Form 20-F
period 2010-12-31
VimpelCom Ltd.
filed 2011-06-30
CIK 1468091

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-34694

VIMPELCOM LTD.

(Exact name of registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Jeffrey D. McGhie

Group General Counsel

SOM 2 Bld., Floor 2

Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

Tel: +31 20 797 7200

Fax: +31 20 797 7201

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, or ADSs, each representing one common share	New York Stock Exchange

Common shares, US$0.001 nominal value	New York Stock Exchange*

*	Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

1,302,559,308 common shares, US$0.001 nominal value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐            Accelerated filer ☐            Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒            International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐        Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	Omitted because the item is not required.
**	We have responded to Item 18 in lieu of this item.

i

EXPLANATORY NOTE

On April 15, 2011, we completed our acquisition of 100% of Wind Telecom S.p.A., an international provider of mobile and fixed-line telecommunications and Internet services with operations in Europe (primarily Italy), North America, Africa, the Middle East and Asia. As we did not consolidate Wind Telecom into our U.S. GAAP financial statements until the effective acquisition date, the historical financial and operating data of VimpelCom set forth in this Annual Report on Form 20-F does not reflect Wind Telecom’s results, unless otherwise indicated. References in this Annual Report on Form 20-F to “our company,” “our group,” “we,” “us,” “our” and similar pronouns are references to VimpelCom Ltd., an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries, including Wind Telecom, except with respect to the presentation of historical financial and operating data in this Annual Report on Form 20-F and unless the context otherwise requires. References in this Annual Report on Form 20-F to “VimpelCom” are references to VimpelCom Ltd. and its consolidated subsidiaries, excluding Wind Telecom, with respect to the presentation of financial and operating data for periods prior to the completion of the Wind Telecom acquisition, unless the context otherwise requires. References in this Annual Report on Form 20-F to “Wind Telecom” are to Wind Telecom S.p.A. (which until December 30, 2010, was known as Weather Investments S.p.A.) and its consolidated subsidiaries with respect to the presentation of financial and operating data, unless the context otherwise requires.

In October 2009, Telenor ASA, the parent company of the Telenor Group, and Altimo Holdings, a member of the Alfa Group and the parent company of Eco Telecom Limited, announced that they agreed to combine their ownership of OJSC VimpelCom and Kyivstar, under a new company called VimpelCom Ltd. Kyivstar is a Ukrainian mobile operator, 56.5% of which was owned by subsidiaries of Telenor and 43.5% of which was owned by subsidiaries of Altimo. We refer to the combination in this Annual Report on Form 20-F as the “VimpelCom Ltd. Transaction.” The VimpelCom Ltd. Transaction involved a series of transactions, including an exchange offer by VimpelCom Ltd. comprising (i) an offer to all holders resident in the United States (including its territories and possessions) of shares of OJSC VimpelCom’s common and preferred stock and to all holders of OJSC VimpelCom’s ADSs, wherever located, referred to in this Annual Report on Form 20-F as the “U.S. Offer”, and (ii) a separate voluntary tender offer to all holders of shares of OJSC VimpelCom’s common and preferred stock, wherever located, referred to in this Annual Report on Form 20-F as the “Russian Offer”. The Russian Offer and the U.S. Offer are collectively referred to in this Annual Report on Form 20-F as the “VimpelCom Ltd. Exchange Offers.” Completion of the VimpelCom Ltd. Exchange Offers was conditioned upon greater than 95.0% of OJSC VimpelCom’s shares, including those represented by ADSs, being validly tendered and not withdrawn, in addition to other conditions. On April 21, 2010, all conditions of the VimpelCom Ltd. Exchange Offers were satisfied, and VimpelCom Ltd. acquired approximately 98.0% of OJSC VimpelCom’s outstanding shares, including shares represented by ADSs. Immediately following completion of the VimpelCom Ltd. Exchange Offers, subsidiaries of Telenor and Altimo caused their direct and indirect interests in Kyivstar to be transferred to VimpelCom Holdings B.V. On May 14, 2010, OJSC VimpelCom’s ADSs were delisted from the NYSE, and on June 2, 2010, OJSC VimpelCom’s shares were excluded from the list of traded securities at the Open Joint Stock Company Russian Trading System Stock Exchange (the “Russian Trading System”). On August 6, 2010, VimpelCom Ltd. completed the acquisition of all of OJSC VimpelCom’s shares, including those represented by ADSs, from OJSC VimpelCom’s remaining minority shareholders by way of a squeeze-out process under Russian law commenced on May 25, 2010.

This Annual Report on Form 20-F includes audited consolidated financial statements as of and for the years ended December 31, 2010, 2009 and 2008 prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and presented in U.S. dollars. As a result of the VimpelCom Ltd. Transaction, VimpelCom Ltd. is as of April 21, 2010, the accounting successor to OJSC VimpelCom, and accordingly, accounting data and disclosure relating to the period prior to April 21, 2010 in VimpelCom Ltd.’s U.S. GAAP financial statements represent accounting data and disclosure of OJSC VimpelCom. The historical operating data for periods prior to April 21, 2010, the date on which the VimpelCom Ltd. Transaction was completed, represents the historical operating data of OJSC VimpelCom and excludes the historical operating data of Kyivstar.

In addition, the discussion of our business and the telecommunications industry contains references to certain terms specific to our business, including numerous technical and industry terms. Certain of these terms, as well as other terms used in this Annual Report on Form 20-F, are below:

•	References to our operations in the “Moscow license area” are to our operations in the City of Moscow and the Moscow region.

•

References to our operations in “the regions,” “the regions outside of Moscow” and “the regions outside of the Moscow license area” are to our operations in the regions of the Russian Federation outside of the City of Moscow and the Moscow region.

•

Unless the context otherwise requires, references to our operations in the “CIS” are to our operations in the Commonwealth of Independent States outside of the Russian Federation and Ukraine. Although Georgia is no longer a member of the CIS, consistent with our historic reporting practice, we continue to include Georgia in our CIS mobile reporting segment, and references to “CIS” in this Annual Report on Form 20-F generally include Georgia.

•	References to the “super-regions” are to Russia’s seven large geographical regions and the Moscow license area.

•

References to “GSM-900/1800” are to dual band networks that provide mobile telephone services using the Global System for Mobile Communications standard in the 900 MHz and 1800 MHz frequency ranges. References to “GSM-1800” are to networks that provide mobile telephone services using GSM in the 1800 MHz frequency range. References to “GSM-900” are to networks that provide mobile telephone services using GSM in the 900MHz frequency range. References to “GSM” are to both the GSM-900 and GSM-1800 standards.

•	References to “3G” technologies are to third generation mobile technologies, including UMTS.

•	References to “mobile services” are to our wireless voice and data transmission services but excluding Wireless Fidelity technology (“WiFi”).

•

References to our “mobile subscribers” are to active subscribers of our mobile telecommunications services. A subscriber is considered “active” if the subscriber’s activity resulted in income to VimpelCom during the most recent three months and if the subscriber remained in the mobile subscriber base at the end of the reported period. Such activity includes all incoming and outgoing calls, subscriber fee accruals, debits related to service, mobile Internet service via Universal Serial Bus (“USB”) modems, outgoing short messaging service (“SMS”) and multimedia messaging service (“MMS”) and data transmission and receipt sessions, but does not include incoming SMS and MMS sent by our company or abandoned calls. We calculate monthly average minutes of use per mobile subscriber (“MOU”) and monthly average revenue per mobile subscriber (“ARPU”) on the basis of subscriber data using the “active subscriber” definition. Previously, we reported mobile subscriber data on the basis of registered mobile subscribers. A registered mobile subscriber is an authorized user of mobile services, using one SIM card (GSM/3G) with one or several selective numbers. Other mobile telecommunications operators may apply mobile subscriber policies that differ from ours.

•	References to “Russian rubles” or “rubles” or “RUB” or “RUR” are to the lawful currency of the Russian Federation.

•	References to “US$” or “$” or “USD” or “U.S. dollars” are to the lawful currency of the United States of America.

•	References to “LIBOR” are to the London Interbank Offered Rate.

•	References to “AB SEK” are to AB Svensk Exportkredit.

•	References to “MosPRIME” are to the Moscow Prime Offered Rate.

•	References to the “VimpelCom Group” are to VimpelCom and its consolidated subsidiaries.

•	References to “OJSC VimpelCom” are to Open Joint Stock Company “Vimpel-Communications” and its subsidiaries.

•	References to “Weather” are to Weather Investments II S.à r.l. and references to the “Weather Group” are to Weather and its subsidiaries.

•	References to the “Wind Telecom Transaction” are to our acquisition of Wind Telecom.

•	References to “OTH” are to Orascom Telecom Holdings S.A.E.

•	References to “Wind Italy” are to Wind Telecomunicazioni S.p.A. and its subsidiaries.

•

References to the “OTH Spin-off” are to our planned spin-off of certain OTH assets to Weather, as described in “Item 4—Information on the Company—Description of the Business of Wind Telecom—The OTH Group—The OTH Spin-off.”

•	References to the “Telenor Group” or “Telenor” are to Telenor ASA and its subsidiaries.

•

References to the “Alfa Group” are to the Alfa Group Consortium, which includes Altimo Holdings & Investments Ltd. and its affiliates. References to “Altimo Holdings” are to Altimo Holdings & Investments Ltd. only. References to “Altimo” are to Altimo Holdings & Investments Ltd. and/or (as the context may require) its subsidiaries holding shares in VimpelCom Ltd. References to “Altimo Coöperatief” are to Altimo Coöperatief U.A., a subsidiary of Altimo Holdings and the direct holder of Altimo’s shares in VimpelCom Ltd.

•	References to “Kyivstar” are to Private Joint Stock Company, “Kyivstar”.

Certain amounts and percentages that appear in this Annual Report on Form 20-F have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our strategy to generate sufficient net cash flow in order to meet our debt service obligations;

•	our intention to report our financial results under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”);

•	our plans to develop and provide integrated telecommunications services to our customers, increase fixed and mobile telephone use and expand our operations;

•	our ability to execute our business strategy successfully and achieve the expected benefits from our existing and future acquisitions;

•	our ability to extract anticipated synergies or to integrate an acquired business, including Wind Telecom and Kyivstar, into our group in a timely and cost-effective manner;

•	our expectations as to pricing for our products and services in the future, improving the total average monthly service revenues per subscriber and our future operating results;

•	our ability to meet our projected capital requirements;

•	our ability to meet license requirements and to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and obtain related regulatory approvals;

•	our ability to obtain and maintain interconnect agreements; and

•	other statements regarding matters that are not historical facts.

While these statements are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Annual Report on Form 20-F include:

•	risks relating to changes in political, economic and social conditions in each of the countries in which we operate;

•

in each of the countries in which we operate, risks relating to legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the telecommunications industry, currency and exchange controls and taxation legislation, and their official interpretation by governmental and other regulatory bodies and courts;

•	risks that various courts or regulatory agencies in which we are involved in legal challenges or appeals may not find in our favor;

•

risks relating to our company, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity and competitive product and pricing pressures;

•	risks associated with discrepancies in subscriber numbers and penetration rates caused by differences in the churn policies of mobile operators; and

•	other risks and uncertainties.

These factors and the other risk factors described in this Annual Report on Form 20-F (in “Item 3—Key Information—D. Risk Factors”) are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Under no circumstances should the inclusion of such forward looking statements in this Annual Report on Form 20-F be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward-looking statements included in this Annual Report on Form 20-F are made only as of the date of this Annual Report on Form 20-F and we cannot assure you that projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not required.

ITEM 2.	Offer Statistics and Expected Timetable

Not required.

ITEM 3.	Key Information

A. Selected Financial Data

The following selected consolidated financial data for the five years ended December 31, 2010 are derived from our historical consolidated financial statements which have been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, for the year ended December 31, 2010 and Ernst & Young LLC, an independent registered public accounting firm, for the years ended December 31, 2009, 2008, 2007 and 2006. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein and in OJSC VimpelCom’s Annual Reports on Form 20-F filed with the SEC and the section of this Annual Report on Form 20-F and OJSC VimpelCom’s Annual Reports on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.” As a result of the VimpelCom Ltd. Transaction, VimpelCom Ltd. is the accounting successor to OJSC VimpelCom, and accordingly, accounting data and disclosure relating to the period prior to April 21, 2010 in its U.S. GAAP financial statements represent accounting data and disclosure of OJSC VimpelCom, except for equity which was restated to reflect the capital structure of VimpelCom Ltd.

	Years ended December 31,
	2010		2009		2008		2007		2006
	(In thousands of U.S. dollars, except per share amounts)
Operating revenues:
Service revenues	US$	10,291,333	US$	8,580,815	US$	9,999,850	US$	7,161,833	US$	4,847,661
Sales of equipment and accessories		193,815		109,959		107,946		6,519		19,265
Other revenues		27,652		19,788		17,190		6,528		2,931

Total operating revenues		10,512,800		8,710,562		10,124,986		7,174,880		4,869,857
Revenue based taxes		—		(7,660)		(8,054)		(3,782)		(1,879)
Net operating revenues		10,512,800		8,702,902		10,116,932		7,171,098		4,867,978
Operating expenses:
Service costs		2,251,474		1,878,443		2,262,570		1,309,287		872,388
Cost of equipment and accessories		216,944		110,677		101,282		5,827		18,344
Selling, general and administrative expenses		3,063,548		2,389,998		2,838,508		2,206,322		1,503,615
Depreciation		1,651,996		1,393,431		1,520,184		1,171,834		874,618
Amortization		427,768		300,736		360,980		218,719		179,846
Impairment loss		—		—		442,747		—		—
Provision for doubtful accounts		48,571		51,262		54,711		52,919		21,848

Total operating expenses		7,660,301		6,124,547		7,580,982		4,964,908		3,470,659

Operating income		2,852,499		2,578,355		2,535,950		2,206,190		1,397,319
Other income and expenses:
Interest income		55,938		51,714		71,618		33,021		15,471
Net foreign exchange (loss) gain		(4,532)		(411,300)		(1,142,276)		72,955		24,596
Interest expense		(540,040)		(598,531)		(495,634)		(194,839)		(186,404)
Equity in net gain/(loss) of associates		53,189		(35,763)		(61,020)		(211)		–
Other (expenses) income, net		(90,526)		(32,114)		(17,404)		3,240		(38,844)

Total other income and expenses		(525,971)		(1,025,994)		(1,644,716)		(85,834)		(185,181)

Income before income taxes and cumulative effect of change in accounting principle		2,326,528		1,552,361		891,234		2,120,356		1,212,138
Income tax expense		605,663		435,030		303,934		593,928		390,663
Income before cumulative effect of change in accounting principle		1,720,865		1,117,331		587,300		1,526,428		821,475
Cumulative effect of change in accounting principle		—		—		—		—		(1,882)
Net income		US$1,720,865		US$1,117,331		US$587,300		US$1,526,428		US$819,593

Net income/(loss) attributable to the noncontrolling interest		47,524		(4,499)		62,966		63,722		8,104
Net income attributable to VimpelCom		US$1,673,341		US$1,121,830		US$524,334		US$1,462,706		US$811,489

Weighted average common shares outstanding (thousands)		1,207,040		1,012,940		1,014,000		1,016,360		1,018,220
Net income attributable to VimpelCom per common share (equal to income before cumulative effect of change in accounting principle attributable to VimpelCom	US$	1.39	US$	1.09	US$	0.52	US$	1.44	US$	0.80
Weighted average diluted shares (thousand)		1,207,340		1,013,560		1,014,060		1,016,360		1,018,940
Diluted net income attributable to VimpelCom per common share (equal to diluted income before cumulative effect of change in accounting principle attributable to VimpelCom)	US$	1.39	US$	1.08	US$	0.52	US$	1.44	US$	0.79
Dividends per common share	US$	0.49	US$	0.31	US$	0.57	US$	0.32		—

	At December 31,
	2010		2009		2008		2007		2006
	(In thousands of U.S. dollars)
Consolidated balance sheets data:
Cash and cash equivalents	US$	885,125	US$	1,446,949	US$	914,683	US$	1,003,711	US$	344,494
Working capital (deficit)(1)		(932,478)		(447,742)		(1,407,795)		(272,784)		(487,420)
Property and equipment, net		6,935,287		5,561,569		6,425,873		5,497,819		4,615,675
Telecommunications licenses, goodwill and other intangible assets, net		9,048,445		4,527,255		5,124,555		2,217,529		1,957,949
Total assets		19,927,895		14,732,541		15,725,153		10,568,884		8,436,546
Total debt, including current portion(2)		5,661,305		7,353,047		8,442,926		2,766,609		2,489,432
Total liabilities		8,593,152		9,715,364		11,115,307		4,868,688		4,235,777
Redeemable noncontrolling interest		522,076		508,668		469,604		—		—
Total equity	US$	10,812,667	US$	4,508,509	US$	4,140,242	US$	5,700,196	US$	4,200,769

(1)	Working capital is calculated as current assets less current liabilities.
(2)	Includes bank loans, Russian ruble denominated bonds, equipment financing and capital lease obligations for all periods presented. Subsequent to December 31, 2010, there have been additional changes in certain of our outstanding indebtedness. For information regarding these changes, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities—Recent Financing Activities.”

	Years ended December 31,
	2010	2009	2008	2007	2006
	(Unaudited, in thousands of U.S. dollars)
Other data:
OIBDA*	US$4,932,263	US$4,272,522	US$4,859,861	US$3,596,743	US$2,451,783

*	OIBDA is a non-U.S. GAAP financial measure and is defined as operating income before depreciation and amortization. Our management uses OIBDA as supplemental performance measure and believes that OIBDA provide useful information to investors because it is an indicator of the strength and performance of the company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of OIBDA include the key revenue and expense items for which the company’s operating managers are responsible and upon which their performance is evaluated. OIBDA also assists management and investors by increasing the comparability of the company’s performance against the performance of other telecommunications companies that provide OIBDA or EBITDA (earnings before interest, taxes, depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation and amortization, which items may significantly affect operating income between periods. However, our OIBDA results may not be directly comparable to other companies’ reported OIBDA or EBITDA results due to variances and adjustments in the components of OIBDA (including our calculation of OIBDA) or calculation measures. Additionally, a limitation of OIBDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. For 2008, figures represent adjusted OIBDA. Adjusted OIBDA is OIBDA adjusted for impairment loss. Reconciliation of OIBDA to net income, the most directly comparable U.S. GAAP financial measure, is presented below.

Reconciliation of OIBDA* to net income

(Unaudited, in thousands of U.S. dollars)

	Years ended December 31,
	2010		2009		2008		2007		2006
OIBDA	US$	4,932,263	US$	4,272,522	US$	4,859,861	US$	3,596,743	US$	2,451,783
Depreciation		(1,651,996)		(1,393,431)		(1,520,184)		(1,171,834)		(874,618)
Amortization		(427,768)		(300,736)		(360,980)		(218,719)		(179,846)
Impairment loss		—		—		(442,747)		—		—
Operating income		2,852,499		2,578,355		2,535,950		2,206,190		1,397,319
Interest income		55,938		51,714		71,618		33,021		15,471
Net foreign exchange (loss) gain		(4,532)		(411,300)		(1,142,276)		72,955		24,596
Interest expense		(540,040)		(598,531)		(495,634)		(194,839)		(186,404)
Equity in net gain/(loss) of associates		53,189		(35,763)		(61,020)		(211)		—
Other (expenses) income, net		(90,526)		(32,114)		(17,404)		3,240		(38,844)
Income tax expense		605,663		435,030		303,934		593,928		390,663
Cumulative effect of change in accounting principle		—		—		—		—		(1,882)
Net income		$1,720,865		$1,117,331		$587,300		$1,526,428		$819,593

*	For 2008, figures represent adjusted OIBDA. Adjusted OIBDA is OIBDA adjusted for impairment loss.

SELECTED OPERATING DATA

The following selected operating data as of December 31, 2010, 2009, 2008, 2007 and 2006 has been derived from internal company sources and from independent sources that we believe to be reliable. The selected operating data set forth below should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this Annual Report on Form 20-F and the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.” Our subscriber data, ARPU and MOU for all periods indicated in the table below and churn figures for the years 2008, 2009 and 2010 in the table below are reported on the basis of active subscribers. The historical operating data for periods prior to April 21, 2010, the date on which the VimpelCom Ltd. Transaction was completed, represents the historical operating data of OJSC VimpelCom and excludes the historical operating data of Kyivstar.

	As of December 31,
	2010	2009	2008	2007	2006
Selected industry operating data:
Estimated population:(1)
Russia	140,128,248	140,681,500	142,008,800	142,008,800	145,166,700
Ukraine	45,306,567	45,813,764	46,192,300	46,192,300	48,457,000
Kazakhstan	15,807,055	15,704,000	15,571,500	15,571,500	14,953,000
Tajikistan	7,143,494	7,011,000	7,215,700	7,215,700	—

	As of December 31,
	2010		2009		2008		2007		2006
Uzbekistan		27,960,495		28,381,000		27,100,000		27,100,000		—
Armenia		3,095,279		2,990,000		3,230,100		3,230,100		—
Georgia		4,205,647		4,318,000		4,500,000		4,500,000		—
Kyrgyzstan		5,580,940		—		—		—		—
Cambodia		15,183,540		15,097,000		—		—		—
Estimated mobile subscribers:(2)
Russia		220,384,130		209,206,000		187,830,000		172,870,000		151,920,000
Ukraine		49,969,900		55,251,400		55,793,102		55,596,318		49,219,900
Kazakhstan		17,279,900		16,581,000		14,437,927		12,692,511		—
Tajikistan		5,532,150		4,334,900		3,428,061		2,131,103		—
Uzbekistan		20,995,500		16,569,900		12,276,098		5,931,796		—
Armenia		3,694,000		2,616,700		2,561,280		1,868,571		—
Georgia		4,422,000		3,894,800		3,757,055		2,690,405		—
Kyrgyzstan		5,027,000		—		—		—		—
Cambodia		8,930,200		5,477,100		—		—		—
Mobile penetration rate:(3)
Russia		157.3%		148.7%		132.3%		121.7%		104.6%
Ukraine		110.3%		120.6%		120.8%		120.4%		103.4%
Kazakhstan		109.3%		105.6%		92.7%		81.5%		—
Tajikistan		77.4%		61.8%		47.5%		29.5%		—
Uzbekistan		75.1%		58.4%		45.3%		21.9%		—
Armenia		119.3%		87.5%		79.3%		57.8%		—
Georgia		105.1%		90.2%		83.5%		59.8%		—
Kyrgyzstan		90.1%		—		—		—		—
Cambodia		58.8%		36.3%		—		—		—
Selected company operating data:(4)
End of period mobile subscribers:
Russia		52,020,000		50,886,127		47,676,844		42,221,252		39,782,690
Ukraine		24,389,838		2,004,729		2,052,493		1,941,251		1,523,682
Kazakhstan		6,867,000		6,135,275		6,269,927		4,603,300		3,052,878
Tajikistan		786,600		743,140		624,624		339,393		72,028
Uzbekistan		4,821,700		3,514,516		3,636,243		2,119,612		700,470
Armenia		672,300		545,201		544,271		442,484		415,965
Georgia		560,200		399,161		225,055		72,655		—
Kyrgyzstan		1,904,300		—		—		—		—
Cambodia		651,000		367,474		—		—		—
Total mobile subscribers		92,672,938		64,595,623		61,029,457		51,739,947		45,547,713
MOU(5)
Russia		218.5		211.4		219.1		192.1		145.9
Ukraine		378.4		208.7		231.8		163.2		149.7
Kazakhstan		120.3		93.1		104.3		94.6		70.4
Tajikistan		178.5		172.9		238.9		220.6		121.1
Uzbekistan		385.7		314.0		287.8		274.0		320.5
Armenia		294.3		237.8		152.1		169.9		178.0
Georgia		136.7		138.3		113.6		102.5		—
Kyrgyzstan		257.7		—		—		—		—
Cambodia		331.1		78.2		—		—		—
ARPU(6)
Russia	US$	10.8	US$	10.1	US$	13.9	US$	12.6	US$	9.6
Ukraine	US$	4.8	US$	4.7	US$	7.6	US$	4.7	US$	5.0
Kazakhstan	US$	9.2	US$	8.1	US$	11.7	US$	13.1	US$	12.6
Tajikistan	US$	6.5	US$	7.1	US$	9.5	US$	9.7	US$	6.8
Uzbekistan	US$	4.1	US$	4.7	US$	6.4	US$	7.1	US$	11.9
Armenia	US$	10.3	US$	13.2	US$	14.6	US$	16.7	US$	17.0
Georgia	US$	7.5	US$	8.9	US$	9.0	US$	7.4		—
Kyrgyzstan	US$	5.3		—		—		—		—
Cambodia	US$	3.5	US$	1.4		—		—		—
Churn rate(7)
Russia		50.8%		42.8%		34.6%		32.9%		35.4%
Ukraine		29.5%		81.0%		84.0%		61.8%		18.6%
Kazakhstan		38.1%		46.3%		31.5%		23.5%		32.8%
Tajikistan		79.9%		52.9%		42.8%		4.6%		95.1%
Uzbekistan		39.4%		63.7%		55.6%		61.7%		44.9%
Armenia		55.3%		58.6%		106.2%		49.7%		9.1%
Georgia		30.1%		46.6%		47.2%		1.0%		—
Kyrgyzstan		63.3%		—		—		—		—
Cambodia		167%		n/a		—		—		—
Number of GSM base stations(8):
Russia		33,535		28,718		26,633		22,088		19,241
Ukraine		15,394		3,039		3,015		2,294		1,653
Kazakhstan		3,546		3,191		3,119		2,291		1,791
Tajikistan		661		523		494		326		107

	Years ended December 31,
	2010	2009	2008	2007	2006
Uzbekistan	1,972	1,625	1,573	928	626
Armenia	735	518	503	379	205
Georgia	809	609	514	215	—
Kyrgyzstan	946	—	—	—	—
Cambodia	958	552	—	—	—
End of period broadband subscribers:
Russia	3,348,000	2,110,881	1,181,916	—	—
Ukraine	200,438	71,000	24,147	—	—
Kazakhstan	12,000	1,342	154	—	—
Uzbekistan	37,300	9,029	5,766	—	—
Armenia	75,000	26,196	9,234	—	—
Total broadband subscribers	3,672,738	2,218,448	1,221,217	—	—

(1)

Estimated population statistics for the year ended 2010 were provided by Informa Telecoms & Media (©2011 Informa Telecoms & Media). Estimated population statistics for the year 2009 were provided by Informa Telecoms & Media (©2010 Informa Telecoms & Media), except for the statistics on Ukraine, which were provided by AC&M. Estimated population statistics for the years 2007 and 2008 for all countries were published by the Interstate Statistical Committee of the CIS. For 2006, estimated population statistics for Russia were published by the Federal State Statistics Service (Goskomstat) of Russia; estimated population statistics for Kazakhstan were published by the Statistics Agency of Kazakhstan; and estimated population statistics for Ukraine were published by Goskomstat of Ukraine.

(2)

Estimated mobile subscriber statistics by country for the year ended 2010 were provided by Informa Telecoms & Media (©2011 Informa Telecoms & Media). Estimated mobile subscriber statistics by country for the year 2009 were provided by Informa Telecoms & Media (©2010 Informa Telecoms & Media), except for the statistics on Ukraine, which were provided by AC&M. For the years 2007 and 2008, estimated mobile subscriber statistics for all countries were provided by AC&M, a management consulting and research agency specializing in the telecommunications industry in Russia and the CIS. For 2006, estimated registered mobile subscriber statistics for Russia and Ukraine were published by AC&M.

(3)

Estimated mobile penetration rate statistics for the year ended 2010 were provided by Informa Telecoms & Media (©2011 Informa Telecoms & Media). Estimated mobile penetration rate statistics for the year 2009 were provided by Informa Telecoms & Media (©2010 Informa Telecoms & Media), except for the statistics on Ukraine, which were provided by AC&M. For the years ended December 31, 2008 and 2007, estimated mobile subscriber statistics for all countries were provided by AC&M. For 2006, penetration rates for Russia and Ukraine are based on data provided by AC&M. Penetration rates for all other countries and all other years are calculated by dividing the total estimated number of mobile subscribers in each relevant area (see Note (2)) by the total estimated population in such area (see Note (1)) as of the end of the relevant period.

(4)	Operating data for Ukraine does not include figures associated with Kyivstar’s operations prior to April 21, 2010, when Kyivstar’s operations were integrated into the group.
(5)	MOU is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.
(6)	ARPU is calculated by dividing our mobile service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile subscribers during the period and dividing by the number of months in that period.
(7)	Churn rate is based on active subscribers. We define our churn rate of mobile subscribers as the total number of churned mobile subscribers over the reported period expressed as a percentage of the average of our mobile subscriber base at the starting date and at the ending date of the period. The total number of churned mobile subscribers is calculated as the difference between the number of new subscribers who engaged in a revenue generating activity in the reported period and the change in the mobile subscriber base between the starting date and the ending date of the reported period. Migration between prepaid and contract forms of payment and between tariff plans may technically be recorded as churn, which contributes to our churn rate even though we do not lose those subscribers. Churn rates have seasonal fluctuations and typically increase in the last quarter of the year due to churn of new subscribers obtained in the summer months of the year. Policies regarding the calculation of churn differ among operators.
(8)	Including 3G base stations.

B. Capitalization and Indebtedness

Not required.

C. Reasons for the Offer and Use of Proceeds

Not required.

D. Risk Factors

The risk factors below are associated with our company and our ADSs. Before purchasing our ADSs, you should carefully consider all of the information set forth in this Annual Report on Form 20-F and, in particular, the risks described below. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. In that case, the trading price of our ADSs could decline and you could lose all or part of your investment.

The risks and uncertainties below are not the only ones we face, but represent the risks that we believe are material. However, there may be additional risks that we currently consider not to be material or of which we are not currently aware and these risks could have the effects set forth above.

RISKS RELATED TO OUR BUSINESS

Substantial leverage and debt service obligations may materially adversely affect our cash flow.

We have substantial amounts of indebtedness. As of March 31, 2011, before we completed the Wind Telecom Transaction, our total external debt for equipment financing, capital leases, bank and other loans was approximately US$7.3 billion.

In connection with the Wind Telecom Transaction, we incurred significant additional indebtedness to pay for the acquisition of Wind Telecom and to refinance debt of Wind Telecom entities that had to be refinanced because we acquired control. For more information on the debt agreements entered into by members of the VimpelCom Group in connection with the Wind Telecom Transaction, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities—Recent Financing Activities.”

In addition to our debt existing before the Wind Telecom Transaction and debt we incurred in connection with the Wind Telecom Transaction, in acquiring Wind Telecom we acquired entities with substantial debt that we did not refinance. This debt remains outstanding and further increases the leverage of the VimpelCom Group.

Our company’s preliminary consolidated gross debt immediately following the Wind Telecom Transaction was approximately US$27 billion.

Under the terms of the Wind Telecom Transaction, we will be required to pay to Weather additional amounts of up to US$770.0 million if the OTH Spin-off cannot be effected prior to December 31, 2011. As of the date of this Annual Report on Form 20-F, the OTH Spin-off has not yet been completed, and VimpelCom may need to raise additional funding if the OTH Spin-off cannot be completed as required.

To the extent that proceeds from debt obligations we have incurred or may incur are loaned to our subsidiaries, including subsidiaries acquired in the Wind Telecom Transaction, proceeds of that debt may not be available to us, or repaid when needed, for support of our operations and payment of our debt service obligations. There can be no assurance that we will recover any amounts we lend to our subsidiaries. Furthermore, in the short to medium term we will not derive additional sources of cash flow or revenues from the Wind Telecom entities and will have to satisfy our debt service obligations from our operations in OJSC VimpelCom and Kyivstar. For more information regarding the Wind Telecom Transaction, our outstanding indebtedness and the outstanding indebtedness of Wind Telecom entities, see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Wind Telecom Transaction” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

Our substantial leverage, our lending to and refinancing of debt of our subsidiaries, including subsidiaries acquired in the Wind Telecom Transaction, and limits imposed by our debt obligations, including limits on subsidiaries we acquired in the Wind Telecom Transaction, could have significant negative consequences for our business. These factors could require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, joint ventures and other purposes necessary for us to maintain our competitive position and placing us at a disadvantage in relation to competitors with less leverage and greater access to financial resources. These factors could also increase our vulnerability to, and limit our ability to respond to, general adverse economic and industry conditions, limit our ability to obtain additional financing, and increase the cost of such financing.

We must generate sufficient net cash flow in order to meet the substantial debt service obligations which we have following the Wind Telecom Transaction and may incur in the future, and we cannot assure you that we will be able to meet those obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we would be in default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of the indebtedness which in turn could cause defaults under our other indebtedness. If we do not generate sufficient cash flow from operations, in attempting to meet our obligations we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital expenditures or seeking additional capital. We cannot assure you that any refinancing or additional financing would be available on acceptable terms, or that assets could be sold, or if sold, that such sales would be on satisfactory terms, that the proceeds realized from those sales would be sufficient to meet our obligations or that such sales could be effected in time to alleviate financial constraints. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, could materially adversely affect our business, financial condition, results of operations and business prospects.

Covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations.

Agreements under which we borrow funds (as set forth in further detail in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities”) contain a number of different covenants that impose on us certain operating and financial restrictions. Some of these covenants relate to our financial performance, such as the level of earnings, debt, assets and shareholders’ equity. Other covenants limit the ability of, and in some cases prohibit, among other things, us or certain of our subsidiaries from incurring additional indebtedness, creating liens on assets, entering into business combinations or engaging in certain activities with companies within our group. A failure to comply with these covenants would constitute a default under these relevant agreements and could trigger cross payment default/cross acceleration provisions under some or all of these agreements discussed above. In the event of such a default, the debtor’s obligations under one or more of these agreements could, under certain circumstances, become immediately due and payable, which could have a material adverse effect on our business, our liquidity and our shareholders’ equity.

We may not be able to raise additional capital.

The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth and growth in usage over the period, the pace of technological development, capital expenditures, our acquisition plans and our ability to continue to generate sufficient amounts of revenue and ARPU growth. If we incur additional indebtedness, the related risks that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness. Due to a variety of factors, including a significant tightening in credit standards, deterioration in the availability of financing, or significant rise in interest rates in international markets, we may not be able to borrow money within the local or international capital markets on acceptable terms or at all. As a result, we may be unable to make desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations, which could materially adversely affect our business, financial condition, results of operations and business prospects.

Our debts denominated in foreign currencies expose us to foreign exchange loss and convertibility risks.

A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars and Euros, including capital expenditures and borrowings, while a significant amount of our revenues are in currencies other than the U.S. dollar and the Euro. As a result, we are exposed to higher foreign exchange loss risks related to the varying exchange rate of our local currencies against the U.S. dollar or Euro. Unless effectively hedged, these risks could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to effectively hedge currency fluctuations due to the cost or availability of hedging instruments. For more information about the market risks we are exposed to as a result of foreign currency exchange rate fluctuations, please see the section of this Annual Report on Form 20-F entitled “Item 11—Quantitative and Qualitative Disclosures About Market Risk.” Also, the imposition of exchange controls or other similar restrictions on currency convertibility in our geographic areas of operation could limit our ability to convert currencies in a timely manner or at all, which could have a material adverse effect on our business, financial condition and results of operations.

The deterioration of the condition of the international economic environment could have a material adverse effect on our business.

In late 2008 and 2009, the economies in our markets were adversely affected by the international economic crisis. Among other things, the crisis led to a slowdown in gross domestic product growth, devaluations of the currencies in Russia and some of the other markets in which we operate and a decrease in commodity prices. Although economic conditions have improved, the timing of a return to sustained economic growth and consistently positive economic trends is difficult to predict. The current difficult economic environment and any future downturns in the economies in which we operate could diminish demand for our services, constrain our ability to retain existing subscribers and collect payments from them and prevent us from executing our growth strategy. Adverse economic conditions could also hurt our liquidity and prevent us from obtaining financing needed to fund our development strategy, which could have a material adverse effect on our business, financial condition and results of operations.

When we purchase a company, we record the difference between the fair value of the assets and the purchase price as goodwill. This goodwill is subject to impairment tests on an ongoing basis. OJSC VimpelCom had goodwill impairment charges of US$315.0 million in our fixed operations in Russia and US$53.8 million in its Ukrainian mobile operations in 2008. A deterioration in macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to further write down the value of the goodwill. A write down in goodwill could impact the covenants under our debt agreements and could lead to a material adverse effect on our business, financial condition and results of operations.

The interests of our largest shareholders may conflict with our commercial interests.

Our company’s largest shareholders, Telenor, Altimo and Weather (from which we acquired Wind Telecom) and their respective affiliates, beneficially own, in the aggregate, approximately 80% of our outstanding voting shares. As a result, these shareholders, if acting together, may have the ability to determine the outcome of matters submitted to our shareholders for approval, including the acquisition of assets by us. In addition, the shareholders agreement between Telenor and Altimo in relation to our company (referred to as the “VimpelCom shareholders agreement”) gives Telenor and Altimo the ability to influence our management and affairs by giving each of them the right to nominate one candidate to each of the five-person boards of directors of some of our subsidiaries, including OJSC VimpelCom and Kyivstar. The VimpelCom shareholders agreement also includes a voting arrangement that determines the composition of our supervisory board and grants each of Telenor and Altimo the right to appoint three of the nine members of the our supervisory board and to influence the appointment of the remaining three members of the our supervisory board. Under our group’s corporate governance structure, significant corporate action on behalf of VimpelCom and/or its subsidiaries requires the prior approval of our supervisory board. Acting jointly, the nominees of Telenor and Altimo to the our supervisory board could cause us to take corporate actions or block corporate decisions by VimpelCom or its subsidiaries, including with respect to our capital structure, financings and acquisitions, which may not be in the best interest of our minority shareholders, or other security holders. On April 15, 2011, Altimo announced that in connection with the closing of the Wind Telecom Transaction, it intended to take measures to trigger the termination of the VimpelCom shareholders agreement. On June 10, 2011, we received a notice from Altimo that it had completed the sale of 123,600,000 convertible preferred shares, which reduced its voting rights in VimpelCom to below 25.0% and as a result the VimpelCom shareholders agreement will terminate six months following the date of such notice. For more information on Altimo’s announcement, see “—Litigation involving Telenor and Altimo, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects” below.

VimpelCom’s strategic shareholders may pursue different development strategies from us and from one another in Russia, Ukraine, the CIS or other regions, which may hinder our ability to expand and/or compete in such regions and may lead to a deterioration in the relationship among our strategic shareholders.

In 2003, Alfa Group, one of our strategic shareholders, acquired a stake in MegaFon one of our main competitors. At the time, Alfa Group confirmed that following its acquisition of a stake in MegaFon, OJSC VimpelCom continues to be its primary investment vehicle in the Russian telecommunications industry. If Alfa Group’s investment focus shifts in favor of MegaFon, we may be deprived of the important benefits and resources that it derives from Alfa Group’s current telecommunications investment policy. Additionally, a shift in Alfa Group’s focus in favor of MegaFon may hinder our activities and operations and may prevent our further expansion.

In the past, Telenor and Alfa Group have had different strategies from us and from one another in pursuing development in the CIS or other regions outside of the CIS. For example, prior to the VimpelCom Ltd. Transaction, affiliates of Telenor and members of the Alfa Group of companies reportedly owned 56.5% and 43.5%, respectively, of Kyivstar. According to public reports, companies in the Telenor group and the Alfa Group historically were involved in various disputes and litigations regarding their ownership of and control over Kyivstar. See also “—Litigation involving Telenor and Altimo, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects” below.

The Weather Group has retained some, and expects through the OTH Spin-off to retain additional, telecommunications assets that were not included within the scope of the Wind Telecom Transaction. We cannot assure you that the Weather Group will not compete in the future with us in those countries or markets where we have a presence.

We cannot assure you that we, the Telenor Group, the Alfa Group or the Weather Group will not choose to pursue different strategies, including in markets or countries where the Telenor group, the Alfa Group or the Weather Group have a presence. Furthermore, if and to the extent that our strategic shareholders have different expansion strategies, it could lead to a deterioration in their relationship which could have a material adverse effect on our business, financial condition, results of operations and business prospects. The VimpelCom shareholders agreement limits our ability to enter a market or country in which either the Telenor group or the Alfa Group already has an interest or an investment. As a result, we may be prevented from expanding our operations into new countries where one or both of the Telenor Group or the Alfa Group have existing operations or investments on favorable terms or at all.

Litigation involving Telenor and Altimo, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects.

During the past five years two of our largest shareholders, Telenor and Altimo, have been involved in various disputes and litigation regarding their ownership of and control over OJSC VimpelCom and Kyivstar. In October 2009, Telenor and Altimo entered into agreements under which, among other things, they agreed to dismiss or withdraw or to cause the dismissal or withdrawal of outstanding legal proceedings between, or involving, them and their respective affiliates, and reportedly they did so. More recently, Telenor and Altimo, have been involved in litigation regarding their ownership of and control over our company.

In a letter dated January 9, 2011, Altimo Holdings, a member of the Alfa Group, wrote to us stating that an affiliate of Altimo Holdings owns shares in OTH sufficient in value for the Wind Telecom Transaction to be treated as a “Related M&A Transaction” under the VimpelCom shareholders agreement. The VimpelCom shareholders agreement provides that the issuance of our shares in a Related M&A Transaction is not subject to any pre-emptive rights for Altimo or Telenor. At its meeting on January 16, 2011, our supervisory board concluded that the Wind Telecom Transaction should be regarded as a Related M&A Transaction and therefore is not subject to any pre-emptive rights for either Altimo or Telenor under the VimpelCom shareholders agreement. The supervisory board approved the Wind Telecom Transaction by a vote of six to three. The three Telenor nominees on the supervisory board voted against the Wind Telecom Transaction. The three Altimo nominees on the supervisory board and the three independent members of the supervisory board voted for the Wind Telecom Transaction.

On January 28, 2011, Telenor commenced arbitration proceedings against each of Altimo Holdings, Altimo Coöperatief, one of our largest shareholders, and a member of the Alfa Group, and VimpelCom Ltd. (the “Arbitration Proceedings”) for the stated purpose of enforcing its alleged pre-emptive rights under the VimpelCom shareholders agreement with respect to VimpelCom shares to be issued in the Wind Telecom Transaction.

On February 7, 2011, Telenor commenced proceedings in the English Commercial Court (the “Court”) seeking an injunction (the “Injunction Request”) which, if granted, would have prevented us from proceeding with the special general meeting of our shareholders on March 17, 2011 at which the Wind Telecom Transaction was proposed for approval until after the arbitration tribunal reached a final decision in the Arbitration Proceedings, unless we authorized and issued to Telenor its alleged pre-emptive shares on the basis that the Wind Telecom Transaction is not a “Related M&A Transaction” under the VimpelCom shareholders agreement. The hearing of the Injunction Request took place on February 25, 2011. On March 1, 2011, the Court handed down its judgment in which it refused to grant the Injunction Request. We, Altimo Holdings, Altimo Coöperatief and Weather have given various undertakings to the Court (the “Undertakings”) intended to (a) ensure that Telenor will receive its pre-emptive shares should the tribunal in the Arbitration Proceedings ultimately find in Telenor’s favor and (b) protect Telenor’s voting stake from dilution below 25% plus one share between the closing of the Wind Telecom Transaction and the resolution of the Arbitration Proceedings.

In the Arbitration Proceedings, Telenor specifically seeks an award (a) declaring that the Wind Telecom Transaction is not a “Related M&A Transaction”; (b) declaring that VimpelCom, Altimo Holdings and Altimo Coöperatief breached the VimpelCom shareholders agreement by declaring the Wind Telecom Transaction to be a “Related M&A Transaction” and denying Telenor its pre-emptive rights in connection with the Wind Telecom Transaction; (c) compelling VimpelCom, Altimo Holdings and Altimo Coöperatief to take all actions necessary to permit Telenor to exercise its pre-emptive rights in connection with the Wind Telecom Transaction; (d) declaring that Altimo Holdings and Altimo Coöperatief, through their actions and inaction in connection with the Wind Telecom Transaction, failed to exercise their pre-emptive rights and may not now claim any such rights; (e) directing that, during the pendency of the Arbitration Proceedings, the Undertakings shall remain in force and granting such other and additional interim relief as will preserve Telenor’s rights as a shareholder in VimpelCom and as a party to the VimpelCom shareholders agreement; (f) granting Telenor all appropriate relief in respect of all violations by Altimo Holdings, Altimo Coöperatief and VimpelCom of the VimpelCom shareholders agreement and New York law, so as to place Telenor in the position it would have been had such violations not occurred, and ruling that Altimo Holdings and Altimo Coöperatief shall not benefit in any manner from their improper conduct; (g) awarding Telenor damages for the harm caused by violations by Altimo Holdings, Altimo Coöperatief and VimpelCom of the VimpelCom shareholders agreement and New York law, in an amount to be determined by the tribunal in the Arbitration Proceedings; (h) awarding Telenor its costs and disbursements in respect of the Arbitration Proceedings and the proceedings before the Court, including its reasonable attorneys’ and experts’ fees, in accordance with Article 38 of the UNCITRAL Arbitration Rules; and (i) awarding Telenor such other and further relief as the tribunal in the Arbitration Proceedings deems just and proper. The Arbitration Proceedings are continuing as of the date of this Annual Report on Form 20-F.

Our shareholders approved the Wind Telecom Transaction at the special general meeting of shareholders held on March 17, 2011. On April 15, 2011, Altimo announced that in connection with the closing of the Wind Telecom Transaction, it intended to take measures to trigger the termination of the VimpelCom shareholders agreement. On June 6, 2010, Altimo announced that it entered into an agreement to sell 123,600,000 of our convertible preferred shares to Forrielite, a company based in Cyprus, whose beneficial owner is Oleg Kiselev, a Russian investor. On June 10, 2011, we received a notice from Altimo that it had completed the sale of 123,600,000 convertible preferred shares which reduced its voting rights in our company to below 25%, and as a result the VimpelCom shareholders agreement will terminate six months following the date of such notice. Immediately upon termination of the VimpelCom shareholders agreement, a new set of corporate bye-laws (Section B of our existing bye-laws) will automatically come into effect, to the exclusion of Section A of our bye-laws, which shall cease to have further effect. Unlike the set of corporate bye-laws currently in effect (Section A of our bye-laws), Section B of our bye-laws does not contain preferential shareholder rights for Altimo or Telenor (with the exception of certain transitional provisions applicable for the six-month period following termination of the VimpelCom shareholders agreement). Termination of the VimpelCom shareholders agreement could lead to further disputes between Telenor and Altimo and present the possibility of a disposition by Telenor of its stake in our company.

Legal proceedings between Altimo and Telenor, and Telenor’s opposition to the Wind Telecom Transaction, as well as Altimo’s actions to terminate the VimpelCom shareholders agreement, could cause the relationship between Altimo and Telenor to deteriorate. As a result of the disputes among two of our largest shareholders and claims made against us, we could suffer material adverse effects on our business, financial condition, results of operations and prospects.

If Telenor is successful in the Arbitration Proceedings, it could lead to significant dilution to our minority shareholders.

If Telenor prevails in the Arbitration Proceedings and the arbitration tribunal determines that pre-emptive rights do apply to the issuance of the VimpelCom shares in the Wind Telecom Transaction, then holders of VimpelCom common shares and ADSs other than Altimo, Telenor and Weather (the “VimpelCom Minority Shareholders”) could suffer significant economic and voting dilution. Currently the VimpelCom Minority Shareholders hold approximately 18.2% of our common shares and approximately 14.4% of our voting shares. Assuming that an arbitration tribunal were to determine that pre-emptive rights do apply and assuming further that each of Telenor and Altimo has such rights and exercises them in full, then the VimpelCom Minority Shareholders would hold approximately 9.4% of our common shares and approximately 5.7% of our voting shares.

The issuance of a significant number of our shares in the Wind Telecom Transaction and a resulting “market overhang” could adversely affect the market price of our ADSs.

In connection with the completion of the Wind Telecom Transaction, we issued 325,639,827 new common shares and 305,000,000 convertible preferred shares to Weather. This resulted in the total number of common shares increasing by 25% and the total number of convertible preferred shares increasing by approximately 330%. Although Weather is generally not permitted to transfer any of the VimpelCom common shares it received for a period of six months after completion of the Wind Telecom Transaction pursuant to a lock-up agreement dated April 15, 2011, following the lock-up period Weather may convert such common shares into our ADSs for sale on the NYSE, subject to certain limitations under U.S. securities laws. The VimpelCom convertible preferred shares issued to Weather may be converted into VimpelCom common shares at the option of the shareholder any time between 2.5 years and 5 years after their issuance at a price based on the NYSE price of VimpelCom ADSs. If the convertible preferred shares are converted into common shares they will also become available for trading in the public market. The sale of any of the VimpelCom shares on the public markets or the perception that such sales may occur (commonly referred to as “market overhang”), may adversely affect the market for, and the market price of, VimpelCom’s ADSs.

A disposition by our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business.

Our debt agreements have “change of control” provisions that may require us to make a prepayment if certain parties acquire beneficial or legal ownership of or control over more than 50.0% of our shares, which could occur if certain parties acquired more than 50.0% of our company. Generally, this change of control provision is not triggered as long as a combination of the Alfa Group, Telenor and/or Weather own more than 50% of our company. If a change of control is triggered and we fail to make any required prepayment, this could lead to an event of default, and could trigger cross default/cross acceleration provisions under certain of our other debt agreements. In such event, our obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business, financial condition and results of operations.

We derive benefits and resources from the participation of Telenor, Altimo and Weather in our company. If Telenor, Altimo and/or Weather were to dispose of its stake in our company, either voluntarily or involuntarily, we may be deprived of the benefits and resources that we derive from Telenor, Altimo and/or Weather which could have a material adverse effect on our business, financial condition and results of operations.

We may not realize the anticipated benefits from acquisitions and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with acquisitions.

The actual outcome of our acquisitions and their effect on our company and its subsidiaries and the results of our operations may differ materially from our expectations as a result of the following factors, among others:

•

past and future compliance with the terms of the telecommunications license and permissions of the acquired companies, their ability to get additional frequencies and their past and future compliance with applicable laws, rules and regulations (including, without limitation, tax and customs legislation);

•	unexpected or unforeseen liabilities or obligations or greater than expected liabilities incurred prior to or after the acquisition, including tax, customs, indebtedness and other liabilities;

•	the acquired company’s inability to comply with the terms of its debt and other contractual obligations;

•	the acquired company’s ability to obtain or maintain favorable interconnect terms;

•	our inability to extract anticipated synergies or to integrate an acquired business into our group in a timely and cost-effective manner;

•	changes to the incumbent management personnel of our acquired companies or the possible deterioration of relationships with employees and customers as a result of integration;

•	exposure to foreign exchange risks that are difficult or expensive to hedge;

•	the acquired company’s inability to protect its trademarks and intellectual property and to register trademarks and other intellectual property used by such company in the past;

•	developments in competition within each jurisdiction, including the entry of new competitors or an increase in aggressive competitive measures by our competitors;

•	governmental regulation of the telecommunications industry in each jurisdiction, ambiguity in regulation and changing treatment of certain license conditions;

•	political economic, social, legal and regulatory developments and uncertainties in each jurisdiction; and

•	claims by third parties challenging our ownership or otherwise.

For information about our acquisitions, please see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities.”

We may still pursue a strategy that includes additional expansion. Any future acquisitions or investments could be significant and in any case could involve risks inherent in assessing the value, strengths and weaknesses of such opportunities, particularly if we are unable to conduct thorough due diligence prior to the acquisition. Such acquisitions or investments may divert our resources and management time. We cannot assure you that any acquisition or investment could be made in a timely manner or on terms and conditions acceptable to us.

If we are unable to successfully integrate Wind Telecom and develop its combined business, it could have a material adverse effect on our business.

With the acquisition of Wind Telecom, our management will be required to devote a significant amount of time and resources to the process of integrating the operations of Wind Telecom with the our group’s operations, which will decrease the time management has to manage the combined company’s business, service existing clients, attract new clients, develop new services or strategies and respond to increasing forms of competition. The integration process will require significant input from Wind Telecom’s management. All of the risks associated with the integration process and execution of our strategy could be exacerbated by the fact that Wind Telecom has operations in markets that are new to our group. Additionally, we will depend to a significant extent upon the performance and contributions of Wind Telecom’s senior management. Although we have retained several members of Wind Telecom’s senior management, we cannot assure you that we will be able to retain all of the senior managers who are valuable to Wind Telecom’s operations. Our inability to integrate Wind Telecom successfully could have a material adverse effect on our company’s business, financial condition and results of operations.

Our rationale behind the Wind Telecom acquisition was based on certain beliefs and assumptions, among others, that the assets of the VimpelCom group and Wind Telecom are complementary, that demand for mobile data services in its markets is set to grow significantly and that the combination will result in significant synergies, primarily derived from procurement, operational expenses and capital expenditures. If any of these fundamental beliefs or assumptions proves to be incorrect or if we are unable to effectively execute our strategy, the return on its substantial investment in Wind Telecom may not materialize and our, business, financial condition and results of operations could be materially adversely affected.

Wind Telecom’s operations are in jurisdictions new to VimpelCom.

Following the Wind Telecom Transaction, we operate in 19 countries around the world, covering a population of approximately 843 million people, with over 180 million mobile subscribers. Management of the growth from the Wind Telecom Transaction will require significant managerial and operational resources. We will rely on the existing Wind Telecom management team and employees to help us successfully manage our growth and operate in jurisdictions that are new to our group. However, there can be no assurance that we will be able to retain key employees of Wind Telecom, and if we are unable to successfully manage our growth, our further development could be hampered and our business, financial condition and results of operations could suffer.

In addition, the Wind Telecom group operates in jurisdictions which are subject to political, social and economic risk. For example, OTH is an Egyptian company listed on the Egyptian Stock Exchange. In 2011 there have been widespread protests against the government, resulting in a negative impact on the share prices of companies listed on the Egyptian Stock Exchange and resulted in extensive disruption and damage throughout the country to public and private property and infrastructure. Mobile networks and services were also temporarily suspended by government order. The protests resulted in the resignation of Egypt’s long-time president and in significant political reforms. These events and similar events in other jurisdictions where Wind Telecom operates could adversely affect our business, prospects, financial condition and results of operations.

The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH.

OTH’s subsidiary Orascom Telecom Algérie s.p.a., or OTA, accounts for a significant proportion of OTH’s consolidated revenues. For the past several years, OTA has suffered from various ongoing measures taken by the Algerian Government and its various regulatory agencies. The Algerian tax authority has made substantial tax claims against OTA. OTA continues to challenge these claims but has prepaid claimed amounts and penalties totaling approximately Dinar 71,900 million (equal to approximately US$971.7 million at an exchange rate of Dinar 74 per US$1) during the pendency of its legal challenges. Any payments relating to claims that we challenge successfully will be refunded to us. See “Item 4—Information on the Company—Legal Proceedings.” There can be no assurance that the Algerian tax authority will not make further tax assessments against OTA or other OTH companies in the future or that we would be successful in challenging any assessment. Payment of the claimed tax amounts may have an adverse effect on OTH’s business, prospects, financial condition and results of operations.

In addition, in 2010, the Bank of Algeria effected an injunction that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA, making it difficult for OTA to import equipment from foreign suppliers and preventing OTA from transferring funds outside of Algeria, including by way of dividends or other distributions to OTH. The Algerian authorities have also alleged breaches of foreign exchange regulations which could result in significant fines being levied on OTA and a criminal investigation has been initiated by the Bank of Algeria. OTH’s ability to repatriate profits from Algeria and to continue to own and control its operations in Algeria may be impacted. A number of laws have been enacted in Algeria which have an impact on OTA and OTH’s investments in Algeria, and there can be no assurance that there will not be further new laws and changes to existing laws that will have an impact on OTA and OTH. These and other measures taken by the Algerian Government and its agencies against OTA have adversely impacted the business, financial condition and results of operations of OTA and may continue into the future. The tax and other regulatory laws and regulations in Algeria are subject to change or interpretation by the local authorities, including changes or interpretations that may subject OTA to penalties, both monetary and statutory, which could adversely affect the conduct of its business.

Furthermore, the Algerian Government has announced its intention to unilaterally purchase OTA, alleging that it has the right to do so under the pre-emption right contained in the 2009 Finance Act and the 2010 Supplemental Finance Act. See “Item 4—Information on the Company—Legal Proceedings.” The value of OTA is to be determined by a valuation advisor retained by the Algerian Government. We have reached a value sharing arrangement with Weather which provides for any financial losses or gains arising from the sale of all or part of OTA to the Algerian Government or from the eventual settlement of disputes between OTA and the Algerian Government to be shared in certain pre-agreed proportions between us and Weather. For more information, see the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Relating to the Wind Telecom Transaction.” Although this arrangement provides for significant downside protection for us with respect to the forced sale of OTA, OTA remains a strategically important asset for us and, therefore, we are interested in exploring with the Algerian Government a resolution which would allow us to retain OTA following completion of the Wind Telecom Transaction. The loss of OTA could have an adverse effect on the value, and future prospects, of Wind Telecom.

VimpelCom is a holding company and depends on the performance of its subsidiaries and their ability to make distributions to it.

VimpelCom is a holding company and does not conduct any revenue-generating business operations of its own. Its principal assets are the equity interests it owns in its operating subsidiaries, either directly or indirectly. As a result, it is dependent upon cash dividends, distributions, loans or other transfers it receives from its subsidiaries in order to make dividend payments to its shareholders (including holders of ADSs), to repay any debt it may incur, and to meet its other obligations. In some instances, VimpelCom needs guarantees from its subsidiaries to incur debt.

The ability of VimpelCom’s subsidiaries to pay dividends and make payments or loans to VimpelCom, and to guarantee VimpelCom’s debt, will depend on their operating results and may be restricted by, among other things, applicable corporate, tax and other laws and regulations. These laws and regulations include restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange restrictions in the jurisdictions in which VimpelCom’s subsidiaries operate. For example, our Ukrainian subsidiaries, Kyivstar and Storm, may be required to obtain individual licenses or approvals from the National Bank of Ukraine in order to pay us dividends. Kyivstar has successfully obtained such licenses and approvals for its dividend distributions in the past. Our subsidiary in Algeria, OTA, has been unable to repatriate certain dividends to foreign investors, including its parent company, during the pendency of the tax assessment by the DGE. In 2010, the Bank of Algeria effected an injunction that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA, preventing OTA from transferring funds outside of Algeria, including by way of dividends or other distributions to OTH.

VimpelCom’s subsidiaries operating the Wind Italy business are prohibited by one debt agreement, and restricted by Wind Italy’s other debt agreements, from paying dividends or making payments or loans to VimpelCom. The senior notes issued by Wind Acquisition Holdings Finance S.A. dated December 15, 2009, in original principal amounts of €325.0 million and US$625.0 million, prohibit any dividends, payments or loans upstream from Wind Italy until January 2014, when those notes convert to cash pay (rather than payment in kind) instruments. After January 2014, the notes and the other Wind Italy financings, will continue to restrict upstream dividends, payments or loans to amounts permitted under restricted payment tests set out in the documents and when leverage to earnings ratios reach specified levels. For more detail on the Wind Italy financings, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities—Recent Financing Activities—Financings for the Wind Telecom Transaction—Wind Italy Debt.”

VimpelCom’s subsidiaries are separate and distinct legal entities. Any right that VimpelCom has to receive any assets of or distributions from any subsidiary upon its bankruptcy, dissolution, liquidation or reorganization, or to realize proceeds from the sale of the assets of any subsidiary, will be junior to the claims of that subsidiary’s creditors, including trade creditors.

Our business is highly capital intensive and requires substantial and ongoing expenditures of capital, which, in the future, we may not be able to obtain or favorable terms or at all.

Our industry is highly capital intensive, and our success depends to a significant degree on our ability to keep pace with new developments in technology, to develop and market innovative products and to update our facilities and process technology. All of our operations have extensive capital expenditure programs that require substantial outlays. We may require additional capital in the future to finance our future growth and development, implement further marketing and sales activities, fund our ongoing research and development activities, implement new technological advances and meet our general working capital needs. The amount and timing of our capital requirements will depend on many factors, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, and the status and timing of competitive developments. We may require greater capital investments in shorter time frames than we have anticipated, and we or our operations may not have the resources to make such investments. If we do not have the resources for necessary capital expenditures, we may be required to raise additional debt or equity financing, which may not be available when needed on terms favorable to us or at all. If we are unable to obtain adequate funds on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could adversely affect our business, financial condition and results of operations.

Our revenues are often unpredictable and our revenue sources are short-term in nature.

Future revenues from our prepaid mobile subscribers, our primary source of revenues, and our contract mobile subscribers are unpredictable. We do not require our prepaid mobile subscribers to enter into long-term service contracts and cannot be certain that they will continue to use our services in the future. We require our contract mobile subscribers to enter into service contracts; however, many of these service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Consumption of mobile telephone services is driven by the level of consumer discretionary income. Deterioration in the economic situation could cause subscribers to have less discretionary income, thus affecting their spending on our services. The loss of a larger number of subscribers than anticipated could result in a loss of a significant amount of expected revenues. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could adversely affect our business, financial condition, results of operations and business prospects.

We could be subject to tax claims that could have a material adverse effect on our business.

Tax audits in the countries in which we operate are conducted regularly. We have been subject to substantial claims by tax authorities in Russia, Italy, Algeria, Ukraine and Kazakhstan. These claims have resulted in additional payments, including fines and penalties, to the tax authorities. We have challenged and are currently challenging certain claims by the Russian and Algerian tax authorities in court. For more information regarding tax claims and their effects on our financial statements, see the sections of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings” and note 24 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Kyivstar may face a potential dispute with the tax authorities concerning basis for assessment of 20.0% Ukrainian VAT. In particular, the new Tax Code entered into force on January 1, 2011 and Kyivstar’s understanding of the VAT regulations is that Kyivstar should not assess VAT on the amount of Ukrainian pension fund tax charged by Kyivstar from its customers, while the tax authorities’ view is that VAT liability should be declared in respect of all payments received by Kyivstar from its subscribers. Although Kyivstar has received a letter from the tax and customs policy committee of the Ukrainian parliament supporting Kyivstar’s position, the letter is not binding upon tax authorities, and the controversy most likely will be resolved in court. In the event Kyivstar is not successful in its challenge of the VAT application, Kyivstar may face significant fines and penalties for the unassessed VAT.

Significant disputes between OTA and the Algerian tax authorities are described above in “—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH.”

Although we are permitted to challenge in court the decisions of tax inspectorates, there can be no assurance that we will prevail in our litigation with tax inspectorates. In addition, there can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles they have claimed against us for prior tax years or different tax principles that additional taxes are owed by us for prior or future tax years or that the relevant governmental authorities will not decide to initiate a criminal investigation in connection with claims by tax inspectorates for prior tax years. The adverse resolution of these or other tax matters that may arise could have a material adverse effect on our business, financial condition and results of operations.

Our competitors may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders, potentially giving them a substantial competitive advantage over us.

Our competitors, including MTS, MegaFon, Rostelecom, a subsidiary of the state-controlled telecommunications company, Telecommunication Investment Joint Stock Company Svyazinvest

(“Svyazinvest”), Open Joint Stock Company “Ukrtelecom” (“Ukrtelecom”), Limited Liability Company “Astelit” (“Astelit”), Private Joint Stock Company “MTS UKRAINE” (“MTS Ukraine”), GSM Kazakhstan and others, may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders, potentially giving them a substantial competitive advantage over us. Additionally, current or future relationships among our competitors and third parties may restrict our access to critical systems and resources. New competitors or alliances among competitors could rapidly acquire significant market share. We cannot assure you that we will be able to forge similar relationships or successfully compete against them.

The Russian government recently completed the restructuring of Rostelecom by means of a merger of Svyazinvest’s regional subsidiary telecommunications operators into Rostelecom. This reorganization led to the creation of a fourth Russian federal mobile communications operator. The newly organized company, including its mobile operations, may receive preferential treatment from the regulatory authorities in licensing, frequency allocation, tariff regulation, access to existing infrastructure, and the regulatory regime, among others, and may receive favorable pricing terms for interconnection from state-controlled regional fixed line operators.

Increased competition and a more diverse subscriber base in our mobile business may have a material adverse effect on our results of operations, including revenues.

We cannot assure you that our revenue will grow in the future, as mobile subscriber growth rates slow and competition puts pressure on prices. Nevertheless, our business strategy contemplates revenue growth and we are expending significant resources to increase our revenues, particularly by building 3G networks and by marketing new products and value added services to both our existing subscribers and new corporate and business subscribers. If we are unsuccessful in our marketing campaigns or the services we introduce are not well received by consumers, or in the event of any delays in developing our 3G networks, we will not generate the revenue anticipated and our ARPU may decline, which may materially adversely affect our business, financial condition and results of operations. For more information on competition we face in the market for mobile services, see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Competition—Mobile Services.”

In addition, as the subscriber penetration rates increase and the markets in which we operate mature, mobile services providers, including us, may be forced to utilize more aggressive marketing schemes to retain existing subscribers and attract new ones. If this were to occur, we may choose to adopt lower tariffs, offer handset subsidies or increase dealer commissions, any or all of which could materially adversely affect our business, financial condition and results of operations.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

We have expended significant time and resources building our “Beeline”, “Kyivstar” and “djuice” brand images. Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative rumors or various claims by Russian, Ukrainian or foreign governmental authorities, individual subscribers and third parties against us could materially adversely affect this brand image. In addition, consumer preferences change and our failure to anticipate, identify or react to these changes by providing attractive services at competitive prices could negatively affect our market share. We cannot assure you that we will continue to maintain a favorable brand image in the future. Any loss of market share resulting from any or all of these factors could negatively affect our business, financial condition and results of operations.

We may not be able to recover, or realize the value of, the debt investments that we make in our subsidiaries.

OJSC VimpelCom lends funds to, and makes further debt investments in, its subsidiaries under intercompany loan agreements and other types of contractual agreements. Certain of OJSC VimpelCom’s subsidiaries are also parties to third-party financing arrangements that restrict OJSC VimpelCom’s ability to recover its investments in these subsidiaries through the repayment of loans or dividends. For more information regarding our subsidiaries’ indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.” These restrictions on repayment of intercompany debt may reduce the ability of OJSC VimpelCom to upstream cash to us. In the future, we may enter into similar debt arrangements with our subsidiaries. These restrictions in OJSC VimpelCom’s or our debt arrangements could make it difficult for us to meet our debt service obligations, which could materially adversely affect our business, financial condition, results of operations and business prospects.

Claims by the former shareholders of Limited Liability Partnership KaR-Tel and/or the Turkish Savings Deposit Insurance Fund or others may result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest in KaR-Tel.

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Savings Deposit Insurance Fund (the “Fund”), a Turkish state agency responsible for collecting state claims arising from bank insolvencies, in the amount of approximately US$5.0 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). We believe that the order to pay is without merit. We challenged it in the Administrative Court of Istanbul, which, on October 25, 2010, ruled in our favor and cancelled the order to pay. However, the Fund has appealed the ruling and there can be no assurance that the ruling will not be overturned, that KaR-Tel will ultimately prevail in its petition for the cancellation of the order to pay or that we will not be subject to protracted litigation with the Fund or others. The adverse resolution of this matter and any other matter that may arise in connection with the order to pay issued by the Fund or any other claims made by the Fund or the former shareholders of KaR-Tel, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness. For more information about our litigation regarding KaR-Tel, see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings—KaR-Tel Litigation.”

We are subject to claims in connection with Sky Mobile.

In October 2010, OJSC VimpelCom acquired 50.1% of the share capital of Menacrest Limited (“Menacrest”), which is the parent company of Limited Liability Company Sky Mobile (“Sky Mobile”), a mobile operator in Kyrgyzstan, from Crowell Investments Limited (“Crowell”) in exchange for a set-off of a portion of our US$350.0 million loan to Crowell.

Sky Mobile is a defendant in litigation in the Isle of Man. The litigation was brought by affiliates of MTS against Sky Mobile and affiliates of Altimo alleging that the Kyrgyz judgment determining that an Altimo affiliate was the rightful owner of interest in the equity of Bitel, an MTS affiliate, prior to the asset sale between Sky Mobile and Bitel, was fraudulent and that Bitel shares and Sky Mobile assets were misappropriated. The legal proceedings in this matter are pending. There can be no assurance that MTS or any other party will not bring an additional action against our company or any of our subsidiaries in connection with Sky Mobile or, if so brought, that we will prevail in any such lawsuit. The adverse resolution of any matter that may arise in connection with Sky Mobile could have a material adverse effect on our company, its business, its expansion strategy and its financial results. For more information about legal proceedings and threatened claims against us relating to Sky Mobile, see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings—Sky Mobile Litigation.”

Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law or regulations.

We are required to meet certain terms and conditions under our licenses, including meeting certain conditions established by the legislation regulating the communications industry. For more information on our licenses and their related requirements, please see the sections of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Licenses” and “Item 4—Information on the Company—Regulation of Telecommunications.” If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, we anticipate that we would have an opportunity to cure any non-compliance. However, we cannot assure you that we will receive a grace period, and we cannot assure you that any grace afforded to us would be sufficient to allow us to cure any remaining non-compliance. In the event that we do not cure any remaining non-compliance, the applicable regulator could decide to suspend and seek termination of the license. The occurrence of any of these events could materially adversely affect our ability to build out our networks in accordance with our plans and could harm our reputation.

If we fail to fulfill the specific terms of any of our licenses, frequency permissions or other governmental permissions or if we provide services in a manner that violates applicable legislation, government regulators may levy fines, suspend or terminate our licenses, frequency permissions, or other governmental permissions or refuse to renew licenses that are up for renewal. A suspension and the subsequent termination of GSM licenses, 3G licenses, long distance, international services, fixed-line, telematic and data licenses or refusal to renew our licenses could materially adversely affect our business, financial condition and results of operations.

Our licenses are granted for specified periods and they may not be extended or replaced upon expiration.

Most of our licenses are granted for specified terms, and we can give you no assurance that any license will be renewed upon expiration. Our super-regional GSM licenses in Russia will expire in 2012 and 2013, our territorial GSM licenses in Russia will expire in various years from 2011 to 2021, and our mobile licenses in the CIS will expire in various years from 2013 to 2021. Our 3G license in Russia will expire in 2017. Most of our fixed telecommunications licenses expire in various years from 2011 to 2019. If renewed, our licenses may contain additional obligations, including payment obligations, or may cover reduced service areas or scope of service.

Kyivstar’s main 900/1800 MHz (GSM) mobile license was issued on April 12, 2001 and will expire on October 25, 2011. Under Ukrainian law, a license holder may apply to the Ukrainian National Commission for Communications Regulation (the “NCCR”) for the extension of a telecommunications license four months prior to its expiration date. As a matter of practice, the NCCR has denied extension of telecommunications licenses issued under old legislation that existed prior to December 24, 2003. The NCCR’s refusal to extend the term of a license may be challenged in court. A number of telecommunications operators have already disputed the NCCR’s refusal to renew licenses in court with varying outcomes in the relevant cases.

On June 9, 2011, Kyivstar applied to the NCCR for extension of its 900/1800 MHz (GSM) mobile license. If the NCCR refuses to extend the term of Kyivstar’s 900/1800 MHz (GSM) license, Kyivstar may challenge such refusal in court. Kyivstar’s 900/1800 MHz (GSM) mobile license may expire prior to the completion of any related court proceedings. In Ukraine, operation without a license may result in penalties in the amount of income generated from such operation.

If Kyivstar does not successfully challenge a refusal to extend its license by the NCCR, it will have to apply to obtain new 900/1800 MHz (GSM) license, which could result in costs of approximately US$2.3 million. In addition, there can be no assurance that Kyivstar will successfully be able to obtain a new license.

All licenses held by Kyivstar were re-issued due to the recent change of Kyivstar’s corporate name from Closed Joint Stock Company “Kyivstar G.S.M.” to Private Joint Stock Company, “Kyivstar” effected in March 2011 to bring its corporate governance in compliance with the new Joint Stock Company Law. According to the law, change of corporate name of a license-holder triggers re-issuance of the respective licenses. The licenses were re-issued in a timely manner and with the same terms and conditions. The permits for allocation of numbering resources and frequency permissions under these licenses are being re-issued. If Kyivstar’s permits for allocation of numbering resources and frequency permissions are not re-issued, our business could be materially adversely affected.

As a rule, the expiration date of frequency permissions for most of our mobile communications and radio-relay line base stations exceeds the validity period of communications service licenses. We cannot predict whether we will be able to obtain extensions of our frequency permissions and whether these extensions will be formalized and granted by the regulatory agency in a timely manner and without any significant additional costs. It is possible that upon expiration of frequency permissions the frequency bands currently in use by us will be wholly or partly re-allocated in favor of other communications technologies and/or other communications operators, requiring that we coordinate the use of our frequencies with the other license holders and/or experience a loss of quality in our network.

If our licenses for provision of telecommunications services or frequency allocations are not renewed, our business could be materially adversely affected. For more information, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Licenses—Mobile Telecommunications Licenses.”

We may be subject to increases in payments for frequency allocations under the terms of some of our licenses.

Russian legislation requires that we make payments for frequency spectrum usage. Any significant increase in the fees payable for the frequencies that we use or for additional frequencies that we need could have a negative effect on our financial results.

At present we make payments for radio-frequency spectrum use under regulations of the Russian government. In Ukraine, fees for use of radio-frequency spectrum are payable under the Tax Code of Ukraine. As a whole, the fees for all available frequency assignments have been significant. Although the Russian radio frequency payment requirement is not legislatively assigned to all types of networks, there is a Russian Government Decree which requires everyone to pay for radio frequency spectrum use, including military and other users of radio networks. As a result, we cannot assure you that the fees we pay for radio-frequency spectrum use will not increase, and such an increase could negatively affect our financial results. In addition, in Ukraine, failure to make payments for frequency allocations for more than six months could result in revocation of frequency allocations and permissions, which could limit our ability to provide services and have a material adverse effect on our business, financial condition or results of operations. For more information, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Regulation of Telecommunications.”

Our ability to provide telecommunications services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.

Our ability to secure and maintain interconnect agreements with other wireless and local, domestic and international fixed-line operators on cost-effective terms is critical to the economic viability of our operations. Interconnection is required to complete calls that originate on our respective networks but terminate outside of our respective networks, or that originate from outside our networks and terminate on our respective networks. A significant increase in our interconnect costs as a result of new regulations or commercial decisions by other fixed-line operators or a lack of available line capacity for interconnection could have a material adverse effect on our ability to provide services. We also cannot exclude the possibility of further increase of interconnect costs in case of increase of the inflation rate in our countries of operation.

We are experiencing difficulties with maintaining efficient interconnection relationships with certain telecommunications operators. For example, Kyivstar and MTS Ukraine are currently involved in legal disputes with Astelit in relation to amending interconnection agreements. Notably, Astelit refused to sign amendments to the relevant interconnect agreements providing for revised call termination rates established for operators holding a dominant position in the interconnect market. Kyivstar filed a lawsuit seeking to compel Astelit to adhere to the government-regulated rates. Astelit filed a counterclaim against Kyivstar. In May 2011, the court ruled in favor of Astelit compelling Kyivstar to amend the interconnect agreements providing for asymmetric interconnect rates. Kyivstar filed an appeal of the said court decision, but there can be no assurance that Kyivstar will prevail on its appeal.

Also, Kyivstar is currently involved in a dispute with local telecommunications operator Limited Liability Company “Ucomline” (“Ucomline”) in respect of entry into interconnect agreement. Specifically, in October 2010 Ucomline brought an action in the court seeking to compel Kyivstar to enter into the interconnect agreement on the conditions proposed by Ucomline. Kyivstar filed a counterclaim against Ucomline seeking to compel Ucomline to enter into the interconnect agreement on the conditions proposed by Kyivstar. In December 2010, the court made a decision in favor of Ucomline in full and in favor of Kyivstar in part and approved a restated interconnect agreement between the parties in its decision. In March 2011 the court of appeals upheld the decision of the court of first instance. Kyivstar has already filed a cassation appeal, but there can be no assurance that Kyivstar will prevail on its appeal.

We face uncertainty regarding our frequency allocations, equipment permits and network registration, and we may experience limited spectrum capacity for providing wireless services.

To establish and commercially launch a mobile telecommunications network, we are required to receive, among other things, frequency allocations for bandwidths within the frequency spectrums in the regions in which we operate. There are a limited number of frequencies available for mobile operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate frequency allocation in each such market in order to maintain and expand our subscriber base. If frequencies are not allocated to us in the future in the quantities, with the geographic span and for time periods that would allow us to provide mobile services on a commercially feasible basis throughout all of our license areas, our business, financial condition, results of operations and prospects may be materially adversely affected. In addition, a failure to make payments for frequency allocations could result in the suspension or revocation of our frequency allocations. A loss of allocated frequency that is not replaced by other adequate allocations also could have a substantial adverse impact on our network capacity and our ability to provide mobile services. In addition, frequency allocations may be issued for periods that are shorter than the terms of our licenses, and such allocations may not be renewed in a timely manner or at all. If our frequencies are revoked or we are unable to renew our frequency allocations, our network capacity and our ability to provide mobile services would be constrained and our ability to expand would be limited, which could have a material adverse effect on our business, financial conditions and results of operations.

We have in the past been unable to obtain frequency allocations necessary to test or expand our networks in Russia. For example, our applications for GSM-900 frequencies in five regions within the Urals super-region and eight regions in the Northwest super-region were denied. Further, we were denied a grant of GSM-900, GSM-1800 frequencies in the Far East super-region and E-GSM frequencies throughout all of Russia by Russia’s State Radio Frequency Commission (“SRFC”). Although OJSC VimpelCom received frequencies in three regions within the Far East super-region through tenders conducted in 2007 and seven regions within the Far East super-region through tenders conducted in April 2011, OJSC VimpelCom’s applications for such frequencies have been denied in the past.

In addition, we may encounter difficulties in building our networks or we may face other factors beyond our control that could affect our ability to operate our networks, decrease the quality of our services, increase the cost of construction or operation of our networks or delay the introduction of services. As a result, we could experience difficulty in increasing our subscriber base or could fail to meet license requirements, either of which may have a material adverse effect on our business.

The laws of Russia, Ukraine and the CIS prohibit the operation of telecommunications equipment without a relevant permit from the appropriate regulatory body. Due to complex regulatory procedures, it is frequently not possible for us to procure in a timely manner the permissions and registrations required for our base stations, including registration of our title to land plots underlying our base stations and constructions permits, or other aspects of our network before we put the base stations into operation or to amend or maintain the permissions in a timely manner when it is necessary to change the location or technical specifications of our base stations. At times, there can be a number of base stations or other communications facilities and other aspects of our networks for which we are awaiting final permission to operate for indeterminate periods. This problem may be exacerbated if there are delays in issuing necessary permits.

We also regularly receive notices from Russian, Ukrainian and CIS regulatory authorities warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. We have closed base stations on several occasions in order to comply with regulations and notices from regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended and subsequently revoked through court action. Although we generally take all necessary steps to comply with any license violations within the stated time periods by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses will not be suspended and subsequently revoked in the future. If we are found to operate telecommunications equipment without an applicable permit, we could experience a significant disruption in our service or network operation and this would have a material adverse effect on our business, financial condition and results of operations.

We are in competitive industries and we may face greater competition as a result of market and regulatory developments.

The markets in which we operate are competitive in nature, and we expect that competition, especially in the least developed markets, will continue to increase. As we expand the scope of our services, such as fixed-line residential and commercial broadband services, we anticipate that we will encounter a greater number of competitors who provide similar services. Unfavorable competitive developments could have a material adverse effect on our business. For example, during 2009, Kyivstar experienced a reduction in revenue and lost approximately 6.4% of its subscribers to lower cost, mass market operators. In Russia, OJSC VimpelCom experienced competitive pressures in 2009 and 2010 that resulted in a reduction in our market share by revenues and a decline in OIBDA margins. In the event we fail to successfully address challenges from our competition, our financial condition and results of operations could be materially and adversely affected.

The issuance of additional telecommunications licenses or the implementation of new technology in any of the license areas in which we operate could greatly increase competition and threaten our business. For example, in 2006, 2007, 2008 and 2011, our competitors, Tele2 and Sky Link, were awarded GSM licenses in parts of Russia and the CIS. In addition, in 2008 a third GSM license was issued in Kazakhstan, and it was reported that Tele2 purchased an interest in the company holding this license. This acquisition will result in increased competition in the Kazakh market. An additional GSM license has been issued in Armenia and France Telecom has reportedly purchased an interest in the company holding this license. Furthermore, the government of Armenia has recently liberalized the fixed line market in Armenia, which will result in increased competition. If competitors are able to operate telecommunications networks that are more cost effective than ours, then they may have competitive advantages over us, which could harm our business.

Providers of traditional fixed-line telephone services and mobile operators that have obtained fixed-line licenses may compete more effectively with us. The fixed-line market has historically been dominated by Svyazinvest (now, after the completion of the restructuring, Rostelecom) in Russia, Kazakhtelecom in Kazakhstan, Ukrtelecom in Ukraine, Uzbektelecom in Uzbekistan (which was controlled by the Uzbek government until recently), Tajiktelecom in Tajikistan and Kyrgyztelecom in Kyrgyzstan, all former state monopoly telecommunications services providers. These companies and other established competitors, such as Svyazinvest (now Rostelecom), have some competitive advantages over our fixed-line operations, including:

•	significant resources and greater market presence and network coverage;

•	brand name recognition, customer loyalty and goodwill;

•	control over domestic transmission lines and over access to these lines by other participants; and

•

close ties to national and local regulatory authorities who may be reluctant to adopt policies that would result in increased competition for Svyazinvest (now Rostelecom), Uzbektelecom, Kazakhtelecom or Ukrtelecom and other historically state-owned companies.

On December 29, 2008, the Russian Ministry of Communications and Mass Media adopted an order establishing the requirements for mobile virtual network operators (“MVNOs”) in Russia. MVNOs are companies that provide mobile communications services but do not own the radio frequencies and, often, network infrastructure required to do so. According to the order, MVNOs in Russia must be licensed, and their use of frequencies and infrastructure and rendering of services will be done pursuant to agreements entered into between MVNOs and existing frequency holders. Competition from MVNOs may reduce our subscriber market share and revenues and could have a material adverse effect on our business, financial condition and results of operations.

Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially adversely affect our business.

The telecommunications industry is characterized by rapidly changing technology and evolving industry standards. We experience new customer demand for more sophisticated telecommunications and Internet services in Russia, Ukraine and the CIS as well as for other new technologies such as Internet Protocol (“IP”), telephony and Worldwide Interoperability for Microwave Access. Accordingly, our future success will depend, in part, on the adoption of a favorable policy and regulation of standards utilizing these technologies. Our success will also depend on our ability to adapt to the changing technological landscape. However, the rapid technological advances in the telecommunications industry make it difficult to predict the extent of future competition. It is possible that the technologies we utilize today will become obsolete or subject to competition from new technologies in the future for which we may be unable to obtain the appropriate license.

We may not be able to meet all of these challenges in a timely and cost-effective manner. In addition, we may not be able to acquire licenses, which we may deem necessary to compete or we may not be able to acquire such licenses on reasonable terms and we may not be able to develop a strategy compatible with this or any other new technology.

On April 20, 2007, the Russian Federal Communications Agency announced the results of three tenders for awarding 3G licenses and OJSC VimpelCom was awarded a license for the provision of IMT-2000/UMTS 3G mobile radiotelephony communications services for the entire territory of the Russian Federation. The 3G license was granted subject to certain capital commitments. The major conditions are that we will have to build a certain number of base stations that support 3G standards and will have to start services provision by certain dates in each subject of the Russian Federation, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting the license. To date, we have complied with the required conditions in each year. Part of the frequency spectra related to the 3G license are currently used by other commercial and governmental entities and our 3G network development will require those entities to vacate those frequency spectra. Additionally, 3G network development requires significant financial investments and there can be no assurance that we will be able to develop a 3G network on commercially reasonable terms; that we will not experience delays in developing our 3G network or that we will be able to meet all of the license terms and conditions. If we experience substantial problems with our 3G services, or if we fail to introduce new services on a timely basis relative to our competitors, it may impair the success of our 3G services, delay or decrease revenues and profits and therefore may hinder recovery of our significant capital investments in 3G services as well as our growth.

We also expect to face future competition from networks that provide faster, higher quality data transfer and streaming capability than 2G and 3G networks. The Russian government recently issued licenses for broadband wireless mobile access services for 40 regions throughout Russia. Svyazinvest (now Rostelcom) won the tender for 38 out of the 40 licenses. Increased competition from the new networks could have a material adverse effect on our business, financial condition and results of operations.

We are exploring options for developing a 4G/LTE network for deploying 4G/LTE services. In March 2011, we, MTS, MegaFon and Rostelecom signed a non-binding memorandum of understanding to use or purchase interests in the entity or entities owning the Yota infrastructure, which presently employs the Mobile WiMax technology. We are also exploring other opportunities. There can be no assurance that we will be able to develop a commercially viable means of providing 4G/LTE services on competitive terms, through Yota or otherwise. If our competitors gain access to or deploy 4G/LTE networks before us or on commercially better terms, they would have an advantage over us, which may in turn have a material adverse effect on our business, financial condition and results of operations.

Failure to obtain, or delay in obtaining a 3G telecommunications license in Ukraine could place us at a competitive disadvantage.

We have in the past been unable to obtain necessary frequency allocations in order to launch telecommunications services in Ukraine using 3G technologies. For example, Kyivstar’s application for a radio frequency license within the 1.9-2.2 billion cycles per second (referred to as GHz) frequency band, which it submitted together with an application for a telecommunications license to provide 3G services in Ukraine, was refused by the NCCR in 2006. Although Kyivstar challenged this refusal, the Ukrainian courts considering the case dismissed all claims brought by Kyivstar against the NCCR.

In September 2009, the NCCR made a decision to issue four 3G licenses to Ukrainian telecommunications operators, in addition to the 3G license awarded to Ukrtelecom in 2005. On September 22, 2009, the NCCR announced its decision to hold an auction for the first of these 3G licenses and, on September 29, 2009, approved the auction conditions. This tender was subsequently cancelled by government authorities and Ukrtelecom continues to be the only operator in Ukraine to hold a 3G license. Kyivstar’s failure to obtain a 3G license in future, as well as the award of a 3G license to one of Kyivstar’s competitors would increase the competition Kyivstar faces in the provision of mobile services in Ukraine. If Kyivstar acquires a 3G license later than its competitors or pays a significantly higher price to obtain a 3G license than its competitors pay, it could be subject to significant time delays to market and increased costs in implementing its 3G network rollout.

Our strategic partnerships and relationships to develop our business are accompanied by inherent business risks.

We may enter into strategic partnerships and joint ventures with other companies to develop our business and expand our operations. For example, in July 2008, we entered into a joint venture to provide mobile services in Vietnam. In October 2008, we indirectly acquired a minority stake in LLC “Torgoviy Dom “Euroset”, which with its subsidiaries operate as a mobile handset retailer and dealer for major mobile network operators in Russia (“Euroset”). Euroset is an important sales partner and a deterioration of our relationship with Euroset or its majority shareholder or our inability to leverage our investment in Euroset could have an adverse effect on our sales. For more information about the joint venture in Vietnam and our acquisition of a minority stake in Euroset, please see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities.”

Emerging market strategic partnerships and joint ventures are often accompanied by risks, including in relation to:

•	the possibility that a strategic or joint venture partner or partners will default in connection with their obligations;

•

the possibility that a strategic or joint venture partner will hinder development by blocking capital increases and other decisions if that partner runs out of money, disagrees with our views on developing the business, or loses interest in pursuing the partnership or joint projects;

•	risk inherent in the business of the partnership or joint venture itself, such as funding and liquidity;

•	diversion of resources and management time;

•	potential joint and several or secondary liability for transactions and liabilities of the partnership or joint venture entity;

•	the difficulty of maintaining uniform standards, controls, procedures and policies; and

•	the loss of a strategic or joint venture partner and the associated benefits, such as insight into operating a business in an economic, social and political environment that is unfamiliar to us.

Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

Most of our operations are in emerging markets. Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption. Emerging economies are subject to rapid change and the information set out herein may become outdated relatively quickly. The economies of emerging markets are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. These developments could severely limit our access to capital and could materially adversely affect the purchasing power of our subscribers and, consequently, our business. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal, financial and tax advisors.

Sustained periods of high inflation may materially adversely affect our business.

The countries in which we operate have experienced periods of high levels of inflation since the early 1990s. In Russia, our largest market, inflation increased dramatically following the August 1998 financial crisis, reaching a rate of 84.4% in 1998. Inflationary volatility and pressure on the Russian ruble remains significant, as evidenced by the increase in the inflation rate in 2007 to 11.9% and in 2008 to 13.3%. Although the inflation rate decreased to 8.8% in 2009 and 2010 and 3.8% in the first three months of 2011, it may increase again in the near future as a result of challenging worldwide economic conditions. We face similar risks in other jurisdictions in which we operate.

Our profit margins could be adversely affected if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may become more difficult as we attract more mass market subscribers and our subscriber base becomes more price sensitive. Inflationary pressure in Russia and the other CIS countries where we have operations could materially adversely affect our business, financial condition and results of operations.

We could experience subscriber database piracy, which may materially adversely affect our reputation, lead to subscriber lawsuits, loss of subscribers or hinder our ability to gain new subscribers and thereby materially adversely affect our business.

We may be exposed to database piracy which could result in the unauthorized dissemination of information about our subscribers, including their names, addresses, home phone numbers, passport details and individual tax numbers. The breach of security of our database and illegal sale of our subscribers’ personal information could materially adversely impact our reputation, prompt lawsuits against us by individual and corporate subscribers, lead to adverse actions by the telecommunications regulators, lead to a loss in subscribers and hinder our ability to attract new subscribers. In case of detection of severe customer data security breaches, the regulatory authority can sanction our company, and such sanction can include suspension of operations for some time period. These factors, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations and business prospects.

We are subject to anti-monopoly and consumer protection regulation in Russia, Ukraine and the CIS, which could restrict our business.

Anti-monopoly regulations in Russia, Ukraine and the CIS may require us to obtain anti-monopoly approvals for certain acquisitions, reorganizations or other transactions as may be provided for in applicable law. The applicable rules are subject to different interpretations and the competent authorities may challenge the positions that we take. We may also be unable to comply with anti-monopoly approvals due to administrative delays in the review process or for other reasons. Failure to obtain such approval or the activity of the relevant anti-monopoly bodies may impede or adversely affect our business and ability to expand our operations.

Anti-monopoly and consumer protection regulators in Russia, Ukraine and the CIS have oversight over consumer affairs and advertising and are authorized to regulate companies deemed to be a dominant force in, or a monopolist of, a market. Some of our subsidiaries in the CIS have been recognized as dominant entities on their respective national markets. Because the law does not always clearly define “market” in terms of either services provided or geographic area of activity, it is difficult to determine under what circumstances we could be subject to these or similar measures. Regulatory measures taken in response to competition violations may include inter alia the requirement to discontinue certain activities, the imposition of fines, confiscation of revenue derived from monopolistic activities, restrictions on increase of tariffs, on acquisitions or on other activities, such as contractual obligations. In addition, the concepts of “affiliated persons” and “group of persons” that are fundamental to the anti-monopoly laws and to the laws on joint stock companies in Russia, Ukraine and the CIS are not clearly defined and are subject to different interpretations. Consequently, anti-monopoly regulators or other competent authorities may challenge the positions we or certain of our officers, directors, or shareholders have taken in this respect despite our best efforts at compliance. Any successful challenge by an anti-monopoly regulator or other competent authority may expose us or certain of our officers, directors, or shareholders to fines or penalties and may result in the invalidation of certain agreements or arrangements. This may adversely affect the manner in which we manage and operate certain aspects of our business.

Russia

In connection with the FAS approval of our acquisition of a 49.9% stake in Euroset, the FAS issued an order that prohibits Euroset from setting discriminatory terms in its sale of services of mobile telecommunications operators for a period of three years. Our company does not control Euroset, and we cannot assure you that Euroset will comply with the FAS order. If Euroset fails to comply with the FAS order, the FAS may fine us and Euroset and it may apply to a court to invalidate the acquisition of our 49.9% stake in Euroset.

In 2002, OJSC VimpelCom was included in the register of business entities for having a market share in the telecommunications market in the Moscow license area of over 35.0%. On April 8, 2009, the anti-monopoly body by its order had excluded OJSC VimpelCom from the regional section of the Register for Moscow region in connection with entering OJSC VimpelCom into the Federal register in accordance with the anti-monopoly body order of the same date as set out below in more detail. In October 2006, a new law “On Protection of Competition” became effective, which introduced new criteria pursuant to which the Russian anti-monopoly regulators may determine that a company has a dominant position in a particular market of goods or services if such company has a market share between 35.0-50.0% or over 50.0%. However, in accordance with certain provisions of the Russian Communications Law and for purposes of application of the Russian Law on Foreign Investment in Strategic Enterprises, which came into force on May 7, 2008, which we refer to as the Foreign Investment Law, a mobile telecommunications operator is deemed to have a dominant position if its share of the Russian mobile telecommunications market exceeds 25.0%. OJSC VimpelCom received an order dated April 8, 2009 from the FAS (the “FAS Order”), stating that a group of persons consisting of OJSC VimpelCom and two of our Russian subsidiaries, one of which has been merged with and into OJSC VimpelCom, has a dominant position in the Russian mobile telecommunications market as its share in this market exceeds 25.0%. Because of the inconsistencies in the laws referenced above and ambiguity in the text of the FAS Order, it is not clear whether OJSC VimpelCom may now be deemed to have a dominant position for purposes of the law “On Protection of Competition.”

Ukraine

In the recent past, the Antimonopoly Committee of Ukraine (the “UAMC”) determined that all mobile network operators in Ukraine, including Kyivstar, hold a dominant position with regard to providing access to their respective networks. This decision requires operators holding a dominant position on their respective networks to comply with the NCCR regulations governing the pricing regime for interconnection services.

The UAMC is currently conducting an investigation of Kyivstar and other mobile telecommunications operators’ roaming charges and other tariffs. As a result of the investigation, the UAMC may issue binding recommendations requiring mobile operators to take and/or refrain from certain actions and/or initiate a case investigation regarding violation of competition legislation.

If the UAMC finds that Kyivstar abused its dominance or was engaged in anticompetitive concerted practices, it could impose fines in the amount of up to 10.0% of revenues for the last financial year of the group of which Kyivstar is a member, as well as in the amount of up to 300.0% of such group’s profits received from the activities carried out in violation of competition legislation. A third party could bring an action for damages suffered as a result of such violation, which could amount to up to 200.0% of the damages suffered by such third party.

In addition, the UAMC is investigating an unfair competition case in relation to alleged distribution by Kyivstar of misleading information on its tariffs. For an unfair competition violation the UAMC could impose a fine in the amount of up to 5.0% of revenues for the last financial year of the group of which Kyivstar is a member. A third party could bring an action for damages suffered as a result of such violation.

Kazakhstan

KaR-Tel is subject to governmental control over tariffs because it is recognized as an entity having a dominant position on the Kazakhstan mobile market. KaR-Tel is required by law to notify the Ministry of Communications and Information of Kazakhstan, the Kazakh state anti-monopoly body, (the “MCI”) of any increase of its tariffs and to justify such increase. Upon receipt of such a notice, the MCI is required to carry out an examination of proposed tariff increase and has the right to prohibit it. KaR-Tel is also required to submit information periodically to the MCI, which establishes maximum tariff rates based on information submitted. According to information available on the MCI’s public website, it has recently examined retail tariffs of one of KaR-Tel’s competitors and established maximum rates based on such examination.

The Kazakhstan Antimonopoly Agency (the “KAA”) has recently initiated a number of proceedings against KaR-Tel and its competitors in relation to pricing and roaming policies. In connection with one such proceeding, on June 21, 2010 the KAA concluded that KaR-Tel and the other two Kazakhstan GSM operators are liable for abuse of their dominant position on the market by way of establishing monopolistically high roaming tariffs. As required under Kazakh law, the KAA has submitted its finding to a Kazakh administrative court. On July 16, 2010, KaR-Tel filed a claim to recognize as illegal and to annul the acts of the KAA. In October 2010, the Interregional Economic Court of Astana decided in favor of KaR-Tel and recognized the acts of the KAA as illegal, null and void. This decision was affirmed by the Court of Appeals in December 2010 and the Cassation Court in January 2011 and has entered into force, but is subject to appeal.

Armenia

ArmenTel has also been recognized as an entity having a dominant position on the fixed-line telecommunication services market in Armenia. It generally requires regulatory approval to increase tariffs at the retail and wholesale level.

For more information about the competition proceedings in which our subsidiaries are involved, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings” and note 24 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Our equipment supply arrangements may be terminated or interrupted and our existing equipment, technological and management systems may be subject to disruption and failure, which could cause us to lose customers, limit our growth and violate our licenses.

The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of switching equipment, base stations and other equipment on a timely basis. We currently purchase our equipment from a small number of suppliers, principally Alcatel-Lucent, Cisco Systems, Comverse, Ericsson, Huawei and Nokia-Siemens Networks, although some of the equipment that we use is available from other suppliers. From time to time, we have experienced delays receiving equipment. Our business could be materially adversely affected if we are unable to obtain adequate supplies or equipment from our suppliers in a timely manner and on reasonable terms.

Our business depends on providing customers with reliability, capacity and security. As telecommunications increases in technological capacity, it may become increasingly subject to computer viruses and other disruptions. We cannot be sure that our network system will not be the target of a virus or, if it is, that we will be able to maintain the integrity of the data of our corporate customers or of that in individual handsets of our mobile subscribers or that a virus will not overload our network, causing significant harm to our operations. In addition to computer viruses, the services we provide may be subject to disruptions resulting from numerous other factors, including human error, security breaches, equipment defects, and natural disasters, which could have a material adverse effect on our business.

Problems with our backbone, switches, controllers, fiber optic network or network nodes at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our networks. All of our equipment for provision of mobile services in Moscow is located primarily in two buildings in Moscow. Disruption to the operation of these buildings, or buildings where our equipment is held in other jurisdictions where we operate, such as from electricity outages or damage to these buildings could result in disruption of our mobile services in those jurisdictions.

Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity may not be seamless, and may cause network service interruptions. In recent years, we have experienced network service interruptions, which occur from time to time during installations of new software. Interruptions of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could materially adversely affect our business. We do not carry business interruption insurance to prevent against network disruptions.

Our ability to manage our business successfully is contingent upon our ability to implement sufficient operational resources systems and processes to support our rapid growth. We may face risks in connection with the correct use of the newly introduced systems and processes in the regions where our group operates or integrating new technologies into existing systems. For example, if our billing systems develop unexpected limitations or problems, subscriber bills may not be generated promptly and/or correctly. This could materially adversely impact our business since we would not be able to collect promptly on subscriber balances.

The introduction of zero or close-to-zero on-net tariffs, such as Djuice Unlimited and Lots of Talks, as well as the vast introduction of any-net tariffs, such as Djuice Bomba and Djuice Proriv, and mobile Internet services in Ukraine have increased the amount of traffic on Kyivstar’s and its competitors’ networks. If we fail to invest sufficiently in our networks, we may be unable to maintain the level of reliability and capacity we currently provide, which could adversely affect our ability to retain subscribers. The resulting loss of revenue could materially adversely affect our business, financial condition and results of operations.

Our Golden Telecom operations in the CIS employ billing and management information systems which may not provide our management with information that is sufficient in amount or accuracy. We are in the process of consolidating its local and regional billing and management information systems, which will allow it to bill its customers and to manage other administrative tasks through a small number of our centralized systems. If Golden Telecom is unable to consolidate and upgrade its billing and management information systems to support its integrated operations, its billing may be insufficient, which could have a material adverse effect on our revenues. Furthermore, Golden Telecom relies on agent billing and information systems to provide information necessary to generate invoices in certain areas of its operations. Golden Telecom may encounter risks associated with verification and calculation of volumes of long-distance services provided to end users, invoicing and revenue recognition. Kyivstar faces similar risks in the Ukraine for the greater part of its information systems, particularly with respect to the verification and calculation of volumes of fixed telephony and internet services provided to end users.

Sale of handsets and other devices and our inability to maintain relationships with handset providers could have a negative impact on our company.

Historically the vast majority of our operating subsidiaries’ revenue has come from providing telecommunications services, with relatively little of our revenue coming from sales of handsets and other devices. In 2008, OJSC VimpelCom significantly increased its sale of devices by beginning to sell broadband Internet modems and entering into an agreement with Apple Sales International (“Apple”) to sell iPhones in Russia. Sales of devices tend to yield lower profit margins than sale of services and the need to maintain devices in inventory can have a negative impact on our working capital. In addition, sales of handsets are sensitive to changes in economic conditions and there can be no assurance that we will be able to make the purchase installments contemplated by the agreement with Apple. At the same time, we expect that the sales of handsets, including iPhones, will contribute to our subscriber growth, and such sales are therefore critical for our overall growth strategy. In the event we are unable to extend our existing agreements with, or fail to agree on acceptable terms or lose exclusivity in our agreements with handset providers, we could experience a negative impact on our ARPU and our churn rate, which could have a material adverse effect on our business, financial condition and results of operation. For more information, please see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations.”

Allegations of health risks related to the use of mobile telephones could have a material adverse effect on us.

There have been allegations that the use of certain portable mobile devices may cause serious health risks. The actual or perceived health risks of mobile devices could diminish subscriber growth, reduce network usage per subscriber, spark product liability lawsuits or limit available financing. Each of these possibilities has the potential to cause material adverse consequences for us and for the entire mobile industry.

Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our property rights will be adequate.

We regard our copyrights, trademarks, trade dress, trade secrets and similar intellectual property, including our rights to certain domain names, as important to our continued success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in the markets where we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult.

In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition or results of operations. We also may incur substantial acquisition or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties. While we have successfully enforced our intellectual property rights in courts in the past, we cannot assure you that we will be able to successfully protect our property rights in the future.

Social instability in the countries where we operate could lead to increased support for centralized authority and a rise in nationalism, which could harm our business.

Social instability in the countries in which we operate, coupled with difficult economic conditions, could lead to increased support for centralized authority and a rise in nationalism. These sentiments could lead to restrictions on foreign ownership of companies in the telecommunications industry or large-scale nationalization or expropriation of foreign-owned assets or businesses. In most of the countries in which we operate, there is relatively little experience in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, and we may not receive adequate compensation if in the future the governments decide to nationalize or expropriate some or all of our assets. If this occurs, our business could be harmed.

In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict. The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency, which could materially adversely affect the investment environment in the countries in which we operate.

If political and economic relations between Russia, Ukraine and the countries of the CIS deteriorate, our operations could be materially adversely affected.

Political and economic relations between Russia, Ukraine and the countries of the CIS are complex and recent conflicts have arisen between the government of Russia and the governments of Ukraine and some of the countries of the CIS.

Although the situation has improved recently, relations between Russia and Ukraine have historically been strained. Ukraine’s economy depends heavily on its trade flows with Russia and the CIS largely because Ukraine imports a large proportion of its energy requirements, especially from Russia. In addition, a large share of Ukraine’s services receipts comprise transit charges for oil, gas and ammonia from Russia. As a result, Ukraine considers its relations with Russia to be of strategic importance. However, relations between Ukraine and Russia have cooled due to disagreements over the prices and methods of payment for gas delivered by the Russian gas monopoly OJSC Gazprom to, or for transportation through, Ukraine and over the stationing of the Russian Black Sea Fleet (Chernomorskii Flot) on the territory of Ukraine. In particular, Russia has in the past threatened to cut off the supply of oil and gas to Ukraine with the most recent conflict occurring in early January 2009, when Gazprom substantially decreased natural gas supplies to Ukraine, reportedly due to a failure by the National Joint-Stock Company “Naftogaz” (“Naftogaz”) to timely repay all outstanding debt owed to Gazprom for natural gas supplied to Ukraine for domestic consumption in 2008. Following negotiations between the governments of Russia and Ukraine and the signing on January 19, 2009 of agreements between Naftogaz and Gazprom setting out the terms of further natural gas supplies and transit through the territory of Ukraine, Gazprom resumed natural gas supplies to Ukraine and other European countries on January 20, 2009. Since that date, there have been no further disruptions in the supply of Russian gas to Ukraine and other European countries through the territory of Ukraine. In addition, on April 21, 2010, Ukraine and Russia signed a new agreement on the stationing of the Black Sea Fleet in Ukrainian waters. Under the agreement, the term for the stationing of the Black Sea Fleet was extended for a further 25-year period (starting upon expiration of the previous term in 2017) with an additional 5 year extension option, and the amount of the lease charges payable for the Black Sea Fleet stationing was increased. The agreement also provides that a portion of the lease charges payable for the stationing of the Black Sea Fleet will be set off against the discounts to the price of natural gas supplied by Gazprom for domestic consumption in Ukraine.

If bilateral trade relations were to deteriorate, including if Russia were to stop transiting a large portion of its oil and gas through Ukraine or if Russia halted supplies of gas to Ukraine, Ukraine’s balance of payments and foreign currency reserves could be materially and adversely affected. Any major changes in Ukraine’s relations with Russia, in particular, any such changes adversely affecting supplies of energy resources from Russia to Ukraine or Ukraine’s revenues derived from transit charges for Russian oil and gas, may have negative effects on sectors of the Ukrainian economy which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

The relationship between Russia and Georgia has also been strained due to several ongoing disputes which resulted in military conflict in August 2008 and may lead to military and/or economic conflict in the future. Although our company operates in Ukraine and the CIS through local subsidiaries, governmental officials and consumers may associate our group and our brand with Russia. Any deterioration in political and economic relations between Russia, Ukraine and the countries of the CIS could have a material adverse effect on our business, financial condition and results of operations.

If reform policies in Russia, Ukraine and the CIS are reversed, our business could be harmed and it could restrict our ability to obtain financing.

Our business, in part, depends on the political and economic policies set by the governments of the countries where we operate. For example, in recent years, the political and economic situation in Russia has been stable, which has allowed for continued economic growth. However, there is a persistent sentiment in Russia against certain private enterprises that is being encouraged by a number of prominent Duma deputies, political analysts and members of the media. In addition, reforms may be hindered if conflicts of interest are permitted to exist when officials are also engaged in private business, particularly when the business interests are in the industry which the officials regulate. Notwithstanding initiatives to combat corruption, Russia, Ukraine and the CIS, like many other markets, continue to experience corruption and conflicts of interests of officials, which add to the uncertainties we face, and may increase our costs. Any deterioration of the investment climate could restrict our ability to obtain financing in international capital markets in the future and our business could be harmed if governmental instability recurs or if reform policies are reversed.

Political and governmental instability could adversely affect the value of investments in Ukraine.

Since obtaining independence in 1991, Ukraine has undergone a substantial political transformation from a constituent republic of the former Union of Soviet Socialist Republics to an independent sovereign democratic state. Governmental instability has been a feature of the Ukrainian political scene and, as a result, Ukraine has experienced fifteen changes of Prime Minister during this period, with various actions and decisions being taken based primarily on political considerations. Historically, a lack of political consensus in the Verkhovna Rada (the “Ukrainian Parliament”) has consistently made it difficult for the Ukrainian government to secure the necessary parliamentary support to implement a variety of policies intended to foster economic reform and financial stability.

Following presidential elections completed on February 7, 2010, which were won by Viktor Yanukovych, the leader of the Party of Regions and former Prime Minister, the Ukrainian Parliament passed a vote of no confidence in the Prime Minister, Yulia Tymoshenko, forcing her and her government to resign. On March 11, 2010, the Ukrainian Parliament appointed Mykola Azarov, a member of the President’s Party of Regions, as the new Prime Minister of Ukraine and endorsed the new members of the government. Currently, the government consists mainly of members of the President’s Party of Regions with a few positions being occupied by representatives of other political forces.

The majority in the Ukrainian Parliament and the new Ukrainian government headed by Prime Minister Azarov are closely aligned with President Yanukovych. However, there is no certainty that good relations between the President, the government and the majority in the Ukrainian Parliament will continue in the future. Such relations are subject to change through the normal process of political alliance-building or, if the required action is taken, through constitutional amendments and decisions of the Constitutional Court of Ukraine (the “CCU”).

On September 30, 2010, the CCU issued a ruling against the constitutionality of the 2004 constitution amendment law, which was the basis for the constitutional reform of 2006, limiting the powers of the President and transferring certain powers of the President to the Ukrainian Parliament and the Ukrainian government. Pursuant to this ruling, the 2004 constitution amendment law ceased to be effective from September 30, 2010 and the constitution that was in effect before the enactment of the 2004 constitution amendment law resumed legal force from September 30, 2010. Accordingly, following the decision of the CCU, certain current Ukrainian legislation may contradict the constitution of Ukraine and require amendment to be constitutionally valid. This may result in uncertainty in the distribution of powers among Ukrainian state authorities and may lead to further political instability in Ukraine.

Recent political developments have also highlighted potential inconsistencies between the constitution of Ukraine and various laws and presidential decrees. Whilst the long-term consequences of the recent judgment of the CCU in respect of the 2004 constitution amendment law are not yet clear, the decision may result in political instability in Ukraine which, in turn, could impair efforts to implement all the necessary reforms. Furthermore, such developments have raised questions regarding the judicial system’s independence from economic and political influences.

A number of additional factors could adversely affect political stability in Ukraine, including:

•	lack of agreement within the factions and amongst individual deputies;

•	disputes between factions that form a majority and opposition factions on major policy issues, including Ukraine’s foreign policy;

•	court actions taken by opposition parliamentarians against decrees and other actions of the president or the government of Ukraine or the majority factions; and

•	court action by the president against parliamentary or governmental resolutions or actions.

No assurances can be given that the political initiatives necessary to achieve reforms will continue, will not be reversed or will achieve their intended aims. These and any other adverse political developments may have negative effects on the economy as a whole and, as a result, on our business, financial condition, results of operations and prospects.

The physical infrastructure in Russia, Ukraine and the CIS is in poor condition and further deterioration in the physical infrastructure could have a material adverse effect on our business.

The physical infrastructure in Russia, Ukraine and the CIS largely dates back to Soviet times and has not been adequately funded and maintained in recent years. Particularly affected are the rail and road networks, power generation and transmission, communications systems and building stock. The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and will require us to make additional capital expenditures. Additional investment is required to increase communication line capacity. In addition, continued growth in local, long-distance and international traffic, including that generated by our subscribers, and development in the types of services provided may require substantial investment in public switched telephone networks. Any efforts to modernize infrastructure may result in increased charges and tariffs, potentially adding costs to our business. The deterioration of the physical infrastructure harms the economies of these countries, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. These difficulties can impact us directly; for example, we have needed to keep portable electrical generators available to help us maintain base station operations in the event of power failures. Further deterioration in the physical infrastructure could have a material adverse effect on our business.

The banking systems in Russia, Ukraine and the CIS remain underdeveloped and there are a limited number of creditworthy banks in these countries with which our company can conduct business.

The banking and other financial systems in Russia, Ukraine and the CIS are not well developed or regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent applications. For example, in Russia, there are a limited number of banks that meet international banking standards and the transparency of the Russian banking sector in some respects lags behind internationally accepted norms. Most creditworthy Russian banks are located in Moscow and there are fewer creditworthy Russian banks in the regions outside of Moscow. Recently, there has been an increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. The deficiencies in the Russian banking system, coupled with a decline in the quality of the credit portfolios of Russian banks, may result in the banking sector being more susceptible to the current worldwide credit market downturn and economic slowdown. The global financial crisis that began in the United States in the autumn of 2008 has resulted in decreased liquidity in the Russian credit market and weakened the Russian financial system. Efforts by the Russian government to increase liquidity have been stymied by an unwillingness in the banking sector to lend to other banks and to the real economy. The lack of liquidity and economic slowdown have raised the possibility of Russian corporate defaults and led to bank failures and downgrades of Russian banks by credit rating agencies. More bank failures and credit downgrades may result in a crisis throughout the Russian banking sector. Starting from the fourth quarter of 2008, a majority of the Russian banks experienced difficulties with funding on domestic and international markets and interest rates increased significantly. Some of the banks were unable to service their obligations and were sold to and/or merged into larger banks. Credit ratings of several banks have been lowered and some banks have lost their Central Bank of Russia licenses. The Russian Government has provided liquidity to the banking system and interest rates have been decreasing since the second half of 2009, but major banks are still unwilling or unable to transfer money to the economy in the form of long-term loans. A prolonged or serious banking crisis or the bankruptcy of a number of banks, including banks in which we receive or hold our funds or conduct other transactions necessary for our operations, could negatively impact our ability to complete banking transactions in Russia, which could place severe liquidity constraints on and materially adversely affect our business.

The banking and financial systems in Ukraine and the CIS are also not well developed or regulated and may be susceptible to economic downturns. Few international banks have subsidiaries in Kazakhstan, Uzbekistan, and Armenia, and no international banks operate subsidiaries in Tajikistan and Georgia. We have attempted to mitigate our banking risk by receiving and holding funds with the most creditworthy banks available in each country. However, in the event of a banking crisis in any of these countries or the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds could result in the loss of our deposits or negatively affect our ability to complete banking transactions in these countries, which could have a material adverse effect on our business, financial conditions and results of operations.

We operate in an uncertain regulatory environment, which could cause compliance to become more complicated, burdensome and expensive and could result in our operating without all of the required permissions.

The application of the laws of any particular country is not always clear or consistent. This is particularly true in many of the emerging market countries in which we operate where the legislative drafting has not always kept pace with the demands of the marketplace. As a result, it is often difficult to ensure that we are in compliance with changing legal requirements. For example, although the Russian Communications Law regarding license renewals in Russia has been clarified, the licensing procedures (including the re-issuance of licenses, frequencies and other permissions in connection with mergers and the issuance of local and zonal licenses) appear to differ from the procedures under prior law and do not always clearly state the steps that must be followed to obtain new licenses, frequencies, numbering capacity or other permissions needed to operate our business, and do not clearly specify the consequences for violations of the foregoing. If we are found to be involved in practices that do not comply with local laws or regulations, we may be exposed, among other things, to significant fines, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, any of which could have a material adverse effect on our business, financial condition and results of operations.

The regulators responsible for the control and supervision of communications services in each country in which we operate frequently check our compliance with the requirements of the applicable legislation and our telecommunications licenses. We intend to use our best efforts to comply with all such requirements. However, we cannot assure you that in the course of future inspections, we will not be found to be in violation of the applicable legislation. Any such finding could have a material adverse effect on our operations.

In addition, it may be difficult and prohibitively expensive for us to comply with applicable telecommunications regulations related to state surveillance of communications traffic. Full compliance with regulations that allow the state to monitor voice and data traffic may be overly burdensome, expensive and lead to a drop in quality of service. Noncompliance with such regulations once they are implemented may lead to the imposition of fines or penalties on us, or the revocation of our operating licenses. Further, some subscribers may refuse to utilize the services of a telecommunications operator whose networks facilitate state surveillance of communications traffic.

As a result of the uncertainty in the regulatory environment we have experienced and could experience in the future:

•

restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for changing our frequency plans and importing and certifying our equipment;

•	difficulty in complying with applicable legislation and the terms of any notices or warnings received from the regulatory authorities in a timely manner;

•	significant additional costs;

•	delays in implementing our operating or business plans; and

•	a more competitive operating environment.

Telecommunications operators in Russia, Ukraine and the CIS are subject to regulatory levies and fees and may become subject to pricing regulation.

Telecommunications operators in Russia, Ukraine and our other markets of operation are obligated to pay levies and fees pursuant to law and regulation. For example, in Russia every telecommunications operator is required to make compulsory payments to a “universal services fund” in the amount of 1.2% of its revenues (excluding revenues from traffic transmissions). Additionally, the Russian Communications Law provides for payments for numbering capacity allocation, including through auctions in instances where numbering capacity is scarce. Because telecommunications operators apply for numbering allocation on a regular basis, this payment requirement may have a material adverse effect on the financial condition of operators.

Telecommunications regulators in Russia, Ukraine and the CIS may impose additional levies and fees on our operations from time to time. Such payment obligations create financial burdens and we may not be able to pass related costs on to subscribers, which, in turn could have a material adverse effect on our business, financial condition and results of operations. In 2009, Kazakh authorities implemented new compulsory payments to their universal telecommunications services fund. The rates of such payments vary annually depending upon the costs of universal services operators. In 2010, Tajik authorities increased license fees for mobile telecommunications operators from 1.0% to 2.5% and introduced a levy on mobile telecommunications services for mobile telecommunications operators of 3.0%. In early 2011, Kyrgyz authorities increased license payments from 0.25% to 1.0% and may also increase payments for radio frequencies and numbering capacity. In Ukraine, during 2010, the Ukrainian government increased fivefold the fee for use of radio frequencies. In addition, in early 2011, the newly-adopted Tax Code of Ukraine introduced approximately 10% higher fees for the use of radio frequencies. At the same time, under the Tax Code, the Cabinet of Ministers of Ukraine should submit to the parliament a draft law regarding indexation of fee for use of radio frequencies before June 1 every year in order to ensure predictability as regards revision of the fee rates in future. Recently, the draft law envisaging a further approximately 10% increase of fee for use of radio frequencies was submitted to the Ukrainian Parliament.

In the recent past, amendments to the Russian Communications Law have been proposed which would have resulted in the regulation of tariffs set by mobile operators for interconnection and transfer of traffic. According to the proposed amendments, an operator will be subject to such regulation if it, together with its affiliated persons, owns at least 25.0% of the installed capacity of the operational networks that are part of the public communications network and relate to the same type of communications services technology, such as communications networks using DEF codes, within a subject territory of the Russian Federation or throughout the Russian Federation. Although the proposed amendments were not adopted, these or similar amendments may be adopted in the future and would restrict our ability to set tariffs. Such restrictions could have a material adverse affect on our business, financial condition and results of operations.

Under the Ukrainian Telecommunications Law, the NCCR is authorized to implement tariff regulation on the telecommunications market of Ukraine within the framework envisaged by the law. In particular, NCCR regulates services of traffic transfer to networks of operators with a significant market power on a certain market of traffic transfer or operators that hold a dominant position on the telecommunications market. In February 2009, the NCCR adopted a decision to analyze certain telecommunication services markets to determine whether the tariffs charged by telecommunications companies operating on such markets should be subject to the NCCR regulation. Among the markets reviewed were the market for accessing mobile networks and the market for terminating calls on mobile networks. Upon the application of mobile operators, in June 2009 the UAMC suspended its previous decision in order to further review operators’ objections and other implications of this decision. In February 2010, the NCCR established tariffs for interconnection services charged by dominant operators on the market for terminating calls on mobile and fixed-line networks. In June 2010, the UAMC sustained its decision of May 2009 determining the dominant operators. In July 2010, the NCCR requested all dominant operators to bring their tariffs for interconnect into compliance with the tariffs established by the NCCR and gave operators a one-month grace period. In December 2010, the NCCR revised the interconnect tariffs. These or other regulations could result in lower overall revenues for Kyivstar, which would have a material adverse effect on our business, financial condition and results of operations.

Arbitrary action by the authorities may have a material adverse effect on our business.

In our areas where we operate, governmental, regulatory and tax authorities have a high degree of discretion and at times exercise their discretion arbitrarily, without a hearing or prior notice, and sometimes in a manner that is contrary to law. In Russia, governmental actions have included unscheduled inspections by regulators, suspension or withdrawal of licenses and permissions, unexpected tax audits, criminal prosecutions and civil actions. Russian federal and local government entities have also used common defects in matters surrounding share-issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and void transactions. Authorities also have the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or possibly terminate contracts. Although such actions have been condemned at the highest government levels, they continue to take place according to press reports.

Recent amendments to the Russian Federal Law “On Enforcement Proceedings” and the Russian Federal Law “On Court Bailiffs” have given bailiffs the right to obtain from mobile services providers personal data on subscribers for law enforcement purposes. We could lose subscribers as a result of these amendments, which could have a material adverse effect on our business, financial condition and results of operations.

If we are found not to be in compliance with applicable telecommunications laws or regulations, we could be exposed to additional costs or suspension or termination of our licenses, which may materially adversely affect our business.

Our operations and properties are subject to considerable regulation by various governmental entities in connection with obtaining and renewing various licenses, frequencies and permissions, as well as ongoing compliance with existing laws, decrees and regulations. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with such laws, decrees and regulations. Governmental agencies exercise considerable discretion in matters of enforcement and interpretation of applicable laws, decrees and regulations, the issuance and renewal of licenses, frequencies and permissions and in monitoring licensees’ compliance therewith. Communications regulators conduct periodic inspections and have the right to conduct additional unscheduled inspections during the year. In Ukraine, regular inspections of operators are carried out once in every three years, while unscheduled inspections may be held at any time upon request of law enforcement authorities, governmental bodies or consumers alleging breach of telecommunications law by such operator. We have been able to cure violations found by the regulators within the applicable grace period but were nevertheless required to pay fines. We cannot assure you that in the course of future inspections conducted by regulatory authorities, we will not be found to have violated any laws, decrees or regulations, that we will be able to cure such violations within any grace periods permitted by such notices, or that the regulatory authorities will be satisfied by the remedial actions we have taken or will take.

In Russia, as in our other areas where we operate, we routinely receive notices with respect to violations of our licenses. To the extent possible, we take measures to comply with the requirements of the notices. Nonetheless, at any given time, there may be outstanding notices with which we have not complied within the cure periods specified in the notices, primarily due to delays in the issuance of frequency permits, sanitation-epidemiological permissions, and permissions for the operation of our equipment and communication facilities in connection with the rollout of our networks (including our transportation network) by responsible regulatory authorities. Accordingly, at any given time a certain percentage of our base stations and equipment may not have all permissions required causing us to be in violation of the terms of our licenses. Failure to comply with the provisions of a notice due to a delay in the issuance of such permits or permissions by the regulatory bodies at times has not been, and in the future may not be, an acceptable explanation to the authorities issuing the notices. In each of the years from 2006 to 2010 and in the first quarter of 2011, in order to comply with notices from the regulator, we switched off a number of base stations that were operating without the necessary permissions. If we switch off additional base stations, the quality of service of our networks in those areas may deteriorate. We are also potentially responsible for violations of legislation by our dealers and sub-dealers in failing to obtain personal data such as name, address and passport number when selling SIM-cards. We cannot assure you that we will be able to cure such violations within the grace periods permitted by such notices or that the regulator will be satisfied by the remedial actions we have taken or will take. In addition, we cannot assure you that our requests for extensions of time periods in order to enable us to comply with the terms of the notices will be granted. Accordingly, we cannot assure you that such findings by the regulator or any other authority will not result in the imposition of fines or penalties or more severe sanctions, including the suspension and subsequent termination of our licenses, frequency allocations, authorizations, registrations, or other permissions, any of which could increase our estimated costs and materially adversely affect our business.

Developing legal systems in the countries in which we operate create a number of uncertainties for our business.

Many aspects of the legal systems in our countries of operation create uncertainties with respect to many of the legal and business decisions that we make, many of which do not exist in countries with more developed legal systems. The uncertainties we face include, among others, potential for negative changes in laws, gaps and inconsistencies between the laws and regulatory structure, difficulties in enforcement and inconsistency in the judicial interpretation of legislation in similar cases due to an under-developed judicial system.

Lack of independence and experience of the judiciary, difficulty of enforcing court decisions, the unpredictable acknowledgement and enforcement of foreign court judgments or arbitral awards in Russia, Ukraine and the CIS and governmental discretion in enforcing claims give rise to significant uncertainties.

The independence of the judicial system and its immunity from political, economic and nationalistic influences in Russia, Ukraine and the CIS remains largely untested. Judicial precedents have no formal binding effect on subsequent decisions. Not all legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The judicial systems can be slow. Enforcement of court orders can in practice be very difficult. All of these factors make judicial decisions in Russia, Ukraine and the CIS difficult to predict and make effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

None of the countries where we operate, including Russia and Ukraine, are parties to any multilateral or bilateral treaties with most Western jurisdictions, including the United States and the United Kingdom, for the mutual enforcement of judgments of state courts. Consequently, should a judgment be obtained from a court in any of such jurisdictions, it is highly unlikely to be given direct effect in the courts of Russia, Ukraine and the CIS. There is also a risk that Russian and Ukrainian procedural legislation will be changed by way of introducing further grounds preventing foreign court judgments and arbitral awards from being recognized and enforced in Russia and Ukraine. In practice, reliance upon international treaties may meet with resistance or a lack of understanding on the part of Russian and Ukrainian courts or other officials, thereby introducing delays and unpredictability into the process of enforcing any foreign judgment or any foreign arbitral award in Russia and Ukraine.

Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.

The tax systems in the emerging markets in which we operate are unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions. Tax laws in many of the emerging markets in which we operate have been in force for a relatively short period of time as compared to tax laws in more developed market economies. Tax authorities in our markets are often arbitrary in their interpretation of tax laws, as well as in their enforcement and tax collection activities.

Many companies are often forced to negotiate their tax bills with tax inspectors who may assess additional taxes. Any additional tax liability, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities’ interpretations of the respective double tax treaties in effect with the Netherlands, could have a material adverse effect on our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. We may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.

Russian tax laws, regulations and court practice are subject to frequent change, varying interpretations and inconsistent and selective enforcement.

Generally, taxes payable by Russian companies are relatively substantial and include, inter alia, corporate profits tax, VAT, excise, property tax and other taxes. Russian tax laws, regulations and court practice are subject to frequent change, varying interpretation and inconsistent and selective enforcement. The law and legal practice in Russia are not as clearly established as those of mature markets and there are a number of uncertainties with respect to the application of tax legislation. In some instances, although it may be viewed as contrary to Russian constitutional law, the Russian tax authorities have applied certain new tax laws retroactively, issued tax claims for periods for which the statute of limitations had expired and reviewed the same tax period multiple times.

Despite the Russian government’s steps to reduce the overall tax burden in recent years, Russia’s largely ineffective tax collection system and continuing budgetary funding requirements may increase the likelihood that the Russian Federation will impose arbitrary or onerous taxes and penalties in the future, which could have a material impact on our business and financial performance. Additionally, taxation has been used as a tool for significant state intervention in certain key industries.

Since Russian federal, regional and local tax laws and regulations are subject to frequent change and some of the sections of the Tax Code of the Russian Federation (the “Tax Code”) are comparatively new, interpretation of these laws and regulations is often unclear or non-existent. Taxpayers and the Russian tax authorities often interpret tax laws differently. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Furthermore, in the absence of binding precedent, court rulings on tax or other related matters by different courts relating to the same or similar circumstances may also be inconsistent or contradictory. Taxpayers often have to resort to court proceedings to defend their position against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their assessments and their interpretation of legislation and it is possible that transactions and activities that have not been challenged in the past may now be challenged.

In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions, potentially exposing us to significant fines and penalties as well as potentially severe enforcement measures and greater than expected tax burdens despite our best efforts to comply. This could have a significant adverse effect on our business, prospects, financial condition and results of operations.

On October 12, 2006, the Plenum of the High Arbitration Court of the Russian Federation issued Resolution No. 53 formulating the concept of “unjustified tax benefit,” which is described in the Resolution by reference to circumstances, such as absence of business purpose or transactions where the form does not match the substance, and which could lead to the disallowance of tax benefits resulting from the transaction or the recharacterization of the transaction. There has been very little further guidance on the interpretation of this concept by the tax authorities or courts, but it is likely that the tax authorities will actively seek to apply this concept when challenging tax positions taken by taxpayers in Russian courts. While the intention of this Resolution might have been to combat abuse of tax laws, in practice, there is no assurance that the tax authorities will not seek to apply this concept in a broader sense.

Generally, tax declarations of Russian companies remain open and subject to inspection by tax and/or customs authorities for three calendar years immediately preceding the year in which the decision to conduct an audit is taken. However, the fact that a particular year has been reviewed by tax authorities does not preclude that year from further review or audit during the eligible three-year limitation period by a superior tax authority. On July 14, 2005 the Russian Constitutional Court issued a decision allowing the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that the taxpayer has obstructed or hindered a tax inspection. Moreover, recent amendments to the first part of the Tax Code, effective January 1, 2007, provide for the extension of the three-year statute of limitations if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed”, “hindered” or “created insurmountable obstacles” in respect of an inspection and to ultimately seek review and possibly apply penalties beyond the three-year term, and there is no guarantee that the tax authorities will not review our compliance with applicable tax law beyond the three-year limitation period.

Russian law does not provide for the possibility of group relief or fiscal unity. Consequently, financial results of each of Russian company belonging to the group are not consolidated for tax purposes, i.e. no offset of profit of one entity against losses of another entity in the group is possible. The Russian Government, in its “Major Trends in Russian Tax Policy for 2010-2012,” has proposed the introduction of consolidated tax reporting to enable the consolidation of the financial results of Russian taxpayers which are part of one group for corporate income tax purposes. We are aware that the draft law on consolidated tax reporting has already been drafted, however, at this stage, it is impossible to predict whether, when or how consolidated tax reporting principles will be enacted.

In addition, intercompany dividends are subject to a withholding tax of 0.0% or 9.0% (depending on whether the recipient of dividends qualifies for Russian participation exemption rules), if being distributed to Russian companies, and 15.0% (or lower, subject to benefits provided by relevant double tax treaties), if being distributed to foreign companies. If the receiving company itself pays a dividend, it may offset tax withheld against its own withholding liability of the onward dividend although not against any withholding made on a distribution to a foreign company. Failure to meet the requirements established for application of Russian participation exemption rules may result in additional burdens and costs on our operations.

Moreover, Russian tax legislation in effect as at the date of this Annual Report on Form 20-F does not contain a concept of corporate tax residency (rather, the Russian domestic legislation recognizes the concept of a taxpayer). Russian legal entities and organizations are taxed on their worldwide income while foreign legal entities and organizations are taxed in Russia on income attributable to their permanent establishment and on Russian source income, received by these foreign legal entities and organizations. Some of our foreign companies may be treated by the tax authorities as having a permanent establishment in Russia.

Nevertheless, the Russian Government, in its “Major Trends in Russian Tax Policy for 2008-2010,” has proposed the introduction into the domestic tax law of a concept of tax residency for legal entities. According to the proposals, a non-Russian entity would be deemed a Russian tax resident based on the place of its effective management and control and/or based on the residence of its shareholders. No assurance can be given as to whether and when these amendments will be enacted, their exact nature, and their interpretation by the tax authorities and possible impact on us. We cannot rule out that, as a result of the introduction of these changes to the Russian tax legislation, our certain foreign companies might be deemed to be Russian tax residents, subject to all applicable Russian taxes.

We are part of a multi-national group, to which a number of double tax treaties applies. On May 25, 2009, in his budget message, the President of Russia set a goal of introducing legal mechanisms designed to restrict the use of double tax treaties and minimize tax benefits for ultimate beneficiaries who are not residents of the country that is a party to the relevant double tax treaty. The status of the proposed legislation and the extent to which it would apply to us is unclear.

A large number of changes have been introduced to the Tax Code since its adoption. One of these amendments was introduced to decrease deductibility limits applicable to taxpayer’s interest expenses for obligations denominated in foreign currency. The amendment decreasing deductibility limits was introduced as a temporary measure to be in effect for a time period specified in the law, and according to the current wording of the law this period expires on December 31, 2012. Very likely these changes will result in a disallowance of a certain portion of interest expenses incurred on foreign currency denominated loans, which could have an adverse effect on our business, financial condition or results of operations or prospects.

Moreover, the Russian Government in its “Major Trends in Russian Tax Policy for 2011-2013,” has proposed to modify existing thin capitalization rules by effectively expanding the list of related parties subject to application of these rules. It is planned to reconsider methods of calculation of deductibility limits for interest expenses (which are currently based on the Russian Central Bank refinancing rate). No assurance can be given as to whether and when these amendments will be enacted, their exact nature, and their interpretation by the tax authorities and possible impact on us. We cannot rule out that, as a result of the introduction of these changes to the Russian tax legislation our business, prospects, financial condition and results of operations may be adversely affected.

Current Russian tax legislation is, in general, based upon the formal manner in which transactions are documented, looking to form rather than substance. However, the Russian tax authorities, in some cases, are increasingly taking a “substance and form” approach, which may cause additional tax exposures to arise in the future. There can be no assurance that the Tax Code or its interpretation will not be changed in the future in a manner adverse to the stability and predictability of the tax system (including in relation to thin capitalization and transfer pricing rules and other rules governing the deductibility of interest or other expenses and the timing thereof). It is expected that Russian tax legislation will become more sophisticated, which, coupled with the state budget deficits, may result in the introduction of additional revenue raising mechanisms. Although it is unclear how these measures would operate, the introduction of such measures could affect our overall tax efficiency and result in significant additional tax liabilities. Additional tax exposure could have a significant adverse effect on our business, prospects, financial condition and results of operations.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact our business, financial condition and results of operations.

Transfer pricing legislation became effective in the Russian Federation on January 1, 1999. This legislation allows the tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of all “controlled” transactions (except for those conducted at state regulated prices) provided that the transaction price differs from the market price by more than 20.0%. “Controlled” transactions include transactions with related parties, barter transactions, foreign trade transactions and transactions with unrelated parties with “significant price fluctuations” (i.e., if the price with respect to such transactions differs from the prices on similar transactions conducted within a short period of time by more than 20.0%). Special transfer pricing adjustments are also applicable to operations with securities and derivatives. Russian transfer pricing rules are vaguely drafted, generally leaving wide scope for interpretation by Russian tax authorities and courts and their use in tax examinations. There has been very little guidance (although some court practice is available) as to how these rules are to be applied.

If the tax authorities were to impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse impact on our business, financial condition and results of operations. Additionally, in the event that a transfer pricing adjustment is assessed by the Russian tax authorities, the Russian transfer pricing rules do not provide for a correlative adjustment to the related counterparty in the transaction that is subject to adjustment. Although a possibility for such an adjustment in relation to cross-border transactions generally exists through a mutual agreement procedure allowed by most of the double taxation agreements signed by Russia with other countries, to date this procedure has not been used in practice. In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions.

Due to the uncertainties in the interpretation of transfer pricing legislation, there is a risk that the tax authorities may challenge the prices of some of our transactions and propose adjustments and, to the extent that any such challenge is upheld by the Russian arbitration courts and implemented, our business, revenues, financial condition, results of operations and prospects could be materially adversely affected.

Currently new Russian transfer pricing rules are in the process of being adopted by the State Duma of the Russian Federation. The new Russian transfer pricing rules may be adopted and come into force some time during 2011. The amendments are expected to considerably toughen the existing law by requiring taxpayers to substantiate the arm’s length nature of controllable transactions and compile and maintain substantial supporting documentation.

Introduction of the new transfer pricing rules may increase the risk of transfer pricing adjustments by the tax authorities and have a material impact on our business and the results of operations. It will also require us to ensure compliance with the new transfer pricing documentation requirements proposed by these rules, resulting in additional tax compliance costs and burdens.

Laws restricting foreign investment could materially adversely affect our business.

We could be materially adversely affected by the adoption of new laws or regulations restricting foreign participation in the telecommunications industry in the markets in which we operate. For example, the Russian Foreign Investment Law limits foreign investment in companies that are deemed to be strategic. Under the Russian Foreign Investment Law, a company operating in the telecommunications sector may be deemed strategic if it holds a dominant position in the Russian communications market (except for the Internet services market) or, in the case of fixed-line telecommunications, if the particular company’s market covers five or more Russian regions or covers Russian cities of federal importance. In connection with the adoption of the Russian Foreign Investment Law, amendments were adopted to certain provisions of the Russian Communications Law which provide that with respect to mobile telecommunications, a company will be deemed to have a dominant position for purposes of application of the Russian Foreign Investment Law if its share of the Russian mobile telecommunications market exceeds 25.0%. As discussed above, under “—Risks Related to Our Business—We are subject to anti-monopoly and consumer protection regulation in Russia, Ukraine and the CIS, which could restrict our business,” the Russian FAS previously determined that a group of persons consisting of OJSC VimpelCom and two of its Russian subsidiaries, one of which subsequently merged with and into OJSC VimpelCom, has a dominant position, because their share of the Russian mobile telecommunications market exceeds 25.0%. As a result, OJSC VimpelCom is deemed to be a strategic enterprise and, among other things, any acquisition by a foreign investor of direct or indirect control over more than 50.0% of its voting shares requires the prior approval of the Russian authorities pursuant to the Russian Foreign Investment Law. In the event any future transactions with our shares result in the acquisition by a foreign investor of direct or indirect control over OJSC VimpelCom, such a transaction will require prior approval in accordance with the Russian Foreign Investment Law. As a result, our ability to obtain financing from foreign investors through such transactions may be limited, should prior approval be refused, delayed or require foreign investors to comply with certain conditions imposed by the Government Commission on Control of Foreign Investments in the Russian Federation or the Russian FAS, which could materially and adversely affect our business, financial condition and results of operations.

The Ukrainian economy is to a certain extent dependent on foreign investment. Despite improvements in the economy from 2005 to 2008, Ukraine experienced a severe contraction of cumulative foreign direct investment, as well as a considerable foreign capital outflow due to the economic downturn and political instability in Ukraine in the fourth quarter of 2008. As the volume of foreign direct investment into emerging markets is expected to contract globally, Ukraine may face further deterioration in the amounts of foreign direct investment. No assurance can be given that Ukraine will be able to increase or maintain access to foreign investment. Furthermore, any future attempts to nationalize or expropriate and re-privatize private enterprises could adversely affect the climate for foreign direct investment and have an adverse effect on the economy of Ukraine which, in turn, could materially adversely affect Kyivstar’s and our group’s growth potential, business, financial condition and results of operations.

Our growth strategy may be limited by laws restricting foreign ownership. For example, the laws of Vietnam currently restrict foreign ownership of a majority stake in certain types of telecommunications companies. Our ownership of interest in WIND Mobile has been challenged by Canadian regulators and this has had an adverse effect on WIND Mobile’s ability to develop its operations.

RISKS RELATED TO WIND TELECOM’S BUSINESS

We provide separately below risks relating to our recently acquired Wind Italy business and risks relating to our recently acquired OTH business. To the extent that any of the risks set out in this section may have a material adverse affect on the businesses, results of operations and prospects of Wind Italy or OTH, as the case may be, then, as a consequence, such risks also may have a material adverse affect on our company’s consolidated business, results of operations and prospects.

Risks Related to Wind Italy’s Business

The Italian telecommunications industry is characterized by high levels of competition and Wind Italy expects the market to remain highly competitive. If Wind Italy is not able to successfully compete, Wind Italy’s financial performance and business prospects may be materially adversely affected.

All of the telecommunications markets in Italy in which Wind Italy operates are characterized by high levels of competition among mobile and fixed-line telecommunications and broadband service providers. We expect Wind Italy’s markets to remain competitive in the near term, and competition may be exacerbated by further consolidation and globalization of the telecommunications industry.

In the Italian mobile telecommunications market, Telecom Italia, operating under the “TIM” brand name, Vodafone Italy and Hutchison 3G, operating under the “3” brand name, are currently Wind Italy’s principal competitors. Telecom Italia and Vodafone Italy have well-established positions in the Italian mobile market and each has a greater market share than Wind Italy does. Hutchison 3G has been aggressively seeking new customers through the use of handset subsidies, which are not customarily offered in the Italian market.

Telecom Italia, as the incumbent in the market, has the advantage of long-standing relationships with Italian customers. Vodafone Italy is very well-positioned in the market and is perceived as having a technologically- advanced and reliable network in the market. Certain of Wind Italy’s competitors also benefit from greater levels of global advertising or stronger brand recognition than Wind Italy does.

In addition, the Italian mobile market is approaching saturation. The level of saturation and the highly consolidated nature of the market may result in continued pricing pressure, and Wind Italy’s competitiveness will depend on its ability to introduce new technologies, convergent services and attractive bundled products at competitive prices, as further growth of Wind Italy’s subscriber base in this mature market will be primarily driven by its ability to acquire other operators’ subscribers and its ability to retain existing subscribers. In addition, all Italian mobile operators, including Wind Italy, have commercial agreements with MVNOs, providing them access to their respective networks which the MVNOs, in turn, sell to their own subscribers, which further increases competition.

In the fixed line voice market, the incumbent, Telecom Italia, maintains a dominant market position. Telecom Italia benefits from cost efficiencies inherent in its existing telecommunications infrastructure over which it provides its fixed-line coverage. As a long-standing telecommunications provider, Telecom Italia also benefits from customer recognition, familiarity and customer loyalty. Increased competition, as a result of the entry of new international competitors, the introduction and growth of new technologies, products and services, a decline in the number of fixed-line subscribers due to continued fixed-to-mobile substitution, continued migration from narrowband (dial-up) to broadband usage and regulatory changes in the Italian market may exert downward pressure on prices or otherwise cause Wind Italy’s fixed-line subscriber base to contract, thereby negatively impacting its revenues and profitability.

If Wind Italy is unable to win mobile and/or fixed-line subscribers from its competitors and/or retain its existing subscribers, or if Wind Italy fails to launch compelling and innovative products and services at competitive prices, Wind Italy could lose its subscribers, and the financial performance and business prospects for its mobile and fixed-line businesses could be materially adversely affected.

Wind Italy is subject to an audit by the Italian Tax Authority regarding withholding taxes on certain interest payments.

Proceedings by the Italian Tax Authority against Wind Italy are in progress and could, if determined adversely to Wind Italy, result in liabilities for substantial payments of withholding taxes, penalties and interest, all as described in more detail in “Item 4—Information on the Company—Legal Proceedings.”

The Italian Tax Authority notified Wind Italy of tax assessments for interest payments made by Wind Italy for the year 2005. The assessments quantify withholding tax not applied on interest payments made in 2005 by Wind Italy to Wind Finance S.L. S.A. and to Wind Acquisition Finance S.A. in the amount of €1,300,077, plus penalties in the amount of €1,950,115 (which equals 150% of the assessed withholding tax due), plus interest in the amount of €173,398 (which equals the interest computed up to November 30, 2010). As of the date of this Annual Report on Form 20-F, no tax assessments linked to the Tax Report have been issued for the years 2006, 2007 and 2008, which were also covered by the Tax Report. The Italian Tax Authority can notify such an assessment at any time up to December 31 of the fourth year following the year in which the relevant tax return is submitted. Consequently, assessments for the years 2006, 2007 and 2008 can be made until the end of the years 2011, 2012 and 2013, respectively. Were the Italian Tax Authority to confirm that the withholding tax on the relevant interest payments was due, Wind Italy would be required to pay withholding taxes and possible interest and penalties, unless it successfully contests the assessment before a tax court.

Should the outcome of the current proceedings be adverse to us and should the Italian Tax Authority expand the scope of its investigation, or open a new investigation, and make findings similar to those in the Tax Report with respect to other tax years periods or interest payments on other intercompany loans, Wind Italy could become obligated to pay withholding tax on historical or future interest payments made with respect to such intercompany loans. Any requirement to make such past or future payments could have a material adverse effect on Wind Italy’s financial condition, cash flows and results of operations and make it more difficult for Wind Italy to service its debt as it comes due.

Italian CFC legislation has been extended to EU companies.

Art. 167 of Italian Presidential Decree No. 917/1986 of December 22, 1986 (“Decree No. 917”) provides for the rules of taxation of foreign companies (“CFC”) located in certain countries and territories with a privileged tax regime (as identified by Ministerial Decree of November 21, 2001, the “Black List”) that are directly or indirectly controlled by Italian resident individuals, companies and entities (“Italian CFC Legislation”). Under the Italian CFC Legislation, the income of the CFC (as re-calculated pursuant to the Italian tax rules regarding business income) is attributed to, at the end of the financial year of the CFC, the Italian resident controlling entity pro rata to the latter’s ownership in the CFC and separately taxed in Italy at a tax rate equal to the average tax rate of the Italian resident controlling entity, which in any case cannot be lower than 27%.

Following the amendments provided for by Law Decree No. 78 of July 1, 2009, enacted by Law No. 102 of August 3, 2009, the application of the Italian CFC Legislation has been extended also to CFCs that are located in non-Black Listed countries or territories, thus including CFCs located in EU Member States, provided that certain conditions are met. Such new rules apply starting from the financial year 2010. However, there is still significant uncertainty regarding the application of these new rules. Based on the above, some of the foreign companies, including Wind Italy group companies located within the EU, may fall within the scope of application of the new Italian CFC legislation.

Market demand for UMTS- and HSDPA-based services, including mobile Internet, in Italy may not increase, limiting Wind Italy’s ability to recoup the cost of its investment in its UMTS license and network and its HSDPA technology, respectively, which could adversely affect Wind Italy’s business, financial condition and results of operations.

Wind Italy’s UMTS license, which is valid until 2029, cost an aggregate of €2,427 million. In June 2009, Wind Italy was awarded an additional 5MHz block of UMTS spectrum for the assignment of rights of use for the frequencies in the 2100 MHz band for approximately €89 million, which rights were assigned by the Italian Ministry of Economic Development in September 2009. Wind Italy plans to make substantial investments in its UMTS network during the next several years. In addition, Wind Italy began offering mobile Internet services (based on HSDPA technology) at the end of 2007. Currently, Wind Italy has expanded its HSDPA at 7.2 Mbps in all UMTS covered cities and Wind Italy plans to extend its coverage in the near term, which will require substantial investments.

Wind Italy’s ability to recoup its UMTS-related expenditures will depend largely upon continued and increasing customer demand for UMTS-based services. Although there have been signs of widespread demand for UMTS services in the last three years, the size of the market is still unknown and may fall short of industry expectations and UMTS technology may not prove more attractive to subscribers than other existing technologies and services. If UMTS-based mobile services do not, or are slower than anticipated to, gain sufficiently broad commercial acceptance in Italy, or if Wind Italy derives a smaller percentage of its total revenues than expected from its UMTS-related services, Wind Italy may not be able to recoup its investment in its UMTS license and network or profit from such investment, which could have a material adverse effect on Wind Italy’s business, financial condition and results of operations. Furthermore, if third-party application service providers fail or are slow to develop services for UMTS-based mobile services, or if Wind Italy cannot obtain reasonably priced UMTS handsets, technologically proven network equipment or software with sufficient functionality or speed, Wind Italy’s ability to generate revenues from its UMTS network may also be adversely affected, which in turn could have a material adverse effect on Wind Italy’s business, financial condition and results of operations.

In addition, Wind Italy’s ability to recoup HSDPA-related expenditures will depend largely upon implementing a competitive pricing strategy that appeals to consumers while recouping an investment in HSDPA technology. Further, the recent economic slowdown and contraction in consumer spending in Europe could affect demand for other services such as mobile Internet. If subscribers use mobile Internet services offered by Wind Italy’s competitors, reduce their usage of mobile Internet services offered by Wind Italy, or cease to use mobile Internet at all, Wind Italy may not be able to profit from its build-out of HSDPA coverage at the levels it anticipate, or at all, which, in turn, could have a material adverse effect on Wind Italy’s business, financial condition or results of operations.

The Italian fixed-line market is experiencing an ongoing trend of migration from narrowband to broadband access; if Wind Italy fails to successfully implement its strategy to convert its narrowband subscribers to its broadband service and to gain new broadband subscribers, Wind Italy’s business could be adversely affected.

Broadband access increasingly comprises a larger share of the Italian Internet market, while narrowband usage is declining significantly. Currently, the majority of Wind Italy’s Internet subscribers utilize broadband to access the Internet. Wind Italy’s ability to migrate its existing narrowband subscribers to its broadband services as well as to gain new broadband subscribers may be adversely affected if:

•	broadband usage in Italy does not continue to grow as currently expected;

•

competition increases, for reasons such as the entry of new competitors, technological developments introducing new platforms for Internet access and/or Internet distribution or the provision by other operators of broadband connections superior or at more attractive terms to that which Wind Italy can offer; or

•	Wind Italy experiences any network interruptions or problems related to its network infrastructure.

Historically, subscribers who purchased Wind Italy’s narrowband services have sometimes churned to other operators when upgrading to broadband services. If Wind Italy is unable to convert its existing narrowband subscribers to its broadband services, fails to gain new broadband subscribers, or gains new broadband subscribers at a slower rate than anticipated, Wind Italy’s Internet services business and results of operations may be adversely affected. Moreover Wind Italy may not be able to offset in whole or in part decreases in the number of subscribers using Wind Italy’s narrowband services with increases in the number of subscribers using Wind Italy’s broadband services.

Wind Italy’s business depends on continuously upgrading its existing networks.

Wind Italy must continue to upgrade its existing mobile and fixed-line networks in a timely manner in order to retain and expand its customer base in each of its markets and to successfully implement its strategy. Among other things, the needs of Wind Italy’s business could require it to:

•	upgrade the functionality of Wind Italy’s networks to allow for the increased customization of services;

•	increase its UMTS coverage in some of its markets;

•	expand and maintain customer service, network management and administrative systems; and

•	upgrade older systems and networks to adapt them to new technologies.

Many of these tasks, which could create additional financial strain on Wind Italy’s business and financial condition, are not entirely under Wind Italy’s control and may be affected by applicable regulation. If Wind Italy fails to execute them successfully, Wind Italy services and products may be less attractive to new customers and Wind Italy may lose existing customers to Wind Italy’s competitors, which could adversely affect Wind Italy’s business, financial condition and results of operations.

The commercial acceptance of WiMax in Italy could pose a competitive threat to Wind Italy.

In October 2007, the Italian government announced that operators could bid for 3.5 GHz radio frequencies (WiMax spectrum). The Italian government raised €136 million (representing a 176% increase on the starting bid of €49 million). However, many of the larger operators such as Wind Italy, Fastweb S.p.A. and Mediaset S.p.A withdrew from the tender.

The main winners of the auction were largely smaller operators such as ARIADSL S.p.A., which were awarded licenses in all the regions of Italy, and A.F.T. S.p.A. (provider of WiFi hotspots around Italy), which was awarded licenses in all regions of Italy. Multimedia group Retelit, through its subsidiary e-via S.p.A., was awarded licenses in central and northern Italy. Telecom Italia was awarded three licenses, in the central and southern regions of Italy, and the island of Sardinia.

Although WiMax, which is a fixed wireless technology, has not reached a commercially viable scale yet, it is possible that it could emerge as an alternative and potentially dominant access technology for the provision of broadband access. Currently, fixed-line (i.e., fixed wireline) broadband is the dominant access technology in Italy, although Wind Italy, along with other operators, offer mobile Internet services. If WiMax emerges as a fully mobile technology and challenges the current fixed and mobile access technologies in the broadband market, the business of operators who have chosen not to invest in WiMax technology/spectrum may be materially adversely affected.

Wind Italy’s licenses and permits to provide mobile services have finite terms, and any inability to renew any of these licenses and permits upon termination, or any inability to obtain new licenses and permits for new technologies, could adversely affect Wind Italy’s business.

Wind Italy is licensed to provide mobile telecommunications services in Italy. Wind Italy’s license to operate its GSM/GPRS network expires in 2018, while its UMTS license expires in 2021 but has been extended until 2029 (during the extension period Wind Italy will pay an annual fee for each block of frequencies as it will be defined by the Italian Ministry of Economic Development based on the guide-lines issued by Italy’s Communications Authority (Autorità per le Garanzie nelle Comunicazioni) (“AGCOM”). However, the terms of Wind Italy’s licenses and frequency allocations are subject to rules adopted by AGCOM and by the Italian Ministry of Economic Development—Department of Communications (the authority in charge of the issuance of the licenses) and, in some cases, are subject to modification or early termination. Upon termination, the licenses may revert to the local government, in some cases without any or adequate compensation being paid to Wind Italy. If the technology that is the subject of one of these licenses continues to be important for the provision of mobile telecommunications services, Wind Italy expects that it would seek to renew the license upon expiration. There can be no assurance, however, that any application for the renewal of one or more of these licenses upon expiration of their respective terms will be successful or would be renewed on equivalent or satisfactory terms. In addition, Wind Italy may not be successful in obtaining new licenses for the provision of mobile services using new technologies that may be developed in the future and will likely face competition for any such licenses. It has been publically reported that the Italian Ministry of Economic Development and AGCOM may announce within 2011 the terms of assignment by way of auction of the rights of use for frequencies in the 1800 MHz band (likely to be 25 MHz paired spectrum of which 10 MHz paired spectrum will be reserved for UMTS only operators), frequencies in the 2.6 GHz band (likely to be 75 MHz paired spectrum) and the digital dividend spectrum in the 800 MHz band (likely to be 30 MHz paired spectrum). The digital dividend is currently under investigation by Italian competent bodies in order to be assigned. In the event that Wind Italy is unable to renew a license or obtain a new license for any technology that is important for the provision of its service offerings, Wind Italy could be forced to discontinue its use of that technology or Wind Italy may be unable to use an important new technology, and Wind Italy’s business could be materially adversely affected.

Wind Italy’s mobile network was supported by approximately 12,218 base station transmission systems, or “BTS,” and 7,514 UMTS Node B’s as of December 31, 2010. In the authorization procedure for the installation of specific infrastructures, networks and plants are also involved the competences of public authorities granted with specific administrative powers at a local level, such as the Municipalities. Therefore, in addition to the rules provided for at a national level, specific minor prescriptions relevant for the infrastructure networks may be provided at a local level. Given the multitude of regulations that govern such equipment and the various permits required to operate Wind Italy’s BTS, Wind Italy cannot be certain that its right to use a portion of its transmission system will not be challenged. The loss of the right to use a material number of base station transmission systems or any strategically located base station transmission system that cannot be easily replaced could have a disruptive effect on Wind Italy’s transmission to certain areas which could materially, adversely affect its business.

Wind Italy depends on third parties to market, sell and provide a significant portion of its mobile and fixed-line products and services. If Wind Italy fails to maintain or further develop its distribution and customer care channels, its ability to sustain and further grow its subscriber base could be materially adversely affected.

Most of Wind Italy’s mobile products and services are sold to customers through retail channels. Wind Italy owns 159 Wind Italy-owned stores and sells its products and services through approximately 391 exclusive franchises over which it exercises a significant degree of control. The remainder of Wind Italy’s mobile products and services are sold through third-party distributors, retail outlets or sales agencies, most of which also distribute or sell products of Wind Italy’s competitors. The sales agencies Wind Italy relies on attract customers through points of sale placed in malls and fairs. Most of Wind Italy’s fixed-line products and services (including customer care) are sold to customers through Wind Italy’s call centers, both through out-bound telephone sales and in-bound calls to Wind Italy’s call center. The distributors, retailers and sales agencies that Wind Italy relies upon to distribute and sell its products are not under its control and may stop distributing or selling its products at any time. Should this occur with particularly important distributors, retailers or agencies, Wind Italy may face difficulty in finding new distributors, retailers or sales agencies that can generate the same level of revenues. In addition, distributors, retailers and sales agencies that also distribute or sell competing products and services may more actively promote the products and services of Wind Italy’s competitors than Wind Italy’s products and services. In addition, some of Wind Italy’s call centers, including its call centers for corporate subscribers, are outsourced to third parties with whom Wind Italy has contracts. If these contracts were terminated, Wind Italy would have to find replacement services elsewhere, and the quality of such replacements could be diminished. Furthermore, Wind Italy no longer owns the internet portal spun off as part of the acquisition of Wind Telecom, and has entered into a service agreement with Libero S.r.l. to continue to utilize the Libero internet portal. If this agreement were to terminate for any reason, Wind Italy would need to establish alternative distribution channels for its broadband services, which may result in significant costs and/or may not be successful. Wind Italy distribution channels require significant capital expenditures. If Wind Italy fails to maintain or expand its direct and indirect distribution presence, its ability to retain or further grow its market share in the Italian mobile and fixed-line telecommunications markets, including the broadband market, could be adversely affected, which in turn could have a material adverse effect on Wind Italy’s business, financial condition and results of operations.

Wind Italy is subject to extensive regulation and has recently been, and may in the future, be adversely affected by regulatory measures applicable to it.

Mobile, Internet, fixed-line voice and data operations are all subject to extensive regulatory requirements in Italy. AGCOM and the Italian Ministry of Economic Development together regulate the Italian telecommunications market pursuant to a regulatory framework that was adopted by the European Commission in 2002 and implemented in Italy through the adoption of the Electronic Communications Code (the “Electronic Communications Code”). The Electronic Communications Code requires AGCOM to identify operators with “significant market power” (i.e., operators which, individually or jointly, enjoy a position equivalent to dominance) based on a market analysis in retail and wholesale markets and to impose ex ante regulations to protect competition in these markets. The transposition into Italian law of EU Directives 2009/136/EC and 2009/140/EC, which were published in late 2009, is ongoing and is yet to be concluded and involves a review of the regulatory framework by the European Commission.

In accordance with the regulatory framework, as at December 31, 2010, AGCOM had substantially completed its second round of market analysis. As a result, AGCOM designated Telecom Italia as an operator with “significant market power” in all of the markets listed in EU Recommendations (2007/879/EC) and thus potentially subject to ex ante regulation which may impose a number of constraints on it, including, among others, price controls and non-discrimination obligations for the provision of all regulated access products included in wholesale markets.

As part of AGCOM’s market analysis, the only two relevant markets where operators other than Telecom Italia were found to hold a “significant market power” were the wholesale termination of voice calls on individual mobile networks (mobile termination market) and wholesale termination of voice calls on individual fixed-line network (fixed-line termination market), where Wind Italy, as well as other network operators, were found to hold a “significant market power.” As an ex ante regulatory measure, AGCOM, adopted a “glide-path” (a gradual decline in mobile termination rates and fixed-line termination rates) for each of these markets. Current mobile termination rates are effective through June 2013. AGCOM currently is updating its market analysis to set a new glide path for mobile termination rates that will apply from January 2012 up to December 2015. The market analysis is under consultation at both the national and European Union levels. As for the regulation of fixed termination prices, AGCOM decided to set 2011 wholesale prices for all market players at the same levels as 2010. During 2011, AGCOM will decide on setting wholesale prices for all operators that are in line with those of the incumbent Telecom Italia, to be applied from 2012 onwards both for traditional interconnection and IP interconnection, according to the results of a theoretical cost model that has not yet been developed.

There is a risk that a revised mobile termination rate glide path may be set sooner than anticipated, which could result in the enforcement of lower maximum termination rates at an earlier date according to EU requests and regulatory trends following the guidance provided on such issues by an EU Recommendation (2009/396/EC) published in May 2009. With respect to the fixed termination rates, the risk to Wind Italy stems from the uncertainty regarding IP architectural interconnection changes and symmetric rates to be applied from 2012 onwards as requested by the European Union. The financial impact of the gradual decrease in termination rates on Wind Italy’s business, financial condition and results of operations will depend on the combination of a number of factors, which include the volume of calls made by customers of other operators that terminate on Wind Italy’s network (for which Wind Italy charges termination rates, which comprise its interconnection revenues) and volume of calls by Wind Italy customers that terminate on the network of other network operators (for which Wind Italy is charged interconnection rates, which comprise its interconnection expenses), as well as on network traffic volume (for which Wind Italy neither receives interconnection revenues nor incurs interconnection costs).

In addition, Wind Italy depends on access to Telecom Italia’s facilities to install its LLU facilities, as well as on AGCOM to set reasonable wholesale (network) caps on the prices that Telecom Italia can charge other operators, including Wind Italy, for LLU access. As permitted by AGCOM, Telecom Italia recently decided to raise the rates it charges Wind Italy and other telecommunications operators for LLU access. If Telecom Italia fails to allow Wind Italy access to these facilities, or is slower than Wind Italy anticipates in allowing Wind Italy access, or if AGCOM sets wholesale (network) caps for LLU pricing at levels where Wind Italy cannot pass these increases onto its customers, Wind Italy’s ability to roll out additional direct access products and attract direct access customers may be adversely affected, which in turn could have a material adverse effect on Wind Italy’s business, financial condition and results of operations.

In 2007, the EU Regulation on roaming (2007/717/EC) (the “EU Roaming Regulation”) came into effect, which provides for a steady reduction in mobile voice and wholesale roaming charges for calls made to destinations within the EU and EEA. As of July 1, 2009, the European Commission’s proposal to extend the scope and duration of the EU Roaming Regulation came into effect, which, among other things, further reduces the caps applicable to roaming voice charges, while extending the glide path for roaming voice charges to 2012, and introduces a cap on the roaming charges that operators can charge for SMSs and mobile data services. With respect to EU mobile roaming services, the objective to align the roaming and national retail tariffs by 2015 was included in a communication from the European Commission to the European Parliament published in May 2010. Based on a review process of the EU Roaming Regulation started by the European Commission in

December 2010, more stringent rules on international roaming are expected to developed during 2011, and take effect starting from July 2012.

Furthermore, the AGCOM has taken a vigorous approach in its consumer protection activity, resulting in stricter regulation of the provision of electronic services by operators. The competition Authority (“AGCM”), who is entrusted of consumer protection enforcement as well, has showed a particular attention to the fairness of the offers made by the electronic services operators. This might affect Wind Italy’s ability to address customers with aggressive commercial offers and expose it to fines in case of failure to comply with the consumer protection regulation. In addition, infringement decisions issued by the mentioned authorities can be used as a base for class actions suits (see below).

For more information on the regulatory environment in which Wind Italy operates, see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Regulation of Telecommunications—Regulation of Telecommunications in Italy.”

Wind Italy is unable to predict the impact of any adopted, proposed or potential changes in the regulatory environment in which Wind Italy operates, which is subject to continuous review by AGCOM. Further changes in the EU regulatory framework, or in laws, regulation or government policy or further activities of AGCOM could adversely affect Wind Italy’s business and competitiveness. In particular, Wind Italy’s ability to compete effectively in its existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which it is subject, or extend such restrictions and obligations to new services and markets, or otherwise withdraw or adopt regulations, including in respect of interconnection, access or other tariffs charged by Telecom Italia relating to services provided by it to Wind Italy or to customers of Telecom Italia, which may impact Wind Italy’s business, financial condition and results of operations. In addition, decisions by regulators regarding the granting, amendment or renewal of licenses, to Wind Italy or to third parties, could materially adversely affect Wind Italy’s business, financial condition and results of operations.

The LLU model underlying Wind Italy’s direct fixed-line business may be negatively affected by the roll-out of new technologies by Telecom Italia, including its “next-generation network.”

Telecom Italia has recently announced a plan to introduce a progressive roll out of a “next generation network,” a superior architectural telecommunications technology using fiber optic cables delivering a speed of up to 100MB. The “next generation network,” if introduced, would replace Telecom Italia’s legacy copper network with fiber. Although there is uncertainty around Telecom Italia’s strategy for implementing the roll-out of such next generation network, including the timing, and despite the fact that much will depend on the political and legislative framework as well as the regulatory infrastructure for such next-generation network in Italy, it is possible that as Telecom Italia upgrades its network, the local exchanges Wind Italy uses to provide LLU services could be closed over time. As a result, Wind Italy may be forced to co-locate at a different location where the cost of unbundling is likely to be more expensive and space for co-location is likely to be more limited, or adopt a different approach to its business or build its own fiber network at a material cost, which could have a material adverse effect on Wind Italy’s business or results of operations.

Wind Italy may be subject to a deferral or to a limitation of the deduction of interest expenses in Italy.

For taxpayers like Wind Italy, Article 96 of Decree No. 917, as amended and restated, provides for the Italian regime of interest expenses deduction, aimed at rationalizing and simplifying the interest expenses deduction for Italian corporate income tax (“IRES”) purposes. Specifically, the rules allow for the full tax deductibility of interest expense incurred by a company in each fiscal year up to the amount of the interest income of the same fiscal year, as evidenced by the relevant annual financial statements. A further deduction of interest expense in excess of this amount is allowed up to a threshold of 30% of the EBITDA of a company (i.e., “risultato operativo lordo della gestione caratteristica,” or “ROL” calculated as the difference between (i) the value of production -item A of the profit and loss account scheme contained in Article 2425 of Italian Civil Code- and (ii) the costs of production -item B of the profit and loss accounts scheme contained in Article 2425 of Italian Civil Code-, excluding depreciation, amortization and financial leasing installments relating to business assets) as recorded in such company’s profit net loss account. The law provides that the amount of ROL (i) produced as from the third fiscal year following the fiscal year 2007 (i.e., 2010) and (ii) not used for the deduction of the amount of interest expense that exceeds interest income, can be carried forward, increasing the amount of ROL for the following fiscal years. Interest expense not deducted in a relevant fiscal year can be carried forward to the following fiscal years, provided that, in such fiscal years, the amount of interest expense that exceeds interest income is lower than 30% of ROL. Special rules apply to companies participating in the same tax group, allowing, to a certain extent and with certain limitations, to offset the excess interest expenses incurred by an Italian company in the tax group with 30% of ROL of other companies in the same tax group. Subject to certain limitation the 30% of the foreign controlled entities’ ROL may be used to offset any excess interest expenses of Italian companies participating to the tax group. Based on the above rules, Wind Italy currently is not able to deduct all of its interest expenses, though it is able to carry forward accrued and unused deductions to future fiscal years. Furthermore, any future changes in current Italian tax laws or in their interpretation and/or any future limitation on the use of the foreign controlled entities ROL may result an adverse impact on the deductibility of interest expenses for Wind Italy which, in turn, could adversely affect VimpelCom’s and Wind Italy’s financial condition and results of operations.

Equipment and network systems failures could result in reduced user traffic and revenue, require unanticipated capital expenditures or harm Wind Italy’s reputation.

Wind Italy’s technological infrastructure (including Wind Italy’s network infrastructure for mobile telecommunications and fixed-line services, including Internet services) is vulnerable to damage or disruptions from numerous events, including fire, flood, windstorms or other natural disasters, power outages, terrorist acts, equipment or system failures, human errors or intentional wrongdoings, including breaches of Wind Italy’s network or information technology security. Unanticipated problems at Wind Italy’s facilities, network or system failures or hardware or software failures or computer viruses, or the occurrence of such unanticipated problems at the facilities, network or systems of third party- owned local and long distance networks on which Wind Italy relies for the provision of interconnection and roaming services could result in reduced user traffic and revenue as a result of subscriber dissatisfaction with poor performance and reliability, result in regulatory penalties or require unanticipated capital expenditures. The occurrence of network or system failure could also harm Wind Italy’s reputation or impair Wind Italy’s ability to retain current subscribers or attract new subscribers, which could have a material adverse effect on Wind Italy’s business, financial condition and results of operations.

Claims of third parties that Wind Italy infringes their intellectual property could significantly harm Wind Italy’s financial condition, and defending intellectual property claims may be expensive and could divert valuable company resources.

Wind Italy operates in an industry characterized by frequent disputes over intellectual property. As the number of convergent product offerings and overlapping product functions increase, the possibility of intellectual property infringement claims against Wind Italy may increase. Any such claims or lawsuits could be expensive and time consuming to defend, could cause Wind Italy to cease offering or licensing services and products that incorporate the challenged intellectual property, or could require Wind Italy to develop non-infringing products or services, if feasible, which could divert the attention and resources of technical and management personnel. In addition, Wind Italy cannot assure you that Wind Italy would prevail in any litigation related to infringement claims against Wind Italy. A successful claim of infringement against Wind Italy could result in its being required to pay significant damages, cease the development or sale of certain products and services that incorporate the challenged intellectual property, obtain licenses from the holders of such intellectual property which may not be available on commercially reasonable terms, or otherwise redesign those products to avoid infringing upon others’ intellectual property rights, any of which could materially adversely affect Wind Italy’s business, financial condition and results of operations.

Moreover, although Wind Italy does not own any patents that Wind Italy considers material for its business, Wind Italy considers certain of its registered trademarks and trade names, including “Wind” and “Infostrada”, to be material to its business. Wind Italy has pledged these trade names and certain of its other intellectual property rights which Wind Italy considers material to its senior lenders to secure certain credit facilities. If the security interests that Wind Italy has granted in respect of its intellectual property were enforced, Wind Italy could lose its rights to this intellectual property.

The implementation of laws in Italy that would allow for “class action” lawsuits could materially increase the number of claims against Wind Italy and the related amount of damages sought.

With the aim of protecting consumers’ rights, finance law no. 244 of December 24, 2007, as subsequently amended, introduced to the Italian legal system a new type of legal remedy entitled “azione di classe” or “class action”, inserting article 140-bis into legislative decree no. 206 of June 9, 2005 (the Consumer Code). A class action may be brought to claim damages or refunds on the basis of allegations of:

•

violations of the “contractual rights” of consumers or users who are in an “identical situation” vis-à-vis a business enterprise, including rights arising from standard terms and conditions found in contractual forms as per articles 1341 and 1342 of the Italian Civil Code (which may include form agreements such as those Wind Italy enters into with its subscribers);

•	violations of “identical rights” of final consumers of a certain product vis-à-vis its manufacturer (regardless of whether there is a contractual relation); or

•	violations of “identical rights” of consumers or users involving compensation for unfair commercial practices or anti-competitive conduct.

A class action may be brought by any consumer or user, either directly or through an association or committee acting on his behalf.

The class action law took effect on January 1, 2010, but it is only available for claims relating to “unlawful events” that occurred after August 15, 2009. To date, there have been very few actions filed on the basis of the new law; none of these actions were filed against Wind Italy. This new law could increase the number of claims and the amount of monetary relief sought, and could increase the potential liability to which Wind Italy is exposed, which, in turn, could materially adversely affect Wind Italy’s business, financial condition and results of operations.

To the extent that Wind Italy experiences labor disputes or work stoppages, its business could be materially adversely affected.

The Italian constitution provides that all employees of Italian companies have the right to set up and join trade unions and to carry on union activities, including appointing workers’ representatives to negotiate with their employer. The right to go on strike is provided for under Italian law. Wind Italy’s employees have gone on strike in the past and, despite any agreements that Wind Italy may have with unions, Wind Italy cannot guarantee that its employees will not go on strike in the future. Any work stoppages resulting from employee strikes could hinder Wind Italy’s ability to provide its standard level of customer service. In addition, Wind Italy has been in the past and is currently party to labor disputes with certain of its employees on an individual basis. While Wind Italy believes that none of these disputes are material individually, there can be no assurance that these claims or future claims by employees will not have a material adverse effect on its business, financial condition or results of operations.

Wind Italy, along with the other companies engaged in the telecommunications services business, from time to time negotiates with the relevant unions the renewal of the collective labor agreements. Should the union make requests during the course of negotiations with Wind Italy that Wind Italy refuses to accept, there is a risk that the union could call on its members to strike to force Wind Italy to give in to the union’s demands, which could have a material adverse effect on Wind Italy’s business, financial condition and results of operations.

Risks Related to OTH’s Business

OTH’s ability to exercise control over its subsidiaries and affiliated companies is, in some cases, dependent upon the consent and co-operation of other participants who are not under its control. Disagreements or terms in the agreements governing its subsidiaries and affiliated companies could adversely affect its business, prospects, financial condition and results of operations.

OTH currently has an interest in mobile network operations in 9 countries, including Algeria (OTA), Pakistan (Mobilink), Egypt (Mobinil), Bangladesh (banglalink) and North Korea (koryolink). The Egyptian and North Korean operations are intended to be spun off in connection with the OTH Spin-off. See “Item 4—Information on the Company—Description of the Business of Wind Telecom—The OTH Group—The OTH Spin-off” for more information on the planned OTH Spin-off. OTH has further operations in each of Zimbabwe (through Telecel Zimbabwe), Burundi and Central African Republic. In addition, OTH has invested in an operation in Canada (through its affiliate, Globalive Wireless Management Corp. (“WIND Mobile”)) and manages the Alfa network in Lebanon (through an agreement with the government of Lebanon).

OTH’s participation of ownership in each of its subsidiaries and affiliated companies varies from market to market, and it does not always have a majority interest in its affiliates companies. Although the terms of OTH’s investments vary, its business, prospects, financial condition and results of operations may be materially and adversely affected if disagreements develop with its partners, which OTH has experienced in the past.

OTH’s ability to withdraw funds, including dividends, from its participation in, and to exercise management control over, subsidiaries and investments depends on the consent of its other partners in these subsidiaries. Further, failure to resolve any disputes with its partners in certain of its operating subsidiaries could restrict payments made by these operating subsidiaries to it and have an adverse effect on its business, prospects, financial condition and results of operations. In addition, agreements governing these arrangements contain, in some cases, change of control and similar provisions which, if triggered under certain circumstances could give other participants in these investments the ability to purchase OTH’s interests or enact other penalties.

OTH operates in a competitive environment in each of its markets.

OTH operates in an increasingly competitive environment across its markets. Although new laws and regulatory initiatives may provide it with increased business opportunities by removing or substantially reducing certain barriers to competition, in so doing they also create a more competitive business environment and may encourage new entrants, which could affect its key operating items such as ARPU and churn rate.

OTH’s competitors fall into three broad categories: (i) international diversified telecommunications companies; (ii) state-owned and partly state-owned telecommunications companies; and (iii) local and regional companies. Many of its global competitors have substantially greater financial, personnel, technical, marketing and other resources. In a number of countries, its competitors are government-owned entities or major international or local business participants.

For example, in Algeria, one of OTH’s main competitors is the mobile subsidiary of state owned telecoms operator, Algérie Télécom. Although OTH has local partners and/or management in all of its operations, its local competitors (including the state-owned and partially state-owned competitors) may have greater locally available resources, may be more favored politically and by local regulators or may be preferred by customers.

The continuing trend toward business combinations and strategic alliances in the telecommunications industry may create increased competition. Competition may lead to a reduction in the rate at which OTH is able to add new customers and to a decrease in its market share as customers purchase telecommunications services, or other competing services, from other providers.

The competitive focus in certain of OTH’s markets such as Algeria and Egypt continues to shift from customer acquisition to customer retention as a result of increased penetration of the mobile telecommunications market. There can be no assurance that OTH will not continue to experience increases in customer churn rates in certain markets, reflecting increased numbers of customer deactivations, particularly as competition for existing customers intensifies. An increase in churn rates may result in lower revenue and higher costs resulting from the need to replace customers and may consequently have a material adverse effect on its profitability.

Increasing competition has also led, in certain markets, to reductions in the prices that OTH is able to charge for its services and may lead to further price declines in the future. In addition, it faces increasing competition in the markets in which it operates due to the entrance of new telecommunications services providers.

If OTH is not able to successfully compete in its markets, this could have a material adverse effect on its business, prospects, financial condition and results of operations.

OTH operates in the highly regulated telecommunications market. Changes in laws, regulations or governmental policy affecting its business activities could adversely affect its business, financial condition and results of operations.

Telecommunications businesses in each of its markets are subject to governmental regulation regarding licensing, competition, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. Changes in laws, regulations or governmental policy affecting its business activities could adversely affect its business, prospects, financial condition and results of operations.

In many of the countries in which OTH operates, local regulators have significant latitude in the administration and interpretation of telecommunications licenses. In addition, the actions taken by these regulators in the administration and interpretation of these licenses may be influenced by local political and economic pressures. OTH cannot provide any assurance that governments or their regulatory bodies in the countries in which it operates will not issue telecommunications licenses to new operators whose services will compete with OTH. Decisions by regulators, including the amendment or revocation of any existing licenses, could adversely affect its business, prospects, financial condition and results of operations. Regulators and governmental authorities may make different interpretations of existing laws and regulations that could have a negative impact on OTH.

Finally, disagreements with regulatory and other authorities in the jurisdictions in which OTH operates or plans to operate can affect its business, prospects, financial condition and results of operations, including with respect to the level of control it asserts over its operating assets. For more information on the regulatory environment in Algeria, Pakistan and Bangladesh, see “Item 4—Information on the Company—Regulation of Telecommunications.”

Bangladesh

In Bangladesh, in March 2009, the Bangladeshi Telecommunications Regulatory Commission (“BTRC”) issued and implemented a new directive relating to tariffs and sharing of interconnection revenue between the telecommunications operators which has had a negative impact on OTH’s subsidiary’s (banglalink) ability to increase its customer base and therefore adversely affected its revenues.

Algeria

In Algeria, the national regulator announced its intention to regulate the promotions that telecommunications carriers may offer, to require its consent to interconnection agreements, offers and tariffs and to require additional identity checks for subscribers. These new directions have had the effect of hampering market competition in Algeria, increasing tariff rates for subscribers and, with respect to the identity checks, causing subscribers to cancel their subscriptions. Algeria may impose new laws, rules or regulations that affect OTH’s business, prospects, financial condition or results of operations. For example, Algeria has recently implemented new laws affecting sales by foreign investors of their shares in Algerian companies.

Zimbabwe

In Zimbabwe, following the introduction of laws with respect to home-ownership of companies, in August 2007, the Post and Telecommunications Regulatory Authority of Zimbabwe (“POTRAZ”) notified Telecel Zimbabwe that its license had been cancelled because of a failure to reduce foreign shareholding to 49%. Telecel Zimbabwe has requested a two year extension to reduce its holding to within the 49% threshold. OTH cannot assure you that it will be successful in obtaining a fair value transaction for the disposal of its current shares in excess of the 49% threshold or at all or that it will be successful in reinstating the license in Zimbabwe.

General

In addition, in certain countries, the expansion plans of existing mobile operations are likely to require additional spectrum to be allocated to such operations by the local authorities. There can be no assurance that such allocations will be made or, if made, that the terms and timing will be consistent with its business plans.

In certain jurisdictions, OTH’s recent acquisitions have been subject to local consents and approvals, such as the requirement to obtain a telecommunications license for newly acquired local operating companies. To the extent that OTH has been advised to do so, these local consents and approvals have thus far been successfully obtained. In other cases, OTH has been advised by local counsel that no consents and approvals are required. There can be no assurance that all material consent and approval have been obtained. Failure to obtain consents or approvals could result in the invalidation of share transfers, the loss of local operating licenses or the loss of other locally held legal or contractual rights. The fixed-line carriers that OTH relies on for interconnection are largely state-owned entities. Although its principal arrangements with fixed-line carriers are contractually specified in interconnection agreements and it believes that its relationships with fixed-line carriers are generally satisfactory, the deterioration or termination of these arrangements and relationships, or the inability to enter into new arrangements and relationships with one or more carriers, could have a material adverse effect upon its cost structure, service, quality and network coverage, and business, prospects, financial condition and results of operations.

Many of OTH’s subsidiaries hold leading market shares in their respective jurisdictions which may subject them to national competition regulations.

Many of OTH’s subsidiaries hold leading market shares in their respective jurisdictions. In three out of its four largest markets (Algeria, Pakistan, and Egypt), it is considered to be the market leader in terms of operations and number of subscribers. In the forth, Bangladesh, it acquired a marginal operator in 2004 which has now become the second-largest operator. Being designated a “significant market power” or “dominant operator” may subject certain of its subsidiaries to local restrictions such as asymmetric pricing for interconnection rates (with other leading operators charging lower rates), restrictions on pricing, limits on acquisitions or other controls as regulators seek to allow for greater competition within the market.

For example, since 2007, the Algerian Autorité de Régulation de la Poste et des Télécommunications (“ARPT”) has made several decisions declaring OTA a “dominant operator” and, as a result, OTA has been under pressure from ARPT to increase its retail tariffs and leave more room for its competitors. OTA has filed claims against such requests and has also filed a separate claim against ARPT in respect of its criteria for the approval of termination tariffs, however to date has been unsuccessful in respect of such claims. From July 2009, the ARPT introduced revised market termination tariffs, with OTA penalized more than its competitors as a result of being deemed a “dominant operator”.

In Pakistan, Mobilink was determined to have “significant market power” in August 2004 and, as a result has been subjected to increased regulation by the PTA. Mobilink is now required to seek the prior approval of the PTA before changing its tariffs or offering new packages to provide cost based interconnection services pursuant to the terms and conditions under which the Pakistan Telecommunications Company Limited will supply certain interconnection related services to the operator (“Reference Interconnection Offer”). The entry of new players (Warid, Telenor and Zong) into the market, has led to a sharp increase in competition. As such, in July 2009 the PTA issued a consultation paper for the redefining of the relevant markets and revising the SMP (defined herein) to take into account the new market conditions.

Finally, although the relevant decree has not yet been implemented, it is expected that Mobinil will also be classified by the Egyptian competition authority as an entity exercising “significant market power” within its market which may result in Mobinil being treated less favorably than other operators with a corresponding negative effect on its business, prospects, financial condition and results of operations in Egypt. OTH’s Egyptian operations are part of the OTH Spin-off Assets that are intended to be transferred to Weather following Closing. See “Item 4—Information on the Company—Description of the Business of Wind Telecom—The OTH Group—The OTH Spin-off.”

Increased regulation could result in higher operational costs and decrease its ability to present attractive offers to OTH’s subscribers and potential subscribers which could adversely affect its business, financial condition and results of operations.

The legality of the ownership structure for operations in Canada is being challenged.

Under the Canadian Telecommunications Act, certain telecommunications companies operating in Canada may not be controlled by non-Canadians. OTH holds its interest in WIND Mobile and other Canadian telecommunications companies through Globalive Investment Holdings Corp. (“Globalive Holdings”). OTH indirectly holds 65.08% of the outstanding shares of Globalive Holdings and 32.02% of voting rights.

Industry Canada, the Canadian governmental body responsible for awarding spectrum licenses, ruled that WIND Mobile was in compliance with Canadian ownership and control rules and granted WIND Mobile spectrum licenses on March 16, 2009.

On October 29, 2009, the Canadian Radio Television and Telecommunications Commission (“CRTC”), an independent regulatory body that regulates and supervises Canadian broadcasting and telecommunications systems, decided that WIND Mobile was not in compliance with Canadian ownership and control rules, and was therefore not eligible to operate as a telecommunications common carrier in Canada.

On December 11, 2009, the Government of Canada varied the decision of the CRTC by Order in Council, confirming that WIND Mobile met the Canadian ownership and control rules and clearing it to commence operations. Following this decision, WIND Mobile commenced commercial operations on December 16, 2009.

Shortly after, certain of WIND Mobile’s competitors filed an application challenging the decision of the Government of Canada, and on February 4, 2011, the Federal Court of Canada ruled (the “Federal Court Ruling”) that the Government of Canada’s decision contained two legal errors and should be quashed. WIND Mobile appealed the Federal Court Ruling and was successful in its appeal. The appeal decision in favor of WIND Mobile may, however, be further appealed by the claimants. If the claimants were successful on any such appeal, and assuming that the Government of Canada does not render the Federal Court Ruling moot by changing the Canadian ownership and control rules or issuing a new or varied Order in Council, then the shareholders in WIND Mobile could be required to make changes to the ownership structure or financing arrangements in an effort to have the CRTC determine that WIND Mobile is compliant with those rules, which could have a material adverse affect on its business, prospects, financial condition and results of operations and/or could affect OTH’s interest in and/or revenue from WIND Mobile.

OTH’s telecommunications licenses, permits and frequency allocations are subject to finite terms, ongoing review and/or periodic renewal, each of which may result in modification or early termination. In addition, its inability to obtain new licenses and permits, in some cases for new technologies, could adversely affect its respective businesses.

The terms of OTH’s licenses, permits and frequency allocations are subject to finite terms, ongoing review and/or periodic renewal and, in some cases, are subject to modification or early termination or may require renewal with the applicable government authorities. For example, its banglalink license is due for renewal in November 2011. While OTH does not expect any of its subsidiaries or associated companies to be required to cease operations at the end of the term of their business arrangements or licenses, there can be no assurance that these business arrangements or licenses will be renewed on equivalent satisfactory terms, or at all. Upon termination, the licenses and assets of these companies may revert to the local governments or local telecommunications operators, in some cases without any or adequate compensation being paid.

OTH has in the past paid significant amounts for certain of its GSM and 3G telecommunications licenses, and the competition for granting these licenses is increasing as more competitors enter its markets. For this reason, OTH may have to pay increasingly substantial license fees in certain markets, as well as meet specified network build out requirements. There can be no assurance that it will be successful in obtaining or funding these licenses, or, if licenses are awarded, that they can be obtained on terms acceptable to it. In addition, if it obtains or renews further licenses, it may need to seek future funding through additional borrowings or equity offerings, and it cannot assure you that such funding will be obtained on satisfactory terms or at all, which could adversely affect its business, financial condition and results of operations.

OTH is exposed to certain risks in respect of the development, expansion and maintenance of its mobile telecommunications networks

OTH’s ability to increase its subscriber base depends upon the success of the expansion and management of its networks and upon its ability to obtain sufficient financing to facilitate these plans. The build-out of its networks is subject to risks and uncertainties which could delay the introduction of services in some areas and increase the cost of network construction, including obtaining sufficient financing. OTH is engaged in a number of network expansion and infrastructure projects. In connection with its network strategy, from time to time, OTH may establish joint ventures with other carriers in its markets which may involve the sale of assets and may require funding from it. Network expansion and infrastructure projects, including those in its development pipeline, typically require substantial capital expenditure throughout the planning and construction phases and it may take months or years before it can obtain the necessary permits and approvals and the new sites become operational, during which time OTH is subject to a number of construction, financing, operating, regulatory and other risks beyond its control, including, but not limited to:

•	shortages of materials, equipment and labor;

•	an inability to make any necessary financing arrangements on favorable terms, if at all;

•	changes in demand for its services;

•	labor disputes and disputes with sub-contractors;

•

inadequate infrastructure, including as a result of failure by third parties to fulfill their obligations relating to the provision of utilities and transportation links that are necessary or desirable for the successful operation of a project;

•	failure to complete projects according to specifications;

•	adverse weather conditions and natural disasters;

•	accidents;

•	changes in local governmental priorities; and

•	an inability to obtain and maintain project development permission or requisite governmental licenses, permits or approvals.

The occurrence of one or more of these events may have a material adverse effect on OTH’s ability to complete its current or future network expansion projects on schedule or within budget, if at all, and may prevent it from achieving its targeted increases in its subscriber base, revenues, internal rates of return or capacity associated with such projects. There can be no assurance that OTH will be able to generate revenues from its expansion projects that meet its planned targets and objectives, or that they will be sufficient to cover the associated construction and development costs, which could have a material adverse effect on its business, prospects, financial condition, results of operations and prospects.

OTH’s infrastructure, including its network equipment and systems may be vulnerable to natural disasters, security risks and other events that may disrupt its services and could affect its business, prospects, financial condition and results of operations.

OTH’s business depends on providing subscribers with service reliability, network capacity, security and account management. The services it provides, however, may be subject to disruptions resulting from numerous factors, including fire, flood or other natural disasters, signal jamming, power outages, acts of terrorism and vandalism, equipment or system failures and breaches of network or information technology security. For example, in November 2007, Cyclone Sidr caused widespread power outages in Bangladesh resulting in 2,238 of its towers to be disrupted for up to 72 hours. If any of these events were to occur, it could cause limited or severe service disruption which could result in subscriber dissatisfaction, regulatory penalties or reduced revenues. In addition, OTH relies on manufacturers of telecommunications equipment for continued maintenance service and supply, and continued cooperation on the part of these manufacturers is important for it to maintain its operations without disruption. Mobilink was also affected by the floods during 2010, though it is too early to assess the impact, and similar events in any market in which OTH operates could affect its business. As a further example, in January and February 2011, telecommunications services in Egypt were intermittently affected by order of the government (including a temporary suspension of all mobile networks) in response to the nationwide protests which were then occurring.

In the event OTH experiences significant problems with its switches, base stations, base station controllers, network backbone, other system hardware or software or with the manufacturers on whom it relies, including problems outside its control, it could result in limited or severe service interruptions or quality of service problems. Although OTH has backup capacity for its network management operations and maintenance systems, automatic transfer to its backup capacity is not seamless, and may cause network service interruptions. Any interruption of services could harm its business reputation and reduce the confidence of its subscribers and consequently impair its ability to obtain and retain subscribers and could lead to a violation of the terms of its various licenses, each of which could materially or adversely affect its business.

Debt of OTH’s subsidiaries and its Canadian operation is secured by a substantial part of their assets and, in the case of the Canadian and Bangladesh operations, by the shares OTH owns in those operations, so that any default on subsidiary debt or debt of the Canadian operation may adversely affect the cash flow from the operations either through loss of assets or, in the case of the Canadian and Bangladesh operations, through loss of OTH’s ownership interest and control over cash flow.

On default by a subsidiary of OTH or OTH’s Canadian operation on its debt obligations, lenders would be entitled to exercise security rights that would have an adverse effect on OTH. Most of the assets of OTH’s subsidiaries and its Canadian operation secure their respective debt obligations and could be acquired by the lenders in case of default. Such an acquisition would deprive the affected business of assets and, depending on the extent of the security and lender’s acquisition of assets, would diminish the operating capability of the business. OTH’s shareholdings in the Bangladesh subsidiary and the Canadian operation secure debts of those businesses and could be acquired by the lenders in case of default. Such an acquisition would deprive OTH of its rights in the affected business and would eliminate any cash flow from the affected business. In any event, a default on debt obligations of a subsidiary or the Canadian operation could materially and adversely affect OTH.

OTH is subject to political, social and economic risks in the countries in which it operates.

A substantial part of its assets and operations are currently located in jurisdictions which are, have been, or could in the future be subject to political, economic and social instability. Its operating results are and will be affected by economic and political developments in or affecting each of the countries in which it operates and, in particular, by the level of economic activity. While recent economic and political reforms have been implemented in certain of its markets, it cannot assure you that these reforms will be long lasting.

OTH’s business, prospects, financial condition and results of operations may be adversely affected by changes in the political structure or governments in the countries in which it operates and by hostile changes in the political environment both at home and in their respective regions. As a result of operating in certain locations which could be subject to heightened risks, its local subsidiaries may incur substantial costs to maintain the safety of their personnel, property and equipment. Despite these precautions, the safety of its personnel, property and equipment in these locations may continue to be at risk. In addition, network maintenance and expansion projects in these areas could be delayed or cancelled due to the need for heightened security for employees and contractors operating in these areas. For example, Bangladesh and Algeria in particular face ongoing challenges with respect to violence along and within their respective borders from extremists. Such developments may have a negative impact on its financial condition, results of operation and business prospects.

By way of example, in January and February 2011, there were widespread protests in Egypt against the government which resulted in extensive disruption and damage throughout the country to public and private property and infrastructure. Its offices and shops suffered damage and mobile networks and services were temporarily suspended by order of the authorities.

Pakistan, by way of further example, has experienced country-wide strikes and transportation blockages as well as a relatively volatile political atmosphere in the country since early 2007. Political instability may also result from events in some regions of the country such as ongoing insurgencies in the western provinces or Pakistan’s long running dispute with India over the region of Kashmir, either of which could destabilize the internal political situation in Pakistan. OTH cannot assure you that the operation of its business would not be adversely affected in the event of increased political instability within Pakistan.

In Zimbabwe, the government of Zimbabwe faces a difficult political environment and unstable economy. Further, recently introduced politically motivated laws with respect to ownership of companies have impacted its operations in Zimbabwe.

In addition, the global credit crisis has seen governments increasingly look to protecting their home-grown market participants. While OTH has endeavored to tailor its individual brands to a specific country to create “local brands,” it has in recent times seen increasing examples of antipathy towards foreign investors.

This has been most noticeable in Zimbabwe where recent legislation has been put in place to ensure that at least 50% of companies are home-owned. Further, rioting in Algeria following the Algeria / Egypt football match in November 2009 targeted OTH’s headquarters and several of its retail outlets causing considerable physical damage. These instances indicate that there may be certain sensitivities where a foreign company operates one of the public services. Further, such attacks have had an adverse effect on OTH’s image and business in the period immediately following.

Certain jurisdictions in which OTH operates mobile businesses are subject to international sanctions.

Each of North Korea and Zimbabwe is subject to international sanctions imposed by the European Union and the United States, among others. In addition, North Korea is subject to sanctions imposed by the United Nations. These sanctions have the effect of restricting financial transactions and the import and export of goods and services, including goods and services required to operate, maintain and develop mobile networks. There can be no assurance that if international sanctions are changed or subject to enhanced enforcement, OTH will be able to finance its operations, transfer funds to and from each company and operate its mobile networks in North Korea and Zimbabwe. If it is unable to continue to operate these businesses, it could adversely affect its business, financial condition and results of operations. Although OTH’s North Korean operations are intended to be transferred to Weather as part of the OTH Spin-off, there can be no assurance that the transfer will be completed or that such transfer will relieve the combined company from penalties and applicable laws.

There can be no assurance that OTH will be able to continue to comply with all international sanctions regimes, whether or not there are any changes to such regimes. If OTH cannot comply with such regimes in the future, it would likely be required to cease its operations in such jurisdictions, which could adversely affect its business, financial condition and results of operations.

Most of the jurisdictions in which OTH operates have currency control restrictions.

At the subsidiary level, OTH seeks to reduce its foreign exchange exposure arising from transactions through a policy of matching, to the extent possible, the denomination of liabilities and revenues. Its ability to reduce its foreign currency exchange exposure may be limited by restrictions on borrowings in local currency. For example, under local regulations in Bangladesh, companies are required to obtain approval from the State Bank in order to engage in long-term borrowing in the local market and the State Bank may impose certain terms and conditions when providing approval. OTH cannot assure you therefore of its ability to reduce its foreign exchange exposure by borrowing in local currency, which could adversely affect its business, financial condition and results of operations.

In addition, most of the countries in which OTH operates have implemented currency control restrictions and, in particular, rules surrounding the repatriation of dividends to foreign investors. There can be no guarantee that existing legislation will not have an adverse impact on its revenues to the extent that it is prevented from receiving dividends from its subsidiaries or that its subsidiaries may not incur problems with external financing or supply contracts with foreign companies as a result of applicable legislation.

For example, in 2009, the Algerian government put into place legislation to prevent companies from repatriating dividends to foreign investors while outstanding tax claims existed against such company. As a result of the existing claim, OTA is currently prevented from repatriating 50% of the 2008 dividend and all of the 2009 dividend. This has had a material adverse effect on the liquidity of OTH.

Risks Related to the Ownership of our ADSs

Various factors may hinder the declaration and payment of dividends.

The payment of dividends is subject to the discretion of VimpelCom’s supervisory board and VimpelCom’s assets consist primarily of investments in its operating subsidiaries. Various factors may cause the supervisory board to determine not to pay dividends. Such factors include VimpelCom’s financial condition, its earnings and cash flows, its capital requirements, contractual restrictions and such other factors as VimpelCom’s supervisory board may consider relevant.

VimpelCom is a Bermuda company governed by Bermuda law, which may affect your rights as a shareholder or holder of DRs.

VimpelCom is a Bermuda exempted company. As a result, the rights of VimpelCom’s shareholders are governed by Bermuda law and by VimpelCom’s bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In addition, holders of ADSs do not have the same rights under Bermuda law and VimpelCom’s bye-laws as registered holders of VimpelCom’s shares. Substantially all of our assets are located outside the United States. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against VimpelCom or its directors and executive officers based on civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, under the securities laws of those jurisdictions, or entertain actions in Bermuda under the securities laws of other jurisdictions.

We are not subject to corporate governance requirements under the NYSE rules.

Our ADSs are listed on the NYSE; however, as a Bermuda company, we are not subject to the corporate governance provisions under the NYSE listing rules that are applicable to a U.S. company. The primary difference between our corporate governance practice and the NYSE rules relates to section 303A.01 of the NYSE rules, which provides that each U.S. company listed on the NYSE must have a majority of independent directors, as defined in the NYSE rules. Bermuda corporate law does not require that we have a majority of independent directors, and our bye-laws provide that three out of nine of our directors will be independent for purposes of the NYSE rules. We do not have a majority of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. For more information on the significant corporate governance differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards, see the section of this Annual Report on Form 20-F entitled “Item 16G—Corporate Governance.”

ITEM 4.	Information on the Company

Overview

We are a holding company for telecommunications operators, providing voice and data services through a range of mobile, fixed and broadband technologies. The VimpelCom group of companies include companies operating in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Namibia, Central African Republic and Italy. We also own 49.0% of an operator in the Socialist Republic of Vietnam and an indirect equity shareholding in WIND Mobile in Canada. The operations of these companies cover a territory with a total population of approximately 843 million. Since we acquired our operations in Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Namibia, Central African Republic and Italy, as well as an indirect equity shareholding in Wind Mobile, in connection with the Wind Telecom Transaction on April 15, 2011, the discussion of our business below does not include these markets except as otherwise indicated or as the context otherwise requires. For more information on the Wind Telecom Transaction, see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Wind Telecom Transaction.” For more information on the companies in the Wind Telecom group, see “—Description of the Business of Wind Telecom” below.

Our net operating revenues were US$10,512.8 million for the year ended December 31, 2010, compared to US$8,702.9 million for the year ended December 31, 2009 and US$10,116.9 million for the year ended December 31, 2008. Our operating income was US$2,852.5 million for the year ended December 31, 2010, compared to US$2,578.4 million for the year ended December 31, 2009 and US$2,536.0 million for the year ended December 31, 2008. Our net income attributable to our group was US$1,673.3 million for the year ended December 31, 2010, compared to US$1,121.8 million for the year ended December 31, 2009 and US$524.3 million for the year ended December 31, 2008.

As of December 31, 2010, our total number of mobile subscribers was 92.7 million (including 52.0 million in Russia, 24.4 million in Ukraine, 6.9 million in Kazakhstan, 4.8 million in Uzbekistan, 0.7 million in Armenia, 0.8 million in Tajikistan, 0.6 million in Georgia, 1.9 million in Kyrgyzstan and 0.7 million in Cambodia). As of December 31, 2010, we had approximately 3.7 million residential broadband subscribers.

As of December 31, 2009, our total number of mobile subscribers was 64.6 million (including 50.9 million in Russia, 2.0 million in Ukraine, 6.1 million in Kazakhstan, 3.5 million in Uzbekistan, 0.5 million in Armenia, 0.7 million in Tajikistan, 0.4 million in Georgia and 0.4 million in Cambodia). As of December 31, 2009, we had approximately 2.2 million residential broadband subscribers.

As of December 31, 2008, our total number of mobile subscribers was 61.0 million (including 47.7 million in Russia, 2.1 million in Ukraine, 6.3 million in Kazakhstan, 3.6 million in Uzbekistan, 0.5 million in Armenia, 0.6 million in Tajikistan and 0.2 million in Georgia). As of December 31, 2008, we had approximately 1.2 million residential broadband subscribers.

We currently operate our telecommunications services in Russia, Kazakhstan, Armenia, Tajikistan, Uzbekistan, Georgia, Kyrgyzstan, Cambodia and Vietnam primarily under the “Beeline” brand name. Our operations in Laos operate under the “Tigo” brand. In Ukraine, we primarily provide services under the

“Kyivstar”, “djuice” and “Beeline” brands. In our recently acquired operations in Italy, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and equity shareholding in Canada, we operate under different brands. See “—Description of the Business of Wind Telecom.”

VimpelCom Ltd. is an exempted company limited by shares registered under the Companies Act 1981 of Bermuda on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. We are registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations. Our company headquarters are located at SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands. Our telephone number is +31 20 797 7200.

History and Development

In November 1996, OJSC VimpelCom became the first Russian company since 1903 to list shares on the NYSE. On May 14, 2010, OJSC VimpelCom’s ADSs, were delisted from the NYSE as a result of the completion of the acquisition of its shares, including shares represented by ADSs, by VimpelCom Ltd. For more information regarding the acquisition of OJSC VimpelCom’s shares and the delisting of its ADSs from the NYSE, see the description of the VimpelCom Ltd. Transaction below in this section.

In 1997, Kyivstar was granted a 900 MHz (GSM) cellular license for operation in Ukraine, which was reissued and amended in 2001, authorizing it to provide services using both 900 MHz (GSM) and 1800 MHz (GSM) frequency ranges throughout the territory of Ukraine. Kyivstar was also granted 900 MHz (GSM) and 1800 MHz (GSM) cellular licenses for operations in defined regions of Ukraine and to provide GSM 1800 services in those regions. In addition, Kyivstar was granted other licenses that give it the right to develop and operate wireless, long distance and local wire networks, and a data transfer network throughout Ukraine.

In December 1998, Telenor, Norway’s leading telecommunications company became a strategic partner in OJSC VimpelCom. That same year, OJSC VimpelCom became the first major mobile telecommunications services provider in Russia to offer prepaid tariff plans to our subscribers.

To accelerate the development of OJSC VimpelCom’s regional GSM license portfolio, in May 2001, OJSC VimpelCom signed an agreement with Alfa Group which purchased strategic ownership interests in OJSC VimpelCom. Telenor also participated in the transaction.

In April 2003, OJSC VimpelCom launched operations in St. Petersburg and by the end of that year had 55 regional networks in commercial operation and a total subscriber base in Russia exceeding 10.0 million.

In September 2004, OJSC VimpelCom began to implement its strategic plan to expand its operations into the CIS by acquiring 50.0% plus one share of KaR-Tel, a mobile telecommunications services provider with a national GSM license in Kazakhstan (and OJSC VimpelCom has since increased its stake in KaR-Tel to 75.0%). OJSC VimpelCom continued its growth strategy throughout 2005 and 2006 by acquiring 100.0% of URS in Ukraine in November 2005, 60.0% of Limited Liability Company Tacom (“Tacom”) in Tajikistan in December 2005, 100.0% of each of Bakarie Uzbekistan Telecom Limited Liability Company (“Buztel”) and Limited Liability Company Unitel (“Unitel”) in Uzbekistan in January and February 2006, respectively, 51.0% of Limited Liability Company Mobitel (“Mobitel”) in Georgia in July 2006 and 90.0% of CJSC “ArmenTel” (“ArmenTel”) in Armenia in November 2006. In July 2006, OJSC VimpelCom merged Buztel into Unitel.

In September 2005, OJSC VimpelCom acquired 89.6% of Closed Joint Stock Company “Sakhalin Telecom Mobile,” (“STM”) which holds GSM-1800 license covering the territory of Sakhalin.

In December 2006, OJSC VimpelCom increased its stake in Tacom to 80.0%, and in April 2007, OJSC VimpelCom increased its stake in ArmenTel to 100.0%.

In August 2007, OJSC VimpelCom acquired 100.0% of Closed Joint Stock Company “Corporation Severnaya Korona” (“CSK”), a mobile telecommunications service provider in the Irkutsk region of Russia.

In November 2004 and May 2005, respectively, OJSC VimpelCom completed the mergers of OJSC VimpelCom subsidiaries, Open Joint Stock Company “VimpelCom-Region” and Open Joint Stock Company “KB Impuls” into OJSC VimpelCom. In April and May 2006, OJSC VimpelCom completed the mergers of the following wholly owned subsidiaries into OJSC VimpelCom: Closed Joint Stock Company “Sotovaya Company,” Closed Joint Stock Company “StavTeleSot,” Closed Joint Stock Company “Vostok-Zapad Telecom,” Open Joint Stock Company “Orensot,” Open Joint Stock Company “Dal Telecom International,” Closed Joint Stock Company “Extel,” and Open Joint Stock Company “Beeline-Samara”. On October 30, 2008, OJSC VimpelCom completed the merger of CSK and Closed Joint Stock Company “Karachaevo-CherkesskTeleSot” into OJSC VimpelCom. On February 6, 2009, OJSC VimpelCom completed the merger of Closed Joint Stock Company “Kabardino-Balkarskiy GSM” into OJSC VimpelCom.

On January 18, 2008, OJSC VimpelCom’s indirect wholly owned subsidiary Lillian Acquisition, Inc. (“Lillian”) commenced a tender offer to purchase, at a price of US$105.0 per share in cash, any and all outstanding shares of Golden Telecom’s common stock, on the terms and subject to the conditions specified in an offer to purchase dated January 18, 2008. Upon the closing of the initial offer period and the subsequent offer period on February 26, 2008, Golden Telecom shareholders had tendered over 94.0% of the outstanding shares of Golden Telecom. On February 28, 2008, Lillian was merged with and into Golden Telecom, with Golden Telecom continuing as the surviving corporation. As a result of the merger, Golden Telecom became OJSC VimpelCom’s indirect wholly owned subsidiary.

In June 2008, OJSC VimpelCom completed its acquisition of 49.0% of Corbina telecom, operating under the trademark “Corbina”, from Inure Enterprises Ltd. for approximately US$404.0 million. Corbina telecom owns a fiber-optic network which provides FTTB broadband Internet services in Russia. As a result of this acquisition, together with OJSC VimpelCom’s subsidiary Sovintel, OJSC VimpelCom owned 100.0% of the shares of Corbina telecom. At the end of 2008, OJSC VimpelCom completed the merger of Corbina telecom into Investelectrosvyaz. On November 24, 2010, Sovintel and Investelectrosvyaz merged with and into OJSC VimpelCom. In December 2010, OJSC VimpelCom filed applications with the relevant authorities to re-issue to it the licenses that were previously held by Sovintel, its subsidiaries and Investelectrosvyaz and, to date, all necessary licenses and frequencies were re-issued.

In July 2008, OJSC VimpelCom acquired a 90.0% stake in Sotelco Ltd. (“Sotelco”), a company holding a GSM 900/1800 license and related frequencies in Cambodia, for US$28.0 million. OJSC VimpelCom also acquired a call option to purchase the remaining 10.0% stake for market value at the exercise date.

Also in July 2008, OJSC VimpelCom signed an agreement with GTEL, a Vietnamese state-owned enterprise, and its subsidiary GTEL Technical Service and Commercial Joint Stock Company (“GTEL TSC”) to establish a joint venture company, GTEL-Mobile in which OJSC VimpelCom received a 40.0% interest for US$266.7 million. In September 2008, GTEL-Mobile received a GSM-1800 license and frequencies. In April 2011, OJSC VimpelCom acquired an additional approximately 9.0% (minus one share) on a fully diluted basis of GTEL-Mobile for US$196.0 million, increasing OJSC VimpelCom’s shareholding to 49.0% (minus one share). As part of the transaction, OJSC VimpelCom agreed to subscribe to additional dividend preference shares in the years 2012 to 2013, which will increase OJSC VimpelCom’s economic interest to 65.0%, in exchange for providing GTEL-Mobile with up to US$304.0 million in financing, subject to certain conditions.

On October 23, 2008, OJSC VimpelCom acquired 49.9% of Morefront, which owned 100.0% of Euroset, the leading mobile handset retailer and dealer for major mobile network operators in Russia, for total consideration of US$226.0 million. The total consideration was reduced to US$201.0 million as the result of a settlement in our litigation with Creative Retail Management Limited, the former shareholder of Morefront. On March 17, 2011 a restructuring of the Euroset group was completed. As a result, OJSC VimpelCom owns directly 49.9% of the shares of Euroset Holding N.V., which owns 100.0% of the shares of Euroset. As part of the restructuring OJSC VimpelCom’s put and call arrangements, exercisable after three years, with respect to a further 25.0% of Morefront shares were amended to apply to shares of Euroset Holding N.V. This acquisition allowed OJSC VimpelCom to significantly enhance its distribution capabilities.

On September 16, 2009, OJSC VimpelCom signed an agreement for the indirect acquisition of a 78.0% stake in Millicom Lao, a mobile telecommunications operator with operations in the Lao PDR, from Millicom Holding B.V. (Netherlands) and Cameroon Holdings B.V. (Netherlands). The acquisition was completed on March 9, 2011 for approximately US$88.0 million (including equity, repayment of debt, repayment of shareholder loans and intra-group indebtedness).

On July 30, 2010, OJSC VimpelCom increased its ownership interest in Tacom from 80.0% to 90.0% by acquiring an additional 10.0% ownership interest for a total cash consideration of US$10.3 million.

On October 20, 2010, OJSC VimpelCom exercised its call option to acquire from Crowell 50.1% of the issued share capital of Menacrest, which is the parent company of Sky Mobile, a mobile operator in Kyrgyzstan holding GSM and 3G licenses to operate over the entire territory of Kyrgyzstan. The purchase price for the transaction was US$150.3 million, which was set off against part of the outstanding loan OJSC VimpelCom made to Crowell in 2008. For more information relating to OJSC VimpelCom’s loan to Crowell, see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities—Other Investing Activities.” The remaining 49.9% of Menacrest, over which OJSC VimpelCom has a call option, is owned by Crowell.

In October 2009, Telenor and Altimo announced an agreement to combine their respective ownership in OJSC VimpelCom and Kyivstar, under a new company called VimpelCom Ltd. We refer to the combination in this Annual Report on Form 20-F as the VimpelCom Ltd. Transaction. The combination involved a series of transactions, including the VimpelCom Ltd. Exchange Offers. In the VimpelCom Ltd. Exchange Offers, VimpelCom Ltd. offered:

•	to all holders of OJSC VimpelCom’s ADSs: one VimpelCom Ltd. ADS, or a nominal cash amount, in exchange for each OJSC VimpelCom ADS;

•	to all holders of OJSC VimpelCom common shares: twenty VimpelCom Ltd. ADSs, or a nominal cash amount, in exchange for each OJSC VimpelCom common share; and

•	to all holders of OJSC VimpelCom preferred shares: twenty VimpelCom Ltd. preferred ADSs, or a nominal cash amount, in exchange for each OJSC VimpelCom preferred share.

Completion of the VimpelCom Ltd. Exchange Offers was conditioned upon greater than 95.0% of OJSC VimpelCom shares, including those represented by ADSs, being validly tendered and not withdrawn, in addition to other conditions.

On February 9, 2010, OJSC VimpelCom’s board of directors unanimously recommended to holders of its common and preferred shares and ADSs to tender their securities to VimpelCom in the VimpelCom Ltd. Exchange Offers and elect to exchange such tendered securities for depositary receipts representing depositary shares of VimpelCom Ltd. and not to accept the nominal cash consideration alternative offered by VimpelCom Ltd. in the VimpelCom Ltd. Exchange Offers. On April 21, 2010, all conditions of the VimpelCom Ltd. Exchange Offers were satisfied, and VimpelCom Ltd. acquired approximately 98.0% of OJSC VimpelCom’s outstanding shares, including shares represented by ADSs.

Immediately following completion of the VimpelCom Ltd. Exchange Offers, subsidiaries of Telenor and Altimo caused their direct and indirect interests in 100% of Kyivstar to be transferred to VimpelCom Holdings B.V., which transfers were completed on April 23, 2010. On May 14, 2010, OJSC VimpelCom’s ADSs were delisted from the NYSE, and on June 2, 2010, its shares were excluded from the list of traded securities at the Russian Trading System.

All of OJSC VimpelCom’s shares and ADSs not tendered to VimpelCom Ltd. in the VimpelCom Ltd. Exchange Offers were subject to a squeeze-out procedure under Russian law. On May 25, 2010, VimpelCom Ltd. commenced a squeeze-out procedure to acquire all of OJSC VimpelCom’s remaining shares, including those represented by ADSs, for a cash payment of RUB 11,800 per share (which was equal to approximately US$382.18 per share at the exchange rate as of May 25, 2010). Because each of OJSC VimpelCom’s ADSs represented 1/20 of one of its shares, holders of OJSC VimpelCom’s ADSs were entitled to receive RUB 590 per ADS (which was equal to approximately US$19.11 per ADS at the exchange rate as of May 25, 2010), less any costs and expenses incurred by The Bank of New York Mellon, in its capacity as the ADS depositary, in processing the payments and converting the ruble amount it received into US dollars. The squeeze-out price was determined as the market value of OJSC VimpelCom’s shares as of February 28, 2010 by an independent Russian appraiser, in accordance with Russian law. The appraisal was supplemented with a value analysis by ZAO Deloitte and Touche CIS. VimpelCom Ltd. completed payment to OJSC VimpelCom’s minority shareholders and ADS holders on July 14, 2010 of the cash amounts to which they were entitled, and their shares were transferred to us by operation of law on August 6, 2010, making OJSC VimpelCom a wholly owned subsidiary of VimpelCom Ltd. On October 7, 2010, VimpelCom Ltd. transferred 100.0% less one share of OJSC VimpelCom to VimpelCom Holdings B.V.

On December 10, 2010, we acquired 59.0% of the shares of Comnidor, a Cyprus company, at a nominal value. On March 24, 2011, Comnidor acquired a 100.0% of the shares of LLP 2Day Telecom, a Kazakhstan entity engaged in the provision of fixed-line telecommunications services. As consideration for the acquisition, on March 24, 2011, we transferred 100.0% of the shares of our wholly owned indirect subsidiary, LLP “SA-Telcom”, a Kazakhstan entity engaged in the provision of fixed-line telecommunications services to Comnidor.

On April 15, 2011, we completed the acquisition of Wind Telecom. Wind Telecom owns 51.7% of OTH and 100% of Wind Italy. Weather, the former owner of Wind Telecom, received 325,639,827 newly-issued VimpelCom common shares, 305,000,000 newly-issued VimpelCom convertible preferred shares and US$1,495.0 million in cash. The issuance of new VimpelCom shares for the acquisition and related increase in share capital had been approved by VimpelCom shareholders at a special general meeting on March 17, 2011.

In addition, certain assets have been, and others are intended to be, demerged from the Wind Telecom group and transferred back to Weather. As a result of the Wind Telecom Transaction, VimpelCom Ltd. acquired operations of Wind Telecom in Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and indirect equity shareholding in Canadian operations. Wind Telecom’s businesses and operations are not included in the discussion of our businesses and operations that follows, except in the section entitled “—Description of the Business of Wind Telecom” below or except as otherwise indicated.

On May 4, 2011, we signed an agreement with KT Corporation and Summit Telecom Global Management B.V. (a subsidiary of Sumitomo Corporation) to acquire 99.99% of the shares of NTC, a leading mobile operator in the Primorskiy krai in the Far East super-region of Russia, with the purchase price based on an enterprise value of US$420.0 million. On June 7, 2011, we acquired 89.99% of the shares. We expect to launch a mandatory tender offer under Russian law to acquire 10.00% of the remaining outstanding shares in July 2011. We expect that the mandatory tender offer will be completed in the third quarter of 2011 and it will be followed by a squeeze out under Russian law of the remaining 0.01% of outstanding shares.

For more information on our recent acquisitions, see the sections of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends” and “—Liquidity and Capital Resources—Investing Activities.”

Our capital expenditures include purchases of new equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the noncurrent assets, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures. During 2010, our capital expenditures were approximately US$2,224.4 million, compared to approximately US$814.1 million during 2009 and approximately US$2,570.8 million during 2008. Capital expenditures increased in 2010 compared to 2009 in order to accelerate development of our networks, primarily in our Russian operations. The lower capital expenditure in 2009 compared to 2008 was mainly due to adverse economic conditions and historical traffic trends in response to which our management took a more cautious approach to capital investments and to internal targets for return on capital investments. The decline in 2009 capital expenditures in U.S. dollar reporting currency terms is also linked to the devaluation of the functional currencies of many of our subsidiaries, which made some capital expenditures in functional currencies. For more information on our principal capital investments and investing activities, including acquisitions and divestitures of interests in other companies, and method of financing, see the sections of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities” and “—Liquidity and Capital Resources—Future Liquidity and Capital Requirements.”

Organizational Structure

VimpelCom is an exempted company limited by shares registered under the Companies Act 1981 of Bermuda on June 5, 2009. It is a holding company for a number of operating subsidiaries and holding companies in various jurisdictions.

The table below sets forth our significant operating subsidiaries, including those subsidiaries that hold our principal telecommunications licenses, and our percentage ownership interest, both direct and indirect, in each subsidiary as of June 15, 2011. Our percentage ownership interest is identical to our voting power in each of the subsidiaries, except for Globalive Wireless Management Corp (Wind Mobile), where we hold a 65.08% of the outstanding shares and 32.02% of the voting rights. In addition to the subsidiaries listed below, we have other operating subsidiaries, which licenses are described below.

Subsidiary	Country of Incorporation	Percentage Ownership Interest
OJSC VimpelCom	Russia	100%
“Kyivstar” PJSC	Ukraine	100%(1)
LLP “KaR-Tel”	Kazakhstan	75.0%(2)
LLC “Tacom”	Tajikistan	90.0%(3)
CJSC “Ukrainian RadioSystems”	Ukraine	100%(4)
LLC “Golden Telecom”	Ukraine	100%(5)
LLC “Unitel”	Uzbekistan	100%(6)
LLC “Mobitel”	Georgia	51.0%(7)
CJSC “ArmenTel”	Armenia	100%
“Sotelco” Ltd.	Cambodia	90.0%(8)
LLC “Sky Mobile”	Kyrgyzstan	50.1%(9)
Millicom Lao Co., Ltd.	Lao PDR	78.0%(10)
Wind Telecomunicazioni S.p.A.	Italy	100%(11)
Orascom Telecom Algérie s.p.a.	Algeria	96.81%(12)
Pakistan Mobile Communications Limited	Pakistan	100%(12)
Orascom Telecom Bangladesh Limited	Bangladesh	100%(12)
Globalive Wireless Management Corp.	Canada	65.08%(13)

(1)	Indirect ownership through our wholly owned Dutch subsidiaries.
(2)	Indirect ownership through OJSC VimpelCom, VimpelCom Finance B.V. (Netherlands) and Limnotex (Cyprus).
(3)	Indirect ownership through OJSC VimpelCom,VimpelCom Finance B.V. (Netherlands) and VimpelCom (BVI) Limited.
(4)	Indirect ownership through OJSC VimpelCom and its five direct wholly owned Cypriot subsidiaries.
(5)	Indirect ownership through OJSC VimpelCom, Golden Telecom Inc. (Delaware) and its subsidiaries.
(6)	Indirect ownership through OJSC VimpelCom, and its direct wholly owned subsidiaries in Netherlands and BVI.
(7)	Indirect ownership through OJSC VimpelCom and its direct wholly owned subsidiary in BVI.
(8)	Indirect ownership through OJSC VimpelCom and its subsidiaries in Cyprus and BVI.
(9)	Indirect ownership through OJSC VimpelCom and its subsidiary in Cyprus.
(10)	Indirect ownership through OJSC VimpelCom and its subsidiaries in Cyprus and the Netherlands.
(11)	Indirect ownership through Wind Telecom and its direct wholly owned subsidiary in Italy.
(12)	Indirect ownership through Wind Telecom, OTH and their wholly owned Maltese subsidiaries.
(13)	Indirect ownership through Wind Telecom, OTH and their Canadian subsidiary.

Strategy

VimpelCom Ltd. strives to create shareholder value by focusing on three core priorities: driving value capture in the mature voice business in core markets, emerging as a leader from the transition to a data-centric world and selectively building scale. Within each of these broad priorities we pursue specific objectives:

•	Drive value capture in the mature voice business in core markets.

•

We recognize that our industry is one where the prices of the traditional products and services that we provide are generally falling over time, despite price elasticity being significantly below one. In contrast, many of the costs of delivering these products and services experience significant inflationary pressures. To address this imbalance, we continuously focus on cost efficiency, especially minimizing business support costs. We also design our go-to-market actions thoughtfully, with the dual ambition of ensuring that we remain a highly attractive choice for consumers at all times, while at the same time promoting responsible industry conduct.

•

We also see that the telecommunications market is highly heterogeneous, consisting of a significant number of sub-segments with partially unique needs. Therefore, we selectively, but aggressively, attack underserved B2C (consumer) and B2B (business) sub-segments, especially in areas where we can leverage the fact that we have both fixed and mobile assets or where our international footprint can be a source of competitive advantage.

•

We believe that the shift away from the traditional voice- and SMS-centric telephone company world and towards a data-centric world is fundamental and we therefore carefully scrutinize any investment in legacy infrastructure that does not also support our future data business, while ensuring that we remain able to deliver a set of core traditional telephone company services that fully meet customer expectations.

•	Emerge as leader from the transition to a data-centric world.

•

We are convinced that the move towards a data-centric world is the single biggest industry change that our core mobile business has experienced so far. We also see that a key success factor over the coming few years for any telecommunications operator with a significant mobile business will be to manage pricing approaches well. We therefore spend considerable time and effort to ensure that we offer a pro-active and customer-centric transition from legacy voice pricing to data-centric pricing, with the ambition to retain and ultimately grow ARPUs.

•

We see that data offerings are already becoming a significant operator decision parameter for certain customer segments, and we expect this trend to broaden further. To ensure that we are the natural consumer choice in the data-centric world we aim to provide the best “value-for-money” data product portfolio while staying highly price-competitive at all times.

•

We clearly recognize that a data network is more complex to manage than a voice network and that the optimization potential in a data network is significant. We therefore aim to drive smart cost efficiency in technology investments, including traffic management and off-loading as well as content compression.

•	Selectively build scale.

•

Any future acquisitions will be consistent with our group’s belief that international scale, and to a certain extent also market maturity-level portfolio diversification, can create shareholder value. We also understand very clearly that the attractiveness of any deal is going to be highly dependent on our ability to realize significant synergies and one of our core focuses in any deal will therefore be to aggressively identify and capture synergies, whether they come from enhanced leverage in procurement, staff redundancies or best-practice sharing between markets at different stages of development.

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities in the Russian, Ukrainian and CIS mobile, fixed-line and broadband telecommunications markets. We seek to differentiate ourselves from our competitors by providing innovative products, high-quality mobile, fixed-line and broadband telecommunications service offerings, specialized customer care and strong, recognized brand names.

•

Recognized brand name. We market our mobile services under our “Beeline” brand name in nine countries (Russia, Kazakhstan, Uzbekistan, Armenia, Tajikistan, Georgia, Kyrgyzstan, Cambodia and Vietnam). We market our mobile services primarily under the “Kyivstar”, “Kyivstar Business”, “djuice” and “Beeline” brands in Ukraine. We established our “Beeline” brand in Russia in 1993 and launched the “Beeline” brand name in Kazakhstan in 2005, in Ukraine, Uzbekistan and Tajikistan in 2006, in Georgia in 2007, in Armenia in 2008 and in Cambodia and Vietnam in 2009. Since June 2009, Sky Mobile has been operating in Kyrgyzstan under our “Beeline” brand. Primarily as a result of our innovative marketing and brand licensing efforts, our “Beeline” brand name is among the most recognized brand names in Russia. For the past six years, the “Beeline” brand has led the “top of mind awareness” among all Russian mobile operators’ brands, according to Brand Health Tracking. In 2005 to 2008, our “Beeline” brand was named the most valuable Russian brand by Interbrand Group and it was named the second most valuable in 2010. In 2009 and 2010, the “Beeline” brand was ranked in the BrandZ Top 100 Most Powerful Global Brands by Millward Brown. In 2009, the “Beeline” brand was ranked 39th in the top 50 most valuable European brands by

Eurobrand 2009 Research, becoming the first Eastern European brand to be included in this list. At the end of 2008, we re-launched the “Beeline” brand for the business and corporate services sector in Russia and Ukraine. In the first half of 2009, we launched “Beeline” for the business and corporate services sector in Kazakhstan and Uzbekistan. We believe we have strengthened our brand position in the business and corporate services sector by providing special product and services offerings, including all products and services provided to corporate clients by Golden Telecom, such as IP Centrex, IP VPN, SLA and managed services. For the past five years, Kyivstar lead by “Brand preference” among all Ukraine mobile operators’ brands based on data from Brand Progress Tracking. Kyivstar has the highest level of reputation compared to the largest telecom companies in the world according to the Rep Track Deep Dive 2010. Djuice is the unique youth brand recognized as the most musical brand – “the expert in music” according to Brand Progress Tracking.

•

Product and service innovation. In our mobile business, we continue to seek out new products and services to provide our subscribers with faster access and easier usage to be competitive in the markets in which we operate. We continue to develop services oriented towards our prepaid consumer segment, such as allowing customers to stay connected while temporarily accruing a negative account balance and a portfolio of call completion services. We have strengthened our mobile instant messaging service through the launch of new features, made our service interoperable with competitors and we continue to grow our mobile instant messaging community successfully.

•

Pricing. Acknowledging differences in competitive situations and consumer behavior across regions, we undertake a systematic effort involving dedicated analytics and research to develop an optimal pricing structure. This pricing approach ensures that we maximize value from all segments and lets us offer different tariffs and solutions to all market segments and types of companies, including special tariff options and bundles for data access services for GPRS and 3G.

•

Data Services. We believe data services are driving market growth and we are focusing our efforts at winning this segment. We began launching 3G services in several markets in Russia in the second half of 2008, and we roll out 3G technology as frequencies are cleared and network construction in each region is completed. Our subscribers benefit from 3G service in all regions in Russia (1,084 cities and 2,100 towns/villages) as of March 31, 2011. We also offer USB modems (for GPRS and 3G use) to all customer segments.

We are one of only two mobile operators in Russia that have an agreement with Apple to sell the iPhone across Russia. Since we began selling the iPhone in September 2008, we have sold more than 400,000 iPhones. We believe that sales of iPhones will contribute to an increase in the sale of our data services.

For our business and corporate clients, we offer a wide range of data services, including mobile e-mail, mobile office and corporate Internet access.

•

Convergence. Following our acquisition of Golden Telecom, we now offer a broad portfolio of competitive services in both the fixed-line and mobile corporate data markets that are designed to match the needs of our customers.

•

Blackberry. We are one of only two carriers in Russia that are authorized by “Research in Motion” and local regulatory authorities to sell BlackBerry devices and provide BlackBerry services. In the first quarter of 2011 we extended the availability of BlackBerry Enterprise Services (“BES”) to seven Russian cities (including Novosibirsk, Ufa and Krasnoyarsk). We started providing new versions of server software and thousands of new applications. All these improvements allow us to have stronger positions in tenders where the provision of Blackberry services is a requirement. BES became the most featured solution for remote access to corporate information from smartphones and it has a very low rate of churn.

•

Mobile email. We offer corporate mobile e-mail services for devices with OS Symbian 60/80, OS Windows Mobile and OS Symbian UIQ operating systems and have begun developing new platforms with extended features, which will also support devices with OS Android operating systems. We aim to increase penetration in the Russian corporate mobile data market by expanding the platforms through which we offer mobile e-mail services.

•

M2M. Machine-to-machine (“M2M”) refers to technologies that allow both wireless and wired systems to communicate with other devices of the same ability and includes technologies that allow data transmission between remote equipment. M2M technologies are used in areas such as consumer electronics, banking, metering, security and others. The M2M market in Russia is in the early stage of development with penetration of M2M SIM cards at less than 1.0%. Experts estimate the annual Russian market growth for M2M to be 25.0-30.0% until 2015. We have launched, “M2M Control Center,” with Jasper Wireless Inc. (PaaS). This product is unique to the Russian market and its launch made us the first company in Russia to provide this service for corporate clients. MTS is the only operator who has announced that it intends to launch a product with similar functionality based on its own platform. While our competitors are active and aggressive in the Russian M2M market providing various M2M solutions to their customers, they do not have any products similar to our “M2M Control Center,” which we believe gives us a strong competitive advantage among all Russian operators. M2M Control Center allows on-line self-management of a business client’s SIM cards, giving the client control and monitoring capabilities of its SIM cards via a web-based interface. For example, business customers with M2M Control Center can receive real-time monitoring, usage statistics, on-line diagnostics, and on-line notifications on SIM card activities from SIM cards used with the customers’ remote equipment. We believe M2M Control Center can be easily integrated with our business customers’ other systems and platforms through an open application programming interface (“API”). We have also launched “M2M” Complex solutions” which will give us an opportunity to provide turn-key solutions for all segments, including fleet management, security, smart metering and others. In the beginning of 2011, we launched special M2M SIMs, which are able to operate in extreme environments (e.g., environments with high temperatures or humidity) and, because of their size, can be inserted directly into the motherboard of a device.

•	Branded handsets. In 2010, we began selling branded handsets for B2B clients. Handsets are sold as a bundle, including special price plans or year contracts.

•

Specialized customer care. We provide specialized customer service to our different subscriber segments. We believe that our ability to provide specialized customer service has helped us maintain a high level of subscriber satisfaction with our products and services and control churn. We also believe that we have provided particularly strong customer service to our corporate subscribers.

•

Broad distribution network. We have one of the largest distribution networks for mobile services in Russia with approximately 2,750 independent dealers. In addition, we have approximately 4,050 branded kiosks (branded stands) and 15,800 non-specialized independent retail outlets where Beeline contracts may be purchased. In total, we have approximately 40,900 points of sale in Russia. We also have approximately 58,340 locations in Russia where prepaid scratch cards are sold and 250,000 points where cash is collected. We own 49.9% of Euroset, with put and call arrangements for an additional 25.0% of the shares exercisable from October 2011. As of March 31, 2011, Euroset operates approximately 3,900 outlets in Russia, and we believe Euroset significantly enhances our distribution capabilities. We also have one of the largest distribution networks for mobile services in Ukraine. We have 83 partners (dealers, distributors and e-sales partners), approximately 65,000 non-specialized retail outlets, 5,000 specialized outlets, 483 monobrand sales points and approximately 56,000 e-sales points of sale. We also have approximately 65,000 locations in Ukraine where scratch cards are sold. We are also rapidly expanding our distribution in the CIS and already have approximately 26,390 points of sales throughout the CIS countries. Additionally, we are also rapidly developing our distribution in Cambodia with approximately 647 independent dealers, and already have approximately 7,011 points of sales and 15,043 locations where prepaid scratch cards are sold throughout the country.

•

Unified, sophisticated mobile network. We are able to provide uniform mobile products and services that we develop and launch on an international rather than local basis due to our centralized IT platform which operates throughout our unified mobile network system covering our license areas in Russia, Ukraine and the CIS. We believe that our level of centralization and standardization is unique in the license areas where we operate and that this gives us a competitive advantage and efficiency in developing and rolling out new services. We build our mobile networks with advanced technology from the world’s leading mobile telecommunications equipment suppliers, such as Alcatel-Lucent, Ericsson, Nokia-Siemens

Networks, and Huawei in order to provide our subscribers with high-quality, dependable networks capable of offering enhanced VAS and features. We launched our 3G network in 2008 in Russia and plan to follow the same principles of centralization that we have applied to our 2G network and building on a philosophy of a convergent 2G/3G core.

•

Extensive fixed infrastructure in Russia. With fixed telephony assets, including both long distance fiber lines and city rings, we have what we believe is one of the best high-speed fixed asset bases in Russia, which enables us to efficiently carry our own traffic and to offer data communications capacity on a wholesale basis. In addition, we believe our network capacity allows us to deliver a broader range of products at a higher speed.

Licenses

Below is a list of our licenses as of December 31, 2010.

Mobile Telecommunications Licenses

Russia

GSM Licenses. We hold GSM licenses for seven out of the eight Russian super-regions. In total, our super-regional GSM licenses cover approximately 96.0% of Russia’s population and permit us to operate a unified dual band GSM-900/1800 network.

We do not currently hold a GSM super-regional license for the Far East super-region of Russia. We currently hold GSM-1800 licenses in the following regions of the Far East super-region: Amur region, Kamchatka Krai (excluding Koryakskiy Autonomous Region), Khabarovsk Krai, Sakhalin region, Irkutsk region (GSM-900/1800) (excluding Ust-Ordynskiy Buryatskiy autonomous region, an administrative-territorial unit of special status), Koryakskiy Okrug of Kamchatka Krai (GSM-1800), Chukotskiy autonomous region (GSM 1800), Ust’-Ordynskiy Okrug of Irkutsk region (GSM-900, GSM-1800), Evreyskaya autonomous region (GSM-900, GSM-1800), Sakha Republic-Yakutiya (GSM-1800), Magadan region (GSM-1800) and Primorskiy Krai (GSM-1800).

In June 2011, we acquired 89.99% of NTC, a leading mobile operator in the Primorskiy krai within the Far East super-region of Russia. NTC holds GSM 900/1800 and intra-zone, data, channel leasing, telematic, local, cable casting and voice licenses for the Primorskiy krai. For more information regarding this acquisition, see “—History and Development” above.

In addition to the seven super-regional GSM licenses, we hold GSM licenses for the following two territories, all of which are located within the seven super-regions: Kaliningrad region, within the Northwest region; Orenburg region, within the Ural region.

3G Licenses. On April 20, 2007, the Federal Communications Agency announced that OJSC VimpelCom was awarded one of three UMTS licenses in Russia. The license was issued on May 21, 2007. Under the license terms we are required to install a total of 6,096 3G base stations throughout Russia by the end of the fifth year from the date of issuance of the license. The license expires on May 21, 2017.

For additional information relating to the risks relating to the 3G license award, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially adversely affect our business.”

Ukraine

Kyivstar holds a 900 MHz (GSM) and 1800 MHz (GSM) cellular license for operation throughout the territory of Ukraine (telecommunications services license). This license is due to expire in October 2011 and there is no assurance that it will be renewed. For information regarding the risks related to the renewal of this license, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our licenses are granted for specified periods and they may not be extended or replaced upon expiration.” Kyivstar has also obtained a range of national and regional-scale licenses for use of RFR in the referred standards (frequencies licenses). In addition, Kyivstar provides local, long-distance and international fixed telecommunications services throughout the territory of Ukraine, according to respective licenses. Kyivstar’s network covers all large and small cities and in excess of 28,000 villages, all the main national and regional roads, and a majority of the sea and river coasts of Ukraine (i.e., it covers the territory where 99.9% of Ukraine’s population lives).

OJSC VimpelCom’s subsidiaries hold a GSM-900 license that covers the entire territory of Ukraine and two GSM-1800 licenses that cover 23 of Ukraine’s 27 administrative regions (including the Kyiv Region, but excluding the City of Kyiv, the Dnipropetrovsk Region and the Odessa Region). They also hold three GSM-1800 licenses covering the territory of Ukraine, excluding the Dnipropetrovsk Region, Kharkov Region and Lviv Region.

CIS

Kazakhstan. KaR-Tel holds a national GSM-900/1800 and UMTS licenses for the entire territory of Kazakhstan.

Uzbekistan. Unitel holds national GSM-900/1800 and UMTS licenses covering the entire territory of Uzbekistan.

Armenia. ArmenTel, which provides both fixed-line and mobile services, holds GSM-900/1800 and UMTS licenses for the entire territory of Armenia.

Tajikistan. Tacom holds national GSM-900/1800 and UMTS licenses for the entire territory of Tajikistan.

Georgia. Mobitel holds GSM-1800 and E-GSM licenses for the entire territory of Georgia.

Kyrgyzstan. Sky Mobile holds national GSM-900/1800 and WCDMA/UMTS licenses for the entire territory of Kyrgyzstan.

Asia

Vietnam. GTEL-Mobile, in which we hold approximately 49.0% interest, holds a national GSM-1800 license for the entire territory of Vietnam.

Cambodia. Sotelco holds a GMS-900/1800 license for the entire territory of Cambodia.

The following tables summarize the principal terms of our licenses, including the license areas and expiration dates. We have filed or will file applications for renewal for all of our licenses that expire in 2011.

Principal Terms of our Super-Regional GSM Licenses in Russia

Expiration Date
Moscow	Apr. 28, 2013
Central and Central Black Earth	Apr. 28, 2013
North Caucasus	Apr. 28, 2013
North-West(1)	Sep. 12, 2012
Siberian	Apr. 28, 2013
Ural(2)	Nov. 14, 2012
Volga	Apr. 28, 2013

(1)	We hold a GSM license covering 10 territories of the North-West super-region, which contains certain requirements related to the licensed territories: (i) GSM-900/1800 standard for the following territories within the North-West super-region: the city of Saint Petersburg, Leningrad region; and (ii) GSM-1800 standard for the following territories within the North-West super-region: Kareliya Republic, Nenetskiy Autonomous Region, Arkhangelsk region, Vologda region, Kaliningrad region, Murmansk region, Novgorod region, Pskov region.
(2)	We hold a GSM license covering all 11 territories of the Ural super-region, which contains certain requirements related to the licensed territories: (i) GSM-900/1800 standard for the following territories within the Ural super-region: Komi Republic, Udmurtskaya Republic, Kirov region, Kurgan region, Sverdlovsk region, Yamal Nenets autonomous district, the city of

Kudymkar, Kudymkar metropolitan region, Yus’vinsky metropolitan region, Yurlinsky metropolitan region, Kochevsky metropolitan region, Kossinsky metropolitan region, Gaynsky metropolitan region of Permskiy Krai; and (ii) GSM-1800 standard for the following territories within the Ural super-region: Orenburg region, Tyumen region, Chelyabinsk region, Hanty-Mansiysky autonomous district—Yugra and Permskiy Krai (not including the city of Kudymkar, Kudymkar metropolitan region, Yus’vinsky metropolitan region, Yurlinsky metropolitan region, Kochevsky metropolitan region, Kossinsky metropolitan region and Gaynsky metropolitan region).

Principal Terms of our Territorial GSM Licenses in Russia

License Area	Expiration Date	Type of License
Amur region	Jan. 10, 2012	GSM-1800
Kamchatka Krai(1)	Jan. 10, 2012	GSM-1800
Khabarovsk Krai	Jan. 10, 2012	GSM-1800
Orenburg region	Jun 13, 2015	GSM-900/1800
Kaliningrad region	Aug. 1, 2011	GSM-900
Irkutsk region(2)	Sep. 13, 2011	GSM-900/1800
Sakhalin region(3)	Oct. 18, 2011	GSM-1800
Koryakskiy Okrug of Kamchatka Krai(4)	May 6, 2021	GSM-1800
Chukotskiy autonomous region(4)	May 6, 2021	GSM-1800
Ust’-Ordynskiy Okrug of Irkutsk region(4)	May 6, 2021	GSM900/1800
Evreyskaya autonomous region(4)	May 6, 2021	GSM900/1800
Sakha Republic-Yakutiya(4)	May 6, 2021	GSM-1800
Magadan region(4)	May 6, 2021	GSM-1800
Primorskiy Krai(4)	May 6, 2021	GSM-1800
Primorskiy Krai(5)	Oct. 1, 2011	GSM-900/1800

(1)	The license for Kamchatka Krai excludes Koryakskiy Autonomous Region. This license was previously held by DTI and then was re-issued to OJSC VimpelCom as a result of the merger of DTI with and into OJSC VimpelCom.
(2)	The license for the Irkutsk region (excluding Ust-Ordynskiy Buryatskiy Autonomous Region, an administrative-territorial unit of special status which is part of the Far East region) was re-issued from CSK to OJSC VimpelCom as a result of the merger of CSK with and into OJSC VimpelCom on October 30, 2008.
(3)	The license for the Sakhalin region, which is part of the Far East super-region, is held by STM.
(4)	These licenses were obtained via tenders conducted in April 2011. These licenses for all regions in the Far East super-region were obtained via tenders in April 2011 by OJSC VimpelCom.
(5)	This license for the Primorskiy Krai region, part of the Far East super-region, is held by NTC, 89.99% of which was acquired by OJSC VimpelCom in June 2011. For more information on this acquisition, see “—History and Development” above.

Principal Terms of our Mobile Licenses in Ukraine

License Area	Expiration Date	Type of License
All territory of Ukraine	October 25, 2011(1)	GSM-900

Kyiv, Odesa region, Dnipropetrovsk region, Lviv region, Kharkiv region, Zaporizhzhya region, Donetsk region, Lugansk region and the Autonomous Republic of Crimea	November 14, 2012

Sevastopol, Cherkasy region, Chernigiv region, Kherson region and Kirovograd region	May 17, 2015

Poltava region, Mykolayiv region, Vinnytsya region and Zhitomyr region	April 3, 2015

Kyiv, Kyiv region and the Autonomous Republic of Crimea	August 13, 2015

Odesa region, Cherkasy region and Rivne region	September 21, 2015

Dnipropetrovsk region, Lviv region, Kharkiv region and Zaporizhzhya region	October 17, 2015

The Autonomous Republic of Crimea, Khmelnytskyi region, Ternopil region, Zakarpattya region, Zaporizhzhya region, Mykolayiv region, Kharkiv region and Cherkasy region	December 10, 2015

Donetsk region, Sevastopol, Lugansk region, Poltava region, Ivano-Frankivsk region and Sumy region	January 17, 2016

Kirovograd region, Lugansk region and Mykolayiv region	April 9, 2016

The Autonomous Republic of Crimea, Kyiv region, Vinnytsya region, Zaporizhzhya region and Cherkasy region	June 5, 2016

License Area	Expiration Date	Type of License
Poltava region, Zhytomyr region, Volyn region, Kherson region and Luhansk region	June 17, 2016

Chernivtsi region, Zaporizhzhya region, Mykolayiv region and Zhytomyr region	September 12, 2016

Kirovograd region, Vinnytsya region, Zhytomyr region, Kherson region, Ivano-Frankivsk region, Rivne region and Zakarpattya region	December 24, 2016

Poltava region, Lugansk region, Mykolayiv region, Cherkasy region, Sumy region, Chernigiv region, Khmelnytskyi region, Ternopil region, Vinnytsya region and Volyn region	January 30, 2017

Sumy region, Rivne region, Khmelnitsk region, Ternopil region and Sevastopol	April 23, 2017

Kherson region, Lugansk region, Cherkassy region, Ivano Frankivsk region, Volyn region and Chernivtsi region	June 24, 2017

Vinnytsya region, Zhitomyr region and Chernigiv region	December 12, 2017

Chernivtsi region, Rivne region, Sumy region, Kirovograd region, Zakarpattya region, Ivano-Frankivsk region, Ternopil region and Volyn region	February 27, 2018

Chernigiv region, Kirovograd region, Sumy region, Rivne region, Khmelnytsk region, Zakarpattya region and Volyn region	May 12, 2018

Vinnytsya region, Zhytomyr region, Cherkasy region, Chernigiv region, Kherson region, Zaporizhzhya region, Sumy region, Poltava region, Rivne region, Khmelnytsk region, Ivano-Frankivsk region, Ternopil region, Volyn region and Chernivtsi region

May 19, 2018

Kyiv region, Lugansk region and Sumy region	January 9, 2023

Kyiv, Kyiv region, Dnipropetrovsk region, Zaporizhzhya region, Odesa region, Lviv region, Donetsk region, Kharkiv region, the Autonomous Republic of Crimea, Sevastopol, Poltava region, Lugansk region, Cherkasy region, Mykolayiv region, Ivano-Frankivsk region, Zakarpattya region, Kherson region, Vinnytsya region, Kirovograd region, Chernivtsi region, Ternopil region, Khmelnytsk region, Sumy region, Chernigiv region, Zhitomyr region and Rivne region

October 12, 2018

All territory of Ukraine	October 25, 2011(1)	GSM-1800 radio frequency

Kyiv	February 6, 2016

Dnipropetrovsk region and Odesa region	May 29, 2016

Kyiv, Dnipropetrovsk region, Odesa region and Lviv region	June 6, 2016

Kyiv	October 7, 2016

Dnipropetrovsk region and Odesa region	December 24, 2016

Zaporizhzhya region	January 30, 2017

Lviv region and Kharkiv region	March 20, 2017

The Autonomous Republic of Crimea and Sevastopol	June 24, 2017

Donetsk region	August 28, 2017

Zaporizhzhya region	October 31, 2017

Mykolaiv region, Odesa region, Dnipropetrovsk region, Lviv region and Kharkiv region	December 12, 2017

The Autonomous Republic of Crimea, Sevastopol, Kyiv, Dnipropetrovsk region, Odesa region, Kharkiv region and Lviv region	December 2, 2017

Kyiv region and Khmelnytskyi region	May 12, 2018

Zaporizhzhya region and Mykolayiv region	June 4, 2018

Vinnytsya region, Odesa region and Donetsk region	July 16, 2018

Kyiv region, Vinnytsya region, Zakarpattya region, Ivano-Frankivsk region, Ternopil region, Khmelnytskyi region, Zhitomyr region, Poltava region, the Autonomous Republic of Crimea and Sevastopol	February 18, 2019

License Area	Expiration Date	Type of License
Dnipropetrovsk region, Lviv region, Kharkiv region and Zaporizhzhya region	February 18, 2019

Kyiv and Odesa region	March 14, 2019

Lugansk region, Mykolayiv region, Cherkasy region, Sumy region, Chernigiv region, Volyn region, Chernivtsi region, Rivne region, Kirovograd region, Kherson region, the Autonomous Republic of Crimea and Sevastopol

June 14, 2019

Lugansk region, Cherkasy region, Sumy region, Chernigiv region, Volyn region, Chernivtsi region, Rivne region, Kirovograd region, Kherson region, Vinnytsya region, Zakarpattya region, Ivano-Frankivsk region, Ternopil region, Khmelnytskyi region, Zhitomyr region, Poltava region, Dnipropetrovsk region, Lviv region and Kharkiv region

August 16, 2019

Donetsk region	December 30, 2019

Ivano-Frankivsk region, Sumy region, Poltava region, Ternopil region, Cherkasy region, Vinnytsya region, Khmelnytsk region, Zhitomyr region, Rivne region, Kirovograd region, Volyn region, Chernigiv region, Zakarpattya region and Kyiv region

November 29, 2015

Donetsk region, Chernivtsi region, Zaporizhzhya region, Mykolayiv region, Kherson region, the Autonomous Republic of Crimea, Sevastopol and Lugansk region	May 3, 2021

Mykolayiv region, Kherson region, Zakarpattya region, the Autonomous Republic of Crimea and Sevastopol	January 25, 2022	Radio frequency licenses for radio relay communications

Cherkasy region, Kirovograd region, Mykolayiv region, Odesa region, Kyiv region, Poltava region, Dnipropetrovsk region, Kherson region, Kharkiv region and Zhytomyr region	March 18, 2016

Chernigiv region and Lugansk region	April 2, 2016

The Autonomous Republic of Crimea, Sevastopol, Ivano-Frankivsk region, Ternopil region and Rivne region	May 15, 2016

Khmelnytskyi region and Kherson region	May 29, 2016

Lugansk region	July 24, 2016

Ivano-Frankivsk region	October 7, 2016

The Autonomous Republic of Crimea	October 7, 2016

Sumy region	October 7, 2016

Lviv region	December 23, 2016

Kyiv, the Autonomous Republic of Crimea, Sevastopol, Zhytomyr region, Kirovograd region, Vinnytsya region, Poltava region, Donetsk region, Chernigiv region, Chernivtsi region, Volyn region and Zakarpattya region

December 24, 2016

Dnipropetrovsk region, Lviv region, Mykolayiv region, Cherkasy region, Sumy region, Donetsk region and Chernivtsi region	April 23, 2017

Odesa region, Dnipropetrovsk region, Lviv region, Kharkiv region and Zaporizhzhya region	August 23, 2014

Sevastopol, Kyiv region and Chernivtsi region	June 24, 2017

Kyiv region, Ivano Frankivsk region, Zakarpatskyi region and Lviv region	August 28, 2017

Chernigiv region and Lviv region	December 12, 2017

Lviv region, Kyiv, Donetsk region, Kherson region, Ivano-Frankivsk region, Dnipropetrovsk region, Zaporizhzhya region, Sumy region, Vinnytsya region, Zhytomyr region, Rivne region, Zakarpattya region and Kyiv region

January 23, 2018

License Area	Expiration Date	Type of License

Lugansk region, Zaporizhzhya region, Poltava region, Vinnytsya region, Volyn region, Kirovograd region, Rivne region, Ternopil region, Zhytomyr region, Chernivtsi region, Zakarpattya region, Odesa region, Sevastopol and the Autonomous Republic of Crimea

February 27, 2018

Mykolayiv region, Khmelnytsk region, Ternopil region and Sevastopol	May 12, 2018

Khmelnytsk region	June 4, 2018

Volyn region, Lugansk region, Ternopil region, Kharkiv region and Chernivtsi region	July 16, 2018

Kyiv, Kyiv region, Lugansk region, Lviv region, Poltava region, Volyn region, Cherkasy region and Chernigiv region	January 30, 2019

Donetsk region, Kharkiv region, Zaporizhzhya region, Vinnytsya region, Zhitomyr region, Khmelnytsk region and Rivne region	January 30, 2019

Sumy region, Poltava region, Zhitomyr region, Chernigiv region, Odesa region, Rivne region and the Autonomous Republic of Crimea	February 18, 2019

Ivano-Frankivsk region	June 14, 2019

Odesa region, Mykolayiv region, Rivne region, Khmelnytsk region, Ternopil region, Donetsk region, Lviv region, Vinnytsya region and Zakarpattya region	August 16, 2019

Kyiv region, Cherkasy region, Donetsk region, the Autonomous Republic of Crimea, Sevastopol, Chernigiv region, Lugansk region and Kharkiv region	December 30, 2019

Kyiv and Kyiv region	November 29, 2020

Kyiv, Kyiv region, Dnipropetrovsk region, Donetsk region, Odesa region, Kharkiv region, Lugansk region, Lviv region, Poltava region, Vinnytsya region, Mykolayiv region, Sumy region, Kherson region, Khmelnytsk region, Volyn region, Zakarpattya region, Ivano-Frankivsk region, Kirovograd region, Rivne region, Ternopil region, Cherkasy region, Chernigiv region, Chernivtsi region, the Autonomous Republic of Crimea and Sevastopol

December 26, 2020

Kyiv, Kyiv region, Dnipropetrovsk region, Donetsk region, Odesa region, Kharkiv region, Zaporizhzhya region, Poltava region, Zhitomyr region, Mykolayiv region, Sumy region, Kherson region, Khmelnytsk region, Zakarpattya region, Ivano-Frankivsk region, Kirovograd region, Rivne region, Ternopil region, Cherkasy region, Chernigiv region, Chernivtsi region and the Autonomous Republic of Crimea

May 18, 2016

Kyiv, Kyiv region, Kherson region, Mykolayiv region, Zaporizhzhya region, the Autonomous Republic of Crimea, Sevastopol, Lviv region, Vinnytsya region, Zhytomyr region, Ivano-Frankivsk region, Rivne region, Khmelnytsk region, Chernigiv region and Cherkasy region

July 17, 2016

Dnipropetrovsk region, Donetsk region, Odesa region, Lugansk region, Zaporizhzhya region, Lviv region, Poltava region, Rivne region, Ternopil region, Khmelnytsk region, Zakarpattya region, Ivano-Frankivsk region, Cherkasy region, Chernigiv region and Chernivtsi region

August 23, 2016

Kyiv, Kyiv region, Dnipropetrovsk region, Odesa region, Kharkiv region, Vinnytsya region, Zaporizhzhya region, Lviv region, Poltava region, Zhitomyr region, Mykolayiv region, Sumy region, Kherson region, Volyn region, Zakarpattya region, Ivano-Frankivsk region, Kirovograd region, Rivne region, Ternopil region, Chernigiv region, Cherkasy region, the Autonomous Republic of Crimea and Sevastopol

October 31, 2016

Dnipropetrovsk region, Odesa region, Poltava region, Mykolayiv region, Kherson region and Sevastopol	January 25, 2017

License Area	Expiration Date	Type of License

Lugansk region, Zaporizhzhya region, Poltava region, Zhitomyr region, Mykolayiv region, Sumy region, Kherson region, Volyn region, Zakarpattya region, Ivano-Frankivsk region, Rivne region, Ternopil region, Cherkasy region and Chernivtsi region

March 28, 2017

Kharkiv region, Lugansk region, Vinnytsya region, Sumy region, Khmelnytsk region, Zakarpattya region and Kirovograd region	June 21, 2017

Zaporizhzhya region, Lviv region, Khmelnytsk region, Kirovograd region and Chernivtsi region	September 3, 2017

Lugansk region, Sumy region and Kirovograd region	January 9, 2018

Lugansk region	July 3, 2018

Khmelnytsk region, Kharkiv region, Lugansk region and Sumy region	October 12, 2018

Kirovograd region	December 25, 2018

Odesa region, Kirovograd region and Kherson region	April 9, 2024

Rivne region, Chernivtsy region and Kherson region	August 13, 2024

Lviv region, Zakarpatya region, Ivano-Frankivsk region and Ternopil region	June 20, 2025

Mikolayv region and Kherson region	July 18, 2025

Lugansk region	September 29, 2025

Kyiv, Kyiv region and Dnipropetrovsk region	October 31, 2025

Dnipropetrovsk region	November 23, 2025

Chernivtsy region	December 21, 2025

27 regions of Ukraine (5.4 GHz. WiMax Mobile)	March 17, 2019	Radio frequency licenses for broadband radio access

27 regions of Ukraine (2.4 GHz, WiFi indoor)	June 21, 2012

Entire territory of Ukraine(1)	July 25, 2021	GSM-900

23 out of 27 regions of Ukraine(1)	October 20, 2020	GSM-1800

Kyiv region(1)	Dec. 15, 2020	GSM-1800

Entire territory of Ukraine, excluding Kyiv, Kyiv region, Dnipropetrovsk, Kharkiv and Lviv region(2)	May 18, 2021	GSM-1800

Kyiv region(2)	May 18, 2021	GSM-1800

Kyiv(2)	July 17, 2021	GSM-1800

(1)	For information regarding the risks related to the renewal of this license, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our licenses are granted for specified periods and they may not be extended or replaced upon expiration.”
(2)	License held by URS.
(3)	License held by GTU.

Principal Terms of our Mobile Licenses in the CIS

License Area	Expiration Date	Type of License	Territorial Coverage
Kazakhstan	Aug. 24, 2013	GSM-900/1800 and UMTS	Entire territory of Kazakhstan

Uzbekistan	Aug. 6, 2016	GSM-900/1800 and UMTS	Entire territory of Uzbekistan

Armenia	Mar. 3, 2013	GSM-900/1800 and UMTS	Entire territory of Armenia

Tajikistan	July 13, 2015	UMTS	Entire territory of Tajikistan

	Jun. 18, 2014	GSM-900/1800	Entire territory of Tajikistan

Georgia(1)	July 23, 2013	GSM-1800 and E-GSM	Entire territory of Georgia

Kyrgyzstan	May 30, 2016	GSM-900/1800	Entire territory of Kyrgyzstan

Kyrgyzstan	Oct. 23, 2015	UMTS	Entire territory of Kyrgyzstan

(1)	Mobitel has been granted multiple radiofrequency and numeration capacity licenses with varying issue and expiration dates. The indicated dates are the earliest date of expiration of one of the radio frequency licenses and the earliest date of expiration of one of the numeration capacity licenses.

Principal Terms of our Mobile Licenses in Asia

License Area	Expiration Date	Type of License	Territorial Coverage
Socialist Republic of Vietnam(1)	Sep. 5, 2023	GSM-1800	Entire territory of Vietnam

The Kingdom of Cambodia(2)	Jan. 3, 2042	GSM-900/1800	Entire territory of Cambodia

(1)	License is held by GTEL-Mobile, in which we hold a 48.9999% interest.
(2)	License is held by Sotelco.
(3)	License is held by Millicom Lao Co., Ltd

Fixed-line, Data and Long Distance Licenses

The tables below set forth the principal terms of the fixed-line, data and long distance licenses which are important to our operations (other than mobile operations) in Russia, Ukraine, Kazakhstan, Uzbekistan, Armenia and Tajikistan. We have filed or will file applications for renewal for all of our licenses that expire in 2011.

Principal Terms of our Fixed-Line, Data and Long Distance Licenses in Russia

License Type	Region	Expiration Date
Local Communications Services excluding local communications services using payphones and multiple access facilities	Moscow(3)	March 9, 2012
	Nizhny Novgorod(3)	March 9, 2012
	Khabarovsk(3)	October 31, 2015
	Novosibirsk(3)	March 9, 2012
	St. Petersburg(3)	March 9, 2012
	Ekaterinburg(3)	February 16, 2016
	Rostov-on-Don(3)	March 9, 2012
	Moscow(5)	August 30, 2011
	St. Petersburg(5)	May 23, 2013
	Nizhny Novgorod(1)	October 5, 2015
	Krasnodar(6)	December 31, 2014
	Krasnodar(7)	October 1, 2015
	Moscow, St. Petersburg(8)	April 28, 2016
Local Communications Services using multiple access facilities	Moscow(3)	September 21, 2011
	St. Petersburg(3)	September 21, 2011
	Novosibirsk(3)	March 9, 2012
	Nizhny Novgorod(3)	March 9, 2012
	Khabarovsk(3)	March 9, 2012
	Ekaterinburg(3)	July 20, 2015
	Rostov-on-Don(3)	March 26, 2013
	Nizhny Novgorod(1)	February 27, 2013
	Krasnodar(6)	April 18, 2013
Leased Communications Circuits Services	Moscow(3)	July 5, 2011, November 9, 2011
	St. Petersburg(3)	July 5, 2011, October 4, 2012
	Novosibirsk(3)	July 5, 2011, November 12, 2013
	Nizhny Novgorod(3)	July 5, 2011, November 12, 2013
	Rostov-on-Don(3)	July 5, 2011, November 12, 2013
	Khabarovsk(3)	July 5, 2011, October 13, 2011,
August 25, 2015
	Ekaterinburg(3)	November 12, 2013
	Moscow(5)	August 28, 2013
	St. Petersburg(5)	October 4, 2011
	Moscow(2)	July 5, 2016
	Krasnodar(6)	April 17, 2013
	Krasnodar(7)	August 18, 2013
	Moscow, St. Petersburg(8)	April 28, 2016
Voice Communications Services in Data Transmission Networks	Moscow(3)	March 15, 2016
	St. Petersburg(3)	August 1, 2012
	Novosibirsk(3)	August 1, 2012
	Ekaterinburg(3)	September 5, 2013
	Nizhny Novgorod(3)	August 1, 2012

License Type	Region	Expiration Date
	Rostov-on-Don(3)	August 1, 2012
	Khabarovsk(3)	April 18, 2013
	Nizhny Novgorod(1)	January 27, 2016
	Moscow(2)	May 25, 2016
	Moscow(4)	January 23, 2012
	Krasnodar(6)	April 18, 2013
	St. Petersburg(8)	April 16, 2012
International and National Communications Services

Russian Federation(3)

Moscow(3)

St. Petersburg(3)

Novosibirsk(3)

Nizhny Novgorod(3)

Rostov-on-Don(3)

Khabarovsk(3)

Ekaterinburg(3)

Moscow(5), St. Petersburg(5)

Nizhny Novgorod(1)

Moscow(4)

Moscow(2)

Krasnodar(6)

Krasnodar(7)

December 13, 2012

April 26, 2016

August 1, 2012

August 1, 2012

August 1, 2012

August 1, 2012

June 26, 2012

September 5, 2013

November 21, 2015

December 23, 2015

January 23, 2012

July 5, 2016

November 17, 2011

September 14, 2015

Telematic Services

Intra-zonal Communications Services	Moscow(3)	February 16, 2016, November 24, 2011
	St. Petersburg(3)	February 16, 2016
	Novosibirsk(3)	February 16, 2016
	Ekaterinburg(3)	February 16, 2016
	Nizhny Novgorod(3)	February 16, 2016
	Rostov-on-Don(3)	February 16, 2016
	Khabarovsk(3)	February 16, 2016
	Nizhny Novgorod(1)	October 5, 2015
	Krasnodar(6)	December 12, 2015
Data Transmission Services	Moscow(3)	April 26, 2016
	St. Petersburg(3)	August 1, 2012
	Ekaterinburg(3)	September 5, 2013
	Novosibirsk(3)	August 1, 2012
	Nizhny Novgorod(3)	August 1, 2012
	Rostov-on-Don(3)	August 1, 2012
	Khabarovsk(3)	September 14, 2015
	Moscow(5), St. Petersburg(5)	April 17, 2014
	Nizhny Novgorod(1)	December 23, 2015
	Moscow(4)	January 23, 2012
	Moscow(2)	July 5, 2016
	Krasnodar(6)	April 17, 2013
	Krasnodar(7)	September 14, 2015
	Moscow, St. Petersburg(8)	April 28, 2016
Communications Services for the Purposes of Cable Broadcasting	Moscow(3)	December 6, 2012
	St. Petersburg(3)	December 6, 2012
	Novosibirsk(3)	December 6, 2012
	Ekaterinburg(3)	December 6, 2012
	Nizhny Novgorod(3)	December 6, 2012
	Rostov-on-Don(3)	December 6, 2012
	Khabarovsk(3)	December 6, 2012
	Krasnodar(6)	August 27, 2011
Communications Services for the Purposes of TV Broadcasting	Moscow(4)	June 19, 2011
	Krasnodar(6)	September 14, 2011

(1)	These licenses are held by Limited Liability Company Agentstvo Delovoi Svyazi.
(2)	These licenses are held by Limited Liability Company Dicom.

(3)	These licenses were previously held by Sovintel and Investelectrosvyaz; now they are held by OJSC VimpelCom. On November 24, 2010, Sovintel and Investelectrosvyaz (into which Cortec was merged) merged with and into OJSC VimpelCom. In December 2010, OJSC VimpelCom filed applications with the relevant authorities to re-issue to it the licenses that were previously held by Sovintel and Investelectrosvyaz. To date, all necessary licenses and frequencies have been issued.
(4)	These licenses are held by Limited Liability Company Dominanta.
(5)	These licenses are held by Closed Joint Stock Company Rascom.
(6)	These licenses are held by Limited Liability Company Kubtelekom.
(7)	These licenses are held by Closed Joint Stock Company Kubintersvyaz.
(8)	These licenses are held by Closed Joint Stock Company Eltel.

Principal Terms of our Fixed-Line, Data and Long Distance Licenses in Ukraine

License Type	Region	Expiration Date
International communication	All territory of Ukraine(3)	August 18, 2019
Long-distance communication	All territory of Ukraine	August 18, 2019
Local communication	All territory of Ukraine	August 29, 2015

Principal Terms of our Fixed-Line, Data and Long Distance Licenses in the CIS

License Type		Region	Expiration Date
Local Communication Services		Ukraine (excluding Kyiv, Kyiv Region, Odessa, Odessa Region)(1)	October 29, 2013
	DECT(2)	Ukraine (Kyiv, Odessa, Odessa Region, Dnipropetrovsk, Dnipropetrovsk Region, Lviv, Lviv Region)(1)	September 20, 2015
	DECT	Ukraine (Kyiv Region, Donetsk, Donetsk Region, Zaporozhye, Zaporozhye Region, Kharkov, Kharkov Region)(1)	November 17, 2015
		Ukraine (Ivano-Frankovsk, Ivano-Frankovsk Region)(9)	January 12, 2019
		Uzbekistan(3)	July 4, 2011
		Kazakhstan (Alma-aty and Alma-aty Region, Atyrau and Atyrau Region, Astana, Akmolinskaya Region)(4)	Unlimited
		Kazakhstan (Alma-aty, Alma-aty Region)(10)	Unlimited
		Ukraine (Kyiv, Kyiv Region, Odessa Region)(1)	October 12, 2012
		Armenia(7)	March 3, 2013
		Kyrgyzstan(13)	April 20, 2017
		Tajikistan(8)	February 16, 2016
International and National Communications Services	IP	Ukraine(5)	December 30, 2019
		Ukraine(5)	February 3, 2011
		Armenia(7)	March 3, 2013
		Uzbekistan(6)	January 15, 2015
		Uzbekistan(11)	March 28, 2026
		Uzbekistan(11)	April 24, 2026
		Ukraine(1)	October 14, 2015
		Ukraine (Kyiv, Odessa, Odessa Region, Donetsk, Donetsk Region, Kharkov, Kharkov Region, Lviv, Lviv Region, Dnipropetrovsk, Dnipropetrovsk Region)(1)	December 31, 2013
		Ukraine (excluding Kyiv, Odessa, Odessa Region, Donetsk, Donetsk Region, Kharkov, Kharkov Region, Lviv, Lviv Region, Dnipropetrovsk, Dnipropetrovsk Region)(1)	January 28, 2014
		Kyrgyzstan(13)	May 30, 2016
		Tajikistan(8)	August 11, 2011
		Tajikistan(8)	September 27, 2012
Telematic Services		Tajikistan(8)	July 24, 2012

License Type	Region	Expiration Date
Data Transmission Services	Kyrgyzstan(13)	August 4, 2011
	Uzbekistan(3)	August 29, 2011
	Uzbekistan(11)	July 22, 2015
	Kazakhstan(4)(10)(12)	Unlimited
	Tajikistan(8)	December 9, 2015
	Kyrgyzstan(13)	May 30, 2016
Communications Services for the Purposes of Cable IPTV	Ukraine (Kyiv)(1)	May 18, 2017
Broadcasting Communications Services for the Purpose of Radio & TV Broadcasting	Ukraine (Kyiv, Dnipropetrovsk, Odessa, Zaporozhye, Lviv, Kharkov)(1)	December 12, 2011

(1)	These licenses are held by Golden Telecom LLC (Ukraine), or GTU.
(2)	Digital Enhanced Cordless Telecommunications, or DECT.
(3)	These licenses are held by Buzton, LLC.
(4)	These licenses are held by SA-Telcom LLC.
(5)	This license is held by URS.
(6)	Buzton holds two licenses in this region, both of which expire on the same date.
(7)	These licenses are held by ArmenTel.
(8)	These licenses are held by Tacom.
(9)	These licenses are held by TTK.
(10)	This license is held by TNS-Plus.
(11)	These licenses are held by Unitel.
(12)	These licenses are held by KaR-Tel.
(13)	These licenses are held by Sky Mobile.

Principal Terms of our Fixed-Line, Data and Long Distance Licenses in Asia

License Type	Region	Expiration Date
Voice Over Internet Protocol Services (including Internet services)	The Kingdom of Cambodia(1)	January 3, 2042
Fixed Wireless Local Loop License	The Kingdom of Cambodia(1)	November 29, 2040

(1)	License is held by Sotelco

For more information on the risks related to access to local and long distance services, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our ability to provide telecommunications services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.” For more information on licensing regulations and other risks related to our licenses, please see the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business” and “—Regulation of Telecommunications.”

Competition - Mobile Services

As of December 31, 2010, our company provided mobile telecommunications services in Russia, Ukraine, Kazakhstan, Uzbekistan, Armenia, Tajikistan, Georgia, Kyrgyzstan, Cambodia and Vietnam. The following table provides a breakdown of our total number of mobile subscribers and the estimated mobile penetration rates in each of our geographic areas of operation for each of the three financial years ending on December 31, 2010.

	Years Ended December 31,
	2010	2009	2008
End of period mobile subscribers:
Russia	52,020,000	50,886,127	47,676,844
Ukraine	24,389,838	2,004,729	2,052,493
Kazakhstan	6,867,000	6,135,275	6,269,927
Uzbekistan	4,821,700	3,514,516	3,636,243

Armenia	672,300	545,201	544,271
Tajikistan	786,600	743,140	624,624
Georgia	560,200	399,161	225,055
Kyrgyzstan	1,904,300	—	—
Cambodia	651,000	367,474	—
Total	92,672,938	64,595,623	61,029,457
Mobile penetration rate:*
Russia	157.3%	148.7%	132.3%
Ukraine	110.3%	120.6%	120.8%
Kazakhstan	109.3%	105.6%	92.7%
Uzbekistan	75.1%	58.4%	45.3%
Armenia	119.3%	87.5%	79.3%
Tajikistan	77.4%	61.8%	47.5%
Georgia	105.1%	90.2%	83.5%
Kyrgyzstan	90.1%	n/a	n/a
Cambodia	58.8%	36.3%	n/a

*	See Notes (1)-(3) of the selected industry operating data table in the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—A. Selected Financial Data—Selected Operating Data.”

The Russian Mobile Telecommunications Market

The Russian mobile telecommunications industry has grown rapidly over the past decade as a result of increased demand by individuals and newly created private businesses. Increased demand for mobile telecommunications services is largely due to the expansion of the Russian economy and a corresponding increase in disposable income; declining tariffs and costs of handsets and accessories, which have made mobile telecommunications services more affordable to the mass market subscriber segment; advertising, marketing and distribution activities, which have led to increased public awareness of, and access to, the mobile telecommunications market; and improved service quality and coverage.

The table below indicates the estimated number of mobile subscribers, mobile penetration rates and annual subscriber growth rates in Russia.

Period	Subscribers(1)	Penetration Rate(2)	Annual Subscriber Growth
As of December 31, 2010	220,384,130	157.3%	5.3%
As of December 31, 2009	209,206,000	148.7%	11.4%
As of December 31, 2008	187,830,000	132.3%	8.7%

(1)	Estimates for 2009-2010 were provided by Informa Telecoms & Media (© 2010 Informa Telecoms & Media, © 2011 Informa Telecoms & Media). Estimates for 2008 were provided by AC&M Consulting.
(2)

Penetration rates for 2009-2010 were provided by Informa Telecoms & Media (© 2010 Informa Telecoms & Media, © 2011 Informa Telecoms & Media). Penetration rates for 2008 were calculated by dividing the total estimated number of mobile subscribers by the total estimated population in Russia published by the Interstate Statistical Committee of the CIS as of the end of the relevant period.

The Russian mobile telecommunications market is highly concentrated. Industry analysts estimate that the top three mobile operators, MTS, MegaFon and OJSC VimpelCom, collectively held approximately 81.7% of the mobile market in Russia as of December 31, 2010 (according to Informa Telecoms & Media). Competition for subscribers in Russia is intense and we expect competition to increase in the future as a result of greater market penetration, consolidation in the industry, the growth of current operators and new technologies, products and services. As a result of increased competition, mobile providers are utilizing new marketing efforts, including aggressive price promotions, to retain existing subscribers and attract new ones.

We compete with at least one other mobile operator in each of our license areas, and in many license areas we compete with two or more mobile operators. Competition is based primarily on local tariff prices, network coverage, quality of service, the level of customer service provided, brand identity and the range of value-added and other subscriber services offered.

The following table shows our and our primary mobile competitors’ respective subscriber numbers in Russia as of December 31, 2010:

Operator	Subscribers in Russia
MTS	71,450,000
MegaFon	56,600,000
OJSC VimpelCom	52,020,000
Tele2	18,438,000
Rostelecom	10,306,350
SMARTS	2,424,100

Source: Informa Telecoms & Media (© 2011 Informa Telecoms & Media) for all companies other than OJSC VimpelCom.

MTS. One of our primary competitors in Russia is MTS. According to Informa Telecoms & Media, as of December 31, 2010, MTS had approximately 71.5 million subscribers in Russia, representing a market share of 32.4%. It has a greater share of the high value subscriber market and more frequency allocations than we do, which provides MTS with a potential advantage in the quality of its GSM-900/1800 service. MTS reports that it holds licenses to operate mobile networks in almost all of the regions in Russia.

MegaFon. In addition to MTS, we also compete with MegaFon, the second largest mobile operator in Russia in terms of the number of subscribers. According to Informa Telecoms & Media, as of December 31, 2010, MegaFon had approximately 56.6 million subscribers, representing a market share of 25.7%. MegaFon holds GSM-900/1800 licenses to operate in all regions of Russia. In 2003, a member of the Alfa Group acquired CT Mobile, which owns approximately 25.1% of MegaFon’s common stock. For more information on the Alfa Group’s ownership interest in MegaFon, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our competitors may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders, potentially giving them a substantial competitive advantage over us.”

Tele2. Tele2 has been operating in Russia since 2003 and is now considered to be a significant player in the Russian telecommunications market. According to Informa Telecoms & Media, as of December 31, 2010, Tele2 had approximately 18.4 million subscribers, respectively, representing a market share of 8.4%. It currently provides GSM mobile services in 35 regions of Russia, including St. Petersburg, Leningrad, Arkhangelsk, Belgorod, Bryansk, Vladimir, Vologda, Voronezh, Kaliningrad, Kaluga, Kemerovo, Kirov, Kostroma, Kursk, Lipetsk, Murmansk, Nizhny Novgorod, Novgorod, Novosibirsk, Omsk, Orel, Pskov, Rostov, Ryazan, Smolensk, Tambov, Tver, Tomsk, Tula, and Chelyabinsk, as well as the Krasnodar Territory and the republics of Adygei, Komi, Udmurtia and Karelia.

Rostelecom. The Russian government recently completed the restructuring of Rostelecom, a subsidiary of Svyazinvest, the state-controlled telecommunications company, by means of a merger of Svyazinvest’s regional subsidiary telecommunications operators into Rostelecom. These subsidiaries include, among others, Uralsvyazinform, Volgatelecom and Sibirtelecom. Svyazinvest group also owns 100% of SkyLink, a mobile data and voice operator. We compete with Rostelecom in the Ural super-region.

Other competitors in Russia. In addition to MTS and MegaFon, which operate in all of the regions where we operate, and Tele2, we compete with a number of local telecommunications companies. For example, we compete with Closed Joint Stock Company “Middle Volga Interregional Association of Radio and Telecommunication Systems” (“SMARTS”), a company that holds licenses, either directly or indirectly through joint ventures, for GSM-900 or -1800 networks in the Volga license area, certain parts of the Central and Central Black Earth license area, the Ural license area and the North Caucasus license area.

The Ukrainian mobile telecommunications market

By the fourth quarter of 2006, the growth of Ukraine’s mobile market slowed and, as a result, mobile operators became more competitive and introduced new, higher quality services and retention policies aimed at maintaining subscribers rather than attracting new ones. New services included broadband, downloaded content (music, entertainment and games), news and other information services and related content. Although basic voice communication services remain a key driver for telecom revenue growth, the share of growth provided by value added services is increasing quickly. Access to mobile Internet is becoming increasingly popular.

Despite repeated requests from the leading Ukrainian operators, including Kyivstar, 3G launch in Ukraine had been blocked by the Ukrainian regulators until 2005, when the Ukrainian government issued its first and only 3G license to Ukrtelecom, Ukraine’s state-owned fixed-line operator. Kyivstar, MTS and Astelit were refused 3G licenses by the Ukrainian government in 2006. The Ukrainian government subsequently announced plans to hold a tender to auction one 3G license. However, the proposed auction has been postponed indefinitely.

According to Informa Telecoms & Media, as of December 31, 2010, there were approximately 50.0 million subscribers in Ukraine, representing a penetration rate of approximately 110.3%. There are currently four mobile operators with national coverage in Ukraine: Kyivstar, JSC “Ukrainian Mobile Communications,” or MTS-Ukraine (which has been renamed Mobile Telesystems—Ukraine), LLC Astelit and URS. Kyivstar and URS are in the process of being unified under the brand Kyivstar as a result of the VimpelCom Ltd. Transaction, which will leave three major competitors in Ukraine: Kyivstar (including URS), Mobile Telesystems—Ukraine and LLC Astelit.

The following table shows our and our primary mobile competitors’ respective subscribers in Ukraine as of December 31, 2010:

Operator	Subscribers
VimpelCom (Kyivstar and URS)	24,389,838
MTS-Ukraine	18,240,000
Astelit	6,100,000

Source: Informa Telecoms & Media (© 2011 Informa Telecoms & Media) for all companies apart from Kyivstar and URS.

Kyivstar, URS and MTS-Ukraine. Currently, Kyivstar and URS have joint activity in Ukraine as a result of the VimpelCom Ltd. Transaction following which Kyivstar became our wholly owned subsidiary. For more information about the integration of the URS and Kyivstar businesses, see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends.” According to Informa Telecoms & Media, the combined market share for Kyivstar and URS in Ukraine as of December 31, 2010 was 48.8%. Kyivstar and URS compete primarily with MTS-Ukraine which had a market share of 36.5% as of December 31, 2010. MTS-Ukraine, which is 100.0% owned by MTS, was the first mobile operator in Ukraine and operates a GSM-900/1800 network in Ukraine. MTS-Ukraine also received a CDMA-450 license in 2006. Kyivstar operates a dual-band GSM-900/1800 network covering more than 95.0% of Ukraine’s population.

Other competitors in Ukraine. We also compete with Astelit, which operates throughout Ukraine and, according to Informa Telecoms & Media, had approximately 6.1 million subscribers as of December 31, 2010, representing a market share of 12.2%. We also compete with Ukrtelecom, the incumbent telecommunications operator in Ukraine, which was awarded the country’s only 3G license in 2005 and launched 3G service under the Utel brand in November 2007.

The Kazakh Mobile Telecommunications Market

According to Informa Telecoms & Media, there were approximately 17.3 million subscribers in Kazakhstan as of December 31, 2010, representing a penetration rate of approximately 109.3%.

The following table shows our and our primary mobile competitors’ respective subscriber numbers in Kazakhstan as of December 31, 2010:

Operator	Subscribers
GSM Kazakhstan	8,921,000
VimpelCom (KaR-Tel)	6,867,000
AlTel	1,299,600
Mobile Telecom Service	332,000

Source: Informa Telecoms & Media (© 2011 Informa Telecoms & Media) Informa Telecoms & Media for all companies apart from KaR-Tel.

GSM Kazakhstan LLP. Currently, KaR-Tel’s only major GSM competitor in Kazakhstan is GSM Kazakhstan, which markets its services under the “K-Cell” and “Activ” brand names. According to Informa Telecoms & Media, as of December 31, 2010, GSM Kazakhstan had approximately 8.9 million subscribers, representing a market share of 51.6%. GSM Kazakhstan is 49.0% owned by JSC Kazakhtelecom, the national telecommunications provider in Kazakhstan, and 51.0% owned by Fintur Holdings BV. Fintur Holdings is 58.6% owned by TeliaSonera and 41.5% owned by Turkcell (TeliaSonera has a 37.3% ownership interest in Turkcell).

Other competitors in Kazakhstan. KaR-Tel also competes in Kazakhstan with JSC AlTel (owned 100.0% by Kazakhtelecom and operating under the “Dalacom” and “PATHWORD” brand names) and Mobile Telecom Services LLP (operating under the “NEO” brand name and 51.0% owned by Tele2). AlTel is the oldest mobile services provider in Kazakhstan. AlTel operates a code division multiple access, or CDMA, 2000-1x network, a digital network launched by AlTel in 2003 in order to compete with KaR-Tel and GSM Kazakhstan LLP, which had each been issued GSM licenses in Kazakhstan at that time. Mobile Telecom Services launched commercial GSM operations in 2007. On March 17, 2010 the European operator Tele2 announced the completed purchase of a 51.0% stake in Mobile Telecom Services.

The Uzbek Mobile Telecommunications Market

According to Informa Telecoms & Media, as of December 31, 2010, there were approximately 21.0 million subscribers in Uzbekistan, representing a penetration rate of approximately 75.1%.

The following table shows our and our primary mobile competitors’ respective subscribers in Uzbekistan as of December 31, 2010:

Operator	Subscribers
MTS-Uzbekistan	8,790,000
VimpelCom (Unitel)	4,821,700
Ucell	6,832,000
Perfectum Mobile	106,300
UzbekMobile	445,500

Source: Informa Telecoms & Media (© 2011 Informa Telecoms & Media) for all companies apart from Unitel.

MTS-Uzbekistan. According to Informa Telecoms & Media, as of December 31, 2010, MTS-Uzbekistan had approximately 8.8 million subscribers, representing a market share of 41.9%. MTS-Uzbekistan is 100.0% owned by MTS and operates a GSM-900/1800 network.

UCell. According to Informa Telecoms & Media, as of December 31, 2010, UCell had approximately 6.8 million subscribers, representing a market share of 32.5%. UCell is 74.0% owned by TeliaSonera and 26.0% owned by a local Uzbek company. It operates GSM-900/1800 and 3G networks. Prior to its re-branding in 2008, UCell operated under the COSCOM brand.

Other competitors in Uzbekistan. Unitel also competes with smaller operators UzbekMobile and Perfectum Mobile.

The Armenian Mobile Telecommunications Market

According to Informa Telecoms & Media, as of December 31, 2010, there were approximately 3.7 million subscribers in Armenia, representing a penetration rate of approximately 119.3%.

The following table shows our and our primary mobile competitor’s respective subscribers in Armenia as of December 31, 2010:

Operator	Subscribers
K-Telecom	2,460,000
VimpelCom (ArmenTel)	672,300
Orange Armenia	564,000

Source: Informa Telecoms & Media (© 2011 Informa Telecoms & Media) for all companies apart from ArmenTel.

K-Telecom (VivaCell-MTS). According to Informa Telecoms & Media, as of December 31, 2010, K-Telecom had approximately 2.5 million subscribers, representing a market share of 66.6%. K-Telecom was the second mobile operator to enter the telecommunications market in Armenia and has licenses for standard GSM-900/1800 through the end of 2019. K-Telecom is 80.0% owned by MTS and 20.0% owned by the Lebanese investment group Fattouch Group.

The Tajik Mobile Telecommunications Market

According to Informa Telecoms & Media, as of December 31, 2010, there were approximately 5.5 million subscribers in Tajikistan, representing a penetration rate of approximately 77.4%.

The following table shows our and our primary mobile competitors’ respective subscribers in Tajikistan as of December 31, 2010:

Operator	Subscribers
Babilon Mobile	2,053,300
Indigo	1,723,000
VimpelCom (Tacom)	786,600
TK Mobile	792,150
TT-Mobile	478,400

Source: Informa Telecoms & Media (© 2011 Informa Telecoms & Media) for all companies apart from Tacom.

Babilon Mobile. According to Informa Telecoms & Media, as of December 31, 2010, Babilon Mobile had approximately 2.1 million subscribers, representing a market share of 37.1%. Babilon has a national GSM-900/1800 license and a 3G license.

Indigo (T-Cell). According to Informa Telecoms & Media, as of December 31, 2010, Indigo had approximately 1.7 million subscribers, representing a market share of 31.1%. Indigo consists of two companies: “Indigo-Tajikistan” and “Somoncom”, both of which hold GSM-900/1800 and 3G licenses. 3G services have been rolled out. In early 2010, Indigo underwent a rebranding campaign. TeliaSonera owns 59.4% of Somoncom and 60.0% of Indigo Tajikistan.

Other competitors in Tajikistan. Tacom also competes with TT-Mobile (brand MLT/Megafon), which holds GMS-900/1800 and 3G licenses, and TK Mobile, which holds a CDMA-2000 1X license.

The Georgian Mobile Telecommunications Market

According to Informa Telecoms & Media, as of December 31, 2010, there were approximately 4.4 million subscribers in Georgia, representing a penetration rate of approximately 105.1%.

The following table shows our and our primary mobile competitors’ respective subscribers in Georgia as of December 31, 2010:

Operator	Subscribers
Magticom	1,474,900
Geocell	2,044,000
VimpelCom (Mobitel)	560,200
Aquafone	211,600
A-Mobile	114,800

Source: Informa Telecoms & Media (© 2011 Informa Telecoms & Media) for all companies apart from Mobitel.

Magticom. According to Informa Telecoms & Media, as of December 31, 2010, Magticom had approximately 1.5 million subscribers, representing a market share of 33.4%. Magticom markets its services under the “Magti”, “Bani” and “Bali” brand names. Magticom’s network covers approximately 99.0% of Georgia’s population.

Geocell. According to Informa Telecoms & Media, as of December 31, 2010, Geocell LLC had approximately 2.0 million subscribers, representing a market share of approximately 46.2%. Geocell markets its business under the “Geocell” and “Lai Lai” brand names. Geocell holds a UMTS 3G license and 97.5% is owned by Fintur Holdings.

Aquafone. According to Informa Telecoms & Media, as of December 31, 2010, Aquafone CJSC had approximately 0.2 million subscribers, representing market share of approximately 4.8%. Aquafone launched commercial services in 2003. MegaFon owns 51.0% of Aquafone. Aquafone operates GSM-900/1800 and 3G networks, which cover approximately 90.0% of the Abkhazia territory of Georgia.

A-Mobile. According to Informa Telecoms & Media, as of December 31, 2010, A-Mobile LLC had approximately 0.1 million subscribers, representing a market share of approximately 2.6% A-Mobile launched commercial services in 2006 and it operates GSM-900/1800, CDMA and UMTS networks. The coverage of the network is approximately 95.0% of Abkhazia territory.

The Kyrgyz Mobile Telecommunications Market

According to Informa Telecoms & Media, as of December 31, 2010, there were approximately 5.0 million subscribers in Kyrgyzstan, representing a penetration rate of approximately 90.1%.

The following table shows our and our primary mobile competitors’ respective subscribers in Kyrgyzstan as of December 31, 2010:

Operator	Subscribers
Alfa Telecom (Megacom)	2,345,900
VimpelCom (Sky Mobile)	1,904,300
AkTel	628,000
Nur Telecom	5,000

Source: Informa Telecoms & Media (© 2011 Informa Telecoms & Media) for all companies apart from Sky Mobile.

Alfa Telecom (Megacom). Currently, Sky Mobile’s major GSM competitor in Kyrgyzstan is Alfa Telecom, which markets its services under the “Megacom” brand name and operates a GSM-900/1800 network. It also holds a 3G license. According to Informa Telecoms & Media, as of December 31, 2010, Alfa Telecom had approximately 2.3 million subscribers, representing a market share of 46.7%. Alfa Telecom is 49.0% owned by the Kyrgyz government and 51.0% owned by Eventis Telecom Holdings Ltd.

Aktel. Aktel operates under the “Fonex” brand name. According to Informa Telecoms & Media, it is the largest CDMA operator in Kyrgyzstan. It also holds a 3G license. Aktel is owned by Seimar Alliance Financial Corporation.

Nur Telecom LLC. Nur Telecom markets its services under the “O!” brand name and operates a GSM 900/1800 network. Nur Telecom is owned by Visor Holding TOO.

The Cambodian Mobile Telecommunications Market

According to Informa Telecoms & Media, as of December 31, 2010, there were approximately 8.9 million subscribers in Cambodia, representing a penetration rate of approximately 58.8%. The following table shows our and our primary mobile competitors’ respective subscribers in Cambodia as of December 31, 2010:

Operator	Subscribers
CamGSM	3,018,000
Viettel Cambodia	2,670,000
Mfone	723,800
Hello Axiata Cambodia	930,000
VimpelCom (Sotelco)	651,000
Latelz	850,000
Cadcomms	89,000

Source: Informa Telecoms & Media (© 2011 Informa Telecoms & Media) for all companies apart from Sotelco.

CamGSM. According to Informa Telecoms & Media, as of December 31, 2010, CamGSM had approximately 3.0 million subscribers, representing a market share of 33.8%. CamGSM holds a national GSM-900 and 3G licenses.

Viettel Cambodia. According to Informa Telecoms & Media, as of December 31, 2010, Viettel Cambodia had approximately 2.7 million subscribers, representing a market share of 29.9%. Viettel Cambodia holds a national GSM-900/1800 license.

Mfone. According to Informa Telecoms & Media, as of December 31, 2010, Mfone had approximately 0.7 million subscribers, representing a market share of 8.1%. Mfone holds national GSM-900 and 3G licenses.

Hello Axiata Cambodia. According to Informa Telecoms & Media, as of December 31, 2010, Hello Axiata Cambodia had approximately 0.9 million subscribers, representing a market share of 10.4%. Hello Axiata Cambodia holds a national GSM-900 license.

Competition - Fixed-line Services

Business and Corporate Services (BCS)

Russia. Our fixed telecommunications business marketed as “Beeline Business” competes principally on the basis of unique convergent services and bundles, installation time, network quality, geographical network reach, customer service, range of services offered and price. We face significant competition from other service providers, including:

•	Rostelecom, a subsidiary of Svyazinvest, the state-controlled telecommunications company, for services in St. Petersburg and all of Russian regional cities;

•	Comstar-UTS, a subsidiary of Sistema Telecom is in the process of merging with MTS, for services to corporate customers and the SME market;

•	TransTelecom, owned by the Russian Railways, for corporate data networking services across Russia;

•	Synterra, the owner of Peterstar (one of the leading fixed-line operators in St. Petersburg, providing convergent mobile and fixed services, which merged with MegaFon on February 1, 2011); and

•	More than 180 other small operators in the regions.

Ukraine. In the voice services market to business customers in Kyiv, we compete with Ukrtelecom, Datagroup, Vega, and a number of other small operators. The provision of Internet and data services is not licensed in Ukraine. As a result, there is a high level of competition, with more than 400 Internet service providers, or ISPs, in Ukraine. Our main competitors in the corporate market for data are Ukrtelecom, Volia, Vega and Datagroup.

In the fast growing residential broadband Internet market, we face competition from Ukrtelecom and from Volya-Cable in Kyiv, as well as from strong local players in other cities.

Uzbekistan. We operate large independent fixed-line services in Uzbekistan, where we offer a full spectrum of integrated telecommunication services. In Uzbekistan, we compete with the state-owned provider, Uzbektelecom, East Telecom, Sarkor Telecom, Sharq Telecom and EVO.

There is a high level of competition in the capital city of Tashkent. The Internet market in the regions remains undeveloped.

Armenia. We are the largest fixed-line services operator in Armenia, where we offer a broad spectrum of fixed-line services to government, corporate and private customers across Armenia. In 2009, the following fourteen companies with which we compete were granted fixed-line technology licenses: (Internet service providers) iCON, Armenian Datacom Company, Cornet-AM, Bionet, Web, Hi-Tech Gateway Inc., Arminco, Softlink; Netsys, Xalt, Crossnet; (restaurant complex) Complex Dzoraghbyur; AATVQ CJSC and Ardnet LLC. In 2010, three more companies were granted fixed-line technology licenses: Griar Telecom, U!Com (a telecommunications company which offers universal solutions) and GNC-Alfa (a telecommunication network services operator). In 2010, Crossnet and Arminco began providing fixed-line services.

Kazakhstan. We are a fast growing alternative Internet service provider in Kazakhstan, where we compete primarily with state-owned provider, Kazakhtelecom (whose holding group includes Nursat, Sygnum,

Kepter Telecom and Vostok Telecom), KazTransCom, TransTelecom, owned by the Kazakhstan Temir Zholy (railways), Astel (a leader in the provision of satellite services) and several other small operators in the regions.

Carrier and Operator Services

Russia. For voice services, our main competitors are long distance carriers Rostelecom, TransTelecom and OJSC “Multiregional TransitTelecom”. For IP transit and capacity services, our main competitors are Rostelecom, TransTelecom and MegaFon. In wholesale data networking we also compete with Orange.

Ukraine. In Ukraine, carrier and operator services market competitors include Ukrtelecom, Ucomline (Farlep-Optima), Velton and Datagroup.

Consumer Internet Services

Russia. Our consumer Internet access business in Russia grew rapidly in 2010. Our wireless business grew by 22.4% from December 31, 2009 to December 31, 2010, and our FTTB grew by 32.0% during the same period as a result of increased demand by individuals. Increased demand for Internet access services is largely due to network construction, declining costs and tariffs, which have made services more affordable to the mass market subscriber segment. Our marketing and distribution activities have also led to increased public awareness about services.

In terms of end-user Internet penetration, the consumer Internet access business in Russia is divided between two clusters of markets: the first one consists of Moscow and St. Petersburg, the second comprises all other Russian regions. While the market for consumer Internet access is already saturated in Moscow and in St. Petersburg, in other regions the end-user Internet penetration remains quite low and has still been increasing dramatically.

The basic technologies of Internet access in Russia include: fixed broadband Internet access (comprising asymmetric digital subscriber line (“ADSL”) Ethernet, Docsis and other regional home networks), wireless broadband Internet access (including WiFi, WiMax, 3G, CDMA) and dial-up.

Competition for subscribers in Moscow is intense and we expect it to increase in the future as a result of wider market penetration, consolidation of the industry, current operators growth and appearance of new technologies, products and services. As a result of increasing competition, Internet providers are utilizing new marketing efforts, i.e., aggressive price promotions, in order to retain existing subscribers and attract new ones.

Our main competitors in the fixed broadband market in Russia are Rostelecom, a subsidiary of the state-controlled telecommunications provider, Svyazinvest, Comstar UTS, Acado, Er-Telecom and various local home network providers. Competition is based primarily on network coverage, local tariff prices, Internet connection speed, services quality, customer service level, brand identity and the range of value-added and other subscriber services offered.

Ukraine. Our main competitors in Ukraine are Volia and Ukrtelecom. From December 31, 2009 to December 31, 2010, we significantly increased the number of broadband subscribers in Ukraine by 97.0%. As of December 31, 2010, broadband penetration in Ukraine was 18.4% and in Kyiv was 59.4% according to iKS-Consulting Ukraine.

CIS. The basic technologies of Internet access in CIS include: fixed broadband Internet access (comprising ADSL and Ethernet); wireless broadband Internet access (including 3G, CDMA, WiFi); and dial-up. Our main competitors in Armenia are U!Com, “Armenian Datacom Company” CJSC, Orange and VivaCell. Our main competitors in Uzbekistan are UzNet, Sarkor, TPS, SharqStream and Evo. Competition in CIS is based primarily on penetration, price, included traffic and speed of connection.

From December 31, 2009 to December 31, 2010, we significantly increased the number of broadband subscribers in Kazakhstan, Armenia and Uzbekistan by 786.0%, 151.0% and 39.1%, respectively. From December 31, 2009 to December 31, 2010 the number of our dial-up subscribers decreased in Armenia and Uzbekistan by 73.0% and 39.1%, respectively.

Description of our Mobile Telecommunications Business

Services

We generally offer the following mobile telecommunications services to our subscribers:

•	voice telephony services;

•	value-added and call completion services;

•	access to both national and international roaming services; and

•	other services.

Voice Telephony Services

We primarily offer our mobile telecommunications services to our subscribers under two types of payment plans: contract plans and prepaid plans. As of December 31, 2010, approximately 5.1% of our subscribers in Russia were on contract plans and approximately 94.9% of our subscribers in Russia were on prepaid plans. As of December 31, 2010, approximately 8.0% of our subscribers in Ukraine were on contract plans and approximately 92.0% of our subscribers in Ukraine were on prepaid plans. As of December 31, 2010, approximately 3.0% of our subscribers in the CIS were on contract plans and approximately 97.0% of our subscribers in the CIS were on prepaid plans.

Call Completion Services and Value Added Services

We provide all of our customers with a variety of call completion services and value added services:

Call Completion Services. Our call completion services include two groups of services: “Possibilities with zero” services and “Basic VAS” services, which allow us to increase voice traffic and revenue without causing average price per minute to decrease. Our “Possibilities with zero” group of services helps our prepaid subscribers stay connected even in the event that they have a zero balance in their account with services that include, among others, “Receiving Party Pays”, “Call Me Back” and “Fill Up My Balance”. Our “Basic VAS” services include, among others, caller-ID, voicemail, call forwarding, conference calling, call blocking and call waiting.

Value Added Services. Our value added services include messaging services, content/infotainment services, data access services (on GPRS and 3G basis), financial value added services (which help customers manage their credit balances), location based services (which monitor subscriber locations) media and content delivery channels.

Our messaging portfolio include SMS, MMS (which allows subscribers to send pictures, audio and video to mobile phones and to e-mail), voice messaging and mobile instant messaging. Different price offers for messaging services are proposed to different segments of our customers.

We offer our subscribers various types of content/infotainment services, including:

•	SMS services (including information services such as news, weather, entertainment chats and friend finder);

•	Voice services (including referral services);

•	Downloadable content (downloadable to telephone content, including music, pictures, games and video);

•	Ringback tone (“RBT”) (customized ringtones); and

•	Wireless applications services (“WAP”).

Our data access services are offered on GPRS and 3G basis and include access to Internet and WAP (even without phone settings).

Our media and content delivery channels include RBT, Chameleon (based on CellBroadcast), Interactive Voice Response content sales numbers, USSD-menu (self-care and entertainment portal), STK-menu, WAP-portal (targeted on surfing, downloads sales and enriched information).

We have launched a mobile advertising pilot project together with the company Out There Media (“OTM”), using OTM’s technological and selling resources for delivery of advertising messages to mobile phones.

Roaming

Roaming allows our subscribers and subscribers of other mobile operators to receive and make international, local and long distance calls while outside of their home network. Our roaming service is instantaneous, automatic and requires no additional equipment.

As of March 31, 2011, OJSC VimpelCom and its subsidiaries had active roaming agreements with 556 GSM networks in 213 countries, respectively, in Europe, Asia, North America, South America, Australia and Africa. In addition, as of March 31, 2011 we provided GPRS roaming with 404 networks, in 166 countries. Active roaming expansion is complete as we now cover all major roaming destinations. However, we expect to continue developing roaming services for our subscribers.

Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our subscriber while on the host’s network. We pay the host operator for the roaming services and then bill the amount due for the provision of roaming services on our subscriber’s monthly bill.

In 2003, OJSC VimpelCom became the first Russian mobile company to launch a customized application for mobile network enhanced logic, or CAMEL, an intranetwork prepaid roaming service. This service allows prepaid subscribers to automatically receive access to roaming services provided they have a positive account balance. CAMEL service allows us to implement real time cost control, provide more dynamic service to our clients and reduce the number of delinquent subscriber accounts caused by roaming. As of March 31, 2011, we provided CAMEL roaming through 198 operators in 123 countries.

As of March 31, 2011, Kyivstar provided voice roaming on 399 partner networks in 195 countries, GPRS roaming on 277 networks in 149 countries and CAMEL roaming on 118 networks in 90 countries.

As of March 31, 2011, KaR-Tel provided voice roaming on 144 networks in 164 countries, GPRS roaming on 236 networks in 92 countries and CAMEL roaming on 137 networks in 47 countries. Unitel provided voice roaming on 390 partner networks in 162 countries, GPRS roaming on 204 networks in 101 countries and CAMEL roaming on 126 networks in 72 countries. ArmenTel provided voice roaming on 502 partner networks in 210 countries, GPRS roaming on 267 networks in 139 countries and CAMEL roaming on 170 networks in 85 countries. Tacom provided voice roaming on 44 networks in 70 countries, GPRS roaming on 96 networks in 50 and CAMEL roaming in 51 networks on 39 countries. Mobitel provided roaming on 109 partner networks in 56 countries, GPRS roaming on 35 networks in 25 countries and CAMEL roaming on 40 networks in 27 countries. Sky Mobile provided roaming on 408 partner networks in 150 countries and CAMEL roaming on 14 networks in 14 countries.

As of March 31, 2011, we also had domestic roaming agreements with 11 regional GSM providers in Russia, which provide roaming for subscribers in more than 10 cities across Russia, including small towns and settlements and the Far East super-region where we do not have GSM licenses.

USB Modems

Russia. We provide our prepaid customers with wireless Internet access through GPRS/EDGE and HSDPA networks. The service was commercially launched in September 2008 in Russia. We currently offer Internet access through USB modems in every region of Russia, and our subscribers benefit from 3G speeds in all regions (1,084 cities) in Russia as of March 31, 2011. We offer special wireless Plug&Play-USB modems, which provide our customers with a convenient tool for Internet access. In addition to providing Internet access, the USB modems have other functionalities such as balance top-up, tariff changing and easy management of other services in USB-modem interface.

Ukraine. In Ukraine, we provide our subscribers with wireless Internet access through GPRS/EDGE/UMTS networks. The service, which was commercially launched in 2008 offers subscribers special wireless USB modems, which provides a simple way to access the Internet throughout Ukraine without access to fixed-line broadband or a long-term contract. Subscribers receive a discounted USB modem and SIM card with a pre-installed special Internet rate data plan.

Kazakhstan. In Kazakhstan, we provide subscribers wireless Internet access over GPRS/EDGE/UMTS networks. Our UMTS/HSPA network was commercially launched in Almaty and Astana in December 2010. The wireless Internet services that we offer include small screen Internet (data services & options in regular voice price plans) and large screen Internet (special internet price plans bundled with USB-modem or without modem for PC and note/netbooks).

Uzbekistan. In Uzbekistan, we provide subscribers wireless Internet access over GPRS/EDGE/UMTS networks. The UMTS/HSPA services were commercially launched in 2008, and the majority of the network was constructed in 2010. By the end of March 2011 we provided UMTS services in 11 cities. We provide internet services both for small- and large-screen Internet. For small screen subscribers we have begun to integrate mobile services of popular social networks (Twitter, Facebook, etc). We partially subsidize USB-modems to reach highest user penetration. USB-modems are locked for the Beeline network so that they only work within our network.

Armenia. In Armenia, we provide subscribers wireless Internet access over GPRS/EDGE/UMTS/GSM networks. UMTS services were commercially launched in 2009. For small screen subscribers we launched data bundles and began to integrate mobile services of popular social networks (Twitter, Facebook, etc.) USB-modems were commercially launched in July 2009. Subscribers receive a USB modem and SIM card with a pre-installed special Internet rate data plan.

Georgia. USB-modems were commercially launched for prepaid customers in June 2009 and modem traffic exceeded 1 million megabites between June 2010 and March 2011.

Tajikistan. USB-modems were launched in Tajikistan in January 2008. We provide our subscribers with wireless Internet access via GSM/EDGE and UMTS networks. We provide Internet services both for small and large screen Internet. In the first quarter of 2011, Tacom began to integrate mobile services to Facebook. In the first quarter of 2011, the usage of non-voice services GPRS Internet megabites increased due to new Internet tariffs that Tacom offered.

Kyrgyzstan. We provide our subscribers with wireless Internet access through GPRS/EDGE/UMTS networks. Our UMTS network in Kyrgyzstan was launched in December 2010. USB-modems were commercially launched for prepaid and contract customers in November 2009.

Seasonality

Our mobile telecommunications business is subject to certain seasonal effects. Specifically, in Russia and Ukraine sales of our contract and prepaid tariff plans tend to increase during the December holiday season, and then decrease in January and February. Our marketing efforts during periods of decreasing sales help to offset these seasonal effects. January tends to have higher roaming revenue due to winter holiday travel by subscribers. As with contract and prepaid tariff plans, sales and minutes of use per subscriber also typically decrease in October and November. Our roaming revenues increase significantly from June to September due to the fact that many of our subscribers travel on vacation to destinations outside of their home countries. Guest roaming revenue on our networks also grows in this period. During the winter season, roaming revenues are stable, although January shows growth in all types of roaming revenues due to the winter holidays. Seasonal growth of usage of messaging services in December, January, February and March is caused by holidays period when customers like to congratulate each other with SMS and MMS.

Our fixed telecommunications business marketed under the “Beeline” and “Kyivstar” brands, discussed below, is also subject to certain seasonal effects. Among the influencing factors are the number of working days during periods and periods of vacations. Due to the large number of public holidays and, consequently, the reduced number of working days, we see relatively low level of services usage in January, May and November. In addition, a large number of vacation days also have a negative impact on usage in the months of January, May and August.

Seasonal growth of mobile Internet services usage from September to January is caused by growth of customer activities in this period.

Description of our Fixed-line Telecommunications and our Fixed Internet Business

Following our acquisitions of Golden Telecom in February 2008 and Cortec in June 2008, we offer voice, data and Internet services to corporations, operators and consumers using metropolitan overlay network in major cities throughout Russia, Ukraine, Kazakhstan and Uzbekistan via intercity fiber optic and satellite-based networks, including approximately 295 combined access points in Russia and other countries of the CIS. Through Kyivstar, we have provided fixed-line services in Ukraine since 2005. We have provided fixed-line services in Armenia since 2007.

In our fixed/mobile integrated business structure, fixed-line telecommunications and fixed Internet business is organized into three business units:

•	Business and corporate services;

•	Carrier and operator services; and

•	Consumer Internet services.

Business and Corporate Services (BCS)

BCS in Russia

Our company is an integrated provider of a wide range of telecommunication services available on the Russian market, such as network access and hardware and software solutions, including configuration and maintenance. It operates a number of competitive local exchange carriers (“CLEC”), that own and operate fully digital overlay networks in a number of major Russian cities. Our services cover all major population centers in Russia.

Customers and Services

Our customers range from large multinational and Russian corporate groups to Russian small and medium enterprises and high-end residential buildings in major cities throughout Russia.

Local Access Services. Our company provides business customers with local access services by connecting the customers’ premises to its fiber network, which interconnects to the local public switched telephone network (“PSTN”), in major metropolitan areas in Russia.

International and Domestic Long Distance Services. Our company offers international long distance (“ILD”) services to its customers via its Federal Transit Network (“FTN”) which covers the entire territory of Russia and also includes eight international communications transit nodes across Russia.

Our company provides domestic long distance (“DLD”), services primarily through its FTN, proprietary and leased capacity between major Russian cities and through interconnection with zonal networks and incumbent networks. It also offers very small aperture terminal (“VSAT”), satellite services to customers located in remote areas.

Dedicated Internet and Data Services. Our company provides its business customers with dedicated access to the Internet through its access and backbone networks. It also offers traditional and high-speed data communications services to business customers who require wide area networks (“WANs”), to link geographically dispersed computer networks. In addition, our company provides private line channels that can be used for both voice and data applications. Our company offers IP virtual private network, or (“IP VPN”), service (based on multiprotocol label switching (“MPLS”)), which is one of the most popular data services on the corporate market. We also offer customers the ability to enter into service level agreements, which ensure the quality of our service.

Leased Channels. Our company provides corporate clients with the ability to rent channels with different high speed capacities. These “leased channels” are dedicated lines of data transmission.

Value-Added Services. Our company offers an increasing range of value-added services such as co-location, audio conference, SLA and toll free (800) numbers. We also offer access to a variety of financial information services including access to S.W.I.F.T., Reuters, Bloomberg and all Russian stock exchanges. Our company has one of the biggest call centers in Russia that provides services for business clients.

Fixed Mobile Convergence. Based on our fixed and mobile networks, our company offers fixed-to-mobile convergence services to corporate clients providing use of their mobile phone as an extension of their private branch exchange (“PBX”). In 2010, we continued the expansion of our fixed mobile convergence services into 17 new cities in Russia, including Krasnodar, Novokuznetsk, Yaroslavl, Chelyabinsk and Kaliningrad. In 2010, we also signed a contract with Open Joint Stock Company “Russian Railways”, the Russian national railway corporation for fixed mobile technological network (“FMTN”) services.

Corporate Services. We also offer to our corporate customers IPIV services, certain Microsoft Office packages, videoconferencing services and sale, rental and technical support for telecommunications equipment.

Managed Services. We offer our corporate clients packages of integrated services that include fixed telephony and Internet access, along with the additional services such as virtual PBX, security services, such as firewall and LAN. The product allows customers to access their systems from various locations.

Equipment Sales. Our company offers and sells equipment manufactured by Cisco Systems, Alcatel-Lucent, Avaya, Panasonic, Nokia, Motorola, Apple, Blackberry and other manufacturers. As part of its turnkey approach, our company also offers custom solutions and services for the life cycle of the equipment, including its design, configuration, installation, consulting and maintenance.

Mobile VPN. We offer to our corporate customers secure remote access to corporate services, databases and corporate applications. Remote access can be organized through different mobile devices, including USB modems, tablet PCs and smartphones.

IP-addresses. We provide to our corporate customers IP-address services, which help to identify devices connected to mobile Internet or corporate network.

BCS in Ukraine

Our company has constructed and owns a 26,157 kilometer fiber optic network, including 5,070 kilometers in cities of Ukraine and 1,207 kilometers in the Kyiv region, which is interconnected to the local PSTN in Kyiv, to other major metropolitan areas in Ukraine and to our gateway. Our company provides data and Internet access services in approximately 97 metropolitan cities in Ukraine.

Kyivstar provides voice and data services through a range of mobile, fixed and broadband technologies. Our fixed services include corporate Internet access, virtual private networks service (VPN), data center, contact center, fixed telephony and number of value added services. Internet access services include connection to the Internet via ADSL, symmetrical and ethernet interfaces at speeds ranging from 256 kbps to 2.5 gbps. Our company provides standard and advanced fixed telephony value added services, such as convergent fixed-mobile closed user groups. Fixed voice services are available in 28 major cities of Ukraine.

In order to reduce our dependency on other fixed-line operators, we have been building our own transmission capacity between the base station network and the mobile switching centers, consisting of fiber optic cable and radio links. Between our base stations and base station controllers, we use mini links operating at 8 and 23 GHz, where capacity is not constrained. We are building dedicated fiber optic networks in larger cities, such as Kyiv, Kharkiv, Odesa, Dnipropetrovsk, Lviv, Donetsk, Vinnytsya, Khmelnytskyy, Zaporizhzhya, Simferopol and Mykolaiv. As of March 31, 2011, we owned approximately 26,157 kilometers of fiber optic cable and leased a negligible amount. For the last two years, we have already had our own fiber optic cable network that is sufficient to meet most of our transmission requirements without any leased capacity.

Local Access Services. Our company provides local access services to corporate customers by connecting their premises to our fiber optic network, which interconnects to the local PSTN in 28 major Ukrainian cities.

International and Domestic Long Distance Services. Our company provides outgoing international voice services to business customers through its international gateway and direct interconnections with major international carriers using least-cost routing. DLD services are primarily provided through our own intercity transmission network, leased capacity and through interconnection with Ukrtelecom’s and other operators’

networks. Our company also holds an international license for Ukraine that enables it to provide international telecommunications services throughout Ukraine and to lease the transmission channels to third parties.

Dedicated Internet and Data Services. Our company provides a private line service, virtual private network (“VPN”) services, an integrated voice and data ISDN connection, frame relay, broadband digital subscriber line and dedicated Internet services.

Voice over Data Services. Our prepaid cards and VoIP products provide an international calling solution.

Information Services. Our company provides telecommunications services to financial and banking companies such as S.W.I.F.T. and Western Union, access to processing centers, news services to companies such as Reuters, as well as conduits to airline reservation systems in Ukraine. Our data center provides server co-location and hosting services for news agencies and financial and entertainment services providers.

Call Center Services. Our company launched its call center services in 2002 and is one of the main market players in providing telemarketing, actualization and hot line services for corporate clients in Kyiv.

Mass Market Services. Our company offers telephone and Internet broadband access services (through FTTB or ADSL) for mass market customers.

BCS in Uzbekistan

Our company is an integrated provider of a large range of telecommunication services available on the Uzbek market, such as network access and hardware and software solutions, including configuration and maintenance. Our company has its own basic fiber-optical digital network in the cities of Tashkent, Zarafshan and Uchkuduk which is longer than 200 kilometers, and copper cables (so-called “last mile”), which are longer than 250 kilometers that allow users to connect and to render services practically in any region of Uzbekistan.

Customers and Services. Traditionally clients of our company are embassies, diplomatic representatives of foreign states accredited in Uzbekistan, representatives of international organizations and corporations, and also large hotels, banks and joint ventures. Currently, our company renders services to physical persons through home ADSL-Internet “Beeline Speed,” telephony, and long distance and international long distance telephony on prepaid cards.

Automatic Telephone Communication. Our company offers customers high quality telephone communication services, based on copper wires and the modern digital fiber-optic network. Local, national and international telephone communication is provided through the Beeline line installation. These lines can also be used for facsimile and modem communication.

Data Transmission Dedicated Lines. Our company gives opportunities to organize corporate networks based on leased channels (i.e., dedicated lines of data transmission). Dedicated line is a data transmission medium that is leased by organization-lessee. This solution is most convenient for an organization with big traffic of data transmission or uninterrupted connection requirements.

Dedicated Line Access. We offer direct connections between the customer’s location and the telecommunications services facility to eliminate the need for local switching to and from the customer’s location on calls between customers on our and other networks.

xDSL Internet Access. Our company offers xDSL technologies, allowing an increase in the data transmission rate via telephone copper cable, eliminating the necessity to modernize subscriber telephone lines. The very capability of the existing telephone lines to be transformed into the high-speed data transmission channels is the main advantage of the xDSL technologies.

Fixed Mobile Convergence. Based on our fixed and mobile networks, our company offers fixed-to-mobile convergence services to corporate clients providing use of their mobile phone as an extension of their private branch exchange, or PBX. Our company also provides access to corporate IP-networks from a mobile phone via GPRS/EDGE.

Mass Market Services. Our company offers telephone and Internet broadband access services (through FTTB or ADSL) for mass market customers, including 100Mbit/s Internet access service. Currently all services are provided under the “Beeline” trademark.

BCS in Kazakhstan

We focus on small and medium businesses in the cities of Kazakhstan, offering services, including, high-quality, high-speed Internet, telephony and data transmission. We also offer specialized services for multi-national corporations and financial institutions. We provide the following services for corporate customers:

•	hi-speed Internet access (including fiber optic lines, wireless technology, WiMax, xDSL and satellite technology);

•	local, long-distance, international telephony (including traditional telephony, IP and session initiation protocol (SIP) telephony);

•	data transmission services (including leased lines (point-to-point) and IP VPN);

•	organization of satellite channels by VSAT; and

•	organizational services for integrated corporate networks (including integrated network voice and data services).

BCS in Armenia

Our company is an integrated provider of a large range of telecommunication services available on the Armenian market, such as PSTN-fixed and IP telephony, Internet, data transmission and network access, as well as domestic and international voice termination, TCP/IP international transit traffic services. We operate a national network.

Local Access Services. Our company provides local leased channels.

International and Domestic Long Distance Services. Our company provides international and long-distance (in the territory of Armenia) leased channels.

Dedicated Internet and Data Services. Our company provides data transmission, as well as broadband and corporative Internet services.

Voice over Data Services. Our company provides IP telephony services.

Carrier and Operator Services

Our carrier and operator services division provides consolidated management of our relationship with other carriers and operators.

Two main areas of focus in this line of business are:

•	generating revenue by provisioning a specific range of telecom services to other mobile and fixed-line operators and ISPs in Russia and worldwide; and

•

optimizing costs and ensuring the quality of our long distance voice, Internet and data services to and from subscribers of other telecommunications operators and service providers worldwide by means of interconnection agreements.

Carrier and Operator Services in Russia

Our carrier and operator services division in Russia provides a range of carrier and operator services, including voice, Internet and data transmission over our own networks.

In an effort to create a single unified transport network for our mobile and fixed telecommunications services by December 31, 2008, we transferred the majority of our international and domestic long distance voice traffic to our own backbone from other Russian long distance carriers. This allowed us to reduce long distance voice traffic termination cost rate by 3.0% in 2010 as compared to 2009 and by 2.4% in 2009 as compared to 2008. In 2010, we continued consolidation of long distance traffic originated by our subscribers in Russia to achieve maximum cost efficiency with approximately 99.0% of our long distance traffic having been transferred via our own backbone with a centralized optimized cost routing.

Historically, we have provided high volumes of international and domestic voice calls termination for Russian telecommunications operators, as well as voice call termination to Russia, Ukraine, CIS and Baltic states for international telecommunications operators. After the demonopolization of the long distance telephony market in Russia in 2006, we received a new type of license for international and national communications services and built an FTN of 11 new international and domestic long distance voice switches to meet regulatory requirements for the activation of the new license. By the end of 2008, our FTN had expanded, consisting of 8 international and 21 domestic long distance switches. This allowed us to improve our status on the international and domestic long distance markets in Russia by providing services that are competitive with those offered by leading telecommunications providers in Russia. This infrastructure has allowed us to achieve significant traffic growth. International traffic volumes transferred by our FTN in increased by 14.0% in 2010 as compared to 2009 and by more than 25.0% in 2009 as compared to 2008.

Regulatory changes in 2006 introduced new models of inter-operator tariffs to the Russian voice traffic transmission market. There are three types of fixed-line voice services operators, local, zonal and long distance, which are determined in accordance with licenses held by an operator. According to regulations, every long distance voice call originating from a fixed-line subscriber in Russia and/or terminating with a fixed-line subscriber in Russia should be transmitted via all three levels of voice network. Every long distance call that originates or terminates with a mobile user must be transmitted on at least two levels of voice network. As a universal carrier and service provider, we combine all three levels of licenses and voice networks within Russia. We have a number of our own zonal networks and our own local networks in the most populated regions of Russia.

Our carrier and operator services division also provides domestic and international IP transit services to ISPs in Russia, Ukraine, the CIS and Baltic states. Smaller ISPs can connect to our IP backbone and then use its network to access the Internet. Our IP backbone is a native IP/MPLS network with 220 Gbps infrastructure and more than 130 access points in Russia. Top Russian content providers such as “Mail.ru” and “Odnoklassniki.ru” have facilities which are located in our data centers and have Internet access via our IP backbone. More than 450 ISPs have an IP exchange with our network as full IP transit customers. We have global traffic exchange points in London, Frankfurt, Amsterdam, Stockholm and New York. These factors allow us to provide ISPs with hi-level bandwidth and connectivity to both Russian and global Internet segments.

Customers and Services

Our carrier and operator services customers include foreign and Russian telecommunications operators and carriers.

Voice Services. For international operators, including traditional incumbents, mobile and VoIP operators, we provide call termination to fixed and mobile destinations in Russia, Ukraine, and the CIS and Baltic states. For Ukrainian and CIS operators, we provide call termination to Russian and international fixed and mobile destinations. For Russian operators we provide international, domestic, zonal and local voice call transmission services.

Internet Services. Our carrier and operator services division provides IP transit service to Russia, Ukraine, and the CIS and Baltic states and other operators throughout the world. Russian, Ukrainian and CIS operators require global Internet connectivity. International operators require connectivity to the Russian Internet segment. In addition, our carrier and operator services division provides co-location services in our data centers to content providers.

Data Services. We offer three types of data services: private networks, local access, and domestic and international channels.

We have our own local network nodes in the majority of business and trade centers in the largest cities of Russia. Other operators access those business and trade centers by ordering from our local channels that connect to their network nodes.

We have interconnection agreements with international global data network operators who provide one-stop shopping for worldwide data network services for multinational companies. Under these interconnection agreements we provide MPLS-based IP VPN, local, domestic and international private lines, equipment and equipment maintenance for Russia, Ukraine and the CIS.

We also provide high-speed domestic and international channels to international and Russian operators to sell excess backbone network capacity.

Carrier and Operator Services Outside Russia

We are the main carrier for all of our group companies in Ukraine and the CIS for voice traffic transmission between countries where we operate and for the majority of our group’s international long distance traffic termination and IP transit. This allows the group to transfer subscribers’ and transit long distance traffic to and from CIS networks at an optimized cost. By using consolidated volumes of international long distance traffic to achieve lower termination rates on volume commitments. Consolidated volumes of traffic are routed over the extensive interconnections base of our long distance network with a least cost routing system.

Ukraine. Our joint carrier and operator services division in Ukraine provides local, international and intercity long distance voice traffic transmission services to Ukrainian fixed-line and mobile operators on the basis of its proprietary DLD/ILD network as well as IP Transit and data transmission services on the basis of our own domestic and international fiber optic backbone and IP/MPLS data transmission network.

We derive most of our carrier and operator services revenue in Ukraine from voice call termination services to our own mobile network, and other local and international destinations. Kyivstar and URS have more than 100 national interconnections in cities in Ukraine through which we terminate traffic of our subscribers and generate revenues from call termination on our networks. Kyivstar has 40 international interconnections with international partners for voice call termination and IP transit services.

Armenia. ArmenTel is the Armenian incumbent mobile and fixed-line operator. ArmenTel operates a national network and local networks in almost in every city of Armenia. ArmenTel provides domestic and international voice termination, intercity and local leased channels and IP transit.

Kazakhstan. KaR-Tel has indirect interconnection with OJSC VimpelCom through Limited Liability Partnership TNS-Plus (“TNS-Plus”), in which KaR-Tel owns an interest. KaR-Tel has eight interconnection agreements with other mobile and fixed-line operators in Kazakhstan under which KaR-Tel provides traffic termination services.

Uzbekistan. Unitel has interconnection agreements with Uzbektelecom, the incumbent fixed and mobile services provider in Uzbekistan, through which all national and international traffic is routed, and six other operators in Uzbekistan. Uzbektelecom also has an interconnection agreement with OJSC VimpelCom.

Tajikistan. Tacom has interconnection agreements with 15 local operators. Under interconnection agreements, Tacom provides voice call termination to its own network. Tacom also has a license to provide international communications in Tajikistan which allows it to interconnect with OJSC VimpelCom directly.

Georgia. Mobitel has interconnection agreements with ArmenTel and OJSC VimpelCom, and 22 agreements with local operators. Under these agreements Mobitel provides voice call termination to its own network.

Cambodia. Sotelco has interconnection agreements with eight mobile operators, including local and international operators through the local incumbent Telecom Cambodia. Under interconnection agreements, Sotelco provides voice call termination to its own network. Sotelco also has a license to provide VoIP services in Cambodia which allows it to interconnect with international destinations.

Consumer Internet Services

Our consumer Internet services division provides fixed-line telephony, Internet access and home phone services (on a VoIP and copper wire basis) to customers in Russia, Ukraine, Uzbekistan, Armenia and Kazakhstan.

In Russia, we offer fixed-line and wireless Internet access and dial-up services.

Fixed Broadband Internet Access.

Fixed-line broadband subscribers are subscribers in the registered subscriber base who were engaged in a revenue generating activity in the three months prior to the measurement date. Such activity includes monthly Internet access using FTTB, xDSL and WiFi technologies.

As of December 31, 2010, we had approximately 1.4 million fixed-line broadband subscribers in Russia, 0.2 million fixed-line broadband subscribers in Ukraine, and 0.09 million fixed-line broadband subscribers in the CIS, representing an increase of approximately 32.4% over the approximately 1.1 million fixed-line broadband subscribers in Russia, an increase of approximately 181.7% over the approximately 0.07 million fixed-line broadband subscribers in Ukraine, and an increase of approximately 151.5% over the approximately 0.04 million fixed-line broadband subscribers in the CIS as of December 31, 2009.

Russia. One of our strategic goals is to develop broadband services based on the most up-to-date engineering solutions. Currently, we are focused on developing local infrastructure in order to bring fixed broadband Internet access services to major Russian cities.

For more information on Golden Telecom’s FTTB project, please see the “—Fixed-line Telecommunications Equipment and Operations—Fixed-line Telecommunications Network Infrastructure—FTTB Project” section below.

Ukraine. We began providing fixed broadband services in Ukraine in 2008 and as of March 31, 2011 provided services in 40 cities in Ukraine. In connection with this service, we have been engaged in an approximately US$70.0 million for 2011 project to install FTTB for fixed broadband services in approximately 19,000 residential buildings in our initial target cities, providing over 25,000 access points.

Additional FTTB services

FTTB IPTV. We launched the FTTB IPTV service in Russia in January 2009. In May 2009 we enhanced and relaunched the product under the “Beeline TV” brand. Currently Beeline TV product is run in Moscow, Saint Petersburg, Voronezh, Krasnodar, Tula and Novomoskovsk, Kaluga, Lipetsk, Saratov, Engels, Ufa, Yaroslavl, Volgograd, Volzhiskiy, Ekaterinburg, Kazan, Rostov-on-Don, Bataysk, Samara, Kursk, Astrakhan, Tver, Ivanovo, Kostroma, Orel, Stavropol, Krasnoyarsk, and Perm. As of December 31, 2010, we had approximately 113,200 IPTV subscribers, in total. Our service has two unique market features: first, all set-top-boxes (“STBs”) are high definition (“HD”) technology compatible which allows us to broadcast HD content to every one of our customers. Second, we provide STBs with digital video recorder (“DVR”) functions, which allow users to watch TV content on-demand and to pause and rewind live television.

Wireless Broadband Internet Access. On March 1, 2007, Golden Telecom launched commercial operation of its WiFi network, offering prepaid Internet access to the mass market under the “Golden WiFi” brand. Since September 22, 2008, the service has been provided under “Beeline WiFi” brand. According to iKS Consulting, Beeline WiFi is the world’s largest metropolitan wireless network and includes the greater part of Moscow’s city center and many other areas of the city. As of December 31, 2010, our company had installed more than 12,000 WiFi access nodes in Moscow. Our most recognized partners in providing WiFi services are Domodedovo and Sheremetyevo Airports, McDonalds, Starbucks, Coffee-House, MEGA and IKEA trade centers. We also provide EDGE technology wireless broadband services through Kyivstar’s GSM network in Ukraine.

Dial-up Internet Access. We continue to offer dial-up Internet services to consumers in Russia. With over 50 locations, we are the largest ISP in the CIS. We plan to continue providing dial-up Internet services while migrating dial-up Internet customers onto new Internet access products such as FTTB, USB-modems and WiFi.

Traditional Voice. We have provided home phone services to the mass market since 2005. We provide the same services as our main competition for such services is Rostelecom, a subsidiary of the state-controlled telecommunications company, Svyazinvest. As of December 31, 2010, we had approximately 174,000 subscribers in 34 regions in Russia.

Pay TV (Cable TV) Services. We provide traditional cable TV services in certain cities in Russia. As of December 31, 2010, we had approximately 85,800 subscribers in these cities.

In Ukraine, Uzbekistan, Armenia and Kazakhstan, with the exception of Pay TV, we offer the same spectrum of fixed-line and wireless Internet access and dial-up services. In Armenia, we offer PSTN-fixed and IP telephony services, as well as fixed broadband Internet access based on ADSL technology and dial-up services and wireless Internet access based on CDMA technology.

Marketing and Distribution

Mobile Services

Target Subscribers and Tariffs

We offer to both our contract and prepaid subscribers a variety of tariff plans, each appealing to a specific subscriber segment and designed to fit different calling patterns. In all countries except Ukraine, our principal tariff plans are marketed under our “Beeline” trade name and in Ukraine, our principal tariff plans are marketed under the “Kyivstar” and “djuice” trade names.

Russia

In Russia, we offer our subscribers several national prepaid and contract tariff plans, each offering a different benefit and targeting a certain type of subscriber (such as business users, high-ARPU subscribers, families or young, active subscribers). We also offer a number of local tariff plans. Our tariff plans in Russia are almost exclusively Russian ruble-based but there are a limited number of U.S. dollar linked price plans (based on a fixed exchange rate).

We divide our primary target subscribers in Russia into four groups:

•	key/national accounts, in which monthly revenue for mobile and fixed line services exceed US$10,000.0;

•	large accounts, in which monthly revenue for mobile and fixed line services exceed US$2,000.0 or companies having high revenue potential;

•	SME subscribers in which monthly revenue for mobile and fixed line services is less than US$2,000.0; and

•	mass market subscribers.

We also offer specific business value added services and voice tariff plans with discounts and special pricing for our key/national accounts.

The revenues from our key/national accounts, including all multi-regional companies and government institutions, are included in the total revenues for our business and corporate division.

The typical corporate subscriber pays on a contract basis for our fixed and mobile services. We provide our corporate subscribers with a range of additional value-added services, including specialized customer service, tailored pricing arrangements and access to sophisticated technological options, such as individual corporate wireless networks.

For USB-modem customers, we offer special tariffs that were developed for Internet access purposes with closed voice service. Tariffs differ by subscriber needs. In regions in which we use a 3G network, subscribers benefit from lower tariffs and higher speeds. We implemented several unlimited tariffs and started sales of data-tariffs without USB-modems with attractive prices for Internet access.

Ukraine

In Ukraine, we offer several hryvnia-based prepaid and contract tariff plans, each one targeted at a different type of subscriber.

We divide our primary target subscribers into three large groups:

•	youth;

•	business (subdivided into SME subscribers and large business subscribers); and

•	mass market subscribers.

The Ukrainian mobile market operates primarily on prepaid plans. However, contract subscribers tend to generate higher average revenues for our company than prepaid subscribers generate. To attract more contract subscribers, we have differentiated our service levels to provide higher customer service to our contract subscribers, such as direct access to customer service agents on a dedicated contract subscriber customer service line, in addition to our initiatives to increase the flexibility and accessibility of the payment methods offered to contract subscribers.

Kazakhstan

In Kazakhstan, KaR-Tel offers more than ten different regional and nationwide tenge-based tariff plans for the consumer market and more than ten different tenge-based tariff plans for its business segment, each targeted at a different type of subscriber.

KaR-Tel divides its primary target subscribers into four large groups:

•	large account corporate subscribers with an average monthly bill of US$2,400.0 or higher;

•	SME subscribers with an average monthly bill of less than US$2,400.0;

•	national clients with any number of employees, but that are industry leaders with a presence in more than one region of the country; and

•	mass market subscribers.

Businesses and governmental entities that use mobile services on a contract basis are grouped together as part of KaR-Tel’s business and corporate division.

In order to promote further growth of our subscriber base, KaR-Tel is able to offer a number of advanced services to the corporate and mass market subscribers with high ARPU, while at the same time providing lower priced services for the more cost-sensitive mass market subscribers.

Uzbekistan

In Uzbekistan, Unitel offers different prepaid tariff plans in two currencies (U.S. dollars and Uzbek soms), each one offering a different benefit and targeting a certain type of subscriber. Currently, more than 50.0% of Unitel’s subscribers use tariff plans based in Uzbek soms.

Unitel divides its primary target subscribers into three large groups:

•	large account corporate subscribers with an average monthly bill of US$1,000.0 or higher;

•	SME subscribers in which monthly revenue is less than US$1,000.0 and high-income individual subscribers; and

•	mass market subscribers.

Businesses and governmental entities that use mobile services on a contract basis are grouped together as part of Unitel’s large business and corporate division.

Through its GSM network, Unitel offers a number of advanced services to the corporate and high-value subscribers, while at the same time providing low-priced services for the more cost-sensitive mass market subscribers.

Armenia

In Armenia, ArmenTel offers several dram-based prepaid and contract tariff plans, each one targeted at a different type of subscriber. In 2009, ArmenTel modified its tariff plans for contract subscribers and launched new corporate tariff plans. In May 2010, ArmenTel launched “Beeline phones” sales with contract tariff plan. Also in 2010 there were launched sales of “Regional” tariff plans, and new corporate tariff plans “Exclusive Line”. In the first quarter 2011, ArmenTel launched new prepaid tariff plans for youth and regional subscribers.

ArmenTel divides its primary target subscribers into three groups:

•	large corporate subscribers with service charges of US$2,200.0 or more, as well as certain international, governmental and strategic organizations;

•	SME subscribers that are all other corporate subscribers that are not included in large segment; and

•	mass market subscribers.

Businesses and governmental entities that use mobile services on a contract basis are grouped together as part of ArmenTel’s business and corporate division.

Tajikistan

In Tajikistan, Tacom offers several U.S. dollar-based and Tajik somoni-based prepaid and contract tariff plans, each one targeted at a different type of subscriber.

Tacom divides its primary target subscribers into three groups:

•	large account corporate subscribers with an average monthly bill of US$1,000.0 or higher;

•	SME subscribers with an average monthly bill of less than US$1,000.0 and high-income individual subscribers; and

•	mass market subscribers.

Georgia

In Georgia, Mobitel offers seven national lari-based prepaid tariff plans and twenty contract-based postpaid tariff plans for its SME and large account corporate customers. Mobitel divides its primary target subscribers into three groups:

•	large account subscribers with an average monthly bill of approximately US$1,100 or higher;

•	SME subscribers; and

•	mass market subscribers.

Kyrgyzstan

In Kyrgyzstan, Sky Mobile offers many prepaid price plans in two currencies (U.S. dollars and Kyrgyz soms (“KGS”)), each one offering a different benefit and targeting a certain type of subscriber. Sky Mobile offers a wide range of contract tariff plans to business clients, each targeted at a different type of subscriber. Sky Mobile’s tariff plans are almost exclusively Kyrgyz som-based but there are a limited number of U.S. dollar-based price plans.

Sky Mobile divides its primary target subscribers into three large groups:

•

large account corporate subscribers with an average monthly bill of 50.000-70.000 KGS or higher, including national companies (with any number of employees, but that are industry leaders with a presence in more than one region of the country) and governmental clients;

•	SME subscribers with an average monthly bill of less than 50.000 KGS; and

•	mass market subscribers.

Businesses and governmental entities that use mobile services on a contract basis are grouped together as part of Sky Mobile’s business and corporate division.

Cambodia

In Cambodia, Sotelco offers two U.S. dollar-based prepaid national price plans with varying rate structures. All services are offered under the Beeline brand. Our main target audience is youth, following the demographics of this country with one of the youngest populations in Asia.

Advertising

Our advertising focuses on maintaining our market share and developing existing subscribers, in addition to attracting new subscribers. To promote our image and services and to stimulate loyalty in the most efficient way, we use a variety of different media based on our analysis of advertising consumption, cost per point, advertising coverage, proximity and affinity. Generally, for sales promotions, loyalty and image campaigns, we use a full media mix, including television, radio, press, outdoor advertisement, numerous point of sales materials and Internet advertising.

Through our advertising and public relations initiatives, we aim to build image attributes as a leading company, with superior customer care; promote new tariffs and encourage new and existing subscribers to use our services; develop existing subscribers in terms of their mobile and Internet usage behavior by promoting new and existing products and services; and stimulate loyalty by promoting loyalty program benefits to our existing subscribers.

We conduct significant advertising campaigns through popular publications, on radio and television, in outdoor media and on the Internet. We conduct our advertising campaigns in cooperation with our licensees to further increase the exposure of the “Beeline” brand names. We derive substantial marketing benefits from brand recognition, both with existing customers traveling outside of our service areas and with potential new customers moving into our license areas. We provide promotional information in our consumer invoices and on our prepaid cards to inform customers of alternative pricing arrangements, dealer locations and new services targeted to specific market segments. We also work with dealers on joint advertising and to ensure that the integrity and high quality image of the “Beeline” brand names is preserved.

In 2009, the Beeline brand was named the leading brand corporation in Russia and ranked 39th in the Top 50 Most Valuable European Brands, with a €7.9 billion brand value, by the European Brand Institute. In 2010, Beeline was voted second in the Best Russian Brands 2010 by Interbrand (with a US$6.3 billion brand value). In 2010, Beeline for a second time was ranked in the Brandz Top 100 Brand Ranking with an US$8.2 billion brand value, by Millward Brown. In 2010 and 2011, the Beeline brand was rated the most valuable brand in Russia (with a brand value of US$7.5 billion and US$8.0 billion, respectively) by MMP Consulting.

In Ukraine, we provide our services under a multi-brand portfolio, which includes “Kyivstar” (which also includes the “Kyivstar Business” brand), “djuice” and “Beeline”. Each brand is marketed toward a particular segment of the population. The “Kyivstar” brand is marketed to the mass market in Ukraine; “Beeline” is marketed primarily to visitors from Russia and other countries; and “djuice” is marketed towards Ukraine’s youth.

iPhones

We believe that sales of iPhones and iPads will contribute to an increase in the sales of our data services. As part of our strategy to develop our data services portfolio, we expect to promote iPhone and iPad price plan options and possibilities for consumers with devices in the Beeline network.

To increase use of our value added services by iPhone and iPad users, we offer a special application in the Apple AppStore that provides easy access to some of our popular services. In the future, we expect that the application we have developed will be updated with new services and features. In the third quarter of 2011, we plan to update our applications to be compatible with the iPad2. In addition, in order to increase sales of iPhones and iPads to our customers, we expect to cooperate with Euroset and other dealers and promote iPhone services in retail stores.

Distribution

Our distribution strategy currently focuses on making our products and services more affordable and widely available to potential new and existing subscribers. We offer our products through independent dealers at an extensive range of points of sale throughout each country in which we offer services. Subscribers can replenish prepaid balances in a variety of ways, including through use of prepaid scratch cards or our cash collection network that includes partners’ cash payment terminals, dealers’ retail stores, supermarkets, bank branches or Beeline brand outlets. As a result of our strategy, we tend to attract a greater mix of mass-market subscribers, most of whom enroll through independent dealers as compared to our corporate and high value customers who mostly enroll directly with us. Additionally, in October 2008, we acquired 49.9% of Euroset, a leading independent retailer in Russia, which significantly enhanced our distribution capabilities. The table below provides a break-down of the principal categories of our distributors in the countries where we operate as of March 31, 2011.

As of March 31, 2011 we had 2,433 dedicated Beeline outlets of franchisee partners, which are branded Beeline outlets operated by dealers that provide Beeline products and services only. In early 2011, we signed an agreement with Euroset targeted to open new branded Beeline salons that will replace less effective franchisee partner outlets.

	Independent Dealers	Points of Sale		Prepaid Scratch Card Purchase Location(1)	Cash Collection Points(2)
	(As of March 31, 2011)
Russia	2,750	40,900		58,340	250,000
Ukraine	473	40,000	(3)	65,000	56,000
Kazakhstan	334	9,521		28,799	32,853
Uzbekistan	3,004	5,333		3,964	12,690
Armenia (mobile)	139	3,189		6,870	2,682
Tajikistan	114	1,586		596	8,179
Georgia	173	2,084		5,051	8,782
Kyrgyzstan	211	4,677		3,237	11,709
Cambodia	647	7,011		15,043	1,973

(1)	Prepaid scratch cards are sold at our sales offices as well as through a network of dealers and various retail distribution channels, such as bank branches, supermarkets, grocery stores, kiosks and gas stations.
(2)	Cash collection points where subscribers can replenish prepaid balances through our Universal Payment Systems are located throughout each jurisdiction (including our sales offices, dealers’ sales outlets, supermarkets, bank branches, gas stations and ATM machines).
(3)	Figures include Kyivstar’s own stores, exclusive and non-exclusive dealer outlets, and specialized and non-specialized retail points of sale.

In Russia, we pay commissions to dealers for enrolling subscribers, which are based on the subscriber’s spending within the six-month period after being enrolled up to a specified limit.

In Ukraine, Kyivstar pays dealers, distributors and electronic channel partners commissions, bonuses and subsidies, which are earned (i) when new customers create accounts, (ii) when a SIM card is activated and registered in Kyivstar’s billing system with an initial balance and (ii) when certain quality standards are achieved by dealer personnel.

The commissions in CIS countries typically vary by the initial balance included with the SIM card, the subscriber’s price plans, and the subscriber’s expenditures. In all countries excluding Kyrgyzstan, registration of new subscribers in the billing system by dealers is required for payment of dealer commissions. In Kyrgyzstan, subscribers’ registration is not required by law.

Customer Service and Loyalty Programs

We place a high priority on providing consistently high quality customer service to our subscribers. We have customer service centers in all of our sales offices throughout Russia, including 19 dedicated walk-in centers in Moscow, five in Moscow Region and 213 in Ukraine. We handle the majority of our customer contacts through call centers (13 in Russia, four in Ukraine, six in the CIS, one in Cambodia and one in Vietnam. Our call centers support a wide range of services, products and devices, including mobile, FTTB, Residential Broadband and iPhones. As of March 31, 2011, we employed approximately 8,649 service representatives in its subscriber service department (of which approximately 6,600 were in Russia, 501 were in Ukraine, 1,200 were in the CIS, 202 were in Cambodia and 92 were in Vietnam).

We recognize the need to continuously build and increase the loyalty of our subscribers. Accordingly, we have developed marketing activities specifically designed to promote subscriber loyalty. We actively use targeted marketing to increase customer loyalty and services consumption (ARPU) in all segments of mobile and FTTB mass marketing services. We apply data mining analysis to predict the propensity of churn for each subscriber, which allows us to increase efficiency of churn reduction by means of targeted marketing campaigns.

In Russia, our loyalty programs are designed to retain our existing subscribers, thereby reducing churn, and increasing customer spending, both in B2C and B2B. In 2006, we launched a loyalty family program called “Malina” in the Moscow license area with other vendors and service providers. Through a variety of incentives, this program aims to decrease churn among our mass market subscribers, increase usage of “Beeline” services and attract target market subscribers from our competitors. We also launched the Data Warehouse program, which allows us to provide cross-partner programs in which we analyze Malina members’ activities with other program partners. In 2007, Hi-Light Club, our loyalty program for high ARPU clients (launched in March 2005) became a nationwide program and is being developed as a centralized program managed from Moscow. Hi-Light Club offers benefits to its members in 37 cities. In 2008 we launched “My company” and “How are you” loyalty campaigns to decrease churn among our business clients.

In Ukraine, to promote brand loyalty we use ‘Friends & Family’ and social networking programs. These programs provide advantageous pricing for on-network calls and special discounts on some tariff plans for calls made to members of a subscriber’s immediate family or most frequently called numbers.

In the first quarter of 2011, we actively developed activities to retain our subscribers in CIS markets. We continue to develop loyalty programs in Kazakhstan, Uzbekistan, Armenia and Kyrgyzstan. In February 2011, we launched a loyalty program (called Beeline Club) in Georgia. All loyalty programs are designed to decrease churn and increase ARPU. By the end of the first quarter of 2011, we had more than six million participants in our loyalty programs in the CIS. In addition we continue to retain customers with help of targeted campaigns based on churn prediction modeling.

Fixed-line Marketing and Pricing

We provide a variety of tariff plans all over Russia, Ukraine and the CIS including regular promotional rates with unlimited access price plans, lock-in contracts and multiregional offers and special fixed and mobile offers that include on-network convergent rates and IP VPN + Mobile VPN price packages. Our tariff plans are aimed at attracting new clients and keeping existing ones. Tariff plan usage depends on the type of subscriber. The majority of SME subscribers use standard tariff plans while large account and key/national account subscribers tend to use individual price offers. Marketing activities in Russia, Ukraine and CIS include national and local promotion, regular updates of tariff plans for all services, and the introduction of unique pricing features such as packages of minutes for a specified direction, a “preferred time” option which allows discounted calls during a chosen time period, special tariffs for defined user groups and national unlimited rates for IP VPN.

Business and Corporate Services (BCS)

Russia

We utilize a direct sales force in Moscow, operating both with fixed and mobile corporate customers and supported by specialists in technical sales support, marketing, customer service and end-user training. In addition, we employ a team of regional sales managers and a dedicated sales force in each of our regional branch offices, in addition to having sales incentive plans with our regional partners.

We train our employees to provide a high level of customer service. In the typical case, we offer our services at competitive prices in comparison with incumbent local / national operators and other alternative operators in the market. We base our pricing on research results, market price level, competition in all regions, and customer expectations learned through direct feedback from our new and existing clients. Additionally, we monitor price levels for similar services in other countries around the world. Our large customers may be eligible for volume discounts at defined revenue thresholds. We also apply a discount policy within cross-sales (selling convergence fixed and mobile services to the same client).

While pricing competition remains a factor, especially for voice services, many corporate data networking customers place more value on network coverage, reliability and the ability to design, install and maintain local area networks, or LANs, and wide area networks, or WANs. These customers often require integrated solutions, including connections to offices located in different cities. To meet these requests, we currently offer a range of services aimed to provide installation and maintenance of customers’ equipment and local networks in Moscow and other regions. We currently provide full network support for a number of key clients, and we are actively working on new products which we believe will allow us to provide a whole range of managed services including managed IP VPN, managed PBX, managed customer premises equipment (CPE) managed security, managed storage and managed workplaces.

Ukraine

Our company emphasizes high customer service quality and reliability for its corporate large accounts while at the same time focusing on the development of its SME offerings. It sells to corporate customers through a direct sales force and various alternative distribution channels such as IT servicing organizations and business center owners, and to the SME through dealerships, direct sales, own retail and agent networks.

We use a customized pricing model for large accounts which includes, among other things, service or tariff discounts, volume discounts, progressive discount schemes and volume lock pricing. We use standardized and campaign-based pricing for SME customers.

Consumer Fixed Internet Services

Russia

Fixed Broadband Internet Access. We offer a wide range of FTTB services tariffs targeted to different customer segments. There are four unlimited tariff plans with monthly fees but different speeds for active Internet users, as well as a set of tariffs with limited packages of traffic but with the highest possible connection speeds (up to 100 Mbps). There is also a special tariff for mobile customers with certain preferences. We also provide a range of value added services such as static IP address, trusted payment, antiviruses (Kasperskiy and Dr.WEB) and WiFi routers.

FTTB IPTV. TV service is provided on a monthly fee basis. STBs can be rented or bought by customers. We also have launched VAS for TV service: Video On Demand (with a library of more than 3,000 items), web-on-TV (together with Yandex—largest Russian web portal), and recommendation engine (a STB remind customer about the start of a customer’s regularly viewed TV shows). Also, STB can record TV shows that may be interesting for the customer based on their viewing history.

xDSL Services. For xDSL services, our company offers an unlimited tariff plan and tariff plans that depend on traffic volume and connection speed.

Wireless Broadband Internet Access. Our company offers WiFi tariff plans that include unlimited usage plans and plans that charge by usage. Our company also offers special prices for mobile and FTTB users.

Dial-up Internet Access. Currently, our company offers prepaid tariff plans for all mass market services. Customers can purchase scratch cards from points of sale, pay through an electronic payment system or make a payment at one of our sales offices. We use our distribution network to communicate with our subscribers and for trade marketing activities. Moscow and regional subscribers can call their call centers for customer and technical support.

Pay TV (Cable TV) Services. We offer two tariff plans: “Social” for customers who need basic TV channels (10-12 channels) and “Commercial” with 45-55 TV channels.

Ukraine

Our marketing strategy is focused on attracting new subscribers. We offer several hryvnia-based tariff plans, each one targeted at a different type of subscriber. Advertising campaigns use primarily ATL (TV, outdoor, press, radio. Internet), and sometimes BTL. We also sell services through direct sales and in 1-2-1 activities.

Fixed Broadband Internet Access. We offer a wide range of FTTB services tariffs targeted to different customer segments. There are four unlimited tariff plans with monthly fees but different speeds for active Internet users (up to 100 Mbps).

xDSL Services. For xDSL services, our company maintains service with an unlimited tariff plan and tariff plans that depend on traffic volume and connection speed.

Dial-up Internet Access. Customers can purchase scratch cards from points of sale, pay through an electronic payment system or make a payment at one of our sales offices. Revenue, as well as the quantity of subscribers, is insignificant and shows a steady decrease in both cases due to obsolete technology used in this kind of service.

Equipment and Operations

Mobile Telecommunications Equipment and Operations

Mobile Telecommunications Network Infrastructure

GSM and 3G technologies are based on an “open architecture,” which means that equipment from any supplier can be added to expand the initial network. Our GSM/GPRS/EDGE networks, which use Alcatel-Lucent, Ericsson, Huawei, Motorola and Nokia Siemens Networks equipment, are integrated wireless networks of base station equipment, packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. We manage all major suppliers centrally to leverage the whole group and ensure we receive on an ongoing basis the best commercial terms possible. We make supplier selection decisions based on a total cost of ownership, seeking to optimize network operations and provide the best value end customer experience.

In 2006, we launched a 3G network in Tajikistan based on Huawei equipment. In 2008, we launched 3G networks in Uzbekistan and Armenia, and in December 2010, we launched 3G networks in Kazakhstan and Kyrgyzstan. These networks provide all common 3G services, including video calling. In March 2008, we launched a TDM/VoIP international gateway in Kazakhstan.

In Ukraine, we have constructed and currently operate our own national dual band GSM 900/1800 MHz network. Ericsson is our principal infrastructure contractor and has supplied all of our mobile switching centers, base station controllers, base stations, operation support systems and transmission systems equipment. Our radio network is based primarily on GSM 900 MHz infrastructure, augmented by GSM 1800 MHz equipment. We use GSM 1800 MHz equipment in high use areas, such as the Kyiv area, due to 1800 spectrum availability. Our radio network uses different frequencies in different regions, depending on availability, conflicts and demand. Because the Ukrainian government has allocated only a limited number of frequencies on the 900 MHz spectrum for GSM mobile operators, we use the current spectrum available to us as efficiently as possible. Where available, we have upgraded our network to include additional frequencies in the 1800 MHz band.

We have established our mobile switching centers in all major cities and regional centers in Ukraine. Mobile switching centers are connected to the public switched telephone networks of other mobile telecommunications and fixed-line operators.

The table below sets forth certain information on our network equipment as of March 31, 2011.

	Base Stations(*)	Base Station Controllers(*)	Switches(*)	Territorial Coverage	Sq Kilometers
Russia	35,188	774	329	3,250,000	million sq. kilometers
Ukraine	15,479	135	55	603,447	thousand sq. kilometers
Kazakhstan	3,907	102	31	706,866	thousand sq. kilometers
Uzbekistan	2,096	34	27	177,611	thousand sq. kilometers
Armenia	806	5	4	28,650	thousand sq. kilometers
Tajikistan	689	6	6	53,950	thousand sq. kilometers
Georgia	863	13	5	35,252	thousand sq. kilometers
Kyrgyzstan	954	11	7	52,326	thousand sq. kilometers
Cambodia	986	6	1	71,608	thousand sq. kilometers
Laos	600	6	1	34,000	thousand sq. kilometers

*	Includes 3G equipment.
**	In order to improve network quality and reduce operational costs we are removing old 2G-only switches from our mobile network and transferring all services to new combined 2G/3G Next Generation switches. As of March 2011, we removed from operation 45 old 2G switches and plan to remove 35 more switches by the end of 2011.

To avoid network constraints, we expect to extend our network capabilities through hardware and software extensions in 2011. We base our expansion decisions on current equipment load, existing marketing plans and new product and services launches.

Site Procurement and Maintenance

We enter into agreements for the location of base stations in the form of either leases or cooperation agreements that provide us with the use of certain spaces for our base stations and equipment. Under these leases or cooperation agreements, we typically have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs of buildings for antennas.

Telephone Numbering Capacity

The Federal Communications Agency allocates all numbering capacity necessary for communication networks operation on a non-geographical and geographical basis for all telecommunications providers in Russia. We are required to pay 20.0 Russian rubles per telephone number according to the federal law which came into effect on January 28, 2010. This payment requirement applies to new numbers allocated after January 28, 2010. Numbering capacity is also allocated to us in the other CIS countries in which we operate by government agencies. For more information about numbering capacity allocation, please see “—Regulation of Telecommunications” below.

Handsets and Accessories

Our subscribers must have a handset that can be used on our mobile networks. Subscribers in Russia and the CIS, but not Ukraine, can purchase handsets from us, from a dealer or supplier or from another service provider. We do not expect to earn a significant profit on the sale of handsets and accessories. Rather, we intend to sell handsets and accessories to help attract subscribers and ensure the supply of handsets in the marketplace. Our handset sale strategy focuses on traffic generating devices such as the iPhones and Android devices. We started mass market sales through our own offices and dealer shops of iPhone devices in the fourth quarter of 2008 and Blackberry devices in the fourth quarter of 2009.

In the second quarter of 2010, we began selling ultra-low-cost handsets to attract new voice customers. In the fourth quarter of 2010, we began selling a portfolio of branded devices, including low cost 2G and 3G handsets, 3G smartphones, 3G tablet PCs, 3G WiFi routers and 3G USB modems. The software on branded devices is customized to increase data and mobile revenue. All devices will be SIM-locked for Beeline networks in Russia, the CIS and other countries, although to avoid legal risks, customers are permitted to unlock devices in Beeline stores for free. All devices will be sold bundled with Beeline SIM cards. We do not plan to limit the distribution of branded devices and is ultimately targeting distribution of branded devices in approximately 10,000 points of sale in Russia.

New technology

We are moving towards a broadband connection environment deploying wired and wireless highspeed technologies.

We have been working on next generation long term evolution (“LTE”) pilot projects, which were launched in Kazakhstan (Almaty and Astana) in October 2010. We are also implementing 3G HSPA and HSPA+ protocols on our mobile network. To support radio interface expansion, we are continuously upgrading mobile backhaul with high speed IP and hybrid microwaves, connecting NodeBs to fiber.

To support rapidly growing data traffic, we have installed dense wavelength division multiplexing (“DWDM”) equipment on our Russian backbone and some CIS countries. We are also implementing an expansion of our IP backbone network to support movement to an all-IP network architecture.

Fixed-line Telecommunications Equipment and Operations

Fixed-line Telecommunications Network Infrastructure

Russia

Our transport network carries voice, data and Internet traffic of mobile network, FTTB and our fixed customers. The intercity backbone of our transport network is based on our own optical cable network. The main fiber ring of our network connects the following major cities in the European part of Russia: Moscow, Voronezh, Rostov, Krasnodar, Volgograd, Saratov, Samara, Ufa, Kazan, Nizhny Novgorod. We also have a Urals optical ring connecting Chelyabinsk, Yekaterinburg, Perm, and Tyumen. Our protected optical line connects Moscow and St. Petersburg, and passes to Stockholm, London and Frankfurt, where we have interconnections with major European and international telecommunications operators. Two independent optical lines connect our optical networks in Russia and Ukraine. We have also built a cross boundary line in Kazakhstan, which connects our Russian network to our networks in Kazakhstan, Uzbekistan and to Asian telecommunications operators. We have also built an intercity line to the Far East called “UralSib.” This line connects the following major cities in the Ural and Far East regions: Tumen, Omsk, Novosibirsk, Kemerovo and Krasnoyarsk. We also lease capacity from Rostelecom, Transtelcom, Eurotel and other providers to reach the Eastern part of Russia. Our lease agreements with Eurotel give us the right to exclusive, unlimited and irrevocable use. We also use satellite technology to connect remote sites where terrestrial communications are not available.

Our regional transport networks are based on SDH and MEN technology, we have built local SDH networks in more than 100 cities of Russia. We have also built the interregional (so-called “zone”) transport networks that connect our sites in small towns and countryside. The total length of regional fiber cables constructed within the cities is 27,259 kilometers and the total length of our zonal fiber cables is 3,202 kilometers. The MEN network is constructed in more than 40 cities which provide our customers with IP VPN services, voice services and access to Internet.

Our fixed voice network has three levels—local, regional (zone) and federal. The local voice networks, constructed in 81 cities, provide customers with fixed voice services. Our local network in Moscow is integrated into telephone network and connected to 142 transit and local node of telephone urban set (UTN). We have completed construction of zone networks in 52 Russian regions, which helps us to minimize payments to incumbent local operators for voice transit. Our Federal transit network consists of eight international transit exchanges, 14 intercity communications transit exchanges installed in each of the federal districts of Russia, and connection points (access nodes) located in each region of Russia. The network provides mobile and fixed customers with long-distance voice services and minimizes our costs of traffic.

Our IP/MPLS data network carries IP traffic of the mobile network and FTTB and lets us provide our customers with IP VPN services. Our Internet network is the largest in Russia and carries 30.0% of total Internet traffic in Russia. We have interconnections with major ISPs in Russia—Transtelecom, Comcor, Net by Net, MTU and others.

Ukraine

Our transport network is designed to provide a full spectrum of telecommunication services for corporate and enterprise customers, including: Private Leasing Channel, voice, IP voice, L2VPN, IP VPN, and Internet access.

Our transport network is based on our optical cable network utilizing DWDM, SDH and IP/MPLS equipment. The DWDM and SDH networks connect all the main regional and mid-sized cities of Ukraine including Kiev, Kharkov, Dnepropetrovsk, Donetsk, Zaporozye, Lvov, Odessa, Lugansk, Poltava, Sumy, Kirovograd, Kherson, Chernovtsi, Cherkassi, Vinnitsa, Zhitomir, Nikolaev Chernigov, Kherson, Uzgorod, Lutsk, Rovno, Ivano-Frankovsk, Ternopol, Khmelnitskiy, Simferopol, Sevastopol, Yalta, Kremenchug, Krivoy Rog and Mariupol. All our DWDM and SDH optical networks are fully ring-protected. Our core IP/MPLS network is fully mesh-protected and connects all the main regional cities of Ukraine. The total length of our fiber optic cables is 26,157 kilometers. We have SDH and Ethernet interconnections with major European carriers in Russia, Poland, Hungary, Romania, Slovakia and Belorussia.

Our interregional and metro transport networks are based on our optical cable and microwave systems utilizing SDH, PDH, Ethernet and IP/MPLS technologies. We have deployed metro SDH and IP/MPLS optical networks in more than 50 cities of Ukraine. The total length of fiber cables constructed within the cities is 6,277 kilometers.

Our IP/MPLS data network carries IP traffic of the mobile network and FTTB, allowing us to provide L2VPN, IP VPN and Internet services. We have interconnections with major European ISPs in Poland (Telia), Hungary (Level3), Germany (Telia, L3), Russia (Sovintel). We are interconnected with Ukrainian local ISP—Volia, Ukrtelecom (planned) and have internet exchanges with UA-IX, DE-CIX, Datagroup, Vega, Eurotranstelecom.

Kyivstar’s fixed voice network have based on softswitch technology (Huawei) with dual homing for MGC and it has combined local-transit functionality. It is possible to use PRI, SIP/VoIP, H.323/VoIP connections for fixed business users and provide local and long-distance transit of voice services. The local voice networks, constructed in 19 cities of all regions of Ukraine, provide customers with fixed voice services. Our local network in Kyiv is integrated into the telephone network and connected to seven transit and local nodes of telephone urban set (“UTN”). Similarly, Kyivstar’s fixed network is connected on local level in other regional centers of Ukraine providing 47 connections to transit and local nodes. International transit of fixed voice services are provided by two international transit exchanges in Kyiv which are integrated with the existing Kyivstar mobile network. The network provides mobile and fixed customers with long-distance voice services and minimizes our costs of traffic.

We also have the separate fixed network of Golden Telecom Ukraine (“GTU”). It has three levels structure—local (class 5), long-distance and transit (class 4) and international. GTU fixed local voice networks, constructed in 25 cities throughout Ukraine, provide customers with fixed voice services. GTU’s local network in Kyiv is integrated into the telephone network and connected to two transit and local nodes of UTN. Similarly, GTU’s fixed network is connected on local level in other regional centers of Ukraine providing 25 connections to transit and local nodes. International transit of fixed voice services are provided by one international transit exchange in Kyiv. The network provides mobile and fixed customers with long-distance voice services and minimizes GTU costs of traffic.

In the future we plan to merge both Kyivstar and GTU fixed networks for providing of local, long-distance and international transit voice services.

Uzbekistan

Our subsidiary Buzton’s network provides international telephony and Internet access through JSC Uzbektelecom. Buzton’s network consists of 63 nodes situated all over Uzbekistan. The main technologies of access network are ADSL (14,152 ports) and FTTB (746 buildings). Our main line in Tashkent is based on fiber-optic equipment. The network also includes long-leased channels and local fiber-optic networks in Tashkent, Zarafshan and Uchkuduk.

Armenia

ArmenTel’s fixed infrastructure covers all districts of Armenia with a full set of equipment (international gateway, digital-analog exchanges, Internet protocol digital subscriber line access multiplexers (“DSLAMs”) copper wire access network, fiber-optic backbone network, data network). Its network consists of 126,960 ADSL ports and 138 exchanges of which 80 are digital. Our company provides interconnection with international operators and national mobile operators in Armenia. ArmenTel’s CDMA Wireless Local Loop network is used to provide fixed telephone services to rural customers.

Kazakhstan

Our subsidiaries KZ-Trans and SA-Telecom provide a wide spectrum of fixed-line telecommunications services, including Internet access, ADSL, FTTB, WiFi, WiMax, VoIP, VPN and VSAT. KZ-Trans owns more than 6,260 kilometers of fiber optic main lines across Kazakhstan, which are based on Ericsson SDH and Huawei SDH/DWDM equipment. As of March 31, 2011 we had approximately 17,800 subscribers connected via FTTB technology in Almaty, Astana, Dzhezkazgan, Taraz, Petropavlovsk and Karaganda.

FTTB Project

Our company is rolling out FTTB networks in Russia, Ukraine and the CIS. Technically, FTTB offers higher transmission speed, more bandwidth and better security compared to all existing xDSL and other quasi-broadband solutions. In Russia, where the local loop has not been unbundled and the quality of copper lines is generally poor, construction of fiber networks helps to create alternative high quality access to subscribers’ apartments.

As of December 31, 2010, we had approximately 1.4 million subscribers connected to our FTTB network in Russia. The network operates in 92 cities across Russia (84) and the CIS (8). The acquisition of Cortec in 2008 strengthened our company’s position in the broadband Internet market. We have the largest FTTB network in Moscow and the core broadband market in Russia. Our management has experience in an efficient rollout of fiber optic networks in densely populated metropolitan areas.

Intellectual Property

We rely on a combination of trademarks, service marks and domain name registrations, copyright protection and contractual restrictions to establish and protect our technologies, brand name, logos, marketing designs and Internet domain names. We have registered and applied to register certain trademarks and service marks in connection with our mobile telecommunications businesses. We have also registered and applied to register certain trademarks and service marks with the World Intellectual Property Organization in order to protect them in certain countries of the CIS.

Our registered trademarks and service marks include our brand name, logos and certain advertising features. Our copyrights are principally in the area of computer software for service applications developed in connection with our mobile and fixed-line network platform. We have copyrights to some of the designs we use in marketing and advertising our mobile services.

Properties

Kyivstar own a series of building consisting of 34,068 square meters that it owns at Degtyarivska, 53 in Kyiv. We use these buildings as an offices, print-center, sales center and car park. In addition, we own a set of buildings at Gagarina 103 in Dnipropetrovsk, consisting of 16,398 square meters, that we use as a switching center, garage and offices, a building at Vyshgorodska, 21 in Kyiv, consisting of 2,354 square meters, that we use as a switching center, a building at Bugaivska, 3 in Odesa, consisting of 8,600 square meters, that we use as administrative office and technical center, a building at Shelushkova, 96 in Zhytomyr, consisting of 1,966 square meters, that we use as a switching-office center, a building in Rovno, consisting of 1,426 square meters, that we use as a switching-office center, a building at Gorkogo, 84 in Chernigiv consisting of 1,177 square meters, that we use as switching-office center, a building at Keletska, 54B, consisting of 1,406 square meters, that we use as a switching-office center, a building at Gogolya, 413 in Cherkasy, consisting of 1,702 square meters (including garage), that we use as a switching-office center and garage. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

We own a series of five buildings consisting of approximately 24,000 square meters that we own at 10, Ulitsa 8 Marta in Moscow. We use these buildings as an administrative office, technical center warehouse and operating facility. In addition, we own a series of six buildings on Lesnoryadsky Pereulok in Moscow, constituting approximately 15,500 square meters, that are used as an administrative office, warehouse and operating facility. These buildings also house the main switches for our Moscow GSM-900/1800 network and our main and reserve IT centers. We also have offices at 4, Krasnoproletarskaya Street, in the center of Moscow. It consists of three leased administrative buildings of approximately 32,400 square meters. We also own a portion of a building in the center of Moscow on Ulitsa 1st Tverskaya Yamskaya consisting of approximately 3,000 square meters that we use as a subscriber service center, administrative and sales office. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

For a description of certain telecommunications equipment that we own, please see “—Equipment and Operations—Mobile Telecommunications Equipment and Operations—Mobile Telecommunications Network Infrastructure” and “—Equipment and Operations—Fixed-line Telecommunications Equipment and Operations—Fixed-line Telecommunications Network Infrastructure” above.

DESCRIPTION OF THE BUSINESS OF WIND TELECOM

On April 15, 2011, we completed the acquisition of Wind Telecom S.p.A., an international provider of mobile and fixed-line telecommunications and Internet services with operations in Europe (primarily Italy), North America, Africa, the Middle East and Asia. Weather Investments II S.à r.l., or Weather, the former owner of Wind Telecom, received 325,639,827 newly-issued VimpelCom common shares, 305,000,000 newly-issued VimpelCom convertible preferred shares and US$1,495.0 million in cash. The issuance of new VimpelCom shares for the acquisition had been approved by VimpelCom shareholders at a special general meeting on March 17, 2011. In addition, as part of the acquisition, following the closing thereof, certain assets have been and certain assets are intended to be demerged from the Wind Telecom group and transferred back to Weather, as further described below. If any of these transfers cannot be effected, Wind Telecom will retain those assets, and VimpelCom will make certain cash payments to Weather, as described below.

As of December 31, 2010, Wind Telecom’s wholly owned or jointly controlled businesses had in the aggregate approximately 122 million subscribers (excluding operations in Tunisia and Greece, which have been divested since such date), of which approximately 32 million were associated with the assets that were or are intended to be spun off in connection with our acquisition of Wind Telecom.

The Wind Telecom group operates in the telecommunications sector through two main operating sub-groups:

•	Wind Acquisition Holdings Finance S.p.A., or WAHF, and its subsidiaries, which we refer to collectively as the Wind Italy Group; and

•	Orascom Telecom Holding S.A.E. and its subsidiaries, which we refer to collectively as the OTH Group.

Wind Telecom currently provides mobile telecommunications services, either directly or through joint ventures with its partners, in Italy (marketed under the “WIND” brand), and in the following emerging markets: Algeria (marketed under the “Djezzy” and “Allo” brands), Pakistan (marketed under the “Mobilink” brand), Egypt (marketed under the “Mobinil” brand), Bangladesh (marketed under the “banglalink” brand), Canada (marketed under the “WIND Mobile” brand), Zimbabwe (marketed under the “Telecel” brand), North Korea (marketed under the “koryolink” brand), Central Africa Republic (marketed under “Telecel” brand) and Burundi (marketed under the “leo” brand).

Wind Telecom also provides fixed-line telecommunications and Internet services either directly or through joint ventures with its partners to corporate and retail customers in Italy (marketed under the “WIND” and “Infostrada” brands). In addition, Wind Telecom owns and operates a number of telecommunications businesses that support its mobile and fixed-line businesses, including retail distribution of mobile SIM cards and scratch cards, distribution of handsets, handset procurement, content development and aggregation, logistical support, network construction and maintenance, international communications services and undersea fiber optic cables.

The Wind Italy Group

Wind Italy’s Business

Wind Italy offers mobile, Internet, fixed-line voice and data products and services to consumer and corporate subscribers. As of December 31, 2010, Wind Italy’s mobile business had approximately 19.9 million subscribers. Wind Italy’s fixed-line business, which includes Internet (broadband and dial-up), voice and data services, had approximately 2.1 million Internet subscribers (1.9 million broadband subscribers), and approximately 3 million voice subscribers.

The Wind Italy Spin-off

After completion of the Wind Telecom acquisition, the following Wind Italy assets were transferred to Weather, effective as of May 3, 2011 (the “Wind Italy Spin-off”):

•

The Italy-Greece Medcable Marine cable is a 169 kilometer submarine cable consisting of 24 pairs of fiber optic that links to two technological sites located in Otranto, Italy and Aethos, Greece for the purpose of transporting and providing international traffic services.

•

Italia Online SRL, including all assets and personnel owned or employed by Wind Italy associated with the Libero portal business. Libero generates revenues mainly through advertising and offers a range of content and other services, including a search engine, news, and “vertical” channels organized in groups such as finance, automotive, women and travel. Wind Italy has entered into a service agreement with Libero to continue to utilize the Libero Internet portal.

•	ITNET S.r.l, an Internet service provider.

•

100% ownership interest in Wind International Services S.p.A. (“WIS”), and its subsidiaries. WIS manages a long distance international telecommunications network, which provides voice and data services by satellite, electrical and optical cable and new generation technologies together with the related support services. WIS provides interconnection services for OTH Group operations in Algeria, Pakistan, Egypt, Bangladesh and several sub-Saharan operations. Weather, WIS and VimpelCom have entered into an agreement governing the routing of Wind Telecom group traffic and the mutual provision of services between the Wind Telecom group and WIS following the transfer of WIS to Weather.

Wind Italy’s Licenses

Wind Italy’s license to provide mobile telephone services in Italy using digital GSM 1800 and GSM 900 technology was issued in 1998 and expires in 2018. Wind Italy acquired its UMTS license in 2001, and it is expected to expire in 2029. The UMTS license covers all Italian regional capitals.

Wind Italy’s fixed line services are provided pursuant to a 20-year license obtained from the Italian Ministry of Economic Development in 1998 that expires in 2018.

The OTH Group

The OTH Group’s Business

The OTH Group is a telecommunications company with interests in mobile telecommunications networks in markets in the Middle East, Africa, Asia and North America.

With respect to the OTH Group’s non-GSM businesses, Orascom Telecom Ventures S.A.E. owns ARPU+, which provides consumer and business Internet services and mobile value-added services, Link Development, which is specialized in software development and hosting in North Africa and the Middle East and provides services such as mobile solutions, user experience design and e-commerce applications, among others, and LINKonLINE and Connect Ads, which provide online advertising and content through the development of leading Internet portals in Egypt, Middle East and Africa.

OTA—Algeria

OTA operates a GSM network in Algeria and provides a range of prepaid, postpaid and hybrid postpaid-prepaid products encompassing voice, data and multimedia, using the corporate brand “Orascom Telecom Algérie” and the two commercial brands of “Djezzy” and “Allo.” OTA launched its operations in February 2002. OTA commenced operations under the brand “Djezzy” and introduced the prepaid brand “Allo” in September 2004. As of December 31, 2010, OTA had approximately 15.1 million subscribers.

As of December 31, 2010, the OTH Group directly or indirectly owned 96.81% of OTA, with the remaining 3.19% interest held directly by Cevital, a major Algerian manufacturer of food products and a non-OTH related entity. Under the terms of OTA’s license, the OTH Group is required to own more than 50% of the share capital and voting rights of OTA at all times. For information regarding the risks associated with OTA’s operations in Algeria, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH.”

Pakistan Mobile Communications Limited

Pakistan Mobile Communications Limited, which we refer to as Mobilink or PMCL, operates a GSM network in Pakistan and provides a range of prepaid and postpaid voice and data telecommunications services to both retail and corporate subscribers, using the brand name “Mobilink”. Mobilink launched its operations in August 1994 after it was founded in 1990 as a joint venture between Motorola and the Saif Group. As of December 31, 2010, Mobilink had approximately 31.8 million subscribers.

The OTH Group has a 100% economic interest in Mobilink.

Orascom Telecom Bangladesh Limited

Orascom Telecom Bangladesh Limited, or OTBL, (formerly known as Sheba) operates a GSM telecommunications business in Bangladesh and provides a range of prepaid and postpaid voice and data telecommunications services, using the brand name “banglalink”. As of December 31, 2010, OTBL had approximately 19.3 million subscribers.

OTH owns 100% of Orascom Telecom Ventures, which owns 100% of the shares of OTBL (the percentage ownership includes a de minimis number of directors and other qualifying shares). Under a technical assistance agreement, OTH provides services to OTBL in exchange for a fee. If OTBL’s GSM license is renewed, the management services will be automatically extended for the period of renewal.

Telecel Globe—Africa

Telecel Globe launched its operations in February 2008. It is an international telecommunications company that manages GSM operators in small and medium sized developing countries with high growth potential. Telecel Globe currently owns GSM networks in the Central African Republic (through Telecel Centrafrique) and Burundi (through its subsidiary U-COM). As of December 31, 2010, Telecel Globe had approximately 3.2 million subscribers.

In addition, Telecel Globe manages a GSM network in Zimbabwe (Telecel Zimbabwe). Telecel Zimbabwe is 60% indirectly owned by OTH. The remaining 40% stake in Telecel Zimbabwe is held by the Empowerment Corporation of Zimbabwe, a consortium of local Zimbabwean investors.

WIND Mobile—Canada

Globalive Wireless Management Corp., or WIND Mobile, a spectrum license holder in Canada, is a new entrant 3G operator in Canada. As of December 31, 2010, WIND Mobile had approximately 232,600 subscribers. OTH holds its interest in WIND Mobile and other Canadian telecommunications companies through Globalive Investment Holdings Corp. OTH indirectly holds approximately 65% of the outstanding shares of Globalive Investment Holdings and approximately 32% of the voting rights. For information regarding challenges to the legality of WIND Mobile’s ownership structure, see “Item 3—Key Information—D. Risk Factors—Risks Related to Wind Telecom’s Business—Risks Related to OTH’s Business—The legality of the ownership structure for operations in Canada is being challenged.”

OTH Group’s Licenses

License Holder(1)	License Type	Territorial Coverage	Expiration Date
OTA	GSM 900/1800 (mobile)	Algeria	April 18, 2016
OTA	VSAT data-voice license (mobile)	Algeria	February 28, 2014
Mobilink	Mobile communications services and MVNO	Pakistan (excluding Azad Jammu & Kashmir)	July 5, 2022
Mobilink	MVNO services (radio spectrum of 4.8, 4.8MHz and 8.8, 8.8MHz)	Azad Jammu & Kashmir, and Gilgit Baltistan	June 25, 2021
OTBL	GSM 2.6MHz (mobile)	Bangladesh	November 29, 2026
Telecel Globe(2)	GSM 900/1800 (mobile and Internet)	Zimbabwe	June 1, 2013
Telecel Globe (Telecel-CAR)	GSM 900/1800 (mobile)(2)	Central African Republic	July 30, 2038
Telecel Globe (U-COM Burundi) SA	GSM 900/1800 (mobile)	Burundi	April 29, 2014
Telecel Globe (U-COM Burundi) SA	CDMA	Burundi	August 3, 2021
WIND Mobile(3)	International Telecommunications Services	Telecommunications between Canada and other countries	June 30, 2019

(1)	Licenses relating to assets that are intended to be spun off in connection with the Wind Telecom acquisition, as further described below, are not included.
(2)	Under the terms of the license, Telecel Zimbabwe was required to have a maximum foreign ownership of 49% by June 2007. Due to the economic and political circumstances, Telecel International was not able to dispose of the 11% it owns in excess of 49% and on August 9, 2007, the Zimbabwean Regulatory authority issued a license cancellation order notice to Telecel Zimbabwe, which was suspended on August 15, 2007, pending a decision by the Minister of Transport and Communication.
(3)	For information regarding challenges to the legality of WIND Mobile’s ownership structure, see “Item 3—Key Information—D. Risk Factors—Risks Related to Wind Telecom’s Business—Risks Related to OTH’s Business—The legality of the ownership structure for operations in Canada is being challenged.”

The OTH Spin-off

In connection with our acquisition of Wind Telecom, we are planning to spin off the following OTH Group assets, which we refer to as the OTH Spin-off Assets, and transfer them to Weather:

•

MobiNil/ECMS. OTH holds, directly and indirectly through MobiNil Telecommunications S.A.E., or MobiNil, a 34.6% interest in Egyptian Company for Mobile Services S.A.E., or ECMS. ECMS operates a GSM network in Egypt and provides a range of prepaid and postpaid voice and data telecommunications services, using the brand name “Mobinil”.

•

Koryolink. OTH has a 75% interest in a North Korean joint venture (CHEO Technology Joint Venture Company) with the Korean Post and Telecommunications Company (which holds 25%) which operates in the Democratic People’s Republic of Korea. The joint venture operates under the brand name “koryolink”.

•

Med Cable/TWA. OTH holds a 100% stake in Med Cable Limited (UK) and a 51% stake in Trans World Associate (Private) Limited, which build and operate undersea fiber optic cables to carry international voice and data traffic between Algeria and Pakistan and international telecommunications hubs in Europe and the Middle East.

•

MENA. OTH holds, directly and indirectly, a 100% interest in Middle East and North Africa for Sea Cables (Free Zone II), which builds, operates and rents sea cables, networks and infrastructure for international telecommunications.

•

OT Ventures. Orascom Telecom Ventures S.A.E. owns Egyptian Internet portals and other ventures in Egypt including Link Development, ARPU+ and LINKonLINE. It also owns a 99.9% stake in OT Lebanon, which holds the management contract of Alfa (a leading Lebanese mobile operator).

Pursuant to our intended spin-off plan, the OTH Spin-off Assets will be first transferred to the existing shareholders of OTH by way of a legal demerger under Egyptian law whereby OTH is essentially split into two companies with the exact same shareholders. One company will hold the core assets to be retained by the Wind Telecom group and one company will hold the OTH Spin-off Assets. Following this demerger, the shares held by the Wind Telecom group in the company holding the OTH Spin-off Assets will be transferred to a subsidiary of Weather. The demerger and transfer are both expected to occur promptly following receipt of the required final approval by the Egyptian Financial Supervisory Authority, or EFSA.

If the demerger with respect to the OTH Spin-off Assets cannot be completed on or prior to December 31, 2011 or such earlier date as agreed by our company and Weather (referred to as the Spin-off Plan Outside Date), then the following will occur:

•	all OTH Spin-off Assets shall be retained by VimpelCom;

•	on the Spin-off Plan Outside Date, VimpelCom will make a cash payment to Weather of US$600 million as additional consideration; and

•

if France Telecom, OTH’s partner in MobiNil, does not exercise its call option under the MobiNil shareholders agreement within the first 120 “business days” (as defined in the MobiNil shareholders agreement) following April 15, 2011, VimpelCom shall make a further additional cash payment of US$170 million as further additional consideration on the later to occur of (A) the 121st “business day” (as defined in the MobiNil shareholders agreement) following April 15, 2011 and (B) the Spin-off Plan Outside Date.

Legal Proceedings

Telenor Arbitration

In a letter dated January 9, 2011, Altimo Holdings, a member of the Alfa Group, wrote to VimpelCom Ltd. stating that an affiliate of Altimo Holdings owns shares in Orascom sufficient in value for the Wind Telecom Transaction to be treated as a “Related M&A Transaction” under the VimpelCom shareholders agreement. The VimpelCom shareholders agreement provides that the issuance of VimpelCom Ltd. shares in a Related M&A Transaction is not subject to any pre-emptive rights for Altimo or Telenor. At its meeting on January 16, 2011, the VimpelCom Ltd. supervisory board concluded that the Wind Telecom Transaction should be regarded as a Related M&A Transaction and therefore is not subject to any pre-emptive rights for either Altimo or Telenor under the VimpelCom shareholders agreement. The supervisory board approved the Wind Telecom Transaction by a vote of six to three. The three Telenor nominees on the supervisory board voted against the Wind Telecom Transaction. The three Altimo nominees on the supervisory board and the three independent members of the supervisory board voted for the Wind Telecom Transaction.

On January 28, 2011, Telenor commenced arbitration proceedings against each of Altimo Holdings, Altimo Coöperatief, one of VimpelCom Ltd.’s largest shareholders, and a member of the Alfa Group, and VimpelCom Ltd. (the “Arbitration Proceedings”) for the stated purpose of enforcing its alleged pre-emptive rights under the VimpelCom shareholders agreement with respect to VimpelCom Ltd. shares to be issued in the Wind Telecom Transaction.

On February 7, 2011, Telenor commenced proceedings in the English Commercial Court (the “Court”) seeking an injunction (the “Injunction Request”) which, if granted, would have prevented VimpelCom Ltd. from proceeding with the special general meeting of its shareholders on March 17, 2011 at which the Wind Telecom Transaction was proposed for approval until after the arbitration tribunal reached a final decision in the Arbitration Proceedings, unless VimpelCom Ltd. authorized and issued to Telenor its alleged pre-emptive shares on the basis that the Wind Telecom Transaction is not a “Related M&A Transaction” under the VimpelCom shareholders agreement. The hearing of the Injunction Request took place on February 25, 2011. On March 1, 2011, the Court handed down its judgment in which it refused to grant the Injunction Request. VimpelCom Ltd., Altimo Holdings, Altimo Coöperatief and Weather have given various undertakings to the Court (the “Undertakings”) intended to (a) ensure that Telenor will receive its pre-emptive shares should the tribunal in the Arbitration Proceedings ultimately find in Telenor’s favor and (b) protect Telenor’s voting stake from dilution below 25% plus one share between the closing of the Wind Telecom Transaction and the resolution of the Arbitration Proceedings.

In the Arbitration Proceedings, Telenor specifically seeks an award (a) declaring that the Wind Telecom Transaction is not a “Related M&A Transaction”; (b) declaring that VimpelCom Ltd., Altimo Holdings and Altimo Coöperatief breached the VimpelCom shareholders agreement by declaring the Wind Telecom Transaction to be a “Related M&A Transaction” and denying Telenor its pre-emptive rights in connection with the Wind Telecom Transaction; (c) compelling VimpelCom Ltd., Altimo Holdings and Altimo Coöperatief to take all actions necessary to permit Telenor to exercise its pre-emptive rights in connection with the Wind Telecom Transaction; (d) declaring that Altimo Holdings and Altimo Coöperatief, through their actions and inaction in connection with the Wind Telecom Transaction, failed to exercise their pre-emptive rights and may not now claim any such rights; (e) directing that, during the pendency of the Arbitration Proceedings, the Undertakings shall remain in force and granting such other and additional interim relief as will preserve Telenor’s rights as a shareholder in VimpelCom Ltd. and as a party to the VimpelCom shareholders agreement; (f) granting Telenor all appropriate relief in respect of all violations by Altimo Holdings, Altimo Coöperatief and VimpelCom Ltd. of the VimpelCom shareholders agreement and New York law, so as to place Telenor in the position it would have been had such violations not occurred, and ruling that Altimo Holdings and Altimo Coöperatief shall not benefit in any manner from their improper conduct; (g) awarding Telenor damages for the harm caused by violations by Altimo Holdings, Altimo Coöperatief and VimpelCom Ltd. of the VimpelCom shareholders agreement and New York law, in an amount to be determined by the tribunal in the Arbitration Proceedings; (h) awarding Telenor its costs and disbursements in respect of the Arbitration Proceedings and the proceedings before the Court, including its reasonable attorneys’ and experts’ fees, in accordance with Article 38 of the UNCITRAL Arbitration Rules; and (i) awarding Telenor such other and further relief as the tribunal in the Arbitration Proceedings deems just and proper.

Our shareholders approved the Wind Telecom Transaction at the special general meeting of shareholders held on March 17, 2011. On April 15, 2011, Altimo announced that in connection with the closing of the Wind Telecom Transaction, it intended to take measures to trigger the termination of the VimpelCom shareholders agreement. On June 6, 2010, Altimo announced that it entered into an agreement to sell 123,600,000 of our convertible preferred shares to Forrielite, a company based in Cyprus, whose beneficial owner is Oleg Kiselev, a Russian investor. On June 10, 2011, we received a notice from Altimo that it has completed the sale of 123,600,000 convertible preferred shares, which reduced its voting rights in our company to below 25%, and as a result the VimpelCom shareholders agreement will terminate six months following the date of such notice. Immediately upon termination of the VimpelCom shareholders agreement, a new set of corporate bye-laws (Section B of our existing bye-laws) will automatically come into effect, to the exclusion of Section A of our bye-laws, which shall cease to have further effect. Unlike the set of corporate bye-laws currently in effect (Section A of our bye-laws), Section B of our bye-laws does not contain preferential shareholder rights for Altimo or Telenor (with the exception of certain transitional provisions applicable for the six-month period following termination of the VimpelCom shareholders agreement). Termination of the VimpelCom shareholders agreement could lead to further disputes between Telenor and Altimo and present the possibility of a disposition by Telenor of its stake in our company. For more information on the risks associated with this litigation, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Litigation involving Telenor and Altimo, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects,” “—If Telenor is successful in the Arbitration Proceedings, it could lead to significant dilution to our minority shareholders,” “—The issuance of a significant number of our shares in the Wind Telecom Transaction and a resulting “market overhang” could adversely affect the market price of our ADSs,” “—A disposition by our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business.”

Proceedings Involving OJSC VimpelCom and Its Subsidiaries

KaR-Tel Litigation

Prior to our acquisition of KaR-Tel, in November 2003, KaR-Tel redeemed for an aggregate of 450,000.0 Kazakhstani tenge (or approximately US$3,100.0 based on the Kazakhstani tenge to U.S. dollar exchange rate as of December 31, 2003) the equity interests of Turkish companies, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S. (the “Former Shareholders”), owning an aggregate of 60.0% of the equity interests in KaR-Tel, in accordance with an October 30, 2003 decision of the Review Panel of the Supreme Court of Kazakhstan. The decision was based on the finding that the Former Shareholders inflicted material damage on KaR-Tel by causing KaR-Tel to lose a valuable government tax concession and selling KaR-Tel obsolete and over-priced telecommunications equipment. The redemption process was initiated on April 15, 2002 by a repeated extraordinary general meeting of KaR-Tel shareholders reconvened by a shareholder owning 40.0% of the equity interests in KaR-Tel. In late August 2004, prior to our acquisition, we received letters from the Former Shareholders claiming that they continue to own such interests and stating that, without their approval, all KaR-Tel deals are illegal and invalid. The Former Shareholders stated in these letters that subsequent to such redemption, their respective managements were taken over by The Savings Deposit Insurance Fund (the “Fund”), a Turkish state agency responsible for collecting state claims arising from bank insolvencies. The Former Shareholders indicated in their letters that they were preparing to put their case before the International Center for the Solution of Investment Disputes (“ICSID”), an independent organization with links to the World Bank.

Based on information disclosed by ICSID, an action by the Former Shareholders against the Republic of Kazakhstan, the subject matter of which is “telecommunications enterprise,” was filed in August 30, 2005. While we understand that this action does pertain to the Former Shareholders and their former interests in KaR-Tel, neither VimpelCom nor KaR-Tel is a party to this action. According to ICSID, the arbitration tribunal issued an award in favor of the Former Shareholders on July 29, 2008. Based on information in publicly available sources, the tribunal found that, among other things, the Republic of Kazakhstan expropriated the Former Shareholder’s investment in KaR-Tel without complying with conditions set forth in the Bilateral Investment Treaty between the Republic of Kazakhstan and the Republic of Turkey. However, the tribunal’s award did not address the validity of the decision of the Review Panel of the Supreme Court of Kazakhstan. The tribunal ordered the Republic of Kazakhstan to pay US$125.0 million plus interest to the Former Shareholders. According to ICSID, annulment proceedings were registered on November 7, 2008 and a decision of the appeal committee on the application for annulment was issued on March 25, 2010. Although the ICSID website does not provide any information about the appeal committee’s decision, according to a copy of the decision obtained from a website that does not appear to be associated with ICSID, the appeal committee dismissed the Republic of Kazakhstan’s appeal in its entirety. We cannot assure you that the Former Shareholders or other parties will not pursue any action against us or KaR-Tel in any forum or jurisdiction. If the Former Shareholders or other parties were to prevail in any such action, we could lose ownership of up to 60.0% of our interest in KaR-Tel, be required to reimburse the Former Shareholders for the value of their interests or otherwise suffer monetary and reputational or other damages that cannot currently be quantified.

On January 10, 2005, KaR-Tel received an “order to pay” (“Order to Pay”) issued by the Fund in the amount of approximately US$4.9 billion at the exchange rate as of March 31, 2011 (stated as approximately Turkish lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The Order to Pay, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The Order to Pay does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004.

On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order and requesting the Turkish court to cancel the Order to Pay and stay of execution proceedings in Turkey. The petition was assigned to the 4th Administrative Court in Turkey to be reviewed pursuant to applicable law.

On June 1, 2006, KaR-Tel received formal notice of the 4th Administrative Court’s ruling that the stay of execution request was denied. KaR-Tel’s Turkish counsel has advised KaR-Tel that the stay request is being adjudicated separately from the petition to cancel the Order to Pay. KaR-Tel submitted an appeal of the ruling with respect to the stay application.

KaR-Tel received the Fund’s response to the petition in June 2006. In its response to KaR-Tel’s petition, the Fund asserts, among other things, that the Order to Pay was issued in furtherance of its collection of approximately Turkish lira 7.55 quadrillion (prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005) (equivalent to approximately US$4.9 billion at the exchange rate as of March 31, 2011) in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition asserts that the Uzan group of companies includes the Former Shareholders and KaR-Tel. In June 2006, KaR-Tel submitted a response to the Fund’s defense in which it denied in material part the factual and legal assertions made by the Fund in support of the Order to Pay. In December 2008, KaR-Tel received the Fund’s further response to KaR-Tel’s petition. On December 11, 2008, KaR-Tel received a Decision of Territorial Court of Istanbul dated December 12, 2007, wherein the Court rejected KaR-Tel’s appeal with respect to the stay of execution request.

On October 20, 2009, KaR-Tel filed with Sisli 3rd Court of the First Instance in Istanbul a claim to recognize in the Republic of Turkey the decision of the Almaty City Court of the Republic of Kazakhstan dated June 6, 2003 regarding, among other things, compulsory redemption of equity interests in KaR-Tel owned by Rumeli Telecom A.S., or Rumeli, and Telsim Mobil Telekomunikasyon Hizmetleri A.S. (“Telsim”), which was confirmed by the Civil Panel of the Supreme Court of the Republic of Kazakhstan on June 23, 2003, as amended by the resolution of the Review Panel of the Supreme Court of the Republic of Kazakhstan dated October 30, 2003 (“Recognition Claim”). On October 20, 2009, KaR-Tel also filed with the 4th Administrative Court of

Istanbul a petition asking the Court to treat the recognition of the Kazakhstan court decision as a precedential issue and to stay the proceedings in relation to the order to pay.

On September 28, 2010, Sisli 3rd Court of the First Instance in Istanbul reviewed the Recognition Claim and ruled in favor of KaR-Tel recognizing the Kazakhstan Court judgments on the territory of the Republic of Turkey. The defendants, Rumeli and Telsim, have appealed the decision. KaR-Tel submitted its responses to such motion on appeal on January 20, 2011. The case is in appeal stage in 11th Civil Chamber of the Supreme Court and as of the date of this Annual Report on Form 20-F, no hearing on the appeal has been scheduled.

On October 25, 2010, the 4th Administrative Court of Istanbul reviewed KaR-Tel’s petition to annul the Order to Pay and ruled in favor of KaR-Tel. The court recognized the Order to Pay as illegal and annulled it. The defendants have appealed the ruling. On February 18, 2011, KaR-Tel submitted its response to the motion on appeal and on April 20, 2011, the Fund submitted its reply to KaR-Tel’s response. The appeal case has been sent to the relevant body on appeal proceedings, but as of the date of this Annual Report on Form 20-F, no hearing on the appeal has been scheduled.

There can be no assurance that claims targeting our ownership of KaR-Tel will not be brought by the Fund directly against us or our other subsidiaries or that KaR-Tel and/or OJSC VimpelCom or its other subsidiaries will not be required to pay amounts claimed to be owed on the basis of other claims made by the Fund. The adverse resolution of any other matters that may arise in connection with any other claims made by the Fund, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness.

For more information on these risks, and other risks associated with our acquisition of KaR-Tel, refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Claims by the former shareholders of Limited Liability Partnership KaR-Tel and/or the Turkish Savings Deposit Insurance Fund or others may result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest in KaR-Tel.”

Petition for Appraisal

On April 18, 2008, Global Undervalued Securities Fund, L.P. (“Global Undervalued”) timely filed a petition in a Delaware court demanding appraisal of its 1,367,328 shares of Golden Telecom which it did not tender in the tender offer pursuant to which our company acquired Golden Telecom. On April 23, 2010, the court determined the fair value of Golden Telecom shares to be US$125.49 per share. Interest was to be applied for a period from February 28, 2008 to the date of payment. Golden Telecom filed a motion for reargument which was denied by the court and a final judgment was entered on May 27, 2010. Golden Telecom filed a timely notice of appeal and Petitioners filed a cross-appeal of the judgment in Delaware Supreme Court. We accrued a loss contingency in the amount of US$52.7 million in relation to cash rights for shares of Golden Telecom.

In June 2010, Golden Telecom and Global Undervalued entered into an agreement pursuant to which in July 2010, Golden Telecom paid to Global Undervalued US$165.5 million based on the US$105.00 per share tender offer price and interest, partially repaying the liability recorded as of June 30, 2010. Pursuant to the agreement, in July 2010 Golden Telecom deposited US$33.2 million into an escrow account. This escrowed amount was based on the difference between the US$105.00 per share tender offer price and the court-determined US$125.49 fair value of each Golden Telecom plus interest thereon through December 31, 2010. On December 29, 2010, the Delaware Supreme Court rendered a final resolution of the appraisal litigation by affirming the April 23, 2010 decision valuing Golden Telecom shares at US$125.49 per share. Pursuant to the agreement between Golden Telecom and Global Undervalued, on January 13, 2011, the US$33.2 million in the escrow account was released to Global Undervalued to satisfy the remaining portion of appraisal judgment. On January 18, 2011, Golden Telecom paid Global Undervalued US$68,036.50, the amount of interest accrued from January 1, 2011 through January 13, 2011. As of January 18, 2011, the judgment in the appraisal litigation has been fully satisfied, resulting in a final conclusion to Global Undervalued’s petition for appraisal.

FAS Litigation

Interconnection Arrangement Proceedings. In December 2009, the Russian anti-monopoly regulators commenced proceedings against us alleging violations of the Russian Federal Law “On Protection of Competition” by imposing unfair prices for interconnection with other operators. The penalty for such violations could have resulted in fines of up to 15.0% of the revenues derived from the relevant services. We ceased to conduct the activities that allegedly violated the law and the case was dismissed on September 22, 2010. FAS initiated administrative proceedings against us in relation to our alleged violations of the law on January 28, 2011. On April 5, 2011, FAS issued its decision that we were in violation of the law and subject to fines for such violations of approximately RUR 7.3 million (or approximately US$257.5 thousand as of April 5, 2011). On April 27, 2011, we appealed the FAS finding subjecting us to fines. We separately filed an appeal challenging the FAS decision. We filed a petition to join the two appeal cases, which was granted on June 3, 2011. A hearing on the joint cases is scheduled for July 22, 2011.

Roaming Tariff Proceedings. In March 2010, the FAS commenced proceedings against OJSC VimpelCom, MTS and MegaFon alleging violations of the Russian Federal Law “On Protection of Competition” relating to our pricing for interconnection and roaming services. On November 23, 2010, the FAS issued its decision that OJSC VimpelCom, MTS and MegaFon violated the Russian Federal Law “On Protection of Competition” with respect to the pricing of roaming services and ordered that OJSC VimpelCom stop such violations. In addition, OJSC VimpelCom was subject to fines of up to 15.0% of its roaming revenues in 2009. As a result, in September 2010, OJSC VimpelCom accrued a loss contingency in the Russian ruble equivalent of approximately US$2.4 million (at the March 31, 2011 exchange rate). On March 9, 2011 OJSC VimpelCom received the FAS decision imposing a fine of RUR 12.0 million (approximately US$0.4 million at the exchange rate as of March 9, 2011). OJSC VimpelCom did not challenge the decision and paid this fine in full.

Moscow Traffic Agreement Proceedings. In May 2010, the FAS concluded that OJSC VimpelCom’s traffic agreement in Moscow violated anti-monopoly legislation. OJSC VimpelCom challenged the FAS findings and on March 21, 2011, the first instance court dismissed OJSC VimpelCom’s claims. OJSC VimpelCom does not believe that it has violated Russian law and appealed the dismissal of its challenge of the FAS decision on April 26, 2011. On June 9, 2011, the appeal court dismissed OJSC VimpelCom’s appeal. OJSC VimpelCom intends to appeal this decision. On March 9, 2011, OJSC VimpelCom received the FAS decision imposing a fine on OJSC VimpelCom related to FAS’s finding of the violation of the anti-monopoly law legislation in the amount of RUR 10 million (approximately US$0.3 million at the exchange rate as of March 9, 2011). On April 19, 2011, OJSC VimpelCom appealed the fines to which it is subject. The proceedings were suspended pending the outcome of the decision in the underlying case. As of the date of this Annual Report on Form 20-F, OJSC VimpelCom has not received any information regarding the resumption of these proceedings.

Sky Mobile Litigation

Since November 2006, the chief executive officer and directors of OJSC VimpelCom have received several letters from OJSC Mobile TeleSystems (“MTS”) and its representatives claiming that Sky Mobile’s Kyrgyz telecom business and its assets were misappropriated from Bitel, an MTS affiliate, and demanding that we not purchase Sky Mobile, directly or indirectly, or participate or assist in the sale of Sky Mobile to any other entities. These letters suggested that MTS will take any and all legal action necessary against our company in order to protect MTS’s interest in Bitel and Bitel’s assets. In October 2010, we acquired 50.1% of the share capital of Menacrest, the parent company of Sky Mobile. As of the date hereof, management is not aware of any pending legal action against our company in connection with this matter, except for the litigation against Sky Mobile discussed in the paragraph below.

Sky Mobile is a defendant in litigation in the Isle of Man. The litigation was brought by affiliates of MTS against Sky Mobile and affiliates of Altimo and alleges that the Kyrgyz judgment determining that an Altimo affiliate was the rightful owner of interest in the equity of Bitel prior to the asset sale between Sky Mobile and Bitel was fraudulent and that Bitel shares and Sky Mobile assets were misappropriated. The legal proceedings in this matter are pending. At this time the company is unable to assess the likelihood of the ultimate outcome of this litigation and its effect on our operating results and financial position.

For the risks related to matters involving Sky Mobile, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to claims in connection with Sky Mobile.”

Other Proceedings in Russia

Two lawsuits have been filed by the State Property Committee (Federal Agency for Management of the State Property) against Sovintel seeking eviction from the premises (approximately 4,000 square meters) at

Krasnokazarmennya Street, where its Data Center and equipment are currently located. In substantiation of the claims, the plaintiff asserts that the lease agreement between Sovintel and FGUP VEI and the sublease agreements with other lessees are void, because they were entered into without consent from the owner (the State Property Committee) to lease and sublease such premises. Both of these lawsuits were dismissed and the period for appeal in each has expired. In case of adverse decisions of the court, eviction of Sovintel from the premises may cause interruption of the work of the equipment (fixed-line network) that could have a negative impact on the future results of operations of our company commencing the period when such interruption occurs.

Kazakhstan Antimonopoly Proceedings

On May 14, 2010, the KAA initiated an investigation into the alleged breach of antimonopoly laws of Kazakhstan by all three Kazakhstan GSM operators (KaR-Tel LLP (Beeline), GSM Kazakhstan OAO Kazakhtelecom LLP (TM KCell, Active), and Mobile Telecom Systems LLP (TM Neo)), claiming these operators had abused their dominant position by the way they determine the threshold (minimum) balances on consumers’ accounts required for switching on and off roaming services (the “Threshold Amounts”). In addition, the KAA decided to investigate (jointly with FAS) possible breaches of Kazakhstan antimonopoly law by all three Kazakhstan GSM operators, including KaR-Tel, as well as their partner operators in the Russian Federation, for anticompetitive concerted actions, agreements for price maintenance and the use of per-minute billing. The KAA also proposed to the Ministry of Telecommunications and Information of Kazakhstan an earlier date for transfer to per-second billing for roaming services (the date determined by law is January 1, 2012), and to conduct an evaluation of roaming tariffs.

On June 21, 2010, the KAA completed its investigation related to the Threshold Amounts and alleged that all three Kazakhstan GSM operators abused their dominant position by establishing the Threshold Amounts and by switching off a consumer’s roaming services when there is a negative balance on the consumer’s account.

On July 3, 2010, the KAA initiated an administrative procedure with respect to all three Kazakhstan GSM operators, including KaR-Tel, and issued a protocol on administrative offence (the “Protocol”). The KAA filed a claim based on the Protocol with the Administrative Court. The KAA also decided to continue another part of the investigation with respect to concerted actions of Kazakhstan and Russian GSM mobile operators on establishing and/or preservation of tariffs (the “Concerted Actions Investigation”). On July 16, 2010, KaR-Tel filed a claim to recognize as illegal and annul the acts of the KAA that served as a procedural basis for the Protocol. On October 19, 2010, the Interregional Economic Court of Astana ruled in favor of KaR-Tel and recognized as illegal, null and void all acts of the KAA and its territorial branch, which served as the procedural basis for the Protocol. The KAA appealed this decision and on December 13, 2010 the Court of Appeals affirmed the October 19, 2010 decision in favor of KaR-Tel. On January 17, 2011, the Court of Cassation reviewed the cassation petition of the KAA and upheld the October 19, 2010 and December 13, 2010 decisions. The court’s October 19, 2010 decision came into force on January 17, 2011, but is subject to appeal by the KAA for one year from that date.

On October 25, 2010, the KAA completed the Concerted Actions Investigation and reclassified alleged concerted actions of KaR-Tel and other Russian and Kazakhstan GSM operators into establishing of monopolistically high tariffs. On November 3, 2010, the KAA initiated an administrative procedure and issued a new protocol on administrative offence, according to which the KAA has found KaR-Tel and the other two Kazakhstan GSM operators liable for abuse of their dominant position on the market by way of establishing monopolistically high roaming tariffs (“the New Protocol”). As required under Kazakhstan law, the KAA has submitted the New Protocol to a Kazakh administrative court, and the court will decide on the merits and on applicable fines. While the company does not agree with the New Protocol and has challenged it, the ultimate resolution of this matter could result in a loss of up to KZT 9.9 billion (equivalent to approximately US$67.1 million at the exchange rate as of March 31, 2011) in excess of the amount accrued. On November 23, 2010, KaR-Tel filed a claim with the Astana Interregional Economic Court against the Agency requesting that the court recognize as illegal and to annul the acts of the Agency preceding the New Protocol. On February 24, 2011, the Interregional Economic Court of Astana ruled in favor of KaR-Tel and recognized as illegal, null and void the acts of the KAA. The court’s decision entered into force on March 30, 2011 and is subject to appeal by the KAA for one year from that date.

Proceedings Involving Kyivstar

Antitrust Proceedings in Ukraine

The UAMC is currently conducting an investigation of Kyivstar’s and other mobile telecommunications operators’ roaming charges and other tariffs. As a result of the investigation the UAMC may issue binding recommendations requiring mobile operators to take and/or refrain from certain actions and/or initiate a case investigation regarding violation of competition legislation.

If the UAMC finds that Kyivstar abused its dominance or was engaged in anticompetitive concerted practices, it could impose fines in the amount of up to 10.0% of revenues for the last financial year of the group of which Kyivstar is a member as well as in the amount of up to 300.0% of such group’s profits received from the activities carried out in violation of competition legislation. In addition, a third party could bring an action for damages suffered as a result of such violation, which could amount to up to 200.0% of the damages suffered by such third party.

In addition, the UAMC is investigating an unfair competition case in relation to alleged distribution by Kyivstar of misleading information on its tariffs. For an unfair competition violation the UAMC could impose a fine in the amount of up to 5.0% of revenues for the last financial year of the group of which Kyivstar is a member. A third party could bring an action for damages suffered as a result of such violation.

On May 25, 2009, the UAMC adopted a decision determining that all mobile network operators in Ukraine, including Kyivstar, hold a dominant position in respect of interconnections that terminate on their respective networks. The implementation of this decision would have resulted in the requirement that operators holding a dominant position on their respective networks comply with the NCCR regulations governing the pricing regime for interconnection services. In June 2009, however, the decision was suspended in order to further review operators’ objections and other implications of this decision. On June 24, 2010, the UAMC confirmed the initial decision which means that it is valid and the mobile operators, including Kyivstar, must comply with the NCCR regulations governing the pricing regime for interconnection services.

In addition, in June 2010, the UAMC initiated investigations on protection of economic competition in relation to international roaming tariffs charged by operators. On September 30, 2010, the UAMC issued a recommendation to all mobile operators to reduce international roaming tariffs. Kyivstar reduced its international roaming tariffs by 40.0% in order to comply with the recommendation.

Disputes regarding Interconnect Agreements

In October 2010, Ucomline filed a lawsuit against Kyivstar in the Commercial Court of Kyiv in which it sought a court decision that would obligate Kyivstar to enter into an interconnect agreement under conditions proposed by Ucomline. Kyivstar filed a counterclaim against Ucomline in the Commercial Court of Kyiv to oblige Ucomline to enter into an interconnect agreement under conditions proposed by Kyivstar. The dispute relates to determining rates for terminating fixed and international traffic from the Ucomline network on the Kyivstar network and terminating mobile traffic from the Kyivstar network on the Ucomline network. On December 29, 2010, the Commercial Court of Kyiv ruled in favor of Ucomline in full and in favor of Kyivstar’s counterclaim in part and further ruled that the interconnect agreement between the parties should be made as provided in the court decision. On January 6, 2011, Kyivstar filed an appeal to the Kyiv Appeal Commercial Court. Kyivstar’s appeal was dismissed on March 22, 2011 by the Kyiv Appeal Commercial Court and the decision of the Commercial Court of Kyiv was upheld in full. In April 2011 Kyivstar filed an appeal to the High Commercial Court of Ukraine where the matter is pending consideration.

On April 1, 2011, Kyivstar filed a lawsuit against Astelit in the Commercial Court of Kyiv to oblige Astelit to amend its current interconnect agreement with Kyivstar, as proposed by Kyivstar. On April 4, 2011 the Commercial Court of Kyiv returned the lawsuit of Kyivstar without consideration due to the fact that Kyivstar did not send the copies of its lawsuit to all known addresses of Astelit. Kyivstar did not agree with this decision of the Commercial Court of Kyiv and filed an appeal to the Kyiv Commercial Appeal Court, which, on May 10, 2011, made a decision in favor of Kyivstar and returned the case to the Commercial Court of Kyiv for due consideration on the merits of the case. Astelit in its turn did not agree with the decision of the Kyiv Commercial Appeal Court and filed an appeal to the High Commercial Court of Ukraine. As of the date of this Annual Report on Form 20-F, this case is currently pending consideration in the High Commercial Court of Ukraine.

At the same time, Astelit filed a counterclaim against Kyivstar in the Commercial Court of Kyiv to oblige Kyivstar to amend the interconnect agreement as proposed by Astelit. On May 27, 2011, the Commercial Court of Kyiv made a decision in favor of Astelit. Kyivstar did not agree with this decision of the Commercial Court of Kyiv and on June 6, 2011, filed an appeal to the Kyiv Commercial Appeal Court, where the matter is pending consideration.

For more detail regarding the lawsuits to which our company is a party and the matters discussed in this “—Legal Proceedings” section, please refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business.”

Management cannot make an estimate of the effects of the ultimate resolution of the unresolved matters described above on our consolidated financial statements. Other than the information disclosed above, to date, we have no provision in our accounts.

Proceedings Involving Wind Italy and its Subsidiaries

Wind Italy Tax Proceedings

As a general rule, interest paid to non-resident companies , including interest on loans, is subject to withholding tax levied at a domestic rate of 12.5% (specific rules are set forth for companies resident in black listed jurisdictions). The domestic rate may be reduced under an applicable treaty against double taxation. No withholding tax is due on interest payments by an Italian borrower if its lender can rely on the benefit of the withholding tax exemption set forth by the Italian rules implementing the European Union Directive on intra-group payments of interest and royalties (Article 26-quater of Italian Presidential Decree No. 600/73, the “Decree 600/73”). Such exemption applies to interest payments made to (i) sister companies having a 25% voting right in common with the borrower, (ii) direct shareholders owning a minimum 25% voting right in the borrower, iii) a company in which the borrower has at least 25% voting right, in each case, provided that the shareholding that attributes the voting rights of the parent (in the subsidiary or in the two sister companies, as applicable) has been held for more than one year; in cases where interest payments have occurred before the one year term has elapsed, withholding taxes apply and a request for refund can be submitted after the one year term elapses (the “E.U. Exemption Regime”).

On June 12, 2009, the Italian Tax Authority notified Wind Italy of the commencement of a tax audit (the “Tax Audit”) with reference to (i) the application by Wind Finance S.L. S.A., an affiliate of Wind Italy that issued, on 29 September 2005, the Second Lien Notes, pursuant to the E.U. Exemption Regime for a refund of withholding taxes on interest payments made for 2005 and part of 2006 by Wind Italy to Wind Finance SL S.A., and (ii) the eligibility for the E.U. Exemption Regime for withholding taxes on interest payments made by Wind Italy to Wind Finance SL S.A. for the remainder of 2006 and full years 2007 and 2008 on such Second Lien Notes. The scope of the Tax Audit was subsequently expanded to Wind Acquisition Finance S.p.A. (which was merged into Wind Italy on December 31, 2006) with reference to (i) the application by Wind Acquisition Finance S.A., an affiliate of Wind Italy that issued, on 28 November 2005, the 2015 Notes, pursuant to the E.U. Exemption Regime for a refund of withholding taxes on interest payments made for 2005 and part of 2006 by Wind Italy to Wind Acquisition Finance S.A., and (ii) the eligibility for the withholding tax exemption claimed under the E.U. Exemption Regime on interest payments made by Wind Italy to Wind Acquisition Finance S.A. for the remaining part of 2006 and full years 2007 and 2008 on the 2015 Notes.

On May 31, 2010, the findings of the Tax Audit were submitted to Wind Italy in a report (processo verbale di constatazione) (the “Tax Report”) stating that a 12.5% withholding tax should have been applied on the interest payments referred to in the Tax Audit, amounting to an approximate amount of €71 million in taxes.

On November 29 and 30, 2010, the Italian Tax Authority notified Wind Italy of the tax assessments for interest payments made by Wind Italy for the year 2005. The assessments quantify withholding tax not applied on interest payments made in 2005 by Wind Italy to Wind Finance S.L. S.A. and to Wind Acquisition Finance S.A. in the amount of €1,300,077, plus penalties in the amount of €1,950,115 (which equals 150% of the assessed withholding tax due), plus interest in the amount of €173,398 (which equals the interest computed up to November 30, 2010). The amount of withholding tax assessed as due for the year 2005 represents 2.5% of interest payments made by Wind Italy during that year, as Wind Italy had paid withholding tax at the rate of 10% (the rate provided by the Double Tax Treaty between Italy and Luxembourg) instead of at the rate of 12.5% (the ordinary rate provided by Italian law) because the minimum holding period required under the E.U. Exemption Regime had not yet passed. On January 25, 2011, Wind Italy filed with the Italian Tax Authority a request for mutual agreement (accertamento con adesione), which was inconclusive. On April 26, 2011, Wind Italy appealed both tax assessments before the competent Tax Court and this matter is pending.

To our knowledge, no tax assessments linked to the Tax Report have been issued for the years 2006, 2007 and 2008, which were also covered by the Tax Report. The Italian Tax Authority can notify such an assessment at any time up to December 31 of the fourth year following the year in which the relevant tax return is submitted. Consequently, assessments for the years 2006, 2007 and 2008 can be made until the end of the years 2011, 2012 and 2013, respectively. Were the Italian Tax Authority to confirm that the withholding tax on the relevant interest payments was due, Wind Italy would be required to pay withholding taxes and possible interest and penalties, unless it successfully contests the assessment before a tax court.

Proceedings Involving OTH and Its Subsidiaries

Algeria Tax Litigation

OTA has recently been subject to tax claims by the Algerian tax authority with respect to payment of taxes during its taxation period between 2002 and 2009.

Claims in relation to the period from July 2002 and ending in August 2007:

In 2002, when OTA signed its investment agreement with the Algerian Investment Promotion Organization in connection with its GSM license, OTA was granted favorable tax treatment for a period of five years starting in July 2002 and ending in August 2007. OTA has been charged by the Algerian Directions des Grandes Entreprises (Tax Department for Large-Scale Companies or “DGE”) with a final tax reassessment for 2004 and has been ordered to pay approximately Dinar 4.5 billion, including penalties, (equal to approximately US$61.2 million at an exchange rate of Dinar 74 per US$1). While a tax claim remains outstanding, OTA is unable to repatriate dividends to foreign investors, including OTH. With respect to the 2004 tax assessment, OTA filed a claim against the DGE and paid a deposit equal to the reassessed amount for 2004 and penalties, in order to obtain a payment deferment (in accordance with Article 74 of the Tax Procedure Code) and allow OTA to repatriate 50% of OTA’s 2008 dividend to foreign investors.

In November 2009, OTA received a further final tax reassessment for the years 2005 through 2007 from the DGE ordering it to pay approximately Dinar 50.0 billion, including penalties, (equal to approximately US$70.0 million at an exchange rate of Dinar 74 per US$1). The DGE has alleged that (i) OTA did not keep proper manual accounts during these years notwithstanding that OTA’s accounts were fully audited and approved by both OTA’s international auditors and its local statutory auditors, and (ii) OTA failed to deduct certain expenses such as management and bad debt expenses and therefore understated the taxable income.

In Algeria the tax authorities are able to raise additional tax assessments for four years after the end of the relevant tax period. However, once a preliminary tax claim is received by a company the four year statute of limitation is tolled. OTA has received the final tax assessment for the years 2004, 2005, 2006 and 2007. OTA filed a tax claim objection (tax appeal) on the 2004 as well as 2005, 2006 and 2007 final tax assessments.

On March 7, 2010 OTA received a rejection on its submitted administrative appeal filed on December 27, 2009 against the notice of reassessment dated November 16, 2009 received from the DGE in respect of the tax years 2005, 2006 and 2007. OTA’s administrative appeal in relation to the 2004 tax reassessment has also been rejected.

Tax claims in relation to the 2008 and 2009 tax years:

On September 30, 2010, OTH announced that OTA has received a preliminary tax notification from the DGE in respect of the years 2008 and 2009, in which said department has re-assessed taxes alleged to be owed by OTA in the amount of approximately Dinar 17.1 billion (equal to approximately US$230.6 million at an exchange rate of Dinar 74 per US$1), despite the fact that OTA has already paid the taxes due for these years.

The tax audit for these years was initiated in early 2010 following the tax filing for 2009. This reassessment was based primarily on the unfounded allegation that OTA did not keep proper accounts for the years 2008 and 2009 notwithstanding that OTA’s accounts were fully audited and approved by both OTA’s international auditors (KPMG), and its local statutory auditors.

OTA received a final tax notification from the DGE in respect of the years 2008 and 2009 in December 2010. OTA continues to appeal all of the tax claims. Without prejudice to their rights under the Investment Agreement, applicable bilateral investment treaty and applicable laws, OTA has prepaid claimed amounts and penalties totaling approximately Dinar 71.9 billion (equal to approximately US$971.7 million at an exchange rate of Dinar 74 per US$1). Any payments relating to claims that we challenge successfully will be refunded to us.

For more information on the risks associated with these tax claims, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH.”

Other Legal Proceedings in Algeria

On April 15, 2010, an injunction by the Bank of Algeria came into effect that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA. OTA has challenged this injunction in the Algerian courts but the case is still pending. As a result of the injunction OTA faces difficulties in importing equipment from foreign suppliers and is prevented from transferring funds outside of Algeria. The Algerian authorities have alleged breaches of foreign exchange regulations which could result in significant fines being levied on OTA and a criminal investigation has been initiated by the Bank of Algeria. OTH’s subsidiaries’ networks have also been subjected to shutdowns allegedly on the basis of national security concerns and OTA has been banned from advertising on Algerian state television. In addition, OTA’s importation of goods has been frozen by Algerian customs authorities.

The 2009 Finance Act creates a preemptive right over foreign companies in favor of the Algerian State which could interfere with OTH’s ability to sell its direct and indirect shareholding in OTA. The 2009 Finance Act also creates new requirements for companies to reinvest profits in Algeria. Under the 2010 Supplemental Finance Act profitable companies will be subjected to windfall taxes in the range of 30% to 80%.

Proceedings in Canada

On October 29, 2009, the CRTC, an independent regulatory body that regulates and supervises Canadian broadcasting and telecommunications systems, decided that WIND Mobile, of which we indirectly hold 65.08% of the outstanding shares and 32.02% of the voting rights, was not in compliance with Canadian ownership and control rules, and was therefore not eligible to operate as a telecommunications common carrier in Canada. Industry Canada, the Canadian governmental body responsible for awarding spectrum licenses, ruled that WIND Mobile was in compliance with Canadian ownership and control rules and granted WIND Mobile spectrum licenses on March 16, 2009.

On December 11, 2009, the Government of Canada varied the decision of the CRTC by Order in Council, confirming that WIND Mobile met the Canadian ownership and control rules and clearing it to commence operations. Following this decision, WIND Mobile commenced commercial operations on December 16, 2009.

Shortly after, certain of WIND Mobile’s competitors filed an application challenging the decision of the Government of Canada, and on February 4, 2011, the Federal Court of Canada ruled that the Government of Canada’s decision contained two legal errors and should be quashed. WIND Mobile appealed the Federal Court Ruling and was successful in its appeal. The appeal decision in favor of WIND Mobile may, however, be further appealed by the claimants. If the claimants were successful on any such appeal, and assuming that the Government of Canada does not render the Federal Court Ruling moot by changing the Canadian ownership and control rules or issuing a new or varied Order in Council, then the shareholders in WIND Mobile could be required to make changes to the ownership structure or financing arrangements in an effort to have the CRTC determine that WIND Mobile is compliant with those rules.

Regulation of Telecommunications

General Regulatory Environment

We are generally subject to regulation governing the operation of our business activities. Such regulation typically takes the form of industry specific laws and regulations covering telecommunications services and general competition law applicable to all activities. The following section describes the regulatory framework and the key regulatory developments in Russia, Kazakhstan, Armenia, Uzbekistan, Ukraine, Italy, Algeria, Pakistan and Bangladesh. We are also subject to significant regulation in other countries in which we operate, although we do not believe that such regulations are material to our business and results of operations.

Regulation of Telecommunications in Russia

The Federal law “On Communications” (the “Communications Law”) came into effect on January 1, 2004 and is the principal legal act regulating the Russian telecommunications industry. The Communications Law sets forth general principles for the regulation of the telecommunications industry, including a description of the institutional framework for the federal government’s involvement in the regulation, administration and operation of the telecommunications industry. The most important aspects of the Communications Law with respect to our business address the federal government’s authority to:

•	license communications service providers;

•	allocate radio frequencies;

•	certify telecommunications equipment;

•	allocate numbering capacity;

•	ensure fair competition and freedom of pricing; and

•	conduct oversight of operators’ compliance with the terms of their licenses and Russian law.

On March 3, 2006, certain amendments to the Communications Law were introduced, in particular legislation implementing calling party pays (“CPP”), which became effective on July 1, 2006. The CPP legislation prohibits mobile operators from charging their subscribers for incoming calls.

In order to establish and commercially launch a wireless telecommunications network, a company must receive, among other things:

•	a license to provide mobile telephony services using a specific standard and band of radio frequency spectrum;

•	permission to use radio frequency for its radio electronic devices, (“REDs”);

•	a decision on allocation of radio frequency bands;

•	registration of its REDs and high frequency equipment;

•	authorization to put into operation communications networks (including communications facilities); and

•	a decision on allocation of numbering resources.

For the risks related to the regulation governing the operation of communications networks, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We face uncertainty regarding our frequency allocations, equipment permits and network registration, and we may experience limited spectrum capacity for providing wireless services.”

On September 26, 2007, the Ministry of Information Technologies and Communications of the Russian Federation issued an order that designated ten additional pairs of access codes to long distance operators in Russia. This additional designation creates the potential for increased competition in the market for domestic and international long distance services in Russia if the new access codes are assigned to new operators.

On December 29, 2008, the Ministry of Communications and Mass Media (the “Ministry”) issued an order which extended the quantity of the new access codes. According to this order the Ministry has the opportunity to assign access codes to other operators after they put in commission their international and long distance communications networks.

On November 27, 2009, the Custom Union Commission issued decision No. 132 stating that from January 1, 2010 the authorized state bodies of executive power of the Custom Union member-states (Russia, Belorussia, Kazakhstan) must issue licenses and permissions for export and import of goods included in the Joint List of goods which are prohibited or limited for importation or exportation by the Custom Union member-states. This Joint List includes radio electronic devices and high-frequency devices of the civil assignment (RED), i.e. base stations of mobile communications networks, radio relay stations, etc.

On December 27, 2009, the Federal Law “On Personal Data” was amended. The requirement to use cryptographic facilities while processing personal data was cancelled, and the period for bringing personal data informational systems into compliance with the Personal Data Protection Law was extended to 2011.

On February 14, 2010, the Federal Law “On Amendments to Some Legislative Acts of the Russian Federation in the Telecommunication Area” cancelled the requirement to register communications networks on the basis of a system plan.

On August 10, 2010 amendments to the Federal Law “On Enforcement Proceedings” and the Federal Law “On Court Bailiffs” entered into force. Bailiffs have received the right to request personal data if it is necessary for the purposes of enforcement proceedings.

On June 29, 2010, the Federal Law “On Amendments to Article 2 of the Communications Law” determined which communications facilities could be classified as especially dangerous and technically complicated.

On July 27, 2010, the Federal Law “On Amendments to Article 2 of the Communications Law”, which became effective on October 29, 2010, extended the obligations of communication operators who provide television and radio broadcasting services by requiring that such operators broadcast obligatory tele- and radio channels without charging subscribers and broadcasters. This is an additional requirement for obtaining a license for these types of services.

The draft Federal Law No. 374483-5 “On Amendments to Article 24 of the Telecommunication Law” (concerning regulation of frequency bands allocation and frequency or frequency channels assignment) was adopted on February 23, 2011.

The draft Federal Law No. 405325-5 “On Amendments to Article 45 of the Telecommunication Law and to the Federal Law of Banks and Banking Operations” (concerning regulation of mobile payments) passed the first reading on October 6, 2010.

Russian Regulatory Authorities

The regulation in the telecommunications area in Russia is conducted by several governmental agencies. These agencies, whose functions are not often clearly defined, form a complex, multi-tier system of regulation and supervision that is subject to frequent revision.

The Ministry is currently the federal body with executive power to regulate the telecommunications industry. The Ministry has the authority to set policy and adopt regulations in the area of communications and make proposals to the President and the Russian Government on issuance of legal acts regarding certain key issues in the area of communications. The Ministry controls and coordinates the activity of the following entities: 1) the Federal Communications Agency (“Rossvyaz”) 2) the Federal Agency on Press and Mass Media (“Rospechat”) and 3) the Federal Supervisory Service for Communications, Information Technologies and Mass Media (“Roskomnadzori”).

The primary function of Roskomnadzor is the licensing of activities in the area of telecommunications, issuing permissions for radio frequency use, control over telecommunications and information technologies, control over radiation of REDs and high frequency devices and the registration of REDs and high frequency devices.

The primary function of Rossvyaz relevant to our business is allocation of the numbering resources and certification in accordance with the established procedure.

Licensing to Provide Telecommunications Services and Radio Frequency Allocation

Under the Communications Law, the regulation of the Russian Government dated March 16, 2009 “On the Federal Supervisory Service for Communications, Information Technologies and Mass Media” and the regulation of the Russian Government dated January 12, 2006 “On Approval of the Regulations for Holding a Tender (Auction, Contest) for a License to Provide Communication Services”, Roskomnadzor issues licenses to provide telecommunications services on the basis of an application from an eligible applicant or, when applicable, on the basis of results of a tender or an auction. Licenses are generally issued for a term of three to twenty-five years and a legal entity or individual person can only render commercial telecommunications services upon issuance of a license.

Roskomnadzor has the right to renew an existing license upon application which may be rejected if, as of the date of submission of the application, the operator has been found to have violated the terms of the license and such violations have not been cured. The Communications Law also regulates the procedures for re-issuing a license in the case of a reorganization of the license holder or transfer of communications networks and means to other persons.

The Communications Law identifies a limited number of reasons pursuant to which licenses may be suspended by the licensing body, including identification of license violations, cancellation of permissions to use radio frequencies or failure to comply with the requirements of the notice issued by the licensing body within the cure period. Prior to suspension, the licensing body generally issues a warning that the license may be suspended if corrective action is not taken. The Communications Law also provides that a telecommunications license may be cancelled for certain reasons, upon a claim by an interested person or the licensing body, such as provision of inaccurate information when applying for the license, failure to eliminate the circumstances which caused the suspension of the license validity or failure to perform obligations undertaken when receiving the license. The licensing body can also terminate a license in a liquidation or winding up of the license holder.

Licenses issued prior to the enactment of the Communications Law and Regulation No. 87 of the Russian Government dated February 18, 2005 “On approval of the list of the types of communications services and the list of conditions included into licenses” (“Regulation 87”), generally contain a number of other detailed conditions, including a start-of-service date, requirements for adhering to technical standards and a schedule of the capacity of the network that the licensee must attain. These license conditions also require that the licensee’s services, by specified dates, cover either (i) a specified percentage of the territory for which the license is issued or (ii) a specified number of cities within the territory for which the license is issued. Conditions in licenses issued after the enactment of Regulation 87 must include the period during which the licensee is entitled to provide the relevant services, the start-of-service date, and the territory in which the relevant services are to be provided, as well as certain other conditions depending on the type of the licensed activity, including information on the calculation of compulsory payments into the universal services fund, as described below.

In addition to obtaining a license, wireless telecommunications operators have to receive a permit for radio frequency usage for every radio transmitter they operate. The permit for radio frequency usage is issued by the Ministry on the basis of decisions of the State Radio Frequency Commission, which evaluates the electromagnetic compatibility of the REDs and coordinates the possibility of radio transmitters usage with the Defense Ministry, Federal Protective Service and the Federal Security Service of the Russian Federation. Under the Communications Law, permits for the use of radio frequencies are granted for ten years or a shorter period if such shorter period is indicated in the application. Radio frequency permit duration may be extended if by its ending no normative acts are adopted, which allow to use radio frequencies upon previous terms. Radio frequency allocation permission may be suspended or terminated for a number of reasons, including a failure to comply with the conditions which the allocation of frequency was subject to.

The Communications Law provides that the amount of annual payments for the use of the radio frequencies spectrum is to be set up by the Russian Government; however, it has not yet done it. Prior to enactment of further regulations, we continue to pay for the use of the radio frequencies spectrum on the basis of Government Regulation dated June 2, 1998 “On Introduction of Payments for the Use of Radio Frequency Spectrum”, and the Government Regulation No. 895 dated August 6, 1998 “On Approval of Regulations on Payment for the Use of the Radio Frequency Spectrum in the Russian Federation”, requiring all operators to pay an annual fee (set by the State Radio Frequency Commission and approved by the former Anti-Monopoly

Ministry) for the use of their frequency spectrums. In addition, the Communications Law provides that the users of the radio frequency spectrum shall make a one-time payment and annual payments for the use of the spectrum to ensure control over radio frequencies, conversion of the radio frequencies spectrum and financing for the transfer of the operating REDs to other radio frequency bands. See also “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may be subject to increases in payments for frequency allocations under the terms of some of our licenses.” The licenses to provide telecommunications services may be revoked in case of violation of the procedure of the abovementioned payments.

Universal Services Fund

The Communications Law provides for the establishment of a “universal service fund”. All telecommunications operators are required to make compulsory payments to a “universal services fund,” which was formed in order to compensate operators for losses from offering universal services in remote regions of Russia. Operators must make quarterly payments to the universal services fund of 1.2% of its quarterly revenues from communications services provided to subscribers and other users in the public communications network. Amounts paid as value added tax are excluded from the calculation of revenues.

Equipment Certification

Pursuant to the Communications Law telecommunications equipment used in Russia requires confirmation of compliance with certain technical requirements in the area of telecommunications and information technologies and must be certified. The regulation of the Russian Government dated June 25, 2009 “On Approval of the List of the Communication Equipment Subject to Mandatory Certification” sets forth the types of communications equipment that is subject to mandatory certification. The Federal Communications Agency is responsible for confirming such compliance. The design, production, sale, use or import of encryption devices, which include some commonly-used digital wireless telephones, requires a license and equipment certification from the Federal Security Service.

The decision of the Russian Government No. 539 dated October 12, 2004 “On the Procedure for the Registration of Radio-Electronic Equipment and High-Frequency Devices” (as amended) approved a list of certain high-frequency equipment manufactured or used in the Russian Federation that requires special permission from Roskomnadzor. These permissions are specific to the entity that receives them and do not allow the use of the equipment by other parties.

Numbering Capacity

The regulation of the Russian Government dated July 13, 2004 “On Endorsing the Rules for Distribution and Use of Numeration Recourses of the Unified Electric Communication System of the Russian Federation” (as amended) specifies the procedures for allocating numbering capacity and the use of numbering recourses under the Communication Law. The Federal Communications Agency is responsible for allocating numbering resources and for determining whether such resources are limited, and, in cases stipulated by the Communications Law, the Federal Communications Agency may change the allocated numbering capacity or withdraw it in full or in part. Further, the Federal Communications Agency is responsible for re-issuance of decisions on allocation of numbering capacity if an operator is reorganized. Under the Communications Law, an operator is required to pay state duties for the allocation of numbering capacity and access codes for telecommunication services for signal point codes. The amount of these duties is established by Russian tax legislation.

A number of new regulations pertaining to certain aspects of the Russian federal numbering system were adopted. The two major areas affected by the regulations are as follows:

Numbering capacity usage in the “ABC” codes. Federal telephone numbers using the “ABC” code may be used by mobile subscribers only if they are registered as additional numbers under local communications services provisions. As these additional numbers can only be allocated to subscribers by the local network operators, all numbering capacity in the “ABC” code allocated under our GSM licenses were re-allocated under our license for local communications services. We entered into agreements for the provision of local and wireless communication services with new subscribers whom we provide the numbers in the “ABC” code. Part of our subscribers use the numbers of other fixed-line operators based on our agency agreements with such operators. For implementation of the agency scheme, we have had to enter into new subscriber agreements with certain subscribers in order to add the fixed-line operator as a party to such agreements.

Russian system and plan of numbering. A new system and plan of numbering was approved which materially changed the principles of numbering allocation and utilization in Russia. According to the new plan, only the following numbers in the “DEF” code are available for our company: 903, 905, 906, 909, 960-969, and 972-979.

For the risks related to the new numbering system, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to the Legal and Regulatory Environment in Russia, Ukraine and the CIS—We operate in an uncertain regulatory environment, which could cause compliance to become more complicated, burdensome and expensive and could result in our operating without all of the required permissions.”

Pricing, Competition and Interconnections

The Communications Law generally provides that tariffs for telecommunications services may be negotiated between providers and users, although tariffs for some types of telecommunications services (e.g., provision of long distance telephone connections to fixed-line users or provision of local telephone connections to fixed-line users) may be regulated by the federal government. Wireless telecommunications operators are free to set their own tariffs. However, the amendments to the Communications Law, which came into effect on July 1, 2006, provide that the users are not to pay for incoming calls.

Further, the Communications Law prohibits the use of a dominant position to hinder, limit or distort competition and it requires federal regulatory agencies to promote competition among telecommunications service providers. Under the Communications Law, an operator that, together with its affiliated entities, has at least 25.0% of the overall traffic in a certain geographic area or throughout the Russian Federation is considered an operator occupying a significant position in the communication network of general use, or Significant Operator. Significant Operators are subject to greater regulation by the Russian Government. At present, neither we nor our Russian subsidiaries are included in the register of subjects of natural monopolies. Therefore, neither we nor our Russian subsidiaries are subject to these regulations.

Amendments to the Communications Law have been proposed, which would result in the regulation of tariffs set by mobile operators for interconnection and transfer of traffic. According to the proposed amendments, an operator will be subject to such regulation if it, together with its affiliated persons, owns at least 25.0% of the installed capacity of the operational networks that are part of the public communications network and relate to the same type of communications services technology, such as communications networks using DEF codes, within a subject territory of the Russian Federation or throughout the Russian Federation.

Russian legislation also prohibits operators of public switched telephone networks to refuse to provide connections or discriminate between operators. However, a regional fixed line operator may charge different interconnection rates to different wireless telecommunications operators, subject to certain limitations.

Compliance with Government Surveillance System

The Communications Law provides that telecommunications may be intercepted only pursuant to a court order. Federal Law No. 144-FZ, dated August 12, 1995, “On Operational Investigative Activities,” initiated a surveillance system, known as SORM, which is operated partly by the Federal Security Service, a government agency responsible for surveillance. SORM requires telecommunications providers to ensure that their networks are capable of allowing the government to monitor electronic traffic and requires telecommunications providers to finance the cost of additional equipment needed to make their systems compliant. Recent legislation extended access to electronic traffic to three other state agencies, including the tax authorities. Currently, we are in compliance with Russian law requirements related to SORM and, accordingly, certain government agencies are able to monitor electronic traffic on our network.

Interaction between telecommunications operators and the governmental authorities engaged in surveillance activities is governed by Regulation No. 538 of the Russian Government dated August 27, 2005, “On Approval of the Rules of Interaction between Telecommunications Operators and the Authorized Governmental Bodies Engaged in Surveillance Activities.”

Regulation of Internet Services

Regulation 87 requires that an operator providing Internet services have a license for provision of telematic services and a license for transfer of data. The procedure of transfer of Internet traffic is not determined by normative acts. Although currently there is no comprehensive regulatory scheme directly applicable to Internet content, the Russian media has reported that the Russian State Duma has recently begun to consider the possibility of adopting legislation regarding Internet content.

Regulation of Telecommunications in Kazakhstan

The Law of the Republic of Kazakhstan No. 567-II “On Communications,” dated July 5, 2004, in Kazakhstan (the “Kazakhstan Communications Law”), which came into effect on July 10, 2004, is the principal act regulating the telecommunications industry in Kazakhstan and sets forth general principles for the regulation of the telecommunications industry, the authority of each regulatory agency, the rules governing telecommunications networks’ cooperation and consumer rights protections. Several additions to the Kazakhstan Communications Law that acted to stimulate competition in the sphere of domestic long distance (“DLD”) and international long distance (“ILD”) became effective as of January 1, 2006. In accordance with the Kazakhstan Communications Law, the government of Kazakhstan and certain other governmental agencies adopted a number of acts regulating specific aspects of the telecommunication industry, the most important of which are outlined in greater detail below. The Kazakhstan Communications Law was recently amended and uncertainty remains regarding any further developments in the Kazakhstan Communications Law.

The Kazakhstan Communications Law grants the Kazakh government broad authority with respect to the telecommunications industry in Kazakhstan. The most important aspects with respect to our business include the government’s authority to:

•	develop and implement government policy on frequency allocations,

•	approve allocation of radio frequencies,

•	approve qualification requirements for DLD and ILD operators,

•	approve procedures for auctions of telecommunications licenses and approve the licensing terms, conditions and qualification requirements when granting telecommunications licenses, and

•	set forth the procedures and payment amounts for the ability to provide services with the use of frequencies.

The participation of foreign capital in Kazakhstan’s telecommunications market is limited by the Law of the Republic of Kazakhstan No. 233-I “On National Security” dated June 26, 1998 regulating national security. It is forbidden for foreign legal entities or individuals to control and operate fixed line networks, to create and operate telecommunications networks whose headquarters are located outside Kazakhstan and to obtain more than 10.0% of voting shares in a DLD or ILD operator without governmental consent. In addition, foreign legal entities or individuals are not allowed to possess, use, dispose of or control (directly or indirectly) more than 49.0% of the total voting shares of a DLD or ILD operator who possesses surface communication lines (cables, including fiber optic and radio-relay cables).

Kazakhstan Regulatory Authorities

Under the Kazakhstan Communications Law, the Ministry for Communications and Information (the “MCI”), is the central executive body authorized to implement state policy and governmental control with respect to telecommunications and to adopt relevant acts. The MCI acts in accordance with Governmental Decree No. 724427 “The Issues of the Ministry for Communications and Information”, dated May 18, 2010. The MCI has adopted the following relevant rules: “On Providing Telecommunications Services,” “On Providing Cellular Telecommunications Services” and “On Connecting Telecommunications Networks to the Public Telecommunications Network.”

The primary functions of the MCI relevant to our business include:

•	issuing permits for the use of radio frequencies in Kazakhstan,

•	controlling the use of frequencies,

•	issuing licenses to provide telecommunications services and overseeing compliance of issued licenses,

•	determining the list of radio-electronic and high-frequency telecommunications equipment permitted to be used and/or imported into Kazakhstan,

•	issuing (through its local subdivisions) permits for use of telecommunications equipment,

•	disconnecting any unauthorized equipment;

•	issuing data transfer licenses for provision of Internet services; and

•	developing technical regulations in the field of informatization and telecommunications.

The Inter-Agency Commission on Radio Frequencies (the “ICR”) is a consultative-advisory agency of the Kazakh government that provides recommendations on government policy regarding frequencies. The National Security Committee and certain other governmental defense bodies also maintain a level of control over the telecommunications industry as part of its investigative operations.

Licensing to Provide Telecommunications Services and Radio Frequency Allocation

Telecommunications services may only be rendered in Kazakhstan by a valid license holder authorized to provide the relevant services. In accordance with the Kazakhstan Communications Law, the MCI issues licenses to provide telecommunications services on the basis of an application form or, as required, the results of a competitive tender.

The MCI may refuse to grant a telecommunications license in the event that (i) frequencies are not available or there is a lack of numbering capacity, (ii) the requested type of activity is subject to an auction, (iii) there is a risk to national security, or (iv) there are adverse health risks. The MCI may suspend a license if there is found to be (i) use of radio frequencies without a permit, (ii) violations of the licensing terms that can result in material damage, (iii) improper use of frequencies and (iv) failure to provide services under the license for a period of one year. A telecommunications license may be revoked only by a court ruling in specific cases provided by law.

On January 11, 2007 all licenses, including licenses for telecommunication services, became termless (perpetual) in accordance with the Law of the Republic of Kazakhstan No. 214-III “On Licensing”.

The MCI, together with and subject to the approval of the Ministry of Defense, is responsible for allocating frequencies in Kazakhstan. Frequencies are allocated in accordance with a table establishing frequency allocations in the ranges of 3 kHz to 400 GHz for all types of radio-electronic equipment. The Kazakhstan Communications Law also provides for a schedule of frequency band development and use to be approved by the MCI in accordance with ICR’s recommendations. Frequency allocations may be changed to accommodate the government’s administration, defense or national security. In such cases, the Kazakhstan Communications Law provides for reimbursement of damages to be paid to the operator.

The Kazakhstan Communications Law requires that telecommunications equipment and radio-electronic and high-frequency equipment must be certified. Telecommunications equipment falls into two groups with regards to certification: (i) equipment that requires certification in Kazakhstan and (ii) equipment that may be used subject to a declaration of compliance issued by the manufacturer.

In March 2010, the Kazakhstan government issued a resolution amending the qualifications for international telecommunications services licenses to require that the licensee maintain ownership rights over the telecommunication line infrastructure through which the licensee provides services. These changes in the regulatory environment may have a material effect on the international telecommunications services market in Kazakhstan as there are currently a limited number of operators who own the infrastructure through which they provide services and the number of international telecommunications services operators is likely to be reduced overall.

Pricing, Competition and Interconnections

There are three central state bodies in Kazakhstan that control anti-monopoly legislation compliance in the telecommunications industry: (i) the MCI and (ii) the Kazakhstan Antimonopoly Authority (the “KAA”) and (iii) the Agency for Regulation of Natural Monopolies.

The MCI’s powers in the anti-monopoly area include the following: (a) regulating and controlling natural monopolies in the telecommunication industry, (b) regulating tariffs of the dominant market players and (c) procuring that there is no discrimination with respect to access to telecommunications services. Currently operators must obtain the MCI’s approval for any increase of tariffs. The list of natural monopolies is determined in a governmental registry and approved, maintained and controlled by the Agency on the Regulation of Natural Monopolies.

The KAA oversees the maintenance of anti-monopoly legislation and regulates the market players holding dominant positions in the relevant market in Kazakhstan. As a general rule, to be recognized as a dominant player, an operator must control individually 35.0% or more of the relevant market. The list of dominant players is determined in a governmental registry and approved, maintained and controlled by the KAA. Currently, the list contains two wireless telecommunications operators, KaR-Tel and GSM Kazakhstan LLP, which operates under the brand name “K-Cell.” Since December 2010, the KAA is also the authorized agency responsible for consumer protection.

The KAA may introduce additional regulations for dominant market players in accordance with the legislative requirements set forth in the Law No 112-IV “On Competition”, dated December 15, 2008.

On December 25, 2008 a new law No. 112-IV “On Competition” was adopted. The law defines the regulatory basis for the protection of rights of market players and consumers from monopoly activity, anti-competition actions of state bodies and unfair competition. This law is intended to protect competition and its development. The law dated July 9, 1998 No 272-I “On natural monopolies and regulated markets” regulates activity in the spheres of natural monopolies, regulated markets, consumer rights, subjects of natural monopolies and subjects of regulated markets. This law regulates tariffs for the services by market players. In March 2010, the rules of tariff regulation were adjusted by introducing government regulation of prices.

Telecommunications tariffs of dominant market players are subject to governmental regulation, pursuant to Governmental Decree No. 1277, dated December 23, 2006. The Kazakhstan Communications Law states that tariffs must contain equal conditions for all telecommunications subscribers and must be based on reasonable and fair expenses.

In December 2010, an order of the MCI “Concerning Approving the Size of Tariffing” was amended to revise the length of the units by which tariffs are measured.

Beginning on January 1, 2006, telecommunications providers are no longer required to use the state-controlled fixed-line operator, Joint Stock Company “Kazakhtelecom,” to interconnect between networks and are now permitted to interconnect directly with other operators in accordance with interconnect agreements. The structure of interconnect agreements is set by the MCI, and dominant operators are required to enter into an interconnect agreements with any operator requesting interconnection.

Provision of fixed-line services is a licensed activity in Kazakhstan. There are three types of licenses in for fixed-line services in Kazakhstan: (i) a local telecommunications services license permitting the provision of services within a certain city or locality; (ii) an inter-city telecommunications services license; and (iii) an international telecommunications services license. Under Kazakhstan Communications Law, only holders of international and inter-city telecommunications license are permitted to transit traffic and only holders of international telecommunications services license are entitled to enter into direct interconnect agreements with foreign operators. Interconnection between telecommunications operators in Kazakhstan is regulated by the government. A mandatory form of interconnect agreement for a dominant operator is issued by MCI in accordance with Kazakhstan Communications Law and respective Rules. In spring 2010, the Kazakhstan government amended the international telecommunications license qualification requirements with a new requirement providing that licensees maintain title ownership over telecommunication lines, which are included in the telecommunication networks of the licensee. This change in the regulatory environment is likely to have a material effect on the international services market in Kazakhstan.

In 2009, the Kazakhstan Communications Law was amended to require all mobile operators to keep a register of IMEI-codes (codes of individual customer mobile terminal), and to lock individual handsets with certain IMEI-code upon request from customers and public security authorities.

Regulation of Telecommunications in Armenia

General Regulatory Overview

The Republic of Armenia is currently transitioning its telecommunications sector from a monopoly dominated by ArmenTel, to a competitive developed market. Regulation of the Armenian telecommunications industry currently consists of the Law on Electronic Communications, dated July 8, 2005 (effective September 3, 2005), and other laws and decisions of the Commission on Regulation of Public Services of the Republic of Armenia (the “Regulator”), which is the national regulatory agency. The other relevant government body with respect to the telecommunications sector is the government of the Republic of Armenia the (“Authorized Body”) (as described in more detail below).

The primary functions of the Law on Electronic Communications, which was drafted with the technical assistance and recommendations of the Word Bank, the International Telecommunications Union (the “ITU”) and other international organizations, are to:

•	ensure fair and open competition in the provision of electronic communications services, facilities and equipment;

•	ensure the availability of electronic communications throughout the territory of the Republic of Armenia;

•	protect the interests of providers and users of electronic communications services and operators of electronic communications networks;

•

ensure effective regulation of the electronic communications sector, including effective enforcement of relevant laws and regulations, fair and efficient handling of customer complaints and efficient use of limited resources (which include, for example, radio spectrum, orbital slots and numbering capacity); and

•	promote the development of the Armenian electronic communications industry by encouraging economically efficient investments in and use of infrastructure to provide electronic communications.

Armenian Regulatory Authorities

There are two relevant regulatory authorities in the Republic of Armenia with regards to the telecommunications sector: (i) the Authorized Body and (ii) the Regulator.

The Law on Electronic Communications, authorizes the Authorized Body, which is defined as the state administrative agency, to (i) determine policy regarding the development of the telecommunications sector, (ii) prepare general policy and objectives regarding the provision of universal services in Armenia and (iii) allocate particular portions of radio spectrum for specific types of use.

Pursuant to the Law on Electronic Communications, the primary functions of the Authorized Body that are relevant to our business include:

•

adopting and modifying regulation containing the Armenian Table of Frequency Allocations, while the government establishes the procedure for frequency management coordination committee meetings and discussions;

•	modifying the Armenian Table of Frequency Allocations to allocate radio spectrum for commercial use;

•	detecting and locating radio emissions not in conformity with legislation;

•	investigating and inspecting, when authorized by appropriate warrant, the use of radio transmission equipment;

•	implementing Armenia’s commitments to international treaties in the electronic communications sector, as appropriate;

•	representing the Republic of Armenia in the ITU and other international telecommunications organizations;

•	adopting technical standards; and

•	issuing certifications authorizing production, import, installation or use of radio transmission equipment.

The Regulator is established under the Law on the Public Utility Regulator of the Republic of Armenia. The law defines the scope of the Regulator’s authority and the structure and activities of the Regulator. It grants the Regulator’s decisions full legal force with regard to separate operators and the telecommunications industry as a whole.

The primary functions of the Regulator that are relevant to our business include:

•	implementing competition in the provision of public electronic communications services and networks;

•	regulating public electronic communications networks and services;

•	with respect to radio communication, allocating particular portions of the radio spectrum under its control for specific purposes; and

•	adopting justified, fair and transparent resolutions that conform to laws and public interest and establishing procedures for implementation of resolutions.

The Regulator has adopted rules regulating the following: rendering VoIP services, publication of tariffs and conditions on rendering data transfer services and Internet access, granting radio frequency use authorizations, licensing of telecommunications networks and services, regulating national numbering plans, lease of local loops owned by fixed network operators with significant market power, providing international roaming services and regulating the exchange of data traffic between data transmission operators and Internet services providers.

Licensing to Provide Telecommunications Services and Radio Frequency Allocation.

In Armenia, the operation and management of the public electronic communication network, voice and mobile communication services, telegraphic communication services, data communication services connection to the Internet and television and radio broadcasting services are subject to licensing. A person may own and operate a public electronic communications network in Armenia only if that person holds an operator’s license and a person may provide public electronic communications services only if that person holds either a provider’s license or operator’s license. Under the Law on Licensing, the grant of exclusive rights and privileges to one operator is prohibited.

Along with an operator’s license, an operator must also have authorization to use radio frequencies in order to operate and provide an electronic communications network or service. The Regulator issues frequency authorizations to persons to use specific portions of the radio spectrum and is authorized to suspend or terminate frequency authorizations in accordance with the relevant procedures. Following submission of an application by a licensee, the Regulator may renew the frequency authorization for a period equal to the period for which the original authorization was granted. The Regulator may also make a decision to limit the number of frequency authorizations based on availability of radio frequencies. If such a decision has been made, authorizations are awarded on the basis of competitive applications or auction. The Regulator also has the authority to adopt rules allowing (i) granting shared use of limited resources to multiple applicants, and (ii) auctioning of licenses or authorizations absent any limitation on resources if such auction is in the best interests of the people of Armenia.

Properly certified terminal equipment may be connected to the operator’s public electronic communications network provided such connection does not cause physical or technical harm to the network. In accordance with the Law of the Republic of Armenia on Certification, only certificated equipment may be imported and connected. Certification is conducted by commercial organizations that have the required licenses.

Pricing, Competition and Interconnections

According to the Law on Protection of the Economic Competition (effective December 15, 2000), ArmenTel is considered a dominant operator of fixed telephony and international data transmission (IP transit) services.

All dominant operators must publish information concerning the location and available capacity of their line facilities in accordance with the requirements set by the Regulator (Law on Electronic Communications). Any dominant operator that owns a line facility must allow any other operator to lease the capacity of such line facility. Each operator shall, upon request, interconnect its public electronic communications network with the public electronic communications network of any other operator. Each dominant operator must provide interconnection for the provision of public electronic communications services and must submit an interconnection offer to the Regulator.

In the course of regulating prices, the Regulator must ensure that service providers recover a reasonable rate of return on the value of their investments directed to public services. This may include uneconomic or inefficient investments that are geared towards the advancement of technology or public policy. When determining the rate of return, the Regulator takes into consideration international benchmarks and features distinct to the Republic of Armenia.

The Regulator is responsible for determining the tariffs related to use of specific public electronic communications services provided by the dominant service providers and the Regulator may regulate with respect to tariffs on specific public electronic communication services provided by non-dominant service providers, provided such regulation is necessary to promote competition and the public interest. Tariffs on services of fixed communication are subject to regulation in accordance with a list prepared by the operator and reviewed and approved by the Regulator. Tariffs on services of mobile communication are not regulated with regard to calls made from fixed networks to mobile networks.

Subject to reasonable rates and conditions, an operator may provide physical collocation of its equipment with another operator or service provider, if it is necessary for interconnection with or access to its public electronic communications network. An operator may only provide for virtual collocation with another operator or service provider if another operator demonstrates that physical collocation is not practical for technical reasons or because of space limitations. Collocation includes provision of space, power and lights as well as cross connections between the collocated equipment and switches or loops designated by the collocating operator or service-provider. An operator may make available to any operator or service provider such public electronic communications network infrastructure, technology, information, facilities and functions as may be requested by such operator or service provider for the purpose of enabling them to provide services.

In February 2009, regulations on rendering mobile telecommunication services were adopted. These regulations determine, among other things, the order, terms and conditions of rendering and use of mobile telecommunication services, rights and obligations of mobile telecom networks operated by dominant operators and of customers, as well as their respective responsibilities.

On February 24, 2010 (effective March 1, 2010), the Regulator also approved interconnection tariffs for traffic exchanges between mobile networks and fixed networks using non-geographic codes. Further, on November 11, 2008, the Regulator adopted rules on disclosure of information as to an operator’s network location, free line infrastructure capacity, and other technical regulations related to fixed telecommunication operators.

Regulation of Telecommunications in Uzbekistan

General Overview

The main statutes that govern the telecommunications industry in the Republic of Uzbekistan in relation to our company are the laws (i) “On Communications” No. 512-XII, dated January 13, 1992 (as amended); (ii) “On the Radio Frequency Spectrum,” dated December 25, 1998; (iii) Protection of Consumers’ Rights, dated April 26, 1996; (iv) Telecommunications, dated August 20, 1999; and (v) Licensing Certain Types of Business, dated May 25, 2000. These laws determine the general legal and economic basis for organizing communications systems, establishing rights and duties of a company in terms of ownership, use, disposal and management of communications equipment when setting up and operating communications networks and providing communications services.

The government authorities responsible for supervising the telecommunications industry in the Republic of Uzbekistan are the Republic of Uzbekistan Cabinet and a specially authorized telecommunications agency. In accordance with the Law on Telecommunications, dated August 20, 1999, businesses offering communications services in the Republic of Uzbekistan may be privately or publicly held by Uzbek or foreign national individuals or legal entities. All owners of telecommunications networks have equal rights and enjoy equal protection guaranteed by the law and the legislation imposes no restrictions on foreign investors.

Uzbek Regulatory Authorities

The Uzbek Agency for Communications and Information (the “Agency”), is the specially authorized state administration authority that is responsible for regulating the telecommunications industry in the Republic of Uzbekistan. The Agency is the successor to the Ministry of Communications, which ceased to exist in accordance with Presidential Decrees No. UP-1823, dated July 23, 1997 and No. UP-3358, dated December 9, 2003:

The Agency’s powers are set out in the Telecommunications Law and may be supplemented by presidential decrees or cabinet decrees. Regulatory acts promulgated by the Agency within its terms of reference are binding on all individuals and legal entities. The Agency’s primary functions relevant to our business include the following:

•	drafting national programs for development of telecommunications,

•	elaborating standards and rules for telecommunications,

•	granting licenses to legal entities for telecommunications,

•	regulating tariffs for certain types of telecommunications services and inter-network telecommunications links,

•	organizing certification of telecommunications equipment, and

•	drawing up numbering schemes and managing the numbering plan for telecommunications networks.

The Agency also issues licenses necessary to provide and operate Internet services.

The Agency’s structure includes such organizations as the State Communications Inspectorate, the State Radio Frequency Committee, the Centre for Electromagnetic Compatibility, the Centre for Monitoring Mass Communications, and the Centre for Scientific and Marketing Research, among others.

The State Communications Inspectorate for State Supervision of Postal and Telecommunications Businesses (the “Supervisory Body”) is responsible for monitoring compliance by telecommunications companies with license requirements and conditions.

Licensing to Provide Telecommunications Services and Radio Frequency Allocation

Legal entities and individuals conducting the following activities are subject to licensing: design, construction and operation and provision of telecommunications services for local networks, interurban networks, international networks, mobile telephony networks, paging networks, data transfer networks, and television and radio broadcasting networks. The Agency is responsible for granting licenses relating to the telecommunications industry. A license is also required in order to provide services in terrestrial communications (local, interurban and international networks).

The Agency may refuse to issue a license or renew an existing license if: (i) the applicant submits improperly drawn up documents or documents containing inaccurate information or misrepresentations or (ii) the applicant fails to meet licensing requirements and conditions and tender conditions. Refusal to issue a license for other reasons, including the reason that it is inexpedient to do so, is prohibited. The Agency may suspend a license for no more than ten business days under certain conditions. A license can only be suspended for more than ten days pursuant to a court order.

The Agency has the authority to terminate a license by court order where the licensee (i) repeatedly breaches the license requirements and conditions, (ii) commits a single gross breach of the license requirements and conditions and (c) fails within the period specified by the licensing or supervisory body to remedy defects which entail license suspension. Upon a licensee’s request for termination, expiry of the term or winding up of a licensed entity, the licensing authority may also terminate a license.

The Agency, the Ministry of Defense and the Cabinet’s Government Communications Service all have the right to allocate radio frequencies to public and private operators. The Agency is the coordinating body authorized to resolve problems and implement state policy in communications, information and use of the radio frequency spectrum. The Ministry of Defense is responsible for monitoring and supervising the use of radio frequencies in order to secure the defense and security of the Republic of Uzbekistan and the Cabinet’s Government Communications Service (the “SPS”), is responsible for supervising safe radio navigation for flights and the aeronautical mobile service in the radio bands allocated by the State Radio Frequency Committee (the “GKRCh”).

Specific radio frequencies are granted to users in accordance with a national table of radio frequency allocation. The allocation of radio frequencies among users of the radio frequency spectrum may take place on the basis of a tender or the results of an auction. The radio frequency spectrum is allocated to users for a specific term as prescribed in the permit from the radio frequency authority or in the contract for use and use of the radio frequency spectrum must be paid for. Relations between the GKRCh and the Center for Scientific and Marketing Research (the “TsEMS”) and radio frequency users arise on a contractual basis. The Agency may suspend or restrict the right to use radio frequencies in terms of time and/or geographical area. Since for commercial purposes radio frequencies are allocated, as a rule, on a secondary basis, then in case of withdrawal, suspension or restriction of the right to use the radio frequency spectrum no compensation is payable.

In accordance with the requirements of the Telecommunications Law, telecommunications equipment, including line-terminating apparatus, used in telecommunications networks within the Republic of Uzbekistan is subject to certification for compliance with established standards and technical specifications.

Pricing, Competition and Interconnection

Uzbek law provides that state policy for the prevention of monopolistic activity and unfair competition by businesses, state administrative authorities and also local state executive authorities is implemented by the State Committee for Demonopolization and Support of Competition and Entrepreneurship (the “Antimonopoly Authority”). In addition, the Agency is authorized, together with the Antimonopoly Authority, to monitor the work of businesses which are natural monopolies in the sphere of telecommunications.

A position is said to be dominant where a business or group of persons has a market share of 65.0% or more. If a business holds a market share of between 35 to 65.0%, it may be deemed to have a dominant position, subject to a determination by the Antimonopoly Authority’s based on the size of market share, the stability of the business’s market share, the share taken by competitors, ease of access to the market for new competitors and other criteria relevant to the given market. Currently no mobile network operator has been declared a monopolist or a business with a dominant position in the market for telecommunications services.

Under Uzbek law, mobile network operators may fix the tariffs for their telecommunications services independent of approval by the Ministry of Finance on the basis of analyzing the market.

Mobile network operators are permitted to arrange inter-connections (including with Uzbektelecom AK) for domestic traffic in accordance with contractual terms and conditions, although there are certain restrictions regarding international traffic. Pursuant to the requirements of Cabinet Decree No. 453, dated September 29, 2004 “Additional Measures for the Privatization of Uzbektelecom AK”, communications operators are entitled to connect to international networks exclusively via the technical resources of Uzbektelecom AK.

In January 2009, the Agency approved general regulations on the provision of mobile services, which outline the rights and requirements for operators and subscribers. In September 2009, the Agency decree number 293, which prohibits the provision of services before a subscriber’s personal data has been registered in the operator’s database.

Regulation of Telecommunications in Ukraine

The Law of Ukraine “On Telecommunications” (the “Telecommunications Law”), which came into effect on December 23, 2003 and the Law of Ukraine “On Radio Frequency Resource” (the “Frequency Law”) the revised version of which came into effect on August 3, 2004, are the principal legal acts regulating the Ukrainian telecommunications industry. The Telecommunications Law proposed the adoption of various regulations by the Ukrainian Government and other governmental authorities to supplement the legal framework of the telecommunications industry. As of November 17, 2010, a majority of the orders and regulations proposed by the Telecommunications Law and Frequency Law have been promulgated. The effective “Plan for Using the Radio Frequency Resource of Ukraine,” which provides directions for the use of radio frequency resources, indicates particular frequency bands and allows for radio technologies, periods of operation and perspective technologies was adopted on June 9, 2006. In 2008-2009, the Cabinet of Ministers approved the changes to the above-mentioned plan which allow the implementation and usage in Ukraine of such radio technologies as mobile communication of third generation (UMTS) and technologies of broadband access to Internet WiMAX.

The Telecommunications Law sets forth general principles for the regulation of the telecommunications industry in Ukraine, including a description of the institutional framework for the government’s involvement in the regulation, administration and operation of the telecommunications industry in Ukraine. The most important aspects of the Telecommunications Law with respect to our company address the government’s authority to:

•	license wireless (mobile) telecommunications service providers,

•	allocate radio frequencies,

•	certify telecommunications equipment,

•	allocate numbering capacity,

•	ensure fair competition and freedom of pricing, and

•	conduct oversight of operators’ compliance with the terms of their licenses and Ukrainian law.

In order to establish and commercially launch a wireless telecommunications network, a company must receive, among other things:

•	a license to provide wireless (mobile) telephony services using a specific standard and band of radio frequency spectrum (the “telecommunications license”);

•	a license to use specified bands of radio frequency (the “frequency license”) for its radio electronic devices (the “RED”);

•	certificates on electromagnetic compatibility and operating permits for its REDs; and

•	a permit for allocation of numbering resources.

In addition, telecommunications operators and providers must use telecommunications equipment that is certified as complying with specified technical requirements.

Regulatory Authorities

According to the Telecommunications Law, the Cabinet of Ministers, and the NCCR are the main governmental authorities managing the telecommunication industry.

The Cabinet of Ministers is responsible for forming general policy, ensuring equal rights for developing the forms of ownership, managing state owned assets and directing and coordinating ministries and other central governmental bodies in the area of telecommunications.

The NCCR is the main regulatory and controlling body in the area of telecommunications and use of radio frequencies and is authorized by the Telecommunications and Frequency Laws, as well as by the Cabinet of Ministers of Ukraine Resolution “On National Commission for Communications Regulation”, dated July 25, 2007. The NCCR issues licenses for the provision of licensed telecommunications services and the use of radio frequencies, maintains registries of telecommunications operators and providers, allocates numbering capacity to telecommunications operators and controls the quality of telecommunications services.

Licensing to Provide Telecommunications Services and Radio Frequency Allocation

Fixed and wireless telephony services (including technical maintenance, operation of telecommunications network and lease of channels), technical maintenance and operations of television and radio networks and leases of local, intercity and international telecommunications channels to third parties are all subject to licensing. Additionally, the use of radio frequencies is subject to licensing. A frequency license includes the radio frequency bands allocated for carrying out a telecommunications activity, the list of regions where the radio frequencies may be used, dates of the exploitation of the frequency resource and the type of radio technology to be utilized.

Both telecommunications and frequencies licenses can be terminated upon (i) a licensee’s request to terminate the license; (ii) inaccurate information in the license application documents; (iii) the transfer of the license to another legal entity or natural person for carrying out the licensed activity; (iv) the failure of the operator or provider of telecommunications services to implement an administrative order to cure breaches of the license terms; (v) a repeated breach by the licensee of license terms; (vi) an operator’s repeated refusal to cooperate with the NCCR during inspections or attempts to prevent inspections; or (vii) annulment of state registration of the licensee.

Both telecommunications and frequencies licenses must be reissued if there is (i) a change in name of the license holder; (ii) a change of legal address; or (iii) a reorganization of a legal entity-business entity through a change of its organizational and legal form, transformation, merger or consolidation. In addition, a frequency license may be reissued if, among other things, the operator requests a reduction in the frequency bands or regions covered by the license or if the operator makes a joint application with another operator for re-allocation of frequencies.

Additionally, a frequency license will be cancelled if (i) the use of a radio frequency resource allocated by the license is not initiated by the licensee within the established period in the license; (ii) the licensee terminated use of the radio frequency resource, allocated by the license for a period that exceeds one year; or (iii) the licensee failed to fully implement the radio frequency resource, allocated by the license within the established period.

A telecommunications operator is required to pay a fee for the allocation of numbering capacity. Currently, the fee for obtaining one local telephone number for provision of fixed telephone services is 30 hryvnia (or approximately US$4.0) for Kyiv (amounts for other cities vary below 30 hryvnia depending on the population). Since September 1, 2007, the NCCR prohibited use of local telephone numbers in wireless networks.

Pricing, Competition and Interconnections

The Telecommunications Law allows telecommunications operators, including wireless service operators to establish tariffs (rates) for the telecommunications services provided to subscribers, with the exception of tariffs on universal services and data traffic channeling by telecommunications operators that occupy a significant position on the respective market. This provides for competition between Ukrainian wireless services operators. Ukrainian law requires operators to publish tariffs established by the operators themselves no less than seven calendar days prior to implementation of the tariff.

According to the Telecommunications Law, where a telecommunications operator sets prices on its services pursuant to hourly tariffs and makes settlements with consumers by certain units of time (e.g., minutes or seconds), it should take into account only full tariff units of time.

Applicable law currently does not establish a limitation on collecting payments for incoming calls (i.e., mandatory “calling party pays” system) by wireless services operators. A provision prohibiting collecting payments for incoming calls was adopted on November 21, 2002, but was later abolished after adoption of the Telecommunications Law. The main telecommunications operators have not come back to collecting payment for incoming calls, which was a widespread practice before November 2002.

Effective July 15, 2006, the NCCR introduced new tariffs for provision of voice services to fixed line subscribers. As a result of the tariff re-balancing policy, the tariffs for local calls and monthly fees increased and tariffs for DLD/ILD calls decreased. Effective November 1, 2006, the NCCR continued the tariff re-balancing process by increasing the tariffs for local calls and monthly fees and by decreasing the tariffs for fixed-to-mobile calls. On November 28, 2006, the Ukrainian Parliament approved the amendments to the Telecommunications Law which changed the list of the telecommunication service tariffs subject to the public regulation. Under new regulation, tariffs for DLD/ILD calls were excluded from the public regulation. The amendments also exclude fixed-to-mobile calls from the public tariff regulation. As a result of these changes, we expect increased competition from the incumbent operators in the DLD/ILD services market.

The Telecommunications Law regulates the interconnection of telecommunication networks, including the obligations of wireless service operators, and provides conditions for the conclusion, modification and termination of interconnection agreements. On June 24, 2010, the UAMC reaffirmed its prior decision determining mobile operators that are deemed to hold a dominant position on the market and therefore, are subject to certain regulations, including regulations in relation to the technical, organizational and economic terms of the interconnection and tariff regulation.

Wireless services operators are not obligated to interconnect with a dominant operator in order to use its facilities for the “backbone” connection (trunk or intercity fixed network). As a rule, a telecommunications license permits an operator to deploy its own backbone network throughout the country.

Interconnection contracts and agreements between telecommunication operators in Ukraine and foreign telecommunication operators are governed by recommendations issued by the International Telecommunications Union.

Effective since April 13, 2009, the NCCR amended the licensing conditions for mobile operators (a specific regulation approved by the NCCR) by introducing additional requirements. In particular, mobile operators are now required to cover the territory specified in their licenses within the terms and according to the conditions specified in the licensing conditions. Another requirement is to suspend provision of telecom services to customers that use mobile handsets without registration of their IMEI-codes in the respective database. According to publicly available information, mobile operators presently do not suspend provision of telecom services to their customers using mobile handsets without registration of their IMEI-codes due to several reasons that inter alia include (i) absence of the required technical capabilities and equipment and/or (ii) peculiarities of the current legislative requirements (since the Ukrainian Telecommunications Law does not provide for such a reason for depriving a customer of a service).

In July 2010, telecommunication regulations also were amended to implement a so-called national roaming service giving subscribers the ability to allocate their numbers from one telecom network to another.

On January 6, 2011, the amendments to the Ukrainian Telecommunications Law came into effect and empowered the NCCR to determine telecommunications services markets, study the competitive environment in the telecommunications market and determine ex ante operators with significant market power. Therefore, the NCCR is authorized to determine ex ante operators with significant market power and regulate rates of their respective services. However, the NCCR will be able to exercise the referred powers only when the NCCR approves the procedure for determination of operators with significant market power and this procedure becomes effective. The NCCR has posted the relevant draft procedure on its website recently.

Regulation of Telecommunications in Italy

The Italian Communications Authority (Autorità per le Garanzie nelle Comunicazioni, or AGCOM) and the Communications Department of the Italian Ministry of Economic Development together regulate all aspects of the telecommunications markets in Italy, comprising the mobile, fixed-line and Internet markets. Their regulatory powers mainly include licensing, authorizations, access interconnection, frequency allocation, numbering, universal service obligations, tariff regulation and there balancing and arbitration of disputes between operators.

Currently, a telecommunications operator must obtain a general authorization from the Ministry of Economic Development to start providing electronic communication services. An authorization is considered to have been obtained by an operator upon the operator giving notice to the Ministry of Economic Development of the start of telecommunications services by such operator, unless the Ministry of Economic Development objects to such notice within 60 days from the submission of the notification. Where it is necessary to grant individual rights of use for radio frequencies (including the frequencies needed to provide mobile services), the Ministry of Economic Development shall grant such rights, upon request, to any undertaking providing or using networks or services under the general authorization. The granting of such individual rights of use shall take place according to procedures (for example, an auction or other form of tender which must be open, transparent and non-discriminatory) established by the AGCOM.

Market Analysis

The Italian telecommunications market is regulated pursuant to a regulatory framework that was adopted by the European Commission in 2002 to harmonize the regulatory environment among European countries to promote convergence between telecommunications and broadcast networks and services, and to further encourage competition in the telecom market. This regulatory framework consists of the Framework Directive (2002/21/EC), Access and Interconnection Directive (2002/19/EC), Authorizations Directive (2002/20/EC), Universal Service Directive (2002/22/EC), Data Protection Directive (2002/58/EC), Directive on the competition in the markets for electronic communications services (2002/77/EC) and Regulation on unbundled access to the local loop (2000/2887/EC). This regulatory framework is further complimented by the EU radio spectrum policy, governed by the Radio Spectrum Decision (2002/676/EC), the Recommendation of the European Commission on Relevant Markets (2003/311/EC) (the “Initial Recommendation”) and the European Commission Guidelines for market analysis and the assessment of significant market power (2002/165/EC) (the “Guidelines”). The EU regulatory framework has been implemented in Italy through the adoption of the legislative decree of August 1, 2003, no. 259 (“Codice delle Comunicazioni Elettroniche,” or the “Electronic Communications Code”), which became effective on September 16, 2003. The Electronic Communications Code requires AGCOM to carry out, taking into account the Initial Recommendation and the Guidelines, a market analysis to identify operators with “significant market power” (SMP) i.e., operators which, either individually or jointly with others, enjoy a position equivalent to dominance, that is to say a position of economic strength affording them the power to behave to an appreciable extent independently of competitors, customers and ultimately consumers. This analysis is undertaken with a view to check if SMP operators are indentified, and—in this case—to impose certain regulatory obligations on such dominant operators or otherwise confirming, amending or withdrawing the existing obligations imposed on them as per prior market analysis, if AGCOM detect that the market is not competitive.

The Ministry of Economic Development and the AGCOM have, in the framework of their competences, the following main objectives in implementing the regulatory framework:

•	to promote the development of a competitive environment among network and electronic communication services;

•	to introduce further competition into the Italian telecommunications market;

•	to promote the liberalization of the broadcast and media industry;

•	to ease barriers to entry;

•	to foster the growth of new markets; and

•	to protect consumers.

The Initial Recommendation identified 18 “relevant product and service markets” in relation to which a market analysis should have been conducted to identify operators with “significant market power” and to assess whether any one of these markets would warrant ex ante regulation. As part of the ongoing review by the European Commission of the regulatory framework, on November 13, 2007, it published a proposal for the review of the new regulatory framework as described above, which was approved in December 2009 and must now be adopted at national level by May 25, 2011.

At the moment the new EU regulatory review has not yet been adopted in Italy.

In November 2007, the European Commission also published its revised recommendation on the “relevant product and service markets” within the electronic communications sector (2007/879/EC) (the “Revised Recommendation”), which reduced from 18 to 7 the markets susceptible to ex ante regulation.

The following table sets forth the “relevant markets” identified by the European Commission in the Initial Recommendation and in the Revised Recommendation (and thus in the new European regulatory framework):

Relevant Product and Services Markets in Initial Recommendation	Relevant Product and Services in the new European Framework

Access to the public telephone network at a fixed location for residential customers (market 1)	Access to the public telephone network at a fixed location for residential and non-residential customers (market 1)

Access to the public telephone network at a fixed location for non-residential customers (market 2)	Collapsed into market 1

Publicly available local and/or national telephone services provided at a fixed location for residential customers (market 3)	Not included

Publicly available international telephone services provided at a fixed location for residential customers (market 4)	Not included

Publicly available local and/or national telephone services provided at a fixed location for non-residential customers (market 5)	Not included

Publicly available international telephone services provided at a fixed location for non-residential customers (market 6)	Not included

The minimum set of leased lines (market 7)	Not included

Call origination on the public telephone network provided at a fixed location (market 8)	Call origination on the public telephone network provided at a fixed location (market 2)

Call termination on individual public telephone networks provided at a fixed location (market 9)	Call termination on individual public telephone networks provided at a fixed location (market 3)

Transit services in the fixed public telephone network (market 10)	Not included

Wholesale unbundled access (including shared access) to metallic loops and sub-loops for the purpose of providing broadband and voice services (market 11)	Wholesale (physical) network infrastructure access (including shared or fully unbundles access) at a fixed location (market 4)

Wholesale broadband access (market 12)	Wholesale broadband access (market 5)

Wholesale terminating segments of leased lines (market 13)	Wholesale terminating segments of leased lines, irrespective of the technology used to provide leased or dedicated capacity (market 6)

Wholesale trunk segments of leased lines (market 14)	Not included

Access and call origination on public mobile telephone networks (market 15)	Not included

Voice call termination on individual mobile networks (market 16)	Voice call termination on individual mobile networks (market 7)

The wholesale national market for international roaming on public mobile networks (market 17)	Not included

Broadcasting transmission services, to deliver broadcast content to end users (market 18)	Not included

In 2008, AGCOM completed its first round of analysis of all of the wholesale and retail markets(comprising both fixed-line markets and mobile markets) included in the Initial Recommendation. In light of the Revised Recommendation, AGCOM, with Decision no. 667/08/CONS completed its second round of market analysis with respect to the market of voice call termination, on individual mobile networks (market no. 7) where all mobile operators were found dominant and subject to access, transparency, price control, cost accounting and non-discrimination obligations. The other analysis with respect to other fixed-line markets was concluded during 2010.

During the first round of market analysis, AGCOM designated Telecom Italia as an operator with “significant market power” in all wholesale and retail fixed-line and mobile markets and thus imposed a number of regulatory constraints upon it. The only exceptions were the wholesale mobile call origination market and the wholesale international roaming market, which AGCOM confirmed were competitive and thus did not warrant ex ante regulation.

The only two relevant markets where operators other than Telecom Italia were found to hold a “significant market power” were the wholesale termination of voice calls on individual mobile networks and wholesale termination of voice calls on individual fixed-line network, where Wind Italy, and other network operators, was found to hold a “significant market power.” As an ex ante regulatory measure, AGCOM adopted a “glide-path” (a gradual decline in mobile termination rates and fixed-line termination rates) for each of these markets. See “—Mobile Regulatory Environment-Mobile Termination” for mobile termination rates and “—Fixed-Line Regulatory Environment—Fixed-Line Collection and Termination” for fixed-line termination rates applicable to Wind Italy as a result.

AGCOM finalized its second round of market analysis on fixed termination in May 2010, confirming Telecom Italia and other network operators (“ANOs”) as entities with “significant market power.”

Adoption by Telecommunications Operators of Service Charters

AGCom Resolution 179/03/CSP identifies quality indicators and certain criteria according to which telecommunications operators are required to set quality standards and sets the minimum requirements for the adoption by telecommunications operators of Telecommunications Services Charters. It furthermore establishes general criteria for the quality of telecommunications services.

The directive addresses the following concerns:

•	equal treatment of users and avoidance of any discrimination;

•	comprehensive and intelligible information for users on the legal and technical terms and on the pricing of services to be provided;

•	the establishment of systems that will allow customers to limit or control the level of users’ consumption arising out of the use of the service covered by the contract;

•	information concerning payment for services;

•	claims and reporting;

•	customer support;

•	quality of services; and

•	refunds and indemnities.

The Resolution further sets out certain sanctions for non-compliance, which include, among others, certain circumstances in which telecommunications operators are required to refund customers.

In addition, AGCOM adopted specific resolutions on quality and services charters in relation to each of the main areas of electronic communications services (fixed-line voice calls, mobile and personal communications, Pay TV, Internet access) setting forth the level of quality for services typically provided in each of these areas.

In respect of the obligations set out above, AGCOM adopted some Resolutions, including Decision 79/09/CSP related to phone centers providing information to customers, which establishes principles and rules related to the provision of minimum quality of service standards.

Regarding quality of service standards, in particular AGCOM adopted Resolutions 244/08/CSP and 400/10/CONS under which, from October 2010, it is possible for Customers to measure the quality of their fixed-line connection to internet through a certificated and free software agent (so called Nemesys) downloaded into Customers’ pc. This measurement system was realized thanks to cooperation between AGCOM, FUB (Ugo Bordoni Foundation) and Telco operators. In order to get measurement, Telco operators have published some indicators, such as maximum and minimum speed for upload and download.

Since June 2010, in cooperation with FUB, AGCOM has also started a negotiating technical table with all mobile operators, including MVNOs, so as to integrate Resolution 104/05/CSP with indicators through which it will be possible to measure quality of all mobile services. Mobile operators are working all together to define such indicators.

AGCOM has proposed numerous measures to protect customers. Among these, Decision 326/10/CONS introduced specific measures to avoid unexpectedly high billing in the mobile data retail market, such as:

•	Alert and limiting costs systems for internet traffic;

•	Stopping of connection to internet when credit on prepaid SIM cards is finished;

•	Control systems for internet traffic;

•	Monthly maximum cost thresholds for internet traffic;

•	Notice to Customers about these measures

Wind Italy is now implementing all necessary systems in order to be compliant with the above mentioned Decision. It is worth highlighting that measure related to monthly maximum cost thresholds for internet traffic has been already implemented for prepaid consumer market.

Universal Service Obligations

As the incumbent, Telecom Italia is required to provide a basic level of services with a given quality to all consumers in Italy, at affordable rates regardless of the geographical location of such consumers. In connection with such “universal service obligations” or “USO,” AGCOM requires other fixed-line and mobile operators, including Wind Italy, to compensate Telecom Italia for costs incurred by it as universal service provider. In this regard, AGCOM required Wind Italy to pay approximately €2.3 million for fixed-line voice and mobile services for 2001, €3.9 million for 2002 and €5.9 million for 2003. Wind Italy has not paid for such universal services for the period since 2004 until today, as AGCOM is still revising the USO net cost for 2004 as provided by Telecom Italia. In December 2008, AGCOM initiated a public consultation process about USO cost methodology and, waiting for the results of such consultation, halted the USO 2004 revision process. The consultation ended and AGCOM re-opened the 2004 valuation process. Since 2004, Wind Italy has set aside provisions in relation to incurred but unpaid amounts for universal services based on the best information available at the date of calculation, pending determination by AGCOM of the actual amount payable for such services.

Following four legal appeals filed by Vodafone, AGCOM re-opened the process of evaluation of USO contributions (1999-2003, year 2002 excluded) to comply with certain decisions of the Council of State (Consiglio di Stato). All USO evaluation consultation proceedings (1999-2003 and 2004) are expected to be finalized within 2011.

International Roaming

With respect to the wholesale international roaming market, on June 30, 2007, the EU Regulation on Roaming (2007/717/EC) (the “Roaming Regulation”) came into effect. The Roaming Regulation provides a steady reduction in retail and wholesale roaming charges for calls made to destinations within the EU and the EEA. As of July 1, 2009, the European Commission proposal to extend the scope and duration of the Roaming Regulation came into effect, which, among other things, further reduces the caps applicable to roaming voice charges, while extending the glide path for roaming voice charges to 2012, and introduces a cap on the roaming charges that operators can charge for SMSs and mobile data services. With respect to EU mobile roaming services, the objective to bring the difference between roaming and national retail tariffs near to zero by 2015 was included in a communication from the European Commission to the European Parliament published in May 2010.

Interconnection Rates

Telecom Italia, the incumbent and former monopoly telephone services provider, owns and operates the largest fixed-line voice telephone network in Italy. As a result, the ability of other operators, including Wind Italy, to provide fixed-line voice and other telecommunications services is dependent on the ability of such other operators, including Wind Italy, to interconnect with Telecom Italia’s network. Accordingly, the wholesale interconnection rates that Telecom Italia charges other operators, including Wind Italy (which include the fixed-line termination rates charged by Telecom Italia for calls terminating on its networks) were regulated by AGCOM through a wholesale (network) cap regime under AGCOM’s Decisions 33/06/CONS, 34/06/CONS, 45/06/CONS, 417/06/CONS, 4/06/CONS and 251/08/CONS (regulate the alternative fixed operators FTR). See “—Fixed-Line Regulatory Environment—Wholesale Price Caps—Wholesale (Network) Cap.” Following the second round of market analysis, the relevant Decisions are: 731/09/CONS (wholesale fixed access), 2/10/CONS (Circuits), 179/10/CONS (call collection and fixed termination), and 180/10/CONS(wholesale transit), and 229/10/CONS (fixed termination rate for 2011 both for TI and alternative fixed operators).

The FTR values both for TI and Other operators (TDM—traditional interconnection—and IP) for 2012/2013 will be set by Agcom with new proceedings expected for the 3Q 2011 also adopting BULRIC cost models.

While the mobile termination rates that Telecom Italia charges to other operators for calls terminating on its mobile network have also been subject to a wholesale (network) cap, all mobile network operators are subject to a new mobile termination rate network cap. See “—Mobile Regulatory Environment—Mobile Termination.”

As a result of its “significant market power” in all retail markets, the retail prices that Telecom Italia charges to its end-users (customers) are also regulated by AGCOM. Following the completion of the first round of market analysis, AGCOM updated the rules applicable to the provision of retail services by Telecom Italia pursuant to its Decisions 33/06/CONS and 642/06/CONS. See “-Fixed-Line Regulatory Environment-Wholesale Price Caps.” AGCOM conducted a new market analysis and Decision 284/10/CONS eliminated constraints for Telecom Italia in the retail market. Telecom Italia has still an obligation on the wholesale market on the replicability tests on its retail offers. Decision 499/10/CONS renewed retail replicability tests for Telecom Italia as an operator with “significant market power” in the fixed retail market (including for bundled services).

Mobile Regulatory Environment

Mobile Termination

As a result of its market analysis on wholesale termination of voice calls on individual mobile networks, on December 5, 2008, AGCOM adopted its Resolution 667/08/CONS pursuant to which Wind Italy, together with all other mobile operators in Italy (Telecom Italia, Vodafone and Hutchison 3G), were declared to hold a “significant market power” in this market. Accordingly, AGCOM imposed certain transparency, access, non-discrimination, price control and cost accounting obligations on each of them. In particular, Article 12 of the aforementioned Resolution set forth a four-year “glide path” (a gradual decline in mobile termination rates) such that by 2012, all termination rates will be the same for each operator.

	From July 1, 2009	From July 1, 2010	From July 1, 2011	From July 1, 2012
	(Euro cents/minute)
Hutchison 3G	11.0	9.0	6.3	4.5
Telecom Italia	7.7	6.6	5.3	4.5
Vodafone	7.7	6.6	5.3	4.5
Wind Italy	8.7	7.2	5.3	4.5

The “glide path” may be implemented by AGCOM, in accordance with EU regulation, on an accelerated basis, which could result in the enforcement of a maximum termination rate earlier than anticipated (see further below).

Notwithstanding the glide path set forth by AGCOM Decision 667/08/CONS, the same Decision also provides for a new model to determine termination rates

The new cost model, which is a bottom-up long-run incremental cost accounting model (BU LRIC) based on the EU’s Recommendation on the Regulatory Treatment of Fixed and Mobile Termination Rates in the EU dated May 7, 2009, has been developed and then approved by AGCOM with the Decision 60/11/CONS. AGCOM applied the new model, including e reconciliation process (in order to better adapt it to specific Italian contest characteristics) in the third round of Market Analysis for the market 7.

On January 2011 (Decision 670/10/CONS) AGCOM started the third round of Market Analysis for the market 7, in order to apply the BU LRIC model (as defined by EU guide lines on MTR) for the definition of the network cap of the Mobile Termination Rate. On May 23, 2011 AGCOM, with Decision 254/11/CONS, started the public consultation on its draft decision on the results of the Market Analysis. AGCOM proposes a re-definition of the values to be applied by all the Italian Mobile Network Operators since January 2012 up to December 2015 and as a consequence defining a new glide path to be applied. This market analysis is still ongoing and it’s under consultation both at national and EU level.

The Proposed Glide path—Decision 254/11/CONS

(under consultation)

	From July 1, 2012	From July 1, 2013	From July 1, 2014	From July 1, 2015
	(Euro cents/minute)

Hutchison 3G	5.1	3.4	1.6	0.98

Telecom Italia	4.1	2.6	1.6	0.98

Vodafone	4.1	2.6	1.6	0.98

Wind Italy	4.1	2.6	1.6	0.98

AGCOM’s Decision no. 667/08/CONS was appealed before the Lazio Administrative Tribunal (the “TAR Lazio”) by Fastweb S.p.A., H3G S.p.A., BT S.p.A. and AIIP-Associazione Italiana Internet Provider. H3G’s appeal also requested interim measures in relation to the application of its new termination rate starting from July 1, 2010 (€0.09 per minute). The TAR Lazio rejected H3G’s interim measures request, in response to which H3G appealed such decision before the Council of State (Consiglio di Stato) in July 2010. The Council of State (Consiglio di Stato) accepted H3G’s request of suspension of the provision related to H3G’s termination rate until the hearing held before the TAR Lazio on the merit of the case, as then ruled in favor of the validity and effectiveness of the above AGCOM decision. Also the Council of State confirmed this merit ruling in second instance, by rejecting the further H3G appeal last May 29 2011.

In addition to the glide path provided for above, on August 30, 2008 AGCOM published Resolution no. 446/08/CONS, which applied a cap of €0.13 per minute from November 1, 2008 to mobile termination rates on Hutchison 3G’s network. The Resolution was appealed before the TAR Lazio by H3G for the reduction of its termination rate from €0.1626 to €0.13 per minute (from November 1, 2008), and by Wind Italy for AGCOM’s delay in the application of H3G’s new termination rate (November 1, 2008 instead of September 1, 2008). The TAR Lazio rejected H3G’s appeal, while Wind Italy’s appeal is still pending.

The financial impact of the regulated mobile termination rates on Wind Italy depends on the combination of a number of factors, which include the volume of calls made by customers of other operators that terminate on Wind Italy’s network (for which Wind Italy charges termination rates, which comprise its interconnection revenues), and the volume of calls by Wind Italy customers that terminate on the network of other mobile operators (for which Wind Italy is charged termination rates, which comprise Wind Italy’s interconnection expenses).

Mobile Access and Call Origination

In August 2000, with Decision no. 544/00/CONS, AGCOM decided as part of the UMTS license provisions not to impose a regulatory obligation upon mobile operators to provide access by MVNOs to their respective GSM, GPRS and UMTS networks for a period of eight years from the initial commercial launch of UMTS services.

In February 2005, the Italian competition authority initiated a formal investigation against Telecom Italia, Vodafone and Wind Italy alleging abuse of dominant position by, among other things, refusing to provide access to MVNOs in 2005. Notwithstanding this investigation, AGCOM, by its subsequent decisions, confirmed the introduction of MVNOs only through a commercial agreement with an operator, rather than as a legal requirement, as AGCOM did not find any mobile operator to hold a dominant position in this market either individually or collectively.

The Revised Recommendation did not include the market on wholesale access and call origination on mobile networks among the “relevant markets” that required ex ante regulation. Accordingly, on March 16, 2009, AGCOM, through Decision 65/09/CONS, decided that the market for the provision of wholesale access and origination service from public mobile networks was competitive and did not fulfill the criteria for the imposition of ex ante regulation.

Assignment of 900 MHz Spectrum

In 2008, AGCOM adopted its Decision 541/08/CONS concerning the allocation of the spectrum of 900 MHz and 2100 MHz bands and established the main criteria for the allocation plan for the 1800 MHz spectrum. As per this Decision, Wind Italy, Telecom Italia and Vodafone presented to the Ministry a technical plan for the re-allocation of the spectrum of the 900 MHz band assigned to each of these three GSM operators to increase spectrum efficiency and enable the refarming of the 900 MHz band to provide 3G services. The reallocation process is split in two phases which includes the transitory phase and the final phase:

•

The transitory phase runs from November 2009 to November 2011. During this period, out of the total 35 MHz, Wind Italy will be assigned 9.8 MHz spectrum, Telecom Italia will be assigned 12.6 MHz spectrum and Vodafone will be assigned 12 MHz spectrum. As a result, the spectrum initially assigned to Wind Italy will increase in terms of quantity (i.e., MHz) and will be of a better quality (i.e., spectrum available will be less fragmented than in the current allocation); and

•

From November 2011 to December 2012 there will be a new transitory period in order to reach the final configuration. In this transitory period in some areas there will become available 5 MHz in the band 900 MHz in favor of H3G.

•

The final phase will run from December 2013 onwards. During the final phase, Wind Italy, Telecom Italia and Vodafone will each be assigned 10 MHz spectrum, and therefore, a spectrum parity between all three operators will be achieved. The remaining 5 MHz was assigned through a competitive bidding process among the remaining operators (see below).

In March 2009, the Italian Ministry for Economic Development announced a tender for the assignment of rights of use for the frequencies in the 2100 MHz band, divided into three blocks of 5 MHz bandwidth each. The additional spectrum is subject to the terms of the original UMTS license. In June 2009, Wind Italy was awarded a 5 MHz block for about €89 million, which was formally assigned by the Italian Ministry of Economic Development in September 2009.

AGCOM’s Decision no. 541/08/CONS and the above tender were appealed before the TAR Lazio by AIIP and Fastweb (Fastweb later renounced the appeal). The TAR Lazio rejected the appeal.

The Italian Ministry of Economic Development assigned the remaining 5 MHz block in the 900 MHz band to H3G it will become available at the end of 2013 (Wind Italy, Telecom Italia and Vodafone could not participate in such auction as it was reserved to UMTS only operators).

In the near future, it is expected that the Italian Ministry of Economic starts the auction of the rights of use for frequencies in the 1800 MHz band for 25 MHz paired spectrum (of which 10 MHz paired spectrum is still optioned by H3G), and frequencies in the 2.6 GHz band (likely to be 60 MHz paired spectrum and 30 MHz unpaired spectrum) and the digital dividend spectrum (likely to be 30 MHz paired spectrum in the 800 MHz band). AGcom already published the basic rules for the assignment procedure based on the Stabilty Law 2011. This law foresees as a minimum an income of €2.4 billion and the process of consideration of the spectrum in 2011 with the flush from the auction within September 2011.

Abolition of Mobile Recharge Fee

In March 2007, the so-called “Bersani Decree” (Law Decree No. 7 of January 31, 2007, converted into Law No. 40 of April 2, 2007) abolished the fixed charge for mobile top-ups on pre-paid SIM cards.

Fixed-Line Regulatory Environment

Pursuant to the Access and Interconnection Directive (2002/19/EC), national regulatory authorities, including AGCOM, may require an operator with “significant market power” to regularly produce a “reference interconnection offer” setting forth the terms and conditions at which such operator will provide access to specified services approved by the regulator. The reference interconnection offer is required to be sufficiently unbundled to ensure that operators receiving access to the dominant operator’s facilities only pay for use of such facilities and requires each operator with “significant market power” to give a description of the relevant offering and its associated terms and conditions, including, among other things, prices.

Pursuant to Italian law, the interconnection reference offer of Telecom Italia covers the following services: (i) fixed-line collection and termination, (ii) interconnection services (circuits), (iii) local loop unbundling, or LLU, (iv) bit stream, and (v) wholesale line rental, or WLR. Normally, Telecom Italia publishes its reference proposals that, for cost based items, are scrutinized by AGCOM with specific proceedings (public consultations and decisions).

Also Alternative operators are obliged to publish their reference offer regarding FTR.

Fixed-Line Collection and Termination

With the aim of maintaining, increasing and supporting investment by new operators in the fixed-line market, since 2006, alternative operators entering the fixed-line market are permitted to charge different fixed-line termination rates for calls terminating on their fixed-line network (via either direct access or via LLU) than the fixed-line termination rates that Telecom Italia is permitted to charge.

The fixed-line interconnection rates which Telecom Italia is permitted to charge for collection (i.e., interconnection starting with call origination until receipt by a connection node on the network) and for calls terminating on its fixed-line network were subject to a wholesale (network) cap. The current wholesale (network) cap (which was in effect until 2009 provided for a gradual reduction in such interconnection rates (determined as a factor of inflation). The new rules regarding call collection and termination have been set by Decision 179/10/CONS.

As a result of previous AGCOM market analysis, AGCOM adopted its Decision 251/08/CONS, whereby certain alternative fixed-line operators, including Wind Italy, have also been subjected, as an ex ante regulatory measure, to a four-year “glide path” (a gradual decline in fixed-line termination rates) to fixed-line termination rates for calls terminating on their respective networks. The Decision was appealed by OPITEL, Infracom, Colt and Fastweb before the TAR Lazio, which rejected these appeals. The same operators have appealed this latter ruling before the Council of State (Consiglio di Stato). OPITEL and Fastweb have then renounced to continue to dispute by these appeals whereas Infracom and Colt are insisting to ask the annulment of the above decision with specific reference to their respective termination rates, as stated by AGCOM; the related litigation is still pending.

Decision 407/08/CONS explicitly included certain alternative operators in the “alternative fixed-line operators” category, which include Brennercom S.p.A., Fly Net S.p.A., TEX97 S.p.A, Satcom S.p.A., Uno Communications S.p.A., and Vodafone Omnitel N.V. It established the following fixed-line termination rates:

	From July 1, 2012 to June 30, 2008	From July 1, 2008 to June 30, 2009	From July 1, 2009 to June 30, 2010	From July 1, 2010 to December 31, 2010
	(Euro cents/minute)

Fastweb	2.01	1.53	1.05	0.57

Wind Italy	1.90	1.44	1.01	0.57

BT Italia	1.78	1.38	0.97	0.57

Tiscali	1.76	1.36	0.97	0.57

Tele2	1.45	1.15	0.86	0.57

Eutelia	1.25	1.02	0.80	0.57

Others	1.25	1.02	0.80	0.57

Decision 179/10/CONS established the opening of proceedings to define 2011 termination rates for Telecom Italia and ANOs. This proceeding was performed and led to final decision 229/11/CONS. According to decision 229/11/CONS ANOs fixed termination rate is kept to 0.57 Euro cents/min for the whole of 2011, while as of 2012, incumbent and ANOs fixed termination rates will be defined in a symmetric way (both on TDM and on IP) following the results of two different proceedings (one for TDM termination and other for IP termination based on BU LRIC cost model). As of 2013, only IP fixed termination will be regulated. Decision 179/10/CONS also established the opening of a proceeding to define 2012 termination rates for Telecom Italia and ANOs following the adoption of a bottom-up LRIC model (not yet opened; see IP termination cost model above). The Decision was appealed by Telecom Italia before the President of the Republic, as head of State, in September 2010. The appeal was then moved before the TAR Lazio and the hearing merit discussion is scheduled for July 14, 2011.

Wholesale Terminating Segments of Leased Lines and Interconnection circuits

On January 26, 2006, pursuant to AGCOM’s Decision No. 45/06/CONS on the termination segments of leased lines market and the long distance leased lines market, AGCOM notified Telecom Italia that it had been identified as an operator with “significant market power” in both these markets. As a result, AGCOM repealed the “retail minus” pricing regime previously applied to Telecom Italia, whereby Telecom Italia was required to charge the other operators for the provision of wholesale leased lines wholesale rates determined as a reduced percentage of the retail rates which Telecom Italia charged its consumers.

The new rules to be applied to wholesale terminating segments of leased lines and interconnection circuits have been issued with the new market analysis 2/10/CONS. In particular, terminating circuits are regulated by the adoption of a network cap mechanism, while the interconnection services are cost based.

Direct Telephone and Broadband

Three main regulatory provisions affect competition in the direct telephone and broadband markets, namely the obligation on Telecom Italia to provide LLU, bitstream and WLR services. Following market analysis 731/09/CONS, a new cost mechanism was set by AGCOM with the introduction of LRIC bottom-up for all wholesale access services. A specific consultation in connection therewith was performed by AGCOM in May 2010 (121/10/CONS), proposing the new values to be applied.

Following the market test, AGCOM sent a proposal to the European Commission, which answered. The new model defined 13 different network caps to be applied to all access wholesale copper services for the years 2010 to 2012. Economic wholesale changes year per year will occur only if a quality test on performances rendered by TI to ANOs receives a green light by AGcom.

The final decision has been adopted at the end of 2010 (578/10/CONS AGcom decision).

LLU

Local loop unbundling, or LLU, is a regulatory process of allowing multiple telecommunications operators, including Wind Italy, to use connections from Telecom Italia’s central exchange to directly connect end-users to their respective networks by renting the copper loop from Telecom Italia. All licensed operators can request the provision of LLU services from Telecom Italia, which is required to provide access to LLU services on non-discriminatory, transparent and cost-based terms and conditions. Unbundling is available in two forms in Italy:

•	Full LLU: With full LLU, the subscribers no longer have a subscription to Telecom Italia’s telephone services; and

•	Shared Access: Under shared access, the subscribers maintain a subscription to Telecom Italia’s telephone services, and operators renting shared loops only provide DSL Internet access.

Both full LLU and shared access tariffs are regulated in Italy. Telecom Italia is required to include these tariffs in its reference offer.

Following the expiry of the LLU wholesale (network) cap in 2007, alternative operators, including Wind Italy, paid a monthly fee for unbundling and shared access services to Telecom Italia at cost-oriented tariffs approved by AGCOM. Following a public consultation, AGCOM decided that, effective January 1, 2009, the LLU monthly fees payable to Telecom Italia were €8.49 per month, compared to €7.64 per month in 2008, €7.80 per month in 2007 and €8.04 per month in 2006.

Wind Italy filed a claim before the TAR Lazio for the partial annulment of AGCOM Decision no. 14/09/CIR (related to the value of monthly fees payable to Telecom Italia for the year 2009). The TAR Lazio rejected Wind Italy’s claim with a ruling issued on March 25, 2010. Wind Italy filed an appeal before Council of State which was rejected last April, 2011.

The values established by the final AGcom decision 578/10/CONS were:

(Euro/month):

•	2010 (May): €8.70;

•	2011: €9.02; and

•	2012: €9.28.

The most LLU price are under a network cap mechanism. AGCom decision n. 578/10/CONS has been appealed by Wind Italy with reference LLU price (because maintenance costs were overestimated by AGCom) and such proceedings is still pending before TAR Lazio.

Bitstream Offer

As a result of the first round of market analysis, AGCOM adopted Decision 34/06/CONS, which requires Telecom Italia to offer alternative operators and Internet service providers, or ISPs, wholesale bitstream services on a non-discriminatory and cost-based basis.

The bitstream offer provided by Telecom Italia is an unbundled offer and includes four levels of interconnection to be used by the alternative operators. The levels of interconnection include:(i) DSLAM node (available only out of LLU areas), (ii) Parent Node, (iii) Distant Node, and (iv) IP Level.

For each level of interconnection there is a different scheme. Following the new market analysis(731/09) nearly all bitstream services will be regulated by a network cap. AGCOM, for cost based services, will adopt the consultation approach (like for LLU and WLR cost based services).

Wind Italy filed an appeal before the President of Republic, as head of State, against the parts of Decision no. 731/09 referring to the value of the price provided on Bitstream naked and on the wholesale line rental. Such proceeding was later moved before the TAR Lazio.

After the 731/09/CONS, with the decision 578/10/CONS AGcom established the network cap mechanism to regulate the most bitstream prices.

AGCom decision n. 578/10/CONS has also been appealed by Wind Italy with reference Bitstream naked price (because such price was not cost oriented but defined on the basis of the retail minus price) and such proceedings is still pending before TAR Lazio

Wholesale Line Rental

Wholesale Line Rental (“WLR”) was introduced in Italy at the end of 2007, in areas where LLU was not available, which then corresponded to approximately 25% of the Italian population. In respect of WLR, Telecom Italia leases its subscriber lines on a wholesale basis to alternative operators, including Wind Italy, which such operators then release to their customers. AGCOM held that Telecom Italia must offer access to its network providing the WLR where LLU is not currently provided. Up to 2010 (April) Telecom Italia was obliged to offer WLR on a “retail minus” basis, with a 12.0% reduction from monthly rental fees offered by Telecom Italia. Effective February 1, 2009, Telecom Italia increased its monthly retail rental fees to €13.40.

Following the wholesale access services cost model previously described, the new WLR fees(residential and business) will be set following a network cap mechanism. According to a 578/10/CONS AGcom decision, the landing value (2012) will be €12.89 per month both for residential and business WLR basic lines.

Wind Italy has also appealed AGCom decision n. 578/10/CONS with reference to the WLR price (because such price was not cost oriented but defined on the basis of the retail minus price) and such proceedings are still pending before TAR Lazio.

Wholesale Price Caps

As the incumbent and former monopoly telephone services provider in Italy, Telecom Italia’s wholesale offers are subject to caps determined by AGCOM.

Wholesale (Network) Cap

After its first round of market analysis, AGCOM separated Telecom Italia’s previous reference interconnection offer into five different interconnection reference offers, which include capped wholesale offers for fixed-line collection and termination services, wholesale trunk and termination services, LLU, bitstream, and WLR. Most of the network caps have expired or are under review in the new BULRIC model described under “—Fixed-Line Regulatory Environment—Direct Telephone and Broadband.”

New Technologies

VoIP

Voice over Internet Protocol, or VoIP, is a general term for a set of transmission technologies for the delivery of voice communications, such as voice, facsimile, and/or voice-messaging applications over IP networks such as the Internet, rather than the PTSN. In Italy, while VoIP providers operate under the same general authorization regime as other providers of electronic communications services, AGCOM regulates the provision of VoIP services pursuant to its Decision 11/06/CIR. The rights and obligations of VoIP providers may differ depending on the type of VoIP services provided, based on the category of “electronic communications services” under which such services fall.

Following the decision 179/10/CONS and 229/11/CONS Agcom started in June 2010 a public consultation (55/11/CIR) in order to define the main basic technical rules for the IP interconnections. The IP technical final rules are expected for September 2011.

WiMax

On October 19, 2007, the Italian government announced that operators could bid for 3.5 GHz radio frequencies (WiMax spectrum). The Italian government raised €136 million (representing a 176% increase on the starting bid of €49 million). However, many of the larger operators such as Wind Italy, Fastweb and Mediaset withdrew from the tender.

The main winners of the auction were largely smaller operators such as ARIADSL S.p.A., which gained licenses in all the regions of Italy, and A.F.T. S.p.A (provider of WiFi hotspots around Italy),which was awarded licenses in all regions of Italy. Multimedia group Retelit, through its subsidiary e-via S.p.A., was awarded with licenses in central and northern Italy. Telecom Italia was awarded with three licenses, in the central and southern regions of Italy, and the island of Sardinia.

Start of customer migration procedures and NP procedure

In August 2009, AGCOM published Resolution 41/09/CIR concerning the integration of activation, migration and deactivation procedures and fixed number portability.

Wind Italy filed a claim on October 19, 2009 for the partial annulment of AGCOM Decision no. 41/09 in relation to the reduction of terms allowed for the donating operators. The related litigation is pending.

After the decision 35/10/CIR (October 2010) in February 2011 has been started by all the operators the Number portability procedure among fixed operator (procedure to migrate only the number)

After the start of the migration procedure in June 2008 and the Number Portability procedure in February 2011 an update of the output capacity (number of order manageable per day) of the operators and about customer rethinking procedure is expected.

Regulation of Telecommunications in Algeria

The main elements of the regulatory framework for the telecommunications sector in Algeria are embodied in the Telecom Law of August 2000 (No. 2000-03, August 5, 2000) (the “Algerian Telecommunications Law”). This law established general rules pertaining to the organization of the sector, defined the regulatory framework for the authorization of telecommunications services and introduced changes to permit competition between private operators. The policy set out by the Algerian government is to continue to liberalize the telecommunications sector and allow competition to set price levels for the benefit of consumers, although recently the regulator has been trying to regulate retail prices.

Under the Algerian Telecommunications Law, the Algerian telecommunications market is monitored by the Ministry of Post, Information Technology and Communications (the “MTIC”), which is responsible for establishing policies, and regulated by the Autorité de Régulation de la Poste et des Télécommunications, or the ARPT, a body established as an independent and financially autonomous regulator, which is responsible for granting telecommunication licenses and monitoring the quality of services, requested from each operator based on its respective license. The ARPT also monitors compliance with existing laws and regulations, assigns and monitors the use of frequencies, grants numbers to operators and acts as an advisor to the MTIC, in which role it assists in the preparation of new regulations relating to the development of the sector. The ARPT also settles disputes between operators in the event that the negotiations between the parties do not result in an agreement.

The ARPT requires, in principle, that parties negotiate interconnection prices between themselves and intervenes only if there is a dispute between the parties. All interconnection agreements and interconnection offers must be approved by the ARPT prior to becoming effective.

Another body, the Competition Counsel, provided for by the law but not yet active, should be competent for competition matters, although the ARPT also regulates this matter.

OTA has valid interconnection agreements with the two fixed operators and the other two mobile operators in Algeria, as well as with several VoIP operators. The termination tariffs are modified annually with reference to the interconnection catalogue approved by the ARPT. A claim filed by OTA concerning the ARPT’s criteria for the approval of termination tariffs was lost.

The ARPT has also recently established rules regulating the promotions which GSM operators may offer. The regulation limits the number and the duration of promotions permitted by a carrier as well as the minimum interval between promotions. This has had, to some extent, an effect of reducing the intensity of competitive promotions.

There is currently no number portability in Algeria.

The Algerian government had announced official plans to issue 3G licenses in 2008, but no action has been taken so far. OTA does not expect there will be significant demand for 3G technology in Algeria in the near future. In August 2008, a consultation procedure to measure interest in 3G licenses was launched by the ARPT. The Minister previously announced official freezing of the 3G developments throughout 2011. However, the MTIC has recently announced that the request for proposals for 3G will be ready by the end of 2011. 4G possibility has also been mentioned, although the exact direction of the Algerian authorities is not yet clear.

The provision of domestic roaming services is not required under the Algerian Telecommunications Law. It was not permitted until operators have fulfilled their respective roll-out obligations for the first four years of their license, i.e. until 2008.

There are currently no MVNOs in Algeria and no regulation exists to provide for such operators.

In the latter part of 2008, the ARPT issued regulations requiring customers to provide proof of identification before being able to obtain mobile phone service. Existing customers had until October 10, 2008 to provide such evidence with failure to do so by such date resulting in the disconnection of their SIM cards. From September 15, 2008, new customers receive de-activated SIM cards which are only activated following provision of evidence of identification at the point of sale in electronic format with hard copy evidence to follow within one month following the sale.

In March 2009, the Algerian MTIC began a consultation amongst all the mobile players for a possible reform in the telecom law. This reform is expected in 2011. Starting from August 2010, new ARPT council members were appointed, which led to partially unblocking some of the old pending commercial issues, but no final decision has been taken on the new telecom law.

In 2009, the Complementary Finance Law introduced a new 5% sales tax on mobile recharges which is not passed on to the end user in the price of the recharge. This has been applied to all mobile carriers in Algeria and has had a negative impact across the industry.

Between 2010 and 2011, ARPT launched a large operation to rehabilitate the telecommunication sector actors, removing from the market any authorized but non-operational companies (especially ISPs). Within this operation, the ARPT decided in 2011 to limit the duration of all telecommunications authorizations (which were previously unlimited in time) to five years. This limit applies to all authorizations, including ISP, GPS receivers, VoIP and other authorization.

Regulation of Telecommunications in Pakistan

The Pakistani telecommunications industry is regulated by the government of Pakistan, acting through the Ministry of Information Technology (“MoIT”) and the Pakistan Telecommunications Authority (“PTA”). The government of Pakistan is responsible for establishing policy relating to telecommunications. Subject to the policies issued by the government of Pakistan and the provisions of the Pakistan Telecommunications Act, the PTA is responsible for regulating the telecommunications industry, including licensing, tariff regulation and arbitration of interconnection disputes. Moreover, in amendments made to the Telecommunications Act in 2006, the PTA has been given the power to regulate competition in the telecommunications sector in Pakistan. The Frequency Allocation Board (the “FAB”) has been constituted to allocate and assign frequencies.

In January 2004, a mobile cellular policy (the “Cellular Policy”) was issued by the Pakistani government in relation to the mobile telecommunication sector. This followed the De-Regulation Policy for the Telecommunications Sector (the “Deregulation Policy”) issued in July 2003 in relation to the liberalization of the telecommunication sector focusing on fixed-line telecommunication. The Pakistan Telecommunications (Re-Organization) Act 1996 (the “Pakistan Telecommunications Act”), as amended, and the rules and regulations made thereunder, including the Pakistan Telecommunication Rules 2000 (the “Telecommunication Rules”) and license terms and conditions principally regulate mobile telecommunication networks and services in Pakistan.

The objectives of the Cellular Policy and the Deregulation Policy include promoting competition, developing infrastructure and increasing investment in the telecommunications sector. An important aspect of the Cellular Policy includes a provision that all holders of cellular mobile licenses at the date of the implementation of the policy will be required to pay fees for renewal of their licenses upon expiration of such licenses. The renewal will be for 15 years. The fees for renewal will be the same as those that Warid Telecom and Telenor were initially required to pay for their licenses, i.e., a total of US$291 million. In addition, existing holders of licenses were requested by the PTA to accept allocation of additional frequencies in the 1800 MHz band in exchange for a narrower spectrum in the 900 MHz band.

The five-year life cycle of these policies has ended and the MoIT is in a process of consultation with all stakeholders before finalization of a new telecom policy. Mobilink has forwarded its detailed comments/suggestions on the cellular policy and suggested changes to the MoIT for incorporation in the revised policy. The MoIT had originally forecasted to finalize a new policy in 2010. A new Federal Minister of IT was appointed in December 2010; meanwhile some core staff of the Ministry including the Federal Secretary have retired from service. Consequently, formulation of new Telecom Policy is expected to take some time.

In accordance with the Telecommunication Rules, an operator whose share of the relevant market exceeds 25.0% in terms of revenue is presumed to have a dominant market position and categorized as having a significant market position (“SMP”). In August 2004, it was determined that Mobilink had an SMP in relation to interconnection and retail markets and, consequently, it was subject to increased regulation by the PTA. In July 2010, however, after completing a consultation process to redefine the relevant telecommunications markets and determine the SMPs in the relevant markets, the PTA determined that the mobile telecommunications market was in a state of fair competition, particularly after the introduction of mobile number portability in Pakistan. As a result, the PTA decided that, until otherwise determined, the mobile telecommunications market is no longer a relevant market for the purpose of declaring SMP operators, and Mobilink was freed of the SMP regulations.

In 2001, the PTA introduced a new tariff regime based on the “calling party pays” principle, which effectively made all incoming calls free of charge to the receiver of such calls. This change has increased the affordability of mobile phone services in Pakistan.

Mobile number portability (“MNP”) is a facility provided by telecommunications operators which enables customers to keep their telephone numbers when they change operators. The Mobile Number Portability Regulations 2005 provide for eligibility criteria for MNP, rights and obligations of subscribers requesting that their numbers be ported and duties and responsibilities of operators. MNP was launched throughout Pakistan on March 23, 2007. The PTA and all mobile operators agreed on a porting fee of PKR 500 to be paid by the recipient to the donor operator for each completed port. On September 1, 2009, this fee was reduced to PKR 250 per completed port. The PTA in May 2007 directed all fixed-line operators to upgrade their networks to support MNP. Furthermore, the PTA directed cellular mobile operators to provide onward routing free of charge for the first two months following implementation of MNP, after which onward routing charges of PKR 0.30 per minute (charged on per second basis) over and above the normal inter-connect charges are to be paid by the originating fixed-line operator to the mobile operator providing the onward routing facility. Onward routing charges were made part of transit charges (not to be charged separately) with effect from June 1, 2008 by the PTA’s determination dated May 9, 2008. The Cellular Policy encourages domestic roaming, the sharing of bands and infrastructure sharing; however, it does not impose any obligation in this respect and the matter is left to the various operators to negotiate on commercial terms.

On April 13, 2007, the PTA announced that 3G licensing would be available, and issued a draft proposal for stakeholders’ comments. Spectrum for 3G licensing is expected to be made available in seven blocks of 5 MHz. The winner of the auction will have the choice to select up to a maximum of three blocks from seven available blocks. On the recommendation of all GSM operators, the launch of 3G services in Pakistan was deferred by two to three years as the market was not fully prepared to accommodate 3G technology.

In July 2010, the Ministry of Finance formally asked the MoIT and the PTA to auction 3G licenses to mobile companies in the financial year 2010-2011. The PTA is planning to announce the auction in the last quarter of 2010 and hold it back if applicants are more than the frequency blocks available. It was announced by government officials that 3G auctioning policy for spectrum is expected to be prepared by end of the first quarter of 2011. The PTA would then be able to announce plans for launch of 3G services once the policy is approved by the government. In the annual budget 2011-2012, the government has estimated receipt of an amount of Rs.75 billion (approximately US$880 million) from PTA. The inference drawn is that this estimated receipt is on account of 3G spectrum auction. On June 2, 2011, PTA informed all cellular mobile operators that they would be shortly initiating the process for auctioning of 3G spectrum / licenses after obtaining approval of Government of Pakistan and asked all operators to send their expressions of interest (“EoI”) for this auction by June 30, 2011. The PTA has not, however, provided any details regarding availability of spectrum, auction process, eligibility criteria, payment terms or roll-out obligations. PMCL has submitted an EoI, along with a request for more information on the details of the proposed 3G auction so that they may assess the opportunity and plan accordingly.

In addition, in April 2009, the government announced a 50% reduction in the activation tax on each new mobile phone, a reduction in General Sales Tax (being the federal excise duty on mobile usage) from 21% to 19.5%, a 50% reduction in customs duty on imported mobile phone handsets and the abolition of a regulatory duty on the importation of mobile phone handsets. These new taxes were applicable from July 1, 2009.

Due to the prevailing security situation in Pakistan, the issue of mobile phone customers’ identity documentation has been a concern of the regulators since 2007. The MoIT issued a policy directive on January 14, 2008, based on which PTA issued a standing operating procedure (SOP) on February 22, 2008 for implementation by the cellular operators. The PTA specified a number of measures to be taken by the operators laying down strict timelines and threatened of legal action against defaulting operators and permanent closure of defaulting franchisees. Upon the aggregate industry’s request, the PTA gave some relaxation in timelines. Since April 2008, the PTA has become more aggressive in its ground checks to ascertain SOP compliance.

On the directions of government of Pakistan, the PTA also issued instructions for sale of non-active SIMs in October 2008 with effect from February 1, 2009. It is based on sale of inactive SIMs by sales channels and activation of SIMs only after successful verification of the customer through mobile operators’ call centers. The purpose is to shift the responsibility of subscribers’ verification from franchisees/retailers to the mobile telephony operators. The new sales regime for sale of non-active SIMs was implemented successfully in February 2009.

Since April 2010, the PTA has started its campaign to clean up the corporate customers’ records in view of the involvement of SIMs issued in the name of corporate customers in grey telephony market. The PTA modified its SOP on customers’ documentation so as to relate to corporate customers. Sale of connections to corporate customers has been restricted only to mobile operators’ customer service centres and in-house sales channels (mobile operators’ employees only). A national tax code has been made a mandatory requirement for getting corporate connections. The PTA’s emphasis on corporate customers’ documentation continues, where they have requested to report on the physical inspection carried out on the corporate customers’ documents.

As far as Interconnection is concerned, mobile termination rates (fixed and mobile) were fixed on the basis of the PTA’s determination in May 2008 which was gradually reduced till it reached its final implementation stage in January 2010. The industry once more requested the PTA to reconsider the termination charges and SMS. On April 7, 2010, the PTA conducted a survey of this case but the Chairman of the PTA reserved the decision which we expect will be announced in near future. In the light of this disagreement amongst the mobile operators, the PTA has decided that mobile to mobile SMS shall continue to be settled in accordance with the sender keep all principle until an additional order is issued.

Regulation of Telecommunications in Bangladesh

The main elements of the regulatory framework for the telecommunications sector in Bangladesh are embodied in the Bangladesh Telecommunications Act 2001. This Act establishes rules relating to the supply of telecommunications services.

The Bangladesh telecommunications market was historically regulated by the Bangladesh Telecommunications Regulatory Commission (“BTRC”), which was established in 2001 as a statutory body to be independent from the Ministry of Post and Telecommunications. The BTRC regulated the provision of telecommunications services and was responsible for granting and renewing licenses. The BTRC consists of five commissioners appointed by the government of Bangladesh. The principal functions and duties of the BTRC included issuing licenses for telecommunications systems and services, regulating telecommunication activities and supervising telecommunication licensees.

The Amendment of the Telecom Act 2010 has been passed in Bangladesh, and as per the amendment, responsibilities such as issuance of licenses for telecommunications systems and services, regulation of the telecommunication activities and supervision of telecommunication licensees have been transferred from the BTRC to the Ministry of Post & Telecommunications (“MOPT”). Subsequent Amendments of Telecom Act

2010 have been discussed in parliament; however upon the Standing Parliamentary Committees’ strong reservation, the bill has been put off for further review. The decision is pending.

Four out of the six mobile operators are awaiting license renewal in November 2011. As a result of the Telecom Act 2010, the BTRC will be working as an executive body for forming and regulating the policies. The MOPT has been empowered for issuance and renewal of licenses. The four renewing mobile operators are lobbying the government to reduce the 2G license renewal pricing. The government recently extended the license renewal application deadline by three months, until August 2011, while the operators await the government’s final 2G license renewal guidelines and pricing.

In June 2005, the National Board of Revenue (“NBR”) imposed a SIM tax on every new connection and, in February 2006, required all mobile operators to re-register all existing subscribers and imposed additional documentation requirements for registering new subscribers. These developments initially led to disruptions in the market and a slowing in the growth of new subscribers as the cost of the SIM tax was passed on to subscribers buying new SIM cards by all operators. However, all operators have introduced changes in their processes to overcome the impact of these requirements, including regular promotions, reducing the price of a new SIM card for several weeks to ensure growth of new subscribers.

The BTRC is reviewing a suitable way to award mobile phone operators 3G licenses to ensure license acquisition fees are not a burden to prospective operators, but no 3G licenses have yet been awarded. There are no MVNOs, and no legislation exists to enable such operations.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 20-F. This discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of numerous factors, including the risks discussed in the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors.”

Overview

We are a holding company for telecommunications operators, providing voice and data services through a range of mobile, fixed and broadband technologies. The VimpelCom group of companies include companies operating in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Italy. We also own 49.0% of an operator in the Socialist Republic of Vietnam and an indirect equity shareholding in WIND Mobile. The operations of these companies cover a territory with a total population of approximately 843 million. Since we acquired, through the Wind Telecom Transaction, our operations in Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Namibia, Central African Republic and Italy, as well as an indirect equity shareholding in WIND Mobile, on April 15, 2011, this discussion and analysis concerning our financial condition and results of operations for the three years ended December 31, 2010 does not include the financial condition, or results of operations, of these markets, unless specifically stated otherwise. For more information, see “—Recent Developments and Trends—Wind Telecom Transaction” below.

Our net operating revenues were US$10,512.8 million for the year ended December 31, 2010, compared to US$8,702.9 million for the year ended December 31, 2009. Our operating income was US$2,852.5 million for the year ended December 31, 2010, compared to US$2,578.4 million for the year ended December 31, 2009. Net income attributable to VimpelCom was US$1,673.3 million for the year ended December 31, 2010, compared to US$1,121.8 million for the year ended December 31, 2009.

Kyivstar is a Ukrainian mobile operator, 56.5% of which was owned by subsidiaries of Telenor and 43.5% of which was owned by subsidiaries of Altimo. The combination under the VimpelCom Ltd. Transaction involved a series of transactions, including exchange offers by VimpelCom Ltd. to all holders of OJSC VimpelCom shares and ADSs. On April 21, 2010, the transactions were completed and VimpelCom Ltd. acquired approximately 98.0% of OJSC VimpelCom’s outstanding shares. Immediately following completion of the VimpelCom Ltd. exchange offers, subsidiaries of Telenor and Altimo caused their direct and indirect interests in Kyivstar to be transferred to VimpelCom Ltd. On August 6, 2010, VimpelCom Ltd. completed the acquisition of the remaining 2.0% of OJSC VimpelCom shares, including those represented by ADSs, from OJSC VimpelCom’s remaining minority shareholders by way of a statutory squeeze-out, making OJSC VimpelCom a wholly owned subsidiary of VimpelCom Ltd.

VimpelCom Ltd. is the accounting successor to OJSC VimpelCom, and, accordingly, accounting data and disclosure related to the period prior to April 21, 2010 in our U.S. GAAP financial statements represent accounting data and disclosures of OJSC VimpelCom except for equity which was restated to reflect the capital structure of VimpelCom Ltd.

We use the U.S. dollar as our reporting currency. The functional currencies of our group are the Russian ruble in Russia, the Ukrainian hryvnia in Ukraine, the Kazakh tenge in the Republic of Kazakhstan, the Armenian dram in the Republic of Armenia, the Georgian lari in Georgia, Kyrgyz som in Kyrgyzstan, and the U.S. dollar in Tajikistan, Uzbekistan and Cambodia. Due to the significant fluctuation of the non-U.S. dollar functional currencies against the U.S. dollar in the periods covered by this discussion and analysis, changes in our consolidated operating results in functional currencies differed from changes in our operating results in reporting currencies during some of these periods. In the following discussion and analysis, we have indicated our operating results in functional currencies and the devaluation or appreciation of functional currencies where it is material to explaining our operating results. For more information about exchange rates relating to our functional currencies, see “—Certain Factors Affecting our Financial Position and Results of Operations—Foreign Currency Translation” below.

Reportable Segments

We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. In 2010, primarily due to the acquisition by VimpelCom Ltd. of OJSC VimpelCom and Kyivstar and in connection with their consolidation into the VimpelCom Group, we began to operate our business based on the business activities in different geographical areas. Accordingly, our reporting segments consist of Russia mobile, Russia fixed line, CIS, Ukraine and “All other”. Russia mobile includes the operating results of all mobile operations in Russia. Russia fixed includes wireline telecommunication services, broadband and consumer Internet in Russia. CIS includes the operating results of all operations in Kazakhstan, Tajikistan, Uzbekistan, Georgia, Armenia and Kyrgyzstan. Although Georgia is no longer a member of the CIS, consistent with our historic reporting practice, we continue to include Georgia in our CIS reporting segment. The Ukraine segment includes the operating results of our operations in Ukraine. The “All other” segment includes the operating results of our subsidiary in Cambodia, our equity in net results of GTEL-Mobile, our equity investment in Vietnam and headquarter expenses. The segment information for prior periods was adjusted to reflect the changes to segment reporting made in 2010. For more information on our reportable segments, please see Note 23 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

This discussion does not include information for our Cambodia operations in 2008 because we launched operations in Cambodia only in 2009, and it does not include information on our operations in Kyrgyzstan for periods prior to January 1, 2010 the date on which we began to consolidate our Kyrgyz subsidiary. This discussion also primarily does not include information for our Laos operations and Wind Telecom operations because we began to consolidate them in March and April 2011, respectively.

Factors Affecting Comparability of Prior Periods

Our selected operating and financial data, audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition or consolidation, and, as a result, include results for our consolidated subsidiaries Kyivstar since April 21, 2010, Sky Mobile, our subsidiary in Kyrgyzstan, since January 1, 2010, Golden Telecom since February 28, 2008, and Sotelco, our subsidiary in Cambodia, since July 16, 2008. Our other income and expenses for our equity-method associates are impacted by our associate in Vietnam, GTEL-Mobile, since July 8, 2008, and our associate Morefront Holdings Ltd. (“Morefront”, subsequently Euroset Holdings N.V.), which owned 100.0% of Euroset from October 23, 2008. For more information, see “—Liquidity and Capital Resources—Investing Activities” and “—Recent Developments and Trends” below. The following table shows the percentage of our net operating revenue represented by the net operating revenues from external customers (excluding intersegment revenues) for each reportable segment for the periods indicated:

	Year ended December 31,
	2010	2009	2008(1)
Russia mobile	64.8	70.8	72.7
Russia fixed	12.4	14.5	12.2
CIS	12.0	12.8	12.5
Ukraine	10.6	1.9	2.5
All other	0.2	0.1	—
Total	100.0	100.0	100.0

(1)	Includes results of Golden Telecom’s fixed-line business from March 1, 2008. Prior to such acquisition, we did not have any material fixed-line operations in Russia.

Recent Developments and Trends

The mobile markets in Russia, Italy, Ukraine, Kazakhstan, Armenia and Georgia have reached mobile penetration rates exceeding 100.0% in each market, and the mobile markets in each of Kyrgyzstan, Uzbekistan and Algeria have mobile penetration rates of approximately 90.1%, 75.1% and 93.6%, respectively. As a result, we will focus less on subscriber market share growth and more on revenue market share growth in each of these markets. The key components of our growth strategy in these markets will be to increase our share of the high value subscriber market, increase usage of value added services and improve subscriber loyalty. Our management expects revenue growth in these markets to come primarily from an increase in usage of voice and data traffic among our subscribers.

The remaining mobile markets in which we operate, particularly Tajikistan, Cambodia, Laos, Bangladesh, Pakistan, Burundi, Zimbabwe and Central African Republic are still in a phase of rapid subscriber growth with penetration rates substantially lower than in Russia, Italy, Ukraine, Kazakhstan, Armenia and Georgia. In Tajikistan, Cambodia, Laos, Bangladesh, Pakistan, Burundi, Zimbabwe and Central African Republic, our management expects revenue growth to come primarily from subscriber growth in the short term and increasing usage of voice and data traffic in the longer term.

Our management expects revenue growth in our mobile business to come primarily from data services and in our fixed-line business from broadband and business and corporate services.

The integration of Kyivstar’s operations and OJSC VimpelCom’s Ukrainian operations was one of the primary reasons for the VimpelCom Ltd. Transaction. Our integration program has already resulted in synergies that have given rise to substantial savings and we expect that our integration program will allow us to realize additional savings on operating and capital expenditures as well as additional revenue for the combined entity. The combination of network operations and unification of market strategy are the key sources of these synergies.

Wind Telecom Transaction

On April 15, 2011, we completed the acquisition of 100% of Wind Telecom. Wind Telecom owns 51.7% of OTH and 100% of Wind Italy. Weather, the former owner of Wind Telecom, received 325,639,827 newly-issued VimpelCom common shares, 305,000,000 newly-issued VimpelCom convertible preferred shares and US$1,495.0 million in cash. The issuance of new VimpelCom shares for the acquisition and related increase in share capital had been approved by VimpelCom shareholders at a special general meeting on March 17, 2011. In addition, certain assets have been, and others are intended to be, demerged from the Wind Telecom Group and transferred back to Weather. As a result of the Wind Telecom Transaction, we acquired operations of Wind Telecom in Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Italy and an indirect equity shareholding in Canadian operations. Because the Wind Telecom Transaction was completed on April 15, 2011, Wind Telecom’s businesses and operations are not included in the discussion of our businesses and operations that follows, unless specifically stated otherwise.

In connection with the Wind Telecom Transaction, we incurred significant additional indebtedness to pay for the acquisition of Wind Telecom and to refinance debt of Wind Telecom entities that had to be refinanced because we acquired control. In addition to our debt existing before the Wind Telecom Transaction and debt we incurred in the Wind Telecom Transaction, in acquiring Wind Telecom we acquired entities with substantial debt which we did not refinance. This debt remains outstanding and further increases the leverage of the VimpelCom Group. Our company’s preliminary consolidated gross debt immediately following the Wind Telecom Transaction is approximately US$27 billion. For more information regarding our outstanding indebtedness, see “—Liquidity and Capital Resources—Financing Activities.” For more information on the debt agreements entered into by members of the VimpelCom Group in connection with the Wind Telecom Transaction and the outstanding indebtedness of Wind Telecom entities, see “—Liquidity and Capital Resources—Financing Activities—Recent Financing Activities.” For the risks associated with our substantial leverage, see “Item 3—Key Information—D. Risk Factors—Substantial leverage and debt service obligations may materially adversely affect our cash flow.”

Under the terms of the Wind Telecom Transaction, we will be required to pay to Weather additional amounts of up to US$770.0 million if the OTH Spin-off cannot be effected prior to December 31, 2011. As of the date of this Annual Report on Form 20-F, the OTH Spin-off has not been completed. For more information regarding the OTH Spin-off, see “Item 4—Information on the Company—Description of the Business of Wind Telecom—The OTH Group—The OTH Spin-off.”

Furthermore, in connection with the Wind Telecom Transaction, we and Weather have entered into a value sharing arrangement with respect to potential harm to us arising from the Algerian government’s possible future actions with respect to OTH’s Algerian operations. The arrangement provides for financial losses or gains, with reference to an agreed OTA equity value, arising from the sale of all or part of OTA to the Algerian government or from the eventual settlement of the disputes between OTA and the Algerian government to be shared in certain proportions between us and Weather. Weather would be responsible for the substantial majority of the financial loss below an agreed OTA equity value and would receive the substantial majority of the financial gain above such agreed OTA equity value. For more information regarding the Algerian value sharing arrangement and the risks associated with OTA’s operations in Algeria, see “Item Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Relating to the Wind Telecom Transaction” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH.”

Other recent developments

On May 4, 2011, OJSC VimpelCom signed agreements with KT Corporation and Summit Telecom Global Management B.V. (a subsidiary of Sumitomo Corporation) to acquire 99.99% of the shares of NTC, a leading mobile operator in the Primorskiy krai in the Far East super-region of Russia, with the purchase price based on an enterprise value of US$420.0 million. On June 7, 2011, we acquired 89.99% of the shares. We expect to launch a mandatory tender offer under Russian law to acquire 10.00% of the remaining outstanding shares in July 2011. We expect that the mandatory tender offer will be completed in the third quarter of 2011 and it will be followed by a squeeze out under Russian law of the remaining 0.01% of outstanding shares.

On March 29, 2011, we agreed with our local partner in Vietnam on a financing plan for GTEL-Mobile, that could result in us providing investments in total of up to US$500.0 million through 2013. On April 26, 2011, we completed the first stage of the financing plan by paying US$196.0 million for newly issued shares and thereby increasing our stake in GTEL-Mobile from 40% to 49%. All proceeds from this financing will be used for GTEL-Mobile development. In connection with this investment, the joint venture parties have also agreed that we will assume operational management of GTEL-Mobile. We have also agreed to invest another US$304.0 million under this plan, which would increase our economic interest in GTEL-Mobile from 49% to 65%. The additional financing and equity increase are subject to satisfaction of certain performance targets by GTEL-Mobile and receipt of further regulatory approvals.

OJSC VimpelCom, MTS, Rostelecom and Megafon are in negotiations that could result in these companies jointly purchasing 80% of the entity or entities owning the Russian “Yota”-branded mobile internet network infrastructure, together with the rights to use this infrastructure, which presently employs the Mobile WiMax technology.

On June 1, 2011, we announced that we have established new dividend guidelines. We aim to pay interim and final dividends annually in cash that represent a significant part of our annual operating free cash flow, defined as “net cash from operating activities minus capital expenditure,” to our shareholders. For the period 2011-2013, we aim to pay out at least US$0.80 per share per year, assuming not more than 1,628 million common shares are issued and outstanding. Cash flow to pay these dividends is provided mainly by the operations of our subsidiaries, including OJSC VimpelCom and Kyivstar. The precise amount and timing of dividends for a particular year will be approved by our supervisory board, subject to certain constraints and the terms of the dividend guidelines. For more information on our dividend policy, see “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—Policy on Dividend Distributions.”

Certain Performance Indicators

The following discussion analyzes certain operating data, such as mobile and broadband subscriber data, mobile ARPU, mobile MOU, and churn rates of our mobile subscribers that are not included in our financial statements. We provide this operating data because it is regularly reviewed by our management and our management believes it is useful in evaluating our performance from period to period as set out below. As the Russia mobile and Ukraine and CIS segments represent such a large portion of our consolidated net operating revenues and as broadband growth is an important aspect of our growth strategy, our management believes that presenting such information about mobile and broadband subscriber data and mobile ARPU and mobile MOU is useful in assessing the usage and acceptance of our mobile and broadband products and services, and that presenting our mobile churn rate is useful in assessing our ability to retain mobile subscribers.

Mobile Subscriber Data

We offer both contract and prepaid services to mobile subscribers. As of December 31, 2010, the number of mobile subscribers reached approximately 92.7 million. Mobile subscribers are subscribers in the registered subscriber base as of a measurement date who engaged in a revenue generating activity at any time during the three months prior to the measurement date. Such activity includes any incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming SMS and MMS or abandoned calls. Our total number of mobile subscribers also includes subscribers using mobile Internet service via USB modems.

The following table indicates our mobile subscriber figures, as well as our prepaid mobile subscribers as a percentage of our total mobile subscriber base, for the periods indicated:

	As of December 31,
	2010	2009	2008
Russia	52,020,000	50,886,127	47,676,844
Ukraine	24,389,838	2,004,729	2,052,493
Kazakhstan	6,867,000	6,135,275	6,269,927
Tajikistan	786,600	743,140	624,624
Uzbekistan	4,821,700	3,514,516	3,636,243
Armenia	672,300	545,201	544,271
Georgia	560,200	399,161	225,055
Kyrgyzstan	1,904,300	—	—
Cambodia	651,000	367,474	—
Total number of subscribers	92,672,938	64,595,623	61,029,457
Percentage of prepaid subscribers	94.4%	96.0%	95.9%

Russia. As of December 31, 2010, we had approximately 52.0 million mobile subscribers in Russia, representing an increase of 2.2% over approximately 50.9 million mobile subscribers as of December 31, 2009. Our subscriber growth in Russia came primarily from the growth of our Moscow subscriber base, which increased from 10.8 million as of December 31, 2009 to 12.1 million as of December 31, 2010. This growth was partially offset by a decrease in our subscriber base in the regions outside the Moscow license area from 40.1 million as of December 31, 2009 to 39.9 million as of December 31, 2010. The decrease of mobile subscribers in Russian regions was primarily due to increased price competition.

Ukraine. As of December 31, 2010, we had approximately 24.4 million mobile subscribers in Ukraine, representing an increase of 1,117.0% from approximately 2.0 million mobile subscribers as of December 31, 2009. We had a significant increase in our subscriber base in Ukraine mainly due to the acquisition of Kyivstar’s operations, which added approximately 21.9 million subscribers to our subscriber base in Ukraine at the moment of consolidation.

Kazakhstan. As of December 31, 2010, we had approximately 6.9 million mobile subscribers in Kazakhstan, representing an increase of 13.1% from approximately 6.1 million mobile subscribers as of December 31, 2009. The increase in our subscriber base in Kazakhstan was primarily due to the introduction of attractive tariff offers at competitive prices.

Tajikistan. As of December 31, 2010, we had approximately 0.8 million mobile subscribers in Tajikistan, representing an increase of 5.9% from approximately 0.7 million mobile subscribers as of December 31, 2009. The increase in our subscriber base in Tajikistan was primarily due to the expansion of our mobile network coverage and introduction of attractive tariff offers at competitive prices.

Uzbekistan. As of December 31, 2010, we had approximately 4.8 million mobile subscribers in Uzbekistan, representing an increase of 37.1% from approximately 3.5 million mobile subscribers as of December 31, 2009. The increase in our subscriber base in Uzbekistan was primarily due to expansion of our mobile network coverage and the introduction of attractive tariff offers at competitive prices.

Armenia. As of December 31, 2010 we had approximately 0.7 million mobile subscribers in Armenia, representing an increase of 40.0% from approximately 0.5 million mobile subscribers as of December 31, 2009, primarily due to the introduction of attractive tariff offers at competitive prices.

Georgia. As of December 31, 2010, we had approximately 0.6 million mobile subscribers in Georgia, representing an increase of 50.0% from the approximately 0.4 million mobile subscribers as of December 31, 2009. The increase in our subscriber base in Georgia was primarily due to the expansion of our mobile network coverage and the introduction of attractive tariff offers at competitive prices.

Kyrgyzstan. As of December 31, 2010 we had approximately 1.9 million mobile subscribers. We are continuing to build our networks in Kyrgyzstan.

Cambodia. We launched commercial operations in Cambodia in May 2009 and as of December 31, 2010, we had approximately 0.7 million mobile subscribers in Cambodia, representing an increase of 77.4% over approximately 0.4 million mobile subscribers as of December 31, 2009. The increase in our subscriber base in Cambodia was primarily due to effective marketing campaigns and anti-churn programs. We are continuing to build our network and develop our sales and distribution channels in Cambodia.

Mobile MOU

MOU measures the monthly average minutes of voice service use per mobile subscriber. We calculate MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

The following table shows MOU for our mobile subscribers for the periods indicated:

	Year ended December 31,
	2010	2009	2008
Russia	218.5	211.4	219.1
Ukraine	378.4	208.7	231.8
Kazakhstan	120.3	93.1	104.3
Tajikistan	178.5	172.9	238.9
Uzbekistan	385.7	314.0	287.8
Armenia	294.3	237.8	152.1
Georgia	136.7	138.3	113.6
Kyrgyzstan	257.7	—	—
Cambodia(1)	331.1	78.2	—

(1)	Figures include results of Sotelco from launch of operations in May 2009.

Russia. In 2010, our MOU in Russia increased by 3.4% to 218.5 from 211.4, primarily due to improved economic conditions that resulted in higher consumer spending and higher usage.

Ukraine. In 2010, our MOU in Ukraine increased by 81.3% to 378.4 from 208.7, mainly due to the integration of our operations with the acquisition of Kyivstar whose subscribers have higher usage of services than those of URS.

Kazakhstan. In 2010, our MOU in Kazakhstan increased by 29.2% to 120.3 from 93.1 in 2009, primarily due to the introduction of an attractive tariff plan at competitive prices.

Tajikistan. In 2010, our MOU in Tajikistan increased by 3.2 % to 178.5 from 172.9 in 2009 primarily due to introduction of attractive tariff plans at competitive prices.

Uzbekistan. In 2010, our MOU in Uzbekistan increased by 22.8% to 385.7 from 314.0, primarily due to introduction of an attractive tariff plan at competitive prices.

Armenia. In 2010, our MOU in Armenia increased by 23.8% to 294.3 from 237.8, primarily due to our launch of tariff plans designed to increase usage and an increase in the proportion of higher usage subscribers relative to low usage subscribers in our subscriber base.

Georgia. In 2010, our MOU in Georgia decreased by 1.2% to 136.7 from 138.3 being flat.

Kyrgyzstan. In 2010, our MOU in Kyrgyzstan was 257.7.

Cambodia. We launched commercial operations in Cambodia in May 2009. In 2010, our MOU was 331.1 compared to 78.2 in 2009 primarily due to active promotions of on-net traffic usage tariffs and a focus on acquiring higher usage subscriber.

Mobile ARPU

ARPU measures the monthly average revenue per user. We calculate ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile subscribers during the period and dividing by the number of months in that period.

The following table shows our ARPU for the periods indicated:

	Year ended December 31,
	2010		2009		2008
Russia	US$	10.8	US$	10.1	US$	13.9
Ukraine	US$	4.8	US$	4.7	US$	7.6
Kazakhstan	US$	9.2	US$	8.1	US$	11.7
Tajikistan	US$	6.5	US$	7.1	US$	9.5
Uzbekistan	US$	4.1	US$	4.7	US$	6.4
Armenia	US$	10.3	US$	13.2	US$	14.6
Georgia	US$	7.5	US$	8.9	US$	9.0
Kyrgyzstan	US$	5.3
Cambodia(1)	US$	3.5	US$	1.4		—

(1)	Includes results of Sotelco from launch of operations in May 2009.

Russia. In 2010, our ARPU in Russia increased by 6.9% to US$10.8 from US$10.1 in 2009, due to the increase in MOU and appreciation of the functional currency. In functional currency terms, ARPU in Russia increased by 2.7% in 2010 compared to 2009.

Ukraine. In 2010, our ARPU in Ukraine increased by 2.1% to US$4.8 from US$4.7 in 2009 primarily due to the consolidation of the operations of Kyivstar, which has a higher ARPU than URS.

Kazakhstan. In 2010, our ARPU in Kazakhstan increased by 13.6% to US$9.2 from US$8.1 in 2009, primarily due to the increase in MOU.

Tajikistan. In 2010, our ARPU in Tajikistan decreased by 8.5% to US$6.5 from US$7.1 in 2009, primarily due to our launch of attractive tariff plans at competitive prices as a response to the increased price competition.

Uzbekistan. In 2010, our ARPU in Uzbekistan decreased by 12.8% to US$4.1 from US$4.7 in 2009 primarily as a result of our launch of attractive tariff plans at competitive prices as a response to increased price competition which more than offset the increase in ARPU resulting from the increase in MOU.

Armenia. In 2010, our ARPU in Armenia decreased by 22.7% to US$10.2 from US$13.2 in 2009, primarily due to lower prices per minute resulting from the introduction of attractive tariff plans at competitive prices which more than offset the increase in ARPU resulting from the increase in MOU.

Georgia. In 2010, our ARPU in Georgia decreased by 15.7% to US$7.5 from US$8.9 in 2009, primarily due to the devaluation of the functional currency in Georgia. In functional currency terms, ARPU in Georgia decreased by 8.0% in 2010 compared to 2009 primarily due to the introduction of attractive tariff plans at competitive prices.

Kyrgyzstan. In 2010, our ARPU in Kyrgyzstan was US$5.3.

Cambodia. In 2010, our ARPU in Cambodia more than doubled to US$3.5 from US$1.4 primarily due to growth of MOU.

Mobile churn rate

We define our churn rate of mobile subscribers as the total number of churned mobile subscribers over the reported period expressed as a percentage of the average of our mobile subscriber base at the starting date and at the ending date of the period. The total number of churned mobile subscribers is calculated as the difference between the number of new subscribers who engaged in a revenue generating activity in the reported period and the change in the mobile subscriber base between the starting date and the ending date of the reported period. Migration between prepaid and contract forms of payment and between tariff plans may technically be recorded as churn, which contributes to our churn rate even though we do not lose those subscribers. Churn rates have seasonal fluctuations and typically increase in the last quarter of the year due to churn of new subscribers obtained in the summer months of the year. We do not annualize quarterly amounts of churn and, as a result, quarterly figures are generally lower than the annual figures.

The following table shows our churn rates for the periods indicated:

	Year ended December 31,
	2010	2009	2008
Russia	50.8%	42.8%	34.6%
Ukraine	29.5%	81.0%	84.0%
Kazakhstan	38.1%	46.3%	31.5%
Tajikistan	79.9%	52.9%	42.8%
Uzbekistan	39.4%	63.7%	55.6%
Armenia	55.3%	58.6%	106.2%
Georgia	30.1%	46.6%	47.2%
Kyrgyzstan	63.3%	—	—
Cambodia	167.0%	—	—

Russia. In 2010, our churn rate in Russia increased compared to 2009 due to aggressive competition in the mobile market.

Ukraine. Our churn rate in Ukraine decreased significantly as a result of the addition of Kyivstar and its more stable subscriber base to our Group.

Kazakhstan. In 2010, our churn rate in Kazakhstan decreased compared to 2009 due to effective churn management that included targeted marketing program for subscribers.

Tajikistan. In 2010, our churn rate in Tajikistan increased as compared to 2009 due to aggressive pricing by our competitors and the departure of low quality subscribers.

Uzbekistan. In 2010, our churn rate in Uzbekistan decreased compared to 2009 due to the increase of sales quality and as a result increase of high quality subscribers.

Armenia. In 2010, our churn rate in Armenia remained high reflecting strong competition in the market.

Georgia. In 2010, our churn rate in Georgia decreased compared to 2009 due to introduction of attractive tariff plans at competitive prices.

Kyrgyzstan. In 2010, our churn in Kyrgyzstan was 63.3%.

Cambodia. In 2010, our churn rate in Cambodia was 167.0%, primarily due to aggressive pricing competition on multi operator market and regulatory issues affecting tariff policy.

Broadband subscribers

Broadband subscribers are subscribers in the registered subscriber base who were engaged in a revenue generating activity in the three-month period prior to the measurement date. Such activity includes monthly Internet access using FTTB, xDSL and WiFi technologies, as well as mobile internet access via USB modems using 3G/HSDPA technologies.

As of December 31, 2010, we had approximately 3.3 million broadband subscribers in Russia, representing an increase of approximately 58.6% over the approximately 2.1 million broadband subscribers as of December 31, 2009. The increase was mainly due to active promotion of USB modems and launch of FTTB services in new cities. The fixed line broadband subscribers in Russia are primarily represented by FTTB subscribers. As of December 31, 2010, we had approximately 1.4 million FTTB subscribers in Russia, representing an increase of approximately 39.9% over the approximately 1.0 million FTTB subscribers as of December 31, 2009 due to launch of FTTB services in new cities. As of December 31, 2010, we had also approximately 1.9 million of mobile broadband subscribers (using USB modems) in Russia, representing an increase of approximately 85.6% over the approximately 1.0 million mobile broadband subscribers as of December 31, 2009 due to active promotion of USB modems.

Our FTTB ARPU in Russia decreased during 2010 to US$12.1 from US$12.5 during 2009 primarily as a result of introduction of attractive tariff plans at competitive prices during regional expansions.

Our mobile broadband (using USB modems) ARPU in Russia decreased during 2010 to US$8.2 from US$8.5 during 2009 primarily as a result of widespread use of unlimited tariff plans.

As of December 31, 2010, we had approximately 124,300 broadband subscribers in the CIS, compared to 36,500 broadband subscribers as of December 31, 2009. The increase was mainly due to the continuing expansion of FTTB network coverage.

As of December 31, 2010, we had approximately 200,438 broadband subscribers in Ukraine, compared to approximately 71,000 broadband subscribers as of December 31, 2009. The increase was mainly due to the further expansion of our broadband services (particularly, FTTB).

Our broadband ARPU in Ukraine increased during 2010 to US$7.7 from US$7.3 during 2009 primarily as a result of more connections to high-ARPU tariffs.

Revenues

During the three years ended December 31, 2010, we generated revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. Our primary sources of revenues consisted of:

Service Revenues

Our service revenues included revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, time charges from subscribers online using Internet services, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services such as messaging, data and infotainment. Roaming revenues include both revenues from our customers who roam outside of their home country networks and revenues from other wireless carriers for roaming by their customers on our network. Roaming revenues do not include revenues from our own subscribers roaming while traveling across Russian regions within our network (so called “intranet roaming”).

As a result of a change in our contract terms with most of our content providers for our value added services in the Russia mobile segment, commencing January 1, 2010 revenues from such services are recognized on a gross basis. Previously, the revenues from value added services were recognized net of related commissions paid to the content provider.

Sales of Equipment and Accessories and Other Revenues

We sold mobile handsets, equipment and accessories to our subscribers. Our other revenues included, among other things, rental of base station sites.

Expenses

Operating Expenses

During the three years ended December 31, 2010, we had two categories of operating expenses directly attributable to our revenues: service costs and the costs of equipment and accessories.

Service Costs. Service costs included interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines for emergencies. As a result of a change in our contract terms with content providers for our value added services in the Russia mobile segment, as of January 1, 2010 revenues from such services are recognized on a gross basis and the commission paid to the content provider is recognized in service costs. Previously, the revenues from value added services were recognized net of related commissions, and accordingly, the commissions were not recognized in service costs.

Costs of Equipment and Accessories. Our costs of equipment and accessories sold represented the amount that was payable for these goods, net of VAT. We purchased handsets, equipment and accessories from third party manufacturers for resale to our subscribers for use on our networks.

In addition to service costs and the costs of equipment and accessories, during the three years ended December 31, 2010, our operating expenses included:

Selling, general and administrative expenses. Our selling, general and administrative expenses include:

•	dealers’ commissions;

•	salaries and outsourcing costs, including related social contributions required by law;

•	marketing and advertising expenses;

•	repair and maintenance expenses;

•	rent, including lease payments for base station sites;

•	utilities;

•	stock price-based compensation expenses; and

•	other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Depreciation and amortization expense. We depreciated the capitalized costs of our tangible assets, which consisted mainly of telecommunications equipment including software and buildings that we owned. We amortized our intangible assets, which consisted primarily of telecommunications licenses, telephone line capacity for local numbers in Russia, Ukraine and the CIS and customer relations acquired in business combinations. We expect depreciation and amortization expenses to increase in line with growth of our capital expenditures.

Provision for doubtful accounts. We included in our operating expenses an estimate of the amount of our accounts receivable net of VAT that we believe will ultimately be uncollectible. We based the estimate on historical data and other relevant factors, such as a change in tariff plans from prepaid to postpaid.

In addition to operating expenses, during the three years ended December 31, 2010, our other significant expenses included:

Net foreign exchange (loss)/gain

The functional currency of our group is the Russian ruble in Russia, the Kazakh tenge in Kazakhstan, the Ukrainian hryvnia in Ukraine, the Armenian dram in Armenia, the Georgian lari in Georgia, the Kyrgyz som in Kyrgyzstan, and the U.S. dollar in Tajikistan, Uzbekistan and Cambodia. Monetary assets and liabilities denominated in foreign currencies are translated into our respective functional currencies on the relevant balance sheet date. We record changes in the values of such assets and liabilities as a result of exchange rate changes in our results of operations under the line item net foreign exchange (loss)/gain.

Interest expense

We incurred interest expense on our vendor financing agreements, loans from banks, capital leases and other borrowings net of amounts capitalized. Our interest bearing liabilities carry both fixed and floating interest rates. On our borrowings with a floating interest rate, the interest rate is linked either to LIBOR, EURIBOR, AB SEK or MosPRIME. Our interest expense depends on a combination of prevailing interest rates and the amount of our outstanding interest bearing liabilities.

Income tax expense

The statutory income tax rate in Russia, Kazakhstan, Armenia and Cambodia in 2010 was 20.0%. The statutory income tax rate in Ukraine and Tajikistan in 2010 was 25.0%. The statutory income tax rate in Georgia in 2010 was 15.0%. In Uzbekistan there was a complex income tax regime that resulted in an income tax rate in 2010 to be of approximately 17.0%. The statutory income tax rate in Kyrgyzstan in 2010 was 10.0%. The statutory income tax rates in the respective countries in 2009 were the same as those in 2010 except in Uzbekistan where the rate was 18.0%. The statutory income rate in Netherlands was 25.5% in 2010. The New Tax Code of Ukraine significantly changed the rules for tax base calculation and provided for gradual decrease in tax rates from 25% to 16% over the next few years.

Results of Operations

The table below shows, for the periods indicated, the following consolidated statement of operations data expressed as a percentage of consolidated net operating revenues:

	Year Ended December 31,
	2010	2009	2008
Operating revenues:
Service revenues	97.9%	98.6%	98.8%
Sales of equipment and accessories	1.8%	1.3%	1.1%
Other revenues	0.3%	0.2%	0.2%
Total operating revenues	100.0%	100.1%	100.1%
Revenue based tax	0.0%	(0.1)%	(0.1)%
Net operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Service costs	21.4%	21.6%	22.4%
Cost of equipment and accessories	2.1%	1.3%	1.0%
Selling, general and administrative expenses	29.1%	27.5%	28.1%
Depreciation	15.7%	16.0%	15.0%
Amortization	4.1%	3.5%	3.6%
Impairment loss	0.0%	0.0%	4.4%

	Year Ended December 31,
	2010	2009	2008
Provision for doubtful accounts	0.5%	0.6%	0.5%
Total operating expenses	72.9%	70.4%	74.9%

Operating income	27.1%	29.6%	25.1%
Other income and expenses:
Interest income	0.5%	0.6%	0.7%
Net foreign exchange (loss)/gain	(0.0)%	(4.7)%	(11.3)%
Interest expense	(5.1)%	(6.9)%	(4.9)%
Equity in net gain/(loss) of associates	0.5%	(0.4)%	(0.6)%
Other (expenses)/income, net	(0.9)%	(0.4)%	(0.2)%
Total other income and expenses	(5.0)%	(11.8)%	(16.3)%
Income before income taxes	22.1%	17.8%	8.8%
Income tax expense	5.8%	5.0%	3.0%
Net income	16.4%	12.8%	5.8%
Net income/(loss) attributable to the noncontrolling interest	0.5%	(0.1)%	0.6%
Net income attributable to VimpelCom	15.9%	12.9%	5.2%

The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 23 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Russia Mobile

	Year Ended December 31,
	2010	2009	% Change	2009	2008	% Change
	(In millions of U.S. dollars, except % change)
Net operating revenues from external customers	6,814.9	6,165.9	10.5	6,165.9	7,357.9	(16.2)
Intersegment revenues	11.1	4.2	164.3	4.2	3.4	23.5
Net operating revenues (including intersegment revenues)	6,826.0	6,170.1	10.6	6,170.1	7,361.3	(16.2)
OIBDA*	3,395.8	3,287.9	3.3	3,287.9	3,922.1	(16.2)

*	For 2008, figures represent adjusted OIBDA. Adjusted OIBDA is OIBDA adjusted for impairment loss.

Russia Fixed

	Year Ended December 31,
	2010	2009	% Change	2009	2008	% Change
	(In millions of U.S. dollars, except % change)
Net operating revenues from external customers	1,299.7	1,257.7	3.3	1,257.7	1,239.2	1.5
Intersegment revenues	35.9	20.0	79.5	20.0	18.6	7.5
Net operating revenues (including intersegment revenues)	1,335.6	1,277.7	4.5	1,277.7	1,257.8	1.6
OIBDA*	379.5	408.2	(7.0)	408.2	287.5	42.0

*	For 2008, figures represent adjusted OIBDA. Adjusted OIBDA is OIBDA adjusted for impairment loss.

CIS

	Year Ended December 31,
	2010	2009	% Change	2009	2008	% Change
	(In millions of U.S. dollars, except % change)
Net operating revenues from external customers	1,266.6	1,110.4	14.1	1,110.4	1,263.4	(12.1)
Intersegment revenues	87.4	45.5	92.1	45.5	20.5	122.0

Net operating revenues (including intersegment revenues)	1,354.0	1,155.9	17.1	1,155.9	1,283.9	(10.0)
OIBDA	637.8	578.4	10.3	578.4	629.0	(8.0)

Ukraine

	Year Ended December 31,
	2010	2009	% Change	2009	2008	% Change
	(In millions of U.S. dollars, except % change)
Net operating revenues from external customers	1,109.8	163.3	579.6	163.3	256.4	(36.3)
Intersegment revenues	75.6	39.7	90.4	39.7	24.2	64.0
Net operating revenues (including intersegment revenues)	1,185.4	203.0	483.9	203.0	280.6	(27.7)
OIBDA*	632.8	36.2	1,648.1	36.2	22.1	63.8

*	For 2008, figures represent adjusted OIBDA. Adjusted OIBDA is OIBDA adjusted for impairment loss.

All other

	Year Ended December 31,
	2010	2009	% Change		2009	2008	% Change
	(In millions of U.S. dollars, except % change)
Net operating revenues from external customers	21.8	5.7	282.5		5.7	—	n/a
Intersegment revenues	—	—	n/a		—	—	n/a
Net operating revenues (including intersegment revenues)	21.8	5.7	282.5		5.7	—	n/a
OIBDA	(113.6)	(38.1)	(nm	)	(38.1)	(0.7)	(nm	)

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Operating Revenues

Our consolidated net operating revenues increased by 20.8% to US$10,512.8 million during 2010 from US$8,702.9 million during 2009 primarily due to the acquisition of Kyivstar’s operations in April 2010, appreciation of our functional currency in Russia, changes in our contract terms for value added services in Russia and increased traffic on our mobile networks as a result of an increase in our mobile subscribers and consolidation of operations in Kyrgyzstan. The following discussion of revenues by reportable segments includes intersegment revenues. Our management assesses the performance of each reportable segment on this basis as it believes the inclusion of intersegment revenues better reflects the true performance of each segment on a stand-alone basis.

Russia mobile net operating revenues. Our Russia mobile net operating revenues increased by 10.6% to US$6,826.0 million during 2010 from US$6,170.1 million during 2009. Our Russia mobile net operating revenues consist primarily of service revenues.

During 2010, we generated US$4,028.2 million of our voice service revenues from airtime charges from mobile contract and prepaid subscribers, including monthly contract fees, or 59.0% of net operating revenues in our Russia mobile segment, compared to US$3,952.4 million, or 64.1% of net operating revenues in 2009. The 1.9% increase was primarily due to appreciation of the functional currency. In functional currency terms, our voice service revenues from airtime charges from mobile contract and prepaid subscribers, including monthly contract fees, in our Russia mobile segment decreased by 1.8% in 2010 compared to 2009 primarily due to decreased average price per minute which was partially offset by growth of our subscriber base and increased traffic volume.

During 2010, we generated US$1,281.4 million of our service revenues from value added services, or 18.8% of net operating revenues in our Russia mobile segment, compared to US$925.5 million, or 15.0% of net operating revenues in 2009. The 38.5% increase in our mobile value added services revenues was primarily due to a change in our contract terms in Russia for such services which caused us to recognize revenue from value added services on a gross basis and reflect the commissions paid to the content provider in the cost of service rather than deducting it from revenue. During 2009, we deducted US$103.7 million of commission from net operating revenues. Growth of our subscriber base, increased revenue from sales of infotainment and appreciation of the functional currency also contributed to the increase. In functional currency terms, our Russia mobile segment service revenues from value added services increased by 33.0% during 2010 compared to 2009, primarily due to the change in contract terms for value added services, as well as due to an increase in our subscriber base and increased revenue from sales of infotainment.

During 2010, we generated US$987.1 million of our service revenues from interconnect, or 14.5% of net operating revenues in the Russia mobile segment, compared to US$860.6 million, or 13.9% of net operating revenues in 2009. The 14.7% increase was primarily due to the appreciation of the functional currency and increased traffic on our network. In functional currency terms, our Russia mobile segment service revenues from interconnect increased by 10.1% during 2010 compared to 2009 due to increased incoming traffic from the subscribers of our competitors. The latter increased due to higher churn of our own subscribers in 2010 caused by aggressive competition in the mobile market which also contributed to the decrease in our voice service revenues in functional currency terms.

During 2010, we generated US$343.8 million of our service revenues from roaming fees generated by our Russian mobile subscribers and roaming fees received from other mobile services operators for providing roaming services to our subscribers, or 5.0% of net operating revenues in our Russia mobile segment, compared to US$298.0 million or 4.8% of net operating revenues in 2009. The 15.4% increase during 2010 compared to 2009 was primarily due to bad weather conditions in Russia’s central region which caused increased travel by subscribers, the growth of our subscriber base and the appreciation of the functional currency. In functional currency terms, our Russia mobile segment service revenues from roaming increased by 10.8% during 2010 compared to 2009.

Our net operating revenues in the Russia mobile segment also included revenues from sales of equipment and accessories. During 2010, revenues from sales of equipment and accessories increased by 74.1% to US$170.6 million from US$98.0 million during 2009 and increased to 2.5% of net operating revenues in 2010 from 1.6% in 2009, primarily as a result of appreciation of our functional currency and sales of iPhones and Beeline brand phones. In functional currency terms, our Russia mobile segment sales of equipment and accessories increased by 63.6% during 2010 compared to 2009.

Our net operating revenues in the Russia mobile segment also included other revenues (which included, among other things, rental of base station sites) which decreased by 28.7% to US$13.9 million during 2010 from US$19.5 million in 2009.

Russia fixed net operating revenues. In 2010, net operating revenues in the Russia fixed segment increased by 4.5% to US$1,335.6 million from US$1,277.7 million in 2009. Our Russia fixed segment net operating revenues in 2010 consisted of US$617.4 million generated from business operations, US$491.1 million generated from wholesale operations and US$227.1 million generated from residential operations. The increase in net operating revenues in our Russia fixed segment in 2010 compared to 2009 was primarily due to appreciation of the functional currency which more than offset a decrease in network traffic volume and lower prices as a result of price pressure from competitors. In functional currency terms, our Russia fixed segment net operating revenues increased by 0.2% during 2010 compared to 2009.

Our CIS net operating revenues increased by 17.1% to US$1,354.0 million during 2010 from US$1,155.9 million during 2009. Our CIS net operating revenues consist of revenues from providing mobile services as well as fixed-line services.

CIS mobile net operating revenues. In the CIS mobile segment net operating revenues increased by 18.4% to US$1,199.7 million during 2010 from US$1,012.9 million during 2009. In the CIS mobile segment net operating revenues consist mostly of service revenues.

During 2010, we generated US$799.7 million of our service revenues from airtime charges in the CIS mobile segment from mobile contract and prepaid subscribers, including monthly contract fees, or 66.7% of our net operating revenues in the CIS mobile segment, compared to US$698.9 million, or 69.0% of net operating revenues in 2009. The 14.4% increase during 2010 compared to 2009 was primarily due to consolidation of our operations in Kyrgyzstan and increased consumer spending in Kazakhstan, partially offset by decreased consumer spending in Uzbekistan and Tajikistan. Without the consolidation of our operations in Kyrgyzstan, our service revenues from airtime charges would have increased by 4.6%.

During 2010, we generated US$208.9 million of our mobile service revenues from interconnect fees in the CIS mobile segment, or 17.4% of our net operating revenues in the CIS mobile segment, compared to US$163.9 million, or 16.2% of net operating revenues in the CIS mobile segment in 2009. The 27.5% increase in 2010 compared to 2009 was primarily due to increase in traffic in all countries and consolidation of our operations in Kyrgyzstan.

During 2010, we generated US$142.3 million of our mobile service revenues in the CIS mobile segment from value added services, or 11.9% of net operating revenues in the CIS mobile segment, compared to US$112.3 million, or 11.1% of net operating revenues in the CIS mobile segment in 2009. The 26.7% increase in 2010 compared to 2009 was primarily due to increase in subscriber base and increased consumer spending on value added services.

During 2010, we generated US$41.7 million of our service revenues in the CIS mobile segment from roaming, or 3.5% of net operating revenues in the CIS mobile segment, compared to US$33.2 million, or 3.3% of net operating revenues in the CIS mobile segment in 2009. This 25.6% increase in roaming revenues in 2010 compared to 2009 was primarily due to consolidation of our operations in Kyrgyzstan and increased consumer spending on roaming services.

Our net operating revenues in the CIS mobile segment also included revenues from sales of equipment and accessories. During 2010, revenues from sales of equipment and accessories increased to US$4.3 million from US$1.2 million during 2009. During 2010, other revenue was US$ 2.8 million, as compared to US$3.4 million in 2009.

CIS fixed net operating revenues. Our net operating revenues in the CIS fixed segment increased by 7.9% to US$154.3 million in 2010 from US$143.0 million in 2009. The increase was primarily due to the growth of interconnect revenues in Tajikistan, interconnect and internet revenues in Armenia and revenues from rent of channel in Kazakhstan, partially offset by a decrease in voice revenues in Armenia. In 2010, US$31.9 million of CIS fixed revenues were generated from our business operations, US$65.0 million from wholesale operations and US$57.4 million from residential operations.

Our Ukraine net operating revenues increased by 483.9% to US$1,185.4 million during 2010 from US$203.0 million during 2009, primarily due to the acquisition of Kyivstar’s operations in April 2010.

Ukraine mobile net operating revenues. Our Ukraine mobile net operating revenues increased by 889.5% to US$1,090.4 million during 2010 from US$110.2 million during 2009, primarily due to the acquisition of Kyivstar’s operations in April 2010.

During 2010, we generated US$724.0 million of our service revenues from airtime charges from mobile contract and prepaid subscribers, including monthly contract fees, or 66.4% of net operating revenues in our Ukraine mobile segment, compared to US$54.0 million, or 48.9% of net operating revenues in 2009. The 1,240.7% increase was primarily due to the acquisition of Kyivstar’s operations in April 2010.

During 2010, we generated US$116.4 million of our service revenues from value added services (including data revenue), or 10.7% of net operating revenues in our Ukraine mobile segment, compared to US$10.3 million, or 9.3% of net operating revenues in 2009. The 1,030.1% increase in our value added services revenues was primarily due to the acquisition of Kyivstar’s operations in April 2010.

During 2010, we generated US$184.7 million of our service revenues from interconnect, or 16.9% of net operating revenues in the Ukraine mobile segment, compared to US$35.5 million, or 32.2% of net operating revenues in 2009. The 420.3% increase was primarily due to the acquisition of Kyivstar’s operations in April 2010.

During 2010, we generated US$53.3 million of our service revenues from roaming fees generated by our Ukraine mobile subscribers and roaming fees received from other mobile services operators for providing roaming services to their subscribers, or 4.9% of net operating revenues in our Ukraine mobile segment, compared to US$8.9 million or 8.1% of net operating revenues in 2009. The 498.9% increase during 2010 compared to 2009 was primarily due to the acquisition of Kyivstar’s operations in April 2010.

During 2010, we generated US$2.3 million of our service revenues from other types of services, including connection charges, or 0.2% of net operating revenues in our Ukraine mobile segment, compared to US$1.0 million and 0.9%, respectively, for 2009. The 130.0 % increase during 2010 compared to 2009 was primarily due to the acquisition of Kyivstar’s operations in April 2010.

Our net operating revenues in the Ukraine mobile segment also included revenues from sales of equipment and accessories. During 2010, revenues from sales of equipment and accessories increased to US$3.5 million from US$0.0 million during 2009 and increased to 0.3% of net operating revenues in 2010 from 0.0% in 2009, primarily as a result of the acquisition of Kyivstar’s operations in April 2010.
Ukraine fixed net operating revenues. Our net operating revenues in the Ukraine fixed segment increased by 2.4% to US$95.0 million in 2010 from US$92.8 million in 2009, primarily due the acquisition of Kyivstar’s operations in April 2010.

Our revenue from “All other” segment consists of mobile net operating revenues in Cambodia. In 2010, net operating revenues in Cambodia were US$21.8 million compared to US$5.7 million in 2009. During 2010 US$15.0 million of our mobile service revenues, or 68.7% of our net operating revenues in Cambodia, were from airtime charges from mobile prepaid subscribers, US$3.7 million of our mobile service revenues, or 16.7% of our net operating revenues in Cambodia, were from interconnect fees, and US$2.6 million of our mobile service revenues, or 11.9% of our net operating revenues in Cambodia, were from other services, including connection charges, roaming and value added services. Our net operating revenues in the “All other” segment also included revenues from sales of equipment and accessories. During 2010, revenues from sales of equipment and accessories were US$0.7 million or 3.2% of net operating revenues in Cambodia.

Total Operating Expenses

Our consolidated total operating expenses increased by 25.1% to US$7,660.3 million during 2010 from US$6,124.5 million during 2009, and represented 72.9% and 70.4% of net operating revenues in 2010 and 2009, respectively. This increase was primarily due to the acquisition of Kyivstar operations in April.

Due to the adverse economic environment in 2009, we focused on maintaining our consolidated operating income margin by controlling our operating expenses. With the improvement of the economic environment in 2010, we increased operating expenses to support growth of our operations. As a result of the increased operating expenses as a percentage of net operating revenues, our consolidated operating income margin for 2010 was 27.1% compared to 29.6% in 2009.

Service costs. Our consolidated service costs increased by 19.9% to US$2,251.5 million during 2010 from US$1,878.4 million during 2009. As a percentage of consolidated net operating revenues, our service costs decreased slightly to 21.4% during 2010 from 21.6% during 2009.

Service costs in Russia mobile operations increased by 20.4% to US$1,403.3 million in 2010 from US$1,165.3 million in 2009, primarily due to the appreciation of the functional currency, growth of international interconnect costs related to an increase in our traffic volume and a change in our contract terms for value added services in Russia which caused us to recognize revenue from value added services on a gross basis and reflect the commission paid to the content provider in the cost of service rather than deducting it from revenue. During 2009, we netted US$103.7 million of commissions. In functional currency terms, our service costs in Russia mobile increased by 15.8% during 2010 compared to 2009.

Service costs in Russia fixed increased by 12.2% to US$513.7 million in 2010 from US$458.0 million in 2009. This increase was mostly due to appreciation of the functional currency and increased volume of local traffic and transport network cost. In functional currency terms, service costs in Russia fixed increased by 7.1% in 2010 compared to 2009.

Service costs in CIS increased by 19.8% to US$324.1 million in 2010 from US$270.5 million in 2009. The increase was primarily due to consolidation of our operations in Kyrgyzstan and overall growth of business in CIS.

Service costs in Ukraine increased by 158.8% to US$222.6 million in 2010 from US$86.0 million in 2009. The increase was primarily due to the acquisition of Kyivstar operations in April 2010.

In 2010, service costs from the “All other” segment, consisting primarily of interconnect costs in our mobile operations in Cambodia, increased by 39.7% to US$9.5 million from US$6.8 million in 2009. The increase in service costs was primarily due to the growth of our subscriber base and traffic in Cambodia.

Cost of equipment and accessories. Our consolidated cost of equipment and accessories increased by 95.9% to US$216.9 million in 2010 from US$110.7 million in 2009. This increase was primarily due to the introduction of Beeline brand phones in Russia the summer of 2010.

Selling, general and administrative expenses. Our consolidated selling, general and administrative expenses increased by 28.2% to US$3,063.5 million during 2010 from US$2,390.0 million during 2009. This increase was primarily due to the acquisition of Kyivstar operations in April 2010, as well as higher sales and marketing expenses in Russia and increase in headquarter expenses. As a percentage of consolidated net operating revenues, our consolidated selling, general and administrative expenses increased to 29.1% in 2010 from 27.5% in 2009 which is explained by increased level of expenses to support growth of our operations.

Selling, general and administrative expenses in the Russia mobile segment increased by 13.9% to US$1,812.6 million in 2010 from US$1,590.8 million in 2009. As a percentage of net operating revenues (including intersegment revenues) in the Russia mobile segment, selling, general and administrative expenses increased by 0.8 percentage points in 2010 compared to 2009. This overall increase was driven by higher sales and marketing expenses, which increased by 0.9 percentage points, technical support expenses, which increased by 0.3 percentage points and was partially offset by general and administrative expenses, which decreased by 0.4 percentage points, in each case as a percentage of net operating revenues.

Selling, general and administrative expenses in the Russia fixed segment increased by 8.9% to US$418.0 million in 2010 from US$384.0 million in 2009. As a percentage of net operating revenues (including intersegment revenues) in the Russia fixed segment, selling, general and administrative expenses increased by 1.2 percentage points in 2010 compared to 2009. This overall increase was driven by higher sales and marketing expenses, which increased by 0.7 percentage points, general and administrative expenses, which increased by 0.2 percentage points, and technical support expenses, which increased by 0.3 percentage points, in each case as a percentage of net operating revenues.

Selling, general and administrative expenses in the CIS segment increased by 24.9% to US$374.5 million in 2010 from US$299.8 million in 2009. As a percentage of net operating revenues (including intersegment revenues) in the CIS segment, selling, general and administrative expenses increased by 1.7% in 2010 compared to 2009. This overall increase was driven by higher general and administrative expenses, which increased by 1.0 percentage point, and selling and marketing expenses, which increased by 0.5 percentage points, while technical and support expenses remained at the same level, in each case as a percentage of net operating revenues. The increase was primarily due to an increase in sales and marketing expenses and expenses related to the introduction of two major technologies, FTTB and 3G.

Selling, general and administrative expenses in Ukraine segment increased by 327.5% to US$336.0 million in 2010 from US$78.6 million in 2009 primarily as a result of the acquisition of Kyivstar operations in April 2010. In addition, selling, general and administrative expenses increased due to a change in regulation which significantly increased our monthly fees for radio frequencies usage. As a percentage of net operating revenues (including intersegment revenues) in the Ukraine segment, selling, general and administrative expenses decreased by 10.2 percentage points in 2010 compared to 2009 due to an effective cost cutting program introduced in 2010. As part of this program, sales and marketing expenses decreased by 2.2 percentage points, technical support expenses decreased by 7.3 percentage points and general and administrative expenses decreased by 0.7 percentage points, in each case as a percentage of net operating revenues.

Selling, general and administrative expenses in the “All other” segment consist primarily of the expenses of our South-East Asia mobile business, as well as headquarter expenses. Selling, general and administrative expenses amounted to US$125.2 million in 2010 compared to US$36.9 million in 2009. The 239.3% increase was primarily due expenses associated with headquarter activities in 2010, including those associated with the Wind Telecom Transaction, as well as our continued development of business in South-East Asia, including network roll-out and sales and marketing activities.

Depreciation and amortization expenses. Our consolidated depreciation and amortization expenses increased by 22.8% to US$2,079.8 million in 2010 from US$1,694.2 million in 2009. The overall increase in depreciation and amortization expenses was primarily the result of the acquisition of Kyivstar operations in April 2010 and Sky Mobile operations in January 2010.

Provision for doubtful accounts. Our consolidated provision for doubtful accounts decreased by 5.3% to US$48.6 million in 2010 from US$51.3 million in 2009. As a percentage of consolidated net operating revenues, provision for doubtful accounts decreased to 0.5% in 2010 compared to 0.6% in 2009 due to the improvement in collectability of accounts receivable because of improved economic conditions.

OIBDA

Our consolidated OIBDA increased by 15.4% to US$4,932.3 million during full year 2010 from US$4,272.5 million during full year 2009, primarily due to the acquisition of Kyivstar operations in April 2010 and growth of OIBDA in our Russian operations.

Russia mobile OIBDA. Our Russia mobile OIBDA increased by 3.3% to US$3,395.8 million during 2010 from US$3,287.9 million during full year 2009, primarily due to appreciation of functional currency. Russia mobile OIBDA in functional currency terms decreased by 0.8%. OIBDA margin in 2010 was 3.6 percentage points less than in 2009 primarily due to decreased average price per minute and increased volume of customer equipment sales with negative margin. In functional currency terms, Russia mobile OIBDA margin decreased by 3.6 percentage points compared to 2009.

Russia fixed line OIBDA. In 2010, OIBDA in the Russia fixed line segment decreased by 7.0% to US$379.5 million from US$408.2 million in 2009, primarily due to appreciation of functional currency and slow after crisis recovery in comparably high marginal business segment of fixed line operations. Russia fixed OIBDA in functional currency decreased by 11.1% compared to 2009.

CIS OIBDA. Our CIS OIBDA increased by 10.3% to US$637.8 million during 2010 from US$578.4 million during 2009, primarily due to organic growth in major CIS markets and consolidation of our operations in Kyrgyzstan.

Ukraine OIBDA. Our Ukraine OIBDA increased by 1,648.1% to US$632.8 million during 2010 from US$36.2 million during 2009, primarily due to the acquisition of Kyivstar operations in April 2010.

All other OIBDA. In 2010, our negative OIBDA in the “All other” segment was US$113.6 million compared to US$38.1 million in 2009. The increase in negative OIBDA is caused by the expenses associated with head quarter activities in 2010, including associated with Wind Telecom Transaction, as well as our continued development of business in South-East Asia, including network roll-out and sales and marketing activities.

Operating Income

Our consolidated operating income increased by 10.6% to US$2,852.5 million in 2010 from US$2,578.4 million in 2009 primarily as a result of increased operating revenues which offset the increase in operating expenses. Our consolidated operating income as a percentage of net operating revenues in 2010 decreased to 27.1% from 29.6% in 2009, primarily as a result of the increased operating expenses as a percentage of net operating revenues.

Other Income and Expenses

Interest expense/income. Our consolidated interest expense decreased by 9.8% to US$540.0 million in 2010 from US$598.5 million in 2009, primarily due to a decrease in the overall amount of our debt. Our consolidated interest income increased by 8.1% to US$55.9 million in 2010 from US$51.7 million in 2009, primarily due to the increase in our bank deposits.

Net foreign exchange (loss)/gain. We recorded a US$4.5 million foreign currency exchange loss in 2010 compared to a US$411.3 million foreign currency exchange loss in 2009. The losses were primarily due to the devaluation of the Russian ruble against the U.S. dollar at the revaluation date which resulted in a corresponding revaluation of our U.S. dollar denominated financial liabilities, including our loan agreements. Our foreign currency exchange loss decreased in 2010 compared to 2009, primarily due to the lower rate of devaluation of the Russian ruble against the U.S. dollar of 0.8% in 2010 compared to 2.9% in 2009, as well as a decrease in the percentage of USD-denominated debt of total debt to 50.3% as of December 31, 2010 from 64.8% as of December 31, 2009.

Equity in net gain/(loss) of associates. We recorded a net gain of US$53.2 million from our equity in associates in 2010 compared to a net loss of US$35.8 million in 2009, primarily due to a gain in our equity in Morefront which was partially offset by a loss in our equity in GTEL-Mobile.

Other (expenses)/income, net. We recorded a US$90.5 million expense during 2010 compared to US$32.1 million during 2009. The increase was primarily due to a loss contingency in relation to cash rights for shares of Golden Telecom. For more information, see note 23 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Income tax expense. Our consolidated income tax expense increased by 39.2% to US$605.7 million in 2010 from US$435.0 million in 2009. The increase in income taxes was primarily due to the increase in income before income taxes. Our effective income tax rate was 26.0% in 2010 compared to 28.0% in 2009. The decrease in the effective income tax rate was primarily due to the tax effect of the change in the statutory income tax rate in Ukraine in accordance with the New Tax Code of Ukraine which significantly changed the rules for tax based calculation and provided for gradual decrease in tax rates from 25% to 16% over the next few years.

Net income/(loss) attributable to the noncontrolling interest. Our net income attributable to the noncontrolling interest was US$47.5 million in 2010 compared to a net loss of US$4.5 million in 2009, primarily due to consolidation of Sky Mobile in Kyrgyzstan from January 1, 2010. For more information, see note 3 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Sky Mobile was wholly owned by a third-party for the period up to October 2010 which resulted in all of its net income being reflected in net income/(loss) attributable to the noncontrolling interest. In October 2010, we acquired 50.1% of the issued share capital of Sky Mobile’s parent company, Menacrest.

Net income attributable to VimpelCom

In 2010, consolidated net income attributable to VimpelCom was US$1,673.3 million compared to US$1,121.8 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Operating Revenues

Our consolidated net operating revenues decreased by 14.0% to US$8,702.9 million during 2009 from US$10,116.9 million during 2008. Our net operating revenues decreased in 2009 primarily as a result of the devaluation of functional currencies. In functional currency terms, in 2009 compared to 2008, our net operating revenues increased in all countries in which we operate other than in Armenia and Uzbekistan, mainly due to increased traffic on our mobile networks primarily due to an increase in mobile subscribers over the course of 2009. The following discussion of revenues by reportable segments includes intersegment revenues. Our management assesses the performance of each reportable segment on this basis as it believes the inclusion of intersegment revenues better reflects the true performance of each segment on a stand-alone basis.

Russia mobile net operating revenues. Our Russia mobile net operating revenues decreased by 16.2% to US$6,170.1 million during 2009 from US$7,361.3 million during 2008. Our Russia mobile net operating revenues consist mostly of service revenues.

During 2009, we generated US$3,952.4 million of our service revenues from airtime charges from mobile contract and prepaid subscribers, including monthly contract fees, or 64.1% of net operating revenues in our Russia mobile segment, compared to US$4,853.6 million, or 65.9% of net operating revenues in 2008. The 18.6% decrease was primarily due to the devaluation of the functional currency, which more than offset the growth of our subscriber base and the resulting increased traffic volumes on our mobile network. In functional currency terms, our service revenues from airtime charges from mobile contract and prepaid subscribers, including monthly contract fees, in our Russia mobile segment increased by 3.9% in 2009 compared to 2008.

During 2009, we generated US$860.6 million of our service revenues from interconnect, or 13.9% of net operating revenues in our Russia mobile segment, compared to US$1,064.1 million, or 14.5% of net operating revenues in 2008. The 19.1% decrease was primarily due to the devaluation of the functional currency, which more than offset increased traffic to our network. In functional currency terms, our Russia mobile segment service revenues from interconnect increased by 3.0% during 2009 compared to 2008.

During 2009, we generated US$925.5 million of our service revenues from value added services, or 15.0% of net operating revenues in our Russia mobile segment, compared to US$898.9 million, or 12.2% of net operating revenues in 2008. The 3.0% increase in our mobile value added services revenues was primarily due to the growth in our subscriber base and increased revenue from sales of infotainment and data, partially offset by the devaluation of the functional currency. In functional currency terms, our Russia mobile segment service revenues from value added services increased by 30.8% during 2009 compared to 2008.

During 2009, we generated US$298.0 million of our service revenues from roaming fees generated by our Russian mobile subscribers and roaming fees received from other mobile services operators for providing roaming services to our subscribers, or 4.8% of net operating revenues in our Russia mobile segment, compared to US$430.7 million or 5.9% of net operating revenues in 2008. The 30.8% decrease during 2009 compared to 2008 was primarily due to the devaluation of the functional currency and the adverse economic conditions which resulted in decreased activity of our Russia mobile subscribers and persons roaming on our network. In functional currency terms, our Russia mobile segment service revenues from roaming decreased by 11.1% during 2009 compared to 2008.

During 2009, we generated US$16.1 million of our service revenues from other types of services, including connection charges, or 0.3% of net operating revenues in our Russia mobile segment, compared to US$6.5 million and 0.1%, respectively, for 2008.

Our net operating revenues in the Russia mobile segment also included revenues from sales of equipment and accessories. During 2009, revenues from sales of equipment and accessories decreased by 2.9% to US$98.0 million from US$100.9 million during 2008 but increased to 1.6% of net operating revenues in 2009 from 1.4% in 2008, primarily as a result of sales of iPhones and USB modems that started in the end of 2008 and the second half of 2008, respectively.

During 2009, our net operating revenues in the Russia mobile segment included US$19.5 million of revenues generated from other activity compared to US$6.6 million for 2008.

Russia fixed net operating revenues. In 2009, net operating revenues in the Russia fixed segment increased by 1.6% to US$1,277.7 million from US$1,257.8 million in 2008. Our Russia fixed segment net operating revenues in 2009 consisted of US$656.3 million generated from business operations, US$438.2 million generated from wholesale operations and US$183.2 million generated from residential operations. The increase in net operating revenues in our Russia fixed segment in 2009 compared to 2008 was due to the full-year consolidation of Golden Telecom’s operations for 2009 as opposed to only 10 months of 2008, and improvement in wholesale and residential operations. As a portion of our contracts with business and wholesale customers are denominated in U.S. dollars and Euros, a portion of our revenues was protected from devaluation of the Russian ruble.

Our CIS net operating revenues decreased by 10.0% to US$1,155.9 million during 2009 from US$1,283.9 million during 2008. Our CIS net operating revenues consist of revenues from providing mobile services as well as fixed-line services.

CIS mobile net operating revenues. Our CIS mobile net operating revenues decreased by 9.3% to US$1,012.9 million during 2009 from US$1,117.1 million during 2008. Our CIS mobile net operating revenues consist mostly of service revenues.

During 2009, we generated US$698.9 million of our service revenues from airtime charges in the CIS from mobile contract and prepaid subscribers, including monthly contract fees, or 69.0% of our net operating revenues in the CIS mobile segment, compared to US$788.6 million, or 70.6% of net operating revenues in 2008. The 11.4% decrease during 2009 compared to 2008 was primarily due to the devaluation of our functional currencies, which more than offset increased traffic volumes in Kazakhstan and Georgia during 2009. In functional currency terms, our service revenues from airtime charges increased by 3.2% in 2009 compared to 2008.

During 2009, we generated US$163.9 million of our mobile service revenues from interconnect fees in the CIS, or 16.2% of our net operating revenues in CIS mobile, compared to US$170.4 million, or 15.3% of net operating revenues in CIS mobile in 2008. The 3.8% decrease in 2009 compared to 2008 was primarily due to the devaluation of functional currencies, which more than offset increased volume of inbound traffic terminated on our networks in Uzbekistan, Tajikistan and Georgia. In functional currency terms, service revenues from interconnect fees increased by 11.7% in 2009 compared to 2008.

During 2009, we generated US$112.3 million of our mobile service revenues from value added services in the CIS, or 11.1% of net operating revenues in CIS mobile, compared to US$123.5 million, or 11.1% of net operating revenues in CIS mobile in 2008. The 9.1% decrease in 2009 compared to 2008 was primarily due to the devaluation of our functional currencies and decreased consumer spending on value added services in all CIS countries in which we operate, which together more than offset subscriber growth in Tajikistan and Georgia. In functional currency terms, service revenues from value added services increased by 5.6% in 2009 compared to 2008.

During 2009, we generated US$33.2 million of our service revenues from roaming in the CIS, or 3.3% of net operating revenues in CIS mobile, compared to US$38.0 million, or 3.4% of net operating revenues in CIS mobile in 2008. This 12.6% decrease in roaming revenues in 2009 compared to 2008 was primarily due to the devaluation of functional currencies. In functional currency terms, service revenues from roaming increased by 14.9%.

During 2009, we generated US$2.6 million of our service revenues from other types of services, including connection charges, or 0.3% of net operating revenues in our CIS mobile segment, compared to US$0.5 million and 0.0%, respectively, for 2008.

Our net operating revenues in the CIS mobile segment also included revenues from sales of equipment and accessories. During 2009, revenues from sales of equipment and accessories increased to US$1.2 million from US$0.0 million during 2008.

During 2009, our net operating revenues in the CIS mobile segment included US$8.2 million generated by other activity compared to US$4.0 million for 2008.

During each of 2009 and 2008, our CIS mobile segment incurred revenue based taxes of US$7.2 million and US$7.9 million.

CIS fixed net operating revenues. Our net operating revenues in the CIS fixed segment decreased by 14.4% to US$143.0 million in 2009 from US$166.8 million in 2008. The decrease was primarily attributable to the devaluation of the functional currency in Armenia compared to the U.S. dollar, while in functional currency terms, our revenues in CIS fixed increased by 5.3% primarily due to growth of interconnect, voice and Internet revenues in Kazakhstan and Uzbekistan. In 2009, US$17.7 million of CIS fixed revenues were generated from our business operations, US$12.0 million from wholesale operations and US$113.2 million from residential operations.

Our Ukrainian net operating revenues consist of revenues from providing mobile services as well as fixed-line services. Our Ukrainian total net operating revenues decreased by 27.7% to US$203.0 million during 2009 from US$280.6 million during 2008, primarily due to functional currency devaluation.

Ukraine mobile net operating revenues. Our Ukraine mobile net operating revenues decreased by 43.1% to US$110.2 million in 2009 from US$193.7 million in 2008. Our Ukraine mobile net operating revenues consist mostly of service revenues. The decrease was primarily attributable to the devaluation of the functional currency in Ukraine compared to the U.S. dollar, while in functional currency terms, our revenues in Ukraine mobile decreased by 15.4% primarily due to decreases in the subscriber base and ARPU.

Ukraine fixed net operating revenues. Our net operating revenues for fixed-line services in Ukraine increased by 6.8% to US$92.8 million in 2009 from US$86.9 million in 2008. The increase was primarily attributable to growth in our wholesale operations and Internet revenues and the full-year consolidation of Golden Telecom for 2009 as opposed to 10 months of 2008, partially offset by the devaluation of the functional currency. In functional currency terms, our revenues in Ukraine fixed increased by 57.7%. In 2009, US$42.1 million of Ukraine fixed revenues were generated from our business operations, US$44.6 million from wholesale operations and US$6.1 million from residential operations.

“All other” net operating revenues. In 2009, we started to generate revenues in our “All other” segment. In 2009, net operating revenues in this segment were US$5.7 million and consisted of revenues from our mobile operations in Cambodia from May 2009 when our subsidiary Sotelco launched its commercial operations.

During 2009, in Cambodia US$5.1 million of our mobile service revenues, or 89.5% of our net operating revenues, were from airtime charges from mobile prepaid subscribers and monthly contract fees, US$0.5 million of our mobile service revenues, or 8.8% of our net operating revenues, were from interconnect fees, and US$0.2 million of our mobile service revenues, or 3.5% of our net operating revenues, were from other services, including connection charges and value added services.

Total Operating Expenses

Our consolidated total operating expenses decreased by 19.2% to US$6,124.5 million during 2009 from US$7,581.0 million during 2008, and represented 70.4% and 74.9% of net operating revenues in 2009 and 2008, respectively. The decrease of 19.2% was primarily due to the devaluation of our functional currencies and cost control measures implemented in 2009.

Due to the adverse economic environment, in 2009, we focused on maintaining our consolidated operating margin by controlling our operating expenses. As a result of those efforts and the non-recurrence of the 2008 impairment losses, our consolidated operating income margin for 2009 was 29.6% compared to 25.1% in 2008, notwithstanding the dilutive effect of Golden Telecom’s lower margin fixed-line business, which we consolidated from March 1, 2008.

Service costs. Our consolidated service costs decreased by 17.0% to US$1,878.4 million during 2009 from US$2,262.6 million during 2008. As a percentage of consolidated net operating revenues, our service costs decreased to 21.6% during 2009 from 22.4% during 2008.

Service costs in Russia mobile operations decreased by 12.6% to US$1,165.3 million in 2009 from US$1,332.7 million in 2008, primarily due to the devaluation of the functional currency, which more than offset growth in interconnect costs related to an increase in our traffic volume. In functional currency terms, our service costs in Russia mobile increased by 11.3% during 2009 compared to 2008.

Service costs in Russia fixed decreased by 15.2% to US$458.0 million in 2009 from US$540.3 million in 2008. This decrease was primarily due to the devaluation of the functional currency, which more than offset growth in interconnect costs related to an increase in our traffic volume. In functional currency terms, service costs in Russia fixed increased by 7.4% in 2009 compared to 2008.

Service costs in CIS decreased by 11.6% to US$270.5 million in 2009 from US$306.1 million in 2008. The decrease was primarily due to the devaluation of functional currencies and a decrease in interconnection expenses in Armenia mobile business, which more than offset increased costs relating to increased volumes of traffic in Uzbekistan and Kazakhstan. In functional currency terms, service costs in CIS increased by 5.5% in 2009 compared to 2008.

Service costs in Ukraine decreased by 42.2% to US$86.0 million in 2009 from US$148.7 million in 2008. The decrease was primarily due to the devaluation of the functional currency and a decrease in interconnection expenses and partly offset by the increase on costs due to the consolidation of Golden Telecom’s operations for all of 2009, compared to only 10 months in 2008. In functional currency terms, service costs in Ukraine decreased by 11.8% in 2009 compared to 2008.

Service costs in the “All other” reporting segment in 2009 were US$6.8 million, consisting primarily of interconnection expenses in our mobile operations in Cambodia.

Cost of equipment and accessories. Our consolidated cost of equipment and accessories increased by 9.3% to US$110.7 million during 2009 from US$101.3 million during 2008. This increase was primarily due to the sale of iPhones and USB modems to our customers that started in the end of 2008 and in the second half of 2008, respectively.

Selling, general and administrative expenses. Our consolidated selling, general and administrative expenses decreased by 15.8% to US$2,390.0 million during 2009 from US$2,838.5 million during 2008. This decrease was primarily due to the devaluation of functional currencies. As a percentage of consolidated net operating revenues, our consolidated selling, general and administrative expenses decreased to 27.5% in 2009 from 28.1% in 2008.

Selling, general and administrative expenses in the Russia mobile segment decreased by 19.2% to US$1,590.8 million in 2009 from US$1,967.8 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia mobile segment, selling, general and administrative expenses decreased by 0.9 percentage points in 2009 compared to 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia mobile segment, in 2009 compared to 2008, general and administrative expenses decreased by 0.9 percentage points, technical support expenses increased by 0.7 percentage points and sales and marketing expenses decreased by 0.7 percentage points.

Selling, general and administrative expenses in the Russia fixed segment decreased by 8.2% to US$384.0 million in 2009 from US$418.5 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia fixed segment, selling, general and administrative expenses decreased by 3.2 percentage points in 2009 compared to the 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia fixed segment, in 2009 compared to 2008, general and administrative expenses decreased by 6.3 percentage points, technical support expenses increased by 2.1 percentage points and sales and marketing expenses increased by 0.9 percentage points.

Selling, general and administrative expenses in the CIS segment decreased by 12.1% to US$299.8 million in 2009 from US$341.2 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS segment, selling, general and administrative expenses decreased by 0.6 percentage points in 2009 compared to 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS segment, in 2009 compared to 2008, general and administrative expenses increased by 0.4 percentage points, technical support expenses increased by 1.2 percentage points and sales and marketing expenses decreased by 2.2 percentage points.

Selling, general and administrative expenses in the Ukraine segment decreased by 27.2% to US$78.6 million in 2009 from US$107.9 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the Ukraine segment, selling, general and administrative expenses increased by 0.1 percentage points in 2009 compared to 2008. As a percentage of net operating revenues (including intersegment revenues) in the Ukraine segment, in 2009 compared to 2008, general and administrative expenses increased by 0.4 percentage points, technical support expenses increased by 2.8 percentage points and sales and marketing expenses decreased by 3.1 percentage points.

Selling, general and administrative expenses in the “All other” segment consisted of expenses in our mobile operations in Cambodia, as well as headquarter expenses, which amounted to US$36.9 million.

Depreciation and amortization expenses. Our consolidated depreciation and amortization expenses decreased by 9.9% to US$1,694.2 million in 2009 from US$1,881.2 million in 2008. The overall decrease in depreciation and amortization expenses was primarily due to the devaluation of functional currencies and a decrease in capital expenditures in 2009 in line with management’s more cautious approach to capital investments and to internal targets for return on capital investments in response to existing adverse economic conditions. As a percentage of consolidated net operating revenues, depreciation and amortization expenses increased to 19.5% from 18.6% in 2009 compared to 2008.

Impairment loss. We did not have any write downs or impairment loss in 2009. In 2008, we wrote down US$37.6 million related to DVB-H and DVB-T licenses and recognized a US$90.1 million mobile goodwill and long lived assets impairment loss for Ukraine, and US$315.0 million fixed goodwill impairment loss for Russia. For details regarding our impairment loss and write down of long-lived assets in 2008, please see Note 10 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Provision for doubtful accounts. Our consolidated provision for doubtful accounts decreased by 6.2% to US$51.3 million in 2009 from US$54.7 million in 2008. As a percentage of consolidated net operating revenues, provision for doubtful accounts increased to 0.6% in 2009 compared to 0.5% in 2008 due to the growth of our fixed line businesses, which had higher doubtful debt rates than our mobile segments.

Adjusted OIBDA

Our consolidated adjusted OIBDA decreased by 12.1% to US$4,272.5 million during full year 2009 from US$4,859.9 million during full year 2008, primarily due to devaluation of functional currencies in most markets where we operated.

Russia mobile adjusted OIBDA. Our Russia mobile adjusted OIBDA decreased by 16.2% to US$3,287.9 million during full year 2009 from US$3,922.1 million during full year 2008, primarily due to devaluation of functional currency.

Russia fixed line adjusted OIBDA. In 2009, adjusted OIBDA in the Russia fixed line segment increased by 42.0% to US$408.2 million from US$287.5 million in 2008, primarily due to the full-year consolidation of Golden Telecom’s operations for 2009 as opposed to only 10 months of 2008, and functional currency devaluation.

CIS OIBDA. Our CIS OIBDA decreased by 8.0% to US$578.4 million during full year 2009 from US$629.0 million during full year 2008, primarily due to devaluation of functional currencies in most markets where we operated.

Ukraine adjusted OIBDA. Our Ukraine adjusted OIBDA increased by 63.8% to US$36.2 million during 2009 from US$22.1 million during 2008, primarily due to lower interconnect rates and sales and marketing and administrative cost saving.

All other OIBDA. In 2009, our negative OIBDA in other segment was US$38.1 million compared to US$0.7 million in 2008. The increase in negative OIBDA was primarily due to launch of operations in Cambodia in 2009.

Other Income and Expenses

Interest expense/income. Our consolidated interest expense increased by 20.8% to US$598.5 million during 2009 from US$495.6 million during 2008, primarily due to an increase in the average interest rates on our outstanding debt, which was 7.6% in 2009 compared to 7.0% in 2008. Our consolidated interest income decreased by 27.8% to US$51.7 million during 2009 from US$71.6 million during 2008, primarily due to lower interest rates on investments and short-term bank deposits.

Net foreign exchange (loss)/gain. We recorded a US$411.3 million foreign currency exchange loss during 2009 compared to a US$1,142.3 million foreign currency exchange loss during 2008. The losses were primarily due to the devaluation of the Russian ruble against the U.S. dollar during 2009 and 2008 which resulted in a corresponding revaluation of our U.S. dollar denominated financial liabilities, including our loan agreements. Our foreign currency exchange loss decreased in 2009 compared to 2008, primarily due to the lower rate of devaluation of the Russian ruble against the U.S. dollar of 2.9% in 2009 compared to 19.7% in 2008.

Equity in net (loss)/gain of associates. We recorded a net loss of US$35.8 million from our equity in associates during 2009 compared to a net loss of US$61.0 million during 2008, primarily due to our equity in Morefront, which was acquired in October 2008, and the losses incurred by GTEL-Mobile relating to commencement of its commercial operations.

Income tax expense. Our consolidated income tax expense increased by 43.1% to US$435.0 million during 2009 from US$303.9 million during 2008. The increase in income taxes was primarily due to the increase in income before income taxes. Our effective income tax rate was 28.0% in 2009 compared to 34.1% in 2008. The decrease in the effective income tax rate was primarily due to the non-recurrence in 2009 of a tax non-deductible impairment loss recorded in 2008, and a lower level of loss carry-forwards provided as non-recoverable in 2009 as compared to 2008.

Net (loss)/income attributable to the noncontrolling interest. Our net loss attributable to the noncontrolling interest was US$4.5 million during 2009 compared to a net gain of US$63.0 million during 2008, primarily due to foreign exchange losses incurred in 2009 by KaR-Tel, our subsidiary in Kazakhstan, and Mobitel, our subsidiary in Georgia.

Net income attributable to VimpelCom.

In 2009, consolidated net income attributable to VimpelCom was US$1,121.8 million compared to US$524.3 million in 2008.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

The following table shows our cash flows for the years ended December 31, 2010, 2009 and 2008 (in millions of U.S. dollars):

	Year ended December 31,
	2010	2009	2008
Consolidated Cash Flow
Net cash provided by operating activities	3,670.1	3,512.8	3,421.9
Net cash provided by / (used in) investing activities	(1,347.5)	(1,433.5)	(7,177.2)
Net cash provided by / (used in) by financing activities	(2,863.6)	(1,545.4)	3,750.9
Effect of exchange rate changes on cash and cash equivalents	(20.9)	(1.7)	(84.6)
Net increase/(decrease) in cash and cash equivalents	(561.8)	532.3	(89.0)

During the years ended December 31, 2010, 2009 and 2008, we generated positive cash flow from our operating activities and negative cash flow from investing activities. Cash flow from financing activities was negative during 2010, negative during 2009 and positive during 2008. The negative cash flow from financing activities during 2010 was mostly due to repayments of our existing debt facilities, which exceeded new borrowings. The negative cash flow from financing activities during 2009 was primarily the result of repayments of our existing debt facilities and our payment of cash dividends of US$315.6 million. The positive cash flow from financing activities during 2008 was primarily the result of the receipt of proceeds from borrowings, primarily used to fund the acquisition of Golden Telecom.

As of December 31, 2010, we had negative working capital of US$932.5 million, compared to negative working capital of US$447.7 million as of December 31, 2009. Working capital is defined as current assets less current liabilities. The change in our working capital as of December 31, 2010 compared to December 31, 2009, was mainly due to the decrease in our cash and cash equivalents balance to US$885.1 million as of December 31, 2010 from US$1,446.9 million as of December 31, 2009 as a result of outflows from our financing and investing activities more than offsetting our inflows from operating activities.

Our working capital is monitored on a regular basis by management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Short term borrowing payments are split during the twelve month period following December 31, 2010, and the majority of our short term borrowings will become due in the third and fourth quarters of 2011. Our management expects to make these payments as they become due. Our management believes that our working capital is sufficient to meet our present requirements.

Operating Activities

During 2010, net cash provided by operating activities was US$3,670.1 million, a 4.5% increase over the US$3,512.8 million of net cash provided by operating activities during 2009. The increase in net cash provided by operating activities during 2010 as compared to 2009 was primarily the result of an increase in net income to US$1,720.9 million in 2010 from US$1,117.3 million in 2009 and working capital management.

During 2009, net cash provided by operating activities was US$3,512.8 million, a 2.7% increase over the US$3,421.9 million of net cash provided by operating activities during 2008, which, in turn was a 12.6% increase over the US$3,037.7 million of net cash provided by operating activities during 2007. The improvement in net cash provided by operating activities during 2009 as compared to 2008 was primarily the result of an increase in net income to US$1,117.3 million in 2009 from US$587.3 million in 2008 and working capital management.

Financing Activities

During 2010, we repaid approximately US$2,898.3 million of indebtedness.

The following table provides a summary of our outstanding indebtedness with an outstanding principal balance exceeding US$10.0 million as of December 31, 2010. Many of the agreements relating to this indebtedness contain various restrictive covenants, including change of control restrictions and financial covenants. In addition, certain of these agreements subject our subsidiaries to restrictions on their ability to pay dividends or repay debts to us. For additional information on this indebtedness, please refer to the notes to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For information relating to our outstanding indebtedness subsequent to December 31, 2010, see “—Recent Financing Activities” below. For a description of some of the risks associated with certain of our indebtedness, please refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors.”

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$1,000.0	April 30, 2018	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	8.375%	US$800.6	April 30, 2013	None	None

OJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	US$600.0	May 23, 2016	None	None

OJSC VimpelCom	Loan from Sberbank	9.25%	US $586.9 (RUR 17,886.41)	February 13, 2013	None	None

OJSC VimpelCom	Loan from LLC VimpelCom-Invest (“VC-Invest”) (funded by the RUR denominated bonds by VC-Invest)	15.2%	US$328.1 (RUR 10,000.0)	July 12, 2011	OJSC VimpelCom	None

OJSC VimpelCom	Loan from VC-Invest (funded by the RUR denominated bonds by VC-Invest)	9.25%	US$329.4 (RUR 10,000.0)	July 19, 2013	OJSC VimpelCom	None

OJSC VimpelCom	Loan from Sberbank	9.25%	US$328.1 (RUR 10,000.0)	April 30, 2013	None	None

OJSC VimpelCom	Loan from Sberbank	9.0%	US$262.5 (RUR 8,000.0)	December 27, 2011	None	None

OJSC VimpelCom	Loan from Sberbank	8.75%	US$252.0	December 16, 2015	None	None

OJSC VimpelCom	Loan from VC-Invest (funded by the RUR denominated bonds by VC-Invest)	8.3%	US$656.2 (RUR 20,000.0)	October 13, 2015	None	None

Menacrest Ltd	Crowell Ltd.	15.0%	US$49.4	December 27, 2015	None	None

OJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.375%	US$184.8	October 22, 2011	None	None

OJSC VimpelCom	Loans from Bayerische Hypo und Vereinsbank AG	AB SEK Rate plus 0.75%	US$124.1	June 15, 2016	EKN	None

OJSC VimpelCom	Loan from HSBC Bank plc	6 month MOSPRIME plus 0.08%	US$35.4	March 28, 2014	EKN	None

OJSC VimpelCom	Loan arranged by Citibank, N.A.	LIBOR plus 0.1%	US$28.3	November 7, 2012	Euler Hermes Kreditversicherungs (Hermes)	None

OJSC VimpelCom	Cisco Capital	16.0%	US$26.0 (RUR 1,410.0)	July 2012	VimpelCom	Telecom equipment

KaR-Tel	Loan from Bayerische Landesbank	LIBOR plus 0.38%	US$18.9	December 27, 2012	Hermes Export Credit Agency	None

Sotelco	Loan from China Construction Bank	LIBOR plus 2.1%	US$26.9	June 2016	Sinosure	None

Other loans, equipment financing and capital lease obligations	—	—	US$23.7	—	—	—

Recent Financing Activities

Recent VimpelCom Financing Activities

On February 2, 2011, VIP Finance Ireland completed an offering of an aggregate principal amount of US$1,500.0 million loan participation notes, split between five-year and 10-year tranches, for the sole purpose of funding loans in an aggregate principal amount of US$1,500.0 million to our company (the “February Bonds”). The five-year US$500.0 million issue and related loan in the same principal amount bear interest at an annual rate of 6.493% payable semiannually and are due in February 2016. The 10-year US$1,000.0 million issue and related loan in the same principal amount bear interest at an annual rate of 7.748% payable semiannually and are due in February 2021.

On March 7, 2011, the board declared the payment of a dividend of US$0.19 per ADS in relation to our interim 2010 results. The total interim dividend payment was approximately US$250.0 million, which was paid on March 25, 2011.

On March 31, 2011, VimpelCom Amsterdam B.V. signed a one-year bridge facility agreement (with the possible extension for 6 months), with six international banks: Barclays, BNP Paribas, Citi, RBS, ING and HSBC in the total amount of US$2,500.0 million (the “Bridge Loan”). The Bridge Loan bears annual interest at a rate of LIBOR plus 0.85% from (and including) the signing date to (but excluding) the date falling three months after the signing date; LIBOR plus 1.15% from (and including) the date falling three months after the signing date to (but excluding) the date falling six months after the signing date; LIBOR plus 1.75% from (and including) the date falling six months after the signing date to (but excluding) the date falling nine months after the signing date; LIBOR plus 2.25% from (and including) the date falling nine months after the signing date to (but excluding) the date falling twelve months after the signing date; and, if extended, LIBOR plus 3.0% to (and including) the date falling 12 months after the signing date. On April 14, 2011, VimpelCom drew the amount of US$2,200.0 million under the Bridge Loan.

On April 12, 2011, OJSC VimpelCom signed a seven-year loan agreement with Sberbank for the Russian ruble equivalent of US$2,500.0 million (the “Russian Bank Loan”). The Russian Bank Loan bears interest at a rate of 9.0% per annum and matures on April 11, 2018. Under the Russian Bank Loan, the maximum rate may be increased up to 9.5% in case of occurrence of certain events. On April 27, 2011, OJSC VimpelCom drew down RUR33,492 million (equivalent to approximately US$1,200.6 million as of April 27, 2011). On May 11, 2011, OJSC VimpelCom drew down an additional RUR22,498 million (equivalent to approximately US$807.4 million as of May 11, 2011). On June 1, 2011, OJSC VimpelCom drew down an additional RUR 8,396 million (equivalent to approximately US$300.1 million as of June 1, 2011).

On April 14, 2011, the board declared the payment of a dividend of US$0.15 per ADS in relation to our 2010 results. The total final dividend payment was approximately US$244.0 million (gross of withholding tax where applicable). The dividends were paid on June 10, 2011.

On April 26, 2011, OJSC VimpelCom signed a facility agreement with HSBC Bank PLC. The facility is a Russian ruble denominated Swedish export credit facility supported by EKN, the Swedish export guarantee agency, for the total amount of US$200.0 million to be drawn down in rubles. The facility is to finance equipment and services provided to OJSC VimpelCom by Ericsson on a reimbursement basis. The facility bears interest at a rate of MosPRIME (Moscow indicative independent interbank offered rate) plus 1.05% per annum. On May 10, 2011, OJSC VimpelCom drew down RUR5,568 million (equivalent to approximately US$201.3 million as of May 10, 2011).

On May 3, 2011, OJSC VimpelCom signed a loan facility agreement with CISCO SYSTEMS FINANCE INTERNATIONAL. The loan was a ruble denominated export credit facility for a total amount of RUR1,350 million. The facility is to finance equipment provided to OJSC VimpelCom by CISCO on a reimbursement basis. The facility bears interest at a rate of 7.35% per annum. On May 19, 2011, OJSC VimpelCom drew down RUR1,350 million (the equivalent to approximately US$48.1 million as of May 19, 2011).

On June 29, 2011, VimpelCom Holdings B.V. completed an offering of an aggregate principal amount of US$2,200.0 million guaranteed notes (the “June Bonds”), split between three-year, five-year and 10-year tranches, for the primary purpose of refinancing the outstanding principal amount of US$2,200.0 million under the Bridge Loan. The three-year US$200.0 million issue bears interest at an annual rate of three-month LIBOR plus 4.0%, payable quarterly and is due in June 2014. The long five-year US$500.0 million issue bears interest at an annual rate of 6.2546% payable semiannually and is due in March 2017. The long ten-year US$1,500.0 million issue bears interest at an annual rate of 7.5043% payable semiannually and is due in March 2022. The June Bonds are guaranteed by OJSC VimpelCom.

In connection with the June Bonds, on June 22, 2011, we entered into interest rate swap transactions to effectively swap the fixed interest rates on the five-year and 10-year notes for floating interest rates based on three-month U.S. dollar LIBOR. The weighted average spread over LIBOR for the five-year notes is 4.187%, and for the 10-year notes is 4.375%. We entered into these swap transactions effective June 29, 2011, with Barclays Bank plc, BNP Paribas, HSBC Bank plc, ING Bank N.V., The Royal Bank of Scotland plc and UBS A.G. The swap transactions have a term extending through the maturity of the June Bonds, but they can be terminated and unwound at any time.

Financings for the Wind Telecom Transaction

We obtained the funds to pay the consideration for the Wind Telecom Transaction and to refinance debt in connection with the Wind Telecom Transaction from the February Bonds, the Bridge Loan and the Russian Bank Loan.

OTH Refinancings

In May 2011, we refinanced the primary debt obligations of OTH. The shareholders of OTH authorized our refinancing as a related party transaction at an extraordinary general assembly on April 14, 2011. We refinanced the following debt obligations:

•

Senior secured facility with OTH as the borrower and a syndicate of international and Egyptian banks as the lenders, with a maximum principal amount of US$2,500.0 million, under an agreement dated February 27, 2006, as amended, with Deutsche Bank A.G., London Branch, as security agent (the “Senior Facility”);

•

Floating rate secured equity linked notes due 2013 issued by Orascom Telecom Oscar S.A., in the original principal amount of approximately US$230.0 million, under a trust indenture dated December 5, 2008, with Natixis Corporate Solutions Limited as trustee, and guaranteed by OTH, as amended (the “Equity Linked Notes”);

•

Series of 7 7/8% senior notes due 2014 in the original aggregate principal amount of US$750.0 million, issued by Orascom Telecom Finance S.C.A., under a Trust Indenture dated February 8, 2007, with The Bank of New York as trustee, and guaranteed by OTH, as amended (the “OTF High Yield Notes”); and

•	Derivative contracts to hedge interest rate risk under the Senior Facility, issued by OTH (the “Hedging Transactions”).

To effect the refinancings, VimpelCom Amsterdam Finance B.V., a wholly owned indirect subsidiary of VimpelCom, purchased the Senior Facility from the lenders under the facility on May 16, 2011, and purchased the Equity Linked Notes from the holder of the Equity Linked Notes on May 16, 2011. Immediately after completing these purchases, VimpelCom Amsterdam Finance entered into amended and restated versions of the relevant financing documents with OTH, in the case of the Senior Facility, and Orascom Telecom Oscar S.A. and OTH, in the case of the Equity Linked Notes (the “Amendments” or individually an “Amendment”). The Amendments modified terms of the Senior Facility and the Equity Linked Notes, among other things extending their maturity to May 16, 2014, from their previous maturities in 2013, providing for a single payment at maturity with no amortization (as had been required before), and modifying the interest rates from a floating rate to 9.50% per annum fixed rate and providing for payment in kind of interest (payable by automatic addition to the principal balance) prior to maturity. The Amendments of the Senior Facility also provide for release of pledges of OTH’s shares in ECMS and Mobinil when the OTH Spin-off is to take place, as required for the OTH Spin-off.

On May 17, 2011, VimpelCom Amsterdam Finance advanced to OTH under the Senior Facility (as modified by the relevant Amendment) sufficient funds for it to discharge, and it did discharge, the OTF High Yield Notes by depositing the requisite amount with the trustee for the OTF High Yield Notes. Concurrently with its purchase of the Senior Facility, VimpelCom Amsterdam Finance also advanced to OTH sufficient funds under the Senior Facility (as modified by the relevant Amendment) for it to terminate and close out the Hedging Transactions and made advances under the Equity Linked Notes (as modified by the relevant Amendment).

Weather Capital Special Purpose 1 Refinancing

In addition to the refinancing of debt associated with OTH, as described above, we advanced funds to Weather Capital Special Purpose 1 S.A. (“WCSP1”, the direct owner of shares in OTH) to repay the debt under its €475 million bridge facility agreement, dated February 5, 2011, with Citigroup Global Markets Limited, Goldman Sachs International, Merrill Lynch International and Morgan Stanley Bank International Limited (the “WCSP1 Bridge Loan”).

OTH Debt

The following table provides a summary of OTH’s outstanding indebtedness as of the date of this Annual Report on Form 20-F.

Borrower	Type of debt/lender	Original Principal Amount (in millions)	Interest Rate	Outstanding debt (in millions)	Maturity Date	Guarantor	Security
Orascom Telecom Holding, S.A.E.	Senior secured credit facility	US$1,500.0 Term Loan	9.50%	US$1,500	May 16, 2014	N/A	Shares in OTA, ECMS, Mobinil
	VimpelCom Amsterdam Finance B.V.	US$1,000.0 Revolving Credit Facility		US$825.7	May 16, 2014

Orascom Telecom Oscar S.A.	Secured notes	US$230.0	9.50%	US$230	May 16, 2014	N/A	Shares in OTA, ECMS, Mobinil

	VimpelCom Amsterdam Finance B.V.

The aggregate debt of OTH and its subsidiaries as of December 31, 2010, was approximately US$3,377.0 million owed to banks, approximately US$1,320.0 million of bonds and approximately US$135.0 million for derivatives, financing leases and other borrowings.

OTH’s subsidiaries have debt obligations of their own incurred in connection with their respective businesses. While OTH generally has no direct involvement in the debt of its subsidiaries, it has guaranteed significant obligations of Orascom Telecom Bangladesh, it has pledged its shares in Orascom Telecom Bangladesh to secure debts of the subsidiary, and its shares in the Canadian operation likewise are pledged as security for debts of the local operation, incurred to acquire telecommunications equipment. In addition, in general the subsidiaries of OTH pledge substantial parts of their assets to secure their debts.

As of December 31, 2010, Pakistan Mobile Communications Limited, which operates OTH’s Pakistani business, had bank debt obligations of approximately US$624.0 million with maturities ranging from 2011 into 2015. All of that debt is secured. As of December 31, 2010, Pakistan Mobile Communications also had bond debt of approximately US$191.0 million due in 2013.

As of December 31, 2010, Orascom Telecom Bangladesh Limited, which operates OTH’s Bangladesh business, had bank debt of approximately US$302.0 million with maturities ranging from 2011 to 2016. A significant part of this debt is secured, and part of it is not secured. Some of the unsecured debt was, as of May 31, 2011, in the process of being renewed. As of December 31, 2010, Orascom Telecom Bangladesh also had bond debt of approximately US$97.0 million, due in 2014.

The remaining subsidiary bank debt was, as of December 31, 2010, owed by Orascom Telecom Algeria S.P.A., Telecel Globe Limited and Trans World Associates (Private) Limited.

Wind Italy Debt

The following table provides a summary of Wind Italy’s outstanding indebtedness as of December 31, 2010.

Borrower Original Date	Type of debt/lender	Original Principal Amount (in millions)	Interest Rate	Outstanding debt (in millions) as of December 31, 2010	Maturity Date	Guarantor	Security
Wind Italy	Senior Facilities Agreement arranged	Tranche A1 €166	Euribor plus 4%(1)	€166	Tranches A1+A2:	All tranches:	All tranches:
November 24, 2010	by Deutsche Bank A.G., Credit SuisseA.G., Banca IMI S.p.A, BNP Paribas, the Royal Bank of Scotland, Citigroup, Crédit AgricoleCorporate and Investment Bank, Goldman SachsInternational, J.P. Morgan plc, Morgan				November 26, 2016 (amortizing)	Wind (Italy) Wind International Services S.p.A.(2)	Shares in Wind Italy Shares in Wind International Services S.p.A.
		Tranche A2 €1,349	Euribor plus 4%	€1,349(3)
		Tranche B1 €1,334	Euribor plus 4.25%	€1,334
	Stanley Bank International Limited, Natixis, S.A. and UniCredit S.p.A. With Banca Nazionale del Lavora	Tranche B2 €681	Euribor plus 4.50%	€681	Tranches B1+B2 November 26, 2017 (bullet)		Receivables, intellectual property, bank accounts and hedging rights
	S.p.A., Gruppo BNP Paribas, Crédit Agricole Corporate and Investment Bank, Milan Branch, and The Royal Bank of Scotland plc, Milan Branch, as Original Lenders	Tranche RFC revolving credit facility €400 Total: €3,930	Euribor plus 4%	Not drawn Total €3,530	November 26, 2016

Wind Acquisition Finance S.A.	7 3/8% Senior Secured Notes	€1,750	7 3/8%	€1,750	February 15, 2018	Wind Italy +WIS	Security same as Senior Credit Facility

November 26, 2010	7 1/4% Senior Secured Notes	US$1,300	7 1/4%	US$1,300	February 15, 2018	Wind Italy+WIS

Wind Acquisition Holdings Finance S.A.(4)	€325 12 1/4% Senior Notes	€325	12 3/4%	€348	July 15, 2017	Wind Acquisition Holdings Finance S.p.A.	Both tranches: Shares in Wind
December 15, 2009	US$625 12 3/4% Senior Notes	US$625	12 3/4%	US$670	July 15, 2017		Acquisition Holdings Finance S.A. Shares and certain collateral securing Senior Credit Facility

Wind Acquisition Finance S.A.	11 3/4% Senior Notes	€1,250	11 3/4%	€1,250	July 15, 2017	Wind Italy+WIS	Both tranches:

July 13, 2009	11 3/4% Senior Notes	US$2,000	11 3/4%	US$2,000	July 15, 2017	Wind Italy +WIS	Shares in Wind Italy subordinate to Senior Credit Facility

(1)	Interest on the all tranches of the Senior Facility is based on Euribor for loans in Euros and Libor for loans in any other currency. Also interest rate margins may be reduced based on specified improvement in leverage ratios.
(2)	Wind International Services S.p.A. is referred to as “WIS.” WIS was spun off as part of the Wind Italy Spin-off so is no longer a part of Wind Italy. In connection with the Wind Italy Spin-off, WIS was released from its guarantees and share pledges that are shown above as in effect as of December 31, 2010.
(3)	Based on amortization requirements, Wind Italy paid €50 million in May 2011, applied equally to reduce Tranches A1 and A2.
(4)	Note that the issuer is a Luxembourg company with a name similar to the guarantor, which is an Italian company and is the parent company of Wind Italy.

In addition, Wind Italy owed to hedging banks approximately €296.0 million for deferred repayment of the fair value of the derivatives instruments (on termination and close out) which were hedging the Wind Italy obligations that were repaid through the two financings completed in November 2010 (as set out in the table above). The obligation is payable in semi-annual installments and matures in September 2016. The amount outstanding as of December 31, 2010, was approximately €295.0 million.

We may from time to time seek to purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Investing Activities

Our investing activities included payments related to the purchase of equipment, telephone line capacity, buildings and other assets as a part of the ongoing development of our mobile networks and fixed-line business. In 2010, our total payments for purchases of property and equipment, intangible assets, software and other assets were approximately US$1,782.4 million compared to US$932.4 million during 2009 and US$2,444.6 million during 2008. In 2010, we paid US$52.2 million for the acquisition of subsidiaries net of cash acquired, including Closed Joint Stock Company Foratec Communication (“Foratec”), and US$143.6 million to a former Golden Telecom shareholder in connection with a litigation related to the tender offer pursuant to which our company acquired Golden Telecom. In 2009, we did not have any payments in respect of acquisitions, compared to US$4,134.6 million during 2008.

Acquisitions and dispositions

Our significant acquisitions and dispositions during the three years ended December 31, 2010 are summarized below.

On December 21, 2007, two of our subsidiaries and Golden Telecom, a leading provider of fixed-line telecommunications and Internet services in major population centres throughout Russia and other countries in the CIS, signed a definitive merger agreement pursuant to which an indirect wholly owned subsidiary of our company commenced a tender offer on January 18, 2008, to acquire 100.0% of the outstanding shares of Golden Telecom’s common stock at a price of US$105.0 per share in cash. The initial tender offer period and subsequent tender offer period closed on February 26, 2008, with 94.4% of the outstanding shares of Golden Telecom’s common stock being tendered. On February 28, 2008, our indirect wholly owned subsidiary was merged with and into Golden Telecom, and Golden Telecom became our indirect wholly owned subsidiary. The total purchase price for 100.0% of the shares of Golden Telecom was US$4,316.2 million. In connection with the merger, the outstanding and unvested employee stock options and stock appreciation rights relating to Golden Telecom’s common stock were converted into the right to receive US$105.0 in cash, less the exercise price relating to such options, and US$53.8 in cash less the exercise price relating to such rights, respectively. The right to receive such payments continues to vest in accordance with the original vesting schedules for such options and rights respectively.

On June 11, 2008, we increased our share of ownership in Closed Joint Stock Company Cortec (“Corbina telecom”), a 51.0% subsidiary of Golden Telecom, by acquiring the remaining 49.0% from Inure Enterprises Ltd. for US$404.0 million and US$4.2 million of costs related to acquisition. As a result of this acquisition, together with our subsidiary Sovintel, we owned 100.0% of the shares of Corbina telecom. At the end of 2008, we completed the merger of Corbina telecom into Closed Joint Stock Company Investelectrosvyaz (“Investelectrosvyaz”). The step acquisition on June 11, 2008 was recorded under the purchase method of accounting. Our financial results reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, we have assigned US$68.1 million to intangible assets which will be amortized over a weighted average period of approximately 12 years, recording of a deferred tax liability in the amount of US$17.3 million and adjusted minority interest by US$40.4 million. The total fair value of identifiable net assets acquired amounted to US$95.3 million. The excess of the acquisition cost over the fair value of identifiable net assets of Corbina telecom amounted to US$312.9 million and was assigned to Russia fixed reporting unit. On November 24, 2010, Sovintel and Investelectrosvyaz merged with and into OJSC VimpelCom.

On July 8, 2008 VimpelCom and our wholly owned direct subsidiary Ararima Enterprises Limited (Cyprus) (“Ararima”), signed a Joint Venture and Shareholders Agreement (“JVA”), to establish a mobile telecommunications joint venture in Vietnam under the name of GTEL-Mobile Joint Stock Company. The other participants in GTEL-Mobile are Global Telecommunications Corporation (“GTEL”), a Vietnamese state-owned enterprise and GTEL TSC, a subsidiary of GTEL. Subject to the conditions contained in the JVA and in accordance with the Vietnamese investment laws, Ararima received a 40.0% voting and economic interest in GTEL-Mobile in consideration for an equity investment of US$266.7 million that has been paid in full. GTEL-Mobile has received all of the regulatory approvals required under the JVA, including the registration of the GTEL-Mobile’s GSM license and related frequencies. On March 29, 2011, we agreed on a financing plan with the JVA parties, that could result in our group providing investment in total of up to US$500 million through

2013. On April 26, 2011, completed the first stage of the financing plan by paying US$196 million for newly issued shares and thereby increasing our stake in GTEL-Mobile from 40.0% to 49.0%. In connection with the financing plan, the JVA parties have also agreed that we will assume operation management of GTEL-Mobile.

On July 16, 2008, OJSC VimpelCom through Ararima acquired an indirect 90.0% voting and economic interest in the Cambodian company Sotelco Ltd., which holds a GSM 900-1800 license and related frequencies for the territory of Cambodia. The transaction was made through the purchase of 90.0% of Sotelco’s parent company, Atlas Trade Limited (BVI) (“Atlas”), for US$28.0 million from Altimo, a related party of our group. The remaining 10.0% of Atlas is owned by a local partner, a Cambodian entrepreneur. OJSC VimpelCom has also acquired a call option to purchase the 10.0% interest of the local partner. The acquisition of Sotelco was accounted for as an asset purchase of the telecom license through a variable interest entity. On acquisition, we allocated approximately US$41.6 million to license, US$8.3 million to deferred tax liability and US$5.1 million to noncontrolling interest.

On October 23, 2008, we acquired 49.9% of Morefront which owned 100.0% of Euroset, the leading mobile handset retailer and dealer for major mobile network operators in Russia, for total consideration of US$226.0 million. The total consideration reduced to US$201.0 million as the result of a settlement in our litigation with Creative Retail Management Limited, the former shareholder of Morefront. On March 17, 2011 a restructuring of the Euroset group was completed. As a result, we own directly 49.9% of the shares of Euroset Holding N.V., which owns 100.0% of the shares of the Euroset. As part of the restructuring our put and call arrangements, exercisable after three years, with respect to a further 25.0% of Morefront shares were amended to apply to shares of Euroset Holding N.V. This acquisition allowed us to significantly enhance our distribution capabilities.

On July 29, 2010, OJSC VimpelCom acquired 100.0% of the share capital of Foratec, one of the leading alternative fixed-line providers in the Urals region of Russia. The total purchase price was the RUR equivalent of approximately US$37.1 million (based on the Central Bank Exchange rate as of July 29, 2010).

On December 10, 2010, we acquired 59.0% of the shares of Comnidor Holdings Limited (“Comnidor”), a Cyprus company, at a nominal value. On March 24, 2011, Comnidor acquired 100.0% of the shares of LLP 2Day Telecom (“2Day Telecom”), a Kazakhstan entity engaged in the provision of fixed-line telecommunications services. As consideration for the acquisition, on March 24, 2011, we transferred 100.0% of the shares of our wholly owned indirect subsidiary, LLP “SA-Telcom”, a Kazakhstan entity engaged in the provision of fixed-line telecommunications services to Comnidor.

On January 21, 2011 we acquired 100.0% of the share capital of CJSC “ELTEL,” one of the leading alternative fixed-line providers in St. Petersburg. The total value of the transaction amounted to RUR 1,000.0 million (equivalent to approximately US$33.4 million as of January 21, 2011). The excess of the purchase consideration over the fair value of the identifiable net assets of Eltel amounting to US$20.1 million was recorded as goodwill and assigned to the Russia fixed line reportable segment.

On March 9, 2011, we completed acquisition of Millicom Holding Laos B.V. (Netherlands), which holds a 78% interest in Millicom Lao. The remaining 22% of Millicom Lao is owned by the Government of the Lao PDR, as represented by the Ministry of Finance. The purchase price for the acquisition is approximately US$88 million including equity, repayment of debt, repayment of shareholder loan and intra-group indebtedness. The excess of the purchase consideration over the fair value of the identifiable net assets of Millicom Lao amounting to US$74.6 million was recorded as goodwill and assigned to the “All other” reportable segment.

On April 15, 2011, we completed the Wind Telecom Transaction. On October 4, 2010, VimpelCom and Wind Telecom signed an agreement in respect of the Wind Telecom Transaction to combine their respective groups. The agreement provided that at the closing of the transaction, VimpelCom would own, through Wind Telecom, 51.7% of OTH and 100% of Wind Italy. At its meeting on January 16, 2011, our supervisory board approved new terms of the Wind Telecom Transaction, under which shareholders of Wind Telecom would contribute to VimpelCom their shares in Wind Telecom in exchange for consideration consisting of 325,639,827 newly-issued VimpelCom common shares, 305,000,000 newly-issued VimpelCom convertible preferred shares and US$1,495 million in cash. In addition, certain assets would be demerged from the Wind Telecom group and transferred back to Weather, Wind Telecom’s main selling shareholder. On March 17, 2011, the shareholders of VimpelCom Ltd. approved the issuance of common and convertible preferred shares (which have the same rights as the existing convertible preferred shares) to Wind Telecom’s shareholders and the related increase in

VimpelCom Ltd.’s share capital. As a result of the Wind Telecom Transaction on April 15, 2011, VimpelCom Ltd. acquired operations of Wind Telecom in Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and indirect equity shareholding in Canadian operations.

On May 4, 2011, OJSC VimpelCom signed agreements with KT Corporation and Summit Telecom Global Management B.V. (a subsidiary of Sumitomo Corporation) to acquire 99.99% of the shares of NTC, a leading mobile operator in the Primorskiy krai in the Far East super-region of Russia, with the purchase price based on an enterprise value of US$420.0 million. On June 7, 2011, we acquired 89.99% of the shares. We expect to launch a mandatory tender offer under Russian law to acquire 10.00% of the remaining outstanding shares in July 2011. We expect that the mandatory tender offer will be completed in the third quarter of 2011 and it will be followed by a squeeze out under Russian law of the remaining 0.01% of outstanding shares.

Other acquisitions and dispositions

On July 1, 2008, we exercised our option to acquire an additional 25.0% less one share of Limnotex Developments Limited (“Limnotex”), for US$561.8 million. Limnotex is the parent company of KaR-Tel, our operating subsidiary in Kazakhstan. As a result of the exercise, our overall direct and indirect share stake in Limnotex increased from 50.0% plus one share to 75.0%. The acquisition was recorded as step acquisition under the purchase method of accounting. Our financial results reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, we have assigned US$147.7 million to intangible assets which will be amortized over a weighted average period of approximately seven years, recording of a deferred tax liability in the amount of US$42.8 million and adjusted noncontrolling interest by US$153.9 million. The fair value of acquired identifiable net assets amounted to US$99.9 million. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$309.4 million. This amount was recorded as goodwill, was assigned to the Kazakhstan reporting unit and is subject to annual impairment tests. To ensure a path to complete ownership over KaR-Tel, in June 2008, we amended our existing contractual arrangements with Crowell, to include new put and call option arrangements with respect to the remaining 25.0% share in Limnotex held by Crowell. The put option was initially exercisable by Crowell between January 1, 2010 and December 31, 2010, at a price of US$550.0 million in the aggregate. The call option was initially exercisable by OJSC VimpelCom any time between the date of delivery of KaR-Tel’s 2008 audited financial statements and December 31, 2011, at a price determined by a fair value-based pricing mechanism. We were required to exercise the call option in full by December 31, 2011. On May 29, 2009, the terms of the contractual redemption arrangements that had been agreed in June 2008 were further amended such that the put option is now exercisable between January 1, 2013 and December 31, 2013. The call option is now exercisable any time between the date of delivery of KaR-Tel’s 2011 financial statements and three years after that date, and we are required to exercise the call option in full on a date which is after the delivery of KaR-Tel’s 2014 financial statements.

During 2008, we completed several small acquisitions of fixed-line telecommunication operators in different regions of Russia with total consideration of US$32.2 million. The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of the acquired companies amounted to US$21.9 million and adjusted non-controlling interest by US$11.7 million. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$10.3 million. This amount was recorded as goodwill and was mainly assigned to the Russia fixed reporting unit and is subject to annual impairment tests.

On July 30, 2010, we increased our ownership interest in Tacom from 80.0% to 90.0% by acquiring an additional 10.0% ownership interest for US$10.3 million.

During 2010, we completed several immaterial acquisitions of fixed-line providers in Russia.

Other investing activities

On February 13, 2008, we advanced to Crowell a loan in the principal amount of US$350.0 million. The loan agreement was entered into after Crowell acquired the entire issued share capital of Menacrest, which is the parent company of LLC Sky Mobile, or Sky Mobile, a mobile operator in Kyrgyzstan. Crowell granted us two call options over the entire issued share capital of Menacrest. The loan has been recorded in long-term loans receivable and related accrued interest of US$26.7 million has been recorded in other non-current assets.

On October 20, 2010, we exercised one of the call options and acquired 50.1% of the issued share capital of Menacrest. The purchase price was US$150.3 million and was paid by set off against part of the debt of Crowell to our company under the Crowell Loan Agreement.

Future Liquidity and Capital Requirements

Telecommunications service providers require significant amounts of capital to construct networks and attract subscribers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.

Our capital expenditures include purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the noncurrent assets, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures. During 2010, our capital expenditures were approximately US$2,224.4 million compared to approximately US$814.1 million during 2009 and approximately US$2,570.8 million during 2008. The increase in capital expenditure in 2010 compared to 2009 was mainly due to the refocus on operational development in the business units, particularly in Russia. The lower capital expenditure in 2009 compared to 2008 was mainly due to adverse economic conditions and historical traffic trends in response to which our management took a more cautious approach to capital investments and to internal targets for return on capital investments. The decline in 2009 capital expenditures in U.S. dollar reporting currency terms is also linked to the devaluation of the functional currencies of many of our subsidiaries, which made some capital expenditures in functional currencies. Our capital expenditures do not include investments made through acquisition of interests in other entities.

Our management expects our total capital expenditures (excluding acquisitions) in 2011 to be approximately 21% of our 2011 consolidated net operating revenues. We expect that our capital expenditures in 2011 will mainly consist of network roll-out for both 2G and 3G and development of transport networks. In the years ended December 31, 2010, 2009 and 2008, our capital expenditures were 21.2%, 9.4% and 25.4% of our consolidated net operating revenues, respectively. The actual amount of our capital expenditures (excluding acquisitions) for 2011 will depend on market development and our performance.

Our management anticipates that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	cash we currently hold;

•	operating cash flows;

•	export credit agency guaranteed financing;

•	borrowings under bank financings, including credit lines currently available to us;

•	syndicated loan facilities; and

•	debt financings from Russian and international capital markets.

Our management believes that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next twelve months. As of the date of this Annual Report on Form 20-F, we had US$1,313.8 million available to us under existing credit lines. On June 23, 2011, OJSC VimpelCom registered with the Russian Federal Service on the Financial Market documentation required for the potential issuance of Russian ruble-denominated bonds in the Russian domestic markets over a one-year period up to June 23, 2012. This registration is a necessary prerequisite for bonds to be issued, but any sale and purchase of bonds would have to be initiated separately under authority of the registration and to follow the prescribed procedures. The amount and time for sale of any bonds will depend on our funding needs. The maximum authority of the registration covers bonds aggregating up to RUR60.0 billion.

Our management expects positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets. The actual amount of debt financing that we will need to raise will be influenced by our financing needs, the actual pace of traffic growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. For related risks, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial leverage and debt service obligations may materially adversely affect our cash flow” and “—We may not be able to raise additional capital.”

Contractual Obligations

As of December 31, 2010, we had the following contractual obligations, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancellable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements. For information relating to our outstanding indebtedness subsequent to December 31, 2010, see “—Financing Activities” above.

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations(1)
Long-term and short-term debt(2)	5,412.9	1,091.8	1,847.5	873.6	1,600.0
Equipment financing(3)	248.1	70.4	104.5	62.4	10.8
Capital lease obligations(3)	0.3	0.3	—	—	—
Non-cancellable lease obligations	550.4	104.4	153.1	115.9	177.0
Purchase obligations(4)	11.6	4.1	6.5	1.0	—
Other long-term liabilities	—	—	—	—	—
Total	6,223.3	1,271.0	2,111.6	1,052.9	1,787.8

(1)	Debt payments could be accelerated upon violation of debt covenants.
(2)	Long-term and short-term debt includes only principal amounts. For further information on interest rates on our long-term debt, see “—Financing Activities” above. Loans from UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd., respectively) are included under long-term debt.
(3)	Amounts include principal and accrued interest.
(4)	Purchase obligations primarily include our material contractual legal obligations for the future purchase of equipment and services. On March 31, 2011, OJSC VimpelCom and Apple signed an amendment to the agreement to purchase iPhones. Under the amendment, 958,540 iPhone handsets (being the difference between 1,500,000 iPhone handsets per the original agreement and the amount actually purchased by OJSC VimpelCom from Apple through March 31, 2011) should be purchased starting April 1, 2011 and before March 31, 2013, including 435,000 iPhone handsets to be purchased before March 31, 2012. If OJSC VimpelCom does not comply with newly agreed schedule and certain other terms of amendments, then according to the agreement it could become liable for the shortfall in orders of iPhone handsets that existed as of March 31, 2011, less any iPhone units actually purchased by OJSC VimpelCom after this date. The purchase obligations amounts do not include our obligation to purchase iPhones under our agreement with Apple as we are unable to estimate the amount of such obligation. The purchase obligations amounts do not include our obligations to purchase iPhones under our agreement with Apple as we are unable to estimate the amount of such obligations.

Other than the debt obligations described in the above under “—Financing Activities,” we have not had any material changes outside the ordinary course of our business in the specified contractual obligations.

Basis of Presentation of Financial Results

VimpelCom Ltd. maintains its records and prepares its statutory financial statements in accordance with Dutch law and tax legislation. Our subsidiaries outside of the Netherlands record and prepare their statutory financial statements in accordance with local accounting principles and tax legislation and in accordance with U.S. GAAP. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP. They differ from our financial statements issued for statutory purposes. The principal differences relate to:

•	consolidation and accounting for subsidiaries;

•	revenue recognition;

•	recognition of interest expense and other operating expenses;

•	valuation and depreciation of property and equipment;

•	foreign currency translation;

•	deferred income taxes;

•	capitalization and amortization of telephone line capacity;

•	valuation allowances for unrecoverable assets;

•	stock based compensations; and

•	business combinations.

Our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F include the accounts of VimpelCom Ltd. and its consolidated subsidiaries. All inter-company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which we have significant influence. Generally, this represents voting stock ownership of at least 20.0% and not more than 50.0%.

We and our subsidiaries paid taxes computed on income reported for local statutory tax purposes. We based this computation on local statutory tax rules, which differ substantially from U.S. GAAP. Certain items that are capitalized under U.S. GAAP are recognized under local statutory accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under U.S. GAAP are not tax deductible under local legislation. As a consequence, our effective tax charge was different under local tax rules and under U.S. GAAP.

Change from U.S. GAAP to IFRS

We currently anticipate that we will continue to report our 2011 consolidated quarterly financial results under U.S. GAAP, but intend to report our full year 2011 audited financial results under IFRS. We do not expect the adoption of IFRS as issued by the IASB to have a material impact on our results of operations, financial position and cash flows.

Certain Factors Affecting Our Financial Position and Results of Operations

Our financial position and results of operations for the three years ended December 31, 2010 as reflected in our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F have been influenced by the following additional factors:

Inflation

As our biggest market, Russia has experienced periods of high levels of inflation since the early 1990s. In 2006, we introduced a number of Russian ruble-denominated tariff plans, which could expose us to additional inflationary risk. Please also see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Sustained periods of high inflation may materially adversely affect our business.” Inflation affects the purchasing power of our mass market subscribers, as well as corporate clients. For the years ended December 31, 2010, 2009 and 2008, Russia’s inflation rates were 8.8%, 8.8% and 13.3%, respectively. For the years ended December 31, 2010, 2009 and 2008, inflation rates in Ukraine were 9.1%, 12.3% and 22.3%, respectively, in Kazakhstan 7.8%, 6.2% and 9.5%, respectively, in Uzbekistan 12.1%, 7.4% and 7.8%, respectively, in Armenia 9.4%, 3.4% and 5.5%, respectively, in Tajikistan were 13.1%, 5.0% and 11.8%, respectively, in Georgia were 11.2%, 3.0% and 5.5%, respectively and in Cambodia 4.0%, 5.3% and 19.7%, respectively.

Foreign Currency Translation

Our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with ASC—830, Foreign Currency Matters, using the current rate method of currency translation with the U.S. dollar as the reporting currency. The current rate method assumes that assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date; whereas revenues, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. We translate income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in accumulated other comprehensive income, a separate component of equity.

Russia. The national currency of Russia is the Russian ruble. We have determined that the functional currency for Russia is the Russian ruble. As of December 31, 2010, 2009 and 2008, the official Central Bank of Russia Russian ruble-U.S. dollar exchange rates were 30.4769, 30.2442 and 29.3804 Russian rubles per U.S. dollar, respectively. During 2010, the average Russian ruble-U.S. dollar exchange rate was 4.3% higher than the average Russian ruble-U.S. dollar exchange rate during 2009. During 2009, the average Russian ruble-U.S. dollar exchange rate was 27.7% lower than the average Russian ruble-U.S. dollar exchange rate during 2008.

Kazakhstan. The national currency of the Republic of Kazakhstan is the Kazakh tenge. We have determined that the functional currency of our subsidiary in Kazakhstan is the Kazakh tenge, as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. As of December 31, 2010, 2009 and 2008, the official National Bank of Kazakhstan tenge-U.S. dollar exchange rates were 147.50, 148.36 and 120.77 Kazakh tenge per U.S. dollar, respectively. During 2010 the average Kazakh tenge-U.S. dollar exchange rate was 1.7% higher than the average Kazakh tenge-U.S. dollar exchange rate during 2009. During 2009 the average Kazakh tenge-U.S. dollar exchange rate was 22.6% lower than the average Kazakh tenge-U.S. dollar exchange rate during 2008.

Ukraine. The national currency of Ukraine is the Ukrainian hryvnia. We have determined that the functional currency of our subsidiary in Ukraine is the Ukrainian hryvnia, as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. As of December 31, 2010, 2009 and 2008, the official National Bank of Ukraine hryvnia-U.S. dollar exchange rates were 7.962, 7.985 and 7.70 Ukrainian hryvnia per U.S. dollar, respectively. During 2010 the average Ukrainian hryvnia-U.S. dollar exchange rate was 1.7% higher than the average Ukrainian hryvnia-U.S. dollar exchange rate during 2009. During 2009 the average Ukrainian hryvnia-U.S. dollar exchange rate was 47.9% lower than the average hryvnia-U.S. dollar exchange rate during 2008.

Tajikistan. The national currency of Tajikistan is the Tajik somoni. We have determined that the functional currency of our subsidiary in Tajikistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company. The Tajik somoni is not a convertible currency outside Tajikistan.

Uzbekistan. The national currency of Uzbekistan is the Uzbek sum. We have determined that the functional currency of our subsidiary in Uzbekistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company. The Uzbek sum is not a convertible currency outside Uzbekistan.

Armenia. The national currency of Armenia is the Armenian dram. We have determined that the functional currency of our subsidiary in Armenia is the Armenian dram, as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. As of December 31, 2010, 2009 and 2008, the official Central Bank of Armenia Armenian dram-U.S. dollar exchange rates were 363.44, 377.89 and 306.73 Armenian drams per U.S. dollar, respectively. During 2010 the average Armenian dram-U.S. dollar exchange rate was 2.9% lower than the average Armenian dram-U.S. dollar exchange rate during 2009. During 2009 the average Armenian dram-U.S. dollar exchange rate was 18.7% lower than the average Armenian dram-U.S. dollar exchange rate during 2008.

Georgia. The national currency of Georgia is the Georgian lari. We have determined that the functional currency of our subsidiary in Georgia is the Georgian lari, as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. As of December 31, 2010, 2009 and 2008, the official Georgian lari-U.S. dollar exchange rates were 1.7728, 1.6858 and 1.6670 lari per U.S. dollar, respectively. During 2010, the average Georgian lari-U.S. dollar exchange rate was 6.7% lower than the average Georgian lari-U.S. dollar exchange rate during 2009. During

2009, the average Georgian lari-U.S. dollar exchange rate was 12.1% lower than the average Georgian lari-U.S. dollar exchange rate during 2008.

Kyrgyzstan. The national currency of Kyrgyzstan is the Kyrgyz som. We have determined that the functional currency of our subsidiary in Kyrgyzstan is the Kyrgyz som, as it reflects the economic substance of the underlying events and circumstances of the company. The Kyrgyz som is not a convertible currency outside Kyrgyzstan. As of December 31, 2010 the official Kyrgyz som-U.S. dollar exchange rate was 47.10 per U.S. dollar.

Cambodia. We have determined that the functional currency of our subsidiary in Cambodia is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company.

Conversion of foreign currencies that are not convertible outside the applicable country to U.S. dollars or other foreign currency should not be construed as a representation that such currency amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates.

We have implemented a number of risk management activities to minimize currency risk and exposure in certain of the countries in which we operate, as further described in the section of this Annual Report on Form 20-F entitled “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual amounts may differ from these estimates. The following critical accounting policies require significant judgments, assumptions and estimates and should be read in conjunction with our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Revenue Recognition

We earn service revenues for usage of our cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services. Interconnect revenues include revenues from mobile and fixed-line operators that were earned from the services rendered for traffic termination from other operators. Roaming revenues include both revenues from our customers who roam outside of their home country networks and revenues from other wireless carriers for roaming by their customers on our network. Value added services include SMS, data transmission, mobile Internet, MMS, caller number identification, voice mail, call waiting, content downloads and other services. The cost of content revenue relating to value added services is presented net of related costs when the Company acts as an agent of the content providers. Such an assessment sometimes requires judgment however supported by contractual agreement and perception of a customer. Generally, value added services generate additional revenues through monthly subscription fees or increased mobile usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted as customer advances for future services. Prepaid cards might not have expiration dates but are subject to statutory expiration periods, and unused balances are added to service revenue when cards expire. We also use E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenue from Internet services is measured primarily by the time spent by subscribers online using Internet services. Revenue from service contracts is accounted for when the services are provided.

Payments from customers for equipment are not recognized as revenue until installation and testing are completed and accepted by the customer. Domestic Long Distance/International Long Distance, or DLD/ILD, and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. We recognize DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk. Revenues are stated net of value-added tax and sales tax charged to customers.

Our billing cycles’ cut-off times require us to estimate the amount of service revenue earned but not yet billed at the end of each accounting period. We estimate our unbilled service revenue by reviewing the amounts subsequently billed and estimating the amounts relating to the previous accounting period based on the number of days covered by invoices and other relevant factors. Actual service revenues could be greater or lower than the amounts estimated due to the different usage of airtime in different days. We have analyzed the potential differences and believe that historically such differences have not been material. In line with ASC 605-10-S25-3, Revenue Recognition-Overall-SEC Recognition-Delivery and Performance, we defer telecommunications connection fees. Deferred revenues are subsequently recognized over the estimated average customer lives under types of a customer or tariff plans, which provide for payment of connection fees and which are periodically reassessed by us, and such reassessment may impact our future operating results.

Long-lived Assets and Impairments

We state our property and equipment at historical cost. We depreciate our mobile telecommunications equipment, including equipment acquired under capital leases, using the straight-line method over its estimated useful life of five to ten years or the lease term, whichever is shorter. Fixed-line telecommunication equipment is depreciated using the straight-line method over its estimated useful life from three to twelve years. We depreciate our telecommunications mast and constructions suing the straight-line method over their estimated useful life from fifteen to twenty years. We depreciate capitalized leasehold improvement expenses for base station positions using the straight-line method over the estimated useful life of seven years, or the lease term, whichever is shorter. We depreciate buildings using the straight-line method over estimated useful lives from fifteen to thirty years. Electronic exchanges devices are depreciated on a straight-line basis over seven years. Office and measuring equipment, vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from three to ten years.

The actual economic lives may be different than our estimated useful lives, thereby resulting in different carrying value of our property and equipment. Changes in technology, our intended use of property and equipment or issues related to our ability to operate in an area due to licensing problems may cause the estimated useful lives or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of the estimated useful economic lives of our property and equipment. These studies could result in a change in the depreciable lives of our property and equipment and, therefore, our depreciation expense in future periods.

We account for impairment of long-lived assets, except for goodwill, in accordance with the provisions of ASC 360-10, Property, Plant and Equipment – Overall. ASC 360-10 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment tests require estimates in respect of the grouping of long-lived assets. We test long-lived assets for impairment when there are indicators of impairment, such as: significant decrease in the market prices of long lived assets, significant adverse change in the extent or manner in which long-lived assets are being used or in their physical condition, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived assets, including an adverse action or assessment by a regulator, etc. The determination of whether there are impairment indicators requires judgment on our behalf. The use of different assumptions in our estimated future cash flows when determining whether the assets are impaired may result in additional impairment charge.

Goodwill and Intangible Assets

Intangible assets consist primarily of telecommunication licenses, customer relationships, telephone line capacity, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines. These payments are accounted for as intangible assets and are amortized on a straight-line basis usually not exceeding ten year term. Telecommunication licenses are amortized on a straight-line basis within the estimated useful lives determined based on the management estimation of future economic benefits from these licenses very often driven by legal term of a license. Customer relationships are amortized using pattern of consumption of economic benefit associated with them. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations and is not amortized. VimpelCom has acquired identifiable intangible assets through its acquisition of interests in various enterprises.

The cost of acquired entities at the date of acquisition is allocated to identifiable assets and the excess of the total purchase price over the amount assigned to identifiable assets is recorded as goodwill. The actual economic lives of intangible assets may be different than our estimated useful lives, thereby resulting in a different carrying value of our intangible assets with finite lives. In accordance with ASC 350-10, “Goodwill and Other Intangible Assets,” we continue to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. These evaluations could result in a change in the amortizable lives of our intangible assets with finite lives and, therefore, our amortization expense in future periods. Historically, we have had no material changes in estimated useful lives of our intangible assets.

In accordance with ASC 350-10 we test goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include, but are not limited to, a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business or other factors. Goodwill impairment is evaluated using a two-step process. The first step involves a comparison of the estimated fair value of each of our eight geographic reporting units to its carrying amount, including goodwill. In performing the first step, we determine the fair value of a reporting unit in accordance with ASC 820, Fair Value Measurements and Disclosures, using an income approach. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flows results.

Determining fair value based on the income approach is based on the present value of estimated future cash flows from a market participant perspective, discounted at an appropriate risk-adjusted rate. The cash flows employed in the discounted cash flow, or DCF, analyses are based on the most recent views of the medium and long-term outlook for each reporting unit considering market development, penetration and competitive environment in each geographic location and sub sector (fixed line, internet and mobile segments). The discount rates used in the DCF analyses are intended to commensurate with the risks and uncertainty inherent in the respective businesses forecasts. We derive our discount rates by applying the capital asset pricing model (i.e., to estimate the cost of equity financing) and analyzing published rates for industries relevant to its reporting units (including public information about risks premiums, cost of debt as well as debt-to-equity structure).

If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment, if any.

The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess. We did not have an impairment loss in 2010 nor 2009. For details regarding our impairment analysis as well as sensitivity of discount rates and revenue growth percentages, please see Note 10 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Allowance for Doubtful Accounts

The allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, and other relevant factors. Allowances for doubtful accounts receivable are maintained based on historical payment patterns, aging of accounts receivable and actual collection history. We maintain allowances for doubtful accounts for estimated losses from our subscribers’ inability to make payments that they owe us. In order to estimate the appropriate level of this allowance, we analyze historical bad debts and changes in our customer payment patterns. If the financial condition of our subscribers were to deteriorate and to impair their ability to make payments to us, additional allowances might be required in future periods. Changes to allowances may be required if the financial condition of our customers improves or deteriorates or if we adjust our credit standards for new customers, thereby resulting in collection patterns that differ from historical experience.

Valuation Allowance for Deferred Tax Assets

We record valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income, reversals of the various taxable temporary differences and the consideration of any available tax planning strategies. Each of these approaches to estimating future taxable income includes substantial judgment and assumptions related to, among other things, our expected levels of future taxable profits, the timing pattern of reversing future taxable differences and our abilities to actually implement a tax planning strategy. As of December 31, 2010, our deferred tax asset was US$179.2 million net of allowance of US$206.0 million.

Business Combinations

We have entered into certain acquisitions in the past and may make additional acquisitions in the future. Our financial statements are impacted by the manner in which we allocate the purchase price in a business combination, as assets that are considered to be wasting will reduce future operating results, whereas goodwill and certain other intangible assets are of a non- amortizing nature, therefore there is no income statement impact. As part of our purchase price allocation, it is necessary to develop the appropriate purchase price paid, which includes the fair value of securities issued and any contingent consideration. In general, we do not issue securities for our acquisitions. After the purchase price is established, we have to allocate that to the underlying assets acquired and liabilities assumed, therefore assets and liabilities that are not originally reflected in the acquired entity need to be assessed and valued. This process requires significant judgment on our part as to what those assets and liabilities are and how they should be valued. The valuation of the individual assets, in particular intangible assets related to assets such as customer intangibles, brands, etc., require us to make significant assumptions, including, among others, the expected future cash flows, the appropriate interest rate to value those cash flows and expected future customer churn rates. All of these factors, which are generally developed in conjunction with the guidance and input of professional valuation specialists, require judgment and estimates. A change in any of these estimates or judgments could change the amount of the purchase price to be allocated to the particular asset or liability. The resulting change in the purchase price allocation to a non-goodwill asset or liability has a direct impact on the residual amount of the purchase price that cannot be allocated, referred to as “goodwill.”

Stock-based Compensation

We account for stock-based compensation expenses in accordance with the provisions of ASC 718-10, Compensation – Stock Compensation – Overall, under which we calculate and record the cost of equity instruments, such as stock options or stock-appreciation rights, awarded to employees for services received in the income statement. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. The determination of the grant date is based on facts and circumstances which sometimes require judgment, e.g. if an employee was notified about the award and the inception date has already occurred.

The assessment of the fair value of a stock-based compensation award requires us to use a significant amount of judgment as it relates to the variables used in the valuation model. Historically, we have used the Black Scholes option pricing model. The Black Scholes model requires us to estimate the expected volatility, life of the options, risk free rate and our expected dividend yield. Modifications to one or more of these inputs could change the fair value of the option, which in turn would change our reported stock-based compensation expense and our estimated liability to settle these options.

We also have stock-based compensation in the form of cash settled stock appreciation rights. These instruments, which are recorded as liabilities, are remeasured based on the fair value of the instruments on each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the stock-based compensation.

Recent Accounting Pronouncements

Please refer to note 2 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Related Party Transactions

We have entered into transactions with related parties and affiliates. Please see the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

As of June 30, 2011, the members of our supervisory board, management board and other senior management were as follows:

Name(1)	Age	Position

Augie K. Fabela II	45	Chairman of Supervisory Board

Andrei Baranov(3)(6)	42	Director

Mikhail M. Fridman (3)	46	Director

Kjell-Morten Johnsen(2)	43	Director

Dr. Hans-Peter Kohlhammer	64	Director

Leonid R. Novoselskiy	41	Director

Alexey M. Reznikovich(3)	43	Director

Ole Bjørn Sjulstad(2)	49	Director

Jan Edvard Thygesen(2)	60	Director

Alexander V. Izosimov(4)(5)	49	President and Group Chief Executive Officer

Cornelis Hendrik van Dalen(4)	59	Group Chief Financial Officer

Khaled Bichara(4)	39	President and Group Chief Operating Officer

Jeffrey D. McGhie(4)	41	Group General Counsel

Elena A. Shmatova(4)	52	Executive Vice President, Russia Business Unit

Igor V. Lytovchenko(4)	45	Executive Vice President, Ukraine Business Unit

Dmitry G. Kromskiy(4)	49	Head, CIS Business Unit

Ahmed Abou Doma(4)	42	Executive Vice President, Head of Asia and Africa Business Unit

Ossama Bessada(4)	39	Group Executive Vice President, Head of Europe and North America Business Unit

Phillip Tohmé(4)	44	Group Chief Technology Officer

Anja Uitdehaag(4)	49	Group Director Human Resources

(1)	The registered business address of each of the individuals is VimpelCom Ltd., Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands.
(2)	Telenor nominee.
(3)	Altimo nominee.
(4)	Management board member.
(5)	Alexander Izosimov has resigned as President and CEO effective after June 30, 2011. Jo Lunder will take the position of CEO effective July 1, 2011.
(6)	Andrei Baranov was appointed by Altimo to replace Oleg Malis as a member of our supervisory board shortly after Mr. Malis was elected to our supervisory board at the annual general meeting of shareholders held on June 28, 2011.

The current directors on our supervisory board were nominated and elected in accordance with the terms of a shareholders agreement dated as of October 4, 2009 between Telenor, Altimo and the company (hereinafter referred to as the VimpelCom shareholders agreement) and our bye-laws. Pursuant to the VimpelCom shareholders agreement and our bye-laws, Telenor and Altimo each nominated three candidates for election to our supervisory board, with the remaining three candidates being independent from and unaffiliated with either Telenor or Altimo.

On April 15, 2011, Altimo announced that in connection with the closing of the Wind Telecom Transaction, it intended to take measures to trigger the termination of the VimpelCom shareholders agreement. On June 10, 2011, we received a notice from Altimo that it had completed the sale of 123,600,000 convertible preferred shares, which reduced its voting rights in our company to below 25%, and as a result the VimpelCom shareholders agreement will terminate six months following the date of the notice. Immediately upon termination of the VimpelCom shareholders agreement, a new set of corporate bye-laws (Section B of our existing bye-laws) will automatically come into effect, to the exclusion of Section A of our bye-laws, which shall cease to have further effect. Unlike the set of corporate bye-laws currently in effect (Section A of our bye-laws), Section B does not contain preferential shareholder rights for Altimo or Telenor (with the exception of certain transitional provisions applicable for the six-month period following termination of the VimpelCom shareholders agreement). For more information on Altimo’s announcement, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Litigation involving Telenor and Altimo, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects.”

Supervisory Board

Augie K. Fabela II, a co-founder of OJSC VimpelCom, has served as the Chairman of our supervisory board since June 2011. He also serves as chairman of our compensation committee and financial committee and a member of our nominating and corporate governance committee. As a co-founder of OJSC VimpelCom, Mr. Fabela created the Beeline brand and in 1996, led OJSC VimpelCom to become the first Russian company to list its shares on the NYSE. In 2001 and 2002, Mr. Fabela brought both Telenor and Alfa Group into OJSC VimpelCom as strategic shareholders. Mr. Fabela served as Chairman of OJSC VimpelCom until 2003, when he became Chairman Emeritus. From 2003 until June 2011, he served as a strategic advisor to the VimpelCom Group, including most recently on the Wind Telecom acquisition. Mr. Fabela serves as Chairman of Aurora Cord and Cable, a privately-held US defense contractor, FinMark Strategy Partners, a privately-held financial and strategic advisory firm, and GCR Security, a privately-held security firm. In 1987, Mr. Fabela graduated with a Master’s degree in International Policy Studies and a Bachelor’s degree in International Relations from Stanford University.

Andrei Baranov has been a director of our company since June 2011. He also serves as a member of our financial committee. Andrei Baranov is joining Altimo. He has also served as a director at OAO AlfaStrahovanie since 2004 and chairman of its strategy committee since 2010. In addition, Mr. Baranov served in the past as a member of the boards of Volga-Dnepr, Russian Fitness Group, Metinvest, DTEK and other companies. From 2002 until 2009, Mr. Baranov was a managing partner of Princeton Partners Group. From 1999 until 2002, Mr. Baranov worked in the New Jersey office of McKinsey and Co., in 1999 at Merrill Lynch, from 1996 to 1997 at Princeton Consultants and from 1992 to 1996 at International Commodity Traders. Mr. Baranov graduated from the Tajik State University (physics), Moscow Higher School of Commerce (International Business) and University of Pennsylvania Wharton School of Business (MBA).

Mikhail Fridman has been a director of our company since April 2010. Mr. Fridman was a member of the board of directors of OJSC VimpelCom from July 2001 until April 2010. He currently serves as a member of the board of directors of OJSC Alfa-Bank, as well as Chairman of the supervisory board of Alfa Group Consortium, and Chairman of the Board of OJSC TNK—BP. Mr. Fridman also serves as a member of the Supervisory Board of X5 RETAIL GROUP N. V. He is a member of the Public Chamber of the Russian Federation. Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa Eco Telecom (ALTIMO) and CJSC Trade House Perekriostok. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal Metallurgical Works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow State Institute of Steel and Alloys in 1986.

Kjell-Morten Johnsen has been a director of our company since June 2011 and a director of OJSC VimpelCom since June 2007. Mr. Johnsen has been the Chief Executive Officer of Telenor d.o.o. Serbia since March 2009. Before his appointment in Serbia, Mr. Johnsen served as Senior Vice President of Telenor Central & Eastern Europe and Head of Telenor Russia from February 2006. From 2001 to 2006, Mr. Johnsen worked as Vice President of Telenor Networks with responsibility for Telenor ASA’s fixed line activities in Russia and the CIS. From 1996 to 2000, Mr. Johnsen worked with Norsk Hydro, where he held executive positions both as country manager in Ukraine and as manager at the regional headquarters for the CIS, Africa and Latin America, which was based in Paris. Mr. Johnsen served as a member of Golden Telecom, Inc.’s board of directors from December 2003 to February 2008. He is currently President of the board for the Foreign Investors’ Council in Serbia. Mr. Johnsen has a Master’s degree in Business Administration in Strategic Management from the Norwegian School of Economics and Business Administration.

Dr. Hans-Peter Kohlhammer has been a director of our company since April 2010. He also serves as a member of our audit committee and our nominating and corporate governance committee. Dr. Kohlhammer was a member of the OJSC VimpelCom board of directors from June 2008 until April 2010. He was the founder and has been the Chief Executive Officer of KPC Kohlhammer Consulting, Munich, since August 2006. From 2003 to 2006, he was the Chief Executive Officer and Director General of the telecommunications company SITA SC, Geneva. From 2001 to 2003, he was the President and Chief Executive Officer of Grundig AG, Nuremberg. Dr. Kohlhammer has a doctorate degree in Mathematics from Bonn University (PhD).

Leonid Novoselskiy has been a director of our company since April 2010. He also serves as a member of our audit committee and our nominating and corporate governance committee. Mr. Novoselsky was a member of the OJSC VimpelCom board of directors from June 2006 until April 2010. He co-founded the Gradient Group, of which he is currently Director General of OOO “Managing Company “Gradient”, in 1991 and has served in various position for the group since that time. Since September 2008, Mr. Novoselskiy has been a member of the board of directors of OJSC “Protek”, one of the largest pharmaceutical distributors in Russia. Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys in 1993 and in 1999, received a MBA from the Wharton Business School (United States).

Alexey Reznikovich has been a director of our company since April 2010. He also serves as a member of our compensation committee. Mr. Reznikovich was a member of the board of directors of OJSC VimpelCom from May 2002 until April 2010. Mr. Reznikovich has been Chief Executive Officer of LLC Altimo since June 2005 and Chief Executive Officer of Altimo Holdings and Investment since 2006. He has been a director of Alfa Group, Altimo Holdings’s parent company, since 2002, with overall responsibility for business development and management supervision of the group’s assets. Mr. Reznikovich was a director of Golden Telecom from May 2007 until February 2008. Mr. Reznikovich was formerly a director of OJSC VimpelCom, one of Russia’s two largest mobile phone companies. He was also a director of Trading House Smirnov, the Russian drinks company; A1 Group, one of Russia’s leading investment companies; Perekriostok Group, a leading Russian supermarket chain; and Russian Technologies, a venture capital fund concentrating on the development of promising Russian technology. Mr. Reznikovich founded EMAX, a business venture that develops Internet centers in Russia and has been a director of EMAX and of CAFEMAX, an Internet cafe chain, since February 2001. From December 1998 to 2000, Mr. Reznikovich was a partner at McKinsey & Co. Prior to his time at McKinsey, Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld in the United States. He graduated from the Economics Faculty of the Moscow State University and received a MBA from Georgetown University (United States) and INSEAD (France).

Ole Bjørn Sjulstad has been a director of our company since April 2010. He also serves as a member of our financial committee. Mr. Sjulstad was a member of the OJSC VimpelCom board of directors from June 2008 until April 2010. Mr. Sjulstad has served as Senior Vice President of Telenor ASA since 2000. He was Managing Director of Telenor Pte Ltd in Singapore from 2002 until 2004, Senior Vice President of Telenor Mobile Communications from 2004 until 2006 and Senior Vice President for Telenor’s Asia region from 2006 until 2007. Since May 2007, he has served as Senior Vice President for Telenor’s Central & Eastern European operations, and became Head of Telenor, Russia in April 2009. Mr. Sjulstad has also served on the board of directors of Telenor’s affiliates in Thailand and Malaysia and on the board of Grameenphone Limited in Bangladesh from 2002 until 2009. Mr. Sjulstad has degrees in Mechanical Engineering and Business Administration from the Kongsberg International Institute (Ingeniørhøgskole) and has completed the Program for Executive Development at IMD, Lausanne in October 2008.

Jan Edvard Thygesen has been a director of our company since April 2010. He also serves as a member of our compensation committee. Mr. Thygesen has served as an Executive Vice President of Telenor since 1999. Since January 2006, he has served as Executive Vice President and Head of Telenor’s Central & Eastern European operations, Chairman of Telenor East Invest AS and was a member of OJSC VimpelCom’s board of directors from June 2008 until April 2010. Since joining Telenor in 1970, Mr. Thygesen has held various positions, including Chief Executive Officer of Sonofon, Chief Executive Officer of Telenor Nordic Mobile, Executive Vice President of Telenor Mobile AS, Chief Executive Officer of Telenor Invest AS, Executive Vice President of Telenor Bedrift AS and Chief Executive Officer of Telenor Networks AS. He also served as Chief Executive Officer of Esat Digifone, Ireland. He is presently serving as chairman of the boards of directors of Telenor Montenegro and Telenor d.o.o. in Serbia, in addition to serving as a director of the boards of Uninor in India and various other affiliates of Telenor. Mr. Thygesen holds a Master’s of Science degree in Electronics and Telecommunications from the Norwegian Institute of Technology.

Management Board

Alexander V. Izosimov serves as President and Chief Executive Officer of our company until June 30, 2011. He also serves as chairman of the boards of directors of OJSC VimpelCom and of Kyivstar until June 30, 2011. From April 2009 to December 2009, Mr. Izosimov served as Non-Executive President of OJSC VimpelCom, and from October 2003 until April 2009, he served as OJSC VimpelCom’s Chief Executive Officer and General Director. Mr. Izosimov serves on the boards of directors of MTG AB, GSM Association and Fund Dynasty. Prior to joining OJSC VimpelCom, Mr. Izosimov held senior positions with Mars, Inc. in Moscow and McKinsey & Company in Stockholm and London. Mr. Izosimov has a M.S. degree from the Moscow Aviation Institute and an MBA from INSEAD.

Jo Lunder will serve as our Chief Executive Officer, effective July 1, 2011. Mr. Lunder was the chairman of the board of directors and a member of our audit committee from April 2010 until June 2011. He was a member of OJSC VimpelCom’s board of directors from May 2002 until April 2010, and from October 2003 until June 2005, he served as chairman of OJSC VimpelCom’s board of directors. From April 2001 until October 2003, Mr. Lunder served as OJSC VimpelCom’s Chief Executive Officer, and from May 2001 until October 2003, he served as OJSC VimpelCom’s General Director. From September 2000 until April 2001, Mr. Lunder served as OJSC VimpelCom’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as OJSC VimpelCom’s first Deputy Chief Executive Officer and Chief Operating Officer. From September 1999 until April 2000, Mr. Lunder served as OJSC VimpelCom’s Chief Operating Officer. From 1993 until August 1999, Mr. Lunder was employed in various capacities for Telenor and its affiliates, including as Chief Operating Officer of Telenor Mobile. From February 2005 to September 2007, Mr. Lunder served as Chief Executive Officer of Atea ASA, one of Europe’s largest IT-infrastructure companies. Mr. Lunder has served as the Executive Vice President of FERD, one of Norway’s largest privately-owned financial and industrial groups, since September 2007. In addition, Mr. Lunder currently serves as chairman of the board of the Aibel Group Ltd., the second largest Nordic oil and gas services company, chairman of the board of Elopak AS, the world’s third largest liquid carton packaging company, chairman of the board of Swix Sport AS, a global supplier of winter clothing and skiing equipment, chairman of the board of Cigalep AS and of Pelagic Invest AS. Mr. Lunder is also a member of the board of Pronova BioPharma ASA. Mr. Lunder earned a B.A. degree from Oslo Business School and holds a MBA from Henley Management College in England. He has also attended the Management Training Program at the IMD in Switzerland. Mr. Lunder is a Norwegian citizen.

Cornelis Hendrik van Dalen has served as Chief Financial Officer of our company since September 2010. Mr. van Dalen held the position of Chief Financial Officer and was a member of the board of directors of TNT N.V. from 2006 until 2010. From 2000 until 2006, Mr. van Dalen was a member of the Board of Management and Chief Finance Officer of Royal DSM N.V. He received a degree in Economy and Sociology from the Erasmus University in Rotterdam.

Khaled Bichara has served as President and Chief Operating Officer of our company since April 2011. Before joining our company, Mr. Bichara was the Group Chief Executive Officer of OTH. He has been a member of the board of directors of OTH since 2003. Mr. Bichara served as Chief Operating Officer of OTH from April 2009 to April 2011 and as Chief Operating Officer of Wind Italy from July 2007 to March 2009. Mr. Bichara earned a B.S. in Computer Science with a minor in Business Administration from the American University in Cairo, where he is a member of the Advisory Board for the Computer Science and Engineering Department. In June 2005, Mr. Bichara pleaded guilty to a single felony count of making a false statement in an application to the United States Agency for International Development (“USAID”), was fined US$250 and paid a mandatory assessment of US$100. The charge against Mr. Bichara arose from the participation of LINKdotNET in a Commodity Import Program administered by the Egyptian Government and USAID that extends interest free loans to Egyptian businesses for the purchase of U.S. origin products. The loan extended to LINKdotNET was fully collateralized in U.S. dollars and no loss resulted from the transaction. The loan proceeds were used to purchase U.S. origin equipment and no money was diverted by Mr. Bichara for personal use. Both Mr. Bichara and LINKdotNET believed they settled this matter administratively when, in 2003, LINKdotNET fully repaid the Commodity Import Program loan and agreed to a three year debarment from participating in USAID sponsored programs.

Jeffrey D. McGhie has served as General Counsel of our company since August 2010. Mr McGhie held the position of Vice President, General Counsel of OJSC VimpelCom from June 2007 until July 2010, and before that he served as OJSC VimpelCom’s Chief Legal Officer beginning in March 2006. Prior to joining VimpelCom, he held the position of associate in the Moscow office of Akin Gump Strauss Hauer & Feld L.L.P. from September 2002 until December 2004, and counsel from January 2005 until March 2006. From December 1999 until August 2002, Mr. McGhie was an associate at Kirkland & Ellis in Chicago, Illinois. Mr. McGhie graduated with a B.A.in Russian from Brigham Young University in 1995 and received a J.D. magna cum laude and MBA from Indiana University (Bloomington) in 1999.

Elena A. Shmatova has served as General Director of OJSC VimpelCom and Head of our company’s Russia business unit since June 2010. She served at OJSC VimpelCom as Executive Vice President and Chief Financial Officer from October 2005 to June 2010, as Chief Financial Officer from January 2003 to October 2005, as Director of Treasury from March 2002 until January 2003 and as Financial Controller from December 1999 until March 2002. From 1992 until 1999, Ms. Shmatova served as Deputy Finance Director, Finance Director and Vice President of Finance at the Sprint Communications/GlobalOne Group of companies in Russia. Prior to 1992, Ms. Shmatova served as a Financial Director of “Express Mail Service-Garantpost” and was an economist at the Ministry of Telecommunications of the USSR and the Center of International Accounting of the Ministry of Telecommunications of the USSR. Ms. Shmatova received a Bachelor’s degree in economics from the Moscow Telecommunications University and is a qualified expert in Economy and Planning.

Igor Lytovchenko has headed our Ukraine business unit since April 2010. Mr. Lytovchenko was a co-founder and Chief Executive Officer of Kyivstar from November 1997 until April 2010. From 1992 to 1996, he was a director of Private Company LOTOS, Kyiv in Ukraine. Mr. Lytovchenko holds a Master’s degree in History from Kyiv National Taras Shevchenko University of Kyiv, Ukraine and a Ph.D from the A.S. Popov Odessa National Academy of Telecommunications Odessa, Ukraine. He is a corresponding member of the Academy of Communications of Ukraine, member of the International Academy of Communications and a corresponding member of the International Infromatization Academy. He is a member of the Council of Entrepreneurs of Ukraine within the Cabinet of Ministers of Ukraine.

Dmitry G. Kromskiy has served as Head of the CIS business unit of our company since June 2010. He has served as Vice President, CIS Business Development of OJSC VimpelCom since December 2009. Since January 2006, he has been General Director of KaR-Tel. Starting in June 2007, he also served as Executive Director of OJSC VimpelCom responsible for the development of other acquired companies in the CIS. He came to OJSC VimpelCom in 2002 as the Central region director. Mr. Kromsky has also headed several mobile operators in various regions of Russia and, from January 2001 until December 2002, he held the position of Vice President of Operations in the Moscow representative office of the American company MCT Corp. From July 1994 until May 1995 he worked in the Moscow representative office of Samsung Electronics, from May until October 1995 he worked at Telmos company, and from October 1995 until December 2000 he participated in establishing 12 regional mobile AMPS/DAMPS operators as part of Vostok Mobile B.V. Holding. Mr. Kromskiy graduated with a Master’s degree in Automatics & Electronics from the Moscow Institute of Electronic Technology.

Ahmed Abou Doma has served as Group Executive Vice President and Head of the Asia and Africa Business Unit of our company since May 2011. He has also served as Chief Executive Officer of OTH since May 2011. Previously, Mr. Abou Doma served as the Chief Executive Officer in Banglalink, a subsidiary of OTH in Bangladesh, from January 2009 to May 2011. Mr. Abou Doma held the position of Marketing Director in Mobinil, an Egyptian subsidiary of OTH from October 2003 to December 2008. He joined Mobinil in 1998 as a Market Development Manager and from 2000 until 2003, Mr. Abou Doma held the positions of Senior Market Manager for Planning and Development and Senior Manager for Market Strategy and Analysis. Before joining Mobinil, Mr. Abou Doma worked for IBM and Datum IDS. Mr. Abou Doma earned a B.S. in Electronics and Communication Engineering from Cairo University in 1992 and completed the International Executive Program at INSEAD Business School in Singapore and France.

Ossama Bessada has served as Group Executive Vice President, Head of the Europe and North America Business Unit of our company since May 2011. He has also served as Chief Executive Officer of Wind Italy since April 2011. Mr. Bessada served as Chief Operating Officer of Wind Italy from April 2009 to April 2010 and Group Chief Commercial Officer of OTH from July 2006 to April 2009. Prior to this, Mr. Bessada was a Commercial Director of OTH from November 2005 to June 2006 and Group GSM Services Development Director of OTH from 2003 to 2005. Mr. Bessada also served as the Commercial Director of Syriatel from 2001 to 2005 and served as the Marketing Director of Orascom Telecom Algeria, an OTH subsidiary, from 2002 to 2005. Mr. Bessada holds a degree in Telecommunication Engineering and a Master’s degree in Business Administration from the American University in Cairo.

Philip Tohmé has served as Group Chief Technology Officer of our company since May 2011. Since January 2010, Mr. Tohmé served as Chief Technology Officer of OTH. Mr. Tohmé joined Wind Italy and served as Network Director then Chief Technology Officer from 2006 until 2009. Mr. Tohmé served as Chief Operating Officer of Orascom Telecom Algeria from 2003 to 2004 and Technical Director of MobiNil, OTH’s subsidiary in Egypt, from 2000 to 2002. Prior to joining the OTH Group, Mr. Tohmé worked in several technical positions as part of the launch of mobile operators, MobilRom (Romania) from 1977 to 1999 and France Telecom Mobile Lebanon during 1995 and 1996. Mr. Tohmé earned a Bachelor’s degree in Electrical Engineering from the American University of Beirut in 1989 and a Master’s degree in Electrical Engineering from Virginia Polytechnic Institute and State University in 1991.

Anja Uitdehaag has served as Group Director Human Resources of our company since January 2011. Before joining VimpelCom Ltd., Mrs. Uitdehaag served as Manager/Director Human Resources for Philip Morris International in Kazakhstan, Romania, Switzerland, the Caucasus, Ukraine, Indonesia, South Korea and the Netherlands from 1995 to 2010. Ms. Uitdehaag received a degree in Human Resources Management from Rotterdam University.

B. Compensation

We paid our directors and senior managers an aggregate of approximately US$9.9 million for services provided during 2010 and accrued US$6.3 million for contingent or deferred compensation, including US$5.9 million for stock-based compensation awards. We made no payments in 2010 for stock-based compensation awards.

Each of our unaffiliated directors currently receives an annual retainer of €100,000. Each affiliated director receives an annual retainer of €40,000. In addition, each director who serves as head of any of the official committees of our supervisory board receives additional annual compensation of €25,000 per committee headed. Our current chairman of the supervisory board receives a retainer of €600,000 from the date of our June 28, 2011 annual general meeting of shareholders (the “2011 AGM”) until December 31, 2011, such retainer to be automatically extended on a pro-rata basis for any subsequent six-month period during which the chairman continues to serve as chairman. All of our directors are reimbursed for expenses incurred in connection with service as a member of our supervisory board.

Our bye-laws define an “unaffiliated” director as a director who is not an affiliate of a party to the VimpelCom shareholders agreement and who (a) is not and, within three years of any reference date, has not been an employee, officer, director, consultant, agent or greater-than-ten percent shareholder of a party to the VimpelCom shareholders agreement at that time or any subsidiary or affiliate of a party to the VimpelCom shareholders agreement at that time, (b) is not a relative or family member of any person described in (a), and (c) is otherwise independent of each party to the VimpelCom shareholders agreement under the NYSE’s definition of “independence.” An “affiliated” director is any director that does not fall into the category of an unaffiliated director. At the 2011 AGM, our shareholders approved a resolution deeming Mr. Fabela, for all purposes of our bye-laws and for so long as he serves on our supervisory board, to be “unaffiliated” and “independent”, as each term is defined in our bye-laws. Prior to his election to our supervisory board, Mr. Fabela received compensation for consulting services rendered to our company and, therefore, would not have met the definition of “unaffiliated” and “independent” within the meaning of our bye-laws absent such shareholders resolution.

In addition, our directors who are not employees may participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year, with an additional 10,000 phantom ADSs granted to the chairman of the supervisory board and an additional 10,000 phantom ADSs granted to each director for serving as head of any official committee of the supervisory board. The number of phantom ADSs actually granted to each director is determined by the supervisory board. Phantom ADSs do not involve actual ADSs or common shares, and the amount paid to a director upon redemption may not exceed US$3.00 per ADS per year for each one-year term served by the director. Phantom ADSs vest at a rate of 1/12 of the grant amount for every month of service to our company as a director after the grant date. Any vested phantom ADSs may be redeemed for cash only during the first open trading window period to occur after the date the director ceases to serve on the supervisory board; provided, however, that directors who are re-elected to subsequent terms on the supervisory board may also redeem any phantom ADSs related to previous periods of service during any open trading window that occurs while serving their subsequent terms. A director, upon exercise of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

•	the amount that the average sales price of one of our ADSs quoted on the NYSE for the 30-day period immediately prior to the date of exercise, exceeds

•	the average sales price of one of our ADSs quoted on the NYSE for the 30-day period immediately prior to the date preceding the grant date of the phantom ADS;

provided, however, that the amount paid to a director upon redemption may not exceed US$3.00 per ADS per year for each one-year term served by the director.

In 2010, an aggregate of 240,000 phantom ADSs, with an exercise price of US$16.55, were granted to our directors in connection with their service on our supervisory board. In addition, in connection with the completion of the VimpelCom Ltd. Transaction, as of April 21, 2010, all OJSC VimpelCom directors who became members of our supervisory board waived their rights to any outstanding phantom ADSs they held under the OJSC VimpelCom phantom stock program in exchange for substitute phantom ADSs granted under the VimpelCom Ltd. phantom stock program.

Of the total number of phantom ADSs granted in 2010, none were exercised and no payment was made in 2010. As of December 31, 2010, an aggregate of 1,670,000 phantom ADSs were outstanding, 1,430,000 of which were exercisable as of that date and within 60 days after.

Our senior managers are eligible to participate in our stock option plans and stock appreciation rights, or SARs, plan. For more information on our stock option plans and SARs plan, please see “—E. Share Ownership” below.

Pursuant to our bye-laws, we indemnify and hold harmless our directors and senior managers from and against all actions, costs, charges, liabilities, losses, damages and expenses in connection with any act done, concurred in or omitted in the execution of our business, or their duty, or supposed duty, or in their respective offices or trusts, to the extent authorized by law. We may also advance moneys to our directors and officers for costs, charges and expenses incurred by any of them in defending any civil or criminal proceedings. The foregoing indemnity will not apply (and any funds advanced will be required to be repaid) with respect to a director or officer if any allegation of fraud or dishonesty is proved against such director or officer. We have also entered into separate indemnification agreements with our directors and senior managers pursuant to which we have agreed to indemnify each of them within substantially the same scope as provided in the bye-laws.

We have obtained insurance on behalf of our senior managers and directors for liability arising out of their actions in their capacity as a senior manager or director.

We do not have any pension, retirement or similar benefit plans available to our directors or senior managers.

Agreement with CEO

Pursuant to a Share Sale and Purchase Agreement dated as of January 4, 2010 (the “SPA”), Mr. Izosimov had the right to acquire up to 1,050,000 of our common shares (or the ADS equivalent). Pursuant to the SPA, Mr. Izosimov purchased 50,000 of our common shares within ten business days after the closing date of the VimpelCom Ltd. Transaction for a price per share equal to the NYSE closing price of our common ADSs on the business day after the closing date of the VimpelCom Ltd. Transaction. In addition, pursuant to the SPA we agreed to grant up to 1,000,000 additional common shares (or the ADS equivalent) to Mr. Izosimov based on our achieving revenue and performance targets described in the SPA. In connection with Mr. Izosimov’s mutually agreed termination of employment effective after June 30, 2011, Mr. Izosimov and the company have agreed that a cash payment would be made to Mr. Izosimov in lieu of any rights to shares under the SPA and the SPA was terminated.

C. Board Practices

Our company is governed by a supervisory board currently consisting of nine directors, three of whom were nominated by Altimo, three of whom were nominated by Telenor and three of whom are independent and unaffiliated with either Altimo or Telenor. Except for Mr. Baranov, the members of our current supervisory board were elected at the 2011 AGM. Mr. Baranov was appointed by Altimo to replace Oleg Malis as its nominee to the supervisory board shortly after our 2011 AGM. The members of our current supervisory board will serve until the next annual general meeting.

The supervisory board generally delegates management of our company to the CEO and management board, subject to certain material business decisions that are reserved to the supervisory board. The management board consists of the CEO and other senior executives. The CEO has exclusive authority, among other things, to identify, negotiate and propose to the supervisory board M&A transactions and to identify and recommend our senior executives to the supervisory board for the supervisory board’s ratification

We have not entered into any service contracts with any of our current directors providing for benefits upon termination of service. In connection with his election to the supervisory board as an unaffiliated director, Mr. Fabela and the company agreed to suspend the effectiveness of Mr. Fabela’s appointment as chairman emeritus until such time as he ceases to be a director of the company and/or ceases to be deemed an unaffiliated director for purposes of the company’s bye-laws then in effect.

The committees of our supervisory board consist of: an audit committee, a compensation committee, a nominating and corporate governance committee and a financial committee.

Our bye-laws provide that our audit committee is to be composed of three directors, one of whom to be appointed by Alfa Group, one of whom to be appointed by Telenor and one of whom is to be an unaffiliated director. Each member of the audit committee is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. Currently, our audit committee consists of two members. The audit committee is responsible for, among other things, the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors. The current members of our audit committee, Dr. Kohlhammer and Mr. Novoselsky were appointed on June 28, 2011, and are expected to serve until our next annual general meeting.

Our compensation committee comprises three directors, one of whom is appointed by Alfa Group, one of whom is appointed by Telenor and one of whom is an unaffiliated director. The compensation committee is responsible for (a) approving the compensation of the directors, officers and employees of VimpelCom and its subsidiaries, our employee benefit plans, any equity compensation plans of VimpelCom and its subsidiaries, and any contract relating to a director, officer or shareholder of our company or any of our subsidiaries or their respective family members or affiliates; and (b) selecting and nominating CEO candidates. The current members of our compensation committee, Mr. Fabela, Mr. Reznikovich and Mr. Thygesen, were appointed on June 28, 2011, and are expected to serve until our next annual general meeting.

Our nominating and corporate governance committee comprises three unaffiliated directors and is responsible for coordinating the selection process for candidates to become directors and recommending such candidates to the supervisory board. The current members of our nominating and corporate governance committee, Mr. Fabela, Dr. Kohlhammer and Mr. Novoselsky, were appointed on June 28, 2011, and are expected to serve until our next annual general meeting.

Our financial committee comprises three directors, one of whom is appointed by Alfa Group, one of whom is appointed by Telenor and one of whom is an unaffiliated director. The financial committee is responsible for reviewing financial transactions, policies, strategies and the capital structure of VimpelCom and its subsidiaries. The current members of our financial committee, Mr. Baranov, Mr. Fabela and Mr. Sjulstad were appointed on June 28, 2011, and are expected to serve until our next annual general meeting.

D. Employees

As of December 31, 2010, we had approximately 42,025 employees in Russia, the CIS, the Ukraine, Kazakhstan and other countries. Of our 30,059 employees in Russia, we estimate that 110 were in executive and senior managerial positions, 10,683 were in engineering, construction and information technology, 6,177 were in sales, marketing and other commercial operations, 2,163 were in finance, administration and legal, 7,414 were in customer service, 828 were in site acquisitions, regional projects and security, 1,657 were in procurement and logistics and 1,027 were in other support functions.

As of December 31, 2010, we had approximately 4,224 employees in Ukraine. Of these employees, we estimate that 532 were in executive and managerial positions, 830 were in engineering, construction and information technology, 478 were in sales, marketing and other commercial operations, 434 were in finance, administration and legal, 1,473 were in customer service, 212 were in site acquisitions, regional projects and security, 140 were in procurement and 125 were in other support functions.

As of December 31, 2010, we had approximately 1,815 employees in Kazakhstan. Of these employees, we estimate that eight were in executive and managerial positions, 635 were in engineering, construction and information technology, 555 were in sales, marketing and other commercial operations, 190 were in finance, administration and legal, 318 were in customer service, 20 were in site acquisitions, regional projects and security, 49 were in procurement and 48 were in other support functions.

In addition, as of December 31, 2010, we had a total of approximately 5,927 employees in the Netherlands, Uzbekistan, Armenia, Tajikistan, Kyrgyzstan, Georgia and Cambodia.

The following chart sets forth the number of our employees at December 31, 2010, 2009 and 2008:

	At December 31,
	2010	2009	2008
Russia	30,059	27,165	28,146
Kazakhstan	1,815	1,786	2,042
Uzbekistan	1,244	1,277	1,425
Armenia	3,022	3,243	3,519
Ukraine	4,224	2,005	2,667
Tajikistan	390	357	346
Georgia	312	262	234
Kyrgyzstan	583	—	—
Cambodia	359	260	24
Netherlands	17	—	—
Total	42,025	36,355	38,403

We have not experienced any work stoppages and consider relations with our employees to be good.

E. Share Ownership

To our knowledge, as of June 15, 2011, other than Mikhail Fridman, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. To our knowledge, Mr. Fridman has an indirect economic benefit in our shares held for the account of Altimo Coöperatief U.A. and, thus, may be considered under the definition of “beneficial owner” for purposes of SEC Form 20-F only as a beneficial owner of the shares held for account of Altimo Coöperatief U.A. See the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Stock Option Plans

Historically, OJSC VimpelCom maintained a stock option plan, the 2000 Stock Option Plan, under which it granted options to certain of its, and its subsidiaries’, affiliates, officers, employees, directors and consultants to acquire shares of common stock of OJSC VimpelCom. In connection with the completion of the VimpelCom Ltd. Transaction, as of April 21, 2010, the 2000 Stock Option Plan was transferred to VimpelCom Ltd. and options granted under the 2000 Stock Option Plan, as amended, allow grantees to acquire VimpelCom Ltd. common shares upon exercise of the options. Options are granted by VC ESOP N.V., our indirect wholly owned subsidiary. The 2000 Stock Option Plan is administered by a committee appointed by the board of directors of VC ESOP N.V., which committee determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share. The committee appointed to administer the 2000 Stock Option Plan is currently composed of the three directors who currently sit on the compensation committee of our supervisory board.

On April 21, 2010, we adopted the VimpelCom 2010 Stock Option Plan, under which certain of our, and our subsidiaries’, affiliates, officers, employees, directors and consultants are eligible for grants of options to acquire our common shares. Options under the 2010 Stock Option Plan may be granted by VimpelCom Ltd. or our affiliates.

The 2010 Stock Option Plan is administered by the compensation committee of our supervisory board, which committee determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share.

As of December 31, 2010, options to acquire approximately 5,018,915 of our common shares were outstanding under our stock option plans, of which options in respect of approximately 4,078,000 of our common shares were exercisable as of such date. The exercise prices of the options outstanding as of December 31, 2010, ranged from US$8.852 per share to US$27.04 per share. The options granted generally vest at varying rates over a two- or three-year period, subject in some instances to the attainment of performance targets, and vesting periods for certain employees will be accelerated if certain events specified in the stock option plans occur. The options outstanding as of December 31, 2010 are exercisable from dates ranging from the present date to January 2015. If a plan participant ceases to be an employee of our company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will generally have the right to exercise vested options upon the later to occur of (a) the date of expiration of his option agreement and (b) the end of the first open trading window period following the effective date of termination of employment. In case of death or permanent disability of a plan participant, his or her beneficiaries generally will automatically acquire the right to exercise those options that have vested prior to the plan participant’s death or permanent disability for the earlier of (i) 190 days and 90 days in the event of death and permanent disability, respectively, and (ii) December 31, 2015, in the case of options granted under the 2000 Stock Option Plan, and December 31, 2020, in the case of options granted under the 2010 Stock Option Plan. If a plan participant ceases to be an employee for cause, then generally the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

SARs Plan

In 2009, OJSC VimpelCom’s board of directors adopted a SARs plan for its senior managers and employees. The plan is administered by OJSC VimpelCom’s General Director, and OJSC VimpelCom’s board of directors determined the aggregate number of SARs that were granted. A SAR, upon vesting, entitles the holder to receive a cash amount per SAR equal to any excess of the closing market price of the reference security on the exercise date over the exercise price at which the SAR was granted. Prior to completion of the VimpelCom Ltd. Transaction, the SAR under OJSC VimpelCom’s plan were linked to the NYSE price of OJSC VimpelCom’s ADSs; in connection with the completion of the VimpelCom Ltd. Transaction and the delisting of OJSC VimpelCom’s ADSs from the NYSE as of April 21, 2010, however, the SARs plan was amended to link the price of the SARs, upon vesting, to the NYSE closing price of a VimpelCom Ltd. ADS. The exercise prices of the SARs were not changed. The SARs granted under the plan vest over a two-year period, as long as OJSC VimpelCom meets the plan’s performance targets.

In 2010, 71,200 SARs were granted under the plan, 35,600 of which had vested as of December 31, 2010. As of December 31, 2010, 1,590,660 SARs were outstanding, 777,320 of which were exercisable as of that date. In connection with the completion of the VimpelCom Ltd. Transaction, VimpelCom Ltd. has assumed OJSC VimpelCom’s payment obligations under the SARs plan for any OJSC VimpelCom employees who become employees of VimpelCom Ltd.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of VimpelCom as of June 20, 2011 by each person who is known by us to beneficially own 5.0% or more of our common or convertible preferred shares. As of June 20, 2011, we had 1,628,199,135 issued and outstanding common shares and 433,532,000 issued and outstanding convertible preferred shares. None of our major shareholders has different voting rights.

Shareholder	Number of VimpelCom Ltd. Common Shares	Percent of VimpelCom Ltd. Common Shares	Number of VimpelCom Ltd. Preferred Shares	Percent of VimpelCom Ltd. Voting Shares
Telenor East Holding II AS(1)	515,578,840	31.666%	—	25.007%
Altimo Coöperatief U.A.(2)	510,461,800	31.351%	4,932,000	24.998%
Weather Investments II S.à r.l(3)	305,803,396	18.782%	305,000,000	29.626%
Forrielite Limited(4)	—	—	123,600,000	5.995%

(1)	As reported on Schedule 13D, Amendment No. 11, filed on June 3, 2011, by Telenor East Holdings II AS with the SEC, Telenor East Holdings II AS is the direct beneficial owner of 515,578,840 common shares, and Telenor ASA may be deemed to be the beneficial owner of the common shares held by Telenor East Holdings II AS. The common shares held by Telenor East Holding II AS represent 31.666% of our outstanding common shares and 25.007% of our outstanding voting shares.
(2)	As reported on Schedule 13D, Amendment No. 4, filed on June 14, 2011, by Altimo Coöperatief, part of the Alfa Group Consortium, with the SEC, Altimo Coöperatief is the direct beneficial owner of, and Altimo Holdings may be deemed to be the beneficial owner of, 510,461,800 common shares and 4,932,000 convertible preferred shares. The common shares held by Altimo Coöperatief represent 31.351% of our outstanding common shares. The convertible preferred shares held by Altimo Coöperatief represent 1.138% of our outstanding convertible preferred shares and together with the common shares held by Altimo Coöperatief, 24.998% of our outstanding voting shares.
(3)	As reported on Schedule 13D, filed on April 22, 2011, by Weather with the SEC, Weather is the direct beneficial owner of 305,803,396 common shares and 305,000,000 convertible preferred shares. The common shares held by Weather represent 18.782% of our outstanding common shares. The convertible preferred shares held by Weather represent 70.352% of our outstanding preferred shares and together with the common shares held by Weather, 29.626% of our outstanding voting shares.
(4)	As reported on Schedule 13D filed on June 13, 2011, by Forrielite Limited (“Forrielite”) with the SEC, Forrielite is the direct beneficial owner of, and Oleg Kiselev, through his control of Forrielite, may be deemed to be, the beneficial owner of, 123,600,000 convertible preferred shares. The convertible preferred shares held by Forrielite represent 28.510% of our outstanding convertible preferred shares and 5.995% of our outstanding voting shares.

Please see the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—A disposition by our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business” and “—Litigation involving Telenor and Altimo, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects.”

As reported on Schedule 13D, Amendment No. 53, filed on April 23, 2010, on April 21, 2010, Telenor East Invest AS completed the exchange of all of its OJSC VimpelCom shares (comprising 17,254,579 OJSC VimpelCom common shares, of which 1,916,725 shares were represented by OJSC VimpelCom ADSs) for 345,091,580 VimpelCom common ADSs (each representing one of our common shares) pursuant to the terms and conditions of the VimpelCom Ltd. Exchange Offers that were part of the VimpelCom Ltd. Transaction, as described in the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—History and Development.” As of that date, Telenor ASA ceased to beneficially own any shares of common or preferred stock of OJSC VimpelCom. In addition, as reported on Schedule 13D, filed on May 4, 2010, by Telenor with the SEC, on April 21, 2010, immediately upon completion of the VimpelCom Ltd. Exchange Offers, in exchange for shares in Kyivstar held by certain wholly owned subsidiaries of Telenor ASA and their affiliates, 170,487,260 of our common shares were transferred to Telenor Mobile Communications AS, a subsidiary of Telenor ASA. As a result, as reported on Schedule 13D, Amendment No. 1, filed on June 11, 2010, by Telenor ASA with the SEC, Telenor ASA may have been deemed at the time to be the beneficial owner of 39.6% of our outstanding common shares and 36.0% of our outstanding voting shares.

As reported on Schedule 13D, Amendment No. 44, filed on April 28, 2010, by Eco Telecom Limited with the SEC, prior to April 21, 2010, Eco Telecom Limited held 37.0% and 100.0% of OJSC VimpelCom’s outstanding common stock and preferred stock, respectively, and 44.0% of its outstanding voting stock, and Altimo Holdings, CTF Holdings Limited and Crown Finance Foundation (all part of the Alfa Group Consortium) were deemed to be the beneficial owners of the shares of OJSC VimpelCom’s common and preferred stock held for the account of Eco Telecom Limited. According to Amendment No. 44, on April 21, 2010, Eco Telecom Limited completed the exchange of all of its OJSC VimpelCom shares (comprising 18,964,799 OJSC VimpelCom common shares and 6,426,600 OJSC VimpelCom preferred shares) in exchange for 379,295,980 of our common ADSs (each representing one of our common shares) and 128,532,000 of our preferred ADSs (each representing one of our convertible preferred shares) pursuant to the terms and conditions of the VimpelCom Ltd. Exchange Offers that were part of the VimpelCom Ltd. Transaction. In addition, as reported on Schedule 13D, filed on April 30, 2010, by Eco Telecom Limited with the SEC, on April 21, 2010, immediately upon completion of the VimpelCom Ltd. Exchange Offers, Altimo Coöperatief received 131,152,700 of our common shares in exchange for shares in Kyivstar held by other members of the Alfa Group Consortium. As a result of these transfers and other transfers within the Alfa Group Consortium, as reported on Schedule 13D, Amendment No. 1, filed on June 1, 2010, by Eco Telecom Limited with the SEC, Eco Telecom Limited no longer has any beneficial ownership in our securities, and Altimo Coöperatief was at that time the direct beneficial owner of 39.2% of our outstanding common shares and 100.0% of our outstanding convertible preferred shares, together representing 44.7% of our outstanding voting shares.

As part of the Wind Telecom Transaction, as further described in the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends,” our shareholders approved the issuance of up to 325,639,827 of our common shares and of 305,000,000 of our convertible preferred shares and the related increase in our authorized share capital. The new shares have the rights and are subject to the conditions set out in our bye-laws and represent a 20.0% economic interest and a 30.6% voting interest in the enlarged VimpelCom group on a fully diluted basis. As contemplated under the Wind Telecom Transaction and as reported on Schedule 13D, filed on April 22, 2011, by Weather with the SEC, Weather purchased 305,000,000 of our convertible preferred shares and 325,639,827 of our common shares, 3,127,996 of which were immediately transferred to Dosantos Investments S.à r.l. and 16,708,435 of which were immediately transferred to TNT Holding S.à r.l. As a result, immediately following the transfers, Telenor East Holding II AS, Altimo Coöperatief and Weather held approximately 31.7%, 31.4% and 18.8% of our outstanding common shares, respectively, and 25.0%, 31.0% and 29.6% of VimpelCom Ltd.’s outstanding voting shares, respectively.

On June 6, 2011, Altimo announced that it had entered into an agreement to sell 123,600,000 of our convertible preferred shares. On June 10, 2011, we received a notice from Altimo that it had completed the sale of 123,600,000 convertible preferred shares, which reduced its voting rights in our company to below 25.0% and as a result the VimpelCom shareholders agreement will terminate six months following the date of such notice. For more information, please see the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—A disposition by our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business” and “—Litigation involving Telenor and Altimo, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects.” As reported on Schedule 13D filed on June 13, 2011, by Forrielite, Forrielite acquired 123,600,000 of our convertible preferred shares. Pursuant to Forrielite’s 13D, the acquisition was undertaken for investment purposes and Oleg Kiselev, through his control of Forrielite, may be deemed to be the beneficial owner of the 123,600,000 convertible preferred shares (representing approximately 6.0% of our voting shares) acquired by Forrielite.

Based on the holdings of our common shares and information from The Bank of New York, we estimate that as of June 6, 2011, approximately 17.0% of our common shares held in the United States by The Bank of New York, as depositary on behalf of approximately 27,748 holders of our ADSs.

B. Related Party Transactions

Agreements Relating to the VimpelCom Ltd. Transaction

VimpelCom Shareholders Agreement

For information about this agreement, see the section of this Annual Report on Form 20-F entitled “Item 10—Additional Information—C. Material Contracts—VimpelCom Shareholders Agreement.”

VimpelCom Ltd. Registration Rights Agreement

The Registration Rights Agreement between VimpelCom, the Telenor Group companies party thereto and the Altimo Group companies party thereto requires us to use our best efforts to effect a registration under the Securities Act, if requested by one of the shareholders party to the VimpelCom Ltd. Registration Rights Agreement, of our securities held by such party in order to facilitate the sale and distribution of such securities in an underwritten offering.

CTF Holdings Limited Guarantee

CTF Holdings Limited, an affiliate of Storm, has entered into a guarantee dated October 4, 2009 in favor of Kyivstar, Storm and us, pursuant to which CTF Holdings Limited has guaranteed Altimo’s performance of its indemnification obligations in respect of Storm under the VimpelCom Ltd. Share Exchange Agreement. CTF Holdings Limited’s maximum aggregate liability under the guarantee is limited to US$500.0 million. The agreement terminates upon the earlier of (i) agreement by all parties in writing or (ii) the expiration of the fifth anniversary of the closing of the Kyivstar share exchange that followed the VimpelCom Ltd. Transaction (as may be extended in accordance with the terms of the VimpelCom Ltd. Share Exchange Agreement).

Agreements Relating to the Wind Telecom Transaction

Amended and Restated Share Sale and Exchange Agreement

For information about this agreement, see the section of this Annual Report on Form 20-F entitled “Item 10—Additional Information—C. Material Contracts—Amended and Restated Share Sale and Exchange Agreement.”

Interim Control Agreement

OTH, Weather, Wind Telecom and VimpelCom entered into the Interim Control Agreement dated as of April 15, 2011, which contains a plan setting forth the actions that the parties have agreed to take relating to OTH’s interests in MobiNil and ECMS in relation to the MobiNil shareholders agreement and will govern the parties’ rights and obligations relating to OTH’s interests in MobiNil and ECMS. The purpose of the Interim Control Agreement is to ensure that Weather remains in control of the OTH Spin-off Assets at all times prior to completion of the OTH Spin-off. See “Item 4—Information on the Company—Description of the Business of Wind Telecom—The OTH Group—The OTH Spin-off.”

Lock-Up Agreement

Weather and VimpelCom entered into the Lock-Up Agreement dated as of April 15, 2011, pursuant to which Weather agreed not to transfer any of the VimpelCom common shares it receives at completion of the Wind Telecom Transaction for a period of six months following such completion. These restrictions are subject to certain exceptions, including, among others, transfers to controlled affiliates of Weather and related entities, pledges and other customary exceptions. Weather also agreed that for 18 months and such additional period of time as claims remain outstanding under the Amended and Restated Share Sale and Exchange Agreement, the Interim Control Agreement or the Algerian Value Sharing Agreement, Weather will not transfer or pledge any of the shares that are required to be placed in an escrow account pursuant to the Share Escrow Agreement, subject to Weather’s ability to substitute such shares with certain other assets.

Share Escrow Agreement

Weather and VimpelCom entered into the Share Escrow Agreement dated as of April 15, 2011, pursuant to which Weather agreed to deposit 20% of the VimpelCom common shares delivered to Weather at completion of the Wind Telecom Transaction under the Amended and Restated Share Sale and Exchange Agreement in an escrow account maintained by Citibank N.A. as escrow agent. The VimpelCom common shares, or such assets that Weather substitutes for the VimpelCom common shares, subject to VimpelCom’s consent in the case of certain proposed substitute assets, will remain in the escrow account until the escrowed property may be released in accordance with the terms of the Share Escrow Agreement.

Weather Registration Rights Agreement

Weather and VimpelCom entered into the Weather Registration Rights Agreement dated as of April 15, 2011, pursuant to which Weather received certain registration rights similar to those that Altimo and Telenor have under the VimpelCom Ltd. Registration Rights Agreement.

Algerian Value Sharing Agreement

VimpelCom and Weather entered into the Algerian Value Sharing Agreement dated as of April 15, 2011, giving VimpelCom the option, which can be exercised by VimpelCom at any time within six months following completion of the Wind Telecom Transaction, to choose to apply the value sharing arrangement contained therein with Weather with respect to OTH’s shareholding in OTA. This value sharing arrangement would involve cash payments from one party to the other based on certain formulae linked to an agreed implied equity value of VimpelCom’s see through ownership of OTA (Wind Telecom owns 51.7% of OTH which in turn owns 96.8% of OTA) (the “Agreed OTA Equity Value”) under various scenarios. In particular, the arrangement provides for financial losses or gains, with reference to the Agreed OTA Equity Value, arising from the sale of all or part of OTA to the Algerian Government or from the eventual settlement of the disputes between OTA and the Algerian Government to be shared in certain proportions between VimpelCom and Weather. Weather would be responsible for the substantial majority of the financial loss below the Agreed OTA Equity Value and would receive the substantial majority of the financial gain above the Agreed OTA Equity Value.

Alternative Payment Agreement

On April 15, 2011, VimpelCom and Weather entered into an Alternative Payment Agreement. Pursuant to this agreement, Weather may, at its option, satisfy certain payment obligations to our company under the Algerian Value Sharing Agreement through the transfer of our common shares held by Weather.

OTH Separation Agreement

OTH, Weather, Wind Telecom and VimpelCom entered into the OTH Separation Agreement dated as of April 15, 2011, pursuant to which the parties agreed to the allocation of certain assets and for the continuation or separation of certain commercial and operational interdependencies between OTH and the new entity demerged from OTH following the demerger pursuant to the OTH Spin-off.

Wind Separation Agreement

Wind Italy, Weather, Wind Telecom and VimpelCom are parties to the Wind Separation Agreement dated as of April 15, 2011, pursuant to which the parties agreed to the allocation of certain assets and for the continuation or separation of certain commercial and operational interdependencies between Wind Italy and the new entity into which the Wind Italy Spin-Off Assets were contributed pursuant to the spin-off of certain Wind Italy assets. For more information about the spin-off assets, see “Item 4—Information on the Company—Description of the Business of Wind Telecom.”

Certain Agreements with Alfa Group and Telenor

OJSC VimpelCom Registration Rights Agreement

A member of the Alfa Group, Telenor and OJSC VimpelCom entered into a registration rights agreement on May 30, 2001, which provided Alfa Group and Telenor with demand and piggyback registration rights with respect to OJSC VimpelCom’s ADSs and shares of OJSC VimpelCom’s common stock. Pursuant to the terms of the agreement, the rights and obligations of Alfa Group and Telenor, respectively, under the registration rights agreement, other than indemnification rights and obligations, terminated on December 22, 2010.

Kyivstar Shareholders Agreement

On January 30, 2004, Telenor, Storm LLC and Kyivstar entered into a shareholders’ agreement. The shareholders agreement contained, among other things, provisions relating to the election of Kyivstar’s board of directors, the conduct of the board of directors and general shareholders’ meetings, and so called qualified majority provisions which specified the decisions of the board of directors requiring the votes of seven of the nine directors. The shareholders agreement also gave existing shareholders pre-emption rights, rights of first refusal, drag-along and tag-along rights and provided for restrictions on transfers by shareholders. In addition, the shareholders agreement restricted Kyivstar’s ability to enter into certain credit transactions and imposed non-compete restrictions on Kyivstar’s shareholders and their affiliates. The agreement was terminated as of December 22, 2010.

Agreements with Telenor and its Affiliates

Telenor Services Agreements

Since September 2005, OJSC VimpelCom has been a party to a general services agreement with Telenor, under which Telenor renders to OJSC VimpelCom or its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and OJSC VimpelCom. OJSC VimpelCom pays Telenor an annual fee of US$0.5 million for the services. In addition, in the event that Telenor’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days) OJSC VimpelCom must pay to Telenor an additional service fee equal to the U.S. dollar equivalent of 8,000 Norwegian kroner per person for each day of work performed on the engagement. In 2010, OJSC VimpelCom paid Telenor approximately US$0.6 million under this agreement. This agreement expired on December 1, 2010.

On June 19, 2009, Kyivstar entered into an agreement with LLC Miratech Corporation, a Telenor affiliate, regarding the outsourcing of IT professionals to Kyivstar. Payment provisions under this agreement provide for monthly payments in accordance with performed works. Kyivstar made payments to Miratech under this agreement of UAH9,183,218.07 million. This agreement is valid until June 30, 2012.

On October 19, 2009, Kyivstar and Telenor entered into a services agreement pursuant to which Telenor provides assistance to Kyivstar in connection with the preparation of reports and presentations on the following issues: analysis of current spectrum utilization and future requirements; review of spectrum reframing options and possibilities; analysis of potential competitors, competitor 3G bid strategies, 3G license valuation, 3G license auction strategy and 3G equipment tender requirements; and preparation of Kyivstar’s 3G roll-out plan and capital and operating expenditures requirements. The aggregate amount paid by Kyivstar for the services rendered under this agreement was US$1.2 million, including taxes. The agreement expired on January 5, 2010.

Because the NCCR suspended its plans to hold a tender to auction one 3G license, on January 28, 2010, Kyivstar and Telenor entered into a new services agreement pursuant to which Telenor will provide services to Kyivstar in connection with the preparation of the updated (short-term) 3G roll-out plan for 2010 and (long-term) 3G roll-out plan for 2010 to 2022, capital and operating expenditures requirements, analysis of possible competitors’ valuations and competitor 3G bid strategies and Kyivstar’s strategy for a future 3G auctions. The aggregate amount paid by Kyivstar for the services rendered under this agreement was US$1.2 million, including taxes. The agreement expired on June 30, 2010.

On January 28, 2010, Kyivstar and Telenor entered into a services agreement pursuant to which Telenor will provide assistance and services to Kyivstar in connection with the preparation of surveys, reports and systemized information on Kyivstar’s business activities, financial condition and operations. The aggregate amount paid by Kyivstar for the services rendered under this agreement was US$0.8 million, including taxes. The agreement expired on March 15, 2010.

Telenor Commission Agreements

On January 28, 2010, Kyivstar and Telenor entered into two commission agreements pursuant to which Kyivstar agreed to compensate Telenor for expenses borne by Telenor in connection with the services initially rendered to Kyivstar by PricewaterhouseCoopers (Norway) and PricewaterhouseCoopers (Ukraine), pursuant to the relevant services agreements with Telenor. PricewaterhouseCoopers (Norway) provided services related to an efficiency review of Kyivstar’s internal control department, as well as development and implementation of new internal control procedures for Kyivstar. PricewaterhouseCoopers (Ukraine) provided assistance to Kyivstar in connection with the improvement of existing internal control systems, budgeting methodology and financial closure processes. Under these commission agreements, Kyivstar paid Telenor approximately €10,253.0 and US$14,913.0, respectively. In addition, Kyivstar agreed to reimburse Telenor for its expenses incurred in connection with these commission agreements in the amounts of €1,025,292.0 and US$1,491,282.0, respectively. The commission agreements expired on April 30, 2010.

Djuice License Agreement

Kyivstar licenses its ‘djuice’ brand from Djuice AS, a wholly owned Telenor subsidiary, pursuant to a license agreement entered into between Kyivstar and Djuice AS. The license agreement, dated December 5, 2006, which was amended and restated on December 23, 2009, is effective for a period of three years from January 1, 2010 to December 31, 2012 and provides for automatic extension for another year unless either party terminates it in accordance with its terms. The agreement provides for an annual license fee of EUR 150,000 payable to Djuice AS yearly due on June 30 of the respective year. In 2010, Kyivstar paid Djuice AS EUR150,000 under this agreement. Upon the agreement’s termination, Kyivstar must discontinue its use of the ‘djuice’ brand within six months of the termination date.

Agreements with Alfa Group and its Affiliates

AT Consulting Limited Services Agreements

On October 6, 2009, Kyivstar and AT Consulting Limited, an affiliate of Storm, entered into a services agreement pursuant to which AT Consulting Limited provides assistance to Kyivstar in connection with the preparation of reports and presentations on a number of matters including the following: detailed analysis of the mobile market and impact of macroeconomic crisis on market development, corporate strategy 2010-2012 for Kyivstar (summary of the main elements in the strategy plan; analysis of key challenges and opportunities; key strategic ambitions and choices; initiatives and actions; risk management; key financial figures and assumptions), segment oriented strategies for four business segments—mass market, youth, SME, LE, operational plans for marketing functions and marketing development KPI structure, comprehensive network strategy and network capex requirements analysis, IT strategy, fixed business strategy and development options based on roll-out speed and capex constraints, strategic and financial options development, including assessment of associated risk, development of annual risk assessment. The aggregate amount paid by Kyivstar for the services rendered under this agreement was US$1.2 million, including taxes. The agreement terminated on January 5, 2010.

On January 28, 2010, Kyivstar and AT Consulting Limited entered into a services agreement pursuant to which AT Consulting Limited provided services to Kyivstar in connection with the preparation of reports and presentations on the following issues: analysis of the mobile market during 2010, Kyivstar’s updated corporate strategy for 2010 to 2012, segment oriented strategies, fixed business strategy and development options and determination and assessment of risks. The aggregate amount paid by Kyivstar for the services rendered under this agreement was US$1.2 million, including taxes. The agreement terminated on June 30, 2010.

On January 28, 2010, Kyivstar and AT Consulting Limited entered into a services agreement pursuant to which AT Consulting Limited provided services to Kyivstar related to the preparation of reports, surveys and systemized information on structure, business and operations. The aggregate amount paid by Kyivstar for the services rendered under this agreement was US$3.9 million, including taxes. The agreement was terminated on March 15, 2010.

Service Obligation Agreement

In July 2006, OJSC VimpelCom entered into a service obligation agreement with a member of the Alfa Group for the provision of services to OJSC VimpelCom related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel, support of implementation of certain projects, assignment of qualified personnel and other services. The annual fee for the services is the equivalent of US$0.5 million (paid in Russian rubles at a fixed exchange rate of 31.0 Russian rubles per U.S. dollar). The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement. In addition, in the event that the service provider’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days) OJSC VimpelCom must pay to the service provider an additional service fee equal to the U.S. dollar equivalent of 27,000 Russian rubles per person for each day of work performed on the engagement. In 2010, OJSC VimpelCom paid Alfa Group approximately US$2.8 million under this agreement. This agreement expired on December 1, 2010.

We maintain some of our bank accounts at Alfa Bank, which is part of the Alfa Group. From time to time, we also place time deposits with Alfa Bank. According to each entity’s respective Board of Directors’ approval, the established limit on the amount of Kyivstar’s and OJSC VimpelCom’s deposits and cash balances that may be held at Alfa Bank totals 20% of the deposit portfolio for Kyivstar and 20.0% of the OJSC VimpelCom group’s total cash balance for OJSC VimpelCom. As of March 31, 2011, OJSC VimpelCom had balances at Alfa Bank of approximately US$90.5 million in current accounts. As of March 31, 2011, Kyivstar had balances at Alfa Bank of approximately US$78.5 million in current accounts.

OJSC VimpelCom currently has an agreement with Alfa Bank that allows it to send SMSs to our subscribers who also are clients of Alfa Bank. Alfa Bank and other entities within the Alfa Group are corporate clients of OJSC VimpelCom.

In addition, OJSC VimpelCom currently has an agreement with Alfa Bank, which will allow OJSC VimpelCom subscribers to recharge online their OJSC VimpelCom accounts using their bank card. This product was launched in December 2010 and currently no amounts have been paid to Alfa Bank under this agreement.

Alfa Strakhovaniye

Since February 2007, property and equipment and certain construction risks of OJSC VimpelCom and some of its subsidiaries have been covered by an insurance policy from Alfa Strakhovaniye, an Alfa Group subsidiary. Approximately 60.0% of the coverage has been reinsured by Alfa Strakhovaniye with a third party.

In December 2008, OJSC VimpelCom entered into an agreement with Alfa Strakhovaniye PLC for provision of travel insurance to its employees in the amount of up to 21.9 million Russian rubles for the period from January 1, 2009 to February 28, 2011. In December 2008, OJSC VimpelCom entered into a collective insurance agreement with Alfa Strakhovaniye-Life for life insurance in the amount of up to approximately 4.6 million Russian rubles (VAT is not imposed) for the period from January 1, 2009 until February 28, 2011. In December 2008, OJSC VimpelCom entered into a collective insurance agreement with Alfa Strakhovaniye-Life for accidental insurance in the amount of approximately 24.3 million Russian rubles (VAT not imposed) for the period from January 1, 2009 until February 28, 2011.

Agreements with Affiliates of Weather

Agreements Relating to Telephone Operations with the Other Members of the Weather Group

Wind Italy enters into a number of agreements with members of the Weather Group from time to time. These agreements mainly relate to telephone operations, such as interconnection and transport agreements (relating to the costs Wind Italy charges members of the Weather Group for connecting their calls and transporting data on Wind Italy’s network), agreements relating to roaming and line leases. The agreements are on arm’s length terms and their terms vary according to the duration of the agreement and the nature of the services provided thereunder.

In connection with the Wind Italy Spin-off, Wind Italy entered into various commercial and technical agreements with Libero S.r.l. (owner of the Libero portal and ITNET) and WIS. Libero S.r.l and WIS were transferred to Weather as part of the Wind Italy Spin-off. The framework agreements with Libero exchange the provision of administrative and technical support and infrastructure management services by Wind Italy to Libero for advertising services and content from Libero to Wind Italy over the Libero portal. The majority of services are governed by a framework agreement expiring in May 2012, with certain services surviving through May 2015. In regards the Italy-Greece Medcable Marine cable disposed by Wind Italy as part of the Wind Italy Spin-off, there is a 20 year grant by Wind Italy to Libero of access to the ducts and related equipment in Otranto, Italy and a 20 year indefeasible right of use of six couples of optical fibers from Libero to Wind Italy on the Italy-Greece Medcable Marine cable. Wind Italy also is subleasing to Libero properties in Rome, Ivrea, Milan and Pisa in accordance with the pricing and duration set forth in the main lease between Wind Italy and the respective property landlords.

With respect to ITNET, an internet service provider transferred to Weather as part of the Wind Italy Spin-off, Wind Italy has a service agreement in place through November 2012 wherein the parties will continue to exchange services and allocate responsibilities in connection with the management of existing clients. With WIS, a framework agreement is in place providing, inter alia, that until mid-October 2012 certain subsidiaries of Wind Telecom, including Wind Italy, will route at least 75% of their outgoing voice traffic via WIS and coordinate with WIS in the management of their incoming traffic. Pricing under the WIS contract is done based on periodic fair market valuation updates.

Agreements with Associates

Agreements with Firma Kurier

OJSC VimpelCom purchased bill delivery services from its affiliate Firma Kurier in the amount of approximately US$3.8 million in 2010.

Agreements with CSI Loyalty Partners Limited

CSI Loyalty Partners, OJSC VimpelCom’s affiliate, provides subscriber loyalty programs to OJSC VimpelCom, and OJSC VimpelCom paid commissions to CSI Loyalty Partners for these services in the amount of approximately US$6.9 million in 2010.

Agreements with ZAO Rascom

OJSC VimpelCom provided its affiliate ZAO Rascom fixed telecommunication services and maintenance and support services in the amount of approximately US$1.1 million in 2010. Additionally, in 2010, OJSC VimpelCom rented domestic and international channels from ZAO Rascom and paid US$1.1 million for these rentals.

Agreements with Euroset

OJSC VimpelCom has contracts with Euroset, which became an affiliate in October 2008, for services for acquisition of new subscribers and receipt of subscriber’s payments. In total, OJSC VimpelCom paid to Euroset dealer commissions in the amount of approximately US$190.9 million in 2010, and a bonus for sales plan performance in the amount of approximately US$0.5 million in 2010.

Agreements with WIND Mobile

OTH provided financing by way of a secured non-revolving term loan to WIND Mobile, an equity investee of the company following the Wind Telecom Transaction, in connection with the funding of the acquisition of the spectrum licenses and related costs. As of March 31, 2011, the outstanding balance under the financing was approximately US$930.0 million. OTH has entered into an agreement to provide technical services to WIND Mobile until 2018 pursuant to which OTH receives fees amounting to 4% of WIND Mobile’s gross revenue.

Agreement with Augie K. Fabela II

In connection with the election of Augie K. Fabela II to our supervisory board as an unaffiliated director, we and Mr. Fabela entered into a suspension agreement on June 27, 2011. The suspension agreement suspends the effectiveness of a benefits agreement entered into between our company and Mr. Fabela whereby Mr. Fabela was appointed as chairman emeritus and was provided certain benefits and reimbursement of expenses. The suspension agreement provides that the effectiveness of the benefits agreement will automatically resume when Mr. Fabela ceases to be a director of the company and/or ceases to be deemed an unaffiliated director for purposes of the company’s bye-laws then in effect.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and the financial statements referred to therein.

Legal Proceedings

Please see “Item 4—Information on the Company—Legal Proceedings” for information on the legal proceedings our companies are involved in.

Policy on Dividend Distributions

Our board of directors approved our dividend guidelines in April 2011 with effect from June 1, 2011. Barring unforeseen circumstances, the company aims to pay out a significant part of its annual operating free cash flow to its shareholders in the form of dividends. Operating free cash flow is defined as net cash from operating activities minus capital expenditures, and can be derived from the consolidated group financial statements. We aim to pay out at least US$0.80 per share per year for the period 2011-2013 assuming not more than 1,628,000,000 common shares are issued and outstanding. The company will plan to pay the annual dividend in two tranches. The first tranche will be an interim dividend paid during the second half of the year. The second tranche will be the final dividend that will be paid out following the annual results announcement.

The precise amount and timing of dividends for a particular year will be approved by our supervisory board, subject to the following constraints and guidelines:

A. The supervisory board may consider various factors in determining the amount of dividends such as investment opportunities, capital market expectations, debt repayments schedules, desired level of leverage, share repurchase programs and any other factors at the discretion of the supervisory board.

B. All dividend decisions shall be taken assuring that the covenants or other restrictions in agreements to which the company or any subsidiary is a party shall be satisfied and that the company’s operating subsidiaries shall be in compliance with any law restricting the distribution of dividends.

C. The exact amount and timing of any dividend declarations and payments will require, subject to the requirements of applicable law, the affirmative vote of at least five members of the supervisory board.

The financial terms referred to above are derived from and computed on the basis of measurements that appear in our audited annual consolidated U.S. GAAP financial statements. Unless otherwise specified, all financial measurements in this policy shall be calculated based on the financial statements for the year ended prior to the decision being taken. For interim dividends, these financial measurements shall be calculated based on the financial statements for the quarters in the year ended prior to the decision being taken (whether such financial statements are audited or unaudited).

The company’s dividend guidelines will be reviewed annually to ascertain that the company will continue to maintain an efficient capital structure, capable of securing its growth ambitions while honoring its financial commitments on a sustainable basis.

Pursuant to Bermuda law, we are restricted from declaring or paying a dividend if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due, or (b) the realizable value of our assets would as a result of the dividend be less than the aggregate of our liabilities and our issued share capital and share premium accounts. The supervisory board may, subject to our bye-laws and in accordance with Bermuda law, declare a dividend to be paid to the shareholders holding shares entitled to receive dividends, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in shares or other assets, including through the issuance of our shares or other securities, in which case the supervisory board may fix the value for distribution in specie of any assets, shares or securities. We are not required to pay interest on any unpaid dividend. In accordance with our bye-laws, dividends may be declared and paid in proportion to the amount paid up on each share. The holders of common shares are entitled to dividends if the payment of dividends is approved by the supervisory board. The holders of convertible preferred shares are not entitled to receive dividends.

Our company paid approximately US$850.0 million in dividends in 2010 and approximately US$244.0 million in the first half of 2011. We cannot assure you we will continue to pay dividends on our common shares and ADSs in the future and any decision by our company not to pay dividends or to reduce dividend payments in the future could adversely affect the value of our common shares or ADSs. For more information regarding certain risks involved in connection with the recommendation and payment of dividends, please see “Item 10—Additional Information—B. Memorandum and Articles of Association—Dividends and Dividend Rights,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—VimpelCom is a holding company and depends on the performance of its subsidiaries and their ability to make distributions to it” and “—Risks Related to the Ownership of Our ADSs—Various factors may hinder the declaration and payment of dividends.”

B.	Significant Changes

Other than as disclosed in this Annual Report on Form 20-F, there have not been any significant changes since the date of the audited consolidated financial statements included as part of this Annual Report on Form 20-F.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

Price history

The following table sets out, for the periods indicated, the reported high and low market quotations for our ADSs on the NYSE. Each of our ADSs represents one of our common shares.

	Price Range of Our ADSs
Year Ended December 31	High		Low
2010:
Third Quarter	US$	17.56	US$	14.35
Fourth Quarter	US$	16.25	US$	13.96

2011:
First quarter	US$	15.69	US$	13.66

Months
December 2010	US$	15.50	US$	14.23
January 2011	US$	15.69	US$	13.76
February 2011	US$	14.42	US$	13.73
March 2011	US$	14.65	US$	13.66
April 2011	US$	14.57	US$	14.13
May 2011	US$	14.66	US$	13.61

On June 15, 2011, the closing price per ADS on the NYSE was US$13.35.

B.	Plan of Distribution

Not required.

C.	Markets

Our ADSs have been listed and traded since April 16, 2010 on the NYSE under the symbol “VIP.” The NYSE is the principal trading market for the ADSs.

D.	Selling Shareholders

Not required.

E.	Dilution

Not required.

F.	Expenses of the Issue

Not required.

ITEM 10.	Additional Information

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

We describe below the material provisions of our memorandum of association and bye-laws, certain provisions of Bermuda law relating to our organization and operation, and some of the terms of our share rights based on provisions of our memorandum of association and current bye-laws, applicable Bermuda law and certain agreements relating to our shares. Although we believe that we have summarized the material terms of our memorandum of association and bye-laws, Bermuda legal requirements, and our share capital, this summary is not complete and is qualified in its entirety by reference to our memorandum of association and bye-laws, applicable Bermuda law and the agreements relating to our shares. All references to our bye-laws herein, unless otherwise noted, are to our restated bye-laws, which were approved on April 20, 2010 by our shareholders.

The affirmative vote of at least 75.0% of the voting shares present at a shareholders meeting is required to approve amendments to our bye-laws.

General

VimpelCom is an exempted company limited by shares registered under the Companies Act 1981 of Bermuda (“the Companies Act”) on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. Our registration number with the Registrar of Companies in Bermuda is 43271. As set forth in paragraph 6 of our memorandum of association, our company was formed with unrestricted business objects. We are registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations.

Our bye-laws are split into two distinct sets of bye-laws: Section A and Section B. For as long as the VimpelCom shareholders agreement is in effect, the bye-laws contained in Section A, which are described below, will constitute our bye-laws to the exclusion of the bye-laws contained in Section B, which will automatically come into effect if and when the VimpelCom shareholders agreement is terminated in accordance with its terms. On June 6, 2011, Altimo announced that it had entered into an agreement to sell 123,600,000 of our convertible preferred shares. On June 10, 2011, we received a notice from Altimo that it had completed the sale of 123,600,000 convertible preferred shares, which reduced its voting rights in our company to below 25.0% and, as a result, the VimpelCom shareholders agreement will terminate six months following the date of such notice. References to our bye-laws in the following sections of this “Item 10” are to our current Section A bye-laws. For a description of certain of the differences between the Section A and Section B bye-laws, see “—Differences between the Section A Bye-laws and the Section B Bye-laws” below. For more information on the risks related to Altimo’s sale of our shares, please see the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—A disposition by our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business” and “—Litigation involving Telenor and Altimo, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects.”

Issued Share Capital

As of June 20, 2011, our authorized share capital is divided into common shares, par value US$0.001, of which 1,628,199,135 are issued and outstanding and 2,630,639,827 are authorized, and convertible preferred shares, par value US$0.001, of which 433,532,000 are authorized, issued and outstanding and ordinary shares, par value US$0.001, of which none are issued and outstanding and 50,000,000 are authorized.

Subject to our bye-laws and to any shareholders’ resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, our supervisory board has the power to issue any unissued shares on such terms and conditions as it may determine. Further, subject to the provisions of Bermuda law, any of our preferred shares may be issued or converted into shares that (at a determinable date or at our option or the holder’s option) are liable to be redeemed on such terms and in such manner as may be determined by the supervisory board before the issue or conversion.

The company may increase, divide, consolidate, change the currency or denomination of or reduce its share capital with the approval of its shareholders. Subject to Bermuda law and our bye-laws, all or any of the special rights for the time being attached to any class of shares for the time being in issue may be altered or abrogated with the consent in writing of the holders of the issued shares of such class carrying 75.0% or more of all of the votes capable of being cast at the relevant time at a separate general meeting of the holders of the shares of that class, or with the sanction of a resolution passed at a separate general meeting of the holders of shares of that class by a majority of the votes cast. All provisions of our bye-laws relating to general shareholder meetings shall apply to any such separate general meeting, except that the necessary quorum shall be one or more holders present in person or by proxy holding or representing at least 50.0% plus one share of the shares of the relevant class.

We may purchase our own shares for cancellation or acquire them as treasury shares in accordance with Bermuda law on such terms as the supervisory board may determine. As our common shares and convertible preferred shares generally have equal voting rights, we sometimes refer to them collectively as voting shares.

The company may, under its bye-laws, at any time request any person it has cause to believe is interested in the shares of the company to confirm details of shares of the company held by it.

Common shares

The holders of common shares (and holders of common ADSs, each representing one common share) are, subject to our bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares.

Except for treasury shares, each fully paid common share entitles its holder to:

•	participate in shareholder meetings;

•

have one vote on all issues voted upon at a shareholder meeting, except for the purposes of cumulative voting for the election of the supervisory board, in which case each common share shall have the same number of votes as the total number of members to be elected to the supervisory board and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates;

•	receive dividends approved by the supervisory board;

•	in the event of our liquidation, receive a pro rata share of our surplus assets; and

•	exercise any other rights of a common shareholder set forth in our bye-laws and Bermuda law.

Convertible preferred shares

Except for treasury shares, each fully paid convertible preferred share entitles its holder to:

•	participate in shareholder meetings;

•	have one vote on all issues voted upon at a shareholder meeting, except for the purposes of cumulative voting for the election of the supervisory board, in which case each preferred share shall have the same number of votes as the total number of members to be elected to the board of directors and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates;

•	exercise any other rights of a preferred shareholder set forth in our bye-laws and Bermuda law.

The holders of convertible preferred shares are not entitled to receive dividends and are not entitled to any payment in respect of our surplus assets in the event of our liquidation. The holders of convertible preferred shares are, subject to our bye-laws and Bermuda law, entitled to convert their convertible preferred shares, at their option, at any time (a) after the date which is two years and six calendar months after the date of issue of the relevant convertible preferred shares but before the date which is five years after such date of issue and (b) during the period between the date on which a mandatory offer is announced and the final business day such offer is open for acceptance, in each case, in whole or in part, into common shares on the basis of one common share for one convertible preferred share. Upon conversion, the converting shareholder must pay to us a conversion premium per share equal to the greater of (a) the closing mid market price of our common ADSs on the NYSE on the date of the conversion notice, and (b) the 30 day volume weighted average price on the NYSE of our common ADSs on the date of the conversion notice. The holders of convertible preferred shares have the same voting rights as the holders of common shares. Any convertible preferred shares not redeemed five years after their issue will be immediately redeemed by the company at a redemption price of US$0.001 per share.

There are no sinking fund provisions attached to any of our shares. Holders of fully paid common shares or convertible preferred shares have no further liability to the company for capital calls.

Shareholders’ Meetings

Shareholders’ meetings are convened and held in accordance with our bye-laws and Bermuda law. Registered shareholders as of the record date for the shareholder meeting may attend and vote.

Annual general meeting

Our bye-laws provide that our annual general meeting must be held each year at such time and place as the CEO or the supervisory board may determine.

The annual general meeting requires 30 clear days’ prior notice be given to each shareholder entitled to attend and vote at such annual general meeting. The notice must state the date, place and time at which the meeting is to be held, that the election of directors will take place and, as far as practicable, any other business to be conducted at the meeting.

Under Bermuda law, shareholders may, at their own expense (unless the company otherwise resolves), require a company to: (a) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; and (b) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (1) any number of shareholders representing not less than 5.0% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (2) not less than 100 registered shareholders.

A shorter notice period will not invalidate a general meeting if it is approved by either: (a) in the case of an annual general meeting, all shareholders entitled to attend and vote at the meeting, or (b) in the case of a special general meeting, a majority of shareholders having the right to attend and vote at the meeting and together holding not less than 95.0% in nominal value of the shares giving a right to attend and vote at the meeting.

Special general meeting

The CEO or the supervisory board may convene a special general meeting whenever in their judgment such a meeting is necessary. The supervisory board must, on the requisition in writing of shareholders holding not less than 10.0% of our paid up voting share capital, convene a special general meeting. Each special general meeting may be held at such time and place as the CEO or the supervisory board may appoint.

A special general meeting requires 30 clear days’ notice be given to each shareholder entitled to attend and vote at such meeting. The notice must state the date, place and time at which the meeting is to be held and as far as possible any other business to be conducted at the meeting.

Our bye-laws state that notice for all shareholders’ meetings may be given by:

•	delivering such notice to the shareholder in person;

•	sending such notice by letter or courier to the shareholder’s address as stated in the register of shareholders;

•	transmitting such notice by electronic means in accordance with directions given by the shareholder; or

•	accessing such notice on our website.

Postponement or cancellation of general meeting

The supervisory board may postpone or cancel any general meeting called in accordance with the bye-laws (other than a meeting requisitioned by shareholders) provided that notice of postponement or cancellation is given to each shareholder before the time for such meeting.

Quorum

Subject to the Companies Act and our bye-laws, at any general meeting, two or more persons present in person at the start of the meeting and having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50.0% plus one voting share of our total issued voting shares at the relevant time will form a quorum for the transaction of business.

If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place, or to such other day, time or place as the CEO may determine.

Voting Rights

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act.

Subject to Bermuda law and our bye-laws, a resolution may only be put to a vote at a general meeting of any class of shareholders if:

•	it is proposed by or at the direction of the supervisory board;

•	it is proposed at the direction of a court;

•	it is proposed on the requisition in writing of such number of shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Act or our bye-laws; or

•	the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

In addition to those matters required by Bermuda law or the NYSE rules to be approved by a simple majority of shareholders at any general meeting, the following actions require the approval of a simple majority of the votes cast at any general meeting:

•	any consolidation or subdivision of our share capital;

•	appointment of our auditors; and

•	any sale of all or substantially all of our assets.

Any question proposed for the consideration of the shareholders at any general meeting may be decided by the affirmative votes of a simple majority of the votes cast, except for:

•

whitewash procedure for mandatory offers, which requires the affirmative vote of a majority of the shareholders voting in person or by proxy at a general meeting, excluding the vote of the shareholder or shareholders in question and their affiliates;

•

approval of any resolution proposed pursuant to a shareholder requisition concerning the supervisory board, directors and senior executives, management board or amendment of our bye-laws and not authorized or recommended by the supervisory board will require to be passed by shareholders representing not less than 66.66% of the total voting rights of the shareholders who vote in person or by proxy;

•	voting for directors, which requires directors to be elected by cumulative voting at each annual general meeting;

•

voting at special election general meetings, which under certain circumstances requires the unaffiliated director who receives the highest number of affirmative votes from the shareholders voting in person or by proxy at a special election general meeting to be appointed to the compensation committee;

•

fundamental transactions involving VimpelCom Ltd., which require a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;

•	M&A transactions, the voting requirements for which are described below;

•

changes to our bye-laws, which require a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;

•

loans to any director, which require a resolution to be passed by shareholders representing not less than 90.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution; and

•

the discontinuation of VimpelCom Ltd. to a jurisdiction outside Bermuda, which will require a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution.

Our bye-laws require voting on any resolution at any meeting of the shareholders to be conducted by way of a poll vote. Except where cumulative voting is required, each person present and entitled to vote at a meeting of the shareholders shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot or, in the case of a general meeting at which one or more shareholders are present by electronic means, in such manner as the chairman of the meeting may direct. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Voting rights of common shares

The holders of common shares, subject to the provisions of our bye-laws, are entitled to one vote per common share, voting together with the convertible preferred shares as a single class, except where cumulative voting applies when electing directors.

Voting rights of convertible preferred shares

The holders of convertible preferred shares, subject to the provisions of our bye-laws, are entitled to one vote per convertible preferred share, voting together with the common shares as a single class, except where cumulative voting applies when electing directors.

Foreign Shareholders

There are no requirements or restrictions with respect to foreign ownership of our shares.

Supervisory Board and Management Board

We are governed by a supervisory board, which generally delegates our management to the CEO and management board. The management board consists of the CEO and other senior executives. The CEO has exclusive authority, among other things, to identify, negotiate and propose to the supervisory board M&A transactions and identify and recommend our senior executives to the supervisory board for the supervisory board’s ratification.

The supervisory board consists of nine members, three of whom are currently nominated by Alfa Group, three of whom are currently nominated by Telenor, and three of whom are independent from and unaffiliated with either Alfa Group or Telenor.

All directors are elected by our shareholders through cumulative voting. Each voting share confers on its holder a number of votes equal to the number of directors to be elected. The holder may cast those votes for candidates in any proportion, including casting all votes for one candidate.

The presence at any supervisory board meeting of at least six directors is necessary to constitute a quorum. The affirmative vote of any five directors is necessary to approve any matter submitted to the supervisory board, except for the issuance of new shares or convertible securities in an aggregate amount exceeding 10.0% of our then-currently outstanding shares, the approval of the headquarters budget (except in a deadlock situation), the appointment and removal of our CEO, any amendment to the charter of any committee of the supervisory board, and the approval of certain M&A transactions, each of which will generally require the approval of at least six directors. The approval of M&A transactions in certain situations also requires the affirmative approval of our shareholders, as further discussed below under “—Approval of M&A Transactions.”

Under our bye-laws, the amount of any fees or other remuneration payable to directors is determined by the supervisory board upon the recommendation of the compensation committee. We may repay to any director such reasonable costs and expenses as he may incur in the performance of his duties.

The supervisory board has the power to borrow on the company’s behalf and delegates that authority to the management board, subject to the restrictions set forth in our bye-laws.

There is no requirement for the members of our supervisory board to own shares. A director who is not a shareholder will nevertheless be entitled to attend and speak at general meetings and at any separate meeting of the holders of any class of shares.

Neither Bermuda law nor our bye-laws establish any mandatory retirement age for our directors or executive officers.

Dividends and Dividend Rights

Pursuant to Bermuda law, we are restricted from declaring or paying a dividend if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due, or (b) the realizable value of our assets would as a result of the dividend be less than the aggregate of our liabilities.

The supervisory board may, subject to our bye-laws and in accordance with Bermuda law, declare a dividend to be paid to the shareholders holding shares entitled to receive dividends, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in shares or other assets, including through the issuance of our shares or other securities, in which case the supervisory board may fix the value for distribution in specie of any assets, shares or securities. We are not required to pay interest on any unpaid dividend.

In accordance with our bye-laws, dividends may be declared and paid in proportion to the amount paid up on each share. The holders of common shares are entitled to dividends if the payment of dividends is approved by the supervisory board. The holders of convertible preferred shares are not entitled to receive dividends.

Dividends unclaimed for a period of six years from the date of payment may be forfeited.

Preemptive Rights and Certain Anti-Takeover Protections

Our bye-laws and Bermuda law do not provide for pre-emptive rights of shareholders in respect of new shares issued by us. The VimpelCom shareholders agreement grants pre-emptive rights to the Alfa Group and Telenor entities that are parties to that agreement with respect to certain newly issued shares of VimpelCom.

There is no statutory regulation of the conduct of takeover offers and transactions under Bermuda law. However, our bye-laws provide that any person who, individually or together with any of its affiliates or any other members of a group, acquires beneficial ownership of any common shares or convertible preferred shares which, taken together with common shares and/or convertible preferred shares already beneficially owned by it or any of its affiliates or its group, in any manner, carry 50.0% or more of the voting rights of our outstanding voting shares, must, within 30 days of acquiring such shares, make a general offer to all holders of common shares (including any common shares issued on the conversion of convertible preferred shares during the offer period) and convertible preferred shares to purchase their shares.

Transfer Restrictions and M&A Transactions

Transfers

Under our bye-laws, shareholders are generally free to transfer their shares, subject to certain restrictions set out in the bye-laws.

Subject to the exceptions described below under “—Exceptions,” any of our shareholders who is or becomes a party to the VimpelCom shareholders agreement, including the Alfa Group and Telenor (each referred to herein as a “Significant Shareholder”), may not transfer any of our shares during a five-year period ending on April 21, 2015.

Standstill

During this five-year period, if there occurs a transfer of our shares by Alfa Group or any Telenor party such that their respective ownership in VimpelCom would decrease to less than the percentage of our outstanding shares owned by them immediately after the closing date of the VimpelCom Ltd. Transaction, then, on one occasion only during that period, Alfa Group and Telenor (as applicable) may acquire such number of shares as would result in their respective ownership of our shares being equal to or less than the percentage of our outstanding shares owned immediately after the closing date of the VimpelCom Ltd. Transaction. Each Significant Shareholder also has agreed not to exceed a 45.0% ownership interest in our shares under any circumstances during such five-year period.

If we approve an issuance of common shares to a Significant Shareholder or any of its affiliates (an “Equity-Receiving Party”) as consideration for a Related M&A Transaction, as described below under “—Approval of M&A Transactions,” the other unaffiliated Significant Shareholders (the “Equity-Purchasing Party”) will have the right to purchase from the Equity-Receiving Party such number of common shares as will bring the ratio of shares owned by the Equity-Receiving Party to shares owned by the Equity-Purchasing Party to the same ratio that existed immediately prior to the completion of the Related M&A Transaction. Any common shares issued in connection with a Related M&A Transaction must be structured so that the percentage ownership of our shares of the Equity-Receiving Party or the Equity-Purchasing Party remains at 45.0% or below. The purchase price per such share must be equal to the price per common share at which our common shares are issued to the Equity-Receiving Party in the Related M&A Transaction. Any consideration received by the Equity-Receiving Party or Equity-Purchasing Party must be paid partly in-kind and partly in cash to the extent necessary to keep the Equity-Receiving Party or Equity-Purchasing Party’s percentage ownership interest, as applicable, below or equal to 45.0%. The purchase of such common shares and payment must be completed simultaneously with the completion of the Related M&A Transaction.

If at any time either Alfa Group or Telenor beneficially own less than 25.0% of our outstanding voting shares, then such Significant Shareholder must not, until the first anniversary of the date on which it has ceased to beneficially own at least 25.0%, take any action to acquire any of our shares, subject to certain exceptions, and the standstill restrictions will no longer apply to the shareholder owning greater than 25.0%. In addition, the VimpelCom shareholders agreement provides that the Significant Shareholders may, subject to certain transfer restrictions, reduce their respective ownership of our shares.

Approval of M&A Transactions

The VimpelCom shareholders agreement and the bye-laws divide the approval of an acquisition, purchase or merger transaction involving us or any of our subsidiaries, (an “M&A Transaction”), into two categories: “Related M&A Transactions” and “Unrelated M&A Transactions”. A “Related M&A Transaction” is a transaction where a Significant Shareholder has any direct or indirect equity interest in the target company, other than an equity interest with a fair market value of less than US$25.0 million and that represents less than 5.0% of the target company’s outstanding equity interest. All other M&A Transactions are “Unrelated M&A Transactions.”

Our CEO recommends M&A Transactions to our supervisory board. Related M&A Transactions require the approval of at least six directors. Unrelated M&A Transactions require the approval of at least five directors. If fewer than five directors vote to approve an Unrelated M&A Transaction, and if fewer than five directors vote against the approval of an Unrelated M&A Transaction, then:

•	where the target company has a value below US$200.0 million, the Unrelated M&A Transaction will not proceed, or

•

where the target company has a value of US$200.0 million or more, the Unrelated M&A Transaction will be sent to our shareholders for their approval unless five or more directors vote against sending such proposal to our shareholders.

If an M&A Transaction requires our shareholders’ approval at a general shareholders meeting, then, depending on the value of the target company, the following quorum requirements and voting thresholds will apply:

•

if the value of the target company is greater than US$200.0 million but less than US$500.0 million, then for such M&A Transaction to be approved: (i) the holders of a simple majority of the shares participating in the vote at the general meeting must vote to approve such M&A Transaction, (ii) the holders of a simple majority of the outstanding shares held by independent shareholders (which means any shareholder except Telenor and Alfa Group) participating in such vote must vote to approve the M&A Transaction, and (iii) independent shareholders holding at least 25.0% of all outstanding shares must participate in the vote; and

•

if the value of the target company is US$500.0 million or greater, then for such M&A Transaction to be approved: (i) the holders of a simple majority of the shares participating in the vote at the general meeting must vote to approve such M&A Transaction, and (ii) independent shareholders holding at least 25.0% of all outstanding shares must participate in the vote.

If there is no quorum at the general meeting at which the Unrelated M&A Transaction is to be considered and, as a consequence, the Unrelated M&A Transaction is not approved, then the general meeting will be adjourned and a second general meeting must be reconvened within 15 days.

Right of first offer

Subject to the terms of and exceptions in the VimpelCom shareholders agreement, described below under “—Exceptions,” any Significant Shareholder may transfer its shares to a person from whom such Significant Shareholder receives a bona fide offer. The selling Significant Shareholder shall notify the current Significant Shareholders of its wish to transfer any or all of its shares, setting out the number and class of shares that it wishes to transfer. The other Significant Shareholders will then each have the right, exercisable within 30 days of receiving such notice, to make a cash offer to purchase all of the shares offered for sale.

The selling Significant Shareholder has the right to accept or reject any offers from the other Significant Shareholders. If the selling Significant Shareholder accepts an offer from the current Significant Shareholders, the share purchase must take place in accordance with the terms of the offer. If the selling Significant Shareholder rejects any such offers, then the selling Significant Shareholder may, subject to the VimpelCom shareholders agreement, sell its shares to any third party purchaser at a price that is at least 2.0% higher than the maximum offer received from any of the current Significant Shareholders.

If the current Significant Shareholders elect not to exercise their right of first offer, the selling Significant Shareholder may, subject to the VimpelCom shareholders agreement transfer all of the offered shares to any third-party purchaser. There are no rights of first offer for our shareholders who are not party to the VimpelCom shareholders agreement.

Tag along rights

Subject to the terms of and exceptions in the VimpelCom shareholders agreement, described below under “—Exceptions,” if a selling Significant Shareholder receives a bona fide offer to transfer its shares and such Significant Shareholder wishes to accept such offer, the selling Significant Shareholder must disclose to the other Significant Shareholders information concerning the identity of the offeror, the purchase price per share in cash and the terms and conditions of the proposed offer, and the other Significant Shareholders will each have the right to transfer all or part of their shares to the offeror pro rata with the selling Significant Shareholder. Any other Significant Shareholder wishing to exercise its right to participate in the proposed transfer must provide the selling Significant Shareholder with a notice indicating the number of shares to be included in the proposed transfer and price per share that such Significant Shareholder is willing to accept for its shares, which will be equal to the price to be paid by the offeror to the selling Significant Shareholder.

If the selling Significant Shareholder wishes to accept such an offer to transfer its shares, it is required to cause the purchaser to offer to purchase the shares that the other Significant Shareholders wish to transfer or, if the purchaser is unwilling or unable to do so, the selling Significant Shareholder must either cancel the proposed transfer or allocate the maximum number of shares the purchaser is willing to purchase pro rata between the Selling Party and the other Significant Shareholders wishing to transfer their shares. There are no tag along rights applicable to our shareholders who are not party to the VimpelCom shareholders agreement.

Exceptions

The transfer restrictions, right of first offer and the tag along rights do not apply to any transfer in respect of:

•

the transfer by a Significant Shareholder to (a) any affiliate in which such Significant Shareholder owns or controls more than 66.0% of the voting securities or (b) any other person who owns or controls more than 66.0% of the voting securities of such Significant Shareholder;

•	any non-directed sale effected through a secondary offering or other transaction on the NYSE or another stock exchange; or

•	block trades of shares to any person who is not a Strategic Buyer (as defined below) within a consecutive 12-month period in an aggregate amount equal to or less than 12.0% of our outstanding shares.

The VimpelCom shareholders agreement defines a “Strategic Buyer” as (a) any person with annual revenues exceeding US$1,000.0 million that are derived from being a licensed or registered provider of telecommunications services, (b) any controlling affiliate or controlled affiliate of any such person, or (c) any other person who beneficially owns at least 25.0% of the outstanding equity or voting interests in such person.

In addition, Alfa Group may, subject to the satisfaction of certain conditions, transfer up to 28.751% of the aggregate number of their shares in VimpelCom to Altimo’s minority shareholders without application of the transfer restrictions provided in the VimpelCom shareholders agreement.

Interested Party Transactions

The supervisory board has the right to approve transactions with interested parties, subject to Bermuda law. Prior to voting by the supervisory board on such transaction, all interests must be fully disclosed to the supervisory board prior to any discussion of or voting on the matter. The interested director may participate in the discussion and vote on such a transaction, unless otherwise restricted by applicable law.

Liquidation Rights

If VimpelCom is wound up, the liquidator may, with the sanction of a resolution of the shareholders, divide among the shareholders in specie or in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may, with the same sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator thinks fit, but so that no shareholder may be compelled to accept any shares or other securities or assets on which there is any liability.

The holders of common shares, in the event of our winding-up or dissolution, are entitled to our surplus assets in respect of their holdings of common shares, pari passu and pro rata to the number of common shares held by each of them. The holders of convertible preferred shares, in the event of our winding-up or dissolution, are not entitled to any payment or distribution in respect of our surplus assets.

Share Registration, Transfers and Settlement

All of our issued shares are registered. The register of members of a company is generally open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Differences between the Section A Bye-laws and the Section B Bye-laws

The following summary lists the material differences between the bye-laws contained in Section A and the bye-laws contained in Section B. This summary is not meant to be an exhaustive list of the differences between the bye-laws in Section A and Section B, nor does it purport to be a complete statement of the provisions of our restated bye-laws or a detailed description of the provisions discussed.

•

Pre-Emptive Rights. Under the bye-laws contained in Section B, no shareholder will have pre-emptive rights. The pre-emptive rights of the Significant Shareholders under the VimpelCom shareholders agreement will no longer apply.

•

Quorum Requirements. Under the bye-laws contained in Section B, the quorum for a separate general meeting of any class of shareholders is one or more members present in person or by proxy holding or representing at least 33.33% of the shares of the relevant class. Under the bye-laws contained in Section A, the quorum for a separate general meeting of any class of shareholders is one or more members present in person or by proxy holding or representing at least 50.0% plus one share of the shares of the relevant class.

•

Composition of Supervisory Board. For a period of six months after the bye-laws contained in Section B take effect, the supervisory board will consist of nine directors. Thereafter, the supervisory board will consist of at least seven and no more than thirteen directors, as determined by the supervisory board and subject to approval by a majority of the shareholders voting in person or by proxy at a general meeting. For a description of the composition of the supervisory board under the bye-laws contained in Section A, see “—Supervisory Board and Management Board.”

•

Supervisory Board Meetings. For a period of six months after the bye-laws contained in Section B take effect, the presence at any supervisory board meeting of at least six directors is necessary to constitute a quorum and, if such meeting is adjourned for lack of a quorum and six directors are not present at the adjourned meeting, the presence of at least five directors at such adjourned meeting is sufficient to constitute a quorum. Thereafter, the presence at any supervisory board meeting of at least two-thirds of the directors is necessary to constitute a quorum. For a description of the provisions relating to supervisory board meetings under the bye-laws contained in Section A, see “—Supervisory Board Meetings.”

•	Election of Directors. For a period of six months after the bye-laws contained in Section B take effect, if there is a vacancy on the supervisory board in respect of a director who was nominated by a “Nominating Shareholder” (as defined in the bye-laws) and, at the time of such vacancy, such Nominating Shareholder remains a shareholder, the relevant shareholders will be permitted to appoint a replacement director to fill the vacancy. Thereafter, if there is a vacancy in respect of two or more directors, the supervisory board is required to convene a special general meeting to re-elect the supervisory board within three months of the date on which the second vacancy occurred (unless that date is within three months of the next annual general meeting). For a description of the election of directors under the bye-laws contained in Section A, see “—Nomination of Directors.”

•

Removal of Directors. For a period of six months after the bye-laws contained in Section B take effect, the shareholders may remove a director from the supervisory board with the approval of at least 66.66% of the total voting rights of the shareholders who vote in person or by proxy at a special general meeting and, thereafter, with the approval of a simple majority of the total voting rights of the shareholders who vote in person or by proxy at a special general meeting. Under the bye-laws contained in Section A, a Nominating Shareholder may remove its nominated directors by written notice to us and unaffiliated directors may be removed by a resolution of the supervisory board approved by three directors nominated by each of the Nominating Shareholders.

•

Appointment of Replacement Directors. Under the bye-laws contained in Section B, if a director is removed from the supervisory board, the shareholders may only fill the vacancy at the special general meeting at which the applicable director is removed if one or more shareholders holding the number of shares prescribed by the Companies Act submits a written proposal to nominate at least one replacement director candidate at least five clear days before such special general meeting; in the absence of such an election or appointment, the supervisory board may fill the vacancy. Under the bye-laws contained in Section A, a Nominating Shareholder may appoint a replacement director if a vacancy on the supervisory board occurs in respect of a director appointed by such shareholders and, if the office of an unaffiliated director is vacated, the supervisory board may, with the assistance of a search consultant and the affirmative vote of at least three of the directors nominated by each of the Nominating Shareholders, appoint a replacement director.

•

Appointment of the CEO. Under the bye-laws contained in Section B, the CEO will be selected by the supervisory board. For a period of six months after the bye-laws contained in Section B take effect, in the absence of approval by a simple majority of the supervisory board, any proposal properly requisitioned by the shareholders to appoint a CEO requires a resolution passed by not less than 66.66% of the total voting rights of the shareholders who vote in person or by proxy on such resolution. For a description of the CEO appointment process under the bye-laws contained in Section A, see “—Appointment of the CEO.”

•

Committees. The bye-laws contained in Section B require us to have a nominating committee (which does not have to include an unaffiliated director, as required under the bye-laws contained in Section A), an audit committee (which does not have to comprise three directors, as required under the bye-laws contained in Section A) and a compensation committee (which does not have to comprise three directors, as required under the bye-laws contained in Section A).

•

M&A Transactions. Our entry into M&A transactions under the bye-laws contained in Section B requires approval of the supervisory board and, as further described below, shareholder approval. For a period of six months after the bye-laws contained in Section B take effect, in the absence of approval by a simple majority of the supervisory board, any proposal properly requisitioned by the shareholders to approve an M&A transaction requires a resolution passed by not less than 66.66% of the total voting rights of the shareholders who vote in person or by proxy on such resolution. For a description of the approval process for M&A transactions under the bye-laws contained in Section A, see “Background and Reasons for the Offers—The Transaction Agreements—Shareholders Agreement and the Restated Bye-laws—Approval of M&A Transactions.”

•

Voting Rights. In addition to matters requiring a vote of the shareholders under applicable law or the rules of the NYSE, the bye-laws contained in Section B require shareholder approval at a general meeting of the following matters:

•

any merger, consolidation, amalgamation, conversion, reorganization, scheme of arrangement, dissolution or liquidation involving us, which requires a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;

•	any sale of all or substantially all of the our assets, which requires a resolution passed by a simple majority of the votes cast by the shareholders;

•	any issue of securities that requires shareholder approval under the NYSE rules;

•	the appointment of an auditor, which requires a resolution passed by a simple majority of the votes cast by the shareholders;

•	loans to any director, the approval of which is subject to the Companies Act;

•

our discontinuance to a jurisdiction outside Bermuda pursuant to the Companies Act, which requires a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;

•	whitewash procedure for mandatory offers, which requires a resolution passed by a simple majority of the votes cast by the shareholders;

•	voting for directors, which requires directors to be elected by cumulative voting at each annual general meeting;

•	removal of directors, as described above;

•	appointment of a CEO, as described above;

•	approval of M&A transactions, as described above; and

•

changes to our bye-laws, which require a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution.

C.	Material Contracts

The following summary of our material agreements, which are filed as exhibits to this Annual Report on Form 20-F or incorporated by reference into this Annual Report on Form 20-F, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of these agreements.

VimpelCom Shareholders Agreement. We are a party to a shareholders agreement dated October 4, 2009, among VimpelCom Ltd., Altimo Holdings, Eco Telecom Limited, Telenor East Holding II AS, and Altimo Coöperatief, which we refer to as the VimpelCom shareholders agreement. Telenor East Holding II AS became a party to the VimpelCom shareholders agreement when certain other Telenor entities, Telenor East Invest AS and Telenor Mobile Communications AS, transferred their interests in the company to Telenor East Holding II AS. The VimpelCom shareholders agreement contains provisions regarding, among other matters, corporate governance of our company (including the nomination and election of our supervisory board members and CEO), restrictions on transfer of our shares (including rights of first offer and tag along rights), a standstill with respect to further purchases of our shares, potentially competitive transactions and pre-emptive rights. On April 15, 2011, Altimo announced that in connection with the closing of the Wind Telecom Transaction, it intended to take measures to trigger the termination of the VimpelCom shareholders agreement. On June 10, 2011, VimpelCom Ltd. received a notice from Altimo that it had completed the sale of 123,600,000 convertible preferred shares, which reduced its voting rights in our company to below 25.0% and, as a result, the VimpelCom shareholders agreement will terminate six months following the date of that notice. For more information on the risks related to Altimo’s sale of our shares, please see the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—A disposition by our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business” and “—Litigation involving Telenor and Altimo, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects.”

Amended and Restated Share Sale and Exchange Agreement. In connection with the Wind Telecom Transaction, on January 17, 2010, we entered into a share sale and exchange agreement with Wind Telecom S.p.A., Weather Investments II S.à r.l. and the shareholders of Wind Telecom S.p.A. listed therein, which agreement was amended and restated on April 15, 2011, and which we refer to as the Amended and Restated Share Sale Agreement. Pursuant to the Amended and Restated Share Sale and Exchange Agreement, we acquired 100.0% of the outstanding shares of Wind Telecom in exchange for consideration consisting of 325,639,827 newly-issued VimpelCom common shares, 305,000,000 newly-issued VimpelCom convertible preferred shares and US$1,495 million in cash. In addition, the agreement provides for the demerger and spin-off of certain assets of the Wind Telecom group back to Weather. For more information on the demergers and spin-offs, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Description of the Business of Wind Telecom.” The Amended and Restated Share Sale and Exchange Agreement also contains provisions regarding, among other matters, post closing indemnity obligations as between the parties to the agreement relating to such matters as breach of representations and covenants and certain specific additional matters.

D.	Exchange Controls

We have been designated by the Bermuda Monetary Authority as non-resident of Bermuda for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States or other non-Bermuda residents who are holders of our common shares or convertible preferred shares.

For the purposes of Bermuda exchange control regulations, there are no limitations on the issue and free transferability of our common shares and convertible preferred shares or our ADSs representing common shares to and between non-residents of Bermuda for exchange control purposes, provided our ADSs remain listed on an appointed stock exchange (which includes the NYSE). Certain issues and transfers of common shares and convertible preferred shares involving persons deemed resident in Bermuda for exchange control purposes may require the specific consent of the Bermuda Monetary Authority.

E.	Taxation

The following discussion generally summarizes certain material United States federal and Dutch income and withholding tax consequences to a beneficial owner arising from the ownership and disposition of our common shares or ADSs. The discussion which follows is based on (a) the United States Internal Revenue Code of 1986, as amended, which we refer to in this Annual Report on Form 20-F as the Internal Revenue Code, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, (b) Dutch law and (c) the Convention (defined in “—Dutch Tax Considerations” below) as in effect on the date hereof, and is subject to any changes (possibly on a retroactive basis) in these or other laws occurring after such date. It is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms.

The discussion which follows is intended as a descriptive summary only and is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential United States federal or Dutch income and withholding tax consequences to a prospective holder of ADSs or common shares. Each investor is urged to consult its own tax adviser regarding the specific United States federal, state, and local and Dutch tax consequences of the ownership and disposition of the ADSs or common shares and regarding the effect and applicability of tax treaties.

United States Federal Income Tax Considerations

This summary of United States federal income and withholding tax consequences applies to a U.S. Holder of ADSs or common shares. As used herein, the term U.S. Holder means a beneficial owner of common shares that is: (i) an individual citizen or resident of the United States for United States federal income tax purposes; (ii) a corporation or partnership created or organized in or under the laws of the United States or a political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Internal Revenue Code, have authority to control all substantial decisions of the trust, or a trust in existence on

August 20, 1996, which was treated as a U.S. person under the law in effect immediately before that date which made a valid election to continue to be treated as a U.S. person under the Internal Revenue Code.

Since the United States federal income and withholding tax treatment of a U.S. Holder may vary depending upon particular situations, certain U.S. Holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, U.S. Holders subject to the alternative minimum tax, U.S. Holders who are broker-dealers in securities, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. Holders that received common shares as compensation for services, and U.S. Holders that own, directly, indirectly or by attribution, 5% or more of the outstanding common shares) may be subject to special rules not discussed below. In addition, this summary is generally limited to U.S. Holders who will hold ADSs or common shares as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code and not as part of a “hedging transaction,” “straddle” or “conversion transaction” within the meaning of Sections 1221, 1092 and 1258 of the Internal Revenue Code and the regulations thereunder. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law on a U.S. Holder in the ADSs or common shares.

For purposes of applying United States federal income and withholding tax law, a U.S. Holder of ADSs will be treated as the owner of the underlying common shares represented thereby.

Taxation of dividends on ADSs or common shares

Subject to the discussion under the heading “—United States Federal Income Tax Considerations—Passive Foreign Investment Company,” the gross amount of any dividend received by a U.S. Holder (determined without deduction for any Dutch withholding taxes) with respect to ADSs or common shares generally will be subject to taxation as foreign source dividend income to the extent such distributions are made from the current or accumulated earnings and profits of our company, as determined for U.S. federal income tax purposes. A dividend will be included in income when received by the U.S. Holder in the case of common shares or by the Depositary in the case of ADSs. A U.S. corporate holder will not be allowed a deduction for dividends received in respect of distributions on ADSs or common shares. A distribution, if any, in excess of such current and accumulated earnings and profits first will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ADSs or common shares, and thereafter as a capital gain. The portion of any distribution to a U.S. Holder treated as a non-taxable return of capital will reduce such holder’s tax basis in such ADSs or common shares.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a U.S. Holder that is an individual with respect to the ADSs or common shares will be subject to U.S. taxation at a maximum current rate of 15.0% if the dividends are “qualified dividends.” Dividends paid on the ADSs or common shares will be treated as qualified dividends if our company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. Based on our audited financial statements and relevant market and shareholder data, we believe that it was not treated as a PFIC for U.S. federal income tax purposes with respect to our prior taxable years. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate being treated as a PFIC for our current taxable year. For taxable years beginning after 2012, under current law, individuals are scheduled to be taxed on dividends at ordinary income tax rates. In addition, for taxable years beginning after December 31, 2012, individuals, estates and trusts with gross income in excess of US$200,000 (US$250,000 for joint filers) will be subject to an additional Medicare tax of 3.8% of net investment income, which generally includes dividends.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether our company will be able to comply with them. Holders of our ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

If a dividend is paid in Euros, the amount included in gross income by a U.S. Holder will be the U.S. dollar value, on the date of receipt by the U.S. Holder (or by the Depositary, in the case of ADSs), of the Euro amount distributed, regardless of whether the payment is actually converted into U.S. dollars. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is included in the income of the U.S. Holder to the date the Euros are converted into U.S. dollars generally will be treated as ordinary income or loss from U.S. sources.

To the extent described under “—Dutch Tax Considerations,” dividends we pay with respect to the ADSs to U.S. Holders will be subject to withholding tax imposed by the Netherlands at a rate of 15.0%. Subject to certain conditions and limitations, tax withheld by the Netherlands on dividends may be deducted from a U.S. Holder’s U.S. taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. Dividends received by a U.S. Holder with respect to the ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we distribute generally will constitute “passive income,” or, in the case of certain U.S. Holders that are members of a financial services group or persons predominantly engaged in the active conduct of a banking, insurance, financing or similar business, “general category income.”

Taxation on sale or exchange of ADSs or common shares

Subject to the discussion under the heading “—United States Federal Income Tax Considerations—Passive foreign investment company,” the sale of ADSs or common shares generally will result in the recognition of U.S.-source gain or loss in an amount equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted basis in such ADSs or common shares. If a U.S. Holder disposes of ADSs or common shares for foreign currency, the amount realized will generally be the U.S. dollar value of the payment received, determined using the spot rate on the settlement date for the sale. Gain or loss upon the sale of ADSs or common shares will be capital gain or loss and will be long-term capital gain or loss if the ADSs or common shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder with respect to ADSs or common shares will be subject to tax at a maximum current rate of 15.0% for individuals and generally 35.0% for corporations. However, special rules may apply to a redemption of common shares which may result in the proceeds of the redemption being treated as a dividend. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. If a U.S. Holder receives a currency other than the U.S. dollar (e.g., Euros) upon a sale or exchange of ADSs or common shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such currency will be U.S. source ordinary income or loss. However, if such currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any additional gain or loss on such conversion.

The tax rate on long-term capital gain realized by a U.S. Holder with respect to ADSs or common shares is scheduled under current law to rise to a maximum rate of 20.0% for taxable years ended after December 31, 2012. In addition, for taxable years beginning after December 31, 2012, individuals, estates and trusts with an adjusted gross income in excess of US$200,000 (US$250,000 for joint filers) will be subject to an additional Medicare tax of 3.8% of net investment income, which generally includes capital gains.

Passive foreign investment company

In general, the foregoing discussion assumes that we are not currently, and will not be in the future, classified as a passive foreign investment company, which we refer to in this discussion as a PFIC, within the meaning of the Internal Revenue Code. Generally, if during any taxable year of a non-U.S. corporation, 75.0% or more of such non-U.S. corporation’s gross income consists of certain kinds of “passive” income, or if 50.0% or more of the gross value of such non-U.S. corporation’s assets are “passive assets” (generally assets that generate passive income), such non-U.S. corporation will be classified as a PFIC for such year.

Based on our current and projected income, assets and activities, we do not believe that we will be classified as a PFIC for our current or any succeeding taxable year. However, because PFIC status is a factual matter that must be determined annually, there can be no assurances in this regard.

Consequences of PFIC classification. If we were classified as a PFIC for any taxable year in which a U.S. Holder is a holder of ADSs or common shares, such holder would be subject to special rules, generally resulting in increased tax liability in respect of gain realized on the sale or other disposition of ADSs or common shares or upon the receipt of certain distributions on ADSs or common shares. For example, gain recognized on disposition of PFIC stock or the receipt of an “excess distribution” from a PFIC is: (1) treated as if it were ordinary income earned ratably on each day in the taxpayer’s holding period for the stock at the highest marginal rate in effect during the period in which it was deemed earned and (2) subject to an interest charge as if the resulting tax had actually been due in such earlier year or years. An “excess distribution” is the amount of any distribution received by a U.S. Holder during the taxable year that exceeds 125.0% of the immediately preceding three year average of distributions received from the corporation, subject to certain adjustments.

A disposition is defined to include, subject to certain exceptions, any transaction or event that constitutes an actual or deemed transfer of property for any purpose under the Internal Revenue Code, including a sale, exchange, gift, transfer at death, and the pledging of PFIC stock to secure a loan. The foregoing rules will continue to apply with respect to a U.S. Holder who held the common shares while we met the definition of a PFIC even if we cease to meet the definition of a PFIC. You are urged to consult your own tax advisors regarding the consequences of an investment in a PFIC.

QEF Election. A U.S. Holder of a PFIC who makes a Qualified Electing Fund election, or a QEF Election, will be taxable currently on its pro rata share of the PFIC’s ordinary earnings and net capital gain, unless it makes a further election to defer payments of tax on amounts included in income for which no distribution has been received, subject to an interest charge. Special adjustments are provided to prevent inappropriate double taxation of amounts so included in a U.S. Holder’s income upon a subsequent distribution or disposition of the stock.

For a U.S. Holder to qualify for treatment under the QEF election, we would be required to provide certain information to the U.S. Holder. Although we have not definitively decided whether we would provide such information, we do not currently intend to do so.

Mark to market election. A U.S. Holder of “marketable stock” under the PFIC rules may be able to avoid the imposition of the special tax and interest charge by making a “mark-to-market election.” Generally, pursuant to this election, a U.S. Holder would include in ordinary income, for each taxable year during which such stock is held, an amount equal to the increase in value of the stock, which increase will be determined by reference to the value of such stock at the end of the current taxable year as compared with its value as of the end of the prior taxable year. A U.S. Holder desiring to make the mark-to-market election should consult its tax advisor with respect to the application and effect of making such election.

United States information reporting and backup withholding

Distributions made on ADSs or common shares and proceeds from the sale of common shares or ADSs that are paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to a “backup” withholding tax unless, in general, the U.S. Holder complies with certain procedures or is a person exempt from such withholding. A holder that is not a U.S. person generally is not subject to information reporting or backup withholding tax, but may be required to comply with applicable certification procedures to establish that he is not a U.S. person in order to avoid the application of such information reporting requirements or backup withholding tax to payments received within the United States or through certain U.S.-related financial intermediaries.

Dutch Tax Considerations

The following summary solely addresses the material Dutch tax consequences for a Non-resident holder (as described below), including a U.S. Holder, of our ADSs in respect of their disposition or acquisition. This summary does not address every aspect of Dutch taxation that may be relevant to you, as a Non-resident holder, nor does it address special circumstances or treatment that may be available under applicable law. If you are a Non-resident holder, you should consult your own tax adviser for more information about the tax consequences of your owning and disposing of our ADSs.

Where English terms and expressions are used in this summary to refer to Dutch concepts, the intended meanings are those of the equivalent Dutch concepts under Dutch tax law.

This summary is based on the tax law of the Netherlands, excluding unpublished case law, in effect as of the date of this Annual Report on Form 20-F. However, Dutch tax law is subject to change, sometimes on a retroactive basis. In addition, any change to our organizational structure or to the manner in which we conduct our business may affect the matters summarized below.

Where in this summary reference is made to a “holder” of our ADSs, that concept includes, without limitation:

1.	an owner of one or more ADSs who in addition to the title to such ADSs has an economic interest therein;

2.	a person who or an entity that holds the entire economic interest in one or more ADSs;

3.	a person who or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more ADSs; and

4.	a person who is deemed to hold an interest in ADSs, as referred to under 1, 2 and 3 above, pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), with respect to property that has been segregated, for instance in the form of a trust or a foundation.

Income and capital gains taxes

For purposes of this section, you are a “Non-resident holder” if you satisfy the following tests:

(a) you are neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if you are an individual, have not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

(b) your ADSs and any benefits derived or deemed to be derived therefrom have no connection with your past, present or future employment or membership of a management board (bestuurder) or a supervisory board (commissaris);

(c) your ADSs do not form part of a substantial interest or a deemed substantial interest in VimpelCom within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), unless such interest forms part of the assets of an enterprise; and

(d) if you are not an individual, no part of the benefits derived from your ADSs is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

Generally, if you hold an interest in VimpelCom, such interest forms part of a substantial interest or a deemed substantial interest in VimpelCom if any one or more of the following circumstances is present:

(1) You alone or, if you are an individual, together with your domestic partner, if any, own, or pursuant to article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) is deemed to own, directly or indirectly, either a number of shares in VimpelCom representing 5.0% or more of its total issued and outstanding capital (or the issued and outstanding capital of any class of its shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing 5.0% or more of its total issued and outstanding capital (or the issued and outstanding capital of any class of its shares), or profit participating certificates (winstbewijzen) relating to 5.0% or more of its annual profit or to 5.0% or more of its liquidation proceeds.

(2) You have acquired or are deemed to have acquired your shares, profit participating certificates or rights to acquire shares or profit participating certificates in VimpelCom under a non-recognition provision.

(3) Your partner or any of your relatives by blood or by marriage in the direct line (including foster children) or of those of your partner has a substantial interest (as described under items (1) and (2) above) in VimpelCom.

A holder who is entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or profit participating certificate, as the case may be.

If you are a holder of ADSs and you satisfy test (a) above but do not satisfy any one or more of tests (b), (c) and (d), this summary does not address your Dutch income tax position or corporation tax position, as the case may be.

If you are a Non-resident holder of ADSs, you will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by you from your ADSs, including any capital gain realized on the disposal thereof, except in the following circumstances:

(1) if (i) you derive profits from an enterprise, as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, if you are an individual, or other than as a holder of securities, if you are not an individual and (ii) such enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and (iii) your ADSs are attributable to such enterprise; or

(2) if you are an individual and you derive benefits from your ADSs that are taxable as benefits from miscellaneous activities in the Netherlands.

If you are an individual and a Non-resident holder, you may derive, or be deemed to derive, benefits from your ADSs that are taxable as benefits from miscellaneous activities in the following circumstances, among others:

(a) if your investment activities go beyond the activities of an active portfolio investor, for instance in the case of use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

(b) if you hold ADSs, whether directly or indirectly, and any benefits to be derived from such ADSs are intended, in whole or in part, as remuneration for activities performed by you or by a person who is a connected person to you, as meant by article 3.92b, paragraph 5, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

Such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child who is under eighteen years of age are attributed to the parent who exercises, or the parents who exercise, authority over the child, irrespective of the country of residence of the child.

Dividend withholding tax

Dividends distributed by VimpelCom to a Non-resident holder of ADSs generally are subject to a withholding tax imposed by the Netherlands at a rate of 15.0%.

The concept “dividends distributed by VimpelCom” as used in this section includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of repurchase or redemption of shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•

the par value of shares issued by VimpelCom to a holder of its shares or ADSs or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) VimpelCom’s shareholders have resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to its memorandum of association.

If a Non-resident holder of ADSs is resident in the Netherlands Antilles or Aruba or in a country that has concluded a double taxation treaty with the Netherlands, such holder may be eligible for a full or partial relief from the dividend withholding tax, provided such relief is timely and duly claimed. Pursuant to Dutch rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner of dividends distributed by VimpelCom. The Dutch tax authorities have taken the position that this beneficial-ownership test can also be applied to deny relief from dividend withholding tax under double tax treaties and the Tax Arrangement for the Kingdom (Belastingregeling voor het Koninkrijk).

In addition, a Non-resident holder of ADSs that is not an individual, is entitled to an exemption from dividend withholding tax, provided that the following tests are satisfied:

1.	it is, according to the tax law of a Member State of the European Union or a state designated by ministerial decree, that is a party to the Agreement regarding the European Economic Area, resident there and it is not transparent according to the tax law of such state;

2.	any one or more of the following threshold conditions are satisfied:

a.	at the time the dividend is distributed by VimpelCom, it holds shares representing at least 5.0% of the nominal paid up capital of VimpelCom; or

b.	it has held shares representing at least 5.0% of the nominal paid up capital of VimpelCom for a continuous period of more than one year at any time during the four years preceding the time the dividend is distributed by VimpelCom; or

c.	it is connected with VimpelCom within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969); or

d.	an entity connected with it within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969) holds at the time the dividend is distributed by VimpelCom, shares representing at least 5.0% of the nominal paid up capital of VimpelCom;

3.	it is not considered to be resident outside the Member States of the European Union or the states designated by ministerial decree, that are a party to the Agreement regarding the European Economic Area under the terms of a double taxation treaty concluded with a third State; and

4.	the holder of ADSs does not perform a similar function as an investment institution (beleggingsinstelling) as meant by article 6a or article 28 of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

The exemption from dividend withholding tax is not available if pursuant to a provision for the prevention of fraud or abuse included in a double taxation treaty between the Netherlands and the country of residence of the Non-resident holder of ADSs, such holder would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from dividend withholding tax will only be available to the beneficial owner of dividends distributed by VimpelCom if a Non-resident holder of ADSs is resident in a Member State of the European Union with which the Netherlands has concluded a double taxation treaty that provides for a reduction of tax on dividends based on the ownership of the number of voting rights, the test under 2.a. above is also satisfied if such holder owns 5.0% of the voting rights in VimpelCom.

Pursuant to Dutch rules to avoid dividend stripping, a holder of ADSs who receives proceeds from such ADSs will not be recognized as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, it has given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (a) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, reduction or refund of, or credit for, dividend withholding tax, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than the actual recipient of the proceeds; and (b) such person acquires or retains, directly or indirectly, an interest in VimpelCom shares, ADSs or similar instruments, comparable to its interest in ADSs prior to the time the composite transaction was first initiated.

The convention between The Netherlands and the United States for the avoidance of double taxation of December 18, 1992 (the “Convention”) provides for a complete exemption from withholding for dividends received by exempt pension trusts and other exempt organizations, as defined in the Convention. Qualifying exempt pension trusts may claim the benefits of a reduced withholding tax rate pursuant to article 35 of the Convention. Qualifying exempt pension trusts normally remain subject to withholding at the rate of 15% and are required to file for a refund of the tax withheld. Only if certain conditions are fulfilled, such pension trusts may be eligible for relief at source upon payment of the dividend. Qualifying exempt organizations (other than qualifying exempt pension trusts) are subject to withholding at the rate of 15% and can only file for a refund of the tax withheld.

Currently VimpelCom may, with respect to certain dividends received from qualifying non-Netherlands subsidiaries, credit taxes withheld from those dividends against the Netherlands withholding tax imposed on certain qualifying dividends that are redistributed by VimpelCom, up to a maximum of the lesser of

•	3% of the amount of qualifying dividends redistributed by VimpelCom, and

•	3% of the gross amount of certain qualifying dividends received by VimpelCom.

Gift and inheritance taxes

If you are a holder of ADSs and dispose of ADSs by way of gift, in form or in substance, or if you are an individual and a holder of ADSs and you die, no Dutch gift tax or Dutch inheritance tax, as the case may be, will be due unless:

•	you are, or at the time of your death you were, resident or deemed to be resident in the Netherlands for purposes of Dutch gift or inheritance tax, as applicable; or

•	you make a gift of ADSs, then become a resident or deemed resident of the Netherlands, and die as a resident or deemed resident of the Netherlands within 180 days after the date of the gift.

F.	Dividends and Paying Agents

Not required.

G.	Statement by Experts

Not required.

H.	Documents on Display

We file and submit reports and other information with the SEC. Any documents that we file and submit with the SEC may be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. We file our annual reports on Form 20-F and submit our quarterly results and other current reports on Form 6-K.

I.	Subsidiary Information

Not required.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.

As of December 31, 2010 and 2009, the largest currency exposure risks for the group as a whole was in relation to the Russian ruble, the Ukrainian hryvnya and Kazakh tenge, because the majority of our cash flows from operating activities in Russia, Ukraine and Kazakhstan are denominated in these functional currencies, respectively, while our debt is primarily denominated in U.S. dollars.

We hold part of our readily available cash in subsidiaries in U.S. dollars in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles to manage part of this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, Ukrainian hryvnya or Kazakh tenge were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Fluctuations in the value of the Russian ruble, Ukrainian hryvnya or Kazakh tenge against the U.S. dollar could adversely affect VimpelCom’s financial condition and results of operations due to potential revaluation of U.S. dollar denominated indebtedness affecting net income through foreign exchange gain/loss.

Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. For more information on risks associated with currency exchange rates, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our debts denominated in foreign currencies expose us to foreign exchange loss and convertibility risks.”

As of December 31, 2010, the interest rate risk on the financing of our group was limited as more than 95.0% of the group’s total debt was fixed rate debt. It is our intention to increase the floating rate share of our debt portfolio over time in order to improve the funding cost profile of the company as a whole.

The following table summarizes information, as of December 31, 2010, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, primarily represented by foreign currency denominated debt obligations:

	Aggregate nominal amount of total debt denominated in foreign currency outstanding as of December 31,						Fair Value as of December 31, 2010
	2011	2012	2013	2014	2015	2016
Total debt:
Fixed Rate (US$)	2,401.1	2,400.6	1,600.0	1,600.0	1,600.0	1,000.0	2,903.3
Average interest rate	8.7%	8.7%	8.8%	8.8%	8.8%	9.1%	—
Variable Rate (€)	2.3	—	—	—	—	—	6.2
Average interest rate	2.1%	—	—	—	—	—	—
Variable Rate (US$)	198.3	146.3	117.6	88.9	10.8	—	247.6
Average interest rate	5.7%	7.1%	8.1%	9.7%	3.0%	—	—
	2,601.7	2,546.9	1,717.6	1,688.9	1,610.8	1,000.0	3,157.1

In connection with the June Bonds, on June 22, 2011, we entered into interest rate swap transactions to effectively swap the fixed interest rates on the five-year and 10-year notes for floating interest rates based on three-month U.S. dollar LIBOR. The weighted average spread over LIBOR for the five-year notes is 4.187%, and for the 10-year notes is 4.375%. We entered into these swap transactions effective June 29, 2011, with Barclays Bank plc, BNP Paribas, HSBC Bank plc, ING Bank N.V., The Royal Bank of Scotland plc and UBS A.G. The swap transactions have a term extending through the maturity of the June Bonds, but they can be terminated and unwound at any time. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities—Recent Financing Activities” for more information on the June Bonds.

In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

ITEM 12.	Description of Securities other than Equity Securities

A.	Debt Securities

Not required.

B.	Warrants and Rights

Not required.

C.	Other Securities

Not required.

D.	American Depositary Shares

Fees paid by our ADS holders

The Bank of New York Mellon is the depositary for our ADR program. Our depositary collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. According to our deposit agreement with our depositary, dated March 26, 2010 (the “Deposit Agreement”), holders of our ADRs may have to pay our depositary, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

For:	Persons depositing or withdrawing shares or ADR holders must pay to the depositary:
Issuance of ADRs, including issuances resulting from a distribution of our shares or rights or other property	US$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)

Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates

Any cash distribution to ADR holders	US$0.02 (or less) per ADR

Depositary service	US$0.02 (or less) per ADR per calendar year

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when a shareholder deposits or withdraws shares	Registration or transfer fees

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary

Converting foreign currency to U.S. dollars	Expenses of the depositary

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the ADR depositary or its agents for servicing the deposited securities	As necessary

In connection with the VimpelCom Ltd. Transaction that closed on April 21, 2010, the depositary agreed to waive the fees that would otherwise have been payable by holders of OJSC VimpelCom ADSs, including Telenor, and by recipients of ADRs, including Altimo and Telenor, in connection with the VimpelCom Ltd. Transaction, including the fees that would otherwise have been due from holders of OJSC VimpelCom common shares who deposited their OJSC VimpelCom common shares with the OJSC VimpelCom ADS depositary in exchange for OJSC VimpelCom ADSs or surrendered their OJSC VimpelCom ADSs for delivery of the underlying OJSC VimpelCom common shares.

Fees Payable by the Depositary to Us

Our depositary has agreed to reimburse us or pay us for:

•	our continuing NYSE listing fees;

•

certain maintenance costs for the ADR program, including expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls; and

•	certain investor relationship programs or special investor relations promotional activities.

In certain instances, our depositary has agreed to provide additional payments to us based on changes in certain conditions relating to the ADR facility. According to our agreement with the depositary, there are limits on the amount of investor relations program or special relations promotional activities expenses for which our depositary will pay or reimburse us, but the amount of payment or reimbursement available to us is not tied to the amount of fees the depositary collects from investors

From January 1, 2010 to December 31, 2010, the depositary reimbursed expenses of approximately US$15,000 relating to the NYSE listing, US$32,725.83 for maintenance costs for the ADRs, and reimbursed to us or paid on our behalf US$439,809.97 for investor relationship programs or special investor relations promotional activities.

In addition, in 2010 the depositary reimbursed us US$8.75 million for certain fees and expenses incurred by us in connection with the VimpelCom Ltd. Transaction, including agent fees, SEC registration and listing fees and printing expenses, and in respect of the administration and maintenance of the ADR program established pursuant to the Deposit Agreement. The amount of reimbursement available to us in connection with the VimpelCom Ltd. Transaction was not related to the amount of fees the depositary collected from our shareholders or ADR holders.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not required.

ITEM 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our President and Chief Executive Officer, or CEO, and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Based upon the evaluation, our CEO and Chief Financial Officer have concluded that as of December 31, 2010, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. These disclosure controls and procedures include our Disclosure Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure Review Committee also provides an additional check on our disclosure controls and procedures.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our company’s published consolidated financial statements in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Our management has assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2010. In making its assessment, our management has utilized the criteria set forth by the Committee of Sponsoring Organizations, or COSO, of the Treadway Commission in Internal Control—Integrated Framework, and Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act. Based on the assessment, our management believes our company maintained effective internal control over financial reporting as of December 31, 2010.

Our management has excluded CJSC Kyivstar from its assessment of internal control over financial reporting as of December 31, 2010, as it was acquired by us in a business combination on April 21, 2010. CJSC Kyivstar is a wholly owned subsidiary whose total assets, net assets, net operating revenues and net income represent 29%, 49%, 9% and 13%, respectively, of our consolidated financial statement amounts as of, and for the year ended December 31, 2010. Under guidelines established by the Securities and Exchange Commission, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition.

Ernst & Young Accountants LLP, our company’s independent registered public accounting firm has issued an attestation report on our management’s assessment of internal controls, a copy of which appears below.

(c) Attestation Report of the Registered Public Accounting Firm

Supervisory Board and Shareholders

VimpelCom Ltd.

We have audited VimpelCom Ltd. (‘VimpelCom’) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). VimpelCom’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of CJSC Kyivstar, which is included in the 2010 consolidated financial statements of VimpelCom and constituted 29% and 49% of total and net assets, respectively, as of December 31, 2010 and 9% and 13% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of VimpelCom also did not include an evaluation of the internal control over financial reporting of CJSC Kyivstar.

In our opinion, VimpelCom maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of VimpelCom as of December 31, 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows of

VimpelCom for the year then ended and our report dated June 1, 2011 expressed an unqualified opinion thereon.

Rotterdam, The Netherlands

June 1, 2011

/s/ Ernst & Young Accountants LLP

(d) Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

The supervisory board has determined that Dr. Hans-Peter Kohlhammer, a member of our audit committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Dr. Kohlhammer is “independent,” as defined in Rule 10A-3 under the Exchange Act and current NYSE listing rules applicable to us. For a description of Dr. Kohlhammer’s experience, please see “Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management—Dr. Hans-Peter Kohlhammer.”

ITEM 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which applies to employees, officers and directors of VimpelCom. Our code of ethics is available on our web site at http://www.vimpelcom.com. We will disclose any amendment to the provisions of such code of ethics or any waiver that our supervisory board may grant on our web site at the same address.

ITEM 16C.	Principal Accountant Fees and Services

Ernst & Young Accountants LLP and Ernst & Young LLC have served as our independent public accountants for the fiscal year ended December 31, 2010 and the fiscal year ended December 31, 2009, respectively, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Accountants LLP and Ernst & Young LLC and their affiliates in 2010 and 2009, respectively.

	Year ended December 31,
	2010		2009
Audit Fees	US$	8,290,529	US$	4,965,478
Audit-Related Fees	US$	729,176	US$	0
Tax Fees	US$	9,000	US$	4,850
All Other Fees	US$	174,980	US$	0

Total	US$	9,203,685	US$	4,970,328

Audit Services

Audit services mainly consisted of the audit of the consolidated financial statements as of and for the year ended December 31, 2010, the review of quarterly consolidated financial statements and services provided in connection with regulatory and statutory filings, including comfort letters, consents and Sarbanes-Oxley Section 404 attestation services.

Audit-related Services

Audit-related services are assurance and related services which are reasonably related to the performance of audit or review and generally include advisory services regarding specific regulatory filings and reporting procedures and other agreed-upon services related to accounting and billing records.

Tax Services

Tax services consisted of services for preparation of personal income tax returns for employees for U.S. tax purposes and tax-related surveys.

Other Services

Other services include consulting and survey services as well as agreed-upon procedures not related to accounting and billing records.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required the company to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, the company’s audit committee pre-approves the engagement terms and fees of Ernst & Young Accountants LLP and its affiliates for audit and non-audit services, including tax services. The company’s audit committee pre-approved the engagement terms and fees of Ernst & Young Accountants LLP and its affiliates for all services performed for the fiscal year ended December 31, 2010.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.	Change in Registrant’s Certifying Accountant

Following the completion of the VimpelCom Ltd. Transaction, VimpelCom Ltd. became the accounting successor to OJSC VimpelCom and VimpelCom Ltd. established its headquarters in the Netherlands. On April 21, 2010, the annual general meeting of our shareholders approved the engagement of Ernst & Young Accountants LLP as our company’s independent registered public accounting firm.

OJSC VimpelCom’s previous independent registered public accounting firm was Ernst & Young LLC in Russia, where OJSC VimpelCom is headquartered.

Ernst & Young LLC’s audit reports on OJSC VimpelCom’s consolidated financial statements as of and for the years ended December 31, 2009 and 2008 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Ernst & Young LLC’s report on OJSC VimpelCom’s consolidated financial statements as of and for the year ended December 31, 2009 did contain a separate paragraph stating, “effective January 1, 2009 Vimpelcom adopted the Financial Accounting Standards Board’s Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements (primarily codified in ASC 810-10, Consolidation-Overall) relating to the presentation and accounting for noncontrolling interest.” The audit report of Ernst & Young LLC on the effectiveness of internal control over financial reporting as of December 31, 2009 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. The audit report of Ernst & Young LLC on the effectiveness of internal control over financial reporting as of December 31, 2008 did include an adverse opinion due to the effect of a material weakness in internal controls over financial reporting related to OJSC VimpelCom’s accounting for contractual redemption arrangements with respect to the noncontrolling interest in one of its subsidiaries.

During the fiscal years ended December 31, 2009 and 2008, and in the subsequent interim period through April 20, 2010, there were (i) no disagreements between OJSC VimpelCom and Ernst & Young LLC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLC, would have caused Ernst & Young LLC to make reference to the subject matter of the disagreement in their reports on the financial statements for such years, and (ii) no “reportable events” as the term is defined in Item 16F (a)(1)(v) of Form 20-F, except for the adverse opinion on the effectiveness of internal control over financial reporting as of December 31, 2008 issued by Ernst & Young LLC which is discussed above.

The change in our company’s independent registered public accountant was due solely to the relocation of our company’s headquarters from Russia to the Netherlands following the VimpelCom Ltd. Transaction. The change does not relate to any disagreements or the adverse opinion on the effectiveness of internal control over financial reporting discussed in the foregoing paragraphs. Ernst & Young LLC continues to be the independent auditor of OJSC VimpelCom.

During the fiscal years ended December 31, 2009 and 2008, respectively, and in the subsequent interim period through April 20, 2010, neither OJSC VimpelCom nor VimpelCom Ltd. nor anyone acting on their behalf has consulted Ernst & Young Accountants LLP on any matters or events set forth in Item 16F(a)(2)(i) or (ii).

We provided Ernst & Young LLC a copy of the disclosures we are making in this Annual Report on Form 20-F and requested that Ernst & Young LLC furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein. A copy of Ernst & Young LLC’s letter dated June 30, 2011 is attached as Exhibit 15.3 to this Annual Report on Form 20-F.

ITEM 16G.	Corporate Governance

We comply with the corporate governance rules applicable to foreign private issuers listed on the NYSE. In accordance with Section 303A.11 of the NYSE’s Listed Company Manual, the following is a summary of significant corporate governance differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

We are permitted to follow local practice in Bermuda in lieu of the provisions of the NYSE’s corporate governance rules, except that we will be required to have a qualifying audit committee under section 303A.06 of the NYSE rules or avail ourselves of an appropriate exemption.

Director Independence

The primary difference between our corporate governance practice and the NYSE rules relates to section 303A.01 of the NYSE rules, which provides that each U.S. company listed on the NYSE must have a majority of independent directors, as defined in the NYSE rules. Bermuda corporate law does not require that we have a majority of independent directors.

Non-Management Directors Meetings

The NYSE rules provide that, in order to empower non-management directors to serve as a more effective check on management, the non-management directors of a listed company must meet at regularly scheduled executive sessions without management. Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with this NYSE requirement and our internal corporate governance rules and procedures do not currently require non-management directors to meet at regularly scheduled executive sessions without management.

However, since our board does not include any members of our management, effectively all meetings are non-management directors meetings. Furthermore, from time to time, the board has requested that management not be present for portions of board meetings in order to allow the board to serve as a more effective check on management.

Compensation Committee

The NYSE rules require that listed companies must have a compensation committee composed entirely of independent directors. Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with the NYSE requirement to establish a compensation committee. However, our supervisory board has established a compensation committee to act in an advisory capacity to our supervisory board with respect to compensation issues. Our compensation committee comprises three directors, one of whom is independent, as defined in the NYSE rules. The compensation committee is responsible for (a) approving the compensation of the directors, officers and employees of VimpelCom and its subsidiaries, our employee benefit plans, any equity compensation plans of VimpelCom and its subsidiaries, and any contract relating to a director, officer or shareholder of our company or any of our subsidiaries or their respective family members or affiliates; and (b) selecting and nominating CEO candidates.

Audit Committee

The NYSE rules require that listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (“Rule 10A-3”), and that the audit committee must be composed of at least three independent directors, as defined in Rule 10A-3 and the NYSE rules. Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with this NYSE requirement. Our audit committee comprises two directors, both of whom are independent directors, as defined in Rule 10A-3 and the NYSE rules. The audit committee is responsible for, among other things, the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors.

Equity Compensation Plans

The NYSE rules require that listed companies must give shareholders an opportunity to vote on all equity compensation plans and material revisions thereto. Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with this NYSE requirement, and no equity compensation plans have been submitted for approval by our shareholders.

Corporate Governance Guidelines

The NYSE rules require that listed companies must adopt and disclose corporate governance guidelines. Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with this NYSE requirement and we do not currently have corporate governance guidelines.

CEO Certification

The NYSE rules require that each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. This certification must be disclosed in the company’s annual report mailed to shareholders. Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with this NYSE requirement and although we periodically evaluate compliance with the NYSE corporate governance listing standards, we do not currently comply with this requirement.

PART II

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of this Item.

ITEM 18.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

OF VIMPELCOM LTD.

ITEM 19.	Exhibits

List of Exhibits.

Exhibit No.	Description
1.1	Bye-laws of VimpelCom Ltd. adopted on April 20, 2010. *

2.1	Form of Deposit Agreement (common shares) between VimpelCom Ltd. and The Bank of New York Mellon, as depositary.**

2.2	Agreement to furnish instruments relating to long-term debt.†

4.1	Shareholders Agreement, dated October 4, 2009, between and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Eco Telecom Limited, Telenor East Invest AS, Telenor Mobile Communications AS and Altimo Coöperatief U.A.***

4.2	Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A., Weather Investments II S.à r.l. and certain Shareholders of Wind Telecom S.p.A., dated as of April 15, 2011.§

4.3	Form of Indemnification Agreement.†

8.	List of Subsidiaries.†

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.†

15.1	Consent of Ernst & Young Accountants LLP.†

15.2	Consent of Ernst & Young LLC.†

15.3	Letter from VimpelCom Ltd.’s former independent registered public accountant filed in accordance with Item 16F.†

*	Incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-8 (Registration No. 333-166315) of VimpelCom Ltd., filed on April 27, 2010.
**	Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (Registration No. 333-164770) of VimpelCom Ltd., filed on February 8, 2010.
***	Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Registration No. 333-164770) of VimpelCom Ltd., filed on February 8, 2010.
§	Incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Weather Investments II S.à r.l. on April 22, 2011.
†	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

VIMPELCOM LTD.

By:	/s/ Alexander Izosimov
Name:	Alexander Izosimov
Title:	Chief Executive Officer

Date: June 30, 2011

VimpelCom Ltd.

Consolidated financial statements

Years ended December 31, 2010, 2009 and 2008

Ernst & Young Accountants LLP Boompjes 258 3011 XZ Rotterdam, The Netherlands P.O. Box 2295 3000 CG Rotterdam, The Netherlands Tel.: +31 (0) 88 - 407 1000 Fax: +31 (0) 88 - 407 8970 www.ey.nl

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and the Shareholders of VimpelCom Ltd.

We have audited the accompanying consolidated balance sheet of VimpelCom Ltd. (‘VimpelCom’) as of December 31, 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of VimpelCom’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VimpelCom at December 31, 2010, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2 and 3 to the consolidated financial statements, effective January 1, 2010 VimpelCom adopted the Financial Accounting Standard Board’s Statement Number 167 (primarily codified in ASC 810-10, Consolidation-Overall).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VimpelCom’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 1, 2011, expressed an unqualified opinion thereon.

Rotterdam, The Netherlands

June 1, 2011

Report of Independent Registered Public Accounting Firm

The Supervisory Board and Shareholders

VimpelCom Ltd.

We have audited the accompanying consolidated balance sheet of Open Joint Stock Company “Vimpel-Communications” (“Vimpelcom”) as of December 31, 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vimpelcom at December 31, 2009 and the consolidated results of their operations and their cash flows for the years ended December 31, 2009 and 2008 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009 VimpelCom adopted the Financial Accounting Standards Board’s Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements (primarily codified in ASC 810-10, Consolidation-Overall) relating to the presentation and accounting for noncontrolling interest.

/s/ Ernst & Young LLC

March 18, 2010, except for Note 23 which the date is January 21, 2011

VimpelCom Ltd.

Consolidated balance sheets

	Note	December 31, 2010	December 31, 2009
		(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents	5	$885,125	$1,446,949
Trade accounts receivable, net of allowance for doubtful accounts		506,322	392,365
Inventory	13	137,413	61,919
Deferred income taxes	18	117,236	91,493
Input value added tax		137,958	96,994
Due from related parties	20	87,151	249,631
Other current assets	14	418,269	627,257

Total current assets		2,289,474	2,966,608

Property and equipment, net	8	6,935,287	5,561,569
Telecommunications licenses, net	9	562,931	542,597
Goodwill	10	7,003,714	3,284,293
Other intangible assets, net	9	1,481,800	700,365
Software, net	11	627,330	448,255
Investments in associates	12	446,130	436,767
Due from related parties	20	4,905	1,101
Other non-current assets	14	576,324	790,986

Total assets		$19,927,895	$14,732,541

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable		$963,450	$545,690
Due to employees		108,050	113,368
Due to related parties	20	5,634	9,211
Accrued liabilities	14	212,323	314,987
Taxes payable		233,848	212,767
Customer advances, net of VAT		452,055	376,121
Customer deposits		33,835	28,386
Deferred income taxes	18	50,313	679
Short-term debt	15	1,162,444	1,813,141

Total current liabilities		3,221,952	3,414,350

Deferred income taxes		688,206	596,472
Long-term debt	15	4,498,861	5,539,906
Other non-current liabilities		184,133	164,636
Total liabilities		8,593,152	9,715,364

Redeemable noncontrolling interest	17	522,076	508,668

Equity:
Convertible voting preferred stock (0.001 US$ nominal value per share), 128,532,000 shares authorized; 128,532,000 shares issued and outstanding		129	129
Common stock (0.001 US$ nominal value per share), 2,000,000,000 shares authorized; 1,302,559,308 shares issued (December 31, 2009: 1,025,620,440); 1,292,050,700 shares outstanding (December 31, 2009: 1,014,291,580)		1,303	1,026
Ordinary stock (0.001 US$ nominal value per share), 50,000,000 shares authorized; nil shares issued and outstanding		—	—
Additional paid-in capital		6,292,269	1,142,594
Retained earnings		5,153,819	4,074,492
Accumulated other comprehensive loss		(561,154)	(488,277)
Treasury stock, at cost, 10,508,608 shares of common stock (December 31, 2009: 11,328,860)		(215,763)	(223,421)

Total VimpelCom shareholders’ equity		10,670,603	4,506,543

Noncontrolling interest		142,064	1,966

Total equity		10,812,667	4,508,509

Total liabilities, redeemable noncontrolling interest and equity		$19,927,895	$14,732,541

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of income

		Years ended December 31,
	Note	2010	2009	2008
		(In thousands of US dollars, except share amounts)
Operating revenues:
Service revenues		$10,291,333	$8,580,815	$9,999,850
Sales of equipment and accessories		193,815	109,959	107,946
Other revenues		27,652	19,788	17,190

Total operating revenues		10,512,800	8,710,562	10,124,986

Revenue based tax		—	(7,660)	(8,054)

Net operating revenues		10,512,800	8,702,902	10,116,932

Operating expenses:
Service costs		2,251,474	1,878,443	2,262,570
Cost of equipment and accessories		216,944	110,677	101,282
Selling, general and administrative expenses		3,063,548	2,389,998	2,838,508
Depreciation		1,651,996	1,393,431	1,520,184
Amortization		427,768	300,736	360,980
Impairment loss		—	–	442,747
Provision for doubtful accounts		48,571	51,262	54,711

Total operating expenses		7,660,301	6,124,547	7,580,982

Operating income		2,852,499	2,578,355	2,535,950

Other income and expenses:
Interest income		55,938	51,714	71,618
Net foreign exchange loss		(4,532)	(411,300)	(1,142,276)
Interest expense		(540,040)	(598,531)	(495,634)
Equity in net gain/(loss) of associates		53,189	(35,763)	(61,020)
Other (expenses)/income, net		(90,526)	(32,114)	(17,404)

Total other income and expenses		(525,971)	(1,025,994)	(1,644,716)

Income before income taxes		2,326,528	1,552,361	891,234
Income tax expense		605,663	435,030	303,934

Net income		1,720,865	1,117,331	587,300
Net income/(loss) attributable to the noncontrolling interest		47,524	(4,499)	62,966

Net income attributable to VimpelCom		$1,673,341	$1,121,830	$524,334

Basic EPS:	21
Net income attributable to VimpelCom per common share		$1.39	$1.09	$0.52
Weighted average common shares outstanding (thousand)		1,207,040	1,012,940	1,014,000
Diluted EPS :	21
Net income attributable to VimpelCom per common share		$1.39	$1.08	$0.52
Weighted average diluted shares (thousand)		1,207,340	1,013,560	1,014,060

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of cash flows

		Years ended December 31,
	Note	2010	2009	2008
		(In thousands of US dollars)
Operating activities
Net income		$1,720,865	$1,117,331	$587,300
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		1,651,996	1,393,431	1,520,184
Amortization		427,768	300,736	360,980
Impairment loss		—	—	442,747
(Gain)/loss from assosiates	12	(53,189)	35,763	61,020
Provision for deferred taxes	18	(190,949)	(19,541)	(92,654)
Loss on foreign currency translation		4,532	411,300	1,142,276
Provision for doubtful accounts	19	48,571	51,262	54,711
Stock-based compensation expense/(gain)	22	2,239	2,323	(121,890)
Loss from early debt redemption		—	19,063	—
Other adjustments		4,908	(380)	(5,078)
Changes in operating assets and liabilities:
Trade accounts receivable		75,183	(57,452)	(240,629)
Inventory	13	(48,945)	64,927	(90,221)
Input value added tax		(23,850)	78,972	(103,941)
Other current assets		(40,945)	135,212	(415,735)
Accounts payable		32,899	(69,290)	281,725
Customer advances and deposits		(4,171)	(23,010)	75,098
Taxes payable and accrued liabilities		63,230	72,122	(34,035)

Net cash provided by operating activities		3,670,142	3,512,769	3,421,858

Investing activities
Purchases of property and equipment		(1,434,548)	(691,445)	(2,002,452)
Purchases of intangible assets		(58,604)	(15,685)	(75,012)
Purchases of software		(264,107)	(184,481)	(313,652)
Investments in associates		—	(12,500)	(491,265)
Payment for shares in Golden Telecom	24	(143,569)	—	—
Escrow cash deposit		—	—	200,170
Proceeds from sale of property, plant and equipment		13,573	—	—
Cash proceeds from Kyivstar acquisition	3	167,176	—	—
Acquisition of subsidiaries, net of cash acquired	3	(52,165)	—	(4,134,609)
Cash increase due to Sky Mobile consolidation	3	4,702	—	—
Loan granted		(32,857)	—	(350,000)
Loan receivable repayment		22,910	—	—
Investments deposits		455,187	(488,580)	43,179
Purchases of other assets, net		(25,149)	(40,799)	(53,575)

Net cash provided by/(used in) investing activities		(1,347,451)	(1,433,490)	(7,177,216)

Financing activities
Proceeds from bank and other loans		1,174,646	1,270,248	6,209,392
Proceeds from sale of treasury stock		—	—	25,488
Repayments of bank and other loans		(2,898,292)	(2,432,862)	(721,222)
Payments of fees in respect of debt issues		(5,068)	(53,071)	(68,159)
Share capital issued and paid		905	—	—
Share premium contributed		(201)	—	—
Purchase of noncontrolling interest in consolidated subsidiaries		(12,594)	(18,198)	(992,825)
Payment of dividends		(577,998)	(315,644)	(587,302)
Payment of dividends to noncontrolling interest		(72,370)	(13,977)	—
Purchase of own shares		(479,936)	—	(114,476)
Net proceeds from employee stock options		7,339	18,142	—

Net cash (used in)/ from financing activities		(2,863,569)	(1,545,362)	3,750,896

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of cash flows (continued)

		Years ended December 31,
	Note	2010	2009	2008
		(In thousands of US dollars)
Effect of exchange rate changes on cash and cash equivalents		(20,946)	(1,651)	(84,566)

Net (decrease)/increase in cash and cash equivalents		(561,824)	532,266	(89,028)
Cash and cash equivalents at beginning of period		1,446,949	914,683	1,003,711

Cash and cash equivalents at end of period		$885,125	$1,446,949	$914,683

	Years ended December 31,
	2010	2009	2008
	(In thousands of US dollars)
Supplemental cash flow information
Cash paid during the period:
Income tax	$615,135	$428,761	$647,597
Interest (net of amounts capitalized)	538,928	532,012	362,081

Non-cash activities:
Equipment acquired under financing agreements	4,930	—	2,726
Accounts payable for property, equipment and other long-lived assets	526,509	210,159	448,218
Non–cash discounts from suppliers of equipment	—	239	2,464
Issue of promissory notes	—	—	81,660

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of changes in equity and comprehensive income

Years ended December 31, 2010, 2009 and 2008

	Convertible voting preferred stock		Common Stock		Additional Paid-in Capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total equity attributable to VimpelCom	Noncontrolling interest	Total equity	Redeemable noncontrolling interest	Net income
	Shares	Amount	Shares	Amount
	(In thousands of US dollars, except share amounts)
Balances at December 31, 2009	128,532,000	$129	1,025,620,440	$1,026	$1,142,594	$4,074,492	$(488,277)	$(223,421)	$4,506,543	$1,966	$4,508,509	$508,668	—

Exercise of stock options	—	—	—	—	(320)	—	—	7,658	7,338	—	7,338	—	—
Consolidation of Variable interest entity (Note 4)	—	—	—	—	—	—	—	—	—	437,988	437,988	—	—
Stock based compensation accrual	—	—	—	—	6,652	—	—	—	6,652	—	6,652	—	—
Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	—	(35,920)	(35,920)	(37,500)	—
Acquisition of noncontrolling interests	—	—	—	—	14,791	—	(11,351)	—	3,440	(229,533)	(226,093)	—	—
Dividends payment to shareholders	—	—	—	—	—	(594,014)	—	—	(594,014)	—	(594,014)	—	—
Effect of Exchange Offer (Note 1)	—	—	(24,764,212)	(25)	(498,241)	—	—	—	(498,266)	—	(498,266)	498,241	—
Repurchase of noncontrolling interest in OJSC VimpelCom (Note 1)	—	—	—	—	30,637	—	—	—	30,637	—	30,637	(500,781)	—
Issuance of shares for acquisition of Kyivstar (Note 3)	—	—	301,653,080	302	5,595,364	—	—	—	5,595,666	—	5,595,666	—	—
Issuance of shares (Note 16)	—	—	50,000	—	905	—	—	—	905	—	905	—	—
Accretion to redeemable non-controlling interest (Note 17)	—	—	—	—	(113)	—	—	—	(113)	—	(113)	113	—
Comprehensive income:
Foreign currency translation effect, net of tax	—	—	—	—	—	—	(61,526)	—	(61,526)	(26,626)	(88,152)	—	—
Net income/(loss)	—	—	—	—	—	1,673,341	—	—	1,673,341	(5,811)	1,667,530	53,335	1,720,865
Total accumulated comprehensive income (loss)	—	—	—	—	—	1,673,341	(61,526)	—	1,611,815	(32,437)	1,579,378	53,335	—

Balances at December 31, 2010	128,532,000	$129	1,302,559,308	$1,303	$6,292,269	$5,153,819	$(561,154)	$(215,763)	$10,670,603	$142,064	$10,812,667	$522,076	—

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of changes in equity and comprehensive income (continued)

	Convertible voting preferred stock		Common Stock		Additional Paid-in Capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total equity attributable to VimpelCom	Noncontrolling interest	Total equity	Redeemable noncontrolling interest	Net income
	Shares	Amount	Shares	Amount
	(In thousands of US dollars, except share amounts)
Balances at December 31, 2008	128,532,000	$129	1,025,620,440	$1,026	$1,164,125	$3,271,878	$(90,020)	$(239,649)	$4,107,489	$32,754	$4,140,243	$469,604	—

Exercise of stock options	—	—	—	—	2,974	—	—	16,228	19,202	—	19,202	—	—
Stock based compensation accrual	—	—	—	—	1,766	—	—	—	1,766	—	1,766	—	—
Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	—	(977)	(977)	(13,000)	—
Dividends declared	—	—	—	—	—	(319,216)	—	—	(319,216)	—	(319,216)	—	—
Acquisition of noncontrolling interests	—	—	—	—	3,598	—	(9,922)	—	(6,324)	(13,671)	(19,995)	—	—
Accretion to redeemable non-controlling interest (Note 17)	—	—	—	—	(29,869)	—	—	—	(29,869)	—	(29,869)	29,869	—
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	(388,335)	—	(388,335)	10,554	(377,781)	—	—
Net income/(loss)	—	—	—	—	—	1,121,830	—	—	1,121,830	(26,694)	1,095,136	22,195	1,117,331
Total accumulated comprehensive loss	—	—	—	—	—	1,121,830	(388,335)	—	733,495	(16,140)	717,355	22,195	—

Balances at December 31, 2009	128,532,000	$129	1,025,620,440	$1,026	$1,142,594	$4,074,492	$(488,277)	$(223,421)	$4,506,543	$1,966	$4,508,509	$508,668	—

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of changes in equity and comprehensive income (continued)

	Convertible voting preferred stock		Common Stock		Additional Paid-in Capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total equity attributable to VimpelCom	Noncontrolling interest	Total equity	Redeemable noncontrolling interest	Net income
	Shares	Amount	Shares	Amount
	(In thousands of US dollars, except share amounts)
Balances at December 31, 2007	128,532,000	$129	1,025,620,440	$1,026	$1,412,340	$3,327,716	$801,243	$(130,668)	$5,411,786	$288,410	$5,700,196	$—	$—

Sale of treasury stock – 40,568 shares	—	—	—	—	19,993	—	—	5,495	25,488	—	25,488	—	—
Purchase of treasury stock – 200,000 shares (Note 16)	—	—	—	—	—	—	—	(114,476)	(114,476)	—	(114,476)	—	—
Adoption of equity method of stock option plan accounting	—	—	—	—	12,030	—	—	—	12,030	—	12,030	—	—
Dividends declared	—	—	—	—	—	(580,172)	—	—	(580,172)	—	(580,172)	—	—
Initial measurement and recognition of redeemable noncontrolling interest (Note 17)	—	—	—	—	(278,825)	—	—	—	(278,825)	(154,257)	(433,082)	433,082	—
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	—	—	(106,722)	(106,722)	—	—
Accretion to redeemable non-controlling interest (Note 17)	—	—	—	—	(1,413)	—	—	—	(1,413)	—	(1,413)	1,413	—
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	(891,263)	—	(891,263)	(22,534)	(913,797)	—	—
Net income/(loss)	—	—	—	—	—	524,334	—	—	524,334	27,857	552,191	35,109	587,300
Total accumulated comprehensive loss	—	—	—	—	—	524,334	(891,263)	—	(366,929)	5,323	(361,606)	35,109	—

Balances at December 31, 2008	128,532,000	$129	1,025,620,440	$1,026	$1,164,125	$3,271,878	$(90,020)	$(239,649)	$4,107,489	$32,754	$4,140,243	$469,604	—

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Notes to consolidated financial statements

(Amounts presented are in thousands of US dollars unless otherwise indicated)

1. Description of business

VimpelCom Ltd. (“VimpelCom” or the “Company”) was formed in Bermuda on June 5, 2009, as an exempted company under the name New Spring Company Ltd., which was subsequently changed to VimpelCom Ltd. on October 1, 2009. VimpelCom Ltd. was formed to recapitalize Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) and acquire CJSC “Kyivstar G.S.M.” (“Kyivstar”). Altimo Holdings & Investments Limited (“Altimo”) and Telenor ASA (“Telenor”) or their affiliates were the two major shareholders in each of the companies.

In these notes, VimpelCom or the Company also refers to VimpelCom Ltd.’s consolidated subsidiaries and consolidated variable interest entities.

On April 21, 2010, VimpelCom successfully completed an exchange offer (“Exchange Offer”) for OJSC VimpelCom shares (including shares represented by American Depositary Shares (“ADS”)), and acquired approximately 98% of OJSC VimpelCom’s outstanding shares (including shares represented by ADSs). Therefore, effective April 21, 2010, OJSC VimpelCom is a subsidiary of VimpelCom. VimpelCom is the accounting successor to OJSC VimpelCom, therefore accounting data and disclosures related to the period prior to April 21, 2010, represent accounting data and disclosures of OJSC VimpelCom. Information about the number of shares prior to April 21, 2010 has been adjusted to reflect the effect of the recapitalization due to the Exchange Offer.

On May 25, 2010, VimpelCom served a squeeze-out demand notice to OJSC VimpelCom demanding that the remaining shareholders of OJSC VimpelCom sell their shares to VimpelCom. The squeeze-out process was completed on August 6, 2010. As a result, VimpelCom became the sole shareholder of OJSC VimpelCom. The increase in additional paid-in capital of US$30,637 represents the difference between the amount recorded as redeemable noncontrolling interest on April 21, 2010 and the amount of liability to noncontrolling shareholders in OJSC VimpelCom recorded on May 25, 2010 when a squeeze-out demand notice was served (Note 21). The difference resulted from a change in the Russian ruble to US dollar exchange rate.

VimpelCom Ltd. ADS began trading on the New York Stock Exchange (“NYSE”) on April 22, 2010 while OJSC VimpelCom ADS were delisted from the NYSE on May 14, 2010.

VimpelCom earns revenues by providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. The Company operates telecommunications services in Russia, Kazakhstan, Ukraine, Armenia, Tajikistan, Uzbekistan, Georgia, Kyrgyzstan, Cambodia and Laos (Note 24) primarily under the “Beeline” brand name. VimpelCom has its headquarters based in Amsterdam, Netherlands. VimpelCom also has investments in an entity in Vietnam that launched its operations on July 20, 2009.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2. Basis of presentation and significant accounting policies

The accompanying financial statements have been presented in US dollars. Amounts are presented in thousands, except for share and per share (ADS) amounts or unless otherwise indicated.

Principles of consolidation

The consolidated financial statements have been prepared in accordance with US GAAP and include VimpelCom and all companies in which VimpelCom directly or indirectly exercises control, which generally means that VimpelCom owns more than 50% of the voting rights in the company. Consolidation is also required when the Company is subject to a majority of the risk of loss or is entitled to receive a majority of the residual returns or both from a variable interest entity’s activities.

All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.

Non-controlling interests are reported in the Consolidated Balance Sheets as a separate component of equity except for redeemable non-controlling interests which are reported outside of shareholders equity and represents the aggregate ownership interests in the subsidiaries that are held by owners other than the Company.

Investments in associates

Investments in associated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

Business combinations

VimpelCom accounts for its business acquisitions under the acquisition method of accounting. The total cost of an acquisition is allocated to the underlying assets, including intangible assets, and liabilities assumed based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, license and other asset lives and market multiples, among other items. Fair value measurement is determined based on the assumptions market participants would use in pricing the asset (risk premiums and profit margins) inherent in pricing model and input data. The results of operations of acquired companies are included in the Consolidated Financial Statements from the date of acquisition.

Foreign currency translation

The reporting currency of VimpelCom is the US dollar. Therefore, the accompanying financial statements were translated into the reporting currency in accordance with ASC 830, Foreign Currency Matters, using the current rate method. Domestic and certain foreign subsidiaries of VimpelCom have their local currencies as their functional currency, and use the current rate method for translating their financial statements to US dollars.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2. Basis of presentation and significant accounting policies (continued)

Foreign currency translation (continued)

The current rate method assumes that assets and liabilities measured in the functional currency are translated into US dollars at exchange rates prevailing on the balance sheet date; whereas revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transaction dates. VimpelCom translates income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into US dollars are reported in accumulated other comprehensive income, a separate component of shareholders’ equity.

Within the countries that VimpelCom operates, official exchange rates are determined daily by the respective countries’ central bank. Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the respective countries’ central bank.

Local currencies of certain of VimpelCom’s foreign subsidiaries are not fully convertible currencies outside the territories of countries of their operations. The translation of ruble-, tenge-, hryvnia-, somoni-, sum-, dram-, riel and lari-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle the reported values of these assets and liabilities in US dollars. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates. Accounting policies such as valuation of stock based compensation, business combinations, assessing tangible and intangible asset impairments, and revenue recognition include estimates and assumptions that may have a material impact on the financial statements.

Cash and cash equivalents

VimpelCom considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value. Escrow cash was primarily related to cash held in escrow at a financial institution for the collateralization of certain payment obligations that the Company has agreed to assume in the future. As of December 31, 2010, the balance on escrow cash was shown as restricted cash in other current assets (Note 14) in the accompanied balance sheet.

Trade accounts receivable and doubtful accounts

Accounts receivable are shown at their net realizable value which approximates their fair value. VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical data and other relevant factors, such as a change in tariff plans from pre-paid to post-paid.

Inventory

Inventory consists of telephone handsets and accessories for sale, SIM and scratch cards, equipment for sale and others, and is stated at the lower of cost or market. Cost is computed using either the average cost method or a specific identification method.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2. Basis of presentation and significant accounting policies (continued)

Value added tax

Value Added Tax (“VAT”) related to revenues is payable to the tax authorities on an accrual basis based upon invoices issued to customers or cash received. VAT incurred on purchases may be offset, subject to certain restrictions, against VAT related to revenues, or can be reclaimed in cash from the tax authorities under certain circumstances. VAT related to purchase transactions, which will be offset against VAT related to revenues within the following year, is recognized on the balance sheets on a gross basis. As of December 31, 2010, the VAT rate in the Netherlands was 19%, in Russia, Tajikistan and Georgia - 18%, in Kazakhstan and Kyrgyzstan it was 12%, and in Ukraine, Uzbekistan, and Armenia it was 20%.

Short term investments

Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are accounted for at cost.

Property and equipment

Property and equipment is stated at historical cost. The Company depreciates property and equipment assets using the straight-line method, depreciation expense is recognized ratably over the estimated useful life of the asset.

The following categories with the associated useful lives are used:

Mobile telecommunications equipment	5 - 10 years
Fixed line telecommunication equipment	3 - 12 years
Masts (telecommunication equipment)	15 - 20 years
Fiber-optic equipment	9 - 20 years
Buildings and constructions	15 - 30 years
Electronic exchange devices	7 years
Office and measuring equipment, vehicles and furniture	3 -10 years

Equipment acquired under capital leases is depreciated using the straight-line method over its estimated useful life or the lease term, whichever is shorter. Depreciation of these assets recorded under capital leases is included in “depreciation” in the statement of income. Capitalized leasehold improvement expenses for base station positions is depreciated using the straight-line method over the estimated useful life of seven years or the lease term, whichever is shorter.

Repair and maintenance costs are expensed as incurred. Interest costs are capitalized with respect to qualifying construction projects, the capitalization period begins when “qualifying expenditures” are made, development activities are underway and interest cost is being incurred.

Software

Under the provision of ASC 350-40, Intangibles – Goodwill and Other – Internal-use Software VimpelCom capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and VimpelCom management has authorized further funding of the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are depreciated using the straight-line method over the expected life of the asset. VimpelCom does not have significant research and development costs.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2. Basis of presentation and significant accounting policies (continued)

Long-lived assets impairment

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of ASC 360-10, Property, Plant and Equipment – Overall. ASC 360-10 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Impairment indicators that do not result in the actual impairment of the asset may, however, result in modification of the useful economic life to a shorter period.

Telecommunication licenses, goodwill and other intangible assets

VimpelCom has primarily acquired identifiable intangible assets through its acquisition of interests in various enterprises. Intangible assets consist primarily of telecommunication licenses, customer relationships, telephone line capacity, trademarks, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire and renew telecommunication licenses, as well as access to and for use of telephone lines (telephone line capacity). Telephone line capacity is accounted for as intangible assets and is amortized on a straight-line basis over a period of useful life but not to exceed ten years. Telecommunication licenses are amortized on a straight-line basis within the estimated useful lives determined based on management’s estimation of future economic benefits from these licenses. Customer relationships are amortized using pattern of consumption of economic benefit associated with them. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years. In accordance with ASC 350-10, Intangibles–Goodwill and Other – Overall, VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods.

For business combinations that occurred before December 31, 2008, goodwill represents the excess of consideration transferred over the fair value of the net assets acquired. For business combinations that occurred after December 31, 2008, goodwill represents the excess of consideration transferred, non-controlling interest and acquirer’s previously held equity interest in the acquiree, measured at fair value on the acquisition date, over the fair values of the identifiable net assets acquired. Goodwill is not amortized, but tested for impairment at least annually.

Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include, but are not limited to, a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2. Basis of presentation and significant accounting policies (continued)

Telecommunication licenses, goodwill and other intangible assets (continued)

Goodwill impairment is evaluated using a two-step process. The first step involves a comparison of the estimated fair value of each of the Company’s reporting units to its carrying values, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit in accordance with ASC 820, Fair Value Measurements and Disclosures, using an income approach. When available and as appropriate, the Company uses comparative market multiples to corroborate discounted cash flows results. Determining fair value based on the income approach is based on the present value of estimated future cash flows from a market participant perspective, discounted at an appropriate risk-adjusted rate. The cash flows employed in the DCF analyses are based on the most recent views of the medium and long-term outlook for each reporting unit considering market development, penetration and competitive environment in each geographic location and sub sector (fixed line, internet and mobile segments). The discount rates used in the DCF analyses are intended to commensurate with the risks and uncertainty inherent in the respective businesses forecasts. The Company derives its discount rates by applying the capital asset pricing model (i.e., to estimate the cost of equity financing) and analyzing published rates for industries relevant to our reporting units (including public information about risks premiums, cost of debt as well as debt-to-equity structure).

If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the consideration transferred. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

Accounting for assets retirement obligations

VimpelCom has certain legal obligations related to rented sites for base stations, which fall within the scope of ASC 410-20, Asset Retirement and Environmental Obligations – Asset Retirement Obligations. These legal obligations include obligations to remediate leased land and other locations on which base stations are located (Note 14).

Derivative instruments and hedging activities

ASC 815-10, Derivatives and Hedging, requires companies to recognize all of their derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has not designated any of its derivative contracts as hedges, therefore all changes in the fair values of derivatives are reflected in the accompanying statements of income as other income/(expense) and net foreign exchange (loss)/gain items (Note 7).

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2. Basis of presentation and significant accounting policies (continued)

Short-term deposits

Short-term deposits represent bank deposits carried at amounts of cash deposited with maturity dates within the twelve months ended December 31, 2011 except of deposits with an original maturity of 3 months or less at the time of purchase. Deposits can be withdrawn prior to the contractual maturity date. In case of early withdrawal interest rate will be decreased. As of December 31, 2010, the short-term deposits were recorded in other current assets in the amount of US$34,305.

Long-term deposits

Long-term deposits represent bank deposits carried at amounts of cash deposited with maturity dates after December 31, 2011. Deposits can be withdrawn prior to the contractual maturity date. In case of early withdrawal interest rate will be decreased. As of December 31, 2010, the long-term deposits were recorded in other non current assets in the amount of US$1,506.

Loans receivable

Loans receivable are stated at the principal amount outstanding plus interest receivable accrued, adjusted for the allowance for loan losses, which are reflected in other assets.

Revenue recognition

VimpelCom generates revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. Service revenues include revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). Interconnect revenue is generated when the Company receives traffic from mobile or fixed subscribers of other operators and that traffic terminates on VimpelCom’s network. Roaming revenues include both revenues from VimpelCom customers who roam outside of their home country network and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. VAS includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services. The content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers. VimpelCom charges subscribers a fixed monthly fee for the use of the service, which is recognized as revenue in the respective month.

Service revenue is generally recognized when the services (including VAS and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted for as customer advances for future services. Prepaid cards do not have expiration dates but are subject to statutory expiration periods, and unused balances are added to service revenue when cards expire. Also, VimpelCom uses E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenues from mobile equipment sales, such as handsets, are recognized in the period in which the equipment is sold.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2. Basis of presentation and significant accounting policies (continued)

Revenue recognition (continued)

Revenue from Internet services is measured primarily by monthly fees and internet-traffic volume which has not been included in monthly fees. Revenue from service contracts is accounted for when the services are provided. Payments from customers for fixed-line equipment are not recognized as revenue until installation and testing of such equipment are completed and accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. The Company recognizes DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk.

Revenues are stated net of value-added tax and sales tax charged to customers.

In accordance with the provisions of ASC 605-10-S25-3, Revenue Recognition-Overall-SEC Recognition-Delivery and Performance, VimpelCom defers upfront telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is from 15 to 30 months for mobile subscribers and from 4 to 9.5 years for fixed line subscribers. The Company also defers direct incremental costs related to connection fees for fixed line subscribers, in an amount not exceeding the revenue deferred.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2010, 2009 and 2008 was US$199,170, US$157,808 and US$345,888, respectively.

Rent

VimpelCom leases office space and the land and premises where telecommunications equipment is installed. Operating lease agreements for premises where telecommunications equipment is installed typically contain automatic year-by-year renewal provisions which stipulate renewal to the extent that neither party indicates otherwise, our experience to date indicates that renewal rates are in excess of 99%. Rental agreements do not include contingent or escalation clauses based on operations.

Rent expense under all operating leases and rental contracts in 2010, 2009 and 2008 was US$449,013, US$363,884 and US$370,533, respectively.

Government pension fund

VimpelCom contributes to the state pension funds in the Russian Federation, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Kyrgyzstan and Armenia on behalf of its employees, contributions are expensed as incurred. Total contributions for the years ended December 31, 2010, 2009 and 2008 were US$65,060, US$44,670 and US$58,010, respectively.

Borrowing costs

Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs associated with assets that require a period of time to get them ready for their intended use are capitalized and amortized over the related assets’ estimated useful lives. VimpelCom capitalized interest in the cost of long lived assets in the amount of US$30,993, US$39,952 and US$43,939 in 2010, 2009 and 2008, respectively. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2. Basis of presentation and significant accounting policies (continued)

Interest income

The Company earns interest income from deposits in banks and from granting loans. Interest income is calculated and recognized based on applied interest rate and the amount deposited as well as principal amount of loan granted.

Income taxes

VimpelCom computes and records income tax in accordance with ASC 740, Income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recognized for deferred tax assets when it is considered more likely than not that the asset will not be recovered.

VimpelCom’s policy is to recognize fines/penalties and interest related to income tax matters in accordance with ASC 740-10, Income taxes – Overall in income tax expense.

Concentration of credit risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service GSM network. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its active subscribers (subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period), of which approximately 94% subscribed to a prepaid service as of December 31, 2010 and, accordingly, do not give rise to credit risk. VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers. The Company also has receivables from other local and international operators from interconnect and roaming services provided to their customers, as well as receivables from customers using fixed-line services, such as business services, wholesale services and services to residents. Receivables from other operators for roaming services are settled through clearing houses.

VimpelCom holds available cash in bank accounts with financial institutions in countries of its operations. To manage credit risk associated with such cash holdings, VimpelCom allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

VAT is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors provide for equipment financing in respect of certain deliveries of equipment (Note 15). VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2. Basis of presentation and significant accounting policies (continued)

Accumulated other comprehensive income

ASC 220, Comprehensive income, requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes the effects of all other non-shareholder changes in net assets.

Stock-based compensation

VimpelCom accounts for stock-based compensation plans in accordance with ASC 718-10, Compensation – Stock Compensation – Overall. Under ASC 718-10, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

The Company also has stock-based compensation in a form of cash settled stock appreciation rights (“SARs”). The cost of these instruments which are recorded as liabilities is remeasured based on fair value of the instruments on each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity-based compensation.

On December 24, 2008, VimpelCom modified its stock-based compensation programs (except for “phantom” plans and SARs). The modification required the programs to have equity classification, rather than liability classification. The modification was applied to all the options outstanding as of the modification date. In determination of fair value VimpelCom considered historical data on estimated life of the options, forfeiture rates and volatility since from employee’s standpoint no changes to the amount of award were proposed. The historical stock based compensation provision accrued at the modification date in the amount of US$12,030 was reclassified from liability to equity and no gain or loss was recognized as of the modification date.

Government regulations

The Company is subject to governmental regulation of tariffs in its Armenian fixed line business of its direct wholly owned subsidiary CJSC “ArmenTel”. The Company has the right to seek tariff adjustments at the retail and wholesale level based on costs incurred. Governmental authorization of tariff adjustments is only necessary for those services that are under Governmental control.

The Company is subject to governmental control over tariffs in its Kazakhstan mobile telecom business of its consolidated subsidiary KaR-Tel Limited Liability Partnership (“KaR-Tel”), which is recognized as an entity having dominant position on the Kazakhstan market of mobile telecom. The Company has the right to make tariff adjustments, but is required by law to notify the antimonopoly state body of any increase of its tariffs and to justify the adjustments. The antimonopoly body is required to carry out an examination of tariff adjustments, on which it has been notified, and subject to results of such examination is empowered to prohibit increase of the tariffs.

No assets or liabilities have been recorded in the accompanying financial statements to recognize the effects of possible regulatory assets or liabilities, as allowed under ASC 980, Regulated Operations.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2. Basis of presentation and significant accounting policies (continued)

Litigation accrual

VimpelCom is party to various legal and regulatory proceedings in the normal course of business with respect to certain matters. Except as described in Note 24 VimpelCom does not believe that any legal or regulatory proceedings to which it is a party could have a material adverse impact on its business or prospects. VimpelCom evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with ASC 450, Contingencies and ASC 855-10-S99-2, Subsequent events – Overall – SEC Materials – Issuance of Financial Statements. These judgments are subjective based on the status of the legal or regulatory proceedings, the merits of its defenses and consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company’s judgments.

Treasury stock

The Company accounts its own shares held by the Company as treasury stock – a separate item of equity in the accompanying consolidated balance sheet.

Recent accounting pronouncements

In June 2009, the FASB issued amendments to ASC 810-10, Consolidation-Overall. These amendments require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement is effective for both interim and annual periods as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The adoption of this statement required VimpelCom to consolidate LLC Sky Mobile (“Sky Mobile”) as a variable interest entity starting January 1, 2010 (Note 3).

In October 2009, FASB issued ASU 2009-13, Revenue Recognition, codified in ASC 605-25, Revenue Recognition – Multiple Element Arrangement. ASU 2009-13 eliminates the use of the residual method of allocation and requires use of the relative-selling price method. ASU 2009-13 expands the disclosures required for multiple-element revenue arrangements. ASU 2009-13 is effective for both interim and annual periods as of the beginning of reporting entity’s first annual reporting period that begins after June 15, 2010 with earlier application permitted for full annual periods. VimpelCom adopted ASU 2009-13 since the January 1, 2010 by means of prospective application of its provisions. No changes in the units of accounting occurred as a result of the adoption of ASU 2009-13, no material changes in the pattern and timing of revenue recognition took place. The Company uses vendor specific evidence of selling price (VSOE), third-party evidence of selling price (TPE), or best estimate of selling price, as the basis for allocation of multiple element arrangement’s considerations. The adoption of the ASU 2009-13 has not materially affected the financial statements in the period after the initial adoption, as the fair value of elements from multiple arrangements approximate their VSOE values and revenue from multiple arrangements is not significant.

In January 2010, FASB issued ASU 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation – Overall to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this statement did not have an impact on VimpelCom’s financial position, results of operations and disclosures relative to noncontrolling interests.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2. Basis of presentation and significant accounting policies (continued)

Recent accounting pronouncements (continued)

In January 2010, FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, an amendment of ASC 820, Fair Value Measurements and Disclosures. ASU 2010-06 requires additional disclosures regarding assets and liabilities that are transferred between levels of the fair value hierarchy. ASU 2010-06 clarifies guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to separately disclosure purchases, sales, issuances, and settlements in the Level 3 rollforward, which becomes effective for fiscal years (and for interim periods within those fiscal years) beginning after December 15, 2010. The adoption of this statement expanded VimpelCom’s disclosures relative to fair value measurements (Note 7).

In July 2010, FASB issued ASU 2010-20, Disclosure about credit quality of financing receivables and the allowances for credit losses, an amendment of ASC 310, Receivables. The ASU requires to provide extensive new disclosures about financing receivables, including credit risk exposures and the allowance for credit losses. Among other things are: a rollforward of the allowance for credit losses, credit quality information such as credit risk scores or external credit agency ratings, impaired loan information, modification information, nonaccrual and past due information. ASU 2010-20 is effective for interim and annual reporting periods ending on or after 15 December 2010. The adoption of this statement expanded VimpelCom’s disclosures relative to long-term loans granted (Note 7).

In December 2010, FASB issued ASU 2010-28, when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts, an amendment of ASC 350, Intangibles – Goodwill and Other. The FASB concluded that when a reporting unit has a zero or a negative carrying amount and there are qualitative factors such as those in ASC 350 that indicate it is more likely than not that goodwill is impaired, it would be required to perform Step 2 of the impairment test that could affect financial statements by recognizing early goodwill impairment. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of the amendment as of December 31, 2010 will not affect VimpelCom’s financial statements,

In December 2010, FASB issued ASU 2010-29, Disclosure of supplementary pro forma information for business combinations, an amendment of ASC 805, Business Combinations. ASU 2010-29 specify that if a public entity presents comparative financial statements, revenue and earnings of the combined entity should be disclosed as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in the ASU also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective for business combinations consummated in fiscal years beginning on or after December 15, 2010. The adoption of this statement will affect VimpelCom’s disclosures relative to business combinations occurring starting January 1, 2011.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

3. Business combinations and purchases of noncontrolling interests

Kyivstar

On April 21, 2010, after the completion of the Exchange Offer, VimpelCom Ltd. acquired 100% ownership interest in Kyivstar from the affiliates of Altimo and the affiliates of Telenor ASA in exchange for 301,653,080 VimpelCom common shares.

The reason for the acquisition was that management believed that it would be value creative and in the best interests of the Company’s stakeholders.

The acquisition of Kyivstar by VimpelCom Ltd. is accounted for as a business combination under the “acquisition method,” as defined by ASC 805. The acquisition method requires the cost of the purchase to be based on the fair value of the consideration on the acquisition date.

The purchase price consideration was US$5,595,665, which was calculated based on the market value of OJSC VimpelCom shares on April 21, 2010 (US$18.55 per share).

The fair values of consolidated identifiable assets and liabilities of Kyivstar as of April 21, 2010, were as follows:

As of April 21, 2010
Cash and cash equivalents	$167,077
Other current assets	206,530
Property and equipment	954,098
Licenses (5 years weighted average remaining useful life)	129,887
Customer Relationships (13 years weighted average remaining useful life)	815,763
Other intangible assets (15 years weighted average remaining useful life)	176,545
Software (3 years weighted average remaining useful life)	181,588
Goodwill	3,442,842
Other non-current assets	29,970

Total assets acquired	6,104,300

Current liabilities	159,814
Long-term liabilities	348,821

Total liabilities assumed	508,635

Total acquisition price	$5,595,665

Customer relationships acquired are primarily amortized using pattern of consumption of economic benefit associated with them.

The excess of the purchase consideration over the fair value of the identifiable net assets of Kyivstar amounted to US$ 3,442,842 and was recorded as goodwill. The goodwill was assigned to the Ukraine reportable segment and is expected to be realized from the potential of Ukrainian telecommunication market development in the future as well as synergies with VimpelCom’s operations in Ukraine prior to the acquisition. This goodwill is not deductible for tax purposes. The direct transaction costs incurred in the transactions were treated as expenses under ASC 805 with no impact on goodwill.

The results of operations of Kyivstar were included in the accompanying consolidated financial statements from the acquisition date of April 21, 2010. Net operating revenue, operating income and net income attributable to VimpelCom of Kyivstar, before eliminating intercompany transactions, for the period from April 21, 2010 to December 31, 2010 were US$1,019,693, US$197,395 and US$219,594 in the accompanying consolidated statement of income.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

3. Business combinations and purchases of noncontrolling interests (continued)

Sky Mobile

On February 13, 2008, VimpelCom advanced to Crowell Investments Limited (“Crowell”), under a loan agreement as of February 11, 2008 (the “Crowell Loan Agreement”), a loan in the principal amount of US$350,000 and at the interest rate of 10%. The loan was secured by 25% of the shares of Limnotex Developments Limited (“Limnotex”).

The Crowell Loan Agreement was entered into after Crowell acquired the entire issued share capital of Menacrest Limited (“Menacrest”), which is the parent company of Sky Mobile, a mobile operator in Kyrgyzstan, holding GSM and 3G licenses to operate over the entire territory of Kyrgyzstan (Note 23). Crowell granted the Company two call options (the “Call Option Agreement”) over the entire issued share capital of Menacrest.

On May 29, 2009, VimpelCom agreed to amend the Crowell Loan Agreement in that the term of the loan facility was extended until February 11, 2014 and interest rate has been changed to be a fixed amount per annum starting from the effective date of the amendment. Also, the security interest granted by Crowell to VimpelCom over 25% of the shares of Limnotex was replaced by a security interest over 100% of the shares of Menacrest.

In accordance with ASC 810-10, Consolidation – Overall, VimpelCom analyzed these agreements to determine if the entities that are party to them were variable interest entities (“VIE”) on both quantitative and qualitative basis. The Company concluded that Sky Mobile is a VIE. The Company did not consolidate Sky Mobile in 2008 and 2009 as they failed to meet the quantitative requirements of ASC 810-10 to be the primary beneficiary.

As a result of the adoption of FASB Statement No.167, an amendment of ASC 810-10, starting January 1, 2010 (Note 1) VimpelCom was considered the primary beneficiary of Sky Mobile because VimpelCom: (1) had the power to direct matters that most significantly impact the activities of the VIE through a management agreement (“Management Agreement”) arranged between KaR-Tel Limited Liability Partnership (“KaR-Tel”), a consolidated subsidiary of VimpelCom, and Sky Mobile, and (2) had the right to receive benefits of the VIE that could potentially be significant to the VIE. The right was achieved through the price mechanism of the Call Option Agreement and through the agreement that all dividends declared and distributed by Sky Mobile and Menacrest should be transferred directly to VimpelCom as settlement of the outstanding loan and interest accrued due from Crowell.

The consolidation of Sky Mobile was accounted for as a business combination under ASC 805, Business Combinations. As the Company did not initially own any shares in Sky Mobile for the period from January 1, 2010 to October 19, 2010 all the equity of Sky Mobile for that period was classified as noncontrolling interest.

Under ASC 810-10, VimpelCom is required to initially measure the assets, liabilities and noncontrolling interest in Sky Mobile at their carrying amounts as of January 1, 2010. These carrying amounts are the amounts at which the assets, liabilities and noncontrolling interest would have been carried in the consolidated financial statements of VimpelCom if the amended standard had been effective at the date when VimpelCom first met the conditions to be the primary beneficiary under the amended standard, and the fair values of the assets, liabilities and noncontrolling interest of Sky Mobile had been initially measured at such a date. VimpelCom has determined that such a date was March 28, 2008, which was the date that the Management Agreement was concluded.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

3. Business combinations and purchases of noncontrolling interests (continued)

Sky Mobile (continued)

The values of consolidated identifiable assets and liabilities of Sky Mobile as of January 1, 2010, the date VimpelCom initially consolidated Sky Mobile due to the application of requirements of ASC 810-10 (Note 1), were as follows:

As of the Effective Date of Consolidation
Cash and cash equivalents	$4,702
Other current assets	26,358
Property and equipment (5 years weighted average remaining useful life)	81,582
Licenses (6 years weighted average remaining useful life)	11,894
Other intangible assets	38,957
Goodwill	289,955
Other non-current assets	4,557

Total assets acquired	458,005

Current liabilities	(25,178)
Long-term liabilities	(7,520)

Total liabilities	(32,698)

Noncontrolling interest	$(425,307)

The recognized goodwill is expected to be realized from the potential of Kyrgyzstan telecommunication market development.

The fair value of non-controlling interest acquired was based on fair value of the entire business of Sky mobile acquired.

The results of operations of Sky Mobile were included in the accompanying consolidated statement of income from the effective consolidation date of January 1, 2010, as required by ASC 810-10.

On October 20, 2010, the Company exercised the first call option to acquire 50.1% of the issued share capital of Menacrest. The remaining 49.9% of Menacrest is owned by Crowell. On the same date the pledge over 100% of Menacrest shares was released by the Company and Management Agreement terminated.

The consideration for the 50.1% share capital of Menacrest was US$150,300, which has been set off against part of the debt of Crowell to the Company under the Crowell Loan Agreement. Additionally, as part of this transaction, the Company assumed long-term liabilities of US$53,957. The transaction was accounted for as an equity transaction with additional liabilities assumed. The difference between the fair value of loan forgiven and the carrying value of the non-controlling interest is recorded as a credit to additional paid in capital in the amount of US$25,060 and increase in accumulated other comprehensive loss in the amount of US$11,351.

The amount of revenue and net income attributable to VimpelCom of Sky Mobile since the acquisition date included in the consolidated statement for the year ended December 31, 2010 were US$112,900 and US$1,000, respectively.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

3. Business combinations and purchases of noncontrolling interests (continued)

Sky Mobile (continued)

The following unaudited pro forma combined results of operations for VimpelCom give effect to the Kyivstar and Sky Mobile business combination as if they had occurred on January 1, 2009. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

Unaudited	Year ended December 31, 2010	Year ended December 31, 2009
Pro forma total operating revenues	$10,891,139	$10,177,151
Pro forma net income attributable to VimpelCom	1,720,225	1,363,421
Pro forma basic and diluted net income per common share	$1.43	$1.16

Foratec

On July 29, 2010, VimpelCom acquired 100% of the share capital of Closed Joint Stock Company Foratec Communication (“Foratec”), one of the leading alternative fixed-line providers in Urals region of Russia. The primary reason for the acquisition of Foratec was enhancing VimpelCom presence in Ural Region, including business services market. The total value of the transaction amounted to RUR1,120 million (the equivalent to US$37,096 as of July 29, 2010). The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of Foratec amounted to US$13,381. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$23,715. This amount was recorded as goodwill, was mainly assigned to the Russia fixed reporting unit and is subject to annual impairment tests. The recognized goodwill is expected to be realized primarily from the synergies of combining of VimpelCom’s and Foratec’s regional operations.

Tacom

On July 30, 2010, VimpelCom increased its ownership interest in Limited Liability Company Tacom, a consolidated Tajikistan subsidiary of VimpelCom, from 80% to 90% by acquiring an additional 10% ownership interest for a total cash consideration of US$10,300. The transaction was accounted for as a decrease in noncontrolling interest and an increase in additional paid-in capital.

LLC Golden Telecom (Ukraine)

On December 30, 2009, VimpelCom increased its ownership interest in LLC Golden Telecom, a consolidated Ukrainian subsidiary of VimpelCom, from 80% to 100% by acquiring the 20% ownership interest it did not already own for a total cash consideration of US$18,200. The transaction was accounted for as a decrease in noncontrolling interest and an increase in additional paid-in capital.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

4. Consolidated variable interest entities

Sotelco

On July 16, 2008, VimpelCom through Ararima acquired an indirect 90% voting and economic interest in the Cambodian company Sotelco Ltd. (“Sotelco”), which holds a GSM 900/1800 license and related frequencies for the territory of Cambodia. The transaction was made through the purchase of 90% of Sotelco’s parent company, Atlas Trade Limited (BVI) (“Atlas”), for US$28,000 from Altimo. The remaining 10% of Atlas are owned by a local partner, a Cambodian entrepreneur. VimpelCom has also acquired a call option to purchase the 10% interest of the local partner. The acquisition of Sotelco was accounted for as an asset acquisition of the telecom license. On acquisition, the Company allocated approximately US$41,646 to license, US$8,329 to deferred tax liability and US$5,100 to noncontrolling interest.

On May 18, 2009, Sotelco launched its mobile operations in Cambodia under VimpelCom’s “Beeline” brand.

Based on analysis performed, management concluded that Sotelco is a variable interest entity (VIE) and that VimpelCom should consolidate these entity under the guidance of ASC 810-10.

VimpelCom is the primary beneficiary of Sotelco because it: (1) has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance – VimpelCom has 90% voting shares in Sotelco therefore VimpelCom has the power to direct the activates of the Sotelco that mostly significant to the entity’s economic performance, and (2) has the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Future development of Sotelco will be fully dependent upon VimpelCom’s ability to finance it or guarantee the borrowings. The minority shareholder risk is limited by the price to be paid under option agreement. Per the agreement, the call option exercise price is determined at the fair value of the non-controlling interest.

The magnitude of Sotelco’s impact on VimpelCom’s financial position and performance may be illustrated by the following. As of December 31, 2010, the carrying amounts of Sotelco current assets and non-current assets were US$20,142 and US$139,816, and short-term liabilities and long-term liabilities were US$18,064 and US$184,719, respectively, before eliminating intercompany balances, in the accompanying consolidated balance sheet. Also, net operating revenue, operating loss and net loss attributable to VimpelCom of Sotelco, before eliminating intercompany transactions, for year ended December 31, 2010 were US$21,840, US$37,692 and US$47,025, respectively, in the accompanying consolidated statement of income. Sotelco mainly generates cash outflows for investing activities as well as negative operating cash flows.

VIP Finance Ireland Limited

VIP Finance Ireland Limited (“VIP Finance”) was incorporated in Ireland as a private company with limited liability. The principal shareholder of VIP Finance is the Deutsche International Finance (Ireland) Limited. All shares are held under the terms of declarations of trust under which the relevant share trustee holds the issued shares on trust for a charity.

VIP Finance was established for the purpose of issuing asset backed securities, specifically to raise capital by the issue of debt securities and to use an amount equal to the proceeds of each such issuance to grant loans to VimpelCom.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

4. Consolidated variable interest entities (continued)

VIP Finance Ireland Limited (continued)

The information on VIP Finance eurobonds issuance for the purpose of granting loans to VimpelCom may be found in Notes 15 and 24.

VIP Finance charges by way of security to BNY Corporate Trustee Services Limited, as trustee, its rights to principal, premium (if any), interest and additional amount (if any) under each of the loan agreements with VimpelCom (Notes 15, 24), other than certain reserved rights, as well as certain sums held in an account of VIP Finance relating to such loan agreement, and transfers certain of its administrative rights under each of the loan agreements to the Trustee upon the closing of the offering of the notes for the benefit of the holders of the relevant notes. The loans rank equal in right of payment with VimpelCom’s other outstanding unsecured and unsubordinated indebtedness.

VIP Finance is only to be obligated to make payments of principal, premium (if any), interest and additional amounts (if any) to noteholders to the extent that VimpelCom makes payments to the VIP Finance’s account of all principal, premium (if any) interest and additional amounts (if any) under the terms of the relevant loan agreements.

The Directors of VIP Finance expect that the present level of activity will be sustained for the foreseeable future.

VimpelCom has the power to direct the activities that most significantly impact the VIP Finance’ economic performance and has the obligation to absorb losses associated with the possible default with respect to principal and interest payments on notes.

In accordance with ASC 810-10-25-38, VimpelCom consolidates VIP Finance as it is the primary beneficiary of VIP Finance.

There is no significant impact of VIP Finance consolidation on VimpelCom’s financial position and performance, as well as on VimpelCom cash flows.

5. Cash and cash equivalents

Cash and cash equivalents consisted of the following at December 31:

	2010	2009
US dollars	$308,569	$919,739
Russian rubles	303,566	361,344
Ukrainian Hryivna	177,016	3,952
Kazakhstan Tenge	37,110	37,391
Uzbekistan Sum	34,453	98,384
EURO	19,381	19,646
Armenian Dram	2,741	5,234
Other currencies	2,289	1,259

Total cash and cash equivalents	$885,125	$1,446,949

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

6. Derivative instruments

VimpelCom uses derivative instruments, including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes. Derivatives are considered to be economic hedges, however all derivatives are accounted for on a fair value basis and the changes in fair value are recorded in the statement of income. Cash flows from derivative instruments are reported in operating activities section in the statement of cash flows. As described in Note 1, the Company adopted ASC 820-10, Fair Value Measurements and Disclosures – Overall on January 1, 2008. ASC 820-10, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major class of asset and liability measured at fair value on either a recurring or nonrecurring basis.

ASC 820-10 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company measures the fair value of derivatives on a recurring basis, using observable inputs (Level 2), such as LIBOR floating rates, which were 0.49781% and 0.28219% as of October 25, 2010 and December 31, 2009, respectively, using income approach with present value techniques.

The following table represents VimpelCom’s derivatives as of December 31, 2010 and for the years ended December 31, 2010 and 2009:

Derivatives not designated as hedging	Location of gain (loss) recognized in	For the year ended	For the year ended	For the year ended
instruments under ASC 815-10	income on derivative	December 31, 2010	December 31, 2009	December 31, 2008
Interest rate exchange contracts	Other income/ (expense)	$(444)	$(1,792)	$(5,493)
	Interest expense	—	—	(3,153)
Foreign exchange contracts	Net foreign exchange (loss)/gain	14,018	(35,996)	120,102

Total derivatives not designated as hedging instruments under ASC 815-10		$13,574	$(37,788)	$111,456

	As of December 31, 2010		As of December 31, 2009
Derivatives not designated as hedging	Liability derivatives		Liability derivatives
instruments under ASC 815-10	Balance Sheet Location	Fair value	Balance Sheet Location	Fair value
Interest rate exchange contracts	Accrued liabilities	$—	Accrued liabilities	$1,163
Interest rate exchange contracts	Other non-current liabilities	—	Other non-current liabilities	3,961

Total derivatives not designated as hedging instruments under ASC 815-10		$—		$5,124

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

6. Derivative instruments (continued)

The disclosure of derivatives fair value is also provided in Note 7.

On October 27, 2007, Sovintel entered into a three-year Interest Rate Swap agreement with Citibank, N.A. London Branch, to reduce the volatility of cash flows in the interest payments for variable-rate debt in the amount of US$225,000. Pursuant to the agreement, Sovintel exchanged interest payments on a regular basis and paid a fixed rate equal to 4.355% in the event LIBOR floating rate is not greater than 5.4%, and otherwise Sovintel paid LIBOR floating rate. As of October 25, 2010, Sovintel fully exercised a SWAP under its Interest Rate SWAP agreement with Citibank.

On March 5, 2008, VimpelCom entered into an option agreement (zero-cost collar) with Deutsche Bank and received a right to purchase US dollars in the amount of US$643,620 for Russian rubles at a rate not higher than 26.84 Russian rubles per one US dollar in exchange for granting to Deutsche Bank a right to sell the same amount of US dollars to VimpelCom at a rate not lower than 23.50 Russian rubles per one US dollar. Options were exercisable at various dates ranging from August 2008 to March 2009 and were fully exercised as of March 31, 2009.

On October 3, 2008, VimpelCom entered into an option agreement (zero-cost collar) with Vneshtorgbank (“VTB”) and received a right to purchase US dollars in the amount of US$851,813 for Russian rubles at a rate not higher than 33.15 Russian rubles per one US dollar in exchange for the granting to VTB a right to sell the same amount of US dollars to VimpelCom at rate not lower than 24.90 Russian rubles per one US dollar. Options were exercisable at various dates ranging from April 2009 to September 2009 and were fully exercised as of September 30, 2009.

In March 2009, VimpelCom entered into a series of forward agreements with BNP Paribas and Citibank to acquire US dollars in the amounts of US$101,134 and US$65,558, respectively, at rates ranging from 38.32 to 39.72 Russian rubles per one US dollar, to hedge its short-term US dollar-denominated liabilities due in the fourth quarter of 2009. These forward agreements were fully exercised as of December 31, 2009.

On June 11, 2010, VimpelCom entered into a forward agreement with ING Bank N.V. to sell US$461,501 in Russian rubles at rate 31.4655 Russian rubles per one US dollar to economically hedge squeeze out payments to noncontrolling shareholders in OJSC VimpelCom (Note 1, Note 16) due in July 2010. This forward agreement was realized on July 14, 2010, expiration date, with a gain of US$9,192.

On July 14, 2010 VimpelCom entered into a forward agreement with ING Bank N.V. to sell US$461,501 in Russian rubles at rate 30.56 Russian rubles per one US dollar which was fully exercised on July 28, 2010 with a gain of US$4,826.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

7. Fair value of financial instruments

VimpelCom measures financial assets and financial liabilities at fair value on a recurring basis.

The following table provides the disclosure of fair value measurements separately for each major class of assets and liabilities measured at fair value.

	Fair Value Measurements as of December 31, 2010 Using				Fair Value Measurements as of December 31, 2009 Using
Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total as of December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total as of December 31, 2009
Interest rate exchange contracts	$—	$—	$—	$—	$—	$5,124	$—	$5,124

Total liabilities	$—	$—	$—	$—	$—	$5,124	$—	$5,124

As of December 31, 2010 and December 31, 2009, the fair value of fixed rate bank loans (based on future cash flows discounted at current market rates) was as follows:

	December 31, 2010		December 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Loans payable
Eurobonds	$1,800,647	$2,029,085	$1,800,647	$1,946,126
US$3,500 million Loan Facility	—	—	1,170,000	1,145,071
UBS (Luxemburg) S. A.	784,764	859,792	1,063,264	1,111,915
Sberbank	1,427,495	1,434,188	1,436,555	1,458,612
EUR600 million Loan Facility	—	—	632,371	636,793
Ruble Bonds	1,314,719	1,389,991	661,284	733,609
US$275 million Loan Facility	—	—	190,410	188,001

Loans receivable
Crowell	231,431	195,411	401,737	324,652

These loans payable are recorded in long term debt except current portion, which is recorded in short term debt.

The loan granted to Crowell is recorded in other non-current assets.

The fair value of bank financing, equipment financing contracts and other financial instruments not included in the table above approximates carrying value.

The fair market value of financial instruments, including cash and cash equivalents, which are included in current assets and liabilities, accounts receivable and accounts payable approximates the carrying value of these items due to the short term nature of these amounts.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

8. Property and equipment

Property and equipment, at cost, consisted of the following at December 31:

	2010	2009
Telecommunications equipment	$8,710,281	$7,206,446
Land, buildings and constructions	586,663	335,675
Office and measuring equipment	948,869	769,097
Other equipment	399,774	370,192

	10,645,587	8,681,410
Accumulated depreciation	(5,024,525)	(3,730,395)
Equipment not installed and assets under construction	1,314,225	610,554

Total property and equipment, net	$6,935,287	$5,561,569

9. Telecommunications licenses and other intangible assets

Telecommunications licenses acquired directly by VimpelCom were initially recorded at cost. Telecommunications licenses acquired in business combinations were initially recorded at their fair value as of the acquisition date.

The total gross carrying value and accumulated amortization of VimpelCom’s telecommunications licenses as of December 31, 2010 and 2009 were as follows:

	2010	2009
Telecommunications licenses, at cost	$1,414,897	$1,240,201
Accumulated amortization	(851,966)	(697,604)

Total telecommunications licenses, net	$562,931	$542,597

The total gross carrying value and accumulated amortization of VimpelCom’s other intangible assets by major intangible asset class as of December 31, 2010 and December 31, 2009 was as follows:

	2010	2009
Telephone line capacity	$153,841	$149,077
Customer relationships	1,504,839	763,496
Other intangible assets	550,207	219,668

	2,208,887	1,132,241
Accumulated amortization	(727,087)	(431,876)

Total other intangible assets, net	$1,481,800	$700,365

Amortization expense for all VimpelCom’s intangible assets (telecommunications licenses and other intangible assets) for each of the succeeding five years is expected to be as follows:

2011	$468,789
2012	386,748
2013	236,868
2014	187,191
2015	153,992
Thereafter	611,143

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

10. Impairment of goodwill and long-lived assets

The Company has the following reporting units. The change in carrying amount of goodwill for the year ended December 31, 2009 and December 31, 2010 is presented below:

Reporting units	Balance as of December 31, 2008	Translation adjustment	Balance as of December 31, 2009	Acquisition	Translation adjustment	Balance as of December 31, 2010
Russia fixed line	$1,935,455	$(55,366)	$1,880,089	$32,568	$(14,515)	$1,898,142
Russia mobile	749,978	(21,420)	728,558	—	(5,563)	722,995
Kazakhstan mobile	479,706	(88,845)	390,861	—	1,913	392,774
Uzbekistan mobile	154,061	—	154,061	—	—	154,061
Armenia mobile	134,552	(25,107)	109,445	—	4,112	113,557
Armenia fixed line	10,127	(1,911)	8,216	—	331	8,547
Tadjikistan mobile	13,063	—	13,063	—	—	13,063
Ukraine	—	—	—	3,442,843	(13,708)	3,429,135
Kyrgyzstan mobile	—	—	—	289,803	(18,363)	271,440

Total	$3,476,942	$(192,649)	$3,284,293	$3,765,214	$(45,793)	$7,003,714

Under provisions of ASC 350, Intangibles – Goodwill and Other, goodwill is tested annually for impairment or upon the occurrence of certain events or substantive changes in circumstances. In performing the first step (“Step 1”) of the goodwill impairment test in accordance with ASC 350, the Company compared the carrying values of its reporting units to their estimated fair values. In determining the estimated fair values of the reporting units, the Company employed a Discounted Cash Flow (“DCF”) analysis. Determining estimated fair values requires the application of significant judgment. The basis for VimpelCom’s cash flow assumptions includes historical and forecasted revenue, operating costs and other relevant factors including estimated capital expenditures.

	2010	2009	2008
Discount rate (functional currency)	12.9%-15.6%	14.6%-16.0%	16.6%-21.9%
Terminal growth rate	3%-4.5%	3%-3.5%	3%-3.5%
Start of terminal growth period	7 years-10 years	7 years-10 years	7 years-10 years

The Company estimates revenue growth rates for each reporting unit and each future year. These rates vary based on numerous factors, including size of market in particular country, GDP (Gross Domestic Product) and foreign currency projections, traffic growth, market share and others. In 2010, the Compound Annual Growth Rates ranged from negative 0.4% to positive 9.7% in comparison to a range of 3.7%-13.7% in 2009. In 2010 the average operating income margins ranged from 12.9% to 40.9% (in 2009 the average operating income margins ranged from 12.4 % to 37.1%).

The results of the DCF analyses were corroborated with other value indicators where available, such as the Company’s market capitalization, comparable company earnings multiples and research analyst estimates. Management bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

10. Impairment of goodwill and long-lived assets (continued)

In 2010 and 2009, the results of this Step 1 process indicated that there was no impairment of goodwill as the estimated fair values of the reporting units exceeded the carrying values of their net assets.

In 2008, the results of this Step 1 process indicated that there was a potential impairment of goodwill in the Russia Fixed line and Ukraine Mobile reporting units, as the carrying values of the net assets of the reporting units exceeded their estimated fair values. As a result of the Step 2 analyses, as of December 31, 2008 the Company recorded goodwill impairments of US$315,049 and US$53,778 at the Russia Fixed and Ukraine Mobile reporting units, respectively.

To illustrate the magnitude of potential goodwill impairments relative to future changes in estimated fair values, had the fair values of the following material reporting units been hypothetically lower by the percentages listed below, the reporting unit book value would have exceeded fair value as of the impairment test date, October 1, 2010, by approximately the following amounts set forth in the table.

	10%	20%	30%
Russia Fixed	106,022	447,463	788,904
Armenia Mobile	—	14,268	36,495
Armenia Fixed line	—	5,720	33,372
Kyrgyzstan	—	20,105	64,109
Ukraine	—	439,343	1,078,550

If any of these cases were to occur, Step 2 of the goodwill impairment test would be required to be performed to determine the ultimate amount of impairment loss to record, if any.

As for the other reporting units, a change in fair value of 30% would not cause the reporting unit to fail Step 1.

An increase in the discount rate by one percentage point or a reduction in revenue growth by 10% would result in a decrease in the combined fair value of the reporting units as of impairment test date of approximately US$3,110,353 (or 9.1%) and US$2,160,916 (or 6.3%), respectively. For the reporting units discussed above, the relative decreases in fair value of reporting units as of the impairment test date would be:

	1% age Point Increase	10% Decrease in
	In Discount Rate	Revenue Growth
Russia Fixed	10.9%	12.2%
Armenia Mobile	8.2%	8.8%
Armenia Fixed	7.1%	1.9%
Kyrgyzstan	7.4%	7.7%
Ukraine	9.3%	8.2%

Long lived assets

As a result of the goodwill impairments for the year ended December 31, 2008, the Company also tested the finite-lived intangible assets for impairment pursuant to the provisions of ASC 360-10, Property, Plant and Equipment – Overall. For the Russia Fixed reporting unit, the undiscounted future cash flows associated with the long-lived assets exceeded the carrying value of those assets, and thus there was no impairment. However, for the Ukraine Mobile reporting unit, because of the decrease in the expected future cash flows due to the projected decline in service revenues (relative to the Company’s previous analyses), the Company concluded such assets were impaired, and an asset impairment of US$36,300 was recognized for the year ended December 31, 2008.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

10. Impairment of goodwill and long-lived assets (continued)

Long lived assets (continued)

VimpelCom also decided to write-off the value of DVB-T/DVB-H licenses in the year ended December 31, 2008.

For the year ended December 31, 2009 no impairment indicators were noted and no loss was recognized. For the year ended December 2010 the Company identified impairment indicators of ArmenTel Fixed line’s long-lived assets. As a result of impairment test the undiscounted future cash flows associated with the long-lived assets exceeded the carrying value of those assets, and thus there was no impairment.

11. Software

The total gross carrying value and accumulated amortization of VimpelCom’s software as of December 31, 2010 and December 31, 2009 were as follows:

	2010	2009
Software, at cost	$1,905,803	$1,489,107
Accumulated depreciation	(1,278,473)	(1,040,852)

Total software, net	$627,330	$448,255

12. Investments in associates

Investments in associates consisted of the following at December 31:

	Percentage of ownership	2010	2009
GTEL - Mobile (1)	40.0%	$223,275	$265,797
Euroset (2)	49.9%	190,462	140,095
Rascom (3)	54.0%	28,952	26,840
Others		3,441	4,035

Total		$446,130	$436,767

(1), (2)	The following table shows the combined results of operations and financial position of Euroset and GTEL-Mobile:

	2010	2009	2008
Current assets	$552,981	$765,550	$1,063,151
Non-current assets	732,611	823,517	689,192
Current liabilities	1,038,315	1,167,541	1,508,505
Non-current liabilities	83,198	303,097	5,757
Net assets	164,079	118,429	238,081
Share of VimpelCom in net assets	36,646	2,869	52,899
Net sales	2,019,401	1,714,598	504,307
Gross profit	762,389	576,460	160,857
Net gain/(loss)	86,124	(90,295)	(116,337)
Net gain/(loss) attributable to VimpelCom	50,683	(39,185)	(58,497)

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

12. Investments in associates (continued)

The difference between the share of VimpelCom in net assets of associates and the carrying amount of investments in associates primarily represents goodwill attributable to Euroset and expenses associated with investments in GTEL-Mobile.

(3)	Investment in Rascom CJSC (“Rascom”) does not qualify for accounting under the consolidation method of accounting because the rights of the minority shareholder represent substantive participating rights, and as result, such rights overcome the presumption that the Company controls Rascom. Therefore, the Company accounts for this investment under the equity method. Equity in net income of Rascom for the years ended December 31, 2010, 2009 and 2008 was US$2,698, US$3,862 and US$2,176, respectively.

13. Inventory

Inventory consisted of the following at December 31:

	2010	2009
Telephone handsets and accessories for sale	$88,641	$20,255
SIM-Cards	13,853	17,572
Scratch cards	8,975	4,064
Info materials	4,350	3,257
Equipment for sale	1,592	8,886
Other inventory	20,002	7,885

Total	$137,413	$61,919

14. Supplemental balance sheet information

Other current assets consisted of the following at December 31:

	2010	2009
Advances to suppliers	$168,468	$116,576
Prepaid taxes	51,600	9,989
Short-term investments	36,511	406,856
Restricted cash (Note 23)	33,222	—
Software with a useful life shorter than one year	32,062	29,097
Roaming discounts	31,591	25,089
Deferred costs related to connection fees	16,505	6,505
Interest receivable	3,543	15,697
Other	44,767	17,448

Total other current assets	$418,269	$627,257

Short-term investments represent bank deposits carried at amounts of cash deposited with maturity dates within the year ended December 31, 2011. Deposits can be withdrawn prior to the contractual maturity date. In case of early withdrawal interest rate will be decreased.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

14. Supplemental balance sheet information (continued)

Other non-current assets consisted of the following at December 31:

	2010	2009
Loan granted to Crowell and related long-term interest accrued	$231,431	$395,792
Frequencies and permissions	114,840	107,118
Prepayments to suppliers for long-lived assets	109,145	23,904
Unamortized debt issue costs	41,724	96,016
Deferred costs related to connection fees	26,903	11,080
Long-term input VAT	8,723	27,941
Long-term deposits	1,506	78,880
Long-term advances	—	29,364
Other long-term assets	42,052	20,891

Total other non-current assets	$576,324	$790,986

No allowances were accrued by the Company in relation to loan granted to Crowell. Management monitors the credit quality of this receivable by analyzing the assets and liabilities of Crowell. There is no information such as credit risk scores or external credit agency ratings for Crowell.

Long-term deposits represented bank deposits with maturity dates of more than twelve months.

Other current accrued liabilities consisted of the following at December 31:

	2010	2009
Interest payable	$65,438	$94,299
Short-term deferred revenue	46,904	28,713
Cash rights for shares of Golden Telecom (Note 23)	33,222	145,930
Accrued roaming rebates	31,562	11,494
Roaming litigations (Note 23)	11,840	—
Accrued financial fees	8,340	—
Other accrued liabilities	15,017	34,551

Total current accrued liabilities	$212,323	$314,987

Cash rights for shares of Golden Telecom represents amount not paid to the previous shareholders of Golden Telecom as of December 31, 2009 and amount of liability not paid to the previous shareholders of Golden Telecom as of December 31, 2010 but deposited on an escrow account (reported in other current assets disclosed above) (Note 3).

Other non-current liabilities consisted of the following at December 31:

	2010	2009
FIN 48 provision, long-term portion	$83,400	$73,621
Asset retirement obligations	47,387	37,916
Long-term deferred revenue	43,325	35,766
Derivatives	—	3,961
Other non-current liabilities	10,021	13,372

Total other non-current liabilities	$184,133	$164,636

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

14. Supplemental balance sheet information (continued)

The following table summarizes the movement in asset retirement obligations for the years ended December 31, 2010 and December 31, 2009:

	2010	2009
Asset retirement obligations at the beginning of the reporting period	$37,916	$29,717
Liabilities incurred in the current period	4,419	3,900
Accretion expense	2,831	2,027
Increase as a result of changes in estimates	2,323	2,936
Foreign currency translation adjustment	(102)	(664)

Asset retirement obligations at the end of the reporting period	$47,387	$37,916

The accretion expense was included in depreciation in the accompanying consolidated statements of income.

15. Short and long-term debt

VimpelCom finances its operations using a variety of lenders in order to minimize total borrowing costs and maximize financial flexibility. The Company continues to use bank debt, lines of credit and notes to fund operations, including capital expenditures.

The following table provides a summary of outstanding bank loans, equipment financing indebtedness, capital lease obligations and other debt as of:

	December 31, 2010	December 31, 2009
Bank loans, less current portion	$4,321,104	$5,356,655
Long-term portion of equipment financing	177,757	182,935
Long-term portion of capital leases	—	316

Total long-term debt	$4,498,861	$5,539,906

Bank loans, current portion	$1,091,758	$1,729,364
Short-term portion of equipment financing	70,367	79,830
Short-term portion of capital leases	319	3,947

Bank and other loans, current portion	$1,162,444	$1,813,141

Bank loans consisted of the following as of December 31:

	2010	2009
Eurobonds (1)	$1,800,647	$1,800,647
Sberbank (2)	1,429,477	1,436,555
Ruble Bonds (3)	1,313,789	661,284
UBS (Luxembourg) S.A. (4)	784,764	1,063,264
Citibank International plc (5)	28,287	44,740
US$3,500 million Loan Facility (Facility B) (6)	—	1,170,000
EUR600 million Loan Facility (7)	—	632,371
Svenska Handelsbanken AB (8)	—	57,671
US$275 million Loan Facility (9)	—	190,410
Standart Bank PLC – loan to URS (10)	—	20,000
Bayerische Hypo- und Vereinsbank AG (11)	—	9,001
Other loans	55,898	76

	$5,412,862	$7,086,019
Less current portion	(1,091,758)	(1,729,364)

Total long-term bank loans	$4,321,104	$5,356,655

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

15. Short and long-term debt (continued)

(1)

On April 30, 2008, VIP Finance completed an offering of an aggregate principal amount of US$2,000,000 loan participation notes, split equally between five-year and 10-year tranches, for the sole purpose of funding loans in an aggregate principal amount of US$2,000,000 to VimpelCom. The five-year US$1,000,000 issue (the “2013 Notes”) and related loan in the same principal amount bear interest at an annual rate of 8.375% payable semiannually and are due in April 2013. The 10-year US$1,000,000 issue (the “2018 Notes”) and related loan in the same principal amount bear interest at an annual rate of 9.125% payable semiannually and are due in April 2018. Deferred financing costs relating to the 2013 Notes offering and 2018 Notes offering (which include gross issuance costs) comprised US$8,027 and US$8,327 respectively and will be amortized over 5 and 10 years respectively.

In October 2009, VimpelCom repurchased an aggregate principal amount of US$199,353 of its US$1,000,000 8.375% 2013 Notes. The 2013 Notes were purchased with a 4.75% premium over the notes’ nominal value. The payment for the repurchased notes also included accrued interest. Related effect in the amount of US$9,470 was recognized in “other expenses, net” in the statement of income.

(2)

On February 14, 2008, VimpelCom signed a five year credit line with Sberbank in the amount of US$750,000, to be drawn down in Russian rubles at the exchange rate at the date of the draw down. The Company borrowed RUR17,886 million (equivalent to US$591,399 at the exchange rate as of December 31, 2009) during 2008. The interest rate for this credit line ranged from 9.5% to 11% per annum in 2008, from 11% to 13% per annum in 2009 and from 13% to 9.25% per annum in 2010. The interest rate for this credit line as of December 31, 2010 was 9.25% per annum. The amount of debt outstanding under this loan as of December 31, 2010 was US$586,883.

On March 10, 2009, VimpelCom signed a ruble-denominated loan agreement with Sberbank in the amount of RUR8,000 million (equivalent to US$223,855 at the exchange rate as of March 10, 2009). The loan agreement matures on December 27, 2011. On May 29, 2009, VimpelCom made a drawdown in the amount of RUR8,000 million (the equivalent to US$255,380 at the exchange rate as of May 29, 2009) under this loan agreement. The interest rate for this loan agreement ranged from 17.5% to 16.25% per annum in 2009 and from 16.25% to 9.0% per annum in 2010. The interest rate for this credit line as of December 31, 2010 was 9.0% per annum and the maximum rate set up by Sberbank was 9.25% per annum as of December 31, 2010. As of December 31, 2010, the principal amount of debt outstanding under this facility was RUR8,000 million (equivalent to US$262,494 at the exchange rate as of December 31, 2010).

On March 10, 2009, VimpelCom signed a loan agreement with Sberbank in the amount of US$250,000. The loan agreement’s initial maturity was December 27, 2012. On May 29, 2009, VimpelCom made a drawdown in the amount of US$250,000 under this loan agreement. The interest rate for this loan agreement ranged from 12.0% to 11.0% per annum in 2009 and from 11.0% to 8.0% per annum in 2010. On December 23, 2010, VimpelCom fully repaid before maturity the outstanding balance under this loan agreement and no amount was outstanding as of December 31, 2010.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

15. Short and long-term debt (continued)

On August 28, 2009, VimpelCom signed a three and a half year loan agreement with Sberbank in the amount of RUR10,000 million (equivalent to US$316,051 at the exchange rate as of August 28, 2009). The loan agreement matures on April 30, 2013. On August 31, 2009, VimpelCom made a drawdown in the amount of RUR10,000 million (equivalent to US$316,769 at the exchange rate as of August 31, 2009) under this loan agreement. The interest rate for this loan agreement as of December 31, 2010 was 9.25% per annum. As of December 31, 2010, the principal amount of debt outstanding under this facility was RUR10,000 million (equivalent to US$328,117 at the exchange rate as of December 31, 2010).

On December 17, 2010, VimpelCom signed a five-year loan agreement with Sberbank in the amount of US$250,000 to be drawn down in Russian rubles at the exchange rate at the date of the drawdown. The loan bears interest at a rate of 8.75% per annum and matures on December, 16, 2015. On December 23, 2010, VimpelCom drew down the loan in the amount of RUR7,679.7 million and used the proceeds to fully repay before maturity the outstanding balance, including the accrued interest, under the loan agreement with Sberbank signed on March 10, 2009 in the amount of US$250,000. The interest rate for this loan agreement as of December 31, 2010 was 8.75% per annum. As of December 31, 2010, the principal amount of debt outstanding under this facility was US$251,983.

According to the amended provisions of all loan agreements with Sberbank described above, the maximum rate may be increased in case of occurrence of certain events. The interest rate can also be raised unilaterally by Sberbank upon 30 days’ notice, in which case VimpelCom will have the right to prepay the loan in full without penalty at any time within 30 days after receipt of the notice. The maximum rate set up by Sberbank for loans agreements signed on February 14, 2008, March 10, 2009, August 28, 2009 and December 17, 2010 were 9.5%, 9.25%, 9.5% and 9.5% as of December 31, 2010, respectively.

(3)

On July 25, 2008, VimpelCom issued Russian ruble-denominated bonds in an aggregate principal amount of RUR10,000 million (US$427,749 at exchange rate as of July 25, 2008). The bonds are due on July 19, 2013, and bondholders had a put option exercisable on January 26, 2010, at 100% of nominal value plus accrued interest. Interest is to be paid semiannually. The annual interest rate for the first three payment periods is 9.05%. VimpelCom will determine the annual interest rate for subsequent periods no later than seven business days before the third interest payment. On January 12, 2010, VimpelCom determined the interest rate for the fourth and subsequent payment periods at 9.25% per annum and on January 26, 2010 repurchased an aggregate principal amount of RUR6,059 million (or approximately US$201,345 at the exchange rate as of January 26, 2010) from bond holders who exercised their right to sell the bonds. As of February 24, 2010, the Company sold back in the market all repurchased bonds. The aggregate amount of debt outstanding under these bonds as of December 31, 2010 was RUR10,000 million (equivalent to US$328,117 at the exchange rate as of December 31, 2010).

On July 14, 2009, VimpelCom issued Russian ruble-denominated bonds in an aggregate principal amount of RUR10,000 million (the equivalent to US$302,483 at the exchange rate as of July 14, 2009). The bonds are due on July 8, 2014. Interest will be paid semiannually. The annual interest rate for the first four payment periods is 15.2%. VimpelCom will determine the annual interest rate for subsequent periods based on market conditions. Bond holders will have the right to sell their bonds to VimpelCom when the annual interest rate for subsequent periods is announced at the end of the fourth payment period. As of December 31, 2010, the aggregate principal amount of debt outstanding under these bonds was RUR10,000 million (equivalent to US$328,117 at the exchange rate as of December 31, 2010) which was reflected in short-term debt.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

15. Short and long-term debt (continued)

On October 19, 2010, VimpelCom issued Russian ruble-denominated bonds in an aggregate principal amount of RUR20,000 million which is the equivalent of approximately $655,000 at the exchange rate of Central Bank of Russia as of October 19, 2010. The bonds have a five-year maturity and bear an annual interest rate of 8.3%. Interest will be paid semiannually. No early redemption rights were granted. As of December 31, 2010, the aggregate principal amount of debt outstanding under these bonds was RUR20,000 million (equivalent to US$656,235 at the exchange rate as of December 31, 2010).

(4)

Starting June 2004, VimpelCom entered into a series of loan agreements (the “Loans”) with UBS (Luxembourg) S.A., (“UBS”), whereby various amounts were borrowed to finance operations and capital expenditures. UBS then completed a series of offerings of loan participation notes for the sole purpose of funding the loans to VimpelCom. The Notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS.

In October 2009, VimpelCom completed the partial repurchase of an aggregate principal amount of US$115,236 of its US$300,000 8.375% Loan Participation Notes due 2011 with a 6.625% premium over the notes’ nominal value. Related effect in the amount of US$7,634 was recognized in “other expenses, net” in the statement of income.

On May 22, 2006, UBS and VimpelCom entered into a Loan for US$600,000, and UBS issued 8.25% loan participation notes due 2016 (the “2016 Notes”) for US$ 600,000. Deferred financing costs relating to the 2016 Notes offering (which includes gross issuance cost and the compensatory fee connected with the Exchange Offer) comprised US$28,421 and will be amortized over 10 years.

The following table outlines the amounts borrowed and the respective interest rates and due dates for each series of the Loans and the 2016 Loan.

Date Borrowed	Due Date	Payment Period	Amount Borrowed	Interest Rate	December 31, 2010	December 31, 2009
October 22, 2004	October 22, 2011	Semi-annually	$300,000	8.38%	$184,764	$184,764
February 11, 2005	February 11, 2010	Semi-annual	$300,000	8%	—	278,500
May 22, 2006	May 22, 2016	Semi-annually	$600,000	8.25%	600,000	600,000

Total					$784,764	$1,063,264

(5)

On November 1, 2006, VimpelCom signed a six-year US$99,350 loan agreement. The loan bears interest at the rate of six-month London Interbank Offered Rate (“LIBOR”) plus 0.1% per annum. The first tranche borrowed under this loan is to be repaid in twelve equal installments on a semiannual basis commencing on November 21, 2006. The second tranche borrowed under this loan is to be repaid in twelve equal installments on a semiannual basis commencing not later than May 6, 2007. The actual interest rate for this loan agreement as of December 31, 2010 was 0.56% per annum. The principal amount of debt outstanding under this loan as of December 31, 2010 was US$28,287.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

15. Short and long-term debt (continued)

(6)

On February 8, 2008, VimpelCom entered into a loan agreement for an aggregate principal amount of US$3,500,000. The loan agreement included a US$1,500,000 bridge term loan facility (“Facility A”) and a US$2,000,000 term loan facility (“Facility B”). Facility A was required to be refinanced within 12 months by an issuance of bonds or other form of financing, subject to market conditions. Facility B was required to be repaid in equal semiannual installments starting from the date falling 12 months after the signing date. Facility A bore interest at LIBOR plus a margin of 0.75% per annum. Facility B bore interest at LIBOR plus a margin of 1.5% per annum. On May 6, 2008, the Company fully repaid Facility A. On December 9, 2010, VimpelCom fully repaid before maturity the outstanding balance in the amount of US$400,000 under this Facility. There was no outstanding amount under this loan agreement as of December 31, 2010.

(7)

On October 15, 2008, VimpelCom borrowed EUR476 million. In November and December 2008, the agreement was amended to increase the commitments by EUR75 million. The facility is required to be repaid in five equal semiannual installments starting from October 16, 2009. The rate of interest for the facility is EURIBOR plus 2.30% per annum.

On October 15, 2010, VimpelCom fully repaid before maturity the outstanding balance, including the accrued interest under this loan agreement in an aggregate amount of EUR333 million (equivalent to US$469,381 at the exchange rate as of October 15, 2010). There was no outstanding amount under this loan agreement as of December 31, 2010.

(8)

On February 24, 2004, Svenska Handelsbanken AB provided a seven-year, US dollar denominated credit line of US$69,700 to VimpelCom under guarantee of the Swedish Export Credits Guarantee Board (“EKN”). The loan is to be repaid in fourteen equal installments, on a semiannual basis, commencing November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semiannually.

On November 3, 2005, VimpelCom signed a US$99,705 loan agreement with Svenska Handelsbanken AB under an EKN guarantee. The loan bears interest at LIBOR plus 0.325% per annum. Each tranche borrowed under this loan is to be repaid in fourteen equal installments on a semiannual basis commencing May 30, 2006.

In November 2010, VimpelCom fully repaid before maturity the outstanding balance, including the accrued interest, under the Amended and restated Agreement, dated February 24, 2004 and November 3, 2005, with Svenska Handelsbanken AB (publ) in the amount of US$69,700 and US$99,750, respectively. There was no outstanding amount under this credit line as of December 31, 2010.

(9)

As of the date of VimpelCom’s acquisition of Golden Telecom in 2008, Golden Telecom was a party to a five-year term facility agreement (the “Facility Agreement”). The Facility Agreement established an unsecured credit facility under which certain wholly owned subsidiaries of Golden Telecom, may borrow up to an aggregate of US$275,000. The Facility Agreement bears interest at a rate equal to LIBOR plus 1.5% per annum for the first twenty-four months and LIBOR plus 2% per annum thereafter and matures in January 2012. On October 27, 2010, VimpelCom fully repaid before maturity the outstanding balance, including the accrued interest, under this Facility Agreement, in an aggregate amount of US$126,968. There was no outstanding amount under this facility as of December 31, 2010.

(10)

On March 26, 2007, URS signed a US$100,000 loan agreement. The facility bears interest at a rate of LIBOR plus 1.15%. On March 26, 2010, URS repaid the outstanding indebtedness under this loan facility. There was no outstanding amount under this loan facility as of December 31, 2010.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

15. Short and long-term debt (continued)

(11)

On June 30, 2005, VimpelCom signed two unsecured loan agreements in an aggregate amount of US$59,000 with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB. The loans have identical terms and bear interest at LIBOR plus 0.35% per annum. The first loan is to be repaid in ten equal installments on a semiannual basis commencing November 7, 2005, and the second loan is to be repaid in ten equal installments on a semiannual basis commencing November 18, 2005. On May 18, 2010 and on May 6, 2010, VimpelCom repaid the outstanding indebtedness under these loan facilities. There was no outstanding amount under these loan facilities as of December 31, 2010.

On June 30, 2005, Vostok-Zapad Telecom signed a US$22,525 loan agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB under ECA guarantee. The loan bears interest at LIBOR plus 0.35% per annum. The first tranche borrowed under this loan agreement is to be repaid in ten equal installments on a semiannual basis commencing November 16, 2005, and the second tranche is to be repaid in ten installments on a semiannual basis commencing April 18, 2006. On October 18, 2010, VimpelCom repaid the outstanding indebtedness under this loan facility. There was no outstanding amount under this loan facility as of December 31, 2010.

Equipment financing obligations

VimpelCom has entered into agreements with different equipment vendors for the purchase and installation of mobile telecommunications GSM network equipment. These agreements allow for the expenditures to be deferred similar to a long term debt agreement. The following table provides a summary of VimpelCom’s material outstanding equipment financing indebtedness, including bank loans obtained for the purposes of financing equipment purchases.

Borrower		Vendor Lender	Interest rate	Outstanding debt as of December 31,		Maturity date	Security
				2010	2009
VimpelCom	(1)	Unicredit - HVB	AB SEK Rate+0.75%	$124,103	$90,281	Semiannually, final June 15, 2016	EKN guarantee
VimpelCom	(2)	HSBC	6 month MOSPRIME + 0.08%	35,380	46,717	Semiannually, September 28, 2007 – March 2014	EKN guarantee
VimpelCom	(3)	Cisco	16%	26,031	42,571	Quarterly, 2012	Network equipment
KaR-Tel	(4)	BayernLB (Hermes2)	6 month LIBOR + 0.38%	18,906	28,422	Semiannually, final – December 27, 2012	EHECA guarantee
Sotelco	(5)	Huawei	6 month LIBOR+2.1%	26,932	19,351	Semiannually, June, 2016	VimpelCom guarantee, Sinosure guarantee
Unitel	(6)	Huawei	8%	6,427	14,620	Various dates through 2008	Network equipment
ArmenTel	(7)	BNP Paribas	6 month EURIBOR+0.9%	3,247	6,939	Various dates through 2010	None
ArmenTel	(8)	Intracom SA	from 3 month EURIBOR + 1.5% to 12 month EURIBOR + 1.5%, 12 month LIBOR plus 1.5%	646	4,970	Various dates through 2011	None
KaR-Tel	(9)	Citibank International Plc	6 month LIBOR +0.25%, 6 month LIBOR +0.30%	—	4,462	Semiannually, January 24, 2007 - August 28, 2011	VimpelCom guarantee
Tacom	(10)	Huawei	8%	1,537	351	Various dates through 2008	Network equipment
KaR-Tel	(11)	HVB	6 month LIBOR +0.2%, 6 month LIBOR +0.4%	—	—	Semiannually, final – December 21, 2011	ATF Bank guarantee
ArmenTel	(12)	ZTE	3 month EURIBOR +1.5%	2,292	—	Various dates through 2012	None
Other				2,623	4,081

Total equipment financing				$248,124	$262,765
Less current portion				(70,367)	(79,830)
Long-term equipment financing				$177,757	$182,935

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

15. Short and long-term debt (continued)

Our short term debt primarily represents the short term portions of our long-term loans and equipment financing agreements. The weighted average rate for total debt outstanding as of December 31, 2010 and December 31, 2009 was 8.97% and 8.17 % per annum, respectively.

Future payments under bank loans, equipment financing and capital lease agreements and other debt are as follows:

2011	$1,162,444
2012	461,809
2013	1,490,206
2014	117,705
2015	818,322
Thereafter	1,610,820

Total	$5,661,306

16. Equity

On April 21, 2010, VimpelCom successfully completed an exchange offer (“Exchange Offer”) for OJSC VimpelCom shares (including shares represented by American Depositary Shares (“ADS”)), and acquired approximately 98% of OJSC VimpelCom’s outstanding shares (including shares represented by ADSs) (Note 1).

On May 25, 2010, VimpelCom served a squeeze-out demand notice to OJSC VimpelCom demanding that the remaining shareholders of OJSC VimpelCom sell their shares to VimpelCom. The squeeze-out process was completed on August 6, 2010. As a result, VimpelCom became the sole shareholder of OJSC VimpelCom (Note 1).

Each outstanding share of VimpelCom’s common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly approved by shareholders, and in the event of VimpelCom’s liquidation, to receive part of VimpelCom’s assets to the extent there are sufficient funds available. The holders of common shares are entitled to one vote per common share, voting together with the convertible preferred shares as a single class, except where cumulative voting applies when electing directors.

The holders of convertible preferred shares (and holders of preferred DRs, each representing one convertible preferred share) are, subject to Bermuda law, entitled to convert their convertible preferred shares, at their option, at any time (a) after the date which is two years and six calendar months after the date of issue of the relevant convertible preferred shares but before the date which is five years after such date of issue and (b) during the period between the date on which a mandatory offer is announced and the final business day such offer is open for acceptance, in each case, in whole or in part, into common shares on the basis of one common share for one convertible preferred share. Upon conversion, the converting shareholder must pay to VimpelCom a conversion premium per share equal to the greater of (a) the closing mid market price of VimpelCom common DRs on the NYSE on the date of the conversion notice, and (b) the 30 day volume weighted average price on the NYSE of VimpelCom common DRs on the date of the conversion notice. The holders of convertible preferred shares are entitled to one vote per convertible preferred share, voting together with the common shares as a single class, except where cumulative voting applies when electing directors. Convertible preferred shares do not have dividend rights.

The Company has adopted the Amended and Restated VimpelCom 2000 Stock Option Plan (the “2000 Plan”) and the VimpelCom 2010 Stock Option Plan (the “2010 Plan” and together with the 2000 Plan, the “Plans”). The 2000 Plan and the 2010 Plan state that the maximum aggregate number of shares (ADS) of VimpelCom Ltd. authorized to be issued which are 21,000,000 (adjusted to VimpelCom Ltd. shares, Note 22) and 7,000,000, respectively (Note 2).

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

16. Equity (continued)

The shares held by VC ESOP N.V., a subsidiary of VimpelCom, (10,508,608 VimpelCom Ltd. shares and 11,328,867 VimpelCom Ltd. shares as of December 31, 2010 and 2009, respectively) were treated as treasury shares in the accompanying consolidated financial statements (Note 2).

Pursuant to Bermuda law, VimpelCom is restricted from declaring or paying a dividend if there are reasonable grounds for believing that (a) VimpelCom is, or would after the payment be, unable to pay its liabilities as they become due, or (b) the realizable value of VimpelCom assets would as a result of the dividend be less than the aggregate of VimpelCom liabilities.

At the Annual General Shareholders Meeting held on June 9, 2008 the shareholders approved payment of a cash annual dividend to holders of common registered shares in the amount of 270.01 Russian rubles per common share of VimpelCom stock, or approximately US$0.57 per ADS based on the Russian Central Bank exchange rate as of June 9, 2008 based upon the results of the 2007 fiscal year, amounting to a total of RUR13.85 billion (or approximately US$587,580 based on the Russian Central Bank exchange rate as of June 9, 2008). In accordance with Russian tax legislation, VimpelCom withheld a tax of up to 15% on the dividend amount, which was approximately RUR1.9 billion (or approximately US$79,080 based on the Russian Central Bank exchange rate as of June 9, 2008).

On December 17, 2009, the Extraordinary General Meeting of Shareholders of the Company approved an interim dividend payment based on the operating results for the nine months ended September 30, 2009 in the amount of RUR190.13 per common share of VimpelCom common stock (the equivalent to US$0.31 per ADS at the exchange rate as of December 17, 2009), amounting to a total of approximately RUR9.75 billion (the equivalent to US$322,873 at the exchange rate as of December 17, 2009). In accordance with Russian tax legislation, VimpelCom is required to withhold a tax of up to 15% on dividend payments which was approximately RUR1.3 billion (or approximately US$43,465 based on the Russian Central Bank exchange rate as of December 17, 2009).

The record date for the Company’s shareholders entitled to receive interim dividends of US$0.46 per American depositary share (“ADS”) amounting to a total interim dividend payment of approximately US$600,000 has been set for November 29, 2010. The Company made appropriate tax withholdings of up to 15% when the dividend was mainly paid to the Company’s ADS depositary as of December 31, 2010.

17. Redeemable noncontrolling interest

The Company accounts for securities with redemption features that are not solely within the control of the issuer in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities (codified as ACS 480-10 – Distinguishing Liabilities from Equity (“ACS 480-10”)).

In June 2008, the Company modified its contractual arrangements with respect to the 25% noncontrolling interest in its subsidiary Limnotex Developments Limited (“Limnotex”), which is held by Crowell Investments Limited (“Crowell”). The modified contractual arrangements contained embedded redemption features that could or will result in the noncontrolling interest being redeemable outside of the control of VimpelCom at various dates. Under the modified contractual arrangements as of December 31, 2008, Crowell could exercise a put option between January 1, 2010 and December 31, 2010, at a redemption amount of US$550,000 in the aggregate. Additionally, initially after the 2008 audited financial statements of KaR-Tel were issued, the Company had a call option on the noncontrolling interest for a redemption amount determined by a fair value-based pricing mechanism which should have been exercised on or before December 31, 2011.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

17. Redeemable noncontrolling interest (continued)

In May 2009, the contractual arrangements related to the noncontrolling interest were further amended to extend the timing of the redeemable features embedded in the contractual arrangements. Under the amended contractual arrangements, Crowell may exercise its put option between January 1, 2013 and December 31, 2013, at a redemption amount of US$550,000 in the aggregate. Additionally, after the 2011 audited financial statements of KaR-Tel are issued, the Company has a call option on the noncontrolling interest for a redemption amount determined by a fair value-based pricing mechanism which must be exercised on a date which is after the issuance of the audited financial statements of KaR-Tel for the year ended December 31, 2014. As of December 31, 2010, the redemption amount of the redeemable noncontrolling interest based on this fair value-based pricing mechanism (as if the noncontrolling interest were currently redeemable) was US$674,807.

The Company classifies redeemable noncontrolling interest as temporary equity. The Company recorded it at its estimated fair value at the date of the change to its contractual arrangements with Crowell and then accreted to its redemption amount over the redemption term. The estimated fair value of the redeemable noncontrolling interest was calculated by discounting the future redemption amount of the noncontrolling interest from January 1, 2010 (the date on which the noncontrolling interest was first to become redeemable outside of VimpelCom’s control (under the June 2008 modified contractual arrangements, prior to the May 2009 amendment)). The redeemable noncontrolling interest has been valued based on the terms of the put option because the fair value of the redemption amount that may be required under the put option exceeded the fair value of the redemption amount that may be required under the call option. If, in the future, the fair value of the redemption amount under the call option is greater, the redeemable noncontrolling interest will accrete to that amount. The redeemable noncontrolling interest is first credited with its share of earnings of the Company’s subsidiary, Limnotex, and, to the extent that this is less than the required accretion, the difference is charged to additional paid-in capital. The charge to additional paid-in capital does not affect net income attributable to VimpelCom in the Company’s income statement.

18. Income taxes

VimpelCom and its subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions in which they operate. The provision for income taxes varies from the amount computed by applying the statutory rate to income before taxes (The Netherlands – 25% due to certain tax benefits allowed under applicable tax legislation, the non-deductibility of certain expenses and income (loss) being generated in jurisdictions having different tax rates (Russia – 20%, Kazakhstan – 20%, Ukraine and Tajikistan – 25%, Armenia – 20%, Georgia – 15%, Kyrgyzstan – 10%, in Uzbekistan there is a complex income tax regime, that results in an effective rate of approximately 17% (18% prior to January 1, 2010)). Income tax exemptions relate primarily to accumulated tax losses, which may be carried forward for use against future taxable income. However, tax losses do not have an effect on Income Tax Rate (unless reserved by a valuation allowance). Non-deductible expenses consist primarily of tax effect of intragroup dividends, legal, consulting, representational and other expenses in excess of allowable limits.

Income tax expense consisted of the following for the years ended December 31:

	2010	2009	2008
Current income taxes	$796,612	$454,571	$396,588
Deferred taxes	(190,949)	(19,541)	(92,654)

	$605,663	$435,030	$303,934

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

18. Income taxes (continued)

A reconciliation of the total amounts of income before income taxes, current income tax expense/(benefit) and deferred income tax expense/(benefit), for the three years ended December 31, 2010 are presented in the table below:

	Years ended December 31,
	2010	2009	2008
Income before income taxes
Russia	$2,131,257	$1,567,237	$1,084,510
USA	(40,123)	7,047	2,261
Kazakhstan	250,666	146,999	207,838
Ukraine	141,258	(96,156)	(405,905)
Netherlands	(64,471)	—	—
Other	(92,059)	(72,766)	2,530

Total	$2,326,528	$1,552,361	$891,234

Current income tax expense/(benefit)
Russia	$485,373	$375,898	$308,952
USA	46,770	(1,759)	2,329
Kazakhstan	65,561	59,398	65,929
Ukraine	137,183	1,502	2,307
Netherlands	32,251	—	—
Other	29,474	19,532	17,071

Total	$796,612	$454,571	$396,588

Deferred income tax expense/(benefit)
Russia	$(34,074)	$15,497	$(821)
USA	(76)	(918)	(23)
Kazakhstan	(9,138)	(17,501)	(65,987)
Ukraine	(162,923)	(3,907)	(23,257)
Netherlands	21,184	—	—
Other	(5,922)	(12,712)	(2,566)

Total	$(190,949)	$(19,541)	$(92,654)

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by The Netherlands statutory tax rate of 25% for the year ended December 31, 2010 and Russian Federation statutory tax rate of 20% and 24% for the years ended December 31, 2009 and December 31, 2008, respectively (prior to acquisition of OJSC VimpelCom by VimpelCom), is as follows:

	2010	2009	2008
Income tax expense computed on income before taxes at statutory tax rate	$593,265	$310,472	$213,896
Effect of goodwill impairment	—	—	89,056
Effect of deductible temporary differences not recognized as measured by the change in valuation allowance	22,659	33,133	58,871
Effect of non-deductible expenses	39,965	45,698	42,515
Tax effect of intragroup dividends	83,533	27,904	—
Effect of tax claims	19,712	15,841	15,738
Taxable capital contribution	—	1,818	14,875
Effect of different tax rates in different jurisdictions	(123,473)	(3,843)	8,768
Effect of group restructuring	46,862	—	—
Effect of change in statutory Income tax rate	(62,701)	6,519	(137,762)
Other	(14,158)	(2,512)	(2,023)

Income tax expense reported in the accompanying consolidated financial statements	$605,663	$435,030	$303,934

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

18. Income taxes (continued)

VimpelCom has the following significant balances for income tax losses carried forward as of December 31, 2010 and December 31, 2009, respectively:

Jurisdiction	Balance as of December 31, 2010	Balance as of December 31, 2009	Period for carry-forward
Urkaine	$211,939	$219,401	Carry-forward rule is set up annually by legislation. The rule as of the end of 2010 – period not limited in time
Russia	509,192	126,609	2011-2021
Georgia	77,490	72,502	2011-2015
Cambodia	75,900	34,990	Carry-forward tax loss is five year by legislation in the Cambodian tax law. The period for set-off is from 2011-2015 for unused tax losses.
Cyprus	21,232	13,388	Not limited in time
Belgium	35,924	29,284	Not limited in time
Netherlands	32,795	13,858	2013-2017
Kazakhstan	1,570		2011-2020
USA	39,992	37,382	2019-2029
Tadjikistan	—	7,941	2011-2012

Total	$1,006,034	$555,355

For financial reporting purposes, a valuation allowance has been recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

The reconciliation of the total amounts of unrecognized tax benefit, including fines/penalties and interest, for the three years ended December 31, 2010 are presented in the table below:

Balance as of December 31, 2007	$45,080
Increases as a result of business combinations	11,389
Increase of tax positions taken during the current period	43,719
Decrease of tax positions taken during the current period	(2,648)
Increase of tax positions taken during a prior period	30,139
Decrease of tax positions taken during a prior period	(42,875)
Decrease as a result of resolution through litigation	(16,176)
Foreign currency translation adjustment	(10,257)

Balance as of December 31, 2008	58,371

Increase of tax positions taken during the current period	27,504
Decrease of tax positions taken during the current period	(8,878)
Increase of tax positions taken during a prior period	21,654
Decrease of tax positions taken during a prior period	(16,526)
Foreign currency translation adjustment	(2,426)

Balance as of December 31, 2009	79,699

Increase of tax positions taken during the current period	18,932
Decrease of tax positions taken during the current period	(344)
Increase of tax positions taken during a prior period	41,424
Decrease of tax positions taken during a prior period	(18,182)
Foreign currency translation adjustment	(592)

Balance as of December 31, 2010	$120,937

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

18. Income taxes (continued)

The amount of total unrecognized tax benefit as of December 31, 2010 and December 31, 2009, includes US$105,666 and US$67,977, respectively, of unrecognized tax benefits that, if recognized, would affect the effective income tax rate in any future periods.

The Company accrued additional fines/penalties and interest of US$4,957 and US$5,941 respectively, for the year ended December 31, 2010 and US$7,505 and US$5,948, respectively, for the year ended December 31, 2009. The total amounts of fines/penalties and interest recognized in the consolidated balance sheet as of December 31, 2010 comprised US$14,950 and US$9,992, respectively. As of December 31, 2009, the Company had accrued US$12,439 and US$5,784 for the potential payment of fines/penalties and interest, respectively.

The Russian tax inspectorate has completed its examination of OJSC VimpelCom’s tax filings for the years 2005-2006 (Note 24). The court hearings related to the tax inspectorate claims resulting from the examination of tax years 2005-2006 were finalized in 2010,and didn`t change the amount of the unrecognized income tax benefits.

The total amount of unrecognized tax benefit that could significantly increase or decrease within 12 months due to lapse of statutory limitation term comprised US$45,514 and US$7,817 as of December 31, 2010 and December 31, 2009, respectively.

Due to the fact that, subject to certain legal issues, the years 2007-2008 remain open to a repeated examination by the tax authorities in Russia and the years 2009-2010 remain open to first examination by the tax authorities in Russia, the Company considers the tax years from 2007 through 2010 to be open in Russia. VimpelCom’s subsidiary in Uzbekistan are subject to income tax examinations for the tax years 2008 through 2010; the subsidiary in Georgia is subject to income tax examination for the tax years 2004 through 2010, the subsidiaries in Kazakhstan, Tajikistan, Armenia and Ukraine are subject to income tax examination for the tax years 2010, subsidiary in Kyrgyzstan is under tax review for years 2009-2010. Management is unable to reliably predict the outcome of any tax examinations and the materiality of their impact on VimpelCom’s consolidated financial statements, if any.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

18. Income taxes (continued)

The following deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

	2010	2009
Deferred tax assets:
Current
Accrued operating and interest expenses, including gain from derivatives	$88,780	$58,516
Deferred revenue	46,965	32,661
Bad debts assets	9,245	9,120
Loss carry-forwards	25,096	10,070
Non-current
Accrued operating and interest expenses	8,174	17,707
Non-current assets	7,013	3,870
Deferred revenue	7,032	—
Loss carry-forwards	192,872	113,030

	385,177	244,975
Valuation allowance	(206,023)	(116,108)

	179,154	128,867
Deferred tax liabilities:
Current
Undistributed retained earnings of subsidiaries	49,985	19,037
Accrued operating and interest expenses	1,663	—
Deferred revenue	274	—
Bad debts provision	—	516
Non-current
Property and equipment	395,178	378,087
Telecommunication licenses	72,306	89,018
Customer relationships and other intangible assets	270,663	125,111
Other non-current assets	9,625	21,852
	799,694	633,621

Net deferred tax liabilities	620,539	504,754

Add current deferred tax assets	117,236	91,493
Add non-current deferred tax assets	744	904
Less current deferred tax liability	(50,313)	(679)

Total long-term net deferred tax liability	$688,206	$596,472

At December 31, 2010, undistributed earnings of VimpelCom’s foreign (outside of the Netherlands) subsidiaries indefinitely invested amounted to approximately US$10,561,130 and domestic subsidiaries where tax-free distribution is available amounted to US$140,344. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practical.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

19. Valuation and qualifying accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2010, 2009 and 2008:

Balance as of December 31, 2007	$49,104
Provision for bad debts	64,559
Accounts receivable written off	(78,761)
Foreign currency translation adjustment	(2,958)

Balance as of December 31, 2008	31,944
Provision for bad debts	56,160
Accounts receivable written off	(19,048)
Foreign currency translation adjustment	(9,986)

Balance as of December 31, 2009	59,070
Provision for bad debts	57,086
Accounts receivable written off	(48,570)
Foreign currency translation adjustment	2,582

Balance as of December 31, 2010	$70,168

The provision for bad debts included in the accompanying consolidated statements of income is net of related value-added taxes of US$8,515, US$4,898 and US$9,848 for the years ended December 31, 2010, 2009 and 2008, respectively.

20. Related party transactions

The Company from time to time enters into certain transactions with its shareholders and their affiliates and other related parties.

The following table summarizes the significant transactions and balances with related parties:

	2010	2009	2008
Revenue from Alfa	$18,734	$19,584	$10,377
Revenue from Telenor	4,942	3,474	3,221
Revenue from associates	99,566	40,600	9,622
Revenue from other related parties	9,878	36,169	3,934

	$133,120	$99,827	$27,154

Services from Alfa	$6,660	$6,128	$9,122
Services from Telenor	4,389	2,049	3,264
Services from associates	202,126	131,812	35,900
Services from other related parties	9,932	70,685	5,039

	$223,107	$210,674	$53,325

Accounts receivable from Alfa	$1,513	$3,352	$3,536
Accounts receivable from Telenor	2,412	377	396
Accounts receivable from associates	82,510	236,729	163,871
Accounts receivable from other related parties	717	9,173	393

	$87,152	$249,631	$168,196

Non-current account receivable from associates	4,905	1,040	2,059

Accounts payable to Alfa	$152	$301	$434
Accounts payable to Telenor	2,410	272	106
Accounts payable to associates	2,560	1,880	5,248
Accounts payable to other related parties	513	6,758	1,704

	$5,635	$9,211	$7,492

Long-term account payable to associates	290	626	667

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

20. Related party transactions (continued)

Outstanding balances and transactions with Alfa relate to operations with VimpelCom’s shareholder Eco Telecom, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has contracts with Alfa Insurance to provide the Company with property and equipment liability insurance; the General Service Agreement with Altimo for provision of general management, legal and regulatory services, treasury services, finance and reporting services as well as tax services. The Company also has contracts to provide fixed telecommunication service to Eco Telecom and its subsidiaries.

VimpelCom maintains bank accounts in Alfa Bank, which are used for payroll and other payments in the ordinary course of business. The balances in these bank accounts were US$8,780 and US$176,500 at December 31, 2010 and 2009, including US$2,953 and US$75,000 of short-term deposits, respectively.

Outstanding balances and transactions with Telenor relate to operations with VimpelCom’s shareholder Telenor East Invest AS, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has roaming contracts with ProMonte Montenegro, DTAC/UCOM Thailand, Telenor Serbia, Telenor Mobil AS Norway, Pannon GSM Telecommunications Ltd. Hunga, Telenor Mobile Sweden Norway; the General Agreement for provision of personnel and General Services Agreement for provision of general management, legal and regulatory services, treasury services, finance and reporting services as well as tax services with Telenor Russia AS. VimpelCom also has a contract to provide fixed telecommunication service to Telenor Mobile Holding AS Norway.

Outstanding balances and transactions with associates relate to operations with VimpelCom’s equity investees (Note 12). Euroset transactions included from the acquisition date (Note 3) mainly represent dealer commission payments for the acquisition of new subscribers and commission for payments receipts. Operations with associates also include purchase of bill delivery services from Firma Kurier. VimpelCom also has a contract to provide fixed telecommunication service with ZAO Rascom.

Outstanding balances and transactions with other related parties primarily relate to operations with Sky Mobile (Note 3) for the years ended December 31, 2009 and 2008 and to operations with TNS + Limited Liability Partnership (“TNS+”). The Company had contracts with Sky Mobile for providing mobile telecommunication services, including roaming activity, and had Management Agreement (Note 3). For TNS+, operations included purchasing from TNS+ services on transportation of fixed telecommunication traffic.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

21. Earnings per share

Net income attributable to VimpelCom per common share for all periods presented has been determined in accordance with ASC 260, Earnings per Share, by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2010	2009	2008
	(In thousands US dollars, except share amounts)
Numerator:
Net Income/(loss) attributable to VimpelCom	$1,673,341	$1,121,830	$524,334
Noncontrolling interest in OJSC VimpelCom	2,540	—	—
Impact on net income attributable to VimpelCom through changes in redeemable noncontrolling interest	(85)	(22,402)	(1,060)

Total earnings	1,675,796	1,099,428	523,274

Denominator:
Denominator for basic earnings per share – weighted average common shares outstanding (thousand)	1,207,040	1,012,940	1,014,000

Effect of dilutive securities:
Employee stock options	300	619	59
Denominator for diluted earnings per share – assumed conversions (thousand)	1,207,340	1,013,560	1,014,060

Basic net income attributable to VimpelCom per common share	$1.39	$1.09	$0.52

Diluted net income attributable to VimpelCom per common share	$1.39	$1.08	$0.52

Employee stock options (representing 4,837,715 shares) that are out of the money as of December 31, 2010 that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

22. Stock based compensation plan

As discussed in Note 16, VimpelCom has adopted the Plans.

The Plans are administered by a committee (“Committee”), which, as of December 31, 2010, consisted of the Compensation Committee of VimpelCom Ltd.’s Supervisory Board (the “Board”). The Committee has the power to determine the terms and conditions of grants under the Plan, including the number of options to be granted, the exercise price and the vesting schedule.

The options granted by OJSC VimpelCom prior to completion of the Exchange Offer on April 21, 2010, continue to be governed by the 2000 Plan (previously adopted by OJSC VimpelCom), with certain adjustments as were necessary to cause the 2000 Plan to apply to the Company’s common shares. All the information presented in this Note related to the period prior to April 21, 2010 was recasted accordingly. Upon the Exchange Offer, 111,660 stock options of participants who left OJSC VimpelCom before April 21, 2010 were converted into SARs and forfeited as of December 31, 2010.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

22. Stock based compensation plan (continued)

In 2010, VimpelCom’s Board adopted the 2010 Plan for the issue of stock options to directors, senior managers and other employees of VimpelCom. An option, upon vesting, entitles the holder to purchase one common share of the Company at the price determined by the Committee.

In June 2010, the Committee approved the issuance of up to 1,250,000 options to senior managers of the Company. The exercise price is ranging from US$15.14 to US$16.65 per option. These options generally vest over three years subject to achievement of key performance indicators.

In December 2010, 2,855,000 options were approved to be issued by the Committee under the 2010 Plan with the exercise price of US$16.74 per option.

Pursuant to a Share Sale and Purchase Agreement (the “Agreement”) dated as of January 4, 2010, on April 27, 2010, the Company’s CEO, Alexander Izosimov, acquired 50,000 of our common shares (or the Depositary Receipts (“DR”) equivalent) after the closing of the Exchange Offer for a price US$18.10 per share, which was equal to the price of VimpelCom common shares on the first business day following the Exchange Offer. Additionally, pursuant to the Agreement, the Company agreed to grant, in 2012, up to 1,000,000 (“Contribution”) additional common shares (or the DR equivalent) to Mr. Izosimov based on its achieving revenue and performance targets for performance in 2010 and 2011. The Company may repurchase the common shares (or the DR equivalent) issued to Mr. Izosimov under the Agreement if his employment ends for any reason before December 31, 2011.

VimpelCom analyzed the Agreement and common shares to be granted under the Agreement as stock based compensation under the guidance of ASC 718, Compensation-Stock Compensation. The compensation cost regarding Contribution is recognized for awards where it is probable that the performance conditions will be achieved. The estimated quantity of awards for which it is probable that the performance condition will be achieved is revaluated each reporting period and appropriately adjusted. If the performance condition is not satisfied, previously recognized compensation cost would be reversed.

The maximum amount of shares to be issued to Mr. Izosimov under revenue condition is 600,000 shares and 400,000 shares for performance target. For current reporting period management estimation is that 100,000 shares should be considered probable to be issued in connection with revenue condition of the Contribution and 400,000 shares for performance targets. For these 500,000 options (with weighted average exercise price of $US15.43), 100,000 were deemed to be vested (with weighted average exercise price of $US14.6) and 500,000 were outstanding as of December 31, 2010 (with weighted average exercise price of $US15.43), 100,000 of which were exercisable as of December 31, 2010. Weighted average grant-date fair values of these options were equal to weighted average exercise price. The amount of expense included in the accompanying income statement for the year ended December 31, 2010 in connection with Contribution was US$3,714.

Except for the options granted under Committee approval on June 2010, the options granted under the Plans generally vest at varying dates over two years. If certain events provided for in the Plans and the agreement relating to each option grant occur, the vesting period for certain employees is accelerated. VimpelCom recognizes compensation cost separately for each vesting tranche for awards subject to graded vesting. The total fair values of shares vested during the years ended and as of December 31, 2010, 2009 and 2008 were of US$761, US$3,416, US$5,683, respectively. The number of options exercised during 2010 was 820,260 and the amount paid to employees was US$4,598. The number of options exercised during 2009 was 1,943,420 and the amount paid to employees was US$15,276. The number of shares converted for the 1,259,400 options exercised during 2008 was 811,360 and share-based liabilities paid to employees were US$25,487. Amounts of liabilities paid were equal to intrinsic value of options exercised as of exercise date.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

22. Stock based compensation plan (continued)

The amount of compensation expense in respect of the Plans included in the accompanying consolidated statements of operations was US$2,428, US$2,333 and US$121,890 gain in the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, the total compensation cost related to non-vested awards not yet recognized is US$1,744 and the weighted-average period over which it is expected to be recognized is 0.7 years.

The fair value of the options has been estimated using a Black Scholes option pricing model. The fair value of each grant is estimated on the date of grant (or date of modification). In estimating the fair value, the Company used the following significant assumptions. Expected term of the options was determined based on analysis of historical behavior of stock option participants. Expected volatility of VimpelCom’s shares was estimated based on the historical volatility of the shares on the New York Stock Exchange over the period equal to the expected life of the option granted and other factors. The dividend yield was included into the model based on expected dividend payment. The risk free rate was determined using the rate on Russian Government Bonds, having a remaining term to maturity equal to the expected life of the options, approximated where applicable. Forfeiture rate was determined as an average for the historic experience for all grants.

In 2009, OJSC VimpelCom’ Board adopted a SARs plan for senior managers and employees. Following the completion of the Exchange Offer, the plan was modified to provide that it will be administered by the Company’s CEO and the Committee determines the aggregate number of SARs that may be granted. A SAR, upon vesting, entitles the holder to receive a cash amount per SAR equal to any excess of the NYSE closing price of an ADS on the exercise date over the price at which such SAR was granted. In 2009, OJSC VimpelCom’ Board authorized the granting of 2,266,000 SARs.

On November 26, 2009, and on January 18, 2010, 2,050,760 and 71,200 of SARs, respectively, were granted, 50% of which become vested on June 1, 2010 and 50% become vested on June 1, 2011 if the growth of KPIs exceeds certain parameters in 2009 as compared to 2008. If this condition is not met, 100% of SARs granted vest on June 1, 2011 if the growth of KPIs exceeds certain parameters in 2010 as compared to 2009. Also, upon the Exchange Offer, 111,660 stock options were converted into SARs and were forfeited as of December 31, 2010. The plan is accounted for using a Black Scholes model with the assumptions that are used in calculation of the fair value of the stock option plan and is classified in liabilities in the balance sheet. As of December 31, 2010, an aggregate of 1,590,660 SARs were outstanding, 777,320 of which are currently redeemable or will become redeemable within 60 days of the financial statement date. As of December 31, 2010 and 2009, the liability related to SARs amounted to US$4,493 and US$2,484, respectively. The amount of expense included in the accompanying income statement in connection with SARs were US$2,386 and US$2,484, for the years ended December 31, 2010 and 2009, respectively.

The following table summarizes the activity for the Plans and SARs:

	Number of Options (units)			Number of SARs (units)
	2010	2009	2008	2010	2009
Options/SARs outstanding, beginning of year	6,601,000	11,445,940	9,196,500	2,016,440	—
Options/SARs granted or converted from ESOP	604,622	1,815,000	4,460,000	182,860	2,050,760
Options/SARs exercised	(820,260)	(1,943,420)	(1,259,400)	(190,760)
Options/SARs modified or converted to SARs	(111,660)	(3,630,000)	—	—
Options/SARs forfeited	(1,254,787)	(1,086,520)	(951,160)	(417,880)	(34,320)

Options/SARs outstanding, end of year	5,018,915	6,601,000	11,445,940	1,590,660	2,016,440

Options/SARs fully vested and exercisable, end of year	4,078,000	5,487,320	5,290,320	777,320	—

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

22. Stock based compensation plan (continued)

No stock options expired in the years ended December 31, 2010, 2009 or 2008.

The following table summarizes the weighted-average exercise prices of options and SARs for the year ended December 31, 2010. The grant-date fair-value for options granted before 2009 in the table below was based on the assumptions used as of the modification date (December 24, 2008, Note 2).

	Stock Options Plan 2010	Stock Options Plan 2000	SARs
The number of options/SARs outstanding , beginning of year	—	6,601,000	2,016,440
Weighted-average exercise price of options/SARs outstanding, US$ per option/SAR	—	17.5	13.1
Weighted-average grant-date fair value at the beginning of the year, US$ per option/SAR	—	1.4	11.8

The number of options/SARs granted or converted from ESOP	522,222	82,400	182,860
Weighted-average exercise price of options/SARs granted, US$ per option/SAR	16.4	13.1	19.4
Weighted-average grant-date fair value of options/SARs granted during the year, US$ per option/SAR	6.2	11.0	6.0

The number of options/SARs exercised	—	(820,260)	(190,760)
Weighted-average exercise price of options/SARs exercised, US$ per option/SAR	—	8.9	13.1
The total intrinsic value of options/SARs exercised (or share units converted)	—	4,999.9	389.5

The number of options/SARs forfeited/modified/converted to SARs	(66,667)	(1,299,780)	(417,880)
Weighted-average exercise price of options/SARs forfeited, US$ per option/SAR	16.7	18.7	14.7
Weighted-average grant-date fair value of options/SARs forfeited during the year, US$ per option/SAR	5.5	1.2	9.5

The number of options/SARs outstanding, end of year	455,555	4,563,360	1,590,660
Weighted-average exercise price of options/SARs outstanding, US$ per option/SAR	16.3	18.6	13.4
Weighted-average grant-date fair value at the end of the year, US$ per option/SAR	6.2	1.3	11.7

Weighted-average remaining contractual life (years)	3.4	1.1	5.0
The aggregate intrinsic value of options/SARs outstanding	—	906	2,997

Out of the options/SARs outstanding at the end of the year

The number of options/SARs fully vested and exercisable	—	4,078,000	777,320
Weighted-average exercise price of options/SARs fully vested and exercisable, US$ per option/SAR	—	18.9	13.4
Weighted-average remaining contractual life (years)	—	5.3	5.0
The aggregate intrinsic value of options/SARs fully vested and exercisable	—	855	1,457

The number of options/SARs nonvested at the beginning of the year	—	1,113,680	2,016,440
Weighted-average grant-date fair value of options/SARs nonvested at the beginning of the year, US$ per option/SAR	—	0.7	13.1

The number of options/SARs vested during the year	66,667	514,240	1,079,740
Weighted-average grant-date fair value of options/SARs vested during the year, US$ per option/SAR	5.5	1.5	10.6

The number of options/SARs nonvested at the end of the year	455,555	485,360	813,340
Weighted-average grant-date fair value of options/SARs nonvested at the end of the year, US$ per option/SAR	6.2	1.2	11.9

The total fair value of shares vested during the year ended and as of December 31, 2009	—	761	2,453

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

22. Stock based compensation plan (continued)

The weighted-average grant-date fair values of options granted in 2009 and 2008 were US$1.4 and US$8 per option, respectively.

The following table illustrates the major assumptions of the Black Scholes model for the options and SARs for the years ended December 31:

	2010	2009	2008
Expected volatility	39% - 107%	92% - 138%	91% - 184%
The weighted-average expected term (in years)	1.76	1.8	0.8
Expected dividend yield	2.2% - 3.9%	0% - 2.2%	1.80%
Risk free interest rate	4.8% - 5.9%	7.0% - 9.77%	7.6% - 11.8%
Forfeiture rate	7.21%	6.20%	5.40%

In addition to the Plan and SARs, members of the Board who are not employees participate in a “phantom” stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year with an additional 10,000 phantom ADSs granted to the chairman of the Board and 10,000 phantom ADSs granted to each director for serving as head of any official committee of the Board, provided that the amount paid to a director upon redemption may not exceed US$3.00 per phantom ADS per year of each one-year term served by the director. The number of phantom ADSs to be granted to each director is set by the Board. The phantom ADSs may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the Board may redeem such phantom ADSs related to a previous period of his/her service as a director at any time from the date of his or her re-election to the date he or she is no longer a director. As of December 31, 2010, an aggregate of 1,670,000 phantom ADS were outstanding under phantom stock plan, of which 1,430,000 are currently redeemable or will become redeemable within 60 days of the financial statement date at prices per phantom ADS ranging from US$4.06 to US$31.63. As of December 31, 2010, the liability related to the phantoms amounted to US$2,599. The amount of expense included in the consolidated income statement in connection with phantom ADS granted to members of the Board was US$548 gain and US$1,890 expense for the years ended December 31, 2010 and December 31, 2009, respectively.

VimpelCom’s senior managers are also eligible to receive phantom ADSs in an amount approved by the Committee. The Committee determines the aggregate amount of phantom ADSs that may be granted to senior managers in each calendar year. In 2008, 2009 and 2010, the Committee authorized the granting of 800,000, 820,000 and nil phantom ADSs, respectively. As of December 31, 2010, an aggregate of 186,666 phantom ADSs were outstanding, of which 186,666 are currently redeemable or will become redeemable within 60 days of the financial statement date at a price per phantom ADS US$9.92. As of December 31, 2010, the liability related to the phantom ADSs amounted to US$1,009. The amount of expense included in the accompanying income statement in connection with phantom ADS granted to senior managers were US$476 gain, US$2,480 expense and US$721 gain for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

23. Segment information

Management analyzes the reportable segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets by reportable segments separately. The segment data for acquired operations are reflected herein from the date of their acquisitions.

The Management Board of VimpelCom utilizes multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments on a regular basis primarily based on revenue and operating income before depreciation, amortization and impairment loss (“Adjusted OIBDA”). Intersegment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those of VimpelCom.

Starting from April 21, 2010, the date of Exchange Offer completion, and during 2010 management was assessing the structure of its internal organization. Starting October 1, 2010, VimpelCom defined Russia mobile, Russia fixed line, CIS, (including Georgia) and Ukraine as our operating segments based on the business activities in different geographical areas.

All other category includes Asia mobile and head quarter expenses.

The comparative information for the years ended December 31, 2009 and December 31, 2008 was retrospectively adjusted.

Financial information by reportable segment for the years ended December 31, 2010, 2009 and 2008 is presented in the following tables.

Year ended December 31, 2010:

	Russia Mobile	Russia Fixed line	CIS	Ukraine	All other	Total
Net operating revenues from external customers	$6,814,867	$1,299,698	$1,266,591	$1,109,821	$21,823	$10,512,800
Intersegment revenues	11,100	35,933	87,359	75,551	18	209,961
Adjusted OIBDA	3,395,788	379,534	637,774	632,783	(113,616)	4,932,263
Capital expenditures	1,359,211	197,803	437,369	189,342	40,714	2,224,439

Year ended December 31, 2009:

	Russia Mobile	Russia Fixed line	CIS	Ukraine	All other	Total
Net operating revenues from external customers	$6,165,879	$1,257,659	$1,110,381	$163,314	$5,669	$8,702,902
Intersegment revenues	4,238	20,041	45,513	39,742	—	109,534
Adjusted OIBDA	3,287,920	408,183	578,362	36,163	(38,106)	4,272,522
Capital expenditures	482,517	136,954	106,916	19,811	67,939	814,137

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

23. Segment information (continued)

Year ended December 31, 2008:

	Russia Mobile	Russia Fixed line	CIS	Ukraine	All other	Total
Net operating revenues from external customers	$7,357,941	$1,239,242	$1,263,383	$256,366	$—	$10,116,932
Intersegment revenues	3,365	18,555	20,527	24,247	—	66,694
Adjusted OIBDA	3,922,086	287,495	628,968	22,055	(743)	4,859,861
Capital expenditures	1,439,911	347,929	589,833	185,422	7,749	2,570,844

The following table provides the breakdown of net operating revenues from external customers by mobile and fixed line services:

	Fixed line	Mobile	Total
Net operating revenues from external customers for the year ended December 31, 2010	$1,464,541	$9,048,259	$10,512,800
Net operating revenues from external customers for the year ended December 31, 2009	1,435,476	7,267,426	8,702,902
Net operating revenues from external customers for the year ended December 31, 2008	1,464,313	8,652,619	10,116,932

These business activities include the following operations: mobile primarily include activities for the providing of wireless telecommunication services to the Company’s subscribers and other operators, while fixed line primarily include all activities for providing wireline telecommunication services, broadband and consumer Internet. VimpelCom provides both mobile and fixed line services in Russia, Ukraine and CIS while the All other segment is only represented by mobile services.

The following table provides the reconciliation of consolidated Adjusted OIBDA to consolidated income before taxes for the years ended:

	December 31, 2010	December 31, 2009	December 31, 2008
Adjusted OIBDA	$4,932,263	$4,272,522	$4,859,861
Depreciation	(1,651,996)	(1,393,431)	(1,520,184)
Amortization	(427,768)	(300,736)	(360,980)
Impairment loss	—	—	(442,747)
Operating income	2,852,499	2,578,355	2,535,950
Interest income	55,938	51,714	71,618
Net foreign exchange gain/(loss)	(4,532)	(411,300)	(1,142,276)
Interest expense	(540,040)	(598,531)	(495,634)
Equity in net gain/(loss) of associates	53,189	(35,763)	(61,020)
Other expenses, net	(90,526)	(32,114)	(17,404)

Income before income taxes	$2,326,528	$1,552,361	$891,234

In Russia, Kazakhstan and Ukraine, VimpelCom’s revenues from external customers amounted to US$8,114,565, US$723,931 and US$1,109,821, respectively, for the year ended December 31, 2010 and US$7,423,538, US$651,443, US$163,314 and US$8,597,183, US$740,378 US$256,366, for the years ended December 31, 2009 and 2008, respectively. Long-lived assets, represented by property and equipment, net, amounted to US$4,456,039, US$500,371 and US$1,126,358, and US$4,150,322, US$423,672 and US$263,652 as of December 31, 2010 and 2009, respectively. Consolidated long-lived assets amounted to US$6,935,287 and US$5,561,569 as of December 31, 2010 and 2009, respectively.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

24. Commitments, contingencies and uncertainties

The imposition currency of exchange controls or other similar restrictions on currency convertibility in CIS countries and particularly in Uzbekistan could limit VimpelCom’s ability to convert local currencies in a timely manner or at all. Recent developments in Kyrgyzstan (conditions of political instability and disorders) have severely affected the country’s business and economic environment. Any such restrictions and these developments could have a material adverse effect on VimpelCom’s business, financial condition, results of operations and title to assets owned by Sky Mobile (Note 3). The continued success and stability of the economies of these countries will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms.

The economy of countries where VimpelCom operates is vulnerable to market downturns and economic slowdowns elsewhere in the world. In 2010 the respective governments continued to take measures to support the economy in order to overcome the consequences of the global financial crisis. Despite some indications of recovery there continues to be uncertainty regarding further economic growth, access to capital and cost of capital, which could negatively affect the Company’s future financial position, results of operations and business prospects.

While management believes it is taking appropriate measures to support the sustainability of VimpelCom’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Company’s results and financial position in a manner not currently determinable.

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than what is discussed in this Note, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom’s operations and financial position will continue to be affected by political developments in the countries in which VimpelCom operates including the application of existing and future legislation, telecom and tax regulations. These developments could have a significant impact on VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in such countries.

Telecom licenses capital commitments

VimpelCom’s ability to generate revenues in Russia is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses. VimpelCom’s GSM-900/1800 licenses that cover Moscow and the Moscow region, Central region, Volga region, Caucasus region, and the Siberia region have been reissued and under the new terms expire on April 28, 2013. The GSM-900/1800 licenses that cover the Northwest region, Urals and part of Far East region expire in 2011–2021 (the GSM-900/1800 license for Irkutsk region, excluding Ust-Ordynskiy Buryatskiy Autonomous Region, expires in 2011). As a result of the radio frequency contests conducted in April 2011 VimpelCom won 9 GSM 900/1800 licenses for the following 7 territories of the Far East Super-region: Koryakskiy Okrug of Kamchatka krai (GSM-1800); Chukotskiy Autonomous region (GSM 1800); Ust’-Ordynskiy okrug of Irkutsk region (GSM-900, GSM-1800); Evreyskaya Autonomous region (GSM-900, GSM-1800); Sakha Republic-Yakutiya (GSM-1800); Magadan region (GSM-1800); Primorskiy krai (GSM-1800). All these licenses expire in 2021 and were granted subject to certain capital commitments, main of which were the following: VimpelCom will have to begin providing services in certain urban areas, depending on population, by October 6, 2013, November 6, 2013, May 6, 2014 and May 6, 2018. and will have to build a certain number of base stations by the end of the second year, 2 years and 6 months, third year and 3 years and 6 months from the date of granting the license, respectively.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

24. Commitments, contingencies and uncertainties (continued)

Telecom licenses capital commitments (continued)

In April 2007, VimpelCom was awarded a license for the provision of “3G” mobile radiotelephony communications services for the entire territory of the Russian Federation that expires on May 21, 2017. The 3G license was granted subject to certain capital commitments. The three major conditions are that VimpelCom will have to build a certain number of base stations that support 3G standards and will have to start services provision by certain dates in each subject area of the Russian Federation, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting of the license. To date all of these conditions have been fulfilled according to the indicated terms and schedule.

KaR-Tel owns a GSM-900 license to operate over the entire territory of Kazakhstan. The license expires in August 2013. In July 2008, the GSM-900 license was amended with the permission for KaR-Tel to render services in GSM-1800 standard and with the related commitment to cover cities with population of more than 1000 people by December 31, 2012.

On December 25, 2010, KaR-Tel received an amendment to the GSM license, which allows it to build and operate a cellular network in 3G (UMTS / WCDMA) standard. In accordance with the amendment KaR-Tel is bound by the following UMTS network coverage obligations: (i) cities of Astana and Almaty and all other cities constituting regional (oblast) centers (here and below – in terms of administrative territorial division) – not later than January 1, 2012; (ii) all other settlements having population of more than 50 000 – not later than January 1, 2013; (iii) all other settlements constituting district centers and towns with population of more than 10 000 – not later than January 1, 2015.

URS and GT LLC, VimpelCom’s indirect Ukrainian subsidiaries own GSM licenses. CJSC “URS” owns a GSM-900 and 2 GSM-1800 licenses to operate over the entire territory of Ukraine, which expires in July 2021, October 2020 and December 2020 respectively. GT LLC owns three GSM-1800 licenses to operate over the nearly entire territory of Ukraine (except 3 regions), which expires in July 2014 and May 2021, respectively. In April 2009, the National Commission on Regulation of Telecommunication of Ukraine has amended its regulation establishing so-called “license terms” applicable to all mobile telecommunication network operators licensed in Ukraine.

Under the amendments, Ukrainian mobile telecommunication network operators are obliged to ensure radiofrequency coverage of 90% of cities within one year from the date of issue of respective mobile telecommunication services license, and 80% of all other settlements and major highways—within two years from the same date. In case respective license allows rendering mobile telecommunication services in several regions, each of these requirements shall be fulfilled in each region with an interval of not more than two months. These new capital commitments apply to URS and GT LLC. The commitments should be fully complied with in all regions licensed for use of radiofrequency corresponding to GSM 900/1800 standard as follows: URS – by August 2015 and GT LLC – by October 2014.

Kyivstar, the Company’s subsidiary, met the license terms applicable to all the mobile telecommunication network operators licensed in Ukraine according to the Regulations of the National Commission on Regulation of Telecommunication of Ukraine amended in April 2009 in respect to the minimal mobile network coverage requirements. The existing network coverage is sufficient for minimal network coverage requirements and no material capital expenditures are reasonably expected to be incurred with regards to coverage requirements.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

24. Commitments, contingencies and uncertainties (continued)

Telecom licenses capital commitments (continued)

Sky Mobile owns a GSM-900/1800 license to operate over the entire territory of Kyrgyzstan which expires in May 2016 and a 3G (WCDMA/UMTS) license to operate over the entire territory of Kyrgyzstan, which is valid until October 2015. Under the 3G license, from the moment of receipt of corresponding permits to use radio-frequency bands Sky Mobile is primarily obliged to: (a) deploy 3G network in Chuy oblast within two years; (b) deploy 3G network over the entire territory of Kyrgyzstan within 5 years; (c) organize in 100 postal telegraph offices of KyrgyzPost located in the rural areas centers of public access with necessary computer equipment and access to Internet within 2 years; (d) reimburse costs required to clear radio-frequency range from existing radio-electronic equipment in the amount of up to KGS200 million (equivalent to US$4,255 at the exchange rate as of December 31, 2010).

Taxation

In the Russian Federation, VimpelCom’s predominant market, there were many tax laws and related regulations introduced in previous periods as well as in 2010 which were not always clearly written, and their interpretation is subject to the opinions of the local tax inspectors and officials of the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

On June 30, 2008, the Company received a final decision of the Russian tax inspectorate’s audit of VimpelCom’s tax filings for financial years 2005 and 2006. According to the final decision, VimpelCom owed an additional RUR1,251 million in taxes (including RUR49 million in fines and penalties), which is approximately US$41,047 (including US$1,608 in fines and penalties) at the exchange rate as of December 31, 2010. VimpelCom appealed the tax inspectorate’s final decision and court satisfied lawsuit in all amount. The tax inspectorate cannot appeal the court decision.

On April 30, 2009, the Company’s subsidiary – Sovintel – received a final decision of the Russian tax inspectorate’s audit of its tax filings for financial years 2006 and 2007. According to the final decision, Sovintel owed an additional RUR324 million in taxes (including RUR36 million in fines and penalties), which is approximately US$10,631 (including US$1,181 in fines and penalties) at the exchange rate as of December 31, 2010. Sovintel disagreed with the tax inspectorate’s decision and has filed a lawsuit in the Russian Arbitration courts. The court satisfied Sovintel’s lawsuit partly in the amount of RUR112 million (including RUR7 million in fines and penalties) which is approximately US$3,675 (including US$229 in fines and penalties) at the exchange rate as of December 31, 2010. The tax inspectorate cannot appeal the court decision.

The tax authorities won the amount of RUR212 million (including RUR29 million in fines and penalties) in the Court of Cassation, which is approximately US$6,956 (including US$951 in fines and penalties) at the exchange rate as of December 31, 2010, which was paid in all amount. The Company appealed court decision in the Supreme Arbitration Court of the Russian Federation. The Supreme Arbitration Court of the Russian Federation dismissed an appeal. The Company has no right to appeal this decision.

Based on the audit of the tax records for 2009, the tax authorities issued a tax claim against the Company’s subsidiary VC-Invest in the amount of RUR314 million (including RUR55 million in fines and penalties) which is approximately US$10,303 (including US$1,805 in fines and penalties) at the exchange rate as of December 31, 2010. The company did not agree with the claim, and filed a lawsuit. Court satisfied lawsuit in all amount in the first instance. The tax inspectorate can appeal the court decisions.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

24. Commitments, contingencies and uncertainties (continued)

Taxation (continued)

On January 21, 2011, VimpelCom received a report from the tax authorities regards to tax audit for the period from 2007 to 2008. The amount of claims was RUR1,191 million which is approximately US$39,078 at the exchange rate as of December 31, 2010 The Company reserved RUR844 million for ASC 740-10 and ASC 450 which is approximately US$27,693 at the exchange rate as of December 31, 2010. The Company will appeal tax audit report in court in all amount.

KaR-Tel

On January 10, 2005, KaR-Tel received an “order to pay” (“Order to Pay”) issued by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies (the “Fund”), in the amount of approximately US$4,910,250 at the exchange rate as of December 31, 2010 (stated as approximately Turkish lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The Order to Pay, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The Order to Pay does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004.

On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order and requesting the Turkish court to cancel the Order to Pay and stay of execution proceedings in Turkey. The petition was assigned to the 4th Administrative Court in Turkey, and it should be reviewed pursuant to applicable law.

On June 1, 2006, KaR-Tel received formal notice of the 4th Administrative Court’s ruling that the stay of execution request was denied. KaR-Tel’s Turkish counsel has advised KaR-Tel that the stay request is being adjudicated separately from the petition to cancel the Order to Pay. KaR-Tel submitted an appeal of the ruling with respect to the stay application.

On June 1, 2006, KaR-Tel also received the Fund’s response to its petition to cancel the order. In its response, the Fund asserts, among other things, that the order to pay was issued in furtherance of its collection of approximately Turkish lira 7.55 quadrillion (prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005) in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition claims that the Uzan group of companies includes KaR-Tel, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S. Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S are Turkish companies that owned an aggregate 60% of the equity interests in KaR-Tel until their interests were redeemed by KaR-Tel in November 2003 in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan. In July 2006, KaR-Tel submitted its response, dated June 30, 2006, to the Fund’s response via the Kazakh Ministry of Justice, to be forwarded to the 4th Administrative Court of Istanbul. In its response, KaR-Tel denied in material part the factual and legal assertions made by the Fund in support of the order to pay.

On December 11, 2008, KaR-Tel received a Decision of Territorial Court of Istanbul dated December 12, 2007, wherein the Court rejected KaR-Tel’s appeal with respect to the stay of execution request.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

24. Commitments, contingencies and uncertainties (continued)

KaR-Tel (continued)

On October 20, 2009, KaR-Tel filed with Sisli 3d Court of the First Instance in Istanbul a claim to recognize in the Republic of Turkey the decision of the Almaty City Court of the Republic of Kazakhstan dated June 6, 2003 regarding, among other things, compulsory redemption of equity interests in KaR-Tel owned by Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S., which was confirmed by the Civil Panel of the Supreme Court of the Republic of Kazakhstan on June 23, 2003, as amended by the resolution of the Review Panel of the Supreme Court of the Republic of Kazakhstan dated October 30, 2003 (“Recognition Claim”). On October 20, 2009, KaR-Tel also filed with the 4th Administrative Court of Istanbul a petition asking the Court to treat the recognition of the Kazakhstan court decision as a precedential issue and to stay the proceedings in relation to the order to pay.

On September 28, 2010, Sisli 3d Court of the First Instance in Istanbul reviewed the Recognition Claim and ruled in favor of KaR-Tel recognizing the Kazakhstan Court judgments on the territory of the Republic of Turkey. The court decision is appealable by defendants.

On October 25, 2010, the 4th Administrative Court of Istanbul reviewed KaR-Tel’s petition to annul the Payment Order and has ruled in favor of KaR-Tel. The Court has recognized the Order to Pay as illegal and annulled it. The court decision has been appealed by the Fund. On February 18, 2011 KaR-Tel submitted its responses to the motion on appeal.

As to the Recognition Claim, the defendants, Rumeli Telecom AS and Telsim Mobil Telekommunikasyon Hizmetleri AS, have appealed the decision of Sisli 3d Court of the First Instance in Istanbul, which has ruled in favor of KaR–Tel recognizing the Kazakhstan Court judgments on the territory of the Republic of Turkey. The Company submitted its responses to such motion on appeal on January 20, 2011. The court file will be sent to the Supreme Court for the appeal proceedings.

The Company continues to believe that the Fund’s claim is without merit, and KaR-Tel will take whatever further actions it deems necessary and appropriate to protect itself against the Fund’s claim.

Sky Mobile claim

Since November 2006, the Chief Executive Officer and directors of the Company have received several letters from OJSC Mobile TeleSystems (“MTS”) and its representatives claiming that Sky Mobile’s Kyrgyz telecom business and its assets were misappropriated from Bitel, an MTS affiliate, and demanding that the Company not purchase Sky Mobile, directly or indirectly, or participate or assist in the sale of Sky Mobile to any other entities. These letters have suggested that MTS will take any and all legal action necessary against the Company in order to protect MTS’s interest in Bitel and Bitel’s assets. As of the date hereof, management is not aware of any pending legal action against the Company in connection with this matter except for the litigation against Sky Mobile discussed in the paragraph below.

The Company started to consolidate Sky Mobile from January 1, 2010 (Notes 2 and 3). Sky Mobile is a defendant in litigation in the Isle of Man. The litigation was brought by affiliates of MTS against Sky Mobile and affiliates of Altimo and alleges that the Kyrgyz judgment determining that an Altimo affiliate was the rightful owner of interest in the equity of Bitel prior to the asset sale between Sky Mobile and Bitel and that Bitel shares and Sky Mobile assets were misappropriated. The legal proceedings in this matter are pending. At this time the Company is unable to assess the likelihood of the ultimate outcome of this litigation and its effect on the Company’s operating results and financial position.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

24. Commitments, contingencies and uncertainties (continued)

The anti-monopoly claims against OJSC VimpelCom

The Federal Anti-Monopoly Service of Russia (“FAS”) started legal proceedings against VimpelCom, MTS and Megafon about their alleged violation of anti-monopoly legislation by charging artificially high prices for roaming services. On October 22, 2010, FAS released its conclusion that VimpelCom violated certain provisions in the Federal Law “On the Protection of Competition” in respect of its roaming services. On March 9, 2011, the Company received the decision of FAS on imposing on VimpelCom a fine in the amount of RUR12 million (approximately US$414 at the exchange rate as of March 9, 2011). The Company reserved for the full amount of this claim as of December 31, 2010.

In the complaint from OJSC MGTS, the FAS started legal proceedings against VimpelCom about its alleged violation of anti-monopoly legislation by tying counterparties with traffic agreements containing disadvantageous prices in Moscow. On May 19, 2010, FAS found the activities of VimpelCom to be in violation of anti-monopoly legislation. On March 9, 2011, the Company received the decision of FAS on imposing on VimpelCom a fine in the amount of RUR10 million (approximately US$345 at the exchange rate as of March 9, 2011). VimpelCom does not believe that it is in violation of the anti-monopoly legislation and intends to appeal the FAS decision. Thus, the Company does not have a reserve for this claim as of December 31, 2010.

Golden Telecom shareholder claim

On April 18, 2008, Global Undervalued Securities Master Fund, L.P. (“Global Undervalued”), timely filed a petition in a Delaware court demanding appraisal of its approximately 1.4 million shares of Golden Telecom which it did not tender in the tender offer pursuant to which VimpelCom acquired Golden Telecom. On April 23, 2010, the court determined the fair value of Golden Telecom shares to be US$125.49 per share. Interest was applied for a period from February 28, 2008 to the date of payment. VimpelCom accrued an additional loss contingency in the amount of US$52,733 in relation to cash rights for shares of Golden Telecom. These amounts were included in “other expenses, net” for the year ended December 31, 2010 in the accompanying consolidated statements of income.

In June 2010, Golden Telecom and Global Undervalued entered into an agreement pursuant to which in July 2010 Golden Telecom paid to Global Undervalued US$165,542 based on the US$105.00 per share tender offer price and interest, partially repaying the liability. Pursuant to the agreement, in July 2010 Golden Telecom deposited US$33,222 into an escrow account, reflecting it in other current assets as of December 31, 2010.

Golden Telecom, Inc. filed a notice of appeal. Petitioners in the case have since filed a cross-appeal of the judgment. All payments already made remain subject to the final resolution of this matter and Golden Telecom may be required to make additional payments to Global Undervalued should the court rule in favor of Global Undervalued’s cross-appeal.

At the hearings of December 8, 2010 the court heard cross-appeals. In December 2010, the decision of the court of first instance was upheld, the judgment is final. The defendant paid the plaintiff the remaining part of the amount of the claim in 2011. The case is closed.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

24. Commitments, contingencies and uncertainties (continued)

The 1st roaming claim against KaR-Tel: threshold amounts

On May 14, 2010, the Antimonopoly Agency of Kazakhstan (“the Agency”) initiated an investigation of the alleged breach of antimonopoly laws of Kazakhstan by all three Kazakhstan GSM-operators (KaR-Tel, GSM Kazakhstan OAO Kazakhtelecom LLP (trademarks KCell, Active), and Mobile Telecom Systems LLP (trade mark Neo)), by abuse of dominant position through infringement of consumers’ rights by way of determination of a threshold (minimal) amounts of money on consumer’s account required for rendering (switching on and off) roaming services (“the Threshold Amounts”). Further, the Agency decided to consider investigations, jointly with FAS, of Kazakhstan antimonopoly law breaches with respect to all the three Kazakhstan GSM-operators, including KaR-Tel, as well as operators-partners in the Russian Federation on indications of anticompetitive concerted actions and agreements as to establishing and (or) price maintenance as well as use of per-minute step of tarification. The Agency also decided to make a proposal to the Ministry of Telecommunications and Information of Kazakhstan as to earlier transfer to per-second tarification for roaming services (date determined by law is January 1, 2012), and to conduct an evaluation of roaming tariffs.

On June 21, 2010, the Agency completed the part of its investigation related to the Threshold Amounts and alleged that all three Kazakhstan GSM-operators abused their dominant position through infringement of customers’ lawful rights by way of establishing the Threshold Amounts, being establishing of minimal amounts on user’s account to switch on roaming services for prepaid and postpaid users in off-line roaming, and switching off roaming services when a user occurs negative balance on the consumer’s account.

On July 3, 2010, the Agency initiated an administrative procedure with respect to all the three Kazakhstan GSM operators, including KaR-Tel, and issued the protocol on administrative offence (“the Protocol”). The Agency filed with the Administrative Court a claim based on the Protocol. The Company estimates KaR-Tel’s share of administrative fines amounting to KZT11.6 billion (the equivalent to US$78,646 at the exchange rate as of July 3, 2010). KaR-Tel believes that the claim of the Agency is without merits and intends to protect its rights and lawful interest in courts of Kazakhstan. On July 16, 2010, KaR-Tel filed a claim to recognize as illegal and annul the acts of the Agency, which have served as a procedural basis for the Protocol.

On October 19, 2010 the Interregional Economic Court of Astana has ruled in favor of KaR-Tel and recognized as illegal, null and void all acts of the Agency and its territorial branch, which have served as procedural basis for the Protocol. The decision has not come into force and was appealable by the Agency. On November 15, 2010, KaR-Tel received copy of the Agency’s appeal on the decision. On December 13, 2010 the Court of Appeals upheld the decision of October 19, 2010 in favor of KaR-Tel LLP. On February 17, 2011 the Court of Cassation reviewed the cassation petition of the Agency and upheld both the decision of October 19, 2010 and the resolution of the Court of Appeals of December 13, 2010. As a result, the decision of October 19, 2010 that has recognized all acts of the Agency and its territorial branch, which have served as procedural basis for the Protocol, as illegal, null and void, has come into force. Although the decision has come into full force and effect, it is still subject to appeal by the Agency in supervisory appeal order within 1 year from the date of receipt by the Agency of the Resolution of the Court of Cassation. No provisions were made in relation to this case in the accompanying condensed consolidated financial statements.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

24. Commitments, contingencies and uncertainties (continued)

The 2nd roaming claim against KaR-Tel: concerted actions/high roaming tariffs

The Agency has continued another part of investigation – with respect to concerted actions of Kazakhstan and Russian GSM-mobile operators on establishing and/or preservation of tariffs (“Concerted Actions Investigation”). On October 25, 2010, the Agency completed the Concerted Actions Investigation and reclassified alleged concerted actions of KaR-Tel and other Russian and Kazakhstan GSM-operators into establishing monopolistically high tariffs. On November 3, 2010, the Agency initiated an administrative procedure and issued a new protocol on administrative offence, according to which the Agency has found KaR-Tel and the other two Kazakhstan GSM-operators liable for abuse of their dominant position on the market by way of establishing monopolistically high roaming tariffs (“the New Protocol”). Under Kazakhstan laws, the Agency has lodged the New Protocol into administrative court, and the court is to review the matter and to decide on the merits and on applicable fines.

On November 23, 2010, KaR-Tel filed a claim with Astana Interregional Economic Court against the Agency requesting the Court to recognize illegal and to annul acts of the Agency preceding the New Protocol. On February 24, 2011, the Interregional Economic Court of Astana has ruled in favor of KaR-Tel and recognized as illegal, null and void all acts of the Agency and its territorial branch, which have served as procedural basis for the Protocol. The decision was received on February 28, 2011. The decision of February 28, 2011 came into force on March 30, 2011. Although the decision has come into full force and effect, it is still subject to appeal by the Agency in supervisory appeal order within 1 year from the date of decision coming into force.

While the Company does not agree with the New Protocol and has successfully challenged the acts on which the New Protocol is based, the court decision may be appealed, and the ultimate resolution of this matter could result in a loss of KZT9.9 billion (equivalent to US$67,087 as of November 3, 2010) in excess of the amount accrued.

Russian lawsuit on sovintel eviction

A lawsuit was filed by the State Property Committee (Federal Agency for Management of the State Property) against Sovintel seeking eviction from the premises (about 4,000 sq.m) at Krasnokazarmennaya Street, where its Data Center and equipment are currently located. In substantiation of its claim the plaintiff asserts that the lease agreements between Sovintel and several lessors are void, since they were entered into without a consent of the owner (the State Property Committee) to lease such premises. As a result of hearings on January 25, 2011, for part of premises leased from FGUP VEI the plaintiff’s claim was dismissed (but may be appealed within 1 month) while for the remaining part of premises leased from other lessors were postponed until March 30, 2011.

Management evaluates the risk of an adverse outcome of this lawsuit as probable. No amounts have been accrued in these financial statements in relation to this claim due to immateriality, but in case of an adverse decision of the court, eviction of Sovintel from the premises may cause interruption of the work of the equipment (fixed-line network) that could have a negative impact on the future results of operations of the Company commencing the period when such interruption occurs.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

24. Commitments, contingencies and uncertainties (continued)

Operating lease commitments

Operating lease commitments for each of the succeeding five years is expected to be as follows:

2011	$104,390
2012	83,175
2013	69,908
2014	59,359
2015	56,578
Thereafter	177,031

Total	$550,441

Other commitments

On August 13, 2008, the Company entered into an agreement with Apple Sales International (“Apple”) to purchase 1.5 million IPhone handsets under the quarterly purchase installments over a two year period beginning with commercial launch in the fourth quarter 2008. In 2010, 2009 and 2008, the Company made 10.9%, 0.5% and 12.0%, respectively of its total purchase installment contemplated by the agreement.

25. Subsequent events

The Company evaluated subsequent events up to June 01, 2011, the date VimpelCom’s Financial Statements were issued.

Apple

On March 31, 2011, VimpelCom and Apple signed an amendment to the agreement to purchase IPhones (Note 24, Other Commitments). Under the amendment, 958,540 iPhone handsets (being the difference between 1,500,000 iPhone handsets per the original agreement and the amount actually purchased by the Company from Apple through March 31, 2011) should be purchased starting April 1, 2011 and before March 31, 2013, including 435,000 iPhone handsets to be purchased before March 31, 2012. If VimpelCom does not comply with newly agreed schedule and certain other terms of amendments, then according to the agreement it could become liable for the shortfall in orders of iPhone handsets that existed as of March 31, 2011, less any iPhone units actually purchased by VimpelCom after this date.

Borrowings and notes issue

On February 2, 2011, VIP Finance completed an offering of an aggregate principal amount of US$1,500,000 loan participation notes, split between five-year and 10-year tranches, for the sole purpose of funding loans in an aggregate principal amount of US$1,500,000 to VimpelCom. The five-year US$500,000 issue (the “2016 Notes”) and related loan in the same principal amount bear interest at an annual rate of 6.493% payable semiannually and are due in February 2016. The 10-year US$1,000,000 issue (the “2021 Notes”) and related loan in the same principal amount bear interest at an annual rate of 7.748% payable semiannually and are due in February 2021. Deferred financing costs relating to the 2016 Notes offering and 2021 Notes offering (which include gross issuance costs) comprised US$3,123 and US$5,152 respectively and will be amortized over 5 and 10 years respectively.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

25. Subsequent events (continued)

Borrowings and notes issue (continued)

On April 26, 2011, VimpelCom signed a Facility Agreement with HSBC Bank PLC. This is a Russian ruble denominated Swedish export credit facility supported by EKN for the total amount of US$200,000 to be drawn down in rubles. The facility is to finance equipment and services provided to VimpelCom by Ericsson on a reimbursement basis. The facility bears interest at a rate of MosPRIME (Moscow indicative independent interbank offered rate) plus 1.05% p.a. On May 10, 2011, VimpelCom drew down RUR5,568 million (equivalent to US$201,276 as of May 10, 2011).

On May 3, 2011 VimpelCom signed a Loan Facility Agreement with CISCO SYSTEMS FINANCE INTERNATIONAL. This is a Russian ruble denominated export credit facility for total amount of RUR1,350 million. The facility is to finance equipment provided to VimpelCom by CISCO on a reimbursement basis. The facility bears interest at a rate of 7.35% p.a. On May 19, 2011 VimpelCom drew down RUR1,350 million (the equivalent to US$48,134 as of May 19, 2011).

On April, 12, 2011, VimpelCom signed a seven-year loan agreement with Sberbank in the Russian ruble equivalent of US$2,500,000. The exact Russian ruble amount of the borrowing will be determined on the basis of the Russian rubles / USD exchange rate at the date of the drawdown. The loan bears interest at the rate of 9.0% per annum and matures on April 11, 2018. According to the provisions of the agreement, the maximum rate may be increased up to 9.5% in case of occurrence of certain events. On April 27, 2011 VimpelCom drew down the loan in the amount of RUR33,492 million (the equivalent to US$1,200,585 as of April 27, 2011). On May 11, 2011 VimpelCom drew down the loan in the amount of RUR22,498 million (the equivalent to US$807,407 as of May 11, 2011).

On March 31, 2011, VimpelCom signed a one year Bridge Facility Agreement (with the possible extention for 6 months), with six international banks: Barclays, BNP Paribas, Citi, RBS, ING and HSBC in the total amount of US$2,500,000. The Facility bears annual interest at a rate of LIBOR + 0.85% from (and including) the signing date to (but excluding) the date falling three months after the signing date; LIBOR + 1.15% from (and including) the date falling three months after the signing date to (but excluding) the date falling six months after the signing date; LIBOR + 1.75% from (and including) the date falling six months after the signing date to (but excluding) the date falling nine months after the signing date; LIBOR + 2.25% from (and including) the date falling nine months after the signing date to (but excluding) the date falling twelve months after the signing date; LIBOR + 3.0% (and including) the date falling 12 months after the signing date. On April 14, 2011 VimpelCom drew down the loan in the amount of US$2,200,000.

Acquisitions

Eltel

On January 21, 2011 VimpelCom acquired 100% of the share capital of Closed Joint Stock Company Eltel (“Eltel”), one of the leading alternative fixed-line providers in St. Petersburg, for the total consideration of RUR1,000 million (the equivalent to US$33,428 as of January 21, 2011).

The primarily reason for the acquisition was to enhance VimpelCom’s presence in Saint-Petersburg telecommunication market (including through transport network) and to increase VimpelCom’s local FTTB (Fiber-To-The-Building) subscribers base.

The acquisition of Eltel is accounted for as a business combination under the “acquisition method”, as defined by ASC 805. The acquisition method requires the cost of the purchase to be based on the fair value of the consideration on the acquisition date.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

25. Subsequent events (continued)

Acquisitions (continued)

The fair values of consolidated identifiable assets and liabilities of “Eltel” as of January 21, 2011, were as follows:

As of January 21, 2011
Cash and cash equivalents	387
Other current assets	1,443
Property and equipment	10,106
Customer Relationships (9 years weighted average remaining useful life)	4,282
Other assets	129
Goodwill	20,151

Total assets acquired	36,499

Current liabilities	(1,170)
Long-term liabilities	(1,901)

Total liabilities assumed	(3,071)

Total acquisition price	33,428

The excess of the purchase consideration over the fair value of the identifiable net assets of Eltel amounted to US$20,151 and was recorded as goodwill. The goodwill was assigned to the Russia fixed-line reportable segment and is expected to be realized from the potential of “business to business” telecommunication market development in the future, as well as synergies with VimpelCom’s operations. This goodwill is not deductible for tax purposes. The direct transaction costs incurred in the transactions were treated as expenses under ASC 805 with no impact on goodwill.

Millicom Lao

On March 9, 2011 VimpelCom acquired 100% ownership interest in Millicom Holding Laos B.V. (Netherlands) which holds a 78% interest in Millicom Lao Co., Ltd. a cellular telecom operator with operations in the Lao PDR (“Millicom Lao”). The remaining 22% of Millicom Lao is owned by the Government of the Lao PDR, as represented by the Ministry of Finance.

The reason for the acquisition was gaining access to the new market of the Lao PDR.

The acquisition of Millicom Lao is accounted for as a business combination under the acquisition method, as defined by ASC 805. The acquisition method requires the cost of the purchase to be based on the fair value of the consideration as of the acquisition date.

The purchase price consideration was approximately US$88,000 including equity, repayment of debt, repayment of shareholder loan and intra-group indebtedness.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

25. Subsequent events (continued)

Acquisitions (continued)

The provisional fair values of consolidated identifiable assets and liabilities of Millicom Lao as of March 9, 2011, were as follows:

March 9, 2011
Cash and cash equivalents	3,112
Other current assets	8,739
Property and equipment	48,350
Software	228
Goodwill	74,564
Other non-current assets	3,336

Total assets acquired	138,329

Current liabilities	36,161
Long-term liabilities	12,638
Total liabilities assumed	48,799
Non-controlling interest	19,697

Total acquisition price	69,833

The provisional fair values are based on individual financial statements of Millicom Lao adjusted for goodwill. The excess of the purchase consideration over the fair value of the identifiable net assets of Millicom Lao amounted to US$74,564 and was recorded as goodwill. The goodwill was assigned to the All other reportable segment and is expected to be realized from the potential development of telecommunication market in Laos as well as synergies with VimpelCom’s operations in South-East Asia. This goodwill is not deductible for tax purposes. The direct transaction costs incurred in the transactions were treated as expenses under ASC 805 with no impact on goodwill.

Purchase price allocation has not been finalized due to insufficient time.

Combination with Wind Telecom S.p.A. (formerly known as Weather Investments S.p.A.)

On October 4, 2010, the Company and Weather Investments S.p.A (“Weather”) signed an agreement to combine their two groups (the “Transaction”). The Transaction terms provided that at the closing of the Transaction, the Company will own, through Weather, 51.7% of Orascom Telecom Holding S.A.E. (“Orascom Telecom”) and 100% of Wind Telecomunicazioni S.p.A. (“Wind Italy”). The terms of the Transaction stipulated that Weather shareholders will contribute to VimpelCom their shares in Weather in exchange for certain consideration, including certain assets that will be demerged from Orascom Telecom and from Wind Italy. The Transaction also provided that the Weather interests in these assets, which principally comprise Orascom Telecom’s investments in Egypt and North Korea, will be transferred to the current Weather shareholders and that Wind Hellas Telecommunications S.A. in Greece is entirely excluded from the Transaction. The management and Board of the Company supported the Transaction for a number of reasons, including a belief in its strategic rationale as the Transaction would create a new global telecom player with significant scale and an attractive mix of developed and emerging market assets that are well-positioned to compete in a rapidly evolving and consolidating industry.

The terms of the signed agreement were unanimously approved on October 3, 2010 by both the Board and the Weather Board of Directors.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

25. Subsequent events (continued)

Combination with Wind Telecom S.p.A. (formerly known as Weather Investments S.p.A.) (continued)

At its meeting on January 16, 2011, the Board approved the new terms of the Transaction, under which shareholders of Wind Telecom S.p.A. (“Wind Telecom”, formerly Weather) would contribute to VimpelCom their shares in Wind Telecom in exchange for consideration consisting of 325,639,827 newly-issued VimpelCom common shares, 305,000,000 newly-issued VimpelCom convertible preferred shares and US$1,495,000 in cash. The newly-issued convertible preferred shares have the same rights as the existing convertible preferred shares. In addition, at or shortly after the closing of the Transaction, certain assets will be demerged from the Wind Telecom group and transferred back to Weather Investments II S.a r.l., the 72.65% shareholder of Wind Telecom (“Weather II”) prior to completion of the Transaction.

On March 17, 2011, the shareholders of the Company approved the issuance of common and convertible preferred shares to Wind Telecom’s shareholders and the related increase in the Company’s share capital.

On April 15, 2011, VimpelCom successfully completed the Transaction.

As a result of the Transaction, VimpelCom owns, through Wind Telecom, 51.7% of Orascom Telecom and 100% of Wind Italy.

On May 3, 2011, the Company and Weather II completed the demerger of certain assets from Wind Italy. The Company and Weather II are in the process of demerging certain assets from Orascom Telecom.

Because the initial accounting for the business combination with Wind Telecom is incomplete due to insufficient time, the following disclosures are not provided for the Transaction: the amounts recognized as of the acquisition date for each major class of assets (including intangible assets) acquired and liabilities assumed; the fair value of noncontrolling interest in the acquiree (including valuation techniques and significant inputs used in its measurement) ; a qualitative description of the factors that make up the goodwill recognized, if applicable; supplemental pro forma information (the revenue and earnings of the combined entity).

GTEL-Mobile

In April 2011, VimpelCom has agreed with its local partner in Vietnam on a financing plan for GTEL-Mobile, that could result in the Company providing investments of up to US$500,000 through 2013. In April 2011, the Company has completed the first stage of the financing plan by paying US$196,000 for newly issued shares and thereby increasing its stake in GTEL-Mobile from 40% to 49%. All proceeds from this financing will be used for GTEL-Mobile development. In connection with this investment, the joint venture parties have also agreed that the Company will assume operational management of GTEL-Mobile.

Going forward the Company has agreed to invest another US$304,000 under this plan, which would increase its economic interest in GTEL-Mobile from 49% to 65%. The additional financing and equity increase are subject to satisfaction of certain performance targets by GTEL-Mobile and receipt of further regulatory approvals.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

25. Subsequent events (continued)

NTC

In May 2011, VimpelCom has signed documents to acquire up to 100% of the shares of OJSC “New Telephone Company” (“NTC”), the leading telecommunications operator in Primorskiy region of Russia. The acquision price is based on Enterprise Value of US$420,000 VimpelCom expects to acquire 90% of NTC shares within 4 weeks after the date of signing the documents. Immediately following the acquisition of 90% of NTC shares, VimpelCom will launch a mandatory tender offer to acquire the remaining 10% of the outstanding NTC shares. Completion of the tender offer is expected to occur in the third quarter of 2011.

Euroset IPO

On March 22, 2011, Euroset (Note 12) announced its intention to proceed with an initial public offering (“IPO”) of depository receipts on the London Stock Exchange. In April 2011, Euroset IPO was postponed, therefore, the Company is not able to assess the impact on its financial results at the moment.

Telenor litigation

In a letter dated January 9, 2011, Altimo wrote to the Company that an affiliate of Altimo owns shares in Orascom Telecom sufficient in value for the proposed combination between the Company and Wind Telecom (formerly known as Weather Investments S.p.A) (Note 2) to be treated as a “Related M&A Transaction” under the shareholders agreement among the Company and certain Telenor and Altimo entities (the “VimpelCom Shareholders Agreement”). The VimpelCom Shareholders Agreement provides that the issuance of the Company’s shares in a Related M&A Transaction is not subject to any pre-emptive rights for Altimo or Telenor. At its meeting on January 16, 2011, the Company’s Board concluded that the Transaction should be regarded as a Related M&A Transaction and therefore is not subject to any pre-emptive rights for either Altimo or Telenor under the VimpelCom Shareholders Agreement. The Board approved the Transaction by a vote of six to three. The three Telenor nominees on the Board voted against the Transaction. The three Altimo nominees on the Board and the three independent members of the Board voted for the Transaction.

On January 28, 2011, Telenor commenced arbitration proceedings against each of Altimo, Altimo Cooperatief U.A. (“Cooperatief”) and the Company (the “Arbitration Proceedings”) for the stated purpose of “enforcing its alleged pre-emptive rights under the VimpelCom Shareholders Agreement” with respect to the Company’s shares to be issued in the Transaction. In the Arbitration Proceedings, Telenor specifically seeks an award declaring that (a) Altimo and Cooperatief breached the VimpelCom Shareholders Agreement by violating what are said to be their obligations of good faith and fair dealing under New York law and the VimpelCom Shareholders Agreement, (b) the Company breached the VimpelCom Shareholders Agreement by declaring the Transaction to be a Related M&A Transaction and denying Telenor its alleged pre-emptive rights in connection with the Transaction, and (c) the Transaction is not a Related M&A Transaction. Telenor is also seeking an award compelling the Company, Altimo and Cooperatief to take all actions necessary to permit Telenor to exercise its alleged pre-emptive rights in connection with the Transaction, and requests interim relief during the Arbitration Proceedings to protect Telenor’s alleged rights as a shareholder in the Company and as party to the VimpelCom Shareholders Agreement. Telenor is also seeking damages for the alleged violations by Altimo affiliates and the Company in an amount to be determined in the Arbitration Proceedings and its costs and expenses in the Arbitration Proceedings. Telenor has also asked for any other relief that the arbitral tribunal deems just and proper.

VimpelCom Ltd.

Notes to consolidated financial statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

25. Subsequent events (continued)

Telenor litigation (continued)

On February 7, 2011, Telenor commenced proceedings in the English Commercial Court (the “Court”) seeking an injunction (the “Injunction Request”) which, if granted, would have prevented the Company from proceeding with the Special General Meeting of its shareholders scheduled for March 17, 2011 until after the arbitration tribunal reached a final decision in the Arbitration Proceedings, unless the Company authorized and issued to Telenor its alleged pre-emptive shares on the basis that the Transaction is not a “Related M&A Transaction” under the VimpelCom Shareholders Agreement.

The hearing of the Injunction Request took place on February 25, 2011. On March 1, 2011, the Court handed down its judgment in which it refused to grant the Injunction Request. The Company, Altimo, Cooperatief and Weather Investments II S.a r.l (which owns a majority of the shares of Wind Telecom) have given various undertakings to the Court intended to (a) ensure that Telenor will receive its pre-emptive shares should the tribunal in the Arbitration Proceedings ultimately find in Telenor’s favor and (b) protect Telenor’s voting stake from dilution below 25% plus one share between the closing of the Transaction and the resolution of the Arbitration Proceedings.

The Company will defend vigorously the Arbitration Proceedings. At this stage of the Arbitration Proceedings, the Company cannot make a determination about the likely outcome of the case.

Dividends

On March 7, 2011, the Board declared the payment of a dividend of US$0.19 per ADS in relation to the Company’s interim 2010 results. The total interim dividend payment was approximately US$250,000, which were paid on March 25, 2011.

On April 14, 2011, the Board declared the payment of a dividend of US$0.15 per ADS in relation to the Company’s 2010 results. The total final dividend payment will be approximately US$244,000 (gross of withholding tax where applicable). The dividend will be paid by the Company before June 30, 2011.

Sky mobile 3G license (Note 24)

On April 5, 2011 Kyrgyzstan Government has issued the Decree, according to which it considered as fully satisfied license obligation of Sky Mobile to organize centers of public access with necessary computer equipment and access to Internet in 100 postal telegraph offices of KyrgyzPost located in the rural areas within 2 years and some other obligations assuming capital expenses in exchange for payment made by Sky Mobile of 50 million Kyrgyz soms to the state budget (equivalent to US$1,054 at the exchange rate as of April 5, 2011). Sky Mobile expects respective changes to be incorporated into the license agreement related to the 3G license.

EXHIBIT LIST

Exhibit No.	Description
1.1	Bye-laws of VimpelCom Ltd. adopted on April 20, 2010.*

2.1	Form of Deposit Agreement (common shares) between VimpelCom Ltd. and The Bank of New York Mellon, as depositary.**

2.2	Agreement to furnish instruments relating to long-term debt.†

4.1	Shareholders Agreement, dated October 4, 2009, between and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Eco Telecom Limited, Telenor East Invest AS, Telenor Mobile Communications AS and Altimo Coöperatief U.A.***

4.2	Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A., Weather Investments II S.à r.l. and certain Shareholders of Wind Telecom S.p.A., dated as of April 15, 2011.§

4.3	Form of Indemnification Agreement.†

8.	List of Subsidiaries.†

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.†

15.1	Consent of Ernst & Young Accountants LLP.†

15.2	Consent of Ernst & Young LLC.†

15.3	Letter from VimpelCom Ltd.’s former independent registered public accountant filed in accordance with Item 16F.†

*	Incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-8 (Registration No. 333-166315) of VimpelCom Ltd., filed on April 27, 2010.
**	Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (Registration No. 333-164770) of VimpelCom Ltd., filed on February 8, 2010.
***	Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Registration No. 333-164770) of VimpelCom Ltd., filed on February 8, 2010.
§	Incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Weather Investments II S.à r.l. on April 22, 2011.
†	Filed herewith.