Form 20-F
period 2011-12-31
VimpelCom Ltd.
filed 2012-04-30
CIK 1468091

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-34694

VIMPELCOM LTD.

(Exact name of registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Jeffrey D. McGhie

Group General Counsel

Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

Tel: +31 20 797 7200

Fax: +31 20 797 7201

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, or ADSs, each representing one common share	New York Stock Exchange

Common shares, US$ 0.001 nominal value	New York Stock Exchange*

*	Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

1,628,199,135 common shares, US$ 0.001 nominal value.

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

Large accelerated filer ☒            Accelerated filer ☐            Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐            International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐             Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	Omitted because the item is not required.
**	We have responded to Item 18 in lieu of this item.

i

EXPLANATORY NOTE

References in this Annual Report on Form 20-F to “VimpelCom” and the “VimpelCom Group,” as well as references to “our company,” “the company,” “our group,” “we,” “us,” “our” and similar pronouns, are references to VimpelCom Ltd., an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. All section references appearing in this Annual Report on Form 20-F are to sections of this Annual Report on Form 20-F, unless otherwise indicated.

On April 15, 2011, we completed our acquisition of 100% of Wind Telecom S.p.A., or “Wind Telecom” (or together with its consolidated subsidiaries, the “Wind Telecom Group”) and its interests in Orascom Telecom Holding S.A.E, or “OTH,” and WIND Telecomunicazioni S.p.A., or “WIND Italy.” Wind Telecom is an international provider of mobile and fixed-line telecommunications and Internet services with operations in Europe, North America, Africa and Asia. We refer to the acquisition of Wind Telecom in this Annual Report on Form 20-F as the “Wind Telecom Transaction.” As we did not consolidate Wind Telecom into our financial statements until the effective acquisition date, the historical financial and operating data of VimpelCom set forth in this Annual Report on Form 20-F do not reflect Wind Telecom’s results prior to April 15, 2011, unless otherwise indicated.

In October 2009, Telenor ASA, the parent company of the Telenor Group, and Altimo Holdings & Investments Ltd., or “Altimo Holdings” (or together with its consolidated subsidiaries, “Altimo”), a member of the Alfa Group Consortium, or the “Alfa Group,” announced that they agreed to combine their ownership of OJSC “Vimpel-Communications,” or “OJSC VimpelCom,” and Private Joint Stock Company “Kyivstar,” or “Kyivstar,” under a new company called VimpelCom Ltd. We refer to the combination in this Annual Report on Form 20-F as the “VimpelCom Ltd. Transaction.” The VimpelCom Ltd. Transaction involved a series of transactions, including exchange offers by VimpelCom Ltd. to holders of OJSC VimpelCom shares, including shares represented by ADSs. On April 21, 2010, all conditions of the exchange offers were satisfied, and VimpelCom Ltd. acquired approximately 98.0% of OJSC VimpelCom’s outstanding shares, including shares represented by ADSs. Immediately following completion of the exchange offers, subsidiaries of Telenor and Altimo caused their direct and indirect interests in Kyivstar to be transferred to VimpelCom Holdings B.V., or “VimpelCom Holdings.” On May 14, 2010, OJSC VimpelCom’s ADSs were delisted from the NYSE, and on June 2, 2010, OJSC VimpelCom’s shares were excluded from the list of traded securities at the Open Joint Stock Company Russian Trading System Stock Exchange. On August 6, 2010, VimpelCom Ltd. completed the acquisition of all of OJSC VimpelCom’s shares, including those represented by ADSs, from OJSC VimpelCom’s remaining minority shareholders by way of a squeeze-out process under Russian law commenced on May 25, 2010.

This Annual Report on Form 20-F includes audited consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009 prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” and presented in U.S. dollars. As a result of the VimpelCom Ltd. Transaction, VimpelCom Ltd. is as of April 21, 2010, the accounting successor to OJSC VimpelCom, and accordingly, accounting data and disclosure relating to the period prior to April 21, 2010 in VimpelCom Ltd.’s IFRS financial statements represent accounting data and disclosure of OJSC VimpelCom except for equity, which was restated to reflect the capital structure of VimpelCom Ltd. The historical operating data for periods prior to April 21, 2010, the date on which the VimpelCom Ltd. Transaction was completed, represents the historical operating data of OJSC VimpelCom. See also “Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability of Prior Periods.”

In this Annual Report on Form 20-F, references to “€,” “EUR,” or “Euro” are to the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty of Rome which established the European Community, as amended, references to “Russian rubles” or “rubles” or “RUB” are to the lawful currency of the Russian Federation, references to “US$ “ or “$” or “USD” or “U.S. dollars” are to the lawful currency of the United States of America and references to “DZD” are to the lawful currency of Algeria. References to “LIBOR” are to the London Interbank Offered Rate, references to “MosPRIME” are to the Moscow Prime Offered Rate, references to “KIBOR” are to the Karachi Interbank Offered Rate, references to “AB SEK” are to AB Svensk Exportkredit and references to “Rendistato” are to the weighted average yield on a basket of Italian government securities produced and published by Bank of Italy.

In addition, the discussion of our business and the telecommunications industry in this Annual Report on Form 20-F contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined below:

•	References to “ADSL” are to asymmetric digital subscriber line.

•	References to “ANOs” are to alternative network operators.

•	References to “ARPU” are to the monthly average revenue per mobile subscriber.

•	References to “BITS” are to basic international telecommunications service, a type of license.

•	References to “BU-LRIC” are to bottom-up long-run incremental cost.

•	References to “CAMEL” are to a customized application for mobile network enhanced logic, an intranetwork prepaid roaming service.

•	References to “CLECs” are to competitive local exchange carriers.

•	References to “CPR” are to customer premises equipment.

•	References to “CUG” are to closed user group.

•	References to “DDos” are to distributed denial of service.

•	References to “DLD” are to domestic long distance.

•	References to “DSLAMs” are to digital subscriber line access multiplexers.

•	References to “DSR” are to direct selling representatives.

•	References to “DVR” are to digital video recorder.

•	References to “DWDM” are to dense wavelength division multiplexing.

•	References to “FTN” are to a Federal Transit Network.

•	References to “FTTB” are to fiber to the building.

•	References to “FMTN” are to fixed mobile technological network.

•	References to “GSM” are Global System for Mobile Communications standard.

•	References to “GSM-900” are to networks that provide mobile telephone services using GSM in the 900MHz frequency range.

•	References to “GSM-900/1800” are to dual band networks that provide mobile telephone services using the GSM standard in the 900 MHz and 1800 MHz frequency ranges.

•	References to “GSM-1800” are to networks that provide mobile telephone services using GSM in the 1800 MHz frequency range.

•	References to “HD” are to high definition.

•	References to “HSDPA” are to High Speed Downlink Packet Accesses, which is a 3G mobile telephony communications protocol in the High-Speed Packet Access, or “HSPA,” family.

•	References to “ILD” are to international long distance.

•	References to “ILEC” are to incumbent local exchange carriers.

•	References to “IMSI” are to international mobile subscriber identification.

•	References to “IP” are to Internet Protocol.

•	References to “IP VPN” are to IP virtual private network.

•	References to “ISDN” are to integrated services digital network.

•	References to “ISP” are Internet service provider.

•	References to “LAN” are to local area network.

•

References to “LLU” are to local loop unbundling. In Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

•	References to “LTE” are to long term evolution, a mobile access technology.

•	References to “MEN” are to metropolitan Ethernet technology.

•	References to “MMS” are to multimedia messaging service.

•	References to “mobile services” are to our wireless voice and data transmission services but excluding WiFi.

•	References to “MNP” are to mobile number portability.

•	References to “MOU” are to the monthly average minutes of use per mobile subscriber.

•	References to “MPLS” are to multiprotocol label switching.

•	References to “MVNOs” are to mobile virtual network operators.

•	References to “NGAN” are to next generation access network.

•	References to “PBX” are to private branch exchange.

•	References to “PSTN” are to public switched telephone network.

•	References to “REDs” are to radio electronic devices.

•	References to “RBT” are to ringback tones, which are customized ringtones.

•	References to “SaaS” are to software as a service.

•	References to “SLA” are to service level agreement.

•	References to “SDH” are to synchronous digital hierarchy technology.

•	References to “SMS” are to short messaging service.

•	References to “STBs” are to set-top-boxes.

•	References to “TDM” are to time division multiplexing.

•	References to “TFO” are to tandem free operation.

•	References to “TrFO” are to transcorder free operation.

•	References to “UMTS” are to Universal Mobile Telecommunications System.

•	References to “USB” are to Universal Serial Bus.

•	References to “USO” are to universal service obligations.

•	References to “UTN” are to telephone urban set.

•	References to “VoIP” are to voice over Internet protocol.

•	References to “VPN” are to virtual private network.

•	References to “VSAT” are to very small aperture terminal.

•	References to “VULA” are to virtual unbundling local access.

•	References to “WAN” are to wide area network.

•	References to “WiMax” are to the worldwide interoperability for microwave access communication standard.

•	References to “WLR” are to wholesale line rental.

•	References to “3G” technologies are to third generation mobile technologies, including UMTS.

•	References to “4G” technologies are to fourth generation mobile technologies, including LTE and WiMax.

Certain amounts and percentages that appear in this Annual Report on Form 20-F have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

Non-GAAP Financial Measures

        Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures. VimpelCom calculates adjusted EBITDA as profit for the year before depreciation, amortization, impairment loss, finance costs, income tax expense and the other line items reflected in the reconciliation table in “Item 3—Key Information—A. Selected Financial Data” below. Our consolidated adjusted EBITDA includes certain reconciliation adjustments necessary because our Russia Business Unit and Europe & North America Business Unit exclude certain expenses from their adjusted EBITDA. As result of the reconciliations, our consolidated adjusted EBITDA differs from the aggregation of adjusted EBITDA of each of our business units. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by total operating revenues. Adjusted EBITDA and adjusted EBITDA margin should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses adjusted EBITDA and adjusted EBITDA margin as supplemental performance measures and believes that adjusted EBITDA and adjusted EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of adjusted EBITDA and adjusted EBITDA margin include the key revenue and expense items for which the company’s operating managers are responsible and upon which their performance is evaluated. Adjusted EBITDA and adjusted EBITDA margin also assist management and investors by increasing the comparability of the company’s performance against the performance of other telecommunications companies that provide EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating profit between periods. However, our adjusted EBITDA results may not be directly comparable to other companies’ reported EBITDA or OIBDA results due to variances and adjustments in the components of EBITDA (including our calculation of adjusted EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s or adjusted EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, is presented in “Item 3—Key Information—A. Selected Financial Data” below.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our strategy to generate sufficient net cash flow in order to meet our debt service obligations;

•	our plans to develop and provide integrated telecommunications services to our customers, increase fixed and mobile telephone use and expand our operations;

•	our ability to execute our business strategy successfully and achieve the expected benefits from our existing and future acquisitions;

•	our ability to extract anticipated synergies or to integrate an acquired business, including Wind Telecom, into our group in a timely and cost-effective manner;

•	our expectations as to pricing for our products and services in the future, improving the total average monthly service revenues per subscriber and our future operating results;

•	our ability to meet our projected capital requirements;

•	our ability to meet license requirements and to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and obtain related regulatory approvals;

•	our ability to obtain and maintain interconnect agreements; and

•	other statements regarding matters that are not historical facts.

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

These factors and the other risk factors described in “Item 3—Key Information—D. Risk Factors” are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Under no circumstances should the inclusion of such forward looking statements in this Annual Report on Form 20-F be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward-looking statements included in this Annual Report on Form 20-F are made only as of the date of this Annual Report on Form 20-F. We cannot assure you that projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not required.

ITEM 2.	Offer Statistics and Expected Timetable

Not required.

ITEM 3.	Key Information

A. Selected Financial Data

The following selected consolidated financial data for the three years ended December 31, 2011 are derived from our historical consolidated financial statements which have been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, for the years ended December 31, 2011 and 2010, and by Ernst & Young LLC, an independent registered public accounting firm, for the year ended December 31, 2009. The data should be read in conjunction with our audited consolidated financial statements and related notes include elsewhere in this Annual Report on Form 20-F and the financial information in “Item 5—Operating and Financial Review and Prospects.” As a result of the VimpelCom Ltd. Transaction, VimpelCom Ltd. is the accounting successor to OJSC VimpelCom, and accordingly, accounting data and disclosure relating to periods prior to April 21, 2010 represent accounting data and disclosure of OJSC VimpelCom, except for equity which was restated to reflect the capital structure of VimpelCom Ltd. In addition, accounting data and disclosure relating to periods prior to April 15, 2011 do not include the Wind Telecom Group. We omit selected financial information for the earliest two years of the five year period ended December 31, 2011 because we adopted IFRS in 2010 and accordingly have only three years of selected consolidated financial data prepared in accordance with IFRS as issued by the IASB.

	Years ended December 31,
	2011	2010	2009
	(In millions of US dollars, except per share amounts)
Service revenues	19,579	10,291	8,691
Sale of equipment and accessories	516	194	110
Other revenues	167	37	12

Total operating revenues	20,262	10,522	8,813

Operating expenses
Service costs	4,962	2,251	1,895
Cost of equipment and accessories	663	217	111
Selling, general and administrative expenses	6,381	3,198	2,482
Depreciation	2,726	1,403	1,190
Amortization	2,059	610	440
Impairment loss	527	—	—
Loss on disposals of non-current assets	90	49	77

Total operating expenses	17,408	7,728	6,195

Operating profit	2,854	2,794	2,618

Finance costs	1,586	536	603
Finance income	(120)	(69)	(58)
Other non-operating losses/(gains)	308	(35)	69
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	35	(90)	(3)
Net foreign exchange loss	190	5	404

Profit before tax	854	2,447	1,603

Income tax expense	585	574	431

Profit for the year	269	1,873	1,172

Attributable to:
Non-controlling interest	(274)	67	30
The owners of the parent	543	1,806	1,142

	269	1,873	1,172

Earnings per share
Basic, profit for the year attributable to ordinary equity holders of the parent	$0.36	$1.50	$1.13
Diluted, profit for the year attributable to ordinary equity holders of the parent	$0.36	$1.50	$1.13
Weighted average number of common shares (millions)	1,524	1,207	1,013
Dividends declared per share	$0.80	$0.80	$0.30

	At December 31,
	2011	2010	2009
	(In millions of US dollars)
Consolidated balance sheets data:
Cash and cash equivalents	2,325	885	1,451
Working capital (deficit)(1)	(3,074)	(1,023)	(562)
Property and equipment, net	15,165	7,299	5,861
Intangible assets and Goodwill	28,601	9,217	4,843
Total assets	54,039	19,505	14,618
Total liabilities	39,137	9,093	10,416
Total equity	14,902	10,412	4,202

(1)	Working capital is calculated as current assets less current liabilities.

	Years ended December 31,
	2011	2010	2009
	(In millions of US dollars)
Other data:
Adjusted EBITDA *	8,127	4,906	4,334

*	Adjusted EBITDA is a non-GAAP financial measure. Please see “Explanatory Note—Non-GAAP Financial Measures,” for more information on how we calculate adjusted EBITDA. Reconciliation of adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, is presented below.

Reconciliation of Adjusted EBITDA to profit for the year

(Unaudited, in millions of US dollars)

	Years ended December 31,
	2011	2010	2009
Adjusted EBITDA	8,127	4,906	4,334
Reconciliation adjustments	129	(48)	(9)
Depreciation	(2,726)	(1,403)	(1,190)
Amortization	(2,059)	(610)	(440)
Impairment loss	(527)	—	—
Loss on disposals of non-current assets	(90)	(49)	(77)
Finance costs	(1,587)	(536)	(603)
Finance income	120	69	58
Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	(35)	90	3
Net foreign exchange loss	(190)	(5)	(404)
Income tax expense	(585)	(574)	(431)
Profit for the year	269	1,873	1,172

SELECTED OPERATING DATA

The following selected operating data as of and for the years ended December 31, 2011, 2010 and 2009 has been derived from internal company sources. The selected operating data set forth below should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this Annual Report on Form 20-F and the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.” The historical operating data for periods prior to April 21, 2010, the date on which the VimpelCom Ltd. Transaction was completed, represent the historical operating data of OJSC VimpelCom. The historical operating data for periods prior to April 15, 2011, the date on which the Wind Telecom Transaction was completed, exclude historical operating data of the Wind Telecom Group.

	As of December 31,
	2011		2010		2009
Selected company operating data (1):
End of period mobile subscribers (in millions):
Russia		57.2		52.0		50.9
Europe & North America		21.4		—		—
Africa & Asia		82.1		0.7		0.4
Ukraine		24.8		24.4		2.0
CIS		19.7		15.6		13.2
Total mobile subscribers		205.2		92.7		66.5
Mobile MOU (2)
Russia		243		219		211
Europe & North America
Italy		197		—		—
Africa & Asia
Algeria		286		—		—
Pakistan		206		—		—
Bangladesh		209		—		—
CAR		47		—		—
Burundi		37		—		—
Cambodia		419		331		78
Laos		233		—		—
Vietnam		143		—		—
Ukraine		467		378		209
CIS
Kazakhstan		148		120		93
Tajikistan		229		179		173
Uzbekistan		425		386		314
Armenia		257		294		238
Georgia		207		137		138
Kyrgyzstan		303		258		164
Mobile ARPU (2)
Russia	US$	11.0	US$	10.8	US$	10.1
Europe & North America	US$	21.7		—		—
Africa & Asia	US$	3.8	US$	3.5		n/a
Ukraine	US$	5.1	US$	4.8	US$	4.7
CIS	US$	6.6	US$	7.1	US$	7.2
Churn (as a percentage) (2)
Russia		62.8		50.8		42.8
Europe & North America
Italy		28.3		—		—
Africa & Asia
Algeria		20.9		—		—
Pakistan		29.5		—		—
Bangladesh		18.5		—		—
CAR		102.0		—		—
Burundi		59.9		—		—
Cambodia (3)		128.0		167.0		—	(3)
Laos		258.0		—		—
Vietnam		158.0		—		—
Ukraine		22.3		29.5		81.0
CIS
Kazakhstan		47.4		43.5		46.3
Tajikistan		67.4		82.8		52.9
Uzbekistan		59.7		54.2		63.7
Armenia		87.6		67.6		58.6
Georgia		70.1		94.1		46.6
Kyrgyzstan		52.3		61.9		60.5
End of period broadband subscribers (in millions):
Russia		4.6		3.3		2.1
Europe & North America		6.6		—		—
Africa & Asia		—		—		—
Ukraine		0.4		0.2		0.1
CIS		0.7		0.1		—
Total broadband subscribers		12.3		3.7		2.2

(1)	For information on how we calculate mobile subscriber data, mobile MOU, mobile ARPU, mobile churn rates and broadband subscriber data, please refer to the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Certain Performance Indicators.” Please note that the data presented above for our Europe & North America segment relate only to our operations in Italy, except for mobile subscriber data, which include the subscribers of our equity associate in Canada (0.4 million for 2011). The number of mobile subscribers for Africa & Asia includes subscribers of Telecel Zimbabwe (1.5 million for 2011), in which we have an equity investment and is accounted at cost.
(2)	For Wind Telecom Group companies acquired on April 15, 2011, mobile MOU, ARPU and churn are calculated based on the full year.
(3)	Churn figures for Cambodia in 2009 are not provided due to partial year consolidation.

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

We have substantial amounts of indebtedness. As of December 31, 2011, the principal amount of our external debt for bank loans, bonds, equipment financing, and loans from others amounted to approximately US$26.8 billion.

In connection with the acquisition of Wind Telecom in April 2011, we incurred significant additional indebtedness to pay for the acquisition of Wind Telecom and to refinance debt of Wind Telecom entities that had to be refinanced because we acquired control. We refer to the acquisition of Wind Telecom in this Annual Report on Form 20-F as the “Wind Telecom Transaction.” For more information on the Wind Telecom Transaction, see “Item 4—Information on the Company—History and Development.” For more information on the debt agreements entered into by members of the VimpelCom Group in connection with the Wind Telecom Transaction, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities— Financings for the Wind Telecom Transaction.” In addition to our debt existing before the Wind Telecom Transaction and debt we incurred in connection with the Wind Telecom Transaction, in acquiring Wind Telecom we acquired entities with substantial debt that we did not refinance. This debt remains outstanding and further increases the leverage of the VimpelCom Group.

Proceeds from debt obligations we have incurred or may incur that are loaned to our subsidiaries, including subsidiaries acquired in the Wind Telecom Transaction, may not be available to us, or repaid when needed, for support of our operations and payment of our debt service obligations. There can be no assurance that we will recover any amounts we lend to our subsidiaries. Furthermore, in the short to medium term we will not derive additional sources of cash flow or revenues from the Wind Telecom entities and will have to satisfy our debt service obligations from our operations in OJSC VimpelCom and Kyivstar. For more information regarding the Wind Telecom Transaction, our outstanding indebtedness and the outstanding indebtedness of Wind Telecom entities, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

Our substantial leverage, our lending to and refinancing of debt of our subsidiaries, including subsidiaries acquired in the Wind Telecom Transaction, and limits imposed by our debt obligations, including limits on subsidiaries we acquired in the Wind Telecom Transaction, could have significant negative consequences for our business. These factors could require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for dividends, working capital, capital expenditures, acquisitions, joint ventures and other purposes necessary for us to maintain our competitive position and placing us at a disadvantage in relation to competitors with less leverage and greater access to financial resources. These factors could also increase our vulnerability to, and limit our ability to respond to, general adverse economic and industry conditions, limit our ability to obtain additional financing, and increase the cost of such financing.

We must generate sufficient net cash flow in order to meet the substantial debt service obligations which we have following the Wind Telecom Transaction and may incur in the future, and we cannot assure you that we will be able to meet those obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we would be in default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of the indebtedness which in turn could cause defaults under our other indebtedness. This could also result in loss of any assets that secure this debt. If we do not generate sufficient cash flow from operations in attempting to meet our obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital expenditures or seeking additional capital. We cannot assure you that any refinancing or additional financing would be available on acceptable terms, or that assets could be sold, or if sold, that such sales would be on satisfactory terms, that the proceeds realized from those sales or refinancing would be sufficient to meet our obligations or that such sales or refinancing could be effected in time to alleviate financial constraints. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, could materially adversely affect our business, financial condition, results of operations and business prospects.

Covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations.

Agreements under which we borrow funds (as set forth in further detail in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities”) contain a number of different covenants that impose on us certain operating and financial restrictions. Some of these covenants relate to our financial performance, such as the level of earnings, debt and assets. Other covenants limit the ability of, and in some cases prohibit, among other things, us or certain of our subsidiaries from incurring additional indebtedness, creating liens on assets, entering into business combinations or engaging in certain activities with companies within our group. A failure to comply with these covenants would constitute a default under these relevant agreements and could trigger cross payment default/cross acceleration provisions under some or all of these agreements discussed above. In the event of such a default, the debtor’s obligations under one or more of these agreements could, under certain circumstances, become immediately due and payable, which could have a material adverse effect on our business, our liquidity and our shareholders’ equity.

We may not be able to raise additional capital.

We may need to raise additional capital in the future, including through debt financing. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth and growth in usage over the period, the pace of technological development, capital expenditures, our acquisition plans and our ability to continue to generate sufficient amounts of revenue and ARPU growth. If we incur additional indebtedness, the related risks that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness. In addition, in the future we may not be able to borrow money within the local or international capital markets on acceptable terms or at all. As a result, we may be unable to make desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations, which could materially adversely affect our business, financial condition, results of operations and business prospects.

We are exposed to foreign currency exchange loss and convertibility risks.

A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars and Euros, including capital expenditures and borrowings, while a significant amount of our revenues are in currencies other than the U.S. dollar and Euro. As a result, we are exposed to higher foreign exchange loss risks related to the varying exchange rate of our local currencies against the U.S. dollar or Euro. Unless effectively hedged, these risks could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to effectively hedge currency fluctuations due to the cost or availability of hedging instruments. For more information about the market risks we are exposed to as a result of foreign currency exchange rate fluctuations, see the section of entitled “Item 11—Quantitative and Qualitative Disclosures About Market Risk.” Also, the imposition of exchange controls or other similar restrictions on currency convertibility in our geographic areas of operation could limit our ability to convert currencies in a timely manner or at all, which could have a material adverse effect on our business, financial condition and results of operations.

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

The actual outcome of our acquisitions and their effect on our company and its subsidiaries and the results of our operations may differ materially from our expectations as a result of the following factors, among others:

•

past and future compliance with the terms of the telecommunications licenses and permissions of the acquired companies, their ability to get additional frequencies and their past and future compliance with applicable laws, rules and regulations (including, without limitation, tax and customs legislation);

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

For information about our acquisitions, please see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities.”

Our rationale behind the Wind Telecom Transaction was based on certain beliefs and assumptions, among others, that the assets of the VimpelCom Group and Wind Telecom Group are complementary and that demand for mobile data services in its markets is set to grow significantly. If any of these fundamental beliefs or assumptions proves to be incorrect or if we are unable to effectively execute our strategy, the return on our substantial investment in Wind Telecom may not materialize and our business, financial condition and results of operations could be materially adversely affected.

Management of the growth from the Wind Telecom Transaction will require significant managerial and operational resources. We will in part rely on the existing Wind Telecom Group management team and employees to help us successfully manage our growth and operate in jurisdictions that are new to our group. However, there can be no assurance that we will be able to retain key employees of the Wind Telecom Group, and if we are unable to successfully manage our growth, our further development could be hampered and our business, financial condition and results of operations could suffer.

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

The ability of VimpelCom’s subsidiaries to pay dividends and make payments or loans to VimpelCom, and to guarantee VimpelCom’s debt, will depend on their operating results and may be restricted by, among other things, applicable corporate, tax and other laws and regulations. These laws and regulations include restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange restrictions in the jurisdictions in which VimpelCom’s subsidiaries operate. For example, our Ukrainian subsidiaries, Kyivstar and Storm, may be required to obtain individual licenses or approvals from the National Bank of Ukraine in order to pay us dividends. Kyivstar has successfully obtained such licenses and approvals for its dividend distributions in the past, but there is no guarantee it will be able to do so in the future. Our subsidiary in Algeria, Orascom Telecom Algérie s.p.a., or “OTA,” has been unable to repatriate certain dividends to foreign investors, including its parent company, during the pendency of the tax assessment by the Algerian Directions des Grandes Entreprises (Tax Department for Large-Scale Companies or “DGE”). In 2010, the Bank of Algeria effected an injunction that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA, preventing OTA from transferring funds outside of Algeria, including by way of dividends or other distributions to OTH. For more information, see “—Legal and Regulatory Risks—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH” below. In addition, a recent claim brought by “the Russian Federal Antimonopoly Service, or “FAS,” against two of our strategic shareholders in the Moscow Arbitration Court could prevent us from receiving dividends from OJSC VimpelCom. For more information the FAS claim, see “—Legal and Regulatory Risks—The FAS claim recently brought against two of our strategic shareholders could adversely impact on our business and the governance of our company.”

VimpelCom’s subsidiaries operating under WIND Italy are restricted from paying dividends or making certain other payments to VimpelCom by existing covenants of the Wind Telecom Group, including in the senior notes issued by Wind Acquisition Holdings Finance S.A., or “WAHF SA,” dated December 15, 2009, in original principal amounts of €325.0 million and US$625.0 million, which prohibit outright any dividends above Wind Acquisition Holding Finance S.p.A., or “WAHF,” the immediate holding company of WIND Italy, until January 2014, when those notes convert to cash pay (rather than payment in kind) instruments. After January 2014, the WAHF SA notes and WIND Italy financings will continue to restrict upstream dividends, payments or loans to amounts permitted under restricted payment tests set out in the documents and when leverage to earnings ratios reach specified levels. For more detail on the WIND Italy financings, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

VimpelCom’s subsidiaries are separate and distinct legal entities. Any right that VimpelCom has to receive any assets of or distributions from any subsidiary upon its bankruptcy, dissolution, liquidation or reorganization, or to realize proceeds from the sale of the assets of any subsidiary, will be junior to the claims of that subsidiary’s creditors, including trade creditors.

We have a global strategy which is set by group leadership in our Amsterdam headquarters. For more information on our strategy, see “Item 4—Information on the Company—Strategy.” However, management at our local operations is responsible for executing many aspects of our strategy. This can be made more challenging given the broad geographic span of our operations and great cultural diversity among our local operations, which can make it more difficult to implement and maintain effective internal communication and reporting across the group. Local management’s failure to execute our group strategy effectively could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

We have expended significant time and resources building our “Beeline,” “Kyivstar,” “djuice,” “Wind,” “Infostrada,” “Mobilink,” “Leo,” “banglalink,” “Telecel,” and “Djezzy” brand images. Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative rumors or other claims by governmental authorities, individual subscribers and third parties against us could materially adversely affect this brand image. In addition, consumer preferences change and our failure to anticipate, identify or react to these changes by providing attractive services at competitive prices could negatively affect our market share. We cannot assure you that we will continue to maintain a favorable brand image in the future. Any loss of market share resulting from any or all of these factors could negatively affect our business, financial condition and results of operations.

Our strategic partnerships and relationships to develop our business are accompanied by inherent business risks.

We are in, and may enter into additional, strategic partnerships and joint ventures with other companies to develop our business and expand our operations. We currently participate in strategic partnerships and joint ventures in a number countries where we operate, including Russia (Euroset), Kazakhstan (KaR-Tel and TNS-Plus LLP), Uzbekistan (Buzton JV LLC), Kyrgyzstan (Sky Mobile), Georgia (Mobitel), Cambodia (Sotelco/Beeline), Zimbabwe (Telecel) and Canada (WIND Mobile).

Our participation in each of our subsidiaries and affiliated companies varies from market to market, and we do not always have a majority interest in our affiliates companies. Our business, prospects, financial condition and results of operations may be materially and adversely affected if disagreements develop with our partners.

Our ability to withdraw funds, including dividends, from our participation in, and to exercise management control over, subsidiaries and investments may depend on the consent of partners. Further, failure to resolve any disputes with our partners in certain of our operating subsidiaries could restrict payments made by these operating subsidiaries to us and have an adverse effect on our business, prospects, financial condition and results of operations. In addition, agreements governing these arrangements contain, in some cases, change of control and similar provisions which, if triggered under certain circumstances could give other participants in these investments the ability to purchase our interests or enact other penalties.

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

VimpelCom’s strategic shareholders may pursue different development strategies from us and from one another in the regions in which we operate, and this may hinder our ability to expand and/or compete in such regions and may lead to a deterioration in the relationship among our strategic shareholders.

Our company’s largest shareholders, Telenor, Altimo and Weather Investments II S.à r.l., or “Weather II” (from which we acquired Wind Telecom), and their respective affiliates, beneficially own, in the aggregate, approximately 83% of our outstanding voting shares. As a result, these shareholders, if acting together, may have the ability to determine the outcome of matters submitted to our shareholders for approval, including the acquisition of assets by us. The October 4, 2009 shareholders agreement among Telenor, Altimo and us in relation to our company, or the “VimpelCom Shareholders Agreement,” which terminated on December 10, 2011, included a voting arrangement that determined the composition of our supervisory board and granted each of Telenor and Altimo the right to appoint three of the nine members of our supervisory board and to influence the appointment of the remaining three members of our supervisory board. Although the VimpelCom Shareholders Agreement is no longer in effect, our largest shareholders nevertheless have sufficient voting rights to jointly elect a majority of our supervisory board, and they may in the future enter into arrangements similar to those present in the VimpelCom Shareholders Agreement. In addition, in April 2012 we were named as a third party in a claim brought by the FAS against Telenor East Holding II AS, or “Telenor East,” and Weather II in the Moscow Arbitration Court. Among other measures, FAS is asking the Moscow Arbitration Court to oblige VimpelCom, Telenor East and Altimo to enter into a shareholders agreement on substantially the same terms as the VimpelCom Shareholders Agreement. For more information on this claim, see “—Legal and Regulatory Risks—The FAS claim recently brought against two of our strategic shareholders could adversely impact on our business and the governance of our company” below.

Under our group’s corporate governance structure, significant corporate action on behalf of VimpelCom and/or its subsidiaries requires the prior approval of our supervisory board. Acting jointly, our largest shareholders’ nominees to the supervisory board could cause us to take corporate actions or block corporate decisions by VimpelCom or its subsidiaries, including with respect to our capital structure, financings and acquisitions, which may not be in the best interest of our minority shareholders, or other security holders.

In the past, Telenor and Alfa Group have had different strategies from us and from one another in pursuing development in Ukraine and the CIS and other regions. For example, prior to the VimpelCom Ltd. Transaction, affiliates of Telenor and members of the Alfa Group of companies reportedly owned 56.5% and 43.5%, respectively, of Kyivstar. According to public reports, companies in the Telenor Group and the Alfa Group historically were involved in various disputes and litigations regarding their ownership of and control over Kyivstar. See also “—Litigation involving Telenor and Altimo, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects” below.

Weather II has retained some telecommunications assets that were not included within the scope of the Wind Telecom Transaction. We cannot assure you that Weather II will not compete in the future with us in those countries or markets where we have a presence. In addition, our operations in Pakistan and Bangladesh compete with Telenor. For more information, see “Item 4—Information on the Company—Description of Operations of the Africa & Asia Business Unit—Mobile Business in Africa & Asia—Competition-Mobile Business in Africa & Asia.”

We cannot assure you that we, the Telenor Group, the Alfa Group or the Weather Group will not choose to pursue different strategies, including in markets or countries where the Telenor Group, the Alfa Group or the Weather Group have a presence. Furthermore, if and to the extent that our strategic shareholders have different expansion strategies, it could lead to deterioration of their relationship which could have a material adverse effect on our business, financial condition, results of operations and business prospects.

Litigation involving Telenor and Altimo, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects.

During the past six years two of our largest shareholders, Telenor and Altimo, have been involved in various disputes and litigation regarding their ownership of and control over OJSC VimpelCom and Kyivstar. In October 2009, Telenor and Altimo entered into agreements under which, among other things, they agreed to dismiss or withdraw or to cause the dismissal or withdrawal of outstanding legal proceedings between, or involving, them and their respective affiliates, and reportedly they did so. More recently, Telenor and Altimo, have been involved in litigation regarding their ownership of and control over our company. On January 28, 2011, Telenor commenced arbitration proceedings against each of Altimo Holdings, Altimo Coöperatief U.A., or “Altimo Coöperatief” (a subsidiary of Altimo Holdings), and VimpelCom Ltd. for the stated purpose of enforcing its alleged pre-emptive rights under the VimpelCom Shareholders Agreement with respect to VimpelCom shares issued in the Wind Telecom Transaction. In this Annual Report on Form 20-F, we refer to these proceedings as the “Arbitration Proceedings.”

On February 15, 2012 Telenor notified the tribunal in the Arbitration Proceedings that it was withdrawing all of its claims against Altimo Holdings, Altimo Coöperatief and us. According to Telenor’s February 15, 2012 press release, Telenor withdrew its claims because it purchased 234,000,000 of Weather II’s VimpelCom convertible preferred shares, thus raising Telenor’s share of VimpelCom’s outstanding voting shares to 36.4% (Telenor’s stake has since been raised to 39.5%). On March 8, 2012, the tribunal dismissed all claims in the Arbitration Proceedings with prejudice. For more information on the Arbitration Proceedings, see “Item 4—Information on the Company—Legal Proceedings—Telenor Arbitration.” For more information on our largest shareholders, see “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

In addition, as a result of Altimo’s sale of 123,600,000 convertible preferred shares in June 2011, which reduced its voting rights in our company to below 25%, the VimpelCom Shareholders Agreement terminated on December 10, 2011. Termination of the VimpelCom Shareholders Agreement could result in further disputes between Telenor and Altimo.

Furture legal proceedings between Altimo and Telenor and the termination of the VimpelCom Shareholders Agreement could cause the relationship between Altimo and Telenor to deteriorate. As a result of the disputes among two of our largest shareholders and claims made against us, we could suffer material adverse effects on our business, financial condition, results of operations and prospects. For more information on the legal proceedings between Altimo and Telenor, see “Item 4—Information on the Company—Legal Proceedings—Telenor Arbitration.”

A disposition by our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business.

Certain of our debt agreements have “change of control” provisions that may require us to make a prepayment if certain parties acquire beneficial or legal ownership of or control over more than 50.0% of our shares, which could occur if certain parties acquired more than 50.0% of our company. Generally, this change of control provision is not triggered as long as a combination of the Alfa Group, Telenor and/or Weather II (or other entity more than 50% owned by the Sawiris family) own more than 50% of our company. If a change of control is triggered and we fail to make any required prepayment, this could lead to an event of default, and could trigger cross default/cross acceleration provisions under certain of our other debt agreements. In such event, our obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business, financial condition and results of operations.

We derive benefits and resources from the participation of Telenor, Altimo and Weather II in our company. If Telenor, Altimo and/or Weather II were to dispose of its stake in our company, either voluntarily or involuntarily, we may be deprived of the benefits and resources that we derive from Telenor, Altimo and/or Weather II which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Industry

Our business is highly capital intensive and requires substantial and ongoing expenditures of capital, which, in the future, we may not be able to obtain on favorable terms or at all.

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

The markets in which we operate are competitive in nature, and we expect that competition, especially in the least developed markets, will continue to increase. If we are unsuccessful in our marketing campaigns or the services we introduce are not well received by consumers, or in the event of any delays in developing our networks, we will not generate the revenue anticipated and our ARPU may decline, which may materially adversely affect our business, financial condition and results of operations. We cannot assure you that our revenue will grow in the future, as competition puts pressure on prices.

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

Some of the markets in which we operate are already mature or approaching saturation and are characterized by high levels of competition. For more information on our markets and the competition we face, see “Item 4—Information on the Company—Description of Operations of the Russia Business Unit,” “—Description of Operations of the Europe & North America Business Unit,” “—Description of Operations of the Africa & Asia Business Unit,” “—Description of Operations of the Ukraine Business Unit,” and “—Description of Operations of the CIS Business Unit.”

In addition, as we expand the scope of our services, such as fixed-line residential and commercial broadband services, we may encounter a greater number of competitors who provide similar services. In the event we fail to successfully address challenges from our competition in new services, our financial condition and results of operations could be materially and adversely affected.

The issuance of additional telecommunications licenses or the implementation of new technology in any of the license areas in which we operate could also greatly increase competition and threaten our business. For example, in October 2007 the Italian government announced that operators could bid for 3.5 GHz radio frequencies (for the worldwide interoperability for microwave access communication standard, or “WiMax,” spectrum). Many of the larger Italian operators such as WIND Italy, Fastweb S.p.A. and Mediaset S.p.A withdrew from the tender. Although WiMax, which is a fixed wireless technology, has not reached a commercially viable scale yet, it is possible that it could emerge as an alternative and potentially dominant access technology for the provision of broadband access. Currently, fixed-line (i.e., fixed wireline) broadband is the dominant access technology in Italy, although WIND Italy, along with other operators, offer mobile Internet services. If WiMax emerges as a fully mobile technology and challenges the current fixed and mobile access technologies in the broadband market, the business of operators who have chosen not to invest in WiMax technology/spectrum may be materially adversely affected.

In addition, the liberalization of the regulations in areas in which we operate could also greatly increase competition and put pressure on our pricing. For example, the government of Armenia has recently liberalized the fixed–line market in Armenia, which will result in increased competition. If competitors are able to operate telecommunications networks that are more cost effective than ours, then they may have competitive advantages over us, which could harm our business.

Providers of traditional fixed-line telephone services and mobile operators that have obtained fixed-line licenses may compete more effectively with us. Former state-controlled telecommunications service providers have dominated the fixed-line market in many of the countries in which we operate. These companies have some competitive advantages over our fixed-line operations, including:

•	significant resources and greater market presence and network coverage;

•	brand name recognition, customer loyalty and goodwill; and

•	control over domestic transmission lines and over access to these lines by other participants.

Our competitors, particularly former state-controlled telecommunications service providers, may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders, potentially giving them a substantial competitive advantage over us. Additionally, current or future relationships among our competitors and third parties may restrict our access to critical systems and resources. New competitors or alliances among competitors could rapidly acquire significant market share. We cannot assure you that we will be able to forge similar relationships or successfully compete against them.

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

The telecommunications industry is characterized by rapidly changing technology and evolving industry standards. We experience new customer demand for more sophisticated telecommunications and Internet services in the markets in which we operate, as well as for other new technologies such as Internet Protocol, or “IP,” telephony and Worldwide Interoperability for Microwave Access. Accordingly, our future success will depend, in part, on the adoption of a favorable policy and regulation of standards utilizing these technologies. Our success will also depend on our ability to adapt to the changing technological landscape. However, the rapid technological advances in the telecommunications industry make it difficult to predict the extent of future competition. It is possible that the technologies we utilize today will become obsolete or subject to competition from new technologies in the future for which we may be unable to obtain the appropriate license. We may not be able to meet all of these challenges in a timely and cost-effective manner.

In addition, we may not be able to acquire licenses, which we may deem necessary to compete or we may not be able to acquire such licenses on reasonable terms and we may not be able to develop a strategy compatible with this or any other new technology.

We operate third generation mobile technologies, or “3G,” networks in some of our markets, and we will need to develop 3G networks in additional markets in which we operate. 3G network development requires significant financial investments and there can be no assurance that we will be able to develop a 3G network on commercially reasonable terms, that we will not experience delays in developing our 3G network or that we will be able to meet all of the license terms and conditions. If we experience substantial problems with our 3G services, or if we fail to introduce new services on a timely basis relative to our competitors, it may impair the success of our 3G services, delay or decrease revenues and profits and therefore may hinder recovery of our significant capital investments in 3G services as well as our growth. In Georgia, for example, our competitors have obtained 3G licenses, but we have not. Therefore, we may be unable to effectively compete in the Georgia in the future.

In September 2009, the Ukrainian National Commission for Communications Regulation, or the “NCCR,” made a decision to issue four 3G licenses to Ukrainian telecommunications operators, in addition to the 3G license awarded to Ukrtelecom in 2005. On September 22, 2009, the NCCR announced its decision to hold an auction for the first of these 3G licenses and, on September 29, 2009, approved the auction conditions. This tender was subsequently cancelled by government authorities and Ukrtelecom continues to be the only operator in Ukraine to hold a 3G license. Kyivstar’s failure to obtain a 3G license in future, as well as the award of a 3G license to one of Kyivstar’s competitors would increase the competition Kyivstar faces in the provision of mobile services in Ukraine. If Kyivstar acquires a 3G license later than its competitors or pays a significantly higher price to obtain a 3G license than its competitors pay, it could be at a significant competitive advantage and face increased costs in implementing its 3G network rollout.

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

We are exploring options for developing a 4G/LTE network for deploying 4G/LTE services. There can be no assurance that we will be able to develop a commercially viable means of providing 4G/LTE services on competitive terms in the markets in which we operate. If our competitors gain access to, or deploy, 4G/LTE networks before us or on better terms, they would have an advantage over us, which may in turn have a material adverse effect on our business, financial condition and results of operations.

The next step in the development of Russian telecommunications is the deployment of 4G/LTE networks. The cost of 4G/LTE network development and quality of services (data speed, quality of coverage) depend on the band and the width of frequency range given to an operator. In September 2011, the Russian government announced its intention to auction frequencies for LTE use on a national level in 2012. Additionally, the State Radio Frequencies Commission gave Scartel (Yota brand) two ranges of LTE frequencies, 30 MHz each, in the 2.5-2.7 GHz band for use on the whole territory of Russia in exchange for 4G frequencies held by Scartel for Wi-Max technology of total width of 70MHz (the exchange was completed on a non-auction basis). Four sets of frequencies in the 791-862 MHz band are planned to be sold during the auction in 2012, after which the winners of the frequencies will also receive frequencies in the 2.5-2.7 GHz band. The remaining frequencies that are to be sold during the auction comprise 40 MHz of the 2.5-2.7 GHz band. Therefore, other operators may receive frequency ranges much later than Scartel and the ranges they receive may be much smaller than those given to Scartel. Initially it was planned that all operators would receive equal access to the Scartel infrastructure, which would allow each operator to reduce its 4G/LTE network development costs. In March 2011, we, MTS, MegaFon and Rostelecom signed a non-binding memorandum of understanding with Scartel, according to which we, MTS, MegaFon and Rostelecom were to receive access to Scartel’s 4G network infrastructure (which was to be built) and were to receive options to purchase shares in Scartel in 2014 at a price determined by an independent appraisal. According to recent news reports, Megafon is negotiating a possible acquisition of Scartel. If this transaction takes place, Megafon may obtain a significant competitive advantage both in terms of frequency resources and LTE network development costs. Furthermore, the limited number of available frequencies may prevent us from realizing the full benefits we expect to receive from the development of a 4G network, because our network capacity would be constrained and our ability to expand limited.

On the fixed line network in Italy, our competitor, Telecom Italia, recently announced a plan to introduce a progressive roll out of a “next generation network,” a superior architectural telecommunications technology using fiber optic cables delivering a speed of up to 100MB. The “next generation network,” if introduced, would replace Telecom Italia’s legacy copper network with fiber. Although there is uncertainty around Telecom Italia’s strategy for implementing the roll-out of such next generation network, including the timing, and despite the fact that much will depend on the political and legislative framework as well as the regulatory infrastructure for such next-generation network in Italy, it is possible that as Telecom Italia upgrades its network, the local exchanges WIND Italy uses to provide LLU services could be closed over time. As a result, WIND Italy may be forced to co-locate at a different location where the cost of unbundling is likely to be more expensive and space for co-location is likely to be more limited, or adopt a different approach to its business or build its own fiber network at a material cost, which could have a material adverse effect on WIND Italy’s business or results of operations. LLU, which stands for “local loop unbundling,” is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

In addition, market demand for new technologies in which we have invested may not increase or may decrease over time, limiting our ability to recoup the costs of our investments in such new technologies. For example, WIND Italy’s UMTS license, which is valid until 2029, cost an aggregate of €2,427 million. In June 2009, WIND Italy was awarded an additional 5MHz block of UMTS spectrum for the assignment of rights of use for the frequencies in the 2100 MHz band for approximately €89 million, which rights were assigned by the Italian Ministry of Economic Development in September 2009. On September 29, 2011 WIND Italy was awarded spectrum in both the 800MHz and 2600MHz frequencies following the completion of the competitive spectrum auction initiated by the Italian Ministry for Economic Development, for a total consideration of approximately €1.1 billion. WIND Italy plans to make significant investments in its LTE network during the next several years.

WIND Italy’s ability to recoup its LTE related and UMTS related expenditures will depend largely upon continued and increasing customer demand for LTE and UMTS based services. Although there have been signs of widespread demand for high speed data services through UMTS in recent years, the size of the market is still unknown and may fall short of industry expectations and LTE and UMTS technologies may not prove more attractive to subscribers than other existing technologies and services. If LTE based and UMTS based mobile services do not, or are slower than anticipated to, gain sufficiently broad commercial acceptance in Italy, or if WIND Italy derives a smaller percentage of its total revenues than expected from its LTE and UMTS related services, we may not be able to adequately recoup WIND Italy’s investment in its LTE frequencies and UMTS license and network or profit from such investment, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if third party application service providers fail or are slow to develop services for LTE and UMTS based mobile services, or if WIND Italy cannot obtain reasonably priced LTE/UMTS handsets, technologically proven network equipment or software with sufficient functionality or speed, our ability to generate revenues from WIND Italy’s LTE/UMTS networks may also be adversely affected, which in turn could have a material adverse effect on our business, financial condition and results of operations.

In addition, WIND Italy’s ability to recoup LTE and HSDPA related expenditures will depend largely upon implementing a competitive pricing strategy that appeals to consumers while recouping an investment in LTE and high speed downlink packet accesses, or “HSDPA,” technology. Further, Europe is facing an economic slowdown, resulting in a general contraction in consumer spending, which could affect demand for VAS such as mobile Internet. If subscribers use mobile Internet services offered by WIND Italy’s competitors, reduce their usage of mobile Internet services offered by WIND Italy, or cease to use mobile Internet at all, WIND Italy may not be able to profit from its build out of LTE and HSDPA coverage at the levels it anticipates, or at all, which, in turn, could have a material adverse effect on our business, financial condition or results of operations.

Our ability to provide telecommunications services would be severely hampered if our access to local and long distance line capacity were limited or if the commercial terms of our interconnect agreements were significantly altered.

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

Our technological infrastructure is vulnerable to damage or disruptions from numerous events, including fire, flood, windstorms or other natural disasters, power outages, terrorist acts, equipment or system failures, human errors or intentional wrongdoings, including breaches of our network or information technology security. Problems with our backbone, switches, controllers, fiber optic network or network nodes at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our networks. All of our equipment for provision of mobile services in Moscow is located primarily in two buildings in Moscow. Disruption to the operation of these buildings, or buildings where our equipment is held in other jurisdictions where we operate, such as from electricity outages or damage to these buildings could result in disruption of our mobile services in those jurisdictions.

Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity may not be seamless, and may cause network service interruptions. In recent years, we have experienced network service interruptions, which occur from time to time during installations of new software. Interruptions of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could materially adversely affect our business. In some of the markets in which we operate, we do not carry business interruption insurance to prevent against network disruptions.

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

We depend on third parties for certain services important to our business.

There is inherent risk in relying on third parties for services important for our operations. For example, we may outsource our networks in certain markets in which we operate, and our networks are important to our business. To the extent that the third parties on which we rely fail to provide the required service, it could have a materially adverse impact on our business, financial condition and results of operations.

Historically the vast majority of our operating subsidiaries’ revenue has come from providing telecommunications services, with relatively little of our revenue coming from sales of handsets and other devices. In 2008, OJSC VimpelCom significantly increased its sale of devices by beginning to sell broadband Internet modems and entering into an agreement with Apple Sales International, or “Apple,” to sell iPhones in Russia. Sales of devices tend to yield lower profit margins than sale of services and the need to maintain devices in inventory can have a negative impact on our working capital. In addition, sales of handsets are sensitive to changes in economic conditions and there can be no assurance that we will be able to make the purchase installments contemplated by the agreement with Apple. At the same time, we expect that the sales of handsets, including iPhones, will contribute to our subscriber growth, and such sales are therefore critical for our overall growth strategy. In the event we are unable to extend our existing agreements with, or fail to agree on acceptable terms or lose exclusivity in our agreements with handset providers, we could experience a negative impact on our ARPU and our churn rate, which could have a material adverse effect on our business, financial condition and results of operations. For more information, please see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations.” For information on proceedings commenced by FAS relating to our sale of iPhones, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings—Proceedings Involving OJSC VimpelCom and its Subsidiaries—FAS Litigation—I-Phone Proceedings.”

Many of our mobile products and services are sold to customers through retail channels. The third party distributors, retailers and sales agencies that we use to distribute and sell products are not under our control and may stop distributing or selling its products at any time. Should this occur with particularly important distributors, retailers or agencies, we may face difficulty in finding new distributors, retailers or sales agencies that can generate the same level of revenues. In addition, distributors, retailers and sales agencies that also distribute or sell competing products and services may more actively promote the products and services of our competitors. Such developments with our third party distributors, retailers and sales agencies could materially adversely affect our business, financial condition and results of operation.

Furthermore, WIND Italy no longer owns the internet portal spun off as part of the acquisition of Wind Telecom, and has entered into a service agreement with Libero S.r.l. to continue to utilize the Libero internet portal. If this agreement were to terminate for any reason, WIND Italy would need to establish alternative distribution channels for its broadband services, which may result in significant costs and/or may not be successful. If WIND Italy fails to maintain or expand its direct and indirect distribution presence, its ability to retain or further grow its market share in the Italian mobile and fixed-line telecommunications markets, including the broadband market, could be adversely affected, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. As the number of convergent product offerings and overlapping product functions increase, the possibility of intellectual property infringement claims against us may increase. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition or results of operations. We also may incur substantial acquisition or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties. While we have successfully enforced our intellectual property rights in courts in the past, we cannot assure you that we will be able to successfully protect our property rights in the future.

Legal and Regulatory Risks

The FAS claim recently brought against two of our strategic shareholders could adversely impact on our business and the governance of our company.

Our company has been named as a third party in a recent claim brought by the FAS against two of our strategic shareholders, Telenor East and Weather II, in the Moscow Arbitration Court. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case whose rights and obligations can be affected by the claim. OOO Altimo and Altimo Coöperatief have also been named as third parties.

The claim was filed by FAS on the alleged basis that Telenor East’s February 15, 2012 purchase (the “Purchase”) of 234 million preferred shares in our company from Weather II violated relevant Russian law because Telenor East, as a company controlled by a foreign state (the Kingdom of Norway), may not exercise control over a Russian entity having strategic importance for the national defense and state security (such as our Russian subsidiary, OJSC VimpelCom). FAS is asking the Moscow Arbitration Court to (a) invalidate the share purchase agreement between Telenor East and Weather II of February 15, 2012, which provided for the Purchase; (b) invalidate the option agreement between Telenor East and Weather II of February 15, 2012, which provides for call and put options under which Telenor East could acquire an additional 71 million preferred shares in our company from Weather II extending into January 2016; (c) oblige Telenor East to return the preferred shares to Weather II; and (d) oblige our company, Telenor East and Altimo Coöperatief to enter into a shareholders agreement on substantially the same terms as the VimpelCom Shareholders Agreement, which recently terminated.

In connection with the above claim, FAS filed a separate motion seeking interim relief from the Moscow Arbitration Court to (a) prohibit our company and our subsidiary, VimpelCom Holdings, from voting our shares, representing 100.0% of the outstanding shares, in OJSC VimpelCom; (b) prohibit Telenor East and Weather II from changing the management bodies of our company (which includes our supervisory board); and (c) prohibit Telenor East and Weather II from exercising their rights under their option agreement of February 15, 2012. On April 24, 2012, the Moscow Arbitration Court granted FAS’s above-requested interim relief in part only. The court rejected the Russian regulator’s request to completely prohibit our company and VimpelCom Holdings from voting our shares in OJSC VimpelCom. The injunction order states that our company and VimpelCom Holdings are prohibited from voting our shares at shareholder meetings of OJSC VimpelCom to: (i) change the OJSC VimpelCom board of directors, and (ii) approve major transactions and interested party transactions, as such terms are defined under Russian law. The injunction order does not, however, prohibit our company and VimpelCom Holdings as shareholders of OJSC VimpelCom from exercising our other shareholder rights, including, among other things, rights to approve the OJSC VimpelCom annual accounts, to appoint OJSC VimpelCom’s external auditor, to approve dividend payments by OJSC VimpelCom and to re-elect the current OJSC VimpelCom board members. The court did grant the requested interim relief pertaining to Telenor East and Weather II set out in clauses (b) and (c) above.

There can be no assurance that the Moscow Arbitration Court will not change the injunction order or issue a new injunction order, or that the injunction order will not be interpreted differently by the Moscow Arbitration Court or other judicial bodies, as a result of an appeal or otherwise, with the effect of further limiting the right of our company and VimpelCom Holdings to vote our shares of OJSC VimpelCom. Further limitations on voting our shares in OJSC VimpelCom could lead to adverse effects on our ability to pay dividends, on the business of OJSC VimpelCom and the VimpelCom Group and potentially to defaults under financing documents.

Furthermore, it is currently unclear what effect, if any, the granting by a Russian court of the relief for re-instituting the VimpelCom Shareholders Agreement and/or the granting of the requested injunction prohibiting Telenor East and Weather II from changing the management bodies of our company may have on the composition of our supervisory board and governance of our company. The VimpelCom Shareholders Agreement expired by its terms as of December 10, 2011, and we are required under Bermuda law to hold our AGM to, among other things, elect our supervisory board prior to December 31, 2012. For more information about the FAS claim, see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings—FAS Claim.”

We operate in a highly regulated industry and are subject to a large variety of laws and extensive regulatory requirements.

As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. Mobile, Internet, fixed-line, voice and data markets are all generally subject to extensive regulatory requirements, including strict licensing regimes, as well as anti-monopoly and consumer protection regulations, in the countries in which we operate. Regulations may be especially strict in the markets of those countries in which we are considered to hold a significant or dominant market position. Furthermore, regulations could require us to reduce roaming prices and termination rates in mobile and/or fixed line networks, require us to offer access to our network to other operators, and result in the imposition of fines if we fail to fulfill our service commitments. Such regulations and regulatory actions could place significant competitive and pricing pressure on our operations and could have a material adverse effect on our business, financial condition, results of operations and cash flow. For more information on the regulatory environment in which we operate, see “Item 4—Information on the Company—Regulation of Telecommunications.”

Anti-monopoly regulations in the countries where we operate may require us to obtain anti-monopoly approvals for certain acquisitions, reorganizations or other transactions as may be provided for in applicable law. The applicable rules are generally subject to different interpretations and the competent authorities may challenge the positions that we take. We may also be unable to comply with anti-monopoly approvals due to administrative delays in the review process or for other reasons. Failure to obtain such approval or the activity of the relevant anti-monopoly bodies may impede or adversely affect our business and ability to expand our operations.

Anti-monopoly and consumer protection regulators in countries where we operate have oversight over consumer affairs and advertising and are authorized to regulate companies deemed to be a dominant force in, or a monopolist of, a market. In some countries in which we operate, including Russia, Italy, Ukraine, Kazakhstan, Armenia and Pakistan, we have been identified by the regulators as having a significant or dominant market position. In such markets, we are subject to stricter controls on our operations and higher scrutiny in achieving anti-monopoly approvals.

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

For more information about the competition proceedings in which our subsidiaries are involved, see “Item 4—Information on the Company—Legal Proceedings.”

Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law or regulations.

We are required to meet certain terms and conditions under our licenses, including meeting certain conditions established by the legislation regulating the communications industry. For more information on our licenses and their related requirements, please see the sections of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Description of Operations of the Russia Business Unit,” “—Description of Operations of the Europe & North America Business Unit,” “—Description of Operations of the Africa & Asia Business Unit,” “—Description of Operations of the Ukraine Business Unit,” and “—Description of Operations of the CIS Business Unit.” If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, we anticipate that we would have an opportunity to cure any non-compliance. However, we cannot assure you that we will receive a grace period, and we cannot assure you that any grace afforded to us would be sufficient to allow us to cure any remaining non-compliance. In the event that we do not cure any remaining non-compliance, the applicable regulator could decide to suspend and seek termination of the license. The occurrence of any of these events could materially adversely affect our ability to build out our networks in accordance with our plans and could harm our reputation.

We may from time to time receive notices with respect to violations of our licenses. To the extent possible, we take measures to comply with the requirements of the notices. However, to the extent the alledged violations in these notices are not resolved within the required period, including due to delay of the authorities, we may suffer significant interuptions to our operations, which could have a material adverse effect on our business, financial condition or results of operations.

If we fail to fulfill the specific terms of any of our licenses, frequency permissions or other governmental permissions or if we provide services in a manner that violates applicable legislation, government regulators may levy fines, suspend or terminate our licenses, frequency permissions, or other governmental permissions or refuse to renew licenses that are up for renewal. A suspension and the subsequent termination of licenses or refusal to renew our licenses could materially adversely affect our business, financial condition and results of operations.

Our licenses are granted for specified periods and they may not be extended or replaced upon expiration.

Most of our licenses are granted for specified terms, and we can give you no assurance that any license will be renewed upon expiration. If renewed, our licenses may contain additional obligations, including payment obligations (which may involve a substantial renewal or extention fee), or may cover reduced service areas or scope of service.

As a rule, the expiration date of frequency permissions for most of our mobile communications and radio-relay line base stations exceeds the validity period of communications service licenses. We cannot predict whether we will be able to obtain extensions of our frequency permissions and whether these extensions will be formalized and granted by the regulatory agency in a timely manner and without any significant additional costs. It is possible that upon expiration of frequency permissions the frequency bands currently in use by us will be wholly or partly re-allocated in favor of other communications technologies or other communications operators, requiring that we coordinate the use of our frequencies with the other license holders or experience a loss of quality in our network.

If our licenses for provision of telecommunications services or frequency allocations are not renewed, our business could be materially adversely affected. For more information our licenses, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Description of Our Business.”

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

We have in the past been unable to obtain frequency allocations necessary to test or expand our networks in Russia. For example, our applications for GSM-900 frequencies in five regions within the Urals super-region and eight regions in the Northwest super-region were denied. Further, we were denied a grant of GSM-900 and GSM-1800 frequencies in the Far East super-region and E-GSM frequencies throughout all of Russia by Russia’s State Radio Frequency Commission, or “SRFC.” Although OJSC VimpelCom received frequencies in three regions within the Far East super-region through tenders conducted in 2007 and seven regions within the Far East super-region through tenders conducted in April 2011, OJSC VimpelCom’s applications for such frequencies have been denied in the past.

In addition, 3G and advanced spectrum auctions are due to be held in a number of jurisdictions in which we operate, including Algeria, Pakistan and Bangladesh, during 2012 and 2013, and failure to obtain sufficient spectrum at acceptable prices in these markets, or other markets in which 3G and advanced spectrum are introduced, may materially adversely affect our business, financial performance and results of operations.

We may encounter difficulties in building our networks, and we may face other factors beyond our control that could affect our ability to operate our networks, decrease the quality of our services, increase the cost of construction or operation of our networks or delay the introduction of services. As a result, we could experience difficulty in increasing our subscriber base or could fail to meet license requirements, either of which may have a material adverse effect on our business.

In addition, we could face significant increased costs if the laws or authorities in the countries in which we operate change the requirements for our equipment or networks. For example, in the Ukraine there have been recent proposals to change the requirements for fiber optic cables, which could require us to incur significant costs which may adversely affect our businesses in the Ukraine. This or similar measures in other jurisdictions in which we operate could result in a material adverse effect on our business, financial condition or results of operations.

The laws of the countries in which we operate generally prohibit the operation of telecommunications equipment without a relevant permit from the appropriate regulatory body. Due to complex regulatory procedures, it is frequently not possible for us to procure in a timely manner the permissions and registrations required for our base stations, including registration of our title to land plots underlying our base stations and constructions permits, or other aspects of our network before we put the base stations into operation or to amend or maintain the permissions in a timely manner when it is necessary to change the location or technical specifications of our base stations. At times, there can be a number of base stations or other communications facilities and other aspects of our networks for which we are awaiting final permission to operate for indeterminate periods. This problem may be exacerbated if there are delays in issuing necessary permits.

We also regularly receive notices from regulatory authorities in countries in which we operate warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. We have closed base stations on several occasions in order to comply with regulations and notices from regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended and subsequently revoked through court action. Although we generally take all necessary steps to comply with any license violations within the stated time periods by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses will not be suspended and subsequently revoked in the future. If we are found to operate telecommunications equipment without an applicable permit, we could experience a significant disruption in our service or network operation and this would have a material adverse effect on our business, financial condition and results of operations.

We may be subject to increases in payments for frequency allocations under the terms of some of our licenses.

Legislation in many countries in which we operate, including Russia, require that we make payments for frequency spectrum usage. As a whole, the fees for all available frequency assignments have been significant. Any significant increase in the fees payable for the frequencies that we use or for additional frequencies that we need could have a negative effect on our financial results. We cannot assure you that the fees we pay for radio-frequency spectrum use will not increase, and such an increase could have a material adverse effect on our business, financial condition and results of operations. For more information on the payment requirements relating to frequency allocation, see “Item 4—Information on the Company—Regulation of Telecommunications.”

We are involved in disputes and litigation with regulators, competitors and third parties.

We are party to lawsuits and other legal, regulatory and antitrust proceedings, the final outcome of which is uncertain. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) may have a material adverse effect on our business, financial condition, results of operations and cash flows.

In April 2012 VimpelCom Ltd. was named as a third party in a claim brought by FAS against Telenor East and Weather II in the Moscow Arbitration Court. For more information on this claim, see “—The FAS claim recently brought against two of our strategic shareholders could adversely impact on our business and the governance of our company” above and “Item 4—Information on the Company—Legal Proceedings—FAS Claim.”

We are involved in significant disputes with Algerian authorities. For more information on these disputes, see “—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH” below and “Item 4—Information on the Company—Legal Proceedings—Proceedings Involving OTH and Its Subsidiaries.”

KaR-Tel received an “order to pay” issued by the Savings Deposit Insurance Fund, or the “Fund,” a Turkish state agency responsible for collecting state claims arising from bank insolvencies, in the amount of approximately US$4.9 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). We believe that the order to pay is without merit. We challenged it in the Administrative Court of Istanbul, which, on October 25, 2010, ruled in our favor and cancelled the order to pay. However, the Fund has appealed the ruling and there can be no assurance that the ruling will not be overturned, that KaR-Tel will ultimately prevail in its petition for the cancellation of the order to pay or that we will not be subject to protracted litigation with the Fund or others. The adverse resolution of this matter and any other matter that may arise in connection with the order to pay issued by the Fund or any other claims made by the Fund or the former shareholders of KaR-Tel, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness. For more information about our litigation regarding KaR-Tel, see “Item 4—Information on the Company—Legal Proceedings—Proceedings Involving OJSC VimpelCom and Its Subsidiaries—KaR-Tel Litigation.”

In October 2010, OJSC VimpelCom acquired 50.1% of the share capital of Menacrest Limited, or “Menacrest,” which is the parent company of Limited Liability Company Sky Mobile, or “Sky Mobile,” a mobile operator in Kyrgyzstan, from Crowell Investments Limited, or “Crowell,” in exchange for a set-off of a portion of our US$350.0 million loan to Crowell. Sky Mobile is a defendant in litigation in the Isle of Man. The litigation was brought by affiliates of MTS against Sky Mobile and various companies and individuals directly or indirectly associated with the Alfa Group alleging that the Kyrgyz judgment determining that an Altimo affiliate was the rightful owner of an interest in the equity of Bitel, an MTS affiliate, prior to the asset sale between Sky Mobile and Bitel, was wrongfully obtained and that Bitel shares and Sky Mobile assets were misappropriated. The legal proceedings in this matter are pending. For more information about legal proceedings and threatened claims against us relating to Sky Mobile, see “Item 4—Information on the Company—Legal Proceedings—Proceedings Involving OJSC VimpelCom and Its Subsidiaries—Sky Mobile Litigation.” There can be no assurance that MTS or any other party will not bring an additional action against our company or any of our subsidiaries in connection with Sky Mobile or, if so brought, that we will prevail in any such lawsuit. The adverse resolution of any matter that may arise in connection with Sky Mobile could have a material adverse effect on our business, expansion strategy and financial results.

We have also been involved in proceedings against Canadian regulators challenging WIND Canada’s ownership structure as violative of Canadian ownership and control rules. For more information on these proceedings, see “Information on the Company—Legal Proceedings—Proceedings Involving OTH and Its Subsidiaries—Proceedings in Canada.” If we are ultimately found to violate such rules, this could result in additional expense and possibly to interruptions in the operations of WIND Canada, in which we indirectly hold 65.08% of the outstanding shares and 32.02% of the voting rights.

We could be subject to tax claims that could have a material adverse effect on our business.

Tax audits in the countries in which we operate are conducted regularly. We have been subject to substantial claims by tax authorities in Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine, Kazakhstan,

Uzbekistan and Tajikistan. These claims have resulted in additional payments, including fines and penalties, to the tax authorities. For more information regarding tax claims and their effects on our financial statements, see the sections of entitled “Item 4—Information on the Company—Legal Proceedings” and note 28 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Risks relating to tax claims of the Algerian tax authorities are described in greater detail below in “—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH.”

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

OTH’s subsidiary OTA accounts for a significant proportion of OTH’s consolidated revenues. For the past several years, OTA has suffered from various ongoing measures taken by the Algerian Government and its various regulatory agencies. The Algerian tax authority has made substantial tax claims against OTA. OTA continues to challenge these claims but has prepaid claimed amounts and penalties totaling approximately DZD 71,906 million (equal to approximately US$955 million at the exchange rate as of December 31, 2011) during the pendency of its legal challenges. See “Item 4—Information on the Company—Legal Proceedings—Proceedings Involving OTH and Its Subsidiaries.” There can be no assurance that the Algerian tax authority will not make further tax assessments against OTA or other OTH companies in the future or that we would be successful in challenging any assessment or successful in recovering amounts that we have prepaid against these claims. Payment of, or lack of recovery of, claimed tax amounts may have an adverse effect on OTH’s business, prospects, financial condition and results of operations.

In addition, in 2010, the Bank of Algeria effected an injunction that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA, making it difficult for OTA to import equipment from foreign suppliers and preventing OTA from transferring funds outside of Algeria, including by way of dividends or other distributions to OTH. The Algerian authorities have also alleged breaches of foreign exchange regulations and a criminal case has been initiated by the Bank of Algeria against OTA and a member of its senior management team. On March 28, 2012, the Algerian Court of First Instance handed down a judgment against OTA and a member of OTA’s senior executive team consisting of fines of DZD 99 billion (equal to approximately US$1.3 billion at the exchange rate as of March 28, 2012) including a criminal sentence against a member of OTA’s senior executive team. OTA is appealing the decision and the execution of the sentence will be provisionally suspended pending resolution of such appeal. OTA maintains that it has, and its senior executive has, acted in compliance with the law. However, there is no guarantee that OTA will not become liable to pay some or all of the fines and become liable to further penalties and levies. This case may also interfere with the ability of members of the senior management of OTA to perform their functions and manage the company.

On April 12, 2012, OTH submitted a formal Notice of Arbitration against the Algerian government in respect of actions taken by the Algerian government against OTA. The claim in the Notice of Arbitration is being made under the arbitration rules of the United Nations Commission on International Trade Law. In its Notice of Arbitration, OTH asserts that since 2008 its rights under the Agreement on the Promotion and Reciprocal Protection of Investments between Egypt and Algeria have been violated by actions taken by the Algerian government against OTA, including the Algerian Court of First Instance’s March 28, 2012 judgment against OTA and a member of its senior executive team. VimpelCom continues to be open to finding an amicable resolution with the Algerian government that is mutually beneficial to both parties. There can be no assurance that OTH will receive a favorable outcome in the arbitration proceedings.

OTH’s ability to repatriate profits from Algeria in the future and to continue to own and control its operations in Algeria may be impacted by the ongoing court cases, arbitration and disputes. In addition, a number of laws have been enacted in Algeria which have an impact on OTA and OTH’s investments in Algeria, and there can be no assurance that there will not be further new laws and changes to existing laws that will have a negative impact on OTA and OTH. These and other measures taken by the Algerian Government and its agencies against OTA have adversely impacted the business, financial condition and results of operations of OTA and may continue into the future. The tax and other regulatory laws and regulations in Algeria, are subject to change or interpretation by the local authorities, including changes or interpretations that may subject OTA to material penalties, both monetary and statutory, which could adversely affect the conduct of its business. See also the risks described below in “—Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.”

Furthermore, the Algerian Government has announced its intention to unilaterally purchase OTA, alleging that it has the right to do so under the pre-emption right contained in the 2009 Finance Act and the 2010 Supplemental Finance Act. For more information, see “Item 4—Information on the Company—Legal Proceedings—Proceedings Involving OTH and Its Subsidiaries.” The 2010 Supplement Finance Act also introduced a new penalty for failing to identify SIM card users and a future tax on certain profit, each of which could result in additional costs to the company.

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

For more information on risks relating to the Russian tax system, see “—Russian tax laws, regulations and court practice are subject to frequent change, varying interpretations and inconsistent and selective enforcement.” For more information on risks relating to the Italian tax system, see “—Italian CFC legislation has been extended to EU companies” and “—WIND Italy may be subject to a deferral or to a limitation of the deduction of interest expenses in Italy” below. For more information on risks relating to Algerian tax claims, see “—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH” above.

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

Since Russian federal, regional and local tax laws and regulations are subject to frequent change and some of the sections of the Tax Code of the Russian Federation (the “Russian Tax Code”) are comparatively new, interpretation of these laws and regulations is often unclear or non-existent. Taxpayers and the Russian tax authorities often interpret tax laws differently. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Furthermore, in the absence of binding precedent, court rulings on tax or other related matters by different courts relating to the same or similar circumstances may also be inconsistent or contradictory. Taxpayers often have to resort to court proceedings to defend their position against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their assessments and their interpretation of legislation and it is possible that transactions and activities that have not been challenged in the past may now be challenged.

In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions, potentially exposing us to significant fines and penalties as well as potentially severe enforcement measures and greater than expected tax burdens despite our best efforts to comply. There can be no assurance that the Russian Tax Code or its interpretation will not be changed in the future in a manner adverse to the stability and predictability of the tax system (including in relation to thin capitalization and transfer pricing rules and other rules governing the deductibility of interest or other expenses and the timing thereof). It is expected that Russian tax legislation will become more sophisticated, which, coupled with the state budget deficits, may result in the introduction of additional revenue raising mechanisms. Although it is unclear how these measures would operate, the introduction of such measures could affect our overall tax efficiency and result in significant additional tax liabilities. This could have a significant adverse effect on our business, prospects, financial condition and results of operations.

Current Russian tax legislation is, in general, based upon the formal manner in which transactions are documented, looking to form rather than substance. However, the Russian tax authorities, in some cases, are increasingly taking a “substance and form” approach, which may cause additional tax exposures to arise in future. On October 12, 2006, the Plenum of the High Arbitration Court of the Russian Federation issued Resolution No. 53 formulating the concept of “unjustified tax benefit,” which is described in the Resolution by reference to circumstances, such as absence of business purpose or transactions where the form does not match the substance, and which could lead to the disallowance of tax benefits resulting from the transaction or the recharacterization of the transaction. There has been very little further guidance on the interpretation of this concept by the tax authorities or courts, but it is likely that the tax authorities will actively seek to apply this concept when challenging tax positions taken by taxpayers in Russian courts. While the intention of this Resolution might have been to combat abuse of tax laws, in practice, there is no assurance that the tax authorities will not seek to apply this concept in a broader sense.

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

Moreover, Russian tax legislation in effect as at the date of this Annual Report on Form 20-F does not contain a concept of corporate tax residency (rather, the Russian domestic legislation recognizes the concept of a taxpayer). Russian legal entities and organizations are taxed on their worldwide income while foreign legal entities and organizations are taxed in Russia on income attributable to their permanent establishment and on Russian source income, received by these foreign legal entities and organizations. Some of our non-Russian companies may be treated by the tax authorities as having a permanent establishment in Russia.

We are part of a multi-national group, to which a number of double tax treaties applies. On May 25, 2009, in his budget message, the President of Russia set a goal of introducing legal mechanisms designed to restrict the use of double tax treaties and minimize tax benefits for ultimate beneficiaries who are not residents of the country that is a party to the relevant double tax treaty. Moreover, in August 2011 the Russian Government proposed in its “Major Trends in Russian Tax Policy for 2012, and planned for 2013-2014”, legislative changes concerning an anti-avoidance mechanism with respect to double tax treaty benefits in cases where ultimate beneficiaries of income do not reside in the relevant double tax treaty country. The introduction of such a concept may result in the inability of foreign group entities to claim benefits under double tax treaties through structures which historically were subject to double tax treaty protection in Russia. The Russian tax authorities and courts may apply varying interpretations of the provisions of the double tax treaties that may limit their protection in relation to payments made outside of Russia (including in relation to Eurobonds structures and application of thin capitalization rules). This could have a significant adverse effect on our business, prospects, financial condition and results of operations

Repeated tax audits and extension of liability beyond the limitation period may result in additional tax assessments.

Generally, tax returns in Russia remain open and subject to inspection by tax and/or customs authorities for three calendar years immediately preceding the year in which the decision to conduct an audit is taken. However, the fact that a particular year has been reviewed by tax authorities does not preclude that year from further review or audit during the eligible three-year limitation period by a superior tax authority. On July 14, 2005 the Russian Constitutional Court issued a decision allowing the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that the taxpayer has obstructed or hindered a tax inspection. Moreover, amendments to the first part of the Tax Code, effective January 1, 2007, provide for the extension of the three-year statute of limitations if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed”, “hindered” or “created insurmountable obstacles” in respect of an inspection and to ultimately seek review and possibly apply penalties beyond the three-year term, and there is no guarantee that the tax authorities will not review our compliance with applicable tax law beyond the three-year limitation period. Under such review the relevant tax authorities may conclude that we had significantly underpaid taxes relating to earlier periods, which could have a material adverse effect on our busines, financial condition, results of operations and prospects.

Russian transfer pricing rules have been substantially revised.

Transfer pricing legislation became effective in the Russian Federation on January 1, 1999. This legislation allowed the tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). There were also special transfer pricing rules for transactions with securities and derivatives. However, the Russian transfer pricing rules were not well-developed and there was littled guidance and court practice, which left wide room for interpretation by the Russian tax authorities and courts.

Following adoption of Federal Law of July 18, 2011 No 227-FZ, the new Russian Transfer pricing rules became effective from January 1, 2012. The new rules are more technically elaborate, detailed and, to a certain extent, better aligned with the international transfer pricing principles developed by the Organisation for Economic Cooperation and Development.

The amendments have toughened considerably the previous transfer pricing rules, by, among other things, effectively shifting the burden of proving market prices from the tax authorities to the taxpayer and obliging the taxpayer to keep specific documentation.

Introduction of the new transfer pricing rules may increase the risk of transfer pricing adjustments being made by the tax authorities and, as a result, have a material impact on our business and the results of operations. It will also require us to ensure compliance with the new transfer pricing documentation requirements proposed such rules.

Italian CFC legislation has been extended to EU companies.

Art. 167 of Italian Presidential Decree No. 917/1986 of December 22, 1986, or “Decree No. 917,” provides for the rules of taxation of foreign companies, or “CFCs,” located in certain countries and territories with a privileged tax regime (as identified by Ministerial Decree of November 21, 2001, the “Black List”) that are directly or indirectly controlled by Italian resident individuals, companies and entities, which we refer to in this Annual Report on Form 20-F as the “Italian CFC Legislation.” Under the Italian CFC Legislation, the income of the CFC (as re-calculated pursuant to the Italian tax rules regarding business income) is attributed to, at the end of the financial year of the CFC, the Italian resident controlling entity pro rata to the latter’s ownership in the CFC and separately taxed in Italy at a tax rate equal to the average tax rate of the Italian resident controlling entity, which in any case cannot be lower than 27%.

Following the amendments provided for by Law Decree No. 78 of July 1, 2009, enacted by Law No. 102 of August 3, 2009, the application of the Italian CFC Legislation has been extended also to CFCs that are located in non-Black Listed countries or territories, thus including CFCs located in EU Member States, provided that certain conditions are met. Such new rules apply starting from the financial year 2010. However, there is still significant uncertainty regarding the application of these new rules. Based on the above, some of the foreign companies, including WIND Italy group companies located within the EU, may fall within the scope of application of the new Italian CFC legislation. Accordingly, WIND Italy continues to analyze the possible application developments and interpretations of this legislation.

WIND Italy may be subject to a deferral or to a limitation of the deduction of interest expenses in Italy.

For taxpayers like WIND Italy, Article 96 of Decree No. 917, as amended and restated, provides for the Italian regime of interest expenses deduction, aimed at rationalizing and simplifying the interest expenses deduction for Italian corporate income tax, or “IRES,” purposes. Specifically, the rules allow for the full tax deductibility of interest expense incurred by a company in each fiscal year up to the amount of the interest income of the same fiscal year, as evidenced by the relevant annual financial statements. A further deduction of interest expense in excess of this amount is allowed up to a threshold of 30% of the EBITDA of a company (i.e., “risultato operativo lordo della gestione caratteristica,” or “ROL” calculated as the difference between (i) the value of production -item A of the profit and loss account scheme contained in Article 2425 of Italian Civil Code- and (ii) the costs of production -item B of the profit and loss accounts scheme contained in Article 2425 of Italian Civil Code-, excluding depreciation, amortization and financial leasing installments relating to business assets) as recorded in such company’s profit net loss account. The law provides that the amount of ROL (i) produced as from the third fiscal year following the fiscal year 2007 (i.e., 2010) and (ii) not used for the deduction of the amount of interest expense that exceeds interest income, can be carried forward, increasing the amount of ROL for the following fiscal years. Interest expense not deducted in a relevant fiscal year can be carried forward to the following fiscal years, provided that, in such fiscal years, the amount of interest expense that exceeds interest income is lower than 30% of ROL. Special rules apply to companies participating in the same tax group, allowing, to a certain extent and with certain limitations, to offset the excess interest expenses incurred by an Italian company in the tax group with 30% of ROL of other companies in the same tax group. Subject to certain limitation the 30% of the foreign controlled entities’ ROL may be used to offset any excess interest expenses of Italian companies participating to the tax group. Based on the above rules, WIND Italy currently is not able to deduct all of its interest expenses, though it is able to carry forward accrued and unused deductions to future fiscal years. Furthermore, any future changes in current Italian tax laws or in their interpretation and/or any future limitation on the use of the foreign controlled entities ROL may have an adverse impact on the deductibility of interest expenses for Wind Italy which, in turn, could adversely affect VimpelCom’s and WIND Italy’s financial condition and results of operations.

We operate in an uncertain regulatory environment, which could cause compliance to become more complicated, burdensome and expensive and could result in our operating without all of the required permissions.

The application of the laws of any particular country is not always clear or consistent. This is particularly true in many of the emerging market countries in which we operate where the legislative drafting has not always kept pace with the demands of the marketplace. For more information on the risks associated with emerging markets, see “—Risks Related to Our Markets—Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy” below. As a result, it is often difficult to ensure that we are in compliance with changing legal requirements. For example, although the Russian Communications Law regarding license renewals in Russia has been clarified, the licensing procedures (including the re-issuance of licenses, frequencies and other permissions in connection with mergers and the issuance of local and zonal licenses) appear to differ from the procedures under prior law and do not always clearly state the steps that must be followed to obtain new licenses, frequencies, numbering capacity or other permissions needed to operate our business, and do not clearly specify the consequences for violations of the foregoing. If we are found to be involved in practices that do not comply with local laws or regulations, we may be exposed, among other things, to significant fines, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, any of which could have a material adverse effect on our business, financial condition and results of operations.

The regulators responsible for the control and supervision of communications services in each country in which we operate frequently check our compliance with the requirements of the applicable legislation and our telecommunications licenses. We intend to make all necessary efforts to comply with all such requirements. However, we cannot assure you that in the course of future inspections, we will not be found to be in violation of the applicable legislation. Any such finding could have a material adverse effect on our operations.

In addition, it may be difficult and prohibitively expensive for us to comply with applicable telecommunications regulations related to state surveillance of communications traffic. Full compliance with regulations that allow the state to monitor voice and data traffic may be overly burdensome, expensive and lead to a drop in quality of service. Noncompliance with such regulations may lead to the imposition of fines or penalties on us, or the revocation of our operating licenses. Further, some subscribers may refuse to utilize the services of a telecommunications operator whose networks facilitate state surveillance of communications traffic.

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

In countries where we operate, governmental, regulatory and tax authorities have a high degree of discretion and at times exercise their discretion arbitrarily, without a hearing or prior notice, and sometimes in a manner that is contrary to law. Arbitrary, inconsistent or unlawful actions by authorities could have a material adverse effect on our business, financial condition and results of operations.

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

Lack of independence and experience of the judiciary, difficulty of enforcing court decisions, the unpredictable acknowledgement and enforcement of foreign court judgments or arbitral awards in a number of the countries in which we operate and governmental discretion in enforcing claims give rise to significant uncertainties.

In a number of the countries in which we operate, the independence of the judicial system and its immunity from political, economic and nationalistic influences remains largely untested. Additional factors, such as lack of formal binding effect of judicial precedents, poor availability and organization of legislation and court decisions, slow pace of judicial processes and difficultly in enforcement of court orders, make judicial decisions in many of the countries in which we operate difficult to predict and make effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

In addition, many of the countries in which we operate are not parties to any multilateral or bilateral treaties with most Western jurisdictions, including the United States and the United Kingdom, for the mutual enforcement of judgments of state courts. Consequently, should a judgment be obtained from a court in any of such jurisdictions, it is highly unlikely to be given direct effect in the courts of such countries. There is also a risk that new legislation in such countries will introduce further grounds for preventing foreign court judgments and arbitral awards from being recognized and enforced.

Laws restricting foreign investment could materially adversely affect our business.

We could be materially adversely affected by existing laws restricting foreign investment or the adoption of new laws or regulations restricting foreign investment, including foreign investment in the telecommunications industry, in the markets in which we operate.

For example, the Russian Foreign Investment Law limits foreign investment in companies that are deemed to be strategic. Under the Russian Foreign Investment Law, a company operating in the telecommunications sector may be deemed strategic if it holds a dominant position in the Russian communications market (except for the Internet services market) or, in the case of fixed-line telecommunications, if the particular company’s market covers five or more Russian regions or covers Russian cities of federal importance. In connection with the adoption of the Russian Foreign Investment Law, amendments were adopted to certain provisions of the Russian Communications Law which provide that with respect to mobile telecommunications, a company will be deemed to have a dominant position for purposes of application of the Russian Foreign Investment Law if its share of the Russian mobile telecommunications market exceeds 25.0%. The Russian FAS previously determined that a group of persons consisting of OJSC VimpelCom and two of its Russian subsidiaries, one of which subsequently merged with and into OJSC VimpelCom, has a dominant position, because their share of the Russian mobile telecommunications market exceeds 25.0%. As a result, OJSC VimpelCom is deemed to be a strategic enterprise and, among other things, any acquisition by a foreign investor of direct or indirect control over more than 50.0% of its voting shares, or 25.0% in the case of a company controlled by a foreign government, requires the prior approval of the Russian authorities pursuant to the Russian Foreign Investment Law. See “—The FAS claim recently brought against two of our strategic shareholders could adversely impact on our business and the governance of our company” above. In the event any future transactions with our shares result in the acquisition by a foreign investor of direct or indirect control over OJSC VimpelCom, such a transaction will require prior approval in accordance with the Russian Foreign Investment Law. As a result, our ability to obtain financing from foreign investors through such transactions may be limited, should prior approval be refused, delayed or require foreign investors to comply with certain conditions imposed by the Government Commission on Control of Foreign Investments in the Russian Federation or the Russian FAS, which could materially and adversely affect our business, financial condition and results of operations.

We are subject to anti-corruption laws in the jurisdictions in which we operate.

We are subject to a number anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or “FCPA,” and various other anti-corruption laws. Our failure to comply with anti-corruption laws applicable to us, could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations. The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits, along with. Although we regularly review and update our policies and procedures designed to ensure that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject, there is no assurance that such policies or procedures will work effectively all of the time or protect us against liability under these or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, results of operations or financial condition and liquidity. Any investigation of any potential violations of such laws could also have an adverse impact on our business, financial condition and results of operations.

Risks Related to Our Markets

The deterioration of the condition of the international economic environment could have a material adverse effect on our business.

In late 2008 and 2009, the economies in our markets were adversely affected by the international economic crisis. Among other things, the crisis led to a slowdown in gross domestic product growth, devaluations of the currencies in Russia and some of the other markets in which we operate and a decrease in commodity prices. Although economic conditions have been improving, the timing of a return to sustained economic growth and consistently positive economic trends is difficult to predict. The recessionary effects and debt crisis in Europe continue to elevate macroeconomic risks. The economic climate is further strained by high energy costs, in large part due to conflicts or social unrest in the Middle East, which can increase our cost of operation, while at the same time discouraging spending by subscribers. The current difficult economic environment and any future downturns in the economies in which we operate could diminish demand for our services, increase our costs, constrain our ability to retain existing subscribers and collect payments from them and prevent us from executing our growth strategy. Adverse economic conditions could also hurt our liquidity and prevent us from obtaining financing needed to fund our development strategy, which could have a material adverse effect on our business, financial condition and results of operations.

When we purchase a company, we record the difference between the sum of the purchase price plus the fair value of noncontrolling interest and the fair value of the net assets acquired as goodwill. On an at least annual basis, we perform an impairment test per cash generating unit. A deterioration in macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to significantly write down the value of the goodwill. A write down in goodwill could impact the covenants under our debt agreements and could lead to a material adverse effect on our business, financial condition and results of operations.

Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

Most of our operations are in emerging markets. Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption and rapid reversal of political and economic policies on which we depend.

In addition, emerging economies are subject to rapid change and the information set out herein may become outdated relatively quickly. The economies of emerging markets are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. These developments could severely limit our access to capital and could materially adversely affect the purchasing power of our subscribers and, consequently, our business.

Some of the jurisdictions in which we operate have experienced significant social unrest. For example, OTH is an Egyptian company listed on the Egyptian Stock Exchange. In 2011, there were widespread protests against the government, resulting in a negative impact on the share prices of companies listed on the Egyptian Stock Exchange and resulted in extensive disruption and damage throughout the country to public and private property and infrastructure. Mobile networks and services were also temporarily suspended by government order. The protests resulted in the resignation of Egypt’s long-time president and in significant political reforms. These events and similar events in other jurisdictions where we operate could adversely affect our business, prospects, financial condition and results of operations. In addition, a number of the jurisdictions in which we operate may present security risks to our local businesses, management and employees, and this may make it more difficult to attract and retain effective management personnel.

Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal, financial and tax advisors.

Sustained periods of high inflation may materially adversely affect our business.

The countries in which we operate have experienced periods of high levels of inflation since the early 1990s. For example, in Russia, our largest market, inflation increased dramatically following the August 1998 financial crisis, reaching a rate of 84.4% in 1998. Inflationary volatility and pressure on the Russian ruble remains significant, as evidenced by the increase in the inflation rate in 2007 to 11.9% and in 2008 to 13.3%. Although the inflation rate decreased to 8.8% in 2009 and 2010 and 6.1% in 2011, it may increase again in the near future as a result of challenging worldwide economic conditions. We face similar risks in other jurisdictions in which we operate. Certain emerging markets in which we operate have even experienced hyperinflation, such as Zimbabwe where inflation reached several million per cent during 2008 with serious impact on our business in Zimbabwe and results of operations. We cannot guarantee that similar circumstances of hyperinflation will not be experienced in other markets in which we operate in the future.

Our profit margins could be adversely affected if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may become more difficult as we attract more mass market subscribers and our subscriber base becomes more price sensitive. Inflationary pressure in Russia and the other countries where we have operations could materially adversely affect our business, financial condition and results of operations.

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

If political and economic relations among countries in which we operate deteriorate, our operations could be materially adversely affected.

Political and economic relations among the countries in which we operate are often complex and have in the past resulted in, and may in the future result in conflicts, which may materially adversely affect our business, financial condition and results of operation.

For example, relations between Russia and Ukraine have historically been strained. Ukraine’s economy depends heavily on its trade flows with Russia and the CIS largely because Ukraine imports a large proportion of its energy requirements, especially from Russia. In addition, a large share of Ukraine’s services receipts comprise transit charges for oil, gas and ammonia from Russia. As a result, Ukraine considers its relations with Russia to be of strategic importance. However, relations between Ukraine and Russia have cooled due to disagreements over the prices and methods of payment for gas delivered by the Russian gas monopoly OJSC Gazprom to, or for transportation through, Ukraine and over the stationing of the Russian Black Sea Fleet (Chernomorskii Flot) on the territory of Ukraine.

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

On September 30, 2010, the Constitutional Court of Ukraine, or the “CCU,” issued a ruling against the constitutionality of the 2004 constitution amendment law, which was the basis for the constitutional reform of 2006, limiting the powers of the President and transferring certain powers of the President to the Ukrainian Parliament and the Ukrainian government. Pursuant to this ruling, the 2004 constitution amendment law ceased to be effective from September 30, 2010 and the constitution that was in effect before the enactment of the 2004 constitution amendment law resumed legal force from September 30, 2010. Accordingly, following the decision of the CCU, certain current Ukrainian legislation may contradict the constitution of Ukraine and require amendment to be constitutionally valid. This may result in uncertainty in the distribution of powers among Ukrainian state authorities and may lead to further political instability in Ukraine.

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

The physical infrastructure in many countries in which we operate is in poor condition and further deterioration in the physical infrastructure could have a material adverse effect on our business.

In many countries in which we operate, the physical infrastructure, including transportation networks, power generation and transmission and communications systems, is in poor condition. In some of the countries in which we operate, including Russia, the public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and will require us to make additional capital expenditures. In addition, continued growth in local, long-distance and international traffic, including that generated by our subscribers, and development in the types of services provided may require substantial investment in public switched telephone networks. Any efforts to modernize infrastructure may result in increased charges and tariffs, potentially adding costs to our business. The deterioration of the physical infrastructure harms the economies of these countries, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. Further deterioration in the physical infrastructure in many of the countries in which we operate could have a material adverse effect on our business.

The banking systems in many countries in which we operate remain underdeveloped and there are a limited number of creditworthy banks in these countries with which our company can conduct business.

The banking and other financial systems many countries in which we operate are not well developed or regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent applications. We have attempted to mitigate our banking risk by receiving and holding funds with the most creditworthy banks available in each country. However, in the event of a banking crisis in any of these countries or the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds, could result in the loss of our deposits or negatively affect our ability to complete banking transactions in these countries, which could have a material adverse effect on our business, financial conditions and results of operations. In addition, central banks in emerging markets in which we operate may restrict or prevent international transfers (whether to shareholders or third parties), which could result in a material adverse effect on the business condition of our local operations or our ability to realize profits from such operations.

In Russia, one of our key markets, we have in the past and continue to face such banking risks. In Russia, there are a limited number of banks that meet international banking standards and the transparency of the Russian banking sector in some respects lags behind internationally accepted norms. Most creditworthy Russian banks are located in Moscow and there are fewer creditworthy Russian banks in the regions outside of Moscow. Recently, there has been an increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. The deficiencies in the Russian banking system, coupled with a decline in the quality of the credit portfolios of Russian banks, may result in the banking sector being more susceptible to the current worldwide credit market downturn and economic slowdown. The global financial crisis that began in the United States in the autumn of 2008 has resulted in decreased liquidity in the Russian credit market and weakened the Russian financial system. Efforts by the Russian government to increase liquidity have been stymied by an unwillingness in the banking sector to lend to other banks and to the real economy. The lack of liquidity and economic slowdown have raised the possibility of Russian corporate defaults and led to bank failures and downgrades of Russian banks by credit rating agencies. More bank failures and credit downgrades may result in a crisis throughout the Russian banking sector. Starting from the fourth quarter of 2008, a majority of the Russian banks experienced difficulties with funding on domestic and international markets and interest rates increased significantly. Some of the banks were unable to service their obligations and were sold to and/or merged into larger banks. Credit ratings of several banks have been lowered and some banks have lost their Central Bank of Russia licenses. The Russian Government has provided liquidity to the banking system and interest rates have been decreasing since the second half of 2009, but major banks are still unwilling or unable to transfer money to the economy in the form of long-term loans. A prolonged or serious banking crisis or the bankruptcy of a number of banks, including banks in which we receive or hold our funds or conduct other transactions necessary for our operations, could negatively impact our ability to complete banking transactions in Russia, which could place severe liquidity constraints on and materially adversely affect our business.

To the extent that we experience labor disputes or work stoppages, our business could be materially adversely affected.

We have in the past and may in the future be subject to labor disputes or work stoppages from employee or trade union action. Any significant labor disputes or work stoppages could have a material adverse effect on our business, financial condition or results of operation.

Countries in which we operate protect the right of employees to set up and join trade unions and to carry on union activities, including appointing workers’ representatives to negotiate with their employer, and to go on strike. Employees of our subsidiaries have gone on strike in the past and, we cannot guarantee that employees will not go on strike in the future. Any work stoppages resulting from employee strikes could hinder our ability to provide our standard level of customer service.

In addition, we have been in the past and are currently party to labor disputes with certain of its employees on an individual basis. While our management believes that none of these disputes are material individually, there can be no assurance that these claims or future claims by employees will not have a material adverse effect on our business, financial condition or results of operations.

Countries in which we operate and entities with which we conduct business may be subject to international sanctions.

Certain countries in which we operate and entities with which we conduct business are, or may in the future be, subject to international sanctions imposed by the European Union and/or the United States (among others). For example, Zimbabwe is subject to international sanctions imposed by the European Union and the United States, among others. There can be no assurance that we will be able to comply with all international sanctions regimes, whether or not there are any changes to such regimes. If we cannot comply with such regimes in the future we may be subject to civil or criminal penalties and fines and would likely be required to cease operations in such jurisdictions, which could adversely affect our business, financial condition and results of operations.

Risks Related to the Ownership of our ADSs

The issuance of a significant number of our shares in the Wind Telecom Transaction and a resulting “market overhang” could adversely affect the market price of our ADSs.

In connection with the completion of the Wind Telecom Transaction, we issued 325,639,827 new common shares and 305,000,000 convertible preferred shares to Weather II. This resulted in the total number of common shares increasing by 25% and the total number of convertible preferred shares increasing by approximately 330%. Weather II may convert such common shares into our ADSs for sale on the NYSE, subject to certain limitations under U.S. securities laws. There are currently 433,532,000 VimpelCom convertible preferred shares outstanding which may be converted into VimpelCom common shares at the option of the shareholder any time between 2.5 years and 5 years after their issuance at a price based on the NYSE price of VimpelCom ADSs, subject to certain limitations under U.S. securities laws. If the convertible preferred shares are converted into common shares they will also become available for trading in the public market. The sale of any of the VimpelCom shares on the public markets or the perception that such sales may occur (commonly referred to as “market overhang”), may adversely affect the market for, and the market price of, VimpelCom’s ADSs.

Various factors may hinder the declaration and payment of dividends.

The payment of dividends is subject to the discretion of VimpelCom’s supervisory board and VimpelCom’s assets consist primarily of investments in its operating subsidiaries. Various factors may cause the supervisory board to determine not to pay dividends. Such factors include VimpelCom’s financial condition, its earnings and cash flows, its capital requirements, contractual restrictions, legal proceedings and such other factors as VimpelCom’s supervisory board may consider relevant.

VimpelCom is a Bermuda company governed by Bermuda law, which may affect your rights as a shareholder or holder of ADSs.

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

Overview

VimpelCom is one of the world’s largest telecommunications service operators, providing voice and data services through a range of traditional and broadband mobile and fixed technologies. The VimpelCom Group includes companies operating in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi and the Central African Republic. We also hold equity shareholdings in companies operating in Vietnam, Canada and Telecel Zimbabwe. The operations of these companies cover a territory with a total population of approximately 864 million. We provide services under the “Beeline,” “Kyivstar,” “djuice,” “banglalink,” “Mobilink,” “Telecel,” “Leo,” “Djezzy,” “Wind” and “Infostrada” brands. As of December 31, 2011, we had 205 million mobile subscribers.

VimpelCom Ltd. is an exempted company limited by shares registered under the Companies Act 1981 of Bermuda on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. The VimpelCom Group’s headquarters are located at Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands. Our telephone number is +31 20 797 7200. VimpelCom Ltd. is registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations.

History and Development

VimpelCom has a rich history which includes its development and expansion throughout Russia and the CIS, then into Asia, Europe, Africa and North America.

Important events in the development of the business are as follows:

•	In November 1996, our predecessor OJSC VimpelCom became the first Russian company since 1903 to list shares on the NYSE.

•

In December 1998, Telenor, Norway’s leading telecommunications company became a strategic partner in OJSC VimpelCom. That same year, OJSC VimpelCom became the first major mobile telecommunications services provider in Russia to offer prepaid tariff plans to our subscribers.

•

To accelerate the development of OJSC VimpelCom’s regional GSM license portfolio, in May 2001, OJSC VimpelCom signed an agreement with Alfa Group which purchased strategic ownership interests in OJSC VimpelCom. Telenor also participated in the transaction.

•

OJSC VimpelCom’s expansion in Russia accelerated in 2003. In April 2003, OJSC VimpelCom launched operations in St. Petersburg and by the end of that year had 55 regional networks in commercial operation and a total subscriber base in Russia exceeding 10 million.

•

In September 2004, OJSC VimpelCom began to implement its strategic plan to expand its operations into the CIS by acquiring 50.0% plus one share of KaR-Tel, a mobile telecommunications services provider with a national GSM license in Kazakhstan. OJSC VimpelCom continued its growth strategy throughout 2005 and 2006 by acquiring 100.0% of URS in Ukraine in November 2005, 60.0% of Limited Liability Company Tacom, or “Tacom,” in Tajikistan in December 2005, 100.0% of each of Bakarie Uzbekistan Telecom Limited Liability Company, or “Buztel,” and Limited Liability Company Unitel, or “Unitel,” in Uzbekistan in January and February 2006, respectively, 51.0% of Limited Liability Company Mobitel, or “Mobitel,” in Georgia in July 2006 and 90.0% of CJSC ArmenTel, or “ArmenTel,” in Armenia in November 2006. In July 2006, OJSC VimpelCom merged Buztel into Unitel.

•

In January 2008, OJSC VimpelCom commenced a tender offer to purchase any and all outstanding shares of Golden Telecom Inc.’s common stock. Golden Telecom was a leading facilities-based provider of integrated telecommunications and Internet services in major population centers throughout Russia and other countries of the CIS. The acquisition of 100.0% of Golden Telecom was completed in February 2008. Following the acquisition, OJSC VimpelCom was able to offer a broad portfolio of services in both the fixed-line and mobile markets.

•

OJSC VimpelCom started to expand into Southeast Asian markets in 2008. In July 2008, a subsidiary of OJSC VimpelCom acquired a 90.0% stake in Sotelco Ltd., or “Sotelco,” a company holding a GSM 900/1800 license and related frequencies in Cambodia.

•

Also in July 2008, OJSC VimpelCom signed an agreement with GTEL, a Vietnamese state-owned enterprise, and its subsidiary GTEL Technical Service and Commercial Joint Stock Company, or “GTEL TSC,” to establish the joint venture company GTEL-Mobile, in which Ararima Enterprises Limited, or “Ararima,” a wholly owned subsidiary of OJSC VimpelCom, received a 40.0% interest. In September 2008, GTEL-Mobile received a GSM-1800 license and frequencies. In April 2011, Ararima acquired an additional 9.0% (minus one share) on a fully diluted basis of GTEL-Mobile, increasing OJSC VimpelCom’s indirect shareholding to 49.0% (minus one share). As part of the agreement, Ararima would subscribe to additional indirectly held dividend preference shares in the years 2012 to 2013, which would increase its economic interest to 65.0%, in exchange for providing GTEL-Mobile with up to US$304.0 million in financing, subject to certain conditions. On April 20, 2012, VimpelCom signed an agreement to sell its entire indirect 49% stake in GTEL Mobile to GTEL Transmit and Infrastructure Service One Member Company Limited, or “GTEL Transmit,” a related party of GTEL. The sale was completed on April 23, 2012. For more information, see “Item 5—Operating and Financial Review and Prospects—Recent Developments.”

•	On October 23, 2008, Ararima acquired 49.9% of Morefront, which owned 100.0% of Euroset, the leading mobile handset retailer and dealer for major mobile network operators in Russia.

•

In October 2009, Telenor ASA, the parent company of the Telenor Group, and Altimo Holdings, a member of the Alfa Group and the parent company of Eco Telecom Limited, announced that they agreed to combine their ownership of OJSC VimpelCom and Kyivstar, under a new company called VimpelCom Ltd. Kyivstar is a Ukrainian mobile operator, 56.5% of which was owned by subsidiaries of Telenor and 43.5% of which was owned by subsidiaries of Altimo. We refer to the combination in this Annual Report on Form 20-F as the “VimpelCom Ltd. Transaction.” The VimpelCom Ltd. Transaction involved a series of transactions, including an exchange offer by VimpelCom Ltd. comprising (i) an offer to all holders resident in the United States (including its territories and possessions) of shares of OJSC VimpelCom’s common and preferred stock and to all holders of OJSC VimpelCom’s ADSs, wherever located, referred to in this Annual Report on Form 20-F as the “U.S. Offer,” and (ii) a separate voluntary tender offer to all holders of shares of OJSC VimpelCom’s common and preferred stock, wherever located, referred to in this Annual Report on Form 20-F as the “Russian Offer.” The Russian Offer and the U.S. Offer are collectively referred to in this Annual Report on Form 20-F as the “VimpelCom Ltd. Exchange Offers.” Completion of the VimpelCom Ltd. Exchange Offers was conditioned upon greater than 95.0% of OJSC VimpelCom’s shares, including those represented by ADSs, being validly tendered and not withdrawn, in addition to other conditions.

•

On April 21, 2010, all conditions of the VimpelCom Ltd. Exchange Offers were satisfied, and VimpelCom Ltd. acquired approximately 98.0% of OJSC VimpelCom’s outstanding shares, including shares represented by ADSs. Immediately following completion of the VimpelCom Ltd. Exchange Offers, subsidiaries of Telenor and Altimo caused their direct and indirect interests in Kyivstar to be transferred to VimpelCom Holdings B.V., a wholly owned subsidiary of VimpelCom Ltd.

•

On May 14, 2010, OJSC VimpelCom’s ADSs were delisted from the NYSE, and on June 2, 2010, OJSC VimpelCom’s shares were excluded from the list of traded securities at the Open Joint Stock Company Russian Trading System Stock Exchange, or “Russian Trading System.”

•

On August 6, 2010, VimpelCom Ltd. completed the acquisition of all of OJSC VimpelCom’s shares, including those represented by ADSs, from OJSC VimpelCom’s remaining minority shareholders by way of a squeeze-out process under Russian law commenced on May 25, 2010.

•

On October 20, 2010, VimpelCom exercised a call option to acquire from Crowell Investments Limited 50.1% of the issued share capital of Menacrest Limited, which is the parent company of LLC Sky Mobile, or “Sky Mobile,” a mobile operator in Kyrgyzstan holding GSM and 3G licenses to operate over the entire territory of Kyrgyzstan.

•

In March 2011, VimpelCom acquired a 78.0% stake in Millicom Lao, a mobile telecommunications operator with operations in the Lao PDR, from Millicom Holding B.V. (Netherlands) and Cameroon Holdings B.V. (Netherlands).

•

On April 15, 2011, VimpelCom completed the acquisition of Wind Telecom S.p.A., an international provider of mobile and fixed-line telecommunications and Internet services with operations in Europe (primarily Italy), North America, Africa, the Middle East and Asia. The acquisition of Wind Telecom S.p.A. is referred to in this Annual Report on Form 20-F as the “Wind Telecom Transaction.” Weather Investments II S.à r.l., or “Weather II,” the former owner of Wind Telecom, received 325,639,827 newly-issued VimpelCom Ltd. common shares, 305,000,000 newly-issued VimpelCom Ltd. convertible preferred shares and US$1,495.0 million in cash. The issuance of new VimpelCom Ltd. shares for the acquisition was approved by VimpelCom Ltd. shareholders at a special general meeting on March 17, 2011. As part of the Wind Telecom Transaction, certain assets have been demerged from the Wind Telecom group and transferred back to Weather II. As a result of the Wind Telecom Transaction, VimpelCom acquired operations of Wind Telecom in Algeria, Bangladesh, Pakistan, Burundi, Central African Republic, Italy and equity shareholdings in Canadian and Zimbabwean operations.

•

On August 24, 2011, VimpelCom completed a transaction with Crowell to combine our respective shareholdings in Limnotex Developments Limited, or “Limnotex,” the sole shareholder of Kar-Tel, and Menacrest, the sole shareholder of Sky Mobile. As a result of the transaction, Menacrest became a wholly owned subsidiary of Limnotex in exchange for issuance of new shares of Limnotex to VimpelCom Finance B.V., our wholly owned subsidiary, and Crowell. As a result of the restructuring, VimpelCom holds a 71.5% stake in Limnotex and Crowell owns the remaining 28.5%.

For more information on our acquisitions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities” below.

Our capital expenditures include purchases of licenses, new equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the noncurrent assets, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures. For more information on our principal capital investments and investing activities, including acquisitions and divestitures of interests in other companies, and method of financing, see the sections entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements.”

Organizational Structure

VimpelCom Ltd. is the holding company for a number of operating subsidiaries and holding companies in various jurisdictions. Our reporting structure is divided into the five following business units, all of which report to our headquarters in Amsterdam:

•	the Russia Business Unit;

•	the Europe & North America Business Unit;

•	the Africa & Asia Business Unit;

•	the Ukraine Business Unit; and

•	the Commonwealth of Independent States (or “CIS”) Business Unit.

The table below sets forth our operating companies and significant subsidiaries, including those subsidiaries that hold our principal telecommunications licenses, and our percentage ownership interest, direct and indirect, in each subsidiary as of December 31, 2011. Our percentage ownership interest is identical to our voting power in each of the subsidiaries.

Subsidiary	Country of Incorporation	Percentage Ownership Interest (Direct and Indirect)
VimpelCom Amsterdam BV	Netherlands	100%
Wind Telecom S.p.A.	Italy	100%
Wind Acquisition Holdings Finance S.p.A.	Italy	100%
Wind Telecomunicazioni S.p.A.	Italy	100%
VimpelCom Holdings BV	Netherlands	100%
OJSC VimpelCom	Russia	100%
“Kyivstar” PJSC	Ukraine	100%(1)
Limnotex Developments Limited	Cyprus	71.5%(2)
LLP “KaR-Tel”	Kazakhstan	71.5%(3)
LLC “Tacom”	Tajikistan	98.0%(4)
PJSC “Ukrainian RadioSystems”	Ukraine	100%(5)
LLC “Golden Telecom”	Ukraine	100%(6)
LLC “Unitel”	Uzbekistan	100%(7)
LLC “Mobitel”	Georgia	51.0%(8)
CJSC “ArmenTel”	Armenia	100%
“Sotelco” Ltd.	Cambodia	90.0%(9)
LLC “Sky Mobile”	Kyrgyzstan	50.1%(10)
VimpelCom Lao Co. Ltd.	Lao PDR	78.0%(11)
Weather Capital S.à r.l.	Luxembourg	100%
Weather Capital Special Purpose 1 S.A.	Luxembourg	100%
Orascom Telecom Holding S.A.E.	Egypt	51.9%(12)
Orascom Telecom Algérie S.p.A.	Algeria	50.3%(13)
Pakistan Mobile Communications Limited	Pakistan	51.9%(14)
Orascom Telecom Bangladesh Limited	Bangladesh	51.9%(15)

(1)	Shares Kyivstar holds in its own share capital are excluded for calculation of ownership percentage.
(2)	OJSC VimpelCom holds 71.5% indirectly through a wholly owned Dutch holding company.
(3)	Limnotex Developments Limited holds 100% directly.
(4)	OJSC VimpelCom holds 98.0% indirectly through wholly owned Dutch and BVI holding companies.
(5)	OJSC VimpelCom holds 100% indirectly through five Cypriot holding companies.
(6)	OJSC VimpelCom holds 100% indirectly through a number of its wholly owned subsidiaries.
(7)	OJSC VimpelCom holds 100% indirectly through wholly owned Dutch and BVI holding companies.
(8)	OJSC VimpelCom holds 51.0% indirectly through a wholly owned BVI holding company.
(9)	OJSC VimpelCom holds 90.0% through a wholly owned Cypriot holding company and a 90.0% owned BVI holding company.
(10)	Limnotex Developments Limited holds 100% through its wholly owned Cypriot subsidiary.
(11)	OJSC VimpelCom holds 78.0% indirectly through two wholly owned Dutch holding companies.
(12)	Weather Capital S.à r.l. holds 1.92% directly and Weather Capital Special Purpose 1 S.A. holds 50.00% plus one share directly.
(13)	Orascom Telecom Holding S.A.E. holds 57.5% directly and 39.3% indirectly through two wholly owned Maltese subsidiaries.
(14)	Orascom Telecom Holding S.A.E. holds 100% indirectly through two wholly owned Maltese subsidiaries.
(15)	Orascom Telecom Holding S.A.E. holds 99.9% indirectly through a Maltese subsidiary.

Description of Our Business

Our Mobile Telecommunications Business

We generally offer the following mobile telecommunications services to our subscribers:

•	mobile telecommunications services under contract and prepaid plans for both corporate and consumer segments;

•	value added and call completion services;

•

our value added services include messaging services, content/infotainment services, data access services, financial value added services (which help customers manage their credit balances), location based services (which monitor subscriber locations), media, content delivery channels and mobile financial services (such as mobile bill payment);

•

access to both national and international roaming services which allow our subscribers and subscribers of other mobile operators to receive and make international, local and long distance calls while outside of their home network;

•	wireless Internet access; and

•	other services.

Our Fixed-Line Telecommunications and Our Fixed Internet Business

We offer voice, data and Internet services to corporations, operators and consumers using metropolitan overlay network in major cities throughout Russia, Italy, Ukraine and the CIS. In Italy, we also use LLU, which allows us to use connections from Telecom Italia’s local exchanges to the customer’s premises.

In our fixed/mobile integrated business structure in Russia, Ukraine and the CIS, fixed-line telecommunications use intercity fiber optic and satellite-based networks. Our fixed business in Russia, Ukraine and the CIS is organized into three categories:

•	Business and Corporate Services;

•	Carrier and Operator Services, which provide consolidated management of our relationship with other carriers and operators. The two main areas of focus in this line of business are:

•	generating revenue by provisioning a specific range of telecom services to other mobile and fixed-line operators and ISPs in Russia and worldwide; and

•

optimizing costs and ensuring the quality of our long distance voice, Internet and data services to and from subscribers of other telecommunications operators and service providers worldwide by means of interconnection agreements; and

•

Consumer Internet Services, which provide fixed-line telephony, Internet access and home phone services (on a VoIP and copper wire basis) to customers in Russia, Ukraine, Uzbekistan, Armenia and Kazakhstan.

In Italy, our fixed-line business uses an integrated network infrastructure with over 21,000 kilometers of fiber optic cable backbone and over 1,300 LLU sites for direct subscriber connections. Our fixed-line business in Italy is organized by the following services:

•	Consumer Voice Offerings;

•

Corporate Voice Offerings, which provide fixed line voice services, data services, value added services and connectivity services to corporate subscribers, including large corporate subscribers, SMEs and SOHOs; and

•	Internet and Data Services, which provide Internet and data transmission services to both consumer and corporate subscribers;

For a description of our operations in each of our five business units, see the sections entitled “Item 4—Information on the Company—Description of Operations of the Russia Business Unit,” “—Description of Operations of the Europe & North America Business Unit,” “—Description of Operations of the Africa & Asia Business Unit,” “—Description of Operations of the Ukraine Business Unit” and “—Description of Operations of the CIS Business Unit.”

Strategy

VimpelCom’s strategy focuses on sustainable profitable growth. Our businesses combine mature, strong cash-generating companies with emerging growth opportunities in a number of regions. We also combine strong and growing positions in both mobile and fixed broadband businesses, which we expect will further support our growth strategy as these services continue to expand across our markets.

We seek to capture profitable growth in mobile data, fixed data and mobile voice, by tailoring our strategy in each individual market according to its development characteristics. Our strategy is based on our belief that profitable growth will be driven by targeting high value customers, bundling services, achieving greater speed and access of data and retaining customers. In data in particular, our focus will be on capturing the growth in this segment of the market by moving away from unlimited plans to tiered pricing, rationally managing traffic and differentiating our services through more sophisticated offerings.

Our strategy to drive growth comprises broadly three types of businesses grouped according to their stages of development:

•

In our larger and more mature markets, Italy and Russia, we are focused on increasing profit and cash flow generation. These markets are highly penetrated, but have strong potential for broadband growth both in fixed and in mobile. Here, we will remain focused on reinforcing our solid market positions and sustained cash flow generation.

•

We consider as our “growth engine” developing markets in Ukraine, CIS, Bangladesh, Pakistan and Algeria. These markets each have a large potential customer base, high revenue growth from relatively low penetration and significant growth potential for mobile data. In these markets, we will seek to leverage our knowledge and experience in Russia and Italy to capture this growth.

•

Finally, we have early stage operations, such as in Canada and some Asian and African markets, which would require further investment to reach their full potential. We are performing a contribution analysis of these operations.

Furthermore, we seek to enhance our local competitive positions by sharing experience, knowledge and product offerings throughout the group.

This broader view of the business provides the basis for our strategy, or “Value Agenda.” Our Value Agenda is based on local empowerment and starts with the company’s 205 million customers as of December 31, 2011. At the group level, VimpelCom is a lean organization focused on value creation through enhanced portfolio management, financial structuring and synergies of shared services, such as roaming and procurement. Headquarters will set financial and operating targets and operating units will be responsible for execution on targets through their specific operational value agenda and entrepreneurial spirit.

Our Value Agenda has the following three key pillars:

•

Profitable Growth. We aim to drive revenue growth that leads to profitability by focusing on higher value customers, speed of data access as a differentiating factor, and achieving smarter mobile data monetization.

•	Operational Excellence. We are focused on cost efficiency programs in both larger and smaller markets, as well as increased focus on customer retention.

•

Capital Efficiency. Our goal is to reduce the ratio of our capital expenditure to revenues over time by deploying capital more efficiently, including through centralized procurement management and other methods of realizing greater synergy.

Through this strategy, the company’s financial performance objectives from 2012 to 2014 include:

•	Revenue and EBITDA CAGR of approximately mid single digit;

•	Capex / Revenue (excluding licenses) below 15% by end of 2014; and

•

Net Debt / EBITDA below 2.0 by end of 2014. For related risks, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial leverage and debt service obligations may materially adversely affect our cash flow.”

The company also intends to make dividend payments of at least US$ 0.80 per common share per annum between 2011 and 2013. For more information on our dividend policy, see “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—Policy on Dividend Distributions.”

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities in all our traditional and broadband mobile and fixed-line telecommunications markets. We seek to differentiate ourselves from our competitors by innovative products and high-quality service offerings, specialized customer care and strong, recognized brand names, providing unified technological and IT-procurement.

•

Recognized local brand names. We market our mobile services under local brand names in each of our markets. Our “Beeline” brand name is very well established in a number of countries, including Russia (where we introduced the brand in 1993), Kazakhstan, Uzbekistan, Armenia, Tajikistan, Georgia, Kyrgyzstan and Cambodia. Primarily as a result of our innovative marketing and brand licensing efforts, our “Beeline” brand name is among the most recognized brand names in Russia and the CIS. In Ukraine, we market our mobile services primarily under the “Kyivstar,” “Kyivstar Business” and “djuice” brands. In Italy, our “WIND” brand is well established and very well recognized. We also have powerful brands for our operations in Africa & Asia, including “Djezzy,” “Banglalink,” “Mobilink,” “Telecel,” and “Leo.” Our brands are generally very well known in the markets and enjoy “top of mind” brand awareness.

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

•

Pricing. Acknowledging differences in competitive situations and consumer behavior across markets, we undertake a systematic effort involving dedicated analytics and research to develop an optimal pricing structure. This pricing approach ensures that we maximize value from all segments and lets us offer different tariffs and solutions to all market segments and types of companies, including special tariff options and bundles for voice and data services, fixed telephony, internet access and other services.

•

Data services. We believe data services are driving market growth, and we are focusing our efforts at winning this segment. We actively developing data services in all markets as part of our pre-paid and post-paid tariff proposals. We also offer universal serial bus, or “USB,” dongles to all customer segments with separate price plans targeted to large screen users.

We now offer a broad portfolio of competitive services in both the fixed-line and mobile corporate data markets that are designed to match the needs of our customers. For our business and corporate clients, we offer a wide range of data services, including wireless office internet solutions and high bandwidth corporate Internet access.

•

Specialized customer care. We provide specialized customer service to our different subscriber segments. We believe that our ability to provide specialized customer service has helped us maintain a high level of subscriber satisfaction with our products and services and control churn. We also believe that we have provided particularly strong customer service to our corporate subscribers.

•

Broad distribution network. We have large distribution network for mobile and fixed services in markets of our operation. The network is used both for sale purpose as well as for the purpose of customer care, thus providing higher standards of customer service. Our network consists of our own branded shops as well as franchise network, simple retail agreements with local retail players and networks of our strategic retail partners. Proper mix of these channels secures our position in the market at proper costs and provides us a platform for new business growth which is beyond our core business of mobile and fixed.

•

Unified, sophisticated mobile network. We are able to provide uniform mobile products and services that we develop at our business units also throughout our group due to our centralization of IT platform which operates throughout our unified mobile network system. We believe that our level of centralization and standardization is unique in the license areas where we operate and that this gives us a competitive advantage and efficiency in developing and rolling out new services. We build our mobile networks with advanced technology from the world’s leading mobile telecommunications equipment suppliers, such as Alcatel-Lucent, Ericsson, Nokia-Siemens Networks, and Huawei in order to provide our subscribers with high-quality, dependable networks capable of offering enhanced value added services and features.

Description of Operations of the Russia Business Unit

Mobile Business in Russia

Description of Mobile Services in Russia

In Russia, we primarily offer our mobile telecommunications services to our subscribers under two types of payment plans: postpaid plans and prepaid plans. As of December 31, 2011, approximately 6.0% of our subscribers in Russia were on postpaid plans and approximately 94.0% of our subscribers in Russia were on prepaid plans.

Call Completion and Value Added Services

We provide all of our customers with a variety of call completion services and value added services:

•

Call Completion Services. Our call completion services include two groups of services: “Possibilities with zero” services and “Basic VAS” services, which allow us to increase voice traffic and revenue without causing average price per minute to decrease. Our “Possibilities with zero” group of services helps our prepaid subscribers stay connected even in the event that they have a zero balance in their account with services that include, among others, “Receiving Party Pays,” “Call Me Back” and “Fill Up My Balance.” Our “Basic VAS” services include, among others, caller-ID, voicemail, call forwarding, conference calling, call blocking and call waiting.

•

Value Added Services. Our value added services include messaging services, content/infotainment services, data access services (on GPRS and 3G basis), financial value added services (which help customers manage their credit balances), location based services (which monitor subscriber locations) media and content delivery channels.

Our messaging portfolio includes short message service, or “SMS,” multimedia messaging service, or “MMS” (which allows subscribers to send pictures, audio and video to mobile phones and to e-mail), voice messaging and mobile instant messaging. Different price offers for messaging services are proposed to different segments of our customers.

We offer our subscribers various types of content/infotainment services, including:

•	SMS services (including information services such as news, weather, entertainment chats and friend finder);

•	voice services (including referral services);

•	downloadable content (downloadable to telephone content, including music, pictures, games and video); and

•	ringback tone, or “RBT” (customized ringtones).

Our data access services are offered on GPRS and 3G basis and include access to Internet.

Our media and content delivery channels include RBT, Chameleon (based on CellBroadcast), Interactive Voice Response content sales numbers, USSD-menu (self-care and entertainment portal), STK-menu, WAP-portal (targeted on surfing, downloads sales and enriched information).

We have launched a mobile advertising pilot project together with the company Out There Media using Out There Media’s technological and selling resources for delivery of advertising messages to mobile phones.

Roaming

As of December 31, 2011, VimpelCom’s Russian Business Unit had active roaming agreements with 565 GSM networks in 213 countries, respectively, in Europe, Asia, North America, South America, Australia and Africa. In addition, as of December 31, 2011 we provided to our Russian subscribers GPRS roaming with 417 networks, in 168 countries. Our Russian Business Unit’s roaming agreements now cover all major roaming destinations, and we continue developing roaming services for our Russian subscribers.

Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our subscriber while on the host’s network. We pay the host operator for the roaming services and then bill the amount due for the provision of roaming services on our subscriber’s monthly bill.

In 2003, OJSC VimpelCom became the first Russian mobile company to launch a customized application for mobile network enhanced logic, or “CAMEL,” an intranetwork prepaid roaming service. This service allows prepaid subscribers to automatically receive access to roaming services provided they have a positive account balance. The CAMEL service allows us to implement real time cost control, provide more dynamic service to our clients and reduce the number of delinquent subscriber accounts caused by roaming. As of December 31, 2011, we provided our Russian subscribers CAMEL roaming through 212 operators in 125 countries.

As of December 31, 2011, we also had domestic roaming agreements with 11 regional GSM providers in Russia, which provide roaming for subscribers in more than 10 cities across Russia, including small towns and settlements.

USB Modems

We provide our prepaid customers with wireless Internet access through GPRS/EDGE and HSDPA networks. The service was commercially launched in September 2008 in Russia. We currently offer Internet access through USB modems in every region of Russia, and our subscribers benefit from 3G speeds in all regions (1,317 cities) in Russia as of December 31, 2011. We offer special wireless Plug&Play-USB modems, which provide our customers with a convenient tool for Internet access. In addition to providing Internet access, the USB modems have other functionalities such as balance top-up, tariff changing and easy management of other services in USB-modem interface.

Mobile Telecommunications Licenses in Russia

GSM Licenses

We hold super-regional GSM licenses for seven out of the eight Russian super-regions. In total, our super-regional GSM licenses cover approximately 96.0% of Russia’s population and permit us to operate a unified dual band GSM-900/1800 network. The following tables summarize the principal terms of our licenses, including the license areas and expiration dates. We have filed or will file applications for renewal for all of our licenses that expire in 2012.

Expiration Date
Moscow	April 28, 2013
Central and Central Black Earth Region	April 28, 2013
North Caucasus	April 28, 2013
North-West(1)	September 12, 2012
Siberian	April 28, 2013
Ural(2)	November 14, 2012
Volga	April 28, 2013

(1)	Our GSM license for the North-West super-region stipulates which GSM standard applies to the territories covered by the license. The GSM-900/1800 standard applies to the following territories: the city of Saint Petersburg and Leningrad region. The GSM-1800 standard applies to the following territories: Kareliya Republic, Nenetskiy Autonomous Region, Arkhangelsk region, Vologda region, Kaliningrad region, Murmansk region, Novgorod region and Pskov region.
(2)	Our GSM license for the Ural super-region stipulates which GSM standard applies to the territories covered by the license. The GSM-900/1800 standard applies to the following territories: Komi Republic, Udmurtskaya Republic, Kirov region, Kurgan region, Sverdlovsk region, Yamal Nenets autonomous district, the city of Kudymkar, Kudymkar metropolitan region, Yus’vinsky metropolitan region, Yurlinsky metropolitan region, Kochevsky metropolitan region, Kossinsky metropolitan region and Gaynsky metropolitan region of Permskiy Krai. The GSM-1800 standard applies to the following territories: Orenburg region, Tyumen region, Chelyabinsk region, Hanty-Mansiysky autonomous district—Yugra and Permskiy Krai (not including the city of Kudymkar, Kudymkar metropolitan region, Yus’vinsky metropolitan region, Yurlinsky metropolitan region, Kochevsky metropolitan region, Kossinsky metropolitan region and Gaynsky metropolitan region).

We do not currently hold a GSM super-regional license for the Far East super-region of Russia. We currently hold GSM-1800 licenses in the following regions of the Far East super-region: Amur region, Kamchatka Krai (excluding Koryakskiy Autonomous Region), Khabarovsk Krai, Sakhalin region, Irkutsk region (GSM-900/1800) (excluding Ust-Ordynskiy Buryatskiy autonomous region, an administrative-territorial unit of special status), Koryakskiy Okrug of Kamchatka Krai, Chukotskiy autonomous region, Ust’-Ordynskiy Okrug of Irkutsk region (GSM-900/1800), Evreyskaya autonomous region (GSM-900/1800), Sakha Republic-Yakutiya, Magadan region, Primorskiy Krai (GSM-900/1800), Zabaykalskiy Krai and Amur region (GSM-900) according to conditions established by the State Radio Frequency Commission, or “SRFC.” These licenses expire on various dates between 2012 and 2021 and we plan to file applications for renewal of all of our licenses prior to expiration.

In addition to the seven super-regional GSM licenses, we hold GSM licenses for the Kaliningrad region, which is located within the North-West super-region, and the Orenburg region, which is located within the Ural super-region.

3G Licenses

On April 20, 2007, the Federal Communications Agency announced that OJSC VimpelCom was awarded one of three Universal Mobile Telecommunications System, or “UMTS,” licenses in Russia. The license was issued on May 21, 2007. Under the license terms we are required to install a total of 6,096 3G base stations throughout Russia by the end of the fifth year from the date of issuance of the license. The license expires on May 21, 2017.

For additional information relating to the risks relating to the 3G license award, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Industry—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially adversely affect our business.”

Competition—Mobile Business in Russia

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

The table below indicates the estimated number of mobile subscribers, mobile penetration rates and annual subscriber growth rates in Russia.

Period	Subscribers (in millions)	Penetration Rate	Annual Subscriber Growth
As of December 31, 2011	229.5	164.1%	4.2%
As of December 31, 2010	220.4	157.3%	5.3%
As of December 31, 2009	209.2	148.7%	11.4%

Source: For subscribers and penetration rates, Informa Telecoms & Media. © Informa UK Limited 2012. All rights reserved.

The Russian mobile telecommunications market is highly concentrated. Industry analysts estimate that the top three mobile operators, MTS, MegaFon and OJSC VimpelCom, collectively held approximately 82.3% of the mobile market in Russia as of December 31, 2011 (according to Informa Telecoms & Media). Competition for subscribers in Russia is intense as a result of greater market penetration, consolidation in the industry, the growth of current operators and new technologies, products and services. As a result of increased competition, mobile providers are utilizing new marketing efforts, including aggressive price promotions, to retain existing subscribers and attract new ones.

We compete with at least one other mobile operator in each of our license areas, and in many license areas we compete with two or more mobile operators. Competition is based primarily on local tariff prices, network coverage, quality of service, the level of customer service provided, brand identity and the range of value-added and other subscriber services offered.

The following table shows our and our primary mobile competitors’ respective subscriber numbers in Russia as of December 31, 2011:

Operator	Subscribers in Russia (in millions)
MTS	70.0
MegaFon	60.8
OJSC VimpelCom	57.2
Tele2	20.6

Source: For all companies except OJSC VimpelCom, Informa Telecoms & Media. © Informa UK Limited 2012. All rights reserved.

MTS. One of our primary competitors in Russia is MTS. According to Informa Telecoms & Media, as of December 31, 2011, MTS had approximately 70.0 million subscribers in Russia, representing a market share of 30.5%. It has a greater share of the high value subscriber market and more frequency allocations than we do, which provides MTS with a potential advantage in the quality of its GSM-900/1800 service. MTS reports that it holds licenses to operate mobile networks in almost all of the regions in Russia.

MegaFon. In addition to MTS, we also compete with MegaFon, the second largest mobile operator in Russia in terms of the number of subscribers. According to Informa Telecoms & Media, as of December 31, 2011, MegaFon had approximately 60.8 million subscribers, representing a market share of 26.5%. MegaFon holds GSM-900/1800 licenses to operate in all regions of Russia. In 2003, a member of the Alfa Group acquired CT Mobile, which owns approximately 25.1% of MegaFon’s common stock. For more information on the Alfa Group’s ownership interest in MegaFon, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—VimpelCom’s strategic shareholders may pursue different development strategies from us and from one another in the regions in which we operate, and this may hinder our ability to expand and/or compete in such regions and may lead to a deterioration in the relationship among our strategic shareholders.”

Tele2. Tele2 has been operating in Russia since 2003 and is now considered to be a significant player in the Russian telecommunications market. According to Informa Telecoms & Media, as of December 31, 2011, Tele2 had approximately 20.6 million subscribers, respectively, representing a market share of 9.0%. It currently provides GSM mobile services in 35 regions of Russia, including St. Petersburg, Leningrad, Arkhangelsk, Belgorod, Bryansk, Vladimir, Vologda, Voronezh, Kaliningrad, Kaluga, Kemerovo, Kirov, Kostroma, Kursk, Lipetsk, Murmansk, Nizhny Novgorod, Novgorod, Novosibirsk, Omsk, Orel, Pskov, Rostov, Ryazan, Smolensk, Tambov, Tver, Tomsk, Tula, and Chelyabinsk, as well as the Krasnodar Territory and the republics of Adygei, Komi, Udmurtia and Karelia.

Other Competitors in Russia. In addition to MTS and MegaFon, which operate in all of the regions where we operate, and Tele2, we compete with a number of local telecommunications companies. The Russian government recently completed the restructuring of Rostelecom, a subsidiary of Svyazinvest, the state-controlled telecommunications company, by means of a merger of Svyazinvest’s regional subsidiary telecommunications operators into Rostelecom. These subsidiaries include, among others, Uralsvyazinform, Volgatelecom and Sibirtelecom. Svyazinvest group also owns 100% of SkyLink, a mobile data and voice operator. We compete with Rostelecom in the Ural super-region. We also compete with Closed Joint Stock Company “Middle Volga Interregional Association of Radio and Telecommunication Systems,” or “SMARTS,” a company that holds licenses, either directly or indirectly through joint ventures, for GSM-900 or GSM-1800 networks in the Volga license area, certain parts of the Central and Central Black Earth license area, the Ural license area and the North Caucasus license area.

Marketing and Distribution—Mobile Business in Russia

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

We divide our primary target subscribers in Russia into four groups:

•	key/national accounts, for which monthly revenue from mobile and fixed line services exceeds US$10,000;

•	large accounts, for which monthly revenue from mobile and fixed line services exceeds US$2,000 or companies having high revenue potential;

•	SME subscribers, for which monthly revenue from mobile and fixed line services is less than US$2,000; and

•	mass market subscribers.

We also offer specific business value added services and voice tariff plans with discounts and special pricing for our key/national accounts, which include all multi-regional companies and government institutions. The revenues from our key/national accounts are included in the total revenues for our business and corporate services division.

The typical corporate subscriber pays on a contract basis for our fixed and mobile services. We provide our corporate subscribers with a range of additional value added services, including specialized customer service, tailored pricing arrangements and access to sophisticated technological options, such as individual corporate wireless networks.

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

Customer Loyalty Programs

We recognize the need to continuously build and increase the loyalty of our customer. Accordingly, we have developed marketing activities specifically designed to promote customer loyalty. We actively use targeted marketing to increase customer loyalty and services consumption (ARPU) in all segments of mobile and fiber to the building, or “FTTB,” mass marketing services. We apply data mining analysis to predict the propensity of churn for each subscriber, which allows us to increase efficiency of churn reduction by means of targeted marketing campaigns.

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

Fixed Business in Russia

Description of Fixed Services in Russia

Business and Corporate Services

In Russia, we provide of a wide range of telecommunication and information technology and data center services, such as network access and hardware and software solutions, including configuration and maintenance, software as a service, or “SaaS,” and an integrated managed service. We operate a number of competitive local exchange carriers, or “CLECs,” that own and operate fully digital overlay networks in a number of major Russian cities. Our services cover all major population centers in Russia.

Our customers range from large multinational and Russian corporate groups to Russian small and medium enterprises and high-end residential buildings in major cities throughout Russia.

Local Access Services. Our company provides business customers with local access services by connecting the customers’ premises to its fiber network, which interconnects to the local public switched telephone network, or “PSTN,” in major metropolitan areas in Russia.

International and Domestic Long Distance Services. Our company offers international long distance, or “ILD,” services to its customers via its Federal Transit Network, or “FTN,” which covers the entire territory of Russia and also includes eight international communications transit nodes across Russia.

Our company provides domestic long distance, or “DLD”, services primarily through its FTN, proprietary and leased capacity between major Russian cities and through interconnection with zonal networks and incumbent networks. It also offers very small aperture terminal, or “VSAT,” satellite services to customers located in remote areas.

Dedicated Internet and Data Services. Our company provides our business customers with dedicated access to the Internet through our access and backbone networks. We also offer traditional and high-speed data communications services to business customers who require wide area networks, or “WANs,” to link geographically dispersed computer networks. In addition, our company provides private line channels that can be used for both voice and data applications. Our company offers IP virtual private network, or “IP VPN,” service (based on multiprotocol label switching, or “MPLS,” which is one of the most popular data services on the corporate market. We also offer customers the ability to enter into service level agreements, which ensure the quality of our service.

Leased Channels. Our company provides corporate clients with the ability to rent channels with different high speed capacities. These “leased channels” are dedicated lines of data transmission.

Value Added Services. Our company offers an increasing range of value added services, including data center services, such as co-location, web hosting, audio conference, service level agreement, or “SLA,” and toll free (800) numbers, domain registration and corporate mail services. We also offer access to a variety of financial information services including access to S.W.I.F.T., Reuters, Bloomberg and all Russian stock exchanges. Our company has one of the biggest call centers in Russia that provides services for business clients.

Fixed Mobile Convergence. Based on our fixed and mobile networks, our company offers fixed-to-mobile convergence services to corporate clients providing use of their mobile phone as an extension of their private branch exchange, or “PBX.” In 2010, we continued the expansion of our fixed mobile convergence services into 17 new cities in Russia, including Krasnodar, Novokuznetsk, Yaroslavl, Chelyabinsk and Kaliningrad. In 2010, we also signed a contract with Open Joint Stock Company “Russian Railways”, the Russian national railway corporation for fixed mobile technological network, or “FMTN,” services.

Corporate Services. We also offer to our corporate customers IPTV services, certain Microsoft Office packages (SaaS), videoconferencing services and sale, rental and technical support for telecommunications equipment.

Managed Services. We offer our corporate clients packages of integrated services that include fixed telephony and Internet access, along with the additional services such as virtual PBX, and security services, such as firewall, distributed denial of service, or “DDos,” protection and local area network, or “LAN.” This product allows customers to access their systems from various locations.

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

In an effort to create a single unified transport network for our mobile and fixed telecommunications services by December 31, 2008, we transferred the majority of our international and domestic long distance voice traffic to our own backbone from other Russian long distance carriers. This allowed us to reduce long distance voice traffic termination cost rate by 3.0% in 2010 as compared to 2009 and by 2.4% in 2009 as compared to 2008. In 2011 long distance cost rate increased by 1.9% as compared to 2010 due to significant change in traffic mix. In 2011, approximately 99.0% of our long distance traffic was routed via our own backbone.

Historically, we have provided high volumes of international and domestic voice call termination for Russian telecommunications operators, as well as voice call termination to Russia, Ukraine, the CIS and Baltic states for international telecommunications operators. After the demonopolization of the long distance telephony market in Russia in 2006, we received a new type of license for international and national communications services and built an FTN of 11 new international and domestic long distance voice switches to meet regulatory requirements for the activation of the new license. By the end of 2008, our FTN had expanded, consisting of 8 international and 21 domestic long distance switches. This allowed us to improve our status on the international and domestic long distance markets in Russia by providing services that are competitive with those offered by leading telecommunications providers in Russia. This infrastructure has allowed us to achieve significant traffic growth. International traffic volumes transferred by our FTN increased by 16.0% in 2011 as compared to 2010, by 14.0% in 2010 as compared to 2009 and by more than 25.0% in 2009 as compared to 2008.

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

We have interconnection agreements with international global data network operators who provide one-stop shopping for worldwide data network services for multinational companies. Under these interconnection agreements we provide MPLS-based IP VPN, local, domestic and international private lines, equipment and equipment maintenance in Russia.

We also provide high-speed domestic and international channels to international and Russian operators to sell excess backbone network capacity.

Consumer Internet Services in Russia

In Russia, we offer fixed-line broadband and wireless Internet access and dial-up services. One of our strategic goals is to develop broadband services based on the most up-to-date engineering solutions. Currently, we are focused on developing local infrastructure in order to bring fixed broadband Internet access services to major Russian cities.

Additional FTTB Services

FTTB IPTV. We launched the FTTB IPTV service in Russia in January 2009. In May 2009 we enhanced and relaunched the product under the “Beeline TV” brand. Currently the Beeline TV product is run in 34 regions. In 87 cities of the 34 regions, we provide IPTV service. As of December 31, 2011, we had approximately 570,100 IPTV subscribers. Our service has two unique market features: first, all set-top-boxes, or “STBs,” are high definition, or “HD,” technology compatible which allows us to broadcast HD content to every one of our customers. Second, we provide STBs with digital video recorder, or “DVR,” functions, which allow users to watch TV content on-demand and to pause and rewind live television.

Wireless Broadband Internet Access. On March 1, 2007, Golden Telecom launched commercial operation of its WiFi network, offering prepaid Internet access to the mass market under the “Golden WiFi” brand. Since September 22, 2008, the service has been provided under “Beeline WiFi” brand. According to iKS Consulting, Beeline WiFi is the world’s largest metropolitan wireless network and includes the greater part of Moscow’s city center and many other areas of the city. As of December 31, 2011, our company had installed more than 12,000 WiFi access nodes in Moscow. Our most recognized partners in providing WiFi services are Domodedovo and Sheremetyevo Airports, McDonalds, Starbucks, Coffee-House, MEGA and IKEA trade centers. We also provide EDGE technology wireless broadband services through Kyivstar’s GSM network in Ukraine.

Licenses for Fixed Business in Russia

The tables below set forth the principal terms of the fixed-line, data and long distance licenses which are important to our operations (other than mobile operations) in Russia. We have filed or will file applications for renewal for all of our licenses that expire in 2012.

License Type	Region	Expiration Dates (Earliest/Latest)
Local Communications Services excluding local communications services using payphones and multiple access facilities	Moscow St. Petersburg Ekaterinburg Nizhny Novgorod	April 28, 2016 / August 30, 2016 April 28, 2016 / March 9, 2017 February 16, 2016 October 5, 2015 / March 9, 2017

	Khabarovsk	October 31, 2015
	Novosibirsk	March 9, 2017
	Rostov-on-Don	March 9, 2017
	Krasnodar	December 31, 2014 / October 1, 2015
Local Communications Services	Moscow	September 21, 2016
using multiple access facilities	St. Petersburg	September 21, 2016
	Novosibirsk	March 9, 2017
	Nizhny Novgorod	February 27, 2013 / March 9, 2017
	Khabarovsk	March 9, 2017
	Ekaterinburg	July 20, 2015
	Rostov-on-Don	March 26, 2013
	Krasnodar	April 18, 2013
Leased Communications Circuits	Moscow	April 28, 2016 / July 5, 2016
Services	St. Petersburg	April 28, 2016/ July 5, 2016
	Novosibirsk	November 12, 2013 / July 5, 2016
	Nizhny Novgorod	November 12, 2013 / July 5, 2016
	Rostov-on-Don	November 12, 2013 / July 5, 2016
	Khabarovsk	August 25, 2015 / July 5, 2016
	Ekaterinburg	November 12, 2013
	Krasnodar	April 17, 2013 / August 18, 2013
Voice Communications Services in	Moscow	May 25, 2016
Data Transmission Networks	St. Petersburg	August 1, 2012 / April 16, 2017
	Novosibirsk	August 1, 2012
	Ekaterinburg	September 5, 2013
	Nizhny Novgorod	August 1, 2012 / January 27, 2016
	Rostov-on-Don	August 1, 2012
	Khabarovsk	April 18, 2013
	Krasnodar	April 18, 2013
International and National	Russian Federation	December 13, 2012
Communications Services	Moscow	November 21, 2015
Telematic Services	St. Petersburg	August 1, 2012 / November 21, 2015
	Novosibirsk	August 1, 2012
	Nizhny Novgorod	August 1, 2012 / December 23, 2015
	Rostov-on-Don	August 1, 2012
	Khabarovsk	June 26, 2012
	Ekaterinburg	September 5, 2013
	Krasnodar	September 14, 2015 / November 17, 2016
Intra-zonal Communications Services	Moscow	February 16, 2016 / November 24, 2016
	St. Petersburg	February 16, 2016
	Novosibirsk	February 16, 2016
	Ekaterinburg	February 16, 2016
	Nizhny Novgorod	February 16, 2016
	Rostov-on-Don	February 16, 2016
	Khabarovsk	February 16, 2016
	Nizhny Novgorod	October 5, 2015
	Krasnodar	December 12, 2015
Data Transmission Services	Moscow	July 5, 2016
	St. Petersburg	August 1, 2012 / April 28, 2014
	Ekaterinburg	September 5, 2013
	Novosibirsk	August 1, 2012
	Nizhny Novgorod	August 1, 2012 / December 23, 2015
	Rostov-on-Don	August 1, 2012
	Khabarovsk	September 14, 2015
	Krasnodar	April 17, 2013 / September 14, 2015
Communications Services for the	Moscow	December 6, 2012
Purposes of Cable Broadcasting	St. Petersburg	December 6, 2012
	Novosibirsk	December 6, 2012
	Ekaterinburg	December 6, 2012
	Nizhny Novgorod	December 6, 2012
	Rostov-on-Don	December 6, 2012
	Khabarovsk	December 6, 2012
	Krasnodar	August 27, 2016
Communications Services for the	Krasnodar	September 14, 2016
Purposes of TV Broadcasting

Competition—Fixed Business in Russia

Business and Corporate Services

Our fixed telecommunications business marketed as “Beeline Business” competes principally on the basis of unique convergent services and bundles, installation time, network quality, geographical network reach, customer service, range of services offered and price. We face significant competition from other service providers, including:

•	Rostelecom, a subsidiary of Svyazinvest, the state-controlled telecommunications company, for services in St. Petersburg and all of Russian regional cities;

•	Comstar-UTS, which has been merger into MTS, for services to corporate customers and the SME market;

•	TransTelecom, owned by the Russian Railways, for corporate data networking services across Russia;

•	Synterra, which owns Peterstar (one of the leading fixed-line operators in St. Petersburg, providing convergent mobile and fixed services, which merged with MegaFon on February 1, 2011); and

•	more than 180 other small operators in the regions.

Carrier and Operator Services

For voice services, our main competitors are long distance carriers Rostelecom, TransTelecom and OJSC “Multiregional TransitTelecom.” For IP transit and capacity services, our main competitors are Rostelecom, TransTelecom and MegaFon. In wholesale data networking we also compete with Orange.

Consumer Internet Services

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

The basic technologies of Internet access in Russia include: fixed broadband Internet access (comprising asymmetric digital subscriber line, or “ADSL,” Ethernet, Docsis and other regional home networks), wireless broadband Internet access (including WiFi, WiMax, 3G, CDMA) and dial-up.

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

Our main competitors in the fixed broadband market in Russia are Rostelecom, a subsidiary of the state-controlled telecommunications provider, Svyazinvest, Comstar UTS, Acado, Er-Telecom and various local home network providers. Competition is based primarily on network coverage, local tariff prices, Internet connection speed, services quality, customer service level, brand identity and the range of value added and other subscriber services offered.

Marketing and Distribution—Fixed Business in Russia

Business and Corporate Services

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

While pricing competition remains a factor, especially for voice services, many corporate data networking customers place more value on network coverage, reliability and the ability to design, install and maintain LANs and WANs. These customers often require integrated solutions, including connections to offices located in different cities. To meet these requests, we currently offer a range of services aimed to provide installation and maintenance of customers’ equipment and local networks in Moscow and other regions. We currently provide full network support for a number of key clients, and we are actively working on new products which we believe will allow us to provide a whole range of managed services including managed IP VPN, managed PBX, managed customer premises equipment, or “CPE,” managed security, cloud services (including virtual machines, dedicated servers, disaster recovery and virtual data center services), managed storage and managed workplaces.

Consumer Fixed Internet Services

Fixed Broadband Internet Access. We offer a wide range of FTTB services tariffs targeted to different customer segments. There are four unlimited tariff plans with monthly fees but different speeds for active Internet users. There is also a special tariff for mobile customers with certain preferences. We also provide a range of value added services such as static IP address, trusted payment, antiviruses (Kasperskiy and Dr.WEB) and WiFi routers.

FTTB IPTV. TV service is provided on a monthly fee basis. STBs can be rented or bought by customers. We also have launched the following value added services for TV: Video On Demand (with a library of more than 3,000 items), web-on-TV (together with Yandex—largest Russian web portal), Facebook, Rutube and other services, such as a recommendation engine (a STB reminds customer about the start of a customer’s regularly viewed TV shows). Also, STB can record TV shows that may be interesting for the customer based on their viewing history.

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

Description of Operations of the Europe & North America Business Unit

Our Europe & North America Business Unit consists primarily of our operations in Italy under our wholly owned subsidiary WIND Italy. The Europe & North America Business Unit also includes our equity investment in Globalive Investment Holding Corp., which owns a GSM operator in Canada, which we refer to in the Annual Report on Form 20-F as “WIND Canada.” Italy and Canada are the only countries in Europe & North America in which we have operations.

Mobile Business in Europe & North America

Description of Mobile Services in Europe & North America

Mobile Telecommunications Services

In Europe & North America, we primarily offer our mobile telecommunications services under two types of payment plans: postpaid plans and prepaid plans. As of December 31, 2011, approximately 6% of our subscribers in Italy were on postpaid plans and approximately 94% of were on prepaid plans. As of December 31, 2011, approximately 34% of WIND Canada’s subscribers were on postpaid plans and 66% were on prepaid plans.

Consumer Voice Offerings. In Italy, we provide a variety of consumer voice offerings tailored to specific market segments. Our voice offerings can be upgraded with a variety of option plans and value added services. Prepaid consumer subscribers can choose from tariff plans in which their pre-paid credit is deducted on a per minute basis at a billing rate per minute, or on a monthly basis at a flat rate per month. In addition to tariff plans similar to those offered to pre-paid subscribers, we offer a number of all-inclusive flat rate monthly tariff plans to contract and pre-paid consumer subscribers that include a set amount of calling minutes, SMSs and gigabytes of mobile Internet access for a fixed monthly fee.

In Canada, WIND Canada offers a variety of voice services, which include simple plans and feature-rich service plans targeting “Value Plus” customers, typically with an unlimited voice component.

Corporate Voice Offerings. In Italy, we provide corporate voice services to large corporate subscribers, small and medium enterprises, or “SMEs,” and small office/home offices, or “SOHOs,” with our corporate voice offerings. For large corporate customers, who often solicit tenders for their mobile telephone requirements on a competitive basis, we offer customized services tailored to their specific requirements. For SME and SOHO subscribers, we offer more standardized products, such as all-inclusive tariff plans that offer customers a set amount of calling minutes, SMSs and gigabytes of mobile Internet access for a fixed monthly fee. We also offer a variety of add on options to its standard corporate voice offerings.

In Canada, WIND Canada has not yet targeted the corporate market as the operation is in the early growth stage. The core focus of WIND Canada is on the consumer market with knock on benefits in the small office / home office market including all inclusive voice and data tariff plans, special international and roaming add-ons.

Consumer and Corporate Data and Value Added Service Offerings. In Italy, we provide a variety of mobile data services and value added services for telephone and computer to our consumer and corporate subscribers. The majority of our data and value added service offerings are available over our GSM and UMTS networks, while certain services, such as video call, are limited to our UMTS network. We generally charge for data services and value added services on either a per kilobyte or a per minute of use basis. Certain data services and value added services require payment of an additional set up fee by the subscriber in order to gain access to the service.

In Italy, we offer the following data services and value added services:

•	Mobile Internet. Our mobile subscribers can connect their mobile phones to the Internet using GSM, GPRS or UMTS technologies.

•	PC Mobile Internet. Our mobile subscribers can connect their mobile phones to a computer to be used as a modem to browse the Internet using GSM, GPRS or UMTS technologies.

•	BlackBerry. We offer our BlackBerry services to corporate, SME and consumer subscribers.

•

SMS and MMS. SMS offerings provide users with information such as news, sports, weather forecasts, horoscopes, finance and TV programming information, as well as a selection of games, ring tones, a chat service for subscribers as well as services specifically targeted to students. MMS provides multimedia (photo, video and sound) content, such as sports events, news, gossip, music and a chat service.

•	Additional Content Options: We offer a number of options that allow users to download content.

In Canada, WIND Canada offers a variety of data products and value added services ranging from mobile internet, mobile broadband USB modems, BlackBerry and social media add-ons. Value added services include text, multimedia messaging, web portal, voice mail and call control features, and premium apps through various content providers.

International Roaming. Our mobile subscribers in Italy can use our mobile services, including SMS, MMS and data services (on GPRS, EDGE, 3G, HSDPA networks) where available, while roaming in other countries. Roaming coverage outside Italy is provided through our roaming agreements with approximately 440 international operators.

WIND Canada’s subscribers can also use its services while roaming in other countries through its roaming arrangements with approximately 25 direct roaming agreements in 22 countries; via dual international mobile subscriber identification, or “IMSI,” we have 607 networks in 210 countries available through Telecom Italia Sparkle; and 437 networks available in 197 countries through WIND Italy.

Handset Offerings. We offer our subscribers in Italy a broad selection of handsets and Internet devices, which we source from a number of suppliers, including Nokia, Samsung, RIM, Sony Ericsson, LG, Huawei and Alcatel. The Italian market is a predominantly prepaid market and, as a result, mobile operators generally have provided limited handset subsidies, generally only to higher value subscribers.

WIND Canada offers subsidized handsets to qualifying customers under the TAB and TAB+ handset program along with amortizing loyalty credits. WIND Canada offers a large range of handsets including Android, BlackBerry and Windows 7 smartphones.

Mobile Telecommunications Licenses in Europe & North America

WIND Italy has a license to provide mobile telephone services in Italy using digital GSM 1800 and GSM 900 technology. This license expires in 2018 and thereafter may be renewed by the relevant authorities. WIND Italy acquired a UMTS license in 2001. WIND Italy’s UMTS license was expected to expire on December 31, 2021, but during September 2009, WIND Italy obtained an eight-year extension, and accordingly its UMTS license is now expected to expire in 2029, and thereafter may be renewed for an additional seven years by the relevant authorities. Pursuant to the terms of the UMTS license, WIND Italy has coverage in all Italian regional capitals.

In March 2009, the Italian Ministry for Economic Development announced a tender for the assignment of rights of use for the frequencies in the 2100 MHz band, divided into three 5 MHz bandwidth blocks. WIND Italy participated in this tender and was awarded a 5 MHz block of UMTS spectrum for approximately €89.0 million in June 2009 for a term corresponding to the term of the original UMTS license. In September 2009, the Italian Ministry of Economic Development formally assigned the right of use for such frequencies.

In 2011, the Italian Ministry for Economic Development announced a tender for the assignment of rights of use for the frequencies in 800, 1800, 2000 and 2600 MHz band. All of WIND Italy’s four main telecom operators Telecom Italia, Vodafone, Wind Italy and H3G won frequencies. WIND Italy obtained 2 blocks at 800 MHz and 4 blocks at the 2600 MHz band.

WIND Canada holds 30 separate spectrum licenses in the AWS band in Canada covering a population of approximately 23 million Canadians. These licenses cover all of Canada except for the Province of Quebec. The bandwidth of such spectrum is 10MHz across most of Canada, with 20MHz in Southern Ontario and the Yukon, North West Territories and Nunavut. These licenses were obtained on March 13, 2009, and expire March 12, 2019 (with a high expectation of renewal).

Competition—Mobile Business in Europe & North America

The mobile telecommunication market in Italy in which WIND Italy operates is characterized by high levels of competition among service providers. WIND Italy expects this market to remain competitive in the near term, and competition may be exacerbated by further consolidation and globalization of the telecommunications industry.

In the Italian mobile telecommunications market, Telecom Italia, operating under the “TIM” brand name, Vodafone Italy, operating under the “Vodafone” brand name, and Hutchison 3G, operating under the “3” brand name, are currently our principal competitors. Telecom Italia and Vodafone have well established positions in the Italian mobile market and each has a greater market share than we do. Hutchison 3G has been aggressively seeking new customers through the use of handset subsidies, which are not customarily offered in the Italian market.

Telecom Italia, as the incumbent in the market, has the advantage of long standing relationships with Italian customers. Vodafone is well positioned in the market and is perceived as having a technologically-advanced and reliable network in the market. Certain of our competitors also benefit from greater levels of global advertising or stronger brand recognition than we do.

The four network operators in Italy offer mobile telecommunications services to approximately 92.4 million registered subscribers as of December 31, 2011, representing a penetration rate of approximately 152% of the Italian population. As of December 31, 2011 there were 18 MVNO/ESPs providing services in the Italian market, with an aggregate market share of approximately 4.5%. Penetration is distorted by the widespread use of multiple SIM cards by individual users. The market is mostly prepaid.

As of December 31, 2011, excluding MVNOs, Telecom Italia had a market share of 34.9%, followed by Vodafone with 32.4%, WIND Italy with 22.8% and Hutchison 3G with 9.9% based on our internal estimates.

Telecom Italia’s commercial strategy in 2011 focused on market share recovery through a new aggressive pricing strategy after having implemented price increases in 2008, strong advertising investments and restructuring of its sale channels. Vodafone in 2011 focused on fixed to mobile substitution, repositioning on prepaid segment and a “value for money” offer strategy that often deemphasizes quality. Due to its international network and brand recognition, Vodafone also has a large share of the corporate subscriber market. In 2011, Hutchison 3G continued to implement an aggressive commercial strategy based on low pricing and handset subsidies, particularly in the market for contract subscribers, and focused on cost savings measures.

The Canadian market is dominated by Rogers, Bell and Telus, which together hold over 90% of wireless market share (including their respective flanker brands—Fido, Virgin and Koodo). The Canadian market is over 70% contract customers due to the dominant presence of three-year contracts that include large subsidies on handsets.

Marketing and Distribution—Mobile Business in Europe & North America

In Italy, we market our mobile, Internet, fixed line voice and data offerings by employing a multibrand strategy of the WIND and Infostrada brands in their respective markets. Each of the WIND and Infostrada brand logos incorporates the distinctive “W” WIND logo, enabling cross product brand identification. We also advertise our mobile, fixed line and Internet products to consumers as the “Smart Fun” choice, emphasizing the quality, convenience and price of our products. On occasion, we also sponsor concerts, television programs and sporting events. WIND Italy is the main sponsor of the AS Roma football club, providing sponsorship for all games until June 30, 2013. Since 2007, WIND Italy has produced the WIND Music Award, a music show which airs on Italia 1 and which grants awards to the best selling musicians of Italy.

In Italy, we utilize a wide range of media to advertise its consumer mobile and consumer fixed line services. In advertising consumer mobile services, we use television, billboards, radio, print media (including newspapers and magazines) and third party websites. We market our broadband services using television, telemarketing and over the Internet. In advertising consumer fixed line voice services, we focus on television, telemarketing and local press, and also advertise on the radio and other third party websites (including Google and web affiliation programs).

For our corporate subscribers in Italy, we use different marketing strategies depending on the nature and size of a customer’s business. For large corporate subscribers and SMEs, our marketing efforts are more customized and institutional in nature, and include one on one meetings and presentations, local presentations and presentations at exhibitions. We also advertise in the media. For the SOHO market, we advertise in the professional and general press and use airport billboards. For all corporate subscribers, we emphasizes an integrated approach focusing on all three of our mobile, fixed line voice and broadband capabilities. Starting in 2010, we launched the “WIND Business” offer to target professionals and small businesses.

In Italy, we sell consumer mobile products and services, including SIM cards, scratch cards, WIND branded and unbranded handsets through a significant number of points of sale. As of December 31, 2011, in Italy we had 160 WIND owned stores and approximately 454 exclusive franchised outlets operating under the WIND name. We opened a second flagship WIND store in June 2011 in a high profile location in Rome, following the opening of the first flagship store in June 2010 in central Milan. WIND Italy also utilizes 1,358 non-exclusive points of sale, 840 electronic chain store outlets and approximately 4,538 other points of sale in smaller towns throughout Italy managed by SPAL S.p.A., our largest distributor in Italy in terms of points of sale. We also sell a portion of our consumer services online through WIND Italy’s www.155.it website.

Sales to large corporate subscribers in Italy are made by a dedicated in house corporate sales team, whereas sales to SMEs and SOHOs are undertaken by agents. In addition, we recently launched an online store aimed at business customers for the direct sale of mobile products and services known as “WIND Business Shop” on the WIND Italy website.

In Canada, WIND Canada offers service contract and prepaid plans targeting “Value Plus” customers in Canada, typically with an unlimited voice component. WIND Canada has increasingly focused on contract customers that represent higher ARPU, lower churn, higher lifetime value with less competitive intensity than the prepaid segment where other new entrant activity is concentrated. As of December 31, 2011, WIND Canada had 211 WIND Canada-branded locations of which are 70 exclusive dealer partnerships and a total of 453 points of sale through various mass market retail arrangements.

Fixed Business in Europe & North America

Description of Fixed Services in Europe & North America

In Italy, we offer a wide range of direct and indirect fixed line voice services, Internet broadband and narrowband (dial up) data services. We offer these services to both consumer and corporate subscribers.

Our fixed line direct and indirect voice customer base in Italy consisted of approximately 3.1 million subscribers as of December 31, 2011. Our direct subscribers are mainly comprised of LLU subscribers.

Our indirect subscribers in Italy consist of wholesale subscribers, carrier selection and carrier pre-selection subscribers. Wholesale voice services allow us to set up an exclusive commercial relationship with customers located outside its direct service coverage areas through leases of the lines from Telecom Italia under wholesale terms and conditions. With carrier pre-selection, subscribers select WIND Italy as their “regular” carrier and WIND Italy arranges with Telecom Italia for automatic switching to its network without subscribers having to enter an access code. WIND maintains a billing relationship with the subscriber in carrier pre selection for charging all traffic costs. With carrier selection, subscribers dial a predefined access code to select WIND’s network for outgoing calls on a per call basis.

In Canada, WIND Canada operates fixed line businesses under numerous brands. As of December 31, 2011, WIND Canada had approximately the following numbers of fixed line customers: 500,000 casual call customers; 100,000 long distance subscribers; 2,000 hotels, hospitals and universities; and 5,000 small and medium businesses. WIND Canada’s fixed line services include long distance, operator services, billing clearinghouse services, reservation-less conferencing and VoIP to small and medium-sized businesses.

Internet and Data Services

In Italy, we offer a wide array of Internet and data transmission services to both consumer and corporate subscribers. We offer narrowband and broadband access to consumer and corporate subscribers, although we no longer actively market our narrowband services.

In the broadband access market in Italy, we offer our products directly through LLU and indirectly through wholesale bitstream access services. We offer broadband to both direct and indirect subscribers, so long as the line is ADSL or ADSL 2+ capable.

We also offer fixed line voice and broadband services in Italy through bundled offerings such as “TuttoIncluso” and “Absolute ADSL” packages which, for a fixed monthly fee, provide subscribers with a fixed-line voice service and unlimited connectivity to broadband. In addition, we offer “Super TuttoIncluso”, a bundled offering with a fixed-line voice service, unlimited connectivity to broadband and a mobile post-paid SIM.

Consumer Voice Offerings

Throughout Italy, we provide traditional analog voice telephone service, or “PSTN access,” digital fixed line telephone service, or “ISDN access,” and value added services, such as caller ID, voicemail, conference calls, call restriction, information services and call forwarding. However, an increasing number of our subscribers in Italy subscribe to bundled fixed line voice and Internet broadband offerings.

Corporate Voice Offerings

In Italy, we provide PSTN, ISDN and VoIP fixed line voice services, data services, value added services and connectivity services to corporate subscribers, including large corporate subscribers, SMEs and SOHOs.

For larger corporate subscribers in Italy, we typically tailor our offerings to the needs of the subscriber and, where applicable, to competitive bidding requirements. We offer our large corporate subscribers direct access to our network through microwave links, direct fiber optic connections or, where we do not offer direct access, via LLU, dedicated lines leased from Telecom Italia. We also offer large corporate subscribers national toll free and shared toll. We typically offer its SME and SOHO off the shelf plans rather than bespoke offerings.

In Italy, our offerings tailored to SME and SOHO subscribers include “TuttoIncluso Aziende” providing three to eight voice lines with ADSL internet access and “WIND Impresa” providing six to 60 voice lines with SHDSL internet access. The “WIND Impresa” offering provides a combined service for renting, running and maintaining telephone switchboards. In addition, the “WIND Business One Office” offering was launched in February 2011 targeting businesses that are registered for VAT and having one or two fixed-lines (analogue or ADSL) and at least one SIM card. In June 2011, we extended the “WIND Business One Office” offering to also include five new tariff plans. We also offer a complete range of value added services such as Static IP, Dominion Level II and the Evolved Email and Messaging services.

Licenses—Fixed Business in Europe & North America

In Italy, our fixed line services are provided pursuant to a 20 year license obtained from the Italian Ministry of Economic Development in 1998. This license expires in 2018.

In Canada, WIND Canada has a basic international telecommunications service, or “BITS,” license, which expires on June 30, 2019, with no cost for renewal. In addition, WIND Canada has been authorized as a CLEC.

Competition—Fixed Business in Europe & North America

In the Italian fixed line voice market, the incumbent, Telecom Italia, maintains a dominant market position. Telecom Italia benefits from cost efficiencies inherent in its existing telecommunications infrastructure over which it provides its fixed line coverage. As the former sole Italian telecommunications provider, Telecom Italia also benefits from customer recognition and familiarity as well as consumer reluctance to leave for another provider. In addition to Telecom Italia, Swisscom and Vodafone have entered the fixed line Internet, voice and data markets by buying out Fastweb S.p.A. and the Italian business of the Swedish carrier Tele2 (successively rebranded TeleTu), respectively. We expect that the fixed line telecommunications market will remain competitive as a result of the presence of international competitors, the introduction and growth of new technologies, products and services, the declining number of fixed line subscribers due to continued fixed to mobile substitution, continued migration from narrowband (dial up) to broadband usage and regulatory changes (for example, in relation to LLU tariffs) in the Italian market, all of which may exert downward pressure on prices or otherwise cause our fixed line subscriber base in Italy to contract, thereby impacting our revenues and profitability.

Four service providers, Telecom Italia, WIND Italy, Vodafone/TeleTu and Fastweb accounted for approximately 94% of the total broadband services actually accessed in the Italian market as of December 31, 2011.

As of December 31, 2011, Telecom Italia had approximately 7.1 million broadband subscribers in Italy, representing a market share of approximately 52.9% of broadband retail connections, followed by WIND Italy with approximately 2.1 million broadband subscribers, representing a market share of approximately 15.8% of broadband retail connections and by Vodafone/Tele2, with approximately 1.8 million broadband subscribers representing a market share of approximately 13.1% of broadband retail connections. Fastweb had approximately 1.6 million active broadband subscribers, representing a market share of approximately 11.8% of broadband retail connections. All other operators had in the aggregate approximately 0.9 million broadband subscribers, representing a market share of approximately 6.4% of broadband retail connections.

The Canadian fixed line telecom market was approximately $23.7 billion in revenue in 2010 and is dominated by five incumbent local exchange carriers, or “ILECs,” and five incumbent cable companies. The ILECs provide a full range of fixed line services including local access, long distance, data and private line and service the full range of customer segments including consumer, small and medium business, enterprise and wholesale. The cable companies typically provide home phone and high speed internet services to consumers. Total market share of fixed line revenues of the ten largest companies is in excess of 90% in terms of revenue. The remainder of the market is comprised of resellers including WIND Canada.

Marketing and Distribution—Fixed Business in Europe & North America

In Italy, we market our fixed line voice, broadband and data services primarily through WIND Italy’s “Infostrada” brand.

In Italy, our principal source of sales to fixed line consumer voice subscribers is telephone sales made through WIND Italy’s call centers, both through outbound telephone sales and inbound calls to the call center. We also utilize outbound sales agencies to acquire business and consumer customers.

In addition, a significant and growing proportion of our fixed-line sales in Italy are made through WIND Italy’s mobile distribution network with a dedicated Infostrada section manned by specialized sales persons in each store. In the consumer internet access market, the Infostrada website is a key distribution channel, enabling subscribers to register for internet access over the internet.

In Italy, we utilizes sales agencies, WIND Italy’s call centers and a direct sales force to target sales of fixed line voice and Internet services to corporate subscribers.

We also offer bundled services in Italy that combine our mobile, Internet, fixed line voice and data services with an integrated infrastructure and network coverage.

In Canada, WIND Canada’s consumer fixed line services are sold direct to consumers through marketing and call centers. WIND Canada’s business and wholesale fixed line services are primarily sold through a direct sales force and secondarily through a small number of sales agents.

Description of Operations of the Africa & Asia Business Unit

Our Africa & Asia Business Unit covers our operations in Algeria, Burundi, Central African Republic, Pakistan, Bangladesh, Cambodia and Laos, as well as the operations of our associate GTEL Mobile in Vietnam (until April 23, 2012, when that asset was sold) and Telecel in Zimbabwe, or “Telecel Zimbabwe,” in which we have an equity investment.

Mobile Business in Africa & Asia

Description of Mobile Services in Africa & Asia

In Africa & Asia, we generally offer our subscribers mobile telecommunications services under contract and prepaid plans. In Algeria, we also offer hybrid plans. In Vietnam, GTEL Mobile only offers prepaid plans. As of December 31, 2011, we had the following percentages of contract and prepaid subscribers:

•	In Pakistan, approximately 1.6% of our subscribers were on postpaid plans and approximately 98.4% were on prepaid plans.

•	In Bangladesh, approximately 5.2% of our subscribers were on postpaid plans and approximately 94.8% were on prepaid plans.

•	In Cambodia, all of our subscribers were on prepaid plans.

•	In Laos, approximately 1.0% of our subscribers were on postpaid plans and approximately 99.0% were on prepaid plans.

•	In Vietnam, all of our subscribers were on prepaid plans.

•	In Algeria, approximately 2.9% of our subscribers were on postpaid plans, approximately 1.6% were on hybrid plans and approximately 95.5% were on prepaid plans.

•	In Zimbabwe, approximately 0.3% of our subscribers were on postpaid plans and approximately 99.74% were on prepaid plans.

•	In Burundi, approximately 0.1% of our subscribers were on postpaid plans and approximately 99.9% were on prepaid plans.

•	In the Central African Republic, approximately 0.1% of our subscribers were on postpaid plans and approximately 99.9% were on prepaid plans.

Call Completion Services and Value Added Services

In Africa & Asia, we generally provide our customers a variety of value added services, including the following:

•	basic value added services, including caller-ID, voicemail, call forwarding, conference calling, call blocking and call waiting;

•	messaging services, including SMS, MMS (which allows subscribers to send pictures, audio and video to mobile phones and to e-mail) and mobile instant messaging;

•	content/chat/infotainment services, which vary depending the country of the subscriber;

•	data access services (on GPRS and EDGE, and in certain countries, 3G); and

•	RBT.

Roaming

In Africa & Asia, our operations generally have active roaming agreements covering a number of countries in Europe, Asia, North America, South America, Australia and Africa. Our roaming arrangements vary according to the countries in which we operate, but generally cover all major roaming destinations.

•

In Pakistan, as of December 31, 2011 we had active roaming agreements with 310 GSM networks in 143 countries. In addition, as of December 31, 2011 we provided GPRS roaming with 147 networks in 93 countries. As of December 31, 2011, we provided our subscribers CAMEL roaming through 39 operators in 43 countries.

•

In Bangladesh, as of December 31, 2011 we had active roaming agreements with 329 GSM networks in 112 countries. In addition, as of December 31, 2011 we had GPRS roaming facility in 204 networks in 61 countries. We provide our subscribers in Bangladesh CAMEL roaming through 64 operators in 23 countries as of December 31, 2011. We also offer inflight and maritime roaming with Emirates Airlines and Malaysian Airlines.

•

In Cambodia, as of December 31, 2011 we had active roaming agreements with 138 GSM network in 101 countries. We also have active roaming agreements with 89 GPRS networks in 64 countries and CAMEL roaming with 33 operators in 27 countries as of December 31, 2011.

•

In Laos, as of December 31, 2011 we had active roaming agreements with 164 networks in 103 countries. We provide DATA roaming cover to 66 networks in 42 countries as of December 31, 2011. Inbound roaming has played a key role among our roaming operation in Laos. As of December 31, 2011, we had roaming agreements with 240 roaming partners, accommodating roamers from 118 countries with more than 93 with DATA roaming.

•

In Vietnam, as of December 31, 2011 we had active roaming agreements with 114 GSM networks in 68 countries. We also provided GPRS roaming services to 54 networks in 39 countries as of December 31, 2011. GTEL Mobile provided subscribers CAMEL roaming through agreements with 20 GSM networks in 15 countries as of December 31, 2011.

•

In Algeria, as of December 31, 2011 we had active roaming agreements with 391 GSM networks in 149 countries and GPRS roaming with 138 networks in 79 countries. We also provided our subscribers in Algeria CAMEL roaming through 111 operators in 69 countries as of December 31, 2011.

•

In Zimbabwe, as of December 31, 2011 we had active roaming agreements with 162 networks in 85 countries. We also had 99 agreements with Telecel as the VPMN via the Link 2 One hub and VRS hub and 17 agreements with Telecel as the HPMN via the Link 2 One hub and VRS hub. We opened up CAMEL unilaterally to our inbound roamers and we currently have four unilateral partners in Botswana, Egypt, India and Zambia.

•

In Burundi, as of December 31, 2011 we had roaming agreements with 251 networks in 112 countries. We provide our subscribers in Burundi CAMEL roaming through five operators in five countries as of December 31, 2011.

•

In the Central African Republic, as of December 31, 2011 we had active roaming agreements with 217 GSM networks in 105 countries. As of December 31, 2011, we provided our Central African subscribers CAMEL roaming through three operators in three countries. We also had a national roaming agreement with Moov, which provided roaming for subscribers in three cities in the Central African Republic as of December 31, 2011.

Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our subscriber while on the host’s network. We pay the host operator for the roaming services and then bill the amount due for the provision of roaming services on our subscriber’s monthly bill.

USB Modems. In Africa & Asia, we generally offer our customers wireless Internet access through GPRS/EDGE networks using special Plug&Play-USB modems. In Burundi, Laos and Zimbabwe we offer 3G services. In addition to providing Internet access, USB modems generally provide other functionalities such as balance top-up, tariff changing and easy management of other services in USB-modem interface. Our businesses in Pakistan do not offer USB modem services.

Mobile Telecommunications Licenses in Africa & Asia

In Africa & Asia, our mobile telecommunications services are provided pursuant to licenses in the countries in which we operate. The following is a summary of the key terms of our licenses in Africa & Asia:

•	In Pakistan, we hold 2G, WLL, Long Distance and International licenses for the entire territory of Pakistan and for Azad Jammu Kashmir & Gilgit Baltastan. The 2G licenses will expire in 2022.

•	In Bangladesh, we hold a 2G license for the entire territory of Bangladesh. The license will expire in 2026.

•	In Cambodia, we hold 2G, WLL, ISP and VoIP licenses for the entire territory of Cambodia. Each of these licenses will expire in 2042.

•

In Laos, we hold 2G, 3G, WLL, ISP, WIMAX and IGW licenses for the entire territory of Laos. The 2G license will expire in 2022, while the 3G license was issued in September 2011 and is renewed on annual basis.

•	In Vietnam, we hold a 2G license, a one-year 4G trial license and a VoIP license, in each case for the entire territory of Vietnam. The 2G license will expire in 2023.

•	In Algeria, we hold 2G, ISP and VSAT licenses for the entire territory of Algeria. The 2G license will expire in 2016.

•	In Zimbabwe, we hold 2G, 3G, ISP/IAP, International Gateway and Long Distance carrier licenses for the entire territory of Zimbabwe. The 2G and 3G licenses will expire in 2013.

•	In Burundi, we hold 2G, 3G, WLL and WIMAX licenses for the entire territory of Burundi. The 2G and 3G licenses will expire in 2014.

•	In the Central African Republic, we hold 2G, 3G ,WLL, ISP and VoIP licenses for the entire territory of the Central African Republic. The 2G and 3G licenses will expire in 2038.

Competition—Mobile Business in Africa & Asia

Pakistan

The Pakistani telecommunications sector experienced exponential growth over the past ten years due to a variety of reasons. The advent of several new operators to the market has increased the level of competition and resulted in an overall drop in prices making it more affordable for consumers to own mobile lines. Additionally, the continuous investment in network expansion carried on by operators provided a higher percentage of the Pakistani population with access to mobile services as compared to before. The availability, affordability and ease of use of handsets also contributed to the growth of the overall mobile industry.

According to the Pakistan Telecommunications Authority, there were approximately 112.9 million subscribers in Pakistan as of December 31, 2011, representing a penetration rate of approximately 65.8%.

The Pakistani mobile telecommunications market has five main operators: Mobilink, Telenor Pakistan, Ufone, Warid and Zong. Telenor Pakistan is a member Telenor Group and has been operating commercially in the market since 2005. Ufone is a member of the Etisalat Group and started operations in 2001. Warid is a joint venture between Abu Dhabi Group and SingTel Group and started its operations in 2004. Zong is fully owned by China Mobile and is the fastest growing mobile telecommunications provider in Pakistan.

The below table shows the number of subscribers per operator as of December 31, 2011:

Operator	Subscribers in Pakistan
Mobilink (VimpelCom)	34.2
Telenor	28.1
Ufone	21.4
Warid	15.3
Zong	13.9

Source: The Pakistan Telecommunications Authority

Bangladesh

The mobile telecommunications industry has been introduced late in Bangladesh. Since GrameenPhone (GP) hit the market with its GSM technology in 1997, the industry has grown rapidly. In the last decade the penetration increased from 0.8% (in 2002) to 51% in 2011. Increased demand for mobile telecommunications services is largely due to the expansion of the Bangladeshi economy and a corresponding increase in disposable income; declining tariffs which have made mobile telecommunications services more affordable to the mass market subscriber segment; advertising, marketing and distribution activities, which have led to increased public awareness of, and access to, the mobile telecommunications market; and improved service quality and coverage.

According to the Bangladesh Telecommunications Regulatory Commission, there were approximately 85.4 million subscribers in Bangladesh as of December 31, 2011, representing a penetration rate of approximately 51%.

The Bangladeshi mobile telecommunications market is highly concentrated. The top three mobile operators, Grameenphone, Banglalink and Robi, collectively held approximately 89.4% of the mobile market in Bangladesh as of December 31, 2011 (according to the Bangladesh Telecommunications Regulatory Commission). In addition to Grameenphone and Robi, we also compete with Airtel, Citycell and Teletalk. Grameenphone is a public limited company listed on the Dhaka and Chittagong Stock Exchanges. Grameenphone has two main shareholders, namely Telenor Mobile Communications AS (55.80%) and Grameen Telecom (34.20%). Robi Axiata Limited is a joint venture company between Axiata Group Berhad, Malaysia and NTT DOCOMO INC, Japan. Airtel Bangladesh Ltd. is a launched commercial operations in 2007. Warid Telecom International LLC, an Abu Dhabi based consortium, sold a majority 70% stake in the company to India’s Bharti Airtel Limited In January 2010. Citycell (Pacific Bangladesh Telecom Limited) was the first mobile communications company of Bangladesh and is the only CDMA (Code division multiple access) network operator in the country. Citycell is currently owned by Singtel with 45% stake and the rest 55% owned by Pacific Group and Far East Telecom. Teletalk Bangladesh Limited is a Public Limited Company of Bangladesh Government, the state-owned telephone operator, which launched its operations in 2004.

The following table shows our and our primary mobile competitors’ respective subscriber numbers in Bangladesh as of December 31, 2011:

Operator	Subscribers in Bangladesh (in millions)
Grameenphone	36.5
Banglalink (VimpelCom)	23.8
Robi	16.1
Airtel	6.0
Citycell	1.8
Teletalk	1.2

Source: The Bangladesh Telecommunications Regulatory Commission.

Cambodia

Despite the presence of eight mobile operators in Cambodia, the market has low mobile penetration. The market is characterized by fierce competition, low per minute prices as well as multiple SIMs subscribers. Demand for mobile phones services has been witnessed in the explosive growth in subscribers year over year as declining tariffs and low cost handsets dominate the market.

According to the Informa Telecoms & Media, there were approximately 13.3 million subscribers in Cambodia as of December 31, 2011, representing a penetration rate of approximately 87.1%.

In the Cambodian telecommunications market, we compete mainly with Metfone, CellCard, Smart and Hello.

The following table shows our and our primary mobile competitors’ respective market shares in Cambodia as of December 31, 2011:

Operator	Market Share
Metfone	33.1%
CellCard	25.1%
Smart	14.9%
Hello	12.9%
Sotelco (VimpelCom)	7.6%

Source: Informa Telecoms & Media for all companies except Sotelco. © Informa UK Limited 2012. All rights reserved.

Laos

The Lao telecommunications market is very competitive with aggressive promotions, low per minute price and SIM spinners. Two of the 4 market players claim more than 60% of the market. With penetration rate less than 50% as of December 31, 2011, the market is still rapidly expanding, as evidenced by the growth in subscribers year over year as tariffs decline and handsets become more affordable.

According to the Informa Telecoms & Media, there were approximately 4.1 million subscribers in Laos as of December 31, 2011, representing a penetration rate of approximately 63.0%.

The Lao mobile telecommunications market has four operators: Unitel, VimpelCom operating through our subsidiary VimpelCom Lao Co., Lao Telecom and ELT. Unitel is a joint venture between Viettel Global Joint Stock Company (Viettel Global) and Lao Asia Telecom (LAT). Lao Telecom (LTC) is jointly owned by the Lao Government (51%) and Shinawatra International Public Company Limited (49%). ETL is 100% controlled by the Lao Government (under the Ministry of Communication, Transport, Post and Construction).

The following table shows our and our primary mobile competitors’ respective market shares in Laos as of December 31, 2011:

Operator	Market Share
Unitel	38.8%
Lao Telecom	33.7%
ETL	12.9%
VimpelCom Lao Co. (VimpelCom)	9.8%

Source: Informa Telecoms & Media for all companies except VimpelCom Lao Co. © Informa UK Limited 2012. All rights reserved.

Vietnam

The Vietnamese mobile telecommunications market is characterized by fierce competition, low per minute prices as well as multiple SIMs subscribers. Increased demand for mobile telecommunications services has been evidenced by the strong growth in subscribers year over year as declining tariffs and low cost handsets dominate the market.

According to the Informa Telecoms & Media, there were approximately 115.8 million subscribers in Vietnam as of December 31, 2011, representing a penetration rate of approximately 128.6%.

In the Vietnamese mobile telecommunications market, our associate GTEL Mobile competes with four operators: Viettel, Mobifone, Vinaphone and Vietnamobile.

The following table shows our and our primary mobile competitors’ respective market shares in Vietnam as of December 31, 2011:

Operator	Market Share
Viettel	37.4%
Mobifone	28.4%
Vinaphone	23.6%
Vietnamobile	4.9%
GTEL Mobile (VimpelCom)	2.6%

Source: Informa Telecoms & Media for all companies except GTEL Mobile. © Informa UK Limited 2012. All rights reserved.

Algeria

The mobile industry in Algeria has grown rapidly over the past 10 years as a result of increased demand by individuals and newly created private businesses. Demand for mobile services is largely due to the expansion of the Algerian economy. Innovative services and declining tariffs have made mobile services more appealing to the mass market subscriber segment, while advertising, marketing and distribution activities and improved service quality and coverage, have led to increased public awareness of, and access to, the mobile telecommunications market.

According to Informa Telecoms & Media, there were approximately 35.7 million subscribers in Algeria as of December 31, 2011, representing a penetration rate of approximately 99.4%.

In Algeria, there are three mobile operators: Djezzy operating through our subsidiary OTH; Mobilis, a subsidiary of Algeria’s incumbent, Algerie Telecom; and Nedjma, a subsidiary of Qtel-owned Wataniya. Algerie Telecom launched its Mobilis GSM network in April 1998 and was the only operator until the second GSM license was awarded to OTA in July 2001, for a period of 15 years. OTA launched under the Djezzy brand in February 2002. Wataniya Telecom Algeria was awarded the third GSM license in December 2003. Competition is based primarily on local and international tariff prices, network coverage, quality of service, the level of customer service provided, brand identity and the range of value added and other subscriber services offered.

Subscriber growth in Algeria’s mobile market is expected to slow down, and the attention is expected to shift to maintaining or improving the average revenue per user which has continued to decline under intensifying price competition between the three networks. The operators have entered the underdeveloped internet market by launching basic mobile data services, but the licensing of third-generation spectrum has been delayed, which has made it difficult for them to fully compete in the broadband sector. However, 3G licenses are now expected to be issued in 2012.

Competition for subscribers in Algeria is intense and competition is expected to increase in the future as a result of greater market penetration and new technologies, products and services. As a result of increased competition, mobile providers are utilizing new marketing efforts, including aggressive price promotions, to retain existing subscribers and attract new ones.

The following table shows our and our competitors’ respective subscriber numbers in Algeria as of December 31, 2011:

Operator	Subscribers in Algeria (in millions)
Djezzy (VimpelCom)	16.6
Mobilis (AMN)	10.8
Nedjma (WTA)	8.3

Source: Informa Telecoms & Media. © Informa UK Limited 2012. All rights reserved.

Zimbabwe

The mobile industry in Zimbabwe has grown rapidly over the past couple of years. Subscriber numbers have tripled from less than two million at the end of 2008 to approximately 9.6 million at the end of 2011. Unfulfilled demand, initially for voice and increasingly for data services, is one of the main drivers of growth for mobile communications in Zimbabwe. Advertising, marketing and distribution activities and improved coverage have led to increased public awareness of, and access to, the mobile telecommunications market in Zimbabwe.

According to Informa Telecoms & Media, there were approximately 9.6 million subscribers in Zimbabwe as of December 31, 2011, representing a penetration rate of approximately 74.4%.

The mobile telecommunications market in Zimabwe has three licensed network operators Econet Wireless Zimbabwe, Telecel Zimbabwe, and Netone Zimbabwe. Telecel Zimbabwe is jointly owned by our subsidiary Telecel Globe and the Empowerment Corporation. Econet Wireless Zimbabwe is a subsidiary of the Econet Wireless telecommunications group. Netone Zimbabwe is a private company wholly owned by government.

The following table shows our and our competitors’ respective subscriber numbers in Zimbabwe as of December 31, 2011:

Operator	Subscribers in Zimbabwe (in millions)
Econet	5.9
Telecel (VimpelCom)	1.5
Netone	1.7

Source: Informa Telecoms & Media for all companies except Telecel. © Informa UK Limited 2012. All rights reserved.

Burundi

The mobile industry in Burundi has grown rapidly in recent years. According to Informa Telecoms & Media, subscriber numbers have increased from 1.0 million at the end of 2009 to approximately 2.2 million subscribers at the end of 2011, representing a penetration rate of approximately 25.3%.

The mobile telecommunications market in Burundi has main network operators: Leo Burundi, Econet Wireless, Africell Tempo, SMART Lacell, and Onatel. Leo Burundi is our subsidiary.

The following table shows our and our competitors’ respective subscriber numbers in Burundi as of December 31, 2011:

Operator	Subscribers in Burundi
Leo Burundi (VimpelCom)	1.2
Econet Wireless	0.4
Africell Tempo	0.2
SMART Lacell	0.1
Onatel Burundi	0.3

Source: Informa Telecoms & Media for all except Leo Burundi. © Informa UK Limited 2012. All rights reserved.

Central African Republic

The Central African Republic mobile telecommunications industry has grown quite rapidly over the past 3-4 years as a result of increased coverage and the drop in the price of handsets. While we see healthy demand in urban centers, increased growth in the usage of telecommunication services in rural areas has been largely hampered by the limited purchasing power of the population at large and the poor logistical infrastructure in the country. The rural zones of the Central African Republic lack roads, electricity, distributor networks and financial networks (banks) for the collection and safekeeping of cash. Much of the country is considered insecure from a personal safety perspective. These issues directly affect our distribution, network rollout and site maintenance activities in the provinces.

According to the Informa Telecoms & Media, there were approximately 1.1 million subscribers in the Central African Republic as of December 31, 2011, representing a penetration rate of approximately 24.3%.

The Central African mobile telecommunications market we compete with three other operators: Orange, Moov and Azur. Orange is a member of the France Telecom group. Moov is a subsidiary of Atlantique Telecom, which is in turn a subsidiary of ETISALAT (Emirates Telecommunications Corporation), the incumbent and leading provider of telecommunications in the UAE. Azur belongs to the Bintel Group, based out of Lebanon.

The following table shows our and our primary mobile competitors’ respective subscriber numbers in the Central African Republic as of December 31, 2011:

Operator	Subscribers (in millions)
Telecel CAR (VimpelCom)	0.4
Orange	0.2
Azur	0.2
Moov	0.1

Source: Informa Telecoms & Media for all companies except Telecel CAR. © Informa UK Limited 2012. All rights reserved.

Marketing and Distribution—Mobile Business in Africa & Asia

In Africa & Asia, we generally offer our subscribers contract and prepaid tariff plans, each offering different benefits and targeting a certain type of subscriber. We also generally offer our subscribers a wide range of value added services to choose from and loyalty reward schemes. Below is a summary of our sales and distribution arrangements in the various countries in which we operate:

•

In Pakistan, we offer a portfolio of tariffs and products designed to cater to the needs and requirements on specific market segments, including mass market subscribers, youth subscribers, personal contract subscribers, SOHOs (with one to five employees), SMEs (with six to 50 employees) and enterprises (with more than 50 employees). We offer corporate subscribers several postpaid plan bundles, which include on-net minutes, variable discount for closed user group, or “CUG,” and follow-up minutes based on bundle commitment. Our sales channels include 20 company stores, a direct sales force of 280 employees, 424 franchise stores, 170 direct selling representatives, or “DSRs,” and over 200,000 third party retailers.

•

In Bangladesh, we offer our subscribers several national prepaid, contract and hybrid tariff plans, each offering a different benefit and targeting a specific type of subscriber. We divide our primary target subscribers into five categories: high value subscribers (for the top 20% of our high ARPU generating subscribers); public call offices (a telephone facility in a public place providing calling-card-based domestic and international telecom services), enterprises (for companies with 15 or more employees), SME accounts (for companies with one to 15 employees) and mass subscribers. We also offer specific business value added services and special pricing based on volume and contractual commitment, which include Fleet Tracking and Bulk SMS. We provide our large enterprise accounts with specialized customer service and enterprise relationship management. We distribute our mobile services and products through 8 of our own shops, a direct sales force of 331 (277 permanent and 54 temporary) employees, telemarketing through 65 representatives and approximately 30,000 SIM retailers and over 120,000 airtime retailers.

•

In Cambodia, we divide our offerings into the following types of pricing plans: local, international, tourist and Internet. All price plans are based on prepaid concept. Local price plans include plans for heavy users, handset packages and closed user groups for families and communities. Most tariffs are quoted in US dollars. We distribute our mobile services and products through two exclusive distributors, approximately 10,000 SIM sellers and approximately 22,000 airtime sellers wholesale distributors.

•

In Laos, we offer pricing plans for contract, prepaid and internet services for residential and corporate subscribers. Local price plans include plans for heavy users, handset packages and closed user groups for families and communities. Most tariffs are quoted in the local currency. We distribute our mobile services and products through seven exclusive distributors, 83 retail sales officers and 580 promoters.

•

In Vietnam, we only offer prepaid plans, which include plans for heavy users, handset packages and closed user groups for families and communicates. Most tariffs are quoted in local currency. We distribute our mobile services and products through 15 exclusive distributors, 34 traditional distributors, 86 authorized shops and 200 branded trade counters.

•

In Algeria, we offer several contract and prepaid tariff plans, each offering a different benefit and targeting a certain type of subscriber. Our postpaid plans are targeted at our business subscribers and include “Djezzy Business” and “Business Control.” Our postpaid plans for residential subscribers include “Djezzy Classic” and “Djezzy Control.” Our prepaid plans for residential subscribers include “Djezzy Carte” and “Allo.” We also have a loyalty program called “Imtiyaz,” which gives customers bonus points depending on their usage. Bonus points can be exchanged for voice and messaging services or products. We also have an “Imtiyaz Elite” for our high value customers, which offers additional benefits. We sell our mobile telecommunication services through indirect channels (distributors) and through our “Djezzy” branded shops, of which there were 87 as of December 31, 2011. Our nine exclusive national distributors cover all the 48 Wilayas and are distributing our products through 19,000 authorized points of sales. We also had a pool of more than 4,000 agents in a call center as of December 31, 2011. This pool of agents combines a series of in-sourced and outsourced agents that are directly managed by OTA management.

•

In Zimbabwe, we focus on providing our customers high-tech mobile phone products at affordable prices. We have an array of value added products that reward customers in a higher ARPU tier. We run a non-exclusive national indirect distribution model using super dealers across the country (regionally controlled), and street resellers. As of December 31, 2011, we used 124 super dealers and more than 5000 street resellers. We have eight regional offices and own shops in seven regions and a booth in the international airport.

•

In Burundi, we have a channel partner network to distribute our products and services across the country including isolated rural areas. As of December 31, 2011, the network consists of six super distributors nationwide, eight branded company owned and company operated service centers nationwide, 120 sub-distributors and 11,500 non-specialized independent retail outlets.

•

In the Central African Republic, we offer subscribers several national contract and prepaid plans, each offering a different benefit and targeting a specific type of customer. We divide our primary target subscribers into the following groups: contract accounts (for wealthier Central Africans and foreigners, NGOs, multilateral organizations and business people); corporate floats (prepaid accounts created under one main corporate account) and prepaid or mass subscribers. We distribute our products and services through seven of our own shops, 115 registered dealers and numerous informal street resellers.

Fixed Business in Africa & Asia

Our fixed business in Africa & Asia is limited to our operations in Pakistan, Laos, Burundi and the Central African Republic. We do not offer fixed services in other countries in which we operate in Africa & Asia.

Description of Fixed Services in Africa & Asia

In Pakistan, our Mobilink Broadband & Carrier Division, or “BCD” provides internet, data and value added services over a wide range of access media, covering major cities of Pakistan. BCD offers a variety of package offerings and choices of access media backed by a domestic backbone network spread across Pakistan. Our fixed services include domestic and international long distance services, point-to-point leased lines, dedicated internet services through our access network, virtual private network, or “VPN,” services, value added services, such as web hosting, email hosting and domain registration, DSL and xDSL services, WiMax services, VSAT services, Metro Fiber, which provides last mile access to the enterprise sectors in Karachi, Lahore and Islamabad and P2P radios for connecting to the BDC network. Our customer portfolio includes individual subscribers and public and private organizations in major cities throughout Pakistan. These organizations include large to small size organizations in major sectors of Pakistan’s economy. In Pakistan, we are one of the four companies with a domestic fiber backbone. Our long haul network is spread over 6,400 km across Pakistan with 74 POPs located in major cities.

In Laos, we offer WiMax covering few cities with low uptake. We launched WiMax in 2008, which is only available in the capital Vientiane. We have 500 customers subscribed on WiMax service. Fiber was launched in June 2010. Fiber and microwave connectivity is available in many regions including major cities: Pakxe, Savannakhet, Vang Vieng, and Luang Prabang. Currently there are nine customers subscribed to our fiber connectivity.

In Burundi, we offer WiMax 16d fixed broadband services using Alvarion equipment. As of December 31, 2011, we provided broadband access to approximately 300 entities including corporates, SMEs, NGOs, embassies, universities, schools, internet cafes, and high-net worth individuals in Burundi.

In the Central African Republic, we offer limited fixed services, which include dedicated and shared Internet connections using WiMax.

Fixed Business Licenses in Africa & Asia

We maintain the required licenses for our fixed-line operations in Africa & Asia. In Burundi, we have a WiMax license, which is valid until April 2016.

Competition—Fixed Business in Africa & Asia

In Pakistan, our fixed line business faces significant competition from other providers of fixed corporate services, carrier and operator services and consumer internet services.

In Pakistan, our main competitors for fixed corporate services are Pakistan Telecommunication Corporation, or “PTCL,” Multinet, Wateen, Supernet, Cybernet, Nexlinx and Nayatel. Our main competitors for carrier and operator services are PTCL, Wateen, Worldcall, Wi-Tribe, and Telenor Pakistan. Our main competitors for consumer internet services are PTCL, Wateen, World Call, Wi-Tribe and Qubee.

In Burundi, our main competitor for fixed services is CBINET.

In the Central African Republic, our main competitors for fixed services are Orange and Moov.

Marketing and Distribution—Fixed Business in Africa & Asia

In Pakistan, our BCD utilizes a direct sales force for corporate customers. We employ a team of regional sales managers in three different regions (South, Central and North) supported by dedicated sales force and account managers. For consumer DSL, we use direct sales channels, indirect sales channels and telesales. Our telesales operate in Lahore in Central Region with a team of telesales executives led by a sales manager. BCD offers WiMax services to the consumer market only in Karachi, through direct and indirect sales channels and telesales led by a sales manager. Direct sales are supported by a dedicated sales force of business development officers. Indirect sales are supported by retail business development officers which offer services through our franchise network. Our telesales channel also offer WiMax services.

In Burundi, we have a small dedicated direct sales force for our fixed services. Most sales are made through our fully owned shops in the country’s capital city Bujumbura.

In the Central African Republic, we have a small dedicated direct sales force for our fixed services. Most sales are made through our fully owned shops in the country’s capital city Bangui.

Description of Operations of the Ukraine Business Unit

Mobile Business in Ukraine

Description of Mobile Services in Ukraine

Mobile Voice Services

As of December 31, 2011, approximately 8.1% of our subscribers in Ukraine were on postpaid plans and approximately 91.9% of our subscribers in Ukraine were on prepaid plans.

Call Completion and Value Added Services

In Ukraine, we offer the same call completion and value added services as in Russia. For a description of these services, see “Item 4—Information on the Company—Description of Operations of the Russia Business Unit—Mobile Business in Russia—Description of Mobile Services in Russia—Call Completion and Value Added Services.”

Roaming

As of December 31, 2011, Kyivstar provided voice roaming on 403 partner networks in 195 countries, GPRS roaming on 295 networks in 151 countries and CAMEL roaming on 127 networks in 94 countries.

USB Modems

In Ukraine, we provide our subscribers with wireless Internet access through GPRS/EDGE networks. The service, which was commercially launched in 2008 offers subscribers special wireless USB modems, which provide a simple way to access the Internet throughout Ukraine without access to fixed-line broadband or a long-term contract. Subscribers receive a discounted USB modem and SIM card with a pre-installed special Internet rate data plan.

Mobile Telecommunications Licenses in Ukraine

In Ukraine, we hold 900 MHz (GSM) and 1800 MHz (GSM) cellular licenses for operation throughout the territory of Ukraine (telecommunications services license). These licenses were received on October 5, 2011 with the term for 15 years each. We have also obtained a range of national and regional-scale licenses for use of RFR in the referred standards (frequencies licenses). In addition, we provide local, long-distance and international fixed telecommunications services throughout the territory of Ukraine, according to respective licenses. Our network covers all large and small cities and in excess of 28,000 villages, all the main national and regional roads, and a majority of the sea and river coasts of Ukraine (i.e., it covers the territory where 99.9% of Ukraine’s population lives).

Competition—Mobile Business in Ukraine

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

According to Informa Telecoms & Media, as of December 31, 2011, there were approximately 53.0 million subscribers in Ukraine, representing a penetration rate of approximately 117.3%. There are currently three mobile operators with national coverage in Ukraine: Kyivstar, Mobile TeleSystems—Ukraine, or “MTS Ukraine,” and LLC Astelit. Kyivstar and PJSC “Ukrainian RadioSystems,” or “URS,” were unified under the brand Kyivstar following the VimpelCom Ltd. Transaction.

The following table shows our and our primary mobile competitors’ respective subscribers in Ukraine as of December 31, 2011:

Operator	Subscribers (in millions)
Kyivstar (VimpelCom)	24.8
MTS Ukraine	19.2
Astelit	7.1

Source: Informa Telecoms & Media for all companies except Kyivstar. © Informa UK Limited 2012. All rights reserved.

Kyivstar and MTS Ukraine

The market share for Kyivstar (including URS) in Ukraine as of December 31, 2011 was 46.8%, as calculated by dividing our subscribers in Kyivstar (including URS) by Ukraine total subscribers base. Kyivstar competes primarily with MTS Ukraine, which had a market share of 36.3% as of December 31, 2011. MTS Ukraine, which is 100.0% owned by MTS, operates a GSM-900/1800 network in Ukraine. MTS Ukraine also received a CDMA-450 license in 2006. Kyivstar operates a dual-band GSM-900/1800 network covering more than 95.0% of Ukraine’s population.

Other Competitors in Ukraine

We also compete with Astelit, which operates throughout Ukraine and, according to Informa Telecoms & Media, and which had approximately 7.1 million subscribers as of December 31, 2011, representing a market share of 13.4%. We also compete with Trimob, a company which was separated from Ukrtelecom to provide services under 3G license, which had approximately 0.84 million subscribers as of December 31, 2011, representing a market share of 1.6%, and with Telesystems Ukraine, which had 0.82 million subscribers as of December 31, 2011, representing a market share of 1.5%.

Marketing and Distribution—Mobile Business in Ukraine

In Ukraine, we offer several prepaid and contract tariff plans, each one targeted at a different type of subscriber.

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

Customer Loyalty Programs

In Ukraine, to promote brand loyalty we use program “Kyivstar club” which provide monthly bonus. Bonus is the percent of the amount spent by the subscriber on conversation during a month. The amount of bonus depends on the term of using the mobile communication service. The longer one stays with Kyivstar, the larger is bonus.

Fixed Business in Ukraine

Description of Fixed Services in Ukraine

Business and Corporate Services

Our company has constructed and owns a 26,157 kilometer fiber optic network, including 5,070 kilometers in cities of Ukraine and 1,207 kilometers in the Kyiv region, which is interconnected to the local PSTN in Kyiv, to other major metropolitan areas in Ukraine and to our gateway. Our company provides data and Internet access services in approximately 97 metropolitan cities in Ukraine.

Our fixed-line services include corporate Internet access, VPN services, data center, contact center, fixed telephony and number of value added services. Internet access services include connection to the Internet via ADSL, symmetrical and ethernet interfaces at speeds ranging from 256 kbps to 2.5 gbps. Our company provides standard and advanced fixed telephony value added services, such as convergent fixed-mobile closed user groups. Fixed voice services are available in 28 major cities of Ukraine.

In order to reduce our dependency on other fixed-line operators, we have been building our own transmission capacity between the base station network and the mobile switching centers, consisting of fiber optic cable and radio links. Between our base stations and base station controllers, we use mini links operating at 8 and 23 GHz, where capacity is not constrained. We are built dedicated fiber optic networks in larger cities, such as Kyiv, Kharkiv, Odesa, Dnipropetrovsk, Lviv, Donetsk, Vinnytsya, Khmelnytskyy, Zaporizhzhya, Simferopol and Mykolaiv. As of December 31, 2011, we owned approximately 26,157 kilometers of fiber optic cable and leased a negligible amount. For the last two years, we have already had our own fiber optic cable network that is sufficient to meet most of our transmission requirements without any leased capacity.

Local Access Services. Our company provides local access services to corporate customers by connecting their premises to our fiber optic network, which interconnects to the local PSTN in 28 major Ukrainian cities.

International and Domestic Long Distance Services. Our company provides outgoing international voice services to business customers through its international gateway and direct interconnections with major international carriers. DLD services are primarily provided through our own intercity transmission network and through interconnection with Ukrtelecom’s and other operators’ networks. Our company also holds an international license that enables it to provide international voice and data services to its business and corporate customers.

Dedicated Internet and Data Services. Our company provides a private line service, VPN services, an integrated voice and data ISDN connection, frame relay, broadband digital subscriber line and dedicated Internet services.

Information Services. Our company provides telecommunications services to financial and banking companies, such as S.W.I.F.T., access to processing centers, news services to companies such as Reuters, as well as conduits to airline reservation systems in Ukraine. Our data center provides server co-location and hosting services for news agencies and financial and entertainment services providers.

Call Center Services. Our company launched its call center services in 2002 and is one of the main market players in providing telemarketing, actualization and hot line services for corporate clients in Kyiv. In 2011 we launched additional call center services, including virtual office and sales outsourcing for corporate clients.

Mass Market Services. Our company offers telephone and Internet broadband access services (through FTTB or ADSL) for mass market customers.

Carrier and Operator Services

Our joint carrier and operator services division in Ukraine provides local, international and intercity long distance voice traffic transmission services to Ukrainian fixed-line and mobile operators on the basis of its proprietary DLD/ILD network as well as IP Transit and data transmission services through our own domestic and international fiber optic backbone and IP/MPLS data transmission network.

We derive most of our carrier and operator services revenue in Ukraine from voice call termination services to our own mobile network, and other local and international destinations. We have more than 100 national interconnections in cities in Ukraine through which we terminate traffic of our subscribers and generate revenues from call termination on our networks. We have 40 international interconnections with international partners for voice call termination and IP transit services.

Consumer Internet Services

In Ukraine, we offer the same spectrum of fixed-line and wireless Internet access and dial-up services as in Russia. We began providing fixed broadband services in Ukraine in 2008 and as of December 31, 2011 provided services in 138 cities in Ukraine. In connection with this service, we have been engaged in project to install FTTB for fixed broadband services in approximately 46,000 residential buildings in 138 cities, providing over 64,000 access points.

Licenses for Fixed Business in Ukraine

The tables below set forth the principal terms of the licenses which are important to our fixed business in Ukraine.

License Type	Region	Expiration Date
International communication	All territory of Ukraine	August 18, 2019
Long-distance communication	All territory of Ukraine	August 18, 2019
Local communication	All territory of Ukraine	August 29, 2015

Competition—Fixed Business in Ukraine

Business and Corporate Services

In the voice services market for business customers, we compete with Ukrtelecom, Datagroup, Vega, and a number of other small operators. The provision of Internet and data services is not licensed in Ukraine. As a result, there is a high level of competition, with more than 400 Internet service providers, or “ISPs,” in Ukraine. Our main competitors in the corporate market for data are Ukrtelecom, Volia, Vega and Datagroup.

In the fast growing residential broadband Internet market, we face competition from Ukrtelecom and from Volya-Cable in Kyiv, as well as from strong local players in other cities.

Carrier and Operator Services

In Ukraine, carrier and operator services market competitors include Ukrtelecom, Ucomline (Farlep-Optima), Velton and Datagroup.

Consumer Internet Services

Our main competitors in Ukraine are Volia and Ukrtelecom. From December 31, 2010 to December 31, 2011, we significantly increased the number of broadband subscribers in Ukraine by 98.2%.

Marketing and Distribution—Fixed Business in Ukraine

Business and Corporate Services

Our company emphasizes high customer service quality and reliability for its corporate large accounts while at the same time focusing on the development of its SME offerings. We sell to corporate customers through a direct sales force and various alternative distribution channels such as IT servicing organizations and business center owners, and to the SME through dealerships, direct sales, own retail and agent networks.

We use a customized pricing model for large accounts which includes, among other things, service or tariff discounts, volume discounts, progressive discount schemes and volume lock pricing. We use standardized and campaign-based pricing for SME customers.

Consumer Fixed Internet Services

Our marketing strategy is focused on attracting new subscribers. We offer several tariff plans, each one targeted at a different type of subscriber. Advertising campaigns use primarily ATL (TV, outdoor, press, radio, Internet), and sometimes BTL. We also sell services through direct sales and in 1-2-1 activities.

Fixed Broadband Internet Access. We offer a wide range of FTTB services tariffs targeted to different customer segments. There are four unlimited tariff plans with monthly fees but different speeds for active Internet users (up to 80 Mbps).

xDSL Services. For xDSL services, our company maintains service with an unlimited tariff plan and tariff plans that depend on traffic volume and connection speed.

Dial-up Internet Access. Customers can pay for the services through banks. Revenue generated from dial-up service is insignificant and shows a steady decrease as this technology is phased out.

Description of Operations of the CIS Business Unit

Mobile Business in the CIS

Description of Mobile Services in the CIS

Mobile Voice Services

As of December 31, 2011, approximately 3.0% of our subscribers in the CIS were on postpaid plans and approximately 97.0% of our subscribers in the CIS were on prepaid plans.

Call Completion and Value Added Services. In the CIS, we offer the same call completion and value added services as in Russia (except for location based services). For a description of these services, see “—Description of Operations of the Russia Business Unit—Mobile Business in Russia—Description of Mobile Services in Russia—Call Completion and Value Added Services.”

Roaming. In the CIS, we have roaming arrangements with a number of other networks, which vary by country of our operations.

•	In Kazakhstan, as of December 31, 2011 we provided voice roaming on 453 networks in 169 countries, GPRS roaming on 249 networks in 97 countries and CAMEL roaming on 159 networks in 80 countries.

•

In Uzbekistan, as of December 31, 2011 we provided voice roaming on 411 partner networks in 169 countries, GPRS roaming on 228 networks in 110 countries and CAMEL roaming on 147 networks in 78 countries.

•	In Armenia, as of December 31, 2011 we provided voice roaming on 512 partner networks in 210 countries, GPRS roaming on 286 networks in 142 countries and CAMEL roaming on 169 networks in 93 countries.

•	In Tajikistan, as of December 31, 2011 we provided voice roaming on 171 networks in 94 countries, GPRS roaming on 126 networks in 76 and CAMEL roaming in 67 networks on 47 countries.

•	In Georgia, as of December 31, 2011 Mobitel provided roaming on 94 partner networks in 47 countries, GPRS roaming on 50 networks in 25 countries and CAMEL roaming on 31 networks in 24 countries.

•	In Kyrgyzstan, as of December 31, 2011 we provided roaming on 345 partner networks in 126 countries, GPRS roaming on 55 networks in 38 countries and CAMEL roaming on 43 networks in 30 countries.

USB Modems

In Kazakhstan, we provide subscribers wireless Internet access over GPRS/EDGE/UMTS networks. Our UMTS/HSPA network was commercially launched in December 2010. The wireless Internet services that we offer include small screen Internet (data services & options in regular voice price plans) and large screen Internet (special internet price plans bundled with USB-modem or without modem for PC and note/netbooks).

In Uzbekistan, we provide subscribers wireless Internet access over GPRS/EDGE/UMTS networks. The UMTS/HSPA services were commercially launched in 2008, and the majority of the network was constructed in 2010. As of December 31, 2011, we provided UMTS services in 12 large cities. We provide internet services both for small- and large-screen Internet. For small screen subscribers we have begun to integrate mobile services of popular social networks (Twitter, Facebook, etc). We partially subsidize USB-modems to reach highest user penetration. USB-modems are locked for the Beeline network so that they only work within our network.

In Armenia, we provide subscribers wireless Internet access over GSM/GPRS/EDGE/UMTS networks. UMTS services were commercially launched in 2009. For small screen subscribers we launched data bundles and began to integrate mobile services of popular social networks (Twitter, Facebook, etc.) USB-modems were commercially launched in July 2009. Subscribers receive a USB modem and SIM card with a pre-installed special Internet rate data plan.

In Tajikistan, USB-modems were launched in January 2008. We provide our subscribers with wireless Internet access via GSM/EDGE and UMTS networks. We provide Internet services both for small and large screen Internet. In the first quarter of 2011, the usage of non-voice services GPRS Internet megabytes increased due to new Internet tariffs that Tacom offered.

In Georgia, USB-modems were commercially launched for prepaid customers in June 2009 and modem traffic exceeded 1 million megabytes between June 2010 and March 2011.

In Kyrgyzstan, we provide our subscribers with wireless Internet access through GPRS/EDGE/UMTS networks. Our UMTS network in Kyrgyzstan was launched in December 2010. USB-modems were commercially launched for prepaid and contract customers in November 2009.

Mobile Telecommunications Licenses in the CIS

In Kazakhstan, we hold national GSM-900/1800 and UMTS licenses for the entire territory of Kazakhstan. These licenses are unlimited by term.

In Uzbekistan, we hold a national license for GSM-900/1800, UMTS and LTE covering the entire territory of Uzbekistan. This license expire on August 6, 2016.

In Armenia, we hold GSM-900/1800 and UMTS licenses for the entire territory of Armenia. These licenses expire on March 3, 2013.

In Tajikistan, we hold national GSM-900/1800, UMTS and LTE licenses for the entire territory of Tajikistan. These licenses expire on July 13, 2015, June 18, 2014 and December 9, 2015, respectively.

In Georgia, we hold GSM-1800 and E-GSM licenses for the entire territory of Georgia. These licenses expire on July 27, 2013 and January 2018, respectively.

In Kyrgyzstan, we hold national GSM-900/1800 and UMTS licenses for the entire territory of Kyrgyzstan. These licenses expire on May 30, 2016 and October 23, 2015, respectively.

Competition—Mobile Business in the CIS

Kazakhstan

According to Informa Telecoms & Media, there were approximately 22.4 million subscribers in Kazakhstan as of December 31, 2011, representing a penetration rate of approximately 141.6%.

The following table shows our and our primary mobile competitors’ respective subscriber numbers in Kazakhstan as of December 31, 2011:

Operator	Subscribers (in millions)
GSM Kazakhstan	10.9
KaR-Tel (VimpelCom)	8.4
AlTel	1.5
Mobile Telecom Service	1.4

Source: Informa Telecoms & Media for all companies except Kar-Tel. © Informa UK Limited 2012. All rights reserved.

Uzbekistan

According to Informa Telecoms & Media, as of December 31, 2011, there were approximately 23.8 million subscribers in Uzbekistan, representing a penetration rate of approximately 84.7%.

The following table shows our and our primary mobile competitors’ respective subscribers in Uzbekistan as of December 31, 2011:

Operator	Subscribers (in millions)
MTS-Uzbekistan	9.3
Ucell	7.8
Unitel (VimpelCom)	6.4
Perfectum Mobile	0.5
UzbekMobile	0.1

Source: Informa Telecoms & Media for all companies except Unitel. © Informa UK Limited 2012. All rights reserved.

Armenia

According to Informa Telecoms & Media, as of December 31, 2011, there were approximately 3.9 million subscribers in Armenia, representing a penetration rate of approximately 127.1%.

The following table shows our and our primary mobile competitor’s respective subscribers in Armenia as of December 31, 2011:

Operator	Subscribers (in millions)
K-Telecom	2.4
ArmenTel (VimpelCom)	0.8
Orange Armenia	0.8

Source: Informa Telecoms & Media for all companies except ArmenTel. © Informa UK Limited 2012. All rights reserved.

Tajikistan

According to Informa Telecoms & Media, as of December 31, 2011, there were approximately 7.1 million subscribers in Tajikistan, representing a penetration rate of approximately 98.4%.

The following table shows our and our primary mobile competitors’ respective subscribers in Tajikistan as of December 31, 2011:

Operator	Subscribers (in millions)
Babilon Mobile	2.7
Indigo	2.2
Tacom (VimpelCom)	1.0
TK Mobile	0.5
TT-Mobile	0.6

Source: Informa Telecoms & Media for all companies except Tacom. © Informa UK Limited 2012. All rights reserved.

Georgia

According to Informa Telecoms & Media, as of December 31, 2011, there were approximately 4.9 million subscribers in Georgia, representing a penetration rate of approximately 117.9%.

The following table shows our and our primary mobile competitors’ respective subscribers in Georgia as of December 31, 2011:

Operator	Subscribers (in millions)
Geocell	2.2
Magticom	1.5
Mobitel (VimpelCom)	0.8
Aquafone	0.3
A-Mobile	0.2

Source: Informa Telecoms & Media for all companies except Mobitel. © Informa UK Limited 2012. All rights reserved.

Kyrgyzstan

According to Informa Telecoms & Media, as of December 31, 2011, there were approximately 5.9 million subscribers in Kyrgyzstan, representing a penetration rate of approximately 105.2%.

The following table shows our and our primary mobile competitors’ respective subscribers in Kyrgyzstan as of December 31, 2011:

Operator	Subscribers (in millions)
Alfa Telecom (Megacom)	2.5
Sky Mobile (VimpelCom)	2.4
AkTel	0.8

Source: Informa Telecoms & Media for all companies except Sky Mobile. © Informa UK Limited 2012. All rights reserved.

Marketing and Distribution—Mobile Business in the CIS

All our mobile operations in CIS divide their primary target subscribers into five large groups:

•	large account corporate subscribers (business market);

•	SME subscribers (business market);

•	high ARPU subscribers (consumer market);

•	youth segment (consumer market); and

•	mass market subscribers.

In Kazakhstan, we offer more than ten different regional and nationwide tenge-based tariff plans for the consumer market and more than ten different tenge-based tariff plans for its business segment, each targeted at a different type of subscriber. In order to promote further growth of our subscriber base, we seek to offer a number of advanced services to the corporate and mass market subscribers with high ARPU, while at the same time providing lower priced services for the more cost-sensitive mass market subscribers.

In Uzbekistan, we offer different prepaid tariff plans in two currencies (U.S. dollars and Uzbek soms), each one offering a different benefit and targeting a certain type of subscriber. Through our GSM network in Uzbekistan, we offer a number of advanced services to the corporate and high-value subscribers, while at the same time providing low-priced services for the more cost-sensitive mass market subscribers.

In Armenia, we offer several dram-based prepaid and contract tariff plans, each one targeted at a different type of subscriber. As of December, 2011, 19% of ArmenTel subscriber base use postpaid plans.

In Tajikistan, we offer several U.S. dollar-based and Tajik somoni-based prepaid and contract tariff plans, each one targeted at a different type of subscriber.

In Georgia, we offer seven national lari-based prepaid tariff plans and more than ten contract-based postpaid tariff plans for its SME and large account corporate customers.

In Kyrgyzstan, we offer more than 10 price plans.

Customer Loyalty Programs

We have loyalty programs in each of the CIS countries in which we operate, except Tajikistan where we plan to launch our loyalty program in 2012.

We used target marketing campaigns based on a number of factors, including strong churn prediction analytics. We launched about 10 TM campaigns monthly for churn prevention and subs reactivation with total reach of 10% of most churn risk subscribers.

Fixed Business in the CIS

Description of Fixed Services in CIS

Business and Corporate Services

Kazakhstan. We focus on small and medium businesses in the cities of Kazakhstan, offering services, including, high-quality, high-speed Internet, telephony and data transmission. We also offer specialized services for multi-national corporations and financial institutions. We provide the following services for corporate customers:

•	hi-speed Internet access (including fiber optic lines, wireless technology, WiMax and satellite technology);

•	local, long-distance, international telephony (including traditional telephony, IP and session initiation protocol (SIP) telephony);

•	data transmission services (including leased lines (point-to-point) and IP VPN);

•	organization of satellite channels by VSAT; and

•	organizational services for integrated corporate networks (including integrated network voice and data services).

Uzbekistan. Our company is an integrated provider of a large range of telecommunication services available on the Uzbek market, such as network access and hardware and software solutions, including configuration and maintenance. Our company has its own basic fiber-optical digital network in the cities of Tashkent, Zarafshan and Uchkuduk which is longer than 200 kilometers, and copper cables (so-called “last mile”), which are longer than 250 kilometers that allow users to connect and to render services practically in any region of Uzbekistan. We provide the following services for corporate and individual customers:

•	hi-speed Internet access (including fiber optic lines and xDSL), telephony, and long distance and international long distance telephony on prepaid cards;

•	quality telephone communication services, based on copper wires and the modern digital fiber-optic network;

•	dedicated lines of data transmission;

•	dedicated line access, and fixed mobile convergence.

Armenia. Our company is an integrated provider of a large range of telecommunication services available on the Armenian market, such as PSTN-fixed and IP telephony, Internet, data transmission and network access, as well as domestic and international voice termination, TCP/IP international transit traffic services. We operate a national network. We provide the following services for corporate and individual customers:

•	local telephony services;

•	international and domestic long distance services;

•	dedicated Internet and data services (including fiber optic lines and ADSL); and

•	voice over data services

Carrier and Operator Services

Kazakhstan. We have several interconnection agreements with mobile and fixed-line operators in Kazakhstan under which KaR-Tel provides traffic termination services.

Uzbekistan. We interconnection agreements with Uzbektelecom, the incumbent fixed and mobile services provider in Uzbekistan, through which all national and international traffic is routed, and six other operators in Uzbekistan.

Armenia. Our subsidiary ArmenTel is the Armenian incumbent mobile and fixed-line operator. ArmenTel operates a national network and local networks in almost in every city of Armenia. In Armenia, we provide domestic and international voice termination, intercity and local leased channels and IP transit.

Tajikistan. In Tajikistan, we have interconnection agreements with 15 local operators. Under the interconnection agreements, we provide voice call termination to our own network. We also have a license to provide international communications in Tajikistan which allows our subsidiary there to interconnect with OJSC VimpelCom directly.

Georgia. In Georgia, our subsidiary Mobitel has interconnection agreements with ArmenTel and OJSC VimpelCom, and 22 agreements with local operators. Under these agreements Mobitel provides voice call termination to its own network.

Consumer Internet Services in the CIS

In Kazakhstan, Uzbekistan and Armenia, we offer the same spectrum of fixed-line broadband and wireless Internet access and dial-up services as in Russia. In Armenia, we offer PSTN-fixed and IP telephony services, as well as fixed broadband Internet access based on ADSL technology and dial-up services and wireless Internet access based on CDMA technology.

Licenses—Fixed Business in CIS

The tables below set forth the principal terms of the fixed-line, data and long distance licenses which are important to our operations (other than mobile operations) in the CIS. We have filed or will file applications for renewal for all of our licenses that expire in 2012.

License Type	Countries, Companies	Expiration Date
Local Communication Services	Uzbekistan, “Buzton”	July 5, 2016
	Kazakhstan, “2 Day Telecom”	Unlimited
	Kazakstan, “TNS+”	Unlimited
	Kyrgezstan, “Sky Mobile”	April 20, 2017
	Armenia, “Armentel’	March 3, 2013
International and National Communications Services	Armenia, “Armentel”	March 3, 2013
	Uzbekistan, “Buzton”	January 15, 2015
	Uzbekistan, “Unitel”	March 28, 2026
	Uzbekistan, “Unitel”	April 24, 2026
	Kyrgezstan, “Sky Mobile”	May, 30, 2016
	Tajikistan, “TAKOM”	August 11, 2016
	Tajikistan, “TAKOM”	September 7, 2016
Telematic Services	Tajikistan, “TAKOM” Kyrgezstan, “Sky Mobile”	July 24, 2012 August 04, 2015
Data Transmission Services	Uzbekistan, “Buzton”	August 30, 2016
	Uzbekistan, “Unitel”	July 22, 2015
	Kazakhstan, “KaR-Tel”, “TNS+”, “2Day Telecom”	Unlimited
	Tajikistan, ‘TAKOM”	December 12, 2015
	Kyrgezstan, “Sky Mobile”	May, 30, 2016

Competition—Fixed Business in the CIS

Business and Corporate Services

Kazakhstan. We are a fast growing alternative Internet service provider in Kazakhstan, where we compete primarily with state-owned provider, Kazakhtelecom (whose holding group includes Nursat, Sygnum, Kepter Telecom, Online.kg, Radio Tell, GSM Kazakhstan and Vostok Telecom), KazTransCom, TransTelecom, owned by the Kazakhstan Temir Zholy (railways), Astel (a leader in the provision of satellite services) and several other small operators in the regions.

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

Armenia. We are the largest fixed-line services operator in Armenia, where we offer a broad spectrum of fixed-line services to government, corporate and private customers across Armenia. There are more than 14 active operators in Armenia. The largest operators are Armenian Datacom Company (ADC), CrossNet, U!Com, GNC-Alfa and FiberNet. There is a consolidation of rival companies through strategic partnerships, mergers and acquisitions. In 2011 the largest Russian fixed operator Rostelecom acquired telecommunication network services operator GNC-Alfa.

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

Consumer Internet Services

The basic technologies of Internet access in the CIS include: fixed broadband Internet access (comprising ADSL and Ethernet); wireless broadband Internet access (including 3G, CDMA, WiFi); and dial-up. Our main competitor in Kazakhstan is Kazakhtelecom. Our main competitors in Uzbekistan are UzNet, Sarkor, TPS, SharqStream and Evo. Our main competitors in Armenia are Orange, VivaCell, U!Com and “Armenian Datacom Company” CJSC. Competition in the CIS is based primarily on penetration, price, included traffic and speed of connection.

From December 31, 2010 to December 31, 2011, we significantly increased the number of broadband subscribers in Kazakhstan, Armenia and Uzbekistan by 403.1%, 97.6% and 50.6%, respectively.

Marketing and Distribution—Fixed Business in CIS

Kazakhstan. The main direction of development is revenue and subscriber base growth by means of expansion of transport infrastructure, strengthening the position in the market and focusing on development of Internet data services and introduction of data center services.

Uzbekistan. Focus on growth of large corporate clients subscriber base by means of increasing cross sales share, FMC Data services, Internet access.

Armenia. Focus on subscribers’ retention and ARPU lift by means of increasing share of cross sales, new services development for business segment: Internet access FOLC, Data services, development of Cloud services (HIS, IaaS, SaaS).

Seasonality

Our mobile telecommunications business is subject to certain seasonal effects. Generally, revenues from our contract and prepaid tariff plans tend to increase during the December holiday season, and then decrease in January and February. Mobile revenues are also higher in the summer months, when roaming revenue increases significantly as subscribers tend to travel during these months. Guest roaming revenue on our networks also grows in this period.

Our fixed telecommunications business is also subject to certain seasonal effects. Among the influencing factors are the number of working days during periods and periods of vacations. Generally, our revenues from our fixed telecommunications business are lower when there are fewer working days in the period or a greater number of subscribers are on vacation, such as during the summer months. In Russia, for example, due to the large number of public holidays in January, May and November, we see relatively low level of services usage in these months.

Equipment and Operations

Mobile Telecommunications Equipment and Operations

Mobile Telecommunications Network Infrastructure

GSM, 3G technologies are based on an “open architecture,” which means that equipment from any supplier can be added to expand the initial network. Our GSM/GPRS/EDGE networks, which use Alcatel-Lucent, Ericsson, Huawei, Motorola and Nokia Siemens Networks equipment, are integrated wireless networks of base station equipment, packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. We manage all major suppliers centrally to leverage the whole group and ensure we receive on an ongoing basis the best commercial terms possible. We make supplier selection decisions based on a total cost of ownership, seeking to optimize network operations and provide the best value end customer experience. In Ukraine, we have constructed and currently operate our own national dual band GSM 900/1800 MHz network.

The table below sets forth certain information on our network equipment as of December 31, 2011.

	Base Stations(*)	Base Station Controllers(*)	Switches(*)
Russia	42,940	751	283
Europe & North America	23,327	346	65
Ukraine	14,691	163	174
Africa & Asia	29,700	840	119
CIS	11,810	181	81

*	Includes 3G equipment.

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

New Technology

We continue to move toward a high-speed broadband connection environment deploying new technologies in fixed and mobile networks. We are also introducing new network technologies aimed to improve the service quality, optimize network usage and increase investment efficiency, such as step-by-step migration to next generation architecture, “direct tunneling” (which provides the possibility to cope with fast growing data traffic at lower cost and smooth evolution to flat All-IP network architecture), tandem free operation, or “TFO,” transcorder free operation, or “TrFO,” and other related technologies. TFO and TrFO are the technologies that remove voice transcoding operations during the call so the voice quality can be improved and resources in media gateways could be saved. All mentioned technologies are being implemented in commercial networks in Russia after testing to ensure the quality of the network.

We actively investigated emerging LTE technology in recent years, and launched three pilot LTE networks in CIS countries (these were first launched full-fledged live market pilot of LTE on post-Soviet territory). We are also testing LTE network equipment from leading vendors at our test zone in Moscow to enable fast and high quality implementation of LTE network in Russia once license and frequencies are obtained. In Italy, we have been awarded two blocks of 800MHz spectrum and four blocks of 2,600MHz spectrum following the completion of the 4G competitive spectrum auction initiated by the Italian Ministry for Economic Development. This additional spectrum in Italy will enable us to further enhance our indoor data service coverage and to utilize high performance LTE/4G technology once such spectrum becomes available to use, which is expected to occur in late 2012 in relation to the 2,600 MHz spectrum and 2013 in relation to the 800MHz spectrum.

We are also implementing 3G HSPA and HSPA+ protocols on our mobile network. To support radio interface expansion, we are continuously upgrading mobile backhaul with high speed IP and hybrid microwaves, connecting NodeBs to fiber.

To support rapidly growing data traffic, we have installed dense wavelength division multiplexing, or “DWDM”, equipment on our Russian backbone and in some CIS countries. We are also implementing an expansion of our IP backbone network to support movement to an all-IP network architecture.

For a discussion of the risks associated with new technology, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Industry—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially adversely affect our business.”

Fixed-line Telecommunications Equipment and Operations

Fixed-line Telecommunications Network Infrastructure

Russia

Our transport network carries voice, data and Internet traffic of mobile network, FTTB and our fixed customers. The backbone of our transport network is our optical cable network. The main fiber ring and Urals ring of our network connect the major cities in the European part of Russia, Urals and Western Siberia. The total length of our optical cable network reaches 24,300 kilometers. Our protected optical line connects Moscow and St. Petersburg, and passes to Stockholm, London and Frankfurt. Two independent optical lines connect our optical networks in Russia and Ukraine. We have also built a second cross boundary line in Kazakhstan, which connects our Russian network to our networks in Kazakhstan, Uzbekistan and to Asian telecommunications operators.

Our regional transport networks are based on synchronous digital hierarchy, or “SDH,” and metropolitan ethernet network, or “MEN,” technology. We have built local SDH networks in more than 100 cities of Russia. We have also built the interregional (so-called “zone”) transport networks that connect our sites in small towns and countryside. The total length of regional fiber cables constructed within the cities is 36,960 kilometers and the total length of our zonal fiber cables is 16,400 kilometers. The MEN network is constructed in more than 56 cities which provide our customers with IP VPN services, voice services and access to Internet.

Our fixed voice network has three levels—local, regional (zone) and federal. The local voice networks, constructed in 89 cities, provide customers with fixed voice services. Our local network in Moscow is integrated into telephone network and connected to 146 transit and local node of telephone urban set, or “UTN.” We have completed construction of zone networks in 54 Russian regions, which helps us to minimize payments to incumbent local operators for voice transit. Our Federal transit network consists of eight international transit exchanges, 14 intercity communications transit exchanges installed in each of the federal districts of Russia, and connection points (access nodes) located in each region of Russia. The network provides mobile and fixed customers with long-distance voice services and minimizes our costs of traffic.

Our IP/MPLS data network carries IP traffic of the mobile network and FTTB and lets us provide our customers with IP VPN services. Our data network core runs at a speed of 320 gigabits per second, or “Gbps.” Our Internet network is one of the largest in Russia. We have interconnection with major international and Russian ISPs.

Italy

In Italy, we have an integrated network infrastructure providing high capacity transmission capabilities and extensive coverage throughout Italy. Our mobile and fixed line networks are supported by 21,548 kilometers of fiber optic cable backbone in Italy and 4,531 kilometers of fiber optic cable MANs as of December 31, 2011. Our network in Italy uses a common system platform, which is referred to as the “intelligent network,” for both our mobile and fixed line networks.

As of December 31, 2011 we had 1,329 LLU sites for direct subscriber connections, and had interconnections with 613 SGUs (local exchange interconnection in which customers are connected in local loop), which allows us to provide carrier pre-selection and carrier selection access for indirect subscribers throughout Italy, as well as wholesale services.

In Italy, our Internet network consists of an aggregated data network with more than 168 points of presence, or “POPs.” Our POPs are made up of 112 ATM/Frame Relay POPs, 56 IP POPs, broadband remote access servers for ADSL direct and indirect access Internet services and virtual private network corporate services, more than 10 network access servers for dial up access Internet services and EDGE routers for direct Internet access corporate services. We currently have 105 EDGE routers for broadband x play services and an Internet MPLS hierarchical backbone connecting all IP points of presence and the main national and international operators.

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

Kyivstar’s fixed voice network is based on softswitch technology (Huawei) with dual homing for MGC and it has combined local-transit functionality. It is possible to use PRI, SIP/VoIP, H.323/VoIP connections for fixed business users and provide local and long-distance transit of voice services. The local voice networks, constructed in 19 cities of all regions of Ukraine, provide customers with fixed voice services. Our local network in Kyiv is integrated into the telephone network and connected to seven transit and local nodes of UTN. Similarly, Kyivstar’s fixed network is connected on local level in other regional centers of Ukraine providing 47 connections to transit and local nodes. International transit of fixed voice services are provided by two international transit exchanges in Kyiv which are integrated with the existing Kyivstar mobile network. The network provides mobile and fixed customers with long-distance voice services and minimizes our costs of traffic.

We also have the separate fixed network of Golden Telecom Ukraine, or “GTU.” It has three levels structure—local (class 5), long-distance and transit (class 4) and international. GTU fixed local voice networks, constructed in 25 cities throughout Ukraine, provide customers with fixed voice services. GTU’s local network in Kyiv is integrated into the telephone network and connected to two transit and local nodes of UTN. Similarly, GTU’s fixed network is connected on local level in other regional centers of Ukraine providing 25 connections to transit and local nodes. International transit of fixed voice services are provided by one international transit exchange in Kyiv. The network provides mobile and fixed customers with long-distance voice services and minimizes GTU costs of traffic.

Kazakhstan

Our subsidiaries TNS-Plus LLP and 2Day Telecom LLP provide a wide spectrum of fixed-line telecommunications services, including Internet access, ADSL, FTTB, WiFi, WiMax, VoIP, VPN and VSAT. TNS-Plus LLP owns more than 6,260 kilometers of fiber optic main lines across Kazakhstan, which are based on Ericsson SDH and Huawei SDH/DWDM equipment. As of December 31, 2011, we had approximately 57,500 subscribers connected via FTTB technology in Kazakhstan.

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

Armenia

ArmenTel’s fixed infrastructure covers all districts of Armenia with a full set of equipment (international gateway, digital-analog exchanges, Internet protocol digital subscriber line access multiplexers, or “DSLAMs,”

copper wire access network, fiber-optic backbone network, data network). Its network consists of 126,960 ADSL ports and 138 exchanges of which 80 are digital. Our company provides interconnection with international operators and national mobile operators in Armenia. ArmenTel’s CDMA Wireless Local Loop network is used to provide fixed telephone services to rural customers.

FTTB

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

As of December 31, 2011, we had approximately 2.0 million subscribers connected to our FTTB network in Russia. The network operates in 104 cities across Russia (96) and the CIS (8). We have the largest FTTB network in Moscow and the core broadband market in Russia. Our management has experience in an efficient rollout of fiber optic networks in densely populated metropolitan areas.

Call Centers

We handle the majority of our customer contacts through call centers. As of December 31, 2011, we had 14 call centers in Russia, four in Ukraine, six in the CIS, one in Cambodia and one in Vietnam. Our call centers support a wide range of services, products and devices, including mobile, FTTB, Residential Broadband, IP TV and iPhones.

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

Properties

We currently lease our headquarter offices in Amsterdam, the Netherlands, and generally lease property for administrative and other purposes in the countries in which we are located.

In Russia, we own a series of five buildings consisting of approximately 24,000 square meters at 10, Ulitsa 8 Marta in Moscow. We use these buildings as an administrative office, technical center warehouse and operating facility. In addition, we own a series of six buildings on Lesnoryadsky Pereulok in Moscow, constituting approximately 15,500 square meters, that are used as an administrative office, warehouse and operating facility. These buildings also house the main switches for our Moscow GSM-900/1800 network and our main and reserve IT centers. We also have offices at 4, Krasnoproletarskaya Street, in the center of Moscow. It consists of three leased administrative buildings of approximately 32,400 square meters. We also own a portion of a building in the center of Moscow on Ulitsa 1st Tverskaya Yamskaya consisting of approximately 3,000 square meters that we use as a subscriber service center, administrative and sales office. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

In Italy, we own certain sites where some of our telecommunications network equipment is located, including 287 radio centers (including towers, concrete rooms for equipment, and approximately 160 sites and the land where the radio centers are located), 586 towers (from 15 meters up to 70 meters) and approximately 1,000 other minor towers.

In Ukraine, we own a series of building consisting of 34,068 square meters at Degtyarivska, 53 in Kyiv. We use these buildings as an offices, print-center, sales center and car park. In addition, we own a set of buildings at Gagarina 103 in Dnipropetrovsk, consisting of 16,398 square meters, that we use as a switching center, garage and offices, a building at Vyshgorodska, 21 in Kyiv, consisting of 2,354 square meters, that we use as a switching center, a building at Bugaivska, 3 in Odesa, consisting of 8,600 square meters, that we use as administrative office and technical center, a building at Shelushkova, 96 in Zhytomyr, consisting of 1,966 square meters, that we use as a switching-office center, a building in Rovno, consisting of 1,426 square meters, that we use as a switching-office center, a building at Gorkogo, 84 in Chernigiv consisting of 1,177 square meters, that we use as switching-office center, a building at Keletska, 54B, consisting of 1,406 square meters, that we use as a switching-office center, a building at Gogolya, 413 in Cherkasy, consisting of 1,702 square meters (including garage), that we use as a switching-office center and garage and a building at Artema, 169k in Donetsk, consisting of 2473 square meters, that we use as a offices and technical center. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

In Pakistan, our subsidiary PMCL owns a number of properties consisting over 28,000 square meters, in Karachi, Lahore and Islamabad. The properties are all associated with its operations and include call centers, data centers, office buildings and switching stations.

For a description of certain telecommunications equipment that we own, please see “—Equipment and Operations—Mobile Telecommunications Equipment and Operations—Mobile Telecommunications Network Infrastructure” and “—Equipment and Operations—Fixed-line Telecommunications Equipment and Operations—Fixed-line Telecommunications Network Infrastructure” above.

Legal Proceedings

FAS Claim

Our company has been named as a third party in a recent claim brought by the FAS against two of our strategic shareholders, Telenor East and Weather II, in the Moscow Arbitration Court. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case whose rights and obligations can be affected by the claim. OOO Altimo and Altimo Coöperatief have also been named as third parties.

The claim was filed by FAS on the alleged basis that Telenor East’s February 15, 2012 purchase (the “Purchase”) of 234 million preferred shares in our company from Weather II violated relevant Russian law because Telenor East, as a company controlled by a foreign state (the Kingdom of Norway), may not exercise control over a Russian entity having strategic importance for the national defense and state security (such as our Russian subsidiary, OJSC VimpelCom). FAS is asking the Moscow Arbitration Court to (a) invalidate the share purchase agreement between Telenor East and Weather II of February 15, 2012, which provided for the Purchase; (b) invalidate the option agreement between Telenor East and Weather II of February 15, 2012, which provides for call and put options under which Telenor East could acquire an additional 71 million preferred shares in our company from Weather II extending into January 2016; (c) oblige Telenor East to return the preferred shares to Weather II; and (d) oblige our company, Telenor East and Altimo Coöperatief to enter into a shareholders agreement on substantially the same terms as the VimpelCom Shareholders Agreement, which recently terminated.

In connection with the above claim, FAS filed a separate motion seeking interim relief from the Moscow Arbitration Court to (a) prohibit our company and our subsidiary, VimpelCom Holdings, from voting our shares, representing 100.0% of the outstanding shares, in OJSC VimpelCom; (b) prohibit Telenor East and Weather II from changing the management bodies of our company (which includes our supervisory board); and (c) prohibit Telenor East and Weather II from exercising their rights under their option agreement of February 15, 2012. On April 24, 2012, the Moscow Arbitration Court granted FAS’s above-requested interim relief in part only. The court rejected the Russian regulator’s request to completely prohibit our company and VimpelCom Holdings from voting our shares in OJSC VimpelCom. The injunction order states that our company and VimpelCom Holdings are prohibited from voting our shares at shareholder meetings of OJSC VimpelCom to: (i) change the OJSC VimpelCom board of directors, and (ii) approve major transactions and interested party transactions, as such terms are defined under Russian law. The injunction order does not, however, prohibit our company and VimpelCom Holdings as shareholders of OJSC VimpelCom from exercising our other shareholder rights, including, among other things, rights to approve the OJSC VimpelCom annual accounts, to appoint OJSC VimpelCom’s external auditor, to approve dividend payments by OJSC VimpelCom and to re-elect the current OJSC VimpelCom board members. The court did grant the requested interim relief pertaining to Telenor East and Weather II set out in clauses (b) and (c) above.

For information on the risks related to the FAS claim, see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—The FAS claim recently brought against two of our strategic shareholders could adversely impact on our business and the governance of our company.”

Telenor Arbitration

In a letter dated January 9, 2011, Altimo Holdings, a member of the Alfa Group, wrote to VimpelCom stating that an affiliate of Altimo Holdings owns shares in Orascom sufficient in value for the Wind Telecom Transaction to be treated as a “Related M&A Transaction” under the VimpelCom Shareholders Agreement. The VimpelCom Shareholders Agreement provided that the issuance of VimpelCom shares in a Related M&A Transaction is not subject to any pre-emptive rights for Altimo or Telenor. At its meeting on January 16, 2011, the VimpelCom supervisory board concluded that the Wind Telecom Transaction should be regarded as a Related M&A Transaction and therefore is not subject to any pre-emptive rights for either Altimo or Telenor under the VimpelCom Shareholders Agreement. The supervisory board approved the Wind Telecom Transaction by a vote of six to three. The three Telenor nominees on the supervisory board voted against the Wind Telecom Transaction. The three Altimo nominees on the supervisory board and the three independent members of the supervisory board voted for the Wind Telecom Transaction.

On January 28, 2011, Telenor commenced arbitration proceedings against each of Altimo Holdings, Altimo Coöperatief (subsidiary of Altimo), and VimpelCom Ltd. for the stated purpose of enforcing its alleged pre-emptive rights under the VimpelCom Shareholders Agreement with respect to VimpelCom shares to be issued in the Wind Telecom Transaction. We refer to the arbitration proceedings in the Annual Report on Form 20-F as the “Arbitration Proceedings.”

On February 7, 2011, Telenor commenced proceedings in the English Commercial Court (the “Court”) seeking an injunction (the “Injunction Request”) which, if granted, would have prevented VimpelCom from proceeding with the special general meeting of its shareholders on March 17, 2011, at which the Wind Telecom Transaction was proposed for approval, until after the arbitration tribunal reached a final decision in the Arbitration Proceedings, unless VimpelCom authorized and issued to Telenor its alleged pre-emptive shares on the basis that the Wind Telecom Transaction was not a “Related M&A Transaction” under the VimpelCom Shareholders Agreement. The hearing of the Injunction Request took place on February 25, 2011. On March 1, 2011, the Court handed down its judgment in which it refused to grant the Injunction Request. VimpelCom, Altimo Holdings, Altimo Coöperatief and Weather II gave various undertakings to the Court (the “Undertakings”) intended to (a) ensure that Telenor will receive its pre-emptive shares should the tribunal in the Arbitration Proceedings ultimately find in Telenor’s favor and (b) protect Telenor’s voting stake from dilution below 25% plus one share between the closing of the Wind Telecom Transaction and the resolution of the Arbitration Proceedings.

In the Arbitration Proceedings, Telenor specifically sought an award (a) declaring that the Wind Telecom Transaction was not a “Related M&A Transaction”; (b) declaring that VimpelCom, Altimo Holdings and Altimo Coöperatief breached the VimpelCom Shareholders Agreement by declaring the Wind Telecom Transaction to be a “Related M&A Transaction” and denying Telenor its pre-emptive rights in connection with the Wind Telecom Transaction; (c) compelling VimpelCom, Altimo Holdings and Altimo Coöperatief to take all actions necessary to permit Telenor to exercise its pre-emptive rights in connection with the Wind Telecom Transaction; (d) declaring that Altimo Holdings and Altimo Coöperatief, through their actions and inaction in connection with the Wind Telecom Transaction, failed to exercise their pre-emptive rights and may not claim any such rights; (e) directing that, during the pendency of the Arbitration Proceedings, the Undertakings would remain in force and granting such other and additional interim relief as would preserve Telenor’s rights as a shareholder in VimpelCom and as a party to the VimpelCom Shareholders Agreement; (f) granting Telenor all appropriate relief in respect of all violations by Altimo Holdings, Altimo Coöperatief and VimpelCom of the VimpelCom Shareholders Agreement and New York

law, so as to place Telenor in the position it would have been had such violations not occurred, and ruling that Altimo Holdings and Altimo Coöperatief would not benefit in any manner from their improper conduct; (g) awarding Telenor damages for the harm caused by violations by Altimo Holdings, Altimo Coöperatief and VimpelCom Ltd. of the VimpelCom Shareholders Agreement and New York law, in an amount to be determined by the tribunal in the Arbitration Proceedings; (h) awarding Telenor its costs and disbursements in respect of the Arbitration Proceedings and the proceedings before the Court, including its reasonable attorneys’ and experts’ fees, in accordance with Article 38 of the UNCITRAL Arbitration Rules; and (i) awarding Telenor such other and further relief as the tribunal in the Arbitration Proceedings deemed just and proper.

Our shareholders approved the Wind Telecom Transaction at the special general meeting of shareholders held on March 17, 2011.

On April 15, 2011, Altimo announced that in connection with the closing of the Wind Telecom Transaction, it intended to take measures to trigger the termination of the VimpelCom Shareholders Agreement. On June 6, 2011, Altimo announced that it entered into an agreement to sell 123,600,000 of our convertible preferred shares to Forrielite, a company based in Cyprus, whose beneficial owner is Oleg Kiselev, a Russian investor. On June 10, 2011, we received a notice from Altimo that it had completed the sale of 123,600,000 convertible preferred shares, which reduced its voting rights in our company to below 25%, and as a result the VimpelCom Shareholders Agreement would terminate six months following the date of such notice.

On October 31, 2011, Telenor amended its statement of claims in the Arbitration Proceedings to add claims challenging Altimo’s attempt to terminate the VimpelCom Shareholders Agreement.

After a final hearing before the arbitration tribunal in January 2012, on February 15, 2012, Telenor notified the tribunal in the Arbitration Proceedings that it was withdrawing all of its claims against VimpelCom, Altimo Holdings and Altimo Coöperatief. On March 8, 2012, the tribunal dismissed all claims in the Arbitration Proceedings with prejudice and confirmed the vacation of the Undertakings as of the date of Telenor’s withdrawal.

According to Telenor’s February 15, 2012 press release, Telenor withdrew its claims because it purchased 234,000,000 of Weather II’s VimpelCom convertible preferred shares (the “Preferred Sale Shares”), thus raising Telenor’s share of VimpelCom’s outstanding voting shares to 36.4%. As part of the acquisition of the Preferred Sale Shares, Telenor undertook, in the event there is a general meeting of VimpelCom’s shareholders held during the six-month period between February 15, 2012 and August 15, 2012 and the agenda of such meeting includes a proposal for the election of a supervisory board, to vote its and its affiliates’ VimpelCom common shares and convertible preferred shares at such a general meeting, after ensuring the election of three of Telenor’s candidates, in favor of the election of two candidates proposed or nominated by Weather II. Telenor also undertook to exercise all rights as a shareholder and through its participation on VimpelCom’s supervisory board to cause the supervisory board to be composed of eleven members. These undertakings automatically expire without any further action on August 14, 2012.

On February 15, 2012, Telenor and Weather II also agreed to a series of put and call options with respect to the VimpelCom convertible preferred shares retained by Weather II and any future convertible preferred shares of VimpelCom that are issued to or acquired by Weather II or any of its affiliates or related parties. Telenor and Weather II agreed to the following put and call options:

•

Weather II may exercise a put option with respect to its remaining 71,000,000 VimpelCom convertible preferred shares and put those shares to Telenor or its designees at any time from August 15, 2012 until approximately three months prior to the VimpelCom convertible preferred shares’ expiration and redemption by VimpelCom on April 15, 2016 (the “Weather Put Option”);

•

Telenor may exercise a call option with respect to the VimpelCom convertible preferred shares subject to the Weather Put Option from January 1, 2015 until approximately three months prior to the VimpelCom convertible preferred shares’ expiration and redemption by VimpelCom on April 15, 2016, as well as following the occurrence of Weather II’s sale of a certain number of Common Shares or Weather II’s or any of its affiliate’s receipt of convertible preferred shares from VimpelCom; and

•	Telenor may exercise a call option to acquire any new Vimpelcom convertible preferred shares received by Weather II or its affiliates through April 16, 2015.

In addition, Weather II has also undertaken to Telenor not to sell any of its remaining VimpelCom convertible preferred shares to anyone other than Telenor or its nominees until approximately three months prior to their expiration and redemption by VimpelCom on April 15, 2016.

Telenor’s increased voting stake in VimpelCom or the termination of the VimpelCom Shareholders Agreement could lead to further disputes between Telenor and Altimo. For more information on the risks associated with this, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Litigation involving Telenor and Altimo, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects,” “—A disposition by our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business” and “—Risks Related to the Ownership of Our ADSs—The issuance of a significant number of our shares in the Wind Telecom Transaction and a resulting “market overhang” could adversely affect the market price of our ADSs.”

FAS has filed a claim in the Moscow Arbitration Court asking for the invalidation of the Preferred Sale Share transaction and the option agreement between Telenor and Weather II. For more information, see “—FAS Claim” above

Proceedings Involving OJSC VimpelCom and Its Subsidiaries

KaR-Tel Litigation

Prior to our acquisition of KaR-Tel, in November 2003, KaR-Tel redeemed for an aggregate of 450,000.0 Kazakhstani tenge (or approximately US$3,100.0 based on the Kazakhstani tenge to U.S. dollar exchange rate as of December 31, 2003) the equity interests of Turkish companies, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S. (the “Former Shareholders”), owning an aggregate of 60.0% of the equity interests in KaR-Tel, in accordance with an October 30, 2003 decision of the Review Panel of the Supreme Court of Kazakhstan. The decision was based on the finding that the Former Shareholders inflicted material damage on KaR-Tel by causing KaR-Tel to lose a valuable government tax concession and selling KaR-Tel obsolete and over-priced telecommunications equipment. The redemption process was initiated on April 15, 2002 by a repeated extraordinary general meeting of KaR-Tel shareholders reconvened by a shareholder owning 40.0% of the equity interests in KaR-Tel. In late August 2004, prior to our acquisition, we received letters from the Former Shareholders claiming that they continue to own such interests. The Former Shareholders stated in these letters that subsequent to such redemption, their respective managements were taken over by The Savings Deposit Insurance Fund (the “Fund”), a Turkish state agency responsible for collecting state claims arising from bank insolvencies. The Former Shareholders indicated in their letters that they were preparing to put their case before the International Center for the Solution of Investment Disputes (“ICSID”), an independent organization with links to the World Bank.

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

On January 10, 2005, KaR-Tel received an “order to pay” (“Order to Pay”) issued by the Fund in the amount of approximately US$4.9 billion at the exchange rate as of December 31, 2010 (stated as approximately Turkish lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The Order to Pay, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The Order to Pay does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004.

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

KaR-Tel received the Fund’s response to the petition in June 2006. In its response to KaR-Tel’s petition, the Fund asserts, among other things, that the Order to Pay was issued in furtherance of its collection of approximately Turkish lira 7.55 quadrillion (prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005) (equivalent to approximately US$4.9 billion at the exchange rate as of December 31, 2010) in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition asserts that the Uzan group of companies includes the Former Shareholders and KaR-Tel. In June 2006, KaR-Tel submitted a response to the Fund’s defense in which it denied in material part the factual and legal assertions made by the Fund in support of the Order to Pay. In December 2008, KaR-Tel received the Fund’s further response to KaR-Tel’s petition. On December 11, 2008, KaR-Tel received a Decision of Territorial Court of Istanbul dated December 12, 2007, wherein the Court rejected KaR-Tel’s appeal with respect to the stay of execution request.

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

On September 28, 2010, Sisli 3rd Court of the First Instance in Istanbul reviewed the Recognition Claim and ruled in favor of KaR-Tel recognizing the Kazakhstan Court judgments on the territory of the Republic of Turkey. The defendants, Rumeli and Telsim, have appealed the decision. KaR-Tel submitted its responses to such motion on appeal on January 20, 2011. The case is in appeal stage in 11th Civil Chamber of the Supreme Court and as of the date of this Annual Report on Form 20-F, no decision on the appeal has been rendered.

On October 25, 2010, the 4th Administrative Court of Istanbul reviewed KaR-Tel’s petition to annul the Order to Pay and ruled in favor of KaR-Tel. The court recognized the Order to Pay as illegal and annulled it. The defendants have appealed the ruling. On February 18, 2011, KaR-Tel submitted its response to the motion on appeal and on April 20, 2011, the Fund submitted its reply to KaR-Tel’s response. The appeal case has been reviewed by the Prosecution Office of the Council of State and sent to the 13th Chamber of Council for review on the merits. As of the date of this Annual Report on Form 20-F, no decision on the appeal has been rendered.

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

For more information on these risks, and other risks associated with our acquisition of KaR-Tel, refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—We are involved in disputes and litigation with regulators, competitors and third parties.”

Petition for Appraisal

On April 18, 2008, Global Undervalued Securities Fund, L.P. (“Global Undervalued”) timely filed a petition in a Delaware court demanding appraisal of its 1,367,328 shares of Golden Telecom which it did not tender in the tender offer pursuant to which our company acquired Golden Telecom. On April 23, 2010, the court determined the fair value of Golden Telecom shares to be US$125.49 per share. Interest was to be applied for a period from February 28, 2008 to the date of payment. Golden Telecom filed a motion for reargument which was denied by the court and a final judgment was entered on May 27, 2010. Golden Telecom filed a timely notice of appeal and Petitioners filed a cross-appeal of the judgment in Delaware Supreme Court. We accrued a loss contingency in the amount of US$52.7 million in relation to cash rights for shares of Golden Telecom in 2010.

In June 2010, Golden Telecom and Global Undervalued entered into an agreement pursuant to which in July 2010, Golden Telecom paid to Global Undervalued US$165.5 million based on the US$105.00 per share tender offer price and interest, partially repaying the liability recorded as of June 30, 2010. Pursuant to the agreement, in July 2010 Golden Telecom deposited US$33.2 million into an escrow account. This escrowed amount was based on the difference between the US$105.00 per share tender offer price and the court-determined US$125.49 fair value of each Golden Telecom share plus interest thereon through December 31, 2010. On December 29, 2010, the Delaware Supreme Court rendered a final resolution of the appraisal litigation by affirming the April 23, 2010 decision valuing Golden Telecom shares at US$125.49 per share. Pursuant to the agreement between Golden Telecom and Global Undervalued, on January 13, 2011, the US$33.2 million in the escrow account was released to Global Undervalued to satisfy the remaining portion of appraisal judgment. On January 18, 2011, Golden Telecom paid Global Undervalued US$68.0 million, the amount of interest accrued from January 1, 2011 through January 13, 2011. As of January 18, 2011, the judgment in the appraisal litigation has been fully satisfied, resulting in a final conclusion to Global Undervalued’s petition for appraisal.

FAS Litigation

Interconnection Arrangement Proceedings. In December 2009, the Russian anti-monopoly regulators commenced proceedings against us alleging violations of the Russian Federal Law “On Protection of Competition” by imposing unfair prices for interconnection with other operators. We ceased to conduct the activities that allegedly violated the law and the case was dismissed on September 22, 2010. FAS initiated administrative proceedings against us in relation to our alleged violations of the law on January 28, 2011. On April 5, 2011, FAS issued its decision that we were in violation of the law and subject to fines for such violations of approximately RUB 7.3 million (or approximately US$257.5 thousand as of April 5, 2011). On April 27, 2011, we appealed the FAS finding subjecting us to fines. We separately filed an appeal challenging the FAS decision. We filed a petition to join the two appeal cases, which was granted on June 3, 2011. On September 15, 2011, the court presiding over two appeal cases ruled that the FAS decision remains in force, but the court reduced the amount of the fine to RUB 2.4 million (approximately US$80 thousand as of September 15, 2011). OJSC VimpelCom did not challenge the decision and paid this fine.

Roaming Tariff Proceedings. In March 2010, the FAS commenced proceedings against OJSC VimpelCom, MTS and MegaFon alleging violations of the Russian Federal Law “On Protection of Competition” relating to our pricing for interconnection and roaming services. On November 23, 2010, the FAS issued its decision that OJSC VimpelCom, MTS and MegaFon violated the Russian Federal Law “On Protection of Competition” with respect to the pricing of roaming services and ordered that OJSC VimpelCom stop such violations. In addition, OJSC VimpelCom was subject to fines of up to 15.0% of its roaming revenues in 2009. On March 9, 2011 OJSC VimpelCom received the FAS decision imposing a fine of RUB 12.0 million (approximately US$ 0.4 million at the exchange rate as of March 9, 2011). OJSC VimpelCom did not challenge the decision and paid this fine in full.

Moscow Traffic Agreement Proceedings. In May 2010, the FAS concluded that OJSC VimpelCom’s traffic agreement in Moscow violated anti-monopoly legislation. OJSC VimpelCom challenged the FAS findings and on March 21, 2011, the first instance court dismissed OJSC VimpelCom’s claims. OJSC VimpelCom does not believe that it has violated Russian law and appealed the dismissal of its challenge of the FAS decision on April 26, 2011. On June 9, 2011, the appeal court dismissed OJSC VimpelCom’s appeal. On March 9, 2011, OJSC VimpelCom received the FAS decision imposing a fine on OJSC VimpelCom related to FAS’s finding of the violation of the anti-monopoly law legislation in the amount of RUB 10 million (approximately US$ 0.3 million at the exchange rate as of March 9, 2011). On April 19, 2011, OJSC VimpelCom appealed the FAS decision imposing the fines. The proceedings were suspended pending the outcome of the decision in the underlying case. On June 9, 2011, the court of appeal rejected our appeal. OJSC VimpelCom did not challenge the decision and paid this fine.

I-Phone Proceedings. The FAS commenced proceedings against OJSC VimpelCom and OJSC MTS alleging conspiracy with respect to price on I-Phones. The penalty for such violations could result in fines of up to 15.0% of the revenues derived from the relevant services. On April 26, 2012, FAS passed a verdict that OJSC VimpelCom and OJSC MTS were guilty of concerted action with respect to the pricing of iPhone 4 handsets. FAS also stated that both parties voluntarily discontinued the violations of law in question. As of the date of this Annual Report on Form 20-F, we have not received the written ruling. We do not anticipate that fines would be material to our financial position or results of operations. The fines will be determined by FAS separately in administrative proceedings.

Sky Mobile Litigation

Since November 2006, the chief executive officer and directors of OJSC VimpelCom have received several letters from OJSC Mobile TeleSystems, or “MTS,” and its representatives claiming that Sky Mobile’s Kyrgyz telecom business and its assets were misappropriated from Bitel, an MTS affiliate, and demanding that we not purchase Sky Mobile, directly or indirectly, or participate or assist in the sale of Sky Mobile to any other entities. These letters suggested that MTS will take any and all legal action necessary against our company in order to protect MTS’s interest in Bitel and Bitel’s assets. In October 2010, we acquired 50.1% of the share capital of Menacrest, the parent company of Sky Mobile. As of the date hereof, management is not aware of any pending legal action against our company in connection with this matter, except for the litigation against Sky Mobile discussed in the paragraph below.

Sky Mobile is a defendant in litigation in the Isle of Man. The litigation was brought by affiliates of MTS against Sky Mobile and various companies and individuals directly or indirectly associated with the Alfa Group and alleges that the Kyrgyz judgment determining that an Altimo affiliate was the rightful owner of an interest in the equity of Bitel prior to the asset sale between Sky Mobile and Bitel was wrongfully obtained and that Bitel shares and Sky Mobile assets were misappropriated. The legal proceedings in this matter are pending. At this time the company is unable to assess the likelihood of the ultimate outcome of this litigation and its effect on our operating results and financial position.

For the risks related to matters involving Sky Mobile, see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—We are involved in disputes and litigation with regulators, competitors and third parties.”

Other Proceedings in Russia

Two lawsuits have been filed by the State Property Committee (Federal Agency for Management of the State Property) against Sovintel seeking eviction from the premises (approximately 4,000 square meters) at Krasnokazarmennya Street, where its Data Center and equipment are currently located. The lawsuits commenced on July 23, 2010. The State Property Committee asserted that the lease agreement between Sovintel and FGUP VEI and the sublease agreements with other lessees are void because they were entered into without its consent as owner of the premises. On January 25, 2011, the first of the two lawsuits was dismissed, and on March 30, 2011, the second lawsuit was dismissed. The deadline for appeal has expired in both cases.

Kazakhstan Antimonopoly Proceedings

First Roaming Claim

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

On July 3, 2010, the KAA initiated an administrative procedure with respect to all three Kazakhstan GSM operators, including KaR-Tel, and issued a protocol on administrative offence (the “Protocol”). The KAA filed a claim based on the Protocol with the Administrative Court. The KAA also decided to continue another part of the investigation with respect to concerted actions of Kazakhstan and Russian GSM mobile operators on establishing and/or preservation of tariffs (the “Concerted Actions Investigation”). On July 16, 2010, KaR-Tel filed a claim to recognize as illegal and annul the acts of the KAA that served as a procedural basis for the Protocol. On October 19, 2010, the Interregional Economic Court of Astana ruled in favor of KaR-Tel and recognized as illegal, null and void all acts of the KAA and its territorial branch, which served as the procedural basis for the Protocol. The KAA appealed this decision and on December 13, 2010 the Court of Appeals affirmed the October 19, 2010 decision in favor of KaR-Tel. On January 17, 2011, the Court of Cassation reviewed the cassation petition of the KAA and upheld the October 19, 2010 and December 13, 2010 decisions. The court’s October 19, 2010 decision came into force on January 17, 2011.

On October 21, 2011, the General Prosecutor of the Republic of Kazakhstan filed a protest to the Supreme Court of Kazakhstan appealing in a supervisory review order the Decision of the Interregional Economic Court of Astana of October 19, 2010, which rendered unlawful and void all acts of the Antimonopoly Agency, as well as Decision of the Appeals Chamber of Astana City Court of December 13, 2010, which upheld the Economic Court decision. On October 27, 2011, KaR-Tel received a notice from the Supreme Court of Kazakhstan indicating that the said protest has been accepted for review and the hearing will take place on November 16, 2011. On November 16, 2011, the Supervisory Chamber of the Supreme Court of Kazakhstan issued a Decision that overturned the Decision of the Interregional Economic Court of Astana of October 19, 2010, and Decision of the Appeals Chamber of Astana City Court of December 13, 2010. The Supreme Court sent the case back for the new consideration in administrative proceedings to the Interregional Administrative court of Almaty.

On December 26, 2011, the Interregional Administrative Court of Almaty accepted the request of the Company to discontinue proceedings and to return the Protocol to the Agency for rectification of deficiencies in that the Agency has wrongfully indicated the amount of revenues received by the Company for the purpose of calculation of the administrative fines instead of the amount of revenues received from monopolisitc activity. The amended protocol has not yet been submitted to the court by the Agency. The Company believes that its position is lawful and justified, and intends to defend it in the Interregional Administrative Court of Almaty.

Second Roaming Claim

On October 25, 2010, the KAA completed the Concerted Actions Investigation and reclassified alleged concerted actions of KaR-Tel and other Russian and Kazakhstan GSM operators into establishing of monopolistically high tariffs. On November 3, 2010, the KAA initiated an administrative procedure and issued a new protocol on administrative offence, according to which the KAA has found KaR-Tel and the other two Kazakhstan GSM operators liable for abuse of their dominant position on the market by way of establishing monopolistically high roaming tariffs (“the New Protocol”). As required under Kazakhstan law, the KAA has submitted the New Protocol to a Kazakh administrative court, and the court will decide on the merits and on applicable fines. While the company does not agree with the New Protocol and has challenged it, the ultimate resolution of this matter could result in a loss of up to KZT 9.9 billion (equivalent to approximately US$67.0 million at the exchange rate as of March 31, 2012) in excess of the amount accrued. On November 23, 2010, KaR-Tel filed a claim with the Astana Interregional Economic Court against the Agency requesting that the court recognize as illegal and to annul the acts of the Agency preceding the New Protocol. On February 24, 2011, the Interregional Economic Court of Astana ruled in favor of KaR-Tel and recognized as illegal, null and void the acts of the KAA. The court’s decision entered into force on March 30, 2011.

On November 25, 2011, the Agency appealed to the Supreme Court of Kazakhstan in a supervisory review order the Decision of the Interregional Economic Court of Astana of February 24, 2011, which recognized as illegal, null and void all acts of the Antimonopoly Agency. On January 11, 2012, the Supervisory Chamber of the Supreme Court of Kazakhstan reviewed the protest and overturned the Decision of the Interregional Economic Court of Astana of February 24, 2011. The Supreme Court sent the case back for the new consideration in administrative proceedings to the Interregional Administrative Court of Almaty. On March 1, 2012 the Interregional Administrative Court of Almaty ruled in favor of KaR-Tel and recognized the protocol of the KAA as illegal, null and void. The decision will remain subject to appeal for one year.

Dominant Market Position

On October 10, 2011, Kar-Tel was recognized by the KAA as dominant in the market of interconnection. When a company is recognized as having a dominant position, it will be subject to special reporting obligations to the national regulatory authority, higher scrutiny in anti-monoploy/competition issues and price control and potential price regulation (e.g., tariff caps). .The company does not agree with this decision of the antimonopoly authority. The company filed a claim to the Interregional Economic Court of Astana against the Agency requesting that the court recognize as illegal. On December 26, 2011, the court ruled and rejected the claim of
Kar-Tel. Kar-Tel has appealed the decision.

Proceedings Involving Kyivstar

Antitrust Proceedings in Ukraine

The UAMC is conducting an investigation of Kyivstar’s and other mobile telecommunications operators’ roaming charges and other tariffs. As a result of the investigation the UAMC may issue binding recommendations requiring mobile operators to take and/or refrain from certain actions and/or initiate a case investigation regarding violation of competition legislation.

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

In addition, the UAMC is investigating an unfair competition case in relation to alleged distribution by Kyivstar of misleading information on its tariffs. For an unfair competition violation the UAMC could impose a fine in the amount of up to 5.0% of revenues for the last financial year of the group of which Kyivstar is a member. A third party could bring an action for damages suffered as a result of such violation. As of the date of this Annual Report on Form 20-F, the UAMC’s investigation is still pending.

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

In addition, in June 2010, the UAMC initiated investigations on protection of economic competition in relation to international roaming tariffs charged by operators. On September 30, 2010, the UAMC issued a recommendation to all mobile operators to reduce international roaming tariffs. Kyivstar reduced its international roaming tariffs by 40.0% in order to comply with the recommendation. As of the date of this Annual Report on Form 20-F, the UAMC’s investigation on protection of economic competition is still pending.

Disputes Regarding Interconnect Agreements

In October 2010, Ucomline filed a lawsuit against Kyivstar in the Commercial Court of Kyiv in which it sought a court decision that would obligate Kyivstar to enter into an interconnect agreement under conditions proposed by Ucomline. Kyivstar filed a counterclaim against Ucomline in the Commercial Court of Kyiv to oblige Ucomline to enter into an interconnect agreement under conditions proposed by Kyivstar. The dispute relates to determining rates for terminating fixed and international traffic from the Ucomline network on the Kyivstar network and terminating mobile traffic from the Kyivstar network on the Ucomline network. On December 29, 2010, the Commercial Court of Kyiv ruled in favor of Ucomline in full and in favor of Kyivstar’s counterclaim in part and further ruled that the interconnect agreement between the parties should be made as provided in the court decision. On January 6, 2011, Kyivstar filed an appeal to the Kyiv Appeal Commercial Court. Kyivstar’s appeal was dismissed on March 22, 2011 by the Kyiv Appeal Commercial Court and the decision of the Commercial Court of Kyiv was upheld in full. The High Commercial Court of Ukraine upheld the decisions of the courts of the first and second instances. However, Kyivstar and Ucomline entered into a compromise agreement, pursuant to which they settled their dispute. As of the date of this Annual Report on Form 20-F, Kyivstar has a valid interconnect agreement with Ucomline.

On April 1, 2011, Kyivstar filed a lawsuit against Astelit in the Commercial Court of Kyiv to oblige Astelit to amend its current interconnect agreement with Kyivstar, as proposed by Kyivstar. On April 4, 2011 the Commercial Court of Kyiv dismissed the lawsuit of Kyivstar without consideration due to the fact that Kyivstar did not send the copies of its lawsuit to all known addresses of Astelit. Kyivstar did not agree with this decision of the Commercial Court of Kyiv and filed an appeal to the Kyiv Commercial Appeal Court, which, on May 10, 2011, entered a decision in favor of Kyivstar and returned the case to the Commercial Court of Kyiv for due consideration on the merits of the case. Astelit in its turn did not agree with the decision of the Kyiv Commercial Appeal Court and filed an appeal to the High Commercial Court of Ukraine. At the same time, Astelit filed a counterclaim against Kyivstar in the Commercial Court of Kyiv to oblige Kyivstar to amend the interconnect agreement as proposed by Astelit. On May 27, 2011, the Commercial Court of Kyiv entered a decision in favor of Astelit. Kyivstar did not agree with this decision of the Commercial Court of Kyiv and on June 6, 2011, filed an appeal to the Kyiv Commercial Appeal Court, where the matter was pending consideration. Astelit and Kyivstar have since agreed on the interconnection rates and entered into corresponding agreements, and accordingly the lawsuit has been closed by the parties. As of the date of this Annual Report on Form 20-F, Kyivstar has a valid interconnect agreement with Astelit.

In October 2011, NCCR determined that Kyivstar and other telecommunications operators were SMP operators (i.e., operators with significant market power) in the market of terminating mobile and fixed traffic on their own networks. On December, 19, 2011 NCCR approved rates for terminating mobile and fixed traffic on networks of SMP operators, which rates apply to operations of Kyivstar.
Proceedings Involving Wind Italy and its Subsidiaries

Wind Italy Tax Proceedings

On June 12, 2009, the Italian Tax Authority notified WIND Italy of the commencement of a tax audit with reference to (i) Wind Finance SL S.A.’s application for a refund of withholding taxes on interest payments made by WIND Italy to Wind Finance SL S.A. (the issuer of second lien notes) for 2005 and part of 2006 and (ii) the eligibility for the withholding tax exemption regime under Article 26-quater of Presidential Decree No. 600 of September 29, 1973 (or the “Exemption Regime” implementing in Italy the so-called Interest and Royalty Directive No. 2003/49/EC) on interest payments made by WIND Italy to Wind Finance SL S.A. for the remaining part of 2006, 2007 and 2008. The scope of the audit was subsequently expanded to Wind Acquisition Finance S.p.A. (which was merged into WIND Italy on December 31, 2006) with reference to (i) Wind Acquisition Finance S.A.’s application for a refund of withholding taxes on interest payments made by Wind Acquisition Finance S.p.A. (before the merger into WIND Italy) to Wind Acquisition Finance S.A. for 2005 and part of 2006 and (ii) the eligibility for the withholding tax exemption claimed under the Exemption Regime on interest payments made by Wind Acquisition Finance S.p.A. to Wind Acquisition Finance S.A. for the remaining part of 2006, 2007 and 2008.

On May 31, 2010 the findings of the audit were submitted to WIND Italy in a report (processo verbale di constatazione), or the “Tax Report,” proposing that the tax authorities impose a 12.5% withholding tax on the interest payments under investigation.

In November 2010, the Italian Tax Authority notified WIND Italy of the tax assessments (avvisi di accertamento) for interest payments made by WIND Italy for the year 2005. The assessments quantify withholding tax not applied on interest payments made in 2005 by WIND Italy to Wind Finance SL S.A. and by Wind Acquisition Finance S.p.A. to Wind Acquisition Finance S.A. in the amount of €1.3 million plus penalties in the amount of €2.0 million (which equals 150% of the assessed withholding tax due), plus interest in the amount of €173,398 (which equals the interest computed up to November 30, 2010). The amount of withholding tax assessed as due for the year 2005 represents 2.5% of interest payments made by WIND Italy during that year, as WIND Italy had paid withholding tax at the rate of 10% (the rate provided by the Double Tax Treaty between Italy and Luxembourg) instead of at the rate of 12.5% (the ordinary rate provided by Italian law) because the minimum holding period required under the Exemption Regime had not yet passed. WIND Italy appealed both tax assessments before the Italian Tax Court.

On November 30, 2011, WIND Italy settled with the Italian Tax Authorities certain tax assessments (avvisi di accertamento) and findings stemming from the Tax Report related to the application of withholding taxes on interest payments made by WIND Italy to Wind Finance SL S.A. and WIND Italy (and Wind Acquisition Finance S.p.A. before merging into WIND Italy on December 31, 2006) to Wind Acquisition Finance S.A. from 2005 through the end of 2010. The scope of the settlement was expanded from the scope of the Tax Report and included the period from 2005 through November 2010, as applicable, with respect to the proceeds from loan agreements through which Wind Finance SL S.A. and Wind Acquisition Finance S.A., as applicable, made available the amounts obtained through the issuance of (i) the second lien notes issued by Wind Acquisition Finance S.A., (ii) the senior notes issued by Wind Acquisition Finance S.A. on November 28, 2005, (iii) the senior notes issued by Wind Acquisition Finance S.A. on March 1, 2006, (iii) the senior notes issued by Wind Acquisition Finance S.A. on July 13, 2009 and (iv) the senior secured notes issued by Wind Acquisition Finance S.A. on November 26, 2010. The tax claim was in relation to interest payments made by WIND Italy prior to certain corporate reorganization transactions, pursuant to which, among other things, Wind Acquisition Finance S.A. became a wholly owned subsidiary of WIND Italy, at the end of November 2010. For audited interest payments made by WIND Italy to Wind Acquisition Finance S.A. following corporate reorganization, no tax claims were, or have been, raised by the Italian Tax Authority.

The total sum of the settlement amounts to approximately €113.2 million, including interest. Payments will be made in equal installments of approximately €9.13 million over twelve quarters. The first two installments were paid on December 2, 2011 and March 2, 2012. With respect to the proceedings before the Italian Tax Court, which proceedings were instituted only with respect to interest payments made during the 2005 fiscal year relating to the second lien notes issued by Wind Acquisition Finance S.A. and the senior notes issued by Wind Acquisition Finance S.A. on November 28, 2005, €0.3 million is separately required to be paid for the settlement of such proceedings in relation to the tax assessment for the 2005 fiscal year.

Proceedings Involving OTH and Its Subsidiaries

Algeria Tax Litigation

OTA has recently been subject to tax claims by the Algerian tax authority with respect to payment of taxes during its taxation period between 2002 and 2009.

Claims for July 2002 to August 2007 Period

In 2002, when OTA signed its investment agreement with the Algerian Investment Promotion Organization in connection with its GSM license, OTA was granted favorable tax treatment for a period of five years starting in July 2002 and ending in August 2007. OTA has been charged by the Algerian Directions des Grandes Entreprises (DGE) with a final tax reassessment for 2004 and has been ordered to pay approximately DZD 4.5 billion, including penalties, (equal to approximately US$60.0 million at the exchange rate as of December 31, 2011). While a tax claim remains outstanding, OTA is unable to repatriate dividends to foreign investors, including OTH. With respect to the 2004 tax assessment, OTA filed a claim against the DGE and paid a deposit equal to the reassessed amount for 2004 and penalties, in order to obtain a payment deferment (in accordance with Article 74 of the Tax Procedure Code) and allow OTA to repatriate 50% of OTA’s 2008 dividend to foreign investors.

In November 2009, OTA received a further final tax reassessment for the years 2005 through 2007 from the DGE ordering it to pay approximately DZD 50.3 billion, including penalties, (equal to approximately US$668 million at the exchange rate as of December 31, 2011). The DGE has alleged that (i) OTA did not keep proper manual accounts during these years notwithstanding that OTA’s accounts were fully audited and approved by both OTA’s international auditors and its local statutory auditors, and (ii) OTA deducted certain expenses such as management and bad debt expenses and therefore understated the taxable income.

In Algeria the tax authorities are able to raise additional tax assessments for four years after the end of the relevant tax period. However, once a preliminary tax claim is received by a company the four year statute of limitation is tolled. OTA has received the final tax assessment for the years 2004, 2005, 2006 and 2007. OTA filed a tax claim objection (tax appeal) on the 2004, 2005, 2006 and 2007 final tax assessments.

On March 7, 2010 OTA received a rejection on its submitted administrative appeal filed on December 27, 2009 against the notice of reassessment dated November 16, 2009 received from the DGE in respect of the tax years 2005, 2006 and 2007. OTA’s administrative appeal in relation to the 2004 tax reassessment has also been rejected.

Claims for 2008 and 2009 Tax Years

On September 30, 2010, OTH announced that OTA has received a preliminary tax notification from the DGE in respect of the years 2008 and 2009, in which said department has re-assessed taxes alleged to be owed by OTA in the amount of approximately DZD 17.1 billion (equal to approximately US$227.0 million at the exchange rate as of December 31, 2011), despite the fact that OTA has already paid the taxes due for these years.

The tax audit for these years was initiated in early 2010 following the tax filing for 2009.

This reassessment was based primarily on the allegation that OTA did not keep proper accounts for the years 2008 and 2009 notwithstanding that OTA’s accounts were fully audited and approved by both OTA’s international auditors (KPMG), and its local statutory auditors.

OTA received a final tax notification from the DGE in respect of the years 2008 and 2009 in December 2010.

OTA continues to appeal all of the tax claims. Without prejudice to their rights under the Investment Agreement, applicable bilateral investment treaty and applicable laws, OTA has prepaid claimed amounts and penalties totaling approximately DZD 71.9 billion (equal to approximately US$955.0 million at the exchange rate as of December 31, 2011).

For more information on the risks associated with these tax claims, see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH.”

Other Legal Proceedings in Algeria

On April 15, 2010, an injunction by the Bank of Algeria came into effect that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA. OTA has challenged this injunction in the Algerian courts but the case is still pending. As a result of the injunction OTA faces difficulties in importing equipment from foreign suppliers and is prevented from transferring funds outside of Algeria. The Algerian authorities alleged breaches of foreign exchange regulations by OTA and a member of its senior management. On March 28, 2012, the Algerian Court of First Instance handed down a judgment against OTA and a member of OTA’s senior executive team. The judgment consists of fines of DZD 99.0 billion (approximately US$1.3 billion at the exchange rate as of March 28, 2012) including a criminal sentence against a member of OTA’s senior executive team.

OTA maintains that OTA and its senior executive have acted in compliance with the law and OTA is taking the necessary steps to file an appeal. The lodging of the appeal will provisionally suspend the judgment.

On February 22, 2012, the Commercial section of the Court of Appeal of Algiers confirmed the Judgment of the Bir Mourad Rais Court dated May 27, 2008, which declared a resolution in the minutes of OTA’s extraordinary general assembly meeting dated December 17, 2004 null and void. That resolution related to waiver of a preemption right by Cévital, one of OTA’s shareholders, in connection with a capital increase. As a result, OTA will have to either appeal this judgment before the Supreme Court of Algeria or allow Cévital to hold 3.43% (instead of 3.28%) of its capital effective as from December 17, 2004 and pay Cévital all dividends, plus interest, voted since such date in relation to the additional 0.15% share of the capital. As of the date of this Annual Report on Form 20-F, OTA has not appealed the judgment.

On April 12, 2012, OTH submitted a formal Notice of Arbitration against the Algeria government in respect of actions taken by the Algerian government against OTA. The claim in the Notice of Arbitration is being made under the arbitration rules of the United Nations Commission on International Trade Law. In its Notice of Arbitration, OTH asserts that since 2008 its rights under the Agreement on the Promotion and Reciprocal Protection of Investments between Egypt and Algeria have been violated by actions taken by the Algerian government against OTA, including the Algerian Court of First Instance’s March 28, 2012 judgment against OTA and a member of its senior executive team. VimpelCom continues to be open to finding an amicable resolution with the Algerian government that is mutually beneficial to both parties.

Proceedings in Canada

On October 29, 2009, the CRTC, an independent regulatory body that regulates and supervises Canadian broadcasting and telecommunications systems, decided that WIND Canada’s parent company Globalive Wireless Management Corp, of which we indirectly hold 65.08% of the outstanding shares and 32.02% of the voting rights, was not in compliance with Canadian ownership and control rules, and was therefore not eligible to operate as a telecommunications common carrier in Canada. Industry Canada, the Canadian governmental body responsible for awarding spectrum licenses, ruled that WIND Canada was in compliance with Canadian ownership and control rules and granted WIND Canada spectrum licenses on March 16, 2009.

On December 11, 2009, the Government of Canada varied the decision of the CRTC by Order in Council, confirming that WIND Canada met the Canadian ownership and control rules and clearing it to commence operations. Following this decision, WIND Canada commenced commercial operations on December 16, 2009.

Shortly after, certain of WIND Canada’s competitors filed an application challenging the decision of the Government of Canada, and on February 4, 2011, the Federal Court of Canada ruled that the Government of Canada’s decision contained two legal errors and should be set aside. WIND Canada appealed the Federal Court Ruling and was successful in its appeal. One of the original claimants sought leave to appeal the appeal decision in favor of WIND Canada to the Supreme Court of Canada, but the Supreme Court of Canada declined to grant leave to appeal.

On March 14, 2012, the federal government announced that it intends to remove foreign ownership restrictions for companies (such as WIND Canada) that hold less than a 10% share of the total Canadian telecommunications market. This change is expected to occur before the beginning of 2013.

Regulation of Telecommunications

General Regulatory Environment

We are generally subject to regulation governing the operation of our business activities. Such regulation typically takes the form of industry specific laws and regulations covering telecommunications services and general competition law applicable to all activities. The following section describes the regulatory framework and the key regulatory developments in Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine, Kazakhstan, Uzbekistan and Armenia. We are also subject to significant regulation in other countries in which we operate. Such regulations have a significant impact on our local operations in those countries, but we believe that such regulations are not material to our consolidated business and results of operations.

Regulation of Telecommunications in Russia

The Federal law “On Communications,” or the “Communications Law,” came into effect on January 1, 2004 and is the principal legal act regulating the Russian telecommunications industry. The Communications Law sets forth general principles for the regulation of the telecommunications industry, including a description of the institutional framework for the federal government’s involvement in the regulation, administration and operation of the telecommunications industry. The most important aspects of the Communications Law with respect to our business address the federal government’s authority to:

•	license communications service providers;

•	allocate radio frequencies;

•	certify telecommunications equipment;

•	allocate numbering capacity;

•	ensure fair competition and freedom of pricing; and

•	conduct oversight of operators’ compliance with the terms of their licenses and Russian law.

In order to establish and commercially launch a wireless telecommunications network, a company must receive, among other things:

•	a license to provide mobile telephony services using a specific standard and band of radio frequency spectrum;

•	permission to use radio frequency for its radio electronic devices, or “REDs;”

•	a decision on allocation of radio frequency bands;

•	registration of its REDs and high frequency equipment;

•	authorization to put into operation communications networks (including communications facilities); and

•	a decision on allocation of numbering resources.

For the risks related to the regulation governing the operation of communications networks, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—We face uncertainty regarding our frequency allocations, equipment permits and network registration, and we may experience limited spectrum capacity for providing wireless services.”

Russian Regulatory Authorities

The regulation in the telecommunications area in Russia is conducted by several governmental agencies. These agencies, whose functions are not often clearly defined, form a complex, multi-tier system of regulation and supervision that is subject to frequent revision.

The Ministry of Communications and Mass Media, or the “Ministry,” is currently the federal body with executive power to regulate the telecommunications industry. The Ministry has the authority to set policy and adopt regulations in the area of communications and make proposals to the President and the Russian Government on issuance of legal acts regarding certain key issues in the area of communications. The Ministry controls and coordinates the activity of the following entities: (i) the Federal Communications Agency, or “Rossvyaz,” (ii) the Federal Agency on Press and Mass Media, or “Rospechat,” and (iii) the Federal Supervisory Service for Communications, Information Technologies and Mass Media, or “Roskomnadzor.”

Rossvyaz and Roskomnadzor have functions particularly relevant to our business. Rossvyaz is responsible for allocation of the numbering resources and certification in accordance with the established procedure. Roskomnadzor is responsible for the licensing of activities in the area of telecommunications, issuing permissions for radio frequency use, control over telecommunications and information technologies, control over radiation of REDs and high frequency devices and the registration of REDs and high frequency devices.

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

Licenses issued prior to the enactment of the Communications Law and Regulation No. 87 of the Russian Government dated February 18, 2005 “On approval of the list of the types of communications services and the list of conditions included into licenses,” or “Regulation 87,” generally contain a number of other detailed conditions, including a start-of-service date, requirements for adhering to technical standards and a schedule of the capacity of the network that the licensee must attain. These license conditions also require that the licensee’s services, by specified dates, cover either (i) a specified percentage of the territory for which the license is issued or (ii) a specified number of cities within the territory for which the license is issued. Conditions in licenses issued after the enactment of Regulation 87 must include the period during which the licensee is entitled to provide the relevant services, the start-of-service date, and the territory in which the relevant services are to be provided, as well as certain other conditions depending on the type of the licensed activity, including information on the calculation of compulsory payments into the universal services fund, as described below.

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

The Government Regulation No 171 of March 16, 2011, or “Regulation 171,” established the rules of charging a one-off payment and annual payments for radio frequency spectrum usage in the Russian Federation. The new rules concern all user categories and radio facilities operating in all types of networks. Pursuant to Regulation 171, and by Order No 164 of June 30, which came into effect on January 1, 2012, the Ministry established the calculation procedure for one-off and annual payments. This calculation procedure was amended by the Order of the Ministry No 352 of December 22, 2011 which decreased one-off payment rate and updating the calculation procedure of frequency assignments. The amendment came into effect on February 17, 2012. The amounts of one-off and annual payments are determined by multiplying the rate by the quantity of frequency assignments indicated in the permit for radio frequency usage and by the index depending on frequency bandwidth category, population within RED location, frequency band width in use, working frequency range, the perspective of the radio technology and network social dimension. At present the rate of one-off payment is 300 rubles for one frequency assignment. The rate for annual payments is RUB 1,400.

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

For the risks related to the new numbering system, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—We operate in an uncertain regulatory environment, which could cause compliance to become more complicated, burdensome and expensive and could result in our operating without all of the required permissions.”

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

Regulation of Telecommunications in Italy

The National Regulatory Authority (Autorità per le Garanzie nelle Comunicazioni, or “AGCOM”) and the Communications Department of the Italian Ministry of Economic Development together regulate all aspects of the telecommunications markets in Italy, comprising the mobile, fixed-line and Internet markets following their own competencies coming from exiting EU regulation as adopted in Italy. Their regulatory powers mainly include licensing, authorizations, access interconnection, frequency allocation, numbering, universal service obligations, tariff regulation and there balancing and arbitration of disputes between operators.

AGCOM is financed by a fee based on operators income results following regulation performed by AGCOM each year. The Public numbering schemes are adopted by AGCOM and managed for numbers assignation by the Ministry.

The Italian Competition Authority (Autorità Garante della Concorrenza e del Mercato, or “AGCM”) is the competent authority for competition related issues of the telecommunications market in Italy.

Business undertaken by WIND Italy in the European Union is subject to the EU framework on telecommunications regulation which includes directives, recommendations and opinions. As such, as a member of the EU, Italy is required to implement directives issued by the EU, which directives may take effect automatically on a member state. Regulations adopted at the EU level also have general application and are binding and directly applicable on EU member states.

Licenses, Authorizations and Concessions

In Italy licenses, authorizations and concessions for frequencies and numbering right of use are required by the Ministry for Economic Development. The continued existence and terms of licenses, authorizations and concessions are subject to review by regulatory authorities and to interpretation, modification or termination by these authorities. Moreover, authorizations, licenses and concessions as well as their renewal terms and conditions may be affected by regulatory factors. WIND Italy is licensed to provide mobile telecommunications services in Italy. WIND Italy’s license to operate its GSM/GPRS network expires in 2018, while its UMTS license expires in 2029. On September 29, 2011, WIND Italy was awarded spectrum in both the 800MHz and 2600MHz frequencies following the completion of the competitive spectrum auction initiated by the Italian Ministry for Economic

Development. The acquisition of 800 MHz frequencies by WIND Italy carries obligations of minimum broadband coverage. For this WIND Italy plans to make significant investments in its LTE network during the next several years. However, the terms of WIND Italy’s licenses and frequency allocations are subject to ongoing review and, in case of relevant issues, are subject to modification.

Market Analysis

The Italian telecommunications market is regulated pursuant to a regulatory framework that was adopted by the European Commission in 2002 to harmonize the regulatory environment among European countries to promote convergence between telecommunications and broadcast networks and services, and to further encourage competition in the telecom market. This regulatory framework consists of the Framework Directive (2002/21/EC), Access and Interconnection Directive (2002/19/EC), Authorizations Directive (2002/20/EC), Universal Service Directive (2002/22/EC), Data Protection Directive (2002/58/EC), Directive on the competition in the markets for electronic communications services (2002/77/EC) and Regulation on unbundled access to the local loop (2000/2887/EC). This regulatory framework is further complimented by the EU radio spectrum policy, governed by the Radio Spectrum Decision (2002/676/EC), the Recommendation of the European Commission on Relevant Markets (2003/311/EC), or the “Initial Recommendation,” and the European Commission Guidelines for market analysis and the assessment of significant market power (2002/165/EC), or the “Guidelines.” The EU regulatory framework has been implemented in Italy through the adoption of the legislative decree of August 1, 2003, no. 259 (“Codice delle Comunicazioni Elettroniche,” or the “Electronic Communications Code”), which became effective on September 16, 2003. The Electronic Communications Code requires AGCOM to carry out, taking into account the Initial Recommendation and the Guidelines, a market analysis to identify operators with “significant market power,” or “SMP,” i.e., operators which, either individually or jointly with others, enjoy a position equivalent to dominance, that is to say a position of economic strength affording them the power to behave to an appreciable extent independently of competitors, customers and ultimately consumers. This analysis is undertaken with a view to check if SMP operators are identified, and to impose certain regulatory obligations on such dominant operators or otherwise confirm, amend or withdraw the existing obligations imposed on them as per prior market analysis, if AGCOM detects that the market is not competitive. The market analyses carried out by AGCOM are subject to the scrutiny of the EU Commission which, to a certain extent, can challenge AGCOM’s findings. In 2008, AGCOM completed a round of analysis and designated Telecom Italia as an operator with SMP in all wholesale and retail fixed-line and mobile markets. The only exceptions were the wholesale mobile call origination market and the wholesale international roaming market, which AGCOM confirmed were competitive and thus did not warrant ex ante regulation. The only two relevant markets where operators other than Telecom Italia were found to hold SMP were the wholesale termination of voice calls on individual mobile networks and wholesale termination of voice calls on individual fixed-line network, where WIND Italy and other network operators were found to hold SMP. As an ex ante regulatory measure, AGCOM adopted a “glide-path” (a gradual decline in mobile termination rates and fixed-line termination rates) for each of these markets. AGCOM finalized its second round of market analysis on fixed termination in May 2010, confirming Telecom Italia and alternative network operators, or “ANOs,” including WIND Italy, as entities with SMP.

Adoption by Telecommunications Operators of Service Charters

AGCOM Resolution 179/03/CSP identifies quality indicators and certain criteria according to which telecommunications operators are required to set quality standards and sets the minimum requirements for the adoption by telecommunications operators of Telecommunications Services Charters. It furthermore establishes general criteria for the quality of telecommunications services, providing sanctions for non-compliance, including refunds for customers. In addition, AGCOM adopted specific resolutions on quality and services charters in relation to each of the main areas of electronic communications services (fixed-line voice calls, mobile and personal communications, Pay TV, Internet access) setting forth the level of quality for services typically provided in each of these areas. In respect of the obligations set out above, AGCOM adopted a number of resolutions, including Decision 79/09/CSP related to phone centers providing information to customers, establishing principles and rules related to the provision of minimum quality of service standards. Regarding quality of service standards, in particular AGCOM adopted Resolutions 244/08/CSP and 400/10/CONS under which, from October 2010, it is possible for customers to measure the quality of their fixed-line connection to internet through a certificated and free software agent (so called Nemesys) downloaded into customers’ computers. Since June 2010, in cooperation with FUB (Ugo Bordoni Foundation), AGCOM has also started negotiating a technical table with all mobile operators, including MVNOs, to define indicators through which it will be possible to measure quality of all mobile services. AGCOM has also proposed numerous measures to protect customers. Among these, Decision 326/10/CONS introduced specific measures to avoid unexpectedly high billing in the mobile data retail market.

Universal Service Obligations

In Italy, fixed line and mobile operators, including WIND Italy, are required to compensate Telecom Italia for costs incurred by it for its universal service obligations, or “USO,” which require that it provide a basic level of services with a given quality to all consumers in Italy at affordable rates. The Ministry of Economic Development manages a USO fund financed by operators. AGCOM defines amounts of contributions and renewed its USO calculations for 1999 through 2003, following four legal appeals filed by Vodafone. The final AGCOM decision about USO calculations for 2004 was issued in December 2011.

International Roaming

With respect to the wholesale international roaming market, on June 30, 2007, the EU Regulation on Roaming (2007/717/EC), or the “Roaming Regulation,” came into effect. The Roaming Regulation provides a steady reduction in retail and wholesale roaming charges for calls made to destinations within the EU and the EEA. As of July 1, 2009, the European Commission proposal to extend the scope and duration of the Roaming Regulation came into effect, which, among other things, further reduces the caps applicable to roaming voice charges, while extending the glide path for roaming voice charges to 2012, and introduces a cap on the roaming charges that operators can charge for SMSs and mobile data services. The Commission published a proposal for a Roaming III Regulation on July 6, 2011 to replace the current Roaming Regulation. European Parliament and the Council are currently discussing to reach a first reading agreement under the ordinary legislative procedure before the current regulation expires in June 30, 2012.

Interconnection Rates

Telecom Italia, the incumbent and former monopoly telephone services provider, owns and operates the largest fixed-line voice telephone network in Italy. As a result, the ability of other operators, including WIND Italy, to provide fixed-line voice and other telecommunications services is dependent on the ability of such other operators to interconnect with Telecom Italia’s network. Accordingly, the wholesale interconnection rates that Telecom Italia charges other operators are regulated by AGCOM through a wholesale (network) cap regime. Following the second round of market analysis, the relevant Decisions are: 731/09/CONS (wholesale fixed access), 2/10/CONS (Circuits), 179/10/CONS (call collection and fixed termination), and 180/10/CONS (wholesale transit) and 229/10/CONS (fixed termination rate for 2011 both for Telecom Italia and alternative fixed operators) The fixed termination rate values both for Telecom Italia and other operators (Time Division Multiplexing, or “TDM”—traditional interconnection—and Internet Protocol, or “IP”) for 2012/2013 will be set by AGCOM with new proceedings during 2012 also adopting bottom-up long-run incremental cost, or “BU-LRIC,” models on IP.

Mobile Regulatory Environment

Mobile Termination

As a result of its market analysis on wholesale termination of voice calls on individual mobile networks, on December 5, 2008, AGCOM designated all mobile operators in Italy (Telecom Italia, Vodafone, WIND Italy and Hutchison 3G), as operators with “significant market power” in this market. Accordingly, AGCOM imposed certain transparency, access, non-discrimination, price control and cost accounting obligations on each of them. In particular, AGCOM set forth a four-year “glide path” (a gradual decline in mobile termination rates), which is set out below, such that by 2012 all termination rates will be the same for each operator.

IT	AGCOM second round market analysis decision (667/08/CONS) (Big Five Dec. 2008); third round decision (621/11/CONS) (Big Five Nov. 2011).
	MNOs	Maximum absolute MTRs (in €cents/min)
		Previous NRA decisions						NRA decision of Nov. 2011*
		July 1, 2006	July 1, 2007 (Jan. 1, 2008 for H3G)	July 1, 2008 (Nov. 1, 2008 for H3G)	July 1, 2009	July 1, 2010	July 1, 2011	July 1, 2012*	Jan. 1, 2013	July 1, 2013
	TIM and Vodafone	11.20	9.97	8.85	7.70	6.60	5.30	2.50	1.50	0.98
	Wind	12.90	11.09	9.51	8.70	7.20	5.30	2.50	1.50	0.98
	H3G	-	16.26	13.00	11.00	9.00	6.30	3.50	1.70	0.98
	* The glide path is significantly steeper than the one proposed in the draft third round market analysis decision, under which symmetry would have been reached on Jan. 1, 2014 and the pure BU-LRIC MTR on Jan. 1, 2015.
	Source: Cullen International

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

After a specific investigation, AGCOM, by its subsequent decisions, confirmed the introduction of MVNOs only through a commercial agreement with an operator, rather than as a legal requirement, as AGCOM did not find any mobile operator to hold a dominant position in this market either individually or collectively.

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

Assignment of Frequencies

In August 2011 the Italian Ministry of Economic Development started to auction the rights of use for frequencies in the 800 MHz, 1800 MHz, 2000 MHz and 2600 MHz band. WIND Italy took part and on October, 3 2011 obtained two blocks of 2x5 MHz per block in the 800 MHz band for €977 million and four blocks of 2x5 MHz per block in the 2600 MHz band for €143 million.

Abolition of Mobile Recharge Fee

In March 2007, the so-called “Bersani Decree” (Law Decree No. 7 of January 31, 2007, converted into Law No. 40 of April 2, 2007) abolished the fixed charge for mobile top-ups on pre-paid SIM cards.

Fixed-Line Regulatory Environment

Pursuant to the Access and Interconnection Directive (2002/19/EC), national regulatory authorities, including AGCOM, may require an operator with “significant market power” to regularly produce a “reference interconnection offer” setting forth the terms and conditions at which such operator will provide access to specified services approved by the regulator. The interconnection reference offer of Telecom Italia covers the following services: (i) fixed-line collection and termination, (ii) interconnection services (circuits), (iii) LLU, (iv) bit stream, and (v) wholesale line rental, or “WLR.” Normally, Telecom Italia publishes its reference proposals that, for cost based items, are scrutinized by AGCOM with specific proceedings (public consultations and decisions). Also ANOs are obliged to publish their reference offer regarding fixed termination rates.

Fixed-Line Collection and Termination

AGCOM designated certain alternative fixed-line operators, including WIND Italy, as subject to a four-year “glide path” (a gradual decline in fixed-line termination rates) to fixed-line termination rates for calls terminating on their respective networks. The new rules regarding call collection and termination have been set by Decision 229/11/CONS.

According to decision 229/11/CONS, ANOs’ fixed termination rates are kept to €0.57 per minute for the whole of 2011, and from 2012, Telecom Italia’s and ANOs’ fixed termination rates will be defined in a symmetric way (both on TDM and on IP) following the results of two different proceedings (one for TDM termination and other for IP termination based on BU-LRIC cost model). As of 2013, only IP fixed termination will be regulated. Decision 179/10/CONS also established the opening of a proceeding to define 2012 termination rates for Telecom Italia and ANOs following the adoption of a BU-LRIC model, which is not yet up.

Wholesale Terminating Segments of Leased Lines and Interconnection circuits

On January 26, 2006, pursuant to AGCOM’s Decision No. 45/06/CONS on the termination segments of leased lines market and the long distance leased lines market, AGCOM notified Telecom Italia that it had been identified as an operator with “significant market power” in both these markets. A new upgrade of regulation on wholesale terminating segments of leased lines and interconnection circuits have been issued with the new market analysis in AGCOM’s Decision No. 2/10/CONS. In particular, terminating circuits are regulated by the adoption of a network cap mechanism, while the interconnection services are cost based.

Direct Telephone and Broadband

Three main regulatory provisions affect competition in the direct telephone and broadband markets, namely the regulatory provisions regarding LLU, Bitstream and WLR. Following the market analysis in AGCOM’s Decision No. 731/09/CONS, a new cost mechanism was set by AGCOM with the introduction of LRIC bottom-up for all wholesale access services. A specific consultation in connection therewith was performed by AGCOM in May 2010 (in AGCOM’s Decision No. 121/10/CONS), proposing new values to be applied.

Following the market test, AGCOM sent a proposal to the European Commission, which answered. The new model defined 13 different network caps to be applied to all access wholesale copper services for the years 2010 to 2012. Economic wholesale changes year to year will occur only if a quality test on performances rendered by Telecom Italia to ANOs receives a green light by AGCOM. The final decision has been adopted at the end of 2010 with AGCOM’s Resolution No. 578/10/CONS, which set the 2012 prices for LLU monthly fees at €9.28 and WLR basic line monthly fees at €12.88.

New Technologies

VoIP and NGAN

Voice over Internet Protocol, or “VoIP,” is a general term for a set of transmission technologies for the delivery of voice communications, such as voice, facsimile, and/or voice-messaging applications over IP networks such as the Internet, rather than the PTSN. In Italy, while VoIP providers operate under the same general authorization regime as other providers of electronic communications services, AGCOM regulates the provision of VoIP services pursuant to its Decision 11/06/CIR. The rights and obligations of VoIP providers may differ depending on the type of VoIP services provided, based on the category of “electronic communications services” under which such services fall. In December 2011, AGCOM published Decision 128/11/CIR which included the main technical guidelines on IP interconnection among networks for the provision of VoIP services. Following EU regulation on next generation access network, or “NGAN,” remedies, in Italy AGCOM has adopted a ruling on NGAN wholesale services Telecom Italia is obliged to offer (end to end service, Bitstream, virtual unbundling local access, or “VULA,” and access to passive elements).

Regulation of Telecommunications in Algeria

The main elements of the regulatory framework for the telecommunications sector in Algeria are embodied in the Telecom Law of August 2000 (No. 2000-03, August 5, 2000), or the “Algerian Telecommunications Law.” This law established general rules pertaining to the organization of the sector, defined the regulatory framework for the authorization of telecommunications services and introduced changes to permit competition between private operators. The policy set out by the Algerian government is to continue to liberalize the telecommunications sector and allow competition to set price levels for the benefit of consumers, although recently the regulator has been trying to regulate retail prices.

Under the Algerian Telecommunications Law, the Algerian telecommunications market is monitored by the Ministry of Post, Information Technology and Communications, or the “MTIC,” which is responsible for establishing policies, and regulated by the Autorité de Régulation de la Poste et des Télécommunications, or the “ARPT,” a body established as an independent and financially autonomous regulator, which is responsible for granting telecommunication licenses and monitoring the quality of services, requested from each operator based on its respective license. The ARPT also monitors compliance with existing laws and regulations, assigns and monitors the use of frequencies, grants numbers to operators and acts as an advisor to the MTIC, in which role it assists in the preparation of new regulations relating to the development of the sector. The ARPT also settles disputes between operators in the event that the negotiations between the parties do not result in an agreement.

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

In September 2011, a 3G license tender was launched by ARPT and driven by MTIC. The tender was open to all current GSM operators, as well as foreign operators. The process has been put on hold and should be re-launched at a later phase. 4G possibility has also been mentioned, although the exact direction of the Algerian authorities is not yet clear.

The provision of domestic roaming services is not required under the Algerian Telecommunications Law until the relevant operator has fulfilled its respective roll-out obligations under its license.

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

In March 2009, the MTIC began a consultation amongst all the mobile players for a possible reform in the telecom law, but no final decision has been taken on the new telecom law.

In 2009, the Complementary Finance Law introduced a new 5% sales tax on mobile recharges which is not passed on to the end user in the price of the recharge. This applies to all mobile carriers in Algeria. In 2010, the Supplemental Finance Act introduced a new penalty scheme for mobile operators failing to identify mobile SIM card chips. Mobile operators may be fined DZD 100,000 (approximately US$1,500 at an exchange rate of December 31, 2011) for each non-identified SIM user during the first year of the application of Article 53 of the 2010 Finance Act and DZD 150,000 (approximately US$ 2,000 at an exchange rate of December 31, 2011) during the second year of the application of the Finance Act. Article 22 of the 2010 Supplemental Finance Act also introduced a new flat rate tax, ranging from 30% and 80%, on super profits that are generated in special circumstances, outside the oil and gas sector. This tax is levied on exceptional margins, and the conditions of application will be defined in implementing regulations.

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

Regulation of Telecommunications in Pakistan

The Pakistani telecommunications industry is regulated by the government of Pakistan, acting through the Ministry of Information Technology, or the “MoIT,” and the Pakistan Telecommunications Authority, or “PTA.” The government of Pakistan is responsible for establishing policy relating to telecommunications. Subject to the policies issued by the government of Pakistan and the provisions of the Pakistan Telecommunications Act, the PTA is responsible for regulating the telecommunications industry, including licensing, tariff regulation and arbitration of interconnection disputes. Moreover, in amendments made to the Telecommunications Act in 2006, the PTA has been given the power to regulate competition in the telecommunications sector in Pakistan. The Frequency Allocation Board, or the “FAB,” has been constituted to allocate and assign frequencies.

In January 2004, a mobile cellular policy was issued by the Pakistani government in relation to the mobile telecommunication sector. This followed the De-Regulation Policy for the Telecommunications Sector issued in July 2003 in relation to the liberalization of the telecommunication sector focusing on fixed-line telecommunication. The Pakistan Telecommunications (Re-Organization) Act 1996, or the “Pakistan Telecommunications Act,” as amended, and the rules and regulations made thereunder, including the Pakistan Telecommunication Rules 2000, or the “Telecommunication Rules,” and license terms and conditions principally regulate mobile telecommunication networks and services in Pakistan.

The objectives of the mobile cellular policy and the deregulation policy include promoting competition, developing infrastructure and increasing investment in the telecommunications sector. An important aspect of the mobile cellular policy includes the requirement that all holders of cellular mobile licenses at the date of the implementation of the policy will pay fees for renewal of their licenses upon expiration of such licenses. The renewal will be for 15 years. The fees for renewal will be the same as those that Warid Telecom and Telenor were initially required to pay for their licenses, i.e., a total of US$291 million. In addition, existing holders of licenses were requested by the PTA to accept allocation of additional frequencies in the 1800 MHz band in exchange for a narrower spectrum in the 900 MHz band.

The five-year life cycle of these policies has ended and the MoIT is in a process of consultation with all stakeholders before finalization of a new telecom policy. Mobilink has forwarded its detailed comments/suggestions on the mobile cellular policy and suggested changes to the MoIT for incorporation in the revised policy. The MoIT had originally forecasted to finalize a new policy in 2010. A new Federal Minister of IT was appointed in December 2010; meanwhile some core staff of the Ministry, including the Federal Secretary, have retired from service. Consequently, formulation of new Telecom Policy is expected to take some time.

In accordance with the Telecommunication Rules, an operator whose share of the relevant market exceeds 25.0% in terms of revenue is presumed to have a dominant market position and categorized as having a significant market position, or “SMP.” In August 2004, it was determined that Mobilink, our operator in Pakistan, had SMP in relation to interconnection and retail markets and, consequently, it was subject to increased regulation by the PTA. In July 2010, however, after completing a consultation process to redefine the relevant telecommunications markets and determine the SMPs in the relevant markets, the PTA determined that the mobile telecommunications market was in a state of fair competition, particularly after the introduction of mobile number portability in Pakistan. As a result, the PTA decided that, until otherwise determined, the mobile telecommunications market is no longer a relevant market for the purpose of declaring SMP operators, and Mobilink was freed of the SMP regulations.

In 2001, the PTA introduced a new tariff regime based on the “calling party pays” principle, which effectively made all incoming calls free of charge to the receiver of such calls. This change has increased the affordability of mobile phone services in Pakistan.

Mobile number portability, or “MNP,” is a facility provided by telecommunications operators which enables customers to keep their telephone numbers when they change operators. The Mobile Number Portability Regulations 2005 provide for eligibility criteria for MNP, rights and obligations of subscribers requesting that their numbers be ported and duties and responsibilities of operators. MNP was launched throughout Pakistan on March 23, 2007. The PTA and all mobile operators agreed on a porting fee of PKR 500 to be paid by the recipient to the donor operator for each completed port. On September 1, 2009, this fee was reduced to PKR 250 per completed port. The PTA in May 2007 directed all fixed-line operators to upgrade their networks to support MNP. Furthermore, the PTA directed cellular mobile operators to provide onward routing free of charge for the first two months following implementation of MNP, after which onward routing charges of PKR 0.30 per minute (charged on per second basis) over and above the normal inter-connect charges are to be paid by the originating fixed-line operator to the mobile operator providing the onward routing facility. Onward routing charges were made part of transit charges (not to be charged separately) with effect from June 1, 2008 by the PTA’s determination dated May 9, 2008. The Cellular Policy encourages domestic roaming, the sharing of bands and infrastructure sharing; however, it does not impose any obligation in this respect and the matter is left to the various operators to negotiate on commercial terms.

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

In July 2010, the Ministry of Finance formally asked the MoIT and the PTA to auction 3G licenses to mobile companies in the financial year 2010-2011. The PTA is planning to announce the auction in the last quarter of 2010 and hold it back if applicants are more than the frequency blocks available. It was announced by government officials that 3G auctioning policy for spectrum is expected to be prepared by end of the first quarter of 2011. The PTA would then be able to announce plans for launch of 3G services once the policy is approved by the government. In the annual budget 2011-2012, the government has estimated receipt of an amount of Rs.75 billion (approximately US$880 million) from PTA. The inference drawn is that this estimated receipt is on account of 3G spectrum auction. On June 2, 2011, PTA informed all cellular mobile operators that they would be shortly initiating the process for auctioning of 3G spectrum / licenses after obtaining approval of Government of Pakistan and asked all operators to send their expressions of interest, for this auction by June 30, 2011. The PTA has not, however, provided any details regarding availability of spectrum, auction process, eligibility criteria, payment terms or roll-out obligations. PMCL, our subsidiary in Pakistan, has submitted an expression of interest, along with a request for more information on the details of the proposed 3G auction, in order to assess the opportunity and plan accordingly.

In addition, in April 2009 the government announced a 50% reduction in the activation tax on each new mobile phone, a reduction in General Sales Tax (being the federal excise duty on mobile usage) from 21% to 19.5%, a 50% reduction in customs duty on imported mobile phone handsets and the abolition of a regulatory duty on the importation of mobile phone handsets. These new taxes were applicable from July 1, 2009.

Due to the prevailing security situation in Pakistan, the issue of mobile phone customers’ identity documentation has been a concern of the regulators since 2007. The MoIT issued a policy directive on January 14, 2008, based on which PTA issued a standing operating procedure, or “SOP” on February 22, 2008 for implementation by the cellular operators. The PTA specified a number of measures to be taken by the operators laying down strict timelines and threat of legal action against defaulting operators and permanent closure of defaulting franchisees. Upon the aggregate industry’s request, the PTA relaxed its timelines. Since April 2008, the PTA has become more aggressive in its ground checks to ascertain SOP compliance.

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

Since April 2010, the PTA has started its campaign to clean up the corporate customers’ records in view of the involvement of SIMs issued in the name of corporate customers in grey telephony market. The PTA modified its SOP on customers’ documentation so as to relate to corporate customers. Sale of connections to corporate customers has been restricted only to mobile operators’ customer service centers and in-house sales channels (mobile operators’ employees only). A national tax code has been made a mandatory requirement for getting corporate connections. The PTA’s emphasis on corporate customers’ documentation continues, where they have requested to report on the physical inspection carried out on the corporate customers’ documents.

As far as interconnection is concerned, mobile termination rates (fixed and mobile) were fixed on the basis of the PTA’s determination in May 2008, which was gradually reduced till it reached its final implementation stage in January 2010. The industry once more requested the PTA to reconsider the termination charges and charges for SMS services. On April 7, 2010, the PTA conducted a survey of this case but the Chairman of the PTA reserved the decision which we expect will be announced in near future. In the light of this disagreement amongst the mobile operators, the PTA has decided that mobile to mobile SMS shall continue to be settled in accordance with the sender keep all principle until an additional order is issued.

Regulation of Telecommunications in Bangladesh

The main elements of the regulatory framework for the telecommunications sector in Bangladesh are embodied in the Bangladesh Telecommunications Act 2001, or the “Act.” The Act establishes rules relating to the supply of telecommunications services.

In the past, the Bangladesh telecommunications market was regulated by the Bangladesh Telecommunications Regulatory Commission, or “BTRC,” which was established in 2001 as a statutory body to be independent from the Ministry of Post and Telecommunications. The BTRC regulated the provision of telecommunications services and was responsible for granting and renewing licenses. The BTRC consists of five commissioners appointed by the government of Bangladesh. The principal functions and duties of the BTRC included issuing licenses for telecommunications systems and services, regulating telecommunication activities and supervising telecommunication licensees.

Pursuant to the Amendment of the Telecom Act 2010, responsibilities such as issuance of licenses for telecommunications systems and services, regulation of the telecommunication activities and supervision of telecommunication licensees have been transferred from the BTRC to the Ministry of Post & Telecommunications, or “MOPT.” Subsequent Amendments of Telecom Act 2010 have been discussed in parliament; however upon the Standing Parliamentary Committees’ strong reservation, the bill regarding amendments has been postponed for further review. The decision is pending.

As a result of the Telecom Act 2010, the BTRC will be working as an executive body for forming and regulating the telecommunication policies. The MOPT has been empowered for issuance and renewal of licenses. In September 2011, OTBL, our subsidiary in Bangladesh, received the final 2G license renewal guidelines. According to the terms and conditions in the renewal guidelines, OTBL is to pay approximately BDT 19.8 billion (equivalent to approximately US$263 million as of November 2011) over three years as spectrum and license renewal fees. In addition, according to the received guidelines, the validity of the license renewal is for 15 years.

In June 2005, the National Board of Revenue, or “NBR,” imposed a SIM tax on every new connection and, in February 2006, required all mobile operators to re-register all existing subscribers and imposed additional documentation requirements for registering new subscribers. These developments initially led to disruptions in the market and a slowing in the growth of new subscribers as the cost of the SIM tax was passed on to subscribers buying new SIM cards by all operators. However, all operators have introduced changes in their processes to overcome the impact of these requirements, including regular promotions, reducing the price of a new SIM card for several weeks to ensure growth of new subscribers. NBR is enquiring into a SIM replacement policy and seeking to identify possible SIM tax evasion in the context of SIM replacement with recycling of SIM.

The BTRC is reviewing a suitable way to award mobile phone operators 3G licenses to ensure license acquisition fees are not a burden to prospective operators, but no 3G licenses have yet been awarded. There are no MVNOs, and no legislation exists to enable such operations.

Regulation of Telecommunications in Ukraine

The Law of Ukraine “On Telecommunications,” or the “Telecommunications Law,” which came into effect on December 23, 2003 and the Law of Ukraine “On Radio Frequency Resource,” or the “Frequency Law,” the revised version of which came into effect on August 3, 2004, are the principal legal acts regulating the Ukrainian telecommunications industry. The Telecommunications Law proposed the adoption of various regulations by the Ukrainian Government and other governmental authorities to supplement the legal framework of the telecommunications industry. As of November 17, 2010, a majority of the orders and regulations proposed by the Telecommunications Law and Frequency Law have been promulgated. The effective “Plan for Using the Radio Frequency Resource of Ukraine,” which provides directions for the use of radio frequency resources, indicates particular frequency bands and allows for radio technologies, periods of operation and perspective technologies was adopted on June 9, 2006. In 2008 and 2009, the Cabinet of Ministers approved the changes to the above-mentioned plan which allow the implementation and usage in Ukraine of such radio technologies as mobile communication of third generation and technologies of broadband access to Internet WiMAX.

The Telecommunications Law sets forth general principles for the regulation of the telecommunications industry in Ukraine, including a description of the institutional framework for the government’s involvement in the regulation, administration and operation of the telecommunications industry in Ukraine. The most important aspects of the Telecommunications Law with respect to our company address the government’s authority to:

•	license wireless (mobile) telecommunications service providers,

•	allocate radio frequencies,

•	certify telecommunications equipment,

•	allocate numbering capacity,

•	ensure fair competition and freedom of pricing, and

•	conduct oversight of operators’ compliance with the terms of their licenses and Ukrainian law.

In order to establish and commercially launch a wireless telecommunications network, a company must receive, among other things:

•	a license to provide wireless (mobile) telephony services using a specific standard and band of radio frequency spectrum;

•	a license to use specified bands of radio frequency for its REDs;

•	certificates on electromagnetic compatibility and operating permits for its REDs; and

•	a permit for allocation of numbering resources.

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

Regulation of Telecommunications in Kazakhstan

The Law of the Republic of Kazakhstan No. 567-II “On Communications,” dated July 5, 2004, in Kazakhstan, or the “Kazakhstan Communications Law,” which came into effect on July 10, 2004, is the principal act regulating the telecommunications industry in Kazakhstan and sets forth general principles for the regulation of the telecommunications industry, the authority of each regulatory agency, the rules governing telecommunications networks’ cooperation and consumer rights protections. Several additions to the Kazakhstan Communications Law that acted to stimulate competition in the sphere of DLD and ILD became effective as of January 1, 2006. In accordance with the Kazakhstan Communications Law, the government of Kazakhstan and certain other governmental agencies adopted a number of acts regulating specific aspects of the telecommunication industry, the most important of which are outlined in greater detail below. The Kazakhstan Communications Law was recently amended and uncertainty remains regarding any further developments in the Kazakhstan Communications Law.

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

Kazakhstan Regulatory Authorities

Under the Kazakhstan Communications Law, the Ministry for Transport and Communications, or the “MTC,” is the central executive body authorized to implement state policy and governmental control with respect to telecommunications and to adopt relevant acts. The MTC acts in accordance with Governmental Decree No. 1232 “The Issues of the Ministry for Transport and Communications”, dated November 24, 2004. MTC is considered to be the successor of the recently reorganized Ministry for Communications and Information, or “MCI,” as well as all the relevant orders, rules and regulations adopted by MCI, such as: “On Providing Telecommunications Services,” “On Providing Cellular Telecommunications Services” and “On Connecting Telecommunications Networks to the Public Telecommunications Network.”

The primary functions of the MTC relevant to our business include:

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

The Inter-Agency Commission on Radio Frequencies, or the “ICR,” is a consultative-advisory agency of the Kazakh government that provides recommendations on government policy regarding frequencies. The National Security Committee and certain other governmental defense bodies also maintain a level of control over the telecommunications industry as part of its investigative operations.

Licensing to Provide Telecommunications Services and Radio Frequency Allocation

Telecommunications services may only be rendered in Kazakhstan by a valid license holder authorized to provide the relevant services. In accordance with the Kazakhstan Communications Law, the MTC issues licenses to provide telecommunications services on the basis of an application form or, as required, the results of a competitive tender.

The MTC may refuse to grant a telecommunications license in the event that (i) frequencies are not available or there is a lack of numbering capacity, (ii) the requested type of activity is subject to an auction, (iii) there is a risk to national security, or (iv) there are adverse health risks. The MTC may suspend a license if there is found to be (i) use of radio frequencies without a permit, (ii) violations of the licensing terms that can result in material damage, (iii) improper use of frequencies and (iv) failure to provide services under the license for a period of one year. A telecommunications license may be revoked only by a court ruling in specific cases provided by law.

On January 11, 2007 all licenses, including licenses for telecommunication services, became termless (perpetual) in accordance with the Law of the Republic of Kazakhstan No. 214-III “On Licensing”.

The MTC, together with and subject to the approval of the Ministry of Defense, is responsible for allocating frequencies in Kazakhstan. Frequencies are allocated in accordance with a table establishing frequency allocations in the ranges of 3 kHz to 400 GHz for all types of radio-electronic equipment. The Kazakhstan Communications Law also provides for a schedule of frequency band development and use to be approved by the MCI in accordance with ICR’s recommendations. Frequency allocations may be changed to accommodate the government’s administration, defense or national security. In such cases, the Kazakhstan Communications Law provides for reimbursement of damages to be paid to the operator.

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

Pricing, Competition and Interconnections

There are three central state bodies in Kazakhstan that control anti-monopoly legislation compliance in the telecommunications industry: (i) the MTC and (ii) the Kazakhstan Antimonopoly Authority, or the “KAA,” and (iii) the Agency for Regulation of Natural Monopolies.

The MTC’s powers in the anti-monopoly area include the following: (a) regulating and controlling natural monopolies in the telecommunication industry, (b) regulating tariffs of the dominant market players and (c) procuring that there is no discrimination with respect to access to telecommunications services. Currently operators must obtain the MTC’s approval for any increase of tariffs. The list of natural monopolies is determined in a governmental registry and approved, maintained and controlled by the Agency on the Regulation of Natural Monopolies.

The KAA oversees the maintenance of anti-monopoly legislation and regulates the market players holding dominant positions in the relevant market in Kazakhstan. As a general rule, to be recognized as a dominant player, an operator must control individually 35.0% or more of the relevant market. The list of dominant players is determined in a governmental registry and approved, maintained and controlled by the KAA. Currently, the list contains two wireless telecommunications operators, KaR-Tel, our operating subsidiary in Kazakhstan, and GSM Kazakhstan LLP, which operates under the brand name “K-Cell.” Since December 2010, the KAA is also the authorized agency responsible for consumer protection.

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

Beginning on January 1, 2006, telecommunications providers are no longer required to use the state-controlled fixed-line operator, Joint Stock Company “Kazakhtelecom,” to interconnect between networks and are now permitted to interconnect directly with other operators in accordance with interconnect agreements. The structure of interconnect agreements is set by the MTC, and dominant operators are required to enter into an interconnect agreements with any operator requesting interconnection.

Provision of fixed-line services is a licensed activity in Kazakhstan. There are three types of licenses in for fixed-line services in Kazakhstan: (i) a local telecommunications services license permitting the provision of services within a certain city or locality; (ii) an inter-city telecommunications services license; and (iii) an international telecommunications services license. Under Kazakhstan Communications Law, only holders of international and inter-city telecommunications license are permitted to transit traffic and only holders of international telecommunications services license are entitled to enter into direct interconnect agreements with foreign operators. Interconnection between telecommunications operators in Kazakhstan is regulated by the government. A mandatory form of interconnect agreement for a dominant operator is issued by MTC in accordance with Kazakhstan Communications Law and respective Rules. In spring 2010, the Kazakhstan government amended the international telecommunications license qualification requirements with a new requirement providing that licensees maintain title ownership over telecommunication lines, which are included in the telecommunication networks of the licensee. This change in the regulatory environment is likely to have a material effect on the international services market in Kazakhstan.

In 2009, the Kazakhstan Communications Law was amended to require all mobile operators to keep a register of IMEI-codes (codes of individual customer mobile terminal), and to lock individual handsets with certain IMEI-code upon request from customers and public security authorities.

In 2011, the MCI by Order No. 364 banned charges for connection and reduced the applicable tariff units to one second for domestic mobile operators’ traffic and 30 seconds for international roaming traffic.

In 2011, the licensing of certain activities—provision of telecommunication channel and IP-telephoning—was abolished.

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

Uzbek Regulatory Authorities

The Uzbek Agency for Communications and Information, or the “Agency,” is the specially authorized state administration authority that is responsible for regulating the telecommunications industry in the Republic of Uzbekistan. The Agency is the successor to the Ministry of Communications, which ceased to exist in accordance with Presidential Decrees No. UP-1823, dated July 23, 1997 and No. UP-3358, dated December 9, 2003:

The Agency’s powers are set out in the Law “On Communication” and may be supplemented by presidential decrees or cabinet decrees. Regulatory acts promulgated by the Agency within its terms of reference are binding on all individuals and legal entities. The Agency’s primary functions relevant to our business include the following:

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

The State Communications Inspectorate for State Supervision of Postal and Telecommunications Businesses, or the “Supervisory Body,” is responsible for monitoring compliance by telecommunications companies with license requirements and conditions.

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

The Agency, the Ministry of Defense and the Cabinet’s Government Communications Service all have the right to allocate radio frequencies to public and private operators. The Agency is the coordinating body authorized to resolve problems and implement state policy in communications, information and use of the radio frequency spectrum. The Ministry of Defense is responsible for monitoring and supervising the use of radio frequencies in order to secure the defense and security of the Republic of Uzbekistan and the Cabinet’s Government Communications Service, or the “SPS,” is responsible for supervising safe radio navigation for flights and the aeronautical mobile service in the radio bands allocated by the State Radio Frequency Committee, or the “GKRCh.”

Specific radio frequencies are granted to users in accordance with a national table of radio frequency allocation. The allocation of radio frequencies among users of the radio frequency spectrum may take place on the basis of a tender or the results of an auction. The radio frequency spectrum is allocated to users for a specific term as prescribed in the permit from the radio frequency authority or in the contract for use and use of the radio frequency spectrum must be paid for. Relations between the GKRCh and the Center for Scientific and Marketing Research, or the “TsEMS,” and radio frequency users arise on a contractual basis. The Agency may suspend or restrict the right to use radio frequencies in terms of time and/or geographical area. For commercial purposes, radio frequencies are allocated, as a rule, on a secondary basis, and in case of withdrawal, suspension or restriction of the right to use the radio frequency spectrum no compensation is payable.

In accordance with the requirements of the Telecommunications Law, telecommunications equipment, including line-terminating apparatus, used in telecommunications networks within the Republic of Uzbekistan is subject to certification for compliance with established standards and technical specifications.

Pricing, Competition and Interconnection

Uzbek law provides that state policy for the prevention of monopolistic activity and unfair competition by businesses, state administrative authorities and also local state executive authorities is implemented by the State Committee for Demonopolization and Support of Competition and Entrepreneurship, or the “Antimonopoly Authority.” In addition, the Agency is authorized, together with the Antimonopoly Authority, to monitor the work of businesses which are natural monopolies in the sphere of telecommunications.

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

Resolution of the President of the Republic of Uzbekistan from January 1, 2012 for mobile operation introduced an additional charge for subscriber number (approximately US$ 0.22 per month).

Regulation of Telecommunications in Armenia

General Regulatory Overview

The Republic of Armenia is currently transitioning its telecommunications sector from a monopoly dominated by ArmenTel, to a competitive developed market. Regulation of the Armenian telecommunications industry currently consists of the Law on Electronic Communications, dated July 8, 2005 (effective September 3, 2005), and other laws and decisions of the Commission on Regulation of Public Services of the Republic of Armenia, or the “Regulator,” which is the national regulatory agency. The other relevant government body with respect to the telecommunications sector is the government of the Republic of Armenia the, or the “Authorized Body,” as described in more detail below.

The primary functions of the Law on Electronic Communications, which was drafted with the technical assistance and recommendations of the Word Bank, the International Telecommunications Union, or the “ITU,” and other international organizations, are to:

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

On January 1, 2011 a new Law on Procurement entered into the force and expanded regulation of procurement to public utilities companies including regulated services of telecommunication operators. The Law authorizes the Regulator to adopt procurement rules for operators providing regulated services that are currently limited to landline telephone services of «Armentel» CJSC. The Additional Requirements Towards the Procurements of “Armentel” CJSC (Decision No 616 of 28.11.2012) adopted by the Regulator entered into the force on February 1, 2012. The basic requirements include implementation of all procurements exceeding US$50,000 through open tenders with some exceptions, such as emergency procurements, exclusive capacity of venders based on copyrights or other exclusive rights.

Another important regulation, the Rules on Provision of Free Capacity of Ducts and Conduits by Dominant Operators (Decision No 414-N of 07.09.2011), or the “Rules.” The Rules were adopted by the Regulator in accordance with the authority delegated under the Article 25 of the Law on Electronic Communication. Among other things, the Rules define circumstances that could justify a dominant operator’s refusal of other operators’ applications for rent of free engineering infrastructure (ducts and conduits).

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 20-F. This discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of numerous factors, including the risks discussed in “Item 3—Key Information—D. Risk Factors.”

Our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F are prepared in accordance with IFRS, as issued by the IASB. We first adopted IFRS in our Dutch statutory financial statements for the year ended December 31, 2010. Our 2010 Dutch statutory financial statements were prepared after our U.S. GAAP consolidated financial statements for the year ended December 31, 2010 were prepared and incorporated into our Annual Report on Form 20-F for the year ended December 31, 2010. Accordingly, our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F contain reconciliations from U.S. GAAP to IFRS as issued by the IASB to inform investors about the changes in the basis of presentation from our U.S. GAAP consolidated financial statements for years ended December 31, 2010 and 2009. The reconciliations from our U.S. GAAP financial statements are summarized in Note 4 to our audited consolidated financial statements, and there were no material differences. In addition, IFRS 1 on first time adoption allows certain exemptions from retrospective application of IFRS in the opening statement of financial position. Where these exemptions have been used, they are explained in Note 4 to our audited consolidated financial statements.

Overview

Our total operating revenues were US$20,262 million for the year ended December 31, 2011, compared to US$10,522 million for the year ended December 31, 2010. Our operating profit was US$2,854 million for the year ended December 31, 2011, compared to US$2,794 million for the year ended December 31, 2010. Profit for the year attributable to the owners of the parent was US$543 million for the year ended December 31, 2011, compared to US$1,806 million for the year ended December 31, 2010.

VimpelCom Ltd. is the accounting successor to OJSC VimpelCom, and, accordingly, accounting data and disclosure related to the period prior to April 21, 2010 in our IFRS financial statements represent accounting data and disclosures of OJSC VimpelCom except for equity which was restated to reflect the capital structure of VimpelCom Ltd.

We use the U.S. dollar as our reporting currency. The functional currencies of our group are the Russian ruble in Russia, the Euro in Italy, the Algerian dinar in Algeria, the Pakistani rupee in Pakistan, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Kazakh tenge in the Republic of Kazakhstan, the Armenian dram in the Republic of Armenia, the Georgian lari in Georgia, the Kyrgyz som in Kyrgyzstan, the Burundian franc in Burundi, the Central African CFA franc in Central African Republic, the Vietnamese Dong in Vietnam, the Lao Kip in Laos and the U.S. dollar in Tajikistan, Uzbekistan and Cambodia.

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

Reportable Segments

We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Accordingly, our reportable segments consists of the five following business units:

•	Russia;

•	Europe & North America;

•	Africa & Asia;

•	Ukraine; and

•	CIS.

The Russia segment includes all results from operations in Russia. The Europe & North America segment includes all results from our operations in Italy and our share of profit or loss of WIND Canada, our equity investment in Canada. The Africa & Asia segment includes operating results from our operations in Algeria, Pakistan, Bangladesh, Burundi, Zimbabwe (accounted at cost), Central African Republic, Cambodia, Laos and

Vietnam. The CIS segment includes the operating results of all operations in Kazakhstan, Tajikistan, Uzbekistan, Georgia, Armenia and Kyrgyzstan. Although Georgia is no longer a member of the CIS, consistent with our historic reporting practice, we continue to include Georgia in our CIS reporting segment. The Ukraine segment includes the operating results of our operations in Ukraine. Our segment reporting changed in 2011 as a result of the Wind Telecom Transaction. The segment information for periods prior to the changes were adjusted to reflect the changes to segment reporting made in 2011. For more information on our reportable segments, please see Note 9 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Factors Affecting Comparability of Prior Periods

Our selected operating and financial data, audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition or consolidation, and, as a result, include results for our consolidated subsidiaries of the Wind Telecom Group (and all of our results from Italy, Algeria, Pakistan, Bangladesh, Zimbabwe (accounted at cost), Burundi and Central African Republic) from April 15, 2011, Kyivstar from April 21, 2010, and Laos from March 2011. We began to consolidate our operations in Vietnam as of April 26, 2011, which had previously been accounted for using the equity method. We do not provide comparable financial information for periods preceeding the date on which we acquired, consolidated or commenced operations in a particular country or segment. Our shares of (profit)/loss of associates and joint ventures accounted for using the equity method includes our associate in Canada, WIND Canada, from April 15, 2011. For more information, see “—Liquidity and Capital Resources—Investing Activities” below. The following table shows the percentage of our total operating revenue represented by each reportable segment’s total operating revenue from external customers (excluding intersegment revenues) for each reportable segment for the periods indicated:

	Year ended December 31,
	2011	2010	2009
Russia	44.3%	77.1%	84.2%
Europe & North America	27.6	—	—
Africa & Asia	13.2	0.2	0.1
Ukraine	7.6	10.6	1.9
CIS	7.3	12.0	13.8
Other revenues and adjustments	0.0	0.1	0.0
Total	100.0%	100.0%	100.0%

Recent Developments and Trends

The mobile markets in Russia, Italy, Ukraine, Kazakhstan, Armenia, Georgia, Kyrgystan and Vietnam have reached mobile penetration rates exceeding 100.0% in each market, and other mobile markets in which we operate also have high penetration rates: 99.4% in Algeria, 98.4% in Tajikistan, 87.1% in Cambodia, and 84.7% in Uzbekistan. As a result, we will focus less on subscriber market share growth and more on revenue market share growth in each of these markets. The key components of our growth strategy in these markets will be to increase our share of the high value subscriber market, increase usage of value added services and improve subscriber loyalty. Our management expects revenue growth in these markets to come primarily from an increase in usage of voice and data traffic among our subscribers.

The remaining mobile markets in which we operate, particularly Pakistan, Bangladesh, Laos, Burundi, Zimbabwe and Central African Republic, are still in a phase of rapid subscriber growth with penetration rates substantially lower than in Russia, Italy, Ukraine, Kazakhstan, Armenia, Georgia, Kyrgystan and Vietnam. In Pakistan, Bangladesh, Laos, Burundi, Zimbabwe and Central African Republic, our management expects revenue growth to come primarily from subscriber growth in the short term and increasing usage of voice and data traffic in the longer term.

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

Following the closing of Wind Telecom Transaction, we launched an integration program to capture the benefits of the combination and to achieve synergies from the enlarged group. Total synergies from the acquisition and integration of Wind Telecom are expected to be at least US$2.5 billion in net present value.

Other Recent Developments

On April 20, 2012, VimpelCom signed an agreement to sell its entire indirect 49% stake in GTEL Mobile to GTEL Transmit and Infrastructure Service One Member Company Limited, or “GTEL Transmit,” a related party of the our Vietnamese local partner, Global Telecommunications Corporation, or “GTEL,” for cash consideration of US$45.0 million. The sale was completed on April 23, 2012. As of completion of the sale, VimpelCom has no further obligations or liabilities to GTEL or GTEL Mobile, and GTEL Mobile is obligated to discontinue the use of the Beeline trademark after a six months transition period.

In April 2012, VimpelCom Ltd. was named as a third party in a claim brought by FAS against Telenor East and Weather II in the Moscow Arbitration Court. The claim was filed by FAS on the alleged basis that Telenor East’s February 15, 2012 purchase of 234 million convertible preferred shares of VimpelCom from Weather II violated relevant Russian law because Telenor East, as a company controlled by a foreign state (the Kingdom of Norway), may not exercise control over a Russian entity having strategic importance for the national defense and state security (such as our Russian subsidiary, OJSC VimpelCom). For more information, see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—The FAS claim recently brought against two of our strategic shareholders could adversely impact on our business and the governance of our company” and “Item 4—Information on the Company—Legal Proceedings—FAS Claim.”

On April 12, 2012, OTH submitted a formal Notice of Arbitration against the Algerian government in respect of actions taken by the Algerian government against OTA. The claim in the Notice of Arbitration is being made under the arbitration rules of the United Nations Commission on International Trade Law. In its Notice of Arbitration, OTH asserts that since 2008 its rights under the Agreement on the Promotion and Reciprocal Protection of Investments between Egypt and Algeria have been violated by actions taken by the Algerian government against OTA, including the Algerian Court of First Instance’s March 28, 2012 judgment against OTA and a member of its senior executive team. VimpelCom continues to be open to finding an amicable resolution with the Algerian government that is mutually beneficial to both parties.

In March 2012, our supervisory board declared the payment of a final dividend of US$0.35 per American depositary share, or “ADS,” in relation to our 2011 results. Each ADS represents one common share. The total final dividend payment will be approximately US$570 million, bringing the total dividend in relation to 2011 results to US$0.80 per ADS/common share, equivalent to US$1.3 billion. The record date for shareholders entitled to receive the final dividend has been set for June 1, 2012. The dividend is to be paid on or before June 30, 2012. For more information on our dividend policy, see “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—Policy on Dividend Distributions.”

In February 2012, we completed the spin-off of certain assets of OTH, or the “OTH Spin-Off Assets,” to Weather II. The principal OTH Spin-Off Assets included OTH’s investments in Egyptian Company for Mobile Services S.A.E., or “ECMS,” and MobiNil for Telecommunications S.A.E., or “Mobinil,” in Egypt and Koryolink in North Korea. The completion of the spin-off of these assets fulfilled VimpelCom’s spin-off obligations in connection with its acquisition of Wind Telecom from Weather II.

On January 7, 2012 VimpelCom entered into a non-binding memorandum of understanding to explore the possible sale to the Algerian Government by OTH of an interest in OTA, including, subject to certain conditions, a majority stake in OTA. The price of the transaction is to be mutually agreed based on a valuation process with the involvement of each party’s financial advisors. Any transaction will be subject to corporate approvals by OTH and VimpelCom. It is contemplated that the governance and management control of OTA would be structured so as to permit VimpelCom to continue to consolidate OTA under IFRS.

Certain Performance Indicators

The following discussion analyzes certain operating data, including mobile and broadband subscriber data, mobile MOU, mobile ARPU, and mobile churn rates, that are not included in our financial statements. We provide this operating data because it is regularly reviewed by our management and our management believes it is useful in evaluating our performance from period to period as set out below. Our management believes that presenting information about mobile and broadband subscribers, mobile MOU and mobile ARPU is useful in assessing the usage and acceptance of our mobile and broadband products and services, and that presenting our mobile churn rate is useful in assessing our ability to retain mobile subscribers.

Mobile Subscriber Data

We offer both postpaid and prepaid services to mobile subscribers. As of December 31, 2011, the number of our mobile subscribers reached approximately 205.2 million. Mobile subscribers are generally subscribers in the registered subscriber base as of a measurement date who engaged in a revenue generating activity at any time during the three months prior to the measurement date. Such activity includes any incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming SMS and MMS or abandoned calls. Our total number of mobile subscribers also includes subscribers using mobile Internet service via USB modems. For our business in Italy, prepaid mobile subscribers are counted in our customer base if they have activated our SIM card in the last twelve months (with respect to new subscribers) or if they have recharged their mobile telephone credit in the last twelve months and have not requested that their SIM card be deactivated and have not switched to another telecommunications operator via mobile number portability during this period (with respect to our existing subscribers), unless a fraud event has occurred. Postpaid subscribers in Italy are counted in our subscriber base if they have an active contract unless a fraud event has occurred or the subscription is deactivated due to payment default or because they have requested and obtained through mobile number portability a switch to another telecommunications operator. We include mobile subscribers of our Canadian equity investee WIND Canada in the Europe & North America reporting segment. We include mobile subscribers of Zimbabwe, which is accounted for as investment at cost, into the Africa & Asia reporting segment. Each of these figures are also included in our total subscriber data.

The following table indicates our mobile subscriber figures (in millions), as well as our prepaid mobile subscribers as a percentage of our total mobile subscriber base, for the periods indicated:

	As of December 31,
	2011		2010	2009
Russia	57.2		52.0	50.9
Europe & North America	21.4	*	—	—
Africa & Asia	82.1	**	0.7	0.4
Ukraine	24.8		24.4	2.0
CIS	19.7		15.6	13.2
Total number of mobile subscribers	205.2		92.7	66.5
Percentage of prepaid subscribers	95.2%		94.4%	96.0%

*	Figure include subscribers of our Italian operations in the amount of 21.0 million subscribers and of our equity associate in Canada in the amount of 0.4 million subscribers.
**	Figure includes Zimbabwe (accounted at cost) in the amount of 1.5 million subscribers.

Russia

As of December 31, 2011, we had approximately 57.2 million mobile subscribers in Russia, representing an increase of 10.0% over approximately 52.0 million mobile subscribers as of December 31, 2010. Our mobile subscriber growth in Russia in 2011 was due mainly to growth regions outside of Moscow and NTC’s subscriber base.

In 2010, our mobile subscribers in Russia increased 2.2% to 52.0 million from 50.9 million. Our subscriber growth in Russia in 2010 came primarily from the growth of our Moscow subscriber base, which increased from 10.8 million as of December 31, 2009 to 12.1 million as of December 31, 2010. This growth was partially offset by a decrease in our subscriber base in the regions outside the Moscow license area from 40.1 million as of December 31, 2009 to 39.9 million as of December 31, 2010. The decrease of mobile subscribers in the Russian regions was primarily due to increased price competition.

Europe & North America

As of December 31, 2011, we had approximately 21.4 million subscribers in our Europe & North America segment, including Italy in the amount of 21.0 million and Canada in the amount of 0.4 million.

Africa & Asia

As of December 31, 2011, we had approximately 82.1 million subscribers in our Africa & Asia segment, in comparison with 0.7 million subscribers in 2010. The substantial increase is due to our acquisition of Wind Telecom in April 2011, including its operations in Pakistan, Bangladesh, Algeria, Burundi, Zimbabwe (accounted at cost) and the Central African Republic.

In 2010, our mobile subscribers in our Africa & Asia segment increased 75.0% to 0.7 million from 0.4 million as of December 31, 2009. Our subscriber growth in Africa & Asia in 2010 came entirely from increased subscribers in Cambodia.

Ukraine

As of December 31, 2011, we had approximately 24.8 million mobile subscribers in Ukraine, in comparison with approximately 24.4 million mobile subscribers as of December 31, 2010. The increase of 1.6% was mainly due to an increase in data users.

In 2010, our mobile subscribers in Ukraine increased 1,117.0% to 24.4 million from approximately 2.0 million mobile subscribers as of December 31, 2009. We had a significant increase in our subscriber base in Ukraine mainly due to the acquisition of Kyivstar’s operations, which added approximately 21.9 million subscribers to our subscriber base in Ukraine at the moment of consolidation.

CIS

As of December 31, 2011, we had approximately 19.7 million mobile subscribers in our CIS segment, representing an increase of 26.3% from approximately 15.6 million mobile subscribers as of December 31, 2010. The increase in our subscriber base in the CIS was primarily due to introduction of attractive tariffs at competitive prices and expansion of our mobile network coverage.

In 2010, our mobile subscribers in the CIS increased 18.2% to 15.6 million from 13.2 million as of December 31, 2009, primarily attributable to growth in Uzbekistan, Kazakhstan, Georgia and Armenia.

Mobile MOU

Mobile MOU measures the monthly average minutes of voice service use per mobile subscriber. We generally calculate mobile MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period. For our business in Italy, we calculate mobile MOU as the sum of the total traffic (in minutes) in a certain period divided by the average number of subscribers for the period (the average of each month’s average number of subscribers (calculated as the average of the total number of subscribers at the beginning of the month and the total number of subscribers at the end of the month)) divided by the number of months in that period.

The following table shows our mobile MOU for the periods indicated:

	Year ended December 31,
	2011	2010	2009
Russia	243	219	211
Europe & North America*
Italy	197	—	—
Africa & Asia*
Algeria	286	—	—
Pakistan	206	—	—
Bangladesh	209	—	—
CAR	47	—	—
Burundi	37	—	—
Cambodia	419	331	78
Laos	233	—	—
Vietnam	143	—	—
Ukraine	467	378	209
CIS
Kazakhstan	148	120	93
Tajikistan	229	179	173
Uzbekistan	425	386	314
Armenia	257	294	238
Georgia	207	137	138
Kyrgyzstan	303	258	164

*	For the Wind Telecom Group entities acquired on April 15, 2011, mobile MOU is calculated based on the full year.

Russia

In 2011, our mobile MOU in Russia increased by 11.0% to 243 from 219, primarily due to improved economic conditions that resulted in higher consumer spending and higher usage.

In 2010, our mobile MOU in Russia increased by 3.4% to 219 from 211, primarily due to improved economic conditions that resulted in higher consumer spending and higher usage.

Europe & North America

In 2011, our mobile MOU in Italy was 197.

Ukraine

In 2011, our mobile MOU in Ukraine increased by 23.5% to 467 from 378, mainly due to introduction of new bundle-tariffs with included free on-net minutes

In 2010, our mobile MOU in Ukraine increased by 81.3% to 378 from 209, mainly due to the integration of our operations with the acquisition of Kyivstar whose subscribers have higher usage of services than those of URS.

Africa & Asia

Pakistan

In 2011, our MOU in Pakistan was 206.

Bangladesh

In 2011, our MOU in Bangladesh was 209.

Algeria

In 2011, our MOU in Algeria was 286.

Burundi

In 2011, our MOU in Burundi was 37.

Central African Republic

In 2011, our MOU in Central African Republic was 47.

Laos

In 2011, our MOU in Laos was 233.

Vietnam

In 2011, our MOU in Vietnam was 143.

Cambodia

In 2011, our mobile MOU increased by 26.6% to 419 from 331 in 2010 primarily due to the active promotions of on-net traffic usage tariffs and a focus on acquiring higher usage subscribers.

In 2010, our mobile MOU was 331 compared to 78 in 2009 primarily due to active promotions of on-net traffic usage tariffs and a focus on acquiring higher usage subscriber.

CIS

Kazakhstan

In 2011, our mobile MOU in Kazakhstan increased by 23.3% to 148 from 120 in 2010, primarily due to the introduction of tariff plans designed to increase usage and loyalty programs.

In 2010, our mobile MOU in Kazakhstan increased by 29.2% to 120 from 93 in 2009, primarily due to the introduction of an attractive tariff plan at competitive prices.

Tajikistan

In 2011, our mobile MOU in Tajikistan increased by 27.9 % to 229 from 179 in 2010 primarily due to introduction of attractive tariff plans at competitive prices.

In 2010, our mobile MOU in Tajikistan increased by 3.2% to 179 from 173 in 2009 primarily due to introduction of attractive tariff plans at competitive prices.

Uzbekistan

In 2011, our mobile MOU in Uzbekistan increased by 10.1% to 425 from 386, primarily due to the introduction of tariff plans designed to increase usage and loyalty programs.

In 2010, our mobile MOU in Uzbekistan increased by 22.8% to 386 from 314, primarily due to introduction of an attractive tariff plan at competitive prices.

Armenia

In 2011, our mobile MOU in Armenia decreased by 12.6% to 257 from 294, primarily due to increased competition.

In 2010, our mobile MOU in Armenia increased by 23.8% to 294 from 238, primarily due to our launch of tariff plans designed to increase usage and an increase in the proportion of higher usage subscribers relative to low usage subscribers in our subscriber base.

Georgia

In 2011, our mobile MOU in Georgia increased by 51.1% to 207 from 137 primarily due to the introduction of new tariffs at competitive prices.

In 2010, our mobile MOU in Georgia decreased by 1.2% to 137 from 138.

Kyrgyzstan

In 2011, our mobile MOU in Kyrgyzstan increased by 17.4% to 303 from 258 primarily due to the introduction of tariff plans designed to increase usage and loyalty programs.

In 2010, our MOU in Kyrgyzstan was 258.

Mobile ARPU

Mobile ARPU measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile subscribers during the period and dividing by the number of months in that period. For Italy, we define mobile ARPU as the measure of the sum of our mobile revenues in the period divided by the average number of mobile subscribers in the period (the average of each month’s average number of mobile subscribers (calculated as the average of the total number of mobile subscribers at the beginning of the month and the total number of mobile subscribers at the end of the month)) divided by the number of months in that period.

The following table shows our mobile ARPU for the periods indicated:

	Year ended December 31,
	2011		2010		2009
Russia	US$	11.0	US$	10.8	US$	10.1
Europe & North America*	US$	21.7		—		—
Africa & Asia	US$	3.8	US$	3.5	US$	n/a
Ukraine	US$	5.1	US$	4.8	US$	4.7
CIS	US$	6.6	US$	7.1	US$	7.2

*	Mobile ARPU for Europe & North America relates only to Italy.

Russia

In 2011, our mobile ARPU in Russia increased by 1.9% to US$11.0 from US$10.8 in 2010, primarily as a result of appreciation of the functional currency. In functional currency terms, mobile ARPU in Russia decreased by 1.3% in 2011 compared to 2010, due to lower average price per minute in 2011.

In 2010, our mible ARPU in Russia increased by 6.9% to US$10.8 from US$10.1 in 2009, due to the increase in mobile MOU and appreciation of the functional currency. In functional currency terms, mobile ARPU in Russia increased by 2.7% in 2010 compared to 2009.

Europe & North America

In 2011, our mobile ARPU in Europe & North America was US$21.7.

Africa & Asia

In 2011, our mobile ARPU in Africa & Asia increased by 8.6% to US$3.8 from US$3.5 in 2010. The increase is due to our acquisition of Wind Telecom operations in April 2011, which generally have higher average revenue per user than our operations in Cambodia.

Ukraine

In 2011, our mobile ARPU in Ukraine increased by 6.3% to US$5.1 from US$4.8 in 2010 primarily due to increased usage of bundled offers and higher traffic.

In 2010, our mobile ARPU in Ukraine increased by 2.1% to US$4.8 from US$4.7 in 2009 primarily due to the consolidation of the operations of Kyivstar, which has a higher mobile ARPU than URS.

CIS

In 2011, our mobile ARPU in CIS decreased by 7.0% to US$6.6 from US$7.1 in 2010, primarily due to increased price competition and the introduction of attractive tariff plans at lower prices which more than offset the increase in mobile ARPU resulting from the overall increase in minutes of usage.

In 2010, our mobile ARPU in CIS decreased by 1.4% to US$7.1 from US$7.2 in 2009, primarily due to introduction of new tariffs at lower prices to address price competition on key markets that was significantly offset by increase in usage of our services.

Mobile Churn Rate

We generally define our mobile churn rate as the total number of churned mobile subscribers over the reported period expressed as a percentage of the average of our mobile subscriber base at the starting date and at the ending date of the period. The total number of churned mobile subscribers is calculated as the difference between the number of new subscribers who engaged in a revenue generating activity in the reported period and the change in the mobile subscriber base between the starting date and the ending date of the reported period. Migration between prepaid and postpaid forms of payment and between tariff plans may technically be recorded as churn, which contributes to our mobile churn rate even though we do not lose those subscribers. Churn rates have seasonal fluctuations and typically increase in the last quarter of the year due to churn of new subscribers obtained in the summer months of the year. We do not annualize quarterly amounts of churn and, as a result, quarterly figures are generally lower than the annual figures. For our business in Italy, mobile churn is defined as the rate at which subscribers are disconnected from our network, or are removed from our subscriber base due to inactivity, fraud or payment default. In Italy, our mobile churn is calculated by dividing the total number of subscriber disconnections (including subscribers who disconnect and reactivate with us at a later stage with a different our SIM card) for a given period by the average number of subscribers for that period (calculated as the average of each month’s average number of subscribers (calculated as the average of the total number of subscribers at the beginning of the month and the total number of subscribers at the end of the month)) divided by the number of months in that period.

The following table shows our churn rates (%) for the periods indicated:

	Year ended December 31,
	2011	2010	2009
Russia	62.8	50.8	42.8
Europe & North America*
Italy	28.3	—	—
Africa & Asia*
Algeria	20.9	—	—
Pakistan	29.5	—	—
Bangladesh	18.5	—	—
CAR	102.0	—	—
Burundi	59.9	—	—
Cambodia	128.0	167.0	—
Laos	258.0	—	—
Vietnam	158.0	—	—
Ukraine	22.3	29.5	81.0
CIS
Kazakhstan	47.4	43.5	46.3
Tajikistan	67.4	82.8	52.9
Uzbekistan	59.7	54.2	63.7
Armenia	87.6	67.6	58.6
Georgia	70.1	94.1	46.6
Kyrgyzstan	52.3	61.9	60.5

*	For Wind Telecom Group companies acquired on April 15, 2011, mobile MOU is calculated based on the full year.

Russia

In 2011, our mobile churn rate in Russia increased compared to 2010 due to aggressive competition in the mobile market.

In 2010, our mobile churn rate in Russia increased compared to 2009 due to aggressive competition in the mobile market.

Europe & North America.

In 2011, our mobile churn rate in Italy was 28.3%.

Africa & Asia

Pakistan

In 2011, our mobile churn rate in Pakistan was 29.5%.

Bangladesh

In 2011, our mobile churn rate in Bangladesh was 18.5%.

Laos

In 2011, our mobile churn rate in Laos was 258.0%.

Vietnam

In 2011, our mobile churn rate in Vietnam was 158.0%.

Cambodia.

In 2011, our mobile churn rate in Cambodia was 128.0%.

In 2010, our mobile churn rate in Cambodia was 167.0%, primarily due to aggressive pricing competition and regulatory issues affecting tariff policy.

Algeria

In 2011, our mobile churn rate in Algeria was 20.9%.

Burundi

In 2011, our mobile churn rate in Burundi was 59.9%.

Central African Republic

In 2011, our mobile churn rate in Central African Republic was 102.0%.

Ukraine

Our mobile churn rate in Ukraine in 2011 decreased compared to 2010 due to a decreased share of low-quality gross additions of subscribers on the back of a merger with Kyivstar in 2010, which has a more stable subscribers base.

In 2010, our mobile churn rate in Ukraine decreased significantly as a result of the addition of Kyivstar and its more stable subscriber base to our group.

CIS

Kazakhstan

In 2011, our mobile churn rate in Kazakhstan increased compared to 2010 due to increased competition.

In 2010, our mobile churn rate in Kazakhstan decreased compared to 2009 due to effective churn management that included targeted marketing program for subscribers.

Tajikistan

In 2011, our mobile churn rate in Tajikistan decreased as compared to 2010 due to the introduction of new tariffs to stimulate loyalty of customers.

In 2010, our mobile churn rate in Tajikistan increased as compared to 2009 due to aggressive pricing by our competitors and the departure of low quality subscribers.

Uzbekistan

In 2011, our mobile churn rate in Uzbekistan increased compared to 2010 due to increased competition in the market.

In 2010, our mobile churn rate in Uzbekistan decreased compared to 2009 due to the increase of sales quality and as a result increase of high quality subscribers.

Armenia

In 2011, our mobile churn rate in Armenia increased compared to 2010 due to increased competition in the market.

In 2010, our churn rate in Armenia remained high reflecting strong competition in the market.

Georgia

In 2011, our mobile churn rate in Georgia decreased compared to 2010 due to our efforts to improve customer loyalty.

In 2010, our mobile churn rate in Georgia decreased compared to 2009 due to introduction of attractive tariff plans at competitive prices.

Kyrgyzstan

In 2011, our mobile churn rate in Kyrgyzstan decreased compared to 2010 due to the introduction of new tariffs to stimulate subscriber loyalty.

In 2010, our mobile churn rate in Kyrgyzstan was 61.9% as compared to 60.5% in 2009.

Broadband Subscribers

Broadband subscribers are generally subscribers in the registered subscriber base who were engaged in a revenue generating activity in the three-month period prior to the measurement date. Such activity includes monthly internet access using FTTB, xDSL and WiFi technologies, as well as mobile internet access via USB modems using 3G/HSDPA technologies. In Italy, we measure broadband subscribers based on the number of active contracts signed. Our Italy mobile broadband customers are those consumers who have performed at least one mobile internet event in the previous month on 2.5G/3G/3.5G network technology.

Russia

As of December 31, 2011, we had approximately 4.6 million broadband subscribers in Russia, representing an increase of approximately 39.4% over the approximately 3.3 million broadband subscribers as of December 31, 2010. The increase was due to active sales policy.

As of December 31, 2010, we had approximately 3.3 million broadband subscribers in Russia, representing an increase of approximately 58.6% over the approximately 2.1 million broadband subscribers as of December 31, 2009. The increase was mainly due to active promotion of USB modems and the launch of FTTB services in new cities.

The fixed-line broadband subscribers are mainly represented by FTTB subscribers. As of December 31, 2011, we had approximately 2.1 million fixed-line subscribers in Russia, representing an increase of approximately 45.9% over the approximately 1.4 million FTTB subscribers as of December 31, 2010 due to the launch of FTTB services in new cities.

As of December 31, 2010, we had approximately 1.4 million FTTB subscribers in Russia, representing an increase of approximately 39.9% over the approximately 1.0 million FTTB subscribers as of December 31, 2009. The increase was mainly due to the launch of FTTB services in new cities.

As of December 31, 2011, we had also approximately 2.5 million of mobile broadband subscribers (using USB modems) in Russia, representing an increase of approximately 31.7% over the approximately 1.9 million mobile broadband subscribers as of December 31, 2009. The increase was mainly due to active promotion of USB modems.

As of December 31, 2010, we had approximately 1.9 million of mobile broadband subscribers in Russia, representing an increase of approximately 85.6% over the approximately 1.0 million mobile broadband subscribers as of December 31, 2009 due to active promotion of USB modems.

Europe & North America

As of December 31, 2011, we had approximately 6.6 million broadband subscribers in Italy, consisting of 4.5 million mobile broadband subscribers and 2.1 million fixed-line broadband subscribers.

Africa & Asia

We did not have a significant amount of broadband subscribers in Africa & Asia as of December 31, 2011 and December 31, 2010.

Ukraine

As of December 31, 2011, we had approximately 0.4 million fixed-line broadband subscribers in Ukraine, compared to 0.2 million as of December 31, 2010. The increase was due to further development of fixed residential broadband business.

As of December 31, 2010, we had approximately 0.2 million fixed-line broadband subscribers in Ukraine, compared to approximately 0.07 million fixed-line broadband subscribers as of December 31, 2009. The increase was mainly due to the further expansion of our broadband services (particularly FTTB).

CIS

As of December 31, 2011, we had approximately 0.7 million broadband subscribers in the CIS, consisting of 0.5 million of mobile broadband and 0.2 million of fixed-line broadband subscribers, compared to 0.03 million mobile broadband subscribers and 0.1 million fixed-line broadband subscribers as of December 31, 2010. The increase was mainly due to active sales of tariffs stimulating usage of mobile data services in all markets except Georgia and fixed-line broadband network development in Kazakhstan, Armenia and Uzbekistan.

Our fixed-line broadband subscribers in CIS increased to 0.1 million from 0.04 million as of December 31, 2009. The increase was mainly due to the continuing expansion of FTTB network coverage.

Our fixed-line broadband ARPU in CIS decreased to US$17.4 during 2011 from US$20.8. during 2010 primarily as a result of introduction of new attractive tariffs at competitive prices.

Our mobile broadband ARPU in CIS was US$14.2 during 2011.

Revenues

During the three years ended December 31, 2011, we generated revenues from providing voice, data and other telecommunication services through a range of traditional and broadband mobile and fixed technologies, as well as selling equipment and accessories.

Service Revenues

Our service revenues included revenues from airtime charges from postpaid and prepaid subscribers, monthly contract fees, time charges from subscribers online using internet services, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services such as messaging, data and infotainment. Roaming revenues include both revenues from our customers who roam outside of their home country networks and revenues from other wireless carriers for roaming by their customers on our network. Roaming revenues do not include revenues from our own subscribers roaming while traveling across Russian regions within our network (so called “intranet roaming”).

Sales of Equipment and Accessories and Other Revenues

We sold mobile handsets, equipment and accessories to our subscribers. Our other revenues included, among other things, revenues arising from the settlement of commercial disputes, penalties charged to suppliers and rental of base station sites.

Expenses

Operating Expenses

During the three years ended December 31, 2011, we had two categories of operating expenses directly attributable to our revenues: service costs and the costs of equipment and accessories.

Service Costs

Service costs included interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines for emergencies.

Costs of Equipment and Accessories

Our costs of equipment and accessories sold represented the amount that was payable for these goods, net of VAT. We purchased handsets, equipment and accessories from third party manufacturers for resale to our subscribers for use on our networks.

In addition to service costs and the costs of equipment and accessories, during the three years ended December 31, 2011, our operating expenses included:

Selling, General and Administrative Expenses

Our selling, general and administrative expenses include:

•	dealers’ commissions;

•	salaries and outsourcing costs, including related social contributions required by law;

•	marketing and advertising expenses;

•	repair and maintenance expenses;

•	rent, including lease payments for base station sites;

•	utilities;

•	provision for doubtful accounts;

•	stock price-based compensation expenses;

•	litigation provisions; and

•	other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Depreciation and Amortization Expense

We depreciated the capitalized costs of our tangible assets, which consisted mainly of telecommunications equipment including software and buildings that we owned. We amortized our intangible assets, which consisted primarily of telecommunications licenses, telephone line capacity for local numbers and customer relations acquired in business combinations. We expect depreciation and amortization expenses to increase in line with growth of our capital expenditures.

Impairment Loss

Impairment loss represents losses from impairment of long-lived assets, including goodwill.

Loss on Disposals of Non-current Assets

Loss on disposal of non-current assets represents losses from disposal of non-current assets when they are sold or written off.

Finance Costs

We incurred interest expense on our vendor financing agreements, loans from banks, bonds, capital leases and other borrowings net of amounts capitalized. Our interest bearing liabilities carry both fixed and floating interest rates. On our borrowings with a floating interest rate, the interest rate is linked to LIBOR, EURIBOR, AB SEK, MosPRIME, KIBOR or Rendistato. Our interest expense depends on a combination of prevailing interest rates and the amount of our outstanding interest bearing liabilities.

Finance Income

Finance income represents income earned on cash deposited in banks and on loans provided to other parties.

Other Non-operating (Gains)/Losses

Our other non-operating (gains)/losses primarily include the effect of change of fair value of derivatives over non-controlling interest.

Shares of (Profit)/Loss of Associates and Joint Ventures Accounted for Using the Equity Method

Shares of (profit)/ loss of associates and joint ventures accounted for using the equity method represent our share in profit and loss of our joint ventures and associates accounted under equity method.

Net Foreign Exchange Loss/(Income)

The functional currencies of our group are the Russian ruble in Russia, the Euro in Italy, the Algerian dinar in Algeria, the Pakistani rupee in Pakistan, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Kazakh tenge in the Republic of Kazakhstan, the Armenian dram in the Republic of Armenia, the Georgian lari in Georgia, Kyrgyz som in Kyrgyzstan, Burundian franc in Burundi, Central African CFA franc in Central African Republic, Vietnamese Dong in Vietnam, Lao Kip in Laos and the U.S. dollar in Tajikistan, Uzbekistan and Cambodia. Monetary assets and liabilities denominated in foreign currencies are translated into our respective functional currencies on the relevant balance sheet date. We record changes in the values of such assets and liabilities as a result of exchange rate changes in our results of operations under the line item net foreign exchange (loss)/gain.

Income Tax Expense

The statutory income tax rate in Russia, Kazakhstan, Armenia and Cambodia in 2011 was 20.0%. The statutory income tax rate in Ukraine was 23.5% (25% during first quarter and 23% thereafter) and Tajikistan 25.0% in 2011. The statutory income tax rate in Georgia in 2011 was 15.0%. The statutory income tax rate in Kyrgyzstan in 2011 was 10.0%. In Uzbekistan, the income tax rate was 9.0% in 2011. The statutory income rate in the Netherlands, Vietnam and Algeria was 25.0% in 2011. The statutory income rate in Laos, Pakistan and Burundi was 35.0% in 2011. The statutory income rate in Bangladesh was 45.0% in 2011. The statutory income tax rates in the respective countries in 2010 were the same as those in 2011 except in Ukraine where the rate was 25.0% in 2010 and will decrease to 16% over the next few years.

Results of Operations

The table below shows, for the periods indicated, the following consolidated statement of operations data expressed as a percentage of consolidated total operating revenues:

	Years ended December 31,
	2011	2010	2009
Service revenues	96.7%	97.9%	98.7%
Sale of equipment and accessories	2.5%	1.8%	1.2%
Other revenues	0.8%	0.3%	0.1%

Total operating Revenues	100.0%	100.0%	100.0%

Operating expenses
Service costs	24.5%	21.4%	21.5%
Cost of equipment and accessories	3.3%	2.1%	1.3%

Selling, general and administrative expenses	31.5%	30.4%	28.2%
Depreciation	13.5%	13.3%	13.5%
Amortization	10.2%	5.8%	5.0%
Impairment loss	2.6%	0.0%	0.0%

Loss on disposals of non-current assets	0.4%	0.5%	0.9%

Total operating expenses	85.9%	73.5%	70.3%

Operating profit	14.1%	26.6%	29.7%

Finance costs	7.8%	5.1%	6.8%
Finance income	-0.6%	-0.7%	-0.7%
Other non-operating losses/(gains)	1.5%	-0.3%	0.8%

Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	0.2%	-0.9%	0.0%
Net foreign exchange loss	0.9%	0.1%	4.6%

Profit before tax	4.2%	23.3%	18.2%

Income tax expense	2.9%	5.5%	4.9%

Profit for the year	1.3%	17.8%	13.3%

Attributable to:
Non-controlling interest	-1.4%	0.6%	0.3%
The owners of the parent	2.7%	17.2%	13.0%

	1.3%	17.8%	13.3%

The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 9 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Russia

	Year Ended December 31,
	2011	2010	% Change	2010	2009	% Change
	(In millions of U.S. dollars, except % change)
Total operating revenues from external customers	8,982	8,115	10.7%	8,115	7,424	9.3%
Intersegment revenues	82	47	74.5%	47	24	95.8%
Total operating revenues (including intersegment revenues)	9,064	8,162	11.1%	8,162	7,448	9.6%
Adjusted EBITDA	3,641	3,775	-3.5%	3,775	3,696	2.1%

Europe & North America

	Year Ended December 31,
	2011	2010	% Change	2010	2009	% Change
	(In millions of U.S. dollars, except % change)
Total operating revenues from external customers	5,584	—	n/a	—	—	n/a
Intersegment revenues	—	—	n/a	—	—	n/a
Total operating revenues (including intersegment revenues)	5,584	—	n/a	—	—	n/a
Adjusted EBITDA	2,141	—	n/a	—	—	n/a

Africa & Asia

	Year Ended December 31,
	2011	2010	% Change	2010	2009	% Change
	(In millions of U.S. dollars, except % change)
Total operating revenues from external customers	2,684	22	n/a	22	6	266.7%
Intersegment revenues	4	—	n/a	—	—	—
Total operating revenues (including intersegment revenues)	2,688	22	n/a	22	6	266.7%
Adjusted EBITDA	1,087	(35)	n/a	(35)	(38)	n/a

Ukraine

	Year Ended December 31,
	2011	2010	% Change	2010	2009	% Change
	(In millions of U.S. dollars, except % change)
Total operating revenues from external customers	1,548	1,109	39.6%	1,109	163	n/a
Intersegment revenues	93	76	22.4%	76	40	n/a
Total operating revenues (including intersegment revenues)	1,641	1,185	38.5%	1,185	203	n/a
Adjusted EBITDA	873	629	38.8%	629	36	n/a

CIS

	Year Ended December 31,
	2011	2010	% Change	2010	2009	% Change
	(In millions of U.S. dollars, except % change)
Total operating revenues from external customers	1,470	1,267	16.0%	1,267	1,220	3.9%
Intersegment revenues	119	87	36.8%	87	54	61.1%
Total operating revenues (including intersegment revenues)	1,589	1,354	17.4%	1,354	1,274	6.3%
Adjusted EBITDA	703	615	14.3%	615	640	-3.9%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Total Operating Revenues

Our consolidated total operating revenues increased by 92.6% to US$20,262 million during 2011 from US$10,522 million during 2010 primarily due to the acquisition of Wind Telecom’s operations in April 2011. The following discussion of revenues by reportable segments includes intersegment revenues. Our management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenues better reflects the true performance of each segment on a stand-alone basis.

Russia

Our total operating revenues in Russia increased by 11.1% to US$9,064 million during 2011 from US$8,162 million during 2010. Our Russia total operating revenues consist primarily of mobile services and fixed-line services.

Revenues from our mobile services in Russia increased by 10.6% to US$7,550 million during 2011 from US$6,826 million during 2010.

During 2011, we generated US$4,538 million of our voice service revenues from airtime charges from mobile postpaid and prepaid subscribers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to our subscribers, or 60.1% of mobile total operating revenues in our Russia segment, compared to US$4,372 million, or 64.0% of mobile total operating revenues in 2010. The 3.8% increase was primarily due to appreciation of the functional currency against the U.S. dollar. In functional currency terms, our voice service revenues increased by 0.1% in 2011 compared to 2010 primarily due to an increase in mobile subscribers which offset the decrease in average price per minute.

During 2011, we generated US$1,597 million of our service revenues from value added services, including data revenue, or 21.2% of mobile total operating revenues in our Russia segment, compared to US$1,281 million, or 18.8% of mobile total operating revenues in 2010. In U.S. dollars terms, the increase was 24.7%, while in functional currency terms, our Russia segment service revenues from value added services increased by 20.8% during 2011 compared to 2010, primarily due to an increase in mobile subscribers using internet access and overall consumption of internet services due to increasing demand for data.

During 2011, we generated US$1,152 million of our service revenues from interconnect, or 15.3% of mobile total operating revenues in the Russia segment, compared to US$987 million, or 14.5% of mobile total operating revenues in 2010. In U.S. dollars terms, the increase was 16.7%, while in functional currency terms, our Russia segment service revenues from interconnect increased by 12.9% during 2011 compared to 2010, primarily due to growth of inbound traffic.

Our mobile total operating revenues in the Russia segment also included revenues from sales of equipment and accessories and other revenues. During 2011, revenues from sales of equipment and accessories and other revenues increased by 43.5% to US$264 million from US$184 million during 2010 and increased to 3.5% of mobile total operating revenues in 2011 from 2.7% in 2010. In functional currency terms, our Russia segment sales of equipment and accessories increased by 38.9% during 2011 compared to 2010, primarily as a result of active USB modems promotion.

During 2011, revenues from our fixed-line services in Russia increased by 13.3% to US$1,514 million from US$1,336 million in 2010. Our revenues from fixed-line services in Russia in 2011 consisted of US$636 million generated from business operations, US$540 million generated from wholesale operations and US$338 million generated from residential and FTTB operations. In functional currency terms, our total operating revenues from our Russia fixed-line services increased by 9.8% during 2011 compared to 2010, primarily due to FTTB operations.

Europe & North America

Our Europe & North America total operating revenues were US$5,584 during 2011. We did not have operations in Europe & North America prior to 2011.

In the Europe & North America segment, total operating revenues from services were US$5,277 million during 2011.

During 2011, we generated US$4,315 million of revenues from services from telephone services, including revenues from, among others, traffic, roaming revenues from our customers traveling abroad, fees and contributions from our mobile and fixed-line (including internet) businesses, or 81.8% of our revenues from services in the Europe & North America segment.

During 2011, we generated US$787 million of revenues from services from interconnection traffic, relating to incoming calls from other operators’ networks to our mobile and fixed-line networks, or 14.9% of our revenues from services in the Europe & North America segment.

During 2011, we generated US$57 million of revenues from services from international roaming, relating to calls made by subscribers of foreign mobile network operators while traveling in Italy, or 1.1% of our revenues from services in the Europe & North America segment.

During 2011, we generated US$7 million of revenues from services from judicial authority services, which are revenues for services we are required to provide to judicial authorities in Italy, or 0.1% of our revenues from services in the Europe & North America segment.

During 2011, we generated US$111 million of revenues from other types of services, which mainly relate to rental to third parties of advertising space on our internet portal, leased lines and access fees charged to telecom operators and penalties charged to its mobile and fixed-line customers, or 2.1% of our revenues from services in the Europe & North America segment.

Our total operating revenues in the Europe & North America segment also included revenues from sales, mainly relating to the sale of SIM cards, mobile and fixed-line phones and related accessories. During 2011, revenues from sales were US$156 million.

During 2011, our other revenues in Europe & North America segment, mainly relating to revenue arising from the settlement of commercial disputes and penalties charged to suppliers, were US$151 million.

Africa & Asia

Our Africa & Asia total operating revenues increased to US$2,688 million during 2011 from US$22 million during 2010. The substantial increase in our Africa & Asia segment was due to our acquisition of Wind Telecom’s operations in April 2011. Our Africa & Asia total operating revenues consist of revenues from providing mobile services. Our Africa & Asia operations in 2010 and 2009 consisted of our business in Cambodia.

During 2011, we generated US$2,320 million of our revenues from airtime charges in the Africa & Asia segment from mobile contract and prepaid subscribers, including monthly contract fees and roaming fees, and roaming fees received from other mobile services operators for providing roaming services to our subscribers, or 86.3% of our total operating revenues in the Africa & Asia segment, compared to US$18 million, or 81.8% of total operating revenues in 2010. The increase during 2011 compared to 2010 was due to the acquisition of Wind Telecom’s operations in 2011.

During 2011, we generated US$51 million of our revenues from interconnect fees in the Africa & Asia segment, or 1.9% of our total operating revenues in the Africa & Asia segment, compared to US$4 million, or 18.2% of total operating revenues in the Africa & Asia segment in 2010. The increase in 2011 compared to 2010 was due to the acquisition of Wind Telecom’s operations in Africa & Asia in April 2011.

During 2011, we generated US$202 million of our revenues in the Africa & Asia segment from value added services, including data revenue, or 7.5% of total operating revenues in the Africa & Asia segment. There were no significant amounts in 2010. The increase in 2011 compared to 2010 was due to the acquisition of Wind Telecom’s operations in April 2011.

During 2011, we generated US$81 million of other service revenues in the Africa & Asia segment, or 3.0% of total operating revenues in the Africa & Asia segment. These revenues are primarily generated by leasing lines, DSL and wireless internet services in Pakistan.

Our total operating revenues in the Africa & Asia segment also included revenues from sales of equipment and accessories and other revenues. During 2011, revenues from sales of equipment and accessories and other revenues were US$34 million. There were no significant amounts in 2010. The increase in 2011 compared to 2010 was due to the acquisition of Wind Telecom’s operations in April 2011.

Ukraine

Our Ukraine total operating revenues increased by 38.5% to US$1,641 million during 2011 from US$1,185 million during 2010, primarily due to a full year of consolidation of Kyivstar’s operations in 2011 in comparison with partial year consolidation in 2010 due to the acquisition of Kyivstar in April 2010, as well as improvement in mobile and fixed-line operations.

Our revenues from mobile services in Ukraine increased by 39.4% to US$1,519 million during 2011 from US$1,090 million during 2010, primarily due to full year of consolidation of Kyivstar’s mobile operations in 2011 in comparison with partial year consolidation in 2010 due to the acquisition of Kyivstar in April 2010, as well as improvement in all mobile revenue streams.

During 2011, we generated US$1,042 million of our service revenues from airtime charges from mobile postpaid and prepaid subscribers, including monthly contract fees and roaming fees, and roaming fees received from other mobile services operators for providing roaming services to our subscribers, or 68.6% of mobile total operating revenues in our Ukraine segment, compared to US$783 million, or 71.8% of mobile total operating revenues in 2010. The 33.1% increase was primarily due to a full year of consolidation of Kyivstar’s mobile operations in 2011 in comparison with partial year consolidation in 2010 due to the acquisition of Kyivstar in April 2010, as well as due to increased use of bundled products, resulting in increased usage and revenue from voice.

During 2011, we generated US$199 million of our service revenues from value added services including data revenue, or 13.1% of mobile total operating revenues in our Ukraine segment, compared to US$116 million, or 10.6% of mobile total operating revenues in 2010. The 71.6% increase in our value added services revenues was primarily due to a full year of consolidation of Kyivstar’s mobile operations in 2011 in comparison with partial year consolidation in 2010 due to the acquisition of Kyivstar in April 2010, as well as increase in mobile subscribers using internet access and overall consumption of internet services due to increasing demand for data.

During 2011, we generated US$265 million of our service revenues from interconnect, or 17.4% of total operating revenues in the Ukraine segment, compared to US$185 million, or 17.0% of total operating revenues in 2010. The 43.2% increase was primarily due to a full year of consolidation of Kyivstar’s mobile operations in 2011 in comparison with partial year consolidation in 2010 due to the acquisition of Kyivstar in April 2010, as well as a result of increased incoming traffic.

During 2011, we generated US$5 million of other service revenues, or 0.3% of total operating revenues in the Ukraine segment, compared to US$2 million, or 0.2% of mobile total operating revenues in 2010. The increase was primarily due to a full year of consolidation of Kyivstar’s mobile operations in 2011 in comparison with partial year consolidation in 2010 due to the acquisition of Kyivstar in April 2010.

Our mobile total operating revenues in the Ukraine segment also included revenues from sales of equipment and accessories and other revenues. During 2011, revenues from sales of equipment and accessories and other revenues increased to US$8 million from US$4 million during 2010 and increased to 0.5% of mobile total operating revenues in 2011 from 0.4% in 2010, primarily as a result of a full year of consolidation of Kyivstar’s mobile operations in 2011 in comparison with partial year consolidation in 2010 due to the acquisition of Kyivstar in April 2010, as well as increased equipment sales.

Our revenues from fixed-line services in Ukraine increased by 28.4% to US$122 million in 2011 from US$95 million in 2010, primarily due to increase in wholesale and residential and FTTB revenue streams. Our revenues from fixed-line services in 2011 consisted of US$44 million generated from business operations, US$57 million generated from wholesale operations and US$21 million generated from residential and FTTB operations, increasing by 7.3%, 39.0% and 61.5% in comparison with 2010, respectively. Wholesale revenues increased primarily due to a higher volume of expensive international traffic and residential and FTTB revenues increased due to almost doubling the amount of broadband subscribers.

CIS

Our CIS total operating revenues increased by 17.4% to US$1,589 million during 2011 from US$1,354 million during 2010. Our CIS total operating revenues consist of revenues from providing mobile services as well as fixed-line services.

In the CIS segment, revenues from mobile services increased by 18.8% to US$1,425 million during 2011 from US$1,200 million during 2010.

During 2011, we generated US$923 million of our service revenues from airtime charges in the CIS segment from mobile contract and prepaid subscribers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to our subscribers, or 64.8% of our mobile total operating revenues in the CIS segment, compared to US$841 million, or 70.1% of total operating revenues in 2010. The 9.8% increase during 2011 compared to 2010 was primarily due to increase in mobile subscribers, partially offset by the decrease in mobile ARPU.

During 2011, we generated US$260 million of our mobile service revenues from interconnect fees in the CIS segment, or 18.2% of our total operating revenues in the CIS mobile segment, compared to US$209 million, or 17.4% of total operating revenues in the CIS segment in 2010. The 24.4% increase in 2011 compared to 2010 was primarily due to increase in inbound traffic in all CIS countries.

During 2011, we generated US$195 million of our mobile service revenues in the CIS segment from value added services, including data revenue, or 13.7% of total operating revenues in the CIS segment, compared to US$142 million, or 11.8% of total operating revenues in the CIS segment in 2010. The 37.3% increase in 2011 compared to 2010 was primarily due to the increase in mobile subscribers using internet access and overall consumption of internet services due to increased demand for data.

Our mobile total operating revenues in the CIS also included revenues from sales of equipment and accessories and other revenues. During 2011, revenues from sales of equipment and accessories and other revenues increased to US$47 million from US$7 million during 2010 primarily due to increase in sale of devices to stimulate usage of main services

Our total operating revenues from fixed-line services in CIS increased by 6.5% to US$164 million in 2011 from US$154 million in 2010. The increase was primarily due to an increase in revenues in residential and FTTB segment. In 2011, US$33 million of CIS fixed revenues were generated from our business operations, US$65 million from wholesale operations and US$66 million from residential and FTTB operations, increasing by 3.1%, 0.0% and 15.8% in comparison with 2010, respectively. Residential and FTTB revenues increased primarily due to an increase in fixed-line broadband subscribers.

Total Operating Expenses

Our consolidated total operating expenses increased by 125.3% to US$17,408 million during 2011 from US$7,728 million during 2010, and represented 85.9% and 73.5% of total operating revenues in 2011 and 2010, respectively. This increase was primarily due to the acquisition of Wind Telecom’s operations in April 2011 and impairment losses in 2011 primarily related to our businesses in Cambodia and Vietnam, which are part of our Africa & Asia segment.

Service Costs

Our consolidated service costs increased by 120.4% to US$4,962 million during 2011 from US$2,251 million during 2010. As a percentage of consolidated total operating revenues, our service costs increased to 24.5% during 2011 from 21.4% during 2010. The increase was primarily due to the acquisition of Wind Telecom’s operations in April 2011.

Cost of Equipment and Accessories

Our consolidated cost of equipment and accessories increased by 205.5% to US$663 million in 2011 from US$217 million in 2010. This increase was primarily due to the acquisition of Wind Telecom’s operations in April 2011.

Selling, General and Administrative Expenses

Our consolidated selling, general and administrative expenses increased by 99.5% to US$6,381 million during 2011 from US$3,198 million during 2010. This increase was primarily due to the acquisition of Wind Telecom’s operations in April 2011. As a percentage of consolidated total operating revenues, our consolidated selling, general and administrative expenses increased to 31.5% in 2011 from 30.4% in 2010.

Depreciation and Amortization Expenses

Our consolidated depreciation and amortization expenses increased by 137.7% to US$4,785 million in 2011 from US$2,013 million in 2010. The overall increase in depreciation and amortization expenses was primarily the result of the acquisition of Wind Telecom’s operations in April 2011.

Impairment Loss

Our consolidated impairment loss was US$527 million in 2011 in comparison with no such losses in 2010. The loss primarily related to our businesses in Cambodia and Vietnam, parts of our Africa & Asia segment. We recorded goodwill impairment of US$126.0 million and impairment of property and equipment of US$225.0 million and telecommunication licenses of US$128.0 million as well as other assets of US$48.0 million.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets increased by 83.7% to US$90.0 million during 2011 from US$49 million during 2010.

Adjusted EBITDA and Adjusted EBITDA Margin

Our consolidated adjusted EBITDA increased by 65.7% to US$8,127 million during full year 2011 from US$4,906 million during full year 2010, primarily due to the acquisition of Wind Telecom’s operations in April 2011.

Russia

Our Russia adjusted EBITDA decreased by 3.5% to US$3,641 million during full year 2011 from US$3,775 million during full year 2010. In functional currency terms, our Russia adjusted EBITDA decreased by 6.9%, primarily as a result of a decrease in mobile ARPU driven by competition, an increase in dealer commissions and the growth in low-margin handset sales, as well as the foreign exchange impact costs related to calls to the CIS countries. In functional currency terms, adjusted EBITDA margin in 2011 was 6.1 percentage points lower than in 2010 primarily due a decrease in the average price per minute and growth in low-margin handset sales.

Europe & North America

Our Europe & North America adjusted EBITDA was US$2,141 million during 2011. Adjusted EBITDA margin in 2011 was 38.3%.

Africa & Asia

Our Africa & Asia adjusted EBITDA increased to US$1,087 million during full year 2011 from negative US$35 million during full year 2010. The significant increase was primarily due to acquisition of Wind Telecom’s operations in April 2011. Adjusted EBITDA margin in 2011 was 40.4%.

Ukraine

Our Ukraine adjusted EBITDA increased by 38.8% to US$873 million during 2011 from US$629 million during 2010, primarily due to a full year of consolidation of Kyivstar’s mobile operations in 2011 in comparison with partial year consolidation in 2010 due to the acquisition of Kyivstar in April 2010. In 2011, adjusted EBITDA margin in our Ukraine segment was 53.2%, which was in-line with 2010.

CIS

Our CIS adjusted EBITDA increased by 14.3% to US$703 million during 2011 from US$615 million during 2010, primarily due to organic growth in the CIS market. CIS adjusted EBITDA margin was 44.2% in 2011, 1.2 percentage points lower than in 2010, primarily due to an increase in growth of low-margin handset sales to stimulate the usage of main services and a decrease in prices to address increased competition.

Operating Profit

Our consolidated operating profit increased by 2.1% to US$2,854 million in 2011 from US$2,794 million in 2010 primarily as a result of the acquisition of Wind Telecom’s operations in April 2011. Our consolidated operating profit as a percentage of total operating revenues in 2011 decreased to 14.1% from 26.6% in 2010, primarily as a result of the increase in the share of amortization expenses related to intangible assets acquired in Wind Telecom Transaction in April 2011 and the increase in the share of direct costs and impairment loss accrued in 2011.

Other Non-operating Profits and Losses

Finance Costs and Finance Income

Our consolidated finance costs increased by 196.1% to US$1,587 million in 2011 from US$536 million in 2010, primarily due to the increase in financial liabilities related to the acquisition of Wind Telecom’s operations in April 2011. Our consolidated finance income increased by 73.9% to US$120 million in 2011 from US$69 million in 2010, primarily due to the acquisition of Wind Telecom’s operations in April 2011 and related increase in financial assets earning interest income.

Other Non-operating Losses/(Gains)

We recorded US$308 million in losses during 2011 compared to US$35 million gain during 2010. The change was primarily due to losses accrued in connection with our embedded derivatives which were not in our portfolio in 2010.

Shares of Loss/(Profit) of Associates and Joint Ventures Accounted for Using the Equity Method

We recorded a loss of US$35 million from our equity in associates in 2011 compared to a profit of US$90 million in 2010. The change was primarily due to the acquisition of our equity associate in Canada in April 2011.

Net Foreign Exchange Loss

We recorded a US$190 million foreign currency exchange loss in 2011 compared to a US$5 million foreign currency exchange loss in 2010. The losses were primarily due to unrealized forex losses accrued on our loan granted to Canada and revaluation of our U.S. dollar financial liabilities due to devaluation of the Euro.

Income Tax Expense

Our consolidated income tax expense increased by 1.9% to US$585 million in 2011 from US$574 million in 2010. The increase in income taxes was primarily due to acquisition of Wind Telecom’s operations in April 2011.

Our effective income tax rate was 68.5% in 2011 compared to 23.5% in 2010. The increase in the effective income tax rate was primarily due to the increase in non-deductible expenses mainly representing interest expenses of Wind Telecom, effect of change in recognition of deferred tax asset and tax effect of withholding taxes for the group.

Profit for the Year Attributable to Non-controlling Interest

Our loss for the year attributable to non-controlling interest was US$274 million in 2011 compared to a profit of US$67 million in 2010, primarily due to net losses in our consolidated subsidiaries that are not wholly owned by us.

Profit for the Year Attributable to the Owners of the Parent

In 2011, consolidated profit for the year attributable to the owners of the parent was US$543 million compared to US$1,806 million in 2010. The decrease was primarily due to decrease in profit for the year as a result of abovementioned factors.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Total Operating Revenues

Our consolidated total operating revenues increased by 19.4% to US$10,522 million during 2010 from US$8,813 million during 2009 primarily due to the acquisition of Kyivstar’s operations in April 2010, appreciation of our functional currency in Russia, changes in our contract terms for value added services in Russia and increased traffic on our mobile networks as a result of an increase in our mobile subscribers. The following discussion of revenues by reportable segments includes intersegment revenues. Our management assesses the performance of each reportable segment on this basis as it believes the inclusion of intersegment revenues better reflects the true performance of each segment on a stand-alone basis.

Russia

Our Russia total operating revenues increased by 9.6% to US$8,162 million during 2010 from US$7,448 million during 2009. Our Russia total operating revenues consist primarily of mobile services and fixed-line services.

Revenues from our mobile services in Russia increased by 10.6% to US$6,826 million during 2010 from US$6,170 million during 2009.

During 2010, we generated US$4,372 million of our voice service revenues from airtime charges from mobile postpaid and prepaid subscribers, including monthly contract fees and roaming fees, and roaming fees received from other mobile services operators for providing roaming services to our subscribers, or 64.0% of mobile total operating revenues in our Russia segment, compared to US$4,250 million, or 68.9% of mobile total operating revenues in 2009. The 2.9% increase was primarily due to appreciation of the functional currency. In functional currency terms, our voice service revenues in our Russia segment decreased by 0.9% in 2010 compared to 2009 primarily due to decreased average price per minute which was partially offset by growth of our subscriber base and increased traffic volume.

During 2010, we generated US$1,281 million of our service revenues from value added services, or 18.8% of total operating revenues in our Russia segment, compared to US$926 million, or 15.0% of mobile total operating revenues in 2009. The 38.5% increase in our mobile value added services revenues was primarily due to a change in our contract terms in Russia for such services which caused us to recognize revenue from value added services on a gross basis and reflect the commissions paid to the content provider in the cost of service rather than deducting it from revenue. During 2009, we deducted US$104 million of commission from total operating revenues. Growth of our subscriber base, increased revenue from sales of infotainment and appreciation of the functional currency also contributed to the increase. In functional currency terms, our Russia segment service revenues from value added services increased by 33.0% during 2010 compared to 2009, primarily due to the change in contract terms for value added services, as well as due to an increase in our subscriber base and increased revenue from sales of infotainment.

During 2010, we generated US$987 million of our service revenues from interconnect, or 14.5% of mobile total operating revenues in the Russia segment, compared to US$861 million, or 13.9% of total operating revenues in 2009. The 14.7% increase was primarily due to the appreciation of the functional currency and increased traffic on our network. In functional currency terms, our Russia segment service revenues from interconnect increased by 10.1% during 2010 compared to 2009 due to increased incoming traffic from the subscribers of our competitors. The latter increased due to higher churn of our own subscribers in 2010 caused by aggressive competition in the mobile market which also contributed to the decrease in our voice service revenues in functional currency terms.

Our mobile total operating revenues in the Russia segment also included revenues from sales of equipment and accessories and other revenue. During 2010, revenues from sales of equipment and accessories and other revenue increased by 55.0% to US$185 million from US$120 million during 2009 and increased to 2.7% of total operating revenues in 2010 from 1.9% in 2009, primarily as a result of appreciation of our functional currency and sales of iPhones and Beeline brand phones. In functional currency terms, our Russia segment sales of equipment and accessories increased by 47.6% during 2010 compared to 2009.

In 2010, revenues from our fixed-line services in Russia increased by 4.5% to US$1,336 million from US$1,278 million in 2009. Revenues from our fixed-line services in Russia in 2010 consisted of US$617 million generated from business operations, US$491 million generated from wholesale operations and US$227 million generated from residential operations. The increase in revenues for our fixed services in Russia in 2010 compared to 2009 was primarily due to appreciation of the functional currency which more than offset a decrease in network traffic volume and lower prices as a result of price pressure from competitors. In functional currency terms, our total operating revenues from fixed services increased by 0.2% during 2010 compared to 2009.

Africa & Asia

In 2010, our total operating revenues for Africa & Asia only included our operations in Cambodia and was US$22 million compared to US$6 million in 2009. During 2010, US$18 million of our mobile service revenues, or 81.8% of our total operating revenues in Cambodia, were from airtime charges from mobile prepaid subscribers, including roaming fees, and roaming fees received from other mobile services operators for providing roaming services to our subscribers, US$4 million of our mobile service revenues, or 18.2% of our total operating revenues in Cambodia, were from interconnect fees. During 2010, there were significant revenues from sales of equipment and accessories.

Ukraine

Our Ukraine total operating revenues increased by 483.7% to US$1,185 million during 2010 from US$203 million during 2009, primarily due to the acquisition of Kyivstar’s operations in April 2010.

Our revenues from our mobile services in Ukraine increased by 888.6% to US$1,090 million during 2010 from US$110 million during 2009, primarily due to the acquisition of Kyivstar’s operations in April 2010.

During 2010, we generated US$783 million of our service revenues from airtime charges from mobile postpaid and prepaid subscribers, including monthly contract fees and roaming fees, and roaming fees received from other mobile services operators for providing roaming services to our subscribers, or 71.8% of our mobile total operating revenues in our Ukraine segment, compared to US$63 million, or 57.0% of mobile total operating revenues in 2009. The significant increase was primarily due to the acquisition of Kyivstar’s operations in April 2010.

During 2010, we generated US$116 million of our service revenues from value added services (including data revenue), or 10.7% of total operating revenues in our Ukraine segment, compared to US$10 million, or 9.3% of mobile total operating revenues in 2009. The significant increase in our value added services revenues was primarily due to the acquisition of Kyivstar’s operations in April 2010.

During 2010, we generated US$185 million of our service revenues from interconnect, or 16.9% of total operating revenues in the Ukraine segment, compared to US$36 million, or 32.2% of mobile total operating revenues in 2009. The 420.3% increase was primarily due to the acquisition of Kyivstar’s operations in April 2010.

Our mobile total operating revenues in the Ukraine segment also included revenues from sales of equipment and accessories and other revenues. During 2010, revenues from sales of equipment and accessories and other revenues increased to US$4 million from US$1 million during 2009 and decreased to 0.4% of mobile total operating revenues in 2010 from 0.5% in 2009, primarily as a result of the acquisition of Kyivstar’s operations in April 2010.

Our revenues from our fixed-line services in Ukraine increased by 2.4% to US$95 million in 2010 from US$93 million in 2009, primarily due the acquisition of Kyivstar’s operations in April 2010.

CIS

Our CIS total operating revenues increased by 6.3% to US$1,354 million during 2010 from US$1,274 million during 2009. Our CIS total operating revenues consist of revenues from providing mobile services as well as fixed-line services.

Our revenues from mobile services in the CIS increased by 6.1% to US$1,200 million during 2010 from US$1,131 million during 2009.

During 2010, we generated US$841 million of our service revenues from airtime charges in the CIS segment from mobile postpaid and prepaid subscribers, including monthly contract fees and roaming fees, and roaming fees received from other mobile services operators for providing roaming services to our subscribers, or 70.1% of our mobile total operating revenues in the CIS segment, compared to US$822 million, or 72% of mobile total operating revenues in 2009. The 2.3% increase during 2010 compared to 2009 was primarily due to an increase in our mobile subscriber base.

During 2010, we generated US$209 million of our mobile service revenues from interconnect fees in the CIS mobile segment, or 17.4% of our mobile total operating revenues in the CIS segment, compared to US$182 million, or 16.1% of our mobile total operating revenues in the CIS segment in 2009. The 8.3% increase in 2010 compared to 2009 was primarily due to increase in traffic in all countries.

During 2010, we generated US$142 million of our mobile service revenues in the CIS segment from value added services, or 11.9% of mobile total operating revenues in the CIS segment, compared to US$121 million, or 10,5% of mobile total operating revenues in the CIS segment in 2009. The 17,4% increase in 2010 compared to 2009 was primarily due to increase in subscriber base and increased consumer spending on value added services.

Our mobile total operating revenues in the CIS segment also included revenues from sales of equipment and accessories and other revenues. During 2010, revenues from sales of equipment and accessories and other revenues increased to US$7 million from US$6.0 million during 2009, primarily due to increase in sales of devices to stimulate usage of mobile services.

Our revenues from fixed-line services in the C;IS increased by 7.7% to US$154 million in 2010 from US$143 million in 2009. The increase was primarily due to the growth of interconnect revenues in Tajikistan, interconnect and internet revenues in Armenia and revenues from rent of channel in Kazakhstan, partially offset by a decrease in voice revenues in Armenia. In 2010, US$32 million of CIS fixed-line revenues were generated from our business operations, US$65 million from wholesale operations and US$57 million from residential operations.

Total Operating Expenses

Our consolidated total operating expenses increased by 24.7% to US$7,728 million during 2010 from US$6,195 million during 2009, and represented 73.5% and 70.3% of total operating revenues in 2010 and 2009, respectively. This increase was primarily due to the acquisition of Kyivstar operations in April 2010.

Due to the adverse economic environment in 2009, we focused on maintaining our consolidated operating profit = margin by controlling our operating expenses. With the improvement of the economic environment in 2010, we increased operating expenses to support growth of our operations. As a result of the increased operating expenses as a percentage of total operating revenues, our consolidated operating profit margin for 2010 was 26.6% compared to 29.7% in 2009.

Service Costs

Our consolidated service costs increased by 18.8% to US$2,251 million during 2010 from US$1,895 million during 2009, primarily as a result of the acquisition of Kyivstar operations in April 2010. As a percentage of consolidated total operating revenues, our service costs decreased slightly to 21.4% during 2010 from 21.5% during 2009.

Cost of Equipment and Accessories

Our consolidated cost of equipment and accessories increased by 95.5% to US$217 million in 2010 from US$111 million in 2009. This increase was primarily due to the introduction of Beeline brand phones in Russia in the summer of 2010.

Selling, General and Administrative Expenses

Our consolidated selling, general and administrative expenses increased by 28.8% to US$3,198 million during 2010 from US$2,482 million during 2009. This increase was primarily due to the acquisition of Kyivstar operations in April 2010, as well as higher sales and marketing expenses in Russia and increase in headquarter expenses. As a percentage of consolidated total operating revenues, our consolidated selling, general and administrative expenses increased to 30.4% in 2010 from 28.2% in 2009 which is explained by increased level of expenses to support growth of our operations.

Depreciation and Amortization Expenses

Our consolidated depreciation and amortization expenses increased by 23.5% to US$2,013 million in 2010 from US$1,630 million in 2009. The overall increase in depreciation and amortization expenses was primarily the result of the acquisition of Kyivstar operations in April 2010.

Impairment Loss

Our consolidated impairment loss was nil in 2010, as in 2009.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets decreased by 36.4% to US$49 million during 2010 from US$77 million during 2009.

Adjusted EBITDA and Adjusted EBITDA Margin

Our consolidated adjusted EBITDA increased by 13.2% to US$4,906 million during full year 2010 from US$4,334 million during full year 2009, primarily due to the acquisition of Kyivstar operations in April 2010 and growth of adjusted EBITDA in our Russian operations.

Russia

Our Russia adjusted EBITDA increased by 2.1% to US$3,775 million during 2010 from US$3,696 million during full year 2009, primarily due to appreciation of functional currency. Russia adjusted EBITDA in functional currency terms decreased by 1.9%. Adjusted EBITDA margin in 2010 was 3.3 percentage points less than in 2009 primarily due to decreased average price per minute and increased volume of customer equipment sales with negative margin. In functional currency terms, Russia Adjusted EBITDA margin decreased by 3.4 percentage points compared to 2009.

Africa & Asia

Our Africa & Asia adjusted EBITDA was negative US$35 million during 2010 in comparison with negative US$38 million during 2009, primarily due to commercial operations started in 2009.

Ukraine

Our Ukraine adjusted EBITDA increased to US$629 million during 2010 from US$36 million during 2009, primarily due to the acquisition of Kyivstar operations in April 2010.

CIS

Our CIS adjusted EBITDA decreased by 3.9% to US$615 million during 2010 from US$640 million during 2009, primarily due to increased competition that led to a decrease in prices in Armenia and Uzbekistan, partially offset by organic growth in Kazakhstan, Tajikistan and Georgia.

Operating Profit

Our consolidated operating profit increased by 6.7% to US$2,794 million in 2010 from US$2,618 million in 2009, primarily as a result of increased operating revenues which offset the increase in operating expenses. Our consolidated operating profit as a percentage of total operating revenues in 2010 decreased to 26.6% from 29.7% in 2009, primarily as a result of the increased operating expenses as a percentage of total operating revenues.

Other Non-operating Profits and Losses

Finance Costs and Finance Income

Our consolidated finance costs decreased by 11.1% to US$536 million in 2010 from US$603 million in 2009, primarily due to a decrease in the overall amount of our debt. Our consolidated finance income increased by 19.0% to US$69 million in 2010 from US$58 million in 2009, primarily due to the increase in our bank deposits.

Other Non-operating Losses/(Gains)

We recorded a US$35 million gain during 2010 compared to US$69 million losses during 2009. The increase was primarily due to a loss contingency in relation to cash rights for shares of Golden Telecom.

Shares of Loss/(Profit) of Associates and Joint Ventures Accounted for Using the Equity Method

We recorded a profit of US$90 million from our equity in associates in 2010 compared to a gain of US$3 million in 2009, primarily due to a gain in our equity in Morefront which was partially offset by a loss in our equity in GTEL-Mobile.

Net Foreign Exchange Loss

We recorded a US$5 million foreign currency exchange loss in 2010 compared to a US$404 million foreign currency exchange loss in 2009. The losses were primarily due to the devaluation of the Russian ruble against the U.S. dollar at the revaluation date which resulted in a corresponding revaluation of our U.S. dollar denominated financial liabilities, including our loan agreements. Our foreign currency exchange loss decreased in 2010 compared to 2009, primarily due to the lower rate of devaluation of the Russian ruble against the U.S. dollar of 0.8% in 2010 compared to 2.9% in 2009, as well as a decrease in the percentage of total debt represented by U.S. dollar-denominated debt to 50.3% as of December 31, 2010 from 64.8% as of December 31, 2009.

Income Tax Expense

Our consolidated income tax expense increased by 33.2% to US$574 million in 2010 from US$431 million in 2009. The increase in income taxes was primarily due to the increase in income before income taxes. Our effective income tax rate was 23.5% in 2010 compared to 26.9% in 2009. The decrease in the effective income tax rate was primarily due to the tax effect of the change in the statutory income tax rate in Ukraine in accordance with the New Tax Code of Ukraine which significantly changed the rules for tax based calculation and provided for a gradual decrease in tax rates from 25% to 16% over the next few years.

Profit for the Year Attributable to Non-controlling Interest

Our profit for the year attributable to non-controlling interest was US$67 million in 2010 compared to a profit of US$30 million in 2009, primarily due to the increase in profit for the year based on abovementioned factors.

Profit for the Year Attributable to the Owners of the Parent

In 2010, consolidated profit for the year attributable to the owners of the parent was US$1,806 million compared to US$1,142 million in 2009.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

The following table shows our cash flows for the years ended December 31, 2011, 2010 and 2009 (in millions of U.S. dollars):

	Year ended December 31,
	2011	2010	2009
Consolidated Cash Flow
Net cash flows from operating activities	6,106	3,702	3,602
Net cash flows used in investing activities	(6,945)	(1,382)	(1,524)
Net cash flows used in financing activities	2,583	(2,864)	(1,563)
Net foreign exchange difference	(304)	(22)	1
Net increase/(decrease) in cash and cash equivalents	1,744	(544)	515

During the years ended December 31, 2011, 2010 and 2009, we generated positive cash flow from our operating activities and negative cash flow from investing activities. Cash flow from financing activities was positive during 2011 and negative during both 2010 and 2009. The positive cash flow from financing activities during 2011 was mostly due to increase in cash inflows from new loans and bonds issued during 2011. The negative cash flow from financing activities during 2010 was mostly due to repayments of our existing debt facilities, which exceeded new borrowings. The negative cash flow from financing activities during 2009 was primarily the result of repayments of our existing debt facilities and our payment of cash dividends of US$316 million.

As of December 31, 2011, we had negative working capital of US$3,074 million, compared to negative working capital of US$1,023 million as of December 31, 2010 and negative working capital of US$562 million as of December 31, 2009. Working capital is defined as current assets less current liabilities. The change in our working capital as of December 31, 2011 compared to December 31, 2010 was mainly due to the acquisition of Wind Telecom in April 2011 and the increase in the current financial liabilities. The change in our working capital as of December 31, 2010 compared to December 31, 2009, was mainly due to the decrease in our cash and cash equivalents balance to US$885 million as of December 31, 2010 from US$1,451 million as of December 31, 2009 as a result of outflows from our financing and investing activities more than offsetting our inflows from operating activities.

Our working capital is monitored on a regular basis by management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Current financial liabilities payments are split during the twelve month period following December 31, 2011, and the majority of our current financial liabilities will become due in the third and fourth quarters of 2012. Our management expects to make these payments as they become due. Our management believes that our working capital is sufficient to meet our present requirements.

Operating Activities

During 2011, net cash flows from operating activities was US$6,106 million, a 64.9% increase over the US$3,702 million of net cash flows from operating activities during 2010. The increase in net cash flows from operating activities during 2011 as compared to 2010 was primarily the result of the consolidation of Wind Telecom operations in April 2011.

During 2010, net cash flows from operating activities was US$3,702 million, a 2.8% increase over the US$3,602 million of net cash flows from operating activities during 2009. The increase in net cash flows from operating activities during 2010 as compared to 2009 was primarily the result of an increase in profit for the year to US$1,873 million in 2010 from US$1,172 million in 2009 and working capital management.

Financing Activities

During 2011, we repaid approximately US$6,581 million of indebtedness and raised US$10,389 million, including funds to finance and refinance the Wind Telecom acquisition. As a result of the acquisition of Wind Telecom, our indebtedness significantly increased. As of December 31, 2011, the principal amounts of our external indebtedness for bank loans, bonds, equipment financing, and loans from others amounted to approximately US$26.8 billion.

The following table provides a summary of our outstanding indebtedness with an outstanding principal balance exceeding US$30.0 million as of December 31, 2011. Many of the agreements relating to this indebtedness contain various restrictive covenants, including change of control restrictions and financial covenants. In addition, certain of these agreements subject our subsidiaries to restrictions on their ability to pay dividends or repay debts to us. Wind Italy Group indebtedness is paid from cash flow generated by Wind Italy businesses, and VimpelCom Ltd. and other members of the VimpelCom Group have no obligations for any payments on any Wind Italy Group indebtedness. For additional information on this indebtedness, please refer to the notes to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For information relating to our outstanding indebtedness subsequent to December 31, 2011, see “—Recent Financing Activities” below. For a description of some of the risks associated with certain of our indebtedness, please refer to the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial leverage and debt service obligations may materially adversely affect our cash flow,” “—Covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations,”and “—We may not be able to raise additional capital.”

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom Holdings B.V.	Notes	3 month LIBOR plus 4.0%	US$200.0	June 29, 2014	OJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	6.2546%(1)	US$500.0	March 1, 2017	OJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	7.5043%(2)	US$1,500.0	March 1, 2022	OJSC VimpelCom	None

OJSC VimpelCom	CISCO SYSTEM FINANCE INTERNATIONAL	7.35%	US$36.0 (RUR1,156.0)	May 3, 2014	OJSC VimpelCom	None

OJSC VimpelCom	Loan from HSBC Bank plc	6 month MOSPRIME plus 1.05%	US$153.9 (RUR 4,949.3)	November 30, 2017	EKN	None

OJSC VimpelCom	Loan from Sberbank	9.0%	US$2,185.8 (RUR 70,285.7)	April 11, 2018	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	6.493%	US$500.0	February 2, 2016	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.748%	US$1,000.0	February 2, 2021	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$1,000.0	April 30, 2018	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	8.375%	US$800.6	April 30, 2013	None	None

OJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	US$600.0	May 23, 2016	None	None

OJSC VimpelCom	Loan from Sberbank	9.25%	US $278.1 (RUR 8,943.2)	February 13, 2013	None	None

OJSC VimpelCom	Loan from LLC VimpelCom-Invest (“VC-Invest”) (funded by the RUB denominated bonds by VC-Invest)	15.20%	US$311.0 (RUR 10,000.0)	July 8, 2014	OJSC VimpelCom	None

OJSC VimpelCom	Loan from VC-Invest (funded by the RUB denominated bonds by VC-Invest)	9.25%	US$311.9 (RUR 10,028.6)	July 19, 2013	OJSC VimpelCom	None

OJSC VimpelCom	Loan from Sberbank	9.25%	US$311.0 (RUR 10,000.0)	April 30, 2013	None	None

OJSC VimpelCom	Loan from Sberbank	8.75%	US$238.8 (RUR 7,679.7)	December 16, 2015	None	None

OJSC VimpelCom	Loan from Sberbank	1 month MOSPRIME + 1.8%	US$140.0 (RUR 4,500.0)	November 30, 2014	None	None

OJSC VimpelCom	Loan from Sberbank	8.4%	US$311.0 (RUR 10,000.0)	November 30, 2012	None	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
OJSC VimpelCom	Loan from VC-Invest (funded by the RUB denominated bonds by VC-Invest)	8.3%	US$622.0 (RUR 20,000.0)	October 13, 2015	None	None

Menacrest Ltd	Crowell Ltd.	15.0%	US$49.4	December 27, 2015	None	None

OJSC VimpelCom	Loans from Bayerische Hypo und Vereinsbank AG	AB SEK Rate plus 0.75%	US$100.6	June 15, 2016	EKN	None

Wind Telecomunicazioini S.p.A.

Senior facilities

Deutsche Bank A.G., Credit Suisse A.G., Banca IMI S.p.A, BNP Paribas, the Royal Bank of Scotland, Citigroup, Crédit Agricole Corporate and Investment Bank, Goldman Sachs International, J.P. Morgan plc, Morgan Stanley Bank International Limited, Natixis, S.A. and UniCredit S.p.A. With Banca Nazionale del Lavora S.p.A., Gruppo BNP Paribas, Crédit Agricole Corporate and Investment Bank, Milan Branch, and The Royal Bank of Scotland plc, Milan Branch, as Original Lenders

		EURIBOR + 4.0% (3) EURIBOR + 4.25% EURIBOR + 4.50%	US$1,830.9 (€1,415.0) US$1,725.9 (€1,333.9) US$881.3 (€681.1)	November 26, 2016 November 26, 2017 November 26, 2017	All tranches: Wind Telecomunicazioini S.p.A.	All tranches: Shares in Wind Telecomunicazioini S.p.A.

Wind Telecomunicazioini S.p.A	Debt vs Italian Government (LTE)	Rendistato+1.0%	US$524.1 (€405.1)	October 3, 2016		Bank guarantees

Wind Telecomunicazioini S.p.A	Annuity loans several lender unwound swaps	0.0%	US$321.1 (€248.2)	September 26, 2016	None	None

Wind Acquisition Finance S.A.	Senior Secured Notes Senior Secured Notes	7 .375% 7 1/4%	US$2,264.3 (€1,750) US$1,300.0	February 15, 2018 February 15, 2018	Both tranches: Wind Telecomunicazioini S.p.A.	Wind Acquisition Finance S.A.

Wind Acquisition Holdings Finance S.A.(4)	Senior Notes Senior Notes	12 1/4% 12 1/4%	US$507.5 (€392.2) US$754.2	July 15, 2017 July 15, 2017	Wind Acquisition Holdings Finance S.p.A.	Wind Acquisition Holdings Finance S.A.(4)

Wind Acquisition Finance S.A.	Senior Notes Senior Notes	11 3/4% 11 3/4%	US$1,617.4 (€1,250.0) US$2,000.0	July 15, 2017 July 15, 2017	Wind Telecomunicazioini S.p.A Wind Telecomunicazioini S.p.A	Wind Acquisition Finance S.A.

Wind Acquisition Finance S.A.	Bridge Facility Agreement	3 months Euribor +7.5%	US$647.0 (€500.0)	Oct 27, 2018	Wind Telecomunicazioini S.p.A	Wind Acquisition Finance S.A.

Pakistan Mobile Communications Limited (“PMCL”)	Syndicated loan via MCB Bank Limited	6 months KIBOR + 1.3%	US$204.4 (PKR18,383.3)	January 4, 2014	None	PMCL

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
PMCL	Notes	8.625%	US$112.2	November 13, 2013	None	None

PMCL	Notes	6 months KIBOR + 1.65%	US$40.3 (PKR3,622.6)	October 28, 2013	None	None

Orascom Telecom Bangladesh Limited (“OTBL”)	Hermes Facility	3 months LIBOR + 1.8%	US$45.5	July 1, 2014	OTH	Shares of OTBL and Orascom Telecom Venture (“OTV”) and other interests

OTBL	Commercial Facility	3 months LIBOR + 4.7%	US$56.9	August 1, 2013	OTH	Shares of OTBL, OTV and other interests

OTBL	Loan from Standard Chartered Bank	6 months LIBOR + 2.0%	US$35.7	September 30, 2016	None	Shares of OTBL and other interests

OTBL	Senior notes	13.5%	US$69.0 (BDT5,656)	June 30, 2014	None	Shares of OTBL and other interests

OTBL	Loan from Huawei	6 months LIBOR + 2.9%	US$30.6	3.5 years from shipment date	OTH	Shares of OTBL and other interests

OTA	Loan from Hermes	3 months LIBOR + 0.6%	US$46.6	November 15, 2012	None	Pledge of OTA business and bank account

(1)	This fixed interest rate is subject to interest rate swap arrangement to effectively swap the fixed interest rate for floating interest rates based on three-month U.S. dollar LIBOR. The weighted average spread over LIBOR for the notes is 4.187%. We entered into the swap arrangement effective June 29, 2011, with BNP Paribas and ING Bank N.V. The swap transactions have a term extending through the maturity of the notes, but they can be terminated and unwound at any time.
(2)	This fixed interest rate is subject to interest rate swap arrangement to effectively swap the fixed interest rate for floating interest rates based on three-month U.S. dollar LIBOR. The weighted average spread over LIBOR for the notes is 4.375%. We entered into the swap arrangement effective June 29, 2011, with Barclays Bank plc, HSBC Bank plc, ING Bank N.V., The Royal Bank of Scotland plc and UBS A.G. The swap transactions have a term extending through the maturity of the notes, but they can be terminated and unwound at any time. On March 1, 2015 and March 1, 2018, the fair value of the swaps will be reset to zero by adjusting the spread over the floating rate leg using the same applicable swap rate until termination date.
(3)	Interest on the all tranches of the senior facility is based on EURIBOR for loans in euros and LIBOR for loans in any other currency. Also interest rate margins may be reduced based on specified improvement in leverage ratios.

Wind Italy owed to hedging banks approximately €296.0 million for deferred repayment of the fair value of the derivatives instruments (on termination and close out) which were hedging the Wind Italy obligations that were repaid through the two financings completed in November 2010 (as set out in the table above). The obligation is payable in semi-annual installments and matures in September 2016. The amount outstanding as of December 31, 2011, was approximately €248.2 million.

Financings for the Wind Telecom Transaction

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

On March 31, 2011, VimpelCom Amsterdam B.V. signed a one-year bridge facility agreement (with the possible extension for 6 months), with six international banks: Barclays, BNP Paribas, Citi, RBS, ING and HSBC in the total amount of US$2,500.0 million (the “Bridge Loan”). The Bridge Loan bears annual interest at a rate of LIBOR plus 0.85% from (and including) the signing date to (but excluding) the date falling three months after the signing date; LIBOR plus 1.15% from (and including) the date falling three months after the signing date to (but excluding) the date falling six months after the signing date; LIBOR plus 1.75% from (and including) the date falling six months after the signing date to (but excluding) the date falling nine months after the signing date; LIBOR plus 2.25% from (and including) the date falling nine months after the signing date to (but excluding) the date falling twelve months after the signing date; and, if extended, LIBOR plus 3.0% to (and including) the date falling 12 months after the signing date. On April 14, 2011, VimpelCom drew the amount of US$2,200.0 million under the Bridge Loan. On June 29, 2011, VimpelCom repaid the Bridge Loan.

On April 12, 2011, OJSC VimpelCom signed a seven-year loan agreement with Sberbank for the Russian ruble equivalent of US$2,500.0 million (the “Russian Bank Loan”). The Russian Bank Loan bears interest at a rate of 9.0% per annum and matures on April 11, 2018. Under the Russian Bank Loan, the maximum rate may be increased up to 9.5% in case of occurrence of certain events. On April 27, 2011, OJSC VimpelCom drew down RUB33,492 million (equivalent to approximately US$1,200.6 million as of April 27, 2011). On May 11, 2011, OJSC VimpelCom drew down an additional RUB22,498 million (equivalent to approximately US$807.4 million as of May 11, 2011). On June 1, 2011, OJSC VimpelCom drew down an additional RUB 8,396 million (equivalent to approximately US$300.1 million as of June 1, 2011).

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

Recent Financing Activities

Ruble Bonds

On June 23, 2011, OJSC VimpelCom registered with the Russian Federal Service on the Financial Market documentation required for the potential issuance of Russian ruble-denominated bonds in the Russian domestic markets over a one-year period up to June 23, 2012. The maximum authority of the registration covers bonds aggregating up to RUB60.0 billion.

On March 20, 2012, OJSC VimpelCom issued Russian ruble–denominated bonds, in an aggregate principal amount of RUB25,000 million which is the equivalent of approximately $856 million at the exchange rate of Central Bank of Russia as of March 20, 2012. The bonds have a ten–year maturity with a put option in 3 years and bear an annual interest rate of 8.85%. Interest will be paid semiannually.

On March 26, 2012, OJSC VimpelCom issued Russian ruble–denominated bonds, in an aggregate principal amount of RUB10,000 million which is the equivalent of approximately US$340.1 million at the exchange rate of Central Bank of Russia as of March 26, 2012. The bonds have a ten–year maturity with a put option in 3 years and bear an annual interest rate of 8.85%. Interest will be paid semiannually.

WAF Bonds

On April 13, 2012, Wind Acquisition Finance S.A., or “WAF,” issued €200 million 7 3/8% Senior Secured Notes due 2018 and $400 million 7 1/4% Senior Secured Notes due 2018 (together, the “Additional Notes”). The Additional Notes were issued as a tap under the indenture dated November 26, 2010 pursuant to which €1,750 million of 7 3/8% Senior Secured Notes due 2018 and $1,300 million of 7 1/4% Senior Secured Notes due 2018 were issued. The Additional Notes are guaranteed by WIND Italy.

Equipment Financing

On February 2, 2012, OJSC VimpelCom signed a loan facility agreement with CISCO SYSTEMS FINANCE INTERNATIONAL. The loan is a Russian ruble-denominated export credit facility for a total amount of RUB1,550 million. The facility is to finance equipment provided to OJSC VimpelCom by CISCO on a reimbursement basis. The facility bears interest at a rate of 7.95% per annum. On March 2, 2012, OJSC VimpelCom drew down RUB1,550 million (the equivalent to approximately US$53 million as of March 2, 2012).

Other Financing Activities

On April 20, 2012, OJSC VimpelCom repaid debt to Sberbank in the amount of RUB 10,000 million under one-year term loan facility, which was signed and drawn down on December 2, 2011.

We may from time to time seek to purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Investing Activities

Our investing activities included payments related to the purchase of licenses, equipment, telephone line capacity, software and other assets as a part of the ongoing development of our mobile networks and fixed-line business. In 2011, our total payments for purchases of property and equipment, intangible assets, software and other assets were approximately US$6,260 million compared to US$1,814 million during 2010 and US$1,022 million during 2009. In 2011, we paid US$838 million, net of cash acquired, for the acquisition of subsidiaries, primarily for the acquisition of Wind Telecom. In 2010, we paid US$27 million for the acquisition of subsidiaries net of cash acquired, including Closed Joint Stock Company Foratec Communication (“Foratec”), and US$144 million to a former Golden Telecom shareholder in connection with a litigation related to the tender offer pursuant to which our company acquired Golden Telecom. In 2009, we did not have any payments in respect of acquisitions.

Acquisitions and Dispositions

Our significant acquisitions and dispositions during the three years ended December 31, 2011 are summarized below.

Sovintel and Ivestelectrosvyas Mergers

On November 24, 2010, Sovintel and Investelectrosvyaz merged with and into OJSC VimpelCom.

GTEL Mobile

VimpelCom and our wholly owned direct subsidiary Ararima Enterprises Limited (Cyprus), or “Ararima,” signed a Joint Venture and Shareholders Agreement, or “JVA,” on July 8, 2008 to establish a mobile telecommunications joint venture in Vietnam under the name of GTEL-Mobile Joint Stock Company. The other participants in GTEL-Mobile are Global Telecommunications Corporation, or “GTEL” (a Vietnamese state-owned enterprise) and GTEL TSC (a subsidiary of GTEL). Subject to the conditions contained in the JVA and in accordance with the Vietnamese investment laws, Ararima received a 40.0% voting and economic interest in GTEL-Mobile in consideration for an equity investment of US$266.7 million that has been paid in full. GTEL-Mobile has received all of the regulatory approvals required under the JVA, including the registration of the GTEL-Mobile’s GSM license and related frequencies.

On March 29, 2011, we agreed on a financing plan with the other JVA parties, that could result in our group providing investment in total of up to US$500 million through 2013. On April 26, 2011, we completed the first stage of the financing plan by paying US$196 million for newly issued shares and thereby increasing our stake in GTEL-Mobile from 40.0% to 49.0% minus one share. In connection with the financing plan, the JVA parties have also agreed that we will assume operation management of GTEL-Mobile.

In April 2012, VimpelCom signed an agreement to sell its entire indirect 49% minus one share stake in GTEL Mobile to GTEL Transmit, a related party of GTEL. Under the terms of the agreement, the GTEL Transit will pay cash consideration of US$45 million upon satisfaction of certain conditions precedent. Upon completion of the sale, VimpelCom will have no further obligations or liabilities to GTEL or GTEL Mobile. Additionally, GTEL Mobile will discontinue the use of the Beeline trademark after a six-month transition period.

Restructuring of Shareholdings in Kazakhstan and Kyrgyzstan

On August 24, 2011, VimpelCom completed a transaction with Crowell to combine our respective shareholdings in Limnotex Developments Limited, or “Limnotex,” the sole shareholder of Kar-Tel, and Menacrest, the sole shareholder of Sky Mobile. As a result of the transaction, Menacrest became a wholly owned subsidiary of Limnotex in exchange for the issuance of new shares in Limnotex to VimpelCom Finance B.V., our wholly owned subsidiary, and Crowell. As a result of the restructuring, VimpelCom holds a 71.5% stake in Limnotex and Crowell owns the remaining 28.5%.

In connection with the restructuring, our call option to acquire 49.9% of the issued share capital of Menacrest was terminated, and Crowell’s put and VimpelCom’s call options for 25% of Limnotex were amended. As a result of the amendments, Crowell holds two put options for Limnotex shares. The first Crowell put option is for 13.5% and is exercisable during 2013 at a fixed price of US$297 million and the second Crowell put option is for 15% and is exercisable during 2017 at a fixed price of US$330 million. In turn, we hold two call options for Limnotex shares (for 13.5% and 15%) and both are exercisable during the period between April 2012 and May 2018 at a variable price determined by reference to EBITDA. As a part of the transaction, VimpelCom terminated the loan agreement with Crowell and was released from its commitment to exercise its call option for the 25% of Limnotex shares.

The existing dividend mandate from Crowell to Menacrest (allowing VimpelCom to receive 49.9% Menacrest dividends payable to Crowell) was cancelled. In accordance with new dividend mandates VimpelCom Finance B.V. will receive 100% Menacrest dividends payable to Limnotex and 3.5% Limnotex dividends payable to Crowell.

Morefront

On October 23, 2008, we acquired 49.9% of Morefront which owned 100.0% of Euroset, the leading mobile handset retailer and dealer for major mobile network operators in Russia, for total consideration of US$226.0 million. The total consideration was reduced to US$201.0 million as the result of a settlement in our litigation with Creative Retail Management Limited, the former shareholder of Morefront. On March 17, 2011 a restructuring of the Euroset group was completed. As a result, we own directly 49.9% of the shares of Euroset Holding N.V., which owns 100.0% of the shares of Euroset. This acquisition allowed us to significantly enhance our distribution capabilities.

Millicom Lao

On March 9, 2011, we completed the acquisition of VimpelCom Laos B.V. (formerly Millicom Holding Laos B.V). (Netherlands), which holds a 78% interest in VimpelCom Lao Co (formerly Millicom Lao Co. Ltd.). The remaining 22% of VimpelCom Lao Co. is owned by the Government of the Lao PDR, as represented by the Ministry of Finance. The purchase price for the acquisition is approximately US$88 million including equity, repayment of debt, repayment of shareholder loan and intra-group indebtedness.

Wind Telecom

On April 15, 2011, we completed the Wind Telecom Transaction. On October 4, 2010, VimpelCom and Wind Telecom signed an agreement in respect of the Wind Telecom Transaction to combine their respective groups. The agreement provided that at the closing of the transaction, VimpelCom would own, through Wind Telecom, 51.7% of OTH and 100% of Wind Italy. At its meeting on January 16, 2011, our supervisory board approved new terms of the Wind Telecom Transaction, under which shareholders of Wind Telecom would contribute to VimpelCom their shares in Wind Telecom in exchange for consideration consisting of 325,639,827 newly-issued VimpelCom common shares, 305,000,000 newly-issued VimpelCom convertible preferred shares and US$1,495 million in cash. In addition, certain assets have been demerged from the Wind Telecom group and transferred back to Weather, Wind Telecom’s main selling shareholder. On March 17, 2011, the shareholders of VimpelCom Ltd. approved the issuance of common and convertible preferred shares (which have the same rights as the existing convertible preferred shares) to Wind Telecom’s shareholders and the related increase in VimpelCom Ltd.’s share capital. As a result of the Wind Telecom Transaction on April 15, 2011, VimpelCom Ltd. acquired operations of Wind Telecom in Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and indirect equity shareholding in Canadian operations.

KT Corporation

On May 4, 2011, OJSC VimpelCom signed agreements with KT Corporation and Summit Telecom Global Management B.V. (a subsidiary of Sumitomo Corporation) to acquire 99.99% of the shares of NTC, a leading mobile operator in the Primorskiy krai in the Far East super-region of Russia, with the purchase price based on an enterprise value of US$420.0 million. On June 7, 2011, we acquired 89.99% of the shares. We launched a mandatory tender offer under Russian law to acquire 10.00% of the remaining outstanding shares in August 2011 and completed it on October 21, 2011 followed by a squeeze out of the remaining 0.01% of outstanding shares under Russian law in December 2011. We completed the acquisition of the remaining 0.01% shares on February 27, 2012.

Other Acquisitions and Dispositions

Comnidor

On December 10, 2010, we acquired 59.0% of the shares of Comnidor Holdings Limited, or “Comnidor,” a Cyprus company, at a nominal value. On March 24, 2011, Comnidor acquired 100.0% of the shares of LLP 2Day Telecom, or “2Day Telecom,” a Kazakhstan entity engaged in the provision of fixed-line telecommunications services. As consideration for the acquisition, on March 24, 2011, we transferred 100.0% of the shares of our wholly owned indirect subsidiary, LLP “SA-Telcom,” a Kazakhstan entity engaged in the provision of fixed-line telecommunications services to Comnidor.

ELTEL

On January 21, 2011 we acquired 100.0% of the share capital of CJSC “ELTEL,” one of the leading alternative fixed-line providers in St. Petersburg. The total value of the transaction amounted to RUB 1,000.0 million (equivalent to approximately US$33.4 million as of January 21, 2011). The excess of the purchase consideration over the fair value of the identifiable net assets of Eltel amounting to US$20.1 million was recorded as goodwill and assigned to the Russia reportable segment.

Other Investing Activities

On February 13, 2008, we advanced to Crowell a loan in the principal amount of US$350.0 million. The loan agreement was entered into after Crowell acquired the entire issued share capital of Menacrest, which is the parent company of Sky Mobile, a mobile operator in Kyrgyzstan. Crowell granted us two call options over the entire issued share capital of Menacrest. The loan has been recorded in long-term loans receivable and accrued interest of US$26.7 million has been recorded in other non-current assets. On October 20, 2010, we exercised one of the call options and acquired 50.1% of the issued share capital of Menacrest. The purchase price was US$150.3 million and was paid by set off against part of the debt of Crowell to our company under the Crowell Loan Agreement. As part of the restructuring of our shareholdings in Kazakhstan and Kyrgystan, as described in “—Acquisitions and Dispositions—Restructuring of Shareholdings in Kazakhstan and Kyrgyzstan” above, our second call option to acquire 49.9% of Menacrease was terminated.

Future Liquidity and Capital Requirements

Telecommunications service providers require significant amounts of capital to construct networks and attract subscribers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.

Our capital expenditures include purchases of new licenses, equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the noncurrent assets, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures. During 2011, our capital expenditures were approximately US$6,350 million compared to approximately US$2,224 million during 2010 and approximately US$821 million during 2009. The increase in capital expenditure in 2011 compared to 2010 was mainly due to capital expenditures in acquired businesses of Wind Telecom in April 2011, investments related to the LTE frequencies in Italy and 2G license renewal in Bangladesh, as well as increased capital expenditures in Russia. The increase in capital expenditure in 2010 compared to 2009 was mainly due to the refocus on operational development in the business units, particularly in Russia. Our capital expenditures do not include investments made through acquisition of interests in other entities.

Our management expects our total capital expenditures (excluding acquisitions and payments for licenses) in 2012 to be approximately 19.0% of our 2012 consolidated total operating revenues. We expect that our capital expenditures in 2012 will mainly consist of the maintenance of our existing networks as well as the increase of capacity due to data traffic growth and 3G and LTE roll-outs. In the years ended December 31, 2011, 2010 and 2009, our capital expenditures were 31.3%, 21.1% and 9.3% of our consolidated total operating revenues, respectively. The increase in capital expenditures in 2011 was primarily due to the purchase of our LTE license in Italy. The actual amount of our capital expenditures (excluding acquisitions) for 2012 will depend on market development and our performance.

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

Our management believes that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next twelve months. As of the date of this Annual Report on Form 20-F, we had US$1,088 million available to us under existing credit lines.

Our management expects positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets. The actual amount of debt financing that we will need to raise will be influenced by our financing needs, the actual pace of traffic growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. For related risks, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial leverage and debt service obligations may materially adversely affect our cash flow,” “—Covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations,”and “—We may not be able to raise additional capital.”

Contractual Obligations

As of December 31, 2011, we had the following contractual obligations, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancellable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements. For information relating to our outstanding indebtedness subsequent to December 31, 2011, see “—Financing Activities” above.

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations(1)
Bank loans and bonds(2)	36,211	3,558	6,859	7,022	18,772
Equipment financing(2)	598	208	260	102	28
Loans from others(2)	1,168	282	500	362	24
Non-cancellable lease obligations	584	155	106	138	185
Purchase obligations(3)	373	315	54	4	—
Other long-term liabilities	—	—	—	—	—
Total	38,934	4,518	7,779	7,628	19,009

(1)	Debt payments could be accelerated upon violation of debt covenants.
(2)	Obligations for bank loans and bonds, equipment financing and loans from others represent anticipated future cash flows, including interest. For further information on interest rates on our long-term debt, see “—Financing Activities” above. Loans from UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd., respectively) are included under long-term debt.
(3)	Purchase obligations primarily include our material contractual legal obligations for the future purchase of equipment and intangible assets. On March 31, 2011, OJSC VimpelCom and Apple signed an amendment to the agreement to purchase iPhones. Under the amendment, 958,540 iPhone handsets (being the difference between 1,500,000 iPhone handsets per the original agreement and the amount actually purchased by OJSC VimpelCom from Apple through March 31, 2011) should be purchased starting April 1, 2011 and before March 31, 2013. If OJSC VimpelCom does not comply with newly agreed schedule and certain other terms of amendments, then according to the agreement it could become liable for the shortfall in orders of iPhone handsets that existed as of March 31, 2011, less any iPhone units actually purchased by OJSC VimpelCom after this date. Our purchase obligations do not include our obligation to purchase iPhones under our agreement with Apple as we are unable to estimate the amount of such obligation.

Other than the debt obligations described above under “—Financing Activities,” we have not had any material changes outside the ordinary course of our business in the specified contractual obligations.

Basis of Presentation of Financial Results

VimpelCom Ltd. maintains its records and prepares its statutory financial statements in accordance with Dutch law and tax legislation. Our subsidiaries outside of the Netherlands record and prepare their statutory financial statements in accordance with local accounting principles and tax legislation and in accordance with IFRS, were applicable. Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. They differ from our financial statements issued for statutory purposes. The principal differences relate to:

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

We and our subsidiaries paid taxes computed on income reported for local statutory tax purposes. We based this computation on local statutory tax rules, which differ substantially from IFRS. Certain items that are capitalized under IFRS are recognized under local statutory accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under IFRS are not tax deductible under local legislation. As a consequence, our effective tax charge was different under local tax rules and under IFRS.

Certain Factors Affecting Our Financial Position and Results of Operations

Our financial position and results of operations for the three years ended December 31, 2011 as reflected in our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F have been influenced by the following additional factors:

Inflation

As our biggest market, Russia has experienced periods of high levels of inflation since the early 1990s. In 2006, we introduced a number of Russian ruble-denominated tariff plans, which could expose us to additional inflationary risk. Please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Markets—Sustained periods of high inflation may materially adversely affect our business.” Inflation affects the purchasing power of our mass market subscribers, as well as corporate clients. For the years ended December 31, 2011, 2010 and 2009, Russia’s inflation rates were 6.1%, 8.8% and 8.8%, respectively. For Italy, inflation was 2.8% for the year ended December 31, 2011. For the years ended December 31, 2011, 2010 and 2009, inflation rates in Ukraine were 4.6%, 9.1% and 12.3%, respectively, in Kazakhstan 7.4%, 7.8% and 6.2%, respectively, in Uzbekistan 4.5%, 12.1% and 7.4%, respectively, in Armenia 4.7%, 9.4% and 3.4%, respectively, in Tajikistan were 9.3%, 13.1% and 5.0%, respectively, in Georgia were 6.0%, 11.2% and 3.0%, respectively, in Kyrgyzstan 5.7%, 8% and 7% respectively, and in Cambodia -0.7%, 4.0% and 5.3%, respectively. For Algeria, Pakistan, Bangladesh, Burundi, CAR, Laos and Vietnam inflation rates for the year ended December 31, 2011 were 3.9%,13.9%,8.1%,6.4%,1.5%,6% and 8.9%, respectively.

Foreign Currency Translation

Our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with IAS21, The Effects of Changes in Foreign Exchange Rates, using the current rate method of currency translation with the U.S. dollar as the reporting currency. The current rate method assumes that assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date; whereas revenues, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. We translate income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in accumulated other comprehensive income, a separate component of equity.

Russia

The national currency of Russia is the Russian ruble. We have determined that the functional currency for Russia is the Russian ruble. As of December 31, 2011, 2010 and 2009, the official Central Bank of Russia Russian ruble-U.S. dollar exchange rates were 32.20, 30.48 and 30.24 Russian rubles per U.S. dollar, respectively. During 2011, the average Russian ruble-U.S. dollar exchange rate was 3.3% lower than the average Russian ruble-U.S. dollar exchange rate during 2010. During 2010, the average Russian ruble-U.S. dollar exchange rate was 4.4% higher than the average Russian ruble-U.S. dollar exchange rate during 2009.

Europe & North America

Italy

We have determined that the functional currency of Wind Italy is the euro. As of December 31, 2011, the euro-U.S. dollar exchange rate was 0.77, as provided by the Bank of Italy. During 2011 the average euro-U.S. dollar exchange rate was 0.72.

Africa & Asia

Pakistan

The national currency of Pakistan is the Pakistani rupee. As of December 31, 2011 the Pakistani rupee-U.S. dollar exchange rate was 89.95. We calculated exchange rate for Pakistani rupee by dividing the Pakistani rupee—Euro exchange rate by the U.S. dollar—Euro exchange rate for the respective date as provided by the Bank of Italy. During 2011 the average Pakistani rupee-U.S. dollar exchange rate was 86.33.

Bangladesh

The national currency of Bangladesh is the Bangladeshi taka. As of December 31, 2011, the Bangladeshi taka—U.S. dollar exchange rate was 81.83. We calculated the exchange rate for the Bangladesh taka by dividing the Bangladeshi taka—Euro exchange rate by the U.S. dollar—Euro exchange rate for the respective date as provided by the Bank of Italy. During 2011 the average Bangladeshi taka—U.S. dollar exchange rate was 74.07.

Cambodia

We have determined that the functional currency of our subsidiary in Cambodia is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company.

Algeria

The national currency of Algeria is the Algerian dinar. As of December 31, 2011 the Algerian dinar—U.S. dollar exchange rate was 75.33 dinars per U.S. dollar. We calculated exchange rate for the Algerian dinar by dividing Algerian dinar—Euro exchange rate by the U.S. dollar—Euro exchange rate for the respective date as provided by the Bank of Italy. During 2011, the average Algerian dinar—U.S. dollar exchange rate was 72.93.

Ukraine

The national currency of Ukraine is the Ukrainian hryvnia. We have determined that the functional currency of our subsidiary in Ukraine is the Ukrainian hryvnia, as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. As of December 31, 2011, 2010, and 2009, the official National Bank of Ukraine hryvnia -- U.S. dollar exchange rates were 7.989, 7.962 and 7.985 Ukrainian hryvnia per U.S. dollar, respectively. During 2011 the average Ukrainian hryvnia -- U.S. dollar exchange rate was 3.5% higher than the average Ukrainian hryvnia-U.S. dollar exchange rate during 2009. During 2010 the average Ukrainian hryvnia-U.S. dollar exchange rate was 1.7% higher than the average hryvnia-U.S. dollar exchange rate during 2009.

CIS

Kazakhstan

The national currency of the Republic of Kazakhstan is the Kazakh tenge. We have determined that the functional currency of our subsidiary in Kazakhstan is the Kazakh tenge, as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. As of December 31, 2011, 2010 and 2009, the official National Bank of Kazakhstan tenge-U.S. dollar exchange rates were 148.4, 147.50 and 148.36 Kazakh tenge per U.S. dollar, respectively. During 2011 the average Kazakh tenge-U.S. dollar exchange rate was 0.5%lower than the average Kazakh tenge-U.S. dollar exchange rate during 2010. During 2010 the average Kazakh tenge-U.S. dollar exchange rate was 1.7% higher than the average Kazakh tenge-U.S. dollar exchange rate during 2009.

Tajikistan

The national currency of Tajikistan is the Tajik somoni. We have determined that the functional currency of our subsidiary in Tajikistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company. The Tajik somoni is not a convertible currency outside Tajikistan.

Uzbekistan

The national currency of Uzbekistan is the Uzbek sum. We have determined that the functional currency of our subsidiary in Uzbekistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company. The Uzbek sum is not a convertible currency outside Uzbekistan.

Armenia

The national currency of Armenia is the Armenian dram. We have determined that the functional currency of our subsidiary in Armenia is the Armenian dram, as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. As of December 31, 2011, 2010 and 2009, the official Central Bank of Armenia Armenian dram—U.S. dollar exchange rates were 385.77, 363.44 and 377.89 Armenian drams per U.S. dollar, respectively. During 2011 the average Armenian dram-U.S. dollar exchange rate was 0.3% lower than the average Armenian dram—U.S. dollar exchange rate during 2009. During 2010 the average Armenian dram – U.S. dollar exchange rate was 2.9% lower than the average Armenian dram-U.S. dollar exchange rate during 2009.

Georgia

The national currency of Georgia is the Georgian lari. We have determined that the functional currency of our subsidiary in Georgia is the Georgian lari, as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. As of December 31, 2011, 2010 and 2009, the official Georgian lari—U.S. dollar exchange rates were 1.67, 1.77 and 1.69 lari per U.S. dollar, respectively. During 2011, the average Georgian lari—U.S. dollar exchange rate was 5.6% lower than the average Georgian lari – U.S. dollar exchange rate during 2010. During 2010, the average Georgian lari—U.S. dollar exchange rate was 6.7% lower than the average Georgian lari—U.S. dollar exchange rate during 2009.

Kyrgyzstan

The national currency of Kyrgyzstan is the Kyrgyz som. We have determined that the functional currency of our subsidiary in Kyrgyzstan is the Kyrgyz som, as it reflects the economic substance of the underlying events and circumstances of the company. The Kyrgyz som is not a convertible currency outside Kyrgyzstan. As of December 31, 2011, 2010 and 2009, the official Kyrgyz som—U.S. dollar exchange rate were 46.48, 47.10, 44.09 som per U.S. dollar, respectively. During 2011, the average Kyrgyz som—U.S. dollar exchange rate was 0.4% higher than the average Kyrgyz som—U.S. dollar exchange rate during 2010. During 2010, the average Kyrgyz som-U.S. dollar exchange rate was 7.1% higher than the average Kyrgyz som—U.S. dollar exchange rate during 2009.

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

Critical Accounting Policies

Please  refer  to  notes  3  and  5  to  our  audited  consolidated  financial  statements  included  elsewhere  in  this  Annual  Report  on Form 20-F.

Recent Accounting Pronouncements

Please  refer  to  note  6  to  our  audited  consolidated  financial  statements  included  elsewhere  in  this  Annual  Report  on Form 20-F.

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

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

As of April 27, 2012, the members of our supervisory board and management board were as follows:

Name(1)	Age	Position

Augie K. Fabela II	46	Chairman of Supervisory Board

Andrei Baranov(2)	43	Director

Mikhail M. Fridman(2)	48	Director

Kjell-Morten Johnsen(3)	44	Director

Dr. Hans-Peter Kohlhammer	65	Director

Leonid R. Novoselskiy	42	Director

Alexey M. Reznikovich(2)	44	Director

Ole Bjørn Sjulstad(3)	50	Director

Jan Fridrik Baksaas(3)(5)	57	Director

Jo Lunder(4)(6)	50	Group Chief Executive Officer

Cornelis Hendrik van Dalen(4)	59	Group Chief Financial Officer

Jan Edvard Thygesen(4)	61	Group Deputy Chief Executive Officer and Group Chief Operating Officer

Jeffrey D. McGhie(4)	42	Group General Counsel

Mikhail Gerchuk(4)	39	Group Chief Commercial Officer

Rob Conway(4)	60	Group Chief of International Affairs

Romano Righetti(4)	50	Group Chief Regulatory Officer

Phillip Tohmé(4)	45	Group Chief Technology Officer

Anja Uitdehaag(4)	50	Group Director Human Resources

Anton Kudryashov(4)	44	Head of the Russia Business Unit

Igor V. Lytovchenko(4)	45	Head of the Ukraine Business Unit

Dmitry G. Kromskiy(4)	50	Head of the CIS Business Unit

Ahmed Abou Doma(4)	43	Head of Africa & Asia Business Unit

Ossama Bessada(4)(7)	39	Head of the Europe & North America Business Unit

(1)	The registered business address of each of the individuals is VimpelCom Ltd., Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands.
(2)	Altimo nominee.
(3)	Telenor nominee.
(4)	Management board member.
(5)	Mr. Baksaas was appointed to the Supervisory Board with effect from November 30, 2011, following the resignation of Mr. Thygesen from the Supervisory Board.
(6)	Jo Lunder took the position Group Chief Executive Officer effective July 1, 2011, following the resignation of the prior Group Chief Executive Officer Alexander Izosimov effective after June 30, 2011.
(7)	On March 22, 2012, VimpelCom announced that Ossama Bessada intends to leave VimpelCom at the end of June.

Except for Mr. Baranov and Mr. Baksaas, the members of our current supervisory board were elected at the June 28, 2011 annual general meeting of shareholders, or the “2011 AGM,” in accordance with the terms of a shareholders agreement dated as of October 4, 2009 between Telenor, Altimo and VimpelCom Ltd., which is referred to in this Annual Report on Form 20-F as the “VimpelCom Shareholders Agreement,” and Section A of our bye-laws, each of which was in effect as of the 2011 AGM. Pursuant to the VimpelCom Shareholders Agreement and Section A of our bye-laws, Telenor and Altimo each nominated three candidates for election to our supervisory board, with the remaining three candidates being independent from and unaffiliated with either Telenor or Altimo. Mr. Baranov was appointed by Altimo to replace Oleg Malis as its nominee to the supervisory board shortly after our 2011 AGM. Mr Baksaas was appointed to the supervisory board by Telenor on November 30, 2011, following the resignation of Mr Thygesen. The members of our current supervisory board will serve until the next annual general meeting, unless any members are removed from office or their offices are vacated in accordance with our bye-laws.

As of December 10, 2011, the VimpelCom Shareholders Agreement terminated, and Section B of our bye-laws automatically became effective to the exclusion of Section A of our bye-laws. Unlike the Section A of our bye-laws, Section B does not contain preferential shareholder rights for Altimo or Telenor, with the exception of certain transitional provisions applicable for the six-month period following termination of the VimpelCom Shareholders Agreement. In this Annual Report on Form 20-F, we refer to this initial six-month period of the Section B bye-laws from December 10, 2011 to June 10, 2012 as the “Initial Period.”

During the Initial Period, the supervisory board will continue to consist of nine directors. Thereafter, the supervisory board will consist of at least seven and no more than thirteen directors, as determined by the supervisory board and subject to approval by a majority of the shareholders voting in person or by proxy at a general meeting. During the Initial Period, if there is a vacancy on the supervisory board in respect of a director who was nominated by a “Nominating Shareholder” (as defined in the bye-laws) and, at the time of such vacancy, such Nominating

Shareholder remains a shareholder, the relevant shareholders will be permitted to appoint a replacement director to fill the vacancy. Thereafter, if there is a vacancy in respect of two or more directors, the supervisory board is required to convene a special general meeting to re-elect the supervisory board within three months of the date on which the second vacancy occurred (unless that date is within three months of the next annual general meeting).

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

Alexey Reznikovich has been a director of our company since April 2010. He also serves as a member of our compensation committee. Mr. Reznikovich was a member of the board of directors of OJSC VimpelCom from May 2002 until April 2010. Mr. Reznikovich has been Chief Executive Officer of LLC Altimo since June 2005 and Chief Executive Officer of Altimo Holdings and Investment since 2006. He has been a director of Alfa Group, Altimo Holdings’ parent company, since 2002, with overall responsibility for business development and management supervision of the group’s assets. Mr. Reznikovich was a director of Golden Telecom from May 2007 until February 2008. He was also a director of Trading House Smirnov, the Russian drinks company; A1 Group, one of Russia’s leading investment companies; Perekriostok Group, a leading Russian supermarket chain; and Russian Technologies, a venture capital fund concentrating on the development of promising Russian technology. Mr. Reznikovich founded EMAX, a business venture that develops Internet centers in Russia and has been a director of EMAX and of CAFEMAX, an Internet cafe chain, since February 2001. From December 1998 to 2000, Mr. Reznikovich was a partner at McKinsey & Co. Prior to his time at McKinsey, Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld in the United States. He graduated from the Economics Faculty of the Moscow State University and received a MBA from Georgetown University (United States) and INSEAD (France).

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

Jon Fredrik Baksaas has been a director of VimpelCom Ltd. since November 30, 2011, and before his current term, he served as a director of VimpelCom Ltd. from April 2010 to June 2011. Mr. Baksaas has served as the president and chief executive officer of Telenor ASA since June 2002, a member of the board of Svenska Handelsbanken AB since 2003 and a member of the board of GSM Association from January 2009. Before joining Telenor in 1989, Mr. Baksaas served as the chief financial officer of Aker AS, chief financial officer of Stolt-Nielsen Seaway and held finance-related positions in Det Norske Veritas in Norway and Japan. Mr. Baksaas holds a masters of science degree from the Norwegian School of Economics and Business Administration in Bergen, Norway, and additional qualifications from the International Institute for Management Development in Lausanne, Switzerland.

Management Board

Jo Lunder was appointed by our Supervisory Board as the new CEO of VimpelCom effective July 2011. Previously, Mr. Lunder served as a member of VimpelCom board of directors from May 2002 until May 2011, and was the Chairman of the Board from April 2010 until the time of his appointment as CEO. From October 2003 until June 2005, Mr. Lunder served as the Chairman of the Board of OJSC VimpelCom. Prior to serving as Chairman of the Board of OJSC VimpelCom, Mr. Lunder served as OJSC VimpelCom’s CEO as well as its general director. Since September 1999, Mr. Lunder has also held numerous other positions at OJSC VimpelCom including president and chief operating officer, first deputy chief executive officer and chief operating officer. From February 2005 to September 2007, Mr. Lunder served as chief executive officer of Atea ASA, one of Europe’s largest IT infrastructure companies. Since September 2007, Mr. Lunder has served as the executive vice president of FERD, one of Norway’s largest privately-owned financial and industrial groups. In addition, Mr. Lunder serves as executive chairman of the board of the Aibel Group Ltd. He is chairman of the board of Elopak AS, and chairman of the board of Swix Sport AS. He also serves on the board of directors of Pronova Biopharma. From 1993 until August 1999, Mr. Lunder was employed in various capacities for Telenor and its affiliates, including chief operating officer of Telenor Mobile. Mr. Lunder earned a B.A. degree from Oslo Business School and MBA degree from Henley Management College in the UK.

Cornelis Hendrik van Dalen has served as Chief Financial Officer of our company since September 2010. Mr. van Dalen held the position of Chief Financial Officer and was a member of the board of directors of TNT N.V. from 2006 until 2010. From 2000 until 2006, Mr. van Dalen was a member of the Board of Management and Chief Finance Officer of Royal DSM N.V. Currently, Mr. van Dalen also serves as a member of the supervisory boards of NIBC bank and Macintosh Retail Group N.V., the board of directors of Nationaal Fonds 4 en 5 mei and the advisory boards of NEVIR (Dutch association for investor relations) and VEUO. Mr. van Dalen received a degree in Economy and Sociology from the Erasmus University in Rotterdam.

Jan Edvard Thygesen joined VimpelCom in January 2012 as Deputy Chief Executive Officer and Chief Operating Officer. Mr. Thygesen has been a member of VimpelCom board of directors since June 2008. Mr. Thygesen has served as an executive vice president of Telenor since 1999. Since January 2006, he has served as executive vice president and Head of Telenor’s Central and Eastern European operations. Since joining Telenor in 1970, Mr. Thygesen has held various positions, including chief executive officer of Sonofon, chief executive officer of Telenor Nordic Mobile, executive vice president of Telenor Mobil AS, chief executive officer of Telenor Invest AS, executive vice president of Telenor Bedrift AS and chief executive officer of Telenor Networks AS. He also served as chief executive officer of Esat Digifone, Ireland. He is presently serving as chairman of the boards of directors of Telenor Montenegro, Telenor d.o.o. in Serbia and Digi, Malaysia. In addition he is a director of the board of Uninor, India. Mr. Thygesen holds a Master of Science degree in electrical engineering and telecommunications from the Norwegian Institute of Technology.

Jeffrey D. McGhie has served as General Counsel of our company since August 2010. Mr McGhie held the position of Vice President, General Counsel of OJSC VimpelCom from June 2007 until July 2010, and before that he served as OJSC VimpelCom’s Chief Legal Officer beginning in March 2006. Prior to joining VimpelCom, he held the position of associate in the Moscow office of Akin Gump Strauss Hauer & Feld L.L.P. from September 2002 until December 2004, and counsel from January 2005 until March 2006. From December 1999 until August 2002, Mr. McGhie was an associate at Kirkland & Ellis in Chicago, Illinois. Mr. McGhie graduated with a B.A. in Russian from Brigham Young University in 1995 and received a J.D. magna cum laude and MBA from Indiana University (Bloomington) in 1999.

Mikhail Gerchuk joined VimpelCom in October 2011 as the Group Chief Commercial Officer. Previously Mikhail served as Vice President and Chief Commercial Officer (CCO) of MTS since December 2008. Mr. Gerchuk joined MTS in August 2007 as the Group Marketing Director. In MTS he also served on the Boards of Comstar, MGTS, MTS Ukraine and several other large companies, MTS subsidiaries. Prior to joining MTS, Mr. Gerchuk was Chief Commercial Officer at Vodafone Malta from 2006 to 2007. He held senior marketing positions at Vodafone Group, UK between 2002 and 2006, including Head of Voice Propositions between 2004 and 2006 and Senior Global Marketing Manager between 2002 and 2004. Mr. Gerchuk also worked as an Associate at Booz Allen Hamilton in London from 1999 to 2002 and, before that, as Category Marketing Manager at PepsiCo and Brand Manager at Mars, Inc. Mr. Gerchuk holds an MBA from INSEAD and an M.A. in Economic Geography and English from the Moscow State University.

Rob Conway has served as the Chief International Affairs Officer of our company since September 1, 2011, responsible for the regulatory, antitrust, government relations and communications functions of VimpelCom group. From 1999 to September 1, 2011, Mr. Conway was the CEO for GSMA, the mobile industry trade body based in London, UK. He graduated with a BA from Dickinson College in 1974 and with a JD from Catholic University of America in 1977.

Romano Righetti has served as Group Chief Regulatory Officer since January 2012. Mr. Righetti has also served as Deputy Chief Operating Officer since October 2010 and Director of the Regulatory Affairs and Institutional Relations department since January 2006 of Wind Telecomunicazioni S.p.A. From August 1999 until 2005, Mr. Righetti served as Executive Vice President—International Regulatory/Antitrust Affairs and International Organisms of Telecom Italia S.p.A. From 1995 until August 1999, Mr. Righetti, as General Manager of the Ministry of Communications and, during the first half of 1999, as Head of the Regulations department at AGCOM, directly coordinated the opening up to competition of the telecommunications industry in Italy. From 1990 until 1994, Mr. Righetti was a partner in an italian consultancy firm and Professor of Business Administration at University of Rome. From 1986 until 1989, he served as supervisor in an international audit company (Touche Ross). Mr. Righetti graduated from L.U.I.S.S. (University in Rome) in Economics and Commerce in 1984 and received his ITP Certificate from L. Bocconi (Milan) in 1989. Mr. Righetti is a member of AIAF (Italian Financial Analysts Association) and is a Qualified Chartered Accountant and Qualified Accountant Auditor.

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

Anja Uitdehaag has served as Group Director Human Resources of our company since January 2011. Before joining VimpelCom Ltd., Ms. Uitdehaag served as Manager/Director Human Resources for Philip Morris International in Kazakhstan, Romania, Switzerland, the Caucasus, Ukraine, Indonesia, South Korea and the Netherlands from 1995 to 2010. Ms. Uitdehaag received a degree in Human Resources Management from Rotterdam University.

Anton Kudryashov has been Head of the Russia Business Unit and General Director of OJSC VimpelCom since January 2012. Previously Anton Kudryashov served as Chief Executive Officer of CTC Media since August 2008. Mr. Kudryashov started his professional career at CS First Boston international investment bank where he served in 1991-1995. In 1995 he became one of the founding partners of Renaissance Capital investment bank. Mr. Kudryashov also held senior executive positions in insurance and private equity. In 1998, Mr. Kudryashov founded Afisha Publishing House and was the Chairman of the Board of Afisha Publishing House until 2005. In 2002-2003, he served as restructuring CEO of NTV-Plus. Mr. Kudryashov is a graduate in Economics from Moscow Finance Institute (1989) and did his post-graduate studies at London School of Economics (1991). Member of the Russian Television Academy.

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

Dmitry G. Kromskiy has served as Head of the CIS business unit of our company since June 2010. He has served as Vice President, CIS Business Development of OJSC VimpelCom since December 2009. Since January 2006, he has been General Director of KaR-Tel. Starting in June 2007, he also served as Executive Director of OJSC VimpelCom responsible for the development of other acquired companies in the CIS. He came to OJSC VimpelCom in 2002 as the Central region director. Mr. Kromsky has also headed several mobile operators in various regions of Russia and, from January 2001 until December 2002, he held the position of Vice President of Operations in the Moscow representative office of the American company MCT Corp. From July 1994 until May 1995 he worked in the Moscow representative office of Samsung Electronics, from May until October 1995 he worked at Telmos company, and from October 1995 until December 2000 he worked as Regional Director in Vostok Mobile B.V. Holding (12 regional mobile AMPS/DAMPS operators). Mr. Kromskiy graduated with a Master’s degree in Automatics & Electronics from the Moscow Institute of Electronic Technology.

Ahmed Abou Doma has served as Group Executive Vice President and Head of the Africa & Asia Business Unit of our company since May 2011. He has also served as Chief Executive Officer of OTH since May 2011. Previously, Mr. Abou Doma served as the Chief Executive Officer in Banglalink, a subsidiary of OTH in Bangladesh, from January 2009 to May 2011. Mr. Abou Doma held the position of Marketing Director in Mobinil, an Egyptian subsidiary of OTH from October 2003 to December 2008. He joined Mobinil in 1998 as a Market Development Manager and from 2000 until 2003, Mr. Abou Doma held the positions of Senior Market Manager for Planning and Development and Senior Manager for Market Strategy and Analysis. Before joining Mobinil, Mr. Abou Doma worked for IBM and Datum IDS. Mr. Abou Doma earned a B.S. in Electronics and Communication Engineering from Cairo University in 1992 and completed the International Executive Program at INSEAD Business School in Singapore and France.

Ossama Bessada has served as Group Executive Vice President, Head of the Europe & North America Business Unit of our company since May 2011. He has also served as Chief Executive Officer of Wind Italy since April 2011. Mr. Bessada served as Chief Operating Officer of Wind Italy from April 2009 to April 2010 and Group Chief Commercial Officer of OTH from July 2006 to April 2009. Prior to this, Mr. Bessada was a Commercial Director of OTH from November 2005 to June 2006 and Group GSM Services Development Director of OTH from 2003 to 2005. Mr. Bessada also served as the Commercial Director of Syriatel from 2001 to 2005 and served as the Marketing Director of Orascom Telecom Algeria, an OTH subsidiary, from 2002 to 2005. Mr. Bessada holds a degree in Telecommunication Engineering and a Master’s degree in Business Administration from the American University in Cairo.

B. Compensation

We paid our directors and senior managers an aggregate of approximately US$39.6 million for services provided during 2011 and accrued US$14.4 million for contingent or deferred compensation, including US$8.8 million for stock-based compensation awards.

Each of our unaffiliated directors currently receives an annual retainer of €100,000. Each affiliated director receives an annual retainer of €40,000. In addition, each director who serves as head of any of the official committees of our supervisory board receives additional annual compensation of €25,000 per committee headed. Our current chairman of the supervisory board receives a retainer of €600,000 from the date of the 2011 AGM until December 31, 2011, such retainer is automatically extended on a pro-rata basis for any subsequent six-month period during which the chairman continues to serve as chairman. All of our directors are reimbursed for expenses incurred in connection with service as a member of our supervisory board.

Section A of our bye-laws, which was in effect when our current directors were nominated and elected, defined an “unaffiliated” director as a director who is not an affiliate of a party to the VimpelCom Shareholders Agreement and who (a) is not and, within three years of any reference date, has not been an employee, officer, director, consultant, agent or greater-than-ten percent shareholder of a party to the VimpelCom Shareholders Agreement at that time or any subsidiary or affiliate of a party to the VimpelCom Shareholders Agreement at that time, (b) is not a relative or family member of any person described in (a), and (c) is otherwise independent of each party to the VimpelCom Shareholders Agreement under the NYSE’s definition of “independence.” An “affiliated” director is any director that does not fall into the category of an unaffiliated director. At the 2011 AGM, our shareholders approved a resolution deeming Mr. Fabela, for all purposes of our bye-laws and for so long as he serves on our supervisory board, to be “unaffiliated” and “independent,” as each term is defined in our bye-laws. Prior to his election to our supervisory board, Mr. Fabela received compensation for consulting services rendered to our company and, therefore, would not have met the definition of “unaffiliated” and “independent” within the meaning of our bye-laws absent such shareholders resolution.

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

In 2011, an aggregate of 230,000 phantom ADSs, with an exercise price of US$13.64, were granted to our directors in connection with their service on our supervisory board. Of the total number of phantom ADSs granted in 2011, none were exercised and no payment was made in 2011. As of December 31, 2011, an aggregate of 1,640,000 phantom ADSs were outstanding, 1,410,000 of which were exercisable as of that date and within 60 days after.

Our senior managers are eligible to participate in our stock option plans and stock appreciation rights, or SARs, plan. For more information on our stock option plans and SARs plan, please see “—E. Share Ownership” below.

In March 2012, we adopted the VimpelCom Ltd. Executive Investment Plan, or “EIP,” in which certain members of our senior management will be eligible to participate. Under the EIP, participants will be invited to personally invest in our common shares. At the same time as their investment, participants will be awarded matching options to acquire a number of matching shares at the end of a specified performance period if, at the end of that performance period, certain performance conditions and other conditions set out in the EIP documents have been met. If all conditions to vesting have been met, the number of matching shares that participants will receive when they exercise their options will be based on a multiple of their initial investment.

The EIP is administered by the compensation committee of our supervisory board, which committee determines which senior executives will receive invitations to participate and the timing of awards. The compensation committee also sets the performance conditions and performance period for the vesting of the matching option. No awards have yet been made under the EIP.

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

Agreement with Former CEO

Pursuant to a share sale and purchase agreement dated as of January 4, 2010, or the “SPA,” Mr. Izosimov, VimpelCom’s former CEO, had the right to acquire up to 1,050,000 of our common shares (or the ADS equivalent). Pursuant to the SPA, Mr. Izosimov purchased 50,000 of our common shares within ten business days after the closing date of the VimpelCom Ltd. Transaction for a price per share equal to the NYSE closing price of our common ADSs on the business day after the closing date of the VimpelCom Ltd. Transaction. In addition, pursuant to the SPA, we agreed to grant up to 1,000,000 additional common shares (or the ADS equivalent) to Mr. Izosimov based on our achieving revenue and performance targets described in the SPA. In connection with Mr. Izosimov’s mutually agreed termination of employment effective after June 30, 2011, the company made a cash payment to Mr. Izosimov in lieu of any rights to shares under the SPA and the SPA was terminated.

C. Board Practices

Our company is governed by our supervisory board currently consisting of nine directors, three of whom were nominated by Altimo, three of whom were nominated by Telenor and three of whom are independent and unaffiliated with either Altimo or Telenor. During the Initial Period, the supervisory board will continue to consist of nine directors. Thereafter, the supervisory board will consist of at least seven and no more than thirteen directors, as determined by the supervisory board and subject to approval by a majority of the shareholders voting in person or by proxy at a general meeting.

The supervisory board generally delegates management of our company to the CEO and management board, subject to certain material business decisions that are reserved to the supervisory board. The management board consists of the CEO and other senior executives. The CEO has exclusive authority to identify and recommend our senior executives to the supervisory board for the supervisory board’s ratification.

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

The committees of our supervisory board consist of: an audit committee, a compensation committee, a nominating and corporate governance committee and a finance committee.

Our bye-laws provide that each member of the audit committee is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. The audit committee is responsible for, among other things, the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors. The current members of our audit committee, Dr. Kohlhammer and Mr. Novoselsky, were appointed on June 28, 2011, and are expected to serve until our next annual general meeting.

Our compensation committee is responsible for approving the compensation of the directors, officers and employees of VimpelCom and its subsidiaries, our employee benefit plans, any equity compensation plans of VimpelCom and its subsidiaries, and any contract relating to a director, officer or shareholder of our company or any of our subsidiaries or their respective family members or affiliates. The current members of our compensation committee are Mr. Fabela, Mr. Reznikovich and Mr. Johnsen. Mr. Fabela and Mr. Reznikovich were appointed on June 28, 2011. Mr. Johnsen was appointed on November 30, 2011. Each member is expected to serve until our next annual general meeting.

Our nominating and corporate governance committee is responsible for coordinating the selection process for candidates to become directors and recommending such candidates to the supervisory board. The current members of our nominating and corporate governance committee, Mr. Fabela, Dr. Kohlhammer and Mr. Novoselsky, were appointed on June 28, 2011, and are expected to serve until our next annual general meeting.

Our finance committee is responsible for reviewing financial transactions, policies, strategies and the capital structure of VimpelCom and its subsidiaries. The current members of our financial committee, Mr. Baranov, Mr. Fabela and Mr. Sjulstad were appointed on June 28, 2011, and are expected to serve until our next annual general meeting.

D. Employees

As of December 31, 2011, we had 31,471 employees in Russia. We estimate that 109 were in executive and senior managerial positions, 11,545 were in engineering, construction and information technology, 6,110 were in sales, marketing and other commercial operations, 2,066 were in finance, administration and legal, 7,832 were in customer service, 630 were in site acquisitions, regional projects and security, 1,320 were in procurement and logistics and 1,859 were in other support functions.

As of December 31, 2011, we had 7,894 employees in Italy. We estimate that 172 were in executive and senior managerial positions, 3,087 were in engineering, construction and information technology, 1,976 were in sales, marketing and other commercial operations, 398 were in finance, administration and legal, 1,966 were in customer service, 111 were in procurement and logistics and 356 were in other support functions and security. In Europe, we also had 85 employees working at our headquarters in the Netherlands as of December 31, 2011.

As of December 31, 2011, we had 13,129 employees in Africa & Asia, we estimate that 118 were in executive and senior managerial positions, 4,147 were in engineering, construction and information technology, 3,585 were in sales, marketing and other commercial operations, 1,591 were in finance, administration and legal, 2,915 were in customer service, 233 were in procurement and logistics and 540 were in other support functions.

As of December 31, 2011, we had 5,740 employees in Ukraine, we estimate that 93 were in executive and senior managerial positions, 1,568 were in engineering, construction and information technology, 848 were in sales, marketing and other commercial operations, 677 were in finance, administration and legal, 1,816 were in customer service, 92 were in site acquisitions, regional projects and security, 191 were in procurement and logistics and 455 were in other support functions.

As of December 31, 2011, we had 7,631 employees in the CIS, we estimate that 24 were in executive and senior managerial positions, 3,251 were in engineering, construction and information technology, 1,964 were in sales, marketing and other commercial operations, 683 were in finance, administration and legal, 1,208 were in customer service, 94 were in site acquisitions, regional projects and security, 199 were in procurement and logistics and 208 were in other support functions.

The following chart sets forth the number of our employees at December 31, 2011, 2010 and 2009:

	At December 31,
	2011	2010	2009
Russia	31,471	30,059	27,165
Europe & North America	7,979	17	—
Africa & Asia	13,129	359	262
Ukraine	5,740	4,224	2,005
CIS	7,631	7,366	6,925
Total	65,950	42,025	36,357

We have not experienced any work stoppages and consider relations with our employees to be good.

E. Share Ownership

To our knowledge, as of April 15, 2011, other than Mikhail Fridman, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. To our knowledge, Mr. Fridman has an indirect economic benefit in our shares held for the account of Altimo Coöperatief U.A. and, thus, may be considered under the definition of “beneficial owner” for purposes of SEC Form 20-F only as a beneficial owner of the shares held for account of Altimo Coöperatief U.A. See the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

As of December 31, 2011, options to acquire approximately 5,283,040 of our common shares were outstanding under our stock option plans, of which options in respect of approximately 1,875,540 of our common shares were exercisable as of such date. The exercise prices of the options outstanding as of December 31, 2011, ranged from US$10.48 per share to US$16.74 per share. The options granted generally vest at varying rates over a two- or three-year period, subject in some instances to the attainment of performance targets, and vesting periods for certain employees will be accelerated if certain events specified in the stock option plans occur. The options outstanding as of December 31, 2011 are exercisable from dates ranging from the present date to December 31, 2014. If a plan participant ceases to be an employee of our company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will generally have the right to exercise vested options upon the later to occur of (a) the date of expiration of his option agreement and (b) the end of the first open trading window period following the effective date of termination of employment. In case of death or permanent disability of a plan participant, his or her beneficiaries generally will automatically acquire the right to exercise those options that have vested prior to the plan participant’s death or permanent disability for the earlier of (i) 190 days and 90 days in the event of death and permanent disability, respectively, and (ii) December 31, 2015, in the case of options granted under the 2000 Stock Option Plan, and December 31, 2020, in the case of options granted under the 2010 Stock Option Plan. If a plan participant ceases to be an employee for cause, then generally the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

SARs Plan

In 2009, OJSC VimpelCom’s board of directors adopted a stock appreciation rights, or “SARs,” plan for its senior managers and employees. The plan is administered by OJSC VimpelCom’s General Director, and OJSC VimpelCom’s board of directors determined the aggregate number of SARs that were granted. A SAR, upon vesting, entitles the holder to receive a cash amount per SAR equal to any excess of the closing market price of the reference security on the exercise date over the exercise price at which the SAR was granted. Prior to completion of the VimpelCom Ltd. Transaction, the SARs under OJSC VimpelCom’s plan were linked to the NYSE price of OJSC VimpelCom’s ADSs. In connection with the completion of the VimpelCom Ltd. Transaction and the delisting of OJSC VimpelCom’s ADSs from the NYSE as of April 21, 2010, however, the SARs plan was amended to link the price of the SARs, upon vesting, to the NYSE closing price of a VimpelCom Ltd. ADS. The exercise prices of the SARs were not changed. The SARs granted under the plan vest over a two-year period, as long as OJSC VimpelCom meets the plan’s performance targets.

As of December 31, 2011, 1,868,460 SARs were outstanding, 1,288,460 of which were exercisable as of that date. In connection with the completion of the VimpelCom Ltd. Transaction, VimpelCom Ltd. has assumed OJSC VimpelCom’s payment obligations under the SARs plan for any OJSC VimpelCom employees who become employees of VimpelCom Ltd.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of VimpelCom as of April 15, 2012 by each person who is known by us to beneficially own 5.0% or more of our common or convertible preferred shares. As of April 15, 2011, we had 1,628,199,135 issued common shares and 433,532,000 issued convertible preferred shares. None of our major shareholders has different voting rights.

Shareholder	Number of VimpelCom Ltd. Common Shares	Percent of VimpelCom Ltd. Common Shares	Number of VimpelCom Ltd. Preferred Shares	Percent of VimpelCom Ltd. Voting Shares
Telenor East Holding II AS(1)	580,578,840	35.658%	234,000,000	39.509%
Altimo Coöperatief U.A.(2)	510,461,800	31.351%	4,932,000	24.998%
Weather Investments II S.à r.l(3)	305,803,396	18.782%	71,000,000	18.276%
Bertofan Investments Ltd.(4)	—	—	123,600,000	5.995%

(1)	As reported on Schedule 13D, Amendment No. 18, filed on April 4, 2012, by Telenor East Holdings II AS, or “Telenor East,” with the SEC, Telenor East is the direct beneficial owner of, and Telenor ASA and Telenor Mobile Holding AS may be deemed to be the beneficial owners of, 580,578,840 common shares and 234,000,000 convertible preferred shares. The common shares held by Telenor East represent 35.658% of our outstanding common shares. The convertible preferred shares held by Telenor East Holding II AS represent 53.975% of our outstanding convertible preferred shares and together with the common shares held by Telenor East Holding II AS represent 39.509% of our outstanding voting shares.
(2)	As reported on Schedule 13D, Amendment No. 5, filed on December 6, 2011, by Altimo Coöperatief, part of the Alfa Group Consortium, with the SEC, Altimo Coöperatief is the direct beneficial owner of, and Altimo Holdings, CTF Holdings Limited and Crown Finance Foundation may be deemed to be the beneficial owners of, 510,461,800 common shares and 4,932,000 convertible preferred shares. The common shares held by Altimo Coöperatief represent 31.351% of our outstanding common shares. The convertible preferred shares held by Altimo Coöperatief represent 1.138% of our outstanding convertible preferred shares and together with the common shares held by Altimo Coöperatief, 24.998% of our outstanding voting shares.
(3)	As reported on Schedule 13D, Amendment No. 3 filed on February 17, 2012, by Weather Investments II S.à r.l., or “Weather II,” with the SEC, Weather II is the direct beneficial owner of 305,803,396 common shares and 71,000,000 convertible preferred shares. The common shares held by Weather represent 18.782% of our outstanding common shares. The convertible preferred shares held by Weather represent 16.377% of our outstanding convertible preferred shares and together with the common shares held by Weather, 18.276% of our outstanding voting shares.
(4)	As reported on Schedule 13G filed on January 5, 2012, by Bertofan Investment Ltd., or “Bertofan,” with the SEC, Bertofan is the direct beneficial owner of, and The Caravaggio Trust and The Vermeer Trust may be deemed to be the beneficial owners of, 123,600,000 convertible preferred shares. The convertible preferred shares held by Bertofan represent 28.510% of our outstanding convertible preferred shares and 5.995% of our outstanding voting shares.

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

As reported on Schedule 13D, Amendment No. 53, filed on April 23, 2010 by Telenor East Invest AS with the SEC, on April 21, 2010 Telenor East Invest AS completed the exchange of all of its OJSC VimpelCom shares (comprising 17,254,579 OJSC VimpelCom common shares, of which 1,916,725 shares were represented by OJSC VimpelCom ADSs) for 345,091,580 VimpelCom common ADSs (each representing one of our common shares) pursuant to the terms and conditions of the VimpelCom Ltd. Exchange Offers that were part of the VimpelCom Ltd. Transaction, as described in the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—History and Development.” As of that date, Telenor ASA ceased to beneficially own any shares of common or preferred stock of OJSC VimpelCom. In addition, as reported on Schedule 13D, filed on May 4, 2010, by Telenor with the SEC, on April 21, 2010, immediately upon completion of the VimpelCom Ltd. Exchange Offers, in exchange for shares in Kyivstar held by certain wholly owned subsidiaries of Telenor ASA and their affiliates, 170,487,260 of our common shares were transferred to Telenor Mobile Communications AS, a subsidiary of Telenor ASA. As a result, as reported on Schedule 13D, Amendment No. 1, filed on June 11, 2010, by Telenor ASA with the SEC, Telenor ASA may have been deemed at the time to be the beneficial owner of 39.6% of our outstanding common shares and 36.0% of our outstanding voting shares.

As reported on Schedule 13D, Amendment No. 44, filed on April 28, 2010 by Eco Telecom Limited with the SEC, prior to April 21, 2010, Eco Telecom Limited held 37.0% and 100.0% of OJSC VimpelCom’s outstanding common stock and preferred stock, respectively, and 44.0% of its outstanding voting stock, and Altimo Holdings, CTF Holdings Limited and Crown Finance Foundation (all part of the Alfa Group Consortium) were deemed to be the beneficial owners of the shares of OJSC VimpelCom’s common and preferred stock held for the account of Eco Telecom Limited. According to Amendment No. 44, on April 21, 2010, Eco Telecom Limited completed the exchange of all of its OJSC VimpelCom shares (comprising 18,964,799 OJSC VimpelCom common shares and 6,426,600 OJSC VimpelCom convertible preferred shares) in exchange for 379,295,980 of our common ADSs (each representing one of our common shares) and 128,532,000 of our preferred ADSs (each representing one of our convertible preferred shares) pursuant to the terms and conditions of the VimpelCom Ltd. Exchange Offers that were part of the VimpelCom Ltd. Transaction. In addition, as reported on Schedule 13D, filed on April 30, 2010, by Eco Telecom Limited with the SEC, on April 21, 2010, immediately upon completion of the VimpelCom Ltd. Exchange Offers, Altimo Coöperatief received 131,152,700 of our common shares in exchange for shares in Kyivstar held by other members of the Alfa Group Consortium. As a result of these transfers and other transfers within the Alfa Group Consortium, as reported on Schedule 13D, Amendment No. 1, filed on June 1, 2010, by Eco Telecom Limited with the SEC, Eco Telecom Limited no longer has any beneficial ownership in our securities, and Altimo Coöperatief was at that time the direct beneficial owner of 39.2% of our outstanding common shares and 100.0% of our outstanding convertible preferred shares, together representing 44.7% of our outstanding voting shares.

As part of the Wind Telecom Transaction, our shareholders approved the issuance of up to 325,639,827 of our common shares and of 305,000,000 of our convertible preferred shares and the related increase in our authorized share capital. The new shares have the rights and are subject to the conditions set out in our bye-laws and at the time of their issuance represented a 20.0% economic interest and a 30.6% voting interest in the enlarged VimpelCom group on a fully diluted basis. As contemplated under the Wind Telecom Transaction and as reported on Schedule 13D, filed on April 22, 2011, by Weather II with the SEC, Weather II purchased 305,000,000 of our convertible preferred shares and 325,639,827 of our common shares, 3,127,996 of which were immediately transferred to Dosantos Investments S.à r.l. and 16,708,435 of which were immediately transferred to TNT Holding S.à r.l. As a result, immediately following the transfers, Telenor East, Altimo Coöperatief and Weather II held approximately 31.7%, 31.4% and 18.8% of our outstanding common shares, respectively, and 25.0%, 31.0% and 29.6% of VimpelCom Ltd.’s outstanding voting shares, respectively.

On June 6, 2011, Altimo announced that it had entered into an agreement to sell 123,600,000 of our convertible preferred shares. On June 10, 2011, we received a notice from Altimo that it had completed the sale of 123,600,000 convertible preferred shares, which reduced its voting rights in our company to below 25.0% and as a result the VimpelCom Shareholders Agreement terminated six months following the date of such notice. For more information, please see the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—A disposition by our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business” and “—Litigation involving Telenor and Altimo, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects.” As reported on Schedule 13D filed on June 13, 2011, by Forrielite, Forrielite acquired 123,600,000 convertible preferred shares. According to Forrielite’s 13D, the acquisition was undertaken for investment purposes and Oleg Kiselev, through his control of Forrielite, may be deemed to be the beneficial owner of the 123,600,000 convertible preferred shares (representing approximately 6.0% of our voting shares) acquired by Forrielite.

As reported on Schedule 13D, Amendment No.1, filed on January 4, 2012 by Forrielite with the SEC, on December 30, 2011, Forrielite sold and transferred 123,600,000 convertible preferred shares to Bertofan (representing approximately 6.0% of our voting shares).

As reported on Schedule 13D, Amendment No. 17, filed on February 15, 2012 by Telenor East with the SEC, on February 15, 2012 Weather II sold and transferred to Telenor East 234,000,000 of the convertible preferred shares that Weather II received in connection with the Wind Telecom Transaction. As a result, immediately following the transfer, Telenor East’s voting shares increased from 25.0% to approximately 36.4% of VimpelCom’s outstanding voting shares, and Weather II’s voting shares decreased from approximately 29.6% to 18.3% of VimpelCom’s outstanding voting shares. On February 15, 2012, Telenor and Weather II also agreed to a series of put and call options with respect to the VimpelCom convertible preferred shares retained by Weather II and any future convertible preferred shares of VimpelCom Ltd. that are issued to or acquired by Weather II or any of its affiliates or related parties. For more information, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings—Telenor Arbitration.”

As reported on Schedule 13D, Amendment No. 18, filed on April 4, 2012, by Telenor East, on April 4, 2012 Telenor East acquired 65,000,000 VimpelCom Ltd. ADRs from JPMorgan. The acquisition was made in connection with the termination of a total return swap arrangement between Telenor and JPMorgan which related to the shares that Telenor East acquired. As a result, immediately following the acquisition, Telenor East’s common shares increased from approximately 31.7% to approximately 35.7% of our outstanding common shares, and Telenor East’s voting shares increased from approximately 36.4% to approximately 39.5% of VimpelCom outstanding voting shares.

Based on the holdings of our common shares and information from The Bank of New York, we estimate that as of April 15, 2011, approximately 14.2% of our common shares are held in the United States by The Bank of New York, as depositary on behalf of holders of our ADSs.

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

Agreements Relating to the Wind Telecom Transaction

On April 15, 2011, we entered into the Amended and Restated Share Sale and Exchange Agreement with Wind Telecom and Weather II. For information about this agreement, see the section of this Annual Report on Form 20-F entitled “Item 10—Additional Information—C. Material Contracts—Amended and Restated Share Sale and Exchange Agreement.”

OTH, Weather II, Wind Telecom and VimpelCom entered into the Interim Control Agreement dated as of April 15, 2011, which contained a plan setting forth the actions that the parties have agreed to take relating to OTH’s interests in MobiNil and ECMS in relation to the MobiNil shareholders agreement and will govern the parties’ rights and obligations relating to OTH’s interests in MobiNil and ECMS. The purpose of the Interim Control Agreement was to ensure that Weather remains in control of Mobinil and ECMS at all times prior to completion of the transfer VimpelCom’s interests in the OTH Spin-Off Assets to Weather II. On February 16, 2012, the Interim Control Agreement terminated according to its terms upon completion of VimpelCom’s transfer of OTH Spin-Off Assets to Weather II.

Weather II and VimpelCom entered into the Lock-Up Agreement dated as of April 15, 2011, pursuant to which Weather II agreed not to transfer any of the VimpelCom common shares it receives at completion of the Wind Telecom Transaction for a period of six months following such completion. These restrictions are subject to certain exceptions, including, among others, transfers to controlled affiliates of Weather II and related entities, pledges and other customary exceptions. Weather II also agreed that for 18 months and such additional period of time as claims remain outstanding under the Amended and Restated Share Sale and Exchange Agreement, the Interim Control Agreement or the Algerian Value Sharing Agreement (described below), Weather II will not transfer or pledge any of the shares that are required to be placed in an escrow account pursuant to the Share Escrow Agreement (described below), subject to Weather II’s ability to substitute such shares with certain other assets.

Weather II and VimpelCom entered into the Share Escrow Agreement dated as of April 15, 2011, pursuant to which Weather agreed to deposit 20% of the VimpelCom common shares delivered to Weather II at completion of the Wind Telecom Transaction under the Amended and Restated Share Sale and Exchange Agreement in an escrow account maintained by Citibank N.A. as escrow agent. The VimpelCom common shares, or such assets that Weather substitutes for the VimpelCom common shares, subject to VimpelCom’s consent in the case of certain proposed substitute assets, will remain in the escrow account until the escrowed property may be released in accordance with the terms of the Share Escrow Agreement.

Weather and VimpelCom entered into the Weather Registration Rights Agreement dated as of April 15, 2011, pursuant to which Weather received certain registration rights similar to those that Altimo and Telenor have under the VimpelCom Ltd. Registration Rights Agreement.

VimpelCom and Weather II entered into the Algerian Value Sharing Agreement dated as of April 15, 2011, giving VimpelCom the option, which at any time within six months following completion of the Wind Telecom Transaction, to choose to apply the value sharing arrangement contained therein with Weather II with respect to OTH’s shareholding in OTA. This value sharing arrangement contemplated cash payments from one party to the other based on certain formulae linked to an agreed implied equity value of VimpelCom’s see through ownership of OTA (Wind Telecom owns 51.7% of OTH which in turn owns 96.8% of OTA) (the “Agreed OTA Equity Value”) under various scenarios. In particular, the arrangement contemplated that financial losses or gains, with reference to the Agreed OTA Equity Value, arising from the sale of all or part of OTA to the Algerian Government or from the eventual settlement of the disputes between OTA and the Algerian Government, to be shared in certain proportions between VimpelCom and Weather II. Weather II would be responsible for the substantial majority of the financial loss below the Agreed OTA Equity Value and would receive the substantial majority of the financial gain above the Agreed OTA Equity Value. The option to apply the value sharing arrangement was not triggered by VimpelCom, and the agreement lapsed as of November 15, 2011.

On April 15, 2011, VimpelCom and Weather II entered into an Alternative Payment Agreement. Pursuant to this agreement, Weather had the option to satisfy certain payment obligations to our company under the Algerian Value Sharing Agreement through the transfer of our common shares held by Weather. The Alternative Payment Agreement tied to the Algerian Value Sharing Agreement, which lapsed on November 15, 2011.

OTH, Weather II, Wind Telecom and VimpelCom entered into the OTH Separation Agreement dated as of April 15, 2011, pursuant to which the parties agreed to the allocation of certain assets and for the continuation or separation of certain commercial and operational interdependencies between OTH and the new entity demerged from OTH following the demerger pursuant to the OTH Spin-Off.

Wind Italy, Weather II, Wind Telecom and VimpelCom are parties to the Wind Separation Agreement dated as of April 15, 2011, pursuant to which the parties agreed to the allocation of certain assets and for the continuation or separation of certain commercial and operational interdependencies between Wind Italy and the new entity into which the certain assets of WIND Italy were contributed in connection with the spin-off of assets to Weather II.

On December 29, 2011, VimpelCom and two of its wholly owned subsidiaries, Weather Capital Special Purpose 1 S.A., or “WCSP,” and Weather Capital S.a r.l., or “Weather Capital,” entered into an OTMT Interim Control Agreement with Weather II. Following the demerger of OTH, which resulted in the new entity Oracom Telecom Media and Technology Holding S.A.E., or “OTMT,” the OTH Spin-Off Assets were held by OTMT. The OTMT Interim Control Agreement contained provisions to ensure that Weather II remained in control of ECMS and Mobinil at all times from the demerger of OTH until completion of the transfer VimpelCom’s interests in the OTH Spin-Off Assets to Weather II. On February 16, 2012, the OTMT Interim Control Agreement terminated according to its terms upon completion of VimpelCom’s transfer of OTH spin-off assets to Weather II.

On December 29, 2011, OTH and OTMT entered into an Assignment, Assumption, Joinder and Guarantee Agreement to effect the assignment of OTH’s rights and obligations under the Mobinil shareholders agreement to OTMT. On February 10, 2012, OTH, OTMT, Mobinil, ECMS, France Telecom S.A., Atlas Services Belgium S.A., Wirefree Services Belgium S.A. and Orange Participations S.A. entered into an Amended and Restated, Assignment, Assumption, Joinder and Guarantee Agreement, which amended and restated the December 29, 2011 Assignment, Assumption, Joinder and Guarantee Agreement. The Amended and Restated Assignment, Assumption, Joinder, and Guarantee Agreement contained new provisions to govern the rights and obligations of the parties to the MobiNil shareholders agreement and related agreements in connection with the assignment of OTH’s rights and obligations under the Mobinil shareholders agreement and related agreements.

On December 29, 2011, VimpelCom, OTH, OTMT and Weather II entered into an Agreement Relating to the Mobinil Shareholders Agreement to govern certain obligations of the parties related to the Mobinil shareholders agreement in connection with the assignment of OTH’s rights and obligations under the Mobinil shareholders agreement to OTMT.

Agreements with Telenor and its Affiliates

VimpelCom is a party to a service agreement with Telenor, dated as of March 8, 2011, under which Telenor renders to VimpelCom or its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and VimpelCom. VimpelCom pays Telenor an annual fee of US$1.5 million for the services.

Kyivstar licenses its ‘djuice’ brand from Djuice AS, a wholly owned Telenor subsidiary, pursuant to a license agreement entered into between Kyivstar and Djuice AS. The license agreement, dated December 5, 2006, which was amended and restated on December 23, 2009, is effective for a period of three years from January 1, 2010 to December 31, 2012 and provides for automatic extension for another year unless either party terminates it in accordance with its terms. The agreement provides for an annual license fee of €150,000 payable to Djuice AS yearly due on June 30th of the respective year. In 2010, Kyivstar paid Djuice AS €150,000 under this agreement. Upon the agreement’s termination, Kyivstar must discontinue its use of the ‘djuice’ brand within six months of the termination date.

Agreements with Alfa Group and its Affiliates

VimpelCom is a party to a service agreement with Altimo Management Services Ltd., dated as of December 1, 2010, under which Altimo renders to VimpelCom or its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and VimpelCom. VimpelCom pays Altimo an annual fee of US$1.5 million for the services.

We maintain some of our bank accounts at Alfa Bank, which is part of the Alfa Group. From time to time, we also place time deposits with Alfa Bank. According to each entity’s respective Board of Directors’ approval, the established limit on the amount of Kyivstar’s and OJSC VimpelCom’s deposits and cash balances that may be held at Alfa Bank totals 20% of the deposit portfolio for Kyivstar and 20.0% of the OJSC VimpelCom group’s total cash balance for OJSC VimpelCom. As of December 31, 2011, OJSC VimpelCom had balances at Alfa Bank of approximately US$30.0 million in current accounts. As of December 31, 2011, Kyivstar had balances at Alfa Bank of approximately US$2.1 million in current accounts and approximately US$2.4 million in its deposit accounts.

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

        In February 2011, OJSC VimpelCom entered into an agreement with Alfa Strakhovaniye PLC for provision of travel insurance to its employees in the amount of up to RUB 13.1 million for the period from March 1, 2011 to February 28, 2013.

Since February 2007, property and equipment and certain construction risks of OJSC VimpelCom and some of its subsidiaries have been covered by an insurance policy from Alfa Strakhovaniye, an Alfa Group subsidiary. Approximately 60.0% of the coverage has been reinsured by Alfa Strakhovaniye with a third party.

Agreements with Affiliates of Weather II

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

In connection with the spin-off of certain subsidiaries of WIND Italy in connection with the Wind Telecom Transaction, or the “WIND Italy Spin-Off,” WIND Italy entered into various commercial and technical agreements with Libero S.r.l. (owner of the Libero portal and ITNET) and WIS WIND International Services S.p.A., or “WIS.” Libero S.r.l and WIS were transferred to Weather as part of the spin-off. The framework agreements with Libero exchange the provision of administrative and technical support and infrastructure management services by WIND Italy to Libero for advertising services and content from Libero to WIND Italy over the Libero portal. The majority of services are governed by a framework agreement expiring in May 2012, with certain services surviving through May 2015. In regards the Italy-Greece Medcable Marine cable disposed by WIND Italy as part of the WIND Italy Spin-Off, there is a 20 year grant by WIND Italy to Libero of access to the ducts and related equipment in Otranto, Italy and a 20 year indefeasible right of use of six couples of optical fibers from Libero to WIND Italy on the Italy-Greece Medcable Marine cable. WIND Italy also is subleasing to Libero properties in Rome, Ivrea, Milan and Pisa in accordance with the pricing and duration set forth in the main lease between WIND Italy and the respective property landlords.

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

Agreements with Associates

OJSC VimpelCom purchased bill delivery services from its affiliate Firma Kurier in the amount of approximately US$3.8 million in 2011.

CSI Loyalty Partners, OJSC VimpelCom’s affiliate, provides subscriber loyalty programs to OJSC VimpelCom, and OJSC VimpelCom paid commissions to CSI Loyalty Partners for these services in the amount of approximately US$8.6 million in 2011.

OJSC VimpelCom provided its affiliate ZAO Rascom fixed telecommunication services and maintenance and support services in the amount of approximately US$0.8 million in 2011. Additionally, in 2011, OJSC VimpelCom rented domestic and international channels from ZAO Rascom and paid US$8.8 million for these rentals.

OJSC VimpelCom has contracts with Euroset, which became an affiliate in October 2008, for services for acquisition of new subscribers and receipt of subscriber’s payments. Total amount of expenses recognized by OJSC VimpelCom under these contracts is approximately US$197.3 million in 2011.

OTH provided financing by way of secured non-revolving term loans to WIND Canada, an equity investee of the company following the Wind Telecom Transaction, in connection with the funding of the acquisition of the spectrum licenses and related costs. The loans bear interest at CAD LIBOR + 10.8%. As of December 31, 2011, the outstanding balance under the financing was approximately US$1,423 million which is the largest amount outstanding under the financing during 2011. OTH has entered into an agreement to provide technical services to WIND Canada until 2018 pursuant to which OTH receives fees amounting to 4% of WIND Canada’s gross revenue.

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

The financial terms referred to above are derived from and computed on the basis of measurements that appear in our audited annual consolidated IFRS financial statements. Unless otherwise specified, all financial measurements in this policy shall be calculated based on the financial statements for the year ended prior to the decision being taken. For interim dividends, these financial measurements shall be calculated based on the financial statements for the quarters in the year ended prior to the decision being taken (whether such financial statements are audited or unaudited).

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

Our company paid approximately US$1,216.0 million in dividends in 2011, and our supervisory board has declared a dividend of approximately US$570 million to be paid on or before June 30, 2012 (see “Item 5—Operating and Financial Review and Prospects—Recent Developments—Other Recent Developments” and “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—Policy on Dividend Distributions.” We cannot assure you we will continue to pay dividends on our common shares and ADSs in the future and any decision by our company not to pay dividends or to reduce dividend payments in the future could adversely affect the value of our common shares or ADSs. For more information regarding certain risks involved in connection with the recommendation and payment of dividends, please see “Item 10—Additional Information—B. Memorandum and Articles of Association—Dividends and Dividend Rights,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—VimpelCom is a holding company and depends on the performance of its subsidiaries and their ability to make distributions to it” and “—Risks Related to the Ownership of Our ADSs—Various factors may hinder the declaration and payment of dividends.”

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

Year Ended December 31	High		Low
2010:
Third Quarter	US$	17.56	US$	14.35
Fourth Quarter	US$	16.25	US$	13.96

2011:
First Quarter	US$	15.69	US$	13.66
Second Quarter	US$	14.66	US$	12.67
Third Quarter	US$	12.98	US$	9.53
Fourth Quarter	US$	11.92	US$	9.16

2012:
First Quarter	US$	12.50	US$	9.57

Months
October 2011	US$	11.74	US$	9.16
November 2011	US$	11.92	US$	10.57
December 2011	US$	11.82	US$	9.38
January 2012	US$	10.66	US$	9.57
February 2012	US$	12.50	US$	10.85
March 2012	US$	12.31	US$	10.43

On April 16, 2012, the closing price per ADS on the NYSE was US$10.46.

B.	Plan of Distribution

Not required.

C.	Markets

Our ADSs have been listed and traded since April 16, 2010 on the NYSE under the symbol “VIP.” The NYSE is the principal trading market for the ADSs.

D.	Selling Shareholders

Not required.

E.	Dilution

Not required.

F.	Expenses of the Issue

Not required.

ITEM 10.	Additional Information

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

We describe below the material provisions of our memorandum of association and bye-laws, certain provisions of Bermuda law relating to our organization and operation, and some of the terms of our share rights based on provisions of our memorandum of association and current bye-laws, applicable Bermuda law and certain agreements relating to our shares. Although we believe that we have summarized the material terms of our memorandum of association and bye-laws, Bermuda legal requirements and our share capital, this summary is not complete and is qualified in its entirety by reference to our memorandum of association and bye-laws, applicable Bermuda law and the agreements relating to our shares. All references to our bye-laws herein, unless otherwise noted, are to our restated bye-laws, which were approved on April 20, 2010 by our shareholders.

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

Our bye-laws are split into two distinct sets of bye-laws: Section A and Section B. Section A of our bye-laws were in effect until the VimpelCom Shareholders Agreement terminated on December 10, 2011. Termination of the VimpelCom Shareholders Agreement caused Section B of our bye-laws to automatically come into force to the exclusion of Section A of our bye-laws. References to our bye-laws in the following sections of this “Item 10” are to Section B of bye-laws.

Issued Share Capital

As of April 15, 2012, our authorized share capital is divided into common shares, par value US$ 0.001, of which 1,628,199,135 are issued and 2,630,639,827 are authorized and convertible preferred shares, par value US$ 0.001, of which 433,532,000 are authorized and issued.

Subject to our bye-laws and to any shareholders’ resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, our supervisory board has the power to issue any authorized but unissued shares on such terms and conditions as it may determine. Further, subject to the provisions of Bermuda law, any of our convertible preferred shares may be issued or converted into shares that (at a determinable date or at our option or the holder’s option) are liable to be redeemed on such terms and in such manner as may be determined by the supervisory board before the issue or conversion.

The company may increase, divide, consolidate, change the currency or denomination of or reduce its share capital with the approval of its shareholders. Subject to Bermuda law and our bye-laws, all or any of the special rights for the time being attached to any class of shares for the time being in issue may be altered or abrogated with the consent in writing of the holders of the issued shares of such class carrying 75.0% or more of all of the votes capable of being cast at the relevant time at a separate general meeting of the holders of the shares of that class, or with the sanction of a resolution passed at a separate general meeting of the holders of shares of that class by a majority of the votes cast. All provisions of our bye-laws relating to general shareholder meetings shall apply to any such separate general meeting, except that the necessary quorum shall be one or more holders present in person or by proxy holding or representing at least one-third of the shares of the relevant class.

We may purchase our own shares for cancellation or acquire them as treasury shares in accordance with Bermuda law on such terms as the supervisory board may determine. As our common shares and convertible preferred shares have equal voting rights, we sometimes refer to them collectively as voting shares.

Our company may, under its bye-laws, at any time request any person it has cause to believe is interested in the shares of our company to confirm details of shares of our company held by it.

Common Shares

The holders of common shares are, subject to our bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares.

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

The holders of convertible preferred shares are not entitled to receive dividends and are not entitled to any payment in respect of our surplus assets in the event of our liquidation. The holders of convertible preferred shares are, subject to our bye-laws and Bermuda law, entitled to convert their convertible preferred shares, at their option, at any time (a) after the date which is two years and six calendar months after the date of issue of the relevant convertible preferred shares but before the date which is five years after such date of issue and (b) during the period between the date on which a mandatory offer is announced and the final business day such offer is open for acceptance, in each case, in whole or in part, into common shares on the basis of one common share for one convertible preferred share. Upon conversion, the converting shareholder must pay to us a conversion premium per share equal to the greater of (a) the closing mid market price of our common ADSs on the NYSE on the date of the conversion notice, and (b) the 30 day volume weighted average price on the NYSE of our common ADSs on the date of the conversion notice. The holders of convertible preferred shares have the same voting rights as the holders of common shares. Any convertible preferred shares not redeemed five years after their issue will be immediately redeemed by the company at a redemption price of US$ 0.001 per share.

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

In addition to those matters required by Bermuda law or the NYSE rules to be approved by a simple majority of shareholders at any general meeting, the following actions require the approval of a simple majority of the votes cast at any general meeting:

•	any sale of all or substantially all of the our assets;

•	the appointment of an auditor;

•	removal of directors (except during the Initial Period as described below);

•	appointment of a CEO (except during the Initial Period as described below); and

•	approval of M&A transactions (except during the Initial Period as described below).

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

•

during the Initial Period, in absence of approval of the supervisory board, any proposal pursuant to a shareholder requisition to appoint a CEO or approve certain M&A transactions will require to be passed by shareholders representing not less than 66.66% of the total voting rights of the shareholders who vote in person or by proxy;

•	during the Initial Period, removal of a director from the supervisory board requires the approval of at least 66.66% of the total voting rights of the shareholders who vote in person or by proxy;

•	voting for directors, which requires directors to be elected by cumulative voting at each annual general meeting;

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

Supervisory Board and Management Board

Our company is governed by our supervisory board currently consisting of nine directors, three of whom were nominated by Altimo, three of whom were nominated by Telenor and three of whom are independent and unaffiliated with either Altimo or Telenor. During the Initial Period, the supervisory board will continue to consist of nine directors. Thereafter, the supervisory board will consist of at least seven and no more than thirteen directors, as determined by the supervisory board and subject to approval by a majority of the shareholders voting in person or by proxy at a general meeting.

The supervisory board generally delegates management of our company to the CEO and management board, subject to certain material business decisions that are reserved to the supervisory board. The management board consists of the CEO and other senior executives. The CEO has exclusive authority to identify and recommend our senior executives to the supervisory board for the supervisory board’s ratification.

All directors are elected by our shareholders through cumulative voting. Each voting share confers on its holder a number of votes equal to the number of directors to be elected. The holder may cast those votes for candidates in any proportion, including casting all votes for one candidate.

During the Initial Period, the presence at any supervisory board meeting of at least six directors is necessary to constitute a quorum. After the Initial Period, the presence at any supervisory board meeting of at least two-thirds of the directors as of the date of the meeting. The affirmative vote of a majority of directors attending the meeting is necessary to approve any matter submitted to the supervisory board.

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

VimpelCom Shareholders Agreement. We were party to a shareholders agreement dated October 4, 2009, among VimpelCom Ltd., Altimo Holdings, Eco Telecom Limited, Telenor East Holding II AS, and Altimo Coöperatief, which we refer to as the “VimpelCom Shareholders Agreement.” Telenor East Holding II AS became a party to the VimpelCom Shareholders Agreement when certain other Telenor entities, Telenor East Invest AS and Telenor Mobile Communications AS, transferred their interests in the company to Telenor East Holding II AS. The VimpelCom Shareholders Agreement contained provisions regarding, among other matters, corporate governance of our company (including the nomination and election of our supervisory board members and CEO), restrictions on transfer of our shares (including rights of first offer and tag along rights), a standstill with respect to further purchases of our shares, potentially competitive transactions and pre-emptive rights. On April 15, 2011, Altimo announced that in connection with the closing of the Wind Telecom Transaction, it intended to take measures to trigger the termination of the VimpelCom Shareholders Agreement. On June 10, 2011, VimpelCom Ltd. received a notice from Altimo that it had completed the sale of 123,600,000 convertible preferred shares, which reduced its voting rights in our company to below 25.0%. As a result, the VimpelCom Shareholders Agreement terminated on December 10, 2011, i.e., six months following the date of that notice.

Amended and Restated Share Sale and Exchange Agreement. In connection with the Wind Telecom Transaction, on January 17, 2010, we entered into a share sale and exchange agreement with Wind Telecom S.p.A., and Weather Investments II S.à r.l., which agreement was amended and restated on April 15, 2011, and further amended on November 25, 2011 and January 31, 2012, and which we refer to as the “Amended and Restated Share Sale Agreement.” Pursuant to the Amended and Restated Share Sale and Exchange Agreement, we acquired 100.0% of the outstanding shares of Wind Telecom in exchange for consideration consisting of 325,639,827 newly-issued VimpelCom common shares, 305,000,000 newly-issued VimpelCom convertible preferred shares and US$1,495 million in cash. In addition, the agreement provided for the demerger and spin-off of certain assets of the Wind Telecom group back to Weather II. The last remaining spin-off assets were transferred to Weather II in February 2012. The Amended and Restated Share Sale and Exchange Agreement also contains provisions regarding, among other matters, post closing indemnity obligations as between the parties to the agreement relating to such matters as breach of representations and covenants and certain specific additional matters.

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

Taxation of dividends on ADSs or common shares

Subject to the discussion under the heading “—Passive Foreign Investment Company,” the gross amount of any dividend received by a U.S. Holder (determined without deduction for any Dutch withholding taxes) with respect to ADSs or common shares generally will be subject to taxation as foreign source dividend income to the extent such distributions are made from the current or accumulated earnings and profits of our company, as determined for U.S. federal income tax purposes. A dividend will be included in income when received by the U.S. Holder in the case of common shares or by the Depositary in the case of ADSs. A U.S. corporate holder will not be allowed a deduction for dividends received in respect of distributions on ADSs or common shares. A distribution, if any, in excess of such current and accumulated earnings and profits first will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ADSs or common shares, and thereafter as a capital gain. The portion of any distribution to a U.S. Holder treated as a non-taxable return of capital will reduce such holder’s tax basis in such ADSs or common shares.

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

Taxation on sale or exchange of ADSs or common shares

Subject to the discussion under the heading “—Passive foreign investment company,” the sale of ADSs or common shares generally will result in the recognition of U.S.-source gain or loss in an amount equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted basis in such ADSs or common shares. If a U.S. Holder disposes of ADSs or common shares for foreign currency, the amount realized will generally be the U.S. dollar value of the payment received, determined using the spot rate on the settlement date for the sale. Gain or loss upon the sale of ADSs or common shares will be capital gain or loss and will be long-term capital gain or loss if the ADSs or common shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder with respect to ADSs or common shares will be subject to tax at a maximum current rate of 15.0% for individuals and generally 35.0% for corporations. However, special rules may apply to a redemption of common shares which may result in the proceeds of the redemption being treated as a dividend. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. If a U.S. Holder receives a currency other than the U.S. dollar (e.g., Euros) upon a sale or exchange of ADSs or common shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such currency will be U.S. source ordinary income or loss. However, if such currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any additional gain or loss on such conversion.

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

Effective for taxable years ending after December 19, 2011, individuals will be required to attach certain information regarding “specified foreign financial assets” to their U.S. federal income tax returns for any year in which the aggregate value of all such assets held by such individuals exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (higher thresholds apply for certain married individuals filing joint returns). For taxable years beginning after December 31, 2011, these rules may also apply to certain domestic entities that hold an interest in a “specified foreign financial asset.” A “specified foreign financial asset” includes any depository or custodial accounts at foreign financial institutions, and to the extent not held in an account at a financial institution, (1) stocks or securities issued by non-U.S. persons, and (2) any interest in a non-U.S. entity. Our company is a non-U.S. person and entity for this purpose. Penalties may be imposed for the failure to disclose such information regarding specified foreign financial assets. U.S. Holders should consult their tax advisors regarding the potential application of these new rules to their ownership of ADSs or common shares.

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
Where English terms and expressions are used in this summary to refer to Dutch concepts, the intended meanings are those of the equivalent Dutch concepts under Dutch tax law. Where in this taxation summary the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands.

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

4.	a person who is deemed to hold an interest in ADSs, as referred to under 1, 2 and 3 above, pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) , with respect to property that has been segregated, for instance in the form of a trust or a foundation.

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

(c) your ADSs do not form part of a substantial interest or a deemed substantial interest in VimpelCom within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) , unless such interest forms part of the assets of an enterprise; and

(d) if you are not an individual, no part of the benefits derived from your ADSs is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

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

If you are an individual and a Non-resident holder, you may derive, or be deemed to derive, benefits from your ADSs that are taxable as benefits from miscellaneous activities in the following circumstances, among others:

(a) if your investment activities go beyond the activities of an active portfolio investor, for instance in the case of use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

(b) if you hold ADSs, whether directly or indirectly, and any benefits to be derived from such ADSs are intended, in whole or in part, as remuneration for activities performed by you or by a person who is a connected person to you, as meant by article 3.92b, paragraph 5, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) .

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

•

the par value of shares issued by VimpelCom to a holder of its shares or ADSs or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst) , unless (a) VimpelCom’s shareholders have resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to its memorandum of association.

If a Non-resident holder of ADSs is resident in the non-European part of the Kingdom of the Netherlands or in a country that has concluded a double taxation treaty with the Netherlands, such holder may be eligible for a full or partial relief from the dividend withholding tax, provided such relief is timely and duly claimed. Pursuant to Dutch rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner of dividends distributed by VimpelCom. The Dutch tax authorities have taken the position that this beneficial-ownership test can also be applied to deny relief from dividend withholding tax under double tax treaties and the Tax Arrangement for the Kingdom (Belastingregeling voor het Koninkrijk).

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

c.	it is connected with VimpelCom within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969) ; or

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

If a Non-resident Holder of ADSs is subject to Dutch income tax or Dutch corporation tax in respect of any benefits derived or deemed to be derived from its ADSs, including any capital gain realized on the disposal thereof, it can generally credit Dutch dividend withholding tax against his Dutch income tax or its Dutch corporation tax liability, as applicable, and is generally entitled to a refund pursuant to a negative tax assessment if and to the extent the dividend withholding tax, together with any other creditable domestic and/or foreign taxes, exceeds his aggregate Dutch income tax or its aggregate Dutch corporation tax liability, respectively.

Pursuant to Dutch rules to avoid dividend stripping, a holder of ADSs who receives proceeds from such ADSs will not be recognized as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, it has given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen) , whereas it may be presumed that (a) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, reduction or refund of, or credit for, dividend withholding tax, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than the actual recipient of the proceeds; and (b) such person acquires or retains, directly or indirectly, an interest in VimpelCom shares, ADSs or similar instruments, comparable to its interest in ADSs prior to the time the composite transaction was first initiated.

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

For purposes of the above, a gift of ADSs made under a condition precedent (opschortende voorwaarde) is deemed to be made at the time the condition precedent is satisfied.

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

As of December 31, 2011 and 2010, the largest currency exposure risks for the group as a whole was in relation to the Russian ruble, the euro, the Algerian dinar, the Pakistani rupee, the Bangladeshi taka, the Ukrainian hryvnya and Kazakh tenge, because the majority of our cash flows from operating activities in Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine and Kazakhstan are denominated in these functional currencies, respectively, while our debt is primarily denominated in U.S. dollars.

We hold part of our readily available cash in subsidiaries in U.S. dollars in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and euros to manage part of this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnya or Kazakh tenge were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Fluctuations in the value of the Russian ruble, euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnya or Kazakh tenge against the U.S. dollar could adversely affect VimpelCom’s financial condition and results of operations due to potential revaluation of U.S. dollar denominated indebtedness affecting net income through foreign exchange gain/loss.

Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. For more information on risks associated with currency exchange rates, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and convertibility risks.”

The following table summarizes information, as of December 31, 2011, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, primarily represented by foreign currency denominated debt obligations:

	Aggregate nominal amount of total debt denominated in foreign currency outstanding as of December 31,						Fair Value as of December 31,
	2012	2013	2014	2015	2016	2017	2011
Total debt:
Fixed Rate (US$ )	4,826.6	4,119.3	4,164.8	4,115.3	3,015.3	2,000.0	4,514.9
Average interest rate	8.9%	9.1%	9.2%	9.1%	9.7%	8.4%	—
Variable Rate (US$ )	190.1	94.6	44.9	14.5	—	—	375.4
Average interest rate	3.3%	3.0%	2.9%	2.8%	—	—	—
	5,016.7	4,213.8	4,209.7	4,129.7	3,015.3	2.000.0	4,890.3

In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

As of December 31, 2011, the interest rate risk on the financing of our group was limited as more than 82% of the group’s total debt was fixed rate debt. It is our intention to increase the floating rate share of our debt portfolio over time in order to improve the funding cost profile of the company as a whole.

In connection with the offering of our US$500 million 6.2546% notes due March 2017 and US$1,500 million 7.5043% notes due March 2022 on June 22, 2011, we entered into interest rate swap transactions to effectively swap the fixed interest rates on the five-year and 10-year notes for floating interest rates based on three-month U.S. dollar LIBOR. The weighted average spread over LIBOR for the five-year notes is 4.187%, and for the 10-year notes is 4.375%. We entered into these swap transactions effective June 29, 2011, with Barclays Bank plc, BNP Paribas, HSBC Bank plc, ING Bank N.V., The Royal Bank of Scotland plc and UBS A.G. The swap transactions have a term extending through the maturity of the bonds, but the company has an option to terminate and unwind them at any time through fair value settlement mechanism. On each of March 1, 2015 and March 1, 2018, the fair value of the interest rate swap transactions related to the notes due March 2022 shall be reset to zero by adjusting the spread over the U.S. dollar LIBOR to the then prevailing swap rate to maturity. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities—Financings for the Wind Telecom Transaction” and note 17 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

For more information on our market risks and financial risk management for derivatives and other financial instruments, see notes 17 and 29 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

For:	Persons depositing or withdrawing shares or ADR holders must pay to the depositary:
Issuance of ADRs, including issuances resulting from a distribution of our shares or rights or other property	US$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)

Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates

Any cash distribution to ADR holders	US$ 0.02 (or less) per ADR

Depositary service	US$ 0.02 (or less) per ADR per calendar year

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when a shareholder deposits or withdraws shares	Registration or transfer fees

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary

Converting foreign currency to U.S. dollars	Expenses of the depositary

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the ADR depositary or its agents for servicing the deposited securities	As necessary

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

In certain instances, our depositary has agreed to provide additional payments to us based on changes in certain conditions relating to the ADR facility. According to our agreement with the depositary, there are limits on the amount of investor relations program or special relations promotional activities expenses for which our depositary will pay or reimburse us, but the amount of payment or reimbursement available to us is not tied to the amount of fees the depositary collects from investors

From January 1, 2011 to December 31, 2011, the depositary reimbursed expenses of approximately US$145,341 for maintenance costs for the ADRs, and reimbursed to us or paid on our behalf US$957,133 for investor relationship programs or special investor relations promotional activities.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not required.

ITEM 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, or “CEO,” and Chief Financial Officer, or “CFO,” of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Based upon the evaluation, our CEO and CFO have concluded that as of December 31, 2011, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. These disclosure controls and procedures include our Disclosure Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure Review Committee also provides an additional check on our disclosure controls and procedures.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our company’s published consolidated financial statements under generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Our management has excluded the Wind Telecom Group from its assessment of internal control over financial reporting as of December 31, 2011, as it was acquired by us on April 15, 2011. The Wind Telecom Group is included in our consolidated financial statements as of and for the year ended December 31, 2011 and constituted US$33.6 billion and US$6.3 billion of total and net assets (including goodwill), respectively, as of December 31, 2011 and US$8.2 billion and US$767 million of revenues and net loss for the year then ended. Under guidelines established by the Securities and Exchange Commission, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition.

Ernst & Young Accountants LLP, our company’s independent registered public accounting firm has issued an attestation report on our management’s assessment of internal controls, a copy of which appears below.

(c) Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of VimpelCom Ltd.

We have audited VimpelCom Ltd.’s (“VimpelCom”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). VimpelCom’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Wind Telecom S.p.A. (“Wind Telecom”) which is included in the 2011 consolidated financial statements of VimpelCom and constituted USD 33.6 billion and USD 6.3 billion of total and net assets (including goodwill), respectively, as of December 31, 2011 and USD 8.2 billion and USD 767 million of revenues and net loss for the year then ended. Our audit of internal control over financial reporting of VimpelCom also did not include an evaluation of the internal control over financial reporting of Wind Telecom.

In our opinion, VimpelCom maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of VimpelCom as of December 31, 2011 and 2010, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows of VimpelCom for each of the two years in the period ended December 31, 2011 and our report dated April 30, 2012 expressed an unqualified opinion thereon.

Amsterdam, The Netherlands, April 30, 2012

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

The supervisory board has determined that Dr. Hans-Peter Kohlhammer, a member of our audit committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Dr. Kohlhammer is “independent,” as defined in Rule 10A-3 under the Exchange Act and current NYSE listing rules applicable to us. For a description of Dr. Kohlhammer’s experience, please see “Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management—Supervisory Board Dr. Hans-Peter Kohlhammer.”

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

Ernst & Young Accountants LLP have served as our independent public accountants for the fiscal years ended December 31, 2011 and 2010, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Accountants LLP and their affiliates (including Ernst & Young LLC, which served as our independent public accountants until April 20, 2010) in 2011 and 2010.

Year ended December 31,
	2011	2010
(In millions)
Audit Fees	US$12.6	US$8.3
Audit-Related Fees	US$ 0.4	US$0.7
Tax Fees	US$ 0.1	US$0.0
All Other Fees	US$ 2.9	US$0.2
Total	US$16.0	US$9.2

Audit Services

Audit services mainly consisted of the audit of the consolidated financial statements as of and for the years ended December 31, 2011 and 2010, the review of quarterly consolidated financial statements and services provided in connection with regulatory and statutory filings, including comfort letters, consents and Sarbanes-Oxley Section 404 attestation services.

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

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required the company to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, the company’s audit committee pre-approves the engagement terms and fees of Ernst & Young Accountants LLP and its affiliates for audit and non-audit services, including tax services. The company’s audit committee pre-approved the engagement terms and fees of Ernst & Young Accountants LLP and its affiliates for all services performed for the fiscal year ended December 31, 2011.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

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

Compensation Committee

The NYSE rules require that listed companies must have a compensation committee composed entirely of independent directors. Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with the NYSE requirement to establish a compensation committee. However, our supervisory board has established a compensation committee to act in an advisory capacity to our supervisory board with respect to compensation issues. The compensation committee is responsible for approving the compensation of the directors, officers and employees of VimpelCom and its subsidiaries, our employee benefit plans, any equity compensation plans of VimpelCom and its subsidiaries, and any contract relating to a director, officer or shareholder of our company or any of our subsidiaries or their respective family members or affiliates.

Audit Committee

The NYSE rules require that listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or “Rule 10A-3,” and that the audit committee must be composed of at least three independent directors, as defined in Rule 10A-3 and the NYSE rules. Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with the NYSE requirement to have at least three members, but we are required to have only independent directors on our audit committee. Our audit committee comprises two directors, both of whom are independent directors, as defined in Rule 10A-3 and the NYSE rules. The audit committee is responsible for, among other things, the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors.

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

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of this Item.

ITEM 18.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

OF VIMPELCOM LTD.

ITEM 19.	Exhibits

List of Exhibits.

Exhibit No.	Description
1.1	Bye-laws of VimpelCom Ltd. adopted on April 20, 2010. *

2.1	Form of Deposit Agreement (common shares) between VimpelCom Ltd. and The Bank of New York Mellon, as depositary.**

2.2	Agreement to furnish instruments relating to long-term debt.†

4.1	Shareholders Agreement, dated October 4, 2009, between and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Eco Telecom Limited, Telenor East Invest AS, Telenor Mobile Communications AS and Altimo Coöperatief U.A.***

4.2	Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A., Weather Investments II S.à r.l. and certain Shareholders of Wind Telecom S.p.A., dated as of April 15, 2011.§

4.3	Amendment No. 1 to Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A. and Weather Investments II S.à r.l. (dated as of April 15, 2011), dated as of November 25, 2011.†

4.4	Amendment No. 2 to Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A. and Weather Investments II S.à r.l. (dated as of April 15, 2011), dated as of January 31, 2012.†

4.5	Form of Indemnification Agreement.§§

8.	List of Subsidiaries.†

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.†

15.1	Consent of Ernst & Young Accountants LLP.†

15.2	Consent of Ernst & Young LLC.†

*	Incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-8 (Registration No. 333-166315) of VimpelCom Ltd., filed on April 27, 2010.
**	Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (Registration No. 333-164770) of VimpelCom Ltd., filed on February 8, 2010.
***	Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Registration No. 333-164770) of VimpelCom Ltd., filed on February 8, 2010.
§	Incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Weather Investments II S.à r.l. on April 22, 2011.
§§	Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of VimpelCom Ltd. for the fiscal year ended December 31, 2010, filed on June 30, 2011.
†	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

VIMPELCOM LTD.

By:	/s/ Jo Lunder
Name:	Jo Lunder
Title:	Chief Executive Officer

Date: April 30, 2012

VimpelCom Ltd.

Consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of VimpelCom Ltd.

We have audited the accompanying consolidated statement of financial position of VimpelCom Ltd. (“VimpelCom”) as of December 31, 2011 and 2010, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of VimpelCom’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VimpelCom at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

International Financial Reporting Standards as issued by the International Accounting Standards Board vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 4 and 6 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VimpelCom’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012 expressed an unqualified opinion thereon.

Amsterdam, The Netherlands, April 30, 2012

/s/ Ernst & Young Accountants LLP

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of VimpelCom Ltd.

We have audited the accompanying consolidated statement of financial position of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) as of December 31, 2009, and the related consolidated income statement, statement of comprehensive income, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of VimpelCom’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VimpelCom at December 31, 2009, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

International Financial Reporting Standards as issued by the International Accounting Standards Board vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 4 and 6 to the consolidated financial statements.

Moscow, Russia, April 30, 2012

/s/ Ernst & Young LLC

VimpelCom Ltd.

Consolidated income statement

		Years ended December 31,
	Note	2011	2010	2009
		(In millions of US dollars, except per share amounts)
Service revenues		19,579	10,291	8,691
Sale of equipment and accessories		516	194	110
Other revenues	10	167	37	12

Total operating revenues		20,262	10,522	8,813

Operating expenses
Service costs		4,962	2,251	1,895
Cost of equipment and accessories		663	217	111
Selling, general and administrative expenses	27	6,381	3,198	2,482
Depreciation		2,726	1,403	1,190
Amortization		2,059	610	440
Impairment loss	15	527	—	—
Loss on disposals of non-current assets		90	49	77

Total operating expenses		17,408	7,728	6,195

Operating profit		2,854	2,794	2,618

Finance costs		1,587	536	603
Finance income		(120)	(69)	(58)
Other non-operating losses/(gains)	24	308	(35)	69

Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	8	35	(90)	(3)
Net foreign exchange loss		190	5	404

Profit before tax		854	2,447	1,603

Income tax expense	11	585	574	431

Profit for the year		269	1,873	1,172

Attributable to:
Non-controlling interest		(274)	67	30
The owners of the parent		543	1,806	1,142

		269	1,873	1,172

Earnings per share

Basic, profit for the year attributable to ordinary equity holders of the parent	12	$0.36	$1.50	$1.13

Diluted, profit for the year attributable to ordinary equity holders of the parent	12	$0.36	$1.50	$1.13

VimpelCom Ltd.

Consolidated statement of comprehensive income

		Year ended December 31,
	Note	2011	2010	2009
		(In millions of US dollars)
Profit for the year		269	1,873	1,172

Other comprehensive income

Share of other comprehensive income of associates and joint ventures accounted for using the equity method		(65)	(18)	(21)

Reclassification of current period earnings of exchange differences on translation of foreign operations for equity interest in acquiree in business combination achieved in stages	7	43	—	—
Net movement on cash flow hedges (Net of tax in 2011 of USD 22 and 2010 and 2009: nil)	17	(279)	—	—
Foreign currency translation		(703)	(73)	(355)

Other comprehensive income / (loss) for the year, net of tax		(1,004)	(91)	(376)

Total comprehensive income for the year, net of tax		(735)	1,782	796

Attributable to:

The owners of the parent		(336)	1,725	768
Non-controlling interests		(399)	57	28

		(735)	1,782	796

VimpelCom Ltd.

Consolidated statement of financial position

	Note	December 31, 2011	December 31, 2010	December 31, 2009
		(In millions of US dollars, except share amounts)
Assets
Non-current assets
Property and equipment	13	15,165	7,299	5,861
Intangible assets	14	11,825	2,495	1,551
Goodwill	14	16,776	6,722	3,292
Investments in associates and joint ventures	8	388	569	524
Deferred tax asset	11	386	—	—
Financial assets	17	1,536	183	430
Other non-financial assets	25	92	88	93

Total non-current assets		46,168	17,356	11,751

Current assets
Inventories	16	227	137	63
Other non-financial assets	25	1,320	392	239
Trade and other receivables	18	2,711	623	664
Current income tax asset	11	293	30	9
Other financial assets	17	345	82	441
Cash and cash equivalents	19	2,325	885	1,451

Total current assets		7,221	2,149	2,867

Assets classified as held for sale	7	650	—	—

Total assets		54,039	19,505	14,618

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	20	14,037	10,421	4,164
Non-controlling interests		865	(9)	38

Total equity		14,902	10,412	4,202

Non-current liabilities
Financial liabilities	17	25,724	5,137	6,342
Provisions	23	402	141	116
Other non-financial liabilities	25	442	53	49
Deferred tax liability	11	1,624	590	480

Total non-current liabilities		28,192	5,921	6,987

Current liabilities
Trade and other payables		4,566	1,024	761
Other non-financial liabilities	25	2,030	809	741
Other financial liabilities	17	3,118	1,228	1,907
Current income tax payable	11	399	52	9
Provisions	23	182	59	11

Total current liabilities		10,295	3,172	3,429

Liabilities associated with assets held for sale	7	650	—	—

Total equity and liabilities		54,039	19,505	14,618

VimpelCom Ltd.

Consolidated statement of changes in equity

	Footnote	Number of shares outstanding	Issued capital	Capital Surplus	Treasury shares	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non-controlling interest	Total equity
(In millions of US dollars)
As at January 1, 2009		1,012,348,161	1	1,432	(240)	12	2,547	—	3,752	61	3,813

Profit for the period							1,142		1,142	30	1,172

Other comprehensive income	17							(374)	(374)	(2)	(376)

Total comprehensive income							1,142	(374)	768	28	796

Dividends	21						(319)		(319)	(14)	(333)
Acquisition of non-controlling interest	7					4		(10)	(6)	(14)	(20)
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control	17					(51)			(51)	(24)	(75)
Exercise of options	22	1,943,416			16	3			19		19
Share-based payment transactions	22					2			2		2
As at December 31, 2009		1,014,291,577	1	1,432	(224)	(30)	3,370	(384)	4,165	37	4,202

Profit for the period							1,806		1,806	67	1,873

Other comprehensive income	17							(81)	(81)	(10)	(91)

Total comprehensive income							1,806	(81)	1,725	57	1,782

Dividends	21						(594)		(594)	(73)	(667)
Issuance of shares for KyivStar acquisition		301,653,080		5,595					5,595		5,595
Effect of exchange offer	1	(24,764,218)		(501)					(501)		(501)
Issuance of shares	1	50,000		1					1		1
Repurchase of noncontrolling interest in OJSC	1			30					30		30
Acquisition of non-controlling interest	7					(4)			(4)	(6)	(10)
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control	17					(11)			(11)	(24)	(35)
Exercise of options	22	820,261			8	—			8		8
Share-based payment transactions	22					7			7		7
As at December 31, 2010		1,292,050,700	1	6,557	(216)	(38)	4,582	(467)	10,421	(9)	10,412

VimpelCom Ltd.

	Footnote	Number of shares	Attributable to owners of the parent
(in millions of US dollars)			Issued capital	Capital Surplus	Treasury shares	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non-controlling interest	Total equity
As at December 31, 2010		1,292,050,700	1	6,557	(216)	(38)	4,582	(467)	10,421	(9)	10,412

Profit for the period							543		543	(274)	269
Total other comprehensive income						(276)		(603)	(879)	(125)	(1,004)

Total comprehensive income						(276)	543	(603)	(336)	(399)	(735)

Dividends							(1,216)		(1,216)		(1,216)
Issuance of shares	1	325,639,827	1	4,988					4,989		4,989
Acquisition of treasury shares		(50,000)			(1)				(1)		(1)
Non-controlling interest arising on a business combination	7					(13)		—	(13)	2,124	2,111
Restructuring of shareholding in consolidated subsidiaries	7					268		(5)	263	(37)	226
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control	17					(54)			(54)	(49)	(103)
Effect of deconsolidation OTH spin-off assets	7								—	(765)	(765)
Exercise of options	22	480,000			4	(3)			1		1
Share-based payment transactions	22					(17)			(17)		(17)
As at December 31, 2011		1,618,120,527	2	11,545	(213)	(133)	3,909	(1,075)	14,037	865	14,902

VimpelCom Ltd.

(Amounts presented are in millions of US dollars unless otherwise indicated)

Consolidated statement of cash flows

		Year ended December 31,
	Note	2011	2010	2009
		(In millions of US dollars)
Operating activities
Profit after tax		269	1,873	1,172
Tax expense		585	574	431

Profit before tax		854	2,447	1,603

Non-cash adjustment to reconcile profit before tax to net cash flows:
Depreciation		2,727	1,403	1,190
Amortization		2,060	610	440
Impairment loss		527	—	—
Loss on disposals of non-current assets		90	49	77
Finance income		(120)	(69)	(58)
Finance costs		1,587	536	603
Other non-operating losses/(gains)		308	(35)	69
Net foreign exchange loss		190	5	404
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method		35	(90)	(3)
Movements in provisions and pensions		(27)	42	28

Operating profit before working capital changes		8,230	4,898	4,353
Working capital adjustments:

(Increase)/Decrease in trade and other receivables and prepayments		(176)	10	157
(Increase)/Decrease in inventories		(69)	(49)	65
Increase/(Decrease) in trade and other payables		332	(59)	(64)
Interest paid		(1,528)	(539)	(532)
Interest received		106	56	52
Income tax paid		(790)	(615)	(429)

Net cash flows from operating activities		6,106	3,702	3,602

Investing activities

Proceeds from sale of property, plant and equipment and intangible assets		34	14	—

Purchase of property, plant and equipment and intangible assets		(6,260)	(1,814)	(1,022)
Payments of loans granted		(118)	(33)	—

Receipts/(payments) from deposits and loans granted		212	478	(489)
Receipts from/(investments in) associates		25	—	(13)

Acquisition of subsidiaries, net of cash acquired	7	(838)	(27)	—

Net cash flows used in investing activities		(6,945)	(1,382)	(1,524)

Financing activities
Net proceeds from exercise of share options		5	7	18
Acquisition of non-controlling interest		—	(13)	(18)
Proceeds from borrowings net of fees paid		10,389	1,170	1,217
Repayment of borrowings		(6,581)	(2,898)	(2,433)
Purchase of treasury shares		(1)	(480)	—
Dividends paid to equity holders of the parent		(1,216)	(578)	(316)
Dividends paid to non-controlling interests		(13)	(72)	(31)

Net cash flows used in financing activities		2,583	(2,864)	(1,563)

Net increase in cash and cash equivalents		1,744	(544)	515
Net foreign exchange difference		(304)	(22)	1

Cash and cash equivalents at beginning of period		885	1,451	935

Cash and cash equivalents at end of period		2,325	885	1,451

Notes to consolidated financial statements

1 General information

VimpelCom Ltd. (“VimpelCom”, the “Company”, and together with its consolidated subsidiaries the “Group” or “we”) was incorporated in Bermuda on 5 June 2009, as an exempted company under the name New Spring Company Ltd., which was subsequently changed to VimpelCom Ltd. on 1 October 2009. VimpelCom Ltd. was formed to recapitalize Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) and acquire CJSC “Kyivstar G.S.M.” (“Kyivstar”)(Note 7). Altimo Holdings & Investments Limited (“Altimo”) and Telenor ASA (“Telenor”) together with certain of their respective affiliates were the two major shareholders in each of the companies. The registered office of VimpelCom Ltd. Is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VimpelCom Ltd.’s headquarters and principal place of business are located at Claude Debussylaan 88, 1082 MD Amsterdam.

In these notes U.S. dollar amounts are presented in millions, except for share and per share (or ADS) amounts and as otherwise indicated.

On 21 April 2010, VimpelCom Ltd. successfully completed an exchange offer (“Exchange Offer”) for OJSC VimpelCom shares (including shares represented by American Depositary Shares (“ADSs”)), and acquired approximately 98% of OJSC VimpelCom’s outstanding shares (including shares represented by ADSs). Therefore, effective 21 April 2010, OJSC VimpelCom is a subsidiary of VimpelCom Ltd. As the continuation of the existing Group, VimpelCom Ltd. is the accounting successor to OJSC VimpelCom, and therefore accounting data and disclosures related to the period prior to 21 April 2010 represent accounting data and disclosures of OJSC VimpelCom. Information about the number of shares prior to 21 April 2010 has been adjusted to reflect the effect of the recapitalization due to the Exchange Offer.

On 25 May 2010, VimpelCom Ltd. served a squeeze-out demand notice to OJSC VimpelCom demanding that the remaining shareholders of OJSC VimpelCom sell their shares to VimpelCom Ltd. The squeeze-out process was completed on 6 August 2010. As a result, VimpelCom Ltd. became the sole shareholder of OJSC VimpelCom. The increase in capital surplus of USD 31 represents the difference between the amount recorded as liability to noncontrolling interest in OJSC VimpelCom on 21 April 2010 in the amount of USD 501 and the amount recorded on 25 May 2010 when a squeeze-out demand notice was served (effectively this transaction represented a purchase of own shares legally affected through purchase of non-controlling interest in OJSC VimpelCom).

VimpelCom Ltd. ADS began trading on the New York Stock Exchange (“NYSE”) on 22 April 2010 while OJSC VimpelCom ADS were delisted from the NYSE on 14 May 2010.

On 4 October 2010, the Company and Weather Investments S.p.A (“Weather”) signed an agreement to combine their two groups (the “Transaction”). The Transaction terms provided that at the closing of the Transaction, the Company will own, through Weather, 51.7% of Orascom Telecom Holding S.A.E. (“Orascom Telecom”, or “OTH”) and 100% of Wind Telecomunicazioni S.p.A. (“Wind Italy”).

At its meeting on 16 January 2011, the Supervisory Board approved new terms of the Transaction, under which shareholders of Wind Telecom S.p.A. (“Wind Telecom”, formerly Weather) would contribute to VimpelCom their shares in Wind Telecom in exchange for consideration consisting of 325,639,827 newly-issued VimpelCom common shares, 305,000,000 newly-issued VimpelCom convertible preferred shares and USD1,495 in cash. The newly-issued convertible preferred shares have the same rights as the existing convertible preferred shares. In addition, pursuant to the terms of the Transaction, at or shortly after the closing of the Transaction, certain assets were spun off from the Wind Telecom group and transferred back to Weather Investments II S.a r.l., the 72.65% shareholder of Wind Telecom (“Weather II”) prior to completion of the Transaction. These assets included certain assets from OTH, which VimpelCom committed to transfer back to Weather II, or in the event the assets could not be transferred, VimpelCom would have had to pay up to USD 770. These assets were transferred to Weather II in February 2012.

On 17 March 2011, the shareholders of the Company approved the issuance of common and convertible preferred shares to Wind Telecom’s shareholders and the related increase in the Company’s share capital.

On 15 April 2011, VimpelCom successfully completed the Transaction and obtained control over Wind Telecom. As a result of the Transaction, VimpelCom owns, through Wind Telecom, 51.9% of Orascom Telecom and 100% of Wind Italy (Note 7).

VimpelCom earns revenues by providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. As of 31 December 2011, the Company operated telecommunications services in Russia, Italy, Algeria, Kazakhstan, Ukraine, Pakistan, Bangladesh, Armenia, Tajikistan, Uzbekistan, Georgia, Kyrgyzstan, Laos, Central African Republic, Burundi, Canada, Zimbabwe, Vietnam and Cambodia.

The consolidated financial statements of the Company for the year ended 31 December 2011 were authorized for issue in accordance with a resolution of the directors on 24 April 2012.

2 Basis of the consolidated financial statements

2.1	Basis of preparation

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective at the time of preparing the consolidated financial statements and applied by VimpelCom.

For all periods up to and including the year ended 31 December 2010, VimpelCom Ltd. and OJSC VimpelCom, the accounting predecessor of the Company, prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“US GAAP”). VimpelCom is a formal foreign company in the Netherlands which falls under the Formal Foreign Companies Act (“FFCA”) and is therefore subject to certain parts of the Dutch Civil Code. VimpelCom was considered a first-time adopter of IFRS for the 2010 financial statements filed for the Dutch statutory purposes. Therefore in the first VimpelCom group consolidated IFRS financial statements as of 31 December 2010, VimpelCom stated that the consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Commission and also comply with the IFRS as issued by the IASB. These financial statements include certain supplemental disclosures in the form of reconciliations from US GAAP to IFRS as issued by the IASB to disclose the changes in the basis of presentation from US GAAP basis-financial statements. Refer to Note 4 for information on the Company’s adoption of IFRS.

The consolidated financial statements have been prepared on a historical cost basis, unless disclosed otherwise.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 December 2011.

Subsidiaries (Note 26) are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intercompany accounts and transactions within the Company have been eliminated in full.

Non-controlling interests are reported in the consolidated statement of financial position as a separate component of equity. Non-controlling interests represent the equity in subsidiaries not attributtable, directly or indirectly, to the Company. We refer to Note 17 for the effect of options over non-controlling interests.

As stated in Note 1 ‘General information’ the Company successfully completed an exchange offer for OJSC VimpelCom shares and acquired approximately 98% of OJSC VimpelCom’s outstanding shares. Therefore, effective 21 April 2010, OJSC VimpelCom is a subsidiary of VimpelCom Ltd.

In the consolidated financial statements the acquisition of OJSC VimpelCom is accounted for as the continuation of the existing Group. VimpelCom is therefore the accounting successor to OJSC VimpelCom. Accounting data and disclosures related to the period prior to 21 April 2010, represent accounting data and disclosures of OJSC VimpelCom.

3 Significant accounting policies

Business combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition, being the total consideration transferred, is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree and the amount of any non-controlling interest in the acquiree. The aggregate consideration transferred is allocated to the underlying assets acquired, including any intangible assets identified, and liabilities assumed based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, licenses and other assets’ lives and market multiples, among other items. The results of operations of acquired companies are included in the consolidated financial statements from the date of acquisition.

For each business combination VimpelCom elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition costs are expensed in the income statement as incurred.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date and the difference is recognized through profit or loss.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 Financial Instruments: Recognition and Measurement either in profit or loss or as a change to other comprehensive income depending on the classification of financial instrument. If the contingent consideration is classified as equity, it is not remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IAS 39, it is measured in accordance with the appropriate IFRS standards.

Goodwill is initially measured at cost, being the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the fair value of the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. After initial recognition, goodwill is carried at cost less any accumulated impairment losses.

In the event the acquisition is achieved in stages, goodwill is recognized at the time when the company obtains control over the entity.

If the consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Goodwill is not amortised but is tested for impairment on at least an annual basis or when impairment indicators are observed.

The Group may enter into business combinations which include options (call, put, or a combination of both) over the shares of the non-controlling interest.

Where there are call options, the Group considers the implications on control. Where call options lead to the establishment of control, then the proportions of the acquiree’s subsequent profits or losses and changes in equity allocated to the parent and non-controlling interests will be based on the present ownership interest, only to the extent that the Group does not have current access to the economic benefits of the shares of non-controlling interest. To the extent the call option provides a present ownership (through current access to the underlying economic benefits) a gross liability is recognized, whereby any changes in the liability are recognized in profit and loss. If the call option does not provide present ownership it is recorded as a derivative asset at fair value through profit and loss.

Where there are put options granted to the non-controlling interest, then a financial liability is recognized. These liabilities are initially measured at the present value of the redemption amount and are subsequently measured in accordance with International Accounting Standard No. 39, Financial Instruments; Recognition and Measurement (“IAS 39”). Where the Group does not have a present ownership interest in the outstanding shares, then at each period end the difference between the financial liability and the non-controlling interest (which reflects its share of the profit and losses, and changes in equity, of the acquiree) is accounted for as an equity transaction. Where the put option does provide a present ownership interest, the changes in the liability are recognized in profit or loss.

Common-control transactions

For business combinations exercised under common-control VimpelCom measures the net assets of the transaction at the carrying amounts in the accounts of the transferor.

Investment in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee without control or joint control over those policies, and is assumed if the company holds, directly or indirectly, 20 percent or more but less than 50 percent of the voting power of the investee, unless it can be clearly demonstrated that it does not have significant influence.

Investments in associates are incorporated in the financial statements of the Group using the equity method of accounting. Under the equity method, the investment in associate is initially recognized at cost and is adjusted in subsequent periods for the post acquisition changes in the company’s share of the net assets of the associate and impairment recognized in accordance with IAS 39 and IAS 36 Impairment of Assets. Losses of an associate in excess of the Groups’ interest in that associate are recognized only to the extent that the Group has incurred a legal or constructive obligation or made payments on behalf of the associate.

The financial statements of the associate are prepared for the same reporting period as the Group. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

Upon loss of significant influence VimpelCom measures and recognises its remaining investment at its fair value. Any difference between the carrying amount of the former associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal are recognised in profit and loss.

Interest in joint ventures

The Group has interests in joint ventures which are jointly controlled entities, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity. The agreements require unanimous agreement for financial and operating decisions among the venturers. VimpelCom recognises its interests in the joint ventures using the equity method. The financial statements of the joint ventures are prepared for the same reporting period as the group. Adjustments are made where necessary to bring the accounting policies in line with those of the group.

Upon loss of joint control VimpelCom measures and recognises its remaining investments at its fair value unless it is recognised as investments in associates. Any difference between the carrying amount of the former jointly controlled entities upon loss of joint control and the fair value of the remaining investment and proceeds from disposal are recognised in profit or loss. When the remaining investments constitute significant influence, it is accounted for as investment in associates.

Foreign currency translation

The consolidated financial statements of the Group are presented in US dollars, which is also VimpelCom Ltd.’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions denominated in foreign currencies are initially recognized at the functional currency rate prevailing on the date of the transaction. Monetary assets and liabilities are retranslated to the functional currency using the closing rate at balance sheet date. All differences are taken to the income statement. Non-monetary items are carried at historical cost that are denominated in foreign currencies are translated in the functional currency at the rate prevailing on the initial transaction dates. Non-monetary items carried at fair value are translated in the functional currency at the date when the fair value was determined.

On consolidation the assets and liabilities of foreign operations are translated into US dollars at the rate of exchange prevailing at the reporting date and their income statements are translated at the weighted average exchange rate for the period. The exchange rate differences arising on translation for consolidation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the income statement.

Revenue recognition

VimpelCom generates revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. Revenues are stated net of value-added tax and sales tax charged to customers.

Wireless services

Service revenues include revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). VAS includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services. The content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers and gross when the Company acts as the primary obligor of the transaction.More specifically, the accounting for revenue sharing agreements and delivery of content depends on the analysis of the facts and circumstances surrounding these transactions. Thus, an analysis is performed using the following criteria in order to determine if the revenue must be recognized on:

•	a gross basis – when VimpelCom:

1.	is the primary obligor in the transaction with respect to the end-customer ; for instance, it has discretion in supplier selection, it is involved in the determination of content specification (service or product);

2.	bears inventory risk;

3.	has reasonable latitude in setting the price invoiced to the end-customer;

4.	bears the credit risk.

•	a net basis – when:

1.	the service provider is responsible for the service and for setting the price to be paid by the subscriber;

2.	the content provider is responsible for supplying the content to the end-customer and for setting the price.

VimpelCom charges subscribers a fixed monthly fee for the use of certain services. Such fees are recognized as revenue in the respective month.

Service revenue is generally recognized when the services (including VAS and roaming revenue) are rendered. Sale of prepaid cards, used as a method of cash collection, is accounted for as customer advances for future services and respective revenue is deferred until services are rendered. Prepaid cards might not have expiration dates but are subject to statutory expiration periods, and unused prepaid balances are added to service revenue based on an estimate of the expected expired balance.

Sales of equipment

Revenues from mobile equipment sales, such as handsets, are recognized in the period in which the equipment is sold to either a network customer or, if sold via an intermediary, when the significant risks and rewards have passed to the intermediary.

Interconnect and roaming revenue

Interconnect revenue (transit traffic) is generated when the Company receives traffic from mobile or fixed subscribers of other operators and that traffic terminates on VimpelCom’s network. Revenue is recognized on a gross or net basis depending on the amount of control over the traffic routing and hence exposure to risks and rewards.

The Group recognizes mobile usage and roaming service revenue based on minutes of traffic processed or contracted fee schedules when the services are rendered. Roaming revenues include both revenues from VimpelCom customers who roam outside of their home country network and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. Revenues due from foreign carriers for international roaming calls are recognized in the period in which the call occurs.

Fixed-line services

Revenue from traditional voice services and other service contracts is accounted for when the services are provided. Revenue from Internet services is measured primarily by monthly fees and internet-traffic volume which has not been included in monthly fees. Payments from customers for fixed-line equipment are not recognized as revenue until installation and testing of such equipment are completed and accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. More specifically, the Company recognizes DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk since the Company is not the primary obligor in the transaction.

Connection fees

VimpelCom defers upfront telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life or the minimum contractual term. The Company also defers direct incremental costs related to connection fees for fixed line subscribers, in an amount not exceeding the revenue deferred.

Multiple elements agreements (“MEA”)

MEA are agreements under which VimpelCom provides more than one service. Services/ products may be provided under different agreements or in groups of agreements which are interrelated in such extent that in fact they are elements of one agreement. In the event of a MEA, each element is accounted for separately if it can be distinguished from the other elements and has a fair value on a standalone basis. The customer’s perspective is important in determining whether the transaction contains multiple elements or is just a single element arrangement. The relative fair value method is applied in determining the value to be allocated to each element of a MEA. Fair value is determined as the selling price of the individual item. If an item has not been supplied by the Group yet, but is sold by other suppliers, the fair value is the price at which the items are sold by the other suppliers.

Some tariffs include bundle rollovers which effectively allow customers to rollover unused minutes from one month to the following month. For these tariffs, the portion of the access fee representing the fair value of the rolled over minutes is deferred until the service is delivered.

Classification of non-operating items

The Company distinguishes results of operations into operating and non-operating parts depending on the nature of the transaction. All the results that directly relate to operations are classified as operating items ignoring whether they involve cash, occur irregularly, infrequently, or are unusual in amount. All the results that do not directly relate to operations such as sale of investments, changes in fair value of investments and other financial instruments are classified as non-operating.

Interest income/expense

For all financial instruments measured at amortized cost interest income or expense is recorded using the effective interest rate, which is the rate that exactly discounts the estimated future cash payments or receipts based on the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income/or expense is included in financing income/costs in the consolidated income statement.

Dividends

Dividend income from the entities other than those accounted for under equity method is recognized in the income statement on the date the entity’s right to receive payments is established. Dividends from the entities accounted for under equity method reduce the carrying amount of investment.

Taxation

Income tax expense (tax income) represents the aggregate amount determined on the profit or loss for the period in respect of current tax and deferred tax.

In cases when the tax relates to items that are charged directly to equity, the tax is also charged directly to equity.

Current income tax

Current tax for the current and prior periods, to the extent unpaid, is recognized as a liability. If the amount already paid in respect of current and prior period exceeds the amount due for those periods, the excess is recognized as an asset.

Current tax liabilities (assets) for the current and prior period is measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantially enacted by the end of the reporting period.

Uncertain tax position

Uncertain tax positions are accounted for in accordance with IAS 12 or IAS 37 depending on the type of tax. According to IAS 12 a provision for uncertain income tax position is provided for when as a result of past event and based on technical merits it is probable that future economic benefits will flow from the entity and a reliable estimate can be made of the amount of the obligation. The Company uses weighted average outcome basis to estimate the amount of provision.

For provisions for taxes other than income tax the Company follows the general policy on provisions.

Deferred taxation

Deferred taxes are recognized for the taxes recoverable or payable in future periods in respect of deductible or taxable temporary differences. A temporary difference arises where the carrying amount of an asset and liability is different from its corresponding tax bases.

Deferred tax liabilities are generally recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

a)	the initial recognition of non tax deductible goodwill; or

b)	the initial recognition of an asset or liability in a transaction which

•	is not a business combination; and

•	at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted by the end of the reporting period.

Deferred tax assets are also recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profits will be available against which unused tax losses and unused tax credits can be utilized.

Deferred tax is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures except to the extent that the parent, investor or venturer is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority on either the same taxable entity, or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in probability that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

Property and equipment

Property and equipment (P&E) are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

The costs of an item of P&E include:

•	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates;

•

any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. This includes capitalizing the internal labour cost of technical departments involved in the network development;

•	initial cost estimations of dismantling and removing the item and restoring the site to which it is located, with an equal obligation recognized;

•	costs of installation and assembly of a connection line between the client and the Company’s network;

•	costs of site preparation, e.g. creating a foundation for the installation of connections; and

•	professional fees, e.g. for engineers.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

• Telecommunication equipment	7 – 20 years
• Buildings and constructions	15 – 50 years
• Office and measuring equipment	3 – 10 years
• Other equipment	3 – 10 years

Equipment acquired under a finance lease arrangement is depreciated on a straight-line basis over its estimated useful life or the lease term, whichever is shorter.

Repair and maintenance costs which do not meet capitalization requirements are expensed as incurred.

The carrying amount of an item of P&E is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss from derecognition of an item of P&E is calculated as the difference between the net proceeds from disposal, if any, and the carrying amount of the item, and is included in the income statement when derecognized.

The asset’s residual values, useful lives and methods of depreciation are reviewed at the end of each financial year, adjusted prospectively if appropriate.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time (longer than six months) to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that VimpelCom incurs in connection with the borrowing of funds in order to produce qualifying assets.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards associated with ownership of leased asset to the lessee. All other leases are classified as operating leases. The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date.

Finance lease – VimpelCom as lessee

At the commencement of a finance lease term the Company recognizes the assets and liabilities in its statement of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments as determined at the inception of the lease. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

The discount rate to be used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. If there is no interest rate in the lease, the Company’s incremental borrowing rate is used. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Operating lease – VimpelCom as lessee

The rental payable under operating lease is recognized as operating lease expenses in the income statement on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user’s benefit. No asset is capitalized. If the periodic payments or part of the periodic payments has been prepaid, the Company recognizes these prepayments in the statement of financial position.

Intangible assets (excluding Goodwill)

Intangible assets acquired separately are measured initially at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any. Internally generated intangible assets (excluding eligible development costs) are not capitalized and expenditure is reflected in the income statement in the year when the expenditure is incurred. The costs of the intangible assets acquired as part of a business combination is their fair value at acquisition date.

Intangible assets with an indefinite useful life and also intangible assets not yet available for their intended use, are tested for impairment at least annually as of October 1 to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset. Change in the useful life of an intangible asset from indefinite to finite life is treated on a prospective basis. Any impairment to the asset is charged to the income statement in the year in which it arises.

Intangible assets with a finite useful life are amortized over that life on a systematic basis. The amortization method used reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. If that pattern cannot be determined reliably, the straight-line method is used. For intangible assets associated with customer relationships the Company uses declining balance amortization pattern based on value contribution the customers bring. For other intangible assets the straight-line method is used. The amortization charge for each period is recognized in profit or loss. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at each financial year-end.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized, if any.

Impairment of assets

The Company assesses at the end of each reporting period whether there is any indication that an asset may be impaired. If there is such an indication the Company estimates the recoverable amount of the asset. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) fair value less costs to sell and its value in use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Unless otherwise disclosed, recoverable amount represents value in use.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGU’s to which the individual assets are allocated. These budgets and forecast calculations are generally covering a period of five years. For longer periods, a long term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the income statement in a separate line item.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Goodwill

Goodwill is tested for impairment annually as at 1 October and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGU’s) to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than their carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Financial instruments

Financial assets or liabilities

Initial recognition and measurement

When a financial asset or financial liability in the scope of IAS 39 is recognized initially, it is measured at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability (except for a financial asset or financial liability at fair value through profit or loss, in which case transaction costs are expensed).

Subsequent measurement financial assets

Financial assets can be categorized into the following categories:

•	Fair value through profit and loss

•	Loans and receivables

•	Held to maturity

•	Available for sale

•	Derivatives designated as hedging instruments in an effective hedge

The Company determines the classification of its financial assets at initial recognition.

The subsequent measurement of financial assets depends on their classification as follows:

Fair value through profit and loss (“FVTPL”)

Financial assets at fair value through profit and loss are in principle acquired for the purpose of selling in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in the income statement.

The reclassification to loans and receivables, available-for-sale or held to maturity depends on the nature of the asset. This evaluation does not affect any financial assets designated at fair value through profit or loss using the fair value option at designation; these instruments cannot be reclassified after initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables with maturity longer than one year are subsequently measured at amortized costs using the effective interest rate (“EIR”) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The amortization based on EIR is included in the income statement. After initial measurement, receivables with maturity shorter than one year are subsequently measured at historical costs less allowance for uncollectible amounts.

Held-to-maturity

Non-derivative financial assets quoted in an active market with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold it to maturity.

After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in the income statement.

Available for sale

The available for sale classification contains non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity or FVTPL.

After initial measurement, available for sale financial assets are subsequently measured at fair value with unrealized gains and losses recognized in other comprehensive income in the available for sale reserve. When the asset is derecognized, the cumulative gain or loss is recognized in other operating income. When the asset is determined to be impaired, the cumulative loss is reclassified to the income statement and removed from the available for sale reserve.

Derecognition of financial assets

A financial asset is derecognized when:

a)	the contractual rights to the cash flows from the financial asset have expired; or

b)	the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either

(a)	the Group has transferred substantially all the risks and rewards of the asset, or

(b)	the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Modification or exchanges of debt commitments

An exchange between an existing borrower and lender of debt instruments is accounted for as an extinguishment of the original financial liability or asset and the recognition of a new financial liability or assets if the terms of the instruments are substantially different. ‘Substantially different’ has been met if the net present value of the cash flows under the new terms (including any fees paid net of any fees received) discounted at the original effective interest rate is at least 10% different from the discounted present value of the remaining cash flows of the original debt instrument.

Impairment of financial assets

A financial asset or a group of financial assets is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of a past event that occurred subsequent to the initial recognition of the asset.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of assets may be impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. ‘Significant’ is evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost.

For the purpose of collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (for example, on the basis of a credit risk evaluation or grading process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors).

For assets carried at amortized cost, the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows at the original EIR (excluding future expected credit losses that have not yet been incurred). For assets classified as available-for-sale, the impairment loss is the difference between the carrying value of the asset and its fair value.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. Financial assets together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Company.

Subsequent measurement of financial liabilities

Financial liabilities are classified as those at fair value through profit or loss (including trading liabilities), derivatives designated as hedging instruments and other (i.e. accounts payable, notes payable). Financial liabilities are classified as held for trading if they are acquired for the purpose of repurchase in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as effective hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Trading liabilities (including derivatives when they have negative fair values) are measured at fair value. The changes in fair value are included in the net profit or loss for the period. All other (non-trading) financial liabilities are carried at amortized cost (i.e. loan payables).

Derecognition of financial liabilities

The Company removes a financial liability (or a part of a financial liability) from its statement of financial position when it is extinguished, i.e. when the obligation specified in the contract is discharged, cancelled or expires.

Offsetting of financial instruments

A financial asset or liability is only offset when the Company:

1	has a current enforceable legal right to offset the recognized amounts; and

2	intends either to settle on a net basis or to realize the asset and sell the liability simultaneously.

Fair value of financial instruments

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The best evidence of fair value is quoted prices in an active market. If the market for a financial instrument is not active, the fair value could be determined by using an appropriate valuation technique, such as recent arm’s length market transactions between knowledgeable, willing parties, of another instrument that is substantially the same. Other valuation techniques could be the discounted cash flow analysis and option pricing models.

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3:	techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data

Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company uses derivative instruments such as forwards, interest rate swaps and forward rate agreements, futures, options and others. Such derivative instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

When a contract is entered into the instrument is initially recognized at fair value, with subsequent changes in fair value being recognized as a financial component of income. Where hedge relationship is identified and derivative financial instruments are designated as hedge, subsequent changes in fair value are accounted for in accordance with the following specific criteria. The relationship between each derivative qualifying as a hedging instrument and the hedged item is documented to include the risk management objective, the strategy for covering the hedge and the means by which the hedging instrument’s effectiveness will be assessed. An assessment of the effectiveness of each hedge is made when each derivative financial instrument becomes active and throughout the hedge term.

When the hedge refers to changes in the fair value of a recognized asset or liability, the changes in the fair value of the hedging instrument and those of the hedged item are both recognized in profit or loss. If the hedge is not fully effective the non-effective portion is treated as finance income or expense for the year in the income statement. The Company designated certain interest-rate swaps to qualify as a fair value hedge of certain financial liabilities.

For a cash flow hedge, the fair value changes of the derivative are subsequently recognized, limited to the effective portion, in a specific equity reserve (the “cash flow hedge reserve”). A hedge is normally considered highly effective if from the beginning and throughout its life the changes in the expected cash flows for the hedged item are substantially offset by the changes in the fair value of the hedging instrument. When the economic effects deriving from the hedged item are realized, the reserve is reclassified to the income statement together with the economic effects of the hedged item. Whenever the hedge is not highly effective, the non-effective portion of the change in fair value of the hedging instrument is immediately recognized as a financial component of the profit or loss for the year. The Company designated cash flow hedges with respect to certain obligations denominated in USD for the entities which functional currency is EUR and with respect to floating rate debt which was swapped to fixed rate. These obligations are translated at the year-end exchange rate and any resulting exchange gains and losses are offset in the income statement against the change in the fair value of the hedging instrument.

When hedged forecast cash flows are no longer considered highly probable during the term of a derivative, the portion of the “cash flow hedge reserve” relating to that instrument is reclassified as a financial component of the profit or loss for the year. If instead the derivative is sold or no longer qualifies as an effective hedging instrument, the “cash flow hedge reserve” recognized to date remains as a component of equity and is reclassified to profit or loss for the year in accordance with the criteria of classification described above when the originally hedged transaction affects profit or loss.

Inventories

Inventories are valued at the lower of cost and net realizable value. The costs of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories are expensed by applying the weighted-average cost method.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost of making the sale.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at the banks and on hand and highly liquid investments with a maturity of less than 90 days.

Convertible preference shares (“CPS”)

Both a liability and an equity component are recorded for CPS. The value of the liability is equal to the present value of the redemption amount which represents the value of USD 0.001 per share. The equity value is the residual amount after deducting the debt value from the fair value of the entire instrument.

Treasury shares

Treasury shares are shares which have been issued by the Company and subsequently reacquired directly by the Company or through consolidated subsidiaries. No loss or gains are recognized in the income statement as a result of the purchase. The consideration paid or received is deducted from equity and is shown as a separate item in the consolidated statement of changes in equity.

Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are discounted to their present value if the effect of the time value of money is material. In order to calculate the present value, a pre-tax risk free rate that reflects current market assessments of the time value of money and the risks specific to the liability is used.

In some cases, a part or all of the expenditure required to settle a provision is expected to be reimbursed by another party. The reimbursement is recognized only if it is virtually certain that the reimbursement will be received when the obligation is settled. The reimbursement is treated as a separate asset.

Contingent liabilities and assets are not recognized on the statement of financial position.

Provision for decommissioning

Decommissioning liabilities are measured at the best estimate of the costs required to settle the obligation. Decommissioning liabilities are discounted using a pre-tax interest rate that reflects current market assessments of the time value of money and the risk specific to the liability. According to IFRIC 1, decommissioning liabilities can be remeasured due to revisions of the amounts or timing of the original cash flows and due to changes in the current market based discount rates. Such changes are added to or deducted from the related asset, with any reductions in excess of the carrying amount of the asset recognized as a gain in the current period.

Legal provisions

A provision has been recognized for uncertainties related to legal claims based on managements’ best estimate of the expenditure required to settle the present obligation at the balance sheet date using the weighted average probability of cash outflows.

Pensions and other post employment benefits

The Company has defined contribution and defined benefits plans.

VimpelCom contributes to the state pension funds in various countries on behalf of its employees. The contributions are expensed as incurred (when the employee’s service is rendered).

For defined benefit plans, since benefits are determinable only after the termination of employment, costs are recognized in profit or loss based on actuarial calculations. Defined benefit plans, which include the Italian post-employment benefits which are due in accordance with the provisions of article 2120 of the Italian Civil Code and which are accrued up to December 31, 2006, are based on an employee’s working life and the remuneration received during service. The related liability is projected forward to calculate the probable amount payable at the termination date and is then discounted using the Projected Unit Credit Method, to take account of the passage of time before the actual payment of the benefit. The measurement of the liability recognized in the statement of financial position is carried out by third party actuaries, based on actuarial assumptions which relate mainly to: the discount rate, which must reflect market yields on the high quality corporate bonds having a term consistent with the expected term of the obligation, increases in salaries and employee turnover.

At each reporting date, actuarial gains and losses, defined as the difference between the carrying amount of the liability and the present value of the Group’s obligation at year end, which arise from changes in the actuarial assumptions referred to above, are recognized using the “corridor approach”, meaning only when the gains or losses exceed 10% of the present value of the Group’s obligation at the previous reporting date. Any amount in excess of 10% is charged against future income over a period in line with the average remaining working life of employees, starting with the first period subsequent to recognition.

Share-based payments

Certain of the Group’s employees are entitled to equity-settled share-based payments. These payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. The income statement expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

VimpelCom uses the Black-Scholes model for determining the fair value at the grant date.

The Company also has share-based compensation in the form of cash settled stock appreciation rights (“SARs”) and Phantom plans which it offers a selected group of directors and senior management. The cost of these instruments are recorded as liabilities on the basis that there is a put feature that enables the participant to sell the shares back to VimpelCom for a cash payment. The cost of these share plans is remeasured based on fair value of the instruments on each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity-based compensation. Any changes in fair value at the date of settlement are recognized in the income statement.

In situations where equity instruments are used and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received (or to be received) are measured as the difference between the fair value of the share-based payment transaction and the fair value of any identifiable goods or services at the grant date.

Consolidated statement of cash flows

The Company presents cash flows from operating activities using the indirect method. Interest paid and received are recorded in the net cash flows from operating activities. Cash flows from derivative instruments are reported in the section in the statement of cash flows where the underlying cash flows are recorded.

4 First time adoption of IFRS

The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by VimpelCom. The first consolidated financial statements of the Company prepared in accordance with IFRS were for the year ended December 31, 2010, filed in accordance with the Dutch Civil Law. Disclosed below is a reconciliation from US GAAP to IFRS as at 31 December 2010 and 2009 as well as the elections taken by the Company in its adoption of IFRS.

In preparing these consolidated financial statements, the Company’s opening statement of financial position was prepared as at 1 January 2009, the date of transition to IFRS.

IFRS has been applied retrospectively, except for certain optional and mandatory exemptions from full retrospective application, as provided for by IFRS 1 (Revised 2009) First-Time Adoption of International Financial Reporting Standards, as detailed below.

Business combinations

The Company has elected to apply IFRS 3 (Revised) Business Combinations (“IFRS 3”) retrospectively starting from 26 June 2008. As a result, IFRS 3 is applied to all subsequent business combinations. Accordingly, IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) is applied from 26 June 2008 onwards. Business combinations that occurred prior to 26 June 2008 have not been converted to IFRS.

Upon adoption of IFRS, transaction costs that were capitalized are recorded to equity. Under IFRS the Company has a policy choice to recognize the net assets of the non-controlling interest at fair value or at the proportionate share in the recognized amounts of the acquiree’s identifiable net assets, whereas under US GAAP these were measured at historical cost.

Concurrently with the election to apply IFRS 3, the Company also applies IAS 27 as of the same date. Therefore an increase in the Company’s ownership interest that does not result in a loss of control is accounted for as an equity transaction as of that date, whereas under US GAAP increases in the Company’s ownership interest were accounted for applying acquisition accounting.

Had the Company not elected to apply IFRS 3 and IAS 27 to prior business combinations occurred before the date of transition to IFRS, there would be no adjustments related to such transactions as compared to US GAAP.

Derivative instruments over noncontrolling interests and interests in associates

In accordance with IAS 39 Financial instruments derivative instruments over non-controlling interests in subsidiaries or interests in associates qualify under the definition of financial instruments and are measured at their fair value, whereas they may not qualify as derivative instruments under US GAAP. There is no IFRS 1 exemptions for the Company in this respect.

Cumulative translation differences

Under IAS 21 The Effects of Changes in Foreign Exchange Rates differences from the translation of financial statements prepared in a currency other than the presentation currency of the parent must be recognized as a separate component of equity. In line with the principle of retrospective application of IFRS, these differences would be required to be determined retrospectively. According to the exemption in IFRS 1, cumulative translation differences may be deemed to be zero at the date of transition. In the case of subsequent disposal of the entity concerned, only translation differences that arose after the date of transition to IFRS are recognized in profit or loss. VimpelCom has applied this exemption.

Had the Company not opted for reseting the accumulated translation difference, our equity would be different which may result in a different net result from the disposal of a subsidiary or associate entity where functional currency is different from USD.

Borrowing costs

The Company has applied the transitional provisions in IAS 23 Borrowing costs and capitalizes borrowing costs on qualifying assets as of 1 January 2009, and where the construction was commenced as of and after the date of transition 1 January 2009. Borrowing costs capitalized under US GAAP prior to 1 January 2009 have not been adjusted.

Had the Company not opted for applying this exemption, we may have had different balances related to captialized interest in the balance of P&E and intangible.

Provisions

The Company has elected to use the IFRS 1 exemption relating to recognition of historical changes in the measurement of decommissioning liabilities and therefore measures the decommissioning liabilities in accordance with IAS 37 as at 1 January 2009.

Had the Company not elected to use this exemption, then the carrying amounts of the related assets may have been different.

Leases

The Company opted to use the IFRS 1 exemption relating to not re-evaluating the determination of lease arrangements because VimpelCom had made the same determination of whether an arrangement contains a lease in accordance with US GAAP.

Had the Company not elected to use this exemption, we may have had to change the balance of lease obligations and assets obtained under such agreements in the situation that the conclusion of lease classification was different under IFRS.

Estimates

The estimates at 1 January 2009, 31 December 2009 and 31 December 2010 are consistent with those made for the same dates in accordance with US GAAP (after adjustments to reflect any differences in accounting policies).

Reclassifications

The Company changed the presentation of certain items in the consolidated statement of financial position and consolidated income statement as compared to the presentation used under US GAAP.

The most significant reclassifications related to the presentation of:

•

software including annual updates which is an integral part of telecommunication equipment in property and equipment instead of a separate item in the statement of financial position and prepayments with respect to annual updates of software which were included in other current assets;

•	other software and frequency permissions as part of intangible assets instead of a separate line item for software and other non-current assets for frequency permissions;

•	fees associated with borrowings as part of financial liabilities instead of other non-current assets;

•	amounts payable and receivable in connection with income taxes as separate items instead being part of taxes payable and other current assets;

•	loans and interest receivable and payable as financial assets and liabilities respectively;

•	provisions in a separate line item;

•	accruals for litigation and provisions for bad debts classified as selling, general and administrative expenses;

•

deferred taxes which under US GAAP were classified as current or non-current depending on the classification of the items which give rise to a temporary difference and are not allowed to be netted whilst IFRS allows net presentation of a tax position within one jurisdiction; under IFRS deferred taxes are only presented as ‘non-current’.

Group reconciliation of equity as at 31 December 2009

	Note	Equity attributable to equity owners of the parents	Non-controlling interests	Total equity
As reported under US GAAP		4,507	2	4,509

Limnotex acquisition	1	(333)	4	(329)
Limnotex options	1	(89)	—	(89)
Menacrest consolidation	2	21	32	53
Other options	3	12	—	12
Investments in associates	4	38	—	38
Other adjustments		8	—	8

As reported under IFRS		4,164	38	4,202

Group reconciliation of equity as at 31 December 2010

	Note	Equity attributable to equity owners of the parents	Non-controlling interests	Total equity
As reported under US GAAP		10,671	142	10,813

Limnotex acquisition	1	(324)	8	(316)
Limnotex options	1	(164)	—	(164)
Menacrest consolidation	2	74	(159)	(85)
Other options	3	50	—	50
Investments in associates	4	75	—	75
Income tax uncertainties	5	32	—	32
Other adjustments		7	—	7

As reported under IFRS		10,421	(9)	10,412

Group reconciliation of total comprehensive income for the year ended 31 December 2009

	Note	Profit for the year	Other comprehensive income	Total comprehensive income	Attributable to non-controlling interest	Attributable to the owners of the parent
As reported under US GAAP		1,117	(378)	739	6	733

Limnotex acquisition	1	16	75	91	4	87
Menacrest consolidation	2	(3)	(73)	(76)	19	(95)
Other options	3	(11)	—	(11)	—	(11)
Investments in associates	4	38	—	38	—	38
Other adjustments		15	—	15	(1)	16

As reported under IFRS		1,172	(376)	796	28	768

Group reconciliation of total comprehensive income for the year ended 31 December 2010

	Note	Profit for the year	Other comprehensive income	Total comprehensive income	Non-controlling interest	Attributable to the owners of the parent
As reported under US GAAP		1,721	(88)	1,633	21	1,612

Limnotex acquisition	1	14	(2)	12	4	8
Menacrest consolidation	2	30	(1)	29	33	(4)
Other options	3	38	—	38	—	38
Investments in associates	4	36	—	36	—	36
Income tax uncertainties	5	32	—	32	—	32
Other adjustments		2	—	2	(1)	3

As reported under IFRS		1,873	(91)	1,782	57	1,725

Material adjustments to the statement of cash flows

The consolidated statement of cash flows have been adjusted to reflect purchases of annual updates of software which are an integral part of telecommunication equipment as investing activity.

The consolidation of Menacrest for IFRS purposes resulted in an increase of net cash flows from operating activities of USD 60, an increase in net cash used in investing activities of USD 60 and dividends paid to noncontrolling interest of USD 17 for the year ended 31 December 2009. No other impact adjustments were recorded for the year ended 31 December 2010.

Notes to the reconciliation of equity as at 31 December 2009 and 31 December 2010 and profit for the years ended 31 December 2009 and 31 December 2010.

Note 1 – Limnotex acquisition and Limnotex options

The Company elected to restate business combinations starting from the acquisition of LLC Komtel in June 2008 and to apply IAS 27 as of that date. In accordance with IFRS a change in ownership interest without loss of control leads to the carrying amounts of the controlling and non-controlling interest being adjusted to reflect the changes in their relative interest in the subsidiary. The difference between the fair value of the consideration paid and the amount by which the non-controlling interest is adjusted is recognized in equity, while US GAAP effective in 2008 required purchase accounting.

On July 1, 2008 VimpelCom acquired 25% of Limnotex in addition to existing controlling stake of 50% plus one share. In addition VimpelCom entered into a put and call option agreement over the remaining 25% shares. The agreement was recognized as a redeemable noncontrolling interest under US GAAP. Under IFRS the put option granted to the non-controlling interest gives rise to a financial liability. As the Company concluded that they do not have present access to the benefits of all the shares held by the non-controlling shareholders, changes in the carrying amount of the financial liability (Note 16) are recognized in equity.

For the year ended 31 December 2009 the amortization expense decreased by USD 18 and deferred tax decreased by USD 15. Net profit of USD 1 was attributable to non-controlling interest and USD 2 to the owners of the parent.

For the year end 31 December 2010 the amortization expense decreased by USD 18 with a corresponding deferred tax decrease of USD 4. Net profit of USD 4 was attributable to non-controlling interest and USD 11 to the owners of the parent.

Note 2 – Menacrest consolidation

In comparison to US GAAP effective in 2009 the definition of control differs under IAS 27. As a result Menacrest Limited (“Menacrest”) and its subsidiaries Aridus and Sky Mobile are included as subsidiaries in the consolidated financial statements in accordance with IFRS that were not included in the consolidated financial statements in accordance with US GAAP. In addition the Company received two call options to acquire up to 100% of interest in Menacrest which were not recognized under US GAAP but qualify as derivatives under IFRS. As part of the Menacrest acquisition VimpelCom granted Crowell Investments Limited (“Crowell”), the owner of Menacrest, a loan of USD 350 on 13 February 2008 (the “Original Crowell Loan Agreement”) and subsequently re-negotiated its terms by decreasing the interest rate and increasing the maturity of the loan (the “Revised Crowell Loan Agreement”) which resulted in required de-recognition of the original loan and recognition of the new one.

The original terms were bearing interest rate of 10% and the loan was secured by 25% of the shares of Limnotex Developments Limited (“Limnotex”). The revised terms were bearing fixed annual amount and the security was amended to 100% of Menacrest, which owned 100% of the share capital of Sky Mobile, a mobile operator in Kyrgyzstan, holding GSM and 3G licenses to operate over the entire territory of Kyrgyzstan.

Crowell granted the Company two call options (the “Call Option Agreement”) over the issued share capital of Menacrest.

On 29 May 2009, VimpelCom agreed to amend the Revised Crowell Loan Agreement in that the term of the loan facility was extended until 11 February 2014 and interest rate has been changed to be a fixed amount per annum starting from the effective date of the amendment. Also, the security interest granted by Crowell to VimpelCom over 25% of the shares of Limnotex was replaced by a security interest over 100% of the shares of Menacrest.

As a result of the Call Option Agreement, control is deemed to have been established over Menacrest, and Sky Mobile as its subsidiary, on the basis that the call options were exercisable at the date of acquisition in February 2008. Since that date precedes June 2008, after which the business combinations have been converted under IFRS 3R, in accordance with IFRS1. C4j, the financial statements of VimpelCom as of 1 January 2009 have been adjusted to include the original Sky Mobile carrying values as of 28 March 2008 (the date at which Menacrest acquired Sky Mobile) plus the subsequent movements to 1 January 2009. At transition date, the Company had present access to the benefits of 50.1% of the non controlling interest. Since the call option over Menacrest was in the money and likely to be exercised a liability has been recognized of USD 330. VimpelCom has elected to measure the non-controlling interest in the acquiree at the proportionate share of net assets of Menacrest. The difference between the carrying values of the assets and liabilities of Sky Mobile, the non-controlling interest of Menacrest and the liability recognized has been recognized as goodwill.

The values of the consolidated assets and liabilities of Menacrest and Sky Mobile as of 1 January 2009 in accordance with IFRS 1 were as follows:

As of 1 January 2009

Assets
Cash and cash equivalents	20
Other current non-financial assets	12
Property and equipment (6 years weighted average remaining useful life)	96
Intangible assets	37
Other non-current non-financial assets	5

170

Liabilities
Current non-financial liabilities	56
Non-current non-financial liabilities	57

113

Total identifiable net assets acquired	57

Non-controlling interest	28
Goodwill arising on acquisition	301
Purchase consideration transferred	330

The recognized goodwill is expected to be realized from the potential of the Kyrgyzstan telecommunication market development.

Before June 2009, 49.9% of equity over Menacrest was classified as non-controlling interest, after that date, when the Company had lost the present access to the benefits of interest ownership of Menacrest, – 100% of equity over Menacrest was classified as non-controlling interest.

On October 20, 2010, the Company exercised the first call option to acquire 50.1% of the issued share capital of Menacrest. The remaining 49.9% of Menacrest is owned by Crowell. On the same date the pledge over 100% of Menacrest shares was released by the Company.

The consideration for the 50.1% share capital of Menacrest in the amount of USD 150 has been set off against part of the debt of Crowell to the Company under the Crowell Loan Agreement (Note 17). As Menacrest was already consolidated at the time the first call option was exercised, the transaction was accounted for as a repayment of liability instead of as an equity transaction under US GAAP.

Note 3 – Other options

In accordance with IFRS derivative instruments over non-controlling interests in subsidiaries or interests in associates qualify under the definition of financial instruments and are measured at their fair value.

VimpelCom purchased call and put options over the non-controlling interest in its subsidiaries (Tacom, Mobitel, Dicom) and associates (Euroset and M.I.P.R.). The table below represents the fair value of the options.

	31 December 2010	31 December 2009	1 January 2009
Financial assets
Tacom	1	3	4
Mobitel	4	7	—
M.I.P.R.	—	—	22

Financial liabilities
Euroset	—	43	48
Dicom	4	3	3

The change in fair value was recognized in income statement of the respective period.

Note 4 – Investments in associates

This adjustment is the proportionate impact of applying IFRS to the financial statements of associates.

Note 5 – Income tax uncertainties

Under US GAAP uncertainties in income taxes were recognized as of the reporting dates and were not revised as of the transition date. However for the year ended 31 December 2010 the tax provisions have been reassessed under IAS 10 Events after the reporting period that require adjustment in the respective year.

5 Significant accounting judgements, estimates and assumptions

The preparation of these consolidated financial statements required management to apply accounting policies and methodologies based on complex, subjective judgments, estimates based on past experience and assumptions determined from time to time to be reasonable and realistic based on the related circumstances. The use of these estimates and assumptions affects the amounts reported in the statement of financial position and the income statement as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.

Certain accounting principles require a higher degree of subjective judgment in making estimates and judgements and for which changes in the underlying conditions could significantly affect the consolidated financial statements are briefly described below.

Accounting judgements

Consolidation of GTEL-Mobile

In 2011 we made certain changes in the joint-venture agreement on our investment in Vietnam with the government and the Charter of GTEL-Mobile. The definition of control under IAS 27 provides with the basic guidance whether the company can actually direct activities of the entity which is considered a judgemental area. Based on these agreed changes, the Company made a significant judgement that it obtained control over activities of GTEL-Mobile since it has a right to appoint the General Director being the major governing body of GTEL-Mobile for day-to-day operations. Also the Company has a right to unilaterally approve certain decisions in the Board of Directors of the GTEL-Mobile which were considered the most significant in managing the operations of GTEL-Mobile. As a result the Company has determined that it should consolidate GTEL-Mobile effective April 26, 2011. The consolidation of GTEL-Mobile impacted the financial statements as a joint venture previously accounted for as an equity investment became a subsidiary.

Accounting for investment in Globalive Investment Holding (“GIHC”)

As part of the Wind Telecom acquisition (Note 7), VimpelCom acquired OTH’s investment in GIHC which is the 100% parent company of Globalive Wireless Management Corporation (“GWMC”), a telecommunications operator in Canada. The two main shareholders of GIHC are OTH and AAL Holdings Corporation (“AAL”). OTH owns 32% of voting equity but 65% of total equity of GIHC whereas AAL owns 67% of voting equity and 34% of total equity of GIHC. VimpelCom has performed an analysis under IAS 27 and SIC 12 Consolidation – Special Purpose Entities and the definition of control under IAS 27 provides with the basic guidance whether the company can actually direct activities of the entity which is considered a judgemental area. As a result of the analysis we made a significant judgement that we do not have an ability to control the activities of GWMC’s since the GWMC Board of Directors makes all significant decisions and VimpelCom does not control the actions of the Board of Directors whereas the Board of Directors is the main governing body to decide on day-to-day and strategic operational decisions of GWMC. As such VimpelCom does not consolidate GWMC.

Critical accounting estimates

A critical accounting estimate is one which is both important to the presentation of the Group’s financial position and results and requires management’s most difficult, subjective or complex judgements, often as a result of the need to make important estimates based on assumptions about the outcome of matters that are inherently uncertain. Management evaluates such estimates on an ongoing basis, based upon historical results and experience, consultations with experts, trends and other methods which management considers reasonable under the circumstances, as well as forecasts as to how these might change in the future.

Revenue Recognition

The Group’s revenues primarily consist of revenues from sale of services and periodic subscriptions. The Group offers subscribers, via multiple element arrangements or otherwise, a number of different services with different price plans, and provides discounts of various types and forms, often in connection with different campaigns, over the contractual or average customer relationship period. The Group also sells wholesale products to other operators and vendors in different countries and across borders. Management has to make estimates related to revenue recognition, relying to some extent, on information from other operators on values of services delivered. Management also makes estimates of the final outcome in instances where the other parties dispute the amounts charged. Furthermore, management has to estimate the average customer relationship for revenue that is initially recognised as deferred revenue in the statement of financial position and recognised in the income statement over a future period, e.g. connection fee. Management also applies judgement in evaluating gross or net presentation of revenue and associated fees. In this case, among others, the main factor is whether the company considered as the primor obligor in the transactions.

Business combinations

We have entered into certain acquisitions in the past and may make additional acquisitions in the future. For the larger acquisitions, third-party valuation experts are engaged to assist in determining and allocating the fair values of the assets acquired and liabilities assumed. Our financial statements are impacted by the manner in which we allocate the purchase price in a business combination, as assets that are considered to be subject to depreciation will reduce future operating results, whereas goodwill and certain other intangible assets are of a non- amortizing nature, therefore there is no income statement impact. As part of our purchase price allocation, it is necessary to determine the purchase price paid, which includes the fair value of securities issued and any contingent consideration.

After the purchase price is established, we have to allocate that to the underlying assets acquired and liabilities assumed, therefore assets and liabilities that are not originally reflected in the acquired entity need to be assessed and valued. This process requires significant judgment on our part as to what those assets and liabilities are and how they should be valued. Significant acquired intangible assets that have been recognised by the Group in connection with business combinations include customer bases, customer contracts, brands, licenses, service concession rights, roaming agreements and software. The significant tangible assets primarily include networks. The valuation of the individual assets, in particular intangible assets related to assets such as customer intangibles, brands, etc., require us to make significant assumptions, including, among others, the expected future cash flows, the appropriate interest rate to value those cash flows and expected future customer churn rates. All of these factors, which are generally developed in conjunction with the guidance and input of professional valuation specialists, require judgment and estimates. A change in any of these estimates or judgments could change the amount of the purchase price to be allocated to the particular asset or liability. The resulting change in the purchase price allocation to a non-goodwill asset or liability has a direct impact on the residual amount of the purchase price that cannot be allocated, referred to as “goodwill.” See below Note 7 for further information about significant business combinations.

Impairment of long-lived assets

The Group has made significant investments in property and equipment, intangible assets, goodwill and other investments.

Goodwill and other intangible assets with indefinite useful life and intangible assets not yet brought into use are tested for impairment annually or more often if indicators of impairment exist, whereas other assets are tested for impairment when circumstances indicate there may be a potential impairment. Factors that indicate impairment which trigger impairment testing include, but are not limited to the following: significant fall in market values; significant underperformance relative to historical or projected future operating results; significant changes in the use of the assets or the strategy for the overall business, including assets that are decided to be phased out or replaced and assets that are damaged or taken out of use; significant negative industry or economic trends; significant loss of market share; significant unfavourable regulatory decisions and significant cost overruns in the development of assets.

Estimating recoverable amounts of assets and companies must in part be based on management’s evaluations, including determining appropriate cash-generating units, determining the discount rate, estimates of future performance, revenue generating capacity of the assets and assumptions of the future market conditions.

A significant part of the Group’s operations is in countries with emerging markets. The political and economic situation in these countries may change rapidly and global financial turmoil and recession will potentially have a significant impact on these countries. During the financial crisis in 2008-2009 there were strong indications of increased country risk in the most exposed markets, which was reflected in the discount rates. Moreover recessionary effects and debt crisis in Europe in 2011 as well as increased macroeconomic risks impacted our assessment of cash flow forecasts and the discount rates applied. Changes in circumstances and in management’s evaluations and assumptions may give rise to impairment losses in the relevant periods.

There are significant variations between different markets with respect to growth, mobile penetration, ARPU, market share and similar parameters, resulting in differences in earnings before interest, tax, depreciation and amortization (“EBITDA”) margins. The future developments of EBITDA margins are important in the Group’s impairment assessments, and the long-term estimates of EBITDA margins are highly uncertain. In particular, this is the case for emerging markets that are still not in a mature phase.

See below Note 15 for further information about goodwill and other long-lived assets impairment test.

Depreciation and amortization of non-current assets

Depreciation and amortization expenses are based on management estimates of residual value, amortization method and the useful life of property and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. Technological developments are difficult to predict and our views on the trends and pace of development may change over time. Some of the assets and technologies, in which the Group invested several years ago, are still in use and provide the basis for the new technologies. Critical estimates in the evaluations of useful lives for intangible assets include, but are not limited to, estimated average customer relationship based on churn, remaining license or concession period and expected developments in technology and markets. The useful lives of property and equipment and intangible assets are reviewed at least annually taking into consideration the factors mentioned above and all other important relevant factors. Estimated useful lives for similar types of assets may vary between different entities in the Group due to local factors such as growth rate, maturity of the market, history and expectations for replacements or transfer of assets, climate and quality of components used. The actual economic lives of intangible assets may be different than our estimated useful lives, thereby resulting in a different carrying value of our intangible assets with finite lives. We continue to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. A change in estimated useful lives is a change in accounting estimate, and depreciation and amortization charges are adjusted for prospectively.

Deferred tax assets and uncertain tax positions

Deferred tax assets are recognised to the extent that it is probable that the assets will be realised. Significant judgement is required to determine the amount that can be recognised and depends foremost on the expected timing, level of taxable profits as well as tax planning strategies and the existence of taxable temporary differences. The judgements relate primarily to losses carried forward in some of the Group’s foreign operations. When an entity has a history of recent losses the deferred tax asset arising from unused tax losses is recognised only to the extent that there is convincing evidence that sufficient future taxable profit will be generated. Estimated future taxable profit is not considered such evidence unless that entity has demonstrated the ability by generating significant taxable profit for this year or there are certain other events providing sufficient evidence of future taxable profit. New transactions and the introduction of new tax rules may also affect the judgements due to uncertainty concerning the interpretation of the rules and any transitional rules. Provisions for uncertain tax positions are recognized when it is probable that a tax position will not be sustained and the amount is reliably measurable. The expected resolution of uncertain tax positions is based upon managements’ judgement of the likelihood of sustaining a position taken through tax audits, tax courts and/or arbitration, if necessary. Circumstances and interpretations of the amount or likelihood may change through the settlement process. See below Note 11 for further information about income tax position and Note 23 about uncertainty in tax positions.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Provisions

The Group is subject to various legal proceedings, disputes and claims including regulatory discussions related to the Group’s business, licenses, tax positions, investments etc., the outcomes of which are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount to be accrued for any matter or accrue for a matter that has not been previously accrued because it was not considered probable or a reasonable estimate could not be made.

Through the operations in many emerging markets, the Group is involved in legal proceedings, including regulatory discussions. Accordingly, management’s estimates relating to legal proceedings and regulatory issues in these countries involve a relatively higher level of uncertainty.

6 New accounting pronouncements not yet adopted

Phase I of IFRS 9 Financial Instruments was issued in November 2009 and is effective for annual periods beginning on or after 1 January 2015. The standard introduces changes to the classification and measurement of financial assets and the requirements relating to financial liabilities in relation to the presentation of changes in fair value due to credit risks and the removal of an exemption from measuring certain derivative liabilities at fair value. The Company is currently assessing the impact of the standard on its results, financial position and cash flows.

The Company has also not adopted the following pronouncements, all of which were issued by the IASB on 12 May 2011 and which are effective for annual periods beginning on or after 1 January 2013. The Company has not completed its assessment of the impact of these pronouncements on the consolidated results, financial position or cash flows of the Group.

•

IFRS 10 Consolidated Financial Statements, which replaces parts of IAS 27, and all of SIC-12, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The remainder of IAS 27 Separate Financial Statements, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in the Group’s consolidated financial statements.

•

IFRS 11 Joint Arrangements, which replaces IAS 31 Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers, requires a single method, known as the equity method, to account for interests in jointly controlled entities which is consistent with the accounting treatment currently applied to investments in associates. The proportionate consolidation method currently applied to the Group’s interests in joint ventures is prohibited.

•

IAS 28, Investments in Associates and Joint Ventures, was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investment in associates, it now sets out the requirements for the application of the equity method when accounting for joint ventures. The application of the equity method has not changed as a result of this amendment.

•

IFRS 12 Disclosure of Interest in Other Entities, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11.

•

IFRS 13 Fair Value Measurement provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS, including a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS.

7 Business combinations and other significant transactions

Acquisitions in 2011

Wind Telecom acquisition

On 15 April 2011, VimpelCom successfully completed the acquisition of 100% shares of Wind Telecom (the “Transaction”). As a result of the Transaction, VimpelCom owns, through Wind Telecom, 51.9% of Orascom Telecom and 100% of Wind Italy.

On 3 May 2011, the Company and Weather II completed the spin-off of certain assets from Wind Italy. As part of the Transaction VimpelCom agreed to execute a legal demerger at the OTH level and created a new entity (“OTMT”) to hold the spin-off assets. OTMT was demerger from OTH in the end of 2011 to fulfill its obligation to transfer the OTMT assets. The main demerged assets are: Mobinil and ECMS, telephone service providers in Egypt, Orascom Telecom Ventures (including Orascom Telecom Lebanon), Koryolink, mobile service provider in North Korea, Menacable and Trans World Associates, fixed-line operators around the Mediterranean Sea. In the event that the OTMT spin-off had not taken place, the Company would have been obliged to pay up to USD 770 in contingent consideration which was equal to the fair value on the date of acquisition and respective assets are classified as held for sale. On 16 February 2012 VimpelCom fulfilled its obligation to transfer the remaining spin-off assets to Weather II by transferring its interests in OTMT to Weather II.

Under the Share Sale and Exchange Agreement with Weather II, which governed the Transaction, Weather II and VimpelCom indemnify each other for a number of items, including Weather’s indemnification of VimpelCom against certain fines and penalties from the Italian Tax Authorities (Note 28). The indemnification asset recognized in this respect was USD 51.

The acquisition of Wind Telecom by VimpelCom Ltd. is accounted for as a business combination under the “acquisition method,” as defined by IFRS 3. The acquisition method requires the consideration transferred to be based on the fair value on the acquisition date. The consideration transferred was USD 7,253, which was calculated based on the market value of VimpelCom shares on 15 April, 2011 (USD 14.55 per share), fair value of convertible preferred shares based on a recent transaction among market participants, the fair value of the spin-off assets and cash.

	Number of shares	Quoted bid price on 15 April, 2011	Fair value on 15 April 2011	Total
Equity consideration:
Shares transferred:
VimpelCom common shares	325,639,827	14.55		4,738
VimpelCom convertible preferred shares	305,000,000		0.82	250

Equity consideration transferred	630,639,827			4,988

Cash consideration:
Cash payment at closing				1,495

Cash consideration transferred				1,495

Other consideration:
Contingent consideration for Orascom Telecom spin-off assets				770

Other consideration transferred				770

Total consideration transferred				7,253

The fair values of acquired identifiable assets and liabilities as well as non-controlling interest of Wind as of 15 April 2011, were as follows:

15 April 2011
Cash and cash equivalents	1,197
Trade accounts receivable (gross amount of 2,758, net of allowance of 693)	2,065
Other current assets	1,701

Total current assets acquired	4,963

Property and equipment (with the average remaining useful life of 8.9 years)	7,248
Telecommunications licenses (with the average remaining useful life of 16.2 years)	3,129
Goodwill	10,878
Customer relationships (with the average remaining useful life of 7.7 years)	3,750
Brandnames and trademarks (with the average remaining useful life of 18.4 years)	2,059
Other intangible assets	1,133
Deferred income taxes	1,123
Other assets	1,432

Total non-current assets acquired	30,752

Assets held for sale	1,810

Total assets acquired	37,525

Accounts payable	3,059
Short-term debt	1,408
Other accrued liabilities	2,125

Total current liabilities assumed	6,592

Deferred income taxes	2,162
Long-term debt	18,581
Other non-current liabilities	794

Total non-current liabilities assumed	21,537

Liabilities associated to assets held for sale	264

Non-controlling interest	1,878

Total consideration transferred	7,253

The acquisition-related costs incurred in the transaction at the amount of USD 80 were treated as expenses under IFRS 3 with no impact on goodwill.

Non-controlling interest was valued based on the market values of Orascom Telecom shares as of 15 April 2011.

Goodwill is calculated as the excess of the purchase consideration and the fair value of the non controlling interest in Wind Telecom, over the identifiable net assets acquired. The goodwill recorded as part of the acquisition of Wind Telecom primarily reflects the value of adding Wind Telecom to create a more fully integrated supply chain and go-to-market business model, as well as any intangible assets that do not qualify for separate recognition. Goodwill is not amortizable nor deductible for tax purposes. The allocation of the goodwill to CGU’s is presented in the following table:

CGU’s
As at 15 April 2011
Italy	5,789
Algeria	2,174
Russia	1,851
Pakistan	560
Kazakhstan	234
Uzbekistan	110
Ukraine	45
Kyrgyzstan	41
Armenia	33
Georgia	31
Tadjikistan	9
Bangladesh	1

Total goodwill	10,878

The allocation of goodwill was performed based on the synergies to be benefited by the respective CGU’s. The synergies mainly represent future development of the local markets where Wind Telecom has operations as well as a decrease in future capital expenditures due to favourable prices to be negotiated with vendors in all of our markets. The determination how much synergies are applicable to existing VimpelCom CGU’s was performed based on projected cash flows pre and after the Transaction.

Millicom Lao

On 9 March 2011 VimpelCom acquired 100% ownership interest in VimpelCom Holding Laos B.V. (Netherlands), formerly Millicom Holding Laos B.V. which holds a 78% interest in VimpelCom Lao Co., Ltd., formerly Millicom Lao Co., Ltd., a cellular telecom operator with operations in the Lao People’s Democratic Republic (“Millicom Lao”). The remaining 22% of Millicom Lao is owned by the Government of the Lao PDR, as represented by the Ministry of Finance.

The reason for the acquisition was gaining access to the new market of Lao PDR.

The acquisition of Millicom Lao is accounted for as a business combination under the “acquisition method,” as defined by IFRS 3. The consideration transferred was measured at fair value on the acquisition date. The total cash consideration transferred was approximately USD 70.

The fair values of consolidated identifiable assets and liabilities of Millicom Lao as of 9 March 2011, were as follows:

As of 9 March 2011
Cash and cash equivalents	3
Other current non-financial assets	9
Property and equipment	48
Licenses (remaining useful life of 11 years)	9
Goodwill	65
Other non-current non-financial assets	5

Total assets acquired	139

Current liabilities	(36)
Non-current liabilities	(13)

Total liabilities assumed	(49)

Non-controlling interest	(20)

Total consideration transferred	70

The non-controlling interest was valued based on the fair value of 22% stake using discounted cash flows analysis (“DCF”) adjusted for a control premium.

The excess of the purchase consideration over the fair value of the identifiable net assets of Millicom Lao amounted to USD 75 and was recorded as goodwill. The goodwill was assigned to the Lao CGU and is expected to be realized from the potential development of telecommunication market in Lao as well as synergies with VimpelCom’s operations in South-East Asia. This goodwill is not deductible for tax purposes.

GTEL-Mobile

On 29 March 2011, VimpelCom agreed with GTEL, its local partner in Vietnam, on a financing plan for their investment, GTEL-Mobile, that could result in the Company providing investments in total of up to USD 500 through 2013. The Company completed the first stage of the financing plan by paying USD 196 for the newly issued shares and thereby increasing its stake in GTEL-Mobile from 40% to 49% on 26 April 2011. All proceeds from this financing will be used for GTEL-Mobile’s development.

The Company agreed to invest another USD 304 under this plan, which would increase its economic interest in GTEL-Mobile from 49% to 65%. The additional financing and equity increase are subject to meeting certain performance targets by GTEL-Mobile and obtaining further regulatory approvals. Based on 2011 performance those targets have not been met and as a result the Company was released from its obligation to finance GTEL-Mobile.

The primary reason for the increase in ownership was expanding VimpelCom’s operations in Vietnam.

In conjunction with the financing agreements described above, VimpelCom and GTEL agreed on certain changes to the joint venture agreement and charter of GTEL-Mobile. Under the revised agreement, VimpelCom is assigned with the operational management of GTEL-Mobile, by way of substantial control over adoption of annual budgets and appointment of the General Director of GTEL-Mobile who is granted with wide authority with respect of day-to-day operations.

Based on these agreed changes, VimpelCom has started consolidating GTEL-Mobile from 26 April 2011 onwards.

The increase in ownership in GTEL-Mobile and subsequent consolidation is accounted for as a business combination achieved in stages, as defined by IFRS 3. The acquisition achieved in stages requires remeasurement of previously held equity interest in the acquiree at its acquisition-date fair value and recognizing the resulting gain or loss, if any, in earnings. As of the acquisition date the fair value of previously held interest was USD 157 representing the fair value of 40% stake based on DCF adjusted for a control premium. The resulting loss of USD 40 was recognized as other non-operating losses item of accompanied income statement. In prior reporting periods, the Company recognized a portion of changes in the value of its equity interest in GTEL-Mobile associated with foreign currency translation in other comprehensive income. As of the acquisition date, the respective accumulated foreign currency translation adjustment of USD 43 was reclassified from other comprehensive income and included in the current period earnings as other expenses item of accompanied income statement.

The fair values of consolidated identifiable assets and liabilities of GTEL-Mobile as of 26 April 2011, were as follows:

As of 26 April 2011
Cash and cash equivalents	206
Other current non-financial assets	7
Property and equipment	147
Licenses (14.6 years weighted average remaining useful life)	143
Goodwill	127
Other non-current non-financial assets	2

Total assets acquired	632

Current liabilities	(39)
Non-current liabilities	(4)

Total liabilities assumed	(43)

Non-controlling interest	(236)
Previously held 40% interest	(157)

Total cash contribution	196

The non-controlling interest was valued based on the 51% stake of total value of the equity based on DCF adjusted for a control premium.

The excess of the purchase consideration over the fair value of the identifiable net assets of GTEL-Mobile amounted to USD 126 and was recorded as goodwill. The goodwill was assigned to the Vietnam CGU and was expected to be realized from the potential development of telecommunication market in Vietnam as well as synergies with VimpelCom’s operations in South-East Asia. This goodwill is not deductible for tax purposes. This goodwill was impaired as of October 1, 2011, due to negative market trends in Vietnamese market in late 2011 which resulted in a negative business enterprise value of Vietnam CGU. (Note 15)

NTC

On 7 June 2011, VimpelCom acquired 90% of the share capital of OJSC “New Telephone Company” (“NTC”) for the total consideration of RUR10,835 million (the equivalent to USD 390 as of 7 June 2011). On 21 October 2011, VimpelCom completed the acquisition of an additional 10% of the outstanding NTC shares. The total acquisition price is USD 438. The total consideration was paid in cash.

The primarily reason for the acquisition was to enhance VimpelCom’s presence in Primorskiy region telecommunication market and to increase VimpelCom’s local mobile subscribers base.

The acquisition of NTC is accounted for as a business combination under the “acquisition method”, as defined by IFRS 3. The consideration transferred was measured at fair value on the acquisition date.

The fair values of consolidated identifiable assets and liabilities of NTC as of 7 June 2011, were as follows:

As of 7 June 2011
Cash and cash equivalents	2
Other current non-financial assets	25
Property and equipment	123
Trademarks (3 years weighted average remaining useful life)	6
Customer Relationships (7.7 years weighted average remaining useful life)	22
Licenses (10.3 years weighted average remaining useful life)	56
Number capacity (10.3 years weighted average remaining useful life)	1
Other non-current non-financial assets	5
Goodwill	231

Total assets acquired	471

Current liabilities	(13)
Non-current liabilities	(20)

Total liabilities assumed	(33)

Total consideration transferred	438

The excess of the purchase consideration over the fair value of the identifiable net assets of NTC amounted to USD 231 and was recorded as goodwill. The goodwill was assigned to Russia CGU and is expected to be realized from the potential of “business to business” telecommunication market development in the future, as well as synergies with VimpelCom’s operations. This goodwill is not deductible for tax purposes. The acquisition-related costs incurred in the transactions were treated as expenses under IFRS 3.

Restructuring of shareholding in Kazakhstan and Kyrgyzstan

On 24 August 2011, a restructuring transaction (“Restructuring transaction”) with Crowell was completed. As a result of the Restructuring transaction, VimpelCom Finance B.V. became the legal and beneficial owner of 71.5% shares in the issued share capital of the combined Limnotex (resulting in 71.5% indirect shareholding of VimpelCom Finance B.V. in KaR-Tel and Sky Mobile), while the non-controlling 28.5% of Limnotex shares are now held by Crowell. Before the transaction, VimpelCom Group (via OJSC Vimpel-Communications and VimpelCom Finance B.V.) held indirectly 75.0% in KaR-Tel and 50.1% in Sky Mobile.

At the same time, the Company’s call option to acquire 49.9% of the issued share capital of Menacrest was terminated, while Crowell’s put and VimpelCom’s call options for the 25% of Limnotex shares (Note 17) were amended. After the amendments, Crowell holds two put options for Limnotex shares: the first put option for 13.5% is exercisable during 2013 at a fixed price of USD 297 and the second put option for 15% is exercisable during 2017 at a fixed price of USD 330. In turn the Company holds two call options for Limnotex shares (for 13.5% and 15%) and both are exercisable during the period between April 2012 and May 2018. As a part of the transaction, VimpelCom terminated the loan agreement with Crowell and was released from its commitment to exercise the call option for the 25% of Limnotex shares.

The existing dividend mandate from Crowell to Menacrest (allowing VimpelCom to receive 49.9% Menacrest dividends payable to Crowell) was cancelled. In accordance with new dividend mandates VimpelCom Finance B.V. will receive 100% Menacrest dividends payable to Limnotex and 3.5% Limnotex dividends payable to Crowell.

The Restructuring transaction was accounted for as an equity transaction reflecting exchange of 21.4% in Menacrest for 3.5% in Limnotex. Simultaneously the termination of the loan was offset by the release of liability to exercise the call option for the 25% of Limnotex shares. In addition the fair value of the call options for the total 28.5% of Limnotex shares at the amount of USD 68 were recognized as financial assets and the redemption value of the put options for the total of 28.5% of Limnotex shares at the amount of USD 391 was recorded as financial liabilities.

Other transactions 2011

Eltel

On January 21, 2011, VimpelCom acquired 100% of the share capital of Closed Joint Stock Company Eltel (“Eltel”), one of the leading alternative fixed-line providers in Saint Petersburg, for the total cash consideration of RUR1,000 million (the equivalent to USD 33 as of January 21, 2011). The fair values of consolidated identifiable assets and liabilities of Eltel as of January 21, 2011, were USD 16 of assets, USD 3 of liabilities resulting in excess of consideration over the fair value of net assets acquired of USD 20. This amount was recorded as goodwill, was assigned to the Russia CGU and is subject to annual impairment tests. The recognized goodwill is expected to be realized primarily from the synergies of combining of VimpelCom’s and Eltel’s regional operations.

Tacom

On 21 November 2011, VimpelCom acquired from its local partner additional 8% participatory interest in LLC “Tacom”, a cellular telecom operator with operations in Tajikistan, for the total cash consideration of USD 9.2, thus increasing its total indirect shareholding in Tacom to 98%.

Acquisitions in 2010

Kyivstar

On 21 April 2010, the Company acquired 100% of the voting shares of Kyivstar, a company based in Ukraine, specializing in the wireless telecommunication services. The Company has acquired Kyivstar because management believed that it would be value creative and in the best interests of the Company’s stakeholders (Note 1).

The purchase price consideration was USD 5,596, which was calculated based on the market value of OJSC VimpelCom shares on April 21, 2010 (USD 18.55 per share).

The fair value of the identifiable assets and liabilities of Kyivstar as at the date of acquisition was:

As of 21 April 2010
Assets
Cash and cash equivalents	167
Other current non-financial assets	206
Property and equipment	1,136
Goodwill arising on acquisition	3,443
Intangible assets, including:
– Licenses (5 years weighted average remaining useful life)	130
– Customer Relationships (13 years weighted average remaining useful life)	816
– Other intangible assets (15 years weighted average remaining useful life)	177

6,075

Liabilities
Current liabilities	160
Non-current liabilities	319

479

Total net assets acquired at fair value	5,596

Purchase consideration transferred	5,596

The fair value of the trade receivables amounts to USD 63, which approximates their gross carrying amount net of regular provision for doubtful accounts.

The goodwill of USD 3,443 comprises the value of expected synergies from the combined operations in Ukraine arising from the acquisition. Goodwill is allocated entirely to the Ukraine CGU. None of the goodwill recognized is deductible for income tax purposes.

The following unaudited pro forma combined results of operations for VimpelCom give effect for its business combinations which would have material impact on the financial statements on a cumulative basis:

	Acquisition date	Acquired entity contribution from acquisition date till the end of respective year*	Pro forma contribution based on full year of consolidation
Wind Telecom	15 April 2011
Total operating revenues		8,192	23,477
Profit (loss) for the year		(767)	153
Millicom Lao	09 March 2011
Total operating revenues		3	23,477
Profit (loss) for the year		—	153
GTEL-Mobile	26 April 2011
Total operating revenues		3	23,476
Profit (loss) for the year		(449)	150
NTC	07 June 2011
Total operating revenues		60	23,503
Profit for the year		7	153
Kyivstar	21 April 2010
Total operating revenues		1,020	10,891
Profit for the year		220	1,920

*	before eliminating intercompany transactions

8 Investments in associates and joint ventures

The Company has the following investments in and carrying values of associates and joint ventures:

	Percentage of ownership	31-Dec-11	31-Dec-10	31-Dec-09
Joint ventures
GTEL – Mobile	40.0%	—	223	266
Others		30	29	27
Associates
Euroset	49.9%	355	313	226
Others		3	3	5

Total		388	569	524

Investments in associates also includes investment in GIHC which is zero due to accumulated losses exceeding the investment in equity. GTEL-Mobile was a joint venture at December 31, 2010 as there was a joint control situation with the local Government of Vietnam. On April 26, 2011, the Company increased its ownership interest in GTEL-Mobile and therefore consolidated GTEL-Mobile (Note 7).

The following table includes summarized consolidated financial information of the investments in the most significant associates Euroset, GIHC (for the year ended 31 December 2011) and the joint venture GTEL-Mobile (for the years ended 31 December 2010 and 2009) which are held by the Company as at and for the years:

	31-Dec-11	31-Dec-10	31-Dec-09
Share of the associate’s statement of financial position:
Current assets	405	273	370
Non-current assets	674	319	355
Current liabilities	614	514	553
Non-current liabilities	1,017	42	129

Goodwill from acquisition	448	500	489
Losses allocated to loans receivable	459	—	—

Carrying amount of the investment	355	536	490

	2011	2010	2009
Share of the associate’s revenue and profit:
Revenue	1,212	1,006	875
Losses/ (Profits) for the year	103	(90)	(3)

Elimination of intercompany transactions	(79)
Result of other associates	11	—	—
Shares of loss/(profit) of associates reported	35	(90)	(3)

Losses allocated to loans receivable include the proportionate share of losses of GIHC in excess of initial investment (Note 17). The accumulated amount of these losses as of 31 December 2011 include the amounts accumulated before acquisition of Wind Telecom on 15 April 2011.

9 Segment information

Management analyzes the operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets by reportable segments separately. The segment data for acquired operations are reflected herein from the date of their acquisitions.

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

Historically management analyzed the Russian operations as two separate segments, one for fixed line and one for mobile. Following the acquisition of Wind Telecom, starting 15 April 2011, VimpelCom defined Russia, CIS (including Georgia), Ukraine, Europe and North America, and Africa and Asia as operating segments based on the business activities in different geographical areas. The comparative information has been revised accordingly.

“All other” category includes headquarter expenses and other unallocated adjustments.

Historically management evaluated the performance of its segments on a regular basis primarily based on revenue and operating income before depreciation, amortization and impairment loss (“adjusted OIBDA”). Following the acquisition of Wind Telecom, VimpelCom concluded that earnings before interest, tax, depreciation, amortization and impairment loss (“adjusted EBITDA”) is a more appropriate measure for both external and internal reporting because it is more widely used amongst European-based analysts and investors to assess the performance of an entity and compare it with other market players.

Adjusted EBITDA differs from adjusted OIBDA for certain non-operating items recorded in other gain/loss. Items historically excluded from adjusted OIBDA but accounted in adjusted EBITDA generally include:

•	litigation provisions (including provisions for taxes other than income tax provisions, penalties, and fines) and legal fines income;

•	write-offs of current assets (including VAT non recoverable);

all recorded in the selling, general and administrative expenses item of accompanying income statement.

Based on management decision, the above adjustments were not included in the Russia business unit’s adjusted EBITDA.

Information analyzed by our management for all the years presented was based on US GAAP, Financial information by reportable segment for the years ended 31 December 2011, 2010 and 2009 presented in the following tables.

Year ended December 31, 2011

	Russia	Europe and North America	Asia and Africa	Ukraine	CIS	Total	HQ, adjustments and eliminations	Group
Revenue
External customers	8,982	5,584	2,684	1,548	1,470	20,268	(64)	20,262
Inter-segment	82	—	4	93	119	298	(298)	—

Total revenue	9,064	5,584	2,688	1,641	1,589	20,566	(304)	20,262

EBITDA	3,641	2,141	1,087	873	703	8,445	(318)	8,127

Other disclosures

Capital expenditures	2,007	2,673	760	284	626	6,350	—	6,350

Year ended December 31, 2010

	Russia	Europe and North America	Asia and Africa	Ukraine	CIS	Total	HQ, adjustments and eliminations	Group
Revenue
External customers	8,115	—	22	1,109	1,267	10,513	9	10,522
Inter-segment	47	—	—	76	87	210	(210)	—

Total revenue	8,162	—	22	1,185	1,354	10,723	(201)	10,522

EBITDA	3,775	—	(35)	629	615	4,984	(78)	4,906

Other disclosures

Capital expenditures	1,557	—	40	189	437	2,224	—	2,224

Year ended December 31, 2009

	Russia	Europe and North America	Asia and Africa	Ukraine	CIS	Total	HQ, adjustments and eliminations	Group
Revenue
External customers	7,424	—	6	163	1,220	8,813	—	8,813
Inter-segment	24	—	—	40	54	118	(118)	—

Total revenue	7,448	—	6	203	1,274	8,931	(118)	8,813

EBITDA	3,696	—	(38)	36	640	4,334	—	4,334

Other disclosures

Capital expenditures	619	—	68	20	114	821	—	821

The following table provides the breakdown of net operating revenues from external customers by mobile and fixed line services:

	2011	2010	2009
Mobile	17,073	9,048	7,378
Fixed line	3,186	1,465	1,435
Other	3	9	—

Total	20,262	10,522	8,813

These business activities include the following operations: mobile primarily include activities for the providing of wireless telecommunication services to the Company’s subscribers and other operators while fixed line primarily include all activities for providing wireline telecommunication services, broadband and consumer Internet. VimpelCom provides both mobile and fixed line services in Russia, Italy, Ukraine, CIS, Pakistan, Laos, Burundi and the Central African Republic.

The Company’s management does not review total assets and total liabilities per segment, and therefore this information has not been presented in these statements. Neither are depreciation and amortization reviewed per segment.

The following table provides the reconciliation of consolidated US GAAP adjusted EBITDA to IFRS consolidated profit for the year:

	2011	2010	2009
EBITDA	8,127	4,906	4,334

Reconciliation adjustments	129	(50)	(9)
Depreciation	(2,726)	(1,403)	(1,190)
Amortization	(2,059)	(610)	(440)

Impairment loss	(527)	—	—
Loss on disposals of non-current assets	(90)	(49)	(77)
Finance costs	(1,587)	(536)	(603)
Finance (income)	120	69	58
Other non-operating (gains)/losses	(308)	35	(69)

Shares of profit/ (loss) of associates and joint ventures accounted for using the equity method	(35)	90	3
Net foreign exchange (loss)/ income	(190)	(5)	(404)
Income tax (expense)/ gain	(585)	(574)	(431)

Profit for the year	269	1,873	1,172

Reconciliation adjustments primarily represent differences between US GAAP and IFRS relating to the classification of operating expenses. Adjusted OIBDA 2009 as reported under US GAAP was adjusted to take into account the consolidation of Menacrest and it’s operating subsidiary Sky Mobile in the year ended 31 December 2009 as required by IFRS (Note 4).

10 Other revenue

Other revenue of USD 167 for of the year ended December 31, 2011 increased by USD 130 compared to the prior year. This mainly includes the effects coming from the agreements reached by Wind Italy for the settlement with some vendors together with the release of the universal service contribution.

11 Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax is recognised in profit or loss account except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is the amount of income tax payable or recoverable in future periods in respect of temporary differences, carry forward of unused tax losses and the carry forward of unused tax credits. Current and deferred tax also includes withholding tax on dividends and any tax liability arising from the declaration of dividends.

Income tax expense consisted of the following for the years ended 31 December:

	2011	2010	2009
Current income taxes	910	765	459
Deferred income taxes	(325)	(191)	(28)

Income tax expense reported	585	574	431

In the table below, we show the reconciliation between the statutory tax rate in the Netherlands and effective corporate income tax rates for the group, together with the corresponding amounts.

Reconciliation between statutory and effective income tax:	Year ended 31 December 2011%		Year ended 31 December 2010%		Year ended 31 December 2009%
Income before taxes	854		2,447		1,603
Income tax expense computed on income before taxes at statutory tax rate	213	25.0%	612	25.0%	321	20.0%

Difference due to the effects of:
Different tax rates in different jurisdictions	(99)	(11.6)%	(123)	(5.0)%	(13)	(0.8)%
Non-deductible expenses	177	20.7%	27	1.1%	38	2.4%
Non-taxable income	(42)	(4.9)%	—	—	—	—
Prior year adjustments	14	1.6%	—	—	—	—
Change in recognition of deferred tax assets	257	30.1%	23	0.9%	33	2.1%
Withholding taxes	63	7.4%	84	3.4%	28	1.7%
Tax claims	(4)	(0.5)%	(12)	(0.5)%	16	1.0%
Change in Income tax rate	7	0.8%	(66)	(2.7)%	7	0.4%
Group restructuring (Golden Telecom)	—	—	47	1.9%	—	—
Other	(1)	(0.1)%	(18)	(0.7)%	1	0.1%

Income tax for the period (income) / charge and effective tax rate	585	68.5%	574	23.5%	431	26.9%

The applicable (or effective) tax rate amounts to 68.5% in 2011 (2010: 23.5% and 2009: 26.9%). The increase of the tax rate is primarily due to non-deductible expenses (20.7%) and changes in the recognition of deferred tax assets (30.1%). A significant part of this impact relates to subnational income taxes that use a different calculation basis resulting in non-deductible expenses having a tax effect of 11.0% (USD 94).

The tax rate increased by 30.1% (USD 257) due to a change in the profitability of the countries where VimpelCom operates. The impact is due to the effect of expiration of tax loss carry forwards (1.6% or USD 14), tax losses not recognized (10.0% or USD 86), utilization of previously non recognized losses (-2.5% or USD -21), other carry forwards non recognized (4.3% or USD 36), deductible temporary differences not recognized (16.7% or USD 142).

The effect of withholding taxes on undistributed earnings resulted in an additional tax charge of 7.4%. The effect of prior year adjustments of 1.6% (USD 14) relates to prior year adjustments of current tax (4.0% or USD 34) and prior year adjustments of deferred taxes (-2.4% or USD -20).

Non recognized deferred tax assets

Deferred corporate income tax assets in respect of deductible temporary differences, for tax losses and other tax credits carried forward (mainly carry forward of non-deductible interest) are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. Deferred corporate income tax assets in respect of deductible temporary differences are recognized to the extent that the realization of the related tax benefit through future taxable profit is probable.

VimpelCom has not recognized deferred corporate income tax in relation to loss carry forward periods for the following amounts:

Tax losses year of expiration	recognized losses 2011	recognized DTA 2011	non recognized losses 2011	non recognized DTA 2011
0 - 5 years	0	0	263	67
6 - 10 years	0	0	572	125
> 10 years	0	0	0	0
Indefinitely	774	305	2,179	552

total	774	305	3,014	744

For the following amounts VimpelCom has not recognized deferred corporate income tax in relation to carry forward of other tax credits carried forward:

Other carry forwards year of expiration	recognized credits 2011	recognized DTA 2011	non recognized credits 2011	non recognized DTA 2011
0 - 5 years	—	—	—	—
6 - 10 years	—	—	—	—
> 10 years	—	—	—	—
Indefinitely	—	—	886	239

total	—	—	886	239

At December 31, 2011, the amount of deductible temporary differences for which no deferred tax asset has been recognised in the balance sheet of VimpelCom amounts to USD 572. The reported non recognized deferred income tax on temporary differences amounts to USD 160.

	31 December 2011	31 December 2010	31 December 2009
Deferred tax assets as at 31 December	386	—	—

Deferred tax liabilities as at 31 December	(1,624)	(590)	(480)

The following table shows the movements of the deferred tax assets and liabilities in 2011:

		Movements in Deferred taxes
	Opening balance	P/L movement	Acquisition/ Divestment	Affecting other comprehensive income	Currency translation	Tax rate changes	Ending balance
Property, plant and equipment, net	(397)	(6)	(282)	—	40	—	(645)
Licenses	(61)	87	(19)	—	14	1	22
Other intangible assets, net	(243)	360	(1,639)	—	98	2	(1,422)
Trade accounts receivable	7	17	157	—	(12)	—	169
Other assets	2	64	139	(32)	(15)	—	158
Provisions	1	(15)	55	—	(3)	—	38
Long-term debt	—	(63)	274	—	(10)	—	201
Accounts payable	51	65	17	—	(7)	(1)	125
Other liabilities	92	(17)	54	7	(3)	(1)	132
Other movements and temporary differences	—	10	(18)	—	2	—	(6)
Deferred subnational income taxes and other	(6)	17	(124)	—	17	—	(96)
Withholding tax on undistributed earnings	(50)	(9)	—	—	—	—	(59)

	(604)	510	(1,386)	(25)	121	1	(1,383)
Tax losses and other carry forwards	168	65	1,148	(1)	(83)	(8)	1,289
Non recognized deferred tax assets on losses and credits	(156)	(102)	(790)	4	60	—	(984)
Non recognized deferred tax assets on temporary differences	2	(142)	(3)	—	(17)	—	(160)

Net deferred tax position	(590)	331	(1,031)	(22)	81	(7)	(1,238)

The following table shows the movements of the deferred tax assets and liabilities in 2010:

	Opening balance	Movements in Deferred taxes					Tax rate changes	Ending balance
		P/L movement	Acquisition/ Divestment	Other movements	Reclassification	Currency translation
Property, plant and equipment, net	(389)	13	(18)	—	(12)	9	—	(397)
Licenses	(64)	35	(27)	—	(10)	1	4	(61)
Other intangible assets, net	(117)	63	(271)	—	22	2	58	(243)
Trade accounts receivable	46	14	1	—	(50)	(1)	(3)	7
Other assets	(2)	3	2	—	—	—	(1)	2
Provisions	5	1	—	—	(5)	—	—	1
Long-term debt	—	—	—	—	—	—	—	—
Accounts payable	23	57	6	—	(34)	(1)	—	51
Other liabilities	—	—	—	—	92	—	—	92
Other movements and temporary differences	(2)	2	—	—	—	—	—	—
Deferred subnational income taxes and other	—	—	—	—	(6)	—	—	(6)
Withholding tax on undistributed earnings	9	(59)	—	—	—	—	—	(50)

	(491)	129	(307)	—	(3)	10	58	(604)
Tax losses and other carry forwards	110	67	—	8	(15)	(2)	—	168
Non recognized deferred tax assets on losses and credits	(99)	(5)	—	(68)	15	1	—	(156)
Non recognized deferred tax assets on temporary differences	—	—	—	—	2	—	—	2

Net deferred tax position	(480)	191	(307)	(60)	(1)	9	58	(590)

At 31 December 2011 undistributed earnings of VimpelCom’s foreign subsidiaries, outside the Netherlands in 2011 and 2010, indefinitely invested, amounted to approximately USD 7,464 (2010: USD 10,561 and 2009: USD 969).

12 Earnings per share

Earnings per common share for all periods presented has been determined in accordance with IAS 33, Earnings per Share, by dividing profit available to common shareholders by the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2011	2010	2009
	(In millions of US dollars, except share amounts)
Numerator:

Profit for the year attributable to the owners of the parent	543	1,806	1,142

Total earnings	543	1,806	1,142

Denominator:

Denominator for basic earnings per share – weighted average common shares outstanding (millions)	1,524	1,207	1,013

Effect of dilutive securities:
Employee stock options	—	—	1

Denominator for diluted earnings per share – assumed conversions (thousand)	1,524	1,207	1,014

Basic earnings per share	$0.36	$1.50	$1.13

Diluted earnings per share	$0.36	$1.50	$1.13

Employee stock options (representing 4,451,840 shares) that are out of the money as of 31 December 2011 that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

13 Property and equipment

Property and equipment, at cost, consisted of the following at 31 December:

	Telecommunications equipment	Land, buildings and constructions	Office and measuring equipment	Other Equipment	Equipment not installed and assets under construction	Advances for long lived assets	Total
Cost

At 1 January 2009	7,384	368	715	405	1,202	58	10,132
Additions	175	2	4	6	483	—	670
Disposals	(161)	(2)	(11)	(7)	(46)	(3)	(230)
Transfer	812	13	75	39	(903)	(36)	—
Other	95	(1)	10	(17)	(34)	(5)	48
Translation adjustment	(315)	(27)	(24)	(18)	(77)	10	(451)

At 31 December 2009	7,990	353	769	408	625	24	10,169
Additions	282	20	4	5	1,571	75	1,957
Acquisition of a subsidiary (Note 7)	690	246	39	6	55	5	1,041
Disposals	(130)	(8)	(14)	(16)	(37)	—	(205)
Transfer	862	5	127	99	(1,065)	(28)	—
Other	(85)	7	29	5	9	35	—
Translation adjustment	(42)	(1)	(6)	(1)	(3)	—	(53)

At 31 December 2010	9,567	622	948	506	1,155	111	12,909
Additions	962	(2)	31	64	3,226	(23)	4,258
Acquisition of a subsidiary (Note 7)	6,275	126	38	181	843	4	7,467
Disposals	(466)	(7)	(43)	(29)	79	—	(466)
Transfer	2,189	27	125	47	(2,371)	(17)	—
Translation adjustment	(882)	(16)	(49)	(4)	(169)	—	(1,120)

At 31 December 2011	17,645	750	1,050	765	2,763	75	23,048

Depreciation and impairment
At 1 January 2009	(2,857)	(63)	(276)	(125)	—	—	(3,321)
Depreciation charge for the year	(1,003)	(25)	(106)	(57)	—	—	(1,191)
Disposals	125	1	9	9	—	—	144
Other	(30)	—	(6)	(6)	—	—	(42)
Translation adjustment	86	5	6	5	—	—	102

At 31 December 2009	(3,679)	(82)	(373)	(174)	—	—	(4,308)
Depreciation charge for the year	(1,135)	(47)	(150)	(72)	—	—	(1,404)
Disposals	116	4	12	8	—	—	140
Other	(39)	1	(13)	(10)	—	—	(61)
Translation adjustment	17	—	4	2	—	—	23

At 31 December, 2010	(4,720)	(124)	(520)	(246)	—	—	(5,610)
Depreciation charge for the year	(2,370)	(56)	(164)	(137)	—	—	(2,727)
Disposals	242	5	38	19	—	—	304
Impairment (Note 15)	(136)	(26)	(10)	(24)	(22)	(6)	(224)
Translation adjustment	326	4	31	13	—	—	374

At 31 December, 2011	(6,658)	(197)	(625)	(375)	(22)	(6)	(7,883)

Net book value
At 31 December 2009	4,311	271	396	234	625	24	5,861
At 31 December 2010	4,847	498	428	260	1,155	111	7,299
At 31 December 2011	10,987	553	425	390	2,741	69	15,165

Capitalized borrowing costs

VimpelCom capitalized interest in the cost of long lived assets in the amount of USD 62, USD 31 and USD 40 in 2011, 2010 and 2009, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization is 8.0%, 10.8 % and 8.1% for the years ended 31 December 2011, 31 December 2010 and 31 December 2009, respectively.

14 Intangible assets

The total gross carrying value and accumulated amortization of VimpelCom’s intangible assets consisted of the following at 31 December:

	Telecommunications licenses, frequencies and permissions	Goodwill	Software	Brands and trademarks	Customer relationships	Telephone line capacity	Other intangible assets	Total
Cost
At 1 January 2009	1,513	3,481	878	37	467	167	426	6,969
Additions	24	—	95	—	1	3	4	128
Disposals	(1)	—	(43)	(16)	—	—	—	(60)
Transfer	—	—	3	(1)	25	—	(27)	—
Other	1	—	(58)	(2)	35	(2)	(32)	(58)
Translation adjustment	(116)	(189)	(45)	(1)	(9)	(13)	(32)	(405)

At 31 December 2009	1,421	3,292	830	17	519	155	339	6,573
Additions	55	—	123	—	—	12	7	197
Acquisition of a subsidiary (Note 7)	130	3,477	182	177	816	—	—	4,782
Disposals	—	—	(31)	—	—	—	—	(31)
Transfer	1	—	42	—	86	—	(90)	39
Other	(1)	—	8	—	3	(7)	18	21
Translation adjustment	(6)	(47)	(6)	(1)	6	(1)	(13)	(68)

At 31 December 2010	1,600	6,722	1,148	193	1,430	159	261	11,513
Additions	331	—	137	—	1	10	1,891	2,370
Acquisition of a subsidiary (Note 7)	3,330	11,331	9	2,308	2,937	1	1,390	21,306
Disposals	(80)	—	(33)	—	—	(1)	(28)	(142)
Transfer	2	—	3	—	(14)	(10)	12	(7)
Other	10	—	15	(4)	(25)	(14)	47	29
Translation adjustment	(277)	(1,151)	(43)	(174)	(242)	(2)	(261)	(2,150)

At 31 December 2011	4,916	16,902	1,236	2,323	4,087	143	3,312	32,919

Amortization and impairment
At 1 January 2009	(638)	—	(510)	(28)	(56)	(52)	(202)	(1,486)
Amortization charge for the year	(172)	—	(137)	(4)	(27)	(13)	(86)	(439)
Disposals	—	—	37	15	—	12	—	64
Other	(2)	—	44	4	(44)	4	57	63
Translation adjustment	40	—	19	2	(4)	3	8	68

At 31 December 2009	(772)	—	(547)	(11)	(131)	(46)	(223)	(1,730)
Amortization charge for the year	(175)	—	(206)	(8)	(182)	(10)	(29)	(610)
Disposals	—	—	28	—	—	—	—	28
Other	2	—	(5)	—	(37)	—	37	(3)
Translation adjustment	12	—	4	—	4	—	(1)	19

At 31 December, 2010	(933)	—	(726)	(19)	(346)	(56)	(216)	(2,296)
Amortization charge for the year	(387)	—	(183)	(118)	(1,083)	(43)	(246)	(2,060)
Disposals	71	—	30	5	—	—	25	131
Impairment (Note 15)	(128)	(126)	(4)	—	—	—	—	(258)
Other	(1)	—	(9)	2	11	8	(7)	4
Translation adjustment	7	—	35	7	83	3	26	161

At 31 December, 2011	(1,371)	(126)	(857)	(123)	(1,335)	(88)	(418)	(4,318)

Net book value

At 31 December 2009	649	3,292	283	6	388	109	116	4,843
At 31 December 2010	667	6,722	422	174	1,084	103	45	9,217
At 31 December 2011	3,545	16,776	379	2,200	2,752	55	2,894	28,601

Telecommunication licenses not in use mainly comprise of the LTE licenses in Italy and Uzbekistan, for which the business operations have not yet been started, in the amount of USD 1,513 as of 31 December 2011.

15 Impairment testing of assets

Carrying amount of goodwill and cash-generating units

Goodwill acquired through business combinations have been allocated to CGU’s for impairment testing as follows:

CGU’s	At 31 December
	2011	2010	2009
Italy	5,189	—	—
Russia	4,334	2,622	2,608
Ukraine	3,462	3,429	—
Algeria	2,057	—	—
Kazakhstan	404	139	139
Pakistan	525	—	—
Kyrgyzstan	278	243	260
Uzbekistan	257	154	154
Armenia	150	122	118
Laos	68	—	—
Georgia	31	—	—
Tadjikistan	21	13	13

Total	16,776	6,722	3,292

As a result of further integration betwen fixed line and mobile businesses, compared to 2009 and 2010 the Company changed the methodology of allocation the goodwill to CGU’s for Russia and Armenia whereas starting from 2011 of goodwill is no longer tested on the levels of Russia Mobile, Russia Fixed, Armenia Mobile and Armenia Fixed but rather on a country level.

The Company performed its annual impairment test as at 1 October. The Company considers the relationship between market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As of the reporting dates the market capitalization of the Group was not below the book value of its equity. As a result of reviewing all relevant indicators, no additional impairment testing was performed at the respective year-ends.

The recoverable amounts of the CGU’s except for Vietnam and Cambodia have been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a period of five years for all CGUs. The pre-tax discount rate applied to cash flow projections for the major CGU’s is stated in the table below and cash flows beyond the five year period are extrapolated using a terminal growth rate stated in the table below. The recoverable amounts of Vietnam and Cambodia CGU’s have been determined based on the fair value less cost of sale (“FVLCS”) basis representing liquidating value of the assets. FVLCS was determined based on expected proceeds from sale of property and equipment and intangible assets mainly represented by telecommunication licenses.

CGU’s	2011	2010	2009
Discount rate (functional currency)
Italy	8.0%	n/a	n/a
Russia	13.2%	14.9%	15.0%
Ukraine	15.5%	15.4%	18.9%
Algeria	11.6%	n/a	n/a
Kazakhstan	13.3%	14.1%	15.5%
Pakistan	18.5%	n/a	n/a
Kyrgyzstan	20.0%	16.2%	17.0%
Terminal growth rate
Italy	1.0%	n/a	n/a
Russia	3.5%	3.5%	3.5%
Ukraine	5.0%	4.5%	n/a
Algeria	2.0%	n/a	n/a
Kazakhstan	3.0%	3.0%	3.0%
Pakistan	7.0%	n/a	n/a
Kyrgyzstan	3.0%	3.0%	3.0%

The Company estimates revenue growth rates and operating income margin for each reporting unit and each future year. These growth rates vary based on numerous factors, including size of market, GDP (Gross Domestic Product), foreign currency projections, traffic growth, market share and others. The forecast of operating income margin is based on the next year budget and assumes cost optimization initiatives which are part of ongoing operations as well as regulatory and technological changes know to date (such as telecommunication license issues, price regulation etc.).

The discount rate was initially determined in USD based on the risk free rate for 20-year maturity bonds of the United States Treasury adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific operating company. Equity market risk premium is 5% and the systematic risk, beta, represents median of the raw betas of the entities comparable in size and geographic footprint with the ones of the Company (“Peer Group”). Debt risk premium is the medium of Standard&Poors long term credit rating of the Peer Group. Weighted average cost of capital is determined based on forward-looking debt-to-equity ration representing the median five-year capital structure for each entity from the Peer Group. The discount rate in functional currency is adjusted for long-term inflation forecast.

The five-year average growth rate during forecasted period and average operating margin during forecasted period for the major CGU’s are presented in the table below:

CGU’s	2011	2010	2009
Average growth rate during forecasted period
Italy	0.4%	n/a	n/a
Russia	4.7%	4.8%	6.6%
Ukraine	4.7%	6.6%	n/a
Algeria	4.6%	n/a	n/a
Kazakhstan	5.9%	6.9%	1.1%
Pakistan	8.7%	n/a	n/a
Kyrgyzstan	9.8%	9.3%	6.0%
Average operating margin
Italy	21.7%	n/a	n/a
Russia	30.7%	33.1%	32.6%
Ukraine	38.1%	40.9%	n/a
Algeria	39.0%	n/a	n/a
Kazakhstan	41.7%	31.1%	34.4%
Pakistan	31.0%	n/a	n/a
Kyrgyzstan	42.0%	33.1%	42.9%

The results of recoverable amount analyses were corroborated with other value indicators where available, such as the Company’s market capitalization, comparable company earnings multiples and research analyst estimates.

An increase in the discount rate by one percentage point or a reduction in revenue growth by 10% would result in a decrease in the combined recoverable amount of the reporting units as of impairment test date 2011, 2010 and 2009 of approximately USD 6,693 (or 10.5%), USD 3,110 (or 9.1%) and USD 2,161 (or 6.3%), respectively. For the cash generating units discussed above, the relative decreases in value in use of cash generation units as of the impairment test date for 2011 would be:

	1% age Point Increase In Discount rate	10% Decrease in Revenue Growth
Italy	13.9%	1.6%
Russia	9.8%	4.7%
Ukraine	8.9%	4.4%
Algeria	9.0%	3.0%
Kazakhstan	9.6%	4.0%
Pakistan	10.1%	8.6%
Kyrgyzstan	6.1%	6.6%

The result of the impairment test in 2011 indicated impairment in Vietnam and Cambodia CGU’s which are part of Asia and Africa operating segment as the value in use for these CGU’s was negative. The Company recorded goodwill impairment of USD 126 and impairment of property and equipment of USD 225 and telecommunication licenses of USD 128 as well as other assets of USD 48. In 2010 and 2009, the impairments tests indicated that there was no impairment of goodwill as the estimated recoverable amount of the cash generating units exceeded the carrying values of their net assets.

To illustrate the respective CGU’s headroom as of the impairment test date and the magnitude of potential goodwill impairments relative to future changes in recoverable amount, had the recoverable amount of the following material cash generating units been hypothetically lower by the percentages listed below, the CGU’s carrying amount value would have exceeded recoverable amount as of the impairment test date by approximately the following amounts set forth in the table.

CGU’s	Headroom	10%	20%	30%
Italy	1,661	—	1,490	3,065
Ukraine	638	—	573	1,158
Pakistan	672	—	—	31
Kyrgyzstan	40	6	52	97
Armenia	44	5	54	102

The following table illustrates breakeven points in measuring of CGU’s recoverable amount (in p.p.):

CGU’s	Increase of WACC by	Decrease in Revenue Growth by
Italy	0.7%	67.0%
Ukraine	1.2%	30.0%
Pakistan	3.5%	35.0%
Kyrgyzstan	1.5%	13.0%
Armenia	0.8%	38.0%

For CGU’s not included in the tables above, there is no reasonable possible change which would result in impairment.

16 Inventories

Inventory consisted of the following as at:

	31-Dec-11	31-Dec-10	31-Dec-09
Telephone handsets and accessories for sale	145	89	20
SIM-Cards	19	14	19
Scratch cards	23	9	4
Info materials	4	4	3
Equipment for sale	2	2	9
Other inventory	34	19	8

Total	227	137	63

Write-off of inventories for the years ended 31 December 2011, 31 December 2010 and 31 December 2009 were not significant.

17 Financial assets and liabilities

VimpelCom uses derivative instruments, including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes. The Company has designated the majority of its derivative contracts, which mainly relate to hedging the interest and foreign exchange risk of external debt, as formal hedges in 2011 and applies hedge accounting on these derivative contracts. The Company has not designated any of its derivative contracts as formal hedges in 2010 and 2009.

All derivatives are accounted for on a fair value basis and the changes in fair value are recorded in the income statement, except for options over non-controlling interests and derivative instruments which are accounted for using cash flow hedge accounting. Cash flows from derivative instruments are reported in the section in the statement of cash flows where the underlying cash flows are recorded.

Financial assets

The Company has the following financial assets at:

	31-Dec-11	31-Dec-10	31-Dec-09
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	4	—	—
Embedded derivatives on senior secured notes	41	—	—
Derivatives over non-controlling interest	73	14	19
Derivatives designated as hedges
Cross-currency and Interest rate exchange contracts	257	—	—
Interest rate exchange contracts	161	—	—

Total financial Instruments at fair value	536	14	19

Loans granted, deposits and other financial assets
Long term-loans granted to Globalive	962	—	—
Long term-loans granted to Crowell	—	176	328
Short term deposits	176	37	425
Long-term deposits	2	2	79
Interest receivable	154	4	16
Other investment	43	32	—
Other loans granted	8	—	4

Total loans granted, deposits and other financial assets	1,345	251	852

Total other financial assets	1,881	265	871

Total current	345	82	441
Total non-current	1,536	183	430

Loan receivable

Globalive

During 2008 OTH entered into two loan agreements with GWMC under which GWMC could borrow an amount of up to CAD 508 million. Both loans are non-revolving term loans bearing interest of Libor plus 18%. In 2009 the loan agreements were amended to increase the facility to CAD 608 million and were further amended during 2010 to increase the facility to CAD 970 million. Effective from January 1, 2011 the interest rate was reduced to Libor plus 10.8% and a further amount of CAD 207 million was advanced during 2011.

GWMC was awarded CAD 442 million of spectrum licenses in March 2009 and the loans are secured on a subordinated basis by an assignment of these licenses and are guaranteed on a non recourse basis.

GWMC launched its wireless network to the Canadian market in December 2009 and is therefore in the start-up phase of operations and has incurred losses to date. The Group’s share of these losses is in excess of the carrying value of the investment. As of December 31, 2011 the amount outstanding under such loan agreements, including accrued interest, was CAD 1,453 million equivalent to USD 1,423, the Group’s share of the excess losses of Globalive compared to the carrying value of the investment have therefore been disclosed together with the long term receivable (Note 8). After considering the share of such losses and management fees, the amount recorded in financial receivables is USD 962.

Crowell

In February 2008 the Company loaned USD 350 to Crowell, the non-controlling shareholder in the Company’s subsidiaries – Limnotex and Menacrest. The loan bore 10% annual interest rate and was collaterized by 25% of shares in Limnotex. The maturity of the loan was 18 months. In May 2009 the key terms of the loan agreement were changed amending the pledge for 100% shares in Menacrest, interest rate to USD 10 per annum and maturity to February 2014. The changes required derecognition of the previous loan and recognition of a new one at the fair value. The difference between the carrying value of the loan derecognized and the fair value of the new one amounted to USD 78 and was offset against decrease of liability to non-controlling interest in Menacrest. On 20 October 2010, part of the loan was settled through the offset of purchase price of 50.1% of interest in Menacrest at the amount of USD 150 (Note 4). In August 2011 the loan and unpaid interest were foregiven as a part of the restructuring transaction in exchange for release of the commitment to exercise the call option for 25% shares of Limnotex (Note 7).

Description of derivative financial instruments

Interest rate exchange contracts

In connection with the offering of our USD 500 6.2546% notes due March 2017 and USD 1,500 7.5043% notes due March 2022 on June 22, 2011, the Company entered into interest rate swap transactions to effectively swap the fixed interest rates on the five-year and 10-year notes for floating interest rates based on three-month U.S. dollar LIBOR. The weighted average spread over LIBOR for the five-year notes is 4.187%, and for the 10-year notes is 4.375%. We entered into these swap transactions effective June 29, 2011, with Barclays Bank plc, BNP Paribas, HSBC Bank plc, ING Bank N.V., The Royal Bank of Scotland plc and UBS A.G. The swap transactions have a term extending through the maturity of the June Bonds, but the Company has an option to terminate and unwind them at any time through fair value settlement mechanism. On each of 1 March 2015 and 1 March 2018, the fair value of the interest rate swap transactions related to the notes due March 2022 shall be reset to zero by adjusting the spread over the U.S. dollar LIBOR to the then prevailing swap rate to maturity.

Cross currency and interest rate exchange contracts

In July 2009, Wind Acquisition Finance S.A. has entered into 10 Cross-Currency Interest Rate Swap agreements with 8 banks to reduce the volatility of cash flows of USD denominated debt in the amount of USD 2,000 and related interest from 13 July 2009 to 15 July 2017. Wind Acquisition Finance S.A. pays a fixed EUR rate equal to on average 11.73% and receives a fixed USD rate of 11.75%.

In November 2010, Wind Acquisition Finance S.A. has entered into 11 Cross-Currency Interest Rate Swap agreements with 9 banks to reduce the volatility of cash flows of USD denominated debt in the amount of USD 1,300 and related interest from 26 November 2010 to 15 February 2018. Wind Acquisition Finance S.A. pays a fixed EUR rate equal to on average 7.46% and receives a fixed USD rate of 7.25%.

In previous years, Pakistan Mobile Communications Limited has entered into several Cross-Currency Interest Rate Swap Agreements to reduce the volatility of cash flows of USD and EUR denominated debt with current outstanding balances of USD 144 and EUR 51, and related interest with maturities between 28 February 2012 and 28 February 2014. Pakistan Mobile Communications Limited pays floating 6 months KIBOR rates plus spreads ranging from 0.895% to 4.565%.

Financial liabilities

The Company has the following financial liabilities at:

	31-Dec-11	31-Dec-10	31-Dec-09
Financial instruments at fair value through profit or loss
Bank loans and bonds, equipment financing at fair value
Bank loans and bonds, principle	2,116	—	—
Equipment financing, principle	94	—	—
Fair value adjustment to bank loans and bonds, principle	184	—	—
Interest accrued related to financial liabilities at fair value	75	—	—
Discounts, unamortized fees related to financial liabilities at fair value	(33)	—	—
Derivatives not designated as hedges
Derivatives over non-controlling interest	391	690	845
Foreign exchange contracts	—	—	4
Derivatives designated as hedges
Foreign exchange contracts	2	—	—
Interest rate exchange contracts	143	—	—

Total financial Instruments at fair value	2,972	690	849

Other financial liabilities at amortised cost
Bank loans and bonds at amortized cost
Bank loans and bonds, principle	23,360	5,414	7,138
Unamortised fair value adjustment under acquisition method of accounting	910	—	—
Interest accrued	391	66	100
Discounts, unamortized fees	(69)	(52)	(99)
Equipment financing at amortized costs
Equipment financing, principle	340	246	256
Interest accrued	1	1	1
Loans from others at amortized costs
Loans from others, principle	917	—	3
Interest accrued	20	—	1

Total other financial liabilities at amortised cost	25,870	5,675	7,400

Total other financial liabilities	28,842	6,365	8,249

Total current	3,118	1,228	1,907
Total non-current	25,724	5,137	6,342

Unamortized fair value adjustment under acquisition method of accounting relates to the fair value remeasurement of listed debt acquired in the business combination with Wind Telecom (Note 7). This adjustment will be amortized over six years by reducing interest expenses.

Description of derivative financial instruments

Interest rate exchange contracts

On 27 October 2007, Sovintel entered into a three-year Interest Rate Swap agreement with Citibank, N.A. London Branch, to reduce the volatility of cash flows in the interest payments for variable-rate debt in the amount of USD 225. Pursuant to the agreement, Sovintel exchanged interest payments on a regular basis and paid a fixed rate equal to 4.355% in the event LIBOR floating rate is not greater than 5.4%, and otherwise Sovintel paid LIBOR floating rate. As of 25 October 2010, Sovintel fully exercised a SWAP under its Interest Rate SWAP agreement with Citibank.

In November and December 2010, WIND Telecommunicazioni S.p.A. has entered into 15 Interest Rate Swap agreements with the same number of banks to reduce the volatility of cash flows in the interest payments for variable-rate debt in the amount of EUR 3,380 until 26 March 2012 and 26 September 2012. WIND Telecommunicazioni S.p.A. pays a fixed rate equal to on average 1.81% and receives EURIBOR 1 month floating rate.

In November and December 2010, WIND Telecommunicazioni S.p.A. has entered into 13 Interest Rate Swap agreements with the same number of banks to reduce the volatility of cash flows in the interest payments for variable-rate debt in the amount of EUR 2,990 from 26 September 2012 to different dates between 26 September 2013 and 26 September 2017. WIND Telecommunicazioni S.p.A. pays a fixed rate equal to on average 2.41% and receives EURIBOR 6 month floating rate.

Foreign exchange contracts

During 2008 the Company entered into a number of option agreement (zero-cost collar) with various banks and received a right to purchase US dollars in the total amount of USD 1,496 for Russian rubles at a specified range of Russian rubles per one US dollar in exchange for granting to the same banks a right to sell the same amount of US dollars to VimpelCom at a specified range of Russian rubles per one US dollar. Options were exercisable at various dates ranging from August 2008 to March 2009 and were fully exercised in as of 31 December 2009.

In March 2009, VimpelCom entered into a series of forward agreements with BNP Paribas and Citibank to acquire US dollars in the amounts of USD 101 and USD 66, respectively, at rates ranging from 38.32 to 39.72 Russian rubles per one US dollar, to hedge its short-term US dollar-denominated liabilities due in the fourth quarter of 2009. These forward agreements were fully exercised as of 31 December 2009.

Interest-bearing bank loans and bonds

The Company has the following interest-bearing loans and bonds:

				Principle amount outstandings as of:
Lender	Interest rate	Maturity	Currency	31-Dec-11	31-Dec-10	31-Dec-09
Sberbank	8.4%-9.3%	2012-2015	RUR	3,460	1,429	1,437
Senior Secured Notes 2018	7.4%	2018	EUR	2,264	—	—
June Bonds	LIBOR + 4% -7.5%	2014-2021	USD	2,200	—	—
Senior Secured Notes 2017	11.8%	2017	USD	2,000	—	—
Senior Facility Agreement – Tranche A1 and A2	1mEuribor+4,00	2016	EUR	1,831	—	—
Senior Facility Agreement – Tranche B1	1mEuribor+4,25	2017	EUR	1,726	—	—
Senior Secured Notes 2017	11.8%	2017	EUR	1,617	—	—
Senior Secured Notes 2018	7.3%	2018	USD	1,300	—	—
Eurobonds 2021	7.5%	2021	USD	1,000	—	—
Eurobonds 2018	9.1%	2018	USD	1,000	1,000	1,000
Eurobonds 2016	6.5-8.3%	2016	USD	1,100
Senior Facility Agreement – Tranche B2	1mEuribor+4,50	2017	EUR	881	—	—
PIK Proceeds Loan Agreement	12.3%	2017	USD	754	—	—
Eurobonds 2013	8.4%	2013	USD	801	801	801
Ruble Bonds 2015	8.3%	2015	RUR	621	656	—
Bridge loan facility	3mEURIBOR + 7,50%	2012	EUR	647	—	—
PIK Proceeds Loan Agreement	12.3%	2017	EUR	507	—	—
Ruble Bonds 2014	15.2%	2014	RUR	311	328	331
Ruble Bonds 2013	9.3%	2013	RUR	311	328	331
MCB Bank Limited	6m KIBOR +1.3%	2012	PKR	204	—	—
Euro Bond (Senior Notes)	8.6%	2013	EUR	112	—	—
UBS (Luxembourg) S.A.	8.3%	2016	USD	—	600	600
UBS (Luxembourg) S.A.	8.4%	2011	USD	—	185	185
UBS (Luxembourg) S.A.	8.0%	2010	USD	—	—	279
UBS (Luxembourg) S.A.	10.0%	2009	USD	—	—	—
Citibank International plc	6M LIBOR + 0.1%	2012	EUR	12	28	45
USD 3,500 Loan Facility (Facility B)	LIBOR + 1.5%	2010	USD	—	—	1,170
EUR600 million Loan Facility	EURIBOR + 2.3%	2010	EUR	—	—	632
Svenska Handelsbanken AB	6M LIBOR + 3.2%	2010	EUR	—	—	58
USD 275 Loan Facility	LIBOR + 1.5%	2012	USD	—	—	190
Other loans				817	59	79

Total bank loans and bonds				25,476	5,414	7,138

Less current portion				(2,304)	(1,092)	(1,729)

Long-term portion of bank loans and bonds				23,172	4,322	5,409

Equipment financing obligations

VimpelCom has entered into agreements with different equipment vendors for the purchase and installation of mobile telecommunications GSM network equipment. These agreements allow for the expenditures to be deferred similar to a long term debt agreement. In such cases no cash flows are presented in the statement of cash flows as part of investing activities but rather as part of financing. The following table provides a summary of VimpelCom’s material outstanding equipment financing indebtedness, including bank loans obtained for the purposes of financing equipment purchases.

				Principle amount outstandings as of:
	Interest rate	Maturity	Currency	31-Dec-11	31-Dec-10	31-Dec-09
HSBC	3M MOSPRIME+1,05% premium EKN USD	2017	RUR	154	—	—
Unicredit – HVB	AB SEK Rate+0,75%	2016	USD	101	124	90
Huawei	Libor 6m+ 5.5%, cap at 7%	2014	USD	38	—	—
Cisco	7.4%	2014	RUR	36	—	—
Cisco	7%	2014	RUR	24	—	—
China Construction Bank	base rate 6M Libor +2.1%	2017	USD	17	—	—
AN2	3.5%	2014	USD	12	—	—
Huawei	Libor 6m+ 5.5%, cap at 7%	2014	USD	12	—	—
Others				40	122	166
Total equipment financing				434	246	256

Less current portion				(123)	(70)	(74)

Long-term portion of equipment financing				311	176	182

Loans from others

The Company has the following loans from other parties:

				Principle amount outstandings as of:
	Interest rate	Maturity	Currency	31-Dec-11	31-Dec-10	31-Dec-09
Debt to Italian Government (LTE)	Rendistato+1%	2016	EUR	524	—	—
Annuity loans several lender unwound swaps	0%	2016	EUR	321	—	—
Others				72	—	3
Total loans from others				917	—	3

Less current portion				(221)	—	(3)

Long-term loans from others				696	—	—

Hedging activities and derivatives

Derivatives designated as hedging instruments

The Company uses cross currency interest rate swaps and interest rate swaps to manage some of its transaction exposures and/or interest exposure related to loans and borrowings. These derivative contracts are either designated as cash flow or fair value hedges and are entered into for periods up to the maturity date of the hedged loans and borrowings.

The company uses the following types of hedge accounting:

•	Cash flow hedge accounting used to hedge the risk on future foreign currency cash flows and floating interest rate cash flows;

•	Fair value hedge accounting used to convert the USD fixed interest rate on financial liabilities into USD floating interest rate.

Below is a summary with further details on the Company’s hedges:

	Risk being hedged	Nominal value	Fair value assets	Fair value liabilities
At 31 December 2011

Cash flow hedge accounting
Cross currency interest rate swaps	Currency	3,300	200	—
Interest rate swaps	Interest	4,373	—	143

Fair value hedge accounting
Interest rate swaps	Interest	2,000	161	—
Cross currency interest rate swaps	Currency	210	57

The following table shows the periods in which the cash flows of the derivatives, to which cash flow hedge accounting applies, are expected to occur:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2011
Cash flows	(38)	(52)	3	(64)	(151)
Cash flow hedge reserve					205

Derivatives not designated as hedging instruments

The Company uses foreign currency denominated borrowings and forward currency contracts to manage some of its transaction exposures. These currency forward contracts are not designated as cash flow, fair value or net investment hedges and are entered into for periods consistent with currency transaction exposures, generally from one to 24 months.

Derivatives over non-controlling interest – Put and call options

Limnotex

On 27 June 2008 the Company entered into call and put option agreements of 25% over the shares of the subsidiary Limnotex, which owns 100% of KaR-Tel, Kazakhstan, which was amended at 29 May 2009. The call option has an exercise price that is based on EBITDA (Earning Before Income Taxes, Depreciation and Amortization) and net debt of KaR-Tel and is exerciseable in a period of 3 years beginning on the date on which Kartels financial results for the year 2011 are available. The put option has a fixed exercise price of USD 550 and is exerciseable in the period 1 January 2010 to 31 December 2010 and further amended at May 29, 2009 to the period 1 January 2013 to 31 December 2013. The put option granted to the non-controlling interests give rise to a financial liability which is initially measured at the present value of the redemption amount. Therefore the Company accounted for a liability regarding these arrangements of USD 686 and USD 597 as of 31 December 2010 and 31 December 2009 respectively, representing the fair value of the underlying redemption amount whereas the change in fair value is recorded in equity. The expected undiscounted outcomes of the liability for 2010 are within a range of USD 786 to USD 1,006 (2009: USD 718 to USD 848). The outcome is influenced by changes in the following variables:

Variable	Increase variable	Decrease variable	Effect increase variable on liability		Effect decrease variable on liability
EBITDA KaR-Tel	+10%	-10%	USD	65	USD	(65)
Discount rate	+1 p.p.	-1p.p.	USD	(9)	USD	8

As the Company concluded there is no present access to benefits over all shares held by non-controlling shareholders, subsequent changes in the carrying amount are recognized in equity.

On 24 August 2011 the put and call options in Limnotex were amended (Note 7). After the amendments, Crowell holds two put options for Limnotex shares: the first put option for 13.5% is exercisable during 2013 at a fixed price of USD 297 and the second put option for 15% is exercisable during 2017 at a fixed price of USD 330. The put option granted to the non-controlling interests give rise to a financial liability which is initially measured at the present value of the redemption amount. Therefore the Company accounted for a liability regarding these arrangements of USD 396 as of 31 December 2011, representing the fair value of the underlying redemption amount whereas the change in fair value is recorded in equity since there is no present access to benefits over all shares held by non-controlling shareholders. The outcome is dependent on discount rate – in case the rate increases for 1 pp the liability will decrease for USD 12, in case the rate decreases for 1 pp the liability will increase for USD 13.

The call options as amended allow the Company to acquire the total of 28.5% of Limnotex shares. Both options are exercisable during the period between April 2012 and May 2018. The call option does not give the Company present ownership rights. Therefore the option is accounted for as a financial asset at fair value through profit or loss and accounted for as an asset regarding these arrangements of USD 72 as of 31 December 2011, representing the fair value of the option af of 31 December 2011. The fair value of the options was determined based on expected exercise period at May 2018 and estimated exerice price of USD 1,453. The outcome is influenced by changes in the following variables:

Variable	Increase variable	Decrease variable	Effect increase variable on asset		Effect decrease variable on asset
Exercise period	+ 1 year	- 1 years	USD	2	USD	4
Exercise price	+10%	-10%	USD	(10)	USD	(13)

Menacrest Ltd

On 11 February 2008 the Company acquired two call options of 50.1% and 49.9% respectively over the shares of the subsidiary Menacrest Ltd, Cyprus, which owns 100% of Sky Mobile, Kyrgyzstan. The first call option was exerciseable at any time before a certain date in 2010 and its price was fixed. The call option gave the Company present ownership through its current access to the underlying benefits, and as a result a financial liability has been recognized to the non-controlling shareholder under the call option, with changes in the carrying value recognized in the income statement.

In May 2009 the call option terms were amended allowing the Company to use fair value market option of the exercise price linked to the value of the underlying shares in Menacrest. A decrease in value of the liability was offset against the loss from derecognition of the Loan to Crowell. Under the amended terms the Company lost the present ownership access to the underlyinig benefits. Subsequent changes to the liability are therefore recognized in equity. The first call option exercise period was prolonged to February 2014 and the call option has to be exercised at its end. The first call option was exercised on 20 October 2010 (Note 4).

The second call option has an exercise price that is based on the highest of a fixed price and a formula based on EBITDA minus net debt. The option is exerciseable at any time up to three months following the date of issue of the Minacrest’s financial statements 2014. The call option does not give the Company present ownership rights. Therefore the option is accounted for as a financial asset at fair value through profit or loss and accounted for as an asset regarding these arrangements of USD 9 as of 31 December 2010 and 2009, representing the fair value of the option as of 31 December 2010. In case each of the variables to the formula changes by 10% it will not have a material impact on the value of asset.

In August 2011 the terms of both options were amended as a part of the Restructuring transaction (Note 7).

Other options

The Company entered into call and put options over noncontrolling interest of its subsidiaries and additional interest in its associates which are not significant in aggregate. In case each of the variables to the valuation of options changes by an increase or a decrease by 10% it will not have a material impact on the consolidated financial statements.

Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements as at December 31 (based on future cash flows discounted at current market rates):

	Carrying value			Fair value
	31-Dec-11	31-Dec-10	31-Dec-09	31-Dec-11	31-Dec-10	31-Dec-09
Financial assets
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	4	—	—	4	—	—
Embedded derivatives on senior secured notes	41	—	—	41	—	—
Derivatives over non-controlling interest	73	14	19	73	14	19
Derivatives designated as hedges
Cross-currency and Interest rate exchange contracts	257	—	—	257	—	—
Interest rate exchange contracts	161	—	—	161	—	—

Total financial Instruments at fair value, assets	536	14	19	536	14	19

Loans granted, deposits and other financial assets
Long term-loans granted to Globalive	962	—	—	1,407	—	—
Long term-loans granted to Crowell	—	176	328	—	176	325
Bank deposits	178	38	504	178	38	504
Interest receivable	154	4	16	154	4	16
Other investment	43	33	—	43	33	—
Other loans granted	8	—	4	7	—	5

Total loans granted, deposits and other financial assets	1,345	251	852	1,789	251	850

Trade and other receivables	2,711	623	664	2,711	623	664

Cash and cash equivalents	2,325	885	1,451	2,325	885	1,451

Total financial assets	6,917	1,773	2,986	7,361	1,773	2,984

Financial instruments at fair value through profit or loss
Bank loans and bonds at fair value	2,436	—	—	1,923	—	—
Derivatives not designated as hedges				—	—	—
Derivatives of non-controlling interest	391	690	845	391	690	845
Foreign exchange contracts	—	—	4	—	—	4
Derivatives designated as hedges				—	—	—
Foreign exchange contracts	2	—	—	2	—	—
Interest rate exchange contracts	143	—	—	143	—	—

Total financial Instruments at fair value, liabilities	2,972	690	849	2,459	690	849

Total other financial liabilities at amortised cost	25,870	5,674	7,400	22,868	6,092	7,736

Trade and other payables	4,566	1,024	761	4,566	1,024	761

Total financial liabilities	33,408	7,388	9,010	29,893	7,806	9,346

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values were estimated based on quoted market prices of our bonds, derived from market prices or by using discounted cash flows under the agreement at the rate applicable for the instruments with similar maturity and risk profile.

Fair value hierarchy

As at 31 December 2011, 2010 and 2009 the Company held financial instruments carried at fair value on the statement of financial position in accordance with IAS 39.

The Company measures the fair value of derivatives except for options related to business combinations on a recurring basis, using observable inputs (Level 2), such as LIBOR, EURIBOR and swapcurves, basis swap spreads and foreign exchange rates, floating rates for USD using income approach with present value techniques.

The Company measures the fair value of options related to business combinations on a recurring basis, using unobservable inputs (Level 3), such as projected redemption amounts, volatility, fair value of underlying shares using income approach with present value techniques and Black-Scholes model.

The following table provides the disclosure of fair value measurements separately for each major class of assets and liabilities measured at fair value.

As of December 31, 2011
Description	(Level 1)	(Level 2)	(Level 3)

Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	4	—
Embedded derivatives on senior secured notes	—	—	41
Derivatives of non-controlling interest	—	—	73
Derivatives designated as hedges

Cross-currency and Interest rate exchange contracts	—	257	—
Interest rate exchange contracts	—	161	—

Total financial Instruments at fair value, assets	—	422	114

Financial instruments at fair value through profit or loss
Bank loans and bonds at fair value	—	2,300	—
Equipment financing at fair value		94
Interest accrued related to financial liabilities at fair value		75
Discounts, unamortized fees related to financial liabilities at fair value		(33)
Derivatives over non-controlling interest	—	—	391
Derivatives designated as hedges
Foreign exchange contracts	—	2	—
Interest rate exchange contracts	—	143	—

Total financial Instruments at fair value, liabilities	—	2,580	391

	As of 31 December 2010
Description	(Level 1)	(Level 2)	(Level 3)

Financial instruments at fair value through profit or loss
Derivatives over non-controlling interest	—	—	14

Total financial Instruments at fair value, assets	—	—	14

Financial instruments at fair value through profit or loss
Derivatives over non-controlling interest	—	—	690

Total financial Instruments at fair value, liabilities	—	—	690

	As of 31 December 2009
Description	(Level 1)	(Level 2)	(Level 3)

Financial instruments at fair value through profit or loss
Derivatives over non-controlling interest	—	—	19

Total financial Instruments at fair value, assets	—	—	19

Financial instruments at fair value through profit or loss
Derivatives over non-controlling interest	—	—	845
Foreign exchange contracts	—	4	—

Total financial Instruments at fair value, liabilities	—	4	845

The movement of financial instruments measured at the fair value using unobservable inputs (Level 3) is presented below:

	As of December 31, 2011	Currency translation adjustment	Accrual of noncontrolling interest	Change in fair value reported in earnings	Change in fair value reported in equity	Acquired in business combinations	Purchased	Sold/Settled	As of December 31, 2010
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Embedded derivatives on senior secured notes	41	19		(249)	—	271	—	—	—
Derivatives of non-controlling interest	73	—	—	(2)	—	—	69	(8)	14

Total financial Instruments at fair value, assets	114	19	—	(251)	—	271	69	(8)	14

Financial instruments at fair value through profit or loss
Derivatives of non-controlling interest	391	—	18	(1)	53	—	375	(744)	690

Total financial Instruments at fair value, liabilities	391	—	18	(1)	53	—	375	(744)	690

	As of December 31, 2010	Currency translation adjustment	Accrual of noncontrolling interest	Change in fair value reported in earnings	Change in fair value reported in equity	Acquired in business combinations	Purchased	Sold/Settled	As of December 31, 2009
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Derivatives of non-controlling interest	14	—	—	(5)	—	—	—	—	19

Total financial Instruments at fair value, assets	14	—	—	(5)	—	—	—	—	19

Financial instruments at fair value through profit or loss
Derivatives of non-controlling interest	690	—	18	(33)	10	—	—	(150)	845

Total financial Instruments at fair value, liabilities	690	—	18	(33)	10	—	—	(150)	845

18 Trade and other receivables

Trade and other receivables consisted of the following at:

	31 December 2011	31 December 2010	31 December 2009

Trade accounts receivable, gross	3,445	661	698
Allowance for doubtful accounts	(780)	(70)	(59)

Trade accounts receivable, net	2,665	591	639
Roaming discounts	46	32	25

	2,711	623	664

As at 31 December 2011 trade receivables at initial value of USD 780 (2010: USD 70 and 2009: USD 59) were impaired and fully provided for. See below for the movements in the provision for impairment of receivables :

	2011	2010	2009
Balance as of January 1,	70	59	32
Acquisition of a subsidiary	693	—	—
Provision for bad debts	153	57	56
Accounts receivable written off	(75)	(49)	(19)
Foreign currency translation adjustment	(63)	3	(10)

Balance as of December 31,	780	70	59

As at 31 December the ageing analysis of trade receivables is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			< 30 days	30–120 days	> 120 days
31-Dec-11	2,665	1,602	459	219	385
31-Dec-10	591	59	339	96	97
31-Dec-09	639	26	360	124	129

19 Cash and cash equivalents

Cash and cash equivalents consisted of the following items as at:

	31-Dec-11	31-Dec-10	31-Dec-09
Cash at banks and on hand	1,694	415	912
Short-term deposits with the original maturity of less than 90 days	631	470	539

Total cash and cash equivalents	2,325	885	1,451

Cash at banks earn interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

At 31 December 2011, the Company has Revolving Credit Facilities available maturing in November - December 2014. The facilities are for the amounts of USD 225, EUR 205 and RUB 15,000, totaling to USD 956 equivalent and are not utilized at 31 December 2011. At 31 December 2010, 31 December 2009 and 1 January 2009 the Company did not have available undrawn committed borrowing facilities in respect of which all conditions precedent had been met.

The cash balances as of 31 December 2011 in Algeria of USD 886 (2010 and 2009 nil), Vietnam of USD 140 (2010 and 2009 nil) and Uzbekistan of USD 17 (2010: USD 34 and 2009: USD 98) are restricted due to local government or central bank regulations.

The company is not able to repatriate the cash balance of certain entities in Luxembourg and Italy as of 31 December 2011 of USD 506 due to existing covenants under borrowing facilities.

20 Issued capital and reserves

As of 31 December 2011 the Company had 2,630,639,827 (2010 and 2009: 2,000,000,000) authorized common shares with a nominal value of USD 0.001 per share, of which 1,628,199,135 shares were issued (2010: 1,302,559,308 and 2009: 1,023,620,440) and 1,618,120,527 shares outstanding (2010: 1,292,050,700 and 2009: 1,014,291,580). The holders of common shares are, subject to our bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. Each fully paid common share entitles its holder to (a) participate in shareholder meetings, (b) have one vote on all issues voted upon at a shareholder meeting, except for the purposes of cumulative voting for the election of the supervisory board, in which case each common share shall have the same number of votes as the total number of members to be elected to the supervisory board and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates, (c) receive dividends approved by the supervisory board, (d) in the event of our liquidation, receive a pro rata share of our surplus assets; and (e) exercise any other rights of a common shareholder set forth in our bye-laws and Bermuda law.

As of 31 December 2011, the Company also had 433,532,000 authorized convertible voting preferred stock with a nominal value of USD 0.001 per share (2010 and 2009: 128,532,000), of which 433,532,000 shares are issued and outstanding (2010 and 2009: 128,532,000). The redemption value of convertible preference shares are reflected in other financial liabilities. The convertible shares of preferred stock entitle its holder to one vote per convertible preferred share, voting together with the common shares as a single class, except where cumulative voting applies when electing directors. Convertible preferred shares do not have dividend rights. The holders of convertible preferred shares, in the event of our winding-up or dissolution, are not entitled to any payment or distribution in respect of our surplus assets. The holders of convertible preferred shares are, subject to our by-laws and Bermuda law, entitled to convert their convertible preferred shares, at their option, at any time (a) after the date which is two years and six calendar months after the date of issue of the relevant convertible preferred shares but before the date which is five years after such date of issue and (b) during the period between the date on which a mandatory offer is announced and the final business day such offer is open for acceptance, in each case, in whole or in part, into common shares on the basis of one common share for one convertible preferred share. Upon conversion, the converting shareholder must pay to VimpelCom a conversion premium per share equal to the greater of (a) the closing mid market price of VimpelCom common ADSs on the NYSE on the date of the conversion notice, and (b) the 30 day volume weighted average price on the NYSE of VimpelCom common ADSs on the date of the conversion notice. Any convertible preferred shares not redeemed five years after their issue will be immediately redeemed by the company at a redemption price of USD 0.001 per share.

Shares held by the Company or its subsidiaries, which are treated as treasury shares, are recorded at cost. These shares amounts to 10,078,608 shares of common stock as of 31 December 2011 (2010: 10,508,608 and 2009: 11,328,860).

Change in capital surplus during 2011 primarily relates to the issuance of shares for the Wind Telecom acquisition and stock based compensation movements. Movement during 2010 (2009: nil) primarily related to issuance of shares for the Kyivstar acquisition and effect of the Exchange Offer as well as stock based compensation movements.

Share options exercised in each respective year have been settled using the treasury shares of the Company. The reduction in the treasury shares equity component is equal to the cost incurred to acquire the shares, on a weighted average basis. Any excess between the cash received from employees and reduction in treasury shares are recorded in share premium.

Nature and purpose of reserves

Other capital reserves

Share-based payment transactions

The share-based payment transactions reserve is used to recognise the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration. Refer to the Note 22 for further details of these plans.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. It is also used to record the effect of hedging net investments in foreign operations.

Cash flow hedge reserve

The cash flow hedge reserve is used to record accumulated impact of derivatives designated as cash flow hedges (Note 17).

21 Dividends paid and proposed

	2011	2010	2009
Dividends on ordinary shares declared during the year:
Interim dividend for 2009: 31 cents per share	—	—	319
First Interim dividend for 2010: 46 cents per share	—	594	—
Second Interim dividend for 2010: 19 cents per share	245	—	—
Final dividend for 2010: 15 cents per share	243	—	—
First Interim dividend for 2011: 45 cents per share	728	—	—

Total	1,216	594	319

Dividends on ordinary shares proposed for approval (not recognised as a liability as at 31 December):
Second Interim dividend for 2010: 19 cents per share	—	245	—
Final dividend for 2010: 15 cents per share	—	243	—
Final dividend for 2011: 35 cents per share	570	—	—

Total	570	488	—

Pursuant to Bermuda law, VimpelCom is restricted from declaring or paying a dividend if there are reasonable grounds for believing that (a) VimpelCom is, or would after the payment be, unable to pay its liabilities as they become due, or (b) the realizable value of VimpelCom assets would as a result of the dividend be less than the aggregate of VimpelCom liabilities.

On 17 December 2009, the Extraordinary General Meeting of Shareholders of OJSC VimpelCom approved an interim dividend payment based on the operating results for the nine months ended 30 September 2009 in the amount of RUR 190.13 per common share of VimpelCom common stock (the equivalent to USD 0.31 per ADS at the exchange rate as of 17 December 2009), amounting to a total of approximately RUR 9.75 billion (the equivalent to USD 319 at the exchange rate as of 17 December 2009). In accordance with Russian tax legislation, OJSC VimpelCom is required to withhold a tax of up to 15% on dividend payments which was approximately RUR 1.3 billion (or approximately USD 43 based on the Russian Central Bank exchange rate as of 17 December 2009).

The record date for the Company’s shareholders entitled to receive interim dividends of USD 0.46 per ADS amounting to a total interim dividend payment of approximately USD 594 has been set for 29 November 2010. The Company made appropriate tax withholdings of up to 15% when the dividend was mainly paid to the Company’s ADS depositary as of 31 December 2010.

On 7 March 2011, the Board declared the payment of a dividend of USD 0.19 per ADS in relation to the Company’s interim 2010 results. The total interim dividend payment was approximately USD 245 (gross of withholding tax where applicable) and paid on 25 March 2011.

On 14 April 2011, the Board declared the payment of a dividend of USD 0.15 per ADS in relation to the Company’s 2010 results. The total final dividend payment was approximately USD 243 (gross of withholding tax where applicable). The dividend was paid by the Company before 30 June 2011.

On 6 September 2011, the Board declared the payment of an interim dividend of USD 0.45 per ADS in relation to the Company’s 2011 results. The total interim dividend payment in the approximate amount of USD 728 (gross of withholding tax where applicable) was paid in December 2011.

22 Share-based payments

Stock Option Plans

The Company has adopted the Amended and Converted VimpelCom 2000 Stock Option Plan (the “2000 Plan”) and the VimpelCom 2010 Stock Option Plan (the “2010 Plan” and together with the 2000 Plan, the “Plans”). The 2000 Plan and the 2010 Plan state that the maximum aggregate number of shares (ADS) of VimpelCom Ltd. authorized to be issued which are 21,000,000 (adjusted to VimpelCom Ltd. shares) and 7,000,000, respectively.

The shares held by VC ESOP N.V., a subsidiary of VimpelCom, (10,078,608 VimpelCom Ltd. Shares as of 31 December 2011, 10,508,608 VimpelCom Ltd. Shares as of 31 December 2010 and 11,328,860 OJSC VimpelCom shares as of December 31, 2009) were treated as treasury shares in the accompanying consolidated financial statements.

The Plans are administered by a committee (“Committee”), which, as of 31 December 2011, consisted of the Compensation Committee of VimpelCom Ltd.’s Supervisory Board (the “Board”). The Committee has the power to determine the terms and conditions of grants under the Plan, including the number of options to be granted, the exercise price and the vesting schedule.

The options granted by OJSC VimpelCom prior to completion of the Exchange Offer on 21 April 2010, continue to be governed by the 2000 Plan (previously adopted by OJSC VimpelCom), with certain adjustments as were necessary to cause the 2000 Plan to apply to the Company’s common shares. All the information presented in this Note related to the period prior to 21 April 2010 have been recast accordingly. Upon the Exchange Offer, 111,660 stock options of participants who left OJSC VimpelCom before 21 April 2010 were converted into SARs and forfeited as of 31 December 2010.

In 2010, VimpelCom’s Board adopted the 2010 Plan for the issue of stock options to directors, senior managers and other employees of VimpelCom. An option, upon vesting, entitles the holder to purchase one common share of the Company at the price determined by the Committee.

In June 2010, the Committee approved the issuance of up to 1,250,000 options to senior managers of the Company. The exercise price is ranging from USD 15.14 to USD 16.65 per option. These options generally vest over three years subject to achievement of key performance indicators. 150,000 and 455,555 options were granted during 2011 and 2010 respectively.

In December 2010, 2,855,000 options were approved to be issued by the Committee under the 2010 Plan with the exercise price of USD 16.74 per option. 2,765,000 options were granted on 22 July 2011.

In 2011 certain senior managers were granted 142,500 options. The exercise price is ranging from USD 10.48 to USD 12.60 per option. These options generally vest over two or three years subject to achievement of key performance indicators.

Shares Awards

Pursuant to a Share Sale and Purchase Agreement (the “Agreement”) dated as of 4 January 2010, on 27 April 2010, the Company’s former CEO, Alexander Izosimov, acquired 50,000 of our common shares after the closing of the Exchange Offer for a price of USD 18.10 per share, which was equal to the price of VimpelCom common shares on the first business day following the Exchange Offer. Additionally, pursuant to the Agreement, the Company agreed to grant, in 2012, up to 1,000,000 (“Contribution”) additional common shares (or the ADS equivalent) to Mr. Izosimov based on its achieving revenue and performance targets for performance in 2010 and 2011. In connection with Mr. Izosimov’s mutually agreed termination of employment effective after June 30, 2011, the company made a cash payment to Mr. Izosimov in lieu of any rights to shares under the Agreement and the Agreement was terminated. That agreement was accounted for as stock based compensation under the guidance of IFRS 2, Share-based Payment.

In 2011 certain senior managers were awarded 700,000 shares according to their employment contracts.

SAR’s plans

In 2009, OJSC VimpelCom’s Board adopted a SARs plan for senior managers and employees. Following the completion of the Exchange Offer, the plan was modified to provide that it will be administered by the Company’s CEO and the Committee determines the aggregate number of SARs that may be granted. A SAR, upon vesting, entitles the holder to receive a cash amount per SAR equal to any excess of the NYSE closing price of an ADS on the exercise date over the price at which such SAR was granted. In 2009, OJSC VimpelCom’s Board authorized the granting of 2,266,000 SARs.

On 26 November 2009, and on 18 January 2010, 2,050,760 and 71,200 of SARs, respectively, were granted, 50% of which become vested on 1 June 2010 and 50% become vested on 1 June 2011 if the growth of KPIs exceeds certain parameters in 2009 as compared to 2008. If this condition is not met, 100% of SARs granted vest on 1 June 2011 if the growth of KPIs exceeds certain parameters in 2010 as compared to 2009. Also, upon the Exchange Offer, 111,660 stock options were converted into SARs and were forfeited as of 31 December 2010. The obligation under this plan is classified in other non-financial liabilities in the balance sheet.

Phantom plans

In addition to the Plans and SARs, members of the Board who are not employees participate in a “phantom” stock plan. The details of such plans are described in Note 26.

VimpelCom’s senior managers are also eligible to receive phantom ADSs in an amount approved by the Committee. The Committee determines the aggregate amount of phantom ADSs that may be granted to senior managers in each calendar year. In 2009, 2010 and 2011, the Committee authorized the granting of 820,000, nil and nil phantom ADSs, respectively.

The following table summarizes the activity for the Plans and SARs:

	Number of SARs (units) Options			SARs
	2011	2010	2009	2011	2010	2009
Options/SARs outstanding, beginning of year	5,018,915	6,601,000	11,445,940	1,590,660	2,016,440	—
Options/SARs granted or converted from ESOP	3,701,945	604,622	1,815,000	580,000	182,860	2,050,760
Options/SARs exercised	(130,000)	(820,260)	(1,943,420)	(90,960)	(190,760)	—
Options/SARs modified or converted to SARs	—	(111,660)	(3,630,000)	—	—	—
Options/SARs forfeited	(3,307,820)	(1,254,787)	(1,086,520)	(211,240)	(417,880)	(34,320)

Options/SARs outstanding, end of year	5,283,040	5,018,915	6,601,000	1,868,460	1,590,660	2,016,440

Options/SARs fully vested and exercisable, end of year	1,875,540	4,078,000	5,487,320	1,288,460	777,320	—

No stock options expired in the years ended 31 December 2011, 2010 or 2009.

The following table summarizes the weighted-average exercise prices of options and SARs for the year ended 31 December 2011.

	Stock Options Plan 2010	Stock Options Plan 2000	SARs
The number of options/SARs outstanding , beginning of year	455,555	4,563,360	1,590,660
Weighted-average exercise price of options/SARs outstanding, USD per option/SAR	16.3	18.6	13.4
Weighted-average grant-date fair value at the beginning of the year, USD per option/SAR	6.2	1.3	11.7

The number of options/SARs granted or converted from ESOP	3,701,945	—	580,000
Weighted-average exercise price of options/SARs granted, USD per option/SAR	13.2	—	15.6
Weighted-average grant-date fair value of options/SARs granted during the year, USD per option/SAR	3.8	—	0.4

The number of options/SARs exercised	—	(130,000)	(90,960)

The number of options/SARs forfeited/modified/converted to SARs	—	(3,307,820)	(211,240)
Weighted-average exercise price of options/SARs forfeited, USD per option/SAR	—	19.8	14.7

The number of options/SARs outstanding, end of year	4,157,500	1,125,540	1,868,460
Weighted-average exercise price of options/SARs outstanding, USD per option/SAR	12.3	15.6	9.1
Weighted-average grant-date fair value at the end of the year, USD per option/SAR	3.6	1.9	8.1

Out of the options/SARs outstanding at the end of the year the number of options/SARs fully vested and exercisable	750,000	1,125,540	1,288,460

The average share price for the years ended 31 December 2011, 2010 and 2009 was USD 12.5 per share, USD 16.4 per share and USD 12.9 per share respectively.

Valuation approach

The fair value of the options has been estimated using a Black Scholes option pricing model. The fair value of each grant is estimated on the date of grant (or date of modification). In estimating the fair value, the Company used significant assumptions.

Expected term of the options was determined based on analysis of historical behavior of stock option participants. Expected volatility of VimpelCom’s shares was estimated based on the historical volatility of the shares on the New York Stock Exchange over the period equal to the expected life of the option granted and other factors.

The dividend yield was included into the model based on expected dividend payment. The risk free rate was determined using the rate on the United States Government Bonds, having a remaining term to maturity equal to the expected life of the options, approximated where applicable. Forfeiture rate was determined as an average for the historic experience for all grants.

The following table illustrates the major assumptions of the Black Scholes model for the options and SARs for the years ended 31 December:

	2011	2010	2009
Expected volatility	91%-184%	39% - 107%	92% - 138%
The weighted-average expected term (in years)	1.48	1.76	1.80
Expected dividend yield	1.8%-2.2%	2.2% - 3.9%	0% - 2.2%
Risk free interest rate	5.3%-11.2%	4.8% - 5.9%	7.0% - 9.77%
Forfeiture rate	0.07	0.07	0.06

The total expenses recognized in these consolidation financial statement with respect to stock-based compensation were USD 15, USD 3, USD 4 for the years ended 31 December 2011, 2010 and 2009 respectively. The total unrecognized expenses with respect to stock-based compensation were USD 5 as of 31 December 2011.

23 Provisions

The following table summarizes the movement in provisions for the years ended 31 December 2011, 2010 and 2009:

	Income taxes provisions	Tax provisions other than income tax	Provision for decommissioning	Legal provisions	Other provisions	Total provisions
At 1 January 2011	52	13	89	46	—	200
Acquisition of a subsidiary (Note 7)	—	82	12	48	244	386
Arising during the year	9	12	78	23	75	197
Utilised	—	(11)	(10)	(39)	(28)	(88)
Reclassification	10	(8)	1	(1)	(6)	(4)
Unused amounts reversed	(2)	(1)	—	(7)	(57)	(67)
Translation adjustment	(9)	(5)	1	(6)	(26)	(45)
Discount rate adjustment and imputed interest (change in estimates)	—	—	5	—	—	5

At 31 December 2011	60	82	176	66	202	584

Current 2011	30	82	—	20	50	182
Non-current 2011	30	—	176	44	152	400

	59	82	176	65	202	584

At 1 January 2010	74	11	42	—	—	127
Acquisition of a subsidiary (Note 7)	—	1	—	1	—	2
Arising during the year	(5)	3	11	65	—	74
Utilised	(11)	—	—	(20)	—	(31)
Unused amounts reversed	—	(2)	—	—	—	(2)
Translation adjustment	(6)	—	—	—	—	(6)
Discount rate adjustment and imputed interest (change in estimates)	—	—	36	—	—	36

At 31 December 2010	52	13	89	46	—	200

Total current	—	13	—	46	—	59
Total non-current	52	—	89	—	—	141

	52	13	89	46	—	200
At 1 January 2009	44	6	49	—	—	99
Arising during the year	53	5	8	—	—	66
Translation adjustment	—	—	(2)	—	—	(2)
Utilised	(23)	—	—	—	—	(23)
Discount rate adjustment and imputed interest (change in estimates)	—	—	(13)	—	—	(13)

At 31 December 2009	74	11	42	—	—	127

Total current	—	11	—	—	—	11
Total non-current	74	—	42	—	—	116

	74	11	42	—	—	127

Income tax provision

A provision has been recognized for the uncertaintities related to income taxes. Due to the fact that, subject to certain legal issues, certain years remain open to a repeated examination by the tax authorities in countries where the Company operates. Management is unable to reliably predict the outcome of any tax examinations and the materiality of their impact on VimpelCom’s consolidated financial statements, if any, except for the Algeria tax issue which is described further in Note 28.

Non-income tax provisions

A provision has been recognized for the uncertaintities related to other taxes where it is probable that the Company will have cash outflows.

Provision for decommissioning

VimpelCom has certain legal obligations related to rented sites for base stations. These legal obligations include obligations to remediate leased land and other locations on which base stations are located.

Legal provisions

A provision has been recognized for the uncertainties related to legal claims (Note 28) where it is probable that the Company will have cash outflows.

Other provisions

Provisions have been recognized related to oneorous contracts and restructuring payments.

24 Other non-operating (gains)/losses

Other non-operating (gains)/losses consisted of the following for the years ended 31 December

	2011	2010	2009
Change of fair value of derivatives over non-controlling interest	(2)	(38)	52
Change of fair value of embedded derivative	249	—	—

Reclassification of current period earnings of exchange differences on translation of foreign operations for equity interest in acquiree in business combination achieved in stages	43	—	—

Remeasurement of previously held investment in GTEL-Mobile	40	—	—
Loss from early debt retirement		—	19
Other gains/losses	(22)	3	(2)

	308	(35)	69

Please refer to Note 17 for further details on the changes in fair value of embedded derivative related to remeasurement of call option feature in financial liabilties of Wind Telecom and changes in fair value of derviatives over non-controlling interest.

Please refer to Note 7 for further details of reclassification of current priod earning of exchange differences on translation of foreign operations for equity interest in acquiree in business combination achieved in stages and remeasurement of the previously held investment in GTEL-Mobile.

25 Other non-financial assets and liabilities

Other current non-financial assets consisted of the following as at:

	December 31, 2011	December 31, 2010	December 31, 2009
Advances to suppliers	362	167	118
Input value added tax	162	138	97
Prepaid taxes	743	22	1
Deferred costs related to connection fees	39	13	7
Others	15	52	16

Other non-financial assets, current	1,320	392	239

Prepaid taxes include receivable of OTA under Algerian tax claims (Note 28).

Other non-current non-financial assets consisted of the following as at:

	December 31, 2011	December 31, 2010	December 31, 2009
Deferred costs related to connection fees	80	27	11
Long-term advances	—	—	29
Long-term input VAT	—	9	28
Other long-term assets	13	52	25

Other non-financial assets, non-current	93	88	93

Other current non-financial liabilities consisted of the following as at:

	December 31, 2011	December 31, 2010	December 31, 2009
Customer advances, net of VAT	874	452	376
Customer deposits	97	34	28
Other taxes payable	549	168	193
Other payments to authorities	167	—	—
Due to employees	263	108	113
Short-term deferred revenue	80	47	30

Other non-financial liabilities, current	2,030	809	741

Other non-current non-financial liabilities consisted of the following as at:

	December 31, 2011	December 31, 2010	December 31, 2009
Long-term deferred revenue	146	43	36
Provision for pensions and other post-employment benefits	99	—	—
Governmental grants	43	—	—
Other non-current liabilities	153	10	13

Other non-financial liabilities, non-current	442	53	49

26 Related parties

The consolidated financial statements include the financial statements of the Company and the following subsidiaries listed in the table:

Subsidiaries		Country of Incorporation	% ownership interest held by the group
			As of Dec 31, 2011	As of Dec 31, 2010	As of Dec 31, 2009
VimpelCom Amsterdam BV	Holding	Netherlands	100.00	100.00	100.00
VimpelCom Holdings BV	Holding	Netherlands	100.00	100.00	100.00
OJSC VimpelCom	Operating	Russia	100.00	100.00	100.00
PJSC Kyivstar	Operating	Ukraine	100.00	100.00	0.00
Wind Telecom S.p.A.	Holding	Italy	100.00	0.00	0.00
Wind Acquisition Holdings Finance S.p.A.	Holding	Italy	100.00	0.00	0.00
Wind Telecomunicazioni S.p.A.	Holding	Italy	100.00	0.00	0.00
Weather Capital S.à r.l.	Holding	Luxembourg	100.00	0.00	0.00
Weather Capital Special Purpose 1 S.A.	Holding	Luxembourg	100.00	0.00	0.00
Orascom Telecom Holding S.A.E.	Operating	Egypt	51.90	0.00	0.00
Orascom Telecom Algérie S.p.A.	Operating	Algeria	50.30	0.00	0.00
Pakistan Mobile Communications Limited	Operating	Pakistan	51.90	0.00	0.00
Orascom Telecom Bangladesh Limited	Operating	Bangladesh	51.90	0.00	0.00
Sotelco Ltd.	Operating	Cambodia	90.00	90.00	90.00
Takom LLC	Operating	Tadjikistan	98.00	90.00	80.00
Kar-Tel TOO	Operating	Kazakhstan	71.50	75.00	75.00
Teta-Telecom TOO	Operating	Kazakhstan	75.00	75.00	74.99
CJSC Sakhalin Telecom	Operating	Russia	89.61	89.61	89.61
Golden Telecom LLC	Operating	Ukraine	100.00	100.00	80.00
Buzton JV Ltd.	Operating	Uzbekistan	54.00	54.00	54.00
SA Telcom TOO	Operating	Kazakhstan	100.00	100.00	100.00
CJSC Rascom	Operating	Russia	54.00	54.00	54.00
Mobitel Ltd.	Operating	Georgia	51.00	51.00	51.00
Sky Mobile LLC	Operating	Kyrgyzstan	71.50	50.10	0.00
Armenia Telephone Company CJSC	Operating	Armenia	100.00	100.00	100.00
Unitel LLC	Operating	Uzbekistan	100.00	100.00	100.00
PJSC Ukrainian RadioSystems	Operating	Ukraine	100.00	100.00	100.00
JSC GTEL-Mobile	Operating	Vietnam	49.00	40.00	40.00
Millicom Lao Co., Ltd.	Operating	Laos	78.00	0.00	0.00
Ararima Enterprises Limited	Holding	Cyprus	100.00	100.00	100.00
Atlas Trade Limited	Holding	BVI	90.00	90.00	90.00
VimpelCom Finance B.V.	Holding	Netherlands	100.00	100.00	100.00
VC ESOP N.V.	Holding	Belgium	100.00	100.00	100.00
Limnotex Developments Ltd.	Holding	Cyprus	71.50	75.00	75.00
LLC VimpelCom Finance	Holding	Russia	100.00	100.00	100.00
LLC VimpelCom-Invest	Holding	Russia	100.00	100.00	100.00
Golden Telecom, Inc.	Holding	USA (Delaware)	100.00	100.00	100.00
Menacrest Limited	Holding	Cyprus	71.50	50.10	0.00
Aridus Corporation	Holding	Seychelles	71.50	50.10	0.00
Freevale Enterprises	Holding	British Virgin Islands	100.00	100.00	100.00
VimpelCom Holding Laos B.V.	Holding	Netherlands	78.00	0.00	0.00
Silkway Holding B.V.	Holding	Netherlands	100.00	100.00	100.00

Shareholders and other related parties

As of 31 December 2011 the Company is owned by three major shareholders: Weather, Telenor and Alfa. The Company has no ultimate controlling shareholder.

The following table provides the total amount of transactions that have been entered into with related parties and balances of accounts with them for the relevant financial years:

	For the year ended and as of December 31, 2011	For the year ended and as of December 31, 2010	For the year ended and as of December 31, 2009
Revenue from Alfa	10	19	20
Revenue from Telenor	62	5	3
Revenue from associates	86	100	41
Finance income from associates	164	—	—
Wind International Services Spa	86	—	—
Wind International Services Sarl	36	—	—
Revenue from other related parties	37	10	26

	481	134	90

Services from Alfa	8	7	6
Services from Telenor	57	4	2
Services from associates	221	202	132
Wind International Services Spa	343	—	—
Wind International Services Sarl	13	—	—
Services from other related parties	42	10	62

	684	223	202

Accounts receivable from Alfa	1	2	3
Accounts receivable from Telenor	10	2	—
Wind International Services Spa	17	—	—
Wind International Services Sarl	14	—	—
Accounts receivable from associates	81	83	237
Financial asset receivable from associates	964	—	—
Accounts receivable from other related parties	38	1	2

	1,125	88	242

Non-current account receivable from associates	2	5	1

Accounts payable to Alfa	—	—	—
Accounts payable to Telenor	10	2	—
Wind International Services Spa	4	—	—
Wind International Services Sarl	5	—	—
Accounts payable to associates	25	3	2
Accounts payable to other related parties	38	1	5

	82	6	7

Outstanding balances and transactions with Alfa relate to operations with VimpelCom’s shareholder Altimo Coöperatief (a member of the Alfa group companies), its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has contracts with Alfa Insurance to provide the Company with property and equipment liability insurance. VimpelCom has also entered into a general service agreement with Altimo Management Services Ltd. for provision of management advisory services, technical assistance and maintenance of network systems and equipment and other services. The Company also has contracts to provide fixed telecommunication service to Altimo and its subsidiaries.

VimpelCom maintains bank accounts at Alfa Bank (a member of the Alfa group of companies), which are used for payroll and other payments in the ordinary course of business. The balances in these bank accounts , including deposits, were USD 69, USD 9 and USD 177 at 31 December 2011, 2010 and 2009. The company earned USD 7 as interest income from deposits. for the year ended 31 December, 2011.

Outstanding balances and transactions with Telenor relate to operations with VimpelCom’s shareholder Telenor East Holding II AS, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. VimpelCom has also entered into a services agreement with Telenor for provision of financial and administrative services.

Outstanding balances and transactions with Weather II relate to operations with VimpelCom’s shareholder Weather II, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, Wind International Services (subsidiary of Weather II) provides call termination and related services to VimpelCom subsidiaries pursuant to a framework agreement.

Outstanding balances and transactions with associates relate to operations with VimpelCom’s equity investees (Note 8). Loans receivable mainly represent outstanding balances from GWMC (Note 18). Euroset transactions mainly represent dealer commission payments for the acquisition of new subscribers and commission for payments receipts. Operations with associates also include purchase of bill delivery services and fixed telecommunication services.

Terms and conditions of transactions with related parties

Outstanding balances at the year-end, other than the loans from GWMC, are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended 31 December 2011, 2010 and 2009, VimpelCom has not recorded any impairment of receivables relating to amounts owed by related parties, other than the loans from GWMC. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Company

Members of the Supervisory Board and Management Board of the Company are the key management personnel. The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel:

	2011	2010	2009
Short-term employee benefits	34	10	13
Share-based payment transactions	20	7	3

Total compensation paid to key management personnel	54	17	16

Each of our unaffiliated directors currently receives an annual retainer of € 100,000. Each affiliated director receives an annual retainer of € 40,000. In addition, each director who serves as head of any of the official committees of our Supervisory Board receives additional annual compensation of € 25,000 per committee headed. Our current chairman of the Supervisory Board receives a retainer of € 600,000 from the date of our 28 June 2011 annual general meeting of shareholders (the “2011 AGM”) until 31 December 2011, such retainer to be automatically extended on a pro-rata basis for any subsequent six-month period during which the chairman continues to serve as chairman. All of our directors are reimbursed for expenses incurred in connection with service as a member of our Supervisory Board.

Section A of our bye-laws, which was in effect when our current directors were nominated and elected, defines an “unaffiliated” director as a director who is not an affiliate of a party to the VimpelCom shareholders agreement and who (a) is not and, within three years of any reference date, has not been an employee, officer, director, consultant, agent or greater-than-ten percent shareholder of a party to the VimpelCom shareholders agreement at that time or any subsidiary or affiliate of a party to the VimpelCom shareholders agreement at that time, (b) is not a relative or family member of any person described in (a), and (c) is otherwise independent of each party to the VimpelCom shareholders agreement under the NYSE’s definition of “independence.” An “affiliated” director is any director that does not fall into the category of an unaffiliated director.

In addition, our directors who are not employees may participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year, with an additional 10,000 phantom ADSs granted to the chairman of the supervisory board and an additional 10,000 phantom ADSs granted to each director for serving as head of any official committee of the supervisory board. The number of phantom ADSs actually granted to each director is determined by the supervisory board. Phantom ADSs do not involve actual ADSs or common shares, and the amount paid to a director upon redemption may not exceed USD 3.00 per ADS per year for each one-year term served by the director. Phantom ADSs vest at a rate of 1/12 of the grant amount for every month of service to our company as a director after the grant date. Any vested phantom ADSs may be redeemed for cash only during the first open trading window period to occur after the date the director ceases to serve on the supervisory board; provided, however, that directors who are re-elected to subsequent terms on the supervisory board may also redeem any phantom ADSs related to previous periods of service during any open trading window that occurs while serving their subsequent terms. A director, upon exercise of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

•	the amount that the average sales price of one of our ADSs quoted on the NYSE for the 30-day period immediately prior to the date of exercise, exceeds;

•

the average sales price of one of our ADSs quoted on the NYSE for the 30-day period immediately prior to the date preceding the grant date of the phantom ADS; provided, however, that the amount paid to a director upon redemption may not exceed USD 3.00 per ADS per year for each one-year term served by the director.

In 2011, an aggregate of 230,000 phantom ADSs, with an exercise price of USD 13.64, were granted to our directors in connection with their service on our Supervisory Board. In addition, in connection with the completion of the VimpelCom Ltd. Transaction, as of 21 April 2010, all OJSC VimpelCom directors who became members of our Supervisory Board waived their rights to any outstanding phantom ADSs they held under the OJSC VimpelCom phantom stock program in exchange for substitute phantom ADSs granted under the VimpelCom Ltd. phantom stock program.

Of the total number of phantom ADSs granted in 2011, none were exercised and no payment was made in 2011. As of 31 December 2011, an aggregate of 1,640,000 phantom ADSs were outstanding, 1,410,000 of which were exercisable as of that date and within 60 days after.

Our senior managers are eligible to participate in our stock option plans and stock appreciation rights, or SARs, plan.

27 Employee benefits

Selling, general and administrative expenses include the following amounts of employee benefits for the years, ended December 31:

	2011	2010	2009
Salaries and wages including bonus payments	1,614	634	603
Stock based payments	15	3	4
Other employee benefits	40	29	40

Employee benefits	1,669	666	647

The following table sets forth the number of our employees at 31 December 2011, 2010 and 2009:

	At December 31,
	2011	2010	2009
Russia	31,701	30,059	27,165
Europe and North America	7,979	17	—
Asia and Africa	13,129	359	262
Ukraine	5,740	4,224	2,005
CIS	7,631	7,366	6,925

Total	65,950	42,025	36,357

28 Commitments, contingencies and uncertainties

Risks

Currency control risks

The imposition of currency exchange controls or other similar restrictions on currency convertibility in Algeria, Vietnam and CIS countries (particularly in Uzbekistan) could limit VimpelCom’s ability to convert local currencies or repatriate local cash in a timely manner or at all as well as remit dividends from the respective countries. Any such restrictions could have a material adverse effect on VimpelCom’s business, financial condition and results of operations. The continued success and stability of the economies of these countries will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms.

Domestic and global economy risks

The economy of countries where VimpelCom operates is vulnerable to market downturns and economic slowdowns elsewhere in the world. In 2011 the respective governments of these countries continued to take measures to support the economy in order to overcome the consequences of the global financial crisis. Despite some indications of recovery there continues to be uncertainty regarding further economic growth, access to capital and cost of capital, which could negatively affect the Company’s future financial position, results of operations and business prospects.

While management believes it is taking appropriate measures to support the sustainability of VimpelCom’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Company’s results and financial position in a manner not currently determinable.

Legislation risks

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

Tax risks

The tax systems in the markets VimpelCom operates in are unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions. Tax laws in many of the emerging markets in which we operate have been in force for a relatively short period of time as compared to tax laws in more developed market economies. Tax authorities in our markets are often arbitrary in their interpretation of tax laws, as well as in their enforcement and tax collection activities.

In the countries where VimpelCom operates, many tax laws and related regulations were introduced in previous periods as well as in 2011 which were not always clearly written, and their interpretation is subject to the opinions of the local tax inspectors and officials of the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and Ministry of Finance are not unusual.

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

Commitments

Telecom Licenses Capital Commitments

VimpelCom’s ability to generate revenues in all countries it operates is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses under GSM-900/1800 and “3G” (UMTS / WCDMA) mobile radiotelephony communications services (as of 31 December 2011) and “4G” (LTE) granted in 2011. Under the license agreements operating companies are subject to certain commitments like territory or population coverage, level of capital expenditures, number of base stations to be fulfilled within the certain timeframe. After expiration of the license operating companies might be subject to additional payments for renewals as well as new license capital and other commitments.

Apple

On 31 March 2011, VimpelCom and Apple signed an amendment to the agreement to purchase iPhones. Under the amendment, 958,540 iPhone handsets (being the difference between 1,500,000 iPhone handsets per the original agreement and the amount actually purchased by the Company from Apple through 31 March 2011) should be purchased starting 1 April 2011 and before 31 March 2013. If VimpelCom does not comply with newly agreed schedule and certain other terms of amendments, then according to the agreement it could become liable for the shortfall in orders of iPhone handsets that existed as of 31 March 2011, less any iPhone units actually purchased by VimpelCom after this date. Management is of the opinion that no provisions should be recorded with this respect.

The Federal Anti-Monopoly Service (“FAS”) in Russia commenced proceedings against OJSC VimpelCom and OJSC MTS alleging conspiracy with respect to price on iPhones. The penalty for such violations could result in fines of up to 15.0% of the revenues derived from the relevant services. On 26 April 2012, FAS passed a verdict that OJSC VimpelCom and OJSC MTS were guilty of concerted action with respect to the pricing of iPhone 4 handsets. FAS also stated that both parties voluntarily discontinued the violations of law in question. We have not received the written ruling. We do not anticipate that fines would be material to our financial position or results of operations. The level of fines will be determined by FAS separately in administrative proceedings.

Euroset

VimpelCom owns a 50% minus 1 share indirect stake in Euroset and has call and put options over shares in Euroset. On 20 December 2011, VimpelCom took a decision not to exercise a call option to acquire an additional 25% stake in Euroset Holding. N.V. before expiration of the call option. Another call option over the 25% and one share in Euroset might become exercisable in case of certain triggering events. No such events occurred before the issuance of these financial statements. The option, if it becomes exercisable, will give the right to VimpelCom to acquire additional shares in Euroset. The exercise price of the option is determined under a formula linked to certain inputs that depend on the timing of the exercise of the options and certain other conditions.

Operating lease commitments

Operating lease commitments for the succeeding five years is expected to be as follows:

	2011	2010	2009
Less than 1 year	155	104	14
Between 1 and 5 years	244	269	33
More than 5 years	185	177	24

Total	584	550	71

Operating lease commitments mainly relate to the lease of base station sites and office spaces.

Contingencies and uncertainties

The company is involved in several legal proceedings relating to the normal conduct of its business, such as claims for regulatory and employment issues as well as general liability. The company does not expect any liability arising from any of these legal proceedings to have a material effect on its results of operations, liquidity, capital resources or financial position. The company believes it has provided for all probable liabilities deriving from the normal course of business.

Italian tax claims

On 29 and 30 November 2010 the Tax Revenue Office notified separate assessments in which it disputed the withholding tax rate (10.0% instead of 12,5%) levied by WIND to interest payments made to WIND Finance SL SA and WIND Acquisition Finance SA. The disputed withholding tax for the years from 2005 to 2008 in question amounts approximately to € 1.3 billion (USD 1.9 billion equivalent) plus the penalties and interest due by law. This adjustment arises from the Tax Audit Findings Report dated 31 May 2010 in which the Tax Revenue Office disputes the request for a refund of the withholding tax applied at 10% rate on the interest payments made by WIND to WIND Finance SL SA (the issuer of the Second Lien loan) and WIND Acquisition Finance SA (the issuer of the High Yield bonds) for 2005 and part of 2006, as well as questioning whether such tax should have been withheld on the interest paid by WIND for the remainder of 2006 and for 2007 and 2008.

In 2011, the Tax Revenue Office extended the scope of its audit to 2009 and 2010, including also the agreements for the loans granted by WIND Acquisition Finance SA during those years.

On 19 December 2011, VimpelCom announced that WIND Italy has reached a comprehensive settlement with the Italian Tax Authority regarding a tax audit in respect of the non-application of withholding taxes on interest payments on inter-company loans made by WIND Italy to affiliated issuers of high yield debt incorporated in Luxembourg between 2005 and 2010. The tax claim was in relation to interest payments made by WIND Italy prior to certain corporate reorganization transactions, pursuant to which, among other things, Wind Acquisition Finance S.A. became a wholly owned subsidiary of WIND Italy, at the end of November 2010. For audited interest payments made by WIND Italy to Wind Acquisition Finance S.A. following corporate reorganization, no tax claims were, or have been, raised by the Italian Tax Authority. The total sum of the settlement amounts to approximately € 113 (USD 146 at the exchange rate as of December 31, 2011) million including interest. Payments will be made in installments over 12 quarters. The provision was recongnized as of the date of business combination with Wind Telecom (Note 7).

Algeria

Algerian tax claims

Orascom Telecom Algeria (“OTA”) has been subject to tax claims by the Algerian tax authority with respect to payment of taxes during its taxation period between 2002 and 2009. OTA is currently in dispute with the Algerian tax authority in respect to these payments.

Claims in relation to the period from July 2002 and ending in August 2007

In 2002, when OTA signed its investment agreement with the Algerian Investment Promotion Organization in connection with its GSM license, OTA was granted favorable tax treatment for a period of five years starting in July 2002 and ending in August 2007. OTA has been charged by the Algerian Directions des Grandes Entreprises (Tax Department for Large-Scale Companies or “DGE”) with a final tax reassessment for 2004 and has been ordered to pay an amount of DZD 4,532 million inclusive penalties (approximately USD 60). While a tax claim remains outstanding, OTA is unable by law to repatriate dividends to foreign investors, including OTH.

With respect to the 2004 tax assessment, OTA filed a claim against the DGE and paid a deposit equal to 100% of the reassessed amount for 2004, in order to obtain a tax payment deferment (in accordance with Article 74 of the Tax Procedure Code) and allow OTA to repatriate 50% of OTA’s 2008 dividend to foreign investors.

In November 2009, OTA received a further final tax reassessment for the years 2005 through 2007 from the DGE ordering it to pay an amount of DZD 50,310 million, including penalties (equivalent to approximately USD 668). The DGE has alleged that (i) OTA did not keep proper manual accounts during these years notwithstanding that OTA’s accounts were fully audited and approved by its local statutory auditors, which accounts for 78% of the tax claim, and (ii) OTA failed to deduct certain expenses such as management and bad debt expenses and therefore understated the taxable income. In Algeria the tax authorities are able to raise additional tax assessments for four years after the end of the relevant tax period. However, once a preliminary tax claim is received by a company the four year statute of limitation is no longer valid. OTA has received the final tax assessment for the years 2004, 2005, 2006 and 2007. OTA filed a tax claim objection (tax appeal) on the 2004 as well as 2005, 2006 and 2007 final tax assessments at DGE. On March 7, 2010 OTA received a rejection on its submitted administrative appeal filed on December 27, 2009 against the notice of reassessment dated 16 November 2009 received from the DGE in respect of the tax years 2005, 2006 and 2007. OTA’s administrative appeal in relation to the 2004 tax reassessment has also been rejected. On April 4, 2010, OTA filed appeals before the Algerian Administrative Court (“Tribunal Administratif”) against 2004-2007 tax assessments.

Tax claims in relation to the 2008 and 2009 tax years

On September 30, 2010, OTH announced that OTA has received a preliminary tax notification from the DGE in respect of the years 2008 and 2009, in which said department has re-assessed taxes alleged to be owed by OTA in the amount of DZD 17,064 million (approximately USD 227), despite the fact that OTA has already paid the taxes due for these years. The tax audit for these years was initiated in early 2010 following the tax filing for 2009. This reassessment was based primarily on the unfounded allegation that OTA did not keep proper accounts for the years 2008 and 2009 notwithstanding that OTA’s accounts were fully audited. OTA received a final tax notification from the DGE in respect of the years 2008 and 2009 in December 2010 which was appealed in January 2011 before DGE. On April 10, 2011, OTA received the rejection of its appeal before the DGE. On August 17, 2011, OTA decided to exercise the option of filing an appeal of the 2008-2009 tax claim before the Commission de Recours before bringing the matter before the Court.

Without prejudice to their rights under the Investment Agreement, applicable bilateral investment treaty and applicable laws, OTA have paid all claimed amounts and penalties totaling DZD 71,906 million (approximately USD 955) as at December 31, 2011 under protest. Management views the amounts paid to the DGE as uncertain tax positions and have accounted for them using a two step approach in accordance with IAS 12. In recording the receivable management have considered the technical merits of the assessments, including input in the form of a technical report prepared by an independent external expert, and management believe that the assessments are unjustified.

Under the Investment Agreement as well as the applicable bilateral treaty management have the option to pursue this matter under international arbitration. Although there are significant risks involved in this case, management believe all amounts paid will ultimately be recoverable if their case against the tax authorities is successful. Recoverability may not be for the full amount and for this appropriate provision has been recorded.

Algerian business

The Algerian Government announced its intention to unilaterally purchase OTA, alleging that it has the right to do so under the pre-emption right contained in the 2009 Finance Act and the 2010 Supplemental Finance Act. The value of OTA was to be determined by a valuation advisor retained by the Algerian Government.

OTA remains a strategically important asset for the Company and, therefore, VimpelCom is interested in exploring with the Algerian Government a resolution which would allow the Company to retain an interest in OTA. The unilateral purchase of OTA by the Algerian Government could have an adverse effect on the financial position and results of operations of the Company. Please refer to Note 30 for subsequent events related to Algeria.

Other Algerian claims

The Central Bank of Algeria has issued an injunction restraining all Algerian banks from making any transfers abroad in foreign currency to OTA’s suppliers, and putting on hold any custom clearance of imported goods. OTA has filed a petition to challenge this injunction.

On 13 June 2010, this petition was rejected by the Algerian Civil Court for lack of jurisdiction. OTA also filed a new petition before the Algerian administrative court (State Council) on 24 June 2010.

During September 2010, the Central Bank of Algeria verbally presented a complaint against OTA for not respecting the ban on foreign trade transactions. This complaint is under investigation by the Algerian Authority.

March 28, 2012, an Algerian Court of first instance handed down a judgment against OTA and a member of OTA’s senior executive team. The judgment consists of fines of 99 billion Algerian Dinar (approximately USD 1.3 billion) and a criminal sentence against a member of OTA’s senior executive team. OTA is taking the necessary steps to appeal. The lodging of the appeal will provisionally suspend the judgment. We believe that the claim is without merits and no accruals have been made in the accompanying financial statements with this respect.

Also, in accordance with 2010 Supplemental Finance Act, in case of failure to identify the SIM card users, there will be penalty of DZD100 thousand (USD 1.5 thousand) on each non-identified SIM for the first year to increase to DZD150 thousand (USD 2 thousand) during the second year and the introduction of a new tax between 30% and 80% on the extra profit realized on certain conditions that will be detailed with an implementing regulation. During a fire in its office OTA lost records of subscribers and, as a result, may not be able to meet the requirements of the 2010 Supplemental Finance Act if the regulation is implemented. The amount of additional penalties cannot be estimated at the moment. We believe that no claims will be introduced to OTA and no accruals have been made in the accompanying financial statements with this respect.

Golden telecom shareholder claim

On 18 April 2008, Global Undervalued Securities Master Fund, L.P. (“Global Undervalued”), timely filed a petition in a Delaware court demanding appraisal of its approximately 1.4 million shares of Golden Telecom which it did not tender in the tender offer pursuant to which VimpelCom acquired Golden Telecom. On 23 April 2010, the court determined the fair value of Golden Telecom shares to be USD 125.49 per share. Interest was applied for a period from 28 February 2008 to the date of payment. VimpelCom accrued an additional loss contingency in the amount of USD 53 in relation to cash rights for shares of Golden Telecom. These amounts were included in “Selling, general and administrative expenses” line item for the year ended 31 December 2010 in the accompanying consolidated income statement.

In June 2010, Golden Telecom and Global Undervalued entered into an agreement pursuant to which in July 2010 Golden Telecom paid to Global Undervalued USD 166 based on the USD 105.00 per share tender offer price and interest, partially repaying the liability.

Pursuant to the agreement, in July 2010 Golden Telecom deposited USD 33 into an escrow account, reflecting it as restricted cash in “Other financial assets” line item (Note 16) as of 31 December 2010 in the accompanying consolidated statement of financial position.

Golden Telecom, Inc. filed a notice of appeal. Petitioners in the case have since filed a cross-appeal of the judgment. All payments already made remain subject to the final resolution of this matter and Golden Telecom may be required to make additional payments to Global Undervalued should the court rule in favor of Global Undervalued’s cross-appeal.

At the hearings of 8 December 2010 the court heard cross-appeals. In December 2010, the decision of the court of first instance was upheld, the judgment is final. The company paid the plaintiff the remaining part of the amount of the claim in 2011. The case is closed.

KaR-Tel litigation with ex-shareholders

On 10 January 2005, KaR-Tel received an “order to pay” (“Order to Pay”) issued by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies (the “Fund”), in the amount of approximately USD 4,910 at the exchange rate as of 31 December 2010 (stated as approximately Turkish lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of 1 January 2005). The Order to Pay, dated as of 7 October 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The Order to Pay does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was 6 May 2004.

On 17 January 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order and requesting the Turkish court to cancel the Order to Pay and stay of execution proceedings in Turkey. The petition was assigned to the 4th Administrative Court in Turkey, to be reviewed pursuant to applicable law.

On 1 June 2006, KaR-Tel received formal notice of the 4th Administrative Court’s ruling that the stay of execution request was denied. KaR-Tel’s Turkish counsel has advised KaR-Tel that the stay request is being adjudicated separately from the petition to cancel the Order to Pay. KaR-Tel submitted an appeal of the ruling with respect to the stay application.

On 1 June 2006, KaR-Tel also received the Fund’s response to its petition to cancel the order. In its response, the Fund asserts, among other things, that the Order to Pay was issued in furtherance of its collection of approximately Turkish lira 7.55 quadrillion (prior to the introduction of the New Turkish Lira, which became effective as of 1 January 2005) in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition claims that the Uzan group of companies includes KaR-Tel, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S. Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S are Turkish companies that owned an aggregate 60% of the equity interests in KaR-Tel until their interests were redeemed by KaR-Tel in November 2003 in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan. In July 2006, KaR-Tel submitted its response, dated 30 June 2006, to the Fund’s response via the Kazakh Ministry of Justice, to be forwarded to the 4th Administrative Court of Istanbul. In its response, KaR-Tel denied in material part the factual and legal assertions made by the Fund in support of the order to pay.

On 11 December 2008, KaR-Tel received a Decision of Territorial Court of Istanbul dated 12 December 2007, wherein the Court rejected KaR-Tel’s appeal with respect to the stay of execution request.

On 20 October 2009, KaR-Tel filed with Sisli 3d Court of the First Instance in Istanbul a claim to recognize in the Republic of Turkey the decision of the Almaty City Court of the Republic of Kazakhstan dated 6 June 2003 regarding, among other things, compulsory redemption of equity interests in KaR-Tel owned by Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S., which was confirmed by the Civil Panel of the Supreme Court of the Republic of Kazakhstan on 23 June 2003, as amended by the resolution of the Review Panel of the Supreme Court of the Republic of Kazakhstan dated 30 October 2003 (“Recognition Claim”). On 20 October 2009, KaR-Tel also filed with the 4th Administrative Court of Istanbul a petition asking the Court to treat the recognition of the Kazakhstan court decision as a precedential issue and to stay the proceedings in relation to the Order to Pay.

On 28 September 2010, Sisli 3d Court of the First Instance in Istanbul reviewed the Recognition Claim and ruled in favor of KaR-Tel recognizing the Kazakhstan Court judgments on the territory of the Republic of Turkey. The court decision is appealable by defendants.

On 25 October 2010, the 4th Administrative Court of Istanbul reviewed KaR-Tel’s petition to annul the Order to Pay and has ruled in favor of KaR-Tel. The Court has recognized the Order to Pay as illegal and annulled it. The court decision has been appealed by the Fund. On 18 February 2011 KaR-Tel submitted its responses to the motion on appeal. On 20 April 2011, the Fund submitted its response to KaR-Tel’s reply and appeal petition. The court file was sent by the Court to the Councel of State for the appeal proceedings.

As to the Recognition Claim, the defendants, Rumeli Telecom AS and Telsim Mobil Telekommunikasyon Hizmetleri AS, have appealed the decision of Sisli 3d Court of the First Instance in Istanbul, which has ruled in favor of KaR–Tel recognizing the Kazakhstan Court judgments on the territory of the Republic of Turkey. The Company submitted its responses to such motion on appeal on 20 January 2011. The court file was sent to the Supreme Court for the appeal proceedings.

As of March 22, 2012 the Fund’s and KaR-Tel’s appeals on the Decision of 4th Administrative Court of Istanbul dated October 25, 2010 has been reviewed by the Prosecution Office of the Council of State and has been sent to the 13th Chamber of the Council of State for review on the merits.

The Company continues to believe that the Fund’s claim is without merit, and KaR-Tel will take whatever further actions it deems necessary and appropriate to protect itself against the Fund’s claim.

Kyrgyzstan

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

Sky Mobile is a co-defendant in a litigation in the Isle of Man. The litigation was brought by affiliates of MTS against various companies and individuals directly or indirectly associated with Alfa Group and/or Altimo and Sky Mobile. The claimants allege that the Kyrgyz judgment determining that an Altimo affiliate was the rightful owner of an interest in the equity of Bitel prior to the asset sale between Sky Mobile and Bitel was wrongfully obtained and that Bitel shares and assets were misappropriated. The legal proceedings in this matter are pending.

At this time the Company is unable to assess the likelihood of the ultimate outcome of this litigation and its effect on the Company’s operating results and financial position.

Kazakhstan

The 1st Roaming Claim Against KaR-Tel: Threshold amounts

On 14 May 2010, the Antimonopoly Agency of Kazakhstan (“the Agency”) initiated an investigation of the alleged breach of antimonopoly laws of Kazakhstan by all three Kazakhstan GSM-operators (KaR-Tel, GSM Kazakhstan OAO Kazakhtelecom LLP (trademarks KCell, Active), and Mobile Telecom Systems LLP (trade mark Neo), by abuse of dominant position through infringement of consumers’ rights by way of determination of a threshold (minimal) amount of money on consumer’s account required for rendering (switching on and off) roaming services (“the Threshold Amounts”).

Further, the Agency decided to consider investigations, jointly with FAS, of Kazakhstan antimonopoly law breaches with respect to all the three Kazakhstan GSM-operators, including KaR-Tel, as well as operator-partners in the Russian Federation on indications of anticompetitive concerted actions and agreements as to establishing and (or) price maintenance as well as use of per-minute step of tarification.

The Agency also decided to make a proposal to the Ministry of Telecommunications and Information of Kazakhstan as to earlier transfer to per-second tarification for roaming services (date determined by law is 1 January 2012), and to conduct an evaluation of roaming tariffs.

On 21 June 2010, the Agency completed the part of its investigation related to the Threshold Amounts and alleged that all three Kazakhstan GSM-operators abused their dominant position through infringement of customers’ lawful rights by way of establishing the Threshold Amounts.

On 3 July 2010, the Agency initiated an administrative procedure with respect to all the three Kazakhstan GSM operators, including KaR-Tel, and issued the protocol on administrative offence (“the Protocol”). The Agency filed with the Administrative Court a claim based on the Protocol. The Company estimates KaR-Tel’s share of administrative fines amounting to KZT 11.6 billion (the equivalent to USD 79 as of 3 July 2010). KaR-Tel believes that the claim of the Agency is without merits and intends to protect its rights and lawful interest in courts of Kazakhstan. On 16 July 2010, KaR-Tel filed a claim to recognize as illegal and annul the acts of the Agency, which have served as a procedural basis for the Protocol.

On 19 October 2010 the Interregional Economic Court of Astana has ruled in favor of KaR-Tel and recognized as illegal, null and void all acts of the Agency and its territorial branch, which have served as procedural basis for the Protocol.

On 15 November 2010, KaR-Tel received copy of the Agency’s appeal on the decision. On 13 December 2010 the Court of Appeals upheld the decision of 19 October 2010 in favor of KaR-Tel. On 17 February 2011 the Court of Cassation reviewed the cassation petition of the Agency and upheld both the decision of 19 October 2010 and the resolution of the Court of Appeals of 13 December 2010. As a result, the decision of 19 October 2010 that has recognized all acts of the Agency and its territorial branch, which have served as procedural basis for the Protocol, as illegal, null and void, has come into force. Although the decision has come into full force and effect, it is still subject to appeal by the Agency in supervisory appeal order within 1 year from the date of receipt by the Agency of the Resolution of the Court of Cassation.

On 21 October 2011, the General Prosecutor of the Republic of Kazakhstan has filed a protest to the Supreme Court of Kazakhstan appealing in a supervisory review order the Decision of the Interregional Economic Court of Astana of 19 October 2010, which rendered unlawful and void all acts of the Antimonopoly Agency, as well as Decision of the Appeals Chamber of Astana City Court of 13 December 2010, which upheld the Economic Court decision. On 27 October 2011, KaR-Tel has received a notice from the Supreme Court of Kazakhstan indicating that the said protest has been accepted for review and the hearing took place on 16 November 2011.

On 16 November 2011, the Supervisory Chamber of the Supreme Court of Kazakhstan issued a Decision that overturned the Decision of the Interregional Economic Court of Astana of 19 October 2010, and Decision of the Appeals Chamber of Astana City Court of 13 December 2010. The Supreme Court sent the case back for the new consideration in administrative proceedings to the Interregional Administrative court of Almaty.

On December 26, 2011, the Interregional Administrative Court of Almaty accepted the request of the Company to discontinue proceedings and to return the Protocol to the Agency for rectification of deficiencies resulting from the Agency’s wrongful use of total revenues recorded by the Company for the purpose of calculation of the administrative fines instead of the amount of revenues received from alleged monopolistic activity. The amended protocol has not yet been submitted to the court by the Agency.

The Company believes that its position is lawful and justified and intends to defend it in the Interregional Administrative court of Almaty. No provisions were made in relation to this case in the accompanying condensed consolidated financial statements.

The 2nd Roaming Claim Against KaR-Tel: Concerted actions high roaming tariffs

The Agency has continued another part of its investigation with respect to concerted actions of Kazakhstan and Russian GSM-mobile operators on establishing and/or preservation of tariffs (“Concerted Actions Investigation”). On 25 October 2010, the Agency completed the Concerted Actions Investigation and reclassified alleged concerted actions of KaR-Tel and other Russian and Kazakhstan GSM-operators into establishing monopolistically high tariffs. On 3 November 2010, the Agency initiated an administrative procedure and issued a new protocol on administrative offence, according to which the Agency has found KaR-Tel and the other two Kazakhstan GSM-operators liable for abuse of their dominant position on the market by way of establishing monopolistically high roaming tariffs (“the New Protocol”).

Under Kazakhstan laws, the Agency has lodged the New Protocol into administrative court, and the court is to review the matter and to decide on the merits and on applicable fines.

On 23 November 2010, KaR-Tel filed a claim with Astana Interregional Economic Court against the Agency requesting the Court to recognize illegal and to annul acts of the Agency preceding the New Protocol.

On 24 February 2011, the Interregional Economic Court of Astana has ruled in favor of KaR-Tel and recognized as illegal, null and void all acts of the Agency and its territorial branch, which have served as procedural basis for the Protocol. The decision was received on 28 February 2011. The decision of 28 February 2011 came into force on 30 March 2011.

On 25 November 2011, the Agency appealed to the Supreme Court of Kazakhstan in a supervisory review order the Decision of the Interregional Economic Court of Astana of February 24, 2011, which recognized as illegal, null and void all acts of the Agency. On 11 January 2012, the Supervisory Chamber of the Supreme Court of Kazakhstan reviewed the protest and overturned the Decision of the Interregional Economic Court of Astana of 24 February 2011. The Supreme Court sent the case back for the new consideration in administrative proceedings to the Interregional Administrative court of Almaty. On 1 March 2012 the Interregional Administrative court of Almaty ruled in favor of KaR-Tel and recognized the protocol of the Agency as illegal, null and void.

The decision of the Interregional Administrative court of Almaty will remain subject to appeal for one year. The ultimate resolution of this matter could result in a loss of KZT9.9 billion (the equivalent to USD 67 as of 31 December 2010) in excess of the amount accrued.

Dominant Market Position

On October 10, 2011, Kar-Tel was recognized by the Agency as dominant in the market of interconnection. When a company is recognized as having a dominant position, it will be subject to special reporting obligations to the national regulatory authority, higher scrutiny in anti-monoploy/competition issues and price control and potential price regulation (e.g., tariff caps). The company does not agree with this decision of the antimonopoly authority. The company filed a claim to the Interregional Economic Court of Astana against the Agency requesting that the court recognize as illegal. On December 26, 2011, the court ruled and rejected the claim of the Kar-Tel. Kar-Tel have appealed the decision. The appeal proceedings in this matter are pending. The decision on this claim could have an adverse effect on our business, financial condition and results of operations. We believe that Kar-Tel did not violate the legislation.

Ukraine

Antitrust Proceedings in Ukraine

The Ukrainian Anti-Monopoly Commission (“UAMC”) is conducting an investigation of Kyivstar’s and other mobile telecommunications operators’ roaming charges and other tariffs. As a result of the investigation the UAMC may issue binding recommendations requiring mobile operators to take and/or refrain from certain actions and/or initiate a case investigation regarding violation of competition legislation.

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

In addition, the UAMC is investigating an unfair competition case in relation to alleged distribution by Kyivstar of misleading information on its tariffs. For an unfair competition violation the UAMC could impose a fine in the amount of up to 5.0% of revenues for the last financial year of the group of which Kyivstar is a member. A third party could bring an action for damages suffered as a result of such violation. As of the date of these financial statements, the UAMC’s investigation is still pending. We believe that Kyivstar did not violate the legislation.

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

In addition, in June 2010, the UAMC initiated investigations on protection of economic competition in relation to international roaming tariffs charged by operators. On September 30, 2010, the UAMC issued a recommendation to all mobile operators to reduce international roaming tariffs. Kyivstar reduced its international roaming tariffs by 40.0% in order to comply with the recommendation. As of the date of these financial statements, the UAMC’s investigation on protection of economic competition is still pending. We believe that Kyivstar did not violate the legislation.

Pledges and guarantees

At December 31, 2011 (2010 and 2009: nil), the collateral pledged by the Company and its subsidiaries as security for their financial liabilites was as follows.

Wind Telecom

Wind Telecom pledge its shares in Wind Acquisition Holdings Finance SpA (“WAHF”) in favor of the Bank of New York Mellon as Trustee an BNY Corporate Trustee Services Limited as a security of the notes issued by WIND Acquisition Holding Finance SA.

WAHF Group

WAHF issued a special lien pursuant to article 46 of the Consolidated Banking Law of Italy on certain assets, present and future, belonging to the subsidiary Wind Italy as specified in the relevant deed, in favor of the banking syndicate party to the Senior Facility Agreement and other creditors specified in the relevant deed.Also in order to provide a guarantee for its obligations, Wind Italy has pledged as security its trade receivables, receivables arising from intercompany loans and receivables relating to insurance policies, present and future, as described in the specific instrument, to the banking syndicate in accordance with the Senior Facility Agreement and the other lending parties specified in the supplemental deed related to the respective contract as a guarantee for and in favor of the subscribers to the Senior Notes, expiring in 2017, issued on July 13, 2009 by Wind Acquisition Finance SA and in favor of the subscribers to the Senior Secured Notes, expiring in 2018, issued on November 26, 2010 by Wind Acquisition Finance SA.

The guarantees and sureties have been received by WAHF Group from banks and insurance companies on behalf of the WAHF Group and in favor of third parties in respect of commitments of various kinds at the amount approximately EUR 564 million (USD 730 hereafter in this paragraph at the exchange rate as of December 31, 2011) at December 31, 2011, out of which (a) EUR 54 million (approximately USD 70) issued by insurance companies, of which EUR 44 million (USD 57) in favor of the Rome Tax Revenue Office, as security against the WAHF Group’s excess VAT receivable which was offset in 2008 for EUR 30 million (or USD 39) and in 2009 for EUR 14 million (or USD 18) as part of the special procedure envisaged by Presidential Decree no. 633 of October 26, 1972 and subsequent amendments and (b) EUR 510 million (approximately USD 660) issued by banks, relating to participation in tenders, of which EUR 353 million (USD 457) in favor of the Minister for Economic Development for the participation in the tender procedure it had been awarded the frequency use rights in the 800, 1800, 200 and 2600 MHz bands, to sponsorships, property leases, operations regarding prize competitions, events and excavation licenses.

29 Financial risk management

The Company’s principal financial liabilities, other than derivatives, comprise loans and borrowings and trade and other payables. The main purpose of these financial liabilities is to finance the Company’s operations. The Company has loan and other receivables, trade and other receivables, and cash and short-term deposits that arrive directly from its operations. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes.

The Company is exposed to market risk, credit risk and liquidity risk.

The Company’s senior management oversees the management of these risks. The Company’s senior management is supported by the Treasury committee that advises on financial risks and the appropriate financial risk governance framework for the Company. The financial risk committee provides assurance to the Company’s senior management that the Company’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Group policies and Group risk appetite. All derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The Supervisory Board reviews and agrees policies for managing each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, commodity price risk and other price risk, such as equity price risk. Financial instruments affected by market risk include loans and borrowings, deposits, and derivative financial instruments. The sensitivity analyses in the following sections relate to the position as at 31 December in 2011, 2010 and 2009. The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 December 2011 (2010 and 2009: none) respectively. The analyses exclude the impact of movements in market variables on the carrying value of pension and other post-retirement obligations (insignificant for the Company), provisions and on the non-financial assets and liabilities of foreign operations. The analyses of sensitivy with respect to the derivatives over non-controlling interests in subsidiaries are described in Note 17.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company long-term debt obligations with floating interest rates. The Company manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge underlying debt obligations.

At 31 December 2011, after taking into account the effect of interest rate swaps, approximately 82% of the Company’s borrowings are at a fixed rate of interest (2010: 96%).

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on loans and borrowings. With all other variables held constant, the Company’s profit before tax is affected through the impact on floating rate borrowings and the Company’s equity is affected through the impact of a parallel shift of the yield curve on the fair value of derivatives to which cash flow hedge accounting is applied as follows:

	Increase/decrease in basis points	Effect on profit before tax	Effect on equity
2011
Euro	+100	(4)	352
US Dollar	+100	(17)	(236)
Algerian Dinar	+100	10	—
Other currencies	+100	(4)	—

Euro	-100	4	(370)
US Dollar	-100	17	250
Algerian Dinar	-100	(10)	—
Other currencies	-100	4	—

2010
Russian Ruble	+100	3	—
US Dollar	+100	2	—
Ukrainian Hryvnia	+100	2	—
Other currencies	+100	1	—

Russian Ruble	-100	(3)	—
US Dollar	-100	(2)	—
Ukrainian Hryvnia	-100	(2)	—
Other currencies	-100	(1)	—

2009
Euro	+100	(4)	—
Russian Ruble	+100	3
US Dollar	+100	(3)	—
Other currencies	+100	1

Euro	-100	4	—
Russian Ruble	-100	(3)
US Dollar	-100	3	—
Other currencies	-100	(1)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the debt at subsidiary level denominated in currencies other than the functional currency, the Company’s operating activities (predominantly capital expenditures at subsidiary level denominated in a different currency from the subsidiary’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company manages its foreign currency risk by selectively hedging net transaction exposures that are expected to occur within a maximum 18-month period.

Where the nature of the hedge relationship is not an economic hedge, it is the Company’s policy to negotiate the terms of the hedging derivatives to match the terms of the underlying hedge items to maximise hedge effectiveness.

The Company hedges part of its exposure to fluctuations on the translation into US dollar of its foreign operations by holding net borrowings in foreign currencies and can use foreign currency swaps and forwards for this purpose as well.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the exchange rates against the USD (mainly caused by RUB, EUR EGP and BDT and the EGP against the CAD (the major currencies creating exposures in the Group), with all other variables held constant, of the Company’s profit before tax (due to changes in the value of monetary assets and liabilities including non-designated foreign currency derivatives). The Company’s exposure to foreign currency changes for all other currencies is not material.

	Change in foreign exchange rate	Effect on profit before tax
2011	10% depreciation currencies against USD	(468)
	10% appreciation currencies against USD	426
	10% depreciation EGP against CAD	124
	10% appreciation EGP against CAD	(113)

2010	10% depreciation currencies against USD	(156)
	10% appreciation currencies against USD	141

2009	10% depreciation currencies against USD	(381)
	10% appreciation currencies against USD	347
	10% depreciation currencies against EUR	(63)
	10% appreciation currencies against EUR	57

The movement on the pre-tax effect is a result of a change in the fair value of derivative financial instruments not designated in a hedging relationship and monetary assets and liabilities denominated in currencies other than the functional currency of the entity. Although the derivatives have not been designated in a hedge relationship, they act as a commercial hedge and will offset the underlying transactions when they occur.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. See Note 19 for further information on restriction on cash balances.

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service GSM network. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its active subscribers (subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period), of which approximately 95% subscribed to a prepaid service as of 31 December 2011 (2010: 94%) and, accordingly, do not give rise to credit risk.

VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers. The Company also has receivables from other local and international operators from interconnect and roaming services provided to their customers, as well as receivables from customers using fixed-line services, such as business services, wholesale services and services to residents. Receivables from other operators for roaming services are settled through clearing houses and, accordingly, do not give rise to credit risk.

VimpelCom holds available cash in bank accounts as well as other financial assets with financial institutions in countries of its operations. To manage credit risk associated with such asset holdings, VimpelCom allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the credit worthiness of the banks with which it holds assets. In respect of financial instruments used by the Company’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s.

VAT is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors provide for equipment financing in respect of certain deliveries of equipment (Note 17). VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Trade receivables

Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer or other counterparty credit risk management. Credit quality of the customer or other telecommunication and roaming providers is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding trade and other receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit or other forms of credit insurance.

The requirement for an impairment is analysed at each reporting date on an individual basis for major clients. Additionally, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actually incurred historical data. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 17. The Company does not hold collateral as security. The Company evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.

Concentrations of credit risk with respect to trade receivables are limited given that the Group’s customer base is large and unrelated. Due to this management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables.

Financial instruments and cash deposits

Credit risk from financial assets held with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty, which have been set as a function of the current banking relationship, the credit rating of the counterparty and the legal group it belongs to and the balance sheet total of the counterparty. Counterparty credit limits over USD 50 are reviewed and approved by the Company’s Supervisory Board. The limits are set to minimise the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at 31 December 2011, 2010 and 2009 is the carrying amounts as illustrated in Note 17, and for derivative financial instruments the carrying amounts as noted in Note 17.

Liquidity risk

The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, debentures, preference shares, financial and operating leases. The Company’s policy is that not more than 35% of borrowings should mature in a single year. 9% of the Company’s debt will mature in less than one year at 31 December 2011 (2010: 20%) based on the carrying value of bank loans, equipment financing and loans from others reflected in the financial statements. The Company assessed the concentration of risk with respect to refinancing its debt and concluded it to be low. Access to sources of funding is sufficiently available.

The table below summarises the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments. The total amounts in the table differ from the carrying amounts as stated in Note 17 as the below table includes both notional amounts and interest while the carrying amounts are based on amongst others notional amounts, fair value adjustments and unamortized fees.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2011
Bank loans and bonds	3,558	6,859	7,022	18,772	36,211
Equipment financing	208	260	102	28	598
Loans from others	282	500	362	24	1,168
Derivatives over non-controlling interest	—	297	—	330	627
Derivative financial instruments
- Gross cash inflows	(539)	(939)	(792)	(3,677)	(5,947)
- Gross cash outflows	510	929	751	3,491	5,681
Trade and other payables	4,566	—	—	—	4,566

	8,585	7,906	7,445	18,968	42,904

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2010
Bank loans and bonds	2,057	2,515	1,237	1,853	7,662
Equipment financing	95	115	66	41	317
Loans from others	—	—	—	—	—
Derivatives over non-controlling interest	—	690	—	—	690
Trade and other payables	1,024	—	—	—	1,024

	3,176	3,320	1,303	1,894	9,693

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2009
Bank loans and bonds	2,230	3,344	1,519	1,994	9,087
Equipment financing	126	156	56	24	362
Loans from others	4	—	—	—	4
Derivatives over non-controlling interest	—	644	201	—	845
Trade and other payables	761	—	—	—	761
Derivatives not designated as hedges	—	4	—	—	4

	3,121	4,148	1,776	2,018	11,063

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains at least a BB/Ba2 credit rating with an aim to improve this and healthy capital ratios in order to secure access to debt and capital markets at all times and maximise shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2011 and 31 December 2010.

The Net Indebtedness / Net debt to EBITDA ratio is an important measure to assess the capital structure in light of maintaining a strong credit rating. Net Indebtedness represents the nominal amount of interest-bearing debt and guarantees given less cash and cash equivalents and current and non-current bank deposits. Net Debt represents the amount of interest-bearing debt at amortized costs and guarantees given less cash and cash equivalents and current and non-current bank deposits adjusted for derivatives designated as hedges. EBITDA is defined as earnings before interest, tax, depreciation, amortization and impairment.

The Net Indebtedness to EBITDA ratio relevant to OJSC VimpelCom, which holds and/or guarantees a major part of the debt of the Company, per 31 December 2011, 2010 and 2009 was 2.6, 1.0 and 1.3 respectively. The required ratio is <3.5 for some of debt. The ratio is calculated based on consolidated financial statements of OJSC VimpelCom prepared under US GAAP. In case this ratio is breached OJSC VimpelCom will have an Event of Default.

Another major part of the debt of the Company is held and/or guaranteed by WIND Telecommunicazioni S.p.A. (“Wind Italy”), to which the Net debt to EBITDA ratio of 4.48 is relevant. The required ratio is <4.8. The ratio is calculated based on consolidated financial statements of Wind Italy prepared under IFRS. In case this ratio is breached Wind Italy will have an Event of Default.

Collateral

The Company provides security for some lenders of the funds which is described for individual loans in Note 28.

30 Events after the reporting period

OTH spin-off

On 16 February 2012, VimpelCom completed the spin-off of certain assets of OTH to Weather II. The principal spin-off assets include OTH’s investments in ECMS and Mobinil in Egypt and Koryolink in North Korea. The completion of the spin-off of these assets fulfills VimpelCom’s spin-off obligations in connection with its acquisition of Wind Telecom S.p.A. from Weather II. No gain or loss was recorded as a result of this transaction on 16 February 2012.

Russian anti-monopoly claim

In April 2012, VimpelCom Ltd. was named as a third party in a claim brought by FAS against Telenor East and Weather II in the Moscow Arbitration Court. The claim was filed by FAS on the alleged basis that Telenor East’s 15 February 2012 purchase of 234 million convertible preferred shares in VimpelCom from Weather II violated relevant Russian law whereunder a company controlled by a foreign state may not exercise control over a Russian entity having strategic importance for the national defense and state security. FAS is asking the court to (i) invalidate the share purchase agreement between Telenor East and Weather II of 15 February 2012, (ii) invalidate the option agreement between Telenor East and Weather II of15 February 2012; (iii) oblige Telenor East to return the convertible preferred shares to Weather II and (iv) oblige VimpelCom, Telenor East and Altimo to enter into a shareholders agreement on substantially the same terms the VimpelCom Shareholders Agreement, which terminated on 10 December 2011.

In connection with the above claim, FAS has filed a separate motion seeking interim relief from the Moscow Arbitration Court to: (i) prohibit VimpelCom Holdings B.V. from voting its shares in OJSC VimpelCom; (ii) prohibit VimpelCom Ltd. from voting its shares in OJSC VimpelCom; (iii) prohibit Telenor East and Weather II from changing the management bodies of VimpelCom Ltd.; and (iv) prohibit Telenor East and Weather II from exercising the option under their option agreement of 15 February 2012. On April 24, 2012, the Moscow Arbitration Court granted FAS’s above requested interim relief in part only. The court rejected the Russian regulator’s request to completely prohibit our company and VimpelCom Holdings from voting our shares in OJSC VimpelCom. The injunction order states that our company and VimpelCom Holdings are prohibited from voting our shares at shareholder meetings of OJSC VimpelCom to: (i) change the OJSC VimpelCom board of directors, and (ii) approve major transactions and interested party transactions, as such terms are defined under Russian law. The injunction order does not, however, prohibit our company and VimpelCom Holdings as shareholders of OJSC VimpelCom from exercising our other shareholder rights, including, among other things, rights to approve the OJSC VimpelCom annual accounts, to appoint OJSC VimpelCom’s external auditor, to approve dividend payments by OJSC VimpelCom and to re-elect the current OJSC VimpelCom board members. The court did grant the requested interim relief pertaining to Telenor East and Weather II set out in clauses (ii) and (iii) above.

VimpelCom is currently assessing this claim and its potential ramifications to VimpelCom as a named third party. In particular, any injunction prohibiting us and VimpelCom Holdings B.V. from voting our shares in OJSC VimpelCom, could adversely impact our ability to upstream funds from OJSC VimpelCom in order to pay dividends, to fund the operations of other parts of our group and to service certain of our debt. The payment of dividends from OJSC VimpelCom requires shareholder approval as do certain other major actions of OJSC VimpelCom. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case whose rights and obligations can be affected by the claim.

Algerian memorandum of understanding

On 7 January 2012 VimpelCom entered into a non-binding memorandum of understanding to explore the possible sale to the Algerian Government by OTH of an interest in OTA, including, subject to certain conditions, a majority stake in OTA. The price of the transaction is to be mutually agreed based on a valuation process with the involvement of each party’s financial advisors. Any transaction will be subject to corporate approvals by OTH and VimpelCom.

It is contemplated that the governance and management control of OTA would be structured so as to permit VimpelCom to continue to consolidate OTA under International Financial Reporting Standards.

Algerian arbitration

On 12 April 2012, OTH submitted a formal Notice of Arbitration against the Algeria government in respect of actions taken by the Algerian government against OTA. The claim in the Notice of Arbitration is being made under the arbitration rules of the United Nations Commission on International Trade Law. In its Notice of Arbitration, OTH asserts that since 2008 its rights under the Agreement on the Promotion and Reciprocal Protection of Investments between Egypt and Algeria have been violated by actions taken by the Algerian government against OTA, including the Algerian Court of first instance’s 28 March 2012 judgment against OTA and a member of its senior executive team (Note 28). VimpelCom continues to be open to finding an amicable resolution with the Algerian government that is mutually beneficial to both parties.

Dividends

In March 2012, the Supervisory Board of the Company declared the payment of a final dividend of USD 0.35 per ADS in relation to its 2011 results. Each ADS represents one common share. The total final dividend payment will be approximately USD 570 million. This brings the total dividend in relation to the 2011 results to USD 0.80 per ADS, equivalent to USD 1.3 billion. The record date for the Company’s shareholders entitled to receive the final dividend has been set for 1 June 2012. The ex-dividend date is 30 May 2012. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon. The dividend will be paid by the Company before 30 June 2012.

Significant change in financial liabilities

On February 2, 2012, OJSC VimpelCom signed a loan facility agreement with CISCO Systems Finance International. The loan was a ruble denominated export credit facility for a total amount of RUR1,550 million. The facility is to finance equipment provided to OJSC VimpelCom by CISCO on a reimbursement basis. The facility bears interest at a rate of 7.35% per annum. On March 2, 2012, OJSC VimpelCom drew down RUR1,040 million (the equivalent to approximately USD 36 as of 2 March 2012).

On 20 March 2012, OJSC VimpelCom issued Russian ruble–denominated bonds, in an aggregate principal amount of RUR25,000 million, which is the equivalent of approximately USD 856 at the exchange rate of the Central Bank of Russia as of March 20, 2012. The bonds have a ten–year maturity with a put option in 3 years and bear an annual interest rate of 8.85%. Interest will be paid semi-annually.

On 26 March 2012, OJSC VimpelCom issued Russian ruble–denominated bonds, in an aggregate principal amount of RUR10,000 million which is the equivalent of approximately USD 340 at the exchange rate of the Central Bank of Russia as of 26 March 2012. The bonds have a ten–year maturity with a put option in 3 years and bear an annual interest rate of 8.85%. Interest will be paid semi-annually.

The proceeds of the offerings will be used for OJSC VimpelCom’s general corporate purposes including refinancing of the existing debt.

On 13 April 2012, Wind Acquisition Finance S.A., or “WAF,” issued €200 million 7 3/8% Senior Secured Notes due 2018 and $400 million 7 1/4% Senior Secured Notes due 2018 (together, the “Additional Notes”). The Additional Notes were issued as a tap under the indenture dated 26 November 2010 pursuant to which €1,750 million of 7 3/8% Senior Secured Notes due 2018 and $1,300 million of 7 1/4% Senior Secured Notes due 2018 were issued. The Additional Notes are guaranteed by WIND Italy.

On April 20, 2012 OJSC VimpelCom repaid debt to Sberbank in the amount of RUR 10,000 million under one-year non-revolving loan facility, which was signed and drawdowned in December, 2011.

Sale of GTEL-Mobile

On 20 April 2012 VimpelCom signed an agreement to sell its entire indirect 49% stake in GTEL Mobile to GTEL Transmit and Infrastructure Service One Member Company Limited, or “GTEL Transmit,” a related party of the our Vietnamese local partner, Global Telecommunications Corporation, or “GTEL,” for cash consideration of USD 45. The sale was completed on 23 April 2012. As of completion of the sale, VimpelCom has no further obligations or liabilities to GTEL or GTEL Mobile and GTEL Mobile is obligated to discontinue the use of the Beeline trademark after a six months transition period.

Amsterdam, 30 April 2012

VimpelCom Ltd.

J. Lunder

EXHIBIT LIST

Exhibit No.	Description
1.1	Bye-laws of VimpelCom Ltd. adopted on April 20, 2010.*

2.1	Form of Deposit Agreement (common shares) between VimpelCom Ltd. and The Bank of New York Mellon, as depositary.**

2.2	Agreement to furnish instruments relating to long-term debt.†

4.1	Shareholders Agreement, dated October 4, 2009, between and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Eco Telecom Limited, Telenor East Invest AS, Telenor Mobile Communications AS and Altimo Coöperatief U.A.***

4.2	Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A., Weather Investments II S.à r.l. and certain Shareholders of Wind Telecom S.p.A., dated as of April 15, 2011.§

4.3	Amendment No. 1 to Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A. and Weather Investments II S.à r.l. (dated as of April 15, 2011), dated as of November 25, 2011.†

4.4	Amendment No. 2 to Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A. and Weather Investments II S.à r.l. (dated as of April 15, 2011), dated as of January 31, 2012.†

4.5	Form of Indemnification Agreement.§§

8.	List of Subsidiaries.†

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.†

15.1	Consent of Ernst & Young Accountants LLP.†

15.2	Consent of Ernst & Young LLC.†

*	Incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-8 (Registration No. 333-166315) of VimpelCom Ltd., filed on April 27, 2010.
**	Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (Registration No. 333-164770) of VimpelCom Ltd., filed on February 8, 2010.
***	Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Registration No. 333-164770) of VimpelCom Ltd., filed on February 8, 2010.
§	Incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Weather Investments II S.à r.l. on April 22, 2011.
§§	Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of VimpelCom Ltd. for the fiscal year ended December 31, 2010, filed on June 30, 2011.
†	Filed herewith.