Form 20-F
period 2012-12-31
VimpelCom Ltd.
filed 2013-03-22
CIK 1468091

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-34694

VIMPELCOM LTD.

(Exact name of registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Jeffrey D. McGhie

Group General Counsel & Chief Corporate Affairs Officer

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

On April 15, 2011, we completed our acquisition of 100% of Wind Telecom S.p.A., or “Wind Telecom” (or together with its consolidated subsidiaries, the “Wind Telecom Group”) and its interests in Orascom Telecom Holding S.A.E, or “OTH,” and WIND Telecomunicazioni S.p.A., or “WIND Italy.” The Wind Telecom Group is an international provider of mobile and fixed-line telecommunications and Internet services with operations in Europe, North America, Africa and Asia. We refer to the acquisition of Wind Telecom in this Annual Report on Form 20-F as the “Wind Telecom Transaction.” As we did not consolidate Wind Telecom into our financial statements until the effective acquisition date, the historical financial and operating data of VimpelCom set forth in this Annual Report on Form 20-F do not reflect Wind Telecom’s results prior to April 15, 2011, unless otherwise indicated.

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

This Annual Report on Form 20-F includes audited consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” and presented in U.S. dollars. The company adopted IFRS as of January 1, 2009. As a result of the VimpelCom Ltd. Transaction, VimpelCom Ltd. is as of April 21, 2010, the accounting successor to OJSC VimpelCom, and accordingly, accounting data and disclosure relating to the period prior to April 21, 2010 in VimpelCom Ltd.’s IFRS financial statements represent accounting data and disclosure of OJSC VimpelCom except for equity, which was restated to reflect the capital structure of VimpelCom Ltd. The historical operating data for periods prior to April 21, 2010, the date on which the VimpelCom Ltd. Transaction was completed, represents the historical operating data of OJSC VimpelCom. See also “Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability of Prior Periods.”

In this Annual Report on Form 20-F, references to “€,” “EUR,” or “Euro” are to the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty of Rome which established the European Community, as amended, references to “Russian rubles” or “rubles” or “RUB” are to the lawful currency of the Russian Federation, references to “US$ “ or “$” or “USD” or “U.S. dollars” are to the lawful currency of the United States of America, references to dinars and “DZD” are to the lawful currency of Algeria and references to “IQD” are to the lawful currency of Iraq. References to “LIBOR” are to the London Interbank Offered Rate, references to “MosPRIME” are to the Moscow Prime Offered Rate, references to “KIBOR” are to the Karachi Interbank Offered Rate, references to “AB SEK” are to AB Svensk Exportkredit and references to “Rendistato” are to the weighted average yield on a basket of Italian government securities produced and published by Bank of Italy.

In addition, the discussion of our business and the telecommunications industry in this Annual Report on Form 20-F contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined below:

•	References to “ADSL” are to asymmetric digital subscriber line.

•	References to “ANOs” are to alternative network operators.

•	References to “ARPU” are to the monthly average revenue per mobile subscriber.

•	References to “BITS” are to basic international telecommunications service, a type of license.

•	References to “BU-LRIC” are to bottom-up long-run incremental cost.

•	References to “CAMEL” are to a customized application for mobile network enhanced logic, an intranetwork prepaid roaming service.

•	References to “CLECs” are to competitive local exchange carriers.

•	References to “DLD” are to domestic long distance.

•	References to “DWDM” are to dense wavelength division multiplexing.

•	References to “FTN” are to a Federal Transit Network.

•	References to “FTTB” are to fiber to the building.

•	References to “GSM” are Global System for Mobile Communications standard.

•	References to “GSM-900” are to networks that provide mobile telephone services using GSM in the 900MHz frequency range.

•	References to “GSM-900/1800” are to dual band networks that provide mobile telephone services using the GSM standard in the 900 MHz and 1800 MHz frequency ranges.

•	References to “GSM-1800” are to networks that provide mobile telephone services using GSM in the 1800 MHz frequency range.

•	References to “HD” are to high definition.

•	References to “HSDPA” are to High Speed Downlink Packet Accesses, which is a 3G mobile telephony communications protocol in the High-Speed Packet Access or “HSPA” family.

•	References to “ILD” are to international long distance.

•	References to “ILEC” are to incumbent local exchange carriers.

•	References to “IP” are to Internet Protocol.

•	References to “IP VPN” are to IP virtual private network.

•	References to “ISDN” are to integrated services digital network.

•	References to “ISP” are Internet service provider.

•	References to “LAN” are to local area network.

•

References to “LLU” are to local loop unbundling. In Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

•	References to “LTE” are to long term evolution, a mobile access technology.

•	References to “MEN” are to metropolitan Ethernet technology.

•	References to “MMS” are to multimedia messaging service.

•	References to “mobile services” are to our wireless voice and data transmission services but excluding WiFi.

•	References to “MNP” are to mobile number portability.

•	References to “MOU” are to the monthly average minutes of use per mobile subscriber.

•	References to “MPLS” are to multiprotocol label switching.

•	References to “MVNOs” are to mobile virtual network operators.

•	References to “NGAN” are to next generation access network.

•	References to “PBX” are to private branch exchange.

•	References to “PSTN” are to public switched telephone network.

•	References to “REDs” are to radio electronic devices.

•	References to “RBT” are to ringback tones, which are customized ringtones.

•	References to “SaaS” are to software as a service.

•	References to “SLA” are to service level agreement.

•	References to “SDH” are to synchronous digital hierarchy technology.

•	References to “SMS” are to short messaging service.

•	References to “STBs” are to set-top boxes.

•	References to “TDM” are to time division multiplexing.

•	References to “TFO” are to tandem free operation.

•	References to “TrFO” are to transcorder free operation.

•	References to “UMTS” are to Universal Mobile Telecommunications System.

•	References to “USB” are to Universal Serial Bus.

•	References to “USO” are to universal service obligations.

•	References to “UTN” are to telephone urban set.

•	References to “VoIP” are to voice over Internet protocol.

•	References to “VPN” are to virtual private network.

•	References to “VSAT” are to very small aperture terminal.

•	References to “WAN” are to wide area network.

•	References to “WiMax” are to the worldwide interoperability for microwave access communication standard.

•	References to “WLL” are to wireless local loop.

•	References to “WLR” are to wholesale line rental.

•	References to “3G” technologies are to third generation mobile technologies, including UMTS.

•	References to “4G” technologies are to fourth generation mobile technologies, including LTE and WiMax.

Certain amounts and percentages that appear in this Annual Report on Form 20-F have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

Non-GAAP Financial Measures

        Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. VimpelCom calculates Adjusted EBITDA as profit for the year before depreciation, amortization, impairment loss, finance costs, income tax expense and the other line items reflected in the reconciliation table in “Item 3—Key Information—A. Selected Financial Data” below. Our consolidated Adjusted EBITDA includes certain reconciliation adjustments necessary because our Russia Business Unit excludes certain expenses from its Adjusted EBITDA. As a result of reconciliations, our consolidated Adjusted EBITDA differs from the aggregation of Adjusted EBITDA of each of our business units. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total operating revenues. Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses Adjusted EBITDA and Adjusted EBITDA margin as supplemental performance measures and believes that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are indicators of the strength and performance of the company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of Adjusted EBITDA and Adjusted EBITDA Margin include the key revenue and expense items for which the company’s operating managers are responsible and upon which their performance is evaluated. Adjusted EBITDA and Adjusted EBITDA Margin also assist management and investors by increasing the comparability of the company’s performance against the performance of other telecommunications companies that provide EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating profit between periods. However, our Adjusted EBITDA results may not be directly comparable to other companies’ reported EBITDA or OIBDA results due to variances and adjustments in the components of EBITDA (including our calculation of Adjusted EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s or Adjusted EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, is presented in “Item 3—Key Information—A. Selected Financial Data” below.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our strategy to generate sufficient net cash flow in order to meet our debt service obligations;

•	our plans to develop and provide integrated telecommunications services to our customers, increase fixed-line and mobile telephone use and expand our operations;

•	our ability to execute our Value Agenda and business strategy successfully and achieve the expected benefits from our existing and future acquisitions;

•	our ability to extract anticipated synergies or to integrate an acquired business, including Wind Telecom, into our group in a timely and cost-effective manner;

•	our expectations as to pricing for our products and services in the future, improving the total average monthly service revenues per subscriber and our future operating results;

•	our ability to meet our projected capital requirements;

•

our ability to meet license requirements and to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and obtain related regulatory approvals, as well as the development and roll-out of our networks for new standards such as a LTE in Russia;

•	our expectations regarding future developments in the markets in which we operate;

•	our ability to obtain and maintain interconnect agreements; and

•	other statements regarding matters that are not historical facts.

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

These factors and the other risk factors described in “Item 3—Key Information—D. Risk Factors” are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Under no circumstances should the inclusion of such forward-looking statements in this Annual Report on Form 20-F be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward-looking statements included in this Annual Report on Form 20-F are made only as of the date of this Annual Report on Form 20-F. We cannot assure you that projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not required.

ITEM 2.	Offer Statistics and Expected Timetable

Not required.

ITEM 3.	Key Information

A. Selected Financial Data

The following selected consolidated financial data for the three years ended December 31, 2012 are derived from our historical consolidated financial statements which have been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, for the years ended December 31, 2012, 2011 and 2010 and by Ernst & Young LLC, an independent registered public accounting firm, for the year ended December 31, 2009. The data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the financial information in “Item 5—Operating and Financial Review and Prospects.” We omit certain selected financial information for the earliest year of the five year period ended December 31, 2012 because we adopted IFRS in 2010 and accordingly have only four years of selected consolidated financial data prepared in accordance with IFRS as issued by the IASB. See also “Explanatory Note” above.

	Years ended December 31,
	2012	2011	2010	2009
	(In millions of US dollars, except per share amounts)
Service revenues	22,122	19,579	10,291	8,691
Sale of equipment and accessories	677	516	194	110
Other revenues	262	167	37	12

Total operating revenues	23,061	20,262	10,522	8,813

Operating expenses
Service costs	5,439	4,962	2,251	1,895
Cost of equipment and accessories	693	663	217	111
Selling, general and administrative expenses	7,161	6,381	3,198	2,482
Depreciation	2,926	2,726	1,403	1,190
Amortization	2,080	2,059	610	440
Impairment loss	386	527	—	—
Loss on disposals of non-current assets	205	90	49	77

Total operating expenses	18,890	17,408	7,728	6,195

Operating profit	4,171	2,854	2,794	2,618

Finance costs	2,029	1,587	536	603
Finance income	(154)	(120)	(69)	(58)
Revaluation of retained interest in Euroset	(606)	—	—	—
Other non-operating losses/(gains)	75	308	(35)	69
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	9	35	(90)	(3)
Net foreign exchange (gain)/ loss	(70)	190	5	404

Profit before tax	2,888	854	2,447	1,603

Income tax expense	906	585	574	431

Profit for the year	1,982	269	1,873	1,172

Attributable to:
The owners of the parent	2,145	543	1,806	1,142
Non-controlling interest	(163)	(274)	67	30

	1,982	269	1,873	1,172

Earnings per share
Basic, profit for the year attributable to ordinary equity holders of the parent	$1.33	$0.36	$1.50	$1.13
Diluted, profit for the year attributable to ordinary equity holders of the parent	$1.32	$0.36	$1.50	$1.13
Weighted average number of common shares (millions)	1,618	1,524	1,207	1,013
Dividends declared per share	$0.80	$0.80	$0.80	$0.30

	At December 31,
	2012	2011	2010	2009
	(In millions of US dollars)
Consolidated balance sheets data:
Cash and cash equivalents	4,949	2,325	885	1,451
Working capital (deficit)(1)	(2,421)	(3,074)	(1,023)	(562)
Property and equipment, net	15,666	15,165	7,299	5,861
Intangible assets and goodwill	27,565	28,601	9,217	4,843
Total assets	55,360	54,039	19,505	14,618
Total liabilities	39,988	39,137	9,093	10,416
Total equity	15,372	14,902	10,412	4,202

(1)	Working capital is calculated as current assets less current liabilities.

	Years ended December 31,
	2012	2011	2010	2009
	(In millions of US dollars)
Other data:
Adjusted EBITDA *	9,768	8,298	4,906	4,334

*	Adjusted EBITDA is a non-GAAP financial measure. Please see “Explanatory Note—Non-GAAP Financial Measures” for more information on how we calculate adjusted EBITDA. Reconciliation of adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, is presented below.

Reconciliation of Adjusted EBITDA to profit for the year

(Unaudited, in millions of US dollars)

	Years ended December 31,
	2012	2011	2010	2009
Adjusted EBITDA	9,768	8,298	4,906	4,334
Reconciliation adjustments	—	(42)	(50)	(9)
Depreciation	(2,926)	(2,726)	(1,403)	(1,190)
Amortization	(2,080)	(2,059)	(610)	(440)
Impairment loss	(386)	(527)	—	—
Loss on disposals of non-current assets	(205)	(90)	(49)	(77)
Finance costs	(2,029)	(1,587)	(536)	(603)
Finance income	154	120	69	58
Revaluation of retained interest in Euroset	606	—	—	—
Other non-operating losses/(gains)	(75)	(308)	35	(69)
Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	(9)	(35)	90	3
Net foreign exchange loss	70	(190)	(5)	(404)
Income tax expense	(906)	(585)	(574)	(431)
Profit for the year	1,982	269	1,873	1,172

SELECTED OPERATING DATA

The following selected operating data as of and for the years ended December 31, 2012, 2011, 2010 and 2009 has been derived from internal company sources. The selected operating data set forth below should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this Annual Report on Form 20-F and the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.” See also “Explanatory Note” above.

	As of December 31,
	2012		2011		2010		2009
Selected company operating data(1):
End of period mobile subscribers (in millions):
Russia		56.1		57.2		52.0		50.9
Europe & North America		22.2		21.4		—		—
Africa & Asia		85.2		82.1		0.7		0.4
Ukraine		26.0		24.8		24.4		2.0
CIS		24.2		19.7		15.6		13.2
Total mobile subscribers		213.7		205.2		92.7		66.5
Mobile MOU (2)
Russia		276		243		219		211
Europe & North America
Italy		207		197		—		—
Africa & Asia
Algeria		262		286		—		—
Pakistan		214		206		—		—
Bangladesh		216		209		—		—
CAR		49		47		—		—
Burundi		37		37		—		—
Cambodia		545		419		331		78
Laos		97		233		—		—
Ukraine		493		467		378		209
CIS
Kazakhstan		213		148		120		93
Tajikistan		241		229		179		173
Uzbekistan		474		425		386		314
Armenia		269		257		294		238
Georgia		237		207		137		138
Kyrgyzstan		272		303		258		164
Mobile ARPU (2)
Russia	US$	10.8	US$	11.0	US$	10.8	US$	10.1
Europe & North America	US$	18.5	US$	21.7		—		—
Africa & Asia
Algeria	US$	8.6	US$	9.0		—		—
Pakistan	US$	2.6	US$	2.7		—		—
Bangladesh	US$	1.8	US$	1.8		—		—
CAR	US$	5.9	US$	6.4		—		—
Burundi	US$	3.3	US$	3.6		—		—
Cambodia	US$	1.6	US$	2.9		—		—

	As of December 31,
	2012		2011		2010		2009
Laos	US$	5.6	US$	5.1		—		—
Ukraine	US$	5.0	US$	5.1	US$	4.8	US$	4.7
CIS
Kazakhstan	US$	7.6	US$	8.3	US$	9.2	US$	8.1
Tajikistan	US$	8.6	US$	8.8	US$	6.5	US$	7.1
Uzbekistan	US$	4.6	US$	4.1	US$	4.1	US$	4.7
Armenia	US$	6.8	US$	8.1	US$	10.3	US$	13.2
Georgia	US$	6.7	US$	6.8	US$	7.5	US$	8.9
Kyrgyzstan	US$	5.5	US$	5.5	US$	5.3		—
Churn (as a percentage) (2)
Russia		63.2		62.8		50.8		42.8
Europe & North America
Italy		35.2		28.3		—		—
Africa & Asia
Algeria		24.2		20.9		—		—
Pakistan		25.2		29.5		—		—
Bangladesh		25.2		18.5		—		—
CAR		60.0		102.0		—		—
Burundi		54.0		59.9		—		—
Cambodia		210.0		128.0		167.0		—	(3)
Laos		141.0		258.0		—		—
Ukraine		28.7		22.3		29.5		81.0
CIS
Kazakhstan		55.8		47.4		43.5		46.3
Tajikistan		72.7		67.4		82.8		52.9
Uzbekistan		55.1		59.7		54.2		63.7
Armenia		83.9		87.6		67.6		58.6
Georgia		79.1		70.1		94.1		46.6
Kyrgyzstan		66.1		52.3		61.9		60.5
End of period broadband subscribers (in millions):
Russia		5.0		4.6		3.3		2.1
Europe & North America		7.8		6.6		—		—
Africa & Asia		—		—		—		—
Ukraine		0.6		0.4		0.2		0.1
CIS (4)		12.3		9.5		6.7		5.5
Total broadband subscribers		25.6		12.3		3.7		2.2

(1)	For information on how we calculate mobile subscriber data, mobile MOU, mobile ARPU, mobile churn rates and broadband subscriber data, please refer to the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Certain Performance Indicators.” Please note that the data presented above for our Europe & North America segment relate only to our operations in Italy, except for mobile subscriber data, which include the subscribers of our equity associate in Canada (0.4 million for 2011 and 0.6 million for 2012). Operating data for Ukraine does not include figures associated with Kyivstar’s operations prior to April 21, 2010, when Kyivstar’s operations were integrated into the group. The number of mobile subscribers for Africa & Asia includes subscribers of Telecel Zimbabwe (1.5 million for 2011 and 2.6 million for 2012), in which we have an equity investment and is accounted at cost.
(2)	For Wind Telecom Group companies acquired on April 15, 2011, mobile MOU, ARPU and churn are calculated based on the full year.
(3)	Churn figures for Cambodia in 2009 are not provided due to partial year consolidation.
(4)	CIS mobile broadband customers are those who have performed at least one mobile internet event in the three-month period prior to the measurement date, as well as fixed internet access using FTTB, xDSL and WiFi technologies.

B. Capitalization and Indebtedness

Not required.

C. Reasons for the Offer and Use of Proceeds

Not required.

D. Risk Factors

The risk factors below are associated with our company and our ADSs. Before purchasing our ADSs, you should carefully consider all of the information set forth in this Annual Report on Form 20-F and, in particular, the risks described below. If any of the following risks actually occur, our business, financial condition, results of operations or prospects could be harmed. In that case, the trading price of our ADSs could decline and you could lose all or part of your investment.

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

We have substantial amounts of indebtedness. As of December 31, 2012, the principal amount of our external debt for bank loans, bonds, equipment financing, and loans from others amounted to approximately US$27.0 billion.

In connection with the acquisition of Wind Telecom in April 2011, we incurred significant additional indebtedness to pay for the acquisition of Wind Telecom and to refinance debt of Wind Telecom entities that had to be refinanced because we acquired control. We refer to the acquisition of Wind Telecom in this Annual Report on Form 20-F as the “Wind Telecom Transaction.” For more information on the Wind Telecom Transaction, see “Item 4—Information on the Company—History and Development.” In addition to our debt existing before the Wind Telecom Transaction and debt we incurred in connection with the Wind Telecom Transaction, in acquiring Wind Telecom we acquired entities with substantial debt that we did not refinance. This debt remains outstanding and further increases the leverage of the VimpelCom Group.

Proceeds from debt obligations we have incurred or may incur that are loaned to our subsidiaries, including subsidiaries acquired in the Wind Telecom Transaction, may not be available to us, or repaid when needed, for support of our operations and payment of our debt service obligations. There can be no assurance that we will recover any amounts we lend to our subsidiaries. Furthermore, in the short to medium term we will not derive additional sources of cash flow or revenues from the Wind Telecom entities and will have to satisfy our debt service obligations from our operations in OJSC VimpelCom and Kyivstar. For more information regarding our outstanding indebtedness and the outstanding indebtedness of Wind Telecom entities, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

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

We must generate sufficient net cash flow in order to meet the substantial debt service obligations which we have following the Wind Telecom Transaction and may incur in the future, and we cannot assure you that we will be able to meet those obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we would be in default under the terms of our indebtedness, and the holders of our indebtedness would be able to accelerate the maturity of the indebtedness which in turn could cause defaults under our other indebtedness. This could also result in loss of any assets that secure this debt. If we do not generate sufficient cash flow from operations in attempting to meet our obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital expenditures or seeking additional capital. We cannot assure you that any refinancing or additional financing would be available on acceptable terms, or that assets could be sold, or if sold, that such sales would be on satisfactory terms, that the proceeds realized from those sales or refinancing would be sufficient to meet our obligations or that such sales or refinancing could be effected in time to alleviate financial constraints. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, could materially adversely affect our business, financial condition, results of operations and prospects.

Covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations.

Agreements under which we borrow funds (as set forth in further detail in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities”) contain a number of different covenants that impose on us certain operating and financial restrictions. Some of these covenants relate to our financial performance, such as the level of earnings, debt and assets. Other covenants limit the ability of, and in some cases prohibit, among other things, us or certain of our subsidiaries from incurring additional indebtedness, creating liens on assets, entering into business combinations or engaging in certain activities with companies within our group. A failure to comply with these covenants would constitute a default under these relevant agreements and could trigger cross-payment default/cross-acceleration provisions under some or all of these agreements discussed above. This could also lead to secured creditors taking enforcement actions against pledged assets securing our debt. In the event of such a default, the debtor’s obligations under one or more of these agreements could, under certain circumstances, become immediately due and payable, which could have a material adverse effect on our business, financial condition, results of operations and prospects, and in particular on our liquidity and our shareholders’ equity.

We may not be able to raise additional capital.

We may need to raise additional capital in the future, including through debt financing. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth and growth in usage over the period, the pace of technological development, capital expenditures, our acquisition plans and our ability to continue to generate sufficient amounts of revenue and ARPU growth. If we incur additional indebtedness, the related risks that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness. In addition, we may not be able to borrow money within the local or international capital markets on acceptable terms or at all. As a result, we may be unable to make desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations, which could materially adversely affect our business, financial condition, results of operations and prospects.

We are exposed to foreign currency exchange loss and convertibility risks.

A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars and Euros, including capital expenditures and borrowings, while a significant amount of our revenues are in currencies other than the U.S. dollar and Euro. As a result, we are exposed to higher foreign currency exchange loss risks related to the varying exchange rates of our local currencies against the U.S. dollar or Euro. Unless effectively hedged, these risks could have a material adverse effect on our business, financial condition, results of operations and prospects. There can be no assurance that we will be able to effectively hedge currency fluctuations due to the cost or availability of hedging instruments. Also, the imposition of exchange controls or other similar restrictions on currency convertibility in our geographic areas of operation could limit our ability to convert currencies in a timely manner or at all, which could have a material adverse effect on our business, financial condition and results of operations and prospects. For more information about the market risks we are exposed to as a result of foreign currency exchange rate fluctuations, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk” and notes 5 and 17 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

We may not realize the anticipated benefits from past, and any future, acquisitions and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with acquisitions.

The actual outcome of our past, and any future, acquisitions and their effect on our company and its subsidiaries and the results of our operations may differ materially from our expectations as a result of the following factors, among others:

•

past and future compliance with the terms of the telecommunications licenses and permissions of the acquired companies, their ability to get additional frequencies and their past and future compliance with applicable laws, rules and regulations (including, without limitation, tax and customs legislation);

•	unexpected or unforeseen liabilities or obligations or greater than expected liabilities incurred prior to or after the acquisition, including tax, customs, indebtedness and other liabilities;

•	the acquired company’s inability to comply with the terms of its debt and other contractual obligations;

•	the acquired company’s ability to obtain or maintain favorable interconnect terms;

•	our inability to extract anticipated synergies or to integrate an acquired business into our group in a timely and cost-effective manner;

•	changes to the incumbent management personnel of our acquired companies or the possible deterioration of relationships with employees and customers as a result of integration;

•	exposure to foreign exchange risks that are difficult or expensive to hedge;

•	the acquired company’s inability to protect its trademarks and intellectual property and to register trademarks and other intellectual property used by such company in the past;

•	developments in competition within each jurisdiction, including the entry of new competitors or an increase in aggressive competitive measures by our competitors;

•	governmental regulation of the telecommunications industry in each jurisdiction, ambiguity in regulation and changing treatment of certain license conditions;

•	political, economic, social, legal and regulatory developments and uncertainties in each jurisdiction; and

•	claims by third parties challenging our ownership or otherwise.

For information about our acquisitions, please see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities.”

Our rationale behind the Wind Telecom Transaction was based on certain beliefs and assumptions, among others, that the assets of the VimpelCom Group and Wind Telecom Group are complementary and that demand for mobile data services in its markets is set to grow significantly. If any of these fundamental beliefs or assumptions proves to be incorrect or if we are unable to effectively execute our strategy, the return on our substantial investment in Wind Telecom may not materialize and our business, financial condition, results of operations and prospects could be materially adversely affected.

We may continue to pursue a strategy that includes additional expansion. Any future acquisitions or investments could be significant and in any case could involve risks inherent in assessing the value, strengths and weaknesses of such opportunities, particularly if we are unable to conduct thorough due diligence prior to the acquisition. Such acquisitions or investments may divert our resources and management time. We cannot assure you that any acquisition or investment could be made in a timely manner or on terms and conditions acceptable to us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our strategy contemplates improving operational excellence and cost management and reducing the ratio of our capital expenditure to revenues over time. This strategy includes network outsourcing and sharing, centrally led procurement, and a systematic approach to managing working capital and optimizing our capital structure. However, there can be no assurance that the full extent of the anticipated benefits will be realized within the envisaged timeline.

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

In addition, VimpelCom’s subsidiaries operating under WIND Italy are restricted from paying dividends or making certain other payments to VimpelCom by existing covenants of the Wind Telecom Group, including in the senior notes issued by Wind Acquisition Holdings Finance S.A., or “WAHF SA,” dated December 15, 2009, in original principal amounts of €325.0 million and US$625.0 million, which prohibit outright any dividend payment above WIND Acquisition Holding Finance S.p.A., the immediate holding company of WIND Italy, until January 2014, when those notes convert to cash pay (rather than payment in kind) instruments. After January 2014, the WAHF SA notes and WIND Italy financings will continue to restrict upstream dividends, payments or loans to amounts permitted under restricted payment tests set out in the documents and when leverage-to-earnings ratios reach specified levels. For more detail on the WIND Italy financings, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

Furthermore, our subsidiary in Algeria, Orascom Telecom Algérie S.p.A., or “OTA,” has been unable to repatriate certain dividends to foreign investors, including its parent company, during the pendency of the tax assessment by the Algerian Directions des Grandes Entreprises (Tax Department for Large-Scale Companies, or “DGE”). In 2010, the Bank of Algeria effected an injunction that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA, preventing OTA from transferring funds outside of Algeria, including by way of dividends or other distributions to OTH. For more information, see “—Legal and Regulatory Risks—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH” below.

VimpelCom’s subsidiaries are separate and distinct legal entities. Any right that VimpelCom has to receive any assets of or distributions from any subsidiary upon its bankruptcy, dissolution, liquidation or reorganization, or to realize proceeds from the sale of the assets of any subsidiary, will be junior to the claims of that subsidiary’s creditors, including trade creditors.

We have a global strategy which is set by group leadership in our Amsterdam headquarters. For more information on our strategy, see “Item 4—Information on the Company—Strategy.” However, management at our local operations is responsible for executing many aspects of our strategy. This can be made more challenging given the broad geographic span of our operations and great cultural diversity among our local operations, which can make it more difficult to implement and maintain effective internal communication and reporting across the group. Local management’s failure to execute our group strategy effectively could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our majority stake in an Egyptian public company may expose us to legal, regulatory and political risk and reputational harm.

OTH, our subsidiary in Egypt, is a public company whose shares are listed on the Egyptian Stock Exchange and is therefore subject to Egyptian laws and regulation and enforcement actions by Egyptian authorities. Following the recent revolution and inauguration of a new government in Egypt, significant uncertainties remain about the future political, economic and regulatory environment in Egypt. As a result, we are exposed to the risk of unpredictable and adverse government action and severe delays in obtaining necessary approvals from government bodies. We may not be able to effectively challenge such actions through legal proceedings. Furthermore, Egyptian taxing authorities may impose unlawful or improper tax assessments against OTH, and Egyptian tax law could be changed significantly or become subject to new interpretation, which could expose OTH to increased tax liability. For more information on tax claims of the Egyptian authorities please see “Item 4—Information on the Company—Legal Proceedings—Legal Proceedings Involving OTH and Its Subsidiaries—OTH Tax Litigation.” In addition, Egyptian officials and OTH’s minority shareholders may bring claims against OTH or its officers and directors, some of whom are officers of VimpelCom. The risks relating to our majority stake in OTH could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

We have expended significant time and resources building our “Beeline,” “Kyivstar,” “djuice,” “Wind,” “Infostrada,” “Mobilink,” “Leo,” “banglalink,” “Telecel,” and “Djezzy” brand images. Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative rumors or other claims by governmental authorities, individual subscribers and third parties against us could materially adversely affect this brand image. In addition, consumer preferences change and our failure to anticipate, identify or react to these changes by providing attractive services at competitive prices could negatively affect our market share. We cannot assure you that we will continue to maintain a favorable brand image in the future. Any loss of market share resulting from any or all of these factors could negatively affect our business, financial condition, results of operations and prospects.

Our strategic partnerships and relationships to develop our business are accompanied by inherent business risks.

We are in, and may enter into additional, strategic partnerships and joint ventures with other companies to develop our business and expand our operations. We currently participate in strategic partnerships and joint ventures in a number of countries where we operate, including Russia (Euroset), Kazakhstan (KaR-Tel, TNS-Plus, 2Day Telecom, S&G, KAZEUROMOBILE LLP), Uzbekistan (Buzton), Kyrgyzstan (Sky Mobile, Terra), Georgia (Mobitel), Tajikistan (Tacom), Laos (Beeline), Zimbabwe (Telecel) and Cambodia (Sotelco).

Our participation in each of our subsidiaries and affiliated companies varies from market to market, and we do not always have a majority interest in our affiliated companies. Our business, financial condition, results of operations and prospects may be materially and adversely affected if disagreements develop with our partners.

Our ability to withdraw funds, including dividends, from our participation in, subsidiaries and investments may depend on the consent of partners. Further, failure to resolve any disputes with our partners in certain of our operating subsidiaries could restrict payments made by these operating subsidiaries to us and have an adverse effect on our business, financial condition, results of operations and prospects. In addition, agreements governing these arrangements contain, in some cases, change of control and similar provisions, which, if triggered under certain circumstances could give other participants in these investments the ability to purchase our interests or enact other penalties.

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

We may become subject to civil and criminal investigations, face liability and suffer reputational harm due to the activity of our local contractual counterparties.

Although we perform due diligence on our local counterparties and put in place contractual arrangements in an effort to secure that these counterparties comply with applicable law, we can nonetheless be subject to investigation, liability, and enforcement risk if they engage in conduct in violation of applicable law. At present, TeliaSonera, one of our competitors in various markets, has come under scrutiny in Sweden for its ongoing partnership with Takilant Ltd. relating to TeliaSonera’s Uzbek operations. The Swedish press has reported that TeliaSonera and some of its senior officers are under investigation in Sweden for violating local anti-bribery laws due to TeliaSonera’s transactions with Takilant. Takilant is also currently being investigated in Sweden and Switzerland on allegations that the company and persons associated with it have committed acts of bribery and money-laundering connected with activity in Uzbekistan. Takilant held a minority interest in our business in Uzbekistan from 2007 until 2009, and, in addition, we have worked with Takilant in the past to acquire frequency spectrum in Uzbekistan. Although we are not aware of any current investigations of our company in connection with our relationship with Takilant, there can be no assurance that we will not become subject to investigations, face liability or suffer reputational harm due to our relationship with Takilant.

For more information on the risks associated with anti-corruption laws, see “—Legal and Regulatory Risks—We are subject to anti-corruption laws in the jurisdictions in which we operate” below.

Our strategic shareholders may pursue different development strategies from us and from one another in the regions in which we operate, and this may hinder our ability to expand and/or compete in such regions and may lead to a deterioration in the relationship among our strategic shareholders.

Our company’s largest shareholders, Altimo (a member of the Alfa group) and Telenor, and their respective affiliates, beneficially own, in the aggregate, approximately 90.9% of our outstanding voting shares. As a result, these shareholders, if acting together, have the ability to determine the outcome of matters submitted to our shareholders for approval, including the acquisition of assets by us. In addition, our largest shareholders have sufficient voting rights to jointly elect a majority of our supervisory board, and they may in the future enter into a shareholders agreements or similar arrangements which may impact the composition of our board.

Under our group’s corporate governance structure, significant corporate action on behalf of VimpelCom and/or its subsidiaries requires the prior approval of our supervisory board. Acting jointly, our largest shareholders can elect a majority of our supervisory board and as a result could cause us to take corporate actions or block corporate decisions by VimpelCom or its subsidiaries, including with respect to our capital structure, financings and acquisitions, which may not be in the best interest of our minority shareholders, or other security holders.

In the past, Telenor and Alfa Group have had different strategies from us and from one another in pursuing development in Ukraine and the CIS and other countries. For example, prior to the VimpelCom Ltd. Transaction, affiliates of Telenor and members of the Alfa Group of companies reportedly owned 56.5% and 43.5%, respectively, of Kyivstar. According to public reports, companies in the Telenor Group and the Alfa Group historically were involved in various disputes and litigations regarding their ownership of and control over Kyivstar. See also “—Litigation involving Altimo and Telenor, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects” below. In addition, in Pakistan and Bangladesh our subsidiaries directly compete with subsidiaries of Telenor.

We cannot assure you that we, the Telenor Group and the Alfa Group will not choose to pursue different strategies, including in markets or countries where the Telenor Group and the Alfa Group have a presence. Furthermore, if and to the extent that our strategic shareholders have different expansion strategies, it could lead to deterioration of their relationship which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Litigation involving Altimo and Telenor, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects.

During the past seven years two of our largest shareholders, Altimo and Telenor, have been involved in various disputes and litigation regarding their ownership of and control over OJSC VimpelCom and Kyivstar. In October 2009, Telenor and Altimo entered into agreements under which, among other things, they agreed to dismiss or withdraw or to cause the dismissal or withdrawal of outstanding legal proceedings between, or involving, them and their respective affiliates, and reportedly they did so. In 2011 and 2012, Telenor and Altimo were again involved in litigation regarding their ownership of and control over our company. On January 28, 2011, Telenor commenced arbitration proceedings against each of Altimo Holdings, Altimo Coöperatief U.A. or “Altimo Coöperatief” (a subsidiary of Altimo Holdings), and VimpelCom Ltd. for the stated purpose of enforcing its alleged pre-emptive rights under the October 4, 2009 shareholders agreement among Altimo, Telenor and us in relation to our company (the “VimpelCom Shareholders Agreement”) with respect to VimpelCom shares issued in the Wind Telecom Transaction. In this Annual Report on Form 20-F, we refer to these proceedings as the “Arbitration Proceedings.”

On February 15, 2012 Telenor notified the tribunal in the Arbitration Proceedings that it was withdrawing all of its claims against Altimo Holdings, Altimo Coöperatief and us. According to Telenor’s February 15, 2012 press release, Telenor withdrew its claims because it purchased 234,000,000 of Weather II’s VimpelCom convertible preferred shares, thus raising Telenor’s share of VimpelCom’s outstanding voting shares at the time to 36.4%. On March 8, 2012, the tribunal dismissed all claims in the Arbitration Proceedings with prejudice. For more information on our largest shareholders, see “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

In addition, as a result of Altimo’s sale of 123,600,000 convertible preferred shares in June 2011, which reduced its voting rights in our company at the time to below 25%, the VimpelCom Shareholders Agreement terminated on December 10, 2011. The termination of the VimpelCom Shareholders Agreement could result in further disputes between Telenor and Altimo.

Future legal proceedings between Altimo and Telenor and the termination of the VimpelCom Shareholders Agreement could cause the relationship between Altimo and Telenor to deteriorate. As a result of the disputes among two of our largest shareholders and claims made against us, we could suffer material adverse effects on our business, financial condition, results of operations and prospects.

A disposition by our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business.

Certain of our debt agreements have “change of control” provisions that may require us to make a prepayment if certain parties acquire beneficial or legal ownership of or control over more than 50.0% of our shares, which could occur if certain parties acquired more than 50.0% of our company. Generally, this change of control provision is not triggered as long as a combination of the Alfa Group or Telenor own more than 50.0% of our company. If a change of control is triggered and we fail to make any required prepayment, this could lead to an event of default, and could trigger cross default/cross acceleration provisions under certain of our other debt agreements. In such event, our obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business, financial condition and results of operations.

We derive benefits and resources from the participation of Telenor and Altimo in our company. If Telenor or Altimo were to dispose of its stake in our company, either voluntarily or involuntarily, we may be deprived of the benefits and resources that we derive from it which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Industry

Our business is highly capital intensive and requires substantial and ongoing expenditures of capital, which, in the future, we may not be able to obtain on favorable terms or at all.

Our industry is highly capital intensive, and our success depends to a significant degree on our ability to keep pace with new developments in technology, to develop and market innovative products and to update our facilities and process technology. All of our operations have extensive capital expenditure programs that require substantial outlays. We may require additional capital in the future to finance our future growth and development, implement further marketing and sales activities, fund our ongoing research and development activities, implement new technological advances and meet our general working capital needs. The amount and timing of our capital requirements will depend on many factors, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, and the status and timing of competitive developments. We may require greater capital investments in shorter time frames than we have anticipated, and we or our operations may not have the resources to make such investments. If we do not have the resources for necessary capital expenditures, we may be required to raise additional debt or equity financing, which may not be available when needed on terms favorable to us or at all. If we are unable to obtain adequate funds on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could adversely affect our business, financial condition, results of operations and prospects. For more information on future liquidity needs, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements.”

Our revenues are often unpredictable and our revenue sources are short-term in nature.

Future revenues from our prepaid mobile subscribers, our primary source of revenues, and our contract mobile subscribers are unpredictable. We do not require our prepaid mobile subscribers to enter into long-term service contracts and cannot be certain that they will continue to use our services in the future. We require our contract mobile subscribers to enter into service contracts; however, many of these service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Consumption of mobile telephone services is driven by the level of consumer discretionary income. Deterioration in the economic situation could cause subscribers to have less discretionary income, thus affecting their spending on our services. The loss of a larger number of subscribers than anticipated could result in a loss of a significant amount of expected revenues. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could adversely affect our business, financial condition, results of operations and prospects.

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

In addition, as the subscriber penetration rates increase and the markets in which we operate mature, mobile services providers, including us, may be forced to utilize more aggressive marketing schemes to retain existing subscribers and attract new ones. If this were to occur, we may choose to adopt lower tariffs, offer handset subsidies or increase dealer commissions, any or all of which could materially adversely affect our business, financial condition, results of operations and prospects.

Some of the markets in which we operate, including Russia and Italy, are already mature or approaching saturation and are characterized by high levels of competition. For more information on our markets and the competition we face, see “Item 4—Information on the Company—Description of Operations of the Russia Business Unit,” “—Description of Operations of the Europe & North America Business Unit,” “—Description of Operations of the Africa & Asia Business Unit,” “—Description of Operations of the Ukraine Business Unit,” and “—Description of Operations of the CIS Business Unit.” In such mature markets, there are limits on the extent to which we can continue to grow our subscriber base. Competition for subscribers has in the past, and may in the future, create additional pricing pressure for operators, which could have a material adverse impact on our margins and profitability. In our mature markets, the continued growth in our business and results of operations will depend, in part, on our ability to extract greater revenue from our existing subscribers, in addition to attracting subscribers of other operators, including through expansion of data services and introduction of next generation technologies. We may fail to develop and offer data services or technologies that are attractive to our existing or future subscribers or for which our existing or future subscribers are not willing or able to pay. We also may not be able to develop other platforms, products and services to attract and retain subscribers, or make strategic acquisitions in order to expand our business. Even if successful in making such developments or acquisitions, they may not result in an increased customer base and greater profits for us. If we fail to extract additional revenues from our existing subscribers or continue to expand our subscriber base, our business, financial condition, results of operations and prospects will be materially adversely affected.

In addition, as we expand the scope of our services, such as fixed-line residential and commercial broadband services, we may encounter a greater number of competitors who provide similar services. In the event we fail to successfully address challenges from our competition in new services, our business financial condition, results of operations and prospects could be materially and adversely affected.

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

We could experience subscriber database piracy or other database security breaches, which may materially adversely affect our reputation, lead to subscriber lawsuits, loss of subscribers or hinder our ability to gain new subscribers and thereby materially adversely affect our business.

      We may be exposed to database piracy or other database security breaches which could result in the leakage and unauthorized dissemination of information about our subscribers, including their names, addresses, home phone numbers, passport details and individual tax numbers. The breach of security of our database and illegal sale or other unauthorized release of our subscribers’ personal information could materially adversely impact our reputation, prompt lawsuits against us by individual and corporate subscribers, lead to violations of data protection laws and adverse actions by the telecommunications regulators and other authorities, lead to a loss in subscribers and hinder our ability to attract new subscribers. If severe customer data security breaches are detected, the regulatory authority can sanction our company, and such sanction can include suspension of operations for some time period. These factors, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially adversely affect our business.

The telecommunications industry is characterized by rapidly changing technology and evolving industry standards. We experience new customer demand for more sophisticated telecommunications and Internet services in the markets in which we operate. Accordingly, our future success will depend on our ability to adapt to the changing technological landscape and the regulation of standards utilizing these technologies. In addition, market demand for new technologies in which we invest may not increase or may decrease over time, limiting our ability to recoup the costs of our investments in such new technologies. The rapid technological advances in the telecommunications industry make it difficult to predict the extent of future competition. It is possible that the technologies we utilize today will become obsolete or subject to competition from new technologies in the future for which we may be unable to obtain the appropriate license. We may not be able to meet all of these challenges in a timely and cost-effective manner. We operate third generation mobile technologies, or “3G,” networks in some of our markets, and we will need to develop 3G networks in additional markets in which we operate. We are also exploring options for developing a 4G/LTE network for deploying 4G/LTE services in certain markets. New network development requires significant financial investments and there can be no assurance that we will be able to develop 3G or 4G/LTE networks on commercially reasonable terms, that we will not experience delays in developing our networks or that we will be able to meet all of the license terms and conditions or that we will be granted such licenses at all. In addition, penetration rates for 4G/LTE compatible devices may not currently support the cost of 4G/LTE development in certain markets, such as Russia, and such rates will need to increase to be commercially viable. Therefore, we may be unable to successfully compete in the future. If we experience substantial problems with our 3G or 4G/LTE services, or if we fail to introduce new services on a timely basis relative to our competitors, it may impair the success of such services, delay or decrease revenues and profits and therefore may hinder recovery of our significant capital investments in 3G or 4G/LTE services as well as our growth.

The next step in telecommunications in Ukraine is the deployment of 3G networks. In September 2009, the Ukrainian National Commission for Communications Regulation (which, following administrative reforms in 2011, was replaced by the National Commission for the State Regulation of Communication and Informatization (the “NCCIR”)) made a decision to issue four 3G licenses to Ukrainian telecommunications operators, in addition to the 3G license awarded to Ukrtelecom in 2005. On September 22, 2009, the NCCIR announced its decision to hold an auction for the first of these 3G licenses and, on September 29, 2009, approved the auction conditions. This tender was subsequently cancelled by government authorities, and no tender has been held yet. The only operator in Ukraine holding a 3G license is Limited Liability Company “Trimob,” a subsidiary of Ukrtelecom. If Kyivstar is unable to obtain a 3G license or if a 3G license is awarded to one of Kyivstar’s competitors, Kyivstar would face increased competition in the provision of mobile services in Ukraine. Similarly, if Kyivstar ultimately acquires a 3G license later than its competitors or is required to pay a significantly higher price to obtain a 3G license than its competitors, it could be at a significant competitive disadvantage and face increased costs in implementing its 3G network roll-out.

The next step in the development of telecommunications in Russia is the deployment of 4G/LTE networks. The cost of 4G/LTE network development and the quality of services (including data speed and quality of coverage) depend on the band and the width of frequency range given to an operator. In July 2012, OJSC VimpelCom was awarded one of four nationwide LTE licenses granted in Russia. The other three licenses were granted to MTS, Megafon and Rostelecom. The license allows OJSC VimpelCom to provide services using radio-electronic devices in Russia via networks that use the LTE standard within certain designated frequency bands. Our license is subject to several conditions, including that we begin providing service by June 1, 2013, and that we invest a certain amount in our network in each year in which it is being constructed. There can be no assurance that we will be able to obtain the technical permissions required to begin providing service by the June 1, 2013 deadline. For more information regarding the terms of our LTE license, please see the section of this Annual Report on Form 20-F entitled “Item 4 – Information on the Company—Description of Operations of the Russia Business Unit—Mobile business in Russia—Mobile Telecommunications Licenses in Russia.”

Additionally, the State Radio Frequencies Commission gave Scartel (Yota brand) two ranges of LTE frequencies, 30 MHz each, in the 2.5-2.7 GHz band for use in the whole territory of Russia in exchange for 4G frequencies held by Scartel for WiMax technology bandwidth of 70MHz (the exchange was completed on a non-auction basis). Initially it was planned that all operators would receive equal access to the Scartel infrastructure, which would allow each operator to reduce its 4G/LTE network development costs. In March 2011, we, MTS, MegaFon and Rostelecom signed a non-binding memorandum of understanding with Scartel, according to which we, MTS, MegaFon and Rostelecom were to receive access to Scartel’s 4G network infrastructure (which was to be built) and were to receive options to purchase shares in Scartel in 2014 at a price determined by an independent appraisal.

This memorandum was later abolished, and according to public reports, shareholders of Megafon and shareholders of Scartel established a joint venture, Garsdale Services Investment Ltd., through which shareholders of Megafon indirectly hold an 82% equity interest in Scartel. In addition, according to public reports, Megafon entered into a MVNO agreement with Scartel for the joint development and provision of 4G technology networks under the LTE standard in Russia. OJSC VimpelCom is in the process of negotiating with Scartel regarding potential implementation of the MVNO model for the joint development and provision of 4G technology networks under the LTE standard in Russia. In light of the fact that Megafon shareholders indirectly control Scartel, Megafon may obtain a significant competitive advantage both in terms of frequency resources and LTE network development costs using Scartel’s network. Furthermore, the limited number of available frequencies may prevent us from realizing the full benefits we expect to receive from the development of a 4G network, because our network capacity would be constrained and our ability to expand limited.

WIND Italy has made significant investments in obtaining its UMTS licenses-related frequencies and plans to make significant investments in its LTE network during the next several years. WIND Italy’s ability to recoup its LTE related and UMTS related expenditures will depend largely upon continued and increasing customer demand for LTE and UMTS based services. Although there have been signs of widespread demand for high speed data services through UMTS in Italy in recent years, the size of the market is still unknown and may fall short of industry expectations and LTE and UMTS technologies may not prove more attractive to subscribers than other existing technologies and services. If LTE based and UMTS based mobile services do not, or are slower than anticipated to, gain sufficiently broad commercial acceptance in Italy, or if WIND Italy derives a smaller percentage of its total revenues than expected from its LTE and UMTS related services, we may not be able to adequately recoup WIND Italy’s investment in its LTE frequencies and UMTS license and network or profit from such investment, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if third party application service providers fail or are slow to develop services for LTE and UMTS based mobile services, or if WIND Italy cannot obtain reasonably priced LTE/UMTS handsets, technologically proven network equipment or software with sufficient functionality or speed, our ability to generate revenues from WIND Italy’s LTE/UMTS networks may also be adversely affected, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

On the fixed-line network in Italy, our competitor, Telecom Italia, announced a plan to introduce a progressive roll-out of a “next generation network,” a superior architectural telecommunications technology using fiber optic cables delivering a speed of up to 100MB. The “next generation network,” if introduced, would replace Telecom Italia’s legacy copper network with fiber. Although there is uncertainty around Telecom Italia’s strategy for implementing the roll-out of such next generation network, including the timing, and despite the fact that much will depend on the political and legislative framework as well as the regulatory infrastructure for such next generation network in Italy, it is possible that as Telecom Italia upgrades its network, the local exchanges WIND Italy uses to provide LLU services could be closed over time. As a result, WIND Italy may be forced to co-locate at a different location where the cost of unbundling is likely to be more expensive and space for co-location is likely to be more limited, or adopt a different approach to its business or build its own fiber network at a material cost, which could have a material adverse effect on WIND Italy’s business or results of operations. LLU, which stands for “local loop unbundling,” is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

Our ability to provide telecommunications services would be severely hampered if our access to local and long distance line capacity were limited or if the commercial terms of our interconnect agreements were significantly altered.

Our ability to secure and maintain interconnect agreements with other wireless and local, domestic and international fixed-line operators on cost-effective terms is critical to the economic viability of our operations. Interconnection is required to complete calls that originate on our respective networks but terminate outside of our respective networks, or that originate from outside our networks and terminate on our respective networks. A significant increase in our interconnection costs as a result of new regulations, commercial decisions by other fixed-line operators, increased inflation rates in the countries in which we operate or a lack of available line capacity for interconnection could have a material adverse effect on our ability to provide services, which could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our technological infrastructure is vulnerable to damage or disruptions from numerous events, including fire, flood, windstorms or other natural disasters, power outages, terrorist acts, government shutdown orders, equipment or system failures, human errors or intentional wrongdoings, including breaches of our network or information technology security. Problems with our backbone, switches, controllers, fiber optic network or network nodes at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our networks. All of our equipment for provision of mobile services in Moscow is located primarily in two buildings in Moscow. Disruption to the operation of these buildings, or buildings where our equipment is held in other jurisdictions where we operate, such as from electricity outages or damage to these buildings could result in disruption of our mobile services in those jurisdictions.

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

We depend on third parties for certain services and products important to our business.

There is inherent risk in relying on third parties for services and products important for our operations. For example, we may outsource our networks in certain markets in which we operate, and our networks are important to our business. To the extent that the third parties on which we rely fail to provide the required services or products, it could have a materially adverse impact on our business, financial condition, results of operations and prospects.

We expect that the sales of handsets, including iPhones, will contribute to our subscriber growth, and such sales are therefore critical for our overall growth strategy. In the event we are unable to extend our existing agreements with, or fail to agree on acceptable terms or lose exclusivity in our agreements with, handset providers, we could experience a negative impact on our ARPU and our churn rate, which could have a material adverse effect on our business, financial condition and results of operations.

Many of our mobile products and services are sold to customers through retail channels. The third party retailers and dealers that we use to distribute and sell products are not under our control and may stop distributing or selling our products at any time. Should this occur with particularly important retailers or dealers, we may face difficulty in finding new retailers or sales dealers that can generate the same level of revenues. In addition, retailers and dealers that also distribute or sell competing products and services may more actively promote the products and services of our competitors. Such developments with our third party retailers and dealers could materially adversely affect our business, financial condition, results of operation and prospects.

Furthermore, WIND Italy no longer owns the internet portal spun off as part of the acquisition of Wind Telecom, and has entered into a service agreement with Libero S.r.l. to continue to utilize the Libero internet portal. If this agreement were to terminate for any reason, WIND Italy would need to establish alternative distribution channels for its broadband services, which may result in significant costs and/or may not be successful. If WIND Italy fails to maintain or expand its direct and indirect distribution presence, its ability to retain or further grow its market share in the Italian mobile and fixed-line telecommunications markets, including the broadband market, could be adversely affected, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our intellectual property rights will be adequate.

We regard our copyrights, trademarks, trade dress, trade secrets and similar intellectual property, including our rights to certain domain names, as important to our continued success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult.

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

As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. Mobile, Internet, fixed-line, voice and data markets are all generally subject to extensive regulatory requirements, including strict licensing regimes, as well as anti-monopoly and consumer protection regulations, in the countries in which we operate. Regulations may be especially strict in the markets of those countries in which we are considered to hold a significant or dominant market position. Furthermore, regulations could require us to reduce roaming prices and termination rates in mobile and/or fixed-line networks, require us to offer access to our network to other operators, and result in the imposition of fines if we fail to fulfill our service commitments. Such regulations and regulatory actions could place significant competitive and pricing pressure on our operations and could have a material adverse effect on our business, financial condition, results of operations and cash flow. For more information on the regulatory environment in which we operate, see “Item 4—Information on the Company—Regulation of Telecommunications.”

Anti-monopoly regulations in the countries in which we operate may require us to obtain anti-monopoly approvals for certain acquisitions, reorganizations or other transactions as may be provided for in applicable law. The applicable rules are generally subject to different interpretations and the competent authorities may challenge the positions that we take. We may also be unable to comply with anti-monopoly approvals due to administrative delays in the review process or for other reasons. Failure to obtain such approvals or the activities of the relevant anti-monopoly bodies may impede or adversely affect our business and ability to expand our operations.

Anti-monopoly and consumer protection regulators in countries where we operate have oversight over consumer affairs and advertising and are authorized to regulate companies deemed to be a dominant force in, or a monopolist of, a market. In some countries in which we operate, including Russia, Italy, Ukraine, Kazakhstan, Tajikistan, Armenia and Pakistan, we have been identified by the regulators as having a significant or dominant market position. In such markets, regulations could require us to reduce roaming prices, retail mobile prices and/or termination rates in mobile and/or fixed networks, require us to grant access to our network to other operators and result in the imposition of fines if we fail to fulfill our service commitments. In addition, because of our identification as holding a dominant or significant market position, we are subject to stricter controls on our operations and higher scrutiny in achieving anti-monopoly approvals in such markets, potentially making us less flexible in terms of pricing our services and causing us to incur additional obligations when completing acquisitions.

Regulatory measures taken in response to competition violations may include inter alia the requirement to discontinue certain activities, the imposition of fines, confiscation of revenue derived from monopolistic activities, restrictions on increase of tariffs on acquisitions or on other activities, such as contractual obligations. Any successful challenge by an anti-monopoly regulator or other competent authority may expose us or certain of our officers, directors, or shareholders to fines or penalties and may result in the invalidation of certain agreements or arrangements. This may materially adversely affect the manner in which we manage and operate certain aspects of our business. In addition, the potential fines imposed on us by a regulatory authority in relation to competition violations may be substantial and could have a material adverse effect on our business, financial condition or results of operations.

In connection with the approval of the Russian Federal Anti-Monopoly Service, or “FAS”, of our acquisition of an additional 0.1% stake in Euroset Holding N.V., or “Euroset,” in December 2012 (which increased our stake to 50.0%), the FAS issued orders that prohibit us from setting discriminatory terms while selling our services through Euroset and require that we instruct those entities controlled by us with regard to the orders. Since Euroset is 50.0% owned by us and 50.0% by Lefbord, our company does not control Euroset and we cannot assure you that we will be able to comply with the FAS orders. If we fail to comply with the FAS orders, the FAS may impose a fine on us and may apply to a court to invalidate the acquisition of our entire stake in Euroset.

For more information about the competition proceedings in which our subsidiaries are involved, see “Item 4—Information on the Company—Legal Proceedings.”

New or proposed changes to law in Russia, Italy and other markets in which we operate may adversely affect our business.

In December 2012, the law containing amendments to the Federal Law No. 126-FZ “On Communications” dated July 7, 2003, was adopted, which will permit mobile subscribers to use the mobile number portability service, or “MNP,” for a fee determined by the operator (which must not exceed 100 roubles) from December 1, 2013. MNP will initially be implemented only at the regional level, allowing subscribers to retain their mobile phone numbers only after switching their mobile operator within the same region without obtaining the approval of the Federal Communications Agency as was previously required. In addition, the Ministry of Communications plans to set up a number database for subscribers who have taken advantage of MNP. We estimate that our expenses associated with the MNP launch may be approximately US$40.0 million, if implemented. The implementation of MNP may also result in changes to the current market shares of the Russian telecommunications operators. Accordingly, these or similar regulations in other markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and prospects.

In 2011, the Italian Telecommunication Authority decreased the porting time for MNP to one day, and established that the operators should implement these changes in April 2012. Accordingly, these or similar regulations in other markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and prospects.

In Bangladesh, the new regulations set by the local regulator, the Bangladesh Telecommunications Regulatory Commission, or “BTRC,” regarding VoIP usage forced our subsidiary in Bangladesh to disconnect suspected VoIP users with high ARPU. This negatively affected revenue and is expected to have a significant negative impact during 2013. According to media reports, on March 20, 2013 BTRC issued a notice that it will start issuing VoIP licenses from March 25, 2013, and it is difficult to predict how this will impact VoIP usage, our operations and results. These or similar regulations in other markets in which we operate could adversely affect our business, financial condition, results of operations and prospects.

In 2010 and 2011, the Russian government announced its intent to monitor the pricing of roaming services and international roaming retail services. Following an investigation FAS found that we, MTS and MegaFon violated antimonopoly laws relating to our pricing for roaming services and imposed significant fines. In addition certain draft laws are under discussion and, if adopted as currently drafted, our revenues from the provision of roaming services and international roaming retail services could decline. This and other potential regulatory changes that may be enacted in the future, could have a material adverse effect on our business, financial condition, results of operations and prospects.

FAS has repeatedly expressed its intention to require mobile operators to base all their tariffs on per-second billing for domestic calls, or at least to decrease the maximum possible billing interval, which is currently minute-based. As a result, the current draft of the rules on rendering mobile communication services, or the “Draft Rules,” which is being developed by the Ministry of Communications, contains a provision which requires mobile operators to establish at least one tariff with per-second billing and at least one tariff with a 10-second billing interval in roaming in each Russian micro-region. In addition, the Draft Rules also contain certain provisions concerning an operator’s obligations to alert subscribers about changes in the terms of certain services provided, including a change in tariffs, availability of roaming services and services not included in certain packages. Although the Draft Rules are yet to be adopted, the proposed changes, once effective, may lead to additional expenses, including those for expansion of our billing and information systems, which may adversely affect our revenues and results of operations.

Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law or regulations.

We are required to meet certain terms and conditions under our licenses, including meeting certain conditions established by the legislation regulating the communications industry. For more information on our licenses and their related requirements, please see the sections of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Description of Operations of the Russia Business Unit,” “—Description of Operations of the Europe & North America Business Unit,” “—Description of Operations of the Africa & Asia Business Unit,” “—Description of Operations of the Ukraine Business Unit,” and “—Description of Operations of the CIS Business Unit.” If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, we anticipate that we would have an opportunity to cure any non-compliance. However, we cannot assure you that we will receive a grace period, and we cannot assure you that any grace period afforded to us would be sufficient to allow us to cure any remaining non-compliance. In the event that we do not cure any remaining non-compliance, the applicable regulator could decide to suspend and seek termination of the license. The occurrence of any of these events could materially adversely affect our ability to build out our networks in accordance with our plans and could harm our reputation.

We may from time to time receive notices with respect to violations of our licenses. To the extent possible, we take measures to comply with the requirements of the notices. However, to the extent the alleged violations in these notices are not resolved within the required period, including due to delay of the authorities, we may suffer significant interruptions to our operations, which could have a material adverse effect on our business, financial condition or results of operations.

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

Most of our licenses are granted for specified terms, and we can give you no assurance that any license will be renewed upon expiration. If renewed, our licenses may contain additional obligations, including payment obligations (which may involve a substantial renewal or extension fee), or may cover reduced service areas or scope of service.

As a rule, the expiration date of frequency permissions for most of our mobile communications and radio-relay line base stations exceeds the validity period of communications service licenses. We cannot predict whether we will be able to obtain extensions of our frequency permissions and whether these extensions will be formalized and granted by the regulatory agency in a timely manner and without any significant additional costs. It is possible that upon expiration of frequency permissions the frequency bands currently in use by us will be wholly or partly reallocated in favor of other communications technologies or other communications operators, requiring that we coordinate the use of our frequencies with the other license holders or experience a loss of quality in our network.

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

To establish and commercially launch a mobile telecommunications network, we are required to receive, among other things, frequency allocations for bandwidths within the frequency spectrums in the regions in which we operate. There is a limited number of frequencies available for mobile operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate frequency allocation in each such market in order to maintain and expand our subscriber base. If frequencies are not allocated to us in the future in the quantities, with the geographic span and for time periods that would allow us to provide mobile services on a commercially feasible basis throughout all of our license areas, our business, financial condition, results of operations and prospects may be materially adversely affected. In addition, a failure to make payments for frequency allocations could result in the suspension or revocation of our frequency allocations. A loss of allocated frequency that is not replaced by other adequate allocations also could have a substantial adverse impact on our network capacity and our ability to provide mobile services. In addition, frequency allocations may be issued for periods that are shorter than the terms of our licenses, and such allocations may not be renewed in a timely manner or at all. We have in the past been unable to obtain frequency allocations necessary to test or expand our networks in Russia. If our frequencies are revoked or we are unable to renew our frequency allocations, or obtain additional ones, our network capacity and our ability to provide mobile services would be constrained and our ability to expand would be limited, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

In addition, 3G and advanced spectrum auctions are expected to be held in a number of jurisdictions in which we operate, including Algeria, Bangladesh and Pakistan during 2013 and 2014 and failure to obtain sufficient spectrum at acceptable prices in these markets, or other markets in which 3G and advanced spectrum are introduced, may materially adversely affect our business, financial performance and results of operations.

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

       The laws of the countries in which we operate generally prohibit the operation of telecommunications equipment without a relevant permit from the appropriate regulatory body. Due to complex regulatory procedures, it is frequently not possible for us to procure in a timely manner the permissions and registrations required for our base stations, including registration of our title to land plots underlying our base stations and construction permits, or other aspects of our network before we put the base stations into operation or to amend or maintain the permissions in a timely manner when it is necessary to change the location or technical specifications of our base stations. At times, there can be a number of base stations or other communications facilities and other aspects of our networks for which we are awaiting final permission to operate for indeterminate periods. This problem may be exacerbated if there are delays in issuing necessary permits.

We also regularly receive notices from regulatory authorities in countries in which we operate warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. We have closed base stations on several occasions in order to comply with regulations and notices from regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended and subsequently revoked through court action. Although we generally take all necessary steps to comply with any license violations within the stated time periods by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses will not be suspended and not subsequently be revoked in the future. If we are found to operate telecommunications equipment without an applicable permit, we could experience a significant disruption in our service or network operation and this would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We are party to lawsuits and other legal, regulatory and antitrust proceedings, the final outcome of which is uncertain. Litigation and regulatory proceedings are inherently unpredictable. For more information on these disputes, see “Item 4—Information on the Company—Legal Proceedings.” An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) may have a material adverse effect on our business, financial condition, results of operations and prospects.

We could be subject to tax claims that could have a material adverse effect on our business.

Tax audits in the countries in which we operate are conducted regularly. We have been subject to substantial claims by tax authorities in Russia, Italy, Algeria, Egypt, Pakistan, Bangladesh, Ukraine, Kazakhstan, Uzbekistan and Tajikistan. These claims have resulted in additional payments, including fines and penalties, to the tax authorities. For more information regarding tax claims and their effects on our financial statements, see the sections of entitled “Item 4—Information on the Company—Legal Proceedings” and note 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Risks relating to tax claims of the Algerian tax authorities are described in greater detail below in “—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH.”

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

OTH’s subsidiary OTA accounts for a significant proportion of OTH’s consolidated revenues. For the past several years, OTA has suffered from various ongoing measures taken by the Algerian Government and its various regulatory agencies. The Algerian tax authority has made substantial tax claims against OTA. OTA continues to challenge these claims but has prepaid claimed amounts and penalties totaling approximately DZD 71.9 billion (equal to approximately US$955 million using the average annual exchange rates according to the years in which amounts were prepaid) during the pendency of its legal challenges. See “Item 4—Information on the Company—Legal Proceedings—Proceedings Involving OTH and Its Subsidiaries.” There can be no assurance that the Algerian tax authority will not make further tax assessments against OTA or other OTH companies in the future or that we would be successful in challenging any assessment or successful in recovering amounts that we have prepaid against these claims. Payment of, or lack of recovery of, claimed tax amounts may have an adverse effect on OTH’s business, prospects, financial condition and results of operations.

On April 15, 2010, an injunction by the Bank of Algeria came into effect that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA. OTA has challenged this injunction in the Algerian courts but the case is still pending. As a result of the injunction OTA is prevented from importing equipment from foreign suppliers and is prevented from transferring funds outside of Algeria. The Algerian authorities alleged breaches of foreign exchange regulations by OTA and a member of its senior management. On March 28, 2012, the Algerian Court of First Instance handed down a judgment against OTA and a member of OTA’s senior executive team. The judgment consists of fines of DZD 99.0 billion (approximately US$1.3 billion at the exchange rate as of March 28, 2012) including a criminal sentence against a member of OTA’s senior executive team. On April 5, 2012, OTA and its senior executive appealed the Criminal Court’s judgment and on May 27, 2012, the Algerian Criminal Court of Appeal handed down judgment on the day of the hearing, confirming the judgment against OTA, suspending the criminal custodial sentence previously ordered against OTA’s senior executive and transferring the burden of payment of the DZD 6 billion fine ordered against the senior executive to OTA. On May 31, 2012, OTA lodged a final appeal against the May 27, 2012 judgment before the Algerian Supreme Court, which is still pending.

OTA maintains that it has, and its senior executive has, acted in compliance with the law. However, there is no guarantee that OTA will not become liable to pay some or all of the fines and become liable to further penalties and levies. This case may also interfere with the ability of members of the senior management of OTA to perform their functions and manage the company.

On April 12, 2012, OTH submitted a formal Notice of Arbitration against the Algeria government in respect of actions taken by the Algerian government against OTA. The claim in the Notice of Arbitration is being made under the arbitration rules of the United Nations Commission on International Trade Law. In its Notice of Arbitration, OTH asserts that since 2008 its rights under the Agreement on the Promotion and Reciprocal Protection of Investments between Egypt and Algeria have been violated by actions taken by the Algerian government against OTA, including the Algerian Court of First Instance’s March 28, 2012 judgment against OTA and a member of its senior executive team and the Tax Reassessments. VimpelCom is currently engaged in productive negotiations with the Algerian government to sell a 51% stake in OTA to the Algerian government. The negotiations contemplate that VimpelCom would retain governance and management control of OTA and would continue to consolidate the results of OTA. The negotiations are ongoing and there can be no assurances that an agreement will be reached.

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

The tax systems in the markets in which we operate may be unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions, especially in emerging markets in which we operate. Tax laws in many of the emerging markets in which we operate have been in force for a relatively short period of time as compared to tax laws in more developed markets. Tax authorities in our markets are often arbitrary in their interpretation of tax laws, as well as in their enforcement and tax collection activities which may increase the likelihood that tax authorities will impose arbitrary or onerous taxes and penalties in the future or require us to resort to court proceedings to defend our position against the tax authorities Any additional tax liability imposed on us by tax authorities in this manner, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities’ interpretations of the respective double tax treaties in effect could have a material adverse effect on our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. We may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.

Introduction of the new tax laws or the amendment of existing tax laws, including, but not limited to those relating to transfer pricing rules or the deduction of interest expenses in the markets in which we operate may increase the risk of adjustments being made by the tax authorities and, as a result, could have a material impact on our business, financial performance and results of operations.

In respect of Russia, the Ministry of Finance in its Main Directions of Russian tax policy for 2013 and the planning period 2014 and 2015 has proposed the introduction into domestic tax law of a concept of tax residency for legal entities. According to the proposals, a company would be deemed a Russian tax resident based on the place of its effective management and control and/or based on the residence of its shareholders. No assurance can be currently given as to whether and when these amendments will be enacted, their exact nature, their potential interpretation by the tax authorities and the possible impact on our business. It cannot be ruled out that, as a result of the introduction of these changes to Russian tax legislation, our non-Russian companies might be deemed to become Russian tax residents, subject to all applicable Russian taxes with a possible impact on our business, financial condition, results of operations and prospects.

For more information on risks relating to the Italian tax system, see “—Italian CFC legislation has been extended to EU companies.”. For more information on risks relating to Algerian tax claims, see “—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH.” above.

Repeated tax audits and extension of liability beyond the limitation period may result in additional tax assessments.

Tax declarations together with related documentation are subject to review and investigation by a number of authorities, which are empowered to impose fines and penalties on taxpayers.

In Russia, for example, tax returns remain open and subject to inspection by tax and/or customs authorities for three calendar years immediately preceding the year in which the decision to conduct an audit is taken. However, the fact that a particular year has been reviewed by tax authorities does not preclude that year from further review or audit during the eligible three-year limitation period by a superior tax authority. On July 14, 2005, the Russian Constitutional Court issued a decision allowing the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that the taxpayer has obstructed or hindered a tax inspection. Moreover, amendments to the first part of the Russian Tax Code, effective January 1, 2007, provide for the extension of the three-year statute of limitations if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed,” “hindered” or “created insurmountable obstacles” in respect of an inspection and to ultimately seek review and possibly apply penalties beyond the three-year term, and there is no guarantee that the tax authorities will not review our compliance with applicable tax law beyond the three-year limitation period. Therefore, the statute of limitation is not entirely effective. Other jurisdictions in which we operate provide, or in the future may provide, similar powers to their taxing authorities.

Tax audits may result in additional costs to our group if the relevant tax authorities conclude that entities of the group did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could have a material adverse effect on our business, financial condition, results of operations and prospects. Under such review the relevant tax authorities may conclude that we had significantly underpaid taxes relating to earlier periods, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, in recent years, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated.

Italian CFC legislation has been extended to EU companies.

As a result of Italian legislation enacted in 2009 and 2010, which provides for taxation of foreign companies located in certain countries and territories with a privileged tax regime that are directly or indirectly controlled by Italian resident individuals, companies and entities, certain WIND Italy group companies located within the EU, may be subject to additional taxation. However, there is still significant uncertainty regarding the application of these new rules. Accordingly, WIND Italy continues to analyze the possible application developments and interpretations of this legislation.

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

The application of the laws of any particular country is not always clear or consistent. This is particularly true in many of the emerging market countries in which we operate where legislative drafting has not always kept pace with the demands of the marketplace. For more information on the risks associated with emerging markets, see “—Risks Related to Our Markets—Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy” below. As a result, it is often difficult to ensure that we are in compliance with changing legal requirements. As example, authorities in the Russian Federation are discussing the possible introduction of substantial fines for violation of the laws relating to subscribers’ personal data processing. The amount of a fine might run up to US$23.3 for each violation. In addition, in 2010, the Algerian government issued a new finance law, where in case of failure to identify the SIM card user, a penalty amounting to DZD 100,000 (equivalent to US$1,267) for each unidentified SIM is paid for the first year and increase to DZD 150 thousand (equivalent to US$1,901) for the second year. If we are found to be involved in practices that do not comply with local laws or regulations, we may be exposed, among other things, to significant fines, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, it may be difficult and prohibitively expensive for us to comply with applicable telecommunications regulations related to state surveillance of communications traffic. Full compliance with regulations that allow the state to monitor voice and data traffic may be overly burdensome, expensive and lead to a drop in quality of service. Non-compliance with such regulations may lead to the imposition of fines or penalties on us, or the revocation of our operating licenses. Further, some subscribers may refuse to utilize the services of a telecommunications operator whose networks facilitate state surveillance of communications traffic.

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

Many aspects of the legal systems in our countries of operation create uncertainties with respect to many of the legal and business decisions that we make, many of which do not exist in countries with more developed legal systems. The uncertainties we face include, among others, potential for negative changes in laws, gaps and inconsistencies between the laws and regulatory structure, difficulties in enforcement and inconsistency in the judicial interpretation of legislation in similar cases due to an underdeveloped judicial system.

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

We could be materially adversely affected by existing laws restricting foreign investment or the adoption of new laws or regulations restricting foreign investment, including foreign investment in the telecommunications industry in Russia or other markets in which we operate.

The Russian Law No. 57-FZ “On the Procedure for Making Foreign Investments in Business Enterprises Having Strategic Importance to Secure Defense and Security of the State” dated April 29, 2008 (the “Russian Foreign Investment Law”) limits foreign investment in companies that are deemed to be strategic. Under the Russian Foreign Investment Law, a company operating in the telecommunications sector may be deemed strategic if it holds a dominant position in the Russian communications market (except for the Internet services market) or, in the case of fixed-line telecommunications, if the particular company’s market covers five or more Russian regions or covers Russian cities of federal importance. In connection with the adoption of the Russian Foreign Investment Law, amendments were adopted to certain provisions of the Russian Communications Law which provide that with respect to mobile telecommunications, a company will be deemed to have a dominant position for purposes of application of the Russian Foreign Investment Law if its share of the Russian mobile telecommunications market exceeds 25.0%. The FAS has previously determined that a group of persons consisting of OJSC VimpelCom and two of its Russian subsidiaries, one of which subsequently merged with and into OJSC VimpelCom, has a dominant position, because their share of the Russian mobile telecommunications market exceeds 25.0%. As a result, OJSC VimpelCom is deemed to be a strategic enterprise and, among other things, any acquisition by a foreign investor of direct or indirect control over more than 50.0% of its voting shares, or 25.0% in the case of a company controlled by a foreign government, requires the prior approval of the Russian authorities pursuant to the Russian Foreign Investment Law. In the event any future transactions in our shares or shares of VimpelCom Ltd. result in the acquisition by a foreign investor of direct or indirect control over OJSC VimpelCom, such a transaction will require prior approval in accordance with the Russian Foreign Investment Law. Additionally, companies controlled by foreign governments are prohibited from acquiring control over strategic enterprises. For example, the FAS claim filed in April 2012 sought to invalidate acquisitions by Telenor of VimpelCom Ltd. shares on grounds that Telenor is majority owned by the Norwegian government, a foreign government and such acquisitions were in violation of the Foreign Investment Law. The FAS claim was terminated without a determination on this issue. For more information regarding the FAS claim, see “Item 4- Information on the Company—Legal Proceedings.” As a result, our ability to obtain financing from foreign investors may be limited, should prior approval be refused, delayed or require foreign investors to comply with certain conditions imposed by the Government Commission on Control of Foreign Investments in the Russian Federation or the FAS, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We are subject to anti-corruption laws in the jurisdictions in which we operate.

We are subject to a number of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and various other anti-corruption laws. Our failure to comply with anti-corruption laws applicable to us could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects. The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. Although we regularly review and update our policies and procedures designed to ensure that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject, there can be no assurance that such policies or procedures will work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual or alleged violations of such laws could also have an adverse impact on our business, financial condition, results of operations and prospects.

Risks Related to Our Markets

The international economic environment could have a material adverse effect on our business.

In late 2008 and 2009, the economies in our markets were adversely affected by the international economic crisis, and economies in market in which we operate continue to suffer. Among other things, the crisis led to a slowdown in gross domestic product growth, devaluations of the currencies in Russia and the other markets in which we operate and a decrease in commodity prices. Although in certain markets in which we operate economic conditions have been improving, the timing of a return to sustained economic growth and consistently positive economic trends is difficult to predict. The recessionary effects, debt crisis and Euro crisis in Europe continue to pose potentially significant macroeconomic risks to our group. The economic climate is further strained by high energy costs, in large part due to conflicts or social unrest in the Middle East and Northern Africa, which can increase various costs including some of our operations costs, while at the same time discouraging spending by subscribers. In addition, because Russia and Kazakhstan, currently two of our larger markets, produce and export large amounts of oil, their economies are particularly vulnerable to fluctuations in the price of oil on the world market and those fluctuations can adversely affect such economies and those of other markets in which we operate. The current difficult economic environment and any future downturns in the economies of markets in which we operate or may operate in the future could diminish demand for our services, increase our costs, constrain our ability to retain existing subscribers and collect payments from them and prevent us from executing our growth strategy. Adverse economic conditions could also hurt our liquidity and prevent us from obtaining financing needed to fund our development strategy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

When we purchase a company, we record the difference between the sum of the purchase price plus the fair value of non-controlling interest and the fair value of the net assets acquired as goodwill. On at least an annual basis, we perform an impairment test per cash generating unit. A deterioration in macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to further write down the value of the goodwill. A write down in goodwill could impact any covenants under our debt agreements and could lead to a material adverse effect on our business, financial condition, results of operations and prospects.

Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

Most of our operations are in emerging markets. Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption and rapid reversal of political and economic policies on which we depend. Political and economic relations among the countries in which we operate are often complex and have in the past resulted in, and may in the future result in conflicts, which may materially adversely affect our business, financial condition and results of operation. In addition, emerging economies are subject to rapid change and the information set out in this Annual Report on Form 20-F may become outdated relatively quickly. The economies of emerging markets are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. These developments could severely limit our access to capital and could materially adversely affect the purchasing power of our subscribers and, consequently, our business.

Some of the jurisdictions in which we operate have experienced significant social unrest. For example, OTH is an Egyptian company listed on the Egyptian Stock Exchange. In 2011 and 2012, there were widespread protests against the government, resulting in a negative impact on the share prices of companies listed on the Egyptian Stock Exchange and resulted in extensive disruption and damage throughout the country to public and private property and infrastructure. Mobile networks and services were also temporarily suspended by government order. The protests resulted in the resignation of Egypt’s long-time president and in significant political reforms. In addition, in 2012 there was significant social unrest in Bangladesh and Pakistan. These events and similar events in other jurisdictions where we operate could adversely affect our business, prospects, financial condition and results of operations. In addition, a number of the jurisdictions in which we operate may present security risks to our local businesses, management and employees, and this may make it more difficult to attract and retain effective management personnel.

In case of significant social unrest in some of the countries which we operate the local authorities may order our subsidiaries to temporarily shut down their entire network. For example, during 2012 our subsidiary in Pakistan was ordered to shut down parts of its mobile network and services on 24 occasions. Forced shutdowns in the countries where we have operations could materially adversely affect our business, financial condition, results of operations and prospects.

Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal, financial and tax advisors.

Sustained periods of high inflation may materially adversely affect our business.

The countries in which we operate have experienced periods of high levels of inflation, including certain cases of hyperinflation.

Our profit margins could be adversely affected if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may become more difficult as we attract more mass market subscribers and our subscriber base becomes more price sensitive. Inflationary pressure in the countries where we have operations could materially adversely affect our business, financial condition, results of operations and prospects.

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

The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which our company can conduct business and currency control requirements restrict activities in certain markets in which we operation.

The banking and other financial systems in many countries in which we operate are not well developed or regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent applications. We have attempted to mitigate our banking risk by receiving and holding funds with the most creditworthy banks available in each country. However, in the event of a banking crisis in any of these countries or the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds could result in the loss of our deposits or negatively affect our ability to complete banking transactions in these countries, which could have a material adverse effect on our business, financial conditions and results of operations.

In addition, central banks and governments in the markets in which we operate may restrict or prevent international transfers or impose (foreign) currency restrictions which could prevent us from making payments, including the repatriation of dividends. This could result in a material adverse effect on the business condition of our local operations.

Risks Related to the Ownership of our ADSs

The issuance of a significant number of our shares in the Wind Telecom Transaction and a resulting “market overhang” could adversely affect the market price of our ADSs.

There are currently 433,532,000 VimpelCom convertible preferred shares outstanding which may be converted into VimpelCom common shares at the option of the shareholder any time between 2.5 years and 5 years after their issuance at a price based on the

NYSE price of VimpelCom ADSs, subject to certain limitations under U.S. securities laws. As described on Schedule 13D, Amendment No. 10, filed on December 26, 2012 by Altimo Coöperatief, on December 21, 2012, Altimo Coöperatief issued notice to VimpelCom Ltd. pursuant to Section 4.3(d) of its bye-laws, stating its present intention to convert 128,532,000 convertible preferred shares to common shares at the ratio of one convertible preferred share to one common share and setting forth a conversion date of April 16, 2013. The conversion premium to be paid by Altimo upon conversion is US$10.835 per convertible preferred share. Based on this conversion premium, VimpelCom would receive approximately US$1.4 billion from Altimo for the conversion. Altimo’s voting percentage would remain 47.9%, while its economic interest in VimpelCom would increase from 52.7% to 56.2%. If the convertible preferred shares are converted into common shares they will also become available for trading in the public market. The sale of any of the VimpelCom shares on the public markets or the perception that such sales may occur (commonly referred to as “market overhang”), may adversely affect the market for, and the market price of, VimpelCom’s ADSs.

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

Overview

VimpelCom is one of the world’s largest telecommunications service operators, providing voice and data services through a range of traditional and broadband mobile and fixed-line technologies. The VimpelCom Group includes companies operating in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi and the Central African Republic. We also hold equity shareholdings in companies operating in Canada and Zimbabwe. The operations of these companies cover a territory with a total population of approximately 767 million as of December 31, 2012. We provide services under the “Beeline,” “Kyivstar,” “djuice,” “banglalink,” “Mobilink,” “Telecel,” “Leo,” “Djezzy,” “Wind” and “Infostrada” brands. As of December 31, 2012, we had 214 million mobile subscribers. For a breakdown of total revenues by category of activity and geographic segments for each of the last three financial years, see “Item 5–Operating and Financial Review and Prospects.”

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

History and Development

Our predecessor OJSC VimpelCom was founded in 1992. Our rich history includes our development and expansion throughout Russia and the CIS, then into Asia, Europe, Africa and North America through a combination of organic growth and acquisitions.

The most significant events in the development of our business include the following:

•	In November 1996, our predecessor OJSC VimpelCom became the first Russian company since 1903 to list shares on the NYSE.

•	Telenor, Norway’s leading telecommunications company became a strategic partner in OJSC VimpelCom in December 1998 and the Alfa Group acquired strategic ownership interests in 2001.

•

VimpelCom began its expansion into the CIS by acquiring local operators or entering into joint ventures with local partners in Kazakhstan (2004), Ukraine (2005), Tajikistan (2005), Uzbekistan (2005 and 2006), Georgia and Armenia (2006). The Southeast Asian markets followed with Cambodia (2008) and the Lao PDR (2011).

•

In 2009 and 2010, Telenor ASA, the parent company of the Telenor Group, and Altimo Holdings, a member of the Alfa Group, combined their ownership of OJSC VimpelCom and Ukrainian mobile operator Kyivstar under a new company called VimpelCom Ltd. This transaction involved a series of transactions which included, among others, the delisting of OJCS VimpelCom shares on the Moscow stock exchange, the delisting of OJSC VimpelCom ADSs on the NYSE and the listing of VimpelCom Ltd. shares on the NYSE.

•

In 2011, VimpelCom completed the acquisition of Wind Telecom S.p.A., an international provider of mobile and fixed-line telecommunications and Internet services with operations in Algeria, Bangladesh, Pakistan, Burundi, Central African Republic, Italy and equity shareholdings in Canadian and Zimbabwean operations.

For more information on our acquisitions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities” below.

Our capital expenditures include purchases of licenses, new equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current assets, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures. For more information on our principal capital investments and investing activities, including acquisitions and divestitures of interests in other companies, and method of financing, see the sections entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements.”

Organizational Structure

VimpelCom Ltd. is the holding company for a number of operating subsidiaries and holding companies in various jurisdictions. Our reporting structure in 2012 is divided into the five following business units, all of which report to our headquarters in Amsterdam:

•	the Russia Business Unit;

•	the Europe & North America Business Unit;

•	the Africa & Asia Business Unit;

•	the Ukraine Business Unit; and

•	the Commonwealth of Independent States (or “CIS”) Business Unit.

The table below sets forth our operating companies and significant subsidiaries, including those subsidiaries that hold our principal telecommunications licenses, and our percentage ownership interest, direct and indirect, in each subsidiary as of March 15, 2013. Our percentage ownership interest is identical to our voting power in each of the subsidiaries.

Subsidiary	Country of Incorporation	Percentage Ownership Interest (Direct and Indirect)
VimpelCom Amsterdam BV	Netherlands	100%
Wind Telecom S.p.A.	Italy	100%
WIND Acquisition Holdings Finance S.p.A.	Italy	100%(1)
WIND Retail S.r.l.	Italy	100%
WIND Telecomunicazioni S.p.A.	Italy	100%
VimpelCom Holdings BV	Netherlands	100%
OJSC VimpelCom	Russia	100%
“Kyivstar” PJSC	Ukraine	100%(2)

Subsidiary	Country of Incorporation	Percentage Ownership Interest (Direct and Indirect)
Limnotex Developments Limited	Cyprus	71.5%(3)
LLP “KaR-Tel”	Kazakhstan	71.5.%(4)
LLP “TNS-Plus”	Kazakhstan	49%(5)
LLC “Tacom”	Tajikistan	98.0%(6)
PJSC “Ukrainian RadioSystems”	Ukraine	100%(7)
LLC “Golden Telecom”	Ukraine	100%(8)
LLC “Unitel”	Uzbekistan	100%(9)
LLC “Mobitel”	Georgia	80.0%(10)
CJSC “ArmenTel”	Armenia	100%
“Sotelco” Ltd.	Cambodia	90.0%(11)
LLC “Sky Mobile”	Kyrgyzstan	71.5%(12)
VimpelCom Lao Co. Ltd.	Lao PDR	78.0%(13)
Weather Capital S.à r.l.	Luxembourg	100%
Weather Capital Special Purpose 1 S.A.	Luxembourg	100%
Orascom Telecom Holding S.A.E.	Egypt	51.9%(14)
Orascom Telecom Algérie S.p.A.	Algeria	50.3%(15)
Pakistan Mobile Communications Limited	Pakistan	51.9%(16)
Orascom Telecom Bangladesh Limited	Bangladesh	51.9%(17)
U-com Burundi S.A	Burundi	51.9%(18)
Telecel Centrafrique S.A.	C.A.R.	51.9%(19)

(1)	0.0025% is owned by managers of WIND Telecomunicazioni SpA.
(2)	VimpelCom Ltd. hold 99.9961% in Kyivstar, through its direct ownership of 0.0039% and indirect ownership of 73.8038%. Kyivstar holds 26.1922% of its own shares as a result of its merger with its former shareholder Storm LLC, with Kyivstar as the surviving company. Although the shares in Kyivstar held by Kyivstar are accounted for in the calculation of the aggregate ownership percentage by the Ukrainian securities depositary, these shares are not taken into account for the purposes of paying dividends and determining quorum or voting at Kyivstar shareholders meetings. By law, Kyivstar is required to either sell or cancel its shares that it owns. As of the date of this Annual Report on Form 20-F, Kyivstar has not yet made a decision whether it will sell or cancel such shares, because certain regulatory procedures related to cancellation of shares acquired by issuers in corporate reorganizations have not been adopted. There are no financial penalties or explicit liability associated with Kyivstar’s failure to sell or cancel the shares.
(3)	OJSC VimpelCom holds 71.5% indirectly through a wholly owned Dutch holding company.
(4)	Limnotex Developments Limited holds 100% directly.
(5)	OJSC VimpelCom holds 49% indirectly through wholly owned Dutch, BVI and Kazakh holding companies.
(6)	VimpelCom Holdings BV holds 98.0% indirectly through a wholly owned BVI holding company.
(7)	Kyivstar holds 100% directly.
(8)	OJSC VimpelCom holds 100% indirectly through a number of its wholly owned subsidiaries.
(9)	OJSC VimpelCom holds 100% indirectly through wholly owned Dutch and BVI holding companies.
(10)	OJSC VimpelCom holds 80.0% indirectly through a wholly owned BVI holding company.
(11)	OJSC VimpelCom holds 90.0% through a wholly owned Cypriot holding company and a 90.0% owned BVI holding company. Note that we account for “Sotelco” Ltd. as an asset held for sale.
(12)	Limnotex Developments Limited holds 100% through its wholly owned Cypriot subsidiary.
(13)	OJSC VimpelCom holds 78.0% indirectly through two wholly owned Dutch holding companies.
(14)	Weather Capital S.à r.l. holds 1.92% directly and Weather Capital Special Purpose 1 S.A. holds 50.00% plus one share directly.
(15)	OTH holds 57.5% directly and 39.3% indirectly through two wholly owned Maltese subsidiaries.
(16)	OTH holds 100% indirectly through two wholly owned Maltese subsidiaries.
(17)	OTH holds 99.9% indirectly through a Maltese subsidiary.
(18)	OTH holds 100% indirectly through a Maltese subsidiary.
(19)	OTH holds 100% indirectly through a Maltese subsidiary.

Description of Our Business

Our Mobile Telecommunications Business

We generally offer the following mobile telecommunications services to our subscribers:

•	mobile telecommunications services under contract and prepaid plans for both corporate and consumer segments;

•	value added and call completion services;

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

Our Fixed-line Telecommunications and Our Fixed-line Internet Business

We offer voice, data and Internet services to corporations, operators and consumers using a metropolitan overlay network in major cities throughout Russia, Italy, Ukraine and the CIS. In Italy, we also use LLU, which allows us to use connections from Telecom Italia’s local exchanges to the customer’s premises.

In our fixed-line/mobile integrated business structure in Russia, Ukraine and the CIS, fixed-line telecommunications use inter-city fiber optic and satellite-based networks. Our fixed-line business in Russia, Ukraine and the CIS is organized into three categories:

•	Business and Corporate Services, providing a wide range of telecommunications and information technology and data center services to companies and high-end residential buildings;

•	Carrier and Operator Services, which provide consolidated management of our relationship with other carriers and operators. The two main areas of focus in this line of business are:

•	generating revenue by provisioning a specific range of telecommunications services to other mobile and fixed-line operators and ISPs in Russia and worldwide; and

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

In Italy, our fixed-line business uses an integrated network infrastructure with over 21,600 kilometers of fiber optic cable backbone and over 1.450 LLU sites for direct subscriber connections. Our fixed-line business in Italy is organized by the following services:

•	Consumer Voice Offerings;

•

Corporate Voice Offerings, which provide fixed-line voice services, data services, value added services and connectivity services to corporate subscribers, including large corporate subscribers, SMEs and SOHOs; and

•	Internet and Data Services, which provide Internet and data transmission services to both consumer and corporate subscribers;

For a description of our operations in each of our five business units, see the sections entitled “Description of Operations of the Russia Business Unit,” “—Description of Operations of the Europe & North America Business Unit,” “—Description of Operations of the Africa & Asia Business Unit,” “—Description of Operations of the Ukraine Business Unit” and “—Description of Operations of the CIS Business Unit.”

Strategy

VimpelCom’s strategy focuses on increased cash flows, and our businesses combine mature, strong cash-generating companies with emerging growth opportunities in a number of regions. We combine strong and growing positions in mobile businesses with a selective presence in fixed-line, which we expect will further support our growth strategy as mobile and services continue to expand across our markets.

We have a fundamental belief in a decentralized business model. We seek to capture profitable growth in mobile data, fixed-line data and mobile voice, by tailoring our strategy in each individual market according to its local characteristics.

We believe that subscribers will increasingly rely on mobile broadband as the primary means of accessing the Internet and other data services and, in the medium term, the principal technology for such access will be LTE. As such, our strategy is primarily mobile-based and we seek to prioritize resources and investment allocation to mobile capacity and coverage. In particular, our focus will be on capturing growth in mobile data services by moving away from unlimited plans to tiered pricing, rationally managing traffic and differentiating our services through more sophisticated offerings.

This broader view of the business provides the basis for our strategy, or “Value Agenda.” Our Value Agenda is based on local empowerment and starts with the company’s 214 million customers as of December 31, 2012. Our focus remains on delivering excellence to our customers. We have implemented a passionate, performance oriented culture with a key focus on operations and execution at the business unit level. At the Group level, we remain a lean organization focused on value creation through performance management, portfolio management, financial structure optimization, and shared services such as roaming and procurement.

Our Value Agenda, which is focused on increasing Net Cash from Operating Activities, has the following four key pillars supported by clear operational strategies executed within each of our business units.

•

Profitable Growth. We aim to drive revenue growth that leads to higher profitability by focusing on gaining share in mobile data revenues and capitalizing on areas such as mobile financial services and partnerships with over-the-top players, while limiting cost of traffic. We seek to increase mobile data revenues by driving smartphone and tablet penetration through strong local distribution. We will also continue to introduce value-based commissioning, promoting tiered pricing for speed and time of data, partnering with internet players and improving network quality. We believe effective deployment of integrated bundles will allow us to monetize the strong growth in mobile data.

•

Customer Excellence. We are committed to creating a superior customer experience, optimizing distribution and developing superior pricing capabilities. We undertake a systematic effort involving dedicated analytics and research to continuously optimize the customer experience and drive superior pricing through integrated mobile bundles that combine traditional voice with SMS and, most importantly, data. This will provide value to the customer while at the same time protecting our revenue stream from cannibalization among various services, such as SMS and instant messaging (“IM”). In order to optimize our distribution, we focus on the most efficient channels in each market. We expect these actions to reduce churn and limit our retention and commercial costs.

•

Operational Excellence. Operational excellence and cost management represents a company-wide strategy, and we seek to implement this strategy at all levels of the organization by taking a holistic approach at both our group and business unit levels and implementing a continuous improvement culture across our businesses.

•

Capital Efficiency. Our goal is to ultimately reduce the ratio of our capital expenditure to revenues over time by deploying capital more efficiently through increased network sharing, continued business portfolio optimization and capital structure optimization. An important element of this strategy is network outsourcing and sharing in order to improve network utilization and quality. We also have a centrally led procurement model that provides advantages both at the group and local level. As part of our finance function, we have implemented a systematic approach to managing working capital and optimizing our capital structure.

Our business largely comprises broadly three types of businesses grouped according to their stages of development:

•

In our larger and more mature markets, Italy and Russia, we are focused on increasing profit and cash flow generation. These markets are highly penetrated, but have strong potential for broadband growth both in fixed-line and in mobile. Here, we will remain focused on reinforcing our solid market positions and sustained cash flow generation.

•

We consider as our “growth engine” developing markets in Ukraine, CIS, Bangladesh, Pakistan and Algeria. These markets each have a large potential customer base, high revenue growth from relatively low penetration and significant growth potential for mobile data. In these markets, we will seek to leverage our knowledge and experience in Russia and Italy to capture this growth.

•

Finally, we have early stage operations, such as in Canada and some Asian and African markets, which would require further investment to reach their full potential. We are performing a strategic contribution analysis of these operations.

Within our group’s priorities, we pursue the following specific objectives:

•	Drive value in the mature voice business in our core markets.

•

We recognize that in our industry prices of the traditional products and services that we provide are generally falling over time, despite price elasticity being significantly below one. In contrast, the costs of delivering these products and services experience significant inflationary pressure. To address this imbalance, we continuously focus on cost efficiency, especially on optimizing business support costs. We also strive to design our go-to-market actions thoughtfully, with the dual ambition of ensuring that we remain a highly attractive choice for consumers at all times, while at the same time promoting responsible industry conduct.

•

We also see that the telecommunications market is highly heterogeneous, consisting of a significant number of sub-segments with partially unique needs. Therefore, we selectively seek to capture opportunities in the B2C (consumer) and B2B (business) sub-segments, especially in those areas where we can leverage the fact that we have both fixed-line and mobile assets, or where our international footprint can be a source of competitive advantage.

•

We believe that the shift away from the traditional mobile voice- and SMS-centric world and towards a data-centric world is fundamental. We therefore carefully scrutinize any investment in legacy infrastructure that does not also support our data business, while ensuring that we remain able to deliver a set of core traditional telephone services that fully meet customer expectations.

•	Emerge as leader from the transition to a mobile data-centric world.

•

We believe that the move towards a data-centric world is the single biggest industry change that our core mobile business has experienced so far. We also see that a key success factor over the coming few years for any telecommunications operator with a significant mobile business will be to manage pricing of mobile data well and to be able to monetize the growth in mobile data traffic. We therefore spend considerable time and effort to ensure that we offer a proactive and customer-centric transition from legacy voice pricing to data-centric pricing with bundled tariff plans, with the ambition to retain and ultimately grow ARPU.

•

We see that mobile data offerings are already becoming a significant operator decision parameter for certain customer segments, and we expect this trend to broaden further. To ensure that we are the natural consumer choice in the data-centric world we aim to provide the best “value-for-money” data product portfolio while staying highly price-competitive at all times.

•

We recognize that a mobile data network is more complex to manage than a voice network and that the optimization potential in a data network is significant. We therefore pursue cost efficiency in technology investments, including traffic management and offloading of traffic as well as content compression.

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities in all of our traditional and broadband mobile and fixed-line telecommunications markets. We seek to differentiate ourselves from our competitors by innovative products and high-quality service offerings, specialized customer care and strong and recognized brand names.

•

Recognized local brand names. We market our mobile services under local brand names in each of our markets. Our “Beeline” brand name is very well established in a number of countries, including Russia (where we introduced the brand in 1993), Kazakhstan, Uzbekistan, Armenia, Tajikistan, Georgia, Kyrgyzstan and Cambodia. Primarily as a result of our innovative marketing and brand licensing efforts, our “Beeline” brand name is among the most recognized brand names in Russia and the CIS. In Ukraine, we market our mobile services primarily under the “Kyivstar,” “Kyivstar Business” and “djuice” brands. In Italy, our “WIND” brand is well established and most recognized. We also have powerful brands for our operations in Africa & Asia, including “Djezzy,” “banglalink,” “Mobilink,” “Telecel,” and “Leo.” Our brands are generally very well known in the local markets and enjoy “top of mind” brand awareness.

•

Product and service innovation. In our mobile business, we continue to seek out new products and services to provide our subscribers with faster access and easier usage to be competitive in the markets in which we operate. We continue to develop services for our prepaid consumer segment.

•

Pricing. Acknowledging differences in competitive situations and consumer behavior across markets, we undertake a systematic effort involving dedicated analytics and research to develop an optimal pricing structure. This pricing approach ensures that we maximize value from all segments and lets us offer different tariffs and solutions to all market segments and types of companies, including special tariff options and mobile bundles for voice, messaging and data services.

•

Data services. We believe mobile data services are driving market growth, and we are focusing our efforts at winning this segment. We are actively developing data services in all markets as part of our prepaid and postpaid tariff proposals. We focus our efforts on small and medium screens.

We offer a broad portfolio of competitive services in both the fixed-line and mobile corporate data markets that are designed to match the needs of our customers. For our business and corporate clients, we offer a wide range of data services, including wireless office internet solutions and high bandwidth corporate Internet access.

•

Specialized customer care. We provide specialized customer service to our different subscriber segments. We believe that our ability to provide specialized customer service has helped us maintain a high level of subscriber satisfaction with our products and services and control churn. We also believe that we have provided particularly strong customer service to our corporate subscribers.

•

Broad distribution network. We have large distribution networks for mobile and fixed-line services in markets of our operations. The network is used both for sale purpose as well as for the purpose of customer care, thus providing higher standards of customer service. Our network consists of our own branded shops as well as franchise network, simple retail agreements with local retail players and networks of our strategic retail partners. Proper mix of these channels secures our position in the market at proper costs.

Description of Operations of the Russia Business Unit

Mobile Business in Russia

Description of Mobile Services in Russia

In Russia, we primarily offer our mobile telecommunications services to our subscribers under two types of payment plans: postpaid plans and prepaid plans. As of December 31, 2012, approximately 7.0 % of our subscribers in Russia were on postpaid plans and approximately 93.0% of our subscribers in Russia were on prepaid plans.

Voice Services

We provide all of our customers voice services that include airtime charges from mobile postpaid and prepaid subscribers, including monthly contract fees for predefined number of voice traffic and roaming fees for airtime charges when customers travel abroad. Among others the other voice services include a group of services “Possibilities with zero”, which allow us to increase voice traffic and revenue without causing average price per minute to decrease. Our “Possibilities with zero” group of services helps our prepaid subscribers stay connected even in the event that they have a zero balance in their account with services that include, among others, “Receiving Party Pays,” “Call Me Back” and “Fill Up My Balance.”

Roaming

As of December 31, 2012, our operations in Russia had active roaming agreements with 574 GSM networks in 213 countries, respectively, in Europe, Asia, North America, South America, Australia and Africa. In addition, as of December 31, 2012, we provided to our Russian subscribers GPRS roaming with 430 networks, in 171 countries. Roaming agreements for our operations in Russia now cover all major roaming destinations, and we continue developing roaming services for our Russian subscribers.

Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our subscriber while on the host’s network. We pay the host operator for the roaming services and then bill the amount due for the provision of roaming services on our subscriber’s monthly bill.

In 2003, OJSC VimpelCom became the first Russian mobile company to launch a customized application for mobile network enhanced logic (“CAMEL”), an intranetwork prepaid roaming service. This service allows prepaid subscribers to automatically receive access to roaming services provided they have a positive account balance. The CAMEL service allows us to implement real time cost control, provide more dynamic service to our clients and reduce the number of delinquent subscriber accounts caused by roaming. As of December 31, 2012, we provided our Russian subscribers CAMEL roaming through 226 operators in 127 countries.

As of December 31, 2012, we also had domestic roaming agreements with 5 regional GSM providers in Russia, which provide roaming for subscribers in more than 9 cities across Russia.

Value Added Services including Data Revenue

Our value added services include messaging services, content/infotainment services, data access services (on GPRS and 3G basis), financial value added services (which help customers manage their credit balances), location based services (which monitor subscriber locations) media and content delivery channels.

Valued Added Service

We provide all of our customers with a variety of VAS services mainly included in “Basic VAS” package. Our “Basic VAS” services include, among others, caller-ID, voicemail, call forwarding, conference calling, call blocking and call waiting.

Our messaging portfolio includes SMS, MMS (which allows subscribers to send pictures, audio and video to mobile phones and to e-mail), voice messaging and mobile instant messaging. Different price offers for messaging services are offered to different segments of our customers.

We offer our subscribers various types of content/infotainment services, including:

•	SMS services (including information services such as news, weather, entertainment chats and friend finder);

•	voice services (including referral services);

•	Content downloadable to telephone (including music, pictures, games and video) and

•	RBT (customized ringtones).

Wireless Internet Access

We provide our customers with wireless Internet access through GPRS/EDGE and 3G/HSPA (high-speed packet access). We launched 3G Internet services commercially in September 2008 in Russia. We currently offer Internet access through USB modems in every region of Russia, and our subscribers benefit from 3G speeds in every region in Russia as of December 31, 2012. We offer special wireless Plug&Play-USB modems, which provide our customers with a convenient tool for Internet access.

Our data access services are offered on a GPRS and 3G basis and include access to the Internet. In partnership with Opera Software ASA, we offer unlimited Internet browsing through the Opera Mini and Opera Turbo web browsers.

Our media and content delivery channels include the following:

•

RBT, Chameleon (service based on CellBroadcast technology providing free information content such as news, weather and sports), dating services and location-based services (such as the ability to locate subscribers or nearby facilities), information and content services (such as weather forecasts or horoscopes), mobile television and video streaming. Google Play Carrier Billing (offering certain Google products and payment through a subscriber’s mobile account), unstructured supplementary services data (“USSD”) menu (a self-help and entertainment portal), Dynamic SIM Toolkit (DSTK) portal (a self-help and entertainment portal), Interactive Voice Response (IVR) portal (information and content services portal), SMS services, Bee Number requests (information and content services provider) and mobile portal (browsing, entertainment and information services provider); and

•	SMS, voice and USSD technology through which third party content is provided.

Other Data Services

For our business and corporate clients, we offer a wide range of data services, including wireless office Internet solutions and high bandwidth corporate Internet access. The following examples describe some of the services that we provide:

M2M. Machine-to-machine, or “M2M,” refers to technologies that allow both wireless and wired systems to communicate with other devices of the same ability and includes technologies that allow data transmission between remote equipment. M2M technologies are used in areas such as consumer electronics, banking, metering, security and others. The M2M market in Russia is in the early stages of development with penetration rate of M2M SIM cards at less than 3.0%. Experts estimate the annual Russian market growth potential for M2M will be between 25.0 and 30.0% until 2015. We have launched, “M2M Control Center,” together with Jasper Wireless Inc. This product is unique to the Russian market and its launch made us the first to provide this service for corporate clients in Russia. While our competitors are active and aggressive in the Russian M2M market providing various M2M solutions to their customers, we believe our “M2M Control Center,” gives us a strong competitive advantage among all Russian operators. M2M Control Center allows on-line self-management of a client’s SIM cards, including real-time monitoring, usage statistics, on-line diagnostics, and on-line notification. We believe M2M Control Center can be easily integrated with our customers’ other IT systems and platforms through an open application programming interface. We also launched “M2M Complex Solutions” which will give us an opportunity to provide turn-key solutions for all segments, including fleet management, security, smart metering and others.

In July 2012 VIP announced M2M World Alliance with Telefonica, KPN, NTT DoCoMo, Rogers, Singtel and Telstra. This alliance will discuss technological cooperation in developing and enabling a global solution for the provision of M2M communications to multinational customers and cooperate with the aim of further development of the M2M market and improvement of customer convenience.

Corporate SMS services –We provide direct connections for SMS centers of large companies and aggregators. We also provide our product “Business SMS” to SME.

Mobile VPN. We offer secure remote access to corporate information, databases and corporate applications. In 2012 the service experienced significant growth Mobile VPN became a basis for remote corporate access solutions and “tied up” B2B-clients to us as a service provider.

Fixed Mobile Convergence. Based on our fixed and mobile networks, Beeline Business offers fixed-mobile convergence services to corporate clients providing use of their mobile phone as an extension of their private branch exchange, or “PBX”. During 2012 we continued the expansion of our fixed mobile convergence services into 7 new cities in Russia, including Tomsk, Orenburg and Naberezhnye Chelny increasing the total number of cities in which we provide these services to 74. In February 2013 we plan to provide these services to an additional 19 cities.

Mobile cloud solutions. In December 2012 we initiated an MDM (Mobile Device Management) project as a part of the BYOD (bring you own device) concept.

Interconnect Revenues

We have several interconnection agreements with mobile and fixed line operators in Russia under which we provide traffic termination services. These services represent termination of incoming voice and data traffic from network of our competitors when their customers call or send data to our customers.

Revenues from Sales of Equipment and Accessories and Other Revenues

Handset offerings. We offer to our customers a broad selection of handsets and Internet devices, which we source from a number of suppliers, including Nokia, Samsung, RIM, Sony Ericsson, LG, Huawei and Alcatel. We do not play a significant role on the retail hand set market which is quite dispersed and run by independent retail stores. In order to promote our brandname we have launched water- and shock- proof mobile phones which have become popular. However, Apple products constitute the main part of sales of equipment and accessories.

Specialized customer care. We provide specialized customer service to our different subscriber segments. We believe that our ability to provide specialized customer service has helped us maintain a high level of subscriber satisfaction with our products and services and control churn.

Mobile Telecommunications Licenses in Russia

GSM Licenses

We hold super-regional GSM licenses for seven out of the eight Russian super-regions. In total, our super-regional GSM licenses cover approximately 96.0% of Russia’s population and permit us to operate a unified dual band GSM-900/1800 network. The following tables summarize the principal terms of our GSM licenses, including the license areas and expiration dates. We have filed or will file applications for renewal for all of our licenses. See also “Item 3 – Key Information— D. Risk Factors—Legal and Regulatory Risks—Our licenses are granted for specified periods and they may not be extended or replaced upon expiration.”

Expiration Date
Moscow	April 28, 2018
Central and Central Black Earth	April 28, 2018
North Caucasus	April 28, 2018
North-West(1)	September 12, 2017
Siberian	April 28, 2018
Ural(2)	November 14, 2017
Volga	April 28, 2018

(1)	Our GSM license for the North-West super-region stipulates which GSM standard applies to the territories covered by the license. The GSM-900/1800 standard applies to the following territories: the city of Saint Petersburg and Leningrad region. The GSM-1800 standard applies to the following territories: Kareliya Republic, Nenetskiy Autonomous Region, Arkhangelsk region, Vologda region, Kaliningrad region, Murmansk region, Novgorod region and Pskov region.
(2)	Our GSM license for the Ural super-region stipulates which GSM standard applies to the territories covered by the license. The GSM-900/1800 standard applies to the following territories: Komi Republic, Udmurtskaya Republic, Kirov region, Kurgan region, Sverdlovsk region, Yamal Nenets autonomous district, the city of Kudymkar, Kudymkar metropolitan region, Yus’vinsky metropolitan region, Yurlinsky metropolitan region, Kochevsky metropolitan region, Kossinsky metropolitan region and Gaynsky metropolitan region of Permskiy Krai. The GSM-1800 standard applies to the following territories: Orenburg region, Tyumen region, Chelyabinsk region, Hanty-Mansiysky autonomous district—Yugra and Permskiy Krai (not including the city of Kudymkar, Kudymkar metropolitan region, Yus’vinsky metropolitan region, Yurlinsky metropolitan region, Kochevsky metropolitan region, Kossinsky metropolitan region and Gaynsky metropolitan region).

We do not currently hold a GSM super-regional license for the Far East super-region of Russia. We currently hold GSM licenses in the following regions of the Far East super-region: Amur region (GSM-900/1800), Kamchatka Krai (excluding Koryakskiy Autonomous Region) (GSM-1800), Khabarovsk Krai (GSM-1800), Sakhalin region (GSM-1800), Irkutsk region (GSM-900/1800) (excluding Ust-Ordynskiy Buryatskiy autonomous region, an administrative-territorial unit of special status), Koryakskiy Okrug of Kamchatka Krai (GSM-1800), Chukotskiy autonomous region (GSM-1800), Ust’-Ordynskiy Okrug of Irkutsk region (GSM-900/1800), Evreyskaya autonomous region (GSM-900/1800), Sakha Republic-Yakutiya (GSM-1800), Magadan region (GSM-1800), Primorskiy Krai (GSM-900/1800) and Zabaykalskiy Krai (GSM-900). These licenses expire on various dates between 2016 and 2021 and we plan to file applications for renewal of all of our licenses prior to expiration.

In addition to the seven super-regional GSM licenses, we hold GSM licenses for the Kaliningrad region, which is located within the North-West super-region, and the Orenburg region, which is located within the Ural super-region.

3G Licenses

On April 20, 2007, the Federal Communications Agency announced that OJSC VimpelCom was awarded one of three UMTS licenses in Russia. The license was issued on May 21, 2007. We have met the license condition for installing at least 6,096 3G base stations throughout Russia by the end of the fifth year from the date of issuance of the license. The license expires on May 21, 2017.

For additional information relating to the risks relating to the 3G license award, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Industry—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially adversely affect our business.”

LTE License

In July 2012, OJSC VimpelCom was awarded a mobile license, a data transmission license, a voice transmission license and a telematic license for the provision of LTE services in Russia. For information regarding the other operators holding LTE licenses with whom we compete, see “—Description of Operations of the Russia Business Unit—Mobile Business in Russia.” LTE is the next step in wireless technology and is expected to be the mobile broadband platform for new services and innovation for the future, which in practice will provide subscribers with significantly faster data rates for both uploading and downloading content, a greater number of mobile TV channels and better image quality. These licenses will allow OJSC VimpelCom to provide services using radio-electronic devices in Russia via networks that use LTE standard equipment within any of the following frequency bands: 735-742.5/776-783.5 MHz; 813.5-821/854.5-862 MHz; 2550-2560/2670-2680 MHz. The three channels (one channel (10

MHz) in frequency duplex in 2500-2690 MHz and two channels (7.5 MHz) in frequency duplex for 720-862 MHz), allocated to us in accordance with the licenses, have restrictions in use. To remove restrictions we have to perform certain organizational technical measures including, among others, radio frequency bands releasing spectrum conversion, refarming and reallocation between operators. We expect that the roll-out of the LTE network will occur using a phased approach based on a pre-defined schedule pursuant to the requirements of the license. Under the phased approach, OJSC VimpelCom is required to launch LTE services by June 1, 2013. OJSC VimpelCom is then required to extend services to six regions in Russia by the end of 2013 and a specified number of additional regions in each year until December 1, 2019 when services must cover all of Russia. OJSC VimpelCom is required to comply with the following conditions among others under the terms of the license: (i) invest at least RUB 15 billion in each calendar year (including the period from July 12, 2012 to December 1, 2013) in the construction of its federal LTE network until the network is completed, which must occur before December 1, 2019; (ii) provide certain data transmission services in all secondary and higher educational institutions in specified areas; and (iii) provide interconnection capability to telecommunications operators that provide mobile services using virtual networks in any five regions in Russia not later than July 25, 2016.

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

The table below indicates the estimated number of mobile subscribers, mobile penetration rates and annual subscriber growth rates in Russia.

Period	Subscribers (in millions)	Penetration Rate	Annual Subscriber Growth
As of December 31, 2012	234.2	164.1%	2.1%
As of December 31, 2011	229.5	160.7%	4.2%
As of December 31, 2010	220.4	157.3%	5.3%
As of December 31, 2009	209.0	148.3%	11.0%

(1)	Growth rate as compared to year end 2011.

Source: For subscribers, subscriber growth and penetration rates, Informa Telecoms & Media. © 2013 Informa Telecoms & Media. All rights reserved.

The Russian mobile telecommunications market is highly competitive. Informa Telecoms & Media estimates that the top three mobile operators, MTS, MegaFon and OJSC VimpelCom, collectively held approximately 81.1% of the mobile market in Russia as of December 31, 2012. As a result of competition, mobile providers are utilizing new marketing efforts, including price promotions, to retain existing subscribers and attract new ones. Competition for subscribers in Russia is intense as a result of greater market penetration, consolidation in the industry, the growth of current operators and new technologies, products and services.

Prior to July 2012, LTE services had been launched in Russia using USB modems only because LTE technology in the frequencies offered in Russia was not supported by smartphones. Scartel was granted a license to provide LTE services in the 2.5 to 2.7 MHz range, the same frequencies in which it had provided WiMax services before. As of December 31, 2012, Scartel provided such services in 18 regions of Russia. MTS had also launched LTE services using frequencies from previously provided WiMax services and TDD technology. Megafon had launched services on Scartel’s LTE network under an MVNO agreement.

As described above under “—Mobile Telecommunications Licenses in Russia—LTE License,” in July 2012, the Russian government issued new LTE licenses to operators, including OJSC VimpelCom and MTS, Megafon and Rostelecom, with which OJSC VimpelCom competes. These and other operators are developing LTE networks to provide services using 4G technology, which can be utilized on smartphones and other mobile devices.

We compete with at least one other mobile operator in each of our license areas, and in many license areas we compete with two or more mobile operators. Competition is based primarily on local pricing plans, network coverage, quality of service, the level of customer service provided, brand identity and the range of value-added and other subscriber services offered.

The following table shows our and our primary mobile competitors’ respective subscriber numbers in Russia as of December 31, 2012:

Operator	Subscribers in Russia (in millions)
MTS	71.2
MegaFon	62.6
VimpelCom	56.1
Tele2	22.7

Source: For all companies except OJSC VimpelCom, Informa Telecoms & Media. © 2013 Informa Telecoms & Media. All rights reserved.

MTS. One of our primary competitors in Russia is MTS. According to Informa Telecoms & Media, as of December 31, 2012, MTS had approximately 71.23 million subscribers in Russia, representing a market share of 30.4%. It has a greater share of the high value subscriber market and more frequency allocations than we do, which provides MTS with a potential advantage in the quality of its GSM, UMTS and HSPA services. MTS reports that it holds licenses to operate mobile networks in almost all of the regions in Russia. MTS holds a LTE FDD license identical to ours, which it received after a beauty contest in July 2012. In addition, MTS holds an LTE TDD license for Moscow region which provides MTS with a potential advantage in quality of its LTE services in Moscow region.

MegaFon. In addition to MTS, we also compete with MegaFon, the second largest mobile operator in Russia in terms of the number of subscribers. In 2012, Altimo sold its entire 25.1% stake in MegaFon to a private investor. According to Informa Telecoms & Media, as of December 31, 2012, MegaFon had approximately 62.6 million subscribers, representing a market share of 26.7%. MegaFon holds GSM-900/1800, UMTS licenses to operate in all regions of Russia. Megafon holds an LTE FDD license identical to ours which it received after a beauty contest in July 2012. In addition, MegaFon has an LTE TDD license for the Moscow region which provides Megafon with a potential advantage in quality of its LTE services in Moscow region. Furthermore, MegaFon has the same controlling shareholder as Scartel. Scartel holds an LTE FDD license for the entire Russian Federation with more frequency allocations than we have obtained. MegaFon operates on Scartel’s network using an MVNO model which gives it a potential advantage in the quality of its LTE services.

Tele2. Tele2 has been operating in Russia since 2003 and is now considered to be a significant player in the Russian telecommunications market. According to Informa Telecoms & Media, as of December 31, 2012, Tele2 had approximately 22.7 million subscribers in Russia, representing a market share of 9.7%. It currently provides GSM mobile services in 39 regions of Russia, including St. Petersburg, Arkhangelsk, Belgorod, Bryansk, Vladimir, Vologda, Voronezh, Kaliningrad, Kaluga, Kemerovo, Kirov, Kostroma, Kursk, Lipetsk, Murmansk, Nizhny Novgorod, Novgorod, Novosibirsk, Omsk, Orel, Pskov, Rostov, Ryazan, Smolensk, Tambov, Tver, Tomsk, Tula, and Chelyabinsk, as well as the Krasnodar Territory and the republics of Adygei, Komi, Udmurtia, Karelia, Sakhalin, Evreyskaya AO, Kamchatka and Magadan. At the moment Tele2 does not have a LTE license.

Rostelecom. In 2011, the Russian government completed the first phase of the reorganization of the state-controlled telecommunications companies Svyazinvest and Rostelecom, by transferring to Rostelecom the fixed-line subsidiaries of Svyazinvest. These subsidiaries include, among others, Uralsvyazinform, Volgatelecom and Sibirtelecom. In July 2012, Rostelecom completed the acquisition of 100% of Sky Link, a mobile data and voice operator from Syazinvest. As a result of these transactions, Rostelecom is currently the largest fixed-line operator and fifth largest mobile operator in Russia. According to public reports, during the second phase of the reorganization, which is expected to be completed in 2013, several regional state-controlled operators will be consolidated under Svyazinvest, which will be merged into Rostelecom. We compete with Rostelecom in all regions where it provides services. Rostelecom holds an LTE FDD license identical to ours which it received after a beauty contest in July 2012. In addition, it has LTE TDD license in approximately 40 regions in Russia which gives Rostelecom a potential advantage in quality of its LTE services in these regions.

Other Competitors in Russia. In addition to MTS and MegaFon, which operate in all of the regions in which we operate, and Tele2 and Rostelecom, we compete with a number of local telecommunications companies. We also compete with Closed Joint Stock Company “Middle Volga Interregional Association of Radio and Telecommunication Systems,” a company that holds licenses, either directly or indirectly through joint ventures, for GSM-900 or GSM-1800 networks in the Volga License area and with telecommunications group “MOTIV” in the Ural super-region.

Marketing and Distribution—Mobile Business in Russia

In Russia, we offer our subscribers several national prepaid and contract tariff plans, each offering a different benefit and targeting a certain type of subscriber.

We divide our primary target subscribers in Russia into four groups:

•	key/national accounts, for which monthly revenue from mobile and fixed-line services exceeds US$20,000;

•	large accounts, for which monthly revenue from mobile and fixed-line services exceeds US$2,000 or companies having high revenue potential;

•	SME subscribers, for which monthly revenue from mobile and fixed-line services is less than US$2,000; and

•	mass market subscribers.

We also offer core telco and specific value added services and tariff plans with discounts and special pricing for our key/national accounts, which include all multiregional companies and government institutions. The typical corporate subscriber pays on a contract basis for our fixed-line and mobile services. We provide our corporate subscribers with a range of additional value added services, including specialized customer service, tailored pricing arrangements and access to sophisticated technological options, such as individual corporate wireless networks.

For USB modem customers, we offer special tariffs that were developed for Internet users, which do not include voice services. Tariffs differ by subscriber needs. In regions in which we use a 3G network, subscribers benefit from lower tariffs and higher speeds. We also offer several unlimited tariffs, primarily to USB modem users, and tariffs with discounted initial payments to all data services subscribers.

Customer Loyalty Programs

We recognize the need to continuously build and increase the loyalty of our customers. In 2012, we expanded our “Customer Experience Program,” which covers all main elements of our customers’ interaction with us. We implemented long-term and short-term initiatives that focus on improving the quality of our main products and services and increasing customer satisfaction. We continuously invest in network optimization, the roll-out of our own branded stores, competence of our staff and motivation to deliver the best customer experience for customers. We also develop product offerings tailored to different customer needs based on the comprehensive analysis of our customer segments that we completed last year. We actively use targeted marketing to increase customer loyalty and ARPU in all segments of mobile and FTTB mass marketing services. We apply data mining analysis to predict the propensity of churn for each subscriber, which allows us to increase the efficiency of our churn reduction programs by means of targeted marketing campaigns.

In Russia, our loyalty programs are designed to retain our existing subscribers, thereby reducing churn, and increasing customer spending, both in B2C and B2B.

Fixed-line Business in Russia

Description of Fixed-line Services in Russia

Business Operations in Russia

In Russia, we provide a wide range of telecommunication and information technology and data center services, such as network access and hardware and software solutions, including configuration and maintenance, software as a service (“SaaS”) and an integrated managed service. We operate a number of competitive local exchange carriers (“CLECs”) that own and operate fully digital overlay networks in a number of major Russian cities. Our services cover all major population centers in Russia.

Our customers range from large multinational and Russian corporate groups to Russian small and medium enterprises and high-end residential buildings in major cities throughout Russia.

Local Access Services. We provide business customers with local access services by connecting the customers’ premises to its fiber network, which interconnects to the local public switched telephone network (“PSTN”) in major metropolitan areas in Russia.

International and Domestic Long Distance Services. We offer international long distance (“ILD”) services to our customers via our Federal Transit Network (“FTN”), which covers the entire territory of Russia and also includes eight international communications transit nodes across Russia.

We provide domestic long distance (“DLD”) services primarily through our FTN, proprietary and leased capacity between major Russian cities and through interconnection with zonal networks and incumbent networks. We also offer very small aperture terminal (“VSAT”) satellite services to customers located in remote areas.

Dedicated Internet and Data Services. We provide our business customers with dedicated access to the Internet through our access and backbone networks. We also offer traditional and high-speed data communications services to business customers who require wide area networks (“WANs”) to link geographically dispersed computer networks. In addition, our company provides private line channels that can be used for both voice and data applications. We offer an IP virtual private network (“IP VPN”) service (based on multiprotocol label switching (“MPLS”) which is one of the most popular data services on the corporate market. We also offer customers the ability to enter into service level agreements, which ensure the quality of our service.

Leased Channels. We provide corporate clients with the ability to rent channels with different high speed capacities. These “leased channels” are dedicated lines of data transmission.

Value Added Services. We offer an increasing range of value added services, including data center services, such as co-location, web hosting, audio conference, service level agreement (“SLA”) and toll free (800) numbers, domain registration and corporate mail services. We also offer access to a variety of financial information services, including access to S.W.I.F.T., Reuters, Bloomberg and all Russian stock exchanges.

Fixed-line Mobile Convergence. Based on our fixed and mobile networks, we offer fixed-mobile convergence services to corporate clients providing the use of their mobile phone as an extension of their PBX. In 2010, we also signed a contract with Open Joint Stock Company “Russian Railways,” Russia’s national railway corporation for fixed mobile technological network (“FMTN”) services. During 2012, we continued the expansion of our fixed-mobile convergence services into seven new cities in Russia, including Tomsk, Orenburg and Naberezhnye Chelny, increasing the total number of cities in which we provide these services to 74.

Corporate Services. We also offer to our corporate customers IPTV services, certain Microsoft Office packages (including SaaS), videoconferencing services and sale, rental and technical support for telecommunications equipment.

Managed Services. We offer our corporate clients packages of integrated services that include fixed-line telephony and Internet access, along with the additional services such as virtual PBX, and security services, such as firewall, distributed denial of service protection and local area network. This product allows customers to access their systems from various locations.

Equipment Sales. We offer and sell equipment manufactured by Cisco Systems, Alcatel-Lucent, Avaya, Panasonic, Nokia, Motorola, Apple, BlackBerry and other manufacturers. As part of our turnkey approach, we also offer custom solutions and services for the life cycle of the equipment, including its design, configuration, installation, consulting and maintenance.

Mobile VPN. We offer to our corporate clients secure remote access to corporate information, databases and corporate applications. Remote access is available from different mobile devices, including USB modems, tablets and smartphones. In 2012, mobile VPN usage grew due to increased employee mobilization.

IP Addresses. We provide to our corporate customers IP address services, which help to identify devices connected to mobile Internet or corporate network.

Wholesale Operations in Russia

Our carrier and operator services division in Russia provides a range of carrier and operator services, including voice, Internet and data transmission over our own networks.

In an effort to create a single unified transport network for our mobile and fixed-line telecommunications services, we transferred the majority of our international and domestic long distance voice traffic to our own backbone from other Russian long distance carriers in 2008. This allowed us to reduce long distance voice traffic termination cost rate.

Historically, we have provided high volumes of international and domestic voice call termination for Russian telecommunications operators. After the demonopolization of the long distance telephony market in Russia in 2006, we received a new type of license for international and national communications services and built an FTN of 11 new international and domestic long distance voice switches to meet regulatory requirements for the activation of the new license. By the end of 2008, our FTN had expanded, consisting of eight international and 21 domestic long distance switches. This allowed us to improve our status on the international and domestic long distance markets in Russia by providing services that are competitive with those offered by leading telecommunications providers in Russia. This infrastructure has allowed us to achieve significant traffic growth.

Regulatory changes in 2006 introduced new models of inter-operator tariffs to the Russian voice traffic transmission market. There are three types of fixed-line voice services operators (local, zonal and long distance), which are determined in accordance with licenses held by an operator. According to regulations, every long distance voice call originating from a fixed-line subscriber in Russia and/or terminating with a fixed-line subscriber in Russia should be transmitted via all three levels of voice network. Every long distance call that originates or terminates with a mobile user must be transmitted on at least two levels of voice network. As a universal carrier and service provider, we combine all three levels of licenses and voice networks within Russia. We have a number of our own zonal networks and our own local networks in the most populated regions of Russia.

Our carrier and operator services division also provides domestic and international IP transit services to ISPs in Russia, Ukraine, the CIS and Baltic states. A smaller ISP can connect to our IP backbone and then use its network to access the Internet. Our IP backbone is an IP/MPLS network with 220 Gbps infrastructure and more than 130 access points in Russia. Top Russian content providers such as “Mail.ru” and “Odnoklassniki.ru” have facilities which are located in our data centers and have Internet access via our IP backbone. More than 450 ISPs have an IP exchange with our network as full IP transit customers. We have global traffic exchange points in London, Frankfurt, Amsterdam, Stockholm and New York. These factors allow us to provide ISPs with high-level bandwidth and connectivity to both Russian and global Internet segments.

Our carrier and operator services customers include foreign and Russian telecommunications operators and carriers.

Voice Services. For international operators, including traditional incumbents, mobile and VoIP operators, we provide call termination to fixed-line and mobile destinations in Russia, Ukraine, and the CIS and Baltic states. For Ukrainian and CIS operators, we provide call termination to Russian and international fixed-line and mobile destinations. For Russian operators we provide international, domestic, zonal and local voice call transmission services.

Internet Services. Our carrier and operator services division provides IP transit service to operators throughout the world International operators require connectivity to the Russian Internet segment. In addition, our carrier and operator services division provides data center services to content providers.

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

Residential and FTTB Operations in Russia. In Russia, we offer fixed-line broadband and wireless Internet access. One of our strategic goals is to develop broadband services based on the most up-to-date engineering solutions.

Additional FTTB Services

FTTB IPTV. We launched the FTTB IPTV service in Russia in January 2009. In May 2009, we enhanced and relaunched the product under the “Beeline TV” brand. Currently the Beeline TV product is run in 36 regions. In 106 cities of the 36 regions, we provide IPTV service. As of December 31, 2012, we had approximately 875,341 IPTV subscribers. Our service has two unique market features: first, all set-top boxes (“STBs”) are high definition (“HD”) technology compatible which allows us to broadcast HD content to every one of our customers. Second, we provide STBs with digital video recorder (“DVR”) functions, which allow users to watch TV content on-demand and to pause and rewind live television.

Wireless Broadband Internet Access. On March 1, 2007, Golden Telecom launched commercial operation of its WiFi network, offering prepaid Internet access to the mass market under the “Golden WiFi” brand. Since September 22, 2008, the service has been provided under the “Beeline WiFi” brand. According to iKS Consulting, Beeline WiFi is the world’s largest metropolitan wireless network and includes the greater part of Moscow’s city center and many other areas of the city. As of December 31, 2012, our company had installed more than 12,000 WiFi access nodes in Moscow. Our most recognized partners in providing WiFi services are Domodedovo and Sheremetyevo Airports, McDonalds, Starbucks, Coffee-House, MEGA and IKEA trade centers.

Licenses for Fixed-line Business in Russia

The table below sets forth the principal terms of the fixed-line, data and long distance licenses which are important to our fixed business in Russia. We have filed or will file applications for renewal for all of our licenses that expire in 2013.

License Type	Region	Expiration Dates (Earliest/Latest)
Local Communications Services excluding local communications services using payphones and multiple access facilities	Moscow St. Petersburg Ekaterinburg Nizhny Novgorod Khabarovsk Novosibirsk Rostov-on-Don Krasnodar	August 30, 2016/March 9, 2017 May 23, 2013 / March 9, 2017 February 16, 2016 March 9, 2017 October 31, 2015 March 9, 2017 March 9, 2017 December 31, 2014/March 9, 2017
Local Communications Services using multiple access facilities	Moscow St. Petersburg Novosibirsk Nizhny Novgorod Khabarovsk Ekaterinburg	September 21, 2016 September 21, 2016 March 9, 2017 March 9, 2017 March 9, 2017 July 20, 2015
	Rostov-on-Don	March 26, 2018
	Krasnodar	April 18, 2013/April 28, 2016

License Type	Region	Expiration Dates (Earliest/Latest)
Leased Communications Circuits
Services	Moscow	August 28, 2013 November 9, 2016
	St. Petersburg	June 8, 2015/October 4, 2017 /
	Novosibirsk	November 12, 2013/July 5, 2016
	Nizhny Novgorod	November 12, 2013/July 5, 2016
	Rostov-on-Don	November 12, 2013/July 5, 2016
	Khabarovsk	August 25, 2015/July 5, 2016
	Ekaterinburg	November 12, 2013
	Krasnodar	April 17, 2013/July 5, 2016
Voice Communications Services in Data Transmission Networks	Moscow	March 15, 2016/May 25, 2016
	St. Petersburg	August 1, 2017
	Novosibirsk	August 1, 2017
	Ekaterinburg	September 5, 2013
	Nizhny Novgorod	August 1, 2017
	Rostov-on-Don	August 1, 2017
	Khabarovsk	April 18, 2018
	Krasnodar	April 18, 2013/August 1, 2017
International and National Communications Services Telematic Services	Russian Federation	December 13, 2019
	Moscow	November 21, 2015/July 5, 2016
	St. Petersburg	November 21, 2015/August 1, 2017
	Novosibirsk	August 1, 2017
	Nizhny Novgorod	August 1, 2017
	Rostov-on-Don	August 1, 2017
	Khabarovsk	June 26, 2017
	Ekaterinburg	September 5, 2013
	Krasnodar	September 14, 2015/August 1, 2017
Intra-zonal Communications Services
	Moscow	October 24, 2016
	St. Petersburg	October 24, 2016
	Novosibirsk	February 16, 2016
	Ekaterinburg	February 16, 2016
	Rostov-on-Don	February 16, 2016
	Khabarovsk	February 16, 2016
	Krasnodar	December 12, 2015/ February 16, 2016
Data Transmission Services
	Moscow	July 5, 2016/April 17, 2014
	St. Petersburg	August 1, 2017 / April 17, 2014
	Ekaterinburg	September 5, 2013
	Novosibirsk	August 1, 2017
	Nizhny Novgorod	August 1, 2017
	Rostov-on-Don	August 1, 2017
	Khabarovsk	September 14, 2015
	Krasnodar	April 17, 2013 / August 1, 2017
Communications Services for the Purposes of Cable Broadcasting	Moscow	December 6, 2017
	St. Petersburg	December 6, 2017
	Novosibirsk	December 6, 2017
	Ekaterinburg	December 6, 2017
	Nizhny Novgorod	December 6, 2017
	Rostov-on-Don	December 6, 2017
	Khabarovsk	December 6, 2017
	Krasnodar	August 27, 2017/December 6, 2017
Communications Services for the Purposes of TV Broadcasting	Krasnodar	September 14, 2016

Competition—Fixed-Line Business in Russia

Business Operations

Our fixed-line telecommunications business marketed as “Beeline Business” competes principally on the basis of unique convergent services and bundles, installation time, network quality, geographical network reach, customer service, range of services offered and price. We face significant competition from other service providers, including:

•	Rostelecom, a subsidiary of Svyazinvest, the state-controlled telecommunications company, for services in St. Petersburg and all of Russian regional cities;

•	MTS, for services to corporate customers and the SME market;

•	TransTelecom, owned by the Russian Railways, for corporate data networking services across Russia;

•	Orange Business – for corporate data network services, convergent mobile and fixes services.

•	Megafon, which provides convergent mobile and fixed-line services;

Wholesale Operations

For voice services, our main competitors are long distance carriers Rostelecom, TransTelecom and OJSC “Multiregional TransitTelecom.” For IP transit and capacity services, our main competitors are Rostelecom, TransTelecom and MegaFon. In wholesale data networking we also compete with Orange.

Residential and FTTB Operations

In terms of end-user Internet penetration, the consumer Internet access business in Russia is already saturated and end-user Internet penetration is high.

The basic technologies of Internet access in Russia include: fixed-line broadband Internet access (comprising asymmetric digital subscriber line (“ADSL”), Ethernet, FTTB/FTTH, GPON/EPON, Docsis and other regional home networks) and wireless broadband Internet access (including WiFi, WiMax, 3G, CDMA).

Competition for subscribers in Russia is intense and we expect it to increase in the future as a result of wider market penetration, consolidation of the industry, the growth of current operators and appearance of new technologies, products and services. As a result of increasing competition, Internet providers are utilizing new marketing efforts (for example, aggressive price promotions) in order to retain existing subscribers and attract new ones.

Our main competitors in the fixed-line broadband market in Russia are Rostelecom, MTS and its subsidiaries, Acado, Er-Telecom and various local home network providers. Competition is based primarily on network coverage, local pricing plans, Internet connection speed, services quality, customer service level, brand identity and a range of value added and other subscriber services offered.

Marketing and Distribution—Fixed-Line Business in Russia

Business Operations

We utilize a direct sales force in Moscow, operating both with fixed-line and mobile corporate customers and supported by specialists in technical sales support, marketing, customer service and end-user training. In addition, we employ a team of regional sales managers and a dedicated sales force in each of our regional branch offices, in addition to having sales incentive plans with our regional partners.

We train our employees to provide a high level of customer service. We typically aim to offer our services at competitive prices in comparison with incumbent local and national operators and other alternative operators in the market. We base our pricing on research results, market price level, competition in all regions and customer expectations learned through direct feedback from our new and existing clients. Additionally, we monitor price levels for similar services in other countries around the world. Our large customers may be eligible for volume discounts at defined revenue thresholds. We also apply a discount policy within cross-sales (selling convergent fixed-line and mobile services to the same client).

While pricing competition remains a factor, especially for voice and Internet access services, many corporate data networking customers place more value on network coverage, reliability and the ability to design, install and maintain LANs and WANs. These customers often require integrated solutions, including connections to offices located in different cities. To meet these requests, we currently offer a range of services aimed at providing installation and maintenance of customers’ equipment and local networks in Moscow and other regions. We currently provide full network support for a number of key clients, and we are actively working on new products, which we believe will allow us to provide a whole range of managed services, including managed IP VPN, managed PBX, managed customer premises equipment, managed security, cloud services (including IaaS (infrastructure as a service), SaaS (software as a service), PaaS (platform as a service), virtual machines, dedicated servers, disaster recovery and virtual data center services) and virtual desktop infrastructure (a type of managed workplace), managed storage and other value added services.

Residential and FTTB Operations

Fixed-line Broadband Internet Access. We offer a wide range of FTTB services tariffs targeted to different customer segments. There are four unlimited tariff plans with monthly fees but different speeds for active Internet users. There is also a special tariff for mobile customers with certain preferences. We also provide a range of value added services such as static IP address, trusted payment, antiviruses (Kaspersky and Dr.WEB) and WiFi routers.

FTTB IPTV. TV service is provided on a monthly fee basis. STBs can be rented or bought by customers. We have launched the following value added services for TV: Video on Demand (with a library of more than 3,000 items), web-on-TV (together with Yandex, which is the largest Russian web portal), Facebook, Rutube and other services, such as a recommendation engine (a STB reminds a customer about the start of a customer’s regularly viewed TV shows). STB can also record TV shows that may be interesting for the customer based on their viewing history.

xDSL Services. For xDSL services, our company offers an unlimited tariff plan and tariff plans that depend on traffic volume and connection speed.

Wireless Broadband Internet Access. We offer WiFi tariff plans that include unlimited usage plans and plans that charge by usage. We also offer special prices for mobile and FTTB users.

Pay TV (cable TV) Services. We offer two tariff plans: “Social” for customers who need basic TV channels, which includes 10-12 TV channels and “Commercial,” which includes 45-55 TV channels. As of December 31, 2012, we had approximately 102,000 cable TV subscribers.

Fixed-line Telephony. We offer two telephony services for residential users: traditional time division multiplexing (also referred to as TDM) access in 39 Russian cities and VoIP-based services through FTTB technology in six Russian cities. All services offer fixed numbering and have competitive prices for local, zonal, international long distance and domestic long distance calls. As of December 31, 2012, we had approximately 195,000 fixed-line telephony subscribers.

Description of Operations of the Europe & North America Business Unit

Our Europe & North America Business Unit consists primarily of our operations in Italy under our wholly owned subsidiary WIND Italy. The Europe & North America Business Unit also includes our equity investment in Globalive Investment Holding Corp., which owns a GSM operator in Canada, which we refer to in the Annual Report on Form 20-F as “WIND Canada,” and a wholesale fixed line operator referred to in the Annual Report on Form 20-F as “Globalive Communications.” Italy and Canada are the only countries in Europe & North America in which we have operations.

Mobile Business in Europe & North America

Description of Mobile Services in Europe & North America

Mobile Telecommunications Services

In Europe & North America, we primarily offer our mobile telecommunications services under two types of payment plans: postpaid plans and prepaid plans. As of December 31, 2012, approximately 9.5% of our subscribers in Italy were on postpaid plans and approximately 90.5% were on prepaid plans. As of December 31, 2012, approximately 49.2% of WIND Canada’s subscribers were on postpaid plans and 50.8% were on prepaid plans.

Consumer Voice Offerings. In Italy, we provide a variety of consumer voice offerings tailored to specific market segments. Our voice offerings can be upgraded with a variety of option plans and value added services. Prepaid consumer subscribers can choose from tariff plans in which their prepaid credit is deducted on a per second basis at a billing rate per minute, or on a monthly basis at a flat rate per month choosing amongst one of the several available options. In addition to tariff plans similar to those offered to prepaid subscribers, we offer a number of all-inclusive flat rate monthly tariff plans to contract and prepaid consumer subscribers that include a set amount of calling minutes, SMSs and gigabytes of mobile Internet access for a fixed monthly fee.

In Canada, WIND Canada offers a simple variety of voice services including variable pay per use for prepaid customers as well as basic and feature-rich monthly recurring plans for prepaid and postpaid customers. Monthly recurring plans target “Value Plus” customers and typically have an unlimited voice component. A number of add-ons are available including voicemail, international calling, roaming, etc. Simplicity and transparency are the key hallmarks of WIND Canada’s value proposition and it is known as a value priced operator.

Corporate Voice Offerings. In Italy, we provide corporate voice services to large corporate subscribers, small and medium enterprises, or “SMEs,” and small office/home offices, or “SOHOs,” with our corporate voice offerings. For large corporate customers, who often solicit tenders for their mobile telephone requirements on a competitive basis, we offer customized services tailored to their specific requirements. For SME and SOHO subscribers, we offer more standardized products, such as all-inclusive tariff plans that offer customers a set amount of calling minutes, SMSs and gigabytes of mobile Internet access for a fixed monthly fee. We also offer a variety of add-on options to its standard corporate voice offerings.

In Canada, WIND Canada has not yet targeted the corporate market as the operation is still at an early growth stage. The core focus of WIND Canada is on the consumer market with related targeting of “consumer-like” business markets including small office/home office (“SOHO”) markets. WIND Canada recently launched a SOHO plan that includes international calling and roaming features.

Consumer and Corporate Data and Value Added Service Offerings. In Italy, we provide a variety of mobile data services and value added services for telephone and computer to our consumer and corporate subscribers. The majority of our data and value added service offerings are available over our GSM and UMTS networks, WIND Italy has continued its growth in the Mobile Internet services due to an increase in the number of smartphones and improvements of its own offerings plans with bundle options, suited for both prepaid and postpaid customers, which include minutes of voice traffic, SMS, and mobile Internet browsing for a fixed weekly or monthly fee.

In Italy, we offer the following data services and value added services:

•	Mobile Internet. Our mobile subscribers can connect their mobile phones to the Internet using GSM, GPRS or UMTS technologies.

•

PC Mobile Internet. Our mobile subscribers can connect their mobile phones to a computer to be used as a modem to browse the Internet using GSM, GPRS or UMTS technologies. In addition, our customers can directly connect their PC to the Internet utilizing a dongle with a Wind SIM card.

•	BlackBerry. We offer our BlackBerry services to corporate, SME and consumer subscribers.

•

SMS and MMS. SMS offerings provide users with information such as news, sports, weather forecasts, horoscopes, finance and TV programming information, as well as a selection of games, ringtones, a chat service for subscribers as well as services specifically targeted to students. MMS provides multimedia (photo, video and sound) content, such as sports events, news, gossip, music and a chat service.

•

Additional Content Options: We offer a number of options that allow users to download content. In 2012 we introduced specific services aimed at simplifying the customer management process through the development of self-care features. We are also developing new services and revenue streams such as mobile payments using the mobile handset with a WIND SIM as a payment instrument.

In Canada, WIND Canada offers a variety of data products and value added services ranging from mobile internet, mobile broadband USB modems, BlackBerry and social media add-ons. Value added services include text, multimedia messaging, web portal, voice mail and call control features, and premium apps through various content providers.

International Roaming. Our mobile subscribers in Italy can use our mobile services, including SMS, MMS and data services (on GPRS, EDGE, 3G, HSDPA networks) where available, while roaming in other countries. Roaming coverage outside Italy is provided through our roaming agreements with approximately 467 international operators in 205 countries.

WIND Canada’s subscribers can also use its services while roaming in other countries through its roaming arrangements with approximately 113 direct roaming agreements in 76 countries; via dual international mobile subscriber identification, or “IMSI,” we have 641 networks in 213 countries available through Telecom Italia Sparkle; and 458 networks available in 204 countries through WIND Italy.

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

WIND Canada offers subsidized handsets to qualifying customers under the TAB and TAB+ handset program along with amortizing loyalty credits. WIND Canada offers a large range of handsets including Android, BlackBerry and Windows 7 smartphones. During 2012, WIND Canada was a launch partner with Samsung for the Galaxy SIII, Google Nexus and Galaxy Note II.

Mobile Telecommunications Licenses in Europe & North America

WIND Italy has a license to provide mobile telephone services in Italy using digital GSM 1800 and GSM 900 technology. This license expires in 2018 and thereafter may be renewed by the relevant authorities considering the technological evolution from GSM to UMTS. WIND Italy acquired a UMTS license in 2001. WIND Italy’s UMTS license was expected to expire on December 31, 2021, but during September 2009, WIND Italy obtained an eight-year extension, and accordingly its UMTS license is now expected to expire in 2029, and thereafter may be renewed for an additional seven years by the relevant authorities. Pursuant to the terms of the UMTS license, WIND Italy has coverage in all Italian regional capitals.

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

In 2011, the Italian Ministry for Economic Development announced a tender for the assignment of rights of use for the frequencies in 800, 1800, 2000 and 2600 MHz band. All of Italy’s four main telecom operators Telecom Italia, Vodafone, Wind Italy and H3G won frequencies. WIND Italy obtained 2 blocks at 800 MHz and 4 blocks at the 2600 MHz band.

Recently the National Regulatory Authority (Autorità per le Garanzie nelle Comunicazioni, or “AGCOM”) started a public consultation on the guidelines to assign the 700 MHz frequencies to the television services. Part of the frequencies under evaluation will be assigned for five years, in order to be freed by 2018 for broadband services in accordance with the evolution of the European and ITU framework. A final decision has not yet been issued by AGCOM.

AGCOM also started public consultation on the use of 3.6-3.8 GHz frequencies in order to understand the interest of the market on future assignment thereof as this range of frequencies could be suitable for international mobile telecommunication services. Additionally, AGCOM started a public consultation on 26-28 GHz frequencies (suitable for wireless local loop and fixed wireless access services) in order to update the applicable assignment rules.

WIND Canada holds 26 separate spectrum licenses in the AWS band in Canada covering a population of approximately 23 million Canadians. These licenses cover all of Canada except the Province of Quebec. The bandwidth of such spectrum is 10MHz across most of Canada, with 20MHz in Southern Ontario and the Yukon, North West Territories and Nunavut. These licenses were obtained on March 13, 2009, and expire on March 12, 2019 (with a high expectation of renewal).

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

Telecom Italia, as the incumbent in the market, has the advantage of longstanding relationships with Italian customers. Vodafone is well positioned in the market and is perceived as having a technologically advanced and reliable network in the market. Certain of our competitors also benefit from greater levels of global advertising.

According to Informa Telecoms&Media 2013, the four network operators in Italy offer mobile telecommunications services to approximately 94.5 million registered subscribers as of December 31, 2012, representing a penetration rate of approximately 155% of the Italian population. As of December 31, 2012 there were 19 MVNO/ESPs providing services in the Italian market, with an aggregate market share of approximately 5.0%. Penetration is distorted by the widespread use of multiple SIM cards by individual users. The market is mostly prepaid.

As of December 31, 2012, excluding MVNOs, Telecom Italia had a market share of 34.7%, followed by Vodafone with 31.7%, WIND Italy with 23.3% and Hutchison 3G with 10.3% based on our internal estimates.

Telecom Italia’s commercial strategy in 2012 focused on market share recovery through a new aggressive pricing strategy, strong advertising investments and restructuring of its sale channels. Vodafone in 2012 focused on fixed-line to mobile substitution, repositioning itself on prepaid segment. Due to its international network and brand recognition, Vodafone also has a large share of the corporate subscriber market. In 2012, Hutchison 3G continued to implement an aggressive commercial strategy based on low pricing and handset subsidies, particularly in the market for contract subscribers, and focused on cost savings measures.

The Canadian market is dominated by Rogers, Bell and Telus, which together hold over 91.5% of wireless market share (including their respective flanker brands—Fido, Chatr, Virgin and Koodo). The Canadian market consists of over 83.0% contract customers due to the dominant presence of three-year contracts that include large subsidies on handsets.

Marketing and Distribution—Mobile Business in Europe & North America

In Italy, we market our mobile, Internet, fixed-line voice and data offerings by employing a multibrand strategy of the WIND and Infostrada brands in their respective markets. Each of the WIND and Infostrada brand logos incorporates the distinctive “W” WIND logo, enabling cross-product brand identification. We also advertise our mobile, fixed-line and Internet products to consumers as the “Smart Fun” choice, emphasizing the quality, convenience and price of our products. We have recently decided to advertise our fixed-line and mobile offerings with one single testimonial, including a campaign featuring well-known Italian showman Fiorello. This testimonial emphasizes our group identity as one single great company offering combined solutions for mobile and fixed-line services. On occasion, we also sponsor concerts, television programs and sporting events. WIND Italy is the main sponsor of the AS Roma football club, providing sponsorship for all games until June 30, 2013.

In Italy, we utilize a wide range of media to advertise our consumer mobile and consumer fixed-line services. In advertising consumer mobile services, we use television, billboards, radio, print media (including newspapers and magazines) and third party websites (including Google and web affiliation programs). We market our broadband services using television, telemarketing and over the Internet. In advertising consumer fixed-line voice services, we focus on television, telemarketing and local press, and also advertise on the radio and other third party websites.

For our corporate subscribers in Italy, we use different marketing strategies depending on the nature and size of a customer’s business. For large corporate subscribers and SMEs, our marketing efforts are more customized and institutional in nature, and include one-on-one meetings and presentations, local presentations and presentations at exhibitions. We also advertise in the media. For the SOHO market, we advertise in the professional and general press and use airport billboards. For all corporate subscribers, we emphasize an integrated approach focusing on all three of our mobile, fixed-line voice and broadband capabilities. Starting in 2010, we launched the “WIND Business” offer to target professionals and small businesses.

In Italy, we sell consumer mobile products and services, including SIM cards, scratch cards, WIND branded and unbranded handsets through a significant number of points of sale. As of December 31, 2012, in Italy we had 166 WIND owned stores and approximately 480 exclusive franchised outlets operating under the WIND name. WIND Italy also utilizes 1,463 non-exclusive points of sale, 913 electronic chain store outlets and approximately 5,172 other points of sale in smaller towns throughout Italy managed by SPAL S.p.A., our largest distributor in Italy in terms of points of sale. We also sell a portion of our consumer services online through WIND Italy’s www.155.it website.

Sales to large corporate subscribers in Italy are made by a dedicated in-house corporate sales team, whereas sales to SMEs and SOHOs are undertaken by agents. In addition, we recently launched an online store aimed at business customers for the direct sale of mobile products and services known as “WIND Business Shop” on the WIND Italy website.

In Canada, WIND Canada offers prepaid and postpaid plans targeting “Value Plus” customers typically with an unlimited voice component. WIND Canada has increasingly focused on postpaid customers by offering subsidized handsets. These customers typically represent higher ARPU, lower churn, higher lifetime value with less competitive intensity than the prepaid segment where other new entrant activity is concentrated. As of December 31, 2012, WIND Canada had 291 WIND Canada-branded locations of which are 193 exclusive dealer partnerships and a total of 44 points of sale through various mass market retail arrangements.

Fixed-line Business in Europe & North America

Description of Fixed-line Services in Europe & North America

In Italy, we offer a wide range of fixed-line voice and Internet broadband services. We offer these services to both consumer and corporate subscribers.

Our fixed-line voice customer base in Italy consisted of approximately 3.1 million subscribers as of December 31, 2012. Our direct subscribers mainly comprise LLU subscribers.

WIND Italy offers voice and broadband Internet services to direct customers, renting from Telecom Italia the “last mile” of the access network, which is disconnected from Telecom Italia equipment and connected to the WIND equipment in telephone exchanges. In the areas where WIND Italy does not have direct access to the network via LLU, customers can request wholesale services, though WIND Italy no longer actively markets such wholesale services.

In Canada, Globalive Communications operates fixed-line businesses under numerous brands. As of December 31, 2012, Globalive Communications had approximately the following numbers of fixed-line customers: 385,000 casual call customers; 78,000 long distance subscribers; 3,000 hotels, hospitals and universities; and 3,600 small and medium businesses. Globalive Communications’ fixed-line services include long distance, operator services, billing clearinghouse services, reservation-less conferencing and VoIP to small and medium-sized businesses.

Internet and Data Services

In the broadband access market in Italy, we mainly offer our products directly through LLU. We offer broadband to both direct and indirect subscribers, so long as the line is ADSL or ADSL 2+ capable. In the second half of 2012, we focused our strategy on direct subscribers in order to increase the margin of our fixed-line business.

We also offer fixed-line voice and broadband services in Italy through bundled offerings such as “All Inclusive” and “Absolute ADSL” packages which, for a fixed monthly fee, provide subscribers with a fixed-line voice service and unlimited connectivity to broadband. In addition, we offer “All Inclusive”, a bundled offering with a fixed-line voice service, unlimited connectivity to broadband and a mobile postpaid SIM with “All Inclusive Smart”.

Consumer Voice Offerings

Throughout Italy, we provide traditional analog voice telephone service, or “PSTN access,” digital fixed-line telephone service, or “ISDN access,” and value added services, such as caller ID, voicemail, conference calls, call restriction, information services and call forwarding. However, an increasing number of our subscribers in Italy subscribe to bundled fixed-line voice and Internet broadband offerings.

Corporate Voice Offerings

In Italy, we provide PSTN, ISDN and VoIP fixed-line voice services, data services, value added services and connectivity services to corporate subscribers, including large corporate subscribers, SMEs and SOHOs.

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

In Italy, our offerings tailored to SME and SOHO subscribers include “One Company” providing three to eight voice lines with ADSL internet access and “WIND Impresa” providing six to 60 voice lines with SHDSL internet access. The “WIND Impresa” offering provides a combined service for renting, running and maintaining telephone switchboards. In addition, the “WIND Business One Office” offering was launched in February 2011 targeting businesses that are registered for VAT and having one or two fixed-lines (analog or ADSL) and at least one SIM card. In June 2011, we extended the “WIND Business One Office” offering to also include five new tariff plans. We also offer a complete range of value added services such as Static IP, Dominion Level II and the Evolved Email and Messaging services.

Licenses—Fixed-line Business in Europe & North America

In Italy, our fixed-line services are provided pursuant to a 20-year license obtained from the Italian Ministry of Economic Development in 1998. This license expires in 2018.

In Canada, WIND Canada has a basic international telecommunications service, or “BITS,” license, which expires on June 30, 2019, with no cost for renewal.

Competition—Fixed-line Business in Europe & North America

In the Italian fixed-line voice market, the incumbent, Telecom Italia, maintains a dominant market position. Telecom Italia benefits from cost efficiencies inherent in its existing telecommunications infrastructure over which it provides its fixed-line coverage. As the main Italian telecommunications provider, Telecom Italia also benefits from corporate and public sector customers, coupled with recognition and familiarity. Swisscom and Vodafone have entered the fixed-line Internet, voice and data markets by buying out Fastweb S.p.A. and the Italian business of the Swedish carrier Tele2 (successively rebranded TeleTu), respectively. We expect that the fixed-line telecommunications market will remain competitive as a result of the presence of international competitors, the introduction and growth of new technologies, products and services, the declining number of fixed-line subscribers due to continued fixed-line to mobile substitution, continued migration from narrowband (dial-up) to broadband usage and regulatory changes (for example, in relation to LLU tariffs) in the Italian market, all of which may exert downward pressure on prices or otherwise cause our fixed-line subscriber base in Italy to contract, thereby impacting our revenues and profitability.

Four service providers, Telecom Italia, WIND Italy (with its brand Infostrada), Vodafone/TeleTu and Fastweb accounted for approximately 94% of the total broadband services actually accessed in the Italian market as of December 31, 2012.

As of December 31, 2012, Telecom Italia had approximately 7.0 million broadband subscribers in Italy, representing a market share of approximately 52.0% of broadband retail connections, followed by WIND Italy with approximately 2.2 million broadband subscribers, representing a market share of approximately 16.0% of broadband retail connections and by Vodafone/TeleTu, with approximately 1.7 million broadband subscribers representing a market share of approximately 13% of broadband retail connections. Fastweb had approximately 1.8 million active broadband subscribers, representing a market share of approximately 13.0% of broadband retail connections. All other operators had in the aggregate approximately 0.8 million broadband subscribers, representing a market share of approximately 6.0% of broadband retail connections.

The Canadian fixed-line telecom market was approximately $23.6 billion in revenue in 2011 and is dominated by five incumbent local exchange carriers, or “ILECs,” and five incumbent cable companies. The ILECs provide a full range of fixed-line services including local access, long distance, data and private line and service the full range of customer segments including consumer, small and medium business, enterprise and wholesale. The cable companies typically provide home phone and high speed internet services to consumers. Total market share of telecommunications revenues (fixed-line and wireless) of the ten largest companies is in excess of 94.0%. The remainder of the market is comprised of smaller telecommunications service providers including WIND Canada.

Marketing and Distribution—Fixed-line Business in Europe & North America

In Italy, we market our fixed-line voice, broadband and data services primarily through WIND Italy’s “Infostrada” brand.

The main sales channels for fixed-line voice and broadband services are represented by the shops and the toll-free number 159. In the Internet access market for consumer customers, the “Infostrada” web portal is an important and growing distribution channel. In Italy, we utilize sales agencies, WIND Italy’s call centers and a direct sales force to target sales of fixed-line voice and Internet services to corporate subscribers. However, in future, we will increasingly adopt pull sales channels which are more effective and efficient.

We also offer bundled services in Italy that combine our mobile, Internet, fixed-line voice and data services with an integrated infrastructure and network coverage.

In Canada, WIND Canada’s consumer fixed-line services are sold direct to consumers through marketing and call centers. WIND Canada’s business and wholesale fixed-line services are primarily sold through a direct sales force and secondarily through a small number of sales agents.

Description of Operations of the Africa & Asia Business Unit

Our Africa & Asia Business Unit covers our operations in Algeria, Burundi, Central African Republic, Pakistan, Bangladesh, Cambodia and Laos and in Zimbabwe through our equity investment in Telecel Zimbabwe. As of December 31, 2012, Sotelco was classified in our consolidated financial statements as held for sale. As a result, Sotelco’s assets and associated liabilities were listed as held for sale in our condensed financial position as of December 31, 2012.

Mobile Business in Africa & Asia

Description of Mobile Services in Africa & Asia

In Africa & Asia, we generally offer our subscribers mobile telecommunications services under contract and prepaid plans. In Algeria, we also offer hybrid plans. As of December 31, 2012, we had the following percentages of contract and prepaid subscribers:

•	In Pakistan, approximately 1.6% of our subscribers were on postpaid plans and approximately 98.4% were on prepaid plans.

•	In Bangladesh, approximately 5.0% of our subscribers were on postpaid plans and approximately 95.0% were on prepaid plans.

•	In Cambodia, all of our subscribers were on prepaid plans.

•	In Laos, approximately 1.1% of our subscribers were on postpaid plans and approximately 98.9% were on prepaid plans.

•	In Algeria, approximately 2.5% of our subscribers were on postpaid plans, approximately 1.5% were on hybrid plans and approximately 96.0% were on prepaid plans.

•	In Burundi, approximately 0.1% of our subscribers were on postpaid plans and approximately 99.9% were on prepaid plans.

•	In the Central African Republic, approximately 0.2% of our subscribers were on postpaid plans and approximately 99.8% were on prepaid plans.

•	In Zimbabwe, approximately 0.2% of our subscribers were on postpaid plans and approximately 99.8% were on prepaid plans.

Call Completion Services and Value Added Services

In Africa & Asia, we provide all of our customers voice services that include airtime charges from mobile postpaid and prepaid subscribers, including monthly contract fees for predefined number of voice traffic and roaming fees for airtime charges when customers travel abroad.

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

•

In Pakistan, as of December 31, 2012 we had active roaming agreements with 284 GSM networks in 145 countries. In addition, as of December 31, 2012 we provided GPRS roaming with 167 networks in 95 countries. As of December 31, 2012, we provided our subscribers with CAMEL roaming through 45 operators in 39 countries.

•

In Bangladesh, as of December 31, 2012 we had active roaming agreements with 352 GSM networks in 123 countries. In addition, as of December 31, 2012 we had GPRS roaming facility in 249 networks in 123 countries. We provide our subscribers in Bangladesh with CAMEL roaming through 72 operators in 27 countries as of December 31, 2012. We also offer in-flight and maritime roaming with Emirates Airlines and Malaysian Airlines.

•

In Cambodia, as of December 31, 2012 we had active roaming agreements with 164 GSM networks in 117 countries. We also have active roaming agreements with 117 GPRS networks in 83 countries and CAMEL roaming with 53 operators in 40 countries as of December 31, 2012.

•

In Laos, as of December 31, 2012 we had active roaming agreements with 196 networks in 120 countries. We provide data roaming cover to 87 networks in 53 countries as of December 31, 2012. Inbound roaming has played a key role among our roaming operation in Laos. As of December 31, 2012, we had roaming agreements with 269 roaming partners, accommodating roamers from 130 countries with data roaming.

•

In Algeria, as of December 31, 2012 we had active roaming agreements with 409 GSM networks in 150 countries and GPRS roaming with 163 networks in 85 countries. We also provided our subscribers in Algeria with CAMEL roaming through 119 operators in 72 countries as of December 31, 2012.

•

In Burundi, as of December 31, 2012 we had roaming agreements with 206 networks in 106 countries. We provide our subscribers in Burundi CAMEL roaming through five operators in five countries as of December 31, 2012.

•

In the Central African Republic, as of December 31, 2012 we had active roaming agreements with 287 GSM networks in 147 countries. As of December 31, 2012, we provided our Central African subscribers with CAMEL roaming through three operators in three countries. We also had a national roaming agreement with Moov, which provided roaming for subscribers in three cities in the Central African Republic as of December 31, 2012.

•

In Zimbabwe, as of December 31, 2012 we had active roaming agreements with 180 networks in 123 countries. We also had 99 agreements with Telecel as the VPMN via the Link 2 One hub and VRS hub and 23 agreements with Telecel as the HPMN via the Link 2 One hub and VRS hub. We opened up CAMEL unilaterally to our inbound roamers and we currently have four unilateral partners in Botswana, Egypt, India and Zambia.

Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our subscriber while on the host’s network. We pay the host operator for the roaming services and then bill the amount due for the provision of roaming services on our subscriber’s monthly bill.

Interconnect Revenues

We have several interconnection agreements with mobile and fixed line operators in Africa and Asia under which we provide traffic termination services. These services represent termination of incoming voice and data traffic from network of our competitors when their customers call or send data to our customers.

Revenues from Sales of Equipment and Accessories and Other Revenues

Handset offerings. We offer to our customers a broad selection of handsets and Internet devices, which we source from a number of suppliers.

USB Modems. In Africa & Asia, we generally offer our customers wireless Internet access through GPRS/EDGE networks using special Plug&Play-USB modems. In Burundi, Laos and Zimbabwe we offer 3G services. In addition to providing Internet access, USB modems generally provide other functionalities such as balance top-up, tariff changing and easy management of other services in USB modem interfaces. Our businesses in Pakistan do not offer USB modem services.

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

•	In Algeria, we hold 2G, ISP and VSAT licenses for the entire territory of Algeria. The 2G license will expire in 2016.

•	In Burundi, we hold 2G, 3G, WLL and WIMAX licenses for the entire territory of Burundi. The 2G and 3G licenses will expire in 2014.

•	In the Central African Republic, we hold 2G, 3G, WLL, ISP and VoIP licenses for the entire territory of the Central African Republic. The 2G and 3G licenses will expire in 2038.

•	In Zimbabwe, we hold 2G, 3G, International Gateway and Long Distance carrier licenses for the entire territory of Zimbabwe.

Competition—Mobile Business in Africa & Asia

Pakistan

The Pakistani telecommunications sector experienced exponential growth over the past ten years due to a variety of reasons. The advent of several new operators to the market has increased the level of competition and resulted in an overall drop in prices making it more affordable for consumers to own mobile phones. Additionally, the continuous investment in network expansion carried on by operators provided a higher percentage of the Pakistani population with access to mobile services as compared to before. The availability, affordability and ease of use of handsets also contributed to the growth of the overall mobile industry.

According to the Pakistan Telecommunications Authority, there were approximately 123.6 million subscribers in Pakistan as of December 31, 2012, representing a penetration rate of approximately 69.8%.

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

The below table shows the number of subscribers per operator as of December 31, 2012:

Operator	Subscribers in Pakistan (in millions)
Mobilink (VimpelCom)	36.1
Telenor Pakistan	30.6
Ufone	23.8
Warid	12.7
Zong	18.7

Source: The Pakistan Telecommunications Authority

Bangladesh

The mobile telecommunications industry has been introduced late in Bangladesh. Since GrameenPhone (GP) hit the market with its GSM technology in 1997, the industry has grown rapidly. In the last decade the penetration increased from 0.8% (in 2002) to 64% in 2012. Increased demand for mobile telecommunications services is largely due to the expansion of the economy of Bangladesh and a corresponding increase in disposable income; declining tariffs which have made mobile telecommunications services more affordable to the mass market subscriber segment; advertising, marketing and distribution activities, which have led to increased public awareness of, and access to, the mobile telecommunications market; and improved service quality and coverage.

According to the Bangladesh Telecommunications Regulatory Commission, there were approximately 97.2 million subscribers in Bangladesh as of December 31, 2012, representing a penetration rate of approximately 64.0%.

The mobile telecommunications market in Bangladesh is highly competitive. The top three mobile operators, Grameenphone, Banglalink and Robi, collectively held approximately 89% of the mobile market in Bangladesh as of December 31, 2012 (according to the Bangladesh Telecommunications Regulatory Commission). In addition to Grameenphone and Robi, we also compete with Airtel, Citycell and Teletalk. Grameenphone is a public limited company listed on the Dhaka and Chittagong Stock Exchanges. Grameenphone has two main shareholders, namely Telenor Mobile Communications AS (55.80%) and Grameen Telecom (34.20%). Robi Axiata Limited is a joint venture company between Axiata Group Berhad, Malaysia and NTT DOCOMO Inc, Japan. Airtel Bangladesh Ltd. launched commercial operations in 2007. Warid Telecom International LLC, an Abu Dhabi based consortium, sold a majority 70.0% stake in the company to

India’s Bharti Airtel Limited In January 2010. Citycell (Pacific Bangladesh Telecom Limited) was the first mobile communications company of Bangladesh and is the only CDMA network operator in the country. Citycell is currently owned by Singtel with a 45.0% stake and the rest is 55.0% owned by Pacific Group and Far East Telecom. Teletalk Bangladesh Limited is a Public Limited Company of Bangladesh Government, the state-owned telephone operator, which launched its operations in 2004.

The following table shows our and our primary mobile competitors’ respective subscriber numbers in Bangladesh as of December 31, 2012:

Operator	Subscribers in Bangladesh (in millions)
Grameenphone	40.0
Banglalink (VimpelCom)	25.9
Robi	21.0
Airtel	7.1
Citycell	1.5
Teletalk	1.7

Source: The Bangladesh Telecommunications Regulatory Commission.

Cambodia

Despite the presence of eight mobile operators in Cambodia, the market has low mobile penetration. The market is characterized by fierce competition, low per-minute prices and multiple SIMs subscribers. Demand for mobile phones services has been high due to growth in subscribers year after year as low tariffs and low-cost of handsets dominate the market.

According to management estimates, there were approximately 20.5 million subscribers in Cambodia as of December 31, 2012, representing a penetration rate of approximately 90.35%.

In the Cambodian telecommunications market, we compete mainly with Viettel Cambodia, Cam GSM, Latelz Smart and Hello Axiata Cambodia. Latelz Smart and Hello Axiata Cambodia announced their intention to merge in November, 2012.

The following table shows our and our primary mobile competitors’ respective market shares in Cambodia as of December 31, 2012:

Operator	Market Share
Viettel Cambodia	45.13%
Latelz Smart	20.26%
CamGSM	15.42%
Hello Axiata Cambodia	11.05%
Sotelco (VimpelCom)	5.64%
Mfone	1.81%
Cadcomms	0.48%
GT-Tell	0.20%

Source: Management estimates.

Laos

The Lao telecommunications market is very competitive, with aggressive promotions, low per-minute prices rotational churn. With a penetration rate less than 80.0% as of December 31, 2012, the market is still rapidly expanding, as evidenced by the growth in subscribers year after year as tariffs decline and handsets become more affordable.

According management estimates, there were approximately five million subscribers in Laos as of December 31, 2012, representing a penetration rate of approximately 80.0%.

The Lao mobile telecommunications market has four operators: Unitel; VimpelCom, operating through our subsidiary VimpelCom Lao Co.; Lao Telecom; and ETL. Unitel is a joint venture between Viettel Global Joint Stock Company (“Viettel Global”) and Lao Asia Telecom (“LAT”). Lao Telecom (“LTC”) is jointly owned by the Lao Government (51.0%) and Shinawatra International Public Company Limited (49.0%). ETL is 100% controlled by the Lao Government (via the Ministry of Communication, Transport, Post and Construction).

The following table shows our and our primary mobile competitors’ respective market shares in Laos as of December 31, 2012:

Operator	Market Share
Unitel	36.37%
LTC	30.49%
VimpelCom Lao Co. (VimpelCom)	20.94%
ETL	12.21%

Source: Informa Telecoms & Media. © 2013 Informa Telecoms & Media. All rights reserved

Algeria

The mobile industry in Algeria has grown rapidly over the past ten years as a result of increased demand by individuals and newly created private businesses. Demand for mobile services is largely due to the expansion of the Algerian economy. Innovative services and declining tariffs have made mobile services more appealing to the mass-market-subscriber segment, while advertising, marketing and distribution activities, and improved service quality and coverage have led to increased public awareness of, and access to, the mobile telecommunications market.

According to management estimates, there were approximately 32.33 million subscribers in Algeria as of December 31, 2012, representing a penetration rate of approximately 86.5%.

In Algeria, there are three mobile operators: Djezzy, operating through our subsidiary OTA; Mobilis, a subsidiary of Algeria’s incumbent operator, Algérie Télécom; and Nedjma, a subsidiary of Qtel-owned Wataniya. Algérie Télécom launched its Mobilis GSM network in April 1998 and was the only operator until the second GSM license was awarded to OTA in July 2001, for a period of 15 years. OTA launched under the Djezzy brand in February 2002. Wataniya Telecom Algeria was awarded the third GSM license in December 2003. Competition is based primarily on local and international tariff prices, network coverage, quality of service, the level of customer service provided, brand identity and the range of value-added and other subscriber services offered.

Subscriber growth in Algeria’s mobile market is expected to slow down, and the attention is expected to shift to maintaining or improving the average revenue per user, which has continued to decline under intensifying price competition between the three networks. The operators have entered the underdeveloped internet market by launching basic mobile data services, but the licensing of the third-generation spectrum has been delayed, which has made it difficult for them to fully compete in the broadband sector. There is still no clear date on when 3G will be launched in the market, but the Algerian government has made announcements that the launch could be expected at the end of 2013.

Competition for subscribers in Algeria is intense and is expected to increase in the future as a result of greater market penetration and new technologies, products and services. As a result of increased competition, mobile providers are utilizing new marketing strategies, including aggressive price promotions, to retain existing subscribers and attract new ones.

The following table shows our and our competitors’ respective subscriber numbers in Algeria as of December 31, 2012:

Operator	Subscribers in Algeria (in millions)
Djezzy (VimpelCom)	17.85
Mobilis (AMN)	7.35
Nedjma (WTA)	7.14

Source: management estimates

Burundi

The mobile industry in Burundi has grown rapidly in recent years. According to management estimates, subscriber numbers have increased from 1.0 million at the end of 2009 to approximately 2.75 million at the end of 2012, representing a penetration rate of approximately 22.35%.

The mobile telecommunications market in Burundi has five main network operators: Leo Burundi, Econet Wireless, Africell Tempo, SMART Lacell, and Onatel. Leo Burundi is our subsidiary.

The following table shows our and our competitors’ respective subscriber numbers in Burundi as of December 31, 2012:

Operator	Subscribers in Burundi
Leo Burundi (VimpelCom)	1,439,828
Econet Wireless	370,602
SMART Lacell	262,133
Onatel Burundi	166,747
Africell Tempo	139,392

Source: management estimates

Central African Republic

The Central African Republic mobile telecommunications industry has grown quite rapidly over the past four years as a result of increased coverage and reduction of the price of handsets. While we see healthy demand in urban centers, increased growth in the usage of telecommunication services in rural areas has been largely hampered by the limited purchasing power of the population at large and the poor logistical infrastructure in the country. The rural zones of the Central African Republic lack roads, electricity, distributor networks and financial networks (banks) for the collection and safekeeping of cash. A large part of the country is considered insecure from a personal safety perspective. These issues directly affect our distribution, network roll-out and site maintenance activities in the provinces.

According to the management estimates, there were approximately 1.01 million subscribers in the Central African Republic as of December 31, 2012, representing a penetration rate of approximately 20.0%.

In the Central African Republic mobile telecommunications market we compete with three other operators: Orange; Moov and Azur. Orange is a member of the France Telecom group. Moov is a subsidiary of Atlantique Telecom, which is in turn a subsidiary of Etisalat (Emirates Telecommunications Corporation), the incumbent and leading provider of telecommunications in the UAE. Azur belongs to the Bintel Group, based in Lebanon.

The following table shows our and our primary mobile competitors’ respective subscriber numbers in the Central African Republic as of December 31, 2012:

Operator	Subscribers in CAR
Telecel CAR (VimpelCom)	441,980
Orange	217,131
Azur	202,913
Moov	153,556

Source: management estimates

Zimbabwe

The mobile industry in Zimbabwe has grown rapidly over the past couple of years. Subscriber numbers have increased from fewer than 2.0 million at the end of 2008 to approximately 8.7 million at the end of 2012. The main drivers behind the growth of mobile communications in Zimbabwe is initially related to voice and increased desire for data services given its relatively young and dynamic population. Advertising, marketing and distribution activities and improved coverage have led to increased public awareness of, and access to, the mobile telecommunications market in Zimbabwe.

According to management estimates, there were approximately 8.7 million subscribers in Zimbabwe as of December 31, 2012, representing a penetration rate of approximately 68.66%.

The mobile telecommunications market in Zimbabwe has three licensed network operators: Econet Wireless Zimbabwe; Telecel Zimbabwe; and NetOne Zimbabwe. Telecel Zimbabwe is jointly owned by our subsidiary Telecel International Ltd. S.A. and the Empowerment Corporation. Econet Wireless Zimbabwe is a subsidiary of the Econet Wireless telecommunications group. NetOne Zimbabwe is a private company wholly owned by the Zimbabwean government.

The following table shows our and our competitors’ respective subscriber numbers in Zimbabwe as of December 31, 2012:

Operator	Subscribers in Zimbabwe (in millions)
Econet	4.92
Telecel (VimpelCom)	2.58
NetOne	1.15

Source: management estimates

Marketing and Distribution—Mobile Business in Africa & Asia

In Africa & Asia, we generally offer our subscribers contract and prepaid tariff plans, each offering different benefits and targeting a certain type of subscriber. We also generally offer our subscribers a wide range of value-added services to choose from and loyalty reward schemes. Below is a summary of our sales and distribution arrangements in the various countries in which we operate:

•

In Pakistan, we offer a portfolio of tariffs and products designed to cater to the needs and requirements of specific market segments, including mass-market subscribers, youth subscribers, personal contract subscribers, SOHOs (with one to five employees), SMEs (with six to 50 employees) and enterprises (with more than 50 employees). We offer corporate subscribers several postpaid plan bundles, which include on-net minutes, variable discount for closed user groups or “CUG,” and follow-up minutes based on bundle commitment. Our sales channels include 20 company stores, a direct sales force of 40 permanent employees and 319 contractual employees, 419 franchise stores, 73 contractual direct-selling representatives, and over 208,262 third party retailers.

•

In Bangladesh, we offer our subscribers several national prepaid, contract and hybrid tariff plans, each offering a different benefit and targeting a specific type of subscriber. We divide our primary target subscribers into five categories: high-value subscribers (for the top 20% of our high-ARPU-generating subscribers); public call offices (a telephone facility in a public place providing calling-card-based domestic and international telecommunications services), enterprises (for companies with 15 or more employees), SME accounts (for companies with one to 15 employees) and mass subscribers. We also offer specific-business value-added services and special pricing based on volume and contractual commitment, which include Fleet Tracking and Bulk SMS. We provide our large enterprise accounts with specialized customer service and enterprise relationship management. We distribute our mobile services and products through our own shops, a direct sales force of 335 (285 permanent and 50 temporary) employees, telemarketing through 120 representatives and approximately 31,181 SIM retailers and over 139,105 airtime retailers.

•

In Cambodia, we divide our offerings into the following types of pricing plans: local; international; tourist; and Internet. All price plans are based on a prepayment concept. Local price plans include plans for heavy users, handset packages and closed user groups for families and communities. Most tariffs are quoted in U.S. dollars. We distribute our mobile services and products through two exclusive distributors, approximately 37,000 SIM sellers and approximately 412,000 airtime sellers.

•

In Laos, we offer pricing plans for contract, prepaid and internet services for residential and corporate subscribers. Local price plans include plans for heavy users, handset packages and closed user groups for families and communities. Most tariffs are quoted in the local currency. We distribute our mobile services and products through ten exclusive distributors, 33 retail sales officers and 176 promoters.

•

In Algeria, we offer several contract and prepaid tariff plans, each offering a different benefit and targeting a certain type of subscriber. Our postpaid plans are targeted at our business subscribers and include “Djezzy Business” and “Business Control.” Our postpaid plans for residential subscribers include “Djezzy Classic” and “Djezzy Control.” Our prepaid plans for residential subscribers include “Djezzy Carte” and “Allo.” We also have a loyalty program called “Imtiyaz,” which gives customers bonus points depending on their usage. Bonus points can be exchanged for voice and messaging services or products. We also have an “Imtiyaz Elite” for our high-value customers, which offers additional benefits. We sell our mobile telecommunication services through indirect channels (distributors) and through our “Djezzy” branded shops, of which there were 89 as of December 31, 2012. Our nine exclusive national distributors cover all the 48 Wilayas and are distributing our products through 11,000 authorized points of sales. We also had a pool of more than 650 agents in a call center as of December 31, 2012. This pool of agents combines a series of insourced and outsourced agents that are directly managed by OTA management.

•

In Burundi, we have a channel partner network to distribute our products and services across the country including isolated rural areas. As of December 31, 2012, the network consists of six super distributors nationwide, eight branded company-owned and company-operated service centers nationwide, 120 sub-distributors and 11,500 non-specialized independent retail outlets.

•

In the Central African Republic, we offer subscribers several national contract and prepaid plans, each offering a different benefit and targeting a specific type of customer. We divide our primary target subscribers into the following groups: contract accounts (for wealthier Central Africans and foreigners; NGOs; multilateral organizations and business people); corporate floats (prepaid accounts created under one main corporate account) and prepaid or mass subscribers. We distribute our products and services through eight of our own shops, 5,787 registered dealers and numerous informal street resellers.

•

In Zimbabwe, we focus on providing our customers high-tech mobile phone products at affordable prices. We have an array of value-added products that reward customers in a higher ARPU tier. We run a non-exclusive national indirect distribution model using superdealers across the country (regionally controlled), and street resellers. As of December 31, 2012, we used superdealers and more than 2,500 street resellers. We have eight regional offices and own shops in seven regions and a booth in the international airport.

Fixed-line Business in Africa & Asia

Our fixed-line business in Africa & Asia is limited to our operations in Pakistan, Laos, Burundi and the Central African Republic. We do not offer fixed-line services in other countries in which we operate in Africa & Asia.

Description of Fixed-line Services in Africa & Asia

Our fixed business in Africa & Asia is limited to our operations in Pakistan, Laos, Burundi and the Central African Republic. We do not offer fixed services in other countries in which we operate in Africa & Asia. Our fixed line business in Pakistan includes internet, data and value added services over a wide range of access media, covering major cities of Pakistan. We also offer domestic and international long distance services, point-to-point leased lines, dedicated internet services through our access network, virtual private network, or “VPN,” services, value added services, such as web hosting, email hosting and domain registration, DSL and xDSL services, WiMax services, VSAT services, Metro Fiber, which provides last mile access to the enterprise sectors in Karachi, Lahore and Islamabad and P2P radios for connecting to the our network. In Laos, we offer WiMax covering few cities with low uptake. In Burundi, we offer WiMax 16d fixed broadband services using Alvarion equipment. In the Central African Republic, we offer limited fixed services, which include dedicated and shared Internet connections using WiMax.

Fixed-line Business Licenses in Africa & Asia

We maintain the required licenses for our fixed-line operations in Africa & Asia. In Burundi, we have a WiMax license, which is valid until April 2016.

Competition—Fixed-line Business in Africa & Asia

In Pakistan, our fixed-line business faces significant competition from other providers of fixed-line corporate services, carrier and operator services and consumer internet services.

In Pakistan, our main competitors for fixed-line corporate services are Pakistan Telecommunication Corporation, or “PTCL,” Multinet, Wateen, Supernet, Cybernet, Nexlinx and Nayatel. Our main competitors for carrier and operator services are PTCL, Wateen, Worldcall, Wi-Tribe, and Telenor Pakistan. Our main competitors for consumer internet services are PTCL, Wateen, World Call, Wi-Tribe and Qubee.

In Burundi, our main competitor for fixed-line services is CBINET.

In the Central African Republic, our main competitors for fixed-line services are Orange and Moov.

Marketing and Distribution—Fixed-line Business in Africa & Asia

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

In Burundi, we have a small dedicated direct sales force for our fixed-line services. Most sales are made through our fully owned shops in the country’s capital city Bujumbura.

In the Central African Republic, we have a small dedicated direct sales force for our fixed-line services. Most sales are made through our fully owned shops in the country’s capital city, Bangui.

Description of Operations of the Ukraine Business Unit

Mobile Business in Ukraine

Description of Mobile Services in Ukraine

Mobile Voice Services

As of December 31, 2012, approximately 8.0% of our subscribers in Ukraine were on postpaid plans and approximately 92.0% of our subscribers in Ukraine were on prepaid plans.

Call Completion and Value Added Services

In Ukraine, we offer the same call completion and value added services as in Russia. For a description of these services, see “Item 4—Information on the Company—Description of Operations of the Russia Business Unit—Mobile Business in Russia—Description of Mobile Services in Russia—Value Added Services including Data Revenue.”

Roaming

As of December 31, 2012, Kyivstar provided voice roaming on 417 partner networks in 195 countries, GPRS roaming on 310 networks in 155 countries and CAMEL roaming on 137 networks in 96 countries.

Wireless Internet Access

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

Interconnect Revenues

We have several interconnection agreements with mobile and fixed line operators in Ukraine under which we provide traffic termination services. These services represent termination of incoming voice and data traffic from network of our competitors when their customers call or send data to our customers.

Revenues from Sales of Equipment and Accessories and Other Revenues

Handset offerings. We offer to our customers a broad selection of handsets and Internet devices, which we source from a number of suppliers.

Mobile Telecommunications Licenses in Ukraine

In Ukraine, we hold 900 MHz GSM and 1,800 MHz GSM cellular licenses to provide telecommunications services throughout the territory of Ukraine. These licenses were received on October 5, 2011 for a term of 15 years each and will expire on October 4, 2026. We have also obtained a range of national and regional radio frequency licenses for use of radio frequency resource in the referred standards and in specified standards—RRL and WiMax. In addition, we provide local, long-distance and international fixed-line telecommunications services throughout Ukraine. Our network covers all large and small cities and areas outside of these cities, together, covering territory where approximately 99.97% of the Ukraine’s population lives.

Competition—Mobile Business in Ukraine

Despite repeated requests from the leading Ukrainian operators, including Kyivstar, the launch of 3G services in Ukraine had been blocked by the Ukrainian regulators since 2005, when the Ukrainian government issued its first and only 3G license to Ukrtelecom, Ukraine’s state-owned fixed-line operator. The license is now held by Ukrtelecom’s subsidiary Trimob. Kyivstar, MTS and Astelit were refused 3G licenses by the Ukrainian government in 2006. The Ukrainian government subsequently announced plans to hold a tender to auction one 3G license. However, the proposed auction has been postponed indefinitely.

According to Informa Telecoms & Media, as of December 31, 2012, there were approximately 56.9 million subscribers in Ukraine, representing a penetration rate of approximately 124.9%. There are currently three mobile operators with national coverage in Ukraine: Kyivstar, Mobile TeleSystems—Ukraine (“MTS Ukraine”) and LLC Astelit. Kyivstar and URS, were unified under the brand Kyivstar following the VimpelCom Ltd. Transaction.

The following table shows our and our primary mobile competitors’ respective subscribers in Ukraine as of December 31, 2012:

Operator	Subscribers (in millions)
Kyivstar (VimpelCom)	26.0
MTS Ukraine	20.42
Astelit	7.95

Source: Informa Telecoms & Media for all companies except Kyivstar. © 2013 Informa Telecoms & Media. All rights reserved.

Kyivstar and MTS Ukraine

Kyivstar competes primarily with MTS Ukraine, which had a market share of 36.2% as of December 31, 2012 according to Informa Telecoms & Media. MTS Ukraine, which is 100.0% owned by MTS, operates a GSM-900/1800 network in Ukraine. MTS Ukraine also received a CDMA-450 license in 2006.

Other Competitors in Ukraine

Kyivstar also competes with Astelit, which operates throughout Ukraine and which had approximately 7.9 million subscribers as of December 31, 2012 according to Informa Telecoms & Media, representing a market share of 15.8%.

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

Customer Loyalty Programs

In Ukraine, to promote brand loyalty we use “Kyivstar club” program, to provide a monthly bonus, which is a percent of the amount spent by the subscriber’s usage per month and the length of time the subscriber has been a Kyivstar subscriber.

Fixed-line Business in Ukraine

Description of Fixed-line Services in Ukraine

Business Operations

We have constructed and own a 26,157 kilometer fiber optic network, including 5,070 kilometers in cities of Ukraine and 1,207 kilometers in the Kyiv region, which is interconnected to the local PSTN in Kyiv, to other major metropolitan areas in Ukraine and to our gateway. We provide data and Internet access services in approximately 97 metropolitan cities in Ukraine.

Our fixed-line services include corporate Internet access, VPN services, data center, contact center, fixed-line telephony and number of value added services. Internet access services include connection to the Internet via ADSL, symmetrical and ethernet interfaces at speeds ranging from 256 kbps to 10 Gbps. We provide standard and advanced fixed-line telephony value added services, such as convergent fixed-mobile closed user groups. Fixed-line voice services are available in 28 major cities of Ukraine.

In order to reduce our dependency on other fixed-line operators, we have been building our own transmission capacity between the base station network and the mobile switching centers, consisting of fiber optic cable and radio links. Between our base stations and base station controllers, we use mini-links operating at 8 and 23 GHz, where capacity is not constrained. We have built dedicated fiber optic networks in larger cities, such as Kyiv, Kharkiv, Odesa, Dnipropetrovsk, Lviv, Donetsk, Vinnytsya, Khmelnytskyy, Zaporizhzhya, Simferopol and Mykolaiv. As of December 31, 2012, we owned approximately 44.306 kilometers of fiber optic cable and leased a negligible amount. For the last two years, we have had our own fiber optic cable network that is sufficient to meet most of our transmission requirements without any leased capacity.

Local Access Services. We provide local access services to corporate customers by connecting their premises to our fiber optic network, which interconnects to the local PSTN in 28 major Ukrainian cities.

International and Domestic Long Distance Services. We provide outgoing international voice services to business customers through its international gateway and direct interconnections with major international carriers. DLD services are primarily provided through our own intercity transmission network and through interconnection with Ukrtelecom’s and other operators’ networks. We also hold an international license that enables it to provide international voice and data services to its business and corporate customers.

Dedicated Internet and Data Services. We provide a VPN service that has an integrated voice and data ISDN connection, frame relay, broadband digital subscriber line and dedicated Internet services.

Information Services. We provide telecommunications services to financial and banking companies, such as S.W.I.F.T., access to processing centers, news services to companies such as Reuters, as well as conduits to airline reservation systems in Ukraine. Our data center provides server co-location and hosting services for news agencies and financial and entertainment services providers.

Call Center Services. We launched our call center services in 2002 and are one of the main market players in providing hotline, telemarketing and other call center services for corporate clients in Ukraine. In 2012, we launched additional call center services, including multimedia messaging and software bundle rentals.

Mass Market Services. We offer telephone and Internet broadband access services (through FTTB or ADSL) for mass market customers.

Wholesale Operations

Our joint carrier and operator services division in Ukraine provides local, international and intercity long distance voice traffic transmission services to Ukrainian fixed-line and mobile operators on the basis of our proprietary DLD/ILD network as well as IP transit and data transmission services through our own domestic and international fiber optic backbone and IP/MPLS data transmission network.

We derive most of our carrier and operator services revenue in Ukraine from voice call termination services to our own mobile network, and other local and international destinations. We have more than 100 national interconnections in cities in Ukraine through which we terminate traffic of our subscribers and generate revenues from call termination on our networks. We have 39 international interconnections with international partners for voice call termination and IP transit services.

Residential and FTTB Operations

In Ukraine, we offer the same spectrum of fixed-line and wireless Internet services. We began providing fixed-line broadband services in Ukraine in 2008 and as of December 31, 2012 provided services in 138 cities in Ukraine. In connection with this service, we have been engaged in project to install FTTB for fixed-line broadband services in approximately 47,200 residential buildings in 138 cities, providing over 66,500 access points.

Licenses for Fixed-line Business in Ukraine

The table below sets forth the principal terms of the licenses which are important to our fixed-line business in Ukraine.

License Type	Region	Expiration Date
International communication	All territory of Ukraine	August 18, 2019
Long-distance communication	All territory of Ukraine	August 18, 2019
Local communication	All territory of Ukraine	August 29, 2015

Competition—Fixed-line Business in Ukraine

Business Operations

In the voice services market for business customers, we compete with Ukrtelecom, Datagroup, Vega, and a number of other small operators. The provision of Internet and data services to the end consumers is not licensed in Ukraine. As a result, there is a high level of competition, with more than 400 ISPs in Ukraine. Our main competitors in the corporate market for data are Ukrtelecom, Volia, Vega and Datagroup.

In the fast growing residential broadband Internet market, we compete with Ukrtelecom and Volya-Cable in Kyiv, as well as with strong local players in other cities.

Wholesale Operations

In Ukraine, carrier and operator services market competitors include Ukrtelecom, Ucomline (Farlep-Optima), Velton, MTC, Astelit, and Datagroup.

Consumer Internet Services

Our main competitors for provision of consumer Internet services in Ukraine are Volia and Ukrtelecom. From December 31, 2011 to December 31, 2012, we significantly increased the number of broadband subscribers in Ukraine by 54.2% from 397,338 to 612,665 subscribers.

Marketing and Distribution—Fixed-line Business in Ukraine

Business Operations

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

Residential and FTTB Operations

Our marketing strategy is focused on attracting new subscribers. We offer several tariff plans, each one targeted at a different type of subscriber. In 2011 and the first quarter of 2012, our consumer fixed-line Internet services business was supported by ATL (above the line) campaigns, in which we advertised on TV, press, radio and the Internet in order to raise awareness of Kyivstar as a fixed-line broadband Internet provider. Since May 2012, our advertising focus shifted to BTL (below the line) activities, including leaflets distribution, in areas were the service is provided. These efforts are supplemented by limited ATL as well as by direct sales conducted on door-to-door basis in buildings in which broadband service is available.

Fixed-line Broadband Internet Access. We offer a wide range of FTTB services tariffs targeted to different customer segments. There are four unlimited tariff plans with monthly fees, which offer different speeds up to 10 Mbps for active Internet users.

xDSL Services

Revenue generated from xDSL service is insignificant and shows a steady decrease as this technology is being replaced by newer technologies.

Description of Operations of the CIS Business Unit

Mobile Business in the CIS

Description of Mobile Services in the CIS

Mobile Voice Services

As of December 31, 2012, approximately 2.5% of our subscribers in the CIS were on postpaid plans and approximately 97.5% of our subscribers in the CIS were on prepaid plans.

Call Completion and Value Added Services. In the CIS, we offer the same call completion and value added services as in Russia (except for location based services). For a description of these services, see “—Description of Operations of the Russia Business Unit—Mobile Business in Russia—Description of Mobile Services in Russia.”

Roaming. In the CIS, we have roaming arrangements with a number of other networks, which vary by country of our operations.

•	In Kazakhstan, as of December 31, 2012 we provided voice roaming on 447 networks in 175 countries, GPRS roaming on 247 networks in 100 countries and CAMEL roaming on 159 networks in 82 countries.

•

In Uzbekistan, as of December 31, 2012 we provided voice roaming on 436 partner networks in 174 countries, GPRS roaming on 261 networks in 119 countries and CAMEL roaming on 162 networks in 82 countries.

•	In Armenia, as of December 31, 2012 we provided voice roaming on 384 partner networks in 168 countries, GPRS roaming on 238 networks in 121 countries and CAMEL roaming on 165 networks in 87 countries.

•	In Tajikistan, as of December 31, 2012 we provided voice roaming on 156 networks in 83 countries, GPRS roaming on 124 networks in 75 and CAMEL roaming in 76 networks on 48 countries.

•	In Georgia, as of December 31, 2012 Mobitel provided roaming on 116 partner networks in 63 countries, GPRS roaming on 73 networks in 44 countries and CAMEL roaming on 48 networks in 36 countries.

•	In Kyrgyzstan, as of December 31, 2012 we provided roaming on 428 partner networks in 154 countries, GPRS roaming on 7 networks in 6 countries and CAMEL roaming on 29 networks in 24 countries.

USB Modems

We have partnered with Opera Software to offer a “Beeline” branded version of the Opera Mini browser under a framework agreement that provides for the provision of such services in Kazakhstan, Armenia, Georgia and Tajikistan. Under this agreement, we have already begun to provide services in Kazakhstan and Tajikistan and expect to begin to provide services in Armenia and Georgia in 2013.

In Kazakhstan, we provide subscribers wireless Internet access over GPRS/EDGE/UMTS networks. Our UMTS/HSPA network was commercially launched in January 2011. The wireless Internet services that we offer include small screen Internet (data services and options in regular voice price plans) and large screen Internet (special internet price plans bundled with USB modem or without a modem for PC and note/netbooks).

In Uzbekistan, we provide subscribers with wireless Internet access over GPRS/EDGE/UMTS networks. The UMTS/HSPA services were commercially launched in 2008 and the majority of the network was constructed in 2010. As of December 31, 2012, we provided UMTS services in 150 cities with a population of more than 50,000 each. We provide Internet services both for smartphones and featurephones as well as for USB dongles and tablet computers. For small screen subscribers, we have begun to integrate mobile services of popular social networks, including, for example, Twitter and Facebook. USB modems are locked for the Beeline network so that they only work within our network.

In Armenia, we provide subscribers with wireless Internet access over GSM/GPRS/EDGE/UMTS networks. UMTS services were commercially launched in 2009. For small screen subscribers, we launched data bundles for Internet access for a daily fee with unlimited data usage and a limit on speed only after a certain amount of usage per day and began to integrate mobile services of popular social networks, including, Twitter and Facebook. USB modems were commercially launched in July 2009. Subscribers receive a USB modem and SIM card with a pre-installed special Internet rate data plan.

In Tajikistan, USB modems were launched in January 2008. We provide our subscribers with wireless Internet access via GSM/EDGE and UMTS networks. We provide Internet services for smartphones and featurephones as well as for USB dongles. In 2012, the usage of non-voice services 3G/GPRS Internet megabytes increased due to new Internet tariffs that Tacom offered.

In Georgia, USB modems were commercially launched for prepaid customers in June 2009 and modem traffic exceeded 19 million megabytes during 2012.

In Kyrgyzstan, we provide our subscribers with wireless Internet access through GPRS/EDGE/UMTS/HSPA+ networks. Our UMTS/HSPA+ network in Kyrgyzstan was launched in December 2010. USB modems were commercially launched for prepaid and contract customers in November 2009. We launched Plug&Play technology, which we call “Hi-Link,” in Kyrgyzstan in July 2012. We were the first operator in the CIS countries to offer such a service.

Mobile Telecommunications Licenses in the CIS

In Kazakhstan, we hold a national GSM-900/1800 and UMTS license for the entire territory of Kazakhstan, which has an unlimited term. The license can be terminated in certain circumstances, including voluntarily by the operator and in case of liquidation of the operator.

In Uzbekistan, we hold a national license for GSM-900/1800, UMTS and LTE covering the entire territory of Uzbekistan. This license expires on August 6, 2016.

In Armenia, we hold a GSM-900/1800 and UMTS license for the entire territory of Armenia. This license is scheduled to expire on March 3, 2013. The Armenian telecommunications regulator has issued a resolution, which will come into force on March 3, 2013 and will extend the term of the license to March 3, 2028.

In Tajikistan, we hold national GSM-900/1800, UMTS and LTE licenses for the entire territory of Tajikistan. These licenses expire on June 18, 2014, July 13, 2015 and December 9, 2015, respectively.

In Georgia, we hold two GSM-1800 frequency licenses and one E-GSM frequency license for the entire territory of Georgia. These licenses expire on July 23, 2013, January 26, 2017 and January 25, 2018, respectively. We have filed an extension for our GSM-1800 license expiring on July 23, 2013.

In Kyrgyzstan, we hold national GSM-900/1800 and UMTS licenses for the entire territory of Kyrgyzstan. These licenses expire on May 30, 2016 and October 23, 2015, respectively.

Competition—Mobile Business in the CIS

Kazakhstan

According to Informa Telecoms & Media, there were approximately 26.78 million subscribers in Kazakhstan as of December 31, 2012, representing a penetration rate of approximately 164.43%.

The following table shows our and our primary mobile competitors’ respective subscriber numbers in Kazakhstan as of December 31, 2012:

Operator	Subscribers (in millions)
GSM Kazakhstan	13.46
KaR-Tel (VimpelCom)	8.60
Tele2 Kazakhstan	3.40
AlTel	1.32

Source: Informa Telecoms & Media for all companies except KaR-Tel. © 2013 Informa Telecoms & Media. All rights reserved.

Uzbekistan

According to Informa Telecoms & Media, as of December 31, 2012, there were approximately 20.30 million subscribers in Uzbekistan, representing a penetration rate of approximately 72.69%.

The following table shows our and our primary mobile competitors’ respective subscribers in Uzbekistan as of December 31, 2012:

Operator	Subscribers (in millions)
Unitel (VimpelCom)	10.20
Ucell	9.48
UzbekMobile	0.12

Source: Informa Telecoms & Media for all companies except Unitel. © 2013 Informa Telecoms & Media. All rights reserved.

Armenia

According to Informa Telecoms & Media, as of December 31, 2012, there were approximately 3.75 million subscribers in Armenia, representing a penetration rate of approximately 121.00%.

The following table shows our and our primary mobile competitor’s respective subscribers in Armenia as of December 31, 2012:

Operator	Subscribers (in millions)
K-Telecom	2.40
ArmenTel (VimpelCom)	0.80
Orange Armenia	0.54

Source: Informa Telecoms & Media for all companies except ArmenTel. © 2013 Informa Telecoms & Media. All rights reserved.

Tajikistan

According to Informa Telecoms & Media, as of December 31, 2012, there were approximately 9.33 million subscribers in Tajikistan, representing a penetration rate of approximately 132.56%.

The following table shows our and our primary mobile competitors’ respective subscribers in Tajikistan as of December 31, 2012:

Operator	Subscribers (in millions)
Babilon Mobile	2.90
Indigo	2.81
TT-Mobile	1.84
Tacom (VimpelCom)	1.13
TK Mobile	0.62

Source: Informa Telecoms & Media for all companies except Tacom. © 2013 Informa Telecoms & Media. All rights reserved.

Georgia

According to Informa Telecoms & Media, as of December 31, 2012, there were approximately 5.42 million subscribers in Georgia, representing a penetration rate of approximately 125.54%.

The following table shows our and our primary mobile competitors’ respective subscribers in Georgia as of December 31, 2012:

Operator	Subscribers (in millions)
Geocell	2.03
Magticom	1.61
Mobitel (VimpelCom)	0.97
Aquafone	0.45
A-Mobile	0.30

Source: Informa Telecoms & Media for all companies except Mobitel. © 2013 Informa Telecoms & Media. All rights reserved.

Kyrgyzstan

According to Informa Telecoms & Media, as of December 31, 2012, there were approximately 6.07 million subscribers in Kyrgyzstan, representing a penetration rate of approximately 111.9%.

The following table shows our and our primary mobile competitors’ respective subscribers in Kyrgyzstan as of December 31, 2012:

Operator	Subscribers (in millions)
Alfa Telecom (Megacom)	2.50
Sky Mobile (VimpelCom)	2.48
AkTel	0.90

Source:	Informa Telecoms & Media for all companies except Sky Mobile. © 2013 Informa Telecoms & Media. All rights reserved.

Marketing and Distribution—Mobile Business in the CIS

All our mobile operations in CIS divide their primary target subscribers into five large groups:

•	large account corporate subscribers (business market);

•	SME subscribers (business market);

•	high ARPU subscribers (consumer market);

•	youth segment (consumer market); and

•	mass market subscribers.

In Kazakhstan, we offer more than ten different regional and nationwide tariff plans for the consumer market and more than ten different tariff plans for our business segment, each targeted at a different type of subscriber. In order to promote further growth of our subscriber base, we seek to offer a number of advanced services to corporate and mass market subscribers with high ARPU, while at the same time providing lower priced services for the more cost-sensitive mass market subscribers.

In Uzbekistan, we offer different prepaid tariff plans in two currencies (U.S. dollars and Uzbek soms), each one offering a different benefit and targeting a certain type of subscriber. Through our GSM network in Uzbekistan, we offer a number of advanced services to corporate and high-value subscribers, while at the same time providing low-priced services for the more cost-sensitive mass market subscribers.

In Armenia, we offer several dram-based prepaid and contract tariff plans, each one targeted at a different type of subscriber. As of December, 2012, 20.2% of ArmenTel subscriber base use postpaid plans. In order to promote growth of our subscriber base, we have implemented a regional program using alternative marketing strategies, such as door-to-door sales, and offering special tariff plans.

In Tajikistan, we offer several U.S. dollar-based and Tajik somoni-based prepaid and contract tariff plans, each one targeted at a different type of subscriber.

In Georgia, we offer 13 national lari-based prepaid tariff plans and 18 contract-based postpaid tariff plans for our SME and large account corporate customers.

In Kyrgyzstan, we offer 15 som-based price plans for our mass market subscribers and 20 price plans for SME and large account subscribers.

Customer Loyalty Programs

We have loyalty programs in each of the CIS countries in which we operate, except Tajikistan where we plan to launch our loyalty program in the first half of 2013. These programs allow subscribers to collect and redeem points for basic privileges from our partners and us. As of December 31, 2012, we had more than 8.0 million subscribers participating in these programs in the CIS.

We used target marketing campaigns in order to reduce churn. For example, in Kazakhstan, we launched a subscriber retention program in which we contacted more than a 100,000 subscribers per month who we perceived to be at risk of churn. In other CIS countries in which we operate, we launched approximately ten targeted marketing campaigns monthly for churn prevention.

Our distribution strategy is also targeted on churn prevention. We launched new trade terms for partners (dealers, distributors) based on subs ARPU in each of the CIS countries in which we operate, except Kyrgyzstan where we plan to launch new trade terms in 2H 2013. We also changed one of the main KPI for all employees from Gross adds to Net adds.

Fixed-line Business in the CIS

Description of Fixed-line Services in CIS

Business Operations

Kazakhstan. We focus on small and medium businesses, offering services, including, high-quality, high-speed Internet, fixed-line voice and data transmission. We also offer specialized services for multi-national corporations and financial institutions. We provide the following services for corporate customers:

•	hi-speed Internet access (including fiber optic lines, wireless technology, WiMax and satellite technology);

•	local, long-distance, international fixed-line voice services (including traditional telephony, IP and session initiation protocol (“SIP”) telephony);

•	local, intercity and international channels (including leased lines and IP VPN through fiber optic, wireless, WiMax and satellite technologies) and

•	organizational services for integrated corporate networks (including integrated network voice and data services).

Uzbekistan. Our company is an integrated provider of a large range of telecommunication services available on the Uzbek market, such as network access and hardware and software solutions, including configuration and maintenance. Our company has its own basic fiber-optical digital network in the cities of Tashkent, Samarkand, Bukhara, Zarafshan and Uchkuduk, which is longer than 200 kilometers, and copper cables, which are longer than 250 kilometers, that allow users to connect and to render services practically in any region of Uzbekistan. We provide the following services for corporate and individual customers:

•	hi-speed Internet access (including fiber optic lines and xDSL), telephony, and long distance and international long distance telephony on prepaid cards;

•	telephone communication services, based on copper wires and the modern digital fiber optic network;

•	dedicated lines of data transmission; and

•	dedicated line access and fixed-line mobile convergence.

Armenia. Our company is an integrated provider of a large range of telecommunication services available on the Armenian market, such as PSTN-fixed and IP telephony, Internet, data transmission and network access, as well as domestic and international voice termination, and TCP/IP (transmission control protocol/Internet protocol) international transit traffic services. We operate a national network. We provide the following services for corporate and individual customers:

•	local telephony services;

•	international and domestic long distance services;

•	dedicated Internet and data services (including ADSL and fiber optic lines); and

•	voice over data services.

Wholesale Operations

Kazakhstan. We have several interconnection agreements with mobile and fixed-line operators in Kazakhstan under which KaR-Tel provides traffic termination services. Our subsidiary, TNS-Plus, has international interconnection agreements with operators in Russia, Uzbekistan and Kyrgyzstan and provides international voice traffic transit and international line rental services for Kazakh and international operators.

Uzbekistan. We have interconnection agreements with Uzbektelecom, the incumbent fixed-line services provider in Uzbekistan, through which all national and international traffic is routed, and other operators in Uzbekistan.

Armenia. Our subsidiary ArmenTel is the Armenian incumbent mobile and fixed-line operator. ArmenTel operates a national network and local networks in every city of Armenia. In Armenia, we provide domestic and international voice termination, intercity and local leased channels and IP transit.

Tajikistan. In Tajikistan, we have interconnection agreements with 13 local operators. Under the interconnection agreements, we provide voice call termination to our own network. We also have a license to provide international communications in Tajikistan which allows our subsidiary there to interconnect with OJSC VimpelCom directly.

Georgia. In Georgia, our subsidiary Mobitel has interconnection agreements with ArmenTel and OJSC VimpelCom, and 22 agreements with local operators. Under these agreements Mobitel provides voice call termination to its own network.

Residential and FTTB Operations

In Kazakhstan, Uzbekistan and Armenia, we offer the same spectrum of fixed-line broadband and wireless Internet access as in Russia. For more information, see “—Description of Operations of the Russia Business Unit—Fixed-line Business in Russia.” In Armenia, we offer PSTN-fixed and IP telephony services, as well as fixed-line broadband Internet access based on ADSL technology and dial-up services and wireless Internet access based on CDMA technology.

In Kazakhstan, and Tajikistan, we have launched a co-branded version of Opera Software’s Opera Mini web browser and offer unlimited browsing services to our subscribers. In Kazakhstan, Armenia, Georgia, Tajikistan and Uzbekistan, we have launched various mobile Facebook services and have plans to launch others. We believe that our partnerships with Opera Software and Facebook give us competitive advantages and promote growth of small screen data users and their data ARPU.

Licenses—Fixed-line Business in CIS

The table below sets forth the principal terms of the fixed-line, data and long distance licenses that are important to our fixed-line business in the CIS. We have filed or will file applications for renewal for all of our licenses that expire in 2013.

License Type	Countries, Companies	Expiration Date
Local Communication Services	Uzbekistan, “Buzton”	July 5, 2016
	Kyrgyzstan, “Sky Mobile”	April 20, 2017
	Armenia, “Armentel’	March 3, 2013

International and National Communications Services	Armenia, “Armentel”	March 3, 2013
	Uzbekistan, “Buzton”	January 15, 2015
	Uzbekistan, “Unitel”	March 28, 2026
	Uzbekistan, “Unitel”	April 24, 2026
	Kyrgyzstan, “Sky Mobile”	May 30, 2016
	Tajikistan, “TAKOM”	August 11, 2016
	Tajikistan, “TAKOM”	September 7, 2016

Telematic Services	Tajikistan, “TAKOM”	July 24, 2017
	Kyrgyzstan, “Sky Mobile”	August 4, 2015

Data Transmission Services	Uzbekistan, “Buzton”	August 30, 2016
	Uzbekistan, “Unitel”	July 22, 2015
	Tajikistan, “TAKOM”	December 9, 2015
	Kyrgyzstan, “Sky Mobile”	May 30, 2016

Competition—Fixed-line Business in the CIS

Business Operations

Kazakhstan. We are a fast growing alternative Internet service provider in Kazakhstan, where we compete primarily with state-owned provider, Kazakhtelecom (whose group includes Nursat, Sygnum, Kepter Telecom, Online.kg, Radio Tell, and Vostok Telecom), KazTransCom owned by TeliaSonera, TransTelecom owned by the Kazakhstan Temir Zholy (a railway company), Astel (a leader in the provision of satellite services) and several other small operators in the regions.

Uzbekistan. We operate large independent fixed-line services in Uzbekistan, where we offer a full spectrum of integrated telecommunication services. In Uzbekistan, we compete with the state-owned provider, Uzbektelecom, East Telecom, Sarkor Telecom, Sharq Telecom and EVO. There is a high level of competition in the capital city of Tashkent. The fixed-line Internet market in the regions remains undeveloped.

Armenia. We are the largest fixed-line services operator in Armenia, where we offer a broad spectrum of fixed-line services to government, corporate and private customers across Armenia. There are more than 14 active operators in Armenia. The largest operators are U!Com, “Armenian Datacom Company” CJSC, GNC-Alfa, CrossNet and FiberNet. There has also been a consolidation of rival companies through strategic partnerships, mergers and acquisitions. For example, in 2011, the largest Russian fixed-line operator, Rostelecom, acquired telecommunication network services operator GNC-Alfa. U!Com acquired Icon communications and Netsys in 2011 and InteractiveTV in 2012.

In 2009, the following 14 companies with which we compete were granted fixed-line technology licenses: (Internet service providers) iCON, Armenian Datacom Company, Cornet-AM, Bionet, Web, Hi-Tech Gateway Inc., Arminco, Softlink, Netsys, Xalt, Crossnet; (restaurant complexes) Complex Dzoraghbyur; AATVQ CJSC and Ardnet LLC. In 2010, the following three companies were also granted fixed-line technology licenses: Griar Telecom, U!Com and GNC-Alfa. In 2010, Crossnet and Arminco began providing fixed-line services.

Residential and FTTB Operations

The basic technologies of Internet access in the CIS include fixed-line broadband Internet access (comprising ADSL and Ethernet); wireless broadband Internet access (including 3G, CDMA, WiFi); and dial-up. Our main competitor in Kazakhstan is Kazakhtelecom. Our main competitors in Uzbekistan are UzNet, Sarkor, TPS, SharqStream and EVO. Our main competitors in Armenia are U!Com, Orange, VivaCell and Armenian Datacom Company. Rostelecom has announced that it launched fixed-line broadband Internet and telephony services for consumers in Armenia in December 2012 and is planning to launch digital television services in Armenia in the first quarter of 2013. Competition in the CIS is based primarily on penetration, price, included traffic and speed of connection.

From December 31, 2011 to December 31, 2012, we significantly increased the number of broadband subscribers in Kazakhstan and Armenia by 150.0% and 15, respectively.

Marketing and Distribution—Fixed-line Business in CIS

Kazakhstan. We are focusing our development in Kazakhstan on subscriber base and revenue growth, which we aim to promote by expanding our transport infrastructure, strengthening our position in the market, developing our sales efforts and data services.

Uzbekistan. In Uzbekistan, our strategy includes maintaining our current market position by retaining our large corporate clients subscriber base.

Armenia. In Armenia, our strategy includes focusing on subscriber retention and ARPU growth by developing new services, including Internet access through a fiber optic network with a guaranteed speed to corporate customers and government organizations.

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

Our fixed-line telecommunications business is also subject to certain seasonal effects. Among the influencing factors are the number of working days during periods and periods of vacations. Generally, our revenues from our fixed-line telecommunications business are lower when there are fewer working days in the period or a greater number of subscribers are on vacation, such as during the summer months. In Russia, for example, due to the large number of public holidays in January, May and November, we see relatively low level of services usage in these months.

Equipment and Operations

Mobile Telecommunications Equipment and Operations

Mobile Telecommunications Network Infrastructure

GSM and 3G technologies are based on an “open architecture,” which means that equipment from any supplier can be added to expand the initial network. Our GSM/GPRS/EDGE networks, which use Alcatel-Lucent, Ericsson, Huawei and Nokia Siemens Networks equipment, are integrated wireless networks of base station equipment, packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. We manage all major suppliers centrally to leverage the whole group and ensure that we receive on an ongoing basis the best commercial terms possible. We make supplier selection decisions based on a total cost of ownership, seeking to optimize network operations and provide the best value and experience to our customers.

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

New Technology

We continue to move toward a high-speed broadband connection environment deploying new technologies in fixed-line and mobile networks. We are also introducing new network technologies aiming to improve the service quality, optimize network usage and increase investment efficiency, such as step-by-step migration to next generation architecture, “direct tunneling” (which provides the possibility to cope with fast growing data traffic at a lower cost and smooth evolution to flat All-IP network architecture), tandem free operation (“TFO”), transcorder free operation (“TrFO”) and other related technologies. TFO and TrFO are the technologies that remove voice transcoding operations during the call so the voice quality can be improved and resources in media gateways can be saved. All of these technologies are being implemented in commercial networks in Russia after testing to ensure the quality of the network.

We continue to move toward a high-speed broadband connection environment deploying new technologies in mobile networks and fixed-line. We are also introducing new network technologies aiming to improve the service quality, optimize network usage and increase investment efficiency, through a step by step migration to flat All-IP next generation architecture. Wind is pushing mobile broadband network enlarging the coverage and improving the performances using the state of art for 3G/HSPA+ technology. Moreover with recent acquisition of new spectrum for 4G/LTE technology we will integrate the 3G/4G mobile broadband offer improving the indoor quality, enlarging the coverage and increasing the performances in order to improve and make easier the user experience.

In order to comply with the requirements of the 4G/LTE licenses that OJSC VimpelCom was awarded for Russia in July 2012, OJSC VimpelCom must launch LTE services by June 2013 and subsequently meet further requirements, as further described in “Description of Operations of the Russia Business Unit—Mobile Business in Russia—Mobile Telecommunications Licenses in Russia—LTE License.” OJSC VimpelCom is currently expanding and improving its access and transport network in Russia. We also have a license for LTE services in Uzbekistan and Tajikistan and have launched three pilot LTE networks in CIS countries (the first full-fledged live market pilots of LTE on post-Soviet territory).

In 2011, the Italian Ministry for Economic Development announced a tender for the assignment of rights of use for the frequencies in the 800, 1,800, 2,000 and 2,600 MHz bands. This tender for new fourth-generation mobile frequencies generated a total revenue of €3.95 billion and Italy’s four main telecom operators (Telecom Italia, Vodafone, WIND Italy and H3G) won the new frequencies.

WIND Italy has been awarded two blocks of 800 MHz spectrum and four blocks of 2,600 MHz spectrum following the completion of the 4G competitive spectrum auction initiated by the Italian Ministry for Economic Development. This additional spectrum in Italy will enable WIND Italy to further enhance its indoor data service coverage and to utilize high performance LTE/4G technology.

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

Fixed-line Telecommunications Equipment and Operations

Fixed-line Telecommunications Network Infrastructure

Russia

Our transport network carries voice, data and Internet traffic of mobile network, FTTB and our fixed-line customers. The backbone of our transport network is our optical cable network. The main fiber ring, Urals ring and optic rings in the Siberian region of our network connect the major cities in the European part of Russia, the Urals and Eastern Siberia. The total length of our optical cable network reaches 33,516 kilometers. Our protected optical line connects Moscow and St. Petersburg, and passes to Stockholm, London and Frankfurt. Two independent optical lines connect our optical networks in Russia and Ukraine. We have also built a third cross-boundary line in Kazakhstan, which connects our Russian network to our networks in Kazakhstan, Uzbekistan and to Asian telecommunications operators. The intercity ring lines to the Siberia region connect the major cities in the Ural and Siberia regions: Tumen, Omsk, Novosibirsk, Kemerovo and Krasnoyarsk. We have also built the new line to the North of Urals region, Surgut. We also lease capacity from Rostelecom, Transtelcom, Eurotel and other providers to reach the Eastern part of Russia. We use satellite technology to connect remote sites where terrestrial communications are not available.

Our regional transport networks are based on synchronous digital hierarchy (“SDH”) and metropolitan ethernet network (“MEN”) technology. We have built local SDH networks in more than 100 cities of Russia. We have also built the interregional (also called “zone”) transport networks that connect our sites in small towns and the countryside. The total length of regional fiber cables constructed within the cities is 28,000 kilometers and the total length of our zonal fiber cables is 21,145 kilometers. The MEN network is constructed in more than 82 cities, which provide our customers with IP VPN services, voice services and access to Internet.

Our fixed-line voice network has the following three levels: local, regional and federal. The local voice networks, constructed in 103 cities, provide customers with fixed-line voice services. Our local network in Moscow is integrated into the telephone network and connected to 142 transit and local nodes of urban telephone network (“UTN”). We have completed construction of zone networks in 52 Russian regions, which helps us to minimize payments to incumbent local operators for voice transit. Our federal transit network consists of eight international transit exchanges, 14 intercity communications transit exchanges installed in each of the federal districts of Russia, and connection points (access nodes) located in each region of Russia. The network provides mobile and fixed-line customers with long-distance voice services and minimizes our costs of traffic.

Our IP/MPLS data network carries mobile network and FTTB IP traffic and allows us to provide our customers with IP VPN services. Our data network core runs at a speed of 400 Gbps. Our Internet network is one of the largest in Russia. We have interconnection agreements with international and Russian ISPs.

FTTB

Our company is rolling out FTTB networks in Russia, Ukraine and the CIS. Our management has experience in the efficient roll-out of fiber optic networks in densely populated metropolitan areas. Technically, FTTB offers higher transmission speed, more bandwidth and better security compared to all existing xDSL and other quasi-broadband solutions. In Russia, where the local loop has not been unbundled and the quality of copper lines is generally poor, construction of fiber networks helps to create alternative high quality access to subscribers’ apartments.

As of December 31, 2012, we had approximately 2.3 million subscribers connected to our FTTB network in Russia. The network operates in 161 cities across Russia (137) and the CIS (24). The acquisition of Cortec in 2008 strengthened our company’s position in the broadband Internet market. We have the largest FTTB network in Moscow and the core broadband market in Russia.

Italy

In Italy, we have an integrated network infrastructure providing high capacity transmission capabilities and extensive coverage throughout Italy. Our mobile and fixed-line networks are supported by over 21,600 kilometers of fiber optic cable backbone in Italy and 4,735 kilometers of fiber optic cable MANs as of December 31, 2012. Our network in Italy uses a common system platform, which is referred to as the “intelligent network,” for both our mobile and fixed-line networks.

As of December 31, 2012 we had 1,455 LLU sites for direct subscriber connections, and had interconnections with 613 SGUs (local exchange interconnection in which customers are connected in a local loop), which allows us to provide carrier pre-selection and carrier selection access for indirect subscribers throughout Italy, as well as wholesale services.

In Italy, our Internet network consists of an aggregated data network with more than 168 points of presence, or “POPs.” Our POPs are made up of 112 ATM/Frame Relay POPs, 56 IP POPs, broadband remote access servers for ADSL direct and indirect access Internet services and virtual private network corporate services, more than ten network access servers for dial up access Internet services and EDGE routers for direct Internet access corporate services. We currently have 105 EDGE routers for broadband x play services and an Internet MPLS hierarchical backbone connecting all IP points of presence and the main national and international operators.

Ukraine

Our transport network is designed to provide a full spectrum of telecommunication services for corporate and enterprise customers, including: Private Leasing Channel, voice, IP voice, L2VPN, IP VPN, and Internet access.

Our transport network is based on our optical cable network utilizing DWDM, SDH and IP/MPLS equipment. The DWDM and SDH networks connect all the main regional and mid-sized cities of Ukraine, including Kyiv, Kharkov, Dneipropetrovsk, Donetsk, Zaporozhye, Lviv, Odessa, Lugansk, Poltava, Sumy, Kirovograd, Kherson, Chernovtsi, Cherkassi, Vinnitsa, Zhitomir, Nikolaev Chernigov, Kherson, Uzgorod, Lutsk, Rovno, Ivano-Frankovsk, Ternopol, Khmelnitskiy, Simferopol, Sevastopol, Yalta, Kremenchug, Krivoy Rog and Mariupol. All our DWDM and SDH optical networks are fully ring-protected and can be self-healing which is necessary to ensure up time in the telecommunication industry. Our core IP/MPLS network is fully mesh-protected, meaning that the recovery mechanisms which provide different levels of protection or restoration against different failure modes are available for network up time. It connects all the main regional cities of Ukraine. The total length of our fiber optic cables is 44,306 kilometers. We have SDH and Ethernet interconnections with major European carriers in Russia, Poland, Hungary, Romania, Slovakia and Belorussia.

Our interregional and metro transport networks are based on our optical cable and microwave systems utilizing SDH, PDH, Ethernet and IP/MPLS technologies. We have deployed metro SDH and IP/MPLS optical networks in more than 138 cities of Ukraine. The total length of fiber cables constructed within the cities is 22,883 kilometers.

Our IP/MPLS data network carries mobile network and FTTB IP traffic, allowing us to provide L2VPN, IP VPN and Internet services. We have interconnections with major European ISPs in Poland (Telia), Hungary (Level3), Germany (Telia, L3) and Russia (Sovintel). We are interconnected with Ukrainian local ISPs Volia and Ukrtelecom and have internet exchanges with UA-IX, AMS-IX DE-CIX, Datagroup, Vega, Eurotranstelecom.

Kyivstar’s fixed-line voice network is based on softswitch technology with dual homing for media gateways controllers (“MGCs”) and it has combined local-transit and long-distance functionality. It is possible to use PRI, SIP, H.323 connections for fixed-line business users and provide local and long-distance transit of voice services. Six media gateways (“MGw”) provide the interconnection with PSTN in 22 cities in most regions of Ukraine through TDM technology. Protected MGC provides voice services for customers by VoIP technology on the entire territory of Ukraine. In addition, MGC is connected to eight international VoIP operators. Similarly, Kyivstar’s fixed-line core network is connected to 73 TDM and 14 VoIP national operators.

International voice services are provided by two international switching centers located in Kyiv and Dnipropetrovsk, which are integrated with the existing Kyivstar mobile network and have established connections with 39 international TDM operators (863xE1). The network provides mobile and fixed-line customers with long-distance voice services and minimizes our cost of traffic.

We also have the separate fixed-line network of Golden Telecom Ukraine (“GTU”). It has the following three levels: local (class 5), long-distance and transit (class 4) and international. GTU fixed-line local voice networks, constructed in 29 cities throughout Ukraine, provide customers with fixed-line voice services. GTU’s local network in Kyiv is integrated into the telephone network and connected to two transit and local nodes of UTN. Similarly, GTU’s fixed-line network is connected in other regional centers of Ukraine providing 64 connections to transit and local nodes. It is possible to use PRI, SIP and H.323 connections for fixed-line business users and provide local and long-distance transit of voice services. GTU’s fixed-line network is connected to 61 TDM and 12 VoIP national operators. International transit of fixed-line voice services is provided by two Kyivstar ISCs and one own international switching center in Kyiv which is connected to six international TDM operators (45xE1). The network provides mobile and fixed-line customers with long-distance voice services and minimizes GTU’s costs of traffic.

In the future we plan to merge Kyivstar’s and GTU’s fixed-line networks for local, long-distance and international transit voice services.

Kazakhstan

Our subsidiaries TNS-Plus LLP and 2Day Telecom LLP provide a wide spectrum of fixed-line telecommunications services, including Internet access, ADSL, FTTB, WiFi, WiMax, VoIP, VPN and VSAT. TNS-Plus owns more than 11,970 kilometers of fiber optic main lines across Kazakhstan, which are based on Ericsson SDH and Huawei SDH/DWDM equipment. As of December 31, 2012, we had approximately 162,000 subscribers connected via FTTB technology in Kazakhstan.

Uzbekistan

Our subsidiary Buzton’s network provides international telephony and Internet access through JSC Uzbektelecom. Buzton’s network consists of 127 nodes situated throughout Uzbekistan. The main technologies of our access networks are ADSL (15,560 ports) and FTTB (1,162 buildings). Our main line in Tashkent is based on fiber-optic equipment. The network also includes long-leased channels and local fiber optic networks in Tashkent, Zarafshan and Uchkuduk.

Armenia

ArmenTel’s fixed-line infrastructure covers all districts of Armenia with a full set of equipment (international gateway, digital-analogue exchanges, Internet protocol digital subscriber line access multiplexers (“DSLAMs”), copper wire access network, fiber-optic backbone network, data network). Its network consists of 158,719 ADSL ports and 161 exchanges of which 80 are digital. Our company provides interconnection with international operators and national mobile operators in Armenia. ArmenTel’s CDMA Wireless Local Loop network is used to provide fixed-line telephone services to rural customers.

Intellectual Property

We rely on a combination of trademarks, service marks and domain name registrations, copyright protection and contractual restrictions to establish and protect our technologies, brand name, logos, marketing designs and Internet domain names. We have registered and applied to register certain trademarks and service marks in connection with our mobile telecommunications businesses. We have also registered and applied to register certain trademarks and service marks with the World Intellectual Property Organization in order to protect them.

Our registered trademarks and service marks include our brand name, logos and certain advertising features. Our copyrights are principally in the area of computer software for service applications developed in connection with our mobile and fixed-line network platform. We have copyrights to some of the designs we use in marketing and advertising our mobile services.

Properties

In Russia we own a series of five buildings consisting of approximately 26,000 square meters at 10, Ulitsa 8 Marta in Moscow. We use these buildings as an administrative office, technical center, warehouse and operating facility. In addition, we own a series of five buildings on Lesnoryadsky Pereulok in Moscow, constituting approximately 15,360 square meters, that are used as an administrative office, warehouse and operating facility. These buildings also house the main switches for our Moscow 3G/GSM network and our main and reserve IT centers. We have other offices at 4, Krasnoproletarskaya Street, in the center of Moscow. These consist of three leased administrative buildings of approximately 32,400 square meters. We own a portion of a building in the center of Moscow on Ulitsa 1st Tverskaya Yamskaya consisting of approximately 3,000 square meters that we use as a subscriber service center, administrative and sales office. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

In Italy we own certain sites where some of our telecommunications network equipment is located, including 287 radio centers (for all of which we own the towers and rooms for equipment, and for approximately 120 out of 287 we also own the land where the radio centers are located), 586 towers (from 15 meters up to 70 meters in height), about 5,700 towers on rented locations on which antennas for radio coverage are installed, and approximately 1,000 other minor towers.

Kyivstar owns a series of buildings consisting of 34,068 square meters at Degtyarivska, 53 in Kyiv. We use these buildings as offices, print-centers, sales and call centers and switching-off centers. In addition, we own a set of buildings at Gagarina, 103 in Dnipropetrovsk, consisting of 16,398 square meters, that we use as a switching-off center, call center, sales center and storage unit; a building at Vyshgorodska, 21 in Kyiv, consisting of 2,364 square meters, that we use as a switching center; a building at Bugaivska, 3 in Odesa, consisting of 8,438 square meters, which is currently under renovation and that we plan to use as offices, a switching-off center and data center; a building at Shelushkova, 96 in Zhytomyr, consisting of 1,770.2 square meters, that we use as a switching-office center and offices; a building in Rovno, consisting of 1,426 square meters, that we use as a switching-office center and offices; a building at Gorkogo, 84 in Chernigov, consisting of 1,032 square meters, that we use as a switching-office center and offices; a building at Keletska, 54B in Vinnitsa, consisting of 1,500 square meters, that we use as a switching-office center and offices; a building at Gogolya, 413 in Cherkasy, consisting of 1,695 square meters (including garage), that we use as a switching-office center and offices; and a building at Artema, 169k in Donetsk, consisting of 2,275 square meters, that we use as offices, a switching-off center and a customer service center. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

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

Disclosure of Activities under Section 13(r) of the Securities Exchange Act of 1934

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” we are required to disclose whether we or any of our affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain designated individuals or entities. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities – including non-U.S. entities that are not otherwise owned or controlled by U.S. entities or persons – and even when such activities were conducted in compliance with applicable law.

The following information is disclosed pursuant to Section 13(r). None of these activities involved our U.S. affiliates.

•

Our Armenian subsidiary, ArmenTel, and Telecommunications Company of Iran, or “TCI,” an Iranian Government-owned company, have an agreement for the provision of voice services, which has been in place since 2003. Under the agreement, ArmenTel sends direct traffic to TCI and TCI sends both direct and transit traffic to ArmenTel. We (including ArmenTel) did not provide any telecommunications equipment or technology to TCI. ArmenTel intends to continue providing voice services to TCI under the agreement for the foreseeable future. During 2012, our gross revenues received from these activities involving TCI were approximately US$721,274 and net profits were approximately US$596,573.

•

We have active roaming agreements with GSM mobile network operators in various countries throughout the world, including with TCI, MTN Irancell, Taliya Mobile and Telecommunication Kish Company (also known as TKC KIFZO) in Iran. TCI and MTN Irancell are owned or controlled by the Iranian Government, and our other roaming partners in Iran may be affiliated with the Iranian Government. Pursuant to our roaming agreements with these companies, our subscribers receive customary international roaming services on their networks, and their subscribers receive such services while roaming on our networks outside those countries. We intend to continue our roaming agreements with TCI, MTN Irancell, TKC KIFZO and Taliya Mobile for the foreseeable future. During 2012, our gross revenues received from roaming arrangements with TCI and MTN Irancell were approximately US$614,000 and US$20,000, respectively, and net profits were approximately US$525,000 and nil, respectively. During 2012, our gross revenues received from roaming arrangements with MTN Irancell and TKC KIFZO were collectively approximately US$20,700 and no net profits.

Telenor ASA may be deemed an affiliate based on its indirect share ownership in us through Telenor East and the officers of the Telenor ASA group who are on our board. Telenor East has provided us with the information included below relevant to Section 13(r). This information relates solely to activities conducted by Telenor ASA subsidiaries and does not relate to any activities conducted by us. We are not representing to the accuracy or completeness of such information and undertake no obligation to correct or update this information.

A subsidiary of Telenor ASA is a party to an international interconnect agreement with Katsan General Trading LLC (formerly known as TIC Iran), which is majority-owned and controlled by an agency of the Iranian government. Other subsidiaries of Telenor ASA are parties to roaming agreements with Mobile Telecommunication Company of Iran (MCI), MTN Irancell and Taliya Mobile, all of which are majority-owned and controlled by agencies of or entities affiliated with the Iranian government. For fiscal year 2012, the aggregate gross revenues of Telenor ASA and its subsidiaries arising from such agreements was approximately US$3,000,000, and the aggregate net profits from such agreements was approximately US$550,000.

Legal Proceedings

FAS Claim

In April 2012, the FAS brought a claim against two of VimpelCom’s strategic shareholders at the time, Telenor East and Weather II, in the Moscow Arbitration Court. The FAS named VimpelCom Ltd., VimpelCom Holdings B.V., OJSC VimpelCom, OOO Altimo and Altimo Coöperatief as third parties under the claim.

The FAS alleged that Telenor East’s February 15, 2012 purchase (the “Purchase”) of 234 million preferred shares in our company from Weather II violated relevant Russian law because Telenor East, as a company majority-owned by a foreign state (the Kingdom of Norway), may not exercise control over a Russian entity having strategic importance for the national defense and state security (such as our Russian subsidiary, OJSC VimpelCom).

In connection with the claim, following a petition of FAS, the Moscow Arbitration Court issued rulings granting injunctive relief, which prohibited: (i) VimpelCom Ltd. and VimpelCom Holdings B.V. from voting at OJSC VimpelCom general shareholders meetings on matters relating to a change of the members of the management bodies, and passing resolutions on approval of major transactions and interested party transactions; (ii) Telenor East and Weather II from changing the composition of VimpelCom Ltd.’s supervisory board; (iii) Telenor East and Weather II from exercising their rights under the option agreement dated February 15, 2012; (iv) payment to the shareholders of OJSC VimpelCom of dividends based on OJSC VimpelCom’s 2011 operating results, and transfer of the cash intended for dividend distribution from OJSC VimpelCom accounts to the accounts of VimpelCom Ltd. or other companies with foreign banks; (v) the external auditors elected at the Annual General Shareholders Meeting of VimpelCom Ltd. held on May 21, 2012 from exercising the powers conferred on them; (vi) the board of directors of OJSC VimpelCom elected at the annual general shareholders meeting of OJSC VimpelCom from exercising their powers pursuant to the charter of OJSC VimpelCom; and (vii) other actions and steps designed to transfer the funds out of OJSC VimpelCom.

In November, 2012, the FAS withdrew its claim after Altimo increased its stake in VimpelCom Ltd. to 47.85% from 41.9% by purchasing the shares of Bertofan Investments Limited, a company owned by Ukrainian businessman Viktor Pinchuk. The injunctions issued in the proceedings were subsequently cancelled.

Proceedings Involving OJSC VimpelCom and Its Subsidiaries

KaR-Tel Litigation

On January 10, 2005, KaR-Tel received an “order to pay” (“Order to Pay”) issued by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies (the “Fund”), in an amount of the equivalent of approximately USD 4.2 billion at the exchange rate as of December 30, 2012.

Through various court proceedings since 2005, the Company has petitioned to annul the Order to Pay. On October 25, 2010, the 4th Administrative Court of Istanbul reviewed KaR-Tel’s petition to annul the Order to Pay and ruled in favor of KaR-Tel. The court decision has been appealed by the Fund. The court file was sent by the Court to the Council of State for the appeal proceedings. On March 22, 2012 the Fund’s appeal on the decision of the 4th Administrative Court of Istanbul dated October 25, 2010 to annul the Order to Pay was reviewed by the Prosecution Office of the Council of State and was sent to the 13th Chamber of the Council of State for review on the merits. As of the date of this Annual Report on Form 20-F, no decision on the appeal has been rendered. The adverse resolution of the Order to Pay, actions regarding the ownership of KaR-Tel or any other matter that may arise in connection with these matters or any other claims made by the Fund or by any other party could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness.

FAS Antimonopoly Litigation

The FAS commenced proceedings against OJSC VimpelCom and OJSC Mobile TeleSystems (“MTS”) regarding alleged price collusion with respect to the sale prices of iPhones by OJSC VimpelCom and MTS. On April 26, 2012, the FAS issued a decision pursuant to which OJSC VimpelCom and MTS were found guilty of price fixing in that they acted in concert to fix identical wholesale prices for certain iPhone models from September, 2010 to April, 2011. As both parties voluntarily ceased the alleged wrongdoings, the antimonopoly case was terminated. On July 17, 2012, the FAS fined OJSC VimpelCom RUR 18.2 million (the equivalent to USD 0.6 million as of July 17, 2012), which was paid in full.

Sky Mobile Litigation

Sky Mobile is one of fourteen defendants to litigation proceedings in the High Court of the Isle of Man brought by affiliates of MTS. The claim arises from a dispute in 2005 between the claimants and Fellowes International Holdings Limited over the ownership of Bitel, a Kyrgyz telecommunications company. The claimants allege that a Kyrgyz judgment in 2005 which determined that Fellowes, rather than the claimants, was the rightful owner of Bitel, was wrongfully obtained. The claimants further allege that a sale of BITEL’s assets to Sky Mobile in 2006 was wrongful. The legal proceedings in this matter are pending. There can be no assurance that MTS or any other party will not bring an additional action against our company or any of our subsidiaries in connection with Sky Mobile or, if so brought, that we will prevail in any such lawsuit. The adverse resolution of any matter that may arise in connection with Sky Mobile could have a material adverse effect on our business, expansion strategy and financial results.

Tax Proceedings in Russia

On January 21, 2011, OJSC VimpelCom received a report from the tax authorities in relation to a tax audit that was conducted with respect to OJSC VimpelCom’s 2007 and 2008 Russian tax filings asserting claims against OJSC VimpelCom of RUR1.2 billion (equivalent to approximately US$39.3 million at the exchange rate as of December 31, 2012). OJSC VimpelCom challenged the tax audit report in court of the first instance with respect to approximately RUB 0.94 billion (equivalent to approximately US$31.0 million at the exchange rate as of December 31, 2012) of the amount claimed in the audit. Several courts upheld OJSC VimpelCom’s challenge and OJSC VimpelCom paid the RUB 0.25 billion (equivalent to US$8.3 million at the exchange rate as of December 31, 2012) balance of the fine that it had not challenged. The tax inspectorate filed an appeal with the Court of Cassation but this appeal was dismissed on November 30, 2012. On February 28, 2013 the tax inspectorate filed an appeal with the Supreme Arbitration Court concerning amount around RUR 0.4 billion (equivalent to approximately US$13.0 million at the exchange rate as of December 31, 2012). A court date has not yet been set.

LLC Summa Telecom

LLC Summa Telecom filed a claim in first instance with the Moscow City Arbitration Court against the State Commission for Radio Frequencies (the “Commission”), the Ministry of Communications and Mass Media of the Russian Federation (the “Ministry”) and the Federal Service for Supervision of Communications, Information Technology and Mass Media (“Roskomnadzor”). LLC Summa Telecom claim sought to revoke the court’s September 8, 2011 decision which refused to allocate frequencies in the 2500-2700 MHz frequency range and to compel the defendant to allocate the following spectrum bands: 2500-2530 MHz, 2560-2570 MHz, 2620-2630 MHz, 2660-2670 MHz, and 2680-2690 MHz.

On July 12, 2012, the Moscow City Arbitration Court upheld the claim and ruled in favor of LLC Summa Telecom. The Commission, the Ministry and Roskomnadzor filed an appeal, along with certain third parties. On September 26, 2012, OJSC VimpelCom was added as a third party to the proceedings. On October 25, 2012, the 9th Arbitration Court of Appeals overturned the July 12, 2012 decision and dismissed LLC Summa Telecom’s claim. LLC Summa Telecom filed an appeal, but this was dismissed by the court on February 14, 2013.

On March 7, 2013, Summa Telecom filled an appeal with the Supreme Arbitration Court of the Russian Federation to review the rulings in exercise of the court’s supervisory powers. This review is currently pending. If LLC Summa Telecom prevails on its claim, it could initiate new proceedings which could potentially lead to a revision of the LTE tender, in which OJSC VimpelCom was awarded licenses and frequencies for the provision of LTE services in Russia. If a revision includes revocation of any part of LTE spectrum granted to us, it could result in a material adverse effects on our business, financial condition, results of operations and prospects.

Kazakhstan Antimonopoly Proceedings

First Roaming Claim

On May 14, 2010, the Antimonopoly Agency of Kazakhstan (the “Agency”) initiated an investigation of the alleged breach of antimonopoly laws by all three Kazakhstan GSM-operators (KaR-Tel, GSM Kazakhstan OAO Kazakhtelecom LLP, and Mobile Telecom Systems LLP), for abuse of dominant position. The Agency alleged that these companies had infringed consumers’ rights by requiring a minimum threshold amount in a consumer’s prepaid account to be able to use certain roaming services.

As a result of various court proceedings, the administrative fines for KaR-Tel have been reduced from KZT 11.6 billion (the equivalent of approximately USD 78 million as of June 15, 2012) to KZT 155 million (the equivalent of approximately USD 1 million as of June 15, 2012) following a decision by the Interregional Administrative Court on June 15, 2012. On August 16, 2012 the administrative fine was recognized and paid by KaR-Tel. The decision is subject to appeal by the company and the public prosecutor’s office within one year from the date thereof. The company is considering whether it will appeal the decision.

Second Roaming Claim

In 2010 the Agency also initiated an investigation with respect to alleged concerted actions of certain Kazakhstan and Russian GSM-mobile operators in relation to establishing and/or preserving monopolistic roaming tariffs. Kar-Tel denied any involvement in these alleged concerted actions and following various court proceedings the Interregional Administrative Court of Almaty ruled in favor of KaR-Tel on March 1, 2012. The period for appeal has expired.

Dominant Market Position

On October 10, 2011, Kar-Tel was recognized by the Agency as having a dominant position in the interconnection market. If a company is recognized as having a dominant position, it is subject to special reporting obligations to the Agency, increased scrutiny in relation to anti-monopoly and competition issues and potential price regulation (e.g., tariff caps). Following various court proceedings against the claim of the Agency that KaR-Tel has a dominant market position, KaR-Tel submitted an application to the Supreme Court of Kazakhstan for supervisory review of the case. This appeal was rejected by the court on January 10, 2013. The decision is only subject to appeal by the public prosecutor’s office, which can appeal until October 18, 2013. KaR-Tel believes that its position is justified and is considering applying for appeal at the public prosecutor’s office.

Proceedings Involving Kyivstar

Antitrust Proceedings in Ukraine

In December 2012, the Antimonopoly Committee of Ukraine (or “UAMC”) completed two investigations regarding Kyivstar’s and MTS Ukraine’s roaming charges and other local mobile tariffs. As a result of these investigations, the UAMC issued binding recommendations requiring Kyivstar to reduce certain roaming charges and tariffs for mobile services to a level equal to those on a market with significant competition.

These recommendations have been implemented with no negative effect on marketing, tariff policies or plans. Both investigations have now been closed by the UAMC.

However, the UAMC is investigating the distribution by Kyivstar of allegedly misleading information on its tariffs. In this respect the UAMC imposed a fine of 50,000 UAH on Kyvistar (equal to approximately US$ 6,000 at the exchange rate as of June, 2012), which Kyivstar paid in June, 2012.

Proceedings Involving Wind Italy and its Subsidiaries

On September 13, 2012, the Italian Competition Authority (or the “ICA”) opened an anti-trust investigation in respect of three Italian MNOs (Telecom Italia, Vodafone and WIND) and carried out dawn raids on their premises. The investigation was started following a claim by an Italian MVNO, Bip Mobile. Bip Mobile claimed an alleged agreement between Telecom Italia, Vodafone and WIND which was aimed to prevent the entry of Bip Mobile into the Italian mobile market through collusive pressure on the multi-brand point of sales starting as of June, 2012. WIND is currently defending its conduct against Bip’s Mobile’s allegations and cooperating with ICA in accordance with usual legal and procedural steps. We expect that the investigation will be completed by the end of September, 2013 which could result in an ICA decision of condemnation and fine of the MNOs or the dismissal of Bip Mobile’s claim.

Pursuant to Section 15 of Italian Law no. 287 of October 10, 1990, as amended, in the most serious cases, depending on the gravity and the duration of the infringement assessed, the ICA may decide to impose a fine up to 10% of the turnover of each undertaking over the previous fiscal year.

Proceedings Involving OTH and Its Subsidiaries

Algeria Tax Litigation

OTA has recently been subject to tax claims by the Algerian tax authority with respect to the payment of taxes during its taxation period between 2002 and 2009.

Claims for July 2002 to August 2007 Period

In 2001, when OTA signed its investment agreement with the Algerian Investment Promotion Organization in connection with its GSM license, OTA was granted favorable tax treatment for a period of five years starting in July, 2002 and ending in August, 2007. OTA has been charged by the Algerian Directions des Grandes Entreprises (DGE) with a final tax reassessment for 2004 and has been ordered to pay approximately DZD 4.34 billion, including penalties (equal to approximately US$57.0 million at the exchange rate as of December 31, 2012). While a tax claim remains outstanding, OTA is unable to repatriate dividends to foreign investors, including OTH. With respect to the 2004 tax assessment, OTA filed a claim against the DGE and paid a deposit equal to the reassessed amount for 2004 and penalties, in order to obtain a payment deferment (in accordance with Article 74 of the Tax Procedure Code) and allow OTA to repatriate 50.0% of OTA’s 2008 dividend to foreign investors.

In November 2009, OTA received a further final tax reassessment for the years 2005 through 2007 from the DGE ordering it to pay approximately DZD 43.9 billion, including penalties (equal to approximately US$637.0 million at the exchange rate as of December 31, 2012). The DGE has alleged that (i) OTA did not keep proper manual accounts during these years notwithstanding that OTA’s accounts were fully audited and approved by both OTA’s international auditors and its local statutory auditors, and (ii) OTA had deducted certain expenses such as management and bad debt expenses and therefore understated the taxable income.

In Algeria the tax authorities are able to raise additional tax assessments for four years after the end of the relevant tax period. OTA has received the final tax assessment for the years 2004, 2005, 2006 and 2007. OTA filed a tax claim objection (tax appeal) on the 2004, 2005, 2006 and 2007 final tax assessments.

On March 7, 2010 OTA received a rejection on its submitted administrative appeal filed on December 27, 2009 against the notice of reassessment dated November 16, 2009 received from the DGE in respect of the tax years 2005, 2006 and 2007. OTA’s administrative appeal in relation to the 2004 tax reassessment was also rejected. OTA appealed these rejections before the Algiers Administrative Tribunal. Its claims were rejected in April 2012. OTA appealed the decision of the Administrative Tribunal before the State Council in July, 2012; these proceedings remain pending.

Claims for 2008 and 2009 Tax Years

On September 30, 2010, OTH announced that OTA had received a preliminary tax notification from the DGE in respect of the years 2008 and 2009, in which the DGE had re-assessed taxes alleged to be owed by OTA in the amount of approximately DZD 17.1 billion (equal to approximately US$217.0 million at the exchange rate as of December 31, 2012), despite the fact that OTA had already paid the taxes due for these years.

The tax audit for these years was initiated in early 2010 following the tax filing for 2009.

This reassessment was based primarily on the allegation that OTA had not kept proper accounts for the years 2008 and 2009 notwithstanding that OTA’s accounts had been fully audited and approved by both OTA’s international auditors (KPMG) and its local statutory auditors.

OTA received a final tax notification from the DGE in respect of the years 2008 and 2009 in December, 2010. OTA’s administrative appeal against this notification was rejected in March, 2012 (of which OTA was formally notified in June, 2012); OTA appealed this rejection before the Algiers Administrative Tribunal in October, 2012; these proceedings remain pending.

Furthermore in 2011 OTA received an additional tax notification from the DGE in respect of the penalties for claims for July 2002 to August 2007 period, in the amount of approximately DZD 6.56 billion (equal to approximately US$81 million at the exchange rate as of 31 December 2012).

OTA continues to appeal all of the tax claims and continues to believe that the tax assessments are unjustified. Without prejudice to its rights and the rights of its shareholders under the investment agreement with the Algerian Investment Promotion Organization, applicable bilateral investment treaty and applicable laws, OTA was required to prepay claimed amounts and penalties totaling approximately DZD 71.9 billion (equal to approximately US$955 million using the average annual exchange rates according to the years in which amounts were prepaid). For more information on the risks associated with these tax claims, see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH.”

Other Legal Proceedings in Algeria

On April 15, 2010, an injunction by the Bank of Algeria came into effect that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA. OTA has challenged this injunction in the Algerian courts but the case is still pending. As a result of the injunction OTA is prevented from importing equipment from foreign suppliers and is prevented from transferring funds outside of Algeria. The Algerian authorities alleged breaches of foreign exchange regulations by OTA and a member of its senior management. On March 28, 2012, the Algerian Court of First Instance handed down a judgment against OTA and a member of OTA’s senior executive team. The judgment consists of fines of DZD 99.0 billion (approximately US$1.3 billion at the exchange rate as of March 28, 2012) including a criminal sentence against a member of OTA’s senior executive team. On April 5, 2012, OTA and its senior executive appealed the Criminal Court’s judgment and on May 27, 2012, the Algerian Criminal Court of Appeal handed down judgment on the day of the hearing, confirming the judgment against OTA, suspending the criminal custodial sentence previously ordered against OTA’s senior executive and transferring the burden of payment of the DZD 6 billion fine ordered against the senior executive to OTA. On May 31, 2012, OTA lodged a final appeal against the May 27, 2012 judgment before the Algerian Supreme Court, which is still pending.

OTA maintains that OTA and its senior executive have acted in compliance with the law.

Arbitration following Tax Reassessments and Bank of Algeria litigation

        On April 12, 2012, OTH submitted a formal Notice of Arbitration against the Algerian government in respect of actions taken by the Algerian government against OTA. The claim in the Notice of Arbitration is being made under the arbitration rules of the United Nations Commission on International Trade Law. In its Notice of Arbitration, OTH asserts that since 2008 its rights under the Agreement on the Promotion and Reciprocal Protection of Investments between Egypt and Algeria have been violated by actions taken by the Algerian government against OTA, including the Algerian Court of First Instance’s March 28, 2012 judgment against OTA and a member of its senior executive team and the Tax Reassessments. VimpelCom is currently engaged in productive negotiations with the Algerian government to sell a 51% stake in OTA to the Algerian government. The negotiations contemplate that VimpelCom would retain governance and management control of OTA and would continue to consolidate the results of OTA. The negotiations are ongoing and there can be no assurances that an agreement will be reached.

OTH Tax Litigation

The Egyptian Large Taxpayers Office (the “LTO”) conducted a review of OTH’s tax filings for tax years 2000-2004. The LTO concluded that certain investments made by OTH during this time period were actually license fees paid to foreign governments for which Egyptian withholding tax was due according to Egyptian tax laws. The LTO accordingly assessed EGP 1.9 billion (equal to approximately US$327 million at the exchange rate as of December 31, 2010) in additional tax liabilities against OTH for these tax years. OTH challenged the LTO’s assessment in a proceeding before an appellate committee of the Egyptian Ministry of Finance. On May 15, 2012, the appellate committee cancelled the LTO’s assessment for certain of the tax years. Based on the appellate committee’s decision and subsequent assessments issued to OTH, OTH’s assessed liability as of November 29, 2012 stood at approximately EGP 323.0 million (approximately US$ 53 million at the exchange rate as of November 29, 2012) in back taxes for the relevant years and approximately EGP 430.5 million in penalties and interest (approximately US$ 70 million at the exchange rate as of November 29, 2012). In addition, as a result of the appellate committee’s decision, the LTO assessed additional tax liabilities in subsequent tax periods relating to the carry forward losses. As of December 31, 2012, OTH has paid approximately EGP 199.0 million (approximately US$ 31 million at the exchange rate as of December 31, 2012) toward the assessed amounts while it continues to challenge them. The LTO has also challenged the appellate committee’s decision and is seeking to reinstitute its original assessment.

Iraqna Litigation

On November 19, 2012, Atheer Telecom Iraq Limited (“Atheer”, an affiliate of the Zain Group) initiated English High Court proceedings against Orascom Telecom Iraq Ltd. (“OTIL”) and Orascom Telecom Holding SAE (“OTH”) in relation to a dispute arising out of the sale by OTIL of its Iraqi mobile subsidiary, Iraqna, in 2007 to Atheer. Atheer’s claim is founded on the tax covenants in the underlying 2007 share purchase agreement (“SPA”) between the parties. In particular, Atheer is seeking declarations from the Court that OTIL and OTH are liable to indemnify it in respect of three alleged tax liabilities: (1) a capital gains tax liability in the sum of IQD 219.0 billion (equal to approximately US$ 188 million at the exchange rate as of December 31, 2012) in respect of the transaction that formed the subject-matter of the SPA; (2) an income tax liability in the sum of approximately IQD 96.0 billion (equal to approximately US$ 82 million at the exchange rate as of December 31, 2012) in respect of the years 2004-2007; and (3) a withholding tax liability in the sum of approximately IQD 7.0 billion (equal to approximately US$ 6 million at the exchange rate as of December 31, 2012).

The dispute is pending before the English High Court (Queen’s Bench division) in London. OTIL and OTH are vigorously defending against the alleged tax liabilities.

Regulation of Telecommunications

General Regulatory Environment

We are generally subject to regulation governing the operation of our business activities. Such regulation typically takes the form of industry-specific laws and regulations covering telecommunications services and general competition law applicable to all activities. The following section describes the regulatory framework and the key regulatory developments in Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine, Kazakhstan, Uzbekistan and Armenia. We are also subject to significant regulation in other countries in which we operate. Such regulations have a significant impact on our local operations in those countries, but we believe that such regulations are not material to our consolidated business and results of operations.

Regulation of Telecommunications in Russia

The Communications Law is the principal legal act regulating the Russian telecommunications industry. The Communications Law sets forth general principles for the regulation of the telecommunications industry, including a description of the institutional framework for the federal government’s involvement in the regulation, administration and operation of the telecommunications industry. The most important aspects of the Communications Law with respect to our business address the federal government’s authority to:

•	license communications service providers;

•	allocate radio frequencies;

•	certify telecommunications equipment;

•	allocate numbering capacity;

•	ensure fair competition and freedom of pricing; and

•	conduct oversight of operators’ compliance with the terms of their licenses and Russian law.

In order to establish and commercially launch a wireless telecommunications network, a company must receive, among other things:

•	a license to provide mobile telephony services using a specific standard and band of radio frequency spectrum;

•	permission to use radio frequency for its radio electronic devices, or “REDs;”

•	a decision on allocation of radio frequency bands;

•	registration of its REDs and high-frequency equipment;

•	authorization to put into operation communications networks (including communications facilities); and

•	a decision on allocation of numbering resources.

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

The Ministry of Communications and Mass Media, or the “Ministry,” is currently the federal body with executive power to regulate the telecommunications industry. The Ministry has the authority to set policy and adopt regulations in the area of communications and make proposals to the President and the Russian Government on the issuance of legal acts regarding certain key issues in the area of communications. The Ministry controls and coordinates the activity of the following entities: (i) the Federal Communications Agency, or “Rossvyaz,” (ii) the Federal Agency on Press and Mass Media, or “Rospechat,” and (iii) the Federal Supervisory Service for Communications, Information Technologies and Mass Media, or “Roskomnadzor.”

Rossvyaz and Roskomnadzor have functions particularly relevant to our business. Rossvyaz is responsible for allocating numbering resources and certification of communication facilities in accordance with the established procedure. Roskomnadzor is responsible for the licensing of activities in the area of telecommunications, issuing permissions for radio frequency use, control over telecommunications and information technologies, control over radiation of REDs and high-frequency devices and the registration of REDs and high-frequency devices.

Licensing to Provide Telecommunications Services and Radio Frequency Allocation

Under Federal Law No. 99-FZ of May 4, 2011 “On Licensing of Certain Types of Activities,” the Communications Law, the Regulation of the Russian Government No. 228 dated March 16, 2009 “On the Federal Supervisory Service for Communications, Information Technologies and Mass Media” and the Regulation of the Russian Government No. 8 dated January 12, 2006 “On Approval of the Regulations for Holding a Tender (Auction, Contest) for a License to Provide Communication Services,” Roskomnadzor issues licenses to provide telecommunications services on the basis of an application from an eligible applicant or, when applicable, on the basis of results of a tender or an auction. Licenses are generally issued for a term of three to 25 years and a legal entity or individual person can only render commercial telecommunications services upon issuance of a license.

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

The Communications Law identifies a limited number of reasons pursuant to which licenses may be suspended by the licensing body, including identification of license violations, cancellation of permissions to use radio frequencies or failure to comply with the requirements of the notice issued by the licensing body within the cure period. Prior to suspension, the licensing body generally issues a warning that the license may be suspended if corrective action is not taken. The Communications Law also provides that a telecommunications license may be cancelled for certain reasons, upon a claim by an interested person or the licensing body, such as provision of inaccurate information when applying for the license, failure to eliminate the circumstances which caused the suspension of the license validity or failure to perform obligations undertaken when receiving the license on the basis of a tender or an auction. The licensing body can also terminate a license in a liquidation or winding up of the license holder.

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

In addition to obtaining a license, wireless telecommunications operators have to receive a permit for radio frequency usage for every radio transmitter they operate. The permit for radio frequency usage is issued by Roskomnadzor on the basis of decisions of the State Radio Frequency Commission and the conclusion of the Main Radio Frequency Center examination, which evaluates the electromagnetic compatibility of the REDs and coordinates radio transmitter usage with the Defense Ministry, Federal Protective Service and the Federal Security Service of the Russian Federation. Under the Communications Law, permits for the use of radio frequencies are granted for ten years or a shorter period if such shorter period is indicated in the application. Radio frequency permit duration may be extended if by its expiry no regulations or decisions of the State Radio Frequency Commission are adopted that limit the possibility of such an extension. Radio frequency allocation permission may be suspended or terminated for a number of reasons, including failure to comply with the conditions to which the frequency allocation was subject.

The Government Regulation No. 171 of March 16, 2011, “On Establishment of One-Off and Annual Payment Rate for Radio Frequency Spectrum Usage in Russia” (“Regulation 171”) established rules for charging one-off payments and annual payments for radio frequency spectrum usage in Russia. The rules govern all user categories and radio facilities operating in all types of networks. Pursuant to Regulation 171, which came into effect on January 1, 2012 and by Order No. 164 of June 30, 2011 “On approval of calculation procedure of one-off and annual payment for radio frequency usage on the territory of the RF,” the Ministry established the calculation procedure for one-off and annual payments. This calculation procedure was amended by the Order of the Ministry No. 352 of December 22, 2011 “On amendments to calculation procedure of one-off and annual payment for radio frequency spectrum usage on the territory of the RF, which was approved by the Ministry Order of June 30, 2011 No. 164,” which decreased the one-off payment rate and updated the calculation procedure for frequency assignments. The amendment came into effect on February 17, 2012. Pursuant to the amended regulation, the amounts of one-off and annual payments are determined by multiplying the rate by the quantity of frequency assignments indicated in the permit for radio frequency usage and by the index depending on the frequency bandwidth category (civil, governmental, joint use), population within a RED location, frequency range in use, working frequency channel width, the perspective of the radio technology and network social dimension. At present the one-off payment rate is RUB 300 for one frequency assignment. The annual payment rate is RUB 1,400. This calculation procedure was amended by the Order of the Ministry No. 121 of April 20, 2012 “On Amendments to Calculation Procedure of One-Off and Annual Payment for Radio Frequency Spectrum Usage on the Territory of the RF, approved by the Ministry Order of June 30, 2011 No. 164,” which decreased the population index within a RED location in the city of Moscow and the index of network social dimension for WiFi technology. This amendment came into force on May 13, 2012.

Universal Services Fund

The Communications Law provides for the establishment of a “universal service fund” into which all telecommunications operators are required to make compulsory payments in order to compensate operators for losses from offering universal services in remote regions of Russia. An operator must make quarterly payments to the universal services fund of 1.2% of its quarterly revenues from communications services provided to subscribers and other users in the public communications network. Amounts paid as value added tax are excluded from the calculation of revenues.

Equipment Certification

Pursuant to the Communications Law, telecommunications equipment used in Russia requires confirmation of compliance with certain technical requirements in the area of telecommunications and information technologies and must be certified. The regulation of the Russian Government dated June 25, 2009 “On Approval of the List of the Communication Equipment Subject to Mandatory Certification” sets forth the types of communications equipment that are subject to mandatory certification. The Federal Communications Agency is responsible for confirming such compliance. The design, production, sale, use or import of encryption devices, which include some commonly used digital wireless telephones, requires a license and equipment certification from the Federal Security Service.

The decision of the Russian Government No. 539 dated October 12, 2004 “On the Procedure for the Registration of Radio-Electronic Equipment and High-Frequency Devices” (as amended) approved a list of certain high-frequency equipment manufactured or used in the Russian Federation that requires special registration by Roskomnadzor. The registration is specific to the entity that receives them and do not allow the use of the equipment by other parties.

Numbering Capacity

The regulation of the Russian Government dated July 13, 2004 No. 350 “On Endorsing the Rules for Distribution and Use of Numeration Recourses of the Unified Electric Communication System of the Russian Federation” (as amended) specifies the procedures for allocating numbering capacity and the use of numbering recourses under the Communication Law. The Federal Communications Agency is responsible for allocating numbering resources and for determining whether such resources are limited, and, in cases stipulated by the Communications Law, the Federal Communications Agency may change the allocated numbering capacity or withdraw it in full or in part. Further, the Federal Communications Agency is responsible for re-issuance of decisions on allocation of numbering capacity if an operator is reorganized. Under the Communications Law, an operator is required to pay state duties for the allocation of numbering capacity and access codes for telecommunication services for signal point codes. The amount of these duties is established by Russian tax legislation.

A number of new regulations pertaining to certain aspects of the Russian federal numbering system were adopted. The two major areas affected by the regulations are as follows:

Numbering capacity usage in the “ABC” codes. Federal telephone numbers using the “ABC” code may be used by mobile subscribers only if they are registered as additional numbers under local communications services provisions. As these additional numbers can only be allocated to subscribers by the local network operators, all numbering capacity in the “ABC” code allocated under our GSM licenses were re-allocated under our license for local communications services. We entered into agreements for the provision of local and wireless communication services with new subscribers to whom we provide the numbers in the “ABC” code. Some of our subscribers use other fixed-line operators’ numbers based on our agency agreements with such operators. In order to implement the agency scheme, we have had to enter into new subscriber agreements with certain subscribers in order to add the relevant fixed-line operator as a party to such agreements.

Russian system and plan of numbering. A new system and plan of numbering was approved by the Ministry Order of November 17, 2006 No. 142 “On Approval and Introduction of Russian System and Plan of Numbering,” which materially changed the principles of numbering allocation and utilization in Russia. On June 15, 2012, the Ministry issued Order No. 158 “On Amendments to the Russian System and Numbering Plan,” which were approved by the Ministry Order of November 17, 2006 No. 142, which cancelled DEF codes assign to certain communication operators. Under regulations currently in force, the DEF codes for mobile telephone communication network operators are as follows: 900-909, 910-919, 920-929, 930-939, 941, 949, 950-953, 958, 959, 960-969, 970-979, 980-989, 990-996, 999.

For the risks related to the new numbering system, see the section of this Annual Report on Form 20-F entitled “Item 3. Key Information—D. Risk Factors—Legal and Regulatory Risks—We operate in an uncertain regulatory environment, which could cause compliance to become more complicated, burdensome and expensive and could result in us operating without all of the required permissions.”

Pricing, Competition and Interconnections

The Communications Law generally provides that tariffs for telecommunications services may be negotiated between providers and users, although tariffs for some types of telecommunications services (for example, provision of long distance telephone connections to fixed-line users or provision of local telephone connections to fixed-line users) are regulated by the federal government. Wireless telecommunications operators are free to set their own tariffs. However, the amendments to the Communications Law, which came into effect on July 1, 2006, provide that the users are not to pay for incoming calls.

Further, the Communications Law prohibits the use of a dominant position to hinder, limit or distort competition and it requires federal regulatory agencies to promote competition among telecommunications service providers. Under the Communications Law, an operator that, together with its affiliated entities, has at least 25.0% of the overall traffic in a certain geographic area or throughout the Russian Federation is considered an operator occupying a significant position in the communication network of general use (a “Significant Operator”). Significant Operators are subject to greater regulation by the Russian Government. At present, neither we nor our Russian subsidiaries are included in the register of subjects of natural monopolies. Therefore, neither we nor our Russian subsidiaries are subject to these regulations.

Russian legislation also prohibits operators of public switched telephone networks to refuse to provide connections or discriminate between operators. However, a regional fixed-line operator may charge different interconnection rates to different wireless telecommunications operators, subject to certain limitations.

Compliance with Government Surveillance System

The Communications Law provides that telecommunications may be intercepted only pursuant to a court order. Federal Law No. 144-FZ, dated August 12, 1995, “On Operational Investigative Activities,” initiated a surveillance system, known as “SORM,” which is operated partly by the Federal Security Service, a government agency responsible for surveillance. SORM requires telecommunications providers to ensure that their networks are capable of allowing the government to monitor electronic traffic and requires telecommunications providers to finance the cost of additional equipment needed to make their systems compliant. Currently, we believe that we are in compliance with Russian law requirements related to SORM and, accordingly, certain government agencies are able to monitor electronic traffic on our network.

Interaction between telecommunications operators and the governmental authorities engaged in surveillance activities is governed by Regulation No. 538 of the Russian Government dated August 27, 2005, “On Approval of the Rules of Interaction between Telecommunications Operators and the Authorized Governmental Bodies Engaged in Surveillance Activities.”

Regulation of Internet Services

Regulation 87 requires that an operator providing Internet services has a license for provision of telematic services and a license for data transfer. The procedure for transferring Internet traffic is not determined by regulation. Although currently there is no comprehensive regulatory scheme directly applicable to Internet content, the Russian media have reported that the Russian State Duma has considered the possibility of adopting legislation regarding Internet content. According to the Federal Law of July 27, 2006 No. 149-FZ, the Government Regulation of October 26, 2012 No.1101 and the “Temporal Procedure of Cooperation of the Register Operator with Hosting Provider and the Procedure of

Obtaining Access to the Information Contained in the Register by the Communication Operator, Rendering Internet Network Access Services,” of October 25, 2012 approved by Roskomnadzor, all communication operators providing Internet access services beginning from the from November 1, 2012 must limit access to websites that contain information prohibited to be provided in Russia, which are listed in the applicable register.

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

The Italian Competition Authority (Autorità Garante della Concorrenza e del Mercato) is the competent authority for competition related issues of the telecommunications market in Italy.

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

Licenses, Authorizations and Concessions

In Italy licenses, authorizations and concessions for frequencies and numbering right of use are required by the Ministry for Economic Development. The continued existence and terms of licenses, authorizations and concessions are subject to review by regulatory authorities and to interpretation, modification or termination by these authorities. Moreover, authorizations, licenses and concessions as well as their renewal terms and conditions may be affected by regulatory factors. WIND Italy is licensed to provide fixed-line and mobile telecommunications services in Italy. WIND Italy’s license to operate its GSM/GPRS network expires in 2018, while its UMTS license expires in 2029. On September 29, 2011, WIND Italy was awarded spectrum in both the 800 MHz and 2,600 MHz frequencies following the completion of the competitive spectrum auction initiated by the Italian Ministry for Economic Development. The acquisition of 800 MHz frequencies by WIND Italy carries obligations of minimum broadband coverage. For this WIND Italy plans to make significant investments in its LTE network during the next several years. However, the terms of WIND Italy’s licenses and frequency allocations are subject to ongoing review and, in case of relevant issues, are subject to modification.

Market Analysis

The Italian telecommunications market is regulated pursuant to a regulatory framework that was adopted by the European Commission in 2002 to harmonize the regulatory environment among European countries to promote convergence between telecommunications and broadcast networks and services, and to further encourage competition in the telecom market. This regulatory framework consists of the Framework Directive (2002/21/EC), Access and Interconnection Directive (2002/19/EC), Authorizations Directive (2002/20/EC), Universal Service Directive (2002/22/EC), Data Protection Directive (2002/58/EC), Directive on the competition in the markets for electronic communications services (2002/77/EC) and Regulation on unbundled access to the local loop (2000/2887/EC). This regulatory framework is further complimented by the EU radio spectrum policy, governed by the Radio Spectrum Decision (2002/676/EC), as updated in Commission Decision 2009/978/EU (amending RSPG), the Recommendation of the European Commission on Relevant Markets (2003/311/EC), or the “Initial Recommendation,” and the European Commission Guidelines for market analysis and the assessment of significant market power (2002/165/EC), or the “Guidelines.” The EU regulatory framework has been implemented in Italy through the adoption of the legislative decree of August 1, 2003, no. 259 (“Codice delle Comunicazioni Elettroniche,” or the “Electronic Communications Code”), which became effective on September 16, 2003.

In 2009 the European Commission updated the regulatory framework introducing Directive 2009/140/EC (Better Regulation Directive) and Directive 2009/136/EC (Citizens’ Rights Directive) confirming market analysis procedural settings and granting certain powers to the European Commission to enforce NRA to operate in accordance with the European regulatory framework. The updated regulatory framework has been implemented in Italy in May 2012 with legislative decree 70/2012, which introduced changes to the national Electronic Communications Code.

The Electronic Communications Code requires AGCOM to carry out, taking into account the Initial Recommendation and the Guidelines, a market analysis to identify operators with “significant market power,” or “SMP,” i.e., operators which, either individually or jointly with others, enjoy a position equivalent to dominance, that is to say a position of economic strength affording them the power to behave to an appreciable extent independently of competitors, customers and ultimately consumers. This analysis is undertaken with a view to check if SMP operators are identified, and to impose certain regulatory obligations on such dominant operators or otherwise confirm, amend or withdraw the existing obligations imposed on them as per prior market analysis, if AGCOM detects that the market is not competitive. The Initial Recommendation identified 18 “relevant product and service markets” in relation to which a market analysis should have been conducted to identify operators with “significant market power” and to assess whether any one of these markets would warrant ex ante regulation. As part of the ongoing review by the European Commission of the regulatory framework, on November 13, 2007, it published a proposal for the review of the new regulatory framework as described above, which was approved in December 2009 and was required to be adopted at national level by May 25, 2011. The 2009/136/CE and 2009/140/CE EU Directives have been implemented in Italy through the adoption of legislative decree No. 69 of May 28, 2012 and legislative decree No.70 of May 28, 2012. In November 2007, the European Commission also published its revised recommendation on the “relevant product and service markets” within the electronic communications sector (2007/879/EC) (the “Revised Recommendation”), which reduced the number of markets subject to ex ante regulation from 18 to 7.

The market analyses carried out by AGCOM are subject to the scrutiny of the EU Commission which, to a certain extent, can challenge AGCOM’s findings. In 2008, AGCOM completed a round of analysis and designated Telecom Italia as an operator with SMP in all wholesale and retail fixed-line and mobile markets. The only exceptions were the wholesale mobile call origination market and the wholesale international roaming market, which AGCOM confirmed were competitive and thus did not warrant ex ante regulation. The only two relevant markets where operators other than Telecom Italia were found to hold SMP were the wholesale termination of voice calls on individual mobile networks and wholesale termination of voice calls on individual fixed-line network, where WIND Italy and other network operators were found to hold SMP. As an ex ante regulatory measure, AGCOM adopted a “glide-path” (a gradual decline in mobile termination rates and fixed-line termination rates) for each of these markets. AGCOM finalized its second round of market analysis on fixed-line termination in May 2010, confirming Telecom Italia and alternative network operators, or “ANOs,” including WIND Italy, as entities with SMP. AGCOM completed its analysis of the markets for wholesale access to the fixed-line network with Resolution 731/09/CONS, confirming Telecom Italia’s obligations under the regulatory framework. In the same resolution, AGCOM also confirmed Telecom Italia as the dominant operator in the retail market for voice access services from a landline.

AGCOM concluded the analysis of the market for terminating segments of leased lines with Resolution 2/10/CONS, and determined that the market for terminating segments of the network was divided between those used for base station connections and those used for the provision of fixed-line network services to customers. Only the provision of fixed-line network services to customers was deemed worthy of ex ante regulation, and any obligations under the regulatory framework will be imposed upon Telecom Italia. Effective as of December 31, 2010, AGCOM removed all obligations of Telecom Italia with respect to terminating leased lines segments of the network used for base station connections. The procedures for the analysis of wholesale and retail services for voice traffic from fixed-line network markets were completed during the second quarter of 2010 with the issuance of Resolution 179/10/CONS on wholesale markets, confirming the obligations of Telecom Italia under the regulatory framework. By Resolution 180/10/CONS regarding the wholesale transit service, AGCOM only maintained Telecom Italia’s obligations on transit districts and liberalized the transit service at the national level. In terms of the retail market, by Resolution 284/10/CONS AGCOM recognized those markets that are no longer subject to ex ante regulation, indicating the progressive removal of all retail obligations on Telecom Italia, effective as of late 2010. AGCOM is still reviewing the replicability of retail offers by Telecom Italia through its wholesale traffic services offers (origination and termination).

In 2011 AGCOM performed its third round of market analysis on mobile termination in order to define the new “glide path” (a gradual decline in mobile termination rates) for all four designated “significant market power” operators. Decision 621/11/CONS, officially published on January 4, 2012, follows the guidelines of the EC Recommendation on the Regulatory Treatment of Fixed and Mobile Termination Rates in the EU (2009/396/CE), and the cap values of the glide path are derived from the application of the BU-LRIC cost model consolidated by AGCOM in 2011 by Decision 60/11/CONS.

In 2012 AGCOM performed its first round of market analysis on SMS termination wholesale services. AGCOM submitted to consultation a draft decision of “no ex-ante regulation” for SMS termination wholesale market. A final decision is expected to be taken in early 2013.

In September 2012 AGCOM started its third round of market analysis for Fixed-line Access markets M1 (Access to the public telephone network at a fixed location for residential and non-residential customers), M4 (Wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location), M5 (Wholesale broadband access) (390/12/CONS). The market analysis for Fixed-line Access markets is expected also to define the new rules on LLU starting from 2013. The market analysis should be finished within the first half of 2013.

Adoption by Telecommunications Operators of Service Charters

AGCOM Resolution 179/03/CSP identifies quality indicators and certain criteria according to which telecommunications operators are required to set quality standards and sets the minimum requirements for the adoption by telecommunications operators of Telecommunications Services Charters. It furthermore establishes general criteria for the quality of telecommunications services, providing sanctions for non-compliance, including refunds for customers. In addition, AGCOM adopted specific resolutions on quality and services charters in relation to each of the main areas of electronic communications services (fixed-line voice calls, mobile and personal communications, Pay TV, Internet access) setting forth the level of quality for services typically provided in each of these areas. In respect of the obligations set out above, AGCOM adopted a number of resolutions, including Decision 79/09/CSP related to phone centers providing information to customers, establishing principles and rules related to the provision of minimum quality of service standards. With Resolution 588/12/CONS AGCOM started a public consultation for amending Decision 79/09/CSP. Regarding quality of service standards, in particular AGCOM adopted Resolutions 244/08/CSP, as amended and supplemented by Resolution 151/12/CONS, and 400/10/CONS under which, from October 2010, it is possible for customers to measure the quality of their fixed-line connection to internet through a certificated and free software agent (so called Nemesys) downloaded into customers’ computers. In June 2010, in cooperation with FUB (Ugo Bordoni Foundation), AGCOM also started negotiating a technical table with all mobile operators, including MVNOs, to define indicators through which it possible to measure quality of all mobile services and by Resolution 154/12/CONS AGCOM defined these indicators. AGCOM has also proposed numerous measures to protect customers. Among these, Decision 326/10/CONS introduced specific measures to avoid unexpectedly high billing in the mobile data retail market.

Universal Service Obligations

In Italy, fixed-line and mobile operators, including WIND Italy, are required to compensate Telecom Italia for costs incurred by it for its universal service obligations, or “USO,” which require that it provide a basic level of services with a given quality to all consumers in Italy at affordable rates. The Ministry of Economic Development manages a USO fund financed by operators. AGCOM defines amounts of contributions and renewed its USO calculations for 1999 through 2003, following four legal appeals filed by Vodafone. The last AGCOM decision concerning USO calculations for 2005 was issued in December 2012.

International Roaming

With respect to the wholesale international roaming market, on June 30, 2007, the EU Regulation on Roaming (2007/717/EC), or the “Roaming Regulation,” came into effect. The Roaming Regulation provides a steady reduction in retail and wholesale roaming charges for calls made to destinations within the EU and the EEA. As of July 1, 2009, the European Commission proposal to extend the scope and duration of the Roaming Regulation came into effect, which, among other things, further reduces the caps applicable to roaming voice charges, while extending the glide path for roaming voice charges to 2012, and introduces a cap on the roaming charges that operators can charge for SMSs and mobile data services. The Commission published the Roaming III Regulation on June 13, 2012 to update the previous Roaming Regulation. The new regulation introduces reduction glide path in wholesale and retail voice, SMS, data caps, and obligation to publish a wholesale reference offer to provide basic roaming services on predefined basis, and introduces an obligation on the network operator to grant decoupling of roaming services from domestic ones and only data roaming access on a WiFi like model (so-called local break out) from 2014.

Interconnection Rates

Telecom Italia, the incumbent and former monopoly telephone services provider, owns and operates the largest fixed-line voice telephone network in Italy. As a result, the ability of other operators, including WIND Italy, to provide fixed-line voice and other telecommunications services is dependent on the ability of such other operators to interconnect with Telecom Italia’s network. Accordingly, the wholesale interconnection rates that Telecom Italia charges other operators are regulated by AGCOM through a wholesale (network) cap regime. Following the second round of market analysis, the relevant Decisions are: 731/09/CONS (Wholesale fixed-line access), 2/10/CONS (Circuits), 179/10/CONS (Call collection and fixed-line termination), and 180/10/CONS (Wholesale transit) and 229/10/CONS (Fixed termination rate for 2011 both for Telecom Italia and alternative fixed-line operators). The TDM fixed-line termination rate for 2012 has been set for Telecom Italia (decision 92/12/CIR). On TI and ANO’s IP interconnection (for 2012-2015) and TDM ANO’s termination 2012 AGCOM sent draft decisions to the European Commission.

Mobile Regulatory Environment

Mobile Termination

As a result of its third round of market analysis on wholesale termination of voice calls on individual mobile networks (starting with Decision 670/10/CONS), in December 2011 AGCOM published Decision 621/11/CONS1. This decision confirmed that WIND Italy, together with all other mobile operators in Italy (Telecom Italia, Vodafone and Hutchison 3G), holds a “significant market power” in this market. Accordingly, AGCOM imposed certain transparency, access, non-discrimination, price control and cost accounting obligations on each of them. The resulting glide path applies from 2012 to 2013, and by July 2013 all termination rates will be the same for each operator.

[1]	http://www.agcom.it/default.aspx?DocID=7756

	From Jan 1, 2012	From July 1, 2012	From Jan 1, 2013	From July 1, 2013
Eurocents/minute
Hutchison 3G	6.3	3.5	1.7	0.98
Telecom Italia	5.3	2.5	1.5	0.98
Vodafone	5.3	2.5	1.5	0.98
WIND	5.3	2.5	1.5	0.98

The glide path values derive from the new BU-LRIC cost model implemented by AGCOM in accordance with EU regulation in 2011 by Decision 60/11/CONS.

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

In 2012 AGCOM started a monitoring activity on MVNO/MNO relationship. At present, only a general information collection related to current contracts between MNO and hosted MVNO has been performed by AGCOM.

Assignment of Frequencies

In August 2011 the Italian Ministry of Economic Development started to auction the rights of use for frequencies in the 800 MHz, 1,800 MHz, 2,000 MHz and 2,600 MHz bands. WIND Italy took part and on October, 3 2011 obtained two blocks of 2x5 MHz per block in the 800 MHz band for €977 million and four blocks of 2x5 MHz per block in the 2,600 MHz band for €143 million.

Abolition of Mobile Recharge Fee

In March 2007, the so-called “Bersani Decree” (Law Decree No. 7 of January 31, 2007, converted into Law No. 40 of April 2, 2007) abolished the fixed charge for mobile top-ups on prepaid SIM cards.

Fixed-Line Regulatory Environment

Pursuant to the Access and Interconnection Directive (2002/19/EC), national regulatory authorities, including AGCOM, may require an operator with “significant market power” to regularly produce a “reference interconnection offer” setting forth the terms and conditions at which such operator will provide access to specified services approved by the regulator. The interconnection reference offer of Telecom Italia covers the following services: (i) fixed-line collection, termination and transport, (ii) interconnection services (circuits), (iii) LLU, (iv) bit stream, and (v) wholesale line rental, or “WLR.” Normally, Telecom Italia publishes its reference proposals that, for cost based items, are scrutinized by AGCOM with specific proceedings (public consultations and decisions). Also ANOs are obliged to publish their reference offer regarding fixed termination rates.

Fixed-Line Collection and Termination

AGCOM designated certain alternative fixed-line operators, including WIND Italy, as subject to a four-year “glide path” (a gradual decline in fixed-line termination rates) to fixed-line termination rates for calls terminating on their respective networks. The new rules regarding call collection and termination have been set by Decision 229/11/CONS.

According to decision 229/11/CONS, Telecom Italia’s and ANOs’ fixed termination rates will be defined in a symmetric way (both on TDM and on IP) following the results of two different proceedings (one for TDM termination and other for IP termination based on BU-LRIC cost model). As of 2013, only IP fixed termination will be regulated. Decision 179/10/CONS also established the opening of a proceeding to define 2012 termination rates for Telecom Italia and ANOs following the adoption of a BU-LRIC model, which is not yet up.

The TDM fixed termination rate 2012 has been set for Telecom Italia at SGU level €0.272min (decision 92/12/CIR). As regards TI and ANO’s IP interconnection (for the years 2012-2015) and TDM ANO’s termination 2012, AGCOM sent draft decisions to the European Commission.

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

Following the market test, AGCOM sent a proposal to the European Commission, which answered. The new model defined 13 different network caps to be applied to all access wholesale copper services for the years 2010 to 2012. Economic wholesale changes year to year will occur only if a quality test on performances rendered by Telecom Italia to ANOs receives a green light by AGCOM. The final decision was adopted at the end of 2010 with AGCOM’s Resolution No. 578/10/CONS, which set the 2012 prices for LLU monthly fees at €9.28 and WLR basic line monthly fees at €12.88.

New Technologies

VoIP and NGAN

Voice over Internet Protocol, or “VoIP,” is a general term for a set of transmission technologies for the delivery of voice communications, such as voice, facsimile, and/or voice-messaging applications over IP networks such as the Internet, rather than the PTSN. In Italy, while VoIP providers operate under the same general authorization regime as other providers of electronic communications services, AGCOM regulates the provision of VoIP services pursuant to its Decision 11/06/CIR. The rights and obligations of VoIP providers may differ depending on the type of VoIP services provided, based on the category of “electronic communications services” under which such services fall. In December 2011, AGCOM published Decision 128/11/CIR which included the main technical guidelines on IP interconnection among networks for the provision of VoIP services. Following EU regulation on next generation access network, or “NGAN,” remedies, in Italy AGCOM has adopted a ruling on NGAN wholesale services Telecom Italia is obliged to offer (end to end service, Bitstream, virtual unbundling local access and access to passive elements). AGCOM evaluations on TI 2012 NGAN offer are still on going. The approval is foreseen in the first quarter of 2013. In any case AGCOM is developing a BULRIC model for NGAN. After 60 days from the approval of the 2012 Bitstream NGA TI offers, TI could start its retail NGA services.

Regulation of Telecommunications in Canada

After many years of ongoing study and consultation, the Canadian Minister of Industry announced changes to the foreign ownership policy applicable to telecommunications service providers on March 14, 2012 whereby foreign entities would be permitted to own and control “small” (i.e. less than 10.0% of market share) telecommunications operators. This policy was subsequently enacted into law on June 29, 2012 by way of amendments to the Telecommunications Act (Canada).

VimpelCom through its indirect subsidiary, GTH Global Telecom Holding (Canada) Limited (“GTH”) gave notice of its intention to convert 9324.5 of its Class D Shares of Globalive Investment Holdings Corp. (“GIHC”) to voting shares, subject to regulatory approval. Regulatory approval had yet to be obtained as of December 31, 2012. Once the share conversion is effective, GTH will hold 65.08% of the voting shares of GIHC.

Regulation of Telecommunications in Algeria

The main elements of the regulatory framework for the telecommunications sector in Algeria are embodied in the Telecom Law of August 2000 (No. 2000-03, August 5, 2000), or the “Algerian Telecommunications Law.” This law established general rules pertaining to the organization of the sector, defined the regulatory framework for the authorization of telecommunications services and introduced changes to permit competition between private operators. The policy set out by the Algerian government is to continue to liberalize the telecommunications sector and allow competition to set price levels for the benefit of consumers, although for the last several years, the regulator has been regulating retail prices.

Under the Algerian Telecommunications Law, the Algerian telecommunications market is monitored by the Ministry of Post, Information Technology and Communications, or the “MPTIC,” which is responsible for establishing policies, and regulated by the Autorité de Régulation de la Poste et des Télécommunications, or the “ARPT,” a body established as an independent and financially autonomous regulator, which is responsible for granting telecommunication licenses and monitoring the quality of services, requested from each operator based on its respective license. The ARPT also monitors compliance with existing laws and regulations, assigns and monitors the use of frequencies, grants numbers to operators and acts as an advisor to the MTIC, in which role it assists in the preparation of new regulations relating to the development of the sector. The ARPT also settles disputes between operators in the event that the negotiations between the parties do not result in an agreement.

The ARPT requires that interconnection prices are set by operators in their annually published catalogues based on cost. All interconnection agreements and catalogues must be approved by the ARPT prior to becoming effective.

Another body, the Competition Counsel, provided for by the law but not yet active, should be competent for competition matters, although the ARPT also regulates this matter.

The ARPT has also established rules regulating the promotions which operators may offer. The regulation limits the frequency, duration, content of promotions authorized to an operator as well as the minimum interval between promotions. This has had, to some extent, an effect of reducing the intensity of competitive promotions.

3G/3G+

In September 2011, a 3G license tender was launched by ARPT and led by MPTIC. The tender was open to all current GSM operators, as well as foreign operators. The process has been put on hold and should be re-launched at a later phase. 3G+/4G possibility is also expected, although the exact direction of the Algerian authorities on that topic is not finalized.

These intentions have been partially developed and presented by the Broadband High National Commission (CNHTD) which in October 2011 set out the national targets for broadband, both fixed and mobile, wired and wireless. The plan includes an update of the Telecommunications Law (No. 2000-03, August 5, 2000) to include certain new technologies and market needs. In 2009 MPTIC began a consultation amongst all operators in relation to a possible reform of the telecom law. As of the date of this Annual Report on Form 20-F, no final decision has been taken. Provisions that could be introduced in a new law could relate to, amongst others, MVNOs, LLU, national roaming (limited in scope and time), frequency refarming and options for sites acquisition and sharing.

Identification

In the latter part of 2008, the ARPT issued regulations requiring customers to provide proof of identification before being able to obtain mobile phone service. Existing customers had until October 10, 2008 to provide such evidence with failure to do so by such date resulting in the disconnection of their SIM cards. As of September 15, 2008, new customers receive de-activated SIM cards which are only activated following provision of evidence of identification at the point of sale in electronic format with hard copy evidence to follow within one month following the sale.

In 2009, the Complementary Finance Law introduced a new 5.0% sales tax on mobile recharges which is not passed on to the end user in the price of the recharge. This applies to all mobile carriers in Algeria. In 2010, the Supplemental Finance Act introduced a new penalty scheme for mobile operators failing to identify mobile SIM cards. Mobile operators may be fined DZD 100,000 (equal to approximately US$ 1,300 as at the exchange rate of December 31, 2012) for each non-identified SIM user during the first year of the application and DZD 150,000 (equal to approximately to US$ 1,900 as at the exchange rate of December 31, 2012) afterwards. The Finance Act also introduced a new flat rate tax, ranging from 30.0% to 80.0%, on super profits that are generated in special circumstances, outside the oil and gas sector. This tax is levied on exceptional margins, and the conditions of application will be defined in implementing regulations.

Others

There is currently no MNP nor any MVNOs in Algeria, and no regulation exist which provide for such operations.

Between 2010 and 2011, ARPT launched a large operation removing any authorized but non-operational companies (especially ISPs and VoIP operators) from the market. Within this operation, the ARPT decided in 2011 to limit the duration of all telecommunications authorizations (which were previously unlimited in time) to five years. This limit applies to all authorizations, including ISP, GPS receivers, VoIP and other authorizations.

Regulation of Telecommunications in Pakistan

The Pakistani Telecommunications Industry is regulated by the Government of Pakistan, or “GoP,” acting through the Ministry of Information Technology, or “MoIT,” and the Pakistan Telecommunications Authority, or “PTA.” The MoIT has overall responsibility for shaping and directing Pakistan’s telecommunications and IT policies. It has delegated the responsibility for the day-to-day enforcement and management of the telecommunications sector to the PTA. The PTA is also responsible for regulating the telecommunications industry, including licensing, tariff regulation and arbitration of interconnection disputes. PTA has also been given the power to regulate competition in the telecommunications sector in Pakistan. The Frequency Allocation Board, or the ”FAB,” has exclusive powers to allocate radio frequency spectrum. The PTA receives applications for the allocation and assignment of radio frequency spectrum and, after initial examination, refers them to the FAB for allocation of frequency.

In 2001, the PTA introduced a new tariff regime based on the “Calling Party Pays” principle, which effectively made all incoming calls free of charge to the receiver of such calls. This change increased the affordability of mobile phone services in Pakistan.

In July 2003 the “De-Regulation Policy” for the Telecommunications Sector was issued with the aim to liberalize the telecommunication sector and focus on fixed-line telecommunication. In January 2004, the ‘Mobile Cellular Policy’ was issued for the mobile telecommunication sector. The basic objectives of both these policies is promoting competition, developing infrastructure and increasing investment in the telecommunications sector. An important aspect of the Mobile Cellular Policy includes a provision that demands all holders of cellular mobile licenses on the date of the implementation of the policy to pay renewal fees on expiry of their licenses of USD291 million to obtain a renewal for 15 years. In addition, existing holders of licenses were requested by the PTA to exchange spectrum in the 900 MHz band for additional frequencies in the 1800 MHz band. MoIT is currently planning to issue a combined Telecom Policy instead of separate policies for fixed line and cellular sectors.

In August 2004, the PTA declared SMPs in five relevant markets. Mobilink was declared an SMP in the cellular market as it had more than 25% of market share in terms of revenue. After completing a consultation process in July 2010, PTA further categorized SMPs in three relevant markets for retail and seven for wholesale. The PTA determined that the mobile telecommunications market was in a state of fair competition, particularly after the introduction of MNP in Pakistan. As a result, the PTA decided that, until otherwise determined, the mobile telecommunications market is no longer a relevant market for the purpose of declaring SMP operators, and Mobilink was freed of any SMP regulations.

MNP was launched throughout Pakistan on March 23, 2007. The PTA and all mobile operators agreed on a porting fee of PKR 500 (equal to approximately US$ 6 as at the exchange rate of March 23, 2007) to be paid by the recipient operator to the donor operator for each completed port. On September 1, 2009, this fee was reduced to PKR 250 (equal to approximately US$ 3 as at the exchange rate as of September 1, 2009) per completed port. The PTA in May 2007 directed all fixed-line operators to upgrade their networks to support MNP. The Mobile Cellular Policy encourages domestic roaming, the sharing of bands and infrastructure sharing. However, it does not impose any obligations and those matters are left to the various operators to negotiate on commercial terms.

The auction of spectrum for 3G licensing in Pakistan which was set to start in April 2007 has been delayed since for various reasons, and is likely to be delayed until the formation of new government after the general elections expected to be held by May/June 2013 in Pakistan.

In 2009, the GoP announced a 50% reduction in the activation tax on each new mobile phone, a reduction in general sales tax from 21% to 19.5%, a 50% reduction in customs duty on imported mobile phone handsets and the abolition of a regulatory duty on the import of mobile phone handsets. These new taxes were applicable from July 1, 2009 and there has been no change in these taxes since then.

However, following an amendment to the constitution of Pakistan, all the provinces of Pakistan became autonomous and various topics were transferred from the federation to the provinces, including, amongst others, certain sales tax on services. This may lead to further changes to these taxes.

Due to the adverse security situation in Pakistan, the issue of mobile phone customers’ identity documentation has been a matter of concern for the regulator since 2007. On the directions of GoP, the PTA issued instructions, effective from February 1, 2009, allowing sales of non-active SIMs by certain sales channels and activation thereof only after successful verification of the customer’s identity through mobile operators’ call centers which need to verify the particulars from the customer.

However, in November 2012, the Federal Interior Minister declared the current procedure for verification of customers inadequate and decided to incorporate very stringent measures in the process of selling SIMs as of December 1, 2012. The Minister required that SIM cards were no longer issued to customers through any of the sales channels but that SIM cards were sent to the residential address of the customer. Following resistance of various CMO’s, CMOs were allowed to continue sale of SIMs through their customer care centers, franchisees and other outlets having a direct agreement with the CMOs. However, sale of SIMs from retail outlets will remain suspended until biometric devices are deployed. As per PTA’s directive, biometric devices have to be installed by February 28, 2013, after which no sale will be allowed at any sale channel without verification through biometric device.

MTR (fixed and mobile) have been fixed on the basis of the PTA’s determination of May 2008, gradually reducing from PKR 1.10 to PKR 0.90 in January 2010. The PTA has initiated a costing exercise in 2011 and 2012 but this issue seems dormant presently.

For SMS termination charges, the PTA convened a meeting in April 2010. Mobilink, Telenor and Warid supported introduction of SMS termination charges, whereas, Ufone and Zong opposed it. In view of disagreement amongst the CMOs, the PTA decided that mobile to mobile SMS would continue to be settled on Sender Keep All principle until further notice.

The PTA also issued MVNO regulations in March 2012 which provide a detailed mechanism for the functioning and operations of MVNOs. MVNOs have to enter into a commercial agreement with a MNO to obtain the status of an MVNO. The initial license fee was set at US$ 5 million for 10 years. MVNO’s may, amongst others, enter into roaming agreements with other operators and issue their own SIM cards with its own brand name. No MVNOs have entered the Pakistan market.

Regulation of Telecommunications in Bangladesh

The main elements of the regulatory framework for the telecommunications sector in Bangladesh are embodied in the Bangladesh Telecommunications Act 2001, or the “Act.” The Act establishes rules relating to the supply of telecommunications services in Bangladesh.

In the past, the Bangladesh telecommunications market was regulated by the Bangladesh Telecommunications Regulatory Commission, or “BTRC,” which was established in 2001 as a statutory body independent from the Ministry of Post and Telecommunications. The BTRC regulated the provision of telecommunications services and was responsible for granting and renewing licenses. The principal functions and duties of the BTRC included issuing licenses for telecommunications systems and services, regulating telecommunication activities and supervising telecommunication licensees.

Pursuant to the Telecom Act 2010, responsibilities, such as, issuance of licenses for telecommunications systems and services, regulation of the telecommunication activities and supervision of telecommunication licensees have been transferred from the BTRC to the Ministry of Post & Telecommunications, or “MOPT.” Subsequent amendments of the Telecom Act 2010 have been discussed in parliament, however, has been postponed for further review.

As a result of the Telecom Act 2010, the BTRC will be working the executive body for forming and regulating the telecommunication policies. The MOPT has been empowered for issuance and renewal of licenses.

During February 2006, the BTRC required all mobile operators to re-register all existing subscribers and imposed additional documentation requirements for registering new subscribers. In 2007 Regulator and Law Enforcement Agencies (LEA) raised concern on the quality of information contained in the SAF (Subscriber Agreement Form). As per licensing obligation for LEA compliance, industry wide Re-registration campaign was conducted in 2007-2008 trying to update SAF with proper information. Then again during 2009 and 2010 a committee comprising Ministry of Interior, Defense, Police, Special Branch, Regulator and Industry prepared and issued an interim directive on the updated subscriber registration process for new acquisitions. Following various earlier actions to correctly register subscribers, the Law Enforcement Agencies or “LEA” and the BTRC decided to stop sales of pre- activated SIM and manual verification of subscriber information by October 11, 2012.

On September 11, 2011, Banglalink, our subsidiary in Bangladesh, received a renewed 2G license for 15 years. Banglalink has to pay approximately BDT 19.8 billion (equal to approximately US $263 million as of September 11, 2011) in three installments until August 1, 2013. Banglalink has already paid two of these installments.

However, currently a dispute is ongoing between the operators in Bangladesh and the National Board of Revenue, which claims an additional 15% VAT over 2G renewal and spectrum fees and unwillingness of NBR to rebate the additional 15% VAT. The issue is now pending before the High Court for resolution.

Also, the NBR is enquiring about SIM card replacement policy and seeking to identify possible SIM card tax evasion in the context of SIM replacement by recycling SIM cards which the NBR apparently considers as a transfer of ownership which would be equivalent to a new sale and as a result subject to SIM activation tax. The NBR demanded an amount BDT 774 million crore (equal to approximately US $ 10 million as at the exchange rate of December 31, 2012) from the company. The company obtained stay order from the High Court Division against NBR claim. The issue is pending for further hearing before the Court.

The Government of Bangladesh has published a draft Regulatory and Licensing Guideline for invitation of proposals/offers for a 3G license on February 14, 2013 on which all the operators have submitted their queries and concerns. The guideline stipulates that license duration would be for 15 years with option for renewal for a further five years. Five licenses will be issued, one of which is reserved for state owned Teletalk. One license may be granted to a new entrant. A total of eight blocks of 5 MHz each will auctioned and an operator would be able to bid for a maximum of two blocks. The proposed price is USD 20 million per MHz. The proposed payment term of the license fee is 60% within 30 working days of the auction and the remaining 40% within 180 working days of the auction.

Currently there are no MVNOs, and no legislation exists to enable such operations.

Regulation of Telecommunications in Ukraine

The Law of Ukraine “On Telecommunications,” or the “Telecommunications Law,” which came into effect on December 23, 2003 and the Law of Ukraine “On Radio Frequency Resource,” or the “Frequency Law,” the revised version of which came into effect on August 3, 2004, are the principal legal acts regulating the Ukrainian telecommunications industry. The Telecommunications Law proposed the adoption of various regulations by the Ukrainian Government and other governmental authorities to supplement the legal framework of the telecommunications industry. A majority of the orders and regulations proposed by the Telecommunications Law and Frequency Law have been promulgated. The effective “Plan for Using the Radio Frequency Resource of Ukraine,” which provides directions for the use of radio frequency resources, indicates particular frequency bands and allows for radio technologies, periods of operation and perspective technologies, was adopted on June 9, 2006. In 2008 and 2009, the Cabinet of Ministers approved the changes to the above-mentioned plan, which allow the implementation and usage in Ukraine of such radio technologies as mobile communication of third generation and technologies of broadband access to InternetWiMax.

The Telecommunications Law sets forth general principles for the regulation of the telecommunications industry in Ukraine, including a description of the institutional framework for the government’s involvement in the regulation, administration and operation of the telecommunications industry in Ukraine. The Frequency Law regulates the allocation and use of the frequency bands in Ukraine. The most important aspects of the Telecommunications Law and Frequency Law with respect to our company address the government’s authority to:

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

Regulatory Authorities

According to the Telecommunications Law, the Cabinet of Ministers, the Administration of the State Agency for Special Communications and Information Protection (the “Administration”) and the NCCIR are the main governmental authorities managing the telecommunication industry.

The Cabinet of Ministers is responsible for forming general policy, ensuring equal rights for developing the forms of ownership, managing state-owned assets and directing and coordinating ministries and other central governmental bodies in the area of telecommunications.

The Administration develops state policy proposals in the area of telecommunications and is responsible for their implementation within its authority granted by law. The Administration also has the authority to prepare draft legislation, define the quality requirements for telecommunications services and technical standards for telecommunications equipment.

The NCCIR is the main regulatory and controlling body in the area of telecommunications and use of radio frequencies and is authorized by the Telecommunications Law and Frequency Law, as well as by the President of Ukraine Decree “On the National Commission for the State Regulation of Communications and Informatization,” dated November 23, 2011. The NCCIR issues licenses for the provision of licensed telecommunications services and the use of radio frequencies, maintains registries of telecommunications operators and providers, allocates numbering capacity to telecommunications operators and controls the quality of telecommunications services.

Licensing to Provide Telecommunications Services and Radio Frequency Allocation

Fixed-line and wireless telephony services (including technical maintenance, operation of telecommunications network and lease of channels), technical maintenance and operation of television and radio networks are all subject to licensing. Additionally, the use of radio frequencies is subject to licensing. A frequency license includes the radio frequency bands allocated for carrying out a telecommunications activity, the list of regions where the radio frequencies may be used, term of use and the type of radio technology to be utilized.

Both telecommunications and frequency licenses can be terminated upon (i) a licensee’s request to terminate the license; (ii) inaccurate information in the license application documents; (iii) the transfer of the license to another legal entity or natural person for carrying out the licensed activity; (iv) the failure of the operator or provider of telecommunications services to implement an administrative order to cure breaches of the license terms; (v) a repeated breach by the licensee of license terms; (vi) an operator’s repeated refusal to cooperate with the NCCIR during inspections or attempts to prevent inspections; or (vii) annulment of state registration of the licensee.

Additionally, a frequency license may be terminated if (i) the use of a radio frequency resource allocated by the license is not initiated by the licensee within the established period in the license; (ii) the licensee terminated use of the radio frequency resource, allocated by the license for a period that exceeds one year; or (iii) the licensee failed to fully implement the radio frequency resource allocated by the license within the established period.

Both telecommunications and frequency licenses must be reissued if there is (i) a change in name of the license holder; (ii) a change of legal address of the licensee; or (iii) a corporate restructuring, including through a change in its legal form, transformation or merger. In addition, a frequency license may be re-issued if, among other things, the operator requests a reduction in the frequency bands or regions covered by the license or if the operator makes a joint application with another operator for re-allocation of frequencies.

A telecommunications operator is required to pay a fee for the allocation of numbering capacity. Currently, the fee for obtaining one local telephone number for provision of fixed-line telephone services is 30 hryvnia (or approximately US$ 3.75 at the exchange rate as of December 31, 2012) for Kyiv (amounts for other cities vary below 30 hryvnia depending on the population). Since September 1, 2007, the NCCIR has prohibited use of local telephone numbers in wireless networks.

Pricing, Competition and Interconnections

The Telecommunications Law allows telecommunications operators, including wireless service operators to establish tariffs for the telecommunications services provided to subscribers, with the exception of tariffs on universal services and data traffic channeling by SMP telecommunications operators. This provides for competition between Ukrainian wireless services operators. Ukrainian law requires operators to publish tariffs established by the operators themselves no less than seven calendar days prior to implementation of the tariff.

According to the Telecommunications Law, where a telecommunications operator sets prices on its services pursuant to hourly tariffs and makes settlements with consumers by certain units of time (for example, minutes or seconds), it should take into account only full tariff units of time.

Applicable law currently does not establish a limitation on collecting payments for incoming calls by wireless services operators under the mandatory “calling party pays” system. A provision prohibiting collecting payments for incoming calls was adopted on November 21, 2002, but was later abolished after adoption of the Telecommunications Law. The main telecommunications operators have not returned to a system of collecting payment for incoming calls, which was a widespread practice before November 2002.

Effective November 1, 2012, the NCCIR introduced new tariffs for provision of commonly accessible (universal) services, including fixed-line local services to fixed-line subscribers. As a result, the tariffs for local calls and monthly subscription fees increased. On November 28, 2006, the Ukrainian Parliament approved amendments to the Telecommunications Law that changed the list of the telecommunication service tariffs subject to public regulation. Under the new regulations, tariffs for DLD/ILD and fixed-line to mobile calls were excluded from the public tariff regulation. As a result of these changes, competition in the DLD/ILD services market has increased.

The Telecommunications Law regulates the interconnection of telecommunication networks, including the obligations of wireless service operators, and provides conditions for the conclusion, modification and termination of interconnection agreements. The NCCIR regulates interconnection tariffs charged to access SMP operators’ and dominant operators’ networks, as well as the technical, organizational and economic terms of interconnection agreements involving such operators.

On June 24, 2010, the UAMC reaffirmed its prior decision determining mobile operators that are deemed to hold a dominant position on the market and therefore, are subject to certain regulations, including regulations in relation to the technical, organizational and economic terms of the interconnection and tariff regulation.

Wireless services operators are not obligated to interconnect with a dominant operator in order to use its facilities to connect to a “backbone.” As a rule, a telecommunications license permits an operator to deploy its own backbone network throughout the country.

Interconnection contracts and agreements between telecommunication operators in Ukraine and foreign telecommunication operators are governed by recommendations issued by the International Telecommunications Union (the “ITU”).

Effective as of April 13, 2009, the NCCIR amended the licensing conditions for mobile operators by introducing additional requirements. In particular, mobile operators are now required to cover the territory specified in their licenses within the terms and according to the conditions specified in the licensing conditions. Another requirement is to suspend provision of telecommunication services to customers that use mobile handsets without registration of their IMEI-codes in the respective database. According to publicly available information, mobile operators presently do not suspend provision of telecommunication services to their customers using mobile handsets without registration of their IMEI-codes due to several reasons that, among others, include (i) absence of the required technical capabilities and equipment and/or (ii) absence of relevant legislation allowing them to do so.

On January 6, 2011, amendments to the Ukrainian Telecommunications Law came into effect and empowered the NCCIR to determine telecommunications services markets, study the competitive environment in the telecommunications market and determine SMP operators and regulate rates of their respective services. Under the law, an operator is presumed to have a SMP if it has share of more than 25% of the total revenues of all telecommunications operators and providers operating on the respective telecommunications services market. On October 20, 2011, the NCCIR determined the SMP operators in the markets for terminating calls on fixed-line and mobile networks and on December 1, 2011, it approved mandatory interconnection tariffs for the SMP operators in such markets. On January 8, 2013, amendments to the Telecommunications Law came into effect, confirming the NCCIR’s authority to determine the SMP operators in any telecommunications services market.

In 2012, the NCCIR developed a draft Law of Ukraine “On Sharing the Infrastructure of Telecommunications Networks,” which provides that the tariffs for access to infrastructure of telecommunications networks owned by operators recognized by the NCCIR as SMP operators in their respective market, should comply with the methodology for setting tariffs for access to telecommunications infrastructure adopted by the NCCIR.

On July 1, 2010, the Telecommunications Law was amended to provide a framework for a number portability service and national roaming. Effective as of April 23, 2012, the new “Rules for Providing and Receiving Telecommunication Services” also provide for an obligation of mobile operators to provide a national roaming service and give subscribers the ability to transfer their mobile numbers from one telecommunication network to another (“MNP”). On August 25, 2011, the NCCIR adopted national roaming regulations. On November 1, 2012, the Administration enacted the “Technical Requirements for Ukrainian Telecommunications Networks Enabling Provision of MNP Services and Use of Personal Numbers,” which provide general guidelines as to connection of telecommunications networks to equipment of a centralized database containing ported numbers and their routing details. The “Procedure for the Provision of MNP Services and Use of Personal Numbers” was approved as a draft by the NCCIR and this service is expected to be implemented in 2013. The above mentioned draft procedure provides for the possibility of numbers porting between wireless networks and between fixed-line networks within one numbering zone. The draft procedure also provides for a company that will administer a centralized database and charge receiving operators a transfer fee.

Regulation of Telecommunications in Kazakhstan

The Law of the Republic of Kazakhstan No. 567-II “On Communications,” dated July 5, 2004 (the “Kazakhstan Communications Law”), which came into effect on July 10, 2004, is the principal act regulating the telecommunications industry in Kazakhstan and sets forth general principles for the regulation of the telecommunications industry, the authority of each regulatory body, the rules governing telecommunications network cooperation and consumer rights protections. Several additions to the Kazakhstan Communications Law that have stimulated competition in the sphere of DLD and ILD became effective as of January 1, 2006. In accordance with the Kazakhstan Communications Law, the government of Kazakhstan and certain other governmental agencies adopted a number of acts regulating specific aspects of the telecommunications industry, the most important of which are outlined in greater detail below.

The Kazakhstan Communications Law grants the Kazakh government broad authority with respect to the telecommunications industry in Kazakhstan. The most important aspects with respect to our business include the government’s authority to:

•	develop and implement government policy on telecommunications and frequency allocations,

•	approve allocation of radio frequencies,

•	approve qualification requirements for ILD operators,

•	approve procedures for auctions of telecommunications licenses and approve the licensing terms, conditions and qualification requirements when granting telecommunications licenses, and

•	set forth the procedures and payment amounts for the ability to provide services with the use of frequencies.

The participation of foreign capital in Kazakhstan’s telecommunications market is limited by the Law of the Republic of Kazakhstan No. 527 IV “On National Security” dated January 6, 2012, regulating national security. It is forbidden for foreign legal entities or individuals to control and operate fixed-line networks, to create and operate telecommunications networks whose headquarters are located outside Kazakhstan and to obtain more than 10.0% of voting shares in an ILD operator without governmental consent. In addition, foreign legal entities or individuals are not allowed to possess, use, dispose of or control (directly or indirectly) more than 49.0% of the total voting shares of the ILD operator who possesses surface communication lines (cables, including fiber optic and radio-relay cables).

Kazakhstan Regulatory Authorities

Under the Kazakhstan Communications Law, the Ministry for Transport and Communications (the “MTC”) is the central executive body authorized to implement state policy and governmental control with respect to telecommunications and to adopt relevant acts. The MTC acts in accordance with Governmental Decree No. 1232 “The Issues of the Ministry for Transport and Communications,” dated November 24, 2004. MTC is considered to be the successor of the recently reorganized Ministry for Communications and Information (“MCI”) as well as all the relevant orders, rules and regulations adopted by MCI, such as: “On Providing Telecommunications Services,” “On Providing Cellular Telecommunications Services” and “On Connecting Telecommunications Networks to the Public Telecommunications Network.”

The primary functions of the MTC relevant to our business include:

•	issuing permits for the use of radio frequencies in Kazakhstan;

•	controlling the use of frequencies;

•	issuing licenses to provide telecommunications services and overseeing compliance of issued licenses;

•	determining the list of radio-electronic and high-frequency telecommunications equipment permitted to be used and/or imported into Kazakhstan;

•	issuing (through its local subdivisions) permits for use of telecommunications equipment;

•	disconnecting any unauthorized equipment; and

•	developing technical regulations in the field of telecommunications.

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

According to the current edition of the Licensing Law dated January 11, 2007 (as amended on December 24, 2012) a license for activity in the field of communications is required for the following: long distance telephone communication, international telephone communication, satellite mobile communication, mobile communication within a specified standard). The MTC may refuse to grant a telecommunications license if there is a discrepancy in the applicant’s qualifications. A license may be suspended if there is a violation of the licensing standards. A telecommunications license may be revoked only by a court ruling in certain circumstances provided by law.

On January 11, 2007, all licenses, including licenses for telecommunication services, became perpetual (meaning that they have no defined term) in accordance with the Law of the Republic of Kazakhstan No. 214-III “On Licensing.”

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

In March 2010, the Kazakhstan government issued a resolution amending the qualifications for international telecommunications services licenses to require that the licensee maintain ownership rights over the telecommunication line infrastructure through which the licensee provides services. Following the enactment of this resolution, the number of ILD operators decreased from 27 to eight.

Pricing, Competition and Interconnections

There are three central state bodies in Kazakhstan that control anti-monopoly legislation compliance in the telecommunications industry: (i) the MTC; (ii) the Kazakhstan Antimonopoly Authority (the “KAA”) and (iii) the Agency for Regulation of Natural Monopolies.

The MTC’s powers in the anti-monopoly area include the following: (i) regulating and controlling natural monopolies in the telecommunication industry, (ii) regulating tariffs of the dominant market players and (iii) procuring that there is no discrimination with respect to access to telecommunications services. Currently operators must obtain the MTC’s approval for any increase of tariffs. The list of natural monopolies is determined in a governmental registry and approved, maintained and controlled by the Agency on the Regulation of Natural Monopolies.

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

The KAA may introduce additional regulations for dominant market players in accordance with the legislative requirements set forth in Law No 112-IV “On Competition,” dated December 15, 2008.

On December 25, 2008, Law No. 112-IV “On Competition” was adopted. The law defines the regulatory basis for the protection of rights of market players and consumers from monopoly activity, anti-competition actions of state bodies and unfair competition. This law is intended to protect competition and its development. The law dated July 9, 1998 No 272-I “On natural monopolies and regulated markets” regulates activity in the spheres of natural monopolies, regulated markets, consumer rights, subjects of natural monopolies and subjects of regulated markets. This law regulates tariffs for the services by market players. In March 2010, the tariff regulation rules were adjusted by introducing government regulation of prices.

Telecommunications tariffs of dominant market players are subject to governmental regulation, pursuant to Governmental Decree No. 1277, dated December 23, 2006. The Kazakhstan Communications Law states that tariffs must contain equal conditions for all telecommunications subscribers and must be based on reasonable and fair expenses.

In December 2010, an order of the MCI “Concerning Approving the Size of Tariffing” was amended to revise the length of the units by which tariffs are measured and in May 2012, MTC issued an order imposing a maximum of 17 tenge per minute for mobile-termination rate for ILD operators.

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

In 2009, the Kazakhstan Communications Law was amended to require all mobile operators to keep a register of IMEI-codes (codes of individual customer mobile terminals), and to lock individual handsets with certain IMEI-codes upon request from customers and public security authorities.

In 2011, the MCI by Order No. 364 “About approval of billing units” banned charges for connection and reduced the applicable tariff units to one second for domestic mobile operators’ traffic and 30 seconds for international roaming traffic.

The MTC has announced its intention to implement MNP but has not specified the intended date or terms.

Regulation of Telecommunications in Uzbekistan

General Overview

The main statutes that govern the telecommunications industry in the Republic of Uzbekistan in relation to our company are the laws (i) “On Communications” No. 512-XII, dated January 13, 1992 (as amended); (ii) “On the Radio Frequency Spectrum,” dated December 25, 1998; (iii) Protection of Consumers’ Rights, dated April 26, 1996; (iv) Law on Telecommunications, dated August 20, 1999 (the “Uzbek Telecommunications Law”); and (v) Licensing Certain Types of Business, dated May 25, 2000. These laws determine the general legal and economic basis for organizing communications systems, establishing rights and duties of a company in terms of ownership, use, disposal and management of communications equipment when setting up and operating communications networks and providing communications services.

The government authorities responsible for supervising the telecommunications industry in the Republic of Uzbekistan are the Republic of Uzbekistan Cabinet and a specially authorized telecommunications committee. In accordance with the Uzbek Telecommunications Law, businesses offering communications services in the Republic of Uzbekistan may be privately or publicly held by Uzbek or foreign national individuals or legal entities. All owners of telecommunications networks have equal rights and enjoy equal protection guaranteed by the law and the legislation imposes no restrictions on foreign investors.

Uzbek Regulatory Authorities

The State Committee for Communications, Information and Telecommunication technologies, the “Uzbek Communications Committee” is the specially authorized state administration authority that is responsible for regulating the telecommunications industry in Uzbekistan. The Uzbek Communications Committee is the successor to the Uzbek Agency for Communications and Information, which ceased to exist in accordance with Presidential Decree No. UP-1840, dated October 25, 2012.

The Uzbek Communications Committee’s powers are set out in the Uzbek Telecommunications Law and may be supplemented by presidential decrees or cabinet decrees. Regulatory acts promulgated by the Uzbek Communications Committee within its terms of reference are binding on all individuals and legal entities. The Uzbek Communications Committee’s primary functions relevant to our business include the following:

•	drafting national programs for development of telecommunications,

•	elaborating standards and rules for telecommunications,

•	granting licenses radio frequencies and numbering to legal entities for telecommunications,

•	regulating tariffs for certain types of telecommunications services and inter-network telecommunications links,

•	organizing certification of telecommunications equipment,

•	and issuing permits for the operation of telecommunications equipment and

•	drawing up numbering schemes and managing the numbering plan for telecommunications networks.

The Uzbek Communications Committee’s structure includes such organizations as the State Communications Inspectorate, the State Radio Frequency Committee, the Center for Electromagnetic Compatibility, the Center for Monitoring Mass Communications, and the Center for Scientific and Marketing Research, among others.

The State Communications Inspectorate for State Supervision of Postal and Telecommunications Businesses is responsible for monitoring compliance by telecommunications companies with license requirements and conditions.

Licensing to Provide Telecommunications Services and Radio Frequency Allocation

Legal entities and individuals conducting the following activities are subject to licensing: design, construction and operation and provision of telecommunications services for local networks, inter-city networks, international networks, mobile telephony networks, paging networks, data transfer networks, and television and radio broadcasting networks. The Uzbek Communications Committee is responsible for granting licenses relating to the telecommunications industry. A license is also required in order to provide services in terrestrial communications (local, inter-city and international networks).

The Uzbek Communications Committee may refuse to issue a license or renew an existing license if: (i) the applicant submits improperly drawn up documents or documents containing inaccurate information or misrepresentations or (ii) the applicant fails to meet licensing requirements and conditions and tender conditions. Refusal to issue a license for other reasons, including that it is inexpedient to do so, is prohibited. The Uzbek Communications Committee may suspend a license for no more than ten business days under certain conditions. A license can only be suspended for more than ten days pursuant to a court order.

The Uzbek Communications Committee has the authority to terminate a license by court order where the licensee (a)(i) repeatedly breaches the license requirements and conditions or (ii) commits a single gross breach of the license requirements and conditions and (b) fails within the period specified by the licensing or supervisory body to remedy defects which entail license suspension. Upon a licensee’s request for termination, expiry of the term or winding up of a licensed entity, the licensing authority may also terminate a license.

The Uzbek Communications Committee, the Ministry of Defense and the Cabinet’s Government Communications Service all have the right to allocate radio frequencies to public and private operators. The Uzbek Communications Committee is the coordinating body authorized to resolve problems and implement state policy in communications, information and use of the radio frequency spectrum. The Ministry of Defense is responsible for monitoring and supervising the use of radio frequencies in order to secure the defense and security of the Republic of Uzbekistan and the Cabinet’s Government Communications Service is responsible for supervising safe radio navigation for flights and the aeronautical mobile service in the radio bands allocated by the State Radio Frequency Committee (the “GKRCh”).

Specific radio frequencies are granted to users in accordance with a national table of radio frequency allocation. The allocation of radio frequencies among users of the radio frequency spectrum may take place on the basis of a tender or the results of an auction. The radio frequency spectrum is allocated to users for a specific term as prescribed in the permit from the radio frequency authority or in the contract for use and use of the radio frequency spectrum must be paid for. Relations between the GKRCh and the Center for Scientific and Marketing Research and radio frequency users arise on a contractual basis. The Uzbek Communications Committee may suspend or restrict the right to use radio frequencies in terms of time and/or geographical area. For commercial purposes, radio frequencies are allocated, as a rule, on a secondary basis, and in case of withdrawal, suspension or restriction of the right to use the radio frequency spectrum no compensation is payable.

In accordance with the requirements of the Telecommunications Law, telecommunications equipment, including apparatuses for terminating lines, used in telecommunications networks within Uzbekistan is subject to certification for compliance with established standards and technical specifications. In addition, in Uzbekistan, procedures for obtaining permits for radio equipment (BTS, BSS, SWITCH) are complex.

Pricing, Competition and Interconnection

Uzbek law provides that state policy for the prevention of monopolistic activity and unfair competition by businesses, state administrative authorities and local state executive authorities is implemented by the State Committee for Demonopolization and Support of Competition and Entrepreneurship (the “Uzbek Antimonopoly Authority”). In addition, the Uzbek Communications Committee is authorized, together with the Antimonopoly Authority, to monitor the work of businesses which are natural monopolies in the sphere of telecommunications.

A position is said to be dominant where a business or group of persons has a market share of 65.0% or more. If a business holds a market share of between 35.0 and 65.0%, it may be deemed to have a dominant position, subject to a determination by the Uzbek Antimonopoly Authority based on the size of market share, the stability of the business’s market share, the share taken by competitors, ease of access to the market for new competitors and other criteria relevant to the given market. Currently no mobile network operator has been declared a monopolist or a business with a dominant position in the market for telecommunications services.

Under Uzbek law, mobile network operators may fix the tariffs for their telecommunications services independent of approval by the Ministry of Finance on the basis of analyzing the market.

Mobile network operators are permitted to arrange interconnections for domestic traffic in accordance with contractual terms and conditions, although there are certain restrictions regarding international traffic. Pursuant to the requirements of Cabinet Decree No. 453, dated September 29, 2004 “Additional Measures for the Privatization of Uzbektelecom AK,” communications operators are entitled to connect to international networks exclusively via the technical resources of Uzbektelecom AK.

In January 2009, the Uzbek Communications Committee approved general regulations on the provision of mobile services, which outline the rights and requirements for operators and subscribers. In September 2009, the Uzbek Communications Committee issued decree No. 293, which prohibits the provision of services before a subscriber’s personal data has been registered in the operator’s database.

Regulation of Telecommunications in Armenia

General Regulatory Overview

Regulation of the Armenian telecommunications industry currently consists of the Law on Electronic Communications, dated July 8, 2005 (effective September 3, 2005) (the “Law on Electronic Communications”) and other laws and decisions of the Commission on Regulation of Public Services of the Republic of Armenia, or the “Regulator,” which is the national regulatory agency. The other relevant government body with respect to the telecommunications sector is the government of the Republic of Armenia (the “AMTC),” as described in more detail below.

The primary functions of the Law on Electronic Communications, which was drafted with the technical assistance and recommendations of the Word Bank, the International Telecommunications Union (the “ITU,”) and other international organizations, are to:

•	ensure fair and open competition in the provision of electronic communications services, facilities and equipment;

•	ensure the availability of electronic communications throughout;

•	protect the interests of providers and users of electronic communications services and operators of electronic communications networks;

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

Armenian Regulatory Authorities

There are two relevant regulatory authorities in the Republic of Armenia with regards to the telecommunications sector: (i) the AMTC and (ii) the Regulator.

The Law on Electronic Communications, authorizes the AMTC to (i) determine policy regarding the development of the telecommunications sector, (ii) prepare general policy and objectives regarding the provision of universal services in Armenia and (iii) allocate particular portions of radio spectrum for specific types of use.

Pursuant to the Law on Electronic Communications, the primary functions of the AMTC that are relevant to our business include:

•

adopting and modifying regulation containing the Armenian Table of Frequency Allocations, which indicates the allocation of frequencies to government and civil services, and establishing the procedure for frequency management coordination committee meetings and discussions;

•	modifying the Armenian Table of Frequency Allocations to allocate radio spectrum for commercial use;

•	detecting and locating radio emissions not in conformity with legislation;

•	investigating and inspecting, when authorized by appropriate warrant, the use of radio transmission equipment;

•	implementing Armenia’s commitments to international treaties in the electronic communications sector, as appropriate;

•	representing Armenia in the ITU and other international telecommunications organizations;

•	adopting technical standards; and

•	issuing certifications authorizing production, import, installation or use of radio transmission equipment.

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

The Regulator has adopted rules regulating the following: rendering VoIP services, publication of tariffs and conditions on rendering data transfer services and Internet access, granting radio frequency use authorizations licensing of telecommunications networks and services, regulating national numbering plans, lease of local loops owned by fixed-line network operators with significant market power, providing international roaming services and regulating the exchange of data traffic between data transmission operators and Internet services providers.

Licensing to Provide Telecommunications Services and Radio Frequency Allocation

In Armenia, the operation and management of the public electronic communication network, voice and mobile communication services, telegraphic communication services, data communication services connection to the Internet and television and radio broadcasting services are subject to licensing. A person may own and operate a public electronic communications network in Armenia only if that person holds an operator’s license and a person may provide public electronic communications services only if that person holds either a provider’s license or operator’s license. Under the Law on Licensing dated May 30, 2011 the grant of exclusive rights and privileges to one operator is prohibited.

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

Properly certified terminal equipment may be connected to the operator’s public electronic communications network provided such connection does not cause physical or technical harm to the network. In accordance with the Law of the Republic of Armenia on Compliance Assessment, which was effective as of March 10, 2004, only certificated equipment may be imported and connected. Certification is conducted by commercial organizations that have the required licenses.

Pricing, Competition and Interconnections

According to the Law on Protection of the Economic Competition (effective December 15, 2000), ArmenTel is considered a dominant operator of fixed-line telephony and international data transmission (IP transit) services.

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

In the course of regulating prices, the Regulator must ensure that service providers recover a reasonable rate of return on the value of their investments directed to public services. This may include investments that are not economic or are inefficient, but that are geared towards the advancement of technology or public policy. When determining the rate of return, the Regulator takes into consideration international benchmarks and features distinct to Armenia.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in “Item 3—Key Information—D. Risk Factors.”

Our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F are prepared in accordance with IFRS, as issued by the IASB.

Overview

Our total operating revenues were US$ 23,061 million for the year ended December 31, 2012, compared to US$20,262 million for the year ended December 31, 2011. Our operating profit was US$ 4,171 million for the year ended December 31, 2012, compared to US$2,854 million for the year ended December 31, 2011. Profit for the year attributable to the owners of the parent was US$ 2,145 million for the year ended December 31, 2012, compared to US$543 million for the year ended December 31, 2011.

VimpelCom Ltd. is the accounting successor to OJSC VimpelCom, and, accordingly, accounting data and disclosure related to the period prior to April 21, 2010 in our IFRS financial statements represent accounting data and disclosures of OJSC VimpelCom except for equity which was restated to reflect the capital structure of VimpelCom Ltd. For further information on the presentation of financial information in this Annual Report on Form 20-F, see “Explanatory Note” above.

We use the U.S. dollar as our reporting currency. The functional currencies of our group are the Russian ruble in Russia, the Euro in Italy, the Algerian dinar in Algeria, the Pakistani rupee in Pakistan, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Kazakh tenge in the Republic of Kazakhstan, the Armenian dram in the Republic of Armenia, the Georgian lari in Georgia, the Kyrgyz som in Kyrgyzstan, the Burundian franc in Burundi, the Central African CFA franc in Central African Republic, the Lao Kip in Laos and the U.S. dollar in Tajikistan, Uzbekistan and Cambodia.

Due to the significant fluctuation of the non-U.S. dollar functional currencies against the U.S. dollar in the periods covered by this discussion and analysis, changes in our consolidated operating results in functional currencies differ from changes in our operating results in reporting currencies during some of these periods. In the following discussion and analysis, we have indicated our operating results in functional currencies and the devaluation or appreciation of functional currencies where it is material to explaining our operating results. For more information about exchange rates relating to our functional currencies, see “—Certain Factors Affecting our Financial Position and Results of Operations—Foreign Currency Translation” below.

Reportable Segments

We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Accordingly, our reportable segments consists of the five following business units:

•	Russia;

•	Europe & North America;

•	Africa & Asia;

•	Ukraine; and

•	CIS.

The Russia segment includes all results from operations in Russia. The Europe & North America segment includes all results from our operations in Italy except for subscriber information that includes data for WIND Canada, our equity investment in Canada. The Africa & Asia segment includes operating results from our operations in Algeria, Pakistan, Bangladesh, Burundi, Central African Republic, Cambodia and Laos except for subscriber information that includes data for Zimbabwe, our investments accounted for at cost. The Ukraine segment includes the operating results of our operations in Ukraine. The CIS segment includes the operating results of all operations in Kazakhstan, Tajikistan, Uzbekistan, Georgia, Armenia and Kyrgyzstan. Although Georgia is no longer a member of the CIS, consistent with our historic reporting practice, we continue to include Georgia in our CIS reporting segment. Our segment reporting changed in 2011 as a result of the Wind Telecom Transaction. The segment information for periods prior to the changes were adjusted to reflect the changes to segment reporting made in 2011. For more information on our reportable segments, please see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Factors Affecting Comparability of Prior Periods

Our selected operating and financial data, audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition or consolidation, and, as a result, include results for our consolidated subsidiaries of the Wind Telecom Group (and all of our results from Italy, Algeria, Pakistan, Bangladesh, Burundi and Central African Republic) from April 15, 2011, Kyivstar from April 21, 2010, and Laos from March 2011. As of April 26, 2011, we began to consolidate the results of GTEL-Mobile, our subsidiary in Vietnam, which was previously accounted for using the equity method, but we disposed of our interests in GTEL-Mobile in April 2012. We do not provide comparable financial information for periods preceding the date on which we acquired, consolidated or commenced operations in a particular country or segment. Our shares of (profit)/loss of associates and joint ventures accounted for using the equity method includes our associate in Canada, WIND Canada, from April 15, 2011. For more information, see “—Liquidity and Capital Resources—Investing Activities” below.

The following table shows the percentage of our total operating revenue represented by each reportable segment’s total operating revenue from external customers (excluding intersegment revenues) for each reportable segment for the periods indicated:

	Year ended December 31,
	2012	2011	2010
Russia	39.5%	44.3%	77.1%
Europe & North America	30.3%	27.6%	—
Africa & Asia	16.1%	13.2%	0.2%
Ukraine	6.9%	7.6%	10.6%
CIS	7.2%	7.3%	12.0%
Other revenues and adjustments	—	—	0.1%
Total	100.0%	100.0%	100.0%

Recent Developments and Trends

The mobile markets in Russia, Italy, Ukraine, Algeria, Kazakhstan, Armenia, Georgia, Kyrgyzstan, Tajikistan and Cambodia have reached mobile penetration rates exceeding 100.0% in each market, and other mobile markets in which we operate also have high penetration rates such as 99.7% in Uzbekistan. As a result, we will focus less on subscriber market share growth and more on revenue market share growth in each of these markets. The key components of our growth strategy in these markets will be to increase our share of the high value subscriber market, increase usage of value added services and improve subscriber loyalty. Our management expects revenue growth in these markets to come primarily from an increase in usage of voice and data traffic among our subscribers.

The remaining mobile markets in which we operate, particularly Pakistan, Bangladesh, Laos, Burundi, Canada, Zimbabwe and Central African Republic, are still in a phase of rapid subscriber growth with penetration rates substantially lower than in Russia, Italy, Ukraine, Algeria, Kazakhstan, Armenia, Georgia, Kyrgyzstan, Tajikistan and Cambodia. In Pakistan, Bangladesh, Laos, Burundi, Canada, Zimbabwe and Central African Republic, our management expects revenue growth to come primarily from subscriber growth in the short term and increasing usage of voice and data traffic in the medium term.

Our management expects revenue growth in our mobile business to come primarily from data services and in our fixed-line business from broadband as well as business and corporate services.

Following the closing of the Wind Telecom Transaction, we launched an integration program to capture the benefits of the combination and to achieve synergies from the enlarged group. Total synergies from the acquisition and integration of Wind Telecom are expected to be at least US$2.5 billion in net present value as of December 31, 2011.

Certain Performance Indicators

The following discussion analyzes certain operating data, including mobile and broadband subscriber data, mobile MOU, mobile ARPU and mobile churn rates, that are not included in our financial statements. We provide this operating data because it is regularly reviewed by our management and our management believes it is useful in evaluating our performance from period to period as set out below. Our management believes that presenting information about mobile and broadband subscribers, mobile MOU and mobile ARPU is useful in assessing the usage and acceptance of our mobile and broadband products and services, and that presenting our mobile churn rate is useful in assessing our ability to retain mobile subscribers.

Mobile Subscriber Data

We offer both postpaid and prepaid services to mobile subscribers. As of December 31, 2012, the number of our mobile subscribers reached approximately 213.7 million. Mobile subscribers are generally subscribers in the registered subscriber base as of a measurement date who engaged in a revenue generating activity at any time during the three months prior to the measurement date. Such activity includes any incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming SMS and MMS or abandoned calls. Our total number of mobile subscribers also includes subscribers using mobile Internet service via USB modems. For our business in Italy, prepaid mobile subscribers are counted in our customer base if they have activated our SIM card in the last twelve months (with respect to new subscribers) or if they have recharged their mobile telephone credit in the last twelve months and have not requested that their SIM card be deactivated and have not switched to another telecommunications operator via mobile number portability during this period (with respect to our existing subscribers), unless a fraud event has occurred. Postpaid subscribers in Italy are counted in our subscriber base if they have an active contract unless a fraud event has occurred or the subscription is deactivated due to payment default or because they have requested and obtained through mobile number portability a switch to another telecommunications operator. We include mobile subscribers of our Canadian equity investment WIND Canada in the Europe & North America reporting segment. We include mobile subscribers of Zimbabwe, which is accounted for as investment at cost, into the Africa & Asia reporting segment. Each of these figures are also included in our total subscriber data.

The following table indicates our mobile subscriber figures (in millions), as well as our prepaid mobile subscribers as a percentage of our total mobile subscriber base, for the periods indicated:

	As of December 31,
	2012		2011		2010
Russia	56.1		57.2		52.0
Europe & North America	22.2	*	21.4	*	—
Africa & Asia	85.2	**	82.1	**	0.7
Ukraine	26.0		24.8		24.4
CIS	24.2		19.7		15.6
Total number of mobile subscribers	213.7		205.2		92.7
Percentage of prepaid subscribers	96.2%		95.2%		94.4%

*	Figure include 21.6 million subscribers from our Italian operations and 0.6 million subscribers from our equity associate in Canada as of December 31, 2012 and 21.0 million subscribers and 0.4 million subscribers, respectively, as of December 31, 2011.
**	Figure includes 2.6 million subscribers from Zimbabwe (accounted at cost) as of December 31, 2012 and 1.5 million subscribers as of December 31, 2011.

Russia

As of December 31, 2012, we had approximately 56.1 million mobile subscribers in Russia, representing an decrease of 1.9% over approximately 57.2 million mobile subscribers as of December 31, 2011. Our mobile subscriber decline in Russia in 2012 was mainly due to focusing our sales efforts on high value subscribers outside Moscow instead of gaining subscriber market share.

In 2011, our mobile subscribers in Russia increased 10.0 % to 57.2 million from 52.0 million in 2010. Our subscriber growth in Russia in 2011 came primarily from the growth regions outside of Moscow and NTC’s subscriber base.

Europe & North America

As of December 31, 2012, we had approximately 22.2 million subscribers in our Europe & North America segment, representing an increase of 3.7% over approximately 21.4 million subscribers as of December 31, 2011. Our mobile subscriber increase in 2012 was mainly due to development of new options and related promotions, enhancing our perception in the market as a value for money operator, a push for transparency and simplicity, improving our brand recognition and maintaining the best customer service in the market. These efforts were further supported by an increased penetration of smartphones and data services.

Africa & Asia

As of December 31, 2012, we had approximately 85.2 million subscribers in our Africa & Asia segment (including Zimbabwe (accounted at cost) in the amount of 2.6 million subscribers), in comparison with 82.1 million subscribers (including Zimbabwe (accounted at cost) in the amount of 1.5 million subscribers) in 2011. The 3.8% increase is due to continued subscriber acquisition in Algeria and Pakistan coupled with customer retention initiatives, aggressive subscriber acquisition in Bangladesh, and further market penetration and expansion of our mobile network coverage.

In 2011, our mobile subscribers in our Africa & Asia segment increased to 82.1 million from 0.7 million as of December 31, 2010. Our subscriber growth in Africa & Asia in 2011 came from our acquisition of Wind Telecom in April 2011, including its operations in Pakistan, Bangladesh, Algeria, Burundi, Zimbabwe and the Central African Republic.

Ukraine

As of December 31, 2012, we had approximately 26.0 million mobile subscribers in Ukraine, in comparison with approximately 24.8 million mobile subscribers as of December 31, 2011. The increase of our subscriber base by 4.8% was mainly due to a more effective subscriber acquisition process through our dealer network and the introduction of bundled tariff plans in 2012.

In 2011, our mobile subscribers in Ukraine increased 1.6 % to 24.8 million from approximately 24.4 million mobile subscribers as of December 31, 2010. We had an increase in our subscriber base in Ukraine mainly due to an increase in data users.

CIS

As of December 31, 2012, we had approximately 24.2 million mobile subscribers in our CIS segment, representing an increase of 22.8% from approximately 19.7 million mobile subscribers as of December 31, 2011. The increase in our subscriber base in the CIS was mainly driven by the 60% increase in subscribers in Uzbekistan as of December 31, 2012 as compared to December 31, 2011 following the network closure of a competitor by the Uzbek authorities.

In 2011, our mobile subscribers in the CIS increased 26.3% to 19.7 million from 15.6 million as of December 31, 2010, which was primarily attributable to the introduction of attractive tariffs at competitive prices and the expansion of our mobile network coverage.

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

The following table shows our mobile MOU for the periods indicated:

	Year ended December 31,
	2012	2011	2010
Russia	276	243	219
Europe & North America*
Italy	207	197	—
Africa & Asia*
Algeria	262	286	—
Pakistan	214	206	—
Bangladesh	216	209	—
Central African Republic	49	47	—
Burundi	37	37	—
Cambodia	545	419	331
Laos	97	233	—
Ukraine	493	467	378
CIS
Kazakhstan	213	148	120

	Year ended December 31,
	2012	2011	2010
Tajikistan	241	229	179
Uzbekistan	474	425	386
Armenia	269	257	294
Georgia	237	207	137
Kyrgyzstan	272	303	258

*	For the Wind Telecom Group entities acquired on April 15, 2011, mobile MOU is calculated based on the full year.

Russia

In 2012, our mobile MOU in Russia increased by 13.5% to 276 from 243, primarily as a result of the implementation of our strategy on actively promoting bundle and on-net oriented price plans.

In 2011, our mobile MOU in Russia increased by 11.0% to 243 from 219, primarily due to improved economic conditions that resulted in higher consumer spending and higher usage.

Europe & North America

In 2012, our mobile MOU in Italy increased by 5.2 % to 207 from 197, primarily due to strong push on bundle offers which include minutes of voice traffic, SMS and mobile Internet connectivity.

Africa & Asia

Algeria. In 2012, our MOU in Algeria decreased by 8.4% to 262 from 286 in 2011 mainly due to subscriber growth in customer segments with lower usage patterns.

Pakistan. In 2012, our MOU in Pakistan increased by 3.9% to 214 from 206 in 2011 mainly due promotions introducing offering of free minutes and SMS as a bonus on daily usage.

Bangladesh. In 2012, our MOU in Bangladesh increased by 3.3% to 216 from 209 in 2011 mainly due to promoting offerings with bonus on usage packages.

Central African Republic. In 2012, our MOU in Central African Republic increased by 4.3% to 49 from 47 in 2011 mainly due to promoting higher usage tariffs.

Burundi. Our MOU in Burundi remained stable at 37 in 2012 and 2011.

Cambodia. In 2012, our mobile MOU decreased by 19.8% to 336 from 419 in 2011 primarily due to a lower average price per minute.

In 2011, our mobile MOU was 419 compared to 331 in 2010 primarily due to active promotions of on-net traffic usage tariffs and a focus on acquiring higher usage subscriber.

Laos. In 2012, our MOU in Laos decreased by 58.4% to 97 from 233 in 2011 mainly due to a limitation imposed by Laos government on commercial activity of the company.Ukraine

In 2012, our mobile MOU in Ukraine increased by 4.5% to 493 from 467, mainly due to further migration to of subscribers to bundle tariffs.

In 2011, our mobile MOU in Ukraine increased by 23.5% to 467 from 378, mainly due to introduction of new bundle tariffs with included free on-net minutes.

CIS

Kazakhstan

In 2012, our mobile MOU in Kazakhstan increased by 43.7% to 213 from 148 in 2011, primarily due to the introduction of tariff plans designed to increase usage of voice services and further development of loyalty programs.

In 2011, our mobile MOU in Kazakhstan increased by 23.3% to 148 from 120 in 2010, primarily due to the introduction of tariff plans designed to increase usage and loyalty programs.

Tajikistan

In 2012, our mobile MOU in Tajikistan increased by 5.1% to 241 from 229 in 2011 primarily due to the introduction of tariff plans with lower prices to stimulate usage.

In 2011, our mobile MOU in Tajikistan increased by 27.9 % to 229 from 179 in 2010 primarily due to introduction of tariff plans at competitive prices.

Uzbekistan

In 2012, our mobile MOU in Uzbekistan increased by 11.5% to 474 from 425, primarily due to high usage of newly acquired subscribers.

In 2011, our mobile MOU in Uzbekistan increased by 10.1 % to 425 from 386, primarily due to introduction of tariff plans designed to increase usage and loyalty programs.

Armenia

In 2012, our mobile MOU in Armenia increased by 4.7% to 269 from 257, primarily due to growth of usage as a result of the introduction of attractive tariff plans at lower prices.

In 2011, our mobile MOU in Armenia decreased by 12.6 % to 257 from 294, primarily due to increased competition.

Georgia

In 2012, our mobile MOU in Georgia increased by 14.5% to 237 from 207 primarily due to the expansion of our network and improved network quality, as well as the introduction of new tariff plans at competitive prices.

In 2011, our mobile MOU in Georgia increased by 51.1 % to 207 from 137 primarily due to the introduction of new tariffs at competitive prices.

Kyrgyzstan

In 2012, our mobile MOU in Kyrgyzstan decreased by 10.3% to 272 from 303 primarily due to increases in our prices following the market trend.

In 2011, our MOU in Kyrgyzstan increased by 17.4 % to 303 from 258 in 2010 primarily due to the introduction of tariff plans designed to increase usage and loyalty programs.

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

Our management does not analyze ARPU on a segment level in Africa & Asia and CIS segments but rather on a country basis.

The following table shows our mobile ARPU for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	(in U.S. dollars)
Russia	10.8	11.0	10.8
Europe & North America*	18.5	21.7	—
Africa & Asia
Algeria	8.6	9.0	—
Pakistan	2.6	2.7	—
Bangladesh	1.8	1.8	—
Central African Republic	5.9	6.4	—
Burundi	3.3	3.6	—
Cambodia	1.6	2.9	3.5
Laos	5.6	5.1	—
Ukraine	5.0	5.1	4.8

	Year ended December 31,
	2012	2011	2010
CIS
Kazakhstan	7.6	8.3	9.2
Tajikistan	8.6	8.8	6.5
Uzbekistan	4.6	4.1	4.1
Armenia	6.8	8.1	10.3
Georgia	6.7	6.8	7.5
Kyrgyzstan	5.5	5.5	5.3

*	Mobile ARPU for Europe & North America relates only to Italy.

Russia

In 2012, our mobile ARPU in Russia decreased by 1.8% to US$ 10.8 from US$ 11.0 in 2011, primarily as a result of depreciation of the Russian rouble against the U.S. dollar. In functional currency terms, mobile ARPU in Russia increased by 3.6% in 2012 compared to 2011, due to increased revenue from data as a result of promoting our mobile Internet services.

In 2011, our mobile ARPU in Russia increased by 1.9% to US$ 11.0 from US$ 10.8 in 2010, primarily due to appreciation of the functional currency. In functional currency terms, mobile ARPU in Russia decreased by 1.3% in 2011 compared to 2010.

Europe & North America

In 2012, our mobile ARPU in Europe & North America decreased by 14.9% to US$ 18.5 from US$ 21.7 in 2011 primarily as a result of depreciation of the functional currency, regulation reducing on mobile termination rates and strong competition on pricing. In functional currency terms, mobile ARPU in Europe &North America decreased by 7.8% in 2012 compared to 2011.

Africa & Asia

Algeria. In 2012, our mobile ARPU in Algeria decreased by 4.4% to US$ 8.6 from US$9.0 in 2011. The decrease is mainly due to additions to the subscriber base with lower usage patterns as well as an increase in multi-SIM phenomenon and the revision of the interconnect catalog in 2012.

Pakistan. In 2012, our mobile ARPU in Pakistan decreased by 3.7% to US$ 2.6 from US$2.7 in 2011 mainly due to negative currency translation impact. In functional currency terms ARPU increased due to high VAS uptake and data offerings, in addition to tariff adjustments.

Bangladesh. In 2012, our mobile ARPU in Bangladesh remained stable at US$1.8 in 2012 and in 2011.

Central African Republic. In 2012, our mobile ARPU in Central African Republic decreased by 7.8% to US$5.9 from US$6.4 mainly as a result of local currency depreciation. In functional currency terms ARPU slightly increased due to an increase in the average price per minute.

Burundi. In 2012, our mobile ARPU in Burundi decreased by 7.3% to US$3.3 from US$ 3.6 mainly as a result of local currency depreciation. In functional currency terms ARPU slightly increased due to an increase in the average price per minute.

Cambodia. In 2012, our mobile ARPU in Cambodia decreased by 44.5% to US$1.6 from US$2.9 in 2011. The decrease was primarily due to a decrease in the average price per minute as a result of competition and stop of bundle offering due to network congestion.

Laos. In 2012, our mobile ARPU in Laos increased by 10.0% to US$5.6 from US$ 5.1 in 2011. The increase was primarily due to a lower subscriber base reflecting the loss of mostly lower value subscriber.

In 2011, our mobile ARPU in Africa & Asia increased by 8.6% to 3.8 from 3.5 in 2010. The increase is due to our acquisition of Wind Telecom operations in April 2011, which generally have higher average revenue per user than our operations in Cambodia.

Ukraine

In 2012, our mobile ARPU in Ukraine decreased by 2.0% to US$5.0 from US$5.1 in 2011 primarily due to a shift in subscriber base whereby proportion of high-value subscribers decreased, mainly as a result of the introduction of bundled tariff plans in 2012.

In 2011, our mobile ARPU in Ukraine increased by 6.3% to US$5.1 from US$4.8 in 2010 primarily due to increased usage of bundled offers and higher traffic.

CIS

Kazakhstan. In 2012, our mobile ARPU in Kazakhstan decreased by 8.5% to US$7.6 from US$8.3 in 2011, primarily due to increased price competition, which had a negative impact on ARPU that was greater than the positive impact from the increase in MOU over the period.

In 2011, our mobile ARPU in Kazakhstan decreased by 9.9% to US$8.3 from US$9.2 in 2010, primarily due to increased price competition, which had a negative impact on ARPU that was greater than the positive impact from increase in MOU over that period.

Tajikistan. In 2012, our mobile ARPU in Tajikistan decreased by 2.8% to US$8.6 from US$ 8.8 in 2011, primarily due to continuing price competition and our launch of lower priced tariff plans which was partially offset by increase in MOU.

In 2011, our mobile ARPU in Tajikistan increased by 35.9% to US$8.8 from US$ 6.5 in 2010, primarily due to an increase in MOU as a result of introduction of attractive tariff plans for subscribers to stimulate usage.

Uzbekistan. In 2012, our mobile ARPU in Uzbekistan increased by 13.1% to US$4.6 from US$4.1 in 2011, primarily due to an increase in MOU, the introduction of monthly fee on all tariff plans and the acquisition of subscribers with high ARPU as a result of the license suspension of the market leader.

In 2011, our mobile ARPU in Uzbekistan remained stable at US$4.1.

Armenia. In 2012, our mobile ARPU in Armenia decreased by 16.1% to US$6.8 from US$8.1 in 2011, primarily due to lower prices per minute resulting from the introduction of new tariff plans to address increased competition which was not fully compensated by an increase in MOU.

In 2011, our mobile ARPU in Armenia decreased by 21.6% to US$8.1 from US$10.3 in 2010, primarily due to lower prices per minute resulting from the introduction of new tariff plans to address increased competition.

Georgia. In 2012, our mobile ARPU in Georgia decreased by 2.2% to US$6.7 from US$6.8 in 2011, primarily due to a decrease in prices as a result of the introduction of new tariff plans which was almost fully offset by increase in MOU.

In 2011, our mobile ARPU in Georgia decreased by 9.3% to US$6.8 from US$7.5 in 2010, primarily due to a decrease in prices as a result of the introduction of new tariff plans that was almost fully offset by increase in MOU.

Kyrgyzstan. In 2012 and in 2011, our mobile ARPU in Kyrgyzstan remained stable at US$5.5.

In 2011, our mobile ARPU in Kyrgyzstan increased by 4.3% to US$5.5 from US$5.3 in 2010, primarily due to increase in usage that was partly offset by a decrease average price per minute.

Mobile Churn Rate.

We generally define our mobile churn rate as the total number of churned mobile subscribers over the reported period expressed as a percentage of the average of our mobile subscriber base at the starting date and at the ending date of the period. The total number of churned mobile subscribers is calculated as the difference between the number of new subscribers who engaged in a revenue generating activity in the reported period and the change in the mobile subscriber base between the starting date and the ending date of the reported period. Migration between prepaid and postpaid forms of payment and between tariff plans may technically be recorded as churn, which contributes to our mobile churn rate even though we do not lose those subscribers. For our business in Italy, mobile churn is defined as the rate at which subscribers are disconnected from our network, or are removed from our subscriber base due to inactivity, fraud or payment default. In Italy, our mobile churn is calculated by dividing the total number of subscriber disconnections (including subscribers who disconnect and reactivate with us at a later stage with a different SIM card) for a given period by the average number of subscribers for that period (calculated as the average of each month’s average number of subscribers (calculated as the average of the total number of subscribers at the beginning of the month and the total number of subscribers at the end of the month)) divided by the number of months in that period.

The following table shows our churn rates (%) for the periods indicated:

	Year ended December 31,
	2012	2011	2010
Russia	63.2	62.8	50.8
Europe & North America
Italy	35.2	28.3	—
Africa & Asia
Algeria	24.2	20.9	—
Pakistan	25.2	29.5	—
Bangladesh	25.2	18.5	—
Central African Republic	60.0	102.0	—
Burundi	54.0	59.9	—
Cambodia	210.0	128.0	167.0
Laos	141.0	258.0	—
Ukraine	28.7	22.3	29.5
CIS

	Year ended December 31,
	2012	2011	2010
Kazakhstan	55.8	47.4	43.5
Tajikistan	72.7	67.4	82.8
Uzbekistan	55.1	59.7	54.2
Armenia	83.9	87.6	67.6
Georgia	79.1	70.1	94.1
Kyrgyzstan	66.1	52.3	61.9

Russia

In 2012, our mobile churn rate in Russia increased to 63.2% compared to 62.8% in 2011 due to aggressive competition in the mobile market.

In 2011, our mobile churn rate in Russia increased to 62.8%. compared to 50.8% in 2010 due to aggressive competition in the mobile market.

Europe & North America.

In 2012, our mobile churn rate in Italy marginally increased to 35.2% compared to 28.3% in 2011.

Africa & Asia

Algeria. In 2012, our mobile churn rate in Algeria increased to 24.2% compared to 20.9% in 2011 due to the effect of actions from various governmental authorities we are facing.

Pakistan. In 2012, our mobile churn rate in Pakistan decreased to 25.2% compared to 29.5% in 2011 due to targeted acquisitions alongside various retention initiatives.

Bangladesh. In 2012, our mobile churn rate in Bangladesh increased to 25.2% compared to 18.5% in 2011 mainly due to disconnections of suspected VoIP users.

Central African Republic. In 2012, our mobile churn rate in Central African Republic decreased to 60.0% compared to 102.0% in 2011 due to launch of reactivation promotions as well as continued focus on roadshows in the regions to increase customer loyalty.

Burundi. In 2012, our mobile churn rate in Burundi decreased to 54.0% compared to 59.9% in 2011 due to launch of reactivation promotions as well as continued focus on roadshows in the regions to increase customer loyalty.

Cambodia. In 2012, our mobile churn rate in Cambodia increased to 210.0% compared to 128.0% in 2011 due to our competitor’s attractive tariff promotion.

Laos. In 2012, our mobile churn rate in Laos decreased to 141.0% compared to 258.0% in 2011 due the regulatory changes that slowed down the market competition on price and offering as most of the customers.

Ukraine

Our mobile churn rate in Ukraine in 2012 increased to 28.7% compared to 22.3% in 2011 due to an increasing share of lower quality subscribers resulting from higher levels of gross additions, the merger of Kyivstar with URS resulting in abandonment of second SIMs.

In 2011, our mobile churn rate in Ukraine decreased to 22.3% compared to 29.5% in 2011 as a result of a decreased share of low-quality gross additions of subscribers on the back of a merger with Kyivstar in 2010, which has a more stable subscribers base.

CIS

Kazakhstan. In 2012, our mobile churn rate in Kazakhstan increased to 55.8% compared to 47.4% in 2011 due to increased competition that was partially mitigated by customer retention measures such as loyalty programs.

In 2011, our mobile churn rate in Kazakhstan increased to 47.4% compared to 43.5% in 2010 due to increased competition.

Tajikistan. In 2012, our mobile churn rate in Tajikistan increased to 72.7% compared to 67.4% in 2011 due to increased competition that was partially mitigated by customer retentionmeasures such as loyalty programs.

In 2011, our mobile churn rate in Tajikistan decreased to 67.4% compared to 82.8% in 2010 due to the introduction of new tariffs to stimulate customer loyalty.

Uzbekistan. In 2012, our mobile churn rate in Uzbekistan decreased to 55.1% compared to 59.7% in 2011 due to network closure of a competitor by the Uzbek authorities, as well as our efforts directed towards retaining and attracting more loyal higher usage subscribers and network quality improvements.

In 2011, our mobile churn rate in Uzbekistan increased to 59.7% compared to 54.2% in 2010 due to increased competition in the market.

Armenia. In 2012, our mobile churn rate in Armenia decreased to 83.9% compared to 87.6% in 2011 due to improved sales efforts directed toward higher quality subscribers.

In 2011, our churn rate in Armenia increased to 87.6% compared to 67.6% in 2010 due to increased competition in the market.

Georgia. In 2012, our mobile churn rate in Georgia increased to 79.1% compared to 70.1% in 2011 due to significant increase in number of tourists in Georgia due to simplification of visa requirements.

In 2011, our mobile churn rate in Georgia decreased to 70.1% compared to 94.1% in 2010 due to our efforts to improve customer loyalty.

Kyrgyzstan. In 2012, our mobile churn rate in Kyrgyzstan increased to 66.1% compared to 52.3% in 2011 due to increased competition that was partially mitigated by churn prevention measures such as loyalty programs.

In 2011, our mobile churn rate in Kyrgyzstan was 52.3% as compared to 61.9% in 2010 and decreased due to the introduction of new tariffs to stimulate subscriber loyalty.

Broadband Subscribers

Broadband subscribers are generally subscribers in the registered subscriber base who were engaged in a revenue generating activity in the three-month period prior to the measurement date. Such activity includes monthly internet access using FTTB, xDSL and WiFi technologies, as well as mobile internet access via USB modems using 2.5G/3G/HSDPA technologies. In Italy, we measure broadband subscribers based on the number of active contracts signed. Our Italy mobile broadband customers are those consumers who have performed at least one mobile internet event in the previous month on 2.5G/3G/3.5G network technology. Our CIS mobile broadband customers are those who have performed at least one mobile internet event in the three-month period prior to the measurement date.

Russia

As of December 31, 2012, we had approximately 5.0 million broadband subscribers in Russia, representing an increase of approximately 8.7% over the approximately 4.6 million broadband subscribers as of December 31, 2011. The increase was due to our sales efforts in regional markets and active promotion of USB modems.

As of December 31, 2011, we had approximately 4.6 million broadband subscribers in Russia, representing an increase of approximately 39.4% over the approximately 3.3 million broadband subscribers as of December 31, 2010. The increase was mainly due to active sales policy.

The fixed-line broadband subscribers are mainly represented by FTTB subscribers. As of December 31, 2012, we had approximately 2.3 million fixed-line subscribers in Russia, representing an increase of approximately 9.5% over the approximately 2.1 million FTTB subscribers as of December 31, 2011 due to higher sales as a result of our sales efforts in regional markets.

As of December 31, 2011, we had approximately 2.1 million FTTB subscribers in Russia, representing an increase of approximately 45.9% over the approximately 1.4 million FTTB subscribers as of December 31, 2010. The increase was mainly due to the launch of FTTB services in new cities.

As of December 31, 2012, we had also approximately 2.7 million of mobile broadband subscribers using USB modems in Russia, representing an increase of approximately 8.0% over the approximately 2.5 million mobile broadband subscribers as of December 31, 2011. The increase was mainly due to our sales efforts in USB modem market.

As of December 31, 2011, we had approximately 2.5 million of mobile broadband subscribers in Russia, representing an increase of approximately 31.7% over the approximately 1.9 million mobile broadband subscribers as of December 31, 2010 due to an active promotion of USB modems.

Europe & North America

As of December 31, 2012, we had approximately 7.8 million broadband subscribers in Italy, representing an increase of approximately 17.2% over the approximately 6.6 million total broad band subscribers as of December 31, 2011.

As of December 31, 2012, we had approximately 5.5 million mobile broadband subscribers in Italy, representing an increase of approximately 22.2% over the approximately 4.5 million mobile broadband subscribers as of December 31, 2011. The increase was mainly driven by WIND’s campaigns based on “All Inclusive” package offerings coupled with value for money plans.

As of December 31, 2012, we had approximately 2.2 million fixed-line broadband subscribers in Italy, representing an increase of approximately 4.8% over the approximately 2.1 million fixed-line broadband subscribers as of December 31, 2011. The increase was driven by simple, clear and “All Inclusive” package offerings coupled with increased sales efforts of dual play offers to existing LLU customers.

Africa & Asia

We did not have a significant amount of broadband subscribers in Africa & Asia as of December 31, 2012 and December 31, 2011.

Ukraine

As of December 31, 2012, we had approximately 0.6 million fixed-line broadband subscribers in Ukraine, compared to approximately 0.4 million as of December 31, 2011. The increase was due to our sales efforts towards convergent offers for mobile and home internet.

As of December 31, 2011, we had approximately 0.4 million fixed-line broadband subscribers in Ukraine, compared to approximately 0.2 million fixed-line broadband subscribers as of December 31, 2010. The increase was mainly due to the further expansion of our broadband services.

CIS

As of December 31, 2012, we had approximately 12.3 million broadband subscribers in the CIS, consisting of approximately 12.0 million mobile broadband and 0.3 million of fixed-line broadband subscribers, compared to approximately 9.3 million mobile broadband subscribers and approximately 0.2 million fixed-line broadband subscribers as of December 31, 2011. The increase was mainly due to an increase of fixed-line broadband users in Kazakhstan and Armenia as a result of our sales efforts in these markets and an increase of mobile data users in line with our strategy in these markets. In Uzbekistan increase was by approximately 2.0 million mobile data subscribers as the result from license suspension of market leader and increase of approximately 0.7 million mobile data subscribers in other CIS companies.

As of December 31, 2011, we had approximately 9.5 million broadband subscribers in the CIS, consisting of approximately 9.3 million mobile broadband and 0.2 million of fixed-line broadband subscribers, compared to approximately 6.6 million mobile broadband subscribers and approximately 0.1 million fixed-line broadband subscribers as of December 31, 2010. The increase was mainly due to an increase of fixed-line broadband users in Kazakhstan and Armenia as a result of our sales efforts in these markets and an increase of mobile data users in line with our strategy in these markets.

Revenues

During the three years ended December 31, 2012, we generated revenues from providing voice, data and other telecommunication services through a range of traditional and broadband mobile and fixed technologies, as well as selling equipment and accessories.

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

Expenses

Operating Expenses

During the three years ended December 31, 2012, we had two categories of operating expenses directly attributable to our revenues: service costs and the costs of equipment and accessories.

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

In addition to service costs and the costs of equipment and accessories, during the three years ended December 31, 2012, our operating expenses included:

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

Impairment Loss

Impairment loss represents losses from impairment of long-lived assets, including goodwill, as well as investments in associates.

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

Other Non-operating (Gains)/Losses

Our other non-operating (gains)/losses primarily include the effect of change of fair value of derivatives not designated as hedges and other assets when fair value assessment is required under IFRS, results of disposal of our investments and other non-operating activities.

Shares of (Profit)/Loss of Associates and Joint Ventures Accounted for Using the Equity Method

Shares of (profit)/ loss of associates and joint ventures accounted for using the equity method represent our share in profit and loss of our joint ventures and associates accounted under equity method.

Net Foreign Exchange Loss/(Income)

The functional currencies of our group are the Russian ruble in Russia, the Euro in Italy, the Algerian dinar in Algeria, the Pakistani rupee in Pakistan, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Kazakh tenge in the Republic of Kazakhstan, the Armenian dram in the Republic of Armenia, the Georgian lari in Georgia, Kyrgyz som in Kyrgyzstan, Burundian franc in Burundi, Central African CFA franc in Central African Republic, Lao Kip in Laos and the U.S. dollar in Tajikistan, Uzbekistan and Cambodia. Monetary assets and liabilities denominated in foreign currencies are translated into our respective functional currencies on the relevant balance sheet date. We record changes in the values of such assets and liabilities as a result of exchange rate changes in our results of operations under the line item net foreign exchange (loss)/gain.

Income Tax Expense

The statutory income tax rate in Russia, Kazakhstan, Laos, Armenia and Cambodia in 2012 and in 2011 was 20.0%. The statutory income tax rate in Ukraine was 21% in 2012 and averaged 23.0% in 2011 (25.0% during the first quarter and 23.0% thereafter). The statutory income tax rate in Georgia was 15.0% in 2012 and in 2011. The statutory income tax rate in Kyrgyzstan in 2012 and in 2011 was 10.0%. In Uzbekistan, the income tax rate was 9.0% in 2012 and in 2011 (and 8% subnational tax). The statutory income rate in Luxembourg was 22.05% in 2012 (and 6.75% subnational tax). The statutory income rate in the Netherlands, Egypt, Tajikistan and Algeria was 25.0% in 2012 and in 2011. The statutory income rate in Italy was 27.5% in 2012 (and 4.58% subnational tax). The statutory income rate in Pakistan and Burundi was 35.0% in 2012 and in 2011. The statutory income rate in Bangladesh was 45.0% in 2012. The statutory income tax rates in the respective countries in 2010 were the same as those in 2011 except in Ukraine where the rate was 25.0% in 2010. The New Tax Code of Ukraine significantly changed the rules for tax base calculation and will continue to provide for gradual decreases in tax rates from 21.0% to 16.0% over the next few years.

Results of Operations

The table below shows, for the periods indicated, the following consolidated statement of operations data expressed as a percentage of consolidated total operating revenues:

	Years ended December 31,
	2012	2011	2010
Service revenues	95.9%	96.7%	97.9%
Sale of equipment and accessories	2.9%	2.5%	1.8%
Other revenues	1.1%	0.8%	0.3%

Total operating Revenues	100.0%	100.0%	100.0%

Operating expenses
Service costs	23.6%	24.5%	21.4%
Cost of equipment and accessories	3.0%	3.3%	2.1%

Selling, general and administrative expenses	31.1%	31.5%	30.4%
Depreciation	12.7%	13.5%	13.3%
Amortization	9.0%	10.2%	5.8%
Impairment loss	1.7%	2.6%	0.0%

Loss on disposals of non-current assets	0.9%	0.4%	0.5%

Total operating expenses	81.9%	85.9%	73.5%

Operating profit	18.1%	14.1%	26.6%

Finance costs	8.8%	7.8%	5.1%
Finance income	-0.7%	-0.6%	-0.7%
Revaluation of previously held interest in Euroset	-2.6%	—	—
Other non-operating losses/(gains)	0.3%	1.5%	-0.3%

Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	0.0%	0.2%	-0.9%
Net foreign exchange (gain)/loss	-0.3%	0.9%	0.1%

Profit before tax	12.5%	4.2%	23.3%

	Years ended December 31,
	2012	2011	2010

Income tax expense	3.9%	2.9%	5.5%

Profit for the year	8.6%	1.3%	17.8%

Attributable to:
The owners of the parent	9.3%	2.7%	17.2%
Non-controlling interest	-0.7%	-1.4%	0.6%

	8.6%	1.3%	17.8%

The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Russia

	Year Ended December 31,
	2012	2011	% Change	2011	2010	% Change
	(In millions of U.S. dollars, except % change)
Total operating revenues from external customers	9,102	8,982	1.3%	8,982	8,115	10.7%
Intersegment revenues	88	82	7.3%	82	47	74.5%
Total operating revenues (including intersegment revenues)	9,190	9,064	1.4%	9,064	8,162	11.1%
Adjusted EBITDA	3,878	3,641	6.5%	3,641	3,775	-3.5%

Europe & North America

	Year Ended December 31,
	2012	2011	% Change	2011	2010	% Change
	(In millions of U.S. dollars, except % change)
Total operating revenues from external customers	6,977	5,584	24.9%	5,584	—	n/a
Intersegment revenues	5	—	n/a	—	—	n/a
Total operating revenues (including intersegment revenues)	6,982	5,584	25.0%	5,584	—	n/a
Adjusted EBITDA	2,658	2,312	15.0%	2,312	—	n/a

Africa & Asia

	Year Ended December 31,
	2012	2011	% Change	2011	2010	% Change
	(In millions of U.S. dollars, except % change)
Total operating revenues from external customers	3,723	2,684	38.7%	2,684	22	n/a
Intersegment revenues	—	4	-100%	4	—	n/a
Total operating revenues (including intersegment revenues)	3,723	2,688	38.5%	2,688	22	n/a
Adjusted EBITDA	1,738	1,087	59.9%	1,087	(35)	n/a

Ukraine

	Year Ended December 31,
	2012	2011	% Change	2011	2010	% Change
	(In millions of U.S. dollars, except % change)
Total operating revenues from external customers	1,595	1,548	3.0%	1,548	1,109	39.6%
Intersegment revenues	81	93	-12.9%	93	76	22.4%
Total operating revenues (including intersegment revenues)	1,676	1,641	2.1%	1,641	1,185	38.5%
Adjusted EBITDA	859	873	-1.6%	873	629	38.8%

CIS

	Year Ended December 31,
	2012	2011	% Change	2011	2010	% Change
	(In millions of U.S. dollars, except % change)
Total operating revenues from external customers	1,664	1,470	13.2%	1,470	1,267	16.0%
Intersegment revenues	91	119	23.5%	119	87	36.8%
Total operating revenues (including intersegment revenues)	1,755	1,589	10.4%	1,589	1,354	17.4%
Adjusted EBITDA	813	703	15.6%	703	615	14.3%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Total Operating Revenues

Our consolidated total operating revenues increased by 13.8% to US$23,061 million during 2012 from US$20,262 million during 2011 primarily due to full year of Wind Telecom consolidation. The following discussion of revenues by reportable segments includes intersegment revenues. Our management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenues better reflects the true performance of each segment on a stand-alone basis.

Russia

Our total operating revenues in Russia increased by 1.4% to US$9,190 million during 2012 from US$9,064 million during 2011. Our Russia total operating revenues consist primarily of mobile services and fixed-line services.

Revenues from our mobile services in Russia increased by 1.1% to US$7,630 million during 2012 from US$7,550 million during 2011.

During 2012, we generated US$4,173 million of our service revenues from airtime charges from mobile postpaid and prepaid subscribers, including monthly contract fees and roaming fees and roaming fees received from other mobile services operators for providing roaming services to their subscribers, or 54.7% of the total mobile operating revenues in our Russia segment, compared to US$4,538 million, or 60.1% of the total mobile operating revenues in 2011. In U.S. dollars terms, the 8.0% decrease in voice service revenues in the Russia segment was primarily due to depreciation of the functional currency against the U.S. dollar. In functional currency terms, our voice service revenues decreased by 2.5% primarily due to decreasing revenues from guest roaming as a result of lower prices for such services and a slight decrease in voice service revenues due to the decline in the number of active subscribers.

During 2012, we generated US$1,951 million of our service revenues from value added services, including data revenue, or 25.6% of the total mobile operating revenues in our Russia segment, compared to US$1,597 million, or 21.2% of the total mobile operating revenues in 2011. In U.S. dollars terms, the increase was 22.2%, while in functional currency terms, our Russia segment service revenues from value added services, including data revenue increased by 28.8% during 2012 compared to 2011, primarily due to an increase in mobile subscribers using Internet access and an increase of overall consumption of Internet services due to increasing demand for data.

During 2012, we generated US$1,152 million of our service revenues from interconnect, or 15.1% of the total mobile operating revenues in our Russia segment, compared to US$1,152 million, or 15.3% of the total mobile operating revenues in 2011. In U.S. dollars terms, the revenues from interconnect remained flat as compared to 2011, while in functional currency terms, our Russia segment service revenues from interconnect increased by 6.0% during 2012 compared to 2011, primarily due to an increase in incoming traffic volumes.

Our mobile total operating revenues in the Russia segment also included revenues from sales of equipment and accessories and other revenues. During 2012, revenues from sales of equipment and accessories and other revenues increased by 33.9% to US$353 million from US$264 million during 2011 and increased to 4.6% of the total mobile operating revenues in our Russia segment in 2012 from 3.5% in 2011. In functional currency terms, our Russia segment sales of equipment and accessories increased by 40.6% during 2012 compared to 2011, primarily as a result of our sales efforts in device market (such as iPhones and USB modems).

During 2012, revenues from our fixed-line services in Russia increased by 3.0% to US$1,560 million from US$1,514 million in 2011. Our revenues from fixed-line services in Russia in 2012 consisted of US$636 million generated from business operations, US$514 million generated from wholesale operations and US$409 million generated from residential and FTTB operations. In functional currency terms, our total operating revenues from our Russia fixed-line services increased by 8.8% during 2012 compared to 2011, primarily due to the expansion of our FTTB network.

Europe & North America

Our Europe & North America total operating revenues were US$6,982 million during 2012 and increased by 25.0% compared to US$5,584 million in 2011. We did not have operations in Europe & North America prior to 2011.

In our Europe & North America segment, total operating revenues from services were US$6,507 million during 2012, representing an increase of 23.3% compared to US$5,277 million in 2011. The increase in service revenues in the Europe & North America segment was mainly due to a full year of Wind Telecom consolidation.

During 2012, we generated US$5,501 million of our service revenues from mobile and fixed-line telecommunication services, including revenues from, among others, traffic, roaming revenues from our customers travelling abroad, fees and contributions from our mobile and fixed-line (including internet) businesses, or 84.5% of our total operating revenues from services in the Europe & North America segment, which increased by 27.5% from US$ 4,315 million of revenues in 2011, or 81.8% of our total operating revenues from services in the Europe & North America segment in 2011. The increase was primarily due to the full year of Wind Telecom consolidation.

During 2012, we generated US$786 million of our service revenues from interconnection traffic, relating to incoming calls from other operators’ networks to our mobile and fixed-line networks, or 12.1% of our total operating revenues from services in the Europe & North America segment, representing a slight decreased of 0.1% compared to US$ 787 revenues in 2011, or 14.9% of the total operating revenues from services in 2011. The decrease is due to a mandatory cut in the mobile termination rates imposed by Italian authorities.

During 2012, we generated US$57 million of our service revenues from international roaming, relating to calls made by subscribers of foreign mobile network operators while travelling in Italy, or 0.9% of our total operating revenues from services in the Europe & North America segment. In 2011, we also generated US$57 million from international roaming, or 1.1 % of total operating revenues from services in the Europe and North America segment. In 2012, the revenue was influenced by a general reduction in roaming tariffs for both voice and data, which was only partially offset by an increase in international roaming volume in Internet, and further influenced by depreciation of the local currency to the U.S. dollar.

During 2012, we generated US$8 million of our service revenues from judicial authority services, which are revenues for services we are required to provide to judicial authorities in Italy, or 0.1% of our total operating revenues from services in the Europe & North America segment, representing an increase of 14.3% from US$ 7 million, or 0.1 % of our total operating revenues from services in the Europe & North America segment in 2011. The increase was primarily due to the full year of Wind Telecom consolidation.

During 2012, we generated US$155 million of our service revenues from other types of services, which mainly relate to rental to third parties of advertising space on our internet portal, leased lines and access fees charged to telecom operators and penalties charged to their mobile and fixed-line customers, or 2.4% of our total operating revenues from services in the Europe & North America segment, representing an increase of 39.6% compared to US$111 in 2011, or 2.1% of our total operating revenues from services. The increase is mainly due to the full year of Wind Telecom consolidation.

Our total operating revenues in the Europe & North America segment also included revenues from sales, mainly relating to the sale of SIM cards, mobile and fixed-line phones and related accessories. During 2012, revenues from sales increased to US$255 million, or 63.5%, from US$ 156 million in 2011 primarily due to the full year of Wind Telecom consolidation.

During 2012, we generated US$220 million of our revenues from in Europe & North America segment from the settlement of commercial disputes and penalties charged to suppliers, representing an increase of 45.7% from US$151 million in 2011. The increase was mainly due to the full year of Wind Telecom consolidation.

Africa & Asia

Our Africa & Asia total operating revenues increased to US$3,721 million during 2012, or 38.4%, from US$2,688 million during 2011. The increase in revenues in our Africa & Asia segment was primarily due to the full year of Wind Telecom consolidation. Our Africa & Asia total operating revenues consist of revenues from providing mobile services.

During 2012, we generated US$3,290 million of our revenues from airtime charges from mobile contract and prepaid subscribers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their subscribers, or 88.4% of our total operating revenues in our Africa & Asia segment, compared to US$2,397 million, or 89.2% of the total operating revenues in 2011. The increase during 2012 compared to 2011 was due to the full year of Wind Telecom consolidation.

During 2012, we generated US$17 million of our revenues from interconnect fees, or 0.5% of the total operating revenues in our Africa & Asia segment, compared to US$7 million, or 0.3% of the total operating revenues in our Africa & Asia segment in 2011. The increase during 2012 compared to 2011 was due to the full year of Wind Telecom consolidation.

During 2012, we generated US$307 million of our revenues from value added services, including data revenue, or 8.3% of the total operating revenues in our Africa & Asia segment, compared to US$180 million, or 6.7% of the total operating revenues in our Africa & Asia segment in 2011. The increase in 2012 compared to 2011 was due to the full year of Wind Telecom consolidation.

During 2012, we generated US$65 million of our revenues other services, or 1.7% of the total operating revenues in our Africa & Asia segment compared to US$50 million, or 1.9 % of total operating revenues in the Africa & Asia segment in 2011. These revenues are primarily generated by fixed line services such as leasing lines, DSL and wireless internet in Pakistan.

Our total operating revenues in the Africa & Asia segment also included revenues from sales of equipment and accessories and other revenues. During 2012, revenues from sales of equipment and accessories and other revenues were US$42 million whereas in 2011 revenues from sales of equipment and accessories and other revenues were US$53 million. The decrease in 2012 compared to 2011 was due to the decrease of sales volume in 2012.

Ukraine

Our Ukraine total operating revenues increased by 2.1% to US$1,676 million during 2012 from US$1,641 million during 2011, due to growth in both mobile and fixed-line revenue streams.

During 2012, our revenues from mobile services in our Ukraine segment increased by 1.5% to US$1,542 million from US$1,519 million during 2011, primarily due to an increase in revenue from sales of equipment and growth in value added services revenue and revenue from interconnect.

During 2012, we generated US$991 of our service revenues from airtime charges from mobile postpaid and prepaid subscribers, including monthly contract fees and roaming fees, and roaming fees received from other mobile services operators for providing roaming services to their subscribers, or 64.3% of the total mobile operating revenues in our Ukraine segment, compared to US$1,042 million, or 68.6% of the total mobile operating revenues in 2011. The 4.9% decrease was primarily due to the decline in mobile ARPU resulting from the organic migration of high-ARPU customers to market level offers via bundled tariff plans.

During 2012, we generated US$231 of our service revenues from value added services including data revenue, or 15.0% of the total mobile operating revenues in our Ukraine segment, compared to US$199 million, or 13.1% of the total mobile operating revenues in 2011. The 16.1% increase in our value added service revenues was primarily due to an increase in the number of mobile subscribers and overall growth in the use of Internet and messaging services.

During 2012, we generated US$284 of our service revenues from interconnect, or 18.4% of the total mobile operating revenues in our Ukraine segment, compared to US$265 million, or 17.4% of the total mobile operating revenues in 2011. The 7.2% increase was primarily due to the growth in incoming traffic volume.

During 2012, we generated US$5 of other service revenues, or 0.3% of the total mobile operating revenues in our Ukraine segment, which is consistent with US$5 million, or 0.3% of the total mobile operating revenues in 2011.

Our Ukraine total mobile operating revenues also included revenues from sales of equipment and accessories and other revenues. During 2012, revenues from sales of equipment and accessories and other revenues increased to US$31 million, or 2.0% of the total mobile operating revenues in our Ukraine segment, from US$8 million, or 0.5% of the total mobile operating revenues in our Ukraine segment in 2011. The increase was primarily a result of increased sales of smartphones.

Our revenues from fixed-line services in Ukraine increased by 9% to US$133 million in 2012 from US$122 million in 2011, primarily due to an increase in the residential and FTTB revenue stream. Our revenues from fixed-line services in 2012 consisted of US$48 million generated from business operations, US$50 million generated from wholesale operations and US$35 million generated from residential and FTTB operations. Revenues from business operations, residential and FTTB operations increased by 4.4% fromUS$46 and 67.7% from US$21 in comparison with 2011, respectively, while revenue from wholesale operations decreased by 9.0% from US$55 in comparison with 2011. Wholesale revenues decreased primarily due to a lower volume of international traffic Revenue from business operations increased due to increase of number of customers with high ARPU. Revenue from residential and FTTB revenues increased due to growth in the FTTB subscriber base.

CIS

Our CIS total operating revenues increased by 10.4% to US$1,755 during 2012 from US$1,589 million during 2011. Our CIS total operating revenues consist of revenues from providing mobile services as well as fixed-line services.

In our CIS segment, revenues from mobile services increased by 12.5% to US$1,603 million during 2012 from US$1,425 million during 2011.

During 2012, we generated US$1,045 million of our service revenues from airtime charges in the CIS segment from mobile contract and prepaid subscribers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their subscribers, or 65.2% of the total mobile operating revenues in our CIS segment, compared to US$923 million, or 64.8% of the total mobile operating revenues in 2011. The 13.2% increase during 2012 compared to 2011 was primarily due to an increase in voice revenue as a result of subscriber base growth.

During 2012, we generated US$280 million of our mobile service revenues from interconnect fees in the CIS segment, or 17.5% of the total mobile operating revenues in our CIS segment, compared to US$260 million, or 18.2% of the total mobile operating revenues in the CIS segment in 2011. The 7.7% increase in 2012 compared to 2011 was primarily due to an increase in inbound traffic in all CIS countries.

During 2012, we generated US$260 million of our mobile service revenues in the CIS segment from value added services, including data revenue, or 16.2% of the total mobile operating revenues in the CIS segment, compared to US$195 million, or 13.7% of the total mobile operating revenues in the CIS segment in 2011. The 33.3% increase in 2012 compared to 2011 was primarily due to an increase in data revenue of 66.7%, which is in line with our strategy, and an increase of content revenue by 18.1%.

Our CIS total mobile operating revenues also included revenues from sales of equipment and accessories and other revenues. During 2012, revenues from sales of equipment and accessories and other revenues in our CIS segment decreased to US$18 million from US$47 during 2011 primarily due to our device strategy and efforts to increase operating efficiency.

Our CIS total operating revenues from fixed-line services decreased by 7.3% to US$152 million in 2012 from US$164 million in 2011. The decrease was primarily due to an increase in business operations and residential and FTTB revenue which was offset by a decrease in wholesale revenue. In 2012, US$41 million of CIS fixed-line revenues were generated from our business operations, US$38 million from wholesale operations and US$73 million from residential and FTTB operations. Revenues from business operations, residential and FTTB operations increased by 24.2% and 10.6% in comparison with 2011, respectively, while revenues from wholesale operations decreased by 41.5% in comparison with 2011. Business operations revenues increased primarily due to an increase of internet revenue. Wholesale operations revenues decreased primarily due to a decrease in traffic termination revenue in Armenia and Tajikistan. Residential and FTTB revenues increased primarily due an increase of internet revenue which more than offset the decrease in voice revenue.

Total Operating Expenses

Our consolidated total operating expenses increased by 8.5% to US$18,890 million during 2012 from US$17,408 million during 2011, and represented 81.9% and 85.9% of total operating revenues in 2012 and 2011, respectively. This increase was primarily due to the full year of Wind Telecom consolidation, increased dismantling of equipment in our Russia and Ukraine segments offset by a decrease in selling, general and administrative expenses in our Russia segment and a decrease the amount of impairments in 2012.

Service Costs

Our consolidated service costs increased by 9.6% to US$5,439 million during 2012 from US$4,962 million during 2011. As a percentage of consolidated total operating revenues, our service costs decreased to 23.6% during 2012 from 24.5% during 2011. The decrease was primarily due to the full year of Wind Telecom consolidation and an increase in revenues without a corresponding increase of service costs.

Cost of Equipment and Accessories

Our consolidated cost of equipment and accessories increased by 4.5% to US$693 million in 2012 from US$663 million in 2011. This increase was primarily due to the full year of Wind Telecom consolidation and increase of equipment sales in our Russia and Ukraine segments.

Selling, General and Administrative Expenses

Our consolidated selling, general and administrative expenses increased by 12.2% to US$7,161 million during 2012 from US$6,381 million during 2011. This increase was primarily due to the full year of Wind Telecom consolidation offset by a decrease in selling, general and administrative expenses in Russia segment. As a percentage of consolidated total operating revenues, our consolidated selling, general and administrative expenses decreased to 31.1% in 2012 from 31.5% in 2011.

Adjusted EBITDA and Adjusted EBITDA Margin

Our consolidated adjusted EBITDA increased by 17.7% to US$9,768 million during 2012 from US$8,298 million during 2011, primarily due to the full year of Wind Telecom consolidation.

Russia

Our Russia adjusted EBITDA increased by 6.5% to US$3,878 million during 2012 from US$3,641 million during 2011. In functional currency terms, our Russia adjusted EBITDA increased by 12.9%, primarily as a result of improved gross margin and decrease in sales, general and administrative expenses. In functional currency terms, adjusted EBITDA margin in 2012 in Russia segment was 42.2%, which is 2.1 percentage points above adjusted EBITDA margin in 2011. The increase was primarily due to a substantial decrease in selling, general and administrative expenses as a result of measures we introduced as part of our operational excellence program to reduce costs.

Europe & North America

Our Europe & North America adjusted EBITDA increased by 24.1% to US$2,658 million during 2012 from US$2,141 million during 2011, primarily due to the full year of Wind Telecom consolidation. In functional currency terms, adjusted EBITDA margin in 2012 in our Europe & North America segment was 38.0%, which is 8.2 percentage points lower than adjusted EBITDA margin in 2011, primarily due to the mandatory cut in mobile termination rates imposed by Italian authorities.

Africa & Asia

Our Africa & Asia adjusted EBITDA increased by 60.2% to US$1,741 million during 2012 from US$1,087 million during 2011, primarily due to the full year of Wind Telecom consolidation. Adjusted EBITDA margin in 2012 in our Africa & Asia segment was 46.8%, which is 6.4 percentage points above adjusted EBITDA margin in 2011. The increase was primarily due to implementation of our operational excellence program and cost saving initiatives and certain one-off charges, including provisions for corporate contingent liabilities and costs associated with the demerger of OTMT in 2011.

Ukraine

Our Ukraine adjusted EBITDA decreased by 1.6% to US$859 million during 2012 from US$873 million during 2011, primarily due to higher service cost expenses as a result of higher mobile interconnect costs driven by increased volume of outgoing off-net voice traffic and an increase in selling, general and administrative expenses due to higher technical costs as a result of increased frequency fee and inflation. In functional currency terms, adjusted EBITDA margin in our Ukraine segment in 2012 was 51.3%, which is 1.9 percentage points lower than in 2011. The decrease was primarily due to the above mentioned reasons.

CIS

Our CIS adjusted EBITDA increased by 15.5% to US$813 million during 2012 from US$703 million during 2011, primarily due to our strong performance in Uzbekistan and Kyrgyzstan and cost reduction measures as part of our ongoing operational excellence program. Our CIS adjusted EBITDA margin was 46.3% in 2012, which is 2.1 percentage points greater than in 2011. The increase was primarily due to the above mentioned reasons.

Depreciation and Amortization Expenses

Our consolidated depreciation and amortization expenses increased by 4.6% to US$5,006 million in 2012 from US$4,785 million in 2011. The increase in depreciation and amortization expenses was primarily the result of the full year of Wind Telecom consolidation, which was partly offset by the declining amortization schedule applied to intangible assets as part of the Wind Telecom acquisition.

Impairment Loss

Our consolidated impairment loss was US$386 million in 2012 in comparison with US$527 million in 2011. The impairment loss of US$344 million in 2012 primarily related to impairment of our shareholder loans to WIND Mobile Canada. In 2011 we recorded goodwill impairment of US$126 million and impairment of property and equipment of US$225 million and telecommunication licenses of US$128 million as well as other assets of US$48M primarily related to our businesses in Cambodia and Vietnam.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets increased by 127.8% to US$205 million during 2012 from US$90 million during 2011 primarily due to equipment write-offs in our Russia segment and further integration of our operating companies in our Ukraine segment.

Operating Profit

Our consolidated operating profit increased by 46.1% to US$4,171 million in 2012 from US$2,854 million in 2011 primarily as a result the full year of Wind Telecom consolidation. Our consolidated operating profit as a percentage of total operating revenues in 2012 increased to 18.1% from 14.1% in 2011, primarily as a result of the decreased service costs and selling, general and administrative expenses percentage of total operating revenues coupled with the declining amortization schedule applied to intangible assets as part of the Wind Telecom acquisition.

Other Non-operating Profits and Losses

Finance Costs and Finance Income

Our consolidated finance costs increased by 27.9% to US$2,029 million in 2012 from US$1,587 million in 2011, primarily due to the increase in financial liabilities related to the full year of Wind Telecom consolidation. Our consolidated finance income increased by 28.3% to US$154 million in 2012 from US$120 million in 2011, primarily due to the full year of Wind Telecom consolidation and related increase in financial assets earning interest income coupled with income from hedging activities.

Revaluation of previously held interest in Euroset

We recorded US$606 million in income from revaluation of previously held interest in Euroset as a result of the acquisition of the additional 0.1% interest in Euroset.

Other Non-operating Losses/(Gains)

We recorded US$75 million in other non-operating losses during 2012 compared to US$308 million in losses during 2011. The change was primarily due to losses accrued in connection with negative fair value movements of our embedded derivatives in Italy and revaluation of previously held interest in Vietnam due to a step-up acquisition in 2011.

Shares of Loss/(Profit) of Associates and Joint Ventures Accounted for Using the Equity Method

We recorded a loss of US$9 million from our equity in associates in 2012 compared to a loss of US$35 million in 2011. The change was primarily due to an increase in income from Euroset coupled with a decrease in losses from WIND Mobile in Canada.

Net Foreign Exchange (Gain)/Loss

We recorded a gain of US$70 million from foreign currency exchange in 2012 compared to a loss US$190 million foreign currency exchange loss in 2011. The gain was primarily due to revaluation of our U.S. dollar financial liabilities due to appreciation of the Euro and Russian rouble to the U.S. dollar in 2012.

Income Tax Expense

Our consolidated income tax expense increased by 54.9% to US$906 million in 2012 from US$585 million in 2011. The increase in income taxes was primarily due to the full year of Wind Telecom consolidation coupled with higher taxable profit recognized during 2012.

Our effective income tax rate was 31.4% in 2012 compared to 68.5% in 2011. The decrease in the effective income tax rate was primarily due to increased non-taxable income in 2012, mainly represented by income from revaluation of previously held interest in Euroset, coupled with the decrease in non-deductible expenses and effect of change in recognition of deferred tax asset.

Profit for the Year Attributable to the Owners of the Parent

In 2012, consolidated profit for the year attributable to the owners of the parent was US$2,145 million compared to US$543 million in 2011. The increase was primarily due to the increase in profit for the year as a result of abovementioned factors.

Profit for the Year Attributable to Non-controlling Interest

Our loss for the year attributable to non-controlling interest was US$163 million in 2012 compared to a loss of US$274 million in 2011, primarily due to net losses in our consolidated subsidiaries that are not wholly owned by us.

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

During 2011, we generated US$4,538 million of our service revenues from airtime charges from mobile postpaid and prepaid subscribers, including monthly contract fees and roaming fees, and roaming fees received from other mobile services operators for providing roaming services to their subscriber, or 60.1% of the total mobile operating revenues in our Russia segment, compared to

US$4,372 million, or 64.0% of the total mobile operating revenues in 2010. The 3.8% increase was primarily due to appreciation of the functional currency against the U.S. dollar. In functional currency terms, our voice service revenues increased by 0.1% in 2011 compared to 2010 primarily due to an increase in mobile subscribers which offset the decrease in average price per minute.

During 2011, we generated US$1,597 million of our service revenues from value added services, including data revenue, or 21.2% of the total mobile operating revenues in our Russia segment, compared to US$1,281 million, or 18.8% of the total mobile operating revenues in 2010. In U.S. dollars terms, the increase was 24.7%, while in functional currency terms, our Russia segment service revenues from value added services increased by 20.8% during 2011 compared to 2010, primarily due to an increase in mobile subscribers using internet access and overall consumption of internet services due to increasing demand for data.

During 2011, we generated US$1,152 million of our service revenues from interconnect, or 15.3% of the total mobile operating revenues in our Russia segment, compared to US$987 million, or 14.5% of the total mobile operating revenues in 2010. In U.S. dollars terms, the increase was 16.7%, while in functional currency terms, our Russia segment service revenues from interconnect increased by 12.9% during 2011 compared to 2010, primarily due to growth of inbound traffic.

Our total mobile operating revenues in our Russia segment also included revenues from sales of equipment and accessories and other revenues. During 2011, revenues from sales of equipment and accessories and other revenues increased by 43.5% to US$264 million from US$184 million during 2010 and increased to 3.5% of the total mobile operating revenues in 2011 from 2.7% in 2010. In functional currency terms, our Russia segment sales of equipment and accessories increased by 38.9% during 2011 compared to 2010, primarily as a result of active USB modems promotion.

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

During 2011, we generated US$4,315 million of revenues from mobile and fixed-line telecommunications services, including revenues from, among others, traffic, roaming revenues from our customers traveling abroad, fees and contributions from our mobile and fixed-line (including internet) businesses, or 81.8% of our revenues from services in our Europe & North America segment.

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

During 2011, we generated US$111 million of revenues from other types of services, which mainly relate to rental to third parties of advertising space on our internet portal, leased lines and access fees charged to telecom operators and penalties charged to their mobile and fixed-line customers, or 2.1% of our revenues from services in the Europe & North America segment.

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

During 2011, we generated US$2,397 million of our revenues from airtime charges in the Africa & Asia segment from mobile contract and prepaid subscribers, including monthly contract fees and roaming fees, and roaming fees received from other mobile services operators for providing roaming services to their subscribers, or 89.2% of the total operating revenues in our Africa & Asia segment, compared to US$18 million, or 81.8% of the total operating revenues in 2010. The increase during 2011 compared to 2010 was due to the acquisition of Wind Telecom’s operations in 2011.

During 2011, we generated US$7 million of our revenues from interconnect fees in the Africa & Asia segment, or 0.3% of the total operating revenues in our Africa & Asia segment, compared to US$4 million, or 18.2% of the total operating revenues in our Africa & Asia segment in 2010. The increase in 2011 compared to 2010 was due to the acquisition of Wind Telecom’s operations in Africa & Asia in April 2011.

During 2011, we generated US$180 million of our revenues in the Africa & Asia segment from value added services, including data revenue, or 6.7% of the total operating revenues in our Africa & Asia segment. There were no significant amounts in 2010. The increase in 2011 compared to 2010 was due to the acquisition of Wind Telecom’s operations in April 2011.

During 2011, we generated US$50 million of other service revenues in the Africa & Asia segment, or 1.9% of the total operating revenues in our Africa & Asia segment. These revenues are primarily generated by leasing lines, DSL and wireless internet services in Pakistan.

Our total operating revenues in the Africa & Asia segment also included revenues from sales of equipment and accessories and other revenues. During 2011, revenues from sales of equipment and accessories and other revenues were US$53 million. There were no significant amounts in 2010. The increase in 2011 compared to 2010 was due to the acquisition of Wind Telecom’s operations in April 2011.

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

During 2011, we generated US$1,042 million of our service revenues from airtime charges from mobile postpaid and prepaid subscribers, including monthly contract fees and roaming fees, and roaming fees received from other mobile services operators for providing roaming services to our subscribers, or 68.6% of the total mobile operating revenues in our Ukraine segment, compared to US$783 million, or 71.8% of the total mobile operating revenues in 2010. The 33.1% increase was primarily due to a full year of consolidation of Kyivstar’s mobile operations in 2011 in comparison with partial year consolidation in 2010 due to the acquisition of Kyivstar in April 2010, as well as due to increased use of bundled products, resulting in increased usage and revenue from voice.

During 2011, we generated US$199 million of our service revenues from value added services including data revenue, or 13.1% of the total mobile operating revenues in our Ukraine segment, compared to US$116 million, or 10.6% of the total mobile operating revenues in 2010. The 71.6% increase in our value added services revenues was primarily due to a full year of consolidation of Kyivstar’s mobile operations in 2011 in comparison with partial year consolidation in 2010 due to the acquisition of Kyivstar in April 2010, as well as increase in mobile subscribers using internet access and overall consumption of internet services due to increasing demand for data.

During 2011, we generated US$265 million of our service revenues from interconnect, or 17.4% of the total mobile operating revenues in the Ukraine segment, compared to US$185 million, or 17.0% of the total mobile operating revenues in 2010. The 43.2% increase was primarily due to a full year of consolidation of Kyivstar’s mobile operations in 2011 in comparison with partial year consolidation in 2010 due to the acquisition of Kyivstar in April 2010, as well as a result of increased incoming traffic.

During 2011, we generated US$5 million of other service revenues, or 0.3% of the total mobile operating revenues in our Ukraine segment, compared to US$2 million, or 0.2% of the total mobile operating revenues in 2010. The increase was primarily due to a full year of consolidation of Kyivstar’s mobile operations in 2011 in comparison with partial year consolidation in 2010 due to the acquisition of Kyivstar in April 2010.

Our total mobile operating revenues in our Ukraine segment also included revenues from sales of equipment and accessories and other revenues. During 2011, revenues from sales of equipment and accessories and other revenues increased to US$8 million from US$4 million during 2010 and increased to 0.5% of the total mobile operating revenues in our Ukraine segment in 2011 from 0.4% in 2010, primarily as a result of a full year of consolidation of Kyivstar’s mobile operations in 2011 in comparison with partial year consolidation in 2010 due to the acquisition of Kyivstar in April 2010, as well as increased equipment sales.

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

During 2011, we generated US$923 million of our service revenues from airtime charges in the CIS segment from mobile contract and prepaid subscribers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their subscribers, or 64.8% of the total mobile operating revenues in our CIS segment, compared to US$841 million, or 70.1% of the total mobile operating revenues in 2010. The 9.8% increase during 2011 compared to 2010 was primarily due to increase in mobile subscribers, partially offset by the decrease in mobile ARPU.

During 2011, we generated US$260 million of our mobile service revenues from interconnect fees in the CIS segment, or 18.2% of our total mobile operating revenues in our CIS mobile segment, compared to US$209 million, or 17.4% of the total mobile operating revenues in our CIS segment in 2010. The 24.4% increase in 2011 compared to 2010 was primarily due to increase in inbound traffic in all CIS countries.

During 2011, we generated US$195 million of our mobile service revenues in the CIS segment from value added services, including data revenue, or 13.7% of the total mobile operating revenues in our CIS segment, compared to US$142 million, or 11.8% of the total mobile operating revenues in our CIS segment in 2010. The 37.3% increase in 2011 compared to 2010 was primarily due to the increase in mobile subscribers using internet access and overall consumption of internet services due to increased demand for data.

Our total mobile operating revenues in the CIS also included revenues from sales of equipment and accessories and other revenues. During 2011, revenues from sales of equipment and accessories and other revenues increased to US$47 million from US$7 million during 2010 primarily due to increase in sale of devices to stimulate usage of main services

Our total operating revenues from fixed-line services in CIS increased by 6.5% to US$164 million in 2011 from US$154 million in 2010. The increase was primarily due to an increase in revenues in residential and FTTB segment. In 2011, US$33 million of CIS fixed revenues were generated from our business operations, US$65 million from wholesale operations and US$66 million from residential and FTTB operations, increasing by 3.1%, 0.0% and 15.8% in comparison with 2010, respectively. Residential and FTTB revenues increased primarily due to an increase in fixed-line broadband subscribers.

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

Adjusted EBITDA and Adjusted EBITDA Margin

Our consolidated adjusted EBITDA increased by 69.1% to US$8,298 million during 2011 from US$4,906 million during 2010, primarily due to the acquisition of Wind Telecom’s operations in April 2011.

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

Europe & North America

Our Europe & North America adjusted EBITDA was US$2,312 million during 2011. Adjusted EBITDA margin in 2011 was 41.4%.

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

Impairment Loss

Our consolidated impairment loss was US$527 million in 2011 in comparison with no such losses in 2010. The loss primarily related to our businesses in Cambodia and Vietnam. We recorded goodwill impairment of US$126 million and impairment of property and equipment of US$225 million and telecommunication licenses of US$128 million as well as other assets of US$48 million.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets increased by 83.7% to US$90 million during 2011 from US$49 million during 2010.

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

Liquidity and Capital Resources

Consolidated Cash Flow Summary

The following table shows our cash flows for the years ended December 31, 2012, 2011 and 2010 (in millions of U.S. dollars):

	Year ended December 31,
	2012	2011	2010
Consolidated Cash Flow
Net cash flows from operating activities	7,257	6,106	3,702
Net cash flows used in investing activities	(4,008)	(6,945)	(1,382)
Net cash flows (used in)/from financing activities	(587)	2,583	(2,846)
Net foreign exchange difference	(38)	(304)	22
Net increase/(decrease) in cash and cash equivalents	2,662	1,744	(544)

During the years ended December 31, 2012, 2011 and 2010, we generated positive cash flow from our operating activities and negative cash flow from investing activities. Cash flow used in financing activities was negative during 2012 and 2010, and positive in 2011. The negative cash flow used in financing activities during 2012 was mostly due to repayments of our existing debt facilities, which exceeded new borrowings. The positive cash flow from financing activities in 2011 was mostly due to increase in cash inflows from new loans and bonds issued during 2011 offset by repayments of our existing facilities and payment of dividends. The negative cash flow from financing activities during 2010 was mostly due to repayments of our existing debt facilities, which exceeded new borrowings, and payment of dividends and purchase of treasury stock.

As of December 31, 2012, we had negative working capital of US$2,421 million, compared to negative working capital of US$3,074 million as of December 31, 2011. Working capital is defined as current assets less current liabilities. The change in our working capital as of December 31, 2012 compared to December 31, 2011 was mainly due to increased cash and cash equivalents as a result of improved working capital management coupled with the decreased capital expenses. Our working capital is monitored on a regular basis by management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Current financial liabilities payments are split during the twelve month period following December 31, 2012, and the majority of our current financial liabilities will become due in the second quarter of 2013. Our management expects to make these payments as they become due. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our present requirements.

Operating Activities

During 2012, net cash flows from operating activities were US$ 7,257 million, a 18.9% increase over the US$ 6,106 million of net cash flows from operating activities during 2011. The increase in net cash flows from operating activities was primarily due to the full year of Wind Telecom consolidation and improvements in working capital.

During 2011, net cash flows from operating activities was US$6,106 million, a 64.9% increase over the US$3,702 million of net cash flows from operating activities during 2010. The increase in net cash flows from operating activities during 2011 as compared to 2010 was primarily the result of the consolidation of Wind Telecom operations in April 2011.

Financing Activities

During 2012, we repaid approximately US$ 3,650 million of indebtedness and raised approximately US$ 3,094 million. As of December 31, 2012, the principal amounts of our external indebtedness for bank loans, bonds, equipment financing, and loans from others amounted to approximately US$27.0 billion, compared to US$ 26.8 billion as of December 31, 2011.

During 2011, we repaid approximately US$6,581 million of indebtedness and raised US$10,389 million, including funds to finance and refinance the Wind Telecom acquisition. As a result of the acquisition of Wind Telecom, our indebtedness significantly increased.

The following table provides a summary of our outstanding indebtedness with an outstanding principal balance exceeding US$30.0 million as of December 31, 2012. Many of the agreements relating to this indebtedness contain various covenants, including change of control restrictions and financial covenants. In addition, certain of these agreements subject our subsidiaries to restrictions on their ability to pay dividends or repay debts to us. Wind Italy Group indebtedness is paid from cash flow generated by Wind Italy businesses, VimpelCom Ltd. and other members of the VimpelCom Group have no obligations for any payments on any Wind Italy Group indebtedness. For additional information on this indebtedness, please refer to the notes to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For information relating to our outstanding indebtedness subsequent to December 31, 2012, see “—Recent Financing Activities” below. For a description of some of the risks associated with certain of our indebtedness, please refer to the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial leverage and debt service obligations may materially adversely affect our cash flow,” “—Covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations,” and “—We may not be able to raise additional capital.”

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom Holdings B.V.	Notes	3 month LIBOR plus 4.0%	US$200.0	June 29, 2014	OJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	6.2546%(1)	US$500.0	March 1, 2017	OJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	7.5043%(2)	US$1,500.0	March 1, 2022	OJSC VimpelCom	None

OJSC VimpelCom	Loan from Sberbank	9.00%	US$2,314.1 (RUB 70,285.7)	April 11, 2018	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland Limited (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.748%	US$1,000.0	February 2, 2021	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$1,000.0	April 30, 2018	None	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	8.375%	US$800.6	April 30, 2013	None	None

OJSC VimpelCom	RUB denominated bonds	8.85%	US$823.1 (RUB 25,000.0)	March 8, 2022(3)	None	None

OJSC VimpelCom	Loan from VC-Invest (funded by the RUB denominated bonds by VC-Invest)	8.3%	US$658.5 (RUB 20,000.0)	October 13, 2015	OJSC VimpelCom	None

OJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	US$600.0	May 23, 2016	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	6.493%	US$500.0	February 2, 2016	None	None

OJSC VimpelCom	Loan from VC-Invest (funded by the RUB denominated bonds by VC-Invest)	9.25%	US$329.2 (RUB 10,000.0)	July 19, 2013	OJSC VimpelCom	None

OJSC VimpelCom	RUB denominated bonds	8.85%	US$329.2 (RUB 10,000.0)	March 14, 2022(4)	None	None

OJSC VimpelCom	Loan from Sberbank	9.25%	US$164.6 (RUB 5,000.0)	April 30, 2013	None	None

OJSC VimpelCom	Loan from VC-Invest (funded by the RUB denominated bonds by VC-Invest)	7.4%	US$329.2 (RUB 10,000.0)	July 8, 2014	OJSC VimpelCom	None

OJSC VimpelCom	Loan from Sberbank	9.25%	US$73.6 (RUB 2,235.8)	February 13, 2013	None	None

OJSC VimpelCom	Loan from Sberbank	8.75%	US$252.8 (RUB 7,679.7)	December 16, 2015	None	None

OJSC VimpelCom	Loans from HSBC Bank PLC	3 month MosPRIME plus 1.05%	US$135.8 (RUB 4,124.4)	November 30, 2017	EKN	None

OJSC VimpelCom	Loans from Unicredit Bank AG	AB SEK Rate plus 0.75%	US$77.3	June 15, 2016	EKN	None

OJSC VimpelCom	Loan from Cisco Systems Finance International	7.95%	US$39.4 (RUB 1,196.1)	February 15, 2015	None	None

OJSC VimpelCom	Loan from HSBC Bank PLC and Nordea Bank AB (publ)	3 month MosPRIME plus 1.00%	US$195.0 (RUB 5,923.4)	April 30, 2019	EKN	None

WIND Telecomunicazioini S.p.A.	Senior facilities				All tranches:	All tranches:

Borrower	Type of debt/ lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
	Deutsche Bank A.G., Credit Suisse A.G., Banca IMI S.p.A, BNP Paribas, the Royal Bank of Scotland, Citigroup, Crédit Agricole Corporate and Investment Bank, Goldman Sachs International, J.P. Morgan plc, Morgan Stanley Bank International Limited, Natixis, S.A. and UniCredit S.p.A. With Banca Nazionale del Lavora S.p.A., Gruppo BNP Paribas, Crédit Agricole Corporate and Investment Bank, Milan Branch, and The Royal Bank of Scotland plc, Milan Branch, as Original Lenders	EURIBOR + 4.0% (6) EURIBOR + 4.25% EURIBOR + 4.50%	US$1,207.1 (€915.0) US$1,759.7 (€1,333.9) US$898.6 (€681.1)	November 26, 2016 November 26, 2017 November 26, 2017	Wind Telecomunicazioini S.p.A.	Shares in Wind Telecomunicazioini S.p.A.

WIND Telecomunicazioini S.p.A	Debt vs Italian Government (LTE)	Rendistato+1.0%	US$427.5 (€324.0)	October 3, 2016		Bank guarantees

WIND Telecomunicazioini S.p.A	Annuity loans several lender unwound swaps	1.09%-7.68%	US$213.5 (€161.9)	September 26, 2016	None	None

WIND Telecomunicazioini S.p.A	Revolving Credit Facility	EURIBOR + 4.0%	US$131.9 (€100.0)	January 28, 2013	Wind Telecomunicazioini S.p.A.	Shares in Wind Telecomunicazioini S.p.A.

WIND Acquisition Finance S.A.	Senior Secured Notes	7.375%	US$2,572.6 (€1,950)	February 15, 2018	Both tranches:	Wind Acquisition Finance S.A.
	Senior Secured Notes	7 1/4%	US$1,700.0	February 15, 2018	Wind Telecomunicazioini S.p.A.

WIND Acquisition Holdings Finance S.A.	Senior Notes	12 1/4%	US$582.7 (€441.7)	July 15, 2017	Wind Acquisition Holdings Finance S.p.A.	Wind Acquisition Holdings Finance S.A.
	Senior Notes	12 1/4%	US$849.4	July 15, 2017
Wind Acquisition Finance S.A.	Senior Notes	11 3/4%	US$1,649.1 (€1,250.0)	July 15, 2017	Wind Telecomunicazioini S.p.A	Wind Acquisition Finance S.A.
	Senior Notes	11 3/4%	US$2,000.0	July 15, 2017	Wind Telecomunicazioini S.p.A

Pakistan Mobile Communications Limited (“PMCL”)	Syndicated loan via MCB Bank Limited	6 months KIBOR + 1.3%	US$113.6 (PKR11,030.0)	January 4, 2014	None	PMCL

PMCL	Syndicated loan via MCB Bank Limited	3 months KIBOR + 2.65%	US$45.1 (PKR4,377.4)	October 13, 2016	None	PMCL
PMCL	Notes	8.625%	US$112.2	November 14, 2013	None	None

PMCL	Notes	6 months KIBOR + 1.65%	US$37.3 (PKR3,622.6)	October 28, 2013	None	None

Orascom Telecom Bangladesh Limited (“OTBL”)	Syndicated Facility Standard Chartered Bank	15.5%	US$ 73.9 (BDT 5,895.4)	December 13, 2013	None	None

OTBL	Senior notes	13.5%	US$53.2 (BDT4,242.0)	June 30, 2014	None	Shares of OTBL and other interests

OTBL	Loan from Huawei	6 months LIBOR + 2.9%	US$35.1	3.5 years from shipment date	OTH	Shares of OTBL and other interests

OTA	Loan from Hermes	3 months LIBOR + 0.6%	US$46.6	November 15, 2013	None	Pledge of OTA business and bank account

Other loans, equipment financing and capital lease obligations	–	–	US$654(5)	–	–	–

(1)	Effective from June 29, 2011, this fixed interest rate was subject to interest rate swap arrangements to effectively swap the fixed interest rate for a floating interest rate based on three-month U.S. dollar LIBOR. The weighted average spread over LIBOR for the notes was 4.187%. In August 2012, we unwound our interest rate swaps related to these notes, resulting in a reduction of the effective interest rate on the notes due March 2017 of approximately 1.5%. As a result of the unwind, the company received a cash amount of approximately US$35 million including accrued interest
(2)	Effective from June 29, 2011, this fixed interest rate was subject to interest rate swap arrangements to effectively swap the fixed interest rate for a floating interest rate based on three-month U.S. dollar LIBOR. The weighted average spread over LIBOR for the notes was 4.375%. In August 2012, we unwound our interest rate swaps related to a principal amount of US$1,300 million of these notes, and in November 2012 we unwound the interest rate swaps related to the remaining US$200 million principal amount, resulting in a reduction of the effective interest rate on these notes of approximately 2.0%. As a result of the unwinds, the company received a cash amount of approximately US$218 million including accrued interest.
(3)	These bonds are subject to an investor put option at March 17, 2015.
(4)	These bonds are subject to an investor put option at March 23, 2015.
(5)	This amount excludes a principal amount of US$20.5 million of debt owed by our Cambodian subsidiary Sotelco under equipment finance facilities from China Construction Bank, which are guaranteed by Sinosure (the Chinese export credit agency) and OJSC VimpelCom. These facilities bear interest at a rate of LIBOR plus 2.1% and mature in June 2016. Sotelco is classified as held for sale in our audited condensed consolidated financial statements as of December 31, 2012, and therefore its assets and liabilities are not included in our statement of financial position as of December 31, 2012.
(6)	Interest on the all tranches of the senior facility is based on EURIBOR for loans in euros and LIBOR for loans in any other currency. Also interest rate margins may be reduced based on specified improvement in leverage ratios.

WIND Italy owed to hedging banks approximately €296.0 million for deferred repayment of the fair value of the derivatives instruments (on termination and close out) which were hedging the WIND Italy obligations that were repaid through the two financings completed in November 2010 (as set out in the table above). The obligation is payable in semi-annual installments and matures in September 2016. The amount outstanding as of December 31, 2012, was approximately €161.9 million (the equivalent of approximately US$ 213.5 million as of December 31, 2012 at the exchange rate provided by Bloomberg Finance L.P.).

On February 2, 2012, OJSC VimpelCom signed a loan facility agreement with CISCO Systems Finance International. The loan was a ruble denominated export credit facility for a total amount of RUB 1,550 million (the equivalent of approximately US$ 51 million as of February 2, 2012 at the exchange rate provided by Central Bank of Russia). The facility is to finance equipment provided to OJSC VimpelCom by CISCO on a reimbursement basis. The facility bears interest at a rate of 7.95% per annum. On March 2, 2012, OJSC VimpelCom drew down RUB 1,550 million (the equivalent of approximately US$ 53 million as of March 2, 2012 at the exchange rate provided by Central Bank of Russia).

On March 20, 2012, OJSC VimpelCom issued Russian ruble–denominated bonds, in an aggregate principal amount of RUB 25,000 million (the equivalent of approximately US$ 856 million as of March 20, 2012 at the exchange rate of Central Bank of Russia). The bonds have a ten–year maturity with a put option in 3 years and bear an annual interest rate of 8.85%. Interest will be paid semi-annually.

On March 26, 2012, OJSC VimpelCom issued Russian ruble–denominated bonds, in an aggregate principal amount of RUB 10,000 million (the equivalent of approximately US$ 340 million as of March 26, 2012 at the exchange rate of Central Bank of Russia). The bonds have a ten–year maturity with a put option in 3 years and bear an annual interest rate of 8.85%. Interest will be paid semi-annually.

On April 13, 2012, Wind Telecom prepaid its term loan A maturities for 2012 and 2013 for an amount of EUR 500 million (the equivalent of approximately US$ 654 million as of April 13, 2012 at the exchange rate provided by Bloomberg Finance L.P.). Concurrently, its subsidiary Wind Acquisition Finance S.A. (“WAF”) issued EUR 200 million (the equivalent of approximately US$ 262 million as of April 13, 2012 at the exchange rate provided by Bloomberg Finance L.P.) 7 3/8% Senior Secured Notes due 2018 and US$ 400 million 7 1/4% Senior Secured Notes due 2018 (together, the “Additional Notes”). The Additional Notes were issued under the indenture dated November 26, 2010 pursuant to which EUR 1,750 million (the equivalent of approximately US$ 2,289 million as of April 13, 2012 at the exchange rate provided by Bloomberg Finance L.P.) of 7 3/8% Senior Secured Notes due 2018 and US$ 1,300 million of 7 1/4% Senior Secured Notes due 2018 were issued. The Additional Notes are guaranteed by Wind Italy. The proceeds of the offering were used, in part, on April 20, 2012 to repay EUR 250 million (the equivalent of approximately US$ 331 million as of April 20, 2012 at the exchange rate provided by Bloomberg Finance L.P.) of indebtedness related to an outstanding bridge loan entered into in October 2011 in relation to the LTE spectrum purchase. On September 27, 2012, the last part of this bridge loan of EUR 250 million (the equivalent of approximately US$ 323 million as of September 27, 2012 at the exchange rate provided by Bloomberg Finance L.P.) was repaid.

On April 20, 2012, OJSC VimpelCom repaid RUB 10,000 million (the equivalent of approximately US$ 339 million as of April 20, 2012 at the exchange rate of Central Bank of Russia). owed to Sberbank pursuant to a one-year non-revolving loan facility, which was signed and drawn down in December 2011.

On October 9, 2012, OJSC VimpelCom signed a facility agreement with HSBC Bank PLC and Nordea Bank AB (publ) for a Russian rouble denominated Swedish export credit facility supported by EKN, for a total principal amount of the Russian rouble equivalent of US$ 200 million. The purpose of the facility is to finance equipment and services provided to OJSC VimpelCom by Ericsson on a reimbursement basis. The facility bears interest at a rate of MosPRIME (Moscow indicative independent interbank offered rate) plus 1.00% p.a. On October 23, 2012, OJSC VimpelCom drew down RUB 6,151 million (the equivalent of approximately US$ 199 million as of October 23, 2012 at the exchange rate of Central Bank of Russia).

On December 20, 2012, VimpelCom Amsterdam B.V. entered into a term loan facility in an amount up to US$500.0 million with China Development Bank Corporation as lender, bearing interest at a rate of LIBOR plus a margin of 3.30%, to finance equipment purchases by subsidiaries of VimpelCom Amsterdam B.V. from Huawei Technologies Company Limited and its affiliates. OJSC VimpelCom has guaranteed VimpelCom Amsterdam B.V.’s payment obligations under this facility.

On February 6, 2013, VimpelCom Holdings B.V. issued three series of Eurobonds for which the proceeds were received on February 13, 2013: US$ 1,000 million at 5.95% maturing on February 13, 2023, US$ 600 million at 5.20% maturing on February 13, 2019 and RUB 12,000 million (the equivalent of approximately US$ 398 million as of February 13, 2013 at the exchange rate of Central Bank of Russia) at 9.00% maturing on February 13, 2018. The proceeds will be used for repaying existing indebtedness of OJSC VimpelCom and for other general corporate purposes.

We may from time to time seek to purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Investing Activities

Our investing activities included payments related to the purchase of equipment, frequency permissions and licenses, capitalized customer acquisition costs, software and other assets as a part of the ongoing development of our mobile networks and fixed-line business. In 2012, our total payments for purchases of property and equipment, intangible assets, software and other assets were approximately US$ 3,886 million compared to US$ 6,260 million during 2011.

On December 6, 2012, we acquired an additional 0.1% of Euroset Holding N.V., thereby increasing our ownership interest in Euroset to 50.0%. We also amended the terms of our shareholding in Euroset to increase our governance rights. As part of the same transaction, Lefbord Investments Limited, a Cyprus company owned by Megafon and Garsdale Services Investment Ltd., a BVI Company, beneficially owned by A. Usmanov, purchased the other 50.0% of Euroset Holding N.V. from Alpazo Limited, a Cyprus company.

Acquisitions and Dispositions

Our significant acquisitions and dispositions during the three years ended December 31, 2012 are summarized below.

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

In April 2012, VimpelCom signed an agreement to sell its entire indirect 49% minus one share stake in GTEL Mobile to GTEL Transmit, a related party of GTEL. Under the terms of the agreement, GTEL Transmit will pay cash consideration of US$45 million upon satisfaction of certain conditions precedent. Upon completion of the sale, VimpelCom will have no further obligations or liabilities to GTEL or GTEL Mobile. Additionally, GTEL Mobile has discontinued the use of the Beeline trademark after a six-month transition period.

Future Liquidity and Capital Requirements

Telecommunications service providers require significant amounts of capital to construct networks and attract subscribers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.

Our capital expenditures include purchases of new licenses, equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the noncurrent assets, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures. During 2012, our capital expenditures were approximately US$ 4,156 million compared to approximately US$ 6,350 million during 2011 and approximately US$ 2,224 million during 2010. The decrease in capital expenditure in 2012 compared to 2011 was mainly due to investment of LTE frequencies in Italy and Uzbekistan and 2G license renewal in Bangladesh in 2011 as well as decreased capital expenditures in Russia. The increase in capital expenditure in 2011 compared to 2010 was mainly due to capital expenditures in acquired businesses of Wind Telecom in April 2011, investments related to the LTE frequencies in Italy and 2G license renewal in Bangladesh, as well as increased capital expenditures in Russia. Our capital expenditures do not include investments made through acquisition of interests in other entities.

Our management expects our total capital expenditures (excluding acquisitions and payments for licenses) in 2013 to be approximately 21% of our 2013 consolidated total operating revenues. We expect that our capital expenditures in 2013 will mainly consist of the maintenance of our existing networks as well as the increase of capacity due to data traffic growth and 3G and LTE rollouts. In the years ended December 31, 2012, 2011 and 2010, our capital expenditures were 17.9%, 31.3% and 21.1% of our consolidated total operating revenues, respectively. The actual amount of our capital expenditures (excluding acquisitions) for 2013 will depend on market development and our performance.

Our management anticipates that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	cash we currently hold;

•	operating cash flows;

•	export credit agency guaranteed financing;

•	borrowings under bank financings, including credit lines currently available to us;

•	syndicated loan facilities; and

•	debt financings from international and local capital markets.

Our management believes that funds from a number of these sources will be sufficient to meet our projected capital requirements for the next twelve months. As of the date of this Annual Report on Form 20-F, we had US$1,884 million available to us under existing credit lines.

Our management expects positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets. The actual amount of debt financing that we will need to raise will be influenced by our financing needs, the actual pace of traffic growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. For related risks, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial leverage and debt service obligations may materially adversely affect our cash flow,” “—Covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations,” and “—We may not be able to raise additional capital.”

Contractual Obligations

As of December 31, 2012, we had the following contractual obligations, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancellable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements. For information relating to our outstanding indebtedness subsequent to December 31, 2012, see “—Financing Activities” above.

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations(1)
Bank loans and bonds(2)	35,749	4,210	8,184	14,366	8,989
Equipment financing(2)	680	228	264	140	48
Loans from others(2)	240	109	107	24	—
Capital lease obligations	164	25	40	41	58
Non-cancellable lease obligations	822	244	165	138	275
Purchase obligations(3)	659	659	—	—	—
Other long-term liabilities	—
Total	38,314	5,475	8,760	14,709	9,370

(1)	Debt payments could be accelerated upon violation of debt covenants.
(2)	Obligations for bank loans and bonds, equipment financing and loans from others represent anticipated future cash flows, including interest. For further information on interest rates on our long-term debt, see “—Financing Activities” above. Loans from UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd., respectively) are included under long-term debt.
(3)	Purchase obligations primarily include our material contractual legal obligations for the future purchase of equipment and intangible assets. On March 31, 2011, OJSC VimpelCom and Apple signed an amendment to the agreement to purchase iPhones. Under the amendment, 958,540 iPhone handsets (being the difference between 1,500,000 iPhone handsets per the original agreement and the amount actually purchased by OJSC VimpelCom from Apple through March 31, 2011) should be purchased starting April 1, 2011 and before March 31, 2013. If OJSC VimpelCom does not comply with newly agreed schedule and certain other terms of amendments, then according to the agreement it could become liable for the shortfall in orders of iPhone handsets that existed as of March 31, 2011, less any iPhone units actually purchased by OJSC VimpelCom after this date. As of December 31, 2012, OJSC VimpelCom had not purchased all of the handsets that it was required to purchase in accordance with the agreed schedule. Our purchase obligations do not include our obligation to purchase iPhones under our agreement with Apple as we are unable to estimate the amount of such obligation.

Other than the debt obligations described above under “—Financing Activities,” we have not had any material changes outside the ordinary course of our business in the specified contractual obligations.

Basis of Presentation of Financial Results

VimpelCom Ltd. maintains its records and prepares its statutory financial statements in accordance with Dutch law and tax legislation. Our subsidiaries outside of the Netherlands record and prepare their statutory financial statements in accordance with local accounting principles and tax legislation and in accordance with IFRS, were applicable. Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. They differ from our financial statements issued for statutory purposes that are prepared on a stand-alone legal entity basis (unconsolidated) in accordance with IFRS, as endorsed by the European Union. The principal differences relate to:

•	consolidation procedures and business combinations;

•	investments in subsidiaries that are stated at net asset value.

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

Certain Factors Affecting Our Financial Position and Results of Operations

Our financial position and results of operations for the three years ended December 31, 2012 as reflected in our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F have been influenced by the following additional factors:

Inflation

As our biggest market, Russia has experienced periods of high levels of inflation since the early 1990s. In 2006, we introduced a number of Russian ruble-denominated tariff plans, which could expose us to additional inflationary risk. Please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Markets—Sustained periods of high inflation may materially adversely affect our business.” Inflation affects the purchasing power of our mass market subscribers, as well as corporate clients. For the years ended December 31, 2012, 2011 and 2010, Russia’s inflation rates were 6.6%, 6.1 % and 8.8%, respectively. For Italy, inflation was 1.9% for the year ended December 31, 2012. For the years ended December 31, 2012, 2011 and 2010, inflation rates in Ukraine were -0.2%, 4.6% and

9.1%, respectively, in Kazakhstan 6.0%, 7.4% and 7.8%, respectively, in Uzbekistan 3.3%, 4.5% and 12.1%, respectively, in Armenia 3.2%, 4.7% and 9.4%, respectively, in Tajikistan were 6.5%, 9.3% and 13.1%, respectively, in Georgia were -1.4%, 6.0% and 11.2%, respectively, in Kyrgyzstan 7.5%, 5.7% and 8% respectively, and in Cambodia 1.6%, -0.7% and 4.0%, respectively. For Algeria, Pakistan, Bangladesh, Burundi, CAR and Laos inflation rates for the year ended December 31, 2012 were 9.1%,7.4%,7.8%,11.7%,5.6%, and 3.4%, respectively.

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

Russia

The national currency of Russia is the Russian ruble. We have determined that the functional currency for Russia is the Russian ruble. As of December 31, 2012, 2011 and 2010, the official Central Bank of Russia Russian ruble-U.S. dollar exchange rates were 30.37, 32.20 and 30.48 Russian rubles per U.S. dollar, respectively. During 2012, the average Russian ruble-U.S. dollar exchange rate was 5.8 % higher than the average Russian ruble-U.S. dollar exchange rate during 2011. During 2011, the average Russian ruble-U.S. dollar exchange rate was 3.3% lower than the average Russian ruble-U.S. dollar exchange rate during 2010.

Europe & North America

Italy

We have determined that the functional currency of Wind Italy is the euro. As of December 31, 2012 and 2011, the euro-U.S. dollar exchange rate was 0.76 and 0.77 euro per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2012 the average euro-U.S. dollar exchange rate was 8.3% higher than the average euro-U.S. dollar exchange rate during 2011.

Africa & Asia

Pakistan

The national currency of Pakistan is the Pakistani rupee. As of December 31, 2012 and 2011 the Pakistani rupee-U.S. dollar exchange rate was 97.14 and 89.95 Pakistani rupee per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2012 the average Pakistani rupee-U.S. dollar exchange rate was 8.2 % higher than the average Pakistani rupee-U.S. dollar exchange rate during 2011.

Bangladesh

The national currency of Bangladesh is the Bangladeshi taka. As of December 31, 2012 and 2011, the Bangladeshi taka—U.S. dollar exchange rate was 79.78 and 81.83 Bangladeshi taka per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2012 the average Bangladeshi taka—U.S. dollar exchange rate was 10.5 % higher than the average Bangladeshi taka-U.S. dollar exchange rate during 2011.

Cambodia

We have determined that the functional currency of our subsidiary in Cambodia is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company.

Algeria

The national currency of Algeria is the Algerian dinar. As of December 31, 2012 and 2011, the Algerian dinar-U.S. dollar exchange rate was 78.94 and 75.33 Algerian dinar per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2012, the average Algerian dinar—U.S. dollar exchange rate was 6.7% higher than the average Algerian dinar-U.S. dollar exchange rate during 2011.

Ukraine

The national currency of Ukraine is the Ukrainian hryvnia. We have determined that the functional currency of our subsidiary in Ukraine is the Ukrainian hryvnia, as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. As of December 31, 2012 and 2011, the official National Bank of Ukraine hryvnia—U.S. dollar exchange rates were 7.993, 7.990 and 7.962 Ukrainian hryvnia per U.S. dollar, respectively. During 2012 the average Ukrainian hryvnia—U.S. dollar NBU exchange rate was 0.3% higher than the average Ukrainian hryvnia-U.S. dollar NBU exchange rate during 2011. During 2011 the average Ukrainian hryvnia-U.S. dollar exchange rate was 3.5% higher than the average hryvnia-U.S. dollar exchange rate during 2010.

CIS

Kazakhstan

The national currency of the Republic of Kazakhstan is the Kazakh tenge. We have determined that the functional currency of our subsidiary in Kazakhstan is the Kazakh tenge, as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. As of December 31, 2012, 2011 and 2010, the official National Bank of Kazakhstan tenge-U.S. dollar exchange rates were 150.74, 148.40 and 147.50 Kazakh tenge per U.S. dollar, respectively. During 2012 the average Kazakh tenge-U.S. dollar exchange rate was 1.7% higher than the average Kazakh tenge-U.S. dollar exchange rate during 2011. During 2011 the average Kazakh tenge-U.S. dollar exchange rate was 0.5 % lower than the average Kazakh tenge-U.S. dollar exchange rate during 2010.

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

Armenia

The national currency of Armenia is the Armenian dram. We have determined that the functional currency of our subsidiary in Armenia is the Armenian dram, as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. As of December 31, 2012, 2011 and 2010, the official Central Bank of Armenia Armenian dram—U.S. dollar exchange rates were 403.58, 385.77 and 363.44 Armenian drams per U.S. dollar, respectively. During 2012 the average Armenian dram-U.S. dollar exchange rate was 7.9% higher than the average Armenian dram—U.S. dollar exchange rate during 2010. During 2011 the average Armenian dram – U.S. dollar exchange rate was 0.3 % lower than the average Armenian dram-U.S. dollar exchange rate during 2010.

Georgia

The national currency of Georgia is the Georgian lari. We have determined that the functional currency of our subsidiary in Georgia is the Georgian lari, as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. As of December 31, 2012, 2011 and 2010, the official Georgian lari—U.S. dollar exchange rates were 1.66, 1.67 and 1.77 lari per U.S. dollar, respectively. During 2012, the average Georgian lari—U.S. dollar exchange rate was 2.1% lower than the average Georgian lari – U.S. dollar exchange rate during 2011. During 2011, the average Georgian lari—U.S. dollar exchange rate was 5.6% lower than the average Georgian lari—U.S. dollar exchange rate during 2009.

Kyrgyzstan

The national currency of Kyrgyzstan is the Kyrgyz som. We have determined that the functional currency of our subsidiary in Kyrgyzstan is the Kyrgyz som, as it reflects the economic substance of the underlying events and circumstances of the company. The Kyrgyz som is not a convertible currency outside Kyrgyzstan. As of December 31, 2012, 2011 and 2010, the official Kyrgyz som—U.S. dollar exchange rate were 47.40, 46.48, 47.10 som per U.S. dollar, respectively. During 2012, the average Kyrgyz som—U.S. dollar exchange rate was 1.9% higher than the average Kyrgyz som—U.S. dollar exchange rate during 2011. During 2011, the average Kyrgyz som-U.S. dollar exchange rate was 0.4% higher than the average Kyrgyz som—U.S. dollar exchange rate during 2010.

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

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

As of March 15, 2013, the members of our supervisory board and management board were as follows:

Name	Age(2)	Position

Alexey M. Reznikovich	44	Chairman of Supervisory Board

Jon Fredrik Baksaas	58	Director

Andrei Baranov	44	Director

Mikhail M. Fridman	48	Director

Kjell-Morten Johnsen	45	Director

Dr. Hans-Peter Kohlhammer	66	Director

Leonid R. Novoselsky	43	Director

Ole Bjørn Sjulstad	51	Director

Sergei Tesliuk	34	Director

Jo Lunder(1)	51	Group Chief Executive Officer

Cornelis Hendrik van Dalen(1)	60	Group Chief Financial Officer

Jan Edvard Thygesen(1)	61	Group Deputy Chief Executive Officer and Group Chief Operating Officer

Jeffrey D. McGhie(1)	43	Group General Counsel & Chief Corporate Affairs Officer

Mikhail Gerchuk(1)	40	Group Chief Commercial and Strategy Officer

Romano Righetti(1)	51	Group Chief Regulatory Officer

Phillip Tohmé(1)	46	Group Chief Technology Officer

Anja Uitdehaag(1)	51	Group Director Human Resources

Anton Kudryashov(1)	45	Head of the Russia Business Unit

Igor V. Lytovchenko(1)	46	Head of the Ukraine Business Unit

Dmitry G. Kromskiy(1)	51	Head of the CIS Business Unit

Ahmed Abou Doma(1)	44	Head of Africa & Asia Business Unit

Maximo Ibarra(1)	44	Head of Italy

Taras Parkhomenko(1)	38	Head of Kazakhstan

(1)	Management board member.
(2)	As of March 15, 2013.

The members of our current supervisory board were elected at the December 21, 2012 annual general meeting of shareholders, or the “2012 AGM,” in accordance with our bye-laws. The members of our current supervisory board will serve until the next annual general meeting, unless any members are removed from office or their offices are vacated in accordance with our bye-laws.

Supervisory Board

Alexey M. Reznikovich has been Chairman of the VimpelCom Ltd. supervisory board since December 2012 and a director of VimpelCom Ltd. since April 2010. He also serves as chairman of VimpelCom Ltd.’s compensation committee. Mr. Reznikovich was a member of the board of directors of OJSC VimpelCom from May 2002 until April 2010. Mr. Reznikovich has been Chief Executive Officer of LLC Altimo since April 2005. He has been a director of the Alfa Group, Altimo Holdings’ parent company, since 2002, with overall responsibility for business development and management supervision of the Group’s assets. Mr. Reznikovich was a director of Golden Telecom from May 2007 until February 2008. In 2001, Mr. Reznikovich founded EMAX, a new business venture to develop Internet centers in Russia and has been a director of EMAX and of CAFEMAX, an Internet café chain, since February 2001. From December 1998 to 2000, Mr. Reznikovich was a partner at McKinsey & Co. Prior to his time at McKinsey, Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld in the United States. He graduated from the Economics Faculty of the Moscow State University and received an M.B.A. from Georgetown University in the United States and INSEAD in France.

Jon Fredrik Baksaas has been a director of VimpelCom Ltd. since November 30, 2011, and before his current term, he served as a director of VimpelCom Ltd. from April 2010 to June 2011. Mr. Baksaas has served as the President and Chief Executive Officer of Telenor ASA since June 2002, chairman of the board of directors of Telenor Mobile Holdings AS since 2002, chairman of the board of directors of Telenor Business Partner Invest since 2001, a member of the board of Svenska Handelsbanken AB since 2003 and a member of the board of GSM Association since January 2009. Before joining Telenor in 1989, Mr. Baksaas served as the Chief Financial Officer of Aker AS, Chief Financial Officer of Stolt-Nielsen Seaway and held finance-related positions in Det Norske Veritas in Norway and Japan. Mr. Baksaas holds a Masters of Science degree from the Norwegian School of Economics and Business Administration in Bergen, Norway, and additional qualifications from the International Institute for Management Development in Lausanne, Switzerland.

Andrei Baranov has been a director of VimpelCom Ltd. since June 2011 and a director of OJSC VimpelCom since 2011. He also serves as chairman of VimpelCom Ltd.’s finance and strategy committee and business review committee and is a member of its nominating and corporate governance committee. Mr. Baranov has served as a managing director at Altimo since June 2011. He is currently a member for the board of directors of AlfaBank Holding Group, AlfaBank Ukraine and AlfaStrahovanie. From 2002 until 2011, Mr. Baranov was a managing partner of Princeton Partners Group where he managed over 30 projects in Russia and the CIS in strategy, development, corporate restructuring, post-merger management and other initiatives. From 1999 until 2002, Mr. Baranov worked in the New Jersey office of McKinsey and Co., in 1999 at Merrill Lynch in New York, from 1996 to 1997 at Princeton Consultants and from 1992 to 1996 at International Commodity Traders. In addition, Mr. Baranov has served in the past as a member of the board of directors of several companies, including of Volga-Dnepr, Russian Fitness Group, Metinvest and DTEK. Mr. Baranov received a degree from the Tajik State University in Theoretical Physics, a degree in International Business from the Moscow Higher School of Commerce and an MBA from the Wharton School of the University of Pennsylvania.

Mikhail M. Fridman has been a director of VimpelCom Ltd. since April 2010. Mr. Fridman was a member of the board of directors of OJSC VimpelCom from July 2001 until April 2010. He currently serves as a member of the board of directors of OJSC Alfa-Bank, as well as Chairman of the supervisory board of the Alfa Group Consortium. Mr. Fridman also serves as a member of the Supervisory Board of X5 RETAIL GROUP N.V., and has served as Chairman of the board of directors of TNK—BP Limited since 2003. He is a member of the Public Chamber of the Russian Federation. Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Altimo and X5 RETAIL GROUP N.V. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal Metallurgical Works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.

Kjell-Morten Johnsen has been a director of VimpelCom Ltd. since June 2011 and a director of OJSC VimpelCom since June 2007. Mr. Johnsen is a member of VimpelCom Ltd.’s compensation committee. Mr. Johnsen was appointed Executive Vice President of Telenor’s European Operations in May 2012. From March 2009 to May 2012, Mr. Johnsen was Chief Executive Officer of Telenor Serbia. Before his appointment in Serbia, Mr. Johnsen served as Senior Vice President of Telenor Central & Eastern Europe and Head of Telenor Russia from February 2006. From 2001 to 2006, Mr. Johnsen worked as Vice President of Telenor Networks with responsibility for Telenor ASA’s fixed-line activities in Russia and the CIS. From 1996 to 2000, Mr. Johnsen worked with Norsk Hydro, where he held executive positions both as country manager in Ukraine and as manager at the regional headquarters for the CIS, Africa and Latin America, which was based in Paris. Mr. Johnsen served as a member of Golden Telecom, Inc.’s board of directors from December 2003 to February 2008. Mr. Johnsen has an M.B.A. in Strategic Management from the Norwegian School of Economics and Business Administration.

Dr. Hans-Peter Kohlhammer has been a director of VimpelCom Ltd. since April 2010. He also serves as chairman of VimpelCom Ltd.’s audit committee and is a member of its compensation committee. Dr. Kohlhammer was a member of OJSC VimpelCom’s board of directors from June 2008 until April 2010. He was the founder and has been the Chief Executive Officer of KPC Kohlhammer Consulting, Munich, since August 2006. From 2003 to 2006, he was the Chief Executive Officer and Director General of the telecommunications company SITA SC, Geneva. From 2001 to 2003, he was the President and Chief Executive Officer of Grundig AG, Nuremberg. In 2000 and 2001, he was a self-employed consultant and from 1998 to 2000, he held various management positions in Esprit Telecom plc in London. Dr. Kohlhammer has a PhD in Mathematics from Bonn University.

Leonid Novoselsky has been a director of VimpelCom Ltd. since April 2010. He also serves as chairman of VimpelCom Ltd.’s nominating and corporate governance committee and is a member of its finance and strategy committee. Mr. Novoselsky was a member of OJSC VimpelCom’s board of directors from June 2006 until April 2010. He is a co-founder and the current President of the Gradient Group. Since September 2008, Mr. Novoselsky has been a member of the board of directors of OJSC “Protec,” one of the largest pharmaceutical distributors in Russia. Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys in 1993 with a degree in Engineering and, in 1999, received an M.B.A. from the Wharton School of the University of Pennsylvania.

Ole Bjørn Sjulstad has been a director of VimpelCom Ltd. since April 2010. He also serves as a member of VimpelCom Ltd.’s finance and strategy committee, audit committee, nominating and corporate governance committee and business review committee. Mr. Sjulstad was a member ofOJSC VimpelCom’s board of directors from June 2008 until April 2010. Mr. Sjulstad has been the Head of Telenor’s representative office in Russia since 2009. Mr. Sjulstad joined the Telenor Group in 2000 as a Vice President. He then served as Managing Director of Telenor Asia Pte Ltd. in Singapore from 2002 until 2004 when he relocated to Norway. He continued focusing on emerging markets in Asia as Senior Vice President and Director of Corporate Development, Asia region of Telenor ASA. In March 2007, he joined Telenor’s Central & Eastern European regional unit. In March 2009, Mr. Sjulstad was appointed Head of Telenor, Russia. Mr. Sjulstad also served on the board of directors of Grameenphone Limited in Bangladesh from 2002 until 2008. Mr. Sjulstad has degrees in Mechanical Engineering and Business Administration from the Kongsberg International Institute (Ingeniørhøgskole), which he received in 1983. Mr. Sjulstad also completed the Program for Executive Development at IMD, Lausanne in October 2008.

Sergei V. Tesliuk has been a director of VimpelCom Ltd. since December 2012. He also serves as a member of VimpelCom Ltd.’s audit committee and business review committee. He served as a director of the VimpelCom Holdings B.V. and VimpelCom Amsterdam B.V. from December 2011 to January 2013. He has served as Vice President of Altimo’s asset management department since October 2011. From 2009 to 2011, Mr. Tesliuk served as an independent advisor to various Russian financial and industrial groups on issues related to strategy, investments and reorganization. From 2002 to 2009, Mr. Tesliuk worked at Princeton Partners Group as a consultant, engagement manager and partner. At Princeton Partners Group he participated in more than 30 projects in Russia, the CIS and Western Europe in the areas of strategy development, corporate governance and restructuring. Mr. Tesliuk graduated from Belarus State University in July 2000 with degrees in Management and Economics. He has a Master’s degree in Economics from Economics Education and Research Consortium in the National University Kyiv Mohyla Academy.

Management Board

Jo Lunder was appointed the Chief Executive Officer of VimpelCom Ltd. by the VimpelCom Ltd. supervisory board effective July 2011 and has been a member of the board of directors of OJSC VimpelCom from May 2002 to October 2010 and from August 2011 to the present. Previously, Mr. Lunder served as a member of the board of directors of VimpelCom Ltd. from April 2010 until June 2011, and was the Chairman of the VimpelCom Ltd. supervisory board from April 2010 until the time of his appointment as Chief Executive Officer. From October 2003 until June 2005 and from August 2011 to March 2012, Mr. Lunder served as the Chairman of the board of directors of OJSC VimpelCom. Prior to serving as Chairman of the board of directors of OJSC VimpelCom, Mr. Lunder served as OJSC VimpelCom’s Chief Executive Officer as well as its General Director. Since September 1999, Mr. Lunder has also held numerous other positions at OJSC VimpelCom, including President and Chief Operating Officer, First Deputy Chief Executive Officer and Chief Operating Officer. From February 2005 to September 2007, Mr. Lunder served as Chief Executive Officer of Atea ASA, one of Europe’s largest IT infrastructure companies. Since September 2007, Mr. Lunder has served as the Executive Vice President of FERD, one of Norway’s largest privately owned financial and industrial groups. In addition, Mr. Lunder serves as Executive Chairman of the board of directors of the Aibel Group Ltd. and as a member of the board of directors of Orkla ASA. He is Chairman of the board of Elopak AS, and Chairman of the board of Swix Sport AS. He also serves on the board of directors of Pronova Biopharma. From 1993 until August 1999, Mr. Lunder was employed in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile. Mr. Lunder earned a Bachelor’s degree from the Oslo Business School and an M.B.A. degree from Henley Management College in the United Kingdom.

Cornelis Hendrik van Dalen Mr. van Dalen has served as Chief Financial Officer of VimpelCom Ltd. since September 2010 and has been a director of OJSC VimpelCom since October 2010. Mr. van Dalen was Chief Financial Officer and was a member of the board of directors of TNT N.V. from 2006 until 2010. From 2000 until 2006, he was a member of the board of management and Chief Financial Officer of Royal DSM N.V. Currently, Mr. van Dalen also serves as a member of the supervisory boards of NIBC bank and Macintosh Retail Group N.V., the board of directors of Nationaal Fonds 4 en 5 mei and the advisory boards of NEVIR, a Dutch association for investor relations, and VEUO. Mr. van Dalen received a degree in Economy and Sociology from the Erasmus University in Rotterdam.

Jan Edvard Thygesen joined VimpelCom Ltd. in January 2012 as Deputy Chief Executive Officer and Chief Operating Officer. Mr. Thygesen has been a member of OJSC VimpelCom’s board of directors since June 2008. He has served as an Executive Vice President of Telenor from 1999 to November 2011. Since January 2006, he served as Executive Vice President and Head of Telenor’s Central and

Eastern European operations. Since joining Telenor in 1970, Mr. Thygesen has held various positions, including Chief Executive Officer of Sonofon, Chief Executive Officer of Telenor Nordic Mobile, Executive Vice President of Telenor Mobil AS, Chief Executive Officer of Telenor Invest AS, Executive Vice President of Telenor Bedrift AS and Chief Executive Officer of Telenor Networks AS. He also served as Chief Executive Officer of Esat Digifone, Ireland. Mr. Thygesen holds a Master of Science degree in Electrical Engineering and Telecommunications from the Norwegian Institute of Technology.

Jeffrey D. McGhie has served as General Counsel of VimpelCom Ltd. since August 2010 and Chief Corporate Affairs Officer since March 6, 2013. Mr. McGhie held the position of Vice President, General Counsel of OJSC VimpelCom from June 2007 until July 2010, and before that he served as OJSC VimpelCom’s Chief Legal Officer beginning in March 2006. Prior to joining OJSC VimpelCom, he held the position of associate in the Moscow office of Akin Gump Strauss Hauer & Feld L.L.P. from September 2002 until December 2004, and counsel from January 2005 until March 2006. From December 1999 until August 2002, Mr. McGhie was an associate at Kirkland & Ellis in Chicago, Illinois. Mr. McGhie graduated with a B.A. in Russian from Brigham Young University in 1995 and received a J.D. magna cum laude and an M.B.A. from Indiana University (Bloomington) in 1999.

Mikhail Gerchuk has served as Group Chief Commercial and Strategy Officer since July 2012. From October 2011 to July 2012 he served as the Group Chief Commercial Officer. He has also served as Vice President and Chief Commercial Officer of MTS since December 2008. Mr. Gerchuk joined MTS in August 2007 as the Group Marketing Director. At MTS, he also served on the boards of directors of Comstar, MGTS, MTS Ukraine and several other MTS subsidiaries. Prior to joining MTS, Mr. Gerchuk was Chief Commercial Officer at Vodafone Malta from 2006 to 2007. He held senior marketing positions at Vodafone Group, UK between 2002 and 2006, including Head of Voice Propositions between 2004 and 2006 and Senior Global Marketing Manager between 2002 and 2004. Mr. Gerchuk also worked as an Associate at Booz Allen Hamilton in London from 1999 to 2002 and, before that, as Category Marketing Manager at PepsiCo and Brand Manager at Mars, Inc. Mr. Gerchuk holds an M.B.A. from INSEAD and an M.A. in Economic Geography and English from the Moscow State University.

Romano Righetti has been Director of Regulatory, Antitrust, Privacy and Wholesale Affairs of WIND since 2006 and Deputy Chief Operating Officer of WIND since October 2010. In May 2011, Mr. Righetti was appointed Head of the Regulatory Board. From 1999 to 2005, he worked for Telecom Italia, where he held the position of Regulatory Affairs and International Institutions Vice President within the Public and Economic Affairs Department. During 1999, Mr. Righetti served as Director of the Regulatory Department at AGCOM. From 1995 to 1999, Mr. Righetti served as General Director for Regulatory Affairs for the Ministry of Communications. Mr. Righetti holds a degree in Economics from L.U.I.S.S.—Guido Carli University.

Philip Tohmé has served as Group Chief Technology Officer of VimpelCom Ltd. since May 2011. Since January 2010, Mr. Tohmé has served as Chief Technology Officer of OTH. He joined Wind Italy and served as Network Director and later as Chief Technology Officer from 2006 until 2009. Mr. Tohmé served as Chief Operating Officer of Orascom Telecom Algeria from 2003 to 2004 and Technical Director of MobiNil, OTH’s subsidiary in Egypt, from 2000 to 2002. Prior to joining the OTH group, Mr. Tohmé worked in several technical positions as part of the launch of mobile operators, MobilRom (Romania) from 1977 to 1999 and France Telecom Mobile Lebanon during 1995 and 1996. Mr. Tohmé earned a Bachelor’s degree in Electrical Engineering from the American University of Beirut in 1989 and a Master’s degree in Electrical Engineering from Virginia Polytechnic Institute and State University in 1991.

Anja Uitdehaag has served as Group Director Human Resources of VimpelCom Ltd. since January 2011. Before joining VimpelCom Ltd., Ms. Uitdehaag served as Manager/Director Human Resources for Philip Morris International in Kazakhstan, Romania, Switzerland, the Caucasus, Ukraine, Indonesia, South Korea and the Netherlands from 1995 to 2010. Ms. Uitdehaag received a degree in Human Resources Management from Rotterdam University.

Anton Kudryashov has been Head of the Russia Business Unit of VimpelCom Ltd. and General Director of OJSC VimpelCom since January 2012. Mr. Kudryashov has been a member of the Supervisory Board of Euroset Holding N.V. since December 2012. Previously Anton Kudryashov served as Chief Executive Officer of CTC Media from August 2008. Mr. Kudryashov started his professional career at CS First Boston, an international investment bank, where he served in various positions from 1991 to 1995, including as Vice President from 1993 to 1995. In 1995, he became one of the founding partners of Renaissance Capital investment bank. Mr. Kudryashov also held senior executive positions in insurance and private equity. In 1998, Mr. Kudryashov founded Afisha Publishing House and was the Chairman of the Board of Afisha Publishing House until 2005. From 2002 to 2003, he served as the restructuring Chief Executive Officer of NTV-Plus. Mr. Kudryashov graduated with a degree in Economics from Moscow Finance Institute in 1989 and did his post-graduate studies at the London School of Economics in 1991. He is a member of the Russian Television Academy and also a member of the Board of the Russian Union of Industrialists and Entrepreneurs (RSSP).

Igor Lytovchenko has headed VimpelCom Ltd.’s Ukraine business unit since June 2010. Mr. Lytovchenko was a co-founder and Chief Executive Officer of Kyivstar from November 1997 until June 2010. From 1992 to 1996, he was a director of Private Company LOTOS, Kyiv in Ukraine. Mr. Lytovchenko holds a Master’s degree in History from Kyiv National Taras Shevchenko University of Kyiv, Ukraine and a Ph.D in Economics from the A.S. Popov Odessa National Academy of Telecommunications Odessa, Ukraine. He is a corresponding member of the Academy of Communications of Ukraine, a member of the International Academy of Communications and a corresponding member of the International Informatization Academy. He is a member of the Council of Entrepreneurs of Ukraine within the Cabinet of Ministers of Ukraine.

Ahmed Abou Doma has served as Group Executive Vice President and Head of the Africa & Asia Business Unit of VimpelCom Ltd. since May 2011. He has also served as Chief Executive Officer of OTH since May 2011. Previously, Mr. Abou Doma served as the Chief Executive Officer of Banglalink, a subsidiary of OTH in Bangladesh, from January 2009 to May 2011. Mr. Abou Doma was Marketing Director of Mobinil, an Egyptian subsidiary of OTH, from October 2003 to December 2008. He joined Mobinil in 1998 as a Market Development Manager and from 2000 until 2003, Mr. Abou Doma was Senior Market Manager for Planning and Development and Senior Manager for Market Strategy and Analysis. Before joining Mobinil, Mr. Abou Doma worked for IBM and Datum IDS. Mr. Abou Doma earned a B.S. in Electronics and Communication Engineering from Cairo University in 1992 and completed the International Executive Program at INSEAD Business School in Singapore and France.

Dmitry G. Kromskiy has served as Head of the CIS business unit of VimpelCom Ltd. since June 2010. He served as Vice President, CIS Business Development of OJSC VimpelCom from December 2009 until June 2010. Since January 2006, he has been General Director of KaR-Tel. Starting in June 2007, he also served as Executive Director of OJSC VimpelCom responsible for the development of other acquired companies in the CIS. Mr. Kromskiy is currently the Chairman of the Supervisory Boards of Mobitel LLC and Unitel LLC (since 2010) and Sky Mobile LLC (since 2011). He is also a member of the Supervisory Board of KaR-Tel, LLP since 2010 and TNS-Plus LLP as well as a member of the Board of Directors of Buzton LLC (since 2010). He came to OJSC VimpelCom in 2002 as the Central region director. Mr. Kromskiy has also headed several mobile operators in various regions of Russia and, from January 2001 until December 2002, he held the position of Vice President of Operations in the Moscow office of the American company MCT Corp. From July 1994 until May 1995, he worked in the Moscow office of Samsung Electronics; from May until October 1995, he worked at Telmos company and from October 1995 until December 2000, he worked as Regional Director in Vostok Mobile B.V. Holding. Mr. Kromskiy graduated with a Master’s degree in Automatics & Electronics from the Moscow Institute of Electronic Technology.

Maximo Ibarra is Chief Executive Officer of WIND Italy since May 2012. From May 2009 to May 2012, Mr. Ibarra served as the Head of the Business Unit Consumer of WIND Italy. From 2004 up to April 2009, he served as Mobile Marketing and Customer Management Director of WIND Italy. From June 2003 to February 2004, Mr. Ibarra served as Vice President Marketing & Strategies of the Benetton Group. From September 2001 to June 2003, he worked in Fiat Auto Business Unit Consumer Services where he held the position of Vice President Strategies & Business Development. From December 2000 to September 2001, Mr. Ibarra served as the Commercial Director of DHL International, and from January 1996 to December 2000 he held several positions in Omnitel (now Vodafone). Mr. Ibarra holds a degree in Political Sciences from the Sapienza University of Rome.

Taras Parkhomenko is Head of Kazakhstan since March 6, 2013. Taras Parkhomenko started his career in the telecommunications field in 1996, working for Golden Telecom company in the marketing and strategic planning function for five years. In 2002 he joined BBH company (Carlsberg Group) as Manager for brands strategic management and in 2003 he became Marketing Director in the pharmaceutical corporation ARTERIUM. In August 2006 Taras Parkhomenko returned to the telecom industry as Deputy Marketing Director for Strategic Affairs at Kyivstar, where he rose to become Chief Marketing Officer in 2010 and member of Management Board. February 1, 2013 Taras was appointed as Chief Executive Officer of our subsidiary in Kazakhstan. Mr. Parkhomenko holds a degree in economics and engineering from the National Aviation Academy in Kiev.

B. Compensation

We paid our directors and senior managers an aggregate of approximately US$31 million for services provided during 2012, including US$1.0 million for stock-based compensation awards.

Each of our unaffiliated directors currently receives an annual retainer of €100,000. Each affiliated director receives an annual retainer of €40,000, and our current chairman of the Supervisory Board receives an additional annual retainer of €4,000. In addition, each unaffiliated director who serves as head of any of the official committees of our Supervisory Board receives additional annual compensation of € 25,000 per committee headed. All of our directors are reimbursed for expenses incurred in connection with service as a member of our Supervisory Board. For this purpose, the term “unaffiliated director” means a director that is not an “Affiliate” (as defined in our bye-laws) nor employed by an Affiliate of the company and “affiliated director” means a director who is not an “unaffiliated director.”

In addition, until 2012 our directors who were not employees were able to participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year, with an additional 10,000 phantom ADSs granted to the chairman of the supervisory board and an additional 10,000 phantom ADSs granted to each director for serving as head of any official committee of the supervisory board. The number of phantom ADSs actually granted to each director is determined by the supervisory board. Phantom ADSs do not involve actual ADSs or common shares, and the amount paid to a director upon redemption may not exceed US$3.00 per ADS per year for each one-year term served by the director. Phantom ADSs vest at a rate of 1/12 of the grant amount for every month of service to our company as a director after the grant date. Any vested phantom ADSs may be redeemed for cash only during the first open trading window period to occur after the date the director ceases to serve on the supervisory board; provided, however, that directors who are re-elected to subsequent terms on the supervisory board may also redeem any phantom ADSs related to previous periods of service during any open trading window that occurs while serving their subsequent terms. A director, upon exercise of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

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

In 2012, an aggregate of 1,640,000 phantom ADSs were outstanding, all of which were exercisable as of December 31, 2012. No phantom ADSs were granted in 2012.

Our senior managers are eligible to participate in our stock option plans and stock appreciation rights, or SARs, plan. For more information on our stock option plans and SARs plan, please see “—E. Share Ownership” below.

In March 2012, we adopted the VimpelCom Ltd. Executive Investment Plan, or “EIP,” in which certain members of our senior management may participate, and in August 2012, we adopted the VimpelCom Ltd. Director Investment Plan, or “DIP,” in which members of our supervisory board may participate. Under the EIP and DIP, participants are invited to personally invest in our common shares. At the same time as their investment, participants will be awarded matching options to acquire a number of matching shares at the end of a specified performance period if, at the end of that performance period, certain performance conditions and other conditions set out in the plan documents have been met. If all conditions to vesting have been met, the number of matching shares that participants will receive when they exercise their options will be based on a multiple of their initial investment.

The EIP and DIP are administered by the compensation committee of our supervisory board. The compensation committee determines the timing of awards, the performance conditions and performance period for the vesting of the matching options. In the case of the EIP, the compensation committee also determines which members of our senior management will receive invitations.

In June 2012, the compensation committee made an offer to certain members of senior management to participate in the EIP, and in August 2012, the compensation committee made an offer to members of our supervisory board to participate in the DIP. The matching options awarded in connection with these offers will be subject to a two-year performance period and performance conditions set out in the plan’s documents, as well as the terms of the plan.

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

C. Board Practices

Our company is governed by our supervisory board currently consisting of nine directors. Our bye-laws provide that our supervisory board consists of at least seven and no more than thirteen directors, as determined by the supervisory board and subject to approval by a majority of the shareholders voting in person or by proxy at a general meeting.

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

The committees of our supervisory board consist of: an audit committee, a compensation committee, a nominating and corporate governance committee, a finance and strategy committee and a business review committee.

Our bye-laws provide that each member of the audit committee is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. The audit committee is responsible for, among other things, the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors. The current members of our audit committee, Hans-Peter Kohlhammer (chairman), Ole-Bjørn Sjulstad and Sergei Tesliuk, were appointed on December 21, 2012, and are expected to serve until our next annual general meeting.

Our compensation committee is responsible for approving the compensation of the directors, officers and employees of VimpelCom and its subsidiaries, our employee benefit plans, any equity compensation plans of VimpelCom and its subsidiaries, and any contract relating to a director, officer or shareholder of our company or any of our subsidiaries or their respective family members or affiliates. The current members of our compensation committee, Alexey Reznikovich (chairman), Kjell-Morten Johnsen and Hans-Peter Kohlhammer, were appointed on December 21, 2012. Each member is expected to serve until our next annual general meeting.

Our nominating and corporate governance committee is responsible for coordinating the selection process for candidates to become directors and recommending such candidates to the supervisory board. The current members of our nominating and corporate governance committee, Leonid Novoselsky (chairman), Andrei Baranov and Ole-Bjørn Sjulstad, were appointed on December 21, 2012, and are expected to serve until our next annual general meeting.

Our finance and strategy committee is responsible for reviewing financial transactions, policies, strategies and the capital structure of VimpelCom and its subsidiaries. The current members of our finance and strategy committee, Andrei Baranov (chairman), Leonid Novoselsky and Ole-Bjørn Sjulstad, were appointed on December 21, 2012, and are expected to serve until our next annual general meeting.

Our business review committee is responsible for reviewing and discussing with senior management key operational performance related topics for all of VimpelCom’s business units. Our business review committee’s objective is to provide a forum outside of regular supervisory board meetings for directors to stay informed about key operational matters and to provide a platform for discussion and the expression of views by the committee members to senior management. The current members of our business review committee, Andrei Baranov (chairman), Ole-Bjørn Sjulstad and Sergei Tesliuk, were appointed on December 21, 2012, and are expected to serve until our next annual general meeting.

D. Employees

As of December 31, 2012, we had 24,400 employees in Russia. We estimate that 102 were in executive and senior managerial positions, 8,318 were in engineering, construction and information technology, 6,251 were in sales, marketing and other commercial operations, 1,680 were in finance, administration and legal, 5,774 were in customer service, 407 were in site acquisitions, regional projects and security, 1,076 were in procurement and logistics and 792 were in other support functions.

As of December 31, 2012, we had 6,890 employees in Italy. We estimate that 2,796 were in engineering, construction and information technology, 1,571 were in sales, marketing and other commercial operations, 334 were in finance, administration and legal, 1,749 were in customer service, 108 were in procurement and logistics and 332 were in other support functions and security. Of these 6,890 employees, about 142 were in executive and senior managerial positions.

As of December 31, 2012, we had 13,818 employees in Africa & Asia and we estimate that 223 were in executive and senior managerial positions, 3,942 were in engineering, construction and information technology, 2,711 were in sales, marketing and other commercial operations, 2,267 were in finance, administration and legal (including procurement, logistic and other support service) and 4,675 were in customer service.

As of December 31, 2012, we had 5,001 employees in Ukraine and we estimate that 934 were in executive and senior managerial positions, 1,065 were in engineering, construction and information technology, 492 were in sales, marketing and other commercial operations, 756 were in finance, administration and legal, 1,483 were in customer service, 59 were in site acquisitions, regional projects and security, 137 were in procurement and logistics and 75 were in other support functions.

As of December 31, 2012, we had 8,075 employees in the CIS and we estimate that 23 were in executive and senior managerial positions, 3,285 were in engineering, construction and information technology, 2,287 were in sales, marketing and other commercial operations, 683 were in finance, administration and legal, 1,267 were in customer service, 92 were in site acquisitions, regional projects and security, 234 were in procurement and logistics and 204 were in other support functions.

The following chart sets forth the number of our employees at December 31, 2012, 2011 and 2010:

	At December 31,
	2012	2011	2010
Russia	24,400	31,471	30,059
Europe & North America[1]	6,890	7,979	17
Africa & Asia	13,818	13,129	359
Ukraine	5,001	6,134	4,224
CIS	8,075	7,631	7,366
Total	58,184	66,344	42,025

1)	Only includes employee numbers for Italy.

We have not experienced any work stoppages and consider relations with our employees to be good.

E. Share Ownership

To our knowledge, as of March 15, 2013, other than Mikhail Fridman, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. To our knowledge, Mr. Fridman has an indirect economic benefit in our shares held for the account of Altimo Coöperatief U.A. and, thus, may be considered under the definition of “beneficial owner” for purposes of SEC Form 20-F only as a beneficial owner of the shares held for the account of Altimo Coöperatief U.A. See the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

As of December 31, 2012, options to acquire approximately 2,620,295 of our common shares were outstanding under our 2000 Stock Option Plan and 2010 Stock Option Plan, of which options in respect of approximately 2,104,445 of our common shares were exercisable as of such date. The exercise prices of the options outstanding as of December 31, 2012, ranged from US$10.42 per share to US$16.74 per share. The options granted generally vest at varying rates over a two- or three-year period, subject in some instances to the attainment of performance targets, and vesting periods for certain employees will be accelerated if certain events specified in the stock option plans occur. The options outstanding as of December 31, 2012 are exercisable from dates ranging from the present date to December 31, 2014. If a plan participant ceases to be an employee of our company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will generally have the right to exercise vested options upon the later to occur of (a) the date of expiration of his option agreement and (b) the end of the first open trading window period following the effective date of termination of employment. In case of death or permanent disability of a plan participant, his or her beneficiaries generally will automatically acquire the right to exercise those options that have vested prior to the plan participant’s death or permanent disability for the earlier of (i) 190 days and 90 days in the event of death and permanent disability, respectively, and (ii) December 31, 2015, in the case of options granted under the 2000 Stock Option Plan, and December 31, 2020, in the case of options granted under the 2010 Stock Option Plan. If a plan participant ceases to be an employee for cause, then generally the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

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

As of December 31, 2012, 904,020 SARs were outstanding under the plan, all of which were exercisable as of that date. In connection with the completion of the VimpelCom Ltd. Transaction, VimpelCom Ltd. has assumed OJSC VimpelCom’s payment obligations under the SARs plan for any OJSC VimpelCom employees who become employees of VimpelCom Ltd.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of VimpelCom as of March 15, 2013 by each person who is known by us to beneficially own 5.0% or more of our common or convertible preferred shares. As of March 15, 2013, we had 1,628,199,135 issued common shares and 433,532,000 issued convertible preferred shares. None of our major shareholders has different voting rights.

Shareholder	Number of VimpelCom Ltd. Common Shares	Percent of VimpelCom Ltd. Common Shares	Number of VimpelCom Ltd. Preferred Shares	Percent of VimpelCom Ltd. Voting Shares
Altimo Coöperatief U.A.(1)	858,040,563	52.7%	128,532,000	47.9%
Telenor East Holding II AS(2)	580,578,840	35.7%	305,000,000	43.0%

(1)	As reported on Schedule 13D, Amendment No. 10, filed on December 26, 2012, by Altimo Coöperatief, part of the Alfa Group Consortium, with the SEC, Altimo Coöperatief is the direct beneficial owner of, and Altimo Holdings, CTF Holdings Limited and Crown Finance Foundation may be deemed to be the beneficial owners of, 858,040,563 VimpelCom Ltd. common shares and 128,532,000 VimpelCom Ltd. convertible preferred shares. The common shares held by Altimo Coöperatief represent approximately 52.7% of VimpelCom Ltd.’s outstanding common shares. The convertible preferred shares held by Altimo Coöperatief represent approximately 29.7% of VimpelCom Ltd.’s outstanding convertible preferred shares and together with the common shares held by Altimo Coöperatief, approximately 47.9% of VimpelCom Ltd.’s outstanding voting shares. If Altimo Coöperatief’s 128,532,000 convertible preferred shares are converted to 128,532,000 common shares as described below, on April 16, 2013, following the conversion of such shares and assuming no other share transfers by Altimo Coöperatief, Altimo Coöperatief’s interest in common shares will increase to approximately 56.2% and its voting interest will remain at approximately 47.9%.
(2)	As reported on Schedule 13D, Amendment No. 24, filed on October 18, 2012, by Telenor East Holdings II AS, or “Telenor East,” with the SEC, Telenor East is the direct beneficial owner of, and Telenor ASA and Telenor Mobile Holding AS may be deemed to be the beneficial owners of, 580,578,840 common shares and 305,000,000 convertible preferred shares. The common shares held by Telenor East represent 35.7% of our outstanding common shares. The convertible preferred shares held by Telenor East Holding II AS represent 70.4% of our outstanding convertible preferred shares and together with the common shares held by Telenor East Holding II AS represent 43.0% of our outstanding voting shares. If Altimo Coöperatief’s 128,532,000 convertible preferred shares are converted to 128,532,000 common shares as described below, on April 16, 2013, following the conversion of such shares and assuming no other share transfers by Telenor East, Telenor East’s interest in common shares will be diluted to approximately 33.0% and its voting interest will remain at approximately 43.0%.

Please see the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—A disposition by our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business” and “—Litigation involving Altimo and Telenor, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects.”

As reported on Schedule 13D, Amendment No. 53, filed on April 23, 2010, by Telenor ASA with the SEC, prior to April 21, 2010, Telenor ASA beneficially owned 33.6% of OJSC VimpelCom’s outstanding common shares and 36.0% of OJSC VimpelCom’s outstanding voting shares. According to Amendment No. 53, on April 21, 2010, Telenor East Invest AS completed the exchange of all of its OJSC VimpelCom shares (comprising 17,254,579 OJSC VimpelCom common shares, of which 1,916,725 shares were represented by OJSC VimpelCom ADSs) for 345,091,580 VimpelCom Ltd. common ADSs (each representing one VimpelCom Ltd. common share) pursuant to the terms and conditions of the exchange offers that were part of the VimpelCom Ltd. Transaction (the “VimpelCom Ltd. Exchange Offers”), as described in the sections of this Annual Report on Form 20-F entitled “Explanatory Note” and “Item 4—Information on the Company—History and Development.” As of that date, Telenor ASA ceased to beneficially own any common or preferred shares of OJSC VimpelCom. In addition, as reported on Schedule 13D, filed on May 4, 2010, by Telenor ASA with the SEC, on April 21, 2010, immediately upon completion of the VimpelCom Ltd. Exchange Offers, in exchange for shares in Kyivstar held by certain wholly owned subsidiaries of Telenor ASA and their affiliates, 170,487,260 common shares of VimpelCom Ltd. were transferred to Telenor Mobile Communications AS, a subsidiary of Telenor ASA. As a result, as reported on Schedule 13D, Amendment No. 1, filed on June 11, 2010, by Telenor ASA with the SEC, Telenor ASA may have been deemed at the time to be the beneficial owner of 39.6% of VimpelCom Ltd.’s outstanding common shares and 36.0% of VimpelCom Ltd.’s outstanding voting shares.

As reported on Schedule 13D, Amendment No. 44, filed on April 28, 2010, by Eco Telecom Limited with the SEC, prior to April 21, 2010, Eco Telecom Limited held 37.0% and 100.0% of OJSC VimpelCom’s outstanding common stock and preferred stock, respectively, and 44.0% of its outstanding voting shares, and Altimo Holdings, CTF Holdings Limited and Crown Finance Foundation (all part of the Alfa Group Consortium) were deemed to be the beneficial owners of the OJSC VimpelCom’s common and preferred shares held for the account of Eco Telecom Limited. According to Amendment No. 44, on April 21, 2010, Eco Telecom Limited completed the exchange of all of its OJSC VimpelCom shares (comprising 18,964,799 OJSC VimpelCom common shares and 6,426,600 OJSC VimpelCom convertible preferred shares) in exchange for 379,295,980 VimpelCom Ltd. common ADSs (each representing one VimpelCom Ltd. common share) and 128,532,000 VimpelCom Ltd. preferred ADSs (each representing one VimpelCom Ltd. convertible preferred share) pursuant to the terms and conditions of the VimpelCom Ltd. Exchange Offers. In addition, as reported on Schedule 13D, filed on April 30, 2010, by Eco Telecom Limited with the SEC, on April 21, 2010, immediately upon completion of the VimpelCom Ltd. Exchange Offers Altimo Coöperatief received 131,152,700 common shares of VimpelCom Ltd. in exchange for shares in Kyivstar held by other members of the Alfa Group Consortium. As a result of these transfers and other transfers within the Alfa Group Consortium, as reported on Schedule 13D, Amendment No. 1, filed on June 1, 2010, by Eco Telecom Limited with the SEC, Eco Telecom Limited no longer has any beneficial ownership in VimpelCom Ltd. securities, and Altimo Coöperatief was at that time the direct beneficial owner of 39.2% of VimpelCom Ltd.’s outstanding common shares and 100.0% of VimpelCom Ltd.’s outstanding convertible preferred shares, together representing 44.7% of VimpelCom Ltd.’s outstanding voting shares.

As part of the Wind Telecom Transaction, as further described in the sections of this Annual Report on Form 20-F entitled “Explanatory Note” and “Item 4—Information on the Company—History and Development,” VimpelCom Ltd.’s shareholders approved the issuance by VimpelCom Ltd. of up to 325,639,827 common shares of VimpelCom Ltd. and of 305,000,000 convertible preferred shares of VimpelCom Ltd. and the related increase in the authorized share capital of VimpelCom Ltd. The new shares have the rights and are subject to the conditions set out in the VimpelCom Ltd. bye-laws and at the time of their issuance represented a 20.0% economic interest and a 30.6% voting interest in the enlarged VimpelCom Ltd. Group on a fully diluted basis. As contemplated under the Wind Telecom Transaction and as reported on Schedule 13D, filed on April 22, 2011, by Weather II with the SEC, Weather II acquired 305,000,000 of VimpelCom Ltd.’s convertible preferred shares and 325,639,827 of VimpelCom Ltd.’s common shares, 3,127,996 of which were immediately transferred to Dosantos Investments S.à r.l. and 16,708,435 of which were immediately transferred to TNT Holding S.à r.l. As a result, immediately following the transfers, Telenor East, Altimo Coöperatief and Weather II held approximately 31.7%, 31.4% and 18.8% of VimpelCom Ltd.’s outstanding common shares, respectively, and 25.0%, 31.0% and 29.6% of VimpelCom Ltd.’s outstanding voting shares, respectively.

On June 6, 2011, Altimo announced that it had entered into an agreement to sell 123,600,000 convertible preferred shares in VimpelCom Ltd. On June 10, 2011, VimpelCom Ltd. received a notice from Altimo that it had completed the sale of 123,600,000 convertible preferred shares, which reduced its voting rights in VimpelCom Ltd. to below 25.0%, and as a result the VimpelCom Ltd. Shareholders Agreement terminated six months following the date of such notice. For more information, please see the sections of this Annual Report on Form 20-F entitled “Risk Factors—Risks Related to Our Business—A disposition by our strategic shareholders of their respective stakes in VimpelCom Ltd. or a change in control of VimpelCom Ltd. could harm our business” and “Risk Factors—Risks Related to Our Business—Litigation involving Altimo and Telenor, two of our largest shareholders, could lead to deterioration in their relationship and could have a material adverse effect on our business, financial condition, results of operations and prospects.” As reported on Schedule 13D filed on June 13, 2011, by Forrielite Limited, it acquired 123,600,000 convertible preferred shares of VimpelCom Ltd. According to Forrielite’s 13D, the acquisition was undertaken for investment purposes and Oleg Kiselev, through his control of Forrielite, may have been deemed to be the beneficial owner of the 123,600,000 convertible preferred shares (representing approximately 6.0% of the voting shares of VimpelCom Ltd.) acquired by Forrielite.

As reported on Schedule 13D, Amendment No.1, filed on January 4, 2012, by Forrielite with the SEC, on December 30, 2011, Forrielite sold and transferred 123,600,000 VimpelCom Ltd. convertible preferred shares to Bertofan Investments Limited (representing approximately 6.0% of VimpelCom Ltd.’s voting shares).

As reported on Schedule 13D, Amendment No. 17, filed on February 15, 2012, by Telenor East with the SEC, on February 15, 2012, Weather II sold and transferred to Telenor East 234,000,000 of the convertible preferred shares that Weather II received in connection with the Wind Telecom Transaction, or approximately 54.0% of VimpelCom Ltd.’s outstanding convertible preferred shares. As a result, immediately following the transfer, Telenor East’s voting interest increased from 25.0% to approximately 36.4% of VimpelCom Ltd.’s outstanding voting shares, and Weather II’s voting interest decreased from approximately 29.6% to approximately 18.3% of VimpelCom Ltd.’s outstanding voting shares. On February 15, 2012, Telenor and Weather II also agreed to a put option with respect to the VimpelCom Ltd. convertible preferred shares retained by Weather II (the “Weather Put Option”) and two call options with respect to the same shares retained by Weather II and any future convertible preferred shares of VimpelCom Ltd. that are issued to or acquired by Weather II or any of its affiliates or related parties.

As reported on Schedule 13D, Amendment No. 18, filed on April 4, 2012, by Telenor East, on April 4, 2012, Telenor East acquired 65,000,000 VimpelCom Ltd. ADSs from JPMorgan. The acquisition was made in connection with the termination of a total return swap arrangement between Telenor and JPMorgan which related to the shares that Telenor East acquired. As a result, immediately following the acquisition, Telenor East’s interest in common shares increased from approximately 31.7% to approximately 35.7% of VimpelCom Ltd.’s outstanding common shares, and Telenor East’s voting interest increased from approximately 36.4% to approximately 39.5% of VimpelCom Ltd.’s outstanding voting shares.

As reported on Schedule 13D, Amendment No. 22, filed on August 16, 2012, by Telenor East, on August 16, 2012, Telenor East announced that on August 15, 2012, Weather II exercised its rights under the Weather Put Options to sell 71,000,000 VimpelCom Ltd. convertible preferred shares to Telenor East. As reported on Schedule 13D, Amendment No. 23, filed on October 1, 2012, by Telenor East, Telenor East announced that it took delivery of such shares on September 28, 2012. VimpelCom Ltd. registered the share transfer following the cancellation of the FAS injunctions, that prohibited such transfer. For a description of the FAS injunctions, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings.” As a result, Telenor East’s interest in preferred shares increased from approximately 54.0% to approximately 70.4% of VimpelCom Ltd.’s outstanding convertible preferred shares, and Telenor East’s voting interest increased from approximately 39.5% to approximately 43.0% of VimpelCom Ltd.’s outstanding voting shares.

As reported on Schedule 13D, Amendment No. 6, filed on August 15, 2012, by Altimo Coöperatief, on August 15, 2012, Altimo Coöperatief purchased (i) 305,000,000 VimpelCom Ltd. common shares from Weather II, (ii) 12,000,000 VimpelCom Ltd. common shares from Natixis and (iii) 3,265,652 VimpelCom Ltd. common shares from a number of other investors. As a result of these transactions, Altimo Coöperatief’s interest in common shares increased from approximately 31.4% to approximately 51.0% of VimpelCom Ltd.’s outstanding common shares, and Altimo Coöperatief’s voting interest increased from approximately 25.0% to approximately 40.5% of VimpelCom Ltd.’s outstanding voting shares. As reported on Schedule 13D, Amendment No. 7, filed on October 5, 2012, by Altimo Coöperatief, between August 17, 2012 and October 4, 2012, Altimo Coöperatief purchased 27,213,111 VimpelCom Ltd. common shares of which (i) 23,449,768 were purchased on the open market, (ii) 1,614,474 were purchased on September 4, 2012, from Natixis, (iii) 288,042 were purchased on September 4, 2012, from Thursday Holding and (iv) 1,860,827 were purchased on October 2, 2012, from East Capital. As a result of these transactions, Altimo Coöperatief’s interest in common shares increased from approximately 51.0% to approximately 52.7% of VimpelCom Ltd.’s outstanding common shares, and Altimo Coöperatief’s voting interest increased from approximately 40.5% to approximately 41.9% of VimpelCom Ltd.’s outstanding voting shares. As reported on Schedule 13D, Amendment No. 8, filed on October 29, 2012, by Altimo Coöperatief, on October 26, 2012, Altimo Coöperatief agreed to purchase 123,600,000 VimpelCom Ltd. convertible preferred shares from Bertofan Investments Limited within 60 days. As reported on Schedule 13D, Amendment No. 9, filed on December 20, 2012, by Altimo Coöperatief, on December 20, 2012 Altimo Coöperatief acquired such shares from Bertofan pursuant to the agreement between the parties. As a result of this transaction, Altimo Coöperatief’s interest in convertible preferred shares increased from approximately 1.1% to approximately 29.7% of VimpelCom Ltd.’s outstanding convertible preferred shares, and Altimo Coöperatief’s voting interest increased from approximately 41.9% to approximately 47.9%.

As described on Schedule 13D, Amendment No. 10, filed on December 26, 2012 by Altimo Coöperatief, on December 21, 2012, Altimo Coöperatief issued notice to VimpelCom Ltd. pursuant to Section 4.3(d) of its bye-laws, stating its present intention to convert 128,532,000 convertible preferred shares to common shares at the ratio of one convertible preferred share to one common share and setting forth a conversion date of April 16, 2013. As further described in the Schedule 13D, Amendment No. 10, on April 16, 2013, subject to payment by Altimo Coöperatief to VimpelCom Ltd. of a conversion premium of US$1,392,644,220 (or US$10.835 per share), Altimo Coöperatief’s 128,532,000 convertible preferred shares will convert into 128,532,000 common shares pursuant to Section 4.3(d) of VimpelCom Ltd.’s bye-laws.

Based on the holdings of our common shares and information from The Bank of New York, we estimate that as of March 15, 2012, approximately 11.6% of our common shares are held in the United States by The Bank of New York, as depositary on behalf of holders of our ADSs and approximately 25% of our ADSs are held by person in the United States.

B. Related Party Transactions

In addition to the transactions described below, VimpelCom has also entered into transactions with related parties and VimpelCom affiliates as part of the ordinary course of business. These mainly relate to ordinary course telecommunications operations, such as interconnection and roaming. Their terms vary according to the nature of the services provided thereunder. VimpelCom and certain of its subsidiaries also have general services agreements relating to the conduct of business and from time to time enter into financing transactions within the VimpelCom Group.

For more information on our related party transactions, see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Related Party Transactions with Major Shareholders and their Affiliates

Related Party Transactions with Telenor and its Affiliates

Service Agreements

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

On June 19, 2009, Kyivstar entered into an agreement with LLC Miratech Corporation, a Telenor affiliate, regarding the outsourcing of IT professionals to Kyivstar. Payment provisions under this agreement provide for monthly payments in accordance with performed works. This agreement is valid until June 30, 2015.

On August 25, 2010, Kyivstar entered into an agreement with LLC Miratech Corporation for provision of various IT services to Kyivstar. The payment provisions under this agreement provide for monthly payments based on works performed, the agreement is valid until September 1, 2013.

Kyivstar has roaming agreements with the following mobile operators that are Telenor affiliates: Grameen Phone Limited (Bangladesh), Sonofon Denmark, PANNON GSM (Hungary), DiGi Telecommunications (Malaysia), ProMonte (Montenegro), Telenor Mobile AS, Telenor Pakistan (PAK) Ltd., Telenor Serbia, Telenor Sverige AB (Sweden) and DTAC (Thailand).

Djuice License Agreement

Kyivstar licenses its “djuice” brand from Djuice AS, a wholly owned Telenor subsidiary, pursuant to a license agreement entered into between Kyivstar and Djuice AS. The license agreement, dated December 5, 2006, which was amended and restated on November 27, 2012, is effective for a period of five years from January 1, 2010 to December 31, 2015 and provides for automatic extension for an additional year unless either party terminates it in accordance with its terms. In 2012 Kyivstar paid Djuice €150,000. Upon the agreement’s termination, Kyivstar must discontinue its use of the “djuice” brand within six months of the termination date.

Related Party Transactions with Alfa Group and its Affiliates

Service Agreements

VimpelCom is a party to a service agreement with Altimo Management Services Ltd., dated December 1, 2010, under which Altimo renders to VimpelCom and its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Altimo Management Services Ltd. and VimpelCom. VimpelCom pays Altimo Management Services Ltd. an annual fee of US$1.5 million for the services.

Agreement relating to VimpelCom Ltd. Transaction

CTF Holdings Limited, an affiliate of the Alfa Group and a former affiliate of Storm LLC (a former Kyivstar shareholder), entered into a guarantee dated October 4, 2009 in favor of VimpelCom Ltd., Kyivstar, Storm LLC and us, pursuant to which CTF Holdings Limited guaranteed Altimo’s performance of its indemnification obligations in respect of Storm under the Share Exchange Agreement in relation to the VimpelCom Ltd. Transaction between certain members of the Alfa Group and certain members of the Telenor Group, dated October 4, 2009 (the “VimpelCom Ltd. SEA”). CTF Holdings Limited’s maximum aggregate liability under the guarantee is limited to US$500.0 million. The agreement terminates upon the earlier of agreement by all parties in writing or the expiration of the fifth anniversary of the closing of the Kyivstar share exchange that followed the VimpelCom Ltd. Transaction (as may be extended in accordance with the terms of the VimpelCom Ltd. SEA).

Other Transactions

In the ordinary course of business, we maintain some of our bank accounts, and place time deposits with, Alfa Bank, which is part of the Alfa Group and also a corporate client of OJSC VimpelCom. We also have agreements in place with Alfa Strakhovaniye PLC, which is also part of the Alfa Group, for the provision of insurance coverage.

Related Party Transactions with former shareholders or their affiliates

Agreements with Affiliates of Weather II

In connection with the spin-off of certain subsidiaries of WIND Italy in connection with the Wind Telecom Transaction, WIND Italy entered into various commercial and technical agreements with Libero S.r.l. (re-named “Italiaonline S.r.l.” as of February 12, 2013) or “Libero” (owner of the Libero portal and internet service provider ITNET) and WIND International Services S.p.A., or “WIS.” Libero and WIS were transferred to Weather II as part of the spin-off.

The framework agreements between WIND Italy and Libero mainly arranged for the provision of certain (i) administrative and technical support and infrastructure management services by WIND Italy to Libero, and (ii) advertising services and content for the Libero portal from Libero to WIND Italy. The framework agreement in respect of the majority of these services has been extended until December 31, 2012.WIND Italy and Libero are negotiating new agreements in for certain of such services.

In relation to the Italy-Greece Medcable Marine cable disposed by WIND Italy to Libero as part of the WIND Italy spin-off, WIND Italy has granted certain usage and access rights to Libero regarding certain infrastructure necessary to conduct the cable, and Libero has granted to WIND Italy a 20-year indefeasible right of use in respect of six couples of optical fibers inside the cable. As of February 20, 2013, the cable and related agreements between WIND Italy and Libero were transferred by Libero to WIS. WIND Italy also subleases certain properties to Libero on similar terms as the main lease agreements between WIND Italy and the respective landlords.

With respect to ITNET, WIND Italy had an agreement in place for the exchange of certain services and allocation of certain responsibilities relating to certain existing clients. WIND Italy and ITNET are negotiating new agreements for certain of such services.

Until October 2012, a framework agreement was in place providing, inter alia, that certain subsidiaries of Wind Telecom, including WIND Italy, would route at least 75% of their outgoing voice traffic via WIS and coordinate their incoming traffic management with WIS against periodically updated fair market prices. After termination of this framework agreement, WIND Italy is still routing most of its international outgoing traffic through WIS, pursuant to the terms of a pre-existing framework services agreement, which are renewable on a yearly basis.

Related Party Transactions with Joint Ventures and Associates

Associates Firma Kurier, CSI Loyalty Partners and ZAO Rascom

OJSC VimpelCom has arrangements in place to receive bill delivery services from its affiliate Firma Kurier and subscriber loyalty program services from its affiliate CSI Loyalty Partners, and to provide fixed telecommunications services, and rent domestic and international channels from, its affiliate ZAO Rascom.

Euroset

OJSC VimpelCom has contracts with Euroset, which became an associate in October 2008, for services for acquisition of new subscribers and receipt of subscribers’ payments. OJSC VimpelCom paid to Euroset certain dealer commissions and bonuses totaling US$193.8 million in 2012.

WIND Canada

OTH provided financing by way of secured non-revolving term loans to WIND Canada, an equity investee of the company following the Wind Telecom Transaction, in connection with the funding of the acquisition of the spectrum licenses and related costs. Prior to December 20, 2012, the loans bore interest at CAD LIBOR + 10.8%. At December 20, 2012, the loans were modified to make them non-interest bearing. On that same date, OTH forgave interest accrued on the loans for the period January 1, 2012 to December 20, 2012. As of December 31, 2012, the outstanding balance under the financing was CAD 1,469 million (equivalent to approximately US$ 1,481 million as of December 31, 2012 at the exchange rate provided by Bloomberg Finance L.P.) including principal and accrued interest. The loans mature on August 5, 2014.

On December 3, 2012, VimpelCom Amsterdam B.V. and WIND Canada entered into a CAD 100 million (equivalent to approximately US$ 100 million as of December 3, 2012 at the exchange rate provided by Bloomberg Finance L.P.) non-revolving term loan bearing an interest of 9.5%, As of December 31, 2012, the outstanding balance under this loan was CAD 25 million (equivalent to approximately US$ 25 million as of December 31, 2012 at the exchange rate provided by Bloomberg Finance L.P.) including principal and accrued interest. The loan matures on August 5, 2014 and is senior to the loans provided by OTH.

OTH has entered into an agreement to provide technical services to WIND Canada until 2018 pursuant to which OTH receives fees amounting to 4% of WIND Canada’s gross revenue contingent on EBITDA targets being met. VimpelCom Amsterdam B.V. provided financing by way of secured non-revolving term loans to WIND Canada in the aggregate maximum principal of CAD$100 million. The loans bear interest at 9.5%. As of December 31, 2012, the outstanding balance under the financing was approximately US$25 million. The loans mature on August 5, 2014.

Related Party Transactions with supervisory board and management board members

Compensation paid to the supervisory board and management board members is disclosed in “Item 6—Directors, Senior Management and Employees—B. Compensation”. During 2012 and through the date of this Annual Report, none of our supervisory board and management board members have been involved in any related party transactions with us, except the suspension agreement between Augie K. Fabela II, who was the chairman of the supervisory board until December 21, 2012.

Agreement with Augie K. Fabela II

In connection with the election of Augie K. Fabela II to our supervisory board as an unaffiliated director, we and Mr. Fabela entered into a suspension agreement on June 27, 2011. The suspension agreement suspended the effectiveness of a benefits agreement entered into between our company and Mr. Fabela whereby Mr. Fabela was appointed as chairman emeritus and was provided certain benefits and reimbursement of expenses. In accordance with the suspension agreement, the effectiveness of the benefits agreement automatically resumed when Mr. Fabela ceased to be a director on December 21, 2012.

ITEM 8.     Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and the financial statements referred to therein.

Legal Proceedings

Please see “Item 4—Information on the Company—Legal Proceedings” for information on the legal proceedings our companies are involved in.

Policy on Dividend Distributions

Our board of directors approved our dividend guidelines in April 2011 with effect from June 1, 2011. Barring unforeseen circumstances, the company aims to pay out a significant part of its annual operating free cash flow to its shareholders in the form of dividends. Operating free cash flow is defined as net cash from operating activities minus capital expenditures, and can be derived from the consolidated group financial statements. We aim to pay out at least US$0.80 per share per year for the period 2012-2014 assuming not more than 1,628,000,000 common shares are issued and outstanding. The company will plan to pay the annual dividend in two tranches. The first tranche will be an interim dividend planned to be paid during the second half of the year. The second tranche will be the final dividend that is planned to be paid out following the annual results announcement.

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

The financial terms referred to above are derived from and computed on the basis of measurements that appear in our audited annual consolidated IFRS financial statements. Unless otherwise specified, all financial measurements in these guidelines shall be calculated based on the financial statements for the year ended prior to the decision being taken. For interim dividends, these financial measurements shall be calculated based on the financial statements for the quarters in the year ended prior to the decision being taken (whether such financial statements are audited or unaudited).

The company’s dividend guidelines will be reviewed annually to ascertain that the company will continue to maintain an efficient capital structure, capable of securing its growth ambitions while honoring its financial commitments on a sustainable basis.

Pursuant to Bermuda law, we are restricted from declaring or paying a dividend if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due, or (b) the realizable value of our assets would as a result of the dividend be less than our liabilities. The supervisory board may, subject to our bye-laws and in accordance with Bermuda law, declare a dividend to be paid to the shareholders holding shares entitled to receive dividends, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in shares or other assets, including through the issuance of our shares or other securities, in which case the supervisory board may fix the value for distribution in specie of any assets, shares or securities. We are not required to pay interest on any unpaid dividend. In accordance with our bye-laws, dividends may be declared and paid in proportion to the amount paid up on each share. The holders of common shares are entitled to dividends if the payment of dividends is approved by the supervisory board. The holders of convertible preferred shares are not entitled to receive dividends.

In December 2012, we announced a final dividend for 2011 of US$0.35 per common share and an interim dividend for 2012 of USD 0.45 per common share, which dividends were paid in January 2013 for a total amount of USD 1.3 billion. Our dividend guidelines are currently under review following Altimo’s announcement that it intends to convert 128,532,000 convertible preferred shares to common shares on April 16, 2013. We expect a decision on the dividend policy by our supervisory board in the second quarter of 2013. We also expect to announce the final dividend for 2012 and a possible extra-ordinary dividend related to proceeds of a conversion in the second quarter of 2013. We cannot assure you we will continue to pay dividends on our common shares and ADSs in the future and any decision by our company not to pay dividends or to reduce dividend payments in the future could adversely affect the value of our common shares or ADSs. For more information regarding certain risks involved in connection with the recommendation and payment of dividends, please see “Item 10—Additional Information—B. Memorandum and Articles of Association—Dividends and Dividend Rights,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—VimpelCom is a holding company and depends on the performance of its subsidiaries and their ability to make distributions to it” and “—Risks Related to the Ownership of Our ADSs—Various factors may hinder the declaration and payment of dividends.”

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

Year Ended December 31	High		Low
2010:
Third Quarter	US$	17.56	US$	14.35
Fourth Quarter	US$	16.25	US$	13.96

2011:
First Quarter	US$	15.69	US$	13.66
Second Quarter	US$	14.66	US$	12.67
Third Quarter	US$	12.98	US$	9.53
Fourth Quarter	US$	11.92	US$	9.16

2012:
First Quarter	US$	12.50	US$	9.57
Second Quarter	US$	11.25	US$	7.23
Third Quarter	US$	11.99	US$	7.75
Fourth Quarter	US$	12.26	US$	10.11

Months
September 2012	US$	11.99	US$	10.65
October 2012	US$	12.26	US$	10.71
November 2012	US$	11.38	US$	10.11
December 2012	US$	11.50	US$	10.33
January 2013	US$	12.22	US$	10.57
February 2013	US$	12.55	US$	11.61

On March 15, the closing price per ADS on the NYSE was US$ 11.77.

B.	Plan of Distribution

Not required.

C.	Markets

Our ADSs have been listed and traded since April 16, 2010 on the NYSE under the symbol “VIP.” The NYSE is the principal trading market for the ADSs.

D.	Selling Shareholders

Not required.

E.	Dilution

Not required.

F.	Expenses of the Issue

Not required.

ITEM 10.	Additional Information

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

We describe below the material provisions of our memorandum of association and bye-laws, certain provisions of Bermuda law relating to our organization and operation, and some of the terms of our share rights based on provisions of our memorandum of association and current bye-laws and applicable Bermuda law and certain agreements relating to our shares. Although we believe that we have summarized the material terms of our memorandum of association and bye-laws, Bermuda legal requirements and our share capital, this summary is not complete and is qualified in its entirety by reference to our memorandum of association and bye-laws and applicable Bermuda law. All references to our bye-laws herein, unless otherwise noted, are to Section B of our bye-laws, which were approved on April 20, 2010 by our shareholders.

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

Our bye-laws are split into two distinct sets of bye-laws: Section A and Section B. Section A of our bye-laws were in effect until the VimpelCom Shareholders Agreement terminated on December 10, 2011. Termination of the VimpelCom Shareholders Agreement caused Section B of our bye-laws to automatically come into force to the exclusion of Section A of our bye-laws. References to our bye-laws in the following sections of this Item 10 are to Section B of bye-laws.

Issued Share Capital

As of December 31, 2012, our authorized share capital is divided into common shares, par value US$0.001, of which 2,630,639,827 are authorized and 1,628,199,135 are issued and convertible preferred shares, par value US$0.001, of which 433,532,000 are authorized and issued.

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

Our company may, under its bye-laws, at any time request any person it has cause to believe is interested in the shares of our company to confirm details of shares of our company in which that person holds an interest.

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

The holders of convertible preferred shares are not entitled to receive dividends and are not entitled to any payment in respect of our surplus assets in the event of our liquidation. The holders of convertible preferred shares are, subject to our bye-laws and Bermuda law, entitled to convert their convertible preferred shares, at their option, at any time (a) after the date which is two years and six calendar months after the date of issue of the relevant convertible preferred shares but before the date which is five years after such date of issue and (b) during the period between the date on which a mandatory offer to acquire all common shares and all convertible preferred shares is announced and the final business day such offer is open for acceptance, in each case, in whole or in part, into common shares on the basis of one common share for one convertible preferred share. Upon conversion, the converting shareholder must pay to us a conversion premium per share equal to the greater of (1) the closing mid-market price of our common ADSs on the NYSE on the date of the conversion notice, and (2) the 30 day volume weighted average price on the NYSE of our common ADSs on the date of the conversion notice. The holders of convertible preferred shares have the same voting rights as the holders of common shares. Any convertible preferred shares not redeemed five years after their issue will be immediately redeemed by the company at a redemption price of US$0.001 per share.

There are no sinking fund provisions attached to any of our shares. Holders of fully paid common shares or convertible preferred shares have no further liability to the company for capital calls.

All rights of any share of any class held in treasury are suspended and may not be exercised while the share is held by the our company in treasury.

Shareholders’ Meetings

Shareholders’ meetings are convened and held in accordance with our bye-laws and Bermuda law. Registered holders of voting shares as of the record date for the shareholder meeting may attend and vote.

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

In addition to those matters required by Bermuda law or the NYSE rules to be approved by a simple majority of shareholders at any general meeting, the following actions require the approval of a simple majority of the votes cast at any general meeting:

•	any sale of all or substantially all of the our assets;

•	the appointment of an auditor; and

•	removal of directors.

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

•

loans to any director, which require a resolution to be passed by shareholders representing not less than 90.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution; and

•

the discontinuation of VimpelCom Ltd. to a jurisdiction outside Bermuda, which requires a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution.

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

Supervisory Board and Management Board

Our company is governed by our supervisory board currently consisting of nine directors.

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

Dividends unclaimed for a period of seven years from the date of payment may be forfeited.

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

Interested Party Transactions

The supervisory board has the right to approve transactions with interested parties, subject to Bermuda law. Prior to voting by the supervisory board on such transaction, all interests must be fully disclosed to the supervisory board prior to any discussion of or voting on the matter. The interested director may participate in the discussion and vote on such a transaction, unless otherwise restricted by applicable law or in accordance with our bye-laws.

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

Amended and Restated Share Sale and Exchange Agreement. In connection with the Wind Telecom Transaction, on January 17, 2010, we entered into a share sale and exchange agreement with Wind Telecom S.p.A., and Weather Investments II S.à r.l., which agreement was amended and restated on April 15, 2011, and further amended on November 25, 2011 and January 31, 2012, and which we refer to as the “Amended and Restated Share Sale Agreement.” Pursuant to the Amended and Restated Share Sale and Exchange Agreement, we acquired 100.0% of the outstanding shares of Wind Telecom in exchange for consideration consisting of 325,639,827 newly-issued VimpelCom common shares, 305,000,000 newly-issued VimpelCom convertible preferred shares and US$1,495 million in cash. In addition, the agreement provided for the demerger and spin-off of certain assets of the Wind Telecom group back to Weather II. The last remaining spin-off assets were transferred to Weather II in February 2012. The Amended and Restated Share Sale and Exchange Agreement also contains provisions regarding, among other matters, post-closing indemnity obligations as between the parties to the agreement relating to such matters as breach of representations and covenants and certain specific additional matters.

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

The discussion which follows is intended as a descriptive summary only and is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential United States federal or Dutch income and withholding tax consequences to a prospective holder of ADSs or common shares. Each investor is urged to consult its own tax advisor regarding the specific United States federal, state, and local and Dutch tax consequences of the ownership and disposition of the ADSs or common shares and regarding the effect and applicability of tax treaties.

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

Since the United States federal income and withholding tax treatment of a U.S. Holder may vary depending upon particular situations, certain U.S. Holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, U.S. Holders subject to the alternative minimum tax, U.S. Holders who are broker-dealers in securities, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. Holders that received common shares as compensation for services, and U.S. Holders that own, directly, indirectly or by attribution, 5.0% or more of the outstanding common shares) may be subject to special rules not discussed below. In addition, this summary is generally limited to U.S. Holders who will hold ADSs or common shares as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code and not as part of a “hedging transaction,” “straddle” or “conversion transaction” within the meaning of Sections 1221, 1092 and 1258 of the Internal Revenue Code and the regulations thereunder. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law on a U.S. Holder in the ADSs or common shares.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a U.S. Holder that is an individual with respect to the ADSs or common shares will be subject to U.S. taxation at a maximum current rate of 15.0%, or 20% depending on the income level of the individual, if the dividends are “qualified dividends.” Dividends paid on the ADSs or common shares will be treated as qualified dividends if our company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. Based on our audited financial statements and relevant market and shareholder data, we believe that it was not treated as a PFIC for U.S. federal income tax purposes with respect to our prior taxable years. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate being treated as a PFIC for our current taxable year. Individuals, estates and trusts with gross income in excess of US$200,000 (US$250,000 for joint filers) will be subject to an additional Medicare tax of 3.8% of net investment income, which generally includes dividends, in excess of certain thresholds.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether our company will be able to comply with them. Holders of our ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

To the extent described under “—Dutch Tax Considerations,” dividends we pay with respect to the ADSs to U.S. Holders may be subject to withholding tax imposed by the Netherlands at a rate of 15.0%. Subject to certain conditions and limitations, tax withheld by the Netherlands on dividends may be deducted from a U.S. Holder’s U.S. taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. Dividends received by a U.S. Holder with respect to the ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we distribute generally will constitute “passive income,” or, in the case of certain U.S. Holders that are members of a financial services group or persons predominantly engaged in the active conduct of a banking, insurance, financing or similar business, “general category income.”

Taxation on sale or exchange of ADSs or common shares

Subject to the discussion under the heading “—Passive foreign investment company,” the sale of ADSs or common shares generally will result in the recognition of U.S.-source gain or loss in an amount equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted basis in such ADSs or common shares. If a U.S. Holder disposes of ADSs or common shares for foreign currency, the amount realized will generally be the U.S. dollar value of the payment received, determined using the spot rate on the settlement date for the sale. Gain or loss upon the sale of ADSs or common shares will be capital gain or loss and will be long-term capital gain or loss if the ADSs or common shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder with respect to ADSs or common shares will be subject to tax at a maximum current rate for individuals of 15%, or 20.0% depending on the individual’s income level, and generally 35.0% for corporations. However, special rules may apply to a redemption of common shares which may result in the proceeds of the redemption being treated as a dividend. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. If a U.S. Holder receives a currency other than the U.S. dollar (e.g., Euros) upon a sale or exchange of ADSs or common shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such currency will be U.S. source ordinary income or loss. However, if such currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any additional gain or loss on such conversion.

In addition, individuals, estates and trusts with an adjusted gross income in excess of US$200,000 (US$250,000 for joint filers) are subject to an additional Medicare tax of 3.8% of net investment income, which generally includes capital gains, in excess of certain thresholds.

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

Consequences of PFIC classification. If we were classified as a PFIC for any taxable year in which a U.S. Holder is a holder of ADSs or common shares, such holder would be subject to special rules, generally resulting in increased tax liability in respect of gain realized on the sale or other disposition of ADSs or common shares or upon the receipt of certain distributions on ADSs or common shares. For example, gain recognized on disposition of PFIC stock or the receipt of an “excess distribution” from a PFIC is: (1) treated as if it were ordinary income earned ratably on each day in the taxpayer’s holding period for the stock at the highest marginal rate in effect during the period in which it was deemed earned and (2) subject to an interest charge as if the resulting tax had actually been due in such earlier year or years. An “excess distribution” is the amount of any distribution received by a U.S. Holder during the taxable year that exceeds 125.0% of the immediately preceding three-year average of distributions received from the corporation, subject to certain adjustments.

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

Individuals will be required to attach certain information regarding “specified foreign financial assets” to their U.S. federal income tax returns for any year in which the aggregate value of all such assets held by such individuals exceeds US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year (higher thresholds apply for certain married individuals filing joint returns). A “specified foreign financial asset” includes any depository or custodial accounts at foreign financial institutions, and to the extent not held in an account at a financial institution, (1) stocks or securities issued by non-U.S. persons, and (2) any interest in a non-U.S. entity. Our company is a non-U.S. person and entity for this purpose. Penalties may be imposed for the failure to disclose such information regarding specified foreign financial assets. U.S. Holders should consult their tax advisors regarding the potential application of these new rules to their ownership of ADSs or common shares.

Dutch Tax Considerations

The following summary solely addresses the material Dutch tax consequences for a Non-resident holder (as described below), including a U.S. Holder, of our ADSs in respect of their disposition or acquisition. This summary does not address every aspect of Dutch taxation that may be relevant to you, as a Non-resident holder, nor does it address special circumstances or treatment that may be available under applicable law. If you are a Non-resident holder, you should consult your own tax advisor for more information about the tax consequences of your owning and disposing of our ADSs.

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

3.	a person who or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more ADSs within the meaning of 1. or 2. above; and

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

        If a Non-resident holder of ADSs is resident in the non-European part of the Kingdom of the Netherlands or in a country that has concluded a double taxation treaty with the Netherlands, such holder may be eligible for a full or partial relief from the dividend withholding tax, provided such relief is timely and duly claimed. Pursuant to Dutch rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner of dividends distributed by VimpelCom. The Dutch tax authorities have taken the position that this beneficial-ownership test can also be applied to deny relief from dividend withholding tax under double tax treaties, the Tax Arrangement for the Kingdom (Belastingregeling voor het Koninkrijk) and the Tax Arrangement for the country of the Netherlands (Belastingregeling voor het land Nederland).

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

As of December 31, 2012 and 2011, the largest currency exposure risks for the group as a whole was in relation to the Russian ruble, the euro, the Algerian dinar, the Pakistani rupee, the Bangladeshi taka, the Ukrainian hryvnya and Kazakh tenge, because the majority of our cash flows from operating activities in Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine and Kazakhstan are denominated in these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

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

The following table summarizes information, as of December 31, 2012, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, primarily represented by foreign currency denominated debt obligations:

	Aggregate nominal amount of total debt denominated in foreign currency outstanding as of December 31,					Fair Value as of December 31, 2012
	2013	2014	2015	2016	2017
Total debt:
Fixed Rate (US$)	4,064.1	4,115.3	4,115.3	3,015.3	2,000.0	5,293.3
Average interest rate	9.1%	9.1%	9.1%	9.7%	8.4%
Variable Rate (US$)	106.4	48.5	14.5	—	—	252.1
Average interest rate	2.8%	2.7%	2.7%	—	—
	4,170.5	4,163.8	4,129.8	3,015.3	2,000.0	5,545.4

In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

As of December 31, 2012, the interest rate risk on the financing of our group was limited as more than 93% of the group’s total debt was fixed rate debt. It is our intention to increase the floating rate share of our debt portfolio over time in order to improve the funding cost profile of the company as a whole.

For more information on our market risks and financial risk management for derivatives and other financial instruments, see notes 5 and 17 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

In certain instances, our depositary has agreed to provide additional payments to us based on changes in certain conditions relating to the ADR facility. According to our agreement with the depositary, there are limits on the amount of investor relations program or special relations promotional activities expenses for which our depositary will pay or reimburse us, but the amount of payment or reimbursement available to us is not tied to the amount of fees the depositary collects from investors.

From January 1, 2012 to December 31, 2012, the depositary reimbursed expenses of approximately US$636,000 for maintenance costs for the ADRs, and reimbursed to us or paid on our behalf approximately US$880,000 for investor relationship programs or special investor relations promotional activities.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not required.

ITEM 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, or “CEO,” and Chief Financial Officer, or “CFO,” of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Based upon the evaluation, our CEO and CFO have concluded that as of December 31, 2012, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. These disclosure controls and procedures include our Disclosure Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure Review Committee also provides an additional check on our disclosure controls and procedures.

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

Our management has assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2012. In making its assessment, our management has utilized the criteria set forth by the Committee of Sponsoring Organizations, or “COSO,” of the Treadway Commission in Internal Control—Integrated Framework, and Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act. Based on the assessment, our management believes our company maintained effective internal control over financial reporting as of December 31, 2012.

Ernst & Young Accountants LLP, our company’s independent registered public accounting firm has issued an attestation report on our management’s assessment of internal controls, a copy of which appears below.

(c) Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of VimpelCom Ltd.

We have audited VimpelCom Ltd.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). VimpelCom Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, VimpelCom Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of VimpelCom Ltd. as of December 31, 2012 and 2011, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows of VimpelCom Ltd. for each of the three years in the period ended December 31, 2012 and our report dated March 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Accountants LLP

Amsterdam, The Netherlands

March 22, 2013

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

The supervisory board has determined that Dr. Hans-Peter Kohlhammer, a member of our audit committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Dr. Kohlhammer is “independent,” as defined in Rule 10A-3 under the Exchange Act and current NYSE listing rules applicable to us. For a description of Dr. Kohlhammer’s experience, please see “Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management—Supervisory Board—Dr. Hans-Peter Kohlhammer.”

ITEM 16B.	Code of Ethics

On December 1, 2012, we enacted a group wide Code of Conduct, including a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which applied to employees, officers and directors of VimpelCom. VimpelCom also expects compliance by its business partners with the principles set forth in the Code of Conduct. The new Code of Conduct replaced our code of ethics which was in place prior to December 1, 2012. The Code of Conduct provides group-wide standards designed primarily to deter wrongdoing and promote honest and ethical conduct, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of violations and accountability for adherence to the code. All employees, officers and directors of VimpelCom are required to acknowledge having read and understood the contents of the Code of Conduct. Our Code of Conduct in force is available on our web site at http://www.vimpelcom.com. We will disclose any amendment to the provisions of such code of ethics or any waiver that our supervisory board may grant on our web site at the same address.

ITEM 16C.	Principal Accountant Fees and Services

Ernst & Young Accountants LLP have served as our independent public accountants for the fiscal years ended December 31, 2012 and 2011, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Accountants LLP and their affiliates in 2012 and 2011.

Year ended December 31,
	2012	2011
(In millions)
Audit Fees	US$15.7	US$12.6
Audit-Related Fees	US$0.1	US$0.4
Tax Fees	US$0.0	US$0.1
All Other Fees	US$1.0	US$2.9
Total	US$16.8	US$16.0

Audit Services

Audit services mainly consisted of the audit of the consolidated financial statements as of and for the years ended December 31, 2012 and 2011, the review of quarterly consolidated financial statements and services provided in connection with regulatory and statutory filings, including comfort letters, consents and Sarbanes-Oxley Section 404 attestation services.

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

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required the company to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, the company’s audit committee pre-approves the engagement terms and fees of Ernst & Young Accountants LLP and its affiliates for audit and non-audit services, including tax services. The company’s audit committee pre-approved the engagement terms and fees of Ernst & Young Accountants LLP and its affiliates for all services performed for the fiscal year ended December 31, 2012.

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

Audit Committee

The NYSE rules require that listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or “Rule 10A-3,” and that the audit committee must be composed of at least three independent directors, as defined in Rule 10A-3 and the NYSE rules. Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with the NYSE requirement to have at least three members. However, our audit committee currently comprises three directors, all of whom are independent directors, as defined in Rule 10A-3. The audit committee is responsible for, among other things, the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors.

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

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of this Item.

ITEM 18.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

OF VIMPELCOM LTD.

ITEM 19.	Exhibits

List of Exhibits.

Exhibit No.	Description
1.1	Bye-laws of VimpelCom Ltd. adopted on April 20, 2010. *

2.1	Form of Deposit Agreement (common shares) between VimpelCom Ltd. and The Bank of New York Mellon, as depositary.**

2.2	Agreement to furnish instruments relating to long-term debt.†

4.1	Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A., Weather Investments II S.à r.l. and certain Shareholders of Wind Telecom S.p.A., dated as of April 15, 2011.§

4.2	Amendment No. 1 to Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A. and Weather Investments II S.à r.l. (dated as of April 15, 2011), dated as of November 25, 2011. §§

4.3	Amendment No. 2 to Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A. and Weather Investments II S.à r.l. (dated as of April 15, 2011), dated as of January 31, 2012. §§§

4.4	Form of Indemnification Agreement.+

4.5	Executive Investment Plan.++

4.6	Director Investment Plan.+++

8.	List of Subsidiaries.†

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.†

15.1	Consent of Ernst & Young Accountants LLP.†

*	Incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-8 (Registration No. 333-166315) of VimpelCom Ltd., filed on April 27, 2010.
**	Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (Registration No. 333-164770) of VimpelCom Ltd., filed on February 8, 2010.
§	Incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Weather Investments II S.à r.l. on April 22, 2011.
§§	Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of VimpelCom Ltd. for the fiscal year ended December 31, 2011, filed on April 30, 2012.
§§§	Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F of VimpelCom Ltd. for the fiscal year ended December 31, 2011, filed on April 30, 2012.

+	Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of VimpelCom Ltd. for the fiscal year ended December 31, 2010, filed on June 30, 2011.
++	Incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 (Registration No. 333-180368) of VimpelCom Ltd., filed on March 27, 2012.
+++	Incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 (Registration No. 333-183294) of VimpelCom Ltd., filed on August 14, 2012.
†	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

VIMPELCOM LTD.

By:	/s/ Jo Lunder
Name:	Jo Lunder
Title:	Chief Executive Officer

Date:	March 22, 2013

VimpelCom Ltd.

Consolidated financial statements

Years ended December 31, 2012, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of VimpelCom Ltd.

We have audited the accompanying consolidated statement of financial position of VimpelCom Ltd. as of December 31, 2012 and 2011, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of VimpelCom Ltd.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VimpelCom Ltd. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VimpelCom Ltd.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Accountants LLP

Amsterdam, The Netherlands

March 22, 2013

Consolidated financial statements

VimpelCom Ltd.

As of 31 December 2012 and 2011 and for the three years ended 31 December 2012

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated income statements

for the years ended 31 December 2012, 2011 and 2010

		Years ended 31 December
	Note	2012	2011	2010
(In millions of US dollars, except per share amounts)
Service revenues		22,122	19,579	10,291
Sale of equipment and accessories		677	516	194
Other revenues	8	262	167	37

Total operating revenues	7	23,061	20,262	10,522

Operating expenses
Service costs		5,439	4,962	2,251
Cost of equipment and accessories		693	663	217
Selling, general and administrative expenses	9	7,161	6,381	3,198
Depreciation	15	2,926	2,726	1,403
Amortization	16	2,080	2,059	610
Impairment loss	10	386	527	—
Loss on disposals of non-current assets		205	90	49

Total operating expenses		18,890	17,408	7,728

Operating profit		4,171	2,854	2,794

Finance costs		2,029	1,587	536
Finance income		(154)	(120)	(69)
Revaluation of retained interest in Euroset	6	(606)	—	—
Other non-operating losses/(gains)	11	75	308	(35)

Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	12	9	35	(90)
Net foreign exchange (gain)/loss		(70)	190	5

Profit before tax		2,888	854	2,447

Income tax expense	13	906	585	574

Profit for the year		1,982	269	1,873

Attributable to:
The owners of the parent		2,145	543	1,806
Non-controlling interest		(163)	(274)	67

		1,982	269	1,873

Earnings per share

Basic, profit for the year attributable to ordinary equity holders of the parent	14	$1.33	$0.36	$1.50

Diluted, profit for the year attributable to ordinary equity holders of the parent	14	$1.32	$0.36	$1.50

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of comprehensive income

for the years ended 31 December 2012, 2011 and 2010

		Year ended 31 December
	Note	2012	2011	2010
(In millions of US dollars)
Profit for the year		1,982	269	1,873

Other comprehensive income

Share of foreign currency translation of associates and joint ventures accounted for using the equity method (net of tax in 2012 of USD nil, 2011 of USD nil and 2010 of USD nil)		17	(65)	(18)

Net movement on cash flow hedges (net of tax in 2012 of USD 15, 2011 of USD 22 and 2010 of USD nil)	17	(76)	(279)	—
Foreign currency translation		(63)	(703)	(73)

Recycling of accumulated foreign currency translation on translation for equity interest in acquiree in business combination achieved in stages (net of tax in 2012 of USD nil and 2011 of USD nil)	6	17	43	—

Other comprehensive loss for the year, net of tax		(105)	(1,004)	(91)

Total comprehensive income / (loss) for the year, net of tax		1,877	(735)	1,782

Attributable to:

The owners of the parent		2,142	(336)	1,725
Non-controlling interests		(265)	(399)	57

		1,877	(735)	1,782

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of financial position

As of 31 December 2012 and 2011

	Note	As of 31 December 2012	As of 31 December 2011
(In millions of US dollars)
Assets
Non-current assets
Property and equipment	15	15,666	15,165
Intangible assets	16	10,601	11,825
Goodwill	10	16,964	16,776
Investments in associates and joint ventures	12	1,168	388
Deferred tax assets	13	312	386
Other financial assets	17	1,091	1,536
Other non-financial assets	18	18	92

Total non-current assets		45,820	46,168

Current assets
Inventories	19	167	227
Trade and other receivables	17, 20	2,495	2,711
Other non-financial assets	18	1,290	1,320
Current income tax asset	13	292	293
Other financial assets	17	270	345
Cash and cash equivalents	21	4,949	2,325

Total current assets		9,463	7,221

Assets classified as held for sale	6	77	650

Total assets		55,360	54,039

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	22,23,24	14,869	14,037
Non-controlling interests		503	865

Total equity		15,372	14,902

Non-current liabilities
Financial liabilities	17	25,693	25,724
Provisions	25	548	402
Other non-financial liabilities	18	410	442
Deferred tax liability	13	1,416	1,624

Total non-current liabilities		28,067	28,192

Current liabilities
Trade and other payables	17	4,585	4,566
Dividends payable	23	1,274	—
Other non-financial liabilities	18	2,243	2,030
Other financial liabilities	17	3,388	3,118
Current income tax payable	13	202	399
Provisions	25	192	182

Total current liabilities		11,884	10,295

Liabilities associated with assets held for sale	6	37	650

Total equity and liabilities		55,360	54,039

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of changes in equity

for the years ended 31 December 2012, 2011 and 2010

(In millions of US dollars)	Number of shares outstanding	Issued capital	Capital Surplus	Treasury shares	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non-controlling interest	Total equity
As at 1 January 2010	1,014,291,577	1	1,432	(224)	(30)	3,370	(384)	4,165	37	4,202

Profit for the period		—	—	—	—	1,806	—	1,806	67	1,873
Other comprehensive income		—	—	—	—	—	(81)	(81)	(10)	(91)

Total comprehensive income		—	—	—	—	1,806	(81)	1,725	57	1,782

Dividends		—	—	—	—	(594)	—	(594)	(73)	(667)
Issuance of shares for KyivStar acquisition	301,653,080	—	5,595	—	—	—	—	5,595	—	5,595
Effect of exchange offer	(24,764,218)	—	(501)	—	—	—	—	(501)	—	(501)
Issuance of shares	50,000	—	1	—	—	—	—	1	—	1
Repurchase of noncontrolling interest in OJSC		—	30	—	—	—	—	30	—	30
Acquisition of non-controlling interest		—	—	—	(4)	—	—	(3)	(6)	(10)
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control		—	—	—	(11)	—	—	(11)	(24)	(35)
Exercise of options	820,261	—	—	8	—	—	—	8	—	8
Share-based payment transactions		—	—	—	7	—	—	7	—	7
As at 31 December 2010	1,292,050,700	1	6,557	(216)	(38)	4,582	(467)	10,421	(9)	10,412

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of changes in equity (continued)

(In millions of US dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Treasury shares	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non-controlling interest	Total equity
As of 1 January 2011		1,292,050,700	1	6,557	(216)	(38)	4,582	(467)	10,421	(9)	10,412

Profit for the period			—	—	—	—	543	—	543	(274)	269
Total other comprehensive income			—	—	—	(276)		(603)	(879)	(125)	(1,004)

Total comprehensive income			—	—	—	(276)	543	(603)	(336)	(399)	(735)

Dividends			—	—	—	—	(1,216)	—	(1,216)	—	(1,216)
Issuance of shares	1	325,639,827	1	4,988	—	—	—	—	4,989	—	4,989
Acquisition of treasury shares		(50,000)	—	—	(1)	—	—	—	(1)	—	(1)
Non-controlling interest arising on a business combination	6		—	—	—	(13)	—	—	(13)	2,124	2,111
Restructuring of shareholding in consolidated subsidiaries	6		—	—	—	268	—	(5)	263	(37)	226
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control			—	—	—	(54)	—	—	(54)	(49)	(103)
Effect of deconsolidation OTH spin-off assets	6		—	—	—		—	—	—	(765)	(765)
Exercise of options	24	480,000	—	—	4	(3)	—	—	1	—	1
Share-based compensation	24		—	—	—	(17)	—	—	(17)	—	(17)
As of 31 December 2011		1,618,120,527	2	11,545	(213)	(133)	3,909	(1,073)	14,037	865	14,902

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of changes in equity (continued)

(In millions of US dollars)	Note	Number of shares	Issued capital	Capital Surplus	Treasury shares	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non-controlling interest	Total equity
As of 1 January 2012		1,618,120,527	2	11,545	(213)	(133)	3,909	(1,075)	14,037	865	14,902

Profit for the period			—	—	—	—	2,145	—	2,145	(163)	1,982
Total other comprehensive income			—	—	—	(76)	—	73	(3)	(102)	(105)

Total comprehensive income			—	—	—	(76)	2,145	73	2,142	(265)	1,877

Dividends			—	—	—	—	(1,295)	—	(1,295)	(26)	(1,321)
Acquisitions			—	(10)	—	—	—	—	(10)	1	(9)
Divestments				—	—	—	—	—	—	(42)	(42)
Sale of treasury shares	24	1,064,718	—	—	10	—	—	—	10	—	10
Exercise of options	24	67,433	—	(1)	—	—	—	—	(1)	—	(1)
Purchase of treasury shares	24	(50,000)	—	—	(1)	—	—	—	(1)	—	(1)
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control			—	—	—	(12)	—	(5)	(17)	(34)	(51)
Other changes			—	2	—	—	—	2	4	4	8
As of 31 December 2012		1,619,202,678	2	11,536	(204)	(221)	4,759	(1,003)	14,869	503	15,372

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

(Amounts presented are in millions of US dollars unless otherwise indicated)

Consolidated statements of cash flows

For the years ended 31 December 2012, 2011 and 2010

		Year ended 31 December
	Note	2012	2011	2010
(In millions of US dollars)
Operating activities
Profit for the year		1,982	269	1,873
Income tax expense	13	906	585	574

Profit before tax		2,888	854	2,447

Non-cash adjustment to reconcile profit before tax to net cash flows from operating activities:
Depreciation	15	2,926	2,726	1,403
Amortization	16	2,080	2,059	610
Impairment loss	10	386	527	—
Loss on disposals of non-current assets		205	90	49
Finance income		(154)	(120)	(69)
Finance costs		2,029	1,587	536
Revaluation of retained interest in Euroset	6	(606)	—	—
Other non-operating losses/(gains)	11	75	308	(35)
Net foreign exchange (gain)/ loss		(70)	190	5
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	12	9	35	(90)
Movements in provisions and pensions		36	(26)	42

Operating profit before working capital changes		9,804	8,230	4,898
Working capital adjustments:

Change in trade and other receivables and prepayments		10	(176)	10
Change in inventories		14	(69)	(49)
Change in trade and other payables		421	332	(59)

		445	87	(98)

Interest paid		(2,144)	(1,528)	(539)
Interest received		383	106	56
Income tax paid		(1,231)	(790)	(615)

Net cash flows from operating activities		7,257	6,106	3,702

Investing activities

Proceeds from sale of property, plant and equipment and intangible assets		42	34	14

Purchase of property, plant and equipment and intangible assets		(3,886)	(6,260)	(1,814)
Loans granted to Associates, net of repayments		(189)	(118)	(33)

Receipts from deposits		107	212	478
Disposal of subsidiaries, net of cash disposed		(75)	—	—

Acquisition of subsidiaries, net of cash acquired		—	(838)	(27)
Other		(7)	25	—

Net cash flows used in investing activities		(4,008)	(6,945)	(1,382)

Financing activities
Proceeds from borrowings net of fees paid		3,094	10,389	1,170
Repayment of borrowings		(3,650)	(6,581)	(2,898)
Purchase of treasury shares		—	(1)	(480)
Dividends paid to equity holders of the parent		—	(1,216)	(578)
Dividends paid to non-controlling interests		(26)	(13)	(72)
Other		(5)	5	(6)

Net cash flows used in / from financing activities		(587)	2,583	(2,864)

Net increase/(decrease) in cash and cash equivalents		2,662	1,744	(544)
Net foreign exchange difference		(38)	(304)	(22)

Cash and cash equivalents at beginning of period	21	2,325	885	1,451

Cash and cash equivalents at end of period	21	4,949	2,325	885

The accompanying notes are an integral part of these consolidated financial statements.

Notes to consolidated financial statements

1 General information

VimpelCom Ltd. (“VimpelCom”, the “Company”, and together with its consolidated subsidiaries the “Group” or “we”) was incorporated in Bermuda on 5 June 2009. The registered office of VimpelCom Ltd. is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VimpelCom Ltd.’s headquarters and principal place of business are located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.

The consolidated financial statements are presented in United States dollars (“U.S. dollar” or USD). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or ADS) amounts and as otherwise indicated.

On 15 April 2011, VimpelCom successfully completed the acquisition of 51.9% of Orascom Telecom Holding S.A.E. (“Orascom Telecom”, or “OTH”) and 100% of Wind Telecomunicazioni S.p.A. (“Wind Italy”) through the acquisition of Wind Telecom S.p.A. (“Wind Telecom”, formerly Weather) (Note 6).

VimpelCom earns revenues by providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. As of 31 December 2012, the Company operated telecommunications services in Russia, Italy, Algeria, Kazakhstan, Ukraine, Pakistan, Bangladesh, Armenia, Tajikistan, Uzbekistan, Georgia, Kyrgyzstan, Laos, Central African Republic, Burundi, and Cambodia. The Company also holds equity shareholdings in companies operating in Canada and Zimbabwe.

The consolidated financial statements of the Company for the year ended 31 December 2012 were authorized for issue in accordance with a resolution of the Audit Committee of the Supervisory Board on 22 March 2013, acting under authority delegated to the Audit Committee from the Supervisory Board on 5 March 2013.

2 Basis of preparation of the consolidated financial statements

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective at the time of preparing the consolidated financial statements and applied by VimpelCom. The consolidated financial statements have been prepared on a historical cost basis, unless disclosed otherwise.

The preparation of these consolidated financial statements have required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these estimates and assumptions affects the amounts reported in the statement of financial position and the income statement, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.

Application of certain accounting principles requires a higher degree of subjectivity when making judgments and changes in the underlying conditions could significantly affect the consolidated financial statements. Note 4 below includes further discussion of certain critical accounting estimates.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are fully consolidated from the date of acquisition, which is the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intercompany accounts and transactions within the Group have been eliminated.

Non-controlling interests are reported in the consolidated statement of financial position as a separate component of equity. Non-controlling interests represent the equity in subsidiaries not attributable, directly or indirectly, to the Company. We refer to Note 17 for the effect of options over non-controlling interests.

3 Significant accounting policies

New accounting pronouncements not yet adopted

VimpelCom adopts new IFRSs by following the transitional requirements of each new standard. The following new or revised IFRSs which are relevant to the Group have not yet been adopted by VimpelCom:

•

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1. The amendments to IAS 1 change the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affects presentation only and will have no impact on the Group’s financial position or reported performance. The amendment becomes effective for annual periods beginning on or after 1 July 2012.

•

IAS 19 Employee Benefits (Revised). This standard contains numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amended standard will impact the net benefit expense, as the new standard requires that the expected return on plan assets will be calculated using the same interest rate as applied for the purpose of discounting the benefit obligation. The Group does not expect that the changes from the new standard will materially impact the Group’s financial position or reported performance. The amendment becomes effective for annual periods beginning on or after 1 January 2013.

•

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011). As a consequence of the new IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures, in addition to associates. The application of the equity method will not change as a result of this amendment and therefore this standard will have no impact on the Group’s financial position or reported performance. The revised standard becomes effective for annual periods beginning on or after 1 January 2013.

•

IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32. These amendments permit financial assets and liabilities to be offset against each other for balance sheet presentation only where a currently existing, legally enforceable, unconditional right of offset applies to all counterparties of the financial instruments in all situations, including both normal operations and insolvency. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Group’s financial position or reported performance and become effective for annual periods beginning on or after 1 January 2014.

•

IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7. These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. The amendment affects disclosures only and will have no impact on the Group’s financial position or result of operations. The amendment becomes effective for annual periods beginning on or after 1 January 2013.

•

IFRS 9 Financial Instruments: Classification and Measurement. IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

•

IFRS 10 Consolidated Financial Statements. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities and defines that control is an investor’s ability to use its power over another entity, to affect the variable returns derived from its involvement with that entity. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. Based on the analyses performed, IFRS 10 will have no impact on the Group’s financial position or reported performance. This standard becomes effective for annual periods beginning on or after 1 January 2013.

•

IFRS 11 Joint Arrangements. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. In 2012, VimpelCom was required to re-measure its 49.9% stake in Euroset Holding N.V. (“Euroset”) due to the creation of a joint venture with Lefbord Investments Limited, a company owned by OJSC MegaFon, one of our competitors in Russia, and its affiliate Garsdale Services Investment Ltd. (together “Megafon”) and the acquisition of an additional 0.1% interest. The re-measurement amounted to USD 606, following the requirements of IAS 28 to fair value the original interest held prior to the transaction. Aside from the Euroset remeasurement that will be restated in 2013 through Other Comprehensive Income, the changes from IFRS 11 will not impact the Group’s financial position or reported performance. IFRS 11 becomes effective for annual periods beginning on or after 1 January 2013.

•

IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. VimpelCom is currently assessing the impact IFRS 12 may have on the disclosures in its consolidated financial statements. This standard becomes effective for annual periods beginning on or after 1 January 2013.

•

IFRS 13 Fair Value Measurement. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. Based on the Group’s assessment, the new standard will have no impact on VimpelCom’s financial position or reported performance. This standard becomes effective for annual periods beginning on or after 1 January 2013.

Business combinations

Business combinations are accounted for in accordance with IFRS 3 (revised January 2008), using the acquisition method. Under IFRS 3, the cost of the acquisition, or the total consideration transferred, is measured at the aggregate of the fair values at the date of exchange, of assets given, liabilities incurred or assumed, contingent consideration given and equity instruments issued by the Group in exchange for control of the acquiree and the amount of any non-controlling interest in the acquiree. The aggregate consideration transferred is allocated to the underlying assets acquired, including any intangible assets identified, and liabilities assumed based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, licenses and other assets’ lives and market multiples, among other items. The results of operations of acquired businesses are included in the consolidated financial statements from the date of acquisition.

For each business combination, VimpelCom elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition costs are expensed as incurred in the income statement.

If the business combination is achieved in stages, the acquisition date fair value of the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date and the difference is recognized through profit or loss. Furthermore, goodwill is only recognized at the time when the Group obtains control over the entity. Goodwill is initially measured at cost, being the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the fair value of the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. After initial recognition, goodwill is carried at cost less any accumulated impairment losses.

If the consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Goodwill is not amortised, but is tested for impairment on at least an annual basis or when impairment indicators are observed.

The Group may enter into business combinations which include options (call, put, or a combination of both) over the shares of the non-controlling interest. The Group considers such options to assess possible implications on control, if any.

Once the Group has acquired control of a business, any further transaction that changes the Group’s ownership interest, but does not result in the Group losing control, is accounted for as a transaction between shareholders. Any difference between the amount received for the change in ownership interest and the corresponding share of the carrying amount of the net assets is charged or credited to shareholders’ equity.

Investment in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee without control or joint control over those policies, and significant influence is assumed if the Group holds, directly or indirectly, 20 percent or more but less than 50 percent of the voting power of the investee, unless it can be clearly demonstrated that it does not have significant influence.

Investments in associates are incorporated in the financial statements of the Group using the equity method of accounting. Under the equity method, the investment in associate is initially recognized at cost and is adjusted in subsequent periods for the post acquisition changes in the Group’s share of the net assets of the associate less any impairment in the value of the investment. Losses of an associate in excess of the Groups’ interest in that associate are recognized only to the extent that the Group has incurred a legal or constructive obligation or made payments on behalf of the associate.

Goodwill upon acquisition is recorded as part of the investment value.

Financial statements of associates are prepared for the same reporting period as the Group. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

Upon loss of significant influence, the Group measures and recognises its remaining investment at its fair value. Any difference between the carrying amount of the retained interest and the fair value thereof and any proceeds from a disposal is recognised in profit or loss.

Interest in joint ventures

The Group has interests in joint ventures which are jointly controlled entities, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity, requiring unanimous agreement for financial and operating decisions among the venturers. VimpelCom recognises its interests in joint ventures using the equity method, as described above. The financial statements of the joint ventures are prepared for the same reporting period as the Group. Adjustments are made where necessary to bring the accounting policies in line with those of the Group.

Upon loss of joint control, VimpelCom measures and recognises its remaining investment at its fair value unless the investment should be accounted for as an investment in associate. Any difference between the carrying amount of the former jointly controlled entities upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognised in profit or loss.

Goodwill upon acquisition is recorded as part of the investment value.

Foreign currency translation

The consolidated financial statements of the Group are presented in US dollars. Each entity in the Group determines its own functional currency and amounts included in the financial statements of each entity are measured using that functional currency.

Transactions denominated in foreign currencies are initially recognized at the functional currency rate prevailing on the date of the transaction. At period end, monetary assets and liabilities are translated to the functional currency using the closing rate with differences taken to profit and loss. Non-monetary items carried at historical cost that are denominated in foreign currencies are translated to the functional currency at the rate prevailing on the initial transaction dates. Non-monetary items carried at fair value are translated to the functional currency at the date when the fair value was determined.

Upon consolidation, the assets and liabilities of foreign operations are translated into US dollars at the rate of exchange prevailing at the reporting date and their income statements are translated at the weighted average exchange rate for the period. The exchange rate differences arising on consolidation translation are recognized in other comprehensive income. On disposal or loss of control of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in profit and loss.

Revenue recognition

VimpelCom generates revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. Products and services may be sold separately or in bundled packages.

Revenue is recognized to the extent the Group has delivered goods or rendered services under an agreement, the amount of the revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. Revenue is measured at the fair value of the consideration received, subject to the considerations described below, and is stated net of value-added-tax and sales tax charged to customers.

Wireless services

Service revenues include revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect revenues, roaming charges and charges for value added services (“VAS”). VAS includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services. The content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers and gross when the Company acts as the primary obligor of the transaction. More specifically, the accounting for revenue sharing agreements and delivery of content depends on the analysis of the facts and circumstances surrounding these transactions, which will determine if the revenue is recognised gross or net.

VimpelCom charges subscribers a fixed monthly fee for the use of certain services. Such fees are recognized as revenue in the respective month.

Service revenue is generally recognized when the services (including VAS and roaming revenue) are rendered. Sales of prepaid cards, used as a method of cash collection, is accounted for as customer advances for future services and the respective revenue is deferred until the customer uses the airtime. Prepaid cards might not have expiration dates but are subject to statutory expiration periods, and unused prepaid balances are added to service revenue based on an estimate of the expected balance that will expire unused.

Sales of equipment

Revenues from mobile equipment sales, such as handsets, are recognized in the period in which the equipment is sold to either a network customer or, if sold via an intermediary, when the significant risks and rewards associated with the device have passed to the intermediary and the intermediary has no general right of return or if a right of return exists, when such right has expired.

Interconnect and roaming revenue

Interconnect revenue (transit traffic) is generated when the Group receives traffic from mobile or fixed subscribers of other operators and that traffic terminates on VimpelCom’s network. Revenue is recognized on a gross or net basis depending on the amount of control over the traffic routing and hence exposure to risks and rewards.

The Group recognizes mobile usage and roaming service revenues based on minutes of traffic processed or contracted fee schedules when the services are rendered. Roaming revenues include both revenues from VimpelCom customers who roam outside of their home country network and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. Revenues due from foreign carriers for international roaming calls are recognized in the period in which the call occurs.

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

Connection fees

VimpelCom defers upfront telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life or the minimum contractual term, whichever is shorter. The Company also defers direct incremental costs related to connection fees for fixed line subscribers, in an amount not exceeding the revenue deferred.

Multiple elements agreements (“MEA”)

MEA are agreements under which VimpelCom provides more than one service. Services/ products may be provided or ‘bundled’ under different agreements or in groups of agreements which are interrelated to such an extent that, in substance, they are elements of one agreement. In the event of an MEA, each element is accounted for separately if it can be distinguished from the other elements and has a fair value on a standalone basis. The customer’s perspective is important in determining whether the transaction contains multiple elements or is just a single element arrangement. The relative fair value method is applied in determining the value to be allocated to each element of an MEA. Fair value is determined as the selling price of the individual item. If an item has not been sold separately by the Group yet, but is sold by other suppliers, the fair value is the price at which the items are sold by the other suppliers.

Some tariffs include bundle rollovers which effectively allow customers to rollover unused minutes from one month to the following month. For these tariffs, the portion of the access fee representing the fair value of the rolled over minutes is deferred until the service is delivered.

Classification of non-operating items

The Company distinguishes results of operations between operating and non-operating depending on the nature of the transaction. Results that directly relate to operations are classified as operating items regardless of whether they involve cash, occur irregularly, infrequently, or are unusual in amount. Results that do not directly relate to operations such as sale of investments, changes in fair value of investments and other financial instruments are classified as non-operating.

Interest income/expense

For financial instruments measured at amortized cost, interest income or expense is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts based on the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income or expense is included in finance income/costs in the consolidated income statement.

Taxation

Income tax expense represents the aggregate amount determined on the profit for the period based on current tax and deferred tax.

In cases when the tax relates to items that are charged to other comprehensive income or directly to equity, the tax is also charged respectively to other comprehensive income or directly to equity.

Current income tax

Current tax is the expected tax payable on the taxable income for the year and any adjustments to tax payable in respect of previous years. Current tax, for the current and prior periods, to the extent unpaid, is recognized as a liability. If the amount already paid in respect of current and prior period exceeds the amount due for those periods, the excess is recognized as an asset.

Current tax liabilities (assets) for the current and prior periods is measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantially enacted by the end of the reporting period.

Uncertain tax positions

VimpelCom’s policy is to comply fully with applicable tax regulations in the jurisdictions in which its operations are subject to income taxes. VimpelCom’s estimates of current income tax expense and liabilities are calculated assuming that all tax computations filed by VimpelCom’s subsidiaries will be subject to a review or audit by the relevant tax authorities. VimpelCom and the relevant tax authorities may have different interpretations of how regulations should be applied to actual transactions. Such uncertain tax positions are accounted for in accordance with IAS 12 Income Taxes or IAS 37 Provisions, Contingent Liabilities and Contingent Assets depending on the type of tax in question.

VimpelCom records provisions for income taxes it estimates will ultimately be payable when the review or audits have been completed, including allowances for any interest and penalties which may become payable.

For provisions for taxes other than income tax, the Company follows the general policy on provisions.

Deferred taxation

Deferred taxes are recognized using the liability method and thus are computed as the taxes recoverable or payable in future periods in respect of deductible or taxable temporary differences. A temporary difference arises where the carrying amount of an asset or liability is different from its corresponding tax base.

Deferred tax assets and liabilities are generally recognized for all taxable temporary differences, except to the extent that they arise from:

a)	the initial recognition of non tax deductible goodwill; or

b)	the initial recognition of an asset or liability in a transaction which

•	is not a business combination; and

•	at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets are also recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profits will be available to offset unused tax losses and unused tax credits. The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in probability that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

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

Deferred tax assets and liabilities are offset when the entity has a legally enforceable right to offset current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority on either the same taxable entity, or different taxable entities which intend either to settle current tax liabilities and assets on a net basis.

Property and equipment

Property and equipment (P&E) are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

The costs of an item of P&E include:

•	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates;

•

any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. This includes capitalizing the internal labour cost of technical departments involved in the network development, and when applicable the borrowing costs under IAS 23;

•	initial cost estimations of dismantling and removing the item and restoring the site to which it is located, with an equal obligation recognized;

•	costs of installation and assembly of a connection line between the client and the Company’s network;

•	costs of site preparation, e.g. creating a foundation for the installation of connections; and

•	professional fees, e.g. for engineers.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

• Telecommunication equipment	7 – 20 years
• Buildings and constructions	10 – 50 years
• Office and measuring equipment	3 – 10 years
• Other equipment	3 – 10 years

Equipment acquired under a finance lease arrangement is depreciated on a straight-line basis over its estimated useful life or the lease term, whichever is shorter.

Repair and maintenance costs which do not meet capitalization requirements are expensed as incurred.

The carrying amount of an item in P&E is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss from derecognition of an item in P&E is calculated as the difference between the net proceeds from disposal, if any, and the carrying amount of the item, and is included in the income statement when derecognized.

Each asset’s residual value, useful life and method of depreciation is reviewed at the end of each financial year, and adjusted prospectively if necessary.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset, that necessarily takes a substantial period of time (longer than six months) to get ready for its intended use, are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period incurred. Borrowing costs consist of interest and other costs that VimpelCom incurs in connection with the borrowing of funds in order to produce qualifying assets.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards associated with ownership of the leased asset to VimpelCom. All other leases are classified as operating leases. The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date.

Finance leases

At the commencement of a finance lease term, VimpelCom recognizes the assets and liabilities in its statement of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments as determined at the inception of the lease. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. If there is no interest rate in the lease, the Company’s incremental borrowing rate is used. Any initial direct costs of VimpelCom related to the lease are added to the amount recognized as an asset.

Operating leases

The rental payable under operating leases is recognized as operating lease expenses in the income statement on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of VimpelCom’s benefit. No asset is capitalized. If the periodic payments or part of the periodic payments has been prepaid, the Company recognizes these prepayments in the statement of financial position as other non-financial assets.

Intangible assets (excluding Goodwill)

Intangible assets acquired separately are measured initially at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any. Internally generated intangible assets (excluding eligible development costs) are expensed in the income statement as incurred. The cost basis of intangible assets acquired as part of a business combination is the fair value of the assets at acquisition date.

Intangible assets with a finite useful life are amortized over the assigned life on a systematic basis starting from the date the asset is ready for use. The amortization method reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The useful lives for licenses and other significant intangibles depend on details and terms of the license or other agreements. If that pattern cannot be determined reliably, the straight-line method is used. For intangible assets associated with customer relationships, the Company uses a declining balance amortization pattern based on the value contribution brought by customers. For other intangible assets, the straight-line method is used. The amortization charge for each period is recognized in profit or loss. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least annually.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized.

Goodwill

Goodwill is recognised for the future economic benefits arising from net assets acquired that are not individually identified and separately recognised. Goodwill is the difference between the considerations transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the non-controlling interest is measured at its fair value, goodwill includes amounts attributable to the non-controlling interest. If the non-controlling interest is measured at its proportionate share of identifiable net assets, goodwill includes only amounts attributable to the controlling interest – that is the parent.

Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortization but is tested for impairment annually as of October 1 and as necessary when circumstances indicate that the carrying value may be impaired. Goodwill impairment is identified by assessing the recoverable amount, being the higher of Value in Use and Fair Value less Cost of Disposal, of each cash generating unit (“CGU”) (or group of CGUs) as more fully described below. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized for the difference. Impairment losses relating to goodwill cannot be reversed in future periods.

Impairment of assets

Property and equipment, intangible assets and investments in associates and joint ventures are tested for impairment in accordance with IAS 36 ‘Impairment of Assets’, unless classified as held for sale. Pursuant to IAS 36, the Company assesses, at the end of each reporting period, whether there are any indicators that an asset may be impaired. If there are such indicators, the Company estimates the recoverable amount of the asset. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value in use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Unless otherwise disclosed, recoverable amount represents value in use.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGUs. These budgets and forecast calculations are available for a period of five years. For longer periods, a long term growth rate is calculated and applied in order to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the income statement in a separate line item.

For assets other than goodwill, an assessment is made at each reporting date whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Financial instruments

Financial assets or liabilities

Initial recognition and measurement

When a financial asset or financial liability in the scope of IAS 39 ‘Financial Instruments: Recognition and Measurement’ is initially recognized, it is measured at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability, except for a financial asset or financial liability at fair value through profit or loss, in which case transaction costs are expensed.

Subsequent measurement of financial assets

Financial assets can be categorized into the following categories that are relevant to the Group:

•	Fair value through profit and loss

•	Loans and receivables

•	Derivatives designated as hedging instruments in an effective hedge

The Company determines the classification of its financial assets at initial recognition.

The subsequent measurement of financial assets depends on their classification as follows:

Fair value through profit and loss (“FVTPL”)

Derivatives, including separated embedded derivatives, are classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables with maturity longer than one year are subsequently measured at amortized cost using the effective interest rate (“EIR”) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The amortization based on EIR is included in the income statement. After initial measurement, receivables with a maturity shorter than one year are subsequently measured at historical cost less allowance for uncollectible amounts.

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

Subsequent measurement of financial liabilities

Financial liabilities are classified as liabilities at fair value through profit or loss (including held for trading liabilities), derivatives designated as hedging instruments and other (i.e. accounts payable, notes payable). Financial liabilities are classified as held for trading if they are acquired for the purpose of repurchase in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as effective hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Held for trading liabilities (including derivatives when they have negative fair values) are measured at fair value. The changes in fair value are included in the net profit or loss for the period. All other (not held for trading) financial liabilities are carried at amortized cost (i.e. loan payables).

Derecognition of financial liabilities

The Company removes a financial liability (or a part of a financial liability) from its statement of financial position when it is extinguished, i.e. when the obligation specified in the contract is discharged, cancelled or expires.

Offsetting of financial instruments

A financial asset or liability is only offset when the Company:

1	has a current enforceable legal right to offset the recognized amounts; and

2	intends to either settle on a net basis or realize the asset and sell the liability simultaneously.

Fair value of financial instruments

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The best evidence of fair value is a quoted price in an active market. If the market for a financial instrument is not active, the fair value could be determined by using an appropriate valuation technique, such as recent arm’s length market transactions between knowledgeable, willing parties, of another instrument that is substantially the same. Other valuation techniques include the discounted cash flow analysis and option pricing models.

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly;

Level 3:	techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

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

When a contract is entered into, the instrument is initially recognized at fair value, with subsequent changes in fair value being recognized as a financial component of income. Where a hedge relationship is identified and the derivative financial instrument is designated as a hedge, subsequent changes in fair value are accounted for in accordance with the specific criteria discussed below. The relationship between each derivative qualifying as a hedging instrument and the hedged item is documented to include the risk management objective, the strategy for covering the hedge and the means by which the hedging instrument’s effectiveness will be assessed. An assessment of the effectiveness of each hedge is made when each derivative financial instrument becomes active and throughout the hedge term.

When the hedge refers to changes in the fair value of a recognized asset or liability (a fair value hedge), the changes in the fair value of the hedging instrument and those of the hedged item are both recognized in profit or loss. If the hedge is not fully effective, the non-effective portion is treated as finance income or expense for the year in the income statement. The Company has designated certain interest-rate swaps to qualify as a fair value hedge of certain financial liabilities.

For a cash flow hedge, the fair value changes of the derivative are subsequently recognized, limited to the effective portion, in other comprehensive income (cash flow hedge reserve). A hedge is normally considered highly effective if from the beginning and throughout its life the changes in the expected cash flows for the hedged item are substantially offset by the changes in the fair value of the hedging instrument. When the economic effects deriving from the hedged item are realized, the reserve is reclassified to the income statement together with the economic effects of the hedged item. Whenever the hedge is not highly effective, the non-effective portion of the change in fair value of the hedging instrument is immediately recognized as a financial component of the profit or loss for the year. The Company designated cash flow hedges with respect to certain obligations denominated in USD for the entities which functional currency is EUR or RUB and with respect to floating rate debt which was swapped to fixed rate. These obligations are translated at the year-end exchange rate and any resulting exchange gains and losses are offset in the income statement against the change in the fair value of the hedging instrument.

When hedged forecasted cash flows are no longer considered highly probable during the term of a derivative, the portion of the cash flow hedge reserve relating to that instrument is reclassified as a financial component of the profit or loss for the year. If instead the derivative is sold or no longer qualifies as an effective hedging instrument, the “cash flow hedge reserve” recognized to date remains as a component of equity and is reclassified to profit or loss for the year in accordance with the criteria of classification described above when the originally hedged transaction affects profit or loss.

Inventories

Inventories are valued at the lower of cost and net realizable value. The cost of inventories is comprised of all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories are expensed by applying the weighted-average cost method.

Trade and other receivables

Trade and other receivables include invoiced amounts less appropriate allowances for estimated uncollectible amounts. Estimated uncollectible amounts are based on the ageing of the receivable balances, payment history and other evidence of collectability. Receivable balances are written off when management deems them not to be collectible.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position is comprised of cash at banks and on hand and highly liquid investments that are readily convertible to known amounts of cash, are subject to only an insignificant risk of changes in value and have an original maturity of less than 92 days.

Convertible preference shares (“CPS”)

Both a liability and an equity component are recorded for CPS. The value of the liability is equal to the present value of the redemption amount, which represents the value of USD 0.001 per share. The equity value is the residual amount after deducting the debt value from the fair value of the entire instrument.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. No provision is made where the legal procedures are at too early a stage.

The amount recognized as a provision is the best estimate of the expenditure required to settle the obligation at the balance sheet date. Provisions are discounted to their present value if the effect of the time value of money is material. In order to calculate the present value, a pre-tax risk free rate that reflects current market assessments of the time value of money and the risks specific to the liability is used. In some cases, a part or all of the expenditure required to settle a provision is expected to be reimbursed by another party. The reimbursement is recognized only if it is virtually certain that the reimbursement will be received when the obligation is settled. The reimbursement is treated as a separate asset.

Contingent liabilities and assets are not recognized on the statement of financial position.

Share-based payments

Certain of the Group’s employees are entitled to equity-settled share-based payments. These payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the grant date. The fair value determined at the grant date is recognized as a compensation expense, and as a corresponding increase in equity. Compensation expense is recorded on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. The income statement expense or credit for a period represents the movement in cumulative expense recognized as of the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting are conditional upon a market or non-vesting condition. These are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

VimpelCom uses the Black-Scholes model and Monte-Carlo simulation for determining the fair value at the grant date.

The Company also has share-based compensation in the form of cash settled stock appreciation rights (“SARs”) and Phantom plans which it offers to a selected group of directors and senior management. The cost of these instruments is recorded as a liability on the basis that settlement will be cash based. The cost of these share plans is remeasured based on fair value of the instruments on each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity-based compensation. Any changes in fair value at the date of settlement are recognized in the income statement.

4 Significant accounting judgments, estimates and assumptions

Accounting judgments

Accounting for investment in Globalive Investment Holding (“GIHC”)

As part of the Wind Telecom acquisition, VimpelCom acquired OTH’s investment in GIHC, which is the 100% parent company of Globalive Wireless Management Corporation (“GWMC”), a telecommunications operator in Canada. The two main shareholders of GIHC are OTH and AAL Holdings Corporation (“AAL”). As of 31 December 2012 OTH owns 32% of voting equity but 65% of total equity of GIHC whereas AAL owns 67% of voting equity and 34% of total equity of GIHC (Note 28). VimpelCom has performed an analysis under IAS 27 and SIC 12 Consolidation – Special Purpose Entities and the definition of control under IAS 27 to assess whether the company has control over GWMC. This assessment is considered a judgmental area. As a result of the analysis, we made a significant judgment that we do not have an ability to control the activities of GWMC’s since we do not control the actions of the Board of Directors of GWMC. The GWMC Board of Directors makes all significant decisions and is the main governing body to decide on day-to-day and strategic operational decisions of GWMC. As such VimpelCom does not consolidate GWMC (refer to the Note 12).

Critical accounting estimates

A critical accounting estimate is an estimate that is both important to the presentation of the Group’s financial position and requires management’s most difficult, subjective or complex judgments, often as a result of the need to determine estimates and develop assumptions about the outcome of matters that are inherently uncertain. Management evaluates such estimates on an ongoing basis, based upon historical results, historical experience, trends, consultations with experts, forecasts of the future, and other methods which management considers reasonable under the circumstances. Management considers the accounting estimates discussed below to be its critical accounting estimates, and, accordingly, provides an explanation of each.

Revenue Recognition

The Group’s revenues primarily consist of revenues from sale of services and periodic subscriptions. The Group offers subscribers, via multiple element arrangements (‘bundles’) or otherwise, a number of different services with different price plans, and provides discounts in various types and forms, often in connection with different campaigns, over the contractual or average customer relationship period. Determining the fair value of each deliverable can require complex estimates due to the nature of the goods and services provided. The Group also sells wholesale products to other operators and vendors in different countries and across borders. Management has to make estimates related to revenue recognition, relying to some extent, on information from other operators regarding values of services delivered. Management also makes estimates for the final outcome in instances where the other parties dispute the amounts charged. Furthermore, management has to estimate the average customer relationship for revenue that is initially recognised as deferred revenue in the statement of financial position and is thereafter recognised in the income statement over a future period, e.g. connection fees. Management also applies judgment in evaluating gross or net presentation of revenue and associated fees. In this case, among others, the main factor is whether the Company is considered as the primary obligor in the transactions.

Business combinations

We have entered into certain acquisitions in the past and may make additional acquisitions in the future. For the larger acquisitions, third-party valuation experts are engaged to assist in determining and allocating the fair values of the assets acquired and liabilities assumed. Our financial statements are impacted by the manner in which we allocate the purchase price in a business combination, as assets that are considered to be subject to depreciation will reduce future operating results, whereas goodwill and certain other intangible assets are of a non- amortizing nature, therefore there is no income statement impact. As part of our purchase price allocation, it is necessary to determine the purchase price paid, which includes the fair value of securities issued and an estimate for any contingent consideration.

After the purchase price is established, we allocate it to the underlying assets acquired and liabilities assumed, therefore assets and liabilities that are not originally reflected in the acquired entity need to be assessed and valued. This process requires significant judgment on our part as to what those assets and liabilities are and how they should be valued. Significant acquired intangible assets that have been recognised by the Group in connection with business combinations include customer bases, customer contracts, brands, licenses, service concession rights, roaming agreements and software. The significant tangible assets primarily include networks. The valuation of the individual assets, in particular intangible assets, such as customer intangibles, brands, and so forth requires us to make significant assumptions, including, among others, the expected future cash flows, the appropriate interest rate to value those cash flows and expected future customer churn rates. All of these factors, which are generally developed in conjunction with the guidance and input of professional valuation specialists, require judgment and estimates. A change in any of these estimates or judgments could change the amount of the purchase price to be allocated to the particular asset or liability. The resulting change in the purchase price allocation to a non-goodwill asset or liability has a direct impact on the residual amount of the purchase price that cannot be allocated, referred to as “goodwill.” See below Note 6 for further information about significant business combinations.

Impairment of non-current assets

The Group has made significant investments in property and equipment, intangible assets, goodwill and other investments.

Pursuant to IFRS, goodwill and other intangible assets with indefinite useful lives and intangible assets not yet brought into use must be tested for impairment annually or more often if indicators of impairment exist. Other assets are tested for impairment when circumstances indicate there may be a potential impairment.

Estimating recoverable amounts of assets and CGUs must, in part, be based on management’s evaluations, including the determination of the appropriate CGUs, the discount rate, estimates of future performance, the revenue generating capacity of the assets, timing and amount of future purchases of property and equipment, assumptions of the future market conditions and the long-term growth rate into perpetuity (terminal value). Changing the assumptions selected by management, in particular, the discount rate and growth rate assumptions used to estimate the recoverable amounts of assets, could significantly impact the Group’s impairment evaluation and hence results.

A significant part of the Group’s operations is in countries with emerging markets. The political and economic situation in these countries may change rapidly and global financial turmoil and recession may potentially have a significant impact on these countries. Recessionary effects and the debt crisis in Europe in 2011 and 2012, as well as increased macroeconomic risks, impacted our assessment of cash flow forecasts and the discount rates applied.

There are significant variations between different markets with respect to growth, mobile penetration, ARPU, market share and similar parameters, resulting in differences in earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”) margins. The future developments of Adjusted EBITDA margins are important in the Group’s impairment assessments, and the long-term estimates of Adjusted EBITDA margins are highly uncertain. In particular, this is the case for emerging markets that are still not in a mature phase.

See below Note 10 for further information about goodwill and other non-current assets impairment test.

Depreciation and amortization of non-current assets

Depreciation and amortization expenses are based on management estimates of useful life, residual value and amortization method of property and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. Technological developments are difficult to predict and our views on the trends and pace of development may change over time. Some of the assets and technologies, in which the Group invested several years ago, are still in use and provide the basis for the new technologies. Critical estimates in the evaluations of useful lives for intangible assets include, but are not limited to, the estimated average customer relationship based on churn, the remaining license or concession period and the expected developments in technology and markets. The useful lives of property and equipment and intangible assets are reviewed at least annually, taking into consideration the factors mentioned above and all other important relevant factors. Estimated useful lives for similar types of assets may vary between different entities in the Group due to local factors such as growth rate, maturity of the market, history and expectations for replacements or transfer of assets, climate and quality of components used. The actual economic lives of intangible assets may be different than our estimated useful lives, thereby resulting in a different carrying value of our intangible assets with finite lives. We continue to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. A change in estimated useful lives is a change in accounting estimate, and depreciation and amortization charges are adjusted prospectively. See Note 15 and 16 for further information.

Deferred tax assets and uncertain tax positions

Deferred tax assets are recognised to the extent that it is probable that the assets will be realised. Significant judgment is required to determine the amount that can be recognised and depends foremost on the expected timing, level of taxable profits, tax planning strategies and the existence of taxable temporary differences. The judgments relate primarily to losses carried forward in some of the Group’s foreign operations. When an entity has a history of recent losses the deferred tax asset arising from unused tax losses is recognised only to the extent that there is convincing evidence that sufficient future taxable profit will be generated. Estimated future taxable profit is not considered such evidence unless that entity has demonstrated the ability by generating significant taxable profit for this year or there are certain other events providing sufficient evidence of future taxable profit. New transactions and the introduction of new tax rules may also affect the judgments due to uncertainty concerning the interpretation of the rules and any transitional rules.

Provisions for uncertain tax positions are recognized when it is probable that a tax position will not be sustained and the amount can be reliably measured. The expected resolution of uncertain tax positions is based upon managements’ judgment of the likelihood of sustaining a position taken through tax audits, tax courts and/or arbitration, if necessary. Circumstances and interpretations of the amount or likelihood of sustaining a position may change through the settlement process. Furthermore, the resolution of uncertain tax positions is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. See Note 13 and Note 25 for further information.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 17 for further information.

Provisions

The Group is subject to various legal proceedings, disputes and claims, including regulatory discussions related to the Group’s business, licenses, tax positions and investments and the outcomes are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded or to be recorded for a matter that has not been previously recorded because it was not considered probable or a reasonable estimate could not be made.

For certain operations in emerging markets, the Group is involved in legal proceedings and regulatory discussions. Management’s estimates relating to legal proceedings and regulatory discussions in these countries involve a high level of uncertainty. See Note 25 for further information.

5 Financial risk management

The Company’s principal financial liabilities, other than derivatives, comprise of loans and borrowings and trade and other payables. The main purpose of these financial liabilities is to finance the Company’s operations. The Company has loans given and other receivables, trade and other receivables, and cash and short-term deposits that derive directly from its operations. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes.

The Company is exposed to market risk, credit risk and liquidity risk.

The Company’s senior management oversees the management of these risks. The Company’s senior management is supported by the Treasury department that advises on financial risks and the appropriate financial risk governance framework for the Company. The Financial Committee provides assurance to the Company’s senior management that the Company’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Group policies and Group risk appetite. All derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The Board reviews and agrees policies for managing each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, currency risk, such as equity price risk. Financial instruments affected by market risk include loans and borrowings, deposits, and derivative financial instruments. The sensitivity analyses in the following sections relate to the position as of 31 December in 2012 and 2011. The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 December 2012 and 2011 respectively. The analyses exclude the impact of movements in market variables on the carrying value of pension and other post-retirement obligations (insignificant for the Company), provisions and on the non-financial assets and the translation risk of liabilities of foreign operations. The analyses of sensitivity with respect to the derivatives over non-controlling interests in subsidiaries are described in Note 17.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company long-term debt obligations with floating interest rates. The Company manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To further manage this, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge underlying debt obligations.

At 31 December 2012, after taking into account the effect of interest rate swaps, approximately 93% of the Company’s borrowings are at a fixed rate of interest (2011: 82%).

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on loans and borrowings. With all other variables held constant, the Company’s profit before tax is affected through the impact on floating rate borrowings and cash and the Company’s equity is affected through the impact of a parallel shift of the yield curve on the fair value of derivatives to which cash flow hedge accounting is applied as follows:

	Increase/decrease in basis points	Effect on profit before tax	Effect on equity
2012
Euro	+100	(3)	283
US Dollar	+100	15	(215)
Algerian Dinar	+100	18	—
Pakistani Rupee	+100	(3)	—
Other currencies	+100	4	—

Euro	-100	3	(296)
US Dollar	-100	(15)	226
Algerian Dinar	-100	(18)	—
Pakistani Rupee	-100	3	—
Other currencies	-100	(4)	—

2011
Euro	+100	(4)	352
US Dollar	+100	(17)	(236)
Algerian Dinar	+100	10	—
Other currencies	+100	(4)	—

Euro	-100	4	(370)
US Dollar	-100	17	250
Algerian Dinar	-100	(10)	—
Other currencies	-100	4	—

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

The Company manages its foreign currency risk by selectively hedging cash flow exposures that are expected to occur within a maximum 18-month period.

The Company hedges part of its exposure to fluctuations on the translation into US dollar of its foreign operations by holding net borrowings in foreign currencies and can use foreign currency swaps and forwards for this purpose as well.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the RUB, EUR and BDT exchange rates against the USD with all other variables held constant. In 2011, the sensitivity table also included the impact of a reasonable possible change in the EGP exchange rate against the USD and the CAD. The functional currency of one of our subsidiaries was adjusted from EGP to USD in 2012. The table shows the effect on the Company’s profit before tax (due to changes in the value of monetary assets and liabilities, including non-designated foreign currency derivatives and equity). The Company’s exposure to foreign currency changes for all other currencies is not material.

	Change in foreign exchange rate	Effect on profit before tax	Effect on equity
2012	10% depreciation currencies against USD	(226)	183
	10% appreciation currencies against USD	244	(244)
2011	10% depreciation currencies against USD	(468)	155
	10% appreciation currencies against USD	426	(170)
	10% depreciation EGP against CAD	124	—
	10% appreciation EGP against CAD	(113)	—

The movement on the profit before tax is a result of a change in the fair value of derivative financial instruments not designated in a hedging relationship and monetary assets and liabilities denominated in currencies other than the functional currency of the entity. Although the derivatives have not been designated in a hedge relationship, they act as a commercial hedge and will offset the underlying transactions when they occur.

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. See Note 21 for further information on restriction on cash balances.

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service GSM network. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its active subscribers (subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period), of which approximately 96% subscribed to a prepaid service as of 31 December 2012 (2011: 95%) and, accordingly, do not give rise to credit risk.

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

VimpelCom holds available cash in bank accounts as well as other financial assets with financial institutions in countries of its operations. To manage credit risk associated with such asset holdings, VimpelCom allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the credit worthiness of the banks with which it holds assets. In respect of financial instruments used by the Company’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by reference to amongst others the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s and CDS spreads of that counterparty.

VAT is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors provide for equipment financing in respect of certain deliveries of equipment. VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

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

The requirement for impairment is analysed at each reporting date on an individual basis for major clients. Additionally, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actually incurred historical data. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 17. The Company does not hold collateral as security. The Company evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.

Concentrations of credit risk with respect to trade receivables are limited given that the Group’s customer base is large and unrelated. Due to this management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables.

Financial instruments and cash deposits

Credit risk from financial assets held with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty, which have been set as a function of the current banking relationship, the credit rating of the counterparty and the legal group it belongs to and the balance sheet total of the counterparty. Counterparty credit limits are reviewed and approved by the Company’s CFO. The limits are set to minimise the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at 31 December 2012 and 2011 is the carrying amounts as illustrated in Note 17, and for derivative financial instruments the carrying amounts as noted in Note 17.

Liquidity risk

The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, debentures, preference shares, financial and operating leases. The Company’s policy is that not more than 35% of borrowings should mature in a single year. 10% of the Company’s debt will mature in less than one year at 31 December 2012 (2011: 9%) based on the carrying value of bank loans, equipment financing and loans from others reflected in the financial statements. The Company assessed the concentration of risk with respect to refinancing its debt and concluded it to be low. Access to sources of funding is sufficiently available and the Company’s policy is to diversify the funding sources where possible.

At 31 December 2012, the Company has Revolving Credit Facilities and Vendor Financing Facilities of which the availability is maturing in the period from November through December 2014. The facilities are for the amounts of USD 725 (2011: USD 225), EUR 205 (2011: EUR 205) and RUB 15,000 (2011: RUB 15,000), or an aggregate of USD 1,489 (2011: USD 956) equivalent and are not utilized at 31 December 2012 (at 31 December 2011 utilized for RUB 4,500 equivalent to USD 140). Wind Italy has a Revolving Credit Facility available, which matures in November 2016. The facility is for the amount of EUR 400 (2011: 400), of which EUR 100 (2011: nil) is utilized, resulting in USD equivalent 396 (2011: 518) not being utilized.

The table below summarises the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments. The total amounts in the table differ from the carrying amounts as stated in Note 17 as the below table includes both notional amounts and interest while the carrying amounts are based on amongst others notional amounts, fair value adjustments and unamortized fees.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2012
Bank loans and bonds	4,210	8,184	14,366	8,989	35,750
Equipment financing	228	264	140	48	681
Loans from others	134	147	65	58	404
Derivatives over non-controlling interest	297	—	330	—	627
Derivative financial instruments
- Gross cash inflows	(358)	(717)	(2,718)	(1,731)	(5,523)
- Gross cash outflows	451	787	2,623	1,702	5,562
Trade and other payables and dividend payables	5,859	—	—	—	5,859

	10,821	8,665	14,806	9,066	43,360

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2011
Bank loans and bonds	3,558	6,859	7,022	18,772	36,211
Equipment financing	208	260	102	28	598
Loans from others	282	500	362	24	1,168
Derivatives over non-controlling interest	—	297	—	330	627
Derivative financial instruments
- Gross cash inflows	(539)	(939)	(792)	(3,677)	(5,947)
‘- Gross cash outflows	510	929	751	3,491	5,681
Trade and other payables	4,566	—	—	—	4,566

	8,585	7,906	7,445	18,968	42,904

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains at least a BB/Ba3 credit rating with an aim to improve this and healthy capital ratios in order to secure access to debt and capital markets at all times and maximise shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2012 and 31 December 2011.

The Net debt to Adjusted EBITDA ratio is an important measure to assess the capital structure in light of maintaining a strong credit rating. Net Indebtedness represents the nominal amount of interest-bearing debt and guarantees given less cash and cash equivalents and current and non-current bank deposits. Net Debt represents the amount of interest-bearing debt at amortized costs and guarantees given less cash and cash equivalents and current and non-current bank deposits adjusted for derivatives designated as hedges. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, amortization and impairment.

The Net debt to Adjusted EBITDA ratio relevant to OJSC VimpelCom, which holds and/or guarantees a major part of the debt of the Company, per 31 December 2012 and 2011 was 2.4x and 2.6x, respectively. The required ratio is <3.5x (2011:<3.5x) for some of the debt. The ratio is calculated based on consolidated financial statements of OJSC VimpelCom prepared under IFRS. In case this ratio is breached OJSC VimpelCom will have an Event of Default.

Another major part of the debt of the Company is held and/or guaranteed by WIND Telecommunicazioni S.p.A. (“Wind Italy”), to which the Net debt to Adjusted EBITDA ratio of 4.44x (2011:4.48x) is relevant. The required ratio is 4.95x (2011:< 4.8x). The ratio is calculated based on consolidated financial statements of Wind Italy prepared under IFRS. In case this ratio is breached Wind Italy will have an Event of Default.

Collateral

The Company provides security for some lenders of the funds which is described for individual loans in Note 27.

6 Business combinations and other significant transactions

There were no significant business combinations during 2012. Other significant transactions in 2012 are discussed below.

Other transactions in 2012

Joint venture arrangement with Megafon

On 7 December 2012, VimpelCom acquired 0.1% of the shares of Euroset to increase its ownership interest from 49.9% to 50%. The shares were issued by Euroset to the Company simultaneous with the acquisition of the other 50% of the shares of Euroset by Megafon. Euroset is a strategic partner for VimpelCom and a significant distribution and customer service channel.

As a result of the transaction, VimpelCom and Megafon each own 50% of Euroset, effectively establishing a joint venture with equal shareholder rights. The investment in Euroset is classified as a joint venture under IAS 31 and, accordingly, is accounted for using the equity method. As a result of obtaining joint control, the previously held 49.9% interest in Euroset was re-measured to fair value, based on the price paid by Megafon, and reported as a USD 606 non-operating gain in the accompanying income statement, which is comprised of the fair value of USD 623, offset by the related accumulated translation difference of USD 17. The overall impact will be reversed in 2013 following the application of IFRS 11, which becomes effective as of 1 January 2013 (Note 3 – Recent accounting pronouncements).

OTH spin-off

On 16 February 2012, VimpelCom completed the spin-off of certain OTH assets with a carrying value of USD 650 to Weather Investment II S.a.r.l. (“Weather II”), the 72.65% shareholder of Wind Telecom prior to completion of the acquisition of Wind Telecom. The principal spin-off assets included OTH’s investments in ECMS and Mobinil in Egypt and Koryolink in North Korea. The completion of this transaction fulfils VimpelCom’s spin-off obligations in connection with its acquisition of Wind Telecom from Weather II. No gain or loss was recorded as a result of this transaction.

GTEL-Mobile

On 23 April 2012, VimpelCom completed the sale of its entire indirect 49.9% stake in GTEL Mobile to GTEL Transmit and Infrastructure Service One Member Company Limited, or “GTEL Transmit,” a related party of our former Vietnamese local partner, Global Telecommunications Corporation, or “GTEL,” for cash consideration of USD 45 resulting in an immaterial loss on sale. VimpelCom has no further obligations or liabilities to GTEL or GTEL Mobile as a result of the completion of the sale.

Sotelco

VimpelCom intends to dispose its entire indirect 90.0% stake in Sotelco Ltd. (“Sotelco”), its Cambodian operator. As of 31 December 2012, sale negotiations with a potential buyer were in progress. Assets and liabilities of Sotelco qualify as a disposal group under IFRS 5 Non-current assets held for sale and discontinued operations and therefore are reclassified in the statement of financial position to ‘Assets classified as held for sale’ and ‘Liabilities associated with assets held for sale’, respectively.

As of 31 December 2012 Sotelco’s (100%) carrying values are as follows:

Property and equipment	23
Intangible assets	20
Other non-current assets	15
Other current assets	6

Non-current liabilities	17
Current liabilities	20

In addition to Sotelco, additional assets qualifying as a disposal group of USD 13 are also included in ‘Assets classified as held for sale’.

Wind Telecom acquisition in 2011

On 15 April 2011, VimpelCom successfully completed the acquisition of 100% shares of Wind Telecom (the “Transaction”). As a result of the Transaction, VimpelCom owns, through Wind Telecom, 51.9% of Orascom Telecom and 100% of Wind Italy.

7 Segment information

Management analyzes operating segment information on a geographical basis because of different economic environments and stages of development in geographical areas, which require different investment and marketing strategies. Management does not analyze assets by reportable segments separately. The segment data for acquired operations are reflected herein from the date of their acquisitions.

The Management Board of VimpelCom utilizes multiple views of data to measure segment performance. However, the dominant measurements are consistent with the Group’s consolidated financial statements and, accordingly, are reported on the same basis herein. Intersegment revenues are eliminated in consolidation and may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those of the Group.

Management evaluates the performance of its segments, primarily based on Adjusted EBITDA.

Financial information by reportable segment for 2012, 2011 and 2010 is presented in the following tables.

Year ended 31 December 2012

	Russia	Europe and North America	Asia and Africa	Ukraine	CIS	Total	HQ, adjustments and eliminations	Group
Revenue
External customers	9,102	6,977	3,723	1,595	1,664	23,061	—	23,061
Inter-segment	88	5	—	81	91	265	(265)	—

Total revenue	9,190	6,982	3,723	1,676	1,755	23,326	(265)	23,061

Adjusted EBITDA	3,878	2,658	1,738	859	813	9,946	(178)	9,768

Other disclosures

Capital expenditures	1,853	1,287	400	232	384	4,156	—	4,156

Year ended 31 December 2011

	Russia	Europe and North America	Asia and Africa	Ukraine	CIS	Total	HQ, adjustments and eliminations	Group
Revenue
External customers	8,982	5,584	2,684	1,548	1,470	20,268	(6)	20,262
Inter-segment	82	—	4	93	119	298	(298)	—

Total revenue	9,064	5,584	2,688	1,641	1,589	20,566	(304)	20,262

Adjusted EBITDA	3,641	2,312	1,087	873	703	8,616	(318)	8,298

Other disclosures

Capital expenditures	2,007	2,673	760	284	626	6,350	—	6,350

Year ended 31 December 2010

	Russia	Europe and North America	Asia and Africa	Ukraine	CIS	Total	HQ, adjustments and eliminations	Group
Revenue
External customers	8,115	—	22	1,109	1,267	10,513	9	10,522
Inter-segment	47	—	—	76	87	210	(210)	—

Total revenue	8,162	—	22	1,185	1,354	10,723	(201)	10,522

Adjusted EBITDA	3,775	—	(35)	629	615	4,984	(78)	4,906

Other disclosures

Capital expenditures	1,558	—	40	189	437	2,224	—	2,224

The following table provides the reconciliation of consolidated Adjusted EBITDA to consolidated profit for the years ended 31 December:

	2012	2011	2010
Adjusted EBITDA	9,768	8,298	4,906

Reconciliation adjustment	—	(42)	(50)
Depreciation	(2,926)	(2,726)	(1,403)
Amortization	(2,080)	(2,059)	(610)

Impairment loss	(386)	(527)	—
Loss on disposals of non-current assets	(205)	(90)	(49)
Finance costs	(2,029)	(1,587)	(536)
Finance income	154	120	69
Revaluation of previously held interest in Euroset	606	—	—
Other non-operating losses/(gains)	(75)	(308)	35

Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	(9)	(35)	90
Net foreign exchange (gain)/ loss	70	(190)	(5)
Income tax expense	(906)	(585)	(574)

Profit for the period	1,982	269	1,873

The following table provides the breakdown of net operating revenues from external customers by mobile and fixed line services for the years ended 31 December:

	2012	2011	2010
Mobile	19,442	17,073	9,048
Fixed line	3,619	3,189	1,474

Total	23,061	20,262	10,522

These business activities include the following operations: mobile primarily includes providing wireless telecommunication services to the Company’s subscribers and other operators, fixed line primarily includes all activities for providing wireline telecommunication services, broadband and consumer Internet. VimpelCom provides both mobile and fixed line services in Russia, Italy, Ukraine, CIS, Pakistan, Laos, Burundi and the Central African Republic.

The Company’s management does not review total assets, total liabilities, depreciation, nor amortization per segment, and therefore this information has not been presented in these financial statements.

8 Other revenue

Other revenue of USD 262 for of the year ended 31 December 2012 (2011: USD 167) includes the amounts received for the settlement of agreements reached between Wind Italy and certain vendors, together with the release of the universal service contribution.

9 Employee benefits

Selling, general and administrative expenses include the following amounts of employee benefits for the years ended 31 December:

	2012	2011	2010
Salaries and wages including bonus payments	1,725	1,614	634
Share based payments (Note 24)	12	15	3
Other employee benefits	32	40	29

Employee benefits	1,769	1,669	666

The following table sets forth the number of our employees at 31 December 2012, 2011 and 2010:

	As of 31 December
	2012	2011	2010
Russia	24,400	31,471	30,059
Europe and North America	6,890	7,979	17
Asia and Africa	13,818	13,129	359
Ukraine	5,001	6,134	4,224
CIS	8,075	7,631	7,366

Total	58,184	66,344	42,025

10 Impairment

Carrying amount of goodwill and cash-generating units

Goodwill acquired through business combinations has been allocated to CGUs for impairment testing as follows:

CGU
	2012	2011
Italy	5,301	5,189
Russia	4,590	4,334
Ukraine	3,460	3,462
Algeria	1,935	2,057
Pakistan	493	525
Kazakhstan	391	404
Kyrgyzstan	278	278
Uzbekistan	257	257
Armenia	141	150
Other	118	120

Total	16,964	16,776

There were no changes to the methodology of goodwill allocation to CGUs in 2012. There were no material changes to Goodwill during the year ended 31 December 2012 other than foreign currency translation differences.

The Company performed its annual goodwill impairment test as of 1 October. The Company considers the relationship between market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As of the impairment test date the market capitalization of the Group was not below the book value of its equity. As a result of reviewing all relevant indicators, no additional impairment testing was performed at the respective year-ends.

The recoverable amounts of the CGUs, except for Algeria, have been determined based on a value in use calculation using cash flow projections from business plans covering three years and extrapolated for another two years approved by the Group senior management. The key assumptions and outcome of the impairment test for is discussed separately below.

Key assumptions

The key assumptions and inputs used by the Company in undertaking the impairment test are the discount rate, average revenue growth rate, terminal growth rate and average operating margin. Operating margin is defined as a ration of operating income to revenue.

The discount rates used in the impairment test were initially determined in USD based on the risk free rate for 20-year maturity bonds of the United States Treasury adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific operating company. The equity market risk premium used was 6.75% (2011: 5.0%) and the systematic risk, beta, represents the median of the raw betas of the entities comparable in size and geographic footprint with the ones of the

Company (“Peer Group”). The debt risk premium is the median of Standard&Poors long term credit rating of the Peer Group. The weighted average cost of capital is determined based on forward-looking debt-to-equity ratios representing the median historical five-year capital structure for each entity from the Peer Group. The discount rate in functional currency is adjusted for the long-term inflation forecast of the respective country in which the business operates.

The Company estimates revenue growth rates and operating income margin calculated based on Adjusted EBITDA less Amortization, Depreciation and Impairment divided by Total Operating Revenue for each reporting unit and each future year. The revenue growth rates vary based on numerous factors, including size of market, GDP (Gross Domestic Product), foreign currency projections, traffic growth, market share and others. Terminal growth rate is estimated based on long-term inflation forecast.

The forecast of operating income margin is based on the budget of the following year and assumes cost optimization initiatives which are part of ongoing operations, as well as, regulatory and technological changes known to date, such as telecommunication license issues and price regulation among others.

CGU	2012	2011
Discount rate (functional currency)
Italy	11.9%	11.0%
Russia	12.1%	15.0%
Ukraine	16.9%	16.8%
Algeria	n.a.	n.a.
Pakistan	25.5%	21.6%
Kazakhstan	14.5%	14.9%
Kyrgyzstan	16.0%	21.4%
Uzbekistan	10.0%	12.0%
Armenia	11.4%	13.4%
Average revenue growth rate during forecasted period
Italy	0.8%	0.3%
Russia	4.1%	5.0%
Ukraine	3.4%	4.7%
Algeria	n.a.	n.a
Pakistan	10.0%	9.0%
Kazakhstan	3.6%	6.1%
Kyrgyzstan	8.2%	10.8%
Uzbekistan	1.6%	9.6%
Armenia	-0.6%	1.0%
Terminal growth rate
Italy	1.0%	1.0%

Russia	4.4%	3.5%
Ukraine	5.0%	5.0%
Algeria	n.a.	n.a.
Pakistan	8.0%	7.0%
Kazakhstan	3.0%	3.0%
Kyrgyzstan	3.0%	3.0%
Uzbekistan	2.0%	2.0%
Armenia	4.0%	4.0%
Average operating margin
Italy	19.5%	19.0%
Russia	25.5%	27.2%
Ukraine	35.7%	33.4%
Algeria	n.a.	n.a.
Pakistan	23.0%	17.6%
Kazakhstan	29.9%	27.9%
Kyrgyzstan	37.4%	37.8%
Uzbekistan	14.8%	14.2%
Armenia	7.5%	12.1%

Sensitivity to changes in assumptions

Other than as disclosed below, there is no reasonably possible change in any of the above key assumptions, which would cause the carrying value of any CGU to exceed its recoverable amount.

2012

The following table illustrates, for Italy and Ukraine, the headroom derived from the impairment test using the assumptions disclosed above, and, for reasonably possible changes, the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to equal its carrying value.

CGU	Headroom	Increase of WACC by	Decrease in Average Revenue Growth by
Italy	2,679	2.1 p.p.	0.7 p.p.
Ukraine	470	1.2 p.p	0.5 p.p.

There are no other reasonably possible assumption changes that could result in impairment.

2011

The following table illustrates, for Pakistan, Kyrgyzstan and Armenia, the headroom derived from the impairment test using the assumptions disclosed above, and, for reasonably possible changes, the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to equal its carrying value.

CGU	Headroom	Increase of WACC by	Decrease in Average Revenue Growth by
Italy	1,661	1.2 p.p.	0.4 p.p.
Ukraine	638	1.5 p.p.	0.7 p.p.
Pakistan	672	5.1 p.p.	1.7 p.p.
Kyrgyzstan	40	1.6 p.p.	0.7 p.p.
Armenia	44	1.0 p.p.	0.4 p.p.
There are no other reasonably possible assumption changes that could result in impairment.

Algeria business

FVLCS was chosen to assess the recoverability of the Algeria business, since, as more fully discussed in Note 27, the Company is engaged in without prejudice settlement discussions with the Algerian Government, including the exploration of a possible sale of an interest in OTA to an Algerian state entity. Costs to sell are immaterial in the context of this valuation. Although the settlement discussions are ongoing and the terms of any settlement are uncertain, the Company determined that the valuation placed on the business by the Company and the Algerian Government, pursuant to the settlement discussions, was the best available evidence of FVLCS. This valuationexceeded the Algeria CGU’s book value.

Impairment losses

2012

The results of the impairment test in 2012 indicated an impairment of goodwill and other assets of CGUs belonging to the “Africa and Asia” operating segment in the amount of USD 21.

2011

The results of the impairment test in 2011 indicated an impairment in the Vietnam and Cambodia CGUs, which are part of the “Africa and Asia” operating segment, as the value in use for these CGUs was negative. As a result, for these CGUs, the Company recorded a goodwill impairment of USD 126, an impairment of property and equipment of USD 225, an impairment of telecommunication licenses of USD 128, and an impairment of other assets of USD 48.

GWMC Impairment (Investment in Associate)

GWMC is accounted for by the Group as an investment in associate in accordance with IAS 28. The investment and loans to GWMC belong to the operating segment “Europe and North America”.

Pursuant to its annual business plan cycle, in the fourth quarter, management reassessed the long term business plan of GWMC. Subsequently, an impairment test was deemed necessary, given the change in GWMCs business plan resulting from the reassessment.

The recoverable amount for GWMC was determined based on a value in use calculation using cash flow projections covering 10 years. A 10 year period was deemed appropriate since the business will be in a start-up phase for several years, while it purchases and implements the additional spectrum necessary to accommodate current and future handset technologies. Based on the impairment test, the recoverable amount was lower than the book value of the investment in GWMC (Note 12). The resulting impairment charge amounted to USD 344. In determining the recoverable amount for the investment in GWMC, a discount rate of 11.4% was used.

11 Other non-operating losses/(gains)

Other non-operating losses/(gains) consisted of the following for the years ended 31 December:

	2012	2011	2010
Change in fair value of derivatives over non-controlling interests (see Note 17)	9	(2)	(38)
Change in fair value of embedded derivatives (see Note 17)	(31)	249	—

Reclassification to profit or loss of exchange differences on translation of foreign operations for equity interest in acquiree in business combination achieved in stages	—	43	—

Remeasurement of previously held investment in GTEL-Mobile	—	40	—
Tax provisions other than for income tax (Note 25)	70	—	—
Other gains/losses	27	(22)	3

	75	308	(35)

Refer to Note 17 for further details on the changes in the fair value of embedded derivatives

12 Investments in associates and joint ventures

The Company has the following investments in and carrying values of associates and joint ventures as of 31 December:

	Percentage of ownership	2012	2011
Joint ventures
Euroset	50.0%	1,107	—
Others		35	30
Associates
GWMC	65.1%	—	—
Euroset	49.9%	—	355
Others		26	3

Total		1,168	388

Investments in associates include investment in GWMC, which has been written down to zero due to accumulated losses exceeding the investment in equity.

Loan receivable

GWMC

As of 31 December 2012, the Company has three loan agreements with GWMC under which GWMC is able to borrow an amount of up to CAD 1,070 million. Two loans are non-revolving term loans bearing interest of Libor plus 10.8% effective 1 January 2010. On 20 December 2012, the Company and GWMC agreed to forgive all interest accrued in 2012 (CAD 193 million) and to waive any prospective interest charges effective that date. In December 2012, the Company and GWMC entered into a CAD 100 million non-revolving term loan bearing an interest of 9.5%, under which CAD 25 million was drawn as of 31 December 2012.

The loans are secured on a subordinated basis by an assignment of spectrum licenses and are guaranteed on a non recourse basis. The loan agreed in December 2012 is senior to the first two loans.

GWMC is in the start-up phase of operations and has incurred losses to date. The Group’s share of these losses is in excess of the carrying value of the investment. As of 31 December 2012 the amount outstanding under such loan agreements, including accrued interest, was CAD 1,494 million equivalent to USD 1,506 (2011: CAD 1,453 million equivalent to USD 1,423), the Group’s share of the excess losses of Globalive compared to the carrying value of the investment have therefore been disclosed together with the long term receivable. After considering the share of such losses, management fees and impairment (Note 10), the amount recorded in financial receivables is USD 781 (2011: USD 962) (Note 17).

On 7 December 2012, VimpelCom acquired 0.1% of the shares of Euroset to increase its ownership interest from 49.9% to 50% (Note 6). The shares were issued by Euroset to the Company simultaneous with the acquisition of the other 50% of the shares of Euroset by Megafon. As a result of the transaction, the investment in Euroset is classified as a joint venture under IAS 31 and, accordingly, is accounted for using the equity method as of 31 December 2012.

The following table includes summarized consolidated financial information of the investments in the most significant associates and joint venture, being Euroset and GWMC which are held by the Company as of and for the years:

	31-Dec-12	31-Dec-11	31-Dec-10
Share of the associate’s statement of financial position:
Current assets	549	405	273
Non-current assets	838	674	319
Current liabilities	678	614	514
Non-current liabilities	1,083	1,017	42

Goodwill from acquisition	1,043	448	500
Losses allocated to loans receivable	438	459	—

Carrying amount of the investments	1,107	355	536

	2012	2011	2010
Share of the associate’s revenue and profit:
Revenue	1,517	1,212	1,006
Losses/ (Profits) for the year	146	103	(90)

Elimination of intercompany transactions	(132)	(79)	—
(Profits)/ Losses of other associates	(5)	11	—
Shares of loss/(profit) of associates reported	9	35	(90)

Losses allocated to loans receivable include the proportionate share of losses of GWMC in excess of initial investment. The accumulated amount of these losses as of 31 December 2012 includes the amounts accumulated before acquisition of Wind Telecom on 15 April 2011.

13 Income taxes

Income tax expense consisted of the following for the years ended 31 December:

Current tax	2012	2011	2010
Current year	1,099	876	765
Adjustments of previous year	(67)	34	0

	1,032	910	765

Deferred tax
Origination / (reversal) of temporary difference	(346)	(548)	(214)
Changes in tax rates	(8)	7
Current year tax losses unrecognized	319	86	23
Recognition and utilization of previously unrecognized tax loss/ tax credit	(21)	(21)	—
Expiration of tax losses	11	14	—
Non recognized tax losses that were recognized in previous year	12	—	—
Write off / (reversal of write off) of deferred tax asset temporary differences	(155)	142	—
Adjustments of previous years	5	(20)	—
Unrecognized other carry forwards	57	36	—
Other deferred tax effects	—	(21)	—

	(126)	(325)	(191)

Income tax expense	906	585	574

In the table below, we show the reconciliation between the statutory tax rate in the Netherlands and effective corporate income tax rates for the group, together with the corresponding amounts.

Reconciliation between statutory and effective income tax:	Year ended 31 December 2012%		Year ended 31 December 2011%		Year ended 31 December 2010%
Profit before taxes	2,888		854		2,447
Income tax expense computed on profit before taxes at statutory tax rate	722	25.0%	213	25.0%	612	25.0%

Difference due to the effects of:
Different tax rates in different jurisdictions	(198)	(6.8)%	(99)	(11.6)%	(123)	(5.0)%
Non-deductible expenses	242	8.4%	177	20.7%	27	1.1%
Non-taxable income	(197)	(6.8)%	(42)	(4.9)%	0	0.0%
Prior year adjustments	(62)	(2.1)%	14	1.6%	0	0.0%
Change in recognition of deferred tax assets	224	7.7%	257	30.1%	23	0.9%
Withholding taxes	97	3.4%	63	7.4%	84	3.4%
Tax claims	85	2.9%	(4)	(0.5)%	(12)	(0.5)%
Change in Income tax rate	(8)	(0.3)%	7	0.8%	(66)	(2.7)%
Group restructuring (Golden Telecom)	—	—	—	—	47	1.9%
Other	1	0.0%	(1)	(0.1)%	(18)	(0.7)%

Income tax for the period (income) / charge and effective tax rate	906	31.4%	585	68.5%	574	23.5%

The effective tax rate amounts to 31.4% in 2012 (2011: 68.5% and 2010: 23.5%). The effective tax rate in 2012 decreased compared to previous year due to a decrease of the nominal tax rate in the Ukraine. The decrease of the tax rate is primarily due to increase of non taxable income reported in 2012 (-6.8%). A significant part relates to the fair value gain on Euroset that is non taxable in Russia (-4.8%).

The non-deductible expenses (8.4%) have an increasing effect on the effective tax rate. A significant part of this increase relates to subnational income taxes that use a different calculation basis resulting in non-deductible expenses having a tax effect of 2,7% (USD 78).

The effective tax rate increased by 7.7% (USD 224) due to a change in the profitability of the countries where VimpelCom operates. The impact is due to the effect of expiration of tax loss carry forwards (0.3% or USD 10), tax losses not recognized (6.0% or USD 175), utilization of previously non recognized losses (-0.6% or USD -20), carry forward of temporary non deductible interest for which no deferred tax asset not recognized (1.9% or USD 56), other deferred tax effects (0.1% or USD 3).

The effect of withholding taxes on undistributed earnings resulted in tax charge of 3.4%. The effect of prior year adjustments of -2.1% (USD -62) mainly relates to prior year adjustments of income tax in Italy (USD 24 tax benefit due to change of local income tax law) and Russia due to filing of amended tax returns (USD 14 tax benefit).

The amount of current and deferred taxes reported outside the profit and loss account amounts to USD (10) (USD 6 current tax; USD (17) deferred tax).

Deferred taxes

Deferred corporate income tax assets in respect of deductible temporary differences, for tax losses and other tax credits carried forward (mainly carry forward of non-deductible interest) are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. Deferred corporate income tax assets in respect of deductible temporary differences are recognized to the extent that the realization of the related tax benefit through future taxable profit is probable. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize these deferred tax assets. Deferred tax assets (and liabilities) are measured based on the expected manner of recovery or settlement and the tax rate expected to apply when the underlying asset (liability) is recovered based on rates that are enacted or substantively enacted at the reporting date.

As per 31 December 2012 and 31 December 2011, the company reported the following deferred tax assets and liabilities on the balance sheet.

	31 December 2012	31 December 2011	31 December 2010
Deferred tax assets as of 31 December	312	386	0

Deferred tax liabilities as of 31 December	(1,416)	(1,624)	(590)

The following table shows the movements of the deferred tax assets and liabilities in 2012:

		Movements in Deferred taxes
	Opening balance	P/L movement	Acquisition/ Divestment	Other comprehensive income & Other	Currency translation	Tax rate changes	Ending balance
Property, plant and equipment, net	(645)	(26)	(1)	—	(11)	—	(683)
Other intangible assets, net	(1,400)	119	—	(2)	13	15	(1,255)
Trade accounts receivable	169	15	—	—	3	—	187
Other assets	158	(127)	—	28	—	—	59
Provisions	38	28	—	—	1	—	67
Long-term debt	201	(9)	—	(17)	—	—	175
Accounts payable	125	22	—	4	4	(1)	154
Other liabilities	132	(53)	—	—	1	(1)	79
Other movements and temporary differences	(6)	39	—	—	(5)	(2)	26
Deferred subnational income taxes and other	(96)	(32)	—	5	(2)	1	(124)
Withholding tax on undistributed earnings	(59)	(59)	—	(2)	—	—	(120)

	(1,383)	(83)	(1)	16	4	12	(1,435)
Tax losses and other carry forwards	1,289	400	1	1	(12)	(4)	1,675
Non recognized deferred tax assets on losses and credits	(984)	(348)	—				(1,332)
Non recognized deferred tax assets on temporary differences	(160)	148	—				(12)

Net deferred tax position	(1,238)	117	—	17	-8	8	(1,104)

The following table shows the movements of the deferred tax assets and liabilities in 2011:

	Opening balance	Movements in Deferred taxes				Tax rate changes	Ending balance
		P/L movement	Acquisition/ Divestment	Affecting other comprehensive income	Currency translation
Property, plant and equipment, net	(397)	(6)	(282)	—	40	—	(645)
Licenses	(61)	87	(19)	—	14	1	22
Other intangible assets, net	(243)	360	(1,639)	—	98	2	(1,422)
Trade accounts receivable	7	17	157	—	(12)	—	169
Other assets	2	64	139	(32)	(15)	—	158
Provisions	1	(15)	55	—	(3)	—	38
Long-term debt	—	(63)	274	—	(10)	—	201
Accounts payable	51	65	17	—	(7)	(1)	125
Other liabilities	92	(17)	54	7	(3)	(1)	132
Other movements and temporary differences	—	10	(18)	—	2	—	(6)
Deferred subnational income taxes and other	(6)	17	(124)	—	17	—	(96)
Withholding tax on undistributed earnings	(50)	(9)	—	—	—	—	(59)

	(604)	510	(1,386)	(25)	121	1	(1,383)
Tax losses and other carry forwards	168	65	1,148	(1)	(83)	(8)	1,289
Non recognized deferred tax assets on losses and credits	(156)	(102)	(790)	4	60	—	(984)
Non recognized deferred tax assets on temporary differences	2	(142)	(3)	—	(17)	—	(160)

Net deferred tax position	(590)	331	(1,031)	(22)	81	(7)	(1,238)

VimpelCom recognizes a deferred tax asset for the carry forward of unused tax losses and other carry forwards to the extent that it is probable that the deferred tax asset will be utilized. The amount and expire date of deductible temporary differences, unused tax losses and other carry forwards for which no deferred tax asset is recognized are separately disclosed (IAS 12.81.e):

Tax losses year of expiration	recognized losses 2012	recognized DTA 2012	non recognized losses 2012	non recognized DTA 2012
0 - 5 years	(299)	75	(1,246)	308
6 - 10 years	(7)	1	(787)	175
> 10 years	—	—	—	—
Indefinitely	-679	267	(2,074)	526

total	(985)	343	(4,107)	1,009

Other carry forwards year of expiration	recognized credits 2012	recognized DTA 2012	non recognized credits 2012	non recognized DTA 2012
0 - 5 years	—	—	—	—
6 - 10 years	—	—	—	—
> 10 years	—	—	—	—
Indefinitely	—	—	(1,196)	323

Total	—	—	(1,196)	323

These other carry forwards mainly relate to non deductible interest in Italy that is carried forward to future years.

As of 31 December 2012, the amount of deductible temporary differences for which no deferred tax asset is recognized amounts to USD 62 (non recognized deferred tax asset of USD 12).

The following tables show the recognized and not recognized deferred income tax assets as per December 2011 for comparison purposes:

Tax losses year of expiration	recognized losses 2011	recognized DTA 2011	non recognized losses 2011	non recognized DTA 2011
0 - 5 years	—	—	263	67
6 - 10 years	—	—	572	125
> 10 years	—	—	—	—
Indefinitely	774	305	2,180	554

total	774	305	3,015	746

Other carry forwards year of expiration	recognized credits 2011	recognized DTA 2011	non recognized credits 2011	non recognized DTA 2011
0 - 5 years	—	—	—	—
6 - 10 years	—	—	—	—
> 10 years	—	—	—	—
Indefinitely	—	—	886	239

Total	—	—	886	239

VimpelCom is reporting the tax effect of the existence of undistributed profits that will be distributed in the foreseeable future. In 2012, the company reported a deferred tax liability of USD 120 that is reflecting the tax effect of the undistributed profits that will be distributed in the foreseeable future. At 31 December 2012 undistributed earnings of VimpelCom’s foreign subsidiaries (outside the Netherlands) which are indefinitely invested and that will not be distributed in the foreseeable future, amounted to approximately USD 7.693 (2011: USD 7,464; 2010: USD 10,561). Accordingly, no deferred tax liability is recognized for this amount of undistributed profits.

14 Earnings per share

Earnings per common share for all periods presented has been determined in accordance with IAS 33, Earnings per Share, by dividing profit available to common shareholders by the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended 31 December
	2012	2011	2010
	(In millions of US dollars, except share amounts)
Numerator:

Profit for the period attributable to VimpelCom	2,145	543	1,806

Denominator:

Denominator for basic earnings per share – weighted average common shares outstanding (millions)	1,618	1,524	1,207

Effect of dilutive securities: Employee stock options (millions)	1	—	—

Denominator for diluted earnings per share – assumed conversions (millions)	1,619	1,524	1,207

Basic earnings per share	$1.33	$0.36	$1.50

Diluted earnings per share	$1.32	$0.36	$1.50

Employee stock options (representing 3,358,895 shares) that are out of the money as of 31 December 2012, but that could potentially dilute basic EPS in the future, were excluded in the computation of diluted EPS because inclusion of the options would have been antidilutive for the periods presented.

15 Property and equipment

Property and equipment, at cost, consisted of the following:

	Telecommunications equipment	Land, buildings and constructions	Office and measuring equipment	Other Equipment	Equipment not installed and assets under construction	Total
Cost

At 1 January 2011	9,567	622	948	506	1,266	12,909
Additions	962	(2)	31	64	3,203	4,258
Acquisition of a subsidiary (Note 6)	6,275	126	38	181	847	7,467
Disposals	(466)	(7)	(43)	(29)	79	(466)
Transfer	2,189	27	125	47	(2,388)	—
Translation adjustment	(882)	(16)	(49)	(4)	(169)	(1,120)

At 31 December 2011	17,645	750	1,050	765	2,838	23,048

Acquisition of a subsidiary	20	—	—	—	—	20
Divestments of a subsidiary	(142)	(29)	(14)	(24)	(19)	(228)
Reclassification to AHFS	(113)	(3)	(5)	(15)	(2)	(138)
Additions	1,271	53	57	26	2,115	3,522
Disposals	(920)	(45)	(69)	(94)	(83)	(1,211)
Transfer	2,108	25	291	(111)	(2,313)	—
Translation adjustment	367	20	66	26	74	553

At 31 December 2012	20,236	771	1,376	573	2,610	25,566

Depreciation and impairment
At 1 January 2011	(4,720)	(124)	(520)	(246)	—	(5,610)
Depreciation charge for the year	(2,370)	(56)	(164)	(137)	—	(2,727)
Disposals	242	5	38	19	—	304
Impairment (Note 10)	(136)	(26)	(10)	(24)	(28)	(224)
Translation adjustment	326	4	31	13	—	374

At 31 December 2011	(6,658)	(197)	(625)	(375)	(28)	(7,883)
Divestments of a subsidiary	109	33	11	20	19	192
Reclassification to AHFS	103	3	3	12	—	121
Depreciation charge for the year	(2,601)	(48)	(226)	(51)	—	(2,926)
Disposals	846	8	19	41	—	914
Impairment (Note 10)	(30)	—	(2)	—	(17)	(49)
Translation adjustment	(257)	(1)	(11)	(4)	4	(269)

At 31 December 2012	(8,488)	(202)	(831)	(357)	(22)	(9,900)

Net book value
At 31 December 2011	10,987	553	425	390	2,810	15,165
At 31 December 2012	11,748	569	545	216	2,588	15,666

None of the assets were used as collateral and no assets have restrictions on title. The Company is not party to significant finance leases.

Capitalized borrowing costs

During 2012 VimpelCom capitalized interest in the cost of property and equipment in the amount of USD 191 (2011: USD 62). During 2012 the interest rates applicable to capitalized borrowing costs is ranging from 4.6% to 13.1% (2011: 8.0%).

16 Intangible assets

The total gross carrying value and accumulated amortization of VimpelCom’s intangible assets consisted of the following:

	Telecommunications licenses, frequencies and permissions	Goodwill	Software	Brands and trademarks	Customer relationships	Telephone line capacity	Other intangible assets	Total
Cost
At 1 January 2011	1,600	6,722	1,148	193	1,430	159	261	11,513
Additions	331	—	137	—	1	10	1,891	2,370
Acquisition of a subsidiaries (Note 6)	3,330	11,331	9	2,308	2,937	1	1,390	21,306
Disposals	(80)	—	(33)	—	—	(1)	(28)	(142)
Transfer	2	—	3	—	(14)	(10)	12	(7)
Other	10	—	15	(4)	(25)	(14)	47	29
Translation adjustment	(277)	(1,151)	(43)	(174)	(242)	(2)	(261)	(2,150)

At 31 December 2011	4,916	16,902	1,236	2,323	4,087	143	3,312	32,919

Acquisition of a subsidiary	9	17	1	—	—	—	—	27
Divestments of a subsidiaries	(146)	(126)	(7)	—	—	(1)	—	(280)
Reclassification to AHFS	(43)	—	(5)	—	—	—	—	(48)
Additions	67	—	199	3	—	1	492	762
Disposals	(31)	—	(27)	—	—	(13)	(85)	(156)
Translation adjustment	82	180	76	51	168	49	108	714

At 31 December 2012	4,854	16,973	1,473	2,377	4,256	178	3,827	33,938

Amortization and impairment
At 1 January 2011	(933)	—	(726)	(19)	(346)	(56)	(216)	(2,296)

Amortization charge for the year	(387)	—	(183)	(118)	(1,083)	(43)	(246)	(2,060)
Disposals	71	—	30	5	—	—	25	131
Impairment (Note 10)	(128)	(126)	(4)	—	—	—	—	(258)
Other	(1)	—	(9)	2	11	8	(7)	4
Translation adjustment	7	—	35	7	83	3	26	161

At 31 December, 2011	(1,371)	(126)	(857)	(123)	(1,335)	(88)	(418)	(4,318)

Divestments of a subsidiary	144	126	6	—	—	—	—	276
Reclassification to AHFS	20	—	2	—	—	—	—	22
Amortization charge for the year	(406)	—	(155)	(132)	(983)	(18)	(386)	(2,080)
Disposals	2	—	80	1	—	3	30	116
Impairment (Note 10)	—	(9)	—	—	—	—	—	(9)
Translation adjustment	(11)	—	(97)	(21)	(165)	(27)	(59)	(380)

At 31 December, 2012	(1,622)	(9)	(1,021)	(275)	(2,483)	(130)	(833)	(6,373)

Net book value

At 1 January 2011	667	6,722	422	174	1,084	103	45	9,217
At 31 December 2011	3,545	16,776	379	2,200	2,752	55	2,894	28,601
At 31 December 2012	3,232	16,964	452	2,102	1,773	48	2,994	27,565

As of 31 December 2012 other intangible assets primarily include LTE telecommunication licenses in Italy and Russia, for which the business operations have not yet commenced in the amount of USD 1,660 (2011: USD 1,513 in Italy and Uzbekistan), industrial patents and intellectual property rights with the book value of USD 394 (2011: 364). None of the assets were used as collateral and no assets have restrictions on title.

During 2012 VimpelCom capitalized interest in the cost of intangible assets in the amount of USD  150 (2011: nil). During 2012 the interest rates applicable to capitalized borrowing costs is ranging from 4.6% to 13.1%.

17 Financial assets and liabilities

Financial assets

The Company has the following financial assets as of 31 December:

	2012	2011
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency and Interest rate exchange contracts	58	—
Foreign exchange contracts	4	4
Embedded derivatives on senior secured notes	77	41
Derivatives over non-controlling interest	81	73
Derivatives designated as fair value hedges
Interest rate exchange contracts	—	161
Financial instruments at fair value
Derivatives designated as cash flow hedges
Cross-currency and Interest rate exchange contracts	110	257

Total financial Instruments at fair value	330	536

Loans granted, deposits and other financial assets at amortized cost
Loans granted to GWMC (note 12)	781	962
Short term deposits	66	176
Interest receivable	8	154
Other investment	62	43
Other loans granted	114	10

Total loans granted, deposits and other financial assets	1,031	1,345

Total other financial assets	1,361	1,881

Total current	270	345
Total non-current	1,091	1,536

Financial liabilities

The Company has the following financial liabilities as of 31 December:

	2012	2011
Financial instruments at fair value through profit or loss
Bank loans and bonds, equipment financing at fair value
Bank loans and bonds, principle	—	2,116
Equipment financing, principle	—	94
Fair value adjustment to bank loans and bonds, principle	—	184
Interest accrued related to financial liabilities at fair value	—	75
Discounts, unamortized fees related to financial liabilities at fair value	—	(33)
Derivatives not designated as hedges
Derivatives over non-controlling interest	442	391
Foreign exchange contracts	12	—
Financial instruments at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	20	2
Cross-currency and Interest rate exchange contracts	36	—
Interest rate exchange contracts	181	143

Total financial Instruments at fair value	691	2,972

Other financial liabilities at amortised cost
Bank loans and bonds
Bank loans and bonds, principle	25,643	23,360
Unamortised fair value adjustment under acquisition method of accounting	794	910
Interest accrued	526	391
Discounts, unamortized fees	73	(69)
Equipment financing	591	341
Loans from others
Loans from others, principle	754	917
Interest accrued	9	20

Total other financial liabilities at amortised cost	28,390	25,870

Total other financial liabilities	29,081	28,842

Total current	3,388	3,118
Total non-current	25,693	25,724

The unamortized fair value adjustment under the acquisition method of accounting relates to the fair value remeasurement of listed debt acquired in the business combination with Wind Telecom (Note 6). This adjustment will be amortized on a straight-line basis over six years by reducing interest expenses.

Description of derivative financial instruments

VimpelCom uses derivative instruments, including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes. The Company has designated the majority of its derivative contracts, which mainly relate to hedging the interest and foreign exchange risk of external debt, as formal hedges and applies hedge accounting on these derivative contracts.

All derivatives are accounted for on a fair value basis and the changes in fair value are recorded in profit or loss, except for put options over non-controlling interests not providing a present ownership interest in the outstanding shares, and derivative instruments which are accounted for using cash flow hedge accounting. Cash flows from derivative instruments are reported in the statement of cash flows in the same line where the underlying cash flows are recorded.

Foreign exchange contracts

As from August 2012, OJSC VimpelCom entered into short-term forward and zero-cost collar agreements with several banks for a total notional amount of USD 1,336 in order to protect cash flows of its short-term financial and non-financial obligations denominated in USD from adverse USD-RUB movement. As of 31 December 2012 the notional amount outstanding of the derivative contracts (only zero-cost collars) was USD 1,105 with an average cap rate of 34.52 and an average floor rate of 31.08.

Derivatives over non-controlling interest – Put and call options

Limnotex

On 24 August 2011 the Company entered into put and call agreements representing up to 28.5% of the shares in its indirect subsidiary Limnotex, which owns 100% of KaR-Tel, the Kazakhstan operator. Based on the agreement, Crowell, the noncontrolling shareholder of Limnotex, holds two put options for Limnotex shares: the first put option for 13.5% is exercisable during 2013 at a fixed price of USD 297 and the second put option for 15% is exercisable during 2017 at a fixed price of USD 330. The put option granted to Crowell give rise to a financial liability which is initially measured at the present value of the redemption amount. Therefore the Company accounted for a liability regarding these arrangements of USD 442 and USD 391 as of 31 December 2012 and 2011, respectively, representing the fair value of the underlying redemption amount. The change in fair value of the put option is recorded in equity since VimpelCom does not have present access to benefits over the shares held by Crowell. The outcome of the fair value measurement is dependent on the discount rate at the time of measurement – in case the rate increases by 1 pp the liability will decrease for USD 10, in case the rate decreases for 1 pp the liability will increase for USD 11. The discount rate used at 31 December 2012 was 13.0% (2011: 13.0%).

The call options allow the Company to acquire the total of 28.5% of Limnotex shares held by Crowell at a multiple of Adjusted EBITDA. Both options are exercisable during the period between April 2012 and May 2018. The call option does not give the Company present ownership rights. Therefore the option is accounted for as a financial asset at fair value through profit or loss and accounted for as an asset of USD 81 and USD 73 as of 31 December 2012 and 2011, respectively. The fair value of the options was determined based on the expected exercise period in May 2018 and an estimated exercise price of USD 1,453. The outcome is influenced by changes in exercise period and exercise price, but variations in these variables are not expected to have a material impact on the results of operations.

Cross currency and interest rate exchange contracts

In 2009, Wind Acquisition Finance S.A. (“WAF”) has entered into 10 Cross-Currency Interest Rate Swap agreements with several banks to reduce the volatility of cash flows on USD denominated debt in the amount of USD 2,000 and related interest from 13 July 2009 to 15 July 2017. Pursuant to these agreements, WAF pays a fixed EUR rate equal to on average 11.73% and receives a fixed USD rate of 11.75%.

In November 2010, WAF has entered into a further 11 Cross-Currency Interest Rate Swap agreements with several banks to reduce the volatility of cash flows on USD denominated debt in the amount of USD 1,300 and related interest from 26 November 2010 to 15 February 2018. Pursuant to these agreements, WAF pays a fixed EUR rate equal to on average 7.46% and receives a fixed USD rate of 7.25%.

In April 2012, WAF has entered into a further four Cross-Currency Interest Rate Swap agreements with several banks to reduce the volatility of cash flows on USD denominated debt in the amount of USD 400 and related interest from 13 April 2012 to 15 February 2018. Pursuant to these agreements, WAF pays a fixed EUR rate equal to on average 7.33% and receives a fixed USD rate of 7.25%.

The Company’s Pakistan subsidiary has entered into several Cross-Currency Interest Rate Swap Agreements to reduce the volatility of cash flows on USD and EUR denominated debt with current outstanding balances of USD 129 and EUR 17 (2011: USD 144 and EUR 51), and related interest with maturities until 28 February 2014. Pursuant to these agreements, the Company’s Pakistan subsidiary pays floating 6 months KIBOR rates plus a spread between 0.72% and 4.49%.

Interest rate exchange contracts

In November and December 2010, WIND Telecommunicazioni S.p.A. entered into Interest Rate Swap agreements to reduce the volatility of cash flows on interest payments for variable-rate debt. In September 2012, the majority of these Interest Rate Swaps were restructured for the upcoming 12-18 months and additionally two basis swaps have been added to the portfolio. This restructuring was done to benefit from the basis swap spread between EURIBOR 1 month and EURIBOR 6 month floating rates. Pursuant to these agreements, WIND Telecommunicazioni S.p.A. pays a fixed rate equal to on average 2.13% and receives EURIBOR 1 month floating rate on a notional amount of EUR 2,915 until 26 September 2013/26 March 2014 and pays a fixed rate equal to on average 2.47% and received EURIBOR 6 month floating rate on a notional amount of EUR 2,240 from 26 September 2013 until maturity (between 26 March 2014 and 26 September 2017).

In August and November 2012, the Company has unwound its interest rate swaps related to its USD 500 6.2546% notes due March 2017 and its interest rate swaps related to its USD 1,500 7.5043% notes due March 2022. As a result of the unwind, the Company will pay interest at the fixed rates of the previously mentioned notes. With the unwind, the Company has locked in the current low USD interest rates, resulting in a reduction of the effective interest rate on the notes due March 2017 of approximately 1.5% and on the notes due March 2022 of approximately 2.0%. As a result of the unwind, the Company has received a cash amount of USD 253, which is included within Interest Received in the Statement of Cash Flows, representing the approximate fair value of the derivatives when they were unwound.

Interest-bearing bank loans and bonds

The Company has the following principle amounts outstanding for interest-bearing loans and bonds as of 31 December:

Lender	Interest rate	Maturity	Currency	2012	2011
Senior Secured Notes 2018	7.3-7.4%	2018	EUR/USD	4,273	3,564
Eurobonds	6.5-9.1%	2013-2021	USD	3,901	3,901
Senior Facility Agreement	1m Euribor + 4.0-4.5%	2016-2017	EUR	3,865	4,438
Senior Notes 2017	11.8%	2017	EUR/USD	3,649	3,617
Sberbank	8.8-9.3%	2013-2015	RUB	2,805	3,460
Ruble Bonds	7.4-9.3%	2013-2015	RUB	2,469	1,243
June Bonds	3m Libor + 4.0%; 6.3-7.5%	2014-2022	USD	2,200	2,200
PIK Proceeds Loan Agreement	12.3%	2017	EUR/USD	1,432	1,261
Bridge loan facility	3m Euribor + 7.5%	2012	EUR	—	647
Other loans				1,049	1,145

Total bank loans and bonds				25,643	25,476

Less current portion				(2,218)	(2,304)

Long-term portion of bank loans and bonds				23,425	23,172

Loans from others The Company has the following principle amounts outstanding for loans from other parties as of 31 December:
	Interest rate	Maturity	Currency	2012	2011
Debt to Italian Government (LTE license)	Rendistato+1%	2016	EUR	427	524
Annuity loans	1.1-7.7%	2016	EUR	214	321
Other loans				113	72
Total loans from others				754	917

Less current portion				(221)	(221)

Long-term loans from others				533	696

Hedging activities and derivatives

Derivatives under hedge accounting

The Company uses cross currency interest rate swaps, interest rate swaps, foreign exchange forwards/swaps and zero cost collars to manage its transaction exposures and/or interest exposure related to loans and borrowings. Most of these derivative contracts are either designated as cash flow or fair value hedges and are entered into for periods up to the maturity date of the hedged loans and borrowings.

The company uses the following types of hedge accounting:

•	Cash flow hedge accounting used to hedge the risk on future foreign currency cash flows and floating interest rate cash flows;

•	Fair value hedge accounting used to convert the USD fixed interest rate on financial liabilities into USD floating interest rate.

Below is a summary with further details on the Company’s hedges:

	Risk being hedged	Nominal value	Fair value assets	Fair value liabilities
At 31 December 2012

Cash flow hedge accounting
Cross currency and interest rate exchange contracts	Currency	3,700	110	36
Interest rate exchange contracts	Interest	3,846		181
Foreign exchange contracts	Currency	980		20

No hedge accounting
Cross currency and interest rate exchange contracts	Currency	152	58
Foreign exchange contracts	Currency	170	4	12

The following table shows the periods in which the cash flows of the derivatives, to which cash flow hedge accounting applies, are expected to occur:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2012
Cash flows	(92)	(71)	(21)	(1)	(185)
Cash flow hedge reserve	—	—	—	—	(313)

Derivatives not designated as hedging instruments

The Company uses foreign currency denominated borrowings and forward currency contracts to manage its transaction exposures. These currency forward contracts are not designated as cash flow, fair value or net investment hedges and are entered into for periods consistent with currency transaction exposures, generally from one to six months. Although the derivatives have not been designated in a hedge relationship, they act as a commercial hedge andoffsets the underlying transaction when they occur.

Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements as of 31 December (based on future cash flows discounted at current market rates):

	Carrying value		Fair value
	2012	2011	2012	2011
Financial assets
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency and Interest rate exchange contracts	58	—	58	—
Foreign exchange contracts	4	4	4	4
Embedded derivatives on senior secured notes	77	41	77	41
Derivatives over non-controlling interest	81	73	81	73
Derivatives designated as fair value hedges
Interest rate exchange contracts	—	161	—	161

Financial instruments at fair value
Derivatives designated as cash-flow hedges
Cross-currency and Interest rate exchange contracts	110	257	110	257

Total financial Instruments at fair value, assets	330	536	330	536

Loans granted, deposits and other financial assets
Long term-loans granted to GWMC	781	962	781	1,407
Bank deposits	67	178	67	178
Interest receivable	8	154	8	154
Other investment	62	43	62	43
Other loans granted	113	8	113	7

Total loans granted, deposits and other financial assets	1,031	1,345	1,031	1,789

Trade and other receivables	2,495	2,711	2,495	2,711

Cash and cash equivalents	4,949	2,325	4,949	2,325

Total financial assets	8,805	6,917	8,805	7,361

Financial instruments at fair value through profit or loss
Bank loans and bonds at fair value	—	2,436	—	1,923
Derivatives not designated as hedges
Derivatives of non-controlling interest	442	391	442	391
Foreign exchange contracts	12	—	12	—
Derivatives designated as hedges
Foreign exchange contracts	20	2	20	2
Cross-currency and Interest rate exchange contracts	36		36
Interest rate exchange contracts	181	143	181	143

Total financial Instruments at fair value, liabilities	691	2,972	691	2,459

Total other financial liabilities at amortised cost	28,390	25,870	29.302	22,868

Trade and other payables	5,859	4,566	5,859	4,566

Total financial liabilities	34,940	33,408	35,852	29,893

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

Fair value hierarchy

As of 31 December 2012 and 2011 the Company held financial instruments carried at fair value on the statement of financial position in accordance with IAS 39.

The Company measures the fair value of derivatives except for options over non-controlling interests on a recurring basis, using observable inputs (Level 2), such as LIBOR, EURIBOR and swap curves, basis swap spreads and foreign exchange rates, floating rates for USD using income approach with present value techniques.

The Company measures the fair value of options over non-controlling interests on a recurring basis, using unobservable inputs (Level 3), such as projected redemption amounts, volatility, fair value of underlying shares using income approach with present value techniques and Black-Scholes model.

The following table provides the disclosure of fair value measurements separately for each major class of assets and liabilities measured at fair value.

As of 31 December 2012 Description	(Level 1)	(Level 2)	(Level 3)

Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency and Interest rate exchange contracts	—	58	—
Foreign exchange contracts	—	4	—
Embedded derivatives on senior secured notes	—	—	77
Derivatives of non-controlling interest	—	—	81
Financial instruments at fair value
Derivatives designated as cash-flow hedges

Cross-currency and Interest rate exchange contracts	—	110	—

Total financial Instruments at fair value, assets	—	172	158

Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Derivatives over non-controlling interest	—	—	442
Foreign exchange contracts	—	12	—
Derivatives designated as hedges
Foreign exchange contracts	—	20	—
Cross-currency and Interest rate exchange contracts	—	36	—
Interest rate exchange contracts	—	181	—

Total financial Instruments at fair value, liabilities	—	249	442

As of 31 December 2011 Description	(Level 1)	(Level 2)	(Level 3)

Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	4	—
Embedded derivatives on senior secured notes	—	—	41
Derivatives of non-controlling interest	—	—	73
Derivatives designated as fair value hedges

Interest rate exchange contracts		161
Financial instruments at fair value
Derivatives designated as cash flow hedges

Cross-currency and Interest rate exchange contracts	—	257	—

Total financial Instruments at fair value, assets	—	422	114

Financial instruments at fair value through profit or loss
Bank loans and bonds at fair value	—	2,300	—
Equipment financing at fair value		94

Interest accrued related to financial liabilities at fair value		75

Discounts, unamortized fees related to financial liabilities at fair value		(33)
Derivatives over non-controlling interest	—	—	391
Financial instruments at fair value
Derivatives designated as cash-flow hedges
Foreign exchange contracts	—	2	—
Interest rate exchange contracts	—	143	—

Total financial Instruments at fair value, liabilities	—	2,580	391

The movement of financial instruments measured at the fair value using unobservable inputs (Level 3) is presented below:

	As of 31 Dec. 2011	Currency translation adjustment	Accrual of noncontrolling interest	Change in fair value reported in earnings	Change in fair value reported in equity	Acquired in business combinations	Purchased	Sold/Settled	As of 31 Dec. 2012
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Embedded derivatives on senior secured notes	41			36					77
Derivatives of non-controlling interest	73			8					81

Total financial Instruments at fair value, assets	114			44					158

Financial instruments at fair value through profit or loss
Derivatives of non-controlling interest	391				51				442

Total financial Instruments at fair value, liabilities	391				51				442

	As of 31 Dec. 2010	Currency translation adjustment	Accrual of noncontrolling interest	Change in fair value reported in earnings	Change in fair value reported in equity	Acquired in business combinations	Purchased	Sold/ Settled	As of 31 Dec. 2011
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Embedded derivatives on senior secured notes	—	19		(249)	—	271	—	—	41
Derivatives of non-controlling interest	14	—	—	(2)	—	—	69	(8)	73

Total financial Instruments at fair value, assets	14	19	—	(251)	—	271	69	(8)	114

Financial instruments at fair value through profit or loss
Derivatives of non-controlling interest	690	—	18	(1)	53	—	375	(744)	391

Total financial Instruments at fair value, liabilities	690	—	18	(1)	53	—	375	(744)	391

18 Current-other and non-current other financial assets and liabilities

Other non-current non-financial assets consisted of the following as of:

	31 December 2012	31 December 2011
Deferred costs related to connection fees	4	80
Long-term input VAT	14	—
Other long-term assets	—	12

	18	92

Other current non-financial assets consisted of the following as of:

	31 December 2012	31 December 2011
Advances to suppliers	368	362
Input value added tax	126	162
Prepaid taxes	739	743
Deferred costs related to connection fees	24	39
Others	33	14

	1,290	1,320

Prepaid taxes include the OTA tax receivable discussed further under ‘Algerian tax claims’ (Note 27).

Other non-current non-financial liabilities consisted of the following as of:

	31 December 2012	31 December 2011
Long-term deferred revenue	172	146
Provision for pensions and other post-employment benefits	109	99
Governmental grants	45	43
Payables for intangibles	60	109
Other non-current liabilities	24	45

	410	442

Other current non-financial liabilities consisted of the following as of:

	31 December 2012	31 December 2011
Customer advances, net of VAT	878	874
Customer deposits	96	97
Other taxes payable	664	549
Other payments to authorities	110	167
Due to employees	261	263
Short-term deferred revenue	89	80
Other liabilities	145	—

	2,243	2,030

19 Inventories

Inventory consisted of the following as of:

	31 December 2012	31 December 2011
Telephone handsets and accessories for sale	128	145
SIM-Cards	16	19
Scratch cards	15	23
Info materials	4	4
Equipment for sale	—	2
Other inventory	4	34

Total	167	227

Write-off of inventories for the years ended 31 December 2012, 2011 and 2010 were not significant.

20 Trade and other receivables

Trade and other receivables consisted of the following as of 31 December:

	2012	2011
Trade accounts receivable, gross	3,147	3,445
Allowance for doubtful accounts	(717)	(780)

Trade accounts receivable, net	2,430	2,665
Roaming discounts	65	46

	2,495	2,711

As of 31 December 2012, trade receivables with an initial value of USD 717 (2011: USD 780) were impaired and, thus, fully provided for. See below the movements in the provision for the impairment of receivables:

	2012	2011
Balance as of 1 January	780	70
Acquisition of subsidiaries	7	693
Provision for bad debts	279	153
Accounts receivable written off	(350)	(75)
Foreign currency translation adjustment	1	(63)

Balance as of 31 December	717	780

As of 31 December, the aging analysis of trade receivables is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			< 30 days	30–120 days	> 120 days
2012	2,430	1,246	466	217	501
2011	2,665	1,602	459	219	385

21 Cash and cash equivalents

Cash and cash equivalents consisted of the following items as of 31 December:

	2012	2011
Cash and cash equivalents at banks and on hand	3,248	1,694
Short-term deposits with an original maturity of less than 90 days	1,701	631

Total cash and cash equivalents	4,949	2,325

Cash at banks earns interest at floating rates based on bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

The cash balances as of 31 December 2012 in Algeria of USD 1,856 (2011: USD 886), Vietnam of nil (2011: USD 140) and Uzbekistan of USD 116 (2011: USD 17) are restricted due to local government or central bank regulations.

The Company is not able to repatriate the cash balance of certain entities in Luxembourg and Italy as of 31 December 2012 of USD 176 (2011: USD 506) due to existing covenants under borrowing facilities.

22 Issued capital and reserves

As of 31 December 2012 the Company had 2,630,639,827 authorized common shares (2011: 2,630,639,827) with a nominal value of USD 0.001 per share, of which 1,628,199,135 shares were issued and outstanding (2011: 1,628,199,135). The holders of common shares are, subject to our bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. Each fully paid common share entitles its holder to (a) participate in shareholder meetings, (b) have one vote on all issues voted upon at a shareholder meeting, except for the purposes of cumulative voting for the election of the supervisory board, in which case each common share shall have the same number of votes as the total number of members to be elected to the supervisory board and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates, (c) receive dividends approved by the supervisory board, (d) in the event of our liquidation, receive a pro rata share of our surplus assets; and (e) exercise any other rights of a common shareholder set forth in our bye-laws and Bermuda law.

As of 31 December 2012 and 2011, the Company also had 433,532,000 authorized convertible voting preferred shares with a nominal value of USD 0.001 per share, of which 433,532,000 shares were issued and outstanding at 31 December 2012 and 2011. The redemption value of convertible preference shares are reflected in other financial liabilities. Each convertible preference share entitles its holder to one vote per convertible preferred share, voting together with the common shares as a single class, except where cumulative voting applies when electing directors. Convertible preferred shares do not have dividend rights. The holders of convertible preferred shares, in the event of our winding-up or dissolution, are not entitled to any payment or distribution in respect of our surplus assets. The holders of convertible preferred shares are, subject to our bye-laws and Bermuda law, entitled to convert their convertible preferred shares, at their option, at any time (a) after the date which is two years and six calendar months after the date of issue of the relevant convertible preferred shares but before the date which is five years after such date of issue and (b) during the period between the date on which a mandatory offer for all common and preferred shares is announced and the final business day such offer is open for acceptance, in each case, in whole or in part, into common shares on the basis of one common share for one convertible preferred share. Upon conversion, the converting shareholder must pay to VimpelCom a conversion premium per share equal to the greater of (a) the closing mid market price of VimpelCom common ADSs on the NYSE on the date of the conversion notice, and (b) the 30 day volume weighted average price on the NYSE of VimpelCom common ADSs on the date of the conversion notice. Any convertible preferred shares not redeemed five years after their issue will be immediately redeemed by the company at a redemption price of USD 0.001 per share.

In the accompanying financials and in these notes, shares held by the Company or its subsidiaries are treated as “treasury shares.” Treasury shares amount to 8,996,457 shares of common stock as of 31 December 2012 (2011: 10,078,608).

Change in capital surplus during 2011 primarily relates to the issuance of shares for the Wind Telecom acquisition and stock based compensation movements.

Share options exercised in each respective year have been settled using the treasury shares of the Company. The reduction in the treasury shares equity component is equal to the cost incurred to acquire the shares, on a weighted average basis. Any excess between the cash received from employees and reduction in treasury shares is recorded in capital surplus.

On 21 December 2012 Altimo Coöperatief issued notice to VimpelCom Ltd. pursuant to Section 4.3(d) of its bye-laws, stating its present intention to convert 128,532,000 convertible preferred shares to common shares at the ratio of one convertible preferred share to one common share and setting forth a conversion date of April 16, 2013.

Nature and purpose of reserves

Other capital reserves

The other capital reserve is used to recognise the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration (Refer to the Note 24) and to record the accumulated impact of derivatives designated as cash flow hedges (Note 17).

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. It is also used to record the effect of hedging net investments in foreign operations.

23 Dividends paid and proposed

Pursuant to Bermuda law, VimpelCom is restricted from declaring or paying a dividend if there are reasonable grounds for believing that (a) VimpelCom is, or would after the payment be, unable to pay its liabilities as they become due, or (b) the realizable value of VimpelCom assets would, as a result of the dividend, be less than the aggregate of VimpelCom liabilities.

In March 2012, the Supervisory Board of the Company declared the payment of a final dividend of USD 0.35 per ADS in relation to its 2011 results.

On 17 December 2012, the Supervisory Board of VimpelCom Ltd. authorized the payment of USD 0.45 per ADS in relation to the Company’s interim 2012 results and of, the in March 2012 already announced, final dividend of USD 0.35 per ADS in relation to its 2011 results. The dividend payable was accrued as of 31 December 2012 in the amount of USD 1,295, gross of withholding tax, and was paid in January 2013.

On 6 September 2011, the Supervisory Board of VimpelCom Ltd. declared the payment of an interim dividend of USD 0.45 per ADS in relation to the Company’s 2011 results. The total interim dividend payment in the approximate amount of USD 728 (gross of withholding tax where applicable) was paid in December 2011.

On 14 April 2011, the Supervisory Board of VimpelCom Ltd. declared the payment of a dividend of USD 0.15 per ADS in relation to the Company’s 2010 results. The total final dividend payment was approximately USD 243 (gross of withholding tax where applicable). The dividend was paid in June 2011.

On 7 March 2011, the Supervisory Board of VimpelCom Ltd. declared the payment of a dividend of USD 0.19 per ADS in relation to the Company’s interim 2010 results. The total interim dividend payment was approximately USD 245 (gross of withholding tax, where applicable) and paid in March 2011.

24 Share-based payments

Stock Option Plans

Background

The Company adopted stock option plans, the 2000 Stock Option Plan and the 2010 Stock Option Plan, under which it grants options to certain of its, and its subsidiaries’, affiliates, officers, employees, directors and consultants to acquire shares of common stock of VimpelCom Ltd. The Group also grants stock options to certain employees in accordance with their employment agreements.

Options are granted by VC ESOP N.V., indirect wholly owned subsidiary administrating the Stock Option Plan.

The Group has no legal or constructive obligation to repurchase or settle the options in cash.

Options granted under both 2000 and 2010 Stock Option Plan are conditional on the grantee completing a specific period of service (vesting period) and meeting specific pre-defined KPIs, which vary depending on the grantee. The share options granted will not vest if the KPI is not met.

The contractual option terms are different per grantee and very between 3 to 5 years.

Movements during the year

The following table illustrates the number, weighted average exercise prices and movements during the year:

	2012	2011	2010
Options outstanding , beginning of year	4,583,040	5,018,915	6,601,000
Weighted-average exercise price of options outstanding, USD per option	16.25	18.41	17.5
Weighted-average grant-date fair value at the beginning of the year, USD per option	2.22	1.78	1.4
The number of options granted	609,166	3,001,945	604,622
Weighted-average exercise price of options granted	13.60	16.33	14.75
Weighted-average grant-date fair value of options granted during the year, USD per option	0.40	0.16	8.6
The number of options exercised	—	(130,000)	(820,260)
The number of options forfeited/modified/converted to SARs	(2,571,911)	(3,307,820)	(1,366,447)
Weighted-average exercise price of options forfeited, USD per option	16.51	19.83	17.7
The number of options outstanding, end of year	2,620,295	4,583,040	5,018,915
Weighted-average exercise price of options outstanding, USD per option	15.37	16.25	18.41
Weighted-average grant-date fair value at the end of the year, USD per option	1.77	2.22	1.78
Out of the options outstanding at the end of the year the number of options fully vested and exercisable	2,104,445	1,675,540	4,078,000
Weighted average remaining contractual life of the options outstanding, in years	1.52	1.76	1.28

Valuation

The fair value of the options has been estimated using a Black Scholes option pricing model. The fair value of each grant is estimated on the date of grant (or date of modification). In estimating the fair value of the options, the Company applied significant assumptions.

The expected term of the options was determined based on analysis of historical behaviour of stock option participants. Expected volatility of VimpelCom’s shares was estimated based on the historical volatility of the shares on the New York Stock Exchange over the period equal to the expected life of the option granted and other factors.

The dividend yield was included into the model based on expected dividend payment. The risk free rate was determined using the rate on the United States Government Bonds, having a remaining term to maturity equal to the expected life of the options, approximated where applicable. Forfeiture rate was determined as an average for the historic experience for all grants.

The following table illustrates the major assumptions of the Black Scholes model for the options for the years ended 31 December:

	2012	2011	2010
Expected volatility	32%-184%	91%-184%	39% - 107%
The weighted-average expected term (in years)	1.79	1.48	1.76
Expected dividend yield	1.8%-6.7%	1.8%-2.2%	2.2% - 3.9%
Risk free interest rate	0.3%-11.2%	5.3%-11.2%	4.8% - 5.9%
Forfeiture rate	0.45	0.07	0.07

SAR plan

Background

In 2009 OJSC VimpelCom’s Board adopted a SAR plan for members of senior management and employees. Following the completion of the Exchange Offer in 2011, the plan was modified to provide that it will be administered by OJSC VimpelCom’s General Director and board of directors, which determines the aggregate number of SARs that may be granted. A SAR, upon vesting, entitles the holder to receive a cash amount per SAR equal to any excess of the NYSE closing price of ADS on the exercise date over the price at which such SAR was granted. The Group also grants SARs to certain employees in accordance with their employment agreements.

The SAR granted is conditional on the grantee completing a specific period of service (vesting period) and meeting specific pre-defined KPIs, which vary depending on the grantee. The SAR will not vest if the KPI is not met.

The obligation under this plan is classified in other non-financial liabilities in the balance sheet.

Movements during the year

The following table illustrates the number, weighted average exercise prices and movements during the year:

	2012	2011	2010
SARs outstanding , beginning of year	1,868,460	1,590,660	2,016,440
Weighted-average exercise price SARs outstanding, USD per SAR	13.92	13.37	13.1
Weighted-average grant-date fair value at the beginning of the year, USD per SAR	8.23	11.73	11.8
The number of SARs granted	1,440,000	580,000	182.860
Weighted-average exercise price of SARs granted, USD per SAR	11.38	15.59	19.4
Weighted-average grant-date fair value of SARs granted during the year, USD per SAR	1.60	0.38	6.0
The number of SARs exercised	(250,000)	(90,960)	(190,760)
The number of SARs forfeited/modified/converted to SARs	(384,440)	(211,240)	(417,880)
Weighted-average exercise price of SARs forfeited, USD per SAR	13.42	14.73	14.70
The number of SARs outstanding, end of year	2,674,020	1,868,460	1,590,660
Weighted-average exercise price of SARs outstanding, USD per SAR	12.50	13.92	13.37
Weighted-average grant-date fair value at the end of the year, USD per SAR	1.04	8.23	11.73
Out of the SARs outstanding at the end of the year the number of SARs fully vested and exercisable	984,020	1,288,460	777,320
Weighted average remaining contractual life of the SARs outstanding, in years	3	3.5	5

Valuation

The valuation principles and assumptions made, incl. sensitivities are the same as discussed above for the Stock Option Plans.

Phantom option plans

In addition to the Stock Option Plans and SARs, members of the Supervisory Board and Management Board who are not employees participate in a “phantom” stock plan. The details of the plan and the movements are described in Note 27 “Related parties”. There were no new grants under this plan in the last three years.

Shares Awards

Certain members of senior management can be awarded with shares according to their specific employment contracts. In 2012 there were 200,000 shares awarded and 700,000 shares in 2011. There were no grants prior to those years.

Executive and Director Investment Plan

In March 2012, The Company adopted the VimpelCom Ltd. Executive Investment Plan, or “EIP,” in which certain members of our senior management may participate, and in August 2012, the Company adopted the VimpelCom Ltd. Director Investment Plan, or “DIP,” in which members of our supervisory board may participate. Under the EIP and DIP, participants are invited to personally invest in our common shares. At the same time as their investment, participants will be awarded matching options to acquire a number of matching shares at the end of a specified performance period if, at the end of that performance period, certain performance conditions and other conditions set out in the plan documents have been met. If all conditions to vesting have been met, the number of matching shares that participants will receive when they exercise their options will be based on a multiple of their initial investment.

The EIP and DIP are administered by the compensation committee. The compensation committee determines the timing of awards, the performance conditions and performance period for the vesting of the matching options. In the case of the EIP, the compensation committee also determines which members of our senior management will receive invitations.

In June 2012, the compensation committee made an offer to certain members of senior management to participate in the EIP, and in August 2012, the compensation committee made an offer to members of our supervisory board to participate in the DIP. The matching options awarded in connection with these offers will be subject to a two-year performance period and performance conditions set out in the plan’s documents, as well as the terms of the plan.

Movements during the year for the Directors Investment Plan

2012
The number of options granted	107,406
Weighted-average exercise price of options granted, USD per option	10.45
Weighted-average grant-date fair value of options granted during the year, USD per option	19.65
The number of options exercised	—
The number of options forfeited/modified	—
Weighted-average exercise price of options forfeited, USD per option	—
The number of options outstanding, end of year	107,406
Weighted-average exercise price of options outstanding, USD per option	10.45
Weighted-average grant-date fair value at the end of the year, USD per option	19.65
Out of the options/SARs outstanding at the end of the year the number of options/SARs fully vested and exercisable	—
Weighted average remaining contractual life of the options outstanding, in years	2

Movements during the year for the Executive Investment Plan

2012
The number of options granted or converted from ESOP	550,311
Weighted-average exercise price of options granted, USD per option	7.61
Weighted-average grant-date fair value of options granted during the year, USD per option	14.46
The number of options exercised	—
The number of options forfeited/modified	—

Weighted-average exercise price of options forfeited, USD per option	—
The number of options outstanding, end of year	550,311,03
Weighted-average exercise price of options outstanding, USD per option	7.61
Weighted-average grant-date fair value at the end of the year, USD per option	14.46
Out of the options outstanding at the end of the year the number of options fully vested and exercisable	—
Weighted average remaining contractual life of the options outstanding, in years	2
Valuation

The fair value of the awards has been estimated using a Monte Carlo simulation model. The fair value of each award is estimated on the date of grant (or date of modification) and represents the expected payout. In estimating the fair value, the Company used significant assumptions taking into account the total shareholder return threshold on the VIP share performance (including dividend).

General information

The average share price for the years ended 31 December 2012, 2011 and 2010 was USD 10.24 per share, USD 12.5 per share and USD 16.4 per share respectively.

The total expenses recognized in these consolidation financial statements with respect to stock-based compensation were USD 12, USD 15 and USD 3 for the years ended 31 December 2012, 2011 and 2010 respectively (Note 9). The total unrecognized expenses with respect to stock-based compensation were USD 7.6 as of 31 December 2012 (2011: USD 5, 2010: nil).

25 Provisions

The following table summarizes the movement in provisions for the years ended 31 December 2012 and 2011:

	Income taxes provisions	Tax provisions other than for income tax	Provision for decommissioning	Legal provisions	Other provisions	Total provisions
At 1 January 2012	60	82	176	64	202	584
Arising during the year	100	29	26	13	43	211
Utilised	—	—	(3)	(15)	(42)	(60)
Reclassification	74	93	(7)	6	(98)	68
Unused amounts reversed	(15)	(29)	—	(19)	(19)	(82)
Translation adjustment and other	3	3	18	1	(6)	19

At 31 December 2012	222	178	210	50	80	740

Current 2012	51	60	—	4	77	192
Non-current 2012	171	118	210	46	3	548

	222	178	210	50	80	740

At 1 January 2011	52	13	89	46	—	200
Acquisition of a subsidiary (Note 6)	—	82	12	48	244	386
Arising during the year	9	12	78	23	75	197
Utilised	—	(11)	(10)	(39)	(28)	(88)
Reclassification	10	(8)	1	(1)	(6)	(4)
Unused amounts reversed	(2)	(1)	—	(7)	(57)	(67)
Translation adjustment	(9)	(5)	1	(6)	(26)	(45)
Discount rate adjustment and imputed interest (change in estimates)	—	—	5	—	—	5

At 31 December 2011	60	82	176	64	202	584

Total current	30	82	—	20	50	182
Total non-current	30	—	176	44	152	402

	60	82	176	64	202	584

The timing of payments in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty. Key assumptions and sources of uncertainty are discussed in Note 4.

Significant tax and legal proceedings are discussed in Note 27 below. Given the uncertainties inherent in such proceedings, there can be no guarantee that the ultimate outcome will be in line with VimpelCom’s current view.

26 Related parties

Shareholders and other related parties

As of 31 December 2012 the Company is primarily owned by two major shareholders: Altimo Coöperatief (a member of the Alfa group of companies, hereafter Altimo) and Telenor East Holding II AS (hereafter Telenor). The Company has no ultimate controlling shareholder.

The following table provides the total amount of transactions that have been entered into with related parties and balances of accounts with them for the relevant financial years:

	For the year ended and as of 31 December 2012	For the year ended and as of 31 December 2011	For the year ended and as of 31 December 2010
Revenue from Altimo	11	10	19
Revenue from Telenor	50	62	5
Revenue from associates	89	86	100
Finance income from associates	681	164	—
Wind International Services Spa	27	86	—
Wind International Services Sarl	—	36	—
SPAL TLC SpA	18	—	—
Revenue from other related parties	4	37	10

	880	481	134

Services from Altimo	12	8	7
Services from Telenor	44	57	4
Services from associates	202	221	202
Wind International Services Spa	—	343	—
Wind International Services Sarl	—	13	—
Services from other related parties	30	42	10

	288	684	223

Cash and cash equivalent	112	69	9
Accounts receivable from Altimo	1	1	2
Accounts receivable from Telenor	7	10	2
Wind International Services Spa	26	17	—
Wind International Services Sarl	—	14	—
SPAL TLC SpA	46
Accounts receivable from associates	61	81	83
Financial asset receivable from associates	781	964	—
Accounts receivable from other related parties	3	38	1

	1,037	1,194	97

Non-current account receivable from associates	—	2	5

Accounts payable to Altimo	—	—	—
Accounts payable to Telenor	3	10	2
Wind International Services Spa	—	4	—
Wind International Services Sarl	—	5	—
SPAL TLC SpA	10
Accounts payable to associates	40	25	3
Accounts payable to other related parties	9	38	1

	62	82	6

Outstanding balances and transactions with Altimo relate to operations with Altimo (a member of the Alfa group of companies), its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has contracts with Alfa Insurance to provide the Company with property and equipment liability insurance. VimpelCom has also entered into a general service agreement with Altimo Management Services Ltd. for provision of management advisory services, technical assistance and maintenance of network systems and equipment and other services. The Company also has contracts to provide fixed telecommunication service to Altimo and its subsidiaries.

Outstanding balances and transactions with Telenor relate to operations with VimpelCom’s shareholder Telenor East Holding II AS, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. VimpelCom has also entered into a services agreement with Telenor for provision of financial and administrative services.

Outstanding balances and transactions with Weather II relate to operations with VimpelCom’s shareholder Weather II, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, Wind International Services (subsidiary of Weather II) provides call termination and related services to VimpelCom subsidiaries pursuant to a framework agreement. Effective from 15 August 2012, all entities affiliated with Weather Investments II S.à r.l. are no longer considered to be related to VimpelCom as a result of a change in VimpelCom’s shareholder structure on that date.

Outstanding balances and transactions with associates relate to operations with VimpelCom’s equity investees (Note 12). Loans receivable mainly represent outstanding balances from GWMC (Note 17). Euroset transactions mainly represent sales of telephones and accessories, dealer commission payments for the acquisition of new subscribers and commission for payments receipts. Operations with associates also include purchase of bill delivery services and fixed telecommunication services.

Terms and conditions of transactions with related parties

Outstanding balances at the year-end, other than the loans from GWMC, are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended 31 December 2012, 2011 and 2010, VimpelCom has not recorded any impairment of receivables relating to amounts owed by related parties, other than the loans from GWMC (Note 17). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Company

Members of the Supervisory Board and Management Board of the Company are the key management personnel. The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel:

	2012	2011	2010
Short-term employee benefits	31	34	10
Share-based payment transactions	1	20	7

Total compensation paid to key management personnel	32	54	17

Each of our unaffiliated directors currently receives an annual retainer of € 100,000. Each affiliated director receives an annual retainer of € 40,000, and our current chairman of the Supervisory Board receives an additional annual retainer of €4,000. In addition, each unaffiliated director who serves as head of any of the official committees of our Supervisory Board receives additional annual compensation of € 25,000 per committee headed. All of our directors are reimbursed for expenses incurred in connection with service as a member of our Supervisory Board.

For this purpose, the term “unaffiliated director” means a director that is not an “Affiliate” (as defined in our bye-laws) not employed by an affiliate of the company and an “affiliated director” means a director who is not an “unaffiliated director”.

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

In 2012 there was no additional phantom ADS granted.

Our senior managers are eligible to participate in our stock option plans and SARs.

27 Commitments, contingencies and uncertainties

Risks

Currency control risks

The imposition of currency exchange controls or other similar restrictions on currency convertibility in Algeria and CIS countries (particularly in Uzbekistan) could limit VimpelCom’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as, remit dividends from the respective countries. Any such restrictions could have a material adverse effect on VimpelCom’s business, financial condition and results of operations. The continued success and stability of the economies of these countries will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms.

Domestic and global economy risks

The economies of countries where VimpelCom operates are vulnerable to market downturns and economic slowdowns elsewhere in the world. The respective governments of these countries continue to take measures to support the economies in order to overcome the consequences of the global financial crisis. Despite some indications of recovery, there continues to be uncertainty regarding further economic growth, access to capital and cost of capital, which could negatively affect the Company’s future financial position, results of operations and business prospects.

While management believes it is taking the appropriate measures to support the sustainability of VimpelCom’s business in the current circumstances, unexpected further deterioration in the areas could negatively affect the Company’s results and financial position in a manner not currently determinable.

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

VimpelCom’s operations and financial position will continue to be affected by political developments in the countries in which VimpelCom operates including the application of existing and future legislation, and telecom and tax regulations. These developments could have a significant impact on VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in such countries.

Tax risks

The tax legislation in the markets VimpelCom operates in are unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions. Tax laws in many of the emerging markets in which we operate have been in force for a relatively short period of time as compared to tax laws in more developed market economies. Tax authorities in our markets are often some what less advanced in their interpretation of tax laws, as well as in their enforcement and tax collection methods.

Any sudden and unforeseen amendments of tax laws or changes in the tax authorities’ interpretations of the respective tax laws and/or double tax treaties, could have a material adverse effect on our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period (e.g. introduction of Transfer pricing rules and CFC legislation).

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.

Commitments

Telecom Licenses Capital Commitments

VimpelCom’s ability to generate revenues in the countries it operates is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses under GSM-900/1800 and “3G” (UMTS / WCDMA) mobile radiotelephony communications services and “4G” (LTE). Under the license agreements operating companies are subject to certain commitments, such as territory or population coverage, level of capital expenditures, and number of base stations to be fulfilled within a certain timeframe. After expiration of the license, our operating companies might be subject to additional payments for renewals, as well as new license capital and other commitments.

In July 2012, OJSC VimpelCom was awarded a mobile license, a data transmission license, a voice transmission license and a telematic license for the provision of LTE services in Russia. For information regarding the other operators holding LTE licenses with whom we compete, see “Description of Operations of the Russia Business Unit—Mobile Business in Russia.” LTE is the next step in wireless technology and is expected to be the mobile broadband platform for new services and innovation for the future, which in practice will provide subscribers with significantly faster data rates for both uploading and downloading content, a greater number of mobile TV channels and better image quality. These licenses will allow OJSC VimpelCom to provide services using radio-electronic devices in Russia via networks that use LTE standard equipment within any of the following frequency bands: 735-742.5/776-783.5 MHz; 813.5-821/854.5-862 MHz; 2550-2560/2670-2680 MHz. The three channels (one channel (10 MHz) in frequency duplex in 2500-2690 MHz and two channels (7.5 MHz) in frequency duplex for 720-862 MHz), allocated to us in accordance with the licenses, have restrictions in use. To remove restrictions we have to perform certain organizational technical measures including, among others, radio frequency bands releasing spectrum conversion, refarming and reallocation between operators. We expect that the roll-out of the LTE network will occur using a phased approach based on a pre-defined schedule pursuant to the requirements of the license. Under the phased approach, OJSC VimpelCom is required to launch LTE services by June 1, 2013. OJSC VimpelCom is then required to extend services to six regions in Russia by the end of 2013 and a specified number of additional regions in each year until December 1, 2019 when services must cover all of Russia. OJSC VimpelCom is required to comply with the following conditions among others under the terms of the license: (i) invest at least RUB 15 billion in each calendar year (including the period from July 12, 2012 to December 1, 2013) in the construction of its federal LTE network until the network is completed, which must occur before December 1, 2019; (ii) provide certain data transmission services in all secondary and higher educational institutions in specified areas; and (iii) provide interconnection capability to telecommunications operators that provide mobile services using virtual networks in any five regions in Russia not later than June 1, 2017.

Apple

On 31 March 2011, VimpelCom and Apple signed an amendment to an existing agreement regarding VimpelCom’s purchase of iPhones from Apple (“the Amendment”). Under the Amendment, 958,540 iPhone handsets (being the difference between 1,500,000 iPhone handsets per the original agreement and the amount actually purchased by the Company from Apple through 31 March 2011) should be purchased by the Company between 1 April 2011 and 31 March 2013. If VimpelCom does not comply with this agreed schedule and certain other terms of the Amendment, VimpelCom could become liable for the shortfall in orders of iPhone handsets that existed as of 31 March 2011, less any iPhone handsets actually purchased by VimpelCom after this date. As of 31 December 2012 the Company had not purchased all of the handsets that it was required to purchase in accordance with the agreed schedule. No provision has been recorded in relation to this matter since the probability of cash outflow was assessed as remote.

Operating lease commitments

Operating lease commitments for the succeeding five years is as follows:

	2012	2011	2010
Less than 1 year	244	155	104
Between 1 and 5 years	303	244	269
More than 5 years	275	185	177

Total	822	584	550

Operating lease commitments mainly relate to the lease of base station sites and office spaces. Operating leases can be renewed but may be subject to renegotiations with lessors.

Contingencies and uncertainties

Algerian tax claims

OTA has recently been subject to tax claims by the Algerian tax authority with respect to payment of taxes during its taxation period between 2002 and 2009.

Claims for July 2002 to August 2007 Period

In 2001, when OTA signed its investment agreement with the Algerian Investment Promotion Organization in connection with its GSM license, OTA was granted favourable tax treatment for a period of five years starting in July 2002 and ending in August 2007. OTA has been charged by the Algerian Directions des Grandes Entreprises (DGE) with a final tax reassessment for 2004 and has been ordered to pay approximately DZD 4.34 billion, including penalties, (equal to approximately USD 57 at the exchange rate as of 31 December 2012).

In November 2009, OTA received a further final tax reassessment for the years 2005 through 2007 from the DGE ordering it to pay approximately DZD 43.9 billion, including penalties (equal to approximately USD 637 at the exchange rate as of 31 December 2012). The DGE has alleged that (i) OTA did not keep proper manual accounts during these years notwithstanding that OTA’s accounts were fully audited and approved by both OTA’s international auditors and its local statutory auditors, and (ii) OTA deducted certain expenses such as management and bad debt expenses and therefore understated the taxable income.

In Algeria the tax authorities are able to raise additional tax assessments for four years after the end of the relevant tax period. OTA has received the final tax assessment for the years 2004, 2005, 2006 and 2007. OTA filed a tax claim objection (tax appeal) on the 2004, 2005, 2006 and 2007 final tax assessments.

On 7 March 2010 OTA received a rejection on its submitted administrative appeal filed on 27 December 2009 against the notice of reassessment dated 16 November 2009 received from the DGE in respect of the tax years 2005, 2006 and 2007. OTA’s administrative appeal in relation to the 2004 tax reassessment has also been rejected. OTA appealed these rejections before the Algiers Administrative Tribunal. Its claims were rejected in April 2012. OTA appealed the decision of the Administrative Tribunal before the State Council in July 2012; these proceedings remain pending.

Claims for 2008 and 2009 Tax Years

On 30 September 2010, OTH announced that OTA has received a preliminary tax notification from the DGE in respect of the years 2008 and 2009, in which the DGE re-assessed taxes alleged to be owed by OTA in the amount of approximately DZD 17.1 billion (equal to approximately USD 217 at the exchange rate as of 31 December 2012), despite the fact that OTA has already paid the taxes due for these years.

The tax audit for these years was initiated in early 2010 following the tax filing for 2009.

This reassessment was based primarily on the allegation that OTA did not keep proper accounts for the years 2008 and 2009 notwithstanding that OTA’s accounts were fully audited and approved by both OTA’s international auditors and its local statutory auditors.

OTA received a final tax notification from the DGE in respect of the years 2008 and 2009 in December 2010. OTA’s administrative appeal against this notification was rejected in March 2012 (of which OTA was formally notified in June 2012). OTA appealed this rejection before the Algiers Administrative Tribunal in October 2012; these proceedings remain pending.

Furthermore in 2011 OTA received an additional tax notification from the DGE in respect of the penalties for claims for July 2002 to August 2007 period, in the amount of approximately DZD 6.56 billion (equal to approximately USD 81 at the exchange rate as of 31 December 2012).

OTA continues to appeal all of the tax claims and continues to believe that the assessments are unjustified. Without prejudice to its rights and the rights of its shareholders under its investment agreement with the Algerian Investment Promotion Organization, applicable bilateral investment treaty and applicable laws, OTA was required to prepay claimed amounts and penalties totalling approximately DZD 71.9 billion (equal to approximately USD 955 using the average annual exchange rates according to the years in which amounts were prepaid).

Management views the amounts paid to the DGE as uncertain tax positions and have accounted for them using a two step approach in accordance with IAS 12. In so doing, the Company has considered the technical merits of the assessments, including input in the form of a technical report from an independent external expert. There are significant risks involved in this case and as a result, the prepaid claimed amounts may not be fully recovered and for this appropriate provision has been recorded.

Other Algerian claims

Bank of Algeria Claim

On 15 April 2010, an injunction by the Bank of Algeria came into effect that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA. OTA has challenged this injunction in the Algerian courts but the case is still pending. As a result of the injunction OTA is prevented from importing equipment from foreign suppliers and is prevented from transferring funds outside of Algeria. The Algerian authorities alleged breaches of foreign exchange regulations by OTA and a member of its senior management.

On 28 March 2012, the Algerian Court of First Instance handed down a judgment against OTA and a member of OTA’s senior executive team. The judgment consists of fines of DZD 99 billion (approximately USD 1,300 at the exchange rate as of 28 March 2012) including a criminal sentence against a member of OTA’s senior executive team. On 5 April 2012, OTA and its senior executive appealed the Criminal Court’s judgment and on 27 May 2012, the Algerian Criminal Court of Appeal handed down judgment on the day of the hearing, confirming the judgment against OTA, suspending the criminal custodial sentence previously ordered against OTA’s senior executive and transferring the burden of payment of the USD 80.5 fine ordered against the senior executive to OTA. On 31 May 2012, OTA lodged a final appeal against the 27 May 2012 judgment before the Algerian Supreme Court, which is still pending.

OTA maintains that OTA and its senior executive have acted in compliance with the law, and accordingly, no provision has been made for the Bank of Algeria claims in the financial statements.

Arbitration following Tax Reassessments and Bank of Algeria litigation

On 12 April 2012, OTH submitted a formal Notice of Arbitration against the Algeria government in respect of actions taken by the Algerian government against OTA. The claim in the Notice of Arbitration is being made under the arbitration rules of the United Nations Commission on International Trade Law. In its Notice of Arbitration, OTH asserts that since 2008 its rights under the Agreement on the Promotion and Reciprocal Protection of Investments between Egypt and Algeria have been violated by actions taken by the Algerian government against OTA, including the Algerian Court of First Instance’s 28 March 2012 judgment against OTA and a member of its senior executive team and the Tax Reassessments.

Sim-card Users

In 2010, the Algerian government issued a new finance law, where in case of failure to identify the SIM card user, a penalty amounting to DZD 100,000 (equivalent to USD 0.0013) for each unidentified SIM is paid for the first year and increase to DZD 150,000 (equivalent to USD 0.0019) for the second year. Although the exposure cannot currently be estimated, it is not expected to have a material impact on the financial statements.

Algerian business

The Algerian government has announced its intention to unilaterally purchase OTA, alleging that it has the right to do so under the pre-emption right contained in the 2009 Finance Act and the 2010 Supplemental Finance Act. Pursuant to this announcement, the value of OTA was to be determined by a valuation advisor retained by the Algerian Government. The unilateral purchase of OTA by the Algerian Government could have a materially adverse effect on the financial position and results of operations of the Company.

OTA remains a strategically important asset for the Company and, therefore, VimpelCom is interested in exploring with the Algerian government, a resolution which would allow the Company to retain an interest in OTA. VimpelCom is engaged in without prejudice settlement discussions with the government, including the exploration of a possible sale to the Algerian government by OTH of an interest in OTA, including, subject to certain conditions, a majority stake in OTA. Any transaction will be subject to corporate approvals by OTH and VimpelCom. Such settlement discussion may address the resolution of the tax and other Algerian claims described above, which may be part of any settlement agreement. Depending on the terms of any such settlement agreement, the accounting for the tax and other Algerian claims may be materially different to that currently reflected in the financial statements.

It is contemplated that, pursuant to any sale to the Algerian government, that the governance and management control of OTA would be such that VimpelCom would continue to consolidate OTA.

The Company continues to be open to finding an amicable resolution with the Algerian government that is mutually beneficial to both parties.

Iraqna Litigation

On 19 November 2012, Atheer Telecom Iraq Limited (“Atheer”, an affiliate of the Zain Group) initiated English High Court proceedings against Orascom Telecom Iraq Ltd. (“OTIL”) and OTH in relation to a dispute arising out of the sale by OTIL of its Iraqi mobile subsidiary, Iraqna, in 2007 to Atheer. Atheer’s claim is founded on the tax covenants in the underlying 2007 share purchase agreement (“SPA”) between the parties. In particular, Atheer is seeking declarations from the Court that OTIL and OTH are liable to indemnify it in respect of three alleged tax liabilities: (1) a capital gains tax liability in the sum of IQD 219 billion (equal to approximately USD 188 as of 31 December 2012) in respect of the transaction that formed the subject-matter of the SPA; (2) an income tax liability in the sum of approximately IQD 96 billion (equal to approximately USD 82 as of 31 December 2012) in respect of the years 2004-2007; and (3) a withholding tax liability in the sum of approximately IQD 7 billion (equal to approximately USD 6 as of 31 December 2012).

The dispute is currently pending before the English High Court (Queen’s Bench division) in London. OTIL and OTH are vigorously defending against the tax liabilities, and thus no provision has been recorded for this matter.

Pricing of iPhone

The Federal Anti-Monopoly Service (“FAS”) in Russia commenced proceedings against OJSC VimpelCom and OJSC Mobile TeleSystems (“MTS”) regarding alleged price collusion with respect to the sale prices of iPhones by OJSC VimpelCom and MTS. On 26 April 2012, the FAS issued a decision pursuant to which OJSC VimpelCom and MTS were found guilty of price fixing in that they acted in concert to fix identical wholesale prices for certain iPhone models during the period from September 2010 to April 2011.

Since both parties voluntarily ceased the alleged wrongdoings, the antimonopoly case was terminated. On 17 July 2012, the FAS fined OJSC VimpelCom RUR 18.2 million (the equivalent to USD 0.6 as of 17 July 2012), which was paid in full in 2012.

LLC Summa Telecom

LLC Summa Telecom filed a claim in first instance with the Moscow City Arbitration Court against the State Commission for Radio Frequencies (the “Commission”), the Ministry of Communications and Mass Media of the Russian Federation (the “Ministry”) and the Federal Service for Supervision of Communications, Information Technology and Mass Media (“Roskomnadzor”). LLC Summa Telecom claim sought to revoke the court’s September 8, 2011 decision which refused to allocate frequencies in the 2500-2700 MHz frequency range and to compel the defendant to allocate the following spectrum bands: 2500-2530 MHz, 2560-2570 MHz, 2620-2630 MHz, 2660-2670 MHz, and 2680-2690 MHz.

On July 12, 2012, the Moscow City Arbitration Court upheld the claim and ruled in favour of LLC Summa Telecom. The Commission, the Ministry and Roskomnadzor filed an appeal, along with certain third parties. On September 26, 2012, OJSC VimpelCom was added as a third party to the proceedings. On October 25, 2012, the 9th Arbitration Court of Appeals overturned the July 12, 2012 decision and dismissed LLC Summa Telecom’s claim. LLC Summa Telecom filed an appeal, but this was dismissed by the court on February 14, 2013.

On March 7, 2013, Summa Telecom filled an appeal with the Supreme Arbitration Court of the Russian Federation to review the rulings in exercise of the court’s supervisory powers. This review is currently pending. If LLC Summa Telecom prevails on its claim, it could initiate new proceedings which could potentially lead to a revision of the LTE tender, in which OJSC VimpelCom was awarded licenses and frequencies for the provision of LTE services in Russia. If a revision includes revocation of any part of LTE spectrum granted to us, it could result in a material adverse effects on our business, financial condition, results of operations and prospects.

Telenor East and Weather II – FAS claim

In April 2012, the Federal Antimonopoly Service (“FAS”) brought a claim against two of VimpelCom’s strategic shareholders at the time, Telenor East and Weather II, in the Moscow Arbitration Court. The FAS named VimpelCom Ltd., VimpelCom Holdings B.V., OJSC VimpelCom, OOO Altimo and Altimo Coöperatief as third parties under the claim.

The FAS alleged that Telenor East’s 15 February 2012 purchase (the “Purchase”) of 234 million preferred shares in our company from Weather II violated relevant Russian law because Telenor East, as a company controlled by a foreign state (the Kingdom of Norway), may not exercise control over a Russian entity having strategic importance for the national defence and state security (such as our Russian subsidiary, OJSC VimpelCom).

In connection with the claim, following a petition of FAS, the Moscow Arbitration Court issued rulings granting injunctive relief, which prohibited: (i) VimpelCom Ltd. and VimpelCom Holdings B.V. from voting at OJSC VimpelCom general shareholders meetings on matters related to a change of the members of the management bodies, and passing resolutions on approval of major transactions and interested party transactions; (ii) Telenor East and Weather II from changing the composition of VimpelCom Ltd.’s supervisory board; (iii) Telenor East and Weather II from exercising their rights under the option agreement dated 15 February 2012; (iv) payment to the shareholders of OJSC VimpelCom of dividends based on OJSC VimpelCom’s 2011 operating results, and transfer of the cash intended for dividend distribution from OJSC VimpelCom accounts to the accounts of VimpelCom Ltd. or other companies with foreign banks; (v) the external auditors elected at the Annual General Shareholders Meeting of VimpelCom Ltd. held on 21 May 2012 from exercising the powers conferred on them; (vi) the board of directors of OJSC VimpelCom elected at the annual general shareholders meeting of OJSC VimpelCom from exercising their powers pursuant to the charter of OJSC VimpelCom; and (vii) other actions and steps designed to transfer the funds out of OJSC VimpelCom.

In November 2012, the FAS withdrew its claim after Altimo increased its stake in VimpelCom Ltd. to 47.85% from 41.9% by purchasing the shares of Bertofan Investments Limited, a company owned by Ukrainian businessman Viktor Pinchuk. The injunctions issued in the proceedings were subsequently cancelled.

Kyrgyzstan

Sky Mobile is one of fourteen defendants to litigation proceedings in the High Court of the Isle of Man brought by affiliates of MTS. The claim arises from a dispute in 2005 between the claimants and Fellowes International Holdings Limited over the ownership of Bitel, a Kyrgyz telecommunications company. The claimants allege that a Kyrgyz judgment in 2005 which determined that Fellowes, rather than the claimants, was the rightful owner of Bitel, was wrongfully obtained. The claimants further allege that a sale of BITEL’s assets to Sky Mobile in 2006 was wrongful.The legal proceedings in this matter are pending.

At this time, the Company is unable to assess the likelihood of the ultimate outcome of this lititgation and its effect on the Company’s operating results and financial condition. No provision has been recorded.

KaR-Tel litigation with ex-shareholders

On 10 January 2005, KaR-Tel, the Company’s operator and subsidiary in Kazakhstan, received an “order to pay” (“Order to Pay”) issued by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies (the “Fund”), in the amount of TRY 7.55 billion (the equivalent of approximately USD 4,233 at the exchange rate as of 31 December 2012).

Through various court proceedings since 2005, the Company has petitioned to annul the Order to Pay. On 25 October 2010, the 4th Administrative Court of Istanbul reviewed Kar-Tel’s petition to annul the Order to Pay and ruled in favour of KaR-Tel. The court decision has been appealed by the Fund. The court file was sent by the Court to the Councel of State for the appeal proceedings.

On 22 March 2012 the Fund’s and Kar-Tel’s appeals on the decision of the 4th Administrative Court of Istanbul dated 25 October 2010 was reviewed by the Prosecution Office of the Council of State and has been sent to the 13th Chamber of the Council of State for review on the merits.

The Company continues to believe that the Fund’s claim is without merit, and KaR-Tel will take whatever further actions it deems necessary and appropriate to protect itself against the Fund’s claim. No provision has been made in relation to this case.

The 1st Roaming Claim Against KaR-Tel: Threshold amounts

On 14 May 2010, the Antimonopoly Agency of Kazakhstan (the “Agency”) initiated an investigation of the alleged breach of antimonopoly laws by all three Kazakhstan GSM-operators (KaR-Tel, GSM Kazakhstan OAO Kazakhtelecom LLP, and Mobile Telecom Systems LLP) for abuse of dominant position. The Agency alleged that these companies infringed consumers’ rights by requiring a minimum threshold amount in a consumer’s prepaid account to be able to use certain roaming services (the “Threshold Amounts”).

As a result of various court proceedings, the administrative fines for KaR-Tel have been reduced from KZT 11.6 billion (the equivalent of approximately USD 78 as of 15 June 2012) to KZT 155 million (the equivalent of USD 1 as of 15 June 2012) following a decision by the Interregional Administrative Court on 15 June 2012. On August 16, 2012 the administrative fine was paid and expensed by KaR-Tel. The decision is subject to appeal by the public prosecutor’s office or KaR-Tel within one year from the date thereof. The Company is considering whether it will appeal the decision.

No provision has been made in relation to this case.

The 2nd Roaming Claim Against KaR-Tel: Concerted actions high roaming tariffs

In 2010 the Agency also initiated an investigation with respect to alleged concerted actions of certain Kazakhstan and Russian GSM-mobile operators in relation to establishing and/or preserving monopolistic roaming tariffs. Kar-Tel denied any involvement in these alleged concerted actions and following various court proceedings the Interregional Administrative Court of Almaty ruled in favour of KaR-Tel on 1 March 2012. The period for appeal has expired.

No provision has been made in relation to this case.

Dominant Market Position of Kar-Tel

On 10 October 2011, Kar-Tel was recognized by the Agency as having a dominant position in the interconnection market. If a company is recognized as having a dominant position, it is subject to special reporting obligations to the Agency, increased scrutiny in relation to anti-monopoly and competition issues and potential price regulation (e.g., tariff caps). Following various court proceedings against the claim of the Agency that KaR-Tel has a dominant market position, KaR-Tel submitted an application to the Supreme Court of Kazakhstan for supervisory review of the case. This appeal was rejected by the Supreme Court on 10 January 2013. The decision is only subject to appeal by the public prosecutor’s office or KaR-Tel which can appeal until 18 October 2013. KaR-Tel believes that its position is justified and is considering applying for appeal with at the public prosecutor’s office.

No provision has been made in relation to this case.

Antitrust Proceedings in Ukraine

In December 2012, the Ukraine Anti-Monopoly Committee (the “UAMC”) completed two investigations regarding Kyivstar’s roaming charges and other local mobile tariffs. As a result of these investigations, the UAMC issued binding recommendations requiring Kyivstar to reduce certain roaming charges and tariffs for mobile services to a level equal to those on a market with significant competition.

These recommendations have been implemented with no negative effect on marketing, tariff policies or plans. Both investigations have now been closed by the UAMC.

However, the UAMC has been investigating the distribution by Kyivstar of allegedly misleading information on its tariffs. In connection with the investigation, the UAMC imposed a fine of 50,000 UAH on Kyvistar (equal to approximately USD 0.006 at the exchange rate as of June, 2012), which Kyivstar paid in June, 2012.

Other Disputes

On 13 September 2012, the Italian Competition Authority (or the “ICA”) opened an anti-trust investigation in respect of three Italian mobile network operators (Telecom Italia, Vodafone and WIND) and carried out dawn raids on their premises. The investigation was started following a claim by Italian mobile virtual network operators, Bip Mobile. Bip Mobile claimed an alleged agreement between Telecom Italia, Vodafone and WIND, which was aimed to prevent the entry of Bip Mobile into the Italian mobile market through collusive pressure on the multi-brand point of sales starting as of June 2012. WIND is currently defending its conduct against Bip’s Mobile’s allegations and cooperating with the ICA in accordance with usual legal and procedural steps.

We expect that the investigation will be completed by the end of September 2013. If Telecom Italia, Vodafone and/or WIND are to be found to in breach of applicable legislation, this could lead to a fine for these parties.

As the investigation is still in progress and no allegations have been made by the ICA against Wind to date. Accordingly, no provision has been made in relation to this case.

Contingent tax liabilities

Multinational groups of the size of VimpelCom are exposed to varying degrees of uncertainty related to tax planning changes in tax law and periodic tax audits. VimpelCom accounts for its income taxes on the basis of its own internal analyses, supported by external advice. VimpelCom continually monitors its global tax position, and whenever uncertainties arise, VimpelCom assesses the potential consequences and either accrues the liability or discloses a contingent liability in its financial statements, depending on the strength of the Company’s position and the resulting risk of loss.

OTH

The Egyptian Large Taxpayers Office (the “LTO”) conducted a review of OTH’s tax filings for tax years 2000-2004. The LTO concluded that certain investments made by OTH during this period were actually license fees paid to foreign governments for which Egyptian withholding tax was due according to Egyptian tax laws. The LTO accordingly assessed EGP 1.9 billion (equal to approximately US$ 327 million at the exchange rates as of December 31, 2010) in additional tax liabilities against OTH for these tax years. OTH challenged the LTO’s assessment in a proceeding before an appellate committee of the Egyptian Ministry of Finance. On May 15, 2012, the appellate committee cancelled the LTO’s assessment for certain of the tax years. Based on the appellate committee’s decision and subsequent assessments issued to OTH, OTH’s assessed liability as of November 29, 2012 stood at approximately EGP 323.0 million (approximately USD 53 at the exchange rate as of November 29, 2012) in back taxes for the relevant years and approximately EGP 430.5 million in penalties and interest (approximately USD 70 at the exchange rate as of November 29, 2012). In addition, as a result of the appellate committee’s decision, the LTO assessed additional tax liabilities in subsequent tax periods relating to the carry forward losses. As of December 31, 2012, OTH has paid approximately EGP 199.0 million (approximately USD 31 at the exchange rate as of December 31, 2012) toward the assessed amounts while it continues to challenge them. The LTO has also challenged the appellate committee’s decision and is seeking to reinstitute its original assessment.

The Company has recorded a liability of USD 30 for remaining instalments in relation to this matter and a provision of USD 8. The Company continues to challenge the assessments of the LTO.

Other contingencies and uncertainties

In addition to the individual matters discussed above, the Company is also involved in legal proceedings relating to the normal conduct of its business, such as claims for regulatory and employment issues as well as general liability. The Company believes it has provided for all probable liabilities deriving from the normal course of business. The Company does not expect any liability arising from any other of these legal proceedings to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company.

Pledges and guarantees

As of 31 December 2012 and 2011, the collateral pledged by the Company and its subsidiaries as security for their financial liabilities was as follows:

Wind Telecom

Wind Telecom pledge its shares in Wind Acquisition Holdings Finance SpA (“WAHF”) in favour of the Bank of New York Mellon as Trustee a BNY Corporate Trustee Services Limited as a security of the notes issued by WIND Acquisition Holding Finance SA.

WAHF Group

WAHF pledged 146,100,000 ordinary shares without nominal value representing 100% of the corporate capital of the subsidiary WIND Telecomunicazioni SpA in favour of the Guaranteerd Creditors pursuant the related Deed of pledge over the shares. WIND Telecomunicazioni SpA pledged 6,200 shares representing 100% of the corporate capital of the subsidiary Wind Acquisition Finance SA in favour of a pool of banks pursuant the related share pledge agreement.

WAHF issued a special lien pursuant to article 46 of the Consolidated Banking Law of Italy on certain assets, present and future, belonging to the subsidiary Wind Italy as specified in the relevant deed, in favour of the banking syndicate party to the Senior Facility Agreement and other creditors specified in the relevant deed. Also in order to provide a guarantee for its obligations, Wind Italy has pledged as security its trade receivables, receivables arising from intercompany loans and receivables relating to insurance policies, present and future, as described in the specific instrument, its receivables arising from the Put and Call option dated May 26, 2005 as described in the relevant deed and the subsidiary WIND Telecomunicazioni SpA’s trademarks and intellectual property rights, as specified in the relevant deed, to the banking syndicate in accordance with the Senior Facility Agreement and the other lending parties specified in the supplemental deed related to the respective contract as a guarantee for and in favour of the subscribers to the Senior

Notes, expiring in 2017, issued on July 13, 2009 by Wind Acquisition Finance SA and in favour of the subscribers to the Senior Secured Notes, expiring in 2018, issued on November 26, 2010 and issued on April 13, 2012 by Wind Acquisition Finance SA.

The guarantees and sureties have been received by WAHF Group from banks and insurance companies on behalf of the WAHF Group and in favour of third parties in respect of commitments of various kinds at the amount approximately EUR 525 million as of 31 December 2012 (2011: EUR 564 million) (USD 693 and USD 730 hereafter in this paragraph at the exchange rate as of 31 December 2012 and 2011 respectively), out of which (a) EUR 22 million (approximately USD 29) (2011: EUR 54 million (approximately USD 70)) issued by insurance companies, of which EUR 14 million (USD 19) (2011:EUR 44 million (USD 57)) in favour of the Rome Tax Revenue Office, as security against the WAHF Group’s excess VAT receivable which was offset in 2008 for EUR 30 million (or USD 39) and in 2009 for EUR 14 million (or USD 18) as part of the special procedure envisaged by Presidential Decree no. 633 of October 26, 1972 and subsequent amendments and (b) EUR 503 million (approximately USD 664) (2011: EUR 510 million (approximately USD 660)) issued by banks, relating to participation in tenders, of which EUR 439 million (USD 579) (2011: EUR 353 million (USD 457)) in favour of the Minister for Economic Development for the participation in the tender procedure it had been awarded the frequency use rights in the 800, 1800, 200 and 2600 MHz bands, to sponsorships, property leases, operations regarding prize competitions, events and excavation licenses.

28 Events after the reporting period

Dividends

The dividend of USD 0.80 per ADS, which includes payment of USD 0.35 per ADS in relation to the Company’s 2011 final results and USD 0.45 per ADS in relation to the Company’s interim 2012 results, was paid in January 2013 (Note 23).

Significant change in financial liabilities

On February 6, 2013, VimpelCom Holdings B.V. issued three Eurobonds for which the proceeds were received on February 13, 2013: USD 1,000 million at 5.95% maturing on February 13, 2023, USD 600 million at 5.20% maturing on February 13, 2019 and RUB 12,000 million (the equivalent of approximately USD 398 million as of February 13, 2013 at the exchange rate of the Central Bank of Russia) at 9.00% maturing on February 13, 2018. The proceeds will be used for repaying existing indebtedness of OJSC VimpelCom and for other general corporate purposes.

WIND Mobile Canada

On 18 January 2013 Orascom Telecoms Holdings (OTH) announced that it intends to acquire full control of WIND Mobile Canada pursuant to an acquisition of the shareholding Wind Canada indirectly owned by OTH’s partner AAL Corporation. AAL Corporation is controlled by WIND Mobile Canada Chairman, CEO and Founder Anthony Lacavera. The transaction will leave OTH with an indirect 99.3% of the WIND Mobile Canada. Completion of the transaction is subject to certain conditions, including regulatory approval.

As part of the agreement with AAL Corporation, which follows a change in Canadian law to allow foreign ownership of telecommunications companies, Lacavera will remain with WIND Canada in a non-operational capacity as Honorary Chair.

Amsterdam, 22 March 2013

VimpelCom Ltd.

J. Lunder

EXHIBIT LIST

Exhibit No.	Description
1.1	Bye-laws of VimpelCom Ltd. adopted on April 20, 2010.*

2.1	Form of Deposit Agreement (common shares) between VimpelCom Ltd. and The Bank of New York Mellon, as depositary.**

2.2	Agreement to furnish instruments relating to long-term debt.†

4.1	Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A., Weather Investments II S.à r.l. and certain Shareholders of Wind Telecom S.p.A., dated as of April 15, 2011.§

4.2	Amendment No. 1 to Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A. and Weather Investments II S.à r.l. (dated as of April 15, 2011), dated as of November 25, 2011. §§

4.3	Amendment No. 2 to Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A. and Weather Investments II S.à r.l. (dated as of April 15, 2011), dated as of January 31, 2012. §§§

4.4	Form of Indemnification Agreement.+

4.5	Executive Investment Plan.++

4.6	Director Investment Plan. +++

8.	List of Subsidiaries.†

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.†

15.1	Consent of Ernst & Young Accountants LLP.†

*	Incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-8 (Registration No. 333-166315) of VimpelCom Ltd., filed on April 27, 2010.
**	Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (Registration No. 333-164770) of VimpelCom Ltd., filed on February 8, 2010.
§	Incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Weather Investments II S.à r.l. on April 22, 2011.
§§	Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of VimpelCom Ltd. for the fiscal year ended December 31, 2011, filed on April 30, 2012.
§§§	Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F of VimpelCom Ltd. for the fiscal year ended December 31, 2011, filed on April 30, 2012.
+	Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of VimpelCom Ltd. for the fiscal year ended December 31, 2010, filed on June 30, 2011.
++	Incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 (Registration No. 333-180368) of VimpelCom Ltd., filed on March 27, 2012.
+++	Incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 (Registration No. 333-183294) of VimpelCom Ltd., filed on August 14, 2012.
†	Filed herewith.