Form 20-F
period 2013-12-31
VimpelCom Ltd.
filed 2014-05-15
CIK 1468091

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Tel: +31 20 797 7200

Fax: +31 20 797 7201

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, or ADSs, each representing one common share	NASDAQ Global Stock Market

Common shares, US$0.001 nominal value.	NASDAQ Global Stock Market*

*	Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

1,756,731,135 common shares, US$0.001 nominal value.

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

EXPLANATORY NOTE

References in this Annual Report on Form 20-F to “VimpelCom” and the “VimpelCom Group,” as well as references to “our company,” “the company,” “our group,” “we,” “us,” “our” and similar pronouns, are references to VimpelCom Ltd., an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. All section references appearing in this Annual Report on Form 20-F are to sections of this Annual Report on Form 20-F, unless otherwise indicated. This Annual Report on Form 20-F includes audited consolidated financial statements as of and for the years ended December 31, 2013, 2012 and 2011 prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” and presented in U.S. dollars. The company adopted IFRS as of January 1, 2009.

On April 15, 2011, we completed our acquisition of 100% of Wind Telecom S.p.A., or “Wind Telecom” (or together with its consolidated subsidiaries, the “Wind Telecom Group”) and its interests in Global Telecom Holding S.A.E., or “GTH,” and WIND Telecomunicazioni S.p.A., or “WIND Italy.” The Wind Telecom Group is an international provider of mobile and fixed-line telecommunications and Internet services with operations in Europe, North America, Africa and Asia. We refer to the acquisition of Wind Telecom in this Annual Report on Form 20-F as the “Wind Telecom Transaction.” As we did not consolidate Wind Telecom into our financial statements until the effective acquisition date, the historical financial and operating data of VimpelCom set forth in this Annual Report on Form 20-F do not reflect Wind Telecom’s results prior to April 15, 2011, unless otherwise indicated.

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

As a result of the VimpelCom Ltd. Transaction, VimpelCom Ltd. is, as of April 21, 2010, the accounting successor to OJSC VimpelCom, and accordingly, historical financial and operating data for periods prior to April 21, 2010 in this Annual Report on Form 20-F represent selected financial and operating data of OJSC VimpelCom except for equity, which was restated to reflect the capital structure of VimpelCom Ltd.

In this Annual Report on Form 20-F, references to “€,” “EUR,” or “Euro” are to the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty of Rome which established the European Community, as amended, references to “Russian rubles” or “rubles” or “RUB” are to the lawful currency of the Russian Federation and references to “US$” or “$” or “USD” or “U.S. dollars” are to the lawful currency of the United States of America. References to “LIBOR” are to the London Interbank Offered Rate, reference to “EURIBOR” are to the Euro Interbank Offered Rate, references to “MosPRIME” are to the Moscow Prime Offered Rate, references to “KIBOR” are to the Karachi Interbank Offered Rate, references to “AB SEK” are to AB Svensk Exportkredit, reference to “Bangladeshi T-Bill” are to Bangladeshi Treasury Bill and references to “Rendistato” are to the weighted average yield on a basket of Italian government securities produced and published by Bank of Italy.

In addition, the discussion of our business and the telecommunications industry in this Annual Report on Form 20-F contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined below:

•	References to “ADSL” are to asymmetric digital subscriber line.

•	References to “ANOs” are to alternative network operators.

•	References to “ARPU” are to the monthly average revenue per mobile customer.

•	References to “BU-LRIC” are to bottom-up long-run incremental cost.

•	References to “CAMEL” are to a customized application for mobile network enhanced logic, an intranetwork prepaid roaming service.

•	References to “DLD” are to domestic long distance.

•	References to “DWDM” are to dense wavelength division multiplexing.

•	References to “FTN” are to a Federal Transit Network.

•	References to “FTTB” are to fiber to the building.

•	References to “GSM” are Global System for Mobile Communications standard.

•	References to “GSM-900” are to networks that provide mobile telephone services using GSM in the 900MHz frequency range.

•	References to “GSM-900/1800” are to dual band networks that provide mobile telephone services using the GSM standard in the 900 MHz and 1800 MHz frequency ranges.

•	References to “GSM-1800” are to networks that provide mobile telephone services using GSM in the 1800 MHz frequency range.

•	References to “HD” are to high definition.

•	References to “HSDPA” are to High Speed Downlink Packet Accesses, which is a 3G mobile telephony communications protocol in the High-Speed Packet Access or “HSPA” family.

•	References to “ILD” are to international long distance.

•	References to “IP” are to Internet Protocol.

•	References to “IP VPN” are to IP virtual private network.

•	References to “ISDN” are to integrated services digital network.

•	References to “ISP” are Internet service provider.

•	References to “LAN” are to local area network.

•

References to “LLU” are to local loop unbundling. In Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

•	References to “LTE” are to long term evolution, a mobile access technology.

•	References to “MEN” are to metropolitan Ethernet technology.

•	References to “MMS” are to multimedia messaging service.

•	References to “mobile services” are to our wireless voice and data transmission services but excluding WiFi.

•	References to “MNP” are to mobile number portability.

•	References to “MOU” are to the monthly average minutes of use per mobile customer.

•	References to “MPLS” are to multiprotocol label switching.

•	References to “MTR” are to mobile termination rates.

•	References to “MVNOs” are to mobile virtual network operators.

•	References to “NGAN” are to next generation access network.

•	References to “PBX” are to private branch exchange.

•	References to “PSTN” are to public switched telephone network.

•	References to “REDs” are to radio electronic devices.

•	References to “RBT” are to ringback tones, which are customized ringtones.

•	References to “SaaS” are to software as a service.

•	References to “SLA” are to service level agreement.

•	References to “SDH” are to synchronous digital hierarchy technology.

•	References to “SMS” are to short messaging service.

•	References to “STBs” are to set-top boxes.

•	References to “TDM” are to time division multiplexing.

•	References to “TFO” are to tandem free operation.

•	References to “TrFO” are to transcorder free operation.

•	References to “UMTS” are to Universal Mobile Telecommunications System.

•	References to “USB” are to Universal Serial Bus.

•	References to “USO” are to universal service obligations.

•	References to “UTN” are to telephone urban set.

•	References to “VoIP” are to voice over Internet protocol.

•	References to “VPN” are to virtual private network.

•	References to “VSAT” are to very small aperture terminal.

•	References to “WAN” are to wide area network.

•	References to “WiMax” are to the worldwide interoperability for microwave access communication standard.

•	References to “WLL” are to wireless local loop.

•	References to “WLR” are to wholesale line rental.

•	References to “3G” technologies are to third generation mobile technologies, including UMTS.

•	References to “4G” technologies are to fourth generation mobile technologies, including LTE and WiMax.

Certain amounts and percentages that appear in this Annual Report on Form 20-F have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. VimpelCom calculates Adjusted EBITDA as profit for the year before depreciation, amortization, impairment loss, finance costs, income tax expense and the other line items reflected in the reconciliation table in “Item 3—Key Information—A. Selected Financial Data” below. Our consolidated Adjusted EBITDA includes certain reconciliation adjustments necessary because our Russia Business Unit excludes certain expenses from its Adjusted EBITDA. As a result of reconciliations, our consolidated Adjusted EBITDA differs from the aggregation of Adjusted EBITDA of each of our business units. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total operating revenue. Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses Adjusted EBITDA and Adjusted EBITDA margin as supplemental performance measures and believes that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are indicators of the strength and performance of the company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of Adjusted EBITDA and Adjusted EBITDA Margin include the key revenue and expense items for which the company’s operating managers are responsible and upon which their performance is evaluated. Adjusted EBITDA and Adjusted EBITDA Margin also assist management and investors by increasing the comparability of the company’s performance against the performance of other telecommunications companies that provide EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating profit between periods. However, our Adjusted EBITDA results may not be directly comparable to other companies’ reported EBITDA or OIBDA results due to variances and adjustments in the components of EBITDA (including our calculation of Adjusted EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s or Adjusted EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, is presented in “Item 3—Key Information—A. Selected Financial Data” below.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our strategy to generate sufficient net cash flow in order to meet our debt service obligations;

•	our plans to develop and provide integrated telecommunications services to our customers, increase fixed-line and mobile telephone use and expand our operations;

•	our ability to execute our Value Agenda and business strategy successfully and achieve the expected benefits from our existing and future acquisitions;

•	our ability to extract anticipated synergies or to integrate an acquired business into our group in a timely and cost-effective manner;

•	our expectations as to pricing for our products and services in the future, improving the total average monthly service revenue per customer and our future operating results;

•	our ability to meet our projected capital requirements;

•

our ability to meet license requirements and to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and obtain related regulatory approvals, as well as the development and roll-out of our networks for new standards, such as a LTE in Russia and other markets in which we hold LTE licenses;

•	our expectations regarding future developments in the markets in which we operate;

•	our ability to obtain and maintain interconnect agreements;

•	our ability to close the transaction and settlement respecting our operations in Algeria;

•

possible developments in, outcome of and/or consequences of investigations by the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch public prosecutor’s office, or other bodies which may carry out investigations, as well as our internal investigations, and any litigation related to or arising out of any of the foregoing, and the costs we may incur in connection with the foregoing, as well as any potential disruption or adverse consequences to us resulting from such investigations and any such litigation; and

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

•

in each of the countries in which we operate, risks relating to legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the telecommunications industry, currency and exchange controls and taxation legislation, economic sanctions, and their official interpretation by governmental and other regulatory bodies and courts;

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

•	risks associated with discrepancies in customer numbers and penetration rates caused by differences in the churn policies of mobile operators;

•	risks associated with our failure to close our transaction and settlement respecting our operations in Algeria;

•

risks associated with developments in, the outcome of and/or consequences of investigations of our business which are ongoing or may be initiated, and any litigation related to or arising out of any of the foregoing, and the costs associated therewith, including relating to remediation efforts and enhancements to our compliance programs; and

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

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisors

Not required.

ITEM 2.	Offer Statistics and Expected Timetable

Not required.

ITEM 3.	Key Information

A. Selected Financial Data

The following selected consolidated financial data for the five years ended December 31, 2013 are derived from our historical consolidated financial statements which have been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, for the years ended December 31, 2013, 2012, 2011 and 2010 and by Ernst & Young LLC, an independent registered public accounting firm, for the year ended December 31, 2009. The data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the financial information in “Item 5—Operating and Financial Review and Prospects.” See also “Explanatory Note” above.

	Years ended December 31,
	2013	2012 (1)	2011	2010	2009
	(In millions of US dollars, except per share amounts)
Service revenue	21,529	22,122	19,579	10,291	8,691
Sale of equipment and accessories	725	677	516	194	110
Other revenue	292	262	167	37	12

Total operating revenue	22,546	23,061	20,262	10,522	8,813

Operating expenses
Service costs	5,133	5,439	4,962	2,251	1,895
Cost of equipment and accessories	780	693	663	217	111
Selling, general and administrative expenses	8,373	7,161	6,381	3,198	2,482
Depreciation	3,050	2,926	2,726	1,403	1,190
Amortization	1,791	2,080	2,059	610	440
Impairment loss	2,973	386	527	—	—
Loss on disposals of non-current assets	100	205	90	49	77

	Years ended December 31,
	2013	2012 (1)	2011	2010	2009
	(In millions of US dollars, except per share amounts)
Total operating expenses	22,200	18,890	17,408	7,728	6,195

Operating profit	346	4,171	2,854	2,794	2,618

Finance costs	2,150	2,029	1,587	536	603
Finance income	(91)	(154)	(120)	(69)	(58)
Other non-operating losses/(gains)	172	75	308	(35)	69
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	159	9	35	(90)	(3)
Net foreign exchange (gain)/ loss	(20)	(70)	190	5	404
(Loss)/profit before tax	(2,024)	2,282	854	2,447	1,603

Income tax expense	2,064	906	585	574	431

(Loss)/profit for the year	(4,088)	1,376	269	1,873	1,172

Attributable to:
The owners of the parent	(2,625)	1,539	543	1,806	1,142
Non-controlling interest	(1,463)	(163)	(274)	67	30

	(4,088)	1,376	269	1,873	1,172

Earnings per share
Basic, (loss)/profit for the year attributable to ordinary equity holders of the parent	$(1.53)	$0.95	$0.36	$1.50	$1.13
Diluted, (loss)/profit for the year attributable to ordinary equity holders of the parent	$(1.53)	$0.95	$0.36	$1.50	$1.13
Weighted average number of common shares (millions)	1,711	1,618	1,524	1,207	1,013
Dividends declared per share	$1.24	$0.80	$0.80	$0.80	$0.30

(1)	Figures for the year ended December 31, 2012 have been adjusted to reflect the adoption of IFRS 11 Joint Arrangements on January 1, 2013, as described in Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. These adjustments would not have impacted 2011 or other years presented, which remain comparable.

	At December 31,
	2013	2012(2)	2011	2010	2009
	(In millions of US dollars)
Consolidated balance sheets data:
Cash and cash equivalents	4,454	4,949	2,325	885	1,451
Working capital (deficit)(1)	(2,815)	(2,421)	(3,074)	(1,023)	(562)
Property and equipment, net	15,493	15,666	15,165	7,299	5,861
Intangible assets and goodwill	24,546	27,565	28,601	9,217	4,843
Total assets	49,747	54,737	54,039	19,505	14,618
Total liabilities	40,669	39,988	39,137	9,093	10,416
Total equity	9,078	14,749	14,902	10,412	4,202

(1)	Working capital is calculated as current assets less current liabilities.
(2)	Figures for the year ended December 31, 2012 have been adjusted to reflect the adoption of IFRS 11 Joint Arrangements on January 1, 2013, as described in Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. These adjustments would not have impacted 2011 or other years presented, which remain comparable.

	Years ended December 31,
	2013	2012 (1)	2011	2010	2009
	(In millions of US dollars)
Other data:
Adjusted EBITDA *	8,260	9,768	8,298	4,906	4,334

*	Adjusted EBITDA is a non-GAAP financial measure. Please see “Explanatory Note—Non-GAAP Financial Measures” for more information on how we calculate Adjusted EBITDA. Reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, is presented below.

Reconciliation of Adjusted EBITDA to profit for the year

(Unaudited, in millions of US dollars)

	Years ended December 31,
	2013	2012 (1)	2011	2010	2009
Adjusted EBITDA	8,260	9,768	8,298	4,906	4,334
Reconciliation adjustments	—	—	(42)	(50)	(9)
Depreciation	(3,050)	(2,926)	(2,726)	(1,403)	(1,190)
Amortization	(1,791)	(2,080)	(2,059)	(610)	(440)
Impairment loss	(2,973)	(386)	(527)	—	—
Loss on disposals of non-current assets	(100)	(205)	(90)	(49)	(77)
Finance costs	(2,150)	(2,029)	(1,587)	(536)	(603)
Finance income	91	154	120	69	58
Other non-operating (gains)/losses	(172)	(75)	(308)	35	(69)
Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	(159)	(9)	(35)	90	3
Net foreign exchange loss	20	70	(190)	(5)	(404)
Income tax expense	(2,064)	(906)	(585)	(574)	(431)
(Loss)/profit for the year	(4,088)	1,376	269	1,873	1,172

(1)	Figures for the year ended December 31, 2012 have been adjusted to reflect the adoption of IFRS 11 Joint Arrangements on 1 January 2013, as described in Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. These adjustments would not have impacted 2011 or the other years presented, which remain comparable.

SELECTED OPERATING DATA

The following selected operating data as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 has been derived from internal company sources. The selected operating data set forth below should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this Annual Report on Form 20-F and the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.” See also “Explanatory Note” above.

	As of December 31,
	2013	2012	2011	2010	2009
Selected company operating data(1):
End of period mobile customers (in millions):
Russia	56.5	56.1	57.2	52.0	50.9
Italy	22.3	21.6	21.0	—	—
Africa & Asia(4)	88.9	83.5	77.7	0.7	0.4
Ukraine(4)	25.8	25.1	23.2	24.2	2.0
CIS	25.4	24.2	19.7	15.6	13.2
Canada	0.6	0.6	0.4
Total mobile customers	219.6	210.5	205.2	92.7	66.5
Mobile MOU (2)
Russia	291	276	243	219	211
Italy	237	207	197	—	—
Africa & Asia
Algeria(4)	216	274	289	—	—
Pakistan	226	214	206	—	—
Bangladesh	184	216	209	—	—

	As of December 31,
	2013		2012		2011		2010		2009
CAR		59		49		47		—		—
Burundi		25		37		37		—		—
Laos		106		97		233		—		—
Ukraine(4)		501		513		483		383		209
CIS
Kazakhstan		290		213		148		120		93
Tajikistan		270		241		229		179		173
Uzbekistan		471		474		425		386		314
Armenia		339		269		257		294		238
Georgia		244		237		207		137		138
Kyrgyzstan		265		272		303		258		164
Mobile ARPU (2)
Russia	US$	10.6	US$	10.8	US$	11.0	US$	10.8	US$	10.1
Italy	US$	16.3	US$	18.5	US$	21.7		—		—
Africa & Asia
Algeria(4)	US$	8.4	US$	9.0	US$	9.8		—		—
Pakistan	US$	2.3	US$	2.6	US$	2.7		—		—
Bangladesh	US$	1.5	US$	1.8	US$	1.8		—		—
CAR	US$	5.5	US$	5.9	US$	6.4		—		—
Burundi	US$	3.1	US$	3.3	US$	3.6		—		—
Laos	US$	6.0	US$	5.6	US$	5.1		—		—
Ukraine(4)	US$	4.7	US$	5.2	US$	5.2	US$	4.8	US$	4.7
CIS
Kazakhstan	US$	7.1	US$	7.6	US$	8.3	US$	9.2	US$	8.1
Tajikistan	US$	10.0	US$	8.6	US$	8.8	US$	6.5	US$	7.1
Uzbekistan	US$	5.3	US$	4.6	US$	4.1	US$	4.1	US$	4.7
Armenia	US$	7.1	US$	6.8	US$	8.1	US$	10.3	US$	13.2
Georgia	US$	6.3	US$	6.7	US$	6.8	US$	7.5	US$	8.9
Kyrgyzstan	US$	6.6	US$	5.5	US$	5.5	US$	5.3		—
Churn (as a percentage) (2)
Russia		63.9		63.2		62.8		50.8		42.8
Italy		36.6		35.2		28.3		—		—
Africa & Asia
Algeria(4)		31.6		29.5		23.4		—		—
Pakistan		23.0		25.2		29.5		—		—
Bangladesh		22.3		25.2		18.5		—		—
CAR		63.2		60.0		102.0		—		—
Burundi		56		54.0		59.9		—		—
Laos		102.6		141.0		258.0		—		—
Ukraine(4)		35.3		29.8		28.9		29.5		81.0
CIS
Kazakhstan		48.6		55.8		47.4		43.5		46.3
Tajikistan		77.9		72.7		67.4		82.8		52.9
Uzbekistan		53.5		55.1		59.7		54.2		63.7
Armenia		62.6		83.9		87.6		67.6		58.6
Georgia		74.0		79.1		70.1		94.1		46.6
Kyrgyzstan		65.6		66.1		52.3		61.9		60.5
End of period broadband customers (in millions):
Russia		5.4		5.0		4.6		3.3		2.1
Italy		10.5		7.8		6.6		—		—
Africa & Asia		—		—		—		—		—
Ukraine		0.8		0.6		0.4		0.2		0.1
CIS (3)		13.7		12.3		9.5		6.7		5.5
Total broadband customers		30.3		25.6		12.3		3.7		2.2

(1)	For information on how we calculate mobile customer data, mobile MOU, mobile ARPU, mobile churn rates and broadband customer data, please refer to the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Certain Performance Indicators.” The number of mobile customers for Africa & Asia includes customers of Telecel Zimbabwe (1.5 million for 2011, 2.6 million for 2012 and 2.6 million for 2013), in which we have an equity investment and is accounted at cost.
(2)	For Wind Telecom Group companies acquired on April 15, 2011, mobile MOU, ARPU and churn are calculated based on the full year.
(3)	CIS mobile broadband customers are those who have performed at least one mobile Internet event in the three-month period prior to the measurement date, as well as fixed Internet access using FTTB, xDSL and WiFi technologies.
(4)	The customer numbers for 2012, 2011 and 2010 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria and Ukraine where the definition of customers has been aligned to the group definition. MOU, Mobile ARPU and Churn have been adjusted accordingly.

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

We have substantial amounts of indebtedness. As of December 31, 2013, the principal amount of our external debt for bank loans, bonds, equipment financing, and loans from others amounted to approximately US$27.5 billion.

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

In addition to our debt existing before the Wind Telecom Transaction and the debt we incurred in connection with the Wind Telecom Transaction, in acquiring Wind Telecom we acquired entities with substantial debt that we did not refinance at the time, and most of this acquired debt either remains outstanding or has been refinanced (but not reduced in principal amount). Since the Wind Telecom Transaction, we have also incurred additional external debt through bank loans, bonds and equipment financing. As a result the leverage of the VimpelCom Group is substantial.

Proceeds from debt obligations we have incurred or may incur are frequently loaned to our subsidiaries, including subsidiaries acquired in the Wind Telecom Transaction, and may be loaned by the borrowing subsidiaries to their subsidiaries. As a result, amounts we have received in incurring debt may not be available to us, or may not be repaid when needed, for support of our operations and payment of our debt service obligations. There can be no assurance that we will recover any amounts we lend to our subsidiaries. Furthermore, in the short to medium term we will not derive additional sources of cash flow or revenue from the Wind Telecom entities and will have to satisfy our debt service obligations from our operations in OJSC VimpelCom and Kyivstar. For more information regarding our outstanding indebtedness and the outstanding indebtedness of Wind Telecom entities, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

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

We must generate sufficient net cash flow in order to meet the substantial debt service obligations which we have and may incur in the future, and we cannot assure you that we will be able to meet those obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on a particular debt obligation, we would be in default under the terms of that debt, and the holders of that debt would be able to accelerate the maturity of that debt, which in turn could cause defaults under cross default provisions in our other debt obligations. Such defaults could also result in loss of any assets that secure defaulted debt. If we do not generate sufficient cash flow from operations in attempting to meet our obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital expenditures or seeking additional capital. We cannot assure you that any refinancing or additional financing would be available on acceptable terms, or that assets could be sold, or if sold, that such sales would be on satisfactory terms, or that the proceeds realized from those sales or refinancing would be sufficient to meet our obligations or that such sales or refinancing could be effected in time to alleviate financial constraints. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, could materially adversely affect our business, financial condition, results of operations and prospects.

Covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations.

Agreements under which we borrow funds (as set forth in further detail in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities”) contain a number of different covenants that impose on us certain operating and financial restrictions. Some of these covenants relate to our financial performance, such as the level of earnings, debt and assets and may have the effect of preventing us or our subsidiaries from incurring additional debt. Other covenants limit our ability, and that of certain of our subsidiaries, to create liens on assets, make acquisitions, dispose of assets, enter into business combinations or engage in certain activities with companies within our group. A failure to comply with these covenants would constitute a default under the relevant agreements, which could result in acceleration of debt under a relevant agreement, and such an acceleration could, in turn, trigger cross-acceleration defaults that would cause some or all of our debt to be in default, depending on which legal entity within our group experiences the default. This could also lead to secured creditors taking enforcement actions against pledged assets securing our debt. Such a default and acceleration of the debtor’s obligations under one or more of these agreements could have a material adverse effect on our business, financial condition, results of operations and prospects, and in particular on our liquidity and our shareholders’ equity.

We may not be able to raise additional capital.

We may need to raise additional capital in the future, including through debt financing. The actual amount of debt financing that we will need to raise will be influenced by the variety of factors that influence our revenues, profits and expenditures. These factors include the actual pace of customer growth and growth in usage over the period, the pace of technological development and consequent capital expenditures necessary to keep up with technological development, our acquisition plans, our plans for disposals and our ability to continue to generate sufficient amounts of revenue and ARPU growth. If we incur additional indebtedness, the related risks of leverage that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness. In addition, we may not be able to borrow money within the local or international capital markets on acceptable terms or at all. The sanctions recently imposed by the United States, European Union and other countries in connection with recent developments in Ukraine and Russia’s annexation of Crimea may also negatively affect our ability to raise external financing, particularly if the sanctions are broadened. As a result, we may be unable to make necessary or desired capital expenditures, to take advantage of investment opportunities, to refinance existing indebtedness or to meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations, which could materially adversely affect our business, financial condition, results of operations and prospects.

Furthermore, if credit ratings within our Group are downgraded, placed under surveillance or revised by rating agencies, our borrowing costs could increase and the access to the capital we need could be limited. Our credit ratings are based in part on factors over which we have no control, including conditions affecting the telecommunications industry in general or conditions affecting certain countries or regions in which we operate. Our credit ratings can change as a result of changing economic and market conditions, a deterioration in our results or performance or the ratings agencies’ perception of these or different factors. Any credit downgrade could therefore have a material adverse effect on our business, financial condition, results of operations and prospects.

We are exposed to foreign currency exchange loss and convertibility risks.

A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars and Euros, including capital expenditures and borrowings, while a significant amount of our revenue is in currencies other than the U.S. dollar and Euro. As a result, we are exposed to foreign currency exchange loss risks related to the varying exchange rates of our local currencies against the U.S. dollar or Euro. Declining values of local currencies against the U.S. dollar or the Euro could make it more difficult for us to repay or refinance our U.S. dollar or Euro-denominated indebtedness or to purchase equipment and services. In Ukraine, for example, the recent political unrest and economic crisis, including international ratings agencies’ downgrading of Ukraine’s sovereign credit rating and significant capital outflows, have led to the weakening of the hryvnia since December 31, 2013. The Russian ruble has also fluctuated greatly since December 31, 2013, and may continue to be subject to volatility, potentially resulting in significant depreciation. Unless effectively hedged, foreign currency exchange risks could have a material adverse effect on our business, financial condition, results of operations and prospects. There can be no assurance that we will be able to effectively hedge currency fluctuations due to the cost or availability of hedging instruments.

In addition, the existence or imposition of exchange controls or other similar restrictions on currency convertibility, including possible economic sanctions, in any of our geographic areas of operation could limit our ability to convert currencies in a timely manner or at all, which could have a material adverse effect on our business, financial condition and results of operations and prospects. For more information about the market risks we are exposed to as a result of foreign currency exchange rate fluctuations, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk” and Notes 5 and 17 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

We may not realize the anticipated benefits from past, and any future, acquisitions, we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with acquisitions and we may not be able to divest some of our activities as planned, in a timely manner or on terms and conditions acceptable to us.

The actual outcome of our past, and any future, acquisitions and their effect on our company and its subsidiaries and the results of our operations may differ materially from our expectations as a result of the following factors, among others:

•	past and future compliance with the terms of the telecommunications licenses and permissions of the acquired companies, and their ability to obtain and maintain frequencies and numbering capacity;

•	past and future compliance with applicable laws, rules and regulations (including, without limitation, tax, currency control, economic sanctions, anti-corruption and customs legislation);

•	unexpected or unforeseen liabilities or obligations or greater than expected liabilities incurred prior to or after the acquisition, including tax, customs, indebtedness and other liabilities;

•	the acquired company’s inability to comply with the terms of its debt and other contractual obligations;

•	the acquired company’s ability to obtain or maintain favorable interconnect terms;

•	our inability to extract anticipated synergies or to integrate an acquired business into our group in a timely and cost-effective manner;

•	changes to the incumbent management personnel of our acquired companies or the possible deterioration of relationships with employees and customers as a result of integration;

•	exposure to foreign exchange risks that are difficult or expensive to hedge;

•	the acquired company’s inability to protect its trademarks and intellectual property and to register trademarks and other intellectual property used by such company in the past;

•	developments in competition within each jurisdiction, including the entry of new competitors or an increase in aggressive competitive measures by our competitors;

•	governmental regulation of the telecommunications industry in each jurisdiction, ambiguity in regulation and changing treatment of certain license conditions;

•	political, economic, social, legal and regulatory developments and uncertainties in each jurisdiction; and

•	claims by third parties challenging our ownership or otherwise.

For information about our acquisitions, please see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities.”

Furthermore, these acquisitions may result in additional financing needs which could adversely affect our financial leverage and our debt-to-equity ratio. Acquisitions may also lead to substantial increases in intangible assets, including goodwill. Our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F reflect significant intangible assets, including goodwill. If we were to encounter continuing adverse business developments, including negative effects on our revenue, profits or cash or from foreign exchange rate developments, or if we were otherwise to perform worse than expected at the moment of an acquisition, then these intangible assets, including goodwill, might have to be written off, which could have a material adverse effect on our business, financial condition, results of operations and prospects. The likelihood of such adverse business developments increases in times of difficult or uncertain macroeconomic conditions. Risk of goodwill write-downs is also discussed below under “—Risks Related to Our Markets—The international economic environment could have a material adverse effect on our business.”

We may continue to pursue a strategy that includes additional expansion. Any future acquisitions or investments could be significant and in any case could involve risks inherent in assessing the value, strengths and weaknesses of such opportunities. Such acquisitions or investments may divert our resources and management time. We cannot assure you that any acquisition or investment could be made in a timely manner or on terms and conditions acceptable to us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our strategy contemplates improving operational excellence and cost management and reducing the ratio of our capital expenditure to revenue over time. This strategy includes network outsourcing and sharing, centrally led procurement, and a systematic approach to managing working capital and optimizing our capital structure. However, there can be no assurance that the full extent of the anticipated benefits will be realized within the envisaged timeline or at all.

With respect to dispositions, we may not be able to divest some of our activities as planned, in a timely manner or on terms and conditions acceptable to us and the divestitures we do carry out could have a negative impact on our business, financial condition, results of operations and, potentially, our reputation. For example, we have announced our intention to divest our activities in the Central African Republic and Burundi but, as of the date this Annual Report on Form 20-F, have not been able to complete the sale of these operations.

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

The ability of VimpelCom’s subsidiaries to pay dividends and make payments or loans to VimpelCom, and to guarantee VimpelCom’s debt, will depend on their operating results and may be restricted by, among other things, applicable covenants in debt agreements and corporate, tax and other laws and regulations. These covenants, laws and regulations include restrictions on dividends or limitations on repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange restrictions in the jurisdictions in which VimpelCom’s subsidiaries operate.

VimpelCom has experienced significant examples of these limitations in its Italian and Algerian operations.

In addition, VimpelCom’s subsidiaries operating under WIND Italy are restricted from paying dividends or making certain other payments to VimpelCom by existing covenants of the Wind Telecom Group, including in the senior facilities agreement entered into by WIND Italy and the senior notes and senior secured notes issued by Wind Acquisition Finance S.A. and guaranteed by WIND Italy. For more detail on the WIND Italy financings, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

Furthermore, our subsidiary in Algeria, Orascom Telecom Algérie S.p.A., or “OTA,” has been unable to repatriate certain dividends to foreign investors, including its parent company, during the pendency of the disputed tax assessment by the Algerian Directions des Grandes Entreprises (Tax Department for Large-Scale Companies, or “DGE”). In 2010, the Bank of Algeria effected an injunction that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA, preventing OTA from transferring funds outside of Algeria, including by way of dividends or other distributions to GTH. For more information, see “—Legal and Regulatory Risks—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from GTH” below. On April 18, 2014, we together with our subsidiary GTH entered into a share purchase agreement to settle our disputes with the Algerian Government and sell a non-controlling 51% interest in OTA to the Algerian National Investment Fund, subject to the satisfaction or waiver of certain conditions precedent. One such condition precedent is the lifting of the Bank of Algeria injunction restricting all Algerian banks from engaging in foreign banking transactions on behalf of OTA. Although we expect the transaction to close by the end of 2014, there can be no certainty that the closing conditions will be satisfied or waived and that the transaction will be completed. For more information, see Note 28 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

We have a global strategy which is set by group leadership in our Amsterdam headquarters. For more information on our strategy, see “Item 4—Information on the Company—Strategy.” Management at our local operations is responsible for executing many aspects of our strategy. This can be made more challenging given the broad geographic span of our operations and great cultural diversity among our local operations, which can make it more difficult to implement and maintain effective internal communication and reporting across the group. Local management’s failure to execute our group strategy effectively or to comply with our policies, including internal controls over financial reporting, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our majority stake in an Egyptian public company may expose us to legal, regulatory and political risk and reputational harm.

GTH, our subsidiary in Egypt, is a public company whose shares are listed on the Egyptian Stock Exchange and is therefore subject to Egyptian laws and regulations applicable to public companies and to enforcement actions by Egyptian authorities. Following the 2011 revolution, the election and inauguration of a new government in Egypt and the ouster and replacement of that government with another new government, there are significant uncertainties about the future political, economic and regulatory environment and stability in Egypt. As a result, we are exposed to the risk of unpredictable and adverse government action and severe delays in obtaining (or denials of) necessary approvals from government bodies. We may not be able to effectively challenge such actions through legal proceedings. Furthermore, Egyptian tax law could be changed significantly or become subject to new interpretation, which could expose GTH to increased tax liability. For more information on tax claims of the Egyptian authorities please see Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. In addition, authorities and GTH’s minority shareholders may bring claims against GTH or its officers and directors, some of whom are officers of VimpelCom. The risks relating to our majority stake in GTH could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to maintain our favorable brand image, we may be unable to attract new customers and retain existing customers, leading to loss of market share and revenue.

We have expended significant time and resources building our “Beeline,” “Kyivstar,” “Wind,” “Infostrada,” “Mobilink,” “Leo,” “banglalink,” “Telecel,” and “Djezzy” brand images. Our ability to attract new customers and retain existing customers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative rumors or other claims by governmental authorities, individual customers and third parties against us could materially adversely affect this brand image. In addition, consumer preferences change and our failure to anticipate, identify or react to these changes by providing attractive services at competitive prices could negatively affect our market share. We cannot assure you that we will continue to maintain a favorable brand image in the future. Any loss of market share resulting from any or all of these factors could negatively affect our business, financial condition, results of operations and prospects.

Our strategic partnerships and relationships to develop our business are accompanied by inherent business risks.

We are in, and may enter into additional, strategic partnerships and joint ventures with other companies to develop our business and expand our operations. We currently participate in strategic partnerships and joint ventures in a number of countries where we operate, including Russia (Euroset), Kazakhstan (KaR-Tel, TNS-Plus, 2Day Telecom, S&G, KAZEUROMOBILE LLP), Uzbekistan (Buzton), Kyrgyzstan (Sky Mobile, Terra), Georgia (Mobitel), Tajikistan (Tacom), Laos (VimpelCom Lao Co., Ltd), and Zimbabwe (Telecel).

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

•	risk inherent in the business of the partnership or joint venture itself, such as funding and liquidity;

•	diversion of resources and management time;

•	potential joint and several or secondary liability for transactions and liabilities of the partnership or joint venture entity;

•	the possibility that our relationship with a strategic or joint venture partner will deteriorate;

•	the difficulty of maintaining uniform standards, controls, procedures and policies; and

•	the loss of a strategic or joint venture partner and the associated benefits, such as insight into operating a business in an economic, social and political environment that is unfamiliar to us.

Although we perform due diligence on our strategic or joint venture partners, and put in place contractual arrangements in an effort to secure that these partners comply with applicable law, we can nonetheless be subject to investigation, liability, and enforcement risk if they engage in conduct in violation of applicable law, including anti-corruption legislation. Moreover, it is possible that such an investigation or liability or enforcement action could constitute a default under relevant debt agreements, which might, in turn, cause the relevant debt to be accelerated and trigger cross defaults under other debt agreements.

We are subject to investigations by the SEC, DOJ and the Dutch public prosecutor, and are conducting an internal investigation, and we are unable to predict the duration, scope or results of these investigations or their impact on us.

As we previously disclosed, the SEC, DOJ and Dutch public prosecutor’s office are conducting investigations related to VimpelCom; these investigations appear to be concerned with our operations in Uzbekistan, including relations with Takilant Ltd. (“Takilant”). In June 2007, Takilant purchased from us a 7% interest in our business in Uzbekistan for US$20.0 million and entered into a shareholders agreement with us. In September 2009, Takilant exercised its option to put its 7% interest to us for US$57.5 million, an amount specified in the shareholders agreement. In addition, we had agreements with Takilant relating to the acquisition of frequency spectrum (including with respect to 3G and LTE) and channels in Uzbekistan pursuant to which we paid Takilant an aggregate of US$57.0 million.

It has been reported in the press that Takilant is currently being investigated in Sweden and Switzerland on allegations that it and certain persons associated with it have committed acts of bribery and money-laundering connected with their activities in Uzbekistan, and also that Takilant is being investigated in the Netherlands and perhaps other jurisdictions. These investigations may, in part, involve us.

As a result of concerns arising from press reports regarding Takilant, we commenced a review with respect to our operations in Uzbekistan, including our relations with Takilant, and in 2013 we retained external counsel with expertise relating to the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws and regulations to conduct such review.

Following notice of the investigations by the SEC, the DOJ and the Dutch public prosecutor’s office, we established a special committee of the supervisory board in March 2014, consisting of all outside directors, to oversee the internal investigation being conducted by the Company’s external counsel and our response to the inquiries by various authorities. While the initial focus of the investigation being conducted by the Company’s external counsel has been related to our Uzbek operations, including our relations with Takilant, and whether there was any conduct in our operations in Uzbekistan that may have violated the anti-bribery provisions of the FCPA, the FCPA’s books and records and internal controls provisions, applicable local laws and/or our own internal policies, the investigation is also reviewing our operations in additional countries.

We expect to incur costs in responding to requests for information, testimony and other information in connection with the investigations and in conducting the internal investigation, and we cannot predict at this time the ultimate amount of all such costs. These matters may require the involvement of certain members of our senior management that could impinge on the time they have available to devote to other matters relating to the business. We may also see ongoing media and governmental interest in these matters that could impact the perception of us.

The SEC, DOJ and Dutch investigations, as well as our own investigations, are continuing, and we are presently unable to predict the duration, scope or results of these investigations or how the results of these investigations may impact our internal controls, business, and the results of operations or financial condition. Further, there can be no assurance that such investigations will not be broader in scope than they currently appear, or that new investigations will not be commenced in these or other jurisdictions, or that there will not be litigation commenced against us.

One or more enforcement actions could be instituted in respect of the matters that are the subject of some or all of the investigations. The DOJ and SEC have a broad range of civil and criminal sanctions under the FCPA and other laws and regulations including, but not limited to, judgments, settlements, injunctive relief, debarment or other relief, disgorgement, fines, penalties, modifications to business practices, including the termination or modification of existing business relationships, the imposition of compliance programs and the retention of a monitor to oversee compliance with the FCPA, and criminal convictions and/or penalties. The Dutch public prosecutor’s office and enforcement authorities in other jurisdictions also have a range of sanctions under the relevant laws and regulations. There can be no assurance that any investigation will not conclude that a violation of applicable law has occurred. The imposition of any of these sanctions or remedial measures could have a material adverse effect on our business or financial condition.

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

Our company’s largest shareholders, Altimo (a member of the Alfa group) and Telenor, and their respective affiliates, beneficially own, in the aggregate, approximately 90.9% of our outstanding voting shares. As a result, these shareholders, if acting together, have the ability to determine the outcome of matters submitted to our shareholders for approval, including the acquisition of assets by us. In addition, our largest shareholders have sufficient voting rights to jointly elect a majority of our supervisory board, and they may in the future enter into a shareholders agreement or similar arrangements which may impact the composition of our Supervisory board.

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

In the past, Telenor and Alfa Group have had different strategies from us and from one another. In addition, in Pakistan and Bangladesh our subsidiaries directly compete with subsidiaries of Telenor and it is possible that we will compete with Telenor and/or Alfa Group in other markets in the future.

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

During the past eight years two of our largest shareholders, Altimo and Telenor, have been involved in various disputes and litigation regarding their ownership of and control over OJSC VimpelCom and Kyivstar. In October 2009, Telenor and Altimo entered into agreements under which, among other things, they agreed to dismiss or withdraw or to cause the dismissal or withdrawal of outstanding legal proceedings between, or involving, them and their respective affiliates, and reportedly they did so. In 2011 and 2012, Telenor and Altimo were again involved in litigation regarding their ownership of and control over our company. On January 28, 2011, Telenor commenced arbitration proceedings against each of Altimo Holdings, Altimo Coöperatief U.A. or “Altimo Coöperatief” (a subsidiary of Altimo Holdings), and VimpelCom Ltd. for the stated purpose of enforcing its alleged pre-emptive rights under the October 4, 2009 shareholders agreement among Altimo, Telenor and us in relation to our company (the “VimpelCom Shareholders Agreement”) with respect to VimpelCom shares issued in the Wind Telecom Transaction. In this Annual Report on Form 20-F, we refer to these proceedings as the “Arbitration Proceedings.”

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

Certain of our debt agreements have “change of control” provisions that may require us to make a prepayment if certain parties acquire beneficial or legal ownership of or control over more than 50.0% of our shares, which could occur if certain parties acquired more than 50.0% of our company. Generally, this change of control provision is not triggered as long as a combination of the Alfa Group or Telenor own more than 50.0% of our company. If a change of control is triggered and we fail to make any required prepayment, this could lead to an event of default, and could trigger cross default/cross acceleration provisions under our other debt agreements. In such an event, our obligations under one or more of these agreements could become immediately due and payable, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our revenue is often unpredictable, and our revenue sources are short-term in nature.

Future revenue from our prepaid mobile customers, our primary source of revenue, and our contract mobile customers is unpredictable. We do not require our prepaid mobile customers to enter into long-term service contracts and cannot be certain that they will continue to use our services in the future. We require our contract mobile customers to enter into service contracts; however, many of these service contracts can be canceled by the customer with limited advance notice and without significant penalty. Consumption of mobile telephone services is driven by the level of consumer discretionary income. Deterioration in the economic situation could cause customers to have less discretionary income, thus affecting their spending on our services. The loss of a larger number of customers than anticipated could result in a loss of a significant amount of expected revenue. Because we incur costs based on our expectations of future revenue, our failure to accurately predict revenue could adversely affect our business, financial condition, results of operations and prospects.

We are in competitive industries, and we may face greater competition as a result of market and regulatory developments.

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

In addition, as the customer penetration rates increase and the markets in which we operate mature, mobile services providers, including us, may be forced to utilize more aggressive marketing schemes to retain existing customers and attract new ones. If this were to occur, we may choose to adopt lower tariffs, offer handset subsidies or increase dealer commissions, any or all of which could materially adversely affect our business, financial condition, results of operations and prospects.

Some of the markets in which we operate, including Russia and Italy, are already mature or approaching saturation and are characterized by high levels of competition. For more information on our markets and the competition we face, see “Item 4—Information on the Company—Description of Operations of the Russia Business Unit,” “—Description of Operations of the Italy Business Unit,” “—Description of Operations of the Africa & Asia Business Unit,” “—Description of Operations of the Ukraine Business Unit,” and “—Description of Operations of the CIS Business Unit.” In such mature markets, there are limits on the extent to which we can continue to grow our customer base. Competition for customers has in the past, and may in the future, create additional pricing pressure for operators, which could have a material adverse impact on our margins and profitability, as occurred during the summer in 2013 when all operators in Italy reduced pricing in order to gain market share. In our mature markets, the continued growth in our business and results of operations will depend, in part, on our ability to extract greater revenue from our existing customers, in addition to attracting customers of other operators, including through expansion of data services and introduction of next generation technologies. We may fail to develop and offer data services or technologies that are attractive to our existing or future customers or for which our existing or future customers are not willing or able to pay. We also may not be able to develop other platforms, products and services to attract and retain customers, or make strategic acquisitions in order to expand our business. Even if successful in making such developments or acquisitions, they may not result in an increased customer base or we may not be able to effectively monetize the use of such products and services to generate profits for us. If we fail to extract additional revenue from our existing customers or continue to expand our customer base, our business, financial condition, results of operations and prospects will be materially adversely affected.

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

We could experience customer database piracy or other database security breaches, which may materially adversely affect our reputation, lead to customer lawsuits, loss of customers or hinder our ability to gain new customers and thereby materially adversely affect our business.

We may be exposed to database piracy or other database security breaches which could result in the leakage and unauthorized dissemination of information about our customers, including their names, addresses, home phone numbers, passport details and individual tax numbers. In addition, the breach of security of our database and illegal sale or other unauthorized release of our customers’ personal information could materially adversely impact our reputation, prompt lawsuits against us by individual and corporate customers, lead to violations of data protection laws and adverse actions by the telecommunications regulators and other authorities, lead to a loss in customers and hinder our ability to attract new customers. If severe customer data security breaches are detected, the regulatory authority can sanction our company, and such sanction can include suspension of operations for some time period. In addition, we may be exposed to cyber-attacks, which could result in equipment failures or disruptions in our operations. Our inability to operate our fixed-line or wireless networks as a result of such events may result in significant expense or loss of market shares. These factors, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially adversely affect our business.

The telecommunications industry is characterized by rapidly evolving technology, industry standards and service demands. We experience new customer demand for more sophisticated telecommunications and Internet services in the markets in which we operate. Accordingly, our future success will depend on our ability to adapt to the changing technological landscape and the regulation of standards utilizing these technologies. In addition, market demand for new technologies in which we invest may not increase or may decrease over time, limiting our ability to recoup the costs of our investments in such new technologies. The rapid technological advances in the telecommunications industry make it difficult to predict the extent of future competition. It is possible that the technologies we utilize today will become obsolete or subject to competition from new technologies in the future for which we may be unable to obtain the appropriate license. We may not be able to meet all of these challenges in a timely and cost-effective manner. We operate third generation mobile technologies, or “3G,” networks in some of our markets, and we will need to develop 3G networks in additional markets in which we operate. In some areas, we operate in a 4G network, and we are exploring options for developing a 4G network in other markets. New network development requires significant financial investments and there can be no assurance that we will be able to develop 3G or 4G networks on commercially reasonable terms, that we will not experience delays in developing our networks or that we will be able to meet all of the license terms and conditions or that we will be granted such licenses at all. In addition, penetration rates for 4G compatible devices may not currently support the cost of 4G development in certain markets, such as Russia, and such rates will need to increase to be commercially viable. Therefore, we may be unable to successfully compete in the future. If we experience substantial problems with our 3G or 4G services, or if we fail to introduce new services on a timely basis relative to our competitors, it may impair the success of such services, delay or decrease revenue and profits and therefore may hinder recovery of our significant capital investments in 3G or 4G services as well as our growth.

The next step in telecommunications in Ukraine is the deployment of 3G networks. The 3G auction was announced and subsequently canceled by government authorities in 2009, and no auction has been held yet. The only operator in Ukraine holding a 3G license is Limited Liability Company “Trimob,” a subsidiary of Ukrtelecom. If Kyivstar is unable to obtain a 3G license or if a 3G license is awarded to one of Kyivstar’s competitors, Kyivstar would face increased competition in the provision of mobile services in Ukraine. Similarly, if Kyivstar ultimately acquires a 3G license later than its competitors or is required to pay a significantly higher price to obtain a 3G license than its competitors, it could be at a significant competitive disadvantage and face increased costs in implementing its 3G network roll-out.

The next step in the development of telecommunications in Russia is the deployment of 4G/LTE networks. The cost of 4G/LTE network development and the quality of services (including data speed and quality of coverage) depend on the band and the width of frequency range given to an operator. In July 2012, OJSC VimpelCom was awarded one of four nationwide LTE licenses granted in Russia. The other three licenses were granted to MTS, MegaFon and Rostelecom. The license allows OJSC VimpelCom to provide services using radio-electronic devices in Russia via networks that use the LTE standard within certain designated frequency bands. Our license is subject to several conditions, including that we invest a certain amount in our network in each year in which it is being constructed. By the end of 2013, we launched LTE networks in seven regions, including Moscow. For more information regarding the terms of our LTE license, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Description of Operations of the Russia Business Unit—Mobile Business in Russia—Mobile Telecommunications Licenses in Russia.”

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

However, according to public reports, shareholders of MegaFon and shareholders of Scartel established a joint venture, Garsdale Services Investment Ltd., through which shareholders of MegaFon indirectly hold an 82% equity interest in Scartel and MegaFon entered into a MVNO agreement with Scartel for the joint development and provision of 4G technology networks under the LTE standard in Russia. In the last quarter of 2013, MegaFon acquired LLC Scartel and LLC Yota from Garsdale Services Investments Ltd, MegaFon’s controlling shareholder. As a result, MegaFon obtained a competitive advantage both in terms of frequency resources and LTE network development using Scartel’s network.

WIND Italy has made significant investments in obtaining its UMTS licenses related frequencies and has continued to significantly invest in the development of its network, in addition to the planned investments in its LTE network during the next several years. On the fixed-line network in Italy, our competitor, Telecom Italia, announced a plan to introduce a progressive roll-out of a “next generation network.” The “next generation network,” if introduced, would replace partially Telecom Italia’s legacy copper network with fiber. Although there is uncertainty around implementing the roll-out of such next generation network, including the timing, it is possible that as Telecom Italia upgrades its network, the local exchanges WIND Italy uses to provide LLU services could be closed over time. As a result, WIND Italy may be forced to co-locate at a different location where the cost of unbundling is likely to be more expensive and space for co-location is likely to be more limited, or adopt a different approach to its business or build its own fiber network at a material cost, which could have a material adverse effect on WIND Italy’s business or results of operations.

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

The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of switching equipment, radio access network solutions, base stations and other equipment on a timely basis. We currently purchase our equipment from a small number of suppliers, principally Alcatel-Lucent, Cisco Systems, Comverse, Ericsson, Huawei and Nokia Solutions and Networks, although some of the equipment that we use is available from other suppliers. From time to time, we have experienced delays in receiving equipment. Our business could be materially adversely affected if we are unable to obtain adequate supplies or equipment from our suppliers in a timely manner and on reasonable terms.

Our business depends on providing customers with reliability, capacity and security. As telecommunications increases in technological capacity, it may become increasingly subject to computer viruses, software bugs and other disruptions. We cannot be sure that our network system will not be the target of a virus or, if it is, that we will be able to maintain the integrity of the data of our corporate customers or of that in individual handsets of our mobile customers or that a virus will not overload our network, causing significant harm to our operations. In addition to computer viruses, the services we provide may be subject to disruptions resulting from numerous other factors, including human error, security breaches, equipment defects, and natural disasters, which could have a material adverse effect on our business.

Our technological infrastructure is vulnerable to damage or disruptions from numerous events, including fire, flood, windstorms or other natural disasters, power outages, terrorist acts, government shutdown orders, equipment or system failures, human error or intentional wrongdoings, including breaches of our network or information technology security. Problems with our backbone, switches, controllers, fiber optic network or network nodes at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our networks. All of our equipment for provision of mobile services in Moscow is located primarily in two buildings in Moscow. Disruption to the operation of these buildings, or buildings where our equipment is held in other jurisdictions where we operate, such as from electricity outages or damage to these buildings could result in disruption of our mobile services in those jurisdictions.

Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity may not be seamless, and may cause network service interruptions. In recent years, we have experienced network service interruptions, which occur from time to time during installations of new software. Interruptions of services could harm our business reputation and reduce the confidence of our customers and consequently impair our ability to obtain and retain customers and could lead to a violation of the terms of our licenses, each of which could materially adversely affect our business. In some of the markets in which we operate, we do not carry business interruption insurance to prevent against network disruptions.

Our ability to manage our business successfully is contingent upon our ability to implement sufficient operational resources systems and processes to support our rapid growth. We may face risks in connection with the correct use of the newly introduced systems and processes in the regions where our group operates or integrating new technologies into existing systems. For example, if our billing systems develop unexpected limitations or problems, customer bills may not be generated promptly and/or correctly. This could materially adversely impact our business since we would not be able to collect promptly on customer balances and could impact our reputation if customers are billed incorrectly.

We depend on third parties for certain services and products important to our business.

There is inherent risk in relying on third parties for services and products important for our operations. For example, we may outsource our networks in certain markets in which we operate, and our networks are important to our business. In addition, we rely on roaming partners to provide services to our customers while they are outside the countries in which we operate. To the extent that we are unable to find and engage appropriate third party providers on acceptable terms or the third parties on which we rely fail to provide the required services or products, it could have a materially adverse impact on our business, financial condition, results of operations and prospects.

We expect that the sales of handsets, including iPhones and other smartphones, will contribute to our customer growth, and such sales are therefore critical for our overall growth strategy. In the event we are unable to extend our existing agreements with, or fail to agree on acceptable terms or lose exclusivity in our agreements with, handset providers, we could experience a negative impact on our ARPU and our churn rate, which could have a material adverse effect on our business, financial condition and results of operations.

Many of our mobile products and services are sold to customers through retail channels. The third party retailers and dealers that we use to distribute and sell products are not under our control and may stop distributing or selling our products at any time. Should this occur with particularly important retailers or dealers, we may face difficulty in finding new retailers or sales dealers that can generate the same level of revenue. In addition, retailers and dealers that also distribute or sell competing products and services may more actively promote the products and services of our competitors. Such developments with our third party retailers and dealers could materially adversely affect our business, financial condition, results of operation and prospects.

Allegations of health risks related to the use of mobile telecommunication devices and base stations could have a material adverse effect on us.

There have been allegations that the use of certain mobile telecommunication devices may cause serious health risks. The actual or perceived health risks of mobile devices could diminish customer growth, reduce network usage per customer, spark product liability lawsuits or limit available financing. Each of these possibilities has the potential to cause material adverse consequences for us and for the entire mobile industry.

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

Our competitive position and future prospects depend on our senior management and other key personnel and our inability to attract, retain and motivate qualified key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on our senior management team and other key personnel. In the markets in which we operate, competition for personnel with relevant expertise is intense. The loss of members of our businesses’ senior management teams or an inability to attract, retain and motivate qualified key personnel could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Anti-monopoly and consumer protection regulators in countries where we operate have oversight over consumer affairs and advertising and are authorized to regulate companies deemed to be a dominant force in, or a monopolist of, a market. In some countries in which we operate, including Russia, Italy, Ukraine, Kazakhstan, Tajikistan, Armenia, Uzbekistan, Kyrgyzstan and Pakistan, we have been identified by the regulators as having a significant or dominant market position. In such markets, regulations could require us to reduce roaming prices, retail mobile prices and/or termination rates in mobile and/or fixed networks, require us to grant access to our network to other operators and result in the imposition of fines if we fail to fulfill our service commitments. In addition, because of our identification as holding a dominant or significant market position, we are subject to stricter controls on our operations and higher scrutiny in achieving anti-monopoly approvals in such markets, potentially making us less flexible in terms of pricing our services and causing us to incur additional obligations when completing acquisitions.

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

In connection with the approval of the Russian Federal Anti-Monopoly Service, or “FAS,” of our acquisition of an additional 0.1% stake in Euroset Holding N.V., or “Euroset,” in December 2012 (which increased our stake to 50.0%), the FAS issued orders that prohibit us from setting discriminatory terms while selling our services through Euroset and require that we instruct those entities controlled by us with regard to the orders. Since Euroset is 50.0% owned by us and 50.0% by Lefbord, our company does not control Euroset and we cannot assure you that we will be able to comply with the FAS orders. If we fail to comply with the FAS orders, the FAS may impose a fine on us and may apply to a court to invalidate the acquisition of our entire stake in Euroset.

For more information about the competition proceedings in which our subsidiaries are involved, see Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

New or proposed changes to laws in Russia and other markets in which we operate may adversely affect our business.

In December 2012 legislation was adopted in Russia, which permitted mobile customers to use the mobile number portability service, or “MNP,” for a fee determined by the operator (which must not exceed 100 rubles) from December 1, 2013. MNP was implemented during 2013 only at the regional level, allowing customers to retain their mobile phone numbers only after switching their mobile operator within the same region without obtaining the approval of the Federal Communications Agency. The number database for customers who would like to use MNP has been set up by the Russian government. We spent US$17 million on MNP launch and support in 2013. Although we expect that, until the end of the first quarter of 2014 (as discussed below), the launch of MNP will not affect the market shares of operators, we cannot be certain that this will not negatively impact our market share over a longer term, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In November 2013, the Russian Government approved a transitional period for MNP up to April 7, 2014, during which the receiving operator (recipient) has a right to appoint the terms of number portability, but no later than April 15, 2014. From April 8, 2014, all operators will be obliged to transfer customer numbers to a new operator within eight days after conclusion of a new operator contract with consumers or 29 days for corporate customers. Operators (donors) who do not comply with these terms will have to serve these customers free of charge until the end of the MNP time limits. We currently anticipate that we will be able to complete MNP requests within these time limits. However, if, after we receive a warning from the relevant regulator, we are still unable to comply with the time limits for MNP, the relevant license under which we provide the services to the transferring customer could be revoked. Accordingly, these MNP regulations or other similar regulations in other markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and prospects.

Certain draft laws are under discussion in Russia which, if adopted as currently drafted, could cause our revenue from the provision of roaming services and international roaming retail services to decline. This and other potential regulatory changes that may be enacted in the future could have a material adverse effect on our business, financial condition, results of operations and prospects.

For a discussion of developments in the regulation of mobile termination rates affecting our business in Italy, see “Item 4—Information on the Company—Regulation of Telecommunications—Regulation of Telecommunications in Italy.” These developments have in the past and can in the future adversely affect our business in Italy.

In Bangladesh, the new regulations set by the local regulator, the Bangladesh Telecommunications Regulatory Commission, or “BTRC,” regarding VoIP usage forced our subsidiary in Bangladesh to disconnect suspected VoIP users with high ARPU. This negatively affected revenue and had a significant negative impact during 2013. These or similar regulations in other markets in which we operate could adversely affect our business, financial condition, results of operations and prospects.

In Ukraine, new legislation came into effect in 2012, which, among other things, implements a national roaming service giving customers the ability to transfer their mobile numbers from one telecommunication network to another. In 2013, the procedure for the provision of MNP services was approved by the Ukrainian regulator with a starting date of MNP service from July 1, 2014. The implementation of MNP may result in changes to the current market shares of the Ukrainian mobile telecommunications operators.

In December 2012, the National Regulator of Armenia adopted the principles and timetable for the Implementation of MNP services in Armenia. The porting time may not exceed three working days with gradual reduction to one working day and shall be free of charge. Since December 2012 the National Regulator of Armenia adopted further rules and took further actions to implement the various decisions. MNP was implemented on April 1, 2014. The implementation of MNP may result in changes to the current market shares of the Armenian telecommunications operators.

Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law or regulations.

We are required to meet certain terms and conditions under our licenses, including meeting certain conditions established by the legislation regulating the communications industry. For more information on our licenses and their related requirements, please see the sections of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Description of Operations of the Russia Business Unit,” “—Description of Operations of the Italy Business Unit,” “—Description of Operations of the Africa & Asia Business Unit,” “—Description of Operations of the Ukraine Business Unit,” and “—Description of Operations of the CIS Business Unit.” If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain or comply with permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, we anticipate that we would have an opportunity to cure any non-compliance. However, we cannot assure you that we will receive a grace period, and we cannot assure you that any grace period afforded to us would be sufficient to allow us to cure any remaining non-compliance. In the event that we do not cure any non-compliance, the applicable regulator could decide to suspend and seek termination of the license or permit. The occurrence of any of these events could materially adversely affect our ability to build out our networks in accordance with our plans and to retain and attract customers, could harm our reputation and could have a material adverse effect on our business, financial condition or results of operations.

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

If a government regulator finds that we have failed to fulfill the specific terms of any of our licenses, frequency permissions or other governmental permissions or permits or that we have provided services in a manner that violates applicable legislation, government regulators may levy fines, suspend or terminate our licenses, frequency permissions, or other governmental permissions or permits or refuse to renew licenses, frequency permissions or other governmental permissions or permits that are up for renewal.

A suspension and/or the subsequent termination of licenses or refusal to renew our licenses, frequency permissions and/or other governmental permissions or permits could materially adversely affect our business, financial condition and results of operations.

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

As a rule, the expiration date of frequency permissions for most of our mobile communications and radio-relay line base stations exceeds the validity period of communications service licenses. We cannot predict whether, upon the renewal or extension of a license, we will be able to obtain extensions of our frequency permissions and whether these extensions will be formalized and granted by the regulatory agency in a timely manner and without any significant additional costs. It is possible that upon expiration of frequency permissions the frequency bands currently in use by us will be wholly or partly reallocated in favor of other communications technologies or other communications operators, requiring that we coordinate the use of our frequencies with the other license holders or experience a loss of quality in our network.

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

To establish and commercially launch a mobile telecommunications network, we are required to receive, among other things, frequency allocations for bandwidths within the frequency spectrums in the regions in which we operate. There is a limited number of frequencies available for mobile operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate frequency allocation in each such market in order to maintain and expand our customer base. If frequencies are not allocated to us in the future in the quantities, with the geographic span and for time periods that would allow us to provide mobile services on a commercially feasible basis throughout all of our license areas, our business, financial condition, results of operations and prospects may be materially adversely affected. In addition, a failure to make payments for frequency allocations could result in the suspension or revocation of our frequency allocations. A loss of allocated frequency that is not replaced by other adequate allocations also could have a substantial adverse impact on our network capacity and our ability to provide mobile services. In addition, frequency allocations may be issued for periods that are shorter than the terms of our licenses, and such allocations may not be renewed in a timely manner or at all. For instance, we have in the past been unable to obtain frequency allocations necessary to test or expand our networks in Russia. If our frequencies are revoked or we are unable to renew our frequency allocations, or obtain additional ones, our network capacity and our ability to provide mobile services would be constrained and our ability to expand would be limited, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

In addition, 3G and advanced spectrum auctions are expected to be held in a number of jurisdictions in which we operate, and failure to obtain sufficient spectrum at acceptable prices in these markets, or other markets in which 3G and advanced spectrum are introduced, may materially adversely affect our business, financial performance and results of operations. In Algeria, OTA was officially notified of the award of its 3G license on December 3, 2013 and in Bangladesh, banglalink was awarded a 3G license on September 8, 2013. In Pakistan, Mobilink, was awarded a 3G license on April 23, 2014.

We may encounter difficulties in building our networks, and we may face other factors beyond our control that could affect our ability to operate our networks, decrease the quality of our services, increase the cost of construction or operation of our networks or delay the introduction of services. As a result, we could experience difficulty in increasing our customer base or could fail to meet license requirements, either of which may have a material adverse effect on our business.

In addition, we could face significant increased costs if the laws or authorities in the countries in which we operate change the requirements for our equipment or networks, including, but not limited to, prohibiting the use of equipment from certain manufactures due to national security concerns or imposing important bans on certain types of equipment. This or similar measures in other jurisdictions in which we operate could result in a material adverse effect on our business, financial condition or results of operations.

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

We are party to lawsuits and other legal, regulatory and antitrust proceedings, the final outcome of which is uncertain. Litigation and regulatory proceedings are inherently unpredictable. For more information on these disputes, see Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) may have a material adverse effect on our business, financial condition, results of operations and prospects.

We could be subject to tax claims that could have a material adverse effect on our business.

Tax audits in the countries in which we operate are conducted regularly. We have been subject to substantial claims by tax authorities in Russia, Italy, Algeria, Egypt, Pakistan, Bangladesh, Ukraine, Kazakhstan, Armenia, Georgia, Uzbekistan and Tajikistan. These claims have resulted in additional payments, including fines and penalties, to the tax authorities. For more information regarding tax claims and their effects on our financial statements, see Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Risks relating to tax claims of the Algerian tax authorities are described in greater detail below in “—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from GTH.”

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

The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from GTH.

GTH’s subsidiary OTA accounts for a significant proportion of GTH’s consolidated revenue. For the past several years, OTA has suffered from various ongoing measures taken by the Algerian Government and its various regulatory agencies. The Algerian tax authority has made substantial tax claims against OTA for the tax years 2004 to 2009. OTA continues to challenge these claims but has prepaid, under protest, claimed amounts and penalties totaling approximately DZD71.9 billion (equal to approximately US$955 million using the average annual exchange rates according to the years in which amounts were prepaid) during the pendency of its legal challenges.

On April 15, 2010, an injunction by the Bank of Algeria came into effect that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA. OTA has challenged this injunction in the Algerian courts but the case is still pending. As a result of the injunction OTA is prevented from importing equipment from foreign suppliers, save for a recent limited exemption allowing the importation of 3G equipment, and is prevented from transferring funds outside of Algeria. The Algerian authorities alleged breaches of foreign exchange regulations by OTA and a member of its senior management. On March 28, 2012, the Algerian Court of First Instance handed down a judgment against OTA and a member of OTA’s senior executive team. The judgment consists of fines of DZD99.0 billion (approximately US$1.3 billion at the exchange rate as of March 28, 2012) including a criminal sentence against a member of OTA’s senior executive team. On April 5, 2012, OTA and its senior executive appealed the Criminal Court’s judgment and on May 27, 2012, the Algerian Criminal Court of Appeal handed down judgment on the day of the hearing, confirming the judgment against OTA, suspending the criminal custodial sentence previously ordered against OTA’s senior executive and transferring the burden of payment of the DZD6 billion fine ordered against the senior executive to OTA. On May 31, 2012, OTA lodged a final appeal against the May 27, 2012 judgment before the Algerian Supreme Court, which is still pending.

On April 12, 2012, GTH submitted a formal Notice of Arbitration against the Algeria State in respect of actions taken by the Algerian State against OTA. The claim in the Notice of Arbitration is being made under the arbitration rules of the United Nations Commission on International Trade Law. In its Notice of Arbitration, GTH asserts that since 2008 its rights under the Agreement on the Promotion and Reciprocal Protection of Investments between Egypt and Algeria have been violated by actions taken by the Algerian State against OTA, including the Algerian Court of First Instance’s March 28, 2012 judgment against OTA and a member of its senior executive team and the Tax Reassessments.

Furthermore, the Algerian Government has announced its intention to unilaterally purchase OTA, alleging that it has the right to do so under the pre-emption right contained in the 2009 Finance Act and the 2010 Supplemental Finance Act. For more information, see Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The 2010 Supplement Finance Act also introduced a new penalty for failing to identify SIM card users and a future tax on certain profit, each of which could result in additional costs to the company.

On April 18, 2014, we together with our subsidiary GTH entered into a share purchase agreement to settle our disputes with the Algerian Government and sell a 51% interest in OTA to the Algerian National Investment Fund, subject to the satisfaction or waiver of certain conditions precedent. Specifically, as part of the settlement: (1) at closing of the transaction, OTA will definitively discontinue, with no admission of wrongdoing or liability, all pending proceedings relating to the disputes with the Algerian tax administration relating to tax reassessments for the years 2004 to 2009, (2) the foreign exchange and import restrictions put in place by the Bank of Algeria against OTA on April 15, 2010 will be lifted on closing of the transaction, following the payment by OTA to the Algerian Treasury of the fine of DZD99.0 billion (approximately US$1.266 billion), (3) at closing of the transaction, OTA will definitively discontinue (with no admission of wrongdoing or liability) all pending related proceedings, and (4) upon signing of the share purchase agreement on April 18, 2014, GTH suspended its current arbitration against the Algerian State initiated on April 12, 2012 and, upon closing of the transaction, the parties to the arbitration will terminate the arbitration and all claims relating thereto.

Although we expect the transaction to close by the end of 2014, there can be no certainty that the closing conditions will be satisfied or waived and that the sale transaction will be completed. If the sale transaction is not completed, then the aforementioned settlements will not be effected. In such case, there can be no certainty that the Algerian tax authority will not make further tax assessments against OTA or other GTH companies in the future or that we would be successful in challenging any assessment or successful in recovering amounts that we have prepaid against these claims. Payment of, or lack of recovery of, claimed tax amounts may have an adverse effect on GTH’s business, prospects, financial condition and results of operations. Furthermore, although OTA maintains that it has, and its senior executive has, acted in compliance with the law, if the sale transaction is not completed there is no guarantee that OTA will not become liable to pay some or all of the Bank of Algeria fines and become liable to further penalties and levies. This case may also interfere with the ability of members of the senior management of OTA to perform their functions and manage the company. If the sale transaction is not completed, GTH’s ability to repatriate profits from Algeria in the future and to continue to own and control its operations in Algeria may be impacted by the ongoing court cases, arbitration and disputes. In addition, a number of laws have been enacted in Algeria which have an impact on OTA and GTH’s investments in Algeria, and there can be no assurance that there will not be further new laws and changes to existing laws that will have a negative impact on OTA and GTH. These and other measures taken by the Algerian Government and its agencies against OTA have adversely impacted the business, financial condition and results of operations of OTA and may continue into the future. The tax and other regulatory laws and regulations in Algeria, are subject to change or interpretation by the local authorities, including changes or interpretations that may subject OTA to material penalties, both monetary and statutory, which could adversely affect the conduct of its business.

For more information, see Notes 27 and 28 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.

The tax systems in the markets in which we operate may be unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions, especially in emerging markets in which we operate. Tax laws in many of the emerging markets in which we operate have been in force for a relatively short period of time as compared to tax laws in more developed markets. Tax authorities in our markets are often arbitrary in their interpretation of tax laws, as well as in their enforcement and tax collection activities which may increase the likelihood that tax authorities will impose arbitrary or onerous taxes and penalties in the future or require us to resort to court proceedings to defend our position against the tax authorities. Any additional tax liability imposed on us by tax authorities in this manner, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities’ interpretations of the respective double tax treaties in effect could have a material adverse effect on our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. We may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.

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

However no assurance can be currently given as to whether and when these amendments will be enacted, their exact nature, and the possible impact on our business.

For more information on risks relating to the Italian tax system, see “—Italian CFC legislation has been extended to EU companies.” For more information on risks relating to Algerian tax claims, see “—The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business, and the Algerian Government has announced its intention to unilaterally acquire OTA from GTH.” above.

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

As a result of Italian legislation enacted in 2009 and 2010, which provides for taxation of foreign companies located in certain countries and territories with a privileged tax regime that are directly or indirectly controlled by Italian resident individuals, companies and entities, certain WIND Italy group companies located within the EU, may be subject to additional taxation. However, there is still significant uncertainty regarding the application of these rules. Accordingly, WIND Italy continues to analyze the possible application developments and interpretations of this legislation.

WIND Italy may be subject to a deferral or to a limitation of the deduction of interest expenses in Italy.

For taxpayers like WIND Italy, Article 96 of Decree No. 917, as amended and restated, provides for the Italian regime of interest expenses deduction, aimed at rationalizing and simplifying the interest expenses deduction for Italian corporate income tax, or “IRES,” purposes. Specifically, the rules allow for the full tax deductibility of interest expense incurred by a company in each fiscal year up to the amount of the interest income of the same fiscal year, as evidenced by the relevant annual financial statements. A further deduction of interest expense in excess of this amount is allowed up to a threshold of 30% of the EBITDA of a company (i.e., “risultato operativo lordo della gestione caratteristica,” or “ROL” calculated as the difference between (i) the value of production -item A of the profit and loss account scheme contained in Article 2425 of Italian Civil Code- and (ii) the costs of production -item B of the profit and loss accounts scheme contained in Article 2425 of Italian Civil Code-, excluding depreciation, amortization and financial leasing installments relating to business assets) as recorded in such company’s profit net loss account. The law provides that the amount of ROL (i) produced as from the third fiscal year following the fiscal year 2007 (i.e., 2010) and (ii) not used for the deduction of the amount of interest expense that exceeds interest income, can be carried forward, increasing the amount of ROL for the following fiscal years. Interest expense not deducted in a relevant fiscal year can be carried forward to the following fiscal years, provided that, in such fiscal years, the amount of interest expense that exceeds interest income is lower than 30% of ROL. Special rules apply to companies participating in the same tax group, allowing, to a certain extent and with certain limitations, to offset the excess interest expenses incurred by an Italian company in the tax group with 30% of ROL of other companies in the same tax group. Subject to certain limitations, the 30% of the foreign controlled entities’ ROL may be used to offset any excess interest expenses of Italian companies participating to the tax group. Based on the above rules, WIND Italy currently is not able to deduct all of its interest expenses, though it is able to carry forward accrued and unused deductions to future fiscal years. Furthermore, any future changes in current Italian tax laws or in their interpretation and/or any future limitation on the use of the foreign controlled entities ROL may have an adverse impact on the deductibility of interest expenses for Wind Italy which, in turn, could adversely affect VimpelCom’s and WIND Italy’s financial condition and results of operations.

We operate in an uncertain regulatory environment, which could cause compliance to become more complicated, burdensome and expensive and could result in our operating without all of the required permissions.

The application of the laws of any particular country is not always clear or consistent. This is particularly true in many of the emerging market countries in which we operate where legislative drafting has not always kept pace with the demands of the marketplace. For more information on the risks associated with emerging markets, see “—Risks Related to Our Markets—Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy” below. As a result, it is often difficult to ensure that we are in compliance with changing legal requirements. As an example, authorities in the Russian Federation are discussing the possible introduction of substantial fines for violation of the laws relating to customers’ personal data processing. The amount of a fine might run up to US$8,600 for each violation.

In addition, in 2010, the Algerian government issued a new finance law, where in case of failure to identify the SIM card user, a penalty amounting to DZD100,000 (equivalent to US$1,267) for each unidentified SIM is paid for the first year and increase to DZD150,000 (equivalent to US$1,901) for the second year. This law also specifies that the details of implementation of this provision will be clarified by further legislation that has not been published. Following the measures that are currently being introduced in order to modernize the Algerian administrative system, in some regions the competent bodies have started to refuse legalizing IDs. The Ministry of Home Affairs is expected to clarify the approach to be taken by mobile operators. If we are found to be involved in practices that do not comply with local laws or regulations, we may be exposed, among other things, to significant fines, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, any of which could have a material adverse effect on our business, financial condition and results of operations.

The regulators responsible for the control and supervision of communications services in each country in which we operate frequently check our compliance with the requirements of the applicable legislation and our telecommunications licenses and permits. We intend to make all necessary efforts to comply with all such requirements. However, we cannot assure you that in the course of future inspections, we will not be found to be in violation of the applicable legislation, licenses and/or permits. Any such finding could have a material adverse effect on business, financial condition or results of our operations.

In addition, it may be difficult and/or prohibitively expensive for us to comply with applicable telecommunications regulations related to state surveillance of communications traffic. Full compliance with regulations that allow the state to monitor voice and data traffic may be overly burdensome and expensive and lead to a drop in quality of service. Non-compliance with such regulations may lead to the imposition of fines or penalties on us, or the revocation of our operating licenses. Further, some customers may refuse to utilize the services of a telecommunications operator whose networks facilitate state surveillance of communications traffic.

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

In a number of the countries in which we operate, the independence of the judicial system and its immunity from political, economic and nationalistic influences remains largely untested. Additional factors, such as lack of formal binding effect of judicial precedents, poor availability and organization of legislation and court decisions, slow pace of judicial processes and difficulty in enforcement of court orders, make judicial decisions in many of the countries in which we operate difficult to predict and make effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

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

Russian legislation, named “Russian Foreign Investment Law,” limits foreign investment in companies that are deemed to be strategic. Under the Russian Foreign Investment Law, a company operating in the telecommunications sector may be deemed strategic if it holds a dominant position in the Russian communications market (except for the Internet services market) or, in the case of fixed-line telecommunications, if the particular company’s market covers five or more Russian regions or covers Russian cities of federal importance. In connection with the adoption of the Russian Foreign Investment Law, amendments were adopted to certain provisions of the Russian Communications Law which provide that with respect to mobile telecommunications, a company will be deemed to have a dominant position for purposes of application of the Russian Foreign Investment Law if its share of the Russian mobile telecommunications market exceeds 25.0%. The FAS has previously determined that a group of persons consisting of OJSC VimpelCom and two of its Russian subsidiaries, one of which subsequently merged with and into OJSC VimpelCom, has a dominant position, because their share of the Russian mobile telecommunications market exceeds 25.0%. As a result, OJSC VimpelCom is deemed to be a strategic enterprise and, among other things, any acquisition by a foreign investor of direct or indirect control over more than 50.0% of its voting shares, or 25.0% in the case of a company controlled by a foreign government, requires the prior approval of the Russian authorities pursuant to the Russian Foreign Investment Law. In the event of any future transactions resulting in the acquisition by a foreign investor of direct or indirect control over OJSC VimpelCom, such a transaction will require prior approval in accordance with the Russian Foreign Investment Law. Additionally, companies controlled by foreign governments are prohibited from acquiring control over strategic enterprises. For example, the FAS claim filed in April 2012 sought to invalidate acquisitions by Telenor of VimpelCom Ltd. shares on grounds that Telenor is majority owned by the Norwegian government, a foreign government and such acquisitions were in violation of the Foreign Investment Law. The FAS claim was terminated without a determination of the issue. As a result, our ability to obtain financing from foreign investors may be limited, should prior approval be refused, delayed or require foreign investors to comply with certain conditions imposed by the Government Commission on Control of Foreign Investments in the Russian Federation or the FAS, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We are subject to anti-corruption laws.

We are subject to a number of anti-corruption laws, including the FCPA and various other anti-corruption laws. Our failure to comply with anti-corruption laws applicable to us could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects. The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. The FCPA also requires public companies to maintain accurate books and records and devise a system of sufficient internal accounting controls. We regularly review and update our policies and procedures and internal controls designed to provide reasonable assurance that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. However, there are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. There can be no assurance that such policies or procedures or internal controls will work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire.

We operate in Africa, Russia and other countries of the former Soviet Union, as well as other countries which pose elevated risks of corruption violations. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual or alleged violations of such laws or policies by us or any governmental body could also have an adverse impact on our business, financial condition, results of operations and prospects.

Risks Related to Our Markets

The international economic environment could have a material adverse effect on our business.

After late 2008, the economies in our markets were adversely affected by the international economic crisis, and economies in markets in which we operate continue to suffer. Among other things, the crisis led to a slowdown in gross domestic product growth, increase of inflation, devaluations of the currencies in Russia and the other markets in which we operate and a decrease in commodity prices. Although in certain markets in which we operate economic conditions have been improving, the timing of a return to sustained economic growth and consistently positive economic trends is difficult to predict. The recessionary effects, debt crisis and Euro crisis in Europe continue to pose potentially significant macroeconomic risks to our group. The economic climate is further strained by high energy costs, in large part due to conflicts or social unrest in the Middle East and Northern Africa, which can increase various costs including some of our operations’ costs, while at the same time discouraging spending by customers. In addition, because Russia and Kazakhstan, currently two of our larger markets, produce and export large amounts of oil, their economies are particularly vulnerable to fluctuations in the price of oil on the world market and those fluctuations can adversely affect such economies and those of other markets in which we operate. The current difficult economic environment and any future downturns in the economies of markets in which we operate or may operate in the future could diminish demand for our services, increase our costs, constrain our ability to retain existing customers and collect payments from them and prevent us from executing our growth strategy. Adverse economic conditions could also hurt our liquidity and prevent us from obtaining financing needed to fund our development strategy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

When we purchase a company, we record the difference between the sum of the purchase price plus the fair value of non-controlling interest and the fair value of the net assets acquired as goodwill. VimpelCom has recognized substantial amounts of goodwill in connection with its acquisitions, in particular the acquisitions of Golden Telecom in 2008, Kyivstar in 2010 and Wind Telecom in 2011. At December 31, 2013 the gross value of goodwill was US$14,709 million. In 2013 we recorded impairment of goodwill in Ukraine of US$ 2,085 million, the investment in Canada of US$ 764 million and other assets in various countries of US$ 124 million.

On at least an annual basis, we perform an impairment test for each cash generating unit (“CGU”) as required by IFRS. Estimating recoverable amounts of CGUs must, in part, be based on management’s evaluations, including the determination of the appropriate CGUs, the discount rate, estimates of future performance, the revenue generating capacity of the assets, timing and amount of future purchases of property and equipment, assumptions of the future market conditions and the long-term growth rate into perpetuity (terminal value). A deterioration in macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to further write down the value of the goodwill. In addition, the different possible developments as a result of a financial and economic crisis, in particular related to customer behavior, competition reaction in this environment in terms of offers and pricing or in response to new entrants, regulatory adjustments in relation to reductions in consumer prices and our ability to adjust costs and investments in keeping with possible changes in revenue may adversely affect our forecasts and lead to a write-down in tangible and intangible assets.

A write-down in tangible and intangible assets could impact any covenants under our debt agreements and could lead to a material adverse effect on our business, financial condition, results of operations and prospects. For further information on the impairment of tangible and intangible assets and recoverable amounts (particularly key assumptions and sensitivity), see Note 10 to the consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

Most of our operations are in emerging markets. Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption and rapid reversal of political and economic policies on which we depend. Political and economic relations among the countries in which we operate are often complex and have in the past resulted in, and may in the future result in conflicts, which may materially adversely affect our business, financial condition and results of operation. In addition, emerging economies are subject to rapid change and the information set out in this Annual Report on Form 20-F may become outdated relatively quickly. The economies of emerging markets are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. These developments could severely limit our access to capital and could materially adversely affect the purchasing power of our customers and, consequently, our business.

Some of the jurisdictions in which we operate have experienced significant social unrest. For example, GTH is an Egyptian company listed on the Egyptian Stock Exchange. Since 2011, there have been widespread protests against the government, resulting in a negative impact on the share prices of companies listed on the Egyptian Stock Exchange and resulted in extensive disruption and damage throughout the country to public and private property and infrastructure. In addition, in 2012 and 2013, there was significant social unrest in Bangladesh and Pakistan. These events and similar events in other jurisdictions where we operate could adversely affect our business, prospects, financial condition and results of operations. In addition, a number of the jurisdictions in which we operate may present security risks to our local businesses, management and employees, and this may make it more difficult to attract and retain effective management personnel.

Ukraine has experienced significant social and political unrest in recent months, including large-scale political protests resulting in the death of numbers of Ukrainians and the removal of Viktor F. Yanukovich as president of Ukraine in February 2014. Further deterioration of conditions in Ukraine could materially adversely affect our business, financial condition, results of operations and prospects. Due to recent developments in Ukraine and Russia’s annexation of Crimea, the United States, the European Union, Australia, Canada, and a number of other countries have imposed sanctions on certain individuals and financial institutions in Russia and have proposed the use of broader economic sanctions. In response, Russia has imposed entry bans on certain U.S. and E.U. officials, and some Russian officials have indicated that Russia would impose sanctions in response to sanctions imposed on Russia by other countries. If the United States and the European Union were to impose further sanctions, including sanctions on additional Russian businesses or additional Russian financial institutions, or if there were an increase in hostilities in Ukraine or in the region, it could result in instability or worsening of the overall economic situation in Ukraine, Russia, Europe or in the global capital markets generally, which could impact our group. In particular, we could be materially adversely impacted by a decline of the Ruble against the U.S. Dollar or the Euro exchange rates and the general economic performance of Russia. The annexation of the Crimea by Russia and unrest in Eastern Ukraine may result in significant damage or loss of assets and may also present some regulatory issues, the resolution of which may adversely impact our group. As a result, the instability in the region and economic sanctions and other geopolitical developments could materially adversely affect our business, financial condition, results of operations and prospects.

For more information about the market risks we are exposed to as a result of foreign currency exchange rate fluctuations, see “—Risks Related to Our Business—We are exposed to foreign currency exchange loss and convertibility risks.” In case of significant social unrest in some of the countries in which we operate, the local authorities may order our subsidiaries to temporarily shut down their entire network or our networks may be shut down due to nationwide strikes. For example, in 2013, our subsidiary in Pakistan was ordered to shut down parts of its mobile network and services on a regular basis. Also, our subsidiary in Bangladesh was forced to shut down its network on a number of occasions due to nationwide strikes. In addition, local governments or other factions could make inappropriate use of our network and force us to broadcast propaganda or illegal instructions to our customers. Forced shutdowns or inappropriate use of our network in the countries where we have operations could materially adversely affect our business, financial condition, results of operations and prospects.

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

Our profit margins could be adversely affected if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may become more difficult as we attract more mass market customers and our customer base becomes more price sensitive. Inflationary pressure in the countries where we have operations could materially adversely affect our business, financial condition, results of operations and prospects.

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

In many countries in which we operate, the physical infrastructure, including transportation networks, power generation and transmission and communications systems, is in poor condition. In some of the countries in which we operate, including Russia, the public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our customers and will require us to make additional capital expenditures. In addition, continued growth in local, long-distance and international traffic, including that generated by our customers, and development in the types of services provided may require substantial investment in public switched telephone networks. Any efforts to modernize infrastructure may result in increased charges and tariffs, potentially adding costs to our business. The deterioration of the physical infrastructure harms the economies of these countries, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. Further deterioration in the physical infrastructure in many of the countries in which we operate could have a material adverse effect on our business.

The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which our company can conduct business and currency control requirements restrict activities in certain markets in which we have operations.

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

There are currently 305,000,000 VimpelCom convertible preferred shares outstanding which may be converted into VimpelCom common shares at the option of the shareholder (presently Telenor) any time between October 15, 2013 and April 15, 2016 at a price based on the NASDAQ price of VimpelCom ADSs, subject to certain limitations under U.S. securities laws. If convertible preferred shares are converted into common shares they will also become available for trading in the public market. The sale of any of the VimpelCom shares on the public markets or the perception that such sales may occur (commonly referred to as “market overhang”), may adversely affect the market for, and the market price of, VimpelCom’s ADSs.

Various factors may hinder the declaration and payment of dividends.

The payment of dividends is subject to the discretion of VimpelCom’s supervisory board and VimpelCom’s assets consist primarily of investments in its operating subsidiaries. Various factors may cause the supervisory board to determine not to pay dividends. Such factors include VimpelCom’s financial condition, its earnings and cash flows, its leverage, its capital requirements, contractual restrictions, legal proceedings and such other factors as VimpelCom’s supervisory board may consider relevant. For more information on our policy regarding dividends, see “Item 8. Financial Information—Policy on Dividend Distributions.”

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

We are not subject to certain corporate governance requirements under the NASDAQ rules.

Our ADSs are listed on the NASDAQ Global Select Market; however, as a Bermuda company, we are permitted to follow “home country practice” in lieu of certain corporate governance provisions under the NASDAQ listing rules that are applicable to a U.S. company. The primary difference between our corporate governance practices and the NASDAQ rules relates to NASDAQ listing rule 5605(b)(1), which provides that each U.S. company listed on NASDAQ must have a majority of independent directors, as defined in the NASDAQ rules. Bermuda corporate law does not require that we have a majority of independent directors. We do not have a majority of independent directors, as defined in the NASDAQ rules. Accordingly, you will not have the same protections as are afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements. For more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ listing rules, see the section of this Annual Report on Form 20-F entitled “Item 16G—Corporate Governance.”

ITEM 4.	Information on the Company

Overview

VimpelCom is one of the world’s largest telecommunications service operators, providing voice and data services through a range of traditional and broadband mobile and fixed-line technologies. The VimpelCom Group includes companies operating in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi and the Central African Republic. We also hold equity shareholdings in companies operating in Canada and Zimbabwe. The operations of these companies cover a territory with a total population of approximately 753 million as of December 31, 2013. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Mobilink,” “Telecel,” “Leo,” “Djezzy,” “WIND” and “Infostrada” brands. As of December 31, 2013, we had 220 million mobile customers. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see “Item 5—Operating and Financial Review and Prospects.”

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

•

VimpelCom began its expansion into the CIS by acquiring local operators or entering into joint ventures with local partners in Kazakhstan (2004), Ukraine (2005), Tajikistan (2005), Uzbekistan (2006), Georgia and Armenia (2006). The Southeast Asian markets followed with Cambodia (2008) and the Lao PDR (2011).

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

•

In 2011, VimpelCom completed the acquisition of Wind Telecom S.p.A., an international provider of mobile and fixed-line telecommunications and Internet services with operations in Algeria, Bangladesh, Pakistan, Burundi, Central African Republic and Italy, and equity shareholdings in Canadian and Zimbabwean operations.

•

On September 10, 2013, VimpelCom switched the listing of its ADSs to the NASDAQ Global Stock Market from the NYSE. On October 29, 2013, VimpelCom achieved another major milestone with its inclusion in the NASDAQ-100® Index.

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

Organizational Structure

VimpelCom Ltd. is the holding company for a number of operating subsidiaries and holding companies in various jurisdictions. Our reporting structure in 2013 is divided into the five following business units, all of which report to our headquarters in Amsterdam:

•	Russia;

•	Italy;

•	Africa & Asia;

•	Ukraine; and

•	the Commonwealth of Independent States (or “CIS”).

The table below sets forth our operating companies and significant subsidiaries, including those subsidiaries that hold our principal telecommunications licenses, and our percentage ownership interest, direct and indirect, in each subsidiary as of April 30, 2014. Our percentage ownership interest is identical to our voting power in each of the subsidiaries.

Subsidiary	Country of Incorporation	Percentage Ownership Interest (Direct and Indirect)
VimpelCom Amsterdam BV	Netherlands	100%
Wind Telecom S.p.A.	Italy	100%(1)
WIND Acquisition Holdings Finance S.p.A.	Italy	100%(2)
WIND Telecomunicazioni S.p.A.	Italy	100%
WIND Retail S.r.l.	Italy	100%
VimpelCom Holdings BV	Netherlands	100%
OJSC VimpelCom	Russia	100%
“Kyivstar” PJSC	Ukraine	100%(3)

Subsidiary	Country of Incorporation	Percentage Ownership Interest (Direct and Indirect)
Limnotex Developments Limited	Cyprus	71.5%(4)
LLP “KaR-Tel”	Kazakhstan	71.5.%(5)
LLP “TNS-Plus”	Kazakhstan	49%(6)
LLC “Tacom”	Tajikistan	98.0%(7)
LLC “Golden Telecom”	Ukraine	100%(9)
LLC “Unitel”	Uzbekistan	100%(10)
LLC “Mobitel”	Georgia	80.0%(11)
CJSC “ArmenTel”	Armenia	100%
LLC “Sky Mobile”	Kyrgyzstan	71.5%(12)
VimpelCom Lao Co. Ltd.	Lao PDR	78.0%(13)
Weather Capital S.à r.l.	Luxembourg	100%
Weather Capital Special Purpose 1 S.A.	Luxembourg	100%
Global Telecom Holding S.A.E.	Egypt	51.9%(14)
Orascom Telecom Algérie S.p.A.	Algeria	50.3%(15)
Pakistan Mobile Communications Limited	Pakistan	51.9%(16)
Global Telecom Bangladesh Limited	Bangladesh	51.9%(17)
U-com Burundi S.A	Burundi	51.9%(18)
Telecel Centrafrique S.A.	C.A.R.	51.9%(19)

(1)	92.23936% of the share capital of Wind Telecom S.p.A. is owned by VimpelCom Amsterdam B.V., and the remainder 7.760636% is owned by WIND Acquisition Holdings Finance S.p.A.
(2)	0.0025% is owned by managers of WIND Telecomunicazioni SpA.
(3)	VimpelCom Ltd. hold 99.9961% of the outstanding shares in Kyivstar, through its direct ownership of 0.0039% and indirect ownership of 73.8038%. Kyivstar holds 26.1922% of its own shares as a result of its merger with its former shareholder Storm LLC, with Kyivstar as the surviving company. Although the shares in Kyivstar held by Kyivstar are accounted for in the calculation of the aggregate ownership percentage by the Ukrainian securities depositary, these shares are not taken into account for the purposes of paying dividends and determining quorum or voting at Kyivstar shareholders’ meetings. By law, Kyivstar is required to either sell or cancel its shares that it owns. As of the date of this Annual Report on Form 20-F, Kyivstar has not yet made a decision whether it will sell or cancel such shares, because certain regulatory procedures related to cancellation of shares acquired by issuers in corporate reorganizations have not been adopted. There are no financial penalties or explicit liability associated with Kyivstar’s failure to sell or cancel the shares.
(4)	OJSC VimpelCom holds 71.5% indirectly through a wholly owned holding company.
(5)	Limnotex Developments Limited holds 100% directly.
(6)	VimpelCom Holdings B.V. holds 49% indirectly through a wholly owned Dutch and Kazakh holding companies.
(7)	VimpelCom Holdings BV holds 98.0% indirectly through a wholly owned BVI holding company.
(8)	Kyivstar holds 100% directly.
(9)	OJSC VimpelCom holds 100% indirectly through a number of its wholly owned subsidiaries.
(10)	OJSC VimpelCom holds 100% indirectly through wholly owned Dutch and BVI holding companies.
(11)	VimpelCom Holdings B.V. holds 80.0% indirectly through a number of wholly owned subsidiaries.
(12)	Limnotex Developments Limited holds 100% through its wholly owned Cypriot subsidiary.
(13)	OJSC VimpelCom holds 78.0% indirectly through two wholly owned Dutch holding companies.
(14)	Weather Capital S.à r.l. holds 1.92% directly and Weather Capital Special Purpose 1 S.A. holds 50.00% plus one share directly.
(15)	GTH holds 57.5% directly and 39.3% indirectly through two wholly owned Maltese subsidiaries.
(16)	GTH holds 100% indirectly through two wholly owned Maltese subsidiaries.
(17)	GTH holds 99.9% indirectly through a Maltese subsidiary.
(18)	GTH holds 100% indirectly through a Maltese subsidiary.
(19)	GTH holds 100% indirectly through a Maltese subsidiary.

Description of Our Business

Our Mobile Telecommunications Business

We generally offer the following mobile telecommunications services to our customers:

•	mobile telecommunications services under contract and prepaid plans for both corporate and consumer segments;

•	value added and call completion services;

•

our value added services include messaging services, content/infotainment services, data access services, financial value added services (which help customers manage their credit balances), location based services (which monitor customer locations), media, content delivery channels and mobile financial services (such as mobile bill payment);

•

access to both national and international roaming services which allow our customers and customers of other mobile operators to receive and make international, local and long distance calls while outside of their home network;

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

•

optimizing costs and ensuring the quality of our long distance voice, Internet and data services to and from customers of other telecommunications operators and service providers worldwide by means of interconnection agreements; and

•

Consumer Internet Services, which provide fixed-line telephony, Internet access and home phone services (on a VoIP and copper wire basis) to customers in Russia, Ukraine, Uzbekistan, Armenia and Kazakhstan.

In Italy, our fixed-line business uses an integrated network infrastructure with 21,647 kilometers of fiber optic cable backbone and 1,458 LLU sites for direct customer connections. Our fixed-line business in Italy is organized by the following services:

•	Consumer Voice Offerings;

•

Corporate Voice Offerings, which provide fixed-line voice services, data services, value added services and connectivity services to corporate customers, including large corporate customers, SMEs and SOHOs; and

•	Internet and Data Services, which provide Internet and data transmission services to both consumer and corporate customers;

For a description of our operations in each of our five business units, see the sections entitled “—Description of Operations of the Russia Business Unit,” “—Description of Operations of the Italy Business Unit,” “—Description of Operations of the Africa & Asia Business Unit,” “—Description of Operations of the Ukraine Business Unit” and “—Description of Operations of the CIS Business Unit.”

Strategy

VimpelCom’s strategy focuses on optimizing cash flows, and our businesses combine mature, strong cash-generating companies with emerging growth opportunities in a number of regions. We combine strong positions in mobile businesses with a selective presence in fixed-line, which we expect will further support our growth strategy as mobile and services continue to expand across our markets.

We have a fundamental belief in a decentralized business model. We seek to capture profitable growth especially in mobile data, but also in fixed-line data and mobile voice, by tailoring our strategy in each individual market according to its local characteristics.

We believe that customers will increasingly rely on mobile broadband as the primary means of accessing the Internet and other data services and, in the medium term, the principal technology for such access will be LTE especially in Russia and Italy, and 3G in other markets in which we operate. As such, our strategy is primarily mobile-based and we seek to prioritize resources and investment allocation to mobile broadband capacity and coverage. In particular, our focus will be on capturing growth in mobile data services by moving away from unlimited plans to tiered pricing, rationally managing traffic and differentiating our services through more sophisticated offerings.

This broader view of the business provides the basis for our strategy, or “Value Agenda.” Our Value Agenda is based on local empowerment and starts with the company’s 220 million customers as of December 31, 2013. Our focus remains on delivering excellence to our customers. We have implemented a passionate, performance oriented culture with a key focus on operations and execution at the business unit level. At the Group level, we remain a lean organization focused on value creation through performance management, portfolio management, financial structure optimization, and shared services such as roaming and procurement.

Our Value Agenda, which is focused on increasing Net Cash from Operating Activities, has the following four key pillars supported by clear operational strategies executed within each of our business units.

•

Profitable Growth. We aim to drive revenue growth that leads to higher profitability by focusing on gaining share in mobile data revenue and capitalizing on areas such as mobile financial services and partnerships with over-the-top players, while limiting cost of traffic. We seek to increase mobile data revenue by driving smartphone and tablet penetration through strong local distribution. We will also continue to introduce value-based commissioning, promoting tiered pricing for speed and time of data, partnering with Internet players and improving network quality. We believe effective deployment of integrated bundles will allow us to monetize the strong growth in mobile data.

•

Customer Excellence. We are committed to creating a superior customer experience, optimizing distribution and developing superior pricing capabilities, while continuously modernizing our networks. We undertake a systematic effort involving dedicated analytics and research to continuously optimize the customer experience and drive superior pricing through integrated mobile bundles that combine traditional voice with SMS and, most importantly, data. This will provide value to the customer while at the same time protecting our revenue stream from cannibalization among various services, such as SMS and instant messaging (“IM”). In order to optimize our distribution, we focus on the most efficient channels in each market. We expect these actions to reduce churn and limit our retention and commercial costs.

•

Operational Excellence. Operational excellence and cost management represents a group-wide strategy, and we seek to implement this strategy at all levels of the organization by taking a holistic approach at both our group and business unit levels and implementing a continuous improvement culture across our businesses.

•

Capital Efficiency. Our goal is to ultimately reduce the ratio of our capital expenditure to revenue over time by deploying capital more efficiently through increased network sharing, continued business portfolio optimization and capital structure optimization. An important element of this strategy is network outsourcing and sharing in order to improve network utilization and quality. We also have a centrally led procurement model that provides advantages both at the group and local level. As part of our finance function, we have implemented a systematic approach to managing working capital and optimizing our capital structure.

Our business broadly comprises three types of businesses grouped according to their stages of development:

•

We consider our emerging markets Russia, Ukraine, CIS, Bangladesh, Pakistan and Algeria. These markets each have a large potential customer base, high revenue growth from relatively low penetration, with the exception of Russia, and significant growth potential for mobile data. In these markets, we will seek to leverage our knowledge and experience across our emerging markets footprint and in our more mature market in Italy to capture this growth. In most of these emerging markets, we plan to deploy capital to modernize the networks to capture the growth potential from increased penetration and mobile data growth.

•

In Italy, a large and mature market, we are focused on increasing profitability and sustaining the strong cash flow generation. We are also focused in deleveraging the business. The market is highly penetrated, but has potential for broadband growth in fixed-line and in mobile. Here, we will remain focused on reinforcing our solid market positions and continue to invest in our mobile data network.

•

Finally, we have early stage operations, such as in some Asian and African markets, which would require further investment to reach their full potential. We are performing a strategic contribution analysis of these operations.

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

•

We see that mobile data offerings are already becoming a significant operator decision parameter for certain customer segments, and we expect this trend to broaden further. To ensure that we are the natural consumer choice in the data-centric world, we aim to provide the best “value-for-money” data product portfolio while staying highly price-competitive at all times.

•

We recognize that a mobile data network is more complex to manage than a voice network and that the optimization potential in a data network is significant. We therefore pursue cost efficiency in technology investments, including traffic management and offloading of traffic as well as content compression.

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities in all of our traditional and broadband mobile and fixed-line telecommunications markets. We seek to differentiate ourselves from our competitors by high-quality service offerings, specialized customer care and strong and recognized brand names.

•

Recognized local brand names. We market our mobile services under local brand names in each of our markets. Our “Beeline” brand name is very well established in a number of countries, including Russia (where we introduced the brand in 1993), Kazakhstan, Uzbekistan, Armenia, Tajikistan, Georgia, Laos and Kyrgyzstan. Primarily as a result of our innovative marketing and brand licensing efforts, our “Beeline” brand name is among the most recognized brand names in Russia and the CIS. In Ukraine, we market our mobile services primarily under the “Kyivstar” and “Kyivstar Business” brands. In Italy, our “WIND” brand is well established and enjoys high recognition. We also have powerful brands for our operations in Africa & Asia, including “Djezzy,” “banglalink,” “Mobilink,” “Telecel,” and “Leo.” Our brands are generally very well known in the local markets and enjoy “top of mind” brand awareness.

•

Product and service innovation. In our mobile business, we continue to seek out new products and services to provide our customers with faster access and easier usage to be competitive in the markets in which we operate. We continue to develop services for our prepaid consumer segment.

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

•

Specialized customer care. We provide specialized customer service to our different customer segments. We believe that our ability to provide specialized customer service has helped us maintain a high level of customer satisfaction with our products and services and control churn. We also believe that we have provided particularly strong customer service to our corporate customers.

•

Broad distribution network. We have large distribution networks for mobile and fixed-line services in markets of our operations. The network is used both for sale purpose as well as for the purpose of customer care, thus providing higher standards of customer service. Our network consists of our own branded shops as well as a franchise network, simple retail agreements with local retail players and networks of our strategic retail partners. Proper mix of these channels secures our position in the market.

Description of Operations of the Russia Business Unit

Mobile Business in Russia

Description of Mobile Services in Russia

In Russia, we primarily offer our mobile telecommunications services to our customers under two types of payment plans: postpaid plans and prepaid plans. As of December 31, 2013, approximately 8% of our customers in Russia were on postpaid plans and approximately 92% of our customers in Russia were on prepaid plans.

Voice Services

We provide all of our customers with voice services that include airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined number of voice traffic and roaming fees for airtime charges when customers travel abroad. Among others the other, voice services include a group of services “Possibilities with zero”, which allow us to increase voice traffic and revenue without causing average price per minute to decrease. Our “Possibilities with zero” group of services helps our prepaid customers stay connected even in the event that they have a zero balance in their account with services that include, among others, “Receiving Party Pays,” “Call Me Back” and “Fill Up My Balance.”

For a description MTR and MNP, please refer to the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company— Regulation of Telecommunications – Regulation of Telecommunications in Russia.”

Roaming

As of December 31, 2013, our operations in Russia had active roaming agreements with 560 GSM networks in 212 countries, respectively, in Europe, Asia, North America, South America, Australia and Africa. In addition, as of December 31, 2013, we provided to our Russian customers GPRS roaming with 403 networks, in 171 countries. Roaming agreements for our operations in Russia now cover all major roaming destinations, and we continue developing roaming services for our Russian customers.

Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host’s network. We pay the host operator for the roaming services and then bill the amount due for the provision of roaming services on our customer’s monthly bill.

OJSC VimpelCom offers customized application for mobile network enhanced logic (“CAMEL”), an intranetwork prepaid roaming service. This service allows prepaid customers to automatically receive access to roaming services provided they have a positive account balance. The CAMEL service allows us to implement real time cost control, provide more dynamic service to our clients and reduce the number of delinquent customer accounts caused by roaming. As of December 31, 2013, we provided our Russian customers CAMEL roaming through 237 operators in 128 countries.

As of December 31, 2013, we also had domestic roaming agreements with five regional GSM providers in Russia, which provide roaming for customers in more than nine cities across Russia.

Value Added Services including Data Revenue

Our value added services include messaging services, content/infotainment services, data access services (on 2G, 3G and 4G basis), financial value added services (which help customers manage their credit balances), location based services (which monitor customer locations) media and content delivery channels.

Valued Added Service

We provide all of our customers with a variety of VAS services mainly included in “Basic VAS” package. Our “Basic VAS” services include, among others, caller-ID, voicemail, call forwarding, conference calling, call blocking and call waiting.

Our messaging portfolio includes SMS, MMS and voice messaging. Different price offers for messaging services are offered to different segments of our customers.

We offer our customers various types of content/infotainment services, including:

•	SMS services (including information services such as news, weather, entertainment chats and friend finder);

•	voice services (including referral services);

•	Content downloadable to telephone (including music, pictures, games and video); and

•	customized ringtones (RBT).

Wireless Internet Access

We provide our customers with wireless Internet access through GPRS/EDGE, 3G/HSPA and 4G/LTE. We launched 3G Internet services commercially in September 2008 in Russia, and we launched 4G in Moscow in May 2013.

We currently offer Internet access through USB modems in every region of Russia, and our customers benefit from 3G speeds in every region in Russia as of December 31, 2013. We offer special wireless Plug&Play-USB modems, which provide our customers with a convenient tool for Internet access.

Our data access services are offered on a GPRS and 3G basis and include access to the Internet, our tiered data-plans provide smartphone customers with data, voice and SMS packages. In 2013 we launched tiered data-plans differentiated by customers’ needs and made unified data-plans offers for any device type and any data consumption.

Our media and content delivery channels include the following:

•

RBT, Chameleon (service based on CellBroadcast technology providing free information content such as news, weather and sports), dating services and location-based services (such as the ability to locate customers or nearby facilities), information and content services (such as weather forecasts or horoscopes), mobile television and video streaming. Google Play Carrier Billing (offering certain Google products and payment through a customer’s mobile account), unstructured supplementary services data (“USSD”) menu (a self-help and entertainment portal), Dynamic SIM Toolkit (DSTK) portal (a self-help and entertainment portal), Interactive Voice Response (IVR) portal (information and content services portal), SMS services, Bee Number requests (information and content services provider) and mobile portal (browsing, entertainment and information services provider); and

•	SMS, voice and USSD technology through which third party content is provided.

Other Data Services

For our business and corporate clients, we offer a wide range of data services, including wireless office Internet solutions and high bandwidth corporate Internet access. The following examples describe some of the services that we provide:

M2M. Machine-to-machine, or “M2M,” refers to technologies that allow both wireless and wired systems to communicate with other devices of the same technology and includes technologies that allow data transmission between remote equipment. M2M technologies are used in areas such as consumer electronics, banking, metering, security and others. The M2M market in Russia is in the early stages of development with penetration rate of M2M SIM cards at less than 3.0%. Experts estimate the annual Russian market growth potential for M2M will be between 25.0 and 30.0% until 2015. We have launched, “M2M Control Center,” together with Jasper Wireless Inc. This product is unique to the Russian market and its launch made us the first to provide this service for corporate clients in Russia.

In January 2013, we introduced a fleet management program which provides customers with the possibility of monitoring cars and employees from one web-interface. In April 2013, we launched “Pay-me” in certain regions which provides customers with a mobile terminal to pay using their smartphone.

In September 2013, we initiated an internal project “M2M Alliance: SIM profile management” the key goal of which is to launch a technical solution in line with M2M World Alliance joint requirements and roadmap which we expect to introduce to the market by July 2014.

Corporate SMS services. –We provide direct connections for SMS centers of large companies and aggregators. In November 2013, we launched project Anti-SPAM. This project has the goal of reducing spam SMS messages received by our customer. In the first stage an automatic anti-spam filter was introduced followed in the second stage by a “black&white list” option for our customers. On December 2, 2013 we also launched short number 1888 for the cancellation of SMS broadcast messages to customers. This is a joint project of Beeline and the eight biggest SMS aggregators of Russia.

Fixed Mobile Convergence. Based on our fixed and mobile networks, Beeline Business offers fixed-mobile convergence services to corporate clients providing use of their mobile phone as an extension of their private branch exchange, or “PBX”. During 2013 we continued the expansion of our fixed mobile convergence services into 17 new cities in Russia. increasing the total number of cities in which we provide these services to 91. In February 2014, we plan to provide these services to an additional 48 cities.

Mobile cloud solutions. In November 2013, we launched an MDM project as a part of the BYOD (bring your own device) concept. We were the first operator in the Russian market who launched MDM. In December 2013, we were the first operator in the Russian market to launch Google Apps for business. We are continuing to develop our product portfolio for the BYOD concept.

Interconnect Revenue. We have several interconnection agreements with mobile and fixed-line operators in Russia under which we provide traffic termination services. These services represent termination of incoming voice and data traffic from network of our competitors when their customers call or send data to our customers.

Revenue from Sales of Equipment and Accessories and Other Revenue. During 2013 the Beeline retail chain demonstrated significant growth. As of December 31, 2013 the number of owned retail stores exceeded 1,238 compared to 401 owned retail stores as of December 31, 2012 and, the number of owned modules exceeded 78 compared to 6 owned modules as of December 31, 2013. At the same time there was a focus on operational efficiency. In order to promote Beeline’s retail chain and increase smartphone penetration a campaign was launched in August 2013 with Samsung. As a result a large number of Samsung Pocket Neo devices have been sold.

VimpelCom was the first operator in Russia to sign a contract with Apple. Since October 2013 all new iPhones have been available in Beeline retail stores and Apple has a large share in Beeline retail chain t as a result. In addition, during 2013 Beeline customers with new iPhones were able to use our LTE network.

Specialized customer care. We provide specialized customer service to our different customer segments. We believe that our ability to provide specialized customer service has helped us maintain a high level of customer satisfaction with our products and services and control churn.

Mobile Telecommunications Licenses in Russia

GSM Licenses

We hold super-regional GSM licenses for seven out of the eight Russian super-regions. In total, our super-regional GSM licenses cover approximately 96.0% of Russia’s population and permit us to operate a unified dual band GSM-900/1800 network. The following tables summarize the principal terms of our GSM licenses, including the license areas and expiration dates. We have filed or will file applications for renewal for all of our licenses. See also “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—Our licenses are granted for specified periods and they may not be extended or replaced upon expiration.”

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

In addition to the seven super-regional GSM licenses, we hold GSM licenses for the Kaliningrad region (GSM-900), which is located within the North-West super-region, and the Orenburg region (GSM-900/1800), which is located within the Ural super-region.

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

LTE License

In July 2012, OJSC VimpelCom was awarded a mobile license, a data transmission license, a voice transmission license and a telematic license for the provision of LTE services in Russia. For information regarding the other operators holding LTE licenses with whom we compete, see “—Description of Operations of the Russia Business Unit—Mobile Business in Russia.” LTE is the next step in wireless technology and is expected to be the mobile broadband platform for new services and innovation for the future, which in practice will provide customers with significantly faster data rates for both uploading and downloading content, a greater number of mobile TV channels and better image quality. These licenses will allow OJSC VimpelCom to provide services using radio-electronic devices in Russia via networks that use LTE standard equipment within any of the following frequency bands: 735-742.5/776-783.5 MHz; 813.5-821/854.5-862 MHz; 2550-2560/2670-2680 MHz. The three channels (one channel (10 MHz) in frequency duplex in 2500-2690 MHz and two channels (7.5 MHz) in frequency duplex for 720-862 MHz), allocated to us in accordance with the licenses, have restrictions on their use. To remove restrictions we have to perform certain organizational technical measures including, among others, radio frequency bands releasing spectrum conversion, refarming and reallocation between operators. The roll-out of the LTE network will occur using a phased approach based on a pre-defined schedule pursuant to the requirements of the license. Under the phased approach, OJSC VimpelCom launched LTE services as of June 1, 2013. OJSC VimpelCom was required to extend services to six regions in Russia by the end of 2013. OJSC VimpelCom is then required to extend services to a specified number of additional regions in each year until December 1, 2019 when services must cover all of Russia. OJSC VimpelCom is required to comply with the following conditions among others under the terms of the license: (i) invest at least RUB15 billion in each calendar year (including the period from July 12, 2012 to December 1, 2013) in the construction of its federal LTE network until the network is completed, which must occur before December 1, 2019; (ii) provide certain data transmission services in all secondary and higher educational institutions in specified areas; and (iii) provide interconnection capability to telecommunications operators that provide mobile services using virtual networks in any five regions in Russia not later than July 25, 2016.

Competition—Mobile Business in Russia

The Russian mobile telecommunications industry has grown rapidly over the past decade as a result of increased demand by individuals and newly created private businesses. Increased demand for mobile telecommunications services is largely due to the expansion of the Russian economy and a corresponding increase in disposable income; declining tariffs and costs of handsets and accessories, which have made mobile telecommunications services more affordable to the mass market customer segment; advertising, marketing and distribution activities, which have led to increased public awareness of, and access to, the mobile telecommunications market; and improved service quality and coverage.

The table below indicates the estimated number of mobile customers, mobile penetration rates and annual customer growth rates in Russia.

Period	Customers (in millions)	Penetration Rate	Annual Customer Growth(1)
As of December 31, 2013	247.4	173.5%	5.7%
As of December 31, 2012	234.2	163.8%	2.0%
As of December 31, 2011	229.5	160.2%	4.0%
As of December 31, 2010	220.4	154.3%	5.5%
As of December 31, 2009	209.0	146.1%	10.8%

(1)	Growth rate as compared to year end 2011.

Source: For customers, customer growth and penetration rates, Informa Telecoms & Media. © 2013 Informa Telecoms & Media. All rights reserved.

The Russian mobile telecommunications market is highly competitive. Informa Telecoms & Media estimates that the top three mobile operators, MTS, MegaFon and OJSC VimpelCom, collectively held approximately 80.9% of the mobile market in Russia as of December 31, 2013. As a result of competition, mobile providers are utilizing new marketing efforts, including price promotions, to retain existing customers and attract new ones. Competition for customers in Russia is intense as a result of greater market penetration, consolidation in the industry, the growth of current operators and new technologies, products and services.

Prior to July 2012, LTE services had been launched in Russia using USB modems only because LTE technology in the frequencies offered in Russia was not supported by smartphones. Scartel was granted a license to provide LTE services in the 2.5 to 2.7 MHz range, the same frequencies in which it had provided WiMax services before. As of December 31, 2013, according to publicly available information, Scartel provides commercial services for private customers in 26 regions of Russia. MTS had also launched LTE services using frequencies from previously provided WiMax services and TDD technology. MegaFon had launched services on Scartel’s LTE network under an MVNO agreement.

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

We compete with at least one other mobile operator in each of our license areas, and in many license areas we compete with two or more mobile operators. Competition is based primarily on local pricing plans, network coverage, quality of service, the level of customer service provided, brand identity and the range of value-added and other customer services offered.

The following table shows our and our primary mobile competitors’ respective customer numbers in Russia as of December 31, 2013:

Operator	Customers in Russia (in millions)
MTS	75.3
MegaFon	68.1
VimpelCom	56.5
Tele2	23.7

Source: For all companies except OJSC VimpelCom, Informa Telecoms & Media. © 2013 Informa Telecoms & Media. All rights reserved.

MTS. One of our primary competitors in Russia is MTS. According to Informa Telecoms & Media, as of December 31, 2013, MTS had approximately 75.3 million customers in Russia, representing a market share of 30.5%. It has a greater share of the high value customer market and more frequency allocations than we do, which provides MTS with a potential advantage in the quality of its GSM, UMTS and HSPA services. MTS reports that it holds licenses to operate mobile networks in almost all of the regions in Russia. MTS holds a LTE FDD license identical to ours, which it received after a beauty contest in July 2012. In addition, MTS holds an LTE TDD license for the Moscow region which provides MTS with a potential advantage in quality of its LTE services in the Moscow region.

MegaFon. In addition to MTS, we also compete with MegaFon, the second largest mobile operator in Russia in terms of the number of mobile customers. In 2012, Altimo sold its entire 25.1% stake in MegaFon to a private investor. According to Informa Telecoms & Media, as of December 31, 2013, MegaFon had approximately 68.1 million customers, representing a market share of 27.5%. MegaFon holds GSM-900/1800, UMTS licenses to operate in all regions of Russia. MegaFon holds an LTE FDD license identical to ours which it received after a beauty contest in July 2012. In addition, MegaFon has an LTE TDD license for the Moscow region which provides MegaFon with a potential advantage in quality of its LTE services in the Moscow region. Furthermore, MegaFon has the same controlling shareholder as Scartel. Scartel holds an LTE FDD license for the entire Russian Federation with more frequency allocations than VimpelCom has obtained. MegaFon operates on Scartel’s network using an MVNO model which gives it a potential advantage in the quality of its LTE services.

Tele2. Tele2 has been operating in Russia since 2003 and is now considered to be a significant player in some of the telecommunications market in Russia. Tele2 had approximately 23.7 million customers in Russia, representing a market share of 9.6%. It currently provides GSM mobile services in 42 regions of Russia, including St. Petersburg, Leningradskaya Oblast, Arkhangelsk, Belgorod, Bryansk, Vladimir, Vologda, Voronezh, Kaliningrad, Kaluga, Kemerovo, Kirov, Kostroma, Kursk, Lipetsk, Murmansk, Nizhny Novgorod, Novgorod, Novosibirsk, Omsk, Orel, Pskov, Rostov, Ryazan, Smolensk, Tambov, Tver, Tomsk, Tula, and Chelyabinsk, as well as the Krasnodar Territory and the republics of Adygei, Komi, Udmurtia, Karelia, Sakhalin, Nenets AO, Evenkiysky District of Krasnoyarsk Krai, Evreyskaya AO, Kamchatka, Chukotka (as of the date hereof commercial operations have not started yet) and Magadan. At the moment Tele2 does not have a LTE license.

Rostelecom. In 2011, the Russian government completed the first phase of the reorganization of the state-controlled telecommunications companies Svyazinvest and Rostelecom, by transferring to Rostelecom the fixed-line subsidiaries of Svyazinvest. As a result of, amongst others, these transactions, Rostelecom is currently the largest fixed-line operator and fifth largest mobile operator in Russia.

In December 2013, Rostelecom shareholders voted to approve the spin-off of its mobile assets (including telecommunications equipment and intellectual property rights), into its subsidiary company, CJSC RT-Mobile. According to public reports, Rostelecom intends to contribute its mobile assets in a joint venture with Tele2 Russia. We compete with Rostelecom in all regions where it provides services. Rostelecom holds an LTE FDD license identical to ours which it received after a contest in July 2012. In addition, it has an LTE TDD license in approximately 40 regions in Russia which gives Rostelecom a potential advantage in its LTE services in these regions.

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

Marketing and Distribution—Mobile Business in Russia

In Russia, we offer our customers several national prepaid and contract tariff plans, each offering a different benefit and targeting a certain type of customer.

We divide our primary target customers in Russia into four groups:

•	key/national accounts, for which monthly revenue from mobile and fixed-line services exceeds US$20,000;

•	large accounts, for which monthly revenue from mobile and fixed-line services exceeds US$2,000 or companies having high revenue potential;

•	SME customers, for which monthly revenue from mobile and fixed-line services is less than US$2,000; and

•	mass market customers.

We also offer regular telecommunication services and specific value added services and tariff plans with discounts and special pricing for our key/national accounts, which include all multi-regional companies and government institutions. The typical corporate customer pays on a contract basis for our fixed-line and mobile services. We provide our corporate customers with a range of additional value added services, including specialized customer service, tailored pricing arrangements and access to sophisticated technological options, such as individual corporate wireless networks.

We currently offer Internet access through USB modems in every region of Russia, and our customers benefit from 3G speeds in every region in Russia as of December 31, 2013. We offer special wireless Plug&Play-USB modems, which provide our customers with a convenient tool for Internet access.

Customer Loyalty Programs

We recognize the need to continuously build and increase the loyalty of our customers. In July 2013, we launched a new national loyalty program “Happy Time” for all prepaid B2C customers. The program is focused on increasing customer lifetime and has simple and attractive conditions. A participant receives bonuses for every top-up which depends on the customer’s lifetime with Beeline. Bonuses can be spent on Beeline’s services. In December 2013, “Happy Time” also became available for postpaid B2C customers -– they receive a discount on their monthly bill. As of December 31, 2013, we had more than 1.42 million customers participating in the program.

We implemented long-term and short-term initiatives that focus on improving the quality of our main products and services and increasing customer satisfaction. We continuously invest in network optimization, the roll-out of our own branded stores, competence of our staff and motivation to deliver the best customer experience for customers. We also develop product offerings tailored to different customer needs based on the comprehensive analysis of our customer segments that we completed last year. We actively use targeted marketing to increase customer loyalty and ARPU in all segments of mobile and FTTB mass marketing services. We apply data mining analysis to predict the propensity of churn for each customer, which allows us to increase the efficiency of our churn reduction programs by means of targeted marketing campaigns.

In Russia, our loyalty programs are designed to retain our existing customers, thereby reducing churn, and increasing customer spending, both in B2C and B2B.

Fixed-line Business in Russia

Description of Fixed-line Services in Russia

Business Operations in Russia

In Russia, we provide a wide range of telecommunication and information technology and data center services, such as network access and hardware and software solutions, including configuration and maintenance, software as a service (“SaaS”) and an integrated managed service. We operate a number of competitive local exchange carriers that own and operate fully digital overlay networks in a number of major Russian cities. Our services cover all major population centers in Russia.

Our customers range from large multinational and Russian corporate groups to Russian small and medium enterprises and high-end residential buildings in major cities throughout Russia.

Local Access Services. We provide business customers with local access services by connecting the customers’ premises to its fiber network, which interconnects to the local public switched telephone network in major metropolitan areas in Russia.

International and Domestic Long Distance Services. We offer international long distance services to our customers via our FTN, which covers the entire territory of Russia and also includes eight international communications transit nodes across Russia.

We provide DLD services primarily through our FTN, proprietary and leased capacity between major Russian cities and through interconnection with zonal networks and incumbent networks. We also offer very small aperture terminal satellite services to customers located in remote areas.

Dedicated Internet and Data Services. We provide our business customers with dedicated access to the Internet through our access and backbone networks. We also offer traditional and high-speed data communications services to business customers who require wide area networks (“WANs”) to link geographically dispersed computer networks. In addition, our company provides private line channels that can be used for both voice and data applications. We offer an IP virtual private network (“IP VPN”) service (based on multiprotocol label switching (“MPLS”) which is one of the most popular data services on the corporate market. Within the bounds of VPN service we also provide the ability to connect remote offices to a corporate IP VPN network via wireless GPRS/EDGE/3G networks. We are currently planning to use LTE wireless network in the near future. We also offer customers the ability to enter into service level agreements, which ensure the quality of our service.

Leased Channels. We provide corporate clients with the ability to rent channels with different high speed capacities. These “leased channels” are dedicated lines of data transmission.

Intellectual and Value Added Services. Our company offers an increasing range of value added services, including toll free (800) numbers, virtual PSTN number, SIP-connection, data center services, such as co-location, web hosting, audio conference, service level agreement (“SLA”), domain registration and corporate mail services. We also offer access to a variety of financial information services, including access to S.W.I.F.T., Bloomberg and all Russian stock exchanges.

Fixed Corporate and Cloud Services. We also offer to our corporate customers IPTV services, certain Microsoft Office packages (including SaaS), videoconferencing services (incl. Cisco WebEx) and sale, rental and technical support for telecommunications equipment. Our company is the first telecom operator in Russia, authorized by Microsoft to resell cloud service MS Office 365.

Managed Services. We offer our corporate clients packages of integrated services that include fixed-line telephony and Internet access, along with the additional services such as virtual PBX, and security services, such as firewall, distributed denial of service protection and local area network. This product allows customers to access their systems from various locations.

Equipment Sales. We offer and sell equipment manufactured by Cisco Systems, Alcatel-Lucent, Avaya, Panasonic, Huawei and other manufacturers. As part of our turnkey approach, we also offer custom solutions and services for the life cycle of the equipment, including its design, configuration, installation, consulting and maintenance.

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

There are three types of fixed-line voice services operators (local, zonal and long distance), which are determined in accordance with licenses held by an operator. According to regulations, every long distance voice call originating from a fixed-line customer in Russia and/or terminating with a fixed-line customer in Russia should be transmitted via all three levels of voice network. Every long distance call that originates or terminates with a mobile user must be transmitted on at least two levels of voice network. As a universal carrier and service provider, we combine all three levels of licenses and voice networks within Russia. We have a number of our own zonal networks and our own local networks in the most populated regions of Russia.

Our carrier and operator services division also provides domestic and international IP transit services to ISPs in Russia, Ukraine, the CIS and Baltic states. A smaller ISP can connect to our IP backbone and then use its network to access the Internet. Our IP backbone is an IP/MPLS network with more than 130 access points in Russia. Large Russian content providers such as “Mail.ru” have facilities which are located in our data centers and have Internet access via our IP backbone. More than 450 ISPs have an IP exchange with our network as full IP transit customers. We have global traffic exchange points in London, Frankfurt, Amsterdam, Stockholm and New York. These factors allow us to provide ISPs with high-level bandwidth and connectivity to both Russian and global Internet segments.

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

Internet Services. Our carrier and operator services division provides IP transit service to operators throughout the world. International operators require connectivity to the Russian Internet segment. In addition, our carrier and operator services division provides data center services to content providers.

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

Additional FTTB Services

FTTB IPTV. Currently the Beeline TV product is run in 37 regions. In 112 cities of the 37 regions, we provide IPTV service. As of December 31, 2013, we had more than 900,000 IPTV customers. Our service has two unique market features: first, all set-top boxes (“STBs”) are high definition (“HD”) technology compatible which allows us to broadcast HD content to every one of our customers. Second, we provide STBs with digital video recorder (“DVR”) functions, which allow users to watch TV content on-demand and to pause and rewind live television.

Wireless Broadband Internet Access. According to iKS Consulting, Beeline WiFi is the world’s largest metropolitan wireless network and includes the greater part of Moscow’s city center and many other areas of the city. As of December 31, 2013, our company had installed more than 12,000 WiFi access nodes in Moscow. Our most recognized partners in providing WiFi services are Domodedovo and Sheremetyevo Airports, McDonalds, Starbucks, Coffee-House, MEGA and IKEA trade centers.

Licenses for Fixed-line Business in Russia

The table below sets forth the principal terms of the fixed-line, data and long distance licenses which are important to our fixed business in Russia. We have filed or will file applications for renewal for all of our licenses that expire in 2014.

License Type	Region	Expiration Dates (Earliest/Latest)
Local Communications Services excluding local communications services using payphones and multiple access facilities	Moscow St. Petersburg Ekaterinburg Nizhny Novgorod Khabarovsk Novosibirsk Rostov-on-Don Krasnodar	August 30, 2016/March 9, 2017 March 9, 2017/May 23, 2018 February 16, 2016 March 9, 2017 October 31, 2015 March 9, 2017 March 9, 2017 December 31, 2014/March 9, 2017
Local Communications Services using multiple access facilities	Moscow St. Petersburg Novosibirsk Nizhny Novgorod Khabarovsk Ekaterinburg	September 21, 2016 September 21, 2016 March 9, 2017 March 9, 2017 March 9, 2017 July 20, 2015
	Rostov-on-Don	March 26, 2018
	Krasnodar	April 28, 2016/April 18, 2018

License Type	Region	Expiration Dates (Earliest/Latest)
Leased Communications Circuits
Services	Moscow	July 5, 2016/August 28, 2018
	St. Petersburg	June 8, 2015/October 4, 2017
	Novosibirsk	July 5, 2016/November 12, 2018
	Nizhny Novgorod	July 5, 2016/November 12, 2018
	Rostov-on-Don	July 5, 2016/November 12, 2018
	Khabarovsk	August 25, 2015/July 5, 2016
	Ekaterinburg	November 12, 2018
	Krasnodar	July 5 2016/November 12, 2018
Voice Communications Services in Data Transmission Networks	Moscow	March 15, 2016/May 25, 2016
	St. Petersburg	August 1, 2017
	Novosibirsk	August 1, 2017
	Ekaterinburg	September 5, 2018
	Nizhny Novgorod	August 1, 2017
	Rostov-on-Don	August 1, 2017
	Khabarovsk	April 18, 2018
	Krasnodar	August 1, 2017/April 18, 2018
International and National Communications Services
	Russian Federation	December 13, 2019
Telematic Services
	Moscow	November 21, 2015/July 5, 2016
	St. Petersburg	November 21, 2015/August 1, 2017
	Novosibirsk	August 1, 2017
	Nizhny Novgorod	August 1, 2017
	Rostov-on-Don	August 1, 2017
	Khabarovsk	June 26, 2017
	Ekaterinburg	September 5, 2018
	Krasnodar	September 14, 2015/August 1, 2017
Intra-zonal Communications Services
	Moscow	October 24, 2016
	St. Petersburg	October 24, 2016
	Novosibirsk	February 16, 2016
	Ekaterinburg	February 16, 2016
	Rostov-on-Don	February 16, 2016
	Khabarovsk	February 16, 2016
	Krasnodar	December 12, 2015/February 16, 2016
Data Transmission Services
	Moscow	July 5, 2016/April 17, 2019
	St. Petersburg	August 1, 2017/April 17, 2019
	Ekaterinburg	September 5, 2018
	Novosibirsk	August 1, 2017
	Nizhny Novgorod	August 1, 2017
	Rostov-on-Don	August 1, 2017

License Type	Region	Expiration Dates (Earliest/Latest)
	Khabarovsk	September 14, 2015
	Krasnodar	September 14, 2015/April 17, 2018
Communications Services for the Purposes of Cable Broadcasting	Moscow	December 6, 2017
	St. Petersburg	December 6, 2017
	Novosibirsk	December 6, 2017
	Ekaterinburg	December 6, 2017
	Nizhny Novgorod	December 6, 2017
	Rostov-on-Don	December 6, 2017
	Khabarovsk	December 6, 2017
	Krasnodar	August 27, 2016/December 6, 2017

Competition—Fixed-Line Business in Russia

Business Operations

Our fixed-line telecommunications business marketed as “Beeline Business” competes principally on the basis of unique convergent services and bundles, installation time, network quality, geographical network reach, customer service, range of services offered and price. We face significant competition from other service providers, including:

•	Rostelecom, a subsidiary of Svyazinvest, the state-controlled telecommunications company, for services in St. Petersburg and all of Russian regional cities;

•	MTS, for services to corporate customers and the SME market;

•	TransTelecom, owned by Russian Railways, for corporate data networking services across Russia;

•	Orange Business – for corporate data network services, convergent mobile and fixes services;

•	MegaFon, which provides convergent mobile and fixed-line services.

Wholesale Operations

For voice services, our main competitors are the long distance carriers Rostelecom, TransTelecom and OJSC “Multiregional TransitTelecom.” For IP transit and capacity services, our main competitors are Rostelecom, TransTelecom and MegaFon. In wholesale data networking we also compete with Orange.

Residential and FTTB Operations

In terms of end-user Internet penetration, the consumer Internet access business in Russia is already saturated and end-user Internet penetration is high.

The basic technologies of Internet access in Russia include: fixed-line broadband Internet access (comprising asymmetric digital subscriber line (“ADSL”), Ethernet, FTTB/FTTH, GPON/EPON, Docsis and other regional home networks) and wireless broadband Internet access (including WiFi, WiMax, 3G, 4G and CDMA).

Competition for customers in Russia is intense and we expect it to increase in the future as a result of wider market penetration, consolidation of the industry, the growth of current operators and the appearance of new technologies, products and services. As a result of increasing competition, Internet providers are utilizing new marketing efforts (for example, aggressive price promotions) in order to retain existing customers and attract new ones.

Our main competitors in the fixed-line broadband market in Russia are Rostelecom, MTS and its subsidiaries, Acado, Er-Telecom and various local home network providers. Competition is based primarily on network coverage, pricing plans, Internet connection speed, services quality, customer service level, brand identity and a range of value added and other customer services offered.

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

While pricing competition remains a factor, especially for voice and Internet access services, many corporate data networking customers place more value on network coverage, reliability and the ability to design, install and maintain LANs and WANs. These customers often require integrated solutions, including connections to offices located in different cities. To meet these requests, we currently offer a range of services aimed at providing installation and maintenance of customers’ equipment and local networks in Moscow and other regions. We currently provide full network support for a number of key clients, and we are actively working on new products, which we believe will allow us to provide a whole range of managed services, including managed IP VPN, managed PBX, managed customer premises equipment, managed security, cloud services (including IaaS, SaaS, PaaS, virtual machines, dedicated servers, disaster recovery and virtual data center services) and virtual desktop infrastructure (a type of managed workplace), managed storage and other value added services.

Residential and FTTB Operations

Fixed-line Broadband Internet Access. We offer a wide range of FTTB services tariffs targeted at different customer segments. There are four unlimited tariff plans with monthly fees but differing speeds for active Internet users. There is also a special tariff for mobile customers with certain preferences. We also provide a range of value added services such as static IP address, trusted payment, antiviruses (Kaspersky and Dr.WEB) and WiFi routers.

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

Pay TV (cable TV) Services. We offer two tariff plans: “Social” for customers who need basic TV channels, which includes 10-12 TV channels and “Commercial,” which includes 45-55 TV channels. As of December 31, 2013, we had more than 120,000 cable TV customers.

Fixed-line Telephony. We offer two telephony services for residential users: traditional time division multiplexing (also referred to as TDM) accessible in 39 Russian cities and VoIP-based services through FTTB technology in six Russian cities. All services offer fixed numbering and have competitive prices for local, zonal, international long distance and domestic long distance calls. As of December 31, 2013, we had approximately 160,000 fixed-line telephony customers.

Description of Operations of the Italy Business Unit

Our Italy Business Unit consists of our operations in Italy under our wholly owned subsidiary WIND Italy.

Mobile Business in Italy

Description of Mobile Services in Italy

Mobile Telecommunications Services

In Italy, we primarily offer our mobile telecommunications services under two types of payment plans: postpaid and prepaid. As of December 31, 2013, approximately 7.3% of our customers in Italy were on postpaid plans and approximately 92.7% were on prepaid plans.

Consumer Voice Offerings. In Italy, we provide a variety of consumer voice offerings tailored to specific market segments. Our voice offerings can be upgraded with a variety of option plans and value added services. Prepaid consumer customers can choose from tariff plans in which their prepaid credit is deducted on a per second basis at a billing rate per minute, or on a monthly basis at a flat rate per month choosing amongst one of the several available options. In addition to tariff plans similar to those offered to prepaid customers, we offer a number of all-inclusive flat rate monthly tariff plans to contract and prepaid consumer customers that include a set amount of calling minutes, SMSs and gigabytes of mobile Internet access for a fixed monthly fee.

For a description MTR and MNP, please refer to the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company— Regulation of Telecommunications – Regulation of Telecommunications in Italy.”

Corporate Voice Offerings. In Italy, we provide corporate voice services to large corporate customers, small and medium enterprises, or “SMEs,” and small office/home offices, or “SOHOs,” with our corporate voice offerings. For large corporate customers, who often solicit tenders for their mobile telephone requirements on a competitive basis, we offer customized services tailored to their specific requirements. For SME and SOHO customers, we offer more standardized products, such as all-inclusive tariff plans that offer customers a set amount of calling minutes, SMSs and gigabytes of mobile Internet access for a fixed monthly fee. We also offer a variety of add-on options to its standard corporate voice offerings. As interest for mobile applications (APPS) is growing, with the aim of bringing greater mobility to business processes, WIND Italy has also launched the Enterprise Mobility Services through strategic partnerships and vertical System Integrator agreements.

Consumer and Corporate Data and Value Added Service Offerings. In Italy, we provide a variety of mobile data services and value added services for telephone and computer to our consumer and corporate customers. WIND Italy has continued its growth in the Mobile Internet services due to an increase in the number of smartphones and improvements of its own offerings plans with bundle options, suited for both prepaid and postpaid customers, which include minutes of voice traffic, SMS, and mobile Internet browsing for a fixed monthly fee.

In Italy, we offer the following data services and value added services:

•	Mobile Internet. Our mobile customers can connect their mobile phones to the Internet using GSM, GPRS, LTE or UMTS technologies.

•

PC Mobile Internet. Our mobile customers can connect their mobile phones to a computer to be used as a modem to browse the Internet using GSM, GPRS or UMTS technologies. In addition, our customers can directly connect their PC to the Internet utilizing a dongle with a Wind SIM card.

•	BlackBerry. We offer our BlackBerry services to corporate, SME and consumer customers.

•

SMS and MMS. SMS offerings provide users with information such as news, sports, weather forecasts, horoscopes, finance and TV programming information, as well as a selection of games, ringtones, a chat service for customers as well as services specifically targeted at students. MMS provides multimedia (photo, video and sound) content, such as sports events, news, gossip, music and a chat service.

•

Content and Innovative Services: In 2013 WIND Italy had a strong focus on innovative services based on the mobile phone for payments with the aim of simplifying the customer’s life by improving the user experience; in addition WIND improved its MyWIND App, signed a partnership with Google for carrier billing and started roll-out in thirteen cities for mobile ticketing.

•	NFC: during 2013, WIND Italy implemented different initiatives to test NFC services.

International Roaming. Our mobile customers in Italy can use our mobile services, including SMS, MMS and data services where available, while roaming in other countries. Roaming coverage outside Italy is provided through our roaming agreements with approximately 479 international operators in 214 countries as of December 31, 2013.

Handset Offerings. We offer our customers in Italy a broad selection of handsets and Internet devices, which we source from a number of suppliers, including Nokia, Samsung, RIM, Sony Ericsson, LG, Huawei and Alcatel. The Italian market is a predominantly prepaid market and, as a result, mobile operators generally have provided limited handset subsidies, only to higher value customers.

Mobile Telecommunications Licenses in Italy

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

WIND Italy was awarded a 5 MHz block of UMTS spectrum for approximately €89.0 million in June 2009 for a term corresponding to the term of the original UMTS license.

In 2011, WIND Italy obtained 2 blocks at 800 MHz and 4 blocks at the 2600 MHz band. All other Italy’s main telecom operators Telecom Italia, Vodafone and H3G also obtained frequencies.

Recently the National Regulatory Authority (Autorità per le Garanzie nelle Comunicazioni, or “AGCOM”) started a public consultation on the guidelines to assign the 700 MHz frequencies to the television services. Part of the frequencies under evaluation will be assigned for five years, in order to be freed by 2018 for broadband services in accordance with the evolution of the European and ITU framework. In July 2013, AGCOM reviewed the plan of allocation of frequencies for digital terrestrial television network service. The lots of frequencies inside 700 MHz previously assignable for five years to TV have been cleared from the assignment procedures. In this plan revision, AGCOM sets out a gradual liberation of TV channel 57-60 (corresponding to the band 758-790 MHz) by 2016 and the liberation of the remaining portion of 700 MHz band by 2020. Subsequently, AGCOM resolution had been refined in October and December 2013. In January and March 2014 AGCOM issued two resolutions to handle some interference matters between Italian digital terrestrial television and the neighboring countries.

In 2013, AGCOM also started public consultation on the use of 3.6-3.8 GHz frequencies in order to understand the interest of the market in potential future assignment thereof as this range of frequencies could be suitable for international mobile telecommunication services. The consultation resulted in no assignment procedure being decided by the Authority. In 2013 AGCOM updated the assignment rules for frequencies in the band 26-28 GHz (suitable only for wireless local loop and short distance backhauling).

Competition—Mobile Business in Italy

The mobile telecommunication market in Italy in which WIND Italy operates is characterized by high levels of competition among service providers. WIND Italy expects this market to remain competitive in the near term, and competition may be exacerbated by further consolidation and globalization of the telecommunications industry.

In the Italian mobile telecommunications market, Telecom Italia, operating under the “TIM” brand name, Vodafone Italy, operating under the “Vodafone” brand name, and Hutchison 3G, operating under the “3” brand name, are our principal competitors. Telecom Italia and Vodafone have well established positions in the Italian mobile market and each has a greater market share than WIND Italy. Hutchison 3G has been aggressively seeking new customers through the use of handset subsidies, which are not customarily offered in the Italian market and heavily discounting its offering compared to WIND Italy. Following the intense competitive environment witnessed in the summer of 2013, some aggressive promotions of certain operators were discontinued in the fall of 2013.

Telecom Italia, as the incumbent in the market, has the advantage of longstanding relationships with Italian customers. Vodafone Italy is well positioned in the market and is perceived as having a technologically advanced and reliable network in the market. Certain of our competitors also benefit from greater levels of global advertising.

According to Informa Telecoms & Media, the four network operators in Italy offer mobile telecommunications services to approximately 87.0 million registered customers as of December 31, 2013, representing a penetration rate of approximately 142.8% of the Italian population. As of December 31, 2013 there were 17 MVNO/ESPs providing services in the Italian market, with an aggregate market share of approximately 6%. Penetration is distorted by the widespread use of multiple SIM cards by individual users. The market is mostly prepaid.

According to Informa Telecoms & Media, as of December 31, 2013, excluding MVNOs, Telecom Italia had a market share of 35.9%, followed by Vodafone with 29.1%, WIND Italy with 25.6% and Hutchison 3G with 9.4%.

Following the very intense competitive environment witnessed in the summer of 2013, some aggressive promotions of certain operators were discontinued in the fall of 2013.

Marketing and Distribution—Mobile Business in Italy

In Italy, we market our mobile, Internet, fixed-line voice and data offerings by employing a multibrand strategy of the WIND and Infostrada brands in their respective markets. Each of the WIND and Infostrada brand logos incorporates the distinctive “W” WIND logo, enabling cross-product brand identification. We also advertise our mobile, fixed-line and Internet products to consumers as the “Smart Fun” choice, emphasizing the quality, convenience and price of our products. We have recently decided to advertise our fixed-line and mobile offerings with the same testimonials of Giorgio Panariello and Vanessa Incontrada. These testimonials emphasize our group identity as one single great company offering combined solutions for mobile and fixed-line services. On occasion, we also sponsor concerts, television programs and sporting events.

WIND Italy made strong developments on digital touch points (Web sites, Mobile sites, MyWIND App, Self-care areas, Social Network) to improve the customer experience.

WIND Italy confirms its commitment to innovative startups and upcoming businesses: Wind Business Factor is the platform of business coaching and networking addressed to startups and new entrepreneurs (managers/businessmen).

At the end of 2013 WIND Italy launched All Inclusive Solidarity – closer to Italy, an initiative that confirms its commitment to social issues. Customers who opt for All Inclusive Solidarity, contribute with a donation of 50 cents per month to support concrete projects of social support and WIND Italy doubles the amount donated by each customer.

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

For our corporate customers in Italy, we use different marketing strategies depending on the nature and size of a customer’s business. For large corporate customers and SMEs, our marketing efforts are more customized and institutional in nature, and include one-on-one meetings and presentations, local presentations and presentations at exhibitions. We also advertise in the media. For the SOHO market, we advertise in the professional and general press and use airport billboards. For all corporate customers, we emphasize an integrated approach focusing on all three of our mobile, fixed-line voice and broadband capabilities.

In Italy, we sell consumer mobile products and services, including SIM cards, scratch cards, WIND branded and unbranded handsets through a significant number of points of sale. As of December 31, 2013, in Italy we had 167 WIND owned stores and approximately 532 exclusive franchised outlets operating under the WIND name. WIND Italy also utilizes 1,044 non-exclusive points of sale, 918 electronic chain store outlets and approximately 5,847other points of sale in smaller towns throughout Italy managed by SPAL S.p.A., our largest distributor in Italy in terms of points of sale. We also sell a portion of our consumer services online through WIND Italy’s website.

Sales to large corporate customers in Italy are made by a dedicated in-house corporate sales team, whereas sales to SMEs and SOHOs are undertaken by agents. In addition, we recently launched an online store aimed at business customers for the direct sale of mobile products and services known as “WIND Business Shop” on WIND Italy’s website.

Given the increasing importance of Customer Experience as a strategic element of differentiation in the market, WIND Italy has created a new function for the Customer Experience Development. This function’s objective is to ensure the continuous improvement of customer satisfaction, developing a customer experience model with the fundamental support of all business functions. The activity will be carried out using a methodology based on NPS (Net Promoter Score). This indicator is able to correlate the level of loyalty and growth and it is now used worldwide to assess the quality of customer experience. NPS is becoming increasingly central to the WIND Italy’s strategy; in addition to being measured periodically through market research, NPS will be used as a tool for continuous monitoring of customer perception when interacting with WIND Italy In this way, it will be possible to better assess the level of customer satisfaction and implement improvement actions. Top management will have a continuous alignment on the results and it will guarantee the necessary level of commitment.

Fixed-line Business in Italy

Description of Fixed-line Services in Italy

In Italy, we offer a wide range of fixed-line voice and Internet broadband services. We offer these services to both consumer and corporate customers.

Our fixed-line voice customer base in Italy consisted of approximately 3.0 million customers as of December 31, 2013. Our direct customers mainly comprise LLU customers.

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

In 2013 we launched services in fiber FTTH (Fiber To The Home) in Milan in partnership with Metroweb.

Internet and Data Services

In the broadband access market in Italy, we mainly offer our products directly through LLU. We offer broadband to both direct and indirect customers, so long as the line is ADSL or ADSL 2+ capable.

We also offer fixed-line voice and broadband services in Italy through bundled offerings such as “All Inclusive” and “Absolute ADSL” packages which, for a fixed monthly fee, provide customers with a fixed-line voice service and unlimited connectivity to broadband. In addition, we offer a bundled offering with a fixed-line voice service, unlimited connectivity to broadband and a mobile SIM with All Inclusive postpaid and prepaid offer.

Consumer Voice Offerings

Throughout Italy, we provide traditional analog voice telephone service, or “PSTN access,” digital fixed-line telephone service, or “ISDN access,” and value added services, such as caller ID, voicemail, conference calls, call restriction, information services and call forwarding. However, an increasing number of our customers in Italy subscribe to bundled fixed-line voice and Internet broadband offerings.

Corporate Voice Offerings

In Italy, we provide PSTN, ISDN and VoIP fixed-line voice services, data services, value added services and connectivity services to corporate customers, including large corporate customers, SMEs and SOHOs.

For larger corporate customers in Italy, we typically tailor our offerings to the needs of the customer and, where applicable, to competitive bidding requirements. We offer our large corporate customers direct access to our network through microwave links, direct fiber optic connections or, where we do not offer direct access, via LLU, dedicated lines leased from Telecom Italia. We also offer large corporate customers national toll free and shared toll. We typically offer its SME and SOHO off the shelf plans rather than bespoke offerings.

In Italy, our offerings tailored for SME and SOHO customers include “All Inclusive Business” providing unlimited calls to national fixed and mobile and unlimited Internet access; in addition, “Internet Pack” offer includes one Wi-Fi router, one Internet Key 3G along with a Data SIM contract. The “WIND Impresa” offer provides six to 60 simultaneous voice calls, on VoIP technology and a combined service for renting, running, and maintaining telephone switchboards. We offer customized services tailored to customers’ specific requirements based on the most advanced technologies.

Licenses—Fixed-line Business in Italy

In Italy, our fixed-line services are provided pursuant to a 20-year license obtained from the Italian Ministry of Economic Development in 1998. This license expires in 2018.

Competition—Fixed-line Business in Italy

In the Italian fixed-line voice market, the incumbent, Telecom Italia, maintains a dominant market position. Telecom Italia benefits from cost efficiencies inherent in its existing telecommunications infrastructure over which it provides its fixed-line coverage. As the main Italian telecommunications provider, Telecom Italia also benefits from corporate and public sector customers, coupled with recognition and familiarity. Swisscom and Vodafone have entered the fixed-line Internet, voice and data markets by buying out Fastweb S.p.A. and the Italian business of the Swedish carrier Tele2 (successively rebranded TeleTu), respectively. We expect that the fixed-line telecommunications market will remain competitive as a result of the presence of international competitors, the introduction and growth of new technologies, products and services, the declining number of fixed-line customers due to continued fixed-line to mobile substitution, continued migration from narrowband (dial-up) to broadband usage and regulatory changes (for example, in relation to LLU tariffs) in the Italian market, all of which may exert downward pressure on prices or otherwise cause our fixed-line customer base in Italy to contract, thereby impacting our revenue and profitability.

Four service providers, Telecom Italia, WIND Italy (with its brand Infostrada), Vodafone/TeleTu and Fastweb accounted for approximately 94% of the total broadband services actually accessed in the Italian market as of December 31, 2013.

Based on our internal estimates, as of December 31, 2013, Telecom Italia had approximately 6.8 million broadband customers in Italy, representing a market share of approximately 50.4% of broadband retail connections, followed by WIND Italy with approximately 2.2 million broadband customers, representing a market share of approximately 16.1% of broadband retail connections and by Vodafone/TeleTu, with approximately 1.7 million broadband customers representing a market share of approximately 12.9% of broadband retail connections. Fastweb had approximately 1.9 million active broadband customers, representing a market share of approximately 14.3% of broadband retail connections. All other operators had in the aggregate approximately 0.9 million broadband customers, representing a market share of approximately 6.3% of broadband retail connections.

Marketing and Distribution—Fixed-line Business in Italy

In Italy, we market our fixed-line voice, broadband and data services primarily through WIND Italy’s “Infostrada” brand.

The main sales channels for fixed-line voice and broadband services are represented by the shops and the toll-free number 159. In the Internet access market for consumer customers, the “Infostrada” web portal is an important and growing distribution channel. In Italy, we utilize sales agencies, WIND Italy’s call centers and a direct sales force to target sales of fixed-line voice and Internet services to corporate customers. However, in 2013, we have increasingly adopted pull sales channels which are more effective and efficient in order to increase the fixed business marginality.

We also offer bundled services in Italy that combine our mobile, Internet, fixed-line voice and data services with an integrated infrastructure and network coverage.

Description of Operations of the Africa & Asia Business Unit

Our Africa & Asia Business Unit covers our operations in Algeria, Burundi, Central African Republic, Pakistan, Bangladesh, and Laos and in Zimbabwe through our equity investment in Telecel Zimbabwe.

Mobile Business in Africa & Asia

Description of Mobile Services in Africa & Asia

In Africa & Asia, we generally offer our customers mobile telecommunications services under contract and prepaid plans. In Algeria, we also offer hybrid plans. As of December 31, 2013, we had the following percentages of contract and prepaid customers:

•	In Pakistan, 1.7% of our customers were on postpaid plans and approximately 98.3% were on prepaid plans.

•	In Bangladesh, 5.6% of our customers were on postpaid plans and approximately 94.4% were on prepaid plans.

•	In Laos, 1.6% of our customers were on postpaid plans and approximately 98.4% were on prepaid plans.

•	In Algeria, 2% of our customers were on postpaid plans, approximately 2% were on hybrid plans and approximately 96% were on prepaid plans.

•	In Burundi, 0.01% of our customers were on postpaid plans and approximately 99.9% were on prepaid plans.

•	In the Central African Republic, 0.2% of our customers were on postpaid plans and approximately 99.8% were on prepaid plans.

•	In Zimbabwe, 0.4% of our customers were on postpaid plans and approximately 96.6% were on prepaid plans.

Call Completion Services and Value Added Services

In Africa & Asia, we provide all of our customers voice services that include airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for predefined number of voice traffic and roaming fees for airtime charges when customers travel abroad.

In Africa & Asia, we generally provide our customers with a variety of value added services, including the following:

•	basic value added services, including caller-ID, voicemail, call forwarding, conference calling, call blocking and call waiting;

•	messaging services, including SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail) and mobile instant messaging;

•	content/chat/infotainment services, which vary depending on the country of the customer;

•	data access services (on GPRS and EDGE, and in certain countries, 3G); and

•	RBT.

Roaming

In Africa & Asia, our operations generally have active roaming agreements covering a number of countries in Europe, Asia, North America, South America, Australia and Africa. Our roaming arrangements vary according to the countries in which we operate, but generally cover all major roaming destinations.

•

In Pakistan, as of December 31, 2013 we had active roaming agreements with 270 GSM networks in 144 countries. In addition, as of December 31, 2013 we provided GPRS roaming with 144 networks in 88 countries. As of December 31, 2013, we provided our customers with CAMEL roaming through 48 operators in 39 countries.

•

In Bangladesh, as of December 31, 2013 we had active roaming agreements with 380 GSM networks in 141 countries. In addition, as of December 31, 2013 we had GPRS roaming facilities in 271 networks in 93 countries. We also offer in-flight and maritime roaming with Emirates Airlines and Malaysian Airlines.

•

In Laos, as of December 31, 2013 we had active roaming agreements with 268 networks in 128 countries. We provide data roaming cover to 124 networks in 59 countries as of December 31, 2013. Inbound roaming has played a key role among our roaming operation in Laos. As of December 31, 2013, we had roaming agreements with 266 roaming partners, accommodating roamers from 128 countries with data roaming.

•

In Algeria, as of December 31, 2013 we had active roaming agreements with 416 GSM networks in 155 countries and GPRS roaming with 178 networks in 90 countries. We also provided our customers in Algeria with CAMEL roaming through 133 operators in 78 countries as of December 31, 2013.

•

In Burundi, as of December 31, 2013 we had roaming agreements with 207 networks in 104 countries. We provide our customers in Burundi with CAMEL roaming through 34 operators in 28 countries as of December 31, 2013.

•

In the Central African Republic, as of December 31, 2013 we had active roaming agreements with 257 GSM networks in 138 countries. As of December 31, 2013 we provided our Central African customers with CAMEL roaming through eight operators in eight countries. We also had a national roaming agreement with Moov, which provided roaming for customers in three cities in the Central African Republic as of December 31, 2013.

•

In Zimbabwe, as of December 31, 2013 we had active roaming agreements with 356 networks in 148 countries. We also had five agreements with Telecel as the VPMN via the Link 2 One hub and VRS hub and 17 agreements with Telecel as the HPMN via the Link 2 One hub and VRS hub. We opened up CAMEL unilaterally to our inbound roamers and we currently have four unilateral partners in Botswana, Egypt, India and Zambia.

Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host’s network. We pay the host operator for the roaming services and then bill the amount due for the provision of roaming services on our customer’s monthly bill.

Interconnect Revenue

We have several interconnection agreements with mobile and fixed-line operators in Africa and Asia under which we provide traffic termination services. These services represent termination of incoming voice and data traffic from a network of our competitors when their customers call or send data to our customers.

Revenue from Sales of Equipment and Accessories and Other Revenue

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

Mobile Telecommunications Licenses in Africa & Asia

In Africa & Asia, our mobile telecommunications services are provided pursuant to licenses in the countries in which we operate. The following is a summary of the key terms of our licenses in Africa & Asia:

•

In Pakistan, we hold 2G, 3G WLL, Long Distance and International licenses for the entire territory of Pakistan and for Azad Jammu Kashmir and Gilgit Baltastan. The 2G licenses will expire in 2022 and the 3G license will expire 2029.

•	In Bangladesh, we hold a 2G and 3G license for the entire territory of Bangladesh. The 2G license will expire in 2026. The 3G license will expire in September 18, 2028.

•

In Laos, we hold 2G, 3G, WLL, ISP, WIMAX and IGW licenses for the entire territory of Laos. The 2G license will expire in 2022, while the 3G license was issued in November 14, 2012 (effective as of January 1, 2013) and is renewed on an annual basis.

•	In Algeria, we hold 2G, 3G ISP and VSAT licenses for the entire territory of Algeria. The 2G license will expire in 2016. The 3G license will expire in December 2, 2028.

•	In Burundi, we hold 2G, 3G, WLL and WIMAX licenses for the entire territory of Burundi. The 2G and 3G licenses will expire in 2014.

•	In the Central African Republic, we hold 2G, 3G, WLL, WIMAX ISP and VoIP licenses for the entire territory of the Central African Republic. The 2G and 3G licenses will expire in 2038.

•	In Zimbabwe, we hold 2G, 3G, International Gateway and Long Distance carrier licenses for the entire territory of Zimbabwe.

Competition—Mobile Business in Africa & Asia

Pakistan

The Pakistani telecommunications sector experienced significant growth over the past ten years due to a variety of reasons. The advent of several new operators to the market has increased the level of competition and resulted in an overall drop in prices making it more affordable for consumers to own mobile phones. Additionally, the continuous investment in network expansion carried on by operators provided a higher percentage of the Pakistani population with access to mobile services as compared to before. The availability, affordability and ease of use of handsets also contributed to the growth of the overall mobile industry.

According to the Pakistan Telecommunications Authority, there were approximately 132.3 million customers in Pakistan as of December 31, 2013, representing a penetration rate of approximately 73.5% (inclusive of Azad Jammu Kashmir and Northern Areas). The Pakistani mobile telecommunications market has five main operators: Mobilink, Telenor Pakistan, Ufone, Warid and Zong. Telenor Pakistan is a member of Telenor Group and has been operating commercially in the market since 2005. Ufone is a member of the Etisalat Group and started operations in 2001. Warid started its operations in 2004. Zong is fully owned by China Mobile and is the fastest growing mobile telecommunications provider in Pakistan.

The below table shows the number of customers per operator as of December 31, 2013:

Operator	Customers in Pakistan (in millions)
Mobilink (VimpelCom)	37.6
Telenor Pakistan	33.4
Ufone	25.0
Warid	12.8
Zong	24.0

Source: The Pakistan Telecommunications Authority

Bangladesh

The mobile telecommunications industry was introduced late in Bangladesh. Since GrameenPhone (GP) launched its GSM technology in 1997, the industry has grown rapidly. In the last decade the penetration increased from 0.8% (in 2002) to 68.3% in 2013. Increased demand for mobile telecommunications services is largely due to the expansion of the economy of Bangladesh and a corresponding increase in disposable income; declining tariffs which have made mobile telecommunications services more affordable to the mass market customer segment; advertising, marketing and distribution activities, which have led to increased public awareness of, and access to, the mobile telecommunications market; and improved service quality and coverage.

According to the Bangladesh Telecommunications Regulatory Commission, there were approximately 113.8 million customers in Bangladesh as of December 31, 2013, representing a penetration rate of approximately 68.3%.

The mobile telecommunications market in Bangladesh is highly competitive. The top three mobile operators, Grameenphone, Banglalink and Robi, collectively held approximately 88.7% of the mobile market in Bangladesh as of December 31, 2013 (according to the Bangladesh Telecommunications Regulatory Commission). In addition to Grameenphone and Robi, we also compete with Airtel, Citycell and Teletalk. Grameenphone is a public limited company listed on the Dhaka and Chittagong Stock Exchanges. Grameenphone has two main shareholders, namely Telenor Mobile Communications AS (55.80%) and Grameen Telecom (34.20%). Robi Axiata Limited is a joint venture company between Axiata Group Berhad, Malaysia (91.6%) and NTT DOCOMO Inc, Japan (8.4%). Airtel Bangladesh Ltd. launched commercial operations in 2007. Warid Telecom International LLC, an Abu Dhabi based consortium, sold a majority 70.0% stake in the company to India’s Bharti Airtel Limited In January 2010, Citycell (Pacific Bangladesh Telecom Limited) was the first mobile communications company of Bangladesh and is the only CDMA network operator in the country. Citycell is currently owned by Singtel with a 45.0% stake and the rest is 55.0% owned by Pacific Group and Far East Telecom. Teletalk Bangladesh Limited is a Public Limited Company of the Bangladesh Government, the state-owned telephone operator, which launched its operations in 2004.

The following table shows our and our primary mobile competitors’ respective customer numbers in Bangladesh as of December 31, 2013:

Operator	Customers in Bangladesh (in millions)
Grameenphone	47.1
Banglalink (VimpelCom)	28.8
Robi	25.4
Airtel	8.3
Citycell	1.4
Teletalk	2.8

Source: The Bangladesh Telecommunications Regulatory Commission.

Laos

The Lao telecommunications market is very competitive, with aggressive promotions, low per-minute prices and rotational churn. With a penetration rate of less than 71% as of December 31, 2013, the market is still rapidly expanding, as evidenced by the growth in customers year after year as tariffs decline and handsets become more affordable.

According to Informa Telecoms & Media, there were approximately 4.8 million customers in Laos as of December 31, 2013.

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

The following table shows our and our primary mobile competitors’ respective market shares in Laos as of December 31, 2013:

Operator	Market Share
Unitel	55.9%
LTC	26.7%
VimpelCom Lao Co. (VimpelCom)	6.7%
ETL	10.7%

Source: For all companies except VimpelCom Lao Co., Informa Telecoms & Media. © 2013 Informa Telecoms & Media. All rights reserved.

Algeria

The mobile industry in Algeria has grown rapidly over the past ten years as a result of increased demand by individuals and newly created private businesses. Demand for mobile services is largely due to the expansion of the Algerian economy. Innovative services and declining tariffs have made mobile services more appealing to the mass-market-customer segment, while advertising, marketing and distribution activities, and improved service quality and coverage have led to increased public awareness of, and access to, the mobile telecommunications market.

According to Informa Telecoms & Media, there were approximately 40.1 million customers in Algeria as of December 31, 2013, representing a penetration rate of approximately 101.3%.

In Algeria, there are three mobile operators: Djezzy, operating through our subsidiary OTA; Mobilis, a subsidiary of Algeria’s incumbent operator, Algérie Télécom; and Ooredoo. Algérie Télécom launched its Mobilis GSM network in April 1998 and was the only operator until the second GSM license was awarded to OTA in July 2001, for a period of 15 years. OTA launched under the Djezzy brand in February 2002. Wataniya Telecom Algeria was awarded the third GSM license in December 2003. In December 2013, a 3G license was granted to all three operators. Competition is based primarily on local and international tariff prices, network coverage, quality of service, the level of customer service provided, brand identity and the range of value-added and other customer services offered.

Customer growth in Algeria’s mobile market is expected to slow down, and the attention is expected to shift to maintaining or improving the average revenue per user, which has continued to decline under intensifying price competition between the three networks.

Competition for customers in Algeria is intense and is expected to increase in the future as a result of greater market penetration and new technologies, products and services. As a result of increased competition, mobile providers are utilizing new marketing strategies, including aggressive price promotions, to retain existing customers and attract new ones.

The following table shows our and our competitors’ respective customer numbers in Algeria as of December 31, 2013:

Operator	Customers in Algeria (in millions)
Djezzy (VimpelCom)	17.6
Mobilis (AMN)	13.0
Nedjma (WTA)	9.5

Source: For all companies except Djezzy., Informa Telecoms & Media. © 2013 Informa Telecoms & Media. All rights reserved.

Burundi

The mobile industry in Burundi has grown rapidly in recent years. According to Informa Telecoms & Media, customer numbers have increased from 1.0 million at the end of 2009 to approximately 3.3 million at the end of 2013, representing a penetration rate of approximately 32%.

The mobile telecommunications market in Burundi has five main network operators: Leo Burundi, Econet Wireless, Africell Tempo, SMART Lacell, and Onatel. Leo Burundi is our subsidiary.

The following table shows our and our competitors’ respective customer numbers in Burundi as of December 31, 2013:

Operator	Customers in Burundi
Leo Burundi (VimpelCom)	1,734,000
Econet Wireless	805,000
SMART Lacell	279,400
Onatel Burundi	372,100
Africell Tempo	306,300

Source: For all companies except Leo Burundi., Informa Telecoms & Media. © 2013 Informa Telecoms & Media. All rights reserved.

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

According to Informa Telecoms & Media, there were approximately 1.31 million customers in the Central African Republic as of December 31, 2013, representing a penetration rate of approximately 28%.

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

The following table shows our and our primary mobile competitors’ respective customer numbers in the Central African Republic as of December 31, 2013:

Operator	Customers in CAR
Telecel CAR (VimpelCom)	407,562
Orange	356,000
Azur	246,750
Moov	131,000

Source: For all companies except Telecel CAR., Informa Telecoms & Media. © 2013 Informa Telecoms & Media. All rights reserved.

Zimbabwe

The mobile industry in Zimbabwe has grown rapidly over the past couple of years. Customer numbers have increased from fewer than 1.8 million at the end of 2008 to approximately 13.7 million at the end of 2013. The main drivers behind the growth of mobile communications in Zimbabwe is initially related to voice and increased desire for data services given its relatively young and dynamic population. Advertising, marketing and distribution activities and improved coverage have led to increased public awareness of, and access to, the mobile telecommunications market in Zimbabwe.

According to Informa Telecoms & Media, there were approximately 13.7 million customers in Zimbabwe as of December 31, 2013, representing a penetration rate of approximately 94.7%.

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

The following table shows our and our competitors’ respective customer numbers in Zimbabwe as of December 31, 2013:

Operator	Customers in Zimbabwe (in millions)
Econet	8.7
Telecel (VimpelCom)	2.6
NetOne	2.5

Source: For all companies except VimpelCom Lao Co., Informa Telecoms & Media. © 2013 Informa Telecoms & Media. All rights reserved.

Marketing and Distribution—Mobile Business in Africa & Asia

In Africa & Asia, we generally offer our customers contract and prepaid tariff plans, each offering different benefits and targeting a certain type of customer. We also generally offer our customers a wide range of value-added services to choose from and loyalty reward schemes. Below is a summary of our sales and distribution arrangements in the various countries in which we operate:

•

In Pakistan, we offer a portfolio of tariffs and products designed to cater to the needs and requirements of specific market segments, including mass-market customers, youth customers, personal contract customers, SOHOs (with one to five employees), SMEs (with six to 50 employees) and enterprises (with more than 50 employees). We offer corporate customers several postpaid plan bundles, which include on-net minutes, variable discount for closed user groups or “CUG,” and follow-up minutes based on bundle commitment. As of December 31, 2013, our sales channels include 20 company stores, a direct sales force of 40 permanent employees and 319 contractual employees, 419 franchise stores, 73 contractual direct-selling representatives, and over 208,262 third party retailers.

•

In Bangladesh, we offer our customers several national prepaid, contract and hybrid tariff plans, each offering a different benefit and targeting a specific type of customer. We divide our primary target customers into five categories: high-value customers (for the top 20% of our high-ARPU-generating customers); public call offices (a telephone facility in a public place providing calling-card-based domestic and international telecommunications services), enterprises (for companies with 15 or more employees), SME accounts (for companies with one to 15 employees) and mass customers. We also offer specific-business value-added services and special pricing based on volume and contractual commitment, which include Fleet Tracking and Bulk SMS. We provide our large enterprise accounts with specialized customer service and enterprise relationship management. We distribute our mobile services and products through our own shops, a direct sales force of 354 (317 permanent and 37 temporary) employees, telemarketing through 344 representatives and approximately 40,268 SIM retailers and over 167,652 airtime retailers, as of December 31, 2013.

•

In Laos, we offer pricing plans for contract, prepaid and Internet services for residential and corporate customers. Local price plans include plans for heavy users, handset packages and closed user groups for families and communities. Most tariffs are quoted in the local currency. We distribute our mobile services and products through ten exclusive distributors, 33 retail sales officers and 176 promoters.

•

In Algeria, we offer several contract and prepaid tariff plans, each offering a different benefit and targeting a certain type of customer. Our postpaid plans are targeted at our business customers and include “Djezzy Business” and “Business Control.” Our postpaid plans for residential customers include “Djezzy Classic” and “Djezzy Control.” Our prepaid plans for residential customers include “Djezzy Carte” and “Allo.” We also have a loyalty program called “Imtiyaz,” which gives customers bonus points depending on their usage. Bonus points can be exchanged for voice and messaging services or products. We also have an “Imtiyaz Elite” for our high-value customers, which offers additional benefits. We sell our mobile telecommunication services through indirect channels (distributors) and through our “Djezzy” branded shops, of which there were 89 as of December 31, 2013. Our nine exclusive national distributors cover all the 48 Wilayas and are distributing our products through 11,800 authorized points of sales. We also had a pool of more than 750 agents in a call center as of December 31, 2013. This pool of agents combines a series of insourced and outsourced agents that are directly managed by OTA management in three languages (Arabic, French and Amazigh).

•

In Burundi, we have a channel partner network to distribute our products and services across the country including isolated rural areas. As of December 31, 2013, the network consists of six super distributors nationwide, eight branded company-owned and company-operated service centers nationwide, 120 sub-distributors and 11,500 non-specialized independent retail outlets.

•

In the Central African Republic, we offer customers several national contract and prepaid plans, each offering a different benefit and targeting a specific type of customer. We divide our primary target customers into the following groups: contract accounts (for wealthier Central Africans and foreigners; NGOs; multilateral organizations and business people);

corporate floats (prepaid accounts created under one main corporate account) and prepaid or mass customers. We distribute our products and services through eight of our own shops, 5,787 registered dealers and numerous informal street resellers, as of December 31, 2013.

•

In Zimbabwe, we focus on providing our customers with high-tech mobile phone products at affordable prices. We have an array of value-added products that reward customers in a higher ARPU tier. We run a non-exclusive national indirect distribution model using superdealers across the country (regionally controlled), and street resellers. As of December 31, 2013, we used superdealers and more than 2,500 street resellers. We have eight regional offices and own shops in seven regions and a booth in the international airport.

Fixed-line Business in Africa & Asia

Our fixed-line business in Africa & Asia is limited to our operations in Pakistan, Laos, Burundi and the Central African Republic. We do not offer fixed services in other countries in which we operate in Africa & Asia. Our fixed-line business in Pakistan includes Internet, data and value added services over a wide range of access media, covering major cities of Pakistan. We also offer domestic and international long distance services, point-to-point leased lines, dedicated Internet services through our access network, virtual private network, or “VPN,” services, value added services, such as web hosting, email hosting and domain registration, DSL and xDSL services, WiMax services, VSAT services, Metro Fiber, which provides last mile access to the enterprise sectors in Karachi, Lahore and Islamabad and P2P radios for connecting to our network. In Laos, we offer WiMax covering few cities with low uptake. In Burundi, we offer WiMax 16d fixed broadband services using Alvarion equipment. In the Central African Republic, we offer limited fixed services, which include dedicated and shared Internet connections using WiMax.

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

Description of Operations of the Ukraine Business Unit

Mobile Business in Ukraine

Kyivstar Transformation program

Kyivstar experienced significant pressure on results in 2013, due to the transition to lower priced bundled tariff plans. Taking into account Kyivstar’s strong network performance and capacity, Kyivstar, during 2013, implemented commercial measures to improve mobile service revenue trends, through its transformation program to refocus its commercial strategy from volume-based to value-based management with a customer centric approach and concentrating on customer excellence.

Description of Mobile Services in Ukraine

Mobile Voice Services

As of December 31, 2013, approximately 8.9% of our customers in Ukraine were on postpaid plans and approximately 90.9% of our customers in Ukraine were on prepaid plans.

Call Completion and Value Added Services

In Ukraine, we offer the same call completion and value added services as in Russia. For a description of these services, see “Item 4—Information on the Company—Description of Operations of the Russia Business Unit—Mobile Business in Russia—Description of Mobile Services in Russia—Value Added Services including Data Revenue.”

Roaming

As of December 31, 2013, Kyivstar provided voice roaming on 420 partner networks in 195 countries, GPRS roaming on 313 networks in 157 countries and 3G roaming on 123 networks in 177 countries.

Wireless Internet Access

In Ukraine, we provide our customers with wireless Internet access through GPRS/EDGE networks. The service, which was commercially launched in 2008 offers customers special wireless USB modems, which provide a simple way to access the Internet throughout Ukraine without access to fixed-line broadband or a long-term contract. Customers receive a USB modem and SIM card with a pre-installed special Internet rate data plan.

Interconnect Revenue

We have several interconnection agreements with mobile and fixed-line operators in Ukraine under which we provide traffic termination services. These services represent termination of incoming voice and data traffic from a network of our competitors when their customers call or send data to our customers.

Revenue from Sales of Equipment and Accessories and Other Revenue

In October 2013 we canceled sales of handsets for B2C customers because of low margins for this business.

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

In 2013 the SCM group acquired Ukrtelecom, including its subsidiary “TriMob” LLC, the only UMTS license holder in Ukraine. The implementation of mobile number portability was postponed by the state regulatory body NCCIR at the end of 2013 and is expected to become effective as of July 2014.

The Ukrainian government subsequently announced plans to hold a tender to auction a 3G license. However, the proposed auction has been postponed indefinitely.

According to Informa Telecoms & Media, as of December 31, 2013, there were approximately 60.8 million customers in Ukraine, representing a penetration rate of approximately 135%. There are currently three mobile operators with national coverage in Ukraine: Kyivstar, Mobile TeleSystems—Ukraine (“MTS Ukraine”) and LLC Astelit.

The following table shows our and our primary mobile competitors’ respective customers in Ukraine as of December 31, 2013:

Operator	Customers (in millions)
Kyivstar (VimpelCom)	25.8
MTS Ukraine	22.7
Astelit	9.2

Source: Informa Telecoms & Media for all companies except Kyivstar. © 2013 Informa Telecoms & Media. All rights reserved.

Kyivstar and MTS Ukraine

Kyivstar competes primarily with MTS Ukraine, which is 100.0% owned by MTS, operates a GSM-900/1800 network in Ukraine. MTS Ukraine also received a CDMA-450 license in 2006. Kyivstar also competes with Trimob, a company which was separated from Ukrtelecom to provide services under a 3G license, which, according to Informa Telecoms & Media, had approximately 1.2 million customers as of December 31, 2013, and with other small CDMA players.

Other Competitors in Ukraine

Kyivstar also competes with Astelit, which operates throughout Ukraine and which had approximately 9.2 million customers as of December 31, 2013 according to Informa Telecoms & Media.

Marketing and Distribution—Mobile Business in Ukraine

In Ukraine, we offer several prepaid and contract tariff plans, each one targeted at a different type of customer.

We divide our primary target customers into two large groups:

•	B2B (subdivided into SME customers and LE customers); and

•	B2C (mass market) customers.

The Ukrainian mobile market operates primarily on prepaid plans. However, contract customers tend to generate higher ARPU for our company than prepaid customers. To attract more contract customers, we have differentiated our service levels to provide higher customer service to our contract customers, such as direct access to customer service agents on a dedicated contract customer service line, in addition to our initiatives to increase the flexibility and accessibility of the payment methods offered to contract customers.

Customer Loyalty Programs

In Ukraine, to promote brand loyalty we use “Kyivstar club” program, to provide a monthly bonus, which is a percentage of the amount spent by the customer’s usage per month and the length of time the customer has been a Kyivstar customer.

Fixed-line Business in Ukraine

Description of Fixed-line Services in Ukraine

Business Operations

We have constructed and own 24,375 kilometer fiber optic network (local FOL mobile, FTTB and fixed business), including 5,070 kilometers within cities, 2,991 kilometers (local FOL for mobile and fixed-line business) and 1,038 kilometers local FOL for FTTB in the Kyiv region, which is interconnected to the local PSTN in Kyiv, to other major metropolitan areas in Ukraine and to our gateway. We provide data and Internet access services in approximately 97 metropolitan cities in Ukraine.

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

In order to reduce dependency on other fixed-line operators we build our own transmission capacity between the base station network and the mobile switching centers, consisting of fiber optic cable and radio links. Between our base stations and base station controllers, we use mini links operating at 8 and 23 GHz, where capacity of MW is not a constraint. We have built dedicated fiber optic networks in large cities, such as Kyiv, Kharkiv, Odessa, Dnipropetrovsk, Lviv, Donetsk, Vinnytsya, Khmelnytskyy, Zaporizhzhya, Simferopol and Mykolaiv. As of December 31, 2013, we owned in total 45,980 kilometers of fiber optic cable (including Backbone and MAN) that reasonably satisfy our needs in terms of transmission network capabilities with a negligible level of leased capacity needed.

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

Dedicated Internet and Data Services. We provide a VPN service that has an integrated voice and data ISDN connection, frame relay, broadband digital customer line and dedicated Internet services.

Information Services. We provide telecommunications services to financial and banking companies, such as S.W.I.F.T., access to processing centers, news services to companies such as Reuters, as well as conduits to airline reservation systems in Ukraine. Our data center provides server co-location and hosting services for news agencies and financial and entertainment services providers.

Call Center Services. We launched our call center services in 2002 and are one of the main market players in providing hotline, telemarketing and other call center services for corporate clients in Ukraine. In 2013, we updated our call center platform and launched additional call center services, such as multimedia messaging.

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

We derive most of our carrier and operator services revenue in Ukraine from voice call termination services to our own mobile network, and voice transit to other local and international destinations. We have more than 100 national interconnections in cities in Ukraine through which we terminate traffic of our customers and generate revenue from call termination on our transits. We have 43 international interconnections with international partners for voice call termination and transit and 20 interconnects for data services.

Residential and FTTB Operations

In Ukraine, we offer the same spectrum of fixed-line and wireless Internet services. We began providing fixed-line broadband services in Ukraine in 2008 and as of December 31, 2013 provided services in 138 cities in Ukraine. In connection with this service, we have been engaged in project to install FTTB for fixed-line broadband services in approximately 47,200 residential buildings in 138 cities, providing over 64,000 access points.

Licenses for Fixed-line Business in Ukraine

The table below sets forth the principal terms of the licenses which are important to our fixed-line business in Ukraine.

License Type	Region	Expiration Date
International communication	All of Ukraine	August 18, 2019
Long-distance communication	All of Ukraine	August 18, 2019
Local communication	All of Ukraine	August 29, 2015

Competition—Fixed-line Business in Ukraine

Business Operations

In the voice services market for business customers, we compete with Ukrtelecom, Datagroup, Vega, and a number of other small operators. There is a high level of competition with more than 2,000 ISPs in Ukraine. Our main competitors in the corporate market for data services are Ukrtelecom, Volia, Vega and Datagroup. In 2013 SCM Group acquired Ukrtelecom, Ukraine’s incumbent telecom operator.

In the fast growing residential broadband Internet market, we compete with Ukrtelecom and Volia as well as with strong local players across Ukraine.

Wholesale Operations

In Ukraine, carrier and operator services market competitors include Datagroup, Ukrtelecom, and Vega.

Consumer Internet Services

Our main competitors for provision of consumer Internet services in Ukraine are Volia and Ukrtelecom. From December 31, 2012 to December 31, 2013, we significantly increased the number of broadband customers in Ukraine by 24.3% from 612,665 to 761,532.

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

Fixed services have significant potential considering positive difference in market share and brand preference for the B2B market. Fixed-line services are used as an effective tool to acquire, develop and retain corporate large accounts, especially in financial, agricultural and retail sectors. For customer acquisition we use a two-step approach: first, we acquire customers with fixed-line services, and then we promote our mobile service. For that purpose Fixed-Mobile convergent services and offers were developed.

M2M market is experiencing significant growth. Special M2M offers and a number of value added services are being used to benefit from this market growth.

Residential and FTTB Operations and operator services revenue in Ukraine

Our marketing strategy is focused on attracting new customers. We offer several tariff plans, each one targeted at a different type of customer. In 2013 our consumer fixed-line Internet services business was supported by BTL activities, including a leaflets distribution, in areas where the service is provided. These efforts are supplemented by limited ATL as well as by direct sales conducted on a door-to-door basis in buildings in which broadband service is available.

Fixed-line Broadband Internet Access. We offer a wide range of FTTB services tariffs targeted at different customer segments. There are four unlimited tariff plans with monthly fees, which offer different speeds up to 100 Mbps for active Internet users.

xDSL Services

Revenue generated from xDSL service is insignificant and shows a steady decrease as this technology is being replaced by newer technologies.

Description of Operations of the CIS Business Unit

Mobile Business in the CIS

Description of Mobile Services in the CIS

Mobile Voice Services

As of December 31, 2013, approximately 2% of our customers in the CIS were on postpaid plans and approximately 98% of our customers in the CIS were on prepaid plans.

Call Completion and Value Added Services. In the CIS, we offer the same call completion and value added services as in Russia (except for location based services). For a description of these services, see “—Description of Operations of the Russia Business Unit—Mobile Business in Russia—Description of Mobile Services in Russia.”

Roaming. In the CIS, we have roaming arrangements with a number of other networks, which vary by country of our operations.

•	In Kazakhstan, as of December 31, 2013 we provided voice roaming on 435 networks in 181 countries, GPRS roaming on 339 networks in 130 countries and CAMEL roaming on 163 networks in 88 countries.

•

In Uzbekistan, as of December 31, 2013 we provided voice roaming on 462 partner networks in 182 countries, GPRS roaming on 298 networks in 131 countries and CAMEL roaming on 187 networks in 89 countries.

•	In Armenia, as of December 31, 2013 we provided voice roaming on 389 partner networks in 171 countries, GPRS roaming on 273 networks in 124 countries and CAMEL roaming on 174 networks in 88 countries.

•	In Tajikistan, as of December 31, 2013 we provided voice roaming on 182 networks in 86 countries, GPRS roaming on 152 networks in 79 and CAMEL roaming in 87 networks on 52 countries.

•	In Georgia, as of December 31, 2013 Mobitel provided roaming on 143 partner networks in 90 countries, GPRS roaming on 101 networks in 81 countries and CAMEL roaming on 83 networks in 75 countries.

•	In Kyrgyzstan, as of December 31, 2013 we provided roaming on 428 partner networks in 159 countries, GPRS roaming on 56 networks in 47 countries and CAMEL roaming on 48 networks in 37 countries.

USB Modems

We have partnered with Opera Software to offer a “Beeline” branded version of the Opera Mini browser under a framework agreement that provides for the provision of such services in Kazakhstan, Armenia, Georgia, Kyrgyzstan and Tajikistan. Under this agreement, we have already begun to provide services in Tajikistan, Armenia and Georgia. In Kazakhstan, we provide customers with wireless Internet access over GPRS/EDGE/UMTS networks. Our UMTS/HSPA network was commercially launched in January 2011. The wireless Internet services that we offer include small screen Internet (data services and options in regular voice price plans) and large screen Internet (special Internet price plans bundled with USB modem or without a modem for PC and note/netbooks).

In Uzbekistan, we provide customers with wireless Internet access over GPRS/EDGE/UMTS networks. The UMTS/HSPA services were commercially launched in 2008 and the majority of the network was constructed in 2010. As of December 31, 2013, we provided UMTS services in 150 cities with a population of more than 50,000 each. We provide Internet services both for smartphones and feature phones as well as for USB dongles and tablet computers. We focus on small screen users and we have begun to integrate mobile services of popular social networks. Devices provided are locked for the Beeline network so that they only work within our network. We actively work on data pricing and 3G network optimization.

In Armenia, we provide customers with wireless Internet access over GSM/GPRS/EDGE/UMTS networks. UMTS services were commercially launched in 2009. For small screen customers, we launched data bundles for Internet access for a daily fee with unlimited data usage and a limit on speed only after a certain amount of usage per day and began to integrate mobile services of popular social networks, including, Odnoklassniki and Facebook. USB modems were commercially launched in July 2009. Customers receive a USB modem and SIM card with a pre-installed special Internet rate data plan.

In Tajikistan, USB modems were launched in January 2008. We provide our customers with wireless Internet access via GSM/EDGE and UMTS networks. We provide Internet services for smartphones and feature phones as well as for USB dongles. In 2013, the usage of non-voice services 3G/GPRS Internet megabytes increased due to new Internet tariffs that Tacom offered. In addition, we have offered a new Internet option without data volume limitations.

In Georgia, USB modems were commercially launched for prepaid customers in June 2009 and modem traffic exceeded 15 million megabytes during 2013.

In Kyrgyzstan, we provide our customers with wireless Internet access through GPRS/EDGE/UMTS/HSPA+ networks. Our UMTS/HSPA+ network in Kyrgyzstan was launched in December 2010. USB modems were commercially launched for prepaid and contract customers in November 2009. We launched Plug&Play technology, which we call “Hi-Link,” in Kyrgyzstan in July 2012. We were the first operator in the CIS countries to offer such a service.

Mobile Telecommunications Licenses in the CIS

In Kazakhstan, we hold a national GSM-900/1800 and UMTS license for the entire territory of Kazakhstan, which has an unlimited term. The license can be terminated in certain circumstances, including voluntarily by the operator and in case of liquidation of the operator.

In Uzbekistan, we hold a national license for GSM-900/1800, UMTS and LTE covering the entire territory of Uzbekistan. This license expires on August 6, 2016. In 2013, we impaired our LTE license in Uzbekistan. For more information, see “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2013 Compared to Year Ended December 31, 2012—Impairment Loss.”

In Armenia, we hold a GSM-900/1800 and UMTS license for the entire territory of Armenia. The Armenian telecommunications regulator has issued a resolution, which came into force on March 3, 2013 which extend the term of the license from March 3, 2013 to March 3, 2028.

In Tajikistan, we hold national GSM-900/1800, UMTS and LTE licenses for the entire territory of Tajikistan. These licenses expire on June 18, 2014, July 13, 2015 and December 9, 2015, respectively.

In Georgia, we hold two GSM-1800 frequency licenses and one E-GSM frequency license for the entire territory of Georgia. These licenses expire on July 23, 2023, January 26, 2017 and January 25, 2018, respectively.

In Kyrgyzstan, we hold national GSM-900/1800 and UMTS licenses for the entire territory of Kyrgyzstan. These licenses expire on May 30, 2016 and October 23, 2015, respectively.

Competition—Mobile Business in the CIS

Kazakhstan

According to Informa Telecoms & Media, there were approximately 27.5 million customers in Kazakhstan as of December 31, 2013, representing a penetration rate of approximately 166.5%.

The following table shows our and our primary mobile competitors’ respective customer numbers in Kazakhstan as of December 31, 2013:

Operator	Customers (in millions)
GSM Kazakhstan	14.3
KaR-Tel (VimpelCom)	9.2
Tele2 Kazakhstan	2.8
AlTel	1.3

Source: Informa Telecoms & Media for all companies except KaR-Tel. © 2013 Informa Telecoms & Media. All rights reserved.

Uzbekistan

According to Informa Telecoms & Media, as of December 31, 2013, there were approximately 19.7 million customers in Uzbekistan, representing a penetration rate of approximately 67.7%.

The following table shows our and our primary mobile competitors’ respective customers in Uzbekistan as of December 31, 2013:

Operator	Customers (in millions)
Unitel (VimpelCom)	10.5
Ucell	8.5
Others	0.7

Source: Informa Telecoms & Media for all companies except Unitel. © 2013 Informa Telecoms & Media. All rights reserved.

It is expected that a third mobile operator will join Unitel and Ucell in the market in the fourth quarter of 2014.

Armenia

According to Informa Telecoms & Media, as of December 31, 2013, there were approximately 3.8 million customers in Armenia, representing a penetration rate of approximately 125.9%.

The following table shows our and our primary mobile competitors’ respective customers in Armenia as of December 31, 2013:

Operator	Customers (in millions)
K-Telecom	2.4
ArmenTel (VimpelCom)	0.7
Orange Armenia	0.6

Source: Informa Telecoms & Media for all companies except ArmenTel. © 2013 Informa Telecoms & Media. All rights reserved.

Tajikistan

According to Informa Telecoms & Media, as of December 31, 2013, there were approximately 11.7 million customers in Tajikistan, representing a penetration rate of approximately 140.8%.

The following table shows our and our primary mobile competitors’ respective customers in Tajikistan as of December 31, 2013:

Operator	Customers (in millions)
TCell	3.3
Tacom (VimpelCom)	1.3
Babilon Mobile	3.5
MegaFon TJ	3.0
TK Mobile	0.6

Source: Informa Telecoms & Media for all companies except Tacom. © 2013 Informa Telecoms & Media. All rights reserved.

Georgia

According to Informa Telecoms & Media, as of December 31, 2013, there were approximately 5.0 million customers in Georgia, representing a penetration rate of approximately 115.3%.

The following table shows our and our primary mobile competitors’ respective customers in Georgia as of December 31, 2013:

Operator	Customers (in millions)
Geocell	1.8
Magticom	1.7
Mobitel (VimpelCom)	1.1
Aquafone	0.2
A-Mobile	0.2

Source: Informa Telecoms & Media for all companies except Mobitel. © 2013 Informa Telecoms & Media. All rights reserved.

Kyrgyzstan

According to Informa Telecoms & Media, as of December 31, 2013, there were approximately 6.3 million customers in Kyrgyzstan, representing a penetration rate of approximately 113.1%.

The following table shows our and our primary mobile competitors’ respective customers in Kyrgyzstan as of December 31, 2013:

Operator	Customers (in millions)
Sky Mobile (VimpelCom)	2.7
Alfa Telecom (Megacom)	2.5
Aktel	1.0

Source: Informa Telecoms & Media for all companies except Sky Mobile. © 2013 Informa Telecoms & Media. All rights reserved.

Marketing and Distribution—Mobile Business in the CIS

All our mobile operations in CIS divide their primary target customers into five large groups:

•	large account corporate customers (business market);

•	SME customers (business market);

•	high ARPU customers (consumer market);

•	youth segment (consumer market); and

•	mass market customers.

In Kazakhstan, we offer more than ten different regional and nationwide tariff plans for the consumer market and more than ten different tariff plans for our business segment, each targeted at a different type of customer. In order to promote further growth of our customer base, we seek to offer a number of advanced services to corporate and mass market customers with high ARPU, while at the same time providing lower priced services for the more cost-sensitive mass market customers.

In Uzbekistan, we offer different prepaid tariff plans in two currencies (U.S. dollars and Uzbek soms). We have developed a leading position across most segments on a platform of segment customized offers supported with strong product brands, having improved our position in the ‘high value’ segment following the network closure of a competitor by the Uzbek authorities and the launch of dedicated value proposition through “Status”. Our branded service New O! appeals to the upper segment of the mass market. For B2B clients we develop individual offers.

In Armenia, we offer several dram-based prepaid and contract tariff plans, each one targeted at a different type of customer. As of December, 2013, 19.7% of the ArmenTel customer base use postpaid plans. In order to promote growth of our customer base, we have implemented a regional program and launched new straightforward and affordable price plans.

In Tajikistan, we offer several Tajik somoni-based prepaid and postpaid tariff plans, each one targeted at a different type of customer.

In Georgia, we offer 12 national lari-based prepaid tariff plans and 18 contract-based postpaid tariff plans for our SME and large account corporate customers.

In Kyrgyzstan, we offer 12 som-based price plans for our mass market customers and 27 price plans for SME and large account customers.

Customer Loyalty Programs

We have loyalty programs in each of the CIS countries in which we operate. These programs are based on various principles with one main target to increase the lifetime and ARPU of our customers. As of December 31, 2013, we had more than 6.1 million customers participating in these programs in the CIS.

We used target marketing campaigns in order to reduce churn. In the CIS countries in which we operate, around 1000 targeted marketing campaigns were launched in 2013.

Our distribution strategy is also targeted on churn prevention. We launched new trade terms for partners (dealers, distributors) based on customer ARPU in each of the CIS countries in which we operate. We also changed one of the main KPIs for all employees from Gross adds to Net adds.

Fixed-line Business in the CIS

Description of Fixed-line Services in CIS

Business Operations

Kazakhstan. We focus on small and medium businesses, offering services, including, high-quality, high-speed Internet, fixed-line voice and data transmission. We also offer specialized services for multi-national corporations and financial institutions. We provide the following services for corporate customers:

•	hi-speed Internet access (including fiber optic lines, wireless technology, WiMax and satellite technology);

•	local, long-distance, international fixed-line voice services (including traditional telephony, IP and session initiation protocol (“SIP”) telephony);

•	local, intercity and international channels (including leased lines and IP VPN through fiber optic, wireless, WiMax and satellite technologies); and

•	organizational services for integrated corporate networks (including integrated network voice and data services).

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

Residential and FTTB Operations

In Kazakhstan, we offer the same spectrum of fixed-line broadband and wireless Internet access as in Russia. For more information, see “—Description of Operations of the Russia Business Unit—Fixed-line Business in Russia.” In Kazakhstan, we launched a co-branded version of Opera Software’s Opera Mini web browser and offer unlimited browsing services to our customers. We also launched various mobile Facebook services and have plans to launch others.

In Uzbekistan and Armenia, we offer the same spectrum of fixed-line broadband and wireless Internet access as in Russia. For more information, see “—Description of Operations of the Russia Business Unit—Fixed-line Business in Russia.” In Armenia, we offer PSTN-fixed and IP telephony services, as well as fixed-line broadband Internet access based on ADSL technology and dial-up services and wireless Internet access based on CDMA technology.

In Tajikistan, we launched a co-branded version of Opera Software’s Opera Mini web browser and offer unlimited browsing services to our customers. In Armenia, Georgia, Tajikistan and Uzbekistan, we launched various mobile Facebook services and have plans to launch others. We believe that our partnerships with Opera Software and Facebook give us competitive advantages and promote growth of small screen data users and their data ARPU.

Licenses—Fixed-line Business in CIS

The table below sets forth the principal terms of the fixed-line, data and long distance licenses that are important to our fixed-line business in the CIS.

License Type	Countries, Companies	Expiration Date
Local Communication Services	Uzbekistan, “Buzton”	July 5, 2016
	Kyrgyzstan, “Sky Mobile”	April 20, 2017
	Armenia, “Armentel”	March 3, 2028

International and National Communications Services	Armenia, “Armentel”	March 3, 2028
	Uzbekistan, “Buzton”	January 15, 2015
	Uzbekistan, “Unitel”	March 28, 2026
	Uzbekistan, “Unitel”	April 24, 2026
	Kyrgyzstan, “Sky Mobile”	May 30, 2016
	Tajikistan, “TAKOM”	August 11, 2016
	Tajikistan, “TAKOM”	September 7, 2016

Telematic Services	Tajikistan, “TAKOM”	July 24, 2017
	Kyrgyzstan, “Sky Mobile”	August 4, 2015

Data Transmission Services	Uzbekistan, “Buzton”	August 30, 2016
	Uzbekistan, “Unitel”	July 22, 2015
	Tajikistan, “TAKOM”	December 9, 2015
	Kyrgyzstan, “Sky Mobile”	May 30, 2016

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

Armenia. We are the largest fixed-line services operator in Armenia, where we offer a broad spectrum of fixed-line services to government, corporate and private customers across Armenia. There are more than 14 active operators in Armenia. The largest operators are U!Com, “Armenian Datacom Company” CJSC, GNC-Alfa and CrossNet. There has also been a consolidation of rival companies through strategic partnerships, mergers and acquisitions. For example, in 2011, the largest Russian fixed-line operator, Rostelecom, acquired telecommunication network services operator GNC-Alfa. U!Com acquired Icon communications and Netsys in 2011 and InteractiveTV in 2012. “Armenian Datacom Company” CJSC acquired FiberNet in 2010.

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

Residential and FTTB Operations

The basic technologies of Internet access in the CIS include fixed-line broadband Internet access (comprising ADSL and Ethernet); wireless broadband Internet access (including 3G, CDMA, WiFi); and dial-up. Our main competitors in Uzbekistan are UzNet, Sarkor, TPS, SharqStream and EVO. Our main competitors in Armenia are U!Com, Orange, VivaCell and Armenian Datacom Company. Rostelecom has announced that it launched fixed-line broadband Internet and telephony services for consumers in Armenia in December 2012 and launched digital television services in Armenia in 2013. Competition in the CIS is based primarily on penetration, price, included traffic and speed of connection.

Marketing and Distribution—Fixed-line Business in CIS

Kazakhstan. We are focusing our development in Kazakhstan on customer base and revenue growth, which we aim to promote by expanding our transport infrastructure, strengthening our position in the market, developing our sales efforts and data services.

Uzbekistan. In Uzbekistan, our strategy includes maintaining our current market position by retaining our large corporate clients customer base.

Armenia. In Armenia, our strategy includes focusing on customer retention and ARPU growth by developing new services, including Internet access through a fiber optic network with a guaranteed speed to corporate customers and government organizations.

Seasonality

Our mobile telecommunications business is subject to certain seasonal effects. Generally, revenue from our contract and prepaid tariff plans tend to increase during the December holiday season, and then decrease in January and February. Mobile revenue are also higher in the summer months, when roaming revenue increases significantly as customers tend to travel during these months. Guest roaming revenue on our networks also grows in this period.

Our fixed-line telecommunications business is also subject to certain seasonal effects. Among the influencing factors are the number of working days during periods and periods of vacations. Generally, our revenue from our fixed-line telecommunications business are lower when there are fewer working days in the period or a greater number of customers are on vacation, such as during the summer months.

Equipment and Operations

Mobile Telecommunications Equipment and Operations

Mobile Telecommunications Network Infrastructure

GSM, 3G and 4G/LTE technologies are based on an “open standards,” which means that standard compliant equipment from any supplier can be added to expand the initial network. Our GSM/GPRS/EDGE/UMTS/LTE networks, which use mainly Ericsson, Huawei, Alcatel-Lucent, Nokia Siemens Networks, Cisco Systems and ZTE equipment, are integrated wireless networks of radio base station equipment, packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. We manage all major suppliers centrally to leverage the whole group and ensure that we receive on an ongoing basis the best commercial terms possible. We make supplier selection decisions based mainly on compliance with technical and functional requirements and total cost of ownership, seeking to optimize network operations and provide the best value and experience to our customers.

Site Procurement and Maintenance

We enter into agreements for the location of base stations in the form of either leases or cooperation agreements that provide us with the use of certain spaces for our base stations and equipment. Under these leases or cooperation agreements, we typically have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs of buildings for radio units and antennas.

New Technology

We continue to move toward a high-speed broadband connection environment deploying new technologies in fixed-line and mobile networks. We are also introducing new network technologies aiming to improve customer experience, optimize network usage and increase investment efficiency, such as step-by-step migration to next generation architecture. In certain countries we have implemented key technologies to improve voice quality, such as tandem free operation (“TFO”), transcorder free operation (“TrFO”) and we are in the process of evaluating the introduction of HD Voice codecs. TFO and TrFO are the technologies that remove voice transcoding operations during the call so the voice quality can be improved and resources in media gateways can be saved. All these and following technologies are being implemented in commercial networks in Russia after testing to ensure the quality of the network.

In the area of data services’ we have successfully launched Data Traffic Management systems that provide the unique possibility to increase customers perception of mobile broadband services and at the same time more efficiently utilize network resources. We are currently working on extending the functionality of DTM infrastructure to further stretch the possibilities of data services monetization and improve the customer experience, such as Mobile Toolbar, Fair Usage Policy for data services, etc.

We are investing in radio access technologies that will ensure a high level of quality of our broadband services in the future, such as 3G/HSPA+, LTE, at the same time using the possibilities to optimize investments by rolling out Single-RAN network.

We have successfully conducted several pilots of technologies increasing network efficiency. One of the most significant projects is the SON (Self Organized Network) pilot in Moscow which yielded highly positive results.

In order to comply with Russian MNP regulations, as further discussed in the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws in Russia and other markets in which we operate may adversely affect our business,” we have launched MNP process in December 2013.

In order to comply with the requirements of the 4G/LTE licenses that OJSC VimpelCom was awarded in Russia in July 2012, OJSC VimpelCom has launched LTE services in seven regions in the Russian Federation in 2013. OJSC VimpelCom is currently expanding and improving its access and transport network in other regions of Russia to comply with further requirements, as further described in “Description of Operations of the Russia Business Unit—Mobile Business in Russia—Mobile Telecommunications Licenses in Russia—LTE License.”. We also have licenses for LTE services in Uzbekistan and Tajikistan and have launched three pilot LTE networks in CIS countries (the first fully-fledged live market pilots of LTE on post-Soviet territory).

We are also developing 3G HSPA and HSPA+ technologies on our mobile networks including introduction of HSPA+ dual carrier technology. To support radio interface expansion, we are continuously upgrading mobile backhaul with high speed IP and hybrid microwaves, connecting NodeBs to fiber.

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

Fixed-line Telecommunications Equipment and Operations

Fixed-line Telecommunications Network Infrastructure

Russia

Our transport network carries voice, data and Internet traffic of mobile network, FTTB and our fixed-line customers. The backbone of our transport network is optical cable network. The Big European Ring (main fiber ring) and a few rings in Central, Ural, Siberian, South and North Caucus regions connect the major cities in Western part of Russia and Eastern part up to and including Siberia. We also lease capacity from Rostelecom and Transtelcom to reach the Far-Eastern part of Russia. The New Chord provides additional protection and capacity for The Big European Ring. The total length of our optical cable network reaches 35,501 kilometers. We use satellite technology to connect remote Russian sites where on-land communications are not available. There are protected optical lines connecting Moscow and St. Petersburg, and which pass to Stockholm, London and Frankfurt. Two independent optical lines connect our optical networks in Russia and Ukraine. Three cross-boundary lines to Kazakhstan provide reliable connection to Kazakh, Uzbek and other Asian telecommunication operators.

Our regional transport networks are based on Wavelength division multiplexing (DWDM) technology, synchronous digital hierarchy (“SDH”) and metropolitan ethernet network (“MEN”) technology. The Metro DWDM networks are built in Moscow, St. Petersburg, Nijnij Novgorod, Ekaterinburg and other major cities of Russia. We have built the interregional (also called “zone”) transport networks that connect our sites in small towns and the countryside. The total length of local fiber cables is 42,164 kilometers and the total length of our zonal fiber cables is 37,528 kilometers. The MEN network is constructed in more than 200 cities, which provide our customers with IP VPN services, voice services and access to Internet.

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

FTTB

Our company is rolling out FTTB networks in Russia, Ukraine and the CIS. Our management has experience in the efficient roll-out of fiber optic networks in densely populated metropolitan areas. Technically, FTTB offers higher transmission speed, more bandwidth and better security compared to all existing xDSL and other quasi-broadband solutions. In Russia, where the local loop has not been unbundled and the quality of copper lines is generally poor, construction of fiber networks helps to create alternative high quality access to customers’ apartments.

As of December 31, 2013, we had approximately 2.3 million customers connected to our FTTB network in Russia. The network operates in 161 cities across Russia (136) and the CIS (24). The acquisition of Cortec in 2008 strengthened our company’s position in the broadband Internet market. We have the largest FTTB network in Moscow and the core broadband market in Russia.

Italy

In Italy, we have an integrated network infrastructure providing high capacity transmission capabilities and extensive coverage throughout Italy. Our mobile and fixed-line networks are supported by over 21,647 kilometers of fiber optic cable backbone in Italy and 4,880 kilometers of fiber optic cable MANs as of December 31, 2013. Our network in Italy uses a common system platform, which is referred to as the “intelligent network,” for both our mobile and fixed-line networks.

As of December 31, 2013 we had 1,458 LLU sites for direct customer connections (around 60% of the population is covered), and had interconnections with the incumbent operator in order to offer voice and data services to the rest of the population.

IP Network, based on MPLS hierarchical backbone and connected to main national and international operators, is developed in all of Italy and it is able to offer fixed and mobile broadband services to consumer and corporate customers.

Ukraine

Our transport network is designed to provide a full spectrum of telecommunication services for corporate and enterprise customers, including: Private Leasing Channel, voice, IP voice, L2VPN, IP VPN, and Internet access.

Our transport network is based on our optical cable network utilizing DWDM, SDH and IP/MPLS equipment. The DWDM and SDH networks connect all the main regional and mid-sized cities of Ukraine, including Kyiv, Kharkov, Dnipropetrovsk, Donetsk, Zaporozhye, Lviv, Odessa, Lugansk, Poltava, Sumy, Kirovograd, Kherson, Chernovtsi, Cherkassi, Vinnitsa, Zhitomir, Nikolaev Chernigov, Kherson, Uzgorod, Lutsk, Rovno, Ivano-Frankovsk, Ternopol, Khmelnitskiy, Simferopol, Sevastopol, Yalta, Kremenchug, Krivoy Rog and Mariupol. All our DWDM and SDH optical networks are fully ring-protected and can be self-healing which is necessary to ensure uptime of the transmission network. Our core IP/MPLS network is fully mesh-protected, meaning that the recovery mechanisms which provide different levels of protection or restoration against different failure modes are available for network uptime. It connects all the main regional cities of Ukraine. The total length of our fiber optic cables is 45,980 kilometers. We have SDH and Ethernet interconnections with major European carriers in Russia, Poland, Hungary, Romania, Slovakia and Belorussia.

Our interregional and metro transport networks are based on our optical cable and microwave systems utilizing SDH, PDH, Ethernet and IP/MPLS technologies. We have deployed metro SDH and IP/MPLS optical networks in more than 138 cities of Ukraine. The total length of fiber cables constructed within the cities is 24,375 kilometers.

Our IP/MPLS data network carries mobile network and FTTB IP traffic, allowing us to provide L2VPN, IP VPN and Internet services. We have interconnections with major European and Russian ISPs in Amsterdam (AMS-IX), Hungary (Level3), Germany (DE-CIX), Russia (Beeline) and Ukraine (Cogent, DATA-IX). We are interconnected with Ukrainian local ISPs Volia and Ukrtelecom and have Internet exchanges with UA-IX, DTEL-IX, Datagroup, Vega, Eurotranstelecom, Gigatrans, Colocol, Sotal, Topnet, Triolan, UARNet, Freenet.
Kyivstar’s fixed-line voice network is based on softswitch technology with dual homing for media gateways controllers (“MGCs”) and it has combined local-transit and long-distance functionality. It is possible to use PRI, SIP, H.323 connections for fixed-line business users and provide local and long-distance transit of voice services. Six media gateways (“MGw”) provide the interconnection with PSTN in 30 cities in most regions of Ukraine through TDM technology. Protected MGC provides voice services for customers through VoIP technology in the entire territory of Ukraine. In addition, MGC is connected to ten international VoIP operators. Similarly, Kyivstar’s fixed-line core network is connected to 77 TDM and 12 VoIP national operators. International voice services are provided by two international switching centers located in Kyiv and Dnipropetrovsk, which are integrated with the existing Kyivstar mobile network and have established connections with 39 international TDM operators. We are a provider of the long-distance service to both mobile and fixed-customers allowing us to optimize traffic cost.

We also have the separate fixed-line network of Golden Telecom Ukraine (“GTU”). It has the following three levels: local (class 5), long-distance and transit (class 4) and international. GTU fixed-line local voice networks, constructed in 29 cities throughout Ukraine, provide customers with fixed-line voice services. GTU’s local network in Kyiv is integrated into the telephone network and connected to two transit and local nodes of UTN. Similarly, GTU’s fixed-line network is connected in other regional centers of Ukraine providing 64 connections to transit and local nodes. It is possible to use PRI, SIP and H.323 connections for fixed-line business users and provide local and long-distance transit of voice services. GTU’s fixed-line network is connected to 50 TDM and 11 VoIP national operators. International transit of fixed-line voice services is provided by two Kyivstar ISCs and one own international switching center in Kyiv which is connected to four international TDM operators. The network provides mobile and fixed-line customers with long-distance voice services and minimizes GTU’s costs of traffic.

In the future we plan to merge Kyivstar’s and GTU’s fixed-line networks for local, long-distance and international transit voice services.

Kazakhstan

Our subsidiaries TNS-Plus LLP and 2Day Telecom LLP provide a wide spectrum of fixed-line telecommunications services, including Internet access, ADSL, FTTB, WiFi, WiMax, VoIP, VPN and VSAT. TNS-Plus owns more than 11,970 kilometers of fiber optic main lines across Kazakhstan, which are based on Ericsson SDH and Huawei SDH/DWDM equipment. As of December 31, 2013, we had approximately 183,824 customers connected via FTTB technology in Kazakhstan.

Uzbekistan

Our subsidiary Buzton’s network provides international telephony and Internet access through JSC Uzbektelecom. Buzton’s network consists of 116 nodes situated throughout Uzbekistan. The main technologies of our access networks are ADSL (15,608 ports) and FTTB (1,273 buildings). Our main line in Tashkent is based on fiber-optic equipment. The network also includes long-leased channels and local fiber optic networks in Tashkent, Zarafshan and Uchkuduk.

Armenia

ArmenTel’s fixed-line infrastructure covers all districts of Armenia with a full set of equipment (international gateway, digital-analog exchanges, Internet protocol digital customer line access multiplexers (“DSLAMs”), copper wire access network, fiber-optic backbone network, data network). Its network consists of 221,400 ADSL ports and 166 exchanges of which 119 are digital. Our company provides interconnection with international operators and national mobile operators in Armenia. ArmenTel’s CDMA Wireless Local Loop network is used to provide fixed-line telephone services to rural customers.

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

Properties

In Russia we own a series of five buildings consisting of approximately 26,000 square meters at 10, Ulitsa 8 Marta in Moscow. We use these buildings as an administrative office, technical center, warehouse and operating facility. In addition, we own a series of five buildings on Lesnoryadsky Pereulok in Moscow, constituting approximately 15,360 square meters, that are used as an administrative office, warehouse and operating facility. These buildings also house the main switches for our Moscow 3G/GSM network and our main and reserve IT centers. We have other offices at 4, Krasnoproletarskaya Street, in the center of Moscow. These consist of three leased administrative buildings of approximately 32,400 square meters. We own a portion of a building in the center of Moscow on Ulitsa 1st Tverskaya Yamskaya consisting of approximately 3,000 square meters that we use as a customer service center, administrative and sales office. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

In Italy we own certain sites where some of our telecommunications network equipment is located, including 287 radio centers (for all of which we own the towers and rooms for equipment, and for approximately 120 out of 287 we also own the land where the radio centers are located), 586 towers (from 15 meters up to 70 meters in height), about 5,900 towers on rented locations, excluding roof top sites, on which antennas for radio coverage are installed, and approximately 1,000 other minor towers.

Kyivstar owns a series of buildings consisting of 34,068 square meters at Degtyarivska, 53 in Kyiv. We use these buildings as offices, print-centers and call centers and switching centers. In addition, we own a number of buildings throughout Ukraine consisting of over 60.000 square meters that we use as office space, switching centers, call centers, sales centers, date centers and storage units; In Pakistan, our subsidiary PMCL owns a number of properties consisting of over 28,000 square meters, in Karachi, Lahore and Islamabad. The properties are all associated with its operations and include call centers, data centers, office buildings and switching stations.

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

Disclosure of Activities under Section 13(r) of the Securities Exchange Act of 1934

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” we are required to disclose whether we or any of our affiliates are knowingly engaged in certain activities, transactions or dealings relating to Iran or certain designated individuals or entities. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities – including non-U.S. entities that are not otherwise owned or controlled by U.S. entities or persons – and even when such activities were conducted in compliance with applicable law.

The following information is disclosed pursuant to Section 13(r). None of these activities involved our U.S. affiliates.

•

Our Armenian subsidiary, ArmenTel, and Telecommunications Company of Iran, or “TCI,” an Iranian Government-owned company, have an agreement for the provision of voice services, which has been in place since 2003. Under the agreement, ArmenTel sends direct traffic to TCI and TCI sends both direct and transit traffic to ArmenTel. We (including ArmenTel) did not provide any telecommunications equipment or technology to TCI. ArmenTel intends to continue providing voice services to TCI under the agreement for the foreseeable future. During 2013, our gross revenue received from these activities involving TCI were approximately US$203,000 and net profits were approximately US$25,000.

•

In 2001,our Russian subsidiary, OJSC VimpelCom, began providing telecommunications services, including mobile and fixed line services, to the Embassy of Iran in Moscow. The gross revenue for these services in 2013 was approximately US$29,000 and net profits were approximately US$14,000. OJSC VimpelCom intends to continue the services to the Embassy of Iran.

•

We have active roaming agreements with GSM mobile network operators in various countries throughout the world, including with TCI, MTN Irancell, Taliya Mobile and Telecommunication Kish Company (also known as TKC KIFZO) in Iran. TCI and MTN Irancell are owned or controlled by the Iranian Government, and our other roaming partners in Iran may be affiliated with the Iranian Government. Pursuant to our roaming agreements with these companies, our customers receive customary international roaming services on their networks, and their customers receive such services while roaming on our networks outside those countries. We intend to continue our roaming agreements with TCI, MTN Irancell, Taliya Mobile and TKC KIFZO for the foreseeable future. During 2013, our gross revenue received from roaming arrangements with TCI and MTN Irancell were approximately US$237,000 and US$19,000, respectively, and net profits were approximately US$121,000 and nil, respectively. During 2013, our gross revenue received from roaming arrangements with Taliya Mobile and TKC KIFZO were collectively approximately US$141 and no net profits.

Telenor ASA may be deemed an affiliate based on its indirect share ownership in us through Telenor East and the officers of the Telenor ASA group who are on our board. Telenor East has provided us with the information included below relevant to Section 13(r). This information relates solely to activities conducted by Telenor ASA subsidiaries and does not relate to any activities conducted by us. We are not representing the accuracy or completeness of such information and undertake no obligation to correct or update this information.

Various Telenor ASA subsidiaries have entered into roaming agreements and interconnection agreements with Iranian telecommunication companies. Pursuant to these roaming agreements, the Telenor subsidiaries’ customers are able to roam in the particular Iranian network (outbound roaming) and customers of such Iranian operators are able to roam in the relevant subsidiaries’ network (inbound roaming). For outbound roaming, Telenor subsidiaries pay the relevant Iranian operator roaming fees for use of its network by Telenor subsidiaries’ customers, and for inbound roaming the Iranian operator pays the relevant Telenor subsidiaries roaming fees for use of the Telenor subsidiaries’ network by its customers.

Telenor subsidiaries were party to the following roaming agreements and interconnection agreements with Iranian telecommunication companies in 2013:

(1) Telenor Norge AS, a Norwegian subsidiary, has roaming agreements with Mobile Telecommunication Company of Iran (“MCI”) and MTN Irancell (“Irancell”). During 2013, Telenor Norge AS recorded net expenses related to these roaming agreements of US$176,807.75 to MCI and US$53,774.62 to Irancell.

(2) Telenor Sverige AB, a Swedish subsidiary, has roaming agreements with MCI and Irancell. During 2013, Telenor Sverige AB recorded net expenses and net revenues related to these roaming agreements of US$9,984.28 in net revenues from MCI and US$13,422.32 in net expenses to Irancell.

(3) Sonofon AS, a Danish subsidiary, has roaming agreements with MCI and Irancell. During 2013, Sonofon AS recorded net expenses related to these roaming agreements of US$30,354.42 to MCI and US$10,571.76 to Irancell.

(4) Telenor d.o.o., a Serbian subsidiary, has a roaming agreement with MCI. During 2013, Telenor d.o.o. recorded a net expense of US$3,666.77 related to this roaming agreement.

(5) Telenor Magyarország Zrt, a Hungarian subsidiary, has a roaming agreement with MCI. During 2013, Telenor Magyarország Zrt recorded net revenues of US$20,087.76 related to this roaming agreement.

(6) Cosmo Bulgaria Mobile EAD, a Bulgarian subsidiary, has roaming agreements with MCI and Taliya Mobile (“Taliya”). During 2013, Cosmo Bulgaria Mobile EAD recorded net revenues related to these roaming agreements of US$11,982.71 from MCI and US$2.26 from Taliya.

(7) DiGi.Com Bhd, a Malaysian subsidiary, has a roaming agreement with MCI. During 2013, DiGi.Com Bhd recorded a net expense of US$193.86 related to this roaming agreement.

(8) Telenor Pakistan (Private) Ltd., a Pakistani subsidiary, has roaming agreements with MCI, Irancell, Taliya. During 2013, Telenor Pakistan (Private) Ltd. recorded net expenses and net revenues related to these roaming agreements of (i) US$21,548.32 in net revenues from MCI, (ii) US$9,014.98 in net revenues from Irancell, and (iii) US$32.87 in net expenses to Taliya.

(9) Total Access Communications Plc. (“dtac”), a Thai subsidiary, has roaming agreements with MCI and Irancell. During 2013, dtac recorded net expenses and net revenues related to these roaming agreements of US$257,139.33 in net revenues from MCI and US$11586.49 in net expenses to Irancell.

(10) Telenor Global Services AS, a Norwegian subsidiary, has an interconnection agreement with MCI. During 2013, Telenor Global Services recorded a net expense of US$891,066 related to this interconnection agreement.

Telenor and its subsidiaries intend to continue these agreements.”

Legal Proceedings

Current Legal Proceedings

For details of current legal proceedings, please see Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For details of the investigations by the SEC, DOJ and Dutch public prosecutor’s office, please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Risks Related to Our Business—We are subject to investigations by the SEC, DOJ and the Dutch public prosecutor, and are conducting an internal investigation and we are unable to predict the duration, scope or results of these investigations or their impact on us.”

Concluded Legal Proceedings

The legal proceedings contained in this section were concluded in the fiscal year ended December 31, 2013.

Wind Telecom Tax Audit

In early 2013, the Agenzia delle Entrate (“ADE”) (Italian tax authority) initiated an audit of Wind Telecom for the tax year 2009 and alleged that certain tax deductions taken by Wind Telecom in connection with the disposal of Wind Hellas and Wind Hellas’ affiliates were unlawful - allegations which Wind Telecom firmly denied.

On July 31, 2013, Wind Telecom agreed to settle the audit by agreeing to pay the sum of approximately EUR 31 million to the ADE (approximately US$42 million at the exchange rate as of September 30, 2013). Pursuant to the terms of the settlement, EUR 15 million of the settlement amount had to be paid (and was paid) within 20 days of the settlement date with the balance to be paid in quarterly instalments.

Pursuant to the indemnities contained in the share purchase agreement between the company and Orascom TMT Investments S.a.r.l. (formerly, Weather Investments II S.a.r.l), the company is pursuing reimbursement of a significant portion of the settlement from Weather II and has recorded the amount as an indemnification asset.

Regulation of Telecommunications

General Regulatory Environment

We are generally subject to regulation governing the operation of our business activities. Such regulation typically takes the form of industry-specific laws and regulations covering telecommunications services and general competition law applicable to all activities. The following section describes the regulatory framework and the key regulatory developments in Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine, Kazakhstan, Uzbekistan and Armenia. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. We are also subject to significant regulation in other countries in which we operate. Such regulations have a significant impact on our local operations in those countries, but we believe that such regulations are not material to our consolidated business and results of operations.

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

The Communications Law identifies a limited number of reasons pursuant to which licenses may be suspended by the licensing body, including identification of license violations, cancellation of permissions to use radio frequencies or failure to comply with the requirements of the notice issued by the licensing body within the cure period. Prior to suspension, the licensing body generally issues a warning that the license may be suspended if corrective action is not taken. The Communications Law also provides that a telecommunications license may be canceled for certain reasons, upon a claim by an interested person or the licensing body, such as provision of inaccurate information when applying for the license, failure to eliminate the circumstances which caused the suspension of the license validity or failure to perform obligations undertaken when receiving the license on the basis of a tender or an auction. The licensing body can also terminate a license in a liquidation or winding up of the license holder.

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

The Government Regulation No. 171 of March 16, 2011, “On Establishment of One-Off and Annual Payment Rate for Radio Frequency Spectrum Usage in Russia” (“Regulation 171”) established rules for charging one-off payments and annual payments for radio frequency spectrum usage in Russia. The rules govern all user categories and radio facilities operating in all types of networks. Pursuant to Regulation 171, which came into effect on January 1, 2012 and by Order No. 164 of June 30, 2011 “On approval of calculation procedure of one-off and annual payment for radio frequency usage in the territory of the RF,” the Ministry established the calculation procedure for one-off and annual payments. This calculation procedure was amended by the Order of the Ministry No. 352 of December 22, 2011 “On amendments to calculation procedure of one-off and annual payment for radio frequency spectrum usage in the territory of the RF, which was approved by the Ministry Order of June 30, 2011 No. 164,” which decreased the one-off payment rate and updated the calculation procedure for frequency assignments. The amendment came into effect on February 17, 2012. Pursuant to the amended regulation, the amounts of one-off and annual payments are determined by multiplying the rate by the quantity of frequency assignments indicated in the permit for radio frequency usage and by the index depending on the frequency bandwidth category (civil, governmental, joint use), population within a RED location, frequency range in use, working frequency channel width, the perspective of the radio technology and network social dimension. At present the one-off payment rate is RUB300 for one frequency assignment. The annual payment rate is RUB1,400. This calculation procedure was amended by the Order of the Ministry No. 121 of April 20, 2012 “On Amendments to Calculation Procedure of One-Off and Annual Payment for Radio Frequency Spectrum Usage in the Territory of the RF, approved by the Ministry Order of June 30, 2011 No. 164,” which decreased the population index within a RED location in the city of Moscow and the index of network social dimension for WiFi technology. This amendment came into force on May 13, 2012. Since November 25, 2013 the One-Off and Annual Payment Rate for radio technology standards are set in relation to radio frequency bands allocated by decisions of the State Radio Frequency Commission or specified in the license. The payment period for cellular radio technologies is calculated from the date of the decision of the State Commission for Radio Frequencies or the date of issue of the license in the case of license bidding.

Universal Services Fund

The Communications Law provides for the establishment of a “universal service fund” into which all telecommunications operators are required to make compulsory payments in order to compensate operators for losses from offering universal services in remote regions of Russia. An operator must make quarterly payments to the universal services fund of 1.2% of its quarterly revenue from communications services provided to customers and other users in the public communications network. Amounts paid as value added tax are excluded from the calculation of revenue.

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

The regulation of the Russian Government No. 539 dated October 12, 2004 “On the Procedure for the Registration of Radio-Electronic Equipment and High-Frequency Devices” (as amended) approved a list of certain high-frequency equipment manufactured or used in the Russian Federation that requires special registration by Roskomnadzor. The registration is specific to the entity that receives them and does not permit the use of the equipment by other parties.

Numbering Capacity

The regulation of the Russian Government dated July 13, 2004 No. 350 “On Endorsing the Rules for Distribution and Use of Numeration Recourses of the Unified Electric Communication System of the Russian Federation” (as amended) specifies the procedures for allocating numbering capacity and the use of numbering recourses under the Communication Law. The Federal Communications Agency is responsible for allocating numbering resources and for determining whether such resources are limited, and, in cases stipulated by the Communications Law, the Federal Communications Agency may change the allocated numbering capacity or withdraw it in full or in part. Further, the Federal Communications Agency is responsible for re-issuance of decisions on allocation of numbering capacity if an operator is reorganized. Under the Communications Law, an operator is required to pay state duties for the allocation of numbering capacity and access codes for telecommunication services for signal point codes. The amount of these duties is established by Russian tax legislation. Since December 1, 2013 the provisions of this regulation do not bind mobile operators to follow a requirement to use strictly allocated numbering capacity in the case of customer number transfers under MNP procedure.

Please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws in Russia and other markets in which we operate may adversely affect our business” for more information on the MNP laws in Russia.

A number of new regulations pertaining to certain aspects of the Russian federal numbering system were adopted. The two major areas affected by the regulations are as follows:

Numbering capacity usage in the “ABC” codes. Federal telephone numbers using the “ABC” code may be used by mobile customers only if they are registered as additional numbers under local communications services provisions. As these additional numbers can only be allocated to customers by the local network operators, all numbering capacity in the “ABC” code allocated under our GSM licenses was re-allocated under our license for local communications services. We entered into agreements for the provision of local and wireless communication services with new customers to whom we provide the numbers in the “ABC” code. Some of our customers use other fixed-line operators’ numbers based on our agency agreements with such operators. In order to implement the agency scheme, we have had to enter into new customer agreements with certain customers in order to add the relevant fixed-line operator as a party to such agreements.

Russian system and plan of numbering. A new system and plan of numbering was approved by the Ministry Order of November 17, 2006 No. 142 “On Approval and Introduction of Russian System and Plan of Numbering,” which materially changed the principles of numbering allocation and utilization in Russia. On June 15, 2012, the Ministry issued Order No. 158 “On Amendments to the Russian System and Numbering Plan,” that canceled DEF codes assigned to certain communication operators. On November 20, 2013, the Ministry issued Order No. 360 “On Amendments to the Russian System and Numbering Plan” that changed several codes. Under regulations currently in force, the DEF codes for mobile telephone communication network operators are as follows: 900-909, 910-919, 920-929, 930-939, 941, 949, 950-953, 958, 959, 960-969, 972-979, 980-989, 990-996, 999.

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

The Federal Law No. 304- FZ of 02.11.2013 introduced new requirements and methods of execution of the contract on mobile service. Mobile operators or dealers must occupy on a legal basis special premises for contractual work or must use for this purpose specially equipped means of transportation.

Also additional rules for contractual work of dealers were established. They must have a written document confirming their authority to conclude a contract with valid customer data and send a copy of the signed contract to the operator within the period of ten days from the execution date. Noncompliance with this legal demand is punishable by an administrative fine. In accordance with Federal Law 314 FZ dated November 25, 2013 free services to customers under mobile contract provisions are binding on a mobile operator in case of its infringement of terms stipulated by MNP procedures for transfer of the customers, numbers to the network of another operator until the completion of the transfer process.

The amendment to the Communications Law dated July 23, 2014 introduces a new type of additional service – Content Services provided by telecom operator directly or through third parties. Content services are rendered under conditions of the customer consent and providing all specified information. The mobile operator is liable to open an additional customer’s separate special account for Content Services payment. The customer shall be exempt from payment for Content Services in a case of violation of these requirements. This alteration will come into force on May 1, 2014.

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

Russian legislation also prohibits operators of public switched telephone networks from refusing to provide connections or discriminating between operators. However, a regional fixed-line operator may charge different interconnection rates to different wireless telecommunications operators, subject to certain limitations.

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

Regulation of Internet Services

Regulation 87 requires that an operator providing Internet services has a license for provision of telematic services and a license for data transfer. The procedure for transferring Internet traffic is not determined by regulation. Although currently there is no comprehensive regulatory scheme directly applicable to Internet content, the Russian media have reported that the Russian State Duma has considered the possibility of adopting legislation regarding Internet content. According to the Federal Law of July 27, 2006 No. 149-FZ, the Government Regulation of October 26, 2012 No.1101 and the “Temporal Procedure of Cooperation of the Register Operator with Hosting Provider and the Procedure of Obtaining Access to the Information Contained in the Register by the Communication Operator, Rendering Internet Network Access Services,” of October 25, 2012 approved by Roskomnadzor, all communication operators providing Internet access services beginning from November 1, 2012 must limit access to websites that contain information prohibited from being provided in Russia, which are listed in the applicable register. From February 1, 2014 the competence of Roskomnadzor will be extended in connection with the right to limit access under the request of the General Prosecutor on several issues.

Regulation of Telecommunications in Italy

AGCOM and the Communications Department of the Italian Ministry of Economic Development together regulate all aspects of the telecommunications markets in Italy, comprising the mobile, fixed-line and Internet markets following their own competencies deriving from existing EU regulations as adopted in Italy. Their regulatory powers mainly include licensing, authorizations, access interconnection, frequency allocation, numbering, universal service obligations, tariff regulation and their balancing and arbitration of disputes between operators.

AGCOM is financed by telecommunication operators through a fee based on operators’ financial results. The Public numbering schemes are decided by AGCOM while the Ministry is responsible for numbering management and assignation.

The Italian Competition Authority (Autorità Garante della Concorrenza e del Mercato) enforces competition law rules which prohibit anticompetitive agreements among undertakings, abuse of dominant position as well as reviews possible M&A deals which may create or strengthen dominant positions detrimental to competition.

Business undertaken by WIND Italy in the European Union is subject to the EU framework on telecommunications regulation which includes directives, recommendations and opinions. As such, as a member of the EU, Italy is required to implement directives issued by the EU, which directives may take effect automatically on a member state. Regulations adopted at the EU level also have general application and are binding and directly applicable to EU member states.

Licenses, Authorizations and Concessions

In Italy, licenses, authorizations and concessions for rights to use frequencies and numbering are required from the Ministry for Economic Development. The continued existence and terms of licenses, authorizations and concessions are subject to review by regulatory authorities and to interpretation, modification or termination by these authorities. Moreover, authorizations, licenses and concessions as well as their renewal terms and conditions may be affected by regulatory factors. WIND Italy is licensed to provide fixed-line and mobile telecommunications services in Italy. WIND Italy’s license to operate its GSM/GPRS network expires in 2018, while its UMTS license expires in 2029. On September 29, 2011, WIND Italy was awarded spectrum in both the 800 MHz and 2,600 MHz frequencies following completion of the competitive spectrum auction initiated by the Italian Ministry for Economic Development. The acquisition of 800 MHz frequencies by WIND Italy carries obligations of minimum broadband coverage. WIND Italy plans to make significant investments in its LTE network in this regard during the next several years.

Market Analysis

The Italian telecommunications market is regulated pursuant to a regulatory framework that was adopted by the European Commission in 2002 to harmonize the regulatory environment among European countries to promote convergence between telecommunications and broadcast networks and services, and to further encourage competition in the telecom market. This regulatory framework consists of the Framework Directive (2002/21/EC), Access and Interconnection Directive (2002/19/EC),

Authorizations Directive (2002/20/EC), Universal Service Directive (2002/22/EC), Data Protection Directive (2002/58/EC), Directive on competition in the markets for electronic communications services (2002/77/EC) and Regulation on unbundled access to the local loop (2000/2887/EC). This regulatory framework is further complimented by the EU radio spectrum policy, governed by the Radio Spectrum Decision (2002/676/EC), as updated in Commission Decision 2009/978/EU (amending RSPG), the Recommendation of the European Commission on Relevant Markets (2003/311/EC), or the “Initial Recommendation,” and the European Commission Guidelines for market analysis and the assessment of significant market power (2002/165/EC), or the “Guidelines.” The EU regulatory framework has been implemented in Italy through the adoption of the legislative decree of August 1, 2003, no. 259 (“Codice delle Comunicazioni Elettroniche,” or the “Electronic Communications Code”), which became effective on September 16, 2003. The Code was amended to be compliant with new EU new regulations by legislative decree 70/2012.

In 2009 the European Commission updated the regulatory framework introducing Directive 2009/140/EC (Better Regulation Directive) and Directive 2009/136/EC (Citizens’ Rights Directive) confirming market analysis procedural settings and granting certain powers to the European Commission to force NRA to operate in accordance with the European regulatory framework. The updated regulatory framework was implemented in Italy in May 2012 by legislative decree 70/2012, which introduced changes to the national Electronic Communications Code.

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

In 2011 AGCOM performed its third round of market analysis on mobile termination in order to define the new “glide path” (a gradual decline in mobile termination rates) for all four designated “significant market power” operators. Decision 621/11/CONS, officially published on January 4, 2012, follows the guidelines of the EC Recommendation on the Regulatory Treatment of Fixed and Mobile Termination Rates in the EU (2009/396/CE), and the cap values of the glide path are derived from the application of the BU-LRIC cost model consolidated by AGCOM in 2011 by Decision 60/11/CONS. The fourth round of market analysis on mobile termination started in February 2014 with AGCOM decision 50/14/CONS. The proceeding is in its initial phase.

In 2012 AGCOM performed its first round of market analysis of SMS termination wholesale services. AGCOM submitted to consultation a draft decision of “no exante regulation” for the SMS termination wholesale market. AGCOM published its final Decision 185/13/CONS in March 2013, confirming that the SMS termination wholesale market results are competitive, with no need for exante regulation. The European Commission didn’t express comments on the decision. A monitoring activity of the market will be performed by AGCOM, in compliance with AGCM comments on the draft proposal, on the effective progressive reduction of the SMS termination rate.

In September 2012, AGCOM started its third round of market analysis for Fixed-line Access markets M1 (Access to the public telephone network at a fixed location for residential and non-residential customers), M4 (Wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location), M5 (Wholesale broadband access) (390/12/CONS). In February 2013, AGCOM, under decision 91/13/CONS, included in the Market Analysis two other older proceedings: 41/12/CONS and 42/12/CONS (derived from the 1/12/CONS proceeding on fiber networks) respectively regarding the definition of a BU LRIC model for fiber (to be applied to Telecom Italia) and the impact of vectoring technology introduction. In April 2013, AGCOM published the public consultation on its draft proposal. The proposal covers the period 2014-2016, demanding to specific other proceedings (the reference offer approval proceedings) the service pricing definition for 2013 (based on cost orientation analysis). The prices proposed for 2016 were set based on BU LRIC model both for copper and fiber (new model defined for fiber). The proposal sets the LLU price in 2016 in the range 8.88-9.29 €/line/month. In Market 5 a geographical differentiation on price obligation was proposed, defining a price deregulation (only commercial base) in 128 Italian commons, considered by AGCOM as competitive, for virtual access services (Bitstream, VULA). In the proposal, vectoring introduction was allowed and SLU obligation canceled under certain conditions (with a complementary VULA obligation introduction for all the operators implementing a vectoring technology). Recently, by decision 65/14/CONS published in February 2014 the conclusion of the market analysis for the three-year period 2014-2016 has been postponed by 90 days also in order to permit to the operators the submission of further documents related to relevant new facts occurred after the second half of 2013.

In September 2013, AGCOM, with Decision 538/13/CONS, closed the proceeding 43/12/CONS regarding the possibility to apply symmetric regulation to all the operators on specific network bottleneck segments in FTTH fiber networks. AGCOM decision defined symmetrical access obligations to the terminating segment and to the building entry segment of NGA networks on all undertakings providing electronic communications networks. The terminating segment and the building entry segment of fiber networks have been identified as network bottlenecks as their duplication – in consideration of a number of technical, economic and administrative obstacles – would be economically inefficient or physically impracticable. As a consequence, any operator that deploys such infrastructures, regardless of its SMP status, must provide access to its network facilities.

During November 2013 AGCOM, with Decision 603/13/CONS, there started the third cycle of the market analysis for market 6 (terminating segments of leased lines, in all technologies – including interconnection segment). AGCOM performed the first phase of information collection (from operators) during December 2013. The public consultation on the AGCOM draft proposal is expected in the first quarter of 2014.

In October 2012, the European Commission launched a public consultation on the second review of the Recommendation on Relevant Markets, notably the list of predefined relevant markets subject to exante regulation, and WIND sent its comments. The procedure for the second review is to take place in 2014 and should define an updated list of relevant markets subject to exante regulation, which will be taken into account by each European NRA during the next review of the Market Analysis.

In September 2013, the European Commission published the Recommendation on costing and non-discrimination principles, after more than a year of negotiations with the various European institutional partners. Although no public consultation on the text took place, WIND, through ECTA, the European Competitive Telecommunications Association, contributed with its comments to the development of the Recommendation, The Recommendation shall be implemented at national level during the next review of market analysis and foresees a transition period until 31 December 2016 for the implementation of the recommended costing methodology in a NGA network scenario.

Adoption by Telecommunications Operators of Service Charters and regulation on Consumer Protection

AGCOM Resolution 179/03/CSP identifies quality indicators and certain criteria according to which telecommunications operators are required to set quality standards and sets the minimum requirements for the adoption by telecommunications operators of Telecommunications Services Charters. It furthermore establishes general criteria for the quality of telecommunications services, providing sanctions for non-compliance, including refunds for customers. In addition, AGCOM adopted specific resolutions on quality and services charters in relation to each of the main areas of electronic communications services (fixed-line voice calls, mobile and personal communications, Pay TV, Internet access) setting forth the level of quality for services typically provided in each of these areas. In respect of the obligations set out above, AGCOM adopted a number of resolutions, including Decision 79/09/CSP related to phone centers providing information to customers, establishing principles and rules related to the provision of minimum quality of service standards. With Resolution 588/12/CONS AGCOM started a public consultation for amending Decision 79/09/CSP. In June 2013, AGCOM started a technical working group in order to reform the regulation of call center quality related to the introduction of new digital modality of customer support. Regarding quality of service standards, in particular AGCOM adopted Resolutions 244/08/CSP, as amended and supplemented by Resolution 151/12/CONS, and 400/10/CONS under which, from October 2010, it is possible for customers to measure the quality of their fixed-line connection to Internet through a certificated and free software agent (so called Nemesys) downloaded into customers’ computers. In June 2010, in cooperation with FUB (Ugo Bordoni Foundation), AGCOM also started negotiating a technical table with all mobile operators, including MVNOs, to define indicators through which it is possible to measure quality of all mobile services and by Resolution 154/12/CONS AGCOM defined these indicators. AGCOM has also proposed numerous measures to protect customers. Among these, Decision 326/10/CONS introduced specific measures to avoid unexpectedly high billing in the mobile data retail market. AGCOM has also recently introduced Resolution 602/13/CONS providing the implementation of a database (SINB) with information about broadband coverage and commercial offers available for customers. On March 14, 2013, AGCOM launched a public consultation about distance contracts (Resolution 202/13/CONS) in order to modify the actual Regulation.

Copyright

In December 2013, AGCOM published the Regulation about copyright which establishes the procedure for the protection of copyright and the roles of the subjects involved. The regulation has entered into force on March 31, 2014. WIND is involved as access operator and as operator which provides hosting services and hosts on its platforms content uploaded by third parties.

Data Protection

In Italy personal data protection is governed by Legislative Decree No. 196 of June 30, 2003 (the “Personal Data Protection Code” or “PDPC”), the aim of which is to ensure that personal data are processed by respecting rights, fundamental freedoms and dignity, of the individuals concerned, particularly with regard to confidentiality, personal identity and the right to protection of personal data. Decree-Law No. 5 of February 9, 2012 repealed letter g) of paragraph 1 of Section 34 of the PDPC and Section 19, Annex B of the PDPC, addressing the obligation to approve the Security Policy Document (“Documento Programmatico sulla Sicurezza dei Dati—DPS”) every year, while keeping the regulations of the PDPC concerning the data protection security measures unchanged.

Legislative Decree No. 69 of May 28, 2012, that has ratified the European Directive No. 136 of November 25, 2009, introduced into the PDCP the “Personal Data Breach” definition and several new obligations of data controllers, such as compulsory notifications, in case of a breach to data protection, to the Italian Data Protection Authority (“Garante per la Protezione dei Dati Personali”), and to the subscribers whose data has been affected by the breach. On April 4, 2013, the Italian Data Protection Authority issued new provisions for telecommunication operators relating to the implementation of the law on disclosure of the personal data breach.

In November 2012, the Data Protection Authority launched a public consultation on draft general provisions on the subject of processing of personal data to request contributions and suggestions on the mechanisms to implement the new provisions on cookies introduced by Directive 2009/136/EC, as transposed into Italian law. The document details the initial guidance developed by the Italian Data Protection Authority, especially in order to ensure effective information of data subjects on the operation of cookies and the applicable requirements. ASSTEL (the not-for-profit Italian official Employers Association of the telecommunication operators) sent a document of contribution to the Data Protection Authority, and it is waiting for a reply by the latter.

In September 2013, the Data Protection Authority started a workshop with ASSTEL and other associations in order to identify simplified procedures for information referred to in Section 13 of Personal Data Protection Code and the acquisition of the online consent for the use of cookies, and it is currently ongoing.

In January 2014, the Data Protection Authority also launched a public consultation on draft general provisions on the subject of processing of personal data for the services of mobile remote payment. ASSTEL provided its contribution, and it is waiting for the issue of the provision.

In April 2014, the Data Protection Authority launched a public consultation on draft provisions for the establishment of a bad-payers database in the field of electronic communications services.

Universal Service Obligations

In Italy, fixed-line and mobile operators, including WIND Italy, are required to compensate Telecom Italia for net costs incurred by it for its universal service obligations, or “USO,” which require that it provide a basic level of services with a given quality to all consumers in Italy at affordable rates. The Ministry of Economic Development manages a USO fund financed by operators. AGCOM defines amounts of contributions and renewed its USO calculations for 1999 through 2003, following four legal appeals filed by Vodafone. The last AGCOM decision, concerning USO for 2006 (issued in August 2013), defines a nil USO net cost. In April 2014, AGCOM started a new USO consultation for 2007 proposing a nil USO net cost on the basis that it is not an “unfair burden”.

International Roaming

With respect to the European international roaming market, on June 30, 2007, the EU Regulation on Roaming (2007/717/EC), or the “Roaming Regulation,” came into effect. The Roaming Regulation provides a steady reduction in retail and wholesale roaming charges for calls made to destinations within the EU and the EEA while the customer is roaming in the EEA. As of July 1, 2009, the European Commission extended the scope and duration of the Roaming Regulation further reducing the caps applicable to roaming voice charges, while extending the glide path for roaming voice charges to 2012, and introduces a cap on the roaming charges that operators can charge for SMSs and mobile data services. Later, the Commission published the Roaming III Regulation on June 13, 2012 to update the previous 2009 Roaming Regulation II. The new regulation introduces further reduction glide path in wholesale and retail voice, SMS, data caps, and obligation to publish a wholesale reference offer to provide basic roaming services on a predefined basis, and introduces an obligation on the network operator to grant decoupling of roaming services from domestic ones and only data roaming access on a WiFi-like model (so-called Local Break Out) from July 2014.

Discussion at EU level on Single Market

In September 2013, the EU Commission proposed a new regulation called “Telecom Single Market” concerning international roaming, consumer rights safeguard, broadband market, spectrum policy, network neutrality and authorization regimes. Such proposal has been discussed at the EU Parliament that deeply modified it. The EU Council is still working on the issue. It is expected to evolve during 2014. On international roaming, the EU and the Parliament proposed an elimination of roaming retail surcharges in EU.

Interconnection Rates

Telecom Italia, the incumbent and former monopoly telephone services provider, owns and operates the largest fixed-line voice telephone network in Italy. As a result, the ability of other operators, including WIND Italy, to provide fixed-line voice and other telecommunications services is dependent on the ability of such other operators to interconnect with Telecom Italia’s network. Accordingly, the wholesale interconnection rates that Telecom Italia charges other operators are regulated by AGCOM through a wholesale (network) cap regime. Following the second round of market analysis, the relevant Decisions are: 731/09/CONS

(Wholesale fixed-line access), 2/10/CONS (Circuits), 179/10/CONS (Call collection and fixed-line termination), and 180/10/CONS (Wholesale transit) and 229/10/CONS (Fixed termination rate for 2011 both for Telecom Italia and alternative fixed-line operators). The TDM fixed-line termination rate for 2012 has been set for Telecom Italia (decision 92/12/CIR) and for other Alternative operators (decision 187/12/CIR). About the interconnection prices both for Telecom Italia and Altnets, AGCOM with resolution 668/13/CONS defined the prices for the period 2013-2015 (as described in the next section).

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

[1]	http://www.agcom.it/default.aspx?DocID=7756

	July 1, 2012	Jan 1, 2013	July 1, 2013
Eurocents/minute
Hutchison 3G	3.5	1.7	0.98
Telecom Italia	2.5	1.5	0.98
Vodafone	2.5	1.5	0.98
WIND	2.5	1.5	0.98

The glide path values derive from the new BU-LRIC cost model implemented by AGCOM in accordance with EU regulations in 2011 by Decision 60/11/CONS.

The financial impact of the regulated mobile termination rates on WIND Italy depends on the combination of a number of factors, which include the volume of calls made by customers of other operators that terminate on WIND Italy’s network (for which WIND Italy charges termination rates, which comprise its interconnection revenue), and the volume of calls by WIND Italy customers that terminate on the network of other mobile operators (for which WIND Italy is charged termination rates, which comprise WIND Italy’s interconnection expenses).

Following the appeal by H3G against TAR decision rejecting its appeal for the annulment of AGCOM decision 621/11/CONS, recently the Italian Council of State published a new decision about the values of H3G MTR in 2013, as well as the decisions on the appeals by WIND, VO and FW against Decision 621/11/CONS.

Moreover following a decision of the Council of State based on an H3G appeal, currently the values of MTR H3G in the period 1.11.2008-30.6.2009 are under revision by AGCOM.

The H3G MTR price set by AGCOM in the past for the same period was 13 €/cent/min (decision 446/08/CONS).

During November 2013, AGCOM submitted under consultation a new proposal for the H3G MTR in the period November 1, 2008 to June 30, 2009. In particular AGCOM submitted under consultation three possible values: i) 12.44 €/cent/min base on international benchmark; ii) 13.42 €/cent/min based on the application back of the glide path defined by the decision 667/0708/CONS for the period from 2009, iii) 13.2 to 14.87 €/cent/min based on the regulatory accounting of H3G in the period 2005, 2006, and 2007. WIND answered to the public consultation and the proceeding is still ongoing.

In February 2014, AGCOM commenced a new market analysis proceeding on MTR.

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

Assignment of Frequencies

In August 2011, the Italian Ministry of Economic Development started to auction the rights of use for frequencies in the 800 MHz, 1,800 MHz, 2,000 MHz and 2,600 MHz bands. WIND Italy took part and on October 3, 2011 obtained two blocks of 2x5 MHz per block in the 800 MHz band for €977 million and four blocks of 2x5 MHz per block in the 2,600 MHz band for €143 million.

In November 2012, AGCOM started a public consultation on the guidelines to assign the 700 MHz frequencies to the television services. Part of the frequencies under evaluation was to be assigned for five years, in order to be freed by 2018 for broadband services in accordance with the evolution of the European and ITU framework. But in July 2013, AGCOM reviewed the plan of allocation of frequencies for digital terrestrial television network service. The lots of frequencies inside 700 MHz previously assignable for five years to TV have been cleared from the assignment procedures. In this new plan revision AGCOM sets out a gradual liberation of TV channel 57-60 (corresponding to the band 758-790 MHz) by 2016 and the liberation of the remaining portion of 700 MHz band by 2020. Subsequently, AGCOM resolution has been refined in October and December 2013. In January and March 2014, AGCOM issued two resolutions to handle some interference matters between Italian digital terrestrial television and the neighboring countries.

In 2013 AGCOM also started public consultation on the use of 3.6-3.8 GHz frequencies in order to understand the interest of the market on future assignment thereof as this range of frequencies could be suitable for international mobile telecommunication services. The consultation resulted in no assignment procedures being decided by the Authority.

In 2013 AGCOM updated the assignment rules of frequencies in the band 26-28 GHz (suitable only for wireless local loop and short distance backhauling).

Abolition of Mobile Recharge Fee

In March 2007, the so-called “Bersani Decree” (Law Decree No. 7 of January 31, 2007, converted into Law No. 40 of April 2, 2007) abolished the fixed charge for mobile top-ups on prepaid SIM cards.

Fixed-Line Regulatory Environment

Pursuant to the Access and Interconnection Directive (2002/19/EC), national regulatory authorities, including AGCOM, may require an operator with “significant market power” to regularly produce a “reference interconnection offer” setting forth the terms and conditions on which such operator will provide access to specified services approved by the regulator. The interconnection reference offer of Telecom Italia covers the following services: (i) fixed-line collection, termination and transport, (ii) interconnection services (circuits), (iii) LLU, (iv) bit stream, and (v) wholesale line rental, or “WLR” and (vi) NGA wholesale offers. Normally, Telecom Italia publishes its reference proposals that, for cost based items, are scrutinized by AGCOM with specific proceedings (public consultations and decisions). Also, ANOs are obliged to publish their reference offer regarding fixed termination rates.

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

The TDM fixed termination rate 2012 has been set for Telecom Italia at SGU level €0.272min (Decision 92/12/CIR), and for the altnets at 0.361 €/line/month (Decision 187/12/CONS1).

About the interconnection prices both for Telecom Italia and Altnets, AGCOM with resolution 668/13/CONS defined the prices for the period 2013-2015. In particular both Telecom Italia and altnets are regulated on fixed termination rates (“FTR”). The prices in the first half of 2013 are the same as 2012. From July 1, 2013 to July 2015 the FTR on Telecom Italia and altnets network are symmetrical and will have the following values:

Fixed termination prices (€/cent/min)

	From July 1, 2013	From July 1, 2014	From July 1, 2015
FTR	0.104	0.075	0.043

Only Telecom Italia’s collection and transit fees are regulated. For the first half of 2013 the prices are the same as 2012.

From July 1, 2013 to July 2015, the Telecom Italia’s collection and transfer fees will be the following:

Collection and Transit fees (€/cent/min)

	From July 1, 2013	From July 1, 2014	From July 1, 2015
Collection	0.258	0.204	0.140
Transit	0.126	0.111	0.093

The values described have been evaluated with a WACC= 9.36%. AGCOM in its decision underlined that the provisions described will change as a result of a new possible market analysis and as a result of any change in the WACC (currently under consultation in the market analysis of market 1-4-5).

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

The network cap mechanism finished in 2012. AGCOM started in June 2013 a public consultation (Decision 33/13/CIR) for the approval of Telecom Italia’s 2013 pricing offer based on the cost orientation mechanism. The final decision on 2013 has still to be published.

In the meantime the new cycle of market analysis on market 6 has been started by AGCOM (Decision 603/13/CONS). The proceeding is still ongoing.

Direct Telephone and Broadband

Three main regulatory provisions affect competition in the direct telephone and broadband markets, namely the regulatory provisions regarding LLU, Bitstream and WLR. Following the market analysis in AGCOM’s Decision No. 731/09/CONS, a new cost mechanism was set by AGCOM with the introduction of LRIC bottom-up for all wholesale access services. After the Decision 578/10/CONS with the Decision 578/10/CONS AGCOM defined 13 different network caps to be applied to all access wholesale copper services for the years 2010 to 2012. The final Decision 578/10/CONS was adopted at the end of 2010 with AGCOM’s Resolution No. 578/10/CONS, which set the 2012 prices for LLU monthly fees at €9.28 and WLR basic line monthly fees at €12.88.

The Telecom Italia reference offers are approved every year by AGCOM with specific proceedings.

[1]	The AGCOM Decision 187/12/CONS has been appealed by Telecom Italia to the administrative Italian Court in order to obtain a FTR lower than the one fixed by AGCOM. Conversely, Fastweb appealed the AGCOM Decision 187/12/CONS to obtain a higher FTR. The hearing was held on April 23, 2014 and the court has not yet ruled.

After Decision 578/10/CONS Wind and other OLO appealed against the decision to the administrative Italian Court. In March 2013, the Italia Consiglio di Stato instructed AGCOM to review Decision 578/10/CONS with particular reference to LLU cost of corrective maintenance, WLR and bitstream naked prices.

Following the Italian Consiglio di Stato Decision AGCOM opened a specific proceeding (563/13/CON) during November 2013. The proceeding is still ongoing.

In 2012 as a result of Decision 643/12/CONS AGCOM, modified the 2012 WLR TI prices (previously defined as 12.88 €/line/month by Decision 578/10/CONS) starting from June 1, 2012.

About 2013 and considering the market analysis ongoing and market 1-4 and 5 for the period 2014-2016, AGCOM started in January 2013 the proceeding to review the 2013 Bitstream and WLR prices. In March 2013 AGCOM started the proceeding to review the 2013 ULL prices.

In July 2013, AGCOM take the decision on 2013 LLU (8.68 €/line/month), WLR (11.14 €/line/month) and Bitstream (6.74 €/line/month Bitstream shared and 15.14 €/line/month for bitstream naked) prices. During July 2013, AGCOM notified to EC the LLU and Bitstream decision on 2013 Telecom Italia offers. In August 2013, the EC opened a phase II investigation (three months of joint analysis among AGCOM, EC and BEREC) asking AGCOM to update some values (as WACC of Telecom Italia). The adjustment required by EC would increase the prices defined by AGCOM. After the phase II investigation, AGCOM maintained its position and EC published a recommendation asking AGCOM to update again some values like WACC. AGCOM maintained its position and confirmed the previous decision on LLU (8.68 €/line/month) and Bitstream (6.74 €/line/month Bitstream shared and 15.14 €/line/month for bitstream naked). In January 2014, AGCOM published the final LLU decision (747/13/CONS) and Bitstream (746/13/CONS). The final decision on WLR is not yet published, but. AGCOM has submitted the WLR decision to the EC. Market analysis on 2014-2016 period is still ongoing. During January 2014 AGCOM started a survey on the development prospects and on the state of competition on the broadband and ultra-broadband network. AGCOM decisions 747/13/CONS (LLU 2013) and 746/13/CONS (Bitstream 2013) have been appealed before TAR Lazio by Telecom Italia and Fastweb. BT appealed only AGCOM decision 746/13/CONS. The first preliminary hearing of Telecom Italia’s appeal against decision 747/13/CONS was held before TAR Lazio on March 26, 2014. WIND filed a brief memorandum in favor of AGCOM’s decision, which sets the 2013 LLU price at 8,68 €/line/month. The next hearing, addressing the merits, has been fixed by the judge for July 16, 2014.

The first hearing of Telecom Italia’s appeal against decision 746/13/CONS was held on April 9, 2014 whilst the hearings about the judicial proceedings related to the appeals filed by Fastweb against decisions 747/13/CONS and 746/13/CONS and the claim filed by BT against decision 746/13/CONS have not yet been fixed.

By Resolutions No. 33/13/CIR (Dedicated capacity transmission services: terminating circuits, interconnection flows), 34/13/CIR (NGA passive infrastructures, local laid infrastructure, conveyance sections, primary and secondary optic fibers, termination segments in optic fiber), 35/13/CIR (end to end) and 36/13/CIR (bitstream NGA and VULA) published in June 2013, proceedings were initiated to assess the corresponding offers of Telecom Italia for 2013. WIND responded to the proceedings and provided its assessments in July 2013 by taking part to the hearings. Publication of final decision approving this remaining reference offers is awaited in the second half of 2014.

Non-discrimination obligations – Margin Squeeze Test

In order to promote competition, the Italian Regulatory Authority (AGCOM) imposed on the Incumbent (Telecom Italia) the obligation of margin squeeze test. The current margin squeeze test (defined in 2010 by Resolution 499/10/CONS) is applied to Telecom Italia’s new retail offers (stand-alone and bundles), which include services in retail markets where Telecom Italia holds SMP or in those vertically related to wholesale markets where Telecom Italia holds SMP. The test assesses whether the retail revenue earned by Telecom Italia on the relevant offer are above the costs of providing the associated services.

The exante margin squeeze test was initially imposed on Telecom Italia in 2002 as part of a suite of remedies in markets (Markets 1, 4 and 5) in which Telecom Italia holds significant market power (SMP). The test was updated in 2010 to reflect the take-up of bundles, and in 2013 fiber-based products were added to its scope.

Moreover AGCOM, at the end of 2013, issued a call for inputs requesting stakeholders’ views on whether it should be making further changes to the test. WIND sent its position paper and is waiting for the formal consultation which probably will be in 2014.

New Technologies

VoIP and NGAN

Voice over Internet Protocol, or “VoIP,” is a general term for a set of transmission technologies for the delivery of voice communications, such as voice, facsimile, and/or voice-messaging applications over IP networks such as the Internet, rather than the PTSN. In Italy, while VoIP providers operate under the same general authorization regime as other providers of electronic communications services, AGCOM regulates the provision of VoIP services pursuant to its Decision 11/06/CIR. The rights and obligations of VoIP providers may differ depending on the type of VoIP services provided, based on the category of “electronic communications services” under which such services fall. In December 2011, AGCOM published Decision 128/11/CIR which included the main technical guidelines on IP interconnection among networks for the provision of VoIP services. Following EU regulation on next generation access network, or “NGAN,” remedies, in Italy AGCOM has adopted a ruling on NGAN wholesale services Telecom Italia is obliged to offer (end to end service, Bitstream, virtual unbundling local access and access to passive elements). During 2013 AGCOM started the proceeding for approval of 2013 Telecom Italia NGA offers (Bitstream and VULA, End to End, infrastructures). The proceeding are still ongoing. In any events, before the publication of a final decision AGCOM has to submit its decisions to EC.

AGCOM is developing a BULRIC model for NGAN in the context of the market analysis 1-4-5 started with the decision 238/13/CONS.

National Competition Authority activity

A428 Proceeding

In May 2013, the Italian NCA Autorità Garante della Concorrenza e del Mercato concluded an investigation triggered by WIND in June 2010, fining Telecom Italia for abuse of its dominant position in the provision of wholesale access to the access network infrastructure and broadband Internet access levying a fine of € 103,794 million.

The abuses sanctioned are:

•	the imposition by Telecom Italia of an unjustifiably high number of rejections on competitors for activating wholesale services.

•

a policy of discounts to big business clients for retail access to the fixed public telephone network, which does not allow a competitor to operate profitably and on a lasting basis in the same market.

I761 Proceeding

In March 2013, the AGCM launched an investigation triggered by a complaint of WIND in July 2012 in order to ascertain whether Alpitel, Ceit, Sielte, Sirti, Site and Valtellina (the main technical Telecom Italia suppliers of corrective maintenance) have adopted behaviors capable of restricting competition in the wholesale market for ancillary technical services for fixed telephone network. In July 2013, the investigation was extended to Telecom Italia, as incumbent operator in the market for access to fixed network.

In October 2013, WIND was heard as complainant by AGCM. The proceedings are ongoing and should be concluded in July 2014.

Telecom Italia appealed to the Italian administrative courts against the AGCM extension proceedings.

I757 Proceeding

In September 2012, the AGCM had started an investigation against TIM, Vodafone and WIND Italy for alleged obstacles in the entrance into the market of a new mobile service provider: Bip Mobile. The term for the conclusion of the investigation has been postponed twice, it being now set for October 2014.

WIND Italy received two requests for information in January and July 2013 and provided the Italian NCA with all the elements requested.

In January 2014, the proceeding has also been extended to TIM and WIND Italy for an alleged vertical agreement with the respective retail networks. On April 22, 2014 AGCM published some undertakings submitted by WIND Italy and by Telecom Italia. Proceedings, which have other formal intermediate steps, should be concluded in October 2014.

Regulation of telecommunications in Algeria

Regulatory bodies

Under Algerian Law, the Algerian telecommunications market is regulated by the Ministry of Post, Information Technology and Communications (the “MPTIC”), which is, amongst others, responsible for establishing policies, and monitored by the Autorité de Régulation de la Poste et des Télécommunications (the “ARPT”). Further, the Competition Council, is competent for competition matters.

Regulatory framework

The main elements of the regulatory framework applicable to the telecommunications sector in Algeria are embodied in the Post and Telecommunications Law of August 2000, which establishes general rules on the organization of the telecommunication sector, creates and determines the mandate of the national regulatory authority, defines general rules for the licensing/authorization of telecommunications networks and services and introduces principles allowing the development of competition in the sector. Although this law only provides for ARPT to recommend to MPTIC the maximum price of universal telecom services, mobile operators also need to submit all their retail offers to ARPT for approval.

The ARPT requires that interconnection prices are set on the basis of costs in the operators’ annually published reference interconnection offers (“RIOs”). All interconnection agreements and RIOs must be approved by the ARPT prior to becoming effective.

The ARPT has also established rules regulating the promotions which mobile operators may offer. These rules limit the frequency and duration, as well as the minimum interval between promotions. This has had, to some extent, an effect of reducing the intensity of competitive promotions.

In August 2013, a tender was launched for three 3G licenses. On December 3, 2013, ARPT officially notified the granting of the final 3G licenses to all three existing mobile operators.

In accordance with the rules of the auction, OTA paid DZD3 billion (equal to approximately USD38.2 million as at the exchange rate of December 31, 2013) as fixed part of the license fee in addition to a variable license fee of 1% of revenue generated by 3G infrastructure.

MTR

The ARPT monitors that interconnection prices are cost oriented, and intervenes to set them as such. However, OTA is under the impression that the obligation of cost orientation is not applied similarly to all operators. All interconnection agreements and interconnection prices must be approved by ARPT prior to becoming effective.

OTA has interconnection agreements with the fixed incumbent operator as well as with the other two mobile operators in Algeria, in addition to the three currently authorized VoIP operators. The termination tariffs are modified annually in the reference interconnection offer (RIO) approved by ARPT. Currently, the RIO contains in particular termination rates for national calls at DZD 0.96 per minute, international calls (when terminated by the incumbent fixed operator and VoIP operators) at DZD 5 per minute for traffic terminated by Algérie Télécom and at DZD 10 per minute for traffic terminated by national VoIP operators. SMS at DZD 0.75 each and MMS at DZD 12 each.

MNP

There is currently no number portability, either for mobile or fixed, in Algeria.

Others

In 2010, the Algerian government introduced a new penalty scheme through the Supplemental Finance Act for mobile operators failing to identify mobile SIM cards. Mobile operators may be fined DZD150,000 (equal to approximately to US$1,911 at the exchange rate of December 31, 2013) per unidentified SIM card. Further implementation legislation still needs to be enacted.

In addition the Supplemental Finance Act introduced a new flat rate tax, ranging from 30.0% to 80.0%, on “super” profits that are generated in special circumstances, outside the oil and gas sector. This tax is levied on exceptional margins, and the conditions of application will be defined in implementing regulations.

There is currently no MNP nor are there any MVNOs in Algeria, and no regulations exist which provide for such operations. Although the provision of domestic roaming services is not required under Algerian Law, the specifications of 3G licenses allow each 3G operator to negotiate national roaming agreements with its competitors once the operator requesting national roaming has fulfilled its roll-out obligations for the first three years following the date of granting of its license.

Regulation of Telecommunications in Pakistan

Regulatory bodies

The Pakistani Telecommunications Industry is regulated by the Government of Pakistan, acting through the Ministry of Information Technology, or “MoIT,” and the Pakistan Telecommunications Authority, or “PTA.” The MoIT has overall responsibility for shaping and directing Pakistan’s telecommunications and IT policies. It has delegated the responsibility for the day-to-day enforcement and management of the telecommunications sector to the PTA. The PTA is also responsible for regulating the telecommunications industry, including licensing, tariff regulation and arbitration of interconnection disputes. The PTA has also been given the power to regulate competition in the telecommunications sector in Pakistan.

The Frequency Allocation Board, or the “FAB,” has exclusive powers to allocate radio frequency spectrum. The PTA receives applications for the allocation and assignment of radio frequency spectrum and, after initial examination, refers them to the FAB for allocation of frequency.

Regulatory framework

The Pakistan Telecommunication Ordinance 1994, established the primary regulatory framework for the telecommunication industry including the establishment of an authority. Thereafter, Telecommunication (Re-Organization) Act no XVII was promulgated in 1996 that aimed to reorganize the telecom sector of Pakistan. Under Telecom Reorganization Act 1996, Pakistan Telecommunication Authority was established to regulate the establishment, operation and maintenance of telecommunication systems, provision of telecom services and to regulate competition in the telecommunications sector in Pakistan. Beside this the Act also defines general rules for the licensing/authorization of telecommunications networks and services and introduces principles of establishment and administration of Special Funds i.e. USF and R&D Funds.

MTR

MTR (fixed and mobile) have been fixed on the basis of the PTA’s determination of May 2008, gradually reducing from PKR1.10 to PKR0.90 in January 2010. The PTA initiated a costing exercise in 2011 and 2012 but this issue seems dormant presently. SMS termination charges continue to be settled on Sender Keep All principle until further notice.

MNP

MNP was launched throughout Pakistan on March 23, 2007. The current porting rate is PKR 250 (equal to approximately US$ 2.38 as at the exchange rate as of December 31, 2013) per completed port. The Mobile Cellular Policy encourages domestic roaming and infrastructure sharing. However, it does not impose any obligations and those matters are left to the various operators to negotiate on commercial terms.

Other

In August 2004, the PTA declared SMPs in five relevant markets. Mobilink was declared an SMP in the cellular market as it had more than 25% of market share in terms of revenue. Following a review process in 2010 the PTA determined that the mobile telecommunications market was in a state of fair competition, particularly after the introduction of MNP in Pakistan. As a result, the PTA decided that Mobilink was not subject to any SMP regulations.

Due to the adverse security situation in Pakistan, the government has given a great deal of importance to the correct customers’ documentation and has decided to implement strict procedures for verification of customers. It has been decided that biometric system will be used for customers’ verification. A working group involving all stakeholders including cellular operators was formed by the government to prepare its recommendations on timelines for equipment rollout. As agreed by the joint working group, the biometric devices are being deployed in a phased program during 2013 and 2014.

The PTA also issued MVNO regulations in March 2012 which provide a detailed mechanism for the functioning and operations of MVNOs. No MVNOs have entered the Pakistan market as of December 31, 2013.

Regulation of Telecommunications in Bangladesh

Regulatory bodies

In the past, the Bangladesh telecommunications market was regulated by the Bangladesh Telecommunications Regulatory Commission, or “BTRC,” which was established in 2001.

However, pursuant to the Telecom Act 2010, responsibilities, such as, issuance of licenses for telecommunications systems and services, regulation of telecommunication activities and supervision of telecommunication licensees have been transferred from the BTRC to the Ministry of Post and Telecommunications, or “MOPT.” Subsequent amendments of the Telecom Act 2010 have been discussed in parliament; however, these have been postponed for further review.

As a result of the Telecom Act 2010, the BTRC is the executive body for forming and regulating telecommunication policies. The MOPT has been empowered for issuance and renewal of licenses.

Regulatory framework

The main elements of the regulatory framework for the telecommunications sector in Bangladesh are embodied in the Bangladesh Telecommunications Act 2001, or the “BTA.” The BTA establishes rules relating to the supply of telecommunications services in Bangladesh.

MTR

The current interconnection rate and interconnection revenue sharing is set out below.

Since March 2009 the interconnection rate is:- 40 paisa/minute, 18 paisa to terminating operator, 18 paisa to originating operator, 10% (4 paisa) to ICX.

Since July 2007 BTRC has set Tariff Circuit between BDT 0.25 – BDT 2.00. However form May 2012 minimum off-net call charge has been reduced to BDT 0.60/minute from BDT 0.65/minute. Whereas the minimum on-net call charge remains the same as BDT.25/minute. Accordingly, all voice packages and offers are to be designed within this tariff circuit limit. Launching of any package or bundle would require prior approval if does not meet the above price cap.

The International Termination Rate is currently 3 cents. However, the Telecom Ministry has sent a proposal to the Finance Ministry for reduction of the termination rate by 50% which will amount to 1.5 cents if approved by the Finance Ministry. However, there is a concern in the government that this will have a significant revenue loss as BTRC has revenue sharing with IGWs (currently 40% of gross collected revenue).

BTRC from July 1, 2013 imposed differential base line for interconnection charge for PSTN and IPTSP operators considering ACR (average call duration: has to be below 3 minutes) and customer base (below 0.4 million customers). The charges starts from BDT 0.060 from the first year (i.e. 2013), and will increase yearly as BDT 0.090 (2014), BDT 0.120 (2015), BDT 0.150 (2016), and from July 1, 2017 and onwards, charge will be BDT 0.180.

MNP

BTRC issued directives on Mobile Number Portability (“MNP”) dated June 13, 2013 with a stringent timeline for implementation. However, the mobile operators requested BTRC to start a consultation process and further revise the timeline for implementation of MNP.

Banglalink as well as AMTOB responded, expressing concerns on timeline for implementation and other technological, commercial and regulatory issues and requesting the BTRC to extend the timeline and conduct a consultation process to include industry recommendations.

BTRC in a recent letter inquired about the update/status on MNP implementation from the operators and the operators from AMTOB have responded with a request on January 26, 2014 for consultation with the BTRC before moving forward with any manner of implementation.

From the industry, working groups (commercial, technical, governance subcommittees) have been formed to work on the directive. The working group has prepared the industry response.

SIM Tax

Since 2006, SIM Activation Tax was BDT 800 (USD 10.25). Later upon persuasion by the Telecom Industry, Government reduced SIM Tax to BDT 605 (USD 7.75) in the fiscal year 2011-2012. The Bangladesh Government, in the fiscal year 2012-2013, further reduced the SIM Activation Tax to BDT 300 (USD 3.84) effective from May 2013 which is currently prevailing. The MNOs are still constantly pursuing the Telecom Ministry, Finance Ministry, Regulator and different Government bodies to eventually bring down SIM Activation Tax to Nil.

BWA Guidelines & 2600 MHz Allocation to Wimax Operator Ollo

The Bangladesh government allocated 20+20 MHz frequency from GSM 2600 band to Ollo @ 31.3M USD i.e. USD 1.5 million/MHz. Another ISP named Mango and existing Wi-Max Operators Qubee, Bangla-Lion and Govt. incumbent BTCL is expected to have received licenses at similar price levels. MNOs raised concern on providing 2600 MHz to ISPs & Wi-Max providers, however this has not been taken into consideration even though worldwide this frequency is being allocated to MNOs. The operators which acquired 2.6 GHz band will have mobility and voice enabled facilities. MNOs state this as a discriminatory act as BTRC did not offer MNOs 2600 MHz band whereas the MNOs were allocated 3G frequency at a much higher price (USD 21 million/MHz). Our Bangladesh subsidiary is considering further steps in this regard.

Regulation of Telecommunications in Ukraine

Regulatory bodies

According to the Ukraine Telecommunications Law, or “UTL”, the Cabinet of Ministers, the Administration of the State Agency for Special Communications and Information Protection (the “Administration”) and the National Commission for the State Regulation of Communication and Informatization , or “NCCIR”, are the main governmental authorities managing the telecommunication industry.

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

The NCCIR is the main regulatory and controlling body in the area of telecommunications and use of radio frequencies The NCCIR issues licenses for the provision of licensed telecommunications services and the use of radio frequencies, maintains registries of telecommunications operators and providers, allocates numbering capacity to telecommunications operators and controls the quality of telecommunications services.

Regulatory framework

The UTL and the Ukraine Frequency Law, or the “UFL”, both as amended from time to time, are the principal laws regulating the Ukrainian telecommunications industry. The UTL includes various regulations by the Ukrainian Government and other governmental authorities to supplement the legal framework of the telecommunications industry.

The UTL sets forth general principles for the regulation of the telecommunications industry in Ukraine, including a description of the institutional framework for the government’s involvement in the regulation, administration and operation of the telecommunications industry in Ukraine. The FTL regulates the allocation and use of the frequency bands in Ukraine.

MTR

The UTL allows telecommunications operators, including wireless service operators to establish tariffs for the telecommunications services provided to customers, with the exception of tariffs on universal services and data traffic channeling by SMP telecommunications operators.

Effective November 1, 2012, the NCCIR introduced new tariffs for provision of commonly accessible (universal) services, including fixed-line local services to fixed-line customers. As a result, the tariffs for local calls and monthly subscription fees increased.

The NCCIR regulates interconnection tariffs charged to access SMP operators’ and dominant operators’ networks, as well as the technical, organizational and economic terms of interconnection agreements involving such operators.

MNP

Applicable legislation provides for an obligation of mobile operators to provide a national roaming service and provide customers the ability to transfer their mobile numbers from one telecommunication network to another. On August 25, 2011, the NCCIR adopted national roaming regulations. While MNP introduction was initially foreseen for December 2013, MNP launch has been postponed to second half of 2014 due to MNP technical procedures and processes still to be developed and detailed by competent bodies.

Other

The NCCIR determines telecommunications services markets, study the competitive environment in the telecommunications market and determine SMP operators and regulate rates of their respective services. An operator is presumed to have SMP if it has share of more than 25% of the total revenue of all telecommunications operators and providers operating on the respective telecommunications services market. On October 20, 2011, the NCCIR determined the SMP operators in the markets for terminating calls on fixed-line and mobile networks and on December 1, 2011, it approved mandatory interconnection tariffs for the SMP operators in such markets. Our operations in the Ukraine are deemed to have SMP and are subject to these regulations.

Ukrainian law provides that the tariffs for access to infrastructure of telecommunications networks owned by operators recognized by the NCCIR as SMP operators in their respective market, should comply with the methodology for setting tariffs for access to telecommunications infrastructure adopted by the NCCIR such as setting mobile termination rates.

Regulation of Telecommunications in Kazakhstan

Regulatory bodies

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

The Inter-Agency Commission on Radio Frequencies, or the “ICR,” is a consultative-advisory agency of the Kazakh government that provides recommendations on government policy regarding frequencies. The National Security Committee and certain other governmental defense bodies also maintain a level of control over the telecommunications industry as part of their investigative operations.

Regulatory framework

The “Kazakhstan Communications Law” dated July 5, 2004 is the principal act regulating the telecommunications industry in Kazakhstan and sets forth general principles for the regulation of the telecommunications industry, the authority of each regulatory body, the rules governing telecommunications network cooperation and consumer rights protections. Several additions to the Kazakhstan Communications Law that have stimulated competition on DLD and ILD became effective as of January 1, 2006.

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

The participation of foreign capital in Kazakhstan’s telecommunications market is limited by law. It is forbidden for foreign legal entities or individuals to control and operate fixed-line networks, to create and operate telecommunications networks whose headquarters are located outside Kazakhstan and to obtain more than 10.0% of voting shares in an ILD operator without governmental consent. In addition, foreign legal entities or individuals are not allowed to possess, use, dispose of or control (directly or indirectly) more than 49.0% of the total voting shares of the an ILD operator who possesses surface communication lines (cables, including fiber optic and radio-relay cables).

MTR

Starting from 2013, MTR were decreased 15% on a yearly basis according to a Memorandum signed between mobile operators. As of 31 December 2013, MTR is 11.1 Kazakh tenge (the equivalent of USD 0.07 as of 31 December 2013), between mobile networks, and fixed network is 13.2 Kazakh tenge (the equivalent of USD 0.09 as of 31 December 2013).

The structure of interconnect agreements is set by the MTC, and dominant operators are required to enter into an interconnect agreement with any operator requesting interconnection.

MNP

The MTC has announced its intention to implement MNP but has not specified the intended date or terms. The estimated date for MNP introduction is currently February 2015. At present the draft law containing the provisions on MNP is under consideration of the Government.

Other

KaR-Tel was recognized as a company with significant market power and was included into the list of the dominant in terms of mobile services in 2007. As a consequence the company is a subject of the regulated market and has a range of obligations and limitations on pricing.

According to the results of monitoring of prices and (or) on the basis of complaints, information, indicating the establishment of unreasonable prices, as well as in cases of violation of the duties, the MTC examines prices in accordance with the pricing rules for regulated markets.

KaR-Tel is required to provide to the Antimonopoly Agency and MTC: financial statements, information on the sale or transfer in trust of ten percent or more of its voting shares (participation interests) and information on monopoly types of activity, volumes of production and sales, selling prices and the level of profitability of monopoly types of services. In addition it is obliged to notify the MTC in writing not less than thirty calendar days of the impending increase in the prices of services above the maximum price and the reasons for their increase providing with substantiating materials that support reasons for the increase (in accordance with pricing rules).

Without exceeding the maximum price KaR-Tel has right to reduce and increase prices of produced (sold) services on condition of informing the MTC about the reasons for reduction or increase, no later than five working days from the date of reduction or increase prices.

Regulation of Telecommunications in Uzbekistan

Regulatory framework

The main statutes that govern the telecommunications industry in Uzbekistan are the Uzbek Communications law dated January 13, 1992 (as amended); the Radio Frequency Spectrum law dated December 25, 1998; (iii) Protection of Consumers’ Rights, dated April 26, 1996; (iv) the “Uzbek Telecommunications Law”; (v) Licensing Certain Types of Business, dated May 25, 2000: (vi) Law of the Republic of Uzbekistan “On competition” dated January 6, 2012.

These laws determine the general legal and economic basis for organizing communications systems, establishing rights and duties of a company in terms of ownership, use, disposal and management of communications equipment when setting up and operating communications networks and providing communications services.

Regulatory bodies

The government authorities responsible for supervising the telecommunications industry in Uzbekistan are the Republic of Uzbekistan Cabinet and the State Committee for Communications, Information and Telecommunication technologies, the “Uzbek Communications Committee”, which is the specially authorized state administration authority that is responsible for regulating the telecommunications industry in Uzbekistan.

In accordance with the Uzbek Telecommunications Law, businesses offering communications services in the Republic of Uzbekistan may be privately or publicly held by Uzbek or foreign national individuals or legal entities. All owners of telecommunications networks have equal rights and enjoy equal protection guaranteed by the law and the legislation imposes no restrictions on foreign investors.

The Uzbek Communications Committee’s primary functions relevant to our business include the following:

•	drafting national programs for development of telecommunications,

•	elaborating standards and rules for telecommunications,

•	granting licenses, radio frequencies and numbering to legal entities for telecommunications,

•	regulating tariffs for certain types of telecommunications services and inter-network telecommunications links,

•	organizing certification of telecommunications equipment,

•	and issuing permits for the operation of telecommunications equipment; and

•	drawing up numbering schemes and managing the numbering plan for telecommunications networks.

The State Communications Inspectorate for State Supervision of Postal and Telecommunications Businesses is responsible for monitoring compliance by telecommunications companies with license requirements and conditions.

The State Committee of the Republic of Uzbekistan for privatization, demonopolization and development of competition is a government body which focusses on the further deepening of economic reforms, acceleration of denationalization and privatization processes, and provision of development and support of private entrepreneurship in Uzbekistan.

MTR

Local mobile termination rates are not regulated in Uzbekistan; according to current legislation mobile termination rates are determined on the basis of the contracts between operators.

However, due to inclusion of Unitel LLC on the list of SMP operators the Uzbek regulator has adopted a decision to oblige Unitel LLC to establish mobile termination rates for all operators at the same level as MTR Unitel LLC has agreed with Uzbektelecom JSC (which is 90% state owned). This order is related to the fact that MTR for Uzbektelecom is lower than with other operators. At present, Unitel LLC is challenging this decision in judicial bodies of Uzbekistan.

MNP

Mobile number portability is currently not present in Uzbekistan. It is unclear if and when MNP may be introduced.

Other

A position is said to be dominant where a business or group of persons has a market share of 65.0% or more. If a business holds a market share of between 35.0% and 65.0%, it may be deemed to have a dominant position, subject to a determination by the Uzbek Antimonopoly Authority based on the size of market share, the stability of the business’s market share, the share taken by competitors, ease of access to the market for new competitors and other criteria relevant to the given market. On September 19, 2013, Unitel was recognized as a SMP. We are not subjected to price regulation yet, but. we must declare our rates in the Ministry of Finance. We can be subjected to price regulation in the future.

Regulation of Telecommunications in Armenia

Regulatory framework

Regulation of the Armenian telecommunications industry currently consists of the Law on Electronic Communications, dated July 8, 2005 (effective September 3, 2005) (the “Law on Electronic Communications”), as amended, and other laws and decisions of the relevant regulatory authorities in Armenia.

Armenian Regulatory Authorities

There are two relevant authorities in the Republic of Armenia with regards to the telecommunications sector: (i) the government of the Republic of Armenia, (the “AMTC”) and (ii) Commission on Regulation of Public Services of the Republic of Armenia, or the “Armenian Regulator”.

The AMTC to (i) determine policy regarding the development of the telecommunications sector, (ii) prepare general policy and objectives regarding the provision of universal services in Armenia, and (iii) allocate particular portions of radio spectrum for specific types of use.

Pursuant to the Law on Electronic Communications, the primary functions of the AMTC that are relevant to our business include:

•

adopting and modifying regulations containing the Armenian Table of Frequency Allocations, which indicates the allocation of frequencies to government and civil services, and establishing the procedure for frequency management coordination committee meetings and discussions;

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

The Armenian Regulator is established under the Law on the Public Utility Regulator of the Republic of Armenia. The law defines the scope of the Regulator’s authority and the structure and activities of the Armenian Regulator.

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

MTR

Mobile termination rates are not subject to regulation unless an operator is qualified by the Armenian Regulator as SMP. However, mobile and fixed network termination rates are regulated in Armenia indirectly. In 2009 the Armenian Regulator adopted Decision No 506A as resolution of interconnection rates dispute between K-Telecom CJSC and Armentel CJSC and defined mobile and fixed network termination rate that are the equivalent of USD 0.027 and USD 0.022 for termination on mobile and fixed network correspondingly. International mobile termination rate is also defined indirectly in result of the resolution of operators dispute about the rate of international transit traffic and currently is USD 0.12.

MNP

The Armenian Regulator introduced MNP from April 1, 2014 in the Republic of Armenia.

Under the MNP rules the porting time shall not exceed 3 working days with gradual reduction to one working day and no fee shall be charged to the customer.

Other

According to the Law on Protection of Economic Competition (effective December 15, 2000), ArmenTel is considered a dominant operator of fixed-line telephony and international data transmission (IP transit) services.

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

In the course of regulating prices, the Armenian Regulator must ensure that service providers recover a reasonable rate of return on the value of their investments directed to public services. This may include investments that are not economic or are inefficient, but that are geared towards the advancement of technology or public policy. When determining the rate of return, the Armenian Regulator takes into consideration international benchmarks and features distinct to Armenia.

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

Overview

Our total operating revenue was US$22,546 million for the year ended December 31, 2013, compared to US$23,061 million for the year ended December 31, 2012. Our operating profit was US$346 million for the year ended December 31, 2013, compared to US$4,171 million for the year ended December 31, 2012. The loss for the year attributable to the owners of the parent was US$2,625 million for the year ended December 31, 2013, compared to US$1,539 million of profit for the year ended December 31, 2012.

We use the U.S. dollar as our reporting currency. The functional currencies of our group are the Russian ruble in Russia, the Euro in Italy, the Algerian dinar in Algeria, the Pakistani rupee in Pakistan, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Kazakh tenge in the Republic of Kazakhstan, the Armenian dram in the Republic of Armenia, the Georgian lari in Georgia, the Kyrgyz som in Kyrgyzstan, the Burundian franc in Burundi, the Central African CFA franc in Central African Republic, the Lao Kip in Laos and the U.S. dollar in Tajikistan and Uzbekistan.

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

Reportable Segments

We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Accordingly, our reportable segments consist of the five following business units:

•	Russia;

•	Italy;

•	Africa & Asia;

•	Ukraine; and

•	CIS.

The Russia segment includes all results from operations in Russia. The Italy segment includes all results from our operations in Italy. The Africa & Asia segment includes operating results from our operations in Algeria, Pakistan, Bangladesh, Burundi, Central African Republic and Laos. Except for customer information that includes data for Zimbabwe, our investments are accounted for at cost. The Ukraine segment includes the operating results of our operations in Ukraine. The CIS segment includes the operating results of all operations in Kazakhstan, Tajikistan, Uzbekistan, Georgia, Armenia and Kyrgyzstan. Although Georgia is no longer a member of the CIS, consistent with our historic reporting practice, we continue to include Georgia in our CIS reporting segment. Starting January 1, 2013, we changed the name of our Europe and North America segment to our Italy segment. This was done to better reflect the nature of the segment and the source of the segment revenue. There are no changes to the figures reported previously (other than customer numbers) because the operations in Canada (the only source of North America data) are accounted for using the equity method and its results are therefore not included in the revenue, adjusted EBITDA or capital expenditures of the segment. Customer information for our equity investment in Canada is reported separately. Our segment reporting changed in 2011 as a result of the Wind Telecom Transaction. The segment information for periods prior to the changes were adjusted to reflect the changes to segment reporting made in 2011. For more information on our reportable segments, please see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Factors Affecting Comparability of Prior Periods

Our selected operating and financial data, audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition or consolidation, and, as a result, include results for our consolidated subsidiaries of the Wind Telecom Group (and all of our results from Italy, Algeria, Pakistan, Bangladesh, Burundi and Central African Republic) from April 15, 2011 and Laos from March 2011. As of April 26, 2011, we began to consolidate the results of GTEL-Mobile, our subsidiary in Vietnam, which was previously accounted for using the equity method, but we disposed of our interests in GTEL-Mobile in April 2012. On April 5, 2013, we entered into a sale and purchase agreement for its stake in Sotelco, and on April 19, 2013 the disposal was completed. We do not provide comparable financial information for periods preceding the date on which we acquired, consolidated or commenced operations in a particular country or segment. Our shares of (profit)/loss of associates and joint ventures accounted for using the equity method includes our associate in Canada, WIND Canada, from April 15, 2011. Our operations in Canada are reported as “other.” For more information, see “—Liquidity and Capital Resources—Investing Activities” below.

The following table shows the percentage of our total operating revenue represented by each reportable segment’s total operating revenue from external customers (excluding intersegment revenue) for each reportable segment for the periods indicated:

	Year ended December 31,
	2013	2012	2011
Russia	40.0%	39.5%	44.3%
Italy	29.3%	30.3%	27.6%
Africa & Asia	15.5%	16.1%	13.2%
Ukraine	6.8%	6.9%	7.6%
CIS	8.3%	7.2%	7.3%
Other revenue and adjustments	0.1%	—	—
Total	100.0%	100.0%	100.0%

Recent Developments and Trends

The mobile markets in Russia, Italy, Ukraine, Algeria, Kazakhstan, Armenia, Georgia, Kyrgyzstan have reached mobile penetration rates exceeding 100.0% in each market, and other mobile markets in which we operate also have high penetration rates. As a result, we will focus less on customer market share growth and more on revenue market share growth in each of these markets. The key components of our growth strategy in these markets will be to increase our share of the high value customer market, increase usage of value added services and improve customer loyalty. Our management expects revenue growth in these markets to come primarily from an increase in usage of voice and data traffic among our customers.

The remaining mobile markets in which we operate, particularly Pakistan, Bangladesh, Laos, Burundi, Canada, Zimbabwe and Central African Republic, are still in a phase of rapid customer growth with penetration rates substantially lower than in our other markets. In these markets, our management expects revenue growth to come primarily from customer growth in the short term and increasing usage of voice and data traffic in the medium term.

Our management expects revenue growth in our mobile business to come primarily from data services and in our fixed-line business from broadband as well as business and corporate services.

Investigations

The SEC, DOJ and Dutch public prosecutor’s office are conducting investigations related to our company. We expect to incur costs in responding to requests for information, testimony and other information in connection with the investigations and in conducting our internal investigation, and we cannot predict at this time the ultimate amount of all such costs. Since the investigations are at an early stage, we cannot predict the outcome of the investigations, including any fines or penalties that may be imposed, and such fines or penalties could be significant. For details of the investigations by the SEC, DOJ and Dutch public prosecutor’s office, please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Risks Related to Our Business—We are subject to investigations by the SEC, DOJ and the Dutch public prosecutor, and are conducting an internal investigation and we are unable to predict the duration, scope or results of these investigations or their impact on us” and Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Fixed Asset Adjustment

A result of our assessment of our internal controls over financial reporting was a write off of fixed assets in the amount of US$72 million as operating expenses in Uzbekistan that should not have been capitalized in 2012 and 2011.

Algeria Transaction and Settlement

On April 18, 2014, we together with our subsidiary GTH entered into a share purchase agreement to settle GTH’s dispute with the Algerian government through a sale by GTH of a non-controlling 51% interest in OTA to the Fonds National d’Investissement, the Algerian National Investment Fund or the FNI, for a purchase consideration of US$2.643 billion.

OTA will distribute a dividend of US$1.862 billion to GTH immediately prior to the closing of the transaction which is expected to occur by the end of 2014.

The total dividends and proceeds due to GTH at closing of the transaction are expected to amount to approximately US$4.0 billion, net of all taxes and after the settlement of all outstanding disputes between the parties and the payment of associated fines.

GTH and the FNI will enter into a shareholders agreement, effective as of closing of the transaction, which will govern their relationship as shareholders in OTA going forward. GTH will continue to exercise operational control over OTA and, as a result, both GTH and VimpelCom will continue to fully consolidate OTA.

Prior to closing of the transaction and in order to facilitate the closing OTA will contribute its operations, referred to as the Contribution, to Optimum Telecom Algérie S.p.A., or Optimum, a wholly-owned subsidiary of OTA. In addition, at or prior to closing, Optimum intends to establish a credit facility with a syndicate of local Algerian banks in an amount of up to DZD82 billion (approximately US$1.0 billion).

Shareholders Agreement

GTH and the FNI along with VimpelCom, OTA and Optimum will enter into the shareholders agreement at closing of the transaction to govern the relationship of GTH and the FNI as shareholders in OTA and the operations of Optimum.

Pursuant to the shareholders agreement, we and GTH will continue to fully consolidate OTA. GTH will retain operational control over each of OTA and Optimum with certain enumerated strategic decisions being subject to a supermajority vote of the respective boards (including the affirmative vote of at least one director representing GTH and the FNI). OTA will pay future dividends to its shareholders out of available free cash flow, targeting a pay-out ratio of not less than 42.5% of consolidated net income.

Transfers of the parties’ respective shareholdings in OTA are not permitted during the first seven years following the closing of the transaction other than to certain affiliates. GTH will have an option to sell all (and not less than all) of its OTA shares to the FNI at the then fair market value. GTH’s option will be exercisable solely at its discretion during the three month period between July 1, 2021 and September 30, 2021 as well as upon occurrence of certain events. Concurrently, the FNI will have an option to buy from GTH all (and not less than all) of GTH’s OTA shares at the then fair market value. The FNI’s option will be exercisable solely at its discretion during the three month period between October 1, 2021 and December 31, 2021 as well as upon the occurrence of certain events.

Settlement of Disputes

The foreign exchange and import restrictions put in place by the Bank of Algeria against OTA on April 15, 2010 will be lifted on closing, following the payment (with no admission of wrongdoing or liability) by OTA to the Algerian Treasury of the fine of DZD99 billion (approximately US$1.266 billion). At closing of the transaction, OTA will definitively discontinue (with no admission of wrongdoing or liability) all pending related proceedings.

At closing of the transaction, OTA will definitively discontinue (with no admission of wrongdoing or liability) all pending proceedings relating to the disputes with the Algerian tax administration relating to tax reassessments for the years 2004 to 2009.

Upon signing of the share purchase agreement, GTH suspended its current arbitration against the Algerian State initiated on April 12, 2012 and, upon closing of the transaction, the parties to the arbitration will terminate the arbitration and all claims relating thereto.

Agreement with OTA’s Minority Shareholder Cevital

In addition, Cevital S.p.A., or Cevital, which holds just over 3% of OTA shares, has signed a Framework Agreement with GTH under which the existing OTA shareholder arrangements will be terminated and GTH will acquire Cevital’s OTA shares. In exchange for a purchase consideration of US$178 million (equivalent to the implied price at which the FNI is acquiring its 51% stake) and the right to US$56 million from OTA’s pre-closing dividend, GTH will transfer to Cevital the shares of a wholly-owned subsidiary which will hold five-year convertible bonds issued by VimpelCom in the principal amount of US$234 million. The VimpelCom bonds will pay interest at an annual rate of 3.75% and will be convertible six months after the issuance date, up to three months before the maturity date into VimpelCom ADSs at a conversion price equal to a premium of 40% above the prevailing ADS price at the time of issue.

As part of the Cevital transaction, GTH will grant Cevital a right to purchase 3.43% of OTA shares for a fixed amount of US$178 million. Such right may be exercised on the fifth anniversary of closing (as well as upon the occurrence of certain specific events prior to that time) or at any time between the fifth and seventh anniversaries of closing. The Cevital transaction is conditional upon negotiation and execution of definitive documentation, receipt of requisite governmental approvals and on closing of the transaction with the FNI. VimpelCom will guarantee the obligations of GTH in the Cevital transaction. In case the closing does not take place, GTH and Cevital have also agreed in principle to negotiate agreements under which GTH will pay Cevital 3.43% of the net amount, if any, collected by GTH in the arbitration against the Algerian State in exchange for Cevital transferring all of its OTA shares to GTH and terminating the current OTA shareholder arrangements.

Closing

The conditions precedent to closing of the transaction with the FNI include, amongst others, the completion of the Contribution, Optimum obtaining the credit facility of up to DZD82 billion (equivalent to approximately US $1.0 billion), the payment of the pre-closing dividend of US$1.862 billion to GTH, the irrevocable termination of the existing shareholders agreement entered into with Cevital, the receipt of necessary approvals by the shareholders of GTH and the receipt of necessary regulatory approvals from the Algerian authorities. The parties expect closing to occur by the end of 2014.

For more information, see Note 28 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Certain Performance Indicators

The following discussion analyzes certain operating data, including mobile and broadband customer data, mobile MOU, mobile ARPU and mobile churn rates, that are not included in our financial statements. We provide this operating data because it is regularly reviewed by our management and our management believes it is useful in evaluating our performance from period to period as set out below. Our management believes that presenting information about mobile and broadband customers, mobile MOU and mobile ARPU is useful in assessing the usage and acceptance of our mobile and broadband products and services, and that presenting our mobile churn rate is useful in assessing our ability to retain mobile customers.

Mobile Customer Data

We offer both postpaid and prepaid services to mobile customers. As of December 31, 2013, the number of our mobile customers reached approximately 220 million. Mobile customers are generally customers in the registered customer base as of a measurement date who engaged in a revenue generating activity at any time during the three months prior to the measurement date. Such activity includes any incoming and outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile Internet service via USB modems. For our business in Italy, prepaid mobile customers are counted in our customer base if they have activated our SIM card in the last twelve months (with respect to new customers) or if they have recharged their mobile telephone credit in the last twelve months and have not requested that their SIM card be deactivated and have not switched to another telecommunications operator via mobile number portability during this period (with respect to our existing customers), unless a fraud event has occurred. Postpaid customers in Italy are counted in our customer base if they have an active contract unless a fraud event has occurred or the subscription is deactivated due to payment default or because they have requested and obtained through mobile number portability a switch to another telecommunications operator. We include mobile customers of Zimbabwe, which is accounted for as investment at cost, into the Africa & Asia reporting segment. Each of these figures is also included in our total customer data.

The following table indicates our mobile customer figures (in millions), as well as our prepaid mobile customers as a percentage of our total mobile customer base, for the periods indicated:

	As of December 31,
	2013	2012	2011
Russia	56.5	56.1	57.2
Italy	22.3	21.6	21.0
Africa & Asia*	88.9	83.5	77.7
Ukraine*	25.8	25.1	23.2
CIS	25.4	24.2	19.7
Canada	0.6	0.6	0.4
Total number of mobile customers	219.6	213.7	205.2
Percentage of prepaid customers	92.4%	96.2%	95.2%

*	The customer numbers for Africa & Asia include 2.6 million customers from Zimbabwe (accounted at cost) as of December 31, 2013 and 2012 and 1.5 million customers as of December 31, 2011. The customer numbers for 2012 and 2011 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria due to the reported technical issue, as well as changes in the definition of customers in Ukraine to align it with the group definition. MOU, Mobile ARPU and Churn have been adjusted accordingly.

Russia

As of December 31, 2013, we had approximately 56.5 million mobile customers in Russia, representing an increase of 0.7% from approximately 56.1 million mobile customers as of December 31, 2012. Our mobile customer growth in Russia in 2013 was mainly due to focusing our sales efforts on regaining customer market share to improve revenue market share.

As of December 31, 2012, we had approximately 56.1 million mobile customers in Russia, representing a decrease of 1.9% over approximately 57.2 million mobile customers as of December 31, 2011. Our mobile customer decline in Russia in 2012 was mainly due to focusing our sales efforts on high value customers outside Moscow instead of gaining customer market share.

Italy

As of December 31, 2013, we had approximately 22.3 million customers in Italy representing an increase of 3.0% over approximately 21.6 million customers as of December 31, 2012. Our mobile customer increase in 2013 was mainly due to continued development of innovative options and related promotions, enhancing our perception in the market as a value for money operator, a push for transparency and simplicity, improving our brand recognition and maintaining the best customer service in the market that was further strengthened by MNP. These efforts were further supported by a continued increase in penetration of smartphones and data services.

As of December 31, 2012, we had approximately 21.6 million customers in our Italy segment, representing an increase of 3.0% over approximately 21.0 million customers as of December 31, 2011. Our mobile customer increase in 2012 was mainly due to development of new options and related promotions, enhancing our perception in the market as a value for money operator, a push for transparency and simplicity, improving our brand recognition and maintaining the best customer service in the market. These efforts were further supported by an increased penetration of smartphones and data services.

Africa & Asia

As of December 31, 2013, we had approximately 88.9 million customers in our Africa & Asia segment (including Zimbabwe (accounted at cost) in the amount of 2.6 million customers), in comparison with 83.5 million customers (including Zimbabwe (accounted at cost) in the amount of 2.6 million customers) in 2012. The 6.5% increase is due to continued customer acquisition in Algeria, Bangladesh and Pakistan as a result of further market penetration and expansion of our mobile network coverage despite disconnection of VOIP customers in Bangladesh.

As of December 31, 2012, we had approximately 83.5 million customers in our Africa & Asia segment (including Zimbabwe (accounted at cost) in the amount of 2.6 million customers), in comparison with 77.7 million customers (including Zimbabwe (accounted at cost) in the amount of 1.5 million customers) in 2011. The 7.5% increase is due to continued customer acquisition in Algeria and Pakistan coupled with customer retention initiatives, aggressive customer acquisition in Bangladesh, and further market penetration and expansion of our mobile network coverage.

Ukraine

As of December 31, 2013, we had approximately 25.8 million mobile customers in Ukraine, in comparison with approximately 25.1 million mobile customers as of December 31, 2012. The increase of our customer base by 2.8% was mainly due to attractive retail offers and churn reduction campaigns in late 2013.

As of December 31, 2012, we had approximately 25.1 million mobile customers in Ukraine, in comparison with approximately 23.2 million mobile customers as of December 31, 2011. The increase of our customer base by 8.2% was mainly due to a more effective customer acquisition process through our dealer network and the introduction of bundled tariff plans in 2012.

CIS

As of December 31, 2013, we had approximately 25.4 million mobile customers in our CIS segment, representing an increase of 5.2% from approximately 24.2 million mobile customers as of December 31, 2012. The increase in our customer base in the CIS was a result of stable mobile customers base growth in all CIS markets except for Armenia where the customer base decreased as due to growing competition in the market.

As of December 31, 2012, we had approximately 24.2 million mobile customers in our CIS segment, representing an increase of 22.8% from approximately 19.7 million mobile customers as of December 31, 2011. The increase in our customer base in the CIS was mainly driven by the 60% increase in customers in Uzbekistan as of December 31, 2012 as compared to December 31, 2011 following the network closure of a competitor by the Uzbek authorities.

Mobile MOU

Mobile MOU measures the monthly average minutes of voice service use per mobile customer. We generally calculate mobile MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. For our business in Italy, we calculate mobile MOU as the sum of the total traffic (in minutes) in a certain period divided by the average number of customers for the period (the average of each month’s average number of customers (calculated as the average of the total number of customers at the beginning of the month and the total number of customers at the end of the month)) divided by the number of months in that period. The Africa & Asia segment measures mobile MOU based on billed minutes.

Our management does not analyze mobile MOU on a segment level in Africa & Asia and CIS segments but rather on a country basis.

The following table shows our mobile MOU for the periods indicated:

	Year ended December 31,
	2013	2012	2011
Russia	291	276	243
Italy*	237	207	197
Africa & Asia*
Algeria**	216	274	289
Pakistan	226	214	206
Bangladesh	184	216	209
Central African Republic	59	49	47
Burundi	25	37	37
Laos	106	97	233
Ukraine**	501	513	483
CIS
Kazakhstan	290	213	148
Tajikistan	270	241	229
Uzbekistan	471	474	425
Armenia	339	269	257
Georgia	244	237	207
Kyrgyzstan	265	272	303

*	For the Wind Telecom Group entities acquired on April 15, 2011, mobile MOU is calculated based on the full year.
**	For calculating mobile MOU, the customer numbers for 2012 and 2011 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria due to the reported technical issue, as well as changes in the definition of customers in Ukraine to align it with the group definition.

Russia

In 2013, our mobile MOU in Russia increased by 5.5% to 291 from 276 in 2012, primarily as a result of consistent promotion of bundled and on-net oriented offers.

In 2012, our mobile MOU in Russia increased by 13.5% to 276 from 243 in 2011, primarily as a result of the implementation of our strategy on actively promoting bundle and on-net oriented price plans.

Italy

In 2013, our mobile MOU in Italy increased by 14.4 % to 237 from 207 in 2012, primarily due to the continued promotion of bundle offers which include minutes of voice traffic, SMS and mobile Internet connectivity.

In 2012, our mobile MOU in Italy increased by 5.2% to 207 from 197 in 2011, primarily due to the strong push on bundle offers which include minutes of voice traffic, SMS and mobile Internet connectivity.

Africa & Asia

Algeria. In 2013, our mobile MOU in Algeria decreased by 21.1% to 216 from 274 in 2012 mainly due to customer growth in customer segments with lower usage patterns. In 2012, our mobile MOU in Algeria decreased by 5.2% to 274 from 289 in 2011 mainly due to customer growth in customer segments with lower usage patterns.

Pakistan. In 2013, our mobile MOU in Pakistan increased by 5.6% to 226 from 214 in 2012 mainly due to active promotion of on-net oriented offers. In 2012, our mobile MOU in Pakistan increased by 3.9% to 214 from 206 in 2011 mainly due to promotions introducing the offering of free minutes and SMS as a bonus on daily usage.

Bangladesh. In 2013, our mobile MOU in Bangladesh decreased by 14.7% to 184 from 216 in 2012 mainly due to disconnection of suspected high usage customers as per regulator’s directives and lower usage as a result of political instability throughout 2013. In 2012, our mobile MOU in Bangladesh increased by 3.3% to 216 from 209 in 2011 mainly due to promoting offerings with bonus on usage packages.

Central African Republic. In 2013, our mobile MOU in Central African Republic increased by 21.0% to 59 from 49 in 2012 mainly due to promoting higher usage tariffs. In 2012, our mobile MOU in Central African Republic increased by 4.3% to 49 from 47 in 2011 mainly due to promoting higher usage tariffs.

Burundi. In 2013, our mobile MOU in Burundi decreased by 33.5% to 25 from 37 in 2012 mainly due churn of higher value subscribers. Our mobile MOU in Burundi remained stable at 37 in 2012.

Laos. In 2013, our mobile MOU in Laos increased by 9.6% to 106 from 97 in 2012 due to higher usage. In 2012, our mobile MOU in Laos decreased by 58.4% to 97 from 233 in 2011 mainly due to a limitation imposed by Laos government on commercial activity of the company.

Ukraine

In 2013, our mobile MOU in Ukraine decreased by 2.3% to 501 from 513 in 2012, mainly due to lower usage.

In 2012, our mobile MOU in Ukraine increased by 6.2% to 513 from 483 in 2011, mainly due to further migration to of customers to bundle tariffs.

CIS

Kazakhstan

In 2013, our mobile MOU in Kazakhstan increased by 36.2% to 290 from 213 in 2012, primarily due to promotion of bundled offers.

In 2012, our mobile MOU in Kazakhstan increased by 43.7% to 213 from 148 in 2011, primarily due to the introduction of tariff plans designed to increase usage of voice services and further development of loyalty programs.

Tajikistan

In 2013, our mobile MOU in Tajikistan increased by 12.2% to 270 from 241 in 2012 primarily due to increased level of international incoming traffic from Russia, continuing promotion of bundled price plans and launching of on-net oriented offers in 2013.

In 2012, our mobile MOU in Tajikistan increased by 5.1% to 241 from 229 in 2011 primarily due to the introduction of tariff plans with lower prices to stimulate usage.

Uzbekistan

In 2013, our mobile MOU in Uzbekistan slightly decreased by 0.5% to 471 from 474 in 2012 primarily due to continued transition of subscribers to data services.

In 2012, our mobile MOU in Uzbekistan increased by 11.5% to 474 from 425 in 2011, primarily due to high usage of newly acquired customers.

Armenia

In 2012, our mobile MOU in Armenia increased by 26.1% to 339 from 269 in 2012, primarily due to promotion of on-net and off-net oriented price plans with higher usage.

In 2012, our mobile MOU in Armenia increased by 4.7% to 269 from 257 in 2011, primarily due to growth of usage as a result of the introduction of attractive tariff plans at lower prices.

Georgia

In 2013, our mobile MOU in Georgia increased by 3.0% to 244 from 237 in 2012 primarily due to the promoting higher usage tariffs.

In 2012, our mobile MOU in Georgia increased by 14.5% to 237 from 207 in 2011 primarily due to the expansion of our network and improved network quality, as well as the introduction of new tariff plans at competitive prices.

Kyrgyzstan

In 2013, our mobile MOU in Kyrgyzstan decreased by 2.3% to 265 from 272 in 2012 primarily due to continuous increase in our prices following the market trend.

In 2012, our mobile MOU in Kyrgyzstan decreased by 10.3% to 272 from 303 in 2011 primarily due to increases in our prices following the market trend.

Mobile ARPU

Mobile ARPU measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. For Italy, we define mobile ARPU as the measure of the sum of our mobile revenue in the period divided by the average number of mobile customers in the period (the average of each month’s average number of mobile customers (calculated as the average of the total number of mobile customers at the beginning of the month and the total number of mobile customers at the end of the month)) divided by the number of months in that period.

Our management does not analyze mobile ARPU on a segment level in Africa & Asia and CIS segments but rather on a country basis.

The following table shows our mobile ARPU for the periods indicated:

	Year ended December 31,
	2013	2012	2011
Russia	10.6	10.8	11.0
Italy*	16.3	18.5	21.7
Africa & Asia*
Algeria**	8.4	9.0	9.8
Pakistan	2.3	2.6	2.7
Bangladesh	1.5	1.8	1.8
Central African Republic	5.5	5.9	6.4
Burundi	3.1	3.3	3.6
Laos	6.0	5.6	5.1
Ukraine**	4.7	5.2	5.2
CIS
Kazakhstan	7.1	7.6	8.3
Tajikistan	10.0	8.6	8.8
Uzbekistan	5.3	4.6	4.1
Armenia	7.1	6.8	8.1
Georgia	6.3	6.7	6.8
Kyrgyzstan	6.6	5.5	5.5

*	For the Wind Telecom Group entities acquired on April 15, 2011, mobile ARPU is calculated based on the full year.
**	For calculating mobile ARPU, the customer numbers for 2012 and 2011 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria due to the reported technical issue, as well as changes in the definition of customers in Ukraine to align it with the group definition.

Russia

In 2013, our mobile ARPU in Russia decreased by 1.9% to US$10.6 from US$10.8 in 2012, primarily as a result of depreciation of the Russian ruble against the U.S. dollar. In functional currency terms, mobile ARPU in Russia increased by 0.5% in 2013 compared to 2012, due to increased revenue from data as a result of promoting our mobile Internet services.

In 2012, our mobile ARPU in Russia decreased by 1.8% to US$10.8 from US$11.0 in 2011, primarily as a result of depreciation of the Russian ruble against the U.S. dollar. In functional currency terms, mobile ARPU in Russia increased by 3.6% in 2012 compared to 2011, due to increased revenue from data as a result of promoting our mobile Internet services.

Italy

In 2013, our mobile ARPU in Italy decreased by 11.9% to US$16.3 from US$18.5 in 2012 primarily as a result of decline in voice revenue due to strong competition on pricing and regulation reducing on mobile termination rates, which decrease was partially offset by appreciation of EURO against U.S. dollar. In functional currency terms, mobile ARPU in Italy decreased by 14.5% in 2013 compared to 2012.

In 2012, our mobile ARPU in Italy decreased by 14.9% to US$18.5 from US$21.7 in 2011 primarily as a result of depreciation of the functional currency, regulation reducing mobile termination rates and strong competition on pricing. In functional currency terms, mobile ARPU in Italy decreased by 7.8% in 2012 compared to 2011.

Africa & Asia

Algeria. In 2013, our mobile ARPU in Algeria decreased by 6.5% to US$8.4 from US$9.0 in 2012. The decrease is mainly due to the inability to attract high value customers and promote corporate offers, as a result of limited network capacity suffering from ongoing limitations from the government coupled with actions of our competitors in the market. In 2012, our mobile ARPU in Algeria decreased by 8.2% to US$9.0 from US$9.8 in 2011. The decrease is mainly due to additions to the customer base with lower usage patterns as well as an increase in multi-SIM phenomenon and the revision of the interconnect catalog in 2012.

Pakistan. In 2013, our mobile ARPU in Pakistan decreased by 10.8% to US$2.3 from US$2.6 in 2012 mainly due to negative currency translation impact, adverse regulatory changes imposing additional taxes on customers and negative macroeconomic conditions. In functional currency terms ARPU decreased in 2013 by 4.5% compared to 2012. In 2012, our mobile ARPU in Pakistan decreased by 3.7% to US$2.6 from US$2.7 in 2011 mainly due to negative currency translation impact. In functional currency terms ARPU increased due to high VAS uptake and data offerings, in addition to tariff adjustments.

Bangladesh. In 2013, our mobile ARPU in Bangladesh decreased by 16.2% to US$1.5 from US$1.8 in 2012 mainly due to self-regulated disconnection of suspected high paid customers as per regulator’s directives and lower usage as a result of political instability throughout 2013 further impacted by lower price per minute of use. In 2012, our mobile ARPU in Bangladesh remained stable at US$1.8 in 2012 and in 2011.

Central African Republic. In 2013, our mobile ARPU in Central African Republic decreased to US$5.5 from US$5.9 mainly as a result of a decrease in average price per minute to increase usage. In 2012, our mobile ARPU in Central African Republic decreased by 7.8% to US$5.9 from US$6.4 mainly as a result of local currency depreciation. In functional currency terms ARPU slightly increased due to an increase in the average price per minute.

Burundi. In 2013, our mobile ARPU in Burundi decreased to US$3.1from US$3.3 in 2012 mainly as a result of the local currency depreciation. In the functional currency mobile ARPU was stable in 2013 In 2012, our mobile ARPU in Burundi decreased by 7.3% to US$3.3 from US$ 3.6 mainly as a result of local currency depreciation. In functional currency terms ARPU slightly increased due to an increase in the average price per minute.

Laos. In 2013, our mobile ARPU in Laos increased by 6.3% to US$6.0 from US$ 5.6 in 2012. The increase was primarily due to a lower average customer base reflecting the loss of mostly lower value customer. In 2012, our mobile ARPU in Laos increased by 10.0% to US$5.6 from US$ 5.1 in 2011. The increase was primarily due to a lower customer base reflecting the loss of mostly lower value customer.

Ukraine

In 2013, our mobile ARPU in Ukraine decreased by 9.2% to US$4.7 from US$5.2 in 2012 primarily due to a continued shift in customer base whereby the proportion of high-value and mid-value customers decreased, mainly as a result of the introduction of bundled tariff plans in 2012.

In 2012 and 2011, our mobile ARPU in Ukraine remained stable at US$5.2 mainly as a result of the introduction of bundled tariff plans in 2012.

CIS

Kazakhstan. In 2013, our mobile ARPU in Kazakhstan decreased by 6.3% to US$7.1 from US$7.6 in 2012, primarily due to a decline in voice revenue that was not fully compensated by Internet usage revenue following the implementation of bundled tariff plans. In 2012, our mobile ARPU in Kazakhstan decreased by 8.5% to US$7.6 from US$8.3 in 2011, primarily due to increased price competition, which had a negative impact on ARPU that was greater than the positive impact from the increase in MOU over the period.

Tajikistan. In 2013, our mobile ARPU in Tajikistan increased by 16.6% to US$10.0 from US$8.6 in 2012, primarily due to increased level of international interconnect revenue and increase in mobile data revenue. In 2012, our mobile ARPU in Tajikistan decreased by 2.8% to US$8.6 from US$8.8 in 2011, primarily due to continuing price competition and our launch of lower priced tariff plans which was partially offset by increase in MOU.

Uzbekistan. In 2013, our mobile ARPU in Uzbekistan increased by 14.5% to US$5.3 from US$4.6 in 2012, primarily due to our efforts in promoting offers with higher price per minute that became possible in the two-player market conditions as a result of the network closure of a competitor by the Uzbek authorities in 2012. In 2012, our mobile ARPU in Uzbekistan increased by 13.1% to US$4.6 from US$4.1 in 2011, primarily due to an increase in mobile MOU, the introduction of a monthly fee on all tariff plans and the acquisition of customers with high ARPU as a result of the network closure of a competitor by the Uzbek authorities.

Armenia. In 2013, our mobile ARPU in Armenia increased by 4.1% to US$7.1 from US$6.8 in 2012, primarily as a result of appreciation of the Armenian dram against the U.S. dollar. In functional currency terms, mobile ARPU in Armenia increased by 1.5% in 2013 compared to 2012 which reflected our efforts in promotion of the right mix of on-net and off-net oriented price plans and data stimulating offers. In 2012, our mobile ARPU in Armenia decreased by 16.1% to US$6.8 from US$8.1 in 2011, primarily due to lower prices per minute resulting from the introduction of new tariff plans to address increased competition which was not fully compensated by an increase in MOU.

Georgia. In 2013, our mobile ARPU in Georgia decreased by 5.1% to US$6.3 from US$6.7 in 2012, primarily due to a decrease in prices as a result of competition. In 2012, our mobile ARPU in Georgia decreased by 2.2% to US$6.7 from US$6.8 in 2011, primarily due to a decrease in prices as a result of the introduction of new tariff plans which was almost fully offset by an increase in mobile MOU.

Kyrgyzstan. In 2013, our mobile ARPU in Kyrgyzstan increased by 18.7% to US$6.6 from US$5.5 in 2012, primarily due to an increased level of international interconnect revenue as a result of incoming traffic, mobile termination rates growth and our efforts in promotion of mobile data services. In 2012 and 2011, our mobile ARPU in Kyrgyzstan remained stable at US$5.5.

Mobile Churn Rate

We generally define our mobile churn rate as the total number of churned mobile customers over the reported period expressed as a percentage of the average of our mobile customer base at the starting date and at the ending date of the period. The total number of churned mobile customers is calculated as the difference between the number of new customers who engaged in a revenue generating activity in the reported period and the change in the mobile customer base between the starting date and the ending date of the reported period. Migration between prepaid and postpaid forms of payment and between tariff plans may technically be recorded as churn, which contributes to our mobile churn rate even though we do not lose those customers. For our business in Italy, mobile churn is defined as the rate at which customers are disconnected from our network, or are removed from our customer base due to inactivity, fraud or payment default. In Italy, our mobile churn is calculated by dividing the total number of customer disconnections (including customers who disconnect and reactivate with us at a later stage with a different SIM card) for a given period by the average number of customers for that period (calculated as the average of each month’s average number of customers (calculated as the average of the total number of customers at the beginning of the month and the total number of customers at the end of the month)) divided by the number of months in that period.

The following table shows our churn rates (%) for the periods indicated:

	Year ended December 31,
	2013	2012	2011
Russia	63.9	63.2	62.8
Italy	36.6	35.2	28.3
Africa & Asia
Algeria*	31.6	29.5	23.4
Pakistan	23.0	25.2	29.5
Bangladesh	22.3	25.2	18.5
Central African Republic	63.2	60.0	102.0
Burundi	56.0	54.0	59.9
Laos	102.6	141.0	258.0
Ukraine*	35.3	29.8	28.9
CIS
Kazakhstan	48.6	55.8	47.4
Tajikistan	77.9	72.7	67.4
Uzbekistan	53.5	55.1	59.7
Armenia	62.6	83.9	87.6
Georgia	74.0	79.1	70.1
Kyrgyzstan	65.6	66.1	52.3

*	For calculating mobile churn rates, the customer numbers for 2012 and 2011 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria due to the reported technical issue, as well as changes in the definition of customers in Ukraine to align it with the group definition.

Russia

In 2013, our mobile churn rate in Russia marginally increased to 63.9% compared to 63.2% in 2012 due to the higher churn rate in lower-ARPU customers that comprised a slightly bigger portion of our customer base.

In 2012, our mobile churn rate in Russia increased to 63.2% compared to 62.8% in 2011 due to aggressive competition in the mobile market.

Italy

In 2013, our mobile churn rate in Italy marginally increased to 36.6% compared to 35.2% in 2012 due to the strong competition in the market and regulatory requirements to ensure a relatively shorter time needed to transfer a mobile number under the MNP regulation. For the same reasons in 2012, our mobile churn rate in Italy increased to 35.2% compared to 28.3% in 2011.

Africa & Asia

Algeria. In 2013, our mobile churn rate in Algeria increased to 31.6% compared to 29.5% in 2012 due to the effect of actions from various governmental authorities we are facing. In 2012, our mobile churn rate in Algeria increased to 29.5% compared to 23.4% in 2011 for the same reasons.

Pakistan. In 2013, our mobile churn rate in Pakistan decreased to 23.0% compared to 25.2% in 2012 due to an increased focus on customer experience management, and continuous reactivation offers supported by relatively lower sales in the beginning of the year due to regulatory restrictions. In 2012, our mobile churn rate in Pakistan decreased to 25.2% compared to 29.5% in 2011 due to targeted acquisitions alongside various retention initiatives.

Bangladesh. In 2013, our mobile churn rate in Bangladesh decreased to 22.3% compared to 25.2% in 2012 mainly due to our efforts in customer retention and high disconnections of suspected VoIP users in 2012. In 2012, our mobile churn rate in Bangladesh increased to 25.2% compared to 18.5% in 2011 mainly due to disconnections of suspected VoIP users.

Central African Republic. In 2012, our mobile churn rate in Central African Republic marginally increased to 63.2% compared to 60.0% in 2012.

Burundi. In 2012, our mobile churn rate in Burundi marginally increased to 56.0% compared to 54.0% in 2012.

Laos. In 2013, our mobile churn rate in Laos decreased to 102.6% compared to 141.0% in 2012 due to continuing impact of the regulatory changes introduced in 2012 which slowed down the market competition on price. In 2012, our mobile churn rate in Laos decreased to 141.0% compared to 258.0% in 2011 for the same reasons.

Ukraine

Our mobile churn rate in Ukraine in 2013 increased to 35.3% compared to 29.8% in 2012 due to increased churn driven by aggressive pricing actions in early 2013 coupled by the seasonal offer in the summer period which led to a higher churn in late 2013.

Our mobile churn rate in Ukraine in 2012 increased to 29.8% compared to 28.9% in 2011 due to an increasing share of lower quality customers resulting from higher levels of gross additions, the merger of Kyivstar with URS resulting in abandonment of second SIMs.

CIS

Kazakhstan. In 2013, our mobile churn rate in Kazakhstan decreased to 48.6% compared to 55.8% in 2012 due to a new ARPU based commission scheme implemented for dealers which positively impacted the quality of acquired customers. In 2012, our mobile churn rate in Kazakhstan increased to 55.8% compared to 47.4% in 2011 due to increased competition that was partially mitigated by customer retention measures such as loyalty programs.

Tajikistan. In 2013, our mobile churn rate in Tajikistan increased to 77.9% compared to 72.7% in 2012 due to increased competition and a higher proportion of lower-ARPU customers with a high churn rate. In 2012, our mobile churn rate in Tajikistan increased to 72.7% compared to 67.4% in 2011 due to increased competition that was partially mitigated by customer retention measures such as loyalty programs.

Uzbekistan. In 2013, our mobile churn rate in Uzbekistan decreased to 53.5% compared to 55.1% in 2012 as a result of our efforts directed towards retaining and attracting more loyal customers. In 2012, our mobile churn rate in Uzbekistan decreased to 55.1% compared to 59.7% in 2011 due to network closure of a competitor by the Uzbek authorities, as well as our efforts directed towards retaining and attracting more loyal higher-usage customers and network quality improvements.

Armenia. In 2013, our mobile churn rate in Armenia decreased to 62.6% compared to 83.9% in 2012 due to improved sales efforts directed toward higher quality customers and targeted marketing campaigns. In 2012, our mobile churn rate in Armenia decreased to 83.9% compared to 87.6% in 2011 due to improved sales efforts directed toward higher quality customers.

Georgia. In 2013, our mobile churn rate in Georgia decreased to 74.0% compared to 79.1% in 2012 due our efforts in customer retention. In 2012, our mobile churn rate in Georgia increased to 79.1% compared to 70.1% in 2011 due to significant increase in the number of tourists in Georgia due to simplification of visa requirements.

Kyrgyzstan. In 2013, our mobile churn rate in Kyrgyzstan marginally decreased to 65.6% compared to 66.1% in 2012 due to churn prevention measures such as loyalty programs. In 2012, our mobile churn rate in Kyrgyzstan increased to 66.1% compared to 52.3% in 2011 due to increased competition that was partially mitigated by churn prevention measures such as loyalty programs.

Broadband Customers

Broadband customers are generally customers in the registered customer base who were engaged in a revenue generating activity using broadband in the three-month period prior to the measurement date. In Russia and Ukraine, such activity includes monthly Internet access using FTTB, xDSL and WiFi technologies, as well as mobile Internet access via USB modems using 2.5G/3G/HSDPA technologies. In Italy, we measure broadband customers based on the number of active contracts signed. Our Italy mobile broadband customers are those consumers who have performed at least one mobile Internet event in the previous month on 2.5G/3G/3.5G network technology. Our CIS mobile broadband customers are those who have performed at least one mobile Internet event in the three-month period prior to the measurement date.

Russia

The fixed-line broadband customers are mainly represented by FTTB customers. As of December 31, 2013 and December 31, 2012, we had approximately 2.3 million fixed-line customers in Russia. The number did not change significantly due to our focus on high-value customers and limited expansion in other segments. As of December 31, 2012, we had approximately 2.3 million fixed-line customers in Russia, representing an increase of approximately 9.5% over the approximately 2.1 million FTTB customers as of December 31, 2011 due to higher sales as a result of our sales efforts in regional markets.

As of December 31, 2013, we had also approximately 3.1 million mobile broadband customers using USB modems in Russia, representing an increase of approximately 18.1% over the approximately 2.7 million mobile broadband customers as of December 31, 2012. The increase was mainly due to our sales efforts in USB modem market and active promotion of offers based on unlimited Internet usage.

As of December 31, 2012, we had also approximately 2.7 million of mobile broadband customers using USB modems in Russia, representing an increase of approximately 8.0% over the approximately 2.5 million mobile broadband customers as of December 31, 2011. The increase was mainly due to our sales efforts in USB modem market.

Italy

As of December 31, 2013, we had approximately 8.3 million mobile broadband customers in Italy, representing an increase of approximately 49.7% over the approximately 5.5 million mobile broadband customers as of December 31, 2012. The increase was mainly driven by WIND’s renewed campaigns based on “All Inclusive” package offerings coupled with value for money plans and the increased diffusion in the market of smartphones.

As of December 31, 2012, we had approximately 5.5 million mobile broadband customers in Italy, representing an increase of approximately 22.2% over the approximately 4.5 million mobile broadband customers as of December 31, 2011. The increase was mainly driven by WIND’s campaigns based on “All Inclusive” package offerings coupled with value for money plans.

As of December 31, 2013, and December 31, 2012 we had approximately 2.2 million fixed-line broadband customers in Italy. The number did not change due to the new strategy focused on higher margins customers and less expensive pull sales channels.

As of December 31, 2012, we had approximately 2.2 million fixed-line broadband customers in Italy, representing an increase of approximately 4.8% over the approximately 2.1 million fixed-line broadband customers as of December 31, 2011. The increase was driven by simple, clear and “All Inclusive” package offerings coupled with increased sales efforts of dual play offers to existing LLU customers.

Africa & Asia

We did not have a significant amount of broadband customers in Africa & Asia as of December 31, 2013, December 31, 2012 and December 31, 2011.

Ukraine

As of December 31, 2013, we had approximately 0.8 million fixed-line broadband customers in Ukraine, compared to approximately 0.6 million as of December 31, 2012. The increase of 24.3% was due to our sales efforts towards promotion of broadband Internet.

As of December 31, 2012, we had approximately 0.6 million fixed-line broadband customers in Ukraine, compared to approximately 0.4 million as of December 31, 2011. The increase was due to our sales efforts towards convergent offers for mobile and home Internet.

CIS

As of December 31, 2013, we had approximately 13.7 million broadband customers in the CIS, consisting of approximately 13.3 million mobile broadband and 0.4 million of fixed-line broadband customers, compared to approximately 12.0 million mobile broadband customers and approximately 0.3 million fixed-line broadband customers as of December 31, 2012. The increase was mainly due to an increase of mobile data users in line with our strategy in Kazakhstan and Uzbekistan markets as a result of active promotion of bundles and data usage offers and an increase of fixed-line broadband users in Kazakhstan as a result of our sales efforts in this market.

As of December 31, 2012, we had approximately 12.3 million broadband customers in the CIS, consisting of approximately 12.0 million mobile broadband and 0.3 million of fixed-line broadband customers, compared to approximately 9.3 million mobile broadband customers and approximately 0.2 million fixed-line broadband customers as of December 31, 2011. The increase was mainly due to an increase of fixed-line broadband users in Kazakhstan and Armenia as a result of our sales efforts in these markets and an increase of mobile data users in line with our strategy in these markets. In Uzbekistan increase was by approximately 2.0 million mobile data customers as a result of the network closure of a competitor by the Uzbek authorities and increase of approximately 0.7 million mobile data customers in other CIS companies.

Revenue

During the three years ended December 31, 2013, we generated revenue from providing voice, data and other telecommunication services through a range of traditional and broadband mobile and fixed technologies, as well as selling equipment and accessories.

Service Revenue

Our service revenue included revenue from airtime charges from postpaid and prepaid customers, monthly contract fees, time charges from customers online using Internet services, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services such as messaging, data and infotainment. Roaming revenue include both revenue from our customers who roam outside of their home country networks and revenue from other wireless carriers for roaming by their customers on our network. Roaming revenue does not include revenue from our own customers roaming while traveling across Russian regions within our network (so called “intranet roaming”).

Sales of Equipment and Accessories and Other Revenue

We sold mobile handsets, equipment and accessories to our customers. Our other revenue included, among other things, revenue arising from the settlement of commercial disputes, penalties charged to suppliers and rental of base station sites.

Expenses

Operating Expenses

During the three years ended December 31, 2013, we had two categories of operating expenses directly attributable to our revenue: service costs and the costs of equipment and accessories.

Service Costs

Service costs included interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines for emergencies.

Costs of Equipment and Accessories

Our costs of equipment and accessories sold represented the amount that was payable for these goods, net of VAT. We purchased handsets, equipment and accessories from third party manufacturers for resale to our customers for use on our networks.

In addition to service costs and the costs of equipment and accessories, during the three years ended December 31, 2013, our operating expenses included:

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

Finance Costs

We incurred interest expense on our vendor financing agreements, loans from banks, bonds, capital leases and other borrowings net of amounts capitalized. Our interest bearing liabilities carry both fixed and floating interest rates. On our borrowings with a floating interest rate, the interest rate is linked to LIBOR, EURIBOR, AB SEK, MosPRIME, KIBOR, Bangladeshi T-Bill or Rendistato. Our interest expense depends on a combination of prevailing interest rates and the amount of our outstanding interest bearing liabilities. Of our interest bearing liabilities, 93% have fixed rates and 7% have floating rates.

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

Shares of (Profit)/Loss of Associates and Joint Ventures Accounted for Using the Equity Method

Shares of (profit)/ loss of associates and joint ventures accounted for using the equity method represent our share in profit and loss of our joint ventures and associates accounted for using the equity method, primarily represented by Euroset and WIND Mobile.

Net Foreign Exchange Loss/(Income)

The functional currencies of our group are the Russian ruble in Russia, the Euro in Italy, the Algerian dinar in Algeria, the Pakistani rupee in Pakistan, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Kazakh tenge in the Republic of Kazakhstan, the Armenian dram in the Republic of Armenia, the Georgian lari in Georgia, Kyrgyz som in Kyrgyzstan, Lao Kip in Laos and the U.S. dollar in Tajikistan and Uzbekistan. Monetary assets and liabilities denominated in foreign currencies are translated into our respective functional currencies on the relevant balance sheet date. We record changes in the values of such assets and liabilities as a result of exchange rate changes in our results of operations under the line item net foreign exchange (loss)/gain.

Income Tax Expense

The statutory income tax rate in Russia, Kazakhstan, Laos and Armenia in 2013 and in 2012 was 20.0%. The statutory income tax rate in Ukraine was 19.0% in 2013 and 21% in 2012. The statutory income tax rate in Georgia was 15.0% in 2013 and in 2012. The statutory income tax rate in Kyrgyzstan in 2013 and in 2012 was 10.0%. In Uzbekistan, the income tax rate was 9.0% in 2013 and in 2012 (and 8% subnational tax). The statutory income tax rate in Luxembourg was 22.05% in 2013 and in 2012 (and 6.75% subnational tax). The statutory income tax rate in the Netherlands, Egypt, Tajikistan and Algeria was 25.0% in 2013 and in 2012. The statutory income tax rate in Italy was 27.5% in 2013 (and 4.58% subnational tax) and in 2012. The statutory income tax rate in Pakistan was 34% in 2013 and 35% in 2012. The tax rate of Burundi was 35.0% in 2013 and in 2012. The statutory income tax rate in Bangladesh was 45.0% in 2013 and in 2012. The statutory income tax rate in CAR was 30% in 2013 and 33.3% in 2012.

Results of Operations

The table below shows, for the periods indicated, the following consolidated statement of operations data expressed as a percentage of consolidated total operating revenue:

	Years ended December 31,
	2013	2012	2011
Service revenue	95.5%	95.9%	96.7%
Sale of equipment and accessories	3.2%	2.9%	2.5%
Other revenue	1.3%	1.1%	0.8%

Total operating Revenue	100.0%	100.0%	100.0%

Operating expenses
Service costs	22.8%	23.6%	24.5%
Cost of equipment and accessories	3.5%	3.0%	3.3%

Selling, general and administrative expenses	37.1%	31.1%	31.5%
Depreciation	13.5%	12.7%	13.5%
Amortization	7.9%	9.0%	10.2%
Impairment loss	13.2%	1.7%	2.6%

Loss on disposals of non-current assets	0.4%	0.9%	0.4%

Total operating expenses	98.5%	81.9%	85.9%

	Years ended December 31,
	2013	2012	2011
Operating profit	1.5%	18.1%	14.1%

Finance costs	9.5%	8.8%	7.8%
Finance income	-0.4%	-0.7%	-0.6%
Other non-operating losses/(gains)	0.8%	0.3%	1.5%

Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	0.7%	0.0%	0.2%
Net foreign exchange (gain)/loss	-0.1%	-0.3%	0.9%

Profit/(loss) before tax	-9%	9.9%	4.2%

Income tax expense	9.2%	3.9%	2.9%

Profit/(loss) for the year	-18.1%	6.0%	1.3%

Attributable to:
The owners of the parent	-11.6%	6.7%	2.7%
Non-controlling interest	-6.5%	-0.7%	-1.4%

	-18.1%	6.0%	1.3%

The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Russia

	Year Ended December 31,
	2013	2012	% Change	2012	2011	% Change
	(In millions of U.S. dollars, except % change)
Total operating revenue from external customers	9,007	9,102	-1.0%	9,102	8,982	1.3%
Intersegment revenue	102	88	16%	88	82	7.3%
Total operating revenue (including intersegment revenue)	9,109	9,190	-0.9%	9,190	9,064	1.4%
Adjusted EBITDA	3,815	3,878	-1.6%	3,878	3,641	6.5%

Italy

	Year Ended December 31,
	2013	2012	% Change	2012	2011	% Change
	(In millions of U.S. dollars, except % change)
Total operating revenue from external customers	6,614	6,977	-5.2%	6,977	5,584	24.9%
Intersegment revenue	4	5	-20%	5	—	n/a
Total operating revenue (including intersegment revenue)	6,618	6,982	-5.2%	6,982	5,584	25.0%
Adjusted EBITDA	2,598	2,658	-2.3%	2,658	2,312	15.0%

Africa & Asia

	Year Ended December 31,
	2013	2012	% Change	2012	2011	% Change
	(In millions of U.S. dollars, except % change)
Total operating revenue from external customers	3,506	3,723	-5.8%	3,723	2,684	38.7%
Intersegment revenue	—	—	n/a	—	4	-100%
Total operating revenue (including intersegment revenue)	3,506	3,723	-5.8%	3,723	2,688	38.5%
Adjusted EBITDA	405	1,741	-77%	1,738	1,087	59.9%

Ukraine

	Year Ended December 31,
	2013	2012	% Change	2012	2011	% Change
	(In millions of U.S. dollars, except % change)
Total operating revenue from external customers	1,546	1,595	-3.1%	1,595	1,548	3.0%
Intersegment revenue	64	81	-19.8%	81	93	-12.9%
Total operating revenue (including intersegment revenue)	1,610	1,676	-4%	1,676	1,641	2.1%
Adjusted EBITDA	781	859	-9.1%	859	873	-1.6%

CIS

	Year Ended December 31,
	2013	2012	% Change	2012	2011	% Change
	(In millions of U.S. dollars, except % change)
Total operating revenue from external customers	1,863	1,664	12%	1,664	1,470	13.2%
Intersegment revenue	83	91	-8.8%	91	119	23.5%
Total operating revenue (including intersegment revenue)	1,946	1,755	11%	1,755	1,589	10.4%
Adjusted EBITDA	856	813	5.3%	813	703	15.6%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Total Operating Revenue

Our consolidated total operating revenue decreased by 2.2% to US$22,546 million during 2013 from US$23,061 million during 2012 primarily due to depreciation of the functional currencies of our operations as well as negative trends in our major markets. The following discussion of revenue by reportable segments includes intersegment revenue. Our management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a stand-alone basis.

Russia

Our total operating revenue in Russia decreased by 0.9% to US$9,109 million during 2013 from US$9,190 million during 2012 due to depreciation of the Russian ruble against the US dollar. In local currency total operating revenue in Russia increased by 1.6%. Our Russia total operating revenue consists primarily of mobile services and fixed-line services.

Revenue from our mobile services in Russia decreased by 1.2% to US$7,536 million during 2013 from US$7,630 million during 2012.

During 2013, we generated US$3,923 million of our service revenue from airtime charges from mobile postpaid and prepaid customers, including monthly contract fees and roaming fees and roaming fees received from other mobile services operators for providing roaming services to their customers, or 52.1% of the total mobile operating revenue in our Russia segment, compared to US$4,173 million, or 54.7% of the total mobile operating revenue in 2012. In U.S. dollars terms, the 6.0% decrease in voice service revenue in the Russia segment was due to decreasing revenue from service voice as a result of APPM decline and decrease in content revenue. In functional currency terms, our voice service revenue decreased by 3.7%.

During 2013, we generated US$2,099 million of our service revenue from value added services, including data revenue, or 27.9% of the total mobile operating revenue in our Russia segment, compared to US$1,951 million, or 25.6% of the total mobile operating revenue in 2012. In U.S. dollars terms, the increase was 7.6%, while in functional currency terms, our Russia segment service revenue from value added services, including data revenue increased by 10.4% during 2013 compared to 2012, primarily due to an increase in mobile customers using Internet access and overall consumption of Internet services due to increasing demand for data.

During 2013, we generated US$1,171 million of our service revenue from interconnect, or 15.5% of the total mobile operating revenue in our Russia segment, compared to US$1,152 million, or 15.1% of the total mobile operating revenue in 2012. In U.S. dollars terms, the increase was 1.6%, while in functional currency terms, our Russia segment service revenue from interconnect increased by 4.1% during 2013 compared to 2012, primarily due to an increase in tariffs for international operators.

Our mobile total operating revenue in our Russia segment also included revenue from sales of equipment and accessories and other revenue. During 2013, revenue from sales of equipment and accessories and other revenue decreased by 2.6% to US$344 million from US$353 million during 2012 and increased to 4.6% of the total mobile operating revenue in our Russia segment in 2013. In functional currency terms, our Russia segment sales of equipment and accessories decreased by 0.9% during 2013 compared to 2012, primarily as a result of a decrease in sales due to our focus on higher marginal services.

During 2013, revenue from our fixed-line services in Russia increased by 0.8% to US$1,572 million from US$1,560 million in 2012. Our revenue from fixed-line services in Russia in 2013 consisted of US$631 million generated from business operations, US$525 million generated from wholesale operations and US$416 million generated from residential and FTTB operations. In functional currency terms, our total operating revenue from our Russia fixed-line services increased by 3.3% during 2013 compared to 2012, primarily due to increase of volumes in international traffic termination and increase of tariffs.

Italy

Our Italy total operating revenue was US$6,618 million during 2013, representing a decrease of 5.2% compared to US$6,982 million in 2012.

In our Italy segment, total operating revenue from services were US$6,096 million during 2013, representing a decrease of 6.3% compared to US$6,507 million in 2012. The decrease in service revenue in our Italy segment was mainly due to a decrease in interconnection revenue as a result of MTR cuts, and a decrease in telephone services, the effect of which was partially offset by the increase in the revenue from equipment sales.

During 2013, we generated US$5,352 million of our service revenue from mobile and fixed-line telecommunication services, including revenue from, among others, traffic, roaming revenue from our customers travelling abroad, fees and contributions from our mobile and fixed-line (including Internet) businesses, or 87.8% of our total operating revenue from services in our Italy segment, which decreased by 2.7% from US$5,501 million of revenue in 2012, or 84.5% of our total operating revenue from services in our Italy segment in 2012. The decrease was mainly due to a difficult macroeconomic situation and the contraction of the market. The decrease was in part offset by an increase in our mobile customer base and the development of offers dedicated to internet navigation on mobile phones.

During 2013, we generated US$530 million of our service revenue from interconnection traffic, relating to incoming calls from other operators’ networks to our mobile and fixed-line networks, or 8.7% of our total operating revenue from services in our Italy segment, representing a decreased of 32.6% compared to US$786 of revenue in 2012, or 12.1% of the total operating revenue from services in 2012. The decrease is due to the effect of the reduction of unit tariffs set by AGCOM.

During 2013, we generated US$55 million of our service revenue from international roaming, relating to calls made by customers of foreign mobile network operators while travelling in Italy, or 0.9% of our total operating revenue from services in our Italy segment. In 2012, we generated US$57 million from international roaming, or 0.9% of total operating revenue from services in our Italy segment. In 2013 international roaming revenue fell mainly as a result of the general reduction in tariffs, only partially offset by an increase in international roaming volume.

During 2013, we generated US$159 million of our service revenue from other types of services, which mainly relate to rental to third parties of advertising space on our internet portal, leased lines and access fees charged to telecom operators and penalties charged to their mobile and fixed-line customers, or 2.6% of our total operating revenue from services in our Italy segment, representing a decrease of 2.5% compared to US$163 in 2012, or 2.5% of our total operating revenue from services. The decrease compared to 2012 is mainly due to lower revenue from rental from other operator (colocation) due to the netting of the amount with the related cost.

Our total operating revenue in our Italy segment also included revenue from sales, mainly relating to the sale of SIM cards, mobile and fixed-line phones and related accessories. During 2013, revenue from sales increased to US$318 million, or 24.6%, from US$255 million in 2012 primarily due to the increase in sale of mobile telephone handsets and a shift of sales towards higher priced devices.

During 2013, we generated US$204 million of our revenue in our Italy segment from the settlement of commercial disputes and penalties charged to suppliers, representing a decrease of 7.2% from US$220 million in 2012. The decrease was mainly due to the revisions of estimates made in previous years and to the effects related to the lower proceeds from settlement of disputes with some suppliers.

Africa & Asia

Our Africa & Asia total operating revenue decreased to US$3,506 million during 2013, representing a decrease of 5.8% from US$3,721 million during 2012. Our Africa & Asia total operating revenue consists of revenue from providing mobile services.

During 2013, we generated US$2,811 million of our revenue from airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers, or 80.2% of our total operating revenue in our Africa & Asia segment, compared to US$2,939 million, or 79.0% of the total operating revenue in our Africa & Asia segment in 2012. The decrease in revenue in our Africa & Asia segment was primarily due to depreciation of functional currencies in our major markets affected by regulatory actions.

During 2013, we generated US$352 million of our revenue from interconnect fees, or 10.0% of the total operating revenue in our Africa & Asia segment, compared to US$368 million, or 9.9% of the total operating revenue in our Africa & Asia segment in 2012. The decrease during 2013 compared to 2012 was due to the depreciation of the functional currencies in our major markets in Africa &Asia segment.

During 2013, we generated US$334 million of our revenue from value added services, including data revenue, or 9.5% of the total operating revenue in our Africa & Asia segment, compared to US$307 million, or 8.3% of the total operating revenue in our Africa & Asia segment in 2012. The increase in 2013 compared to 2012 was due to increasing demand for data services as a result of an increase in smartphone penetration offset by devaluation of local currencies.

During 2013, we generated US$61 million of our revenue from other services, or 1.7% of the total operating revenue in our Africa & Asia segment, compared to US$65 million, or 1.7% of total operating revenue in the Africa & Asia segment in 2012. These revenue are primarily generated by fixed line services such as leasing lines, DSL and wireless internet in Pakistan.

Our total operating revenue in our Africa & Asia segment also includes revenue from sales of equipment and accessories and other revenue. During 2013, revenue from sales of equipment and accessories and other revenue was US$10 million, whereas in 2012 revenue from sales of equipment and accessories and other revenue was US$42 million. The decrease in 2013 compared to 2012 was due to a decrease in sales volume in 2013 as a result of our focus on higher marginal service.

Ukraine

Our Ukraine total operating revenue decreased by 3.9% to US$1,610 million during 2013 from US$1,676 million during 2012, due to a decline in mobile revenue.

During 2013, our revenue from mobile services in our Ukraine segment decreased by 5.1% to US$1,472 million from US$1,551 million during 2012, primarily due to a decrease in both revenue from sales of equipment and voice revenue mobile.

During 2013, we generated US$869 million of our service revenue from airtime charges from mobile postpaid and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile services operators for providing roaming services to their customers, or 59.0% of the total mobile operating revenue in our Ukraine segment, compared to US$940 million, or 60.6% of the total mobile operating revenue in 2012. The 7.5% decrease was primarily due to the high level of reconnections of high value existing customers to retail offers in early 2013.

During 2013, we generated US$316 million of our service revenue from value added services including data revenue, or 21.4% of the total mobile operating revenue in our Ukraine segment, compared to US$285 million, or 18.4% of the total mobile operating revenue in 2012. The 10.7% increase in our value added service revenue was primarily due to an increase in the number of mobile customers and overall growth in the use of Internet and messaging services.

During 2013, we generated US$261 million of our service revenue from interconnect, or 17.7% of the total mobile operating revenue in our Ukraine segment, compared to US$293 million, or 18.9% of the total mobile operating revenue in 2012. The 11% decrease was primarily due to traffic decline from other national and international operators.

During 2013, we generated US$3 million of other service revenue, or 0.2% of the total mobile operating revenue in our Ukraine segment, which is consistent with US$3 million generated in 2012, or 0.2% of the total mobile operating revenue in 2012.

Our Ukraine total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. During 2013, revenue from sales of equipment and accessories and other revenue decreased to US$24 million, or 1.6% of the total mobile operating revenue in our Ukraine segment, from US$31 million, or 2.0% of the total mobile operating revenue in our Ukraine segment in 2012. The decrease was due to a reduction in low margin handset sales in 2013 as a result of our focus on higher margins.

Our revenue from fixed-line services in Ukraine increased by 10.7% to US$138 million in 2013 from US$125 million in 2012, primarily due to an increase in the residential and FTTB revenue. Our revenue from fixed-line services in 2013 consisted of US$50 million generated from business operations, US$36 million generated from wholesale operations and US$52 million generated from residential and FTTB operations. Revenue from business operations increased by 4.5% from US$48, revenue from residential and FTTB operations increased by 46.9% from US$35 in 2012, while revenue from wholesale operations decreased by 12.9% from US$41 in 2012. Wholesale revenue decreased primarily due to a lower volume of international traffic Revenue from business operations increased due to increase of number of customers with high ARPU. Revenue from residential and FTTB revenue increased due to growth in the FTTB customer base.

CIS

Our CIS total operating revenue increased by 11.0% to US$1,946 during 2013 from US$1,755 million during 2012. Our CIS total operating revenue consist of revenue from providing mobile services as well as fixed-line services.

In our CIS segment, revenue from mobile services increased by 11.3% to US$1,785 million during 2013 from US$1,603 million during 2012.

During 2013, we generated US$1,148 million of our service revenue from airtime charges in the CIS segment from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers, or 64.3% of the total mobile operating revenue in our CIS segment, compared to US$1,045 million, or 65.2% of the total mobile operating revenue in 2012. The 9.9% increase during 2013 compared to 2012 was mainly due to customers base growth in the Kazakhstan and Uzbekistan markets.

During 2013, we generated US$269 million of our mobile service revenue from interconnect fees in our CIS segment, or 15.1% of the total mobile operating revenue in our CIS segment, compared to US$280 million, or 17.5% of the total mobile operating revenue in our CIS segment in 2012. The 3.4% decrease in 2013 compared to 2012 was primarily due MTR cuts of 15% in Kazakhstan, which were effective beginning in 2013.

During 2013, we generated US$356 million of our mobile service revenue in our CIS segment from value added services, including data revenue, or 20.0% of the total mobile operating revenue in our CIS segment, compared to US$260 million, or 16.2% of the total mobile operating revenue in the CIS segment in 2012. The 37.1% increase in 2013 compared to 2012 was primarily due to significant increase of data revenue in all CIS markets through usage stimulation and data quality perception improvement that is in line with our group’s mobile data growth strategy.

Our CIS total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. During 2013, revenue from sales of equipment and accessories and other revenue in our CIS segment decreased to US$10 million from US$18 during 2012 following the companies’ value agenda to focus on data revenue development.

Our CIS total operating revenue from fixed-line services increased by 7.3% to US$163 million in 2013 from US$152 million in 2012. The increase was primarily due to an increase in residential and FTTB revenue in Kazakhstan. In 2013, US$40 million of CIS fixed-line revenue was generated from our business operations, US$35 million from wholesale operations and US$88 million from residential and FTTB operations. Revenue from business operations, wholesale operations decreased by 2.4% and 8.1% in comparison with 2012, respectively, while revenue from residential and FTTB operations increased by 20.8% in comparison with 2012. Business operations revenue decreased primarily due to a decrease in Armenia that was partly offset by an increase in Kazakhstan. Wholesale operations revenue decreased primarily due to a decrease in traffic termination revenue in Tajikistan as a result of decreased traffic volume with Russia. Residential and FTTB revenue increased primarily as a result of FTTB development in Kazakhstan.

Total Operating Expenses

Our consolidated total operating expenses increased by 17.5% to US$22,200 million during 2013 from US$18,890 million during 2012, and represented 98.5% and 81.9% of total operating revenue in 2013 and 2012, respectively. This increase was primarily due to impairment of goodwill in Ukraine and loan receivables due from Canada during 2013 partially offset by a decrease in services costs and selling, general and administrative expenses in line with the overall decrease in revenue as well as a decrease in amortization due to reduction in the amortization rate of intangibles acquired in the Wind Telecom transaction in 2011.

Service Costs

Our consolidated service costs decreased by 5.6% to US$5,133 million during 2013 from US$5,439 million during 2012. As a percentage of consolidated total operating revenue, our service costs decreased to 22.8% during 2013 from 23.6% during 2012. The decrease was primarily due to our efforts in increasing profitability of our services across our major markets.

Cost of Equipment and Accessories

Our consolidated cost of equipment and accessories increased by 12.6% to US$780 million in 2013 from US$693 million in 2012. This increase was primarily due to increased sales in Italy, which was partially offset by a decrease in other business units.

Selling, General and Administrative Expenses

Our consolidated selling, general and administrative expenses increased by 16.9% to US$8,373 million during 2013 from US$7,161 million during 2012. This increase was primarily due to a provision recorded for the Bank of Algeria claim and increased expenses in Russia due to the accelerated roll-out of our 3G network and network quality improvement, partially offset by the overall decrease in total operating revenue. As a percentage of consolidated total operating revenue, our consolidated selling, general and administrative expenses increased to 37.1% in 2013 from 31.1% in 2012.

Adjusted EBITDA and Adjusted EBITDA Margin

Our consolidated adjusted EBITDA decreased by 15.4% to US$8,260 million during 2013 from US$9,768 million during 2012, primarily due to an overall decrease in revenue, a provision recorded for the Bank of Algeria claim and increased expenses in Russia due to accelerated roll-out of our 3G network and network quality improvement.

Russia

Our Russia adjusted EBITDA decreased by 1.6% to US$3,815 million during 2013 from US$3,878 million during 2012. In functional currency terms, our Russia adjusted EBITDA increased by 0.8%, primarily as a result of improved gross margin, mainly offset by increase in sales, general and administrative expenses due to accelerated roll-out of 3G network and network quality improvement. In functional currency terms, adjusted EBITDA margin in 2013 in our Russia segment was 41.9%, which is 0.3 percentage points below adjusted EBITDA margin in 2012. The decrease was primarily due an increase in sales, general and administrative expenses due to accelerated roll-out of our 3G network and network quality improvement.

Italy

Our Italy adjusted EBITDA decreased by 2.3% to US$2,598 million during 2013 from US$2,658 million during 2012, primarily due to lower revenue, partially compensated by lower selling, general and administrative expenses as a result of our cost efficiency project initiatives and tight cost control measures. In functional currency terms, adjusted EBITDA margin in 2013 in Italy segment was 39.0%, which is 0.9 percentage points above the adjusted EBITDA margin in 2012, primarily due to our cost efficiency project initiatives and tight cost control measures.

Africa & Asia

Our Africa & Asia adjusted EBITDA decreased by 77% to US$405 million during 2013 from US$1,741 million during 2012, primarily due to a one-off charge for the Bank of Algeria claim of US$1,266 million in 2013 as part of the settlement with the Algerian government and overall decrease in revenue. Adjusted EBITDA margin in 2013 in our Africa & Asia segment was 11.6%, which is 36.1 percentage points lower than the adjusted EBITDA margin in 2012. The decrease was primarily due to one-off charge for the Bank of Algeria claim for US$1,266 million in 2013 as part of the settlement with the Algerian government, partially offset by implementation of our operational excellence program and cost saving initiatives.

Ukraine

Our Ukraine adjusted EBITDA decreased by 9.2% to US$781 million during 2013 from US$859 million during 2012, In functional currency terms, adjusted EBITDA margin in our Ukraine segment in 2013 was 48.5%, which is 2.8 percentage points lower than in 2012 primarily due to lower mobile service revenue, partially compensated by decreased selling, general and administrative costs.

CIS

Our CIS adjusted EBITDA increased by 5.3% to US$856 million during 2013 from US$ 813 million during 2012. Our CIS adjusted EBITDA margin was 44.0% in 2013, which is 2.3 percentage points lower than in 2012 primarily due to write off of fixed assets to operating expenses in Uzbekistan, partially offset by cost reduction measures as part of our ongoing operational excellence program.

Depreciation and Amortization Expenses

Our consolidated depreciation and amortization expenses decreased by 3% to US$4,841 million in 2013 from US$5,006 million in 2012. The decrease was primarily the result of a decrease in amortization due to reduction in amortization rate of intangibles acquired in the Wind Telecom transaction in 2011, partially offset by an increase in depreciation as a result of accelerated roll out of our 3G network and the roll out of a 4G-LTE network in Russia and accelerated depreciation of network equipment in Pakistan due to network modernization.

Impairment Loss

Our consolidated impairment loss was US$2,973 million in 2013 in comparison with US$386 million in 2012. The impairment loss in 2013 primarily related to impairment of goodwill related to Ukraine of US$2,085 million, in Laos of US$25 million and in Armenia of US$20 million and impairment of the LTE telecommunication license in Uzbekistan of US$30 million. In addition, in 2013 we impaired of our shareholder loans to WIND Mobile Canada in the amount of US$764 million. The impairment loss of US$386 million in 2012 primarily related to impairment of our shareholder loans to WIND Mobile Canada of US$ 344 million.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets decreased by 51.2% to US$100 million during 2013 from US$ 205 million during 2012 primarily due to lower equipment write-offs during 2013 in our Russia and Ukraine segments.

Operating Profit

Our consolidated operating profit decreased by 91.7% to US$346 million in 2013 from US$4,171 million in 2012 due to the above mentioned impacts, primarily impairment losses and a one-off charge for the Bank of Algeria claim. Our consolidated operating profit as a percentage of total operating revenue in 2013 decreased to 1.5% from 18.1% in 2012.

Other Non-operating Profits and Losses

Finance Costs and Finance Income

Our consolidated finance costs increased by 6% to US$2,150 million in 2013 from US$2,029 million in 2012, primarily due to the interest capitalization stopped in Italy due to the launch of LTE. Our consolidated finance income decreased by 40.9% to US$91 million in 2013 from US$154 million in 2012, primarily due to lower interest earned on deposits.

Other Non-operating Losses/(Gains)

We recorded US$172 million in other non-operating loss during 2013 compared to US$75 million in losses during 2012. The change was primarily due to income recorded during 2013 for indemnity claims, positive revaluation of our embedded derivatives in Italy offset by losses from ineffective portion of hedges and negative revaluation of options over non-controlling interest. Losses in 2012 mainly consisted of one-off charges for non-income tax provisions.

Shares of Loss/(Profit) of Associates and Joint Ventures Accounted for Using the Equity Method

We recorded a loss of US$159 million from our equity in associates in 2013 compared to a loss of US$9 million in 2012. The change was primarily due to an decrease in income from Euroset coupled with an increase in losses from WIND Mobile in Canada.

Net Foreign Exchange (Gain)/Loss

We recorded a gain of US$20 million from foreign currency exchange in 2013 compared to a loss US$70 million foreign currency exchange loss in 2012. The gain was primarily due to revaluation of our U.S. dollar financial liabilities due to appreciation of the Euro to the U.S. dollar in 2013 and revaluation of our U.S. dollar financial assets due to depreciation of the Russian ruble to the U.S. dollar in 2013.

Income Tax Expense

Our consolidated income tax expense increased by 127.8% to US$2,064 million in 2013 from US$906 million in 2012. The increase in income taxes was primarily due to one off charges of withholding taxes over the accumulated earnings in our subsidiaries in Russia, CIS and Algeria as a result of an anticipated dividend distribution, accrual of provisions on uncertain income tax positions and a write-off of the tax receivable in Algeria in the amount of US$551 million as part of the settlement with the Algerian government.

Profit for the Year Attributable to the Owners of the Parent

In 2013, the consolidated loss for the year attributable to the owners of the parent was US$2,625 million compared to US$1,539 million of profit in 2012. The movement was due to losses for the year as a result of abovementioned factors, primarily impairment losses and a one-off charge for the Bank of Algeria claim.

Profit for the Year Attributable to Non-controlling Interest

Our loss for the year attributable to non-controlling interest was US$1,463 million in 2013 compared to a loss of US$163 million in 2012, due to higher net losses in our consolidated subsidiaries that are not wholly owned by us. This primarily relates to GTH and its losses related to the Algerian transaction.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Total Operating Revenue

Our consolidated total operating revenue increased by 13.8% to US$23,061 million during 2012 from US$20,262 million during 2011 primarily due to full year of Wind Telecom consolidation. The following discussion of revenue by reportable segments includes intersegment revenue. Our management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a stand-alone basis.

Russia

Our total operating revenue in Russia increased by 1.4% to US$9,190 million during 2012 from US$9,064 million during 2011. Our Russia total operating revenue consist primarily of mobile services and fixed-line services.

Revenue from our mobile services in Russia increased by 1.1% to US$7,630 million during 2012 from US$7,550 million during 2011.

During 2012, we generated US$4,173 million of our service revenue from airtime charges from mobile postpaid and prepaid customers, including monthly contract fees and roaming fees and roaming fees received from other mobile services operators for providing roaming services to their customers, or 54.7% of the total mobile operating revenue in our Russia segment, compared to US$4,538 million, or 60.1% of the total mobile operating revenue in 2011. In U.S. dollars terms, the 8.0% decrease in voice service revenue in the Russia segment was primarily due to depreciation of the functional currency against the U.S. dollar. In functional currency terms, our voice service revenue decreased by 2.5% primarily due to decreasing revenue from guest roaming as a result of lower prices for such services and a slight decrease in voice service revenue due to the decline in the number of active customers.

During 2012, we generated US$1,951 million of our service revenue from value added services, including data revenue, or 25.6% of the total mobile operating revenue in our Russia segment, compared to US$1,597 million, or 21.2% of the total mobile operating revenue in 2011. In U.S. dollars terms, the increase was 22.2%, while in functional currency terms, our Russia segment service revenue from value added services, including data revenue increased by 28.8% during 2012 compared to 2011, primarily due to an increase in mobile customers using Internet access and an increase of overall consumption of Internet services due to increasing demand for data.

During 2012, we generated US$1,152 million of our service revenue from interconnect, or 15.1% of the total mobile operating revenue in our Russia segment, compared to US$1,152 million, or 15.3% of the total mobile operating revenue in 2011. In U.S. dollars terms, the revenue from interconnect remained flat as compared to 2011, while in functional currency terms, our Russia segment service revenue from interconnect increased by 6.0% during 2012 compared to 2011, primarily due to an increase in incoming traffic volumes.

Our mobile total operating revenue in the Russia segment also included revenue from sales of equipment and accessories and other revenue. During 2012, revenue from sales of equipment and accessories and other revenue increased by 33.9% to US$353 million from US$264 million during 2011 and increased to 4.6% of the total mobile operating revenue in our Russia segment in 2012 from 3.5% in 2011. In functional currency terms, our Russia segment sales of equipment and accessories increased by 40.6% during 2012 compared to 2011, primarily as a result of our sales efforts in device market (such as iPhones and USB modems).

During 2012, revenue from our fixed-line services in Russia increased by 3.0% to US$1,560 million from US$1,514 million in 2011. Our revenue from fixed-line services in Russia in 2012 consisted of US$636 million generated from business operations, US$514 million generated from wholesale operations and US$409 million generated from residential and FTTB operations. In functional currency terms, our total operating revenue from our Russia fixed-line services increased by 8.8% during 2012 compared to 2011, primarily due to the expansion of our FTTB network.

Italy

Our Italy total operating revenue was US$6,982 million during 2012 and increased by 25.0% compared to US$5,584 million in 2011. We did not have operations in Italy prior to 2011.

In our Italy segment, total operating revenue from services were US$6,507 million during 2012, representing an increase of 23.3% compared to US$5,277 million in 2011. The increase in service revenue in the Italy segment was mainly due to a full year of Wind Telecom consolidation.

During 2012, we generated US$5,501 million of our service revenue from mobile and fixed-line telecommunication services, including revenue from, among others, traffic, roaming revenue from our customers traveling abroad, fees and contributions from our mobile and fixed-line (including Internet) businesses, or 84.5% of our total operating revenue from services in our Italy segment, which increased by 27.5% from US$4,315 million of revenue in 2011, or 81.8% of our total operating revenue from services in the Italy segment in 2011. The increase was primarily due to the full year of Wind Telecom consolidation.

During 2012, we generated US$786 million of our service revenue from interconnection traffic, relating to incoming calls from other operators’ networks to our mobile and fixed-line networks, or 12.1% of our total operating revenue from services in our Italy segment, representing a slight decreased of 0.1% compared to US$787 million revenue in 2011, or 14.9% of the total operating revenue from services in 2011. The decrease is due to a mandatory cut in the mobile termination rates imposed by Italian authorities.

During 2012, we generated US$57 million of our service revenue from international roaming, relating to calls made by customers of foreign mobile network operators while traveling in Italy, or 0.9% of our total operating revenue from services in our Italy segment. In 2011, we also generated US$57 million from international roaming, or 1.1 % of total operating revenue from services in our Italy segment. In 2012, the revenue was influenced by a general reduction in roaming tariffs for both voice and data, which was only partially offset by an increase in international roaming volume in Internet, and further influenced by depreciation of the local currency to the U.S. dollar.

During 2012, we generated US$163 million of our service revenue from other types of services, which mainly relate to rental to third parties of advertising space on our Internet portal, leased lines and access fees charged to telecom operators and penalties charged to their mobile and fixed-line customers, or 2.5% of our total operating revenue from services in our Italy segment, representing an increase of 39.3% compared to US$117 million in 2011, or 2.2% of our total operating revenue from services. The increase is mainly due to the full year of Wind Telecom consolidation.

Our total operating revenue in our Italy segment also included revenue from sales, mainly relating to the sale of SIM cards, mobile and fixed-line phones and related accessories. During 2012, revenue from sales increased to US$255 million, or 63.5%, from US$156 million in 2011 primarily due to the full year of Wind Telecom consolidation.

During 2012, we generated US$220 million of our revenue in our Italy segment from the settlement of commercial disputes and penalties charged to suppliers, representing an increase of 45.7% from US$151 million in 2011. The increase was mainly due to the full year of Wind Telecom consolidation.

Africa & Asia

Our Africa & Asia total operating revenue increased to US$3,721 million during 2012, or 38.4%, from US$2,688 million during 2011. The increase in revenue in our Africa & Asia segment was primarily due to the full year of Wind Telecom consolidation. Our Africa & Asia total operating revenue consist of revenue from providing mobile services.

During 2012, we generated US$2,939 million of our revenue from airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers, or 79.0% of our total operating revenue in our Africa & Asia segment, compared to US$2,170 million, or 80.8% of the total operating revenue in 2011. The increase during 2012 compared to 2011 was due to the full year of Wind Telecom consolidation.

During 2012, we generated US$368 million of our revenue from interconnect fees, or 9.9% of the total operating revenue in our Africa & Asia segment, compared to US$234 million, or 8.7% of the total operating revenue in our Africa & Asia segment in 2011. The increase during 2012 compared to 2011 was due to the full year of Wind Telecom consolidation.

During 2012, we generated US$307 million of our revenue from value added services, including data revenue, or 8.3% of the total operating revenue in our Africa & Asia segment, compared to US$180 million, or 6.7% of the total operating revenue in our Africa & Asia segment in 2011. The increase in 2012 compared to 2011 was due to the full year of Wind Telecom consolidation.

During 2012, we generated US$65 million of our revenue other services, or 1.7% of the total operating revenue in our Africa & Asia segment compared to US$50 million, or 1.9 % of total operating revenue in the Africa & Asia segment in 2011. These revenue are primarily generated by fixed-line services such as leasing lines, DSL and wireless Internet in Pakistan.

Our total operating revenue in the Africa & Asia segment also included revenue from sales of equipment and accessories and other revenue. During 2012, revenue from sales of equipment and accessories and other revenue was US$42 million whereas in 2011 revenue from sales of equipment and accessories and other revenue was US$53 million. The decrease in 2012 compared to 2011 was due to the decrease of sales volume in 2012.

Ukraine

Our Ukraine total operating revenue increased by 2.1% to US$1,676 million during 2012 from US$1,641 million during 2011, due to growth in both mobile and fixed-line revenue streams.

During 2012, our revenue from mobile services in our Ukraine segment increased by 2.1% to US$1,551 million from US$1,519 million during 2011, primarily due to an increase in revenue from sales of equipment and growth in value added services revenue and revenue from interconnect.

During 2012, we generated US$940 million of our service revenue from airtime charges from mobile postpaid and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile services operators for providing roaming services to their customers, or 60.6% of the total mobile operating revenue in our Ukraine segment, compared to US$1,002 million, or 65.9% of the total mobile operating revenue in 2011. The 6.2% decrease was primarily due to the decline in mobile ARPU resulting from the organic migration of high-ARPU customers to market level offers via bundled tariff plans.

During 2012, we generated US$285 million of our service revenue from value added services including data revenue, or 18.4% of the total mobile operating revenue in our Ukraine segment, compared to US$241 million, or 15.9% of the total mobile operating revenue in 2011. The 18.2% increase in our value added service revenue was primarily due to an increase in the number of mobile customers and overall growth in the use of Internet and messaging services.

During 2012, we generated US$293 million of our service revenue from interconnect, or 18.9% of the total mobile operating revenue in our Ukraine segment, compared to US$265 million, or 17.4% of the total mobile operating revenue in 2011. The 10.7% increase was primarily due to the growth in incoming traffic volume.

During 2012, we generated US$3 million of other service revenue, or 0.2% of the total mobile operating revenue in our Ukraine segment, compared to US$4 million, or 0.3% of the total mobile operating revenue in 2011.

Our Ukraine total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. During 2012, revenue from sales of equipment and accessories and other revenue increased to US$31 million, or 2.0% of the total mobile operating revenue in our Ukraine segment, from US$8 million, or 0.5% of the total mobile operating revenue in our Ukraine segment in 2011. The increase was primarily a result of increased sales of smartphones.

Our revenue from fixed-line services in Ukraine increased by 2.1% to US$125 million in 2012 from US$122 million in 2011, primarily due to an increase in the residential and FTTB revenue stream. Our revenue from fixed-line services in 2012 consisted of US$48 million generated from business operations, US$41 million generated from wholesale operations and US$35 million generated from residential and FTTB operations. Revenue from business operations, residential and FTTB operations increased by 3.2% fromUS$46 million and 68.3% million from US$21 million in comparison with 2011, respectively, while revenue from wholesale operations decreased by 24.1% million from US$55 million in comparison with 2011. Wholesale revenue decreased primarily due to a lower volume of transit traffic. Revenue from business operations increased due to increase of number of customers with high ARPU. Revenue from residential and FTTB revenue increased due to growth in the FTTB customer base.

CIS

Our CIS total operating revenue increased by 10.4% to US$1,755 million during 2012 from US$1,589 million during 2011. Our CIS total operating revenue consist of revenue from providing mobile services as well as fixed-line services.

In our CIS segment, revenue from mobile services increased by 12.5% to US$1,603 million during 2012 from US$1,425 million during 2011.

During 2012, we generated US$1,045 million of our service revenue from airtime charges in the CIS segment from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers, or 65.2% of the total mobile operating revenue in our CIS segment, compared to US$923 million, or 64.8% of the total mobile operating revenue in 2011. The 13.2% increase during 2012 compared to 2011 was primarily due to an increase in voice revenue as a result of customer base growth.

During 2012, we generated US$280 million of our mobile service revenue from interconnect fees in the CIS segment, or 17.5% of the total mobile operating revenue in our CIS segment, compared to US$260 million, or 18.2% of the total mobile operating revenue in the CIS segment in 2011. The 7.7% increase in 2012 compared to 2011 was primarily due to an increase in inbound traffic in all CIS countries.

During 2012, we generated US$260 million of our mobile service revenue in the CIS segment from value added services, including data revenue, or 16.2% of the total mobile operating revenue in the CIS segment, compared to US$195 million, or 13.7% of the total mobile operating revenue in the CIS segment in 2011. The 33.3% increase in 2012 compared to 2011 was primarily due to an increase in data revenue of 66.7%, which is in line with our strategy, and an increase of content revenue by 18.1%.

Our CIS total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. During 2012, revenue from sales of equipment and accessories and other revenue in our CIS segment decreased to US$18 million from US$47 million during 2011 primarily due to our device strategy and efforts to increase operating efficiency.

Our CIS total operating revenue from fixed-line services decreased by 7.3% to US$152 million in 2012 from US$164 million in 2011. The decrease was primarily due to an increase in business operations and residential and FTTB revenue which was offset by a decrease in wholesale revenue. In 2012, US$41 million of CIS fixed-line revenue was generated from our business operations, US$38 million from wholesale operations and US$73 million from residential and FTTB operations. Revenue from business operations, residential and FTTB operations increased by 24.2% and 10.6% in comparison with 2011, respectively, while revenue from wholesale operations decreased by 41.5% in comparison with 2011. Business operations revenue increased primarily due to an increase of Internet revenue. Wholesale operations revenue decreased primarily due to a decrease in traffic termination revenue in Armenia and Tajikistan. Residential and FTTB revenue increased primarily due an increase of Internet revenue which more than offset the decrease in voice revenue.

Total Operating Expenses

Our consolidated total operating expenses increased by 8.5% to US$18,890 million during 2012 from US$17,408 million during 2011, and represented 81.9% and 85.9% of total operating revenue in 2012 and 2011, respectively. This increase was primarily due to the full year of Wind Telecom consolidation, increased dismantling of equipment in our Russia and Ukraine segments offset by a decrease in selling, general and administrative expenses in our Russia segment and a decrease the amount of impairments in 2012.

Service Costs

Our consolidated service costs increased by 9.6% to US$5,439 million during 2012 from US$4,962 million during 2011. As a percentage of consolidated total operating revenue, our service costs decreased to 23.6% during 2012 from 24.5% during 2011. The decrease was primarily due to the full year of Wind Telecom consolidation and an increase in revenue without a corresponding increase of service costs.

Cost of Equipment and Accessories

Our consolidated cost of equipment and accessories increased by 4.5% to US$693 million in 2012 from US$663 million in 2011. This increase was primarily due to the full year of Wind Telecom consolidation and increase of equipment sales in our Russia and Ukraine segments.

Selling, General and Administrative Expenses

Our consolidated selling, general and administrative expenses increased by 12.2% to US$7,161 million during 2012 from US$6,381 million during 2011. This increase was primarily due to the full year of Wind Telecom consolidation offset by a decrease in selling, general and administrative expenses in Russia segment. As a percentage of consolidated total operating revenue, our consolidated selling, general and administrative expenses decreased to 31.1% in 2012 from 31.5% in 2011.

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

Italy

Our Italy adjusted EBITDA increased by 15.0% to US$2,658 million during 2012 from US$2,312 million during 2011, primarily due to the full year of Wind Telecom consolidation. In functional currency terms, adjusted EBITDA margin in 2012 in Italy was 38.0%, which is 3.4 percentage points lower than adjusted EBITDA margin in 2011, primarily due to the mandatory cut in mobile termination rates imposed by Italian authorities.

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

Ukraine

Our Ukraine adjusted EBITDA decreased by 1.5% to US$859 million during 2012 from US$873 million during 2011, primarily due to higher service cost expenses as a result of higher mobile interconnect costs driven by increased volume of outgoing off-net voice traffic and an increase in selling, general and administrative expenses due to higher technical costs as a result of increased frequency fee and inflation. In functional currency terms, adjusted EBITDA margin in our Ukraine segment in 2012 was 51.3%, which is 1.9 percentage points lower than in 2011. The decrease was primarily due to the above mentioned reasons.

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

Impairment Loss

Our consolidated impairment loss was US$386 million in 2012 in comparison with US$527 million in 2011. The impairment loss of US$344 million in 2012 primarily related to impairment of our shareholder loans to WIND Mobile Canada. In 2011 we recorded goodwill impairment of US$126 million and impairment of property and equipment of US$225 million and telecommunication licenses of US$128 million as well as other assets of US$48 million primarily related to our businesses in Cambodia and Vietnam.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets increased by 127.8% to US$205 million during 2012 from US$90 million during 2011 primarily due to equipment write-offs in our Russia segment and further integration of our operating companies in our Ukraine segment.

Operating Profit

Our consolidated operating profit increased by 46.1% to US$4,171 million in 2012 from US$2,854 million in 2011 primarily as a result the full year of Wind Telecom consolidation. Our consolidated operating profit as a percentage of total operating revenue in 2012 increased to 18.1% from 14.1% in 2011, primarily as a result of the decreased service costs and selling, general and administrative expenses percentage of total operating revenue coupled with the declining amortization schedule applied to intangible assets as part of the Wind Telecom acquisition.

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

Net Foreign Exchange (Gain)/Loss

We recorded a gain of US$70 million from foreign currency exchange in 2012 compared to a loss US$190 million foreign currency exchange loss in 2011. The gain was primarily due to revaluation of our U.S. dollar financial liabilities due to appreciation of the Euro and Russian ruble to the U.S. dollar in 2012.

Income Tax Expense

Our consolidated income tax expense increased by 54.9% to US$906 million in 2012 from US$585 million in 2011. The increase in income taxes was primarily due to the full year of Wind Telecom consolidation coupled with higher taxable profit recognized during 2012.

Our effective income tax rate was 39.7% in 2012 compared to 68.5% in 2011. The decrease in the effective income tax rate was primarily due to the decrease in non-deductible expenses and effect of change in recognition of deferred tax asset.

Profit for the Year Attributable to the Owners of the Parent

In 2012, consolidated profit for the year attributable to the owners of the parent was US$1,539 million compared to US$543 million in 2011. The increase was primarily due to the increase in profit for the year as a result of abovementioned factors.

Profit for the Year Attributable to Non-controlling Interest

Our loss for the year attributable to non-controlling interest was US$163 million in 2012 compared to a loss of US$274 million in 2011, primarily due to net losses in our consolidated subsidiaries that are not wholly owned by us.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

The following table shows our cash flows for the years ended December 31, 2013, 2012 and 2011 (in millions of U.S. dollars):

	Year ended December 31,
	2013	2012	2011
Consolidated Cash Flow
Net cash flows from operating activities	6,351	7,257	6,106
Net cash flows used in investing activities	(4,213)	(4,008)	(6,945)
Net cash flows (used in)/from financing activities	(2,575)	(587)	2,583
Net foreign exchange difference	(58)	(38)	(304)
Net increase/(decrease) in cash and cash equivalents	(437)	2,662	1,744

During the years ended December 31, 2013, 2012 and 2011, we generated positive cash flow from our operating activities and negative cash flow from investing activities. Cash flow used in financing activities was negative during 2013 and 2012, and positive in 2011. The negative cash flow used in financing activities during 2013 was mostly due to payments of dividends to equity holders partially financed by conversion of preferred shares into ordinary shares. The negative cash flow used in financing activities during 2012 was mostly due to repayments of our existing debt facilities, which exceeded new borrowings. The positive cash flow from financing activities in 2011 was mostly due to an increase in cash inflows from new loans and bonds issued during 2011, partially offset by repayments of our existing facilities and payment of dividends.

As of December 31, 2013, we had negative working capital of US$948 million, compared to negative working capital of US$2,421 million as of December 31, 2012. Working capital is defined as current assets less current liabilities. The change in our working capital as of December 31, 2013 compared to December 31, 2012 was mainly due to a decrease in payables as a result of dividends paid in 2013 and refinancing of our current liabilities. Our working capital is monitored on a regular basis by management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Current financial liability payments are split during the twelve-month period following December 31, 2013, and the majority of our current financial liabilities will become due fairly evenly during the year 2014. Our management expects to make these payments as they become due. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our present requirements.

Operating Activities

During 2013, net cash flows from operating activities were US$6,351 million, a 12.5% decrease over the US$7,257 million of net cash flows from operating activities during 2012. The decrease in net cash flows from operating activities was primarily due to lower adjusted EBITDA and negative trade working capital movements.

During 2012, net cash flows from operating activities were US$7,257 million, a 18.9% increase over the US$6,106 million of net cash flows from operating activities during 2011. The increase in net cash flows from operating activities was primarily due to the full year of Wind Telecom consolidation and improvements in working capital.

Financing Activities

During 2013, we repaid approximately US$5,487 million of indebtedness and raised approximately US$5,587 million. As of December 31, 2013, the principal amounts of our external indebtedness for bank loans, bonds, equipment financing, and loans from others amounted to approximately US$27.5 billion, compared to US$27.0 billion as of December 31, 2012.

During 2012, we repaid approximately US$3,650 million of indebtedness and raised US$3,094 million.

The following table provides a summary of our outstanding indebtedness with an outstanding principal balance exceeding US$30.0 million as of December 31, 2013. Many of the agreements relating to this indebtedness contain various covenants, including change of control restrictions and financial covenants. In addition, certain of these agreements subject our subsidiaries to restrictions on their ability to pay dividends or repay debts to us. Wind Italy Group indebtedness is paid from cash flow generated by Wind Italy businesses, and VimpelCom Ltd. and other members of the VimpelCom Group have no obligations to make any payments on any Wind Italy Group indebtedness. For additional information on this indebtedness, please refer to the notes to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For information relating to our financing activities and outstanding indebtedness subsequent to December 31, 2013, see “—Recent Financing Activities” below. For a description of some of the risks associated with certain of our indebtedness, please refer to the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial leverage and debt service obligations may materially adversely affect our cash flow,” “—Covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations,” and “—We may not be able to raise additional capital.”

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom Holdings B.V.	Notes	3 month LIBOR plus 4.0%	US$200.0	June 29, 2014	OJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	6.2546%(1)	US$500.0	March 1, 2017	OJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	7.5043%(2)	US$1,500.0	March 1, 2022	OJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	9.00%	US$366,6 (RUB 12,000.0)	February 13, 2018	OJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	5.20%	US$600.0	February 13, 2019	OJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	5.95%	US$1,000.0	February 13, 2023	OJSC VimpelCom	None

VimpelCom Amsterdam B.V.	Loan from China Development Bank Corp.	6 month LIBOR plus 3.30%	US$102.8	December 21, 2020	OJSC VimpelCom	None

VimpelCom Amsterdam B.V.	Loan from HSBC Bank plc	1.72%	US$87.3	July 31, 2022	EKN	None

OJSC VimpelCom	Loan from Sberbank	9.00%	US$2,147.5 (RUB 70,285.7)	April 11, 2018	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland Limited (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.748%	US$1,000.0	February 2, 2021	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$1,000.0	April 30, 2018	None	None

OJSC VimpelCom	RUB denominated bonds	8.85%	US$763.8 (RUB 25,000.0)	March 8, 2022(3)	None	None

OJSC VimpelCom	Loan from VC-Invest (funded by the RUB denominated bonds by VC-Invest)	8.3%	US$611.1 (RUB 20,000.0)	October 13, 2015	OJSC VimpelCom	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
OJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	US$600.0	May 23, 2016	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	6.493%	US$500.0	February 2, 2016	None	None

OJSC VimpelCom	RUB denominated bonds	8.85%	US$305.5 (RUB 10,000.0)	March 14, 2022(4)	None	None

OJSC VimpelCom	Loan from VC-Invest (funded by the RUB denominated bonds by VC-Invest)	7.4%	US$305.5 (RUB 10,000.0)	July 8, 2014	OJSC VimpelCom	None

OJSC VimpelCom	Loan from Sberbank	8.75%	US$156.4 (RUB 5,119.8)	December 16, 2015	None	None

OJSC VimpelCom	Loans from HSBC Bank PLC	3 month MosPRIME plus 1.05%	US$100.8 (RUB 3,299.6)	November 30, 2017	EKN	None

OJSC VimpelCom	Loans from Unicredit Bank AG	AB SEK Rate plus 0.75%	US$54.0	June 15, 2016	EKN	None

OJSC VimpelCom	Loan from Cisco Systems Finance International	8.85%	US$48.9 (RUB 1,600.0)	November 11, 2016	None	None

OJSC VimpelCom	Loan from HSBC Bank PLC and Nordea Bank AB (publ)	3 month MosPRIME plus 1.00%	US$153.1 (RUB 5,012.1)	April 30, 2019	EKN	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
WIND Telecomunicazioni S.p.A.	Senior facilities				All tranches:	All tranches:

	Deutsche Bank A.G., Credit Suisse A.G., Banca IMI S.p.A, BNP Paribas, the Royal Bank of Scotland, Citigroup, Crédit Agricole Corporate and Investment Bank, Goldman Sachs International, J.P. Morgan plc, Morgan Stanley Bank International Limited, Natixis, S.A. and UniCredit S.p.A. With Banca Nazionale del Lavora S.p.A., Gruppo BNP Paribas, Crédit Agricole Corporate and Investment Bank, Milan Branch, and The Royal Bank of Scotland plc, Milan Branch, as Original Lenders	EURIBOR + 4.0% (6) EURIBOR + 4.25% EURIBOR + 4.50%	US$467.2 (€340.0) US$1,833.0 (€1,333.9) US$936.0 (€681.1)	November 26, 2016 November 26, 2017 November 26, 2017	WIND Telecomunicazioni S.p.A.	Shares in WIND Telecomunicazioni S.p.A.

WIND Telecomunicazioni S.p.A.	Debt vs Italian Government (LTE)	Rendistato+1.0%	US$334.0 (€243.0)	October 3, 2016		Bank guarantees

WIND Telecomunicazioni S.p.A.	Annuity loans several lender unwound swaps	1.09%-7.68%	US$122.2 (€88.9)	September 26, 2016	None	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
WIND Telecomunicazioni S.p.A.	Revolving Credit Facility	EURIBOR + 4.0%	US$137.4 (€100.0)	November 26, 2016	Wind Telecomunicazioni S.p.A.	Shares in Wind Telecomunicazioni S.p.A.

WIND Telecomunicazioni S.p.A.	Terna Debt	10.05%	US$183.7 (€133.6)	December 31, 2035	None	None

WIND Acquisition Finance S.A.	Senior Secured Notes	7.375%	US$2,679.7 (€1,950)	February 15, 2018	Both tranches:	Wind Acquisition Finance S.A.

	Senior Secured Notes	7 1/4%	US$1,700.0	February 15, 2018	Wind Telecomunicazioni S.p.A.
WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 5.25%	US$206.1 (€150.0)	April 30, 2019	Wind Telecomunicazioni S.p.A.	Wind Acquisition Finance S.A.

WIND Acquisition Finance S.A.	Senior Secured Notes	6.50%	US$550.0	April 30, 2020	Wind Telecomunicazioni S.p.A.	Wind Acquisition Finance S.A.

WIND Acquisition Holdings Finance S.A.	Senior Notes(7)	12 1/4%	US$683.6 (€497.5)	July 15, 2017	Wind Acquisition Holdings Finance S.p.A.	Wind Acquisition Holdings Finance S.A.

	Senior Notes(7)	12 1/4%	US$956.7	July 15, 2017
Wind Acquisition Finance S.A.	Senior Notes(8)	11 3/4%	US$1,717.7 (€1,250.0)	July 15, 2017	Wind Telecomunicazioni S.p.A	Wind Acquisition Finance S.A.

	Senior Notes(8)	11 3/4%	US$2,000.0	July 15, 2017	Wind Telecomunicazioni S.p.A

Pakistan Mobile Communications Limited (“PMCL”)	Syndicated loan via MCB Bank Limited	6 months KIBOR + 1.3%	US$34.9 (PKR3,676.7)	January 4, 2014	None	PMCL

PMCL	Syndicated loan via MCB Bank Limited	3 months KIBOR + 2.65%	US$31.2 (PKR3,283.1)	October 13, 2016	None	PMCL
Banglalink Digital Communications Ltd. (“Banglalink”)	Facility Standard Chartered Bank	13.5-14.0%	US$37.1 (BDT 2,885.0)	February 6, 2014	None	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
Banglalink	Bridge Facility Standard Chartered Bank	13.0%(9)	US$175.9 (BDT 13,658.0)	December 12, 2014	None	Cash Deposits by parent company Telecom Ventures Ltd.

Banglalink	Senior BDT Notes	13.5%	US$36.4 (BDT2,828.0)	June 30, 2014	Global Telecom Holding S.A.E.	Shares of Banglalink and other assets

OTA	Loan from Hermes	3 months LIBOR + 0.6%	US$46.6	November 15, 2014	VimpelCom Amsterdam B.V.	Deposits VimpelCom Amsterdam B.V.

Other loans, equipment financing and capital lease obligations	–	–	US$481(5)	–	–	–

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
(2)	Effective from June 29, 2011, this fixed interest rate was subject to interest rate swap arrangements to effectively swap the fixed interest rate for a floating interest rate based on three-month U.S. dollar LIBOR. The weighted average spread over LIBOR for the notes was 4.375%. In August 2012, we unwound our interest rate swaps related to a principal amount of US$1,300 million of these notes, and in November 2012 we unwound the interest rate swaps related to the remaining US$200 million principal amount, resulting in a reduction of the effective interest rate on these notes of approximately 2.0%. As a result of the unwinds, the company received a cash amount of approximately US$218 million including accrued interest.
(3)	These bonds are subject to an investor put option at March 17, 2015.
(4)	These bonds are subject to an investor put option at March 23, 2015.
(5)	This amount excludes principal amounts equivalent to US$11 million of debt owed by our subsidiaries U-com Burundi SA and Telecel Centrafrique S.A. These loans bear various interest rates and mature in 2014-2016. U-com Burundi SA and Telecel Centrafrique S.A. are classified as held for sale in our audited condensed consolidated financial statements as of December 31, 2013, and therefore its assets and liabilities are not included in our statement of financial position as of December 31, 2013.
(6)	Interest on the all tranches of the senior facility is based on EURIBOR for loans in Euros and LIBOR for loans in any other currency. Also interest rate margins may be reduced based on specified improvement in leverage ratios.
(7)	See “—Recent Financing Activities” below.
(8)	See “—Recent Financing Activities” below.
(9)	Banglalink has drawn additional amounts of US$ 55.6 million (BDT 4,320.0 million) under this bridge facility since December 31, 2013. Banglalink intends to repay this bridge facility in full in May 2014. See “—Recent Financing Activities” below.

WIND Italy owed to hedging banks approximately €296.0 million for deferred repayment of the fair value of the derivatives instruments (on termination and close out) which were hedging the WIND Italy obligations that were repaid through the two financings completed in November 2010 (as set out in the table above). The obligation is payable in semi-annual installments and matures in September 2016. The amount outstanding as of December 31, 2013, was approximately €88.9 million (the equivalent of approximately US$122.2 million as of December 31, 2013 at the exchange rate provided by Bloomberg Finance L.P.).

On February 6, 2013, VimpelCom Holdings B.V. issued three series of Eurobonds for which the proceeds were received on February 13, 2013: US$1,000 million at 5.95% maturing on February 13, 2023, US$600 million at 5.20% maturing on February 13, 2019 and RUB 12,000 million (the equivalent of approximately US$ 398 million as of February 13, 2013 at the exchange rate of Central Bank of Russia) at 9.00% maturing on February 13, 2018. The proceeds have been used for repaying existing indebtedness of OJSC VimpelCom and for other general corporate purposes.

On March 28, 2013, VimpelCom Amsterdam B.V. signed a facility agreement with HSBC Bank PLC for an U.S. dollar denominated Swedish export credit facility supported by EKN, for a total principal amount of US$500 million, of which US$270 million is committed. The purpose of the facility is to finance equipment and services provided to the subsidiaries of VimpelCom Amsterdam B.V. by Ericsson on a reimbursement basis. The committed facility bears interest at a rate of 1.72%. On October 4, 2013, VimpelCom Amsterdam B.V. drew down US$87 million under this facility.

On April 29, 2013, Wind Acquisition Finance S.A. issued two Eurobonds: US$550 million at 6.5% maturing on April 30, 2020 and €150 million at 3 months EURIBOR plus 5.25% maturing on April 30, 2019. At the same time, cross-currency and interest rate exchange contracts were entered into to swap the US$550 million at 6.5% to €420 million at 6 months EURIBOR plus on average 5.128% maturing on April 30, 2020. We apply cash flow hedge accounting on these transactions in combination with restructured interest rate exchange contracts.

On April 29, 2013, Wind Telecomunicazioni S.p.A. prepaid on its Senior Facility Agreement an amount of €575 million. This amount would otherwise have been due in 2014 and 2015.

On September 27, 2013, OJSC VimpelCom signed a loan facility agreement with CISCO Systems Finance International. The loan was a Russian ruble denominated export credit facility for a total amount of RUB 1,600 million (the equivalent of approximately US$50 million as of September 27, 2013 at the exchange rate provided by Central Bank of Russia). The purpose of the facility is to finance equipment purchased by OJSC VimpelCom from CISCO on a reimbursement basis. The facility bears interest at a rate of 8.85%. The facility amount was fully drawn in November 2013.

On April 30, 2014, OJSC VimpelCom signed a loan facility agreement with CISCO Systems Finance International. The loan was a Russian ruble-denominated export credit facility for a total amount of RUB 1,500 million (the equivalent of approximately US$42 million as of April 30, 2014 at the exchange rate provided by Central Bank of Russia). The purpose of the facility is to finance equipment purchased by OJSC VimpelCom from CISCO on a reimbursement basis. The facility bears interest at a rate of 8.85%. The facility was drawn in May 2014 in an amount of RUB 1,312 million. The available limit under facility is RUB 188 million.

On December 17, 2013 Banglalink entered into an amendment of a short-term, Taka-denominated bridge facility with Standard Chartered Bank, Dhaka (the “Bridge Facility”) to finance capital expenditures in connection with Banglalink’s 3G network roll-out. As cash collateral for the Bridge Facility, Telecom Ventures placed a U.S. Dollar deposit (equivalent to 105% of the drawn facility amount) in a bank account pledged in favor of Standard Charted Bank, Dhaka. The Bridge Facility carries an interest rate of 13.0% and expires in December 2024.

We may from time to time seek to purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Recent Financing Activities

Alfa-Bank Credit Facilities

On each of April 2, 2014 and April 18, 2014, VimpelCom Amsterdam B.V. signed a credit facility agreement with OAO “Alfa-Bank”, each for a total principal amount of US$500 million (each an “Alfa-Bank Credit Facility”). Each Alfa-Bank Credit Facility has a three-year term, bears interest at a rate of LIBOR plus 3.25% per annum (subject to adjustments in accordance with the terms of the agreement) and is guaranteed by VimpelCom Holdings B.V. On April 3, 2014 and April 23, 2014, VimpelCom Amsterdam B.V. drew down US$500 million, and US$500 million under the respective Alfa-Bank Credit Facilities.

Revolving Credit Facility

On April 7, 2014, our wholly owned subsidiary VimpelCom Amsterdam B.V. signed a revolving credit facility agreement with 11 international banks for a total principal amount of US$1,650 million, with an option to increase the principal amount of the facility by up to US$150 million within 6 months after the date of signing (the “2014 RCF”). The 2014 RCF has a three year tenor, bears interest at a rate of LIBOR plus 2.25% per annum (subject to adjustments in accordance with the terms of the agreement) and is guaranteed by VimpelCom Holdings B.V. On April 23, 2014, VimpelCom Amsterdam B.V. drew down US$1,000 million under the 2014 RCF.

On April 16, 2014 and with effect as from April 25, 2014, VimpelCom cancelled the existing US$225 million and €205 million (equivalent to approximately US$508 million as of April 25, 2014 at the exchange rate provided by Bloomberg Finance L.P.) revolving credit facility that VimpelCom Amsterdam B.V., as borrower, had entered into in 2011.

WAF Bonds

On April 23, 2014, Wind Acquisition Finance S.A., or “WAF,” issued €1,750 million 7.00% Euro denominated Senior Notes due 2021 and US$2,800 million 7.375% U.S. dollar denominated Senior Notes due 2021 (together, the “2021 Notes”). The 2021 Notes are guaranteed by Wind Telecomunicazioni S.p.A. The US$2,800 million U.S. dollar denominated tranche of the Senior Notes are hedged with Cross Currency Interest Rate Swaps to EUR for an amount of € 2,030 million. The maturity date of the 2021 Notes and the related Cross Currency Interest Rate Swaps is April 23, 2021. Pursuant to the Cross Currency Interest Rate Swaps, WAF receives a fixed USD rate of 7.375% and pays a fixed EUR rate equal to an average 6.4364% on EUR 1,450 million principal amount and a floating EUR rate equal to 6 months EURIBOR plus on average 5.0688% on EUR 580 million principal amount.

Pursuant to an Offer to Purchase by WAF of all amounts outstanding under its 11.75% Senior Notes due 2017 using a portion of the proceeds of its offering of 2021 Notes, of the €1,250 million and US$2,000 million outstanding, notes for amounts of €1,084 million and US$1,890 million were tendered and settled on April 23, 2014 and notes for amounts of € 0.6 million and US$ 3.2 million were tendered and settled on May 2, 2014. The remaining outstanding notes will be called as per July 15, 2014. On April 23, 2014, funds have been placed in escrow accounts to fulfil those payments. The Cross Currency Interest Rate Swaps related to the US$2,000 million 11.75% Senior Notes due 2017 have been restructured to become part of the aforementioned Cross Currency Interest Rate Swaps related to the 2021 Notes.

Pursuant to an Offer to Purchase by Wind Acquisition Holdings Finance S.A. of all amounts outstanding under its 12.25% Senior Notes due 2017 using (indirectly) a portion of the proceeds of the offering of 2021 Notes by WAF, as well as a €500 million indirect cash injection from VimpelCom, which was settled on April 17, 2014, of the € 528 million and US$ 1,015 million outstanding, notes for amounts of €468 million and US$976 million were tendered and settled on April 23, 2014 and notes for amounts of €0.75 million and US$ 0.015 million were tendered and settled on May 2, 2014. The remaining outstanding notes will be called as per July 15, 2014. On April 23, 2014, funds have been placed in escrow accounts to fulfil those payments.

WIND Senior Facility Agreement consent

Related to the aforementioned refinancing transaction, Wind Telecomunicazioni S.p.A. on March 19, 2014 requested, and on April 3, 2014 was granted, consent from the lenders in the Senior Facility Agreement (“SFA”) to enable, among other matters, a re-leveraging of Wind Telecomunicazioni S.p.A. and upstream loan to its parent Wind Acquisition Holdings Finance S.p.A., the adjustment of financial covenant ratios, an extension of the tenors of the term loan and revolving credit facilities, settlement of an outstanding intercompany loan with Wind Telecom S.p.A., and modification of the change of control definition, in exchange for a consent fee and an increase of the interest margin by 0.25%.

BDC Bonds

On April 25, 2014, our Bangladesh subsidiary Banglalink issued US$300 million 8.625% Senior Notes due 2019 (the “BDC Notes”). The BDC Notes were issued at a re-offer price of 99.008%, with a re-offer yield to maturity of 8.875% and settled on May 6, 2014. Interest is payable semi-annually. The BDC Notes mature in five years.

Banglalink intends to repay all amounts outstanding under its December 17, 2013 Bridge Facility with Standard Chartered Bank in May 2014, using a portion of the proceeds of its offering of BDC Notes.

Banglalink intends to use a portion of the proceeds of the offering of BDC Notes and other funds available to it, to prepay in May 2014 the aggregate principal amount outstanding in relation to its 13.5% senior BDT notes, its Additional Hermes Facility from Standard Chartered Bank and three other smaller facilities, each of which had been subject to a common terms agreement dated June 13, 2007, as amended, and related intercreditor and security agreements.

Investing Activities

Our investing activities included payments related to the purchase of equipment, frequency permissions and licenses, capitalized customer acquisition costs, software and other assets as a part of the ongoing development of our mobile networks and fixed-line business. In 2013, our total payments for purchases of property and equipment, intangible assets, software and other assets were approximately US$ 3,955 million compared to US$3,886 million during 2012.

Acquisitions and Dispositions

Our significant acquisitions and dispositions during the three years ended December 31, 2013 are summarized below.

On April 19, 2013, VimpelCom sold its entire indirect stake in Sotelco Ltd. in Cambodia to its local partner, Mr. Huot Vanthan.

On December 5, 2013 VimpelCom entered into a legally binding share purchase agreement to acquire 100% of the retail business of ION Group in Russia in 2017. The share purchase agreement provides for a purchase price of US$ 80 - 140 million based on the financial results of ION Group for the year ended 31 December 2016 and is subject to certain conditions precedents to be satisfied.

On December 5, 2013, VimpelCom exercised a call option to acquire 5.32% shareholding in ZED+, B.V., an integrated international mobile content services provider, in exchange for in-kind contribution of 31.04% shares of M.I.P.R. Limited.

Future Liquidity and Capital Requirements

Telecommunications service providers require significant amounts of capital to construct networks and attract customers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.

Our capital expenditures include purchases of new licenses, equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the noncurrent assets, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures. During 2013, our capital expenditures were approximately US$4,306 million compared to approximately US$4,284 million during 2012 and approximately US$ 6,350 million during 2011. The increase in capital expenditure in 2013 compared to 2012 was mainly due to our investments in future growth, e.g. the further roll out of the mobile networks in Russia, Bangladesh, Pakistan and the CIS and acquisition of 3G licenses in Bangladesh and Algeria. The decrease in capital expenditure in 2012 compared to 2011 was mainly due to investment of LTE frequencies in Italy and Uzbekistan and 2G license renewal in Bangladesh in 2011 as well as decreased capital expenditures in Russia. Our capital expenditures do not include investments made through acquisition of interests in other entities.

Our management expects our total capital expenditures (excluding acquisitions and payments for licenses) in 2014 to be approximately 21% of our 2014 consolidated total operating revenue. We expect that our capital expenditures in 2014 will mainly consist of the maintenance of our existing networks as well as the increase of capacity due to data traffic growth and 3G and LTE rollouts. In the years ended December 31, 2013, 2012 and 2011, our capital expenditures were 19.1%, 17.9% and 31.3% of our consolidated total operating revenue, respectively. The actual amount of our capital expenditures (excluding acquisitions) for 2014 will depend on market development and our performance.

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

Our management believes that funds from a number of these sources will be sufficient to meet our projected capital requirements for the next twelve months. As of the date of this Annual Report on Form 20-F, we had US$1,957 million available to us under existing credit lines.

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

Contractual Obligations

As of December 31, 2013, we had the following contractual obligations, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancellable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements. For information relating to our outstanding indebtedness subsequent to December 31, 2013, see “—Financing Activities” above.

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations(1)
Bank loans and bonds(2)	35,752	3,637	8,493	17,459	6,163
Equipment financing(2)	738	216	279	150	93
Loans from others(2)	131	76	55	—	—
Capital lease obligations	171	32	43	42	54
Non-cancellable lease obligations	1,090	297	303	175	315
Purchase obligations(3)	926	923	3	—	—
Other long-term liabilities
Total	38,808	5,181	9,176	17,826	6,625

(1)	Debt payments could be accelerated upon violation of debt covenants.
(2)	Obligations for bank loans and bonds, equipment financing and loans from others represent anticipated future cash flows, including interest. For further information on interest rates on our long-term debt, see “—Financing Activities” above. Loans from UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd., respectively) are included under long-term debt.
(3)	Purchase obligations primarily include our material contractual legal obligations for the future purchase of equipment and intangible assets. On October 4, 2013, OJSC VimpelCom and Apple signed an agreement to purchase iPhones. Under the agreement, a specified number of iPhones handsets are to be ordered by OJSC VimpelCom each quarter between October 4, 2013 and June 30, 2016 according to a schedule (the “Schedule”). If VimpelCom does not comply with the Schedule and certain other terms of the Agreement, then according to the Agreement VimpelCom could become liable for the shortfall in orders of iPhone handsets. Our purchase obligations do not include our obligation to purchase iPhones under our agreement with Apple as we are unable to estimate the amount of such obligation.

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

Certain Factors Affecting Our Financial Position and Results of Operations

Our financial position and results of operations for the three years ended December 31, 2013 as reflected in our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F have been influenced by the following additional factors:

Inflation

As our biggest market, Russia has experienced periods of high levels of inflation since the early 1990s. Please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Markets—Sustained periods of high inflation may materially adversely affect our business.” Inflation affects the purchasing power of our mass market customers, as well as corporate clients. For the years ended December 31, 2013, 2012 and 2011, Russia’s inflation rates were 6.5%, 6.6% and 6.1 % respectively, as provided by the Russian Federal State Statistics Service. For Italy, inflation was 0.6%, 2.4% and 2.8% for the years ended December 31, 2013, 2012 and 2011 respectively, as provided by the Italian National Institute for Statistics. For the years ended December 31, 2013 (except otherwise stated), 2012 and 2011, inflation rates in Ukraine were 0.5%, -0.2% and 4.6% respectively, as provided by the State Statistics Committee of Ukraine, in Kazakhstan 4.8%, 6.0% and 7.4% respectively, as provided by the Agency of Statistics of the Republic of Kazakhstan, in Uzbekistan 11.5%, 10.4% and 13.3% respectively, as provided by the International Monetary Fund, in Armenia 5.6%, 3.2% and 3.2% respectively, as provided by the National Statistical Service of the Republic of Armenia, in Tajikistan were 7.0%, 6.4% and 9.3% respectively, as provided by the International Monetary Fund, in Georgia were 2.4%, -1.4% and 2.0% respectively, as provided by the Ministry of Economic Development of the Republic of Georgia, in Kyrgyzstan 4.4% (November 30, 2013), 7.5% and 5.5% respectively, as provided by the International Monetary Fund, in Algeria were 1.2%, 9.1% and 5.1% respectively, as provided by the Central Bank of Algeria, in Pakistan were 9.2%, 7.9% and 9.8% respectively, as provided by the Pakistan Bureau of Statistics, in Bangladesh were 7.4%, 7.1% and 10.6% respectively, as provided by the Central Bank of Bangladesh, in Burundi were 12.1% (September 30, 2013), 11.8% and 14.9% respectively, as provided by the International Monetary Fund, in CAR were 0.4% (July 31. 2013), 5.9% and 4.3% respectively, as provided by the International Monetary Fund, and in Laos were 6.9% (September 30, 2013), 4.7% and 7.7% respectively, as provided by the International Monetary Fund.

Foreign Currency Translation

Our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with IAS21, The Effects of Changes in Foreign Exchange Rates, using the current rate method of currency translation with the U.S. dollar as the reporting currency. The current rate method assumes that assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date; whereas revenue, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. We translate income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in accumulated other comprehensive income, a separate component of equity.

Russia

The national currency of Russia is the Russian ruble. We have determined that the functional currency for Russia is the Russian ruble. As of December 31, 2013, 2012 and 2011, the official Central Bank of Russia Russian ruble-U.S. dollar exchange rates were 32.73, 30.37 and 32.20 Russian rubles per U.S. dollar, respectively. During 2013, the average Russian ruble-U.S. dollar exchange rate was 2.4 % higher than the average Russian ruble-U.S. dollar exchange rate during 2012. During 2012, the average Russian ruble-U.S. dollar exchange rate was 5.8% higher than the average Russian ruble-U.S. dollar exchange rate during 2011.

Italy

We have determined that the functional currency of Wind Italy is the Euro. As of December 31, 2013, 2012 and 2011, the Euro-U.S. dollar exchange rate was 0.73, 0.76 and 0.77 Euro per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2013 the average Euro-U.S. dollar exchange rate was 3.2% lower than the average Euro-U.S. dollar exchange rate during 2011. During 2012 the average Euro-U.S. dollar exchange rate was 8.3% higher than the average Euro-U.S. dollar exchange rate during 2011.

Africa & Asia

Pakistan

The national currency of Pakistan is the Pakistani rupee. As of December 31, 2013, 2012 and 2011 the Pakistani rupee-U.S. dollar exchange rate was 105.33, 97.14 and 89.95 Pakistani rupee per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2013 the average Pakistani rupee-U.S. dollar exchange rate was 8.8 % higher than the average Pakistani rupee-U.S. dollar exchange rate during 2012. During 2012 the average Pakistani rupee-U.S. dollar exchange rate was 8.2 % higher than the average Pakistani rupee-U.S. dollar exchange rate during 2011.

Bangladesh

The national currency of Bangladesh is the Bangladeshi taka. As of December 31, 2013, 2012 and 2011, the Bangladeshi taka-U.S. dollar exchange rate was 77.67, 79.78 and 81.83 Bangladeshi taka per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2013 the average Bangladeshi taka-U.S. dollar exchange rate was 4.6 % lower than the average Bangladeshi taka-U.S. dollar exchange rate during 2012. During 2012 the average Bangladeshi taka-U.S. dollar exchange rate was 10.5 % higher than the average Bangladeshi taka-U.S. dollar exchange rate during 2011.

Algeria

The national currency of Algeria is the Algerian dinar. As of December 31, 2013, 2012 and 2011, the Algerian dinar-U.S. dollar exchange rate was 78.38, 78.94 and 75.33 Algerian dinar per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2013, the average Algerian dinar-U.S. dollar exchange rate was 2.3% higher than the average Algerian dinar-U.S. dollar exchange rate during 2012. During 2012, the average Algerian dinar-U.S. dollar exchange rate was 6.7% higher than the average Algerian dinar-U.S. dollar exchange rate during 2011.

Ukraine

The national currency of Ukraine is the Ukrainian hryvnia. We have determined that the functional currency of our subsidiary in Ukraine is the Ukrainian hryvnia, as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. As of December 31, 2013, 2012 and 2011, the official National Bank of Ukraine hryvnia-U.S. dollar exchange rates were 7.993, 7.993 and 7.990 Ukrainian hryvnia per U.S. dollar, respectively. During 2013 the average Ukrainian hryvnia-U.S. dollar NBU exchange rate was 0.0% higher than the average Ukrainian hryvnia-U.S. dollar NBU exchange rate during 2012. During 2012 the average Ukrainian hryvnia-U.S. dollar NBU exchange rate was 0.3% higher than the average Ukrainian hryvnia-U.S. dollar NBU exchange rate during 2011.

CIS

Kazakhstan

The national currency of the Republic of Kazakhstan is the Kazakh tenge. We have determined that the functional currency of our subsidiary in Kazakhstan is the Kazakh tenge, as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. As of December 31, 2013, 2012 and 2011, the official National Bank of Kazakhstan tenge-U.S. dollar exchange rates were 153.61, 150.74 and 148.40 Kazakh tenge per U.S. dollar, respectively. During 2013 the average Kazakh tenge-U.S. dollar exchange rate was 2.0% higher than the average Kazakh tenge-U.S. dollar exchange rate during 2012. During 2012 the average Kazakh tenge-U.S. dollar exchange rate was 1.7% higher than the average Kazakh tenge-U.S. dollar exchange rate during 2011.

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

Armenia

The national currency of Armenia is the Armenian dram. We have determined that the functional currency of our subsidiary in Armenia is the Armenian dram, as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. As of December 31, 2013, 2012 and 2011, the official Central Bank of Armenia Armenian dram—U.S. dollar exchange rates were 405.64, 403.58 and 385.77 Armenian drams per U.S. dollar, respectively. During 2013 the average Armenian dram-U.S. dollar exchange rate was 1.9% higher than the average Armenian dram—U.S. dollar exchange rate during 2012. During 2012 the average Armenian dram-U.S. dollar exchange rate was 7.9% higher than the average Armenian dram—U.S. dollar exchange rate during 2010.

Georgia

The national currency of Georgia is the Georgian lari. We have determined that the functional currency of our subsidiary in Georgia is the Georgian lari, as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. As of December 31, 2013, 2012 and 2011, the official Georgian lari-U.S. dollar exchange rates were 1.74, 1.66 and 1.67 lari per U.S. dollar, respectively. During 2013, the average Georgian lari-U.S. dollar exchange rate was 0.7% higher than the average Georgian lari-U.S. dollar exchange rate during 2012. During 2012, the average Georgian lari-U.S. dollar exchange rate was 2.1% lower than the average Georgian lari-U.S. dollar exchange rate during 2011.

Kyrgyzstan

The national currency of Kyrgyzstan is the Kyrgyz som. We have determined that the functional currency of our subsidiary in Kyrgyzstan is the Kyrgyz som, as it reflects the economic substance of the underlying events and circumstances of the company. The Kyrgyz som is not a convertible currency outside Kyrgyzstan. As of December 31, 2013, 2012 and 2011, the official Kyrgyz som-U.S. dollar exchange rate were 49.25, 47.40 and 46.48 som per U.S. dollar, respectively. During 2013, the average Kyrgyz som-U.S. dollar exchange rate was 3.1% higher than the average Kyrgyz som-U.S. dollar exchange rate during 2012. During 2012, the average Kyrgyz som-U.S. dollar exchange rate was 1.9% higher than the average Kyrgyz som-U.S. dollar exchange rate during 2011.

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

Critical Accounting Policies

Please refer to notes 3 and 4 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Recent Accounting Pronouncements

Please refer to note 3 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Related Party Transactions

We have entered into transactions with related parties and affiliates. Please see the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

As of May 15, 2014, the members of our supervisory board were as follows:

Name	Age(1)	Position

Alexey M. Reznikovich	46	Chairman of Supervisory Board

Hamid Akhavan	52	Alternate Director(2)

Jon Fredrik Baksaas	59	Director

Andrei Baranov	45	Director(3)

Mikhail M. Fridman	50	Director

Andrei Gusev	41	Alternate Director(3)

Kjell-Morten Johnsen	46	Director

Dr. Hans-Peter Kohlhammer	67	Director

Leonid R. Novoselsky	44	Director

Ole Bjørn Sjulstad	52	Director

Sergei Tesliuk	35	Director(2)

(1)	As of April 30, 2014.
(2)	Mr. Akhavan is presently serving as an alternate director for Sergei Tesliuk.
(3)	Mr. Gusev is presently serving as an alternate director for Andrei Baranov.

The members of our current supervisory board were elected at the April 24, 2013 annual general meeting of shareholders in accordance with our bye-laws, except for Mr. Akhavan and Mr. Gusev who were appointed to serve as alternate directors in place of Sergei Tesliuk and Andrei Baranov, respectively, on our supervisory board and its committees. The appointments of Mr. Akhavan and Mr. Gusev were approved by our supervisory board in accordance with our bye-laws. The members of our current supervisory board will serve until the next annual general meeting, unless any members are removed from office or their offices are vacated in accordance with our bye-laws. Mr. Akhavan’s and Mr. Gusev’s appointments as alternate directors for Mr. Tesliuk and Mr. Baranov, respectively, expire on December 31, 2014.

As of May 15, 2014, the members of our management board were as follows:

Name	Age(1)	Position

Jo Lunder	52	Group Chief Executive Officer

Andrew Davies	48	Group Chief Financial Officer

Jan Edvard Thygesen	63	Group Deputy Chief Executive Officer and Group Chief Operating Officer

Jeffrey D. McGhie	44	Group General Counsel & Chief Corporate Affairs Officer

Mikhail Gerchuk	41	Group Chief Commercial and Strategy Officer and Acting Head of the CIS Business Unit

Name	Age(1)	Position

Anton Kudryashov	46	Chief Group Business Development and Portfolio Officer

Romano Righetti	52	Group Chief Regulatory Officer

Yogesh Malik	41	Group Chief Technology Officer

Anja Uitdehaag	52	Group Chief Human Resources Officer

Mikhail Slobodin	41	Head of Russia Business Unit

Igor V. Lytovchenko	47	Head of the Ukraine Business Unit

Ahmed Abou Doma(2)	45	Head of Africa & Asia Business Unit

Maximo Ibarra	45	Head of Italy

Taras Parkhomenko	40	Head of Kazakhstan

(1)	As of April 30, 2014.
(2)	Mr. Abou Doma will resign as Head of Africa & Asia Business Unit effective June 30, 2014. Mr. Vincenzo Nesci, presently serving as Chairman of OTA, will succeed
Mr. Abou Doma as Head of Africa & Asia Business Unit.

Supervisory Board

Alexey M. Reznikovich has been Chairman of the VimpelCom Ltd. supervisory board since December 2012 and a director of VimpelCom Ltd. since April 2010. He also serves as chairman of VimpelCom Ltd.’s compensation committee. Mr. Reznikovich was a member of the board of directors of OJSC VimpelCom from May 2002 until April 2010. Mr. Reznikovich has been Chief Executive Officer of LLC Altimo since April 2005. He has been a director of the Alfa Group, Altimo Holdings’ parent company, since 2002, with overall responsibility for business development and management supervision of the Group’s assets. Mr. Reznikovich was a director of Golden Telecom from May 2007 until February 2008. In 2001, Mr. Reznikovich founded EMAX, a new business venture to develop Internet centers in Russia and has been a director of EMAX and of CAFEMAX, an Internet café chain, since February 2001. From December 1998 to 2000, Mr. Reznikovich was a partner at McKinsey & Co. Prior to his time at McKinsey, Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld in the United States. He graduated from the Economics Faculty of the Moscow State University and received an M.B.A. from Georgetown University in the United States and from INSEAD in France.

Hamid Akhavan has been an alternate director of VimpelCom Ltd. since March 2014. In his capacity as alternate director for Sergei Tesliuk, he is serving as a member of VimpelCom Ltd.’s audit committee and business review committee and is a member of its special committee overseeing the internal investigation and the Company’s response to the inquiries by various authorities. Mr. Akhavan has been a member of the board of directors of Unify Inc. (previously Siemens Enterprise Communications) since January 2014, having served as the CEO of Unify Inc. from 2010 to 2014. He also serves as a director of InContact Inc. From 2009 to 2010, Mr. Akhavan served as Chief Operating Officer of Deutsche Telekom Group and Chairman of the Executive Operating Board at Deutsche Telekom. Mr. Akhavan was the CEO at T-Mobile International AG from 2007 to 2009. Mr. Akhavan holds a Bachelor of Science degree in electrical engineering and computer science from the California Institute of Technology and an M.S. degree in the same fields from the Massachusetts Institute of Technology.

Jon Fredrik Baksaas has been a director of VimpelCom Ltd. since November 30, 2011, and before his current term, he served as a director of VimpelCom Ltd. from April 2010 to June 2011. Mr. Baksaas has served as the President and Chief Executive Officer of Telenor ASA since June 2002, chairman of the board of directors of Telenor Mobile Holdings AS since 2002, chairman of the board of directors of Telenor Business Partner Invest since 2001, a member of the board of Svenska Handelsbanken AB since 2003 and a member of the board of GSM Association since January 2009. Before joining Telenor in 1989, Mr. Baksaas served as the Chief Financial Officer of Aker AS, Chief Financial Officer of Stolt-Nielsen Seaway and held finance-related positions in Det Norske Veritas in Norway and Japan. Mr. Baksaas holds a Master of Science degree from the Norwegian School of Economics and Business Administration in Bergen, Norway, and additional qualifications from the International Institute for Management Development in Lausanne, Switzerland.

Andrei Baranov has been a director of VimpelCom Ltd. since June 2011. He also holds positions as chairman of VimpelCom Ltd.’s finance and strategy committee and business review committee and is a member of its nominating and corporate governance committee; however, presently, Andrei Gusev is serving in place of Mr. Baranov on the supervisory board of VimpelCom Ltd. and these committees. Mr. Baranov has served as a managing director at Altimo since June 2011. He is currently a member for the board of directors of AlfaBank Holding Group, AlfaBank Ukraine and AlfaStrahovanie. From 2002 until 2011, Mr. Baranov was a managing partner of Princeton Partners Group where he managed over 30 projects in Russia and the CIS in strategy, development, corporate restructuring, post-merger management and other initiatives. From 1999 until 2002, Mr. Baranov worked in the New Jersey office of McKinsey and Co., in 1999 at Merrill Lynch in New York, from 1996 to 1997 at Princeton Consultants and from 1992 to 1996 at International Commodity Traders. In addition, Mr. Baranov has served in the past as a member of the board of directors of several companies, including of Volga-Dnepr, Russian Fitness Group, Metinvest and DTEK. Mr. Baranov received a degree from the Tajik State University in Theoretical Physics, a degree in International Business from the Moscow Higher School of Commerce and an M.B.A. from the Wharton School of the University of Pennsylvania.

Mikhail M. Fridman has been a director of VimpelCom Ltd. since April 2010. Mr. Fridman was a member of the board of directors of OJSC VimpelCom from July 2001 until April 2010. He currently serves as a member of the board of directors of OJSC Alfa-Bank, as well as Chairman of the supervisory boards of the Alfa Group Consortium and LetterOne Holdings SA. Mr. Fridman also serves as a member of the Supervisory Board of X5 RETAIL GROUP N.V. He is a member of the Public Chamber of the Russian Federation. Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Altimo and X5 RETAIL GROUP N.V. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal Metallurgical Works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.

Andrei Gusev has been an alternate director of VimpelCom Ltd. since April 2014. Mr. Gusev is serving as a chairman of VimpelCom Ltd.’s finance and strategy committee and as a member of its nominating and corporate governance committee and business review committee, in each case as an alternate director for Andrei Baranov. Mr. Gusev has been a managing director at Altimo since 2013. Mr. Gusev was Chief Executive Officer of X5 RETAIL GROUP NV from 2011 to 2012 and prior to that, from 2006 to 2010, served as its Director of Business Development and M&A. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev holds an M.B.A. from the Wharton School at the University of Pennsylvania and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University.

Kjell-Morten Johnsen has been a director of VimpelCom Ltd. since June 2011. Mr. Johnsen served as a member of OJSC VimpelCom from June 2007 until May 2013. Mr. Johnsen is a member of VimpelCom Ltd.’s compensation committee. Mr. Johnsen was appointed Executive Vice President and Head of Telenor’s European Operations in May 2012. From March 2009 to May 2012, Mr. Johnsen was Chief Executive Officer of Telenor Serbia. Before his appointment in Serbia, Mr. Johnsen served as Senior Vice President of Telenor Central & Eastern Europe and Head of Telenor Russia from February 2006. From 2001 to 2006, Mr. Johnsen worked as Vice President of Telenor Networks with responsibility for Telenor ASA’s fixed-line activities in Russia and the CIS. From 1996 to 2000, Mr. Johnsen worked with Norsk Hydro, where he held executive positions both as country manager in Ukraine and as manager at the regional headquarters for the CIS, Africa and Latin America, which was based in Paris. Mr. Johnsen served as a member of Golden Telecom, Inc.’s board of directors from December 2003 to February 2008. Mr. Johnsen has an M.B.A. in Strategic Management from the Norwegian School of Economics and Business Administration.

Dr. Hans-Peter Kohlhammer has been a director of VimpelCom Ltd. since April 2010. He also serves as chairman of VimpelCom Ltd.’s audit committee, is a member of its special committee overseeing the internal investigation and the Company’s response to the inquiries by various authorities, and is a member of its compensation committee. Dr. Kohlhammer was a member of OJSC VimpelCom’s board of directors from June 2008 until April 2010. He was the founder and has been the Chief Executive Officer of KPC Kohlhammer Consulting, Munich, since August 2006. From 2003 to 2006, he was the Chief Executive Officer and Director General of the telecommunications company SITA SC, Geneva. From 2001 to 2003, he was the President and Chief Executive Officer of Grundig AG, Nuremberg. In 2000 and 2001, he was a self-employed consultant and from 1998 to 2000, he held various management positions in Esprit Telecom plc in London. Dr. Kohlhammer is currently a member of the board of directors of various companies, including Deutsche Steinzeug Cremer & Breuer AG and Regify S.A. Dr. Kohlhammer has a diploma in Mathematics and Physics and a PhD in Mathematics from Bonn University.

Leonid Novoselsky has been a director of VimpelCom Ltd. since April 2010. He also serves as chairman of VimpelCom Ltd.’s nominating and corporate governance committee, chairman of its special committee overseeing the internal investigation and the Company’s response to the inquiries by various authorities, and is a member of its finance and strategy committee. Mr. Novoselsky was a member of OJSC VimpelCom’s board of directors from June 2006 until April 2010. He is a co-founder and the current President of the Gradient Group. Since September 2008, Mr. Novoselsky has been a member of the board of directors of OJSC “Protec,” one of the largest pharmaceutical distributors in Russia. Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys in 1993 with a degree in Engineering and, in 1999, received an M.B.A. from the Wharton School of the University of Pennsylvania.

Ole Bjørn Sjulstad has been a director of VimpelCom Ltd. since April 2010. He also serves as a member of VimpelCom Ltd.’s finance and strategy committee, audit committee, nominating and corporate governance committee and business review committee. Mr. Sjulstad was a member of OJSC VimpelCom’s board of directors from June 2008 until April 2010. Mr. Sjulstad has been the Head of Telenor’s representative office in Russia since 2009. Mr. Sjulstad joined the Telenor Group in 2000 and is currently a Senior Vice President. He served as Managing Director of Telenor Asia Pte Ltd. in Singapore from 2002 until 2004 when he relocated to Norway. He continued focusing on emerging markets in Asia as Senior Vice President and Director of Corporate Development, Asia region of Telenor ASA. In March 2007, he joined Telenor’s Central & Eastern European regional unit. In March 2009, Mr. Sjulstad was appointed Head of Telenor, Russia. Mr. Sjulstad also served on the board of directors of Grameenphone Limited in Bangladesh from 2002 until 2008. Mr. Sjulstad has degrees in Mechanical Engineering and Business Administration from the Kongsberg International Institute (Ingeniørhøgskole), which he received in 1983. Mr. Sjulstad also completed the Program for Executive Development at IMD, Lausanne in October 2008.

Sergei V. Tesliuk has been a director of VimpelCom Ltd. since December 2012. He also serves as a member of VimpelCom Ltd.’s audit committee and business review committee; however, presently, Hamid Akhavan is serving in place of Mr. Tesliuk on the supervisory board of VimpelCom Ltd. and these committees. He served as a director of the VimpelCom Holdings B.V. and VimpelCom Amsterdam B.V. from December 2011 to January 2013. He has served as Vice President of Altimo’s asset management department since October 2011. From 2009 to 2011, Mr. Tesliuk served as an independent advisor to various Russian financial and industrial groups on issues related to strategy, investments and reorganization. From 2002 to 2009, Mr. Tesliuk worked at Princeton Partners Group as a consultant, engagement manager and partner. At Princeton Partners Group he participated in more than 30 projects in Russia, the CIS and Western Europe in the areas of strategy development, corporate governance and restructuring. Mr. Tesliuk graduated from Belarus State University in July 2000 with degrees in Management and Economics. He has a Master’s degree in Economics from the Economics Education and Research Consortium in the National University Kyiv Mohyla Academy.

Management Board

Jo Lunder was appointed as Chief Executive Officer of VimpelCom Ltd. by the VimpelCom Ltd. supervisory board effective July 2011. Previously, Mr. Lunder served as the Chairman of the VimpelCom Ltd. supervisory board from April 2010 until June 2011. From May 2002 to October 2010 and from August 2011 to May 2013, Mr. Lunder served as a member of OJSC VimpelCom’s board of directors, and from May 2002 until July 2003 and from August 2011 to March 2012, Mr. Lunder served as the Chairman of the board of directors of OJSC VimpelCom. Since September 1999, Mr. Lunder has also held numerous other positions at OJSC VimpelCom, including Chief Executive Officer from April 2001 to October 2003, General Director from May 2001to October 2003, President and Chief Operating Officer from September 2000 to April 2001, First Deputy Chief Executive Officer and Chief Operating Officer from September 1999 to April 2000. Mr. Lunder has served as a member of the board of directors of Orkla ASA since 2012. From September 2007 until June 2011, Mr. Lunder served as the Executive Vice President of FERD, one of Norway’s largest privately owned financial and industrial groups. In addition, Mr. Lunder served as Executive Chairman of the board of directors of the Aibel Group Ltd., Chairman of the board of Elopak AS, Chairman of the board of Swix Sport AS, and a member of the board of directors of Pronova BioPharma ASA. From February 2005 to September 2007, Mr. Lunder served as Chief Executive Officer of Atea ASA, one of Europe’s largest IT infrastructure companies. From 1993 until August 1999, Mr. Lunder was employed in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile. Mr. Lunder earned a Bachelor’s degree from the Oslo Business School and an M.B.A. degree from Henley Management College in the United Kingdom.

Andrew Davies joined VimpelCom Ltd. in November 2013 as Chief Financial Officer. From November 2010 to October 2013, Mr. Davies was the Chief Financial Officer at Verizon Wireless. Prior to his appointment at Verizon Wireless, Mr. Davies held a number of senior financial roles within Vodafone Group, latterly as CFO of Vodafone India and Vodafone Turkey and including positions in Vodafone UK and Vodafone Japan. Prior to joining Vodafone in 2003, Mr. Davies was CFO of Singlepoint (4U), which was acquired by Vodafone in 2003, and held positions with Honeywell Inc and the General Electric Company after starting his career with KPMG in 1987. Mr. Davies earned a Bachelor of Science degree in mathematics from the Imperial College in London.

Jan Edvard Thygesen joined VimpelCom Ltd. in January 2012 as Deputy Chief Executive Officer and Chief Operating Officer. Mr. Thygesen has been a member of OJSC VimpelCom’s board of directors since June 2008. He has served as an Executive Vice President of Telenor since 1999 and as Executive Vice President and Head of Telenor’s Central and Eastern European operations since January 2006. Since joining Telenor in 1970, Mr. Thygesen held various positions, including Chief Executive Officer of Sonofon, Chief Executive Officer of Telenor Nordic Mobile, Executive Vice President of Telenor Mobil AS, Chief Executive Officer of Telenor Invest AS, Executive Vice President of Telenor Bedrift AS and Chief Executive Officer of Telenor Networks AS. He also served as Chief Executive Officer of Esat Digifone, Ireland. Mr. Thygesen also served as Chairman of the boards of directors of Telenor Montenegro, Telenor d.o.o. in Serbia and Digi, Malaysia, as well as a director of the Board of Uninor, India. Mr. Thygesen holds a Master of Science degree in Electrical Engineering and Telecommunications from the Norwegian Institute of Technology.

Jeffrey D. McGhie has served as General Counsel of VimpelCom Ltd. since August 2010 and Chief Corporate Affairs Officer since March 2013. Mr. McGhie intends to remain with VimpelCom Ltd. in these capacities until a successor(s) is identified and thereafter to serve as a senior advisor. Mr. McGhie held the position of Vice President, General Counsel of OJSC VimpelCom from June 2007 until July 2010, and before that he served as OJSC VimpelCom’s Chief Legal Officer beginning in March 2006. Prior to joining OJSC VimpelCom, he held the position of associate in the Moscow office of Akin Gump Strauss Hauer & Feld L.L.P. from September 2002 until December 2004, and counsel from January 2005 until March 2006. From December 1999 until August 2002, Mr. McGhie was an associate at Kirkland & Ellis in Chicago, Illinois. Mr. McGhie graduated with a B.A. in Russian from Brigham Young University in 1995 and received a J.D. magna cum laude and an M.B.A. from Indiana University (Bloomington) in 1999.

Mikhail Gerchuk has served as Group Chief Commercial and Strategy Officer since July 2012 and as Acting Head of the CIS Business Unit since February 2014. He also serves as the Chairman of the Board of Directors of our Kazakhstan operations. From October 2011 to July 2012 he served as the Group Chief Commercial Officer. Previously, Mr. Gerchuk served as Vice President and Chief Commercial Officer of MTS from December 2008 until October 2011, having joined MTS in August 2007 as the Group Marketing Director. At MTS, he also served on the boards of directors of Comstar, MGTS, MTS Ukraine and several other MTS subsidiaries. Prior to joining MTS, Mr. Gerchuk was Chief Commercial Officer at Vodafone Malta from 2006 to 2007. He held senior marketing positions at Vodafone Group, UK between 2002 and 2006, including Head of Voice Propositions between 2004 and 2006 and Senior Global Marketing Manager between 2002 and 2004. Mr. Gerchuk also worked as an Associate at Booz Allen Hamilton in London from 1999 to 2002 and, before that, as Category Marketing Manager at PepsiCo and Brand Manager at Mars, Inc. Mr. Gerchuk holds an M.B.A. from INSEAD and an M.A. in Economic Geography and English from the Moscow State University.

Romano Righetti has served as Group Chief Regulatory Officer since January 2012. He has also served as Deputy Chief Operating Officer of WIND since October 2010 and Director of Regulatory, Antitrust, Wholesale and Privacy Affairs since January 2006. In May 2011, Mr. Righetti was appointed Head of the Regulatory Board and in January 2012, he was appointed Group Chief Regulatory Officer. From 1999 to 2005, he worked for Telecom Italia S.p.A., where he held the position of Regulatory Affairs and International Institutions Vice President. During 1999, Mr. Righetti served as Director of the Regulatory Department at AGCOM. From 1995 to 1999, Mr. Righetti served as General Director for the Italian Ministry of Communications. Prior to that, Mr. Righetti was a partner in an Italian consultancy firm, professor of business Administration at University of Rome, and as a supervisor in an international audit company, Mr. Righetti holds a degree in Economics from L.U.I.S.S.—Guido Carli University.

Yogesh Malik has served as Group Chief Technology Officer of VimpelCom Ltd. since March 2014. Mr. Malik served as Chief Executive Officer of Uninor, an Indian mobile network operator majority owned by the Telenor Group, from May 2013 through November 2013 and prior to that, served in a variety of senior positions at Uninor, including COO covering the areas of Technology, Regulatory and Customer care. Mr. Malik has also served as CTO of Grameenphone in Bangladesh, CTO of Kyivstar in Ukraine and Head of Technology & Sourcing at Telenor Group headquarters in Norway. Prior to joining the Telenor Group, Mr. Malik worked for TIW, Tata/AT&T and Ericsson in various senior positions in a variety of countries. Mr. Malik holds an Engineering Degree in Electronics from MSU University, Baroda, India, and an Executive M.B.A. from IMD, Laussanne, Switzerland.

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

Anton Kudryashov has been Chief Group Business Development and Portfolio Officer since October 2013. Previously Mr. Kudryashov was the Head of the Russia Business Unit of VimpelCom Ltd. and General Director of OJSC VimpelCom from January 2012 to September 2012. Mr. Kudryashov has been a member of the Supervisory Board of Euroset Holding N.V. from December 2012 until November 2013. Previously Anton Kudryashov served as Chief Executive Officer of CTC Media from August 2008. Mr. Kudryashov started his professional career at CS First Boston, an international investment bank, where he served in various positions from 1991 to 1995, including as Vice President from 1993 to 1995. In 1995, he became one of the founding partners of Renaissance Capital investment bank. Mr. Kudryashov also held senior executive positions in insurance and private equity. In 1998, Mr. Kudryashov founded Afisha Publishing House and was the Chairman of the Board of Afisha Publishing House until 2005. From 2002 to 2003, he served as the restructuring Chief Executive Officer of NTV-Plus. Mr. Kudryashov graduated with a degree in Economics from Moscow Finance Institute in 1989 and completed his post-graduate studies at the Institute of European Studies, Academy of Science in Moscow in 1990 and the London School of Economics in 1991. He is a member of the Russian Television Academy and also a member of the Board of the Russian Union of Industrialists and Entrepreneurs (RSSP).

Mikhail Slobodin has served as Head of the Russia Business Unit of VimpelCom Ltd. and General Director of OJSC VimpelCom since September 2013. Mr. Slobodin has been a member of the Supervisory Board of Euroset Holding N.V. since November 2013. Before joining VimpelCom, Mr. Slobodin was an Executive Vice President of Strategy and New Business Development in OJSC TNK-BP Management. From 2003 to 2011, he held key positions in several companies in the oil & gas sector including as President of OJSC Russian Utility Systems; General Director, President of CJSC Integrated Energy Systems; Vice President for Energy of OJSC TNK-BP Management; and Director of the Engineering Business Development Department of OJSC TNK Management. Mikhail started his business career in 1998, as Head of the Economics Division in OJSC SUAL. Mr. Slobodin graduated from the Ural State University in 1993, majoring in Economics, and has an academic degree as a Candidate of Science (Engineering).

Igor Lytovchenko has headed VimpelCom Ltd.’s Ukraine business unit since June 2010. Mr. Lytovchenko was a co-founder and Chief Executive Officer of Kyivstar from November 1997 until June 2010. From 1992 to 1996, he was a director of Private Company LOTOS, Kyiv in Ukraine. Mr. Lytovchenko holds a Master’s degree in History from Kyiv National Taras Shevchenko University of Kyiv, Ukraine and a Ph.D in Economics from the A.S. Popov Odessa National Academy of Telecommunications, Odessa, Ukraine. He is a corresponding member of the Academy of Communications of Ukraine, a member of the International Academy of Communications and a corresponding member of the International Informatization Academy. He is a member of the Council of Entrepreneurs of Ukraine within the Cabinet of Ministers of Ukraine.

Ahmed Abou Doma has served as Group Executive Vice President and Head of the Africa & Asia Business Unit of VimpelCom Ltd. since May 2011. He has also served as Chief Executive Officer of GTH since May 2011. Previously, Mr. Abou Doma served as the Chief Executive Officer of Banglalink, a subsidiary of GTH in Bangladesh, from January 2009 to May 2011. Mr. Abou Doma was Marketing Director of Mobinil, an Egyptian subsidiary of GTH, from October 2003 to December 2008. He joined Mobinil in 1998 as a Market Development Manager and from 2000 until 2003, Mr. Abou Doma was Senior Market Manager for Planning and Development and Senior Manager for Market Strategy and Analysis. Before joining Mobinil, Mr. Abou Doma worked for IBM and Datum IDS. Mr. Abou Doma earned a B.S. in Electronics and Communication Engineering from Cairo University in 1992 and completed the International Executive Program at INSEAD Business School in Singapore and France.

Maximo Ibarra has served as Chief Executive Officer and General Director of WIND Italy since May 2012. From May 2009 to May 2012, Mr. Ibarra served as the Consumer Director of WIND Italy, having served as Mobile Marketing and Customer Management Director from 2004 to April 2009. From June 2003 to February 2004, Mr. Ibarra served as Vice President Marketing & Strategies of the Benetton Group. From September 2001 to June 2003, he served as Vice President for Strategy and Business Development in Fiat Auto. From December 2000 to September 2001, Mr. Ibarra served as the Commercial Director of DHL International, and from January 1996 to December 2000, he held several positions in Omnitel (now Vodafone). Mr. Ibarra holds a degree in Political Sciences and Economics from the Sapienza University of Rome.

Taras Parkhomenko has served as the Chief Executive Officer of our subsidiary in Kazakhstan since February 2013. In August 2006, Mr. Parkhomenko joined Kyivstar as Deputy Marketing Director for Strategic Affairs at Kyivstar, and became Chief Marketing Officer in 2010 and a member of the Management Board. In 2002, he joined BBH company (Carlsberg Group) as Manager for brands strategic management and in 2003 he became Marketing Director in the pharmaceutical corporation ARTERIUM. Mr. Parkhomenko started his career in the telecommunications field in 1996, working for Golden Telecom in the marketing and strategic planning function for five years. Mr. Parkhomenko holds a degree in economics and systems engineering from the Kyiv International University of Civil Aviation and received the certificate of the British Chartered Institute of Marketing (CIM) in 2002.

B. Compensation

We paid our directors and senior managers an aggregate of approximately US$34 million for services provided during 2013, including US$6 million for stock-based compensation awards. In addition, we accrued contingent compensation of approximately US$17 million, including US$5 million for stock-based compensation awards.

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

In addition, until 2012 our directors who were not employees were able to participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year, with an additional 10,000 phantom ADSs granted to the chairman of the supervisory board and an additional 10,000 phantom ADSs granted to each director for serving as head of any official committee of the supervisory board. This plan was terminated as of 2012 and replaced by the Director Investment Plan discussed below. In 2013, an aggregate of 1,280,000 phantom ADSs were outstanding, all of which were exercisable as of December 31, 2013. No phantom ADSs were granted in 2013. In total, 360,000 phantoms were exercised in 2013.

To the extent that the exercise terms have not expired, our senior managers remain eligible for their existing stock option plans and stock appreciation rights, or SARs, plan. For more information on our stock option plans and SARs plan, please see “—E. Share Ownership” below. In 2013, no new grants were made.

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

In June 2012, the compensation committee made an offer to certain members of senior management to participate in the EIP, and in August 2012, the compensation committee made an offer to members of our supervisory board to participate in the DIP. The matching options awarded in connection with these offers will be subject to a two-year performance period and performance conditions set out in the plan’s documents, as well as the terms of the plan. In March 2013, the compensation committee again made an offer to certain members of senior management to participate in the EIP, as well as to members of our supervisory board to participate in the DIP, both under the same terms and conditions as applicable to the 2012 offers. Due to the termination of the employment contract of a number of senior management members, the vesting of the 2012 EIP participation was accelerated to the last date of employment. Based on the KPI achievement at that time, the matching options under the plan vested and were subsequently exercised.

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

Our bye-laws provide that each member of the audit committee is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. The audit committee is responsible for, among other things, the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors. The current members of our audit committee, Hans-Peter Kohlhammer (chairman), Ole-Bjørn Sjulstad and Sergei Tesliuk, were appointed on April 24, 2013, and are expected to serve until our next annual general meeting. Hamid Akhavan is presently serving on the audit committee as an alternate director for, and in place of, Mr. Tesliuk.

Our compensation committee is responsible for approving the compensation of the directors, officers and employees of VimpelCom and its subsidiaries, our employee benefit plans, any equity compensation plans of VimpelCom and its subsidiaries, and any contract relating to a director, officer or shareholder of our company or any of our subsidiaries or their respective family members or affiliates. The current members of our compensation committee, Alexey Reznikovich (chairman), Kjell-Morten Johnsen and Hans-Peter Kohlhammer, were appointed on April 24, 2013. Each member is expected to serve until our next annual general meeting.

Our nominating and corporate governance committee is responsible for coordinating the selection process for candidates to become directors and recommending such candidates to the supervisory board. The current members of our nominating and corporate governance committee, Leonid Novoselsky (chairman), Andrei Baranov and Ole-Bjørn Sjulstad, were appointed on April 24, 2013, and are expected to serve until our next annual general meeting. Andrei Gusev is presently serving on the nominating and corporate governance committee as an alternate director for, and in place of, Mr. Baranov.

Our finance and strategy committee is responsible for reviewing financial transactions, policies, strategies and the capital structure of VimpelCom and its subsidiaries. The current members of our finance and strategy committee, Andrei Baranov (chairman), Leonid Novoselsky and Ole-Bjørn Sjulstad, were appointed on April 24, 2013, and are expected to serve until our next annual general meeting. Andrei Gusev is presently serving on the finance and strategy committee as an alternate director for, and in place of, Mr. Baranov.

Our business review committee is responsible for reviewing and discussing with senior management key operational performance related topics for all of VimpelCom’s business units. Our business review committee’s objective is to provide a forum outside of regular supervisory board meetings for directors to stay informed about key operational matters and to provide a platform for discussion and the expression of views by the committee members to senior management. The current members of our business review committee, Andrei Baranov (chairman), Ole-Bjørn Sjulstad and Sergei Tesliuk, were appointed on April 24, 2013, and are expected to serve until our next annual general meeting. Andrei Gusev and Hamid Akhavan are presently serving on the nominating and corporate governance committee as an alternate directors for, and in place of, Mr. Baranov and Mr. Tesliuk, respectively.

D. Employees

As of December 31, 2013, we had 26,843 employees in Russia. We estimate that 103 were in executive and senior managerial positions, 5,799 were in engineering, construction and information technology, 10,397 were in sales, marketing and other commercial operations, 1,720 were in finance, administration and legal, 6,102 were in customer service, 543 were in site acquisitions, regional projects and security, 974 were in procurement and logistics and 1,205 were in other support functions.

As of December 31, 2013, we had 6,903 employees in Italy. We estimate that 2,628 were in engineering, construction and information technology, 1,581 were in sales, marketing and other commercial operations, 321 were in finance, administration and legal, 1,846 were in customer service, 104 were in procurement and logistics and 423 were in other support functions and security. Of these 6,903 employees, about 128 were in executive and senior managerial positions.

As of December 31, 2013, we had 11,625 employees in Africa & Asia and we estimate that 180 were in executive and senior managerial positions, 3,205 were in engineering, construction and information technology, 2,289 were in sales, marketing and other commercial operations, 1,946 were in finance, administration and legal (including procurement, logistic and other support service) and 4,005 were in customer service.

As of December 31, 2013, we had 4,510 employees in Ukraine and we estimate that 884 were in executive and senior managerial positions, 1,016 were in engineering, construction and information technology, 482 were in sales, marketing and other commercial operations, 686 were in finance, administration and legal, 1,201 were in customer service, 47 were in site acquisitions, regional projects and security, 126 were in procurement and logistics and 68 were in other support functions.

As of December 31, 2013, we had 7,729 employees in the CIS and we estimate that 20 were in executive and senior managerial positions, 3,230 were in engineering, construction and information technology, 2,132 were in sales, marketing and other commercial operations, 663 were in finance, administration and legal, 1,111 were in customer service, 94 were in site acquisitions, regional projects and security, 234 were in procurement and logistics and 245 were in other support functions.

The following chart sets forth the number of our employees at December 31, 2013, 2012 and 2011:

	At December 31,
	2013	2012	2011
Russia	26,843	24,400	31,471
Italy	6,903	6,890	7,979
Africa & Asia	11,625	13,818	13,129
Ukraine	4,510	5,001	5,740
CIS	7,729	8,075	7,631
Other	232
Total	57,842	58,184	66,344

We have not experienced any work stoppages and consider relations with our employees to be good.

E. Share Ownership

To our knowledge, as of April 30, 2014, other than Mikhail Fridman, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. To our knowledge, Mr. Fridman has an indirect economic benefit in our shares held for the account of Altimo Coöperatief U.A. and, thus, may be considered under the definition of “beneficial owner” for purposes of SEC Form 20-F only as a beneficial owner of the shares held for the account of Altimo Coöperatief U.A. See the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

On an individual basis to a selected number of senior management members, options were granted based on similar terms and conditions as applicable to the 2010 Stock Option Plan. As of December 31, 2013, options to acquire approximately 2,466,731 of our common shares were outstanding based on our 2000 Stock Option Plan and 2010 Stock Option Plan, of which options in respect of approximately 2,011,175 of our common shares were exercisable as of such date. In addition, 2,279,888 options were cancelled and 1,133,090 options lapsed. The exercise prices of the options outstanding as of December 31, 2013, ranged from US$10.42 per share to US$16.74 per share. The options granted generally vest at varying rates over a two- or three-year period, subject in some instances to the attainment of performance targets, and vesting periods for certain employees will be accelerated if certain events specified in the stock option plans occur. The options outstanding as of December 31, 2013 are exercisable from dates ranging from the present date to December 31, 2015. If a plan participant ceases to be an employee of our company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will generally have the right to exercise vested options upon the later to occur of (a) the date of expiration of his option agreement and (b) the end of the first open trading window period following the effective date of termination of employment. In case of death or permanent disability of a plan participant, his or her beneficiaries generally will automatically acquire the right to exercise those options that have vested prior to the plan participant’s death or permanent disability for the earlier of (i) 190 days and 90 days in the event of death and permanent disability, respectively, and (ii) December 31, 2015, in the case of options granted under the 2000 Stock Option Plan, and December 31, 2020, in the case of options granted under the 2010 Stock Option Plan. If a plan participant ceases to be an employee for cause, then generally the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

SARs Plan

In 2009, OJSC VimpelCom’s board of directors adopted a stock appreciation rights, or “SARs,” plan for its senior managers and employees. The plan is administered by OJSC VimpelCom’s General Director, and OJSC VimpelCom’s board of directors determined the aggregate number of SARs that were granted. A SAR, upon vesting, entitles the holder to receive a cash amount per SAR equal to any excess of the closing market price of the reference security on the exercise date over the exercise price at which the SAR was granted. The SARs under the SARs plan are linked to the closing price of a VimpelCom Ltd. ADS. The exercise prices of the SARs were not changed. The SARs granted under the plan vest over a two-year period, as long as OJSC VimpelCom meets the plan’s performance targets. This plan expired in June 2013, as a result as per December 31, 2013 no SARs were outstanding under this plan.

On an individual basis to a selected number of senior management members, SAR grants were made, based on similar terms and conditions as applicable to the 2010 Stock Option Plan. In 2013 most of these SARs granted were surrendered due to the introduction of the 2013-2015 Cash based Long Term Incentive Plan discussed below. Participants of the 2013-2015 Cash Based Long Term Incentive Plan surrendered all unvested SAR tranches to become eligible to the 2013-2015 Cash Based Long Term Incentive Plan; only vested tranches (as per December 31, 2012) could be retained. As per December 31, 2013, 687,375 SARs remained outstanding, all exercisable.

2013-2015 Cash Based Long Term Incentive Plan

In 2013, a new cash based Long Term Incentive Plan was adopted for senior management. Under the Long Term Incentive Plan, the target amount that can be earned during the 3 year performance period is determined at the time of the grant. The actual amount that can be earned is subject to the attainment of KPIs, which KPIs are set at the grant date for the duration of the three year performance period. The bonus vests in three annual tranches, assuming a full time participation in the plan as of January 1, 2013 up to an including 2015. Participants joining in 2014 and 2015 will have a different vesting schedule.

All unvested tranches lapse if the employment is terminated before the end of the performance period. As per December 31, 2013 the total (all unvested) on target bonus amount for the duration of the performance period was approximately €32.5 million.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of VimpelCom as of April 30, 2014 by each person who is known by us to beneficially own 5.0% or more of our common or convertible preferred shares. As of April 30, 2014, we had 1,756,731,135 issued common shares and 305,000,000 issued convertible preferred shares. None of our major shareholders has different voting rights.

Shareholder	Number of VimpelCom Ltd. Common Shares	Percent of VimpelCom Ltd. Common Shares	Number of VimpelCom Ltd. Preferred Shares	Percent of VimpelCom Ltd. Voting Shares
Altimo Coöperatief U.A.(1)	986,572,563	56.2%	—	47.9%
Telenor East Holding II AS(2)	580,578,840	33.0%	305,000,000	43.0%

(1)	As reported on Schedule 13D, Amendment No. 15, filed on February 19, 2013, by Altimo Coöperatief, part of the Alfa Group Consortium, with the SEC, Altimo Coöperatief is the direct beneficial owner of, and Altimo Holdings, Letterone Overseas Investment Limited, Letterone Holdings S.A., Roniju Holdings Limited and Crown Finance Foundation may be deemed to be the beneficial owners of, 986,572,563 VimpelCom Ltd. common shares. The common shares held by Altimo Coöperatief represent approximately 56.2% of VimpelCom Ltd.’s outstanding common shares and approximately 47.9% of VimpelCom Ltd.’s outstanding voting shares.
(2)	As reported on Schedule 13D, Amendment No. 26, filed on December 5, 2013, by Telenor East Holdings II AS, or “Telenor East,” with the SEC, Telenor East is the direct beneficial owner of, and Telenor ASA and Telenor Mobile Holding AS may be deemed to be the beneficial owners of, 580,578,840 common shares and 305,000,000 convertible preferred shares. The common shares held by Telenor East represent 33.0% of our outstanding common shares. The convertible preferred shares held by Telenor East Holding II AS represent all of our outstanding convertible preferred shares and together with the common shares held by Telenor East Holding II AS represent 43.0% of our outstanding voting shares.

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

As reported on Schedule 13D, Amendment No. 22, filed on August 16, 2012, by Telenor East, on August 16, 2012, Telenor East announced that on August 15, 2012, Weather II exercised its rights under the Weather Put Options to sell 71,000,000 VimpelCom Ltd. convertible preferred shares to Telenor East. As reported on Schedule 13D, Amendment No. 23, filed on October 1, 2012, by Telenor East, Telenor East announced that it took delivery of such shares on September 28, 2012. VimpelCom Ltd. registered the share transfer following the cancellation of the FAS injunctions that prohibited such transfer. For a description of the FAS injunctions, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings.” As a result, Telenor East’s interest in preferred shares increased from approximately 54.0% to approximately 70.4% of VimpelCom Ltd.’s outstanding convertible preferred shares, and Telenor East’s voting interest increased from approximately 39.5% to approximately 43.0% of VimpelCom Ltd.’s outstanding voting shares.

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

As described on Schedule 13D, Amendment No. 10, filed on December 26, 2012 by Altimo Coöperatief, on December 21, 2012, Altimo Coöperatief issued notice to VimpelCom Ltd. pursuant to Section 4.3(d) of its bye-laws, stating its present intention to convert 128,532,000 convertible preferred shares to common shares at the ratio of one convertible preferred share to one common share and setting forth a conversion date of April 16, 2013. As described on Schedule 13D, Amendment No. 12, filed on April 23, 2013, on April 16, 2013, Altimo Coöperatief paid to VimpelCom Ltd. a conversion premium of $1,392,644,220 (or $10.835 per share), and Altimo Coöperatief’s 128,532,000 shares of convertible preferred shares automatically converted into 128,532,000 common shares.

Based on the holdings of our common shares and information from The Bank of New York Mellon, we estimate that as of April 30, 2014, approximately 94% of our common shares are held in the United States by The Bank of New York Mellon, as depositary on behalf of holders of our ADSs and approximately 3% of our ADSs are held by persons in the United States.

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

Related Party Transactions with Major Shareholders and their Affiliates

Related Party Transactions with Telenor and its Affiliates

Service Agreements

VimpelCom is a party to a service agreement with Telenor, dated as of March 8, 2011, under which Telenor renders to VimpelCom or its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and VimpelCom. VimpelCom pays Telenor annually US$1.5 million for the services.

On June 19, 2009, Kyivstar entered into an agreement with LLC Miratech Corporation, a Telenor affiliate, regarding the outsourcing of IT professionals to Kyivstar. Payment provisions under this agreement provide for monthly payments in accordance with performed works. This agreement is valid until June 30, 2015.

On August 25, 2010, Kyivstar entered into an agreement with LLC Miratech Corporation for provision of various IT services to Kyivstar. The payment provisions under this agreement provide for monthly payments based on works performed, the agreement is valid until the end of 2014. A competitive tender procedure for the selection of a service provider for next period is expected to finish by June 2014.

Kyivstar has roaming agreements with the following mobile operators that are Telenor affiliates: Grameenphone Limited (Bangladesh), Telenor Norge AS (Denmark), Telenor Magyarorszag Zrt. (Hungary), DiGi Telecommunications Sdn. Bhd. (Malaysia), Telenor (Montenegro), Telenor Pakistan (Pvt) Ltd. (Pakistan), Telekom d.o.o. (Serbia), Telenor Sverige AB (Sweden) and Total Access Communication Public Company Limited (dtac) (Thailand).

Djuice License Agreement

Kyivstar licenses its “djuice” brand from Djuice AS, a wholly owned Telenor subsidiary, pursuant to a license agreement entered into between Kyivstar and Djuice AS. The license agreement, dated December 5, 2006, which was amended and restated on November 27, 2012, is effective for a period of five years from January 1, 2010 to December 31, 2015 and provides for automatic extension for an additional year unless either party terminates it in accordance with its terms. In 2012 Kyivstar paid Djuice €150,000. In 2013 Kyivstar paid Djuice €200,000. The agreement terminated on March 24, 2013, and subsequently, Kyivstar discontinued its use of the “djuice” brand.

Related Party Transactions with Alfa Group and its Affiliates

Service Agreements

VimpelCom is a party to a service agreement with Altimo Management Services Ltd., dated December 1, 2010, under which Altimo Management Services Ltd. renders to VimpelCom and its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Altimo Management Services Ltd. and VimpelCom. VimpelCom pays Altimo Management Services Ltd. annually US$1.5 million for the services. VimpelCom is also party to a Consultancy Deed with Altimo Management Services Ltd., dated August 21, 2013, under which Altimo Management Services Ltd. provides additional consultancy services to VimpelCom for which VimpelCom pays annually US$3.5 million.

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

Credit Facilities

Please see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities—Recent Financing Activities—Alfa-Bank Credit Facilities” for a description of credit facilities with Alfa Bank.

Other Transactions

In the ordinary course of business, we maintain some of our bank accounts, and place time deposits with, Alfa Bank, which is part of the Alfa Group and also a corporate client of OJSC VimpelCom. We also have agreements in place with Alfa Strakhovaniye JSC, which is also part of the Alfa Group, for the provision of insurance coverage.

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

The framework agreements between WIND Italy and Libero mainly arranged for the provision of certain (i) administrative and technical support and infrastructure management services by WIND Italy to Libero, and (ii) advertising services and content for the Libero portal from Libero to WIND Italy. The framework agreement in respect of the majority of these services has been extended until December 31, 2012. After termination of this framework agreement, WIND Italy and Libero’s subsidiary ITNET agreed on new terms for the provision of certain of such services. In particular, in August 2013 WIND Italy and ITNET entered into a new agreement for the provision of hosting services by WIND Italy to ITNET and Libero in certain WIND Italy’s sites located in Rome and Milan. This hosting agreement is renewable on a monthly basis and after its first expiration on December 31, 2013, it has been renewed up to date. Further, WIND Italy and ITNET are in the process of entering into new agreements for (i) the provision of housing services by WIND Italy to ITNET, and (ii) the provision of data center management services by ITNET to WIND Italy. These housing agreement and data center management services agreement are intended to provide for a first expiration date on February 1, 2015. In relation to the Italy-Greece Medcable Marine cable disposed by WIND Italy to Libero as part of the WIND Italy spin-off, WIND Italy has granted certain usage and access rights to Libero regarding certain infrastructure necessary to conduct the cable, and Libero has granted to WIND Italy a 20-year indefeasible right of use in respect of six couples of optical fibers inside the cable. As of February 20, 2013, the cable and related agreements between WIND Italy and Libero were transferred by Libero to WIS. WIND Italy also subleases certain properties to Libero on similar terms as the main lease agreements between WIND Italy and the respective landlords.

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

Related Party Transactions with Joint Ventures and Associates

Associates Firma Kurier and ZAO Rascom

OJSC VimpelCom has arrangements in place to receive bill delivery services from its affiliate Firma Kurier and to provide fixed telecommunications services, and rent domestic and international channels from, its affiliate ZAO Rascom.

Euroset

OJSC VimpelCom has various contracts with Euroset and its subsidiaries, which became an associate in October 2008. OJSC VimpelCom rendered mobile and fixed line services and sold equipment and accessories to Euroset totaling US$32.4 million in 2013. OJSC VimpelCom accrued to Euroset certain dealer commissions and bonuses totaling US$59.7 million in 2013 for services for acquisition of new customers, customer care, receipt of customers’ payments and sale of scratch-cards. In addition, in 2013 Euroset provided OJSC VimpelCom services for development of retail stores under Beeline brandname totaling US$16.4 million and sold different handsets and accessories totaling US$17.7 million.

WIND Canada

GTH provided financing by way of secured non-revolving term loans to WIND Canada, an equity investee of the company following the Wind Telecom Transaction, in connection with the funding of the acquisition of the spectrum licenses and related costs. Prior to December 20, 2012, the loans bore interest at CAD LIBOR + 10.8%. At December 20, 2012, the loans were modified to make them non-interest bearing. On that same date, GTH forgave interest accrued on the loans for the period January 1, 2012 to December 20, 2012. As of December 31, 2013, the outstanding balance under the financing was CAD 1,630 million (equivalent to approximately US$ 1,534 million as of December 31, 2013 at the exchange rate provided by Bloomberg Finance L.P.) including principal and accrued interest. The loans mature on August 5, 2014.

On December 3, 2012, VimpelCom Amsterdam B.V. and WIND Canada entered into a CAD 100 million non-revolving term loan bearing an interest of 9.5%, which was amended to CAD 146 million (equivalent to approximately US$ 137 million as of December 31, 2013 at the exchange rate provided by Bloomberg Finance L.P.). As of December 31, 2013, the outstanding balance under this loan was CAD 154 million (equivalent to approximately US$ 145 million as of December 31, 2013 at the exchange rate provided by Bloomberg Finance L.P.) including principal and accrued interest. The loan matures on August 5, 2014 and is senior to the loans provided by GTH.

GTH has entered into an agreement to provide technical services to WIND Canada until 2018 pursuant to which GTH receives fees amounting to 4% of WIND Canada’s gross revenue contingent on EBITDA targets being met.

The outstanding amount of the loans and accounts receivable for technical services were fully impaired in 2013.

Related Party Transactions with supervisory board and management board members

Compensation paid to the supervisory board and management board members is disclosed in “Item 6—Directors, Senior Management and Employees—B. Compensation”. During 2013 and through the date of this Annual Report, none of our supervisory board and management board members have been involved in any related party transactions with us.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and the financial statements referred to therein.

Legal Proceedings

For information on the legal proceedings our companies are involved in, please see note 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For details of the investigations by the SEC, DOJ and Dutch public prosecutor’s office, please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Risks Related to Our Business—We are subject to investigations by the SEC, DOJ and the Dutch public prosecutor, and are conducting an internal investigation and we are unable to predict the duration, scope or results of these investigations or their impact on us.”

Policy on Dividend Distributions

In January 2014, our supervisory board approved a dividend policy pursuant to which from 2014 we aim to pay annual dividends of USD 0.035 per share until we reach a group Net Debt to EBITDA ratio of less than 2.0. Our supervisory board also decided that we will not make a final 2013 dividend payment. The precise amount and timing of dividends for a particular year will be approved by our supervisory board, subject to the following constraints and guidelines:

A. Our supervisory board may consider various factors in determining the amount of dividends such as investment opportunities, capital market expectations, debt repayments schedules, desired level of leverage, share repurchase programs and any other factors at the discretion of our supervisory board.

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

In April 2013, we announced the final dividend 2012 of US$0.35 per common share and an extra-ordinary dividend of US$0.79 per common share, related to the conversion of convertible preferred shares by Altimo. The dividends were paid in May 2013 for a total amount of US$2.0 billion.

In November 2013, we announced an interim dividend for 2013 of US$0.45 per common share, which was paid in December 2013 for a total amount of US$791 million.

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

Price history

The following table sets out, for the periods indicated, the reported high and low market quotations for our ADSs on the NYSE for periods prior to September 10, 2013, when we switched the listing of our ADSs to the NASDAQ Global Stock Market. Subsequent periods are based on NASDAQ market quotations. Each of our ADSs represents one of our common shares.

Year Ended December 31	High		Low
2010:
Annual	US$	17.56	US$	13.96

2011:
Annual	US$	15.69	US$	9.16

2012:
First Quarter	US$	12.50	US$	9.57
Second Quarter	US$	11.25	US$	7.23
Third Quarter	US$	11.99	US$	7.75
Fourth Quarter	US$	12.26	US$	10.11

2013:
First Quarter	US$	12.55	US$	10.57
Second Quarter	US$	12.42	US$	9.65
Third Quarter	US$	11.75	US$	9.79
Fourth Quarter	US$	14.55	US$	11.75

Months
September 2013	US$	11.75	US$	10.72
October 2013	US$	14.55	US$	12.28
November 2013	US$	14.54	US$	12.01
December 2013	US$	12.97	US$	11.75
January 2014	US$	12.80	US$	9.65
February 2014	US$	10.33	US$	9.44
March 2014	US$	8.54	US$	9.82
April 2014	US$	7.96	US$	9.25

On May 9, 2014 the closing price per ADS on NASDAQ was US$8.22.

B.	Plan of Distribution

Not required.

C.	Markets

Our ADSs are listed and traded on NASDAQ under the symbol “VIP.” NASDAQ is the principal trading market for the ADSs.

D.	Selling Shareholders

Not required.

E.	Dilution

Not required.

F.	Expenses of the Issue

Not required.

ITEM 10.	Additional Information

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

We describe below the material provisions of our memorandum of association and bye-laws, certain provisions of Bermuda law relating to our organization and operation, and some of the terms of our share rights based on provisions of our memorandum of association and current bye-laws and applicable Bermuda law and certain agreements relating to our shares. Although we believe that we have summarized the material terms of our memorandum of association and bye-laws, Bermuda legal requirements and our share capital, this summary is not complete and is qualified in its entirety by reference to our memorandum of association and bye-laws and applicable Bermuda law. All references to our bye-laws herein, unless otherwise noted, are to Section B of our bye-laws, which were originally approved on April 20, 2010 by our shareholders and which were amended and again approved by our shareholders on September 25, 2013.

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

Issued Share Capital

As of December 31, 2013, our authorized share capital is divided into common shares, par value US$0.001, of which 2,759,171,827 are authorized and 1,756,731,135 are issued and convertible preferred shares, par value US$0.001, of which 305,000,000 are authorized and issued.

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

The holders of convertible preferred shares are not entitled to receive dividends and are not entitled to any payment in respect of our surplus assets in the event of our liquidation. The holders of convertible preferred shares are, subject to our bye-laws and Bermuda law, entitled to convert their convertible preferred shares, at their option, at any time (a) after the date which is two years and six calendar months after the date of issue of the relevant convertible preferred shares but before the date which is five years after such date of issue and (b) during the period between the date on which a mandatory offer to acquire all common shares and all convertible preferred shares is announced and the final business day such offer is open for acceptance, in each case, in whole or in part, into common shares on the basis of one common share for one convertible preferred share. Upon conversion, the converting shareholder must pay to us a conversion premium per share equal to the greater of (1) the closing price of our common shares on the NASDAQ on the date of the conversion notice, and (2) the 30 day volume weighted average price on the NASDAQ of our common shares on the date of the conversion notice. The holders of convertible preferred shares have the same voting rights as the holders of common shares. Any convertible preferred shares not redeemed five years after their issue will be immediately redeemed by the company at a redemption price of US$0.001 per share.

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

If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed canceled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place, or to such other day, time or place as the CEO may determine.

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

In addition to those matters required by Bermuda law or the NASDAQ rules to be approved by a simple majority of shareholders at any general meeting, the following actions require the approval of a simple majority of the votes cast at any general meeting:

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

Interested Party Transactions

The supervisory board has the right to approve transactions with interested parties, subject to Bermuda law. Prior to voting by the supervisory board on such transaction, all interests must be fully disclosed to the supervisory board. The interested director may participate in the discussion and vote on such a transaction, unless otherwise restricted by applicable law or in accordance with our bye-laws.

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

None.

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

For the purposes of Bermuda exchange control regulations, there are no limitations on the issue and free transferability of our common shares and convertible preferred shares or our ADSs representing common shares to and between non-residents of Bermuda for exchange control purposes, provided our ADSs remain listed on an appointed stock exchange (which includes NASDAQ). Certain issues and transfers of common shares and convertible preferred shares involving persons deemed resident in Bermuda for exchange control purposes may require the specific consent of the Bermuda Monetary Authority.

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

If you are a Non-resident holder of ADSs, you will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by you from your ADSs, including any capital gain realized on the disposal thereof, except in the following circumstances:

(1) if (i) you derive profits from an enterprise, as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, if you are an individual, or other than as a holder of securities, if you are not an individual and (ii) such enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative which is taxable in the Netherlands, and (iii) your ADSs are attributable to such enterprise; or

(2) if you are an individual and you derive benefits from your ADSs that are taxable as benefits from miscellaneous activities in the Netherlands.

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

As of December 31, 2013 and 2012, the largest currency exposure risks for the group as a whole were in relation to the Russian ruble, the euro, the Algerian dinar, the Pakistani rupee, the Bangladeshi taka, the Ukrainian hryvnia and Kazakh tenge, because the majority of our cash flows from operating activities in Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine and Kazakhstan are denominated in these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

We hold part of our readily available cash in subsidiaries in U.S. dollars in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and Euros to manage part of this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia or Kazakh tenge were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Fluctuations in the value of the Russian ruble, Euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia or Kazakh tenge against the U.S. dollar could adversely affect VimpelCom’s financial condition and results of operations due to potential revaluation of U.S. dollar denominated indebtedness affecting net income through foreign exchange gain/loss.

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

The following table summarizes information, as of December 31, 2013, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, primarily represented by foreign currency denominated debt obligations:

	Aggregate nominal amount of total debt denominated in foreign currency outstanding as of December 31,					Fair Value as of December 31, 2013
	2014	2015	2016	2017	2018
Total debt:
Fixed Rate (US$)	4,115.3	4,115.3	3,015.3	2,000.0	1,000.0	4,496.4
Average interest rate	9.1%	9.1%	9.7%	8.4%	7.7%
Fixed Rate (RUB)	366.6	366.6	366.6	366.6	—	369.1
Average interest rate	9.0%	9.0%	9.0%	9.0%	—
Fixed Rate (other currencies)	0.5	—	—	—	—	0.9
Average interest rate	13.0%	—	—	—	—
Variable Rate (US$)	48.9	14.5	—	—	—	157.8
Average interest rate	2.5%	2.3%	—	—	—
Variable Rate (other currencies)	12.7	12.0	11.1	—	—	13.4
Average interest rate	14.2%	14.2%	14.2%	—	—
	4,544.0	4,508.3	3,393.0	2,366.6	1,000.0	5,037.6

In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

As of December 31, 2013, the interest rate risk on the financing of our group was limited as 93% of the group’s total debt was fixed rate debt. It is our intention to increase the floating rate share of our debt portfolio over time in order to improve the funding cost profile of the company as a whole.

For more information on our market risks and financial risk management for derivatives and other financial instruments, see Notes 5, 17 and 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

For:	Persons depositing or withdrawing shares or ADR holders must pay to the depositary:
Issuance of ADRs, including issuances resulting from a distribution of our shares or rights or other property	US$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)

Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates

Any cash distribution to ADR holders	US$0.02 (or less) per ADR

Depositary service	US$0.02 (or less) per ADR per calendar year

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when a shareholder deposits or withdraws shares	Registration or transfer fees

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary

Converting foreign currency to U.S. dollars	Expenses of the depositary

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the ADR depositary or its agents for servicing the deposited securities	As necessary

Fees Payable by the Depositary to Us

Our depositary has agreed to reimburse us or pay us for:

•	our continuing NASDAQ listing fees;

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

From January 1, 2013 to December 31, 2013, the depositary reimbursed expenses of approximately US$0.6 for maintenance costs for the ADRs, and reimbursed to us or paid on our behalf approximately US$1.3 for investor relationship programs or special investor relations promotional activities.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not required.

ITEM 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, or “CEO,” and Chief Financial Officer, or “CFO,” of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. These disclosure controls and procedures include our Disclosure Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure Review Committee also provides an additional verification of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. As further described in “Management’s Annual Report on Internal Control Over Financial Reporting” below, management identified material weaknesses in internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based upon the existence of these material weaknesses, our CEO and CFO have concluded that as of December 31, 2013, our disclosure controls and procedures were not effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure, for the reasons described in “Management’s Annual Report on Internal Control Over Financial Reporting” below.

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

There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the Company’s policies and procedures may deteriorate.

Our management has assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2013. In May 2013 the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO,” issued an updated Internal Control—Integrated Framework (the 2013 Framework) which will replace the existing Framework in December 2014. Our management decided to be an early adopter of the updated COSO framework.

In making its assessment, our management has utilized the criteria set forth by the 2013 Framework and Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act.

As a result of management’s assessment of our internal control over financial reporting as of December 31, 2013, management concluded that there were material weaknesses in our internal control over financial reporting as set forth below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified below did not result in a material misstatement of our consolidated financial statements. However, management recognizes that the failure of the internal control over financial reporting to operate effectively as described below could have resulted in a material misstatement which may not have been detected by our controls:

•

The Company did not maintain effective controls over its procurement process. Specifically, design and operating effectiveness control deficiencies were identified that could permit employees, including management, in the CIS business unit, to circumvent company policies related to the selection of vendors through appropriate tenders, the approval of contracts in procurement processes and the verification of the nature of goods or services received in relation to contracts.

•

The Company did not maintain effective controls over the capitalization of fixed assets. Specifically, design and operating effectiveness control deficiencies were identified which allowed expenditures to be capitalized in the CIS business unit which did not meet the Company’s accounting policies for capitalization of fixed assets. This resulted in the incorrect capitalization of expenditures in 2011 and 2012 which were subsequently written off in the 2013 Consolidated Income Statement.

•

The Company did not maintain effective controls to prevent or detect the potential circumvention or override of controls. Specifically, monitoring controls, including the review of the results of operations of individual countries within the CIS business unit by headquarters personnel, were not properly designed to permit the timely detection of a circumvention of internal controls over financial reporting by local personnel, including internal controls over procurement and the improper capitalization of expenditures.

Based on management’s assessment of our internal control over financial reporting as of December 31, 2013, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2013.

Remediation of Material Weaknesses

Management is implementing a number of actions that are intended to remediate the material weaknesses and strengthen our internal control and compliance environment, including the following:

•	We engaged counsel to conduct an investigation of our operations in Uzbekistan and additional countries. A component of this investigation is focused on our internal controls over financial reporting.

•	We are strengthening our procedures related to contract verification and fixed asset controls within the CIS business unit.

•	We are updating our Group Procurement Policy and plan to roll out updated tendering procedures.

•

We revised our management reporting structure in 2013 so that headquarters personnel review financial information at a disaggregated country level, rather than on an aggregated basis at the business unit level.

•	We appointed a Group Director Financial Planning & Analysis in 2014 who reports directly to our CFO to further improve the Company’s analytical review controls.

•	We retained external advisors in 2014 to assist in the design and implementation of remediation activities;

We are also in the process of evaluating and expect to initiate additional actions to remediate the material weaknesses described above, including developing and implementing additional policies, further strengthening our disclosure processes, increasing the resources that we devote to our internal controls, compliance and audit functions, and where necessary, based on the results of the investigation, taking appropriate disciplinary actions.

EY Accountants LLP, our Company’s independent registered public accounting firm has audited and issued an attestation report on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2013 and based on that audit, issued an adverse opinion, as stated in their report, a copy of which appears below.

(c) Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of VimpelCom Ltd.

We have audited VimpelCom Ltd.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). VimpelCom Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified material weaknesses in controls related to the Company’s procurement process, capitalization of fixed assets and oversight of the CIS business unit and individual countries therein by headquarters personnel.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2013 consolidated financial statements of VimpelCom Ltd. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2013 consolidated financial statements and this report does not affect our report dated May 15, 2014, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, VimpelCom Ltd. has not maintained effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

/s/ Ernst & Young Accountants LLP

Amsterdam, The Netherlands

May 15, 2014

(d) Changes in Internal Control Over Financial Reporting

Except for the remediation efforts relating to the material weaknesses around the effectiveness of internal controls over financial reporting regarding procurement, accounting for fixed assets and in respect of the oversight of the CIS business unit and individual countries therein by headquarters personnel, as described above, there have been no changes in our internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

The supervisory board has determined that Dr. Hans-Peter Kohlhammer, a member of our audit committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Dr. Kohlhammer is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Dr. Kohlhammer’s experience, please see “Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management—Supervisory Board—Dr. Hans-Peter Kohlhammer.”

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

Ernst & Young Accountants LLP have served as our independent public accountants for the fiscal years ended December 31, 2013 and 2012, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Accountants LLP and their affiliates in 2013 and 2012.

	Year ended December 31,
	2013		2012
	(In millions)
Audit Fees	US$	14.0	US$	15.3
Audit-Related Fees	US$	0.5	US$	0.5
Tax Fees	US$	0.0	US$	0.0
All Other Fees	US$	0.3	US$	1.0
Total	US$	14.8	US$	16.8

Audit Services

Audit services mainly consisted of the audit of the consolidated financial statements as of and for the years ended December 31, 2013 and 2012, the review of quarterly consolidated financial statements and services provided in connection with regulatory and statutory filings, including comfort letters, consents and Sarbanes-Oxley Section 404 attestation services.

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

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required the company to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, the company’s audit committee pre-approves the engagement terms and fees of Ernst & Young Accountants LLP and its affiliates for audit and non-audit services, including tax services. The company’s audit committee pre-approved the engagement terms and fees of Ernst & Young Accountants LLP and its affiliates for all services performed for the fiscal year ended December 31, 2013.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.	Change in Registrant’s Certifying Accountant

At a meeting held on December 17, 2013, the Audit Committee of the Company’s Supervisory Board recommended to the Supervisory Board that the Supervisory Board propose to VimpelCom’s shareholders the engagement of PricewaterhouseCoopers Accountants N.V. (“PwC”) as its independent registered public accounting firm for the fiscal year ending December 31, 2014. At the same meeting, the Company’s Supervisory Board decided to ask Ernst & Young Accountants LLP (“EY”) to resign as independent registered public accounting firm of VimpelCom. The proposal for PwC to replace EY, will be put to the shareholders at the next Annual General Meeting of Shareholders and if agreed by the shareholders will be effective from the date of the meeting.

In connection with the audits of the Company’s financial statements for each of the two fiscal years ended December 31, 2013 and in the subsequent interim period through May 15, 2014, there were no disagreements with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of EY would have caused EY to make reference to the matter in their report.

The report of EY on the Company’s financial statements for the year ended December 31, 2012 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audit of the Company’s financial statements for the year ended December 31, 2013, material weaknesses were identified related to the Company’s procurement process, capitalization of fixed assets and oversight of the CIS business unit and individual countries therein by headquarters personnel.

The Company has requested EY to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated May 15, 2014 is filed as Exhibit 15.2 to this Form 20-F.

ITEM 16G.	Corporate Governance

We comply with the corporate governance rules applicable to foreign private issuers listed on the NASDAQ Stock Market. In accordance with NASDAQ listing rule 5615(a)(3)(B), the following is a summary of the significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ listing rules.

We are permitted to follow “home country practice” in Bermuda in lieu of the provisions of NASDAQ’s corporate governance rules, except that we are required to: (1) have a qualifying audit committee under NASDAQ listing rule 5605(c)(3); (2) ensure that our audit committee’s members meet the independence requirement under NASDAQ listing rule 5605(c)(2)(A)(ii); and (3) comply with the voting rights requirements under NASDAQ listing rule 5640.

Director Independence

NASDAQ listing rule 5605(b)(1) provides that each U.S. company listed on NASDAQ must have a majority of independent directors, as defined in the NASDAQ rules. Bermuda corporate law does not require that we have a majority of independent directors. We do not currently have a majority of independent directors, as defined in the NASDAQ rules.

Executive Sessions

The NASDAQ listing rules require that the independent directors, as defined in the NASDAQ rules, of a U.S. company listed on NASDAQ meet at regularly scheduled executive sessions at which only such independent directors are present. Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement and our internal corporate governance rules and procedures do not currently require independent directors to meet at regularly scheduled executive sessions.

Our board does not, however, include any members of our management, and, from time to time, the board has requested that management not be present for portions of board meetings in order to allow the board to serve as a more effective check on management.

Independent Director Oversight of Director Nominations

The NASDAQ rules require that director nominees of U.S. listed companies are selected, or recommended for the board’s selection, either by (1) a majority of the board’s independent directors, as defined in the NASDAQ rules, in a vote in which only such independent directors participate or (2) a nominations committee composed solely of independent directors, as defined in the NASDAQ rules. Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement regarding independent director oversight of director nominations. Our nominating and corporate governance committee is responsible for identifying and selecting candidates to serve as directors, but it is not composed solely of independent directors, as defined in the NASDAQ rules.

Compensation Committee

The NASDAQ rules require that U.S. listed companies have a compensation committee with at least two members and composed entirely of independent directors, as defined in the NASDAQ rules. In addition, the NASDAQ rules require a U.S. listed company’s compensation committee to have a charter that meets the requirements of rule 5605(d)(1) and the responsibilities and authorities listed in rule 5605(d)(3). Bermuda corporate law does not impose any such requirements on our company. As a foreign private issuer, we are exempt from complying with the NASDAQ requirements described in this paragraph. However, our supervisory board has established a compensation committee, which currently comprises three directors and acts in an advisory capacity to our supervisory board with respect to compensation issues. The compensation committee is responsible for approving the compensation of the directors, officers and employees of VimpelCom and its subsidiaries, our employee benefit plans, any equity compensation plans of VimpelCom and its subsidiaries, and any contract relating to a director, officer or shareholder of our company or any of our subsidiaries or their respective family members or affiliates.

We do not have a compensation committee composed solely of independent directors (as defined under the NASDAQ listing rules) because our internal corporate governance rules do not require us to have independent directors (as defined under NASDAQ rules). We believe the structure and responsibilities of our compensation committee are adequate to ensure that appropriate incentives are in place for our officers and employees, and the current members of our compensation committee are not officers or employees of our company.

Audit Committee

The NASDAQ rules require that U.S. listed companies have an audit committee composed of at least three members, each of whom is an independent director, as defined in the NASDAQ rules. Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement to have an audit committee with at least three members, each of whom is an independent director, as defined in the NASDAQ rules. However, our audit committee currently comprises three directors, all of whom meet the criteria for independence set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The audit committee is responsible for, among other things, the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors.

Equity Compensation Plans

The NASDAQ rules require that listed companies give shareholders an opportunity to vote on all stock option or other equity compensation plans and material amendments thereto (with specific exceptions). Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement, and no equity compensation plans have been submitted for approval by our shareholders.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of this Item.

ITEM 18.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

OF VIMPELCOM LTD.

ITEM 19.	Exhibits

List of Exhibits.

Exhibit No.	Description
1.1	Bye-laws of VimpelCom Ltd. adopted on April 20, 2010 and Amended and Restated on September 25, 2013. *

2.1	Form of Deposit Agreement (common shares) between VimpelCom Ltd. and The Bank of New York Mellon, as depositary.**

2.2	Agreement to furnish instruments relating to long-term debt.†

2.3	Registration Rights Agreement, dated as October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS.***

2.4	Assignment, Assumption and Amendment Agreement to the Registration Rights Agreement, dated as of November 27, 2013, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS, Telenor East Invest AS and Telenor East Holding II AS.****

2.5	Indenture, dated as of April 23, 2014, by and among Wind Acquisition Finance S.A., WIND Telecomunicazioni S.p.A., BNY Mellon Corporate Trustee Services Limited, The Bank of New York Mellon, London Branch, The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A.†

4.1	Form of Indemnification Agreement.+

4.2	Executive Investment Plan.++

4.3	Director Investment Plan.+++

8.	List of Subsidiaries.†

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.†

15.1	Consent of Ernst & Young Accountants LLP.†

15.2	Letter from Ernst & Young Accountants LLP on Item 16 F.†

*	Incorporated by reference to Exhibit 99.2 of the Report of Foreign Private Issuer on Form 6-K of VimpelCom Ltd., filed on September 27, 2013.
**	Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (Registration No. 333-164770) of VimpelCom Ltd., filed on February 8, 2010.
***	Incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (Registration No. 333-164770) of VimpelCom Ltd., filed February 8, 2010.
****	Incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Telenor East Holding II AS on December 5, 2013
+	Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of VimpelCom Ltd. for the fiscal year ended December 31, 2010, filed on June 30, 2011.
++	Incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 (Registration No. 333-180368) of VimpelCom Ltd., filed on March 27, 2012.
+++	Incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 (Registration No. 333-183294) of VimpelCom Ltd., filed on August 14, 2012.
†	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

VIMPELCOM LTD.

By:	/s/ Jo Lunder
Name:	Jo Lunder
Title:	Chief Executive Officer

Date:	May 15, 2014

VimpelCom Ltd.

Consolidated financial statements

Years ended December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of VimpelCom Ltd.

We have audited the accompanying consolidated statements of financial position of VimpelCom Ltd. as of December 31, 2013 and 2012, and the related consolidated income statements, and statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of VimpelCom Ltd.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VimpelCom Ltd. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 3 to VimpelCom Ltd.’s consolidated financial statements, on January 1, 2013, VimpelCom Ltd. adopted International Financial Reporting Standard 11 Joint Arrangements on a modified retrospective basis resulting in a revision of the December 31, 2012 consolidated statement of financial position and income statement.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VimpelCom Ltd.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 15, 2014 expressed an adverse opinion thereon.

/s/ Ernst & Young Accountants LLP

Amsterdam, The Netherlands

May 15, 2014

VimpelCom Ltd.

Consolidated income statements

for the years ended 31 December 2013, 2012 and 2011

		Years ended 31 December
	Note	2013	2012*	2011
(In millions of US dollars, except per share amounts)
Service revenue		21,529	22,122	19,579
Sale of equipment and accessories		725	677	516
Other revenue	8	292	262	167

Total operating revenue	7	22,546	23,061	20,262

Operating expenses
Service costs		5,133	5,439	4,962
Cost of equipment and accessories		780	693	663
Selling, general and administrative expenses	9	8,373	7,161	6,381
Depreciation	15	3,050	2,926	2,726
Amortization	16	1,791	2,080	2,059
Impairment losses	10	2,973	386	527
Loss on disposals of non-current assets	18	100	205	90

Total operating expenses		22,200	18,890	17,408

Operating profit		346	4,171	2,854

Finance costs		2,150	2,029	1,587
Finance income		(91)	(154)	(120)
Other non-operating losses/(gains)	11	172	75	308

Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	12	159	9	35
Net foreign exchange (gain)/loss		(20)	(70)	190

Profit/(loss) before tax		(2,024)	2,282	854

Income tax expense	13	2,064	906	585

Profit/(loss) for the year		(4,088)	1,376	269

Attributable to:
The owners of the parent		(2,625)	1,539	543
Non-controlling interest		(1,463)	(163)	(274)

		(4,088)	1,376	269

Earnings per share

Basic, profit / (loss) for the year attributable to ordinary equity holders of the parent	14	$(1,53)	$0,95	$0,36

Diluted, profit / (loss) for the year attributable to ordinary equity holders of the parent	14	$(1,53)	$0,95	$0,36

The accompanying notes are an integral part of these consolidated financial statements.

*	2012 amounts were adjusted to reflect the adoption of IFRS 11 Joint Arrangements on 1 January 2013, as described in Note 3. These adjustments did not impact 2011, which remains comparable.

VimpelCom Ltd.

Consolidated statements of comprehensive income

for the years ended 31 December 2013, 2012 and 2011

		Year ended 31 December
	Note	2013	2012*	2011
(In millions of US dollars)
Profit /(loss) for the year		(4,088)	1,376	269

Other comprehensive income to be reclassified to profit or loss in subsequent periods

Share of foreign currency translation of associates and joint ventures accounted for using the equity method (net of tax in 2013 of USD nil, 2012 of USD nil and 2011 of USD nil)		(15)	17	(65)

Net movement on cash flow hedges (net of tax in 2013 of USD 10, 2012 of USD 15 and 2011 of USD 22)	17	100	(76)	(279)
Foreign currency translation		(550)	(63)	(703)

Reclassification of accumulated foreign currency translation on translation for equity interest in acquiree in business combination achieved in stages (net of tax in 2013 of USD nil, 2012 of USD nil and 2011 of USD nil)	6	—	—	43

Other comprehensive loss for the year, net of tax		(465)	(122)	(1,004)

Total comprehensive income / (loss) for the year, net of tax		(4,553)	1,254	(735)

Attributable to:

The owners of the parent		(3,156)	1,519	(336)
Non-controlling interests		(1,397)	(265)	(399)

		(4,553)	1,254	(735)

The accompanying notes are an integral part of these consolidated financial statements.

*	2012 amounts were adjusted to reflect the adoption of IFRS 11 Joint Arrangements on 1 January 2013, as described in Note 3. These adjustments did not impact 2011, which remains comparable.

VimpelCom Ltd.

Consolidated statements of financial position

As of 31 December 2013 and 2012

	Note	2013	2012*
(In millions of US dollars)
Assets
Non-current assets
Property and equipment	15	15,493	15,666
Intangible assets	16	9,837	10,601
Goodwill	10	14,709	16,964
Investments in associates and joint ventures	12	449	545
Deferred tax assets	13	294	312
Other financial assets	17	262	1,091
Non-current income tax assets	13	52	—
Other non-financial assets	18	18	18

Total non-current assets		41,114	45,197

Current assets
Inventories	19	192	167
Trade and other receivables	17, 20	2,280	2,495
Other non-financial assets	18	790	1,290
Current income tax asset	13	335	292
Other financial assets	17	440	270
Cash and cash equivalents	21	4,454	4,949

Total current assets		8,491	9,463

Assets classified as held for sale	6	142	77

Total assets		49,747	54,737

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	22,23,24	9,733	14,246
Non-controlling interests		(655)	503

Total equity		9,078	14,749

Non-current liabilities
Financial liabilities	17	26,802	25,693
Provisions	25	417	548
Other non-financial liabilities	18	433	410
Deferred tax liability	13	1,641	1,416

Total non-current liabilities		29,293	28,067

Current liabilities
Trade and other payables	17	4,733	4,585
Dividends payable	23	—	1,274
Other non-financial liabilities	18	2,101	2,243
Other financial liabilities	17	2,426	3,388
Current income tax payable	13	166	202
Provisions	25	1,880	192

Total current liabilities		11,306	11,884

Liabilities associated with assets held for sale	6	70	37

Total equity and liabilities		49,747	54,737

The accompanying notes are an integral part of these consolidated financial statements.

*	Adjusted to reflect the adoption of IFRS 11 Joint Arrangements on 1 January 2013, as described in Note 3.

VimpelCom Ltd.

Consolidated statements of changes in equity

for the years ended 31 December 2013, 2012 and 2011

(In millions of US dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Treasury shares	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interest	Total equity
As of 1 January 2011		1,292,050,700	1	6,557	(216)	(38)	4,582	(467)	10,421	(9)	10,412

Profit for the period			—	—	—	—	543	—	543	(274)	269
Total other comprehensive income			—	—	—	(276)		(603)	(879)	(125)	(1,004)

Total comprehensive income			—	—	—	(276)	543	(603)	(336)	(399)	(735)

Dividends			—	—	—	—	(1,216)	—	(1,216)	—	(1,216)
Issuance of shares	1	325,639,827	1	4,988	—	—	—	—	4,989	—	4,989
Non-controlling interest arising on a business combination	6		—	—	—	(13)	—	—	(13)	2,124	2,111
Restructuring of shareholding in consolidated subsidiaries	6		—	—	—	268	—	(5)	263	(37)	226
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control			—	—	—	(54)	—	—	(54)	(49)	(103)
Effect of deconsolidation OTH spin-off assets	6		—	—	—		—	—	—	(765)	(765)
Share-based compensation	24		—	—	—	(17)	—	—	(17)	—	(17)
Other		430,000			3	(3)
As of 31 December 2011		1,618,120,527	2	11,545	(213)	(133)	3,909	(1,073)	14,037	865	14,902

The accompanying notes are an integral part of these consolidated financial statements.

*	Adjusted to reflect the adoption of IFRS 11 Joint Arrangements on 1 January 2013, as described in Note 3.

VimpelCom Ltd.

Consolidated statements of changes in equity (continued)

(In millions of US dollars)	Note	Number of shares	Issued capital	Capital Surplus	Treasury shares	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non-controlling interest	Total equity
As of 1 January 2012		1,618,120,527	2	11,545	(213)	(133)	3,909	(1,073)	14,037	865	14,902

Profit for the period*			—	—	—	—	1,539	—	1,539	(163)	1,376
Total other comprehensive income /(loss)*			—	—	—	(76)	—	56	(20)	(102)	(122)

Total comprehensive income			—	—	—	(76)	1,539	56	1,519	(265)	1,254

Dividends			—	—	—	—	(1,295)	—	(1,295)	(26)	(1,321)
Acquisitions			—	(10)	—	—	—	—	(10)	1	(9)
Divestments				—	—	—	—	—	—	(42)	(42)
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control			—	—	—	(12)	—	(5)	(17)	(34)	(51)
Other changes		1,082,151	—	1	9	—	—	2	12	4	16
As of 31 December 2012*		1,619,202,678	2	11,536	(204)	(221)	4,153	(1,020)	14,246	503	14,749

(In millions of US dollars)	Note	Number of shares	Issued capital	Capital Surplus	Treasury shares	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non-controlling interest	Total equity
As of 1 January 2013*		1,619,202,678	2	11,536	(204)	(221)	4,153	(1,020)	14,246	503	14,749

Profit/(loss) for the period			—	—	—	—	(2,625)	—	(2,625)	(1,463)	(4,088)
Total other comprehensive income /(loss)			—	—	—	100	12	(643)	(531)	66	(465)

Total comprehensive income /(loss)			—	—	—	100	(2,613)	(643)	(3,156)	(1,397)	(4,553)

Preferred shares conversion		128,532,000	—	1,392	—	—	—	—	1,392	—	1,392
Dividends			—	—	—	—	(2,780)		(2,780)	—	(2,780)
Acquisitions	6		—	(7)	—	(12)	(21)		(40)	53	13
Divestments	6		—	—	—	—	(25)	—	(25)	25	—
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control	17		—	—	—	91	—	(10)	81	161	242
Other changes		509,061	—	9	6		—		15		15
As of 31 December 2013		1,748,243,739	2	12,930	(198)	(42)	(1,286)	(1,673)	9,733	(655)	9,078

The accompanying notes are an integral part of these consolidated financial statements.

*	Adjusted to reflect the adoption of IFRS 11 Joint Arrangements on 1 January 2013, as described in Note 3.

VimpelCom Ltd.

(Amounts presented are in millions of US dollars unless otherwise indicated)

Consolidated statements of cash flows

For the years ended 31 December 2013, 2012 and 2011

(In millions of US dollars)	Note	2013	2012*	2011
Operating activities
Profit/(loss) for the year		(4,088)	1,376	269
Income tax expense	13	2,064	906	585

Profit/(loss) before tax		(2,024)	2,282	854

Non-cash adjustment to reconcile profit/(loss) before tax to net cash flows from operating activities:
Depreciation	15	3,050	2,926	2,726
Amortization	16	1,791	2,080	2,059
Impairment losses	10	2,973	386	527
Loss on disposals of non-current assets		100	205	90
Finance income		(91)	(154)	(120)
Finance costs		2,150	2,029	1,587
Other non-operating losses/(gains)	11	172	75	308
Net foreign exchange (gain)/ loss		(20)	(70)	190
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	12	159	9	35
Movements in provisions and pensions		1,463	36	(26)

Operating profit before working capital adjustments		9,723	9,804	8,230
Working capital adjustments:

Change in trade and other receivables and prepayments		270	10	(176)
Change in inventories		(44)	14	(69)
Change in trade and other payables		(286)	421	332

		(60)	445	87

Interest paid		(2,084)	(2,144)	(1,528)
Interest received		37	383	106
Income tax paid		(1,265)	(1,231)	(790)

Net cash flows from operating activities		6,351	7,257	6,106

Investing activities

Proceeds from sale of property, plant and equipment and intangible assets		40	42	34

Purchase of property, plant and equipment and intangible assets		(3,955)	(3,886)	(6,260)
Loans granted to Associates, net of repayments		(118)	(189)	(118)

Change in short-term deposits	17	(316)	107	212
Disposal of subsidiaries, net of cash disposed		83	(75)	—

Acquisition of subsidiaries, net of cash acquired		2	—	(838)
Other		51	(7)	25

Net cash flows used in investing activities		(4,213)	(4,008)	(6,945)

Financing activities
Proceeds from borrowings, net of fees paid		5,587	3,094	10,389
Repayment of borrowings		(5,487)	(3,650)	(6,581)
Dividends paid to equity holders of the parent		(4,055)	—	(1,216)
Dividends paid to non-controlling interests		—	(26)	(13)
Proceeds from issuance of share capital		1,392	—	—
Other		(12)	(5)	4

Net cash flows used in/ from financing activities		(2,575)	(587)	2,583

Net increase/(decrease) in cash and cash equivalents		(437)	2,662	1,744
Net foreign exchange difference		(58)	(38)	(304)

Cash and cash equivalents at beginning of period	21	4,949	2,325	885

Cash and cash equivalents at end of period**	21	4,454	4,949	2,325

The accompanying notes are an integral part of these consolidated financial statements.

*	Adjusted to reflect the adoption of IFRS 11 Joint Arrangements on 1 January 2013, as described in Note 3.
**	The cash balances as of 31 December 2013 in Algeria of USD 2,651 (2012: 1,856) and Uzbekistan of USD 256 (2012: USD 105) are restricted due to local government or central bank regulations.

Notes to consolidated financial statements

1 General information

VimpelCom Ltd. (“VimpelCom”, the “Company”, and together with its consolidated subsidiaries the “Group” or “we”) was incorporated in Bermuda on 5 June 2009.The registered office of VimpelCom Ltd. is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VimpelCom Ltd.’s headquarters and principal place of business are located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.

The consolidated financial statements are presented in United States dollars (“U.S. dollar” or USD). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (‘ADS’)) amounts and as otherwise indicated.

VimpelCom delisted its ADSs from the New York Stock Exchange and commenced trading its ADSs on the NASDAQ Stock Market on 10 September 2013.

VimpelCom earns revenue by providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. As of 31 December 2013, the Company operated telecommunications services in Russia, Italy, Algeria, Kazakhstan, Ukraine, Pakistan, Bangladesh, Armenia, Tajikistan, Uzbekistan, Georgia, Kyrgyzstan, Central African Republic and Burundi. The operations in Central African Republic and Burundi are intended for disposal, which is reflected in the Held for Sale classification as explained in Note 6. The Company also holds equity shareholdings in companies operating in Canada and Zimbabwe.

The consolidated financial statements of the Company for the year ended 31 December 2013 were authorized for issue in accordance with a resolution of the Audit Committee of the Supervisory Board on 15 May 2014, acting under authority delegated to the Audit Committee from the Supervisory Board on 15 May 2014.

During the year ended 31 December 2013, the Group recorded significant impairments for the cash generating units (“CGU”) Ukraine and Canada (Note 10). Also, subsequent to year-end, the Company signed a Share Purchase Agreement (“SPA”) to sell a non-controlling 51% stake in Orascom Telecom Algérie S.p.A. (“OTA”), resulting in material charges to the Company’s results of operations for 2013. And also subsequent to year-end, the Company disclosed that the SEC, DOJ and the Dutch public prosecutor’s office are conducting investigations related to the Company. The investigations by these authorities appear to be concerned with the Company’s operations in Uzbekistan. See Notes 27 and 28 for further information regarding these events.

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

3 Significant accounting policies

New accounting pronouncements adopted by the Company in 2013

VimpelCom adopts new IFRSs by following the transitional requirements of each new standard.

The following new IFRS has been adopted by VimpelCom as of 1 January 2013 and had a material impact on the Group’s financial position or financial performance:

•

IFRS 11 Joint Arrangements. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

The restatement of 2012 numbers as a result of IFRS 11 adoption is due to the following: in Q4 2012, following the requirements of IAS 28 Investments in Associates and Joint Ventures, VimpelCom was required to re-measure its 49.9% stake in Euroset to fair value due to the creation of a 50-50 joint venture with Lefbord Investments Limited, a company owned by OJSC MegaFon, one of our competitors in Russia, and its affiliate Garsdale Services Investment Ltd (together “Megafon”). The re-measurement in Q4 2012 resulted in a gain of USD 606, which was comprised of the fair value re-measurement of USD 623, offset by the related accumulated translation difference of USD 17. Under IFRS 11, despite the fact that the nature of the investment has changed (i.e. from an investment in associate to a joint venture), there is no re-measurement of the retained shareholding. Consequently, in 2013, the Company has adjusted the statement of financial position for 31 December 2012 to reverse the gain previously recognized via a decrease to the value of the investment in Euroset by USD 623 (Investments in associates and joint ventures) and a corresponding adjustment to retained earnings, and a reclassification within equity of the translation difference of USD 17 from retained earnings to foreign currency translation. Since there was no impact on the opening balances 2012, no third balance sheet has been presented. Also, the amounts in the Consolidated income statement 2011 and in the Consolidated statements of comprehensive income 2011 were not affected and did not need to be restated.

•

IAS 36 Recoverable Amount Disclosures for Non-Financial Assets — Amendments to IAS 36. Effective for annual periods beginning on or after 1 January 2014. The amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period. The Group has early adopted these amendments to IAS 36 in the current period. Accordingly, these amendments have been considered while making disclosures for impairment of non-financial assets in Note 10. These amendments will continue to be considered for future disclosures.

The following new or revised IFRSs have been adopted by VimpelCom as of 1 January 2013 but had no material impact on the Group’s financial position or financial performance:

•

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1. The amendments to IAS 1 change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affected presentation only and had no impact on the Group’s financial position or reported performance.

•

IAS 19 Employee Benefits (Revised). This standard contains numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor approach and the concept of expected returns on plan assets to simple clarifications and re-wording. The amended standard will impact the net benefit expense, as the new standard requires that the expected return on plan assets will be calculated using the same interest rate as applied for the purpose of discounting the benefit obligation. The changes did not materially impact the Group’s financial position or reported performance, as the Company has no material defined benefit obligations.

•

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011). As a consequence of the new IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures, in addition to associates. The Group’s application of the equity method did not change as a result of this amendment and therefore this standard had no impact on the Group’s financial position or reported performance.

•

IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7. These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. The amendment had no impact on the Group’s financial position or result of operations.

•

IFRS 10 Consolidated Financial Statements. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities and defines that control is an investor’s ability to use its power over another entity, to affect the variable returns derived from its involvement with that entity. The changes introduced by IFRS 10 require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by VimpelCom, compared with the requirements that were in IAS 27. IFRS 10 had no impact on the Group’s financial position or reported performance.

•

IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities and are included in the accompanying consolidated financial statements in Notes 2 and 12.

•

IFRS 13 Fair Value Measurement. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The new standard had no material impact on how VimpelCom measures fair value or on the resulting fair value amounts included in these consolidated financial statements.

New accounting pronouncements not yet adopted by the Company

The following are the standards that are issued, but not yet effective, up to the date of the issuance of the Group’s financial statements, and which have not been early adopted by the Company:

•

IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32. These amendments permit financial assets and liabilities to be offset against each other for balance sheet presentation only where a currently existing, legally enforceable, unconditional right of offset applies to all counterparties of the financial instruments in all situations, including both normal operations and insolvency. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments become effective for annual periods beginning on or after 1 January 2014. We are currently evaluating the potential change to the presentation of the financial statements, but this standard is not expected to impact the Group’s reported performance or financial position.

•

IFRIC 21 Levies (IFRIC 21). IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014. The Group does not expect that IFRIC 21 will have material financial impact on the future financial statements.

•

IFRS 9 Financial Instruments: Classification and Measurement. IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015. In November 2013 it was decided that a new mandatory effective date for IFRS 9 will be determined by the IASB when IFRS 9 is closer to completion. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

•

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after 1 January 2014. The Group has not novated its derivatives during the current period. However, these amendments would be considered for future novations.

Future changes in IFRS

IFRSs are undergoing a process of revision, with a view to increasing harmonization of accounting rules internationally. Proposals to issue new or revised IFRSs, as yet unpublished, on financial instruments, revenue recognition, leases and other topics may change standards and may therefore effect the accounting policies applied by VimpelCom in future periods.

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

Investment in associates and joint ventures

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee without control or joint control over those policies, and significant influence is assumed if the Group holds, directly or indirectly, 20 percent or more but less than 50 percent of the voting power of the investee, unless it can be clearly demonstrated that it does not have significant influence. The Group has interests in joint ventures as a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are incorporated in the financial statements of the Group using the equity method of accounting. Under the equity method, the investment in associate or joint venture is initially recognized at cost and is adjusted in subsequent periods for the post acquisition changes in the Group’s share of the net assets of the associate or joint venture less any impairment in the value of the investment. Losses of an associate or joint venture in excess of the Groups’ interest in that associate are recognized only to the extent that the Group has incurred a legal or constructive obligation or made payments on behalf of the associate or joint venture.

Goodwill upon acquisition is recorded as part of the investment value.

Financial statements of associates or joint ventures are prepared for the same reporting period as the Group. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

Upon loss of significant influence, the Group measures and recognises its remaining investment in an associate at its fair value unless the investment should be accounted for as a joint venture, i.e. equity method of accounting. Any difference between the carrying amount of the retained interest and the fair value thereof and any proceeds from a disposal is recognised in profit or loss.

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

Upon consolidation, the assets and liabilities of foreign operations are translated into US dollars at the rate of exchange prevailing at the reporting date and their income statements are translated at the weighted average exchange rate for the period. The exchange rate differences arising on consolidation translation are recognized in other comprehensive income. On disposal or loss of control of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in profit and loss as part of the gain or loss on disposal.

Revenue recognition

VimpelCom generates revenue from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. Products and services may be sold separately or in bundled packages.

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

Wireless services

Service revenue include revenue from airtime charges from contract and prepaid customers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). VAS includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services. The content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers and gross when the Company acts as the primary obligor of the transaction. More specifically, the accounting for revenue sharing agreements and delivery of content depends on the analysis of the facts and circumstances surrounding these transactions, which will determine if the revenue is recognised gross or net.

VimpelCom charges customers a fixed monthly fee for the use of certain services. Such fees are recognized as revenue in the respective month.

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

Sales of equipment

Revenue from mobile equipment sales, such as handsets, are recognized in the period in which the equipment is sold to either a network customer or, if sold via an intermediary, when the significant risks and rewards associated with the device have passed to the intermediary and the intermediary has no general right of return or if a right of return exists, when such right has expired.

Interconnect and roaming revenue

Interconnect revenue (transit traffic) is generated when the Group receives traffic from mobile or fixed customers of other operators and that traffic terminates on VimpelCom’s network. Revenue is recognized on a gross or net basis depending on the amount of control over the traffic routing and hence exposure to risks and rewards.

The Group recognizes mobile usage and roaming service revenue based on minutes of traffic processed or contracted fee schedules when the services are rendered. Roaming revenue include both revenue from VimpelCom customers who roam outside of their home country network and revenue from other wireless carriers for roaming by their customers on VimpelCom’s network. Revenue due from foreign carriers for international roaming calls are recognized in the period in which the call occurs.

Fixed-line services

Revenue from traditional voice services and other service contracts is accounted for when the services are provided. Revenue from Internet services is measured primarily by monthly fees and internet-traffic volume which has not been included in monthly fees. Payments from customers for fixed-line equipment are not recognized as revenue until installation and testing of such equipment are completed and the equipment is accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenue are recorded gross or net depending on the contractual arrangements with the end-users.

Connection fees

VimpelCom defers upfront telecommunications connection fees. The deferral of revenue is recognized over the estimated average customer life or the minimum contractual term, whichever is shorter. The Company also defers direct incremental costs related to connection fees for fixed line customers, in an amount not exceeding the revenue deferred.

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

Dealer commissions

Dealer commissions are expensed as customer acquisition costs when the services are provided, which is ratably throughout the contract period.

If dealer commission meet the definition of an asset, they are capitalised as part of intangible assets.

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

Deferred tax assets and liabilities are generally recognized for all taxable temporary differences, except to the extent that they arise from:

a)	the initial recognition of non-tax deductible goodwill; or

b)	the initial recognition of an asset or liability in a transaction which:

•	is not a business combination; and

•	at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets are also recognized for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profits will be available to offset unused tax losses and unused tax credits. The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in probability that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted by the end of the reporting period.

Deferred tax is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures except where the timing of the reversal of the temporary difference can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Property and equipment

Property and equipment (“P&E”) are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

The costs of an item of P&E include:

•	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates;

•

any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. This includes capitalizing the internal labour cost of technical departments involved in the network development, and when applicable the borrowing costs under IAS 23 “Borrowing Costs”;

•	initial cost estimations of dismantling and removing the item and restoring the site to which it is located, with an equal obligation recognized;

•	costs of installation and assembly of a connection line between the client and the Company’s network;

•	costs of site preparation, e.g. creating a foundation for the installation of connections; and

•	professional fees, e.g. for engineers.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

• Telecommunication equipment	3 – 20 years
• Buildings and constructions	10 – 50 years
• Office and measuring equipment	3 – 10 years
• Other equipment	3 – 10 years

Equipment acquired under a finance lease arrangement is depreciated on a straight-line basis over its estimated useful life or the lease term, whichever is shorter.

Assets in the course of construction are carried out at cost, less any recognised impairment losses. Depreciation of these assets commences when the assets are ready for their intended use.

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

Rental expenses

Rental expenses related to the land where network equipment is located are expensed, unless amounts charged under operating leases during the construction period of the network are ‘directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management’.

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

Intangible assets with a finite useful life are amortized over the assigned life on a systematic basis starting from the date the asset is ready for use. The amortization method reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The useful lives for licenses and other significant intangibles depend on the terms of the license or other agreements. If that pattern cannot be determined reliably, the straight-line method is used. For intangible assets associated with customer relationships, the Company uses a declining balance amortization pattern based on the value contribution brought by customers. For other intangible assets, the straight-line method is used. The amortization charge for each period is recognized in profit or loss. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least annually.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement (‘Loss on disposals of non-current asset’) when the asset is derecognized.

Goodwill

Goodwill is recognized for the future economic benefits arising from net assets acquired that are not individually identified and separately recognised. Goodwill is the difference between the considerations transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the non-controlling interest is measured at its fair value, goodwill includes amounts attributable to the non-controlling interest. If the non-controlling interest is measured at its proportionate share of identifiable net assets, goodwill includes only amounts attributable to VimpelCom.

Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortization but is tested for impairment annually as of October 1 and as necessary when circumstances indicate that the carrying value may be impaired. Goodwill impairment is identified by assessing the recoverable amount, being the higher of Value in Use and Fair Value less Cost of Disposal, of each CGU (or group of CGUs) as more fully described below. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized for the difference. Impairment losses relating to goodwill cannot be reversed in future periods.

Impairment of assets

Property and equipment, intangible assets and investments in associates and joint ventures are tested for impairment in accordance with IAS 36 ‘Impairment of Assets’, unless classified as held for sale. Pursuant to IAS 36, the Company assesses, at the end of each reporting period, whether there are any indicators that an asset may be impaired. If there are such indicators, the Company estimates the recoverable amount of the asset. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Unless otherwise disclosed, recoverable amount represents value in use.

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

For assets other than goodwill, an assessment is made at each reporting date whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement in the same line item where impairment was originally recorded unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Financial instruments

Derivative financial instruments and hedge accounting

The Company uses derivative instruments such as forwards, interest rate swaps and forward rate agreements, futures, options and others in line with its Risk Management guidelines. The Company does not enter into any derivative instruments for trading or speculative purposes. Such derivative instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

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

Fair values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management determines fair value based on a hypothetical transaction that would take place in the principal market or, in its absence, the most advantageous market. The principal market is the market with the greatest volume and level of activity for the asset or liability. The most advantageous market is the market that maximises the amount that would be received to sell the asset or minimises the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

Fair value measurement is based on the assumptions of market participants (that is, it is not a Group-specific measurement). Market participants are buyers and sellers in the principal (or most advantageous) market for the asset or liability that are independent, knowledgeable, able and willing to transact in the asset or liability.

The fair value hierarchy ranks fair value measurements based on the type of inputs; it does not depend on the type of valuation techniques used:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3:	inputs are unobservable inputs for the asset or liability

Any put options granted to non-controlling interests give rise to a financial liability, which are measured at the present value of the redemption amount. Subsequently, the put option is measured in accordance with IAS 39.

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

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. In the case of litigation against VimpelCom, no provision is made when the legal procedures are at too early stage to estimate the outcome with any reliability.

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

Share-based payments

Certain of the Group’s employees are entitled to equity-settled share-based payments. These payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the grant date. The fair value determined at the grant date is recognized as a compensation expense, and as a corresponding increase in equity. Compensation expense is recorded on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. The income statement expense or credit for a period represents the movement in cumulative expense recognized as of the beginning and end of that period.

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

The Company also has share-based compensation in the form of cash settled stock appreciation rights (“SARs”) and Phantom plans which it offers to a selected group of directors and senior management. The cost of these instruments is recorded as a liability on the basis that settlement will be cash based. The cost of these share plans is re-measured based on fair value of the instruments on each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity-based compensation. Any changes in fair value at the date of settlement are recognized in the income statement.

4 Significant accounting judgments, estimates and assumptions

Accounting judgments

Accounting for investment in Globalive Investment Holding (“GIHC”)

As part of the Wind Telecom S.p.A. (“Wind Telecom”) acquisition in 2011, VimpelCom acquired Global Telecom Holding S.A.E’s (“GTH”) (former name Orascom Telecom Holding or “OTH”) investment in GIHC, which is the 100% parent company of Globalive Wireless Management Corporation (“GWMC”), a telecommunications operator in Canada. The two main shareholders of GIHC are GTH and AAL Holdings Corporation (“AAL”). As of 31 December 2013, GTH owns 32% of voting equity but 65% of total equity of GIHC, whereas AAL owns 67% of voting equity and 34% of total equity of GIHC (Note 28). VimpelCom has performed an analysis under IFRS 10 and, prior to the adoption of IFRS 10, using IAS 27, to assess whether the Company has control over GWMC. This assessment is considered a judgmental area. As a result of the analysis, the Company made a significant judgment that it does not have an ability to control the activities of GWMC’s since it does not control the actions of the Board of Directors of GWMC. The GWMC Board of Directors makes all significant decisions and is the main governing body to decide on day-to-day and strategic operational decisions of GWMC. As such VimpelCom does not consolidate GWMC (refer to Note 12).

Critical accounting estimates

A critical accounting estimate is an estimate that is both important to the presentation of the Group’s financial position and requires management’s most difficult, subjective or complex judgments, often as a result of the need to determine estimates and develop assumptions about the outcome of matters that are inherently uncertain. Management evaluates such estimates on an on-going basis, based upon historical results, historical experience, trends, consultations with experts, forecasts of the future, and other methods which management considers reasonable under the circumstances. Management considers the accounting estimates discussed below to be its critical accounting estimates, and, accordingly, provides an explanation of each.

Revenue Recognition

The Group’s revenue primarily consist of revenue from sale of services and periodic subscriptions. The Group offers customers, via MEAs (‘bundles’) or otherwise, a number of different services with different price plans, and provides discounts in various types and forms, often in connection with different campaigns, over the contractual or average customer relationship period. Determining the fair value of each deliverable can require complex estimates due to the nature of the goods and services provided. The Group also sells wholesale products to other operators and vendors in different countries and across borders. Management has to make estimates related to revenue recognition, relying to some extent, on information from other operators regarding values of services delivered. Management also makes estimates for the final outcome in instances where the other parties dispute the amounts charged. Furthermore, management has to estimate the average customer relationship for revenue that is initially recognised as deferred revenue in the statement of financial position and is thereafter recognised in the income statement over a future period, e.g. connection fees. Management also applies judgment in evaluating gross or net presentation of revenue and associated fees. In this case, among others, the main factor is whether the Company is considered as the primary obligor in the transactions.

Business combinations

We have entered into certain acquisitions in the past and may make additional acquisitions in the future. For the larger acquisitions, third-party valuation experts are engaged to assist in determining and allocating the fair values of the assets acquired and liabilities assumed. Our financial statements are impacted by the manner in which we allocate the purchase price in a business combination, as assets that are considered to be subject to depreciation will reduce future operating results, whereas goodwill and certain other intangible assets are of a non-amortizing nature, therefore there is no income statement impact. As part of our purchase price allocation, it is necessary to determine the purchase price paid, which includes the fair value of securities issued and an estimate for any contingent consideration.

After the purchase price is established, we allocate it to the underlying assets acquired and liabilities assumed. Therefore, assets and liabilities that are not originally reflected in the acquired entity need to be assessed and valued. This process requires significant judgment on our part as to what those assets and liabilities are and how they should be valued. Significant acquired intangible assets that have been recognised by the Group in connection with business combinations include customer bases, customer contracts, brands, licenses, service concession rights, roaming agreements and software. The significant tangible assets primarily include networks. The valuation of the individual assets, in particular intangible assets, such as customer intangibles, brands, and so forth requires us to make significant assumptions, including, among others, the expected future cash flows, the appropriate interest rate to value those cash flows and expected future customer churn rates. All of these factors, which are generally developed in conjunction with the guidance and input of professional valuation specialists, require judgment and estimates. A change in any of these estimates or judgments could change the amount of the purchase price to be allocated to the particular asset or liability. The resulting change in the purchase price allocation to a non-goodwill asset or liability has a direct impact on the residual amount of the purchase price that cannot be allocated, referred to as “goodwill.” See Note 6 for further information about significant business combinations.

Impairment of non-current assets

The Group has made significant investments in property and equipment, intangible assets, goodwill and other investments.

Pursuant to IAS 36, goodwill and other intangible assets with indefinite useful lives and intangible assets not yet brought into use must be tested for impairment annually or more often if indicators of impairment exist. Other assets are tested for impairment when circumstances indicate there may be a potential impairment.

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

A significant part of the Group’s operations is in countries with emerging markets. The political and economic situation in these countries may change rapidly and recession may potentially have a significant impact on these countries. On-going recessionary effects in the world economy, and increased macroeconomic risks, impact our assessment of cash flow forecasts and the discount rates applied.

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

See Note 10 for further information about the goodwill and other non-current assets impairment test.

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

Deferred tax assets and uncertain tax positions

Deferred tax assets are recognised to the extent that it is probable that the assets will be realised. Significant judgment is required to determine the amount that can be recognised and depends foremost on the expected timing, level of taxable profits, tax planning strategies and the existence of taxable temporary differences. The estimates relate primarily to losses carried forward in some of the Group’s foreign operations. When an entity has a history of recent losses the deferred tax asset arising from unused tax losses is recognised only to the extent that there is convincing evidence that sufficient future taxable profit will be generated. Estimated future taxable profit is not considered such evidence unless that entity has demonstrated the ability by generating significant taxable profit for this year or there are certain other events providing sufficient evidence of future taxable profit. New transactions and the introduction of new tax rules may also affect the judgments due to uncertainty concerning the interpretation of the rules and any transitional rules.

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

Provisions

The Group is subject to various legal proceedings, disputes and claims, including regulatory discussions related to the Group’s business, licenses, tax positions and investments and the outcomes are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded or to be recorded for a matter that has not been previously recorded because it was not considered probable.

For certain operations in emerging markets, the Group is involved in legal proceedings and regulatory discussions. Management’s estimates relating to legal proceedings and regulatory discussions in these countries involve a high level of uncertainty. See Note 25 and 27 for further information.

Events after the reporting period

The financial statements present, among other things, the Company’s financial position at the end of the reporting period. In certain circumstances, it is appropriate to adjust the financial statements for events that occurred subsequent to the end of the reporting period but prior to the date the financial statements are authorized for issue, where the events offer greater clarity concerning the conditions that existed at the end of the reporting period. Reported amounts in certain cases should be adjusted for ‘adjusting events’ that provide evidence of conditions that existed at the end of the reporting period, whereas in other cases (‘non-adjusting events’), the Company is not required to change reported amounts, but is required to disclose the nature of the non-adjusting events in the financial statements. Judgment is needed to distinguish between adjusting and non-adjusting events. Refer to Notes 27 and 28 for the subsequent events identified by the Company as requiring adjustment or disclosure by the Company.

5 Financial risk management

The Group’s principal financial liabilities, other than derivatives, comprise of loans and borrowings and trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group has loans given and other receivables, trade and other receivables, and cash and short-term deposits that derive directly from its operations. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes.

The Group is exposed to market risk, credit risk and liquidity risk.

The Company’s senior management oversees the management of these risks. The Company’s senior management is supported by the treasury department that advises on financial risks and the appropriate financial risk governance framework for the Company. The Financial Committee provides assurance to the Company’s senior management that the Group’s financial risk management activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Group policies and Group risk appetite. All derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The Group Executive Board of the Company reviews and agrees policies for managing each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: interest rate risk, currency risk, and credit risk. Financial instruments affected by market risk include loans and borrowings, deposits, and derivative financial instruments. The sensitivity analyses in the following sections relate to the position as of 31 December in 2013 and 2012. The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 December 2013 and 2012 respectively. The analyses exclude the impact of movements in market variables on the carrying value of pension and other post-retirement obligations (insignificant for the Group), provisions and on the non-financial assets and the translation risk of liabilities of foreign operations. The analyses of sensitivity with respect to the derivatives over non-controlling interests in subsidiaries are described in Note 17.

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

At 31 December 2013, after taking into account the effect of interest rate swaps, approximately 93% of the Company’s borrowings are at a fixed rate of interest (2012: 93%).

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on loans and borrowings, taking into account the related derivative financial instruments, and cash and cash equivalents and current deposits. With all other variables held constant, the Company’s profit before tax is affected through the impact on floating rate borrowings and cash and the Company’s equity is affected through the impact of a parallel shift of the yield curve on the fair value of derivatives to which cash flow hedge accounting is applied as follows:

	Increase/decrease in basis points	Effect on profit before tax	Effect on equity
2013
Euro	+100	(4)	234
US Dollar	+100	6	(205)
Algerian Dinar	+100	26	—
Bangladeshi Taka	+100	(3)	—
Uzbekistan Som	+100	3	—
Other currencies	+100	1	—

Euro	-100	4	(235)
US Dollar	-100	(6)	214
Algerian Dinar	-100	(26)	—
Bangladeshi Taka	-100	3	—
Uzbekistan Som	-100	(3)	—
Other currencies	-100	(1)	—

2012
Euro	+100	(3)	283
US Dollar	+100	15	(215)
Algerian Dinar	+100	18	—
Pakistani Rupee	+100	(3)	—
Other currencies	+100	4	—

Euro	-100	3	(296)
US Dollar	-100	(15)	226
Algerian Dinar	-100	(18)	—
Pakistani Rupee	-100	3	—
Other currencies	-100	(4)	—

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

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the RUB (‘Russian ruble’), EUR (‘EURO currency’), DZD (‘Algerian Dinar’) and BDT (‘Bangladeshi Taka’) exchange rates against the USD with all other variables held constant. The table shows the effect on the Company’s profit before tax (due to changes in the value of monetary assets and liabilities, including non-designated foreign currency derivatives) and equity (due to the effect on the cash flow hedge reserve). The Company’s exposure to foreign currency changes for all other currencies is not material.

	Change in foreign exchange rate	Effect on profit before tax	Effect on equity
2013	10% depreciation currencies against USD	(285)	141
	10% appreciation currencies against USD	313	(155)
2012	10% depreciation currencies against USD	(226)	183
	10% appreciation currencies against USD	244	(244)

The movement on the profit / (loss) before tax is a result of a change in the fair value of foreign currency derivative financial instruments not designated in a hedging relationship and monetary assets and liabilities denominated in currencies other than the functional currency of the entity. Although the derivatives have not been designated in a hedge relationship, they act as a commercial hedge and will partly offset the underlying transactions when they occur.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. See Note 21 for further information on restrictions on cash balances.

Trade accounts receivable consist of amounts due from customers for airtime usage and amounts due from dealers and customers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service GSM network. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from customers is mitigated as a result of 92% of its active customers being subscribed to a prepaid service as of 31 December 2013 (2012: 96%) and, accordingly, not giving rise to credit risk.

VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers. The Company also has receivables from other local and international operators from interconnect and roaming services provided to their customers, as well as receivables from customers using fixed-line services, such as business services, wholesale services and services to residents. Receivables from other operators for roaming services are settled through clearing houses which mitigates credit risk in this regard.

VimpelCom holds available cash in bank accounts, as well as other financial assets with financial institutions in countries where it operates. To manage credit risk associated with such asset holdings, VimpelCom allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the credit worthiness of the banks with which it holds assets. In respect of financial instruments used by the Company’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by reference to, amongst others, the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s and CDS spreads of that counterparty.

VAT is recoverable from tax authorities by offsetting it against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable.

VimpelCom issues advances to a variety of its vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors provide for equipment financing in respect of certain deliveries of equipment. VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

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

The Company’s maximum exposure to credit risk for the components of the statement of financial position at 31 December 2013 and 2012 is the carrying amounts as illustrated in Note 17.

Liquidity risk

The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, debentures, preference shares, financial and operating leases. The Company’s policy is that not more than 35% of borrowings should mature in a single year. 6% of the Company’s debt will mature in less than one year at 31 December 2013 (2012: 10%) based on the carrying value of bank loans, equipment financing and loans from others reflected in the financial statements. The Company assessed the concentration of risk with respect to refinancing its debt and concluded it to be low. Access to sources of funding is sufficiently available and the Company’s policy is to diversify the funding sources where possible. Refer to Note 28 for subsequent changes to the maturity schedule following the refinancing in Italy and other financing transactions.

At 31 December 2013, the Company has Revolving Credit Facilities and Vendor Financing Facilities of which the availability is maturing in the period from November through December 2014. The facilities are for the amounts of USD 995 (2012: USD 725), EUR 205 (2012: EUR 205) and RUB 15,000 (2012: RUB 15,000), or an aggregate of USD 1,734 (2012: USD 1,489) equivalent and are utilized at 31 December 2013 in the amount of USD 190 (not utilized at 31 December 2012). WIND Telecomunicazioni S.p.A. (“Wind Italy”) has a separate Revolving Credit Facility available, which matures in November 2016. This facility is for the amount of EUR 400 (2012: EUR 400), of which EUR 100 (2012: EUR 100) is utilized, resulting in USD equivalent 412 (2012: USD 396) not being utilized. Refer to Note 28 for the changes in the Revolving Credit Facilities after the reporting period.

The table below summarises the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments. The total amounts in the table differ from the carrying amounts as stated in Note 17 as the below table includes both notional amounts and interest while the carrying amounts are based on amongst others notional amounts, fair value adjustments and unamortized fees.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2013
Bank loans and bonds	3,637	8,493	17,459	6,163	35,752
Equipment financing	216	279	150	93	738
Loans from others	108	98	42	53	301
Derivatives over non-controlling interest	—	—	330	—	330
Derivative financial instruments
- Gross cash inflows	(574)	(791)	(4,163)	(604)	(6,132)
- Gross cash outflows	632	868	4,187	636	6,323
Trade and other payables	4,733	—	—	—	4,733

	8,752	8,947	18,005	6,341	42,045

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2012
Bank loans and bonds	4,210	8,184	14,366	8,989	35,750
Equipment financing	228	264	140	48	681
Loans from others	134	147	65	58	404
Derivatives over non-controlling interest	297	—	330	—	627
Derivative financial instruments
- Gross cash inflows	(358)	(717)	(2,718)	(1,731)	(5,523)
- Gross cash outflows	451	787	2,623	1,702	5,562
Trade and other payables and dividend payables	5,859	—	—	—	5,859

	10,821	8,665	14,806	9,066	43,360

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains at least a BB/Ba3 credit rating, with an aim to improve this, and healthy capital ratios in order to secure access to debt and capital markets at all times and maximise shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2013 and 31 December 2012. In January 2014, our Supervisory Board approved a dividend policy pursuant to which from 2014 the Company aims to pay annual dividends of USD 0.035 per share until the Company reaches a group Net Debt to EBITDA ratio of less than 2 times. The Supervisory Board also decided that the Company will not make a final 2013 dividend payment.

The Net Debt to Adjusted EBITDA ratio is an important measure to assess the capital structure in light of maintaining a strong credit rating. Net Debt represents the amount of interest-bearing debt at amortized costs and guarantees given less cash and cash equivalents and current and non-current bank deposits adjusted for derivatives designated as hedges. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, amortization and impairment, loss on disposals of non-current assets, other non-operating losses and shares of profit/ (loss) of associates and joint ventures).

The Net Debt to Adjusted EBITDA ratio relevant to the Company’s Russian subsidiary OJSC VimpelCom, which holds and/or guarantees a major part of the debt of the Company, at 31 December 2013 and 2012 was 2.8x and 2.4x respectively. The required ratio is <3.5x (2012: <3.5x) for a portion of the debt. The ratio is calculated based on the consolidated financial statements of OJSC VimpelCom prepared under IFRS.

Another major part of the debt of the Company is held and/or guaranteed by Wind Italy, to which the Net Debt to Adjusted EBITDA ratio of 4.67x (2012:4.44x) is relevant. The required ratio is 4.95x until 31 December 2013 and then 4.80x until 31 March 2014 (2012:< 4.95x). The ratio is calculated based on consolidated financial statements of Wind Italy prepared under IFRS.

Collateral

The Company provides security for some lenders which is described for individual loans in Note 27.

6 Business combinations and other significant transactions

There were no significant business combinations during 2013 and 2012. Other significant transactions in 2013 and 2012 are discussed below.

Other transactions in 2013

Sotelco

In late 2012, the Company decided it would dispose of its entire indirect 90.0% stake in Sotelco Ltd. (“Sotelco”), its Cambodian subsidiary and operator, and formalized a plan to do so. Pursuant to IFRS 5 Non-current assets held for sale and discontinued operations the assets and liabilities of Sotelco were classified as held for sale in the Statement of Financial Position as of 31 December 2012. On 5 April 2013, VimpelCom entered into a sale and purchase agreement for its stake in Sotelco and on 19 April the disposal was completed leading to an immaterial loss on disposal for the Group.

Sotelco’s (100%) carrying values presented as held for sale were as follows:

As of 31 December 2012
Property and equipment	17
Intangible assets	26
Other non-current assets	15
Other current assets	6
Total assets	64
Non-current liabilities	17
Current liabilities	20
Total liabilities	37

Telecel Globe

On 29 March 2013, VimpelCom signed an SPA to dispose of its entire indirect 100% stake in Telecel Globe (“Telecel”) subject to usual closing conditions. Telecel includes operations in Central African Republic and Burundi. Pursuant to IFRS 5 Non-current assets held for sale and discontinued operations the assets and liabilities of Telecel are classified as held for sale in the Statement of Financial Position as of 31 December 2013. Telecel’s (100%) consolidated carrying values presented as held for sale are as follows:

As of 31 December 2013
Property and equipment	86
Intangible assets	32
Other non-current assets	2
Other current assets	22
Total assets	142
Non-current liabilities	18
Current liabilities	52
Total liabilities	70

Rascom

On 15 July 2013, OJSC VimpelCom, the Russian subsidiary of VimpelCom Ltd, obtained control over CJSC Rascom, an entity which had until then, been a joint venture accounted for using the equity method of accounting. The investment and its consolidation is not material for the Group and accounts for 0.1% of the Group revenue.

ION transaction

On 5 December 2013, VimpelCom Holdings B.V. has entered into a legally binding Share Purchase Agreement to acquire 100% of the retail business of ION Group in Russia in the year 2017. The acquisition would be executed in the price range of USD 80 - 140 based on the financial results of ION Group for the year ended 31 December 2016 and is subject to an extensive list of conditions precedents to be satisfied.

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

As a result of the transaction, VimpelCom and Megafon each own 50% of Euroset, effectively establishing a joint venture with equal shareholder rights. The investment in Euroset was classified as a joint venture under IAS 31 and, accordingly, was accounted for using the equity method. The overall impact and the accounting treatment in 2012 and 2013 following the application of IFRS 11 is explained in Note 3.

OTH spin-off (current name GTH)

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

GTEL-Mobile

On 23 April 2012, VimpelCom completed the sale of its entire indirect 49.9% stake in GTEL Mobile to GTEL Transmit and Infrastructure Service One Member Company Limited, or “GTEL Transmit,” a related party of our former Vietnamese local partner, Global Telecommunications Corporation, or “GTEL,” for cash consideration of USD 45 resulting in an immaterial loss on sale.VimpelCom has no further obligations or liabilities to GTEL or GTEL Mobile as a result of the completion of the sale.

7 Segment information

Management analyses the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyse assets or liabilities by reportable segments. The segment data for acquired operations are reflected herein from the date of their respective acquisition.

Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment loss, loss on disposals of non-current assets, other non-operating losses and shares of profit/ (loss) of associates and joint ventures (“adjusted EBITDA”).

Starting 1 January 2013, Management changed the name of its Europe and North America segment to Italy. This was done to better reflect the nature of the segment and the source of the segment revenue. There are no changes to the figures reported because the operations in Canada (the only source of North America data) are accounted for using the equity method and its results are therefore not included in the revenue, adjusted EBITDA or capital expenditures of the segment.

Financial information by reportable segment for 2013, 2012 and 2011 is presented in the following tables.

Year ended 31 December 2013

	Russia	Italy	Africa and Asia	Ukraine	CIS	Total	HQ, adjustments and other eliminations	Group
Revenue
External customers	9,007	6,614	3,506	1,546	1,863	22,533	10	22,546
Inter-segment	102	4	—	64	83	253	(253)	—

Total revenue	9,109	6,618	3,506	1,610	1,946	22,789	(243)	22,546

Adjusted EBITDA	3,815	2,598	405	781	856	8,455	(195)	8,260

Other disclosures

Capital expenditures	1,822	1,287	610	211	369	4,299	7	4,306

Year ended 31 December 2012

	Russia	Italy	Africa and Asia	Ukraine	CIS	Total	HQ, adjustments and other eliminations	Group
Revenue
External customers	9,102	6,977	3,723	1,595	1,664	23,061	—	23,061
Inter-segment	88	5	—	81	91	265	(265)	—

Total revenue	9,190	6,982	3,723	1,676	1,755	23,326	(265)	23,061

Adjusted EBITDA	3,878	2,658	1,738	859	813	9,946	(178)	9,768

Other disclosures

Capital expenditures	1,853	1,415	400	232	384	4,284	—	4,284

Year ended 31 December 2011

	Russia	Italy	Africa and Asia	Ukraine	CIS	Total	HQ, adjustments and other eliminations	Group
Revenue
External customers	8,982	5,584	2,684	1,548	1,470	20,268	(6)	20,262
Inter-segment	82	—	4	93	119	298	(298)	—

Total revenue	9,064	5,584	2,688	1,641	1,589	20,566	(304)	20,262

Adjusted EBITDA	3,641	2,312	1,087	873	703	8,616	(318)	8,298

Other disclosures

Capital expenditures	2,007	2,673	760	284	626	6,350	—	6,350

The following table provides the reconciliation of consolidated Adjusted EBITDA to consolidated profit/(loss) for the years ended 31 December:

	2013	2012	2011
Adjusted EBITDA	8,260	9,768	8,298

Depreciation	(3,050)	(2,926)	(2,726)
Amortization	(1,791)	(2,080)	(2,059)

Impairment loss	(2,973)	(386)	(527)
Loss on disposals of non-current assets	(100)	(205)	(90)
Finance costs	(2,150)	(2,029)	(1,587)
Finance income	91	154	120
Other non-operating losses/(gains)	172	75	308

Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	(159)	(9)	(35)
Net foreign exchange (gain)/ loss	20	70	(190)
Income tax expense	(2,064)	(906)	(585)
Others	—	—	(42)

Profit/(loss) for the period	(4,088)	1,376	269

The following table provides the breakdown of net operating revenue from external customers by mobile and fixed line services for the years ended 31 December:

	2013	2012	2011
Mobile	19,094	19,442	17,073
Fixed line	3,452	3,619	3,189

Total	22,546	23,061	20,262

These business activities include the following operations: mobile primarily includes providing wireless telecommunication services to the Company’s customers and other operators, fixed line primarily includes all activities for providing wireline telecommunication services, broadband and consumer internet. VimpelCom provides both mobile and fixed line services in Russia, Italy, Ukraine, CIS, Pakistan, Burundi and the Central African Republic. The operations in Burundi and the Central African Republic are intended for disposal, as explained in Note 6.

8 Other revenue

Other revenue of USD 292 for of the year ended 31 December 2013 (2012: USD 262, 2011 USD 167) includes the amounts received for the settlement of agreements reached between Wind Italy and certain vendors.

9 Selling, general and administrative expenses

Selling, general and administrative expenses include the following amounts relating to employee benefits for the years ended 31 December:

	2013	2012	2011
Salaries and wages including bonus payments	1,758	1,726	1,780
Share based payments (Note 24)	16	12	15
Other employee benefits	28	31	40

Employee benefits	1,802	1,769	1,835

The following table sets forth the number of our employees at 31 December:

	2013	2012	2011
Russia	26,843	24,400	31,471
Italy	6,903	6,707	7,830
Africa and Asia	11,625	13,818	13,129
Ukraine	4,510	5,001	6,134
CIS	7,729	8,075	7,631
Other	232	183	149

Total	57,842	58,184	66,344

10 Impairment

Carrying amount of goodwill and cash-generating units

Goodwill acquired through business combinations has been allocated to CGUs for impairment testing as follows:

CGU
	2013	2012
Italy	5,554	5,301
Russia	4,279	4,590
Ukraine	1,377	3,460
Algeria	1,933	1,935
Pakistan	449	493
Kazakhstan	383	391
Kyrgyzstan	272	278
Uzbekistan	248	257
Armenia	121	141
Other	93	118

Total	14,709	16,964

There were no changes to the methodology of goodwill allocation to CGUs in 2013.

The Company performed its annual goodwill impairment test as of 1 October. The Company considers the relationship between market capitalization and its book value, changes in country risk premiums and significant decreases in the operating results of its CGUs versus budgeted amounts among other factors, when reviewing for indicators of impairment. As of the impairment test date the market capitalization of the Group was not below the book value of its equity.

The recoverable amounts of the CGUs, except for Algeria, have been determined based on a value in use calculation using cash flow projections from business plans covering three years and extrapolated for another two years, all as approved by the Group’s senior management. The key assumptions and outcome of the impairment test is discussed separately below.

Key assumptions

The key assumptions and inputs used by the Company in undertaking the impairment test are the discount rate, average revenue growth rate (excluding perpetuity period), terminal growth rate, average operating margin and average capital expenditure as a percentage of revenue. Operating margin is defined as the ratio of operating income to revenue. Capital expenditure is defined as additions to property and equipment and intangible assets other than goodwill.

The discount rates used in the impairment test were initially determined in USD based on the risk free rate for 20-year maturity bonds of the United States Treasury adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific CGU relative to the market as a whole. The equity market risk premium used was 6.00% (2012: 6.75%) and the systematic risk, beta, represents the median of the raw betas of the entities comparable in size and geographic footprint with the ones of the Company (“Peer Group”). The debt risk premium is the median of Standard & Poors long term credit rating of the Peer Group. The weighted average cost of capital is determined based on forward-looking debt-to-equity ratios representing the median historical five-year capital structure for each entity from the Peer Group. The discount rate in functional currency is adjusted for the long-term inflation forecast of the respective country in which the business operates, as well as the applicable country risk premium.

The Company estimates revenue growth rates and operating margin calculated based on Adjusted EBITDA less Amortization, Depreciation and Impairment divided by Total Operating Revenue for each CGU and each future year.

The revenue growth rates vary based on numerous factors, including size of market, GDP (Gross Domestic Product), foreign currency projections, traffic growth, market share and others.

Terminal growth rate is estimated based on an amount that is lower than or equal to the country long-term inflation forecast, depending on the CGU.

The forecast of operating income margin is based on the budget of the following year and assumes cost optimization initiatives which are part of on-going operations, as well as, regulatory and technological changes known to date, such as telecommunication license issues and price regulation among others. Similarly, the capital expenditures are based on the budget of the following year and network roll-out plans.

	2013	2012
Discount rate (functional currency)
Italy	11,9%	11,9%
Russia	15,0%	12,1%
Ukraine	23,1%	16,9%
Algeria	n,a,	n,a,
Pakistan	28,1%	23,5%
Kazakhstan	14,8%	14,5%
Kyrgyzstan	18,6%	16,0%
Uzbekistan	12,3%	11,4%
Armenia	14,4%	14,0%

	2013	2012
Average revenue growth rate during forecasted period
Italy	1,5%	1,0%
Russia	4,4%	4,9%
Ukraine	0,1%	4,1%
Algeria	n,a,	n,a,
Pakistan	11,8%	12,1%
Kazakhstan	3,7%	4,4%
Kyrgyzstan	8,6%	10,0%
Uzbekistan	3,1%	1,9%
Armenia	-1,3%	-0,8%

	2013	2012
Terminal growth rate
Italy	1,0%	1,0%
Russia	3,0%	4,4%
Ukraine	3,0%	5,0%
Algeria	n,a,	n,a,
Pakistan	11,8%	8,0%
Kazakhstan	3,0%	3,0%
Kyrgyzstan	3,0%	3,0%
Uzbekistan	2,3%	2,0%
Armenia	4,0%	4,0%

	2013	2012
Average operating margin
Italy	17,6%	19,5%
Russia	28,5%	25,5%
Ukraine	32,0%	35,7%
Algeria	n,a,	n,a,
Pakistan	27,6%	23,0%
Kazakhstan	36,0%	29,9%
Kyrgyzstan	38,9%	37,4%
Uzbekistan	25,8%	14,8%
Armenia	15,7%	7,5%

	2013	2012
Average capital expenditure as a percentage of revenue
Italy	15,84%	16,00%
Russia	18,18%	20,00%
Ukraine	12,79%	13,00%
Algeria	n,a,	n,a,
Pakistan	15,76%	21,50%
Kazakhstan	12,87%	12,80%
Kyrgyzstan	12,66%	18,90%
Uzbekistan	20,08%	27,20%
Armenia	13,57%	12,64%

Sensitivity to changes in assumptions

Other than as disclosed below, there is no reasonably possible change in any of the above key assumptions, which would cause the carrying value of any CGU to exceed its recoverable amount.

The carrying value of the Ukraine CGU is equal to its estimated recoverable amount; consequently, any adverse change in key assumptions would, in isolation, cause a further impairment loss to be recognized. An increase of WACC by one p.p. or deterioration of operating margin by one p.p. or decrease in revenue growth by one p.p. would result in additional impairments of USD 219, USD 91, or USD 132, respectively.

The following tables illustrate the headroom derived from the impairment test using the assumptions disclosed above, and, for reasonably possible changes, the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to equal its carrying value.

2013	Headroom	Increase of discount rate by	Decrease in Average Revenue Growth by	Decrease in Average Operating margin	Increase in Average Capital Expenditure
CGU
Italy	646	0.4 p.p.	1.0 p.p.	1.0 p.p.	1.0 p.p.

2012	Headroom	Increase of discount rate by	Decrease in Average Revenue Growth by	Decrease in Average Operating margin	Increase in Average Capital Expenditure
CGU
Italy	2,679	2.1 p,p.,	0.7 p.p.	12.4 p.p.	16.1 p.p.
Ukraine	470	1.2 p.p.	0.5 p.p.	2.6 p.p.	2.6 p.p.

Algeria business

FVLCD was chosen to assess the recoverability of the Algeria business, since, as more fully discussed in Note 28, the Company together with its subsidiary GTH entered into a sale and purchase agreement (‘SPA’) to settle the disputes with the Algerian State and sell a non-controlling 51% interest in OTA to the Algerian National Investment Fund subject to conditions precedent. The Company determined that the valuation placed on the business by the Company and the Algerian Government, pursuant to the settlement discussions, was the best available evidence of FVLCD (level 3 valuation). This valuation exceeded the Algeria CGU’s book value. The same valuation approach was used in the 2012 annual impairment test for the Algeria business when the Company was negotiating with the Algerian Government on the potential settlement and sale. Costs of disposal are immaterial in the context of this valuation.

Impairment losses

2013

In its assessment of possible impairment triggering events in the fourth quarter, the Company determined that fourth quarter increases in the country risk premium and the increasingly volatile economic and political landscape in Ukraine required an impairment assessment to be made at 31 December 2013 for the Ukraine CGU. As a result of this 31 December 2013 impairment assessment, the Company recorded an impairment of goodwill in the Ukraine CGU in an amount of USD 2,085. The impairment was driven by macro-economic developments and the increases in the country risk premium, as well as weakening operational performance that resulted in the reassessment of the Ukraine CGU’s long-term forecast. The recoverable amount was determined based on a value in use calculation using the latest cash flow projections and a pre-tax discount rate of 23.1%. These assumptions reflect the increase in the risks inherent in the estimated future cash flows attributable to the current economic and political volatility in the country, which became more pronounced during the fourth quarter of 2013. Given the volatility in Ukraine, particularly approaching 31 December 2013, the Company in determining the appropriate discount rate, considered that the rating downgrades suffered by Ukraine in November, contained negative outlooks and were already likely superseded by then current events. Additionally the Company referred to credit default swap spreads during the fourth quarter. Based on all of the available information the Company concluded that the discount rate of 23.1% appropriately reflects the return an investor would seek from the Ukraine CGU.

The political and economic environment in Ukraine remains very volatile and unpredictable, as indicated by the events that have occurred in the Ukraine after year-end. Depending on the developments in the Ukraine that may occur in the near future, additional impairments may need to be recognized.

Other impairments recorded in 2013 related to the CGUs Armenia and Laos in an amount of USD 20 and USD 25 respectively, due to weakening operational performance. The Armenia CGU is part of the “CIS” reportable segment while the Laos CGU is part of the “Africa and Asia” reportable segment. The recoverable amounts were calculated as value in use using the latest available cash flow projections, and a pre-tax discount rate of 14.4% and 18.1% respectively. Changes in the critical estimates such as WACC, operating margin or revenue growth rate by one p.p. for these CGUs would not result in any additional material impairment.

There were no other goodwill impairments recorded during 2013.

Also during 2013, the Company fully impaired its investment in WIND Mobile Canada (“GWMC”) in an amount of USD 764, mainly related to the reassessment of the future prospects of GWMC’s continuing operations in the country, which resulted from the strategic decision to withdraw from the January 2014 4G/LTE spectrum auction in the fourth quarter of 2013. In withdrawing from the spectrum auction, GWMC effectively curtailed its ability to execute its business plan and generate the cash flows necessary to repay the amounts owed by GWMC to the Company.

In addition the Company recorded an impairment for other long-term assets for the total amount of USD 79.

2012

The results of the impairment test in 2012 indicated an impairment of goodwill and other assets of CGUs belonging to the “Africa and Asia” operating segment in the amount of USD 21.

In 2012, the Company also recorded an impairment for GWMC in an amount of USD 344.

11 Other non-operating losses/(gains)

Other non-operating losses/(gains) consisted of the following for the years ended 31 December:

	2013	2012	2011
Change in fair value of derivatives over non-controlling interests (see Note 17)	46	9	(2)
Change in fair value of embedded derivatives (see Note 17)	(71)	(31)	249
Ineffective portion of hedges	119	—	—
Remeasurement of previously held investment in Rascom	(18)	—	—
Non-operating provisions, net of indemnity claims	100	70	—

Reclassification to profit or loss of exchange differences on translation of foreign operations for equity interest in acquiree in business combination achieved in stages	—	—	43

Remeasurement of previously held investment in GTEL-Mobile	—	—	40
Other gains/losses	(4)	27	(22)

	172	75	308

On 15 April 2011, the Company, Wind Telecom and Weather Investments II Sarl (“Weather II”) have concluded an Amended and Restated Share Sale and Exchange Agreement (“SSEA”) for the sale of Wind Telecom and subsidiaries (“WIND”) to the Company. In this agreement, Weather provides certain guarantees concerning the legal and financial position of WIND at the time of closing of the transaction. Weather II indemnifies the Company for any losses, liabilities, claims and fines incurred by VIP Ltd. from any breach of the guarantees made by Weather.

On 14 October 2012, the Company has notified Weather II that it has to indemnify the Company against several pending/potential tax claims against WIND subsidiaries in several jurisdictions, which proved to be existing at the time of the closing of the deal.

In July 2013, VIP Ltd and Weather II concluded a Settlement and Release Agreement to settle certain of such indemnity claims, as a result of which, the Company received an amount of USD 84 , distributed from an escrow account established at the time of the WIND acquisition.

The ineffective portion of hedges in 2013 relates to the restructuring of the derivative positions in Italy in September 2012, which resulted in the amortization of the cash flow hedge reserve from that point.

Refer to Note 17 for further details on the changes in the fair value of embedded derivatives.

12 Investments

12.1 Information about subsidiaries

The consolidated financial statements of the Group include the following subsidiaries:

Name of significant subsidiaries	Country of incorporation	Nature of the subsidiary	Equity interest in %
			2013	2012
VimpelCom Amsterdam BV	Netherlands	Holding	100%	100%
Wind Telecom S.p.A.	Italy	Holding	100%	100%
WIND Acquisition Holdings Finance S.p.A	Italy	Holding	100%	100%
WIND Retail S.r.l.	Italy	Operating	100%	100%
WIND Telecomunicazioni S.p.A.	Italy	Operating	100%	100%
VimpelCom Holdings BV	Netherlands	Holding	100%	100%
OJSC VimpelCom	Russia	Operating	100%	100%
“Kyivstar” PJSC	Ukraine	Operating	100%	100%
Limnotex Developments Limited	Cyprus	Holding	71.5%	71.5%
LLP “KaR-Tel”	Kazakhstan	Operating	71.5%	71.5%
LLP “TNS-Plus”	Kazakhstan	Operating	49.0%	49.0%
LLC “Tacom”	Tajikistan	Operating	98.0%	98.0%
PJSC “UkrainianRadioSystems”	Ukraine	Operating	100%	100%
LLC “Golden Telecom”	Ukraine	Operating	100%	100%
LLC “Unitel”	Uzbekistan	Operating	100%	100%
LLC “Mobitel”	Georgia	Operating	80.0%	80.0%
CJSC “ArmenTel”	Armenia	Operating	100%	100%
LLC “Sky Mobile”	Kyrgyzstan	Operating	71.5%	71.5%
VimpelCom Lao Co. Ltd.	Lao PDR	Operating	78.0%	78.0%
Weather Capital S.à r.l.	Luxembourg	Holding	100%	100%
Weather Capital Special Purpose 1 S.A.	Luxembourg	Holding	100%	100%
Global Telecom Holding S.A.E. (former name Orascom Telecom Holding S.A..E.)	Egypt	Holding	51.9%	51.9%
Orascom Telecom Algérie S.p.A.	Algeria	Operating	50.3%	50.3%
Pakistan Mobile Communications Limited	Pakistan	Operating	51.9%	51.9%
Orascom Telecom Bangladesh Limited	Bangladesh	Operating	51.9%	51.9%
U-com Burundi S.A.	Burundi	Operating	51.9%	51.9%
Telecel Centrafrique S.A.	C.A.R.	Operating	51.9%	51.9%

On 5 April 2013 the Company disposed of its entire indirect 90,0% stake in Sotelco Ltd, (“Sotelco”), its Cambodian subsidiary and operator (Note 6).

12.2 Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests are provided below:

Name of significant subsidiaries	Country of operation	Equity interest held by non- controlling interest in %
		2013	2012
LLP “KaR-Tel”	Kazakhstan	28.5%	28.5%
Global Telecom Holding S.A.E.	Egypt	48.1%	48.1%

Book values of material non-controlling interests
LLP “KaR-Tel”		141	—
Global Telecom Holding S.A.E.		(881)	513

Profit/(loss) allocated to material non-controlling interests
LLP “KaR-Tel”		39	47
Global Telecom Holding S.A.E.		(1,476)	(216)

The summarised financial information of these subsidiaries before inter-company eliminations is as follows:

Summarised statement of comprehensive income for 2013:

	LLP “KaR-Tel”	Global Telecom Holding S.A.E.
Operating revenue	776	3,470
Operating expenses	(586)	(4,131)
Other costs/income	21	(1,434)

Profit/(loss) before tax	211	(2,095)
Income tax expense	(58)	(988)

Profit/(loss) for the year	153	(3,083)
Attributed to non-controlling interest	39	(1,476)
Dividends paid to non-controlling interest	—	—

Summarised statement of comprehensive income for 2012:

	LLP “KaR-Tel”	Global Telecom Holding S.A.E.
Operating revenue	790	3,659
Operating expenses	(601)	(3,026)
Other costs/income	17	(948)

Profit/(loss) before tax	206	(315)
Income tax expense	(40)	(154)

Profit/(loss) for the year	166	(469)
Attributed to non-controlling interest	47	(216)
Dividends paid to non-controlling interest	—	—

Summarised statement of financial position 2013:

	LLP “KaR-Tel”	Global Telecom Holding S.A.E.
Property and equipment	515	2,093
Intangible assets	161	4,696
Other non-current assets	123	88
Trade and other receivables	27	226
Cash and cash equivalents	263	2,839
Other current assets	200	1,236
Financial liabilities	59	5,184
Provisions	9	201
Other liabilities	177	1,982
Total equity	1,044	3,811
Attributed to equity holders of parent	903	3,913
Non-controlling interest	141	(102)

Summarised statement of financial position 2012:

	LLP “KaR-Tel”	Global Telecom Holding S.A.E.
Property and equipment	485	2,433
Intangible assets	197	4,970
Other non-current assets	133	857
Trade and other receivables	40	233
Cash and cash equivalents	218	2,026
Other current assets	87	1,065
Financial liabilities	73	4,758
Provisions	8	187
Other liabilities	169	1,916
Total equity	910	4,723
Attributed to equity holders of parent	910	4,757
Non-controlling interest	—	(34)

Summarised cash flow statement 2013:

	LLP “KaR-Tel”	Global Telecom Holding S.A.E.
Operating	270	1,166
Investing	(221)	(508)
Financing	—	159
Effect of exchange rate changes on cash and cash equivalents	(4)	22
Cash included as held for sale	—	(26)
Net increase/(decrease) in cash equivalents	45	813

Summarised cash flow statement 2012:

	LLP “KaR-Tel”	Global Telecom Holding S.A.E.
Operating	314	1,190
Investing	(124)	(580)
Financing	(9)	461
Effect of exchange rate changes on cash and cash equivalents	1	(59)
Net increase/(decrease) in cash equivalents	182	1,012

12.3 Investments in Associates

The Company has the following investments in and carrying values of associates as of 31 December:

	Percentage of ownership	2013	2012
Associates
GWMC	65,1%	—	—
Others	—	35	26

Total		35	26

The following is a reconciliation of Shares of loss / (profit) of associates for the year ended 31 December:

	Percentage of ownership	2013	2012	2011
Associates
Globalive	65.1%	139	100	93
Euroset	49.9%	—	(67)	(69)
Others	diff	(22)	(3)	11

Total		117	30	35

GWMC

The Company has an equity investment in and long term loans provided to its associate in Canada, GWMC. Due to the recurring losses of GWMC, the equity investment has been reduced to zero and VimpelCom’s share of GWMC’s excess losses are recorded against the value of the outstanding loans to WIND Mobile Canada., The loans are classified as current and non-current other financial assets depending on maturity of the loans. The loans were subject to an impairment of USD 344 in 2012 and the remaining balance of USD 764 was fully impaired in 2013, as more fully explained in Note 10.

The following is a summary of GWMC’s financial position and results of operations:

	2013	2012
Non-current assets	834	942
Current assets	115	85
Non-current liabilities	84	(1,619)
Current liabilities	1,813	(110)
Total equity	(948)	(702)
Proportion of the Group’s ownership	(616)	(457)
Carrying amount of the investment	—	—

	2013	2012	2011
Operating revenue	271	250	134
Operating expenses	(391)	(409)	(316)
Other costs/income	(181)	(193)	(169)

Profit / (loss) before tax	(301)	(352)	(351)

Income tax expense	—	(1)	—

Profit / (loss) for the year	(301)	(353)	(351)
Other comprehensive income / (loss)	—	—	—

Total comprehensive income / (loss)	(301)	(353)	(351)
Elimination of intercompany transactions	57	130	59
Group’s share of profit for the year	(139)	(100)	(93)

12.4 Investments in Joint Ventures

The Company does not have any material individual investments in joint ventures. The aggregate carrying value of the investments in joint ventures is as follows:

Joint ventures	2013	2012
All joint ventures	414	519

The following is the aggregate financial information of the investments in joint ventures:

	2013	2012	2011
Profit/(loss) before tax	(18)	236	—

Income tax expense	(42)	(47)	—

Profit/(loss) for the year	(60)	189	—
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	(60)	189	—

Elimination of intercompany transactions	(24)	(14)

Group’s share of profit for the year	(42)	88

Less Group’s share of profit for the year before Euroset transaction (Note 6)	—	(67)

Group’s share of profit for the year from investment in Joint Ventures	(42)	21

13 Income taxes

Income tax expense consisted of the following for the years ended 31 December:

Current tax	2013	2012	2011
Current year	1,228	1,099	876
Adjustments of previous year	562	(67)	34

	1,790	1,032	910

Deferred tax
Origination / (reversal) of temporary difference	(100)	(346)	(548)
Changes in tax rates	9	(8)	7
Current year tax losses unrecognized	142	319	86
Recognition and utilization of previously unrecognized tax loss/ tax credit	(94)	(21)	(21)
Expiration of tax losses	21	11	14
Derecognition of previously recognized tax losses	7	12	—
Write off / (reversal of write off) of deferred tax asset temporary differences	159	(155)	142
Adjustments of previous years	37	5	(20)
Unrecognized other carry forwards	93	57	36
Other deferred tax effects	—	—	(21)

	274	(126)	(325)

Income tax expense	2,064	906	585

The table below outlines the reconciliation between the statutory tax rate in the Netherlands (25%) and effective corporate income tax rates for the Group, together with the corresponding amounts:

Reconciliation between statutory and effective income tax:	Year ended 31 December 2013	Year ended 31 December 2012	Year ended 31 December 2011
Profit/(loss) before taxes	(2,024)	2,282	854
Income tax (expense)/benefit computed on profit before taxes at statutory tax rate	(506)	571	213

Difference due to the effects of:
Different tax rates in different jurisdictions	(42)	(168)	(99)
Non-deductible expenses	1,072	242	177
Non-taxable income	(45)	(76)	(42)
Prior year adjustments	599	(62)	14
Change in recognition of deferred tax assets	404	224	257
Withholding taxes	473	97	63
Tax claims	112	85	(4)
Change in Income tax rate	9	(8)	7
Other	(12)	1	(1)

Income tax charge for the period	2,064	906	585

The effective tax rate amounts to (101.9)% in 2013 (2012: 39.7% and 2011: 68.5%).

Explanatory notes to the effective tax rate

Permanent differences

The non-deductible expenses have an increasing effect on the effective tax rate (USD 1,072). The expense relating to the impairment of intangible assets in the Ukraine is non-deductible for tax purposes. The effective tax rate increased due to this non deductibility by USD 396.

The expense relating to the Bank of Algeria claim is non-deductible having an increasing impact on the effective tax rate of USD 317.

Subnational income taxes in Italy that use a different taxation basis have an increasing impact on the effective tax rate of USD 72. Furthermore the non-deductible share in the result (loss) of non-consolidated subsidiaries and other non-deductible expenses (e.g. interest, bad debt losses and non-deductible taxes) increased the effective tax rate by USD 289.

The non-taxable income reduced the effective tax rate by USD 45.

Change in recognition of deferred tax assets

The effective tax rate increased by USD 404 due to the change of recognition of deferred tax assets.

The effective tax rate increased as a result of tax losses in Egypt, the Netherlands and Bangladesh for which no deferred tax asset is recognized having an impact of USD 152. Furthermore, Italy is not able to recognize a deferred tax asset on future deductible interest expenses having an impact of USD 173. Impairment on loan receivables created future tax deductible expenses for which no deferred tax asset on temporary differences is recognized increasing the effective tax rate by USD 155 together with other Business Units that were not able to recognize deferred tax assets (increase of the effective tax rate by USD 16).

The tax rate decreased as a result of recognized deferred tax asset on previous year tax losses (Ukraine and Luxembourg) by USD (92).

Withholding taxes

The effect of withholding taxes on undistributed earnings resulted in a tax charge of USD 473. The amount of 473 includes a one off tax charge of USD 120 USD relating to Russian withholding taxes on dividends. In 2013, the restrictions to distribute the available retained earnings of the Company’s Russian operations were lifted. As a consequence, the company is able to distribute dividends in the near future, although withholding tax needs to be paid upon distribution of such dividends. These dividends will be distributed in tranches (until 2016). The Company has accrued already in 2013 for the USD 120 of withholding taxes that will have to be paid upon distribution of these future dividends.

The amount also includes a one off tax charge of USD 205 relating to Algerian withholding taxes on dividends. In 2014 an agreement is reached with the Algerian government that allows the company’s Algerian operations to distribute dividends. The company accrued USD 205 of dividend withholding taxes that will have to be paid upon distribution of these future dividends. Furthermore, the amount includes USD 41 accrued Algerian capital gain tax that will have to be paid upon sale of the 51% shares OTA.

Prior year adjustments

The effect of prior year adjustments of USD 601 increased the effective tax rate and mainly relate to the settlement with the Algerian government, resulting in a write off of a tax receivable by USD 551, and a settlement with the Italian tax authorities (USD 41 income tax charge). Furthermore, previous year tax adjustments in Russia increased the effective tax rate by 10M USD.

Tax claims

The tax claims are reserves for uncertain income tax positions. See Note 4 ‘Significant accounting judgments, estimates and assumptions – Deferred tax assets and uncertain tax positions’ for further discussion.

The amount of current and deferred taxes reported outside the profit and loss account amounts to USD 8 (USD 0 current tax; USD 8 deferred tax).

Deferred taxes

As per 31 December 2013 and 31 December 2012, the Group reported the following deferred tax assets and liabilities on the balance sheet:

	31 December 2013	31 December 2012
Deferred tax assets as of 31 December	294	312

Deferred tax liabilities as of 31 December	(1,641)	(1,416)

The following table shows the movements of the deferred tax assets and liabilities in 2013:

		Movements in Deferred taxes
	Opening balance	P/L movement	OCI movement	Acquisition/ Divestment	Other comprehensive income & Other	Currency translation	Tax rate changes	Ending balance
Property, plant and equipment, net	(683)	(94)	0	(8)	0	44	3	(739)
Other intangible assets, net	(1,255)	117	0	0	0	(23)	4	(1.157)
Trade accounts receivable	187	(69)	0	0	0	4	(1)	121
Other assets	59	622	0	0	8	15	(1)	703
Provisions	67	(5)	0	0	0	0	0	62
Long-term debt	175	(306)	0	0	0	(2)	(1)	(136)
Accounts payable	154	(207)	0	0	(2)	(2)	(1)	(56)
Other liabilities	79	(0)	0	0	0	(3)	(2)	75
Other movements and temporary differences	26	10	0	0	0	0	(2)	35
Deferred subnational income taxes and other	(124)	46	0	0	3	(4)	0	(79)
Withholding tax on undistributed earnings	(120)	(319)	0	0	0	0	0	(439)

	(1,435)	(206)	0	(8)	9	31	(1)	(1.612)
Tax losses and other carry forwards	1,675	1.153	0	0	0	0	(7)	2.821
Non recognized deferred tax assets on losses and credits	(1,332)	(1.059)	0	0	0	0		(2.391)
Non recognized deferred tax assets on temporary differences	(12)	(153)	0	0	0	0		(166)

Net deferred tax position	(1,104)	(266)	0	(8)	9	31	(8)	(1.347)

The following table shows the movements of the deferred tax assets and liabilities in 2012:

	Opening balance	Movements in Deferred taxes					Tax rate changes	Ending balance
		P/L movement	OCI movement	Acquisition/ Divestment	Other comprehensive income & Other	Currency translation
Property, plant and equipment, net	(645)	(26)	0	(1)	—	(11)	—	(683)
Other intangible assets, net	(1,400)	119	0	—	(2)	13	15	(1,255)
Trade accounts receivable	169	15	0	—	—	3	—	187
Other assets	158	(127)	0	—	28	—	—	59
Provisions	38	28	0	—	—	1	—	67
Long-term debt	201	(9)	0	—	(17)	—	—	175
Accounts payable	125	22	0	—	4	4	(1)	154
Other liabilities	132	(53)	0	—	—	1	(1)	79
Other movements and temporary differences	(6)	39	0	—	—	(5)	(2)	26
Deferred subnational income taxes and other	(96)	(32)	0	—	5	(2)	1	(124)
Withholding tax on undistributed earnings	(59)	(59)	0	—	(2)	—	—	(120)

	(1,383)	(83)	0	(1)	16	4	12	(1,435)
Tax losses and other carry forwards	1,289	400	0	1	1	(12)	(4)	1,675
Non recognized deferred tax assets on losses and credits	(984)	(348)	0	—				(1,332)
Non recognized deferred tax assets on temporary differences	(160)	148	0	—				(12)

Net deferred tax position	(1,238)	117	0	—	17	-8	8	(1,104)

VimpelCom recognizes a deferred tax asset for the carry forward of unused tax losses and other carry forwards to the extent that it is probable that the deferred tax asset will be utilized. The amount and expiry date of deductible temporary differences, unused tax losses and other carry forwards for which no deferred tax asset is recognized are as follows as per December 2013:

Tax losses year of expiration	recognized losses	recognized DTA		non recognized losses	non recognized DTA
0 - 5 years	(339)	97		(1,047)	268
6 - 10 years	—	—		(1,175)	273
> 10 years	—	—		—	—
Indefinitely	(930)	346	[1]	(6,228)	1,836

total	(1,269)	443		(8,450)	2,377

Other carry forwards year of expiration	recognized credits	recognized DTA	non recognized credits	non recognized DTA
Indefinitely	—	—	(1,777)	489

Total	—	—	(1,777)	489

These other carry forwards mainly relate to non-deductible interest in Italy that may be carried forward indefinitely to future years.

As of 31 December 2013, the amount of deductible temporary differences for which no deferred tax asset is recognized amounts to USD 675 (with a resulting non-recognized deferred tax asset of USD 163).

The following tables show the recognized and not recognized deferred income tax assets as per December 2012 for comparison purposes:

Tax losses year of expiration	recognized losses	recognized DTA	non recognized losses	non recognized DTA
0 - 5 years	(299)	75	(1,246)	308
6 - 10 years	(7)	1	(787)	175
> 10 years	—	—	—	—
Indefinitely	(679)	267	(2,074)	526

total	(985)	343	(4,107)	1,009

Other carry forwards year of expiration	recognized credits	recognized DTA	non recognized credits	non recognized DTA
Indefinitely	—	—	(1,196)	323

Total	—	—	(1,196)	323

VimpelCom reports the tax effect of the existence of undistributed profits that will be distributed in the foreseeable future. During 2013, the Company has recorded a deferred tax liability of USD 439 relating to the tax effect of the undistributed profits that will be distributed in the foreseeable future, primarily in relation to its Russian and Algerian operations. At 31 December 2013, undistributed earnings of VimpelCom’s foreign subsidiaries (outside the Netherlands) which are indefinitely invested and that will not be distributed in the foreseeable future, amounted to approximately USD 2,515 (2012: USD 7,693; 2011: USD 7,464). Accordingly, no deferred tax liability is recognized for this amount of undistributed profits.

[1]	The amount contains both deferred tax assets on ‘national’ taxes (430) and ‘subnational’ taxes (13).

14 Earnings per share

Earnings per common share for all periods presented has been determined in accordance with IAS 33. Earnings per Share, by dividing profit available to common shareholders by the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended 31 December
	2013	2012	2011
	(In millions of US dollars, except share amounts)
Numerator:

Profit/(loss) for the period attributable to VimpelCom	(2,625)	1,539	543

Denominator:

Denominator for basic earnings per share – weighted average common shares outstanding (millions)	1,711	1,618	1,524

Effect of dilutive securities: Employee stock options (millions)	1	1	—

Denominator for diluted earnings per share – assumed conversions (millions)	1,712	1,619	1,524

Basic earnings per share	$(1,53)	$0,95	$0,36

Diluted earnings per share	$(1,53)	$0,95	$0,36

Employee stock options (representing 1,194,542 shares) that are out of the money as of 31 December 2013, but that could potentially dilute basic EPS in the future, were excluded in the computation of diluted EPS because inclusion of the options would have been antidilutive for the periods presented.

15 Property and equipment

Property and equipment, at cost, consisted of the following:

	Telecommunications equipment	Land, buildings and constructions	Office and measuring equipment	Other Equipment	Equipment not installed and assets under construction	Total
Cost

At 1 January 2012	17,645	750	1,050	765	2,838	23,048
Acquisition of a subsidiary	20	—	—	—	—	20
Divestments of a subsidiary	(142)	(29)	(14)	(24)	(19)	(228)
Reclassification to AHFS	(113)	(3)	(5)	(15)	(2)	(138)
Additions	1,271	53	57	26	2,115	3,522
Disposals	(920)	(45)	(69)	(94)	(83)	(1,211)
Transfer	2,108	25	291	(111)	(2,313)	—
Translation adjustment	367	20	66	26	74	553

At 31 December 2012	20,236	771	1,376	573	2,610	25,566

Acquisition of a subsidiary	35	3	—	1	—	39
Reclassification to AHFS	(156)	(6)	(5)	(6)	(6)	(179)
Additions	829	17	41	24	2,479	3,390
Disposals	(1,130)	(11)	(57)	(27)	(43)	(1,268)
Transfer	2,521	62	207	142	(2,932)	—
Translation adjustment	(206)	(30)	(44)	(19)	(47)	(346)

At 31 December 2013	22,129	806	1,518	688	2,061	27,202

Depreciation and impairment
At 1 January 2012	(6,658)	(197)	(625)	(375)	(28)	(7,883)
Divestments of a subsidiary	109	33	11	20	19	192
Reclassification to AHFS	103	3	3	12	—	121
Depreciation charge for the year	(2,601)	(48)	(226)	(51)	—	(2,926)
Disposals	846	8	19	41	—	914
Impairment (Note 10)	(30)	—	(2)	—	(17)	(49)
Translation adjustment	(257)	(1)	(11)	(4)	4	(269)

At 31 December 2012	(8,488)	(202)	(831)	(357)	(22)	(9,900)
Reclassification to AHFS	82	3	4	4	—	93
Transfer	7	—	1	—	(8)	—
Depreciation charge for the year	(2,714)	(51)	(210)	(75)	—	(3,050)
Disposals	1,056	7	54	16	—	1,133
Impairment (Note 10)	(45)	—	—	—	(2)	(47)
Translation adjustment	14	10	23	12	3	62

At 31 December 2013	(10,088)	(233)	(959)	(400)	(29)	(11,709)

Net book value
At 1 January 2012	10,987	553	425	390	2,810	15,165
At 31 December 2012	11,748	569	545	216	2,588	15,666
At 31 December 2013	12,041	573	559	288	2,032	15,493

None of the assets were used as collateral and no assets have restrictions on title. The Company is not party to significant finance leases.

Change in estimate

Our subsidiary in Pakistan, Pakistan Mobile Communications Limited, committed to a network modernization program that will be executed in 2014. Accordingly, the existing network equipment, which is comprised of approximately 9,000 cell sites, will be replaced with a new generation of network equipment. A decision to upgrade the network triggered a reassessment of the useful lives of the existing network equipment and resulted in additional depreciation expense in the amount of USD 110 in 2013.

Capitalized borrowing costs

During 2013 VimpelCom capitalized interest in the cost of property and equipment in the amount of USD 48 (2012: USD 191). During 2013 the interest rates applicable to capitalized borrowing costs is ranging from 7.86% to 8.75% (2012: ranging from 4.6% to 13.1%).

Revision to amounts capitalized

The Company has identified approximately USD 72 million of expenditures, which had been improperly capitalized in prior periods by its business in Uzbekistan. These items were expensed in the 2013 consolidated income statement.

16 Intangible assets

The total gross carrying value and accumulated amortization of VimpelCom’s intangible assets consisted of the following:

	Telecommunications licenses, frequencies and permissions	Goodwill	Software	Brands and trademarks	Customer relationships	Telephone line capacity	Other intangible assets	Total
Cost
At 1 January 2012	4,916	16,902	1,236	2,323	4,087	143	3,312	32,919
Acquisition of a subsidiary	9	17	1	—	—	—	—	27
Divestments of a subsidiary	(146)	(126)	(7)	—	—	(1)	—	(280)
Reclassification to AHFS	(43)	—	(5)	—	—	—	—	(48)
Additions	67	—	199	3	—	1	492	762
Disposals	(31)	—	(27)	—	—	(13)	(85)	(156)
Translation adjustment	82	180	76	51	169	48	108	714

At 31 December 2012	4,854	16,973	1,473	2,377	4,256	178	3,827	33,938

Acquisition of a subsidiary	—	18	—	—	23	—	—	41
Reclassification to AHFS	(27)	—	(3)	(6)	(23)	—	—	(59)
Additions	135	—	284	—	—	6	491	916
Disposals	(30)	—	(26)	—	(5)	—	(6)	(67)
Transfer	1,807	—	432	(252)	637		(2,624)	—
Translation adjustment	58	(147)	(72)	44	13	(7)	29	(83)

At 31 December 2013	6,797	16,844	2,088	2,163	4,901	177	1,717	34,687

Amortization and impairment
At 1 January 2012	(1,371)	(126)	(857)	(123)	(1,335)	(88)	(418)	(4,318)
Divestments of a subsidiary	144	126	6	—	—	—	—	276
Reclassification to AHFS	20	—	2	—	—	—	—	22
Amortization charge for the year	(406)	—	(155)	(132)	(983)	(18)	(386)	(2,080)
Disposals	2	—	80	1	—	3	30	116
Impairment (Note 10)	—	(9)	—	—	—	—	—	(9)
Translation adjustment	(11)	—	(97)	(21)	(165)	(27)	(59)	(380)

At 31 December, 2012	(1,622)	(9)	(1,021)	(275)	(2,483)	(130)	(833)	(6,373)

Reclassification to AHFS	14	—	1	6	6	—	—	27
Amortization charge for the year	(418)	—	(318)	(116)	(669)	(16)	(254)	(1,791)
Disposals	27		22	—	5	—		54
Impairment (Note 10)	(31)	(2,130)	—	—	—	—	—	(2,161)
Transfer	(1)		1		(22)		22	—
Translation adjustment	(20)	4	45	(12)	(21)	5	102	103

At 31 December, 2013	(2,051)	(2,135)	(1,270)	(397)	(3,184)	(141)	(963)	(10,141)

Net book value

At 1 January 2012	3,545	16,776	379	2,200	2,752	55	2,894	28,601
At 31 December 2012	3,232	16,964	452	2,102	1,773	48	2,994	27,565
At 31 December 2013	4,746	14,709	818	1,766	1,717	36	754	24,546

As of 31 December 2013, other intangible assets primarily include the right of way for using the infrastructure of third parties and capitalized customer acquisition costs in Italy with the book value of USD 420 and USD 149, respectively. As of 31 December 2012, other intangible assets primarily include LTE telecommunication licenses in Italy and Russia in the amount of USD 1,660, for which the business operations have not yet commenced, and industrial patents and intellectual property rights with the book value of USD 394. None of the assets were used as collateral and no assets have restrictions on title.

During 2013, VimpelCom did not capitalize interest in the cost of intangible assets (2012: 150). During 2012 the interest rates applicable to capitalized borrowing costs ranged from 4.6% to 13.1%.

17 Financial assets and liabilities

Financial assets

The Company has the following financial assets as of 31 December:

	2013	2012
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency and Interest rate exchange contracts	2	58
Foreign exchange contracts	1	4
Embedded derivatives in notes	154	77
Derivatives over non-controlling interest	35	81
Financial instruments at fair value
Derivatives designated as cash flow hedges
Cross-currency and Interest rate exchange contracts	9	110
Interest rate exchange contracts	1	—
Available for sale financial instruments	20

Total financial Instruments at fair value	222	330

Loans granted, deposits and other financial assets at amortized cost
Loans granted to GWMC (Note 12)	—	781
Short term deposits	396	66
Interest receivable	6	8
Other investment	36	62
Other loans granted	42	114

Total loans granted, deposits and other financial assets	480	1,031

Total other financial assets	702	1,361

Total current	440	270
Total non-current	262	1,091

Financial liabilities

The Company has the following financial liabilities as of 31 December:

	2013	2012
Financial instruments at fair value through profit or loss/ or equity
Derivatives not designated as hedges
Derivatives over non-controlling interest via equity	204	442
Foreign exchange contracts	—	12
Financial instruments at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	20
Cross-currency and Interest rate exchange contracts	171	36
Interest rate exchange contracts	100	181

Total financial Instruments at fair value	475	691

Other financial liabilities at amortised cost
Bank loans and bonds
Bank loans and bonds, principle	26,507	25,643
Unamortised fair value adjustment under acquisition method of accounting	665	794
Interest accrued	594	526
Discounts, unamortized fees	50	73
Equipment financing	272	591
Loans from others
Loans from others, principal	654	754
Interest accrued	11	9

Total other financial liabilities at amortised cost	28,753	28,390

Total other financial liabilities	29,228	29,081

Total current	2,426	3,388
Total non-current	26,802	25,693

The unamortized fair value adjustment under the acquisition method of accounting relates to the fair value re-measurement of listed debt acquired in the business combination with Wind Telecom. This adjustment will be amortized on a straight-line basis over six years by reducing interest expense.

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

Foreign exchange contracts

OJSC VimpelCom enters into short-term forward and zero-cost collar agreements with several banks in order to protect cash flows of its short-term financial and non-financial obligations denominated in USD from adverse USD-RUB movements. As of 31 December 2013, the notional amount outstanding of these derivative contracts (only zero-cost collars) was USD 130 (2012: USD 1,105) with an average cap rate of 33.79 (2012: 34.52) and an average floor rate of 31.74 (2012: 31.08).

The Company also enters into short-term forward agreements in order to protect the balance sheet position of its financial receivables denominated in CAD relating to loan to GWMC, from adverse USD-CAD movements. As of 31 December 2013, the notional amount outstanding of these derivative contracts was USD 146.

Embedded derivatives in notes

The Notes issued by the Company’s Italian subsidiary, Wind Acquisition Finance S.A. (“WAF”) in July 2009, November 2010, April 2012 and April 2013 and in the PIK Notes issued by another Italian subsidiary, Wind Acquisition Holdings Finance S.A. (“WAHF”) in December 2009, include early repayment options. Accordingly, these companies can repay the debt at certain dates prior to the maturity date at agreed redemption prices. These embedded derivatives are accounted for as a financial asset at fair value through profit or loss.

Derivatives over non-controlling interest – Put and call options

Limnotex

On 24 August 2011, the Company entered into put and call agreements representing up to 28.5% of the shares in its indirect subsidiary Limnotex, which owns 100% of KaR-Tel, the Company’s Kazakhstan operator and 100% of Sky Mobile, the Company’s Kyrgyzstan operator. Based on the agreement, Crowell, the noncontrolling shareholder of Limnotex, holds two put options for Limnotex shares: the first put option for 13.5% at a fixed price of USD 297 expired on 31 December 2013 and the second put option for 15% is exercisable during 2017 at a fixed price of USD 330. The put options granted to Crowell give rise to a financial liability which is initially measured at the present value of the redemption amount. Due to the expiration of the first put option, the related liability of USD 297 has been reclassified into non-controlling interest. The Company continues to account for the remaining put option of USD 204 as a liability as of 31 December 2013, classified as non-current financial liabilities. The liability for these arrangements in the prior year amounted to USD 442. The fair value of the liability represents the underlying redemption amount. The change in fair value of the put option is recorded in equity since VimpelCom does not have present access to benefits over the shares held by Crowell. The outcome of the fair value measurement is dependent on the discount rate at the time of measurement – in case the rate increases by 1 pp the liability will decrease by USD 10, in case the rate decreases for 1 pp the liability will increase by USD 11. The discount rate used at 31 December 2013 was 12.7% (2012: 13.0%).

The call options allow the Company to acquire the total of 28.5% of Limnotex shares held by Crowell at a multiple of Adjusted EBITDA. Both options are exercisable until May 2018. The call options do not give the Company present ownership rights. Therefore the options are accounted for as a financial asset at fair value through profit or loss and were recorded in other financial assets in the amount of USD 35 and USD 81 as of 31 December 2013 and 2012, respectively. The fair value of the options was determined based on the expected exercise period in May 2018, an estimated exercise price of USD 1,453 and dividend yield of 7.3%. The outcome is influenced by changes in exercise period, exercise price and dividend yield, but variations in these variables are not expected to have a material impact on the results of operations of the Company.

Cross currency and interest rate exchange contracts

In 2009, the Company’s Italian subsidiary, Wind Acquisition Finance S.A. (“WAF”) entered into 10 Cross-Currency Interest Rate Swap agreements with several banks to reduce the volatility of cash flows on USD denominated debt in the amount of USD 2,000 to EUR 1,428 and related interest from 13 July 2009 to 15 July 2017. Pursuant to these agreements, WAF pays a fixed EUR rate equal to on average 11.73% and receives a fixed USD rate of 11.75%.

In November 2010, WAF entered into a further 11 Cross-Currency Interest Rate Swap agreements with several banks to reduce the volatility of cash flows on USD denominated debt in the amount of USD 1,300 to EUR 961 and related interest from 26 November 2010 to 15 February 2018. Pursuant to these agreements, WAF pays a fixed EUR rate equal to on average 7.46% and receives a fixed USD rate of 7.25%.

In April 2012, WAF entered into four Cross-Currency Interest Rate Swap agreements with several banks to reduce the volatility of cash flows on USD denominated debt in the amount of USD 400 to EUR 305 and related interest from 13 April 2012 to 15 February 2018. Pursuant to these agreements, WAF pays a fixed EUR rate equal to on average 7.33% and receives a fixed USD rate of 7.25%.

In April 2013, WAF entered into five Cross-Currency Interest Rate Swap agreements with several banks to reduce the volatility of cash flows on USD denominated debt in the amount of USD 550 to EUR 420 and related interest from 29 April 2013 to 30 April 2020. Pursuant to these agreements, WAF pays a floating rate of EURIBOR 6 month plus on average 5.13% and receives a fixed USD rate of 6.50%.

The Company’s Pakistan subsidiary, Pakistan Mobile Communications Limited, entered into several Cross-Currency Interest Rate Swap Agreements to reduce the volatility of cash flows on USD and EUR denominated debt with current outstanding balances of USD 11 and EUR nil (2012: USD 129 and EUR 17) to PKR 878 (2012: PKR 9,600), and related interest with maturities until 15 December 2017. Pursuant to these agreements, the Company’s Pakistan subsidiary pays floating 6 months KIBOR rates plus a spread between (0.32)% and 0.72%.

Interest rate exchange contracts

In November and December 2010, the Company’s Italian subsidiary WIND Telecomunicazioni S.p.A. entered into Interest Rate Swap agreements to reduce the volatility of cash flows on interest payments for variable-rate debt. In September 2012, the majority of these Interest Rate Swaps were restructured for the upcoming 12-18 months and additionally two basis swaps have been added to the portfolio. This restructuring was done to benefit from the basis swap spread between EURIBOR 1 month and EURIBOR 6 month floating rates. In April and September 2013, the swaps have been restructured to align them with the underlying floating rate debt portfolio. Pursuant to these agreements, WIND Telecomunicazioni S.p.A. pays a fixed rate equal to on average 2.24% and receives EURIBOR 3/6 month floating rate on a notional amount of EUR 2,770 until maturity (between 26 March 2014 and 30 April 2020).

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

Interest-bearing bank loans and bonds

The Company has the following principal amounts outstanding for interest-bearing loans and bonds as of 31 December:

Lender	Interest rate	Maturity	Currency	2013	2012
Senior Secured Notes	3m Euribor + 5.3%;6.5-7.4%	2018-2020	EUR/USD	5,136	4,273
Eurobonds	6.5-9.1%	2016-2021	USD	3,100	3,901
Senior Facility Agreement	1m Euribor + 4.0-4.5%	2016-2017	EUR	3,236	3,865
Senior Notes 2017	11.8%	2017	EUR/USD	3,718	3,649
Sberbank	8.8-9.0%	2015-2018	RUB	2,304	2,805
Ruble Bonds	7.4-8.9%	2014-2015	RUB	1,986	2,469
Notes	3m Libor + 4.0%; 5.2-9.0%	2014-2023	USD/RUB	4,167	2,200
PIK Notes	12.3%	2017	EUR/USD	1,640	1,432
Other loans				1,220	1,049

Total bank loans and bonds				26,507	25,643

Less current portion				(1,668)	(2,218)

Long-term portion of bank loans and bonds				24,839	23,425

Loans from others

The Company has the following principal amounts outstanding for loans from other parties as of 31 December:

	Interest rate	Maturity	Currency	2013	2012
Debt to Italian Government (LTE license)	Rendistato+1%	2016	EUR	334	427
Annuity loans	1.1-7.7%	2014-2016	EUR	122	214
Other loans				198	113
Total loans from others				654	754

Less current portion				(197)	(221)

Long-term loans from others				457	533

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

The company uses the following types of hedge accounting:

•	Cash flow hedge accounting used to hedge the risk on future foreign currency cash flows and floating interest rate cash flows;

•	Fair value hedge accounting used to convert the USD fixed interest rate on financial liabilities into USD floating interest rate.

The Company’s hedge accounting is summarized below:

	Risk being hedged	Nominal value	Fair value assets	Fair value liabilities
At 31 December 2013

Cash flow hedge accounting
Cross currency and interest rate exchange contracts	Currency	4,250	9	171
Interest rate exchange contracts	Interest	3,807	1	100
Foreign exchange contracts	Currency	55	—	—

No hedge accounting
Cross currency and interest rate exchange contracts	Currency	11	2	—
Foreign exchange contracts	Currency	248	1	—

	Risk being hedged	Nominal value	Fair value assets	Fair value liabilities
At 31 December 2012

Cash flow hedge accounting
Cross currency and interest rate exchange contracts	Currency	3,700	110	36
Interest rate exchange contracts	Interest	3,846		181
Foreign exchange contracts	Currency	980		20

No hedge accounting
Cross currency and interest rate exchange contracts	Currency	152	58
Foreign exchange contracts	Currency	170	4	12

The following table shows the periods in which the cash flows of the derivatives, to which cash flow hedge accounting applies, are expected to occur:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2013
Cash flows	(61)	(77)	(22)	(5)	(165)
Cash flow hedge reserve	—	—	—	—	(212)

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2012
Cash flows	(92)	(71)	(21)	(1)	(185)
Cash flow hedge reserve	—	—	—	—	(313)

Derivatives not designated as hedging instruments

The Company uses foreign currency denominated borrowings and forward currency contracts to manage its transaction exposures. These currency forward contracts are not designated as cash flow, fair value or net investment hedges and are entered into for periods consistent with currency transaction exposures, generally from one to six months. Although the derivatives have not been designated in a hedge relationship, they act as a commercial hedge and offset the underlying transaction when they occur.

Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements as of 31 December (based on future cash flows discounted at current market rates):

	Carrying value		Fair value
	2013	2012	2013	2012
Financial assets
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency and Interest rate exchange contracts	2	58	2	58
Foreign exchange contracts	1	4	1	4
Embedded derivatives in notes	154	77	154	77
Derivatives over non-controlling interest	35	81	35	81
Financial instruments at fair value
Derivatives designated as cash-flow hedges
Cross-currency and Interest rate exchange contracts	9	110	9	110
Interest rate exchange contracts	1	—	1	—
Available for sale financial instruments	20	—	20	—

Total financial Instruments at fair value, assets	222	330	222	330

Loans granted, deposits and other financial assets
Long term-loans granted to GWMC	—	781	—	781
Bank deposits	396	66	396	66
Interest receivable	6	8	6	8
Other investment	36	62	36	62
Other loans granted	42	114	42	114

Total loans granted, deposits and other financial assets	480	1,031	480	1,031

Trade and other receivables	2,283	2,495	2,283	2,495

Cash and cash equivalents	4,454	4,949	4,454	4,949

Total financial assets	7,439	8,805	7,439	8,805

Financial instruments at fair value through profit or loss
Bank loans and bonds at fair value		—		—
Derivatives not designated as hedges
Derivatives of non-controlling interest	204	442	204	442
Foreign exchange contracts	—	12	—	12
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	20	—	20
Cross-currency and Interest rate exchange contracts	171	36	171	36
Interest rate exchange contracts	100	181	100	181

Total financial Instruments at fair value, liabilities	475	691	475	691

Total other financial liabilities at amortised cost	28,753	28,390	29,531	29,302

Trade and other payables	4,733	5,859	4,733	5,859

Total financial liabilities	33,961	34,940	34,739	35,852

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

Fair value hierarchy

As of 31 December 2013 and 2012 the Company held financial instruments carried at fair value on the statement of financial position in accordance with IAS 39.

The Company measures the fair value of derivatives except for options over non-controlling interests and embedded derivatives in notes on a recurring basis, using observable inputs (Level 2), such as LIBOR, EURIBOR, swap curves, basis swap spreads, foreign exchange rates and credit default spreads of both counterparties and our own entities, using present value techniques, Monte Carlo simulation and/or Black-Scholes model.

The Company measures the fair value of options over non-controlling interests and embedded derivatives in notes on a recurring basis, using unobservable inputs (Level 3), such as projected redemption amounts, volatility, the fair value of underlying shares using an income valuation approach with present value techniques and Black-Scholes valuation model.

The following table provides the disclosure of fair value measurements separately for each major class of assets and liabilities measured at fair value.

As of 31 December 2013
Description	(Level 1)	(Level 2)	(Level 3)

Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency and Interest rate exchange contracts		2
Foreign exchange contracts		1
Embedded derivatives in notes			154
Derivatives over non-controlling interest			35
Financial instruments at fair value
Derivatives designated as cash-flow hedges

Cross-currency and Interest rate exchange contracts		9
Interest rate exchange contracts		1
Available for sale financial instruments			20

Total financial Instruments at fair value, assets		13	209

Assets for which fair values are disclosed
Loans granted, deposits and other financial assets
Bank deposits		396
Interest receivable		6
Other investment		36
Other loans granted		42
Trade and other receivables		2,283
Cash and cash equivalents		4,454

Total assets for which fair values are disclosed		7,217	—

Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Derivatives over non-controlling interest			204
Derivatives designated as hedges
Cross-currency and Interest rate exchange contracts		171
Interest rate exchange contracts		100

Total financial Instruments at fair value, liabilities		271	204

Liabilities for which fair values are disclosed
Financial liabilities at amortized cost	20,327	9,204
Trade and other payables		4,733

Total liabilities for which fair values are disclosed	20,327	13,937

As of 31 December 2012
Description	(Level 1)	(Level 2)	(Level 3)

Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency and Interest rate exchange contracts	—	58	—
Foreign exchange contracts	—	4	—
Embedded derivatives in notes	—	—	77
Derivatives of non-controlling interest	—	—	81
Financial instruments at fair value
Derivatives designated as cash-flow hedges

Cross-currency and Interest rate exchange contracts	—	110	—

Total financial Instruments at fair value, assets	—	172	158

Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Derivatives over non-controlling interest	—	—	442
Foreign exchange contracts	—	12	—
Derivatives designated as hedges
Foreign exchange contracts	—	20	—
Cross-currency and Interest rate exchange contracts	—	36	—
Interest rate exchange contracts	—	181	—

Total financial Instruments at fair value, liabilities	—	249	442

The movement of financial instruments measured at the fair value using unobservable inputs (Level 3) is presented below:

	As of 31 Dec. 2012	Currency translation adjustment	Change in fair value reported in earnings	Change in fair value reported in equity	Purchased	Sold/Settled/ Expired	As of 31 Dec. 2013
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges	—	—	—	—	—	—	—
Embedded derivatives in notes	77	—	77	—	—	—	154
Derivatives of non-controlling interest	81	—	(46)	—	—	—	35

Total financial Instruments at fair value, assets	158	—	31	—	—	—	189

Loans granted, deposits and other financial assets for which fair values are disclosed	796	(51)	(862)		117		—

Financial instruments at fair value through equity
Derivatives of non-controlling interest	442	—	—	59	—	(297)	204

Total financial Instruments at fair value, liabilities	442	—	—	59	—	(297)	204

Liabilities for which fair values are disclosed	—	—	—	—	—	—	—

	As of 31 Dec. 2011	Change in fair value reported in earnings	Change in fair value reported in equity	As of 31 Dec., 2012
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Embedded derivatives in notes	41	36		77
Derivatives of non-controlling interest	73	8		81

Total financial Instruments at fair value, assets	114	44		158

Financial instruments at fair value through profit or loss
Derivatives of non-controlling interest	391		51	442

Total financial Instruments at fair value, liabilities	391		51	442

Description of significant unobservable inputs to valuation:

	Valuation technique	Significant unobservable input	Range	Sensitivity of the input

Derivatives of non-controlling interest	Black-Scholes option model	volatility based on peer group	Volatility +/- 10 p. p.	Every p. p. increase in volatility results in USD 4 higher fair value

18 Current and non-current other financial assets and liabilities

Other non-current non-financial assets consisted of the following as of:

	31 December 2013	31 December 2012
Deferred costs related to connection fees	9	4
Long-term input VAT	—	14
Other long-term assets	9	—

	18	18

Other current non-financial assets consisted of the following as of:

	31 December 2013	31 December 2012
Advances to suppliers	348	368
Input value added tax	91	126
Prepaid taxes	196	739
Deferred costs related to connection fees	20	24
Indemnification assets	125	27
Others	10	6

	790	1,290

Prepaid taxes at 31 December 2012 include the OTA tax receivable discussed further under ‘Algerian tax claims’ (Notes 27 and 28).

Other non-current non-financial liabilities consisted of the following as of:

	31 December 2013	31 December 2012
Long-term deferred revenue	198	172
Provision for pensions and other post-employment benefits	110	109
Governmental grants	46	45
Payables for intangibles	52	60
Other non-current liabilities	27	24

	433	410

Other current non-financial liabilities consisted of the following as of:

	31 December 2013	31 December 2012
Customer advances, net of VAT	874	878
Customer deposits	79	96
Other taxes payable	554	664
Other payments to authorities	104	110
Due to employees	223	261
Short-term deferred revenue	89	89
Other liabilities	178	145

	2,101	2,243

19 Inventories

Inventory consisted of the following as of:

	31 December 2013	31 December 2012
Telephone handsets and accessories for sale	170	128
SIM-Cards	18	16
Other inventory	4	23

Total	192	167

Write-off of inventories for the years ended 31 December 2013, 2012 and 2011 was not material.

20 Trade and other receivables

Trade and other receivables consisted of the following as of 31 December:

	2013	2012
Trade accounts receivable, gross	3,017	3,147
Allowance for doubtful accounts	(795)	(717)

Trade accounts receivable, net	2,219	2,430
Roaming discounts	61	65

	2,280	2,495

As of 31 December 2013, trade receivables with an initial value of USD 795 (2012: USD 717) were impaired and, thus, fully provided for. See below the movements in the provision for the impairment of receivables:

	2013	2012
Balance as of 1 January	717	780
Acquisition of subsidiaries	—	7
Provision for bad debts	208	279
Accounts receivable written off	(135)	(350)
Foreign currency translation adjustment	5	1

Balance as of 31 December	795	717

As of 31 December, the aging analysis of trade receivables is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			< 30 days	30–120 days	> 120 days
2013	2,219	1,372	217	151	479
2012	2,430	1,246	466	217	501

21 Cash and cash equivalents

Cash and cash equivalents consisted of the following items as of 31 December:

	2013	2012
Cash and cash equivalents at banks and on hand	3,929	3,248
Short-term deposits with an original maturity of less than 90 days	525	1,701

Total cash and cash equivalents	4,454	4,949

Cash at banks earns interest at floating rates based on bank deposit rates, Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

The cash balances as of 31 December 2013 in Algeria of USD 2,651 (2012: 1,856) and Uzbekistan of USD 256 (2012: USD 105) are restricted due to local government or central bank regulations. Refer to Note 28 for a discussion of the settlement of our disputes with the Algerian Government, including around currency controls.

The Company is not able to repatriate the cash balance of certain entities in Luxembourg and Italy as of 31 December 2013 of USD 197 (2012: USD 176) due to existing covenants under borrowing facilities.

22 Issued capital and reserves

As of 31 December 2013, the Company had 2,759,171,827 authorized common shares (2012: 2,630,639,827) with a nominal value of USD 0.001 per share, of which 1,756,731,135 shares were issued and outstanding (2012: 1,628,199,135). The holders of common shares are, subject to our bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. Each fully paid common share entitles its holder to (a) participate in shareholder meetings, (b) have one vote on all issues voted upon at a shareholder meeting, except for the purposes of cumulative voting for the election of the Supervisory Board, in which case each common share shall have the same number of votes as the total number of members to be elected to the Supervisory Board and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates, (c) receive dividends approved by the Supervisory Board, (d) in the event of our liquidation, receive a pro rata share of our surplus assets; and (e) exercise any other rights of a common shareholder set forth in our bye-laws and Bermuda law.

As of 31 December 2013, the Company also had 305,000,000 authorized convertible voting preferred shares with a nominal value of USD 0.001 per share, of which 305,000,000 shares were issued and outstanding at 31 December 2013 (2012: 433,532,000). The redemption value of convertible preference shares are reflected in other financial liabilities. Each convertible preference share entitles its holder to one vote per convertible preferred share, voting together with the common shares as a single class, except where cumulative voting applies when electing directors. Convertible preferred shares do not have dividend rights. The holders of convertible preferred shares, in the event of our winding-up or dissolution, are not entitled to any payment or distribution in respect of our surplus assets. The holders of convertible preferred shares are, subject to our bye-laws and Bermuda law, entitled to convert their convertible preferred shares, at their option, at any time (a) after the date which is two years and six calendar months after the date of issue of the relevant convertible preferred shares but before the date which is five years after such date of issue and (b) during the period between the date on which a mandatory offer for all common and preferred shares is announced and the final business day such offer is open for acceptance, in each case, in whole or in part, into common shares on the basis of one common share for one convertible preferred share. Upon conversion, the converting shareholder must pay to VimpelCom a conversion premium per share equal to the greater of (a) the closing mid market price of VimpelCom common ADSs on the NASDAQ on the date of the conversion notice, and (b) the 30 day volume weighted average price on the NASDAQ of VimpelCom common ADSs on the date of the conversion notice. Any convertible preferred shares not redeemed five years after their issue will be immediately redeemed by the company at a redemption price of USD 0.001 per share.

In the accompanying financials and in these notes, shares held by the Company or its subsidiaries are treated as “treasury shares”. Treasury shares amount to 8,487,396 shares of common stock as of 31 December 2013 (2012: 8,996,457).

Share options exercised in each respective year have been settled using the treasury shares of the Company. The reduction in the treasury shares equity component is equal to the cost incurred to acquire the shares, on a weighted average basis. Any excess between the cash received from employees and reduction in treasury shares is recorded in capital surplus. On 21 December 2012 Altimo Coöperatief issued notice to VimpelCom Ltd. pursuant to Section 4.3(d) of its bye-laws, stating its present intention to convert 128,532,000 convertible preferred shares to common shares at the ratio of one convertible preferred share to one common share. The conversion took place on 16 April 2013, resulting in cash proceeds to the Company of USD 1,392 million.

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

On 5 November 2013, the Supervisory Board authorized the payment of an interim cash dividend relating to its 2013 results from its freely distributable reserves in the amount of USD 0.45 per common share (representing a total dividend payment of approximately USD 791 million). The dividend was paid on 13 December 2013.

On 18 April 2013 the Supervisory Board authorized the payment of VimpelCom’s final dividend of USD 0.35 per ADS, or USD 615 million, in relation to the Company’s final 2012 results. The dividend was paid in May 2013. The Supervisory Board also approved an extraordinary dividend of USD 0.79 per ADS in relation to the USD 1,393 million the Company received following Altimo’s conversion of its preferential shares into common shares. Each ADS represents one common share. The extraordinary dividend was also paid in May 2013.

In March 2012, the Supervisory Board of the Company declared the payment of a final dividend of USD 0.35 per ADS in relation to its 2011 results.

On 17 December 2012, the Supervisory Board authorized the payment of USD 0.45 per ADS in relation to the Company’s interim 2012 results and of, the in March 2012 already announced, final dividend of USD 0.35 per ADS in relation to its 2011 results. The dividend payable was accrued as of 31 December 2012 in the amount of USD 1,295, gross of withholding tax, and was paid in January 2013.

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

Options granted under both the 2000 and 2010 Stock Option Plans are conditional on the grantee completing a specific period of service (vesting period) and meeting specific pre-defined KPIs, which vary depending on the grantee. The share options granted will not vest if the KPI is not met.

The contractual option terms are different per grantee and vary between 3 to 5 years.

Movements during the year

The following table illustrates the number, weighted average exercise prices and movements during the year of the Company’s stock options:

	2013	2012	2011
Options outstanding, beginning of year	2,620,295	4,583,040	5,018,915
Weighted-average exercise price of options outstanding, USD per option	15.37	16.25	18.41
Weighted-average grant-date fair value at the beginning of the year, USD per option	1.77	2.22	1.78
The number of options granted	275,834	609,166	3,001,945
Weighted-average exercise price of options granted	7.32	13.60	16.33
Weighted-average grant-date fair value of options granted during the year, USD per option	9.04	0.40	0.16
The number of options exercised	—	—	(130,000)
The number of options forfeited/modified/converted to SARs	(1,319,087)	(2,571,911)	(3,307,820)
Weighted-average exercise price of options forfeited, USD per option	14	16.51	19.83
The number of options outstanding, end of year	1,577,042	2,620,295	4,583,040
Weighted-average exercise price of options outstanding, USD per option	13.26	15.37	16.25
Weighted-average grant-date fair value at the end of the year, USD per option	1.72	1.77	2.22
Out of the options outstanding at the end of the year the number of options fully vested and exercisable	1,321,486	2,104,445	1,675,540
Weighted average remaining contractual life of the options outstanding, in years	1.66	1.52	1.76

Valuation

The fair value of the options has been estimated using a Black Scholes option pricing model. The fair value of each grant is estimated on the date of grant (or date of modification). In estimating the fair value of the options, the Company applied significant assumptions.

The expected term of the options was determined based on an analysis of the historical behaviour of stock option participants. Expected volatility of VimpelCom’s shares was estimated based on the historical volatility of the shares on the New York Stock Exchange (since September 2013 – NASDAQ) over the period equal to the expected life of the option granted and other factors.

The dividend yield was included into the model based on expected dividend payments. The risk free rate was determined using the rate on the United States Government Bonds, having a remaining term to maturity equal to the expected life of the options, approximated where applicable. Forfeiture rate was determined as an average for the historic experience for all grants.

The following table illustrates the major assumptions of the Black Scholes model for the options for the years ended 31 December:

	2013	2012	2011
Expected volatility	31%-184%	32%-184%	91%-184%
The weighted-average expected term (in years)	1,98	1,79	1.48
Expected dividend yield	1.8%-6.7%	1.8%-6.7%	1.8%-2.2%
Risk free interest rate	0.27%-11.2%	0.3%-11.2%	5.3%-11.2%
Forfeiture rate	0.12	0.45	0.07

SAR plan

Background

In 2009 OJSC VimpelCom’s Board adopted a SAR plan for members of senior management and employees. Following the completion of the Exchange Offer in 2011, the plan was modified to provide that it will be administered by OJSC VimpelCom’s General Director and board of directors, which determines the aggregate number of SARs that may be granted. A SAR, upon vesting, entitles the holder to receive a cash amount per SAR equal to any excess of the NASDAQ closing price of ADS on the exercise date over the price at which such SAR was granted. The Group also grants SAR’s to certain employees in accordance with their employment agreements.

The SAR granted is conditional on the grantee completing a specific period of service (vesting period) and meeting specific pre-defined KPIs, which vary depending on the grantee. The SAR will not vest if the KPI is not met.

The obligation under this plan is classified in other non-financial liabilities in the balance sheet.

Movements during the year

The following table illustrates the number, weighted average exercise prices and movements during the year:

	2013	2012	2011
SARs outstanding, beginning of year	2,674,020	1,868,460	1,590,660
Weighted-average exercise price SARs outstanding, USD per SAR	12.5	13.92	13.37
Weighted-average grant-date fair value at the beginning of the year, USD per SAR	1.04	8.23	11.73
The number of SARs granted	—	1,440,000	580,000
Weighted-average exercise price of SARs granted, USD per SAR	—	11.38	15.59
Weighted-average grant-date fair value of SARs granted during the year, USD per SAR	—	1.60	0.38
The number of SARs exercised	(130,000)	(250,000)	(90,960)
The number of SARs forfeited/modified/converted to SARs	(1,856,645)	(384,440)	(211,240)
Weighted-average exercise price of SARs forfeited, USD per SAR	12.23	13.42	14.73
The number of SARs outstanding, end of year	687,375	2,674,020	1,868,460
Weighted-average exercise price of SARs outstanding, USD per SAR	13.04	12.50	13.92
Weighted-average grant-date fair value at the end of the year, USD per SAR	1.37	1.04	8.23
Out of the SARs outstanding at the end of the year the number of SARs fully vested and exercisable	687,375	984,020	1,288,460
Weighted average remaining contractual life of the SARs outstanding, in years	2,19	3	3,5

Valuation

The valuation principles and assumptions made, incl. sensitivities are the same as discussed above for the Stock Option Plans.

Phantom option plans

In addition to the Stock Option Plans and SARs, members of the Supervisory Board and Management Board who are not employees participate in a “phantom” stock plan. The details of the plan and the movements are described in Note 27 “Related parties”. There were no new grants under this plan in the last four years.

Shares Awards

Certain members of senior management can be awarded with shares according to their specific employment contracts. There were no shares awarded in 2013. There were 200,000 shares awarded in 2012 and 700,000 in 2011. There were no grants prior to those years.

Executive and Director Investment Plan

In March 2012, The Company adopted the VimpelCom Ltd. Executive Investment Plan, or “EIP”, in which certain members of our senior management may participate, and in August 2012, the Company adopted the VimpelCom Ltd. Director Investment Plan, or “DIP,” in which members of our Supervisory Board may participate. Under the EIP and DIP, participants are invited to personally invest in our common shares. At the same time as their investment, participants will be awarded matching options to acquire a number of matching shares at the end of a specified performance period if, at the end of that performance period, certain performance conditions and other conditions set out in the plan documents have been met. If all conditions to vesting have been met, the number of matching shares that participants will receive when they exercise their options will be based on a multiple of their initial investment.

The EIP and DIP are administered by the Compensation Committee of the Supervisory Board. The Compensation Committee determines the timing of awards, the performance conditions and performance period for the vesting of the matching options. In the case of the EIP, the Compensation Committee also determines which members of our senior management will receive invitations.

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

Movements during the year for the Directors Investment Plan

	2013	2012
The number of options granted	107,406	107,406
Weighted-average exercise price of options granted, USD per option	10.45	10.45
Weighted-average grant-date fair value of options granted during the year, USD per option	19.65	19.65
The number of options exercised	—	—
The number of options forfeited/modified	—	—
Weighted-average exercise price of options forfeited, USD per option	—	—
The number of options outstanding, end of year	107,406	107,406
Weighted-average exercise price of options outstanding, USD per option	10.45	10.45
Weighted-average grant-date fair value at the end of the year, USD per option	19.65	19.65
Out of the options/SARs outstanding at the end of the year the number of options/SARs fully vested and exercisable		—
Weighted average remaining contractual life of the options outstanding, in years	1	2

Movements during the year for the Executive Investment Plan

	2013	2012
The number of options/SARs outstanding, beginning of year	550,311	—
Weighted-average exercise price of options/SARs outstanding, USD per option/SAR	7.61	—
Weighted-average grant-date fair value at the beginning of the year, USD per option/SAR	14.46	—
The number of options granted or converted from ESOP	329,945	550,311
Weighted-average exercise price of options granted, USD per option	11.93	7.61
Weighted-average grant-date fair value of options granted during the year, USD per option	18.77	14.46
The number of options exercised	(44,449)	—
The number of options forfeited/modified	(39,369)	—
Weighted-average exercise price of options forfeited, USD per option	7.61	—
The number of options outstanding, end of year	796,438	550,311
Weighted-average exercise price of options outstanding, USD per option	9.40	7.61
Weighted-average grant-date fair value at the end of the year, USD per option	16.24	14.46
Out of the options outstanding at the end of the year the number of options fully vested and exercisable		—
Weighted average remaining contractual life of the options outstanding, in years	1.4	2

Valuation

The fair value of the awards has been estimated using a Monte Carlo simulation model. The fair value of each award is estimated on the date of grant (or date of modification) and represents the expected pay-out. In estimating the fair value, the Company used significant assumptions taking into account the total shareholder return threshold on the VIP share performance (including dividend).

General information

The average share price for the years ended 31 December 2013, 2012 and 2011 was USD 11.53 per share, USD 10.24 per share and USD 12.5 per share respectively.

The total expenses recognized in these consolidation financial statements with respect to stock-based compensation were USD 16, USD 12 and USD 15 for the years ended 31 December 2013, 2012 and 2011 respectively (Note 9). The total unrecognized expenses with respect to stock-based compensation were USD 7 as of 31 December 2013 (2012: USD 8, 2011: USD 5).

25 Provisions

The following table summarizes the movement in provisions for the years ended 31 December 2012 and 2013:

	Income taxes provisions	Tax provisions other than for income tax	Provision for decommissioning	Legal provisions	Other provisions	Total provisions
At 1 January 2012	60	82	176	64	202	584
Arising during the year	100	29	26	13	43	211
Utilised	—	—	(3)	(15)	(42)	(60)
Reclassification	74	93	(7)	6	(98)	68
Unused amounts reversed	(15)	(29)	—	(19)	(19)	(82)
Translation adjustments and other	3	3	18	1	(6)	19

At 31 December 2012	222	178	210	50	80	740

Current 2012	51	60	—	4	77	192
Non-current 2012	171	118	210	46	3	548
At 1 January 2013	222	178	210	50	80	740
Arising during the year	228	224	17	25	1,311	1,805
Utilised	(3)	(40)	(2)	(23)	(34)	(102)
Reclassification	(106)	45	1	25	35	0
Unused amounts reversed	(58)	(36)	(1)	(7)	(10)	(112)
Discount rate adjustment and imputed interest (change in estimates)	—	—	(15)	—	—	(15)
Translation adjustments and other	(8)	(3)	(8)	(1)	1	(19)

At 31 December 2013	275	368	202	69	1,383	2,297

Total current	218	368	—	12	1,282	1,880
Total non-current	57	—	202	57	101	417

At 31 December 2013, other provisions include the claim from Bank of Algeria of USD 1,266 as further discussed in Notes 27 and 28.

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

26 Related parties

Shareholders and other related parties

As of 31 December 2013 the Company is primarily owned by two major shareholders: Altimo Coöperatief (a member of the Alfa group of companies, hereafter Altimo) and Telenor East Holding II AS (hereafter Telenor). The Company has no ultimate controlling shareholder.

The following table provides the total amount of transactions that have been entered into with related parties and balances of accounts with them for the relevant financial years:

	For the year ended and as of 31 December 2013	For the year ended and as of 31 December 2012	For the year ended and as of 31 December 2011
Revenue from Altimo	11	11	10
Revenue from Telenor	4	50	62
Revenue from associates	43	89	86
Revenue from Weather	1	—	—
Finance income from associates	39	681	164
Wind International Services Spa	—	27	86
Wind International Services Sarl	—	—	36
SPAL TLC SpA	38	18	—
Revenue from other related parties	—	4	37

	136	880	481

Services from Altimo	11	12	8
Services from Telenor	6	44	57
Services from associates	72	202	221
Services from Weather	—	—
Wind International Services Spa	—	—	343
Wind International Services Sarl	—	—	13
SPAL TLC SpA	49	—	—
Services from other related parties	—	30	42

	138	288	684

Cash and cash equivalent	52	112	69
Accounts receivable from Altimo	1	1	1
Accounts receivable from Telenor	7	7	10
Accounts receivable from Weather	5	—	—
Wind International Services Spa	—	26	17
Wind International Services Sarl	—	—	14
SPAL TLC SpA	11	46
Accounts receivable from associates	13	61	81
Financial asset receivable from associates	—	781	964
Accounts receivable from other related parties	—	3	38

	89	1,037	1,194

Non-current account receivable from associates	—	—	2

Accounts payable to Altimo	—	—	—
Accounts payable to Telenor	3	3	10
Accounts payable to Weather	—	—	—
Wind International Services Spa		—	4
Wind International Services Sarl	—	—	5
SPAL TLC SpA	9	10	—
Accounts payable to associates	11	40	25
Accounts payable to other related parties	—	9	38

	23	62	82

Outstanding balances and transactions with Altimo relate to operations with Altimo, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. VimpelCom has contracts with Alfa Insurance to provide the Company with medical, property and equipment liability insurance. VimpelCom has also entered into a general service agreement with Altimo Management Services Ltd. for provision of management advisory services, technical assistance and maintenance of network systems and equipment and other services. The Company also has contracts to provide fixed telecommunication service to Altimo and its subsidiaries. Refer to Note 28 for new financing transactions with Alfa Bank.

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

Outstanding balances and transactions with associates relate to operations with VimpelCom’s equity investees (Note 12). Loans receivable mainly represent outstanding balances from GWMC (Note 17). Euroset transactions mainly represent sales of telephones and accessories, dealer commission payments for the acquisition of new customers and commission for payments receipts.

Terms and conditions of transactions with related parties

Outstanding balances at the year-end, other than the loans from GWMC, are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended 31 December 2013, 2012 and 2011, VimpelCom has not recorded any impairment of receivables relating to amounts owed by related parties, other than the loans from GWMC (Note 17). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Company

Members of the Supervisory Board and Management Board of the Company are the key management personnel. The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel:

	2013	2012	2011
Short-term employee benefits	27	31	34
Long-term employee benefits	12	—	—
Share-based payment transactions	11	1	20
Termination benefits	1	—	—

Total compensation paid to key management personnel	51	32	54

Each of our unaffiliated directors currently receives an annual retainer of EUR 100,000. Each affiliated director receives an annual retainer of EUR 40,000, and our current chairman of the Supervisory Board receives an additional annual retainer of EUR 4,000. In addition, each unaffiliated director who serves as head of any of the official committees of our Supervisory Board receives additional annual compensation of EUR 25,000 per committee headed. All of our directors are reimbursed for expenses incurred in connection with service as a member of our Supervisory Board.

For this purpose, the term “unaffiliated director” means a director that is not an “Affiliate” (as defined in our bye-laws) nor employed by an Affiliate of the company and “affiliated director” means a director who is not an “unaffiliated director”.

In addition, our directors who are not employees may participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year, with an additional 10,000 phantom ADSs granted to the chairman of the Supervisory Board and an additional 10,000 phantom ADSs granted to each director for serving as head of any official committee of the Supervisory Board. The number of phantom ADSs actually granted to each director is determined by the Supervisory Board. Phantom ADSs do not involve actual ADSs or common shares, and the amount paid to a director upon redemption may not exceed USD 3.00 per ADS per year for each one-year term served by the director. Phantom ADSs vest at a rate of 1/12 of the grant amount for every month of service to our Company as a director after the grant date. Any vested phantom ADSs may be redeemed for cash only during the first open trading window period to occur after the date the director ceases to serve on the Supervisory Board; provided, however, that directors who are re-elected to subsequent terms on the Supervisory Board may also redeem any phantom ADSs related to previous periods of service during any open trading window that occurs while serving their subsequent terms. A director, upon exercise of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

•	the amount that the average sales price of one of our ADSs quoted on the NASDAQ for the 30-day period immediately prior to the date of exercise, exceeds;

•

the average sales price of one of our ADSs quoted on the NASDAQ for the 30-day period immediately prior to the date preceding the grant date of the phantom ADS; provided, however, that the amount paid to a director upon redemption may not exceed USD 3.00 per ADS per year for each one-year term served by the director.

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

In 2013 and 2012 there was no additional phantom ADS granted.

Our senior managers are eligible to participate in our stock option plans and SARs.

2013-2015 Cash Based Long Term Incentive Plan

In 2013, a new cash based Long Term Incentive Plan was adopted for senior management. Under the Long Term Incentive Plan, the target amount that can be earned during the 3 year performance period is determined at the time of the grant. The actual amount that can be earned is subject to the attainment of KPIs, which KPIs are set at the grant date for the duration of the three year performance period. The bonus vests in three annual tranches, assuming a full time participation in the plan as of January 1, 2013 up to and including 2015. Participants joining in 2014 and 2015 will have a different vesting schedule.

27 Commitments, contingencies and uncertainties

Risks

Currency control risks

The imposition of currency exchange controls or other similar restrictions on currency convertibility in Algeria and CIS countries (particularly in Uzbekistan) could limit VimpelCom’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as, remit dividends from the respective countries. Any such restrictions could have a material adverse effect on VimpelCom’s business, financial condition and results of operations. The continued success and stability of the economies of these countries will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms. Refer to Note 28 for further information regarding the Company’s agreement to resolve its disputes, including as it relates to currency restrictions, with the Algerian Government subsequent to year-end.

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

In addition, the Company has significant operations in the Ukraine, which represents 7.6% and 7.7% of the Company’s revenues and assets, respectively. The Ukraine is currently experiencing a period of significant political and macroeconomic volatility, the outcome of which cannot be predicted and could negatively affect the Company’s financial position, results of operations and business prospects.

While management believes it is taking the appropriate measures to support the sustainability of VimpelCom’s business in the current circumstances, unexpected further deterioration in the areas could negatively affect the Company’s results and financial position in a manner not currently determinable.

See also Note 28 regarding events after the reporting period pertaining to currency devaluations and other events in Russia and Ukraine.

Legislation risks

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, including as it relates to compliance with the rules of the telecom regulators in the countries in which VimpelCom operates, competition law and anti-bribery and corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”). Non-compliance with such rules and laws may cause VimpelCom to be subject to claims, certain of which may relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than what is discussed in this Note, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

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

Tax risks

The tax legislation in the markets VimpelCom operates in are unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions. Tax laws in many of the emerging markets in which we operate have been in force for a relatively short period of time as compared to tax laws in more developed market economies. Tax authorities in our markets are often somewhat less advanced in their interpretation of tax laws, as well as in their enforcement and tax collection methods.

Any sudden and unforeseen amendments of tax laws or changes in the tax authorities’ interpretations of the respective tax laws and/or double tax treaties, could have a material adverse effect on our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period (e.g. introduction of transfer pricing rules and Controlled Foreign Corporation (“CFC”) legislation).

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

In July 2012, OJSC VimpelCom was awarded a mobile license, a data transmission license, a voice transmission license and a telematic license for the provision of LTE services in Russia. The roll-out of the LTE network will occur through a phased approach based on a pre-defined schedule pursuant to the requirements of the license. The LTE services were launched in the middle of 2013 and offered in six regions in Russia by the end of the year. The services will be extended to a specific number of additional regions each year through to 1 December 2019 by when services must cover all of Russia. OJSC VimpelCom is required to comply with the following conditions among others under the terms of the license: (i) invest at least RUB 15 billion in each calendar year (for which the Company complied to date) in the construction of its federal LTE network until the network is completed, which must occur before 1 December 2019; (ii) provide certain data transmission services in all secondary and higher educational institutions in specified areas; and (iii) provide interconnection capability to telecommunications operators that provide mobile services using virtual networks in any five regions in Russia not later than 25 July 2016.

Apple

On 4 October 2013, OJSC VimpelCom and Apple RUS (“Apple”) signed an agreement regarding VimpelCom’s purchase of iPhones from Apple (the “Agreement”). Under the Agreement, a specified number of iPhones handsets are to be ordered by OJSC VimpelCom each quarter between 4 October 2013 and 30 June 2016 according to a schedule (the “Schedule”). Pursuant to the Agreement, OJSC VimpelCom must acquire a minimum of 600,000 iPhone handsets during the period of the Agreement. If OJSC VimpelCom does not comply with the Schedule and certain other terms of the Agreement, then according to the Agreement, OJSC VimpelCom could become liable for the shortfall in orders of iPhone handsets.

Operating lease commitments

Operating lease commitments are as follows:

	2013	2012	2011
Less than 1 year	297	244	155
Between 1 and 5 years	478	303	244
More than 5 years	315	275	185

Total	1,090	822	584

Operating lease commitments mainly relate to the lease of base station sites and office spaces. Operating leases can be renewed but may be subject to renegotiations with lessors.

Contingencies and uncertainties

Algerian Tax Claims

OTA has been subject to tax claims by the Algerian tax authority with respect to payment of taxes during its taxation periods, between 2004 and 2009.

Claims for August 2004 to August 2007 Period

In 2001, when OTA signed its investment agreement with the Algerian Investment Promotion Organization in connection with its GSM license, OTA was granted favorable tax treatment for a period of five years starting in August 2002 and ending in August 2007. OTA has been charged by the Algerian Direction des Grandes Entreprises (“DGE”) with a final tax reassessment for 2004 in April 2009 and has been ordered to pay approximately DZD 4.5 billion, including penalties (equal to approximately USD 56.3 at the exchange rate as of 31 December 2013).

In November 2009, OTA received a further final tax reassessment for the years 2005 through 2007 from the DGE ordering it to pay approximately DZD 47.5 billion, including penalties (equal to approximately USD 594.7 at the exchange rate as of 31 December 2013). The DGE has alleged, among other things, that (i) OTA did not keep proper manual accounts during these years notwithstanding that OTA’s accounts were fully audited and approved by both OTA’s international auditors and its local statutory auditors, and (ii) OTA deducted certain expenses such as management and bad debt expenses and therefore understated the taxable income.

In Algeria, the tax authorities are able to raise additional tax assessments up to four years after the end of the relevant tax period. OTA has received the final tax assessment for the years 2004 through 2007. OTA filed a tax claim objection (tax appeal) on the 2004 through 2007 final tax assessments.

On 2 March 2010 OTA received a rejection on its submitted administrative appeal filed on 24 December 2009 against the notice of reassessment dated 16 November 2009 received from the DGE in respect of the tax years 2005, 2006 and 2007. OTA’s administrative appeal in relation to the 2004 tax reassessment was also rejected (on 21 January 2010). OTA appealed these rejections before the Commission Centrale de Recours on 9 March 2010, which notified OTA of its rejection decision in writing on 31 March 2010. On 4 April 2010, OTA filed a petition before the Algiers Administrative Tribunal (the “ATA”) disputing the 2004 and 2005-2007 tax reassessments. Its claims were rejected in April 2012. OTA appealed the decision of the ATA before the Conseil d’Etat (State Council) in July 2012; these proceedings remain pending.

In 2011 OTA received an additional tax notification from the DGE in respect of the penalties for claims for the 2005-2007 period, in the amount of approximately DZD 2.8 billion (equal to approximately USD 34.5 at the exchange rate as of 31 December 2013. OTA has disputed these penalties as part of its appeal against the tax assessments.

Claims for 2008 and 2009 Tax Years

On 29 September 2010, OTA received a preliminary tax notification from the DGE in respect of the years 2008 and 2009, in which the DGE re-assessed taxes alleged to be owed by OTA in the amount of approximately DZD 17.1 billion (equal to approximately USD 218 at the exchange rate as of 31 December 2013), despite the fact that OTA has already paid the taxes due for these years.

The tax audit for these years was initiated in early 2010 following the tax filing for 2009.

This reassessment was based primarily on the allegation that OTA did not keep proper manual accounts for the years 2008 and 2009 notwithstanding that OTA’s accounts were fully audited and approved by both OTA’s international auditors and its local statutory auditors.

OTA received a final tax notification from the DGE in respect of the years 2008 and 2009 in December 2010 and OTA appealed the notification. OTA’s administrative appeal before the DGE in January 2011 was rejected on 20 April 2011 and its appeal before the Commission Centrale de Recours was also rejected in March 2012 (of which OTA was formally notified in June 2012). OTA appealed this rejection before the ATA in October 2012. The ATA rejected the appeal in July 2013. OTA is waiting for the ATA to release its decision but intends to appeal the decision to the Conseil d’Etat, which will be the final right of appeal. The timing for the hearing of the appeal and resulting decision by the Conseil d’Etat is uncertain.

OTA continues to appeal all of the tax claims and continues to believe that the assessments are unjustified. Without prejudice to its rights and the rights of its shareholders under its investment agreement with the Algerian Investment Promotion Organization, applicable bilateral investment treaty and applicable laws, OTA was required to prepay claimed amounts and penalties totaling approximately DZD 71.9 billion (equal to approximately USD 955 using the average annual exchange rates according to the years in which amounts were prepaid).

Notwithstanding that management considers the tax assessments as unfair and unjustified, the Company has agreed, effective at closing of the transaction with the Algerian Government further described in Note 28, that OTA will discontinue (with no admission of wrongdoing or liability) all pending proceedings relating to the above-described tax claims. As a result, after considering tax credits of USD 130 that the Algerian Government agreed could be used from the prepaid taxes, the balance of the tax receivable of USD 551 was written off as of 31 December 2013. Refer to Note 28 for more details.

Other Algerian Claims

Bank of Algeria Claim

On 15 April 2010, an injunction by the Bank of Algeria came into effect that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA. OTA has challenged this injunction in the Algerian courts but the case is still pending. As a result of the injunction OTA is prevented from importing equipment from foreign suppliers, save for a recent limited exemption allowing the importation of 3G equipment, and is prevented from transferring funds outside of Algeria. After the injunction was imposed, the Algerian authorities alleged breaches of foreign exchange regulations by OTA and a member of its senior management.

On 28 March 2012, the Algerian Criminal Court of First Instance handed down a judgment against OTA and a member of OTA’s senior executive team. The judgment consists of fines of DZD 99 billion (approximately USD 1,266 at the exchange rate as of 31 December 2013) including a criminal custodial sentence against a member of OTA’s senior executive team. On 5 April 2012, OTA and its senior executive appealed the Criminal Court’s judgment and on 27 May 2012, the Algerian Criminal Court of Appeal handed down judgment on the day of the hearing, confirming the judgment against OTA, suspending the criminal custodial sentence previously ordered against OTA’s senior executive and transferring the burden of payment of the USD 80.5 fine ordered against the senior executive to OTA. On 31 May 2012, OTA lodged a final appeal against the 27 May 2012 judgment before the Algerian Supreme Court, which is still pending.

OTA maintains that OTA and its senior executive have acted in compliance with the law, however the Company has agreed that OTA will pay the fines (with no admission of liability or wrongdoing) at closing of the transaction with the Algerian Government further described in Note 28. Consequently the provision for the full amount was recorded in the financial statements.

Arbitration following Tax Reassessments and Bank of Algeria litigation

On 12 April 2012, GTH submitted a formal Notice of Arbitration against the Algerian State in respect of unfair actions taken by the Algerian State against OTA. The claim in the Notice of Arbitration is being made under the arbitration rules of the United Nations Commission on International Trade Law. In the arbitration, GTH asserts that since 2008 its rights under the Agreement on the Promotion and Reciprocal Protection of Investments between Egypt and Algeria have been violated by actions taken by the Algerian Government against OTA, including the Algerian Criminal Court of First Instance’s 28 March 2012 judgment against OTA and a member of its senior executive team and the tax reassessments. Following an extensive exchange and submissions of documents, the arbitration hearing was scheduled to begin on 22 April 2014. As further described in Note 28, upon signing the SPA, GTH suspended the arbitration against the Algerian Government and, upon closing of the transaction with the Algerian Government further described in Note 28, the parties to the arbitration have agreed to terminate the arbitration and all claims relating thereto.

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

Algerian Business

The Algerian Government had announced its intention to unilaterally purchase OTA, alleging that it had the right to do so under the pre-emption right contained in the 2009 Finance Act and the 2010 Supplemental Finance Act. Pursuant to this legislation, the value of OTA was to be determined by a valuation advisor retained by the Algerian Government. As further described in Note 28 the Company, together with its subsidiary GTH, entered into the SPA to settle the disputes with the Algerian State and sell a 51% interest in OTA to the Algerian National Investment Fund subject to conditions precedent for a cash consideration of USD 2,643 which effectively resolves this matter.

Should the transaction with the Algerian Government not close and the Algerian Government resumes its attempt to unilaterally purchase OTA, this could have a material adverse effect on the financial condition and results of operations of the Company.

Iraqna Litigation

On 19 November 2012, Atheer Telecom Iraq Limited (“Atheer”, an affiliate of the Zain Group) initiated English High Court proceedings against Orascom Telecom Iraq Ltd. (“OTIL”) and GTH in relation to a dispute arising out of the sale by OTIL of its Iraqi mobile subsidiary, Iraqna, in 2007 to Atheer. Atheer’s claim is founded on the tax covenants in the underlying 2007 share purchase agreement (“2007 SPA”) between the parties. In particular, Atheer is seeking declarations from the Court that OTIL and GTH are liable to indemnify it in respect of three alleged tax liabilities: (1) a capital gains tax liability in the sum of IQD 219 billion (equal to approximately USD 197 as of 31 December 2013) in respect of the transaction that formed the subject-matter of the 2007 SPA; (2) an income tax liability in the sum of approximately IQD 96 billion (equal to approximately USD 86 as of 31 December 2013) in respect of the years 2004-2007; and (3) a withholding tax liability in the sum of approximately IQD 7 billion (equal to approximately USD 6 as of 31 December 2013).

The dispute is currently pending before the English High Court (Queen’s Bench Division) in London and is listed for hearing on 17 November 2014. OTIL and GTH are vigorously defending the claims, which are viewed without merit by the Company, and thus no provision has been recorded for this matter.

LLC Summa Telecom

LLC Summa Telecom (“Summa”) filed a claim with the Moscow City Arbitration Court against the Federal Service for Supervision Communications, Information Technology, and Mass Media (“Roskomnadzor”), the State Commission for Radio Frequencies, and LLC Scartel regarding the competitive tender for LTE licenses in the Russian federation. Under its decision of 7 June 2013, the Moscow City Arbitration Court brought the Ministry of Communications and Mass Media, OJSC VimpelCom, OJSC MegaFon, and OJSC MTS into the proceedings as third parties. Summa’s claim was dismissed by the Moscow City Arbitration Court on 15 August 2013. Summa’s subsequent appeal to the Ninth Arbitration Court of Appeals was dismissed on 16 December 2013. Summa filed a cassation appeal which was dismissed on 25 February 2014, and then an application for a review of the courts’ exercise of its supervisory power which was dismissed on 24 April 2014. Summa have no further rights of appeal so the matter is now considered closed.

KaR-Tel litigation with Ex-Shareholders

On 10 January 2005, KaR-Tel, the Company’s operator and subsidiary in Kazakhstan, received an “order to pay” (“Order to Pay”) issued by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies (the “Fund”), in the amount of TRY 7.55 billion (the equivalent of approximately USD 3.5 billion at the exchange rate as of 31 December 2013). Through various court proceedings since 2005, the Company has petitioned for an annulment of the Order to Pay.

On 25 October 2010, the 4th Administrative Court of Istanbul reviewed Kar-Tel’s petition to annul the Order to Pay and ruled in favor of KaR-Tel. The court decision has been appealed by the Fund. The court file was sent by the Court to the Councel of State for the appeal proceedings.

On 22 March 2012 the Fund’s and Kar-Tel’s appeals on the decision of the 4th Administrative Court of Istanbul dated 25 October 2010 were reviewed by the Prosecution Office of the Council of State and have been sent to the 13th Chamber of the Council of State for review on the merits.

The Company continues to believe that the Fund’s claim is without merit, and KaR-Tel will take whatever further actions it deems necessary and appropriate to protect itself against the Fund’s claim. No provision has been made in relation to this case.

Italian Competition Authority Investigation

On 13 September 2012, the Italian Competition Authority (the “ICA”) opened an anti-trust investigation in respect of three Italian mobile network operators (Telecom Italia, Vodafone and WIND) and carried out dawn raids on their premises. The investigation was started following a claim by Italian mobile virtual network operators, Bip Mobile. Bip Mobile alleged that Telecom Italia, Vodafone and WIND had entered into an agreement which was aimed at preventing the entry of Bip Mobile into the Italian mobile market through collusive pressure on the multi-brand point of sales starting as of June 2012. WIND is currently defending its conduct against Bip Mobile’s allegations and cooperating with the ICA in accordance with usual legal and procedural steps. The investigation was initially due to conclude on 30 September 2013 but the deadline was postponed to 30 March 2014 pursuant to the ICA’s decision of 23 September 2013.

Pursuant to its decision of 20 December 2013, the ICA extended its investigation to possible vertical agreements between Telecom Italia and WIND and their respective multi-brand dealers aimed at excluding competitors. Pursuant to this decision, the deadline for the conclusion of the investigation has been further postponed to 20 October 2014.

Pursuant to Section 15 of Italian Law no. 287 of October 10, 1990, as amended, in the most serious cases, depending on the gravity and the duration of the infringement assessed, the ICA may decide to impose a fine up to 10% of the turnover of each undertaking over the previous fiscal year.

At this time, the Company is unable to assess the likelihood of the ultimate outcome of this investigation and its effect on the Company’s operating results and financial condition. No provision has been recorded.

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

GTH

The Egyptian Large Taxpayers Office (the “LTO”) conducted a review of GTH’s tax filings for tax years 2000-2004. The LTO concluded that certain investments made by GTH during this period were actually license fees paid to foreign governments for which Egyptian withholding tax was due according to Egyptian tax laws. The LTO accordingly assessed EGP 1.9 billion (equal to approximately USD 327 at the exchange rates as of 31 December 2010) in additional tax liabilities against GTH for these tax years. GTH challenged the LTO’s assessment in a proceeding before an appellate committee of the Egyptian Ministry of Finance. On 15 May 2012, the appellate committee cancelled the LTO’s assessment for certain of the tax years. Based on the appellate committee’s decision and subsequent assessments issued to GTH, GTH’s assessed liability as of 29 November 2012 stood at approximately EGP 323.0 million (approximately USD 53 at the exchange rate as of 29 November 2012) in back taxes for the relevant years and approximately EGP 430.5 million in penalties and interest (approximately USD 70 at the exchange rate as of 29 November 2012). In addition, as a result of the appellate committee’s decision, the LTO assessed additional tax liabilities in subsequent tax periods relating to the carry forward losses of GTH. As of 31 December 2013, GTH has paid approximately EGP 381.4 million (approximately USD 55 at the exchange rate as of 31 December 2013) toward the assessed amounts while it continues to challenge them. The LTO has also challenged the appellate committee’s decision and is seeking to reinstitute its original assessment.

The Company has recorded a liability of USD 2 for remaining instalments in relation to this matter and a provision of USD 8.

Egyptian tax returns 2008-2009

In 2013 the LTO conducted a review of GTH tax filings for the years 2008 and 2009. On 24 February 2014, GTH received the initial assessment from the LTO for the years 2008-2009 seeking a total tax of EGP 2.9 billion (USD 420 as of that date) based on the LTO’s calculation of GTH’s taxable income for the periods in question. The taxable income has been revised by EGP 7.1 billion (USD 1,021 as of that date) subject to 20% additional income taxes (EGP 1.4 billion or USD 207) excluding penalties and interest. The LTO alleged that GTH wrongfully claimed tax deductions and tax exemptions in connection with corporate income taxes and withholding taxes, which GTH firmly denies. GTH filed an objection on the same day, 24 February 2014, to the LTO’s assessment. A tax provision of EGP 186 million (USD 27 as of 31 December 2013) has been recorded for this matter.

Italian Tax Audits

Wind Telecom Tax Audit

In the first quarter of 2013, the Agenzia delle Entrate (“ADE”) (Italian tax authority) initiated an audit on Wind Telecom for the tax year 2009 relating to certain tax deductions taken by the company in connection with the disposal of Wind Hellas Telecommunications S.A.. In July 2013, Wind Telecom settled the audit by agreeing to pay the sum of approximately EUR 31 million to the ADE (approximately USD 42 at the then exchange rate). Pursuant to the terms of the settlement, EUR 15 million of the settlement amount was paid within 20 days of the settlement date with the balance coming due in quarterly instalments through to 10 July 2016.

Pursuant to the indemnities contained in the share sale and exchange agreement between the Company and Orascom TMT Investments S.a.r.l. (formerly, Weather Investments II S.a.r.l) (“OTMTI”) (the “SSEA Indemnity”), the Company is pursuing reimbursement of a significant portion of the settlement from OTMTI and has recorded the amount as an indemnification asset.

Wind and WAHF Tax Audits

In December 2013, the ADE issued a tax assessment for the year 2008 relating to the non-application of withholding taxes by Wind in connection with the senior credit agreement dated 26 May 2005. In December 2013, the Guardia di Finanza (“GDF”) issued a report challenging the non-application of withholding taxes for tax year 2009 by WAHF in connection with the PIK loan agreement dated 11 August 2005. Wind and WAHF have denied the claims while discussing with the ADE the possibility of finding a settlement of the claims without prejudice to their rights to challenge such claims in court.

In the event Wind or WAHF pay any amounts to the ADE in respect of the withholding tax audits, the Company will pursue reimbursement of a significant portion of those amounts from OTMTI pursuant to the SSEA indemnity.

On 5 March 2014, the GDF issued a report challenging the deduction by WAHF of interest and other financial costs for tax years 2005 and 2009-12, and the non-taxation of additional income for tax year 2009. WAHF is assessing its options in respect of the report. The ADE has challenged the non-application of substitute tax by senior lenders to Wind under the senior facilities agreement dated 24 November 2010, which in turn has resulted in Wind paying the amount claimed by the ADE to the senior lenders pursuant to contractual indemnification provisions. These assessments have been appealed by the senior lenders in coordination with Wind.

Investigation of the operations in Uzbekistan

In June 2007, Takilant, Ltd. (“Takilant”) purchased from the Company a 7% interest in the Company’s business in Uzbekistan for USD 20 and entered into a shareholders agreement with the Company. In September 2009, Takilant exercised its option to put its 7% interest to the Company for USD 57.5, an amount specified in the shareholders agreement. In addition, the Company had agreements with Takilant relating to the acquisition of frequency spectrum (including with respect to 3G and LTE) and channels in Uzbekistan pursuant to which the Company paid Takilant an aggregate of USD 57.

It has been reported in the press that Takilant is currently being investigated in Sweden and Switzerland on allegations that it and certain persons associated with it have committed acts of bribery and money-laundering connected with their activities in Uzbekistan, and also that Takilant is being investigated in The Netherlands and perhaps other jurisdictions. These investigations may, in part, involve the Company.

As a result of concerns arising from press reports regarding Takilant, the Company commenced an internal investigation with respect to its operations in Uzbekistan, including its relations with Takilant, and in 2013 the Company retained external counsel with expertise relating to the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws and regulations to conduct such investigation.

In March 2014, the Company disclosed that the United States Securities and Exchange Commission (“SEC”), the United States Department of Justice (“DOJ”) and the Dutch public prosecutor’s office are conducting investigations related to the Company. Also in March 2014, the Company’s headquarters in Amsterdam were visited by representatives of the Dutch authorities, including the Dutch public prosecutor’s office, who obtained documents and informed the Company that it was the focus of a criminal investigation in The Netherlands. The investigations by these authorities appear to be concerned with the Company’s operations in Uzbekistan, including relations with Takilant.

Following notice of the investigations by the SEC, the DOJ and the Dutch public prosecutor’s office, the Company established a Special Committee of the Supervisory Board in March 2014, consisting of three outside directors, to oversee the internal investigation being conducted by the Company’s external counsel and the Company’s response to the inquiries by various authorities. While the initial focus of the investigation being conducted by the Company’s external counsel was related to the Company’s Uzbekistan operations, including relations with Takilant, and whether there was any conduct in the Company’s operations in Uzbekistan that may have violated the anti-bribery provisions of the FCPA, the FCPA’s books and records and internal controls provisions, applicable local laws and/or the Company’s own internal policies, the investigation is also reviewing the Company’s operations in additional countries.

In 2013, the Company reported revenues, Adjusted EBITDA and total assets from its Uzbekistan operations of USD 673, USD 347 and USD 1,133, respectively, which equals 3.0%, 4.2% and 2.3% of the Company’s revenues, Adjusted EBITDA and total assets, respectively.

The Company expects that it will incur costs related to the requests for information and testimony in connection with the investigations and in conducting the internal investigation, which costs will be expensed as incurred.

The SEC, DOJ and Dutch investigations, as well as the Company’s own investigation, are continuing, and the Company is presently unable to predict the duration, scope or results of these investigations or how the results of these investigations may impact the Company’s internal controls, business, and the results of operations or financial condition. Further, there can be no assurance that such investigations will not be broader in scope than they currently appear, or that new investigations will not be commenced in these or other jurisdictions, or that there will not be litigation commenced against the Company.

One or more enforcement actions could be instituted in respect of the matters that are the subject of some or all of the investigations. The DOJ and SEC have a broad range of civil and criminal sanctions under the FCPA and other laws and regulations, including, but not limited to, fines, penalties, and disgorgement of profits. The Dutch public prosecutor’s office and enforcement authorities in other jurisdictions also have a range of sanctions under the relevant laws and regulations. The imposition of any of these sanctions or remedial measures could have a material adverse effect on the Company’s results of operations or financial condition. At this time, no provision for any such fines, penalties, or disgorgements has been recorded, as management does not yet have enough information to reasonably estimate such amounts.

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

Kyrgyzstan settlement

Sky Mobile was one of fourteen defendants to litigation proceedings in the High Court of the Isle of Man brought by affiliates of Mobile TeleSystems (the “MTS Claimants”). The claim arose from a dispute in 2005 between the claimants and Fellowes International Holdings Limited (“Fellowes”) over the ownership of Bitel, a Kyrgyz telecommunications company. The MTS Claimants alleged that a Kyrgyz judgment in 2005, which determined that Fellowes rather than the MTS Claimants was the rightful owner of Bitel, was wrongfully obtained. The MTS Claimants further alleged that a sale of Bitel’s assets to Sky Mobile in 2006 was wrongful.

On June 22, 2013, the parties to the litigation reached an agreement to settle all claims against one another and terminate the court proceedings. VimpelCom made a payment of USD 25.5 million by way of contribution towards the settlement.

Pledges and guarantees

As of 31 December 2013 and 2012, the collateral pledged by the Company and its subsidiaries as security for their financial liabilities was as follows:

Wind Telecom

Wind Telecom pledge its shares in WAHF in favour of the Bank of New York Mellon as Trustee (BNY Corporate Trustee Services Limited) as a security of the notes issued by WIND Acquisition Holding Finance SA.

WAHF Group

WAHF pledged 146,100,000 ordinary shares without nominal value representing 100% of the corporate capital of the subsidiary WIND Telecomunicazioni SpA in favour of the Guaranteed Creditors pursuant to the related Deed of pledge over the shares. WIND Telecomunicazioni SpA pledged 6,200 shares representing 100% of the corporate capital of the subsidiary Wind Acquisition Finance SA in favour of a pool of banks pursuant to the related share pledge agreement.

WAHF issued a special lien pursuant to article 46 of the Consolidated Banking Law of Italy on certain assets, present and future, belonging to the subsidiary Wind Italy as specified in the relevant deed, in favour of the banking syndicate party to the Senior Facility Agreement and other creditors specified in the relevant deed. Also in order to provide a guarantee for its obligations, Wind Italy has pledged as security its trade receivables, receivables arising from intercompany loans and receivables relating to insurance policies, present and future, as described in the specific instrument, its receivables arising from the Put and Call option dated May 26, 2005 as described in the relevant deed and the subsidiary WIND Telecomunicazioni SpA’s trademarks and intellectual property rights, as specified in the relevant deed, to the banking syndicate in accordance with the Senior Facility Agreement, expiring in 2016-2017, and the other lending parties specified in the supplemental deed related to the respective contract as a guarantee for and in favour of the customers to the Senior Notes, expiring in 2017, issued on July 13, 2009 by Wind Acquisition Finance SA and in favour of the customers to the Senior Secured Notes, expiring in 2018-2020, issued on November 26, 2010, April 13, 2012 and April 29, 2013 by Wind Acquisition Finance SA.

The guarantees and sureties have been received by WAHF Group from banks and insurance companies on behalf of the WAHF Group and in favour of third parties in respect of commitments of various kinds at the amount approximately EUR 344 million as of 31 December 2013 (2012: EUR 525 million) (USD 473 and USD 693 hereafter in this paragraph at the exchange rate as of 31 December 2013 and 2012 respectively), out of which (a) EUR 10 million (approximately USD 13) (2012: EUR 22 million (approximately USD 29)) issued by insurance companies, of which EUR nil million (USD nil) (2012: EUR 14 million (USD 19)) in favour of the Rome Tax Revenue Office, as security against the WAHF Group’s excess VAT receivable which was offset in 2008 for EUR 30 million (or USD 39) and in 2009 for EUR 14 million (or USD 18) as part of the special procedure envisaged by Presidential Decree no. 633 of October 26, 1972 and subsequent amendments and (b) EUR 334 million (approximately USD 459) (2012: EUR 503 million (approximately USD 664)) issued by banks, relating to participation in tenders, of which EUR 277 million (USD 380) (2012: EUR 439 million (USD 579)) in favour of the Minister for Economic Development for the participation in the tender procedure it had been awarded the frequency use rights in the 800, 1800, 200 and 2600 MHz bands, to sponsorships, property leases, operations regarding prize competitions, events and excavation licenses.

Collateral

Telecom Ventures, a subsidiary of the Company, has short term deposits as per 31 December 2013 for USD 186 (2012: nil) with Standard Chartered Bank as security for the bridge facility provided by the same bank to Bangladesh Digital Communications Ltd. VimpelCom Amsterdam B.V. has pledged cash and cash equivalents as per 31 December 2013 for USD 47 (2012: nil) with Citibank and Crédit Agricole as security for the Hermes loans of OTA, B.V. VimpelCom Finance S. à r.l. has pledged short term deposits as per 31 December 2013 for USD 20 (2012: 20) with ANZ Bank as security for the loan provided by the same bank to VimpelCom Lao Ltd.

28 Events after the reporting period

Sale of 51% shareholding in Orascom Telecom Algerie (OTA) and settlement of disputes with the Algerian State

The Company, together with its subsidiary GTH, has agreed to settle its disputes with the Algerian Government and has entered into an SPA to sell a non-controlling 51% interest in OTA to the Fonds National d’Investissement (the “Algerian National Investment Fund” or “FNI”) subject to conditions precedent for a cash consideration of USD 2,643.

Also, upon signing of the SPA, GTH suspended its current arbitration against the Algerian Government and, upon closing of the transaction (“Closing”), the parties to the arbitration will terminate the arbitration and all claims relating thereto.

The Company, GTH and the FNI will enter into a shareholders agreement (“SHA”), effective as of Closing, which will govern the relationship of GTH and the FNI as shareholders in OTA going forward. GTH will continue to exercise operational control over OTA and, as a result, both GTH and VimpelCom will continue to consolidate OTA. Accordingly, the gain upon sale will be recorded directly in equity as a transaction between the owners acting in their capacity as shareholders upon Closing of the SPA.

Prior to the completion of the sale, OTA will pay a dividend to GTH in the amount at a minimum of USD 1,862 equivalent. VimpelCom recorded a deferred income tax liability related to withholding taxes on these dividends in its consolidated income statement for the year ended 31 December 2013.

Prior to Closing and in order to facilitate the Closing, OTA will contribute its operations to Optimum Telecom Algérie S.p.A. (“Optimum”), a wholly-owned subsidiary of OTA. In addition, at or prior to Closing, Optimum intends to establish a credit facility with a syndicate of local banks in an amount of up to DZD 82,000 (USD 1,000 equivalent) to finance its operations.

As part of the transaction, the Company agreed, effective at Closing, that OTA will waive its tax receivable from the Algeria tax authorities in an amount of DZD 43,198 million (USD 551 equivalent), and pay with no admission of liability or wrongdoing, the fines from the Bank of Algeria of up to DZD 99,000 million (USD 1,266 equivalent) for alleged breaches of foreign exchange regulations in Algeria. As a condition precedent to Closing, the Bank of Algeria would lift the injunction that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA, which will allow OTA to import the necessary equipment to improve the quality of the existing network, and pay dividends.

The waiver of the tax receivable and the payment of the claim from the Bank of Algeria are contingent upon Closing and are integral part of the SPA.

Settling both disputes as part of entering into the SPA was considered an adjusting subsequent event under IAS 10 “Events after the Reporting Period”. Consequently, the waiver of the tax receivable of DZD 43,198 million (USD 551 equivalent) and the BofA payment of DZD 99,000 million (USD 1,266 equivalent) were recorded in the consolidated income statement for the year ended 31 December 2013 as Income tax expense and Selling, general and administrative expenses, respectively. Also, deferred tax liabilities and related income tax expense were recorded for temporary difference on undistributed reserves in OTA of USD 246, representing the future withholding tax on the dividend to be paid prior to closing and relating to the future capital gain tax. Additional tax charges of USD 88 were accounted for in 2013, due to the adverse tax impact of recording a provision for above mentioned claim from Bank of Algeria. As a result, the Group took a one-off cumulative charge of USD 2,151 in its 2013 consolidated income statement.

As part of the transaction, GTH will have an option to sell (a “Put Option”) all (and not less than all) of the OTA shares it holds to the FNI at the then fair market value. The Put Option is exercisable solely at the discretion of GTH during the three month period between 1 July 2021 and 30 September 2021 as well as upon occurrence of certain events. Concurrently, the FNI will have an option to buy (a “Call Option”) from GTH all (and not less than all) of the OTA shares GTH owns at the then fair market value. The Call Option is exercisable solely at the discretion of the FNI during the three month period between 1 October 2021 and 31 December 2021 as well as upon the occurrence of certain events.

In order to effect the sale transaction with the FNI, GTH has signed a Framework Agreement with Cevital S.p.A. (“Cevital”), which holds just over 3% of OTA shares under which the existing OTA shareholder arrangements will be terminated and GTH will acquire Cevital’s OTA shares. In exchange for a purchase consideration of USD 178 (equivalent to the implied price at which the FNI is acquiring its 51% stake) and the right to USD 56 from OTA’s pre-Closing dividend, GTH will transfer to Cevital the shares of a wholly-owned subsidiary which will hold a five year convertible bond issued by VimpelCom in the amount of USD 234. This bond will pay interest at an annual rate of 3.75% and will be convertible six months after the issuance date, up until three months before maturity date, into VimpelCom ADSs at a conversion price equal to a premium of 40% above the prevailing ADS price at the time of issue.

As part of the Cevital transaction, GTH will grant Cevital a right to repurchase 3.43% of OTA shares for a fixed amount of USD 178. Such right may be exercised on the fifth anniversary of Closing (as well as upon the occurrence of certain specific events prior to that time) or at any time between the fifth and seventh anniversaries of Closing. The Cevital transaction is conditional upon negotiation and execution of definitive documentation, receipt of requisite governmental approvals and on Closing of the transaction with the FNI. VimpelCom will guarantee the obligations of GTH in the Cevital transaction. In case the Closing does not take place, GTH and Cevital have also agreed in principle to negotiate agreements under which GTH will pay Cevital 3.43% of the net amount, if any, collected by GTH in the arbitration against the Algerian State in exchange for Cevital transferring all of its OTA shares to GTH and terminating the current OTA shareholder arrangements.

Currency devaluations

Since 1 January 2014, the RUB has gradually devalued against the USD and other major currencies by approximately 9%. A 10% change in the RUB to USD exchange rate has a decreasing impact on the Revenue and EBITDA of approximately 4%.

Since 1 January 2014, due to an unstable political and macroeconomic situation in Ukraine, the Ukrainian currency has significantly devalued against the USD and other major currencies by approximately 43%. A 10% change in the Hryvnia to USD exchange rate has a decreasing impact on the Revenue and EBITDA of 1%. These and any further negative developments in Ukraine could adversely impact results and the financial position of the Group and its Ukrainian subsidiaries in a manner not currently determinable.

On 11 February 2014, the exchange rate of the Kazakh Tenge to the USD and other major currencies was devalued by the local Central Bank by approximately 19%, however the impact on the Revenue and EBITDA is not material.

Since 1 January 2014, the Kyrgyzstan Som gradually devalued against the USD and other major currencies by approximately 10%. However, the impact on the Group’s Revenue and EBITDA is not material.

Italy

On 2 January 2014, Fastweb served to WIND Italy a damages claim based on the antitrust proceedings No. A/357 – which in August 2007 condemned WIND Italy and Telecom Italia for abuse of their dominant positions in the wholesale termination market in favor of their respective internal commercial divisions and to the detriment of the competitors in the fixed market. At this time, the Company is unable to assess the likelihood of the ultimate outcome of this litigation and its effect on the Company’s operating results and financial condition. No provision has been recorded.

Refinancing in Italy

On 23 April 2014, WAF issued EUR 1,750 million 7.00% Euro denominated Senior Notes due 2021 and USD 2,800 7.375% U.S. dollar denominated Senior Notes due 2021 (together, the “2021 Notes”). The 2021 Notes are guaranteed by Wind Telecomunicazioni S.p.A. The USD 2,800 U.S. dollar denominated Senior Notes are hedged with Cross Currency Interest Rate Swaps to EUR for an amount of EUR 2,030 million. The maturity date of the 2021 Notes and the related Cross Currency Interest Rate Swaps is 23 April 2021. Pursuant to these Cross Currency Interest Rate Swaps, WAF receives a fixed USD rate of 7.375% and pays a fixed EUR rate equal to on average 6.4364% on EUR 1,450 million principal amount and a floating EUR rate equal to 6 months Euribor plus on average 5.0688% on EUR 580 million principal amount.

WAF issued an Offer to Purchase all amounts outstanding under its 11.75% Senior Notes due 2017 using a portion of the proceeds of its offering of 2021 Notes. Of the outstanding amounts of EUR 1,250 million and USD 2,000, notes for amounts of EUR 1,084 million and USD 1,890 were tendered and settled on 23 April 2014. The remaining outstanding notes will be called as per 15 July 2014. On 23 April 2014, funds have been placed in escrow accounts to fulfil those payments. The Cross Currency Interest Rate Swaps related to the USD 2,000 11.75% Senior Notes due 2017 have been restructured to become part of the aforementioned Cross Currency Interest Rate Swaps related to the 2021 Notes.

WAHF issued an Offer to Purchase all amounts outstanding under its 12.25% Senior Notes due 2017 using, indirectly, a portion of the proceeds of the offering of 2021 Notes by WAF, as well as a EUR 500 million indirect cash injection from VimpelCom, which was settled on 17 April 2014. Of the outstanding amounts of EUR 528 million and USD 1,015, notes for amounts of EUR 468 million and USD 976 were tendered and settled on 23 April 2014. The remaining outstanding notes will be called as per 15 July 2014. On 23 April 2014, funds have been placed in escrow accounts to fulfill those payments.

The income statement impact of the repayment of these notes is expected to be immaterial.

Related to the aforementioned refinancing transaction, Wind Telecomunicazioni S.p.A. has requested, and was granted, consent from the lenders in the Senior Facility Agreement (“SFA”) to enable, among other matters, a releveraging of Wind Telecomunicazioni S.p.A. and an upstream loan to its parent WAHF, the adjustment of the financial covenant ratios and extension of the tenors of the SFA, settlement of an intercompany loan with Wind Telecom S.p.A., and modification of the change of control definition in exchange for a consent fee and an increase of the margin by 0.25%.

New financing transactions VimpelCom Amsterdam B.V.

On each of 2 April 2014 and 18 April 2014, VimpelCom Amsterdam B.V. signed a credit facility agreement with OAO “Alfa-Bank”, each for a total principal amount of USD 500 (each an “Alfa-Bank Credit Facility”). Each Alfa-Bank Credit Facility has a three-year term, bears interest at a rate of LIBOR plus 3.25% per annum (subject to adjustments in accordance with the terms of the agreement) and is guaranteed by VimpelCom Holdings B.V. On 3 April 2014 and 23 April 2014, VimpelCom Amsterdam B.V. drew down USD 500, and USD 500 under the respective Alfa-Bank Credit Facilities.

On 7 April 2014, VimpelCom Amsterdam B.V. also signed a revolving credit facility agreement with 11 international banks for a total principal amount of USD 1,650, with an option to increase the principal amount of the facility by up to USD 150 within 6 months after the date of signing (the “2014 RCF”). The 2014 RCF has a three year tenor, bears interest at a rate of LIBOR plus 2.25% per annum (subject to adjustments in accordance with the terms of the agreement) and is guaranteed by VimpelCom Holdings B.V. On 23 April 2014, VimpelCom Amsterdam B.V. drew down USD 1,000 under the 2014 RCF.

On 16 April 2014 and with effect as from 25 April 2014, VimpelCom cancelled the existing USD 225 and EUR 205 million (equivalent to an aggregate approximate USD 508 as of 25 April 2014) revolving credit facility that VimpelCom Amsterdam B.V., as borrower, had entered into in 2011.

New financing transaction Banglalink Digital Communications Ltd.

On 25 April 2014, our Bangladesh subsidiary Banglalink issued USD 300 8.625% Senior Notes due 2019 (the “BDC Notes”). The BDC Notes were issued at a re-offer price of 99.008%, with a re-offer yield to maturity of 8.875% and settled on 6 May 2014. Interest is payable semi-annually. The BDC Notes mature in five years.

During May 2014, BDC will repay all amounts outstanding under its 17 December 2013 bridge facility from Standard Chartered Bank, using a remaining portion of the proceeds of its offering of BDC Notes.

Also during May 2014, using a further portion of the proceeds of the offering of BDC Notes and other funds available to it, Banglalink will repay 13.5% senior BDT notes, its additional Hermes facility from Standard Chartered Bank and three other smaller facilities, each of which had been subject to a common terms agreement dated 13 June 2007, as amended, and related intercreditor and security agreements.

Mobilink 3G license granted

On 24 April 2014, Mobilink, the Company’s subsidiary in Pakistan, acquired a 3G license with a term of 15 years for USD 301.

Amsterdam, 15 May 2014

VimpelCom Ltd.

EXHIBIT LIST

Exhibit No.	Description
1.1	Bye-laws of VimpelCom Ltd. adopted on April 20, 2010 and Amended and Restated on September 25, 2013. *

2.1	Form of Deposit Agreement (common shares) between VimpelCom Ltd. and The Bank of New York Mellon, as depositary.**

2.2	Agreement to furnish instruments relating to long-term debt.†

2.3	Registration Rights Agreement, dated as October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS.***

2.4	Assignment, Assumption and Amendment Agreement to the Registration Rights Agreement, dated as of November 27, 2013, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS, Telenor East Invest AS and Telenor East Holding II AS.****

2.5	Indenture, dated as of April 23, 2014, by and among Wind Acquisition Finance S.A., WIND Telecomunicazioni S.p.A., BNY Mellon Corporate Trustee Services Limited, The Bank of New York Mellon, London Branch, The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A.†

4.1	Form of Indemnification Agreement.+

4.2	Executive Investment Plan.++

4.3	Director Investment Plan.+++

8.	List of Subsidiaries.†

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.†

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.†

15.1	Consent of Ernst & Young Accountants LLP.†

15.2	Letter from Ernst & Young Accountants LLP on Item 16 F.†

*	Incorporated by reference to Exhibit 99.2 of the Report of Foreign Private Issuer on Form 6-K of VimpelCom Ltd., filed on September 27, 2013.
**	Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (Registration No. 333-164770) of VimpelCom Ltd., filed on February 8, 2010.
***	Incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (Registration No. 333-164770) of VimpelCom Ltd., filed February 8, 2010.
****	Incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Telenor East Holding II AS on December 5, 2013
+	Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of VimpelCom Ltd. for the fiscal year ended December 31, 2010, filed on June 30, 2011.
++	Incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 (Registration No. 333-180368) of VimpelCom Ltd., filed on March 27, 2012.
+++	Incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 (Registration No. 333-183294) of VimpelCom Ltd., filed on August 14, 2012.
†	Filed herewith.