Form 20-F
period 2014-12-31
VimpelCom Ltd.
filed 2015-03-24
CIK 1468091

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-34694

VIMPELCOM LTD.

(Exact name of registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Scott Dresser

Group General Counsel

Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

Tel: +31 20 797 7200

Fax: +31 20 797 7201

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, or ADSs, each representing one common share	NASDAQ Global Stock Market

Common shares, US$0.001 nominal value	NASDAQ Global Stock Market*

*	Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,756,731,135 common shares, US$0.001 nominal value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☒    No  ☐

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

EXPLANATORY NOTE

References in this Annual Report on Form 20-F to “VimpelCom” and the “VimpelCom Group,” as well as references to “our company,” “the company,” “our group,” “we,” “us,” “our” and similar pronouns, are references to VimpelCom Ltd., an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. All section references appearing in this Annual Report on Form 20-F are to sections of this Annual Report on Form 20-F, unless otherwise indicated. This Annual Report on Form 20-F includes audited consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012 prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” and presented in U.S. dollars. The company adopted IFRS as of January 1, 2009.

In this Annual Report on Form 20-F, references to “€,” “EUR,” or “Euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty on the Functioning of the EU, as amended, references to “Russian rubles” or “rubles” or “RUB” are to the lawful currency of the Russian Federation and references to “US$” or “$” or “USD” or “U.S. dollars” are to the lawful currency of the United States of America. References to “LIBOR” are to the London Interbank Offered Rate, references to “EURIBOR” are to the Euro Interbank Offered Rate, references to “MosPRIME” are to the Moscow Prime Offered Rate, references to “KIBOR” are to the Karachi Interbank Offered Rate, references to

“AB SEK” are to AB Svensk Exportkredit, references to “Bangladeshi T-Bill” are to Bangladeshi Treasury Bill and references to “Rendistato” are to the weighted average yield on a basket of Italian government securities produced and published by Bank of Italy.

This Annual Report on Form 20-F contains translations of certain non-U.S. currency amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the relevant non-U.S. currency amounts actually represent such U.S. dollar amounts or could be converted, were converted or will be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Euro, Algerian dinar, Pakistan rupee, Bangladesh taka and Canadian dollar amounts at the exchange rates provided by Bloomberg Finance L.P. and from Russian ruble, Ukraine hryvnia, Kazakh tenge, Uzbek som, Armenian dram, Georgian lari and Kyrgyz som amounts at official exchange rates, as described in more detail under “Item 5—Operating and Financial Review and Prospects—Certain Factors Affecting our Financial Position and Results of Operations—Foreign Currency Translation” below.

In addition, the discussion of our business and the telecommunications industry in this Annual Report on Form 20-F contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1—Glossary of Terms.

Certain amounts and percentages that appear in this Annual Report on Form 20-F have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. VimpelCom calculates Adjusted EBITDA as profit for the year before depreciation, amortization, impairment loss, finance costs, income tax expense and the other line items reflected in the reconciliation table in “Item 3—Key Information—A. Selected Financial Data” below. Our consolidated Adjusted EBITDA includes certain reconciliation adjustments necessary because our Russia segment excludes certain expenses from its Adjusted EBITDA. As a result of reconciliations, our consolidated Adjusted EBITDA differs from the aggregation of Adjusted EBITDA of each of our reportable segment. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total operating revenue, expressed as a percentage. Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses Adjusted EBITDA and Adjusted EBITDA margin as supplemental performance measures and believes that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are indicators of the strength and performance of the company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of Adjusted EBITDA and Adjusted EBITDA Margin include the key revenue and expense items for which the company’s operating managers are responsible and upon which their performance is evaluated. Adjusted EBITDA and Adjusted EBITDA Margin also assist management and investors by increasing the comparability of the company’s performance against the performance of other telecommunications companies that provide EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating profit between periods. However, our Adjusted EBITDA results may not be directly comparable to other companies’ reported EBITDA or OIBDA results due to variances and adjustments in the components of EBITDA (including our calculation of Adjusted EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s or Adjusted EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, is presented in “Item 3—Key Information—A. Selected Financial Data” below.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our strategy to generate sufficient net cash flow in order to meet our debt service obligations;

•	our expectations regarding our capital expenditures in and after 2015;

•	our plans to develop and provide integrated telecommunications services to our customers, increase fixed-line and mobile telephone use and expand our operations;

•

our ability to execute our business strategy successfully and to complete, and achieve the expected benefits from, our existing and future transactions, such as the sale by WIND Telecomunicazioni S.p.A. (“WIND Italy”) of 90% of the shares of Galata S.p.A. (“Galata”) to Abertis Telecom Terrestre SAU (“Abertis Telecom”), the cash tender offer commenced by VimpelCom Amsterdam B.V., and the refinancing transaction announced by WIND Italy and Wind Acquisition Finance S.A. (“WAF”), including the related borrowing by WIND Italy and issuance of notes by WAF;

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

•

possible developments in, outcome of and/or consequences of investigations by the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”), or other bodies which may carry out investigations, as well as our internal investigation, and any litigation related to or arising out of any of the foregoing, and the costs we may incur in connection with the foregoing, as well as any potential disruption or adverse consequences to us resulting from such investigations and any such litigation; and

•	other statements regarding matters that are not historical facts.

While these statements are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Annual Report on Form 20-F include:

•	risks relating to changes in political, economic and social conditions in each of the countries in which we operate, including as the result of armed conflict or otherwise;

•

in each of the countries in which we operate, risks relating to legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the telecommunications industry, currency and exchange controls and taxation legislation, economic sanctions, and their official interpretation by governmental and other regulatory bodies and courts;

•	risks related to currency fluctuations;

•	risks that various courts or regulatory agencies in which we are involved in legal challenges or appeals may not find in our favor;

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

A. Selected Financial Data

The following selected consolidated financial data for the five years ended December 31, 2014 are derived from our historical consolidated financial statements which have been audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, for the year ended December 31, 2014, and Ernst & Young Accountants LLP, an independent registered public accounting firm, for the years ended December 31, 2013, 2012, 2011 and 2010. The data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the financial information in “Item 5—Operating and Financial Review and Prospects.”

	Years ended December 31,
	2014	2013	2012	2011	2010
	(In millions of US dollars, except per share amounts)
Service revenue	18,725	21,529	22,122	19,579	10,291
Sale of equipment and accessories	519	725	677	516	194
Other revenue	383	292	262	167	37

Total operating revenue	19,627	22,546	23,061	20,262	10,522

Operating expenses
Service costs	4,381	5,133	5,439	4,962	2,251
Cost of equipment and accessories	551	780	693	663	217
Selling, general and administrative expenses	6,725	8,373	7,161	6,381	3,198
Depreciation	2,839	3,050	2,926	2,726	1,403
Amortization	1,479	1,791	2,080	2,059	610
Impairment loss	992	2,973	386	527	—
Loss on disposals of non-current assets	74	100	205	90	49
Total operating expenses	17,041	22,200	18,890	17,408	7,728

Operating profit	2,586	346	4,171	2,854	2,794

Finance costs	2,026	2,150	2,029	1,587	536
Finance income	(54)	(91)	(154)	(120)	(69)
Other non-operating losses/(gains)	152	172	75	308	(35)
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	38	159	9	35	(90)
Net foreign exchange (gain)/ loss	605	(20)	(70)	190	5
(Loss)/profit before tax	(181)	(2,024)	2,282	854	2,447

Income tax expense	722	2,064	906	585	574

(Loss)/profit for the year	(903)	(4,088)	1,376	269	1,873

Attributable to:
The owners of the parent	(647)	(2,625)	1,539	543	1,806
Non-controlling interest	(256)	(1,463)	(163)	(274)	67

	(903)	(4,088)	1,376	269	1,873

Earnings per share
Basic, (loss)/profit for the year attributable to ordinary equity holders of the parent	$(0.37)	$(1.53)	$0.95	$0.36	$1.50
Diluted, (loss)/profit for the year attributable to ordinary equity holders of the parent	$(0.37)	$(1.53)	$0.95	$0.36	$1.50
Weighted average number of common shares (millions)	1,748	1,711	1,618	1,524	1,207
Dividends declared per share	$0.035	$1.24	$0.80	$0.80	$0.80

	At December 31,
	2014	2013(2)	2012	2011	2010
	(In millions of US dollars)
Consolidated balance sheets data:
Cash and cash equivalents	6,342	4,454	4,949	2,325	885
Working capital (deficit)(1)	(938)	(2,815)	(2,421)	(3,074)	(1,023)
Property and equipment, net	11,849	15,493	15,666	15,165	7,299
Intangible assets and goodwill	18,002	24,546	27,565	28,601	9,217
Total assets	41,042	49,747	54,737	54,039	19,505
Total liabilities	37,066	40,669	39,988	39,137	9,093
Total equity	3,976	9,078	14,749	14,902	10,412

(1)	Working capital is calculated as current assets less current liabilities.
(2)	Figures for the year ended December 31, 2013 have been adjusted to reflect the adoption of IAS 32 Offsetting Financial Assets and Financial Liabilities, as described in Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

	Years ended December 31,
	2014	2013	2012	2011	2010
	(In millions of US dollars)
Other data:
Adjusted EBITDA *	7,970	8,260	9,768	8,298	4,906

*	Adjusted EBITDA is a non-GAAP financial measure. Please see “Explanatory Note—Non-GAAP Financial Measures” for more information on how we calculate Adjusted EBITDA. Reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, is presented below.

Reconciliation of Adjusted EBITDA to profit for the year

(Unaudited, in millions of US dollars)

	Years ended December 31,
	2014	2013	2012	2011	2010
Adjusted EBITDA	7,970	8,260	9,768	8,298	4,906
Reconciliation adjustments	—	—	—	(42)	(50)
Depreciation	(2,839)	(3,050)	(2,926)	(2,726)	(1,403)
Amortization	(1,479)	(1,791)	(2,080)	(2,059)	(610)
Impairment loss	(992)	(2,973)	(386)	(527)	—
Loss on disposals of non-current assets	(74)	(100)	(205)	(90)	(49)
Finance costs	(2,026)	(2,150)	(2,029)	(1,587)	(536)
Finance income	54	91	154	120	69
Other non-operating losses/(gains)	(152)	(172)	(75)	(308)	35
Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	(38)	(159)	(9)	(35)	90
Net foreign exchange loss/(gain)	(605)	20	70	(190)	(5)
Income tax expense	(722)	(2,064)	(906)	(585)	(574)
(Loss)/profit for the year	(903)	(4,088)	1,376	269	1,873

SELECTED OPERATING DATA

The following selected operating data as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 has been derived from internal company sources. The selected operating data set forth below should be read in conjunction with our audited consolidated financial statements and their related notes included elsewhere in this Annual Report on Form 20-F and the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.”

	As of December 31,
	2014		2013		2012		2011		2010
Selected company operating data(1):
End of period mobile customers (in millions):
Russia		57.2		56.5		56.1		57.2		52.0
Italy		21.6		22.3		21.6		21.0		—
Algeria(4)		18.4		17.6		16.7		16.2		—
Africa & Asia(5)		71.6		69.4		64.9		59.9		0.7
Ukraine(4)		26.2		25.8		25.1		23.2		24.2
CIS		26.5		25.4		24.2		19.7		15.6
Total mobile customers		221.6		216.9		208.6		197.2		92.5
Mobile MOU (2)
Russia		304		291		276		243		219
Italy		264		237		207		197		—
Algeria(4)		194		216		274		289		—
Africa & Asia
Pakistan		238		226		214		206		—
Bangladesh		197		184		216		209		—
Laos		103		106		97		233		—
Ukraine(4)		511		501		513		483		383
CIS
Kazakhstan		309		290		213		148		120
Uzbekistan		523		471		474		425		386
Kyrgyzstan		293		265		272		303		258
Armenia		374		339		269		257		294
Tajikistan		286		270		241		229		179
Georgia		228		244		237		207		137
Mobile ARPU (2)
Russia	US$	8.6	US$	10.6	US$	10.8	US$	11.0	US$	10.8
Italy	US$	14.6	US$	16.3	US$	18.5	US$	21.7		—
Algeria(4)	US$	7.7	US$	8.4	US$	9.0	US$	9.8		—
Africa & Asia
Pakistan	US$	2.1	US$	2.3	US$	2.6	US$	2.7		—
Bangladesh	US$	1.5	US$	1.5	US$	1.8	US$	1.8		—
Laos	US$	5.3	US$	6.0	US$	5.6	US$	5.1		—
Ukraine(4)	US$	3.1	US$	4.7	US$	5.2	US$	5.2	US$	4.8
CIS
Kazakhstan	US$	5.8	US$	7.1	US$	7.6	US$	8.3	US$	9.2
Uzbekistan	US$	5.6	US$	5.3	US$	4.6	US$	4.1	US$	4.1
Kyrgyzstan	US$	5.5	US$	6.6	US$	5.5	US$	5.5	US$	5.3
Armenia	US$	6.6	US$	7.1	US$	6.8	US$	8.1	US$	10.3
Tajikistan	US$	9.2	US$	10.0	US$	8.6	US$	8.8	US$	6.5
Georgia	US$	4.9	US$	6.3	US$	6.7	US$	6.8	US$	7.5

	As of December 31,
	2014	2013	2012	2011	2010
Annual churn (as a percentage) (2)
Russia	60.1	63.9	63.2	62.8	50.8
Italy	31.4	36.6	35.2	28.3	—
Algeria(4)	23.4	31.6	29.5	23.4	—
Africa & Asia
Pakistan	26.0	23.0	25.2	29.5	—
Bangladesh	21.6	22.3	25.2	18.5	—
Laos	94.6	102.6	141.0	258.0	—
Ukraine(4)	25.1	35.3	29.8	28.9	29.5
CIS
Kazakhstan	50.5	48.6	55.8	47.4	43.5
Uzbekistan	48.1	53.5	55.1	59.7	54.2
Kyrgyzstan	65.7	65.6	66.1	52.3	61.9
Armenia	43.9	62.6	83.9	87.6	67.6
Tajikistan	77.1	77.9	72.7	67.4	82.8
Georgia	69.7	74.0	79.1	70.1	94.1
End of period broadband customers, mobile and fixed (in millions):
Russia	5.9	5.4	5.0	4.6	3.3
Italy	12.3	10.5	7.8	6.6	—
Algeria	—	—	—	—	—
Africa & Asia	—	—	—	—	—
Ukraine	0.8	0.8	0.6	0.4	0.2
CIS (3)	14.1	13.7	12.3	9.5	6.7
Total broadband customers	33.1	30.3	25.6	12.3	3.7

(1)	For information on how we calculate mobile customer data, mobile MOU, mobile ARPU, mobile churn rates and broadband customer data, please refer to the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Certain Performance Indicators.” The mobile customer numbers for Africa & Asia include 2.2 million customers from our equity investee in Zimbabwe (accounted at cost) as of December 31, 2014 and 2.6 million customers as of December 31, 2013 and 2012.
(2)	For Wind Telecom Group companies acquired on April 15, 2011, mobile MOU, ARPU and churn are calculated based on the full year.
(3)	CIS mobile broadband customers are those who have performed at least one mobile Internet event in the three-month period prior to the measurement date, as well as fixed Internet access using FTTB, xDSL and WiFi technologies.
(4)	The customer numbers for 2012, 2011 and 2010 have been adjusted to reflect revised customer numbers in Algeria and Ukraine where the definition of customers has been aligned to the group definition. MOU, Mobile ARPU and Churn have been adjusted accordingly.
(5)	The customer numbers for 2013, 2012, 2011 and 2010 have been adjusted to remove customers in operations that have been sold.

B. Capitalization and Indebtedness

Not required.

C. Reasons for the Offer and Use of Proceeds

Not required.

D. Risk Factors

The risks below relate to our company and our ADSs. Before purchasing our ADSs, you should carefully consider all of the information set forth in this Annual Report on Form 20-F and, in particular, these risks. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be harmed. In that case, the trading price of our ADSs could decline and you could lose all or part of your investment.

The risks and uncertainties below are not the only ones we face, but represent the risks that we believe are material. However, there may be additional risks that we currently consider not to be material or of which we are not currently aware, and these risks could have the effects set forth above.

Risks Related to Our Business

Substantial leverage and debt service obligations could materially decrease our cash flow and prevent us from raising additional capital.

We have substantial amounts of indebtedness. As of December 31, 2014, the principal amount of our external debt for bank loans, bonds, equipment financing, and loans from others amounted to approximately US$26.4 billion. Much of our indebtedness relates to the 2011 acquisition of 100% of Wind Telecom S.p.A. (“Wind Telecom”), or the Wind Telecom Transaction, and the subsequent refinancing of Wind Telecom entities’ debts. Since the Wind Telecom Transaction, we have also incurred additional external debt through bank loans, bonds and equipment financing. As a result, the leverage of the VimpelCom Group is substantial. For more information regarding our outstanding indebtedness and the outstanding indebtedness of Wind Telecom entities, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

Agreements under which we borrow funds contain obligations, including covenants that impose on us certain operating and financial restrictions. Some of these covenants relate to our financial performance, such as the level of earnings, debt and assets and may have the effect of preventing us or our subsidiaries from incurring additional debt. Failure to meet these obligations may result in our default which could increase the cost of securing additional capital and lead to the acceleration of our loans and the loss of assets that secure the defaulted debts. Such a default and acceleration of the obligations under one or more of these agreements (including as a result of cross default and cross acceleration) could have a material adverse effect on our business, financial condition, results of operations and prospects, and in particular on our liquidity and our shareholders’ equity. In addition, covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations. For a discussion of agreements under which we borrow funds, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

Aside from the risk of default, given our substantial leverage and limits imposed by our debt obligations, our business could suffer significant negative consequences such as the need to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for dividends, working capital, capital expenditures, acquisitions, joint ventures and other purposes necessary for us to maintain our competitive position and to maintain resiliency in the face of general adverse economic and industry conditions.

Further, certain bank loans entered into by our subsidiary OJSC “Vimpel-Communications” contain clauses that enable the lender to unilaterally increase interest rates. Any such increase in interest rates under these facility agreements now or in the future could increase our cost of borrowing in Russia, which could have a negative effect on our business. For more information on these bank loans, see “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—“Financing Activities”.

We may not be able to raise additional capital.

We may need to raise additional capital in the future, including through debt financing. If we incur additional indebtedness, the related risks of leverage that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness. In addition, we may not be able to borrow money within the local or international capital markets on acceptable terms or at all. The sanctions imposed by the United States, European Union and other countries in connection with developments in Ukraine during 2014 and 2015, and additional sanctions which may be imposed in the future, may also negatively affect our ability to raise external financing, particularly if the sanctions are broadened. Our ability to raise additional capital may also be affected by any downgrade of our credit ratings, even for reasons outside our control, which may harm our business, financial condition, results of operations and prospects. If we are unable to raise additional capital, we may be unable to make necessary or desired capital expenditures, to take advantage of investment opportunities, to refinance existing indebtedness or to meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations, which could materially harm our business, financial condition, results of operations and prospects.

We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks.

A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars and Euros, including capital expenditures and borrowings, while a significant amount of our revenue is in currencies other than the U.S. dollar and Euro. Thus, declining values of local currencies against the U.S. dollar or the Euro could make it more difficult for us to repay or refinance our U.S. dollar or Euro-denominated debt or purchase equipment and services. The value of Russian and Ukrainian currencies, for example, have declined significantly in response to political and economic issues since December 31, 2013, and may continue to decline. The significant depreciation of the Russian ruble against the U.S. dollar in 2014 in particular negatively impacted our results of operations and resulted in a foreign currency exchange loss in 2014. In addition, the devaluation of the Ukrainian hryvnia negatively impacted revenues in our Ukraine segment and our results of operations in 2014, and the National Bank of Ukraine’s decision in February 2015 to suspend its interventions to support the Ukrainian hryvnia has resulted in further devaluation in 2015. Currency fluctuations and volatility may impact our results of operations and result in foreign currency transaction and translation losses in the future. Changes in exchange rates could also impact our ability to comply with covenants under our debt agreements. Exchange rate risks could harm our business, financial condition, results of operations and prospects. We cannot ensure that we will be able to effectively hedge against these risks.

In addition, exchange controls and currency restrictions in any of our geographic regions could harm our business, financial condition, results of operations and prospects. For example, the official currency in Uzbekistan is not convertible outside Uzbekistan due to local government or banking regulations, delays and restrictions on exchange rates. In addition, currency restrictions have made it difficult to acquire equipment produced outside of Uzbekistan for use in building and maintaining the company’s telecommunications network. We have also faced currency restrictions in some of our other countries of operation, including Algeria and Bangladesh. For more information about risks related to currency exchange rate fluctuations, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk” and Notes 5 and 17 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

We may incur unexpected liabilities and may not realize anticipated benefits from acquisitions.

From time to time, we engage in acquisitions. Their outcome and effects may differ materially from our expectations based on factors we cannot predict:

•

the acquired companies’ compliance with telecommunications licenses and permissions, compliance with laws, regulations and contractual obligations, ability to obtain and maintain favorable interconnect terms, frequencies and numbering capacity and ability to protect their intellectual property;

•	unforeseen liabilities or obligations incurred pursuant to the acquisitions;

•	our ability to realize expected synergies and integrate acquired business operations while maintaining effective relationships with customers, management and employees;

•	risks that different geographic regions present, such as currency exchange risks, developments in competition and regulatory, political, economic and social developments; and

•	challenges brought by third parties.

For information about our acquisitions, please see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities.”

In addition, we may not be able to divest some of our activities as planned, and the divestitures we do carry out could negatively impact our business.

As a holding company, VimpelCom depends on the performance of its subsidiaries.

VimpelCom is a holding company and does not conduct any revenue-generating business operations of its own. Its principal assets are the direct and indirect equity interests it owns in its operating subsidiaries. It is dependent upon cash dividends, distributions, loans or other transfers it receives from its subsidiaries to make dividend payments to its shareholders (including holders of ADSs), to repay debts, and to meet its other obligations. The ability of VimpelCom’s subsidiaries to pay dividends and make payments or loans to VimpelCom depends on the success of their businesses and is not guaranteed. Although VimpelCom has a global strategy set by leadership, management at each operation is responsible for executing many aspects of that strategy, and it is not certain local management will be able to execute that strategy effectively.

VimpelCom’s subsidiaries are separate and distinct legal entities. Any right that VimpelCom has to receive any assets of or distributions from any subsidiary upon its bankruptcy, dissolution, liquidation or reorganization, or to realize proceeds from the sale of the assets of any subsidiary, will be junior to the claims of that subsidiary’s creditors, including trade creditors.

The ability of VimpelCom’s subsidiaries to pay dividends and make payments or loans to VimpelCom, and to guarantee VimpelCom’s debt, will depend on their operating results and may be restricted by, among other things, applicable covenants in debt agreements and corporate, tax and other laws and regulations. These covenants, laws and regulations include restrictions on dividends, limitations on repatriation of earnings, monetary transfer restrictions and foreign currency exchange restrictions in certain agreements and/or certain jurisdictions in which VimpelCom’s subsidiaries operate. For example, VimpelCom’s subsidiaries operating under WIND Italy are restricted from making certain payments to VimpelCom by existing covenants of the Wind Telecom Group. For more detail on the WIND Italy financings, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.” Furthermore, our ability to withdraw funds and dividends from our subsidiaries and operating companies may depend on the consent of our strategic partners where applicable. See “—Our strategic partnerships and relationships carry inherent business risks” and “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Algeria Transaction and Settlement.”

Our majority stake in an Egyptian public company may expose us to legal and political risk and reputational harm.

We have a 51.9% owned subsidiary in Egypt, Global Telecom Holding S.A.E. (“GTH”), that is a public company listed on the Egyptian Stock Exchange and London Stock Exchange and is therefore subject to corresponding laws and regulations, including laws and regulations for the protection of minority shareholder rights. GTH is the holding company for a number of our assets in Africa and Asia, including Algeria, Bangladesh and Pakistan. GTH is exposed to the risk of unpredictable and adverse government action and severe delays in obtaining necessary government approvals stemming from unrest in Egypt during recent years. Furthermore, GTH may be subjected to significant tax claims under existing or new Egyptian tax law and this could expose GTH to increased tax liability. For more information on tax claims of the Egyptian authorities please see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Our strategic partnerships and relationships carry inherent business risks.

We participate in strategic partnerships and joint ventures in a number of countries, including Russia (Euroset), Kazakhstan (KaR-Tel, TNS-Plus, 2Day Telecom, KAZEUROMOBILE LLP), Algeria (Djezzy) Uzbekistan (Buzton), Kyrgyzstan (Sky Mobile, Terra), Georgia (Mobitel), Tajikistan (Tacom), Laos (VimpelCom Lao Co., Ltd) and Zimbabwe (Telecel).

We do not always have a controlling stake in our affiliated companies and even when we do, our actions with respect to these affiliated companies may be restricted to some degree by shareholders agreements entered into with our strategic partners. Our business, financial condition, results of operations and prospects may be materially harmed if disagreements develop with our partners. Our ability to withdraw funds and dividends from these entities may depend on the consent of partners. Agreements with some of these partners include change of control, put and call options and similar provisions, which could give other participants in these investments the ability to purchase our interests, compel us to purchase their interests or enact other penalties. If one of our strategic partners becomes subject to investigation, sanctions or liability, VimpelCom might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased possibility of a partner defaulting on obligations, or losing a partner with important insights in that region. In addition, in Algeria and Laos our local partners are either government institutions or directly related to the local government which could increase our exposure to the risks described in “Risks Related to Our Markets—Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy”.

We are subject to investigations by the SEC, DOJ and OM, and are conducting an internal investigation. We are unable to predict the duration, scope or results of these investigations or their impact on us.

As previously disclosed, the SEC, DOJ and OM are conducting investigations related to VimpelCom, which have been focused primarily on our prior dealings with Takilant Ltd. (“Takilant”).

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

It has also been reported in the press that Takilant is currently being investigated in Sweden and Switzerland on allegations that it and certain persons associated with it have committed acts of bribery and money-laundering connected with their activities in Uzbekistan, and also that Takilant is being investigated in the Netherlands and perhaps other jurisdictions. These investigations may, in part, involve us.

As a result of concerns arising from press reports regarding Takilant, we commenced a review with respect to our operations in Uzbekistan, including our relations with Takilant, and in 2013 we retained external counsel with expertise relating to the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws and regulations to conduct such review.

Following notice of the investigations by the SEC, DOJ and OM, we established a Special Committee of the Supervisory Board in March 2014 to oversee the internal investigation being conducted by the company’s external counsel and our response to the inquiries by various authorities. The Special Committee consists of directors who qualify as independent for purposes of Rule 10A-3 under the Exchange Act. The investigation being conducted by the company’s external counsel has been focused primarily on our Uzbekistan operations, including our relations with Takilant, and whether there was any conduct in our operations in Uzbekistan that may have violated the anti-bribery provisions of the FCPA, the FCPA’s books and records and internal controls provisions, applicable local laws and/or our own internal policies. The investigation is also reviewing our operations in additional countries.

We expect to continue incurring costs related to the investigations, primarily professional fees and expenses, which may be significant. These costs relate to responding to requests for information, testimony and other information in connection with the investigations and in conducting the internal investigation, and we cannot predict at this time the ultimate amount of all such costs. These matters may require the involvement of certain members of our senior management that could impinge on the time they have available to devote to other matters relating to the business. We may also see ongoing media and governmental interest in these matters that could impact the perception of us and result in reputational harm to our company. The investigations have received media attention in a number of jurisdictions, and parliamentary hearings held by the Norwegian Government have addressed the investigations.

The SEC, DOJ and Dutch investigations, as well as our own investigations, are continuing, and we have cooperated, and continue to cooperate, with the authorities in these investigations. We are also exploring the prospect of resolving the company’s potential liabilities arising from the facts established in the investigations. We are unable to predict the duration, scope or results of the ongoing investigations or how the results of these investigations or any resolutions may impact our business, results of operations, financial condition, or the assessment of our internal controls. Further, there can be no assurance that such investigations will not be broader in scope than they currently appear, or that new investigations will not be commenced in these or other jurisdictions, or that there will not be litigation commenced against us.

One or more enforcement actions could be instituted in respect of the matters that are the subject of some or all of the investigations. The DOJ and SEC have a broad range of civil and criminal sanctions under the FCPA and other laws and regulations including, but not limited to, judgments, settlements, injunctive relief, debarment or other relief, disgorgement, fines, penalties, modifications to business practices, including the termination or modification of existing business relationships, the imposition of compliance programs and the retention of a monitor to oversee compliance with the FCPA, and criminal convictions and/or penalties. The OM and enforcement authorities in other jurisdictions also have a range of sanctions under the relevant laws and regulations. There can be no assurance that any investigation will not conclude that a violation of applicable law has occurred. The imposition of any of these sanctions or remedial measures could have a material adverse effect on our business or financial condition.

For more information on the risks associated with anti-corruption laws, see “—Legal and Regulatory Risks—We are subject to anti-corruption laws” below.

Our strategic shareholders may pursue diverse development strategies, and this may hinder our ability to expand and/or compete in such regions and may lead to a deterioration in the relationship among our strategic shareholders.

Our company’s largest shareholders, LetterOne Holdings S.A. (“LetterOne”) and Telenor ASA (“Telenor”), and their respective affiliates, beneficially own, in the aggregate, approximately 90.9% of our outstanding voting shares. As a result, these shareholders, if acting together, have the ability to determine the outcome of matters submitted to our shareholders for approval. These two shareholders have sufficient voting rights to jointly elect a majority of our supervisory board, and could alternatively enter into a shareholders or similar agreement impacting the composition of our supervisory board. A new supervisory board could take corporate actions or block corporate decisions by VimpelCom with respect to capital structure, financings, dispositions and acquisitions and commercial transactions that might not be in the best interest of the minority shareholders or other security holders.

In the past, our strategic shareholders have had different strategies from us and from one another and have engaged in litigation against one another and our company with respect to disagreements over strategy. In addition, in Pakistan and Bangladesh our subsidiaries directly compete with subsidiaries of Telenor and it is possible that we will compete with Telenor and/or LetterOne in other markets in the future.

We cannot assure you that our relationship with LetterOne and Telenor or LetterOne’s and Telenor’s relationship with one another will not deteriorate as a result of differing or competing business strategies, which could harm our business.

For more information on our largest shareholders, see “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Litigation and disputes among our two largest shareholders and us could materially affect our business.

In the past, our two largest shareholders have been involved in disputes and litigation regarding our group companies against one another and our company. Further disputes among our two largest shareholders and us could seriously harm our business, financial condition and results of operations.

For more information on our largest shareholders, see “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

A disposition by one or both of our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business.

We derive benefits and resources from the participation of LetterOne and Telenor in our company. If LetterOne or Telenor were to dispose of its stake in our company, we would be deprived of those benefits, which could harm our business, financial condition, results of operations and prospects.

In addition, some of our debt agreements have “change of control” provisions that may require us to make a prepayment if certain parties acquire beneficial or legal ownership of or control over more than 50.0% of our shares. If such a change of control provision is triggered and we fail to make any required prepayment, we could trigger acceleration provisions of our debt agreements, making our obligations immediately due and payable. This could harm our business, financial condition and results of operations.

Risks Related to Our Industry

Our business is highly capital intensive and requires substantial and ongoing expenditures of capital.

Our business is highly capital intensive, as our success depends to a significant degree on our ability to keep pace with new developments in technology, to develop and market innovative products and to update our facilities and process technology, which may require additional capital expenditures in the future. The amount and timing of our capital requirements will depend on many factors, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, and the status and timing of competitive developments. If we do not have sufficient resources from our operations to finance necessary capital expenditures, we may be required to raise additional debt or equity financing, which may not be available when needed or on terms favorable to us or at all. If we are unable to obtain adequate funds on acceptable terms or at all, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could harm our business, financial condition, results of operations and prospects. For more information on future liquidity needs, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements.”

Our revenue is often unpredictable, and our revenue sources are short-term in nature.

Future revenue from our prepaid mobile customers, our primary source of revenue, and our contract mobile customers is unpredictable. We do not require our prepaid mobile customers to enter into long-term service contracts and cannot be certain that they will continue to use our services in the future. We require our contract mobile customers to enter into service contracts; however, many of these service contracts can be canceled by the customer with limited advance notice and without significant penalty. The loss of a larger number of customers than anticipated could result in a loss of a significant amount of expected revenue. Because we incur costs based on our expectations of future revenue, our failure to accurately predict revenue could harm our business, financial condition, results of operations and prospects.

We are in competitive markets, and we may face greater competition as a result of market and regulatory developments.

The markets in which we operate are competitive in nature, and we expect that competition will continue to increase. Each of the items discussed immediately below regarding increased competition could materially harm our business, financial condition, results of operations and prospects.

•	We cannot assure you that our revenue will grow in the future, as competition puts pressure on prices;

•

With the increasing pace of technological developments, including in particular new digital technologies, and regulatory changes impacting our industry, future business drivers are increasingly difficult to predict, and we cannot assure you that we will adapt to these changes at a competitive pace;

•	We may be forced to utilize more aggressive marketing schemes to retain existing customers and attract new ones, including lower tariffs, handset subsidies or increased dealer commissions;

•	In more mature or saturated markets, such as Russia and Italy (see “Item 4—Information on the Company”) there are limits on the extent to which we can continue to grow our customer base;

•

In such markets, the continued growth in our business and results of operations will depend, in part, on our ability to extract greater revenue from our existing customers, including through the expansion of data services and the introduction of next generation technologies, which may prove difficult to accomplish;

•	As we expand the scope of our services, such as fixed-line residential and commercial broadband services, we may encounter a greater number of competitors who provide similar services;

•	The liberalization of the regulations in areas in which we operate could greatly increase competition;

•

Competitors may operate more cost effectively or have other competitive advantages such as greater resources, market presence and network coverage, brand name recognition, customer loyalty and goodwill and control over domestic transmission lines;

•

Our competitors, particularly former state-controlled telecommunications service providers, may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders;

•	Current or future relationships among our competitors and third parties may restrict our access to critical systems and resources;

•	New competitors or alliances among competitors could rapidly acquire significant market share, and we cannot assure you that we will be able to forge similar relationships;

•

Reduced demand for our core services of voice, messaging and data and the development of services by application developers (commonly referred to as “over the top” or OTT players) could significantly impact our future profitability; and

•	Our existing service offerings could become disadvantaged as compared to those offered by converged competitors (who can offer combinations of fixed line, broadband, public Wi-Fi, TV and mobile).

For more information on the competition in our markets, see “Item 4—Information on the Company”.

We could experience customer database piracy or other database security breaches.

We may be exposed to database piracy or other database security breaches resulting in the leakage and unauthorized dissemination of personal information about our customers, which could impact our reputation, prompt lawsuits against us by individual and corporate customers, lead to violations of data protection laws and adverse actions by the telecommunications regulators and other authorities, lead to a loss in customers and hinder our ability to attract new customers. If severe customer data security breaches are detected, the regulatory authority can sanction our company, including suspending our operations for some time period and levying fines and penalties. Violation of data protection laws is a criminal offence in some countries, and individuals can be imprisoned or fined. In addition, we may be exposed to cyber-attacks, which could result in equipment failures or disruptions in our operations. Our inability to operate our fixed-line or wireless networks as a result of such events may result in significant expense or loss of market shares. These occurrences, individually or in the aggregate, could harm our business, financial condition, results of operations and prospects.

Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially harm our business.

The telecommunications industry is characterized by rapidly evolving technology, industry standards and service demands, which may vary by country or geographic region. Accordingly, our future success will depend on our ability to adapt to the changing technological landscape and the regulation of standards utilizing these technologies. It is possible that the technologies we utilize today will become obsolete or subject to competition from new technologies in the future for which we may be unable to obtain the appropriate license in a timely manner or at all. We may not be able to meet all of these challenges in a timely and cost-effective manner.

In our markets, we operate or are considering developing third generation mobile technologies (“3G”) networks or fourth generation mobile technologies (“4G/LTE”) networks. New network development requires significant financial investments and there can be no assurance that we will be able to develop 3G or 4G/LTE networks on commercially reasonable terms, that we will not experience delays in developing our networks or that we will be able to meet all of the license terms and conditions imposed by the countries in which we operate or that we will be granted such licenses at all. In addition, penetration rates for 4G/LTE compatible devices may not currently support the cost of 4G/LTE development in certain markets, such as Russia, and such rates will need to increase to be commercially viable. If we experience substantial problems with our 3G or 4G/LTE services, or if we fail to introduce new services on a timely basis relative to our competitors, it may impair the success of such services, or delay or decrease revenue and profits and therefore may hinder recovery of our significant capital investments in 3G or 4G/LTE services as well as our growth.

Our ability to provide telecommunications services depends on access to local and long distance line capacity and the commercial terms of our interconnect agreements.

Our ability to secure and maintain interconnect agreements with other wireless and local, domestic and international fixed-line operators on cost-effective terms is critical to the economic viability of our operations. Interconnection is required to complete calls that originate on our respective networks but terminate outside of our respective networks, or that originate from outside our networks and terminate on our respective networks. A significant increase in our interconnection costs as a result of new regulations, commercial decisions by other fixed-line operators, increased inflation rates in the countries in which we operate or a lack of available line capacity for interconnection could harm our ability to provide services, which could in turn harm our business, financial condition, results of operations and prospects.

Our existing equipment and systems may be subject to disruption and failure, which could cause us to lose customers, limit our growth or violate our licenses.

Our business depends on providing customers with reliability, capacity and security, which may be disrupted by computer viruses. We cannot be sure that our network system will not be the target of a virus or, if it is, that we will be able to maintain the integrity of our customers’ data and that a virus will not overload our network, causing significant harm to our operations. Also, in recent years, during installations of new software, we have experienced network service interruptions. In addition, our technological infrastructure is vulnerable to damage or disruptions from other numerous events, including natural disasters, military conflicts, power outages, terrorist acts, government shutdown orders, equipment or system failures, human error or intentional wrongdoings, including breaches of our network or information technology security.

The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of switching equipment, radio access network solutions, base stations and other equipment on a timely basis.

In some regions, our equipment for provision of mobile services resides in a limited number of locations or buildings. Disruption to the security or operation of these locations or buildings could result in disruption of our mobile services in those regions.

Interruptions of services could harm our business reputation and reduce the confidence of our customers and consequently impair our ability to obtain and retain customers and could lead to a violation of the terms of our licenses, each of which could materially harm our business. In some of the markets in which we operate, we do not carry business interruption insurance to prevent against network disruptions.

We depend on third parties for certain services and products important to our business.

We rely on third parties for services and products important for our operations. We currently purchase our equipment from a small number of suppliers, principally Alcatel-Lucent, Cisco Systems, Comverse, Ericsson, Huawei and Nokia Solutions and Networks, although some of the equipment that we use is available from other suppliers. From time to time, we have experienced delays in receiving equipment. Our business could be materially harmed if we are unable to obtain adequate supplies or equipment from our suppliers in a timely manner and on reasonable terms.

Also, we may outsource all or a portion of our networks in certain markets in which we operate. For example, in late 2014 we entered into an agreement with MTS for joint planning, development and operation of 4G/LTE networks in 36 regions of Russia. In addition, in February 2015, our wholly-owned subsidiary, Wind Italy, entered into an agreement to sell 90% of Wind Italy’s towers subsidiary, Galata, to Abertis Telecom and Wind Italy has a Tower Services Agreement with Galata for the provision of a broad range of services on the contributed sites and sites subsequently built by Galata hosting Wind Italy equipment. Our business could be materially harmed if our agreements with these parties were to terminate or if negative developments (financial, legal, regulatory or otherwise) regarding these parties, or a dispute between us and these parties, causes such parties to no longer be able to deliver the required services or otherwise fulfil their obligations under our agreements with them. For more information regarding these agreements, see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Network and Tower Sharing Agreements.”

In addition, we rely on roaming partners to provide services to our customers while they are outside the countries in which we operate and on interconnect providers to complete calls that originate on our networks but terminate outside our networks, or that originate outside our networks and terminate on our networks. We also rely on handset providers to provide the smartphones used on our networks. In addition, many of our mobile products and services are sold to customers through retail channels. The third party retailers and dealers that we use to distribute and sell products are not under our control and may stop distributing or selling our products at any time or may more actively promote the products and services of our competitors. Should this occur with particularly important retailers or dealers, we may face difficulty in finding new retailers or sales dealers that can generate the same level of revenue. Any negative developments regarding the third parties on which we depend could have a materially adverse impact on our business, financial condition, results of operations and prospects.

Allegations of health risks related to the use of mobile telecommunication devices and base stations could harm our business.

There have been allegations that the use of certain mobile telecommunication devices and equipment may cause serious health risks. The actual or perceived health risks of mobile devices or equipment could diminish customer growth, reduce network usage per customer, spark product liability lawsuits or limit available financing. In addition, the actual or perceived health risks may result in increased regulation of network equipment. Each of these possibilities has the potential to seriously harm our business.

Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our intellectual property rights will be adequate.

We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property, including our rights to certain domain names, as important to our continued success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult.

In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. As the number of convergent product offerings and overlapping product functions increase, the possibility of intellectual property infringement claims against us may increase. Any such litigation may result in substantial costs and diversion of resources, and litigation outcomes could harm our business, financial condition or results of operations.

We depend on our senior management and other key personnel.

Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on our senior management team and other key personnel. In the markets in which we operate, competition for personnel with relevant expertise is intense. The loss of our key personnel or an inability to attract, retain and motivate qualified key personnel could harm our business, financial condition, results of operations and prospects.

Legal and Regulatory Risks

We operate in a highly regulated industry and are subject to a large variety of laws and extensive regulatory requirements.

As a global telecommunications company that operates in a number of regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. Mobile, Internet, fixed-line, voice and data markets are all generally subject to extensive regulatory requirements, including strict licensing regimes, as well as anti-monopoly and consumer protection regulations. The applicable rules are generally subject to different interpretations and the relevant authorities may challenge the positions that we take. Regulations may be especially strict in the markets of those countries in which we are considered to hold a significant or dominant market position, including Russia, Italy, Algeria, Ukraine, Kazakhstan, Tajikistan, Armenia, Uzbekistan, Kyrgyzstan and Pakistan. Regulations could require us to reduce roaming prices and termination rates in mobile and/or fixed-line networks, require us to offer access to our network to other operators, and result in the imposition of fines if we fail to fulfill our service commitments. In some countries, we are required to obtain approval for offers and advertising campaigns, which can delay or thwart important business initiatives. We may also be required to obtain approvals for certain acquisitions, reorganizations or other transactions, and failure to obtain such approvals may impede or harm our business and our ability to expand our operations.

Laws and regulations in certain of the jurisdictions in which we operate oblige us to install surveillance equipment to ensure that our networks are capable of allowing the government to monitor data and voice traffic on our networks.

Any adverse regulations or regulatory actions could place significant competitive and pricing pressure on our operations and could harm our business, financial condition, results of operations and cash flow. For more information on the regulatory environment in which we operate, see Exhibit 99.2—Regulation of Telecommunications. For more information about the competition proceedings in which our subsidiaries are involved, see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

We are subject to anti-corruption laws.

We are subject to a number of anti-corruption laws, including the FCPA and various other anti-corruption laws. Our failure to comply with anti-corruption laws applicable to us could result in penalties which could harm our reputation and harm our business, financial condition, results of operations and prospects. The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. The FCPA also requires public companies to maintain accurate books and records and devise a system of sufficient internal accounting controls. We regularly review and update our policies and procedures and internal controls designed to provide reasonable assurance that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. However, there are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. There can be no assurance that such policies or procedures or internal controls will work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire.

We operate in countries which pose elevated risks of corruption violations. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual or alleged violations of such laws or policies by us or any governmental body could also have an adverse impact on our business, financial condition, results of operations and prospects.

Please also see “Risks Related to Our Business—We are subject to investigations by the SEC, DOJ and OM, and are conducting an internal investigation. We are unable to predict the duration, scope or results of these investigations or their impact on us.”

We may not be able to detect and prevent fraud or other misconduct by our employees, representatives, agents, suppliers or other third parties.

We may be exposed to fraud or other misconduct committed by our employees, representatives, agents, suppliers or other third parties that could subject us to litigation, financial losses and sanctions imposed by governmental authorities, as well as affect our reputation. Such misconduct could include misappropriating funds, conducting transactions that are outside of authorized limits, engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities, including in return for any type of benefits or gains or otherwise not complying with applicable laws or our internal policies and procedures.

We regularly review and update our policies and procedures and internal controls which are designed, inter alia, to provide reasonable assurance that we, our employees, representatives, agents, suppliers and other third parties comply with applicable law and our internal policies. Further, we conduct, as appropriate, assessments of, and due diligence on, our employees, representatives, agents, suppliers and other third parties. However, there can be no assurance that such policies, procedures, internal controls and diligence will work effectively at all times or protect us against liability for actions of our employees, representatives, agents, suppliers or other third parties.

New or proposed changes to laws in the markets in which we operate may harm our business.

We are subject to a variety of national and local laws and regulations in the countries in which we do business. These laws and regulations apply to many aspects of our business. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages. In addition, any significant change in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations, could have an adverse impact on our business, financial condition, results of operations and prospects.

For example, in July 2014 Russia data processing laws were adopted which prohibit processing and storage of personal data on servers located outside of Russia as of September 2015. Violation of these laws by an operator may lead to a ban on the processing of personal data by such operator which in turn could lead to the inability to provide services to customers.

Following various terrorist attacks, the Government of Pakistan introduced Standard Operating Procedure (SOP) requiring all mobile operators to re-verify their entire prepaid unverified customer base through bio-metric verification. For our Pakistan operation this involves the re-verification of more than 38 million SIM cards. We may not be able to sign up any new customers during the verification process. SIM cards which cannot be verified must be blocked by the operators. Failure to comply with the SOP could result in significant fines, suspension of our license and possible criminal liability. In addition, if we incorrectly block legitimate customers we could also face claims from these customers. The SOP regarding re-verification could have an adverse impact on our business, financial condition, results of operations and prospects in Pakistan.

Following amendments to the Pakistan tax laws in mid-2014, a requirement was imposed on operators to charge, collect and pay sales tax on the provision of SIM cards and the activation of handsets. In the given competitive environment we would not be able to pass on this expense to customers. These taxes are still subject to ongoing litigation but, if implemented, could have an adverse impact on our business, financial condition, results of operations and prospects in Pakistan, which in turn could have an adverse impact on our group.

For a discussion of developments in the regulation of mobile termination rates affecting our business in Italy, and other important government regulations impacting our business, see Exhibit 99.2—Regulation of Telecommunications. For information on potential penalties for failure to identify SIM card users in Algeria, see Note 26 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law, regulations or license terms.

We are required to meet certain terms and conditions under our licenses (such as nationwide coverage and network build out requirements), including meeting certain conditions established by the legislation regulating the communications industry. If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain or comply with permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, the applicable regulator could decide to levy fines, suspend, terminate or refuse to renew the license or permit. For example, a company in which we have an equity investment in Zimbabwe has received correspondence from local regulators regarding non-compliance with the terms of the company’s license, in particular foreign ownership restrictions, which could result in termination of the license pending further discussion with the regulators.

The occurrence of any of these events could materially harm our ability to build out our networks in accordance with our plans and to retain and attract customers, could harm our reputation and could harm our business, financial condition, results of operations or prospects. For more information on our licenses and their related requirements, please see the sections of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Description of Operations of the Russia Segment,” “—Description of Operations of the Italy Segment,” “—Description of Operations of the Algeria Segment,” “—Description of Operations of the Africa & Asia Segment,” “—Description of Operations of the Ukraine Segment,” and “—Description of Operations of the CIS Segment.”

Our licenses are granted for specified periods and they may not be extended or replaced upon expiration.

Most of our licenses are granted for specified terms, and we can give you no assurance that any license will be renewed upon expiration. If renewed, our licenses may contain additional obligations, including payment obligations (which may involve a substantial renewal or extension fee), or may cover reduced service areas or scope of service. If our licenses for provision of telecommunications services are not renewed or are renewed on less favorable terms, our business could be materially harmed. For more information on our licenses, including their expiration dates, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Description of Our Business.”

We face uncertainty regarding our frequency allocations and we may experience limited spectrum capacity for providing wireless services.

To establish and commercially launch a mobile telecommunications network, we need to receive, among other things, frequency allocations for bandwidths within the frequency spectrums in the regions in which we operate. There is a limited number of frequencies available for mobile operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate frequency allocation in each such market in order to maintain and expand our customer base. In addition, frequency allocations may be issued for periods that are shorter than the terms of our licenses, and such allocations may not be renewed in a timely manner or at all. For instance, we have in the past been unable to obtain frequency allocations necessary to test or expand our networks in Russia. If our frequencies are revoked or we are unable to renew our frequency allocations or obtain new frequencies to allow us to provide mobile services on a commercially feasible basis, our network capacity and our ability to provide mobile services would be constrained and our ability to expand would be limited, which could harm our business, financial condition, results of operations and prospects.

We may be subject to increases in payments for frequency allocations under the terms of some of our licenses.

Legislation in many countries in which we operate, including Russia, requires that we make payments for frequency spectrum usage. As a whole, the fees for all available frequency assignments have been significant. Any significant increase in the fees payable for the frequencies that we use or for additional frequencies that we need could have a negative effect on our financial results. We cannot assure you that the fees we pay for radio-frequency spectrum use will not increase, and any such increase could harm our business, financial condition, results of operations and prospects. For more information on the payment requirements relating to frequency allocation, see Exhibit 99.2—Regulation of Telecommunications.

It may not be possible for us to procure in a timely manner the permissions and registrations required for our telecommunications equipment.

The laws of the countries in which we operate generally prohibit the operation of telecommunications equipment without a relevant permit from the appropriate regulatory body. Due to complex regulatory procedures, it is frequently not possible for us to procure in a timely manner the permissions and registrations required for our base stations, including construction permits and registration of our title to land plots underlying our base stations, or other aspects of our network before we put the base stations into operation, or to amend or maintain the permissions in a timely manner when it is necessary to change the location or technical specifications of our base stations. At times, there can be a number of base stations or other communications facilities and other aspects of our networks for which we are awaiting final permission to operate for indeterminate periods. This problem may be exacerbated if there are delays in issuing necessary permits.

We also regularly receive notices from regulatory authorities in countries in which we operate warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. We have closed base stations on several occasions in order to comply with regulations and notices from regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended and subsequently revoked through court action. Although we generally take all necessary steps to comply with any license violations within the stated time periods, including by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses or permits will not be suspended and not subsequently be revoked in the future. If we are found to operate telecommunications equipment without an applicable license or permit, we could experience a significant disruption in our service or network operation and this would harm our business, financial condition, results of operations and prospects.

We are involved in disputes and litigation with regulators, competitors and third parties.

We are party to lawsuits and other legal, regulatory and antitrust proceedings, the final outcome of which is uncertain. Litigation and regulatory proceedings are inherently unpredictable. For more information on these disputes, see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) may harm our business, financial condition, results of operations and prospects.

We could be subject to tax claims that could harm our business.

Tax audits in the countries in which we operate are conducted regularly. We have been subject to substantial claims by tax authorities in Russia, Italy, Algeria, Egypt, Pakistan, Bangladesh, Ukraine, Kazakhstan, Armenia, Georgia, Uzbekistan and Tajikistan. These claims have resulted in additional payments, including fines and penalties, to the tax authorities. For more information regarding tax claims and their effects on our financial statements, see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Although we are permitted to challenge in court the decisions of tax inspectorates, there can be no assurance that we will prevail in our litigation with tax inspectorates. In addition, there can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles they have claimed against us for prior tax years, or on the basis of different tax principles, that additional taxes are owed by us for prior or future tax years, or that the relevant governmental authorities will not decide to initiate a criminal investigation in connection with claims by tax inspectorates for prior tax years. The adverse resolution of these or other tax matters that may arise could harm our business, financial condition and results of operations.

Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.

The tax systems in the markets in which we operate may be unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions, especially in emerging markets in which we operate, where there is significant uncertainty relating to the interpretation and enforcement of tax laws. Any additional tax liability imposed on us by tax authorities in this manner, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities’ interpretations of the respective double tax treaties in effect could harm our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. We may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.

Introduction of the new tax laws or the amendment of existing tax laws, such as laws relating to transfer pricing rules or the deduction of interest expenses in the markets in which we operate may increase the risk of adjustments being made by the tax authorities and, as a result, could have a material impact on our business, financial performance and results of operations.

Repeated tax audits and extension of liability beyond the limitation period may result in additional tax assessments.

Tax declarations together with related documentation are subject to review and investigation by a number of authorities, which are empowered to impose fines and penalties on taxpayers.

In Russia, for example, tax returns remain open and subject to inspection by tax and/or customs authorities for three calendar years immediately preceding the year in which the decision to conduct an audit is taken. Laws enacted in Russia in recent years increase the likelihood that our tax returns that were reviewed by tax authorities could be subject to further review or audit during or beyond the eligible three-year limitation period by a superior tax authority.

Tax audits may result in additional costs to our group if the relevant tax authorities conclude that entities of the group did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could harm our business, financial condition, results of operations and prospects. Under such review the relevant tax authorities may conclude that we had significantly underpaid taxes relating to earlier periods, which could harm our business, financial condition, results of operations and prospects.

In addition, in recent years, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated.

CFC legislation in Italy and Russia could result in additional tax costs.

Italian legislation provides for taxation of foreign companies located in certain countries and territories with a privileged tax regime that are directly or indirectly controlled by Italian resident individuals, companies and entities. Foreign controlled companies which are resident outside the above mentioned countries may, also, be subject to taxation if generating passive income (e.g. interest, dividends, royalties, capital gains, etc.) and if their corporate tax in the country of establishment is lower than half of applicable tax in Italy. WIND Italy continues to analyze the possible application developments and interpretations of this legislation.

In 2014, new CFC (controlled foreign companies) tax legislation was introduced in Russia. According to the new legislation, affiliated foreign companies of OJSC VimpelCom may now be a subject to taxation in Russia, which could result in additional cost for the group. Moreover, during 2014 Russia ratified the Convention on Mutual Administrative Assistance in Tax Matters with the purpose of enacting wider cooperation with tax authorities in foreign tax jurisdictions.

WIND Italy may be subject to a deferral or to a limitation of the deduction of interest expenses in Italy.

For taxpayers like WIND Italy, Italian tax law permits the deduction of some interest expense up to a specified limit. A further deduction of interest expense is permitted up to an additional threshold, some of which may be carried forward to future years. Based on these rules, our subsidiary, WIND Italy, currently is not able to deduct all of its interest expenses, though it is able to carry forward accrued and unused deductions to future fiscal years. Any future changes in current Italian tax laws or in their interpretation and/or any future limitation on the use of the foreign controlled entities may have an adverse impact on the deductibility of interest expenses for WIND Italy which, in turn, could harm VimpelCom’s and WIND Italy’s financial condition and results of operations.

We operate in uncertain judicial and regulatory environments.

In many of the emerging market countries where we operate, the application of the laws of any particular country is frequently unclear and may result in unpredictable judicial or regulatory outcomes.

The uncertain judicial and regulatory environments in which we operate could result in:

•

restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for changing our frequency plans and importing and certifying our equipment;

•	difficulty in complying with new or existing legislation and the terms of any notices or warnings received from the regulatory authorities in a timely manner;

•	significant additional costs, delays in implementing our operating or business plans; and

•	a more competitive operating environment.

Laws restricting foreign investment could materially harm our business.

We could be materially harmed by existing laws restricting foreign investment or the adoption of new laws or regulations restricting foreign investment, including foreign investment in the telecommunications industry in Russia or other markets in which we operate.

For example, Russian legislation, named “Russian Foreign Investment Law,” limits foreign investment in companies that are deemed to be strategic. Under the Russian Foreign Investment Law, a company operating in the telecommunications sector may be deemed strategic if it holds a dominant position in the Russian communications market (except for the Internet services market) or, in the case of fixed-line telecommunications, if the particular company’s market covers five or more Russian regions or covers Russian cities of federal importance. With respect to mobile telecommunications, a company will be deemed to have a dominant position for purposes of application of the Russian Foreign Investment Law if its share of the Russian mobile telecommunications market exceeds 25.0%. The Government Commission on Control of Foreign Investments in the Russian Federation, or the “FAS”, has previously determined that a group of persons consisting of OJSC VimpelCom and two of its Russian subsidiaries, one of which subsequently merged with and into OJSC VimpelCom, has a dominant position, because their share of the Russian mobile telecommunications market exceeds 25.0%. As a result, OJSC VimpelCom is deemed to be a strategic enterprise and, among other things, any acquisition by a foreign investor of direct or indirect control over more than 50.0% of its voting shares, or 25.0% in the case of a company controlled by a foreign government, requires the prior approval of the Russian authorities pursuant to the Russian Foreign Investment Law. In the event of any future transactions resulting in the acquisition by a foreign investor of direct or indirect control over OJSC VimpelCom, such a transaction will require prior approval in accordance with the Russian Foreign Investment Law.

Additionally, under Russian law, companies controlled by foreign governments are prohibited from acquiring control over strategic enterprises and the FAS has challenged acquisitions of our shares in the past. As a result, our ability to obtain financing from foreign investors may be limited, should prior approval be refused, delayed or require foreign investors to comply with certain conditions imposed by FAS, which could materially harm our business, financial condition, results of operations and prospects.

Risks Related to Our Markets

The international economic environment could cause our business to decline.

After late 2008, the economies in our markets were adversely affected by the international economic crisis, and economies in markets in which we operate continue to suffer. Among other things, the crisis led to a slowdown in gross domestic product growth, increase of inflation, devaluations of the currencies in Russia and other markets in which we operate and a decrease in commodity prices. The timing of a return to sustained economic growth and consistently positive economic trends is difficult to predict. The recessionary effects, debt crisis and Euro crisis in Europe continue to pose potentially significant macroeconomic risks to our group. In addition, because Russia, Kazakhstan and Algeria, currently three of our larger markets, produce and export large amounts of oil, their economies are particularly vulnerable to fluctuations in the price of oil on the world market. Since June 2014, global oil prices have been falling and are currently at very low levels for recent times. Moreover, economic sanctions imposed in 2014 and 2015 are impacting Russia. Low oil prices, together with the impact of economic sanctions and the significant devaluation of the ruble, are negatively impacting the Russian economic outlook. The current difficult economic environment and any future downturns in the economies of markets in which we operate or may operate in the future could diminish demand for our services, increase our costs, constrain our ability to retain existing customers and collect payments from them and prevent us from executing our growth strategy. Adverse economic conditions could also hurt our liquidity and prevent us from obtaining financing needed to fund our development strategy, to take advantage of future opportunities to respond to competitive pressures, to refinance existing indebtedness or to meet unexpected financial requirements, which could harm our business, financial condition, results of operations and prospects.

A deterioration in macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill. In addition, the different possible developments as a result of a financial and economic crisis, in particular related to customer behavior, competition reaction in this environment in terms of offers and pricing or in response to new entrants, regulatory adjustments in relation to reductions in consumer prices and our ability to adjust costs and investments in keeping with possible changes in revenue may adversely affect our forecasts and lead to a write-down in tangible and intangible assets.

A write-down in tangible and intangible assets could impact covenants under our debt agreements and could harm our business, financial condition, results of operations and prospects. For further information on the impairment of tangible and intangible assets and recoverable amounts (particularly key assumptions and sensitivity), see Note 10 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Our operations may be adversely affected by ongoing developments in Ukraine.

The current situation in Ukraine along with the response to this situation by the governments of Russia, the United States, member states of the European Union, the European Union itself and other nations, have the potential to materially adversely affect our business in Russia and Ukraine, markets in which we have significant operations, which in turn could have a materially adverse effect on our business, financial condition, results of operations and prospects.

In connection with the current situation in Ukraine, the United States, the European Union and a number of countries have imposed (i) sanctions that block the property of certain designated Russian, Crimean and Ukrainian businesses, organizations and individual persons, (ii) sectoral sanctions that prohibit certain types of transactions with specifically designated businesses operating in certain sectors of the Russian economy, currently financial services, energy, and defense, and (iii) territorial sanctions restricting investment in and trade with Crimea. In addition, the U.S. and EU have implemented certain export control restrictions related to

Russia’s energy sector and military capabilities. Russia has responded with certain countermeasures, currently including limiting the import of certain goods from the United States and other countries, and imposing visa bans on certain persons, and can restrict the ability of Russian companies to comply with sanctions imposed by other nations.

Recent concerns related to Ukraine have prompted calls for increasing levels of sanctions, export controls and other measures impacting Russia. Further sanctions, export controls and/or other measures, including sanctions on additional persons or businesses (including vendors, joint venture and business partners, affiliates and financial institutions) imposed by the United States, the European Union, and/or other countries, could materially adversely affect our business, financial condition, results of operations and prospects.

The status of the Crimea and the situation in Eastern Ukraine has resulted, and may in the future result, in damage or loss of assets, disruption of our services, and regulatory issues, the resolution of which may adversely impact our group. In addition, if there were an extended continuation or an increase in conflict in Ukraine or in the region, it could result in further instability and/or worsening of the overall political and economic situation in Ukraine, Russia, Europe or in the global capital markets generally, which could impact our group. Moreover, the instability in the region, economic sanctions and related measures, and other geopolitical developments could materially harm market conditions, our business, financial condition, results of operations and prospects. In particular, we could be materially adversely impacted by a continued decline of the ruble against the U.S. Dollar or the Euro exchange rates and the general economic performance of Russia.

Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

Most of our operations are in emerging markets. Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption and rapid reversal of political and economic policies on which we depend. Political and economic relations among the countries in which we operate (including Russia and Ukraine) are often complex and have resulted, and may in the future result, in conflicts, which may materially harm our business, financial condition and results of operation. In addition, emerging economies are subject to rapid change and the information set out in this Annual Report on Form 20-F may become outdated relatively quickly. The economies of emerging markets are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. These developments could severely limit our access to capital and could materially harm the purchasing power of our customers and, consequently, our business.

Many of the emerging markets in which we operate are susceptible to significant social unrest or military conflicts. In some of the countries in which we operate, the local authorities may order our subsidiaries to temporarily shut down their entire network or part or all of our networks may be shut down due to actions relating to military conflicts or nationwide strikes. For example, in 2014, our subsidiary in Pakistan was ordered to shut down parts of its mobile network and services on a regular basis. Also, our subsidiary in Bangladesh was forced to shut down its network on a number of occasions due to nationwide strikes. In addition, following actions arising from the situation in Ukraine, our subsidiary in Ukraine shut down its network in Crimea in 2014 as well as a portion of its network in Eastern Ukraine temporarily in 2015. In addition, local governments or other factions could make inappropriate use of our network and force us to broadcast propaganda or illegal instructions to our customers. Forced shutdowns or inappropriate use of our network in the countries where we have operations could materially harm our business, reputation, financial condition, results of operations and prospects.

Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal, financial and tax advisors.

Sustained periods of high inflation may materially harm our business.

The countries in which we operate have experienced periods of high levels of inflation, including certain cases of hyperinflation.

Our profit margins could be harmed if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may be difficult with our mass market customers and our price sensitive customer base. Inflationary pressure in the countries where we have operations could materially harm our business, financial condition, results of operations and prospects.

Social instability in the countries where we operate could lead to increased support for centralized authority and a rise in nationalism, which could harm our business.

Social instability in the countries in which we operate, coupled with difficult economic conditions, could lead to increased support for centralized authority and a rise in nationalism. These sentiments could lead to restrictions on foreign ownership of companies in the telecommunications industry or nationalization, expropriation or other seizure of certain assets or businesses. In most of the countries in which we operate, there is relatively little experience in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, and we may not receive adequate compensation if in the future the governments decide to nationalize or expropriate some or all of our assets. If this occurs, our business could be harmed.

In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict. The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency, which could materially adversely affect the investment environment in the countries in which we operate.

The physical infrastructure in many countries in which we operate is in poor condition and further deterioration in the physical infrastructure could harm our business.

In many countries in which we operate the physical infrastructure, including transportation networks, power generation and transmission and communications systems, is in poor condition. In some of the countries in which we operate, including Ukraine, the physical infrastructure has been damaged by military conflict. In some of the countries in which we operate, including Russia, the public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our customers and will require us to make additional capital expenditures. In addition, continued growth in local, long-distance and international traffic, including that generated by our customers, and development in the types of services provided may require substantial investment in public switched telephone networks. Any efforts to modernize infrastructure may result in increased charges and tariffs, potentially adding costs to our business. The deterioration of the physical infrastructure harms the economies of these countries, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. Further deterioration in the physical infrastructure in many of the countries in which we operate could harm our business.

The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which our company can conduct business and currency control requirements restrict activities in certain markets in which we have operations.

The banking and other financial systems in many countries in which we operate are not well developed or regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent applications. We have attempted to mitigate our banking risk by receiving and holding funds with the most creditworthy banks available in each country. However, in the event of a banking crisis in any of these countries or the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds could result in the loss of our deposits or negatively affect our ability to complete banking transactions in these countries, which could harm our business, financial condition and results of operations.

In addition, central banks and governments in the markets in which we operate may restrict or prevent international transfers or impose (foreign) currency restrictions which could prevent us from making payments, including the repatriation of dividends. This could harm the business condition of our local operations.

Risks Related to the Ownership of our ADSs

The possible sale of additional shares could adversely affect the market price of our ADSs.

There are currently 305,000,000 VimpelCom convertible preferred shares outstanding which may be converted into VimpelCom common shares at the option of the shareholder (presently Telenor) any time between October 15, 2013 and April 15, 2016 at a price based on the NASDAQ price of VimpelCom ADSs. If convertible preferred shares are converted into common shares they will also become available for trading in the public market, subject to certain limitations under U.S. securities laws. The sale of any of the VimpelCom shares on the public markets or the perception that such sales may occur, commonly called “market overhang,” may adversely affect the market for, and the market price of, VimpelCom’s ADSs.

Various factors may hinder the declaration and payment of dividends.

The payment of dividends is subject to the discretion of VimpelCom’s supervisory board and VimpelCom’s assets consist primarily of investments in its operating subsidiaries. In 2014, the VimpelCom supervisory board approved a new dividend policy that reduced the annual dividend target to US$0.035 per share. Various factors may cause the supervisory board to determine not to pay dividends or not to increase dividends from current levels. Such factors include VimpelCom’s financial condition, its earnings and cash flows, its leverage, its capital requirements, contractual restrictions, legal proceedings and such other factors as VimpelCom’s supervisory board may consider relevant. For more information on our policy regarding dividends, see “Item 8—Financial Information—Policy on Dividend Distributions.” See also “Risks Related to Our Business—As a holding company, VimpelCom depends on the performance of its subsidiaries” and “—Our strategic partnerships and relationships carry inherent business risks.”

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

Our ADSs are listed on the NASDAQ Global Select Market; however, as a Bermuda company, we are permitted to follow “home country practice” in lieu of certain corporate governance provisions under the NASDAQ listing rules that are applicable to a U.S. company. The primary difference between our corporate governance practices and the NASDAQ rules relates to NASDAQ listing rule 5605(b)(1), which provides that each U.S. company listed on NASDAQ must have a majority of independent directors, as defined in the NASDAQ rules. Bermuda corporate law does not require that we have a majority of independent directors. As a foreign private issuer, we are exempt from complying from this NASDAQ requirement, and we do not have a majority of independent directors, as defined in the NASDAQ rules. Accordingly, you will not have the same protections as are afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements. For more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ listing rules, see the section of this Annual Report on Form 20-F entitled “Item 16G—Corporate Governance.”

ITEM 4.	Information on the Company

Overview

VimpelCom is a leading global provider of telecommunications services in 14 countries and is headquartered in Amsterdam. The company provides voice and data services through a range of traditional and broadband mobile and fixed-line technologies. The VimpelCom Group operates in Italy and emerging markets, which include companies operating in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, and Pakistan. The operations of these companies cover a territory with a total population of approximately 740 million as of December 31, 2014. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Mobilink,” “Djezzy,” “WIND” and “Infostrada” brands. As of December 31, 2014, we had 222 million mobile customers and 56,024 employees. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see “Item 5—Operating and Financial Review and Prospects.”

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

History and Development

Our predecessor OJSC VimpelCom was founded in 1992. Since then, VimpelCom has a rich history of adapting to shifts in the marketplace. Prior to 2014, VimpelCom focused on development and expansion throughout Russia and the CIS, then into Asia, Europe and Africa through a combination of organic growth and acquisitions. More recently, VimpelCom has turned its focus to enhancing its operations in its core markets and investing in high-speed networks.

The most significant events in the development of our business include the following:

•	In November 1996, our predecessor OJSC VimpelCom became the first Russian company since 1903 to list shares on the NYSE.

•

Telenor, Norway’s leading telecommunications company became a strategic partner in OJSC VimpelCom in December 1998 and the Alfa Group Consortium (“Alfa Group”) acquired strategic ownership interests in 2001.

•

VimpelCom began its expansion into the CIS by acquiring local operators or entering into joint ventures with local partners in Kazakhstan (2004), Ukraine (2005), Tajikistan (2005), Uzbekistan (2006), Georgia and Armenia (2006).

•

In 2009 and 2010, Telenor ASA, the parent company of the Telenor Group, and Altimo Holdings & Investments Ltd. (“Altimo Holdings”), which is now held by LetterOne, combined their ownership of OJSC VimpelCom and Ukrainian mobile operator Kyivstar under a new company called VimpelCom Ltd. (a combination we refer to as the “VimpelCom Ltd. Transaction” in this Annual Report on Form 20-F). The new headquarters were established in Amsterdam.

•

In 2011, VimpelCom completed the acquisition of Wind Telecom S.p.A., an international provider of mobile and fixed-line telecommunications and Internet services with operations in a number of countries including Italy, Algeria, Bangladesh and Pakistan.

•

On September 10, 2013, VimpelCom switched the listing of its ADSs to the NASDAQ Global Stock Market from the NYSE. On October 29, 2013, VimpelCom achieved another major milestone with its inclusion in the NASDAQ-100® Index.

Our capital expenditures include purchases of licenses, new equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current assets, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures. For more information on our principal capital investments and investing activities, including acquisitions and divestitures of interests in other companies, and method of financing, see the sections entitled “Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability of Prior Periods” and “—Liquidity and Capital Resources—Investing Activities” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements.”

Leadership

In 2014 and the beginning of 2015, VimpelCom made a number of strategic management appointments to lead the company in its next phase of development. New appointments included:

•	Jean-Yves Charlier as Group Chief Executive Officer effective April 13, 2015;

•	Scott Dresser as Group General Counsel;

•	Yogesh Malik as Group Chief Technology Officer;

•	Jeremy Roffe-Vidal as Group Chief Human Resources Officer;

•	Rozzyn Boy as Chief Communications Officer;

•	Jeffrey Hedberg as CEO of Mobilink in Pakistan;

•	Peter Chernyshov as CEO of Kyivstar in Ukraine;

•	Vincenzo Nesci as Head of Africa & Asia and CEO of Global Telecom Holdings; and

•	Andrey Patoka as Head of CIS.

In addition, Enrique Aznar, our Group Chief Compliance Officer, was appointed to our management board in 2014.

For more information on our directors and senior management, see “Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management” below.

Organizational Structure

VimpelCom Ltd. is the holding company for a number of operating subsidiaries and holding companies in various jurisdictions. Our reporting structure in 2014 is divided into the five following business units, all of which report to our headquarters in Amsterdam:

•	Russia;

•	Italy;

•	Africa & Asia;

•	Ukraine; and

•	the Commonwealth of Independent States (or “CIS”).

Notwithstanding the foregoing, in accordance with accounting rules, we disclose six reportable segments, based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Accordingly, our reportable segments consist of the six following segments:

•	Russia;

•	Italy;

•	Algeria;

•	Africa & Asia;

•	Ukraine; and

•	the Commonwealth of Independent States (or “CIS”).

The table below sets forth our operating companies and significant subsidiaries, including those subsidiaries that hold our principal telecommunications licenses, and our percentage ownership interest, direct and indirect, in each subsidiary as of March 1, 2015. Except as otherwise indicated, our percentage ownership interest is identical to our voting power in each of the subsidiaries.

Subsidiary	Country of Incorporation	Percentage Ownership Interest (Direct and Indirect)
VimpelCom Amsterdam B.V.	Netherlands	100%
VimpelCom Holdings B.V.	Netherlands	100	%(1)
Wind Telecom S.p.A.	Italy	100	%(2)
WIND Acquisition Holdings Finance S.p.A.	Italy	100	%(3)
WIND Telecomunicazioni S.p.A.	Italy	100	%(4)
WIND Retail S.r.l.	Italy	100	%(5)
OJSC VimpelCom	Russia	100	%(6)
“Kyivstar” PJSC	Ukraine	100	%(7)
Limnotex Developments Limited	Cyprus	71.5	%(8)
LLP “KaR-Tel”	Kazakhstan	71.5	%(9)
LLP “2 Day Telecom”	Kazakhstan	59	%(10)
LLP “TNS-Plus”	Kazakhstan	49	%(11)
LLC “Tacom”	Tajikistan	98.0	%(12)
LLC “Golden Telecom”	Ukraine	100	%(13)
LLC “Unitel”	Uzbekistan	100	%(14)
LLC “Mobitel”	Georgia	80.0	%(15)
CJSC “ArmenTel”	Armenia	100	%(16)
LLC “Sky Mobile”	Kyrgyzstan	71.5	%(17)
VimpelCom Lao Co. Ltd.	Lao PDR	78.0	%(18)
Weather Capital S.à r.l.	Luxembourg	100	%(19)
Weather Capital Special Purpose 1 S.A.	Luxembourg	100	%(20)
Global Telecom Holding S.A.E.	Egypt	51.9	%(21)
Omnium Telecom Algeria S.p.A.	Algeria	23.7	%(22)
Pakistan Mobile Communications Limited	Pakistan	51.9	%(23)
Banglalink Digital Communications Limited	Bangladesh	51.9	%(24)

(1)	VimpelCom Amsterdam B.V. holds 100% directly.
(2)	100% of the share capital of Wind Telecom S.p.A. is owned by VimpelCom Amsterdam B.V.
(3)	100% of the share capital of WIND Acquisition Holdings Finance S.p.A. is owned by Wind Telecom S.p.A.
(4)	WIND Acquisition Holdings Finance S.p.A. owns 100% direclty.
(5)	WIND Telecomunicazioni S.p.A. owns 100% directly.
(6)	VimpelCom Holdings B.V. holds 100% minus one share directly. VimpelCom Ltd. holds one share directly.
(7)	VimpelCom Ltd. holds 99.9961% of the outstanding shares in Kyivstar, through its direct ownership of 0.0039% and indirect ownership of 73.8038%. Kyivstar holds 26.1922% of its own shares.
(8)	OJSC VimpelCom holds 71.5% indirectly through a wholly owned holding company.
(9)	Limnotex Developments Limited holds 100% directly.
(10)	OJSC VimpelCom holds 59% indirectly through a number of subsidiaries.
(11)	VimpelCom Holdings B.V. holds 49% indirectly through wholly owned Dutch and Kazakh holding companies.
(12)	VimpelCom Holdings B.V. holds 98.0% indirectly through a wholly owned BVI holding company.
(13)	Kyivstar holds 100% directly.
(14)	OJSC VimpelCom holds 100% indirectly through wholly owned Dutch and BVI holding companies.
(15)	VimpelCom Holdings B.V. holds 80.0% indirectly through a number of wholly owned subsidiaries.
(16)	OJSC VimpelCom owns 100% directly.
(17)	Limnotex Developments Limited holds 100% through its wholly owned Cypriot subsidiary.
(18)	OJSC VimpelCom holds 78.0% indirectly through two wholly owned Dutch holding companies.
(19)	Wind Telecom S.p.A. owns 100% directly.
(20)	Weather Capital S.à r.l. owns 100% directly.

(21)	Weather Capital S.à r.l. holds 1.92% directly and Weather Capital Special Purpose 1 S.A. holds 50.00% plus one share directly.
(22)	Global Telecom Holding S.A.E. holds 45.6% directly and indirectly through two wholly owned Maltese subsidiaries. See “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends —Algeria Transaction and Settlement.”
(23)	Global Telecom Holding S.A.E. holds 100% indirectly through two wholly owned Maltese subsidiaries.
(24)	Global Telecom Holding S.A.E. holds 99.9% indirectly through a Maltese subsidiary.

Description of Our Business

Our Mobile Telecommunications Business

The table below presents the mobile telecommunications services we offer to our customers and a breakdown of pre-paid and post-paid subscriptions as of December 31, 2014.

Mobile Service Description	Russia	Italy	Algeria	Africa & Asia	Ukraine	CIS

Mobile telecommunications services under contract and prepaid plans for both corporate and consumer segments	Pre-Paid 92% Post-Paid 8%	Pre-Paid 93% Post-Paid 7%	Pre-Paid 94.7% Post-Paid 5.3%	Pre-Paid 96.3% Post-Paid 3.7%	Pre-Paid 90.9% Post-Paid 9.1%	Pre-Paid 98% Post-Paid 2%

Value added and call completion services (1)	Yes	Yes	Yes	Yes	Yes	Yes

National and international roaming services (2)	Yes	Yes	Yes	Yes	Yes	Yes

Wireless Internet access	Yes	Yes	Yes	Yes	Yes	Yes

Mobile financial services	Yes	Yes	No	Yes	Yes	No

Mobile bundles	Yes	Yes	Yes	Yes	Yes	Yes

(1)	Value added services include messaging services, content/infotainment services, data access services, financial value added services, location based services, media, and content delivery channels.
(2)	Access to both national and international roaming services allows our customers and customers of other mobile operators to receive and make international, local and long distance calls while outside of their home network.

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

In Italy, our fixed-line business uses an integrated network infrastructure with 21,744 kilometers of fiber optic cable backbone and 1,458 LLU sites for direct customer connections.

In Africa & Asia, our fixed-line business is limited to our operations in Pakistan. Our fixed-line business in Pakistan includes internet, data and value added services over a wide range of access media, covering major cities of Pakistan.

Fixed-Line Service Description	Russia	Italy	Algeria	Africa & Asia	Ukraine	CIS

Business and Corporate Services, providing a wide range of telecommunications and information technology and data center services to companies and high-end residential buildings	Yes	Yes	No	Yes	No	Yes

Carrier and Operator Services, which provide consolidated management of our relationship with other carriers and operators. The two main areas of focus in this line of business are:	Yes	Yes	No	Yes	No	No

• generating revenue by provisioning a specific range of telecommunications services to other mobile and fixed-line operators and ISPs in Russia and worldwide; and

•       optimizing costs and ensuring the quality of our long distance voice, Internet and data services to and from customers of other telecommunications operators and service providers worldwide by means of interconnection agreements

Consumer Internet Services, which provide fixed-line telephony, Internet access and home phone services (on a VoIP and copper wire basis)	Yes	Yes	No	Yes	Yes	Yes

Consumer Voice Offerings	Yes	Yes	No	No	Yes	Yes

Corporate Voice Offerings, which provide fixed-line voice services, data services, value added services and connectivity services to corporate customers, including large corporate customers, SMEs and SOHOs	Yes	Yes	No	Yes	Yes	Yes

Internet and Data Services, which provide Internet and data transmission services to both consumer and corporate customers	Yes	Yes	No	Yes	Yes	Yes

For a description of our operations in each of our six reportable segments, see the sections entitled “—Description of Operations of the Russia Segment,” “—Description of Operations of the Italy Segment,” “—Description of Operations of the Algeria Segment,” “—Description of Operations of the Africa & Asia Segment,” “—Description of Operations of the Ukraine Segment” and “—Description of Operations of the CIS Segment.”

Strategy

VimpelCom’s strategy focuses on customer excellence, capital efficiency, operating excellence and profitable growth. Our businesses combine mature, strong cash-generating companies with emerging growth opportunities in a number of regions. We combine strong positions in mobile businesses with a selective presence in fixed-line, which we expect will further support our growth strategy as mobile services continue to expand across our markets.

We seek to capture profitable growth especially in mobile data, but also in fixed-line data and mobile voice, by tailoring our strategy in each individual market according to its local characteristics.

We believe that customers will increasingly rely on mobile broadband as the primary means of accessing the Internet and other data services and, in the medium term, the principal technology for such access will be 4G/LTE in Russia and Italy, and 3G in other markets in which we operate. As such, our strategy is primarily mobile-based and we seek to prioritize resources and investment allocation to mobile broadband capacity and coverage. In particular, our focus will be on capturing growth in mobile data services by moving away from unlimited plans to tiered pricing, rationally managing traffic and differentiating our services through more sophisticated offerings.

This broader view of the business provides the basis for our strategy, which is based on local empowerment and starts with the company’s 222 million mobile customers and 56,024 employees as of December 31, 2014. Our focus remains on delivering excellence to our customers. We have created a passionate, performance oriented culture with a key focus on operations and execution at the business unit level. At the Group level, we remain a lean organization focused on value creation through performance management, portfolio management, financial structure optimization, and shared services, such as roaming and procurement.

Our strategy has the following main pillars supported by clear operational strategies executed within each of our business units.

•

Customer Excellence. We are committed to creating a superior customer experience, optimizing distribution and developing superior pricing capabilities, while continuously modernizing our networks. We undertake a systematic effort involving dedicated analytics and research to continuously optimize the customer experience and drive superior pricing through integrated mobile bundles that combine traditional voice with SMS and, most importantly, data. This will provide value to the customer while at the same time protecting our revenue stream from cannibalization among various services, such as SMS and instant messaging (“IM”). In order to optimize our distribution, we focus on the most efficient channels in each market. We expect these actions to reduce churn and limit our retention and commercial costs. We see improvements in our customer loyalty as measured by the Net Promoter Score (NPS).

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

•

Operational Excellence. Operational excellence and cost management represents a group-wide strategy, and we seek to implement this strategy at all levels of the organization with a continuous improvement culture across our businesses.

•

Capital Efficiency. Our goal is to ultimately reduce the ratio of our capital expenditure to revenue over time by deploying capital more efficiently through increased network sharing, continued business portfolio optimization and capital structure optimization. An important element of this strategy is network outsourcing and sharing in order to improve network utilization and quality. We also have a centrally led procurement model that provides advantages both at the group and local level. Further, we have implemented a systematic approach to optimizing our capital structure.

Our business broadly comprises three types of businesses grouped according to their stages of development:

•

We consider our emerging markets Russia, Ukraine, CIS, Bangladesh, Pakistan and Algeria. These markets each have significant growth potential for mobile data and in Bangladesh, Pakistan, Algeria and CIS have a large potential for customer base growth and high revenue growth from relatively low penetration. In these markets, we will seek to leverage our knowledge and experience across our emerging markets footprint and in our more mature market in Italy to capture this growth. In most of these emerging markets, we have and will continue to deploy capital in the networks to capture the growth potential from increased penetration and mobile data growth.

•

In Italy, a large and mature market, we are focused on sustaining strong cash flow generation. We are also focused on deleveraging the business. The market is highly penetrated, but has potential for broadband growth in mobile. Here, we will remain focused on reinforcing our solid market position and continue to invest in our mobile data network. The Italian business is strong and fully self-financing, with debt being non-recourse to the rest of the VimpelCom Group.

•

Finally, as for our remaining asset portfolio, in 2014 we continued to focus on optimizing and we sold our interest in Telecel Globe Limited, which owned 100% of each of U-COM in Burundi and Telecel CAR in Central African Republic.

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

•	At the same time, we will invest in digital distribution and services anticipating increased demand for such services as mobile financial services or smart home.

•	Efficiently invest and grow high quality networks to support increasing demand for mobile data.

•

In 2014, we spent $3.9 billion, or 20% of revenue, on investments in our infrastructure across all our regions resulting in an improved market position in mobile data. Our strategy is focused on continued investments in 3G and 4G/LTE to capture growth in mobile data traffic. We plan to continue to invest in all our high-speed data networks in 2015.

•

We entered into an agreement with MTS for joint planning, development and operation of 4G/LTE networks in 36 regions of Russia. Under the terms of the agreement, between 2014 and 2016 MTS will build and operate 4G/LTE base stations in 19 regions and VimpelCom will build and operate 4G/LTE base stations in 17 regions of Russia. Within the first seven years of the project, VimpelCom Russia and MTS plan to share base stations, platforms, infrastructure and resources of the transportation network, with each operator maintaining its own core network.

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

•

Recognized local brand names. We market our mobile services under local brand names in each of our markets. Our “Beeline” brand name is very well established in a number of countries, including Russia (where we introduced the brand in 1993), Kazakhstan, Uzbekistan, Armenia, Tajikistan, Georgia, Laos and Kyrgyzstan. Primarily as a result of our innovative marketing and brand licensing efforts, our “Beeline” brand name is among the most recognized brand names in Russia and the CIS. In Ukraine, we market our mobile services primarily under the “Kyivstar” brand. In Italy, our “WIND” brand is well established and enjoys high recognition. We also have powerful brands for our operations in Africa & Asia, including “Djezzy,” “banglalink” and “Mobilink”. Our brands are generally very well known in the local markets and enjoy “top of mind” brand awareness.

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

•

Mobile data services. Mobile data services are driving market growth, and we are focusing our efforts at winning this segment. We are actively developing data services in all markets as part of our prepaid and postpaid tariff proposals. We focus our efforts on small and medium screens.

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

Description of Operations of the Russia Segment

Mobile Business in Russia

Description of Mobile Services in Russia

In Russia, we primarily offer mobile telecommunications services to our customers under two types of payment plans: postpaid plans and prepaid plans. As of December 31, 2014, approximately 8% of our customers in Russia were on postpaid plans and approximately 92% of our customers in Russia were on prepaid plans.

The tables below present the mobile telecommunications services we offer in Russia.

Mobile Voice Services	Description
Voice Services(1)

Includes airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined number of voice traffic and roaming fees for airtime charges when customers travel abroad.

Included in voice services is our “Possibilities with zero”, which allows our prepaid customers to stay connected even in the event that they have a zero account balance. This service includes “Receiving Party Pays,” “Call Me Back” and “Fill Up My Balance,” and allows us to increase voice traffic and revenue without causing average price per minute to decrease. In 2014, we have optimized our portfolio of voice tariff options and simplified roaming pricing.

Roaming(2)

As of December 31, 2014, our operations in Russia had active roaming agreements with 577 GSM networks in 213 countries, respectively, in Europe, Asia, North America, South America, Australia and Africa. Additionally, we provided GPRS roaming with 456 networks, in 177 countries.

OJSC VimpelCom offers customized application for mobile network enhanced logic (“CAMEL”), an intranetwork prepaid roaming service, which allows prepaid customers to automatically receive access to roaming services provided they have a positive account balance. The CAMEL service allows us to implement real time cost control, provide more dynamic service to our clients and reduce the number of non-paying customers caused by roaming. As of December 31, 2014, we provided our Russian customers CAMEL roaming through 259 operators in 128 countries.

(1)	For a description of MTR and MNP regulations, please refer to the section of this Annual Report on Form 20-F entitled “Exhibit 99.2 Regulation of Telecommunications.”
(2)	Roaming agreements generally state that the host operator bills VimpelCom which VimpelCom pays, and then VimpelCom subsequently bills customers the roaming services on the customer’s monthly bill.

Mobile Value Added Services	Description
Basic Value Added Services Package)	Caller-ID Voicemail Call forwarding Conference calling Call blocking Call waiting

Messaging Services	SMS MMS Voice messaging

Content/infotainment services

SMS services (including information services such as news, weather, entertainment chats and friend finder)

Voice services (including referral services)

Content downloadable to telephone (including music, pictures, games and video)

Customized ringtones (RBT)

Wireless Internet Access	Description
Access

Access is offered through GPRS/EDGE, 3G/HSPA and 4G/LTE.

3G Internet services were commercially launched in September 2008 in Russia, and were available in every region of Russia as of December 31, 2013. We launched 4G/LTE in Moscow in May 2013 and have accelerated roll out to 46 regions as of December 31, 2014.

Access offered through USB modems in every region of Russia. We offer special wireless Plug&Play-USB modems, which provide our customers with a convenient tool for Internet access.

Mobile Data Plans	Tiered data-plans provide smartphone customers with data, voice and SMS packages. In 2014 we launched a new simplified tariff portfolio with competitive prices in combination with transparent services. In addition, we launched Shared Data Service in 2014, offering the option of multiple SIM cards for one account, making it convenient for customers to manage their data account across multiple devices.

Media and Content Delivery Channels

RBT, Chameleon (service based on Cell Broadcast technology providing free information content such as news, weather and sports)

Dating services and location-based services (such as the ability to locate customers or nearby facilities)

Information and content services (such as weather forecasts or horoscopes)

Wireless Internet Access	Description

Mobile television and video streaming

Google Play Carrier Billing (offering certain Google products and payment through a customer’s mobile account)

Unstructured supplementary services data menu (a self-help and entertainment portal)

Dynamic SIM Toolkit (DSTK) portal (a self-help and entertainment portal)

Interactive Voice Response (IVR) portal (information and content services portal)

SMS services, Bee Number requests (information and content services provider)

Mobile portal (browsing, entertainment and information services provider)

SMS, voice and USSD technology through which third party content is provided.

Other Data Services

For our business and corporate clients, we offer a wide range of data services, including wireless office Internet solutions and high bandwidth corporate Internet access. The following examples describe some of the services that we provide.

Other Data Services	Description
M2M	Machine-to-machine, or “M2M,” allows both wireless and wired systems to communicate with other devices of the same technology and includes technologies that allow data transmission between remote equipment. M2M technologies are used in areas such as consumer electronics, banking, metering, security and others.

Mobile VPN	We offer to our corporate clients secure remote access to corporate information, databases and corporate applications. Remote access is available from different mobile devices, including USB modems, tablets and smartphones.

Geo-positioning services	Beeline Business provides geo-positioning and service Compass for fleet and assets management via GPS / GLONASS with special devices (trackers) or with smartphones and tablets. We will continue developing services in this direction.

Corporate SMS services	We provide direct connection to SMS center for large companies and aggregators. We continued with the project of reducing spam SMS messages received by our customers in 2014 and made significant progress, as the average number of spam SMS per month is below one as of December 31, 2014.

Fixed Mobile Convergence	Beeline Business offers fixed-mobile convergence services to corporate clients providing use of their mobile phone as an extension of their private branch exchange, or “PBX”. We provide these services in 76 cities.

Other Data Services	Description

Mobile Cloud Solutions	In November 2013, we launched an MDM project as a part of the BYOD (bring your own device) concept. We were the first operator in the Russian market who launched cloud MDM, and are currently implementing Mocana solution as BYOD concept development. We are also continuing to develop our cloud product portfolio and there are several cloud solutions (such as MSO 365, Megaplan and 1C Counting) included in our Cloud portal project, which will start in 2015.

Interconnect. We have several interconnection agreements with mobile and fixed-line operators in Russia under which we provide traffic termination services. These services represent termination of incoming voice and data traffic from networks of our competitors when their customers call or send data to our customers.

Sales of Equipment and Accessories. As of December 31, 2014 the number of owned retail mono-brand stores was 1,188 compared to 1,238 owned retail mono-brand stores as of December 31, 2013, and as of December 31, 2014 the number of owned modules was 56 compared to 85 owned modules as of December 31, 2013. As of December 31, 2014 we had 112 “Know How” stores, a format developed with ION in the form of a joint venture.

In order to promote Beeline’s retail chain and increase mobile data devices penetration, Beeline introduced a portfolio of own-branded smartphones and tablets throughout 2014. In addition, we also introduced the co-branded Alcatel 4G/LTE smartphone, sold in combination with a data bundle in June 2014.

Beeline has a direct sales contract with Apple and all new iPhones have been available in Beeline retail stores. Beeline customers with new iPhones are able to use our LTE network.

Specialized customer care. Beeline has introduced several initiatives and services to improve NPS in 2014, such as a new mobile self-service application for iOS and Android, allowing customers to manage all charged Beeline services. This service has been successful with more than 5.7 million downloads as of December 31, 2014. Other examples are filtering spam SMS messages, free anti-virus protection and the introduction of shared data services, offering the option of multiple SIM cards for one account, making it convenient for customers to manage their data account across multiple devices. Also, we introduced an initiative to increase transparency of content subscription costs and ban undesired subscription for our customers. These measures taken to reject unrequested services from content providers impacted our mobile service revenue negatively during 2014, but improved the NPS score.

Mobile Telecommunications Licenses in Russia

GSM Licenses

We hold super-regional GSM licenses (GSM 900, GSM 1800 and GSM 900-1800 standards) for the following seven out of eight super-regions in Russia: Moscow, Central and Central Black Earth, North Caucasus, North-West, Siberia, Ural and Volga. These licenses will expire between September 2017 and April 2018 and we plan to file applications for renewal of all of our licenses prior to expiration.

We do not currently hold a GSM super-regional license for the Far East super-region of Russia, but we hold GSM licenses in a number of regions of the Far East super-region. These licenses expire on various dates between 2016 and 2021 and we plan to file applications for renewal of all of our licenses prior to expiration.

In addition to the seven super-regional GSM licenses, we hold GSM licenses for the Kaliningrad region, the Orenburg region, and the Nenetskiy Autonomous Region. In total our GSM licenses cover approximately 96% of Russia’s population.

3G Licenses

OJSC VimpelCom holds one of three UMTS licenses in Russia. The license expires on May 21, 2017.

4G/LTE License

In July 2012, OJSC VimpelCom was awarded a mobile license, a data transmission license, a voice transmission license and a telematic license for the provision of 4G/LTE services in Russia. These licenses allow OJSC VimpelCom to provide services using radio-electronic devices in Russia via networks that use 4G/LTE standard equipment within any of the following frequency bands: 735-742.5/776-783.5 MHz; 813.5-821/854.5-862 MHz; 2550-2560/2670-2680 MHz. Certain channels allocated to us in accordance with the licenses have restrictions on their use. To remove restrictions we have to perform certain organizational technical measures including, among others, radio frequency bands releasing spectrum conversion, refarming and reallocation between operators. The roll-out of the 4G/LTE network is using a phased approach based on a pre-defined schedule pursuant to the requirements of the license. Under the phased approach, OJSC VimpelCom launched 4G/LTE services as of June 1, 2013. OJSC VimpelCom was required to extend services to six regions in Russia by December 1, 2013 which condition was met. OJSC VimpelCom is then required to extend services to a specified number of additional regions in each year until December 1, 2019 when services must cover all of Russia. In addition, OJSC VimpelCom is required to comply with the following conditions among others under the terms of the license: (i) invest at least RUB15 billion in each calendar year in the construction of its federal 4G/LTE network until the network is completed, which must occur before December 1, 2019; (ii) provide certain data transmission services to all secondary and higher educational institutions in specified areas; and (iii) provide interconnection capability to telecommunications operators that provide mobile services using virtual networks in any five regions in Russia not later than July 25, 2016.

See also “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law, regulations or license terms” and “—Our licenses are granted for specified periods and they may not be extended or replaced upon expiration,” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Industry—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially harm our business”

Competition—Mobile Business in Russia

In the decade prior to 2014, the Russian mobile telecommunications industry has grown rapidly due to increased demand by individuals and businesses. The high penetration in Russia is the result of customers owning multiple SIM cards and the growth of mobile data SIM cards in various devices. Mobile data traffic growth is the main driver of mobile telecommunications growth, supported by improved service quality and coverage of mobile data networks and declining tariffs and costs of handsets and accessories, which have made mobile telecommunications services more affordable to the mass market customer segment. In addition, advertising, marketing and distribution activities, which have led to increased public awareness of, and access to, the mobile telecommunications market, contributed to the growth as well.

The table below indicates the estimated number of mobile customers, mobile penetration rates and annual customer growth rates in Russia.

Period	Customers (in millions)	Penetration Rate	Annual Customer Growth(1)
As of December 31, 2014	242.9	170.7%	(1.8)%
As of December 31, 2013	247.4	173.5%	5.7%
As of December 31, 2012	234.2	163.8%	2.0%

(1)	Growth rate as compared to previous year end.

Source: For customers, customer growth and penetration rates, Analysys Mason Research in 2014 and Informa Telecoms & Media in 2013 and 2012. © 2013 Informa Telecoms & Media. All rights reserved.

The Russian mobile telecommunications market is highly competitive. Analysys Mason Research estimates that the top three mobile operators, MTS, MegaFon and OJSC VimpelCom, collectively held approximately 84% of the mobile market in Russia as of December 31, 2014. As a result of competition, mobile providers are utilizing new marketing efforts, including price promotions, to retain existing customers and attract new ones. Competition for customers in Russia is intense as a result of greater market penetration, consolidation in the industry, the growth of current operators and new technologies, products and services.

We compete with at least one other mobile operator in each of our license areas, and in many license areas we compete with two or more mobile operators. Competition is based primarily on local pricing plans, network coverage, quality of service, the level of customer service provided, brand identity and the range of value-added and other customer services offered.

The following table shows our and our primary mobile competitors’ respective customer numbers in Russia as of December 31, 2014:

Operator	Customers in Russia (in millions)
MTS	75.6
MegaFon	70.2
VimpelCom	57.2
RT-Mobile	36.4

Source: Analysys Mason Research for all companies except OJSC VimpelCom.

MTS. One of our primary competitors in Russia is MTS. According to Analysys Mason Research, as of December 31, 2014, MTS had approximately 75.6 million customers in Russia, representing a market share of 31%. It has a greater share of the high value customer market and more frequency allocations than we do, which provides MTS with a potential advantage in the quality of its GSM, UMTS and HSPA services. MTS holds a 4G/LTE FDD license identical to ours, which it received in July 2012. In addition, MTS holds an 4G/LTE TDD license for the Moscow region which provides MTS with a potential advantage in quality of its 4G/LTE services in the Moscow region. MTS is leading in number of retail stores which is an important competitive advantage but requires significant expenses for rent of outlets and personnel costs.

MegaFon. In addition to MTS, our other primary competitor is MegaFon, the second largest mobile operator in Russia in terms of the number of mobile customers. In 2012, Altimo sold its entire 25.1% stake in MegaFon to a private investor. According to Analysys Mason Research, as of December 31, 2014, MegaFon had approximately 70.2 million customers, representing a market share of 29%. MegaFon holds GSM-900/1800, and UMTS licenses to operate in all regions of Russia. MegaFon holds an 4G/LTE FDD license identical to ours which it received in July 2012. In addition, MegaFon has an 4G/LTE TDD license for the Moscow region which provides MegaFon with a potential advantage in quality of its 4G/LTE services in the Moscow region.

RT-Mobile. In August 2014, Rostelecom and Tele2 Russia completed their merger to form a new national mobile operator in Russia which will be operated as a joint venture, RT-Mobile. RT-Mobile is present in 64 regions of the country and owns licenses and spectrum in GSM-900/1800, and UMTS, and 4G/LTE FDD technology identical to ours, which it received in July 2012. The combined entity has around 36.4 million mobile customers as of December 31, 2014. New launches of RT-Mobile are also expected including launch in Moscow in the second half of 2015 according to Tele2 public statements. This could have a negative effect on VimpelCom, Megafon and MTS revenues and profitability as Moscow is one of the largest regional markets in Russia. However, RT-Mobile has no GSM frequencies in the region, which will hamper provision of mobile voice services.

Other Competitors in Russia. In addition to MTS, MegaFon and RT Mobile, we compete with a number of local, regional 2G telecommunications companies.

Marketing and Distribution—Mobile Business in Russia

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

Customer Loyalty Programs

We recognize the need to continuously build and increase the loyalty of our customers. In Russia, our loyalty programs are designed to retain our existing customers, thereby reducing churn, and increasing customer spending in B2C.

In 2014 we continued to develop our national loyalty program “Happy Time” to increase its value and attractiveness to all prepaid B2C customers. As of December 31, 2014, we had more than 3 million participants.

We continue to encourage our high value customers by providing them with rewards and benefits from Beeline and its partners. As of December 31, 2014, we had more than 2 million customers with Premium-status. We also launched a special financial product, Beeline card (based on MasterCard), which provides cash back for use of the card and which can be spent for our services. As of December 31, 2014, we had more than 240,000 customers using a Beeline card.

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

Our customers range from large multinational corporate groups and government clients to small and medium enterprises and high-end residential buildings in major cities throughout Russia.

Fixed-Line Services	Description
Local Access Services	We provide business customers with local access services by connecting the customers’ premises to our own fiber network, which interconnects to the local public switched telephone network in major metropolitan areas in Russia.

International and Domestic Long Distance Services

These services are offered via our Fixed Technological Network (FTN), which covers the entire territory of Russia and also includes eight international communications transit nodes across Russia.

We provide International and Domestic Long Distance Services primarily through our FTN, proprietary and leased capacity between major Russian cities and through interconnection with zonal networks and incumbent networks. We also offer very small aperture terminal satellite services to customers located in remote areas.

Dedicated Internet and Data Services

We provide our business customers with dedicated access to the Internet through our access and backbone networks. We also offer traditional and high-speed data communications services to business customers who require wide area networks (“WANs”) to link geographically dispersed computer networks.

We also provide private line channels that can be used for both voice and data applications.

We offer an IP virtual private network (“IP VPN”) service based on multiprotocol label switching (“MPLS”) which is one of the most popular data services on the corporate market. Within VPN service we also provide the ability to connect remote offices to a corporate IP VPN network via wireless GPRS/EDGE/3G networks with QoS. We are currently planning to use 4G/LTE wireless network in the near future. We also offer customers the ability to enter into service level agreements, which ensure the quality of our service.

Leased Channels	We provide corporate clients with the ability to rent leased channels with different high speed capacities, which are dedicated lines of data transmission.

Intellectual and Value Added Services	Our company offers an increasing range of value added services, including toll free (800) numbers, virtual PSTN number, SIP-connection, data center services, such as co-location, web hosting, audio conference, domain registration and corporate mail services. We also offer access to a variety of financial information services, including access to S.W.I.F.T. and all Russian stock exchanges.

Fixed-Line Services	Description

Fixed Corporate and Cloud Services

We offer to our corporate customers IPTV services, certain Microsoft Office packages (including SaaS), web-videoconferencing services (based on Cisco WebEx and TelePresence technologies) and sale, rental and technical support for telecommunications equipment. Our company is the first telecom operator in Russia authorized by Microsoft to resell cloud service MS Office 365.

In 2014 we launched a portal for cloud services on www.beeline.ru.

The portal will be extended with other cloud services of the third parties and with already existing Beeline products.

Managed Services

We offer our corporate clients packages of integrated services that include fixed-line telephony and Internet access, along with the additional services such as virtual PBX, and security services, such as firewall, distributed denial of service protection and local area network. This product allows customers to access their systems from various locations.

We offer and deploy managed Wi-Fi networks (indoor and outdoor) on client’s site (office, restaurant, shops etc.) based on IEEE 802.11b/g/n/ac wireless technology. We can offer VAS services such as SSID customization, first page customization, filtering, forwarding to the predefined page, advertisement allocation, statistic offering, limitation of time and data level.

Equipment Sales	We offer equipment manufactured by Cisco Systems, Alcatel-Lucent, Avaya, Panasonic, Huawei and other manufacturers. As part of our turnkey approach, we also offer custom solutions and services for the life cycle of the equipment, including its design, configuration, installation, consulting and maintenance.

Mobile VPN	We offer to our corporate clients secure remote access to corporate information, databases and corporate applications. Remote access is available from different mobile devices, including USB modems, tablets and smartphones.

IP Addresses	We provide to our corporate customers IP address services, which help to identify devices connected to mobile Internet or corporate network.

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

We have interconnection agreements with international global data network operators who provide a one-stop shop concept for worldwide data network services for multinational companies. Under these interconnection agreements we provide MPLS-based IP VPN, local, domestic and international private lines, equipment and equipment maintenance in Russia.

We also provide high-speed domestic and international channels to international and Russian operators to sell excess backbone network capacity.

Residential and FTTB Operations in Russia

Fixed-line Broadband Internet Access. In Russia, we offer fixed-line broadband Internet access. One of our strategic goals is to develop broadband services based on the most up-to-date engineering solutions.

FTTB IPTV. Currently the Beeline TV product is run in seven out of eight macro regions. In 118 cities of the 37 regions, we provide IPTV service. As of December 31, 2014, we had more than 980,000 IPTV customers.

Wireless Broadband Internet Access. According to iKS Consulting and J’son & Partners Consulting, Beeline WiFi is the world’s largest metropolitan wireless network and includes the greater part of Moscow’s city center and many other areas of the city. As of December 31, 2014, we have installed more than 5,000 WiFi access nodes in Moscow. Our partners in providing WiFi services are, amongst others, Domodedovo and Sheremetyevo Airports, Department of Information Technology, McDonalds, Starbucks, Coffee-House, MEGA, IKEA, METRO, Afimoll trade center, Auchan and Burger King.

Licenses for Fixed-line Business in Russia

We have fixed-line, data and long distance licenses which are important to our fixed business in Russia, including licenses in respect of Local Communications Services (excluding local communications services using payphones and multiple access facilities), Local Communications Services using multiple access facilities, Leased Communications Circuits Services, Voice Communications Services in Data Transmission Networks, Telematic Services, Intra-zonal Communications Services, Data Transmission Services and Communications Services for the Purposes of Cable Broadcasting in the main cities of Moscow, St. Petersburg, Ekaterinburg, Nizhny Novgorod, Khabarovsk, Novosibirsk, Rostov-on-Don and Krasnodar. These licenses will expire between June 8, 2015 and December 31, 2019. In addition we have an International and National Communications Services license for the entire Russian Federation which will expire on December 13, 2019.

The following licenses expire in 2015:

•	Local Communications Services license (excluding local communications services using payphones and multiple access facilities) in Khabarovsk (October 31, 2015) and Krasnodar (October 1, 2015);

•	Local Communications Services using multiple access facilities in Ekaterinburg (July 20, 2015);

•	Leased Communications Circuits Services in St. Petersburg (June 8, 2015) and Khabarovsk (August 25, 2015);

•	Telematic Services in Moscow (November 21, 2015), St. Petersburg (November 21, 2015) and Krasnodar (September 14, 2015);

•	Intra-zonal Communications Services in Krasnodar (December 12, 2015); and

•	Data Transmission Services licenses in Khabarovsk (September 14, 2015) and Krasnodar (September 14, 2015).

We have filed or will file applications for renewal for all of our licenses that expire in 2015.

Competition—Fixed-Line Business in Russia

Business Operations

Our fixed-line telecommunications business marketed as “Beeline Business” competes principally on the basis of convergent services and bundles, installation time, network quality, geographical network reach, customer service, range of services offered and price. We face significant competition from other service providers, including:

•	Rostelecom, the state-controlled telecommunications company, for services in St. Petersburg and all of Russian regional cities;

•	MTS, for services to corporate customers and the SME market;

•	TransTelecom, owned by Russian Railways, for corporate data network services across Russia;

•	Orange Business, for corporate data network services, convergent mobile and fixed-line services;

•	MegaFon, which provides convergent mobile and fixed-line services.

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

Our main competitors in the fixed-line broadband market in Russia are Rostelecom, MTS and its subsidiaries, Acado, Er-Telecom, NetbyNet and various local home network providers. Competition is based primarily on network coverage, pricing plans, Internet connection speed, services quality, customer service level, brand identity and a range of value added and other customer services offered.

Marketing and Distribution—Fixed-Line Business in Russia

Business Operations

We utilize a direct sales force in Moscow, operating both with fixed-line and mobile corporate customers and supported by specialists in technical sales support, marketing, customer service and end-user training. In addition, we employ a team of regional sales managers and a dedicated sales force in each of our regional branch offices, as well as having sales incentive plans with our regional partners.

While pricing competition remains a factor, especially for voice and Internet access services, many corporate data networking customers place more value on network coverage, reliability and the ability to design, install and maintain LANs and WANs. These customers often require integrated solutions, including connections to offices located in different cities. To meet these requests, we currently offer a range of services aimed at providing installation and maintenance of customers’ equipment and local networks in Moscow and other regions. We currently provide high priority network support for a number of key clients, and we are actively working on new products, which we believe will allow us to provide a whole range of managed services.

Residential and FTTB Operations

Fixed-line Broadband Internet Access. We offer a wide range of FTTB services tariffs targeted at different customer segments.

FTTB IPTV. TV service is provided on a monthly fee basis. STBs can be rented or bought by customers. We have launched the following value added services for TV: Video on Demand (with a library of more than 3,000 items) and the option to view the recording of popular TV programs. In Moscow we have launched Timeshift option allowing to rewind live channels without recording on STB. Most IPTV sales are carried out in bundles with home internet and Wi-Fi routers for 1 Russian ruble. Customers are offered to rent or buy additional STBs to watch their TV channel pack on another TV set or Wi-Fi bridges which helps to eliminate extra wires that extend through the apartment.

xDSL Services. For xDSL services, our company offers an unlimited tariff plan and tariff plans that depend on traffic volume and connection speed.

Wireless Broadband Internet Access. We offer WiFi tariff plans that include unlimited usage plans and plans that charge by usage. We also offer special prices for mobile and FTTB users.

Pay TV (cable TV) Services. We offer two tariff plans: “Social” for customers who need basic TV channels, which includes 10-12 TV channels and “Commercial,” which includes 45-55 TV channels. As of December 31, 2014, we had more than 72,000 cable TV customers.

Fixed-line Telephony. We offer two telephony services for residential users: traditional time division multiplexing (also referred to as TDM) accessible in 180 Russian cities (which includes the cities with the possibility of IP services), and VoIP-based services in more than 80 Russian cities. All services offer fixed numbering and have competitive prices for local, zonal, international long distance and domestic long distance calls. As of December 31, 2014, we had approximately 170,686 fixed line telephony customers in Russia.

Description of Operations of the Italy Segment

Our Italy segment consists of our operations in Italy under our wholly owned subsidiary WIND Italy.

Mobile Business in Italy

Description of Mobile Services in Italy

Mobile Telecommunications Services

In Italy, we primarily offer our mobile telecommunications services under two types of payment plans: postpaid and prepaid. As of December 31, 2014, approximately 7.0% of our customers in Italy were on postpaid plans and approximately 93.0% were on prepaid plans.

Mobile Voice Services	Description
Consumer Voice Offerings	Our consumer voice offerings are tailored to specific market segments. Our voice offerings can be upgraded with a variety of option plans and value added services. Prepaid consumer customers can choose from tariff plans in which their prepaid credit is deducted on a per second basis at a billing rate per minute, or on a monthly basis at a flat rate per month choosing amongst one of the several available options. In addition to tariff plans similar to those offered to prepaid customers, we offer a number of all-inclusive flat rate monthly tariff plans to contract and prepaid consumer customers that include a set amount of calling minutes, SMSs and gigabytes of mobile Internet access for a fixed monthly fee. Additional all-inclusive bundles specifically target young people (all-inclusive music) and digitally native customers (All-Digital), with accounts that are manageable only via digital channels such as web, mobile applications (apps) and social networks.

Corporate Voice Offerings	We provide corporate voice services to large corporate customers, small and medium enterprises, or “SMEs,” and small office/home offices, or “SOHOs,” with our corporate voice offerings. For large corporate customers, who often solicit tenders for their mobile telephone requirements on a competitive basis, we offer customized services tailored to their specific requirements. For SME and SOHO customers, we offer more standardized products, such as all-inclusive tariff plans that offer customers a set amount of calling minutes, SMSs and gigabytes of mobile Internet access for a fixed monthly fee. We also offer a variety of add-on options to our standard corporate voice offerings. As interest in mobile applications (apps) is growing, with the aim of bringing greater mobility to business processes, WIND Italy has also launched the Enterprise Mobility Services through strategic partnerships and vertical System Integrator agreements. Innovative digital services have also been developed for corporate customers allowing them to create a personalized website, a certified web mail and Mobile POS.

Data and Value Added Service Offerings. In Italy, we provide a variety of mobile data services and value added services for telephone and computer to our consumer and corporate customers. WIND Italy has continued

its growth in mobile Internet services due to an increase in the number of smartphones and improvements to its own offerings of plans with bundle options, suited for both prepaid and postpaid customers, which include minutes of voice traffic, SMS, and mobile Internet browsing for a fixed monthly fee.

In Italy, we offer the following data services and value added services:

Mobile Value Added Services	Description
Mobile Internet	Our mobile customers can connect their mobile phones to the Internet using GSM, GPRS, 4G/LTE or UMTS technologies. Several offers include bundles and innovative options like Open-Internet, which allow data customers to share the total amount of data included in the bundle with family members.

PC Mobile Internet	Our mobile customers can connect their mobile phones to a computer to be used as a modem to browse the Internet using GSM, GPRS, 4G/LTE or UMTS technologies. In addition, our customers can directly connect their PC to the Internet utilizing a dongle with a WIND SIM card.

BlackBerry	Offered to corporate, SME and consumer customers

SMS and MMS	SMS offerings provide users with information such as news, sports, weather forecasts, horoscopes, finance and TV programming information, as well as a selection of games, ringtones, a chat service for customers as well as services specifically targeted at students. MMS provides multimedia (photo, video and sound) content, such as sports events, news, gossip, music and a chat service.

Content and Innovative Services	In 2014 WIND Italy had a strong focus on innovative services based on using the mobile phone for payments with the aim of simplifying the customer’s life by improving the user experience. In addition WIND improved its MyWIND App, renewed its partnership with Google for carrier billing and enhanced roll-out of mobile ticketing. WIND also focused its attention on digital services and in 2014 introduced a new innovative concept called “Digital Home & Life” in a store in Rome, in order to be closer to its customers. In the store, as well as online, WIND customers can choose and buy new technological devices to interact with their smartphone and, within their house, to manage aspects of their life and home, such as wellness and entertainment.

NFC	During 2014, WIND Italy implemented different initiatives to test NFC services.

International Roaming. Our mobile customers in Italy can use our mobile services, including SMS, MMS and data services where available, while roaming in other countries. Roaming coverage outside Italy is provided through our roaming agreements with approximately 488 international operators in 219 countries as of December 31, 2014.

Handset Offerings. We offer our customers in Italy a broad selection of handsets and Internet devices, which we source from a number of suppliers. The Italian market is a predominantly prepaid market and, as a result, mobile operators generally have provided limited handset subsidies, and only to higher value customers.

Mobile Telecommunications Licenses in Italy

WIND Italy has a license to provide mobile telephone services in Italy using digital GSM 1800 and GSM 900 technology. This license expires in 2018 and thereafter may be renewed by the relevant authorities considering the technological evolution from GSM to UMTS. WIND Italy acquired a UMTS license in 2001, which is expected to expire in 2029, and thereafter may be renewed for an additional seven years by the relevant authorities. Pursuant to the terms of the UMTS license, WIND Italy has coverage in all Italian regional capitals.

WIND has been licensed LTE/4G spectrum consisting of two blocks of 800 MHz spectrum and four blocks 2600 MHz spectrum. The license is valid until 2029.

Both the National Regulatory Authority (Autorità per le Garanzie nelle Comunicazioni, or “AGCOM”) and the Communications Department of the Italian Ministry of Economic Development have been reviewing frequency assignments and implementing changes thereto in 2014. Any changes to the frequency assignments could lead to increased costs for WIND Italy to adopt equipment and avoid interference.

Competition—Mobile Business in Italy

The mobile telecommunication market in Italy in which WIND Italy operates is characterized by high levels of competition among service providers. WIND Italy expects this market to remain competitive in the near term, and competition may be exacerbated by further consolidation and globalization of the telecommunications industry.

In the Italian mobile telecommunications market, Telecom Italia, operating under the “TIM” brand name, Vodafone Italy, operating under the “Vodafone” brand name, and Hutchison 3G, operating under the “3” brand name, are our principal competitors. Telecom Italia and Vodafone have well established positions in the Italian mobile market and each has a greater market share than WIND Italy. Hutchison 3G has been aggressively seeking new customers through the use of handset subsidies, which are not customarily offered in the Italian market, and heavily discounting its offering compared to WIND Italy. During 2014 the entire market reduced in size as a consequence of operators focusing on more robust pricing strategies and less aggressive use of promotions.

Telecom Italia, as the incumbent in the market, has the advantage of longstanding relationships with Italian customers. Vodafone Italy is well positioned in the market and is perceived as having a technologically advanced and reliable network in the market. Certain of our competitors also benefit from greater levels of global advertising.

According to Analysys Mason Research, the four network operators in Italy offer mobile telecommunications services to approximately 89.6 million registered customers as of December 31, 2014, representing a penetration rate of approximately 146.6% of the Italian population. As of December 31, 2014 there were 17 MVNO/ESPs providing services in the Italian market, with an aggregate market share of approximately 7%. Penetration is distorted by the widespread use of multiple SIM cards by individual users. The market is mostly prepaid.

According to Analysys Mason Research, as of December 31, 2014, excluding MVNOs, Telecom Italia had a market share of 34.7%, followed by Vodafone with 31.1%, WIND Italy with 23.4% and Hutchison 3G with 10.7%.

Marketing and Distribution—Mobile Business in Italy

In Italy, we market our mobile, Internet, fixed-line voice and data offerings by employing a multibrand strategy of the WIND and Infostrada brands in their respective markets. Each of the WIND and Infostrada brand logos incorporates the distinctive WIND logo, enabling cross-product brand identification. We also advertise our mobile, fixed-line and Internet products to consumers as the “Smart Fun” choice, emphasizing the quality, convenience and price of our products.

WIND Italy made strong developments on digital touch points (websites, Mobile sites, MyWIND App, self-care areas and social network) to improve the customer experience.

WIND Italy provides specific services to innovative startups and upcoming businesses by way of Wind Business Factor, which is a platform for business coaching and networking addressed to startups and new entrepreneurs.

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

We sell consumer mobile products and services, including SIM cards, scratch cards, WIND branded and unbranded handsets through a significant number of points of sale. As of December 31, 2014, we had 159 WIND owned stores and approximately 498 exclusive franchised outlets operating under the WIND name. WIND Italy also utilizes 1,015 non-exclusive points of sale, 910 electronic chain store outlets and approximately 4,697 other points of sale in smaller towns managed by SPAL S.p.A., our largest distributor in Italy in terms of points of sale. We also sell a portion of our consumer services online through WIND website.

Sales to large corporate customers are made by a dedicated in-house corporate sales team, whereas sales to SMEs and SOHOs are undertaken by agents. In addition, we recently launched an online store aimed at business customers for the direct sale of mobile products and services known as “WIND Business Shop” on the WIND website.

Given the increasing importance of customer experience as a strategic element of differentiation in the market, WIND Italy has created a new function for the Customer Experience Development. This function’s objective is to ensure the continuous improvement of customer satisfaction, developing a customer experience model with the fundamental support of all business functions. The activity will be carried out using a methodology based on NPS (Net Promoter Score). This indicator is able to correlate the level of loyalty and growth and it is now used worldwide to assess the quality of customer experience. NPS is becoming increasingly central to WIND Italy’s strategy; in addition to being measured periodically through market research, NPS will be used as a tool for continuous monitoring of customer perception when interacting with WIND Italy. In this way, it will be possible to better assess the level of customer satisfaction and implement improvement actions.

Fixed-line Business in Italy

Description of Fixed-line Services in Italy

In Italy, we offer a wide range of fixed-line voice and Internet broadband services. We offer these services to both consumer and corporate customers under the Infostrada brand.

Our fixed-line voice customer base in Italy consisted of approximately 2.8 million customers as of December 31, 2014. Our direct customers mainly comprise LLU customers.

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

Fixed-Line Services	Description

Internet and Data Services	In the broadband access market in Italy, we mainly offer our products directly through LLU. We offer broadband to both direct and indirect customers, so long as the line is ADSL or ADSL 2+ capable.

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

Only on LLU customers WIND continues to push the “ADSL Vera” concept that allows a variable maximum download speed up to 20 Mbps depending on the quality of the copper network utilized with no additional charge.

For corporate customers, WIND has developed several innovative and digital services such as Cloud including IaaS, Data Center, cCloud and SaaS (software as a service), characterized for being fast, simple and flexible.

Consumer Voice Offerings	Throughout Italy, we provide traditional analog voice telephone service, or “PSTN access,” digital fixed-line telephone service, or “ISDN access,” and value added services, such as caller ID, voicemail, conference calls, call restriction, information services and call forwarding. However, an increasing number of our customers in Italy subscribe to bundled fixed-line voice and Internet broadband offerings.

Corporate Voice Offerings	We provide PSTN, ISDN and VoIP fixed-line voice services, data services, value added services and connectivity services to corporate customers, including large corporate customers, SMEs and SOHOs.
For larger corporate customers, we typically tailor our offerings to the needs of the customer and, where applicable, to competitive bidding requirements. We offer our large corporate customers direct access to our network through microwave links, direct fiber optic connections or, where we do not offer direct access, via LLU, dedicated lines leased from Telecom Italia. We also offer large corporate customers national toll free and shared toll. We typically offer SME and SOHO customers off the shelf plans rather than bespoke offerings.
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

Competition—Fixed-line Business in Italy

In the Italian fixed-line voice market, the incumbent, Telecom Italia, maintains a dominant market position. Telecom Italia benefits from cost efficiencies inherent in its existing telecommunications infrastructure over which it provides its fixed-line coverage. As the main Italian telecommunications provider, Telecom Italia also benefits from corporate and public sector customers, coupled with recognition and familiarity. Swisscom and Vodafone have entered the fixed-line Internet, voice and data markets by buying Fastweb S.p.A. and Tele2 (successively rebranded TeleTu), respectively. We expect that the fixed-line telecommunications market will remain competitive as a result of the presence of international competitors, the introduction and growth of new technologies, products and services, the declining number of fixed-line customers due to continued fixed-line to mobile substitution, continued migration from narrowband (dial-up) to broadband usage and regulatory changes (for example, in relation to LLU tariffs) in the Italian market, all of which may exert downward pressure on prices or otherwise cause our fixed-line customer base in Italy to contract, thereby impacting our revenue and profitability.

Four service providers, Telecom Italia, WIND Italy (with its brand Infostrada), Vodafone/TeleTu and Fastweb accounted for approximately 94% of the total broadband fixed services actually accessed in the Italian market as of December 31, 2014.

Based on our internal estimates, as of December 31, 2014, Telecom Italia had approximately 7.0 million broadband customers in Italy, representing a market share of approximately 50.3% of broadband retail connections, followed by WIND Italy with approximately 2.2 million broadband customers, representing a market share of approximately 15.9% of broadband retail connections, Fastweb with approximately 2.1 million active broadband customers, representing a market share of approximately 15.0% of broadband retail connections and by Vodafone/TeleTu, with approximately 1.8 million broadband customers representing a market share of approximately 12.7% of broadband retail connections. All other operators had in the aggregate approximately 0.85 million broadband customers, representing a market share of approximately 6.1% of broadband retail connections.

Marketing and Distribution—Fixed-line Business in Italy

In Italy, we market our fixed-line voice, broadband and data services primarily through WIND Italy’s “Infostrada” brand.

The main sales channels for fixed-line voice and broadband services are represented by the shops and the toll-free number 159. In the Internet access market for consumer customers, the “Infostrada” web portal is an important and growing distribution channel. In Italy, we utilize sales agencies, WIND Italy’s call centers and a direct sales force to target sales of fixed-line voice and Internet services to corporate customers. However, in 2013 and 2014, we have increasingly adopted pull sales channels which are more effective and efficient in order to increase the fixed business marginality.

We also offer bundled services in Italy that combine our mobile, Internet, fixed-line voice and data services with an integrated infrastructure and network coverage.

Description of Operations of the Algeria Segment

Our Algeria segment covers our operations in Algeria.

Mobile Business in Algeria

Description of Mobile Services in Algeria

In Algeria, we generally offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2014, we had the following percentages of postpaid and prepaid customers:

Payment Plan	Algeria

Postpaid	3%

Prepaid	95%

Hybrid (monthly fee with recharge possibility)	2%

Call Completion Services and Value Added Services

In Algeria, we provide all of our customers voice services that include airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for predefined number of voice traffic and roaming fees for airtime charges when customers travel abroad.

Value Added Services	Description
Basic Value Added Services	Caller-ID
Voicemail
Call forwarding
Conference calling
Call blocking
Call waiting

Messaging Services	SMS
MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail)
Mobile instant messaging

Content/chat/infotainment services	Dependent upon location

Data access services	On GPRS and EDGE, and 3G

RBT	Customized ring back tones

Roaming

In Algeria our operations generally have active roaming agreements covering a number of countries in Europe, Asia, North America, South America, Australia and Africa. Our roaming arrangements generally cover all major roaming destinations, and include active roaming agreements with 432 GSM networks in 157 countries, GPRS roaming with 202 networks in 93 countries and CAMEL roaming through 152 operators in 81 countries.

Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host’s network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer’s monthly bill.

Interconnect

We have several interconnection agreements with mobile and fixed-line operators in Algeria under which we provide traffic termination services. These services represent termination of incoming voice and data traffic from a network of our competitors when their customers call or send data to our customers.

Sales of Equipment and Accessories

Handset offerings. In order to stimulate mobile phones and smart phones penetration, we offer to our customers a broad selection of handsets and Internet devices, which we source from a number of suppliers.

USB Modems. In Algeria, we generally offer our customers wireless Internet access through GPRS/EDGE and 3G networks using special Plug&Play-USB modems. In addition to providing Internet access, USB modems generally provide other functionalities such as balance top-up, tariff changing and easy management of other services in USB modem interfaces.

Mobile Telecommunications Licenses in Algeria

The key terms of our licenses in Algeria:

•	2G, 3G and VSAT licenses for the entire territory of Algeria and ISP authorization for the entire territory of Algeria.

•	The 2G license will expire on July 30, 2016. The 3G license will expire on December 2, 2028.

Competition—Mobile Business in Algeria

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

According to Analysys Mason Research, there were approximately 44.4 million subscriptions in Algeria as of December 31, 2014, representing a penetration rate of approximately 113.4%.

In Algeria, there are three mobile operators: Djezzy, operating through our subsidiary Omnium Telecom Algeria SpA; Mobilis, a subsidiary of Algeria’s incumbent operator, Algérie Télécom; and Ooredoo. Algérie Télécom launched its Mobilis GSM network in April 1998 and was the only operator until the second GSM license was awarded to Djezzy in July 2001. OTA launched under the Djezzy brand in February 2002. Wataniya Telecom Algeria (renamed Ooredoo) was awarded the third GSM license in December 2003. In December 2013, a 3G license was granted to all three operators. Competition is based primarily on local and international tariff prices, network coverage, quality of service, the level of customer service provided, brand identity and the range of value-added and other customer services offered.

In July, 2014, Djezzy launched 3G services and has since expanded services to 21 provinces across the country, including Algiers and the largest provinces in terms of population.

Customer growth in Algeria’s mobile market is expected to slow down, and the attention is expected to shift to maintaining or improving the average revenue per user, supported by data revenue growth after commercial launch of 3G networks.

Competition for customers in Algeria is intense as a result of greater market penetration and is focused on new technologies, products and services. As a result of increased competition, mobile providers are utilizing new marketing strategies, including aggressive price promotions, to retain existing customers and attract new ones.

The following table shows our and our competitors’ respective customer numbers in Algeria as of December 31, 2014:

Operator	Customers in Algeria (in millions)
Djezzy (VimpelCom)	18.4
Mobilis (AMN)	14.1
Ooredoo (WTA)	11.8

Source: Analysys Mason Research for all companies except Djezzy.

Marketing and Distribution—Mobile Business in Algeria

Our postpaid plans are targeted at our business customers and include “Djezzy Classic” and “Business Control.” Our postpaid plans for residential customers include “Djezzy Classic” and “Djezzy Control.” Our prepaid plans for residential customers include “Djezzy Good” and “Djezzy Go.” In July 2014, Djezzy launched a number of commercial offers including Millennium 3G (a hybrid voice and data product) and data dongle promotions, as well as B2B and B2C 3G offers. Djezzy launched a new prepaid offer “Go”, which achieved encouraging uptake, at the end of December 2014. Djezzy also launched an unlimited postpaid offer “Infinity”, which was supported by OTT partnerships with WhatsApp, Opera Mini and the 3G “Be-Djezzy” applications. We sell our mobile telecommunication services through indirect channels (distributors) and through our “Djezzy” branded shops, of which there were 2,000, including 1,102 equipped with IT material and sales application, as of December 31, 2014. Our nine exclusive national distributors cover all the 48 Wilayas and are distributing our products through 66,831 authorized points of sale. We also had a pool of more than 700 agents in a call center as of December 31, 2014. This pool of agents combines a series of insourced and outsourced agents that are directly managed by OTA management in three languages (Arabic, French and Amazigh).

Description of Operations of the Africa & Asia Segment

Our Africa & Asia segment covers our operations in Pakistan, Bangladesh and Laos.

Mobile Business in Africa & Asia

Description of Mobile Services in Africa & Asia

In Africa & Asia, we generally offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2014, we had the following percentages of contract and prepaid customers:

Payment Plan	Pakistan	Bangladesh	Laos
Postpaid	2%	6%	3%
Prepaid	98%	94%	97%

Call Completion Services and Value Added Services

In Africa & Asia, we provide all of our customers voice services that include airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for predefined number of voice traffic and roaming fees for airtime charges when customers travel abroad.

Value Added Services	Description
Basic Value Added Services	Caller-ID
Voicemail
Call forwarding
Conference calling
Call blocking
Call waiting

Messaging Services	SMS
MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail)
Mobile instant messaging

Content/chat/infotainment services	Dependent upon the country of the customer

Data access services	On GPRS and EDGE, and 3G

RBT	Customized ring back tones

Roaming

In Africa & Asia, our operations generally have active roaming agreements covering a number of countries in Europe, Asia, North America, South America, Australia and Africa. Our roaming arrangements vary according to the countries in which we operate, but generally cover all major roaming destinations.

Country	Roaming Agreements (as of December 31, 2014)
Pakistan	Active roaming agreements with 301 GSM networks in 148 countries
GPRS roaming with 198 networks in 101 countries
CAMEL roaming through 56 operators in 44 countries

Bangladesh	Active roaming agreements with 423 GSM networks in 155 countries
GPRS roaming facilities in 325 networks in 117 countries
Offer in-flight and maritime roaming with Emirates Airlines and Malaysian Airlines

Laos	Active roaming agreements with 392 GSM networks in 135 countries
GPRS roaming with 201 networks in 64 countries
CAMEL roaming through 26 operators in 16 countries

Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host’s network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer’s monthly bill.

Interconnect

We have several interconnection agreements with mobile and fixed-line operators in Africa and Asia under which we provide traffic termination services. These services represent termination of incoming voice and data traffic from a network of our competitors when their customers call or send data to our customers.

Sales of Equipment and Accessories

Handset offerings. In order to stimulate mobile phones and smart phones penetration, we offer to our customers a broad selection of handsets and Internet devices, which we source from a number of suppliers.

USB Modems. In Africa & Asia, we generally offer our customers wireless Internet access through GPRS/EDGE and 3G networks using special Plug&Play-USB modems. In addition to providing Internet access, USB modems generally provide other functionalities such as balance top-up, tariff changing and easy management of other services in USB modem interfaces.

Mobile Telecommunications Licenses in Africa & Asia

In Africa & Asia, our mobile telecommunications services are provided pursuant to licenses in the countries in which we operate. The following is a summary of the key terms of our licenses in Africa & Asia:

Country	Licenses
Pakistan	2G, 3G WLL, Long Distance and International licenses for the entire territory of Pakistan and for Azad Jammu Kashmir and Gilgit Baltastan.
The 2G licenses will expire in 2022 and the 3G license will expire in 2029.

Bangladesh	2G and 3G license for the entire territory of Bangladesh.
The 2G license will expire in 2026. The 3G license will expire on September 18, 2028.

Laos	2G, 3G, WLL, ISP, WIMAX and IGW licenses for the entire territory of Laos.
The 2G license will expire in 2022, while the 3G license was issued in November 14, 2012 (effective as of January 1, 2013) and is renewed on an annual basis.

Competition—Mobile Business in Africa & Asia

Pakistan

The Pakistani telecommunications sector has experienced significant growth over the past ten years due to a variety of reasons. The introduction of several new operators to the market has increased the level of competition and resulted in an overall drop in prices making it more affordable for consumers to own mobile phones. Additionally, the continuous investment in network expansion carried on by operators provided a higher percentage of the Pakistani population with access to mobile services as compared to before. The availability, affordability and ease of use of handsets also contributed to the growth of the overall mobile industry.

Pakistan is mainly a 2G market. However, 3G is growing following its launch in 2014. Mobilink launched 3G services in 31 cities, reaching as the first operator 2 million 3G customers.

According to the Pakistan Telecommunications Authority, there were approximately 136 million customers in Pakistan as of December 31, 2014, representing a penetration rate of approximately 73.1% (inclusive of Azad

Jammu Kashmir and Northern Areas). The Pakistani mobile telecommunications market has five main operators: Mobilink, Telenor Pakistan, Ufone, Warid and Zong. Telenor Pakistan is a member of Telenor Group and has been operating commercially in the market since 2005. Ufone is a member of the Etisalat Group and started operations in 2001. Warid Telecom is a wholly owned company of the Abu Dhabi Group and launched its cellular services in Pakistan in May 2005. Zong is wholly owned by China Mobile.

The following table shows our and our competitors’ respective customer numbers in Pakistan as of December 31, 2014:

Operator	Customers in Pakistan (in millions)
Mobilink (VimpelCom)	38.5
Telenor Pakistan	36.5
Zong	26.3
Ufone	22.0
Warid	12.5

Source: The Pakistan Telecommunications Authority.

Bangladesh

The mobile telecommunications industry was introduced late in Bangladesh. Since Grameenphone launched its GSM technology in 1997, the industry has grown rapidly. In the last decade the penetration increased from 0.8% in 2002 to 72.4% in 2014 according to the Bangladesh Telecommunications Regulatory Commission. Increased demand for mobile telecommunications services is largely due to the expansion of the economy of Bangladesh and a corresponding increase in disposable income, declining tariffs which have made mobile telecommunications services more affordable to the mass market customer segment, and improved service quality and coverage. Bangladesh is mainly a 2G market with prepaid customers. However, 3G usage is growing following the launch of 3G service in October 2013. The growing 3G network is expected to increase average revenue per user as the use of the Internet grows with improving data speed presenting a significant opportunity to grow market share in significant urban centers. At the end of 2014, 5.1% of Banglalink customers were using 3G data service.

According to the Bangladesh Telecommunications Regulatory Commission, there were approximately 120 million customers in Bangladesh as of December 31, 2014, representing a penetration rate of approximately 72.4%.

The mobile telecommunications market in Bangladesh is highly competitive. The top three mobile operators, Grameenphone, Banglalink and Robi, collectively held approximately 89.5% of the mobile market in Bangladesh as of December 31, 2014 according to the Bangladesh Telecommunications Regulatory Commission. In addition to Grameenphone and Robi, we also compete with Airtel, Citycell and Teletalk.

The following table shows our and our competitors’ respective customer numbers in Bangladesh as of December 31, 2014:

Operator	Customers in Bangladesh (in millions)
Grameenphone	51.5
Banglalink (VimpelCom)	30.9
Robi	25.3
Airtel	7.5
Teletalk	3.9
Citycell	1.3

Source: The Bangladesh Telecommunications Regulatory Commission.

Laos

The Lao telecommunication market is strictly regulated by fixed price floors and limited promotion periods. VimpelCom Lao has been impacted by these regulations, resulting in a declining subscriber base.

According to Analysys Mason, there were approximately 4.7 million customers in Laos as of December 31, 2014.

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

The following table shows our and our primary mobile competitors’ customer numbers in Laos as of December 31, 2014:

Operator	Customers in Laos (in millions)
Unitel	2.3
LTC	1.7
VimpelCom Lao Co. (VimpelCom)	0.2
ETL	0.5

Source: Analysys Mason Research for all companies except VimpelCom Lao Co.

Marketing and Distribution—Mobile Business in Africa & Asia

Below is a summary of our sales and distribution arrangements in the countries in which we operate:

•

In Pakistan, we offer a portfolio of tariffs and products designed to cater to the needs and requirements of specific market segments, including mass-market customers, youth customers, personal contract customers, SOHOs (with one to five employees), SMEs (with six to 50 employees) and enterprises (with more than 50 employees). We offer corporate customers several postpaid plan bundles, which include on-net minutes, variable discount for closed user groups and follow-up minutes based on bundle commitment. As of December 31, 2014 our sales channels include seven company stores, 21 business centers, a direct sales force of over 350 employees, 379 franchise stores, 73 contractual direct-selling representatives, and over 229,000 third party retailers.

•

In Bangladesh, we offer our customers several national prepaid and postpaid tariff plans, focusing on mass, youth and B2B segments. We divide our primary target customers into five categories: high-value customers (for the top 20% of our high-ARPU-generating customers); public call offices (a telephone facility in a public place providing calling-card-based domestic and international telecommunications services), enterprises (for companies with 15 or more employees), SME accounts (for companies with one to 15 employees) and mass customers. We also offer specific-business value-added services and special pricing based on volume and contractual commitment, which include Fleet Tracking and Bulk SMS. We provide our large enterprise accounts with specialized customer service and enterprise relationship management. With rapid growth in 3G network, we are offering a wide range of 3G products which cater to the need of different segments to add information on current 3G offers. As of December 31, 2014, our sales and distribution channels include nine company stores, a direct sales force of 78 permanent employees (Zonal sales managers), 109 franchise stores, 52,048 retail SIM selling outlets, 198,437 top up selling outlets and 1,182 Banglalink service points.

•

In Laos, we offer pricing plans for contract, prepaid and Internet services for residential and corporate customers. Local price plans include plans for heavy users, handset packages and closed user groups for families and communities. Most tariffs are quoted in the local currency. We distribute our mobile services and products through 5 exclusive distributors and 79 promoters.

Fixed-line Business in Africa & Asia

Description of Fixed-Line Services in Africa & Asia

Our fixed-line business in Africa & Asia is limited to our operations in Pakistan. We do not offer fixed-line services in other countries in which we operate in Africa & Asia. Our fixed-line business in Pakistan includes internet, data and value added services over a wide range of access media, covering major cities of Pakistan. We also offer domestic and international long distance services, point-to-point leased lines, dedicated Internet services through our access network, virtual private network, or “VPN,” services, value added services, such as web hosting, email hosting and domain registration, DSL and xDSL services, WiMax services, VSAT services, Metro Fiber, which provides last mile access to the enterprise sectors in Karachi, Lahore and Islamabad and P2P radios for connecting to our network.

Competition—Fixed-line Business in Africa & Asia

In Pakistan, our fixed-line business faces significant competition from other providers of fixed-line corporate services, carrier and operator services and consumer internet services.

In Pakistan, our main competitors for fixed-line corporate services are Pakistan Telecommunication Corporation, or “PTCL,” Multinet, Wateen, Supernet, Cybernet, Nexlinx and Nayatel. Our main competitors for carrier and operator services are PTCL, Wateen, World Call, Wi-Tribe, and Telenor Pakistan. Our main competitors for consumer Internet services are PTCL, Wateen, World Call, Wi-Tribe and Qubee.

Marketing and Distribution—Fixed-line Business in Africa & Asia

In Pakistan, we utilize a direct sales force for corporate customers. We employ a team of regional sales managers in three different regions supported by dedicated sales force and account managers. For consumer DSL, we use direct sales channels, indirect sales channels and telesales. Our telesales operate in Lahore in Central Region with a team of telesales executives led by a sales manager. We offer WiMax services to the consumer market only in Karachi. Direct sales are supported by a dedicated sales force of business development officers. Indirect sales are supported by retail business development officers who offer services through our franchise network. Our telesales channel also offers WiMax services.

Description of Operations of the Ukraine Segment

Mobile Business in Ukraine

Kyivstar Transformation program

Kyivstar experienced significant pressure on results in 2014, due to the transition to lower priced bundled tariff plans and more conservative spending behavior by customers as a result of the challenging macro-economic and geopolitical environment. Kyivstar, during 2013, launched its transformation program with the aim to improve customer excellence and operational performance. The transformation was ongoing during 2014 and has been delivering positive results. Net Promoter Scores improved, particularly in network quality perception, but also due to attractive simplified tariff offerings focused on on-net, off-net, Internet and FTTB. As a result, Kyivstar reported the leading position in NPS and annualized churn improved during 2014.

Description of Mobile Services in Ukraine

Mobile Voice Services

As of December 31, 2014, approximately 9.1 % of our customers in Ukraine were on postpaid plans and approximately 90.9 % of our customers in Ukraine were on prepaid plans.

Call Completion and Value Added Services

In Ukraine, we offer the same call completion and value added services as in Russia. For a description of these services, see “Item 4—Information on the Company—Description of Operations of the Russia Segment—Mobile Business in Russia—Description of Mobile Services in Russia.”

Roaming

As of December 31, 2014, Kyivstar provided voice roaming on 428 networks in 195 countries, GPRS roaming on 350 networks in 158 countries and 3G roaming on 208 networks in 102 countries.

Wireless Internet Access

In Ukraine, we provide our customers with wireless Internet access through GPRS/EDGE networks. The service was commercially launched in 2008. Customers receive a USB modem and SIM card with a pre-installed special Internet rate data plan.

Mobile Telecommunications Licenses in Ukraine

In Ukraine, Kyivstar holds 900 MHz GSM and 1,800 MHz GSM cellular licenses to provide telecommunications services throughout the territory of Ukraine. These licenses were received on October 5, 2011 for a term of 15 years each and will expire on October 4, 2026.

On February 25, 2015, VimpelCom announced that Kyivstar has been awarded one of three licenses to provide nationwide 3G services in the 2100 Mhz band. The results of the auction have been approved by the National Commission for the State Regulation of Communications and Informatization of Ukraine. The license is valid for a period of 10 years.

We have also obtained a range of national and regional radio frequency licenses for use of radio frequency resource in the referred standards and in specified standards—RRL and WiMax. Our network covers approximately 98% of Ukraine’s population.

Competition—Mobile Business in Ukraine

According to Analysys Mason Research, as of December 31, 2014, there were approximately 62 million customers in Ukraine, representing a penetration rate of approximately 137.8%. There are currently three mobile operators with national coverage in Ukraine: Kyivstar, Mobile TeleSystems—Ukraine (“MTS Ukraine”) and LLC Astelit.

The following table shows our and our primary mobile competitors’ respective customer numbers in Ukraine as of December 31, 2014:

Operator	Customers (in millions)
Kyivstar (VimpelCom)	26.2
MTS Ukraine	22.9
Astelit	10.3

Source: Analysys Mason Research for all companies except Kyivstar.

Kyivstar and MTS Ukraine

Kyivstar competes primarily with MTS Ukraine, which is 100% owned by MTS and operates a GSM-900/1800 network in Ukraine.

Other Competitors in Ukraine

Kyivstar also competes with Astelit, which operates throughout Ukraine. Kyivstar also competes with Trimob, a company which was separated from Ukrtelecom to provide services under a 3G license, and with other small CDMA players.

Marketing and Distribution—Mobile Business in Ukraine

In Ukraine, we offer several prepaid and contract tariff plans, each one targeted at a different type of customer.

We divide our primary target customers into two large groups:

•	B2B (subdivided into SME customers and LE customers); and

•	B2C (mass market) customers.

The Ukrainian mobile market operates primarily on prepaid plans. To attract more contract customers, we have differentiated our service levels to provide higher customer service to our contract customers, such as direct access to customer service agents on a dedicated contract customer service line, in addition to our initiatives to increase the flexibility and accessibility of the payment methods offered to contract customers. Kyivstar further simplified its offerings by introducing new tariff plans in 2014 focused on on-net, off-net, Internet and FTTB.

Customer Loyalty Programs

In Ukraine, to promote brand loyalty we use “Kyivstar club” program, providing a monthly bonus, which is a percentage of the amount spent by the customer’s usage per month and the length of time the customer has been a Kyivstar customer. In 2015 we are planning to introduce new loyalty programs that aim to stimulate gross adds in SME segment and in the LE segment we are planning to offer individual discounts for clients and pricing.

Fixed-line Business in Ukraine

Description of Fixed-line Services in Ukraine

Business Operations

We have constructed and own a 44,634 kilometer fiber optic network, including 24,917 kilometers within cities, 15,188 kilometers and 9,729 kilometers local FOL for FTTB, which is interconnected to the local PSTN in Kyiv, to other major metropolitan areas in Ukraine and to our gateway. We provide data and Internet access services in almost all metropolitan cities in Ukraine.

Our fixed-line services include corporate Internet access, VPN services, data center, contact center, fixed-line telephony and a number of value added services. Internet access services include connection to the Internet via ADSL, symmetrical and ethernet interfaces at speeds ranging from 256 kbps to 10 Gbps. Fixed-line voice services are available in 30 major cities of Ukraine.

As of December 31, 2014, we owned in total 44,634 kilometers of fiber optic cable (including Backbone and MAN) that satisfies almost all our needs in terms of transmission network capabilities with a negligible level of leased capacity still being needed.

Local Access Services. We provide local access services to corporate customers by connecting their premises to our fiber optic network, which interconnects to the local PSTN in 30 major Ukrainian cities.

International and Domestic Long Distance Services. We provide outgoing international voice services to business customers through our international gateway and direct interconnections with major international carriers. DLD services are primarily provided through our own intercity transmission network and through interconnection with Ukrtelecom’s and other operators’ networks. We also hold an international license that enables us to provide international voice and data services to our business and corporate customers.

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

Residential and FTTB Operations

In Ukraine, we offer the fixed-line and wireless Internet services. We began providing fixed-line broadband services in Ukraine in 2008 and as of December 31, 2014 provided services in 130 cities in Ukraine. In connection with this service, we have been engaged in a project to install FTTB for fixed-line broadband services in approximately 45,076 residential buildings in 130 cities, providing over 60,953 access points.

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

Consumer Internet Services

Our main competitors for provision of consumer Internet services in Ukraine are Volia and Ukrtelecom. From December 31, 2013 to December 31, 2014, we increased the number of broadband customers in Ukraine by 10% from 761,532 to 813,286.

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

Fixed-line services have significant potential considering positive difference in market share and brand preference for the B2B market. Fixed-line services are used as an effective tool to acquire, develop and retain corporate large accounts, especially in financial, agricultural and retail sectors.

Residential and FTTB Operations and operator services in Ukraine

Our marketing strategy is focused on attracting new customers. We offer several tariff plans, each one targeted at a different type of customer. In 2014 our consumer fixed-line Internet services business was supported by BTL activities, including a leaflets distribution, in areas where the service is provided.

Fixed-line Broadband Internet Access. We offer a wide range of FTTB services tariffs targeted at different customer segments. There are four unlimited tariff plans with monthly fees, which offer different speeds up to 100 Mbps for active Internet users.

Description of Operations of the CIS Segment

Mobile Business in the CIS

Description of Mobile Services in the CIS

Mobile Voice Services

As of December 31, 2014, approximately 2% of our customers in the CIS were on postpaid plans and approximately 98% of our customers in the CIS were on prepaid plans.

Call Completion and Value Added Services. In the CIS, we offer the same call completion and value added services as in Russia (except for location based services). For a description of these services, see “—Description of Operations of the Russia Segment—Mobile Business in Russia—Description of Mobile Services in Russia.”

Roaming. In the CIS, we have roaming arrangements with a number of other networks, which vary by country of our operations.

Country	Roaming Agreements (as of December 31, 2014)
Kazakhstan	Voice roaming on 541 networks in 185 countries
GPRS roaming on 383 networks in 148 countries
CAMEL roaming on 230 networks in 96 countries

Uzbekistan	Voice roaming on 484 networks in 184 countries
GPRS roaming on 344 networks in 156 countries
CAMEL roaming on 205 networks in 97 countries

Armenia	Voice roaming on 401 networks in 173 countries
GPRS roaming on 297 networks in 128 countries
CAMEL roaming on 193 networks in 92 countries

Tajikistan	Voice roaming on 187 networks in 85 countries
GPRS roaming on 162 networks in 79 countries
CAMEL roaming in 100 networks on 58 countries

Georgia	Voice roaming on 195 networks in 83 countries
GPRS roaming on 135 networks in 73 countries
CAMEL roaming on 111 networks in 59 countries

Kyrgyzstan	Voice roaming on 424 networks in 144 countries
GPRS roaming on 159 networks in 76 countries
CAMEL roaming on 90 networks in 50 countries

Mobile Internet Services

We have partnered with Opera Software to offer a “Beeline” branded version of the Opera Mini browser under a framework agreement in all CIS BU countries. We have promotional zero-zones for major local and international social networks in CIS countries to lower the entry barrier for new data-users and stimulate consumption for existing ones. We also focus on smartphone penetration growth in our countries as the major source of effective demand for our mobile internet services.

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

In Uzbekistan, we provide customers with wireless Internet access over GPRS/EDGE/UMTS/4G/LTE networks. The UMTS/HSPA services were commercially launched in 2008 and the majority of the network was constructed in 2010. In September 2014, we launched 4G/LTE in Tashkent. We provide Internet services both for smartphones and feature phones as well as for USB dongles and tablet computers. We focus on small screen users and we have begun to integrate mobile services of popular social networks. Devices provided are locked for the Beeline network so that they only work within our network.

In Armenia, we provide customers with wireless Internet access over GSM/GPRS/EDGE/UMTS networks. UMTS services were commercially launched in 2009. For small screen customers, we launched data bundles for Internet access for a daily fee with unlimited data usage and a limit on speed only after a certain amount of usage per day, and began to integrate mobile services of popular social networks, including, Odnoklassniki and Facebook. USB modems were commercially launched in July 2009. Customers receive a USB modem and a SIM card with a pre-installed special Internet rate data plan.

In Tajikistan, USB modems were launched in January 2008. We provide our customers with wireless Internet access via GSM/EDGE and UMTS networks. We provide Internet services for smartphones and feature phones as well as for USB dongles. In 2014, the usage of non-voice 3G/GPRS services increased due to a balanced set of new Internet tariffs that Tacom offered. In addition, we have offered entry level monthly and daily Internet options for our customers in Tajikistan.

In Georgia, we provide our customers with wireless Internet access through EDGE and 4G networks. Beeline in Georgia participated in the tender for 4G/LTE license, which was awarded in January 2015. Our 4G network in Georgia was launched in February 2015. The license is valid for 15 years.

In Kyrgyzstan, we provide our customers with wireless Internet access through GPRS/EDGE/UMTS/HSPA+ networks. Our UMTS/HSPA+ network in Kyrgyzstan was launched in December 2010. USB modems were commercially launched for prepaid and contract customers in November 2009. We launched attractive internet options to promote data usage during idle hours and spread the network load in Kyrgyzstan in 2014. Kyrgyzstan was successful in branded smartphone distribution in 2014 therefore increasing data user base.

Mobile Telecommunications Licenses in the CIS

Country	Licenses (as of December 31, 2014)	License Expiration
Kazakhstan	National GSM-900/1800 and UMTS license for the entire territory of Kazakhstan	Unlimited term and can be terminated voluntarily by the operator

Uzbekistan	National license for GSM-900/1800, UMTS and 4G/LTE covering the entire territory of Uzbekistan	August 6, 2016

Armenia	GSM-900/1800 and UMTS license for the entire territory of Armenia	March 3, 2028

Tajikistan	National GSM-900/1800, UMTS and 4G/LTE licenses for the entire territory of Tajikistan	May 12, 2019, July 13, 2015 and December 9, 2015, respectively

Georgia	Two GSM-1800 frequency licenses and one E-GSM frequency license for the entire territory of Georgia	July 23, 2023, January 26, 2017 and January 25, 2018, respectively

Kyrgyzstan

National license to use radio spectrum of 900 MHz, 1800 MHz, 2100 MHz for the entire territory of Kyrgyzstan (technology neutral)

National GSM-900/1800 and UMTS licenses for the entire territory of Kyrgyzstan

30 October 2019, May 30, 2016 and October 23, 2015, respectively

On December 29, 2014, Mobitel won the tender for the 4G license conducted by the Georgian National Communications Commission. The license was obtained on January 29, 2015 and remains valid for 15 years. Under the terms of the license, Mobitel has certain specific rollout criteria and by February 1, 2020 the Mobitel 4G network should cover 90% of the villages and cities in Georgia. The commercial launch of LTE was announced on February 1, 2015.

Competition—Mobile Business in the CIS

Kazakhstan

According to Analysys Mason Research, there were approximately 27.7 million customers in Kazakhstan as of December 31, 2014, representing a penetration rate of approximately 159.5%.

The following table shows our and our primary mobile competitors’ respective customer numbers in Kazakhstan as of December 31, 2014:

Operator	Customers (in millions)
GSM Kazakhstan	13.1
KaR-Tel (VimpelCom)	9.8
Tele2 Kazakhstan	3.3
AlTel	1.5

Source: Analysys Mason Research for all companies except KaR-Tel.

Uzbekistan

According to Analysys Mason Research, as of December 31, 2014, there were approximately 20.1 million customers in Uzbekistan, representing a penetration rate of approximately 65.5%. The relatively low penetration rate is caused by the single-SIM profile of Uzbekistan mobile subscribers.

The following table shows our and our primary mobile competitors’ respective customers in Uzbekistan as of December 31, 2014:

Operator	Customers (in millions)
Unitel (VimpelCom)	10.6
Ucell	8.6
Others	0.9

Source: Analysys Mason Research for all companies except Unitel.

MTS re-entered the market in a joint venture with a government controlled entity in December 2014. MTS owns a 50.01% stake and the government 49.99%.

Armenia

According to Analysys Mason Research, as of December 31, 2014, there were approximately 3.6 million customers in Armenia, representing a penetration rate of approximately 120.5%.

The following table shows our and our primary mobile competitors’ respective customers in Armenia as of December 31, 2014:

Operator	Customers (in millions)
K-Telecom	2.2
ArmenTel (VimpelCom)	0.8
Orange Armenia	0.6

Source: Analysys Mason Research for all companies except ArmenTel.

Tajikistan

According to Analysys Mason Research, as of December 31, 2014, there were approximately 10.2 million customers in Tajikistan, representing a penetration rate of approximately 121.7%.

The following table shows our and our primary mobile competitors’ respective customers in Tajikistan as of December 31, 2014:

Operator	Customers (in millions)
Babilon Mobile	3.7
TCell	3.3
MegaFon TJ	1.8
Tacom (VimpelCom)	1.3
TK Mobile	0.1

Source: Analysys Mason Research for all companies except Tacom.

Georgia

According to Analysys Mason Research, as of December 31, 2014, there were approximately 5.7 million customers in Georgia, representing a penetration rate of approximately 132.3%.

The following table shows our and our primary mobile competitors’ respective customers in Georgia as of December 31, 2014:

Operator	Customers (in millions)
Geocell	2.1
Magticom	2.0
Mobitel (VimpelCom)	1.3
Others	0.3

Source: Analysys Mason Research for all companies except Mobitel.

Kyrgyzstan

According to Analysys Mason Research, as of December 31, 2014, there were approximately 7.0 million customers in Kyrgyzstan, representing a penetration rate of approximately 124.8%

The following table shows our and our primary mobile competitors’ respective customers in Kyrgyzstan as of December 31, 2014:

Operator	Customers (in millions)
Alfa Telecom (Megacom)	2.8
Sky Mobile (VimpelCom)	2.7
Nur Telecom	1.4

Source: Analysys Mason Research for all companies except Sky Mobile.

Marketing and Distribution—Mobile Business in the CIS

All our mobile operations in CIS divide their primary target customers into five large groups:

•	large account corporate customers (business market);

•	SME customers (business market);

•	high ARPU customers (consumer market);

•	youth segment (consumer market); and

•	mass market customers.

In Kazakhstan we offer a wide pricing portfolio which contains nationwide and regional tariff plans and add-ons for consumer and business segments. During 2014 the pricing portfolio for the consumer segment has been expanded by a new integrated bundle line.

In Uzbekistan, we offer several U.S. dollar-based prepaid and postpaid tariff plans, each one targeted at a different type of customer.

In Armenia, we offer several Armenian dram-based prepaid and contract tariff plans, each one targeted at a different type of customer. As of December, 2014, 15.3% of the ArmenTel customer base used postpaid plans.

In Tajikistan, we offer several Tajik somoni-based prepaid and postpaid tariff plans, each one targeted at a different type of customer.

In Georgia, we offer four Georgian lari-based prepaid tariff plans and two contract-based postpaid tariff plans for our SME and large account corporate customers.

In Kyrgyzstan, we offer seven Kyrgyz som-based price plans for our mass market customers and three price plans for SME and large account customers.

Customer Loyalty Programs

We have loyalty programs in each of the CIS countries in which we operate. These programs are based on various principles with the main target to increase the lifetime and ARPU of our customers. As of December 31, 2014, we had more than 7.1 million customers participating in these programs in the CIS.

Fixed-line Business in the CIS

Description of Fixed-line Services in CIS

Business Operations

Kazakhstan. We focus on small and medium businesses, offering services including high-quality, high-speed Internet, fixed-line voice and data transmission. We also offer specialized services for multi-national corporations and financial institutions. We provide the following services for corporate customers:

•	high-speed Internet access (including fiber optic lines, wireless technology, WiMax and satellite technology);

•	local, long-distance, international fixed-line voice services (including traditional telephony, IP and session initiation protocol (“SIP”) telephony);

•	local, intercity and international channels (including leased lines and IP VPN through fiber optic, wireless, WiMax and satellite technologies); and

•	organizational services for integrated corporate networks (including integrated network voice and data services).

Uzbekistan. We provide a large range of telecommunication services available on the Uzbek market, such as network access and hardware and software solutions, including configuration and maintenance. Our company has its own basic fiber-optical digital network in the cities of Tashkent, Samarkand, Bukhara, Zarafshan and Uchkuduk, which is longer than 340 kilometers, and copper cables, which are longer than 240 kilometers, that allow users to connect and to render services practically in any region of Uzbekistan. We provide the following services for corporate and individual customers:

•	high-speed Internet access (including fiber optic lines and xDSL), telephony, and long distance and international long distance telephony on prepaid cards;

•	telephone communication services, based on copper wires and the modern digital fiber optic network;

•	dedicated lines of data transmission; and

•	dedicated line access and fixed-line mobile convergence.

Armenia. Our company is an integrated provider of a large range of telecommunication services available on the Armenian market, such as PSTN-fixed and IP telephony, Internet, data transmission and network access, as well as domestic and international voice termination, and TCP/IP (transmission control protocol/Internet protocol) international transit traffic services. We operate a national network. We provide the following services for corporate and individual customers:

•	local telephony services;

•	international and domestic long distance services;

•	dedicated Internet and data services (including ADSL and fiber optic lines); and

•	voice over IP services.

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

Uzbekistan. We have interconnection agreements with Uztelecom, the incumbent fixed-line services provider in Uzbekistan, through which all national and international traffic is routed, and other operators in Uzbekistan.

Armenia. Our subsidiary ArmenTel is the Armenian incumbent mobile and fixed-line operator. ArmenTel operates a national network and local networks in every city of Armenia. In Armenia, we provide domestic and international voice termination, intercity and local leased channels and IP transit.

Tajikistan. In Tajikistan, we have interconnection agreements with all local operators. Under the interconnection agreements, we provide voice call termination to our own network. We also have a license to provide international communications in Tajikistan which allows our subsidiary there to interconnect with OJSC VimpelCom directly.

Georgia. In Georgia, our subsidiary Mobitel has interconnection agreements with ArmenTel and OJSC VimpelCom, and four agreements with local operators. Under these agreements Mobitel provides voice call termination to its own network.

Kyrgyzstan. In Kyrgyzstan, we have interconnection agreements with all local operators. Under the interconnection agreements, we provide voice call termination to our own network. We also have a license to provide international communications in Kyrgyzstan which allows our subsidiary there to interconnect with OJSC VimpelCom directly.

Residential and FTTB Operations

In Kazakhstan, we offer the same spectrum of fixed-line broadband and wireless Internet access as in Russia. For more information, see “—Description of Operations of the Russia Segment—Fixed-line Business in Russia.” In Kazakhstan, we launched a co-branded version of Opera Software’s Opera Mini web browser and offer unlimited browsing services to our customers. We also launched various mobile Facebook services and have plans to launch others.

In Uzbekistan and Armenia, we offer the same spectrum of fixed-line broadband and wireless Internet access as in Russia. For more information, see “—Description of Operations of the Russia Segment—Fixed-line Business in Russia.” In Armenia, we offer PSTN-fixed and IP telephony services, as well as fixed-line broadband Internet access based on ADSL technology and dial-up services and wireless Internet access based on CDMA technology.

Licenses—Fixed-line Business in CIS

We have fixed-line, data and long distance licenses which are important to our fixed business in Uzbekistan, Armenia, Tajikistan and Kyrgyzystan in respect of Local Communications Services, International and National Telematic Services Data Transmission Services and Communications Services. These licenses will expire between August 4, 2015 and March 3, 2029.

Competition—Fixed-line Business in the CIS

Business Operations

Kazakhstan. We operate an Internet service provider in Kazakhstan, where we compete primarily with state-owned provider Kazakhtelecom, KazTransCom, owned by TeliaSonera, TransTelecom, owned by the Kazakhstan Temir Zholy (a railway company), Astel (a leader in the provision of satellite services) and several other small operators in the regions.

Uzbekistan. We operate large independent fixed-line services in Uzbekistan, where we offer a full spectrum of integrated telecommunication services. In Uzbekistan, we compete with the state-owned provider, Uztelecom, East Telecom, Sarkor Telecom, Sharq Telecom and EVO. There is a high level of competition in the capital city of Tashkent. The fixed-line Internet market in the regions remains undeveloped.

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

Regulatory

For a description of the regulation of our telecommunications businesses, see Exhibit 99.2—Regulation of Telecommunications.

Seasonality

Our mobile telecommunications business is subject to certain seasonal effects. Generally, revenue from our contract and prepaid tariff plans tends to increase during the December holiday season, and then decrease in January and February. Mobile revenue is also higher in the summer months, when roaming revenue increases significantly as customers tend to travel during these months. Guest roaming revenue on our networks also increases in this period.

Our fixed-line telecommunications business is also subject to certain seasonal effects. Among the influencing factors are the number of working days during periods and periods of vacations. Generally, our revenue from our fixed-line telecommunications business is lower when there are fewer working days in the period or a greater number of customers are on vacation, such as during the summer months.

Equipment and Operations

Mobile Telecommunications Equipment and Operations

Mobile Telecommunications Network Infrastructure

GSM, 3G and 4G/LTE and LTE Advanced technologies are based on “open standards,” which means that standard compliant equipment from any supplier can be added to expand the initial network. Our GSM/GPRS/EDGE/UMTS/4G/LTE/LTE-A networks, which use mainly Ericsson, Huawei, Alcatel-Lucent, Nokia, Cisco Systems and ZTE equipment, are integrated wireless networks of radio base station equipment, circuit and packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. We manage all major suppliers centrally to achieve the benefits of purchasing scale of the Group and ensure that we receive on an ongoing basis the best commercial terms possible. We make supplier selection decisions based mainly on compliance with technical and functional requirements and total cost of ownership, seeking to optimize network operations and provide the best value and experience to our customers.

Site Procurement and Maintenance

We enter into agreements for the location of base stations in the form of either leases or cooperation agreements that provide us with the use of certain spaces for our base stations and equipment. Under these leases or cooperation agreements, we typically have the right to use premises located in attics or on top floors of buildings for base stations, space on roofs of buildings for radio units and antennas or space on greenfield land to place our towers and equipment shelters.

New Technology

We continue to move toward a high-speed broadband connection environment deploying new technologies in fixed-line and mobile networks. We are also introducing new network technologies aiming to improve customer experience, optimize network usage and increase investment efficiency, such as step-by-step migration to new Radio Access technologies and next generation architecture. In certain countries we have implemented key technologies to improve voice quality, such as tandem free operation (“TFO”), transcorder free operation (“TrFO”), Adaptive Multi-Rate (“AMR”), HD Voice codecs and Voice over LTE (“VoLTE”). TFO and TrFO are technologies that remove voice transcoding operations during the call so the voice quality can be improved and resources in media gateways can be saved. AMR is the technology to dynamically adapt the coding rate to the radio conditions in order to deliver the optimum voice quality. HD Voice is a set of high definition codecs that provide high-definition voice quality during the call. VoLTE is the technology to enable Voice calls over LTE network with higher voice quality and lower call setup times. These technologies are being implemented in commercial networks in Group operational companies after testing to ensure the quality of the network.

In the area of data services we have successfully launched Data Traffic Management systems that provide the unique possibility to increase customer perception of mobile broadband services and at the same time more efficiently utilize network resources. We are continuing to extend the functionality of DTM infrastructure to further stretch the possibilities of data services monetization and improve the customer experience, including with Mobile Toolbar and Fair Usage Policy for data services.

We are investing in radio access technologies that will ensure a high level of quality of our broadband services in the future, such as 3G/HSPA+, 4G/LTE, at the same time using the possibilities to optimize investments by rolling out Single-RAN network. We have acquired new spectrum in several operating companies to boost our networks capacity and enable the launch of new Radio Access Networks Technologies enhancing the network capacity and spectral efficiency, recently including 3G on 2100MHz in Algeria, 3G on 2100MHz in Pakistan and LTE on 800MHz in Georgia.

We have successfully conducted several laboratory tests and pilots of technologies that improve the customer experience and network efficiency. We commercially launched the 4G/LTE Carrier Aggregation in Moscow (providing top speeds exceeding 100 Mbps on the 4G/LTE network), and completed a successful lab testing of the VoLTE service, while continuing the SON (Self Optimized Network) pilot in Russia and Uzbekistan, which yielded highly positive results.

In order to comply with Russian MNP regulations, we have launched MNP process in December 2013.

In order to comply with the requirements of the 4G/LTE licenses that OJSC VimpelCom was awarded in Russia in July 2012, OJSC VimpelCom has launched 4G/LTE services in 46 regions in the Russian Federation in 2014. OJSC VimpelCom is currently expanding and improving its access and transport network in other regions of Russia to comply with further requirements, as further described in “—Description of Operations of the Russia Segment—Mobile Business in Russia—Mobile Telecommunications Licenses in Russia—4G/LTE License”. We also have launched 4G/LTE services in Uzbekistan and three pilot 4G/LTE networks in CIS countries. In Georgia, we successfully launched commercial 4 G/LTE on February 1, 2015.

In Italy, WIND is continuing to invest in research initiatives for new technologies and broadband services in both the fixed-line and mobile sectors, with a particular focus on “green” aspects and the opportunity coming from the “Big Data” approach. As confirmation of WIND’s commitment to technology and service innovation, the Financed Projects team—established in 2008 and based in Ivrea—is devoted to monitoring, studying and testing technological and business trends from a medium/long term perspective, in cooperation with internal business and technology functions, to follow the innovation opportunities aligned with WIND’s strategy. The team developed relationships with leading national and international universities and research institutions, co-sponsoring new ideas and participating in EU development initiatives. In 2014, the team was involved in research projects on: (i) “Big Data” approach to extract information from mobile network traffic in order to identify patterns and to develop predictive models for traffic planning, touristic flows forecast and development of new applications related to sustainable mobility; (ii) solutions for security and privacy management for data; and (iii) environmentally friendly ICT solutions (“green ICT”), with a specific focus on green data centers.

As of December 31, 2014, WIND’s LTE core network infrastructure consisted of four MME Mobility Management Entities, two HSS Home Subscriber Servers, four PDN GW PDN Gateways, and four S GW Serving Gateway sites in 4G/LTE technology to further enhance its indoor data service coverage and to allow WIND to offer superior data download and upload speeds based on 4G/LTE.

To support rapidly growing data traffic, we have installed dense wavelength division multiplexing, or “DWDM”, equipment on our backbone in several operating companies. We are also implementing an expansion of our IP backbone network to support movement to an all-IP network architecture.

For a discussion of the risks associated with new technology, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Industry—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially harm our business.”

Fixed-line Telecommunications Equipment and Operations

Fixed-line Telecommunications Network Infrastructure

Russia

Our transport network carries voice, data and Internet traffic of mobile network, FTTB and our fixed-line customers. The backbone of our transport network is an optical cable network. The Big European Ring (main fiber ring) and a few rings in Central, Ural, Siberian, South and North Caucus regions connect the major cities in the Western part of Russia and the Eastern part up to and including Siberia. We also lease capacity from Rostelecom and Transtelcom to reach the Far-Eastern part of Russia. The two chords links provide additional protection and capacity for the Big European Ring. The total length of our Intercity optical cable network reaches 43,526 kilometers. We use satellite technology to connect remote Russian sites where on-land communications are not available. There are protected optical lines connecting Moscow and St. Petersburg, and which pass to Stockholm, London and Frankfurt. Two independent optical lines connect our optical networks in Russia and Ukraine. Three cross-boundary lines to Kazakhstan provide reliable connections to Kazakh, Uzbek and other Asian telecommunication operators.

We have built the interregional (also called “zone”) transport networks that connect our sites in small towns and the countryside. The total length of local fiber cables is 43,662 kilometers and the total length of our zonal fiber cables is 46,840 kilometers. These networks are constructed in more than 220 cities, which provide our customers with IP VPN services, voice services and access to Internet.

Our fixed-line voice network has the following three levels: local, regional and federal. The local voice networks, constructed in 180 cities, provide customers with fixed-line voice services. Our local network in Moscow is integrated into the telephone network and connected to 142 transit and local nodes of urban telephone network (“UTN”). We have completed construction of zone networks in 52 Russian regions, which helps us to minimize payments to incumbent local operators for voice transit. Our federal transit network consists of eight international transit exchanges, 14 intercity communications transit exchanges installed in each of the federal districts of Russia, and connection points (access nodes) located in each region of Russia. The network provides mobile and fixed-line customers with long-distance voice services and minimizes our costs of traffic.

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

As of December 31, 2014, we had approximately 2.26 million customers connected to our FTTB network in Russia. The network operates in 139 cities across Russia (130) and the CIS (9). We have the largest FTTB network in Moscow and the core broadband market in Russia.

Italy

In Italy, we have an integrated network infrastructure providing high capacity transmission capabilities and extensive coverage throughout Italy. Our mobile and fixed-line networks are supported by over 21,744 kilometers of fiber optic cable backbone in Italy and 4,995 kilometers of fiber optic cable MANs as of December 31, 2014. Our network in Italy uses a common system platform, which is referred to as the “intelligent network,” for both our mobile and fixed-line networks.

As of December 31, 2014 we had 1,458 LLU sites for direct customer connections (around 62% of the population is covered), and had interconnections with the incumbent operator in order to offer voice and data services to the rest of the population.

IP Network, based on MPLS hierarchical backbone and connected to main national and international operators, is developed in all of Italy and it is able to offer fixed and mobile broadband services to consumer and corporate customers.

WIND Internet network access is implemented by an all-IP network, with over 50 POPs, for direct (xDSL) and indirect Internet access services, as well as VPN (xDSL, Fiber Optics). The IP nodes access network consists of 53 BRAS for consumer services and 64 Edge Routers for Business application, located in POPs to ensure optimal coverage of the national territory.

WIND has signed a commercial agreement with Metroweb to enable WIND to provide customers in Milan with access to fiber through fiber to the home technology. Beginning in 2013, WIND began to offer high speed services in fiber to the home technology under this contract in Milan, where it marketed offers in fiber optic technology which allows the end user to reach download speeds of up to 100 Mbps and upload speeds of up to 10 Mbps.

Ukraine

Our transport network is designed to provide a full spectrum of telecommunication services for corporate and enterprise customers, including: Private Leasing Channel, voice, IP voice, L2VPN, IP VPN, and Internet access.

Our transport network is based on our optical cable network utilizing DWDM, SDH and IP/MPLS equipment. The DWDM and SDH networks connect all the main regional and mid-sized cities of Ukraine. All our DWDM and SDH optical networks are fully ring-protected and can be self-healing which is necessary to ensure uptime of the transmission network. Our core IP/MPLS network is fully mesh-protected, meaning that the recovery mechanisms which provide different levels of protection or restoration against different failure modes are available for network uptime. It connects all the main regional cities of Ukraine. The total length of our fiber optic cables is 19,717 kilometers.

Our interregional and metro transport networks are based on our optical cable and microwave systems utilizing SDH, PDH, Ethernet and IP/MPLS technologies. We have deployed metro SDH and IP/MPLS optical networks in more than 138 cities of Ukraine. The total length of fiber cables constructed within the cities is 24,917 kilometers.

Our IP/MPLS data network carries mobile network and FTTB IP traffic, allowing us to provide L2VPN, IP VPN and Internet services. We have interconnections with major European and Russian ISPs in a number of cities.

We also have the separate fixed-line network of Golden Telecom Ukraine (“GTU”).

In the future we plan to merge Kyivstar’s and GTU’s fixed-line networks for local, long-distance and international transit voice services.

Kazakhstan

Our subsidiaries TNS-Plus LLP and 2Day Telecom LLP provide a wide spectrum of fixed-line telecommunications services, including Internet access, ADSL, FTTB, WiFi, WiMax, VoIP, VPN and VSAT. TNS-Plus owns more than 11,970 kilometers of fiber optic main lines across Kazakhstan, which are based on Ericsson SDH and Huawei SDH/DWDM equipment. As of December 31, 2014, we had approximately 200,656 customers connected via FTTB technology in Kazakhstan.

Uzbekistan

Our subsidiary Buzton’s network provides international telephony and Internet access through JSC Uzbektelecom. Buzton’s network consists of 117 nodes situated throughout Uzbekistan. The main technologies of our access networks are ADSL 15,176 ports and FTTB 30,720 ports. Our main line in Tashkent is based on fiber optic equipment. The network also includes long-leased channels and local fiber optic networks in Tashkent, Zarafshan and Uchkuduk.

Armenia

ArmenTel’s fixed-line infrastructure covers all districts of Armenia with a full set of equipment (international gateway, digital-analog exchanges, Internet protocol digital customer line access multiplexers (“DSLAMs”), copper wire access network, fiber optic backbone network, data network). Its network consists of 223,520 ADSL ports and 169 exchanges, of which 130 are digital. Our company provides interconnection with international operators and national mobile operators in Armenia. ArmenTel’s CDMA Wireless Local Loop network is used to provide fixed-line telephone services to rural customers.

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

In Italy, as of December 31, 2014, we owned certain sites where some of our telecommunications network equipment is located, including 287 radio centers (for all of which we own the towers and rooms for equipment, and for approximately 120 out of 287, and we also owned the land where the radio centers are located), 586 towers, about 6100 towers on rented locations, excluding roof top sites, on which antennas for radio coverage are installed, and approximately 1000 other minor towers. Following the sale of a majority stake of Wind Italy’s tower subsidiary, Galata, certain sites will no longer be held by Wind Italy. For more information regarding this transaction, see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Network and Tower Sharing Agreements.”

In Ukraine, our subsidiary Kyivstar owns a series of buildings consisting of 34,068 square meters at Degtyarivska, 53 in Kyiv. We use these buildings as offices, print-centers, call centers and switching centers. In addition, we own a number of buildings throughout Ukraine consisting of over 90,000 square meters that we use as office space, switching centers, call centers, sales centers, date centers and storage units.

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

•

Our Armenian subsidiary, ArmenTel, and Telecommunications Company of Iran, or “TCI,” an Iranian Government-owned company, have an agreement for the provision of voice services, which has been in place since 2003. Under the agreement, ArmenTel sends direct traffic to TCI and TCI sends both direct and transit traffic to ArmenTel. We (including ArmenTel) did not provide any telecommunications equipment or technology to TCI. However, in 2013 ArmenTel has discontinued providing voice services under the agreement. During 2014, there was no gross revenue received from these activities involving TCI and no net profits.

•

In 2001, our Russian subsidiary, OJSC VimpelCom, began providing telecommunications services, including mobile and fixed line services, to the Embassy of Iran in Moscow. The gross revenue for these services in 2014 was approximately US$14,842.63 and net profits were approximately US$8,800.94. OJSC VimpelCom intends to continue the services to the Embassy of Iran.

•

In 2008, our Tajikistan subsidiary, LLC Tacom, began providing telecommunications services to the Embassy of Iran in Dushanbe. The gross revenue for these services in 2014 was approximately US$7,383 and net profits were approximately US$5,533. LLC Tacom intends to continue the services to the Embassy of Iran.

•

In 2014, our Kyrgyzstan subsidiary, Sky Mobile LLC, began providing mobile telecommunications services to the Embassy of Iran in Biskek. The gross revenue for these services in 2014 was approximately US$1,953 and net profits were approximately US$900. Sky Mobile LLC intends to continue the services to the Embassy of Iran.

•

We have active roaming agreements with GSM mobile network operators in various countries throughout the world, including with TCI, MTN Irancell, Taliya Mobile and Telecommunication Kish Company (also known as TKC KIFZO) in Iran. TCI and MTN Irancell are owned or controlled by the Iranian Government, and our other roaming partners in Iran may be affiliated with the Iranian Government. Pursuant to our roaming agreements with these companies, our customers receive customary international roaming services on their networks, and their customers receive such services while roaming on our networks outside those countries. We intend to continue our roaming agreements with TCI, MTN Irancell, Taliya Mobile and TKC KIFZO for the foreseeable future. During 2014, our gross revenue received from roaming arrangements with TCI and MTN Irancell was approximately US$166,000 and US$16,000, respectively, and net profits were approximately US$72,000 and US$7,000, respectively. During 2014, we received no gross revenue from roaming arrangements with Taliya Mobile and TKC KIFZO with no net profits.

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

Various subsidiaries of Telenor ASA are party to roaming agreements and interconnection agreements with Iranian telecommunication companies. Pursuant to those roaming agreements, the Telenor subsidiaries’ customers are able to roam in the particular Iranian network (outbound roaming) and customers of such Iranian operators are able to roam in the relevant subsidiaries’ network (inbound roaming). For outbound roaming, Telenor subsidiaries pay the relevant Iranian operator roaming fees for use of its network by Telenor subsidiaries’ customers, and for inbound roaming the relevant Iranian operator pays the relevant Telenor subsidiary roaming fees for use of its network by the Iranian operator’s customers.

The subsidiaries of Telenor ASA identified below were party to the following roaming agreements and interconnection agreements with Iranian telecommunication companies in 2014:

(1) Telenor Norge AS, a Norwegian subsidiary, has two roaming agreements with Mobile Telecommunication Company of Iran (“MCI”). During 2014, Telenor Norge AS recorded net expenses related to these roaming agreements of $43,330.07 to MCI.

(2) Telenor Sverige AB, a Swedish subsidiary, has roaming agreements with MCI, MTN Irancell (“Irancell”) and Taliya Mobile (“Taliya”). During 201, Telenor Sverige AB recorded net revenues and net expenses related to these roaming agreements of $54,988.89 in net revenues from MCI and $53,258.65 in net expenses to Irancell and $12,022.24 in net expenses to Taliya.

(3) Telenor A/S, a Danish subsidiary, has roaming agreements with MCI and Irancell. During 2014, Telenor A/S recorded net expenses related to these roaming agreements of $12,379.28 to MCI and $608.73 to Irancell.

(4) Telenor d.o.o. Beograd Omladinskih brigada 90, a Serbian subsidiary, has a roaming agreement with MCI. During 2014, Telenor d.o.o. Beograd Omladinskih brigada 90 recorded a net expense of $1,258.79 related to this roaming agreement.

(5) Telenor Hungary Plc, a Hungarian subsidiary, has a roaming agreement with MCI. During 2014, Telenor Hungary Plc recorded net revenues of $20,108.56 related to this roaming agreement.

(6) Telenor Bulgaria EAD, a Bulgarian subsidiary, has a roaming agreement with MCI. During 2014, Telenor Bulgaria EAD recorded net revenues related to this roaming agreement of $13,176.46 from MCI.

(7) DiGi.Com Bhd, a Malaysian subsidiary, has a roaming agreement with MCI. During 2014, DiGi.Com Bhd recorded a net expense of $5,275.95 related to this roaming agreement.

(8) Telenor Pakistan (Private) Ltd., a Pakistani subsidiary, has roaming agreements with MCI, Irancell and Taliya. During 2014, Telenor Pakistan (Private) Ltd. recorded net revenues and net expenses related to these roaming agreements of (i) $14,199 in net revenues from MCI, (ii) $5,445 in net revenues from Irancell, and (iii) $21 in net expenses to Taliya.

(9) Total Access Communications Plc. (“dtac”), a Thai subsidiary, has roaming agreements with MCI and Irancell. During 2014, dtac recorded net revenues and net expenses related to these roaming agreements of $107,671.11 in net revenues from MCI and $11,583.92 in net expenses to Irancell.

(10) Telenor Global Services AS, a Norwegian subsidiary, has two interconnection agreements with MCI. During 2014, Telenor Global Services AS recorded net revenues of $32,860 related to these interconnection agreements.

Telenor ASA’s subsidiaries identified above intend to continue these agreements.

Legal Proceedings

Current Legal Proceedings

For details of current legal proceedings, please see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For details of the investigations by the SEC, DOJ and OM, please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to investigations by the SEC, DOJ and OM, and are conducting an internal investigation. We are unable to predict the duration, scope or results of these investigations or their impact on us.”

Concluded Legal Proceedings

For details of concluded legal proceedings, please see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

Overview

Our total operating revenue was US$19,627 million for the year ended December 31, 2014, compared to US$22,546 million for the year ended December 31, 2013. Our operating profit was US$2,586 million for the year ended December 31, 2014, compared to US$346 million for the year ended December 31, 2013. The loss for the year attributable to the owners of the parent was US$647 million for the year ended December 31, 2014, compared to a loss of US$2,625 million for the year ended December 31, 2013.

We use the U.S. dollar as our reporting currency. The functional currencies of our group are the Russian ruble in Russia, the Euro in Italy, the Algerian dinar in Algeria, the Pakistani rupee in Pakistan, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Kazakh tenge in the Republic of Kazakhstan, the Armenian dram in the Republic of Armenia, the Georgian lari in Georgia, the Kyrgyz som in Kyrgyzstan, the Lao Kip in Laos and the U.S. dollar in Tajikistan. During 2014 we changed the functional currency of our operations in Uzbekistan from the U.S. dollar to the Uzbek som.

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

Basis of Presentation of Financial Results

VimpelCom Ltd. maintains its records and prepares its statutory financial statements in accordance with Dutch law and tax legislation. Our subsidiaries outside of the Netherlands record and prepare their statutory financial statements in accordance with local accounting principles and tax legislation and in accordance with IFRS, if applicable. Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. They differ from our financial statements issued for statutory purposes that are prepared on a stand-alone legal entity basis (unconsolidated) in accordance with IFRS, as endorsed by the European Union. The principal differences relate to:

•	consolidation procedures and business combinations; and

•	investments in subsidiaries that are stated at net asset value.

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

Reportable Segments

We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Accordingly, our reportable segments consist of the six following segments:

•	Russia;

•	Italy;

•	Algeria;

•	Africa & Asia;

•	Ukraine; and

•	CIS.

The Russia segment includes all results from operations in Russia. The Italy segment includes all results from our operations in Italy. The Algeria segment includes all results from our operations in Algeria. The Africa & Asia segment includes operating results from our operations in Pakistan, Bangladesh and Laos. We include mobile customers of our equity investee in Zimbabwe (accounted at cost) in the Africa & Asia reporting segment. The Ukraine segment includes the operating results of our operations in Ukraine. The CIS segment includes the operating results of all operations in Kazakhstan, Tajikistan, Uzbekistan, Georgia, Armenia and Kyrgyzstan. Although Georgia is no longer a member of the CIS, consistent with our historic reporting practice, we continue to include Georgia in our CIS reporting segment. Starting January 1, 2014, we disclose Algeria operations as a separate segment since the adjusted EBITDA during 2014 in Algeria exceeded 10% of the total group adjusted EBITDA. For more information on our reportable segments, please see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Factors Affecting Comparability of Prior Periods

Our selected operating and financial data, audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition or consolidation. In addition, comparability is affected by dispositions of the operators we sold from their respective dates of disposals or deconsolidation. On September 16, 2014, we and GTH completed the sale of all of our debt and equity interest in the Globalive group of companies in Canada, including Globalive Wireless Management Corp., the operator of the Wind Mobile cellular telephony service in Canada (“Wind Canada”). On October 17, 2014, we completed the sale of our entire indirect 100.0% stake in Telecel Globe that held our interest in subsidiaries operating in Burundi and Central African Republic. As a consequence of the abovementioned dispositions we stopped including results of our debt and equity interest in Wind Canada from September 16, 2014, and our operations in Burundi and Central African Republic from October 17, 2014. For more information regarding our acquisitions and dispositions, see “—Liquidity and Capital Resources—Acquisitions and Dispositions” and Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. In addition, on April 19, 2013, we completed the sale of our entire indirect stake in Sotelco Ltd. in Cambodia to our local partner, and as a consequence, we stopped including the results of our operations in Cambodia from such date. We do not provide comparable financial information for periods preceding the date on which we acquired, consolidated or commenced operations in a particular country or segment, or following the date of disposition.

Recent Developments and Trends

The mobile markets in Russia, Italy, Ukraine, Algeria, Kazakhstan, Armenia, Georgia and Kyrgyzstan have reached mobile penetration rates exceeding 100.0% in each market. As a result, we will focus less on customer market share growth and more on revenue market share growth in each of these markets. The key components of our growth strategy in these markets will be to increase our share of the high value customer market, increase usage of value added services and improve customer loyalty. Our management expects revenue growth in these markets to come primarily from an increase in usage of voice and data traffic among our customers.

The remaining mobile markets in which we operate, particularly Pakistan, Bangladesh and Uzbekistan, are still in a phase of rapid customer growth with penetration rates substantially lower than in our other markets. In these markets, our management expects revenue growth to come primarily from customer growth in the short term and increasing usage of voice and data traffic in the medium term.

Our management expects revenue growth in our mobile business to come primarily from data services and in our fixed-line business from broadband as well as business and corporate services.

Investigations

The SEC, DOJ and Dutch investigations, as well as our own investigations, are continuing, and we have cooperated, and continue to cooperate, with the authorities in these investigations. We are also exploring the prospect of resolving the company’s potential liabilities arising from the facts established in the investigations. We expect to continue incurring costs related to the investigations, primarily professional fees and expenses, which may be significant. These costs relate to responding to requests for information and testimony in connection with the investigations and in conducting our internal investigation, and we cannot predict at this time the ultimate amount of all such costs. We are unable to predict the duration, scope or results of the ongoing investigations or how the results of these investigations or any resolutions may impact our company’s business, results of operations or financial condition. No provision relating to the investigations has been recorded in our company’s audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For details of the investigations by the SEC, DOJ and OM, please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to investigations by the SEC, DOJ and OM, and are conducting an internal investigation. We are unable to predict the duration, scope or results of these investigations or their impact on us” and Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Change in functional currency for Uzbekistan

Historically the functional currency of our operations in Uzbekistan for accounting purposes has been the U.S. dollar as opposed to the local currency the Uzbek som. During 2014 we concluded that the Uzbek som should be the functional currency for Unitel as it more clearly drives the economics within the Uzbek Telecom industry. The impact of change in functional currency was not material and accounted for in 2014.

Algeria Transaction and Settlement

On January 30, 2015, we together with our 51.9% owned subsidiary GTH completed the sale by GTH of a non-controlling 51% interest in OTA to the Fonds National d’Investissement, the Algerian National Investment Fund (“FNI”), for a purchase consideration of US$2.6 billion. Immediately prior to the closing of the transaction, OTA distributed to its shareholders a dividend in respect of the financial years 2008-2013 of approximately US$1.9 billion. The total dividends and proceeds paid to GTH at closing of the transaction amounted to approximately US$3.8 billion, net of all taxes and after the settlement of all outstanding disputes between the parties and the payment of associated fines.

Shortly prior to closing of the transaction and in order to facilitate the closing, OTA contributed its operations, referred to as the Contribution, to Optimum Telecom Algeria S.p.A. (“Optimum”), a wholly-owned subsidiary of OTA.

Shareholders Agreement

GTH and the FNI along with VimpelCom, OTA and Optimum entered into a shareholders agreement at closing of the transaction to govern the relationship of GTH and the FNI as shareholders in OTA and the operations of Optimum.

Pursuant to the shareholders agreement, we and GTH will continue to fully consolidate OTA. GTH has the right to appoint board members representing a simple majority of the votes on the boards of each of OTA and Optimum and will retain control over each of OTA and Optimum. Certain enumerated strategic decisions are subject to a supermajority vote of the respective boards (including the affirmative vote of at least one director representing GTH and the FNI). OTA will pay future dividends to its shareholders out of available free cash flow, targeting a pay-out ratio of not less than 42.5% of consolidated net income. Declaration of dividends above 42.5% of consolidated net income are subject to a super majority vote of the respective boards.

Transfers of the parties’ respective shareholdings in OTA are not permitted during the first seven years following the closing of the transaction other than to certain affiliates. Following such seven year period, transfer by GTH of its OTA shares to a third party shall be subject to a right of first refusal in favor of the FNI and transfer by the FNI of its OTA shares to a third party shall be subject to a tag along right in favor of GTH. Furthermore, GTH has an option to sell all (and not less than all) of its OTA shares to the FNI at the then fair market value. GTH’s option is exercisable solely at its discretion during the three month period between July 1, 2021 and September 30, 2021 as well as at any time upon occurrence of certain events (including, generally, change of control of the FNI, material breach of the shareholders agreement by the FNI, loss of VimpelCom’s ability to consolidate OTA, the taking of certain actions in Algeria against GTH or OTA, failure by OTA to pay a minimum dividend or imposition of certain tax assessments). Concurrently, the FNI has an option to buy from GTH all (and not less than all) of GTH’s OTA shares at the then fair market value. The FNI’s option is exercisable solely at its discretion during the three month period between October 1, 2021 and December 31, 2021 as well as at any time upon the occurrence of certain events (including, generally, change in VimpelCom’s indirect control of OTA, insolvency of GTH or VimpelCom or material breach of the shareholders agreement by GTH). GTH and the FNI have agreed to meet not later than November 30, 2019 to discuss, among other matters, their intentions regarding the exercise of their discretionary put and call options, whether to continue their relationship following the exercise periods for such options and other possible solutions to enable liquidity of their respective interests in OTA.

Settlement of Disputes

The foreign exchange and import restrictions put in place by the Bank of Algeria against OTA on April 15, 2010 were lifted on closing, following the payment (with no admission of wrongdoing or liability) by OTA to the Algerian Treasury of the fine of DZD99 billion (approximately US$1.1 billion). At closing of the transaction, OTA definitively discontinued (with no admission of wrongdoing or liability) all pending related proceedings.

At closing of the transaction, OTA definitively discontinued (with no admission of wrongdoing or liability) all pending proceedings relating to the disputes with the Algerian tax administration relating to tax reassessments for the years 2004 to 2009. OTA has written off the related tax receivable on its balance sheet.

Upon closing of the transaction, GTH terminated its international arbitration against the Algerian State initiated on April 12, 2012 and the parties to the arbitration settled the arbitration and all claims relating thereto.

Credit Facilities

Shortly prior to closing of the transaction, OTA and Optimum established credit facilities with a syndicate of Algerian and international banks in an aggregate amount of DZD82 billion (approximately US$0.9 billion). For more information on these credit facilities, see “—Liquidity and Capital Resources—Financing Activities.”

Agreement with OTA’s Minority Shareholder Cevital

Pursuant to an amended Framework Agreement between GTH and Cevital S.p.A., or Cevital, a minority shareholder in OTA, following the closing of the transaction, Cevital continues to be a shareholder in OTA and holds 3.43% of the share capital of OTA. At closing of the transaction, the existing OTA shareholder arrangements to which Cevital was a party were terminated and Cevital dismissed all pending litigation against OTA in settlement for a dinar payment by OTA equating to approximately US$50 million plus Cevital’s entitled share of the approximately US$1.9 billion pre-closing dividend paid by OTA to its shareholders.

For more information, see Notes 6, 26 and 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Network and Tower Sharing Agreements

In late 2014 our wholly owned subsidiary, OJSC VimpelCom, entered into an agreement with MTS for joint planning, development and operation of 4G/LTE networks in 36 regions of Russia. Under the terms of the agreement, between 2014 and 2016 MTS will build and operate 4G/LTE base stations in 19 regions and OJSC VimpelCom will build and operate 4G/LTE base stations in 17 regions of Russia. Within the first seven years of the project, OJSC VimpelCom and MTS plan to share base stations, platforms, infrastructure and resources of the transportation network, with each operator maintaining its own core network.

In February 2015 our wholly owned subsidiary, Wind Italy, entered into a definitive agreement for the sale of 90% of the shares of Wind Italy’s wholly owned subsidiary Galata to Abertis Telecom for a total cash consideration of €693 million (approximately US$737 million as of March 12, 2015). Galata is a tower business consisting of 7,377 towers together with the relevant functions, employees and related contracts. Upon the transaction closing, which is expected to occur in the near future, Abertis Telecom will own 90% of the share capital of Galata while Wind Italy will retain a 10% stake. Wind Italy has a Tower Services Agreement for an initial term of 15 years with Galata for the provision of a broad range of services on the contributed sites and sites subsequently built by Galata hosting Wind Italy equipment.

VimpelCom Amsterdam B.V. cash tender offer for OJSC VimpelCom and VimpelCom Holdings B.V. U.S. dollar notes

On March 2, 2015, VimpelCom Amsterdam B.V. announced that it commenced a cash tender offer for up to US$2,100 million aggregate principal amount of the outstanding U.S. dollar notes issued by VimpelCom Holdings B.V. and loan participation notes issued by VIP Finance Ireland and UBS (Luxembourg) SA for the sole purpose of funding loans to OJSC VimpelCom. The total outstanding amount of these bonds is US$6,700 million. The tender offer expires on March 30, 2015 and settlement is expected to take place on April 2, 2015. For more information regarding this tender offer, including the results of the early tender period, see “—Liquidity and Capital Resources—Financing Activities—Recent Financing Activities.”

Macroeconomic and Political Risks Concerning Russia and Ukraine

Low oil prices, together with the impact of economic sanctions resulting from the current situation in Ukraine and the consequent devaluation of the Russian ruble, are negatively impacting the Russian economic outlook. In 2014, the significant depreciation of the ruble against the U.S. dollar in particular negatively impacted our results of operations and resulted in a foreign currency exchange loss in 2014. In addition, the devaluation of the Ukrainian hryvnia negatively impacted revenues in our Ukraine segment and our results of operations in 2014, and the National Bank of Ukraine’s decision in February 2015 to suspend its interventions to support the Ukrainian hryvnia has resulted in further devaluation in 2015. Furthermore, the current situation in Ukraine along with the response to the situation by the governments of Russia, the United States, the European Union and other countries have the potential to adversely affect our business in Russia and Ukraine, markets in which we have significant operations. For more information, see “Item 3.D—Risk Factors—Risks Related to our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks”, “—Risks Related to Our Markets—The international economic environment could cause our business to decline” and “—Risks Related to Our Markets—Our operations may be adversely affected by ongoing developments in Ukraine.”

Certain Performance Indicators

The following discussion analyzes certain operating data, including mobile and broadband customer data, mobile MOU, mobile ARPU and mobile churn rates, that are not included in our financial statements. We provide this operating data because it is regularly reviewed by our management and our management believes it is useful in evaluating our performance from period to period as set out below. Our management believes that presenting information about mobile and broadband customers, mobile MOU and mobile ARPU is useful in assessing the usage and acceptance of our mobile and broadband products and services, and that presenting our mobile churn rate is useful in assessing our ability to retain mobile customers. This operating data is unaudited.

Mobile Customer Data

We offer both postpaid and prepaid services to mobile customers. As of December 31, 2014, the number of our mobile customers reached approximately 222 million. Mobile customers are generally customers in the registered customer base as of a measurement date who engaged in a revenue generating activity at any time during the three months prior to the measurement date. Such activity includes any incoming and outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile Internet service via USB modems. For our business in Italy, prepaid mobile customers are counted in our customer base if they have activated our SIM card in the last twelve months (with respect to new customers) or if they have recharged their mobile telephone credit in the last twelve months and have not requested that their SIM card be deactivated and have not switched to another telecommunications operator via mobile number portability during this period (with respect to our existing customers), unless a fraud event has occurred. Postpaid customers in Italy are counted in our customer base if they have an active contract unless a fraud event has occurred or the subscription is deactivated due to payment default or because they have requested and obtained through mobile number portability a switch to another telecommunications operator. We include mobile customers of our equity investee in Zimbabwe (accounted at cost), in the Africa & Asia reporting segment. These figures are also included in our total customer data.

The following table indicates our mobile customer figures (in millions), as well as our prepaid mobile customers as a percentage of our total mobile customer base, for the periods indicated:

	As of December 31,
	2014	2013	2012
Russia	57.2	56.5	56.1
Italy	21.6	22.3	21.6
Algeria(1)	18.4	17.6	16.7
Africa & Asia(2)	71.6	69.4	64.9
Ukraine(1)	26.2	25.8	25.1
CIS	26.5	25.4	24.2
Total number of mobile customers	221.6	216.9	208.6
Percentage of prepaid customers	94.3%	92.4%	96.2%

(1)	The customer numbers for 2012 have been adjusted to reflect revised numbers in Algeria and in Ukraine to align with the group definition. MOU, ARPU and Churn have been adjusted accordingly.
(2)	The customer numbers for Africa & Asia include 2.2 million customers from our equity investee in Zimbabwe (accounted at cost) as of December 31, 2014 and 2.6 million customers as of December 31, 2013 and 2012. The customer numbers for 2012, 2013 and 2014 have been adjusted to remove customers in operations that have been sold.

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

Our management does not analyze mobile MOU on a segment level in the Africa & Asia and CIS segments but rather on a country basis.

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

Broadband Customers

Broadband customers are generally customers in the registered customer base who were engaged in a revenue generating activity using broadband in the three-month period prior to the measurement date. In Russia and Ukraine, such activity includes monthly Internet access using FTTB, xDSL and WiFi technologies, as well as mobile Internet access via USB modems using GPRS/3G/HSDPA technologies. In Italy, we measure fixed broadband customers based on the number of active contracts signed, while mobile broadband customers are those consumers who have performed at least one mobile Internet event in the previous month on GPRS/3G/HSPA/4G/LTE network technology. Our CIS mobile broadband customers are those who have performed at least one mobile Internet event in the three-month period prior to the measurement date.

Results of Operations

Consolidated results

	Years ended December 31,
	2014	2013	2012
	(In millions of US dollars, except per share amounts)
Service revenue	18,725	21,529	22,122
Sale of equipment and accessories	519	725	677
Other revenue	383	292	262

Total operating revenue	19,627	22,546	23,061

Operating expenses
Service costs	4,381	5,133	5,439
Cost of equipment and accessories	551	780	693
Selling, general and administrative expenses	6,725	8,373	7,161
Depreciation	2,839	3,050	2,926
Amortization	1,479	1,791	2,080
Impairment loss	992	2,973	386
Loss on disposals of non-current assets	74	100	205
Total operating expenses	17,041	22,200	18,890

Operating profit	2,586	346	4,171

Finance costs	2,026	2,150	2,029
Finance income	(54)	(91)	(154)
Other non-operating losses/(gains)	152	172	75
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	38	159	9
Net foreign exchange (gain)/ loss	605	(20)	(70)
(Loss)/profit before tax	(181)	(2,024)	2,282

Income tax expense	722	2,064	906

(Loss)/profit for the year	(903)	(4,088)	1,376

Attributable to:
The owners of the parent	(647)	(2,625)	1,539
Non-controlling interest	(256)	(1,463)	(163)

	(903)	(4,088)	1,376

The table below shows, for the periods indicated, the following consolidated statement of operations data expressed as a percentage of consolidated total operating revenue:

	Years ended December 31,
	2014	2013	2012
Service revenue	95.4%	95.5%	95.9%
Sale of equipment and accessories	2.6%	3.2%	2.9%
Other revenue	2.0%	1.3%	1.1%

Total operating revenue	100.0%	100.0%	100.0%

Operating expenses
Service costs	22.3%	22.8%	23.6%
Cost of equipment and accessories	2.8%	3.5%	3.0%
Selling, general and administrative expenses	34.3%	37.1%	31.1%
Depreciation	14.5%	13.5%	12.7%
Amortization	7.5%	7.9%	9.0%
Impairment loss	5.1%	13.2%	1.7%
Loss on disposals of non-current assets	0.4%	0.4%	0.9%

Total operating expenses	86.8%	98.5%	81.9%

Operating profit	13.2%	1.5%	18.1%

Finance costs	10.3%	9.5%	8.8%
Finance income	(0.3%)	(0.4%)	(0.7%)
Other non-operating losses/(gains)	0.8%	0.8%	0.3%
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	0.2%	0.7%	0.0%
Net foreign exchange (gain)/loss	3.1%	(0.1%)	(0.3%)

Profit/(loss) before tax	(0.9%)	(9%)	9.9%

Income tax expense	3.7%	9.2%	3.9%

Profit/(loss) for the year	(4.6%)	(18.1%)	6.0%

Attributable to:
The owners of the parent	(3.3%)	(11.6%)	6.7%
Non(controlling interest	(1.3%)	(6.5%)	(0.7%)

	(4.6%)	(18.1%)	6.0%

The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Segmentation of Total Operating Revenue

	Year ended December 31,
	2014	2013	2012
	(In millions of US dollars)
Russia	7,459	9,109	9,190

Italy	6,155	6,618	6,982

Algeria	1,692	1,796	1,843

Africa & Asia	1,668	1,710	1,880

Ukraine	1,062	1,610	1,676

CIS	1,873	1,946	1,755

Intersegment and other	(281)	(243)	(265)

Total	19,627	22,546	23,061

The following table shows the percentage of our total operating revenue represented by each reportable segment’s total operating revenue from external customers (excluding intersegment revenue) for each reportable segment for the periods indicated:

	Year ended December 31,
	2014	2013	2012
Russia	37.5%	40.0%	39.5%
Italy	31.3%	29.3%	30.3%
Algeria	8.6%	8.0%	7.9%
Africa & Asia	8.5%	7.5%	8.2%
Ukraine	5.0%	6.8%	6.9%
CIS	9.1%	8.3%	7.2%
Other revenue and adjustments	—	0.1%	—

Total	100.0%	100.0%	100.0%

Segmentation of Adjusted EBITDA

	Year ended December 31,
	2014	2013	2012
	(In millions of US dollars)
Russia	2,980	3,815	3,878
Italy	2,416	2,598	2,658
Algeria	857	(212)	1,047
Africa & Asia	579	617	691
Ukraine	484	781	859
CIS	912	856	813
Other (including HQ)	(258)	(195)	(178)

Total	7,970	8,260	9,768

Revenue

During the three years ended December 31, 2014, we generated revenue from providing voice, data and other telecommunication services through a range of traditional and broadband mobile and fixed technologies, as well as selling equipment and accessories.

Service Revenue

Our service revenue included revenue from airtime charges from postpaid and prepaid customers, monthly contract fees, time charges from customers online using Internet services, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services such as messaging, data and infotainment. Roaming revenue includes both revenue from our customers who roam outside of their home country networks and revenue from other wireless carriers for roaming by their customers on our network. Roaming revenue does not include revenue from our own customers roaming while traveling across Russian regions within our network (so called “intranet roaming”).

Sales of Equipment and Accessories and Other Revenue

We sold mobile handsets, equipment and accessories to our customers. Our other revenue included, among other things, revenue arising from the settlement of commercial disputes, penalties charged to suppliers and rental of base station sites.

Expenses

Operating Expenses

During the three years ended December 31, 2014, we had two categories of operating expenses directly attributable to our revenue: service costs and the costs of equipment and accessories.

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

In addition to service costs and the costs of equipment and accessories, during the three years ended December 31, 2014, our operating expenses included:

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

Shares of (Profit)/Loss of Associates and Joint Ventures Accounted for Using the Equity Method

Shares of (profit)/ loss of associates and joint ventures accounted for using the equity method represent our share in profit and loss of our joint ventures and associates accounted for using the equity method, primarily represented by Euroset.

Net Foreign Exchange Loss/(Income)

The functional currencies of our group are the Russian ruble in Russia, the Euro in Italy, the Algerian dinar in Algeria, the Pakistani rupee in Pakistan, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Kazakh tenge in the Republic of Kazakhstan, the Uzbek som in Uzbekistan, the Armenian dram in the Republic of Armenia, the Georgian lari in Georgia, the Kyrgyz som in Kyrgyzstan, the Lao Kip in Laos and the U.S. dollar in Tajikistan. Monetary assets and liabilities denominated in foreign currencies are translated into our respective functional currencies on the relevant balance sheet date. We record changes in the values of such assets and liabilities as a result of exchange rate changes in our results of operations under the line item net foreign exchange (loss)/gain.

Income Tax Expense

The statutory income tax rate in Russia, Kazakhstan, Laos and Armenia in 2014, 2013 and 2012 was 20.0%. The statutory income tax rate in Ukraine was 18% in 2014, 19.0% in 2013 and 21% in 2012. The statutory income tax rate in Georgia was 15.0% in 2014, 2013 and 2012. The statutory income tax rate in Kyrgyzstan in 2014, 2013 and 2012 was 10.0%. In Uzbekistan, the income tax rate was 8.0% in 2014 (7.5% from January 1, 2015) and 9.0% in 2013 and 2012 (and 8% subnational tax). The statutory income tax rate in Luxembourg was 22.47% in 2014 and 22.05% in 2013 and 2012 (and 6.75% subnational tax). The statutory income tax rate in the Netherlands and Tajikistan was 25.0% in 2014, 2013 and 2012. The Egyptian tax rate increased from 25% in 2013 and 2012 to 30% in 2014. In Algeria the statutory income tax rate was 23% in 2014 and 25% in 2013 and 2012. The statutory income tax rate in Italy was 27.5% in 2014, 2013 (and 4.55% in 2014 and 4.58% in 2013 as subnational tax) and in 2012. The statutory income tax rate in Pakistan was 33% in 2014 (35% from January 1, 2015), 34% in 2013 and 35% in 2012. The statutory income tax rate in Bangladesh was 45.0% in 2014, 2013 and 2012.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Total Operating Revenue

Our consolidated total operating revenue decreased by 12.9% to US$19,627 million during 2014 from US$22,546 million during 2013 primarily due to depreciation of the functional currencies of our operations, lower sale of equipment and accessories, as well as the impact of operational performance and macroeconomic developments in Russia, Ukraine and Pakistan, the rolling effect from the 2013 price competition in Italy and the delayed 3G launch in Algeria. The discussion of revenue by reportable segments includes intersegment revenue. Our management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a stand-alone basis.

Total Operating Expenses

Our consolidated total operating expenses decreased by 23.2% to US$17,041 million during 2014 from US$22,200 million during 2013, and represented 86.8% and 98.5% of total operating revenue in 2014 and 2013, respectively. This decrease was primarily due to depreciation of the functional currencies of our operations, a decrease in service costs of US$752m, decrease in selling, general and administrative expenses of US$1,648m and lower impairment losses of US$1,981m.

Service Costs

Our consolidated service costs decreased by 14.7% to US$4,381 million during 2014 from US$5,133 million during 2013. As a percentage of consolidated total operating revenue, our service costs decreased to 22.3% during 2014 from 22.8% during 2014. The decrease in absolute terms was primarily due to the overall decrease in revenue and the depreciation of the functional currencies of our operations.

Cost of Equipment and Accessories

Our consolidated cost of equipment and accessories decreased by 29.4% to US$551 million in 2014 from US$780 million in 2013. This decrease was primarily due to decreased sales of equipment and accessories in Russia and Italy.

Selling, General and Administrative Expenses

Our consolidated selling, general and administrative expenses decreased by 19.7% to US$6,725 million during 2014 from US$8,373 million during 2013. This decrease was primarily due to the depreciation of the functional currencies of our operations, operational excellence programs, partly offset by increase in frequency fees and higher network costs. In addition, in 2013 a provision was recorded for the Bank of Algeria claim, while in 2014 a provision was recorded for the litigation settlement with Cevital. As a percentage of consolidated total operating revenue, our consolidated selling, general and administrative expenses decreased to 34.3% in 2014 from 37.1% in 2013.

Adjusted EBITDA and Adjusted EBITDA Margin

Our consolidated adjusted EBITDA decreased by 3.5% to US$7,970 million during 2014 from US$8,260 million during 2013, primarily due to an overall decrease in revenue offset by lower service costs, lower selling, general and administrative expenses.

Depreciation and Amortization Expenses

Our consolidated depreciation and amortization expenses decreased by 10.8% to US$4,318 million in 2014 from US$4,841 million in 2013. The decrease was primarily the result of depreciation of the functional currencies in 2014, accelerated depreciation of network equipment in Pakistan in 2013 due to network modernization and lower amortization in Italy and Algeria due to a reduction in the charge on customer relationships recognized as part of Wind Telecom acquisition only partially offset by increased depreciation as a result of accelerated roll out of our 3G network and the roll out of a 4G/LTE network in Russia.

Impairment Loss

Our consolidated impairment loss was US$992 million in 2014 in comparison with US$2,973 million in 2013. The impairment loss in 2014 primarily related to impairment of goodwill related to Ukraine of US$767 million, in Pakistan of US$163 million, and goodwill and other assets in Laos, Georgia, Bangladesh, Burundi and Central African Republic of US$172 million which was partly offset by an impairment release as a result of the sale of our debt and equity interest in Wind Canada of US$110 million. The impairment loss in 2013 primarily related to impairment of goodwill related to Ukraine of US$2,085 million, in Laos of US$25 million and in Armenia of US$20 million, and impairment of the 4G/LTE telecommunication license in Uzbekistan of US$30 million. In addition, in 2013 we impaired our shareholder loans to Wind Canada in the amount of US$764 million.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets decreased by 26.0% to US$74 million during 2014 from US$100 million during 2013 primarily due to lower equipment write-offs during 2014 in our Russia segment.

Operating Profit

Our consolidated operating profit increased to US$2,586 million in 2014 from US$346 million in 2013 due to the above mentioned impacts, primarily due to lower impairment losses in 2014 and a one-off charge for the Bank of Algeria claim in 2013. Our consolidated operating profit as a percentage of total operating revenue in 2014 increased to 13.2% from 1.5% in 2013.

Other Non-operating Profits and Losses

Finance Costs and Finance Income

Our consolidated finance costs decreased by 5.8% to US$2,026 million in 2014 from US$2,150 million in 2013, primarily due to the refinancing of our debt in Italy at a lower interest rate. Our consolidated finance income decreased by 40.7% to US$54 million in 2014 from US$91 million in 2013, primarily due to lower interest earned on deposits and interest income from loans to Wind Canada that were fully impaired in 2013.

Other Non-operating Losses/(Gains)

We recorded US$152 million in other non-operating loss during 2014 compared to US$172 million in losses during 2013. The change was primarily due to losses recognized in 2014 from the refinancing of our debt in Italy of US$148 million, change in fair value of embedded derivatives of US$149 million offset by the positive movement in fair value of other derivatives of US$114 million while in 2013 we had losses recorded for provisions net of indemnity claims of US$100 million, positive revaluation of our embedded derivatives in Italy of US$71 million offset by losses from ineffective portion of hedges of US$119 million and negative revaluation of options over non-controlling interest of US$46 million.

Shares of Loss/(Profit) of Associates and Joint Ventures Accounted for Using the Equity Method

We recorded a loss of US$38 million from our equity in associates in 2014 compared to a loss of US$159 million in 2013. The change was primarily due to lower losses from our investment in Wind Canada in 2014 due to full impairment of the loans in 2013.

Net Foreign Exchange (Gain)/Loss

We recorded a loss of US$605 million from foreign currency exchange in 2014 compared to US$20 million foreign currency exchange gain in 2013. The loss in 2014 was primarily due to revaluation of our U.S. dollar financial liabilities primarily due to depreciation of the Russian ruble to the U.S. dollar in 2014 as opposed to the gain in 2013 due to appreciation of the Euro to the U.S. dollar in 2013 and revaluation of our U.S. dollar financial assets due to depreciation of the Russian ruble to the U.S. dollar in 2013.

Income Tax Expense

Our consolidated income tax expense decreased by 65.0% to US$722 million in 2014 from US$2,064 million in 2013. The decrease in income taxes was primarily due to lower profits in Russia in 2014 and one off charges of withholding taxes over the accumulated earnings in our subsidiaries in Russia, CIS and Algeria as a result of an anticipated dividend distribution, accrual of provisions on uncertain income tax positions and a write-off of the tax receivable in Algeria in the amount of US$551 million as part of the settlement with the Algerian government recorded in 2013.

Profit for the Year Attributable to the Owners of the Parent

In 2014, the consolidated loss for the year attributable to the owners of the parent was US$647 million compared to US$2,625 million of loss in 2013. The movement was due to losses for the year as a result of abovementioned factors, primarily lower impairment losses in 2014 and a one-off charge for the Bank of Algeria claim in 2013.

Profit for the Year Attributable to Non-controlling Interest

Our loss for the year attributable to non-controlling interest was US$256 million in 2014 compared to a loss of US$1,463 million in 2013, due to lower net losses in our consolidated subsidiaries that are not wholly owned by us. This primarily relates to GTH and its losses related to the Algerian transaction in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Total Operating Revenue

Our consolidated total operating revenue decreased by 2.2% to US$22,546 million during 2013 from US$23,061 million during 2012 primarily due to depreciation of the functional currencies of our operations as well as negative trends in our major markets. The discussion of revenue by reportable segments includes intersegment revenue. Our management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a stand-alone basis.

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

Cost of Equipment and Accessories

Our consolidated cost of equipment and accessories increased by 12.6% to US$780 million in 2013 from US$693 million in 2012. This increase was primarily due to increased sales in Italy, which was partially offset by a decrease in other segments.

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

Depreciation and Amortization Expenses

Our consolidated depreciation and amortization expenses decreased by 3% to US$4,841 million in 2013 from US$5,006 million in 2012. The decrease was primarily the result of a decrease in amortization due to reduction in amortization rate of intangibles acquired in the Wind Telecom transaction in 2011, partially offset by an increase in depreciation as a result of accelerated roll out of our 3G network and the roll out of a 4G/LTE network in Russia and accelerated depreciation of network equipment in Pakistan due to network modernization.

Impairment Loss

Our consolidated impairment loss was US$2,973 million in 2013 in comparison with US$386 million in 2012. The impairment loss in 2013 primarily related to impairment of goodwill related to Ukraine of US$2,085 million, in Laos of US$25 million and in Armenia of US$20 million and impairment of the 4G/LTE telecommunication license in Uzbekistan of US$30 million. In addition, in 2013 we impaired our shareholder loans to Wind Canada in the amount of US$764 million. The impairment loss of US$386 million in 2012 primarily related to impairment of our shareholder loans to Wind Canada of US$344 million.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets decreased by 51.2% to US$100 million during 2013 from US$205 million during 2012 primarily due to lower equipment write-offs during 2013 in our Russia and Ukraine segments.

Operating Profit

Our consolidated operating profit decreased by 91.7% to US$346 million in 2013 from US$4,171 million in 2012 due to the above mentioned impacts, primarily impairment losses and a one-off charge for the Bank of Algeria claim. Our consolidated operating profit as a percentage of total operating revenue in 2013 decreased to 1.5% from 18.1% in 2012.

Other Non-operating Profits and Losses

Finance Costs and Finance Income

Our consolidated finance costs increased by 6% to US$2,150 million in 2013 from US$2,029 million in 2012, primarily due to the interest capitalization stopped in Italy due to the launch of 4G/LTE. Our consolidated finance income decreased by 40.9% to US$91 million in 2013 from US$154 million in 2012, primarily due to lower interest earned on deposits.

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

Shares of Loss/(Profit) of Associates and Joint Ventures Accounted for Using the Equity Method

We recorded a loss of US$159 million from our equity in associates in 2013 compared to a loss of US$9 million in 2012. The change was primarily due to an decrease in income from Euroset coupled with an increase in losses from Wind Canada.

Net Foreign Exchange (Gain)/Loss

We recorded a gain of US$20 million from foreign currency exchange in 2013 compared to a US$70 million foreign currency exchange loss in 2012. The gain was primarily due to revaluation of our U.S. dollar financial liabilities due to appreciation of the Euro to the U.S. dollar in 2013 and revaluation of our U.S. dollar financial assets due to depreciation of the Russian ruble to the U.S. dollar in 2013.

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

Russia

Results of operations in US$

	Year ended December 31,
	2014	2013	2012
	(In millions of US dollars)
Service revenue	7,249	8,745	8,815
Sale of equipment and accessories	197	350	358
Other revenue	14	15	16

Total operating revenue	7,459	9,109	9,190

Operating expenses
Service costs	2,073	2,434	2,502
Cost of equipment and accessories	221	381	323
Selling, general and administrative expenses	2,185	2,479	2,485

Adjusted EBITDA	2,980	3,815	3,878

Results of operations in RUB

	Year ended December 31,
	2014	2013	2012
	(In millions of RUB)
Service revenue	273,502	278,432	273,795
Sale of equipment and accessories	7,881	11,016	11,075
Other revenue	516	462	504

Total operating revenue	281,898	289,910	285,375

Operating expenses
Service costs	78,579	77,491	77,722
Cost of equipment and accessories	8,747	12,032	10,044
Selling, general and administrative expenses	82,636	78,965	77,130

Adjusted EBITDA	111,935	121,422	120,478

Certain Performance Indicators

	Year ended December 31,
	2014	2013	2012
Mobile
Customers (end of the period in millions)	57.2	56.5	56.1

ARPU in USD	8.6	10.6	10.8

ARPU in RUB	323	338	336

MOU	304	291	276

Annual churn (as a percentage)	60.1	63.9	63.2

Fixed

Broadband customers (end of the period in millions)	2.3	2.3	2.3

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our total operating revenue in Russia decreased by 18.1% to US$7,459 million during 2014 from US$9,109 million during 2013 mainly due to the negative effect of the depreciation of the ruble against the US dollar. In functional currency terms, total operating revenue in Russia decreased by 2.8% due to the measures taken to eliminate unrequested services from content providers to our customers. Our Russia total operating revenue consists primarily of mobile services and fixed-line services.

Our mobile total operating revenue in Russia decreased by 19.4% to US$6,071 million during 2014 from US$7,536 million during 2013. In functional currency terms, our mobile service revenue decreased by 3.3%.

During 2014, we generated US$3,095 million of our service revenue from airtime charges from mobile postpaid and prepaid customers, including monthly contract fees and roaming fees and roaming fees received from other mobile services operators for providing roaming services to their customers, or 51.0% of the total mobile operating revenue in our Russia segment, compared to US$3,923 million, or 52.1% of the total mobile operating revenue in 2013. In U.S. dollars terms, the 21.1% decrease in voice service revenue in the Russia segment was due to decreased ARPU, caused by natural APPM deterioration and roaming decline. In functional currency terms, our voice service revenue decreased by 7.0%.

During 2014, we generated US$1,820 million of our service revenue from value added services, including data revenue, or 30.0% of the total mobile operating revenue in our Russia segment, compared to US$2,099 million, or 27.9% of the total mobile operating revenue in 2013. In U.S. dollars terms, the decrease was 13.3%, while in functional currency terms, our Russia segment service revenue from value added services, including data revenue, increased by 3.2% during 2014 compared to 2013. Such a low growth in functional currency terms is primarily due to decrease of value added services related to the measures taken to eliminate unrequested services from content providers to our customers.

During 2014, we generated US$961 million of our service revenue from interconnect, or 15.8% of the total mobile operating revenue in our Russia segment, compared to US$1,171 million, or 15.5% of the total mobile operating revenue, in 2013. In U.S. dollars terms, the decrease was 17.9%, while in functional currency terms, our Russia segment service revenue from interconnect decreased by 2.7% during 2014 compared to 2013, primarily due to a decreased volume of incoming traffic from other operators.

Our mobile total operating revenue in our Russia segment also included revenue from sales of equipment and accessories and other revenue. During 2014, revenue from sales of equipment and accessories and other revenue decreased by 43.2% to US$195 million, or 3.2% of the total mobile operating revenue in our Russia segment in 2014, from US$344 million, or 4.6% of the total mobile operating revenue in our Russia segment in 2013. In functional currency terms, our Russia segment sales of equipment and accessories decreased by 27.7% during 2014 compared to 2013, primarily as a result of decreased sales of devices (such as iPhones).

During 2014, revenue from our fixed-line services in Russia decreased by 11.7% to US$1,388 million from US$1,572 million in 2013. Our revenue from fixed-line services in Russia in 2014 consisted of US$549 million generated from business operations, US$489 million generated from wholesale operations and US$349 million generated from residential and FTTB operations. In functional currency terms, our total operating revenue from our Russia fixed-line services increased by 5.1% during 2014 compared to 2013, primarily due to favorable impact of RUR/USD exchange rate in fixed-line contracts based on U.S. dollar terms.

Our Russia adjusted EBITDA decreased by 21.9% to US$2,980 million during 2014 from US$3,815 million during 2013. In functional currency terms, our Russia adjusted EBITDA decreased by 7.8%, primarily as a result of the negative effect of the depreciation of the ruble against the US dollar on roaming, interconnect costs and structural OPEX, while network related costs also increased as a result of the recent accelerated high-speed data network roll out. In functional currency terms, adjusted EBITDA margin in 2014 in our Russia segment was 39.7%, which is 2.2 percentage points below adjusted EBITDA margin in 2013. The decrease was primarily due to the negative effect of the depreciation of the ruble against the US dollar on costs and the increase in network related costs.

As of December 31, 2014, we had approximately 57.2 million mobile customers in Russia, representing an increase of 1.2% from approximately 56.5 million mobile customers as of December 31, 2013. Our mobile customer growth in Russia in 2014 was mainly due to the reduction in churn, which was caused by activity to improve customer loyalty and quality of sales as well as the investments made in our high-speed data network.

In 2014, our mobile ARPU in Russia decreased by 19.1% to US$8.6 from US$10.6 in 2013, primarily as a result of depreciation of the Russian ruble against the U.S. dollar. In functional currency terms, mobile ARPU in Russia decreased by 4.3% in 2014 compared to 2013, due to decreased voice revenue and as a result of the measures taken to reject spam and unrequested services from content providers.

In 2014, our mobile MOU in Russia increased by 4.3% to 304 from 291 in 2013, primarily as a result of consistent promotion of bundled and on-net oriented offers.

In 2014, our mobile churn rate in Russia decreased to 60.1% compared to 63.9% in 2013 continued improvements in customer perception during 2014.

The fixed-line broadband customers are mainly represented by FTTB customers. As of December 31, 2014 and December 31, 2013, we had approximately 2.3 million fixed-line customers in Russia. The number did not change significantly due to our focus on high-value customers and limited expansion in other segments.

As of December 31, 2014, we had also approximately 3.7 million mobile broadband customers using USB modems in Russia, representing an increase of approximately 16.5% over the approximately 3.1 million mobile broadband customers as of December 31, 2013. The increase was mainly due to our sales efforts in the USB modem market.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Our total operating revenue in Russia decreased by 0.9% to US$9,109 million during 2013 from US$9,190 million during 2012 due to depreciation of the Russian ruble against the US dollar. In functional currency terms total operating revenue in Russia increased by 1.6%. Our Russia total operating revenue consists primarily of mobile services and fixed-line services.

Our mobile total operating revenue in Russia decreased by 1.2% to US$7,536 million during 2013 from US$7,630 million during 2012.

During 2013, we generated US$3,923 million of our service revenue from airtime charges from mobile postpaid and prepaid customers, including monthly contract fees and roaming fees and roaming fees received from other mobile services operators for providing roaming services to their customers, or 52.1% of the total mobile operating revenue in our Russia segment, compared to US$4,173 million, or 54.7% of the total mobile operating revenue, in 2012. In U.S. dollars terms, the 6.0% decrease in voice service revenue in the Russia segment was due to decreasing revenue from service voice as a result of APPM decline and decrease in content revenue. In functional currency terms, our voice service revenue decreased by 3.7%.

During 2013, we generated US$2,099 million of our service revenue from value added services, including data revenue, or 27.9% of the total mobile operating revenue in our Russia segment, compared to US$1,951 million, or 25.6% of the total mobile operating revenue, in 2012. In U.S. dollars terms, the increase was 7.6%, while in functional currency terms, our Russia segment service revenue from value added services, including data revenue, increased by 10.4% during 2013 compared to 2012, primarily due to an increase in mobile customers using Internet access and overall consumption of Internet services due to increasing demand for data.

During 2013, we generated US$1,171 million of our service revenue from interconnect, or 15.5% of the total mobile operating revenue in our Russia segment, compared to US$1,152 million, or 15.1% of the total mobile operating revenue, in 2012. In U.S. dollars terms, the increase was 1.6%, while in functional currency terms, our Russia segment service revenue from interconnect increased by 4.1% during 2013 compared to 2012, primarily due to an increase in tariffs for international operators.

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

During 2013, revenue from our fixed-line services in Russia increased by 0.8% to US$1,572 million from US$1,560 million in 2012. Our revenue from fixed-line services in Russia in 2013 consisted of US$631 million generated from business operations, US$525 million generated from wholesale operations and US$416 million generated from residential and FTTB operations. In functional currency terms, our total operating revenue from our Russia fixed-line services increased by 3.3% during 2013 compared to 2012, primarily due to increase of volume in international traffic termination and increase of tariffs.

Our Russia adjusted EBITDA decreased by 1.6% to US$3,815 million during 2013 from US$3,878 million during 2012. In functional currency terms, our Russia adjusted EBITDA increased by 0.8%, primarily as a result of improved gross margin, mainly offset by increase in sales, general and administrative expenses due to accelerated roll-out of our 3G network and network quality improvement. In functional currency terms, adjusted EBITDA margin in 2013 in our Russia segment was 41.9%, which is 0.3 percentage points below adjusted EBITDA margin in 2012. The decrease was primarily due to an increase in sales, general and administrative expenses due to accelerated roll-out of our 3G network and network quality improvement.

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

As of December 31, 2013, we had also approximately 3.1 million mobile broadband customers using USB modems in Russia, representing an increase of approximately 18.1% over the approximately 2.7 million mobile broadband customers as of December 31, 2012. The increase was mainly due to our sales efforts in the USB modem market and active promotion of offers based on unlimited Internet usage.

Italy

Results of operations in US$

	Year ended December 31,
	2014	2013	2012
	(In millions of US dollars)
Service revenue	5,536	6,096	6,507
Sale of equipment and accessories	301	318	255
Other revenue	318	204	220

Total operating revenue	6,155	6,618	6,982

Operating expenses
Service costs	1,454	1,560	1,787
Cost of equipment and accessories	299	342	291
Selling, general and administrative expenses	1,986	2,118	2,246

Adjusted EBITDA	2,416	2,598	2,658

Results of operations in EUR

	Year ended December 31,
	2014	2013	2012
	(In millions of EUR)
Service revenue	4,166	4,577	5,063
Sale of equipment and accessories	227	252	198
Other revenue	240	154	165

Total operating revenue	4,633	4,983	5,427

Operating expenses
Service costs	1,093	1,175	1,388
Cost of equipment and accessories	225	258	227
Selling, general and administrative expenses	1,495	1,595	1,744

Adjusted EBITDA	1,820	1,955	2,068

Certain Performance Indicators

	Year ended December 31,
	2014	2013	2012
Mobile

Customers (end of period in millions)	21.6	22.3	21.6

ARPU in USD	14.6	16.3	18.5

ARPU in EUR	11.3	12.3	14.4

MOU	264	237	207

Annual churn (in percentage)	31.4	36.6	35.2

Fixed

Broadband customers (end of period in millions)	2.2	2.2	2.2

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Italy total operating revenue was US$6,155 million during 2014, representing a decrease of 7.0% compared to US$6,618 million in 2013. In local currency terms, the total operating revenue also declined by 7.0%.

In our Italy segment, total operating revenue from services was US$5,536 million during 2014, representing a decrease of 9.2% compared to US$6,096 million in 2013. The decrease in service revenue in our Italy segment was mainly due to a decrease in voice services affected by the difficult macroeconomic situation and the contraction of the market.

During 2014, we generated US$4,837 million of our service revenue from mobile and fixed-line telecommunication services, including revenue from, among others, traffic, roaming revenue from our customers travelling abroad, fees and contributions from our mobile and fixed-line (including Internet) businesses, or 87.4% of our total operating revenue from services in our Italy segment, which decreased by 9.6% from US$5,352 million of revenue in 2013, or 88.0% of our total operating revenue from services in our Italy segment, in 2013. The decrease was mainly due to a difficult macroeconomic situation and the contraction of the market which was partially offset by WIND’s ability to maintain a stable mobile customer base and revenue from the development of new offers dedicated to internet navigation on mobile phones.

During 2014, we generated US$506 million of our service revenue from interconnection traffic, relating to incoming calls from other operators’ networks to our mobile and fixed-line networks, or 9.1% of our total operating revenue from services in our Italy segment, representing a decrease of 4.6% compared to US$530 of revenue in 2013, or 8.7% of the total operating revenue from services in 2013. The decrease is due to the effect of the reduction of unit tariffs set by AGCOM.

During 2014, we generated US$145 million of our service revenue from other types of services, which mainly relate to leased lines and access fees charged to telecom operators and penalties charged to mobile and fixed-line customers, or 2.6% of our total operating revenue from services in our Italy segment, representing a decrease of 8.9% compared to US$159 in 2013, or 2.6% of our total operating revenue from services. The decrease compared to 2013 is mainly due to lower revenue from co-marketing activities.

Our total operating revenue in our Italy segment also included revenue from sales of equipment, mainly relating to the sale of SIM cards, mobile and fixed-line phones and related accessories. During 2014, revenue from sales of equipment was US$301 million, representing a decrease of 5.3% from US$318 million in 2013 primarily due to the decrease in the sale of mobile telephone handsets which is only partially offset by a shift of sales towards higher priced devices.

During 2014, we generated US$318 million of our revenue in our Italy segment from the settlement of commercial disputes and penalties charged to suppliers, representing an increase of 55.9% from US$204 million in 2013. The increase was mainly due to the revisions of estimates made in previous years and to the effects related to the higher proceeds from settlement of disputes with some suppliers.

Our Italy adjusted EBITDA decreased by 7.0% to US$2,416 million during 2014 from US$2,598 million during 2013, primarily due to lower revenue, compensated by lower selling, general and administrative expenses as a result of our cost efficiency project initiatives and tight cost control measures. In functional currency terms, adjusted EBITDA margin in 2014 in our Italy segment was 39.3%, which is 0.3 percentage points above the adjusted EBITDA margin in 2013.

As of December 31, 2014, we had approximately 21.6 million customers in Italy representing a decrease of 3.1% from approximately 22.3 million customers as of December 31, 2013. Our mobile customer decrease in 2014 was mainly due to lower gross additions in the market coming from the more rational approach to promotions developed in 2014 by the main three operators.

In 2014, our mobile ARPU in Italy decreased by 8.3% to EUR 11.3 from EUR 12.3 in 2013 primarily as a result of a decline in voice revenue due to the cannibalization following high competition on prices in 2013.

In 2014, our mobile MOU in Italy increased by 11.5 % to 264 from 237 in 2013, primarily due to the continued promotion of bundle offers which include minutes of voice traffic, SMS and mobile Internet connectivity.

In 2014, our mobile churn rate in Italy decreased to 31.4% compared to 36.6% in 2013 as a consequence of the more rational approach to promotions developed in 2014 by the main three operators.

As of December 31, 2014, and 2013 we had approximately 2.2 million fixed-line broadband customers in Italy. The number did not change due to the new strategy focused on higher margin customers and less expensive pull sales channels.

As of December 31, 2014, we had approximately 10.2 million mobile broadband customers in Italy, representing an increase of approximately 22.9% over the approximately 8.3 million mobile broadband customers as of December 31, 2013. The increase was mainly driven by WIND’s new campaigns based on “All Inclusive” package offerings coupled with value for money plans and the increased diffusion in the market of smartphones.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Our Italy total operating revenue was US$6,618 million during 2013, representing a decrease of 5.2% compared to US$6,982 million in 2012.

In our Italy segment, total operating revenue from services was US$6,096 million during 2013, representing a decrease of 6.3% compared to US$6,507 million in 2012. The decrease in service revenue in our Italy segment was mainly due to a decrease in interconnection revenue as a result of MTR cuts, and a decrease in telephone services, the effect of which was partially offset by the increase in the revenue from equipment sales.

During 2013, we generated US$5,352 million of our service revenue from mobile and fixed-line telecommunication services, including revenue from, among others, traffic, roaming revenue from our customers travelling abroad, fees and contributions from our mobile and fixed-line (including Internet) businesses, or 87.8% of our total operating revenue from services in our Italy segment, which decreased by 2.7% from US$5,501 million of revenue, or 84.5% of our total operating revenue from services in our Italy segment, in 2012. The decrease was mainly due to a difficult macroeconomic situation and the contraction of the market. The decrease was in part offset by an increase in our mobile customer base and the development of offers dedicated to internet navigation on mobile phones.

During 2013, we generated US$530 million of our service revenue from interconnection traffic, relating to incoming calls from other operators’ networks to our mobile and fixed-line networks, or 8.7% of our total operating revenue from services in our Italy segment, representing a decrease of 32.6% compared to US$786 of revenue, or 12.1% of the total operating revenue from service, in 2012. The decrease is primarily due to the effect of the reduction of unit tariffs set by AGCOM.

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

During 2013, we generated US$159 million of our service revenue from other types of services, which mainly relate to rental to third parties of advertising space on our internet portal, leased lines and access fees charged to telecom operators and penalties charged to their mobile and fixed-line customers, or 2.6% of our total operating revenue from services in our Italy segment, representing a decrease of 2.5% compared to US$163 in 2012, or 2.5% of our total operating revenue from services. The decrease compared to 2012 is mainly due to lower revenue from rental from other operators (colocation) due to the netting of the amount with the related cost.

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

Our Italy adjusted EBITDA decreased by 2.3% to US$2,598 million during 2013 from US$2,658 million during 2012, primarily due to lower revenue, partially compensated by lower selling, general and administrative expenses as a result of our cost efficiency project initiatives and tight cost control measures. In functional currency terms, adjusted EBITDA margin in 2013 in our Italy segment was 39.0%, which is 0.9 percentage points above the adjusted EBITDA margin in 2012, primarily due to our cost efficiency project initiatives and tight cost control measures.

As of December 31, 2013, we had approximately 22.3 million customers in Italy representing an increase of 3.0% over approximately 21.6 million customers as of December 31, 2012. Our mobile customer increase in 2013 was mainly due to continued development of innovative options and related promotions, enhancing our perception in the market as a value for money operator, focusing on transparency and simplicity, improving our brand recognition and maintaining strong customer service. These efforts were further supported by the availability of MNP and a continued increase in penetration of smartphones and data services.

In 2013, our mobile ARPU in Italy decreased by 11.9% to US$16.3 from US$18.5 in 2012 primarily as a result of a decline in voice revenue due to strong competition on pricing and regulations reducing mobile termination rates, which decrease was partially offset by appreciation of the Euro against the U.S. dollar. In functional currency terms, mobile ARPU in Italy decreased by 14.5% in 2013 compared to 2012.

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

As of December 31, 2013 and 2012 we had approximately 2.2 million fixed-line broadband customers in Italy. The number did not change due to the new strategy focused on higher margin customers and less expensive pull sales channels.

As of December 31, 2013, we had approximately 8.3 million mobile broadband customers in Italy, representing an increase of approximately 50.9% over the approximately 5.5 million mobile broadband customers as of December 31, 2012. The increase was mainly driven by WIND’s renewed campaigns based on “All Inclusive” package offerings coupled with value for money plans and the increased diffusion in the market of smartphones.

Algeria

Results of operations in US$

	Year ended December 31,
	2014	2013	2012
	(In millions of US dollars)
Service revenue	1,678	1,790	1,841
Sale of equipment and accessories	12	6	2
Other revenue	2	—	—

Total operating revenue	1,692	1,796	1,843

Operating expenses
Service costs	328	346	351
Cost of equipment and accessories	12	6	2
Selling, general and administrative expenses	495	1,656	443

Adjusted EBITDA	857	(212)	1,047

Results of operations in DZD

	Year ended December 31,
	2014	2013	2012
	(In billions of DZD)
Service revenue	135	143	136
Sale of equipment and accessories	1	—	—
Other revenue	—	—	—

Total operating revenue	136	143	136

Operating expenses
Service costs	26	28	27
Cost of equipment and accessories	1	—	—
Selling, general and administrative expenses	40	130	36

Adjusted EBITDA	69	(15)	73

Certain Performance Indicators

	Year ended December 31,
	2014	2013	2012
Mobile*

Customers (end of the period in millions)	18.4	17.6	16.7

ARPU in USD	7.8	8.4	9.0

ARPU in DZD	629	693	707

MOU	194	216	274

Annual churn (as a percentage)	23.6	31.6	29.5

*	The customer numbers for 2012 have been adjusted to align with the group definition. MOU, ARPU and Annual Churn have been adjusted accordingly.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Algeria total operating revenue decreased to US$1,692 million during 2014, representing a decrease of 5.8% from US$1,796 million during 2013. Our Algeria total operating revenue consists of revenue from providing mobile services. Our revenue was negatively impacted by the delayed commercial launch of our 3G network and adverse regulatory actions.

During 2014, we generated US$1,442 million of our service revenue from airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers, or 85.2 % of our total operating revenue in our Algeria segment, compared to US$1,563 million, or 87.0% of the total operating revenue in our Algeria segment, in 2013. The decrease in revenue in our Algeria segment was primarily due to the delayed roll out of our 3G network compared to that of our competitors.

During 2014, we generated US$120 million of our service revenue from interconnect fees, or 7.1% of the total operating revenue in our Algeria segment, compared to US$126 million, or 7.0 % of the total operating revenue in our Algeria segment, in 2013. The decrease during 2014 compared to 2013 was due to lower traffic terminated on our network.

During 2014, we generated US$102 million of our service revenue from value added services, including data revenue, or 6.0% of the total operating revenue in our Algeria segment, compared to US$92 million, or 5.1% of the total operating revenue in our Algeria segment, in 2013. The increase in 2014 compared to 2013 was due to the launch of the 3G network and our efforts to promote data tariff plans.

Our total operating revenue in our Algeria segment also includes revenue from sales of equipment and accessories and other revenue. During 2014, revenue from sales of equipment and accessories and other revenue was US$14 million, whereas in 2013 revenue from sales of equipment and accessories and other revenue was US$6 million.

Our Algeria adjusted EBITDA increased to US$857 million during 2014 from negative US$212 million during 2013, primarily due to a one-off charge in 2013 for the Bank of Algeria claim of US$1,266 million in 2013 as part of the settlement with the Algerian government, a one off charge in 2014 of US$50 million related to litigation settlement with Cevital, increased network maintenance expenses due to the roll out of our 3G network and an overall decrease in revenue.

As of December 31, 2014, we had approximately 18.4 million customers in our Algeria segment, in comparison with 17.6 million customers in 2013. The 4.6% increase is due to our sales efforts to maintain customer market share and increased penetration on the market.

We did not have broadband customers in Algeria as of December 31, 2014.

In 2014, our mobile ARPU in Algeria decreased by 9.1% to US$7.8 from US$8.4 in 2013. The decrease is mainly due to the inability to attract high value customers and promote corporate offers, as a result of limited network capacity due to limitations from the government coupled with actions of our competitors in the market.

In 2014, our mobile MOU in Algeria decreased by 10.2% to 194 from 216 in 2013 mainly due to customer growth in customer segments with lower usage patterns.

In 2014, our mobile churn rate in Algeria decreased to 23.6% compared to 31.6% in 2013 due to an adjustment in our customer base number in 2013 because of a technical issue.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Our Algeria total operating revenue decreased to US$1,796 million during 2013, representing a decrease of 2.5% from US$1,842 million during 2012. Our Algeria total operating revenue consists of revenue from providing mobile services. Our revenue was impacted by adverse regulatory actions.

During 2013, we generated US$1,563 million of our service revenue from airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers, or 87.0 % of our total operating revenue in our Algeria segment, compared to US$1,601 million, or 86.9% of the total operating revenue in our Algeria segment, in 2012. The decrease in revenue in our Algeria segment was primarily due to the adverse regulatory actions.

During 2013, we generated US$126 million of our service revenue from interconnect fees, or 7.0% of the total operating revenue in our Algeria segment, compared to US$142 million, or 7.7 % of the total operating revenue in our Algeria segment, in 2012. The decrease during 2013 compared to 2012 was due to a decrease in international incoming traffic as well as MTR cuts.

During 2013, we generated US$92 million of our service revenue from value added services, including data revenue, or 5.1% of the total operating revenue in our Algerian segment, compared to US$89 million, or 4.9% of the total operating revenue in our Algeria segment, in 2012.

Our total operating revenue in our Algeria segment also includes revenue from sales of equipment and accessories and other revenue. During 2013, revenue from sales of equipment and accessories and other revenue was US$6 million, whereas in 2012 revenue from sales of equipment and accessories and other revenue was US$2 million.

Our Algerian adjusted EBITDA decreased to negative US$212 million during 2013 from US$1047 million during 2012, primarily due to a one-off charge for the Bank of Algeria claim of US$1,266 million in 2013 as part of the settlement with the Algerian government slightly offset by cost control and operational excellence program.

As of December 31, 2013, we had approximately 17.6 million customers in our Algerian segment, in comparison with 16.7 million customers in 2012. The 5.4% increase is due to our sales efforts to maintain customer market share and increased penetration in the market.

In 2013, our mobile ARPU in Algeria decreased by 6.5% to US$8.4 from US$9.0 in 2012. The decrease is mainly due to the inability to attract high value customers and promote corporate offers, as a result of limited network capacity due to limitations from the government coupled with actions of our competitors in the market.

In 2013, our mobile MOU in Algeria decreased by 21.1% to 216 from 274 in 2012 mainly due to customer growth in customer segments with lower usage patterns

In 2013, our mobile churn rate in Algeria increased to 31.6% compared to 29.5% in 2012 due to the effect of actions from various governmental authorities.

Africa & Asia

Results of operations

	Year ended December 31,
	2014	2013	2012
	(In millions of US dollars)
Service revenue	1,619	1,645	1,840
Sale of equipment and accessories	2	4	16
Other revenue	47	61	24

Total operating revenue	1,668	1,710	1,880

Operating expenses
Service costs	277	291	344
Cost of equipment and accessories	4	7	14
Selling, general and administrative expenses	808	795	831

Adjusted EBITDA	579	617	691

Segmentation of Total operating revenue

	Year ended December 31,
	2014	2013	2012
	(In millions of US dollars)

Pakistan	1,010	1,066	1,132

Bangladesh	563	504	554

Other and eliminations(1)	95	140	194

Total	1,668	1,710	1,880

(1)	Other and eliminations include results of our operations in Laos, HQ related costs for Africa and Asia and intercompany eliminations within the segment.

Segmentation of Adjusted EBITDA

	Year ended December 31,
	2014	2013	2012
	(In millions of US dollars)

Pakistan	386	443	488

Bangladesh	219	187	192

Other and eliminations(1)	(26)	(13)	11

Total	579	617	691

(1)	Other and eliminations include results of our operations in Laos, HQ related costs for Africa and Asia and intercompany eliminations within the segment.

For a presentation of certain performance indicators for each of our countries of operation within the Africa & Asia segment, see “Item 3. Key Information—A. Selected Financial Data—Selected Operating Data.”

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Africa & Asia total operating revenue decreased to US$1,668 million during 2014, representing a decrease of 2.5% from US$1,710 million during 2013. Our Africa & Asia total operating revenue consists of revenue from providing mobile services. In September 2014, we sold our subsidiaries in Burundi and Central African Republic. In 2013, we sold our subsidiary in Cambodia.

During 2014, we generated US$1,059 million of our revenue from airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers, or 63.5 % of our total operating revenue in our Africa & Asia segment, compared to US$1,079 million, or 63.1% of the total operating revenue in our Africa & Asia segment, in 2013. The decrease in revenue in our Africa & Asia segment was primarily due to the sale of Burundi and Central African Republic and lower revenue in Pakistan which was only partially offset by increased revenue in Bangladesh. Revenue in Pakistan was lower due to competitive pressure.

During 2014, we generated US$199 million of our revenue from interconnect fees, or 11.9% of the total operating revenue in our Africa & Asia segment, compared to US$226 million, or 13.2 % of the total operating revenue in our Africa & Asia segment, in 2013. The decrease in 2014 compared to 2013 was due to a decline in interconnect revenue in Pakistan as a result of lower International Clearing House (“ICH”) revenues because of industry-wide steady decline in incoming international traffic after ICH implementation.

During 2014, we generated US$254 million of our revenue from value added services, including data revenue, or 15.2% of the total operating revenue in our Africa & Asia segment, compared to US$242 million, or 14.2% of the total operating revenue in our Africa & Asia segment, in 2013. The increase in 2014 compared to 2013 was due to an increase in data revenue in both Pakistan and Bangladesh partially offset by lower VAS revenue in Pakistan.

During 2014, we generated US$107 million of our revenue from other services, or 6.4% of the total operating revenue in our Africa & Asia segment, compared to US$98 million, or 5.7% of total operating revenue in the Africa & Asia segment, in 2013. These revenue are primarily generated by other services such as leasing lines, DSL and wireless internet in Pakistan.

Our total operating revenue in our Africa & Asia segment also includes revenue from sales of equipment and accessories and other revenue. During 2014, revenue from sales of equipment and accessories and other revenue was US$49 million, whereas in 2013 revenue from sales of equipment and accessories and other revenue was US$65 million.

Our Africa & Asia adjusted EBITDA decreased to US$579 million during 2014 from US$617 million during 2013, primarily due to the lower revenue.

As of December 31, 2014, we had approximately 71.6 million customers in our Africa & Asia segment (including Zimbabwe (accounted at cost) in the amount of 2.2 million customers), in comparison with 69.4 million customers (including Zimbabwe (accounted at cost) in the amount of 2.6 million customers) in 2013.

We did not have a significant number of broadband customers in Africa & Asia as of December 31, 2013.

Pakistan

In 2014, our mobile ARPU in Pakistan decreased by 8.7% to US$2.1 from US$2.3 in 2013 mainly due to adverse regulatory changes imposing additional taxes on customers and negative macroeconomic conditions. In functional currency terms, ARPU decreased in 2014 by 10.9% compared to 2013 mainly due to lower VAS services and decreased tariffs.

In 2014, our mobile MOU in Pakistan increased 5.3% to 238 from 226 in 2013 mainly due to active promotion of on-net oriented offers at competitive prices.

In 2014, our mobile churn rate in Pakistan increased to 26% compared to 23% in 2013 due to delay in network modernization and an aggressive pricing in the market.

Bangladesh

In 2014, our mobile ARPU in Bangladesh remained at US$1.5 from 2013, as lower prices per minute of use were offset by higher MOU.

In 2014, our mobile MOU in Bangladesh increased by 7.2% to 197 from 184 in 2013 mainly due to disconnection of suspected high usage customers pursuant to regulator directives, as well as lower usage as a result of political instability throughout 2013.

In 2014, our mobile churn rate in Bangladesh decreased to 21.6% compared to 22.3% in 2013 mainly due to our efforts in customer retention.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Our Africa & Asia total operating revenue decreased to US$1,710 million during 2013, representing a decrease of 9.0% from US$1,880 million during 2012. Our Africa & Asia total operating revenue consists of revenue from providing mobile services.

During 2013, we generated US$1,059 million of our revenue from airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers, or 63.1% of our total operating revenue in our Africa & Asia segment, compared to US$1,340 million, or 71.3% of the total operating revenue in our Africa & Asia segment, in 2012. The decrease in revenue in our Africa & Asia segment was primarily due to depreciation of functional currency in Pakistan, regulatory measures and unstable macro situations in major markets.

During 2013, we generated US$226 million of our revenue from interconnect fees, or 13.2% of the total operating revenue in our Africa & Asia segment, compared to US$226 million, or 12.0% of the total operating revenue in our Africa & Asia segment in 2012.

During 2013, we generated US$242 million of our revenue from value added services, including data revenue, or 14.2% of the total operating revenue in our Africa & Asia segment, compared to US$218 million, or 11.6% of the total operating revenue in our Africa & Asia segment, in 2012. The increase in 2013 compared to 2012 was due to increasing demand for data services as a result of an increase in smartphone penetration offset by devaluation of local currencies.

During 2013, we generated US$98 million of our revenue from other services, or 5.7% of the total operating revenue in our Africa & Asia segment, compared to US$56 million, or 3.0% of total operating revenue in the Africa & Asia segment, in 2012. This revenue is primarily generated by fixed line services such as leasing lines, DSL and wireless internet in Pakistan.

Our total operating revenue in our Africa & Asia segment also includes revenue from sales of equipment and accessories and other revenue. During 2013, revenue from sales of equipment and accessories and other revenue was US$65 million, whereas in 2012 revenue from sales of equipment and accessories and other revenue was US$40 million.

Our Africa & Asia adjusted EBITDA decreased by 10.7% to US$617 million during 2013 from US$691 million during 2012, primarily due to decrease in service revenue. Adjusted EBITDA margin in 2013 in our Africa & Asia segment was 36.1%, which is 0.7 percentage points lower than the adjusted EBITDA margin in 2012.

As of December 31, 2013, we had approximately 69.4 million customers in our Africa & Asia segment (including Zimbabwe (accounted at cost) in the amount of 2.6 million customers), in comparison with 64.9 million customers (including Zimbabwe (accounted at cost) in the amount of 2.6 million customers) in 2012. The 6.9% increase is due to continued customer acquisition in Bangladesh and Pakistan as a result of further market penetration and expansion of our mobile network coverage despite disconnection of VOIP customers in Bangladesh.

We did not have a significant amount of broadband customers in Africa & Asia as of December 31, 2013.

Pakistan

In 2013, our mobile ARPU in Pakistan decreased by 10.8% to US$2.3 from US$2.6 in 2012 mainly due to negative currency translation impact, adverse regulatory changes imposing additional taxes on customers and negative macroeconomic conditions. In functional currency terms, ARPU decreased in 2013 by 4.5% compared to 2012.

In 2013, our mobile MOU in Pakistan increased by 5.6% to 226 from 214 in 2012 mainly due to active promotion of on-net oriented offers.

In 2013, our mobile churn rate in Pakistan decreased to 23.0% compared to 25.2% in 2012 due to an increased focus on customer experience management and continuous reactivation offers supported by relatively lower sales in the beginning of the year due to regulatory restrictions.

Bangladesh

In 2013, our mobile ARPU in Bangladesh decreased by 16.2% to US$1.5 from US$1.8 in 2012 mainly due to self-regulated disconnection of suspected high paid customers pursuant to regulator directives and lower usage as a result of political instability throughout 2013 further impacted by lower price per minute of use.

In 2013, our mobile MOU in Bangladesh decreased by 14.7% to 184 from 216 in 2012 mainly due to disconnection of suspected high usage customers pursuant to regulator directives and lower usage as a result of political instability throughout 2013.

In 2013, our mobile churn rate in Bangladesh decreased to 22.3% compared to 25.2% in 2012 mainly due to our efforts in customer retention and high disconnections of suspected VoIP users in 2012.

Ukraine

Results of operations in US$

	Year ended December 31,
	2014	2013	2012
	(In millions of US dollars)
Service revenue	1,059	1,587	1,645
Sale of equipment and accessories	1	22	29
Other revenue	1	1	2

Total operating revenue	1,062	1,610	1,676

Operating expenses
Service costs	180	287	293
Cost of equipment and accessories	4	27	33
Selling, general and administrative expenses	394	516	491

Adjusted EBITDA	484	781	859

Results of operations in UAH

	Year ended December 31,
	2014	2013	2012
	(In millions of UAH)
Service revenue	12,206	12,681	13,147
Sale of equipment and accessories	7	178	235
Other revenue	18	12	13

Total operating revenue	12,231	12,871	13,395

Operating expenses
Service costs	2,075	2,295	2,341
Cost of equipment and accessories	41	214	267
Selling, general and administrative expenses	4,589	4,123	3,975

Adjusted EBITDA	5,526	6,239	6,811

Certain Performance Indicators

	Year ended December 31,
	2014	2013	2012
Mobile*
Customers (end of the period in millions)	26.2	25.8	25.1
ARPU in USD	3.1	4.7	5.2
ARPU in UAH	35.6	37.5	41.3
MOU	508	501	513
Annual churn as a percentage	24.9	35.3	29.8
Fixed-line
Broadband customers (end of the period in millions)	0.8	0.8	0.6

*	The customer numbers for 2012 have been adjusted to align with the group definition. MOU, ARPU and Annual Churn have been adjusted accordingly.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Ukraine total operating revenue decreased by 34.1% to US$1,062 million during 2014 from US$1,610 million during 2013, due to economic downturn weighed down by discontinued operations in Crimea,

conflict in Eastern Ukraine and heavy currency devaluation and ARPU erosion with customers optimizing their spend due to the economic crisis. In functional currency terms, our Ukraine total operating revenue in 2014 was 5% lower compared to 2013.

During 2014, our revenue from mobile services in our Ukraine segment decreased by 34.0% to US$972 million from US$1,472 million during 2013, primarily due to the Ukrainian hryvnia devaluation, Crimea customers inactivation and the disrupted tourist season.

During 2014, we generated US$539 million of our service revenue from airtime charges from mobile postpaid and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile services operators for providing roaming services to their customers, or 55.5% of the total mobile operating revenue in our Ukraine segment, compared to US$869 million, or 59.0% of the total mobile operating revenue in 2013. The 37.9% decrease was primarily due to currency devaluation, growth of second SIM penetration with low ARPU and decrease of roaming as result of inflation, and the harsh economic situation.

During 2014, we generated US$211 million of our service revenue from value added services including data revenue, or 21.7% of the total mobile operating revenue in our Ukraine segment, compared to US$316 million, or 21.4% of the total mobile operating revenue, in 2013. The 33.3% decrease in our service revenue was primarily due to currency devaluation.

During 2014, we generated US$218 million of our service revenue from interconnect, or 22.4% of the total mobile operating revenue in our Ukraine segment, compared to US$261 million, or 17.7% of the total mobile operating revenue, in 2013. The 16% decrease was primarily due to the impact of the Ukrainian hryvnia devaluation as well as traffic decline from national and international operators.

During 2014, we generated US$2 million of other service revenue, or 0.2% of the total mobile operating revenue in our Ukraine segment, compared to US$3 million generated in 2013, or 0.2% of the total mobile operating revenue, in 2013.

Our Ukraine total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. During 2014, revenue from sales of equipment and accessories and other revenue decreased to US$2 million, or 0.2% of the total mobile operating revenue in our Ukraine segment, from US$24 million, or 1.6% of the total mobile operating revenue in our Ukraine segment, in 2013. The decrease was due to a reduction in low margin handset sales in 2014.

Our revenue from fixed-line services in Ukraine decreased by 35.2% to US$89 million in 2014 from US$138 million in 2013, primarily due to the impact of the Ukrainian hryvnia devaluation. Our revenue from fixed-line services in 2014 consisted of US$34 million generated from business operations, US$16 million generated from wholesale operations and US$39 million generated from residential and FTTB operations. Revenue from business operations decreased by 31.7% from US$50 million, revenue from residential and FTTB operations decreased by 24.1% from US$52 million in 2013, and revenue from wholesale operations decreased by 55.9% from US$36 million in 2013. Wholesale revenue decreased primarily due to planned reduction in low margin transit activity and the impact of the currency devaluation. Revenue from residential and FTTB decreased due to the Ukrainian hryvnia devaluation.

Our Ukraine adjusted EBITDA decreased by 38.0% to US$484 million during 2014 from US$781 million during 2013, In functional currency terms, adjusted EBITDA margin in our Ukraine segment in 2014 was 45.2%, which is 3.3percentage points lower than in 2013 primarily due to lower mobile service revenue, network and IT and other general and administrative cost due to double increase in frequency fee, currency devaluation and inflation, partially compensated by decreased service costs and sales and marketing costs.

As of December 31, 2014, we had approximately 26.2 million mobile customers in Ukraine, in comparison with approximately 25.8 million mobile customers as of December 31, 2013. The increase of our customer base by 1.8% was mainly due to attractive retail offers and churn reduction campaigns in late 2014 and extra gross adds in the East partially offset by disconnections of customers in Crimea due to the shut down of the network.

In 2014, our mobile ARPU in Ukraine decreased by 34.3% to US$3.1 from US$4.7 in 2013 primarily due to a continued shift in customer base whereby the proportion of high-value and mid-value customers decreased from 2013, as well as an accelerated multi SIM adoption in the East.

In 2014, our mobile MOU in Ukraine increased by 1.4% to 508 from 501 in 2013, mainly due to higher usage within bundle offers.

Our mobile churn rate in Ukraine in 2014 decreased to 24.9% compared to 35.3% in 2013 as a result of successful Customer Relationship Management (“CRM”) program implementation that offset the negative effect of extra churn of inactive customers in Crimea.

As of December 31, 2014, we had approximately 0.8 million fixed-line broadband customers in Ukraine, compared to approximately 0.8 million as of December 31, 2013. The increase of 6.8% was due to our sales efforts towards promotion of broadband Internet.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Our Ukraine total operating revenue decreased by 3.9% to US$1,610 million during 2013 from US$1,676 million during 2012, due to a decline in mobile revenue.

During 2013, our revenue from mobile services in our Ukraine segment decreased by 5.1% to US$1,472 million from US$1,551 million during 2012, primarily due to a decrease in both revenue from sales of equipment and voice revenue mobile.

During 2013, we generated US$869 million of our service revenue from airtime charges from mobile postpaid and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile services operators for providing roaming services to their customers, or 59.0% of the total mobile operating revenue in our Ukraine segment, compared to US$940 million, or 60.6% of the total mobile operating revenue, in 2012. The 7.5% decrease was primarily due to the high level of reconnections of high value existing customers to retail offers in early 2013.

During 2013, we generated US$316 million of our service revenue from value added services including data revenue, or 21.4% of the total mobile operating revenue in our Ukraine segment, compared to US$285 million, or 18.4% of the total mobile operating revenue, in 2012. The 10.7% increase in our value added service revenue was primarily due to an increase in the number of mobile customers and overall growth in the use of Internet and messaging services.

During 2013, we generated US$261 million of our service revenue from interconnect, or 17.7% of the total mobile operating revenue in our Ukraine segment, compared to US$293 million, or 18.9% of the total mobile operating revenue, in 2012. The 11% decrease was primarily due to traffic decline from other national and international operators.

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

Our revenue from fixed-line services in Ukraine increased by 10.7% to US$138 million in 2013 from US$125 million in 2012, primarily due to an increase in the residential and FTTB revenue. Our revenue from fixed-line services in 2013 consisted of US$50 million generated from business operations, US$36 million generated from wholesale operations and US$52 million generated from residential and FTTB operations. Revenue from business operations increased by 4.5% from US$48 million, revenue from residential and FTTB operations increased by 46.9% from US$35 million in 2012, while revenue from wholesale operations decreased by 12.9% from US$41 million in 2012. Wholesale revenue decreased primarily due to a lower volume of international traffic. Revenue from business operations increased due to an increase in the number of customers with high ARPU. Revenue from residential and FTTB increased due to growth in the FTTB customer base.

Our Ukraine adjusted EBITDA decreased by 9.2% to US$781 million during 2013 from US$859 million during 2012. In functional currency terms, adjusted EBITDA margin in our Ukraine segment in 2013 was 48.5%, which is 2.8 percentage points lower than in 2012 primarily due to lower mobile service revenue, partially compensated by decreased selling, general and administrative costs.

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

CIS

Results of operations in US$

	Year ended December 31,
	2014	2013	2012
	(In millions of US dollars)
Service revenue	1,865	1,935	1,736
Sale of equipment and accessories	7	9	18
Other revenue	1	2	1

Total operating revenue	1,873	1,946	1,755

Operating expenses
Service costs	355	432	400
Cost of equipment and accessories	12	17	29
Selling, general and administrative expenses	596	640	513

Adjusted EBITDA	912	856	813

Segmentation of Total Operating Revenue

	Year ended December 31,
	2014	2013	2012
	(In millions of US dollars)
Kazakhstan	755	839	829

Uzbekistan	718	673	464

Kyrgyzstan	178	192	161

Armenia	138	145	158

Tajikistan	142	148	108

Georgia	79	88	78

Other and eliminations(1)	(137)	(139)	(43)

Total	1,873	1,946	1,755

(1)	Other and eliminations include CIS HQ related costs and eliminations within the segment.

Segmentation of Adjusted EBITDA

	Year ended December 31,
	2014	2013	2012
	(In millions of US dollars)
Kazakhstan	349	390	394

Uzbekistan	461	347	253

Kyrgyzstan	90	97	91

Armenia	46	57	63

Tajikistan	62	74	52

Georgia	20	27	21

Other and eliminations(1)	(116)	(136)	(61)

Total	912	856	813

(1)	Other and eliminations include CIS HQ related costs and eliminations within the segment.

For a presentation of certain performance indicators for each of our countries of operation, see “Item 3. Key Information—A. Selected Financial Data—Selected Operating Data.”

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our CIS total operating revenue decreased by 3.7% to US$1,873 during 2014 from US$1,946 million during 2013. Our CIS total operating revenue consists of revenue from providing mobile services as well as fixed-line services.

In our CIS segment, revenue from mobile services decreased by 4.8% to US$1,700 million during 2014 from US$1,785 million during 2013, due to depreciation of the functional currencies in our operations, while in local currencies our CIS segment continued to deliver solid performance, supported by strong results in Kazakhstan and Uzbekistan.

During 2014, we generated US$1,067 million of our service revenue from airtime charges in the CIS segment from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers, or 62.7% of the total mobile operating revenue in our CIS segment, compared to US$1,148 million, or 64.3% of the total mobile operating revenue, in 2013. The 7.0% decrease during 2014 compared to 2013 was mainly due to currency devaluation in Kazakhstan, Armenia and Kyrgyzstan.

During 2014, we generated US$224 million of our mobile service revenue from interconnect fees in our CIS segment, or 13.2% of the total mobile operating revenue in our CIS segment, compared to US$269 million, or 15.1% of the total mobile operating revenue in our CIS segment, in 2013. The 16.3% decrease in 2014 compared to 2013 was due to currency devaluation in Kazakhstan, Armenia and Kyrgyzstan, as well as an MTR rate decrease of 15% in Kazakhstan.

During 2014, we generated US$409 million of our mobile service revenue in our CIS segment from value added services, including data revenue, or 24.0% of the total mobile operating revenue in our CIS segment, compared to US$356 million, or 20.0% of the total mobile operating revenue in the CIS segment, in 2013. The 14.6% increase in 2014 compared to 2013 was primarily due to significant increase of data revenue in all CIS markets through usage stimulation and data quality perception improvement that is in line with our group’s mobile data growth strategy.

Our CIS total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. During 2014, revenue from sales of equipment and accessories and other revenue in our CIS segment decreased to US$8 million from US$11 during 2013 following the companies’ value agenda to focus on data revenue development.

Our CIS total operating revenue from fixed-line services increased by 2.3% to US$167 million in 2014 from US$163 million in 2013. The increase was primarily due to an increase in revenue from wholesale operations in Kazakhstan. In 2014, US$38 million of CIS fixed-line revenue was generated from our business operations, US$52 million from wholesale operations and US$77 million from residential and FTTB operations. Revenue from business operations, residential and FTTB operations wholesale operations decreased by 5.5% and 13.0% in comparison with 2013, respectively, while revenue from wholesale operations increased by 50.0% in comparison with 2013. Revenue from business operations decreased primarily due to a decrease in Armenia. Wholesale operations revenue increased primarily due to an increase wholesale operations revenue in Kazakhstan and Armenia. Residential and FTTB revenue decreased primarily due to a decrease in Kazakhstan and Armenia.

Our CIS adjusted EBITDA increased by 6% to US$912 million during 2014 from US$856 million during 2013. Our CIS adjusted EBITDA margin was 48.7% in 2014, which was 4.7 percentage points higher than in 2013 primarily due to cost reduction measures as part of our ongoing operational excellence program.

As of December 31, 2014, we had approximately 26.5 million mobile customers in our CIS segment, representing an increase of 4.3% from approximately 25.4 million mobile customers as of December 31, 2013. The increase in our customer base in the CIS was a result of stable mobile customers base growth in all CIS markets.

As of December 31, 2014, we had approximately 14.1 million broadband customers in the CIS, consisting of approximately 13.8 million mobile broadband and 0.4 million fixed-line broadband customers, compared to approximately 13.3 million mobile broadband customers and approximately 0.4 million fixed-line broadband customers as of December 31, 2013. The increase was mainly due to an increase of mobile data users in line with our strategy in Kazakhstan and Uzbekistan markets as a result of active promotion of bundles and data usage offers, and an increase of fixed-line broadband users in Kazakhstan as a result of our sales efforts in this market.

Kazakhstan

In 2014, our mobile ARPU in Kazakhstan decreased by 6.3% to US$5.8 from US$7.1 in 2013, primarily due to depreciation of the Kazakhstan tenge against the U.S. dollar. In functional currency term, mobile ARPU decreased by 3% due to a decline in voice revenue that was not fully compensated by Internet usage revenue following the implementation of bundled tariff plans.

In 2014, our mobile MOU in Kazakhstan increased by 6.6% to 309 from 290 in 2013, primarily due to promotion of bundled offers.

In 2014, our mobile churn rate in Kazakhstan increased to 50.5% compared to 48.6% in 2013 due to increased competition.

Uzbekistan

In 2014, our mobile ARPU in Uzbekistan increased by 6.2% to US$5.6 from US$5.3 in 2013, primarily due to traffic monetization activities and favorable market conditions.

In 2014, our mobile MOU in Uzbekistan increased by 10.9% to 523 from 471 in 2013 primarily due to promotion of bundle offers.

In 2014, our mobile churn rate in Uzbekistan decreased to 48.1% compared to 53.5% in 2013 due to price increasing activities of our main competitor Ucell during first half of the year and on-net promotion actions of Beeline.

Kyrgyzstan

In 2014, our mobile ARPU in Kyrgyzstan decreased by 15.7% to US$5.5 from US$6.6 in 2013, primarily as a result of devaluation of local currency against the U.S.dollar. In functional currency terms, mobile ARPU in Kyrgyzstan slightly increased by 0.2% in 2014 compared to 2013 due to APPM erosion as a result of the promotion of bundles.

In 2014, our mobile MOU in Kyrgyzstan increased by 10.4% to 293 from 265 in 2013 primarily due to the promotion of bundle offers focused on increasing on-net MOU.

In 2014, our mobile churn rate in Kyrgyzstan slightly increased to 65.7% compared to 65.6% in 2013 and remained high due to the high number of labor migrants.

Armenia

In 2014, our mobile ARPU in Armenia decreased by 6.7% to US$6.6 from US$7.1 in 2013 primarily as a result of devaluation of the Armenian dram against the U.S. dollar. In functional currency terms, mobile ARPU in Armenia decreased by 4.2% in 2014 compared to 2013 due to aggressive customers acquisition and on-net price abatement.

In 2014, our mobile MOU in Armenia increased by 10.2% to 374 from 339 in 2013, primarily due to the promotion of on-net bundles and unlimited offers.

In 2014, our mobile churn rate in Armenia decreased to 43.9% compared to 62.6% in 2013 due to our focus on high-quality customers.

Tajikistan

In 2014, our mobile ARPU in Tajikistan increased by 7.4% to US$9.23 from US$10.0 in 2013, primarily due to price erosion caused by a highly competitive market with decreasing prices and a declining level of international interconnect revenue in the last quarter of 2014.

In 2014, our mobile MOU in Tajikistan increased by 5.9% to 286 from 270 in 2013 primarily supported by an increased level of local on-net traffic due to continuing promotion of price plans in the first three quarters of 2014 and an increased level of local off-net traffic due to the promotion of an off-net price plan launched in August of 2014.

In 2014, our mobile churn rate in Tajikistan decreased to 77.1% compared to 77.9% in 2013 due to the lower number of labor migrants in 2014 compared to 2013.

Georgia

In 2014, our mobile ARPU in Georgia decreased by 22.4% to US$4.9 from US$6.3 in 2013 primarily as a result of devaluation of the local currency against the U.S. dollar. In functional currency terms, mobile ARPU in Georgia decreased by 12.7% in 2014 compared to 2013 due to an adverse market trend of reducing prices as well as the technological gap (absence of 3G technology).

In 2014, our mobile MOU in Georgia decreased by 6.5% to 228 from 244 in 2013 primarily due to the high quantity of low-usage customers seeking low cost services in accordance with the company’s positioning and voice traffic partly migrated to OTT services.

In 2014, our mobile churn rate in Georgia decreased to 69.7% compared to 74.0% in 2013 due to the acquisition and the retention of high quality customers in a competitive market environment.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Our CIS total operating revenue increased by 11.0% to US$1,946 during 2013 from US$1,755 million during 2012. Our CIS total operating revenue consists of revenue from providing mobile services as well as fixed-line services.

In our CIS segment, revenue from mobile services increased by 10.6% to US$1,773 million during 2013 from US$1,603 million during 2012.

During 2013, we generated US$1,148 million of our service revenue from airtime charges in the CIS segment from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers, or 64.3% of the total mobile operating revenue in our CIS segment, compared to US$1,045 million, or 65.2% of the total mobile operating revenue, in 2012. The 9.9% increase during 2013 compared to 2012 was mainly due to customers base growth in the Kazakhstan and Uzbekistan markets.

During 2013, we generated US$269 million of our mobile service revenue from interconnect fees in our CIS segment, or 15.1% of the total mobile operating revenue in our CIS segment, compared to US$280 million, or 17.5% of the total mobile operating revenue in our CIS segment, in 2012. The 3.4% decrease in 2013 compared to 2012 was primarily due to MTR cuts of 15% in Kazakhstan, which were effective beginning in 2013.

During 2013, we generated US$356 million of our mobile service revenue in our CIS segment from value added services, including data revenue, or 20.0% of the total mobile operating revenue in our CIS segment, compared to US$260 million, or 16.2% of the total mobile operating revenue in the CIS segment, in 2012. The 37.1% increase in 2013 compared to 2012 was primarily due to significant increase of data revenue in all CIS markets through usage stimulation and data quality perception improvement that is in line with our group’s mobile data growth strategy.

Our CIS total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. During 2013, revenue from sales of equipment and accessories and other revenue in our CIS segment decreased to US$11 million from US$18 million during 2012 following the companies’ value agenda to focus on data revenue development.

Our CIS total operating revenue from fixed-line services increased by 7.3% to US$163 million in 2013 from US$152 million in 2012. The increase was primarily due to an increase in residential and FTTB revenue in Kazakhstan. In 2013, US$40 million of CIS fixed-line revenue was generated from our business operations, US$35 million from wholesale operations and US$88 million from residential and FTTB operations. Revenue from business operations and wholesale operations decreased by 2.4% and 8.1% in comparison with 2012, respectively, while revenue from residential and FTTB operations increased by 20.8% in comparison with 2012. Revenue from business operations revenue decreased primarily due to a decrease in Armenia that was partly offset by an increase in Kazakhstan. Revenue from wholesale operations decreased primarily due to a decrease in traffic termination revenue in Tajikistan as a result of decreased traffic volume with Russia. Residential and FTTB revenue increased primarily as a result of FTTB development in Kazakhstan.

Our CIS adjusted EBITDA increased by 5.3% to US$856 million during 2013 from US$813 million during 2012. Our CIS adjusted EBITDA margin was 44.0% in 2013, which is 2.3 percentage points lower than in 2012 primarily due to write off of fixed assets to operating expenses in Uzbekistan, partially offset by cost reduction measures as part of our ongoing operational excellence program.

As of December 31, 2013, we had approximately 25.4 million mobile customers in our CIS segment, representing an increase of 5.2% from approximately 24.2 million mobile customers as of December 31, 2012. The increase in our customer base in the CIS was a result of stable mobile customers base growth in all CIS markets except for Armenia where the customer base decreased due to growing competition in the market.

As of December 31, 2013, we had approximately 13.7 million broadband customers in the CIS, consisting of approximately 13.3 million mobile broadband and 0.4 million fixed-line broadband customers, compared to approximately 12.0 million mobile broadband customers and approximately 0.3 million fixed-line broadband customers as of December 31, 2012. The increase was mainly due to an increase of mobile data users in line with our strategy in Kazakhstan and Uzbekistan markets as a result of active promotion of bundles and data usage offers and an increase of fixed-line broadband users in Kazakhstan as a result of our sales efforts in this market.

Kazakhstan

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

Uzbekistan

In 2013, our mobile ARPU in Uzbekistan increased by 14.5% to US$5.3 from US$4.6 in 2012, primarily due to our efforts in promoting offers with higher price per minute that became possible in the two-player market conditions as a result of the network closure of a competitor by the Uzbekistan authorities in 2012.

In 2013, our mobile MOU in Uzbekistan slightly decreased by 0.5% to 471 from 474 in 2012 primarily due to continued transition of customers to data services.

In 2013, our mobile churn rate in Uzbekistan decreased to 53.5% compared to 55.1% in 2012 as a result of our efforts directed towards retaining and attracting more loyal customers.

Kyrgyzstan

In 2013, our mobile ARPU in Kyrgyzstan increased by 18.7% to US$6.6 from US$5.5 in 2012, primarily due to an increased level of international interconnect revenue as a result of incoming traffic, mobile termination rates growth and our efforts in promoting mobile data services.

In 2013, our mobile MOU in Kyrgyzstan decreased by 2.3% to 265 from 272 in 2012 primarily due to the continuous increase in our prices following the market trend.

In 2013, our mobile churn rate in Kyrgyzstan marginally decreased to 65.6% compared to 66.1% in 2012 due to churn prevention measures such as loyalty programs.

Armenia

In 2013, our mobile ARPU in Armenia increased by 4.1% to US$7.1 from US$6.8 in 2012, primarily as a result of the appreciation of the Armenian dram against the U.S. dollar. In functional currency terms, mobile ARPU in Armenia increased by 1.5% in 2013 compared to 2012 which reflected our efforts in promoting the right mix of on-net and off-net oriented price plans and data stimulating offers.

In 2013, our mobile MOU in Armenia increased by 26.1% to 339 from 269 in 2012, primarily due to the promotion of on-net and off-net oriented price plans with higher usage.

In 2013, our mobile churn rate in Armenia decreased to 62.6% compared to 83.9% in 2012 due to improved sales efforts directed toward higher quality customers and targeted marketing campaigns.

Tajikistan

In 2013, our mobile ARPU in Tajikistan increased by 16.6% to US$10.0 from US$8.6 in 2012, primarily due to the increased level of international interconnect revenue and increase in mobile data revenue.

In 2013, our mobile MOU in Tajikistan increased by 12.2% to 270 from 241 in 2012 primarily due to the increased level of international incoming traffic from Russia, continuing promotion of bundled price plans and launching of on-net oriented offers in 2013.

In 2013, our mobile churn rate in Tajikistan increased to 77.9% compared to 72.7% in 2012 due to the increased competition and a higher proportion of lower-ARPU customers with a high churn rate.

Georgia

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

Liquidity and Capital Resources

Consolidated Cash Flow Summary

The following table shows our cash flows for the years ended December 31, 2014, 2013 and 2012 (in millions of U.S. dollars):

	Year ended December 31,
	2014	2013	2012
Consolidated Cash Flow
Net cash flows from operating activities	5,279	6,351	7,257
Net cash flows used in investing activities	(3,977)	(4,213)	(4,008)
Net cash flows from/(used in) financing activities	1,329	(2,575)	(587)

Net increase/(decrease) in cash and cash equivalents	2,631	(437)	2,662

Net foreign exchange difference	(743)	(58)	(38)

During the years ended December 31, 2014, 2013 and 2012, we generated positive cash flow from our operating activities and negative cash flow from investing activities. Cash flow used in financing activities was positive during 2014 and negative during 2013 and 2012. The positive cash flow from financing activities during 2014 was mostly due to an increase in cash flows from new loans and bonds issued during 2014, partially offset by repayments of our existing facilities and dividend payments to our shareholders and non-controlling interest. The negative cash flow used in financing activities during 2013 was mostly due to payments of dividends to equity holders partially financed by conversion of preferred shares into ordinary shares. The negative cash flow used in financing activities during 2012 was mostly due to repayments of our existing debt facilities, which exceeded new borrowings.

As of December 31, 2014, we had negative working capital of US$938 million, compared to negative working capital of US$2,815 million as of December 31, 2013. Working capital is defined as current assets less current liabilities. The change in our working capital as of December 31, 2014 compared to December 31, 2013 was mainly due to an increase in cash and cash equivalents to finance repayment of borrowings, decrease in trade payables and provisions due to currency translation and our efforts to manage trade receivables in 2014. Our working capital is monitored on a regular basis by management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Current financial liability payments are split during the twelve-month period following December 31, 2014, and the majority of our current financial liabilities will become due fairly evenly during the year 2015. Our management expects to make these payments as they become due. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our present requirements.

Operating Activities

During 2014, net cash flows from operating activities were US$5,279 million, a 16.9% decrease over the US$6,351 million of net cash flows from operating activities during 2013. The decrease in net cash flows from operating activities was primarily due to lower cash generated by our operations impacted by local currencies devaluation partially offset lower income tax payments due to lower profits earned.

During 2013, net cash flows from operating activities were US$6,351 million, a 12.5% decrease over the US$7,257 million of net cash flows from operating activities during 2012. The decrease in net cash flows from operating activities was primarily due to lower adjusted EBITDA and negative trade working capital movements offset by movements in provisions as a result of a one-off charge for the Bank of Algeria claim.

Investing Activities

Our investing activities included payments related to the purchase of equipment, frequency permissions and licenses, capitalized customer acquisition costs, software and other assets as a part of the ongoing development of our mobile networks and fixed-line business. In 2014, our total payments for purchases of property and equipment, intangible assets, software and other assets were approximately US$4,489 million compared to US$3,955 million during 2013. The increase was primarily due to increase in capital expenditures. In addition, we received net proceeds of US$332 million from our deposits and other financial assets, US$110 million as the proceeds from sale of all of our debt and equity interest in Wind Canada, net cash of US$69 million from disposal of our subsidiaries, offset by US$23 million of cash outflows for loans granted during 2014. See also “Acquisitions and Dispositions” below.

During 2013, our total payments for purchases of property and equipment, intangible assets, software and other assets were approximately US$3,955 million compared to US$3,886 million in 2012. The increase was primarily due to an increase in capital expenditures. In addition, we invested cash on deposits of US$316 million partially offset by withdrawals during 2013, granted loans to our associates of US$118 million and received net proceeds from disposals of our subsidiaries of US$83 million.

Acquisitions and Dispositions

Our significant acquisitions and dispositions for the year ended December 31, 2014 are summarized below.

On September 16, 2014, we and GTH entered into and closed a sale and purchase agreement to sell all of our debt and equity interest in Wind Canada to a consortium of investors for CAD 135 million with the proceeds going to VimpelCom in repayment of part of the debt owed to VimpelCom.

On October 17, 2014, we signed and closed a sale and purchase agreement to dispose of GTH’s entire interest in Telecel Globe Limited, which held our operations in Central African Republic and Burundi for US$65 million subject to certain post-closing adjustments.

Financing Activities

During 2014, we repaid approximately US$15,322 million of indebtedness and raised approximately US$16,738 million. As of December 31, 2014, the principal amounts of our external indebtedness for bank loans, bonds, equipment financing, and loans from others amounted to approximately US$26.4 billion, compared to US$27.5 billion as of December 31, 2013. The decrease of the principal amounts of our external indebtedness is mainly the result of currency exchange effects.

During 2013, we repaid approximately US$5,487 million of indebtedness and raised approximately US$5,587 million.

The following table provides a summary of our outstanding indebtedness with an outstanding principal balance exceeding US$30.0 million as of December 31, 2014. Many of the agreements relating to this indebtedness contain various covenants, including change of control restrictions and financial covenants. In addition, certain of these agreements subject our subsidiaries to restrictions on their ability to pay dividends or repay debts to us. WIND Italy Group indebtedness is paid from cash flow generated by WIND Italy businesses, and VimpelCom Ltd. and other members of the VimpelCom Group have no obligations to make any payments on any WIND Italy Group indebtedness. For additional information on this indebtedness, please refer to the notes to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For information relating to our financing activities and outstanding indebtedness subsequent to December 31, 2014, see “—Recent Financing Activities” below. For a description of some of the risks associated with certain of our indebtedness, please refer to the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial leverage and debt service obligations could materially decrease our cash flow and prevent us from raising additional capital,” and “—We may not be able to raise additional capital.”

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom Holdings B.V.	Notes	6.2546%	US$500.0	March 1, 2017	OJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	7.5043%	US$1,500.0	March 1, 2022	OJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	9.00%	US$213.3 (RUB 12,000.0)	February 13, 2018	OJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	5.20%	US$600.0	February 13, 2019	OJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	5.95%	US$1,000.0	February 13, 2023	OJSC VimpelCom	None

VimpelCom Amsterdam B.V.	Loan from China Development Bank Corp.	6 month LIBOR plus 3.30%	US$498.3	December 21, 2020	OJSC VimpelCom	None

VimpelCom Amsterdam B.V.	Loan from HSBC Bank plc	1.72%	US$254.1	July 31, 2022	EKN, OJSC VimpelCom	None

VimpelCom Amsterdam B.V.	Revolving Credit Facility	6 month LIBOR plus 2.95%	US$500.0(1)	April 7, 2017	None	None

VimpelCom Amsterdam B.V.	Loan from OAO “Alfa-Bank”	1 month LIBOR plus 3.25%	US$500.0	April 17, 2017	None	None

VimpelCom Amsterdam B.V.	Loan from OAO “Alfa-Bank”	1 month LIBOR plus 3.25%	US$500.0	May 3, 2017	None	None

OJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	US$600.0	May 23, 2016	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland Limited (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$1,000.0	April 30, 2018	None	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	6.493%	US$500.0	February 2, 2016	None	None

OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.748%	US$1,000.0	February 2, 2021	None	None

OJSC VimpelCom	RUB denominated bonds	8.85%	US$444.4 (RUB 25,000.0)	March 8, 2022(2)	None	None

OJSC VimpelCom	RUB denominated bonds	8.85%	US$177.8 (RUB 10,000.0)	March 14, 2022(3)	None	None

OJSC VimpelCom	Loan from VC-Invest (funded by the RUB denominated bonds by VC-Invest)	8.3%	US$355.5 (RUB 20,000.0)	October 13, 2015	OJSC VimpelCom	None

OJSC VimpelCom	Loan from Sberbank	9.00%(4)	US$1,093.2 (RUB 61,500.0)	April 11, 2018	None	None

OJSC VimpelCom	Loan from Sberbank	8.75%(4)	US$45.5 (RUB 2,559.9)	December 16, 2015	None	None

OJSC VimpelCom	Loan from Sberbank	10.75%(4)	US$444.4 (RUB 25,000.0)	May 29, 2017	None	None

OJSC VimpelCom	Loans from HSBC Bank plc	3 month MosPRIME plus 1.05%	US$44.0 (RUB 2,474.7)	November 30, 2017	EKN	None

OJSC VimpelCom	Loans from Unicredit Bank AG	AB SEK Rate plus 0.75%	US$30.6	June 15, 2016	EKN	None

OJSC VimpelCom	Loan from HSBC Bank plc, Nordea Bank AB (publ)	3 month MosPRIME plus 1.00%	US$72.9 (RUB 4,100.8)	April 30, 2019	EKN	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
WIND Telecomunicazioni S.p.A.	Senior facilities				All tranches:	All tranches:
	Deutsche Bank A.G., Credit Suisse A.G., Banca IMI S.p.A, BNP Paribas, the Royal Bank of Scotland, Citigroup, Crédit Agricole Corporate and Investment Bank, Goldman Sachs International, J.P. Morgan plc, Morgan Stanley Bank International Limited, Natixis, S.A. and UniCredit S.p.A. With Banca Nazionale del Lavora S.p.A., Gruppo BNP Paribas, Crédit Agricole Corporate and Investment Bank, Milan Branch, and The Royal Bank of Scotland plc, Milan Branch, as Original Lenders	EURIBOR + 4.25%(5) EURIBOR + 4.50% EURIBOR + 4.75%	US$210.7 (€174.2) US$1,347.6 (€1,113.9) US$597.2 (€493.6)	November 26, 2018 November 26, 2019 November 26, 2019	WIND Telecomunicazioni S.p.A.	Shares in WIND Telecomunicazioni S.p.A.

WIND Telecomunicazioni S.p.A.	Debt vs Italian Government (4G/LTE)	Rendistato+1.0%	US$196.0 (€162.0)	October 3, 2016	None	Bank guarantees

WIND Telecomunicazioni S.p.A.	Annuity loans several lender unwound swaps	3.39%-5.53%	US$44.9 (€37.1)	September 26, 2016	None	None

WIND Telecomunicazioni S.p.A.	Revolving Credit Facility	EURIBOR + 4.25%	US$121.0 (€100.0)	November 26, 2018	Wind Telecomunicazioni S.p.A.	Shares in Wind Telecomunicazioni S.p.A.

WIND Telecomunicazioni S.p.A.	Terna Debt	10.05%	US$159.2 (€131.6)	December 31, 2035	None	None

WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 5.25%	US$181.5 (€150.0)	April 30, 2019	Wind Telecomunicazioni S.p.A.	Shares in WIND Telecomunicazioni S.p.A. and Wind Acquisition Finance S.A.

WIND Acquisition Finance S.A.	Senior Secured Notes	6.50%	US$550.0	April 30, 2020	Wind Telecomunicazioni S.p.A.	Shares in WIND Telecomunicazioni S.p.A. and Wind Acquisition Finance S.A.

WIND Acquisition Finance S.A.	Senior Notes	7.00%	US$2,117.1 (€1,750.0)	April 23, 2021	Wind Telecomunicazioni S.p.A.	Shares in WIND Telecomunicazioni S.p.A. (2nd priority)

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
WIND Acquisition Finance S.A.	Senior Notes	7.375%	US$2,800.0	April 23, 2021	Wind Telecomunicazioni S.p.A.	Shares in WIND Telecomunicazioni S.p.A. (2nd priority)

WIND Acquisition Finance S.A.	Senior Secured Notes	4.00%	US$2,540.5 (€2,100.0)	July 15, 2020	Wind Telecomunicazioni S.p.A.	Shares in WIND Telecomunicazioni S.p.A. and Wind Acquisition Finance S.A.

WIND Acquisition Finance S.A.	Senior Secured Notes	4.75%	US$1,900.0	July 15, 2020	Wind Telecomunicazioni S.p.A.	Shares in WIND Telecomunicazioni S.p.A. and Wind Acquisition Finance S.A.

WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 4.00%	US$695.6 (€575.0)	July 15, 2020	Wind Telecomunicazioni S.p.A.	Shares in WIND Telecomunicazioni S.p.A. and Wind Acquisition Finance S.A.

Pakistan Mobile Communications Limited (“PMCL”)	Syndicated loan via MCB Bank Limited (Secured)	6 month KIBOR plus 1.25%	US$59.7 (PKR6,000.0)	November 28, 2017	None	Shares in PMCL

PMCL	Syndicated loan via MCB Bank Limited (Secured)	6 month KIBOR plus 1.25%	US$69.6 (PKR7,000.0)	May 16, 2019	None	Shares in PMCL

PMCL	Loan from Habib Bank Limited (Secured)	6 month KIBOR plus 1.15%	US$44.8 (PKR4,500.0)	May 16, 2019	None	Shares in PMCL

PMCL	Loan from United Bank Limited (Secured)	6 month KIBOR plus 1.10%	US$39.8 (PKR4,000.0)	May 16, 2021	None	Shares in PMCL

Banglalink Digital Communications Ltd. (“Banglalink”)	Senior Notes	8.625%	US$300.0	May 6, 2019	None	None

Banglalink	Facility Eastern Bank Limited	9.00%-10.00%	US$32.1 (BDT2,500.0)	May 31, 2016	None	None

Banglalink	Facility Standard Chartered Bank	8.25%-8.50%	US$44.9 (BDT3,500.0)	April 29, 2016	None	None

OTA	Loan from Hermes	3 months LIBOR + 0.9%	US$46.6	November 14, 2014(6)	VimpelCom Amsterdam B.V.	Deposits VimpelCom Amsterdam B.V.

Other loans, equipment financing and capital lease obligations	–	–	US$469	–	–	–

(1)	This amount, plus accrued interest, was repaid on February 5, 2015.
(2)	These bonds are subject to an investor put option at March 17, 2015, which option was exercised for 99% of the outstanding principal amount that all investors have exercised.
(3)	These bonds are subject to an investor put option at March 23, 2015 of which the preliminary results are that all investors have exercised this option, subject to final confirmation on March 26, 2015.
(4)	On March 2, 2015, Sberbank notified OJSC VimpelCom of an increase in fixed interest rates (to between 14.50% and 16.25% with effect from June 1, 2015) in accordance with the terms of the credit facility agreements between OJSC VimpelCom and Sberbank. The actual amount of any increase in interest rates is subject to discussion between the parties.
(5)	Interest on the all tranches of the senior facility is based on EURIBOR for loans in Euros and LIBOR for loans in any other currency. Also interest rate margins may be reduced based on specified improvement in leverage ratios.
(6)	The lenders consented to a late repayment of this facility, which occurred on January 30, 2015.

WIND Italy owed to hedging banks approximately €296.0 million for deferred repayment of the fair value of the derivatives instruments (on termination and close out) which were hedging the WIND Italy obligations that were repaid through the two financings completed in November 2010 (as set out in the table above). The obligation is payable in semi-annual installments and matures in September 2016. The amount outstanding as of December 31, 2014, was approximately €37.1 million (approximately US$44.8 million as of December 31, 2014).

VimpelCom Amsterdam B.V. financing

On December 20, 2012, VimpelCom Amsterdam B.V. entered into a term loan facility in an amount up to US$500.0 million with China Development Bank Corporation as lender, bearing interest at a rate of 6-month LIBOR plus a margin of 3.30%, to finance equipment purchases by subsidiaries of VimpelCom Amsterdam B.V. from Huawei Technologies Company Limited and its affiliates. On May 31, 2013, September 25, 2013, January 28, 2014, March 26, 2014, June 20, 2014, September 22, 2014 and December 18, 2014, VimpelCom Amsterdam B.V. drew down US$41 million, US$62 million, US$104 million, US$71 million, US$65 million, US$57 million and US$99 million respectively under this facility. OJSC VimpelCom has guaranteed VimpelCom Amsterdam B.V.’s payment obligations under this facility.

On March 28, 2013, VimpelCom Amsterdam B.V. signed a facility agreement with HSBC Bank plc for an U.S. dollar denominated Swedish export credit facility supported by EKN, for a total principal amount of US$500 million, of which US$270 million was committed. The purpose of the facility is to finance equipment and services provided to the subsidiaries of VimpelCom Amsterdam B.V. by Ericsson on a reimbursement basis. The committed facility bears interest at a rate of 1.72%. On October 4, 2013, February 26, 2014 and October 9, 2014, VimpelCom Amsterdam B.V. drew down US$87 million, US$105 million and US$78 million respectively under this facility. OJSC VimpelCom has guaranteed VimpelCom Amsterdam B.V.’s payment obligations under this facility.

On each of April 2, 2014 and April 18, 2014, VimpelCom Amsterdam B.V. signed a credit facility agreement with OAO “Alfa-Bank”, each for a total principal amount of US$500 million (each an “Alfa-Bank Credit Facility”). Each Alfa-Bank Credit Facility has a three-year term, bears interest at a rate of LIBOR plus 3.25% per annum (subject to adjustments in accordance with the terms of the agreement) and is guaranteed by VimpelCom Holdings B.V. On April 3, 2014 and April 23, 2014, VimpelCom Amsterdam B.V. drew down US$500 million and US$500 million under the respective Alfa-Bank Credit Facilities.

On April 7, 2014, VimpelCom Amsterdam B.V. signed a revolving credit facility agreement with several international banks for a total principal amount of US$1,650 million, with an option to increase the principal amount of the facility by up to US$150 million within 6 months after the date of signing (the “2014 RCF”), which increase was executed on October 3, 2014. The 2014 RCF has a three year tenor, bears interest at a rate of LIBOR plus 2.95% per annum (subject to adjustments in accordance with the terms of the agreement) and is guaranteed by VimpelCom Holdings B.V. On April 23, 2014, VimpelCom Amsterdam B.V. drew down US$1,000 million under the 2014 RCF which was repaid on June 30, 2014, and on September 8, 2014, VimpelCom Amsterdam B.V. drew down US$500 million under this facility which was repaid on February 5, 2015.

On April 16, 2014, and with effect as from April 25, 2014, VimpelCom cancelled the existing US$225 million and €205 million (approximately US$283 million as of April 25, 2014) revolving credit facility that VimpelCom Amsterdam B.V., as borrower, had entered into with a syndicate of lenders in 2011.

OJSC VimpelCom financing

On April 30, 2014, OJSC VimpelCom signed a loan facility agreement with CISCO Systems Finance International. The loan is a Russian ruble-denominated equipment financing facility for a total amount of RUB 1,500 million (approximately US$42 million as of April 30, 2014). The purpose of the facility is to finance equipment purchased by OJSC VimpelCom from CISCO on a reimbursement basis. The facility bears interest at a rate of 8.85%. The facility was drawn on May 7, 2014 and July 9, 2014 in an amount of RUB 1,312 million (approximately US$37 million as of May 7, 2014) and RUB 188 million (approximately US$5 million as of July 9, 2014) respectively.

On May 30, 2014, OJSC VimpelCom entered into a credit facility agreement with OJSC Sberbank for the amount of RUB 25,000 million (approximately US$722 million as of May 30, 2014). The facility currently bears interest at a rate of 10.75% (subject to adjustments in accordance with the terms of the agreement). On September 29, 2014, October 13, 2014 and November 10, 2014, OJSC VimpelCom drew down RUB 2,500 million (approximately US$65 million as of September 29, 2014), RUB 10,000 million (approximately US$249 million as of October 13, 2014) and RUB 12,500 million (approximately US$261 million as of November 10, 2014), respectively. On March 2, 2015, Sberbank informed OJSC VimpelCom of an increase in the rate of interest for this facility with effect from June 1, 2015. For more information, see “—Recent Financing Activities—OJSC VimpelCom.”

On May 30, 2014, OJSC VimpelCom entered into a revolving credit facility with OJSC Sberbank for the amount of RUB 15,000 million (approximately US$433 million as of May 30, 2014). The facility currently bears interest at a rate of MosPrime plus 2.1% (subject to adjustments in accordance with the terms of the agreement). On July 2, 2014, OJSC VimpelCom drew down an amount of RUB 8,000 million (approximately US$234 million as of July 2, 2014) under this facility, which was repaid on September 29, 2014. The revolving credit facility with OJSC Sberbank that OJSC Vimpelcom had previously entered into on December 1, 2011 was terminated on June 23, 2014.

WAF Bonds

On April 23, 2014, Wind Acquisition Finance S.A., or “WAF,” issued €1,750 million (approximately US$2,418 million as of April 23, 2014) 7.00% Euro denominated Senior Notes due 2021 and US$2,800 million 7.375% U.S. dollar denominated Senior Notes due 2021 (together, the “2021 Notes”). The 2021 Notes are guaranteed by its parent Wind Telecomunicazioni S.p.A. The US$2,800 million U.S. dollar denominated tranche of the Senior Notes are hedged with cross currency interest rate swaps to EUR for an amount of €2,030 million (approximately US$2,805 million as of April 23, 2014). The maturity date of the 2021 Notes and the related cross currency interest rate swaps is April 23, 2021. Pursuant to the cross currency interest rate swaps, WAF receives a fixed USD rate of 7.375% and pays a fixed EUR rate equal to an average 6.4364% on €1,450 million (approximately US$2,004 million as of April 23, 2014) principal amount and a floating EUR rate equal to 6 months Euribor plus on average 5.0688% on €580 million (approximately US$801 million as of April 23, 2014) principal amount.

Pursuant to an Offer to Purchase by WAF of all amounts outstanding under its 11.75% Senior Notes due 2017 using a portion of the proceeds of its offering of 2021 Notes, of the €1,250 million (approximately US$1,727 million as of April 23, 2014) and US$2,000 million outstanding, notes for amounts of €1,084 million (approximately US$1,498 million as of April 23, 2014) and US$1,890 million were tendered and settled on April 23, 2014 and notes for amounts of €0.6 million (approximately US$1 million as of May 9, 2014) and US$3.2 million were tendered and settled on May 9, 2014. The remaining outstanding notes were called as per July 15, 2014. On April 23, 2014, funds have been placed in escrow accounts to fulfil those payments. The cross currency interest rate swaps related to the US$2,000 million 11.75% Senior Notes due 2017 have been restructured to become part of the aforementioned cross currency interest rate swaps related to the 2021 Notes.

Pursuant to an Offer to Purchase by Wind Acquisition Holdings Finance S.A. of all amounts outstanding under its 12.25% Senior Notes due 2017 using (indirectly) a portion of the proceeds of the offering of 2021 Notes by WAF, as well as a €500 million (approximately US$691 million as of April 17, 2014) indirect cash injection from VimpelCom, which was settled on April 17, 2014, of the €528 million (approximately US$730 million as of April 23, 2014) and US$1,015 million outstanding, notes for amounts of €468 million (approximately US$647 million as of April 23, 2014) and US$976 million were tendered and settled on April 23, 2014 and notes for amounts of €0.75 million (approximately US$1 million as of May 9, 2014) and US$0.015 million were tendered and settled on May 9, 2014. The remaining outstanding notes were called as per July 15, 2014. On April 23, 2014, funds have been placed in escrow accounts to fulfil those payments.

On July 10, 2014, WAF issued €2,100 million (approximately US$2,858 million as of July 10, 2014) 4.00% Euro denominated Senior Secured Notes due 2020, €575 million (approximately US$783 million as of July 10, 2014) 6 month Euribor + 4.00% Euro denominated Senior Secured Notes due 2020 and US$1,900 4.75% U.S. dollar denominated Senior Notes due 2020 (together, the “2020 Notes”). The 2020 Notes are guaranteed by Wind Telecomunicazioni S.p.A. The US$1,900 U.S. dollar denominated Senior Notes are hedged with cross currency interest rate swaps to EUR for an amount of €1,413 million (approximately US$1,923 million as of July 10, 2014). The maturity date of the 2020 Notes and the related cross currency interest rate swaps is 15 July 2020. Pursuant to these cross currency interest rate swaps, WAF receives a fixed USD rate of 4.75% and pays a fixed EUR rate equal to on average 4.3474% on €984 million (approximately US$1,339 million as of July 10, 2014) principal amount and a floating EUR rate equal to 6 months Euribor plus 4.00% on €429 million (approximately US$584 million as of July 10, 2014) principal amount.

WAF issued an Offer to Purchase all amounts outstanding under its €1,950 million (approximately US$2,654 million as of July 10, 2014) 7.375% Euro Senior Secured Notes due 2018 and under its US$1,700 million 7.25% U.S. dollar Senior Secured Notes due 2018 using a portion of the proceeds of its offering of 2020 Notes. Of the outstanding amounts of €1,950 million (approximately US$2,654 million as of July 10, 2014) and US$1,700 million, notes for amounts of €1,645 (approximately US$2,238 million as of July 10, 2014) million and US$1,449 were tendered and settled on July 10, 2014. The remaining outstanding notes were called and settled on July 25, 2014. On July 10, 2014, funds have been placed in escrow accounts to fulfil those payments. Further proceeds have been used to repay portions of the Senior Facility Agreement on July 10, 2014 for €573 million (approximately US$780 million as of July 10, 2014). The cross currency interest rate swaps related to the US$1,700 million 7.25% Senior Notes due 2018 have been restructured to become part of the aforementioned cross currency interest rate swaps related to the 2020 Notes.

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

Banglalink Notes

On May 6, 2014, our Bangladesh subsidiary Banglalink issued US$300 million 8.625% senior notes due 2019 (the “BDC Notes”). The BDC Notes were issued at a re-offer price of 99.008%, with a re-offer yield to maturity of 8.875% and a term of five years. Interest is payable semi-annually.

In May 2014, Banglalink repaid all amounts outstanding under its December 17, 2013 bridge facility from Standard Chartered Bank.

Also, in May and June 2014, Banglalink repaid 13.5% senior BDT notes and three other smaller facilities in an aggregate principal amount of US$43 million, each of which had been subject to a common terms agreement dated June 13, 2007, as amended, and related intercreditor and security agreements.

PMCL Facilities

On May 16, 2014, Pakistan Mobile Communications Ltd. (“PMCL”) drew under several facilities for an amount of PKR 22,000 million (approximately US$223 million as of May 16, 2014). The interest rate varies from 3 month or 6 month KIBOR plus 1.00%-1.25% and the loans will mature in May 2021.

VimpelCom Holdings B.V. Facility

On November 19, 2014, VimpelCom Holdings B.V. entered into an US$1,000 million term loan facility agreement with China Development Bank Corporation and Bank of China Limited as lenders, bearing interest at a rate of LIBOR plus a margin of 3.06%, to finance equipment purchases by subsidiaries of VimpelCom Ltd. from Huawei Technologies Co. Ltd, its subsidiaries and its affiliates. VimpelCom Amsterdam B.V. has guaranteed the payment obligations under this facility. The facility is available for a period of three years and has a total tenor of eight years.

Omnium Telecom Algeria SpA Facility

On December 16, 2014, OTA signed a term loan facility agreement with several Algerian and international banks for a total principal amount of DZD 50,000 million (approximately US$583 million as of December 16, 2014). The maturity date of the facility is September 30, 2019. It bears interest at the Bank of Algeria Re-Discount Rate plus 2.0% per annum (subject to adjustments in accordance with the terms of the agreement) and is unguaranteed. On January 28, 2015, the facility was fully drawn.

Optimum Telecom Algérie SpA Facility

On December 16, 2014, Optimum signed a term loan facility agreement with several Algerian and international banks for a total principal amount of DZD 32,000 million (approximately US$373 million as of December 16, 2014). The maturity date of the facility is September 30, 2019 and bears interest at a rate of Bank of Algeria Re-Discount Rate plus 1.5% per annum (subject to adjustments in accordance with the terms of the agreement) and is unguaranteed. The facility is not yet drawn.

We may from time to time seek to purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Recent Financing Activities

VimpelCom Amsterdam B.V. cash tender offer for OJSC VimpelCom and VimpelCom Holdings B.V. U.S. dollar notes

On March 2, 2015, VimpelCom Amsterdam B.V. announced that it commenced a cash tender offer for up to US$2,100 million aggregate principal amount of the outstanding U.S. dollar notes issued by VimpelCom Holdings B.V. and loan participation notes issued by VIP Finance Ireland and UBS (Luxemboug) S.A. for the sole purpose of funding loans to OJSC Vimpelcom. The total outstanding amount of these bonds is US$6,700 million. The tender offer expires on March 30, 2015 and settlement is expected to take place on April 2, 2015.

The Early Tender period expired on March 13, 2015, and at that date, bonds were validly tendered and will be accepted for the following amounts:

Borrower	Interest rate	Outstanding principal amount (in millions)	Maturity date	Principal amount validly tendered (in millions)	Total consideration(1)	Tender amount (in millions)
OJSC VimpelCom	6.493%	US$500	February 2, 2016	US$235	US$1,028.75	US$242
OJSC VimpelCom	8.25%	US$600	May 23, 2016	US$334	US$1,047.50	US$350
OJSC VimpelCom	9.125%	US$1,000	April 30, 2018	US$499	US$1,050.00	US$524
OJSC VimpelCom	7.748%	US$1,000	February 2, 2021	US$349	US$960.00	US$335
VimpelCom Holdings B.V.	6.2546%	US$500	March 1, 2017	US$151	US$997.50	US$151
VimpelCom Holdings B.V.	7.5043%	US$1,500	March 1, 2022	US$191	US$937.50	US$179
VimpelCom Holdings B.V.	5.20%	US$600	February 13, 2019	US$29	US$907.50	US$26
VimpelCom Holdings B.V.	5.95%	US$1,000	February 13, 2023	US$17	US$837.50	US$14

Total		US$6,700		US$1,805		US$1,821

(1)	Per US$1,000 principal amount of Notes validly tendered at or prior to the Early Tender Time and accepted for purchase. Does not include accrued interest, which will be paid on Notes accepted for purchase.

OJSC VimpelCom

On March 2, 2015, Sberbank informed OJSC VimpelCom of an increase in fixed interest rates (from between 9.00% and 10.75% to between 14.50% and 16.25% with effect from June 1, 2015) in accordance with the terms of the credit facility agreements between OJSC VimpelCom and Sberbank. The increase in interest rates would apply to three loans from Sberbank with a total principal amount outstanding of RUB 89,060 million (approximately US$1,454 million as of March 2, 2015). The actual amount of any increase in interest rates is subject to discussion between the parties.

On March 5, 2015, OJSC VimpelCom announced a new coupon rate (annual interest of 10.00%) on its RUB bonds for RUB 25,000 million (approximately US$404 million as of March 5, 2015) maturing on March 8, 2022 (subject to an investor put option at March 17, 2015, which option was exercised for 99% of the outstanding principal amount) and for RUB 10,000 million (approximately US$162 million as of March 5, 2015) maturing on March 14, 2022 (subject to an investor put option at March 23, 2015 of which the preliminary results are that all investors have exercised this option, subject to final confirmation on March 26, 2015). The new coupon rate of 10.00% is applicable to next four coupon periods (next two years).

WIND refinancing

On March 12, 2015, WIND Telecomunicazioni S.p.A. and Wind Acquisition Finance S.A. announced the refinancing transaction of the existing Senior Facility Agreement (“SFA”) with an outstanding principal amount of €1,782 million (approximately US$1,895 million as of March 12, 2015) and the existing Revolving Credit Facility of €600 million (approximately US$638 million as of March 12, 2015), under which €200 million

(approximately US$213 million as of March 12, 2015) was drawn as of that date. The settlement will take place on March 30, 2015. The existing SFA will be partially prepaid by applying €500 million (approximately US$532 million as of March 12, 2015) of the proceeds from the sale of a 90% stake in its tower subsidiary Galata to Abertis Telecom for €693 million (approximately US$737 million as of March 12, 2015). Furthermore, €775 million (approximately US$824 million as of March 12, 2015) Senior Secured Notes will be issued by Wind Acquisition Finance S.A. and €700 million (approximately US$744 million as of March 12, 2015) will be borrowed under a term loan as part of the new amended and restated SFA.

The new Senior Secured Notes to be issued by Wind Acquisition Finance S.A. are €375 million (approximately US$399 million as of March 12, 2015) 4.00% Euro denominated Senior Secured Notes due 2020, issued at a price of 101.25% and €400 million (approximately US$425 million as of March 12, 2015) 3 month Euribor + 4.125% Euro denominated Senior Secured Notes due 2020 (together, the “2020 Notes”). The 2020 Notes are guaranteed by Wind Telecomunicazioni S.p.A. The maturity date of the 2020 Notes is July 15, 2020.

The term loan under the amended and restated SFA bears interest at a rate of EURIBOR + 4.25% and the maturity date is November 26, 2019. In addition, a new Revolving Credit Facility (“RCF”) is agreed with a group of banks under the amended and restated SFA for a total amount of €400 million (approximately US$425 million as of March 12, 2015). Any future drawdowns under this RCF will bear interest at a rate of EURIBOR + 4.25% and the maturity date is November 26, 2019. The amended and restated SFA will no longer have maintenance-based financial covenants. In the event that more than 35% of the RCF commitments are drawn, the Total Net Debt/EBITDA ratio at the quarterly testing period must be below 7.25x based on the consolidated numbers for WIND Telecomunicazioni S.p.A.

Cash subject to currency restrictions

As of December 31, 2014, the cash balances in Algeria of US$2,732 million, Uzbekistan of US$532 million and Ukraine of US$116 million were restricted from repatriation due to local government or central bank regulations. As part of the closing of the transaction and settlement with the Algerian Government on January 30, 2015, the foreign exchange and import restrictions put in place by the Bank of Algeria against OTA on April 15, 2010 were lifted. For more information, please see the section of this Annual Report on Form 20-F entitled “Item 5—Recent Trends and Developments—Algeria Transaction and Settlement” and note 5, 6, 26 and 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Earnings subject to indefinite investment

During 2014, we recorded a deferred tax liability of US$598 million relating to the tax effect of our undistributed profits that will be distributed in the foreseeable future, primarily in relation to our Russian and Algerian operations. The undistributed earnings of our foreign subsidiaries (outside the Netherlands) which are indefinitely invested and that will not be distributed in the foreseeable future, amounted to approximately US$6,563 million as of December 31, 2014. For more information, please see Note 13 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Future Liquidity and Capital Requirements

Telecommunications service providers require significant amounts of capital to construct networks and attract customers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.

Our capital expenditures include purchases of new licenses, equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the noncurrent assets, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures. During 2014, our capital expenditures were approximately

US$4,256 million compared to approximately US$4,306 million during 2013 and approximately US$4,284 million during 2012. The decrease in capital expenditures in 2014 compared to 2013 was due to a decrease in investments in Russia, Italy and the CIS due to slow down in 4G/LTE network roll out, offset by the further roll out of the mobile networks in Algeria, Bangladesh and Pakistan and acquisition of our 3G license in Pakistan.

The increase in capital expenditures in 2013 compared to 2012 was mainly due to our investments in future growth, e.g. the further roll out of the mobile networks in Russia, Bangladesh, Pakistan and the CIS and acquisition of 3G licenses in Bangladesh and Algeria.

Our management expects our total capital expenditures (excluding acquisitions and payments for licenses) in 2015 to be approximately 20% of our 2015 consolidated total operating revenue. We expect that our capital expenditures in 2015 will mainly consist of the maintenance of our existing networks as well as the increase of capacity due to data traffic growth and 3G and 4G/LTE roll outs. In the years ended December 31, 2014, 2013 and 2012, our capital expenditures were 21.7%, 19.1% and 17.9% of our consolidated total operating revenue, respectively. The actual amount of our capital expenditures (excluding acquisitions) for 2015 will depend on market development and our performance.

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

Our management believes that funds from a number of these sources will be sufficient to meet our projected capital requirements for the next twelve months. As of the date of this Annual Report on Form 20-F, we had US$4,104 million available to us under existing credit lines.

Our management expects positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets. The actual amount of debt financing that we will need to raise will be influenced by our financing needs, the actual pace of traffic growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. For related risks, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial leverage and debt service obligations could materially decrease our cash flow and prevent us from raising additional capital,” and “—We may not be able to raise additional capital.”

Contractual Obligations

As of December 31, 2014, we had the following contractual obligations, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancellable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements. For information relating to our outstanding indebtedness subsequent to December 31, 2014, see “—Financing Activities” above.

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations(1)
Bank loans and bonds(2)	32,650	3,947	6,355	6,835	15,513
Equipment financing(2)	1,135	290	386	275	184
Loans from others(2)	652	149	156	34	313
Non-cancellable lease obligations	774	209	223	142	200
Purchase obligations(3)	691	691	—	—	—
Other long-term liabilities	1	1	—	—	—

Total	35,903	5,287	7,120	7,286	16,210

(1)	Debt payments could be accelerated upon violation of debt covenants.
(2)	Obligations for bank loans and bonds, equipment financing and loans from others represent anticipated future cash flows, including interest. For further information on interest rates on our long-term debt, see “—Financing Activities” above. Loans from UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd., respectively) are included under long-term debt.
(3)	Purchase obligations primarily include our material contractual legal obligations for the future purchase of equipment and intangible assets. On October 4, 2013, OJSC VimpelCom and Apple signed an agreement to purchase iPhones. Under the agreement, a specified number of iPhones handsets are to be ordered by OJSC VimpelCom each quarter between October 4, 2013 and June 30, 2016 according to a schedule (the “Schedule”). If VimpelCom does not comply with the Schedule and certain other terms of the Agreement, then according to the Agreement VimpelCom could become liable for the shortfall in orders of iPhone handsets. Our purchase obligations do not include our obligation to purchase iPhones under our agreement with Apple as we are unable to estimate the amount of such obligation.

Other than the debt obligations described above under “—Financing Activities,” we have not had any material changes outside the ordinary course of our business in the specified contractual obligations.

Certain Factors Affecting Our Financial Position and Results of Operations

Our financial position and results of operations for the three years ended December 31, 2014 as reflected in our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F have been influenced by the following additional factors:

Inflation

Russia has experienced periods of high levels of inflation since the early 1990s. Please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Markets—Sustained periods of high inflation may materially harm our business.” Inflation affects the purchasing power of our mass market customers, as well as corporate clients. For the years ended December 31, 2014, 2013 and 2012, Russia’s inflation rates were 11.4%, 6.5% and 6.6% respectively, as provided by the Russian Federal State Statistics Service. For Italy, inflation was -0.1%, 0.6% and 2.4% for the years ended December 31, 2014, 2013 and 2012 respectively, as provided by the Italian National Institute for Statistics. For the years ended December 31, 2014 (except otherwise stated), 2013 and 2012, inflation rates in Ukraine were 24.9%, 0.5% and -0.2% respectively, as provided by the State Statistics Committee of Ukraine, in Kazakhstan 7.4%, 4.8% and 6.0% respectively, as provided by the Agency of Statistics of the Republic of Kazakhstan, in Uzbekistan 11.0%, 10.2% and 10.4% respectively, as provided by the

International Monetary Fund, in Armenia 4.6%, 5.6% and 3.2% respectively, as provided by the National Statistical Service of the Republic of Armenia, in Tajikistan were 8.4%, 3.7% and 6.4% respectively, as provided by the International Monetary Fund, in Georgia were 2.0%, 2.4% and -1.4% respectively, as provided by the Ministry of Economic Development of the Republic of Georgia, in Kyrgyzstan 7.4% (September 30, 2014), 4.0% and 7.5% respectively, as provided by the International Monetary Fund, in Algeria were 5.3%, 1.2% and 9.1% respectively, as provided by the Central Bank of Algeria, in Pakistan were 4.3%, 9.2% and 7.9% respectively, as provided by the Pakistan Bureau of Statistics, in Bangladesh were 6.1%, 7.4% and 7.1% respectively, as provided by the Central Bank of Bangladesh, and in Laos were 3.1% (September 30, 2014), 6.6% and 4.7% respectively, as provided by the International Monetary Fund.

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

Russia

The national currency of Russia is the Russian ruble. We have determined that the functional currency for Russia is the Russian ruble. As of December 31, 2014, 2013 and 2012, the official Central Bank of Russia Russian ruble-U.S. dollar exchange rates were 56.26, 32.73 and 30.37 Russian rubles per U.S. dollar, respectively. During 2014, the average Russian ruble-U.S. dollar exchange rate was 20.6% higher than the average Russian ruble-U.S. dollar exchange rate during 2013. The increase of the average Russian ruble-U.S. dollar exchange rate during 2014 compared to 2013 is limited by the fact that the large part of the Russian ruble depreciation against the U.S. dollar occurred in the fourth quarter of 2014, during which period the Russian ruble depreciated 42.8% against the U.S. dollar. During 2013, the average Russian ruble-U.S. dollar exchange rate was 2.4 % higher than the average Russian ruble-U.S. dollar exchange rate during 2012.

Italy

We have determined that the functional currency of WIND Italy is the Euro. As of December 31, 2014, 2013 and 2012, the Euro-U.S. dollar exchange rate was 0.83, 0.73 and 0.76 Euro per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2014 the average Euro-U.S. dollar exchange rate was 0.1% higher than the average Euro-U.S. dollar exchange rate during 2013. During 2013 the average Euro-U.S. dollar exchange rate was 3.2% lower than the average Euro-U.S. dollar exchange rate during 2012.

Ukraine

The national currency of Ukraine is the Ukrainian hryvnia. We have determined that the functional currency of our subsidiary in Ukraine is the Ukrainian hryvnia, as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. As of December 31, 2014, 2013 and 2012, the official National Bank of Ukraine hryvnia-U.S. dollar exchange rates were 15.77, 7.99 and 7.99 Ukrainian hryvnia per U.S. dollar, respectively. During 2014 the average Ukrainian hryvnia-U.S. dollar NBU exchange rate was 49.0% higher than the average Ukrainian hryvnia-U.S. dollar NBU exchange rate during 2013. During 2013 the average Ukrainian hryvnia-U.S. dollar NBU exchange rate was 0.0% higher than the average Ukrainian hryvnia-U.S. dollar NBU exchange rate during 2012.

Algeria

The national currency of Algeria is the Algerian dinar. As of December 31, 2014, 2013 and 2012, the Algerian dinar-U.S. dollar exchange rate was 87.92, 78.38 and 78.94 Algerian dinar per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2014, the average Algerian dinar-U.S. dollar exchange rate was 1.2% higher than the average Algerian dinar-U.S. dollar exchange rate during 2013. During 2013, the average Algerian dinar-U.S. dollar exchange rate was 2.3% higher than the average Algerian dinar-U.S. dollar exchange rate during 2012.

Africa & Asia

Pakistan

The national currency of Pakistan is the Pakistani rupee. As of December 31, 2014, 2013 and 2012 the Pakistani rupee-U.S. dollar exchange rate was 100.52, 105.33 and 97.14 Pakistani rupee per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2014 the average Pakistani rupee-U.S. dollar exchange rate was 0.5 % lower than the average Pakistani rupee-U.S. dollar exchange rate during 2013. During 2013 the average Pakistani rupee-U.S. dollar exchange rate was 8.8 % higher than the average Pakistani rupee-U.S. dollar exchange rate during 2012.

Bangladesh

The national currency of Bangladesh is the Bangladeshi taka. As of December 31, 2014, 2013 and 2012, the Bangladeshi taka-U.S. dollar exchange rate was 77.93, 77.67 and 79.78 Bangladeshi taka per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2014 the average Bangladeshi taka-U.S. dollar exchange rate was 0.7 % lower than the average Bangladeshi taka-U.S. dollar exchange rate during 2013. During 2013 the average Bangladeshi taka-U.S. dollar exchange rate was 4.6 % lower than the average Bangladeshi taka-U.S. dollar exchange rate during 2012.

CIS

Kazakhstan

The national currency of the Republic of Kazakhstan is the Kazakh tenge. We have determined that the functional currency of our subsidiary in Kazakhstan is the Kazakh tenge, as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. As of December 31, 2014, 2013 and 2012, the official National Bank of Kazakhstan tenge-U.S. dollar exchange rates were 182.35, 153.61 and 150.74 Kazakh tenge per U.S. dollar, respectively. During 2014 the average Kazakh tenge-U.S. dollar exchange rate was 17.7% higher than the average Kazakh tenge-U.S. dollar exchange rate during 2013. During 2013 the average Kazakh tenge-U.S. dollar exchange rate was 2.0% higher than the average Kazakh tenge-U.S. dollar exchange rate during 2012.

Uzbekistan

The national currency of Uzbekistan is the Uzbek som. Historically the functional currency of our operations in Uzbekistan has been the U.S. dollar as opposed to the Uzbek som. During 2014, we concluded that the Uzbek som should be the functional currency for Uzbekistan as it more clearly reflects the economic substance of the underlying events and circumstances of the company. The change did not have material impact on our operations. The Uzbek som is not a convertible currency outside Uzbekistan. As of December 31, 2014, 2013 and 2012, the official Central Bank of the Republic of Uzbekistan som-U.S. dollar exchange rates were 2,422.40, 2,202.20 and 1,984.00 Uzbek som per U.S. dollar, respectively. During 2014 the average Uzbek som-U.S. dollar exchange rate was 10.3% higher than the average Uzbek som-U.S. dollar exchange rate during 2013. During 2013 the average Uzbek som-U.S. dollar exchange rate was 10.9% higher than the average Uzbek som-U.S. dollar exchange rate during 2012.

Tajikistan

The national currency of Tajikistan is the Tajik somoni. The Tajik somoni is not a convertible currency outside Tajikistan. We have determined that the functional currency of our subsidiary in Tajikistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company because the company generates most of its revenue from international traffic termination which is priced and paid in the U.S. dollars. In addition substantial part of capital expenditures is purchased from international suppliers and priced and paid in the U.S. dollars.

Armenia

The national currency of Armenia is the Armenian dram. We have determined that the functional currency of our subsidiary in Armenia is the Armenian dram, as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. As of December 31, 2014, 2013 and 2012, the official Central Bank of Armenia Armenian dram—U.S. dollar exchange rates were 474,97, 405.64 and 403.58 Armenian drams per U.S. dollar, respectively. During 2014 the average Armenian dram-U.S. dollar exchange rate was 1.5% higher than the average Armenian dram—U.S. dollar exchange rate during 2013. During 2013 the average Armenian dram-U.S. dollar exchange rate was 1.9% higher than the average Armenian dram—U.S. dollar exchange rate during 2012.

Georgia

The national currency of Georgia is the Georgian lari. We have determined that the functional currency of our subsidiary in Georgia is the Georgian lari, as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. As of December 31, 2014, 2013 and 2012, the official National Bank of Georgia Georgian lari-U.S. dollar exchange rates were 1.86, 1.74 and 1.66 lari per U.S. dollar, respectively. During 2014, the average Georgian lari-U.S. dollar exchange rate was 6.2% higher than the average Georgian lari-U.S. dollar exchange rate during 2013. During 2013, the average Georgian lari-U.S. dollar exchange rate was 0.7% higher than the average Georgian lari-U.S. dollar exchange rate during 2012.

Kyrgyzstan

The national currency of Kyrgyzstan is the Kyrgyz som. We have determined that the functional currency of our subsidiary in Kyrgyzstan is the Kyrgyz som, as it reflects the economic substance of the underlying events and circumstances of the company. The Kyrgyz som is not a convertible currency outside Kyrgyzstan. As of December 31, 2014, 2013 and 2012, the official National Bank of the Kyrgyz Republic Kyrgyz som-U.S. dollar exchange rate were 58.89, 49.25 and 47.40 som per U.S. dollar, respectively. During 2014, the average Kyrgyz som-U.S. dollar exchange rate was 10.8% higher than the average Kyrgyz som-U.S. dollar exchange rate during 2013. During 2013, the average Kyrgyz som-U.S. dollar exchange rate was 3.1% higher than the average Kyrgyz som-U.S. dollar exchange rate during 2012.

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

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

As of March 1, 2015, the members of our supervisory board were as follows:

Name	Age(1)	Position
Alexey M. Reznikovich	46	Chairman of Supervisory Board

Mikhail M. Fridman	50	Director

Gennady Gazin	50	Alternate Director

Andrei Gusev	42	Director

Sir Julian Horn-Smith	66	Director

Kjell-Morten Johnsen	47	Director

Ole Bjørn Sjulstad	53	Director

Morten Karlsen Sørby	55	Alternate Director

Trond Ø Westlie	53	Director

(1)	As of March 1, 2015.

The members of our current supervisory board were elected at the June 28, 2014 annual general meeting of shareholders in accordance with our bye-laws, except for Mr. Gazin and Mr. Sørby who were appointed to serve as alternate directors on our supervisory board in place of Leonid R. Novoselsky and Jon Fredrik Baksaas, respectively, in accordance with our bye-laws. The members of our current supervisory board will serve until the next annual general meeting, unless any members are removed from office or their offices are vacated in accordance with our bye-laws.

As of March 1, 2015, the members of our management board were as follows:

Name	Age(1)	Position
Jo Lunder	53	Group Chief Executive Officer(2)

Andrew Davies	49	Group Chief Financial Officer

Mikhail Slobodin	42	Head of Russia

Maximo Ibarra	46	Head of Italy

Vincenzo Nesci	65	Head of Africa & Asia

Andrey Patoka	45	Head of CIS

Peter Chernyshov	46	Head of Ukraine

Jeffrey Hedberg	53	Head of Pakistan

Ziad Shatara	47	Head of Bangladesh

Taras Parkhomenko	40	Head of Kazakhstan

Anton Kudryashov	47	Chief Group Business Development and Portfolio Officer

Yogesh Malik	42	Group Chief Technology Officer

Jeremy Roffe-Vidal	45	Group Chief Human Resources Officer

Mikhail Gerchuk	42	Group Chief Commercial and Strategy Officer

Rozzyn Boy	37	Chief Communications Officer

Scott Dresser	47	Group General Counsel

Romano Righetti	53	Group Chief Regulatory Officer

Enrique Aznar	50	Group Chief Compliance Officer

(1)	As of March 1, 2015.
(2)	Jean-Yves Charlier will take the position of Group Chief Executive Officer effective April 13, 2015, following the resignation of Jo Lunder effective the same date.

Supervisory Board

Alexey M. Reznikovich has been Chairman of the VimpelCom Ltd. supervisory board since December 2012 and a director of VimpelCom Ltd. since April 2010. He also serves as chairman of VimpelCom Ltd.’s compensation committee. Mr. Reznikovich was a member of the board of directors of OJSC VimpelCom from May 2002 until April 2010. Mr. Reznikovich has served as Managing Partner of LetterOne Telecom since June 2014. Prior to joining LetterOne Telecom, he was Chief Executive Officer of LLC Altimo from April 2005 to May 2014 and Chief Executive Officer of Altimo Holdings Investments from June 2006 to May 2014. He has been a member of the supervisory board of the Alfa Group Consortium since 2002, with overall responsibility for business development and management supervision of the Group’s assets. Mr. Reznikovich was a director of Golden Telecom from May 2007 until February 2008. In 2001, Mr. Reznikovich founded EMAX, a new business venture to develop Internet centers in Russia and has been a director of EMAX and of CAFEMAX, an Internet café chain, since February 2001. From December 1998 to 2000, Mr. Reznikovich was a partner at McKinsey & Co. Prior to his time at McKinsey, Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld in the United States. He graduated from the Economics Faculty of the Moscow State University and received an M.B.A. from Georgetown University in the United States and from INSEAD in France.

Mikhail M. Fridman has been a director of VimpelCom Ltd. since April 2010. Mr. Fridman was a member of the board of directors of OJSC VimpelCom from July 2001 until April 2010. He currently serves as a member of the board of directors of OJSC Alfa-Bank, as well as Chairman of the supervisory boards of the Alfa Group Consortium and LetterOne Holdings S.A. Mr. Fridman also serves as a member of the supervisory board of X5 Retail Group N.V. He is a member of the Public Chamber of the Russian Federation. Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Altimo and X5 Retail Group N.V. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal Metallurgical Works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.

Gennady Gazin has been an alternate director of VimpelCom Ltd. since October 2014. Mr. Gazin is serving as a chairman of VimpelCom Ltd.’s nominating and corporate governance committee, chairman of its special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities and as a member of its finance and strategy committee and audit committee, in each case as an alternate director for Mr. Novoselsky. Mr. Gazin currently serves as Vice-Chairman of the Board at Studio Moderna (a multi-channel and direct to consumer retailer in Central & Eastern Europe), Director at Interpipe (a producer of pipes and railroad wheels), Director at GeoAlliance (an oil and gas production company) and Chairman of the Board at Genesis Philanthropy Group. From 2007 to 2012 Mr. Gazin served as CEO of EastOne, an international investment advisory group. Prior to EastOne, Mr. Gazin worked at McKinsey and Company’s New York and Moscow offices for 14 years, during which time he was an active member of the Telecommunications practice and also served as the Senior Partner responsible for McKinsey’s CIS practice. Mr. Gazin started his professional career as a systems and telecommunications engineer at Bell Communications Research/Tellcordia and General Dynamics in the USA. Mr. Gazin received a bachelor’s degree in Electrical Engineering from Cornell University in 1987, a master’s degree in Electrical Engineering from Stanford University in 1988 and an MBA from the Wharton School of Business at the University of Pennsylvania (USA) in 1993.

Andrei Gusev has been a director of VimpelCom Ltd. since April 2014. Mr. Gusev is serving as a chairman of VimpelCom Ltd.’s finance and strategy committee, chairman of its business review committee and as a member of its nominating and corporate governance committee and compensation committee. Mr. Gusev is a senior partner at LetterOne Telecom (UK) LLP and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was Chief Executive Officer of X5 Retail Group N.V. from 2011 to 2012 and prior to that, from 2006 to 2010, served as its Director of Business Development and M&A. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994 and an M.B.A. from the Wharton School at the University of Pennsylvania in 2000.

Sir Julian Horn-Smith has been a director of VimpelCom Ltd. since July 2014. Sir Julian is serving as a member of VimpelCom Ltd.’s special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities and as a member of its business review committee. Sir Julian was a member of the founding management team of Vodafone Group Plc. He retired from Vodafone in July 2006, where he held a number of senior positions, including Deputy Chief Executive Officer and member of the board. Sir Julian remains in the global telecom sector as a Senior Advisor to UBS Investment Bank, in London, Senior Advisor to CVC (Telecoms and Media) and a member of the board of Digicel (a Caribbean, Central America and Asia Pacific Operator). Sir Julian is also a member of the board of Martin Dawes Systems (Software) and an advisor to Alix Partners (Consulting). He is a Pro Chancellor at Bath University and chairs the University’s School of Management Advisory Board. He is a Trustee for the Hope for Tomorrow Charity and is the Founder and Co-Chair of The TATLIDiL Conference (British and Turkish Conference). During his career in international telecommunications Sir Julian has served as Senior Advisor to the Etisalat Group board from 2011 to 2014 and as Chair of both the Mannesmann Supervisory and Management boards, as well as a Director on a number of company boards, including Lloyds Banking Group plc, Smiths Group, China Mobile, eAccess in Japan, De la Rue plc, Verizon Wireless and SFR in France. Sir Julian earned a Bachelor of Science in economics from London University in 1970 and a Master of Science from Bath University in the United Kingdom in 1979.

Kjell-Morten Johnsen has been a director of VimpelCom Ltd. since June 2011. Mr. Johnsen is a member of VimpelCom Ltd.’s compensation committee. Mr. Johnsen served as a member of OJSC VimpelCom’s board of directors from June 2007 until May 2013. Mr. Johnsen was appointed Executive Vice President and Head of Telenor’s European Operations in May 2012. From March 2009 to May 2012, Mr. Johnsen was Chief Executive Officer of Telenor Serbia. Before his appointment in Serbia, Mr. Johnsen served as Senior Vice President of Telenor Central & Eastern Europe and Head of Telenor Russia from February 2006. From 2001 to 2006, Mr. Johnsen worked as Vice President of Telenor Networks with responsibility for Telenor ASA’s fixed-line activities in Russia and the CIS. From 1996 to 2000, Mr. Johnsen worked with Norsk Hydro, where he held executive positions both as country manager in Ukraine and as manager at the regional headquarters for the CIS, Africa and Latin America, which was based in Paris. Mr. Johnsen serves as a Director of Tøa Invest AS and LinWi Invest AS (each an investment company) and served as a member of Golden Telecom, Inc.’s board of directors from December 2003 to February 2008. Mr. Johnsen received an M.B.A. in Strategic Management from the Norwegian School of Economics and Business Administration in 1999.

Ole Bjørn Sjulstad has been a director of VimpelCom Ltd. since April 2010. He serves as a member of VimpelCom Ltd.’s finance and strategy committee, audit committee, nominating and corporate governance committee and business review committee. Mr. Sjulstad was a member of OJSC VimpelCom’s board of directors from June 2008 until April 2010. Mr. Sjulstad has been the Head of Telenor’s representative office in Russia since 2009. Mr. Sjulstad joined the Telenor Group in 2000 and is currently a Senior Vice President. He served as Managing Director of Telenor Asia Pte Ltd. in Singapore from 2002 until 2004 when he relocated to Norway. He continued focusing on emerging markets in Asia as Senior Vice President and Director of Corporate Development, Asia region of Telenor ASA. In March 2007, he joined Telenor’s Central & Eastern European regional unit. In March 2009, Mr. Sjulstad was appointed Head of Telenor, Russia. Mr. Sjulstad also served on the board of directors of Grameenphone Limited in Bangladesh from 2002 until 2008. Mr. Sjulstad has degrees in Mechanical Engineering and Business Administration from the Kongsberg International Institute (Ingeniørhøgskole), which he received in 1983. Mr. Sjulstad also completed the Program for Executive Development at IMD, Lausanne in October 2008.

Morten Karlsen Sørby has been an alternate director of VimpelCom Ltd. since February 2015. Mr. Sørby has served as Executive Vice President of the Telenor Group since 2003 when he was also appointed Head of the Norwegian Market of the Telenor Group. Mr. Sørby joined the Telenor Group in 1993 as a Vice President in Norsk Telekom, a subgroup of the Telenor Group. He then served as Senior Vice President, General Manager and Deputy CEO in a number of Telenor Group companies between 1995 and 2002. Mr. Sørby was a member of the board of directors of OJSC VimpelCom from 2000 to 2003. He became Head of the Nordic Region of Telenor in 2005 and was appointed Head of Corporate Development in 2009 and Head of Strategy and Regulatory Affairs in 2011. In 2014, Mr. Sørby served as CEO of Uninor, an Indian Telenor Group Company. Mr. Sørby has also been chairman of several boards of directors of Telenor Group companies in Norway, Denmark and Sweden since 2005 and has been a board member of Digi, a Telenor Group company in Malaysia since 2013. Prior to joining the Telenor Group, Mr. Sørby worked at Arthur Andersen & Co. in Oslo, Norway. Mr. Sørby received his Master of Science degree in business administration from the University of Karlstad, Sweden in 1983. He is a state licensed public accountant in Norway and completed the Program for Executive Development at IMD in Lausanne, Switzerland in 1997.

Trond Ø Westlie has been a director of VimpelCom Ltd. since July 2014. Mr. Westlie is serving as chairman of VimpelCom Ltd’s audit committee, and as a member of its special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities. Mr. Westlie joined A.P. Moller - Maersk in January 2010 as Group CFO and member of the Executive Board. Mr. Westlie served as Executive Vice President and Chief Financial Officer of the Telenor Group from September 2005 to December 2009. Previously, he was Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from

2002 to 2004, and Executive Vice President and CFO of Aker Maritime ASA from 2000 to 2002. Mr. Westlie has served on numerous corporate boards and is currently a member of the Board of Danske Bank, Danish Ship Finance, Shama AS and Tønsberg Delikatesse AS. Mr. Westlie qualified as a State Authorized Public Auditor from Norges Handelshøyskole in Norway in 1987.

Our supervisory board approved the appointments of Gennady Gazin in October 2014 and Morten Karlsen Sørby in February 2015 as alternate directors on our supervisory board in accordance with our bye-laws. Mr. Gazin and Mr. Sørby are presently serving in place of Leonid R. Novoselsky (age 45) and Jon Fredrik Baksaas (age 60), respectively.

Jon Fredrik Baksaas has been a director of VimpelCom Ltd. since November 2011, and before his current term, he served as a director of VimpelCom Ltd. from April 2010 to June 2011. Mr. Baksaas has served as the President and Chief Executive Officer of Telenor ASA since June 2002, chairman of the board of directors of Telenor Mobile Holdings AS since 2002, chairman of the board of directors of Telenor Business Partner Invest AS since 2001, a member of the board of Svenska Handelsbanken AB since 2003, a member of the board of Doorstep AS since 2000, a member of the advisory council of Det Norske Veritas since 2004 and a member of the board of GSM Association since January 2009. Before joining Telenor in 1989, Mr. Baksaas served as the Chief Financial Officer of Aker AS, Chief Financial Officer of Stolt-Nielsen Seaway and held finance-related positions in Det Norske Veritas in Norway and Japan. Mr. Baksaas received a Master of Science degree from the Norwegian School of Economics and Business Administration in Bergen, Norway in 1979 and completed the program for Executive Development at the International Institute for Management Development in Lausanne, Switzerland in 1991.

Leonid Novoselsky has been a director of VimpelCom Ltd. since April 2010. Mr. Novoselsky was a member of OJSC VimpelCom’s board of directors from June 2006 until April 2010. He is a co-founder and the current President of the Gradient Group since September 2013. Since September 2008, Mr. Novoselsky has been a member of the board of directors of OJSC “Protek,” one of the largest pharmaceutical distributors in Russia. Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys in 1993 with a degree in Engineering and, in 1999, received an M.B.A. from the Wharton School of the University of Pennsylvania.

Management Board

Jo Lunder was appointed as Chief Executive Officer of VimpelCom Ltd. by the VimpelCom Ltd. supervisory board effective July 2011. Previously, Mr. Lunder served as the Chairman of the VimpelCom Ltd. supervisory board from April 2010 until June 2011. From May 2002 to October 2010 and from August 2011 to May 2013, Mr. Lunder served as a member of OJSC VimpelCom’s board of directors, and from May 2002 until July 2003 and from August 2011 to March 2012, Mr. Lunder served as the Chairman of the board of directors of OJSC VimpelCom. Since September 1999, Mr. Lunder has also held numerous other positions at OJSC VimpelCom, including Chief Executive Officer from April 2001 to October 2003, General Director from May 2001to October 2003, President and Chief Operating Officer from September 2000 to April 2001, First Deputy Chief Executive Officer and Chief Operating Officer from September 1999 to April 2000. Mr. Lunder has served as a member of the board of directors of Orkla ASA since 2012. From September 2007 until June 2011, Mr. Lunder served as the Executive Vice President of FERD, one of Norway’s largest privately owned financial and industrial groups. In addition, Mr. Lunder served as Executive Chairman of the board of directors of the Aibel Group Ltd., Chairman of the board of Elopak AS, Chairman of the board of Swix Sport AS, and a member of the board of directors of Pronova BioPharma ASA. From February 2005 to September 2007, Mr. Lunder served as Chief Executive Officer of Atea ASA, one of Europe’s largest IT infrastructure companies. From 1993 until August 1999, Mr. Lunder was employed in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile. Mr. Lunder earned a Bachelor’s degree from the Oslo Business School in 1986 and an M.B.A. degree from Henley Management College in the United Kingdom in 1996 and completed a Management Training Program at IMD, Switzerland in 1998.

Jean-Yves Charlier was appointed as Chief Executive Officer of VimpelCom Ltd. by the VimpelCom Ltd. supervisory board effective April 13, 2015. Prior to his appointment as Chief Executive Officer of VimpelCom Ltd., he was the Chairman and Chief Executive Officer of SFR in France, from 2012 until 2014. While at SFR he completed the demerger of SFR from Vivendi in a transaction with cable operator Numericable. From 2007 until 2012, Mr. Charlier was the Chief Executive Officer for Promethean, an interactive learning company, and from 2004 until 2007 Mr. Charlier was the Chief Executive Officer of Colt, an alternative carrier. He started his career with Wang in France and also held senior executive positions with Equant and BT Global Services. Mr. Charlier has been on the board of several other listed companies including Activision Blizzard and Vivendi. He holds an M.B.A. from the Wharton Business School and a bachelor of arts (international business administration) from the American College in Paris, France.

Andrew Davies joined VimpelCom Ltd. in November 2013 as Chief Financial Officer. From November 2010 to October 2013, Mr. Davies was the Chief Financial Officer at Verizon Wireless. Prior to his appointment at Verizon Wireless, Mr. Davies held a number of senior financial roles within Vodafone Group, latterly as CFO of Vodafone India and Vodafone Turkey and including positions in Vodafone UK and Vodafone Japan. Prior to joining Vodafone in 2003, Mr. Davies was CFO of Singlepoint (4U), which was acquired by Vodafone in 2003, and held positions with Honeywell Inc. and the General Electric Company after starting his career with KPMG in 1987. Mr. Davies serves as a member of the board of various subsidiaries of VimpelCom Ltd. Mr. Davies earned a Bachelor of Science degree in mathematics from Imperial College in London in 1987.

Mikhail Slobodin has served as Head of Russia of VimpelCom Ltd. and General Director of OJSC VimpelCom since September 2013. Mr. Slobodin has been a member of the Supervisory Board of Euroset Holding N.V. since November 2013. Before joining VimpelCom, Mr. Slobodin was an Executive Vice President of Strategy and New Business Development in OJSC TNK-BP Management. From 2003 to 2011, he held key positions in several companies in the oil & gas sector including as President of OJSC Russian Utility Systems; General Director, President of CJSC Integrated Energy Systems; Vice President for Energy of OJSC TNK-BP Management; and Director of the Engineering Business Development Department of OJSC TNK Management. Mr. Slobodin started his business career in 1998, as Head of the Economics Division in OJSC SUAL. Mr. Slobodin graduated from the Ural State University in 1993, majoring in Economics, and has an academic degree as a Candidate of Science (Engineering).

Maximo Ibarra has served as Head of Italy and Chief Executive Officer and General Director of WIND Italy since May 2012. From May 2009 to May 2012, Mr. Ibarra served as the Consumer Director of WIND Italy, having served as Mobile Marketing and Customer Management Director from 2004 to April 2009. From June 2003 to February 2004, Mr. Ibarra served as Vice President Marketing & Strategies of the Benetton Group. From September 2001 to June 2003, he served as Vice President for Strategy and Business Development in Fiat Auto. From December 2000 to September 2001, Mr. Ibarra served as the Commercial Director of DHL International, and from January 1996 to December 2000, he held several positions in Omnitel (now Vodafone). Mr. Ibarra holds a degree in Political Sciences and Economics from the Sapienza University of Rome, which he received in 1991.

Vincenzo Nesci was appointed Head of Africa and Asia effective July 1, 2014. Mr. Nesci has served as Chief Executive Officer of GTH since July 2014 and Executive Chairman of Optimum Telecom Algeria since July 2012. In 2010, Mr. Nesci joined GTH as the Chief Executive Officer of the Sub-Saharan Africa Cluster. Previously, Mr. Nesci joined Alcatel in 1980 and held positions in Egypt, Italy, Belgium, Ethiopia and East Africa. He was nominated Country Senior Officer of Alcatel in Egypt in 1993, appointed Vice-President for the Middle East in 1999, and became President of the Middle East and Africa Business Unit in 2008. Prior to joining Alcatel, Mr. Nesci worked for General Electric in Libya and Nigeria. He is a member of the board of various subsidiaries of VimpelCom Ltd. Mr. Nesci received a Master in Economics degree from L. Bocconi University in Italy in 1973. He was also a Lecturer and Assistant Professor in Banking and Finance, Conseiller du Commerce Extérieur de la France, a Board Member of the Chambre de Commerce Franco-Arabe and a member of the World Economic Forum.

Peter Chernyshov has been Head of Ukraine since June 2014. Mr. Chernyshov previously served as Vice President of Carlsberg Group, responsible for six countries in Eastern Europe, from September 2012 to February 2014 and as Chief Executive Officer of Carlsberg Ukraine from 2006 to September 2012. From 1999 to 2006, he worked for BBH (Baltic Beverage Holding), where he held various management positions, including General Director of OJSC “Vena” from 2003 to 2005 and Vice President of Finance at Baltika Breweries from 2005 to 2006. Mr. Chernyshov is currently a member of the board of the European Business Association (EBA) in Ukraine. Mr. Chernyshov received a Master’s degree in mathematics from Ural State University in 1990 and an MBA from Kingston University Business School (UK) in 2002.

Andrey Patoka has been Head of the CIS since January 2015. From February 2014 to January 2015, Mr. Patoka was Executive Vice President, Chief Infrastructure Officer of OJSC VimpelCom, and from 2008 to February 2014, Mr. Patoka was Vice-President, Head of B2B Business Unit of OJSC VimpelCom. Prior to that, Mr. Patoka worked for Golden Telecom from September 2003 to March 2004 as the Deputy General Director and Senior Vice President, International and Regional Business. Mr. Patoka also served as Head of the Regional Business Development Department of Sovintel from September 2003 to March 2004 and Head of the International and Regional Business Development Department of Sovintel from March 2004 to September 2008. Mr. Patoka held positions at Combellga starting in 1992, reaching the position of Commercial Director, heading the Sales Department, in 2002. Mr. Patoka is currently a member of the board of directors of CJSC Samara Telecom, CJSC Rascom, CJSC WestBalt Telecom, Sakhalin Telecom Limited, Golden Telecom Limited and CJSC Kubintersvyaz. Mr. Patoka graduated from the Military Krasnoznamenny Institute of the Russian Ministry of Defence with a degree in military translation in 1987.

Jeffrey Hedberg was appointed Chief Executive Officer of Mobilink in Pakistan in July 2014. Prior to joining Mobilink, Mr. Hedberg worked at Boston Consulting Group from March 2013, where he was a Senior Advisor in the firm’s South Africa office and its Munich-based Technology, Media and Telecommunications Practice area. Mr. Hedberg served as Acting CEO of Telekom South Africa from July 2010 to June 2011 and as CEO of Telkom’s Nigerian subsidiary, Multi-Links Nigeria, from November 2009 to June 2010. From May 2006 to November 2009, Mr. Hedberg was CEO of Cell C in South Africa. Mr. Hedberg was Executive Vice President and Member of the Board of Management of Deutsche Telekom AG from 1999 to 2002 where he developed the strategy for the International Division, and in 2002 he was appointed CEO and Chairman of Deutsche Telekom USA. Prior to that, Mr. Hedberg served as Executive Vice President of Swisscom International from 1997 to 1999. Mr. Hedberg currently serves as a member of the board of directors of various subsidiaries of VimpelCom Ltd., including Business & Communication Systems (Pvt) Ltd., LinkDotNet Telecom Limited, LinkdotNET Pakistan (Pvt) Ltd. and Waseela Microfinance Bank Limited. Mr. Hedberg received a Master’s degree in International Management from the University of Denver in 1992 and a Bachelor of Business Administration Degree from Northeastern University in 1985.

Ziad Shatara joined Banglalink in January 2013 as its Chief Executive Officer. Before joining Banglalink, he was with Wind Telecommunications as its Chief Technology Officer from 2010 to 2012, and its IT director from 2008 to 2009. Prior to joining WIND, Mr. Shatara had more than 17 years of proficiency in building, running and expanding operations in telecommunications, including cellular business, fixed lines and broadband networks integration. He also has additional professional expertise in the fields of IT, Customer Service and Retail Operations. Mr. Shatara started his career in the IT industry in 1991. He then moved into telecommunications, starting with a role with the first GSM operator in Jordan, Fastlink, in 1994. From 1994 to 2007 he worked in many regional networks in the Middle and the Far East. Mr. Shatara holds a B.Sc. and a M.Sc. in Electrical and Computer Engineering, which he received in 1989 and 1991, respectively, at the Technical University of Budapest in Hungary.

Taras Parkhomenko has served as the Chief Executive Officer of our subsidiary in Kazakhstan since February 2013. In August 2006, Mr. Parkhomenko joined Kyivstar as Deputy Marketing Director for Strategic Affairs at Kyivstar, and in 2010 became Chief Marketing Officer and a member of the Management Board of Kyivstar. From 2003 to 2006, Mr. Parkhomenko served as Marketing Director at the pharmaceutical corporation

Arterium. From 2002 to 2003, Mr. Parkhomenko served as Manager for brands strategic management at BBH company (in the Carlsberg Group). From 1996 to 2001, Mr. Parkhomenko held positions in the marketing and strategic planning function at Golden Telecom. Mr. Parkhomenko received a degree in economics and systems engineering from the Kyiv International University of Civil Aviation in 1997 and the certificate of the British Chartered Institute of Marketing (CIM) in 2002.

Anton Kudryashov has been Chief Group Business Development and Portfolio Officer since October 2013. Previously Mr. Kudryashov was Head of Russia of VimpelCom Ltd. and General Director of OJSC VimpelCom from January 2012 to September 2013. Mr. Kudryashov has been a member of the Supervisory Board of Euroset Holding N.V. from December 2012 until November 2013. Previously Mr. Kudryashov served as Chief Executive Officer of CTC Media from August 2008. Mr. Kudryashov started his professional career at CS First Boston, an international investment bank, where he served in various positions from 1991 to 1995, including as Vice President from 1993 to 1995. In 1995, he became one of the founding partners of Renaissance Capital investment bank. Mr. Kudryashov also held senior executive positions in insurance and private equity. In 1998, Mr. Kudryashov founded Afisha Publishing House and was the Chairman of the Board of Afisha Publishing House until 2005. From 2002 to 2003, he served as the restructuring Chief Executive Officer of NTV-Plus. Mr. Kudryashov graduated with a degree in Economics from the Finance Academy in Moscow (formerly Moscow Finance Institute) in 1989 and completed his post-graduate studies at the Institute of European Studies, Academy of Science in Moscow in 1990 and the London School of Economics in 1991. He is a member of the Russian Television Academy and also a member of the Board of the Russian Union of Industrialists and Entrepreneurs (RSPP).

Yogesh Malik has served as Group Chief Technology Officer of VimpelCom Ltd. since March 2014. Mr. Malik served as Chief Executive Officer of Uninor, an Indian mobile network operator majority owned by the Telenor Group, from May 2013 through November 2013 and prior to that, served in a variety of senior positions at Uninor, including COO covering the areas of Technology, Regulatory and Customer Care. Mr. Malik has also served as CTO of Grameenphone in Bangladesh, CTO of Kyivstar in Ukraine and Head of Technology & Sourcing at Telenor Group headquarters in Norway. Prior to joining the Telenor Group, Mr. Malik worked for TIW, Tata/AT&T and Ericsson in various senior positions in a variety of countries. Mr. Malik received an Engineering Degree in Electronics from MSU University, Baroda, India in 1993, and an Executive M.B.A. from IMD, Lausanne, Switzerland in 2008.

Jeremy Roffe-Vidal was appointed Group Chief Human Resources Officer in February 2015. Before joining VimpelCom, Mr. Roffe-Vidal was based in France and served as Group Human Resources and Corporate Vice-President at Cap Gemini S.A. Prior to this, from 2001 to 2004, he held the position of Vice President Human Resources in Invensys (now part of Schneider Electric) in London and France. From 2004 to 2008, Jeremy Roffe-Vidal served as Senior Vice President Human Resources of Alstom Power Systems based in Switzerland. Mr. Roffe-Vidal received a degree in Psychology from Goethe University in Germany in 1992.

Mikhail Gerchuk has served as Group Chief Commercial and Strategy Officer since July 2012. From October 2011 to July 2012 he served as the Group Chief Commercial Officer. Mr. Gerchuk served as Acting Head of the CIS Business Unit from February 2014 to January 2015. Previously, Mr. Gerchuk served as Vice President and Chief Commercial Officer of MTS from December 2008 until October 2011, having joined MTS in August 2007 as the Group Marketing Director. At MTS, he also served on the boards of directors of Comstar, MGTS, MTS Ukraine and several other MTS subsidiaries. Prior to joining MTS, Mr. Gerchuk was Chief Commercial Officer at Vodafone Malta from 2006 to 2007. He held senior marketing positions at Vodafone Group, UK between 2002 and 2006, including Head of Voice Propositions between 2004 and 2006 and Senior Global Marketing Manager between 2002 and 2004. Mr. Gerchuk also worked as an Associate at Booz Allen Hamilton in London from 1999 to 2002 and, before that, as Category Marketing Manager at PepsiCo and Brand Manager at Mars, Inc. Mr. Gerchuk received an M.A. in Economic Geography and English from Moscow State University in 1994 and an M.B.A. from INSEAD in 1999.

Scott Dresser was appointed as Group General Counsel, with effect from September 1, 2014. From 2012 to 2014, Mr. Dresser served as Vice President of Global Strategic Initiatives at BirdLife International, a global conservation organization. Between 2006 and 2012, Mr. Dresser was with Virgin Media in the UK, including service as General Counsel, where he led its legal department and acted as principal liaison with the company’s Board of Directors, as well as being a member of its Executive Management Team. He also previously held positions in the US at White Mountains RE Group (which is the operating company of White Mountains Insurance Group Ltd), in the role of Senior Vice President and Associate General Counsel from 2005-2006; as Senior Advisor for Legal and Financial Affairs for the Global Conservation Fund (an international non-profit organization) from 2002-2005; and positions at Morgan, Lewis & Bockius LLP and at Lord Day & Lord, Barrett Smith. Mr. Dresser received a bachelor of science degree in Business Administration and Finance from the University of New Hampshire in 1989 and a juris doctorate degree from Vanderbilt University Law School in 1992.

Romano Righetti has served as Group Chief Regulatory Officer since January 2012. He has also served as Deputy Chief Operating Officer of WIND since October 2010 and Director of Regulatory, Antitrust, Wholesale and Privacy Affairs since January 2006. In May 2011, Mr. Righetti was appointed Head of the Regulatory Board and in January 2012, he was appointed Group Chief Regulatory Officer. From 1999 to 2005, he worked for Telecom Italia S.p.A., where he held the position of Regulatory Affairs and International Institutions Vice President. During 1999, Mr. Righetti served as Director of the Regulatory Department at AGCOM. From 1995 to 1999, Mr. Righetti served as General Director for the Italian Ministry of Communications. Prior to that, Mr. Righetti was a partner in an Italian consultancy firm, professor of business engineering at University of Rome, and as a supervisor in an international audit company, Mr. Righetti received a degree in Economics from L.U.I.S.S.—Guido Carli University in 1984.

Enrique Aznar has been VimpelCom’s Group Chief Compliance Officer since August 2013 and was appointed to the Management Board in October 2014. Prior to VimpelCom, Enrique was Head of Corporate Governance & Compliance - Chief Integrity Officer at Millicom International Cellular S.A., based in Luxembourg (2011-2013); Chief Ethics & Compliance Officer at Nokia Siemens Networks, based in Helsinki (2009-2011); Deputy General Counsel & Chief Compliance Officer, Europe, Middle East, and Africa for Tyco International, based in Madrid (2005-2009) and held different legal roles with Dell, Inc (2000-2005), Freshfields (1997-2000), Price Waterhouse (1994-1997) and Arthur Andersen (1989-1992). Enrique is a qualified lawyer in Spain, England and Wales. He earned a Licenciatura en Derecho (Law Degree) from the University of Barcelona in 1988, a Master of Arts in International & Comparative Business Law in London in 1993 and a Business Management Program certificate (PDD) at IESE Business School in 2003. He also attended a Leadership Program at Stanford University in the United States in 2012.

Rozzyn Boy joined the company in February 2015 as Chief Communications Officer. Ms. Boy was previously Global Head of Corporate Communications and Brand for Tata Communications Ltd, where she was responsible for all external and internal communications as well as its global Brand positioning. Prior to joining Tata, she held leadership roles in consultancy for PR firms, Hill & Knowlton (UK Technology Practice Head), Firefly Communications (Associate Director) and Text 100, in the UK and South Africa, and was also Head of Communications for Motorola Sub-Saharan Africa. Ms. Boy has a BA honors in Communications and Journalism from The Nelson Mandela Metropolitan University in South Africa.

B. Compensation

We paid our directors and senior managers an aggregate of approximately US$28.7 million for services provided during 2014, including US$2.4 million for stock-based compensation awards. In addition, we accrued contingent compensation of approximately US$20.6 million, including US$1.9 million for stock-based compensation awards.

For more information regarding our director and senior management compensation, including a description of applicable stock based and cash based plans, see Note 25 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

The supervisory board generally delegates management of our company to the management board which sub-delegates management to the CEO, subject to certain material business decisions that are reserved to the supervisory board. The management board consists of the CEO and other senior executives. The CEO has exclusive authority to identify and recommend our senior executives to the supervisory board for the supervisory board’s approval.

We have not entered into any service contracts with any of our current directors providing for benefits upon termination of service.

The committees of our supervisory board consist of: an audit committee, a compensation committee, a nominating and corporate governance committee, a finance and strategy committee, a business review committee and a special committee.

Our bye-laws provide that each member of the audit committee is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. The audit committee is responsible for, among other things, the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors. The current members of our audit committee, Trond Ø Westlie (chairman), Ole-Bjørn Sjulstad and Gennady Gazin, are expected to serve until our next annual general meeting. Gennady Gazin is presently serving on the audit committee as an alternate director for, and in place of, Mr. Novoselsky.

Our compensation committee is responsible for approving the compensation of the directors, officers and employees of VimpelCom and its subsidiaries, our employee benefit plans, any equity compensation plans of VimpelCom and its subsidiaries, and any contract relating to a director, officer or shareholder of our company or any of our subsidiaries or their respective family members or affiliates. The current members of our compensation committee, Alexey Reznikovich (chairman), Kjell-Morten Johnsen and Andrey Gusev, were appointed on July 28, 2014. Each member is expected to serve until our next annual general meeting.

Our nominating and corporate governance committee is responsible for coordinating the selection process for candidates to become directors and recommending such candidates to the supervisory board. The current members of our nominating and corporate governance committee, Gennady Gazin (chairman), Andrei Gusev and Ole-Bjørn Sjulstad, are expected to serve until our next annual general meeting. Gennady Gazin is presently serving on the nominating and corporate governance committee as an alternate director for, and in place of, Mr. Novoselsky.

Our finance and strategy committee is responsible for reviewing financial transactions, policies, strategies and the capital structure of VimpelCom and its subsidiaries. The current members of our finance and strategy committee, Andrei Gusev (chairman), Gennady Gazin and Ole-Bjørn Sjulstad, are expected to serve until our next annual general meeting. Gennady Gazin is presently serving on the finance and strategy committee as an alternate director for, and in place of, Mr. Novoselsky.

Our business review committee is responsible for reviewing and discussing with senior management key operational performance related topics for all of VimpelCom’s business units. Our business review committee’s objective is to provide a forum outside of regular supervisory board meetings for directors to stay informed about key operational matters and to provide a platform for discussion and the expression of views by the committee members to senior management. The current members of our business review committee, Andrei Gusev (chairman), Ole-Bjørn Sjulstad and Sir Julian Horn-Smith, were appointed on July 28, 2014, and are expected to serve until our next annual general meeting.

Following notice of the investigations by the SEC, DOJ and OM, we established a special committee in March 2014 to oversee the internal investigation being conducted by the company’s external counsel and our response to the inquiries by various authorities. Our special committee is responsible for overseeing the internal investigation and the company’s response to the inquiries by various authorities in connection with the investigations by the SEC, DOJ and OM. The current members of our special committee, Gennady Gazin (chairman), Sir Julian Horn-Smith and Trond Ø Westlie, are expected to serve until our next annual general meeting. Gennady Gazin is presently serving on the special committee as an alternate director for, and in place of, Mr. Novoselsky. For details of the investigations by the SEC, DOJ and OM, please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to investigations by the SEC, DOJ and OM, and are conducting an internal investigation. We are unable to predict the duration, scope or results of these investigations or their impact on us.”

D. Employees

The following chart sets forth the number of our employees at December 31, 2014, 2013 and 2012:

	At December 31,
	2014	2013	2012
Russia	27,935	26,843	24,400
Italy	6,896	6,903	6,890
Algeria	3,732	4,040	4,016
Africa & Asia	5,742	7,585	9,802
Ukraine	4,116	4,510	5,001
CIS	7,437	7,729	8,075
Other	166	232	—

Total	56,024	57,842	58,184

As of December 31, 2014, we had 27,935 employees in Russia. We estimate that 110 were in executive and senior managerial positions, 5,985 were in engineering, construction and information technology, 11,351 were in sales, marketing and other commercial operations, 1,437 were in finance, administration and legal, 6,374 were in customer service, 458 were in site acquisitions, regional projects and security, 884 were in procurement and logistics and 1,336 were in other support functions.

As of December 31, 2014, we had 6,896 employees in Italy. We estimate that 2,690 were in engineering, construction and information technology, 1,719 were in sales, marketing and other commercial operations, 334 were in finance, administration and legal, 1,611 were in customer service, 102 were in procurement and logistics and 440 were in other support functions and security. Of these 6,896 employees, about 123 were in executive and senior managerial positions.

As of December 31, 2014, we had 3,732 employees in Algeria and we estimate that 43 were in executive and senior managerial positions, 953 were in engineering, construction and information technology, 353 were in sales, marketing and other commercial operations, 773 were in finance, administration and legal (including procurement, logistic and other support services) and 1,610 were in customer service.

As of December 31, 2014, we had 5,742 employees in Africa & Asia and we estimate that 93 were in executive and senior managerial positions, 1,638 were in engineering, construction and information technology, 1,126 were in sales, marketing and other commercial operations, 942 were in finance, administration and legal (including procurement, logistic and other support services) and 1,943 were in customer service.

As of December 31, 2014, we had 4,116 employees in Ukraine and we estimate that 886 were in executive and senior managerial positions, 853 were in engineering, construction and information technology, 849 were in sales, marketing and other commercial operations, 631 were in finance, administration and legal, 736 were in customer service, 29 were in site acquisitions, regional projects and security, 77 were in procurement and logistics and 55 were in other support functions.

As of December 31, 2014, we had 7,437 employees in the CIS and we estimate that 21 were in executive and senior managerial positions, 3,156 were in engineering, construction and information technology, 2,019 were in sales, marketing and other commercial operations, 637 were in finance, administration and legal, 1,029 were in customer service, 105 were in site acquisitions, regional projects and security, 217 were in procurement and logistics and 253 were in other support functions.

We have not experienced any work stoppages and consider relations with our employees to be good.

E. Share Ownership

To our knowledge, as of March 17, 2015, other than Mikhail Fridman, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. To our knowledge, Mr. Fridman has an indirect economic benefit in our shares held for the account of Altimo Coöperatief U.A. and, thus, may be considered under the definition of “beneficial owner” for purposes of SEC Form 20-F only as a beneficial owner of the shares held for the account of Altimo Coöperatief U.A. (“Altimo Coöperatief”). See the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

For more information regarding share ownership, including a description of applicable stock based plans and options, see Note 25 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of VimpelCom as of March 1, 2015 by each person who is known by us to beneficially own 5.0% or more of our common or convertible preferred shares. As of March 1, 2015, we had 1,756,731,135 issued common shares and 305,000,000 issued convertible preferred shares. None of our shareholders has different voting rights.

Shareholder	Number of VimpelCom Ltd. Common Shares	Percent of VimpelCom Ltd. Common Shares	Number of VimpelCom Ltd. Preferred Shares	Percent of VimpelCom Ltd. Voting Shares
Altimo Coöperatief U.A.(1)	986,572,563	56.2%	—	47.9%
Telenor East Holding II AS(2)	580,578,840	33.0%	305,000,000	43.0%

(1)	As reported on Schedule 13D, Amendment No. 16, filed on December 18, 2014, by Altimo Coöperatief with the SEC, Altimo Coöperatief is the direct beneficial owner of, and Altimo Holdings, Letterone Overseas Investment Limited and Letterone Holdings S.A. may be deemed to be the beneficial owners of, 986,572,563 VimpelCom Ltd. common shares. The common shares held by Altimo Coöperatief represent approximately 56.2% of VimpelCom Ltd.’s outstanding common shares and approximately 47.9% of VimpelCom Ltd.’s outstanding voting shares.
(2)	As reported on Schedule 13D, Amendment No. 27, filed on June 11, 2014, by Telenor East Holdings II AS (“Telenor East”) with the SEC, Telenor East is the direct beneficial owner of, and Telenor ASA and Telenor Mobile Holding AS may be deemed to be the beneficial owners of, 580,578,840 common shares and 305,000,000 convertible preferred shares. The common shares held by Telenor East represent 33.0% of our outstanding common shares. The convertible preferred shares held by Telenor East Holding II AS represent all of our outstanding convertible preferred shares and together with the common shares held by Telenor East Holding II AS represent 43.0% of our outstanding voting shares.

Please see the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—A disposition by one or both of our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business” and “—Litigation and disputes among our two largest shareholders and us could materially affect our business.”

As reported on Schedule 13D, Amendment No. 17, filed on February 15, 2012, by Telenor East with the SEC, on February 15, 2012, Weather Investments II S.à r.l. (“Weather II”) sold and transferred to Telenor East 234,000,000 of the convertible preferred shares that Weather II received in connection with the Wind Telecom Transaction, or approximately 54.0% of VimpelCom Ltd.’s outstanding convertible preferred shares. As a result, immediately following the transfer, Telenor East’s voting interest increased from 25.0% to approximately 36.4% of VimpelCom Ltd.’s outstanding voting shares, and Weather II’s voting interest decreased from approximately 29.6% to approximately 18.3% of VimpelCom Ltd.’s outstanding voting shares. On February 15, 2012, Telenor and Weather II also agreed to a put option with respect to the VimpelCom Ltd. convertible preferred shares retained by Weather II (the “Weather Put Option”) and two call options with respect to the same shares retained by Weather II and any future convertible preferred shares of VimpelCom Ltd. that are issued to or acquired by Weather II or any of its affiliates or related parties.

As reported on Schedule 13D, Amendment No. 18, filed on April 4, 2012, by Telenor East with the SEC, on April 4, 2012, Telenor East acquired 65,000,000 VimpelCom Ltd. ADSs from JPMorgan. The acquisition was made in connection with the termination of a total return swap arrangement between Telenor and JPMorgan which related to the shares that Telenor East acquired. As a result, immediately following the acquisition, Telenor East’s interest in common shares increased from approximately 31.7% to approximately 35.7% of VimpelCom Ltd.’s outstanding common shares, and Telenor East’s voting interest increased from approximately 36.4% to approximately 39.5% of VimpelCom Ltd.’s outstanding voting shares.

As reported on Schedule 13D, Amendment No. 22, filed on August 16, 2012, by Telenor East with the SEC, on August 16, 2012, Telenor East announced that on August 15, 2012, Weather II exercised its rights under the Weather Put Options to sell 71,000,000 VimpelCom Ltd. convertible preferred shares to Telenor East. As reported on Schedule 13D, Amendment No. 23, filed on October 1, 2012, by Telenor East with the SEC, Telenor

East announced that it took delivery of such shares on September 28, 2012. VimpelCom Ltd. registered the share transfer following the cancellation of FAS injunctions that prohibited such transfer. As a result, Telenor East’s interest in preferred shares increased from approximately 54.0% to approximately 70.4% of VimpelCom Ltd.’s outstanding convertible preferred shares, and Telenor East’s voting interest increased from approximately 39.5% to approximately 43.0% of VimpelCom Ltd.’s outstanding voting shares.

As reported on Schedule 13D, Amendment No. 6, filed on August 15, 2012, by Altimo Coöperatief with the SEC, on August 15, 2012, Altimo Coöperatief purchased (i) 305,000,000 VimpelCom Ltd. common shares from Weather II, (ii) 12,000,000 VimpelCom Ltd. common shares from Natixis and (iii) 3,265,652 VimpelCom Ltd. common shares from a number of other investors. As a result of these transactions, Altimo Coöperatief’s interest in common shares increased from approximately 31.4% to approximately 51.0% of VimpelCom Ltd.’s outstanding common shares, and Altimo Coöperatief’s voting interest increased from approximately 25.0% to approximately 40.5% of VimpelCom Ltd.’s outstanding voting shares. As reported on Schedule 13D, Amendment No. 7, filed on October 5, 2012, by Altimo Coöperatief with the SEC, between August 17, 2012 and October 4, 2012, Altimo Coöperatief purchased 27,213,111 VimpelCom Ltd. common shares of which (i) 23,449,768 were purchased on the open market, (ii) 1,614,474 were purchased on September 4, 2012, from Natixis, (iii) 288,042 were purchased on September 4, 2012, from Thursday Holding and (iv) 1,860,827 were purchased on October 2, 2012, from East Capital. As a result of these transactions, Altimo Coöperatief’s interest in common shares increased from approximately 51.0% to approximately 52.7% of VimpelCom Ltd.’s outstanding common shares, and Altimo Coöperatief’s voting interest increased from approximately 40.5% to approximately 41.9% of VimpelCom Ltd.’s outstanding voting shares. As reported on Schedule 13D, Amendment No. 8, filed on October 29, 2012, by Altimo Coöperatief with the SEC, on October 26, 2012, Altimo Coöperatief agreed to purchase 123,600,000 VimpelCom Ltd. convertible preferred shares from Bertofan Investments Limited within 60 days. As reported on Schedule 13D, Amendment No. 9, filed on December 20, 2012, by Altimo Coöperatief with the SEC, on December 20, 2012 Altimo Coöperatief acquired such shares from Bertofan pursuant to the agreement between the parties. As a result of this transaction, Altimo Coöperatief’s interest in convertible preferred shares increased from approximately 1.1% to approximately 29.7% of VimpelCom Ltd.’s outstanding convertible preferred shares, and Altimo Coöperatief’s voting interest increased from approximately 41.9% to approximately 47.9%.

As reported on Schedule 13D, Amendment No. 10, filed on December 26, 2012 by Altimo Coöperatief with the SEC, on December 21, 2012, Altimo Coöperatief issued notice to VimpelCom Ltd. pursuant to Section 4.3(d) of its bye-laws, stating its present intention to convert 128,532,000 convertible preferred shares to common shares at the ratio of one convertible preferred share to one common share and setting forth a conversion date of April 16, 2013. As reported on Schedule 13D, Amendment No. 12, filed on April 23, 2013 by Altimo Coöperatief with the SEC, on April 16, 2013, Altimo Coöperatief paid to VimpelCom Ltd. a conversion premium of $1,392,644,220 (or $10.835 per share), and Altimo Coöperatief’s 128,532,000 shares of convertible preferred shares automatically converted into 128,532,000 common shares.

As reported on Schedule 13D, Amendment No. 15, filed on February 19, 2014 by Altimo Coöperatief with the SEC, Roniju Holdings Limited (“Roniju”), as of February 18, 2014, directly owned a majority of the shares of Letterone Holdings S.A. and, in such capacity, may have been deemed to be the beneficial owner of 986,572,563 VimpelCom Ltd. common shares. As reported on Schedule 13D, Amendment No. 16, filed on December 18, 2014 by Altimo Coöperatief with the SEC, on December 16, 2014, Roniju completed an internal reorganization, and as part of that reorganization, the shares in Letterone Holdings S.A. owned by Roniju (which constituted a controlling interest in Letterone Overseas Investments Limited and the indirect ownership of the 986,572,563 VimpelCom Ltd. common shares) were transferred to three separate entities.

Based on a review of our register of members maintained in Bermuda, as of March 1, 2015, 100% of our issued common shares were held of record by BNY (Nominees) Limited in the United Kingdom, as agent of The Bank of New York Mellon, for purposes of our ADR program, and 100% of our issued preferred shares were held of record by Telenor East in Norway. It is likely that there are a number of holders of our ADRs in the United States.

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

For more information on our related party transactions, see Note 25 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

On August 25, 2010, Kyivstar entered into an agreement with LLC Miratech Corporation for provision of various IT services to Kyivstar. The payment provisions under this agreement provide for monthly payments based on works performed. The agreement was valid until the end of 2014. Following a competitive tender procedure for the selection of a service provider in 2014, this agreement was extended until December 31, 2017.

A number of our operating companies have roaming agreements with the following mobile operators that are Telenor affiliates: Grameenphone Limited (Bangladesh), Telenor Norge AS (Denmark), Telenor Magyarorszag Zrt. (Hungary), DiGi Telecommunications Sdn. Bhd. (Malaysia), Telenor (Montenegro), Telenor Pakistan (Pvt) Ltd. (Pakistan), Telekom d.o.o. (Serbia), Telenor Sverige AB (Sweden) and Total Access Communication Public Company Limited (dtac) (Thailand).

Related Party Transactions with LetterOne and its Affiliates

Service Agreements

VimpelCom is a party to a General Services Agreement with LetterOne Corporate Advisor Limited, dated December 1, 2010, under which LetterOne Corporate Advisor Limited renders to VimpelCom and its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by LetterOne Corporate Advisor Limited and VimpelCom. VimpelCom pays LetterOne Corporate Advisor Limited annually US$1.5 million for the services. VimpelCom is also party to a Consultancy Deed with LetterOne Corporate Advisor Limited, dated August 21, 2013, under which LetterOne Corporate Advisor Limited provides additional consultancy services to VimpelCom for which VimpelCom pays annually US$3.5 million. The General Services Agreement and Consultancy Deed were originally entered into by VimpelCom and Altimo Management Services Ltd., but the latter was replaced by LetterOne Corporate Advisor Limited pursuant to a Deed of Assignment and Novation dated June 3, 2014.

Related Party Transactions with Alfa Group and its Affiliates

Agreement relating to VimpelCom Ltd. Transaction

CTF Holdings Limited, an affiliate of the Alfa Group and a former affiliate of Storm LLC (a former Kyivstar shareholder), entered into a guarantee dated October 4, 2009 in favor of VimpelCom Ltd., Kyivstar and Storm LLC, pursuant to which CTF Holdings Limited guaranteed Altimo Holdings’ performance of its indemnification obligations in respect of Storm under the Share Exchange Agreement in relation to the VimpelCom Ltd. transaction between certain members of the Alfa Group and certain members of the Telenor Group, dated October 4, 2009 (the “VimpelCom Ltd. SEA”). CTF Holdings Limited’s maximum aggregate liability under the guarantee is limited to US$500.0 million. The guarantee terminated in 2014.

Credit Facilities

Please see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities—VimpelCom Amsterdam B.V. financing” for a description of credit facilities with Alfa-Bank.

Other Transactions

In the ordinary course of business, we maintain some of our bank accounts, and place time deposits with, Alfa-Bank, which is part of the Alfa Group and also a corporate client of OJSC VimpelCom. We also have agreements in place with Alfa Strakhovaniye JSC, which is also part of the Alfa Group, for the provision of insurance coverage.

VimpelCom Ltd. Registration Rights Agreement

The Registration Rights Agreement between VimpelCom, the Telenor Group companies party thereto and the Altimo Group companies party thereto requires us to use our best efforts to effect a registration under the Securities Act, if requested by one of the shareholders party to the VimpelCom Ltd. Registration Rights Agreement, of our securities held by such party in order to facilitate the sale and distribution of such securities in an underwritten offering. Pursuant to the Registration Rights Agreement, on May 23, 2014 we filed a registration statement on Form F-3 with the SEC using a “shelf” registration process, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act. Under this shelf registration process, a selling shareholder may from time to time sell VimpelCom common shares, which may be represented by ADSs, in one or more offerings, upon the filing of one or more prospectus supplements or post effective amendments.

Related Party Transactions with Joint Ventures and Associates

Associates Firma Kurier

OJSC VimpelCom has arrangements in place to receive bill delivery services from Firma Kurier. Firma Kurier was an affiliate of OJSC VimpelCom until August 18, 2014, when OJCS VimpelCom sold its interest in Firma Kurier.

Euroset

OJSC VimpelCom has commercial contracts with Euroset, which became an associate in October 2008. In 2014 OJSC VimpelCom recognized $11.3 million of revenue from Euroset primarily for mobile and fixed line services and from the sale of equipment and accessories. OJSC VimpelCom accrued to Euroset certain expenses totaling US$36.9 million in 2014, primarily dealer commissions and bonuses for services for acquisition of new customers, customer care and receipt of customers’ payments. In addition, OJSC VimpelCom purchased equipment and accessories from Euroset in 2014 for $4.1 million.

SPAL

WIND holds a 33% stake in SPAL TLC S.p.A. (“SPAL”). SPAL is WIND’s largest distributor in terms of points of sale, and SPAL has an exclusive distribution arrangement with WIND through December 31, 2016 which grants SPAL the right to be WIND’s exclusive distributor with respect to retail stores with certain exceptions (e.g., stores having a direct relationship with WIND). In 2014, WIND recognized US$26 million of revenue from SPAL and accrued to SPAL certain expenses totaling US$34 million.

WIND Canada

VimpelCom and GTH provided loans to Wind Canada in aggregate principal amount of US$2.24 billion to fund acquisition of licenses and ongoing operations. On September 16, 2014, VimpelCom and GTH agreed to sell all of their debt and equity interest in Wind Canada to Globalive Capital (formerly AAL Holdings), the controlling shareholder of Wind Canada, and certain investment funds for approximately CAD 135 million, with the proceeds going to VimpelCom in repayment of part of the debt owed to VimpelCom. At the same time, GTH was released from all of its obligations under the related Shareholders Agreement and certain debt obligations of Wind Canada.

Related Party Transactions with supervisory board and management board members

Compensation paid to the supervisory board and management board members is disclosed in “Item 6 —Directors, Senior Management and Employees—B. Compensation”. During 2014 and through the date of this Annual Report, none of our supervisory board and management board members have been involved in any related party transactions with us.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and the financial statements referred to therein.

Legal Proceedings

For information on the legal proceedings our companies are involved in, please see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For details of the investigations by the SEC, DOJ and OM, please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to investigations by the SEC, DOJ and OM, and are conducting an internal investigation. We are unable to predict the duration, scope or results of these investigations or their impact on us.”

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

In November 2014, we announced the payment of a dividend of US$0.035 per common share. The dividends were paid in December 2014.

We cannot assure you we will continue to pay dividends on our common shares and ADSs in the future and any decision by our company not to pay dividends or to reduce dividend payments in the future could adversely affect the value of our common shares or ADSs. For more information regarding certain risks involved in connection with the recommendation and payment of dividends, please see “Item 10—Additional Information—B. Memorandum and Articles of Association—Dividends and Dividend Rights,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—As a holding company, VimpelCom depends on the performance of its subsidiaries” and “—Risks Related to the Ownership of Our ADSs—Various factors may hinder the declaration and payment of dividends.”

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

Year Ended December 31	High		Low
2010:
Annual	US$	17.56	US$	13.96

2011:
Annual	US$	15.69	US$	9.16

2012:
Annual	US$	12.50	US$	7.23

2013:
First Quarter	US$	12.55	US$	10.57
Second Quarter	US$	12.42	US$	9.65
Third Quarter	US$	11.75	US$	9.79
Fourth Quarter	US$	14.55	US$	11.75

2014:
First Quarter	US$	12.72	US$	8.49
Second Quarter	US$	9.19	US$	7.54
Third Quarter	US$	8.94	US$	7.11
Fourth Quarter	US$	6.86	US$	3.29

Months
September 2014	US$	8.94	US$	7.11
October 2014	US$	6.86	US$	5.69
November 2014	US$	6.40	US$	5.25
December 2014	US$	5.12	US$	3.29
January 2015	US$	4.28	US$	3.43
February 2015	US$	5.48	US$	4.12

B.	Plan of Distribution

Not required.

C.	Markets

Our ADSs are listed and traded on NASDAQ under the symbol “VIP.” NASDAQ is the principal trading market for the ADSs.

D.	Selling Shareholders

Not required.

E.	Dilution

Not required.

F.	Expenses of the Issue

Not required.

ITEM 10.	Additional Information

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

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

Our bye-laws are split into two distinct sets of bye-laws: Section A and Section B. Section A of our bye-laws were in effect until the October 4, 2009 shareholders agreement among Altimo, Telenor and us in relation to our company (the “VimpelCom Shareholders Agreement”) terminated on December 10, 2011. Termination of the VimpelCom Shareholders Agreement caused Section B of our bye-laws to automatically come into force to the exclusion of Section A of our bye-laws. References to our bye-laws in the following sections of this Item 10 are to Section B of our bye-laws.

Issued Share Capital

As of December 31, 2014, our authorized share capital is divided into common shares, par value US$0.001, of which 2,759,171,827 are authorized and 1,756,731,135 are issued, and convertible preferred shares, par value US$0.001, of which 305,000,000 are authorized and issued.

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

All rights of any share of any class held in treasury are suspended and may not be exercised while the share is held by the company in treasury.

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

In addition to those matters required by Bermuda law or the NASDAQ rules to be approved by a simple majority of shareholders at any general meeting, the following actions require the approval of a simple majority of the votes cast at any general meeting:

•	any sale of all or substantially all of our assets;

•	the appointment of an auditor; and

•	removal of directors.

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

The supervisory board generally delegates management of our company to the management board which sub-delegates management to the CEO, subject to certain material business decisions that are reserved to the supervisory board. The management board consists of the CEO and other senior executives. The CEO has exclusive authority to identify and recommend our senior executives to the supervisory board for the supervisory board’s ratification.

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

Interested Party Transactions

The supervisory board and the management board have the right to approve transactions with interested parties, subject to Bermuda law. Prior to approval by the supervisory board or the management board, as the case may be, on such transaction, all interests must be fully disclosed. An interested director may participate in the discussion and vote on such a transaction, unless otherwise restricted by applicable law or in accordance with our bye-laws.

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

Income and capital gains taxes

For purposes of this section, you are a “Non-resident holder” if you satisfy the following tests:

(a) you are neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be;

(b) your ADSs and any benefits derived or deemed to be derived therefrom have no connection with your past, present or future employment, management activities and functions or membership of a management board (bestuurder) or a supervisory board (commissaris);

(c) your ADSs do not form part of a substantial interest or a deemed substantial interest in VimpelCom within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001); and

(d) if you are not an individual, no part of the benefits derived from your ADSs is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

Generally, if you hold an interest in VimpelCom, such interest forms part of a substantial interest or a deemed substantial interest in VimpelCom if any one or more of the following circumstances is present:

(1) You alone or, if you are an individual, together with your partner, if any, own, or are deemed to own, directly or indirectly, either a number of shares in VimpelCom representing 5.0% or more of its total issued and outstanding capital (or the issued and outstanding capital of any class of its shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing 5.0% or more of its total issued and outstanding capital (or the issued and outstanding capital of any class of its shares), or profit participating certificates (winstbewijzen) relating to 5.0% or more of its annual profit or to 5.0% or more of its liquidation proceeds.

(2) You have acquired or are deemed to have acquired your shares, profit participating certificates or rights to acquire shares in VimpelCom under a non-recognition provision.

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

If you are a Non-resident holder of ADSs, you will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by you from your ADSs, including any capital gain realized on the disposal thereof, except in the following circumstances:

(1) if you derive profits from an enterprise directly, or pursuant to a co-entitlement to the net value of such enterprise, other than as a holder of securities, which enterprise either is managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative which is taxable in the Netherlands, and your ADSs are attributable to such enterprise; or

(2) if you are an individual and you derive benefits from your ADSs that are taxable as benefits from miscellaneous activities in the Netherlands.

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

4.	it does not perform a similar function as an investment institution (beleggingsinstelling) as meant by article 6a or article 28 of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

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

As of December 31, 2014 and 2013, the largest currency exposure risks for the group as a whole were in relation to the Russian ruble, the Euro, the Algerian dinar, the Pakistani rupee, the Bangladeshi taka, the Ukrainian hryvnia, the Kazakh tenge and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

We hold part of our readily available cash in subsidiaries in U.S. dollars in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and Euros to manage part of this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, Euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia, Kazakh tenge or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Fluctuations in the value of the Russian ruble, Euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia, Kazakh tenge or Uzbek som against the U.S. dollar could adversely affect VimpelCom’s financial condition and results of operations due to potential revaluation of U.S. dollar denominated indebtedness affecting net income through foreign exchange gain/loss.

Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. For more information on risks associated with currency exchange rates, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks.”

The following table summarizes information, as of December 31, 2014, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, primarily represented by foreign currency denominated debt obligations:

	Aggregate nominal amount of total debt denominated in foreign currency outstanding as of December 31,					Fair Value as of December 31, 2014
	2015	2016	2017	2018	2019
Total debt:
Fixed Rate (US$)	3,400.9	2,300.8	2,300.6	1,300.5	1,000.3	3,154.7
Average interest rate	8.1%	8.5%	8.5%	8.0%	7.7%
Fixed Rate (RUB)	213.3	213.3	213.3	—	—	146.8
Average interest rate	9.0%	9.0%	9.0%	—	—
Fixed Rate (other currencies)	11.6	10.8	—	—	—	12.8
Average interest rate	14.2%	14.2%	—	—	—
Variable Rate (US$)	14.5	—	—	—	—	95.1
Average interest rate	2.3%	—	—	—	—
Variable Rate (other currencies)	—	—	—	—	—	—
Average interest rate	—	—	—	—	—
	3,640.3	2,524.8	2,513.9	1,300.5	1,000.3	3,409.5
In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

As of December 31, 2014, the interest rate risk on the financing of our group was limited as 76% of the group’s total debt was fixed rate debt.

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

From January 1, 2014 to December 31, 2014, the depositary reimbursed expenses of approximately US$100,000 for maintenance costs for the ADRs, and reimbursed to us or paid on our behalf approximately US$900,000 for investor relationship programs or special investor relations promotional activities.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not required.

ITEM 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, or “CEO,” and Chief Financial Officer, or “CFO,” of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. These disclosure controls and procedures include our Disclosure Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure Review Committee also provides an additional verification of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation, our CEO and CFO have concluded that as of December 31, 2014, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2014. In making its assessment, our management has utilized the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and the Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act.

As a result of management’s assessment of our internal control over financial reporting as of December 31, 2014, management concluded that our internal control over financial reporting was effective.

Remediation of Material Weaknesses

We previously reported material weaknesses that were identified as of December 31, 2013 relating to the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified as of December 31, 2013 did not result in a material misstatement of our consolidated financial statements. The material weaknesses resulted from a lack of control in the CIS business unit regarding procurement processes, capitalization of fixed assets and review of results of operations by headquarters personnel to permit the timely detection of circumvention or overriding of internal control over financial reporting. During 2014, we took a number of remediation measures to address the previously identified material weaknesses.

•

We remediated our procedures related to contract verification and fixed asset controls within the CIS business unit and carried out additional procedures to compensate for the effect of such matters on our financial reporting.

•

We appointed a Group Director Financial Planning & Analysis who reports directly to our CFO to further improve the company’s analytical review controls and review the results from the CIS business unit on a disaggregated country level basis.

•

We engaged counsel to conduct an investigation of our operations in Uzbekistan and additional countries and a component of this investigation has focused on our internal control over financial reporting.

•

We retained external advisors to assist in the design and implementation of remediation activities, and have implemented recommendations made by them relating to our internal control over financial reporting.

•	We enhanced our compliance team at our headquarters in Amsterdam and throughout the group, with compliance officers and coordinators at all of our business units and covering all our operations.

•

We implemented our Group Governance Policy Manual which lays out the delegated authority levels for certain types of spend and circumstances. In addition we updated our Group Procurement Policy and updated tendering procedures.

We believe that these efforts have addressed the previously reported material weaknesses that could have affected our internal control over financial reporting during the year ended December 31, 2014.

(c) Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers Accountants N.V. (“PwC”), our company’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of the company’s internal controls over financial reporting as of December 31, 2014, a copy of which appears in Item 18.

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

The supervisory board has determined that Trond Ø Westlie, a member of our audit committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Mr. Westlie is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Mr. Westlie’s experience, please see “Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management—Supervisory Board—Trond Ø Westlie.”

ITEM 16B.	Code of Ethics

On December 1, 2012, we enacted a groupwide Code of Conduct, including a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which applied to employees, officers and directors of VimpelCom. VimpelCom also expects compliance by its business partners with the principles set forth in the Code of Conduct. The new Code of Conduct replaced our code of ethics which was in place prior to December 1, 2012. The Code of Conduct provides group-wide standards designed primarily to deter wrongdoing and promote honest and ethical conduct, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of violations and accountability for adherence to the code. All employees, officers and directors of VimpelCom are required to acknowledge having read and understood the contents of the Code of Conduct. Our Code of Conduct in force is available on our website at http://www.vimpelcom.com. We will disclose any amendment to the provisions of such code of ethics or any waiver that our supervisory board may grant on our website at the same address.

ITEM 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers Accountants N.V. have served as our independent public accountants for the fiscal year ended December 31, 2014, and Ernst & Young Accountants LLP have served as our independent public accountants for the fiscal year ended December 31, 2013, the years for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Accountants N.V. and their member firms in 2014 and Ernst & Young Accountants LLP and their affiliates in 2013.

	Year ended December 31,
	2014		2013
	(In millions)
Audit Fees	US$	9.1	US$	14.0
Audit-Related Fees	US$	0.8	US$	0.5
Tax Fees	US$	1.6	US$	0.0
All Other Fees	US$	2.9	US$	0.3

Total	US$	14.4	US$	14.8

Audit Services

Audit services mainly consisted of the audit of the consolidated financial statements as of and for the years ended December 31, 2014 and 2013, the review of quarterly consolidated financial statements and services provided in connection with regulatory and statutory filings, including comfort letters, consents and Sarbanes-Oxley Section 404 attestation services.

Audit-related Services

Audit-related services are assurance and related services which are reasonably related to the performance of audit or review and generally include advisory services regarding specific regulatory filings and reporting procedures and other agreed-upon services related to accounting and billing records.

Tax Services

Tax services consisted of permissible review of tax compliance, services for preparation of corporate and personal income tax returns for statutory tax purposes and tax-related surveys.

Other Services

Other services include permissible strategy advisory, consulting and survey services as well as agreed-upon procedures not related to accounting and billing records.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required the company to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, the company’s audit committee pre-approves the engagement terms and fees of VimpelCom’s independent public accountant for audit and non-audit services, including tax services. The company’s audit committee pre-approved the engagement terms and fees of PricewaterhouseCoopers Accountants N.V. and its affiliates for all services performed for the fiscal year ended December 31, 2014.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.	Change in Registrant’s Certifying Accountant

As disclosed in VimpelCom Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013, at a meeting held on December 17, 2013, the Audit Committee of the company’s Supervisory Board recommended to the Supervisory Board that the Supervisory Board propose to VimpelCom’s shareholders the engagement of PricewaterhouseCoopers Accountants N.V. (“PwC”) as its independent registered public accounting firm for the fiscal year ending December 31, 2014. At the same meeting, the company’s Supervisory Board decided to ask Ernst & Young Accountants LLP (“EY”) to resign as the company’s independent registered public accounting firm.

On June 12, 2014, EY provided VimpelCom Ltd. a resignation letter to resign as the company’s auditor with effect as of the same day.

On July 28, 2014, the company’s shareholders approved the appointment of PwC as the company’s auditor. The recommendation to appoint PwC was the result of a tender process performed by the company’s Supervisory Board as part of the company’s regular review of its external auditor.

The report of EY on the company’s financial statements for the year ended December 31, 2012 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audit of the company’s financial statements for the year ended December 31, 2013, material weaknesses were identified related to the company’s procurement process, capitalization of fixed assets and oversight of the CIS business unit and individual countries therein by headquarters personnel.

In connection with the audits of the company’s financial statements for each of the two fiscal years ended December 31, 2013 and December 31, 2012 and in the subsequent interim period through June 12, 2014, there were no disagreements with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of EY would have caused EY to make reference to the matter in their report.

The company has requested EY to furnish it a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of that letter, dated March 24, 2015 is filed as Exhibit 15.3 to this Form 20-F.

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

In accordance with NASDAQ listing rule 5615(a)(3)(B), the following is a summary of the “home country practices” in Bermuda that we follow in lieu of the relevant NASDAQ listing rules.

Director Independence

NASDAQ listing rule 5605(b)(1) provides that each U.S. company listed on NASDAQ must have a majority of independent directors, as defined in the NASDAQ rules. Bermuda corporate law does not require that we have a majority of independent directors. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement, and we do not currently have a majority of independent directors, as defined in the NASDAQ rules.

Executive Sessions

NASDAQ listing rule 5605(b)(2) requires that the independent directors, as defined in the NASDAQ rules, of a U.S. company listed on NASDAQ meet at regularly scheduled executive sessions at which only such independent directors are present. Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement and our internal corporate governance rules and procedures do not currently require independent directors to meet at regularly scheduled executive sessions.

Our board does not, however, include any members of our management, and, from time to time, the board has requested that management not be present for portions of board meetings in order to allow the board to serve as a more effective check on management.

Independent Director Oversight of Director Nominations

NASDAQ rule 5605(e)(1) requires that director nominees of U.S. listed companies are selected, or recommended for the board’s selection, either by (1) a majority of the board’s independent directors, as defined in the NASDAQ rules, in a vote in which only such independent directors participate or (2) a nominations committee composed solely of independent directors, as defined in the NASDAQ rules. Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement regarding independent director oversight of director nominations. Our nominating and corporate governance committee is responsible for identifying and selecting candidates to serve as directors, but it is not composed solely of independent directors, as defined in the NASDAQ rules.

Compensation Committee

NASDAQ rule 5605(d)(2) requires that U.S. listed companies have a compensation committee with at least two members and composed entirely of independent directors, as defined in the NASDAQ rules. In addition, the NASDAQ rules require a U.S. listed company’s compensation committee to have a charter that meets the requirements of rule 5605(d)(1) and the responsibilities and authorities listed in rule 5605(d)(3). Bermuda corporate law does not impose any such requirements on our company. As a foreign private issuer, we are exempt from complying with the NASDAQ requirements described in this paragraph. However, our supervisory board has established a compensation committee, which currently comprises three directors and acts in an advisory capacity to our supervisory board with respect to compensation issues. The compensation committee is responsible for approving the compensation of the directors, officers and employees of VimpelCom and its subsidiaries, our employee benefit plans, any equity compensation plans of VimpelCom and its subsidiaries, and any contract relating to a director, officer or shareholder of our company or any of our subsidiaries or their respective family members or affiliates.

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

Audit Committee

NASDAQ rule 5605(c)(2)(A) requires that U.S. listed companies have an audit committee composed of at least three members, each of whom is an independent director, as defined in the NASDAQ rules. Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement to have an audit committee with at least three members, each of whom is an independent director, as defined in the NASDAQ rules. However, our audit committee currently comprises three directors, all of whom meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act. The audit committee is responsible for, among other things, the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors.

Equity Compensation Plans

NASDAQ rule 5635(c) requires that U.S. listed companies give shareholders an opportunity to vote on all stock option or other equity compensation plans and material amendments thereto (with specific exceptions). Bermuda corporate law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement, and no equity compensation plans have been submitted for approval by our shareholders.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of this Item.

ITEM 18.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

OF VIMPELCOM LTD.

ITEM 19.	Exhibits

List of Exhibits.

		Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith

1.1	Bye-laws of VimpelCom Ltd. adopted on April 20, 2010 and Amended and Restated on September 25, 2013	6-K	001-34694	99.2	9/27/2013

2.1	Form of Deposit Agreement (common shares) between VimpelCom Ltd. and The Bank of New York Mellon, as depositary	F-4	333-164770	4.1	2/8/2010

2.2	Agreement to furnish instruments relating to long-term debt					*

2.3	Registration Rights Agreement, dated as October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS	F-4	333-164770	2.3	2/8/2010

2.4	Assignment, Assumption and Amendment Agreement to the Registration Rights Agreement, dated as of November 27, 2013, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS, Telenor East Invest AS and Telenor East Holding II AS	13D	005-85442	99.1	12/5/2013

2.5	Indenture, dated as of April 23, 2014, by and among Wind Acquisition Finance S.A., WIND Telecomunicazioni S.p.A., BNY Mellon Corporate Trustee Services Limited, The Bank of New York Mellon, London Branch, The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A.	20-F	001-34694	2.5	5/15/2014

2.6	Indenture, dated as of July 10, 2014 by and among Wind Acquisition Finance S.A., WIND Telecomunicazioni S.p.A., Deutsche Bank Trust Company Americas, Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A.					*

4.1	Form of Indemnification Agreement	20-F	001-34694	4.5	6/30/2011

4.2	Executive Investment Plan	S-8	333-180368	4.3	3/27/2012

4.3	Director Investment Plan	S-8	333-183294	4.3	8/14/2012

8	List of Subsidiaries					*

Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350					*

15.1	Consent of PricewaterhouseCoopers Accountants N.V.					*

15.2	Consent of Ernst & Young Accountants LLP					*

15.3	Letter from Ernst & Young Accountants LLP on Item 16 F					*

99.1	Glossary of Terms					*

99.2	Regulation of Telecommunications					*

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

VIMPELCOM LTD.

By:	/s/ Jo Lunder
Name:	Jo Lunder
Title:	Chief Executive Officer

Date:	March 24, 2015

Consolidated financial statements

VimpelCom Ltd.

As of 31 December 2014 and 2013 and

for the three years ended 31 December

2014, 2013 and 2012.

Report of Independent Registered Public Accounting Firm

To: The Supervisory Board and Shareholders of VimpelCom Ltd. (“the Company”)

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows, present fairly, in all material respects, the financial position of VimpelCom Ltd. and its subsidiaries at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Amsterdam, 24 March 2015

PricewaterhouseCoopers Accountants N.V.

/s/ F.P. Izeboud RA CPA

F.P. Izeboud RA CPA

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of VimpelCom Ltd.

We have audited the accompanying consolidated statements of financial position of VimpelCom Ltd. as of December 31, 2013 and the related consolidated income statements and statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of VimpelCom Ltd.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VimpelCom Ltd. at December 31, 2013 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young Accountants LLP

Amsterdam, The Netherlands

May 15, 2014

VimpelCom Ltd.

Consolidated income statements

for the years ended 31 December 2014, 2013 and 2012

		Years ended 31 December
	Note	2014	2013	2012
(In millions of US dollars, except per share amounts)
Service revenue		18,725	21,529	22,122
Sale of equipment and accessories		519	725	677
Other revenue	8	383	292	262

Total operating revenue	7	19,627	22,546	23,061

Operating expenses
Service costs		4,381	5,133	5,439
Cost of equipment and accessories		551	780	693
Selling, general and administrative expenses	9	6,725	8,373	7,161
Depreciation	15	2,839	3,050	2,926
Amortization	16	1,479	1,791	2,080
Impairment losses	10	992	2,973	386
Loss on disposals of non-current assets	15	74	100	205

Total operating expenses		17,041	22,200	18,890

Operating profit		2,586	346	4,171

Finance costs		2,026	2,150	2,029
Finance income		(54)	(91)	(154)
Other non-operating losses	11	152	172	75
Shares of loss of associates and joint ventures accounted for using the equity method	12	38	159	9
Net foreign exchange loss/ (gain)		605	(20)	(70)

(Loss)/profit before tax		(181)	(2,024)	2,282

Income tax expense	13	722	2,064	906

(Loss)/ profit for the year		(903)	(4,088)	1,376

Attributable to:
The owners of the parent		(647)	(2,625)	1,539
Non-controlling interest		(256)	(1,463)	(163)

		(903)	(4,088)	1,376

Earnings per share
Basic, (loss)/earnings for the year attributable to ordinary equity holders of the parent	14	$(0.37)	$(1.53)	$0.95
Diluted, (loss)/earnings for the year attributable to ordinary equity holders of the parent	14	$(0.37)	$(1.53)	$0.95

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of comprehensive income

for the years ended 31 December 2014, 2013 and 2012

		Year ended 31 December
	Note	2014	2013	2012
(In millions of US dollars)
(Loss)/ profit for the year		(903)	(4,088)	1,376

Other comprehensive income to be reclassified to profit or loss in subsequent periods
Share of foreign currency translation of associates and joint ventures accounted for using the equity method (net of tax in 2014 of USD nil, 2013 of USD nil and 2012 of USD nil)		(169)	(15)	17
Net movement on cash flow hedges (net of tax in 2014 of USD 5, 2013 of USD 10 and 2012 of USD 15)	17	145	100	(76)
Foreign currency translation		(4,054)	(550)	(63)

Other comprehensive loss for the year, net of tax		(4,078)	(465)	(122)

Total comprehensive (loss)/income for the year, net of tax		(4,981)	(4,553)	1,254

Attributable to:
The owners of the parent		(4,633)	(3,156)	1,519
Non-controlling interests		(348)	(1,397)	(265)

		(4,981)	(4,553)	1,254

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of financial position

As of 31 December 2014 and 2013

	Note	2014	2013*
(In millions of US dollars)
Assets
Non-current assets
Property and equipment	15	11,849	15,493
Intangible assets	16	7,717	9,837
Goodwill	10	10,285	14,709
Investments in associates and joint ventures	12	265	449
Deferred tax assets	13	575	294
Other financial assets	17	602	262
Non-current income tax assets	13	91	52
Other non-financial assets	18	26	18

Total non-current assets		31,410	41,114

Current assets
Inventories	19	117	192
Trade and other receivables	17, 20	1,886	2,407
Other non-financial assets	18	797	790
Current income tax asset	13	219	335
Other financial assets	17	266	440
Cash and cash equivalents	21	6,342	4,454

Total current assets		9,627	8,618

Assets classified as held for sale	6	5	142

Total assets		41,042	49,874

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	22,23	5,006	9,733
Non-controlling interests		(1,030)	(655)

Total equity		3,976	9,078

Non-current liabilities
Financial liabilities	17	23,936	26,802
Provisions	24	527	417
Other non-financial liabilities	18	401	433
Deferred tax liability	13	1,637	1,641

Total non-current liabilities		26,501	29,293

Current liabilities
Trade and other payables	17	4,007	4,860
Other non-financial liabilities	18	1,930	2,101
Other financial liabilities	17	3,188	2,426
Current income tax payable	13	72	166
Provisions	24	1,368	1,880

Total current liabilities		10,565	11,433

Liabilities associated with assets held for sale	6	—	70

Total equity and liabilities		41,042	49,874

*	Adjusted to reflect the adoption of IAS 32 Offsetting Financial Assets and Financial Liabilities as described in Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of changes in equity

for the years ended 31 December 2014, 2013 and 2012

(In millions of US dollars)	Note	Number of shares	Issued capital	Capital Surplus	Treasury shares	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interest	Total equity
As of 1 January 2012		1,618,120,527	2	11,545	(213)	(133)	3,909	(1,073)	14,037	865	14,902
Profit for the period			—	—	—	—	1,539	—	1,539	(163)	1,376
Total other comprehensive income /(loss)			—	—	—	(76)	—	56	(20)	(102)	(122)

Total comprehensive income			—	—	—	(76)	1,539	56	1,519	(265)	1,254

Dividends			—	—	—	—	(1,295)	—	(1,295)	(26)	(1,321)
Acquisitions			—	(10)	—	—	—	—	(10)	1	(9)
Divestments			—	—	—	—	—	—	—	(42)	(42)
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control			—	—	—	(12)	—	(5)	(17)	(34)	(51)
Other changes		1,082,151	—	1	9	—	—	2	12	4	16
As of 31 December 2012		1,619,202,678	2	11,536	(204)	(221)	4,153	(1,020)	14,246	503	14,749

(In millions of US dollars)	Note	Number of shares	Issued capital	Capital Surplus	Treasury shares	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interest	Total equity
As of 1 January 2013		1,619,202,678	2	11,536	(204)	(221)	4,153	(1,020)	14,246	503	14,749
Profit/(loss) for the period			—	—	—	—	(2,625)	—	(2,625)	(1,463)	(4,088)
Total other comprehensive income /(loss)			—	—	—	100	12	(643)	(531)	66	(465)

Total comprehensive income /(loss)			—	—	—	100	(2,613)	(643)	(3,156)	(1,397)	(4,553)

Preferred shares conversion		128,532,000	—	1,392	—	—	—	—	1,392	—	1,392
Dividends			—	—	—	—	(2,780)	—	(2,780)	—	(2,780)
Acquisitions	6		—	(7)	—	(12)	(21)	—	(40)	53	13
Divestments	6		—	—	—	—	(25)	—	(25)	25	—
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control	17		—	—	—	91	—	(10)	81	161	242
Other changes		509,061	—	9	6	—	—	—	15	—	15
As of 31 December 2013		1,748,243,739	2	12,930	(198)	(42)	(1,286)	(1,673)	9,733	(655)	9,078

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of changes in equity (continued)

(In millions of US dollars)	Note	Number of shares	Issued capital	Capital Surplus	Treasury shares	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interest	Total equity
As of 1 January 2014		1,748,243,739	2	12,930	(198)	(42)	(1,286)	(1,673)	9,733	(655)	9,078
Loss for the period			—	—	—	—	(647)	—	(647)	(256)	(903)
Total other comprehensive income/(loss)			—	—	—	138	—	(4,124)	(3,986)	(92)	(4,078)

Total comprehensive income/(loss)			—	—	—	138	(647)	(4,124)	(4,633)	(348)	(4,981)

Dividends			—	—	—	—	(58)	—	(58)	(21)	(79)
Acquisition of non-controlling interest			—	—	—	—	—	—	—	4	4
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control	17		—	—	—	(7)	—	(39)	(46)	(10)	(56)
Exercise of stock options		354,407	—	—	7	(4)	—	—	3	—	3
Share-based payment transactions			—	7	—	(1)	1	—	7	—	7
As of 31 December 2014		1,748,598,146	2	12,937	(191)	84	(1,990)	(5,836)	5,006	(1,030)	3,976

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statements of cash flows

For the years ended 31 December 2014, 2013 and 2012

		Year ended 31 December
(In millions of US dollars)	Note	2014	2013	2012
Operating activities
(Loss)/ profit for the year		(903)	(4,088)	1,376
Income tax expense	13	722	2,064	906

Profit/(loss) before tax		(181)	(2,024)	2,282

Non-cash adjustment to reconcile profit/(loss) before tax to net cash flows from operating activities:
Depreciation	15	2,839	3,050	2,926
Amortization	16	1,479	1,791	2,080
Impairment losses	10	992	2,973	386
Loss on disposals of non-current assets	18	74	100	205
Finance costs		2,026	2,150	2,029
Finance income		(54)	(91)	(154)
Other non-operating (gains)/ losses	11	152	172	75
Shares of loss of associates and joint ventures accounted for using the equity method	12	38	159	9
Net foreign exchange loss/ (gain)		605	(20)	(70)
Movements in provisions and pensions		169	1,463	36
Operating profit before working capital adjustments		8,139	9,723	9,804
Working capital adjustments:
Change in trade and other receivables and prepayments		(174)	270	10
Change in inventories		19	(44)	14
Change in trade and other payables		135	(286)	421

		(20)	(60)	445
Interest paid		(2,157)	(2,084)	(2,144)
Interest received		47	37	383
Income tax paid		(730)	(1,265)	(1,231)

Net cash flows from operating activities		5,279	6,351	7,257

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		22	40	42
Purchase of property, plant and equipment and intangible assets		(4,489)	(3,955)	(3,886)
Proceeds from sale of investment in and loan to associate		110	—	—
Loans granted to associates		(23)	(118)	(189)
Change in short-term deposits and other financial assets	17	332	(316)	107
Disposal of subsidiaries, net of cash disposed	6	69	83	(75)
Acquisition of subsidiaries, net of cash acquired		—	2	—
Other		2	51	(7)

Net cash flows used in investing activities		(3,977)	(4,213)	(4,008)

Financing activities
Proceeds from borrowings, net of fees paid(1)		16,738	5,587	3,094
Repayment of borrowings		(15,322)	(5,487)	(3,650)
Dividends paid to equity holders of the parent		(71)	(4,055)	—
Dividends paid to non-controlling interests		(19)	—	(26)
Proceeds from issuance of share capital		—	1,392	—
Other		3	(12)	(5)

Net cash flows used in/ from financing activities		1,329	(2,575)	(587)

Net increase/(decrease) in cash and cash equivalents		2,631	(437)	2,662
Net foreign exchange difference		(743)	(58)	(38)
Cash and cash equivalents at beginning of period	21	4,454	4,949	2,325

Cash and cash equivalents at end of period(2)	21	6,342	4,454	4,949

(1)	Fees paid during 2014 were USD 727 (2013: USD 41, 2012: USD94)

(2)	The cash balances as of 31 December 2014 in Algeria of USD 2,732 (2013: 2,651), Uzbekistan of USD 532 (2013: USD 256) and Ukraine of USD 116 (2013: nil) are restricted due to local government or central bank regulations.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to consolidated financial statements

1 General information

VimpelCom Ltd. (“VimpelCom”, the “Company”, and together with its consolidated subsidiaries the “Group” or “we”) was incorporated in Bermuda on 5 June 2009. The registered office of VimpelCom is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VimpelCom’s headquarters and principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.

The consolidated financial statements are presented in United States dollars (“U.S. dollar” or “USD”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.

VimpelCom’s ADSs are listed on the NASDAQ Stock Market.

The Company’s largest shareholders, LetterOne Holdings S.A. (“LetterOne”) and Telenor ASA (“Telenor”), and their respective affiliates, beneficially own, in the aggregate, approximately 90.9% of our outstanding voting shares.

VimpelCom earns revenue by providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. As of 31 December 2014, the Company operated telecommunications services in Russia, Italy, Algeria, Kazakhstan, Ukraine, Pakistan, Bangladesh, Armenia, Tajikistan, Uzbekistan, Georgia, Kyrgyzstan and Laos. The Company also holds equity shareholdings in a company operating in Zimbabwe.

The consolidated financial statements of the Company for the year ended 31 December 2014 were authorized for issue in accordance with a resolution of the Audit Committee of the Supervisory Board on 17 March 2015, acting under authority delegated to the Audit Committee from the Supervisory Board.

In April 2014, the Group signed a Share Purchase Agreement (“SPA”) under which it agreed to sell a non-controlling 51% stake in Omnium Telecom Algeria S.p.A. (“OTA”). The transaction closed on 30 January 2015. See Notes 6 and 26 for further information about this transaction.

During 2014, the Company also successfully completed the disposals of its equity shareholding in the Globalive group of companies in Canada, and Telecel Globe which included operations in Central African Republic and Burundi. See Note 6 for further details about these transactions.

In July 2014, VimpelCom completed a refinancing of WIND Group which improved the capital structure of its indirectly owned subsidiaries WIND Telecomunicazioni S.p.A. (“WIND”) and Wind Acquisition Finance S.A. (“WAF”). See Note 17 for more details.

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

The preparation of these consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these estimates and assumptions affects the amounts reported in the statement of financial position, the income statement, statement of cash flows, statement of changes in equity as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.

Application of certain accounting principles requires a higher degree of subjectivity when making judgments and changes in the underlying conditions could significantly affect the consolidated financial statements. Note 4 below includes further discussion of certain critical accounting estimates.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the group’s accounting policies.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

3.Significant accounting policies

New accounting pronouncements adopted by the Company in 2014

VimpelCom adopts new IFRSs by following the transitional requirements of each new standard.

The following new IFRS has been adopted by VimpelCom as of 1 January 2014 but had no material impact on the Group’s financial position or financial performance :

•

Amendment to IAS 32, ‘Financial instruments: Presentation’ on offsetting financial assets and financial liabilities. These amendments permit financial assets and liabilities to be offset against each other for balance sheet presentation only where a currently existing, legally enforceable, unconditional right of offset applies to all counterparties of the financial instruments in all situations, including both normal operations and insolvency. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous.

VimpelCom enters into interconnect contracts with various counterparties that are settled on a net basis in the normal course of business. However, following Russian legislation net settlement is not possible in the event of bankruptcy of a counterparty. Consequently, the offsetting of the respective financial assets and liabilities relevant for the Russian jurisdiction is not allowed in the light of the amendments to IAS 32. As a result of the retrospective application of the amendments to IAS 32, the outstanding receivables and payables balances under the interconnect contracts included in the 31 December 2013 statement of financial position presented as comparative information in these consolidated financial statements have been presented on a gross basis leading to the increase of the trade and other receivables and trade and other payables by USD 127. No additional statement of financial position as of 1 January 2013 is presented because the application of the amendments to IAS 32 did not result in a change of equity in any of the prior periods.

•

Annual Improvements to IFRSs 2012-2014 Cycle (early adoption). Annual improvements set out amendments to IFRS and the related Bases for Conclusions and guidance made during the IASB’s Annual Improvements process. The amendments are mandatory for annual periods beginning on or after 1 January 2016. Earlier application is permitted. The main change stemming from this Improvements Cycle early adopted by the Group pertains to disclosures with respect to Offsetting Arrangements as defined in IFRS 7 that are no longer required for the interim periods. There is no impact on the financial position or performance of the Group. Also, no disclosures in the annual IFRS consolidated financial statements are affected by this early adoption.

•

Amendment to IAS 39, ‘Financial instruments: Recognition and measurement’ on the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to ‘over-the-counter’ derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The group has applied the amendment and there has been no impact.

•

IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provisions’. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognised. The Group verified the accounting for significant levies and no impact was concluded.

Other standards, amendments and interpretations that are effective for the financial year beginning on 1 January 2014 are not relevant to the Group.

New accounting pronouncements not yet adopted by the Company

The following are standards that are issued, but not yet effective, up to the date of the issuance of the Group’s financial statements, and which have not been early adopted by the Company:

•

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted. The Group is in the process of assessing the impact of IFRS 15.

•

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Group has yet to assess IFRS 9’s impact.

Future changes in IFRS

IFRSs are undergoing a process of revision, with a view to increasing harmonization of accounting rules internationally. Proposals to issue new or revised IFRSs, as yet unpublished, on financial instruments, revenue recognition, leases and other topics may change standards and may therefore affect the accounting policies applied by VimpelCom in future periods.

Business combinations

Business combinations are accounted using the acquisition method of accounting. Accordingly, the cost of the acquisition, or the total consideration transferred, is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, contingent consideration given and equity instruments issued by the Group in exchange for control of the acquiree and the amount of any non-controlling interest in the acquiree. The aggregate consideration transferred is allocated to the underlying assets acquired, including any intangible assets identified, and liabilities assumed based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, licenses and other assets’ lives and market multiples, among other items. The results of operations of acquired businesses are included in the consolidated financial statements from the date of acquisition.

For each business combination, VimpelCom elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition costs are expensed as incurred in the income statement.

If the business combination is achieved in stages, the value of the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date and the difference is recognized through profit or loss. Furthermore, goodwill is only recognized at the time when the Group obtains control over the entity. Goodwill is initially measured at cost, being the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the fair value of the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. After initial recognition, goodwill is carried at cost less any accumulated impairment losses.

If the consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Goodwill is not amortized, but is tested for impairment on at least an annual basis or when impairment indicators are observed.

The Group may enter into business combinations which include options (call, put, or a combination of both) over the shares of the non-controlling interest. The Group considers such options to assess possible implications, if any, on control.

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

Investment in associates and joint ventures

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee without control or joint control over those policies, and significant influence is assumed if the Group holds, directly or indirectly, 20% or more but less than 50% of the voting power of the investee, unless it can be clearly demonstrated that it does not have significant influence. The Group has interests in joint ventures as a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

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

Upon loss of significant influence, the Group measures and recognises its remaining investment in an associate at its fair value unless the investment should be accounted for as a joint venture, i.e. equity method of accounting. Any difference between the carrying amount of the retained interest and the fair value thereof and any proceeds from a disposal is recognized in profit or loss.

Foreign currency translation

The consolidated financial statements of the Group are presented in US dollars. Each entity in the Group determines its own functional currency and amounts included in the financial statements of each entity are measured using that functional currency.

In 2014 the functional currency of the Company’s operations in Uzbekistan was changed from the US dollar to the Uzbek som. The impact of change in functional currency was not material and accounted for in the Company’s 2014 financial statements.

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

Wireless services

Service revenue includes revenue from airtime charges from contract and prepaid customers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). VAS includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile internet, downloadable content, mobile finance services, machine-to-machine and other services. The content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers and gross when the Company acts as the primary obligor of the transaction. More specifically, the accounting for revenue sharing agreements and delivery of content depends on the analysis of the facts and circumstances surrounding these transactions, which will determine if the revenue is recognized gross or net.

VimpelCom charges customers a fixed monthly fee for the use of certain services. Such fees are recognized as revenue in the respective month when earned.

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

Dealer commissions

Dealer commissions are expensed as customer acquisition costs (“service costs” in the consolidated income statements) when the services are provided.

If dealer commissions meet the definition of an asset, they are capitalized as part of intangible assets, and are amortized over the expected customer life.

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

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantially enacted by the end of the reporting period.

Uncertain tax positions

VimpelCom’s policy is to comply fully with the applicable tax regulations in the jurisdictions in which its operations are subject to income taxes. VimpelCom’s estimates of current income tax expense and liabilities are calculated assuming that all tax computations filed by VimpelCom’s subsidiaries will be subject to a review or audit by the relevant tax authorities. VimpelCom and the relevant tax authorities may have different interpretations of how regulations should be applied to actual transactions. Such uncertain tax positions are accounted for in accordance with IAS 12 ‘Income Taxes’ or IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ depending on the type of tax in question.

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

Property and equipment

Property and equipment (“P&E”) are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

The costs of an item of P&E include:

•	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates;

•	any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management;

•	initial cost estimations of dismantling and removing the item and restoring the site to which it is located, with an equal obligation recognized;

•	costs of installation and assembly of a connection line between the client and the Company’s network;

•	costs of site preparation, e.g. creating a foundation for the installation of connections; and

•	professional fees, e.g. for engineers.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

•	Telecommunication equipment 3—20 years

•	Buildings and constructions 10—50 years

•	Office and measuring equipment 3—10 years

•	Other equipment 3—10 years

Equipment acquired under a finance lease arrangement is depreciated on a straight-line basis over its estimated useful life or the lease term, whichever is shorter.

Assets in the course of construction are carried out at cost, less any recognized impairment losses. Depreciation of these assets commences when the assets are ready for their intended use.

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

Rental expenses

Rental expenses related to the land where network equipment is located are expensed, unless amounts charged under operating leases during the construction period of the network are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards associated with ownership of the leased asset to VimpelCom. All other leases are classified as operating leases. The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, or when the terms of the agreement are modified.

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

Intangible assets with a finite useful life are amortized over the estimated life on a systematic basis starting from the date the asset is ready for use. The amortization method reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The useful lives for licenses and other significant intangibles depend on the terms of the license or other agreements. If that pattern cannot be determined reliably, the straight-line method is used. For intangible assets associated with customer relationships, the Company uses a declining balance amortization pattern based on the value contribution brought by customers. For other intangible assets, the straight-line method is used. The amortization charge for each period is recognized in profit or loss. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least annually.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement (‘Loss on disposals of non-current asset’) when the asset is derecognized.

Goodwill

Goodwill is recognized for the future economic benefits arising from net assets acquired that are not individually identified and separately recognized. Goodwill is the difference between the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the non-controlling interest is measured at its fair value, goodwill includes amounts attributable to the non-controlling interest. If the non-controlling interest is measured at its proportionate share of identifiable net assets, goodwill includes only amounts attributable to VimpelCom.

Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Impairment of assets

Property and equipment, intangible assets and investments in associates and joint ventures are tested for impairment. The Company assesses, at the end of each reporting period, whether there are any indicators that an asset may be impaired. If there are such indicators (i.e. asset becoming idle, damaged or no longer in use), the Company estimates the recoverable amount of the asset. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Goodwill is tested for impairment annually as of 1 October and as necessary when circumstances indicate that the carrying value may be impaired. Goodwill impairment is identified by assessing the recoverable amount, being the higher of Value in Use and Fair Value less Cost of Disposal, of each CGU (or group of CGUs). Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized for the difference. Impairment losses relating to goodwill cannot be reversed in future periods.

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

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGUs. These budgets and forecast calculations are available for a period of three years. For the periods between third and fifth years extrapolation is applied for revenue growth to arrive at a long term inflation rate. For longer periods, a long term growth rate is applied in order to project future cash flows after the fifth year.

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

When hedged forecasted cash flows are no longer considered highly probable during the term of a derivative, the portion of the cash flow hedge reserve relating to that instrument is reclassified as a financial component of the profit or loss for the year. If instead the derivative is sold or no longer qualifies as an effective hedging instrument, the cash flow hedge reserve recognized to date remains as a component of equity and is reclassified to profit or loss for the year in accordance with the criteria of classification described above when the originally hedged transaction affects profit or loss.

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

Any put options granted to non-controlling interests give rise to a financial liability, which are measured at the present value of the redemption amount. Subsequently, the put option is accounted for with an effective interest method of accounting.

Inventories

Inventories are valued at the lower of cost and net realizable value. The cost of inventories is comprised of all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories are measured by applying the weighted-average cost method.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated selling expenses. The amount of any reversal of any write-down of inventories is recognized in the Income Statement in the period in which the reversal occurs.

Phone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods. Such loss on the sale of equipment is only recorded when the sale occurs if the normal resale value is higher than the cost of the phone set. If the normal resale value is lower than cost, the difference is recognized as impairment immediately.

Trade and other receivables

Trade and other receivables include invoiced amounts less appropriate allowances for estimated uncollectible amounts. Estimated uncollectible amounts are based on the ageing of the receivable balances, payment history and other evidence of collectability. Receivable balances are written off when management deems them not to be collectible.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position are comprised of cash at banks and on hand and highly liquid investments that are readily convertible to known amounts of cash, are subject to only an insignificant risk of changes in value and have an original maturity of less than 92 days.

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

The Company discloses for each class of provision, carrying amounts at the beginning and end of the period, additions, amounts used, unused amounts reversed and adjustments due to discount reversal or changes in the discount rate as well as translation adjustments.

Contingent liabilities and assets are not recognized on the statement of financial position.

4. Significant accounting judgments, estimates and assumptions

Accounting judgments

Debt refinancing

The Company occasionally negotiates with lenders to restructure its existing debt obligations. Such restructuring may result in a modification or an exchange of debt instruments with the lender that may be carried out in a number of ways. Whether a modification or exchange of debt instruments represents a settlement of the original debt or merely a renegotiation of that debt determines the accounting treatment that should be applied by the Company. An exchange between the Company and the existing lender of debt instruments with substantially different terms should be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability with a resulting profit or loss recorded in the income statement. If the terms are not substantially different, modification accounting is applied, whereby no profit or loss is recorded in the income statement. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. In addition to this test, the Company needs to apply judgment if there are other qualitative factors that would indicate the terms to be substantially different. See Note 17 for details of the debt refinancing completed by the Company, and the corresponding accounting concluded.

Events after the reporting period

The financial statements present, among other things, the Company’s financial position at the end of the reporting period. In certain circumstances, it is appropriate to adjust the financial statements for events that occurred subsequent to the end of the reporting period but prior to the date the financial statements are authorized for issue, where the events offer greater clarity concerning the conditions that existed at the end of the reporting period. Reported amounts in certain cases should be adjusted for ‘adjusting events’ that provide evidence of conditions that existed at the end of the reporting period, whereas in other cases (‘non-adjusting events’), the Company is not required to change reported amounts, but is required to disclose the nature of the non-adjusting events in the financial statements. Judgment is needed to distinguish between adjusting and non-adjusting events. See Note 27 for details of the subsequent events identified by the Company as requiring adjustment or disclosure by the Company.

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

Revenue Recognition

The Group’s revenue primarily consists of revenue from sale of services and periodic subscriptions. The Group offers customers, via MEAs (‘bundles’) or otherwise, a number of different services with different price plans, and provides discounts in various types and forms, often in connection with different campaigns, over the contractual or average customer relationship period. Determining the fair value of each deliverable can require complex estimates due to the nature of the goods and services provided. The Group also sells wholesale products to other operators and vendors in different countries and across borders. Management has to make estimates related to revenue recognition, relying to some extent, on information from other operators regarding values of services delivered. Management also makes estimates for the final outcome in instances where the other parties dispute the amounts charged. Furthermore, management has to estimate the average customer relationship for revenue that is initially recognized as deferred revenue in the statement of financial position and is thereafter recognized in the income statement over a future period, e.g. connection fees. Management also applies judgment in evaluating gross or net presentation of revenue and associated fees. In this case, among others, the main factor is whether the Company is considered as the primary obligor in the transactions, and the extent of latitude in establishing prices.

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

After the purchase price is established, we allocate it to the underlying assets acquired and liabilities assumed. Therefore, assets and liabilities that are not originally reflected in the acquired entity need to be assessed and valued. This process requires significant judgment on our part as to what those assets and liabilities are and how they should be valued. Significant acquired intangible assets that have been recognized by the Group in connection with business combinations include customer bases, customer contracts, brands, licenses, service concession rights, roaming agreements and software. The significant tangible assets primarily include networks. The valuation of the individual assets, in particular intangible assets, such as customer intangibles, brands, and so forth requires us to make significant assumptions, including, among others, the expected future cash flows, the appropriate interest rate to value those cash flows and expected future customer churn rates. All of these factors, which are generally developed in conjunction with the guidance and input of professional valuation specialists, require judgment and estimates. A change in any of these estimates or judgments could change the amount of the purchase price to be allocated to the particular asset or liability. The resulting change in the purchase price allocation to a non-goodwill asset or liability has a direct impact on the residual amount of the purchase price that cannot be allocated, referred to as “goodwill.” See Note 6 for further information about significant business combinations.

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

There are significant variations between different markets with respect to growth, mobile penetration, ARPU, market share and similar parameters, resulting in differences in operating margins. The future developments of operating margins are important in the Group’s impairment assessments, and the long-term estimates of these margins are highly uncertain. In particular this is the case for emerging markets that are still not in a mature phase.

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

Deferred tax assets and uncertain tax positions

Deferred tax assets are recognized to the extent that it is probable that the assets will be realized. Significant judgment is required to determine the amount that can be recognized and depends foremost on the expected timing, level of taxable profits, tax planning strategies and the existence of taxable temporary differences. The estimates relate primarily to losses carried forward in some of the Group’s foreign operations. When an entity has a history of recent losses the deferred tax asset arising from unused tax losses is recognized only to the extent that there is convincing evidence that sufficient future taxable profit will be generated. Estimated future taxable profit is not considered such evidence unless that entity has demonstrated the ability by generating significant taxable profit for the current year or there are certain other events providing sufficient evidence of future taxable profit. New transactions and the introduction of new tax rules may also affect the judgments due to uncertainty concerning the interpretation of the rules and any transitional rules.

Provisions for uncertain tax positions are recognized when it is probable that a tax position will not be sustained and the amount can be reliably measured. The expected resolution of uncertain tax positions is based upon managements’ judgment of the likelihood of sustaining a position taken through tax audits, tax courts and/or arbitration, if necessary. Circumstances and interpretations of the amount or likelihood of sustaining a position may change through the settlement process. Furthermore, the resolution of uncertain tax positions is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. See Note 13 and Note 26 for further information.

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

For certain operations in emerging markets, the Group is involved in legal proceedings and regulatory discussions. Management’s estimates relating to legal proceedings and regulatory discussions in these countries involve a high level of uncertainty. See Note 24 and 26 for further information.

5. Financial risk management

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

The Company’s Management Board oversees the management of these risks. The Company’s Management Board is supported by the treasury department that advises on financial risks and the appropriate financial risk governance framework for the Company. The Finance and Strategy Committee provides assurance to the

Company’s Management Board that the Group’s financial risk management activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Group policies and Group risk appetite. All derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision.

The Group Chief Executive Officer, the Group Chief Financial Officer and other senior management of the Company review and agree policies for managing each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: interest rate risk, currency risk, and credit risk. Financial instruments affected by market risk include loans and borrowings, deposits, and derivative financial instruments. The sensitivity analyses in the following sections relate to the position as of 31 December in 2014 and 2013. The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 December 2014 and 2013 respectively. The analyses exclude the impact of movements in market variables on the carrying value of pension and other post-retirement obligations (insignificant for the Group), provisions and the non-financial assets (as disclosure focuses on financial instruments) and the translation risk of liabilities of foreign operations (not intended to be covered in this note based on IFRS rules).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. The Company manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To further manage this, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated to hedge underlying debt obligations.

At 31 December 2014, after taking into account the effect of interest rate swaps, approximately 76% of the Company’s borrowings are at a fixed rate of interest (2013: 93%).

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on loans and borrowings, taking into account the related derivative financial instruments, cash and cash equivalents and current deposits. With all other variables held constant, the Company’s profit before tax is affected through the impact on floating rate borrowings and cash and the Company’s equity is affected through the impact of a parallel shift of the yield curve on the fair value of derivatives to which cash flow hedge accounting is applied as follows:

	Increase/decrease in basis points	Effect on profit before tax	Effect on other components of equity
2014
Euro	+100	(18)	253
US Dollar	+100	3	(242)
Algerian Dinar	+100	27	—
Bangladeshi Taka	+100	(1)	—
Uzbek Sum	+100	6	—
Pakistani Rupee	+100	(3)	—
Other currencies	+100	(11)	—

Euro	-100	37	(72)
US Dollar	-100	(3)	252
Algerian Dinar	-100	(27)	—
Bangladeshi Taka	-100	1	—
Uzbek Sum	-100	(6)	—
Pakistani Rupee	-100	3	—
Other currencies	-100	(8)	—

2013
Euro	+100	(4)	234
US Dollar	+100	6	(205)
Algerian Dinar	+100	26	—
Bangladeshi Taka	+100	(3)	—
Uzbek Sum	+100	3	—
Other currencies	+100	1	—

Euro	-100	4	(235)
US Dollar	-100	(6)	214
Algerian Dinar	-100	(26)	—
Bangladeshi Taka	-100	3	—
Uzbek Sum	-100	(3)	—
Other currencies	-100	(1)	—

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the debt at subsidiary level denominated in currencies other than their functional currency, the Company’s operating activities (predominantly capital expenditures at subsidiary level denominated in a different currency from the subsidiary’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company manages its foreign currency risk by selectively hedging cash flow exposures that are expected to occur within a maximum 18-month period.

The Company hedges part of its exposure to fluctuations on the translation into US dollar of its foreign operations by holding net borrowings in foreign currencies and can use foreign currency swaps and forwards for this purpose as well.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in exchange rates against the USD with all other variables held constant. The table shows the effect on the Company’s profit before tax (due to changes in the value of monetary assets and liabilities, including non-designated foreign currency derivatives) and equity (due to the effect on the cash flow hedge reserve). The Company’s exposure to foreign currency changes for all other currencies is not material.

	Change in foreign exchange rate against USD	Effect on profit before tax	Effect on other components of equity
2014
Euro	10% depreciation	31	95
Russian Ruble	10% depreciation	(34)	7
Bangladeshi Taka	10% depreciation	(67)	—
Kazakh Tenge	10% depreciation	44	—
Uzbek Sum	10% depreciation	(26)	—
Georgian Lari	10% depreciation	(22)	—
Algerian Dinar	10% depreciation	(41)	—
Other currencies	10% depreciation	(7)	—

Euro	10% appreciation	(34)	(105)
Russian Ruble	10% appreciation	40	(7)
Bangladeshi Taka	10% appreciation	73	—
Kazakh Tenge	10% appreciation	(48)	—
Uzbek Sum	10% appreciation	29	—
Georgian Lari	10% appreciation	24	—
Algerian Dinar	10% appreciation	45	—
Other currencies	10% appreciation	7	—

2013
Euro	10% depreciation	(103)	137
Russian Ruble	10% depreciation	(89)	3
Bangladeshi Taka	10% depreciation	(48)	—
Kazakh Tenge	10% depreciation	25	—
Uzbek Sum	10% depreciation	(23)	—
Algerian Dinar	10% depreciation	(43)	—
Other currencies	10% depreciation	(3)	—

Euro	10% appreciation	113	(151)
Russian Ruble	10% appreciation	98	(4)
Bangladeshi Taka	10% appreciation	53	—
Kazakh Tenge	10% appreciation	(28)	—
Uzbek Sum	10% appreciation	26	—
Algerian Dinar	10% appreciation	48	—
Other currencies	10% appreciation	4	—

The movement on the profit/(loss) before tax is a result of a change in the fair value of foreign currency derivative financial instruments not designated in a hedging relationship and monetary assets and liabilities denominated in currencies other than the functional currency of the entity. Although the derivatives have not been designated in a hedge relationship, they act as a commercial hedge and will partly offset the underlying transactions when they occur.

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

Trade accounts receivable consist of amounts due from customers for airtime usage and amounts due from dealers and customers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service GSM network. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from customers is mitigated as a result of 94% of its active customers being subscribed to a prepaid service as of 31 December 2014 (2013: 92%) and, accordingly, not giving rise to credit risk.

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

Trade receivables

Concentrations of credit risk with respect to trade receivables are limited given that the Group’s customer base is large and unrelated. Due to this management believes there is no further credit risk provision required in excess of the provision for bad and doubtful receivables.

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

The Company’s maximum exposure to credit risk for the components of the statement of financial position at 31 December 2014 and 2013 is the carrying amount as illustrated in Note 17.

Liquidity risk

The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, debentures, preference shares, financial and operating leases. The Company’s policy is that not more than 35% of borrowings should mature in a single year. 11% of the Company’s debt will mature in less than one year at 31 December 2014 (2013: 6%) based on the carrying value of bank loans, equipment financing and loans from others reflected in the financial statements. The Company assessed the concentration of risk with respect to refinancing its debt and concluded it to be low based on liquidity in the markets the Company has access to, and recent history of refinancings. The Company believes that access to sources of funding is sufficiently available and the Company’s policy is to diversify the funding sources where possible. See Note 27 for subsequent changes to the maturity schedule following the refinancing in Italy and other financing transactions.

The Company has the following Facilities:

At 31 December 2014		Amounts in millions of transaction currency			USD equivalent amounts
Facility	Maturity	Facility amount	Utilized	Available	Facility amount	Utilized	Available
VimpelCom Amsterdam B.V.—Revolving Credit Facility	April 2017	USD 1,800	USD 500	USD 1,300	1,800	500	1,300
VimpelCom Holdings B.V.—Vendor Financing Facility China Development Bank / Bank of China	November 2017	USD 1,000	—	USD 1,000	1,000	—	1,000
OJSC VimpelCom—Revolving Credit Facility Sberbank	May 2017	RUB 15,000	—	RUB 15,000	267	—	267
WIND Telecomunicazioni S.p.A.—Revolving Credit Facility	November 2018	EUR 600	EUR 100	EUR 500	726	121	605
Omnium Telecom Algeria SpA—Term Loan Facility	September 2019	DZD 50,000	—	DZD 50,000	569	—	569
Optimum Telecom Algérie SpA—Term Loan Facility	September 2019	DZD 32,000	—	DZD 32,000	364	—	364

Total					4,726	621	4,105

At 31 December 2013		Amounts in millions of transaction currency			USD equivalent amounts
Facility	Maturity	Facility amount	Utilized	Available	Facility amount	Utilized	Available
VimpelCom Amsterdam B.V.—Revolving Credit Facility	December 2014	USD 225	—	USD 225	225	—	225
VimpelCom Amsterdam B.V.—Revolving Credit Facility	December 2014	EUR 205	—	EUR 205	281	—	281
VimpelCom Amsterdam B.V.—Vendor Financing Facility China Development Bank	December 2014	USD 500	USD 103	USD 397	500	103	397
VimpelCom Amsterdam B.V.—Vendor Financing Facility HSBC Bank	March 2015	USD 270	USD 87	USD 183	270	87	183
OJSC VimpelCom—Revolving Credit Facility Sberbank	May 2017	RUB 15,000	—	RUB 15,000	458	—	458
WIND Telecomunicazioni S.p.A.—Revolving Credit Facility	November 2016	EUR 400	EUR 100	EUR 300	550	138	412

Total					2,284	328	1,956

All facilities at 31 December 2014 are new and/or extended and have replaced facilities existing at 31 December 2013, which have been either terminated or fully utilized.

The table below summarises the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments. Payments related to variable interest rate financial liabilities and derivatives are included based on the interest rates applicable as per 31 December 2014 and 31 December 2013 respectively. The total amounts in the table differ from the carrying amounts as stated in Note 17 as the below table includes both notional amounts and interest while the carrying amounts are based on amongst others notional amounts, fair value adjustments and unamortized fees.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2014
Bank loans and bonds	3,948	6,355	6,835	15,513	32,651
Equipment financing	290	386	275	184	1,135
Loans from others	149	156	34	313	652
Derivatives over non-controlling interest	—	330	—	—	330
Derivative financial instruments—liabilities
—Gross cash inflows	(8)	(15)	—	—	(23)
—Gross cash outflows	43	65	13	3	124
Trade and other payables and dividend payables	4,007	—	—	—	4,007

Total financial liabilities	8,429	7,277	7,157	16,013	38,876

Related derivative financial instruments—assets
—Gross cash inflows	(969)	(665)	(665)	(5,668)	(7,967)
—Gross cash outflows	708	505	503	4,988	6,704

Related financial instruments—assets	(261)	(160)	(162)	(680)	(1,263)

Net	8,168	7,117	6,995	15,333	37,613

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2013
Bank loans and bonds	3,637	8,493	17,459	6,163	35,752
Equipment financing	216	279	150	93	738
Loans from others	108	98	42	53	301
Derivatives over non-controlling interest	—	—	330	—	330
Derivative financial instruments—liabilities
—Gross cash inflows	(421)	(485)	(2,710)	(604)	(4,220)
—Gross cash outflows	482	566	2,761	636	4,445
Trade and other payables	4,860	—	—	—	4,860

Total financial liabilities	8,882	8,951	18,032	6,341	42,206

Related derivative financial instruments—assets
—Gross cash inflows	(154)	(306)	(1,453)	—	(1,913)
—Gross cash outflows	151	302	1,426	—	1,879

Related derivative financial instruments—assets	(3)	(4)	(27)	—	(34)

Net	8,879	8,947	18,005	6,341	42,172

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

No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2013. In January 2014, our Supervisory Board approved a dividend policy pursuant to which from 2014 the Company aims to pay annual dividends of USD 0.035 per share until the Company reaches a group Net Debt to EBITDA ratio of less than 2 times.

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

The Net Debt to Adjusted EBITDA ratio relevant to the Company’s Russian subsidiary OJSC VimpelCom, which holds and/or guarantees a major part of the debt of the Company, at 31 December 2014 and 2013 was 2.4 and 2.8x respectively. The required ratio is <3.5x (2013: <3.5x) for a portion of the debt. The ratio is calculated based on the consolidated financial statements of OJSC VimpelCom prepared under IFRS.

Another major part of the debt of the Company is held and/or guaranteed by Wind Italy, to which the Net Debt to Adjusted EBITDA ratio of 5.87x (2013: 4.67x) is relevant. The required ratio is <5.95x (2013:< 4.95x). The ratio is calculated based on consolidated financial statements of Wind Italy prepared under IFRS. The required ratio was increased as part of the consent of the WIND Senior Facility Agreement, as mentioned in Note 17.

Furthermore, debt issued in 2014 by VimpelCom Amsterdam B.V. and VimpelCom Holdings B.V. that is not guaranteed by OJSC VimpelCom (refer to Note 17) includes a Net Debt to Adjusted EBITDA covenant ratio on the basis of the consolidated financial statements of VimpelCom Ltd. At 31 December 2014, the Net Debt to Adjusted EBITDA ratio was 2.5x. The required ratio is <3.5x.

Collateral

The Company provides collateral for some lenders which is described for individual loans in Note 26.

6. Business combinations and other significant transactions

There were no significant business combinations during 2014 and 2013. Other significant transactions in 2014 and 2013 are discussed below.

Other transactions in 2014

Sale of 51% shareholding in Omnium Telecom Algerie (OTA) and settlement of disputes with the Algerian State

In April 2014, the Company, together with its subsidiary Global Telecom Holding S.A.E (“GTH”), entered into a share purchase agreement (“SPA”) to sell a non-controlling 51% interest in OTA to the Fonds National d’Investissement (the “Algerian National Investment Fund” or “FNI”) for a cash consideration of USD 2,643 and to settle its disputes with the Algerian Government.

Upon signing of the SPA in April 2014, GTH suspended its current international arbitration against the Algerian State.

On 30 January 2015, the Company completed the sale by GTH of a non-controlling 51% interest in OTA to FNI, and ultimately terminated the international arbitration and all claims relating thereto.

The Company, GTH and the FNI entered into a shareholders agreement (“SHA”), effective as of the closing of the transaction (the “Closing”), which governs the relationship of GTH and the FNI as shareholders in OTA going forward. GTH will continue to exercise operational control over OTA and, as a result, both GTH and VimpelCom will continue to consolidate OTA. Accordingly, the gain upon sale will be recorded directly in equity as a transaction between the owners acting in their capacity as shareholders upon Closing of the SPA in January 2015.

Prior to the completion of the sale in January 2015, OTA paid a dividend to its shareholders in the amount of USD 1,862 equivalent.

Prior to Closing and in order to facilitate the Closing, OTA contributed its operations to Optimum Telecom Algérie S.p.A. (“Optimum”), a wholly-owned subsidiary of OTA. In addition, prior to Closing, OTA and Optimum established credit facilities with a syndicate of Algerian and international banks in an aggregate amount of DZD 82,000 (USD 932 equivalent) to finance part of the payments to be made by OTA at Closing and Optimum’s future operations.

As part of the transaction, the Company agreed, effective at Closing, that OTA will waive its tax receivable from the Algeria tax authorities in an amount of DZD 39,717 million (USD 451 equivalent), and pay with no admission of liability or wrongdoing, the fines from the Bank of Algeria of DZD 99,000 million (USD 1,125 equivalent) for alleged breaches of foreign exchange regulations in Algeria. As a condition precedent to Closing, the Bank of Algeria lifted the injunction that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA, which will allow OTA to import the necessary equipment to improve the quality of the existing network, and pay dividends.

The waiver of the tax receivable and the payment of the claim from the Bank of Algeria are an integral part of the SPA.

Settling both disputes as part of entering into the SPA in April 2014 was considered an adjusting subsequent event under IAS 10 “Events after the Reporting Period” for the year ended 31 December 2013. Consequently, the waiver of the tax receivable of DZD 39,717 million (USD 451 equivalent) and the BofA payment of DZD 99,000 million (USD 1,125 equivalent) were already recorded in the consolidated income statement for the year ended 31 December 2013 as Income tax expense and Selling, general and administrative expenses, respectively. Also, deferred tax liabilities and related income tax expense were recorded for temporary difference on undistributed reserves in OTA of USD 246, representing the future withholding tax on the dividend to be paid prior to Closing and relating to the future capital gain tax. Additional tax charges of USD 88 were accounted for in 2013, due to the adverse tax impact of recording a provision for above mentioned claim from Bank of Algeria. As a result, the Group took a one-off cumulative charge of USD 2,151 in its 2013 consolidated income statement. In 2014, the Company had to record additional tax charges of USD 96 on increased undistributed profits in OTA.

As part of the transaction, GTH received an option to sell (a “Put Option”) all (and not less than all) of the OTA shares it holds to the FNI at the then fair market value. The Put Option is exercisable solely at the discretion of GTH during the three month period between 1 July 2021 and 30 September 2021 as well as at any time upon occurrence of certain events. Concurrently, the FNI received an option to buy (a “Call Option”) from GTH all (and not less than all) of the OTA shares GTH owns at the then fair market value. The Call Option is exercisable solely at the discretion of the FNI during the three month period between 1 October 2021 and 31 December 2021 as well as at any time upon the occurrence of certain events.

The minority shareholder in OTA, Cevital S.p.A. (“Cevital”) remained a shareholder at 3.43%, and agreed to terminate its existing OTA shareholding arrangements and dismiss all pending litigation against OTA in settlement for a dinar payment by OTA equating to approximately USD 50 (Note 26) plus Cevital’s entitled share of the approximately USD 1,862 pre-Closing dividend paid by OTA to its shareholders.

Disposal of interest in Wind Canada

The Company had an equity investment in and long term loans provided to the Globalive group of companies in Canada, including Globalive Wireless Management Corp., the operator of Wind Mobile cellular telephony service in Canada (“Wind Canada”). As of 31 December 2013, due to the recurring losses of Wind Canada and remote prospective of a possible disposal at the time, the equity investment and the long term loans had been impaired to zero.

On 16 September 2014, VimpelCom and GTH entered into and closed a sale and purchase agreement to sell all of their debt and equity interest in Wind Canada to a consortium of investors for CAD 135 million with the proceeds going to VimpelCom in repayment of part of the debt owed to VimpelCom. The successful sale transaction triggered a reversal of the impairment on the loans booked in 2013 in an amount of USD 110 million, and it was recorded in the line item “Impairment (gain)/loss” in the accompanied consolidated income statement.

Telecel Globe

On 17 October 2014 VimpelCom signed and closed a Sale and Purchase Agreement to dispose of its entire indirect 100.0% stake in Telecel Globe (“Telecel”). Telecel included operations in Central African Republic and Burundi. Both operations are part of the segment Africa & Asia. The sale transaction in October 2014 triggered an impairment loss of USD 25 recorded in the line item “Impairment (gain)/loss” of the accompanied consolidated income statement. The related CTA expense of USD 7 was recycled from the OCI and also recorded on the line item Impairment (gain)/loss.

Telecel’s (100%) consolidated carrying values held for sale as of 31 December 2013 were as follows:

As of 31 December 2013
Property and equipment	86
Intangible assets	32
Other non-current assets	2
Other current assets	22
Total assets	142
Non-current liabilities	18
Current liabilities	52
Total liabilities	70

Network Sharing Agreement with MTS

In late 2014 OJSC VimpelCom, a wholly owned indirect subsidiary of the Company, entered into an agreement with MTS for joint planning, development and operation of 4G/LTE networks in 36 regions of Russia. Under the terms of the agreement, between 2014 and 2016 MTS will build and operate 4G/LTE base stations in 19 regions and OJSC VimpelCom will build and operate 4G/LTE base stations in 17 regions of Russia. Within the first seven years of the project, OJSC VimpelCom and MTS plan to share base stations, platforms, infrastructure and resources of the transportation network, with each operator maintaining its own core network.

Other transactions in 2013

Rascom

On 15 July 2013, OJSC VimpelCom, the Russian subsidiary of VimpelCom Ltd., obtained control over CJSC Rascom, an entity which had until then been a joint venture accounted for using the equity method of accounting. The investment and its consolidation is not material for the Group and accounts for 0.1% of the Group revenue.

ION transaction

On 5 December 2013, VimpelCom Holdings B.V. has entered into a legally binding share purchase agreement to acquire 100% of the retail business of ION Group in Russia in the year 2017. The acquisition would be executed in the price range of USD 80—140 based on the financial results of ION Group for the year ended 31 December 2016 and is subject to an extensive list of conditions precedent to be satisfied.

7. Segment information

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

Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment loss, loss on disposals of non-current assets, other non-operating losses and shares of profit/(loss) of associates and joint ventures (“adjusted EBITDA”).

During the year ended 31 December 2014, the profit measure (Adjusted EBITDA) of operating segment Algeria exceeded 10% of the total Adjusted EBITDA of the Group, which required separate presentation of Algeria outside of Africa and Asia reporting segment. As a result, comparative information for the years ended 31 December 2013 and 2012 were adjusted accordingly. No other segment information was changed as a result of this determination.

Financial information by reportable segment for 2014, 2013 and 2012 is presented in the following tables.

Year ended 31 December 2014
	Russia	Italy	Algeria	Africa and Asia	Ukraine	CIS	Total	HQ, adjustments and other eliminations	Total Segments
Revenue
External customers	7,361	6,150	1,692	1,665	977	1,777	19,622	5	19,627
Inter-segment	98	5	—	3	85	96	287	(287)	—

Total revenue	7,459	6,155	1,692	1,668	1,062	1,873	19,909	(282)	19,627

Adjusted EBITDA	2,980	2,416	857	579	484	912	8,228	(258)	7,970

Other disclosures

Capital expenditures	1,559	1,025	415	837	138	268	4,242	12	4,254

Year ended 31 December 2013
	Russia	Italy	Algeria	Africa and Asia	Ukraine	CIS	Total	HQ, adjustments and other eliminations	Total Segments
Revenue
External customers	9,007	6,614	1,796	1,710	1,546	1,863	22,536	10	22,546
Inter-segment	102	4	—	—	64	83	253	(253)	—

Total revenue	9,109	6,618	1,796	1,710	1,610	1,946	22,789	(243)	22,546

Adjusted EBITDA	3,815	2,598	(212)	617	781	856	8,455	(195)	8,260

Other disclosures

Capital expenditures	1,822	1,287	122	488	211	369	4,299	7	4,306

Year ended 31 December 2012
	Russia	Italy	Algeria	Africa and Asia	Ukraine	CIS	Total	HQ, adjustments and other eliminations	Total Segments
Revenue
External customers	9,102	6,977	1,842	1,881	1,595	1,664	23,061	—	23,061
Inter-segment	88	5	—	—	81	91	265	(265)	—

Total revenue	9,190	6,982	1,842	1,881	1,676	1,755	23,326	(265)	23,061

Adjusted EBITDA	3,878	2,658	1,047	691	859	813	9,946	(178)	9,768

Other disclosures

Capital expenditures	1,853	1,415	47	353	232	384	4,284	—	4,284

The following table provides the reconciliation of consolidated Adjusted EBITDA to consolidated profit/(loss) for the years ended 31 December:

	2014	2013	2012
Adjusted EBITDA	7,970	8,260	9,768

Depreciation	(2,839)	(3,050)	(2,926)
Amortization	(1,479)	(1,791)	(2,080)
Impairment loss	(992)	(2,973)	(386)
Loss on disposals of non-current assets	(74)	(100)	(205)
Finance costs	(2,026)	(2,150)	(2,029)
Finance income	54	91	154
Other non-operating losses	(152)	(172)	(75)
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	(38)	(159)	(9)
Net foreign exchange (gain)/ loss	(605)	20	70

Profit/(loss) before tax	(181)	(2,024)	2,282

The following table provides the breakdown of total operating revenue from external customers by mobile and fixed line for the years ended 31 December:

	2014	2013	2012
Mobile	16,552	19,094	19,442
Fixed line	3,075	3,452	3,619

Total	19,627	22,546	23,061

These business activities include the following operations:

•	mobile primarily includes providing wireless telecommunication services to the Company’s customers and other operators,

•	fixed line primarily includes all activities for providing wireline telecommunication services, broadband and consumer internet.

VimpelCom provides both mobile and fixed line services in Russia, Italy, Ukraine, CIS, Pakistan, and until September 2014 in Burundi and the Central African Republic. The operations in Burundi and the Central African Republic were disposed of in September 2014 (see Note 6).

8. Other revenue

Other revenue of USD 383 for the year ended 31 December 2014 (2013: USD 292, 2012: USD 262) includes the amounts received for the settlement of agreements reached between Wind Italy and certain vendors. In connection with these agreements, the Company accepted an exposure to possible obligation. In case the Company fails to meet the obligation, it can be subject to cash penalties at the amount of up to USD 38. No provisions have been recognized with this respect because the risk of the penalty materializing was estimated not probable.

9. Selling, general and administrative expenses

Selling, general and administrative expenses consist of the following:

	2014	2013	2012
Network and IT costs	2,116	2,042	1,944
Personnel cost	1,539	1,806	1,769
Customer associated costs	1,612	1,783	1,866
Losses on receivables (Note 20)	201	207	232
Taxes	301	330	359
Provisions related to the Algeria transaction (Note 6)	50	1,266	—
Other G&A	906	939	992

Total	6,725	8,373	7,161

The following table sets forth the number of our employees at 31 December:

	2014	2013	2012
Russia	27,935	26,843	24,400
Italy	6,896	6,903	6,707
Algeria	3,732	4,040	4,016
Africa and Asia	5,742	7,585	9,802
Ukraine	4,116	4,510	5,001
CIS	7,437	7,729	8,075
Other	166	232	183

Total	56,024	57,842	58,184

The number of employees represents people employed by VimpelCom on a full-time or part-time basis excluding people working under contract agreements with external service providers.

10. Impairment

Carrying amount of goodwill and cash-generating units

Goodwill acquired through business combinations has been allocated to CGUs for impairment testing as follows:

CGU	2014	Impairment	Translation adjustment	2013
Italy	4,887	—	(667)	5,554
Russia	2,490	—	(1,789)	4,279
Ukraine	75	(767)	(535)	1,377
Algeria	1,702	—	(231)	1,933
Pakistan	307	(163)	21	449
Kazakhstan	322	—	(61)	383
Kyrgyzstan	228	—	(44)	272
Uzbekistan	143	—	(105)	248
Armenia	104	—	(17)	121
Laos	—	(34)	—	34
Others	27	(28)	(4)	59

Total	10,285	(992)	(3,432)	14,709

There were no changes to the methodology of goodwill allocation to CGUs in 2014.

The Company performed its annual goodwill impairment test as of 1 October. The Company considers the relationship between market capitalization and its book value, changes in country risk premiums and significant decreases in the operating results of its CGUs versus budgeted amounts among other factors, when reviewing for indicators of impairment. As of the impairment test date the market capitalization of the Group was not below the book value of its equity. The Company further performed an assessment for the period between 1 October and 31 December for any adverse developments that could have negatively impacted the valuations, and none were identified.

The recoverable amounts of the CGUs have been determined based on fair value less costs of disposal calculation using cash flow projections from business plans including subsequent changes in the existing networks, renewal of the telecom licenses as well as any intended restructurings. The business plans as approved by the Group’s senior management cover the period of three years and are extrapolated for another two years. The key assumptions and outcome of the impairment test is discussed separately below.

Impairment losses

2014

Driven by continued volatile economic and political environment in Ukraine as well as deteriorated operating performance in the country, the Company concluded an impairment of USD 767. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections including the newly awarded 3G license as well as cost optimization restructurings and necessity to renew 2G licences in the future (Level 3 fair value). Due to current macroeconomic and geopolitical situation in the country, the Company applied higher post-tax discount factors for the first two years in the explicit period of 26.1% in 2015 and 19.4% 2016 followed by normalized post-tax discount rate of 16.8%. The political and economic environment in Ukraine remains very volatile and unpredictable, as indicated by the events that have occurred in the Ukraine in 2014 and continued in 2015. Depending on the developments in the Ukraine that may occur in the near future, additional impairments may need to be recognized.

The Company also concluded an impairment pertaining to its operations in Pakistan in an amount of USD 163. The impairment was mainly driven by significantly higher capital expenditures to expand the 3G telecommunication network planned for 2015 in order to regain the market share in the country following its contraction in 2014. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections including the expected capital expenditures to expand the network as well as necessity to renew 2G and 3G licenses in the future (Level 3 fair value). The post-tax discount rate applied was 16.6%.

Other impairment concluded related to goodwill in Laos of USD 34 and other smaller cash generating units of USD 28. The recoverable amounts were determined based on the fair value less costs of disposal using the latest cash flow projections and a post-tax discount rate of 16.2% for Laos and 13.1% for other cash generating units (Level 3 fair value).

In addition the Company recorded an impairment for other long-term assets for the total amount of USD 110, which was offset by an impairment reversal pertaining to the sale of the investment in Canada (Note 6).

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

Other impairments recorded in 2013 related to the CGUs Armenia and Laos in an amount of USD 20 and USD 25 respectively, due to weakening operational performance. The Armenia CGU is part of the “CIS” reportable segment while the Laos CGU is part of the “Africa and Asia” reportable segment. The recoverable amounts were calculated as value in use using the latest available cash flow projections, and a after-tax discount rate of 12.1% and 15.3% respectively. Changes in the critical estimates such as WACC, operating margin or revenue growth rate by one p.p. for these CGUs would not result in any additional material impairment.

There were no other goodwill impairments recorded during 2013.

In addition, during 2013, the Company fully impaired its investment in Wind Canada in an amount of USD 764, mainly related to the reassessment of the future prospects of Wind Canada’s continuing operations in the country, which resulted from the strategic decision to withdraw from the January 2014 4G/LTE spectrum auction in the fourth quarter of 2013. In withdrawing from the spectrum auction, Wind Canada effectively curtailed its ability to execute its business plan and generate the cash flows necessary to repay the amounts owed by Wind Canada to the Company.

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

The discount rates used in the impairment test were initially determined in USD based on the risk free rate for 20-year maturity bonds of the United States Treasury adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific CGU relative to the market as a whole. The equity market risk premium used was 5.5% (2013: 6.00%) and the systematic risk, beta, represents the median of the raw betas of the entities comparable in size and geographic footprint with the ones of the Company (“Peer Group”). The debt risk premium is based on the median of Standard&Poors long term credit rating of the Peer Group. The weighted average cost of capital is determined based on target debt-to-equity ratios representing the median historical five-year capital structure for each entity from the Peer Group. The discount rate in functional currency is adjusted for the long-term inflation forecast of the respective country in which the business operates, as well as the applicable country risk premium.

The Company estimates revenue growth rates and operating margin calculated based on Adjusted EBITDA divided by Total Operating Revenue for each CGU and each future year.

The revenue growth rates vary based on numerous factors, including size of market, GDP (Gross Domestic Product), foreign currency projections, traffic growth, market share and others.

Terminal growth rate is estimated based on a percentage that is lower than or equal to the country long-term inflation forecast, depending on the CGU.

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

Discount rate (functional currency)	2014	2013
Italy	7.9%	8.4%
Russia*	11.2%	12.5%
Ukraine*	16.8%	19.0%
Algeria**	10.8%	n.a.
Pakistan	16.6%	22.5%
Kazakhstan	11.4%	12.4%
Kyrgyzstan	16.5%	17.0%
Uzbekistan	10.2%	10.7%
Armenia	11.7%	12.1%
Laos	16.2%	15.3%

*	Due to the current macroeconomic and geopolitical situation in Russia and Ukraine, the Company applied higher discount rates for the first two years as follows:
Russia: 18.9% (2015) and 12.1% (2016)
Ukraine: 26.1% (2015) and 19.4% (2016)
**	Algeria—in prior reporting year 2013, the CGU was valued based on the sale price as part of the transaction with the Algerian Government (Note 6)

Average annual revenue growth rate during forecast period (functional currency)	2014	2013
Italy	2.1%	1.5%
Russia	1.2%	4.4%
Ukraine	4.6%	0.1%
Algeria	6.0%	n.a.
Pakistan	6.1%	11.8%
Kazakhstan	2.9%	3.7%
Kyrgyzstan	2.7%	8.6%
Uzbekistan	(3.6%)	3.1%
Armenia	2.1%	(1.3%)
Laos	5.6%	9.9%

Terminal growth rate	2014	2013
Italy	1.0%	1.0%
Russia	1.0%	3.0%
Ukraine	2.0%	3.0%
Algeria	4.0%	n.a.
Pakistan	6.0%	11.8%
Kazakhstan	3.0%	3.0%
Kyrgyzstan	3.0%	3.0%
Uzbekistan	2.0%	2.3%
Armenia	4.0%	4.0%
Laos	3.0%	4.0%

Average operating margin	2014	2013
Italy	18.3%	17.6%
Russia	21.1%	28.5%
Ukraine	25.8%	32.0%
Algeria	40.9%	n.a.
Pakistan	20.5%	27.6%
Kazakhstan	34.8%	36.0%
Kyrgyzstan	36.9%	38.9%
Uzbekistan	22.0%	25.8%
Armenia	13.7%	15.7%
Laos	5.1%	10.1%

Average capital expenditure as a percentage of revenue	2014	2013
Italy	16.4%	15.8%
Russia	17.5%	18.2%
Ukraine	22.6%	12.8%
Algeria	13.6%	n.a.
Pakistan	20.9%	15.8%
Kazakhstan	13.0%	12.9%
Kyrgyzstan	14.1%	12.7%
Uzbekistan	20.0%	20.1%
Armenia	15.7%	13.6%
Laos	18.3%	14.4%

Sensitivity to changes in assumptions

Other than as disclosed below, there is no reasonably possible change in any of the above key assumptions which would cause the carrying value of any CGU to exceed its recoverable amount.

The carrying value of the Italy CGU is equal to its estimated recoverable amount; consequently, any adverse change in key assumptions would, in isolation, cause an impairment loss to be recognized. An increase of WACC by one p.p. or deterioration of operating margin by one p.p. or decrease in revenue growth by one p.p. or decrease in terminal growth rate by one p.p. would result in additional impairments of: USD 1,778, USD 619, USD 642 or USD 1,482, respectively. The recoverable amount of Italy included the proceeds from the sale of the towers (see Note 27 for more details of the sale).

Similarly, the carrying value of the Armenia CGU is equal to its estimated recoverable amount. Any adverse change in key assumptions would, in isolation, cause an impairment loss to be recognized. An increase of WACC by one p.p. or deterioration of operating margin by one p.p. or decrease in revenue growth by one p.p. or decrease in terminal growth rate by two p.p. would result in additional impairments of: USD 32, USD 15, USD 14 or USD 48, respectively.

The following tables illustrate the headroom derived from the impairment test using the assumptions disclosed above, and, for reasonably possible changes, the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to equal its carrying value.

CGU	Period	Headroom	Increase of discount rate by	Decrease in Average Revenue Growth by	Decrease in Average Operating margin	Increase in Average Capital Expenditure
Italy	2014	nil	any	any	any	any
	2013	646	0.4 p.p.	1.0 p.p.	1.0 p.p.	1.0 p.p.
Armenia	2014	nil	any	any	any	any

The impairment amount for the CGU Ukraine of USD 767 would increase following an increase of WACC by one p.p., or decrease in operating margin by one p.p. or decrease in revenue growth by one p.p. or decrease in terminal growth rate by one p.p. by USD 66, USD 56, USD 50 or USD 58, respectively.

The impairment amount for the CGU Pakistan of USD 163 would increase following an increase of WACC by one p.p., or decrease in operating margin by one p.p. or decrease in revenue growth by one p.p. or decrease in terminal growth rate by one p.p. by USD 130, USD 67, USD 62 or USD 102, respectively.

11. Other non-operating losses

Other non-operating losses/(gains) consisted of the following for the years ended 31 December:

	2014	2013	2012
Change in fair value of derivatives over non-controlling interests (Note 17)	35	46	9
Change in fair value of embedded derivatives (Note 17)	149	(71)	(31)
Change of fair value of other derivatives (Note 17)	(149)	—	—
Ineffective portion of hedges	7	119	—
Re-measurement of previously held investment in Rascom	—	(18)	—
Non-operating provisions, net of indemnity claims (Note 24)	—	100	70
Loss from early debt redemption (Note 17)	148	—	—
Other (gains)/ losses	(38)	(4)	27

	152	172	75

Results from early debt redemption and change in fair value of embedded derivatives mainly relate to the refinancing in Italy (Note 17).

12. Investments

12.1 Information about subsidiaries

The consolidated financial statements of the Group include the following subsidiaries for the years ended 31 December:

Name of significant subsidiaries	Country of incorporation	Nature of the subsidiary	Equity interest in %
			2014	2013
VimpelCom Amsterdam B.V.	Netherlands	Holding	100%	100%
Wind Telecom S.p.A.	Italy	Holding	100%	100%
WIND Acquisition Holdings Finance S.p.A	Italy	Holding	100%	100%
WIND Retail S.r.l.	Italy	Operating	100%	100%
WIND Telecomunicazioni S.p.A.	Italy	Operating	100%	100%
VimpelCom Holdings B.V.	Netherlands	Holding	100%	100%
OJSC VimpelCom	Russia	Operating	100%	100%
“Kyivstar” PJSC	Ukraine	Operating	100%	100%
Limnotex Developments Limited	Cyprus	Holding	71.5%	71.5%
LLP “KaR-Tel”	Kazakhstan	Operating	71.5%	71.5%
LLP “TNS-Plus”	Kazakhstan	Operating	49.0%	49.0%
LLC “Tacom”	Tajikistan	Operating	98.0%	98.0%
LLC “Golden Telecom”	Ukraine	Operating	100%	100%
LLC “Unitel”	Uzbekistan	Operating	100%	100%
LLC “Mobitel”	Georgia	Operating	80.0%	80.0%
CJSC “ArmenTel”	Armenia	Operating	100%	100%
LLC “Sky Mobile”	Kyrgyzstan	Operating	71.5%	71.5%
VimpelCom Lao Co. Ltd.	Lao PDR	Operating	78.0%	78.0%
Weather Capital S.à r.l.	Luxembourg	Holding	100%	100%
Weather Capital Special Purpose 1 S.A.	Luxembourg	Holding	100%	100%
Global Telecom Holding S.A.E. (former name Orascom Telecom Holding S.A..E.)	Egypt	Holding	51.9%	51.9%
Omnium Telecom Algérie S.p.A. (former name Orascom Telecom Algérie S.p.A.)	Algeria	Operating	50.3%	50.3%
Optimum Telecom Algérie S.p.A.	Algeria	Operating	50.3%	50.3%
Pakistan Mobile Communications Limited	Pakistan	Operating	51.9%	51.9%
Banglalink Digital Telecommunications Limited	Bangladesh	Operating	51.9%	51.9%
U-com Burundi S.A.	Burundi	Operating	0%	51.9%
Telecel Centrafrique S.A.	C.A.R.	Operating	0%	51.9%

In October 2014 the Company sold its operations in Central African Republic and Burundi (Note 6).

In January 2015 the Company sold 51% shareholding in OTA decreasing the effective shareholding from 50.1% to 23.7% (Note 6).

12.2 Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests are provided below:

Name of significant subsidiaries	Country of operation	Equity interest held by non-controlling interest in %
		2014	2013
LLP “KaR-Tel”	Kazakhstan	28.5%	28.5%
LLC “Sky Mobile”	Kyrgyzstan	28.5%	28.5%
Global Telecom Holding S.A.E. (comprising Pakistan, Bangladesh and Algeria)	Egypt	48.1%	48.1%

Book values of material non-controlling interests
LLP “KaR-Tel”		164	141
LLC “Sky Mobile”		62	57
Global Telecom Holding S.A.E.		(1,248)	(881)

Profit/(loss) allocated to material non-controlling interests
LLP “KaR-Tel”		49	39
LLC “Sky Mobile”		23	19
Global Telecom Holding S.A.E.		(324)	(1,476)

LLP “KaR-tel” and LLC “Sky Mobile” are 100% owned by Limnotex Development Limited (“Limnotex”). The Company indirectly owns 71.5% of Limnotex. The non-controlling shareholder of Limnotex holds one put option for 15% of Limnotex shares which is accounted for as a financial liability (Note 17). During 2014 Limnotex paid approximately USD 19 of dividends to the non-controlling shareholder as its portion of dividends paid.

The summarised financial information of these subsidiaries before inter-company eliminations is as follows:

Summarised income statement for 2014:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.
Operating revenue	690	178	3,331
Operating expenses	(513)	(109)	(2,972)
Other costs/income	25	22	(758)

Profit/(loss) before tax	202	91	(399)
Income tax expense	(49)	(10)	(286)

Profit/(loss) for the year	153	81	(685)

Attributed to non-controlling interest	49	23	(324)
Dividends paid to non-controlling interest	—	—	—

Summarised income statement for 2013:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.
Operating revenue	776	192	3,470
Operating expenses	(586)	(120)	(4,131)
Other costs/income	21	2	(1,434)

Profit/(loss) before tax	211	74	(2,095)
Income tax expense	(58)	(8)	(988)

Profit/(loss) for the year	153	66	(3,083)
Attributed to non-controlling interest	39	19	(1,476)
Dividends paid to non-controlling interest	—	—	—

Summarised income statement for 2012:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.
Operating revenue	790	161	3,659
Operating expenses	(601)	(95)	(3,026)
Other costs/income	17	(1)	(948)

Profit/(loss) before tax	206	65	(315)
Income tax expense	(40)	(7)	(154)

Profit/(loss) for the year	166	58	(469)
Attributed to non-controlling interest	47	16	(216)
Dividends paid to non-controlling interest	—	—	—

Summarised statement of financial position 2014:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.
Property and equipment	414	86	2,391
Intangible assets	21	8	1,737
Other non-current assets	421	228	2,335
Trade and other receivables	24	14	233
Cash and cash equivalents	477	120	2,853
Other current assets	33	32	471
Financial liabilities	—	—	5,734
Provisions	9	—	1,486
Other liabilities	167	28	2,137

Total equity	1,214	460	662
Attributed to equity holders of parent	1,050	398	1,910
Non-controlling interest	164	62	(1,248)

Summarised statement of financial position 2013:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.
Property and equipment	515	94	2,093
Intangible assets	161	12	4,696
Other non-current assets	123	273	88
Trade and other receivables	27	5	226
Cash and cash equivalents	263	18	2,839
Other current assets	200	79	1,236
Financial liabilities	59	—	5,184
Provisions	9	—	201
Other liabilities	177	20	1,982

Total equity	1,044	461	3,811
Attributed to equity holders of parent	903	330	3,913
Non-controlling interest	141	131	(102)

Summarised cash flow statement 2014:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.
Operating	255	82	(362)
Investing	45	21	252
Financing	(72)	—	102
Effect of exchange rate changes on cash and cash equivalents	(14)	(2)	1
Net increase/(decrease) in cash equivalents	214	101	(7)

Summarised cash flow statement 2013:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.
Operating	270	92	1,166
Investing	(221)	(103)	(508)
Financing	—	—	159
Effect of exchange rate changes on cash and cash equivalents	(4)	—	22
Cash included as held for sale	—	—	(26)

Net increase/(decrease) in cash equivalents	45	(11)	813

Summarised cash flow statement 2012:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.
Operating	314	82	1,190
Investing	(124)	(41)	(580)
Financing	(9)	(64)	461
Effect of exchange rate changes on cash and cash equivalents	1	—	(59)

Net increase/(decrease) in cash equivalents	182	(23)	1,012

12.3 Investments in Associaties

The Company does not have any material investments in Associates. The only material investment in Associate was disposed in September 2014 (Note 6). Group’s share of profit for the year ended 31 December 2014 amounted to USD 21 (2013: USD (139), 2012 (100)).

12.4 Investments in Joint Ventures

The Company has no significant operations in joint ventures. The aggregate carrying value of the investments is as follows:

Joint ventures	2014	2013
Joint ventures	237	414

The following is the aggregate financial information of the investment:

	2014	2013	2012
(Loss)/ profit before tax	(15)	(18)	236

Income tax expense	(1)	(42)	(47)

(Loss)/ profit for the year	(16)	(60)	189
Other comprehensive income	—	—	—

Total comprehensive (loss)/ profit	(16)	(60)	189
Elimination of intercompany transactions	—	(24)	(14)
Group’s share of (loss)/ profit for the year	(8)	(42)	88
Less Group’s share of profit for the year	—	—	(67)
Group’s share of (loss)/ profit for the year from investment in Joint Ventures	(8)	(42)	21

13. Income taxes

Income tax expense consisted of the following for the years ended 31 December:

Current tax	2014	2013	2012
Current year	759	1,228	1,099
Adjustments of previous years	(54)	562	(67)

	705	1,790	1,032

Deferred tax
Origination / (reversal) of temporary difference	(250)	(100)	(346)
Changes in tax rates	(4)	9	(8)
Current year tax losses unrecognized	167	142	319
Recognition and utilization of previously unrecognized tax loss/ tax credit	(12)	(94)	(21)
Expiration of tax losses	5	21	11
Derecognition of previously recognized tax losses	20	7	12
Write off / (reversal of write off) of deferred tax asset temporary differences	14	159	(155)
Adjustments of previous years	(12)	37	5
Unrecognized other carry forwards	89	93	57

	17	274	(126)

Income tax expense	722	2,064	906

Any penalties or interests relating to income tax claims or litigations are included in the tax line item.

The table below outlines the reconciliation between the statutory tax rate in the Netherlands (25%) and effective corporate income tax rates for the Group, together with the corresponding amounts:

Reconciliation between statutory and effective income tax:	Year ended 31 December 2014	Year ended 31 December 2013	Year ended 31 December 2012
Profit/(loss) before taxes	(181)	(2,024)	2,282
Income tax expense (benefit) computed on profit before taxes at statutory tax rate	(45)	(506)	571
Difference due to the effects of:
Different tax rates in different jurisdictions	(171)	(42)	(168)
Non-deductible expenses	561	1,072	242
Non-taxable income	(114)	(45)	(76)
Prior year adjustments	(64)	599	(62)
Change in recognition of deferred tax assets	184	404	224
Withholding taxes	262	473	97
Tax claims	138	112	85
Change in Income tax rate	(4)	9	(8)
Other	(25)	(12)	1

Income tax charge for the period	722	2,064	906

The effective tax rate amounts to (398.8)% in 2014 (2013: (101.9)% and 2012: 39.7%).

Explanatory notes to the effective tax rate

Permanent differences

The non-deductible expenses have an increasing effect on the effective tax rate (USD 561). These mainly relate to the impairment of intangible assets in the Ukraine, Pakistan, Georgia and Laos being non-deductible for tax purposes. The effective tax rate increased due to this non deductibility by USD 245. The non-deductible interest increased the effective tax rate by USD 125.

Subnational income taxes in Italy that use a different taxation basis have an increasing impact on the effective tax rate of USD 33. Furthermore other non-deductible expenses have an increasing impact on effective tax rate of USD 135 (e.g.bad debt losses, application of CFC legislation and other non deductible business and financial expenses).

The non-taxable income reduced the effective tax rate by USD 114. The amount increased in 2014 compared to previous year due to non-taxable functional currency translation result, non taxable interest and dividend income.

Change in recognition of deferred tax assets

The effective tax rate increased by USD 184 due to the change of recognition of deferred tax assets.

The effective tax rate increased as a result of tax losses in Egypt, the Netherlands and Bangladesh for which no deferred tax asset is recognized. Furthermore, Italy is not able to recognize a deferred tax asset on future deductible interest expense increasing the effective tax rate.

The tax rate decreased as a result of recognized deferred tax asset on previous year tax losses (Luxembourg) and change of estimation of deferred tax assets on temporary non-deductible interest and other carry forwards having a positive impact on the ETR.

Withholding taxes

The effect of withholding taxes on undistributed earnings resulted in a tax charge of USD 262. The amount of USD 262 includes a one off tax charge of USD 87 relating to Algerian withholding taxes on dividends that will be distributed upon closing of the ‘Algerian deal’. The amount also includes withholding taxes accrued for future capital gain taxes (USD 45) and interest (USD 36) withholding taxes that will be due upon closing of the Algerian deal.

Finally, the company accrued for the withholding taxes on distribution of dividends from Russia and the CIS (USD 68) and withholding taxes on accrued management fees being capitalized (USD 26).

Prior year adjustments

The effect of prior year adjustments of USD 64 decreased the effective tax rate and mainly relate to the settlement with the Algerian government, resulting in a reversal of a write off of a tax receivable by USD 43.

Tax claims

The tax claims are reserves for uncertain income tax positions. See Note 4 ‘Significant accounting judgments, estimates and assumptions – Deferred tax assets and uncertain tax positions’ for further discussion.

Other

Other includes foreign currency translation result being non taxable. The amount increased in 2014 compared to 2013 due to the change of functional currency of Unitel (Uzbekistan) resulting in a non taxable translation result.

Deferred taxes

As per 31 December 2014 and 31 December 2013, the Group reported the following deferred tax assets and liabilities on the balance sheet:

	31 December 2014	31 December 2013
Deferred tax assets as of 31 December	575	294

Deferred tax liabilities as of 31 December	(1,637)	(1,641)

The following table shows the movements of the deferred tax assets and liabilities in 2014:

	Movements in Deferred taxes
	Opening balance	P/L movement	OCI movement	Acquisition/ Divestment	Other comprehensive income & Other	Currency translation	Tax rate changes	Ending balance
Property, plant and equipment, net	(739)	(31)	—	—	—	220	3	(547)
Other intangible assets, net	(1,158)	215	1	—	—	151	16	(774)
Trade accounts receivable	121	(26)	—	—	—	(20)	—	74
Other assets	703	(72)	—	—	—	(328)	—	303
Provisions	62	(2)	—	—	—	(18)	—	42
Long-term liabilities	(136)	(41)	(13)	—	—	172	(1)	(19)
Short-term payables	(56)	45	—	—	—	83	(3)	69
Other short-term liabilities	75	34	—	—	—	(23)	(2)	84
Other movements and temporary differences	35	(16)	(1)	—	—	(3)	(8)	7
Deferred subnational income taxes and other	(79)	76	(5)	—	—	2	—	(6)
Withholding tax on undistributed earnings	(439)	(236)	—	—	—	76	—	(599)

	(1,611)	(54)	(18)	—	—	312	5	(1,366)
Tax losses and other carry forwards	2,821	302	2	—	—	(8)	(1)	3,116
Non recognized deferred tax assets on losses and credits	(2,391)	(255)	(1)	—	—	1	—	(2,646)
Non recognized deferred tax assets on temporary differences	(166)	(14)	—	—	—	14	—	(166)

Net deferred tax position	(1,347)	(21)	(17)	—	—	319	4	(1,062)

The following table shows the movements of the deferred tax assets and liabilities in 2013:

	Movements in Deferred taxes
	Opening balance	P/L movement	OCI movement	Acquisition/ Divestment	Other comprehensive income & Other	Currency translation	Tax rate changes	Ending balance
Property, plant and equipment, net	(683)	(94)	—	(8)	—	44	3	(739)
Other intangible assets, net	(1,255)	117	—	—	—	(23)	4	(1,158)
Trade accounts receivable	187	(69)	—	—	—	4	(1)	121
Other assets	59	622	—	—	8	15	(1)	703
Provisions	67	(5)	—	—	—	—	—	62
Long-term liabilities	175	(306)	—	—	—	(2)	(1)	(136)
Short-term payables	154	(207)	—	—	(2)	(2)	(1)	(56)
Other short-term liabilities	79	—	—	—	—	(3)	(2)	75
Other movements and temporary differences	26	10	—	—	—	—	(2)	35
Deferred subnational income taxes and other	(124)	46	—	—	3	(4)	—	(79)
Withholding tax on undistributed earnings	(120)	(319)	—	—	—	—	—	(439)

	(1,435)	(206)	—	(8)	9	31	(1)	(1,611)
Tax losses and other carry forwards	1,675	1,153	—	—	—	—	(7)	2,821
Non recognized deferred tax assets on losses and credits	(1,332)	(1,059)	—	—	—	—		(2,391)
Non recognized deferred tax assets on temporary differences	(12)	(153)	—	—	—	—		(166)

Net deferred tax position	(1,104)	(266)	—	(8)	9	31	(8)	(1,347)

VimpelCom recognizes a deferred tax asset for the carry forward of unused tax losses and other carry forwards to the extent that it is probable that the deferred tax asset will be utilized. The company recorded USD 64 deferred tax asset on losses in Luxembourg which utilization is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences. Based on the current financing activities resulting in a taxable income each year and projections for future taxable income over the periods in which the deferred tax asset on losses will be utilized, management believes it is probable that the company will realize the benefit of these tax losses. The amount and expiry date of deductible temporary differences, unused tax losses and other carry forwards for which no deferred tax asset is recognized are as follows as per December 2014:

Tax losses year of expiration	Recognized losses	Recognized DTA	Non-recognized losses	Non-recognized DTA
0 - 5 years	—	—	(1,614)	481
6 - 10 years	(34)	7	(1,408)	340
> 10 years	—	—	—	—
Indefinitely	(933)	316	(5,857)	1,393
Total	(967)	323	(8,879)	2,214

Other carry forwards year of expiration	Recognized credits	Recognized DTA	Non-recognized credits	Non-recognized DTA
0 - 5 years	(15)	15	(5)	1
6 - 10 years	(13)	13	—	—
> 10 years	—	—	—	—
Indefinitely	(331)	91	(1,569)	431

Total	(359)	119	(1,574)	432

These other carry forwards mainly relate to non-deductible interest in Italy that may be carried forward indefinitely to future years.

As of 31 December 2014, the amount of deductible temporary differences for which no deferred tax asset is recognized amounts to USD 697 (with a resulting non-recognized deferred tax asset of USD 166).

The following tables show the recognized and not recognized deferred income tax assets as per December 2013 for comparison purposes:

Tax losses year of expiration	recognized losses	recognized DTA	non recognized losses	non recognized DTA
0 - 5 years	(339)	97	(1,047)	268
6 - 10 years	—	—	(1,175)	273
> 10 years	—	—	—	—
Indefinitely	(930)	346	(6,228)	1,836

total	(1,269)	443	(8,450)	2,377

Other carry forwards year of expiration	recognized credits	recognized DTA	non recognized credits	non recognized DTA
0 - 5 years	—	—	—	—
6 - 10 years	—	—	—	—
> 10 years	—	—	—	—
Indefinitely	—	—	(1,777)	489

Total	—	—	(1,777)	489

VimpelCom reports the tax effect of the existence of undistributed profits that will be distributed in the foreseeable future. During 2014, the Company has recorded a deferred tax liability of USD 598 relating to the tax effect of the undistributed profits that will be distributed in the foreseeable future, primarily in relation to its Russian and Algerian operations. At 31 December 2014, undistributed earnings of VimpelCom’s foreign subsidiaries (outside the Netherlands) which are indefinitely invested and that will not be distributed in the foreseeable future, amounted to approximately USD 6,563 (2013: USD 2,515; 2012: USD 7,693). Accordingly, no deferred tax liability is recognized for this amount of undistributed profits.

Taxes recorded outside profit and loss account

The amount of current and deferred taxes reported outside the profit and loss account amounts to USD 60 (USD 75 current tax; USD (15) deferred tax).

Non-current income tax assets

The company reported both current and non-current income tax assets. The non-current income tax asset (USD 91) mainly relates to advanced tax payments in the Ukraine that can be offset (or realized) against future tax liabilities. The advanced tax payments that will be offset in 2015 are considered current income tax assets; the amount that will not be offset in 2015, but in onward years are considered non-current income tax asset.

14. Earnings per share

Earnings per common share for all periods presented has been determined by dividing profit available to common shareholders by the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended 31 December
	2014	2013	2012
	(In millions of US dollars, except share amounts)
Numerator:
(Loss)/profit for the period attributable to the owners of the parent	(647)	(2,625)	1,539
Denominator:
Denominator for basic earnings per share – weighted average common shares outstanding (millions)	1,748	1,711	1,618
Effect of dilutive securities: Employee stock options (millions)	1	1	1
Denominator for diluted earnings per share – assumed conversions (millions)	1,749	1,712	1,619

Basic (loss)/earnings per share	$(0.37)	$(1.53)	$0.95

Diluted (loss)/earnings per share	$(0.37)	$(1.53)	$0.95

Employee stock options (representing 8,132,989 shares) that are out of the money as of 31 December 2014 were excluded in the computation of diluted EPS because inclusion of the options would have been antidilutive for the periods presented.

15. Property and equipment

Property and equipment consisted of the following:

	Telecommunications equipment	Land, buildings and constructions	Office and measuring equipment	Other Equipment	Equipment not installed and assets under construction	Total
Cost
At 1 January 2013	20,236	771	1,376	573	2,610	25,566
Acquisition of a subsidiary	35	3	—	1	—	39
Reclassification to AHFS*	(156)	(6)	(5)	(6)	(6)	(179)
Additions	829	17	41	24	2,479	3,390
Disposals	(1,130)	(11)	(57)	(27)	(43)	(1,268)
Transfer	2,521	62	207	142	(2,932)	—
Translation adjustment	(206)	(30)	(44)	(19)	(47)	(346)

At 31 December 2013	22,129	806	1,518	688	2,061	27,202

Reclassification to AHFS*	(10)	—	(1)	—	(25)	(36)
Additions	900	16	44	16	2,394	3,370
Disposals	(1,248)	(20)	(74)	(11)	(13)	(1,366)
Transfer	1,959	49	217	(2)	(2,223)	—
Translation adjustment	(6,376)	(290)	(477)	(274)	(692)	(8,109)

At 31 December 2014	17,354	561	1,227	417	1,502	21,061

Depreciation and impairment
At 1 January 2013	(8,488)	(202)	(831)	(357)	(22)	(9,900)
Reclassification to AHFS*	82	3	4	4	—	93
Transfer	7	—	1	—	(8)	—
Depreciation charge for the year	(2,714)	(51)	(210)	(75)	—	(3,050)
Disposals	1,056	7	54	16	—	1,133
Impairment (Note 10)	(45)	—	—	—	(2)	(47)
Translation adjustment	14	10	23	12	3	62

At 31 December 2013	(10,088)	(233)	(959)	(400)	(29)	(11,709)
Reclassification to AHFS*	10	—	1	—	25	36
Transfer	(2)	—	12	(10)	—	—
Depreciation charge for the year	(2,534)	(46)	(198)	(61)	—	(2,839)
Disposals	1,158	13	69	7	—	1,247
Impairment (Note 10)	(68)	—	—	(4)	(2)	(74)
Translation adjustment	3,548	79	314	189	(3)	4,127

At 31 December 2014	(7,976)	(187)	(761)	(279)	(9)	(9,212)

Net book value
At 1 January 2013	11,748	569	545	216	2,588	15,666
At 31 December 2013	12,041	573	559	288	2,032	15,493
At 31 December 2014	9,378	374	466	138	1,493	11,849

*	AHFS – Asset held for sale

None of the assets were pledged as collateral and no assets have restrictions on title. The Company is not party to significant finance leases.

Change in estimate

During 2014 there were no material change in estimates related to property and equipment.

Capitalized borrowing costs

During 2014 VimpelCom capitalized interest in the cost of property and equipment in the amount of USD 24 (2013: USD 48). During 2014 the capitalisation rate was 1.1% (2013: 2.2%).

16. Intangible assets

The total gross carrying value and accumulated amortization of VimpelCom’s intangible assets consisted of the following:

	Telecommunications licenses, frequencies and permissions	Goodwill	Software	Brands and trademarks	Customer relation- ships	Telephone line capacity	Other intangible assets	Total
Cost
At 1 January 2013	4,854	16,973	1,473	2,377	4,256	178	3,827	33,938
Acquisition of a subsidiary	—	18	—	—	23	—	—	41
Reclassification to AHFS	(27)	—	(3)	(6)	(23)	—	—	(59)
Additions	135	—	284	—	—	6	491	916
Disposals	(30)	—	(26)	—	(5)	—	(6)	(67)
Transfer	1,807	—	432	(252)	637	—	(2,624)	—
Translation adjustment	58	(147)	(72)	44	13	(7)	29	(82)

At 31 December 2013	6,797	16,844	2,088	2,163	4,901	177	1,717	34,687

Additions	358	—	341	—	111	1	71	882
Disposals	(302)	—	(68)	(2)	(2)	—	(3)	(377)
Transfer	12	—	26	(1)	899	—	(936)	—
Translation adjustment	(1,204)	(4,192)	(505)	(329)	(1,147)	(74)	(326)	(7,777)

At 31 December 2014	5,661	12,652	1,882	1,831	4,762	104	523	27,415

Amortization and impairment
At 1 January 2013	(1,622)	(9)	(1,021)	(275)	(2,483)	(130)	(833)	(6,373)
Reclassification to AHFS	14	—	1	6	6	—	—	27
Amortization charge for the year	(418)	—	(318)	(116)	(669)	(16)	(254)	(1,791)
Disposals	27	—	22	—	5	—	—	54
Impairment (Note 10)	(31)	(2,130)	—	—	—	—	—	(2,161)
Transfer	(1)	—	1	—	(22)	—	22	—
Translation adjustment	(20)	4	45	(12)	(21)	5	102	103

At 31 December, 2013	(2,051)	(2,135)	(1,270)	(397)	(3,184)	(141)	(963)	(10,141)

Amortization charge for the year	(392)	—	(306)	(113)	(602)	(1)	(65)	(1,479)
Disposals	301	—	61	2	2	—	1	367
Impairment (Note 10)	(1)	(992)	(2)	—	—	—	—	(995)
Transfer	3	—	(2)	—	(707)	—	706	—
Translation adjustment	569	760	298	111	735	54	308	2,835

At 31 December, 2014	(1,571)	(2,367)	(1,221)	(397)	(3,756)	(88)	(13)	9,413

Net book value
At 1 January 2013	3,232	16,964	452	2,102	1,773	48	2,994	27,565
At 31 December 2013	4,746	14,709	818	1,766	1,717	36	754	24,546
At 31 December 2014	4,090	10,285	661	1,434	1,006	16	510	18,002

As of 31 December 2014, other intangible assets primarily include the right of way for using the infrastructure of third parties with the book value of USD 354, respectively (2013: USD 569). None of the assets were pledged as collateral and no assets have restrictions on title.

During 2013, the 4G/LTE license was put into operations in Italy that was recorded as transfer between intangible assets groups.

During 2014 and 2013, VimpelCom did not capitalize any interest in the cost of intangible assets.

17. Financial assets and liabilities

Financial assets

The Company has the following financial assets as of 31 December:

	2014	2013
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency interest rate exchange contracts	—	2
Foreign exchange contracts	94	1
Embedded derivatives in notes	8	154
Derivatives over non-controlling interest	—	35
Financial instruments at fair value
Derivatives designated as fair value hedges
Cross-currency interest rate exchange contracts	170	—
Derivatives designated as cash flow hedges
Cross-currency interest rate exchange contracts	320	9
Interest rate exchange contracts	—	1
Foreign exchange contracts	37	—
Available for sale financial instruments	49	20

Total financial Instruments at fair value	678	222

Loans granted, deposits and other financial assets at amortized cost
Bank deposits	110	396
Interest receivable	3	6
Other investment	26	36
Other loans granted	51	42

Total loans granted, deposits and other financial assets	190	480

Total other financial assets	868	702

Total current	266	440
Total non-current	602	262

Financial liabilities

The Company has the following financial liabilities as of 31 December:

	2014	2013
Financial instruments at fair value
Derivatives designated as cash flow hedges
Cross-currency interest rate exchange contracts	—	171
Interest rate exchange contracts	90	100

Total financial Instruments at fair value	90	271

Other financial liabilities at amortised cost
Bank loans and bonds
Bank loans and bonds, principle	25,024	26,507
Unamortized fair value adjustment under acquisition method of accounting	—	665
Interest accrued	394	594
Fair value adjustment	29	—
Discounts, unamortized fees	(73)	50
Equipment financing
Equipment financing principle	1,019	272
Discounts, unamortized fees on equipment financing	(33)	—
Interest accrued on equipment financing	2	—
Loans from others
Loans from others, principal	400	654
Interest accrued	13	11
Derivative over non-controlling interest via equity	259	204

Total other financial liabilities at amortised cost	27,034	28,957

Total other financial liabilities	27,124	29,228

Total current	3,188	2,426
Total non-current	23,936	26,802

The unamortized fair value adjustment under the acquisition method of accounting relates to the fair value re-measurement of listed debt acquired in the business combination with Wind Telecom. This adjustment was written off due to the refinancing of associated debt.

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

All derivatives are accounted for on a fair value basis and the changes in fair value are recorded in profit or loss, except for put options over non-controlling interests not providing a present ownership interest in the outstanding shares, and derivative instruments which are accounted for using cash flow hedge accounting. Cash flows from derivative instruments are reported in the statement of cash flows in the same line where the underlying cash flows of the hedged item are recorded.

Foreign exchange contracts

OJSC VimpelCom enters into short-term forward and zero-cost collar agreements with several banks in order to protect cash flows of its short-term financial and non-financial obligations denominated in USD from adverse USD-RUB movements. As of 31 December 2014, the notional amount outstanding of these derivative contracts (only zero-cost collars) was USD 603 (2013: USD 130) with an average cap rate of 48.72 (2013: 33.79) and an average floor rate of 39.95 (2013: 31.74).

Embedded derivatives in notes

The Notes issued by the Company’s Italian subsidiary, Wind Acquisition Finance S.A. and Banglalink Digital Communications Ltd. include early repayment options. Accordingly, these companies can repay the debt at certain dates prior to the maturity date at agreed redemption prices. These embedded derivatives are accounted for as a financial asset at fair value through profit or loss.

Derivatives over non-controlling interest – Put and call options

Limnotex

On 24 August 2011, the Company entered into put and call agreements representing up to 28.5% of the shares in its indirect subsidiary Limnotex, which owns 100% of LLP “KaR-Tel”, the Company’s Kazakhstan operator and 100% of LLC “Sky Mobile”, the Company’s Kyrgyzstan operator. As of 31 December 2014, the non-controlling shareholder of Limnotex, holds one put option for 15% of Limnotex shares exercisable during 2017 at a fixed price of USD 330. The call options allow the Company to acquire the total of 28.5% of Limnotex shares held by non-controlling shareholder at a multiple of Adjusted EBITDA. The call option is exercisable until May 2018.

The put option gives rise to a financial liability at the present value of the redemption amount with the value accretion recorded in the non-controlling interest. The value accretion is based on an annual effective interest of 7.41%. The financial liability as of 31 December 2014 amounted to USD 259.

During 2014, the Company wrote off the call option due to a change in the expected exercise date, and recorded a charge of USD 35 in “Other non-operating losses”.

Cross currency and interest rate exchange contracts

On April 23, 2014, the Company’s Italian subsidiary, Wind Acquisition Finance S.A. (“WAF”) entered into several cross-currency interest rate swap agreements with several banks to reduce the volatility of cash flows of USD denominated debt in the amount of USD 2,800 to EUR 2,030 and related interest from April 23, 2014 to April 23, 2021. Pursuant to these agreements, WAF receives a fixed USD rate of 7.375% and pays a fixed EUR rate equal to an average 6.4364% on €1,450 million principal amount and a floating EUR rate equal to 6 months EURIBOR plus on average 5.0688% on €580 million principal amount.

On 10 July 2014 WAF entered into several cross-currency interest rate swap agreements with several banks to reduce the volatility of cash flows of USD denominated debt in the amount of USD 1,900 to EUR 1,413 and related interest from 10 July 2014 to 15 July 2020. Pursuant to these cross-currency interest rate swap, WAF receives a fixed USD rate of 4.75% and pays a fixed EUR rate equal to on average 4.3474% on €984 million principal amount and a floating EUR rate equal to 6 months EURIBOR plus 4.00% on €429 million principal amount.

The Company’s Pakistan subsidiary, Pakistan Mobile Communications Limited, entered into several Cross-Currency Interest Rate Swap Agreements to reduce the volatility of cash flows on USD denominated debt with current outstanding balances of USD 23 (2013 USD 11) to PKR 2,274 (2013 PKR 878), and related interest with maturities until December 15, 2017. Pursuant to these agreements, the Company’s Pakistan subsidiary pays floating interest rate of 6 month KIBOR minus 0.32%-2.60%.

Interest rate exchange contracts

In December 2010, the Company’s Italian subsidiary WIND Telecommunicazioni S.p.A. entered into Interest Rate Swap agreements to reduce the volatility of cash flows on interest payments for variable-rate debt. In September 2012, the majority of these Interest Rate Swaps were restructured for the upcoming 12-18 months and additionally two basis swaps have been added to the portfolio. This restructuring was done to benefit from the basis swap spread between EURIBOR 1 month and EURIBOR 6 month floating rates. In April and September 2013, the swaps have been restructured to align them with the underlying floating rate debt portfolio. Pursuant to these agreements, WIND Telecomunicazioni S.p.A. pays a fixed rate equal to on average 2.21% and receives EURIBOR 3/6 month floating rate on a notional amount of EUR 1,370 until maturity (between 26 September 2016 and 30 April 2020).

Interest-bearing bank loans and bonds

The Company has the following principal amounts outstanding for interest-bearing loans and bonds as of 31 December:

Lender	Interest rate	Maturity	Currency	2014	2013
Senior Secured Notes	3m Euribor + 4.0-5.3% ;4.0-6.5%	2019-2021	EUR/USD	5,868	5,136
Eurobonds	6.5-9.1%	2016-2021	USD	3,100	3,100
Senior Facility Agreement	6m Euribor + 4.3- 4.8%	2018-2019	EUR	2,156	3,236
Senior Notes	7.0-7.4%	2021	EUR/USD	4,917	3,718
Sberbank	8.8-10.8%	2015-2018	RUB	1,583	2,304
Ruble Bonds	8.3-8.9%	2015	RUB	978	1,986
Notes	5.2-9.0%	2017-2023	USD/RUB	3,813	4,167
PIK Notes	12.3%	2017	EUR/USD	—	1,640
Alfa Bank	1mLibor + 3.3%	2017	USD	1,000	—
Revolving Credit Facilities	6mLibor+3.0% Euribor+4.3%	2017-2018	EUR/USD	621	137
Senior Notes	8.6%	2019	USD	300	—
Other loans				688	1,083
Total bank loans and bonds				25,024	26,507

Less current portion				(2,407)	(1,668)
Long-term portion of bank loans and bonds				22,617	24,839

Loans from others

The Company has the following principal amounts outstanding for loans from other parties as of 31 December:

	Interest rate	Maturity	Currency	2014	2013
Debt to Italian Government (LTE license)	Rendistato+1%	2016	EUR	196	334
Annuity loans	3.4-5.5%	2016	EUR	45	122
Terna Debt	10.1%	2035	EUR	159	184
Other loans				—	14
Total loans from others				400	654

Less current portion				(125)	(197)
Long-term loans from others				275	457

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

The company uses the following types of hedge accounting:

•	cash flow hedge accounting used to hedge the risk on future foreign currency cash flows and floating interest rate cash flows;

•	fair value hedge accounting used to convert the USD fixed interest rate on financial liabilities into USD floating interest rate.

The Company’s hedge accounting is summarized below:

	Risk being hedged	Nominal value	Fair value assets	Fair value liabilities
At 31 December 2014
Cash flow hedge accounting
Cross currency and interest rate exchange contracts	Currency	3,875	320	—
Interest rate exchange contracts	Interest	1,657	—	90
Foreign exchange contracts	Currency	191	37	—
Fair value hedge accounting
Cross currency and interest rate exchange contracts	Currency	1,375	170	—
No hedge accounting
Cross currency and interest rate exchange contracts	Currency	22	—	—
Foreign exchange contracts	Currency	468	94	—

	Risk being hedged	Nominal value	Fair value assets	Fair value liabilities
At 31 December 2013
Cash flow hedge accounting
Cross currency and interest rate exchange contracts	Currency	4,250	9	171
Interest rate exchange contracts	Interest	3,807	1	100
Foreign exchange contracts	Currency	55	—	—
No hedge accounting
Cross currency and interest rate exchange contracts	Currency	11	2	—
Foreign exchange contracts	Currency	248	1	—

The following table shows the periods in which the cash flows of the derivatives, to which cash flow hedge accounting applies, are expected to occur:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2014
Cash flows	70	55	91	60	276
Cash flow hedge reserve	—	—	—	—	(71)

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2013
Cash flows	(61)	(77)	(22)	(5)	(165)
Cash flow hedge reserve	—	—	—	—	(212)

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

Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements as of 31 December (based on future cash flows discounted at current market rates):

	Carrying value		Fair value
	2014	2013	2014	2013
Financial assets
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency interest rate exchange contracts	—	2	—	2
Foreign exchange contracts	94	1	94	1
Embedded derivatives in notes	8	154	8	154
Derivatives over non-controlling interest	—	35	—	35
Financial instruments at fair value
Derivatives designated as fair value hedges
Cross-currency interest rate exchange contracts	170	—	170	—
Derivatives designated as cash-flow hedges
Cross-currency interest rate exchange contracts	320	9	320	9
Interest rate exchange contracts	—	1	—	1
Foreign exchange contracts	37	—	37	—
Available for sale financial instruments	49	20	49	20

Total financial Instruments at fair value, assets	678	222	678	222

Loans granted, deposits and other financial assets
Bank deposits	110	396	110	396
Interest receivable	3	6	3	6
Other investment	26	36	26	36
Other loans granted	51	42	51	42

Total loans granted, deposits and other financial assets	190	480	190	480

Total financial assets	868	702	868	702

Financial instruments at fair value
Derivatives designated as cash flow hedges
Cross-currency interest rate exchange contracts	—	171	—	171
Interest rate exchange contracts	90	100	90	100

Total financial Instruments at fair value, liabilities	90	271	90	271

Total other financial liabilities at amortised cost	27,034	28,957	25,410	29,792

Total financial liabilities	27,124	29,228	25,500	30,063

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

Total financial assets as of 31 December 2014 consist of non-current and current other financial assets of USD 602 and USD 266, respectively (31 December 2013: USD 262 and USD 440, respectively).

Total financial liabilities as of 31 December 2014 consist of non-current financial liabilities and current other financial liabilities of USD 23,936 and USD 3,188, respectively (31 December 2013: USD 26,802 and USD 2,426, respectively).

Fair value hierarchy

As of 31 December 2014 and 2013 the Company held financial instruments carried at fair value on the statement of financial position in accordance with IAS 39.

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

As of 31 December 2014 Description	(Level 1)	(Level 2)	(Level 3)
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency interest rate exchange contracts	—	—	—
Foreign exchange contracts	—	94	—
Embedded derivatives in notes			8
Derivatives over non-controlling interest	—	—	—
Financial instruments at fair value
Derivatives designated as fair value hedges
Cross-currency interest rate exchange contracts	—	170	—
Derivatives designated as cash-flow hedges
Cross-currency interest rate exchange contracts	—	320	—
Interest rate exchange contracts	—	—	—
Foreign exchange contracts	—	37	—
Available for sale financial instruments	—	27	22

Total financial Instruments at fair value, assets	—	648	30

Assets for which fair values are disclosed
Loans granted, deposits and other financial assets
Bank deposits	—	110	—
Interest receivable	—	3	—
Other investment	—	26	—
Other loans granted	—	51	—
Trade and other receivables	—	1,886	—
Cash and cash equivalents	—	6,342	—

Total assets for which fair values are disclosed	—	8,418	—

Financial instruments at fair value
Derivatives designated as cash flow hedges
Cross-currency interest rate exchange contracts	—	—	—
Interest rate exchange contracts	—	90	—

Total financial Instruments at fair value, liabilities	—	90	—

Liabilities for which fair values are disclosed
Financial liabilities at amortized cost	11,177	14,233	—
Trade and other payables	—	4,007	—

Total liabilities for which fair values are disclosed	11,177	18,240	—

As of 31 December 2013 Description	(Level 1)	(Level 2)	(Level 3)
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency interest rate exchange contracts	—	2	—
Foreign exchange contracts	—	1	—
Embedded derivatives in notes	—	—	154
Derivatives over non-controlling interest	—	—	35
Financial instruments at fair value
Derivatives designated as cash-flow hedges
Cross-currency interest rate exchange contracts	—	9	—
Interest rate exchange contracts	—	1	—
Available for sale financial instruments	—	—	20

Total financial Instruments at fair value, assets	—	13	209

Assets for which fair values are disclosed
Loans granted, deposits and other financial assets
Bank deposits	—	396	—
Interest receivable	—	6	—
Other investment	—	36	—
Other loans granted	—	42	—
Trade and other receivables	—	2,407	—
Cash and cash equivalents	—	4,454	—

Total assets for which fair values are disclosed		7,341	—

Financial instruments at fair value
Derivatives designated as cash flow hedges
Cross-currency interest rate exchange contracts	—	171	—
Interest rate exchange contracts	—	100	—

Total financial Instruments at fair value, liabilities	—	271	—

Liabilities for which fair values are disclosed
Financial liabilities at amortized cost	20,327	9,465	—
Trade and other payables	—	4,860	—

Total liabilities for which fair values are disclosed	20,327	14,325	—

*	Derivatives over non-controlling interests are valued at the net present value of the redemption amount with the value movements recorded in the other comprehensive income.

The movement of financial instruments measured at the fair value using unobservable inputs (Level 3) is presented below:

	As of 31 Dec. 2013	Currency translation adjustment	Change in fair value reported in earnings	Change in fair value reported in equity	Purchased	Sold/ Settled/ Expired	As of 31 Dec., 2014
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Embedded derivatives in notes	154	—	(149)	—	3	—	8
Financial instruments at fair value
Available for sale financial instruments	20	(2)	—	4	—	—	22

Total financial Instruments at fair value, assets	174	(2)	(149)	4	3	—	30

	As of 31 Dec. 2012	Currency translation adjustment	Change in fair value reported in earnings	Change in fair value reported in equity	Purchased	Sold/ Settled/ Expired	As of 31 Dec. 2013
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Embedded derivatives in notes	77	—	77	—	—	—	154
Financial instruments at fair value
Available for sale financial instruments	—	—	—	—	20	—	20

Total financial Instruments at fair value, assets	77	—	77	—	20	—	174

Loans granted, deposits and other financial assets for which fair values are disclosed	796	(51)	(862)		117		—

The changes in fair value are unrealised and recorded in “Other non-operating losses” in the consolidated income statement.

Offsetting arrangements

For the financial assets and liabilities subject to netting arrangements, each agreement between the Group and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities are settled on a gross basis.

The major arrangements applicable for the Group are agreements with national and international interconnect operators and agreements with roaming partners.

Several entities of the Group have entered into International Swaps and Derivatives Association, Inc. (ISDA) Master Agreements or equivalent documents with their counterparties, governing the derivative transactions entered into between these entities and their counterparties. Based on these documents, only in case of an Event of Default of either the entity or the counterparty, it is allowed to offset any derivative positions outstanding.

				Related amounts not set off in the consolidated statement of financial position
As at 31 December 2014	Gross amounts recognized	Gross amounts set off in the consolidated statement of financial position	Net amounts presented in the consolidated statement of financial position	Financial instruments	Cash collateral received	Net amount
Other financial assets (non-current)	602	—	602	—	—	602
Other financial liabilities (non-current)	23,936	—	23,936	—	—	23,936
Other financial assets (current)	266	—	266	—	—	266
Other financial liabilities (current)	3,188	—	3,188	—	—	3,188
Trade and other receivables	1,983	(97)	1,886	—	—	1,886
Trade and other payables	4,104	(97)	4,007	—	—	4,007

				Related amounts not set off in the consolidated statement of financial position
As at 31 December 2013	Gross amounts recognized	Gross amounts set off in the consolidated statement of financial position	Net amounts presented in the consolidated statement of financial position	Financial instruments	Cash collateral received	Net amount
Other financial assets (non-current)	262	—	262	—	—	262
Other financial liabilities (non-current)	26,802	—	26,802	—	—	26,802
Other financial assets (current)	440	—	440	—	—	440
Other financial liabilities (current)	2,426	—	2,426	—	—	2,426
Trade and other receivables	2,518	(111)	2,407	—	—	2,407
Trade and other payables	4,971	(111)	4,860	—	—	4,860

Major treasury events during 2014

VimpelCom Amsterdam B.V. financing

In 2014, VimpelCom Amsterdam B.V. has further drawn under the term loan facility entered into on 20 December 2012 in an amount up to USD 500 with China Development Bank Corporation as lender, bearing interest at a rate of LIBOR plus a margin of 3.30%, to finance equipment purchases by subsidiaries of VimpelCom Amsterdam B.V. from Huawei Technologies Company Limited and its affiliates. On 28 January 2014, 26 March 2014, 20 June 2014, 22 September 2014 and 18 December 2014, VimpelCom Amsterdam B.V. drew down USD 104, USD 71, USD 65, USD 57 and USD 99 respectively under this facility, after which the facility was fully utilized. OJSC VimpelCom has guaranteed VimpelCom Amsterdam B.V.’s payment obligations under this facility.

In 2014, VimpelCom Amsterdam B.V. has further drawn under the facility agreement entered into on 28 March 2013 with HSBC Bank plc for an U.S. dollar denominated Swedish export credit facility supported by EKN, for a total principal amount of USD 500, of which USD 270 was committed. The purpose of the facility is to finance equipment and services provided to the subsidiaries of VimpelCom Amsterdam B.V. by Ericsson on a reimbursement basis. The committed facility bears interest at a rate of 1.72%. On 26 February 2014 and 9 October 2014, VimpelCom Amsterdam B.V. drew down USD 105 and USD 78 respectively under this facility, after which the committed part of the facility was fully utilized. OJSC VimpelCom has guaranteed VimpelCom Amsterdam B.V.’s payment obligations under this facility.

On each of 2 April 2014 and 18 April 2014, VimpelCom Amsterdam B.V. signed a credit facility agreement with OAO “Alfa-Bank”, each for a total principal amount of USD 500 (each an “Alfa-Bank Credit Facility”). Each Alfa-Bank Credit Facility has a three-year term, bears interest at a rate of LIBOR plus 3.25% per annum (subject to adjustments in accordance with the terms of the agreement) and is guaranteed by VimpelCom Holdings B.V. On 3 April 2014 and 23 April 2014, VimpelCom Amsterdam B.V. drew down USD 500 and USD 500 under the respective Alfa-Bank Credit Facilities.

On 7 April 2014, VimpelCom Amsterdam B.V. signed a revolving credit facility agreement with several international banks for a total principal amount of USD 1,650, with an option to increase the principal amount of the facility by up to USD 150 within 6 months after the date of signing (the “2014 RCF”), which increase was executed on 3 October 2014. The 2014 RCF has a three year tenor, bears interest at a rate of LIBOR plus 2.95% per annum (subject to adjustments in accordance with the terms of the agreement) and is guaranteed by VimpelCom Holdings B.V. On 23 April 2014, VimpelCom Amsterdam B.V. drew down USD 1,000 under the 2014 RCF which was repaid on 30 June 2014, and on 8 September 2014, VimpelCom Amsterdam B.V. drew down USD 500 under this facility which was repaid on 5 February 2015.

On 16 April 2014 and with effect as from 25 April 2014, VimpelCom cancelled the existing US$225 million and EUR 205 million (approximately USD 283 as of 25 April 2014) revolving credit facility that VimpelCom Amsterdam B.V., as borrower, had entered into with a syndicate of lenders in 2011.

OJSC VimpelCom financing

On 30 April 2014, OJSC VimpelCom signed a loan facility agreement with CISCO Systems Finance International. The loan is a Russian ruble-denominated equipment financing facility for a total amount of RUB 1,500 million (approximately USD 42 as of 30 April 2014). The purpose of the facility is to finance equipment purchased by OJSC VimpelCom from CISCO on a reimbursement basis. The facility bears interest at a rate of 8.85%. The facility was drawn on 7 May 2014 and 9 July 2014 in an amount of RUB 1,312 million (approximately USD 37 as of 7 May 2014) and RUB 188 million (approximately USD 5 as of 9 July 2014) respectively.

On 30 May 2014, OJSC VimpelCom entered into a credit facility agreement with OJSC Sberbank for the amount of RUB 25,000 million (approximately USD 722 as of 30 May 2014). The facility bears interest at a rate of 10.75% (subject to adjustments in accordance with the terms of the agreement). On 29 September 2014, 13 October 2014 and 10 November 2014, OJSC VimpelCom drew down RUB 2,500 million (approximately USD 65 as of 29 September 2014), RUB 10,000 million (approximately USD 249 as of 13 October 2014) and RUB 12,500 million (approximately USD 261 as of 10 November 2014), respectively.

On 30 May 2014, OJSC VimpelCom entered into a revolving credit facility with OJSC Sberbank for the amount of RUB 15,000 million (approximately USD 433 as of 30 May 2014). The facility bears interest at a rate of MosPrime plus 2.1% (subject to adjustments in accordance with the terms of the agreement). On 2 July 2014, OJSC VimpelCom drew down an amount of RUB 8,000 million (approximately USD 234 as of 2 July 2014) under this facility, which was repaid on 29 September 2014. The revolving credit facility with OJSC Sberbank that OJSC VimpelCom had previously entered into on 1 December 2011 was terminated on 23 June 2014.

WAF Bonds

On 23 April 2014, Wind Acquisition Finance S.A., or “WAF,” issued EUR 1,750 million (approximately USD 2,418 as of 23 April 2014) 7.00% Euro denominated Senior Notes due 2021 and USD 2,800 7.375% U.S. dollar denominated Senior Notes due 2021 (together, the “2021 Notes”). The 2021 Notes are guaranteed by its parent Wind Telecomunicazioni S.p.A. The USD 2,800 U.S. dollar denominated tranche of the Senior Notes are hedged with cross currency interest rate swaps to EUR for an amount of EUR 2,030 million (approximately USD 2,805 as of 23 April 2014). The maturity date of the 2021 Notes and the related cross currency interest rate swaps is 23 April 2021. Pursuant to the cross currency interest rate swaps, WAF receives a fixed USD rate of 7.375% and pays a fixed EUR rate equal to an average 6.4364% on EUR 1,450 million (approximately USD 2,004 as of 23 April 2014) principal amount and a floating EUR rate equal to 6 months Euribor plus on average 5.0688% on EUR 580 million (approximately USD 801 as of 23 April 2014) principal amount.

Pursuant to an Offer to Purchase by WAF of all amounts outstanding under its 11.75% Senior Notes due 2017 using a portion of the proceeds of its offering of 2021 Notes, of the EUR 1,250 million (approximately USD 1,727 as of 23 April 2014) and USD 2,000 outstanding, notes for amounts of EUR 1,084 million (approximately USD 1,498 as of 23 April 2014) and USD 1,890 were tendered and settled on 23 April 2014 and notes for amounts of EUR 1 million (approximately USD 1 as of 9 May 2014) and USD 3 were tendered and settled on 9 May 2014. The remaining outstanding notes were called as per 15 July 2014. On 23 April 2014, funds have been placed in escrow accounts to fulfil those payments. The cross currency interest rate swaps related to the USD 2,000 11.75% Senior Notes due 2017 have been restructured to become part of the aforementioned cross currency interest rate swaps related to the 2021 Notes.

Pursuant to an Offer to Purchase by Wind Acquisition Holdings Finance S.A. of all amounts outstanding under its 12.25% Senior Notes due 2017 using (indirectly) a portion of the proceeds of the offering of 2021 Notes by WAF, as well as a EUR 500 million (approximately USD 691 as of 17 April 2014) indirect cash injection from VimpelCom, which was settled on 17 April 2014, of the EUR 528 million (approximately USD 730 as of 23 April 2014) and USD 1,015 outstanding, notes for amounts of EUR 468 million (approximately USD 647 as of 23 April 2014) and USD 976 were tendered and settled on 23 April 2014 and notes for amounts of EUR 1 million (approximately USD 1 as of 9 May 2014) were tendered and settled on 9 May 2014. The remaining outstanding notes were called as per 15 July 2014. On 23 April 2014, funds have been placed in escrow accounts to fulfil those payments.

The net gain of USD 106 was recorded in “Other non-operating losses” in the consolidated income statement.

On 10 July 2014, WAF issued EUR 2,100 million (approximately USD 2,858 as of 10 July 2014) 4.00% Euro denominated Senior Secured Notes due 2020, EUR 575 million (approximately USD 783 as of 10 July 2014) 6 month Euribor + 4.00% Euro denominated Senior Secured Notes due 2020 and USD 1,900 4.75% U.S. dollar denominated Senior Notes due 2020 (together, the “2020 Notes”). The 2020 Notes are guaranteed by Wind Telecomunicazioni S.p.A. The USD 1,900 U.S. dollar denominated Senior Notes are hedged with cross currency interest rate swaps to EUR for an amount of EUR 1,413 million (approximately USD 1,923 as of 10 July 2014). The maturity date of the 2020 Notes and the related cross currency interest rate swaps is 15 July 2020. Pursuant to these cross currency interest rate swaps, WAF receives a fixed USD rate of 4.75% and pays a fixed EUR rate equal to on average 4.3474% on EUR 984 million (approximately USD 1,339 as of 10 July 2014) principal amount and a floating EUR rate equal to 6 months Euribor plus 4.00% on EUR 429 million (approximately USD 584 as of 10 July 2014) principal amount.

WAF issued an Offer to Purchase all amounts outstanding under its EUR 1,950 million (approximately USD 2,654 as of 10 July 2014) 7.375% Euro Senior Secured Notes due 2018 and under its USD 1,700 7.25% U.S. dollar Senior Secured Notes due 2018 using a portion of the proceeds of its offering of 2020 Notes. Of the outstanding amounts of EUR 1,950 million (approximately USD 2,654 as of 10 July 2014) and USD 1,700, notes for amounts of EUR 1,645 million (approximately USD 2,238 as of 10 July 2014) and USD 1,449 were tendered and settled on 10 July 2014. The remaining outstanding notes were called and settled on 25 July 2014. On 10 July 2014, funds have been placed in escrow accounts to fulfil those payments. Further proceeds have been used to repay portions of the Senior Facility Agreement on 10 July 2014 for EUR 573 million (approximately USD 780 as of 10 July 2014). The cross currency interest rate swaps related to the USD 1,700 million 7.25% Senior Notes due 2018 have been restructured to become part of the aforementioned cross currency interest rate swaps related to the 2020 Notes.

The refinancing transaction on 10 July 2014 was accounted for as an extinguishment resulting in a net pre-tax loss of USD 184 recorded in “Other non-operating losses” in the consolidated income statement.

WIND Senior Facility Agreement consent

Related to the aforementioned refinancing transaction, Wind Telecomunicazioni S.p.A. on 19 March 2014 requested, and on 3 April 2014 was granted, consent from the lenders in the Senior Facility Agreement (“SFA”) to enable, among other matters, a re-leveraging of Wind Telecomunicazioni S.p.A. and upstream loan to its parent Wind Acquisition Holdings Finance S.p.A., the adjustment of financial covenant ratios, an extension of the tenors of the term loan and revolving credit facilities, settlement of an outstanding intercompany loan with Wind Telecom S.p.A., and modification of the change of control definition, in exchange for a consent fee and an increase of the interest margin by 0.25%.

Banglalink Notes

On 6 May 2014, our Bangladesh subsidiary Banglalink issued USD 300 8.625% senior notes due 2019 (the “BDC Notes”). The BDC Notes were issued at a re-offer price of 99.008%, with a re-offer yield to maturity of 8.875% and a term of five years. Interest is payable semi-annually.

In May 2014, Banglalink repaid all amounts outstanding under its 17 December 2013 bridge facility from Standard Chartered Bank.

Also, in May and June 2014, Banglalink repaid 13.5% senior BDT notes and three other smaller facilities in an aggregate principal amount of USD 43, each of which had been subject to a common terms agreement dated 13 June 2007, as amended, and related intercreditor and security agreements.

PMCL Facilities

On 16 May 2014, Pakistan Mobile Communications Ltd. (“PMCL”) drew under several facilities for an amount of PKR 22,000 million (approximately USD 223 as of 16 May 2014). The interest rate varies from 3 month or 6 month KIBOR plus 1.00%-1.25% and the loans will mature in May 2021.

VimpelCom Holdings B.V. Facility

On 19 November 2014, VimpelCom Holdings B.V. entered into an USD 1,000 term loan facility agreement with China Development Bank Corporation and Bank of China Limited as lenders, bearing interest at a rate of LIBOR plus a margin of 3.06%, to finance equipment purchases by subsidiaries of VimpelCom Ltd. from Huawei Technologies Co. Ltd, its subsidiaries and its affiliates. VimpelCom Amsterdam B.V. has guaranteed the payment obligations under this facility. The facility is available for a period of three years and has a total tenor of eight years.

Omnium Telecom Algeria SpA Facility

On 16 December 2014, OTA signed a term loan facility agreement with several Algerian and international banks for a total principal amount of DZD 50,000 million (approximately USD 583 as of December 16, 2014). The maturity date of the facility is 30 September 2019. It bears interest at the of Bank of Algeria Re-Discount Rate plus 2.0% per annum (subject to adjustments in accordance with the terms of the agreement) and is unguaranteed. On 28 January 2015, the facility was fully drawn.

Optimum Telecom Algérie SpA Facility

On 16 December 2014, Optimum Telecom Algérie SpA signed a term loan facility agreement with several Algerian and international banks for a total principal amount of DZD 32,000 million (approximately USD 373 as of 16 December 2014). The maturity date of the facility is 30 September 2019 and bears interest at a rate of Bank of Algeria Re-Discount Rate plus 1.5% per annum (subject to adjustments in accordance with the terms of the agreement) and is unguaranteed. The facility is not yet drawn.

18. Current and non-current other financial assets and liabilities

Other non-current non-financial assets consisted of the following as of:

	31 December 2014	31 December 2013
Deferred costs related to connection fees	13	9
Other long-term assets	13	9

	26	18

Other current non-financial assets consisted of the following as of:

	31 December 2014	31 December 2013
Advances to suppliers	371	348
Input VAT	161	91
Prepaid taxes	141	196
Deferred costs related to connection fees	16	20
Indemnification assets	99	125
Others	9	10

	797	790

Other non-current non-financial liabilities consisted of the following as of:

	31 December 2014	31 December 2013
Long-term deferred revenue	76	110
Provision for pensions and other post-employment benefits	126	110
Governmental grants	41	46
Payables for intangibles	43	52
Other non-current liabilities	115	115

	401	433

Other current non-financial liabilities consisted of the following as of:

	31 December 2014	31 December 2013
Customer advances	496	874
Short-term deferred revenue	203	89
Customer deposits	85	79
Other taxes payable	580	554
Other payments to authorities	124	104
Due to employees	224	223
Other liabilities	218	178

	1,930	2,101

19. Inventories

Inventory consisted of the following as of:

	31 December 2014	31 December 2013
Telephone handsets and accessories for sale	99	170
SIM-Cards	14	18
Other inventory	26	29
Inventory write-offs	(22)	(25)

	117	192

20. Trade and other receivables

Trade and other receivables consisted of the following as of 31 December:

	2014	2013
Trade accounts receivable, gross	2,429	3,144
Allowance for doubtful accounts	(582)	(795)

Trade accounts receivable, net	1,847	2,346
Other receivables	39	61

	1,886	2,407

As of 31 December 2014, trade receivables with an initial value of USD 582 (2013: USD 795) were impaired and, thus, fully provided for. See below the movements in the provision for the impairment of receivables:

	2014	2013
Balance as of 1 January	795	717
Classified as held for sale	(4)	—
Provision for bad debts	208	207
Provision released	(7)	—
Accounts receivable written off	(292)	(135)
Foreign currency translation adjustment	(118)	6

Balance as of 31 December	582	795

As of 31 December, the aging analysis of trade receivables is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			< 30 days	30–120 days	> 120 days
2014	1,847	1,187	181	137	342
2013	2,346	1,499	217	151	479

21. Cash and cash equivalents

Cash and cash equivalents consisted of the following items as of 31 December:

	2014	2013
Cash and cash equivalents at banks and on hand	4,586	3,929
Short-term deposits with an original maturity of less than 90 days	1,756	525

Total cash and cash equivalents	6,342	4,454

Cash at banks earns interest at floating rates based on bank deposit rates, Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

The cash balances as of 31 December 2014 in Algeria of USD 2,732 (2013: 2,651), Uzbekistan of USD 532 (2013: USD 256) and Ukraine USD 116 (31 December 2013: USD nil) are restricted from repatriation due to local government or central bank regulations. Refer to Note 6 for a discussion of the settlement of our disputes with the Algerian Government, including around currency controls. There are no other foreign subsidiaries with significant cash balances for which the repatriation of surplus cash would result in a material tax liability.

The Company is not able to repatriate the cash balance of certain entities in Luxembourg and Italy as of 31 December 2014 of USD 255 (2013: USD 197) due to existing covenants under borrowing facilities.

Cash balances as of 31 December 2014 include investments in Money Market Funds of USD 1,207 (2013: USD 223).

22. Issued capital and reserves

As of 31 December 2014, the Company had 2,759,171,827 authorized common shares (2013: 2,759,171,827) with a nominal value of USD 0.001 per share, of which 1,756,731,135 shares were issued and outstanding (2013: 1,756,731,135). The holders of common shares are, subject to our bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. Each fully paid common share entitles its holder to (a) participate in shareholder meetings, (b) have one vote on all issues voted upon at a shareholder meeting, except for the purposes of cumulative voting for the election of the Supervisory Board, in which case each common share shall have the same number of votes as the total number of members to be elected to the Supervisory Board and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates, (c) receive dividends approved by the Supervisory Board, (d) in the event of our liquidation, receive a pro rata share of our surplus assets; and (e) exercise any other rights of a common shareholder set forth in our bye-laws and Bermuda law.

As of 31 December 2014, the Company also had 305,000,000 authorized convertible voting preferred shares with a nominal value of USD 0.001 per share, of which 305,000,000 shares were issued and outstanding at 31 December 2014 (2013: 305,000,000). The redemption value of convertible preference shares are reflected in other financial liabilities. Each convertible preference share entitles its holder to one vote per convertible preferred share, voting together with the common shares as a single class, except where cumulative voting applies when electing directors. Convertible preferred shares do not have dividend rights. The holders of convertible preferred shares, in the event of our winding-up or dissolution, are not entitled to any payment or distribution in respect of our surplus assets. The holders of convertible preferred shares are, subject to our bye-laws and Bermuda law, entitled to convert their convertible preferred shares, at their option, at any time (a) after the date which is two years and six calendar months after the date of issue of the relevant convertible preferred shares but before the date which is five years after such date of issue and (b) during the period between the date on which a mandatory offer for all common and preferred shares is announced and the final business day such offer is open for acceptance, in each case, in whole or in part, into common shares on the basis of one common share for one convertible preferred share. Upon conversion, the converting shareholder must pay to VimpelCom a conversion premium per share equal to the greater of (a) the closing mid market price of VimpelCom common ADSs on the NASDAQ on the date of the conversion notice, and (b) the 30 day volume weighted average price on the NASDAQ of VimpelCom common ADSs on the date of the conversion notice. Any convertible preferred shares not redeemed five years after their issue will be immediately redeemed by the company at a redemption price of USD 0.001 per share.

In the accompanying financials and in these notes, shares held by the Company or its subsidiaries are treated as “treasury shares”. Treasury shares amount to 8,132,989 shares of common stock as of 31 December 2014 (2013: 8,487,396).

Share options exercised in each respective year have been settled using the treasury shares of the Company. The reduction in the treasury shares equity component is equal to the cost incurred to acquire the shares, on a weighted average basis. Any excess between the cash received from employees and reduction in treasury shares is recorded in capital surplus.

Nature and purpose of reserves

Other capital reserves

The other capital reserve is used to recognise the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration (see Note 25) and to record the accumulated impact of derivatives designated as cash flow hedges (see Note 17).

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

23. Dividends paid and proposed

Pursuant to Bermuda law, VimpelCom is restricted from declaring or paying a dividend if there are reasonable grounds for believing that (a) VimpelCom is, or would after the payment be, unable to pay its liabilities as they become due, or (b) the realizable value of VimpelCom assets would, as a result of the dividend, be less than the aggregate of VimpelCom liabilities.

On 11 November 2014, the Supervisory Board authorized the payment of a dividend of USD 3.5 cents per ADS. The record date for the Company’s shareholders entitled to receive the dividend payment has been set for 24 November 2014. The ex-dividend date has been set for 20 November 2014. The dividend has been paid in December 2014. The Company made appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon.

24. Provisions

The following table summarizes the movement in provisions for the years ended 31 December 2013 and 2014:

	Income taxes provisions	Tax provisions other than for income tax	Provision for decommissioning	Legal provisions	Other provisions	Total provisions
At 1 January 2013	222	178	210	50	80	740
Arising during the year	228	224	17	25	1,311	1,805
Utilized	(3)	(40)	(2)	(23)	(34)	(102)
Reclassification	(106)	45	1	25	35	—
Unused amounts reversed	(58)	(36)	(1)	(7)	(10)	(112)
Discount rate adjustment and imputed interest (change in estimates)	—	—	(15)	—	—	(15)
Translation adjustments and other	(8)	(3)	(8)	(1)	1	(19)
At 31 December 2013	275	368	202	69	1,383	2,297
Current 2013	218	368	—	12	1,282	1,880
Non-current 2013	57	—	202	57	101	417

At 1 January 2014	275	368	202	69	1,383	2,297
Arising during the year	108	12	45	12	162	339
Utilized	(8)	(54)	(2)	(6)	(231)	(301)
Reclassification	44	(247)	—	(25)	228	—
Unused amounts reversed	(16)	(9)	(1)	(4)	(41)	(71)
Discount rate adjustment and imputed interest (change in estimates)	—	—	9	—	3	12
Translation adjustments and other	(50)	(10)	(63)	(2)	(256)	(381)
At 31 December 2014	353	60	190	44	1,248	1,895
Total current	131	31	—	14	1,192	1,368
Total non-current	222	29	190	30	56	527

At 31 December 2014, other provisions include the claim from Bank of Algeria of USD 1,125 as further discussed in Note 6.

The timing of payments in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty. Key assumptions and sources of uncertainty are discussed in Note 4.

Significant tax and legal proceedings are discussed in Note 26 below. Given the uncertainties inherent in such proceedings, there can be no guarantee that the ultimate outcome will be in line with VimpelCom’s current view.

25. Related parties

Shareholders and other related parties

As of 31 December 2014, the Company is primarily owned by two major shareholders: LetterOne Holding S.A. (“LetterOne”) and Telenor East Holding II AS (“Telenor”). The Company has no ultimate controlling shareholder.

Alfa group is no longer a related party to the Company as defined in IAS 24 Related Party Disclosures following its internal restructuring and contributing its shares to LetterOne, whereby LetterOne is not part of the Alfa Group.

The following table provides the total amount of transactions that have been entered into with related parties and balances of accounts with them for the relevant financial years:

	For the year ended and as of 31 December 2014	For the year ended and as of 31 December 2013	For the year ended and as of 31 December 2012
Revenue from LetterOne	—	11	11
Revenue from Telenor	50	4	50
Revenue from associates	11	43	89
Revenue from Weather	—	1	—
Finance income from associates	2	39	681
Wind International Services Spa	—	—	27
SPAL TLC SpA	26	38	18
Revenue from other related parties	10	—	4

	99	136	880

Services from LetterOne	3	11	12
Services from Telenor	57	6	44
Services from associates	37	72	202
SPAL TLC SpA	34	49	—
Services from other related parties	11	—	30

	142	138	288

Cash and cash equivalent	—	52	112
Accounts receivable from LetterOne	—	1	1
Accounts receivable from Telenor	11	7	7
Accounts receivable from Weather	—	5	—
Wind International Services Spa	—	—	26
SPAL TLC SpA	3	11	46
Accounts receivable from associates	9	13	61
Advances to associates and JV	17	—	—
Financial asset receivable from associates	31	—	781
Accounts receivable from other related parties	1	—	3

	73	89	1,037

Accounts payable to Telenor	13	3	3
SPAL TLC SpA	8	9	10
Accounts payable to associates	20	11	40
Accounts payable to other related parties	1	—	9

	42	23	62

Outstanding balances and transactions with Telenor relate to operations with VimpelCom’s shareholder Telenor East Holding II AS, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries mainly represented by roaming agreements. On 8 March 2011, VimpelCom also entered into a services agreement with Telenor, under which Telenor renders to VimpelCom or its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and VimpelCom. VimpelCom pays Telenor annually USD 1.5 for the services.

Outstanding balances and transactions with LetterOne relate to a General Services Agreement with LetterOne Corporate Advisor Limited, dated 1 December 2010, under which LetterOne Corporate Advisor Limited renders to VimpelCom and its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by LetterOne Corporate Advisor Limited and VimpelCom. VimpelCom pays LetterOne Corporate Advisor Limited annually USD 1.5 for the services. VimpelCom is also party to a Consultancy Deed with LetterOne Corporate Advisor Limited, dated 21 August2013, under which LetterOne Corporate Advisor Limited provides additional consultancy services to VimpelCom for which VimpelCom pays annually USD 3.5. The General Services Agreement and Consultancy Deed were originally entered into by VimpelCom and Altimo Management Services Ltd., but the latter was replaced by LetterOne Corporate Advisor Limited pursuant to a Deed of Assignment and Novation dated 3 June 2014.

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

Outstanding balances and transactions with associates relate to operations with VimpelCom’s equity investees (see Note 12). Loans receivable mainly represent outstanding balances from GWMC before the disposal in September 2014 (see Notes 6 and 17). Euroset transactions mainly represent sales of telephones and accessories, dealer commission payments for the acquisition of new customers and commission for payments receipts.

Terms and conditions of transactions with related parties

Outstanding balances at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended 31 December 2014, 2013 and 2012, VimpelCom has not recorded any impairment of receivables relating to amounts owed by related parties, other than the loans from GWMC (Notes 6 and 17). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Company

Members of the Supervisory Board and Management Board of the Company are the key management personnel. The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel:

	2014	2013	2012
Short-term employee benefits	26	27	31
Long-term employee benefits	19	12	—
Share-based payment transactions	2	11	1
Termination benefits	1	1	—

Total compensation to key management personnel	48	51	32

Each of our unaffiliated directors currently receives an annual retainer of EUR 150,000. Each affiliated director receives an annual retainer of EUR 40,000, and our current chairman of the Supervisory Board receives an additional annual retainer of EUR 4,000. In addition, each unaffiliated director who serves on any official committee of our Supervisory Board receives additional annual compensation of EUR 30,000 per committee (for serving as head of any such committee) or EUR 25,000 per committee (for serving as member of any such committee). All of our directors are reimbursed for expenses incurred in connection with service as a member of our Supervisory Board. For this purpose, the term “unaffiliated director” means a director that is not an “Affiliate” (as defined in the Company’s bye-laws) nor employed by an Affiliate of the Company and “affiliated director” means a director who is not an “unaffiliated director”.

In addition, until 2012 our directors who were not employees were able to participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year, with an additional 10,000 phantom ADSs granted to the chairman of the supervisory board and an additional 10,000 phantom ADSs granted to each director for serving as head of any official committee of the supervisory board. This plan was terminated as of 2012 and replaced by the Director Investment Plan discussed below. In 2014, an aggregate of 1,090,000 phantom ADSs were outstanding, all of which were exercisable as of 31 December 2014. No phantom ADSs were granted or exercised in 2014.

In addition, members of our senior management and supervisory board are eligible to participate in cash based long term incentive plans discussed below.

To the extent that the exercise terms have not expired, our senior managers also remain eligible for their existing stock option plans and stock appreciation rights, or SARs, plan discussed below. In 2014, no new grants were made under these plans.

Executive Investment Plan and Director Investment Plan

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

In June 2012, the compensation committee made an offer to certain members of senior management to participate in the EIP, and in August 2012, the compensation committee made an offer to members of our supervisory board to participate in the DIP. The matching options awarded in connection with these offers were subject to a two-year performance period and performance conditions set out in the plan’s documents, as well as the terms of the plan. The relevant performance conditions were not met at the vesting date at the end of the performance period (or, for certain members of senior management whose employment terminated in 2014 before the end of the two-year period, at the last date of employment). Accordingly, the matching options awarded in 2012 did not vest and were not exercised in 2014. In March 2013 and June 2014, the compensation committee again made offers to certain members of senior management to participate in the EIP and to members of our supervisory board to participate in the DIP, both under substantially the same terms and conditions as applicable to the 2012 offers. With respect to the 2014 offers, a number of participants in the 2013 EIP and 2013 DIP offers elected to exchange their 2013 participations for 2014 participations, and the applicable 2013 participations were forfeited upon this exchange.

Stock Option Plans

Historically, OJSC VimpelCom maintained a stock option plan, the 2000 Stock Option Plan, under which it granted options to certain of its, and its subsidiaries’, affiliates, officers, employees, directors and consultants to acquire shares of common stock of OJSC VimpelCom. In connection with the completion of the VimpelCom Ltd. Transaction, as of 21 April 2010, the 2000 Stock Option Plan was transferred to VimpelCom Ltd. and options granted under the 2000 Stock Option Plan, as amended, allow grantees to acquire VimpelCom Ltd. common shares upon exercise of the options. Options are granted by VC ESOP N.V., our indirect wholly owned subsidiary. The 2000 Stock Option Plan is administered by a committee appointed by the board of directors of VC ESOP N.V., which committee determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share. The committee appointed to administer the 2000 Stock Option Plan is currently composed of the three directors who currently sit on the compensation committee of our supervisory board.

On 21 April 2010, we adopted the VimpelCom 2010 Stock Option Plan, under which certain of our, and our subsidiaries’, affiliates, officers, employees, directors and consultants are eligible for grants of options to acquire our common shares. Options under the 2010 Stock Option Plan may be granted by VimpelCom Ltd. or our affiliates. The 2010 Stock Option Plan is administered by the compensation committee of our supervisory board, which committee determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share.

The Company has granted options to a selected number of senior management members based on similar terms and conditions as applicable to the 2010 Stock Option Plan. As of December 31, 2014, options to acquire approximately 1,712,177 of our common shares were outstanding based on our 2000 Stock Option Plan and 2010 Stock Option Plan, of which options in respect of approximately 1,245,177 of our common shares were exercisable as of such date. In addition, 175,200 options were exercised and 579,354 options lapsed or were cancelled in 2014, for example in connection with the termination of employment. The exercise prices of the options outstanding as of 31 December 2014, ranged from USD 10.42 per share to USD 16.74 per share. The options granted generally vest at varying rates over a two- or three-year period, subject in some instances to the attainment of performance targets, and vesting periods for certain employees will be accelerated if certain events specified in the stock option plans occur. The options outstanding as of 31 December 2014 are exercisable from dates ranging from the present date to 31 December 2020. If a plan participant ceases to be an employee of the Company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will generally have the right to exercise vested options upon the earlier to occur of (a) the date of expiration of his option agreement and (b) the end of the first open trading window period following the effective date of termination of employment. In case of death or permanent disability of a plan participant, his or her beneficiaries generally will automatically acquire the right to exercise those options that have vested prior to the plan participant’s death or permanent disability for the earlier of (i) 190 days and 90 days in the event of death and permanent disability, respectively, and (ii) 31 December 2015, in the case of options granted under the 2000 Stock Option Plan, and 31 December 2020, in the case of options granted under the 2010 Stock Option Plan. If a plan participant ceases to be an employee for cause, then generally the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

SARs Plan

The Company has granted appreciation rights (“SAR”) to a selected number of senior management members based on similar terms and conditions as applicable to the 2010 Stock Option Plan. In 2013 most of these SARs granted were surrendered due to the introduction of the 2013-2015 Cash Based Long Term Incentive Plan discussed below. Participants of the 2013-2015 Cash Based Long Term Incentive Plan surrendered all unvested SAR tranches to become eligible for the 2013-2015 Cash Based Long Term Incentive Plan; only vested tranches (as of 31 December 2012) could be retained. As of 31 December 2014, 522,375 SARs remained outstanding, all of which are exercisable.

2013-2015 Cash Based Long Term Incentive Plan

In 2013, a cash based Long Term Incentive Plan was adopted for senior management. Under the 2013-2015 Cash Based Long Term Incentive Plan, the target amount that can be earned during the three year performance period is determined at the time of the grant. The actual amount that can be earned is subject to the attainment of key performance indicators (“KPIs”), which KPIs are set at the grant date for the duration of the three year performance period. The bonus vests in three annual tranches, assuming a full time participation in the plan as of 1 January 2013 up to and including 2015.

All unvested tranches lapse if the employment is terminated before the end of the performance period. In 2014, approximately USD 8.0 million was paid or banked in relation to amounts vested under the 2013 tranche. As of December 31, 2014 the total (all unvested) of target bonus amounts for the 2014 and 2015 tranches was approximately USD 28.8 million.

The 2013-2015 Cash Based Long Term Incentive Plan has been discontinued and replaced by the VimpelCom Ltd, Value Growth Cash Based Long Term Incentive Plan discussed below. Consequently, the total unvested amount under the 2015 tranche of the 2013-2015 Cash Based Long Term Incentive Plan (approximately USD 18.2 million) is not expected to vest.

VimpelCom Ltd. Value Growth Cash Based Long Term Incentive Plan

In January 2015, a new cash based Long Term Incentive Plan was adopted for senior management, replacing the 2013-2015 Cash Based Long Term Incentive Plan discussed above. Under the VimpelCom Ltd. Value Growth Cash Based Long Term Incentive Plan, awards are granted annually, the vesting of which is subject to the attainment of KPIs over a three year performance period (1 January 2014 to 31 December 2016 for the first awards, with an additional performance measurement over the first six months of 2017). The maximum target amount that may be earned under an award is determined at the time of the grant. The vesting of an award is subject to continued employment (except in limited “good leaver” circumstances) and to the compensation committee’s determination of the attainment of KPIs after the relevant performance period (in the third quarter of 2017 for the first awards). For participants joining after the start of a performance period, vested awards will be subject to pro-rata reduction. Awards may vest early upon the occurrence of certain corporate events relating to VimpelCom Ltd., subject to the compensation committee’s determination of the attainment of KPIs at the time of the relevant event and a potential pro-rata reduction to reflect the early vesting.

As of 31 December 2014, the total amount (all unvested) of target awards granted under the 2014 award of the VimpelCom Ltd. Value Growth Cash Based Long Term Incentive Plan was approximately USD18.7 million.

Director Cash Based Long Term Incentive Plan

In December 2014, our supervisory board approved a cash based Long Term Incentive Plan for our unaffiliated directors (“Director LTI Plan”). Under the Director LTI Plan, awards are granted annually, covering a three year performance period (1 January 2014 to 31 December 2016 for the first awards, with an additional performance measurement over the first six months of 2017). The actual amount that may be earned under an award is determined on the basis of the annual retainer of the unaffiliated director and the actual payout to headquarters participants in the corresponding tranche of the VimpelCom Ltd. Value Growth Cash Based Long Term Incentive Plan. For participants leaving before the end, or joining after the start, of a performance period, vested awards will be subject to pro-rata reduction, provided that the participant has served as an unaffiliated director for at least 12 months during the performance period. Awards may vest early upon the occurrence of certain corporate events relating to VimpelCom Ltd., subject to the compensation committee’s determination of the attainment of KPIs at the time of the relevant event and a potential pro-rata reduction to reflect the early vesting.

26. Commitments, contingencies and uncertainties

Risks

Currency control risks

The imposition of currency exchange controls or other similar restrictions on currency convertibility in Algeria, Ukraine and CIS countries (particularly in Uzbekistan) could limit VimpelCom’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends from the respective countries. Any such restrictions could have a material adverse effect on VimpelCom’s business, financial condition and results of operations. The continued success and stability of the economies of these countries will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms. Refer to Note 6 for further information regarding the Company’s agreement to resolve its disputes, including as it relates to currency restrictions, with the Algerian Government.

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

In addition, the Company has significant operations in Russia and Ukraine, which represents 42% and 23% of the Company’s revenues and assets excluding intercompany transactions and balances, respectively. Both countries are currently experiencing a period of significant political and macroeconomic volatility, the outcome of which cannot be predicted and could negatively affect the Company’s financial position, results of operations and business prospects.

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

Tax risks

The tax legislation in the markets VimpelCom operates in are unpredictable and give rise to significant uncertainties, which could complicate the Company’s tax planning and business decisions. Tax laws in many of the emerging markets in which the Company operates have been in force for a relatively short period of time as compared to tax laws in more developed market economies. Tax authorities in the Company’s markets are often somewhat less advanced in their interpretation of tax laws, as well as in their enforcement and tax collection methods.

Any sudden and unforeseen amendments of tax laws or changes in the tax authorities’ interpretations of the respective tax laws and/or double tax treaties, could have a material adverse effect on our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period (e.g. introduction of transfer pricing rules and Controlled Foreign Operation (“CFC”) legislation).

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.

Commitments

Telecom Licenses Capital Commitments

VimpelCom’s ability to generate revenue in the countries it operates is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses under GSM-900/1800 and “3G” (UMTS / WCDMA) mobile radiotelephony communications services and “4G” (LTE). Under the license agreements operating companies are subject to certain commitments, such as territory or population coverage, level of capital expenditures, and number of base stations to be fulfilled within a certain timeframe. After expiration of the license, our operating companies might be subject to additional payments for renewals, as well as new license capital and other commitments.

In July 2012, OJSC VimpelCom was awarded a mobile license, a data transmission license, a voice transmission license and a telematic license for the provision of LTE services in Russia. The roll-out of the LTE network will occur through a phased approach based on a pre-defined schedule pursuant to the requirements of the license. The LTE services were launched in the middle of 2013 and offered in six regions in Russia by the end of the year. The services will be extended to a specific number of additional regions each year through to 1 December 2019 by when services must cover all of Russia. OJSC VimpelCom is required to comply with the following conditions among others under the terms of the license: (i) invest at least RUB 15 billion (USD 264) in each calendar year, for which the Company complied to date in the construction of its federal LTE network until the network is completed, which must occur before 1 December 2019; (ii) provide certain data transmission services in all secondary and higher educational institutions in specified areas; and (iii) provide interconnection capability to telecommunications operators that provide mobile services using virtual networks in any five regions in Russia not later than 25 July 2016.

Apple

On 4 October 2013, OJSC VimpelCom and Apple RUS (“Apple”) signed an agreement regarding VimpelCom’s purchase of iPhones from Apple (the “Agreement”). Under the Agreement, a specified number of iPhones handsets are to be ordered by OJSC VimpelCom each quarter between 4 October 2013 and 30 June 2016 according to a schedule (the “Schedule”). Pursuant to the Agreement, OJSC VimpelCom must acquire a minimum of 600,000 iPhone handsets during the period of the Agreement. If OJSC VimpelCom does not comply with the Schedule and certain other terms of the Agreement, then according to the Agreement, OJSC VimpelCom could become liable for the shortfall in orders of iPhone handsets. The Company plans to fulfill its purchase obligations of the total number of equipment by the date mentioned in the agreement.

Operating lease commitments

Operating lease commitments are as follows:

	2014	2013	2012
Less than 1 year	209	297	244
Between 1 and 5 years	365	478	303
More than 5 years	200	315	275

Total	774	1,090	822

Operating lease commitments mainly relate to the lease of base station sites and office spaces. Operating leases can be renewed but may be subject to renegotiations with lessors.

Contingencies and uncertainties

VimpelCom Ltd.

Investigation of the operations in Uzbekistan

The United States Securities and Exchange Commission (“SEC”), the United States Department of Justice (“DOJ”) and the Dutch Public Prosecution Service (“OM”) are conducting investigations related to the Company, which have been focused primarily on the Company’s prior dealings with Takilant Ltd. (“Takilant”).

In June 2007, Takilant purchased from the Company a 7% interest in the Company’s business in Uzbekistan for USD 20 and entered into a shareholders agreement with the Company. In September 2009, Takilant exercised its option to put its 7% interest to the Company for USD 57.5, an amount specified in the shareholders agreement. In addition, the Company had agreements with Takilant relating to the acquisition of frequency spectrum (including with respect to 3G and LTE) and channels in Uzbekistan pursuant to which the Company paid Takilant an aggregate of USD 57.

It has also been reported in the press that Takilant is currently being investigated in Sweden and Switzerland on allegations that it and certain persons associated with it have committed acts of bribery and money-laundering connected with their activities in Uzbekistan, and also that Takilant is being investigated in The Netherlands and perhaps other jurisdictions. These investigations may, in part, involve the Company.

As a result of concerns arising from press reports regarding Takilant, the Company commenced a review with respect to its operations in Uzbekistan, including its relations with Takilant, and in 2013 the Company retained external counsel with expertise relating to the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws and regulations to conduct such investigation.

Following notice of the investigations by the SEC, DOJ and OM, the Company established a Special Committee of the Supervisory Board in March 2014 to oversee the internal investigation being conducted by the Company’s external counsel and the Company’s response to the inquiries by various authorities. The Special Committee consists of directors who qualify as independent for purposes of Rule 10A-3 under the Exchange Act. The investigation being conducted by the Company’s external counsel has been focused primarily on the Company’s Uzbekistan operations, including relations with Takilant, and whether there was any conduct in the Company’s operations in Uzbekistan that may have violated the anti-bribery provisions of the FCPA, the FCPA’s books and records and internal controls provisions, applicable local laws and/or the Company’s own internal policies, the investigation is also reviewing the Company’s operations in additional countries.

In 2014, the Company reported revenues and total assets from its Uzbekistan operations of USD 718 and USD 1,116, respectively, which equals 4% and 3% of the Company’s revenues and total assets, respectively.

The Company expects to continue incurring costs related to the investigations, primarily professional fees and expenses, which may be significant. These costs relate to responding to requests for information and testimony in connection with the investigations and in conducting the Company’s internal investigation, and the Company cannot predict at this time the ultimate amount of all such costs, which costs will be expensed as incurred.

The SEC, DOJ and Dutch investigations, as well as the Company’s own investigations, are continuing, and the Company has cooperated, and continues to cooperate, with the authorities in these investigations. The Company is also exploring the prospect of resolving the Company’s potential liabilities arising from the facts established in the investigations. The Company is unable to predict the duration, scope or results of the ongoing investigations or how the results of these investigations or any resolutions may impact the Company’s business, results of operations, financial condition or the assessment of the Company’s internal controls. Further, there can be no assurance that such investigations will not be broader in scope than they currently appear, or that new investigations will not be commenced in these or other jurisdictions, or that there will not be litigation commenced against the Company.

One or more enforcement actions could be instituted in respect of the matters that are the subject of some or all of the investigations. The DOJ and SEC have a broad range of civil and criminal sanctions under the FCPA and other laws and regulations, including, but not limited to, fines, penalties, and disgorgement of profits. The OM and enforcement authorities in other jurisdictions also have a range of sanctions under the relevant laws and regulations. The imposition of any of these sanctions or remedial measures could have a material adverse effect on the Company’s results of operations or financial condition. At this time, no provision for any such fines, penalties, or disgorgements has been recorded, as there is no legal or constructive present obligation. Additionally, management cannot make a reliable estimate of any future potential losses arising from this matter.

Global Telecom Holding

Iraqna Litigation

On 19 November 2012, Atheer Telecom Iraq Limited (“Atheer”, an affiliate of the Zain Group) initiated English High Court proceedings against Orascom Telecom Iraq Ltd. (“OTIL”) and Global Telecom Holding S.A.E. (“GTH”) in relation to a dispute arising out of the sale by OTIL of its Iraqi mobile subsidiary, Iraqna, in 2007 to Atheer. Atheer’s claim is founded on the tax covenants in the underlying share purchase agreement (“SPA”) between the parties. In particular, Atheer is seeking declarations from the Court that OTIL and GTH are liable to indemnify it in respect of three alleged tax liabilities: (i) a capital gains tax liability in the sum of IQD 219 billion (approximately USD 192 as of 31 December 2014) in respect of the transaction that formed the subject-matter of the 2007 SPA; (ii) an income tax liability in the sum of approximately IQD 96 billion (approximately USD 84 as of 31 December 2014) in respect of the years 2004-2007; and (iii) a withholding tax liability in the sum of approximately IQD 7 billion (approximately USD 6 as of 31 December 2014).

The dispute is currently pending before the English High Court in London and is listed for hearing in July 2015. OTIL and GTH are vigorously defending the claims.

Tax Litigation—Licence Fees Dispute

In March 2010, the Egyptian Large Taxpayer Office (“LTO”) conducted a review of GTH’s tax filings for the tax years 2000-2004. Following its review, the LTO assessed additional tax liabilities in the amount of approximately EGP 2 billion (approximately USD 280 as of 31 December 2014) against GTH for these tax years. The basis for the assessment was that, according to the LTO, GTH’s investments in Algeria, Syria, Iraq, Tunisia and Sub-Saharan Africa during these tax years were actually license fees paid to foreign governments for which Egyptian withholding tax was due according to Egyptian tax laws.

GTH challenged the LTO’s assessment for lack of legal basis in a proceeding before an appellate committee of the Egyptian Ministry of Finance. On 15 May 2012, the appellate committee cancelled the LTO’s assessment of EGP 2 billion in part and reduced the assessed amount to EGP 397 million (approximately USD 57 as at 31 December 2014) excluding late payment interest of EGP 429 million (approximately USD 60 as of 31 December 2014).

GTH appealed the appellate committee’s decision before the North Cairo Primary Court. Under Egyptian tax law, full payment of the amount assessed by the appellate committee is required before the appellate committee’s decision can be appealed. Accordingly, GTH paid the assessed amount of EGP 397 million in installments whilst continuing to challenge the appellate committee’s assessment. The LTO also challenged the appellate committee’s decision and is seeking to reinstitute its original assessment of EGP 2 billion. Proceedings remain ongoing before the Court.

Tax Assessment—2008 and 2009 Tax Returns

In 2013, the LTO conducted a review of GTH’s tax filings for the years 2008 and 2009. Following its review, on 24 February 2014, the LTO assessed additional corporate income tax and withholding tax liabilities in the amount of EGP 1,470 million (approximately USD 206 as of 31 December 2014) against GTH for these tax years.

The assessment is based on the LTO’s calculation of GTH’s taxable income for the period in question, which the LTO increased by a total of EGP 3,699 million (approximately USD 517 as of 31 December 2014) subject to 20% tax of EGP 740 million (approximately USD 103 as of 31 December 2014) in addition to withholding tax on license and consultancy fees in the amount of EGP3,660 million (approximately USD 512 as at 31 December 2014) subject to approximately 20% tax of EGP 729 million (approximately USD 102 as of 31 December 2014).

The LTO has alleged that GTH wrongfully claimed tax deductions and tax exemptions in connection with corporate income taxes and withholding taxes.

GTH filed an objection to the assessment on 24 February 2014, the same day it was received. The dispute is currently before the Internal Committee of the tax authorities.

Omnium Telecom Algeria

Settlement of Disputes with Algerian Government

On 30 January 2015, the Company together with its subsidiary, GTH, completed the sale by GTH of a non-controlling 51% interest in Omnium Telecom Algeria S.p.A. (formerly known as Orascom Telecom Algérie) (“OTA”) to the Fonds National d’Investissement, the Algerian National Investment Fund, for a purchase consideration of USD 2,643 (the “Transaction”). As part of the Transaction, the Company and GTH settled the disputes described below with the Algerian Government, and received a pre-closing dividend of USD 1,803 paid by OTA.

The foreign exchange and import restrictions put in place by the Bank of Algeria against OTA on 15 April 2010 were lifted on the closing of the Transaction, following the payment (with no admission of wrongdoing or liability) by OTA to the Algerian Treasury of the fine of DZD 99 billion (approximately USD 1,125). At closing of the Transaction, OTA definitively discontinued (with no admission of wrongdoing or liability) all pending related proceedings.

At closing of the Transaction, OTA also definitively discontinued (with no admission of wrongdoing or liability) all pending proceedings relating to the disputes with the Algerian tax administration relating to tax reassessments for the years 2004 to 2009. OTA has written off the related tax receivable on its balance sheet.

At closing of the Transaction, GTH terminated its international arbitration against the Algerian State initiated on 12 April 2012 and the parties to the arbitration settled the arbitration and all claims relating thereto.

Settlement of Dispute with Cevital

Pursuant to an amended Framework Agreement between GTH and Cevital S.p.A. (“Cevital”), a minority shareholder in OTA, at closing of the Transaction, Cevital dismissed all pending litigation against OTA in settlement for a dinar payment by OTA equal to approximately USD 50 plus Cevital’s entitled share of the approximately USD 1,862 pre-closing dividend paid by OTA to its shareholders.

SIM Card Users

In 2010, the Algerian Government issued a new finance law where in case of failure to identify a SIM card user, a penalty amounting to DZD 100,000 (approximately USD 0.0011 as of 31 December 2014) for each unidentified SIM is paid for the first year and increased to DZD 150,000 (approximately USD 0.0017 as of 31 December 2014) for the second year. Although the exposure cannot currently be estimated, it is not expected to have a material impact on the financial statements.

KaR—Tel

Turkish Litigation—Former Shareholders

In 2005, the Savings Deposit Insurance Fund (the “Fund”), a Turkish state agency responsible for collecting state claims arising from bank insolvencies, issued a Payment Order against KaR-Tel for TRY 7.55 billion (approximately USD 3,230 as of 31 December 2014). The Payment Order was based on the Fund’s claim against the Turkish Uzan Group, which the Fund alleged was a debtor of T. Imar Bankasi, an insolvent Turkish bank. Two entities in the Uzan Group (the “Former Shareholders”) held a 60% equity interest in KaR-Tel until November 2003 when KaR-Tel redeemed the Former Shareholders’ equity interest pursuant to a decision of the Almaty City Court of 6 June 2003, which was confirmed by the Kazakhstan Supreme Court on 23 July 2003 (the “Kazakh Judgment”).

On 20 October 2009, KaR-Tel filed with the Sisli 3d Court of the First Instance in Istanbul an application for the recognition of the Kazakh Judgment in Turkey. Following a number of hearings and appeals, on 30 January 2013, the Supreme Court upheld earlier court decisions and confirmed the recognition of the Kazakh Judgment in Turkey.

On 20 October 2009, KaR-Tel also filed with the 4th Administrative Court of Istanbul a petition asking the court to treat the recognition of the Kazakh Judgment as a court precedent and to suspend the enforcement proceedings in relation to the Order to Pay. On 25 October 2010, the 4th Administrative Court ruled that the Order to Pay was illegal and annulled it. The Court’s decision was appealed by the Fund.

On 22 March 2012, the Fund’s appeal of the decision of the 4th Administrative Court was reviewed by the Prosecution Office of the Council of State and sent to the 13th Chamber of the Council of State for review on the merits. The Council State Chamber’s decision remains pending.

KaR-Tel maintains that the Fund’s claim is without merit.

Competition Investigation—International Incoming Traffic

On 4 September 2014, Kazakhtelecom filed a complaint with the Kazakhstan Competition Authority (“KCA”) against KaR-Tel and Kcell JSC for allegedly unauthorised restricting international incoming traffic from Kazakhtelecom. The KCA requested information from KaR-Tel which KaR-Tel duly provided. The KCA subsequently initiated a full investigation against KaR-Tel by Order N 92-OD dated 24 November 2014 and is collecting various data. KaR-Tel has filed formal objections against the Order in court. The company is also in the process of collecting internal data to help defend its position.

Wind Telecomunicazioni

Fastweb Litigation

On 2 January 2014, Fastweb served a claim on Wind based on competition proceedings no. A/357 which in August 2007 condemned Wind and Telecom Italia for abuse of their dominant positions in the wholesale termination market in favour of their respective internal commercial divisions and to the detriment of the competitors in the fixed market. Fastweb has claimed damages of approximately €138 million (approximately USD 167 as of 31 December 2014) from Wind for losses suffered as a result of Wind’s breach of competition law.

Wind is challenging the claim on substantive and procedural grounds. The first hearing before the court of first instance was scheduled for March 2015 but has been postponed to an as yet unknown date.

Conclusion of Italian Competition Authority Investigation

In September 2012, the Italian Competition Authority (the “ICA”) commenced an investigation in respect of Telecom Italia, Vodafone and Wind and carried out dawn raids on their premises. The investigation was pursuant to a claim by Italian mobile operator, Bip Mobile. Bip Mobile alleged that Telecom Italia, Vodafone and Wind had entered into a horizontal agreement which was aimed at preventing the entry of Bip Mobile into the Italian mobile market through collusive pressure on the multi-brand point of sales since June 2012. In December 2013, the ICA extended its investigation to possible vertical agreements between Telecom Italia and Wind and their respective multi-brand dealers aimed at excluding competitors, in response to which Telecom Italia and Wind proposed certain undertakings.

On 29 December 2014, the ICA closed the investigation making mandatory the undertakings proposed by Wind and Telecom Italia in respect of the alleged vertical agreements, and without ascertaining any infringement by, or imposing any sanction on, Wind.

Conclusion of Withholding Tax Audits

In December 2013, the Agenzia delle Entrate (“ADE”) (the Italian tax authority) issued a tax assessment against Wind relating to non-application of withholding taxes in connection with its 2005 senior credit facilities (the “SCF Audit”). In the same month, the Guardia di Finanza (the Italian tax police), issued a report challenging the non-application of withholding taxes in connection with a 2006 PIK loan (the “PIK Audit”).

On 19 May 2014, WAHF settled the PIK Audit by agreeing to pay the sum of €84 million (approximately USD 115) to the ADE (€7 million to be paid on 20 May 2014 and the balance payable in quarterly instalments over three years).

On 22 May 2014, Wind settled the SCF Audit by agreeing to pay the sum of €62 million (approximately USD 85) to the AdE (€5 million to be paid on 22 May 2014 and the balance payable in quarterly instalments over three years).

Pursuant to the indemnities contained in the share sale and exchange agreement between the Company and Orascom TMT Investments S.a.r.l. (formerly, Weather Investments II S.a.r.l) (“OTMTI”) dated 15 April 2011, the Company will be pursuing reimbursement of a significant portion of both settlements from OTMTI.

General

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

For the ongoing matters described above, where the Company has concluded that the potential loss arising from a negative outcome in the matter cannot be estimated, the Company has not recorded an accrual for the potential loss. However, in the event a loss is incurred, it may have an adverse effect on the results of operations, liquidity, capital resources, or financial position of the Company.

Collateral

Telecom Ventures, a Subsidiary of the Company, has short term deposits as per 31 December 2014 for USD nil (2013: 186) with Standard Chartered Bank as security for the bridge facility provided by the same bank to Bangladesh Digital Communications Ltd. VimpelCom Amsterdam B.V. has pledged cash and cash equivalents as per 31 December 2014 for USD 47 (2013: 47) with Citibank and Crédit Agricole as security for the Hermes loans of OTA. B.V. VimpelCom Finance S. à r.l. has a pledged short term deposits as per 31 December 2014 for USD 20 (2013: 20) with ANZ Bank as security for the loan provided by the same bank to VimpelCom Lao Ltd.

27. Events after the reporting period

Sale of 51% shareholding in Orascom Telecom Algerie (OTA) and settlement of disputes with the Algerian State

On 30 January 2015, the Company together with its subsidiary, GTH, completed the sale by GTH of a non-controlling 51% interest in OTA to the Fonds National d’Investissement, the Algerian National Investment Fund, for a purchase consideration of USD 2,643 (the “Transaction”). As part of the Transaction, the Company and GTH settled the disputes with the Algerian Government, and received a pre-closing dividend of USD 1,803 paid by OTA. See Notes 6 and 26 for details of the transaction.

Sale of majority stake in Wind tower subsidiary to Abertis Telecom

On 27 February 2015, the Company’s fully owned subsidiary WIND Telecomunicazioni S.p.A. (“WIND”) entered into a definitive agreement for the sale of 90% of the shares of WIND’s fully owned subsidiary Galata S.p.A. (“Galata”) to Abertis Telecom Terrestre SAU (“Abertis Telecom”) for a total cash consideration of EUR 693 million (approximately USD 737 as of 12 March 2015). Galata is a tower business consisting of 7,377 towers together with the relevant functions, employees and related contracts.

Upon the transaction closing, which is expected to occur in the near future, Abertis Telecom will own 90% of the share capital of Galata while WIND will retain a 10% stake. WIND has a Tower Services Agreement for an initial term of 15 years with Galata for the provision of a broad range of services on the contributed sites and sites subsequently built by Galata hosting WIND equipment.

VimpelCom Amsterdam B.V. cash tender offer for OJSC VimpelCom and VimpelCom Holdings B.V. U.S. dollar notes

On 2 March 2015, VimpelCom Amsterdam B.V. announced that it commenced a cash tender offer for up to USD 2,100 aggregate principal amount of the outstanding U.S. dollar notes issued by VimpelCom Holdings B.V. and loan participation notes issued by VIP Finance Ireland and UBS (Luxembourg) S.A. for the sole purpose of funding loans to OJSC Vimpelcom. The total outstanding amount of these bonds is USD 6,700. The tender offer expires on March 30, 2015 and settlement is expected to take place on April 2, 2015.

The Early Tender period expired on 13 March 2015, and at that date, bonds were validly tendered and will be accepted for the following amounts:

Borrower	Interest rate	Outstanding principal amount	Maturity date	Principal amount validly tendered	Total consideration in USD(1)	Tender amount
OJSC VimpelCom	6.493%	USD 500	2 February 2016	USD 235	USD 1,028.75	USD 242
OJSC VimpelCom	8.25%	USD 600	23 May 2016	USD 334	USD 1,047.50	USD 350
OJSC VimpelCom	9.125%	USD 1,000	30 April 2018	USD 499	USD 1,050.00	USD 524
OJSC VimpelCom	7.748%	USD 1,000	2 February 2021	USD 349	USD 960.00	USD 335
VimpelCom Holdings B.V.	6.2546%	USD 500	1 March 2017	USD 151	USD 997.50	USD 151
VimpelCom Holdings B.V.	7.5043%	USD 1,500	1 March 2022	USD 191	USD 937.50	USD 179
VimpelCom Holdings B.V.	5.20%	USD 600	13 February 2019	USD 29	USD 907.50	USD 26
VimpelCom Holdings B.V.	5.95%	USD 1,000	13 February 2023	USD 17	USD 837.50	USD 14

Total		USD 6,700		USD 1,805		USD 1,821

(1)	Per USD 1,000 principal amount of Notes validly tendered at or prior to the Early Tender Time and accepted for purchase. Does not include accrued interest, which will be paid on Notes accepted for purchase.

OJSC VimpelCom

On 2 March 2015, Sberbank informed OJSC VimpelCom of an increase in fixed interest rates (from between 9.00% and 10.75% to between 14.50% and 16.25% with effect from 1 June 2015) in accordance with the terms of the credit facility agreements between OJSC VimpelCom and Sberbank. The increase in interest rates would apply to three loans from Sberbank with a total principal amount outstanding of RUB 89,060 million (approximately USD 1,454 million as of 2 March 2015). The actual amount of any increase in interest rates is subject to discussion between the parties.

On 5 March 2015, OJSC VimpelCom announced a new coupon rate (annual interest of 10.00%) on its RUB bonds for RUB 25,000 million (approximately USD 404 as of 5 March 2015) maturing on 8 March 2022 (subject to an investor put option at 17 March 2015, which option was exercised for 99% of the outstanding principal amount) and for RUB 10,000 million (approximately USD 162 as of 5 March 2015) maturing on 14 March 2022 (subject to an investor put option at 23 March 2015, of which the preliminary results are that all investors have exercised this option, subject to final confirmation on 26 March 2015). The new coupon rate of 10.00% is applicable to next four coupon periods (next two years).

WIND refinancing

On 12 March 2015, WIND Telecomunicazioni S.p.A. and Wind Acquisition Finance S.A. announced the refinancing transaction of the existing Senior Facility Agreement (“SFA”) with an outstanding principal amount of EUR 1,782 million (approximately USD 1,895 as of 12 March 2015) and the existing Revolving Credit Facility of EUR 600 million (approximately USD 638 as of 12 March 2015), under which EUR 200 million (approximately USD 213 million as of 12 March 2015) was drawn as of that date. The settlement will take place on 30 March 2015. The existing SFA will be partially prepaid by applying EUR 500 million (approximately USD 532 million as of 12 March 2015) of the proceeds from the sale of a 90% stake in its tower subsidiary Galata to Abertis Telecom for EUR 693 million (approximately USD 737 as of 12 March 2015). Furthermore, EUR 775 million (approximately USD 824 as of 12 March 2015) Senior Secured Notes will be issued by Wind Acquisition Finance S.A. and EUR 700 million (approximately USD 744 as of 12 March 2015) will be borrowed under a term loan as part of the new amended and restated SFA.

The new Senior Secured Notes to be issued by Wind Acquisition Finance S.A. are EUR 375 million (approximately USD 399 as of 12 March 2015) 4.00% Euro denominated Senior Secured Notes due 2020, issued at a price of 101.25% and EUR 400 million (approximately USD 425 as of 12 March 2015) 3 month Euribor + 4.125% Euro denominated Senior Secured Notes due 2020 (together, the “2020 Notes”). The 2020 Notes are guaranteed by Wind Telecomunicazioni S.p.A. The maturity date of the 2020 Notes is July 15, 2020.

The term loan under the amended and restated SFA bears interest at a rate of EURIBOR + 4.25% and the maturity date is November 26, 2019. In addition, a new Revolving Credit Facility (“RCF”) is agreed with a group of banks under the amended and restated SFA for a total amount of €400 million (approximately US$425 million as of March 12, 2015). Any future drawdowns under this RCF will bear interest at a rate of EURIBOR + 4.25% and the maturity date is November 26, 2019. The amended and restated SFA will no longer have maintenance-based financial covenants. In the event that more than 35% of the RCF commitments are drawn, the Total Net Debt/EBITDA ratio at the quarterly testing period must be below 7.25x based on the consolidated numbers for WIND Telecomunicazioni S.p.A.

Kyivstar awarded Ukraine 3G license

On 25 February 2015, Kyivstar, an indirect subsidiary of the Company, its wholly owned and market leading subsidiary in Ukraine, has been awarded one of three licenses to provide nationwide 3G services in the 2100 Mhz band for a price of UAH 2.7 billion (approximately USD 96 as of 25 February 2015).

Devaluation of local currencies

Since 1 January 2015, several currencies exhibited abnormal devaluation against the U.S. dollar. In particular, between 1 January 2015 and 20 March 2015, the Russian ruble, the Euro, the Ukrainian hryvnia and the Algerian dinar depreciated against the U.S. dollar by 6%, 11%, 32% and 9%, respectively. See Note 5 for more details on foreign currency sensitivities.

Amsterdam, 24 March 2015

VimpelCom Ltd.