Form 20-F
period 2015-12-31
VimpelCom Ltd.
filed 2016-03-31
CIK 1468091

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-34694

VIMPELCOM LTD.

(Exact name of registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Scott Dresser

Group General Counsel

Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

Tel: +31 20 797 7200

Fax: +31 20 797 7201

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, or ADSs, each representing one common share	NASDAQ Global Select Market

Common shares, US$0.001 nominal value	NASDAQ Global Select Market*

*	Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☐    No  ☒

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

EXPLANATORY NOTE

References in this Annual Report on Form 20-F to “VimpelCom” and the “VimpelCom Group,” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VimpelCom Ltd., an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. All section references appearing in this Annual Report on Form 20-F are to sections of this Annual Report on Form 20-F, unless otherwise indicated. This Annual Report on Form 20-F includes audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” and presented in U.S. dollars. The company adopted IFRS as of January 1, 2009.

In this Annual Report on Form 20-F, references to (i) “U.S. dollars,” “US$” or “USD” are to the lawful currency of the United States of America, (ii) “Russian rubles,” “rubles” or “RUB” are to the lawful currency of the Russian Federation, (iii) “Algerian dinar” or “DZD” are to the lawful currency of Algeria, (iv) “Pakistani rupees” or “PKR” are to the lawful currency of Pakistan, (iv) “Bangladeshi taka” or “BDT” are to the lawful currency of Bangladesh, (v) “Ukrainian hryvnia,” “hryvnia” or “UAH” are to the lawful currency of Ukraine, (vi) “Kazakh tenge” or “KZT” are to the lawful currency of the Republic of Kazakhstan, (vii) “Uzbek som” or “UZS” are to the lawful currency of Uzbekistan, (viii) “Kyrgyz som” are to the lawful currency of Kyrgyzstan, (ix) “Armenian dram” are to the lawful currency of the Republic of Armenia, (x) “Tajik somoni” are to the lawful currency of Tajikistan, (xi) “Georgian lari” are to the lawful currency of Georgia, (xii) “Lao kip” are to the lawful currency of Laos and (xiii) “€,” “EUR” or “Euro” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, references to “EU” are to the European Union, references to “LIBOR” are to the London Interbank Offered Rate, references to “EURIBOR” are to the Euro Interbank Offered Rate, references to “MosPRIME” are to the Moscow Prime Offered Rate, references to “KIBOR” are to the Karachi Interbank Offered Rate, references to “AB SEK” are to AB Svensk Exportkredit, references to “Bangladeshi T-Bill” are to Bangladeshi Treasury Bills and references to “Rendistato” are to the weighted average yield on a basket of Italian government securities produced and published by the Bank of Italy.

This Annual Report on Form 20-F contains translations of certain non-U.S. currency amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the relevant non-U.S. currency amounts actually represent such U.S. dollar amounts or could be converted, were converted or will be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Euro, Algerian dinar, Pakistani rupee and Bangladeshi taka amounts at the exchange rates provided by Bloomberg Finance L.P. and from Russian ruble, Ukrainian hryvnia, Kazakh tenge, Uzbek som, Armenian dram, Georgian lari and Kyrgyz som amounts at official exchange rates, as described in more detail under “Item 5—Operating and Financial Review and Prospects—Certain Factors Affecting our Financial Position and Results of Operations—Foreign Currency Translation” below.

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

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. VimpelCom calculates Adjusted EBITDA as profit for the year before depreciation, amortization, impairment loss, finance costs, income tax expense and the other line items reflected in the reconciliation table in “Item 3—Key Information—A. Selected Financial Data” below. Our consolidated Adjusted EBITDA includes certain reconciliation adjustments necessary because our Russia segment excludes certain expenses from its Adjusted EBITDA. As a result of the reconciliations, our consolidated Adjusted EBITDA differs from the aggregation of Adjusted EBITDA of each of our reportable segments. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total operating revenue, expressed as a percentage. Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses Adjusted EBITDA and Adjusted EBITDA margin as supplemental performance measures and believes that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are indicators of the strength and performance of the company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicate its ability to incur and service debt. In addition, the components of Adjusted EBITDA and Adjusted EBITDA Margin include the key revenue and expense items for which the company’s operating managers are responsible and upon which their performance is evaluated. Adjusted EBITDA and Adjusted EBITDA Margin also assist management and investors by increasing the comparability of the company’s performance against the performance of other telecommunications companies that provide EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating profit between periods. However, our Adjusted EBITDA results may not be directly comparable to other companies’ reported EBITDA or OIBDA results due to variances and adjustments in the components of EBITDA (including our calculation of Adjusted EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s or Adjusted EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, is presented in “Item 3—Key Information—A. Selected Financial Data” below.

Local currency financial measures. In the discussion and analysis of our results of operations, we present certain financial measures in local or “functional” currency terms. These non-GAAP financial measures include the results of operations of our reportable segments in jurisdictions with local functional currencies, and exclude the impact of translating the local currency amounts to U.S. dollars. We analyze the performance of our reportable segments on a functional currency basis to better measure the comparability of results between periods. Because changes in foreign exchange rates have a non-operating impact on the results of operations, our management believes that evaluating their performance on a functional currency basis provides an additional and meaningful assessment of performance to our management and to investors. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, see “Item 5—Operating and Financial Review and Prospects—Certain Factors Affecting our Financial Position and Results of Operations—Foreign Currency Translation” and Note 3 to our audited consolidated financial statements included elsewhere in their Annual Report on Form 20-F.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “plans,” “aims,” “seeks,” “believes,” “will,” “may,” “could,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, ambitions, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our plans to implement our strategic priorities, including with respect to our performance transformation; business to business growth and other new revenue streams; digitalizing our business model; portfolio and asset optimization; improving customer experience and optimizing our capital structure;

•	our ability to generate sufficient cash flow to meet our debt service obligations and our expectations regarding working capital and the repayment of our debt;

•	our expectations regarding our capital expenditures in and after 2016 and our ability to meet our projected capital requirements;

•	our plans to upgrade and build out our networks and to optimize our network operations;

•	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

•	our plans to develop, provide and expand our products and services, including broadband services and integrated products and services, such as fixed-mobile convergence;

•	our ability to execute our business strategy successfully and to complete, and achieve the expected benefits from, our existing and future transactions, such as our agreement with CK Hutchison Holdings Limited (“Hutchison”), which owns indirectly 100% of Italian mobile operator 3 Italia S.p.A. (“3 Italia”), to form an equal joint venture holding company that will own and operate our telecommunications businesses in Italy (a transaction we refer to as the “Italy Joint Venture” in this Annual Report on Form 20-F); our agreement with Warid Telecom Pakistan LLC (“WTPL”) and Bank Alfalah Limited (“Bank Alfalah”) to merge our telecommunications businesses in Pakistan (a transaction we refer to as the “Pakistan Merger” in this Annual Report on Form 20-F); and the sale by WIND Telecomunicazioni S.p.A. (“WIND Italy”) of 90% of the shares of Galata S.p.A. (“Galata”) to Cellnex Telecom Terrestre SA, formerly named Abertis Telecom Terrestre SAU (“Cellnex”);

•	our ability to integrate acquired companies, joint ventures or other forms of strategic partnerships into our existing businesses in a timely and cost-effective manner and to realize anticipated synergies therefrom;

•	our expectations as to pricing for our products and services in the future, improving our monthly average revenue per customer and our future costs and operating results;

•	our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

•	our ability to meet license requirements and to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and obtain related regulatory approvals;

•	our plans regarding the marketing and distribution of our products and services, as well as our customer loyalty programs;

•	our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

•	possible consequences of resolutions of investigations by the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”) through agreements, and any litigation or additional investigations related to or arising out of such agreements or investigations, any costs we may incur in connection with such resolutions, investigations or litigation, as well as any potential disruption or adverse consequences to us resulting from any of the foregoing, including the retention of a compliance monitor as required by the Deferred Prosecution Agreement (the “DPA”) with the DOJ and the final judgment and consent related to the settlement with the SEC (the “Consent”), any changes in company policy or procedure suggested by the compliance monitor or undertaken by the company, the duration of the compliance monitor, and the company’s compliance with the terms of the resolutions with the DOJ, SEC, and OM; and

•	other statements regarding matters that are not historical facts.

While these statements are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Annual Report on Form 20-F include:

•	risks relating to changes in political, economic and social conditions in each of the countries in which we operate, including as the result of armed conflict or otherwise;

•	in each of the countries in which we operate, risks relating to legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the telecommunications industry, currency and exchange controls and taxation legislation, economic sanctions, and their official interpretation by governmental and other regulatory bodies and courts;

•	risks related to currency fluctuations;

•	risks that various courts or regulatory agencies with whom we are involved in legal challenges or appeals may not find in our favor;

•	risks relating to our company, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity and competitive product and pricing pressures;

•	risks associated with developments in, the outcome of and/or possible consequences of the investigations by, and the agreements with, the DOJ, SEC and OM and any additional investigations or litigation that may be initiated relating to or arising out of any of the foregoing, and the costs associated therewith, including relating to remediation efforts and enhancements to our compliance programs and the retention of a compliance monitor;

•	risks related to our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;

•	risks associated with our existing and future transactions, including with respect to satisfying closing conditions, obtaining regulatory approvals and implementing remedies;

•	risks related to the ownership of our shares; and

•	other risks and uncertainties.

These factors and the other risk factors described in “Item 3—Key Information—D. Risk Factors” are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Under no circumstances should the inclusion of such forward-looking statements in this Annual Report on Form 20-F be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward-looking statements included in this Annual Report on Form 20-F are made only as of the date of this Annual Report on Form 20-F. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisors

Not required.

ITEM 2.	Offer Statistics and Expected Timetable

Not required.

ITEM 3.	Key Information

A. Selected Financial Data

The following selected consolidated financial data for the five years ended December 31, 2015 has been derived from our historical consolidated financial statements which have been audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, for the years ended December 31, 2015 and 2014 and Ernst & Young Accountants LLP, an independent registered public accounting firm, for the years ended December 31, 2013, 2012 and 2011. The data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the financial information in “Item 5—Operating and Financial Review and Prospects.” The data for 2014, 2013, 2012 and 2011 has been restated to reflect the classification of WIND Italy as a discontinued operation, and the restated data for 2012 and 2011 is unaudited. For more information, please see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Italy Joint Venture” and Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

	Year ended December 31,
	2015	2014	2013	2012 Unaudited	2011 Unaudited
	(In millions of US dollars, except per share amounts)
Consolidated income statements data: Service revenue	9,332	13,231	15,472	15,607	14,304
Sale of equipment and accessories	190	218	391	422	360
Other revenue	103	68	103	49	12

Total operating revenue	9,625	13,517	15,966	16,078	14,676

Operating expenses
Service costs	1,956	2,962	3,595	3,626	3,483
Cost of equipment and accessories	231	252	438	400	466
Selling, general and administrative expenses	4,563	4,743	6,256	4,962	4,663
Depreciation	1,550	1,996	2,245	2,188	2,129
Amortization	517	647	808	1,062	1,193
Impairment loss	245	976	2,963	391	483
Loss on disposals of non-current assets	39	68	93	199	92
Total operating expenses	9,101	11,644	16,398	12,828	12,509

Operating profit	524	1,873	(432)	3,250	2,167

Finance costs	829	1,077	1,213	1,058	822
Finance income	(52)	(52)	(90)	(151)	(122)
Other non-operating losses/(gains)	42	(121)	(84)	(34)	30
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	(14)	38	159	9	35
Net foreign exchange (gain)/ loss	314	556	12	(52)	102
(Loss)/profit before tax	(595)	375	(1,642)	2,420	1,300

Income tax expense	220	598	1,813	730	276

(Loss)/profit for the year from continuing operations	(815)	(223)	(3,455)	1,690	1,024

(Loss)/profit after tax for the period from discontinued operations	262	(680)	(633)	(314)	(755)
(Loss)/profit for the year	(553)	(903)	(4,088)	1,376	269
Attributable to:
The owners of the parent (continuing operations)	(917)	33	(1,992)	1,853	1,298
The owners of the parent (discontinued operations)	262	(680)	(633)	(314)	(755)
Non-controlling interest	102	(256)	(1,463)	(163)	(274)

	(553)	(903)	(4,088)	1,376	269

Earnings/(loss) per share from continuing operations
Basic, (loss)/profit for the year attributable to ordinary equity holders of the parent	$(0.52)	$0.02	$(1.16)	$1.14	$0.85
Diluted, (loss)/profit for the year attributable to ordinary equity holders of the parent	$(0.52)	$0.02	$(1.16)	$1.14	$0.85
Earnings/(loss) per share from discontinued operations
Basic, (loss)/profit for the year attributable to ordinary equity holders of the parent	$0.15	$(0.39)	$(0.37)	$(0.19)	$(0.50)
Diluted, (loss)/profit for the year attributable to ordinary equity holders of the parent	$0.15	$(0.39)	$(0.37)	$(0.19)	$(0.50)
Weighted average number of common shares (millions)	1,748	1,748	1,711	1,618	1,524
Dividends declared per share	$0.035	$0.035	$1.24	$0.80	$0.80

	As of December 31,
	2015	2014	2013(2)	2012	2011
	(In millions of US dollars)
Consolidated balance sheets data:
Cash and cash equivalents	3,614	6,342	4,454	4,949	2,325
Working capital (deficit)(1)	(156)	(938)	(2,815)	(2,421)	(3,074)
Property and equipment, net	6,239	11,849	15,493	15,666	15,165
Intangible assets and goodwill	6,447	18,002	24,546	27,565	28,601
Total assets	33,854	41,042	49,747	54,737	54,039
Total liabilities	29,960	37,066	40,669	39,988	39,137
Total equity	3,894	3,976	9,078	14,749	14,902

(1)	Working capital is calculated as current assets less current liabilities.
(2)	Figures for the year ended December 31, 2013 have been adjusted to reflect the adoption of IAS 32 Offsetting Financial Assets and Financial Liabilities.

	Year ended December 31,
	2015	2014	2013	2012 Unaudited	2011 Unaudited
	(In millions of US dollars)
Other data:
Adjusted EBITDA *	2,875	5,560	5,677	7,090	6,064

*	Adjusted EBITDA is a non-GAAP financial measure. Please see “Explanatory Note—Non-GAAP Financial Measures” for more information on how we calculate Adjusted EBITDA. Reconciliation of Adjusted EBITDA to profit before tax for the year, the most directly comparable IFRS financial measure, is presented below.

Reconciliation of Adjusted EBITDA to profit before tax for the year

	Year ended December 31,
	2015	2014	2013	2012 Unaudited	2011 Unaudited
	(In millions of US dollars)
Adjusted EBITDA	2,875	5,560	5,677	7,090	6,064
Depreciation	(1,550)	(1,996)	(2,245)	(2,188)	(2,129)
Amortization	(517)	(647)	(808)	(1,062)	(1,193)
Impairment loss	(245)	(976)	(2,963)	(391)	(483)
Loss on disposals of non-current assets	(39)	(68)	(93)	(199)	(92)
Finance costs	(829)	(1,077)	(1,213)	(1,058)	(822)
Finance income	52	52	90	151	122
Other non-operating losses/(gains)	(42)	121	84	34	(30)
Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	14	(38)	(159)	(9)	(35)
Net foreign exchange loss/(gain)	(314)	(556)	(12)	52	(102)
(Loss)/profit before tax	(595)	375	(1,642)	2,420	1,300

SELECTED OPERATING DATA

The following selected operating data as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 has been derived from internal company sources. The selected operating data set forth below should be read in conjunction with our audited consolidated financial statements and their related notes included elsewhere in this Annual Report on Form 20-F and the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.”

	As of December 31,
	2015	2014	2013	2012	2011
Selected company operating data(1):
End of period mobile customers (in millions):
Russia	59.8	57.2	56.5	56.1	57.2
Algeria(2)	17.0	17.7	17.6	16.7	16.2
Pakistan	36.2	38.5	37.6	36.1	34.2
Bangladesh	32.3	30.8	28.8	25.9	23.8
Ukraine(2)	25.4	26.2	25.8	25.1	23.2
Kazakhstan	9.5	9.8	9.2	8.6	8.4
Uzbekistan	9.9	10.6	10.5	10.2	6.4
Other Countries(3)	6.2	6.3	6.1	5.7	5.4
Italy	21.1	21.6	22.3	21.6	21.0
Total mobile customers(4)	217.4	218.7	214.4	206.0	197.4
Mobile MOU (5)
Russia	311	304	291	276	243
Algeria(2)	209	210	216	274	289
Pakistan	336	238	226	214	206
Bangladesh	209	197	184	216	209
Ukraine(2)	543	508	501	513	483
Kazakhstan	285	309	290	213	148
Uzbekistan	528	523	471	474	425
Other Countries
Kyrgyzstan	281	293	265	272	303
Armenia	353	374	339	269	257

	As of December 31,
	2015		2014		2013		2012		2011
Tajikistan		291		286		270		241		229
Georgia		235		228		244		237		207
Laos		100		103		106		97		233
Italy		269		264		237		207		197
Mobile ARPU (5)
Russia	US$	5.2	US$	8.6	US$	10.6	US$	10.8	US$	11.0
Algeria(2)	US$	6.0	US$	7.9	US$	8.4	US$	9.0	US$	9.8
Pakistan	US$	2.1	US$	2.1	US$	2.3	US$	2.6	US$	2.7
Bangladesh	US$	1.6	US$	1.5	US$	1.5	US$	1.8	US$	1.8
Ukraine(2)	US$	1.8	US$	3.1	US$	4.7	US$	5.2	US$	5.2
Kazakhstan	US$	4.4	US$	5.8	US$	7.1	US$	7.6	US$	8.3
Uzbekistan	US$	5.7	US$	5.6	US$	5.3	US$	4.6	US$	4.1
Other Countries
Kyrgyzstan	US$	4.9	US$	5.5	US$	6.6	US$	5.5	US$	5.5
Armenia	US$	4.9	US$	6.6	US$	7.1	US$	6.8	US$	8.1
Tajikistan	US$	8.1	US$	9.2	US$	10.0	US$	8.6	US$	8.8
Georgia	US$	3.0	US$	4.9	US$	6.3	US$	6.7	US$	6.8
Laos	US$	5.4	US$	5.3	US$	6.0	US$	5.6	US$	5.1
Italy	US$	12.5	US$	14.6	US$	16.3	US$	18.5	US$	21.7
Annual churn (as a percentage) (5)
Russia		53.8		60.1		63.9		63.2		62.8
Algeria(2)		38.5		28.0		31.6		29.5		23.4
Pakistan		33.3		26.0		23.0		25.2		29.5
Bangladesh		22.7		21.6		22.3		25.2		18.5
Ukraine(2)		23.5		24.9		35.3		29.8		28.9
Kazakhstan		54.6		50.5		48.6		55.8		47.4
Uzbekistan		45.9		48.1		53.5		55.1		59.7
Other Countries
Kyrgyzstan		67.6		65.7		65.6		66.1		52.3
Armenia		39.2		43.9		62.6		83.9		87.6
Tajikistan		76.8		77.1		77.9		72.7		67.4
Georgia		68.8		69.7		74.0		79.1		70.1
Laos		119.0		94.6		102.6		141.0		258.0
Italy		29.2		31.4		36.6		35.2		28.3
End of period broadband customers, mobile and fixed (in millions):
Russia		6.2		5.9		5.4		5.0		4.6
Ukraine		0.8		0.8		0.8		0.6		0.4
Kazakhstan (6)		5.2		5.6		5.4		4.8		4.4
Uzbekistan(6)		4.7		5.5		5.5		4.8		2.8
Other Countries(3)(6)		3.0		3.0		2.8		2.7		2.3
Italy		13.9		12.3		10.5		7.8		6.6
Total broadband customers		33.8		33.1		30.4		25.7		21.1

(1)	For information on how we calculate mobile customer data, mobile MOU, mobile ARPU, mobile churn rates and broadband customer data, please refer to the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Certain Performance Indicators.”
(2)	The customer numbers for 2012 and 2011 have been adjusted to reflect revised customer numbers in Algeria and Ukraine where the definition of customers has been aligned to the group definition. MOU, Mobile ARPU and Churn have been adjusted accordingly.
(3)	Customer numbers for Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos.
(4)	The customer numbers for 2015, 2014, 2013, 2012 and 2011 have been adjusted to remove customers in operations that have been sold.
(5)	For Wind Telecom S.p.A. group companies acquired on April 15, 2011, Mobile MOU, ARPU and Churn are calculated based on the full year.
(6)	Mobile broadband customers in Kazakhstan and Uzbekistan (as well as in Kyrgyzstan, Armenia, Tajikistan and Georgia) are those who have performed at least one mobile internet event in the three-month period prior to the measurement date, as well as fixed internet access using FTTB, xDSL and WiFi technologies.

B. Capitalization and Indebtedness

Not required.

C. Reasons for the Offer and Use of Proceeds

Not required.

D. Risk Factors

The risks below relate to our company and our American Depositary Shares (ADS). Before purchasing our ADSs, you should carefully consider all of the information set forth in this Annual Report on Form 20-F and, in particular, these risks. If any of these risks actually occur, our business, financial condition, results of operations, cash flows and prospects could be harmed. In that case, the trading price of our ADSs could decline and you could lose all or part of your investment.

The risks and uncertainties below are not the only ones we face, but represent the risks that we believe are material. However, there may be additional risks that we currently consider not to be material or of which we are not currently aware, and these risks could harm our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Our Business

Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital.

We have substantial amounts of indebtedness and debt service obligations. As of December 31, 2015, the outstanding principal amount of our external debt for bank loans, bonds, equipment financing, and loans from others amounted to approximately US$9.5 billion, excluding US$12.0 billion of indebtedness of WIND Italy. For more information regarding our outstanding indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.” For more information on the Italy Joint Venture and the treatment of WIND Italy’s indebtedness and liabilities, see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Italy Joint Venture” and Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Agreements under which we borrow funds contain obligations, which include covenants that impose on us certain operating and financial restrictions. Some of these covenants relate to our financial performance or financial condition, such as levels or ratios of earnings, debt and assets and may have the effect of preventing us or our subsidiaries from incurring additional debt. Failure to meet these obligations may result in a default, which could increase the cost of securing additional capital and lead to the acceleration of our loans and the loss of assets that secure the defaulted debts or to which our creditors otherwise have recourse. Such a default and acceleration of the obligations under one or more of these agreements (including as a result of cross default and cross acceleration) could have a material adverse effect on our business, financial condition, results of operations and prospects, and in particular on our liquidity and our shareholders’ equity. In addition, covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations. For a discussion of agreements under which we borrow funds, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” and Notes 17 and 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Please also see “—A disposition by one or both of our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business” for information regarding change of control provisions in some of our debt agreements.

Aside from the risk of default, given our substantial amounts of indebtedness and limits imposed by our debt obligations, our business could suffer significant negative consequences such as the need to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for dividends, working capital, capital expenditures, acquisitions, joint ventures and other purposes necessary for us to maintain our competitive position and to maintain flexibility and resiliency in the face of general adverse economic and industry conditions.

We may not be able to raise additional capital.

We may need to raise additional capital in the future, including through debt financing. If we incur additional indebtedness, the risks that we now face related to our substantial indebtedness and debt service obligations could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness. In addition, we may not be able to borrow money within the local or international capital markets on acceptable terms, or at all. The sanctions imposed by the United States, the European Union and other countries in connection with developments in Ukraine during 2014 and 2015, and additional sanctions which may be imposed in the future, may also negatively affect our ability to raise external financing, particularly if the sanctions are broadened. Our ability to raise additional capital may also be restricted by covenants in our financing agreements or affected by any downgrade of our credit ratings, even for reasons outside our control, which may materially harm our business, financial condition, results of operations and prospects. If we are unable to raise additional capital, we may be unable to make necessary or desired capital expenditures, to take advantage of investment opportunities, to refinance existing indebtedness or to meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations, which could materially harm our business, financial condition, results of operations and prospects.

We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks.

A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars and, until the completion of the Italy Joint Venture, Euros, including capital expenditures and borrowings, while a significant amount of our revenue is denominated in currencies other than the U.S. dollar and Euro. Thus, declining values of local currencies against the U.S. dollar or the Euro could make it more difficult for us to repay or refinance our U.S. dollar or Euro-denominated debt or purchase equipment and services. The values of the Russian, Ukrainian and Kazakh currencies, for example, have declined significantly in response to political and economic issues since December 31, 2013, and may continue to decline. The significant depreciation of the Russian ruble against the U.S. dollar in 2014 and 2015, in particular, negatively impacted our results of operations and resulted in a foreign currency exchange loss in these periods. In addition, the significant devaluation of the Ukrainian hryvnia in 2014 and 2015 (partly due to the National Bank of Ukraine’s decision in February 2015 to suspend its interventions to support the currency), the Kazakh tenge in 2014 and 2015 (in the absence of a currency stabilization policy in Kazakhstan) and the Algerian dinar in 2015 negatively impacted revenues in our Ukraine, Kazakhstan and Algeria segments, respectively, and our results of operations.

Currency fluctuations and volatility may impact our results of operations and result in foreign currency transaction and translation losses in the future. For example, in 2015, total operating revenues in functional currency terms were relatively stable compared to 2014, but in U.S. dollar terms, total operating revenues decreased by 29%. For more information about foreign currency translation and our results of operations, see the sections entitled “Item 5—Operating and Financial Review and Prospects—Results of Operations” and “—Certain Factors Affecting our Financial Position and Results of Operations—Foreign Currency Translation.” Changes in exchange rates could also impact our ability to comply with covenants under our debt agreements. Exchange rate risks could harm our business, financial condition, results of operations and prospects. We cannot ensure that our existing or future hedging strategies will sufficiently hedge against these risks.

In addition, exchange controls and currency restrictions in any of our geographic regions could materially harm our business, financial condition, results of operations and prospects. For example, the official currency in Uzbekistan is not convertible outside Uzbekistan due to local government or banking regulations, delays and restrictions on exchange rates. In addition, currency restrictions have made it difficult to acquire equipment produced outside of Uzbekistan for use in building and maintaining the company’s telecommunications network. We also face currency restrictions in some of our other countries of operation, including Ukraine, Algeria and Bangladesh. For more information on currency restrictions and exchange controls, see “—As a holding company, VimpelCom depends on the performance of its subsidiaries” and “—Risks Related to Our Markets—The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which we can conduct business and currency control requirements restrict activities in certain markets in which we have operations.” For more information about risks related to currency exchange rate fluctuations, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk” and Notes 5 and 17 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

We are subject to a DPA with the DOJ, a Consent with the SEC, and a settlement agreement with the OM. The agreements with the DOJ and the SEC require us to retain, at our own expense, an independent compliance monitor, and the DPA and the agreement with the OM require us to continue to cooperate with the agencies regarding their investigations of other parties. We will incur costs in connection with these obligations, which may be significant.

VimpelCom has reached resolutions through agreements with the DOJ, the SEC and the OM relating to the previously disclosed investigations under the FCPA and relevant Dutch laws pertaining to our business in Uzbekistan and prior dealings with Takilant Ltd. For more information regarding these resolutions, please see Note 24 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

On February 18, 2016, the U.S. District Court for the Southern District of New York (the “District Court”) approved the DPA between VimpelCom Ltd. and the DOJ and the guilty plea of Unitel LLC. On February 22, 2016, the District Court issued a final judgment approving VimpelCom’s Consent in the SEC investigation. Under the DPA and the Consent, VimpelCom agreed to appoint an independent compliance monitor (the “monitor”). Pursuant to the DPA and the Consent, the monitorship will continue for a period of three years, and the term of the monitorship may be terminated early or extended depending on certain circumstances, as ultimately determined and approved by the DOJ and SEC. The monitor will assess and monitor VimpelCom’s compliance with the terms of the DPA and the Consent by evaluating factors such as VimpelCom’s corporate compliance program, internal accounting controls, recordkeeping and financial reporting policies and procedures. The monitor may recommend changes to our policies, procedures, and internal accounting controls that we must adopt unless they are unduly burdensome or otherwise inadvisable, in which case we may propose alternatives, which the DOJ and the SEC may or may not accept.

Under the DPA and pursuant to the Consent, VimpelCom also represented that it has implemented and agreed that it will continue to implement a compliance and ethics program designed to prevent and detect violations of the FCPA and other applicable anti-corruption laws throughout its operations. Further, VimpelCom represented that it has undertaken and will continue to undertake a review of its existing internal accounting controls, policies, and procedures regarding compliance with the FCPA and other applicable anti-corruption laws. As noted above, these obligations will be reviewed and tested by the monitor appointed under the DPA and the Consent. Due to the complexity of the markets in which VimpelCom operates, compliance with these obligations may occupy a significant portion of management’s time.

In connection with the company’s entry into the DPA, the Consent and the settlement agreement with the OM (the “Dutch Settlement Agreement”), the company was required to pay an aggregate of US$795 million in fines and disgorgement to U.S. and Dutch authorities. Additionally, the company has incurred significant costs in connection with its retention of legal counsel and other vendors/advisors and the internal investigation undertaken in connection with these matters. The company currently cannot estimate the additional costs that it is likely to incur in connection with compliance with the DPA, the Consent and the Dutch Settlement Agreement, including the ongoing obligations to cooperate with the agencies regarding their investigations of other parties, the monitorship, and the costs of implementing the changes, if any, to its policies and procedures required by the monitor. However, such costs could be significant.

If we commit a breach of the DPA, we may be subject to criminal prosecution. Such criminal prosecution could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Under the DPA, the DOJ will defer criminal prosecution of VimpelCom for the three-year term of the DPA. If the DOJ determines that VimpelCom has violated the DPA (including the monitoring provisions described in the preceding risk factor), the DOJ may in its sole discretion commence prosecution or extend the term of the DPA for up to one year. If VimpelCom remains in compliance with the DPA through its term, the charges against VimpelCom will be dismissed with prejudice after the conclusion of the DPA.

Failure to comply with the terms of the DPA could result in criminal prosecution by the DOJ, including (but not limited to) for the charged conspiracy to violate the anti-bribery and the books and records provisions of the FCPA and violation of the internal controls provisions of the FCPA that were included in the information that was filed in connection with the DPA. Under such circumstance, the DOJ would be permitted to rely upon the admissions we made in the DPA and would benefit from our waiver of certain procedural and evidentiary defenses.

Pursuant to the Consent, VimpelCom is permanently enjoined from committing or aiding and abetting any future violations of the anti-fraud, corrupt payments, books and records, reporting and internal control provisions of the federal securities laws and related SEC rules. Failure to comply with this injunction could result in the imposition of civil or criminal penalties, a new SEC enforcement action or both.

Any criminal prosecution by the DOJ as a result of a breach of the DPA or civil or criminal penalties imposed as a result of noncompliance with the Consent could subject us to penalties and other costs and could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation.

We may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM. For example, none of the DPA, the Consent or the Dutch Settlement Agreement prevents these authorities from carrying out certain additional investigations with respect to the facts not covered in the agreements or in other jurisdictions, or prevents authorities in other jurisdictions from carrying out investigations into, or taking actions with respect to the issuance or renewal of our licenses (for example, in Uzbekistan) or otherwise in relation to, these or other matters. Furthermore, the Norwegian Government has stated that it plans to hold parliamentary hearings concerning the investigations. Similarly, the agreements do not foreclose potential third party or additional shareholder litigation related to these matters. For example, since the announcement of our US$900 million provision in the third quarter of 2015, two class action lawsuits have been filed against VimpelCom in relation to our prior disclosure regarding the investigations by the DOJ, SEC and OM. We may incur significant costs in connection with these or future lawsuits. Any collateral investigations, litigation or other government or third party actions resulting from these matters could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

In addition, ongoing media and governmental interest in the investigations, settlements and lawsuits and any announced investigations and/or arrests of our former executive officers could impact the perception of us and result in reputational harm to our company.

Efforts to merge with or acquire other companies or product lines, or to otherwise form strategic partnerships with third parties, may divert management attention and resources away from our business operations, and if we complete a merger, an acquisition or other strategic partnership, we may incur or assume additional liabilities or experience integration problems.

We seek from time to time to merge with or acquire other companies or product lines, or to form strategic partnerships through the formation of joint ventures or otherwise, for various strategic reasons, including to acquire more frequency spectrum, new technologies and service capabilities; add new customers; increase market penetration or expand into new markets. In particular, on January 30, 2015, we completed the sale by our 51.9% owned subsidiary, Global Telecom Holding S.A.E. (“GTH”), of a non-controlling 51% interest in Omnium Telecom Algérie SpA (“OTA”) to the Fonds National d’Investissement, the Algerian National Investment Fund (“FNI”) (see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Algeria Transaction and Settlement”); on August 6, 2015, we entered into an agreement with Hutchison, which owns indirectly 100% of Italian mobile operator 3 Italia, to form an equal joint venture holding company that will own and operate our telecommunications businesses in Italy (see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Italy Joint Venture”); and on November 26, 2015, we entered into an agreement with WTPL, the parent company and majority shareholder of Warid Telecom (Private) Limited (“Warid”), and Bank Alfalah to merge our telecommunications businesses in Pakistan (see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Pakistan Merger”). Our ability to successfully grow through acquisitions or strategic partnerships depends upon our ability to identify, negotiate, complete and integrate suitable companies and to obtain any necessary financing and the prior approval of any relevant regulatory bodies or courts. These efforts could divert the attention of our management and key personnel from our business operations. As a result of any such merger, acquisition or strategic partnerships or failure of any anticipated merger, acquisition or strategic partnership to materialize (including any such failure caused by regulatory or third-party challenges), we may also experience:

•	difficulties in realizing expected synergies or integrating acquired companies, joint ventures or other forms of strategic partnerships, personnel, products, property and technologies into our existing business;

•	increased capital expenditure costs;

•	difficulties relating to the acquired or formed companies’ compliance with telecommunications licenses and permissions, compliance with laws, regulations and contractual obligations, ability to obtain and maintain favorable interconnect terms, frequencies and numbering capacity and ability to protect our intellectual property;

•	delays, or failure, in realizing the synergy benefits or costs of a merged or acquired or formed company or products;

•	higher costs of integration than we anticipated;

•	difficulties in retaining key employees of the merged or acquired business or strategic partnerships who are necessary to manage our businesses;

•	difficulties in maintaining uniform standards, controls, procedures and policies throughout our businesses;

•	risks that different geographic regions present, such as currency exchange risks, developments in competition and regulatory, political, economic and social developments;

•	adverse customer reaction to the business combination; and

•	increased liability and exposure to contingencies that we did not contemplate at the time of the acquisition or strategic partnership.

In addition, an acquisition or strategic partnership could materially impair our operating results by causing us to incur debt or requiring us to amortize merger or acquisition expenses and merged or acquired assets. We may not be able to assess ongoing profitability and identify all actual or potential liabilities or issues of a business prior to an acquisition, merger or strategic partnership. If we acquire, merge with or form strategic partnerships with businesses or assets which result in assuming unforeseen liabilities in respect of which we have not obtained contractual protections or for which protection is not available, this could harm our business, financial condition, results of operations, cash flows and prospects. As we investigate industry consolidation, our risks may increase. Our integration and consolidation of such businesses may also lead to changes in our operational efficiencies or structure. For information about our acquisitions, please see Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Further, we may not be able to divest some of our activities as planned, such as any intended towers sales (which could cause costs to be materially higher than anticipated), and the divestitures we carry out could negatively impact our business.

The Italy Joint Venture and the Pakistan Merger are subject to significant uncertainties and risks.

The Italy Joint Venture and the Pakistan Merger are subject to significant uncertainties and risks. For example, it is possible that each transaction does not complete due to a failure to obtain approvals from the relevant regulatory authorities or other consents in a timely manner, or at all. In the case of the Italy Joint Venture, EU competition approval may require the implementation of remedies by the parties, which may reduce or eliminate the expected cost synergies, be otherwise unacceptable to us, or which we may be unable to implement as required. In addition, in the case of the Pakistan Merger, we will not obtain control of Warid until completion, and, therefore, there can be no assurance that the counterparties will operate their business during the period prior to closing in the same way that we would, even though certain contractual restrictions will apply to the counterparties and Warid during the period between signing and closing.

Completion of the transactions is also subject to the satisfaction of other conditions, such as obtaining lender consents and the release of certain guarantees, as applicable. Even if the transactions do complete, there can be no assurance that we will not experience difficulties in integrating the operations of the respective companies, that we will realize expected synergies, or that we will not incur higher than expected costs. In addition, we expect that the completion of each of these transactions will require substantial time and focus from management, which could adversely affect their ability to operate the businesses.

Our strategic partnerships and relationships carry inherent business risks.

We participate in strategic partnerships and joint ventures in a number of countries, including Russia (Euroset), Kazakhstan (KaR-Tel LLP, TNS-Plus LLP, 2Day Telecom LLP, KAZEUROMOBILE LLP), Algeria (OTA), Uzbekistan (Buzton JV), Kyrgyzstan (Sky Mobile LLC, Terra LLC), Georgia (Mobitel LLC), Tajikistan (Tacom LLC), Laos (VimpelCom Lao Co., Ltd) and currently, Zimbabwe (Telecel Zimbabwe (Private) Limited), which is subject to an agreement for us to sell our stake in our equity investee in Zimbabwe. In addition, on August 6, 2015, we entered into an agreement with Hutchison, which owns indirectly 100% of Italian mobile operator 3 Italia, to form an equal joint venture holding company that will own and operate our telecommunications businesses in Italy (see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Italy Joint Venture”).

We do not always have a controlling stake in our affiliated companies and even when we do, our actions with respect to these affiliated companies may be restricted to some degree by shareholders’ agreements entered into with our strategic partners. If disagreements develop with our partners, our business, financial condition, results of operations, cash flows and prospects may be harmed. Our ability to withdraw funds and dividends from these entities may depend on the consent of partners. Agreements with some of these partners include change of control provisions, put and call options and similar provisions, which could give other participants in these investments the ability to purchase our interests, compel us to purchase their interests or enact other penalties. If one of our strategic partners becomes subject to investigation, sanctions or liability, VimpelCom might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased possibility of a partner defaulting on obligations, or losing a partner with important insights in that region. In addition, in Algeria and Laos our local partners are either government institutions or directly related to the local government which could increase our exposure to the risks described in “—Risks Related to Our Markets.”

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

The ability of VimpelCom’s subsidiaries to pay dividends and make payments or loans to VimpelCom, and to guarantee VimpelCom’s debt, will depend on their operating results and may be restricted by applicable covenants in debt agreements and corporate, tax and other laws and regulations. These covenants, laws and regulations include restrictions on dividends, limitations on repatriation of earnings, limitations on the making of loans and repayment of debts, monetary transfer restrictions and foreign currency exchange restrictions in certain agreements and/or certain jurisdictions in which VimpelCom’s subsidiaries operate. For example, VimpelCom’s subsidiaries operating under Wind Telecom S.p.A. are restricted from making dividend distributions and certain other payments to VimpelCom by existing covenants in their financing documents. For more detail on Wind Telecom S.p.A. financings, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.” In addition, our subsidiary Kyivstar cannot expatriate dividends to VimpelCom because of restrictions imposed by the National Bank of Ukraine to regulate money, credit and currency in Ukraine. For further details on the restrictions on dividend payments, see “—Risks Related to Our Markets—The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which we can conduct business and currency control requirements restrict activities in certain markets in which we have operations.” Furthermore, our ability to withdraw funds and dividends from our subsidiaries and operating companies may depend on the consent of our strategic partners where applicable. See “—Our strategic partnerships and relationships carry inherent business risks” and “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Algeria Transaction and Settlement.”

Our strategic shareholders may pursue diverse development strategies, and this may hinder our ability to expand and/or compete in such regions and may lead to deterioration in the relationship among our strategic shareholders.

As of March 15, 2016, our company’s largest shareholders, L1T VIP Holdings S.à r.l. (“LetterOne”) and Telenor East Holding II AS (“Telenor East”), and their respective affiliates, beneficially owned, in the aggregate, approximately 90.9% of our outstanding voting shares, with LetterOne beneficially owning approximately 47.9% of our voting shares and Telenor East beneficially owning approximately 43.0% of our voting shares. As a result, these shareholders, if acting together, have the ability to determine the outcome of matters submitted to our shareholders for approval. These two shareholders have sufficient voting rights to jointly elect a majority of our supervisory board, and could, alternatively, enter into a shareholders’ or similar agreement impacting the composition of our supervisory board. A new supervisory board could take corporate actions or block corporate decisions by VimpelCom with respect to capital structure, financings, dispositions and acquisitions and commercial transactions that might not be in the best interest of the minority shareholders or other security holders. For more information on our largest shareholders, see “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

In the past, our strategic shareholders have had different strategies from us and from one another and have engaged in litigation against one another and our company with respect to disagreements over strategy. In addition, in Pakistan and Bangladesh, our subsidiaries directly compete with subsidiaries of Telenor ASA (“Telenor”), and we understand that LetterOne has an indirect minority interest in companies that compete with our subsidiaries in Ukraine, Kazakhstan and Georgia. It is possible that we will compete with Telenor and/or LetterOne in other markets in the future.

We cannot assure you that our relationship with LetterOne and Telenor or LetterOne’s and Telenor’s relationship with one another will not deteriorate as a result of differing or competing business strategies, which could harm our business, financial condition, results of operations, cash flows and prospects.

Litigation and disputes among our two largest shareholders and us could materially affect our business.

In the past, our two largest shareholders have been involved in disputes and litigation regarding our group companies against one another and our company. Further disputes among our two largest shareholders and us could harm our business, financial condition, results of operations, cash flows and prospects. For more information on our two largest shareholders, see “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

A disposition by one or both of our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business.

We derive benefits and resources from the participation of LetterOne and Telenor in our company. If LetterOne or Telenor were to dispose of their stake in our company, we would be deprived of those benefits, which could harm our business, financial condition, results of operations, cash flows and prospects. On October 5, 2015, Telenor announced its decision to divest its shares in VimpelCom and stated that it will explore all options to effect such divestiture. While we intend to cooperate with Telenor to ensure a successful divestiture of its stake, significant uncertainty exists surrounding the timing and manner of its announced divestiture, which could harm our business, financial condition, results of operations, cash flows and prospects.

On October 5, 2015, Telenor also announced that it will not convert its 305,000,000 VimpelCom voting preferred shares into VimpelCom common shares. If the preferred shares owned by Telenor are not converted by April 15, 2016, pursuant to the terms of VimpelCom’s bye-laws, the preferred shares will be immediately redeemed by VimpelCom at a redemption price of US$0.001 per share and will cease to be outstanding, with the effect of potentially increasing the percentage of voting shares held by other shareholders and decreasing Telenor’s percentage of voting shares. Some of our financing agreements (representing approximately US$1.4 billion in outstanding indebtedness) have “change of control” provisions that may require us to make a prepayment if a person or group of persons (with limited exclusions) acquire beneficial or legal ownership of or control over more than 50.0% of our share capital. If such a change of control provision is triggered and we fail to agree with lenders on the necessary amendments to the loan documentation and then fail to make any required prepayment, it could trigger cross-acceleration provisions of our other debt agreements, which could lead to our obligations being declared immediately due and payable. This could harm our business, financial condition, results of operations, cash flows and prospects. For more information, see Note 5 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

We may not be able to successfully implement our strategic priorities.

In August 2015, we announced the six strategic priority areas on which we intend to focus going forward. These comprise (i) new revenue streams, (ii) digital leadership, (iii) performance transformation, (iv) portfolio and asset optimization, (v) world class operations and (vi) structural improvements. Under these priority areas, we plan to streamline our business processes, digitalize our business model (which may include internal restructurings), improve customer experience and optimize our capital structure. However, there can be no assurance that our strategic priority areas will be successfully implemented and will not cause changes in our operational efficiencies or structure. In addition, the implementation of our strategic priorities could result in increased costs, conflicts with stakeholders, business interruptions and difficulty in recruiting and retaining key personnel, which could harm our business, financial condition, results of operations, cash flows and prospects. For more information on our strategic priority areas, see “Item 4—Information on the Company—Strategy.”

We may be adversely impacted by work stoppages and other labor matters.

Although we consider our relations with our employees to be generally good, there can be no assurance that our operations will not be impacted by unionization efforts, strikes or other types of labor disputes or disruptions. For instance, the implementation of internal operational and team adjustments necessary to implement our performance transformation strategy could result in employee dissatisfaction. For example, in February 2016 we experienced labor disruptions in Bangladesh in connection with internal restructurings. We may also experience strikes or other labor disputes or disruptions in connection with social unrest or political events such as the nationwide strikes in Bangladesh during the first quarter of 2015. Furthermore, work stoppages or slow-downs experienced by our customers or suppliers could result in lower demand for our services and products. In the event that we, or one or more of our customers or suppliers, experience a labor dispute or disruption, it could result in increased costs, negative media attention and political controversy, and harm our business, financial condition, results of operations, cash flows and prospects.

Our majority stake in an Egyptian public company may expose us to legal and political risk and reputational harm.

Our 51.9% owned subsidiary in Egypt, GTH, is a public company listed on the Egyptian Stock Exchange and London Stock Exchange and is therefore subject to corresponding laws and regulations, including laws and regulations for the protection of minority shareholder rights. GTH is the holding company for a number of our assets in Africa and Asia, including Algeria, Bangladesh and Pakistan. GTH is exposed to the risk of unpredictable and adverse government action and severe delays in obtaining necessary government approvals stemming from unrest in Egypt during recent years. Furthermore, GTH is, and may in the future be, subject to significant tax claims under existing or new Egyptian tax law and this could expose GTH to increased tax liability. For more information on tax claims of the Egyptian authorities please see “—Legal and Regulatory Risks—We could be subject to tax claims that could harm our business” and Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Risks Related to the Industry

The telecommunications industry is highly capital intensive and requires substantial and ongoing expenditures of capital.

The telecommunications industry is highly capital intensive, as our success depends to a significant degree on our ability to keep pace with new developments in technology, to develop and market innovative products and to update our facilities and process technology, which may require additional capital expenditures in the future. The amount and timing of our capital requirements will depend on many factors, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, and the status and timing of competitive developments. If we do not have sufficient resources from our operations to finance necessary capital expenditures, we may be required to raise additional debt or equity financing, which may not be available when needed or on terms favorable to us or at all. If we are unable to obtain adequate funds on acceptable terms, or at all, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could harm our business, financial condition, results of operations, cash flows and prospects. For more information on our future liquidity needs, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements.”

Our revenue is often unpredictable, and our revenue sources are short-term in nature.

Future revenue from our prepaid mobile customers, our primary source of revenue, and our contract mobile customers is unpredictable. For instance, in the year ended December 31, 2015, over at least 88% of our customers in each of the jurisdictions in which we operate were prepaid customers. We do not require our prepaid mobile customers to enter into long-term service contracts and cannot be certain that they will continue to use our services in the future. We require our contract mobile customers to enter into service contracts; however, many of these service contracts can be canceled by the customer with limited advance notice and without significant penalty, pursuant to the contract terms and/or applicable legislation. The loss of a larger number of customers than anticipated could result in a loss of a significant amount of expected revenue. Because we incur costs based on our expectations of future revenue, failure to accurately predict revenue could harm our business, financial condition, results of operations, cash flows and prospects.

We operate in competitive markets, and we may face greater competition as a result of market and regulatory developments.

The markets in which we operate are competitive in nature, and we expect that competition will continue to increase. Each of the items discussed immediately below regarding increased competition could materially harm our business, financial condition, results of operations, cash flows and prospects:

•	We cannot assure you that our revenue will grow in the future, as competition puts pressure on our prices;

•	With the increasing pace of technological developments, including in particular new digital technologies, and regulatory changes impacting our industry, future business drivers are increasingly difficult to predict, and we cannot assure you that we will adapt to these changes at a competitive pace;

•	We may be forced to utilize more aggressive marketing schemes to retain existing customers and attract new ones, including lower tariffs, handset subsidies or increased dealer commissions;

•	In more mature or saturated markets, such as Russia and Italy (see “Item 4—Information on the Company”) there are limits on the extent to which we can continue to grow our customer base, and we may be unable to deliver superior customer experience relative to our competitors, which may negatively impact our revenue and market share;

•	In such markets, the continued growth in our business and results of operations will depend, in part, on our ability to extract greater revenue from our existing customers, including through the expansion of data services and the introduction of next generation technologies, which may prove difficult to accomplish;

•	As we expand the scope of our services, such as fixed-line residential and commercial broadband services, we may encounter a greater number of competitors that provide similar services;

•	The liberalization of the regulations in certain areas in which we operate could greatly increase competition;

•	Competitors may operate more cost effectively or have other competitive advantages such as greater financial resources, market presence and network coverage, stronger brand name recognition, higher customer loyalty and goodwill and more control over domestic transmission lines;

•	Competitors may reach customers more effectively through a better use of digital and physical distribution channels;

•	Competitors, particularly current and former state-controlled telecommunications service providers, may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders;

•	Current or future relationships among our competitors and third parties may restrict our access to critical systems and resources;

•	New competitors or alliances among competitors could rapidly acquire significant market share, and we cannot assure you that we will be able to forge similar relationships;

•	Reduced demand for our core services of voice, messaging and data and the development of services by application developers (commonly referred to as “over the top” or OTT players) could significantly impact our future profitability;

•	Competitors may partner with OTT players to provide integrated customer experiences, and we may be unable to implement offers, products and technology to support our commercial partnerships; and

•	In markets where we do not have converged offerings, our existing service offerings could become disadvantaged as compared to those offered by converged competitors (who can offer combinations of fixed-line, broadband, public WiFi, TV and mobile).

For more information on the competition in our markets, see “Item 4—Information on the Company”.

Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially harm our business.

The telecommunications industry is characterized by rapidly evolving technology, industry standards and service demands, which may vary by country or geographic region. Accordingly, our future success will depend on our ability to adapt to the changing technological landscape and the regulation of standards utilizing these technologies. It is possible that the technologies or equipment we utilize today will become obsolete or subject to competition from new technologies in the future for which we may be unable to obtain the appropriate license in a timely manner or at all. We may not be able to meet all of these challenges in a timely and cost-effective manner.

Further, we operate or are considering developing third generation mobile technologies (“3G”) networks or fourth generation/long term evolution mobile technologies (“4G/LTE”) networks in markets in which we operate. New network development requires significant financial investments and there can be no assurance that we will be able to develop 3G or 4G/LTE networks on commercially reasonable terms, that we will not experience delays in developing our networks or that we will be able to meet all of the license terms and conditions imposed by the countries in which we operate or that we will be granted such licenses at all. In addition, penetration rates for 4G/LTE compatible devices may not currently support the cost of 4G/LTE development in certain markets, such as Russia, and such rates will need to increase to be commercially viable. If we experience substantial problems with our 3G or 4G/LTE services, or if we fail to introduce new services on a timely basis relative to our competitors, it may impair the success of such services, or delay or decrease revenue and profits and therefore may hinder recovery of our significant capital investments in 3G or 4G/LTE services as well as our growth.

Our brand, business, financial condition, results of operations and prospects may be harmed in the event of cyber-attacks or severe systems and network failures leading to the loss of integrity and availability of our telecommunications services and/or leaks of confidential information, including customer information.

        Our operations and business continuity depend on how well we protect and maintain our network equipment, information technology (“IT”) systems and other assets. Due to the nature of the services we offer across our geographical footprint, we are exposed to cybersecurity threats that could negatively impact our business activities through service degradation, alteration or disruption. Cybersecurity threats could also lead to the compromise of our physical assets dedicated to processing or storing customer information, financial data and strategic business information, exposing this information to possible leakage and unauthorized dissemination. These events could result in reputational harm, lawsuits against us by customers or other third parties, violations of data protection laws, adverse actions by telecommunications regulators and other authorities, loss of revenue from business interruption, loss of market share and significant additional costs. In addition, the potential liabilities associated with these events could exceed the cyber insurance coverage we maintain.

Although we devote significant resources to the development and improvement of our IT and security systems, including the appointment of a Director of Cyber Security in 2015, we could still experience cyber-attacks and IT and network failures and outages, due to factors including:

•	unauthorized access to customer and business information;

•	accidental alteration or destruction of information during processing due to human errors;

•	the spread of malicious software that compromises the confidentiality, integrity or availability of technology assets;

•	alteration of technology assets caused, accidentally or voluntarily, by employees or third parties;

•	accidental misuse of assets by users with possible degradation of both network services and available computing resources (e.g. denial-of-service);

•	malfunction of technology assets or services caused by obsolescence, wear or defects in design or manufacturing;

•	faults during standard or extraordinary maintenance procedures; and

•	unforeseen absence of key personnel.

From time to time we have experienced cyber-attacks of varying degrees to gain access to our computer systems and networks. As of the date of this Annual Report on Form 20-F, we have suffered minor direct and indirect cybersecurity incidents, that have been promptly contained by the response teams, generating limited or negligible impacts. However, such attacks may be successful in the future and may develop over long periods of time during which they can remain undetected.

Furthermore, we are subject to data protection laws and regulations of state authorities regarding information security in jurisdictions in which we operate. For example, data protection laws and regulations in Russia establish two categories of information with corresponding levels of protection – state secret and other data (personal data of customers, correspondence privacy and information on rendered telecommunication services), and operators must implement the required level of data protection. Operators are directly liable for actions of third parties to whom they forward personal data for processing. If severe customer data security breaches are detected, regulatory authorities could sanction our company, including suspending our operations for some time and levying fines and penalties. Violation of data protection laws is a criminal offense in some countries, and individuals can be imprisoned or fined. Our failure to comply with data protection laws and regulations, and our inability to operate our fixed-line or wireless networks, as a result of cybersecurity threats may result in significant expense or loss of market shares. These events, individually or in the aggregate, could harm our brand, business, financial condition, results of operations and prospects.

Our ability to provide telecommunications services depends on access to local and long distance line capacity and the commercial terms of our interconnect agreements.

Our ability to secure and maintain interconnect agreements with other wireless and local, domestic and international fixed-line operators on cost-effective terms is critical to the economic viability of our operations. Interconnection is required to complete calls that originate on our respective networks but terminate outside our respective networks, or that originate from outside our respective networks and terminate on our respective networks. A significant increase in our interconnection costs, or decrease in our interconnection rates, as a result of new regulations, commercial decisions by other fixed-line operators, increased inflation rates in the countries in which we operate or a lack of available line capacity for interconnection could harm our ability to provide services, which could in turn harm our business, financial condition, results of operations, cash flows and prospects.

Our existing equipment and systems may be subject to disruption and failure, which could cause us to lose customers, limit our growth or violate our licenses.

Our business depends on providing customers with reliability, capacity and security, which may be disrupted by computer viruses or other technical or operational issues. We cannot be sure that our network system will not be the target of a virus or subject to other technical or operational issues, or, if it is, that we will be able to maintain the integrity of our customers’ data or that a virus or other technical or operational issues will not disrupt our network, causing significant harm to our operations. Also, in recent years, during installations of new software, we have experienced network service interruptions. In addition, our technological infrastructure is vulnerable to damage or disruptions from other events, including natural disasters, military conflicts, power outages, terrorist acts, government shutdown orders, equipment or system failures, human error or intentional wrongdoings, such as breaches of our network or information technology security.

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

We rely on third parties for services and products important for our operations. We currently purchase the majority of our network-related equipment from a small number of suppliers, principally Alcatel-Lucent, Ericsson, Huawei, Nokia Solutions and Networks, Sirti and ZTE Corporation although some of the equipment that we use is available from other suppliers. The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of switching equipment, radio access network solutions, base stations and other equipment on a timely basis. From time to time, we have experienced delays in receiving equipment. In addition, our suppliers could become the subject of export restrictions or other sanctions that could limit or prevent our suppliers from providing certain equipment to us. For example, the U.S. Department of Commerce’s Bureau of Industry and Security recently imposed restrictions on exports and reexports of U.S. products, software and technology to ZTE Corporation and three of its affiliates. Our business could be materially harmed if we are unable to obtain adequate supplies or equipment from our suppliers in a timely manner and on reasonable terms.

Also, we may outsource all or a portion of our networks in certain markets in which we operate. For example, we entered into agreements with Mobile TeleSystems PJSC (“MTS”) in late 2014 and PJSC MegaFon (“MegaFon”) in late 2015 for the joint planning, development and operation of 4G/LTE networks in 36 regions of Russia and ten regions of Russia, respectively, and, in late 2015, we signed an amendment to the agreement with MTS to share 4G/LTE radiofrequencies in 20 of those 36 regions. In addition, in the first quarter of 2015, our wholly owned subsidiary, WIND Italy, sold 90% of the shares of its wholly owned towers subsidiary, Galata, to Cellnex, and WIND Italy has a tower services agreement with Galata for the provision of a broad range of services on the sites contributed to Galata by WIND Italy and the sites subsequently built by Galata hosting WIND Italy’s equipment. Our business could be materially harmed if our agreements with these or other third parties were to terminate or if negative developments (financial, legal, regulatory or otherwise) regarding such parties, or a dispute between us and such parties, causes the parties to no longer be able to deliver the required services or otherwise fulfill their obligations under our agreements with them. For more information regarding these agreements, see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Network and Tower Sharing Agreements.”

In addition, we rely on roaming partners to provide services to our customers while they are outside the countries in which we operate and on interconnect providers to complete calls that originate on our networks but terminate outside our networks, or that originate outside our networks and terminate on our networks. We also rely on handset providers to provide the equipment used on our networks. In addition, many of our mobile products and services are sold to customers through third party channels. The third party retailers, agents and dealers that we use to distribute and sell products are not under our control and may stop distributing or selling our products at any time or may more actively promote the products and services of our competitors. Should this occur with particularly important retailers, agents or dealers, we may face difficulty in finding new retailers, sales agents or dealers that can generate the same level of revenue. Any negative developments regarding the third parties on which we depend could materially harm our business, financial condition, results of operations, cash flows and prospects.

Allegations of health risks related to the use of mobile telecommunication devices and base stations could harm our business.

There have been allegations that the use of certain mobile telecommunication devices and equipment may cause serious health risks. The actual or perceived health risks of mobile devices or equipment could diminish customer growth, reduce network usage per customer, spark product liability lawsuits or limit available financing. In addition, the actual or perceived health risks may result in increased regulation of network equipment and restrictions on the construction of towers or other infrastructure. Each of these possibilities has the potential to seriously harm our business.

Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our intellectual property rights will be adequate.

We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property, including our rights to certain domain names, as important to our continued success. For example, our widely recognized logos, such as “Beeline” (Russia, Kazakhstan, Uzbekistan, Armenia, Tajikistan, Georgia, Laos and Kyrgyzstan), “Kyivstar” (Ukraine), “Djezzy” (Algeria), “Mobilink” (Pakistan) and “banglalink” (Bangladesh), have played an important role in building brand awareness for our services and products. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult.

In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. As the number of convergent product offerings and overlapping product functions increase, the possibility of intellectual property infringement claims against us may increase. Any such litigation may result in substantial costs and diversion of resources, and adverse litigation outcomes could harm our business, financial condition, results of operations, cash flows and prospects.

We depend on our senior management and key personnel.

Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on our senior management team and other key personnel, including the local management teams of our subsidiaries. In the markets in which we operate, competition for personnel with relevant expertise is intense. There is sometimes limited availability of individuals with the requisite knowledge of the telecommunications industry, the relevant experience and, in the case of expatriates, the ability or willingness to accept work assignments in certain of these jurisdictions. The loss of any key personnel or an inability to attract, train, retain and motivate qualified members of senior management or key personnel could have an adverse impact on our ability to implement new business models and could harm our business, financial condition, results of operations, cash flows and prospects.

Legal and Regulatory Risks

We operate in a highly regulated industry and are subject to a large variety of laws and extensive regulatory requirements.

As a global telecommunications company that operates in a number of markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. Mobile, internet, fixed-line, voice and data markets are all generally subject to extensive regulatory requirements, including strict licensing regimes, as well as anti-monopoly and consumer protection regulations. The applicable rules are generally subject to different interpretations and the relevant authorities may challenge the positions that we take. Regulations may be especially strict in the markets of those countries in which we are considered to hold a significant or dominant market position, including Russia, Algeria, Ukraine, Kazakhstan, Tajikistan, Armenia, Uzbekistan, Kyrgyzstan and Pakistan. As we expand certain areas of our business and provide new services, such as mobile financial services (“MFS”), we may be subject to additional laws and regulations.

Certain regulations may require us to reduce roaming prices and mobile and/or fixed-line termination rates, require us to offer access to our network to other operators, and result in the imposition of fines if we fail to fulfill our service commitments. For example, a proposed regulation in the European Union may abolish end-user roaming charges in the European Union, and other jurisdictions in which we operate (including Russia, Kazakhstan, Kyrgyzstan and Armenia) are considering the regulation of roaming prices, which could negatively impact our roaming margins.

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

Adverse regulations or regulatory actions could place significant competitive and pricing pressure on our operations, could result in fines or other penalties and could harm our business, financial condition, results of operations, cash flows and prospects. For more information on the regulatory environment in which we operate, see Exhibit 99.2—Regulation of Telecommunications. For more information about the competition proceedings in which our subsidiaries are involved, see Notes 24 and 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

We are subject to anti-corruption laws.

We are subject to a number of anti-corruption laws, including the FCPA. Our failure to comply with anti-corruption laws applicable to us could result in penalties which could harm our reputation and harm our business, financial condition, results of operations, cash flows and prospects. The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. The FCPA also requires public companies to maintain accurate books and records and devise a system of sufficient internal accounting controls. We regularly review and update our policies and procedures and internal controls designed to provide reasonable assurance that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. However, there are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. There can be no assurance that such policies or procedures or internal controls will work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire.

We operate in countries which pose elevated risks of corruption violations. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could harm our business, financial condition, results of operations, cash flows and prospects. Investigations of any actual or alleged violations of such laws or policies related to us could harm our business, financial condition, results of operations, cash flows and prospects.

Please see also “Risks Related to Our Business—We are subject to a DPA with the DOJ, a Consent with the SEC, and a settlement agreement with the OM. The agreements with the DOJ and the SEC require us to retain, at our own expense, an independent compliance monitor, and the DPA and the agreement with the OM require us to continue to cooperate with the agencies regarding their investigations of other parties. We will incur costs in connection with these obligations, which may be significant”, “—If we commit a breach of the DPA, we may be subject to criminal prosecution. Such criminal prosecution could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects” and “—We may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation.”

We may not be able to detect and prevent fraud or other misconduct by our employees, joint venture partners, representatives, agents, suppliers, customers or other third parties.

We may be exposed to fraud or other misconduct committed by our employees, joint venture partners, representatives, agents, suppliers, customers or other third parties that could subject us to litigation, financial losses and sanctions imposed by governmental authorities, as well as affect our reputation. Such misconduct could include misappropriating funds, conducting transactions that are outside of authorized limits, engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities, including in return for any type of benefits or gains or otherwise not complying with applicable laws or our internal policies and procedures. The risk of liability for fraud and other misconduct could increase as we expand certain areas of our business, such as MFS, which requires us to hold customer funds in e-accounts.

We regularly review and update our policies and procedures and internal controls which are primarily designed to provide reasonable assurance that we, our employees, representatives, agents, suppliers and other third parties comply with applicable law and our internal policies. Further, we conduct, as appropriate, assessments of, and due diligence on, our employees, representatives, agents, suppliers, customers and other third parties. However, there can be no assurance that such policies, procedures, internal controls and diligence will work effectively at all times or protect us against liability for actions of our employees, representatives, agents, suppliers, customers or other third parties.

New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.

We are subject to a variety of national and local laws and regulations in the countries in which we do business. These laws and regulations apply to many aspects of our business. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations, could have an adverse impact on our business, financial condition, results of operations and prospects. For example, in Pakistan, new regulations and draft laws have been proposed that could separately (i) require any mobile operator with over a 25% market share, such as our Pakistan subsidiary, to seek Pakistan Telecommunication Authority approval before changing its tariffs; and (ii) introduce obligations on telecommunications operators requiring them to upgrade systems and security as well as maintain backups and retain mobile data for a sufficient period of time as well as allow for real time recording of data for extended periods.

Following various terrorist attacks, the Government of Pakistan introduced Standard Operating Procedures (“SOP”) requiring all mobile operators to re-verify their entire prepaid unverified customer base through biometric verification. For our Pakistan subsidiary, this involved the re-verification of more than 38 million SIM cards, and SIM cards that could not be verified had to be blocked by the operators. As a result of the re-verification, our Pakistan subsidiary lost customers and retained 87% of its subscriber base. In Bangladesh, the regulator initiated similar SIM re-verification requirements to be completed between January 2016 and April 2016, as well as new SIM registration requirements with biometric verification starting from December 2015.

Such requirements could result in customer losses and claims from legitimate customers that are incorrectly blocked, as well as fines, license suspensions and other liabilities for failure to comply with the requirements. To the extent re-verification and/or new verification requirements are imposed in the jurisdictions in which we operate, it could have an adverse impact on our business, financial condition, results of operations and prospects.

In addition, certain jurisdictions in which we operate, including Russia (in 2014) and Kazakhstan (in 2015), have adopted data processing laws, which prohibit the collection and storage of personal data on servers located outside of the respective jurisdictions. Violation of these laws by an operator may lead to a seizure of the operator’s database and equipment and/or a ban on the processing of personal data by such operator, which, in turn, could lead to the inability to provide services to customers. See “—Risks Related to the Industry—Our brand, business, financial condition, results of operations and prospects may be harmed in the event of cyber-attacks or severe systems and network failures leading to the loss of integrity and availability of our telecommunications services and/or leaks of confidential information, including customer information.”

In Ukraine, a law titled “On electronic communications” is expected to be adopted in 2016 to, among other things, increase the authority of the national regulatory authority to analyze communication services markets to determine significant market power operators. The draft legislation also includes a new list of regulatory restrictions for significant market power operators, including controls on wholesale and retail tariffs and infrastructure sharing.

Following amendments to the Pakistan tax laws in mid-2014, a requirement was imposed on operators to charge, collect and pay sales tax on the provision of SIM cards and the activation of handsets. In the given competitive environment, we are unable to pass on this expense to customers. These taxes could have an adverse impact on our business, financial condition, results of operations and prospects in Pakistan and on our group.

In certain jurisdictions in which we operate, the relevant regulators set mobile termination rates (“MTRs”). If any such regulator set MTRs that are lower for us than the MTRs of our competitors, our interconnect costs may be higher and our interconnect revenues may be lower, relative to our competitors. In Algeria, for example, the MTRs set by the regulator are significantly lower for OTA than for our competitors. For a discussion of developments in the regulation of MTRs, and other important government regulations impacting our business, see Exhibit 99.2—Regulation of Telecommunications.

In addition, we are subject to certain sanctions and embargo laws and regulations of the United Nations, European Union, and certain other jurisdictions in connection with our activities and such laws and regulations may be expanded or amended from time to time in a manner that could materially adversely affect our business, financial condition, results of operations, cash flows and prospects. There can be no assurance that, notwithstanding our compliance safeguards, we will not be found in the future to have been in violation of applicable sanctions and embargo laws, particularly as the scope of such laws may be unclear and subject to discretionary interpretations by regulators, which may change over time. Moreover, certain of our financing arrangements include representations and covenants requiring compliance with or limitation of activities under sanctions laws of additional jurisdictions enumerated in the financing arrangements, as well as mandatory prepayment requirements in the event of a breach thereof. See “—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital.”

Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law, regulations or license terms.

We are required to meet certain terms and conditions under our licenses (such as nationwide coverage and network build-out requirements), including meeting certain conditions established by the legislation regulating the communications industry. If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain or comply with permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, the applicable regulator could decide to levy fines, suspend, terminate or refuse to renew the license or permit. Such regulatory actions could adversely impact our ability to carry out divestitures in the relevant jurisdictions.

The occurrence of any of these events could materially harm our ability to build out our networks in accordance with our plans and to retain and attract customers, could harm our reputation and could harm our business, financial condition, results of operations, cash flows and prospects. For more information on our licenses and their related requirements, please see the sections of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Description of Operations of the Russia Segment,” “— Description of Operations of the Algeria Segment,” “—Description of Operations of the Pakistan Segment,” “—Description of Operations of the Bangladesh Segment,” “—Description of Operations of the Ukraine Segment,” “—Description of Operations of the Kazakhstan Segment,” “—Description of Operations of the Uzbekistan Segment,” “—Description of Operations in HQ and Others” and “—Description of Operations of the Italy Business Unit.”

Our licenses are granted for specified periods and they may not be extended or replaced upon expiration.

The success of our operations is dependent on the maintenance of our licenses to provide telecommunications services in the jurisdictions in which we operate. Most of our licenses are granted for specified terms, and there can be no assurance that any license will be renewed upon expiration. All of the Russian telecommunication licenses up for renewal in 2015 have been successfully renewed, as well as all other material licenses for our operations. However, some of our licenses will expire in the near term, including certain licenses in Russia, Algeria, Uzbekistan and Kyrgyzstan, which are due for renewal in 2016. These licenses are also subject to ongoing review by the relevant regulatory authorities. If renewed, our licenses may contain additional obligations, including payment obligations (which may involve a substantial renewal or extension fee), or may cover reduced service areas or scope of service. Furthermore, the governments in certain jurisdictions in which we operate may hold auctions (including auctions for 4G spectrum) in the future. If we are unable to maintain or obtain licenses for provision of telecommunications services or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be materially harmed. See also “Risks Related to Our Business—We may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation.” For more information about spectrum allocations and our licenses, including their expiration dates, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company.”

We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services.

To establish and commercially launch mobile telecommunications networks, we need to receive frequency allocations for bandwidths within the frequency spectrums in the regions in which we operate. There are a limited number of frequencies available for mobile operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate frequency allocation in each such market in order to maintain and expand our customer base. In addition, frequency allocations may be issued for periods that are shorter than the terms of our licenses, and such allocations may not be renewed in a timely manner, or at all. For instance, we have in the past been unable to obtain frequency allocations necessary to test or expand our networks in Russia. If our frequencies are revoked or we are unable to renew our frequency allocations or obtain new frequencies to allow us to provide mobile services on a commercially feasible basis, our network capacity and our ability to provide mobile services would be constrained and our ability to expand would be limited, which could harm our business, financial condition, results of operations, cash flows and prospects.

We may be subject to increases in payments for frequency allocations under the terms of some of our licenses.

Legislation in many countries in which we operate, including Russia, requires that we make payments for frequency spectrum usage. As a whole, the fees for all available frequency assignments, as well as allotted frequency bands for different mobile communications technologies, have been significant. Any significant increase in the fees payable for the frequencies that we use or for additional frequencies that we need could have a negative effect on our financial results. We cannot assure you that the fees we pay for radio-frequency spectrum use will not increase, and any such increase could harm our business, financial condition, results of operations, cash flows and prospects. For more information on the payment requirements relating to frequency allocation, see Exhibit 99.2—Regulation of Telecommunications.

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

We also regularly receive notices from regulatory authorities in countries in which we operate warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. We have closed base stations on several occasions in order to comply with regulations and notices from regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended and subsequently revoked through court action. Although we generally take all necessary steps to comply with any license violations within the stated time periods, including by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses or permits will not be suspended and not subsequently be revoked in the future. If we are found to operate telecommunications equipment without an applicable license or permit, we could experience a significant disruption in our service or network operation, which could harm our business, financial condition, results of operations, cash flows and prospects.

We are involved in disputes and litigation with regulators, competitors and third parties.

We are party to lawsuits and other legal, regulatory and antitrust proceedings, the final outcome of which is uncertain. Litigation and regulatory proceedings are inherently unpredictable. For more information on these disputes, see “Item 4—Information on the Company—Legal Proceedings” and Notes 24 and 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) could harm our business, financial condition, results of operations, cash flows and prospects.

We could be subject to tax claims that could harm our business.

Tax audits in the countries in which we operate are conducted regularly. We have been subject to substantial claims by tax authorities in Russia, Italy, Algeria, Egypt, Pakistan, Bangladesh, Ukraine, Kazakhstan, Armenia, Georgia, Uzbekistan, Kyrgyzstan and Tajikistan. These claims have resulted, and future claims may result, in additional payments, including fines and penalties, to the tax authorities.

Although we are permitted to challenge, in court, the decisions of tax inspectorates, there can be no assurance that we will prevail in our litigation with tax inspectorates. In addition, there can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles they have claimed against us for prior tax years, or on the basis of different tax principles, that additional taxes are owed by us for prior or future tax years, or that the relevant governmental authorities will not decide to initiate a criminal investigation in connection with claims by tax inspectorates for prior tax years.

The adverse resolution of these or other tax matters that may arise could harm our business, financial condition and results of operations. For more information regarding tax claims, and their effects on our financial statements, see “Item 4—Information on the Company—Legal Proceedings” and Notes 24 and 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.

The tax systems in the markets in which we operate may be unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions, especially in emerging markets in which we operate, where there is significant uncertainty relating to the interpretation and enforcement of tax laws. Any additional tax liability imposed on us by tax authorities in this manner, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities’ interpretations of the respective double tax treaties in effect, could harm our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. We may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.

For example, significant tax reforms were implemented in Ukraine in 2015. The tax reforms, in part, changed the mechanism for the calculation of corporate profit tax and required the use and registration of electronic VAT invoices, and we may face fines for failure to comply with the new rules. In addition, a new tax law in Uzbekistan became effective on January 1, 2016, pursuant to which mobile telecommunications companies are subject to income tax rates based on profitability levels (7.5% tax for profitability levels up to 20%, and 50% tax for profitability levels exceeding 20%). In Bangladesh, a 3% supplementary duty was imposed on mobile usage from July 2015, and a 1% surcharge was implemented on mobile services from March 9, 2016. Such changes could have an adverse impact on our business, financial condition, results of operations or cash flows in these countries and on our group.

The introduction of new tax laws or the amendment of existing tax laws, such as laws relating to transfer pricing rules or the deduction of interest expenses in the markets in which we operate, may also increase the risk of adjustments being made by the tax authorities and, as a result, could have a material impact on our business, financial performance and results of operations.

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

Tax audits may result in additional costs to our group if the relevant tax authorities conclude that entities of the group did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could harm our business, financial condition, results of operations, cash flows and prospects. Under such review the relevant tax authorities may conclude that we had significantly underpaid taxes relating to earlier periods, which could harm our business, financial condition, results of operations, cash flows and prospects.

In addition, in recent years, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated.

CFC legislation in Italy could result in additional tax costs.

Italian legislation provides for taxation of foreign companies located in certain countries and territories with a privileged tax regime that are directly or indirectly controlled by Italian resident individuals, companies and entities. Foreign controlled companies which are resident outside the above mentioned countries may also be subject to taxation if generating passive income (e.g., interest, dividends, royalties, capital gains, etc.) and if their corporate tax in the country of establishment is lower than half of applicable tax in Italy. WIND Italy continues to analyze the possible application developments and interpretations of this legislation.

WIND Italy may be subject to a deferral or to a limitation of the deduction of interest expenses in Italy.

For taxpayers like WIND Italy, Italian tax law permits the deduction of some interest expense up to a specified limit. A further deduction of interest expense is permitted up to an additional threshold. The amount of unused interest expense deduction may be carried forward to future years. Based on these rules, WIND Italy currently is not able to deduct all of its interest expenses, though it is able to carry forward accrued and unused deductions to future fiscal years. Any future changes in current Italian tax laws or in their interpretation and/or any future limitation on the use of the foreign controlled entities may have an adverse impact on the deductibility of interest expenses for WIND Italy which, in turn, could harm WIND Italy’s and VimpelCom’s business, financial condition, results of operations, cash flows and prospects.

We operate in uncertain judicial and regulatory environments.

In many of the emerging market countries where we operate, the application of the laws of any particular country is frequently unclear and may result in unpredictable judicial or regulatory outcomes.

The uncertain judicial and regulatory environments in which we operate could result in:

•	restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for changing our frequency plans and importing and certifying our equipment;

•	difficulty in complying with new or existing legislation and the terms of any notices or warnings received from the regulatory authorities in a timely manner;

•	significant additional costs and delays in implementing our operating or business plans; and

•	a more challenging operating environment.

If we are found to be involved in practices that do not comply with applicable laws or regulations, we may be exposed to significant fines, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, any of which could harm our business, financial condition, results of operations, cash flows and prospects.

Laws restricting foreign investment could materially harm our business.

We could be materially harmed by existing laws restricting foreign investment or the adoption of new laws or regulations restricting foreign investment, including foreign investment in the telecommunications industry in Russia or other markets in which we operate.

For example, Russian legislation, named “Russian Foreign Investment Law,” limits foreign investment in companies that are deemed to be strategic. Our subsidiary PJSC VimpelCom is deemed to be a strategic enterprise under the Russian Foreign Investment Law. As a result, any acquisition by a foreign investor of direct or indirect control over more than 50.0% of its voting shares, or 25.0% in the case of a company controlled by a foreign government, requires the prior approval of the Russian authorities pursuant to the Russian Foreign Investment Law. In the event of any future transactions resulting in the acquisition by a foreign investor of direct or indirect control over PJSC VimpelCom, such a transaction will require prior approval in accordance with the Russian Foreign Investment Law.

Additionally, under Russian law, companies controlled by foreign governments are prohibited from acquiring control over strategic enterprises, and the Government Commission on Control of Foreign Investment in the Russian Federation, or the “FAS,” has challenged acquisitions of our shares in the past. As a result, our ability to obtain financing from foreign investors may be limited, should prior approval be refused, delayed or require foreign investors to comply with certain conditions imposed by the FAS, which could materially harm our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Our Markets

The international economic environment could cause our business to decline.

After late 2008, the economies in our markets were adversely affected by the international economic crisis, and economies in markets in which we operate continue to suffer. Among other things, the crisis led to a slowdown in gross domestic product growth, increase of inflation, devaluations of the currencies in Russia and other markets in which we operate and a decrease in commodity prices. In addition, because Russia, Kazakhstan and Algeria, currently three of our larger markets, produce and export large amounts of oil, their economies are particularly vulnerable to fluctuations in the price of oil on the world market. Since June 2014, global oil prices have been falling and are currently at relatively low levels. The timing of a return to sustained economic growth and consistently positive economic trends is difficult to predict. The recessionary effects, debt crisis and Euro crisis in Europe and low oil prices continue to pose potentially significant macroeconomic risks to our group.

Moreover, economic sanctions imposed in 2014 and 2015 are impacting Russia. Low oil prices, together with the impact of economic sanctions and the significant devaluation of the ruble, have negatively impacted and continue to have an adverse effect on the Russian economy and economic outlook and may also negatively impact our ability to raise external financing, particularly if the sanctions are broadened. The current difficult economic environment and any future downturns in the economies of markets in which we operate or may operate in the future could diminish demand for our services, increase our costs, constrain our ability to retain existing customers and collect payments from them and prevent us from executing our strategies. Adverse economic conditions could also hurt our liquidity and prevent us from obtaining financing needed to fund our development strategy, to take advantage of future opportunities to respond to competitive pressures, to refinance existing indebtedness or to meet unexpected financial requirements, which could harm our business, financial condition, results of operations, cash flows and prospects.

The countries in which we operate have experienced periods of high levels of inflation, including certain cases of hyperinflation. Our profit margins could be harmed if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may be difficult with our mass market customers and our price sensitive customer base. Inflationary pressure in the countries where we have operations could materially harm our business, financial condition, results of operations, cash flows and prospects.

Deterioration of macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill. In addition, the different possible developments as a result of a financial and economic crisis, in particular related to customer behavior, competition reaction in this environment in terms of offers and pricing or in response to new entrants, regulatory adjustments in relation to reductions in consumer prices and our ability to adjust costs and investments in keeping with possible changes in revenue may adversely affect our forecasts and lead to a write-down in tangible and intangible assets.

A write-down in tangible and intangible assets could impact covenants under our debt agreements and could harm our business, financial condition, results of operations, cash flows and prospects. For further information on the impairment of tangible and intangible assets and recoverable amounts (particularly key assumptions and sensitivity), see Note 10 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Our operations may be adversely affected by ongoing developments in Russia and Ukraine.

The current situation in Russia and Ukraine, and the related responses of the United States, member states of the European Union, the European Union itself and certain other nations, have the potential to materially adversely affect our business in Russia and Ukraine where we have significant operations, which in turn could materially harm our financial condition, results of operations, cash flows and prospects.

In connection with the situation in Russia and Ukraine, the United States, the European Union and a number of countries have imposed (i) sanctions that block the property of certain designated businesses, organizations and individuals, (ii) sectoral sanctions that prohibit certain types of transactions with specifically designated businesses operating in certain sectors of the Russian economy, currently financial services, energy and defense, and (iii) territorial sanctions restricting investment in and trade with Crimea. The U.S. and EU sanctions (including the sectoral sanctions) apply to entities owned and/or controlled by sanctions designated entities and individuals and, accordingly, may extend beyond Russia and Ukraine. In addition, the United States and the European Union have implemented certain export control restrictions related to Russia’s energy sector and military capabilities. Ukraine has also enacted sanctions with respect to certain Russian entities and individuals. Russia has responded with countermeasures to such international and Ukrainian restrictions and sanctions, currently including limiting the import of certain goods from the United States, the European Union, Ukraine and other countries, imposing visa bans on certain persons, and imposing restrictions on the ability of Russian companies to comply with sanctions imposed by other countries. Russia recently announced sanctions against Turkey in response to an incident involving Russian and Turkish military aircraft in November 2015, including imposing a ban on Russian companies hiring Turkish workers and the imposition of visa requirements, as of January 1, 2016. Further sanctions, export controls and/or other measures, including sanctions on additional persons or businesses (including vendors, joint venture and business partners, affiliates and financial institutions) imposed by the United States, the European Union, Ukraine, Russia, and/or other countries, could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

Ukraine has assigned a “temporary occupied territories” status to Crimea and an “anti-terrorist operation zone” status to certain Eastern Ukraine regions which are currently not under the Ukrainian government’s control, and has imposed certain restrictions and prohibitions on trade in goods and services in such territories. Kyivstar shut down its network in Crimea in 2014 as well as its network in certain parts of Eastern Ukraine in 2015 and, in each case, has written off the relevant assets. Under terms of its telecommunications licenses, Kyivstar is obliged to provide services throughout Ukraine. Kyivstar has notified the regulatory authorities that Kyivstar has stopped providing services in these areas and has requested clarification from such authorities regarding telecommunications operations in such areas. Since September 2014, legislation has been in effect in Ukraine that authorizes the cancellation of telecommunications licenses for sanctioned parties. There can be no assurance that the escalation of the current situation will not lead to the cancellation or suspension of, or other actions under, certain or all of our Ukrainian telecommunications licenses, or other sanctions, which could have a material adverse effect on our business in Ukraine, which in turn could harm our business, financial condition, results of operations, cash flows and prospects.

The situation in Crimea and Eastern Ukraine has resulted, and may in the future result, in damage or loss of assets, disruption of services, and regulatory issues which has, and may in the future, adversely impact our group. In addition, if there were an extended continuation or further increase in conflict in Crimea, Eastern Ukraine or in the region, it could result in further instability and/or worsening of the overall political and economic situation in Ukraine, Russia, Europe and/or in the global capital markets generally, which could adversely impact our group. Moreover, the instability in Crimea and Eastern Ukraine specifically, and in the region more generally, economic sanctions and related measures, and other geopolitical developments (including with respect to the current conflict and international interventions in Syria) could harm our business, financial condition, results of operations, cash flows and prospects. In particular, we could be materially adversely impacted by a continued decline of the Russian ruble against the U.S. dollar or the Euro and the general economic performance of Russia.

Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

Most of our operations are in emerging markets. Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption and rapid reversal of political and economic policies on which we depend. Political and economic relations among the countries in which we operate are often complex and have resulted, and may in the future result, in conflicts, which could materially harm our business, financial condition, results of operations, cash flows and prospects. The economies of emerging markets are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. These developments could severely limit our access to capital and could materially harm the purchasing power of our customers and, consequently, our business.

Further, the nature of much of the legislation in emerging markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal systems in emerging markets, place the enforceability and, possibly, the constitutionality of, laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. Any of these factors could affect our ability to enforce our rights under our licenses or our contracts, or to defend our company against claims by other parties.

Many of the emerging markets in which we operate are susceptible to significant social unrest or military conflicts. In some of the countries in which we operate, the local authorities may order our subsidiaries to temporarily shut down their entire network or part or all of our networks may be shut down due to actions relating to military conflicts or nationwide strikes. For example, in 2015, our subsidiary in Pakistan was ordered to shut down parts of its mobile network and services on a regular basis due to the security situation in the country. In addition, our subsidiary in Ukraine shut down its network in Crimea in 2014 as well as its network in certain parts of Eastern Ukraine in 2015. Governments or other factions, including those asserting authority over specific territories in areas of conflict, could make inappropriate use of the network, attempt to compel us to operate our network in conflict zones or disputed territories and/or force us to broadcast propaganda or illegal instructions to our customers or others (or face consequences for failure to do so). Forced shutdowns, inappropriate use of our network and/or compelling us to operate our network and/or broadcast propaganda or illegal instructions could materially harm our business, financial condition, results of operations, cash flows and prospects.

Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal, financial and tax advisors.

Social instability in the countries in which we operate could lead to increased support for centralized authority and a rise in nationalism, which could harm our business.

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

In many countries in which we operate, the physical infrastructure, including transportation networks, power generation and transmission and communications systems, is in poor condition. In some of the countries in which we operate, including Ukraine, the physical infrastructure has been damaged by military conflict. In some of the countries in which we operate, including Russia, the public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our customers and will require us to make additional capital expenditures. In addition, continued growth in local, long distance and international traffic, including that generated by our customers, and development in the types of services provided may require substantial investment in public switched telephone networks. Any efforts to modernize infrastructure may result in increased charges and tariffs, potentially adding costs to our business. The deterioration of the physical infrastructure harms the economies of these countries, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. Further deterioration in the physical infrastructure in many of the countries in which we operate could harm our business, financial condition, results of operations, cash flows and prospects.

The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which we can conduct business and currency control requirements restrict activities in certain markets in which we have operations.

The banking and other financial systems in many countries in which we operate are not well developed or regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent applications. Such banking risk cannot be completely eliminated by diversified borrowing and conducting credit analyses. A banking crisis in any of these countries or the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds could result in the loss of our deposits or negatively affect our ability to complete banking transactions in these countries, which could harm our business, financial condition and results of operations.

In addition, central banks and governments in the markets in which we operate may restrict or prevent international transfers or impose foreign exchange controls or other currency restrictions, which could prevent us from making payments, including the repatriation of dividends and payments to third party suppliers. For example, in Pakistan, foreign currency financing agreements must be registered with the State Bank of Pakistan, and if there is a default, any default interest payment may require regulatory approval. In Bangladesh, strict foreign exchange regulations require regulatory approval before a company can engage in certain foreign exchange transactions. In Ukraine, our subsidiary Kyivstar cannot expatriate dividends to VimpelCom because of restrictions imposed by the National Bank of Ukraine to regulate money, credit and currency in Ukraine. For more information about currency restrictions in our countries of operations, see “Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks.” Furthermore, local banks have limitations on the amounts of loans that they can provide to single borrowers, which could limit the availability of local currency financing in these countries. There can be no assurance that we will be able to obtain approvals under the foregoing restrictions or limitations, each of which could harm our business, financial condition, cash flows, results of operations and prospects.

Risks Related to the Ownership of our ADSs

The possible sale of additional shares could adversely affect the market price of our ADSs.

There are currently 305,000,000 VimpelCom convertible preferred shares outstanding which may be converted into VimpelCom common shares at the option of the shareholder (presently Telenor) any time between October 15, 2013 and April 15, 2016 at a price based on the NASDAQ price of VimpelCom ADSs. If convertible preferred shares are converted into common shares they will also become available for trading in the public market, subject to certain limitations under U.S. securities laws. The sale of any of the VimpelCom shares on the public markets or the perception that such sales may occur, commonly called “market overhang,” may adversely affect the market for, and the market price of, VimpelCom’s ADSs. See “—Risks Related to Our Business—A disposition by one or both of our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business” for more information about Telenor’s announcement on October 5, 2015 that it will not convert its VimpelCom preferred shares.

Various factors may hinder the declaration and payment of dividends.

The payment of dividends is subject to the discretion of VimpelCom’s supervisory board and VimpelCom’s assets consist primarily of investments in its operating subsidiaries. In 2014, the VimpelCom supervisory board approved a new dividend policy that reduced the annual dividend target to US$0.035 per share. Various factors may cause the supervisory board to determine not to pay dividends or not to increase dividends from current levels. Such factors include VimpelCom’s financial condition, its earnings and cash flows, its leverage, its capital requirements, contractual restrictions, legal proceedings and such other factors as VimpelCom’s supervisory board may consider relevant. For more information on our policy regarding dividends, see “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Policy on Dividend Distributions.” See also “—Risks Related to Our Business—As a holding company, VimpelCom depends on the performance of its subsidiaries” and “—Our strategic partnerships and relationships carry inherent business risks.”

VimpelCom is a Bermuda company governed by Bermuda law, which may affect your rights as a shareholder or holder of ADSs.

VimpelCom is a Bermuda-exempted company. As a result, the rights of VimpelCom’s shareholders are governed by Bermuda law and by VimpelCom’s bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In addition, holders of ADSs do not have the same rights under Bermuda law and VimpelCom’s bye-laws as registered holders of VimpelCom’s shares. Substantially all of our assets are located outside the United States. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against VimpelCom or its directors and executive officers based on civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, under the securities laws of those jurisdictions, or entertain actions in Bermuda under the securities laws of other jurisdictions.

We are not subject to certain corporate governance requirements under the NASDAQ rules.

Our ADSs are listed on the NASDAQ Global Select Market; however, as a Bermuda company, we are permitted to follow “home country practice” in lieu of certain corporate governance provisions under the NASDAQ listing rules that are applicable to a U.S. company. The primary difference between our corporate governance practices and the NASDAQ rules relates to NASDAQ listing rule 5605(b)(1), which provides that each U.S. company listed on NASDAQ must have a majority of independent directors, as defined in the NASDAQ rules. Bermuda law does not require that we have a majority of independent directors. As a foreign private issuer, we are exempt from complying from this NASDAQ requirement, and we do not have a majority of independent directors, as defined in the NASDAQ rules. Accordingly, VimpelCom’s shareholders will not have the same protections as are afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements. For more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ listing rules, see the section of this Annual Report on Form 20-F entitled “Item 16G—Corporate Governance.”

ITEM 4.	Information on the Company

Overview

VimpelCom is an international communications and technology company committed to bringing the digital world to each and every customer. Currently, the company provides voice and data services through a range of traditional and broadband mobile and fixed-line technologies and operates in Russia, Algeria, Pakistan, Bangladesh, Ukraine, Kazakhstan, Uzbekistan, Kyrgyzstan, Armenia, Tajikistan, Georgia, Laos, Zimbabwe and Italy. The operations of the VimpelCom Group covered a territory with a total population of approximately 732 million as of December 31, 2015. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Mobilink,” “Djezzy” and “WIND” brands. As of December 31, 2015, we had 217.4 million mobile customers (on a combined basis, including Italy) and 59,125 employees. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see “Item 5—Operating and Financial Review and Prospects.”

VimpelCom Ltd. is an exempted company limited by shares registered under the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. The VimpelCom Group’s headquarters are located at Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands. Our telephone number is +31 20 797 7200. VimpelCom Ltd. is registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch

Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations.

History and Development

Our predecessor PJSC “Vimpel-Communications” (formerly OJSC “Vimpel-Communications”) was founded in 1992. Since then, VimpelCom has a rich history of adapting to shifts in the marketplace. Prior to 2014, VimpelCom focused on development and expansion throughout Russia and the Commonwealth of Independent States (“CIS”), then into Asia, Europe and Africa through a combination of organic growth and acquisitions. More recently, VimpelCom has turned its focus to enhancing its operations in its core markets and investing in high-speed networks.

The most significant events in the development of our business include the following:

•	In November 1996, our predecessor PJSC VimpelCom became the first Russian company since 1903 to list shares on the New York Stock Exchange.

•	Telenor, Norway’s leading telecommunications company became a strategic partner in PJSC VimpelCom in December 1998 and the Alfa Group Consortium (“Alfa Group”) acquired strategic ownership interests in 2001.

•	VimpelCom began its expansion into the CIS by acquiring local operators or entering into joint ventures with local partners in Kazakhstan (2004), Ukraine (2005), Tajikistan (2005), Uzbekistan (2006), Georgia (2006) and Armenia (2006).

•	In 2009 and 2010, Telenor ASA, the parent company of the Telenor Group, and Altimo Holdings & Investments Ltd. combined their ownership of PJSC VimpelCom and Ukrainian mobile operator Kyivstar under a new company called VimpelCom Ltd. The new headquarters were established in Amsterdam.

•	In 2011, VimpelCom completed the acquisition of Wind Telecom S.p.A., an international provider of mobile and fixed-line telecommunications and internet services with operations in a number of countries including Italy, Algeria, Bangladesh and Pakistan.

•	On September 10, 2013, VimpelCom switched the listing of its ADSs to the NASDAQ Global Select Market from the New York Stock Exchange.

•	On January 30, 2015, VimpelCom completed the sale by its subsidiary GTH of a non-controlling 51% interest in OTA to the FNI in Algeria (see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Algeria Transaction and Settlement”).

•	In 2015, VimpelCom launched a new strategic framework to transform its business models in order to embrace the opportunities of the digital age. See “—Strategy.”

•	On August 6, 2015, VimpelCom and its subsidiary VimpelCom Amsterdam B.V. entered into an agreement with Hutchison, which owns indirectly 100% of Italian mobile operator 3 Italia, to form an equal joint venture holding company that will own and operate our telecommunications businesses in Italy (see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Italy Joint Venture” and Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F). Completion of the transaction is subject to the satisfaction or waiver of certain conditions precedent, including obtaining regulatory approvals, and is expected to occur around the end of 2016. WIND Italy and 3 Italia will continue to operate separately pending completion.

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

Leadership

During 2015 and the beginning of 2016, VimpelCom made a number of strategic management appointments to lead the company in its next phase of development. New appointments included:

•	Jean-Yves Charlier as Group Chief Executive Officer;

•	Jeremy Roffe-Vidal as Group Chief Human Resources Officer;

•	Christopher Schlaeffer as Chief Digital Officer;

•	Jon Eddy as Head of Emerging Markets;

•	Alexander Matuschka as Group Chief Performance Officer;

•	Rozzyn Boy as Chief Communications and Brand Officer;

•	Stephen Collins as Group Chief Corporate and Regulatory Officer;

•	Erik Aas as Head of Bangladesh;

•	Dmitriy Shukov as Head of Uzbekistan;

•	Oleksandr Komarov as Head of Kazakhstan; and

•	Yernar Nakisbekov as Head of Kyrgyzstan.

For more information on our directors and senior management, see “Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management” below.

Organizational Structure

VimpelCom Ltd. is the holding company for a number of operating subsidiaries and holding companies in various jurisdictions. In the third quarter of 2015, we adopted a new regional structure, consisting of four strategic regions. Accordingly, our reporting structure is divided into the four following business units, all of which report to our headquarters in Amsterdam:

•	Russia;

•	Emerging Markets (which includes our operations in Algeria, Pakistan and Bangladesh);

•	Eurasia (which includes our operations in Ukraine, Kazakhstan, Uzbekistan, Kyrgyzstan, Armenia, Tajikistan and Georgia); and

•	Italy.

Notwithstanding the foregoing, in accordance with accounting rules, we disclose eight reportable segments, based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. On January 1, 2015, management decided to separately present certain operating units as separate reportable segments to enhance understanding of the business and better reflect the actual structure of the VimpelCom Group. Accordingly, our reportable segments consist of the eight following segments:

•	Russia;

•	Algeria;

•	Pakistan (which was split out of the former “Africa & Asia” reportable segment);

•	Bangladesh (which was split out of the former “Africa & Asia” reportable segment);

•	Ukraine;

•	Kazakhstan (which was split out of the former “CIS” reportable segment);

•	Uzbekistan (which was split out of the former “CIS” reportable segment); and

•	HQ and Others (which includes our operations in Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos, as well as certain internal adjustments. Prior to January 1, 2015, the results of our operations in Kyrgyzstan, Armenia, Tajikistan and Georgia were included in the former “CIS” reportable segment, and the results of our operations in Laos were included in the former “Africa & Asia” reportable segment).

Italy is no longer a reportable segment subsequent to its classification as an asset held for sale and discontinued operation following the signing of an agreement with CK Hutchison Holdings Ltd. to combine the company’s operations in Italy with 3 Italia in an equal joint venture. However, financial and operational information for Italy is included in this Annual Report on Form 20-F because completion of the Joint Venture in Italy has not occurred and operations in Italy is a significant part of our business. For more information please see Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on
Form 20-F.

The table below sets forth our operating companies and significant subsidiaries, including those subsidiaries that hold our principal telecommunications licenses, and our percentage ownership interest, direct and indirect, in each subsidiary as of March 15, 2016. Unless otherwise indicated, our percentage ownership interest is identical to our voting power in each of the subsidiaries.

Subsidiary	Country of Incorporation	Percentage Ownership Interest (Direct and Indirect)
VimpelCom Amsterdam B.V.	Netherlands	100%
VimpelCom Holdings B.V.	Netherlands	100%(1)
Wind Telecom S.p.A.	Italy	100%(2)
WIND Acquisition Holdings Finance S.p.A.	Italy	100%(3)
WIND Telecomunicazioni S.p.A.	Italy	100%(4)
WIND Retail S.r.l.	Italy	100%(5)
PJSC VimpelCom	Russia	100%(6)
“Kyivstar” JSC	Ukraine	100%(7)
LLP “KaR-Tel”	Kazakhstan	75.0%(8)
LLP “2 Day Telecom”	Kazakhstan	59%(9)
LLP “TNS-Plus”	Kazakhstan	49%(10)
LLC “Tacom”	Tajikistan	98.0%(11)
LLC “Unitel”	Uzbekistan	100%(12)
LLC “Mobitel”	Georgia	80.0%(13)
CJSC “ArmenTel”	Armenia	100%(14)
LLC “Sky Mobile”	Kyrgyzstan	50.1%(15)
VimpelCom Lao Co. Ltd.	Lao PDR	78.0%(16)
Weather Capital S.à r.l.	Luxembourg	100%(17)
Weather Capital Special Purpose 1 S.A.	Luxembourg	100%(18)
Global Telecom Holding S.A.E.	Egypt	51.9%(19)
Omnium Telecom Algeria S.p.A.	Algeria	23.7%(20)
Optimum Telecom Algeria S.p.A.	Algeria	23.7%(21)
Pakistan Mobile Communications Limited	Pakistan	51.9%(22)
Banglalink Digital Communications Limited	Bangladesh	51.9%(23)

(1)	VimpelCom Amsterdam B.V. holds 100% directly.
(2)	VimpelCom Amsterdam B.V. holds 92.24% directly. Wind Telecom S.p.A. holds 7.76% of its own shares.
(3)	Wind Telecom S.p.A. holds 100% directly.
(4)	WIND Acquisition Holdings Finance S.p.A. owns 100% directly. Upon completion of the Italy Joint Venture, Weather Capital S.à.r.l. will own a 50% interest through a joint venture holding company. See “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Italy Joint Venture.”
(5)	WIND Telecomunicazioni S.p.A. owns 100% directly.
(6)	VimpelCom Holdings B.V. holds 100% minus one share directly. VimpelCom Ltd. holds one share directly.
(7)	VimpelCom Ltd. holds 0.01% directly and VimpelCom Holdings B.V. holds 73.80% indirectly. Kyivstar holds 26.19% of its own shares.

(8)	PJSC VimpelCom holds 75.0% indirectly through a wholly owned Dutch/Luxembourg holding company and a Swiss holding company.
(9)	PJSC VimpelCom holds 59% indirectly through a number of subsidiaries.
(10)	VimpelCom Holdings B.V. holds 49% indirectly through wholly owned Dutch and Kazakh holding companies.
(11)	VimpelCom Holdings B.V. holds 98.0% indirectly through a wholly owned Swiss holding company.
(12)	PJSC VimpelCom holds 100% indirectly through wholly owned Dutch and BVI holding companies.
(13)	VimpelCom Holdings B.V. holds 80.0% indirectly through a number of wholly owned subsidiaries.
(14)	PJSC VimpelCom owns 100% directly.
(15)	PJSC VimpelCom holds 50.1% indirectly through a wholly owned Dutch/Luxembourg holding company and Swiss and Cypriot holding companies.
(16)	PJSC VimpelCom holds 78.0% indirectly through two wholly owned Dutch and Dutch/Luxembourg holding companies.
(17)	VimpelCom Holdings B.V. owns 100% directly.
(18)	Weather Capital S.à r.l. owns 100% directly.
(19)	Weather Capital S.à r.l. holds 1.92% directly and Weather Capital Special Purpose 1 S.A. holds 50.00% plus one share directly.
(20)	Global Telecom Holding S.A.E. holds a controlling interest of 45.6% directly and indirectly through two wholly owned Maltese subsidiaries. See “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends —Algeria Transaction and Settlement.”
(21)	Omnium Telecom Algeria S.p.A. holds 99.99% directly. See “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Algeria Transaction and Settlement.”
(22)	Global Telecom Holding S.A.E. holds 100% of Pakistan Mobile Communications Limited (“PMCL”) indirectly through two wholly owned Maltese subsidiaries. WTPL and Bank Alfalah together will acquire approximately 15% of the shares of PMCL (reducing Global Telecom Holding S.A.E.’s indirect holding to approximately 85%) in exchange for the acquisition of 100% of the shares of Warid by PMCL and Warid will be subsequently merged into PMCL. See “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Pakistan Merger.”
(23)	Global Telecom Holding S.A.E. holds 99.99% indirectly through a wholly owned Maltese subsidiary.

Description of Our Business

Our Mobile Telecommunications Business

The table below presents the mobile telecommunications services we offer to our customers and a breakdown of prepaid and postpaid subscriptions as of December 31, 2015.

Mobile Service Description	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Kazakhstan	Uzbekistan	Other Countries	Italy
Mobile telecommunications services under contract and prepaid plans for both corporate and consumer segments	Prepaid 90.7%	Prepaid 92.6%	Prepaid 98.1%	Prepaid 93.6%	Prepaid 90.6%	Prepaid 89.7%	Prepaid 98.3%	Prepaid —(4)	Prepaid 92.6%
	Postpaid 9.3%	Postpaid(3) 7.4%	Postpaid 1.9%	Postpaid 6.4%	Postpaid 9.4%	Postpaid 10.3%	Postpaid 1.7%	Postpaid —(4)	Postpaid 7.4%
Value added and call completion services (1)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes(4)	Yes
National and international roaming services (2)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes (4)	Yes
Wireless Internet access	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes(4)	Yes
Mobile financial services	Yes	No	Yes	Yes	Yes	Yes	Yes	No	No
Mobile bundles	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes(4)	Yes

(1)	Value added services include messaging services, content/infotainment services, data access services, location based services, media, and content delivery channels.
(2)	Access to both national and international roaming services allows our customers and customers of other mobile operators to receive and make international, local and long distance calls while outside of their home network.

(3)	Includes postpaid and hybrid (monthly fee with recharge possibility) customers.
(4)	For a breakdown of prepaid and postpaid subscriptions and a description of the mobile services we offer in Kyrgyzstan, Armenia, Tajikistan and Georgia, see “—Description of Operations in HQ and Others—Mobile Business in HQ and Others—Description of Mobile Services in HQ and Others.”

Our Fixed-line Telecommunications and Our Fixed-line Internet Business

We offer voice, data and internet services to corporations, operators and consumers using a metropolitan overlay network in major cities throughout Russia, Italy, Ukraine, Kazakhstan and Uzbekistan. In Italy, we also use local loop unbundling (“LLU”), which allows us to use connections from Telecom Italia’s local exchanges to the customers’ premises.

In our fixed-line/mobile integrated business structure in Russia, Ukraine, Kazakhstan and Uzbekistan, fixed-line telecommunications use inter-city fiber optic and satellite-based networks.

In Italy, our fixed-line business uses an integrated network infrastructure with over 22,300 kilometers of fiber optic cable backbone and 1,636 LLU sites for direct customer connections.

Our fixed-line business in Pakistan includes internet and value added services (“VAS”) over a wide range of access media, covering major cities of Pakistan. In Armenia, our fixed-line business offers a wide range of services, including PSTN-fixed and IP telephony, internet, data transmission and network access, domestic and international voice termination and TCP/IP international transit, over our national networks. In addition, for international mobile operators, we provide voice call termination to our network in Georgia.

We do not offer fixed-line services in Algeria, Bangladesh, Kyrgyzstan, Tajikistan or Laos.

Fixed-Line Service Description	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Kazakhstan	Uzbekistan	Other Countries		Italy

Business and Corporate Services, providing a wide range of telecommunications and information technology and data center services to companies and high-end residential buildings	Yes	No	Yes	No	No	Yes	Yes	Yes	(1)	Yes

Carrier and Operator Services, which provide consolidated management of our relationship with other carriers and operators. The two main areas of focus in this line of business are:	Yes	No	Yes	No	No	No	No	No		Yes

•    generating revenue by providing a specific range of telecommunications services to other mobile and fixed-line operators and ISPs in Russia and worldwide; and

•    optimizing costs and ensuring the quality of our long distance voice, internet and data services to and from customers of other telecommunications operators and service providers worldwide by means of interconnection agreements

Consumer Internet Services, which provide fixed-line telephony, internet access and home phone services (on a VoIP and copper wire basis)	Yes	No	Yes	No	No	Yes	Yes	Yes	(1)	Yes

Consumer Voice Offerings	Yes	No	No	No	No	Yes	Yes	Yes	(1)	Yes

Corporate Voice Offerings, which provide fixed-line voice services, data services, VAS and connectivity services to corporate customers, including large corporate customers, small and medium enterprises (or “SMEs”) and small office/home offices (or “SOHOs”)	Yes	No	Yes	No	Yes	Yes	Yes	Yes	(1)	Yes

Internet and Data Services, which provide internet and data transmission services to both consumer and corporate customers	Yes	No	Yes	No	Yes	Yes	Yes	Yes	(1)	Yes

(1)	For a description of the fixed-line services we offer in Armenia and Georgia, see “—Description of Operations in HQ and Others—Fixed-line Business in HQ and Others.”

For a description of our operations in each of our eight reportable segments in addition to the Italy business unit, see the sections entitled “—Description of Operations of the Russia Segment,” “—Description of Operations of the Algeria Segment,” “—Description of Operations of the Pakistan Segment,” “—Description of Operations of the Bangladesh Segment,” “—Description of Operations of the Ukraine Segment,” “—Description of Operations of the Kazakhstan Segment,” “—Description of Operations of the Uzbekistan Segment,” “—Description of Operations in HQ and Others” and “—Description of Operations of the Italy Business Unit.”

Strategy

In August 2015, we announced the six strategic priority areas on which we intend to focus going forward. These comprise (i) new revenue streams, (ii) digital leadership, (iii) performance transformation, (iv) portfolio and asset optimization, (v) world class operations and (vi) structural improvements. In creating these six priority areas, we have reflected the major trends facing the telecommunications industry including cost and pricing pressures, the rapid migration to data, the need to capture and monetize new revenue streams and the requirement to be flexible and agile in an increasingly digital world. We plan to implement these strategies as set forth below.

New revenue streams: Capitalize on new revenue streams created by data growth, fixed-mobile convergence and B2B opportunities.

The move toward a data-centric world is the single biggest industry change away from the traditional voice-heavy model. We are investing in our 3G and 4G/LTE networks to provide high speed services to our customers and support the continued strong growth of mobile data traffic. Key factors for success over the next few years for any telecommunications operator will be to better manage mobile data pricing and to monetize the growth in mobile data traffic. Therefore, we strive to ensure that we offer a proactive and customer-centric transition from legacy voice pricing to data-centric pricing with bundled tariff plans, with the ambition to maintain and ultimately grow ARPU. Mobile data offerings are already becoming a significant decision factor for certain customer segments, and we expect this trend to continue.

We believe that our customers have an increasing demand for seamless mobile and fixed-line services as they switch between devices and locations. With significant broadband infrastructure currently in place in five key markets (Russia, Ukraine, Italy, Kazakhstan and Armenia), we believe that we are well-positioned to capitalize on this convergence. Having launched convergent household bundles in Italy and having achieved increased retention and revenues as a result, we plan to continue to drive fixed mobile convergence adoption in other markets, launching integrated triple play and quadruple play bundles while smartly expanding our fixed footprint.

We also believe that there is significant business to business (“B2B”) growth potential in all of our markets, particularly with respect to small and medium enterprises interested in a variety of products like mobile and fixed convergence and big data management. By tapping into underserved customer segments, extending offerings and improving service quality, we plan to turn B2B into a major growth engine, unlocking opportunities across our segments.

Digital leadership: Offer innovative services and products and provide the best “value-for-money” data product portfolio, while staying highly price-competitive, in order to help ensure that VimpelCom is the natural choice for customers in a data-centric world.

We plan to achieve a digital leadership position in our markets by aiming to transform our telecommunications model and radically digitalizing the customer journey, providing a seamless omni-channel experience to customers across their needs. Full digitalization of the customer journey will allow us to drastically simplify the service model while offering the convenience of 24/7 digital services. In order to achieve this, we have begun building a rich ecosystem of digital touchpoints and state of the art tools enabling automated and accurate customer care interactions. We are undertaking a significant digitalization of our back-end processes and systems, including new, agile business support systems and operations support systems to support this transformation. Mobile financial services are an important service we offer, as we are active in countries with underdeveloped banking systems. In addition, we are exploring options to offer television and video services in all of our markets, as we are already doing in Russia with our Internet Protocol television (“IPTV”) offerings.

From the technology perspective, we have critically revisited our entire IT landscape. A large-scale transformation project has been launched, with the objective of enabling new capabilities such as omni-channel customer service, flexible product bundling and more real-time customer engagement.

Performance transformation: Increase efficiency with a new operating model.

The objective of our performance transformation is to build a new global organizational operating model that will bring together all our operating companies and our HQ to truly operate as one group. We plan to achieve this by creating global and regional synergies for transactional services, consolidating our global expertise, and rethinking and improving the way we manage our networks and customer service. By streamlining business processes such as supply chain and procurement, and by making them truly global, we believe that we will be better placed to capture economies of scale. Our new business model is equipped with strong capabilities to drive profitability in order to function as a value creation engine for the future, which should enable us to considerably reduce our cost base. The freed-up funds will be the base for what we plan to be a major investment program, with the goal of reinventing VimpelCom as the most streamlined digital operator in the world.

Portfolio and asset optimization: Consolidate and rationalize telecommunications portfolio through in-market consolidation, monetization of tower portfolio, network sharing and disposal of non-core assets.

Today many of our markets are fragmented and may undergo a wave of consolidation. Being number one or a strong number two in a market makes a substantial difference and, to a certain extent, determines profitability. Therefore, in order to reinforce our strategic position, we intend to focus on our existing footprint, with selective in-country consolidation by acquiring either mobile and/or fixed broadband assets. To complement this strategy, we have disposed of certain non-core assets in Cambodia, Vietnam, Burundi, Canada, the Central African Republic and are in the process of selling our operation in Zimbabwe. We carefully scrutinize any investment in our legacy infrastructure that does not also support our data business, while aiming to ensure that we remain able to deliver a set of core traditional telephone services that fully meet customer expectations. We have made, and intend to make in the future, selective moves to a more asset light network model with strategic network sharing partnerships and acceleration of monetization of our tower portfolio. Our implementation of our portfolio and asset optimization in 2015 included:

Algeria transaction

In January 2015, we closed the sale by GTH of a non-controlling 51% interest in OTA, which operates under the brand name Djezzy, to the FNI (the “Algeria Transaction”). The partnership with the FNI strengthened Djezzy’s position and prospects, with greater opportunities for our operations in Algeria. The closing of the Algeria Transaction also enabled us to commence a transformation program in Djezzy. See “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Algeria Transaction and Settlement” for more information.

Italy tower sale

In March 2015, we successfully completed the sale by WIND Italy of 90% of the shares of Galata, a towers business owning 7,377 towers in Italy, for approximately US$770 million. At the same time WIND Italy entered into a Tower Services Agreement for an initial term of 15 years with Galata for the provision of a broad range of services on the contributed sites and sites subsequently built by Galata hosting WIND Italy equipment. See “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Network and Tower Sharing Agreements” for more information.

Russian network sharing

In December 2015, we signed an amendment to an agreement with MTS to share 4G/LTE radiofrequencies in 20 regions of Russia, and we entered into an agreement with MegaFon for joint planning, development and operation of 4G/LTE networks in ten regions of Russia. See “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Network and Tower Sharing Agreements” for more information.

Italy Joint Venture

In August 2015, we entered into an agreement with Hutchison, which owns indirectly 100% of Italian mobile operator 3 Italia, to form an equal joint venture holding company that will own and operate our telecommunications businesses in Italy. The joint business of WIND Italy and 3 Italia is expected to have over 31 million mobile customers and the strength and scale to drive competition in Europe’s fourth largest telecoms market. See “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Italy Joint Venture” for more information.

Pakistan Merger

In November 2015, we entered into an agreement with WTPL, the parent company and majority shareholder of Warid, and Bank Alfalah Limited to merge our telecommunications businesses in Pakistan. The combined business of PMCL and Warid is expected to have around 10,000 towers and serve over 45 million customers. See “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Pakistan Merger” for more information.

Zimbabwe disposal

In November 2015, we entered into an agreement with ZARNet (Private) Limited (“ZARNet”) to sell our indirect equity stake in Telecel Zimbabwe (Private) Limited. The transfer of ownership to ZARNet is subject to the satisfaction of customary closing conditions.

World class operations: Create a superior customer experience, optimize distribution and develop superior pricing capabilities, while continuously upgrading networks.

We are undertaking a systematic effort, involving dedicated analytics and research, to continuously optimize customer experience and drive superior pricing through integrated mobile bundles that combine traditional voice with SMS and, most importantly, data. We believe that these measures will provide value to our customers while at the same time protecting our revenue stream from cannibalization among various services, such as SMS and instant messaging. In order to optimize our distribution, we focus on what we believe to be the most efficient channels in each market. We expect these actions to reduce churn and significantly reduce our retention and commercial costs, while maintaining and strengthening our position as a market leader in Net Promoter Score (“NPS”).

In order to deliver on our goal of being a world class operator, we have focused and will continue to focus on building a solid and experienced management team. In 2015, our executive team was rebuilt, and 75% of our executives are new to the company, but not to the industry or their respective fields of expertise. Through the changes to our executive team and wider managerial changes in our group, we have laid a strong foundation to help us manage the challenges ahead. One focus of the team is to further strengthen a culture of ethical behavior with a zero tolerance approach to unethical conduct.

Structural improvements: Optimize capital structure.

Although important steps have been taken over the past two years to address our capital structure, we plan to make further structural improvements. This will remain a focal point going forward.

In 2014 and 2015, we refinanced a total of US$26 billion in debt, reducing our cost of debt to 6.3% in 2015 (from 8.2% in 2014) and substantially extending our debt maturity schedule. Also in 2014, we secured a revolving credit facility with our relationship banks for US$1.8 billion, substantially improving our liquidity profile.

In addition, in 2015, we announced two major transactions that helped improve our capital structure. Firstly, following the successful closing of the Algeria Transaction, the proceeds from which were used to pay down indebtedness, we successfully completed a tender for US$1.8 billion of outstanding bonds. In addition, US$500 million was repaid under our revolving credit facility and RUB bonds were also bought back at a time when interest rates reached 20% and above. Secondly, through the three successive refinancings of the WIND Italy debt in 2014 and 2015, a more sustainable capital structure was created. Upon the completion of the Joint Venture, we expect to reduce our net debt to EBITDA ratio substantially.

Competitive Strengths

We believe that the following competitive strengths will enable us to retain our customer base, capitalize on growth opportunities in the markets in which we operate and maintain and expand our current market share positions.

Diversified Operations and Cash Flows

Our business is diversified across geographies, with operations in 14 countries as of December 31, 2015. Our geographic diversity helps insulate us from concentrated risks associated with potential economic or political instability in a particular country or region. This diversification also allows us to benefit from diversified cash flows across our businesses, creating a strong liquidity position. With respect to our largest markets, we are the number one mobile operator in Ukraine, Algeria, Pakistan and Uzbekistan, the number two mobile operator in Bangladesh and Kazakhstan and the third-ranked mobile operator in Russia and Italy, each based on the number of customers as of December 31, 2015.

Attractive emerging markets portfolio with significant upside

We are one of the leading international mobile operators with established leadership positions in emerging markets. We believe that several of these markets have significant upside potential stemming from low mobile voice and data penetration rates. Penetration rates in Bangladesh, Pakistan and Uzbekistan are 83%, 65% and 66%, respectively, as of December 31, 2015, below Western European levels.

Further, in certain of these markets, the proliferation of affordable smartphones and bundled mobile packages is driving growth in the uptake of mobile data and VAS. We believe our customers are using connectivity in new ways: with the expansion of access to content, applications, messaging, entertainment and social networking, and, as a result, demand for data services in these markets is growing. We believe we can leverage our market position in these countries to capitalize on increases in penetration rate and data usage. In addition, the telecommunications markets in Bangladesh, Pakistan and Eurasia have a large potential for customer base growth and revenue growth from relatively low penetration rates particularly with respect to SMEs. In these markets, we seek to leverage our knowledge and experience across our emerging markets footprint and in our more mature markets to capture this growth.

Solid financial profile with proven access to multiple funding sources

Historically, we have significantly grown our business while seeking to impose strict financial discipline in order to develop a solid capital structure and maintain strategic leverage and strong liquidity positions. Through the completion of financing activities of approximately US$21 billion in 2014 and approximately US$5 billion in 2015, we have substantially improved our debt maturity profile and liquidity position and significantly lowered our annual interest costs.

We have established a long-standing network of relationships with a large number of local and international financial institutions that have to date consistently provided us with the short- and long-term resources required to finance our operations, and grant us the liquidity to fund our working capital needs. We also have a strong track record in the public debt markets as in the past we have raised significant amounts of capital through bond issuances by our subsidiaries. Moreover, we are supported by a strong equity value cushion from our underlying group portfolio, with a total VimpelCom Group market cap of US$5.8 billion as of December 31, 2015. As a listed company, we also have access to the public equity markets as an additional source of funding and liquidity. We believe that our financial discipline, solid debt and cash positions and balanced mix of funding sources will enable us to continue to execute our business plan and support our group.

Recognized local brand names

We market our mobile services under local brand names in each of our markets. We benefit from a high level of brand awareness due to our local market leading positions. Our “Beeline” brand name is very well-established in a number of countries, including Russia (where we introduced the brand in 1993), Kazakhstan, Uzbekistan, Armenia, Tajikistan, Georgia, Laos and Kyrgyzstan. In Ukraine, we market our mobile services primarily under the “Kyivstar” brand. This high level of brand awareness enables us to up-sell and cross-sell our products and introduce new services that require a strong level of trust from consumers, such as MFS. We also have powerful brands for our operations in Africa and Asia, including “Djezzy,” “Mobilink” and “banglalink”. In Italy, the “WIND” brand is well-established and enjoys high recognition. We believe that we have maintained the strength of these brands by offering innovative new products and services to provide our customers with faster access and easier usage and through our continuing commitment to providing high-quality customer service.

Broad distribution network

We have large sales and distribution networks for mobile and fixed-line services in the markets where we operate, which serve to enhance our brand visibility, maintain customer contact and expand the services we provide to our customers. These networks are used for both sales and customer care, allowing high standards of customer service. Our network consists of our own branded shops, franchise network, simple retail agreements with local retail competitors and networks of strategic retail partners. An efficient mix of these channels helps us to maintain our competitive market positions across all of our markets.

Consistent leader in customer experience

We provide specialized customer service to our different customer segments. We believe that our ability to provide specialized customer service has helped us maintain a high level of customer satisfaction with our products and services and stabilize churn in a majority of our markets. We also believe that we have provided particularly high levels of customer service to our corporate customers. By optimizing the customer experience and driving superior pricing through integrated mobile bundles that combine traditional voice with SMS and, most importantly, data, as of December 31, 2015, we have achieved the highest customer experience scores among peers in Bangladesh, Kyrgyzstan, Ukraine, Uzbekistan, Armenia and Algeria in terms of NPS, a market tool used to measure customer loyalty.

Optimized pricing structure supporting strong margins

Acknowledging differences in competitive situations and consumer behavior across markets, we undertake a systematic effort, involving dedicated analytics and research, to develop optimal pricing structures. We believe that this approach to pricing enables us to extract value from all of our market segments and allows us to offer different tariffs and solutions to all market segments and types of companies, including special tariff options and mobile bundles for voice, messaging and data services. We believe that such pricing supports strong Adjusted EBITDA margins compared to our global peers.

Experienced management team

Our management teams across our group have extensive experience operating in the telecommunications industry. These seasoned management teams have been successful in developing a portfolio of mobile network operations in competitive and rapidly evolving emerging markets, as well as in developed, mature markets. We also ensure that we have seasoned and experienced management teams for each of our operations. We believe that our management teams put us in a strong position to successfully implement our business strategy worldwide.

Description of Operations of the Russia Segment

Mobile Business in Russia

Description of Mobile Services in Russia

In Russia, we primarily offer mobile telecommunications services to our customers under two types of payment plans: postpaid plans and prepaid plans. As of December 31, 2015, approximately 9.3% of our customers in Russia were on postpaid plans and approximately 90.7% of our customers in Russia were on prepaid plans.

The tables below present the mobile telecommunications services we offer in Russia.

Mobile Voice Services	Description
Voice Services(1)

Includes airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad.

Included in voice services is our “Possibilities with zero,” which allows our prepaid customers to stay connected even in the event that they have a zero account balance. This service includes “Receiving Party Pays,” “Call Me Back” and “Fill Up My Balance,” and allows us to increase voice traffic and revenue without causing average price per minute to decrease. In 2015, we have optimized our portfolio of voice tariff options and simplified roaming pricing.

Mobile Voice Services	Description
Roaming(2)

In Russia, as of December 31, 2015, we had active roaming agreements with 588 GSM networks in 214 countries, respectively, in Europe, Asia, North America, South America, Australia and Africa. Additionally, we provided GPRS roaming with 466 networks, in 178 countries, and LTE roaming with 78 networks in 63 countries.

PJSC VimpelCom offers a customized application for mobile network enhanced logic (“CAMEL”), an intranetwork prepaid roaming service, which allows prepaid customers to automatically receive access to roaming services provided they have a positive account balance. The CAMEL service allows us to implement real time cost control, provide more dynamic service to our clients and reduce the number of non-paying customers caused by roaming. As of December 31, 2015, we provided our Russian customers with CAMEL roaming through 278 operators in 133 countries.

(1)	For a description of MTR and MNP regulations, please refer to the section of this Annual Report on Form 20-F entitled “Exhibit 99.2—Regulation of Telecommunications.”
(2)	Roaming agreements generally state that the host operator bills VimpelCom, which VimpelCom pays, and then VimpelCom subsequently bills customers the roaming services on the customer’s monthly bill.

Mobile VAS	Description
Basic VAS Package	Caller-ID; voicemail; call forwarding; conference calling; call blocking and call waiting

Messaging Services	SMS; MMS; voice messaging and SMS services (including information services such as news, weather, entertainment chats and friend finder)

Content/infotainment services	Voice services (including referral services); content downloadable to telephone (including music, pictures, games and video); and customized ringtones (RBT)

Mobile financial services	Mobile payment; banking card; trusted payment; banks notification and mobile insurance

Wireless Internet Access	Description
Access

Access is offered through GPRS/EDGE, 3G/HSPA and 4G/LTE.

3G internet services were commercially launched in September 2008 in Russia, and were available in every region of Russia as of December 31, 2013. We launched 4G/LTE in Moscow in May 2013 and have accelerated roll out to 55 regions as of December 31, 2015.

Access is offered through USB modems in every region of Russia. We offer special wireless “plug and play” USB modems, which provide our customers with a convenient tool for internet access.

Mobile Data Plans	Tiered data-plans provide smartphone customers with data, voice and SMS packages. In 2014, we launched a new simplified tariff portfolio with competitive prices in combination with transparent services. In addition, we launched Shared Data Service in 2014 and Shared Everything Bundle Service in 2015, offering options for multiple SIM cards for one account and making it convenient for customers to manage their account across multiple devices. Bundled tariff plan penetration was at 34.4 % as of December 31, 2015.

Media and Content Delivery Channels

RBT, Chameleon (service based on Cell Broadcast technology providing free information content such as news, weather and sports)

Dating services and location-based services (such as the ability to locate customers or nearby facilities)

Wireless Internet Access	Description

Information and content services (such as weather forecasts or horoscopes)

Mobile television and video streaming

Google Play Carrier Billing (offering certain Google products and payment through a customer’s mobile account)

Apple Carrier Billing (offering App Store, iTunes and Apple products and payment through a customer’s mobile account)

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

Other Data Services	Description
M2M	Machine-to-machine, or “M2M,” allows both wireless and wired systems to communicate with other devices of the same technology and includes technologies that allow data transmission between remote equipment. M2M technologies are used in areas such as consumer electronics, banking, metering and security.

Mobile virtual private network (“VPN”)	We offer our corporate clients secure remote access to corporate information, databases and corporate applications. Remote access is available from different mobile devices, including USB modems, tablets and smartphones.

Geo-positioning services	Beeline Business provides geo-positioning and compass service for fleet and assets management via GPS / GLONASS with special devices (trackers) or with smartphones and tablets. We intend to continue developing these services for more accurate geo-positioning and big data information and to create tasks and task management for end-users via mobile apps.

Corporate SMS services	We provide direct connection to SMS centers for large companies and aggregators. We continued with the project of reducing spam SMS messages received by our customers in 2015 and made significant progress, as the average number of spam SMS per month is below one, as of December 31, 2015.

Other Data Services	Description
Fixed Mobile Convergence	Beeline Business offers fixed-mobile convergence services to corporate clients providing use of their mobile phone as an extension of their private branch exchange, or “PBX”. We provide these services in 76 cities in Russia.

Mobile Cloud Solutions	We are also continuing to develop our cloud product portfolio and there are several cloud solutions (such as MSO 365, Megaplan and 1C Counting) that we launched in 2015.

Mobile voice network operator (“MVNO”) services. In March 2016, we announced an agreement with SIM TELECOM to launch Russia’s first expatriate MVNO customer solution. Since 2014, SIM TELECOM has sold our tariff plans for non-residents of Russia and migrant workers under the SIM SIM brand. As part of the agreement, we acquired a 50.3% controlling interest in SIM TELECOM. We expect SIM SIM to become an MVNO within our network in Russia by the end of March 2016 and to launch new tariff plans and services (including translation, transportation and legal assistance services) for expatriates in Russia.

Interconnect. We have several interconnection agreements with mobile and fixed-line operators in Russia under which we provide traffic termination services. These services represent termination of incoming voice and data traffic from networks of our competitors when their customers call or send data to our customers.

Sales of Equipment and Accessories. As of December 31, 2015, the number of owned retail mono-brand stores was 1,455 compared to 1,188 owned retail mono-brand stores as of December 31, 2014, and as of December 31, 2015, the number of owned modules was 42 compared to 56 owned modules as of December 31, 2014. As of December 31, 2015, we had 118 “Know How” stores, a format developed with ION in the form of a joint venture, and 34 “Know How” stores as a new format of multibrand stores with regional dealers.

In order to promote Beeline’s retail chain and increase mobile data devices penetration in 2015, Beeline began purchasing wholesale equipment (phones and accessories) to sell to dealers for further realization, launched eight platinum programs, broadened the range of brand devices to 6 to 8 SKUs and became the first operator in Russia to introduce a smartphone with Voice over LTE (“VoLTE”).

Specialized customer care. Beeline continued to improve customer service to improve NPS in 2015. Its successful mobile self-service application for iOS, Android and WindowsPhone, which allows customers to manage all charged Beeline services, has been downloaded more than 14 million times as of December 31, 2015. Other examples of customer care include filtering spam SMS messages, free anti-virus protection and the introduction of shared everything bundle services, offering the option of multiple SIM cards for one account, making it convenient for customers to manage their account across multiple devices. Also, we introduced an initiative to increase transparency of content subscription costs and ban undesired subscriptions for our customers. These measures taken to reject unrequested services from content providers impacted our mobile service revenue negatively during 2014, but improved the NPS score. NPS has improved partly as a result of the improved customer care, and Beeline surpassed a large competitor in 2015 and narrowed the gap to the leader in NPS in Russia.

Mobile Telecommunications Licenses in Russia

GSM Licenses

We hold super-regional GSM licenses (GSM 900, GSM 1800 and GSM 900-1800 standards) for the following seven out of eight super-regions in Russia: Moscow, Central and Central Black Earth, North Caucasus, North-West, Siberia, Ural and Volga. These licenses will expire between September 2017 and April 2018, and we plan to file applications for renewal of all our licenses prior to their expiration.

We do not currently hold a GSM super-regional license for the Far East super-region of Russia, but we hold GSM licenses in a number of regions of the Far East super-region. These licenses expire on various dates between 2016 and 2021, and we plan to file applications for renewal of all of our licenses prior to their expiration.

In addition to the seven super-regional GSM licenses, we hold a GSM license for the Orenburg region, and in total, our GSM licenses cover approximately 97% of Russia’s population.

3G Licenses

PJSC VimpelCom holds one of three 3G licenses in Russia. The license expires on May 21, 2017 and we plan to apply for renewal of this license prior to its expiration.

4G/LTE License

In July 2012, PJSC VimpelCom was awarded a mobile license, a data transmission license, a voice transmission license and a telematic license for the provision of 4G/LTE services in Russia. These licenses allow PJSC VimpelCom to provide services using radio-electronic devices in Russia via networks that use 4G/LTE standard equipment within any of the following frequency bands: 735-742.5/776-783.5 MHz; 813.5-821/854.5-862 MHz; and 2550-2560/2670-2680 MHz. Certain channels allocated to us in accordance with the licenses have restrictions on their use. To remove restrictions we have to perform certain organizational technical measures including, among others, radio frequency bands releasing spectrum conversion, refarming and reallocation between operators. The roll out of the 4G/LTE network is using a phased approach based on a pre-defined schedule pursuant to the requirements of the license. Under the phased approach, PJSC VimpelCom launched 4G/LTE services as of June 1, 2013. PJSC VimpelCom was required to extend services to six regions in Russia by December 1, 2013, which condition was met. PJSC VimpelCom is then required to extend services to a specified number of additional regions in each year until December 1, 2019 when services must cover all of Russia. In addition, PJSC VimpelCom is required to comply with the following conditions among others under the terms of the license: (i) invest at least RUB15 billion in each calendar year in the construction of its federal 4G/LTE network until the network is completed, which must occur before December 1, 2019; (ii) provide certain data transmission services to all secondary and higher educational institutions in specified areas; and (iii) provide interconnection capability to telecommunications operators that provide mobile services using virtual networks in any five regions in Russia not later than July 25, 2016.

See also “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law, regulations or license terms” and “—Our licenses are granted for specified periods and they may not be extended or replaced upon expiration,” and “Item 3—Key Information—D. Risk Factors—Risks Related to the Industry—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially harm our business.”

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

According to Analysys Mason Research, as of December 31, 2015, there were approximately 249.8 million customers in Russia, representing a penetration rate of approximately 175.8%.

The Russian mobile telecommunications market is highly competitive. Analysys Mason Research estimates that the top three mobile operators, MTS, MegaFon and PJSC VimpelCom, collectively held approximately 85.2% of the mobile market in Russia as of December 31, 2015. As a result of competition, mobile providers are utilizing new marketing efforts, including price promotions, to retain existing customers and attract new ones. Competition for customers in Russia is intense as a result of greater market penetration, consolidation in the industry, the growth of current operators and new technologies, products and services.

We compete with at least one other mobile operator in each of our license areas, and in many license areas we compete with two or more mobile operators. Competition is based primarily on local pricing plans, network coverage, quality of service, the level of customer service provided, brand identity and the range of value added and other customer services offered.

The following table shows our and our primary mobile competitors’ respective customer numbers in Russia as of December 31, 2015:

Operator	Customers (in millions)
MTS	78.4
MegaFon	74.5
VimpelCom	59.8
Tele2	35.2

Source: Analysys Mason Research for all companies except PJSC VimpelCom.

MTS. One of our primary competitors in Russia is MTS. According to Analysys Mason Research, as of December 31, 2015, MTS had approximately 78.4 million customers in Russia, representing a market share of 31.4%. It has a greater share of the high-value customer market and more frequency allocations than we do, which provides MTS with a potential advantage in the quality of its GSM, 3G and HSPA services. MTS holds a 4G/LTE FDD license identical to ours, which it received in July 2012. In addition, MTS holds a 4G/LTE TDD license for the Moscow region, which provides MTS with a potential advantage in quality of its 4G/LTE services in that region. MTS is leading in the number of retail stores, which is an important competitive advantage but requires significant expenses for rent of outlets and personnel costs.

MegaFon. In addition to MTS, our other primary competitor is MegaFon, the second largest mobile operator in Russia in terms of the number of mobile customers. During 2012, Altimo sold its entire 25.1% stake in MegaFon to a private investor. According to Analysys Mason Research, as of December 31, 2015, MegaFon had approximately 74.5 million customers, representing a market share of 29.8%. MegaFon holds GSM900/1800 and 3G licenses to operate in all regions of Russia. MegaFon also holds a 4G/LTE FDD license identical to ours, which it received in July 2012. During 2013, MegaFon acquired Scartel, which had a 4G/LTE FDD license in the 2600 MHz band for all regions of Russia. In addition, MegaFon has a 4G/LTE TDD license for the Moscow region, which provides MegaFon with a potential advantage in quality of its 4G/LTE services in that region.

Tele2 (T2 RTK Holding LLC). In August 2014, Rostelecom and Tele2 Russia completed the merger of their mobile businesses to form a new national mobile operator in Russia to be operated as a joint venture under the Tele2 brand name. According to Analysys Mason Research, as of December 31, 2015, Tele2 had approximately 35.2 million customers, representing a market share of 14.1%. Tele2 is present in 64 regions of the country and owns licenses and spectrum in GSM900/1800, 3G, and 4G/LTE FDD technology identical to ours. Tele2 also has spectrum in the 450 MHz band, used for CDMA services, and spectrum in the 2300-2400 4G/LTE TDD band, in 39 regions of Russia. In October 2015, Tele2 launched its 3G and 4G/LTE services, which cover 90% and 75% of the population of the city and region of Moscow, respectively, with approximately 5,000 3G and 2,000 4G/LTE base stations.

Other Competitors in Russia. In addition to MTS, MegaFon and Tele2, we compete with a number of local, regional 2G and 4G/LTE telecommunications companies.

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

Customer Loyalty Programs

We recognize the need to continuously build and increase the loyalty of our customers. In Russia, our loyalty programs are designed to retain our existing customers, thereby reducing churn, and increasing business to consumer (“B2C”) customer spending.

During 2015, we continued to develop our national loyalty program “Happy Time” to increase its value and attractiveness to all prepaid B2C customers. As of December 31, 2015, we had about 5 million participants. The program was nominated and awarded as the best loyalty program in the telecoms industry at the 2015 National Competition Loyalty Awards in Russia. Bonuses can be used for partner services or applied to our monthly fees.

We also continued to encourage our high-value customers by providing unique benefits and discounts from Beeline and its partners. We launched our email campaign with different attractive partner offers, which had a high demand among premium clients. As of December 31, 2015, we had about 2 million customers with premium status. Our financial product, Beeline card (based on MasterCard), was nominated and awarded as the best loyalty card by Trade Mark. As of December 31, 2015, we had more than 500,000 customers using a Beeline card. Each month we have a partner of the month with exclusive benefits for the participants. We also launched a new project involving personalized birthday congratulations videos.

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

We provide International Long Distance (“ILD”) and Domestic Long Distance (“DLD”) services primarily through our FTN, proprietary and leased capacity between major Russian cities and through interconnection with zonal networks and incumbent networks. We also offer very small aperture terminal satellite services to customers located in remote areas.

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

We offer an IP VPN service based on multiprotocol label switching (“MPLS”), which is one of the most popular data services on the corporate market. Within VPN service we also provide the ability to connect remote offices to a corporate IP VPN network via wireless GPRS/EDGE/3G networks with quality of service (“QoS”). We are currently planning to use 4G/LTE wireless network in the near future. We also offer customers the ability to enter into service level agreements, which ensure the quality of our service.

Fixed-Line Services	Description

Leased Channels	We provide corporate clients with the ability to rent leased channels with different high speed capacities, which are dedicated lines of data transmission.

Intellectual and VAS	Our company offers an increasing range of VAS, including toll free (800) numbers, virtual PSTN number, session initiation protocol (“SIP”) connection, data center services, such as co-location, web hosting, audio conference, domain registration and corporate mail services. We also offer access to a variety of financial information services, including access to Society for Worldwide Interbank Financial Telecommunication (S.W.I.F.T.) and all Russian stock exchanges.

Fixed Corporate and Cloud Services

We offer our corporate customers IPTV services, certain Microsoft Office packages (including SaaS), web-videoconferencing services (based on Cisco WebEx and TelePresence technologies) and sale, rental and technical support for telecommunications equipment. Our company is the first telecommunications operator in Russia authorized by Microsoft to resell cloud service MS Office 365.

In 2014, we launched a portal for cloud services on www.beeline.ru, which we intend to extend with other cloud services of third parties and existing Beeline products.

Managed Services

We offer our corporate clients packages of integrated services that include fixed-line telephony and internet access, along with additional services such as virtual PBX and security services, such as firewall, distributed denial of service protection and local area network. These products allow customers to access their systems from various locations.

We offer and deploy managed WiFi networks (indoor and outdoor) on client sites (offices, restaurants, shops, etc.) based on IEEE 802.11b/g/n/ac wireless technology. We offer VAS such as SSID customization, first page customization, filtering, forwarding to the predefined page, advertisement allocation, statistic offering, limitation of time and data level.

Equipment Sales	We offer equipment manufactured by Cisco Systems, Alcatel-Lucent, Avaya, Panasonic, Huawei and other manufacturers. As part of our turnkey approach, we also offer custom solutions and services for the life cycle of the equipment, including its design, configuration, installation, consulting and maintenance.

Mobile VPN	We offer our corporate clients secure remote access to corporate information, databases and corporate applications. Remote access is available from different mobile devices, including USB modems, tablets and smartphones.

IP Addresses	We provide to our corporate customers IP address services, which help to identify devices connected to mobile internet or a corporate network.

Wholesale Operations in Russia

Our carrier and operator services division in Russia provides a range of carrier and operator services, including voice, internet and data transmission over our own networks and roaming services.

Voice Services. For international operators, including traditional incumbents, mobile and VoIP operators, we provide call termination to fixed-line and mobile destinations in Russia, Ukraine, Kazakhstan, Uzbekistan and Baltic states. For operators in Ukraine, Kazakhstan, Uzbekistan, we provide call termination to Russian and international fixed-line and mobile destinations. For Russian operators, we provide international, domestic, zonal and local voice call transmission services.

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

We have interconnection agreements with international global data network operators who provide a one-stop shop concept for worldwide data network services for multinational companies. Under these interconnection agreements, we provide MPLS-based IP VPN, local, domestic and international private lines, equipment and equipment maintenance in Russia.

We also provide high-speed domestic and international channels to international and Russian operators to sell excess backbone network capacity.

Roaming

We manage relations with roaming partners in order to provide mobile services to subscribers of international operators in Russia, as well as to our subscribers abroad. We implement a full range of services, including voice, SMS, data and LTE.

Residential and FTTB Operations in Russia

Fixed-line Broadband Internet Access. In Russia, we offer fixed-line broadband internet access. One of our strategic goals is to develop broadband services based on the most up-to-date engineering solutions.

FTTB IPTV. Currently the Beeline IPTV product is run in seven out of eight super-regions of Russia. We provide IPTV services in 118 cities in 34 regions of Russia, and as of December 31, 2015, we had more than 1.0 million IPTV customers.

Wireless Broadband Internet Access. As of December 31, 2015, we installed more than 10,500 WiFi access nodes in Moscow. Our partners in providing WiFi services are, amongst others, Domodedovo and Sheremetyevo Airports, Department of Information Technology, McDonalds, Starbucks, Coffee-House, MEGA, IKEA, METRO, Afimoll trade center, Auchan and Burger King.

Licenses for Fixed-line Business in Russia

We have fixed-line, data and long distance licenses which are important to our fixed business in Russia, including licenses in respect of Local Communications Services (excluding local communications services using payphones and multiple access facilities), Local Communications Services using multiple access facilities, Leased Communications Circuits Services, Voice Communications Services in Data Transmission Networks, Telematic Services, Intra-zonal Communications Services, Data Transmission Services and Communications Services for the Purposes of Cable Broadcasting in the main cities of Moscow, St. Petersburg, Ekaterinburg, Nizhny Novgorod, Khabarovsk, Novosibirsk, Rostov-on-Don and Krasnodar. These licenses will expire between April 26, 2016 and February 16, 2021. In addition, we have an International and National Communications Services license for the entire Russian Federation which will expire on December 13, 2019.

The following licenses expire in 2016:

•	Local Communications Services license (excluding local communications services using payphones and multiple access facilities) in Moscow (August 30, 2016);

•	Local Communications Services using multiple access facilities in Krasnodar (April 28, 2016), Moscow (September 21, 2016) and St. Petersburg (September 21, 2016);

•	Leased Communications Circuits Services in Moscow (November 9, 2016), in Moscow (July 5, 2016), St. Petersburg (July 5, 2016), St. Petersburg (October 4, 2016), Nizhny Novgorod (July 5, 2016), Khabarovsk (July 5, 2016), Novosibirsk (July 5, 2016), Rostov-on-Don (July 5, 2016) and Krasnodar (July 5, 2016);

•	Telematic Services in Moscow (April 26, 2016) and Krasnodar (November 17, 2016);

•	Intra-zonal Communications Services in Moscow (October 24, 2016) and St. Petersburg (October 24, 2016); and

•	Data Transmission Services licenses in Moscow (April 26, 2016).

We have filed, or will file, applications for renewal for all of our licenses that expire in 2016.

Competition—Fixed-Line Business in Russia

Business Operations

Our fixed-line telecommunications business marketed as “Beeline Business” competes principally on the basis of convergent services and bundles, installation time, network quality, geographical network reach, customer service, range of services offered and price. We face significant competition from other service providers, including:

•	Rostelecom, the state-controlled telecommunications company, for services in St. Petersburg and all regional cities in Russia;

•	MTS, for services to corporate customers and the SME market;

•	TransTelecom, owned by Russian Railways, for corporate data network services across Russia;

•	Orange Business, for corporate data network services, convergent mobile and fixed-line services; and

•	MegaFon, which provides convergent mobile and fixed-line services.

Wholesale Operations

For voice services, our main competitors are the long distance carriers Rostelecom, TransTelecom and OJSC “Multiregional TransitTelecom.” For IP transit and capacity services, our main competitors are Rostelecom, TransTelecom and MegaFon. In wholesale data networking, we also compete with Orange.

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

While price competition remains a factor, especially for voice and internet access services, many corporate data networking customers place more value on network coverage, reliability and the ability to design, install and maintain LANs and WANs. These customers often require integrated solutions, including connections to offices located in different cities. To meet these requests, we currently offer a range of services aimed at providing installation and maintenance of customers’ equipment and local networks in Moscow and other regions. We currently provide high priority network support for a number of key clients, and we are actively working on new products, which we believe will allow us to provide a range of managed services.

Residential and FTTB Operations

Fixed-line Broadband Internet Access. We offer a wide range of FTTB services tariffs targeted at different customer segments.

FTTB IPTV. TV service is provided on a monthly fee basis. Set-top boxes (“STBs”) can be rented or bought by customers. As a VAS for TV, we have launched Video on Demand, with a library of more than 3,000 items and the option to view the recording of popular TV programs. In Moscow, we have launched Timeshift, an option allowing the rewind of live channels without recording on STBs. Most IPTV sales are carried out in bundles with home internet and WiFi routers for 1 Russian ruble. Customers are able to rent or buy additional STBs to watch their TV channel pack on another TV set or WiFi bridges, which helps to eliminate extra physical wires.

xDSL Services. For xDSL services, we offer an unlimited tariff plan, and tariff plans that depend on connection speed.

Wireless Broadband Internet Access. We offer WiFi tariff plans that include unlimited usage plans and plans that charge by usage. We also offer special prices for mobile and FTTB users.

Pay TV (cable TV) Services. We offer two tariff plans: “Social” for customers who need basic TV channels, which includes 10-12 TV channels, and “Commercial,” which includes 45-55 TV channels. As of December 31, 2015, we had more than 56,000 cable TV customers.

Description of Operations of the Algeria Segment

Mobile Business in Algeria

Description of Mobile Services in Algeria

The mobile industry in Algeria has grown rapidly over the past ten years as a result of increased demand by individuals and newly-created private businesses. Demand for mobile services is largely due to the expansion of the Algerian economy. Innovative services and declining tariffs have made mobile services more appealing to the mass-market customer segment, while advertising, marketing and distribution activities, as well as improved service quality and coverage, have led to increased public awareness of, and access to, the mobile telecommunications market.

Approximately 99% of the population of Algeria has access to mobile coverage. According to Analysis Mason Research, there were approximately 46.8 million subscriptions in Algeria as of December 31, 2015, representing a mobile penetration rate of approximately 116.1%.

In Algeria, we generally offer our customers mobile telecommunications services under prepaid and postpaid plans. As of December 31, 2015, prepaid, postpaid and hybrid (a monthly fee with recharge possibility) customers represented approximately 92.6%, 4.3% and 3.1%, respectively, of our customers in Algeria.

Call Completion Services and VAS

In Algeria, we provide our customers with voice services that include airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad.

VAS	Description
Basic VAS	Caller-ID, call forwarding, conference calling, call blocking, and call waiting

Messaging Services	SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail), and mobile instant messaging

Content/chat/infotainment services	Sports related services, religious content, taxi applications and e-learning for customers

Data access services	On GPRS and EDGE, and 3G

RBT	Customized ring back tones

Roaming

In Algeria, we have active roaming agreements covering a number of countries in Europe, Asia, North America, South America, Australia and Africa. Our roaming arrangements generally cover all major roaming destinations, and, as of December 31, 2015, included active roaming agreements with 432 GSM networks in 157 countries, GPRS roaming with 230 networks in 93 countries and

CAMEL roaming through 152 operators in 81 countries. Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host’s network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer’s monthly bill.

Interconnect

We have several interconnection agreements with mobile and fixed-line operators in Algeria under which we provide traffic termination services. These services represent termination of incoming voice and data traffic from a network of our competitors when their customers call or send data to our customers. During 2015, the ARPT approved new interconnection rates for mobile operators, which was a favorable change for our business. The MTR for OTA increased from DZD 0.96 to DZD 1.1 and the MTRs for the other operators decreased from DZD 2.2 to DZD 1.8 to 1.9 for the other operators (see “—Competition—Mobile Business in Algeria” below). The new rates partially reduced the asymmetry among the operators, however the rate for OTA is still significantly lower than for our competitors (see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business”).

Sales of Equipment and Accessories

Handset offerings. In order to stimulate mobile phones, and, in particular, smartphone penetration, we offer our customers a broad selection of handsets and internet devices, which we source from a number of suppliers.

USB Modems. In Algeria, we generally offer wireless internet access through GPRS/EDGE and 3G networks using special “plug and play” USB modems. In addition to providing internet access, USB modems generally provide other functions such as balance top-up, tariff changing and easy management of other services in the USB modem interface.

Website. In the first half of 2015, we underwent a commercial revamp of our product and image, with an increased focus on Facebook, Twitter and YouTube. Our new website is designed to have a more responsive layout and includes a new mobile version.

Mobile Telecommunications Licenses in Algeria

OTA was awarded a 2G license for a term of 15 years in 2001. The license expires in 2016 but may be renewed for two subsequent five-year terms at no additional cost. OTA has submitted the necessary applications for renewal and does not anticipate any material obstacles to renewal. In addition, OTA was awarded a 15-year license to operate a 3G telecommunications network in 2013 for an aggregate fee of US$38 million (based on then current exchange rates), which was paid in full in 2013. OTA acquired a very small aperture terminal (“VSAT”) data-voice license in 2003 and renewed the license in 2014 for an additional period of five years at no additional cost.

Under the terms of its 2G and 3G mobile licenses, OTA is required to pay annual frequency fees to the Algerian government and contributions for the universal service fund, numbering plan and research in an amount equal to 3.5% of “operator turnover” (which is equal to revenue less interconnection costs). For its 3G license, OTA is also required to pay an annual revenue sharing fee of 1% based on 3G operator turnover.

In January 2016, the regulator in Algeria launched a tender for awarding 4G licenses to the three mobile operators in Algeria. Bidding will be conducted in early April with the winners of the tender expected to be announced in May 2016. The commercial launch of 4G services in Algeria is expected in the second half of 2016.

OTA’s total license fees (spectrum charges plus revenue sharing) in Algeria were US$77.0 million, US$85.4 million and US$64.3 million for the years ended December 31, 2013, 2014 and 2015, respectively, of which US$19.6 million, US$30.9 million and US$29.2 million related to spectrum charges, and US$57.4 million, US$54.5 million and US$35.1 million related to revenue sharing, respectively, over the same periods.

Competition—Mobile Business in Algeria

In Algeria, there are three mobile operators: OTA; Mobilis, a subsidiary of Algeria’s incumbent operator, Algérie Télécom; and Ooredoo. Algérie Télécom launched its Mobilis GSM network in April 1998 and was the only operator until the second GSM license was awarded to OTA in July 2001. OTA launched under the Djezzy brand in February 2002. Wataniya Telecom Algeria (renamed Ooredoo) was awarded the third GSM license in December 2003. In December 2013, 3G licenses were granted to all three operators. Competition is based primarily on local and international tariff prices, network coverage, quality of service, the level of customer service provided, brand identity and the range of value added and other customer services offered.

In July 2014, OTA launched 3G services and, by the end of 2015, had expanded services to 29 provinces across the country, including Algiers and the largest provinces in terms of population. OTA’s launch of 3G services was later than its competitors, who began their 3G roll outs in December 2013.

In January 2016, the regulator in Algeria launched a tender for awarding 4G licenses to the three mobile operators in Algeria as described in “—Mobile Telecommunications Licenses in Algeria.”

Customer growth in Algeria’s mobile market is expected to slow, and attention is expected to shift to maintaining or improving the average revenue per user, supported by data revenue growth after the commercial launch of 3G networks.

The Algerian government has imposed MTRs between operators that directly impact revenue from call termination, which is one of the major services provided by all operators who provide wholesale services. For more information about MTRs, see Exhibit 99.2—Regulation of Telecommunications. OTA receives revenues from other operators for calls terminated to its customers on OTA’s network (regardless of whether OTA’s customer is actually on OTA’s network or roaming) and is required to pay interconnection fees to other operators for calls terminated to their customers. MTRs are regulated and determined each year by the ARPT upon approval of each operator’s reference interconnection offer (“RIO”). As of July 1, 2015, MTRs were as follows (price per minute): OTA, DZD 1.1; Ooredoo, DZD 1.8; and Mobilis, DZD 1.9.

Competition for customers in Algeria is intense as a result of greater market penetration and is focused on new technologies, products and services. As a result of increased competition, mobile providers are utilizing new marketing strategies, including aggressive price promotions, to retain existing customers and attract new ones.

The following table shows our and our competitors’ respective customer numbers in Algeria as of December 31, 2015:

Operator	Customers in Algeria (in millions)
Djezzy	17.7
Mobilis	16.2
Ooredoo	13.0

Source: Analysys Mason Research for all companies except Djezzy.

Marketing and Distribution—Mobile Business in Algeria

Our postpaid plans are targeted at our business customers and include “Djezzy Classic” and “Business Control.” Our postpaid plans for residential customers include “Djezzy Classic” and “Djezzy Control.” We also launched an unlimited postpaid offer, “Infinity,” which was supported by OTT partnerships with WhatsApp, Opera Mini and the 3G “Be-Djezzy” applications. Our prepaid plans for residential customers include “Djezzy Good” and “Djezzy Go.” In July 2014, we launched a number of commercial offers including Millennium 3G (a hybrid voice and data product) and data dongle promotions, as well as B2B and B2C 3G offers. New 2015 offerings included handset migration promotions and smartphone and dongle promotions with data bonuses.

We sell our mobile telecommunications services through indirect channels (distributors) and through our “Djezzy” branded shops, of which there were 2,000 (both owned and rented), including 1,102 equipped with IT material and sales application, as of December 31, 2015. Our nine exclusive national distributors cover all 48 Wilayas (provinces) of Algeria and are distributing our products through over 70,000 points of sale authorized to sell airtime and over 12,500 points of sale authorized to sell SIMs.

As of December 31, 2015, we also had a pool of more than 300 agents in call centers, which focus on customer care, including retention, troubleshooting and handling complaints. This pool of agents combines a series of insourced and outsourced agents that are directly managed by OTA management in three languages (Arabic, French and Amazigh). We provide customer support for the “Djezzy” brand through our call centers, which are open 24 hours a day and seven days a week. During 2015, OTA continued to enhance the quality of its customer service by auditing and addressing agent performance in several major cities, including Algiers, Oran, Constantine and Annaba.

Fixed-line Business in Algeria

We do not offer fixed-line services in Algeria.

Description of Operations of the Pakistan Segment

Mobile Business in Pakistan

Description of Mobile Services in Pakistan

The telecommunications sector in Pakistan has experienced significant growth over the past ten years for a variety of reasons. The introduction of several new operators to the market has increased the level of competition and resulted in an overall drop in prices making it more affordable for consumers to own mobile phones. Additionally, the continuous investment in network expansion carried on by operators has provided a higher percentage of the population of Pakistan with access to mobile services as compared to before. The availability, affordability and ease of use of handsets have also contributed to the growth of the overall mobile industry. Pakistan is mainly a 2G market; however, 3G is growing following its launch in 2014. Mobilink has launched 3G services in 300 cities, becoming the first operator to reach 7 million 3G customers.

Approximately 90% of the population of Pakistan lives in areas with mobile coverage. According to the Pakistan Telecommunication Authority (or the “PTA”), there were approximately 125.9 million subscriptions in Pakistan as of December 31, 2015, representing a mobile penetration rate of approximately 65.3%. Pakistan has an internet penetration rate of 14% as of December 31, 2015, based on subscriber figures provided by the PTA.

In Pakistan, we offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2015, approximately 1.9% of our customers in Pakistan were on postpaid plans and approximately 98.1% of our customers in Pakistan were on prepaid plans.

In addition, we offer mobile financial services to our customers in Pakistan.

Call Completion Services and VAS

In Pakistan, we provide our customers with voice services that include airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad.

VAS	Description
Basic VAS	Caller-ID, voicemail, call forwarding, conference calling, call blocking and call waiting

Messaging Services	SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail), and mobile instant messaging

Content/chat/infotainment services	Music; live audio streaming; infotainment services for religious, sports, comedy, quotes, news, weather and other content; and IVR (Interactive Voice Response) Chat

Data access services	On GPRS, EDGE and 3G

RBT	Customized ring back tones

MFS	Mobile financial services

Roaming

In Pakistan, as of December 31, 2015, we had active roaming agreements with 301 GSM networks in 148 countries, covering a number of countries in Europe, Asia, North America, South America, Australia and Africa. Additionally, we provided GPRS roaming with 198 networks in 101 countries and CAMEL roaming through 56 networks in 44 countries. Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host’s network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer’s monthly bill.

Interconnect

We have several interconnection agreements with mobile and fixed-line operators in Pakistan and in the territories of Azad Jammu and Kashmir (“AJK”) and Gilgit-Baltistan (“GB”), under which we provide traffic termination services. These services represent termination of incoming voice and data traffic from a network of our competitors when their customers call or send data to our customers.

Sales of Equipment and Accessories

Handset offerings. In order to stimulate mobile phones and smartphones penetration, we offer our customers a broad selection of handsets and internet devices, which we source from a number of suppliers.

USB Modems. We generally offer our customers wireless internet access through GPRS/EDGE and 3G networks using special “plug and play” USB modems.

Mobile Telecommunications Licenses in Pakistan

Mobilink was awarded a 15-year 2G license in 1992. In 2007, Mobilink renewed its 2G license for a further term of 15 years. As of December 31, 2015, Mobilink had a balance of US$58.2 million to be paid to the PTA for the renewal of its 2G license. Such amount is payable in yearly installments of US$14.5 million, payable in December of each year until December 2019. In addition, in 2014, following a competitive auction process, Mobilink was awarded a 15-year license to operate a nationwide 3G telecommunications network in Pakistan for an aggregate initial spectrum fee of US$300.9 million which was paid at the time Mobilink acquired the license. These 2G and 3G licenses do not entitle Mobilink to provide services in AJK and GB.

In 2006, Mobilink was awarded a 15-year license to provide mobile telecommunications services in AJK and GB, requiring payment of a US$10 million license fee, 50% of which was payable prior to the issuance of the license and the balance was payable in 10 equal annual installments of US$500,000 (payable in U.S. dollars or equivalent Pakistani rupees). Mobilink expects to make the last of these payments in 2016.

Under the terms of its 2G and 3G licenses, as well as its license for services in AJK and GB, Mobilink must pay annual fees to the PTA and make universal service fund contributions and/or research and development fund contributions, as applicable (not all of the foregoing are applicable to all licenses), in a total amount equal to 2.5% of Mobilink’s annual gross revenues (less certain allowed deductions) for such services, supplemental to spectrum administrative fees.

In addition, Mobilink and its subsidiaries have other licenses, including long distance and international (LDI), WLL, local loop licenses, licenses to provide non-voice communication services, and licenses to provide class VAS in Pakistan, AJK and GB. The licensees must also pay annual fees to the PTA and make universal service fund contributions and/or research and development fund contributions, as applicable (not all of the foregoing are applicable to all licenses), in a total amount equal to 2.5% of the licensees’ annual gross revenues (less certain allowed deductions) for such services.

Mobilink’s total license fees (annual license fees plus revenue sharing) in Pakistan (excluding the yearly installments noted above) were US$22.3 million, US$20.7 million and US$21.1 million for the years ended December 31, 2013, 2014 and 2015, respectively. Mobilink’s total spectrum administrative fee payments in Pakistan were US$0.9 million, US$1.0 million and US$1.0 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Competition—Mobile Business in Pakistan

According to the PTA, there were approximately 125.9 million customers in Pakistan as of December 31, 2015, representing a mobile penetration rate of approximately 65.3%, a decrease from 73.1% as of December 31, 2014, due to the biometric verification process of all cellular customers in 2014 and 2015. The Pakistani mobile telecommunications market has five main operators: Mobilink, Telenor Pakistan, Ufone, Warid and Zong. Telenor Pakistan is a member of Telenor Group and has been operating commercially in the market since 2005. Ufone is a member of the Etisalat Group and started operations in 2001. Warid Telecom (Private) Limited is a wholly owned company of Warid Telecom Pakistan LLC and Bank Alfalah Limited and launched its cellular services in Pakistan in May 2005. Zong is wholly owned by China Mobile. On November 26, 2015, we entered into an agreement with WTPL and Bank Alfalah to merge our telecommunications businesses in Pakistan, as described in more detail under “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Pakistan Merger.”

During 2015, the Government of Pakistan and the PTA put in place additional security measures, in particular biometric verifications for all mobile subscriptions, which required re-verification of all existing customers (see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business”). During this re-verification, a restriction on SIM sales was enforced through retail channels, and SIM cards that could not be verified had to be blocked by the operators. By May 2015, Mobilink verified approximately 87% of customers, representing 99% of revenue, thereby outperforming the market in terms of retained customer base, based on subscriber figures provided by the PTA.

The following table shows our and our competitors’ respective customer numbers in Pakistan as of December 31, 2015:

Operator	Customers in Pakistan (in millions)(1)
Mobilink	36.2
Telenor Pakistan	34.9
Zong	24.1
Ufone	19.9
Warid	10.7

Source: The Pakistan Telecommunication Authority.

(1)	The total number of customers in Pakistan decreased during 2015 as a result of the SIM re-verification process and certain disconnections as described above.

Marketing and Distribution—Mobile Business in Pakistan

In Pakistan, we offer a portfolio of tariffs and products designed to cater to the needs of specific market segments, including mass-market customers, youth customers, personal contract customers, SOHOs (with one to five employees), SMEs (with six to 50 employees) and enterprises (with more than 50 employees). We offer corporate customers several postpaid plan bundles, which include on-net minutes, variable discounts for closed user groups and follow-up minutes based on bundle commitment. As of December 31, 2015, our sales channels include eight company stores, 21 business centers, a direct sales force of 129 employees, 350 exclusive franchise stores, 546 contractual direct-selling representatives, and over 207,000 non-exclusive third party retailers. For top-up, we offer prepaid scratch cards and electronic recharge options, which are distributed through the same channels. Mobilink SIMs are sold through more than 30,000 retailers, supported by biometric verification devices.

We have focused on MFS revenue generation by incentivizing retailers with customer engagement campaigns, and as of December 31, 2015, had over 59,094 MFS agents. In addition, we own Waseela Microfinance Bank Limited, a microfinance banking institution, which provides branchless MFS in Pakistan. MFS enable customers to perform financial transactions, financial payments, balance checks and other banking transactions through a mobile device such as mobile phones. Our automated customer service helpline operates 24 hours a day and seven days a week, and we operate three call centers in Lahore, Karachi and Islamabad. In addition, we have personnel in our regional corporate customer services operations to manage our high-end customer accounts.

Fixed-line Business in Pakistan

Description of Fixed-Line Services in Pakistan

Our fixed-line business in Pakistan includes internet and VAS over a wide range of access media, covering major cities of Pakistan. We also offer domestic and international long distance services, point-to-point leased lines, dedicated internet services through our access network, VPN services, VAS, such as web hosting, email hosting and domain registration, DSL and xDSL services, WiMax services, VSAT services, Metro Fiber (which provides last mile access to the enterprise sectors in Karachi, Lahore, Rawalpindi and Islamabad), and P2P radios for connecting to our network. Our long-haul fiber optic network covers more than 6,500 kilometers and, supplemented by wired and wireless networks, over 100 cities across Pakistan.

We provide the following services for corporate and individual business customers: high-speed internet access (including fiber optic lines and xDSL), telephony, and long distance and international long distance telephony on prepaid cards; telephone communication services, based on copper wires and the modern digital fiber optic network; dedicated lines of data transmission; and dedicated line access and fixed-line mobile convergence.

Competition—Fixed-line Business in Pakistan

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

Marketing and Distribution—Fixed-line Business in Pakistan

In Pakistan, we utilize a direct sales force for corporate customers. We employ a team of regional sales managers in three different regions supported by a dedicated sales force and account managers. For consumer DSL, we use direct sales channels, indirect sales channels and telesales. Our telesales are conducted in Lahore in the Central Region with a team of telesales executives led by a sales manager. We offer WiMax services to the consumer market only in Karachi. Direct sales are supported by a dedicated sales force of business development officers. Indirect sales are supported by retail business development officers who offer services through our franchise network. Our telesales channel also offers WiMax services.

Description of Operations of the Bangladesh Segment

Mobile Business in Bangladesh

Description of Mobile Services in Bangladesh

The mobile telecommunications industry was introduced late in Bangladesh. Since the launch of GSM technology in 1997, the industry has grown rapidly. The mobile penetration rate in Bangladesh increased from 0.8% in 2002 to 83% in 2015, according to the Bangladesh Telecommunications Regulatory Commission (the “BTRC”). Increased demand for mobile telecommunications services is largely due to the expansion of the Bangladeshi economy and the corresponding increase in disposable income, declining tariffs and handset prices which have made mobile telecommunications services more affordable to the mass market customer segment, and improved service quality and coverage. Bangladesh is mainly a 2G market; however, 3G usage is growing following the launch of 3G services in October 2013. The expanding 3G network is expected to increase ARPU as the use of the internet grows, with improving data speed presenting a significant opportunity for mobile operators in Bangladesh to increase their market shares in significant urban centers.

Currently in Bangladesh, more than 99% of the population lives in areas with mobile coverage, and all 64 district headquarters have access to 3G networks. According to the BTRC, there were approximately 133.7 million customers in Bangladesh, as of December 31, 2015. Since the launch of 3G services, internet penetration has increased from 22.9% in October 2013 to 33.7% in December 2015.

The telecommunications market in Bangladesh is largely comprised of prepaid customers. As of December 31, 2015, approximately 93.6% of our customers in Bangladesh were prepaid and approximately 6.4% were on postpaid plans.

Call Completion Services and VAS

In Bangladesh, we provide our customers with voice services that include airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad.

Data access services are provided by using GPRS, EDGE and 3G technology. Customers can use data services both as pay-per-use or a pack.

VAS	Description
Basic VAS	Call forwarding, conference calling, call blocking, call waiting, caller line identification presentation, call me back and voicemail missed call alert

Messaging Services	SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail) and mobile instant messaging

VAS	Description
Content/chat/infotainment services	News alert service, sports related content, job alerts, music streaming, mobile TV, content download, devotional content and agricultural helpline

RBT	Customized ring back tones

Roaming

In Bangladesh, we have active roaming agreements covering a number of countries in Europe, Asia, North America, South America, Australia and Africa. As of December 31, 2015, Banglalink had active roaming agreements with 421 GSM networks in 160 countries and provided GPRS roaming with 312 networks in 115 countries, in addition to maritime roaming and in-flight roaming with Emirates Airlines and Malaysian Airlines. Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host’s network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer’s monthly bill.

Interconnect

We have several interconnection agreements with mobile and fixed-line operators in Bangladesh under which we provide traffic termination services. These services represent termination of incoming voice and data traffic from a network of our competitors when their customers call or send data to our customers.

Sales of Equipment and Accessories

Handset offerings. In order to stimulate mobile phones and smartphones penetration, we offer our customers a broad selection of handsets and internet-capable devices, which we source from a number of suppliers. Currently, Banglalink does not offer handset subsidies.

Mobile Telecommunications Licenses in Bangladesh

In November 1996, Banglalink was awarded a 15-year GSM license to establish, operate and maintain a digital mobile telephone network to provide 2G services throughout Bangladesh. The license was renewed in November 2011 for a further 15-year term.

Following a competitive auction process, Banglalink was awarded a 15-year license to use 5 MHz of 3G spectrum on September 19, 2013, for which it paid a total cost of BDT 8,677.4 million (inclusive of 5% VAT) (US$111.6 million equivalent), including both a license acquisition fee and a spectrum assignment fee.

Under the terms of its 2G and 3G mobile licenses, Banglalink is required to pay to the BTRC (i) an annual license fee of BDT 50.0 million (equivalent to US$0.6 million) for each mobile license; (ii) 5.5% of Banglalink’s annual audited gross revenue, as adjusted pursuant to the applicable guidelines; and (iii) 1% of its annual audited gross revenue (payable to Bangladesh’s social obligation fund), as adjusted pursuant to the applicable guidelines. The annual license fees are payable in advance of each year, and the annual revenue sharing fees are each payable on a quarterly basis and reconciled at the end of each year.

Banglalink’s total license fees (annual license fees plus revenue sharing) in Bangladesh were equivalent to US$33.8 million, US$37.1 million and US$40.6 million for the years ended December 31, 2013, 2014 and 2015, respectively.

In addition to license fees, Banglalink pays annual spectrum charges to the BTRC, calculated according to the size of Banglalink’s network, its frequencies, the number of its customers and its bandwidth. The annual spectrum charges are payable on a quarterly basis and reconciled at the end of each year. Banglalink’s annual spectrum chargers were equivalent to US$8.4 million, US$9.1 million and US$9.9 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Competition—Mobile Business in Bangladesh

The mobile telecommunications market in Bangladesh is highly competitive. The top three mobile operators, Grameenphone, Banglalink and Robi, collectively held approximately 88.1% of the mobile market in Bangladesh as of December 31, 2015, according to the BTRC. On September 9, 2015, Robi and Airtel announced a potential merger that could result in the creation of the second largest mobile telecommunications operator in Bangladesh. The operators have sought permission from the BTRC to proceed with the merger. The High Court has requested feedback on whether it should be directed to assess the market impact of the proposed merger of Robi and Airtel. This request was directed at Robi, Airtel, the BTRC and secretaries to the cabinet division, Bangladesh Competition Commission and ministries of commerce and telecommunications, and the responses to this are still pending. At the direction of the High Court, the BTRC organized a public hearing on the proposed Robi-Airtel merger on February 17, 2016.

The following table shows our and our competitors’ respective customer numbers in Bangladesh as of December 31, 2015:

Operator	Customers in Bangladesh (in millions)
Grameenphone	56.7
Banglalink	32.3
Robi	28.3
Airtel	10.7
Teletalk	4.1
Citycell	1.0

Source: The Bangladesh Telecommunications Regulatory Commission.

Marketing and Distribution—Mobile Business in Bangladesh

In Bangladesh, we offer our customers several national prepaid and postpaid tariff plans, focusing on mass, youth and B2B segments. We divide our primary target customers into five categories: high-value customers (the top 20% of our high-ARPU-generating customers); public call offices (a telephone facility in a public place providing calling card-based domestic and international telecommunications services), enterprises (for companies with 15 or more employees), SME accounts (for companies with one to 15 employees) and mass customers (mostly prepaid). We also offer business-specific VAS and special pricing based on volume and contractual commitment, which include field force tracking, fleet tracking, bulk SMS and corporate outbound dial service. We provide our large enterprise accounts with specialized customer service and enterprise relationship management. With rapid growth in the 3G network, we offer a wide range of 3G products which cater to the needs of different segments. As of December 31, 2015, Banglalink had covered more than 500 out of 517 Thanas (local administrative centers under the district level) with 3G coverage, and 11% of its customers were using 3G data service.

As of December 31, 2015, our sales and distribution channels included 12 company stores, a direct sales force of 72 enterprise sales managers and 80 zonal sales managers for mass market retail sales channels, 94 exclusive franchise stores, 53,611 retail SIM outlets, 213,116 top-up selling outlets and 1,164 Banglalink service points. Banglalink provides customer support through its call center, which is open 24 hours a day and seven days a week. The call center also includes a corporate customer service team that focuses on corporate customers and SMEs. Expansion of the call center is underway to ensure a high level of customer service as the customer base grows. Banglalink has consistently been ranked as the most recommended operator in Bangladesh in terms of NPS. Banglalink has established credit control and collection teams to improve invoice recovery rates.

Fixed-line Business in Bangladesh

We do not offer fixed-line services in Bangladesh.

Description of Operations of the Ukraine Segment

Mobile Business in Ukraine

Kyivstar 3G launch

On February 25, 2015, VimpelCom announced that Kyivstar has been awarded one of three licenses to provide nationwide 3G services in the 2100 MHz band. Kyivstar launched 3G services in Ukraine in May 2015, and, as of December 31, 2015, offered 3G services in 500 localities and had more than 7.5 million 3G customers.

Description of Mobile Services in Ukraine

Mobile Voice Services

As of December 31, 2015, approximately 9.4% of our customers in Ukraine were on postpaid plans and approximately 90.6% of our customers in Ukraine were on prepaid plans.

Call Completion and VAS

In Ukraine, we offer the same call completion and VAS as in Russia. For a description of these services, see “—Description of Operations of the Russia Segment—Mobile Business in Russia.”

Roaming

As of December 31, 2015, Kyivstar provided voice roaming on 472 networks in 198 countries, GPRS roaming on 400 networks in 164 countries and 3G roaming on 254 networks in 118 countries.

Wireless Internet Access

In Ukraine, we provide our customers with wireless internet access through GPRS/EDGE and 3G/HSPA networks. Our 3G internet services were commercially launched in May 2015 with the introduction of new retail portfolios, providing customers with data, voice and messaging bundles.

Mobile Telecommunications Licenses in Ukraine

In Ukraine, Kyivstar holds 900 MHz GSM and 1800 MHz GSM cellular licenses to provide telecommunications services throughout the territory of Ukraine. These licenses were received on October 5, 2011 for a term of 15 years each and will expire on October 5, 2026.

On February 25, 2015, VimpelCom announced that Kyivstar was awarded one of three licenses to provide nationwide 3G services in the 2100 MHz band. The results of the auction have been approved by the National Commission for the State Regulation of Communications and Information of Ukraine. The license was issued on April 1, 2015 and is valid for a period of 15 years (until April 1, 2030).

We have also obtained a range of national and regional radio frequency licenses for the use of radio frequency resources in the referred standards and in specified standards—RRL and WiMax. Our network covers approximately 98% of Ukraine’s population (except the Anti-Terrorist Operation (“ATO”) zone where Kyivstar is not able to use and control its network).

Competition—Mobile Business in Ukraine

According to Analysys Mason Research, as of December 31, 2015, there were approximately 59.1 million customers in Ukraine, representing a penetration rate of approximately 132.0%. There are currently three mobile operators with national coverage in Ukraine: Kyivstar, Mobile TeleSystems Ukraine (“MTS Ukraine”) and LLC Astelit.

The following table shows our and our primary mobile competitors’ respective customer numbers in Ukraine as of December 31, 2015:

Operator	Customers (in millions)
Kyivstar	25.4
MTS Ukraine	20.3
Astelit	10.7

Source: Analysys Mason Research for all companies except Kyivstar.

Kyivstar competes primarily with MTS Ukraine, operating under the Vodafone brand, which is 100% owned by MTS and operates a GSM900/1800 network in Ukraine. Kyivstar also competes with Astelit, as well as with Trimob, a 100% affiliate company of Ukrtelecom to provide services under a 3G license, and with other small CDMA operators.

Marketing and Distribution—Mobile Business in Ukraine

In Ukraine, we offer several prepaid and contract tariff plans, each one targeted at a different type of customer. We divide our primary target customers into two large groups: B2B (subdivided into SME customers and LE customers) and B2C (mass market) customers.

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

During 2015, Kyivstar started to sell bundled offers available when purchasing partners’ smartphones and simplified its offerings by introducing new tariff plans focused on on-net, off-net and data. In addition, Kyivstar launched a new line-up of plans for its mobile prepaid and postpaid subscribers and rebranded its corporate style (including new logo and website designs and branded products).

Customer Loyalty Programs

In Ukraine, Kyivstar has a loyalty program, “Kyivstar club,” which is available for subscribers on legacy tariffs only.

Fixed-line Business in Ukraine

Description of Fixed-line Services in Ukraine

Business Operations

In July 2015, we completed an internal reorganization, as a result of which, Golden Telecom LLC, the entity which previously owned our fixed-line network in Ukraine, was merged with and into Kyivstar.

We have constructed and own, as of December 31, 2015, a 43,240 kilometer fiber optic network, including 20,017 kilometers between cities, 14,342 kilometers inside cities, and 8,881 kilometers local FOL (Fiber Optical Line) for FTTB, which is interconnected to the local PSTN in Kyiv, to other major metropolitan areas in Ukraine and to our gateway. We provide data and internet access services in almost all metropolitan cities in Ukraine.

Our fixed-line services include corporate internet access, VPN services, data center, contact center, fixed-line telephony and a number of VAS. Internet access services include connection to the internet via ADSL, symmetrical and ethernet interfaces at speeds ranging from 256 kbps to 10 Gbps. Fixed-line voice services are available in 30 major cities of Ukraine.

Local Access Services. We provide local access services to corporate customers by connecting their premises to our fiber optic network, which interconnects to the local PSTN in 30 major Ukrainian cities (excluding cities in Crimea and the ATO zone).

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

Wholesale Operations

Our joint carrier and operator services division in Ukraine provides local, international and intercity long distance voice traffic transmission services to Ukrainian fixed-line and mobile operators on the basis of our proprietary DLD/ILD network, as well as IP transit and data transmission services through our own domestic and international fiber optic backbone and IP/MPLS data transmission network.

We derive most of our carrier and operator services revenue in Ukraine from voice call termination services to our own mobile network and voice transit to other local and international destinations.

Residential and FTTB Operations

In Ukraine, we offer fixed-line and wireless internet services. We began providing fixed-line broadband services in Ukraine in 2008 and, as of December 31, 2015, provided services in 116 cities in Ukraine (excluding cities in Crimea and the ATO zone). In connection with these services, we have been engaged in a project to install FTTB for fixed-line broadband services in approximately 40,574 residential buildings in 116 cities, providing over 55,092 access points.

Licenses for Fixed-line Business in Ukraine

The table below sets forth the principal terms of the licenses which are important to our fixed-line business in Ukraine.

License Type	Region	Expiration Date

International communication	All of Ukraine	August 18, 2019

Long distance communication	All of Ukraine	August 18, 2019

Local communication	All of Ukraine	August 29, 2020

Competition—Fixed-line Business in Ukraine

Business Operations

In the voice services market for business customers, we compete with Ukrtelecom, Datagroup, Vega, and a number of other small operators. We were the third largest B2B internet provider in the country as of December 31, 2015, according to a research conducted by “Expert Consulting” research agency. There is a high level of competition with more than 400 ISPs in Ukraine. Our main competitors in the corporate market for data services are also Ukrtelecom, Vega and Datagroup.

Wholesale Operations

In Ukraine, carrier and operator services market competitors include Datagroup, Ukrtelecom, and Vega.

Consumer Internet Services

Our main competitors for provision of consumer internet services in Ukraine are Volia and Ukrtelecom. From December 31, 2014 to December 31, 2015, we increased the number of our broadband customers in Ukraine (excluding customers in the ATO zone) by 3.9% from 778,432 to 808,477.

Marketing and Distribution—Fixed-line Business in Ukraine

Business Operations

Our company emphasizes high customer service quality and reliability for its corporate large accounts while at the same time focusing on the development of its SME offerings. We sell to corporate customers through a direct sales force and various alternative distribution channels such as IT servicing organizations and business center owners, and to SME customers through dealerships, direct sales, own retail and agent networks.

We use a customized pricing model for large accounts which includes service or tariff discounts, volume discounts, progressive discount schemes and volume lock pricing. We use standardized and campaign-based pricing for SME customers.

Fixed-line services have significant potential considering our existing market share in the B2B market and our ability to provide integrated solutions with mobile services, which creates brand preference. Fixed-line services are used as an effective tool to acquire, develop and retain corporate large accounts, especially in financial, agricultural and retail sectors.

Residential and FTTB Operations and operator services in Ukraine

Our marketing strategy is focused on attracting new customers. We offer several tariff plans, each one targeted at a different type of customer. During 2015, our consumer fixed-line internet services business was supported by below the line advertising, including a leaflets distribution, in areas where the service is provided.

Fixed-line Broadband Internet Access. We offer a wide range of FTTB services tariffs targeted at different customer segments. We currently have four unlimited tariff plans with monthly fees, which offer different speeds up to 100 Mbps for active internet users. In addition, in 2015, we launched OTT TV services in partnership with Viasat.

Description of Operations of the Kazakhstan Segment

Mobile Business in Kazakhstan

Description of Mobile Services in Kazakhstan

In Kazakhstan, we offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2015, approximately 10.3% of our customers in Kazakhstan were on postpaid plans and approximately 89.7% of our customers in Kazakhstan were on prepaid plans.

Call Completion and VAS. In Kazakhstan, we offer similar call completion and VAS as in Russia (except for location based services). For a description of these services, see “—Description of Operations of the Russia Segment—Mobile Business in Russia.”

Roaming

In Kazakhstan, we have active roaming agreements covering a number of countries in Europe, Asia, North America, South America, Australia and Africa. As of December 31, 2015, we had active roaming agreements with 575 GSM networks in 191 countries and provided GPRS roaming with 433 networks in 156 countries and CAMEL roaming through 245 networks in 99 countries. Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host’s network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer’s monthly bill.

Mobile Internet Services

In 2015, we launched new bundle plans with a wide pricing portfolio to cover all our customers’ mobile traffic needs and provide a better customer experience, while creating opportunities for the customer to purchase add-ons.

We focus on smartphone penetration as a key factor for mobile internet revenue. During 2015, we started selling an affordable smartphone, Beeline Smart, which proved to be popular with current and new customers. We also launched lifestyle internet offers, for example, with unlimited WhatsApp, social networks and radio music. We focus specialized offers on the evolution of internet users and growth of their data ARPU by proposing unlimited access to their favorite OTTs.

Mobile Telecommunications Licenses in Kazakhstan

We hold a national license for GSM900/1800 and 3G for the entire territory of Kazakhstan, which license has an unlimited term, no license fee and can be terminated voluntarily by the operator.

On December 31, 2015, we received a proposal from the regulator in Kazakhstan regarding the allocation of frequencies (800 MHz and 1800 MHz) for the provision of 4G/LTE services. The licensing conditions include network coverage requirements and allocation of the specified frequencies (10 MHz of 1800 MHz and 10 MHz of 800 MHz). The provision of 4G/LTE services requires one fee of KZT 4.0 billion (approximately US$11.4 million as of December 31, 2015) to be paid by February 1, 2016, and an additional fee of KZT 22.0 billion (approximately US$62.8 million as of December 31, 2015) to be paid in one tranche of KZT 10.0 billion (approximately US$28.5 million as of December 31, 2015) by March 1, 2016, and a second tranche of KZT 12.0 billion (approximately US$34.2 million as of December 31, 2015) by December 1, 2016. We paid each of the first two amounts in a timely manner, and we intend to pay the remaining amount by the required date.

Competition—Mobile Business in Kazakhstan

Kazakhstan

According to Analysys Mason Research, there were approximately 27.4 million mobile customers in Kazakhstan as of December 31, 2015, representing a penetration rate of approximately 155.1%.

The following table shows our and our primary mobile competitors’ respective customer numbers in Kazakhstan as of December 31, 2015:

Operator	Customers (in millions)
Kcell	10.4
KaR-Tel	9.5
Tele2 Kazakhstan	4.4
AlTel	3.1

Source: Analysys Mason Research for all companies except KaR-Tel.

Marketing and Distribution—Mobile Business in Kazakhstan

In Kazakhstan, we divide our primary target customers into the following five large groups: large account corporate customers (business market); SME customers (business market); business to government or “B2G” customers (business market); high ARPU customers (consumer market); youth segment (consumer market); and mass market segment (consumer market).

In Kazakhstan, we offer a wide pricing portfolio focused on bundle plans. During 2015, a new integrated bundle, data add-ons and lifestyle bundles were added to the pricing portfolio for the consumer segment.

In September 2015, we obtained control over KAZEUROMOBILE LLP (“KEM”), a joint venture in Kazakhstan, due to a change in the corporate governance structure. We have an indirect 51% stake in KEM, whose primary activity is the retail sale of telecommunication devices and related accessories, and KEM has 111 sale points in 39 cities in Kazakhstan.

Customer Loyalty Program

We have a loyalty program in Kazakhstan, with which we aim to increase the duration of the relationship with, and ARPU of, our customers. As of December 31, 2015, we had 2.5 million customers participating in this program in Kazakhstan.

Fixed-line Business in Kazakhstan

Description of Fixed-line Services in Kazakhstan

Business Operations

We focus on customer experience for large enterprises through offering high-quality services. Our main business clients are concentrated in the financial and oil & gas sectors, with a new focus on international companies. We provide the following services for corporate clients: high-speed internet access; local, long distance and international voice services over IP; local, intercity and international leased channels and IP VPN services; cloud services; and integrated corporate networks (including integrated network voice, data and other services).

We provide our services with the following technologies: fiber optic lines (more than 22,000 buildings are covered by our FTTB network); wireless technologies; satellite technologies; and TV-Everywhere platform (through the vendor, Computer Telephony Integration).

Wholesale Operations

We have several interconnection agreements with mobile and fixed-line operators in Kazakhstan under which KaR-Tel provides traffic termination services. Our subsidiary TNS-Plus has international interconnection agreements with operators in Russia, Uzbekistan and Kyrgyzstan and provides international voice traffic transit and international line rental services for Kazakh and international operators.

Residential and FTTB Operations

In Kazakhstan, we offer the same fixed-line broadband and wireless internet services as in Russia. For more information, see “—Description of Operations of the Russia Segment—Fixed-line Business in Russia.”

We also launched new products for Beeline subscribers, including OTT TV available on smart phones, TVs, tablets and PCs. In addition, we have launched VAS such as “Forsage” (to allow FTTB subscribers to restore initial speeds according to their tariff plans), “Turbo” (to allow subscribers to exceed the speeds in their tariff plans), “Invite your friend” (to attract and retain subscribers by providing bonuses which can be used to make broadband payments) and “Moving” (to keep login and password details). We also update our offers to reflect seasonal campaigns.

Licenses—Fixed-line Business Kazakhstan

We have a long distance license which is important to our fixed business in Kazakhstan. This license has an unlimited term, no license fee and covers services including long distance and international connection, traffic termination and transit.

Competition—Fixed-line Business in Kazakhstan

Business Operations

We provide internet, data transmission and traffic termination services in Kazakhstan, where we compete primarily with state-owned provider Kazakhtelecom, KazTransCom (owned by TeliaSonera), TransTelecom (owned by Temir Zholy, the national railway company), Astel (a leader in the provision of satellite services) and several other small local operators.

Marketing and Distribution—Fixed-line Business in Kazakhstan

In Kazakhstan, we are focusing on customer base and revenue growth, which we aim to promote by expanding our transport infrastructure, strengthening our position in the market, developing our sales efforts and data services.

Description of Operations of the Uzbekistan Segment

Mobile Business in Uzbekistan

Description of Mobile Services in Uzbekistan

In Uzbekistan, we offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2015, approximately 1.7% of our customers in Uzbekistan were on postpaid plans and approximately 98.3% of our customers in Uzbekistan were on prepaid plans.

Call Completion and VAS. In Uzbekistan, we offer the same call completion and VAS as in Russia (except for location based services). For a description of these services, see “—Description of Operations of the Russia Segment—Mobile Business in Russia.”

Roaming

In Uzbekistan, we have active roaming agreements covering a number of countries in Europe, Asia, North America, South America, Australia and Africa. As of December 31, 2015, we had active roaming agreements with 499 GSM networks in 185 countries and provided GPRS roaming with 373 networks in 161 countries and CAMEL roaming through 235 networks in 103 countries. Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host’s network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer’s monthly bill.

Mobile Internet Services

Our data strategy focuses on smartphone users, digitalization of services and creating new applications for data users. We seek to convert smartphone owners from non-data users to data users with 3G performance and 4G/LTE development, effective offers for smartphone users, regional marketing of smartphones and co-branded projects with smartphone vendors. Our long-term focus is to move our customers from pay-as-you-go to integrated bundles, and to increase data usage and ARPU with specific offer campaigns.

In Uzbekistan, we provide customers with wireless internet access over GPRS/EDGE/3G/4G/LTE networks. Our 3G/HSPA services were commercially launched in 2008, and the majority of the network was constructed in 2010. In September 2014, we launched 4G/LTE in Tashkent. We provide internet services both for smartphones and feature phones as well as for USB dongles and tablet computers. We focus on small screen users and have begun to integrate mobile services of popular social networks.

Mobile Telecommunications Licenses in Uzbekistan

We hold a national license for GSM900/1800, 3G and 4G/LTE covering the entire territory of Uzbekistan. The license is granted for 15 years and requires annual license fee payments. The license expires on August 6, 2016, and we plan to apply for renewal of the license prior to its expiration.

Competition—Mobile Business in Uzbekistan

According to Analysys Mason Research, as of December 31, 2015, there were approximately 20.5 million mobile customers in Uzbekistan, representing a penetration rate of approximately 65.5%. The relatively low penetration rate is caused by the single-SIM profile of most Uzbek mobile subscribers.

The following table shows our and our primary mobile competitors’ respective customers in Uzbekistan as of December 31, 2015:

Operator	Customers (in millions)
Unitel	9.9
Ucell	8.8
UzMobile	0.6
UMS	1.1
Other	0.2

Source: Analysys Mason Research for all companies except Unitel.

In Uzbekistan, we compete primarily with Ucell (owned by TeliaSonera), UzMobile and Universal Mobile Systems (“UMS”). UMS is a joint venture between MTS, who re-entered the market in December 2014, and an Uzbek government-controlled entity. MTS owns a 50.01% stake and the government owns a 49.99% stake in UMS, which provides GMS services. UzMobile entered the market as a fourth operator in April 15, 2015 and, as a state-owned operator, has a number of advantages over the other operators, including state-sponsored project financing on favorable terms, temporary exemptions from license fees, spectrum fees and customs duties on imported equipment, permission to carry out construction and installation projects without competitive tenders and permission to obtain permits related to radio electronic facilities and high frequency devices. In September 2015, TeliaSonera announced that it will exit from Uzbekistan, along with the other markets in Eurasia in which it operates, without providing a specific timeframe for such exit.

Marketing and Distribution—Mobile Business in Uzbekistan

In Uzbekistan, we divide our primary target customers into the following five large groups: large account corporate customers (business market); SME customers (business market); high ARPU customers (consumer market); youth segment (consumer market); and mass market customers.

In Uzbekistan, we offer several U.S. dollar-based prepaid and postpaid tariff plans, each one targeted at a different type of customer.

In the business market, we offer a wide range of telecommunications services and tariff plans to the mobile B2B segment, and we have the largest market share among mobile operators in Uzbekistan. To address various business goals, we allow corporate customers to construct price plans that take into account their particular business needs. Our current B2B priorities are the development of the large account corporate segment, attracting new segments with the introduction of M2M solutions and big data and increasing the number of data users.

Customer Loyalty Program

We have a loyalty program in Uzbekistan, with which we aim to increase the duration of the relationship with, and ARPU of, our customers. As of December 31, 2015, we had 4.5 million customers participating in this program in Uzbekistan.

Fixed-line Business in Uzbekistan

Description of Fixed-line Services in Uzbekistan

Business Operations

In Uzbekistan, we provide a wide range of fixed-line services, such as network access and hardware and software solutions, including configuration and maintenance. We have our own basic fiber optic digital network in the cities of Tashkent, Samarkand, Bukhara, Navoi, Zarafshan, Karshi, Termez, Andijan, Kokand, Namangan and Fergana, covering more than 472 kilometers, and copper cables, covering more than 135 kilometers, that allow users to connect and to access services in nearly all regions of Uzbekistan.

We provide the following services for corporate and individual business customers: high-speed internet access (including fiber optic lines and xDSL), telephony, and long distance and international long distance telephony on prepaid cards; telephone communication services, through our copper cable network and our modern digital fiber optic network; dedicated lines of data transmission; and dedicated line access and fixed-line mobile convergence.

Currently, the most popular services on the Uzbek telecommunications market are internet services.

Wholesale Operations

We have interconnection agreements with Uztelecom, the incumbent fixed-line services provider in Uzbekistan, through which all national and international traffic is routed, and other operators in Uzbekistan.

Residential and FTTB Operations

In Uzbekistan, we offer the same fixed-line broadband and wireless internet services as in Russia. For more information, see “—Description of Operations of the Russia Segment—Fixed-line Business in Russia.”

Licenses—Fixed-line Business in Uzbekistan

We have fixed-line, data and long distance licenses which are important to our fixed business in Uzbekistan. These licenses will expire between July 5, 2016 and December 20, 2029, require the payment of annual fees and cover services including local, long distance and international communications, data transmission and internet. We plan to file applications for renewal of the licenses that expire in 2016 prior to their expiration.

Competition—Fixed-line Business in Uzbekistan

We operate large independent fixed-line services in Uzbekistan, where we compete with the state-owned provider, Uztelecom, as well as East Telecom, Sarkor Telecom, Sharq Telecom and EVO. There is a high level of competition in the capital city of Tashkent, but the fixed-line internet market in most of the regions remains undeveloped.

Marketing and Distribution—Fixed-line Business in Uzbekistan

One of our priorities in Uzbekistan is the development of information and communication technology (“ICT”), which supports economic development in Uzbekistan. Our strategy includes maintaining our current market position by retaining our large corporate client customer base.

Description of Operations in HQ and Others

Our operations in Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos are included in HQ and Others.

Mobile Business in HQ and Others

Description of Mobile Services in HQ and Others

In the countries in HQ and Others, we generally offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2015, we had the following percentages of postpaid and prepaid customers:

Payment Plan	Kyrgyzstan	Armenia	Tajikistan	Georgia	Laos
Postpaid	4.7%	11.7%	0.1%	0.4%	5.3%
Prepaid	95.3%	88.3%	99.9%	99.6%	94.7%

Call Completion and VAS. In the countries in HQ and Others, we offer the same call completion and VAS as in Russia (except for location based services).

Roaming. In the countries in HQ and Others, we have roaming arrangements with a number of other networks, which vary by country of our operations.

Country	Roaming Agreements (as of December 31, 2015)

Kyrgyzstan	Voice roaming on 461 networks in 148 countries
GPRS roaming on 218 networks in 88 countries CAMEL roaming on 132 networks in 66 countries

Armenia	Voice roaming on 417 networks in 173 countries
GPRS roaming on 316 networks in 130 countries
CAMEL roaming on 209 networks in 96 countries

Tajikistan	3G roaming on 144 networks in 44 countries Voice roaming on 199 networks in 87 countries
GPRS roaming on 178 networks in 81 countries
CAMEL roaming on 111 networks in 59 countries

Georgia	Voice roaming on 208 networks in 88 countries
GPRS roaming on 165 networks in 77 countries
CAMEL roaming on 118 networks in 59 countries

Laos	Voice roaming on 402 networks in 137 countries
GPRS roaming on 211 networks in 457 countries
CAMEL roaming on 28 networks in 17 countries

Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host’s network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer’s monthly bill.

Interconnect

We have several agreements with mobile and fixed-line operators in each of the countries in our HQ and Others segment under which we provide traffic termination services. These services represent termination of incoming voice and data traffic from a network of our competitors when their customers call or send data to our customers.

Mobile Internet Services

We have partnered with Opera Software to offer a “Beeline” branded version of the Opera Mini browser under a framework agreement in each of Kyrgyzstan, Tajikistan and Georgia. We have promotional zero-zones for major local and international social networks in each of these countries to lower the entry barrier for new data users and stimulate consumption for existing ones. We also focus on smartphone penetration growth in each of these countries as the major source of effective demand for our mobile internet services.

In Kyrgyzstan, we provide our customers with wireless internet access through GPRS/EDGE/3G/HSPA+ networks. We launched our 3G/HSPA+ network in Kyrgyzstan in December 2010. USB modems were commercially launched for prepaid and contract customers in November 2009. During 2014, we launched attractive internet options to promote data usage during idle hours and spread the network load in Kyrgyzstan, and we succeeded in branded smartphone distribution, which increased our data user base. In 2015, following an open tender process, we bought 5 MHz of 800 MHz spectrum (for an equivalent of approximately US$4.4 million) with a commitment to buy an additional 5 MHz of 800 MHz spectrum in 2016, for the deployment of a 4G/LTE network in 2016.

In Armenia, we provide our customers with wireless internet access over GSM/GPRS/EDGE/3G networks. 3G services were commercially launched in 2009. For small screen customers, we launched data bundles with internet access for a daily fee with unlimited data usage and a limit on speed only after a certain amount of usage.USB modems were commercially launched in July 2009. We offer customers a USB modem and SIM card with a pre-installed special internet rate data plan.

In Tajikistan, we provide our customers with wireless internet access via GSM/EDGE and 3G networks. USB modems were launched in January 2008. We provide internet services for smartphones and feature phones, as well as for USB dongles. During 2015, Tacom launched, for the first time, integrated mobile bundles in Tajikistan. In addition, we offer entry level monthly and daily internet options for our customers in Tajikistan.

In Georgia, we provide our customers with wireless internet access through EDGE and 4G/LTE networks. We were awarded a 4G/LTE license with a 15-year term in January 2015 as a result of a tender process in Georgia. We launched our 4G/LTE network in February 2015. During 2015, Mobitel launched a numbers of competitive 4G/LTE offers, such as 4G/LTE integrated bundles and data bundles, 4G/LTE smartphones with bonuses and bundles, and promotional campaigns on WiFi routers and modems.

In Laos, we offer our customers wireless internet access through GPRS/EDGE and 3G networks using special “plug and play” USB modems. In addition to providing internet access, USB modems generally provide other functions such as balance top-up, tariff changing and easy management of other services in USB modem interfaces.

Mobile Telecommunications Licenses in the countries in HQ and Others

Country	Licenses (as of December 31, 2015)	License Expiration

Kyrgyzstan

National license to use radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral)

National license to use radio spectrum of 900 MHz, 1800 MHz and 2100 MHz for the entire territory of Kyrgyzstan (technology neutral)

National license to use radio spectrum of GSM900/1800 MHz and 3G licenses for the entire territory of Kyrgyzstan

National license for electric communication service activity

National license for BS transmission

September 28, 2025 October 30, 2019 May 30, 2016 Unlimited term December 3, 2019

Armenia	Network operation license for the entire territory of Armenia	March 3, 2028

	National licenses to use radio spectrum of 900 MHz, 1800 MHz and 2100 MHz for the entire territory of Armenia (technology neutral)	March 3, 2023

Tajikistan	GSM-900/1800 license, 3G license and data services license (with permission to use of 800 MHz frequency for LTE services) for the entire territory of Tajikistan	May 12, 2019; July 13, 2020; and December 9, 2020, respectively

Georgia	GSM1800 10 MHz frequency licenses GSM900 5.49 MHz frequency licenses LTE 800 10 MHz frequency licenses	February 1, 2030 February 1, 2030 February 1, 2030

Laos	2G, 3G, WLL, ISP licenses for the entire territory of Laos	January 23, 2022 (2G and WLL); annual renewal (3G and ISP)

Competition—Mobile Business in HQ and Others

Kyrgyzstan

According to Analysys Mason Research, as of December 31, 2015, there were approximately 8.0 million customers in Kyrgyzstan, representing a penetration rate of approximately 139.5%.

The following table shows our and our primary mobile competitors’ respective customers in Kyrgyzstan as of December 31, 2015:

Operator	Customers (in millions)
Alfa Telecom	3.4
Sky Mobile	2.7
Nur Telecom	1.6

Source: Analysys Mason Research for all companies except Sky Mobile.

Armenia

According to Analysys Mason Research, as of December 31, 2015, there were approximately 3.6 million customers in Armenia, representing a penetration rate of approximately 119.7%.

The following table shows our and our primary mobile competitors’ respective customers in Armenia as of December 31, 2015:

Operator	Customers (in millions)
K-Telecom	2.1
ArmenTel	0.8
Orange Armenia	0.7

Source: Analysys Mason Research for all companies except ArmenTel.

Tajikistan

According to Analysys Mason Research, as of December 31, 2015, there were approximately 10.7 million customers in Tajikistan, representing a penetration rate of approximately 123.3%.

The following table shows our and our primary mobile competitors’ respective customers in Tajikistan as of December 31, 2015:

Operator	Customers (in millions)
Babilon Mobile	4.6
TCell	2.7
MegaFon TJ	1.9
Tacom	1.2
Other	0.3

Source: Analysys Mason Research for all companies except Tacom.

Georgia

According to Analysys Mason Research, as of December 31, 2015, there were approximately 5.4 million customers in Georgia, representing a penetration rate of approximately 125.1%.

The following table shows our and our primary mobile competitors’ respective customers in Georgia as of December 31, 2015:

Operator	Customers (in millions)
Magticom	2.1
Geocell	2.0
Mobitel	1.3

Source: Analysys Mason Research for all companies except Mobitel.

Laos

The Lao telecommunication market is strictly regulated by fixed price floors and limited promotion periods. VimpelCom Lao has been impacted by these regulations, resulting in a declining subscriber base.

According to Analysys Mason, there were approximately 4.8 million customers in Laos as of December 31, 2015.

The Lao mobile telecommunications market has four operators: Unitel; VimpelCom, operating through our subsidiary VimpelCom Lao Co.; Lao Telecom; and ETL. Unitel is a joint venture between Viettel Global Joint Stock Company and Lao Asia Telecom. Lao Telecom (“LTC”) is jointly owned by the Lao Government (51.0%) and Shinawatra International Public Company Limited (49.0%). ETL is 100% controlled by the Lao Government (via the Ministry of Finance).

The following table shows our and our primary mobile competitors’ customer numbers in Laos as of December 31, 2015:

Operator	Customers (in millions)
Unitel	2.5
LTC	1.5
VimpelCom Lao Co.	0.2
ETL	0.6

Source: Analysys Mason Research for all companies except VimpelCom Lao Co.

Marketing and Distribution—Mobile Business in HQ and Others

All our mobile operations in the countries in HQ and Others, except for Laos, divide their primary target customers into five large groups: large account corporate customers (business market); SME customers (business market); high ARPU customers (consumer market); youth segment (consumer market); and mass market customers.

In Kyrgyzstan, we offer twelve Kyrgyz som-based price plans (including internet price plans for our mass market and high ARPU customers) for our mass market customers and three price plans for SME and large account customers.

In Armenia, we offer several Armenian dram-based prepaid and contract tariff plans, each one targeted at a different type of customer.

In Tajikistan, we offer several Tajik somoni-based prepaid and postpaid tariff plans, each one targeted at a different type of customer.

In Georgia, we offer three Georgian lari-based prepaid tariff plans and 10 contract-based postpaid tariff plans for our SOHO, SME and large account corporate customers. As part of a portfolio simplification project, we reduced the number of our contract-based postpaid tariff plans from 22 to 12.

In Laos, we offer pricing plans for contract, prepaid and internet services for residential and corporate customers, with most tariffs quoted in Lao kip. Local price plans include plans for heavy users, handset packages and closed user groups for families and communities. We distribute mobile services and products through one distributor, five wholesalers and 40 promoters.

Customer Loyalty Programs

We have active loyalty programs in each of Kyrgyzstan and Armenia, with which we aim to increase the lifetime and ARPU of our customers. As of December 31, 2015, we had 1.5 million and 330,000 customers participating in the loyalty programs in Kyrgyzstan and Armenia, respectively.

Fixed-line Business in HQ and Others

Description of Fixed-line Services in HQ and Others

In Armenia and Georgia, we offer certain fixed-line services, as described below. We do not offer fixed-line services in Kyrgyzstan, Tajikistan or Laos.

Business Operations

Armenia. Our subsidiary ArmenTel provides a range of telecommunications services in Armenia, including PSTN-fixed and IP telephony, internet, data transmission and network access, domestic and international voice termination and TCP/IP international transit traffic services. We operate a nationwide network in Armenia and provide the following services for corporate and individual customers: local telephony services; international and domestic long distance services; broadband access services (including ADSL and fiber optic lines); and VoIP services.

Wholesale Operations

Kyrgyzstan. In Kyrgyzstan, we have interconnection agreements with all local operators. Under the interconnection agreements, we provide voice call termination to our own network. We also have a license to provide international communications in Kyrgyzstan, which allows our subsidiary there to interconnect with PJSC VimpelCom directly.

Armenia. Our subsidiary ArmenTel is the Armenian incumbent operator offering countrywide wholesale services, such as leased line service and wholesale broadband services, as well as wholesale international voice termination and origination services for other local operators and service providers.

Tajikistan. In Tajikistan, we have interconnection agreements with all local operators. Under the interconnection agreements, we provide voice call termination to our own network. We also have a license to provide international communications in Tajikistan which allows our subsidiary there to interconnect with PJSC VimpelCom directly.

Georgia. In Georgia, our subsidiary Mobitel has interconnection agreements with ArmenTel and PJSC VimpelCom, and four agreements with local operators. Under these agreements, Mobitel provides voice call termination to its own network.

Residential and FTTB Operations

Armenia. In Armenia, we offer PSTN-fixed and IP telephony services, as well as fixed-line broadband internet access based on ADSL and FTTB technologies, dial-up services and wireless internet access based on CDMA technology. In the third quarter of 2015, we also launched FMC services and currently offer FMC bundles to subscribers (for example, fixed internet plus mobile data, or fixed internet plus mobile voice plus mobile data).

Licenses—Fixed-line Business in HQ and Others

Armenia. We operate a nationwide fixed-line network in Armenia on the basis of a general (fixed and mobile) network operation license, expiring on March 3, 2028. We also have a license to use 450MHz frequency band for the provision of fixed wireless voice telephony and broadband services in rural areas in Armenia, which expires on March 3, 2023.

Competition—Fixed-line Business in HQ and Others

Business Operations

Armenia. We are the largest fixed-line services operator in Armenia, where we offer a broad spectrum of fixed-line services to government, corporate and private customers. There are more than 10 active operators in Armenia. The largest operators are U!Com, “Armenian Datacom Company” CJSC, GNC-Alfa and CrossNet.

Marketing and Distribution—Fixed-line Business in HQ and Others

Armenia. In Armenia, our strategy includes focusing on customer retention and ARPU growth by developing new services, including internet access through a fiber optic network with a guaranteed speed to corporate customers and government organizations.

Description of Operations of the Italy Business Unit

Our Italy segment consists of our operations in Italy under our wholly owned subsidiary WIND Italy.

On August 6, 2015, we entered into an agreement with Hutchison, which owns indirectly 100% of Italian mobile operator 3 Italia, to form an equal joint venture holding company that will own and operate our telecommunications businesses in Italy (see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Italy Joint Venture” and Note 6 to our

audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.). Completion of the transaction is subject to the satisfaction or waiver of certain conditions precedent, including obtaining regulatory approvals, and is expected to occur around the end of 2016. WIND Italy and 3 Italia will continue to operate separately pending completion.

Mobile Business in Italy

Description of Mobile Services in Italy

Mobile Telecommunications Services

In Italy, we primarily offer our mobile telecommunications services under two types of payment plans: postpaid and prepaid. As of December 31, 2015, approximately 7.4% of our customers in Italy were on postpaid plans and approximately 92.6% were on prepaid plans.

Mobile Voice Services	Description

Consumer Voice Offerings	Our consumer voice offerings are tailored to specific market segments. Our voice offerings can be upgraded with a variety of option plans and VAS. Prepaid consumer customers can choose from tariff plans in which their prepaid credit is deducted on a per second basis at a per minute billing rate, or on a four weeks’ basis at a flat rate. In addition to these tariff plans, we offer a number of all-inclusive flat rate tariff plans to contract (on a monthly basis) and prepaid (on a four weeks basis) consumer customers that include a set amount of calling minutes, SMSs and gigabytes of mobile internet access for a fixed fee. Additional all-inclusive bundles specifically target young people (under 30 years old), seniors (over 60 years old) and digitally native customers (All-Digital), with accounts that are manageable only via digital channels such as web, mobile applications (apps) and social networks. We also have two offers for specific interests: All Inclusive Music and All Inclusive Movies.

Corporate Voice Offerings	We provide corporate voice services to large corporate customers, SMEs and SOHOs, with our corporate voice offerings. For large corporate customers, who often solicit tenders for their mobile telephone requirements on a competitive basis, we offer customized services tailored to their specific requirements. For SME and SOHO customers, we offer more standardized products, such as all-inclusive tariff plans that offer customers a set amount of calling minutes, SMSs and gigabytes of mobile internet access for a fixed monthly fee. We also offer a variety of add-on options to our standard corporate voice offerings. As interest in apps is growing, with the aim of bringing greater mobility to business processes, we have launched the Enterprise Mobility Services through strategic partnerships and vertical System Integrator agreements. Innovative digital services have also been developed for corporate customers allowing them to create a personalized website, a certified web mail and Mobile POS.

Data and Value Added Service Offerings. In Italy, we provide a variety of mobile data services and VAS for telephone and computer to our consumer and corporate customers. WIND Italy has continued its growth in mobile internet services due to an increase in the number of smartphones and improvements to its own offerings of plans with bundle options, suited for both prepaid and postpaid customers, which include minutes of voice traffic, SMS, and mobile internet browsing for a fixed fee.

In Italy, we offer the following data services and VAS:

Mobile VAS	Description

Mobile Internet	Our mobile customers can connect their mobile phones to the internet using GSM, GPRS, 3G or 4G/LTE technologies. Offers include bundles and innovative options like Open-Internet, which allows data customers to share the total amount of data included in the bundle with family members.

PC Mobile Internet	Our mobile customers can connect their mobile phones to a computer to be used as a modem to browse the internet using GSM, GPRS, 3G or 4G/LTE technologies. In addition, our customers can directly connect their PC to the internet using a dongle with a WIND SIM card.

SMS and MMS	SMS offerings provide users with information such as news, sports, weather forecasts, horoscopes, finance and TV programming information, as well as a selection of games, ringtones, a chat service for customers as well as services specifically targeted at students. MMS provides multimedia (photo, video and sound) content, such as sports events, news, gossip, music and a chat service.

Content and Innovative Services	During 2015, WIND Italy had a strong focus on innovative services based on using a mobile phone for payments with the aim of simplifying the customer’s life and improving the user experience. WIND Italy demonstrated this focus by renewing its partnership with Google and Microsoft for carrier billing and enhanced roll out of mobile ticketing. WIND Italy is continually improving the MyWind App and launched the Wind Talk App, an Instant Messaging App connected to the MyWind App with exclusive features of airtime, credit transfer, P2P, and direct Chat with WIND Customer Care and with WIND shops. WIND Italy continues its focus and interest on new services and in 2014 introduced a concept called “Digital Home & Life” in the main WIND store in Rome. In the store, as well as online, WIND customers can choose and buy new technological devices to interact with their smartphone and, within their house, to manage aspects of their life and home, such as wellness and entertainment.

International Roaming. Our mobile customers in Italy can use our mobile services, including SMS, MMS and data services where available, while roaming in other countries. Roaming coverage outside Italy is provided through our roaming agreements with approximately 496 international operators in 219 countries as of December 31, 2015.

Handset Offerings. We offer our customers in Italy a broad selection of handsets and internet devices, which we source from a number of suppliers. The Italian market is a predominantly prepaid market and, as a result, mobile operators generally have provided limited handset subsidies, and only to higher value customers.

Mobile Telecommunications Licenses in Italy

WIND Italy has a license to provide mobile telephone services in Italy using digital GSM 1800 and GSM 900 technology. This license expires in 2018 and thereafter may be renewed by the relevant authorities considering the technological evolution from GSM to 3G. WIND Italy acquired a 3G license in 2001, which is expected to expire in 2029, and thereafter may be renewed for an additional seven years by the relevant authorities. Pursuant to the terms of the 3G license, WIND Italy has coverage in all Italian regional capitals.

WIND has been licensed 4G/LTE spectrum consisting of two blocks of 800 MHz spectrum and four blocks of 2600 MHz spectrum. The license is valid until 2029.

Competition—Mobile Business in Italy

The mobile telecommunication market in Italy in which WIND Italy operates is characterized by high levels of competition among service providers. WIND Italy expects this market to remain competitive in the near term, and competition may be exacerbated by further consolidation and globalization of the telecommunications industry.

In the Italian mobile telecommunications market, our principal competitors are Telecom Italia, operating under the “TIM” brand name, Vodafone Italy, operating under the “Vodafone” brand name, and Hutchison, operating under the “3 Italia” brand name. Telecom Italia and Vodafone Italy have well established positions in the Italian mobile market and each has a greater market share than WIND Italy. Hutchison has been aggressively seeking new customers through the use of handset subsidies, which are not customarily offered in the Italian market, and heavily discounting its offering compared to WIND Italy and the other operators. During 2015, the entire market continued to reduce in size as a consequence of operators focusing on more robust pricing strategies and less aggressive use of promotions, as well as customers moving their telecommunication needs to single SIM cards with all-inclusive bundles (instead of splitting traffic across multiple SIM cards) and deactivating their additional SIM cards.

Telecom Italia, as the incumbent in the market, has the advantage of longstanding relationships with Italian customers. Vodafone Italy is well positioned in the market and is perceived as having a technologically advanced and reliable network in the market. Certain of our competitors also benefit from greater levels of global advertising.

Based on our internal estimates, the four network operators in Italy offered mobile telecommunications services to approximately 86 million registered customers as of December 31, 2015, representing a penetration rate of approximately 141% of the Italian population. As of December 31, 2015 there were 17 MVNO/ESPs providing services in the Italian market, with an aggregate market share of approximately 7%. Penetration is distorted by the widespread use of multiple SIM cards by individual users. The market is mostly prepaid.

The following table shows our and our competitors’ respective customer numbers in Italy as of December 31, 2015:

Operator	Customers (in millions)
Telecom Italia	30.9
Vodafone Italy	25.7
WIND Italy	21.1
3 Italia	10.3

Source: Analysys Mason Research for all companies except WIND Italy.

Based on our internal estimates, as of December 31, 2015, excluding MVNOs, Telecom Italia had a market share of 35%, followed by Vodafone Italy with 28.5%, WIND Italy with 24.7% and Hutchison with 11.8%. On August 6, 2015, we entered into an agreement with Hutchison, which owns indirectly 100% of Italian mobile operator 3 Italia, to form joint venture, as described in more detail under “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Italy Joint Venture.”

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

We sell consumer mobile products and services, including SIM cards, scratch cards and WIND branded and unbranded handsets through a significant number of points of sale. As of December 31, 2015, we had 153 WIND owned stores and approximately 481 exclusive franchised outlets operating under the WIND name. WIND Italy also utilizes 949 non-exclusive points of sale, 631 electronic chain store outlets and approximately 4,133 other points of sale in smaller towns managed by SPAL TLC S.p.A. (“SPAL”), our largest distributor in Italy in terms of points of sale, in which WIND Italy held a 33% stake until July 2015, when WIND Italy’s shareholding in SPAL terminated. The exclusive distribution arrangement terminated in February 2016. We also sell a portion of our consumer services online through the WIND website.

Sales to large corporate customers are made by a dedicated in-house corporate sales team, whereas sales to SMEs and SOHOs are undertaken by agents. In addition, we recently launched an online store aimed at business customers for the direct sale of mobile products and services, known as “WIND Business Shop,” on the WIND website.

Given the increasing importance of customer experience as a strategic element of differentiation in the market, WIND Italy has created a new function for the Customer Experience Development. This function’s objective is to ensure the continuous improvement of customer satisfaction, developing a customer experience model with the fundamental support of all business functions. The model development will be carried out using a methodology based on NPS, as this indicator is able to correlate the level of loyalty and growth and it is now used worldwide to assess the quality of customer experience. NPS is becoming increasingly central to WIND Italy’s strategy; in addition to being measured periodically through market research, NPS will be used as a tool for continuous monitoring of customer perception when interacting with WIND Italy. Using this measurement, it will be possible for us to better assess the level of customer satisfaction and implement improvement actions.

Fixed-line Business in Italy

Description of Fixed-line Services in Italy

In Italy, we offer a wide range of fixed-line voice and internet broadband services. We offer these services to both consumer and corporate customers under the Infostrada brand.

Our fixed-line voice customer base in Italy consisted of approximately 2.8 million customers as of December 31, 2015. Our direct customers mainly comprise LLU customers.

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

Fixed-Line Services	Description

Internet and Data Services	In the broadband access market in Italy, we mainly offer our products directly through LLU. We offer broadband mainly to direct customers, so long as the line is ADSL or ADSL 2+ capable.

We also offer fixed-line voice and broadband services in Italy through bundled offerings such as “All Inclusive” and “Absolute ADSL” packages which, for a fixed monthly fee, provide customers with a fixed-line voice service and unlimited connectivity to broadband. In addition, we offer a discount to fixed-line customers who also are mobile subscribers with an All Inclusive postpaid or prepaid offer.

For LLU customers only, WIND continues to offer the “ADSL Vera” concept that allows a variable maximum download speed up to 20 Mbps, depending on the quality of the copper network utilized, with no additional charge.

For corporate customers, WIND has developed several innovative and digital services such as Cloud including IaaS (Infrastructure as a Service), Data Center, cCloud and SaaS (software as a service), characterized for being fast, simple and flexible.

Consumer Voice Offerings	Throughout Italy, we provide traditional analog voice telephone service, or “PSTN access,” digital fixed-line telephone service, or “ISDN access,” and VAS, such as caller ID, voicemail, conference calls, call restriction, information services and call forwarding. However, an increasing number of our customers in Italy subscribe to bundled fixed-line voice and internet broadband offerings.

Fixed-Line Services	Description

Corporate Voice Offerings	We provide PSTN, ISDN and VoIP fixed-line voice services, data services, VAS and connectivity services to corporate customers, including large corporate customers, SMEs and SOHOs.

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

Our offerings tailored for SME and SOHO customers include “All Inclusive Business” providing unlimited calls to national fixed and mobile networks and unlimited internet access; in addition, our “Internet Pack” offer includes one WiFi router, one Internet Key 3G along with a Data SIM contract. The “WIND Impresa” offer provides six to 60 simultaneous voice calls on VoIP technology and a combined service for renting, running, and maintaining telephone switchboards. The Wind Smart Office Small and Large offer provides 3/6 simultaneous calls to and from landline phones, ADSL up to 20 MB, unlimited calls to all fixed and mobile national and international operators.

Licenses—Fixed-line Business in Italy

In Italy, our fixed-line services are provided pursuant to a 20-year license obtained from the Italian Ministry of Economic Development in 1998. This license expires in 2018.

Competition—Fixed-line Business in Italy

In the Italian fixed-line voice market, the incumbent, Telecom Italia, maintains a dominant market position. Telecom Italia benefits from cost efficiencies inherent in its existing telecommunications infrastructure over which it provides its fixed-line coverage. As the main Italian telecommunications provider, Telecom Italia also benefits from corporate and public sector customers, coupled with recognition and familiarity. Swisscom and Vodafone have entered the fixed-line internet, voice and data markets by buying Fastweb S.p.A. and Tele2 (successively rebranded TeleTu), respectively. We expect that the fixed-line telecommunications market will remain competitive as a result of the presence of international competitors, the introduction and growth of new technologies, products and services, the declining number of fixed-line customers due to continued fixed-line to mobile substitution and regulatory changes (for example, in relation to LLU tariffs) in the Italian market, all of which may exert downward pressure on prices or otherwise cause our fixed-line customer base in Italy to contract, thereby impacting our revenue and profitability.

Four service providers, Telecom Italia, WIND Italy (with its brand Infostrada), Vodafone Italy and Fastweb accounted for approximately 94% of the total broadband fixed services actually accessed in the Italian market as of December 31, 2015.

Based on our internal estimates, as of December 31, 2015, Telecom Italia had approximately 7.0 million broadband customers in Italy, representing a market share of approximately 49.3% of broadband retail connections, followed by WIND Italy with approximately 2.3 million broadband customers, representing a market share of approximately 16.2% of broadband retail connections, Fastweb with approximately 2.2 million active broadband customers, representing a market share of approximately 15.5% of broadband retail connections and by Vodafone, with approximately 1.9 million broadband customers representing a market share of approximately 13.4% of broadband retail connections. All other fixed-line operators had in the aggregate approximately 0.8 million broadband customers, representing a market share of approximately 5.6% of broadband retail connections.

Marketing and Distribution—Fixed-line Business in Italy

In Italy, we market our fixed-line voice, broadband and data services primarily through WIND Italy’s “Infostrada” brand.

The main sales channels for fixed-line voice and broadband services are represented by the shops and the toll-free number 159. In the internet access market for consumer customers, the “Infostrada” web portal is an important and growing distribution channel. In Italy, we utilize sales agencies, WIND Italy’s call centers and a direct sales force to target sales of fixed-line voice and internet services to corporate customers. However, in 2015, we have continued to adopt almost exclusively pull sales channels, which are more effective and efficient, in order to increase the fixed business marginality.

Regulatory

For a description of the regulations of our main telecommunications businesses, see Exhibit 99.2—Regulation of Telecommunications.

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

Our fixed-line telecommunications business is also subject to certain seasonal effects. Among the influencing factors are the number of working days in a given period, as well as periods of vacations. Generally, our revenue from our fixed-line telecommunications business is lower when there are fewer working days in a period or a greater number of customers are on vacation such as the December holiday season and in the summer months.

Equipment and Operations

Mobile Telecommunications Equipment and Operations

Mobile Telecommunications Network Infrastructure

GSM, 3G and 4G/LTE and LTE Advanced technologies are based on “open standards,” which means that standard compliant equipment from any supplier can be added to expand the initial network. Our GSM/GPRS/EDGE/3G/4G/LTE/LTE-A networks, which use mainly Ericsson, Huawei, Alcatel-Lucent, Nokia, Cisco Systems and ZTE equipment, are integrated wireless networks of radio base station equipment, circuit and packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. We manage all major suppliers centrally to benefit from the group’s purchasing scale and monitor the commercial terms across the group. We select suppliers based mainly on compliance with technical and functional requirements and total cost, seeking to optimize network operations and provide the best value and experience to our customers.

Site Procurement and Maintenance

We enter into agreements for the location of base stations in the form of either leases or cooperation agreements that provide us with the use of certain spaces for our base stations and equipment. Under these leases or cooperation agreements, we typically have the right to use premises located in attics or on the top floors of buildings for base stations, space on roofs of buildings for radio units and antennas or space on greenfield land to place our towers and equipment shelters.

New Technology

We continue to move toward a high-speed broadband connection environment deploying new technologies in fixed-line and mobile networks. We are also introducing new network technologies aiming to improve customer experience, optimize network usage and increase investment efficiency, such as step-by-step migration to new Radio Access technologies and next generation architecture. In certain countries we have implemented key technologies to improve voice quality, such as tandem free operation (“TFO”), transcorder free operation (“TrFO”), Adaptive Multi-Rate (“AMR”), HD Voice codecs and VoLTE. TFO and TrFO are technologies that remove voice transcoding operations during the call so the voice quality can be improved and resources in media gateways can be saved. AMR is a technology that dynamically adapts the coding rate to the radio conditions in order to deliver optimum voice quality. HD Voice is a set of high definition codecs that provides high-definition voice quality during the call. VoLTE is a technology that enables voice calls over LTE network with higher voice quality and lower call setup times. These technologies are being implemented in commercial networks in the group’s operational companies after testing to ensure the quality of the network.

In the area of data services, we have successfully launched Data Traffic Management (“DTM”) systems that provide the unique possibility to increase customer perception of mobile broadband services and at the same time more efficiently utilize network resources. We are continuing to extend the functionality of DTM infrastructure to further stretch the possibilities of data services monetization and improve the customer experience, including with the Mobile Toolbar and Fair Usage Policy for data services.

We are investing in radio access technologies that will ensure a high level of quality of our broadband services in the future, such as 3G/HSPA+ and 4G/LTE, and we are rolling out Single-RAN network technology to optimize our investments and support multiple mobile communications standards on a single network and set of equipment. We have acquired new spectrum in several operating companies to boost our network capacity, enhance spectral efficiency and enable the launch of new Radio Access Networks Technologies, recently including 3G on 2100MHz in Algeria, 3G on 2100MHz in Pakistan and 4G/LTE on 800MHz in Georgia.

We have successfully conducted several laboratory tests and pilots of technologies that improve the customer experience and network efficiency. We commercially launched the 4G/LTE Carrier Aggregation in Moscow (providing top speeds exceeding 100 Mbps on the 4G/LTE network) and successfully launched VoLTE technology within the Moscow area network on August 5, 2015, while continuing the SON (Self Optimized Network) pilot in Russia and Uzbekistan, which yielded highly positive results. In addition, we comply with Russian MNP regulations, which have allowed customers to port mobile numbers since December 2013.

In order to comply with the requirements of the 4G/LTE licenses that PJSC VimpelCom was awarded in Russia in July 2012, PJSC VimpelCom had launched 4G/LTE services in 55 regions in the Russian Federation as of December 31, 2015. PJSC VimpelCom is currently expanding and improving its access and transport network in other regions of Russia to comply with further requirements, as described in “—Description of Operations of the Russia Segment—Mobile Business in Russia—Mobile Telecommunications Licenses in Russia—4G/LTE License.” We also have launched 4G/LTE services in Uzbekistan and three pilot 4G/LTE networks in CIS countries. In Georgia, we successfully launched commercial 4G/LTE services on February 1, 2015.

In Italy, WIND is continuing to invest in research initiatives for new technologies and broadband services in both the fixed-line and mobile sectors, with a particular focus on “green” aspects and opportunities from the big data approach. WIND established a Financed Projects team in 2008 to monitor, study and test technological and business trends from a medium/long-term perspective, in cooperation with internal business and technology divisions, to follow the innovation opportunities aligned with WIND’s strategy. The team developed relationships with leading national and international universities and research institutions, co-sponsoring new ideas and participating in EU development initiatives. In 2015, the team was involved in research projects on: (i) the big data approach to extract information from mobile network traffic in order to identify patterns and to develop predictive models for traffic planning, tourist flows forecasting and to develop new applications related to sustainable mobility; (ii) solutions for security and privacy management of data (which project was concluded in November 2015); and (iii) environmentally friendly ICT solutions (“green ICT”), with a specific focus on green data centers.

As of December 31, 2015, WIND’s 4G/LTE core network infrastructure consisted of six Mobility Management Entities, two Home Subscriber Servers, six PDN Gateways and six Serving Gateway sites in 4G/LTE technology to enhance its indoor data service coverage and to allow WIND to offer superior data download and upload speeds based on 4G/LTE.

To support rapidly growing data traffic, we have installed dense wavelength division multiplexing, or “DWDM”, equipment on our backbone in several operating companies. We are also implementing an expansion of our IP backbone network to support a movement to an all-IP network architecture with innovative telecommunication services and digital applications.

For a discussion of the risks associated with new technology, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to the Industry—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially harm our business.”

Fixed-line Telecommunications Equipment and Operations

Fixed-line Telecommunications Network Infrastructure

Russia

Our transport network carries voice, data and internet traffic of mobile network, FTTB and our fixed-line customers. The backbone of our transport network is an optical cable network. Consisting of the Big European Ring (main fiber ring) and a few rings in the Central, Ural, Siberia and South and North Caucasus regions, the network connects the major cities in the Western part of Russia and the Eastern part up to and including Siberia. We also lease capacity from Rostelecom and Transtelcom to reach the Far-Eastern part of Russia, and our network extends to Yakutsk, Vladivostok and Sakhalin. Two chords links provide additional protection and capacity for the Big European Ring. The total length of our Intercity optical cable network is 55,225 kilometers. We use satellite technology to connect remote Russian sites where on-land communications are not available. There are protected optical lines connecting Moscow and St. Petersburg, and which pass to Stockholm, London and Frankfurt. Two independent optical lines connect our optical networks in Russia and Ukraine. Three cross-boundary lines to Kazakhstan provide our connections to Kazakh, Uzbek and other Asian telecommunication operators.

We have built the intraregional (also called “zone”) transport networks that connect our sites in small towns and the countryside. The total length of local fiber cables is 45,601 kilometers and the total length of our zonal fiber cables is 56,885 kilometers. The local IP networks are constructed in more than 220 cities and provide our customers with IP VPN services, voice services and access to internet.

Our fixed-line voice network has the following three levels: local, regional and federal. The local voice networks, constructed in 180 cities, provide customers with fixed-line voice services. Our local network in Moscow is integrated into the telephone network and connected to 142 transit and local nodes of urban telephone network (“UTN”). We have completed construction of zone networks in 52 Russian regions, which helps us to minimize payments to incumbent local operators for voice transit. Our federal transit network consists of six international transit exchanges, 10 intercity communications transit exchanges installed in each of the federal districts of Russia, and connection points (access nodes) located in each region of Russia. The network provides mobile and fixed-line customers with long distance voice services and minimizes our costs of traffic.

FTTB

Our company is rolling out FTTB networks in Russia, Ukraine and Kazakhstan. Technically, FTTB offers higher transmission speed, more bandwidth and better security compared to all existing xDSL and other quasi-broadband solutions. In Russia, where the local loop has not been unbundled and the quality of copper lines is generally poor, construction of fiber networks helps to create alternative high quality access to customers’ residences.

As of December 31, 2015, we had approximately 2.2 million customers connected to our FTTB network in Russia. The network operates in 141 cities across Russia, 30 across Kazakhstan and three across Uzbekistan. We have the largest FTTB network in Moscow and the core broadband market in Russia.

Ukraine

Our transport network is designed to provide a full range of telecommunications services for corporate and enterprise customers, including: Private Leasing Channel, voice, IP voice, L2VPN, IP VPN, and internet access.

Our transport network is based on our optical cable network utilizing DWDM, Synchronous Digital Hierarchy (“SDH”) and IP/MPLS equipment. The DWDM and SDH networks connect all the main regional and mid-sized cities of Ukraine. All our DWDM and SDH optical networks are fully ring-protected (except for secondary towns) and can be self-healing which is necessary to prevent downtime of the transmission network. Our core IP/MPLS network is fully mesh-protected, meaning that the recovery mechanisms which provide different levels of protection or restoration against different failure modes are available for network uptime. It connects all the main regional cities of Ukraine. The total length of our fiber optic cables is 20,017 kilometers.

Our interregional and metro transport networks are based on our optical cable and microwave systems utilizing SDH, PDH, Ethernet and IP/MPLS technologies. We have deployed metro SDH and IP/MPLS optical networks in more than 116 cities of Ukraine. The total length of fiber cables constructed within the cities is 23,223 kilometers.

Our IP/MPLS data network carries mobile network and FTTB IP traffic, allowing us to provide L2VPN, IP VPN and internet services. We have interconnections with major European and Russian ISPs in a number of cities.

Kazakhstan

Our subsidiaries TNS-Plus LLP and 2Day Telecom LLP provide a wide range of fixed-line telecommunications services, including internet access, ADSL, FTTB, WiFi, WiMax, VoIP, VPN and VSAT. TNS-Plus owns more than 12,621 kilometers of fiber optic main lines across Kazakhstan, which are based on Huawei SDH/DWDM equipment. As of December 31, 2015, we had approximately 216,218 customers connected via FTTB technology in Kazakhstan.

Uzbekistan

Our subsidiary Buzton’s network provides international telephony and internet access through JSC Uzbektelecom. Buzton’s network consists of 100 nodes situated throughout Uzbekistan. The main technologies of our access networks are 14,264 ADSL ports and 30,456 FTTB ports. Our main line in Tashkent is based on fiber optic equipment. The network also includes long-leased channels and local fiber optic networks in Tashkent, Zarafshan and Uchkuduk.

Armenia

ArmenTel’s fixed-line infrastructure covers all districts of Armenia with a full set of equipment (international gateway, digital-analog exchanges, remote access telephone nodes, multi-service access nodes (“MSANs”), internet protocol digital customer line access multiplexers, fiber and copper wire access networks, fiber optic backbone network and data access network). Its network consists of 220,000 ADSL ports, 2,026 buildings provided with FTTB fiber access and 137 Central Offices (telephone exchanges, MSANs, remote nodes), of which 103 are digital. ArmenTel also provides interconnection with international operators and national mobile operators in Armenia. ArmenTel’s CDMA Wireless Local Loop network is used to provide fixed-line telephone services to rural customers.

Georgia

We generate international traffic termination revenue in Georgia via our mobile network infrastructure using our mobile switch connection.

Italy

In Italy, we have an integrated network infrastructure providing high capacity transmission capabilities and extensive coverage throughout Italy. Our mobile and fixed-line networks are supported by over 22,300 kilometers of fiber optic cable backbone in Italy and 5,091 kilometers of fiber optic cable MANs, as of December 31, 2015. Our network in Italy uses a common system platform, which is referred to as the “intelligent network,” for both our mobile and fixed-line networks.

As of December 31, 2015 we had 1,636 LLU sites for direct customer connections (approximately 64% of the population is covered), and had interconnections with the incumbent operator in order to offer voice and data services to the rest of the population.

IP Network, based on MPLS hierarchical backbone and connected to main national and international operators, is developed in all of Italy and it is able to offer fixed and mobile broadband services to consumer and corporate customers.

WIND internet network access is implemented by an all-IP network, with over 50 POPs, for direct (xDSL) and indirect internet access services, as well as VPN (xDSL, Fiber Optics). The IP nodes access network consists of 53 BRAS for consumer services and 75 Edge Routers for Business application, located in POPs to ensure optimal coverage of the national territory.

WIND has a commercial agreement with Metroweb to enable WIND to provide customers in Milan with access to “fiber to the home” technology. WIND began to offer high speed services in fiber to the home technology in Milan in 2013 under this contract, where it marketed offers in fiber optic technology, which allows the end user to reach download speeds of up to 100 Mbps and upload speeds of up to 10 Mbps. In 2015, WIND, Vodafone Omnitel B.V and Italian investment funds, F2i SGR S.p.A. and Fondo Strategico Italiano S.p.A., signed a non-binding letter of intent to explore the building of a nationwide fiber infrastructure through Metroweb’s network. As of December 31, 2015, there were more than 5,000 kilometers of metropolitan area networks in WIND’s network in Italy.

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

Our registered trademarks and service marks include our brand name, logos and certain advertising features. Our copyrights are principally in the area of computer software for service applications developed in connection with our mobile and fixed-line network platform and for the language and designs we use in marketing and advertising our mobile services.

Properties

In Russia, we own a series of five buildings consisting of approximately 26,000 square meters at 10, Ulitsa 8 Marta in Moscow. We use these buildings as an administrative office, technical center, warehouse and operating facility. In addition, we own a series of five buildings on Lesnoryadsky Pereulok in Moscow, constituting approximately 15,360 square meters, that are used as an administrative office, warehouse and operating facility. These buildings also house the main switches for our Moscow 3G/GSM network and our main and reserve IT centers. We have other offices at 4, Krasnoproletarskaya Street, in the center of Moscow. These consist of two leased administrative buildings of approximately 32,400 square meters. We own a portion of a building in the center of Moscow on Ulitsa 1st Tverskaya Yamskaya consisting of approximately 3,000 square meters that we use as a customer service center, administrative and sales office. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

In Algeria, our subsidiary OTA leases its headquarters, call center, transmission towers, sites for mobile switching centers and data centers and owns a small parcel of land used for a cable station in Ain Benian.

In Pakistan, our subsidiary PMCL owns a number of properties consisting of over 28,000 square meters in Karachi, Lahore, Faisalabad and Islamabad. These properties are used for PMCL’s operations and include call centers, data centers, office buildings and switching stations. PMCL also leases properties across Pakistan, AJK and GB, including its headquarters and BTS sites.

In Bangladesh, our subsidiary Banglalink does not own any material real property. Banglalink leases properties across Bangladesh, including its headquarters, call centers, towers, mobile switching centers and data centers.

In Ukraine, our subsidiary Kyivstar owns a series of buildings consisting of 34,057 square meters at Degtyarivska, 53 in Kyiv. We use these buildings for offices, call centers, switching centers and a print center. In addition, we own a number of buildings throughout Ukraine consisting of over 83,343 square meters that we use as office space, switching centers, call centers, sales centers, date centers and storage units.

In Kazakhstan, we own 18 buildings consisting of approximately 24,337 square meters which are used as administrative offices, technical centers and switching centers. In addition, we lease properties across Kazakhstan that we use for offices, sales centers, warehouses, archive centers, switching centers and parking.

In Italy, as of December 31, 2015, we owned certain properties where some of our telecommunications network equipment is located, including 287 radio centers (for all of which we own the towers and equipment rooms, and for approximately 120 out of 287, we also own the land where the radio centers are located), 586 towers, approximately 1,800 towers on rented locations, excluding roof top sites, on which antennas for radio coverage are installed (considering also the effect of the Galata transaction), and approximately 1,000 other minor towers. For information regarding the sale of a majority stake of WIND Italy’s tower subsidiary, Galata, see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Network and Tower Sharing Agreements.”

For a description of certain telecommunications equipment that we own, please see “—Equipment and Operations—Mobile Telecommunications Equipment and Operations—Mobile Telecommunications Network Infrastructure” and “—Equipment and Operations—Fixed-line Telecommunications Equipment and Operations—Fixed-line Telecommunications Network Infrastructure” above.

Disclosure of Activities under Section 13(r) of the Exchange Act

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Exchange Act, we are required to disclose whether we or any of our affiliates are knowingly engaged in certain activities, transactions or dealings relating to Iran or certain designated individuals or entities. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities – including non-U.S. entities that are not otherwise owned or controlled by U.S. entities or persons – and even when such activities were conducted in compliance with applicable law.

The following information is disclosed pursuant to Section 13(r) of the Exchange Act. None of these activities involved our U.S. affiliates.

•	Our Armenian subsidiary, ArmenTel, and Telecommunications Company of Iran, or “TCI,” an Iranian Government-owned company, have an agreement for the provision of voice services, which has been in place since 2003. Under the agreement, ArmenTel sent direct traffic to TCI and TCI sent both direct and transit traffic to ArmenTel. We (including ArmenTel) did not provide any telecommunications equipment or technology to TCI. However, in 2013 ArmenTel discontinued providing voice services under the agreement. During 2015, there was no gross revenue received from these activities involving TCI and no net profits. During 2015, ArmenTel provided telecommunications services to the Embassy of Iran in Yerevan. The gross revenue for these services in 2015 was approximately US$14,000 and net profits were approximately US$4,900. ArmenTel intends to continue the services to the Embassy of Iran.

•	During 2001, our Russian subsidiary, PJSC VimpelCom, began providing telecommunications services, including mobile and fixed-line services, to the Embassy of Iran in Moscow. The gross revenue for these services in 2015 was approximately US$2,400 and net profits were approximately US$1,733. PJSC VimpelCom intends to continue the services to the Embassy of Iran.

•	During 2008, our Tajikistan subsidiary, LLC Tacom, began providing telecommunications services to the Embassy of Iran in Dushanbe. The gross revenue for these services in 2015 was approximately US$5,751 and net profits were approximately US$4,831. LLC Tacom intends to continue the services to the Embassy of Iran.

•	During 2014, our Kyrgyzstan subsidiary, Sky Mobile LLC, began providing mobile telecommunications services to the Embassy of Iran in Bishkek. The gross revenue for these services in 2015 was approximately US$1,729 and net profits were approximately US$762. Sky Mobile LLC intends to continue the services to the Embassy of Iran.

•	During 2015, our Algerian subsidiary, OTA and subsequently its wholly owned subsidiary, Optimum Telecom Algeria S.p.A. (“Optimum”), provided telecommunications services to the Embassy of Iran in Algiers. The gross revenue for these services in 2015 was approximately US$48.15 with no net profits. Optimum intends to continue the services to the Embassy of Iran.

•	We have active roaming agreements with GSM mobile network operators in various countries throughout the world, including with TCI, MTN Irancell, Taliya Mobile and Telecommunication Kish Company (also known as TKC KIFZO) and RighTel in Iran. TCI and MTN Irancell are owned or controlled by the Iranian Government, and our other roaming partners in Iran may be affiliated with the Iranian Government. Pursuant to our roaming agreements with these companies, our customers receive customary international roaming services on their networks, and their customers receive such services while roaming on our networks outside those countries. We intend to continue our roaming agreements with TCI, MTN Irancell, Taliya Mobile, TKC KIFZO and RighTel for the foreseeable future. During 2015, our gross revenue received from roaming arrangements with TCI, MTN Irancell and RighTel was approximately US$262,419, US$8,432 and US$182 respectively, and net losses were approximately US$17,871, US$80,626 and US$221 respectively. During 2015, we received no gross revenue from roaming arrangements with Taliya Mobile and TKC KIFZO with no net profits.

Telenor may be deemed an affiliate based on its indirect share ownership in us through Telenor East and the officers of the Telenor Group who are on our board. Telenor East has provided us with the information included below relevant to Section 13(r) of the Exchange Act. This information relates solely to activities conducted by Telenor subsidiaries and does not relate to any activities conducted by us. We are not representing the accuracy or completeness of such information and undertake no obligation to correct or update this information.

Various Telenor subsidiaries have entered into roaming agreements and interconnection agreements with Iranian telecommunication companies. Pursuant to those roaming agreements, the Telenor subsidiaries’ customers are able to roam in the particular Iranian network (outbound roaming) and customers of such Iranian operators are able to roam in the relevant subsidiaries’ network (inbound roaming). For outbound roaming, Telenor subsidiaries pay the relevant Iranian operator roaming fees for use of its network by Telenor subsidiaries’ customers, and for inbound roaming the Iranian operator pays the relevant Telenor subsidiaries’ roaming fees for use of its network by its customers.

Telenor subsidiaries were party to the following roaming agreements and interconnection agreements with Iranian telecommunication companies in 2015:

(1) Telenor Norge AS, a Norwegian subsidiary, has roaming agreements with Mobile Telecommunication Company of Iran (“MCI”) and MTN Irancell. During 2015, Telenor Norge AS recorded net expenses related to these roaming agreements of US$4,683.21 to MCI and US$32,820.48 to MTN Irancell.

(2) Telenor Sverige AB, a Swedish subsidiary, has roaming agreements with MCI, MTN Irancell and Taliya Mobile. During 2015, Telenor Sverige AB recorded net revenues related to its roaming agreement with MCI of US$12,051.34, net expenses related to its roaming agreement with MTN Irancell of US$40,506.41 and net expenses related to its roaming agreement with Taliya Mobile of US$12,933.43.

(3) Telenor A/S, a Danish subsidiary, has roaming agreements with MCI and MTN Irancell. During 2015, Telenor A/S recorded net expenses related to its roaming agreement with MCI of US$28,199.77. No net expenses or net revenues were recorded in relation to Telenor A/S’s roaming agreement with MTN Irancell.

(4) Telenor d.o.o. Beograd Omladinskih brigada 90, a Serbian subsidiary, has a roaming agreement with MCI. During 2015, Telenor d.o.o. Beograd Omladinskih brigada 90 recorded net revenues of US$1,587.37 related to this roaming agreement.

(5) Telenor Hungary Plc, a Hungarian subsidiary, has a roaming agreement with MCI. During 2015, Telenor Hungary Plc, recorded net revenues of US$17,215.93 related to this roaming agreement.

(6) Telenor Bulgaria EAD, a Bulgarian subsidiary, has a roaming agreement with MCI. During 2015, Telenor Bulgaria EAD recorded net revenues of US$4,775.03 related to this roaming agreement.

(7) DiGi.Com Bhd, a Malaysian subsidiary, has a roaming agreement with MCI. During 2015, DiGi.Com Bhd recorded net revenues of US$5,428.35 related to this roaming agreement.

(8) Telenor Pakistan (Private) Ltd., a Pakistani subsidiary, has roaming agreements with MCI, MTN Irancell and Taliya Mobile. During 2015, Telenor Pakistan (Private) Ltd. recorded net expenses related to these roaming agreements of (i) US$1,929.64 to MCI, (ii) US$3,348.06 to MTN Irancell, and (iii) US$1.39 to Taliya Mobile.

(9) Total Access Communications Plc. (“dtac”), a Thai subsidiary, has roaming agreements with MCI and MTN Irancell. During 2015, dtac recorded net expenses related to these roaming agreements of US$292.61 to MCI and US$146.89 to to MTN Irancell.

(10) Telenor Global Services AS, a Norwegian subsidiary, has an interconnection agreement with Telecommunication Company of Iran, the parent company of MCI. During 2015, Telenor Global Services recorded a net expenses of US$516,061 related to this interconnection agreement.

Telenor and its subsidiaries intend to continue these agreements.

Legal Proceedings

In 2013, the Government of Pakistan issued a Statutory Regulatory Order levying activation tax on handsets, which order was challenged before the High Court by all cellular mobile operators in Pakistan, including PMCL. In 2014, the Government of Pakistan amended the Sales Tax Act 1990 through the Finance Act 2014 to impose obligations on the operators to recover, collect and pay sales tax on the registration of the International Mobile Equipment Identity (IMEI) numbers of handsets and the supply and issuance of SIM cards. The operators, including PMCL, commenced judicial review proceedings to challenge the legality of the amendments to the legislation. In 2015, pursuant to the Finance Act 2014, the Tax Department of Azad Jammu and Kashmir also issued a notice to PMCL for payment of such handset registration tax and SIM supply tax. PMCL challenged the notice before the Azad Jammu and Kashmir High Court. The three proceedings are ongoing in the respective High Courts.

In 2015, Pakistan tax authorities issued income tax show cause notices (“SCNs”) against PMCL purporting to disallow expenses for the years 2011 to 2013. Similar SCNs were also issued against the other cellular mobile operators. The majority of the disallowances in the SCNs are considered to be grossly exaggerated and without merit. PMCL has provided the tax authorities with information substantiating the expenses claimed. In the event an adverse order is passed by the tax authorities, PMCL intends to challenge the order in the appropriate appellate forums.

For more information regarding our other legal proceedings, please see Note 24 and Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For information about certain risks related to current and potential legal proceedings, see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks.”

For details related to the resolution of investigations by the SEC, DOJ and OM, please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to a DPA with the DOJ, a Consent with the SEC, and a settlement agreement with the OM. The agreements with the DOJ and the SEC require us to retain, at our own expense, an independent compliance monitor, and the DPA and agreement with the OM require us to continue to cooperate with the agencies regarding their investigations of other parties. We will incur costs in connection with these obligations, which may be significant,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we commit a breach of the DPA, we may be subject to criminal prosecution. Such criminal prosecution could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects,” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation.”

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

Basis of Presentation of Financial Results

Our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F include the accounts of VimpelCom Ltd. and its consolidated subsidiaries. All inter-company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which we have significant influence. Generally, this represents voting rights of at least 20.0% and not more than 50.0%.

As a result of the agreement entered into with Hutchison to combine our operations in Italy with 3 Italia in an equal joint venture, we expect to lose control over our operations in Italy upon closing of the transaction. Consequently, we classified our Italian business unit as an asset held for sale and discontinued operation in our consolidated financial statements as of December 31, 2015. In connection with this classification, the company no longer accounts for depreciation and amortization expenses of the Italian assets. The amounts for 2014 and 2013 have been restated in the consolidated income statements, the consolidated statements of cash flows and the related notes to reflect the classification of Italy as held for sale and discontinued operations. It is not yet reasonably possible to predict the impact on the income statement that this transaction might have upon closing of the transaction. Following the reclassification, the intercompany positions between the continued continuing operations and discontinued operations are no longer eliminated. The positions are disclosed as related party transactions and balances. Please refer to Notes 6 and 25 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further information.

We and our subsidiaries paid taxes computed on income reported for local statutory tax purposes. We based this computation on local statutory tax rules, which differ substantially from IFRS. Certain items that are capitalized under IFRS are recognized under local statutory accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under IFRS are not tax deductible under local legislation. As a consequence, our effective tax rate was different under IFRS from the statutory rate.

Critical Accounting Policies

Please refer to Notes 3 and 4 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Reportable Segments

We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. As of January 1, 2015, our reportable segments consist of the eight following segments:

•	Russia;

•	Algeria;

•	Pakistan (which was split out of the former “Africa & Asia” reportable segment);

•	Bangladesh (which was split out of the former “Africa & Asia” reportable segment);

•	Ukraine;

•	Kazakhstan (which was split out of the former “CIS” reportable segment);

•	Uzbekistan (which was split out of the former “CIS” reportable segment); and

•	HQ and Others (which includes all results of our operations in Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos, as well as certain intercompany adjustments and HQ transactions. Prior to January 1, 2015, the results of our operations in Kyrgyzstan, Armenia, Tajikistan and Georgia were included in the former “CIS” reportable segment, and the results of our operations in Laos were included in the former “Africa & Asia” reportable segment).

Italy is no longer a reportable segment subsequent to its classification as a discontinued operation in connection with the Italy Joint Venture. However, financial and operational information for Italy is included in this Annual Report on Form 20-F because completion of the Italy Joint Venture has not occurred and Italy is a significant part of our business. Information for 2014 and 2013 has been restated to reflect the classification of Italy as a discontinued operation.

For more information regarding our organizational structure and segments and the Italy Joint Venture, see “Item 4—Information on the Company—Organizational Structure,” “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Italy Joint Venture” and Notes 6 and 7 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Factors Affecting Comparability of Prior Periods

Our selected operating and financial data, audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition or consolidation. In addition, comparability is affected by dispositions of the operators we sold from their respective dates of disposals or deconsolidation. On September 16, 2014, we and GTH completed the sale of all of our debt and equity interest in the Globalive group of companies in Canada, including Globalive Wireless Management Corp., the operator of the Wind Mobile cellular telephony service in Canada (“Wind Canada”). On October 17, 2014, we completed the sale of our entire indirect 100.0% stake in Telecel Globe that held our interest in subsidiaries operating in Burundi and Central African Republic. As a consequence of the abovementioned dispositions we stopped including results of our debt and equity interest in Wind Canada from September 16, 2014, and our operations in Burundi and Central African Republic from October 17, 2014. On January 30, 2015, the company and its subsidiary GTH completed the sale of a non-controlling 51% interest in OTA to the FNI. For more information regarding our acquisitions and dispositions, see “—Recent Developments and Trends” and Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. We do not provide comparable financial information for periods preceding the date on which we acquired, consolidated or commenced operations in a particular country or segment, or following the date of disposition unless required by IFRS applied by the group.

Recent Developments and Trends

Strategy update

In August 2015, we announced the six strategic priority areas on which we intend to focus going forward. One of these six strategic priority areas is performance transformation. The objective of our performance transformation is to build a new global organizational operating model that will bring together all our operating companies and our HQ to truly operate as one group. As a result of these, we managed to decrease expenses through more efficient capital expenditure (in 2015, our capital expenditures represented 18.2% of our consolidated total operating revenue, compared to 21.7% in 2014), following our initiative to move to a more asset light operating model. In 2015, we incurred transformation costs of US$138 million related to our performance transformation program and we expect to incur ongoing costs in the coming years. See “Item 4—Information on the Company—Strategy” for more information regarding our strategic priority areas.

Customer and revenue growth

The mobile markets in Russia, Algeria, Ukraine, Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan and Italy have reached mobile penetration rates exceeding 100.0% in each market. As a result, we will focus less on customer market share growth and more on revenue market share growth in each of these markets. The key components of our growth strategy in these markets will be to increase our share of the high-value customer market, increase usage of VAS and improve customer loyalty. Our management expects revenue growth in these markets to come primarily from an increase in usage of voice and data traffic among our customers.

The remaining mobile markets in which we operate, including Pakistan, Bangladesh, Uzbekistan and Laos, are still in a phase of rapid customer growth with penetration rates substantially lower than in our other markets. In these markets, our management expects revenue growth to come primarily from customer growth in the short term and increasing usage of voice and data traffic in the medium term.

Our management expects revenue growth in our mobile business to come primarily from data services and in our fixed-line business from broadband, as well as business and corporate services.

Investigations

In February 2016, VimpelCom reached resolutions through agreements with the DOJ, the SEC and the OM relating to the previously disclosed investigations under the FCPA and relevant Dutch laws pertaining to VimpelCom’s business in Uzbekistan and prior dealings with Takilant Ltd. The relevant agreements have been approved by the authorities and pertinent courts. Pursuant to these agreements, the company agreed to pay an aggregate amount of US$795 million in fines and disgorgements to the SEC, the DOJ and the OM. We currently cannot estimate the additional costs that we are likely to incur in connection with compliance with the agreements, including the ongoing obligations to cooperate with the agencies regarding their investigations of other parties, the monitorship, and the costs of implementing the changes, if any, to our policies and procedures required by the monitor. However, the costs could be significant. For further details related to these settlements, please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business— We are subject to a DPA with the DOJ, a Consent with the SEC, and a settlement agreement with the OM. The agreements with the DOJ and the SEC require us to retain, at our own expense, an independent compliance monitor, and the DPA and the agreement with the OM require us to continue to cooperate with the agencies regarding their investigations of other parties. We will incur costs in connection with these obligations, which may be significant,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we commit a breach of the DPA, we may be subject to criminal prosecution. Such criminal prosecution could have a material negative effect on our business, financial condition, results of operations, cash flows and prospects,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation” and Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Italy Joint Venture

On August 6, 2015, VimpelCom, which owns indirectly 100% of WIND Italy, together with its subsidiary VimpelCom Amsterdam B.V., and Hutchison, which owns indirectly 100% of Italian mobile operator 3 Italia, together with certain of its subsidiaries, entered into a contribution and framework agreement to form an equal joint venture holding company (the “WIND JV”) that will own and operate their telecommunications businesses in Italy. Each of Hutchison and VimpelCom will indirectly hold 50% of the shares in the WIND JV, and therefore, as a consequence at the completion of the Italy Joint Venture, VimpelCom will no longer own a majority interest or have control over the operations of WIND Italy. Pursuant to the terms of a shareholders’ deed to take effect on completion of the Italy Joint Venture, no party may reduce its aggregate indirect holding in the WIND JV below 50% for the first year following completion. After the first year, either party may sell its shares in the WIND JV to third parties after offering a right of first offer to the other party. Three years following the completion of the Italy Joint Venture, each shareholder can invoke a buy/sell mechanism at any time.

By combining their respective businesses, 3 Italia and WIND Italy expect to gain the scale and more efficient cost structure needed to enable them to continue to offer innovative, competitively-priced telecommunications services and to compete in the Italian market place. The combined business is expected to service over 31 million mobile customers and 2.8 million fixed-line customers, and is expected to improve customer experience due to dedicated investment. VimpelCom expects that the Italy Joint Venture will bring cost synergies, including through network consolidation, location optimization and more efficient distribution.

Completion of the Italy Joint Venture is subject to the satisfaction or waiver of certain conditions precedent, which include, among others, obtaining regulatory approvals, including EU competition approval, as well as regulatory clearances by competent Italian authorities. WIND Italy and 3 Italia will continue to operate separately pending completion. WIND Italy formally notified the European Commission of the Italy Joint Venture on February 5, 2016. On March 30, 2016, the European Commission commenced a Phase II review of the Italy Joint Venture pursuant to the EU Merger Regulation (Council Regulation (EC) No 139/2004). The Italy Joint Venture will not occur unless both VimpelCom and Hutchison have agreed to any conditions, obligations, undertakings and/or modifications that may be required by regulatory authorities in granting their approvals.

VimpelCom and Hutchison have agreed that their respective valuations of WIND Italy and 3 Italia are on the basis that the final net cash and working capital of each respective group is not less than the agreed target net cash and working capital of each respective group. At completion, any shortfall in the net cash and working capital of each respective group compared to the agreed target amounts will be determined and, if one group’s shortfall amount is greater than the other group’s shortfall amount, VimpelCom or Hutchison, as the case may be, will pay 50% of the shortfall difference to the other party or, alternatively, may elect to direct to the other party dividends from the WIND JV in an amount equal to 50% of the shortfall difference. After the transaction is completed, there are no additional obligations to contribute funds by either party.

Pursuant to the terms of the shareholders’ deed, VimpelCom and Hutchison have provided for a clear corporate governance structure to ensure a successful joint venture with an experienced, combined management team, supported by a board of six members, three of whom will be nominated by each of VimpelCom and Hutchison, respectively, and various committees. The right to appoint the chairman of the board will rotate between VimpelCom and Hutchison every 18 months, and the chairman will have a casting vote on certain fundamental business matters to help ensure the continuity of the business. Pending completion, WIND Italy is accounted for as a discontinued operation. Following the completion of the Italy Joint Venture, VimpelCom will no longer consolidate the financial results of WIND Italy, whose results will be calculated using the equity method. See Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Completion of the transaction is subject to the satisfaction or waiver of certain conditions precedent, including obtaining regulatory approvals, is expected to occur around the end of 2016, and is subject to a termination longstop date of 18 months from signing if the conditions to closing have not been satisfied or waived. WIND Italy and 3 Italia will continue to operate separately pending completion.

It is not yet reasonably possible to predict the impact on the income statement that this transaction might have upon closing. Following the reclassification, the intercompany positions, results and cash flows between the continued and discontinued operations are no longer eliminated. The positions are disclosed as Related Party transactions and balances. Furthermore, in connection with the reclassification, we no longer account for depreciation and amoritization expenses of our Italian assets. The Italy Joint Venture doesn’t have any impact on VimpelCom’s current liquidity, as liquidity available at the WIND Italy level is not available to VimpelCom due to covenants in WIND Italy‘s debt agreements. The Italy Joint Venture is expected to result in a reduction of VimpelCom’s Net Debt/EBITDA ratio, thereby increasing VimpelCom’s funding capacity within its Net Debt/EBITDA covenant ratios, if and when needed.

Pakistan Merger

On November 26, 2015, WTPL, the parent company and majority shareholder of Warid, Bank Alfalah, International Wireless Communications Pakistan Limited (a wholly owned subsidiary of GTH) and PMCL entered into an agreement to merge their telecommunications businesses in Pakistan (the “Pakistan Merger”). WTPL and Bank Alfalah together will acquire approximately 15% of the shares of PMCL in exchange for the acquisition of 100% of the shares of Warid by PMCL and Warid will be subsequently merged into PMCL.

As of December 31, 2015, Warid was the fifth largest mobile operator in Pakistan, with an 8.5% market share, according to the Pakistan Telecommunication Authority. Warid is also currently developing its LTE network. The merged entity is expected to have population coverage of 81%, giving it the broadest 2G and one of the broadest 3G footprints in Pakistan, with the capability to accelerate focused investment in 4G/LTE. The combined business is expected to have around 10,000 towers and serve over 45 million customers.

VimpelCom believes that the Pakistan Merger will help PMCL drive ongoing improvements in NPS, given the focus on improving network experience and by building on Warid’s current standing as the leading operator in terms of NPS. In addition to enhancing PMCL’s network, VimpelCom believes that the expected synergies from the merger will improve PMCL’s cash flows.

The board of the merged company will be composed of seven directors, six of whom will be nominated by VimpelCom. VimpelCom expects the Pakistan Merger to complete within six months of signing, subject to customary closing conditions and obtaining approvals from the relevant regulatory authorities in Pakistan, including the Pakistan Telecommunication Authority, the State Bank of Pakistan and the Securities and the Exchange Commission of Pakistan. The Competition Commission of Pakistan approval for the Pakistan Merger, also a closing condition, was obtained on March 16, 2016 (subject to certain remedial actions, which will not, we believe, have a significant impact on the combined business). The merger is expected to close within six months from the closing of the transaction subject to the fulfillment of required regulatory processes in Pakistan.

Algeria Transaction and Settlement

On January 30, 2015, we together with our 51.9% owned subsidiary GTH completed the sale by GTH of a non-controlling 51% interest in OTA to the FNI, for a purchase consideration of US$2.6 billion. Immediately prior to the closing of the transaction, OTA distributed to its shareholders a dividend in respect of the financial years 2008-2013 of approximately US$1.9 billion. The total dividends and proceeds paid to GTH at closing of the transaction amounted to approximately US$3.8 billion, net of all taxes and after the settlement of all outstanding disputes between the parties and the payment of associated fines.

Shortly prior to closing of the transaction and in order to facilitate the closing, OTA contributed its operations to Optimum, a wholly owned subsidiary of OTA.

Shareholders’ Agreement

GTH and the FNI along with VimpelCom, OTA and Optimum entered into a shareholders’ agreement at closing of the transaction to govern the relationship of GTH and the FNI as shareholders in OTA and the operations of Optimum.

Pursuant to the shareholders’ agreement, we and GTH will continue to fully consolidate OTA. GTH has the right to appoint board members representing a simple majority of the votes on the boards of each of OTA and Optimum and will retain control over each of OTA and Optimum. Certain enumerated strategic decisions are subject to a supermajority vote of the respective boards (including the affirmative vote of at least one director representing GTH and the FNI). OTA will pay future dividends to its shareholders out of available free cash flow, targeting a pay-out ratio of not less than 42.5% of consolidated net income. Declaration of dividends above 42.5% of consolidated net income are subject to a super majority vote of the respective boards.

Transfers of the parties’ respective shareholdings in OTA are not permitted during the first seven years following the closing of the transaction other than to certain affiliates. Following such seven year period, transfer by GTH of its OTA shares to a third party shall be subject to a right of first refusal in favor of the FNI and transfer by the FNI of its OTA shares to a third party shall be subject to a tag along right in favor of GTH. Furthermore, GTH has an option to sell all (and not less than all) of its OTA shares to the FNI at the then fair market value. GTH’s option is exercisable solely at its discretion during the three month period between July 1, 2021 and September 30, 2021, as well as at any time upon occurrence of certain events (including, generally, change of control of the FNI, material breach of the shareholders’ agreement by the FNI, loss of VimpelCom’s ability to consolidate OTA, the taking of certain actions in Algeria against GTH or OTA, failure by OTA to pay a minimum dividend or imposition of certain tax assessments). Concurrently, the FNI has an option to buy from GTH all (and not less than all) of GTH’s OTA shares at the then fair market value. The FNI’s option is exercisable solely at its discretion during the three month period between October 1, 2021 and December 31, 2021, as well as at any time upon the occurrence of certain events (including, generally, change in VimpelCom’s indirect control of OTA, insolvency of GTH or VimpelCom or material breach of the shareholders’ agreement by GTH). GTH and the FNI have agreed to meet not later than November 30, 2019 to discuss, among other matters, their intentions regarding the exercise of their discretionary put and call options, whether to continue their relationship following the exercise periods for such options and other possible solutions to enable liquidity of their respective interests in OTA.

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

Agreement with OTA’s Minority Shareholder Cevital

Pursuant to an amended Framework Agreement between GTH and Cevital S.p.A., or Cevital, a minority shareholder in OTA, following the closing of the transaction, Cevital continues to be a shareholder in OTA and holds 3.43% of the share capital of OTA. At the closing of the transaction, the existing OTA shareholder arrangements to which Cevital was a party were terminated and Cevital dismissed all pending litigation against OTA in settlement for a dinar payment by OTA equating to approximately US$50 million plus Cevital’s entitled share of the approximately US$1.9 billion pre-closing dividend paid by OTA to its shareholders.

For more information, see Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Network and Tower Sharing Agreements

In December 2014, our wholly owned subsidiary, PJSC VimpelCom, entered into an agreement with MTS for the joint planning, development and operation of 4G/LTE networks in 36 regions of Russia. Under the terms of the agreement, between 2014 and 2016, MTS will build and operate 4G/LTE base stations for shared use in 19 regions, and PJSC VimpelCom will build and operate 4G/LTE base stations for shared use in 17 regions of Russia. Within the first seven years of the project, PJSC VimpelCom and MTS plan to share base stations, platforms, infrastructure and resources of the transportation network, with each operator maintaining its own core network. In the first year of the project, the operators launched shared 4G/LTE networks in 31 of the 36 regions.

In December 2015, PJSC VimpelCom and MTS signed an amendment to the December 2014 agreement described above. The amendment agreement provides for the sharing of 2600 MHz LTE frequencies in 20 of the 36 regions of Russia that were covered by the original 2014 agreement. In each of these regions, PJSC VimpelCom and MTS plan to share airwaves and radio frequency channels across all base stations that they jointly use pursuant to the 2014 agreement, and the amendment allows for further expansion of the list of regions covered by the agreement.

In December 2015, PJSC VimpelCom entered into an agreement with MegaFon for the joint planning, development and operation of 4G/LTE networks in ten regions of Russia. Under the terms of the agreement, MegaFon will build and operate 4G/LTE base stations for shared use in four regions, and PJSC VimpelCom will build and operate 4G/LTE base stations for shared use in six regions of Russia. Within the first seven years of the project, PJSC VimpelCom and MegaFon plan to share base stations, platforms, infrastructure and resources of the transportation network with each operator maintaining its own core network.

In March 2015, our wholly owned subsidiary, WIND Italy, sold 90% of the shares of its wholly owned towers subsidiary, Galata, to Cellnex. WIND Italy has a put option, and Cellnex has a call option, over the 10% of the share capital of Galata retained by WIND Italy. WIND Italy has a tower services agreement with Galata for an initial term of 15 years for the provision of a broad range of services on the sites contributed to Galata by WIND Italy and the sites subsequently built by Galata hosting WIND Italy’s equipment.The result of the transaction is included as part of results of discontinued operations.

Macroeconomic and Political Risks Concerning Russia and Ukraine and Other Countries

Low oil prices, together with the impact of economic sanctions resulting from the current situation in Ukraine and the consequent devaluation of the Russian ruble, are negatively impacting the Russian economic outlook. In both 2014 and 2015, the significant depreciation of the ruble against the U.S. dollar in particular negatively impacted our results of operations and resulted in a foreign currency exchange loss in 2014 and 2015. In addition, the significant devaluation of the Ukrainian hryvnia in 2015 (partly due to the National Bank of Ukraine’s decision in February 2015 to suspend its interventions to support the currency), the Kazakh tenge in 2015 (in the absence of a currency stabilization policy in Kazakhstan) and the Algerian dinar in 2015, negatively impacted revenues in our Ukraine, Kazakhstan and Algeria segments, respectively, and our results of operations in 2015. Furthermore, the current situation in Ukraine along with the response to the situation by the governments of Russia, the United States, the European Union and other countries have the potential to further adversely affect our business in Russia and Ukraine, markets in which we have significant operations. For more information, see “Item 3.D—Risk Factors—Risks Related to our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks”, “—Risks Related to Our Markets—The international economic environment could cause our business to decline” and “—Risks Related to Our Markets—Our operations may be adversely affected by ongoing developments in Russia and Ukraine.”

Certain Performance Indicators

The following discussion analyzes certain operating data, including mobile and broadband customer data, mobile MOU, mobile ARPU and mobile churn rates that are not included in our financial statements. We provide this operating data because it is regularly reviewed by our management and our management believes it is useful in evaluating our performance from period to period as set out below. Our management believes that presenting information about mobile and broadband customers, mobile MOU and mobile ARPU is useful in assessing the usage and acceptance of our mobile and broadband products and services, and that presenting our mobile churn rate is useful in assessing our ability to retain mobile customers. This operating data is unaudited.

Mobile Customers

We offer both postpaid and prepaid services to mobile customers. As of December 31, 2015, the number of our mobile customers reached approximately 217.4 million (including Italy). Mobile customers are generally customers in the registered customer base as of a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems. For our business in Italy, prepaid mobile customers are counted in our customer base if they have activated our SIM card in the last 13 months (with respect to new customers) or if they have recharged their mobile telephone credit in the last 13 months and have not requested that their SIM card be deactivated and have not switched to another telecommunications operator via mobile number portability during this period (with respect to our existing customers), unless a fraud event has occurred. Postpaid customers in Italy are counted in our customer base if they have an active contract unless a fraud event has occurred or the subscription is deactivated due to payment default or because they have requested and obtained through mobile number portability a switch to another telecommunications operator.

The following table indicates our mobile customer figures (in millions), as well as our prepaid mobile customers as a percentage of our total mobile customer base, for the periods indicated:

	As of December 31,
	2015	2014	2013
Russia	59.8	57.2	56.5
Algeria	17.0	17.7	17.6
Pakistan	36.2	38.5	37.6
Bangladesh	32.3	30.8	28.8
Ukraine	25.4	26.2	25.8
Kazakhstan	9.5	9.8	9.2
Uzbekistan	9.9	10.6	10.5
HQ and Others(2)	6.2	6.3	6.1
Italy	21.1	21.6	22.3
Total number of mobile customers (including Italy)(1)	217.4	218.7	214.4
Percentage of prepaid customers	93.8%	94.3%	92.4%

(1)	The customer numbers for 2015, 2014 and 2013 have been adjusted to remove customers in operations that have been sold.
(2)	Include operations in Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos.

Mobile MOU

Mobile MOU measures the monthly average minutes of voice service use per mobile customer. We generally calculate mobile MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. For our business in Italy, we calculate mobile MOU as the sum of the total traffic (in minutes) in a certain period divided by the average number of customers for the period (the average of each month’s average number of customers (calculated as the average of the total number of customers at the beginning of the month and the total number of customers at the end of the month)) divided by the number of months in that period. The Algeria, Pakistan and Bangladesh segments measure mobile MOU based on billed minutes, which is calculated by the total number of minutes of usage for outgoing calls (and for Pakistan also includes minutes of usage generated from incoming revenue).

Our management does not analyze mobile MOU on a segment level in the HQ and Others segment but rather on a country basis.

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

Our management does not analyze mobile ARPU on a segment level in the HQ and Others segment but rather on a country basis.

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

Broadband Customers

Broadband customers are generally customers in the registered customer base who were engaged in a revenue generating activity using broadband in the three-month period prior to the measurement date. In Russia and Ukraine, such activity includes monthly internet access using FTTB, xDSL and WiFi technologies, as well as mobile internet access via USB modems using GPRS/3G/HSDPA technologies. In Italy, we measure fixed-line broadband customers based on the number of active contracts signed, while mobile broadband customers are those consumers who have performed at least one mobile internet event in the previous month on GPRS/3G/HSPA/4G/LTE network technology. Mobile broadband customers in Kazakhstan and Uzbekistan (as well as in Kyrgyzstan, Armenia, Tajikistan and Georgia) are those who have performed at least one mobile internet event in the three-month period prior to the measurement date, as well as fixed internet access using FTTB, xDSL and WiFi technologies.

Recent Accounting Pronouncements

Please refer to Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Results of Operations

Overview

Our total operating revenue was US$9,625 million for the year ended December 31, 2015, compared to US$13,517 million for the year ended December 31, 2014. Our operating profit was US$524 million for the year ended December 31, 2015, compared to US$1,873 million for the year ended December 31, 2014. The loss for the year attributable to the owners of the parent was US$655 million for the year ended December 31, 2015, compared to a loss of US$647 million for the year ended December 31, 2014.

We use the U.S. dollar as our reporting currency. The functional currencies of our group are the Russian ruble in Russia, the Algerian dinar in Algeria, the Pakistani rupee in Pakistan, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Kazakh tenge in the Republic of Kazakhstan, the Uzbek som in Uzbekistan, the Kyrgyz som in Kyrgyzstan, the Armenian dram in the Republic of Armenia, the U.S. dollar in Tajikistan, the Georgian lari in Georgia, the Lao kip in Laos and the Euro in Italy.

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

Consolidated results

Financial results for 2014 and 2013 are restated to reflect the classification of WIND Italy as a discontinued operation.

	Year ended December 31,
	2015	2014	2013
	(In millions of US dollars)
Service revenue	9,332	13,231	15,472
Sale of equipment and accessories	190	218	391
Other revenue	103	68	103

Total operating revenue	9,625	13,517	15,966

Operating expenses
Service costs	1,956	2,962	3,595
Cost of equipment and accessories	231	252	438
Selling, general and administrative expenses	4,563	4,743	6,256
Depreciation	1,550	1,996	2,245
Amortization	517	647	808
Impairment loss	245	976	2,963
Loss on disposals of non-current assets	39	68	93

Total operating expenses	9,101	11,644	16,398

Operating profit	524	1,873	(432)

Finance costs	829	1,077	1,213
Finance income	(52)	(52)	(90)
Other non-operating losses/(gains)	42	(121)	(84)
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	(14)	38	159
Net foreign exchange (gain)/ loss	314	556	12

(Loss)/profit before tax	(595)	375	(1,642)

Income tax expense	220	598	1,813

(Loss)/profit for the year from continuing operations	(815)	(223)	(3,455)

(Loss)/profit after tax for the year from discontinued operations	262	(680)	(633)

(Loss)/profit for the year	(553)	(903)	(4,088)

Attributable to:
The owners of the parent (continuing operations)	(917)	33	(1,992)
The owners of the parent (discontinued operations)	262	(680)	(633)
Non-controlling interest	102	(256)	(1,463)

	(553)	(903)	(4,088)

The table below shows, for the periods indicated, the following consolidated statement of operations data expressed as a percentage of consolidated total operating revenue:

	Year ended December 31,
	2015	2014	2013
Service revenue	97%	97%	97%
Sale of equipment and accessories	2%	2%	2%
Other revenue	1%	1%	1%

Total operating revenue	100.0%	100.0%	100.0%

Operating expenses
Service costs	20%	22%	23%
Cost of equipment and accessories	2%	2%	3%
Selling, general and administrative expenses	47%	35%	39%
Depreciation	16%	15%	14%

	Year ended December 31,
	2015	2014	2013
Amortization	5%	5%	5%
Impairment loss	3%	7%	19%
Loss on disposals of non-current assets	1%	1%	1%

Total operating expenses	95%	86%	103%

Operating profit	5%	14%	(3)%

Finance costs	9%	8%	8%
Finance income	(1)%	(0)%	(1)%
Other non-operating losses/(gains)	1%	(1)%	(1)%
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	(0)%	0%	1%
Net foreign exchange (gain)/loss	3%	4%	0%

Profit/(loss) before tax	(6)%	3%	10%

Income tax expense	2%	4%	11%
(Loss)/profit for the year from continuing operations	(8)%	(2)%	(22)%
(Loss)/profit after tax for the year from discontinued operations	3%	(5)%	(4)%

Profit/(loss) for the year	(6)%	(7)%	(26)%

Attributable to:
The owners of the parent	(7)%	(5)%	(16)%
Non-controlling interest	1%	(2)%	(9)%

	(6)%	(7)%	(26)%

The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Segmentation of Total Operating Revenue

	Year ended December 31,
	2015	2014	2013
	(In millions of US dollars)
Russia	4,602	7,459	9,109
Algeria	1,273	1,692	1,796
Pakistan	1,014	1,010	1,069
Bangladesh	604	563	504
Ukraine	622	1,062	1,610
Kazakhstan	598	755	839
Uzbekistan	711	718	673
HQ and Others
Other Countries(1)	470	566	602
Intercompany eliminations and other	(269)	(308)	(236)

Total	9,625	13,517	15,966

(1)	Total operating revenue for Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos.

The following table shows the percentage of our total operating revenue represented by each reportable segment’s total operating revenue from external customers (excluding intersegment revenue) for each reportable segment for the periods indicated:

	Year ended December 31,
	2015	2014	2013
Russia	47.8%	55.2%	57.1%
Algeria	13.2%	12.5%	11.2%
Pakistan	10.5%	7.5%	6.7%
Bangladesh	6.3%	4.2%	3.2%
Ukraine	6.5%	7.9%	10.1%
Kazakhstan	6.2%	5.6%	5.3%
Uzbekistan	7.4%	5.3%	4.2%
HQ and Others
Other Countries(1)	4.9%	4.2%	3.8%
Intercompany eliminations and other	(2.8)%	(2.4)%	(1.6)%

Total	100.0%	100.0%	100.0%

(1)	Total operating revenue for Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos.

Segmentation of Adjusted EBITDA

	Year ended December 31,
	2015	2014	2013
	(In millions of US dollars)
Russia	1,825	2,980	3,815
Algeria	684	857	(212)
Pakistan	409	386	441
Bangladesh	242	219	187
Ukraine	292	484	781
Kazakhstan	276	349	390
Uzbekistan	437	461	347
HQ and Others
Other Countries(1)	221	228	264
HQ and Other	(1,511)	(404)	(336)

Total	2,875	5,560	5,677

(1)	Adjusted EBITDA for Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos.

Revenue

During the three years ended December 31, 2015, we generated revenue from providing voice, data and other telecommunication services through a range of traditional and broadband mobile and fixed technologies, as well as selling equipment and accessories.

Service Revenue

Our service revenue included revenue from airtime charges from postpaid and prepaid customers, monthly contract fees, time charges from customers online using internet services, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for VAS such as messaging, data and infotainment. Roaming revenue includes both revenue from our customers who roam outside of their home country networks and revenue from other wireless carriers for roaming by their customers on our network. Roaming revenue does not include revenue from our own customers roaming while traveling across Russian regions within our network (so called “intranet roaming”).

Sales of Equipment and Accessories and Other Revenue

We sold mobile handsets, equipment and accessories to our customers. Our other revenue included revenue from site sharing and other services provided by VimpelCom.

Expenses

Operating Expenses

During the three years ended December 31, 2015, we had two categories of operating expenses directly attributable to our revenue: service costs and the costs of equipment and accessories.

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

In addition to service costs and the costs of equipment and accessories, during the three years ended December 31, 2015, our operating expenses included:

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

Finance Costs

We incurred interest expense on our vendor financing agreements, loans from banks, bonds, capital leases and other borrowings net of amounts capitalized. Our interest bearing liabilities carry both fixed and floating interest rates. On our borrowings with a floating interest rate, the interest rate is linked to LIBOR, AB SEK, MosPRIME, KIBOR, Bangladeshi T-Bill and Bank of Algeria Re-Discount Rate. Our interest expense depends on a combination of prevailing interest rates and the amount of our outstanding interest bearing liabilities. Of our interest bearing liabilities, taking into account the effect of hedges, 77% have fixed rates and 23% have floating rates.

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

Shares of (Profit)/Loss of Associates and Joint Ventures Accounted for Using the Equity Method

Shares of (profit)/loss of associates and joint ventures accounted for using the equity method represent our share in profit and loss of our joint ventures and associates accounted for using the equity method, primarily represented by Euroset.

Net Foreign Exchange Loss/(Gain)

The functional currencies of our group are the Russian ruble in Russia, the Algerian dinar in Algeria, the Pakistani rupee in Pakistan, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Kazakh tenge in the Republic of Kazakhstan, the Uzbek som in Uzbekistan, the Kyrgyz som in Kyrgyzstan, the Armenian dram in the Republic of Armenia, the U.S. dollar in Tajikistan, the Georgian lari in Georgia, the Lao kip in Laos and the Euro in Italy. Monetary assets and liabilities denominated in foreign currencies are translated into our respective functional currencies on the relevant balance sheet date. We record changes in the values of such assets and liabilities as a result of exchange rate changes in our results of operations under the line item net foreign exchange (loss)/gain.

Income Tax Expense

The statutory income tax rate in Russia, Kazakhstan, Laos and Armenia in 2015, 2014 and 2013 was 20.0% for each country. In Algeria, the statutory income tax rate was 26% in 2015, 23% in 2014 and 25% in 2013. The statutory income tax rate in Pakistan was 32% in 2015, 33% in 2014 and 34% in 2013. The statutory income tax rate in Bangladesh was 45.0% in 2015, 2014 and 2013, respectively. The statutory income tax rate in Ukraine was 18% in 2015, 18% in 2014 and 19.0% in 2013. In Uzbekistan, the income tax rate was 7.5% in 2015, 8.0% in 2014 and 9.0% respectively in 2013 (and 8% local infrastructure development tax, which is assessed on income after corporate income tax). The statutory income tax rate in Kyrgyzstan in 2015, 2014 and 2013 was 10.0%. The statutory income tax rate in Georgia was 15.0% in 2015, 2014 and 2013 respectively. The statutory income tax rate in Luxembourg was 22.47% in 2015, 22.47% in 2014 and 22.05% in 2013 (and 6.75% regional tax, which is assessed on income). The statutory income tax rate in the Netherlands was respectively 25.0% in 2015, 2014 and 2013. The statutory tax rate of Tajikistan was 24.0% in 2015 and 25.0% in 2014 and 2013. The statutory income tax rate in Italy was 27.5% in 2015, 2014 and 2013 (and 4.82% in 2015, 4.55% in 2014 and 4.58% in 2013 as a regional tax, which is assessed on income).

Discontinued Operations

The line item discontinued operations represents the results of our operations in Italy, which is classified as an asset held for sale and discontinued operation. For more information, please see Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Total Operating Revenue

Our consolidated total operating revenue decreased by 29% to US$9,625 million during 2015 from US$13,517 million during 2014 primarily due to a decrease of total operating revenue of 38% in Russia, 25% in Algeria and 41% in Ukraine, largely related to the depreciation of functional currencies against the U.S. dollar in 2015, as described in greater detail below. The discussion of revenue by reportable segments includes intersegment revenue. Our management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a stand-alone basis.

Total Operating Expenses

Our consolidated total operating expenses decreased by 22% to US$9,101 million during 2015 from US$11,644 million during 2014, and represented 95% and 86% of total operating revenue in 2015 and 2014, respectively. The decrease in absolute terms was primarily due to a decrease in service costs and cost of equipment and accessories of US$1,027 million, lower impairment losses by US$731 million and a decrease in depreciation and amortization expenses of US$576 million. Such decreases in 2015 compared to 2014, were largely related to depreciation of functional currencies against the U.S. dollar in 2015, partially offset by recognized exceptional items in a total amount of US$1,051 million in 2015, including the US$900 million Uzbekistan provision in connection with the investigations by the SEC, DOJ and OM and transformation costs of US$138 million related to our performance transformation program. In 2014, we recognized exceptional items in a total amount of US$65 million, mainly related to the closing of the Algeria Transaction.

Service Costs

Our consolidated service costs decreased by 34% to US$1,956 million during 2015 from US$2,962 million during 2014. As a percentage of consolidated total operating revenue, our service costs decreased to 20% during 2015 from 22% during 2014. The decrease in absolute terms was primarily due to decreased revenues related to currency devaluations of functional currencies against the U.S. dollar.

Cost of Equipment and Accessories

Our consolidated cost of equipment and accessories decreased by 8% to US$231 million in 2015 from US$252 million in 2014. This decrease was primarily due to a devaluation of functional currencies against the U.S. dollar.

Selling, General and Administrative Expenses

Our consolidated selling, general and administrative expenses decreased by 4% to US$4,563 million during 2015 from US$4,743 million during 2014. This decrease was primarily due to the depreciation of functional currencies against the U.S. dollar, partially offset by recognized exceptional items in a total amount of US$1,051 million in 2015, including the US$900 million Uzbekistan provision in connection with the investigations by the SEC, DOJ and OM and transformation costs of US$138 million related to our performance transformation program. In 2014, we recognized exceptional items in a total amount of US$65 million, mainly related to the closing of the Algeria Transaction. For more information about our provisions, see Note 24 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. As a percentage of consolidated total operating revenue, our consolidated selling, general and administrative expenses increased to 47% in 2015 from 35% in 2014, mainly due to the exceptional items mentioned above.

Adjusted EBITDA

Our consolidated adjusted EBITDA decreased by 48% to US$2,875 million during 2015 from US$5,560 million during 2014, primarily due to decreased revenues related to currency devaluations and the exceptional items mentioned above.

Depreciation and Amortization Expenses

Our consolidated depreciation and amortization expenses decreased by 22% to US$2,067 million in 2015 from US$2,643 million in 2014. The decrease was primarily the result of depreciation of our functional currencies against the U.S. dollar.

Impairment Loss

Our consolidated impairment loss was US$245 million in 2015 compared to US$976 million in 2014. The impairment loss in 2015 primarily related to impairment of obsolete network equipment in Pakistan of US$ 52 million, in Russia of US$ 28 million, obsolete network equipment and goodwill in Ukraine of US$66 million and impairment of goodwill in Armenia of US$ 44 million. The impairment loss in 2014 primarily related to impairment of goodwill related to Ukraine of US$767 million, in Pakistan of US$163 million, and goodwill and other assets in Laos, Georgia, Bangladesh, Burundi and Central African Republic of US$172 million which was partially offset by an impairment release as a result of the sale of our debt and equity interest in Wind Canada of US$110 million.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets decreased by 29% to US$39 million during 2015 from US$68 million during 2014, primarily due to depreciation of our functional currencies against the U.S. dollar.

Operating Profit

Our consolidated operating profit decreased to US$524 million in 2015 from US$1,873 million in 2014 due to an overall decrease in revenue and the exceptional items mentioned above, offset by lower impairment. Our consolidated operating profit as a percentage of total operating revenue in 2015 decreased to 5% from 14% in 2014.

Non-operating Profits and Losses

Finance Costs and Finance Income

Our consolidated finance costs decreased by 23% to US$829 million in 2015 from US$1,077 million in 2014, primarily due to a decrease in interest expense as a result of the redemption of certain bonds in April 2015 through a cash tender offer by VimpelCom Amsterdam B.V. that resulted in the repurchase of US$1,838 million of bonds, as well as lower U.S. dollar equivalents of ruble-denominated interest expenses as a result of the ruble depreciation. Our consolidated finance income remained at US$52 million in 2015.

Other Non-operating Losses/(Gains)

We recorded US$42 million in other non-operating losses during 2015 compared to US$121 million in gains during 2014. The change was primarily due to the positive movement in fair value of other derivatives of US$114 million recorded in 2014.

Shares of Loss/(Profit) of Associates and Joint Ventures Accounted for Using the Equity Method

We recorded a profit of US$14 million from our equity in associates and joint ventures in 2015 compared to a loss of US$38 million in 2014. The change was primarily due to the improved results of Euroset and the loss recorded on the sale of Wind Canada in 2014.

Net Foreign Exchange (Gain)/Loss

We recorded a loss of US$314 million from foreign currency exchange in 2015 compared to a loss of US$556 million from foreign currency exchange in 2014. The loss in 2015 was primarily due to a revaluation of our U.S. dollar net financial liabilities in both Russia and Ukraine primarily due to depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar in 2015. The loss in 2014 was primarily due to revaluation of our U.S. dollar net financial liabilities in Russia due to depreciation of the Russian ruble against the U.S. dollar in 2014.

Income Tax Expense

Our consolidated income tax expense decreased by 63% to US$220 million in 2015 from US$598 million in 2014. The decrease in income taxes was primarily due to a decrease in provisions for future withholding taxes on intercompany dividends booked in 2015. In addition, our income tax expenses were higher in 2014 due to the tax consequences relating to the Algeria Transaction that were recorded in 2014.

(Loss)/profit for the year from continuing operations

In 2015, our consolidated loss for the year from continuing operations was US$815 million, compared to US$223 million of loss for 2014. The loss for 2015 was primarily attributable to exceptional items in total amount of US$1,051 million described above. See “—Recent Developments and Trends—Investigations” and Note 24 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

(Loss)/profit after tax for the year from discontinued operations

In 2015, our consolidated profit after tax for the year from discontinued operations, which is comprised primarily of our operations in Italy, was US$262 million, compared to US$680 million of loss for 2014. In functional currency terms, total operating revenue in Italy decreased by 4% in 2015 compared to 2014, primarily due to a decrease in our mobile revenues and a decrease in fixed-line revenues, attributable to a decline in voice volumes and a decrease in indirect customer base (subscribers who access WIND’s network through Telecom Italia’s network but who are managed commercially by WIND, including both corporate and consumer subscribers). The 2015 results were positively influenced by the net effect of WIND Italy’s sale of 90% of the shares of its towers subsidiary, Galata, to Cellnex in the first quarter 2015 and a reduction in financial expenses resulting from refinancing activities carried out in 2014 and 2015.

Profit for the Year Attributable to the Owners of the Parent

In 2015, the consolidated loss for the year attributable to the owners of the parent was US$655 million compared to a loss of US$647 million in 2014. The movement was mainly due to an overall decrease in revenue and the exceptional items mentioned above.

Profit for the Year Attributable to Non-controlling Interest

Our profit for the year attributable to non-controlling interest was US$102 million in 2015 compared to a loss of US$256 million in 2014, mainly due to the profit recorded at GTH level. This primarily relates to the Algerian results and the change in ownership that occurred during 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Total Operating Revenue

Our consolidated total operating revenue decreased by 15% to US$13,517 million during 2014 from US$15,966 million during 2013 primarily due to depreciation of the functional currencies of all operations, lower sale of equipment and accessories, as well as the impact of macroeconomic developments in Russia, Ukraine and Pakistan, as well as the delayed 3G launch in Algeria. The discussion of revenue by reportable segments includes intersegment revenue. Our management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a stand-alone basis.

Total Operating Expenses

Our consolidated total operating expenses decreased by 29% to US$11,644 million during 2014 from US$16,398 million during 2013, and represented 86% and 103% of total operating revenue in 2014 and 2013, respectively. This decrease was primarily due to depreciation of the functional currencies of all operations, a decrease in service costs of US$633 million, a decrease in selling, general and administrative expenses of US$1,513 million and lower impairment losses of US$1,987 million.

Service Costs

Our consolidated service costs decreased by 18% to US$2,962 million during 2014 from US$3,595 million during 2013. As a percentage of consolidated total operating revenue, our service costs decreased to 22% during 2014 from 23% during 2013. The decrease in absolute terms was primarily due to the overall decrease in revenue and the depreciation of the functional currencies of our operations.

Cost of Equipment and Accessories

Our consolidated cost of equipment and accessories decreased by 42% to US$252 million in 2014 from US$438 million in 2013 due to the depreciation of the functional currencies of our operations and decreased sales of equipment and accessories in Russia.

Selling, General and Administrative Expenses

Our consolidated selling, general and administrative expenses decreased by 24% to US$4,743 million during 2014 from US$6,256 million during 2013. This decrease was primarily due to the depreciation of the functional currencies of all operations and operational excellence programs, partially offset by an increase in frequency fees in Ukraine and higher network costs in Algeria, Pakistan and Bangladesh due to 3G rollout. In addition, in 2013 a provision of litigation was recorded for the Bank of Algeria claim, while in 2014 a provision was recorded for settlement with Cevital. As a percentage of consolidated total operating revenue, our consolidated selling, general and administrative expenses decreased to 35% in 2014 from 39% in 2013.

Adjusted EBITDA

Our consolidated adjusted EBITDA decreased by 2% to US$5,560 million during 2014 from US$5,677 million during 2013, primarily due to an overall decrease in revenue, partially offset by lower service costs and lower selling, general and administrative expenses.

Depreciation and Amortization Expenses

Our consolidated depreciation and amortization expenses decreased by 13% to US$2,643 million in 2014 from US$3,053 million in 2013. The decrease was primarily the result of depreciation of the functional currencies in 2014, accelerated depreciation of network equipment in Pakistan in 2013 due to network modernization and lower amortization in Algeria due to a reduction in the charge on customer relationships recognized as part of our acquisition of Wind Telecom S.p.A. in 2011, only partially offset by increased depreciation as a result of accelerated roll out of our 3G network and the roll out of a 4G/LTE network in Russia.

Impairment Loss

Our consolidated impairment loss was US$976 million in 2014 in comparison with US$2,963 million in 2013. The impairment loss in 2014 primarily related to impairment of goodwill related to Ukraine of US$767 million, in Pakistan of US$163 million, and goodwill and other assets in Laos, Georgia, Bangladesh, Burundi and Central African Republic of US$172 million, which was partially offset by an impairment release as a result of the sale of our debt and equity interest in Wind Canada of US$110 million. The impairment loss in 2013 primarily related to impairment of goodwill related to Ukraine of US$2,085 million, in Laos of US$25 million and in Armenia of US$20 million, and impairment of the 4G/LTE telecommunication license in Uzbekistan of US$30 million. In addition, in 2013 we impaired our shareholder loans to Wind Canada in the amount of US$764 million.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets decreased by 27% to US$68 million during 2014 from US$93 million during 2013 primarily due to lower equipment write-offs during 2014 in our Russia segment.

Operating Profit

Our consolidated operating profit increased to US$1,873 million in 2014 from an operating loss of US$432 million in 2013 due to the reasons described above, primarily lower impairment losses in 2014 and a one-off charge for the Bank of Algeria claim in 2013.

Non-operating Profits and Losses

Finance Costs and Finance Income

Our consolidated finance costs decreased by 11% to US$1,077 million in 2014 from US$1,213 million in 2013, primarily due to lower U.S. dollar equivalents of ruble-denominated interest expenses as a result of the ruble depreciation. Our consolidated finance income decreased by 42% to US$52 million in 2014 from US$90 million in 2013, primarily due to lower interest earned on deposits and interest income from loans to Wind Canada that were fully impaired in 2013.

Other Non-operating Losses/(Gains)

We recorded US$121 million in other non-operating gains during 2014 compared to US$84 million in gains during 2013. The change was primarily due to the positive movement in fair value of other derivatives of US$114 million while in 2013 we had gains recorded for indemnity claims of US$84 million.

Shares of Loss/(Profit) of Associates and Joint Ventures Accounted for Using the Equity Method

We recorded a loss of US$38 million from our equity in associates and joint ventures in 2014 compared to a loss of US$159 million in 2013. The change was primarily due to lower losses from our investment in Wind Canada in 2014 due to full impairment of loans to Wind Canada in 2013.

Net Foreign Exchange (Gain)/Loss

We recorded a loss of US$556 million from foreign currency exchange in 2014 compared to US$12 million foreign currency exchange loss in 2013. The loss in 2014 was primarily due to revaluation of our U.S. dollar financial liabilities primarily due to depreciation of the ruble to the U.S. dollar in 2014 and revaluation of our U.S. dollar financial assets due to depreciation of the ruble to the U.S. dollar in 2013.

Income Tax Expense

Our consolidated income tax expense decreased by 67% to US$598 million in 2014 from US$1,813 million in 2013. The decrease in income taxes was primarily due to lower profits in Russia in 2014 and one-off withholding tax charges over the accumulated earnings that were booked in 2013. The one-off charges booked in 2013 mainly related to withholding tax on anticipated dividend distribution by our subsidiaries in Russia and Algeria. In addition, the 2013 tax position includes the write-off of the tax receivable in Algeria in the amount of US$551 million as part of the settlement with the Algerian government recorded in 2013.

(Loss)/profit for the year from continuing operations

In 2014, our consolidated loss for the year from continuing operations was US$223 million, compared to US$3,455 million of loss for 2013. The movement was primarily attributable to the lower impairment losses in 2014 and a one-off charge for the Bank of Algeria claim in 2013.

(Loss)/profit after tax for the year from discontinued operations

In 2014, our consolidated loss after tax for the year from discontinued operations was US$680 million, compared to US$633 million of loss for 2013. The higher loss is mainly due to lower EBITDA and an increase in net finance expenses as a result of higher one-off interest expense subsequent to the refinancing transactions, completed in April and July 2014.

Profit for the Year Attributable to the Owners of the Parent

In 2014, the consolidated loss for the year attributable to the owners of the parent was US$647 million compared to a US$2,625 million loss in 2013. The movement was due to losses for the year as a result of above mentioned factors, substantially lower impairment losses in 2014 and a one-off charge for the Bank of Algeria claim in 2013.

Profit for the Year Attributable to Non-controlling Interest

Our loss for the year attributable to non-controlling interest was US$256 million in 2014 compared to a loss of US$1,463 million in 2013, due to lower net losses in our consolidated subsidiaries that are not wholly owned by us. This primarily relates to GTH and its losses related to the Algeria Transaction in 2013.

Russia

Results of operations in US$

				‘14 – ‘15 % change US$	‘14 – ‘15 % change functional currency	‘13 – ‘14% change US$	‘13 – ‘14% change functional currency
	Year ended December 31,
	2015	2014	2013

	(In millions of US dollars)
Service revenue	4,433	7,249	8,745	(38.8)%	(2.0)%	(17.1)%	(1.8)%
Sale of equipment and accessories	162	197	350	(17.7)%	27.2%	(43.8)%	(28.5)%
Other revenue	7	14	15	(48.5)%	(15.8)%	(6.7)%	11.5%

Total operating revenue	4,602	7,459	9,109	(38.3)%	(1.2)%	(18.1)%	(2.8)%

Operating expenses
Service costs	1,232	2,073	2,434	(40.6)%	(5.0)%	(14.8)%	1.4%
Cost of equipment and accessories	193	221	381	(12.6)%	37.3%	(41.9)%	(27.3)%
Selling, general and administrative expenses	1,352	2,185	2,479	(38.1)%	(1.4)%	(11.8)%	4.6%

Adjusted EBITDA	1,825	2,980	3,815	(38.8)%	(1.5)%	(21.9)%	(7.8)%

Results of operations in RUB

	Year ended December 31,
	2015	2014	2013
	(In millions of RUB)
Service revenue	267,966	273,502	278,432
Sale of equipment and accessories	10,027	7,881	11,016
Other revenue	434	516	462

Total operating revenue	278,427	281,898	289,910

Operating expenses
Service costs	74,655	78,579	77,491
Cost of equipment and accessories	12,007	8,747	12,032
Selling, general and administrative expenses	81,620	82,636	78,965

Adjusted EBITDA	110,145	111,935	121,422

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of the period; in millions)	59.8	57.2	56.5
ARPU in USD	5.2	8.6	10.6
ARPU in RUB	314	323	338
MOU in minutes	311	304	291
Annual churn (as a percentage)	53.8	60.1	63.9
Broadband customers (end of the period; in millions)	4.0	3.7	3.1
Fixed-Line
Broadband customers (end of the period; in millions)	2.2	2.3	2.3

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our total operating revenue in Russia decreased by 38.3% to US$4,602 million in 2015 compared to US$7,459 million in 2014 mainly due to depreciation of the ruble against the U.S. dollar, as nearly all revenue generated by our operations in Russia are denominated in rubles. In functional currency terms, total operating revenue in Russia decreased by 1.2% due to a targeted shift away from lower margin traffic-termination revenue. Despite the macroeconomic slowdown in Russia, mobile data revenue increased by 17% due to the trend of increased data use. Our Russia total operating revenue consists of both mobile and fixed-line services.

Mobile Revenue

Our total mobile operating revenue in Russia decreased by 36.8% to US$3,836 million in 2015 from US$6,071 million in 2014. In functional currency terms, total mobile operating revenue increased by 1.2%.

During 2015, we generated US$1,817 million of our Russia segment service revenue from mobile voice services (i.e., airtime charges from mobile postpaid and prepaid customers, including monthly contract fees and roaming fees and roaming fees received from other mobile services operators for providing roaming services to their customers), or 47.4% of the total mobile operating revenue in our Russia segment, compared to US$3,095 million, or 51.0% of the total mobile operating revenue in 2014. In U.S. dollars terms, our mobile voice services revenue in Russia decreased by 41.3%. In functional currency terms, it decreased by 5.7% due to a reduction in average price per minute (APPM), as existing customers migrated to new price plans.

During 2015, we generated US$1,243 million of our Russia segment service revenue from VAS, including data revenue, or 32.4% of the total mobile operating revenue in our Russia segment, compared to US$1,820 million, or 30.0% of the total mobile operating revenue in our Russia segment, in 2014. In U.S. dollars terms, the decrease was 31.7%, while in functional currency terms, our Russia segment service revenue from VAS, including data revenue, increased by 9.3% during 2015 compared to 2014, primarily due to increased data usage in line with the trend seen in 2015.

During 2015, we generated US$611 million of our Russia segment service revenue from interconnect fees, or 15.9% of the total mobile operating revenue in our Russia segment, compared to US$961 million, or 15.8% of the total mobile operating revenue in our Russia segment, in 2014. In U.S. dollars terms, the decrease was 36.4%, while in functional currency terms, our Russia segment service revenue from interconnect fees increased by 1.9% during 2015 compared to 2014, primarily due to the favorable impact of the ruble/U.S. dollar exchange rate in interconnection agreements with international operators based on U.S. dollar terms partially offset by a decline in local incoming traffic.

Our total mobile operating revenue in our Russia segment also included revenue from sales of equipment and accessories and other revenue. During 2015, revenue from sales of equipment and accessories and other revenue in Russia decreased by 15.8% to US$164 million, or 4.3% of the total mobile operating revenue in our Russia segment in 2015, from US$195 million, or 3.2% of the total mobile operating revenue in our Russia segment, in 2014. In functional currency terms, our Russia segment sales of equipment and accessories and other revenue increased by 29.8% during 2015 compared to 2014, primarily as a result of the active promotion of device sales.

Fixed-line Revenue

In 2015, our total operating revenue from our fixed-line services in Russia decreased by 44.8% to US$766 million from US$1,388 million in 2014. Our total operating revenue from fixed-line services in Russia in 2015 consisted of US$317 million generated from business operations, US$246 million generated from wholesale operations and US$203 million generated from residential and FTTB operations. In functional currency terms, our total operating revenue from our Russia fixed-line services decreased by 12.8% during 2015 compared to 2014, primarily due to a targeted shift away from lower margin traffic and the macroeconomic slowdown.

Adjusted EBITDA

Our Russia adjusted EBITDA decreased by 38.8% to US$1,825 million in 2015 compared to US$2,980 million in 2014. In functional currency terms, our Russia adjusted EBITDA decreased by 1.5%, primarily as a result of negative foreign exchange effect on roaming and interconnect costs. In functional currency terms, adjusted EBITDA margin in 2015 in our Russia segment was 39.6%, which is 0.1 percentage points below adjusted EBITDA margin in 2014. The decrease was primarily due to the negative effect of the depreciation of the ruble against the U.S. dollar.

Certain Performance Indicators

As of December 31, 2015, we had approximately 59.8 million mobile customers in Russia, representing an increase of 4.5% from approximately 57.2 million mobile customers as of December 31, 2014. Our mobile customer growth in Russia in 2015 was mainly due to improved customer retention linked to product improvements, loyalty program developments and the promotion of new bundled price plans. We also strengthened our distribution channels through the roll out of owned mono-brandstores, the acquisition of franchise stores and the growth of sales through Svyaznoy (a large independent handset retailer in Russia).

In 2015, our mobile ARPU in Russia decreased by 39.7% to US$5.2 compared to US$8.6 in 2014, primarily as a result of foreign exchange effects. In functional currency terms, mobile ARPU in Russia decreased by 3% in 2015 compared to 2014, due to lower voice and roaming revenue attributed to an APPM reduction as existing customers migrated to new price plans.

In 2015, our mobile MOU in Russia increased by 2.4% to 311 from 304 in 2014, primarily as a result of on-net traffic growth caused by migration of customers to the new offers and bundles.

In 2015, our mobile churn rate in Russia decreased to 53.8% compared to 60.1% in 2014, primarily due to a focus on customer loyalty and the addition of high quality customers.

The fixed-line broadband customers are mainly represented by FTTB customers. As of December 31, 2015, we had approximately 2.2 million fixed-line customers in Russia, compared to approximately 2.3 million fixed-line customers as of December 31, 2014. The decrease was primarily due to our strategy of focusing on profitable customers and therefore maximizing cash flow.

As of December 31, 2015, we had approximately 4.0 million mobile broadband customers using USB modems in Russia, representing an increase of approximately 10.1% from the approximately 3.7 million mobile broadband customers as of December 31, 2014. The increase was mainly due to an improved churn rate.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our total operating revenue in Russia decreased by 18.1% to US$7,459 million in 2014 compared to 2013 mainly due to the negative effect of the depreciation of the ruble against the U.S. dollar. In functional currency terms, total operating revenue in Russia decreased by 2.8% due to the measures taken to eliminate unrequested services from content providers to our customers. Our Russia total operating revenue consists of mobile services and fixed-line services.

Mobile Revenue

Our total mobile operating revenue in Russia decreased by 19.4% to US$6,071 million in 2014 from US$7,536 million in 2013. In functional currency terms, our mobile service revenue decreased by 3.3%.

In 2014, we generated US$3,095 million of our Russia segment service revenue from mobile voice services (i.e., airtime charges from mobile postpaid and prepaid customers, including monthly contract fees and roaming fees, as well as roaming fees received from other mobile services operators for providing roaming services to their customers), or 51.0% of the total mobile operating revenue in our Russia segment, compared to US$3,923 million, or 52.1% of the total mobile operating revenue in our Russia segment in 2013. In U.S. dollars terms, our mobile voice services revenue in Russia decreased by 21.1%. In functional currency terms, it decreased by 7.0% due to decreased ARPU, caused by natural APPM deterioration and roaming decline.

In 2014, we generated US$1,820 million of our Russia segment service revenue from VAS, including data revenue, or 30.0% of the total mobile operating revenue in our Russia segment, compared to US$2,099 million, or 27.9% of the total mobile operating revenue in our Russia segment during 2013. In U.S. dollars terms, the decrease was 13.3%, while in functional currency terms, our Russia segment service revenue from VAS, including data revenue, increased by 3.2% during 2014 compared to 2013. Such a low growth in functional currency terms is primarily due to decrease of VAS related to the measures taken to eliminate unrequested services from content providers to our customers.

In 2014, we generated US$961 million of our Russia segment service revenue from interconnect fees, or 15.8% of the total mobile operating revenue in our Russia segment, compared to US$1,171 million, or 15.5% of the total mobile operating revenue, in 2013. In U.S. dollars terms, the decrease was 17.9%, while in functional currency terms, our Russia segment service revenue from interconnect fees decreased by 2.7% during 2014 compared to 2013, primarily due to a decreased volume of incoming traffic from other operators.

Our total mobile operating revenue in our Russia segment also included revenue from sales of equipment and accessories and other mobile revenue. In 2014, revenue from sales of equipment and accessories and other revenue decreased by 43.2% to US$195 million, or 3.2% of the total mobile operating revenue in our Russia segment in 2014, from US$344 million, or 4.6% of the total mobile operating revenue in our Russia segment, in 2013. In functional currency terms, our Russia segment sales of equipment and accessories and other revenue decreased by 27.7% in 2014 compared to 2013, primarily as a result of decreased sales of devices (such as iPhones).

Fixed-line Revenue

In 2014, our total operating revenue from our fixed-line services in Russia decreased by 11.7% to US$1,388 million from US$1,572 million in 2013. Our total operating revenue from fixed-line services in Russia in 2014 consisted of US$549 million generated from business operations, US$489 million generated from wholesale operations and US$349 million generated from residential and FTTB operations. In functional currency terms, our total operating revenue from our Russia fixed-line services increased by 5.1% during 2014 compared to 2013, primarily due to the favorable impact of the ruble/U.S. dollar exchange rate in fixed-line contracts based on U.S. dollar terms.

Adjusted EBITDA

Our Russia adjusted EBITDA decreased by 21.9% to US$2,980 million in 2014 compared to US$3,815 million in 2013. In functional currency terms, our Russia adjusted EBITDA decreased by 7.8%, primarily as a result of the negative effect of the depreciation of the ruble against the U.S. dollar on roaming, interconnect costs and structural operational expenditure, while network related costs also increased as a result of the accelerated high-speed data network roll out. In functional currency terms, the adjusted EBITDA margin in 2014 in our Russia segment was 39.7%, which was 2.2 percentage points below the adjusted EBITDA margin in 2013. The decrease was primarily due to the negative effect of the depreciation of the ruble against the U.S. dollar on costs and the increase in network related costs.

Certain Performance Indicators

As of December 31, 2014, we had approximately 57.2 million mobile customers in Russia, representing an increase of 1.2% from approximately 56.5 million mobile customers as of December 31, 2013. Our mobile customer growth in Russia in 2014 was mainly due to the reduction in churn, which was caused by activity to improve customer loyalty and quality of sales, as well as the investments made to our high-speed data network.

In 2014, our mobile ARPU in Russia decreased by 19.1% to US$8.6 compared to 2013, primarily as a result of depreciation of the ruble against the U.S. dollar. In functional currency terms, mobile ARPU in Russia decreased by 4.3% in 2014 compared to 2013, due to decreased voice revenue and as a result of the measures taken to reject spam and unrequested services from content providers to our customers.

In 2014, our mobile MOU in Russia increased by 4.3% to 304 from 291 in 2013, primarily as a result of the consistent promotion of bundled and on-net oriented offers.

In 2014, our mobile churn rate in Russia decreased to 60.1% compared to 63.9% in 2013 due to continued improvements in customer perception during 2014.

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

Algeria

Results of operations in US$

	Year ended December 31,			‘14 – ‘15 % change	‘14 – ‘15 % change functional	‘13 – ‘14 % change	‘13 – ‘14 % change functional
	2015	2014	2013	US$	currency	US$	currency
	(In millions of US dollars)
Service revenue	1,259	1,678	1,790	(25.0)%	(6.6)%	(6.3)%	(5.6)%
Sale of equipment and accessories	13	12	6	7.5%	35.6%	103.4%	117.9%
Other revenue	1	2	—	(30.7)%	(15.1)%	100.0%	100.0%

Total operating revenue	1,273	1,692	1,796	(24.7)%	(6.2)%	(5.8)%	(4.9)%

Operating expenses
Service costs	242	328	346	(24.5)%	(6.1)%	(7.5)%	(8.1)%
Cost of equipment and accessories	17	12	6	44.1%	82.0%	102.0%	103.8%
Selling, general and administrative expenses	330	495	1,656	(34.2)%	(19.3)%	(69.7)%	(68.5)%

Adjusted EBITDA	684	857	(212)	(20.2)%	(0.7)%	(504.3)%	(560.0)%

Results of operations in DZD

	Year ended December 31,
	2015	2014	2013
	(In billions of DZD)
Service revenue	127	135	143
Sale of equipment and accessories	1	1	—
Other revenue	—	—	—

Total operating revenue	128	136	143

Operating expenses
Service costs	24	26	28
Cost of equipment and accessories	2	1	—
Selling, general and administrative expenses	33	40	130

Adjusted EBITDA	69	69	(15)

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of the period; in millions)	17.0	17.7	17.6
ARPU in USD	6.0	7.9	8.4
ARPU in DZD	603	636	693
MOU in minutes	209	210	216
Annual churn (as a percentage)	38.5	28	31.6

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Algeria total operating revenue decreased by 24.7% to US$1,273 million in 2015 compared to US$1,692 million in 2014 mainly due to the depreciation of the Algerian dinar against the U.S. dollar. In functional currency terms, total operating revenue in Algeria decreased by 6.2% due to aggressive price competition, device promotion by competitors and delays in the launch of OTA’s 3G network. Our Algeria total operating revenue consists of revenue from providing mobile services.

Mobile Revenue

In 2015, we generated US$1,041 million of our Algeria segment service revenue from mobile voice services (i.e., airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, as well as roaming fees received from other mobile service operators for providing roaming services to their customers), or 81.7% of our total operating revenue in our Algeria segment, compared to US$1,442 million, or 85.2% of the total operating revenue in our Algeria segment, in 2014. In U.S. dollar terms, our mobile voice services revenue in Algeria decreased by 27.8% as a result of the depreciation of the Algerian dinar against U.S. dollar. In functional currency terms, it decreased by 10.2% due to decreased voice ARPU resulting primarily from aggressive price competition.

In 2015, we generated US$99 million of our Algeria segment service revenue from interconnect fees, or 7.8% of the total operating revenue in our Algeria segment, compared to US$120 million, or 7.1% of the total operating revenue in our Algeria segment, in 2014. In U.S. dollar terms, our Algeria segment service revenue from interconnect fees decreased by 17.6%, while in functional currency terms, it increased by 3.1%, due to an increase in the MTRs set by the regulator in Algeria for OTA from DZD 0.96 per minute to DZD 1.1 (approximately US$0.01 to US$0.011 as of December 31, 2015) per minute.

In 2015, we generated US$108 million of our Algeria segment service revenue from VAS, including data revenue, or 8.4% of the total operating revenue in our Algeria segment, compared to US$102 million, or 6.0% of the total operating revenue in our Algeria segment, in 2014. In U.S. dollar terms, our Algeria segment service revenue from VAS, including data revenue, increased by 5.1%, while in functional currency terms, it increased by 31.3%, due to increased data usage in terms of amount of MB used and number of data users (2.9 million users in 2015 compared with 0.8 million users in 2014).

Our total operating revenue in our Algeria segment also includes revenue from sales of equipment and accessories and other revenue. During 2015, revenue from sales of equipment and accessories and other revenue in Algeria was US$14 million, whereas in 2014 revenue from sales of equipment and accessories and other revenue was US$14 million. In functional currency terms, our Algeria segment sales of equipment and accessories and other revenue increased by 28.3%, primarily as a result of subsidies offered and device promotions launched during 2015.

Adjusted EBITDA

Our Algeria adjusted EBITDA decreased by 20.2% to US$684 million in 2015 compared to US$857 million in 2014. In functional currency terms, our Algeria adjusted EBITDA remained stable in 2015, primarily due to a decrease in total revenues (DZD 8,600 million (approximately US$86 million)), offset by a decrease in operating expenses (DZD 8,700 million (approximately US$87 million)) due to a one-off charge recorded in 2014 related to a provision for Cevital litigation of DZD 4,300 million (approximately US$53 million). In 2015, we recorded a one-off charge of DZD 120 million (approximately US$12 million) related to the performance transformation program, as well as a decrease in certain expenses such as personnel costs, security and billing in relation to operational improvements.

Certain Performance Indicators

As of December 31, 2015, we had approximately 17.0 million customers in our Algeria segment, in comparison with 17.7 million customers as of December 31, 2014. The 3.9% decrease was mainly due to a reduction of high-value customers.

We did not have broadband customers in Algeria as of December 31, 2015.

In 2015, our mobile ARPU in Algeria decreased by 23.8% to US$6.0 compared to US$ 7.9 in 2014. In functional currency terms, our mobile ARPU in Algeria decreased by 5.2%, mainly due to aggressive price competition.

In 2015, our mobile MOU in Algeria was mostly stable, slightly decreasing by 0.5% to 209 from 210 in 2014. This decrease was due to a slight decrease in total traffic (44.5 billion minutes in 2014 compared to 43.5 billion minutes in 2015) coupled with a slight decrease in average customer base (17.6 million in 2014 compared to 17.3 million in 2015).

In 2015, our mobile churn rate in Algeria increased to 38.5% compared to 28.0% in 2014 due to increased competitive pressure and the continued loss of high-value customers in 2015 as a result of delays in the launch of our 3G network compared to our competitors.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Algeria total operating revenue decreased by 5.8% to US$1,692 million in 2014 compared to US$1,796 million in 2013. In functional currency terms, total operating revenue in Algeria decreased by 4.9%. Our Algeria total operating revenue consists of revenue from providing mobile services. Our revenue was negatively impacted by the delayed commercial launch of our 3G network compared to our competitors and adverse regulatory actions.

Mobile Revenue

In 2014, we generated US$1,442 million of our Algeria segment service revenue from mobile voice services (i.e., airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers), or 85.2% of our total operating revenue in our Algeria segment, compared to US$1,563 million, or 87.0% of the total operating revenue in our Algeria segment, in 2013. In U.S. dollar terms, our Algeria segment service revenue from mobile voice services decreased by 7.8%, while in functional currency terms it decreased by 6.9%. The decrease in service revenue from mobile voice services in our Algeria segment was primarily due to the delayed roll out of our 3G network compared to that of our competitors.

In 2014, we generated US$120 million of our Algeria segment service revenue from interconnect fees, or 7.1% of the total operating revenue in our Algeria segment, compared to US$126 million, or 7.0% of the total operating revenue in our Algeria segment, in 2013. In U.S. dollar terms, our Algeria segment service revenue from interconnect fees decreased by 4.5%, while in functional currency terms it decreased by 3.5%. The decrease during 2014 compared to 2013 was due to lower traffic terminated on our network.

In 2014, we generated US$102 million of our Algeria segment service revenue from VAS, including data revenue, or 6.0% of the total operating revenue in our Algeria segment, compared to US$92 million, or 5.1% of the total operating revenue in our Algeria segment, in 2013. In U.S. dollar terms, our Algeria segment service revenue from VAS increased by 11.1%, while in functional currency terms it increased by 12.2%. The increase in 2014 compared to 2013 was due to the launch of the 3G network in 2014 and our efforts to promote data tariff plans.

Our total operating revenue in our Algeria segment also includes revenue from sales of equipment and accessories and other revenue. In 2014, revenue from sales of equipment and accessories and other revenue was US$14 million, whereas in 2013 revenue from sales of equipment and accessories and other revenue was US$6 million. In U.S. dollar terms, revenue from sales of equipment and accessories and other revenue increased by 152.0%, while in functional currency terms it increased by 154.8% due to handsets promotion.

Adjusted EBITDA

Our Algeria adjusted EBITDA increased by US$1,069 million to US$857 million in 2014 compared to 2013, primarily due to a one-off charge in 2013 for the Bank of Algeria claim of US$1,266 million in 2013 as part of the settlement with the Algerian government, a one-off charge in 2014 of US$50 million related to the settlement of litigation with Cevital, increased network maintenance expenses due to the roll out of our 3G network and an overall decrease in revenue.

Certain Performance Indicators

As of December 31, 2014, we had approximately 17.7 million customers in our Algeria segment, in comparison with 17.6 million customers as of December 31, 2013. The 4.6% increase is due to our sales efforts to maintain customer market share and increased penetration on the market.

We did not have broadband customers in Algeria as of December 31, 2014.

In 2014, our mobile ARPU in Algeria decreased by 6.0% to US$7.9 compared to 2013. In functional currency terms, it decreased by 8.2%. The decrease was mainly due to the inability to attract high-value customers and promote corporate offers, as a result of limited network capacity due to limitations from the government coupled with actions of our competitors in the market.

In 2014, our mobile MOU in Algeria decreased by 2.8% to 210 from 216 in 2013 mainly due to lower customer usage patterns and a shift of a portion of the usage to certain competitors after their 3G launch.

In 2014, our mobile churn rate in Algeria decreased to 28.0% compared to 31.6% in 2013 due to the quality of acquired customers as a result of the promotion launched in the third quarter of 2014.

Pakistan

Results of operations in US$

	Year ended December 31,			‘14 – ‘15 % change	‘14 – ‘15 % change functional	‘13 – ‘14 % change	‘13 – ‘14 % change functional
	2015	2014	2013	US$	currency	US$	currency
	(In millions of US dollars)
Service revenue	960	966	1,029	(0.7)%	1.1%	(6.1)%	(6.4)%
Sale of equipment and accessories	2	1	2	218.5%	224.1%	(60.2)%	(59.5)%
Other revenue	52	43	38	18.7%	20.9%	13.2%	12.5%

Total operating revenue	1,014	1,010	1,069	0.3%	2.1%	(5.5)%	(5.8)%

Operating expenses
Service costs	135	152	167	(11.4)%	(9.9)%	(8.8)%	(8.9)%
Cost of equipment and accessories	3	1	4	263.2%	270.9%	(77.5)%	(77.5)%
Selling, general and administrative expenses	467	471	457	(1.0)%	0.9%	3.1%	2.5%

Adjusted EBITDA	409	386	441	5.9%	7.7%	(12.4)%	(12.6)%

Results of operations in PKR

	Year ended December 31,
	2015	2014	2013
	(In billions of PKR)
Service revenue	99	98	104
Sale of equipment and accessories	—	—	—
Other revenue	5	4	4

Total operating revenue	104	102	108

Operating expenses
Service costs	14	15	17
Cost of equipment and accessories	—	—	—
Selling, general and administrative expenses	48	48	46

Adjusted EBITDA	42	39	45

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of the period; in millions)	36.2	38.5	37.6
ARPU in USD	2.1	2.1	2.3
ARPU in PKR	213	209	234
MOU in minutes(1)	336	238	226
Annual churn (as a percentage)	33.3	26.0	23.0

(1)	Amounts includes minutes of usage generated from incoming revenue.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Pakistan total operating revenue increased by 0.3% to US$1,014 million in 2015 compared to US$1,010 million in 2014. In functional currency terms, total operating revenue in Pakistan increased by 2.1% due to data revenue growth and higher MFS revenue, which was partially offset by a decline in voice revenue caused by changes to hybrid offerings with decreased voice content. Our Pakistan total operating revenue consists of revenue from providing mobile services.

Mobile Revenue

In 2015, we generated US$614 million of our Pakistan segment service revenue from mobile voice services (i.e., airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, as well as roaming fees received from other mobile service operators for providing roaming services to their customers), or 60.5% of the total operating revenue in our Pakistan segment, compared to US$653 million, or 64.7% of the total operating revenue in our Pakistan segment, in 2014. In U.S. dollar terms, our mobile voice services revenue in Pakistan decreased by 6.0%. In functional currency terms, it decreased by 4.3%, primarily due to a decline in voice revenue caused by changes to hybrid offerings with decreased voice content.

In 2015, we generated US$132 million of our Pakistan segment service revenue from interconnect fees, or 13.0% of the total operating revenue in our Pakistan segment, compared to US$135 million, or 13.4% of the total operating revenue in our Pakistan segment, in 2014. In U.S. dollar terms, our Pakistan segment service revenue from interconnect fees decreased by 2.5%, while in functional currency terms, it decreased by 0.8%, due to lower local incoming traffic.

In 2015, we generated US$214 million of our Pakistan segment service revenue from VAS, including data revenue, or 21.1% of the total operating revenue in our Pakistan segment, compared to US$178 million, or 17.6% of the total operating revenue in our Pakistan segment, in 2014. In U.S. dollar terms, our Pakistan segment service revenue from VAS, including data revenue, increased by 20.2%, while in functional currency terms, it increased by 22.4%, due to data and MFS revenues growth, as a result of successful retail promotions and an increased footprint for our MFS agents in Pakistan.

Our total operating revenue in our Pakistan segment also includes revenue from sales of equipment and accessories and other revenue. In 2015, revenue from sales of equipment and accessories and other revenue in Pakistan was US$54 million compared to US$44 million in 2014. In functional currency terms, our Pakistan segment sales of equipment and accessories and other revenue increased by 24.1%, primarily as a result of an increase in revenues from site sharing and other services such as leasing lines, DSL and wireless internet.

Adjusted EBITDA

Our Pakistan adjusted EBITDA increased by 5.9% to US$409 million in 2015 compared to US$386 million in 2014. In functional currency terms, our Pakistan adjusted EBITDA increased by 7.7% in 2015, primarily due to slightly higher revenue and lower service costs as a result of cost efficiency initiatives, mainly in procurement and utilities. In functional currency terms, adjusted EBITDA margin in 2015 in our Pakistan segment was 40.4%, which is 2.2 percentage points higher than adjusted EBITDA margin in 2014.

Certain Performance Indicators

As of December 31, 2015, we had approximately 36.2 million customers in Pakistan, representing a decrease from 38.5 million customers as of December 31, 2014, primarily due to the required disconnection of approximately 5.6 million customers in May 2015 resulting from the implementation of the regulator’s SIM card re-verification procedures (see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business”).

We did not have a significant number of broadband customers in Pakistan as of December 31, 2015.

In 2015, our mobile ARPU in Pakistan remained stable at US$2.1 (equal to 2014). In functional currency terms, mobile ARPU in Pakistan increased in 2015 by 1.9% compared to 2014 mainly due to the successful completion of the SIM re-verification process, which resulted in the disconnection of lower revenue customers.

In 2015, our mobile MOU in Pakistan increased 41.2% to 336 from 238 in 2014 as a result of the success of our bundle offers and network modernization completed in 2014, which substantially increased network capacity.

In 2015, our mobile churn rate in Pakistan increased to 33.3% compared to 26.0% in 2014 due to the required disconnection of customers in 2015 after the completion of the SIM re-verification process.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Pakistan total operating revenue decreased by 5.5% to US$1,010 million in 2014 compared to US$1,069 million in 2013. In functional currency terms, total operating revenue in Pakistan decreased by 5.8%. Our Pakistan total operating revenue consists of revenue from providing mobile services.

Mobile Revenue

In 2014, we generated US$653 million of our Pakistan segment service revenue from mobile voice services (i.e., airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, as well as roaming fees received from other mobile service operators for providing roaming services to their customers), or 64.6% of our total operating revenue in our Pakistan segment, compared to US$692 million, or 64.7% of the total operating revenue in our Pakistan segment, in 2013. In U.S. dollar terms, our mobile voice service revenues in Pakistan decreased by 5.6%. In functional currency terms, it decreased by 6.3% primarily due to lower APPM due to competitive pressure.

In 2014, we generated US$135 million of our Pakistan segment service revenue from interconnect fees, or 13.4% of the total operating revenue in our Pakistan segment, compared to US$149 million, or 13.9% of the total operating revenue in our Pakistan segment, in 2013. In U.S. dollar terms, our Pakistan segment service revenue from interconnect fees decreased by 9.4%, while in functional currency terms, it decreased by 10.0%, due to lower International Clearing House (“ICH”) revenues because of an industry-wide steady decline in incoming international revenue after ICH implementation, which regulates international traffic.

In 2014, we generated US$178 million of our Pakistan segment service revenue from VAS, including data revenue, or 17.6% of the total operating revenue in our Pakistan segment, compared to US$185 million, or 17.3% of the total operating revenue in our Pakistan segment, in 2013. In U.S. dollar terms, our Pakistan segment service revenue from VAS, including data revenue, decreased by 3.7%, while in functional currency terms, it decreased by 4.0%, primarily due to lower overall VAS revenue partially offset by an increase in data revenue.

Our total operating revenue in our Pakistan segment also includes revenue from sales of equipment and accessories and other revenue. During 2014, revenue from sales of equipment and accessories and other revenue in Pakistan was US$44 million, compared to US$40 million in 2013. In functional currency terms, our Pakistan segment sales of equipment and accessories and other revenue increased by 9.4% due to handsets promotion.

Adjusted EBITDA

Our Pakistan adjusted EBITDA decreased to US$386 million during 2014 from US$441 million in 2013, primarily due to lower revenues. In functional currency terms, the Pakistan adjusted EBITDA margin in 2014 in our Pakistan segment was 38.2%, which is 3.5 percentage points below the Pakistan adjusted EBITDA margin in 2013.

Certain Performance Indicators

As of December 31, 2014, we had approximately 38.5 million customers in Pakistan, representing an increase from 37.6 million customers as of December 31, 2013.

We did not have a significant number of broadband customers in Pakistan as of December 31, 2014.

In 2014, our mobile ARPU in Pakistan decreased by 8.7% to US$2.1 from US$2.3 in 2013. In functional currency terms, mobile ARPU in Pakistan decreased in 2014 by 10.9% compared to 2013 mainly due to lower VAS services and decreased tariffs.

In 2014, our mobile MOU in Pakistan increased 5.3% to 238 from 226 in 2013 mainly due to active promotion of on-net oriented offers at competitive prices.

In 2014, our mobile churn rate in Pakistan increased to 26.0% compared to 23.0% in 2013 due to a delay in network modernization and aggressive pricing in the market.

Bangladesh

Results of operations in US$

	Year ended December 31,			‘14 – ‘15 % change	‘14 – ‘15 % change functional	‘13 – ‘14%	‘13 – ‘14 % change functional
	2015	2014	2013	US$	currency	change US$	currency
	(In millions of US dollars)
Service revenue	595	556	498	7.2%	7.8%	11.7%	10.5%
Sale of equipment and accessories	1	1	—	52.3%	52.9%	224.0%	223.7%
Other revenue	8	7	6	14.5%	15.2%	2.6%	2.5%

Total operating revenue	604	563	504	7.3%	7.9%	11.6%	10.5%

Operating expenses
Service costs	110	100	80	9.7%	10.3%	25.1%	24.3%
Cost of equipment and accessories	—	1	—	—	—	—	—
Selling, general and administrative expenses	252	243	237	4.2%	4.8%	2.1%	1.5%

Adjusted EBITDA	242	219	187	10.5%	11.0%	17.4%	15.3%

Results of operations in BDT

	Year ended December 31,
	2015	2014	2013
	(In billions of BDT)
Service revenue	46	42	39
Sale of equipment and accessories	—	—	—
Other revenue	1	1	1

Total operating revenue	47	43	40

Operating expenses
Service costs	9	8	6
Cost of equipment and accessories	—	—	—
Selling, general and administrative expenses	19	18	19

Adjusted EBITDA	19	17	15

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of the period; in millions)	32.3	30.8	28.8
ARPU in USD	1.6	1.5	1.5
ARPU in BDT	122	120	118
MOU in minutes	209	197	184
Annual churn (as a percentage)	22.7	21.6	22.3

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Bangladesh total operating revenue increased by 7.3% to US$604 million in 2015 compared to US$563 million in 2014. In functional currency terms, total operating revenue in Bangladesh increased by 7.9% due to a 4.9% increase in the number of mobile customers and an increase in data usage in 2015, which was partially offset by the impact of intensified price competition and the negative impact of supplementary duties imposed in the third quarter of 2015. Our Bangladesh total operating revenue consists of revenue from providing mobile services.

Mobile Revenue

In 2015, we generated US$450 million of our Bangladesh segment service revenue from mobile voice services (i.e., airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, as well as roaming fees received from other mobile service operators for providing roaming services to their customers), or 74.5% of our total operating revenue in our Bangladesh segment, compared to US$440 million, or 78.1% of the total operating revenue in our Bangladesh segment, in 2014. In U.S. dollar terms, our mobile voice services revenue in Bangladesh increased by 2.3%. In functional currency terms, it increased by 2.9%, primarily due to an increase in customer base and higher ARPU.

In 2015, we generated US$57 million of our Bangladesh segment service revenue from interconnect fees, or 9.4% of the total operating revenue in our Bangladesh segment, compared to US$53 million, or 9.4% of the total operating revenue in our Bangladesh segment, in 2014. In U.S. dollar terms, our Bangladesh segment service revenue from interconnect fees increased by 7%. In functional currency terms, it increased by 7.5%, primarily due to an increase in our customer base, as well as higher MOU.

In 2015, we generated US$86 million of our Bangladesh segment service revenue from VAS, including data revenue, or 14.2% of the total operating revenue in our Bangladesh segment, compared to US$60 million, or 10.6% of the total operating revenue in our Bangladesh segment, in 2014. In U.S. dollar terms, our Bangladesh segment service revenue from VAS, including data and messaging revenue, increased by 43.6%. In functional currency terms, it increased by 44.4%, primarily due to increased data usage derived from Banglalink’s 3G network, as our network coverage expanded in 2015.

Our total operating revenue in our Bangladesh segment also includes revenue from sales of equipment and accessories and other revenue. In 2015, revenue from sales of equipment and accessories and other revenue in Bangladesh was US$9 million, compared to US$7 million in 2014. In U.S. dollar terms, our Bangladesh segment sales of equipment and accessories and other revenue increased by 17.9% primarily as a result of higher handset sales and an increase in revenues from site sharing.

Adjusted EBITDA

Our Bangladesh adjusted EBITDA increased by 10.5% to US$242 million in 2015 compared to US$ 219 million in 2014. In functional currency terms, our Bangladesh adjusted EBITDA increased by 11% in 2015, primarily due to increased revenue and reduced SIM tax from BDT 300 (approximately US$3.8) to BDT 100 (approximately US$1.3) per connection, which was partially offset by a provision of US$12 million for a disputed SIM replacement tax with the tax authorities, a bad debt provision of US$6 million mainly for Bangladesh Telecommunications Company Limited (government owned PSTN) and a provision of US$4 million related to the performance transformation. In functional currency terms, than the adjusted EBITDA margin in 2015 in our Bangladesh segment was 40.4%, which was 0.9 percentage points higher adjusted EBITDA margin in 2014.

Certain Performance Indicators

As of December 31, 2015, we had approximately 32.3 million customers in Bangladesh, representing an increase from 30.8 million customers as of December 31, 2014, which was primarily due to our aggressive customer acquisition campaigns supported by competitive start-up offers.

We did not offer broadband services in Bangladesh as of December 31, 2015.

In 2015, our mobile ARPU in Bangladesh increased by 1.3% to US$1.6 compared to US$1.5 in 2014. In functional currency terms, mobile ARPU in Bangladesh increased in 2015 by 1.6% compared to 2014 mainly due to high growth in data revenue.

In 2015, our mobile MOU in Bangladesh increased 6.1% to 209 from 197 in 2014 mainly due to the price elasticity impact of lower APPM driven by aggressive competition.

In 2015, our mobile churn rate in Bangladesh increased to 22.7% compared to 21.6% in 2014 due to strong competition in terms of pricing, both in voice and data.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Bangladesh total operating revenue increased by 11.6% to US$563 million during 2014, representing an increase of 11.6% from US$504 million during 2013. In functional currency terms, total operating revenue in Bangladesh increased by 10.9%, due to higher MOU generated by the enlarged customer base. Our Bangladesh total operating revenue consists of revenue from providing mobile services.

Mobile Revenue

In 2014, we generated US$440 million of our Bangladesh segment service revenue from mobile voice services (i.e., airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, as well as roaming fees received from other mobile service operators for providing roaming services to their customers), or 78.1% of our total operating revenue in our Bangladesh segment, compared to US$407 million, or 80.6% of the total operating revenue in our Bangladesh segment, in 2013. In U.S. dollar terms, our mobile voice service revenues in our Bangladesh increased by 7.7%. In functional currency terms, it increased by 7.0%, primarily due to an increase in our customer base and higher MOU.

In 2014, we generated US$53 million of our Bangladesh segment service revenue from interconnect fees, or 9.4% of the total operating revenue in our Bangladesh segment, compared to US$48 million, or 9.5% of the total operating revenue in our Bangladesh segment, in 2013. In U.S. dollar terms, our Bangladesh segment service revenue from interconnect fees increased by 10.4%, while in functional currency terms, it increased by 9.6%, due to an increase in our customer base and higher MOU.

In 2014, we generated US$60 million of our Bangladesh segment revenue from VAS, including data and messaging revenue, or 10.6% of the total operating revenue in our Bangladesh segment, compared to US$39 million, or 7.7% of the total operating revenue in our Bangladesh segment, in 2013. In U.S. dollar terms, our Bangladesh segment service revenue from VAS, including data and messaging revenue, increased by 54.1%, while in functional currency terms, it increased by 53.2%, due to an increase in data revenue and following the launch of 3G in the last quarter of 2013.

Our total operating revenue in our Bangladesh segment also includes revenue from sales of equipment and accessories and other revenue. In 2014, revenue from sales of equipment and accessories and other revenue in Bangladesh was US$7.2 million, compared to US$6.6 million in 2013. In functional currency terms, our Bangladesh segment revenue from sales of equipment and accessories and other revenue increased by 9.1%, primarily as a result of higher sales of data card/modem and handsets.

Adjusted EBITDA

Our Bangladesh adjusted EBITDA increased to US$219 million during 2014 compared to US$187 million in 2013. In functional currency terms, our Bangladesh adjusted EBITDA increased by 15.3%, primarily due to an increase in revenue and reduction in SIM tax to BDT 300 (approximately US$3.8) from BDT 600 (approximately US$7.7) per connection. In functional currency terms, adjusted EBITDA margin in 2014 in our Bangladesh segment was 39.5%, which was 2.0 percentage points higher from the adjusted EBITDA margin in 2013.

Certain Performance Indicators

As of December 31, 2014, we had approximately 30.8 million customers in Bangladesh, representing an increase from 28.8 million customers as of December 31, 2013, which was primarily due to aggressive customer acquisition campaigns and more efficient management of churn.

We did not offer broadband services in Bangladesh as of December 31, 2014.

In 2014, our mobile ARPU in Bangladesh remained stable at US$1.5 (equal to 2013). In functional currency terms, mobile ARPU in Bangladesh increased by 1.7% compared to 2013, as lower prices per minute of use were offset by higher MOU.

In 2014, our mobile MOU in Bangladesh increased by 7.0% to 197 from 184 in 2013, which was mainly due to disconnection of suspected high usage customers pursuant to regulator directives, as well as lower usage as a result of political instability in Bangladesh throughout 2013.

In 2014, our mobile churn rate in Bangladesh decreased to 21.6% compared to 22.3% in 2013, which was mainly due to our efforts in customer retention.

Ukraine

Results of operations in US$

	Year ended December 31,			‘14 – ‘15 % change	‘14 – ‘15 % change functional	‘13 – ‘14%	‘13 – ‘14 % change functional
	2015	2014	2013	US$	currency	change US$	currency
	(In millions of US dollars)
Service revenue	621	1,059	1,587	(41)%	10%	(33)%	(4)%
Sale of equipment and accessories	—	1	22		(29)%	(95)%	(96)%
Other revenue	1	1	1	0%	62%	0%	49%

Total operating revenue	622	1,062	1,610	(41)%	10%	(34)%	(5)%

Operating expenses
Service costs	84	180	287	(53)%	(13)%	(37)%	(10)%
Cost of equipment and accessories	2	4	27	(50)%	5%	85%	(81)%
Selling, general and administrative expenses	244	394	516	(38)%	15%	(24)%	11%

Adjusted EBITDA	292	484	781	(40)%	15%	(38)%	(11)%

Results of operations in UAH

	Year ended December 31,
	2015	2014	2013
	(In millions of UAH)
Service revenue	13,442	12,206	12,681
Sale of equipment and accessories	5	7	178
Other revenue	28	18	12

Total operating revenue	13,475	12,231	12,871

Operating expenses
Service costs	1,815	2,075	2,295
Cost of equipment and accessories	43	41	214
Selling, general and administrative expenses	5,285	4,589	4,123

Adjusted EBITDA	6,332	5,526	6,239

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of the period; in millions)	25.4	26.2	25.8
ARPU in USD	1.8	3.1	4.7
ARPU in UAH	39.7	35.6	37.5
MOU in minutes	543	508	501
Annual churn as a percentage	23.5	24.9	35.3
Fixed-line
Broadband customers (end of the period; in millions)	0.8	0.8	0.8

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Ukraine total operating revenue decreased by 41.4% to US$622 million in 2015 compared to US$1,062 million in 2014, primarily due to the depreciation of the Ukrainian hryvnia against the U.S. dollar. In functional currency terms, our Ukraine total operating revenue in 2015 was 10.2% higher compared to 2014, primarily due to increased international incoming call revenue and strong growth in mobile data revenue as a result of the launch of 3G, despite ongoing social unrest and the shutdown of networks in East Ukraine (ATO zone). Our Ukraine total operating revenue consists of revenue from providing mobile services as well as fixed-line services.

Mobile Revenue

In 2015, our revenue from mobile services in our Ukraine segment decreased by 40.6% to US$578 million from US$972 million during 2014, primarily due to the devaluation of the hryvnia by 52.2%.

In 2015, we generated US$290 million of our Ukraine segment service revenue from mobile voice services (i.e. airtime charges from mobile postpaid and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile services operators for providing roaming services to their customers), or 50.2% of the total mobile operating revenue in our Ukraine segment, compared to US$539 million, or 55.5% of the total mobile operating revenue in 2014. In U.S. dollar terms, service revenue from airtime charges decreased by 46.3%, while in functional currency terms, it increased by 1.2%. The decrease in U.S. dollar terms was primarily due to weakening of the hryvnia. The increase in functional currency was due to the re-pricing of tariffs and 3G launch along with new tariff portfolio, and positive effect of currency devaluation on guest roaming revenues.

In 2015, we generated US$139 million of our Ukraine segment service revenue from VAS including data revenue, or 24.1% of the total mobile operating revenue in our Ukraine segment, compared to US$211 million, or 21.7% of the total mobile operating revenue, in 2014. The 33.8% decrease in U.S. dollar terms in our service revenue from VAS including data revenue was primarily due to depreciation of the local currency. In functional currency terms, our Ukraine segment service revenue from VAS including data revenue increased by 25.3% mainly due to strong growth in mobile data revenue as a result of 3G roll-out, active promotions of smartphones and data-oriented tariff plans.

In 2015, we generated US$147 million of our Ukraine segment service revenue from interconnect fees, or 25.4% of the total mobile operating revenue in our Ukraine segment, compared to US$218 million, or 22.4% of the total mobile operating revenue in our Ukraine segment, in 2014. In U.S. dollar terms, our Ukraine segment service revenue from interconnect fees decreased by 32.8% primarily due to weakening of the hryvnia. In functional currency terms, our Ukraine segment service revenue from interconnect revenue increased by 24.2% due to positive currency devaluation effect on revenue from traffic from international operators.

In 2015, we generated US$0.1 million of other service revenue, or 0.0% of the total mobile operating revenue in our Ukraine segment in 2015, compared to US$2 million generated in 2014, or 0.2% of the total mobile operating revenue in 2014. In U.S. dollar terms, our other service revenue decreased by 93.6%, while in functional currency terms it decreased by 87.9%.

Our Ukraine total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. During 2015, revenue from sales of equipment and accessories and other revenue comprised US$2 million, or 0.3% of the total mobile operating revenue in our Ukraine segment, compared to US$2 million, or 0.2% of the total mobile operating revenue in our Ukraine segment, in 2014. In functional currency terms, our Ukraine segment revenue from sales of equipment and accessories and other revenue increased by 53.2% mainly due to higher revenue from sub-rent of premises driven by increase of floor spaces and rent rates.

Fixed-line Revenue

Our revenue from fixed-line services in Ukraine decreased by 50.1% to US$45 million in 2015 from US$89 million in 2014, primarily due to depreciation of national currency. In functional currency terms, our revenue from fixed-line services in Ukraine decreased by 5.2% mainly as a result of reduction in wholesale revenue.

Our revenue from fixed-line services in Ukraine in 2015 consisted of US$17 million generated from business operations, US$3 million generated from wholesale operations and US$24 million generated from residential and FTTB operations. Revenue from business operations decreased by 49.3% from US$34 million in 2014, revenue from wholesale operations decreased by 82.0% from US$16 million in 2014, and revenue from residential and FTTB operations decreased by 37.8% from US$39 million in 2014. In U.S. dollar terms the decrease was primarily due to national currency devaluation. In terms of functional currency, our revenue from business operations decreased by 4.1% driven by lower subscribers base. Revenue from wholesale operations decreased by 65.3% in terms of functional currency, primarily due to planned reduction in low margin transit traffic. Residential and FTTB performance increased by 17.7% in terms of functional currency, primarily due to a favorable FTTB re-pricing.

Adjusted EBITDA

Our Ukraine adjusted EBITDA decreased by 39.6% to US$292 million in 2015 compared to US$484 million in 2014. In functional currency terms, our Ukraine adjusted EBITDA increased by 14.6% in 2015 primarily due to higher revenues, mainly data and interconnect revenues, and lower interconnect costs, which was partially offset by an increase in frequency fees due to the 3G license, higher utility and rental costs, and a negative currency devaluation effect. In functional currency terms, adjusted EBITDA margin in our Ukraine segment in 2015 was 47.0%, which is 1.8 percentage points higher than in 2014.

Certain Performance Indicators

As of December 31, 2015, we had approximately 25.4 million mobile customers in Ukraine, in comparison with approximately 26.2 million mobile customers as of December 31, 2014. The decrease of our customer base by 3.1% was mainly due to customer losses in the East (ATO zone).

In 2015, our mobile ARPU in Ukraine decreased by 41.1% to US$1.8 compared to 2014 primarily due to national currency devaluation. In functional currency terms, mobile ARPU in Ukraine increased in 2015 by 11.5% compared to 2014 mainly due to mobile data revenue growth.

In 2015, our mobile MOU in Ukraine increased by 7.0% to 543 from 508 in 2014, mainly due to the decrease in number of subscribers with lower MOU predominantly in the Eastern part of the country.

Our mobile churn rate in Ukraine in 2015 decreased to 23.5% compared to 24.9% in 2014 as a result of customized retention campaigns.

As of December 31, 2015, we had approximately 0.8 million fixed-line broadband customers in Ukraine, compared to approximately 0.8 million as of December 31, 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Ukraine total operating revenue decreased by 34.1% to US$1,062 million in 2014 from US$1,610 million during 2013, due to an economic downturn weighed down by discontinued operations in Crimea, conflict in Eastern Ukraine (ATO zone) and heavy currency devaluation and ARPU erosion with customers optimizing their spending due to the economic crisis. In functional currency terms, our Ukraine total operating revenue in 2014 was 5% lower compared to 2013.

Mobile Revenue

In 2014, our revenue from mobile services in our Ukraine segment decreased by 34.0% to US$972 million from US$1,472 million in 2013, primarily due to the Ukrainian hryvnia devaluation, deactivation of customers in Crimea and the disrupted tourist season. In functional currency terms, our revenue from mobile services decreased by 4.7%.

In 2014, we generated US$539 million of our service revenue from airtime charges from mobile postpaid and prepaid customers (including monthly contract fees and roaming fees, as well as roaming fees received from other mobile services operators for providing roaming services to their customers), or 55.5% of the total mobile operating revenue in our Ukraine segment, compared to US$869 million, or 59.0% of the total mobile operating revenue, in 2013. In U.S. dollar terms, service revenue from airtime charges decreased by 37.9% due to currency devaluation. In functional currency terms, it decreased by 10.8% primarily due to the growth of second SIM penetration with low ARPU and a decrease in roaming as a result of inflation, and the harsh economic situation.

In 2014, we generated US$211 million of our service revenue from VAS including data revenue, or 21.7% of the total mobile operating revenue in our Ukraine segment, compared to US$316 million, or 21.4% of the total mobile operating revenue, in 2013. In U.S. dollar terms, service revenue from VAS decreased by 33.3%, primarily due to currency devaluation, while in functional currency terms, service revenue from VAS including data revenue decreased by 4.6% due to lower customer spend as a result of substituting OTT services and discontinued operations in Crimea.

In 2014, we generated US$218 million of our service revenue from interconnect, or 22.4% of the total mobile operating revenue in our Ukraine segment, compared to US$261 million, or 17.7% of the total mobile operating revenue, in 2013. In U.S. dollar terms, service revenue from VAS decreased by 16.4%, while in functional currency terms it decreased by 22.9%, primarily due to the impact of the Ukrainian hryvnia devaluation, as well as traffic decline from national and international operators.

In 2014, we generated US$2 million of other service revenue, or 0.2% of the total mobile operating revenue in our Ukraine segment, compared to US$3 million generated in 2013, or 0.2% of the total mobile operating revenue, in 2013. In U.S. dollar terms, our other service revenue decreased by 30.3%, while in functional currency terms it remained stable.

Our Ukraine total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. In 2014, revenue from sales of equipment and accessories and other revenue decreased to US$2 million, or 0.2% of the total mobile operating revenue in our Ukraine segment, from US$24 million, or 1.6% of the total mobile operating revenue in our Ukraine segment, in 2013. In U.S. dollar terms, our revenue from sales of equipment and accessories and other revenue decreased by 92.1%, while in functional currency terms it decreased by 88.4%. The decrease was due to a reduction in lower margin handset sales in 2014.

Fixed-line Revenue

Our revenue from fixed-line services in Ukraine decreased by 35.2% to US$89 million in 2014 from US$138 million in 2013, primarily due to the impact of the Ukrainian hryvnia devaluation. Our revenue from fixed-line services in 2014 consisted of US$34 million generated from business operations, US$16 million generated from wholesale operations and US$39 million generated from residential and FTTB operations. Revenue from business operations decreased by 31.7% from US$50 million, revenue from residential and FTTB operations decreased by 24.1% from US$52 million in 2013, and revenue from wholesale operations decreased by 55.9% from US$36 million in 2013. In functional currency terms, revenue from business operations decreased by 2.2%, revenue from wholesale operations decreased by 38.1%, and revenue from residential and FTTB operations increased by 8.6%. Wholesale revenue decreased primarily due to planned reduction in low margin transit traffic and the impact of the currency devaluation. Revenue from residential and FTTB decreased due to the Ukrainian hryvnia devaluation.

Adjusted EBITDA

Our Ukraine adjusted EBITDA decreased by 38.0% to US$484 million during 2014 compared to 2013, In functional currency terms, adjusted EBITDA margin in our Ukraine segment in 2014 was 45.2%, which is 3.3 percentage points lower than in 2013 primarily due to lower mobile service revenue, an increase in network, IT and other general and administrative cost due to the double increase in frequency fee, currency devaluation and inflation, partially offset by decreased service costs and sales and marketing costs.

Certain Performance Indicators

As of December 31, 2014, we had approximately 26.2 million mobile customers in Ukraine, compared to approximately 25.8 million mobile customers as of December 31, 2013. The increase of our customer base by 1.8% was primarily attributable to attractive retail offers and churn reduction campaigns in late 2014 and extra gross additions in the East (ATO zone) partially offset by disconnections of customers in Crimea due to the shutdown of the network in the region.

In 2014, our mobile ARPU in Ukraine decreased by 34.3% to US$3.1 compared to 2013 primarily due to a continued shift in customer base whereby the proportion of high-value and mid-value customers decreased from 2013, as well as an accelerated multi SIM adoption in the East (ATO zone). In functional currency terms, our mobile ARPU decreased by 5.1%.

In 2014, our mobile MOU in Ukraine increased by 1.4% to 508 from 501 in 2013, mainly due to higher usage by customers subscribed with bundled offers.

Our mobile churn rate in Ukraine in 2014 decreased to 24.9% compared to 35.3% in 2013 as a result of a successful customer relationship management program that offset the negative effect of increased churn resulting from inactive customers in Crimea.

As of December 31, 2014, we had approximately 0.8 million fixed-line broadband customers in Ukraine, compared to approximately 0.8 million as of December 31, 2013. The increase of 6.8% was due to our sales efforts towards the promotion of broadband internet.

Kazakhstan

Results of operations in US$

	Year ended December 31,			‘14 – ‘15 % change	‘14 – ‘15 % change functional	‘13 – ‘14%	‘13 – ‘14 % change functional
	2015	2014	2013	US$	currency	change US$	currency
	(In millions of US dollars)
Service revenue	593	754	838	(21)%	(7)%	(10)%	6%
Sale of equipment and accessories	4	—	—	—	0%	0%	0%
Other revenue	1	1	1	0%	0%	0%	0%

Total operating revenue	598	755	839	(21)%	(5)%	(10)%	5%

Operating expenses
Service costs	131	180	213	(27)%	(11)%	(15)%	0%
Cost of equipment and accessories	6	5	9	31%	85%	(44)%	(33)%
Selling, general and administrative expenses	185	221	227	(17)%	(1)%	(2)%	14%

Adjusted EBITDA	276	349	390	(21)%	(7)%	(11)%	5%

Results of operations in KZT

	Year ended December 31,
	2015	2014	2013
	(In billions of KZT)
Service revenue	127	135	128
Sale of equipment and accessories	1	—	—
Other revenue	—	—	—

Total operating revenue	128	135	128

Operating expenses
Service costs	29	32	32
Cost of equipment and accessories	2	1	1
Selling, general and administrative expenses	39	40	35

Adjusted EBITDA	58	62	60

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of the period; in millions)	9.5	9.8	9.2
ARPU in USD	4.4	5.8	7.1
ARPU in KZT	924	1,045	1,083
MOU in minutes	285	309	290
Annual churn (as a percentage)	54.6	50.5	48.6
Broadband customers (end of the period; in millions)	5.0	5.4	5.2
Fixed-Line
Broadband customers (end of the period; in millions)	0.2	0.2	0.2

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Kazakhstan total operating revenue decreased by 21% to US$598 million in 2015 from US$755 million in 2014. Our Kazakhstan total operating revenue consists of revenue from providing both mobile and fixed-line services. In functional currency terms, our Kazakhstan total operating revenue in 2015 was 5% lower compared to 2014.

Mobile Revenue

In our Kazakhstan segment, revenue from mobile services decreased by 23% to US$518 million in 2015 from US$673 million in 2014, due to heavy local currency devaluation, economic turbulence, strong competition and a decrease in the MTR rate. In functional currency terms, our Kazakhstan revenue from mobile services in 2015 was 9% lower compared to 2014.

In 2015, we generated US$291 million of our Kazakhstan segment service revenue from mobile voice services (i.e., airtime charges from mobile prepaid and postpaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers), or 56% of the total mobile operating revenue in our Kazakhstan segment, compared to US$420 million, or 62% of the total mobile operating revenue in our Kazakhstan segment, in 2014. In U.S. dollar terms, our service revenue from airtime charges decreased by 31%, while in functional currency terms it decreased by 19%, in 2015 compared to 2014, mainly due to heavy local currency devaluation, economic turbulence, and tough competition.

In 2015, we generated US$86 million of our Kazakhstan segment service revenue from interconnect fees or 17% of the total mobile operating revenue in our Kazakhstan segment, compared to US$109 million, or 16% of the total mobile operating revenue in our Kazakhstan segment, in 2014. In U.S. dollar terms, our mobile service revenue from interconnect fees decreased by 21% in 2015 compared to 2014, while in functional currency terms, it decreased by 3%. This decrease was primarily due to local currency devaluation and a decrease to the MTR rate of 29%.

In 2015, we generated US$142 million of our Kazakhstan segment service revenue from VAS, including data revenue, or 27% of the total mobile operating revenue in our Kazakhstan segment, compared to US$144 million, or 21% of the total mobile operating revenue in the Kazakhstan segment, in 2014. In U.S. dollar terms, our mobile service revenue from VAS decreased by 2% in 2015 compared to 2014, primarily due to local currency devaluation, while in functional currency terms, it increased by 17% due to usage stimulation and data quality perception improvement.

Our Kazakhstan total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. During 2015, revenue from sales of equipment and accessories and other revenue in our Kazakhstan segment increased to US$2 million mainly due to retail business consolidation (KAZEUROMOBILE LLP, the joint venture over which we obtained control in September 2015).

Fixed-line Revenue

Our Kazakhstan total operating revenue from fixed-line services decreased by 8% to US$75 million in 2015 from US$81 million in 2014. The decrease was primarily due to local currency devaluation. However in functional currency total operating revenue from fixed-line service increased by 11% also due to devaluation effect, increase in traffic and increase in APPM.

In 2015, US$35 million of Kazakhstan fixed-line revenue was generated from our wholesale operations and US$40 million from residential and FTTB operations. Revenue from residential and FTTB operations decreased by 8%, in U.S. dollar terms, and increased by 11%, in functional currency terms, compared to 2014, mainly driven by the YoY growth in customers and revenue from wholesale operations decreased by 9%, in U.S. dollar terms, and increased by 11%, in functional currency terms, compared to 2014 as a result of growth in traffic revenue.

Adjusted EBITDA

Our Kazakhstan adjusted EBITDA decreased by 21% to US$276 million in 2015 compared to US$349 million in 2014. In functional currency terms, our Kazakhstan adjusted EBITDA decreased by 7% in 2015, primarily due to revenue decline. In functional currency terms, our Kazakhstan adjusted EBITDA margin was 45.5% in 2015, which was 0.7 percentage points lower than in 2014.

Certain Performance Indicators

As of December 31, 2015, we had approximately 9.5 million mobile customers in our Kazakhstan segment, representing a decrease of 3% from approximately 9.8 million mobile customers as of December 31, 2014. The decrease in our customer base in Kazakhstan was a result of strong competition in the market.

As of December 31, 2015, we had approximately 5.2 million broadband customers in Kazakhstan, consisting of approximately 5.0 million mobile broadband and 0.2 million fixed-line broadband customers, compared to approximately 5.4 million mobile broadband customers and approximately 0.2 million fixed-line broadband customers as of December 31, 2014. The decrease was mainly due to strong competition in the market.

In 2015, our mobile ARPU in Kazakhstan decreased by 24% to US$4.4 compared to 2014, primarily due to local currency devaluation, MTR rate decrease and strong competition. In functional currency term, mobile ARPU in Kazakhstan decreased by 12%.

In 2015, our mobile MOU in Kazakhstan decreased by 8% to 285 from 309 in 2014, primarily due to tough competition and substitution of voice by data traffic.

In 2015, our mobile churn rate in Kazakhstan increased to 54.6% compared to 50.5% in 2014 due to strong competition in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Kazakhstan total operating revenue decreased by 10% to US$755 million in 2014 from US$839 million in 2013. Our Kazakhstan total operating revenue consists of revenue from providing both mobile and fixed-line services. In functional currency terms, our Kazakhstan total operating revenue in 2014 was 6% higher compared to 2013.

Mobile Revenue

In our Kazakhstan segment, revenue from mobile services decreased by 12%, in U.S. dollar terms, and increased by 4%, in functional currency terms, to US$673 million during 2014 from US$761 million in 2013, due to depreciation of the functional currencies in our operations, while in local currency our Kazakhstan segment continued to deliver solid performance supported by strong growth in mobile data revenue.

In 2014, we generated US$420 million of our service revenue from airtime charges in the Kazakhstan segment from mobile contract and prepaid customers (including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers), or 62% of the total mobile operating revenue in our Kazakhstan segment, compared to US$496 million, or 65% of the total mobile operating revenue, in 2013. The 15% decrease, in U.S. dollar terms, and 1% decrease, in functional currency terms, in 2014 compared to 2013 was mainly due to currency devaluation in Kazakhstan.

In 2014, we generated US$109 million of our mobile service revenue from interconnect fees in our Kazakhstan segment, or 16% of the total mobile operating revenue in our Kazakhstan segment, compared to US$139 million, or 18% of the total mobile operating revenue in our Kazakhstan segment, in 2013. The 22% decrease, in U.S. dollar terms, and 8%decrease, in functional currency terms, in 2014 compared to 2013 was due to currency devaluation in Kazakhstan, as well as a decrease of the MTR rate by 15% in Kazakhstan.

During 2014, we generated US$144 million of our mobile service revenue in our Kazakhstan segment from VAS, including data revenue, or 21% of the total mobile operating revenue in our Kazakhstan segment, compared to US$126 million, or 17% of the total mobile operating revenue in the Kazakhstan segment, in 2013. The 15% increase, in U.S. dollar terms, and 26% increase, in functional currency terms, in 2014 compared to 2013 was primarily due to significant increase of data revenue in the Kazakhstan market through usage stimulation and data quality perception improvement.

Fixed-line Revenue

Our Kazakhstan total operating revenue from fixed-line services increased by 5% to US$81 million in 2014 from US$77 million in 2013. In functional currency terms, our Kazakhstan total operating revenue from fixed-line services increased by 24%. The increase was primarily due to an increase in revenue from wholesale operations, which was partially offset by currency devaluation in Kazakhstan. In 2014, US$38 million of Kazakhstan fixed-line revenue was generated from our wholesale operations and US$43 million from residential and FTTB operations. Revenue from residential and FTTB operations decreased by 1% in U.S. dollar terms, and increased by 16% in functional currency terms, in comparison with 2013, while revenue from wholesale operations increased by 13%, in U.S. dollar terms, and 33% in functional currency terms, in comparison with 2013. Residential and FTTB operations revenue decreased primarily due to currency devaluation in Kazakhstan. Wholesale revenue increased primarily due to traffic growth.

Adjusted EBITDA

Our Kazakhstan adjusted EBITDA decreased by 11% to US$349 million during 2014 compared to US$390 million in 2013. In functional currency terms, our Kazakhstan adjusted EBITDA increased by 5% in 2014, primarily due to increased service revenue and cost optimization measures. In functional currency terms, our Kazakhstan adjusted EBITDA margin was 46.2% in 2014, which was 0.3 percentage points lower than in 2013.

Certain Performance Indicators

As of December 31, 2014, we had approximately 9.8 million mobile customers in our Kazakhstan segment, representing an increase of 7% from approximately 9.2 million mobile customers as of December 31, 2013. The increase in our customer base in Kazakhstan was a result of stable mobile customer base growth.

As of December 31, 2014, we had approximately 5.6 million broadband customers in Kazakhstan, consisting of approximately 5.4 million mobile broadband and 0.2 million fixed-line broadband customers, compared to approximately 5.2 million mobile broadband customers and approximately 0.2 million fixed-line broadband customers as of December 31, 2013. The increase was mainly due to an increase of mobile data users in line with our strategy in the Kazakhstan market as a result of active promotion of bundles, data usage offers and our sales efforts in this market.

In 2014, our mobile ARPU in Kazakhstan decreased by 6.0% to US$5.8 compared to 2013, primarily due to the depreciation of the Kazakhstan tenge against the U.S. dollar. In functional currency terms, mobile ARPU in Kazakhstan decreased by 3.0% due to a decline in voice revenue that was not fully offset by internet usage revenue following the implementation of bundled tariff plans.

In 2014, our mobile MOU in Kazakhstan increased by 7.0% to 309 from 290 in 2013, primarily due to the promotion of bundled offers.

In 2014, our mobile churn rate in Kazakhstan increased to 50.5% compared to 48.6% in 2013 due to increased competition.

Uzbekistan

Results of operations in US$

	Year ended December 31,			‘14 – ‘15 % change	‘14 – ‘15 % change functional	‘13 – ‘14%	‘13 – ‘14 % change functional
	2015	2014	2013	US$	currency	change US$	currency
	(In millions of US dollars)
Service revenue	710	717	671	(1)%	10%	7%	18%
Sale of equipment and accessories	1	1	2	26.8%	45%	(49)%	(53)%
Other revenue	—	—	—	—	—	—	—

Total operating revenue	711	718	673	(1)%	10%	7%	18%

Operating expenses
Service costs	61	61	87	(1)%	10%	(30)%	(23)%
Cost of equipment and accessories	1	1	3	39%	60%	(65)%	(59)%
Selling, general and administrative expenses	212	195	236	9%	21%	(18)%	(10)%

Adjusted EBITDA	437	461	347	5%	5%	33%	48%

Results of operations in UZS

	Year ended December 31,
	2015	2014	2013
	(In billions of UZS)
Service revenue	1,825	1,660	1,407
Sale of equipment and accessories	4	2	5
Other revenue	—	—	—

Total operating revenue	1,829	1,662	1,412

Operating expenses
Service costs	155	141	184
Cost of equipment and accessories	3	2	5
Selling, general and administrative expenses	547	453	504

Adjusted EBITDA	1,124	1,066	719

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of the period; in millions)	9.9	10.6	10.5
ARPU in USD	5.7	5.6	5.3
ARPU in UZS	14,710	12,944	11,143
MOU in minutes	528	523	471
Annual churn (as a percentage)	45.9	48.1	53.5
Broadband customers (end of the period; in millions)	4.7	5.5	5.5
Fixed-Line
Broadband customers (end of the period; in thousands)	9	13	11

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Uzbekistan total operating revenue decreased by 1.0% to US$711 million in 2015 from US$718 million in 2014. In functional currency terms, our Uzbekistan total operating revenue increased by 10.0%. Our Uzbekistan total operating revenue consists of revenue from providing mobile services as well as fixed-line services.

Mobile Revenue

In our Uzbekistan segment, revenue from mobile services decreased by 0.8% to US$706 million in 2015 from US$710 million in 2014, due to the reentry of MTS to the market and the entry of a new operator UzMobile. In functional currency terms, our revenue from mobile services for the Uzbekistan segment increased by 9.3% due to Beeline Uzbekistan price plans denominated in U.S. dollars.

In 2015, we generated US$704 million of our service revenue from airtime charges in the Uzbekistan segment from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers, or 99.8% of the total mobile operating revenue in our Uzbekistan segment, compared to US$710 million, or 99.8% of the total mobile operating revenue, in 2014. The 0.8% decrease in U.S. dollar terms during 2015 compared to 2014 was attributable to the reentry of MTS to the market and the entry of a new operator UzMobile. While 10.2% increase in functional currency terms due to Beeline Uzbekistan price plans denominated in U.S. dollars.

In 2015, we generated US$33 million of our mobile service revenue from interconnect fees in our Uzbekistan segment, or 4.6% of the total mobile operating revenue in our Uzbekistan segment, compared to US$25 million, or 3.6% of the total mobile operating revenue in our Uzbekistan segment, in 2014. The 22% increase in U.S. dollar terms in 2015 compared to 2014 was due to the entry of one new mobile operator and the re-entry of another. Additionally, 30.2% increase in functional currency terms also due to Beeline Uzbekistan price plans denominated in U.S. dollars.

In 2015, we generated US$156 million of our mobile service revenue in our Uzbekistan segment from VAS, including data revenue, or 22.1% of the total mobile operating revenue in our Uzbekistan segment, compared to US$149 million, or 21% of the total mobile operating revenue in the Uzbekistan segment, in 2014. In 2015 compared to 2014, this increased by 4.6% in U.S. dollar terms primarily due to focusing on increasing the number of regular smartphone data users. Additionally, 16.1% increase in functional currency terms also due to Beeline Uzbekistan price plans denominated in U.S. dollars.

Our Uzbekistan total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. In 2015, revenue from sales of equipment and accessories and other revenue in our Uzbekistan segment increased to US$1.3 million from US$1.1 million during 2014. The 26.8% increase in U.S. dollar terms and 45.4% increase in functional currency terms was mainly due to the promotion of smartphones sales.

Fixed-line Revenue

Our Uzbekistan total operating revenue from fixed-line services decreased by 27.3% to US$5.4 million in 2015 from US$6.8 million in 2014. In 2015, US$3.3 million of Uzbekistan fixed-line revenue was generated from our business operations, US$0.02 million from wholesale operations and US$1.1 million from residential and FTTB operations. Revenue from business operations, wholesale and residential and FTTB operations decreased by 18.2%, 49.5% and 32.7% in comparison with 2014, respectively, in U.S. dollar terms. In functional currency terms, fixed-line revenue from business operations, wholesale operations and residential and FTTB operations decreased by 9.2%, 43.5% and 25.5%, respectively. The decrease was primarily due to price competition from the main operator UzbekTelecom, resulting in decreased fixed-line customers for Beeline.

Adjusted EBITDA

Our Uzbekistan adjusted EBITDA decreased by 5.2% to US$437 million in 2015 compared to US$461 million in 2014. In functional currency terms, our Uzbekistan adjusted EBITDA increased by 5.4% in 2015 primarily due to an increase of revenue, which was attributable to the fact that Beeline Uzbekistan price plans were denominated in U.S. dollars. In functional currency terms, our Uzbekistan adjusted EBITDA margin was 61.5% in 2015, which was 2.7 percentage points lower than in 2014 primarily due to increase in tax per customer and legal costs.

Certain Performance Indicators

As of December 31, 2015, we had approximately 10 million mobile customers in our Uzbekistan segment, representing a decrease of 6.6% from approximately 10.6 million mobile customers as of December 31, 2014. The decrease in our customer base in Uzbekistan was a result of the entry of one new mobile operator and the re-entry of another.

As of December 31, 2015, we had approximately 4.7 million broadband customers in Uzbekistan, consisting of approximately 4.7 million mobile broadband and an insignificant number of fixed-line broadband customers, compared to approximately 5.5 million mobile broadband customers and an insignificant number of fixed-line broadband customers as of December 31, 2014. The decrease was mainly due to the entry of one new mobile operator and the re-entry of another.

In 2015, our mobile ARPU in Uzbekistan increased by 1.3% to US$5.7 compared to 2014, while in functional currency terms, mobile ARPU in Uzbekistan increased in 2015 by 13.6% compared to 2014 mainly due to growth of data ARPU driven by a higher usage of data.

In 2015, our mobile MOU in Uzbekistan increased by 0.1% to 528 from 523 in 2014 primarily due to the launch of offers with free traffic in exchange for top-up commitment.

In 2015, our mobile churn rate in Uzbekistan increased to 45.9% compared to 48.1% in 2014 mainly due to higher churn following monetization activities.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Uzbekistan total operating revenue increased by 6.7%, in U.S. dollar terms, to US$718 million in 2014 from US$673 million in 2013. In functional currency terms, our Uzbekistan total operating increased by 17.7%. Our Uzbekistan total operating revenue consists of revenue from providing both mobile services and fixed-line services.

Mobile Revenue

In our Uzbekistan segment, revenue from mobile services increased by 6.9% to US$710 million in 2014 from US$664 million during 2013, due to the launch of new marketing activities, including monetization. In functional currency terms, our revenue from mobile services increased by 18.1%.

In 2014, we generated US$710 million of our service revenue from airtime charges in the Uzbekistan segment from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers, or 99.8% of the total mobile operating revenue in our Uzbekistan segment, compared to US$664 million, or 98.6% of the total mobile operating revenue, in 2013. Service revenue from airtime charges increased during 2014 compared to 2013 by 7%, in U.S. dollar terms, and 18.1%, in functional currency terms, mainly due to the launch of new marketing activities, including monetization activities.

In 2014, we generated US$25 million of our mobile service revenue from interconnect fees in our Uzbekistan segment, or 3.6% of the total mobile operating revenue in our Uzbekistan segment, compared to US$32 million, or 4.8% of the total mobile operating revenue in our Uzbekistan segment, in 2013. Mobile service revenue from interconnect fees in our Uzbekistan segment decreased in 2014 compared to 2013 by 21% in U.S. dollar terms and by 12% in functional currency terms, mainly due to a one-time adjustment in 2014 relating to a contract with a local CDMA mobile operator as a result of a reduction of the contractual interconnect rate.

In 2014, we generated US$149 million of our mobile service revenue in our Uzbekistan segment from VAS, including data revenue, or 21% of the total mobile operating revenue in our Uzbekistan segment, compared to US$111 million, or 16.5% of the total mobile operating revenue in the Uzbekistan segment, in 2013. In 2014 compared to 2013, mobile service revenue from VAS in our Uzbekistan segment increased by 35% in U.S. dollar terms and by 49% in functional currency terms, primarily due to focusing on data users and increasing data usage.

Our Uzbekistan total mobile operating revenue also included revenue from sales of equipment and accessories and other revenue. In 2014, revenue from sales of equipment and accessories and other revenue in our Uzbekistan segment decreased to US$1.1 million from US$2.2 million in 2013. The 49.0% decrease in U.S. dollar terms, or 53.4% decrease in functional currency terms, was mainly due to lack of customer equipment.

Fixed-line Revenue

Our Uzbekistan total operating revenue from fixed-line services decreased by 9.5% to US$6.8 million in 2014 from US$7.6 million in 2013. In 2014, US$4 million of Uzbekistan fixed-line revenue was generated from our business operations, US$0.03 million from wholesale operations and US$1.6 million from residential and FTTB operations. In U.S. dollar terms, revenue from wholesale and residential and FTTB operations decreased by 77.7% and 16.1% in comparison with 2013, respectively, while revenue from business operations increased by 0.1% compared to 2013. In functional currency terms, fixed-line revenue from wholesale and residential and FTTB operations decreased by 75.0% and 7.6% in comparison with 2013, respectively, while revenue from business operations increased by 10.3% in comparison with 2013.

Adjusted EBITDA

Our Uzbekistan adjusted EBITDA increased by 33% to US$461 million during 2014 compared to US$347 million in 2013. In functional currency terms, our Uzbekistan adjusted EBITDA increased by 48%. Our Uzbekistan adjusted EBITDA margin was 64.2% in 2014, which was 12.6 percentage points higher than in 2013 primarily due to one-off adjustments related to a reclassification of capital expenditure item to operating expenditure in 2013.

Certain Performance Indicators

As of December 31, 2014, we had approximately 10.6 million mobile customers in our Uzbekistan segment, representing an increase of 0.9% from approximately 10.5 million mobile customers as of December 31, 2013. The increase in our customer base in Uzbekistan was a result of our market proposition as “The most attractive communication in the biggest network”.

As of December 31, 2014, we had approximately 5.5 million broadband customers in Uzbekistan, consisting of approximately 4.7 million mobile broadband and an insignificant number of fixed-line broadband customers, compared to approximately 5.5 million mobile broadband customers and an insignificant number of fixed-line broadband customers as of December 31, 2013.

In 2014, our mobile ARPU in Uzbekistan increased by 5.8% to US$5.6 compared to 2013, primarily due to traffic monetization activities and driven by growth of price per minute. In functional currency terms, our mobile ARPU in Uzbekistan increased by 16.2%.

In 2014, our mobile MOU in Uzbekistan increased by 11.0% to 523 from 471 in 2013 primarily due to promotion of bundled offers.

In 2014, our mobile churn rate in Uzbekistan decreased to 48.1% compared to 53.5% in 2013 due to price increasing activities of our main competitor UCell during first half of the year and on-net promotion actions of Beeline.

HQ and Others

Segmentation of Total Operating Revenue

	Year ended December 31,
	2015	2014	2013
	(In millions of US dollars)
Kyrgyzstan	164	178	192
Armenia	111	138	145
Tajikistan	118	142	148
Georgia	58	79	88
Laos	18	29	29
Intercompany eliminations and other(1)	(268)	(308)	(236)

Total	201	258	366

(1)	Intercompany eliminations and other include eliminations within the group.

Segmentation of Adjusted EBITDA

	Year ended December 31,
	2015	2014	2013
	(In millions of US dollars)
Kyrgyzstan	91	91	97
Armenia	40	46	57
Tajikistan	75	62	74
Georgia	10	20	27
Laos	5	10	9
HQ and Other	(1,511)	(403)	(336)

Total	(1,290)	(176)	(72)

(1)	HQ and Other include HQ related costs and eliminations within the group.

For a presentation of certain performance indicators for each of our countries of operation, see “Item 3. Key Information—A. Selected Financial Data—Selected Operating Data.”

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our HQ and Others total operating revenue decreased by 22% to US$201 million in 2015 from US$258 million in 2014. Our HQ and Others total operating revenue consists of revenue from providing mobile services as well as fixed-line services.

Adjusted EBITDA

Our HQ and Others adjusted EBITDA decreased to negative US$1,290 million in 2015 from negative US$176 million in 2014, primarily due to the provisions for investigations and other legal costs in Uzbekistan, as well as transformation costs and material exceptional adjustments incurred in 2015.

Certain Performance Indicators

As of December 31, 2015, we had approximately 6.2 million mobile customers in the HQ and Others segment, representing a decrease of 1.6% from approximately 6.3 million mobile customers as of December 31, 2014.

As of December 31, 2015, we had approximately 3.0 million broadband customers in the HQ and Others segment, consisting of approximately 2.9 million mobile broadband and 0.1 million fixed-line broadband customers, compared to approximately 2.9 million mobile broadband customers and approximately 0.1 million fixed-line broadband customers as of December 31, 2014.

Kyrgyzstan

In 2015, our mobile ARPU in Kyrgyzstan decreased by 11% to US$4.9 compared to US$ 5.5 in 2014. In functional currency terms, mobile ARPU in Kyrgyzstan increased by 7% in 2015 compared to 2014 primarily due to growth of interconnect revenue as a result of increased traffic and negative effect from Kyrgyz som to USD devaluation and a higher migration to Russia as a result of Kyrgyzstan joining the Eurasia Customs Union.

In 2015, our mobile MOU in Kyrgyzstan decreased by 4% to 281 from 293 in 2014 primarily due to a decrease in outbound traffic.

In 2015, our mobile churn rate in Kyrgyzstan increased to 67.6% compared to 65.7% in 2014 primarily due to the entrance of Kyrgyzstan into the Eurasia Custom Union and higher migration of population.

Armenia

In 2015, our mobile ARPU in Armenia decreased by 25.4% to US$4.9 compared to US$ 6.6 in 2014. In functional currency terms, mobile ARPU in Armenia decreased by 14.2% in 2015 compared to 2014 as a result of customer base cannibalization to new tariff plans and also new customer share growth in total base.

In 2015, our mobile MOU in Armenia decreased by 5.7% to 353 from 374 in 2014 driven by a lower outgoing off net MOU primarily as a result of traffic cannibalization to OTT and a high-level of multi-SIM usage.

In 2015, our mobile churn rate in Armenia decreased to 39.2% compared to 43.9% in 2014 due to active customer base growth and a focus on sales quality.

Tajikistan

In 2015, our mobile ARPU in Tajikistan decreased by 12.7% to US$8.1 compared to US$9.2 in 2014. In functional currency terms, mobile ARPU in Tajikistan increased by 9.2% in 2015 compared to 2014 due to local currency devaluation.

In 2015, our mobile MOU in Tajikistan increased by 1.7% to 291 from 286 in 2014 primarily due to the launch of bundled offers.

In 2015, our mobile churn rate in Tajikistan decreased to 76.8% compared to 77.1% in 2014 due to a change in strategy from “best price” to “best value”.

Georgia

In 2015, our mobile ARPU in Georgia decreased by 38.8% to US$3.0 from US$4.9 in 2014. In functional currency terms, mobile ARPU in Georgia decreased by 21.9% in 2015 compared to 2014 due to increased market competition in the mobile market in Georgia resulting in a reduction of prices for mobile services.

In 2015, our mobile MOU in Georgia increased by 3.1% to 235 from 228 in 2014 primarily due to increased bundle penetration.

In 2015, our mobile churn rate in Georgia decreased to 68.8% compared to 69.7% in 2014 due to the acquisition and the retention of high quality customers in a competitive market environment.

Laos

In 2015, our mobile ARPU in Laos increased by 1.9% to US$5.4 from US$5.3 in 2014.

In 2015, our mobile MOU in Laos decreased by 2.9% to 100 from 103 in 2014.

In 2015, our mobile churn rate in Laos increased to 119.0% compared to 94.6% in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our HQ and Others total operating revenue decreased by 30% to US$258 in 2014 from US$366 million in 2013. Our HQ and Others total operating revenue consists of revenue from providing mobile services as well as fixed-line services.

Adjusted EBITDA

Our HQ and Others adjusted EBITDA decreased to negative US$176 million in 2014 from negative US$72 million in 2013, primarily due to the increase in professional consulting fees, legal fees, staff related expenses and Italy refinancing fees.

Certain Performance Indicators

As of December 31, 2014, we had approximately 6.3 million mobile customers in the HQ and Others segment, representing an increase of 3.3% from approximately 6.1 million mobile customers as of December 31, 2013.

As of December 31, 2014, we had approximately 3.0 million broadband customers in the HQ and Others segment, consisting of approximately 2.9 million mobile broadband and 0.1 million fixed-line broadband customers, compared to approximately 2.7 million mobile broadband customers and approximately 0.1 million fixed-line broadband customers as of December 31, 2013.

Kyrgyzstan

In 2014, our mobile ARPU in Kyrgyzstan decreased by 15.7% to US$5.5 from US$6.6 in 2013, primarily as a result of devaluation of local currency against the U.S. dollar. In functional currency terms, mobile ARPU in Kyrgyzstan slightly increased by 0.2% in 2014 compared to 2013 due to APPM erosion as a result of the promotion of bundles.

In 2014, our mobile MOU in Kyrgyzstan increased by 10.4% to 293 from 265 in 2013 primarily due to the promotion of bundled offers focused on increasing on-net MOU.

In 2014, our mobile churn rate in Kyrgyzstan remained high at 65.7% (compared to 65.6% in 2013) due to the high number of labor migrants.

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

Tajikistan

In 2014, our mobile ARPU in Tajikistan decreased by 7.4% to US$9.2 from US$10.0 in 2013, primarily due to price erosion caused by a highly competitive market with decreasing prices and a declining level of international interconnect revenue in the last quarter of 2014.

In 2014, our mobile MOU in Tajikistan increased by 5.9% to 286 from 270 in 2013 primarily supported by an increased level of local on-net traffic due to continuing promotion of price plans in the first three quarters of 2014 and an increased level of local off-net traffic due to the promotion of an off-net price plan launched in August of 2014.

In 2014, our mobile churn rate in Tajikistan remained high at 77.1% (compared to 77.9% in 2013) due to the lower number of labor migrants.

Georgia

In 2014, our mobile ARPU in Georgia decreased by 22.4% to US$4.9 from US$6.3 in 2013 primarily as a result of devaluation of the local currency against the U.S. dollar. In functional currency terms, mobile ARPU in Georgia decreased by 12.7% in 2014 compared to 2013 due to an adverse market trend of reducing prices as well as the technological gap (absence of 3G technology).

In 2014, our mobile MOU in Georgia decreased by 6.5% to 228 from 244 in 2013 primarily due to the high quantity of low-usage customers seeking low cost services in accordance with the company’s positioning as well as voice traffic partly migrating to OTT services.

In 2014, our mobile churn rate in Georgia decreased to 69.7% compared to 74.0% in 2013 due to the acquisition and the retention of high quality customers in a competitive market environment.

Laos

In 2014, our mobile ARPU in Laos decreased by 11.7% to US$5.3 from US$6.0 in 2013.

In 2014, our mobile MOU in Laos decreased by 2.8% to 103 from 106 in 2013.

In 2014, our mobile churn rate in Laos decreased to 94.6% compared to 102.6% in 2013.

Italy

Joint venture and discontinued operations

On August 6, 2015, we entered into an agreement with Hutchison, which owns indirectly 100% of Italian mobile operator 3 Italia, to form an equal joint venture holding company that will own and operate our telecommunications businesses in Italy. Completion of the transaction is subject to the satisfaction or waiver of certain conditions precedent, including obtaining regulatory approvals, and is expected to occur around the end of 2016. WIND Italy and 3 Italia will continue to operate separately pending completion. Pending completion, WIND Italy is accounted for as a discontinued operation. Following completion of the transaction, VimpelCom will no longer consolidate the financial results of WIND Italy, whose results will be calculated using the equity method. For more information, please see “—Recent Developments and Trends—Italy Joint Venture” and Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Although Italy is no longer a reportable segment subsequent to its classification as a discontinued operation in connection with the Italy Joint Venture, the following information is included for Italy because completion of the Italy Joint Venture has not occurred and Italy is a significant part of our business.

The Italy Joint Venture doesn’t have any impact on VimpelCom’s current liquidity, as liquidity available at WIND Italy level is not available to the company due to covenants in debt agreements. The Italy Joint Venture results in a reduction of the Net Debt/EBITDA ratio of the company and thereby increasing the capacity to increase the funding of the company within Net Debt/EBITDA covenant ratios, if and when needed.

Results of operations in US$

	Year ended December 31,				‘14 – ‘15 % change functional currency	‘13 – ‘14 % change US$	‘13 – ‘14 % change functional currency
	2015	2014	2013	‘14 – ‘15 % change US$
	(In millions of US dollars)
Service revenue	4,450	5,536	6,096	(19.6)%	(3.8)%	(9.2)%	(8.9)%
Sale of equipment and accessories	327	301	318	8.9%	30.4%	(5.3)%	(9.9)%
Other revenue	136	318	204	(57.3)%	(48.2)%	55.9%	55.8%

Total operating revenue	4,913	6,155	6,618	(20.2)%	(4.4)%	(7.0)%	(7.0)%

Operating expenses
Service costs	1,134	1,454	1,560	(22.0)%	(6.5)%	(6.8)%	(7.0)%
Cost of equipment and accessories	319	299	342	6.8%	28.0%	(12.6)%	(12.8)%
Selling, general and administrative expenses	1,582	1,986	2,118	(20.4)%	(4.6)%	(6.2)%	(6.3)%

Adjusted EBITDA	1,878	2,416	2,598	(22.3)%	(7.0)%	(7.0)%	(7.0)%

Results of operations in EUR

	Year ended December 31,
	2015	2014	2013
	(In millions of EUR)
Service revenue	4,007	4,166	4,577
Sale of equipment and accessories	296	227	252
Other revenue	125	240	154

Total operating revenue	4,428	4,633	4,983

Operating expenses
Service costs	1,022	1,093	1,175
Cost of equipment and accessories	288	225	258
Selling, general and administrative expenses	1,425	1,495	1,595

Adjusted EBITDA	1,693	1,820	1,955

Certain Performance Indicators

	Year ended December 31,
	2015	2014	2013
Mobile
Customers (end of period; in millions)	21.1	21.6	22.3
ARPU in USD	12.5	14.6	16.3
ARPU in EUR	11.3	11.3	12.3
MOU in minutes	269	264	237
Annual churn (in percentage)	29.2	31.4	36.6
Fixed
Broadband customers (end of period in millions)	2.3	2.2	2.2

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Italy total operating revenue was US$4,913 million during 2015, representing a decrease of 20.2% compared to US$6,155 million in 2014. In local currency terms, the total operating revenue decreased by 4.4%.

In our Italy segment, total operating revenue from services was US$4,450 million in 2015, representing a decrease of 19.6% compared to US$5,536 million in 2014 (in local currency terms, decreased by 3.8%). The decrease in service revenue in our Italy segment was mainly due to a decrease in voice services as a result of the difficult macroeconomic situation and the contraction of the market.

In 2015, we generated US$3,847 million of our service revenue from mobile and fixed-line telecommunication services, including revenue from, among others, traffic, roaming revenue from our customers travelling abroad, fees and contributions from our mobile and fixed-line (including internet) businesses, or 86.5% of our service revenue in our Italy segment, which decreased by 20.5% from US$4,837 million of revenue in 2014, or 87.4% of our service revenue in our Italy segment, in 2014 (in functional currency terms, decreased by 4.8%). The decrease was mainly due to the difficult macroeconomic situation and the contraction of the market, which was partially offset by WIND’s ability to maintain a stable mobile customer base and revenue from the development of new offers dedicated to internet navigation on mobile phones.

In 2015, we generated US$422 million of our service revenue from interconnection traffic, relating to incoming calls from other operators’ networks to our mobile and fixed-line networks, or 9.5% of our service revenue in our Italy segment, representing a decrease of 16.7% compared to US$506 of revenue in 2014, or 9.1% of the total operating revenue from services in 2014 (in functional currency terms, decreased by 0.3%). The decrease was due to the effect of the reduction of unit tariffs only partially offset by an increase in mobile traffic volume and by an increase in interconnection traffic from VAS.

In 2015, we generated US$138 million of our service revenue from other types of services, which mainly relate to leased lines and access fees charged to telecommunications operators and penalties charged to mobile and fixed-line customers, or 3.1% of our service revenue in our Italy segment, representing a decrease of 4.7% compared to US$145 million in 2014, or 2.6% of our service revenue. The decrease compared to 2014 is mainly due to the exchange rate impact. In functional currency terms, service revenue from other types of services increased by 15.7% over 2014 mainly due to services provided to MVNOs.

Our total operating revenue in our Italy segment also included revenue from sales of equipment, mainly relating to the sale of SIM cards, mobile and fixed-line phones and related accessories. In 2015, revenue from sales of equipment was US$327 million, representing an increase of 8.9% from US$301 million in 2014, which was primarily due to the increase in the sale of high-range terminals. In functional currency terms, revenue from sales of equipment increased by 30.4%.

In 2015, we generated US$136 million of our revenue in our Italy segment from the settlement of commercial disputes and penalties charged to suppliers, representing a decrease of 57.3% from US$318 million in 2014. In functional currency terms, the decrease of 48.2% was mainly due to higher proceeds from settlement recognized in 2014.

Adjusted EBITDA

Our Italy adjusted EBITDA decreased by 22.3% to US$1,878 million in 2015 from US$2,416 million in 2014 (in local currency terms, decreased by 7.0%); in addition to the effects described on total operating revenues, the decrease was due to higher costs 2015 related to the tower services agreement with Galata (following the sale by WIND Italy of 90% of the shares of Galata in the first quarter of 2015 (see “—Recent Developments and Trends—Network and Tower Sharing Agreements”)) and to certain restructuring costs related to organizational streamlining and optimization. In functional currency terms, adjusted EBITDA margin in 2015 in our Italy segment was 38.2%, which is 1.0 percentage points lower than the adjusted EBITDA margin in 2014.

Certain Performance Indicators

As of December 31, 2015, we had approximately 21.1 million mobile customers in Italy representing a decrease of 2.2% from approximately 21.6 million customers as of December 31, 2014. Our mobile customer base decrease in 2015 was in line with overall market contraction and mainly due to lower gross additions in the market coming from the more rational approach to promotions offered in 2015 by the main three operators.

In 2015, our mobile ARPU in Italy was stable at US$12.5 and in functional currency terms at EUR 11.3.

In 2015, our mobile MOU in Italy increased by 1.9% to 269 from 264 in 2014, primarily due to the increased diffusion in the market of bundles including free minutes for a fixed fee.

In 2015, our mobile churn rate in Italy decreased to 29.2% compared to 31.4% in 2014 as a result of a more rational approach to promotions offered in 2015 by the main three operators.

As of December 31, 2015, we had approximately 2.3 million fixed-line broadband customers in Italy, representing an increase of approximately 4.5% over the approximately 2.2 million mobile broadband customers as of December 31, 2014. The increase was mainly driven by the increased demand in Italy for broadband connections.

As of December 31, 2015, we had approximately 11.6 million mobile broadband customers in Italy, representing an increase of approximately 14.3% over the approximately 10.2 million mobile broadband customers as of December 31, 2014. The increase was mainly driven by the increased demand for data in mobility coupled with a higher diffusion of smartphones in the market.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our Italy total operating revenue was US$6,155 million in 2014, representing a decrease of 7.0% compared to US$6,618 million in 2013. In functional currency terms, the total operating revenue also declined by 7.0%.

In our Italy segment, total operating revenue from services was US$5,536 million in 2014, representing a decrease of 9.2%, in U.S. dollar terms, compared to US$6,096 million in 2013. Total operating revenue from services decreased by 9.0% in functional currency terms. The decrease in service revenue in our Italy segment was mainly due to a decrease in voice services affected by the difficult macroeconomic situation and the contraction of the market.

In 2014, we generated US$4,837 million of our service revenue from mobile and fixed-line telecommunication services, including revenue from, among others, traffic, roaming revenue from our customers travelling abroad, fees and contributions from our mobile and fixed-line (including internet) businesses, or 87.4% of our service revenue in our Italy segment, which decreased by 9.6% from US$5,352 million of revenue in 2013, or 88.0% of our service revenue in our Italy segment, in 2013. The decrease was mainly due to a difficult macroeconomic situation and the contraction of the market, which was partially offset by WIND’s ability to maintain a stable mobile customer base and revenue from the development of new offers dedicated to internet navigation on mobile phones.

In 2014, we generated US$506 million of our service revenue from interconnection traffic, relating to incoming calls from other operators’ networks to our mobile and fixed-line networks, or 9.1% of our service revenue in our Italy segment, representing a decrease of 4.6% compared to US$530 million of revenue in 2013, or 8.7% of the total operating revenue from services in 2013. In functional currency terms, the service revenue from interconnection traffic decreased by 4.6% from 2014 to 2013. The decrease is due to the effect of the reduction of unit tariffs set by Autorità per le Garanzie nelle Comunicazioni (the Italian Communications Authority or “AGCOM”).

In 2014, we generated US$145 million of our service revenue from other types of services, which mainly relate to leased lines and access fees charged to telecommunications operators and penalties charged to mobile and fixed-line customers, or 2.6% of our service revenue in our Italy segment, representing a decrease of 8.9% compared to US$159 million in 2013, or 2.6% of our service revenue. In functional currency terms, the service revenue from other types of services decreased by 12.0% from 2014 to 2013. The decrease compared to 2013 was mainly due to lower revenue from co-marketing activities.

Our total operating revenue in our Italy segment also included revenue from sales of equipment, mainly relating to the sale of SIM cards, mobile and fixed-line phones and related accessories. In 2014, revenue from sales of equipment was US$301 million, representing a decrease of 5.3% from US$318 million in 2013. In functional currency terms, the revenue from sales of equipment decreased by 9.9% from 2014 to 2013. This decrease was primarily due to the decrease in the sale of mobile telephone handsets, which is only partially offset by a shift of sales towards higher-priced devices.

In 2014, we generated US$318 million of our revenue in our Italy segment from the settlement of commercial disputes and penalties charged to suppliers, representing an increase of 55.9% from US$204 million in 2013. In functional currency terms, our revenue from the settlement of commercial disputes and penalties increased by 56.1% in 2014 compared to 2013. The increase was mainly due to the revisions of estimates made in previous years and to the effects related to the higher proceeds from settlement of disputes with some suppliers.

Adjusted EBITDA

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

Certain Performance Indicators

As of December 31, 2014, we had approximately 21.6 million customers in Italy representing a decrease of 3.1% from approximately 22.3 million customers as of December 31, 2013. Our mobile customer decrease in 2014 was mainly due to lower gross additions in the market coming from the more rational approach to promotions developed in 2014 by the main three operators.

In 2014, our mobile ARPU in Italy decreased by 8.3% to EUR 11.3 from EUR 12.3 in 2013 in functional currency terms. In U.S. dollar terms, our mobile ARPU decreased by 10.4%. The decrease in ARPU was primarily as a result of a decline in voice revenue due to the cannibalization following high competition on prices in 2013.

In 2014, our mobile MOU in Italy increased by 11.5% to 264 from 237 in 2013, primarily due to the continued promotion of bundled offers which include minutes of voice traffic, SMS and mobile internet connectivity.

In 2014, our mobile churn rate in Italy decreased to 31.4% compared to 36.6% in 2013 as a result of the more rational approach to promotions developed in 2014 by the main three operators.

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

Liquidity and Capital Resources

Consolidated Cash Flow Summary

The following table shows our cash flows for the years ended December 31, 2015, 2014 and 2013 (in millions of U.S. dollars):

	Year ended December 31,
	2015	2014	2013
Consolidated Cash Flow
Net cash flows from operating activities	2,033	5,279	6,351
from continuing operations	1,104	4,613	5,033
from discontinued operations	929	666	1,318
Net cash / (used in) investing activities	(2,634)	(3,977)	(4,213)

from continuing operations	(2,494)	(2,993)	(3,161)
from discontinued operations	(140)	(984)	(1,052)

Net cash from / (used in) financing activities	(1,439)	1,329	(2,575)
from continuing operations	(732)	2,007	(2,333)
from discontinued operations	(707)	(678)	(242)

During the years ended December 31, 2015, 2014 and 2013, we generated positive cash flow from our operating activities and negative cash flow from investing activities. Cash flow used in financing activities was negative during 2015, positive during 2014 and negative during 2013. The negative cash flow from financing activities during 2015 was mostly due to repayment of existing borrowings during 2015, partially offset by cash flows from new loans and bonds issues during 2015 and proceeds received from the completion of the transaction in Algeria. The positive cash flow from financing activities during 2014 was mostly due to an increase in cash flows from new loans and bonds issued during 2014, partially offset by repayments of our existing facilities and dividend payments to our shareholders and non-controlling interest. The negative cash flow used in financing activities during 2013 was mostly due to payments of dividends to equity holders partially financed by conversion of preferred shares into ordinary shares.

As of December 31, 2015, we had negative working capital of US$156 million, compared to negative working capital of US$938 million as of December 31, 2014 and negative working capital of US$2,815 million as of December 31, 2013. Working capital is defined as current assets less current liabilities. The change in our working capital as of December 31, 2015 compared to December 31, 2014 was mainly due to the classification of Italy as held for sale and the additional provisions relating to the investigations and other legal costs. The change in our working capital as of December 31, 2014 compared to December 31, 2013 was mainly due to an increase in cash and cash equivalents to finance repayment of borrowings, decrease in trade payables and provisions due to currency translation and our efforts to manage trade receivables in 2014.

Our working capital is monitored on a regular basis by management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Current financial liability payments are split during the twelve-month period following December 31, 2015, and the majority of our current financial liabilities will become due fairly evenly during the year 2016. Our management expects to make these payments as they become due. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our present requirements.

Operating Activities

During 2015, net cash flows from operating activities were US$2,033 million, a 61% decrease from the US$5,279 million of net cash flows from operating activities during 2014. The decrease in net cash flows from operating activities was primarily due to lower cash generated by our operations impacted by local currencies devaluation partially offset by lower interest paid during 2015.

During 2014, net cash flows from operating activities were US$5,279 million, a 16.9% decrease over the US$6,351 million of net cash flows from operating activities during 2013. The decrease in net cash flows from operating activities was primarily due to lower cash generated by our operations impacted by local currencies devaluation partially offset by lower income tax payments due to lower profits earned.

Investing Activities

Our investing activities included payments related to the purchase of equipment, frequency permissions and licenses, capitalized customer acquisition costs, software and other assets as a part of the ongoing development of our mobile networks and fixed-line business. During 2015, our total payments for purchases of property and equipment, intangible assets, software and other assets were approximately US$2,207 million compared to US$3,501 million during 2014. The decrease was primarily due to the local currencies devaluations against the U.S. dollar as the majority of the purchases are performed in local currencies. In addition, we have placed on deposit with financial institutions US$361 million and recorded US$140 million of cash outflows from discontinued operations during 2015. See also “Acquisitions and Dispositions” below.

During 2014, our total payments for purchases of property and equipment, intangible assets, software and other assets were approximately US$3,501 million compared to US$2,903 million during 2013. The increase was primarily due to increase in capital expenditures due to investment in high-speed data networks. In addition, we received net proceeds of US$328 million from our deposits and other financial assets, US$110 million as the proceeds from sale of all of our debt and equity interest in Wind Canada, net cash of US$69 million from disposal of our subsidiaries, US$21 million as the proceeds from sale of our property, equipment and intangible assets, US$39 million as cash inflow from financial assets, US$2 million received as dividends, offset by US$23 million of cash outflows for loans granted during 2014 and by US$984 million of cash outflows from discontinued operations during 2014.

Acquisitions and Dispositions

For information regarding our acquisitions and dispositions, see Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Financing Activities

During 2015, we repaid approximately US$4,840 million of indebtedness and raised approximately US$2,052 million, which amounts are excluding the financing activities in relation to our operations in Italy, following the classification of WIND Italy as a discontinued operation in connection with the Italy Joint Venture. As of December 31, 2015, the principal amounts of our external indebtedness for bank loans, bonds, equipment financing, and loans from others amounted to approximately US$9.5 billion, compared to US$26.4 billion as of December 31, 2014. The decrease of the principal amounts of our external indebtedness is mainly the result of classifying our Italian operations as discontinued operations, the net repayment of indebtedness and foreign exchange revaluations.

During 2014, we repaid approximately US$3,765 million of indebtedness and raised approximately US$5,859 million, which amounts are excluding the financing activities in relation to our operations in Italy, following the classification of WIND Italy as a discontinued operation in connection with the Italy Joint Venture.

Information about our indebtedness is presented below. Many of the agreements relating to this indebtedness contain various covenants, including financial covenants relating to our financial performance or financial condition, as well as negative pledges, compliance with laws requirements, and restrictions on mergers, acquisitions and certain asset disposals, as subject to agreed exceptions. In addition, certain of these agreements subject our subsidiaries to restrictions on their ability to pay dividends, make loans or repay debts to us. Our financing agreements have various customary events of default which can be triggered by events including non-payment, breach of applicable covenants, loss of certain mobile licenses, non-payment cross-default, cross-acceleration, certain judgment defaults, certain material adverse events and certain insolvency events. Some of our financing agreements also contain “change of control” provisions that may allow the lenders to cancel the facility or to require us to make a prepayment if a person or group of persons (with limited exclusions) acquire beneficial or legal ownership of or control over more than 50.0% of VimpelCom’s share capital.

For additional information on our outstanding indebtedness, please refer to the notes to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For information relating to our financing activities in 2015, and the period subsequent to December 31, 2015, see Note 17 and Note 27, respectively, to our audited consolidated financial statements included elsewhere in this Annual Report of Form 20-F. For a description of some of the risks associated with certain of our indebtedness, please refer to the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” “—We may not be able to raise additional capital,” and “—A disposition by one or both of our strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business.”

The following table provides a summary of our outstanding indebtedness with an outstanding principal balance exceeding US$30.0 million as of December 31, 2015, excluding our indebtedness in relation to our operations in Italy, following the classification of WIND Italy as a discontinued operation in connection with the Italy Joint Venture.

Borrower	Type of debt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom Holdings	Notes	6.2546%	US$348.6	March 1, 2017	PJSC VimpelCom	None

VimpelCom Holdings	Notes	7.5043%	US$1,280.0	March 1, 2022	PJSC VimpelCom	None

VimpelCom Holdings	Notes	9.00%	US$164.6 (RUB 12,000.0)	February 13, 2018	PJSC VimpelCom	None

VimpelCom Holdings	Notes	5.20%	US$571.1	February 13, 2019	PJSC VimpelCom	None

VimpelCom Holdings	Notes	5.95%	US$982.9	February 13, 2023	PJSC VimpelCom	None

VimpelCom Amsterdam	Loan from China Development Bank Corp.	6 month LIBOR plus 3.30%	US$415.2	December 21, 2020	PJSC VimpelCom	None

VimpelCom Amsterdam	Loan from HSBC Bank plc	1.72%	US$222.3	July 31, 2022	EKN, PJSC VimpelCom	None

VimpelCom Amsterdam	Loan from AO “Alfa-Bank”	1 month LIBOR plus 3.25%	US$500.0	April 17, 2017	VimpelCom Holdings	None

VimpelCom Amsterdam	Loan from AO “Alfa-Bank”	1 month LIBOR plus 3.25%	US$500.0	May 3, 2017	VimpelCom Holdings	None

PJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	US$265.8	May 23, 2016	None	None

PJSC VimpelCom	Loan from VIP Finance Ireland Limited (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$499.1	April 30, 2018	None	None

PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	6.493%	US$264.3	February 2, 2016	None	None

PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.748%	US$650.6	February 2, 2021	None	None

Borrower	Type of debt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
PJSC VimpelCom	RUB denominated bonds	10.00%	US$206.5 (RUB 15,051.6)	March 8, 2022(1)	None	None

PJSC VimpelCom	RUB denominated bonds	11.90%	US$343.0 (RUB 25,000.0)	October 3, 2025(2)	None	None

PJSC VimpelCom	Loan from Sberbank	12.75%(3)	US$602.7 (RUB 43,928.5)	April 11, 2018	None	None

PJSC VimpelCom	Loan from Sberbank	12.75%(4)	US$228.7 (RUB 16,666.7)	May 29, 2017	None	None

PJSC VimpelCom	Loan from HSBC Bank plc, Nordea Bank AB (publ)	3 month MosPRIME plus 1.00%	US$43.8 (RUB 3,189.5)	April 30, 2019	EKN	None

PMCL	Syndicated loan via MCB Bank Limited	3 month KIBOR plus 1.25%	US$38.2 (PKR4,000.0)	November 28, 2017	None	Certain assets of PMCL(5)

PMCL	Syndicated loan via MCB Bank Limited	6 month KIBOR plus 1.25%	US$66.8 (PKR7,000.0)	May 16, 2019	None	Certain assets of PMCL(5)

PMCL	Loan from Habib Bank Limited	6 month KIBOR plus 1.15%	US$43.0 (PKR4,500.0)	May 16, 2019	None	Certain assets of PMCL(5)

PMCL	Loan from United Bank Limited	6 month KIBOR plus 1.10%	US$38.2 (PKR4,000.0)	May 16, 2021	None	Certain assets of PMCL(5)

PMCL	Sukuk Certificates	3 month KIBOR plus 0.88%	US$65.9 (PKR6,900.0)	December 22, 2019	None	Certain assets of PMCL(5)

PMCL	Syndicated loan via Allied Bank Limited	6 month KIBOR plus 1.00%	US$34.6 (PKR3,618.8)	November 26, 2018	None	Certain assets of PMCL(5)

Banglalink	Senior Notes	8.625%	US$300.0	May 6, 2019	None	None

OTA	Syndicated Loan Facility	Bank of Algeria Re-Discount Rate plus 2.00%	US$466.8 (DZD50,000.0)	September 30, 2019	None	Dividend assignment

Other loans, equipment financing and capital lease obligations	—	—	US$400.9	—	—	—

(1)	These bonds are subject to an investor put option at March 17, 2017.
(2)	These bonds are subject to an investor put option at October 13, 2017.
(3)	The fixed interest rate applicable to these loans ranges from 9.0% to 14.0% depending on certain conditions set out in the agreements.
(4)	The fixed interest rate applicable to these loans ranges from 10.75% to 14.0% depending on certain conditions set out in the agreements.
(5)	Charges over moveable fixed assets, receivables, cash balances, investments, cash collections and book debts.

Discontinued operations

The following table provides a summary of our outstanding indebtedness with an outstanding principal balance exceeding US$30.0 million as of December 31, 2015 in relation to our operations in Italy, following the classification of WIND Italy as a discontinued operation in connection with the Italy Joint Venture. WIND Italy Group indebtedness is paid from cash flow generated by WIND Italy businesses, and VimpelCom Ltd. and other members of the VimpelCom Group have no obligations to make any payments on any WIND Italy Group indebtedness:

Borrower	Type of debt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
WIND Telecomunicazioni S.p.A.	Senior facilities				All tranches:	All tranches:

	Deutsche Bank A.G., Credit Suisse A.G., Banca IMI S.p.A, BNP Paribas, the Royal Bank of Scotland, Citigroup, Crédit Agricole Corporate and Investment Bank, Goldman Sachs International, J.P. Morgan plc, Morgan Stanley Bank International Limited, Natixis, S.A. and UniCredit S.p.A., with Banca Nazionale del Lavora S.p.A., Gruppo BNP Paribas, Crédit Agricole Corporate and Investment Bank, Milan Branch, and The Royal Bank of Scotland plc, Milan Branch, as Original Lenders	EURIBOR + 4.25%	US$760.0 (€700.0)	November 26, 2019	WIND Italy	Shares in WIND Italy

WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 5.25%	US$162.9 (€150.0)	April 30, 2019	WIND Italy	Shares in WIND Italy and Wind Acquisition Finance S.A.

WIND Acquisition Finance S.A.	Senior Secured Notes	6.50%	US$550.0	April 30, 2020	WIND Italy	Shares in WIND Italy and Wind Acquisition Finance S.A.

WIND Acquisition Finance S.A.	Senior Notes	7.00%	US$1,900.1 (€1,750.0)	April 23, 2021	WIND Italy	Shares in WIND Italy (2nd priority)

WIND Acquisition Finance S.A.	Senior Notes	7.375%	US$2,800.0	April 23, 2021	WIND Italy	Shares in WIND Italy (2nd priority)

WIND Acquisition Finance S.A.	Senior Secured Notes	4.00%	US$2,687.3 (€2,475.0)	July 15, 2020	WIND Italy	Shares in WIND Italy and Wind Acquisition Finance S.A.

WIND Acquisition Finance S.A.	Senior Secured Notes	4.75%	US$1,900.0	July 15, 2020	WIND Italy	Shares in WIND Italy and Wind Acquisition Finance S.A.

WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 4.00%	US$624.3 (€575.0)	July 15, 2020	WIND Italy	Shares in WIND Italy and Wind Acquisition Finance S.A.

WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 4.125%	US$434.3 (€400.0)	July 15, 2020	WIND Italy	Shares in WINDItaly and Wind Acquisition Finance S.A.

Other loans, equipment financing and capital lease obligations	—	—	US$18.9	—	—	—

We may from time to time seek to purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Cash and deposits subject to currency and contractual restrictions

As of December 31, 2015, the cash and deposits balances in Uzbekistan of US$750 million and Ukraine of US$4 million were restricted from repatriation due to local government or central bank regulations. As part of the closing of the transaction and settlement with the Algerian Government on January 30, 2015, the foreign exchange and import restrictions put in place by the Bank of Algeria against OTA on April 15, 2010 prohibiting the repatriation of cash balances in Algeria were lifted. Algerian foreign exchange regulations continue, however, to require strict regulatory approval before a company can engage in certain foreign exchange transactions. Bangladesh has similar requirements. For more information about the currency restrictions in our countries of operation, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks,” “—Risks Related to Our Business—As a holding company, VimpelCom depends on the performance of its subsidiaries” and “—Risks Related to Our Markets—The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which we can conduct business and currency control requirements restrict activities in certain markets in which we have operations,” as well as Notes 21and 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

For more information on the Algeria Transaction, please see the section of this Annual Report on Form 20-F entitled “Item 5—Recent Developments and Trends—Algeria Transaction and Settlement” and Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Certain of the agreements relating to our indebtedness subject our subsidiaries to restrictions on their ability to pay dividends, make loans or repay debts to us. For additional information on our indebtedness, please see “—Financing Activities” and the notes to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For a description of some of the risks associated with certain of our indebtedness, please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” and “—We may not be able to raise additional capital.”

Earnings subject to indefinite investment

During 2015, we recorded a deferred tax liability of US$45 million relating to the tax effect of our undistributed profits that will be distributed in the foreseeable future, primarily in relation to our Russian operations. The undistributed earnings of our foreign subsidiaries (outside the Netherlands) which are indefinitely invested and that will not be distributed in the foreseeable future, amounted to approximately US$8,239 million as of December 31, 2015. For more information, please see Note 11 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Future Liquidity and Capital Requirements

Telecommunications service providers require significant amounts of capital to construct networks and attract customers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.

Our capital expenditures include purchases of new licenses, equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the noncurrent assets, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures. During 2015, our capital expenditures were approximately US$2,034 million (including US$2,006 million in our operating companies and US$28 million in our HQ and Other segment) compared to approximately US$3,229 million during 2014 and approximately US$3,019 million during 2013, in each case, excluding capital expenditures in Italy. The decrease in capital expenditures in 2015 compared to 2014 was primarily due to depreciation of local currency against U.S. dollar.

The decrease in capital expenditures in 2014 compared to 2013 was due to a decrease in investments in Russia, and Eurasia due to slow down in 4G/LTE network roll out, offset by the further roll out of the mobile networks in Algeria, Bangladesh and Pakistan and acquisition of our 3G license in Pakistan.

We expect that our capital expenditures in 2016 will mainly consist of the maintenance of our existing networks as well as the increase of capacity due to data traffic growth and 3G and 4G/LTE roll outs. In the years ended December 31, 2015, 2014 and 2013, our capital expenditures were 18.2%, 21.7%, and 19.1% of our consolidated total operating revenue, respectively. The actual amount of our capital expenditures (excluding acquisitions and payment for licenses) for 2016 will depend on market development and our performance.

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

As of the date of this Annual Report on Form 20-F, we had an undrawn amount of US$3,001 million under existing credit facilities (excluding credit facilities in Italy). For more information on our existing undrawn credit facilities, please see Note 5 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Our management expects positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets. The actual amount of debt financing that we will need to raise will be influenced by our financing needs, the actual pace of traffic growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. For related risks, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” and “—We may not be able to raise additional capital.”

Our future cash needs are subject to significant uncertainties. For instance, we are exposed to the impact of future exchange rates on our USD denominated debt obligations and future requirements for USD denominated capital expenditures, which are generally funded by local currency cash flows of our subsidiaries. Remittances from our subsidiaries may also be restricted by local regulations or subject to material taxes when remitted. In addition, we have recently had material cash outflows with respect to the Uzbekistan settlement, and we expect to have material cash outflows in the short-term for our performance transformation project. Despite these uncertainties, we believe that our cash flows from operations and other sources of funds described above will be sufficient to meet our short-term and foreseeable long term cash requirements.

Contractual Obligations – continuing operations

As of December 31, 2015, we had the following contractual obligations in relation to our continuing operations, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancellable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements. For information relating to our outstanding indebtedness subsequent to December 31, 2015, see Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations(1)
Bank loans and bonds(2)	10,986	1,970	4,242	1,520	3,254
Equipment financing(2)	840	206	321	248	65
Loans from others(2)	—	—	—	—	—
Non-cancellable lease obligations	279	60	101	52	66
Purchase obligations(3)	208	182	26	—	—
Other long-term liabilities	—	—	—	—	—

Total	12,313	2,418	4,630	1,820	3,385

(1)	Debt payments could be accelerated upon violation of debt covenants.
(2)	Obligations for bank loans and bonds, equipment financing and loans from others represent anticipated future cash flows, including interest. For further information on interest rates on our long-term debt, see “—Financing Activities” above.
(3)	Purchase obligations primarily include our material contractual legal obligations for the future purchase of equipment and intangible assets. On October 4, 2013, PJSC VimpelCom and Apple signed an agreement to purchase iPhones (the “Agreement”). Under the Agreement, a specified number of iPhones handsets are to be ordered by PJSC VimpelCom each quarter between October 4, 2013 and June 30, 2016 according to a schedule (the “Schedule”). If VimpelCom does not comply with the Schedule and certain other terms of the Agreement, then according to the Agreement, VimpelCom could become liable for the shortfall in orders of iPhone handsets. Our purchase obligations do not include our obligation to purchase iPhones under our agreement with Apple as we are unable to estimate the amount of such obligation.

Other than the debt obligations described under “—Financing Activities” and in Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, we have not had any material changes outside the ordinary course of our business in the specified contractual obligations.

Contractual Obligations – discontinued operations

As of December 31, 2015, we had the following contractual obligations in relation to our discontinued operations of WIND Italy, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancellable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements. For information relating to our outstanding indebtedness subsequent to December 31, 2015, see Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations(1)
Bank loans and bonds(2)	15,205	657	1,314	8,364	4,870
Equipment financing(2)	—	—	—	—	—
Loans from others(2)	361	34	30	31	265
Non-cancellable lease obligations	304	116	84	52	52
Purchase obligations	1,056	1,056	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	16,926	1,864	1,428	8,447	5,187

(1)	Debt payments could be accelerated upon violation of debt covenants.
(2)	Obligations for bank loans and bonds, equipment financing and loans from others represent anticipated future cash flows, including interest. For further information on interest rates on our long-term debt, see “—Financing Activities” above.

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Party Transactions

We have entered into transactions with related parties and affiliates. Please see the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 25 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Certain Factors Affecting Our Financial Position and Results of Operations

Our financial position and results of operations for the three years ended December 31, 2015 as reflected in our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F have been influenced by the following additional factors:

Inflation

Russia has experienced periods of high levels of inflation since the early 1990s. Please also see Item 3—Key Information—D. Risk Factors—Risks Related to Our Markets—The international economic environment could cause our business to decline. Inflation affects the purchasing power of our mass market customers, as well as corporate clients. For the years ended December 31, 2015, 2014 and 2013, Russia’s inflation rates were 12.9%, 11.4% and 6.5% respectively, as provided by the Russian Federal State Statistics Service. For the years ended December 31, 2015 (except otherwise stated), 2014 and 2013, inflation rates in Algeria were 4.4%, 5.3% and 1.2% respectively, as provided by the Central Bank of Algeria; in Pakistan were 3.2%, 4.3% and 9.2% respectively, as provided by the Pakistan Bureau of Statistics; in Bangladesh were 6.1%, 6.1% and 7.4% respectively, as provided by the Central Bank of Bangladesh; in Ukraine were 43.3%, 24.9% and 0.5% respectively, as provided by the State Statistics Committee of Ukraine; in Kazakhstan were 13.6%, 7.4% and 4.8% respectively, as provided by the Agency of Statistics of the Republic of Kazakhstan; in

Uzbekistan were 9.1%, 9.8% and 10.2% respectively, as provided by the International Monetary Fund; in Kyrgyzstan were 4.9% (October 31, 2015), 10.5% and 4.0% respectively, as provided by the International Monetary Fund; in Armenia were (0.1)%, 4.6% and 5.6%, as provided by the National Statistical Service of the Republic of Armenia; in Tajikistan were 11.7%, 7.4% and 3.7% respectively, as provided by the International Monetary Fund; in Georgia were 4.9%, 2.0% and 2.4% respectively, as provided by the Ministry of Economic Development of the Republic of Georgia; in Laos were 0.9%, 2.4% and 6.6% respectively, as provided by Bank of the Lao P.D.R., and in Italy were 0.0%, (0.1)% and 0.6% respectively, as provided by the Italian National Institute for Statistics.

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

Russia

The national currency of Russia is the Russian ruble. We have determined that the functional currency for Russia is the Russian ruble. As of December 31, 2015, 2014 and 2013, the official Central Bank of Russia Russian ruble-U.S. dollar exchange rates were 72.88, 56.26 and 32.73 Russian rubles per U.S. dollar, respectively. During 2015, the average Russian ruble-U.S. dollar exchange rate was 58.7% higher than the average Russian ruble-U.S. dollar exchange rate during 2014. During 2014, the average Russian ruble-U.S. dollar exchange rate was 20.6% higher than the average Russian ruble-U.S. dollar exchange rate during 2013.

Algeria

The national currency of Algeria is the Algerian dinar. We have determined that the functional currency for Algeria is the Algerian dinar. As of December 31, 2015, 2014 and 2013, the Algerian dinar-U.S. dollar exchange rates were 107.10, 87.92 and 78.38 Algerian dinar per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2015, the average Algerian dinar-U.S. dollar exchange rate was 24.5% higher than the average Algerian dinar-U.S. dollar exchange rate during 2014. During 2014, the average Algerian dinar-U.S. dollar exchange rate was 1.2% higher than the average Algerian dinar-U.S. dollar exchange rate during 2013.

Pakistan

The national currency of Pakistan is the Pakistani rupee. We have determined that the functional currency for Pakistan is the Pakistani rupee. As of December 31, 2015, 2014 and 2013, the Pakistani rupee-U.S. dollar exchange rates were 104.73, 100.52 and 105.33 Pakistani rupee per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2015, the average Pakistani rupee-U.S. dollar exchange rate was 1.7% higher than the average Pakistani rupee-U.S. dollar exchange rate during 2014. During 2014, the average Pakistani rupee-U.S. dollar exchange rate was 0.5% lower than the average Pakistani rupee-U.S. dollar exchange rate during 2013.

Bangladesh

The national currency of Bangladesh is the Bangladeshi taka. We have determined that the functional currency for Bangladesh is the Bangladeshi taka. As of December 31, 2015, 2014 and 2013, the Bangladeshi taka-U.S. dollar exchange rates were 78.25, 77.93 and 77.67 Bangladeshi taka per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2015, the average Bangladeshi taka-U.S. dollar exchange rate was 0.5% higher than the average Bangladeshi taka-U.S. dollar exchange rate during 2014. During 2014, the average Bangladeshi taka-U.S. dollar exchange rate was 0.7% lower than the average Bangladeshi taka-U.S. dollar exchange rate during 2013.

Ukraine

The national currency of Ukraine is the Ukrainian hryvnia. We have determined that the functional currency of our subsidiary in Ukraine is the Ukrainian hryvnia, as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. As of December 31, 2015, 2014 and 2013, the official National Bank of Ukraine (NBU) hryvnia-U.S. dollar exchange rates were 24.00, 15.77 and 7.99 Ukrainian hryvnia per U.S. dollar, respectively. During 2015, the average Ukrainian hryvnia-U.S. dollar NBU exchange rate was 83.3% higher than the average Ukrainian hryvnia-U.S. dollar NBU exchange rate during 2014. During 2014, the average Ukrainian hryvnia-U.S. dollar NBU exchange rate was 49.0% higher than the average Ukrainian hryvnia-U.S. dollar NBU exchange rate during 2013.

Kazakhstan

The national currency of the Republic of Kazakhstan is the Kazakh tenge. We have determined that the functional currency of our subsidiary in Kazakhstan is the Kazakh tenge, as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. As of December 31, 2015, 2014 and 2013, the official National Bank of Kazakhstan tenge-U.S. dollar exchange rates were 339.47, 182.35 and 153.61 Kazakh tenge per U.S. dollar, respectively. During 2015, the average Kazakh tenge-U.S. dollar exchange rate was 24.1% higher than the average Kazakh tenge-U.S. dollar exchange rate during 2014. During 2014, the average Kazakh tenge-U.S. dollar exchange rate was 17.7% higher than the average Kazakh tenge-U.S. dollar exchange rate during 2013.

Uzbekistan

The national currency of Uzbekistan is the Uzbek som. Historically, the functional currency of our operations in Uzbekistan has been the U.S. dollar as opposed to the Uzbek som. During 2014, we concluded that the Uzbek som should be the functional currency for Uzbekistan as it more clearly reflects the economic substance of the underlying events and circumstances of the company. The change did not have material impact on our operations. The Uzbek som is not a convertible currency outside Uzbekistan. As of December 31, 2015, 2014 and 2013, the official Central Bank of the Republic of Uzbekistan som-U.S. dollar exchange rates were 2,809.98, 2,422.4 and 2,202.20 Uzbek som per U.S. dollar, respectively. During 2015, the average Uzbek som-U.S. dollar exchange rate was 11.1% higher than the average Uzbek som-U.S. dollar exchange rate during 2014. During 2014, the average Uzbek som-U.S. dollar exchange rate was 10.3% higher than the average Uzbek som-U.S. dollar exchange rate during 2013.

Other Countries

Kyrgyzstan

The national currency of Kyrgyzstan is the Kyrgyz som. We have determined that the functional currency of our subsidiary in Kyrgyzstan is the Kyrgyz som, as it reflects the economic substance of the underlying events and circumstances of the company. The Kyrgyz som is not a convertible currency outside Kyrgyzstan. As of December 31, 2015, 2014 and 2013, the official National Bank of the Kyrgyz Republic Kyrgyz som-U.S. dollar exchange rates were 75.90, 58.89 and 49.25 Kyrgyz som per U.S. dollar, respectively. During 2015, the average Kyrgyz som-U.S. dollar exchange rate was 20.2% higher than the average Kyrgyz som-U.S. dollar exchange rate during 2014. During 2014, the average Kyrgyz som-U.S. dollar exchange rate was 10.8% higher than the average Kyrgyz som-U.S. dollar exchange rate during 2013.

Armenia

The national currency of Armenia is the Armenian dram. We have determined that the functional currency of our subsidiary in Armenia is the Armenian dram, as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. As of December 31, 2015, 2014 and 2013, the official Central Bank of Armenia Armenian dram-U.S. dollar exchange rates were 483.75, 474.97 and 405.64 Armenian drams per U.S. dollar, respectively. During 2015, the average Armenian dram-U.S. dollar exchange rate was 14.9% higher than the average Armenian dram-U.S. dollar exchange rate during 2014. During 2014, the average Armenian dram-U.S. dollar exchange rate was 1.5% higher than the average Armenian dram-U.S. dollar exchange rate during 2013.

Tajikistan

The national currency of Tajikistan is the Tajik somoni. The Tajik somoni is not a convertible currency outside Tajikistan. We have determined that the functional currency of our subsidiary in Tajikistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company because the company generates most of its revenue from international traffic termination which is priced and paid in the U.S. dollars. In addition, a substantial part of capital expenditures is purchased from international suppliers and priced and paid in the U.S. dollars.

Georgia

The national currency of Georgia is the Georgian lari. We have determined that the functional currency of our subsidiary in Georgia is the Georgian lari, as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. As of December 31, 2015, 2014 and 2013, the official National Bank of Georgia Georgian lari-U.S. dollar exchange rates were 2.39, 1.86 and 1.74 Georgian lari per U.S. dollar, respectively. During 2015, the average Georgian lari-U.S. dollar exchange rate was 28.6% higher than the average Georgian lari-U.S. dollar exchange rate during 2014. During 2014, the average Georgian lari-U.S. dollar exchange rate was 6.2% higher than the average Georgian lari-U.S. dollar exchange rate during 2013.

Laos

The national currency of Laos is the Lao kip. We have determined that the functional currency of our subsidiary in Laos is the Lao kip, as it reflects the economic substance of the underlying events and circumstances of the company. The Lao kip is not a convertible currency outside Laos. As of December 31, 2015, 2014, 2013, Lao kip-U.S. dollar exchange rates were 8,148.00, 8,099.05 and 8,021.50 Lao kip per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2015, the average Lao kip-U.S. dollar exchange rate was 1.0% higher than the average Lao kip-U.S. dollar exchange rate during 2014. During 2014, the average Lao kip-U.S. dollar exchange rate was 2.7% higher than the average Lao kip-U.S. dollar exchange rate during 2013.

Italy

We have determined that the functional currency of WIND Italy is the Euro. As of December 31, 2015, 2014 and 2013, the Euro-U.S. dollar exchange rates were 0.92, 0.83 and 0.73 Euro per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2015, the average Euro-U.S. dollar exchange rate was 19.5% higher than the average Euro-U.S. dollar exchange rate during 2014. During 2014, the average Euro-U.S. dollar exchange rate was 0.1% higher than the average Euro-U.S. dollar exchange rate during 2013.

We have implemented a number of risk management activities to minimize currency risk and exposure in certain of the countries in which we operate, as further described in the section of this Annual Report on Form 20-F entitled “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

As of March 15, 2016, the members of our supervisory board were as follows:

Name	Age(1)	Position
Alexey M. Reznikovich	47	Chairman of Supervisory Board

Mikhail M. Fridman	51	Director

Gennady Gazin	51	Director

Andrei Gusev	43	Director

Gunnar Holt	61	Director(2)

Sir Julian Horn-Smith	67	Director

Morten Karlsen Sørby	56	Director(2)

Nils Katla	49	Director(2)

Trond Ø Westlie	54	Director

(1)	As of March 15, 2016.
(2)	In the third quarter of 2015, Mr. Sørby appointed Mr. Holt and Mr. Katla as his alternate directors as described below.

The members of our current supervisory board were elected at the June 19, 2015 annual general meeting of shareholders in accordance with our bye-laws and will serve until the next annual general meeting, unless any members are removed from office or their offices are vacated in accordance with our bye-laws.

Pursuant to our bye-laws, in the third quarter of 2015, supervisory board member Morten Karlsen Sørby appointed (i) Gunnar Holt to serve as his alternate director on the supervisory board (for all purposes other than serving on the compensation committee) and (ii) Nils Katla to serve as his alternate director on the supervisory board (only for purposes of serving on the compensation committee). In addition to Mr. Holt’s and Mr. Katla’s own rights and powers as elected members of the supervisory board, Mr. Holt exercises all rights and powers of Mr. Sørby (except in relation to serving on the compensation committee) and Mr. Katla exercises all rights and power of Mr. Sørby (only in relation to serving on the compensation committee).

As of March 15, 2016, the members of our management board were as follows:

Name	Age(1)	Position
Jean-Yves Charlier	52	Group Chief Executive Officer

Andrew Davies	50	Group Chief Financial Officer

Mikhail Slobodin	43	Head of Russia

Maximo Ibarra	47	Head of Italy

Vincenzo Nesci	66	Chief Executive Officer of GTH

Peter Chernyshov	47	Head of Ukraine

Jeffrey Hedberg	54	Head of Pakistan

Ghada Gebara	46	Head of Algeria(2)

Erik Aas	49	Head of Bangladesh

Oleksandr Komarov	43	Head of Kazakhstan

Anton Kudryashov	48	Chief Business Development and Portfolio Officer

Yogesh Malik	43	Group Chief Technology Officer

Jeremy Roffe-Vidal	46	Group Chief Human Resources Officer

Mikhail Gerchuk	43	Head of Eurasia

Jon Eddy	49	Head of Emerging Markets

Scott Dresser	48	Group General Counsel
Enrique Aznar	52	Group Chief Compliance Officer

Alexander Matuschka	44	Group Chief Performance Officer

Rozzyn Boy	38	Chief Communications and Brand Officer

Christopher Schlaeffer	46	Chief Digital Officer

(1)	As of March 15, 2016.
(2)	We expect that Ghada Gebara will move internally to our headquarters in Amsterdam at the end of March 2016. The new Head of Algeria and Chief Executive Officer of Djezzy will be announced in due course.

Supervisory Board

Alexey M. Reznikovich has been Chairman of the VimpelCom Ltd. supervisory board since December 2012 and a director of VimpelCom Ltd. since April 2010. He also serves as chairman of VimpelCom Ltd.’s compensation committee. Mr. Reznikovich was a member of the board of directors of PJSC VimpelCom from May 2002 until April 2010. Mr. Reznikovich has served as Managing Partner of LetterOne Telecom since June 2014. Prior to joining LetterOne Telecom, he was Chief Executive Officer of LLC Altimo from April 2005 to May 2014 and Chief Executive Officer of Altimo Holdings & Investments Ltd. from June 2006 to May 2014. He has been a member of the supervisory board of the Alfa Group Consortium since 2002, with overall responsibility for business development and management supervision of the Group’s assets. Mr. Reznikovich was a director of Golden Telecom from May 2007 until February 2008. In 2001, Mr. Reznikovich founded EMAX, a new business venture to develop internet centers in Russia and has been a director of EMAX and of CAFEMAX, an internet café chain, since February 2001. From December 1998 to 2000, Mr. Reznikovich was a partner at McKinsey & Co. Prior to his time at McKinsey, Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld in the United States. He graduated from the Economics Faculty of the Moscow State University and received an M.B.A. from Georgetown University in the United States and from INSEAD in France.

Mikhail M. Fridman has been a director of VimpelCom Ltd. since April 2010. Mr. Fridman was a member of the board of directors of PJSC VimpelCom from July 2001 until April 2010. He currently serves as a member of the board of directors of OJSC Alfa-Bank, as well as Chairman of the supervisory boards of the Alfa Group Consortium and LetterOne Holdings S.A. Mr. Fridman also serves as a member of the supervisory board of X5 Retail Group N.V. He is a member of the Public Chamber of the Russian Federation. Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Altimo and X5 Retail Group N.V. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal Metallurgical Works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.

Gennady Gazin has been an alternate director of VimpelCom Ltd. since October 2014 and a director of VimpelCom Ltd. since June 2015. Mr. Gazin is serving as a chairman of VimpelCom Ltd.’s nominating and corporate governance committee, chairman of its special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities and as a member of its finance and strategy committee and audit committee. Mr. Gazin currently serves as Director at Interpipe, a producer of pipes and railroad wheels; Director at GeoAlliance, an oil and gas production company; and Chairman of the Board at Genesis Philanthropy Group. From 2007 to 2012, Mr. Gazin served as CEO of EastOne, an international investment advisory group. Prior to EastOne, Mr. Gazin worked at McKinsey & Company’s New York and Moscow offices for 14 years, during which time he was an active member of the Telecommunications practice and also served as the Senior Partner responsible for McKinsey’s CIS practice. Mr. Gazin started his professional career as a systems and telecommunications engineer at Bell Communications Research/Tellcordia and General Dynamics in the USA. Mr. Gazin received a bachelor’s degree in Electrical Engineering from Cornell University in 1987, a master’s degree in Electrical Engineering from Stanford University in 1988 and an M.B.A. from the Wharton School of Business at the University of Pennsylvania in 1993.

Andrei Gusev has been a director of VimpelCom Ltd. since April 2014. Mr. Gusev is serving as a chairman of VimpelCom Ltd.’s finance and strategy committee and as a member of its nominating and corporate governance committee and compensation committee. Mr. Gusev is a senior partner at LetterOne Telecom (UK) LLP, joining in 2014, and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was Chief Executive Officer of X5 Retail Group N.V. from 2011 to 2012 and prior to that, from 2006 to 2010, served as its Director of Business Development and M&A. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received an M.B.A. from the Wharton School at the University of Pennsylvania in 2000 and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994.

Gunnar Holt has been a director of VimpelCom Ltd. since June 2015. Mr. Holt is serving as a member of VimpelCom Ltd.’s finance and strategy committee and audit committee. Mr. Holt has been a Senior Advisor at Telenor ASA since 2006 and previously served as a Group Finance Director from 2000 to 2006. From 1995 to 1999, he worked at Aker ASA and Aker RGI ASA, serving as Executive Vice President and CFO. From 1986 to 1995, he held various leadership positions in the Aker Group, including Deputy President of Norwegian Contractors AS, Executive Vice President and Chief Financial Officer of Aker Oil and Gas Technology AS, President of Aker Eiendom AS, and Finance and Accounting Director of Aker Norcem AS. From 1978 to 1986, he served as Executive Officer and Special Advisor in the Norwegian Ministry of Petroleum and Energy. Mr. Holt holds a Doctor of Business Administration degree and Advanced Postgraduate Diploma in Management Consultancy from Henley Management Collage, Brunel University, in the United Kingdom; an MBA from the University of Queensland in Australia, and an M.B.A. in finance from the University of Wisconsin. He also received a Diplomøkonom from The Norweigan School of Management. Mr. Holt has served on a number of corporate boards.

Sir Julian Horn-Smith has been a director of VimpelCom Ltd. since July 2014. Sir Julian is serving as a member of VimpelCom Ltd.’s special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities. Sir Julian is active in the global telecommunications sector as a Senior Advisor to UBS Investment Bank, in London and Senior Advisor to CVC (Telecoms and Media). He also serves as an advisor to LetterOne. Sir Julian previously served as Senior Advisor to the Etisalat Group board from 2011 to 2014. Sir Julian was a member of the founding management team of Vodafone Group Plc. He retired from Vodafone in July 2006, where he held a number of senior positions, including Deputy Chief Executive Officer and member of the board. He currently serves as a member of the board of Digicel, a Caribbean and Pacific operator. Sir Julian is also Chairman of eBuilder, based in Sweden. He is a Pro Chancellor at Bath University and chairs the University’s School of Management Advisory Board. He is a Trustee for the Hope for Tomorrow Charity and is the Founder and Co-Chair of The TATLIDiL Conference (British and Turkish Conference). During his career in international telecommunications, Sir Julian has served as Chair of both the Mannesmann Supervisory and Management boards, as well as a Director on a number of company boards, including Lloyds Banking Group plc, Smiths Group, China Mobile, eAccess in Japan, De la Rue plc, Verizon Wireless and SFR in France. Sir Julian earned a Bachelor of Science in economics from University of London in 1970 and a Master of Science from University of Bath in the United Kingdom in 1979.

Nils Katla has been a director of VimpelCom Ltd. since June 2015. Mr. Katla is a member of VimpelCom Ltd.’s nominating and corporate governance committee and compensation committee (as an alternate director for Mr. Sørby). Mr. Katla is a member of the Board of Directors for Telenor Hungary. Mr. Katla joined the Telenor Group in 2001 and has been responsible for growing Telenor’s Nordic and European positions, resulting in a number of acquisitions. He is currently serving as the Senior Vice President of Mergers & Acquisitions for Telenor ASA. From 2004 to 2007, he was a member of the Management Board of Telenor Norway. He has served on a number of Boards of Directors for Telenor Group companies. Before joining Telenor, Mr. Katla served as the Executive Vice President of the Consumer Division at Enitel from 2000 to 2001. He also headed the consumer division of TeliaSonera as the Senior Vice President from 1997 to 1999. He has also worked for McKinsey & Company from 1995 to 1997 and Arthur Andersen & Company (later Accenture) from 1990 to 1993. Mr. Katla holds a Master of Science degree in Computer Science and Telematics from the Norwegian Institute of Technology and an M.B.A. from INSEAD.

Trond Ø Westlie has been a director of VimpelCom Ltd. since July 2014. Mr. Westlie is serving as chairman of VimpelCom Ltd.’s audit committee and as a member of its special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities. Mr. Westlie joined A.P. Moller—Maersk in January 2010 as Group Chief Financial Officer and member of the Executive Board, in addition to also serving as a member of the boards of various A.P. Moller—Maersk companies. Mr. Westlie served as Executive Vice President and Chief Financial Officer of the Telenor Group from September 2005 to December 2009. Previously, he was Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004, and Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002. Mr. Westlie has served on numerous corporate boards and is currently a member of the Board of Danske Bank and Shama AS. Mr. Westlie qualified as a State Authorized Public Auditor from Norges Handelshøyskole in Norway in 1987.

In the third quarter of 2015, our supervisory board approved the appointments of (i) Gunnar Holt as alternate director to Morten Karlsen Sørby on our supervisory board (for all purposes other than serving on the compensation committee) and (ii) Nils Katla as alternate director to Morten Karlsen Sørby on our supervisory board (only for purposes of serving on the compensation committee). In addition to Mr. Holt’s and Mr. Katla’s own rights and powers as elected members of the supervisory board, Mr. Holt exercises all rights and powers of Mr. Sørby (except in relation to serving on the compensation committee) and Mr. Katla exercises all rights and powers of Mr. Sørby (only in relation to serving on the compensation committee).

Morten Karlsen Sørby has been a director of VimpelCom Ltd. since February 2015. Mr. Sørby has served as Executive Vice President of the Telenor Group since 2003 when he was also appointed Head of the Norwegian Market of the Telenor Group, in addition to his position as acting Chief Financial Officer of Telenor ASA. Mr. Sørby also holds a number of other positions within the Telenor Group, as he was appointed Head of Strategy and Regulatory Affairs in 2011, Head of Corporate Development in 2009 and Head of the Nordic Region of Telenor in 2005. Previously, in 2014, Mr. Sørby served as Chief Executive Officer of Uninor, an Indian Telenor Group Company. He also served as Senior Vice President, General Manager and Deputy Chief Executive Officer in a number of Telenor Group companies between 1995 and 2002. Mr. Sørby joined the Telenor Group in 1993 as a Vice President in Norsk Telekom, a subgroup of the Telenor Group. Mr. Sørby has also been chairman of several boards of directors of Telenor Group companies in Norway, Denmark and Sweden since 2005 and has been a board member of Digi, a Telenor Group company in Malaysia since 2013. Mr. Sørby was a member of the board of directors of PJSC VimpelCom from 2000 to 2003. Prior to joining the Telenor Group, Mr. Sørby worked at Arthur Andersen & Co. in Oslo, Norway. Mr. Sørby received his Master of Science degree in business administration from the University of Karlstad, Sweden in 1983. He is a state licensed public accountant in Norway and completed the Program for Executive Development at IMD in Lausanne, Switzerland in 1997.

Management Board

Jean-Yves Charlier was appointed as Chief Executive Officer of VimpelCom Ltd. by the VimpelCom Ltd. supervisory board in April 2015. Prior to his appointment as Chief Executive Officer of VimpelCom Ltd., he was the Chairman and Chief Executive Officer of SFR in France from 2012 until 2014. While at SFR he completed the demerger of SFR from Vivendi in a transaction with cable operator Numericable. From 2007 until 2012, Mr. Charlier was the Chief Executive Officer for Promethean, an interactive learning company, and, from 2004 until 2007, Mr. Charlier was the Chief Executive Officer of Colt, an alternative carrier. He started his career with Wang in France and also held senior executive positions with Equant and BT Global Services. Mr. Charlier has been on the board of several other listed companies including Activision Blizzard and Vivendi. He holds an M.B.A. from the Wharton Business School and a Bachelor of Arts in international business administration from the American College in Paris, France.

Andrew Davies joined VimpelCom Ltd. in November 2013 as Chief Financial Officer. From November 2010 to October 2013, Mr. Davies was the Chief Financial Officer at Verizon Wireless. Prior to his appointment at Verizon Wireless, Mr. Davies held a number of senior financial roles within Vodafone Group, latterly as Chief Financial Officer of Vodafone India and Vodafone Turkey as well as positions in Vodafone UK and Vodafone Japan, from 2003 until 2010. Prior to joining Vodafone in 2003, Mr. Davies was Chief Financial Officer of Singlepoint (4U) from 2001, which was acquired by Vodafone in 2003, and also held positions with Honeywell Inc. and General Electric after starting his career with KPMG in 1987. Mr. Davies serves as a member of the board of various subsidiaries of VimpelCom Ltd. Mr. Davies earned a Bachelor of Science degree in mathematics from Imperial College in London in 1987, and is an Associate of the Royal College of Science.

Mikhail Slobodin has served as Head of Russia of VimpelCom Ltd. and General Director of PJSC VimpelCom since September 2013. Mr. Slobodin has been a member of the Supervisory Board of Euroset Holding N.V. since November 2013. Before joining VimpelCom, Mr. Slobodin was an Executive Vice President of Strategy and New Business Development in OJSC TNK-BP Management from 2011 to 2013. He has held key positions in several companies in the oil & gas sector including General Director and President of CJSC Integrated Energy Systems from 2003 to 2011; President of OJSC Russian Utility Systems from 2005 to 2008; Vice President for Energy of OJSC TNK-BP from 2002 to 2004; First Vice General Director of Finance & Economy of Irkutskenergo from 2001 to 2002 and Head of Regional Development of Renova from 2000 to 2001. Mr. Slobodin also worked for NTMK from 1999 to 2000, SUAL from 1996 to 1999 and ALCUR during 1996. Mr. Slobodin started his career in 1992 at SUBR. Mr. Slobodin graduated from the Ural State University in 1993, majoring in Economics; and has an academic degree as a Candidate of Science (Engineering).

Maximo Ibarra has served as Head of Italy and Chief Executive Officer and General Director of WIND Italy since May 2012. From 2011 to 2012, Mr. Ibarra served as the Consumer Director of WIND Italy, having served as Mobile Consumer Director from 2009 to 2011. He also served as the Mobile Marketing and Customer Management Director from 2007 to April 2009 and the Vice President of Mobile Marketing from 2004 to 2007. From 2003 to 2004, Mr. Ibarra served as Vice President Marketing & Strategies of the Benetton Group. From 2001 to 2003, he served as Vice President for Strategy and Business Development in Fiat Auto. From December 2000 to September 2001, Mr. Ibarra served as the Commercial Director of DHL International, and from 1996 to 2000, he held several positions in Omnitel (now Vodafone). Mr. Ibarra completed the General Management Programme at the London Business School in 2008 and received a Master in Telco Marketing from INSEAD in 2000. Mr. Ibarra received an M.B.A. from STOA at MIT in 1994 and holds a degree in Political Sciences and Economics from the Sapienza University of Rome in 1991.

Vincenzo Nesci has served as Chief Executive Officer of GTH since July 2014 and Executive Chairman of Optimum Telecom Algeria since July 2012. Mr. Nesci served as the Chief Executive Officer of the Sub-Saharan Africa Cluster of GTH from 2011-2012. In 2010, Mr. Nesci joined GTH as the CEO Senior Advisor. Previously, Mr. Nesci joined Alcatel in 1980 and held positions in Egypt, Italy, Belgium, Ethiopia and East Africa. He served as President of the Middle East and Africa Business Unit from 2008, previously serving as the Vice-President for the Middle East from 1999 and Country Senior Officer of Alcatel in Egypt from 1993. Prior to joining Alcatel, Mr. Nesci worked for General Electric in Libya and Nigeria. He is a member of the board of various subsidiaries of VimpelCom Ltd. Mr. Nesci received a Master in Economics degree from L. Bocconi University in Italy in 1973. He was also a Lecturer and Assistant Professor in Banking and Finance, Conseiller du Commerce Extérieur de la France, a Board Member of the Chambre de Commerce Franco-Arabe and a member of the World Economic Forum.

Peter Chernyshov has been Head of Ukraine since June 2014. Mr. Chernyshov previously served as Vice President of Carlsberg Group, responsible for six countries in Eastern Europe, from 2012 to 2014, and as Chief Executive Officer of Carlsberg Ukraine from 2006 to 2012. Since 1999, Mr. Chernyshov has occupied several positions in the companies of BBH (Baltic Beverage Holding, now part of the Carlsberg Group), working at different times in three countries: from 1999 to 2000 as the Business controller for Russian operations in the BBH HQ Stockholm, Sweden; from 2001 to 2002, as the CFO of BBH in Kiev, Ukraine; from 2003 to April 2006, as the CEO of Vena Breweries, Saint Petersburg and Chelyabinsk, Russia; and from August 2005 to April 2006, as Vice President, Finance at Baltika, Saint Petersburg, Russia. Mr. Chernyshov is currently a member of the board of the American Chamber of Commerce (ACC) in Ukraine. Mr. Chernyshov received a Master’s degree in mathematics from Ural State University in 1990 and an M.B.A. from Kingston University Business School in 2001.

Jeffrey Hedberg has been Head of Pakistan since 2014 and was appointed Chief Executive Officer of Mobilink in Pakistan in July 2014. Prior to joining Mobilink, Mr. Hedberg worked at Boston Consulting Group from March 2013, where he was a Senior Advisor in the firm’s South Africa office and its Munich-based Technology, Media and Telecommunications Practice area. Mr. Hedberg served as a Private Equity Advisor from 2012 until 2014 and the Chief Operating Officer of Altech from 2011 to 2012. Mr. Hedberg served as CEO of Telekom South Africa from 2010 to 2011 and as CEO of Telkom’s Nigerian subsidiary, Multi-Links Nigeria, from 2010 to 2011. From 2006 to 2009, Mr. Hedberg was CEO of Cell C in South Africa. Mr. Hedberg was appointed CEO and Chairman of Deutsche Telekom USA in 2002 and from 1999 to 2002, he was Executive Vice President and Member of the Board of Management of Deutsche Telekom AG where he developed the strategy for the International Division. Prior to that, Mr. Hedberg served as Executive Vice President of Swisscom International from 1997 to 1999 and as Deputy Director from 1996 to 1997. Mr. Hedberg currently serves as a member of the board of directors of various subsidiaries of VimpelCom Ltd., including Business & Communication Systems (Pvt) Ltd., LinkDotNet Telecom Limited, LinkdotNET Pakistan (Pvt) Ltd. and Waseela Microfinance Bank Limited. Mr. Hedberg received a Master’s degree in International Management from the University of Denver in 1992 and a Bachelor of Business Administration Degree from Northeastern University in 1985.

Ghada Gebara has been Head of Algeria and the Chief Executive Officer of Djezzy since June 2015. Prior to joining Djezzy, Ms. Gebara was the Chief Executive Officer at Korek Telecom from 2010 to 2015. From 2005 to 2010, Ms. Gebara worked at Digicel and served as the Chief Executive Officer of Digicel Honduras, Chief Executive Officer of Digicel Haiti, French West Indies and French Guiana as well as the Chief Executive Officer of Digicel Haiti. She also worked at Asiacel from 2004 to 2005 and at CELLIS from 1996 to 2004. Ms. Gebara received a Graduate Executive M.B.A. from the University of Quebec at Montreal in 2007, a Graduate Telecommunications Engineer degree from the Institute National des Telecommunications in 1996, a Certificate of Telecommunications Engineer from the Eurecom Institute in 1996 and a Graduate Master degree in Information System and Quality Management from the University of Havre.

Erik Aas has been Head of Bangladesh since December 2015. Mr. Aas previously served as the Chief Executive Officer of Pt AXIS Telekom from 2007 until 2014. From 1997 to 2007, Mr. Aas served in various senior executive roles for the Telenor Group, including as the Chief Executive Officer of Grameenphone. Mr. Aas is the Chairman and Managing Director of Lakeview Invest AS and Lakeview Trading AS since September 2014. Mr. Aas attended the International Directors programme from INSEAD from 2012 to 2013. Mr. Aas received an Executive M.B.A. from IMD, Switzerland in 2001 and graduated with a Master of Science degree for Civil Engineering from the Norweigan University of Science and Technology in 1991.

Oleksandr Komarov has been Head of Kazakhstan since January 2016. Mr. Komarov served as the Chief Commercial Officer at Beeline Kazakhstan from July 2013 until 2016. Previously, Mr. Komarov served as the Chief Executive Officer of GroupM from 2007 to 2013, Acting Chief Executive Officer of MediaCom from 2009 to 2010, the Chief Executive Officer of Video International Advertising Group Kiev from 2006 to 2007 and the Chief Executive Officer of Adell Saatchi & Saatchi from 2004 to 2006. Mr. Komarov received an Executive M.B.A. from the Stockholm School of Economics in 2006 as well as a Postgraduate Diploma in Marketing from the Chartered Institute of Marketing in 2001. Mr. Komarov received a degree in electronic devices engineering from the National Technical University of Ukraine ‘Kyiv Polytechnic Institute’ in 1995.

Anton Kudryashov has been Chief Group Business Development and Portfolio Officer since October 2013. Previously Mr. Kudryashov was Head of Russia of VimpelCom Ltd. and General Director of PJSC VimpelCom from January 2012 to September 2013. Mr. Kudryashov has been a member of the Supervisory Board of Euroset Holding N.V. from December 2012 until November 2013. Previously Mr. Kudryashov served as Chief Executive Officer of CTC Media from 2008 until 2011. In 1998, Mr. Kudryashov founded Afisha Publishing House and was the Chairman of the Board of Afisha Publishing House until 2005. In 1995, he became one of the founding partners of Renaissance Capital investment bank, serving as the Chairman of the Board from 2003 until 2005. Mr. Kurdryashov served as the Chief Operating Officer of the Sputnik Group from 1999 until 2003. From 2002 to 2003, Mr. Kudryashov also served as the restructuring Chief Executive Officer of NTV-Plus. Mr. Kudryashov has also held senior executive positions in insurance and private equity. Mr. Kudryashov started his professional career at CS First Boston, an international investment bank, where he served in various positions from 1991 to 1995, including as Vice President from 1993 to 1995. Mr. Kudryashov graduated with a degree in International Economics from the Finance Academy in Moscow (formerly Moscow Finance Institute) in 1989 and completed his post-graduate studies at the Institute of European Studies, Academy of Science, in Moscow in 1990 and the London School of Economics in 1991. He is a member of the Russian Television Academy and also a member of the Board of the Russian Union of Industrialists and Entrepreneurs (RSPP).

Yogesh Malik has served as Group Chief Technology Officer of VimpelCom Ltd. since March 2014. Mr. Malik served as Chief Executive Officer of Uninor, an Indian mobile network operator majority owned by the Telenor Group, from May 2013 through November 2013 and prior to that, served in a variety of senior positions at Uninor from 2010, including COO covering the areas of Technology, Regulatory and Customer Care. Mr. Malik has also served as Head of Technology & Sourcing at Telenor Group headquarters in Norway, CTO of Kyivstar in Ukraine and CTO of Grameenphone in Bangladesh. Prior to joining the Telenor Group, Mr. Malik worked for TIW, Tata/AT&T and Ericsson in various senior positions in a variety of countries. Mr. Malik received an Engineering Degree in Electronics from MSU University, Baroda, India in 1993, and an Executive M.B.A. from IMD, Lausanne, Switzerland in 2008.

Jeremy Roffe-Vidal was appointed Group Chief Human Resources Officer in February 2015. Before joining VimpelCom, Mr. Roffe-Vidal was based in France and served as Group Human Resources and Corporate Vice-President at Cap Gemini S.A. Prior to that, from 2001 to 2004 he held the position of Vice President Human Resources in Invensys (now part of Schneider Electric) in London and France. From 2004 to 2008, Jeremy Roffe-Vidal served as Senior Vice President Human Resources of Alstom Power Systems based in Switzerland. Mr. Roffe-Vidal was educated in Frankfurt am Main and holds a degree in Psychology.

Mikhail Gerchuk has been Head of Eurasia since October 2015. He served as Group Chief Commercial and Strategy Officer from July 2012 until October 2015, Acting Head of the former CIS Business Unit from February 2014 to January 2015, and Group Chief Commercial Officer from October 2011 to July 2012. Previously, Mr. Gerchuk served as Vice President and Chief Commercial Officer of MTS from December 2008 until October 2011, having joined MTS in August 2007 as the Group Marketing Director. At MTS, he also served on the boards of directors of Comstar, MGTS, MTS Ukraine and several other MTS subsidiaries. Prior to joining MTS, Mr. Gerchuk was Chief Commercial Officer at Vodafone Malta from 2006 to 2007. He held senior marketing positions at Vodafone Group, UK between 2002 and 2006, including Head of Voice Propositions between 2004 and 2006 and Senior Global Marketing Manager between 2002 and 2004. Mr. Gerchuk also worked as an Associate at Booz Allen Hamilton in London from 1999 to 2002 and, before that, as Category Marketing Manager at PepsiCo and Marketing Manager at Mars, Inc. Mr. Gerchuk received an M.B.A. from INSEAD in 1999 and an M.A. in Economic Geography and English from Moscow State University in 1994.

Jon Eddy has been Head of Emerging Markets since January 2016. Mr. Eddy has extensive experience in leadership positions in the telecommunications industry in emerging markets, especially in Asia. He joined VimpelCom from dtac, Thailand’s second largest mobile operator, where he was Chief Executive Officer from 2011 until 2014. Jon has previously been Chief Executive Officer of Telenor Pakistan from 2008 to 2011, Chief Operating Officer at Maxis Mobile in Malaysia from 2007 until 2008, and Chief Technology Officer at Digi Telecom in Malaysia from 2002 until 2007. He holds a Bachelor of Science degree in Electrical Engineering from Montana State University.

Scott Dresser was appointed as Group General Counsel, with effect from September 1, 2014. Scott was also appointed a member of the Group Executive Board and the Group Management Board. Scott Dresser was most recently Vice President of Global Strategic Initiatives at BirdLife International, a global conservation organization. Between 2006 and 2012, Scott was with Virgin Media in the UK, including service as General Counsel, where he led its legal department and acted as principal liaison with the company’s Board of Directors, as well as being a member of its Executive Management Team. He also previously held positions in the US at White Mountains RE Group (which is the operating company of White Mountains Insurance Group Ltd), in the role of Senior Vice President and Associate General Counsel from 2005-2006; as Senior Advisor for Legal and Financial Affairs for the International Global Conservation Fund (an international environmental conservation organization) from 2002-2005; and positions at

Morgan, Lewis & Bockius LLP and at Lord Day & Lord, Barrett Smith. Scott studied at the Vanderbilt University School of Law and University of New Hampshire, and was admitted to the Bar, in New York and Connecticut, in 1993. Mr. Dresser is on the advisory boards of BirdLife International and the Caucasus Nature Fund.

Enrique Aznar has been VimpelCom’s Group Chief Compliance Officer since August 2013 and was appointed to the Management Board in October 2014. Prior to VimpelCom, Enrique was Head of Corporate Governance & Compliance - Chief Integrity Officer at Millicom International Cellular S.A., based in Luxembourg from 2011 until 2013; Chief Ethics & Compliance Officer at Nokia Siemens Networks, based in Helsinki from 2009 until 2011; Deputy General Counsel & Chief Compliance Officer for Europe, Middle East, and Africa for Tyco International from 2005 until 2009 and held different legal roles with Dell, Inc from 2000 to 2005, Freshfields from 1997 to 2000, Price Waterhouse from 1994 to 1997 and Arthur Andersen from 1989 to 1992. Enrique is a qualified lawyer in Spain, England and Wales. Mr. Aznar attended a Leadership Program at Stanford University in the United States in 2012. He earned a Business Management Program certificate (PDD) at IESE Business School in 2003, a Master of Arts in International & Comparative Business Law in London in 1993 and a Licenciatura en Derecho (Law Degree) from the University of Barcelona in 1988.

Alexander Matuschka has served as Group Chief Performance Officer since July 2015. Mr. Matuschka came to VimpelCom from Nokia Networks, where he was Chief Transformation Officer from 2014 to 2015 and, previously, Chief Restructuring Officer from 2011 until 2014. Prior to joining Nokia, Mr. Matuschka gained extensive experience in in the automotive and machining industries with P&L responsibility in multiple areas, including restructuring, re-organization, procurement, logistics, supply chain management and lean manufacturing/assembly, including serving as the Interim Chief Operations Officer for ATU GmbH from 2010 until 2011 and Chief Executive Officer of EUROPART Holding GmbH from 2007 to 2009. As of March 2014, Mr. Matuschka is also a member of the Supervisory Board for Scout 24, which develops online marketplaces and buyer guides. Mr. Matuschka holds a business degree (Diplom-Kaufmann) in International Business Economy from International Business School Lippstadt in Germany and West Virginia University, USA.

Rozzyn Boy joined the company in February 2015 as Chief Communications and Brand Officer. Ms. Boy was previously Head of Global Corporate Communications and Brand for Tata Communications Ltd from 2010 to 2015, where she was responsible for all external and internal communications as well as its global Brand positioning. Prior to joining Tata, she held leadership roles in consultancy for Hill & Knowlton as UK Technology Practice Head during 2009, Firefly Communications as Associate Director from 2005 to 2009 and Text 100. She was also Head of Communications for Motorola Sub-Saharan Africa from 2002 to 2005. Ms. Boy has a BA with honors in Communications and Journalism from The Nelson Mandela Metropolitan University in South Africa.

Christopher Schlaeffer has served as Chief Digital Officer since January 2016, with responsibility for the development of new digital services and telecommunications propositions and for leading the Group’s global commercial functions. Mr. Schlaeffer joined VimpelCom from his role as Founder and Chief Executive Officer of two tech startups in Berlin and London which he served from 2010 until 2015. Prior to that, Mr. Schlaeffer was with Deutsche Telekom for 12 years as the group’s Chief Product and Innovation Officer, Corporate Development Officer (with responsibility for Technology, IT, Innovation, R&D, and Venture Capital), Chief Strategy Officer and Chief Marketing Officer of the mobile division for T-Mobile International. He also served as a Member of the Executive Operating Board and played a key role in Deutsche Telekom’s transformation. Mr. Schlaeffer holds a Master’s degree from the Vienna University of Economics and is recognized as a “Young Global Leader” by the World Economic Forum.

B. Compensation

We paid our directors and senior managers an aggregate amount of approximately US$41.2 million for services provided during 2015, including approximately US$3.4 million for stock-based compensation awards. In addition, we granted contingent compensation of approximately US$27.4 million, comprised entirely of cash-based long-term incentive plan awards.

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

C. Board Practices

Our company is governed by our supervisory board currently consisting of nine directors (including Morten Karlsen Sørby, whose rights and powers may be exercised by Gunnar Holt and Nils Katla as described above). Our bye-laws provide that our supervisory board consists of at least seven and no more than thirteen directors, as determined by the supervisory board and subject to approval by a majority of the shareholders voting in person or by proxy at a general meeting.

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

The committees of our supervisory board consist of: an audit committee, a compensation committee, a nominating and corporate governance committee, a finance and strategy committee and a special committee.

Our bye-laws provide that each member of the audit committee is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. The audit committee is primarily responsible for the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors. The current members of our audit committee, Trond Ø Westlie (chairman), Gennady Gazin and Gunnar Holt, are expected to serve until our next annual general meeting.

Our compensation committee is responsible for approving the compensation of the directors, officers and employees of VimpelCom and its subsidiaries, our employee benefit plans, any equity compensation plans of VimpelCom and its subsidiaries, and any contract relating to a director, officer or shareholder of our company or any of our subsidiaries or their respective family members or affiliates. The current members of our compensation committee, Alexey Reznikovich (chairman), Andrei Gusev and Nils Katla, are expected to serve until our next annual general meeting. Nils Katla is presently serving as an alternate director for, and in place of Morten Karlsen Sørby (only for purposes of serving on the compensation committee).

Our nominating and corporate governance committee is responsible for coordinating the selection process for candidates to become directors and recommending such candidates to the supervisory board. The current members of our nominating and corporate governance committee, Gennady Gazin (chairman), Andrei Gusev and Nils Katla, are expected to serve until our next annual general meeting.

Our finance and strategy committee is responsible for reviewing financial transactions, policies, strategies and the capital structure of VimpelCom and its subsidiaries. The current members of our finance and strategy committee, Andrei Gusev (chairman), Gennady Gazin and Gunnar Holt, are expected to serve until our next annual general meeting.

Following notice of the investigations by the SEC, DOJ and OM, we established a special committee in March 2014 to oversee the internal investigation being conducted by the company’s external counsel and our response to the inquiries by various authorities. Our special committee is responsible for overseeing the internal investigation and the company’s response to the inquiries by various authorities in connection with the investigations by the SEC, DOJ and OM. The current members of our special committee, Gennady Gazin (chairman), Sir Julian Horn-Smith and Trond Ø Westlie, are expected to serve until our next annual general meeting. For details related to the agreements related to the investigations by the SEC, the DOJ and the OM, please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business— We are subject to a DPA with the DOJ, a Consent with the SEC, and a settlement agreement with the OM. The agreements with the DOJ and the SEC require us to retain, at our own expense, an independent compliance monitor, and the DPA and the agreement with the OM require us to continue to cooperate with the agencies regarding their investigations of other parties. We will incur costs in connection with these obligations, which may be significant,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we commit a breach of the DPA, we may be subject to criminal prosecution. Such criminal prosecution could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation,” and Note 24 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

D. Employees

The following chart sets forth the number of our employees as of December 31, 2015, 2014 and 2013, respectively:

	As of December 31,
	2015	2014	2013
Russia	29,255	27,935	26,843
Algeria	3,669	3,732	4,040
Pakistan	6,361	8,959	9,122
Bangladesh	2,194	2,428	2,634
Ukraine	2,945	4,116	4,510
Kazakhstan	2,211	1,834	1,818
Uzbekistan	1,241	1,388	1,520
HQ and Others	4,445	4,815	4,915
Other Countries	4,100	4,666	4,811
HQ	345	149	104
Italy	6,804	6,896	6,903

Total	59,125	62,103	62,305

The following chart sets forth the number of our employees as of December 31, 2015, according to geographic location and our estimates of main categories of activities:

	As of December 31, 2015
Category of activity(1)	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Kazakhstan	Uzbekistan	Italy
Executive and senior management	116	99	54	193	5	184	26	119
Engineering, construction and information technology	5,295	870	766	642	1,111	144	189	3,083
Sales, marketing and other commercial operations	12,546	1,062	1,552	381	870	961	60	1,642
Finance, administration and legal	1,810	473	410	101	441	177	103	415
Customer service	7,549	953	2,788	771	200	46	297	1,153
Site acquisitions, regional projects and security	457	—	279	21	51	560	505	—
Procurement and logistics	798	154	90	45	88	57	25	97
Other support functions	684	58	422	40	179	82	36	295
Total	29,255	3,669	6,361	2,194	2,945	2,211	1,241	6,804

(1)	A breakdown of employees by category of activity is not available for our HQ and Others segment.

Our employees are not unionized, except in Algeria and Italy, where certain employees are covered by collective bargaining agreements. We consider relations with our employees to be generally good. In Bangladesh, in February 2016, we experienced labor disruptions in connection with the implementation of our announced performance transformation strategy; however, such disruptions have not had a significant impact on our operations. Please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may be adversely impacted by work stoppages and other labor matters.”

E. Share Ownership

To our knowledge, as of March 15, 2016, other than Mikhail Fridman, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. To our knowledge, Mr. Fridman has an indirect economic benefit in our shares held for the account of L1T VIP Holdings S.à r.l. (“L1T VIP Holdings”) and, thus, may be considered under the definition of “beneficial owner” for purposes of SEC Form 20-F only, as a beneficial owner of the shares held for the account of L1T VIP Holdings. See the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

For more information regarding share ownership, including a description of applicable stock based plans and options, see Note 25 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of VimpelCom as of March 15, 2016 by each person who is known by us to beneficially own 5.0% or more of our common or convertible preferred shares. As of March 15, 2016, we had 1,756,731,135 issued common shares and 305,000,000 issued convertible preferred shares. None of our shareholders has different voting rights.

Shareholder	Number of VimpelCom Ltd. Common Shares	Percent of VimpelCom Ltd. Common Shares	Number of VimpelCom Ltd. Preferred Shares	Percent of VimpelCom Ltd. Voting Shares
L1T VIP Holdings S.à r.l.(1)	986,572,563	56.2%	—	47.9%
Telenor East Holding II AS(2)	580,578,840	33.0%	305,000,000	43.0%

(1)	As reported on Schedule 13D, Amendment No. 18, filed on November 12, 2015, by L1T VIP Holdings with the SEC, L1T VIP Holdings is the direct beneficial owner of, and Letterone Investment Holdings S.A. may be deemed the beneficial owner of, 986,572,563 VimpelCom Ltd. common shares. The common shares held by L1T VIP Holdings represent approximately 56.2% of VimpelCom Ltd.’s outstanding common shares and approximately 47.9% of VimpelCom Ltd.’s outstanding voting shares.
(2)	As reported on Schedule 13D, Amendment No. 29, filed on October 5, 2015, by Telenor East Holdings II AS (“Telenor East”) with the SEC, Telenor East is the direct beneficial owner of, and Telenor Mobile Holding AS and Telenor ASA may be deemed to be the beneficial owners of, 580,578,840 VimpelCom Ltd. common shares and 305,000,000 VimpelCom Ltd. convertible preferred shares. The common shares held by Telenor East represent approximately 33.0% of VimpelCom Ltd.’s outstanding common shares. The convertible preferred shares held by Telenor East represent all of VimpelCom Ltd’s outstanding convertible preferred shares and, together with the common shares held by Telenor East, represent approximately 43.0% of VimpelCom Ltd.’s outstanding voting shares.

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

As reported on Schedule 13D, Amendment No. 12, filed on April 23, 2013 by Altimo Coöperatief U.A. with the SEC, on April 16, 2013, Altimo Coöperatief U.A. paid to VimpelCom Ltd. a conversion premium of US$1,392,644,220 (or US$10.835 per share), and Altimo Coöperatief U.A.’s 128,532,000 VimpelCom Ltd. convertible preferred shares automatically converted into 128,532,000 VimpelCom Ltd. common shares.

As reported on Schedule 13D, Amendment No. 14, filed on December 13, 2013 by Altimo Coöperatief U.A. with the SEC: Altimo Holdings & Investments Ltd. directly and indirectly owned 100% of the membership interests in Altimo Coöperatief U.A., Letterone Overseas Investments Limited directly owned a majority of the shares of Altimo Holdings & Investments Ltd., Letterone Holdings S.A. was the sole shareholder of Letterone Overseas Investments Limited, Roniju Holdings Limited directly owned a majority of the shares of Letterone Holdings S.A., Crown Finance Foundation was the sole shareholder of Roniju Holdings Limited and each such entity, in such respective capacity, may have been deemed to be the beneficial owner of 986,572,563 VimpelCom Ltd. common shares.

As reported on Schedule 13D, Amendment No. 15, filed on February 19, 2014 by Altimo Coöperatief U.A. with the SEC, Letterone Overseas Investments Limited completed an acquisition of all of the shares in Altimo Holdings & Investments Ltd. held by the other shareholders of Altimo Holdings & Investments Ltd.

As reported on Schedule 13D, Amendment No. 16, filed on December 18, 2014 by Altimo Coöperatief U.A. with the SEC, on December 16, 2014, Roniju Holdings Limited completed an internal reorganization, and as part of that reorganization, the shares in Letterone Holdings S.A. owned by Roniju Holdings Limited (which constituted a controlling interest in Letterone Overseas Investments Limited and the indirect ownership of the 986,572,563 VimpelCom Ltd. common shares) were transferred to three separate entities.

As reported on Schedule 13D, Amendment No. 17, filed on November 6, 2015 by Letterone Investment Holdings S.à r.l. with the SEC, Letterone Holdings S.A. and its affiliates engaged in an internal reorganization, and as part of that reorganization, 986,572,563 VimpelCom Ltd. common shares were transferred by Altimo Coöperatief U.A. to L1T VIP Holdings on October 30, 2015.

As reported on Schedule 13D, Amendment No. 18, filed on November 12, 2015 by L1T VIP Holdings with the SEC, Letterone Holdings S.A. and its affiliates engaged in an internal reorganization, and as part of that reorganization, on November 11, 2015, all of the shares in Letterone Investment Holdings S.A. owned by Letterone Holdings S.A. (which constituted a controlling interest in L1T VIP Holdings and the indirect ownership of the 986,572,563 VimpelCom Ltd. common shares) were transferred to six separate entities.

Based on a review of our register of members maintained in Bermuda, as of March 15, 2016, 100% of our issued common shares were held of record by BNY (Nominees) Limited in the United Kingdom, as agent of The Bank of New York Mellon, for purposes of our ADR program, and 100% of our issued preferred shares were held of record by Telenor East in Norway. It is likely that there are a number of holders of our ADRs in the United States.

B. Related Party Transactions

In addition to the transactions described below, VimpelCom has also entered into transactions with related parties and VimpelCom affiliates as part of the ordinary course of business. These mainly relate to ordinary course telecommunications operations, such as interconnection, infrastructure sharing and roaming. Their terms vary according to the nature of the services provided thereunder. VimpelCom and certain of its subsidiaries also have general services agreements relating to the conduct of business and from time to time enter into financing transactions within the VimpelCom Group.

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

Related Party Transactions with LetterOne and its Affiliates

Service Agreements

VimpelCom is a party to a General Services Agreement with L1HS Corporate Advisor Limited, dated December 1, 2010, under which L1HS Corporate Advisor Limited renders to VimpelCom and its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by L1HS Corporate Advisor Limited and VimpelCom. VimpelCom pays L1HS Corporate Advisor Limited annually US$1.5 million for the services. VimpelCom is also party to a Consultancy Deed with L1HS Corporate Advisor Limited, dated August 21, 2013, under which L1HS Corporate Advisor Limited provides additional consultancy services to VimpelCom for which VimpelCom pays annually US$3.5 million. The General Services Agreement and Consultancy Deed were originally entered into by VimpelCom and Altimo Management Services Ltd., but the latter was replaced first by LetterOne Corporate Advisor Limited pursuant to a Deed of Assignment and Novation dated June 3, 2014, and later by LIHS Corporate Advisor Limited pursuant to a Deed of Novation and Amendment dated January 14, 2016.

Related Party Transactions with Alfa Group and its Affiliates

Credit Facilities

Please see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” for information regarding two credit facilities between VimpelCom Amsterdam and Alfa-Bank.

Other Transactions

In the ordinary course of business, we maintain some of our bank accounts, and place time deposits with, Alfa-Bank, which is part of the Alfa Group and also a corporate client of PJSC VimpelCom. We also have agreements in place with Alfa Strakhovaniye JSC, which is also part of the Alfa Group, for the provision of insurance coverage.

VimpelCom Ltd. Registration Rights Agreement

The Registration Rights Agreement, as amended, between VimpelCom, Telenor East and certain of its affiliates, Altimo Holdings & Investments Ltd. and Altimo Coöperatief U.A. requires us to use our best efforts to effect a registration under the Securities Act, if requested by one of the shareholders party to the Registration Rights Agreement, of our securities held by such party in order to facilitate the sale and distribution of such securities. Pursuant to the Registration Rights Agreement, we have filed a registration statement on Form F-3 with the SEC using a “shelf” registration process. Under this shelf registration process, a selling shareholder may from time to time sell VimpelCom common shares, which may be represented by ADSs, in one or more offerings, upon the filing of one or more prospectus supplements or post effective amendments. As of the date of this report, we do not qualify as a well-known seasoned issuer (as such term is defined in Rule 405 under the Securities Act) and, as a result, we and any selling shareholders are currently unable to use automatic shelf registration for the resale of such securities.

Related Party Transactions with Joint Ventures and Associates

Euroset

PJSC VimpelCom has commercial contracts with Euroset, which became an associate in October 2008. In 2015, PJSC VimpelCom recognized US$5 million of revenue from Euroset primarily for mobile and fixed-line services and from the sale of equipment and accessories. PJSC VimpelCom accrued to Euroset certain expenses totaling US$20 million in 2015, primarily dealer commissions and bonuses for services for acquisition of new customers, customer care and receipt of customers’ payments.

WIND Italy

Following the reclassification of our operations in Italy as an asset held for sale and a discontinued operation, the intercompany positions between the continued and discontinued portions of our group were no longer eliminated. Consequently, the outstanding balances and transactions occurred are treated as related party transactions, mainly representing regular business activities, i.e., roaming and interconnect.

Related Party Transactions with supervisory board and management board members

Compensation paid to the supervisory board and management board members is disclosed in “Item 6 —Directors, Senior Management and Employees—B. Compensation”. During 2015 and through the date of this Annual Report, none of our supervisory board and management board members have been involved in any related party transactions with us.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and the financial statements referred to therein.

Legal Proceedings

For information on the legal proceedings our companies are involved in, please see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For details of the investigations by the SEC, DOJ and OM, please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to a DPA with the DOJ, a Consent related to the SEC, and a settlement agreement with the OM. The agreements with the DOJ and the SEC require us to retain, at our own expense, an independent compliance monitor, and the DPA and the agreement with the OM require us to continue to cooperate with the agencies regarding their investigations of other parties. We will incur costs in connection with these obligations, which may be significant,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business— If we commit a breach of the DPA, we may be subject to criminal prosecution. Such criminal prosecution could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation.”

Policy on Dividend Distributions

In January 2014, our supervisory board approved a dividend policy pursuant to which, from 2014 and subject to the requirements of the Companies Act, we aim to pay annual dividends of USD 0.035 per share until we reach a group Net Debt to EBITDA ratio of less than 2.0. The precise amount and timing of dividends for a particular year will be approved by our supervisory board, subject to compliance with the Companies Act and the following constraints and guidelines:

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

C. The exact amount and timing of any dividend declarations and payments will require the affirmative vote of at least five members of the supervisory board.

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

Pursuant to Bermuda law, we are prohibited from declaring or paying a dividend if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due, or (b) the realizable value of our assets would, as a result of the dividend, be less than our liabilities. The supervisory board may, subject to our bye-laws and in accordance with the Companies Act, declare a dividend to be paid to the shareholders holding shares entitled to receive dividends, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in shares or other assets, including through the issuance of our shares or other securities, in which case the supervisory board may fix the value for distribution in specie of any assets, shares or securities. We are not required to pay interest on any unpaid dividend. In accordance with our bye-laws, dividends may be declared and paid in proportion to the amount paid up on each share. The holders of common shares are entitled to dividends if the payment of dividends is approved by the supervisory board. The holders of convertible preferred shares are not entitled to receive dividends.

On November 6, 2015, we announced the payment of a dividend of US$0.035 per common share. The dividend was paid on December 7, 2015.

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

Price history

The following table sets out, for the periods indicated, the reported high and low market quotations for our ADSs on the New York Stock Exchange for periods prior to September 10, 2013, when we switched the listing of our ADSs to the NASDAQ Global Select Market. Subsequent periods are based on NASDAQ market quotations. Each of our ADSs represents one of our common shares.

Year Ended December 31	High		Low
2011:
Annual	US$	15.69	US$	9.16
2012:
Annual	US$	12.50	US$	7.23
2013:
Annual	US$	14.55	US$	9.65
2014:
Annual	US$	12.80	US$	3.29
First Quarter	US$	12.80	US$	8.54
Second Quarter	US$	9.25	US$	7.59
Third Quarter	US$	8.99	US$	7.15
Fourth Quarter	US$	6.90	US$	3.29
2015:
Annual	US$	6.37	US$	3.01
First Quarter	US$	5.61	US$	3.43
Second Quarter	US$	6.37	US$	4.95
Third Quarter	US$	5.97	US$	4.09
Fourth Quarter	US$	4.30	US$	3.01
Months
September 2015	US$	4.97	US$	4.09
October 2015	US$	4.30	US$	3.76
November 2015	US$	3.71	US$	3.30
December 2015	US$	3.52	US$	3.01
January 2016	US$	3.41	US$	2.90
February 2016	US$	3.79	US$	3.13

B.	Plan of Distribution

Not required.

C.	Markets

Our ADSs are listed and traded on NASDAQ under the symbol “VIP.” NASDAQ is the principal trading market for the ADSs.

D.	Selling Shareholders

Not required.

E.	Dilution

Not required.

F.	Expenses of the Issue

Not required.

ITEM 10.	Additional Information

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

We describe below the material provisions of our memorandum of association and bye-laws, certain provisions of Bermuda law relating to our organization and operation, and some of the terms of our share rights based on provisions of our memorandum of association, our current bye-laws, applicable Bermuda law and certain agreements relating to our shares. Although we believe that we have summarized the material terms of our memorandum of association and bye-laws, Bermuda legal requirements and our share capital, this summary is not complete and is qualified in its entirety by reference to our memorandum of association, our bye-laws and applicable Bermuda law. All references to our bye-laws herein, unless otherwise noted, are to Section B of our bye-laws, which were originally approved on April 20, 2010 by our shareholders and which were amended and again approved by our shareholders on September 25, 2013.

The affirmative vote of at least 75.0% of the voting shares present at a shareholders meeting is required to approve amendments to our bye-laws.

General

VimpelCom is an exempted company limited by shares registered under the Companies Act on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. Our registration number with the Registrar of Companies in Bermuda is 43271. As set forth in paragraph 6 of our memorandum of association, our company was formed with unrestricted business objects. We are registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations.

Our bye-laws are split into two distinct sub-sets: Section A and Section B. Section A of our bye-laws were in effect until the October 4, 2009 shareholders agreement among VimpelCom, Altimo Coöperatief U.A. and Telenor East, among others, and us in relation to our company (the “VimpelCom Shareholders Agreement”) terminated on December 10, 2011. Termination of the VimpelCom Shareholders Agreement caused Section B of our bye-laws to automatically come into force to the exclusion of Section A of our bye-laws. References to our bye-laws in the following sections of this Item 10 are to Section B of our bye-laws.

Issued Share Capital

As of December 31, 2015, our authorized share capital was divided into common shares, par value US$0.001, of which 2,759,171,830 were authorized and 1,756,731,135 were issued, and convertible preferred shares, par value US$0.001, of which 305,000,000 were authorized and issued.

Subject to our bye-laws and to any shareholders’ resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, our supervisory board has the power to issue any authorized but unissued shares on such terms and conditions as it may determine. Further, subject to the provisions of applicable Bermuda law, any of our preferred shares may be issued or converted into shares that (at a determinable date or at our option or the holder’s option) are liable to be redeemed on such terms and in such manner as may be determined by the supervisory board before the issue or conversion.

We may increase, divide, consolidate, change the currency or denomination of or reduce our share capital with the approval of our shareholders. Subject to Bermuda law and our bye-laws, all or any of the special rights for the time being attached to any class of shares for the time being in issue may be altered or abrogated with the consent in writing of the holders of the issued shares of such class carrying 75.0% or more of all of the votes capable of being cast at the relevant time at a separate general meeting of the holders of the shares of that class, or with the sanction of a resolution passed at a separate general meeting of the holders of shares of that class by a majority of the votes cast. All provisions of our bye-laws relating to general shareholder meetings shall apply to any such separate general meeting, except that the necessary quorum shall be one or more holders present in person or by proxy holding or representing at least one-third of the shares of the relevant class.

We may purchase our own shares for cancellation or acquire them as treasury shares in accordance with Bermuda law on such terms as the supervisory board may determine. As our common shares and convertible preferred shares have equal voting rights, we sometimes refer to them collectively as voting shares.

We may, under our bye-laws, at any time request any person we have cause to believe is interested in our shares to confirm details of our shares in which that person holds an interest.

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

The holders of convertible preferred shares are not entitled to receive dividends and are not entitled to any payment in respect of our surplus assets in the event of our liquidation. The holders of convertible preferred shares are, subject to our bye-laws and applicable Bermuda law, entitled to convert their convertible preferred shares, at their option, at any time (a) after the date which is two years and six calendar months after the date of issue of the relevant convertible preferred shares but before the date which is five years after such date of issue and (b) during the period between the date on which a mandatory offer to acquire all common shares and all convertible preferred shares is announced and the final business day such offer is open for acceptance, in each case, in whole or in part, into common shares on the basis of one common share for one convertible preferred share. Upon conversion, the converting shareholder must pay to us a conversion premium per share equal to the greater of (1) the closing price of our common shares on the NASDAQ on the date of the conversion notice, and (2) the 30 day volume weighted average price on the NASDAQ of our common shares on the date of the conversion notice. The holders of convertible preferred shares have the same voting rights as the holders of common shares. Any convertible preferred shares not redeemed five years after their issue will be immediately redeemed by the company at a redemption price of US$0.001 per share.

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

Annual General Meeting

Our bye-laws and Bermuda law provide that our annual general meeting must be held each year at such time and place as the CEO or the supervisory board may determine.

Convening the annual general meeting requires that 30 clear days’ prior notice be given to each shareholder entitled to attend and vote at such annual general meeting. The notice must state the date, place and time at which the meeting is to be held, that the election of directors will take place and, as far as practicable, any other business to be conducted at the meeting.

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

Convening a special general meeting requires that 30 clear days’ notice be given to each shareholder entitled to attend and vote at such meeting. The notice must state the date, place and time at which the meeting is to be held and as far as possible any other business to be conducted at the meeting.

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

Shorter Notice for General Meetings

A shorter notice period will not invalidate a general meeting if it is approved by either: (a) in the case of an annual general meeting, all shareholders entitled to attend and vote at the meeting, or (b) in the case of a special general meeting, a majority of shareholders having the right to attend and vote at the meeting and together holding not less than 95.0% in nominal value of the shares giving a right to attend and vote at the meeting. The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any shareholder entitled to receive notice shall not invalidate the proceedings at that meeting.

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

In addition to those matters required by Bermuda law or by the NASDAQ rules to be approved by a simple majority of shareholders at any general meeting, the following actions require the approval of a simple majority of the votes cast at any general meeting:

•	any sale of all or substantially all of our assets;

•	the appointment of an auditor; and

•	removal of directors.

Any question proposed for the consideration of the shareholders at any general meeting may be decided by the affirmative votes of a simple majority of the votes cast, except for:

•	whitewash procedure for mandatory offers, which requires the affirmative vote of a majority of the shareholders voting in person or by proxy at a general meeting, excluding the vote of the shareholder or shareholders in question and their affiliates;

•	voting for directors, which requires directors to be elected by cumulative voting at each annual general meeting;

•	changes to our bye-laws, which require a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;

•	any merger, consolidation, amalgamation, conversion, reorganization, scheme of arrangement, dissolution or liquidation, which requires a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;

•	loans to any director, which require a resolution to be passed by shareholders representing not less than 90.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution; and

•	the discontinuation of VimpelCom Ltd. to a jurisdiction outside Bermuda, which requires a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution.

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

The supervisory board generally delegates day to day management of our company to the management board which sub-delegates management to the CEO, subject to certain material business decisions that are reserved to the supervisory board. The management board consists of the CEO and other senior executives. The CEO has exclusive authority to identify and recommend our senior executives to the supervisory board for the supervisory board’s ratification.

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

Dividends and Dividend Rights

Pursuant to Bermuda law, we are prohibited from declaring or paying a dividend if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due, or (b) the realizable value of our assets would, as a result of the dividend, be less than the aggregate of our liabilities.

The supervisory board may, subject to our bye-laws and in accordance with the Companies Act, declare a dividend to be paid to the shareholders holding shares entitled to receive dividends, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in shares or other assets, including through the issuance of our shares or other securities, in which case the supervisory board may fix the value for distribution in specie of any assets, shares or securities. We are not required to pay interest on any unpaid dividend.

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

Interested Party Transactions

The supervisory board and the management board have the right to approve transactions with interested parties, subject to compliance with Bermuda law. Prior to approval by the supervisory board or the management board, as the case may be, on such transaction, all interests must be fully disclosed. An interested director may participate in the discussion and vote on such a transaction, unless otherwise restricted by applicable law or in accordance with our bye-laws.

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

C. Material Contracts

The Contribution and Framework Agreement, dated as of August 6, 2015, by and among VimpelCom, VimpelCom Amsterdam B.V., Hutchison, Hutchison Europe Telecommunications S.à r.l. and Hutchison 3G Italy Investments S.à r.l., sets out the terms on which the parties will form the equal joint venture holding company to own and operate their telecommunication businesses in Italy. A copy of this agreement is included as Exhibit 4.4 to this Annual Report on Form 20-F.

The Shareholders’ Deed, dated as of August 6, 2015, by and among Hutchison 3G Italy Investments S.à r.l., VimpelCom Luxembourg Holdings S.à r.l., Hutchison Europe Telecommunications S.à r.l., VimpelCom and Hutchison, sets out the terms on which Hutchison 3G Italy Investments S.à r.l. and its subsidiaries will be owned, controlled, managed and financed following the completion of the Italy Joint Venture. A copy of this agreement is included as Exhibit 4.5 to this Annual Report on Form 20-F.

For more information regarding these agreements and the Italy Joint Venture, see “Item 5—Operating and Financial Review and Prospects—Recent Developments and Trends—Italy Joint Venture.”

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

For the purposes of Bermuda exchange control regulations, for such time as our ADSs remain listed on an appointed stock exchange (which includes NASDAQ), there are no limitations on the issue and free transferability of our common shares and convertible preferred shares or our ADSs representing common shares to and between non-residents of Bermuda for exchange control purposes. Certain issues and transfers of common shares and convertible preferred shares involving persons deemed resident in Bermuda for exchange control purposes may require the specific prior consent of the Bermuda Monetary Authority.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a U.S. Holder that is an individual with respect to the ADSs or common shares will be subject to U.S. taxation at a maximum current rate of 15.0%, or 20% depending on the income level of the individual, if the dividends are “qualified dividends.” Dividends paid on the ADSs or common shares will be treated as qualified dividends if our company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. Based on our audited financial statements and relevant market and shareholder data, we believe that the company was not treated as a PFIC for U.S. federal income tax purposes with respect to our prior taxable years. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate being treated as a PFIC for our current taxable year. Individuals, estates and trusts with gross income in excess of US$200,000 (US$250,000 for joint filers) will be subject to an additional Medicare tax of 3.8% of net investment income, which generally includes dividends, in excess of certain thresholds.

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

Individuals will be required to attach certain information regarding “specified foreign financial assets” to their U.S. federal income tax returns for any year in which the aggregate value of all such assets held by such individuals exceeds US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year (higher thresholds apply for certain married individuals filing joint returns). A “specified foreign financial asset” includes any depository or custodial accounts at foreign financial institutions, and to the extent not held in an account at a financial institution, (1) stocks or securities issued by non-U.S. persons, and (2) any interest in a non-U.S. entity. Our company is a non-U.S. person and entity for this purpose. Penalties may be imposed for the failure to disclose such information regarding specified foreign financial assets. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their ownership of ADSs or common shares.

Dutch Tax Considerations

This summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of our ADSs and does not purport to describe every aspect of taxation that may be relevant to a particular holder. Tax matters are complex, and the tax consequences of the acquisition, ownership and disposal to a particular holder of ADSs will depend in part on such holder’s circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the acquisition, ownership and disposal to you, including the applicability and effect of Dutch tax laws.

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this summary the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary assumes that VimpelCom is organized, and that its business will be conducted, in the manner outlined in this Annual Report and Form 20-F. A change to such organizational structure or to the manner in which VimpelCom conducts its business may invalidate the contents of this summary, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Annual Report and Form 20-F. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

The summary in this Dutch tax considerations paragraph does not address your Dutch tax consequences if you are a holder of ADSs who:

(i)	may be deemed an owner of ADSs for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

(ii)	is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from ADSs;

(iii)	is an investment institution as defined in the Dutch Corporation Tax Act 1969;

(iv)	owns ADSs in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role; or

(v)	has a substantial interest in VimpelCom or a deemed substantial interest in VimpelCom for Dutch tax purposes. Generally, you hold a substantial interest if (a) you – either alone or, in the case of an individual, together with your partner or any of your relatives by blood or by marriage in the direct line (including foster-children) or of those of your partner for Dutch tax purposes – own or are deemed to own, directly or indirectly, 5.0% or more of the shares or of any class of shares of VimpelCom, or rights to acquire, directly or indirectly, such an interest in the shares of VimpelCom or profit participating certificates relating to 5.0% or more of the annual profits or to 5.0% or more of the liquidation proceeds of VimpelCom, or (b) your shares, rights to acquire shares or profit participating certificates in VimpelCom are held by you following the application of a non-recognition provision.

Taxes on income and capital gains

Non-resident individuals

If you are an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, you will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with your ADSs, except if:

(i)	you derive profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and your ADSs are attributable to such permanent establishment or permanent representative; or

(ii)	you derive benefits or are deemed to derive benefits from or in connection with ADSs that are taxable as benefits from miscellaneous activities performed in the Netherlands.

Non-resident corporate entities

If you are a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporation tax, you will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with ADSs, except if:

(i)	you derive profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative which is taxable in the Netherlands, and to which permanent establishment or permanent representative your ADSs are attributable; or

(ii)	you derive profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise your ADSs are attributable.

General

If you are neither resident nor deemed to be resident in the Netherlands, you will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of the execution and/or enforcement of the documents relating to the issue of ADSs or the performance by VimpelCom of its obligations under such documents or under the ADSs.

Dividend withholding tax

General

VimpelCom is generally required to withhold Dutch dividend withholding tax at a rate of 15.0% from dividends distributed by VimpelCom, subject to possible relief under Dutch domestic law, the Treaty on the Functioning of the European Union or an applicable Dutch income tax treaty depending on a particular holder of ADSs’ individual circumstances.

The concept “dividends distributed by VimpelCom” as used in this Dutch tax considerations paragraph includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of repurchase or redemption of shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•	the par value of shares issued by Vimpelcom to a holder of its shares or ADSs or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) Vimpelcom’s shareholders have resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to its memorandum of association.

Gift and inheritance taxes

No Dutch gift tax or Dutch inheritance tax will arise with respect to an acquisition or deemed acquisition of ADSs by way of gift by, or upon the death of, a holder of ADSs who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift whilst not being a resident nor being a deemed resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of ADSs becomes a resident or a deemed resident in the Netherlands and dies within 180 days after the date of the gift.

For purposes of Dutch gift tax and Dutch inheritance tax, a gift of ADSs made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

F. Dividends and Paying Agents

Not required.

G. Statement by Experts

Not required.

H. Documents on Display

We file and submit reports and other information with the SEC. Any documents that we file and submit with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. We file our annual reports on Form 20-F and submit our quarterly results and other current reports on Form 6-K.

I. Subsidiary Information

Not required.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.

As of December 31, 2015 and 2014, the largest currency exposure risks for the group as a whole were in relation to the Russian ruble, the Euro, the Algerian dinar, the Pakistani rupee, the Bangladeshi taka, the Ukrainian hryvnia, the Kazakh tenge and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

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

The following table summarizes information, as of December 31, 2015, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, primarily represented by foreign currency denominated debt obligations:

	Aggregate nominal amount of total debt denominated in foreign currency outstanding as of December 31,					Fair Value as of December 31,
	2016	2017	2018	2019	2020	2015
Total debt:
Fixed Rate (US$)	1,451	1,450	951	651	651	2,104
Average interest rate	8.4%	8.4%	8.0%	7.8%	7.8%
Fixed Rate (RUB)	165	165	—	—	—	157
Average interest rate	9.0%	9.0%	—	—	—
Fixed Rate (other currencies)	—	—	—	—	—	—
Average interest rate	—	—	—	—	—
Variable Rate (US$)	—	—	—	—	—	14
Average interest rate	—	—	—	—	—
Variable Rate (other currencies)	—	—	—	—	—	—
Average interest rate	—	—	—	—	—
	1,615	1,615	951	651	651	2,275

In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

As of December 31, 2015, the interest rate risk on the financing of our group was limited as 77% of the group’s total debt was fixed rate debt.

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

Fees paid by our ADR holders

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

For:	Persons depositing or withdrawing shares or ADR holders must pay to the depositary:
Issuance of ADRs, including issuances resulting from a distribution of our shares or rights or other property	US$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)

Surrender of ADRs for the purpose of withdrawal, including if the deposit agreement terminates	US$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)

Any cash distribution to ADR holders	US$0.02 (or less) per ADR

Depositary service	US$0.02 (or less) per ADR per calendar year

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when a shareholder deposits or withdraws shares	Registration or transfer fees

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary

Converting foreign currency to U.S. dollars	Expenses of the depositary

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the ADR depositary or its agents for servicing the deposited securities	As necessary

Fees Payable by the Depositary to Us

Our depositary has agreed to reimburse us or pay us for:

•	our continuing NASDAQ listing fees;

•	certain maintenance costs for the ADR program, including expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls; and

•	certain investor relationship programs or special investor relations promotional activities.

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

From January 1, 2015 to December 31, 2015, the depositary reimbursed expenses of approximately US$100,000 for maintenance costs for the ADR program, and reimbursed us or paid on our behalf approximately US$2.51 million for investor relationship programs or special investor relations promotional activities.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, or “CEO,” and Chief Financial Officer, or “CFO,” of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. These disclosure controls and procedures include our Disclosure Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure Review Committee also provides an additional verification of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation, our CEO and CFO have concluded that as of December 31, 2015, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2015. In making its assessment, our management has utilized the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and the Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act.

As a result of management’s assessment of our internal control over financial reporting as of December 31, 2015, management concluded that our internal control over financial reporting was effective.

(c) Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers Accountants N.V. (“PwC”), our company’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of the company’s internal controls over financial reporting as of December 31, 2015, a copy of which appears in Item 18.

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

PricewaterhouseCoopers Accountants N.V. have served as our independent public accountants for the fiscal years ended December 31, 2015 and December 31, 2014, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Accountants N.V. and their member firms in 2015 and 2014.

	Year ended December 31,
	2015		2014
	(In millions)
Audit Fees	US$	9.7	US$	9.1
Audit-Related Fees	US$	1.0	US$	0.8
Tax Fees	US$	0.2	US$	1.6
All Other Fees	US$	0.1	US$	2.9

Total	US$	11.0	US$	14.4

Audit Fees

Audit Fees mainly consisted of fees for the audit of the consolidated financial statements as of and for the years ended December 31, 2015 and 2014, the review of quarterly consolidated financial statements and services provided in connection with regulatory and statutory filings, including comfort letters, consents and Sarbanes-Oxley Section 404 attestation services.

Audit-Related Fees

Audit-Related Fees are fees for assurance and related services which are reasonably related to the performance of audit or review and generally include audit and assurance services related to transactional offerings and reporting procedures and other agreed-upon services related to accounting and billing records.

Tax Fees

Tax Fees consisted of fees for permissible review of tax compliance, services for preparation of corporate and personal income tax returns for statutory tax purposes and tax-related surveys.

All Other Fees

All Other Fees include fees for permissible strategy advisory, consulting and survey services as well as agreed-upon procedures not related to accounting and billing records.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required the company to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, the company’s audit committee pre-approves the engagement terms and fees of VimpelCom’s independent public accountant for audit and non-audit services, including tax services. The company’s audit committee pre-approved the engagement terms and fees of PricewaterhouseCoopers Accountants N.V. and its affiliates for all services performed for the fiscal year ended December 31, 2015.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.	Change in Registrant’s Certifying Accountant

None.

ITEM 16G.	Corporate Governance

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

Director Independence

NASDAQ listing rule 5605(b)(1) provides that each U.S. company listed on NASDAQ must have a majority of independent directors, as defined in the NASDAQ rules. Bermuda law does not require that we have a majority of independent directors. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement, and we do not currently have a majority of independent directors, as defined in the NASDAQ rules.

Executive Sessions

NASDAQ listing rule 5605(b)(2) requires that the independent directors, as defined in the NASDAQ rules, of a U.S. company listed on NASDAQ meet at regularly scheduled executive sessions at which only such independent directors are present. Bermuda law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement and our internal corporate governance rules and procedures do not currently require independent directors to meet at regularly scheduled executive sessions.

Our board does not, however, include any members of our management, and, from time to time, the board has requested that management not be present for portions of board meetings in order to allow the board to serve as a more effective check on management.

Independent Director Oversight of Director Nominations

NASDAQ rule 5605(e)(1) requires that director nominees of U.S. listed companies are selected, or recommended for the board’s selection, either by (1) a majority of the board’s independent directors, as defined in the NASDAQ rules, in a vote in which only such independent directors participate or (2) a nominations committee composed solely of independent directors, as defined in the NASDAQ rules. Bermuda law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement regarding independent director oversight of director nominations. Our nominating and corporate governance committee is responsible for identifying and selecting candidates to serve as directors, but it is not composed solely of independent directors, as defined in the NASDAQ rules.

Compensation Committee

NASDAQ rule 5605(d)(2) requires that U.S. listed companies have a compensation committee with at least two members and composed entirely of independent directors, as defined in the NASDAQ rules. In addition, the NASDAQ rules require a U.S. listed company’s compensation committee to have a charter that meets the requirements of rule 5605(d)(1) and the responsibilities and authorities listed in rule 5605(d)(3). Bermuda law does not impose any such requirements on our company. As a foreign private issuer, we are exempt from complying with the NASDAQ requirements described in this paragraph. However, our supervisory board has established a compensation committee, which currently comprises three directors and acts in an advisory capacity to our supervisory board with respect to compensation issues. The compensation committee is responsible for approving the compensation of the directors, officers and employees of VimpelCom and its subsidiaries, our employee benefit plans, any equity compensation plans of VimpelCom and its subsidiaries, and any contract relating to a director, officer or shareholder of our company or any of our subsidiaries or their respective family members or affiliates.

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

Audit Committee

NASDAQ rule 5605(c)(2)(A) requires that U.S. listed companies have an audit committee composed of at least three members, each of whom is an independent director, as defined in the NASDAQ rules. Bermuda law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement to have an audit committee with at least three members, each of whom is an independent director, as defined in the NASDAQ rules. However, our audit committee currently comprises three directors, all of whom meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act. The audit committee is primarily responsible for the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors.

Equity Compensation Plans

NASDAQ rule 5635(c) requires that U.S. listed companies give shareholders an opportunity to vote on all stock option or other equity compensation plans and material amendments thereto (with specific exceptions). Bermuda law does not impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement, and no equity compensation plans have been submitted for approval by our shareholders.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of this Item.

ITEM 18.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

OF VIMPELCOM LTD.

ITEM 19.	Exhibits

List of Exhibits.

		Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith
1.1	Bye-laws of VimpelCom Ltd. adopted on April 20, 2010 and Amended and Restated on September 25, 2013	6-K	001-34694	99.2	9/27/2013

2.1	Form of Deposit Agreement (common shares) between VimpelCom Ltd. and The Bank of New York Mellon, as depositary	F-4	333-164770	4.1	2/8/2010

2.2	Registration Rights Agreement, dated as October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS	F-4	333-164770	2.3	2/8/2010

		Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith
2.3	Assignment, Assumption and Amendment Agreement to the Registration Rights Agreement, dated as of November 27, 2013, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS, Telenor East Invest AS and Telenor East Holding II AS	13D	005-85442	99.1	12/5/2013

2.4	Indenture, dated as of April 23, 2014, by and among Wind Acquisition Finance S.A., WIND Telecomunicazioni S.p.A., BNY Mellon Corporate Trustee Services Limited, The Bank of New York Mellon, London Branch, The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A.	20-F	001-34694	2.5	5/15/2014

2.5	Indenture, dated as of July 10, 2014 by and among Wind Acquisition Finance S.A., WIND Telecomunicazioni S.p.A., Deutsche Bank Trust Company Americas, Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A.	20-F	001-34694	2.6	3/24/2015

4.1	Form of Indemnification Agreement	20-F	001-34694	4.5	6/30/2011

4.2	Executive Investment Plan	S-8	333-180368	4.3	3/27/2012

4.3	Director Investment Plan	S-8	333-183294	4.3	8/14/2012

4.4	Contribution and Framework Agreement, dated as of August 6, 2015, by and among VimpelCom Amsterdam B.V., VimpelCom Ltd., Hutchison Europe Telecommunications S.à r.l., CK Hutchison Holdings Limited and Hutchison 3G Italy Investments S.à r.l.(1)					*

4.5	Shareholders’ Deed, dated as of August 6, 2015, by and among Hutchison 3G Italy Investments S.à r.l., VimpelCom Luxembourg Holdings S.à r.l., Hutchison Europe Telecommunications S.à r.l., VimpelCom Ltd. and CK Hutchison Holdings Limited					*

8	List of Subsidiaries					*

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350					*

15.1	Consent of PricewaterhouseCoopers Accountants N.V.					*

15.2	Consent of Ernst & Young Accountants LLP					*

99.1	Glossary of Terms					*

99.2	Regulation of Telecommunications					*

(1)	Confidential treatment has been requested for certain confidential portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. In accordance with Rule 24b-2, these confidential portions have been omitted from this exhibit and furnished separately to the Securities and Exchange Commission.

VimpelCom Ltd. has not filed as exhibits instruments relating to long-term debt, under which the total amount of securities authorized does not exceed 10% of the total assets of VimpelCom Ltd. and its subsidiaries on a consolidated basis. VimpleCom Ltd. agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

VIMPELCOM LTD.

By:	/s/ Jean-Yves Charlier
Name:	Jean-Yves Charlier
Title:	Chief Executive Officer

Date:	March 31, 2016

Consolidated financial statements

VimpelCom Ltd.

As of 31 December 2015 and 2014 and

for the three years ended 31 December 2015

Report of independent registered public accounting firm to be provided: 2015 and 2014

Report of independent registered public accounting firm to be provided: 2013

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of VimpelCom Ltd. (“the Company”)

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of VimpelCom Ltd. and its subsidiaries at 31 December 2015 and 31 December 2014, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Amsterdam, 31 March 2016

PricewaterhouseCoopers Accountants N.V.

/s/ F.P. Izeboud RA, CPA

F.P. Izeboud RA, CPA

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of VimpelCom Ltd.

We have audited the accompanying consolidated income statement and statements of comprehensive income, changes in equity, and cash flows of VimpelCom Ltd. for the year ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of VimpelCom Ltd.’s operations and its cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young Accountants LLP

Amsterdam, The Netherlands

May 15, 2014,

except for Notes 6, 7, and 28, as to which the date is

March 31, 2016

VimpelCom Ltd.

Consolidated income statement

for the years ended December 31, 2015, 2014 and 2013

		Year ended December 31,
(In millions of U.S. dollars, except per share amounts)	Note	2015		2014		2013
Service revenues			9,332		13,231		15,472
Sale of equipment and accessories			190		218		391
Other revenues/ other income	8		103		68		103

Total operating revenues	7		9,625		13,517		15,966

Operating expenses
Service costs			1,956		2,962		3,595
Cost of equipment and accessories			231		252		438
Selling, general and administrative expenses*	9		4,563		4,743		6,256
Depreciation	15		1,550		1,996		2,245
Amortization	16		517		647		808
Impairment loss	10		245		976		2,963
Loss on disposals of non-current assets	15		39		68		93

Total operating expenses			9,101		11,644		16,398

Operating profit			524		1,873		(432)

Finance costs			829		1,077		1,213
Finance income			(52)		(52)		(90)
Other non-operating losses /(gains)	13		42		(121)		(84)
Share of (profit) /loss of associates and joint ventures accounted for using the equity method	12		(14)		38		159
Net foreign exchange loss			314		556		12

(Loss)/ profit before tax			(595)		375		(1,642)

Income tax expense	11		220		598		1,813

(Loss)/ profit for the period from continuing operations			(815)		(223)		(3,455)

Profit /(loss) after tax for the period from discontinued operations	6		262		(680)		(633)

(Loss)/ profit for the period			(553)		(903)		(4,088)

Attributable to:
The owners of the parent (continuing operations)			(917)		33		(1,992)
The owners of the parent (discontinued operations)			262		(680)		(633)
Non-controlling interest	12		102		(256)		(1,463)

			(553)		(903)		(4,088)

Earnings/ (loss) per share from continued operations
Basic, (loss)/ profit for the period attributable to ordinary equity holders of the parent	14	-$	0.52		$0.02	-$	1.16
Diluted, (loss)/ profit for the period attributable to ordinary equity holders of the parent	14	-$	0.52		$0.02	-$	1.16
Earnings/ (loss) per share from discontinued operations
Basic, profit/ (loss) for the period attributable to ordinary equity holders of the parent	14		$0.15	-$	0.39	-$	0.37
Diluted, profit/ (loss) for the period attributable to ordinary equity holders of the parent	14		$0.15	-$	0.39	-$	0.37

Amounts for 2014 and 2013 have been restated to reflect the classification of Italy as held for sale and discontinued operations

*	Expenses have been presented based on the nature of the expense in the consolidated income statement other than Selling, general and administrative expenses, which has been presented based on the function of the expense.

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statement of comprehensive income

for the years ended December 31, 2015, 2014 and 2013

		Year ended December 31,
(In millions of U.S. dollars)	Note	2015	2014	2013
(Loss)/ profit for the period		(553)	(903)	(4,088)

Other comprehensive income to be reclassified to profit or loss in subsequent periods
Net movement on cash flow hedges (net of tax of US$5, US$5 and US$10 for 2015, 2014 and 2013 respectively)	17	13	145	100
Foreign currency translation	22	(1,836)	(4,228)	(565)
Other		31	5	—
Other comprehensive income items not being reclassified to the income statement in subsequent periods		—	—	—

Other comprehensive loss for the period, net of tax		(1,792)	(4,078)	(465)

Total comprehensive loss for the period, net of tax		(2,345)	(4,981)	(4,553)

Attributable to:
The owners of the parent		(1,727)	(4,633)	(3,156)
Non-controlling interests		(618)	(348)	(1,397)

		(2,345)	(4,981)	(4,553)

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statement of financial position

as of December 31,

(In millions of U.S. dollars)	Note	2015	2014
Assets
Non-current assets
Property and equipment	15	6,239	11,849
Intangible assets	16	2,224	7,717
Goodwill	10	4,223	10,285
Investments in associates and joint ventures	12	201	265
Deferred tax assets	11	150	575
Non-current income tax advance	11	28	91
Other financial assets	17	164	602
Other non-financial assets	18	105	26

Total non-current assets		13,334	31,410

Current assets
Inventories	19	104	117
Trade and other receivables	20	677	1,886
Other non-financial assets	18	334	797
Current income tax assets	11	259	219
Other financial assets	17	395	266
Cash and cash equivalents	21	3,614	6,342

Total current assets		5,383	9,627

Assets classified as held for sale	6	15,137	5

Total assets		33,854	41,042

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	22,23	3,765	5,006
Non-controlling interests	12	129	(1,030)

Total equity		3,894	3,976

Non-current liabilities
Financial liabilities	17	8,095	23,936
Provisions	24	350	527
Other non-financial liabilities	18	95	401
Deferred tax liabilities	11	404	1,637

Total non-current liabilities		8,944	26,501

Current liabilities
Trade and other payables	17	1,768	4,007
Other non-financial liabilities	18	1,039	1,930
Other financial liabilities	17	1,693	3,188
Current income tax payables	11	19	72
Provisions	24	1,020	1,368

Total current liabilities		5,539	10,565

Liabilities associated with assets held for sale	6	15,477	—

Total equity and liabilities		33,854	41,042

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statement of changes in equity

for the years ended December 31, 2015, 2014 and 2013

	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interests	Total equity
As of January 1, 2015	1,748,598,146	2	12,746	84	(1,990)	(5,836)	5,006	(1,030)	3,976

Profit/(loss) for the period		—	—	—	(655)	—	(655)	102	(553)
Other comprehensive income		—	—	43	—	(1,115)	(1,072)	(720)	(1,792)

Total comprehensive income		—	—	43	(655)	(1,115)	(1,727)	(618)	(2,345)

Dividends declared		—	—	—	(61)	—	(61)	(188)	(249)
Sale of 51% shareholding in Omnium Telecom Algerie, net of tax of US$350 (Note 6)		—	—	644	—	—	644	1,607	2,251
Share-based payment transactions and exercise of stock options	406,502	—	7	(6)	—	—	1	—	1
Restructuring of the Company’s ownership in LLC “Sky Mobile” and LLP “KaR-Tel” (Note 6)		—	—	(98)	—	—	(98)	358	260

As of December 31, 2015	1,749,004,648	2	12,753	667	(2,706)	(6,951)	3,765	129	3,894

	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interests	Total equity
As of January 1, 2014	1,748,243,739	2	12,732	(42)	(1,286)	(1,673)	9,733	(655)	9,078

Profit/(loss) for the period		—	—	—	(647)	—	(647)	(256)	(903)
Other comprehensive income		—	—	138	—	(4,124)	(3,986)	(92)	(4,078)

Total comprehensive income		—	—	138	(647)	(4,124)	(4,633)	(348)	(4,981)

Dividends declared		—	—	—	(58)	—	(58)	(21)	(79)
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control		—	—	(7)	—	(39)	(46)	(10)	(56)
Exercise of stock options	354,407	—	7	(4)	—	—	3	—	3
Share-based payment transactions		—	7	(1)	1	—	7	—	7
Acquisition of non-controlling interest		—	—	—	—	—	—	4	4

As of December 31, 2014	1,748,598,146	2	12,746	84	(1,990)	(5,836)	5,006	(1,030)	3,976

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statement of changes in equity (continued)

	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interest	Total equity
As of January 1, 2013	1,619,202,678	2	11,332	(221)	4,153	(1,020)	14,246	503	14,749

Profit/(loss) for the period		—	—	—	(2,625)	—	(2,625)	(1,463)	(4,088)
Total other comprehensive income /(loss)		—	—	100	12	(643)	(531)	66	(465)

Total comprehensive income /(loss)		—	—	100	(2,613)	(643)	(3,156)	(1,397)	(4,553)

Preferred shares conversion	128,532,000	—	1,392	—	—	—	1,392	—	1,392
Dividends		—	—	—	(2,780)	—	(2,780)	—	(2,780)
Acquisitions		—	(7)	(12)	(21)	—	(40)	53	13
Divestments		—	—	—	(25)	—	(25)	25	—
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control		—	—	91	—	(10)	81	161	242
Other changes	509,061	—	15	—	—	—	15	—	15

As of December 31, 2013	1,748,243,739	2	12,732	(42)	(1,286)	(1,673)	9,733	(655)	9,078

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated statement of cash flows

for the years ended December 31, 2015, 2014 and 2013

		Year ended December 31,
	Note	2015	2014	2013
(In millions of U.S. dollars)
Operating activities
(Loss) for the year from continuing operations		(815)	(223)	(3,455)
Tax expense	11	220	598	1,813
(Loss)/ profit before tax		(595)	375	(1,642)

Non-cash adjustment to reconcile profit before tax to net cash flows:
Depreciation		1,550	1,996	2,245
Amortization		517	647	808
Impairment loss	10	245	976	2,963
Loss on disposals of non-current assets		39	68	93
Finance income		(52)	(52)	(90)
Finance costs		829	1,077	1,213
Other non-operating losses /(gains)	13	42	(121)	(84)
Shares of losses of associates and joint ventures accounted for using the equity method	12	(14)	38	12
Net foreign exchange loss		314	556	159
Movements in provisions and pensions		(185)	110	1,413
Working capital adjustments:
Changes in trade and other receivables and prepayments		(287)	(2)	102
Changes in inventories		(43)	15	(40)
Changes in trade and other payables		173	327	(26)
Interest paid		(807)	(1,002)	(1,043)
Interest received		49	47	39
Income tax paid		(671)	(442)	(1,089)
Net cash flows from operating activities of discontinued operations		929	666	1,318

Net cash flows from operating activities		2,033	5,279	6,351

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		18	22	40
Purchase of property, plant and equipment and intangible assets		(2,207)	(3,501)	(2,903)
Loans granted		(102)	(23)	(118)
Repayment of loans granted		101	110	—
Receipts from/(payments on) deposits	17	(361)	290	(316)
Receipts from investments in financial assets		74	38	(12)
Proceeds from sale of shares in subsidiaries, net of cash disposed		—	69	83
Receipt of dividends		—	2	63
Acquisition of subsidiaries, net of cash acquired		(17)	—	2
Net cash flow used in investing activities of discontinued operations		(140)	(984)	(1,052)

Net cash flows used in investing activities		(2,634)	(3,977)	(4,213)

Financing activities
Net proceeds from exercise of share options and purchase of treasury shares		2	3	—
Acquisition of non-controlling interest		(4)	—	(13)
Proceeds from borrowings net of fees paid*		2,052	5,859	3,447
Repayment of borrowings		(4,840)	(3,765)	(3,105)
Proceeds from sale of non-controlling interest net of fees paid		2,307	—	—
Dividends paid to equity owners of the parent		(61)	(71)	(4,055)
Dividends paid to non-controlling interests		(188)	(19)	—
Share capital issued and paid		—	—	1,393
Net cash flow used/from in financing activities of discontinued operations		(707)	(678)	(242)

Net cash flows generated from/(used in) financing activities		(1,439)	1,329	(2,575)

Net increase (decrease) in cash and cash equivalents		(2,040)	2,631	(437)
Net foreign exchange difference		(374)	(743)	(58)
Cash and cash equivalents re-classified as held for sale		(314)	—	—
Cash and cash equivalents at beginning of period	21	6,342	4,454	4,949

Cash and cash equivalents at end of period**	21	3,614	6,342	4,454

*	Fees paid for the borrowing were US$6 (2014: US$56, 2013: US$31)
**	The cash balances as of December 31, 2015 in Uzbekistan of US$495 (2014: US$532, 2013: US$256) and in Ukraine of US$4 (2014: US$116, 2013: US$ nil) are restricted due to local government or central bank regulations (Note 21).

Amounts for 2014 and 2013 have been restated to reflect the classification of Italy as held for sale and discontinued operation.

The accompanying notes are an integral part of these consolidated financial statements.

1	General information

VimpelCom Ltd. (“VimpelCom”, the “Company”, and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VimpelCom is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VimpelCom’s headquarters and principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.

The consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.

VimpelCom’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”).

The Company’s largest shareholders, L1T VIP Holdings S.à r.l. (“LetterOne”) and Telenor East Holding II AS (“Telenor”), and their respective affiliates, beneficially own, in the aggregate, approximately 90.9% of our outstanding voting shares (Note 25).

VimpelCom earns revenues by providing voice and data services through a range of traditional and broadband mobile and fixed-line technologies.

As of December 31, 2015, the Company operated telecommunications services in Russia, Italy, Algeria, Kazakhstan, Ukraine, Pakistan, Bangladesh, Armenia, Tajikistan, Uzbekistan, Georgia, Kyrgyzstan and Laos. The Company also holds an equity shareholding in a company operating in Zimbabwe. See also Note 6 for significant transactions affecting Italy, Pakistan and Zimbabwe.

During 2015, the Company recorded a provision for the investigations relating to the Company’s operations in Uzbekistan in the amount of US$900 (Note 24).

During 2015, the Company also classified its operations in Italy as an asset held for sale and discontinued operation following the signing of an agreement with CK Hutchison Holdings Ltd., the parent company of 3 Italia S.p.A. (“3 Italia”), on August 6, 2015 to combine the Company’s operations in Italy with 3 Italia in a 50/50 joint venture (Note 6).

Several local currencies demonstrated significant volatility against the U.S. dollar in 2015, which impacted the Company’s financial position and results of operations following the translation of non-U.S. currency amounts into U.S. dollars for consolidation purposes. In particular, in U.S. dollar terms, the devaluation of local currencies caused a 30% decrease in total revenue for the Group during 2015 as compared with 2014. See also Note 5 for foreign currency sensitivities.

In addition, the foreign exchange rate used to translate the local currency in Uzbekistan into U.S. dollars for consolidation purposes is an official rate published by the Central Bank of the Republic of Uzbekistan. However, this exchange rate is not achievable in expatriating funds out of the country due to restrictions imposed by the local government. The assets of our business in Uzbekistan represented US$1,281 of the total assets in the Company’s statement of financial position as of December 31, 2015. However, if the Company applied the exchange rate implied by market transactions, instead of the exchange rate used to translate the local currency into U.S. dollars, we believe the assets of Uzbekistan would decrease significantly in U.S. dollar terms.

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

The preparation of these consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgements and estimates and assumptions affects the amounts reported in the statement of financial position, the income statement, statement of cash flows, statement of changes in equity as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control.

Inter-company transactions, balances and unrealized gains or losses on transactions between Group companies are eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

The Company’s investments in its associates and joint ventures are accounted for using the equity method. Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net profit after tax, other comprehensive income and equity of the associate or joint venture since the acquisition date.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

If the Company loses control over a subsidiary, it derecognizes the related subsidiary’s assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in the income statement. Any investment retained is recognized at fair value.

3	Significant accounting policies

New accounting pronouncements not yet adopted by the Company

The following are significant and relevant new standards that are issued, but not yet effective, up to the date of the issuance of the Group’s financial statements, and which have not been early adopted by the Company:

•	IFRS 15, ‘Revenue from contracts with customers’. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018. The primary impact on revenue reporting will be that when the Group sells subsidized devices together with airtime service agreements to customers, revenue allocated to equipment and recognized when control of the device passes to the customer will increase and revenue recognized as services are delivered will reduce. In addition, certain incremental costs incurred in acquiring a contract with a customer will be deferred on the balance sheet and amortized as revenue is recognized under the related contract; this will generally lead to the later recognition of charges for some commissions payable to third party dealers and employees. The Group is in the process of assessing the impact of IFRS 15. The highlighted changes may have a material impact on the consolidated income statement and consolidated statement of financial position upon adoption of IFRS 15 in 2018.

•	IFRS 9, ‘Financial instruments’. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. The standard is effective for accounting periods beginning on or after January 1, 2018. The Group has yet to assess IFRS 9’s impact, which may have a material impact on the consolidated income statement and consolidated financial position upon adoption in 2018.

•	IFRS 16, ‘Leases’. It replaces the guidance in IAS 17 whereby most of the operating leases will be recorded on the statement of financial position. The standard is effective for accounting periods beginning on or after January 1, 2019. The Group has yet to assess the impact of IFRS 16, which may have a material impact on the consolidated income statement and consolidated financial position upon adoption in 2019.

Future changes in IFRS

IFRSs are continuously undergoing a process of revision, with a view to increasing harmonization of accounting rules internationally. Proposals to issue new IFRSs or amendments to IFRS, as yet unpublished, including standards as discussed above, or other topics may change standards and may therefore affect the accounting policies applied by VimpelCom in future periods.

Foreign currency translation

The consolidated financial statements of the Group are presented in U.S. dollars. Each entity in the Group determines its own functional currency and amounts included in the financial statements of each entity are measured using that functional currency.

Upon consolidation, the assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange prevailing at the reporting date and their income statements are translated at the weighted average exchange rate for the period, with the difference recognized in the currency translation reserve.

Revenue recognition

VimpelCom generates revenue from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. Products and services may be sold separately or in bundled packages.

Generally, revenue for products is recorded when the equipment is sold or upon transfer of the associated risks and rewards, and revenue for services is recorded when the services are rendered. Revenue for bundled packages is recorded based on the relative fair value allocation of each component in the bundle.

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

Dealer commissions

Dealer commissions are expensed in the consolidated income statement when the services are provided unless they meet the definition of an asset.

Taxation

Income tax expense represents the aggregate amount determined on the profit for the period based on current tax and deferred tax.

In cases when the tax relates to items that are charged to other comprehensive income or directly to equity, the tax is also charged respectively to other comprehensive income or directly to equity.

Uncertain tax positions

The Group’s policy is to comply with the applicable tax regulations in the jurisdictions in which its operations are subject to income taxes. The Group’s estimates of current income tax expense and liabilities are calculated assuming that all tax computations filed by the Company’s subsidiaries will be subject to a review or audit by the relevant tax authorities. The Company and the relevant tax authorities may have different interpretations of how regulations should be applied to actual transactions (Note 24 and 26). Such uncertain tax positions are accounted for in accordance with IAS 12 ‘Income Taxes’ or IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ depending on the type of tax in question.

Deferred taxation

Deferred taxes are recognized using the liability method and thus are computed as the taxes recoverable or payable in future periods in respect of deductible or taxable temporary differences (Note 11).

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

•	Telecommunication equipment 3—20 years;

•	Buildings and constructions 10—50 years;

•	Office and measuring equipment 3—10 years; and

•	Other equipment 3—10 years.

Equipment acquired under a finance lease arrangement is depreciated on a straight-line basis over its estimated useful life or the lease term, whichever is shorter.

Each asset’s residual value, useful life and method of depreciation is reviewed at the end of each financial year and adjusted prospectively, if necessary.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time (longer than six months) to get ready for its intended use are capitalized as part of the cost of the respective qualifying assets. All other borrowing costs are expensed in the period incurred.

Intangible assets (excluding Goodwill)

Intangible assets acquired separately are measured initially at cost, and are subsequently measured at cost less accumulated amortization and impairment losses.

Intangible assets with a finite useful life are amortized over the estimated useful life as follows:

•	licenses and other significant contractual intangibles are amortized with the straight-line method over the contractual life of the asset as defined by the license or other agreement;

•	intangible assets associated with customer relationships are generally amortized with a declining balance amortization pattern based on the value contribution brought by customers; and

•	other intangible assets are amortized with the straight-line method over an estimated useful life not exceeding 5 years.

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least annually.

Goodwill

Goodwill is recognized for the future economic benefits arising from net assets acquired that are not individually identified and separately recognized.

Goodwill is not amortized but is tested for impairment annually and as necessary when circumstances indicate that the carrying value may be impaired.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s cash generating units (“CGUs”). These budgets and forecast calculations are available for a period of five years. For longer periods, a long-term growth rate is applied in order to project future cash flows after the fifth year. See Note 10 for further details about the carrying amount of goodwill and CGUs.

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

Operating leases

The rental payable under operating leases is recognized as an operating lease expenses in the income statement on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of VimpelCom’s benefit. No asset is capitalized. If the periodic payments or part of the periodic payments has been prepaid, the Company recognizes these prepayments in the statement of financial position as other non-financial assets.

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

Trade and other receivables

Trade and other receivables are measured at amortized cost and include invoiced amounts less appropriate allowances for estimated uncollectible amounts. Estimated uncollectible amounts are based on the ageing of the receivable balances, payment history and other evidence of collectability. Receivable balances are written off when management deems them not to be collectible.

Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes and are comprised of cash at banks and on hand and highly liquid investments that are readily convertible to known amounts of cash, are subject to only an insignificant risk of changes in value and have an original maturity of less than three months.

Inventory

Inventory is measured at the lower of cost and net-realizable value and carried at the weighted average cost basis.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are discounted using a current pre-tax rate if the time value of money is significant.

Financial instruments and hedging

The Company applies cash flow hedge accounting using financial instruments (usually derivatives) to mitigate all or some of the risk of a hedged item. Any gains or losses on the hedging instrument (a derivative) are initially included in other comprehensive income. The amount included in other comprehensive income is the lesser of the fair value of the hedging instrument and the hedged item. Where the hedging instrument has a fair value greater than the hedged item, the excess is recorded in the income statement as ineffectiveness. Gains or losses deferred in other comprehensive income are reclassified to the income statement when the hedged item affects the income statement.

Any derivative instruments for which no hedge accounting is applied are recorded at fair value with any fair value changes recognized directly in the income statement.

Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction or loss of control rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale.

Assets and liabilities of a disposal groups) classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

A discontinued operation is a component is classified as held for sale and that represents a separate major line of business or geographical area of operations.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount in the income statement. Additional disclosures are provided in Note 6. All other notes to the financial statements include amounts for continuing operations, unless otherwise mentioned.

4	Significant accounting judgments, estimates and assumptions

Accounting judgments

Revenue Recognition

The Group’s revenue primarily consists of revenue from sale of services and periodic subscriptions. The Group offers customers, via multiple element agreements (‘bundles’) or otherwise, a number of different services with different price plans, and provides discounts in various types and forms, often in connection with different campaigns, over the contractual or average customer relationship period. Determining the fair value of each deliverable can require complex estimates due to the nature of the goods and services provided. The Group also sells wholesale products to other operators and vendors in different countries and across borders. Management has to make estimates related to revenue recognition, relying to some extent, on information from other third party operators regarding values of services delivered. Management also makes estimates for the final outcome in instances where the other parties dispute the amounts charged. Furthermore, management has to estimate the average customer relationship for revenue that is initially recognized as deferred revenue in the statement of financial position and is thereafter recognized in the income statement over a future period, for example, revenue from connection fees. Management also applies judgment in evaluating gross or net presentation of revenue and associated fees. In this case, among others, the main factor is whether the Company is considered as the primary obligor in the transactions, and the extent of latitude in establishing prices.

Impairment of non-current assets

The Group has made significant investments in property and equipment, intangible assets, goodwill and other investments.

Estimating recoverable amounts of assets and CGUs must, in part, be based on management’s evaluations, including the determination of the appropriate CGUs, the discount rate, estimates of future performance, the revenue generating capacity of the assets, timing and amount of future purchases of property and equipment, assumptions of the future market conditions and the long-term growth rate into perpetuity (terminal value). In doing this, management needs to assume a market participant perspective. Changing the assumptions selected by management, in particular, the discount rate and growth rate assumptions used to estimate the recoverable amounts of assets could significantly impact the Group’s impairment evaluation and hence results.

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

Provisions for uncertain tax positions are recognized when it is probable that a tax position will not be sustained and the amount can be reliably measured. The expected resolution of uncertain tax positions is based upon management’s judgment of the likelihood of sustaining a position taken through tax audits, tax courts and/or arbitration, if necessary. Circumstances and interpretations of the amount or likelihood of sustaining a position may change through the settlement process. Furthermore, the resolution of uncertain tax positions is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. See Note 11 and Note 26 for further information.

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

Provisions

The Group is subject to various legal proceedings, disputes and claims, including regulatory discussions related to the Group’s business, licenses, tax positions and investments and the outcomes are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded or to be recorded for a matter that has not been previously recorded because it was not considered probable.

For certain operations in emerging markets, the Group is involved in legal proceedings and regulatory discussions. Management’s estimates relating to legal proceedings and regulatory discussions in these countries involve a high level of uncertainty. See Note 24 and 26 for further information.

Debt refinancing

The Company occasionally negotiates with lenders to restructure its existing debt obligations. Such restructuring may result in a modification or an exchange of debt instruments with the lender that may be carried out in a number of ways. Whether a modification or exchange of debt instruments represents a settlement of the original debt or merely a renegotiation of that debt determines the accounting treatment that should be applied by the Company. An exchange between the Company and the existing lender of debt instruments with substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability with a resulting profit or loss recorded in the income statement. If the terms are not substantially different, modification accounting is applied, whereby no profit or loss is recorded in the income statement. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. In addition to this test, the Company needs to apply judgment if there are other qualitative factors that would indicate the terms to be substantially different. See Note 17 for details of the debt refinancing completed by the Company, and the corresponding accounting concluded.

5	Financial risk management

The Group’s principal financial liabilities, other than derivatives, comprise of loans and borrowings and trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group has trade and other receivables, and cash and short-term deposits that derive directly from its operations. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes.

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

The Group Chief Executive Officer, the Group Chief Financial Officer and other senior management of the Company review and agree on policies for managing each of these risks which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows or a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: interest rate risk, currency risk, and credit risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. The Company manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings and through hedging activities.

At December 31, 2015, after taking into account the effect of interest rate swaps, approximately 77% of the Company’s borrowings are at a fixed rate of interest (2014: 76%).

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on loans and borrowings, taking into account the related derivative financial instruments, cash and cash equivalents and current deposits. With all other variables held constant, the Company’s profit before tax is affected through the impact on floating rate borrowings while the Company’s equity is affected through the impact of a parallel shift of the yield curve on the fair value of derivatives to which cash flow hedge accounting is applied as follows:

	Increase/decrease in basis points	Effect on profit / (loss) before tax	Effect on other components of equity
2015
US Dollar	+100	12	—
Algerian Dinar	+100	(1)	—
Uzbek Som	+100	8	—
Pakistani Rupee	+100	(1)	3
Other currencies	+100	1	—

US Dollar	-100	(12)	—
Algerian Dinar	-100	1	—
Uzbek Som	-100	(8)	—
Pakistani Rupee	-100	1	(3)
Other currencies	-100	(1)	—

2014
Euro	+100	(18)	253
US Dollar	+100	3	(242)
Algerian Dinar	+100	27	—
Uzbek Som	+100	6	—
Pakistani Rupee	+100	(3)	—
Other currencies	+100	(12)	—

Euro	-100	37	(72)
US Dollar	-100	(3)	252
Algerian Dinar	-100	(27)	—
Uzbek Som	-100	(6)	—
Pakistani Rupee	-100	3	—
Other currencies	-100	(7)	—

Interest rate sensitivity – discontinued operations

As of December 31, 2015 the following table demonstrates the sensitivity to a reasonably possible change in interest rates on loans and borrowings, taking into account the related derivative financial instruments, cash and cash equivalents and current deposits in relation to our discontinued operations.

	Increase/decrease in basis points	Effect on profit / (loss) before tax	Effect on other components of equity
2015
Euro	+100	(10)	181
US Dollar	+100	—	(191)

Euro	-100	10	(201)
US Dollar	-100	—	211

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

The Company hedges part of its exposure to fluctuations on the translation into U.S. dollars of its foreign operations by holding net borrowings in foreign currencies and can use foreign currency swaps and forwards for this purpose as well.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in exchange rates against the US$ with all other variables held constant. Additional sensitivity changes to the indicated currencies are expected to be approximately proportionate. The table shows the effect on the Company’s profit before tax (due to changes in the value of monetary assets and liabilities, including non-designated foreign currency derivatives) and equity (due to the effect on the cash flow hedge reserve and/or effect on currency translation reserve for quasi equity loans). The Company’s exposure to foreign currency changes for all other currencies is not material.

	Change in foreign exchange rate against US$	Effect on profit / (loss) before tax	Effect on other components of equity
2015
Russian Ruble	10% depreciation	(61)	27
Bangladeshi Taka	10% depreciation	(66)	—
Kazakh Tenge	10% depreciation	17	—
Uzbek Som	10% depreciation	(0)	(27)
Georgian Lari	10% depreciation	(26)	—
Algerian Dinar	10% depreciation	—	—
Other currencies	10% depreciation	11	—

Russian Ruble	10% appreciation	67	(30)
Bangladeshi Taka	10% appreciation	72	—
Kazakh Tenge	10% appreciation	(19)	—
Uzbek Som	10% appreciation	0	30
Georgian Lari	10% appreciation	29	—
Algerian Dinar	10% appreciation	—	—
Other currencies	10% appreciation	(9)	—

2014
Euro	10% depreciation	31	95
Russian Ruble	10% depreciation	(34)	7
Bangladeshi Taka	10% depreciation	(67)	—
Kazakh Tenge	10% depreciation	44	—
Uzbek Som	10% depreciation	(26)	—
Georgian Lari	10% depreciation	(22)	—
Algerian Dinar	10% depreciation	(41)	—
Other currencies	10% depreciation	(7)	—

Euro	10% appreciation	(34)	(105)
Russian Ruble	10% appreciation	40	(7)
Bangladeshi Taka	10% appreciation	73	—
Kazakh Tenge	10% appreciation	(48)	—
Uzbek Som	10% appreciation	29	—
Georgian Lari	10% appreciation	24	—
Algerian Dinar	10% appreciation	45	—
Other currencies	10% appreciation	7	—

Foreign currency risk– discontinued operations

The following table demonstrates the sensitivity to a reasonably possible change in exchange rates against the US$ with all other variables held constant in relation to our discontinued operations.

	Change in foreign exchange rate against US$	Effect on profit / (loss) before tax	Effect on other components of equity
2015
Euro	10% depreciation	33	93
Euro	10% appreciation	(30)	(84)

The movement on the profit/(loss) before tax is a result of a change in the fair value of foreign currency derivative financial instruments not designated in a hedging relationship and monetary assets and liabilities denominated in currencies other than functional currency of the entities. Although the derivatives have not been designated in a hedge relationship, they act as a commercial hedge and will partly offset the underlying transactions when they occur.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables), and from its treasury activities, including deposits with banks and financial institutions, derivative financial instruments and other financial instruments. See Note 21 for further information on restrictions on cash balances.

Trade accounts receivable consist of amounts due from customers for airtime usage and amounts due from dealers and customers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service, equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from customers is mitigated as a result of 94% of its active customers being subscribed to a prepaid service as of December 31, 2015 (2014: 94%) and, accordingly, not giving rise to credit risk.

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

VimpelCom holds available cash in bank accounts, as well as other financial assets with financial institutions in countries where it operates. To manage credit risk associated with such asset holdings, VimpelCom allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the credit worthiness of the banks with which it holds assets. In respect of financial instruments used by the Company’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by reference to, amongst others, the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s and CDS spreads of that counterparty. Counterparty credit limits are reviewed and approved by the Company’s CFO. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure.

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

The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2015 and 2014 is the carrying amount as illustrated in Note 17 and Note 20.

Liquidity risk

The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, debentures, preference shares, financial and operating leases. The Company’s policy is that not more than 35% of borrowings should mature in a single year. 16% of the Company’s debt will mature in less than one year at December 31, 2015 (2014: 11%) based on the carrying value of bank loans, equipment financing and loans from others reflected in the financial statements. The Company assessed the concentration of risk with respect to refinancing its debt and concluded it to be low based on liquidity in the markets the Company has access to, and recent history of refinancings. The Company believes that access to sources of funding is sufficiently available and the Company’s policy is to diversify the funding sources where possible.

The Company has the following undrawn or partially drawn facilities:

At December 31, 2015		Amounts in millions of transaction currency			US$ equivalent amounts
Facility	Final availability period	Facility amount	Utilized	Unutilized	Facility amount	Utilized	Unutilized
VimpelCom Amsterdam B.V. – Revolving Credit Facility	March 2017	US$1,800	—	US$1,800	1,800	—	1,800
VimpelCom Holdings B.V. – Vendor Financing Facility China Development Bank	2018	RMB 700 million	—	RMB 700 million	108	—	108
PJSC VimpelCom – Revolving Credit Facility Sberbank	May 2017	RUB 15,000 million	—	RUB 15,000 million	206	—	206
PJSC VimpelCom –Credit Facility Sberbank	March 2016	RUB 30,000 million	—	RUB 30,000 million	412	—	412
Pakistan Mobile Communications Limited-Islamic financing facility	December 2016	PKR 16,000 million	PKR 1,000 million	PKR 15,000 million	153	10	143
Pakistan Mobile Communications Limited -Credit facility Habib Bank Limited	June 2016	PKR 4,000 million	PKR 500 million	PKR 3,500 million	38	5	33
Optimum Telecom Algérie SpA – Term Loan Facility	December 2017	DZD 32,000 million	—	DZD 32,000 million	299	—	299

Total					3,016	15	3,001

At December 31, 2014		Amounts in millions of transaction currency				US$ equivalent amounts
Facility	Final availability period	Facility amount	Utilized		Available	Facility amount	Utilized	Available
VimpelCom Amsterdam B.V. – Revolving Credit Facility	March 2017	US$1,800	US$	500	US$1,300	1,800	500	1,300
VimpelCom Holdings B.V. – Vendor Financing Facility China Development Bank / Bank of China	November 2017	US$1,000		—	US$1,000	1,000	—	1,000
PJSC VimpelCom – Revolving Credit Facility Sberbank	May 2017	RUB 15,000		—	RUB 15,000	267	—	267
WIND Telecomunicazioni S.p.A. – Revolving Credit Facility	November 2018	EUR 600		EUR 100	EUR 500	726	121	605
Omnium Telecom Algeria SpA – Term Loan Facility	September 2019	DZD 50,000		—	DZD 50,000	569	—	569
Optimum Telecom Algérie SpA – Term Loan Facility	December 2017	DZD 32,000		—	DZD 32,000	364	—	364

Total						4,726	621	4,105

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments. Payments related to variable interest rate financial liabilities and derivatives are included based on the interest rates applicable as per December 31, 2015 and December 31, 2014, respectively. The total amounts in the table differ from the carrying amounts as stated in Note 17 as the below table includes both notional amounts and interest while the carrying amounts are based on amongst others notional amounts, fair value adjustments and unamortized fees.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At December 31, 2015
Bank loans and bonds	1,970	4,242	1,520	3,254	10,986
Equipment financing	206	321	248	65	840
Derivative financial instruments- liabilities
- Gross cash inflows
- Gross cash outflows	3	4	1	—	8
Trade and other payables and dividend payables	1,768	—	—	—	1,768

Total financial liabilities	3,947	4,567	1,769	3,319	13,602

Related derivatives financial instruments-assets
-Gross cash inflows	(558)	(23)	—	—	(581)
-Gross cash outflows	531	22	—	—	553

Related derivative financial instruments-assets	(27)	(1)	—	—	(28)

Total financial liabilities net of derivative assets	3,920	4,566	1,769	3,319	13,574

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At December 31, 2014
Bank loans and bonds	3,948	6,355	6,835	15,513	32,651
Equipment financing	290	386	275	184	1,135
Loans from others	149	156	34	313	652
Derivatives over non-controlling interest	—	330	—	—	330
Derivative financial instruments-liabilities
- Gross cash inflows	(8)	(15)	—	—	(23)
- Gross cash outflows	43	65	13	3	124
Trade and other payables and dividend payables	4,007	—	—	—	4,007

Total financial liabilities	8,429	7,277	7,157	16,013	38,876

Related derivatives financial instruments-assets
-Gross cash inflows	(969)	(665)	(665)	(5,668)	(7,967)
-Gross cash outflows	708	505	503	4,988	6,704

Related derivative financial instruments-assets	(261)	(160)	(162)	(680)	(1,263)

Total financial liabilities net of derivative assets	8,168	7,117	6,995	15,333	37,613

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains at least a BB-/Ba3 credit rating, with an aim to improve this, and healthy capital ratios in order to secure access to debt and capital markets at all times and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2015 and December 31, 2014. In January 2014, our Supervisory Board approved a dividend policy pursuant to which from 2014 the Company aims to pay annual dividends of US$0.035 per share until the Company reaches a group Net Debt to EBITDA ratio of less than 2 times.

The Net Debt to Adjusted EBITDA ratio is an important measure to assess the capital structure in light of maintaining a strong credit rating. Net Debt represents the amount of interest-bearing debt at amortized costs and guarantees given less cash and cash equivalents and current and non-current bank deposits adjusted for derivatives designated as hedges. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, amortization and impairment, loss on disposals of non-current assets, other non-operating losses and shares of profit/ (loss) of associates and joint ventures.

The Net Debt to Adjusted EBITDA ratio relevant to the Company’s Russian subsidiary PJSC VimpelCom, which holds and/or guarantees a major part of the debt of the Company, at December 31, 2015 and 2014 was 2.6x and 2.4x, respectively. The required ratio is <3.5x (2014: <3.5x) for a portion of the debt. The ratio is calculated based on the consolidated financial statements of PJSC VimpelCom prepared under IFRS in Russian rubles as translated into US dollars.

The debt issued by VimpelCom Amsterdam B.V. and VimpelCom Holdings B.V. that is not guaranteed by PJSC VimpelCom (refer to Note 17) includes a Net Debt to Adjusted EBITDA covenant ratio on the basis of the consolidated financial statements of VimpelCom Ltd. At December 31, 2015, the Net Debt to Adjusted EBITDA ratio was 1.4x (2014: 2.5x). The required ratio is <3.5x.

Collateral

The Company provides collateral for some lenders which are described for individual loans in Note 26.

6	Significant transactions

Joint venture in Italy

The Company signed an agreement with CK Hutchison Holdings Ltd., which indirectly owns 100% of Italian mobile operator 3 Italia, on August 6, 2015 to combine its operations in Italy with 3 Italia in a 50/50 joint venture. As a result of the agreement reached, the Company expects to lose control and therefore classified its operations in Italy as an asset held for sale and discontinued operation in these consolidated financial statements. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of the Italian assets. The amounts for 2014 and 2013 have been restated in the consolidated income statements, the consolidated statements of cash flows and the related notes to reflect the classification of Italy as held for sale and discontinued operations. The transaction is expected to close around the end of 2016 and is subject to regulatory approvals. It is not yet reasonably possible to predict the impact on the income statement that this transaction might have upon closing. Following the reclassification, the intercompany positions, results and cash flows between the continued and discontinued operations are no longer eliminated. The positions are disclosed as Related Party transactions and balances (Note 25).

Italy’s (100%) consolidated carrying values are as follows:

As of December 31, 2015
Property and equipment	3,449
Intangible assets	4,446
Goodwill	4,020
Other non-current assets	1,444
Other current assets	1,776
Total assets held for sale Italy	15,135
Other assets held for sale	2

Total assets held for sale	15,137
Non-current liabilities, including debt	12,862
Current liabilities	2,615
Total liabilities held for sale Italy	15,477
Other liabilities held for sale	—

Total liabilities held for sale	15,477

Included in the equity of the Group is cumulative other comprehensive income of US$194 related to Italy which is classified as held for sale.

The profit from discontinued operations consists of the following:

		December 31,
	Note	2015	2014	2013
Total operating revenues		4,913	6,155	6,618
Total operating expenses		(3,765)	(5,440)	(5,827)

Operating profit		1,148	715	791

Other expenses		(722)	(1,272)	(1,173)

Profit/ (loss) before tax		426	(557)	(382)

Income tax expense		(164)	(123)	(251)

Profit/ (loss) for the period		262	(680)	(633)

Included in profit before tax is gain of US$93 related to the sale of 90% of the shares of Galata S.p.A. (“Galata”) to Abertis Telecom Terrestre SAU (“Abertis Telecom”) for a total cash consideration of EUR 693 million (approximately US$750). The sale was closed on March 26, 2015 and consisted of 7,377 towers together with the relevant functions, employees and related contracts.

Had Italy not been classified as a discontinued operation, its contribution to the segment reporting would be as follows:

		December 31,
	Note	2015	2014	2013
External customers		4,910	6,150	6,614
Inter-segment		3	5	4

Total Revenue		4,913	6,155	6,618

Adjusted EBITDA		1,878	2,416	2,598

Capital expenditures		872	1,025	1,287

Sale of 51% shareholding in Omnium Telecom Algeria (OTA) and settlement of disputes with the Algerian State

On January 30, 2015, the Company and its subsidiary Global Telecom Holding S.A.E. (“GTH”) completed the sale of a non-controlling 51% interests in Omnium Telecom Algeria S.p.A. (formerly known as Orascom Telecom Algérie S.p.A.) (“OTA”) to the Fonds National d’Investissement, the Algerian National Investment Fund (“FNI”), for a purchase consideration of US$2,643 (the “Transaction”). The Company and the FNI have entered into a shareholders agreement which governs their relationship as shareholders in OTA going forward. The Company will continue to exercise operational control over OTA and, as a result, will continue to fully consolidate OTA.

Immediately prior to the Transaction, the Company owned 50.12% of OTA’s share and the carrying amount of the existing 49.88% non-controlling interest in OTA was US$1,010. As the Company will retain control of OTA, the Transaction was accounted for as an equity transaction and the non-controlling interest was adjusted by US$1,607 to reflect the new ownership interest in OTA. Parent equity was adjusted for the difference between the fair value of the consideration received and the adjustment to the non-controlling interest of US$644.

The capital gain tax payable amounted to US$428, of which US$350 was recorded directly in equity, and US$78 was expensed in the income statement. The transaction costs totaled US$42. An existing tax credit of US$130 was utilized against the capital gain tax payable. Net proceeds received, after deducting capital gains taxes and transaction costs were US$2,307.

At closing, GTH terminated its international arbitration against the Algerian State initiated on April 12, 2012 and the parties to the arbitration settled the arbitration and all claims relating thereto. At the same time, the foreign exchange and import restrictions put in place by the Bank of Algeria against OTA on April 15, 2010 were lifted, following the cash payment of the fine of 99 billion Algerian dinar (“DZD”) (approximately US$1,112) to the Algerian Treasury which resulted in a decrease of provisions in the current liabilities from December 31, 2014 by the same amount.

Prior to closing, OTA paid a dividend to its shareholders in the amount of US$1,862. Shortly prior to closing, OTA and its wholly-owned subsidiary Optimum Telecom Algerie S.p.A. established credit facilities with a syndicate of Algerian and international banks in an amount of DZD 82 billion (approximately US$920), and immediately drew down DZD 50 billion (approximately US$561). In addition to this, on June 11, 2015 OTA fully drew down under two new credit facilities with Credit Agricole Corporate and Investment Bank Algerie for an amount of DZD 2.2 billion (approximately US$22) and with BNP Paribas El Djazair SPA and Natixis Algerie SPA for an amount of DZD 2.8 billion (approximately US$29).

GTH and Cevital S.p.A. (“Cevital”), a non-controlling interest’s shareholder in OTA, amended their previously disclosed Framework Agreement. Pursuant to the amended Framework Agreement, following closing, Cevital continued to be a shareholder in OTA holding 3.43% of the share capital of OTA. At closing, the existing OTA shareholder arrangements to which Cevital was a party were terminated and Cevital dismissed all pending litigation against OTA in settlement for a dinar payment by OTA equating to approximately US$50 plus Cevital’s entitled share of the US$1,862 pre-closing dividend paid by OTA to its shareholders.

Restructuring of the Company’s ownership in LLC “Sky Mobile” (Kyrgyzstan) and LLP “KaR-Tel” (Kazakhstan)

During Q2 2015 The Company completed the process of restructuring its ownership in LLC “Sky Mobile” (“Sky Mobile”) and LLP “KaR-Tel” (“KaR-Tel”). Key changes as a result of the restructuring included:

•	moving the ownership from Cyprus to Swiss holding companies;

•	increasing the Company’s ownership in KaR-Tel from 71.5% to 75% and decreasing the Company’s ownership in Sky Mobile from 71.5% to 50.2%;

•	termination of an existing put option liability of US$271, which was held by the non-controlling interest holder and call option (value nil) held by the Company; and

No cash consideration was exchanged in connection with the above restructuring and the Company continues to control KaR-Tel and Sky Mobile subsequent to the transaction. The changes in ownership and termination of the put option were treated as an equity transaction with a non-controlling interest holder since VimpelCom did not lose control of the subsidiaries, and resulted in a net decrease to parent equity of US$98 and increase to non-controlling interest of US$358. Following the completion of the restructuring, the portion of the deferred tax liabilities amounting to US$75 was credited to the income tax expense for the period.

VimpelCom Kazakhstan Holding AG and VimpelCom Kyrgyzstan Holding AG dividend

On July 17, 2015 and August 17, 2015, VimpelCom Kazakhstan Holding AG and VimpelCom Kyrgyzstan Holding AG paid dividends to its shareholders whereby the portions paid to the minority shareholder amounted to US$104 and US$23 respectfully.

Acquisition in Pakistan

On November 26, 2015 the Company together with its subsidiary Global Telecom Holding S.A.E. (“GTH”), signed an agreement with Warid Telecom Pakistan LLC and Bank Alfalah Limited, to combine its operations in Pakistan. The merger of Pakistan Mobile Communications Limited (“Mobilink”) and Warid Telecom (Private) Limited (“Warid”) is expected to close within 12 months from signing and it is subject to regulatory approvals. As a result of this transaction, upon closing, the Company will take over control over the combined businesses. The Company will acquire 100% of the shares in Warid for a consideration of 15% of the shares in the new combined entity. It is not yet reasonably possible to predict the impact that this transaction might have upon closing.

Sale of operations in Zimbabwe

On November 18, 2015, the Company together with its subsidiary GTH, entered into an agreement with ZARNet (Private) Limited to sell its stake in Telecel International Limited for US$40. Telecel International Limited owns 60% of Telecel Zimbabwe (Pvt) Ltd. The transfer of ownership to ZARNet will occur after customary conditions are satisfied. ZARNet is wholly owned by the Government of the Republic of Zimbabwe through the Ministry of Information & Communication Technology, Postal and Courier Services. Upon closing of the transaction, the Company will record a pre-tax gain in consolidated income statements of US$40.

Disposal of interest in Wind Canada

The Company had an equity investment in and long term loans provided to the Globalive group of companies in Canada, including GlobaliveWireless Management Corp., the operator of Wind Mobile cellular telephony service in Canada (“Wind Canada”). As of December 31, 2013, due to the recurring losses of Wind Canada and remote prospective of a possible disposal at the time, the equity investment and the long term loans had been impaired to zero.

On September 16, 2014, VimpelCom and GTH entered into and closed a sale and purchase agreement to sell all of their debt and equity interest in Wind Canada to a consortium of investors for CAD 135 million with the proceeds going to VimpelCom in repayment of part of the debt owed to VimpelCom. The successful sale transaction triggered a reversal of the impairment on the loans booked in 2013 in an amount of US$110, and it was recorded in the line item “Impairment (gain)/loss” in the accompanied consolidated income statement.

Telecel Globe

On October 17, 2014 VimpelCom signed and closed a Sale and Purchase Agreement to dispose of its entire indirect 100.0% stake in Telecel Globe (“Telecel”). Telecel included operations in Central African Republic and Burundi. Both operations are part of the segment Africa & Asia. The sale transaction in October 2014 triggered an impairment loss of US$25 recorded in the line item “Impairment (gain)/loss” of the accompanied consolidated income statement. The related CTA expense of US$7 was recycled from the OCI and also recorded on the line item Impairment (gain)/loss.

7	Segment information

Management analyses the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets or liabilities by reportable segments.

Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment loss, loss on disposals of non-current assets, other non-operating losses and shares of profit/ (loss) of associates and joint ventures (“Adjusted EBITDA”).

Starting January 1, 2015, management decided to separately present certain operating units as separate reportable segments to enhance understanding of the business and better reflect the actual structure of the Group. Therefore, the Company’s reportable segments now include Pakistan and Bangladesh (which were split out of the former “Africa & Asia” segment), Kazakhstan and Uzbekistan (which were split out of the former “CIS” segment), Russia, Algeria, Ukraine and HQ and Others (which includes our operations in Kyrgyzstan, Armenia, Tajikistan and Georgia from the former “CIS” segment and Laos from the former “Africa & Asia” segment, as well as certain internal adjustments). As of August 2015, Italy is no longer a reportable segment subsequent to its classification as a discontinued operation (Note 6). The comparative information has been adjusted accordingly.

Financial information by reportable segment for the three years ended December 31, 2015, is presented in the following tables. Inter-segment revenues between operating segments are on an arm’s length basis in a manner similar to transactions with third parties. The segment data for acquired operations are reflected herein from the date of their respective acquisition.

Year ended December 31, 2015
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Kazakhstan	Uzbekistan	HQ and Others	Total Segments
Revenue
External customers	4,547	1,273	1,014	604	592	579	710	306	9,625
Inter-segment	55	—	—	—	30	19	1	(105)	—

Total revenue	4,602	1,273	1,014	604	622	598	711	201	9,625

Adjusted EBITDA	1,825	684	409	242	292	276	437	(1,290)	2,875

Other disclosures
Capital expenditures	910	189	238	134	299	73	55	136	2,034

Year ended December 31, 2014
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Kazakhstan	Uzbekistan	HQ and Others	Total Segments
Revenue
External customers	7,369	1,692	1,010	563	1,008	727	717	431	13,517
Inter-segment	90	—	—	—	54	28	1	(173)	—

Total revenue	7,459	1,692	1,010	563	1,062	755	718	258	13,517

Adjusted EBITDA	2,980	857	386	219	484	349	461	(176)	5,560

Other disclosures
Capital expenditures	1,559	415	651	178	138	109	79	100	3,229

Year ended December 31, 2013
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Kazakhstan	Uzbekistan	HQ and Others	Total Segments
Revenue
External customers	9,007	1,796	1,069	504	1,564	813	671	542	15,966
Inter-segment	102	—	—	—	46	26	2	(176)	—

Total revenue	9,109	1,796	1,069	504	1,610	839	673	366	15,966

Adjusted EBITDA	3,815	(212)	441	187	781	390	347	(72)	5,677

Other disclosures
Capital expenditures	1,822	122	190	282	211	159	142	91	3,019

The following table provides the reconciliation of consolidated Adjusted EBITDA to consolidated income statement before tax for the years ended December 31:

	2015	2014	2013
Total Segments Adjusted EBITDA	2,875	5,560	5,677
Depreciation	(1,550)	(1,996)	(2,245)
Amortization	(517)	(647)	(808)
Impairment loss	(245)	(976)	(2,963)
Loss on disposals of non-current assets	(39)	(68)	(93)
Finance costs	(829)	(1,077)	(1,213)
Finance income	52	52	90
Other non-operating losses	(42)	121	84
Shares of loss of associates and joint ventures accounted for using the equity method	14	(38)	(159)
Net foreign exchange loss	(314)	(556)	(12)

(Loss)/ profit before tax	(595)	375	(1,642)

The following table provides the breakdown of total operating revenue from external customers by mobile and fixed line for the years ended December 31:

	2015	2014	2013
Mobile	8,816	12,163	14,287
Fixed line	781	1,354	1,679
Management fees	28	—	—

Total	9,625	13,517	15,966

These business activities include the following operations:

•	mobile: wireless telecommunication services to the Company’s customers and other operators

•	fixed line: wireline telecommunication services, broadband and consumer internet

VimpelCom provides both mobile and fixed line services in Russia, Italy, Ukraine, Pakistan, Kazakhstan and Uzbekistan.

Geographical information of non-current assets

The total of non-current assets other than financial instruments and deferred tax assets (which are included in other along with consolidation elimination), broken down by location of the assets, is shown in the following tables:

December 31, 2015
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Kazakhstan	Uzbekistan	Other	Total
Non-current assets	5,370	2,456	1,624	1,140	694	474	472	1,104	13,334

December 31, 2014
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Kazakhstan	Uzbekistan	Other	Total
Non-current assets	6,915	3,406	1,800	1,198	895	939	517	15,740	31,410

Included in other for 2014 is the non-current assets related to Italy, which was classified as a disposal group held for sale during 2015.

8	Other revenue

Other revenue amounted to US$103 for the year ended December 31, 2015 (2014: 68, 2013: US$103), and relates to revenue from site sharing and other services.

9	Selling, general and administrative expenses

Selling, general and administrative expenses consist of the following:

	2015	2014	2013
Network and IT costs	1,114	1,533	1,470
Personnel cost	848	1,122	1,370
Customer associated costs	860	1,190	1,241
Losses on receivables	51	53	56
Taxes, other than income taxes	227	295	323
Provisions related to the Algeria transaction	—	50	1,266
Other	1,463	500	530

Total	4,563	4,743	6,256

Included in Other is the provision expense related to the Uzbekistan investigation (Note 24). Total operating lease expense recognized in the consolidated income statement amounted to US$385 (2014: US$557, 2013: US$579).

10	Impairment

Carrying amount of goodwill and cash-generating units

Goodwill acquired through business combinations has been allocated to CGUs for impairment testing as follows:

CGU	2015	Impairment	Acquisition	Translation adjustment	Classification as held for sale	2014**
Italy*	—	—	—	(452)	(4,381)	4,833
Russia	1,924	—	2	(568)	—	2,490
Ukraine	—	(51)	—	(24)	—	75
Algeria	1,435	—	—	(321)	—	1,756
Pakistan	295	—	—	(12)	—	307
Kazakhstan	173	—	—	(149)	—	322
Kyrgyzstan	177	—		(51)	—	228
Uzbekistan	131	—	—	(12)	—	143
Armenia	59	(44)	—	(1)	—	104
Tajikistan	21	—	—	—	—	21
Others	8	—	—	2	—	6

Total	4,223	(95)	2	(1,588)	(4,381)	10,285

*	Italy has been classified as held for sale and discontinued operation as of August 2015 (Note 6)
**	The 2014 balances for Italy and Algeria were decreased and increased, respectively, by US$54 to correct for misallocation between the segments.

There were no changes to the methodology of goodwill allocation to CGUs in 2015.

The Company performed its annual goodwill impairment test as of October 1, 2015. The Company considers the relationship between market capitalization and its book value, changes in country risk premiums and significant decreases in the operating results of its CGUs versus budgeted amounts among other factors, when reviewing for indicators of impairment on a quarterly basis. As of the impairment test date the market capitalization of the Group was not below the book value of its equity. The Company further performed an assessment for the period between October 1, and December 31, 2015 for any adverse developments that could have negatively impacted the valuations, and none were identified.

The recoverable amounts of the CGUs have been determined based on fair value less costs of disposal calculations using cash flow projections from business plans including subsequent changes in the existing networks, renewal of the telecom licenses as well as any restructurings and other business initiatives. To the extent the business initiatives would not be valued by the market due to their early stages, they were no included in the cash flow projections. The business plans as approved by the Group’s senior management cover the period of five years. The key assumptions and outcome of the impairment test is discussed separately below.

Impairment losses

2015

In Q1 2015, due to higher weighted average cost of capital for Ukraine by 1.0% as compared to October 1, 2014, the Company concluded an impairment of US$51 in its Ukraine CGU. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections (Level 3 fair value). Due to current macroeconomic and geopolitical situation in the country, the Company applied higher post-tax discount factors for the first two years in the explicit period of 27.1% in 2015 and 20.4% 2016 followed by normalized post-tax discount rate of 17.8% as of March 31, 2015.

Also, due to higher weighted average costs of capital for the CGU Armenia, an impairment was concluded in Q1 2015 in the amount of US$44. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections (Level 3 fair value). The Company applied post-tax discount rate of 12.1% as of March 31, 2015.

Based on the annual goodwill impairment test as of October 1, 2015, there were no impairments concluded for these and other CGUs.

There were several countries that exhibited very limited headroom, and are discussed in more details later in this Note.

Additionally, in connection with the rollout of the Company’s transformation strategy and commitment to network modernization, the Company has re-evaluated the plans for its existing network, including equipment purchased but not installed and recorded an impairment of US$150.

2014

Driven by continued volatile economic and political environment in Ukraine as well as deteriorated operating performance in the country, the Company concluded an impairment of US$767. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections including the awarded 3G license as well as cost optimization restructurings and necessity to renew 2G licenses in the future (Level 3 fair value). Due to the macroeconomic and geopolitical situation in the country, the Company applied higher post-tax discount factors for the first two years in the explicit period of 26.1% in 2015 and 19.4% 2016 followed by normalized post-tax discount rate of 16.8%.

The Company also concluded an impairment pertaining to its operations in Pakistan in an amount of US$163. The impairment was mainly driven by significantly higher capital expenditures to expand the 3G telecommunication network planned for 2015 in order to regain the market share in the country following its contraction in 2014. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections including the expected capital expenditures to expand the network as well as necessity to renew 2G and 3G licenses in the future (Level 3 fair value). The post-tax discount rate applied was 16.6%.

Other impairment concluded related to goodwill in Laos of US$34 and other smaller CGUs of US$28. The recoverable amounts were determined based on the fair value less costs of disposal calculations using the latest cash flow projections and a post-tax discount rate of 16.2% for Laos and 13.1% for other CGUs (Level 3 fair value).

In addition the Company recorded an impairment for other non-current assets for the total amount of US$110, which was offset by an impairment reversal pertaining to the sale by VimpelCom and GTH of all of our debt and equity interest in the Globalive group of companies in Canada in 2014.

2013

In its assessment of possible impairment triggering events in Q4 2013, the Company determined that Q4 2013 increases in the country risk premium and the increasingly volatile economic and political landscape in Ukraine required an impairment assessment to be made as of December 31, 2013 for the Ukraine CGU. As a result of this December 31, 2013 impairment assessment, the Company recorded an impairment of goodwill in the Ukraine CGU in an amount of US$2,085. The impairment was driven by macroeconomic developments and the increases in the country risk premium, as well as weakening operational performance that resulted in the reassessment of the Ukraine CGU’s long-term forecast. The recoverable amount was determined based on a value in use calculation using the latest cash flow projections and a pre-tax discount rate of 23.1%. These assumptions reflect the increase in the risks inherent in the estimated future cash flows attributable to the current economic and political volatility in the country, which became more pronounced during Q4 2013. Given the volatility in Ukraine, particularly approaching December 31, 2013, the Company, in determining the appropriate discount rate, considered that the rating downgrades suffered by Ukraine in November of 2013 contained negative outlooks and were already likely superseded by then-current events. Additionally, the Company referred to credit default swap spreads during Q4 2013. Based on all of the available information, the Company concluded that the discount rate of 23.1% appropriately reflected the return an investor would seek from the Ukraine CGU.

Other impairments recorded in 2013 related to the Armenia and Laos CGUs in amounts of US$20 and US$25, respectively, due to weakening operational performance. The recoverable amounts were calculated as value in use using the latest available cash flow projections and after-tax discount rates of 12.1% and 15.3%, respectively. Changes in the critical estimates such as weighted average cost of capital, operating margin or revenue growth rate by one percentage point for these CGUs would not result in any additional material impairment.

There were no other goodwill impairments recorded during 2013.

In addition, during 2013, the Company fully impaired its investment in Wind Canada in an amount of US$764, mainly related to the reassessment of the future prospects of Wind Canada’s continuing operations in the country, which resulted from the strategic decision to withdraw from the January 2014 4G/LTE spectrum auction in Q4 2013. In withdrawing from the spectrum auction, Wind Canada effectively curtailed its ability to execute its business plan and generate the cash flows necessary to repay the amounts owed by Wind Canada to the Company.

In addition, the Company recorded an impairment for other long-term assets for the total amount of US$79.

Key assumptions

The key assumptions and inputs used by the Company in undertaking the impairment test are:

•	the discount rate,

•	average revenue growth rate (excluding perpetuity period),

•	terminal growth rate,

•	average operating margin and

•	average capital expenditure as a percentage of revenue.

Operating margin is defined as the ratio of operating income to revenue. Capital expenditure is defined as purchases of property and equipment and intangible assets other than goodwill.

The discount rates used in the impairment test were initially determined in US$ based on the risk free rate for 20-year maturity bonds of the United States Treasury adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific CGU relative to the market as a whole.

The equity market risk premium used was 5.5% (2014: 5.5%). The systematic risk, beta, represents the median of the raw betas of the entities comparable in size and geographic footprint with the ones of the Company (“Peer Group”).

The debt risk premium is based on the median of Standard & Poor’s long-term credit rating of the Peer Group.

The weighted average cost of capital is determined based on target debt-to-equity ratios representing the median historical five-year capital structure for each entity from the Peer Group.

The discount rate in functional currency of a CGU is adjusted for the long-term inflation forecast of the respective country in which the business operates, as well as the applicable country risk premium. Due to the current macroeconomic and geopolitical situation in Russia and Ukraine, the Company applied higher discount rates for the last quarter of 2015 and the year 2016.

The Company estimates operating margin calculated based on Adjusted EBITDA divided by Total Operating Revenue for each CGU and each future year.

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

Discount rate (functional currency)	2015	2014
Russia*	11.2%	11.2%
Ukraine*	18.2%	16.8%
Algeria	11.4%	10.8%
Pakistan	15.7%	16.6%
Bangladesh	13.4%	12.9%
Kazakhstan	12.3%	11.4%
Kyrgyzstan	14.2%	16.5%
Uzbekistan	18.4%	10.2%
Armenia	12.9%	11.7%
Georgia	12.6%	13.1%
Tajikistan	13.5%	12.7%

*	Due to the current macroeconomic and geopolitical situation in Russia and Ukraine, the Company applied higher discount rates for the last quarter of 2015 and the year 2016 as follows:

Russia: 21.6% (2015) and 15.0% (2016)

Ukraine: 54.3% (2015) and 25.8% (2016)

Average annual revenue growth rate during forecast period (functional currency)	2015	2014
Russia	2.4%	1.2%
Ukraine	3.9%	4.6%
Algeria	(0.9%)	6.0%
Pakistan	4.8%	6.1%
Bangladesh	6.5%	9.6%
Kazakhstan	3.5%	2.9%
Kyrgyzstan	2.4%	2.7%
Uzbekistan	1.7%	(3.6%)
Armenia	(0.7%)	2.1%
Georgia	6.5%	5.8%
Tajikistan	(4.2%)	6.4%

Terminal growth rate	2015	2014
Russia	1.0%	1.0%
Ukraine	3.0%	2.0%
Algeria	4.0%	4.0%
Pakistan	5.0%	6.0%
Bangladesh	5.9%	5.7%
Kazakhstan	3.0%	3.0%
Kyrgyzstan	2.5%	3.0%
Uzbekistan	2.0%	2.0%
Armenia	2.0%	4.0%
Georgia	3.0%	3.0%
Tajikistan	2.0%	2.0%

Average operating margin	2015	2014
Russia	25.4%	21.1%
Ukraine	25.9%	25.8%
Algeria	33.4%	40.9%
Pakistan	18.3%	20.5%
Bangladesh	15.8%	14.9%
Kazakhstan	39.0%	34.8%
Kyrgyzstan	44.5%	36.9%
Uzbekistan	50.7%	22.0%
Armenia	21.1%	13.7%
Georgia	17.2%	13.8%
Tajikistan	11.1%	25.6%

Average capital expenditure as a percentage of revenue	2015	2014
Russia	16.5%	17.5%
Ukraine	19.1%	22.6%
Algeria	16.3%	13.6%
Pakistan	14.1%	20.9%
Bangladesh	15.8%	17.8%
Kazakhstan	20.3%	13.0%
Kyrgyzstan	12.3%	14.1%
Uzbekistan	16.3%	20.0%
Armenia	11.8%	15.7%
Georgia	16.4%	18.9%
Tajikistan	13.6%	12.9%

Sensitivity to changes in assumptions

The following table illustrates the CGUs with limited headroom and potential impairments that would need to be recorded if certain key parameters would adversely change by one percentage point. Any additional adverse changes in the key parameters by more than one percentage point would increase the amount of impairment exposure approximately proportionally.

		Potential impairment if an assumption changes by 1%
CGU	Headroom in US$	Discount Rate	Avg. growth rate	Avg. operating margin	Avg. CAPEX / Revenue	Terminal growth rate
Armenia	3	13	6	5	5	8
Georgia	5	8	4	1	1	1
Bangladesh	46	98	15	4	—	68
Ukraine	50	—	—	—	—	—
Pakistan	170	—	—	—	—	—

11	Income taxes

Income tax expense consisted of the following for the years ended December 31:

	2015	2014	2013
Current tax
Current year	712	601	1,024
Adjustments of previous years	38	(40)	595

	750	561	1,619

Deferred tax
Origination / (reversal) of temporary difference	(782)	(52)	16
Changes in tax rates	24	(4)	9
Current year tax losses unrecognized	207	72	56
Recognition and utilization of previously unrecognized tax loss/ tax credit	(23)	(12)	(94)
Expiration of tax losses	—	5	21
Derecognition of previously recognized tax losses	32	20	7
Write off / (reversal of write off) of deferred tax asset temporary differences	7	14	159
Adjustments of previous years	6	(15)	(4)
Unrecognized other carry forwards	(1)	10	24
Other deferred tax effects	—	(1)	—

	(530)	37	194

Income tax expense	220	598	1,813

Any penalties or interests relating to income tax claims or litigations are included in the income tax line item.

The table below outlines the reconciliation between the statutory tax rate in the Netherlands (25%) and effective corporate income tax rates for the Group, together with the corresponding amounts:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Reconciliation between statutory and effective income tax:
Profit/(loss) before tax from continued operations	(595)	375	(1,642)
Income tax expense/ (benefit) computed on profit before taxes at statutory tax rate	(148)	94	(410)
Difference due to the effects of:
Different tax rates in different jurisdictions	(76)	(150)	(15)
Non-deductible expenses	320	481	911
Non-taxable income	(11)	(106)	(45)
Prior year adjustments	44	(54)	591
Change in recognition of deferred tax assets	230	3	249
Withholding taxes	(179)	262	473
Tax claims	5	97	60
Change in Income tax rate	28	(4)	9
Other	7	(25)	(10)
Income tax charge for the period	220	598	1,813

The effective tax rate amounts to (37.0%) in 2015 (2014: 159.5% and 2013: (110.4)%).

Explanatory notes to the effective tax rate

Permanent differences

The non-deductible expenses have an increasing effect on the effective tax rate (US$330). The 2015 non-deductible expenses mainly relate to the provision recognized regarding the Uzbekistan investigations (Note 24) being non-tax deductible (US$199 tax impact), non-deductible interest expenses recorded in Egypt, non-deductible impairment losses.

In 2014 the permanent differences mainly related to non-deductible impairment losses of intangible assets in Ukraine, Pakistan, Georgia and Laos (US$245), non-deductible interest (US$125) and other non-deductible expenses (US$111).

Change in recognition of deferred tax assets

The effective tax rate increased by US$220 due to the change of recognition of deferred tax assets resulting mainly from tax losses for which no deferred tax asset was recognized in Georgia, Egypt and the Netherlands and a re-measurement of deferred tax asset on previous year tax losses in Luxembourg.

In 2014 the change of US$3 was due to tax losses in Egypt, the Netherlands and Bangladesh for which no deferred tax asset was recognized offset by a change of estimation of deferred tax assets on temporary non-deductible interest and other carry forwards.

Withholding taxes

The effect of withholding taxes on undistributed earnings resulted in a tax benefit of US$179. The amount includes a tax benefit of US$61 relating to a release of accrued Russian withholding taxes on dividends that will be distributed and a release of accrued withholding taxes for the Algerian capital gain taxes and distributed dividends (US$59).

Furthermore, the company released the accrued withholding taxes on distribution of dividends from the former CIS region after the restructuring of Kar-tel and Sky-Mobile (US$75). The company also accrued for withholding taxes on future distributions resulting in a net impact of US$58.

In 2014, the expense related to withholding taxes included a one charge of US$87 relating to Algerian withholding taxes on dividends that would be distributed upon closing of the ‘Algerian deal’, withholding taxes on distributed dividends from Russia and the CIS (US$68) and withholding taxes on accrued management fees being capitalized (US$26).

Prior year adjustments

The effect of prior year adjustments of US$44 increased the effective tax rate and mainly relate to the settlement with the Algerian government, resulting in a tax charge of US$24.

Tax claims

The tax claims relate to provisions for uncertain income tax positions. (Note 24)

Change in income tax rates

The changes in income tax rates of US$28 increased the effective tax rate. The nominal tax rate increased in Algeria (from 23% to 26% in 2015), in Uzbekistan (from 7.5% to 50% as from 2016), and decreased in Pakistan (from 33% to 32% in 2015). The increase of the effective tax rate is mainly caused by the increase of the tax rate in Uzbekistan.

Other

Other (US$7) includes recorded alternative minimum taxes for mainly Pakistan and Bangladesh.

Deferred taxes

As of December 31, 2015 and December 31, 2014, the Group reported the following deferred tax assets and liabilities on the balance sheet:

	December 31, 2015	December 31, 2014
Deferred tax assets	150	575
Deferred tax liabilities	(404)	(1,637)

Net deferred tax position	(254)	(1,062)

The following table shows the movements of the deferred tax assets and liabilities in 2015:

	Opening balance	Movements in Deferred taxes					Ending balance
		Net income statement movement	Changes in composition of the group	Other comprehensive income & Other	Currency translation	Tax rate changes
Property, plant and equipment, net	(547)	(9)	(8)	—	95	(30)	(499)
Other intangible assets, net	(774)	73	401	—	80	(8)	(228)
Trade accounts receivable	74	25	(80)	—	(6)	8	21
Other assets	303	(162)	(131)	—	(13)	(2)	(5)
Provisions	42	(5)	(21)	—	(8)	1	9
Long-term debt	(19)	24	19	—	(2)	1	23
Accounts payable	69	37	(18)	—	(25)	8	71
Other liabilities	84	(32)	—	—	(12)	5	45
Other movements and temporary differences	7	(3)	—	18	(2)	—	20
Deferred subnational income taxes and other	(6)	(10)	16	—	(2)	—	(2)
Withholding tax on undistributed earnings	(599)	540	—	—	14	—	(45)

	(1,366)	478	178	18	119	(17)	(590)
Tax losses and other carry forwards	3,116	(72)	(384)	(20)	(20)	(7)	2,613
Non recognized deferred tax assets on losses and credits	(2,646)	—	384	—	(1)	—	(2,263)
Non recognized deferred tax assets on temporary differences	(166)	153	—	—	(1)	—	(14)

Net deferred tax position	(1,062)	559	178	(2)	97	(24)	(254)

Changes in composition of the Group includes the classification of the Italy as held for sale. Net income statement movements includes US$8 relating to discontinued operations.

The following table shows the movements of the deferred tax assets and liabilities in 2014:

	Opening balance	Movements in Deferred taxes					Ending balance
		Net income statement movement	Changes in composition of the group	Other comprehensive income & Other	Currency translation	Tax rate changes
Property, plant and equipment, net	(739)	(31)	—	—	220	3	(547)
Other intangible assets, net	(1,158)	215	—	1	152	16	(774)
Trade accounts receivable	121	(26)	—	—	(21)	—	74
Other assets	703	(72)	—	—	(328)	—	303
Provisions	62	(2)	—	—	(18)	—	42
Long-term debt	(136)	(41)	—	(13)	172	(1)	(19)
Accounts payable	(56)	45	—	—	83	(3)	69
Other liabilities	75	34	—	—	(23)	(2)	84
Other movements and temporary differences	35	(16)	—	(1)	(3)	(8)	7
Deferred subnational income taxes and other	(79)	76	—	(5)	2	—	(6)
Withholding tax on undistributed earnings	(439)	(236)	—	—	76	—	(599)

	(1,611)	(54)	—	(18)	312	5	(1,366)
Tax losses and other carry forwards	2,821	302	—	2	(8)	(1)	3,116
Non recognized deferred tax assets on losses and credits	(2,391)	(255)	—	(1)	1	—	(2,646)
Non recognized deferred tax assets on temporary differences	(166)	(14)	—	—	14	—	(166)

Net deferred tax position	(1,347)	(21)	—	(17)	319	4	(1,062)

Net income statement movements includes US$(20) relating to discontinued operations.

VimpelCom recognizes a deferred tax asset for the carry forward of unused tax losses and other carry forwards to the extent that it is probable that the deferred tax asset will be utilized. The amount and expiry date of deductible temporary differences, unused tax losses and other carry forwards for which no deferred tax asset is recognized are as follows as per December 2015:

Tax losses year of expiration	recognized losses	recognized DTA	non recognized losses	non recognized DTA
0 - 5 years	—	—	(2,217)	548
6 - 10 years	(32)	6	(1,290)	322
> 10 years	—	—	—	—
Indefinitely	(907)	308	(5,671)	1,340

Total	(939)	316	(9,178)	2,210

Other carry forwards year of expiration	Recognized credits	Recognized DTA	Non-recognized credits	Non-recognized DTA
0 - 5 years	(35)	35	—	—
6 - 10 years	—	—	—	—
> 10 years	—	—	—	—
Indefinitely	—	—	(193)	53

Total	(35)	35	(193)	53

As of December 31, 2015, the amount of deductible temporary differences for which no deferred tax asset is recognized amounts to US$110 (US$87 in Georgia and US$23 in Ukraine, with a resulting non-recognized deferred tax asset of US$14).

The following tables show the recognized and not recognized deferred income tax assets as per December 2014 for comparison purposes:

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

VimpelCom reports the tax effect of the existence of undistributed profits that will be distributed in the foreseeable future. The Company has a deferred tax liability of US$45 relating to the tax effect of the undistributed profits that will be distributed in the foreseeable future, primarily in relation to its Russian operations. At the same time, the company also booked a deferred tax asset of US$18 relating to advanced withholding tax payments that will be refunded in future years.

At December 31, 2015, undistributed earnings of VimpelCom’s foreign subsidiaries (outside the Netherlands) which are indefinitely invested and that will not be distributed in the foreseeable future, amounted to approximately US$8,239 (2014: US$6,563). Accordingly, no deferred tax liability is recognized for this amount of undistributed profits

Taxes recorded outside the income statement

The amount of current and deferred taxes reported outside of the income statement amounts to US$348 comprising of US$345 current tax charge and US$(3) deferred tax charge. The current tax charge mainly relates to the Algerian capital gain tax of US$428, out of which US$350 was recognized directly in equity (Note 6).

Non-current income tax assets

The company reported both current and non-current income tax assets. The non-current income tax asset (US$28) relates to advanced tax payments in Ukraine and Bangladesh which can only be offset against income tax liabilities in fiscal periods subsequent to 2016.

12	Investments

Information about subsidiaries

Name of significant subsidiaries	Country of incorporation	Nature of the subsidiary	Ownership held by the Group (%)
			2015	2014
VimpelCom Amsterdam B.V.	Netherlands	Holding	100%	100%
Wind Telecom S.p.A.	Italy	Holding	100%	100%
WIND Acquisition Holdings Finance S.p.A	Italy	Holding	100%	100%
WIND Retail S.r.l.	Italy	Operating	100%	100%
WIND Telecomunicazioni S.p.A.	Italy	Operating	100%	100%
VimpelCom Holdings B.V.	Netherlands	Holding	100%	100%
PJSC VimpelCom	Russia	Operating	100%	100%
“Kyivstar” PJSC	Ukraine	Operating	100%	100%
LLP “KaR-Tel” (Note 6)	Kazakhstan	Operating	75.0%	71.5%
LLP “2 Day Telecom”	Kazakhstan	Operating	59.0%	59.0%
LLP “TNS-Plus”	Kazakhstan	Operating	49.0%	49.0%
LLC “Tacom”	Tajikistan	Operating	98.0%	98.0%
LLC “Unitel”	Uzbekistan	Operating	100%	100%
LLC “Mobitel”	Georgia	Operating	80.0%	80.0%
CJSC “ArmenTel”	Armenia	Operating	100%	100%
LLC “Sky Mobile” (Note 6)	Kyrgyzstan	Operating	50.2%	71.5%
VimpelCom Lao Co. Ltd.	Lao PDR	Operating	78.0%	78.0%
Weather Capital S.à r.l.	Luxembourg	Holding	100%	100%
Weather Capital Special Purpose 1 S.A.	Luxembourg	Holding	100%	100%
Global Telecom Holding S.A.E	Egypt	Holding	51.9%	51.9%
Omnium Telecom Algérie S.p.A.*	Algeria	Operating	23.7%	50.3%
Optimum Telecom Algeria S.p.A.*	Algeria	Operating	23.7%	50.3%
Pakistan Mobile Communications Limited	Pakistan	Operating	51.9%	51.9%
Banglalink Digital Communications Limited	Bangladesh	Operating	51.9%	51.9%

*	The Group considers that it controls OmniumTelecom Algérie S.p.A and Optimum Telecom Algeria S.p.A even though it owns less than 50% of the ordinary shares. This is because the Company can exercise operational control through a shareholders’ agreement. (Note 6)

The company holds and controls its investments in Omnium Telecom Algérie S.p.A., Optimum Telecom Algeria S.p.A, Pakistan Mobile Communications Limited and Banglalink Digital Communications Limited though its subsidiary Global Telecom Holding S.A.E. in which it holds a 51.9% interest. The equity interest presented in the table above represents the economic rights available to the Company.

Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below:

Name of significant subsidiaries	Country of operation	Equity interest held by non-controlling interest in %
		2015	2014
LLP “KaR-Tel”	Kazakhstan	25.0%	25.0%
LLC “Sky Mobile”	Kyrgyzstan	49.8%	28.5%
Global Telecom Holding S.A.E. (comprising Pakistan, Bangladesh and Algeria)	Egypt	48.1%	48.1%
Omnium Telecom Algérie S.p.A.**	Algeria	76.3%	49.7%
Book values of material non-controlling interests
LLP “KaR-Tel”	Kazakhstan	241	164
LLC “Sky Mobile”	Kyrgyzstan	225	62
Global Telecom Holding S.A.E.	Egypt	(224)	(1,248)
Omnium Telecom Algérie S.p.A.**	Algeria	1,404	1,707
Profit/(loss) allocated to material non-controlling interests
LLP “KaR-Tel”	Kazakhstan	44	49
LLC “Sky Mobile”	Kyrgyzstan	40	23
Global Telecom Holding S.A.E.	Egypt	26	(324)
Omnium Telecom Algérie S.p.A.**	Algeria	132	194

The summarized financial information of these subsidiaries before inter-company eliminations is as follows:

Summarized income statement for 2015:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Operating revenue	534	164	2,894	1,273
Operating expenses	(410)	(93)	(2,462)	(922)
Other costs/income	97	29	(364)	(72)

Profit/(loss) before tax	221	100	68	279
Income tax expense	(51)	(10)	(115)	(106)

Profit/(loss) for the year	170	90	(47)	173

Attributed to non-controlling interest	44	40	26	132
Dividends paid to non-controlling interest	—	—	—	(57)

Summarized income statement for 2014:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Operating revenue	690	178	3,331	1,692
Operating expenses	(513)	(109)	(2,972)	(1,211)
Other costs/income	25	22	(758)	(30)

Profit/(loss) before tax	202	91	(399)	451
Income tax expense	(49)	(10)	(286)	(60)

Profit/(loss) for the year	153	81	(685)	391

Attributed to non-controlling interest	49	23	(324)	194
Dividends paid to non-controlling interest	—	—	—	—

Summarized income statement for 2013:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Operating revenue	776	192	3,470	1,796
Operating expenses	(586)	(120)	(4,131)	(2,440)
Other costs/income	21	2	(1,434)	(4)

Profit/(loss) before tax	211	74	(2,095)	(648)
Income tax expense	(58)	(8)	(988)	(942)

Profit/(loss) for the year	153	66	(3,083)	(1,590)
Attributed to non-controlling interest	39	19	(1,476)	(791)
Dividends paid to non-controlling interest	—	—	—	—

Summarized statement of financial position 2015:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Property and equipment	199	67	2,125	522
Intangible assets	11	11	1,358	493
Other non-current assets	183	178	1,770	1,538
Trade and other receivables	20	15	253	135
Cash and cash equivalents	136	45	508	402
Other current assets	79	75	406	76
Financial liabilities	(13)	—	(2,490)	(539)
Provisions	(7)	—	(374)	(31)
Other liabilities	(84)	(29)	(1,548)	(585)

Total equity	524	362	2,008	2011
Attributed to equity holders of parent	283	137	2,232	607
Non-controlling interest	241	225	(224)	1,404

Summarized statement of financial position 2014:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Property and equipment	414	86	2,391	655
Intangible assets	21	8	1,737	759
Other non-current assets	421	228	2,335	1,992
Trade and other receivables	24	14	233	142
Cash and cash equivalents	477	120	2,853	2,732
Other current assets	33	32	471	231
Financial liabilities	—	—	(5,734)	(71)
Provisions	(9)	—	(1,486)	(1,209)
Other liabilities	(167)	(28)	(2,138)	(1,037)

Total equity	1,214	460	662	4.194
Attributed to equity holders of parent	1,050	398	1,910	2,487
Non-controlling interest	164	62	(1,248)	1,707

Summarized cash flow statement 2015:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Operating	137	81	(339)	(706)
Investing	(363)	(65)	(823)	(201)
Financing	(110)	(88)	(1,032)	(1270)
Effect of exchange rate changes on cash and cash equivalents	(5)	(3)	(151)	(153)
Net increase/(decrease) in cash equivalents	(341)	(75)	(2,345)	(2,330)

Summarized cash flow statement 2014:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Operating	255	82	(362)	793
Investing	45	21	252	(393)
Financing	(72)	—	102	—
Effect of exchange rate changes on cash and cash equivalents	(14)	(2)	1	(317)
Net increase/(decrease) in cash equivalents	214	101	(7)	83

Summarized cash flow statement 2013:

	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A. **
Operating	270	92	1,166	887
Investing	(221)	(103)	(508)	(109)
Financing	—	—	159	—
Effect of exchange rate changes on cash and cash equivalents	(4)	—	22	29
Cash included as held for sale	—	—	(26)	—
Net increase/(decrease) in cash equivalents	45	(11)	813	807

**	The amount of Non-controlling interests presented for Omnium Telecom Algérie S.p.A. of 76.3% represents the Non-controlling interests in Algeria of 54.5% and the Non-controlling interests in the intermediate parent company in Egypt Global Telecom Holding S.A.E of 48.1%.

Investments in associates and joint ventures

Associates and Joint ventures	2015	2014
Joint ventures	199	237
Other investments in associates and joint ventures	2	28

	201	265

Summarized aggregate financial information joint ventures

	2015	2014	2013
(Loss)/ profit before tax	42	(15)	(18)

Income tax expense	(6)	(1)	(42)

(Loss)/ profit for the year	36	(16)	(60)
Other comprehensive income	—	—	—

Total comprehensive (loss)/ profit	36	(16)	(60)
Elimination of intercompany transactions	—	—	(24)
Group’s share of (loss)/ profit for the year	18	(8)	(42)
Less Group’s share of profit for the year	—	—	—
Group’s share of (loss)/ profit for the year from investment in Joint Venture	18	(8)	(42)

The Company does not have any other material investments in associates and joint ventures. The Group’s share of profit for the year ended December 31, 2015 amounted to US$14 (2014: US$(38), 2013: US$(159)).

13	Other non-operating losses / (gains)

Other non-operating losses / (gains) consisted of the following for the years ended December 31:

	2015	2014	2013
Change in fair value of derivatives over non-controlling interests	—	—	46
Change of fair value of other derivatives	15	(114)	—
Ineffective portion of cash flow hedges	6	(7)	(13)
Indemnity claims	—	—	(84)
Loss from early debt redemption	(4)	—	—
Other (gains)/ losses	25	—	(33)

	42	(121)	(84)

The change in fair value of other derivatives mainly relates to the change in fair value of derivatives in Russia (refer to Note 17).

14	Earnings per share

Earnings per common share for all periods presented has been determined by dividing profit available to common shareholders by the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

	Year ended December 31
Continuing operations	2015		2014	2013
	(In millions of U.S. dollars, except share amounts)
Numerator:
(Loss)/profit for the period attributable to the owners of the parent		(917)	33		(1,992)
Denominator:
Denominator for basic earnings per share – weighted average common shares outstanding (millions)		1,748	1,748		1,711
Effect of dilutive securities: Employee stock options (millions)		1	1		1
Denominator for diluted earnings per share – assumed conversions (millions)		1,749	1,749		1,712

Basic (loss)/ earnings per share	-$	0.52	$0.02	-$	1.16

Diluted (loss)/ earnings per share	-$	0.52	$0.02	-$	1.16

Employee stock options (representing 1,272,584 shares) that are out of the money as of December 31, 2015 were excluded in the computation of diluted EPS because inclusion of the options would have been antidilutive for the periods presented.

	Year ended December 31
Discontinued operations	2015	2014		2013
	(In millions of U.S. dollars, except share amounts)
Numerator:
(Loss)/profit for the period attributable to the owners of the parent	262		(680)		(633)
Denominator:
Denominator for basic earnings per share – weighted average common shares outstanding (millions)	1,748		1,748		1,711
Effect of dilutive securities: Employee stock options (millions)	1		1		1
Denominator for diluted earnings per share – assumed conversions (millions)	1,749		1,749		1,712

Basic (loss)/ earnings per share	$0.15	-$	0.39	-$	0.37

Diluted (loss)/ earnings per share	$0.15	-$	0.39	-$	0.37

15	Property and equipment

Property and equipment consisted of the following:

	Telecommunications equipment	Land, buildings and constructions	Office and measuring equipment	Other Equipment	Equipment not installed and assets under construction	Total
Cost
At January 1, 2013	20,236	771	1,376	573	2,610	25,566
Acquisition of a subsidiary	35	3	—	1	—	39
Reclassification to AHFS*	(156)	(6)	(5)	(6)	(6)	(179)
Additions	829	17	41	24	2,479	3,390
Disposals	(1,130)	(11)	(57)	(27)	(43)	(1,268)
Transfer	2,521	62	207	142	(2,932)	—
Translation adjustment	(206)	(30)	(44)	(19)	(47)	(346)

At December 31, 2013	22,129	806	1,518	688	2,061	27,202

Reclassification to AHFS*	(10)	—	(1)	—	(25)	(36)
Additions	900	16	44	16	2,394	3,370
Disposals	(1,248)	(20)	(74)	(11)	(13)	(1,366)
Transfer	1,959	49	217	(2)	(2,223)	—
Translation adjustment	(6,376)	(290)	(477)	(274)	(692)	(8,109)

At December 31, 2014	17,354	561	1,227	417	1,502	21,061

Reclassification to AHFS*	(5,085)	—	(163)	(29)	(233)	(5,510)
Additions	342	9	40	2	1,486	1,879
Disposals	(1,126)	(28)	(148)	(7)	(8)	(1,317)
Transfer	1,403	34	806	(660)	(1,583)	—
Acquisitions	1	—	2	1	—	4
Translation adjustment	(2,821)	(153)	(341)	(34)	(245)	(3,594)

At December 31, 2015	10,068	423	1,423	(310)	919	12,523

Depreciation and impairment
At January 1, 2013	(8,488)	(202)	(831)	(357)	(22)	(9,900)
Reclassification to AHFS*	82	3	4	4	—	93
Transfer	7	—	1	—	(8)	—
Depreciation charge for the year	(2,714)	(51)	(210)	(75)	—	(3,050)
Disposals	1,056	7	54	16	—	1,133
Impairment (Note 10)	(45)	—	—	—	(2)	(47)
Translation adjustment	14	10	23	12	3	62

At December 31, 2013	(10,088)	(233)	(959)	(400)	(29)	(11,709)
Reclassification to AHFS*	10	—	1	—	25	36
Transfer	(2)	—	12	(10)	—	—
Depreciation charge for the year	(2,534)	(46)	(198)	(61)	—	(2,839)
Disposals	1,158	13	69	7	—	1,247
Impairment (Note 10)	(68)	—	—	(4)	(2)	(74)
Translation adjustment	3,548	79	314	189	(3)	4,127

At December 31, 2014	(7,976)	(187)	(761)	(279)	(9)	(9,212)

Reclassification to AHFS*	1,921	—	99	25	—	2,045
Transfer	73	(3)	(680)	686	(90)	(14)
Depreciation charge for the year	(1,765)	(35)	(136)	(30)	—	(1,966)
Disposals	1,069	7	145	5	—	1,226
Impairment (Note 10)	(45)	(7)	—	(1)	(97)	(150)
Translation adjustment	1,502	46	241	(2)	—	1,787

At December 31, 2015	(5,221)	(179)	(1,092)	404	(196)	(6,284)

Net book value
At January 1, 2013	11,748	569	545	216	2,588	15,666
At December 31, 2013	12,041	573	559	288	2,032	15,493
At December 31, 2014	9,378	374	466	138	1,493	11,849
At December 31, 2015	4,847	244	331	94	723	6,239

*	AHFS – Asset held for sale

None of the assets were pledged as collateral and no assets have restrictions on title. The Company is not party to significant finance leases.

Depreciation charge for the year

The depreciation charge for 2013, 2014 and 2015 includes depreciation charges from the Italy segment for the periods before the segment was classified as held for sale and discontinued operations.

Change in estimate

During 2015 there were no other material change in estimates related to property and equipment other than the changes described in Note 10 “Impairment” (US$150), and accelerated depreciation in Pakistan pertaining to network modernization activities (US$100).

Capitalized borrowing costs

During 2015 VimpelCom capitalized interest in the cost of property and equipment in the amount of US$9 (2014: US$24, 2013: US$48). During 2015 the capitalization rate was 1.1% (2014: 1.1%, 2013: 2.2%).

Non-cash investing activities

During 2015, VimpelCom acquired property and equipment in the amount of US$560 (2014: US$898, 2013: US$1,256), which was not paid for as of respective year end.

16	Intangible assets

The total gross carrying value and accumulated amortization of VimpelCom’s intangible assets consisted of the following:

	Telecommunications licenses, frequencies and permissions	Software	Brands and trademarks	Customer relation- ships	Telephone line capacity	Other intangible assets	Total
Cost
At January 1, 2013	4,854	1,473	2,377	4,256	178	3,827	16,965
Acquisition of a subsidiary	—	—	—	23	—	—	23
Reclassification to AHFS	(27)	(3)	(6)	(23)	—	—	(59)
Additions	135	284	—	—	6	491	916
Disposals	(30)	(26)	—	(5)	—	(6)	(67)
Transfer	1,807	432	(252)	637	—	(2,624)	—
Translation adjustment	58	(72)	44	13	(7)	29	65

At December 31, 2013	6,797	2,088	2,163	4,901	177	1,717	17,843

Additions	358	341	—	111	1	71	882
Disposals	(302)	(68)	(2)	(2)	—	(3)	(377)
Transfer	12	26	(1)	899	—	(936)	—
Translation adjustment	(1,204)	(505)	(329)	(1,147)	(74)	(326)	(3,585)

At December 31, 2014	5,661	1,882	1,831	4,762	104	523	14,763

Acquisitions	1	—	—	—	—	13	14
Reclassification to AHFS*	(3,338)	(530)	(1,063)	(2,370)	—	(269)	(7,570)
Additions	235	288	—	38	—	78	639
Disposals	(128)	(478)	(1)	—	—	(34)	(641)
Transfer	4	1	—	—	—	(5)	—
Translation adjustment	(674)	(336)	(203)	(692)	(21)	(76)	(2,002)

At December 31, 2015	1,761	827	564	1,738	83	230	5,203

							—
Amortization and impairment							—
At January 1, 2013	(1,622)	(1,021)	(275)	(2,483)	(130)	(833)	(6,364)
Reclassification to AHFS	14	1	6	6	—	—	27
Amortization charge for the year	(418)	(318)	(116)	(669)	(16)	(254)	(1,791)
Disposals	27	22	—	5	—		54
Impairment (Note 10)	(31)	—	—	—	—	—	(31)
Transfer	(1)	1	—	(22)	—	22	—
Translation adjustment	(20)	45	(12)	(21)	5	102	99
At December 31, 2013	(2,051)	(1,270)	(397)	(3,184)	(141)	(963)	(8,006)

Amortization charge for the year	(392)	(306)	(113)	(602)	(1)	(65)	(1,479)
Disposals	301	61	2	2	—	1	367
Impairment (Note 10)	(1)	(2)	—	—	—	—	(3)
Transfer	3	(2)	—	(707)	—	706	—
Translation adjustment	569	298	111	735	54	308	2,075

At December 31, 2014	(1,571)	(1,221)	(397)	(3,756)	(88)	(13)	(7,046)

Reclassification to AHFS*	709	276	228	2,088	—	(125)	3,176
Amortization charge for the year	(269)	(227)	(70)	(274)	(6)	(37)	(883)
Disposals	128	473	1	—	—	34	636
Impairment (Note 10)	—	—	—	—	—	—	—
Transfer	—	18	—	14	—	(32)	—
Translation adjustment	298	223	49	527	18	23	1,138

At December 31, 2015	(705)	(458)	(189)	(1,401)	(76)	(150)	(2,979)

							—
Net book value							—
							—
At January 1, 2013	3,232	452	2,102	1,773	48	2,994	10,601
At December 31, 2013	4,746	818	1,766	1,717	36	754	9,837
At December 31, 2014	4,090	661	1,434	1,006	16	510	7,717
At December 31, 2015	1,056	369	375	337	7	80	2,224

As of December 31, 2015, none of the intangible assets were pledged as collateral and no assets have restrictions on title.

During 2015 and 2014, VimpelCom did not capitalize any interest in the cost of intangible assets.

Non-cash investing activities

During 2015, VimpelCom acquired intangible assets in the amount of US$105 (2014: US$90, 2013: US$173), which was not paid for as of respective year end.

17	Financial assets and liabilities

Financial assets

The Company has the following financial assets as of December 31:

	2015	2014
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency interest rate exchange contracts	1	—
Foreign exchange contracts	15	94
Embedded derivatives in notes	—	8
Financial instruments at fair value
Derivatives designated as fair value hedges
Cross-currency interest rate exchange contracts	—	170
Derivatives designated as cash flow hedges
Cross-currency interest rate exchange contracts	—	320
Foreign exchange contracts	17	37
Available for sale financial instruments	45	49

Total financial instruments at fair value	78	678

Loans granted, deposits and other financial assets at amortized cost
Bank deposits	432	110
Interest receivable	1	3
Other investment	46	26
Other loans granted	2	51

Total loans granted, deposits and other financial assets	481	190

Total other financial assets	559	868

Total current	395	266
Total non-current	164	602

Financial liabilities

The Company has the following financial liabilities as of December 31:

	2015	2014
Financial instruments at fair value
Derivatives not designated as hedges
Foreign exchange contracts	1	—
Derivatives designated as cash flow hedges
Interest rate exchange contracts	3	90

Total financial instruments at fair value	4	90

Other financial liabilities at amortized cost
Bank loans and bonds
Bank loans and bonds, principal	8,784	25,024
Interest accrued	176	394
Fair value adjustment*	—	29
Discounts, unamortized fees	83	(73)
Equipment financing
Equipment financing principal	760	1,019
Discounts, unamortized fees on equipment financing	(23)	(33)
Interest accrued on equipment financing	4	2
Loans from others
Loans from others, principal	—	400
Interest accrued	—	13
Derivative over non-controlling interest recorded in equity	—	259

Total other financial liabilities at amortized cost	9,784	27,034

Total other financial liabilities	9,788	27,124

Total current	1,693	3,188
Total non-current	8,095	23,936

*	The unamortized fair value adjustment under the acquisition method of accounting relates to the fair value re-measurement of listed debt acquired in the business combination with Wind Telecom. This adjustment was written off due to the refinancing of associated debt.

Bank loans and bonds

The Company has the following principal amounts outstanding for interest-bearing loans and bonds as of December 31:

Borrower	Type of Debt	Interest rate		Maturity	Currency	2015	2014	Guarantor
WIND Acquisition Finance S.A.	Senior Secured Notes*	3m Euribor + 4.0-5.3 4.0-6.5	% %	2019- 2021	EUR/US$	—	5,868	WIND Telecomunicazioni S.p.A.
PJSC VimpelCom	Eurobonds	6.5-9.1%		2016- 2021	US$	1,680	3,100	None
WIND Telecomunicazioni S.p.A.	Senior Facility Agreement*	6m Euribor + 4.3- 4.8%		2018- 2019	EUR	—	2,156	WIND Telecomunicazioni S.p.A.
WIND Acquisition Finance S.A.	Senior Notes*	7.0-7.4%		2021	EUR/US$	—	4,917	WIND Telecomunicazioni S.p.A.
PJSC VimpelCom	Sberbank	12.75%		2017- 2018	RUB	831	1,583	None
PJSC VimpelCom	Ruble Bonds	10.0- 11.9%		2017	RUB	550	978	None
VimpelCom Holdings B.V.	Notes	5.2-7.5%		2017- 2023	US$	3,183	3,600	PJSC VimpelCom
VimpelCom Holdings B.V.	Notes	9.0%		2018	RUB	165	213	PJSC VimpelCom
VimpelCom Amsterdam B.V.	Alfa Bank	1m Libor + 3.3%		2017	US$	1,000	1,000	None
VimpelCom Amsterdam B.V.	Revolving Credit Facility	6m Libor + 3.0%		2017	US$	—	500	None
WIND Telecomunicazioni S.p.A.	Revolving Credit Facility*	Euribor + 4.3%		2018	EUR	—	121	WIND Telecomunicazioni S.p.A.
Banglalink Digital Communications Ltd.	Senior Notes	8.6%		2019	US$	300	300	None
Omnium Telecom Algeria SpA	Syndicated loan (Algeria)	Bank of Algeria re- discount rate + 2.0%		2019	DZD	467		None
	Other loans					608	688
	Total bank loans and bonds					8,784	25,024

	Less current portion					(1,342)	(2,407)
	Long-term portion of bank loans and bonds					7,442	22,617

*-	Bank loans and bonds relate to Italy presented as held for sale.

Loans from others

The Company has the following principal amounts outstanding for loans from other parties as of December 31:

Type of debt	Interest rate	Maturity	Currency	2015*	2014
Debt to Italian Government (LTE license)	Rendistato+1%	2016	EUR	—	196
Annuity loans	3.4-5.5%	2016	EUR	—	45
Terna Debt	10.1%	2035	EUR	—	159
Other loans					—
Total loans from others				—	400

Less current portion				—	(125)
Long-term loans from others				—	275

*-	Loans from others relate to Italy presented as held for sale.

Major treasury events during 2015

VimpelCom Amsterdam B.V. cash tender offer for PJSC VimpelCom and VimpelCom Holdings B.V. U.S. dollar notes

On March 30, 2015, VimpelCom Amsterdam B.V. closed a tender of up to US$2,100 aggregate principal amount on outstanding U.S. dollar notes issued by VimpelCom Holdings B.V. and PJSC VimpelCom. The aggregate principal amount accepted for repurchase was US$1,838 and was settled on April 2, 2015.

The unamortized debt issuance costs and unamortized fair value hedge basis adjustment were released to the income statement at the date of the closing resulting in a gain of US$21, recorded as “early redemption fees” in “Other non-operating gains/losses”, refer note 13.

VimpelCom Holdings B.V.

On December 24, 2015, VimpelCom Holdings B.V. entered into an RMB 700 million (approximately US$108 as of December 24, 2015) term loan facility agreement with China Development Bank Corporation as lender, bearing interest at a fixed rate of 5.71% per annum, to finance equipment purchases by PJSC VimpelCom from Huawei Technologies Co. Ltd, its subsidiaries and its affiliates. VimpelCom Amsterdam B.V. has guaranteed the payment obligations under this facility. The facility is available for a period of two years and has a total tenor of five years.

PJSC VimpelCom (former name “OJSC VimpelCom”)

Sberbank facilities

As a result of the macro economic environment in Russia, Sberbank informed PJSC VimpelCom on March 2, 2015, of an unilateral increase in fixed interest rates in the three outstanding term loan credit facilities to PJSC VimpelCom from between 9.00% and 10.75% per annum to between 14.50% and 16.25% per annum effective June 1, 2015, in accordance with the terms of the facility agreements. The increase applied to a total outstanding principal amount of RUB 80,274 million (approximately US$1,515 as of June 1, 2015). The interest rate as from June 1, 2015 was 14.5% per annum.

On August 5, 2015, PJSC VimpelCom and Sberbank signed the amendments to the three Sberbank credit facility agreements to reduce the fixed interest rates on each facility to between 8.75% and 14.0% per annum, depending on certain conditions set out in the agreements. The reduction applies to a total principal amount of RUB 77,497 million (approximately US$1,232 as of August 5, 2015). Since August 5, 2015, the current fixed interest rate is 12.75% per annum. In addition, as a result of further amendments entered into between PJSC VimpelCom and Sberbank on December 30, 2015, the fixed interest rates on the term loan facilities with Sberbank can no longer be unilaterally increased by Sberbank.

On December 30, 2015, PJSC “VimpelCom” entered into a credit facility agreement with Sberbank of Russia for the amount of RUB 30,000 million (approximately US$414) with an availability period until of March 31, 2016. This facility bears interest at a rate of 11.55% per annum and matures on June 29, 2018.

Reset of interest on PJSC “VimpelCom” putable Ruble bonds

On March 5, 2015, PJSC VimpelCom announced the reset of the coupon rate on its 8.85% put-able Ruble bonds in a principal amount of RUB 25,000 million (approximately US$418 as of March 5, 2015) maturing on March 8, 2022 and in a principal amount of RUB 10,000 million (approximately US$174 as of March 5, 2015) maturing on March 14, 2022.

The new coupon rate of 10.00% per annum is applicable for the next four coupon periods (next two years) and will reset again on March 5, 2017 at the same time as the next bondholder put date. Following the reset of the coupon rate, bondholders exercised their put options in aggregate principal amounts of RUB 24,788 million (approximately US$414 as of March 5, 2015) and RUB 9,995 million (approximately US$174 as of March 5, 2015) which was repaid on March 20, 2015 and March 26, 2015 respectively.

PJSC “VimpelCom” bond issue

On October 16, 2015, PJSC VimpelCom issued RUB 15,000 million (approximately US$226 as of October 16, 2015) and RUB 10,000 million (approximately US$151 as of October 16, 2015) Ruble bonds due in 2025 with a coupon of 11.90%, payable semi-annually. This coupon is applicable for the first four coupon periods (first two years) and will reset on October 13, 2017 along with the bondholder put date. The proceeds were used to refinance scheduled debt repayments.

PJSC VimpelCom secondary bond placement

On November 3, 2015, PJSC “VimpelCom” confirmed the final allocation of the secondary offer of Ruble bonds in a principal amount of RUB 14,840 million (approximately US$233 as of November 3, 2015) due 2022 with an investor put option on March 17, 2017. The proceeds have been settled on November 5, 2015. The Bonds have a coupon of 10.0% per annum. Interest is payable semi-annually. The selling price was 98.05% and the yield to the next put option date is 11.91%. The proceeds were used to refinance scheduled debt repayments.

Omnium Telecom Algeria SpA and Optimum Telecom Algérie SpA financing

For information on the credit facilities of Omnium Telecom Algeria SpA and Optimum Telecom Algérie SpA and the utilization thereof, see Note 6.

Pakistan Mobile Communications Ltd. (“PMCL”) financing

On July 9, 2015, PMCL drew an amount of PKR 2,275 million (approximately US$22 as of July 9, 2015) under an existing syndicated facility. This facility bears interest at 6 months Karachi Interbank Offered Rate (“KIBOR”) plus 1.0% per annum. Repayment will take place through periodic instalments between November 26, 2015 and November 26, 2018.

On September 3, 2015, PMCL issued additional local Sukuk Certificates for an amount of PKR 3,900 million (approximately US$37 as of September 3, 2015). These certificates bear interest at 3 month KIBOR plus 0.88% per annum. Repayment will take place through periodic instalments between March 22, 2017 and December 22, 2019.

On December 3, 2015 PMCL entered into a syndicated facility with several banks for the amount of PKR 16,000 million (approximately US$152 as of December 3, 2015). This facility bears interest at 6 month KIBOR plus 0.8% per annum. Repayment will take place through periodic instalments between June 23, 2018 and December 23, 2020. On December 23, 2015 PMCL has drawn PKR 500 million (approximately US$5 as of December 23, 2015).

On December 7, 2015 PMCL entered into a credit facility with Habib Bank Limited for the amount of PKR 4,000 million (approximately US$38 as of December 7, 2015). This facility bears interest at 6 month KIBOR plus 0.9% per annum. Repayment will take place through periodic instalments between June 22, 2018 and December 23, 2020.

KaR-Tel financing

On May 4, 2015, KaR-Tel, an indirect subsidiary of the Company, entered into a KZT 8,300 million (approximately US$45 as of May 4, 2015) term loan facility agreement with Kazkommertsbank JSC as lender, bearing interest at a rate of 19% per annum. KaR-Tel has provided a cash deposit in the amount of US$50 as security. The loan enables KaR-Tel to ensure a higher level of liquidity in local currency. The facility has a term of one year and was fully drawn down on May 4, 2015.

KaR-Tel loan to non-controlling shareholder

On March 2, 2015, KaR-Tel signed a facility agreement with Aureglia Limited, the minority shareholder of its parent company VIP Kazakhstan Holding AG, for a total amount of US$100. On March 10, 2015, Aureglia Limited drew down the total amount of the facility at an interest rate of 2.41% per annum. The facility was fully repaid on June 24, 2015.

Hedging activities and derivatives

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

All derivatives are accounted for on a fair value basis and the changes in fair value are recorded in the income statement, except for put options over non-controlling interests not providing a present ownership interest in the outstanding shares, and derivative instruments which are accounted for using cash flow hedge accounting. Cash flows from derivative instruments are reported in the statement of cash flows in the same line where the underlying cash flows of the hedged item are recorded.

Foreign exchange contracts

VimpelCom enters into short-term forward and zero-cost collar agreements with several banks in order to protect cash flows of its short-term financial and non-financial obligations denominated in US$ from adverse US$-RUB movements. As of December 31, 2015, the notional amount outstanding of these derivative contracts (only forwards) was US$490 (2014: only zero-cost collars US$603) with an average FX rate 69.02 (2014: an average cap rate 48.72 and an average floor rate 39.95).

Embedded derivatives in notes

The Notes issued by the Company’s Bangladesh subsidiary, Banglalink Digital Communications Ltd. (“Banglalink”), include early repayment options. Accordingly, Banglalink can repay the debt at certain dates prior to the maturity date at agreed redemption prices. These embedded derivatives are accounted for as a financial asset at fair value through profit or loss.

Cross currency interest rate exchange contracts

The Company’s Pakistan subsidiary, Pakistan Mobile Communications Limited, entered into several Cross-Currency Interest Rate Swap Agreements to reduce the volatility of cash flows on US$ denominated debt with current outstanding balances of US$14 (2014: US$23) to PKR 1,455 (2014: PKR 2,274), and related interest with maturities until December 15, 2017. Pursuant to these agreements, the Company’s Pakistan subsidiary pays floating interest rate of 6 month KIBOR minus 0.32%-2.60%.

Interest rate swap contracts

The Company’s Pakistan subsidiary, Pakistan Mobile Communications Limited, entered into several Interest Rate Swap Agreements to reduce the cash flow volatility due to variable debt interest payments. Pursuant to these agreements, Pakistan Mobile Communications Limited pays a fixed rate of 8.15%—8.72% and receives KIBOR three- or six-month floating rate on a notional amount of PKR 19,400 million, which will amortize until maturity along with the principal of the underlying debt. The swaps expire between May 16, 2019 and December 23, 2019.

Derivatives not designated as hedging instruments

The Company uses foreign currency denominated borrowings, foreign exchange swaps, options and zero cost collars and forward currency contracts to manage its transaction exposures. These currency forward contracts are not designated as cash flow, fair value or net investment hedges and are entered into for periods consistent with currency transaction exposures, generally from one to six months. Although the derivatives have not been designated in a hedge relationship, they act as a commercial hedge and offset the underlying transaction when they occur.

Derivatives under hedge accounting

The Company uses cross currency interest rate swaps, interest rate swaps, foreign exchange forwards/swaps, options and zero cost collars to manage its exposure to variability in cash flows that is attributable to foreign exchange and interest rate risk to loans and borrowings. Most of these derivative contracts are either designated as cash flow or fair value hedges and are entered into for periods up to the maturity date of the hedged loans and borrowings.

The company applies cash flow hedge accounting to hedge the risk on future foreign currency cash flows and floating interest rate cash flows.

The Company’s hedge accounting is summarized below:

		At December 31, 2015			At December 31, 2014
	Risk being hedged	Nominal value	Fair value assets	Fair value liabilities	Nominal value	Fair value assets	Fair value liabilities
Cash flow hedge accounting
Cross currency interest rate exchange contracts	Currency	—	—	—	3,875	320	—
Interest rate exchange contracts	Interest	185	—	3	1,657	—	90
Foreign exchange contracts	Currency	298	17	—	191	37	—
Fair value hedge accounting
Cross currency interest rate exchange contracts	Currency	—	—	—	1,375	170	—
No hedge accounting
Cross currency interest rate exchange contracts	Currency	14	1	—	22	—	—
Foreign exchange contracts	Currency	266	15	1	468	94	—

The following table shows the periods in which the cash flows of the derivatives, to which cash flow hedge accounting applies, are expected to occur:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At December 31, 2015
Cash flows	13	(4)	(1)	—	8
Cash flow hedge reserve					2

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At December 31, 2014
Cash flows	70	55	91	60	276
Cash flow hedge reserve					(71)

Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements as of December 31, (based on future cash flows discounted at current market rates), other than those with carrying amounts that are reasonable approximations of fair values:

	Carrying value		Fair value
	2015	2014	2015	2014
Financial assets
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency interest rate exchange contracts	1	—	1	—
Foreign exchange contracts	15	94	15	94
Embedded derivatives in notes	—	8	—	8
Financial instruments at fair value
Derivatives designated as fair value hedges
Cross-currency interest rate exchange contracts	—	170	—	170
Derivatives designated as cash-flow hedges
Cross-currency interest rate exchange contracts	—	320	—	320
Foreign exchange contracts	17	37	17	37
Available for sale financial instruments	45	49	45	49

Total financial instruments at fair value, assets	78	678	78	678

Loans granted, deposits and other financial assets
Bank deposits	432	110	432	110
Interest receivable	1	3	1	3
Other investment	46	26	46	26
Other loans granted	2	51	2	51

Total loans granted, deposits and other financial assets	481	190	481	190

Total financial assets	559	868	559	868

Financial instruments at fair value
Derivatives not designated as hedges
Foreign exchange contracts	1	—	1	—
Derivatives designated as cash flow hedges
Interest rate exchange contracts	3	90	3	90

Total financial instruments at fair value, liabilities	4	90	4	90

Total other financial liabilities at amortized cost	9,784	27,034	9,720	25,410

Total financial liabilities	9,788	27,124	9,724	25,500

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

The carry amount of cash of cash and cash equivalents, trade and other receivables, and trade and other payables approximates to their respective fair value.

The fair value of derivative financial instruments is determined using present value techniques such as discounted cash flow techniques, Monte Carlo simulation and/or the Black-Scholes model. These valuation techniques are commonly used for valuation of derivative. Observable inputs (Level 2) used in the valuation techniques includes LIBOR, EURIBOR, swap curves, basis swap spreads, foreign exchange rates and credit default spreads of both counterparties and our own entities.

The fair value of Available for Sale financial instruments are determined through comparison of various multiples and reference to market valuation of similar entities quoted in an active market. If information is not available, a discounted cash flow method is used.

Fair value measurements for financial liabilities at amortized cost are based on quoted market prices, where available. If the quoted market price is not available, the fair value measurement is based on discounted expected future cash flows using a market interest rate curve, credit spreads and maturities.

Fair value hierarchy

As of December 31, 2015 and 2014 the Company held financial instruments at fair value recorded on the statement of financial position.

The fair value hierarchy ranks fair value measurements based on the type of inputs used in the valuation; it does not depend on the type of valuation techniques used:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs are unobservable inputs for the asset or liability

The following table provides the disclosure of fair value measurements separately for each major class of assets and liabilities.

As of December 31, 2015
Description	(Level 1)	(Level 2)	(Level 3)	Total
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency and Interest rate exchange contracts	—	1	—	1
Foreign exchange contracts	—	15	—	15
Financial instruments at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	17	—	17
Available for sale financial instruments	—	18	27	45

Total financial instruments at fair value, assets	—	51	27	78

Assets for which fair values are disclosed
Loans granted, deposits and other financial assets
Bank deposits	—	432	—	432
Interest receivable	—	1	—	1
Other investment	—	46	—	46
Other loans granted	—	2	—	2

Total assets for which fair values are disclosed	—	481	—	481

Financial instruments at fair value through profit or loss / equity
Derivatives not designated as hedges
Foreign exchange contracts	—	1	—	1
Derivatives designated as cash flow hedges
Interest rate exchange contracts	—	3	—	3

Total financial instruments at fair value, liabilities	—	4	—	4

Liabilities for which fair values are disclosed
Financial liabilities at amortized cost	5,658	4,062	—	9,720

Total liabilities for which fair values are disclosed	5,658	4,062	—	9,720

As of December 31, 2014
Description	(Level 1)	(Level 2)	(Level 3)	Total
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency and Interest rate exchange contracts
Foreign exchange contracts	—	94	—	94
Embedded derivatives in notes			8	8
Financial instruments at fair value				—
Derivatives designated as fair value hedges				—
Cross-currency interest rate exchange contracts	—	170	—	170
Derivatives designated as cash-flow hedges				—
Cross-currency and Interest rate exchange contracts	—	320	—	320
Foreign exchange contracts	—	37	—	37
Available for sale financial instruments	—	27	22	49

Total financial instruments at fair value, assets	—	648	30	678

Assets for which fair values are disclosed
Loans granted, deposits and other financial assets
Bank deposits	—	110	—	110
Interest receivable	—	3	—	3
Other investment	—	26	—	26
Other loans granted	—	51	—	51

Total assets for which fair values are disclosed	—	190	—	190

Financial instruments at fair value
Derivatives designated as cash flow hedges
Interest rate exchange contracts	—	90	—	90

Total financial instruments at fair value, liabilities	—	90	—	90

Liabilities for which fair values are disclosed
Financial liabilities at amortized cost	11,177	14,233	—	25,410

Total liabilities for which fair values are disclosed	11,177	14,233	—	25,410

The reconciliation of movements relating to financial instruments classified in level 3 of the fair value hierarchy:

	As of Dec.31, 2014	Currency translation adjustment	Change in fair value reported in earnings	Change in fair value reported in equity	Purchased	Transferred to Level 2	As of Dec.31, 2015
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Embedded derivatives in notes	8	—	—	—	—	(8)	—
Financial instruments at fair value
Available for sale financial instruments	22	(2)	—	7	—	—	27

Total financial instruments at fair value, assets	30	(2)	—	7	—	(8)	27

	As of Dec.31, 2013	Currency translation adjustment	Change in fair value reported in earnings	Change in fair value reported in equity	Purchased	Sold/ Settled/ Expired	As of Dec.31, 2014
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Embedded derivatives in notes	154	—	(149)	—	3	—	8
Financial instruments at fair value
Available for sale financial instruments	20	(2)	—	4	—	—	22

Total financial instruments at fair value, assets	174	(2)	(149)	4	3	—	30

Transfers into and transfers out of fair value hierarchy levels are recognized at the end of the reporting period (of the date of the event or change in circumstances that caused the transfer). During the year ended December 31, 2015, there were no transfers between Level 1 and Level 2 fair value measurements. Embedded derivative fair value measurements were transferred from Level 3 to Level 2 as the primary calculations used in the valuation of these instruments are based on market observable inputs such as forward curve data, discount factors, swaption volatilities and credit spreads. On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between the Level 2 and Level 3. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations.

There were no other movements of financial instruments measured at the fair value using unobservable inputs (Level 3) other than change of fair value and currency translation adjustment.

Any changes in fair values of financial instruments are unrealized and recorded in “Other non-operating losses” in the Statement of comprehensive income.

Offsetting financial assets and liabilities

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

Several entities of the Group have entered into International Swaps and Derivatives Association, Inc. (ISDA) Master Agreements or equivalent documents with their counterparties, governing the derivative transactions entered into between these entities and their counterparties. Based on these documents, only in case of an Event of Default of either the entity or the counterparty, is it allowed to offset any derivative positions outstanding.

				Related amounts not set off in the consolidated statement of financial position
As at December, 31 2015	Gross amounts recognized	Gross amounts set off in the consolidated statement of financial position	Net amounts presented in the consolidated statement of financial position	Financial instruments	Cash collateral received	Net amount
Other financial assets (non-current)	164	—	164	—	—	164
Other financial liabilities (non-current)	8,095	—	8,095	—	—	8,095
Other financial assets (current)	395	—	395	—	—	395
Other financial liabilities (current)	1,693	—	1,693	—	—	1,693
Trade and other receivables	720	(43)	677	—	—	677
Trade and other payables	1,811	(43)	1,768	—	—	1,768

				Related amounts not set off in the consolidated statement of financial position
As at December 31, 2014	Gross amounts recognized	Gross amounts set off in the consolidated statement of financial position	Net amounts presented in the consolidated statement of financial position	Financial instruments	Cash collateral received	Net amount
Other financial assets (non-current)	602	—	602	—	—	602
Other financial liabilities (non-current)	23,936	—	23,936	—	—	23,936
Other financial assets (current)	266	—	266	—	—	266
Other financial liabilities (current)	3,188	—	3,188	—	—	3,188
Trade and other receivables	1,983	(97)	1,886	—	—	1,886
Trade and other payables	4,104	(97)	4,007	—	—	4,007

18	Current and non-current other financial assets and liabilities

Other non-current non-financial assets consisted of the following as of:

	December 31, 2015	December 31, 2014
Deferred costs related to connection fees	10	13
Other long-term assets	95	13

	105	26

Other current non-financial assets consisted of the following as of:

	December 31, 2015	December 31, 2014
Advances to suppliers	162	371
Input VAT	129	161
Prepaid taxes	21	141
Deferred costs related to connection fees	8	16
Indemnification assets	—	99
Others	14	9

	334	797

Other non-current non-financial liabilities consisted of the following as of:

	December 31, 2015	December 31, 2014
Long-term deferred revenue	15	76
Provision for pensions and other post-employment benefits	33	126
Governmental grants	—	41
Payables for intangibles	34	43
Other non-current liabilities	13	115

	95	401

Other current non-financial liabilities consisted of the following as of:

	December 31, 2015	December 31, 2014
Customer advances	231	496
Short-term deferred revenue	146	203
Customer deposits	80	85
Other taxes payable	268	580
Other payments to authorities	45	124
Due to employees	168	224
Other liabilities	101	218

	1,039	1,930

19	Inventories

Inventory consisted of the following as of:

	December 31, 2015	December 31, 2014
Telephone handsets and accessories for sale	96	99
SIM-Cards	11	14
Other inventory	20	26
Inventory write-offs	(23)	(22)

Total	104	117

20	Trade and other receivables

Trade and other receivables consisted of the following as of December 31:

	2015	2014
Trade accounts receivable, gross	724	2,429
Allowance for doubtful accounts	(182)	(582)

Trade accounts receivable, net	542	1,847
Other receivables	135	39

	677	1,886

As of December 31, 2015, trade receivables with an initial value of US$182 (2014: US$582) were impaired and, thus, fully provided for. See below the movements in the allowance for the impairment of receivables:

	2015	2014	2013
Balance as of January 1,	582	795	717
Acquisition of a subsidiary	1	—	—
Classified as held for sale	(386)	(4)	—
Allowance for doubtful debts	72	208	207
Recoveries	—	(7)	—
Accounts receivable written off	(24)	(292)	(135)
Foreign currency translation adjustment	(63)	(118)	6

Balance as of December 31,	182	582	795

As of December 31, 2015, the aging analysis of trade receivables is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			< 30 days	30–120 days	> 120 days
2015	542	337	99	68	38
2014	1,847	1,187	181	137	342

21	Cash and cash equivalents

Cash and cash equivalents consisted of the following items as of December 31:

	2015	2014
Cash at banks and on hand	1,644	4,586
Short-term deposits with original maturity of less than three months	1,970	1,756

Total cash and cash equivalents	3,614	6,342

Cash at banks earns interest at floating rates based on bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

The cash balances as of December 31, 2015 in Uzbekistan of US$495 (December 31, 2014: US$532) and in Ukraine of US$4 (December 31, 2014: US$116) are restricted due to local government or central bank regulations and therefore cannot currently be repatriated.

Cash balances as of December 31, 2015 include investments in money market funds of US$1,174 (December 31, 2014: US$1,207).

22	Issued capital and reserves

As of December 31, 2015, the Company had 2,759,171,830 authorized common shares (2014: 2,759,171,830) with a nominal value of US$0.001 per share, of which 1,756,731,135 shares were issued and outstanding (2014: 1,756,731,135). The holders of common shares are, subject to our bye-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. Each fully paid common share entitles its holder to (a) participate in shareholder meetings; (b) have one vote on all issues voted upon at a shareholder meeting, except for the purposes of cumulative voting for the election of the Supervisory Board, in which case each common share shall have the same number of votes as the total number of members to be elected to the Supervisory Board and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates; (c) receive dividends approved by the Supervisory Board; (d) in the event of our liquidation, receive a pro rata share of our surplus assets; and (e) exercise any other rights of a common shareholder set forth in our bye-laws and Bermuda law.

There are currently 305,000,000 VimpelCom convertible preferred shares authorized and outstanding, with a nominal value of US$0.001 per share, which may be converted into VimpelCom common shares at the option of the shareholder (presently Telenor) any time between October 15, 2013 and April 15, 2016 at a price based on the NASDAQ price of VimpelCom ADSs. The redemption value of convertible preference shares are reflected in other financial liabilities. Each convertible preference share entitles its holder to one vote per convertible preferred share, voting together with the common shares as a single class, except where cumulative voting applies when electing directors. Convertible preferred shares do not have dividend rights. The holders of convertible preferred shares, in the event of our winding-up or dissolution, are not entitled to any payment or distribution in respect of our surplus assets. The holders of convertible preferred shares (presently Telenor) are, subject to our bye-laws and Bermuda law, entitled to convert their convertible preferred shares, at their option, any time between October 15, 2013 and April 15, 2016 at a price based on the NASDAQ price of VimpelCom ADSs. Any convertible preferred shares not redeemed five years after the date of their issue will be immediately redeemed by the company at a redemption price of US$0.001 per share.

In the accompanying financials and in these notes, shares held by the Company or its subsidiaries are treated as “treasury shares”. Treasury shares amount to 7,726,487 shares of common stock as of December 31, 2015 (2014: 8,132,989).

Share options exercised in each respective year have been settled using the treasury shares of the Company. The reduction in the treasury shares equity component is equal to the cost incurred to acquire the shares, on a weighted average basis. Any excess between the cash received from employees and reduction in treasury shares is recorded in capital surplus.

Nature and purpose of reserves

Other capital reserves

The other capital reserve is mainly used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration (see Note 25), to record the accumulated impact of derivatives designated as cash flow hedges (see Note 17) and recognize the results of transactions that does not result in a change of control with non-controlling interest (Note 6).

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. The decrease in the foreign currency reserve relates mainly to the strengthening of the US Dollar and the depreciation of emerging markets currencies in which VimpelCom operates over the past two years.

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

On November 6, 2015 the Company announced that the Supervisory Board authorized the payment of a dividend of US 3.5 cents per ADS. The dividend was paid on December 7, 2015.

On November 11, 2014, the Supervisory Board authorized the payment of a dividend of US 3.5 cents per ADS. The dividend was paid on December 8, 2014.

The Company made appropriate tax withholdings of up to 15% when the dividends is paid to the Company’s ADS depositary, The Bank of New York Mellon.

24	Provisions

The following table summarizes the movement in provisions for the years ended December 31, 2015 and 2014:

	Income taxes provisions	Tax provisions other than for income tax	Provision for decommissioning	Legal provisions	Other provisions	Total provisions
At January 1, 2014	275	368	202	69	1,383	2,297
Arising during the year	108	12	45	12	162	339
Utilized	(8)	(54)	(2)	(6)	(231)	(301)
Reclassification	44	(247)	—	(25)	228	—
Unused amounts reversed	(16)	(9)	(1)	(4)	(41)	(71)
Discount rate adjustment and imputed interest (change in estimates)	—	—	9	—	3	12
Translation adjustments and other	(50)	(10)	(63)	(2)	(256)	(381)
At December 31, 2014	353	60	190	44	1,248	1,895
Total current 2014	131	31	—	14	1,192	1,368
Total non-current 2014	222	29	190	30	56	527
At January 1, 2015	353	60	190	44	1,248	1,895
Arising during the year	92	31	15	945	37	1,120
Utilized	(28)	—	(1)	(4)	(1,170)	(1,203)
Reclassification to HFS	(46)	—	(41)	(27)	(41)	(155)
Reclassification	21	(9)	1	3	(16)	—
Unused amounts reversed	(67)	(13)	(55)	(36)	(16)	(187)
Discount rate adjustment and imputed interest (change in estimates)	—	—	6	—	—	6
Translation adjustments and other	(43)	(4)	(28)	(6)	(25)	(106)
At December 31, 2015	282	65	87	919	17	1,370
Total current	118	36	—	849	17	1,020
Total non-current	164	29	87	70	—	350

At December 31, 2015, legal provisions include the provision of US$900 in connection with the investigations relating to our business in Uzbekistan as further discussed below.

During 2015, the Company recorded significant provisions for a number of tax disputes in Pakistan and Bangladesh, including disputes relating to the supply of SIM cards.

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

The Group has recognized a provision for decommissioning obligations associated with future dismantling of its towers in various jurisdictions.

Investigations by SEC/DOJ/OM

VimpelCom has reached resolutions through agreements with the U.S. Department of Justice (the “DOJ”), the U.S. Securities and Exchange Commission (the “SEC”) and the Dutch Public Prosecution Service (Openbaar Ministerie) (the “OM”) relating to the previously disclosed investigations under the FCPA and relevant Dutch laws pertaining to VimpelCom’s business in Uzbekistan and prior dealings with Takilant Ltd. The relevant agreements have been approved by the authorities. Pursuant to these agreements, VimpelCom agreed to pay an aggregate amount of US$795 in fines and disgorgements to the SEC, the DOJ and the OM.

On February 18, 2016, the United States District Court for the Southern District of New York (the “District Court”) approved the agreements with the DOJ. In particular, the District Court approved without modification the deferred prosecution agreement (the “DPA”) entered into by VimpelCom and the DOJ related to charges of conspiracy to violate the anti-bribery and the books-and-records provisions of the FCPA and violation of the internal controls provisions of the FCPA. In addition, Unitel LLC (“Unitel”), a subsidiary of VimpelCom operating in Uzbekistan, pleaded guilty to conspiring to violate the anti-bribery provisions of the FCPA, and the District Court immediately sentenced Unitel in accordance with the plea agreement between VimpelCom and the DOJ. Under the agreements with the DOJ, VimpelCom agreed to pay a total criminal penalty of US$230 to the United States, including US$40 in forfeiture.

In connection with the investigation by the OM, VimpelCom and Silkway Holding BV, a wholly owned subsidiary of VimpelCom, entered into a settlement agreement (the “Dutch Settlement Agreement”) related to anti-bribery and false books-and-records provisions of Dutch law. Pursuant to the Dutch Settlement Agreement, VimpelCom agreed to pay criminal fines of US$230 and to disgorge US$375, to be satisfied by the forfeiture to the DOJ of US$40, a disgorgement to the SEC of US$167.5 and a further payment to the OM of US$167.5 beyond the criminal fines.

VimpelCom also consented to the entry of a settlement (the “Consent”) relating to the SEC’s complaint against VimpelCom, which charged violations of the anti-bribery, books-and-records and internal controls provisions of the FCPA. On February 22, 2016, the District Court issued a final judgment that affirmed the terms of the Consent and permanently enjoined the Company from future violations of law. Pursuant to the Consent, VimpelCom agreed to a judgment ordering disgorgement of US$375, to be satisfied by the forfeiture to the DOJ of US$40, the disgorgement to the OM of US$167.5, and a payment to the SEC of US$167.5.

The DPA, the guilty plea, the Dutch Settlement Agreement and the Consent comprise the terms of the resolution of the Company’s potential liabilities in the previously disclosed DOJ, SEC and OM investigations regarding VimpelCom and Unitel.

All amounts to be paid under the DPA, the guilty plea, the Dutch Settlement Agreement and the Consent were paid in February and March 2016 and were included in the provision made by VimpelCom in its financial statements for the year ended December 31, 2015. The remaining provision of US$105 mainly covers expected direct and incremental legal expenses associated with this resolution. Under the DPA, the DOJ will defer criminal prosecution of VimpelCom for a term of three years. If VimpelCom remains in compliance with all terms of the DPA during its term, the charges against VimpelCom will be dismissed with prejudice. Under the DPA and pursuant to the Consent, VimpelCom also represented that it has implemented and agreed that it will continue to implement a compliance and ethics program designed to prevent and detect violations of the FCPA and other applicable anti-corruption laws throughout its operations.

Under the DPA and the Consent, VimpelCom agreed to appoint an independent compliance monitor (the “monitor”). Pursuant to the DPA and the Consent, the monitorship will continue for a period of three years, and the term of the monitorship may be terminated early or extended depending on certain circumstances, as ultimately determined and approved by the DOJ and SEC. If the DOJ determines that VimpelCom has violated the DPA, the DOJ, in its sole discretion, may commence prosecution of the Company for the conduct covered by the DPA or extend the period of the DPA for up to one year. The monitor will assess and monitor VimpelCom’s compliance with the terms of the DPA and Consent by evaluating, among other things, VimpelCom’s corporate compliance program, internal accounting controls, recordkeeping and financial reporting policies and procedures. The monitor may recommend changes to our policies, procedures, and internal accounting controls that we must adopt unless they are unduly burdensome or otherwise inadvisable, in which case we may propose alternatives, which the DOJ and the SEC may or may not accept.

Additionally, we have incurred significant costs in connection with our retention of legal counsel and other vendors/advisors and the internal investigation undertaken in connection with these matters. Other than what has been provided for as part of the settlement, we currently cannot estimate the costs that we are likely to incur in connection with compliance with the DPA, the Consent and the Dutch Settlement Agreement, including the ongoing obligations to cooperate with the agencies regarding their investigations of other parties, the monitorship, and the costs of implementing the changes, if any, to our policies and procedures required by the monitor. However, such costs could be significant.

Furthermore, the DOJ has initiated two asset forfeiture proceedings alleging that various funds located in various jurisdictions were amassed in violation of U.S. law. The relevant complaints include allegations regarding conduct by multiple companies related to the telecommunications sector in Uzbekistan, including VimpelCom, Unitel and Takilant. However, VimpelCom and Unitel are not defendants in these actions, and VimpelCom and Unitel do not possess or otherwise have any claims against the assets involved in the litigation. The allegations involving VimpelCom and Unitel are the same facts covered by the agreements by VimpelCom and Unitel with the DOJ, SEC and OM. Specifically, on June 29, 2015, the DOJ filed a civil complaint in the Southern District Court of New York, seeking the forfeiture of US$300 of property located in Belgium, Ireland and Luxembourg that it claims was derived in violation of U.S. law. On July 10, 2015, a federal judge signed warrant orders allowing the DOJ to proceed with forfeiture actions as described in the complaint. In that case, on January 11, 2016, the Southern District Court of New York entered a partial default judgment against all potential claimants to the subject property other than the Republic of Uzbekistan. On February 18, 2016, the DOJ filed a second civil complaint, seeking forfeiture of US$550 held in Swiss bank accounts, which it claims was similarly derived in violation of U.S. law. On February 23, 2016, a federal judge signed a warrant order in that case, allowing it to move forward.

25	Related parties

As of December 31, 2015, the Company is primarily owned by two major shareholders: LetterOne and Telenor. The Company has no ultimate controlling shareholder.

The following table provides the total amount of transactions that have been entered into with related parties and balances of accounts with them for the relevant financial periods:

	December 31, 2015	December 31, 2014
Revenue from LetterOne	2	—
Revenue from Telenor	51	50
Revenue from associates and joint ventures	6	11
Revenue from discontinued operations (Note 6)	60	40
Revenue from other related parties	6	10
Finance income from related parties	1	2

	126	113

Services from LetterOne	8	3
Services from Telenor	44	57
Services from associates and joint ventures	20	37
Services from discontinued operations (Note 6)	5	3
Services from other related parties	5	10
Finance costs to discontinued operations (Note 6)	—	44
Finance costs to other related parties	1	1

	83	155

	December 31, 2015	December 31, 2014
Accounts receivable from Telenor	10	11
Accounts receivable from associates and joint ventures	8	9
Accounts receivable from discontinued operations (Note 6)	84	—
Advances paid to associates and joint ventures	—	17
Accounts receivable from other related parties	1	1

	103	38

Accounts payable to Telenor	8	13
Accounts payable to associates and joint ventures	2	20
Accounts payable to discontinued operations (Note 6)	146	—
Accounts payable to other related parties	—	1

	156	34

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of VimpelCom as of December 31, 2015 by each person who is known by us to beneficially own 5.0% or more of our common or convertible preferred shares. As of December 31, 2015, we had 1,756,731,135 issued common shares and 305,000,000 issued convertible preferred shares (Note 22). None of our shareholders has different voting rights.

Shareholder	Number of VimpelCom Ltd. Common Shares	Percent of VimpelCom Ltd. Common Shares	Number of VimpelCom Ltd. Preferred Shares	Percent of VimpelCom Ltd. Voting Shares
L1T VIP Holdings S.à r.l	986,572,563	56.2%	—	47.9%
Telenor East Holding II AS	580,578,840	33.0%	305,000,000	43.0%

Related Party Transactions with Major Shareholders and their Affiliates

Related Party Transactions with Telenor and its Affiliates

Service Agreements

VimpelCom is a party to a service agreement with Telenor, dated as of March 8, 2011, under which Telenor renders to VimpelCom or its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and VimpelCom. VimpelCom pays Telenor annually US$1.5 for the services.

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

Related Party Transactions with LetterOne and its Affiliates

Service Agreements

VimpelCom is a party to a General Services Agreement with LetterOne Corporate Advisor Limited, dated December 1, 2010, under which LetterOne Corporate Advisor Limited renders to VimpelCom and its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by LetterOne Corporate Advisor Limited and VimpelCom. VimpelCom pays LetterOne Corporate Advisor Limited annually US$1.5 for the services. VimpelCom is also party to a Consultancy Deed with LetterOne Corporate Advisor Limited, dated August 21, 2013, under which LetterOne Corporate Advisor Limited provides additional consultancy services to VimpelCom for which VimpelCom pays annually US$3.5. The General Services Agreement and Consultancy Deed were originally entered into by VimpelCom and Altimo Management Services Ltd., but the latter was replaced first by LetterOne Corporate Advisor Limited pursuant to a Deed of Assignment and Novation dated June 3, 2014, and later by LIHS Corporate Advisor Limited pursuant to a Deed of Novation and Amendment dated January 14, 2016.

Related Party Transactions with Joint Ventures and Associates

Euroset

PJSC VimpelCom has commercial contracts with Euroset, which became an associate in October 2008. In 2015 PJSC VimpelCom recognized US$5 of revenue from Euroset primarily for mobile and fixed line services and from the sale of equipment and accessories. PJSC VimpelCom accrued to Euroset certain expenses totaling US$20 in 2015, primarily dealer commissions and bonuses for services for acquisition of new customers, customer care and receipt of customers’ payments.

Balances and transactions from discontinued operations (Note 6)

Following the reclassification of the operations in Italy as an asset held for sale and discontinued operation, the intercompany positions between the continued and discontinued portions of the Group were no longer eliminated. Consequently, the outstanding balances and transactions occurred are treated as Related Party mainly representing regular business activities, i.e. roaming and interconnect.

Prior to classification as held for sale and discontinued operations, on February 27, 2015, the Company’s fully owned subsidiary in Italy, WIND Telecomunicazioni S.p.A. (“WIND Italy”), entered into a definitive agreement for the sale of 90% of the shares of WIND Italy’s fully owned subsidiary Galata S.p.A. to Abertis Telecom Terrestre SAU. Following the closing of this transaction in March 2015, Galata S.p.A. is treated in Italy as an Investment in Associate, and therefore it continues to be presented as a Related Party transactions in the Company’s IFRS consolidated financial statements.

Compensation of key management personnel of the Company

Members of the Supervisory Board and Management Board of the Company are the key management personnel. The following table sets forth the total compensation paid to key management personnel:

	2015	2014	2013
Short-term employee benefits	36	26	27
Long-term employee benefits	27	19	12
Share-based payment transactions	3	2	11
Termination benefits	2	1	1

Total compensation paid to key management personnel	68	48	51

Each of our unaffiliated directors currently receives an annual retainer of EUR 150,000 (approximately US$163 thousand). Each affiliated director receives an annual retainer of EUR 40,000 (approximately US$43 thousand), and our current chairman of the Supervisory Board receives an additional annual retainer of EUR 4,000 (approximately US$4 thousand). In addition, each unaffiliated director who serves on any official committees of our Supervisory Board receives additional annual compensation of EUR 30,000 (approximately US$33 thousand) per committee (for serving as the head of any such committee) or EUR 25,000 (approximately US$27 thousand) committee (for serving as a member of any such committee). All of our directors are reimbursed for expenses incurred in connection with service as a member of our Supervisory Board. For this purpose, the term “unaffiliated director” means a director that is not an “Affiliate” (as defined in the Company’s bye-laws) nor employed by an Affiliate of the Company and “affiliated director” means a director who is not an “unaffiliated director”.

In addition, until 2012 our directors who were not employees were able to participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year, with an additional 10,000 phantom ADSs granted to the chairman of the Supervisory Board and an additional 10,000 phantom ADSs granted to each director for serving as head of any official committee of the Supervisory Board. This plan was terminated as of 2012 and replaced by the Director Investment Plan discussed below. As of December 31, 2015, an aggregate of 280,000 phantom ADSs were outstanding, all of which were exercisable as of such date. No phantom ADSs were granted or exercised in 2015.

In addition, members of our senior Management and Supervisory Board are eligible to participate in cash based long term incentive plans discussed below.

To the extent that the exercise terms have not expired, our senior managers also remain eligible for their existing stock option plans and stock appreciation rights (“SARs”), plan discussed below. In 2015, no new grants were made under these plans.

Executive Investment Plan and Director Investment Plan

In March 2012, we adopted the VimpelCom Ltd. Executive Investment Plan (“EIP”) in which certain members of our senior management may participate, and in August 2012, we adopted the VimpelCom Ltd. Director Investment Plan (“DIP”) in which members of our Supervisory Board may participate. Under the EIP and DIP, participants were invited to personally invest in our common shares. At the time of their investment, participants were awarded matching options to acquire a number of matching shares at the end of a specified performance period if, at the end of that performance period, certain performance conditions and other conditions set out in the plan documents have been met. If all conditions to vesting have been met, the number of matching shares that participants will receive when they exercise their options is based on a multiple of their initial investment.

The EIP and DIP are administered by the compensation committee of our Supervisory Board. The compensation committee determines the timing of awards, the performance conditions and performance period for the vesting of the matching options. In the case of the EIP, the compensation committee also determines which members of our senior management will receive invitations.

In June 2012, the compensation committee made an offer to certain members of senior management to participate in the EIP, and in August 2012, the compensation committee made an offer to members of our Supervisory Board to participate in the DIP. The matching options awarded in connection with these offers were subject to a two-year performance period and performance conditions set out in the respective plan’s documents, as well as the terms of such plan. The relevant performance conditions were not met at the vesting date at the end of the performance period (or, for certain members of senior management whose employment terminated in 2014 before the end of the two-year period, at the last date of employment). Accordingly, the matching options awarded in 2012 did not vest and were not exercised in 2014. In March 2013 and June 2014, the compensation committee again made offers to certain members of senior management to participate in the EIP and to members of our Supervisory Board to participate in the DIP, both under substantially the same terms and conditions as applicable to the 2012 offers. With respect to the 2014 offers, a number of participants in the 2013 EIP and 2013 DIP offers elected to exchange their 2013 participations for 2014 participations, and the applicable 2013 participations were forfeited upon this exchange.

With respect to the 2013 participations under the EIP and DIP the relevant performance conditions were not met at the vesting date at the end of the performance period in (or, for certain members of senior management whose employment terminated in 2015 before the end of the two-year period, at the last date of employment). Accordingly, the matching options awarded in 2013 did not vest and were not exercised in 2015.

In 2014 the last offers under the EIP were made, and no offers were made under the DIP. The 2014 EIP awards are scheduled to vest in 2016, if the relevant performance conditions are met. After the 2014 EIP awards were made, the EIP and DIP were discontinued.

Stock Option Plans

On April, 21 2010, we adopted the VimpelCom 2010 Stock Option Plan, under which certain of our, and our subsidiaries, affiliates, officers, employees, directors and consultants are eligible for grants of options to acquire our common shares. Options under the 2010 Stock Option Plan may be granted by VimpelCom Ltd. or our affiliates. The 2010 Stock Option Plan is administered by the compensation committee of our Supervisory Board, which committee determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share.

The Company has granted options to a selected number of senior management members based on similar terms and conditions as applicable to the 2010 Stock Option Plan. As of December 31, 2015, options to acquire approximately 280,000 of our common shares were outstanding based on 2010 Stock Option Plan, all of which were exercisable as of such date. In addition, 575,480 options were exercised and 639,697 options lapsed or were cancelled in 2015, for example in connection with the termination of employment. The exercise prices of the options outstanding as of December 31, 2015, ranged from US$15.15 per share to US$10.42 per share. The options granted generally vest at varying rates over a two- or three-year period, subject in some instances to the attainment of performance targets, and vesting periods for certain employees will be accelerated if certain events specified in the 2010 Stock Option Plans occurs. The options outstanding as of December 31, 2015 are exercisable from dates ranging from the present date to December 31, 2017. If a plan participant ceases to be an employee of the Company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will generally have the right to exercise vested options upon the earlier to occur of (a) the date of expiration of his option agreement and (b) the end of the first open trading window period following the effective date of termination of employment. In case of death or permanent disability of a plan participant, his or her beneficiaries generally will automatically acquire the right to exercise those options that have vested prior to the plan participant’s death or permanent disability for the earlier of (i) 190 days and 90 days in the event of death and permanent disability, respectively, and (ii) December 31, 2017. If a plan participant ceases to be an employee for cause, then generally the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

SARs Plan

The Company has granted SARs to a selected number of senior management members based on similar terms and conditions as applicable to the 2010 Stock Option Plan. In 2013 most of these SARs granted were surrendered due to the introduction of the 2013-2015 Cash Based Long Term Incentive Plan discussed below. Participants of the 2013-2015 Cash Based Long Term Incentive Plan surrendered all unvested SAR tranches to become eligible for the 2013-2015 Cash Based Long Term Incentive Plan; only vested tranches (as of December 31, 2012) could be retained. As of December 31, 2015, 308,333 SARs remained outstanding, all of which were exercisable as of such date.

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

In 2015, approximately EUR 3.6 million (approximately US$4) was banked/paid in relation to amounts vested under the 2014 tranche. The total of target bonus amounts for the 2015 tranches was US$ nil, as the 2013-2015 Cash Based Long Term Incentive Plan was discontinued from January 1, 2015 and replaced by the Value Growth Cash Based Long Term Incentive Plan discussed below.

2014-2016 and 2015 – 2017 Cash Based Long Term Incentive Plan

In January 2015, a new cash based Long Term Incentive Plan was adopted for senior management, replacing the 2013-2015 Cash Based Long Term Incentive Plan discussed above. Under the 2014-2016 Value Growth Cash Based Long Term Incentive Plan, awards are granted annually, the vesting of which is subject to the attainment of KPIs over a three and a half year performance period (January 1, 2014 to June 30, 2017 for the first awards. The maximum target amount that may be earned under an award is determined at the time of the grant. The vesting of an award is subject to continued employment (except in limited “good leaver” circumstances) and to the compensation committee’s determination of the attainment of KPIs after the relevant performance period (in the third quarter of 2017 for the first awards, and in the third quarter of 2018 for the second award). For participants joining after the start of a performance period, vested awards will be subject to pro-rata reduction. Awards may vest early upon the occurrence of certain corporate events relating to VimpelCom Ltd., subject to the compensation committee’s determination of the attainment of KPIs at the time of the relevant event and a potential pro-rata reduction to reflect the early vesting.

As of December 31, 2015, the total target amount (all unvested) granted under the 2014 and 2015 awards of the 2014-2016 Cash Based Long Term Incentive Plan was approximately US$22.

Director Cash Based Long Term Incentive Plan

In December 2014, our Supervisory Board approved a cash based Long Term Incentive Plan for our unaffiliated directors (the “Director LTI Plan”). Under the Director LTI Plan, awards are granted annually, covering a three year performance period (January 1, 2014 to December 31, 2016 for the first awards, with an additional performance measurement over the first six months of 2017 and, January 1, 2015 to June 30, 2018 for the second awards). The actual amount that may be earned under an award is determined on the basis of the annual retainer of the unaffiliated director and the actual payout to headquarters participants in the corresponding tranches of the Value Growth Cash Based Long Term Incentive Plan. For participants leaving before the end, or joining after the start, of a performance period, vested awards will be subject to pro-rata reduction, provided that the participant has served as an unaffiliated director for at least 12 months during the performance period. Awards may vest early upon the occurrence of certain corporate events relating to VimpelCom Ltd., subject to the compensation committee’s determination of the attainment of KPIs at the time of the relevant event and a potential pro-rata reduction to reflect the early vesting.

As of December 31, 2015, the total amount granted under the 2014 and 2015 awards of the Director LTI Plan was approximately EUR 0.9 million (approximately US$1).

26	Risks, commitments, contingencies and uncertainties

Risks

Currency control risks

The imposition of currency exchange controls or other similar restrictions on currency convertibility in the countries in which VimpelCom operates, including Ukraine, Algeria, Bangladesh and Uzbekistan, could limit VimpelCom’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends from the respective countries. Any such restrictions could have a material adverse effect on VimpelCom’s business, financial condition and results of operations. The continued success and stability of the economies of these countries will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms. Refer to Note 6 for further information regarding the Company’s agreement to resolve its disputes, including as it relates to currency restrictions, with the Algerian Government.

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

In addition, the Company has significant operations in Russia and Ukraine, which represents 53% and 21% of the Company’s revenues and assets excluding intercompany transactions and balances, respectively. Both countries are currently experiencing a period of significant political and macroeconomic volatility, the outcome of which cannot be predicted and could negatively affect the Company’s financial position, results of operations and business prospects.

While management believes it is taking the appropriate measures to support the sustainability of VimpelCom’s business in the current circumstances, unexpected further deterioration in the areas could negatively affect the Company’s results and financial position in a manner not currently determinable.

Change in law and compliance risks

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

Tax risks

The tax legislation in the markets in which VimpelCom operates is unpredictable and gives rise to significant uncertainties, which could complicate our tax planning and business decisions. Tax laws in many of the emerging markets in which we operate have been in force for a relatively short period of time as compared to tax laws in more developed market economies. Tax authorities in our markets are often somewhat less advanced in their interpretation of tax laws, as well as in their enforcement and tax collection methods.

Any sudden and unforeseen amendments of tax laws or changes in the tax authorities’ interpretations of the respective tax laws and/or double tax treaties, could have a material adverse effect on our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period (e.g. introduction of transfer pricing rules, Controlled Foreign Operation (“CFC”) legislation and more strict tax residency rules).

Management believes that VimpelCom has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.

Licenses’ risks

We are required to meet certain terms and conditions under our licenses (such as nationwide coverage and network build-out requirements), including meeting certain conditions established by the legislation regulating the communications industry. If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain or comply with permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, the applicable regulator could decide to levy fines, suspend, terminate or refuse to renew the license or permit. Such regulatory actions could adversely impact our ability to carry out divestitures in the relevant jurisdictions.

The occurrence of any of these events could materially harm our ability to build out our networks in accordance with our plans and to retain and attract customers, could harm our reputation and could harm our business, financial condition, results of operations, cash flows and prospects.

Certain debt covenants

On October 5, 2015, Telenor announced that it will not convert its 305,000,000 VimpelCom voting preferred shares into VimpelCom common shares. If the preferred shares owned by Telenor are not converted by April 15, 2016, pursuant to the terms of VimpelCom’s bye-laws, the preferred shares will be immediately redeemed by VimpelCom at a redemption price of US$0.001 per share and will cease to be outstanding, with the effect of potentially increasing the percentage of voting shares held by other shareholders and decreasing Telenor’s percentage of voting shares. Some of our debt agreements (representing US$1,415 in outstanding indebtedness) have “change of control” provisions that may require us to make a prepayment if a person or group of persons (with limited exclusions) acquire beneficial or legal ownership of or control over more than 50.0% of our share capital. If such a change of control provision is triggered and the Company fails to agree with lenders on the necessary amendments to the loan documentation, it could lead to these obligations becoming immediately due and payable, and having them presented as current liabilities in the statement of financial position.

Commitments

Capital commitments for the future purchase of equipment and intangible assets are as follows:

	2015	2014*	2013*
Less than 1 year	182	73	212
Between 1 and 3 years	26	—	3

Total	208	73	215

*	Excluding capital commitments of the Group’s operations in Italy as of December 31, 2014 and 2013 of US$603 and US$685, respectively.

Telecom Licenses Capital Commitments

VimpelCom’s ability to generate revenue in the countries it operates is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses under GSM-900/1800 and “3G” (UMTS / WCDMA) mobile radiotelephony communications services and “4G” (LTE). Under the license agreements, operating companies are subject to certain commitments, such as territory or population coverage, level of capital expenditures, and number of base stations to be fulfilled within a certain timeframe. After expiration of the license, our operating companies might be subject to additional payments for renewals, as well as new license capital and other commitments.

In July 2012, PJSC VimpelCom was awarded a mobile license, a data transmission license, a voice transmission license and a telematic license for the provision of LTE services in Russia. The roll-out of the LTE network will occur through a phased approach based on a pre-defined schedule pursuant to the requirements of the license. The LTE services were launched in the middle of 2013 and offered in six regions in Russia by the end of the year. The services must be extended to a specific number of additional regions each year through to December 1, 2019 by when services must cover all of Russia. PJSC VimpelCom is required to comply with the following conditions among others under the terms of the license: (i) invest at least RUB 15 billion (approximately US$206) in each calendar year, for which the Company continues to comply with to date in the construction of its federal LTE network until the network is completed, which must occur before December 1, 2019; (ii) provide certain data transmission services in all secondary and higher educational institutions in specified areas; and (iii) provide interconnection capability to telecommunications operators that provide mobile services using virtual networks in any five regions in Russia not later than July 25, 2016.

Apple

On October 4, 2013, PJSC VimpelCom and Apple RUS (“Apple”) signed an agreement regarding VimpelCom’s purchase of iPhones from Apple. Under the agreement, a specified number of iPhones handsets are to be ordered by PJSC VimpelCom each quarter between October 4, 2013 and June 30, 2016 according to a schedule. Pursuant to the agreement, PJSC VimpelCom must acquire a minimum of 600,000 iPhone handsets during the period of the agreement. If PJSC VimpelCom does not comply with the schedule and certain other terms of the agreement, then according to the agreement, PJSC VimpelCom could become liable for the shortfall in orders of iPhone handsets. The Company plans to fulfill its purchase obligations of the total number of equipment by the date mentioned in the agreement.

Operating lease commitments

Operating lease commitments are as follows:

	2015	2014	2013
Less than 1 year	60	209	297
Between 1 and 5 years	153	365	478
More than 5 years	66	200	315

Total	279	774	1,090

Operating lease commitments mainly relate to the lease of base station sites and office spaces. Operating leases can be renewed but may be subject to renegotiations with lessors.

Contingencies

VimpelCom - Securities Class Action

On November 4, 2015, a class action lawsuit was filed in the United States against VimpelCom and certain of its current and former officers by Charles Kux-Kardos, on behalf of himself and other investors in the Company alleging certain violations of the United States federal securities laws in connection with the Company’s public disclosures relating to its operations in Uzbekistan. On December 4, 2015, a second complaint was filed by Westway Alliance Corp. that asserts essentially the same claims in connection with essentially the same disclosures.

The appointment of lead plaintiff has not been determined yet by the Court and, consequently, the operative, consolidated amended complaint is not yet on file.

The Company is currently reviewing the lawsuits and their implications, which remain in their early stages, and intends to vigorously defend against these claims.

GTH - Iraqna Litigation

On November 19, 2012, Atheer Telecom Iraq Limited (“Atheer”, an affiliate of the Zain Group) initiated English High Court proceedings in London against Orascom Telecom Iraq Ltd. (“OTIL”) (a Maltese subsidiary of GTH) and GTH in relation to a dispute arising out of the sale by OTIL of its Iraqi mobile subsidiary, Iraqna, in 2007 to Atheer. Atheer’s claim is founded on the tax covenants in the underlying share purchase agreement (“Iraqna SPA”) between the parties. In particular, Atheer is seeking declarations from the Court that OTIL and GTH are liable to indemnify it in respect of three alleged tax liabilities: (i) a capital gains tax liability in the sum of IQD 219 billion (US$198), which Atheer claims is in respect of the transaction that formed the subject-matter of the Iraqna SPA; (ii) an income tax liability in the sum of approximately IQD 96 billion (US$87) in respect of the years 2004-2007; and (iii) a withholding tax liability in the sum of approximately IQD 7 billion (US$6). OTIL and GTH dispute these claims and are vigorously defending them.

The dispute was listed for trial on July 20, 2015. As a result of delays by Atheer in providing disclosure, occasioning the parties to amend their respective statements of case, the trial has now been adjourned to the week commencing November 14, 2016. Atheer’s amendments included withdrawing its claim for unjust enrichment in the amount of IQD 219 billion (US$198) and conceding that its contractual claims are capped at a total possible recovery of US$60.

GTH - Licence Fees Tax Litigation

The Egyptian Tax Authority (“ETA”) conducted a review of GTH’s tax filings for the years 2000-2004. Following the review, in May 2010, the Internal Committee of the ETA assessed additional tax liabilities in the amount of approximately EGP 2 billion (US$256) against GTH for these years. The basis for the assessment was that, according to the ETA, GTH’s investments in Algeria, Syria, Iraq, Tunisia and Sub-Saharan Africa during these years were actually license fees paid to foreign governments for which Egyptian withholding tax was due according to Egyptian tax laws.

GTH challenged the Internal Committee’s ETA’s assessment before the Appellate Committee of the ETA. On May 14, 2012, the Appellate Committee cancelled the Internal Committee’s assessment of EGP 2 billion (US$256) in part and reduced the assessed amount to EGP 323 million (US$41).

GTH agreed to pay the assessed amount of EGP 323 million (US$41.3) in instalments on a without prejudice basis, which it has satisfied, and also appealed the Appellate Committee’s decision to the North Cairo Court of First Instance. The ETA also challenged the Appellate Committee’s decision and is seeking to reinstitute its original assessment of EGP 2 billion (US$256) plus late payment interest. The proceedings remain ongoing before the court.

Separately, on January 18, 2016, GTH, through its tax advisors, received a demand from the ETA claiming an amount of EGP 429 million (US$55) in late payment interest on the Appellate Committee’s assessment of EGP 323 million (US$41). The demand threatened administrative seizure of GTH’s assets in the event of non-payment. On February 17, 2016, GTH filed an appeal in the Administrative Court to challenge the demand and intends to vigorously defend itself.

GTH - Iraqi Profits and Dividends Tax Litigation

Tax year 2005

In March 2011, the ETA conducted an audit of GTH’s tax filings for the year 2005. Following its review, the ETA concluded that income derived by OTIL from Iraqna (“OTIL-Iraqna Income”) for that year should be included in GTH’s tax return and taxed at 20%, and accordingly claimed additional corporate income tax of EGP 235 million (US$30).

GTH challenged the ETA’s claim before the Internal Committee of the ETA arguing that the OTIL-Iraqna Income should be fully exempt from Egyptian corporate income tax pursuant to the Iraq-Egypt double taxation treaty.

On October 2, 2011, the Internal Committee ruled that the OTIL-Iraqna Income should be taxed at 20% in the amount of EGP 235 million (US$30) but that credit should be given for taxes paid by OTIL in Iraq. GTH’s appeal to the Appellate Committee of the ETA was dismissed on August 1, 2015.

On November 11, 2015, GTH appealed the Appellate Committee’s decision to the Administrative Court where proceedings are ongoing.

Separately, on January 18, 2016, GTH, through its tax advisors, received a demand from the ETA claiming an amount of EGP 235 million (US$30) assessed by the Appellate Committee together with late payment interest of EGP 258 million (US$33). The demand threatened administrative seizure of GTH’s assets in the event of non-payment. On February 17, 2016, GTH filed an appeal in the Administrative Court to challenge the demand and intends to vigorously defend itself.

Tax year 2007

During the audit conducted by the ETA in 2011 in respect GTH’s tax filings for the year 2007, the ETA concluded that GTH owed additional corporate income tax of EGP 282 million (US$36) in respect of dividends distributed by Iraqna to OTIL in 2007. After GTH disputed the claim on the basis of the Iraq-Egypt double taxation treaty, the ETA referred the dispute to the Internal Committee, who upheld the ETA’s position.

GTH appealed the Internal Committee’s decision to the Appeal Committee where proceedings are ongoing.

Wind Telecomunicazioni - Fastweb Litigation

On January 2, 2014, Fastweb filed a claim against Wind based on antitrust proceedings no. A/357 pursuant to which the Italian Antitrust Authority concluded in August 2007 that Wind and Telecom Italia had abused their dominant positions in the wholesale termination market in favor of their respective internal commercial divisions to the detriment of the competitors in the fixed market. Fastweb has claimed damages of approximately €138 million (US$150) from Wind for alleged losses suffered as a result of Wind’s breach of competition law.

Wind is challenging the claim before the Civil Court of Rome on substantive and procedural grounds, which remain ongoing and will be defended vigorously.

KaR-Tel - Turkish Savings Deposit Insurance Fund Litigation

In 2005, the Savings Deposit Insurance Fund (the “SDIF”), a Turkish state agency responsible for collecting state claims arising from bank insolvencies, issued a Payment Order (the “Payment Order”) against KaR-Tel for TRY 7.55 billion (approximately US$2,588). The Payment Order was based on the SDIF’s claim against the Turkish Uzan Group, which the Fund alleged was a debtor of T. Imar Bankasi, an insolvent Turkish bank. Two entities in the Uzan Group (the “Former Shareholders”) held a 60% equity interest in KaR-Tel until November 2003 when KaR-Tel redeemed the Former Shareholders’ equity interest pursuant to a decision of the Almaty City Court of June 6, 2003, which was confirmed by the Kazakhstan Supreme Court on July 23, 2003 (the “Kazakh Judgment”).

On October 20, 2009, KaR-Tel filed with the Sisli 3d Court of the First Instance in Istanbul an application for the recognition of the Kazakh Judgment in Turkey. Following a number of hearings and appeals, on January 30, 2013, the Supreme Court upheld earlier court decisions and confirmed the recognition of the Kazakh Judgment in Turkey.

On October 20, 2009, KaR-Tel also filed with the 4th Administrative Court of Istanbul (the “4th Administrative Court”) a petition asking the court to treat the recognition of the Kazakh Judgment as a court precedent and to suspend the enforcement proceedings in relation to the Payment Order. On October 25, 2010, the 4th Administrative Court ruled that the Payment Order was illegal and annulled it. The Court’s decision was appealed by the SDIF.

On March 22, 2012, the SDIF’s appeal of the decision of the 4th Administrative Court was reviewed by the Prosecution Office of the Council of State and sent to the 13th Chamber of the Council of State (the “Chamber”) for review on the merits.

On April 10, 2015, the Chamber upheld the decision of the 4th Administrative Court and ruled in KaR-Tel’s favor. The SDIF filed a claim for correction of the Chamber’s decision on June 8, 2015.

KaR-Tel maintains that the SDIF’s claim is without merit and intends to pursue its rights vigorously.

Collateral

VimpelCom Amsterdam B.V. has pledged cash and cash equivalents as per December 31, 2015 for US$ nil (2014: US$47) with Citibank and Crédit Agricole as security for the Hermes loans of OTA. B.V. VimpelCom Finance S. à r.l. has a pledged short term deposits as per December 31, 2015 for US$20 (2014: US$20) with ANZ Bank as security for the loan provided by the same bank to VimpelCom Lao Ltd. The loan from ANZ Bank was repaid on January 29, 2016 and the related deposit was released as well. Global Telecom Holding S.A.E has a deposit outstanding as per December 31, 2015 for US$67 (2014:US$0) with HSBC Bank to guarantee financing in Omnium Telecom Algeria S.p.A for a total amount of DZD 5.0 billion (approximately US$47 as of December 31, 2015).

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

Uncertainties

Political risk in Russia and Ukraine

The current situation in Russia and Ukraine, and the related responses of the United States, member states of the European Union, the European Union itself and certain other nations, have the potential to materially adversely affect our business in Russia and Ukraine where we have significant operations, which in turn could materially harm our financial condition, results of operations, cash flows and prospects.

In connection with the situation in Russia and Ukraine, the United States, the European Union and a number of countries have imposed (i) sanctions that block the property of certain designated businesses, organizations and individuals, (ii) sectoral sanctions that prohibit certain types of transactions with specifically designated businesses operating in certain sectors of the Russian economy, currently financial services, energy and defense, and (iii) territorial sanctions restricting investment in and trade with Crimea. The U.S. and EU sanctions (including the sectoral sanctions) apply to entities owned and/or controlled by sanctions designated entities and individuals and, accordingly, may extend beyond Russia and Ukraine. In addition, the United States and the European Union have implemented certain export control restrictions related to Russia’s energy sector and military capabilities. Ukraine has also enacted sanctions with respect to certain Russian entities and individuals. Russia has responded with countermeasures to such international and Ukrainian restrictions and sanctions, currently including limiting the import of certain goods from the United States, the European Union, Ukraine and other countries, imposing visa bans on certain persons, and imposing restrictions on the ability of Russian companies to comply with sanctions imposed by other countries. Russia recently announced sanctions against Turkey in response to an incident involving Russian and Turkish military aircraft in November 2015, including imposing a ban on Russian companies hiring Turkish workers and the imposition of visa requirements, as of January 1, 2016. Further sanctions, export controls and/or other measures, including sanctions on additional persons or businesses (including vendors, joint venture and business partners, affiliates and financial institutions) imposed by the United States, the European Union, Ukraine, Russia, and/or other countries, could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

Ukraine has assigned a “temporary occupied territories” status to Crimea and an “anti-terrorist operation zone” status to certain Eastern Ukraine regions which are currently not under the Ukrainian government’s control, and has imposed certain restrictions and prohibitions on trade in goods and services in such territories. Kyivstar shut down its network in Crimea in 2014 as well as its network in certain parts of Eastern Ukraine in 2015 and, in each case, has written off the relevant assets. Under terms of its telecommunications licenses, Kyivstar is obliged to provide services throughout Ukraine. Kyivstar has notified the regulatory authorities that Kyivstar has stopped providing services in these areas and has requested clarification from such authorities regarding telecommunications operations in such areas. Since September 2014, legislation has been in effect in Ukraine that authorizes the cancellation of telecommunications licenses for sanctioned parties. There can be no assurance that the escalation of the current situation will not lead to the cancellation or suspension of, or other actions under, certain or all of our Ukrainian telecommunications licenses, or other sanctions, which could have a material adverse effect on our business in Ukraine, which in turn could harm our business, financial condition, results of operations, cash flows and prospects.

The situation in Crimea and Eastern Ukraine has resulted, and may in the future result, in damage or loss of assets, disruption of services, and regulatory issues which has, and may in the future, adversely impact our group. In addition, if there were an extended continuation or further increase in conflict in Crimea, Eastern Ukraine or in the region, it could result in further instability and/or worsening of the overall political and economic situation in Ukraine, Russia, Europe and/or in the global capital markets generally, which could adversely impact our group. Moreover, the instability in Crimea and Eastern Ukraine specifically, and in the region more generally, economic sanctions and related measures, and other geopolitical developments (including with respect to the current conflict and international interventions in Syria) could harm our business, financial condition, results of operations, cash flows and prospects. In particular, we could be materially adversely impacted by a continued decline of the Russian ruble against the U.S. dollar or the Euro and the general economic performance of Russia.

Other contingencies and uncertainties

In addition to the individual matters mentioned above, the Company is involved in other disputes, litigation and regulatory inquiries and investigations, both pending and threatened, in the ordinary course of its business. The total value of all other individual contingencies above US$5 amounts to approximately US$110. The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company. Furthermore, the Company believes it has provided for all probable liabilities arising in the ordinary course of its business.

For the ongoing matters described above, where the Company has concluded that the potential loss arising from a negative outcome in the matter cannot be estimated, the Company has not recorded an accrual for the potential loss. However, in the event a loss is incurred, it may have an adverse effect on the results of operations, liquidity, capital resources, or financial position of the Company.

27	Events after the reporting period

Amended revolving credit facility with Citibank Europe plc, UK Branch

On February 26, 2016, we sent an amendment request letter for the revolving credit facility for US$1.8 billion to Citibank Europe plc, UK Branch, acting as agent for the facility, requesting certain changes to the change of control provisions in the facility. This amendment was agreed to by the requisite majority of the lenders and was executed by Citibank Europe plc, UK Branch, as agent, in accordance with the terms of the facility. The amendment is now fully effective, having amended the revolving credit facility as stated therein.

Facility agreement with ING Bank N.V.

On January 29, 2016, VimpelCom Amsterdam B.V. signed a committed facility agreement with ING Bank N.V. for a U.S. dollar denominated Swedish export credit facility supported by Exportkreditnämnden (EKN), for a total principal amount of US$200. On March 7, 2016, the total principal amount available under the facility was partially cancelled in an amount of US$110. The purpose of the facility is to finance equipment and services provided to the subsidiaries of VimpelCom Amsterdam B.V. by Ericsson on a reimbursement basis. The committed facility bears interest at a rate of 6m LIBOR plus 1.08% per annum. The facility must be repaid in substantially equal semi-annual installments, with the final repayment on October 15, 2023. VimpelCom Holdings B.V. has guaranteed VimpelCom Amsterdam B.V.’s payment obligations under this facility.

Volatility of local currencies

Since December 31, 2015, several currencies demonstrated significant volatility against the U.S. dollar. In particular, between December 31, 2015 and March 28, 2016, the Ukrainian hryvnia depreciated against the U.S. dollar by 9% and the Kyrgyz som, Georgian lari and Euro appreciated against the U.S. dollar by 7%, 3% and 3%, respectively. The maximum depreciation of the Russian ruble against the U.S. dollar during this period has been 15%, but on March 28, 2016, the Russian ruble appreciated against the U.S. dollar by 6%.

28	Condensed separate financial information of VimpelCom Ltd.

Certain of the consolidated entities by VimpelCom Ltd are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements. These restrictions are related to standard requirements to maintain debt service coverage ratios and currency control regulations imposed by local governments in some countries where the Company operates.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4- 08 (e) (3) “General Notes to Financial Statements” and Rule 5-04 (c) “What schedules are to be filed” and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2015. Therefore, separate condensed financial statements of VimpelCom Ltd. are presented.

The Company follows the accounting policies as described in Note 2 to the consolidated financial statements of VimpelCom Ltd. and its subsidiaries with the exception of its investments in subsidiaries for which the Company uses the equity method of accounting.

The separate financial statements should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes thereto.

At December 31, 2015, VimpelCom Ltd. had restricted net assets of approximately US$2,731, or 71% of total net assets.

Condensed statement of financial position:

as of December 31, 2015 and 2014

	2015	2014
Non-current assets
Property and equipment	16	9
Intangible assets	6	7
Investments	5,270	5,575

Total non-current assets	5,292	5,591
Total current assets	171	116

Total assets	5,463	5,707

Equity	3,765	5,006
Non-current liabilities	561	561
Current liabilities	1,137	140

Total equity and liabilities	5,463	5,707

Condensed income statements:

for the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Selling, general and administrative expenses	(1,251)	(213)	(136)
Depreciation and amortization	(5)	(4)	(2)
Total operating expenses	(1,256)	(217)	(138)
Finance income and costs	8	5	(2)
Other non-operating income	18	2	44
Share in result of subsidiaries after tax	575	(437)	(2,529)
Total non-operating income and expenses	601	(430)	(2,487)

Loss for the year	(655)	(647)	(2,625)

Condensed statements of comprehensive income:

for the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Total comprehensive loss for the year, net of tax	(1,727)	(4,633)	(3,156)

Condensed statement of cash flows:

for the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Net cash flows from operating activities	(266)	(149)	(108)

Investing activities
Purchase of property, plant and equipment and intangible assets	(11)	(7)	(7)
Receipt of dividends	0	75	1,949
Repayments of share premiums	309	134	0

Net cash flows used in investing activities	298	202	1,942

Financing activities
Proceeds from borrowings net of fees paid	87	23	0
Repayment of borrowings	(37)	(10)	(160)
Dividends paid to equity owners of the parent	(61)	(71)	(4,072)
Share capital issued and paid	0	0	1,393

Net cash flows generated from/(used in) financing activities	(11)	(58)	-2,839

Net increase (decrease) in cash and cash equivalents	21	(5)	(1,005)
Net foreign exchange difference	1	(1)	0
Cash and cash equivalents at beginning of period	17	23	1,028

Cash and cash equivalents at end of period	39	17	23

Amsterdam, March 31, 2016

VimpelCom Ltd.