Form 20-F
period 2016-12-31
VEON Ltd.
filed 2017-04-03
CIK 1468091

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-34694

VEON LTD.

(formerly VimpelCom Ltd.)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐            Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐    No  ☒

EXPLANATORY NOTE

On March 30, 2017, VimpelCom Ltd. changed its name to VEON Ltd. Please see Exhibit 1.2 to this Annual Report an Form 20-F.

References in this Annual Report on Form 20-F to “VEON” and the “VEON Group,” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. as of March 30, 2017 and to VimpelCom Ltd. prior to March 30, 2017, an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone as of March 30, 2017 and to VimpelCom Ltd. alone prior to March 30, 2017. All section references appearing in this Annual Report on Form 20-F are to sections of this Annual Report on Form 20-F, unless otherwise indicated. This Annual Report on Form 20-F includes audited consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.

In this Annual Report on Form 20-F, references to (i) “U.S. dollars” and “US$” are to the lawful currency of the United States of America, (ii) “Russian rubles,” “rubles” or “RUB” are to the lawful currency of the Russian Federation, (iii) “Pakistani rupees” or “PKR” are to the lawful currency of Pakistan, (iv) “Algerian dinar” or “DZD” are to the lawful currency of Algeria, (v) “Bangladeshi taka” or “BDT” are to the lawful currency of

Bangladesh, (vi) “Ukrainian hryvnia,” “hryvnia” or “UAH” are to the lawful currency of Ukraine, (vii) “Uzbek som” or “UZS” are to the lawful currency of Uzbekistan, (viii) “Kazakh tenge” or “KZT” are to the lawful currency of the Republic of Kazakhstan, (ix) “Kyrgyz som” are to the lawful currency of Kyrgyzstan, (x) “Armenian dram” are to the lawful currency of the Republic of Armenia, (xi) “Tajik somoni” are to the lawful currency of Tajikistan, (xii) “Georgian lari” are to the lawful currency of Georgia, (xiii) “Lao kip” are to the lawful currency of Laos and (xiv) “€,” “EUR” or “euro” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, references to “EU” are to the European Union, references to “LIBOR” are to the London Interbank Offered Rate, references to “EURIBOR” are to the Euro Interbank Offered Rate, references to “MosPRIME” are to the Moscow Prime Offered Rate, references to “KIBOR” are to the Karachi Interbank Offered Rate and references to “Bangladeshi T-Bill” are to Bangladeshi Treasury Bills.

This Annual Report on Form 20-F contains translations of certain non-U.S. currency amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the relevant non-U.S. currency amounts actually represent such U.S. dollar amounts or could be converted, were converted or will be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from euro, Pakistani rupee, Algerian dinar, Lao Kip and Bangladeshi taka amounts at the exchange rates provided by Bloomberg Finance L.P. and from Russian ruble, Ukrainian hryvnia, Kazakh tenge, Uzbek som, Armenian dram, Georgian lari and Kyrgyz som amounts at official exchange rates, as described in more detail under “Item 5—Operating and Financial Review and Prospects—Certain Ongoing Factors Affecting Our Financial Position and Results of Operations—Foreign Currency Translation” below.

The discussion of our business and the telecommunications industry in this Annual Report on Form 20-F contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in “Exhibit 99.1—Glossary of Terms.”

Certain amounts and percentages that appear in this Annual Report on Form 20-F have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

As of November 5, 2016, VEON Ltd. owns a 50.0% share of the Italy Joint Venture (as defined herein). We account for the Italy Joint Venture using the equity method. We do not control the Italy Joint Venture. All information related to the Italy Joint Venture is the sole responsibility of the Italy Joint Venture’s management, and no information contained herein, including, but not limited to, the Italy Joint Venture’s financial and industry data, market projections and strategy, has been prepared by or on behalf of, or approved by, our management. VEON Ltd. is not making, and has not made, any written or oral representation or warranty, express or implied, of any nature whatsoever, with respect to any Italy Joint Venture information included in this Annual Report on Form 20-F, other than the financial information that is derived directly from our financial statements.

Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture.

On November 5, 2016, we completed a transaction to form a joint venture holding company with CK Hutchison Holdings Limited (“Hutchison”), through which we jointly own and operate our historical WIND and Hutchison’s historical 3 Italia telecommunications businesses in Italy. Italy is no longer a reportable segment. We account for the Italy Joint Venture using the equity method. However, financial and operational information for Italy is included in this Annual Report on Form 20-F because completion of the Italy Joint Venture occurred ten months into the 2016 financial year, and because the Italy Joint Venture is a significant part of our business.

From January 1, 2016 to November 5, 2016, we classified our Italian business unit as an asset held for sale and discontinued operation in our financial statements. In connection with this classification, VEON Ltd. no longer accounted for depreciation and amortization expenses of the Italian assets. The financial data for 2015, 2014, 2013 and 2012 reflects the classification of Italy as an asset held for sale and a discontinued operation.

The data for 2012 is unaudited. The intercompany positions were disclosed as related party transactions and balances. The transaction was successfully completed on November 5, 2016. Under the transaction, VEON Ltd. contributed its entire shareholding in the operations in Italy, in exchange for a 50% interest in the newly formed Italy Joint Venture. As a result, the company does not control the Italy Joint Venture’s operations in Italy. Please refer to Notes 6, 13 and 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further information.

Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS financial measures. VEON calculates Adjusted EBITDA as profit/(loss) for the year before depreciation, amortization, impairment loss, finance costs, income tax expense and the other line items reflected in the reconciliation table in “Item 5—Certain Performance Indicators—Adjusted EBITDA.” Our consolidated Adjusted EBITDA includes certain reconciliation adjustments necessary because our Russia segment excludes certain expenses from its Adjusted EBITDA. As a result of the reconciliations, our consolidated Adjusted EBITDA differs from the aggregation of Adjusted EBITDA of each of our reportable segments. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total operating revenue, expressed as a percentage. Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses Adjusted EBITDA and Adjusted EBITDA margin as supplemental performance measures and believes that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are indicators of the strength and performance of the company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicate its ability to incur and service debt. In addition, the components of Adjusted EBITDA and Adjusted EBITDA Margin include the key revenue and expense items for which the company’s operating managers are responsible and upon which their performance is evaluated. Adjusted EBITDA and Adjusted EBITDA Margin also assist management and investors by increasing the comparability of the company’s performance against the performance of other telecommunications companies that provide EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating profit between periods. However, our Adjusted EBITDA results may not be directly comparable to other companies’ reported EBITDA or OIBDA results due to variances and adjustments in the components of EBITDA (including our calculation of Adjusted EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s or Adjusted EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, is presented in “Item 5—Certain Performance Indicators—Adjusted EBITDA” below.

Capital Expenditures. In this Annual Report on Form 20-F, we present capital expenditures, which are purchases of new equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures. In this Annual Report on Form 20-F, we present capital expenditures for all periods excluding our historical Italian operations (WIND) following its classification as asset held for sale and a discontinued operation and excluding the Italy Joint Venture. We also present capital expenditures without licenses. Reconciliation of capital expenditures to cash paid for purchase of property, plant and equipment and intangible assets, the most directly comparable IFRS financial measure, is presented in “Item 5—Key Information—Liquidity and Capital Resources—Future Liquidity and Capital Requirements” below. For more information, please see “—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture” and Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Functional currency financial measures. In the discussion and analysis of our results of operations, we present certain financial measures in functional currency terms. These non-IFRS financial measures include the results of operations of our reportable segments in jurisdictions with local functional currencies, and exclude the impact of translating the functional currency amounts to U.S. dollars. We analyze the performance of our reportable segments on a functional currency basis to increase the comparability of results between periods. Because changes in foreign exchange rates have a non-operating impact on the results of operations (as a result of translation to US$, our reporting currency), our management believes that evaluating their performance on a functional currency basis provides an additional and meaningful assessment of performance to our management and to investors. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, see “Item 5—Operating and Financial Review and Prospects—Certain Ongoing Factors Affecting Our Financial Position and Results of Operations—Foreign Currency Translation” and Notes 2 and 5 to our audited consolidated financial statements included elsewhere in their Annual Report on Form 20-F.

Market and Industry Data

This Annual Report on Form 20-F contains industry, market and competitive position data that are based on the industry publications and studies conducted by third parties noted herein and therein, as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources. While we believe our internal research is reliable and the definition of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source.

Certain market and industry data in this Annual Report on Form 20-F is sourced from the report of Analysys Mason, dated March 16, 2017. Mobile penetration rate is defined as mobile connections divided by population. Population figures for the mobile penetration rates provided by Analysys Mason are sourced from the Economist Intelligence Unit. Mobile connections are on a three-month active basis such that any SIM card that has not been used for more than three months is excluded.

Trademarks

We have proprietary rights to trademarks used in this Annual Report on Form 20-F which are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 20-F may appear without the “®” or “TM” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report on Form 20-F is the property of its respective holder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains estimates and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this Annual Report on Form 20-F, may adversely affect our results as indicated in forward-looking statements. You should read this Annual Report on Form 20-F completely and with the understanding that our actual future results may be materially different and worse from what we expect.

All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

•

our plans to implement our strategic priorities, including with respect to our performance transformation program; targets and strategic initiatives in the various countries in which we operate; business to business growth and other new revenue streams; digitalizing our business model; portfolio and asset optimization; improving customer experience and optimizing our capital structure;

•	our anticipated performance and guidance for 2017 and 2018;

•	our ability to generate sufficient cash flow to meet our debt service obligations and our expectations regarding working capital and the repayment of our debt;

•	our expectations regarding our capital expenditures and operational expenditures in and after 2016 and our ability to meet our projected capital requirements;

•	our plans to upgrade and build out our networks and to optimize our network operations;

•	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

•

our plans to develop, provide and expand our products and services, including operational and network development and network investment, such as expectations regarding the roll-out and benefits of 3G/4G/LTE networks or other networks; broadband services and integrated products and services, such as fixed-mobile convergence;

•

our ability to execute our business strategy successfully and to complete, and achieve the expected synergies from, our existing and future transactions, such as the new joint venture with Hutchison, through which we will jointly own and operate our telecommunications businesses comprised of the historical Hutchison business, 3 Italia S.p.A. (“3 Italia”) and the historical VEON business, Wind Telecomunicazioni S.p.A. (“WIND”), in Italy (a transaction and resulting business that we refer to as the “Italy Joint Venture” in this Annual Report on Form 20-F) and our merger with Warid Telecom Pakistan LLC (“WTPL”) and Bank Alfalah Limited (“Bank Alfalah”), which resulted in the merger of our telecommunications businesses in Pakistan (a transaction we refer to as the “Pakistan Merger” in this Annual Report on Form 20-F);

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

•

possible adverse consequences resulting from our agreements announced on February 18, 2016 with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”), including the Deferred Prosecution Agreement (the “DPA”) with the DOJ filed with the United States District Court for the Southern District of New York, the judgment entered by the United States District Court for the Southern District of New York related to the agreement with the SEC, including the consent incorporated therein (the “SEC Judgment”) and the settlement agreement with the OM (the “Dutch Settlement Agreement”), as well as any litigation or additional investigations related to or resulting from the agreements, including the DPA and the SEC Judgment, including the retention of an independent compliance monitor as required the DPA and the SEC Judgment, any changes in company policy or procedure resulting from the review by the independent compliance monitor or otherwise undertaken by VEON Ltd., the duration of the independent compliance monitor’s review, and VEON Ltd.’s compliance with the terms of the resolutions with the DOJ, SEC, and OM; and

•	other statements regarding matters that are not historical facts.

These statements are management’s best assessment of the company’s strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Annual Report on Form 20-F include:

•

risks relating to changes in political, economic and social conditions in each of the countries in which we operate (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

•

in each of the countries in which we operate, risks relating to legislation, regulation, taxation and currency, including laws, regulations, decrees and decisions governing the telecommunications industry, costs of compliance, currency and exchange controls, currency fluctuations, taxation legislation, abrupt changes in the regulatory environment, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

•	risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program;

•

risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

•	risks that various courts or regulatory agencies with whom we are involved in legal challenges, tax disputes or appeals may not find in our favor;

•

risks relating to our company and its operations in each of the countries in which we operate, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;

•

risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate including our ability to keep pace with technological change and evolving industry standards;

•

risks associated with developments in the investigations by, and the agreements with, the DOJ, SEC and OM and any additional investigations or litigation that may be initiated relating to or arising out of any of the foregoing, and the costs associated therewith, including relating to remediation efforts and enhancements to our compliance programs, and the review by the independent compliance monitor;

•	risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;

•

risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, such as the Italy Joint Venture and/or the Pakistan Merger, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;

•

risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs that would be associated with such events and the reputation harm that could arise therefrom;

•	risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and

•	other risks and uncertainties.

These factors and the other risk factors described in “Item 3—Key Information—D. Risk Factors” are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this Annual Report on Form 20-F be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this Annual Report on Form 20-F are made only as of the date of this Annual Report on Form 20-F. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisors

Not required.

ITEM 2.	Offer Statistics and Expected Timetable

Not required.

ITEM 3.	Key Information

A. Selected Financial Data

The following selected consolidated financial data as of and for each of the five years ended December 31, 2016 has been derived from our historical consolidated financial statements, which as of and for the years ended December 31, 2016, 2015 and 2014 have been audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, and as of and for the years ended December 31, 2013 and 2012, have been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, except as noted below. The data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the financial information in “Item 5—Operating and Financial Review and Prospects.”

The data for 2015, 2014, 2013 and 2012 reflects the classification of WIND as a discontinued operation, and the data for 2012 is unaudited. The data for 2016 reflects 10 months of WIND classified as a discontinued operation and two months of WIND classified as an equity investment. For more information, please see “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture” and Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

	Year ended December 31,
	2016	2015(1)	2014(1)	2013	2012 Unaudited
	(in millions of U.S. dollars, except per share amounts and as indicated)
Consolidated income statements data:
Service revenue	8,553	9,313	13,200	15,472	15,607
Sale of equipment and accessories	184	190	218	391	422
Other revenue	148	103	68	103	49

Total operating revenue	8,885	9,606	13,486	15,966	16,078

Operating expenses
Service costs	1,769	1,937	2,931	3,595	3,626
Cost of equipment and accessories	216	231	252	438	400
Selling, general and administrative expenses	3,668	4,563	4,743	6,256	4,962
Depreciation	1,439	1,550	1,996	2,245	2,188
Amortization	497	517	647	808	1,062
Impairment loss	192	245	976	2,963	391
Loss on disposals of non-current assets	20	39	68	93	199
Total operating expenses	7,801	9,082	11,613	16,398	12,828

Operating profit	1,084	524	1,873	(432)	3,250
Finance costs	830	829	1,077	1,213	1,058
Finance income	(69)	(52)	(52)	(90)	(151)
Other non-operating losses/(gains)	82	42	(121)	(84)	(34)
Share of (profit) / loss of associates and joint ventures accounted for using the equity method	(48)	(14)	38	159	9
Impairment of associates and joint ventures accounted for using the equity method	99	—	—	—	—
Net foreign exchange (gain)/ loss	(157)	314	556	12	(52)
Profit/(loss) before tax	347	(595)	375	(1,642)	2,420

Income tax expense	635	220	598	1,813	730

(Loss)/profit for the year from continuing operations	(288)	(815)	(223)	(3,455)	1,690

Profit/(loss) after tax for the period from discontinued operations	920	262	(680)	(633)	(314)
Profit on disposal of discontinued operations, net of tax	1,788	—	—	—	—
Profit/(loss) after tax for the period from discontinued operations	2,708	262	(680)	(633)	(314)
Profit/(loss) for the year	2,420	(553)	(903)	(4,088)	1,376
Attributable to:
The owners of the parent (continuing operations)	(380)	(917)	33	(1,992	1,853
The owners of the parent (discontinued operations)	2,708	262	(680)	(633)	(314)
Non-controlling interest	92	102	(256)	(1,463)	(163)

	2,420	(553)	(903)	(4,088)	1,376

Earnings/(loss) per share from continuing operations
Basic, (loss)/profit for the year attributable to ordinary equity holders of the parent	(0.22)	(0.52)	0.02	(1.16)	1.14
Diluted, (loss)/profit for the year attributable to ordinary equity holders of the parent	(0.22)	(0.52)	0.02	(1.16)	1.14
Earnings/(loss) per share from discontinued operations
Basic, (loss)/profit for the year attributable to ordinary equity holders of the parent	1.55	0.15	(0.39)	(0.37)	(0.19)
Diluted, (loss)/profit for the year attributable to ordinary equity holders of the parent	1.55	0.15	(0.39)	(0.37)	(0.19)
Weighted average number of common shares (millions)	1,749	1,748	1,748	1,711	1,618
Dividends declared per share	0.23	0.035	0.035	1.24	0.80

(1)	Certain comparative amounts have been reclassified to conform to the current period’s presentation. For more information, please refer to Note 8 of our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

	As of December 31,
	2016	2015	2014	2013(2)	2012 Unaudited(2)
	(in millions of U.S. dollars)
Consolidated balance sheet data:
Cash and cash equivalents	2,942	3,614	6,342	4,454	4,949
Working capital (deficit)(1)	(2,007)	(156)	(938)	(2,815)	(2,421)
Property and equipment, net	6,719	6,239	11,849	15,493	15,666
Intangible assets and goodwill	6,953	6,447	18,002	24,546	27,565
Total assets	21,193	33,854	41,042	49,747	54,737

Total liabilities	15,150	29,960	37,066	40,796	39,988

Total equity	6,043	3,894	3,976	9,078	14,749

(1)	Working capital (deficit) is calculated as current assets less current liabilities and is equivalent to net current assets.
(2)	Figures for the year ended December 31, 2013 have been adjusted to reflect the adoption of IAS 32 Offsetting Financial Assets and Financial Liabilities. The figures for the year December 31, 2012 have not been adjusted.

SELECTED OPERATING DATA

The following selected operating data as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 has been derived from internal company sources. The number of mobile data customers and fixed-line broadband customers have not been included as of December 31, 2012 because we did not have an operational protocol to collect that data in 2012. The selected operating data set forth below should be read in conjunction with our audited consolidated financial statements and their related notes included elsewhere in this Annual Report on Form 20-F and the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.”

	As of and for December 31,
	2016		2015		2014		2013		2012
Selected company operating data(1):
Mobile customers in millions
Russia		58.3		59.8		57.2		56.5		56.1
Pakistan		51.6		36.2		38.5		37.6		36.1
Algeria(2)		16.3		17.0		17.7		17.6		16.7
Bangladesh		30.4		32.3		30.8		28.8		25.9
Ukraine(2)		26.1		25.4		26.2		25.8		25.1
Uzbekistan		9.5		9.9		10.6		10.5		10.2
Others(3)		15.3		15.7		16.1		15.3		14.3
Total mobile customers(4)		207.5		196.3		197.1		192.1		184.4
Mobile MOU in minutes(2)(5)
Russia		326		310		304		291		276
Pakistan(6)		628		623		433		226		214
Algeria(2)(6)		332		369		371		216		274
Bangladesh(6)		312		306		197		184		216
Ukraine(2)		559		543		508		501		513
Uzbekistan		615		528		522		471		474
Mobile ARPU(2)(5)
Russia	US$	4.6	US$	5.1	US$	8.6	US$	10.6	US$	10.8
Pakistan	US$	2.3	US$	2.1	US$	2.1	US$	2.3	US$	2.6
Algeria(2)	US$	5.1	US$	6.0	US$	7.9	US$	8.4	US$	9.0
Bangladesh	US$	1.6	US$	1.6	US$	1.6	US$	1.5	US$	1.8

	As of and for December 31,
	2016		2015		2014		2013		2012
Ukraine(2)	US$	1.7	US$	1.8	US$	3.1	US$	4.7	US$	5.2
Uzbekistan	US$	5.6	US$	5.7	US$	5.6	US$	5.3	US$	4.6
Mobile data customers in millions
Russia		36.6		34.3		31.9		29.4		—
Pakistan		25.1		16.8		14.4		10.9		—
Algeria(2)		7.0		4.1		1.3		0.5		—
Bangladesh		14.9		14.0		12.2		9.8		—
Ukraine(2)		11.2		12.0		11.1		11.3		—
Uzbekistan(7)		4.6		4.7		5.4		5.4		—
Others(3)		7.9		7.8		8.4		8.1		—
Total mobile data customers(4)		107.3		93.7		84.7		75.4		—
Fixed-line broadband customers in millions
Russia		2.2		2.2		2.3		2.3		—
Ukraine		0.8		0.8		0.8		—		—
Others(3)		0.3		0.4		0.2		0.3		—
Total broadband customers(4)		3.3		3.4		3.3		2.6		—

(1)	For information on how we calculate mobile customers, mobile MOU, mobile ARPU, mobile data customers and fixed-line broadband customers, please refer to the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Certain Performance Indicators.”
(2)	The customer numbers for 2012 have been adjusted to reflect revised customer numbers in Algeria and Ukraine where the definition of customers has been aligned to the group definition. Mobile MOU and Mobile ARPU have been adjusted accordingly. For a definition of Mobile MOU and ARPU, see “Item 5—Operating and Financial Review and Prospects—Certain Performance Indicators—MOU” and “Item 5—Operating and Financial Review and Prospects—Certain Performance Indicators—ARPU,” respectively.
(3)	Customer numbers for Kazakhstan, Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos for all periods. For a discussion of the treatment of our “Others” category and our operations in Kazakhstan for each of the periods discussed in this Annual Report on Form 20-F, please see “Item 5—Operating and Financial Review and Prospects—Reportable Segments.”
(4)	The customer numbers for 2016, 2015, 2014, 2013 and 2012 have been adjusted to remove customers in operations that have been sold and exclude (i) the customers in our historical WIND business as of December 31, 2012-2015 and (ii) the customers in the new Italy Joint Venture as of December 31, 2016.
(5)	Data for our “Others” category is not presented because we do not collect data on Mobile MOU and Mobile ARPU in “Others.” For a discussion of the treatment of our “Others” category and our operations in Kazakhstan for each of the periods discussed in this Annual Report on Form 20-F, please see “Item 5—Operating and Financial Review and Prospects—Reportable Segments.”
(6)	The Algeria, Pakistan and Bangladesh segments for the years ended December 31, 2013 and 2012 measure mobile MOU based on billed minutes, which is calculated by the total number of minutes of usage for outgoing calls (and for Pakistan also includes minutes of usage generated from incoming revenue). This definition differs from the group’s definition of MOU. Mobile MOU in the Algeria, Pakistan and Bangladesh segments has been restated to use the group definition for the years ended December 31, 2016, 2015 and 2014. For an explanation of our group’s definition of MOU, please refer to “Item 5—Certain Performance Indicators—MOU.”
(7)	Mobile broadband customers in Uzbekistan (as well as in Kazakhstan, Kyrgyzstan, Armenia, Tajikistan and Georgia) are those who have performed at least one mobile internet event in the three-month period prior to the measurement date, as well as fixed internet access using FTTB, xDSL and Wi-Fi technologies.

B. Capitalization and Indebtedness

Not required.

C. Reasons for the Offer and Use of Proceeds

Not required.

D. Risk Factors

The risks below relate to our company and our American Depositary Shares (“ADSs”). Before purchasing our ADSs, you should carefully consider all of the information set forth in this Annual Report on Form 20-F including but not limited to, these risks.

In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations or prospects could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital.

We have substantial amounts of indebtedness and debt service obligations. As of December 31, 2016, the outstanding principal amount of our external debt for bonds, bank loans, equipment financing, and loans from others amounted to approximately US$10.5 billion. For more information regarding our outstanding indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

Agreements under which we borrow funds contain obligations, which include covenants that impose on us certain operating and financial restrictions. Some of these covenants relate to our financial performance or financial condition, such as levels or ratios of earnings, debt and assets and may have the effect of preventing us or our subsidiaries from incurring additional debt. Failure to meet these obligations may result in a default, which could increase the cost of securing additional capital and lead to the acceleration of our loans and the loss of assets that secure the defaulted debts, where they are secured, or to which our creditors otherwise have recourse. Such a default and acceleration of the obligations under one or more of these agreements (including as a result of cross-default or cross-acceleration) could have a material adverse effect on our business, financial condition, results of operations or prospects, and in particular on our liquidity and our shareholders’ equity. In addition, covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations. For a discussion of agreements under which we borrow funds, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” and Note 18 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Please also see “—A disposition by one or both of our largest shareholders of their respective stakes in VEON Ltd. or a change in control of VEON Ltd. could harm our business” for information regarding change of control provisions in some of our debt agreements.

Aside from the risk of default, given our substantial amounts of indebtedness and limits imposed by our debt obligations, our business could suffer significant negative consequences such as the need to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for paying dividends, working capital, capital expenditures, acquisitions, joint ventures and other purposes necessary for us to maintain our competitive position and to maintain flexibility and resiliency in the face of general adverse economic and industry conditions.

We may not be able to successfully implement our strategic priorities.

We are rapidly transforming with the aim to reinvent the business across all geographies and operations. This transformation involves re-engineering fundamentals, working to revitalize the business and implementing a new digital model. However, there can be no assurance that our strategy will be successfully implemented and will not cause changes in our operational efficiencies or structure. In addition, although we are working to improve revenue trends in our Algeria segment, there can be no assurance that the current trend of decreasing revenue in Algeria will be reversed.

A failure to obtain the anticipated benefits of our performance transformation program including revenue targets; cost optimization or a delay in the implementation of our transformation programs could significantly affect our business, financial condition, results of operations, cash flows or prospects.

In addition, the implementation of our strategic priorities could result in increased costs, conflicts with stakeholders, business interruptions and difficulty in recruiting and retaining key personnel, which could harm our business, financial condition, results of operations, cash flows or prospects.

We may not be able to raise additional capital.

We may need to raise additional capital in the future, including through debt financing. If we incur additional indebtedness, the risks that we now face related to our indebtedness and debt service obligations could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness. In addition, we may not be able to borrow money within the local or international capital markets on acceptable terms, or at all. The sanctions imposed by the United States, the European Union, and other countries in connection with developments in Russia and Ukraine, and additional sanctions which may be imposed in the future, may also negatively affect our ability to raise external financing, particularly if the sanctions are broadened. For a discussion of the sanctions imposed against Ukraine and Russia, see “Exhibit 99.2—Regulation of Telecommunications.” Our ability to raise additional capital may also be restricted by covenants in our financing agreements or affected by any downgrade of our credit ratings, including for reasons outside our control, which may materially harm our business, financial condition, results of operations and prospects. If we are unable to raise additional capital, we may be unable to make necessary or desired capital expenditures, to take advantage of investment opportunities, to refinance existing indebtedness or to meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations, which could materially harm our business, financial condition, results of operations or prospects.

We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.

A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars and euros, including capital expenditures and borrowings, while a significant amount of our revenue is denominated in currencies other than the U.S. dollar and the euro. Thus, declining values of local currencies against the U.S. dollar or the euro could make it more difficult for us to repay or refinance our U.S. dollar denominated debt and/or euro denominated purchase equipment and services. The values of the Russian, Algerian, Ukrainian and Kazakh currencies, for example, have declined significantly in response to political and economic issues since December 31, 2013, and may continue to decline. Currency fluctuations and volatility may impact our results of operations and result in foreign currency transaction and translation losses in the future. For example, in 2016, total operating revenues in functional currency terms were relatively stable compared to 2015, but in U.S. dollar terms, total operating revenues decreased by 8%. For more information about foreign currency translation and our results of operations, see the sections entitled “Item 5—Operating and Financial Review and Prospects—Results of Operations,” “Item 5—Operating and Financial Review and Prospects—Certain Ongoing Factors Affecting Our Financial Position and Results of Operations—Foreign Currency Translation,” “Item 11—Quantitative and Qualitative Disclosures About Market Risk” and Notes 5 and 18 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

The countries in which we operate have experienced periods of high levels of inflation, including certain cases of hyperinflation. Our profit margins could be harmed if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may be difficult with our mass market customers and our price sensitive customer base. Inflationary pressure in the countries where we have operations could materially harm our business, financial condition, results of operations, cash flows or prospects. “Item 5—Operating and Financial Review and Prospects—Certain Ongoing Factors Affecting Our Financial Position and Results of Operations—Inflation.”

Changes in exchange rates could also impact our ability to comply with covenants under our debt agreements. Exchange rate risks could harm our business, financial condition, results of operations or prospects. We cannot ensure that our existing or future hedging strategies will sufficiently hedge against these risks.

As a holding company, VEON Ltd. depends on the ability of its subsidiaries to pay dividends and therefore on the performance of its subsidiaries, and is affected by changes in exchange controls and currency restrictions in the countries in which its subsidiaries operate.

VEON Ltd. is a holding company and does not conduct any revenue-generating business operations of its own. Its principal assets are the direct and indirect equity interests it owns in its operating subsidiaries. It is dependent upon cash dividends, distributions, loans or other transfers it receives from its subsidiaries to make dividend payments to its shareholders (including holders of ADSs), to repay debts, and to meet its other obligations. The ability of VEON Ltd.’s subsidiaries to pay dividends and make payments or loans to VEON Ltd. depends on the success of their businesses and is not guaranteed. Although VEON Ltd. has a global strategy set by leadership, management at each operation is responsible for executing many aspects of that strategy, and it is not certain local management will be able to execute that strategy effectively.

VEON Ltd.’s subsidiaries are separate and distinct legal entities. Any right that VEON Ltd. has to receive any assets of or distributions from any subsidiary upon its bankruptcy, dissolution, liquidation or reorganization, or to realize proceeds from the sale of the assets of any subsidiary, will be junior to the claims of that subsidiary’s creditors, including trade creditors.

The ability of VEON Ltd.’s subsidiaries to pay dividends and make payments or loans to VEON Ltd., and to guarantee VEON Ltd.’s debt, will depend on their operating results and may be restricted by applicable covenants in debt agreements and corporate, tax and other laws and regulations. These covenants, laws and regulations include restrictions on dividends, limitations on repatriation of earnings, limitations on the making of loans and repayment of debts, monetary transfer restrictions and foreign currency exchange restrictions in certain agreements and/or certain jurisdictions in which VEON Ltd.’s subsidiaries operate. For further details on the restrictions on dividend payments, see “Item 5—Operating and Financial Review and Prospects—Certain Ongoing Factors Affecting Our Financial Position and Results of Operations—Foreign Currency Controls and Currency Restrictions” and “—Risks Related to Our Markets—The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which we can conduct business and currency control requirements restrict activities in certain markets in which we have operations.” Furthermore, our ability to withdraw funds and dividends from our subsidiaries and operating companies may depend on the consent of our strategic partners where applicable. See “—Our strategic partnerships and relationships carry inherent business risks.”

We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA, the SEC Judgment and the Dutch Settlement Agreement, which may be significant.

VEON Ltd. is subject to a DPA with the DOJ, the SEC Judgment and the Dutch Settlement Agreement with the OM. See “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—A.7. Legal Proceedings” and Notes 25 and 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. In conjunction with the DPA and pursuant to the SEC Judgment, VEON Ltd. is required to retain, at our own expense, an independent compliance monitor. The independent compliance monitor has been appointed. Pursuant to the DPA and the SEC Judgment, the monitorship will continue for a period of three years from 2016, and the term of the monitorship may be terminated early or extended depending on certain circumstances, as ultimately determined and approved by the DOJ and the SEC. The monitor will assess and monitor our compliance with the terms of the DPA and the SEC Judgment by evaluating factors such as our corporate compliance program, internal accounting controls, recordkeeping and financial reporting policies and procedures. The monitor may recommend changes to our policies, procedures, and internal accounting controls that we must adopt unless they are unduly burdensome or otherwise inadvisable, in which case we may propose alternatives, which the DOJ and the SEC may or may not accept. In addition, VEON Ltd. incurred fines and disgorgement payable to the U.S. and Dutch authorities in connection with the entry into the DPA, the SEC Judgment and the Dutch Settlement Agreement. VEON Ltd. has incurred significant costs in connection with the disposition of these investigations and agreements, including retention of legal counsel and other vendors/advisors and other costs related to the investigations undertaken in connection with these matters. VEON Ltd. currently cannot estimate the additional costs that it is likely to incur in connection with compliance with the DPA, the SEC Judgment and the Dutch Settlement Agreement, including the ongoing obligations relating to the monitorship, its obligations to cooperate with the agencies regarding their investigations of other parties, the monitorship, and the costs of implementing the changes, if any, to its internal controls, policies and procedures required by the monitor. However, such costs could be significant.

Under the DPA and pursuant to the SEC Judgment, VEON Ltd. has obligations to implement, and continue to implement, a compliance and ethics program designed to prevent and detect violations of the U.S. Foreign Corrupt Practices Act (the “FCPA”) and other applicable anti-corruption laws throughout its operations. Further, VEON Ltd. must continue to undertake a review of its existing internal accounting controls, policies, and procedures regarding compliance with the FCPA and other applicable anti-corruption laws. The implementation of these programs and the review of our internal accounting controls, policies, and procedures regarding compliance with the FCPA and other applicable anti-corruption laws is ongoing and may take significant management time and resources.

We could be subject to criminal prosecution or civil sanction if we breach the DPA with the DOJ, the SEC Judgment or the Dutch Settlement Agreement, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation.

Failure to comply with the terms of the DPA, whether such failure relates to alleged improper payments, internal controls failures, or other non-compliance, could result in criminal prosecution by the DOJ, including (but not limited to) for the charged conspiracy to violate the anti-bribery and the books and records provisions of the FCPA and violation of the internal controls provisions of the FCPA that were included in the information that was filed in connection with the DPA. Under such circumstance, the DOJ would be permitted to rely upon the admissions we made in the DPA and would benefit from our waiver of certain procedural and evidentiary defenses.

Pursuant to the SEC Judgment, VEON Ltd. is permanently enjoined from committing or aiding and abetting any future violations of the anti-fraud, corrupt payments, books and records, reporting and internal control provisions of the federal securities laws and related SEC rules. Failure to comply with this injunction could result in the imposition of civil or criminal penalties, a new SEC enforcement action or both.

Any criminal prosecution by the DOJ as a result of a breach of the DPA or civil or criminal penalties imposed as a result of noncompliance with the SEC Judgment could subject us to penalties and other costs and could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

We may also face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM. None of the DPA, the SEC Judgment or the Dutch Settlement Agreement prevents these authorities from carrying out certain additional investigations with respect to the facts not covered in the agreements or in other jurisdictions, or prevents authorities in other jurisdictions from carrying out investigations into, or taking actions with respect to the issuance or renewal of our licenses or otherwise in relation to, these or other matters. Furthermore, the Norwegian Government has held parliamentary hearings concerning the investigations in the past and may schedule further hearings. Similarly, the agreements do not foreclose potential third party or additional shareholder litigation related to these matters. For example, a consolidated class action lawsuit has been filed in a U.S. district court against VEON in relation to our prior disclosure regarding our operations in Uzbekistan, and relies upon the investigations by the DOJ, SEC and OM. We may incur significant costs in connection with this or future lawsuits. Any collateral investigations, litigation or other government or third party actions resulting from these, or other, matters could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

In addition, any ongoing media and governmental interest in the prior investigations, the agreements and lawsuits, and any announced investigations and/or arrests of our former executive officers could impact the perception of us and result in reputational harm to our company.

Efforts to merge with or acquire other companies or product lines, or to otherwise form strategic partnerships with third parties, may divert management attention and resources away from our business operations, and if we complete a merger, an acquisition or other strategic partnership, we may incur or assume additional liabilities or experience integration problems.

We seek from time to time to merge with or acquire other companies or product lines, or to form strategic partnerships through the formation of joint ventures or otherwise, for various strategic reasons, including to acquire more frequency spectrum, new technologies and service capabilities; add new customers; increase market penetration or expand into new markets. In particular, on November 5, 2016, we completed a transaction to form a joint venture holding company with Hutchison, through which we jointly own and operate our historical WIND and Hutchison’s historical 3 Italia telecommunications businesses in Italy (see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Italy Joint Venture”); and on July 1, 2016 we completed a transaction with WTPL and Bank Alfalah, which resulted in the merger of our telecommunications businesses in Pakistan (see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Pakistan Merger”). Our ability to successfully grow through acquisitions or strategic partnerships depends upon our ability to identify, negotiate, complete and integrate suitable companies and to obtain any necessary financing and the prior approval of any relevant regulatory bodies or courts. These efforts could divert the attention of our management and key personnel from our business operations. As a result of any such merger, acquisition or strategic partnerships or failure of any anticipated merger, acquisition or strategic partnership to materialize (including any such failure caused by regulatory or third-party challenges), we may also experience:

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

In addition, an acquisition or strategic partnership could materially impair our operating results by causing us to incur debt or requiring us to amortize merger or acquisition expenses and merged or acquired assets. We may not be able to assess ongoing profitability and identify all actual or potential liabilities or issues of a business prior to an acquisition, merger or strategic partnership. If we acquire, merge with or form strategic partnerships with businesses or assets, which result in assuming unforeseen liabilities in respect of which we have not obtained contractual protections or for which protection is not available, this could harm our business, financial condition, results of operations, cash flows or prospects. As we investigate industry consolidation, our risks may increase. Our integration and consolidation of such businesses may also lead to changes in our operational efficiencies or structure. For information about our acquisitions, please see Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Further, we may not be able to divest some of our activities as planned, such as any potential towers sales (which could cause costs to be materially higher than anticipated), and the divestitures we carry out could negatively impact our business.

Integration of the Warid and Mobilink (now Jazz) brands is subject to significant uncertainties and risks.

Although the Pakistan Merger is now complete, there can be no assurance that we will not experience difficulties in integrating the operations of Warid and Mobilink brands (now jointly operating under the Jazz brand), that we will realize expected synergies, that the integration process will not negatively affect our customer base, revenue or market share or that we will not incur higher than expected costs. In addition, the integration of the businesses in Pakistan will require substantial time and focus from management, which could adversely affect their ability to operate the businesses.

The Italy Joint Venture is subject to integration and performance risks.

A portion of our operations is conducted through the Italy Joint Venture. Although the transaction closed on November 5, 2016, the Italy Joint Venture may be subject to integration risks, which may affect its business or results of operations. In addition, a failure by the Italy Joint Venture to perform as anticipated or realize its business plans, could, in turn, have a material adverse effect on our financial condition and results of operations.

On March 22, 2017, the Italian telecommunications regulator AGCOM issued a notice to the Italy Joint Venture in relation to compliance with the EU Regulation 2015/2120 (the “open internet access regulation”), which regulates, among other things, traffic management practices in the EU, including Italy. The Italy Joint Venture has until April 15, 2017 to inform AGCOM of the measures it has taken, if any, to ensure compliance. The Italy Joint Venture believes that this notice will not have a material impact on its digital offering.

Our strategic partnerships and relationships carry inherent business risks.

We participate in strategic partnerships and joint ventures in a number of countries, including Russia (Euroset), Kazakhstan (KaR-Tel LLP and TNS-Plus LLP), Algeria (OTA), Uzbekistan (Buzton JV), Kyrgyzstan (Sky Mobile LLC, Terra LLC), Georgia (Mobitel LLC), Tajikistan (Tacom LLC) and Laos (VimpelCom Lao Co., Ltd). We also own 50% of the Italy Joint Venture. In addition, in Algeria and Laos, our local partners are either government institutions or directly related to the local government, which could increase our exposure to the risks described in “—Risks Related to Our Markets.”

We do not always have a controlling stake in our affiliated companies and even when we do, our actions with respect to these affiliated companies may be restricted to some degree by shareholders’ agreements entered into with our strategic partners. If disagreements develop with our partners, our business, financial condition, results of operations, cash flows or prospects may be harmed. Our ability to withdraw funds and dividends from these entities may depend on the consent of partners. Agreements with some of these partners include change of control provisions, put and call options and similar provisions, which could give other participants in these investments the ability to purchase our interests, compel us to purchase their interests or enact other penalties. If one of our strategic partners becomes subject to investigation, sanctions or liability, VEON might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased possibility of a partner defaulting on obligations, or losing a partner with important insights in that region.

A disposition by one or both of our largest shareholders of their respective stakes in VEON Ltd. or a change in control of VEON Ltd. could harm our business.

We derive benefits and resources from the participation of L1T VIP Holdings S.à r.l. (“LetterOne”) and Telenor East Holding II AS (“Telenor East”), in our company such as industry expertise, management oversight and business acumen. In September 2016, Telenor East partially divested its stake in VEON Ltd. pursuant to an underwritten offering and simultaneously issued a bond, which is exchangeable under certain conditions for VEON Ltd.’s ADSs. Further, it announced its intention to divest the remainder of its stake in VEON Ltd. The completion of the divestiture of Telenor East’s remaining stake is subject to uncertainties with respect to timing and demand for an offering. If LetterOne or Telenor East were to dispose of their stake in VEON Ltd., we would be deprived of those benefits, which could harm our business, financial condition, results of operations, cash flows or prospects. See “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Telenor Share Sale and Exchangeable Bond Issuance.”

Some of our financing agreements (representing approximately US$1.4 billion in outstanding indebtedness as of December 31, 2016) have “change of control” provisions that may require us to make a prepayment if a person or group of persons (with limited exclusions) acquire beneficial or legal ownership of or control over more than 50.0% of our share capital. If such a change of control provision is triggered and we fail to agree with lenders on the necessary amendments to the loan documentation and then fail to make any required prepayment, it could trigger cross-default or cross-acceleration provisions of our other debt agreements, which could lead to our obligations being declared immediately due and payable. This could harm our business, financial condition, results of operations, cash flows or prospects.

Our strategic shareholders may pursue diverse development strategies, and this may hinder our ability to expand and/or compete in such regions.

As of March 15, 2017, VEON Ltd.’s largest shareholders, LetterOne and Telenor East, and their respective affiliates, beneficially owned, in the aggregate, approximately 71.6% of our issued and outstanding shares, with LetterOne beneficially owning approximately 47.9% of our issued and outstanding shares and Telenor East beneficially owning approximately 23.7% of our issued and outstanding shares. As a result, these shareholders, if acting together, have the ability to determine the outcome of matters submitted to our shareholders for approval. These two shareholders have sufficient voting rights to jointly elect a majority of our supervisory board, and could, alternatively, enter into a shareholders’ or similar agreement impacting the composition of our supervisory board. A new supervisory board could take corporate actions or block corporate decisions by VEON Ltd. with respect to capital structure, financings, dispositions, acquisitions and commercial transactions that might not be in the best interest of the minority shareholders or other security holders. For more information on our largest shareholders, see “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

At various times from 2005-2012, our strategic shareholders have had different strategies from us and from one another and have engaged in litigation against one another and our company with respect to disagreements over strategy. In addition, in Pakistan and Bangladesh, our subsidiaries directly compete with subsidiaries of Telenor ASA (“Telenor”). See “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Pakistan Merger.” We understand that LetterOne has an indirect minority interest in companies that compete with our subsidiaries in Ukraine, Kazakhstan and Georgia. It is possible that we will compete with Telenor and/or LetterOne in other markets in the future.

We cannot assure you that our relationship with LetterOne and Telenor or LetterOne’s and Telenor’s relationship with one another will not deteriorate as a result of differing or competing business strategies, which could harm our business, financial condition, results of operations, cash flows or prospects.

Litigation and disputes among our two largest shareholders and us could materially affect our business.

In the past, our two largest shareholders, LetterOne and Telenor East, have been involved in disputes and litigation regarding our group companies, against one another and VEON Ltd. Further disputes among our two largest shareholders and us could harm our business, financial condition, results of operations, cash flows or prospects. For more information on our two largest shareholders, see “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

We may not be able to detect and prevent fraud, other misconduct or unethical actions by our employees, joint venture partners, representatives, agents, suppliers, customers or other third parties.

We may be exposed to fraud or other misconduct committed by our employees, joint venture partners, representatives, agents, suppliers, customers or other third parties that could subject us to litigation, financial losses and sanctions imposed by governmental authorities, as well as affect our reputation. Such misconduct could include misappropriating funds, conducting transactions that are outside of authorized limits, engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities, including in return for any type of benefits or gains or otherwise not complying with applicable laws or our internal policies and procedures. The risk of liability for fraud and other misconduct could increase as we expand certain areas of our business, such as MFS, which requires us to hold customer funds in e-accounts. For a description of the key trends with respect to our business, see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends.”

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

Further, our brand may be adversely impacted from any association, action or inaction which is perceived by stakeholders or customers to be inappropriate or unethical and not in keeping with the group’s stated purpose and values. This reputation risk may arise in many different ways, including:

•	failure to act in good faith and in accordance with the group’s values and code of conduct;

•	failure (real or perceived) to comply with the law or regulation, or association (real or implied) with illegal activity;

•	failures in corporate governance, management or technical systems;

•	failure to comply with internal standards and policies;

•	association with controversial sectors or clients;

•	association with controversial transactions, projects, countries or governments;

•

association with controversial business decisions, including but not restricted to, decisions relating to: products (in particular new products), delivery channels, promotions/advertising, acquisitions, branch representation, sourcing/supply chain relationships, staff locations, treatment of financial transactions; and

•	association with poor employment practices.

Our MFS and digital financial services (“DFS”) offerings are complex and increase our exposure to fraud, money laundering and reputational risk.

The provision of MFS and DFS, included as part of our new VEON personal internet platform, is complex and involves regulatory and compliance requirements. It may involve cash handling, exposing us to risk of fraud and money laundering and potential reputational damage if these were to occur. Any violation of anti-money laundering laws or regulations on our MFS or DFS networks could have a material adverse effect on our financial condition and results of operation.

In addition, MFS and DFS each requires us to process sensitive personal consumer data (including, in certain instances, consumer names, addresses, credit and debit card numbers and bank account details) as part of our business, and therefore we must comply with strict data protection and privacy laws. For risks associated with possible unauthorized disclosure of such personal data, please see “—Our brand, business, financial condition, results of operations and prospects may be harmed in the event of cyber-attacks or severe systems and network failures, or the perception of such attacks or failures, leading to the loss of integrity and availability of our telecommunications, digital and financial services and/or leaks of confidential information, including customer information.”

Our MFS and DFS business requires us to maintain a certain level of systems availability, and failure to maintain agreed levels of service availability or to reliably process our customers’ transactions due to performance issues, system interruptions or other failures could result in a loss of revenues, payment of contractual or consequential damages, reputational harm, additional operating expenses in order to remediate any failures, and exposure to other losses and liabilities.

We may be adversely impacted by work stoppages and other labor matters.

Although we consider our relations with our employees to be generally good, there can be no assurance that our operations will not be impacted by unionization efforts, strikes or other types of labor disputes or disruptions. For instance, the implementation of internal operational and team adjustments necessary to implement our performance transformation program could result in employee dissatisfaction. For example, in February 2016, Banglalink Digital Communications Limited (“BDCL”) experienced labor disruptions in connection with the implementation of our announced performance transformation program. We may also experience strikes or other labor disputes or disruptions in connection with social unrest or political events. For a discussion of our employees represented by unions or collective bargaining agreements, please see “Item 6—D. Employees.” Furthermore, work stoppages or slow-downs experienced by our customers or suppliers could result in lower demand for our services and products. In the event that we, or one or more of our customers or suppliers, experience a labor dispute or disruption, it could result in increased costs, negative media attention and political controversy, and harm our business, financial condition, results of operations, cash flows or prospects.

Our majority stake in an Egyptian public company may expose us to legal and political risk and reputational harm.

Our subsidiary in Egypt, Global Telecom Holding (“GTH”), is a public company listed on the Egyptian Stock Exchange and is therefore subject to corresponding laws and regulations, including laws and regulations for the protection of minority shareholder rights. In February 2017, GTH completed a share buy-back for 10% of the total issued share capital of GTH, and on March 20, 2017, cancelled its global depositary receipt listing on the Main Market for Listed Securities of the London Stock Exchange. Upon ratification by the Egyptian Financial Supervisory Authority of the board minutes for the cancellation of the GDR program, our shareholding in GTH will increase to 57.7% from 51.9%. See “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—GTH Share Buy-Back and Cancellation of GDR Program.” GTH is the holding company for a number of our assets in Africa and Asia, including Algeria, Bangladesh and Pakistan. GTH is exposed to the risk of unpredictable and adverse government action and severe delays in obtaining necessary government approvals stemming from unrest in Egypt during recent years. Furthermore, GTH is, and may in the future be, subject to significant tax claims under existing or new Egyptian tax law and this could expose GTH to increased tax liability. For more information on tax claims of the Egyptian authorities please see “—Legal and Regulatory Risks—We could be subject to tax claims that could harm our business” and Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Adoption of new accounting standards could affect reported results and financial position.

Accounting standardization bodies and other authorities may change accounting regulations that govern the preparation and presentation of our financial statements. Those changes could have a significant impact on the way we account for certain operations and present our financial position and operating income. In some instances, a modified standard or a new requirement with retroactive nature may have to be implemented, which requires us to restate previous financial statements.

For details of the implementation of new standards and interpretations issued, see Notes 3 and 4 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. In particular, VEON Ltd. is required to adopt the new accounting standards IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers, each effective from January 1, 2018, and IFRS 16 Leases, effective for the financial years from January 1, 2019. These changes could have a material impact on our financial statements. Such impact is under analysis as of the date of this Annual Report on Form 20-F.

Risks Related to the Industry

The telecommunications industry is highly capital intensive and requires substantial and ongoing expenditures of capital.

The telecommunications industry is highly capital intensive, as our success depends to a significant degree on our ability to keep pace with new developments in technology, to develop and market innovative products and to update our facilities and process technology, which may require additional capital expenditures in the future. The amount and timing of our capital requirements will depend on many factors, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, and the status and timing of competitive developments. If we do not have sufficient resources from our operations to finance necessary capital expenditures, we may be required to raise additional debt or equity financing, which may not be available when needed or on terms favorable to us or at all. If we are unable to obtain adequate funds on acceptable terms, or at all, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could harm our business, financial condition, results of operations, cash flows or prospects. For more information on our future liquidity needs, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements.”

Our revenue is often unpredictable, and our revenue sources are short-term in nature.

Future revenue from our prepaid mobile customers, our primary source of revenue, and our contract mobile customers is unpredictable. For instance, in the year ended December 31, 2016, over 87% of our customers in each of the jurisdictions in which we operate, which excludes the Italy Joint Venture, were prepaid customers. We do not require our prepaid mobile customers to enter into long-term service contracts and cannot be certain that they will continue to use our services in the future. We require our contract mobile customers to enter into service contracts; however, many of these service contracts can be canceled by the customer with limited advance notice and without significant penalty, pursuant to the contract terms and/or applicable legislation. The loss of a larger number of customers than anticipated could result in a loss of a significant amount of expected revenue. Because we incur costs based on our expectations of future revenue, failure to accurately predict revenue could harm our business, financial condition, results of operations, cash flows or prospects.

We operate in competitive markets, and we may face greater competition as a result of market and regulatory developments.

The markets in which we operate are competitive in nature, and we expect that competition will continue to increase. For example, the French operator Iliad is expected to launch in the Italian market in 2017 as a new mobile operator and as a beneficiary of the remedy package we agreed with the European Commission for the completion of the Italy Joint Venture. Each of the items discussed immediately below regarding increased competition could materially harm our business, financial condition, results of operations, cash flows or prospects:

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

•

in more mature or saturated markets, such as Russia (see “Item 4—Information on the Company—Description of Our Business—Mobile Business in Russia” and “Item 4—Information on the Company—Description of Our Business—Fixed-Line Business in Russia”) there are limits on the extent to which we can continue to grow our customer base, and we may be unable to deliver superior customer experience relative to our competitors, which may negatively impact our revenue and market share;

•

in markets where we are limited in the growth of our customer base, the continued growth in our business and results of operations will depend, in part, on our ability to extract greater revenue from our existing customers, including through the expansion of data services and the introduction of next generation technologies, which may prove difficult to accomplish;

•

as we expand the scope of our services, such as new networks and fixed-line residential and commercial broadband services, we may encounter a greater number of competitors that provide similar services;

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

•

reduced demand for our core services of voice, messaging and data and the development of services by application developers (commonly referred to as OTT players) could significantly impact our future profitability;

•	competitors may partner with OTT players to provide integrated customer experiences, and we may be unable to implement offers, products and technology to support our commercial partnerships; and

•

in markets where we do not have bundled offerings, our existing service offerings could become disadvantaged as compared to those offered by competitors (who can offer bundled combinations of fixed-line, broadband, public Wi-Fi, TV and mobile).

For more information on the competition in our markets, see “Item 4—Information on the Company.”

We may be unable to develop additional sources of revenue in markets where the potential for additional growth of our customer base is limited.

The mobile markets in Russia, Algeria, Ukraine, Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan and Italy have each reached mobile penetration rates exceeding 100.0%, according to Analysys Mason. Increasing competition, market saturation and technological development lead to the increased importance of data services in the Russian market and, to a lesser extent, the markets of other Commonwealth of Independent States (“CIS”) countries. As a result, we will focus less on customer market share growth and more on revenue market share growth in each of these markets. The key components of our growth strategy in these markets will be to increase our share of the high-value customer market, increase usage of data and improve customer loyalty. If we fail to develop these additional sources of revenue, it could harm our business, financial condition, results of operations, cash flows or prospects.

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

Further, we operate or are developing 3G networks, 4G/LTE networks and networks beyond 4G/LTE in some markets in which we operate. New network development requires significant financial investments and there can be no assurance that we will be able to develop 3G, 4G/LTE or other networks on commercially reasonable terms, that we will not experience delays in developing our networks or that we will be able to meet all of the license terms and conditions imposed by the countries in which we operate or that we will be granted such licenses at all. In addition, mobile penetration rates for 4G/LTE compatible devices may not currently support the cost of 4G/LTE development in certain markets, and such rates will need to increase to be commercially viable. If we experience substantial problems with our 3G or 4G/LTE services, or if we fail to introduce new services on a timely basis relative to our competitors, it may impair the success of such services, or delay or decrease revenue and profits and therefore may hinder recovery of our significant capital investments in 3G or 4G/LTE services as well as our growth.

Our brand, business, financial condition, results of operations and prospects may be harmed in the event of cyber-attacks or severe systems and network failures, or the perception of such attacks or failures, leading to the loss of integrity and availability of our telecommunications, digital and financial services and/or leaks of confidential information, including customer information.

Our operations and business continuity depend on how well we protect and maintain our network equipment, information technology (“IT”) systems and other assets. Due to the nature of the services we offer across our geographical footprint, we are exposed to cybersecurity threats that could negatively impact our business activities through service degradation, alteration or disruption. Cybersecurity threats could also lead to the compromise of our physical assets dedicated to processing or storing customer information, financial data and strategic business information, exposing this information to possible leakage, unauthorized dissemination and loss of confidentiality. These events could result in reputational harm, lawsuits against us by customers or other third parties, violations of data protection laws, adverse actions by telecommunications regulators and other authorities, loss of revenue from business interruption, loss of market share and significant additional costs. In addition, the potential liabilities associated with these events could exceed the cyber insurance coverage we maintain.

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

If our services are affected by such attacks and this degrades our services, our products and services may be perceived as being vulnerable to cyber risk and the integrity of our data protection systems may be questioned. As a result, users and customers may curtail or stop using our products and services, and we may incur legal and financial exposure.

Furthermore, we are subject to data protection laws and regulations of state authorities regarding information security in jurisdictions in which we operate. For example, data protection laws and regulations in Russia establish two categories of information with corresponding levels of protection – state secret and other data (personal data of customers, correspondence privacy and information on rendered telecommunication services), and operators must implement the required level of data protection. See “Exhibit 99.2—Regulation of Telecommunications—Regulation of Telecommunications in Russia—Data Protection.” In general, mobile operators are directly liable for actions of third parties to whom they forward personal data for processing. If severe customer data security breaches are detected, regulatory authorities could sanction our company, including suspending our operations for some time and levying fines and penalties. Violation of data protection laws is a criminal offense in some countries, and individuals can be imprisoned or fined. Our failure to comply with data protection laws and regulations, and our inability to operate our fixed-line or wireless networks, as a result of cybersecurity threats may result in significant expense or loss of market shares. These events, individually or in the aggregate, could harm our brand, business, financial condition, results of operations or prospects.

We may have to expend significant resources to protect against security breaches.

Regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection, including measures to ensure that our encryption of users’ data does not hinder law enforcement agencies’ access to that data. In addition, the interpretation and application of consumer and data protection laws in the United States, the European Union and elsewhere are often uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

Our ability to profitably provide telecommunications services depends in part on the commercial terms of our interconnection agreements.

Our ability to secure and maintain interconnection agreements with other wireless and local, domestic and international fixed-line operators on cost-effective terms is critical to the economic viability of our operations. Interconnection is required to complete calls that originate on our respective networks but terminate outside our respective networks, or that originate from outside our respective networks and terminate on our respective networks. A significant increase in our interconnection costs, or decrease in our interconnection rates, as a result of new regulations, commercial decisions by other fixed-line operators, increased inflation rates in the countries in which we operate or a lack of available line capacity for interconnection could harm our ability to provide services, which could in turn harm our business, financial condition, results of operations, cash flows or prospects. See “Item 4—Information on the Company—Interconnection Agreements.”

Our existing equipment and systems may be subject to disruption and failure for various reasons, including the threat of terrorism, which could cause us to lose customers, limit our growth or violate our licenses.

Our business depends on providing customers with reliability, capacity and security. Our technological infrastructure is vulnerable to damage or disruptions from other events, including natural disasters, military conflicts, power outages, terrorist acts, government shutdown orders, changes in government regulation, equipment or system failures, human error or intentional wrongdoings, such as breaches of our network or information technology security. We operate in countries which may have an increased threat of terrorism and a possible attack on, or near our premises, equipment or points of sale could result in causalities, property damage, business interruption, legal liability and/or damage to our brand or reputation.

In addition, our business may be disrupted by computer viruses or other technical or operational issues. We cannot be sure that our network system will not be the target of a virus or subject to other technical or operational issues, or, if it is, that we will be able to maintain the integrity of our customers’ data or that a virus or other technical or operational issues will not disrupt our network, causing significant harm to our operations. Also, in recent years, during installations of new software, we have experienced network service interruptions.

In some regions, our equipment for provision of mobile services resides in a limited number of locations or buildings. Disruption to the security or operation of these locations or buildings could result in disruption of our mobile services in those regions.

Interruptions of services could harm our business reputation and reduce the confidence of our customers and consequently impair our ability to obtain and retain customers and could lead to a violation of the terms of our licenses, each of which could materially harm our business. In addition, the potential liabilities associated with these events could exceed the business interruption insurance we maintain.

We depend on third parties for certain services and products important to our business.

We rely on third parties for services and products important for our operations. We currently purchase the majority of our network-related equipment from a core number of suppliers, principally Ericsson, Huawei, Nokia Solutions and Networks, Cisco Systems and ZTE Corporation (“ZTE”) although some of the equipment that we use is available from other suppliers. The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of switching equipment, radio access network solutions, base stations and other equipment on a timely basis. From time to time, we have experienced delays in receiving equipment. For example, in March 2016, the U.S. Department of Commerce’s Bureau of Industry and Security imposed restrictions on exports and re-exports of U.S. products, software and technology to ZTE and three of its affiliates. These restrictions were lifted in March 2017, however, there can be no assurance that third parties suppliers will not be subject to similar programs in the future. Our business could be materially harmed if export and re-export restrictions impact our suppliers’ ability to procure products, technology, or software from the United States that is necessary for the production and timely and satisfactory delivery of the supplies and equipment that we source from these suppliers.

Also, we may outsource all or a portion of our networks in certain markets in which we operate such as Russia and Kazakhstan. The Italy Joint Venture also outsources a portion of its networks. See “Item 4—Information on the Company—Property, Plant and Equipment—Mobile Telecommunications Equipment and Operations—Site Procurement and Maintenance” and “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Disposal of Non-Core Assets and Network and Tower Sharing Agreements.” Furthermore, in June 2016, we entered into a US$1 billion long-term global software agreement with Ericsson to develop, implement and service over a seven year period, new software and cloud technologies across our customer-facing IT infrastructure. See “Item 4—Information on the Company—Property, Plant and Equipment—Information Technology.” Our business could be materially harmed if our agreements with these or other third parties were to terminate or if negative developments (financial, legal, regulatory or otherwise) regarding such parties, or a dispute between us and such parties, causes the parties to no longer be able to deliver the required services on a timely basis or at all or otherwise fulfill their obligations under our agreements with them.

In addition, we rely on roaming partners to provide services to our customers while they are outside the countries in which we operate and on interconnect providers to complete calls that originate on our networks but terminate outside our networks, or that originate outside our networks and terminate on our networks. We also rely on handset providers to provide the equipment used on our networks. In addition, many of our mobile products and services are sold to customers through third party channels. The third party retailers, agents and dealers that we use to distribute and sell products are not under our control and may stop distributing or selling our products at any time or may more actively promote the products and services of our competitors. Should this occur with particularly important retailers, agents or dealers, we may face difficulty in finding new retailers, sales agents or dealers that can generate the same level of revenue. Any negative developments regarding the third parties on which we depend could materially harm our business, financial condition, results of operations, cash flows or prospects.

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

We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property, including our rights to certain domain names, as important to our continued success. For example, our widely recognized logos, such as “Beeline” (Russia, Kazakhstan, Uzbekistan, Armenia, Tajikistan, Georgia, Laos and Kyrgyzstan), “Kyivstar” (Ukraine), “Mobilink” (now “Jazz” in Pakistan), “Djezzy” (Algeria), “banglalink” (Bangladesh), our historical business in Italy’s logo, (“WIND”) have played an important role in building brand awareness for our services and products. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult. See “—Legal and Regulatory Risks—New intellectual property laws or regulations may require us to invest substantial resources in compliance or may be unclear.”

We are in the process of registering the VEON name as a trademark in the jurisdictions in which we operate. As of the date of this Annual Report on Form 20-F, we have achieved registration of the VEON name in several jurisdictions and have applied for registration in several jurisdictions for which our application is still outstanding. The timeline and process required to obtain trademark registration can vary widely between jurisdictions. We have received third party objections to some of our applications and we are currently working to resolve these, but there can be no assurance that we will resolve them in a timely or satisfactory manner, or at all, which could affect our ability to roll out our VEON personal internet platform as anticipated.

As we continue our digital transformation, we will need to ensure that we have adequate legal rights to the ownership or use of necessary source code and other intellectual property rights associated with our systems, products and services. For example, our VEON personal internet platform is being developed using source code created in conjunction with third parties. We rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology and software, access to and use of source code and other necessary intellectually property. There can be no assurance that our efforts to protect our intellectual property rights will be successful. Our failure to protect our ownership and use rights to our source code and other intellectual property, including as the result of disputes with our contractual counterparties, could have a material adverse effect on our results of operations and financial condition.

In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. As the number of convergent product offerings and overlapping product functions increase, the possibility of intellectual property infringement claims against us may increase. Any such litigation may result in substantial costs and diversion of resources, and adverse litigation outcomes could harm our business, financial condition, results of operations, cash flows or prospects.

We depend on our senior management and highly skilled personnel, and, if we are unable to retain or motivate key personnel, hire qualified personnel, or implement our strategic goals or corporate culture through our personnel, we may not be able to maintain our competitive position or to implement our business strategy.

Our performance and ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on our senior management team and on the talents and efforts of highly skilled personnel, including the local management teams of our subsidiaries. In the markets in which we operate, competition for qualified personnel with relevant expertise is intense. There is sometimes limited availability of individuals with the requisite knowledge of the telecommunications industry, the relevant experience and, in the case of expatriates, the ability or willingness to accept work assignments in certain of these jurisdictions.

In addition, our compensation schemes may not always be successful in attracting new qualified employees and retaining and motivating our existing employees. The loss of any key personnel or an inability to attract, train, retain and motivate qualified members of senior management or highly skilled personnel could have an adverse impact on our ability to compete and to implement new business models and could harm our business, financial condition, results of operations, cash flows or prospects. In addition, we might not succeed in instilling our corporate culture and values in new or existing employees, which could delay or hamper the implementation our strategic priorities.

Our continued success is also dependent on our personnel’s ability to adapt to rapidly changing environments and to perform in pace with our continuous innovations and industry developments. Although we devote significant attention to recruiting and training, there can be no assurance that our existing personnel will successfully be able to adapt to and support our strategic priorities.

Legal and Regulatory Risks

We operate in a highly regulated industry and are subject to a large variety of laws and extensive regulatory requirements.

As a global telecommunications company that operates in a number of markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. Mobile, internet, fixed-line, voice and data markets are all generally subject to extensive regulatory requirements, including strict licensing regimes, as well as anti-monopoly and consumer protection regulations. The applicable rules are generally subject to different interpretations and the relevant authorities may challenge the positions that we take. Regulations may be especially strict in the markets of those countries in which we are considered to hold a significant market position (Ukraine, Kazakhstan, Tajikistan and Uzbekistan), a dominant market position (Russia and Armenia) or are considered a dominant company (Kyrgyzstan). Our operations in Pakistan and Algeria previously held significant market positions. In Pakistan, this designation has been suspended while the courts consider an appeal by PMCL. In Algeria, the regulator withdrew this designation in September 2016. For further information on our market designations, see “Exhibit 99.2—Regulation of Telecommunications.” As we expand certain areas of our business and provide new services, such as MFS, we may be subject to additional laws and regulations. Regulatory compliance may be costly and involve a significant expenditure of resources, thus negatively affecting our financial condition and results of operations.

Certain regulations may require us to reduce roaming prices and mobile and/or fixed-line termination rates, require us to offer access to our network to other operators, and result in the imposition of fines if we fail to fulfill our service commitments. For example, a proposed regulation in the European Union may abolish end-user roaming charges in the European Union, and other jurisdictions in which we operate (including Russia, Kyrgyzstan and Armenia) are considering the regulation of roaming prices, which could negatively impact our roaming margins.

Data privacy laws and regulations apply broadly to the collection, use, storage, disclosure and security of personal information that identifies or may be used to identify an individual, such as names and contact information. Many countries have additional laws that regulate the processing, retention and use of communications data (both content and meta-data). These laws and regulations are subject to frequent revisions and differing interpretations, and have generally become more stringent over time. Most of the jurisdictions where we operate have laws that restrict data transfers overseas unless criteria are met and/or are developing or implementing laws on data localization requiring data to be stored locally. These laws may restrict our flexibility to leverage our data and build new or consolidate existing technologies and may conflict with other laws we are subject to, exposing us to regulatory risk. For more information, see “Exhibit 99.2—Regulation of Telecommunications.” As a data controller headquartered in the Netherlands and offering services to customers worldwide, including within the European Union, we are subject to the European data protection regime. The Italy Joint Venture is also subject to this regime.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the retention and interception of telecommunications data. The European Commission proposed a draft of the new ePrivacy Regulation on January 10, 2017, which is targeted to apply from May 25, 2018. It will regulate the processing of electronic communications data carried out in connection with the provision and the use of publicly available electronic communications services to users in the European Union, regardless of whether the processing itself takes place in the European Union. The draft proposal regulates the retention and interception of communications data as well as the use of location and traffic data for value added services, imposes stricter requirements on electronic marketing, and changes to the requirements for use of tracking technologies like cookies. Unlike the current ePrivacy Directive, restrictions on the use of traffic and location data for value added services and the requirements on data retention and interception will likely apply to over-the-top service providers as well as traditional telecommunications service providers, which could broaden our exposure to data protection liability, restrict our ability to leverage our data and increase the costs of running our local companies. The draft also extends the strict opt-in marketing rules with limited exceptions to business to business communications, and significantly increases penalties.

The EU Data Protection Directive, as implemented into national laws by the EU member states, imposes strict obligations and restrictions on the processing of personal data. The new EU-wide General Data Protection Regulation (GDPR) will become effective on May 25, 2018 (alongside the ePrivacy Regulation), replacing the current EU data protection laws, and will implement more stringent operational requirements for processors and controllers of personal data. These rules affect services offered by our EU entities and may conflict with the laws and guidance in other markets in which we operate. We are also subject to evolving EU laws on data export, as we may transfer personal data from the European Union to other jurisdictions. This could limit our ability to use and share personal data or could cause us to incur costs or require us to change our business practices in a manner adverse to our business.

Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards may result in governmental enforcement actions and investigations, blockage of our services in the relevant market, fines and penalties (for example, of up to 20,000,000 Euros or up to 4% of the total worldwide annual turnover of the preceding financial year (whichever is higher) under the GDPR and draft ePrivacy Regulation), litigation and/or adverse publicity, which could have an adverse effect on our reputation and business. If the third parties we work with violate applicable laws, contractual obligations or suffer a security breach, such violations may also put us in breach of our obligations under privacy laws and regulations and/or could in turn have a material adverse effect on our business.

In some countries, we are required to obtain approval for offers and advertising campaigns, which can delay our marketing campaigns and require restructuring of business initiatives. We may also be required to obtain approvals for certain acquisitions, reorganizations or other transactions, and failure to obtain such approvals may impede or harm our business and our ability to expand our operations. Laws and regulations in certain of the jurisdictions in which we operate oblige us to install surveillance equipment to ensure that our networks are capable of allowing the government to monitor data and voice traffic on our networks. For further information, see “Exhibit 99.2—Regulation of Telecommunications.”

Adverse regulations or regulatory actions could place significant competitive and pricing pressure on our operations, could result in fines or other penalties and could harm our business, financial condition, results of operations, cash flows or prospects. For more information on the regulatory environment in which we operate, see “Exhibit 99.2—Regulation of Telecommunications.”

We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services.

To establish and commercially launch mobile telecommunications networks, we need to receive frequency allocations for bandwidths within the frequency spectrums in the regions in which we operate. There are a limited number of frequencies available for mobile operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate frequency allocation in each such market in order to maintain and expand our customer base. In addition, frequency allocations may be issued for periods that are shorter than the terms of our licenses, and such allocations may not be renewed in a timely manner, or at all. For instance, we have in the past been unable to obtain frequency allocations necessary to test or expand our networks in Russia and currently are one of the largest operators in Bangladesh, but hold a small amount of the frequency spectrum. If our frequencies are revoked or we are unable to renew our frequency allocations or obtain new frequencies to allow us to provide mobile services on a commercially feasible basis, our network capacity and our ability to provide mobile services would be constrained and our ability to expand would be limited, which could harm our business, financial condition, results of operations, cash flows or prospects.

We may be subject to increases in payments for frequency allocations under the terms of some of our licenses.

Legislation in many countries in which we operate, including Russia, requires that we make payments for frequency spectrum usage. As a whole, the fees for all available frequency assignments, as well as allotted frequency bands for different mobile communications technologies, have been significant. Any significant increase in the fees payable for the frequencies that we use or for additional frequencies that we need could have a negative effect on our financial results. We expect that the fees we pay for radio-frequency spectrum could substantially increase in some or all of the countries in which we operate, and any such increase could harm our business, financial condition, results of operations, cash flows or prospects.

We are subject to anti-corruption laws.

We are subject to a number of anti-corruption laws, including the FCPA in the United States and the anti-corruption provisions of the Dutch Criminal Code in the Netherlands. Our failure to comply with anti-corruption laws applicable to us could result in penalties, which could harm our reputation and harm our business, financial condition, results of operations, cash flows or prospects. The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. The FCPA also requires public companies to maintain accurate books and records and devise a system of sufficient internal accounting controls. We regularly review and update our policies and procedures and internal controls designed to provide reasonable assurance that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. However, there are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. There can be no assurance that such policies or procedures or internal controls will work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire.

We operate in countries which pose elevated risks of corruption violations. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could harm our business, financial condition, results of operations, cash flows or prospects. Investigations of any actual or alleged violations of such laws or policies related to us could harm our business, financial condition, results of operations, cash flows or prospects.

Please see also “Risks Related to Our Business—We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA, the SEC Judgment and the Dutch Settlement Agreement, which may be significant,” “—We could be subject to criminal prosecution or civil sanction if we breach the DPA with the DOJ, the SEC Judgment or the Dutch Settlement Agreement, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation” and “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—A.7. Legal Proceedings” and Notes 25 and 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.

We are subject to a variety of national and local laws and regulations in the countries in which we do business. These laws and regulations apply to many aspects of our business. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations, could have an adverse impact on our business, financial condition, results of operations and prospects. For example, in Pakistan, new regulations and draft laws have been proposed that could separately (i) require any mobile operator with over a 25% market share, such as our subsidiary in Pakistan, to seek approval from the Pakistan Telecommunication Authority (“PTA”) before changing its tariffs; and (ii) introduce obligations on telecommunications operators requiring them to upgrade systems and security as well as maintain backups and retain mobile data for a sufficient period of time as well as allow for real time recording of data for extended periods.

Following various terrorist attacks, the Government of Pakistan introduced Standard Operating Procedures (“SOP”) requiring all mobile operators to re-verify their entire customer base through biometric verification, with the exception of SIM cards issued in the names of companies for use by employees. For our subsidiary in Pakistan, this involved the re-verification of more than 38 million SIM cards, and SIM cards that could not be verified had to be blocked by the operators. As a result of the re-verification, the Mobilink brand (now Jazz) lost customers, retaining 87% of its subscriber base. In Bangladesh, the regulator initiated similar SIM re-verification requirements from December 16, 2015, which resulted in 3.8 million SIM cards being blocked by Banglalink and for which we may incur additional fees or which may require additional time and/or resources from management at VEON Ltd. and/or BDCL. Similar actions were recently introduced in Algeria, and we anticipate that they will be introduced in Ukraine in 2017. See “Exhibit 99.2—Regulation of Telecommunications.” Such requirements could result in customer losses and claims from legitimate customers that are incorrectly blocked, as well as fines, license suspensions and other liabilities for failure to comply with the requirements. To the extent re-verification and/or new verification requirements are imposed in the jurisdictions in which we operate, it could have an adverse impact on our business, financial condition, results of operations and prospects. For more information about the effect of re-verification on our results of operations, see “Item 5—Operating and Financial Review and Prospects—Results of Operations.”

In addition, many jurisdictions in which we operate, including Federal Law No 374-FZ in Russia, have adopted data processing laws, which prohibit the collection and storage of personal data on servers located outside of the respective jurisdictions. Violation of these laws by an operator may lead to a seizure of the operator’s database and equipment and/or a ban on the processing of personal data by such operator, which, in turn, could lead to the inability to provide services to customers. See “—Risks Related to the Industry—Our brand, business, financial condition, results of operations and prospects may be harmed in the event of cyber-attacks or severe systems and network failures, or the perception of such attacks or failures, leading to the loss of integrity and availability of our telecommunications, digital and financial services and/or leaks of confidential information, including customer information.”

In certain jurisdictions in which we operate, the relevant regulators set MTRs. If any such regulator set MTRs that are lower for us than the MTRs of our competitors, our interconnection costs may be higher and our interconnection revenues may be lower, relative to our competitors. In Algeria, for example, the MTRs set by the regulator are significantly lower for Optimum Telecom Algeria S.p.A. (“Optimum”) than for our competitors. For a discussion of developments in the regulation of MTRs, and other important government regulations impacting our business, see “Exhibit 99.2—Regulation of Telecommunications.”

In addition, we are subject to certain sanctions and embargo laws and regulations of the United States, the United Nations, the European Union, and certain other jurisdictions in connection with our activities and such laws and regulations may be expanded or amended from time to time in a manner that could materially adversely affect our business, financial condition, results of operations, cash flows or prospects. There can be no assurance that, notwithstanding our compliance safeguards, we will not be found in the future to have been in violation of applicable sanctions and embargo laws, particularly as the scope of such laws may be unclear and subject to discretionary interpretations by regulators, which may change over time. Moreover, certain of our financing arrangements include representations and covenants requiring compliance with or limitation of activities under sanctions laws of additional jurisdictions enumerated in the financing arrangements, as well as mandatory prepayment requirements in the event of a breach thereof. See “—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital.”

New intellectual property laws or regulations may require us to invest substantial resources in compliance or may be unclear.

Current and new intellectual property laws may affect the ability of companies, including us, to protect their innovations and defend against claims of patent infringement. The costs of compliance with these laws and regulations are high and are likely to increase in the future. Claims have been, or may be threatened and/or filed against us for intellectual property infringement based on the nature and content in our products and services, or content generated by our users.

We may be subject to legal liability associated with providing new online services or content as part of our strategic priorities.

We currently, and as part of our strategic priorities will continue to, host and provide a wide variety of services and products that enable users to conduct business, and engage in various online activities.

The law relating to the liability of providers of these online services and products for the activities of their users is still unsettled in some jurisdictions. Claims may be threatened or brought against us for defamation, negligence, breaches of contract, copyright or trademark infringement, unfair competition, tort, including personal injury, fraud, or other theories based on the nature and content of information that we use and store. In addition, we may be subject to domestic or international actions alleging that certain content we have generated or third-party content that we have made available within our services violates applicable law.

We also offer third-party products, services and content. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting, or providing access to them, even if we do not ourselves host, operate, provide, or provide access to these products, services or content. Defense of any such actions could be costly and involve significant time and attention of our management and other resources, may result in monetary liabilities or penalties, and may require us to change our business in an adverse manner.

Recent anti-terror legislation passed in Russia could result in additional operating costs and may harm our business.

Federal Law No 374-FZ dated July 6, 2016 (“Federal Law No 374-FZ”) amending anti-terrorism legislation imposed certain obligations on communication providers, including, among others, the obligation to store information confirming the fact of receipt, transmission, delivery and/or processing of voice data, text messages, pictures, sounds, video or other communications (i.e., meta-data reflecting these communications) for a period of three years, as well as to store the contents of communications, including voice data, text messages, pictures, sounds, video or other communications for a period of up to six months (the latter requirement will come into force starting from July 1, 2018). In addition, in accordance with Federal Law No 374-FZ, communication providers are obliged to supply to the investigation and prosecution authorities the information about the users and any other information “which is necessary for these authorities to achieve their statutory goals,” and to provide to the investigation and prosecution authorities any information and codes necessary to decode the information. In addition, under local law, operators will be required to block services for users whose personal data does not correspond to the data registered and stored by operator. This may lead to administrative fines and could impact the effectiveness of our licenses.

Most of the provisions of Federal Law No 374-FZ entered into force on July 20, 2016. However, the practical effects of Federal Law No 374-FZ are still unclear, since subordinate legislation is yet to be adopted. The implementation and support of the legislation could result in substantial costs for the design and production of specialized equipment and tools, as no currently commercially available products satisfy the requirements imposed by the new law. These costs are currently expected to be borne by telecommunications companies, and, together with diversion of management’s attention and resources, could materially adversely affect our business and operations. We expect operators to compensate for losses through increased retail tariffs, which may, in turn, have a negative effect on demand for telecommunications services.

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

The occurrence of any of these events could materially harm our ability to build out our networks in accordance with our plans and to retain and attract customers, could harm our reputation and could harm our business, financial condition, results of operations, cash flows or prospects. For more information on our licenses and their related requirements, please see the sections of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Licenses.”

Our licenses are granted for specified periods and they may not be extended or replaced upon expiration.

The success of our operations is dependent on the maintenance of our licenses to provide telecommunications services in the jurisdictions in which we operate. Most of our licenses are granted for specified terms, and there can be no assurance that any license will be renewed upon expiration. Some of our licenses will expire in the near term, including a license in Algeria that expired in 2016 and for which we are waiting for an official confirmation of renewal. See also, “Item 4—Information on the Company—Licenses.” These licenses are also subject to ongoing review by the relevant regulatory authorities. If renewed, our licenses may contain additional obligations, including payment obligations (which may involve a substantial renewal or extension fee), or may cover reduced service areas or scope of service. Furthermore, the governments in certain jurisdictions in which we operate may hold auctions (including auctions for the 4G/LTE spectrum or more advanced spectrums) in the future. If we are unable to maintain or obtain licenses for provision of telecommunications services or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be materially harmed. For more information about spectrum allocations and our licenses, including their expiration dates, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company.”

It may not be possible for us to procure in a timely manner, or at all, the permissions and registrations required for our base stations.

The laws of the countries in which we operate generally prohibit the operation of telecommunications equipment without a relevant permit from the appropriate regulatory body. Due to complex regulatory procedures, it is frequently not possible for us to procure in a timely manner, or at all, the permissions and registrations required for our base stations, including construction permits and registration of our title to land plots underlying our base stations, or other aspects of our network before we put the base stations into operation, or to amend or maintain the permissions in a timely manner when it is necessary to change the location or technical specifications of our base stations. At times, there can be a number of base stations or other communications facilities and other aspects of our networks for which we are awaiting final permission to operate for indeterminate periods. This problem may be exacerbated if there are delays in issuing necessary permits.

We also regularly receive notices from regulatory authorities in countries in which we operate warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. We have closed base stations on several occasions in order to comply with regulations and notices from regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended and subsequently revoked through court action. Although we generally take all necessary steps to comply with any license violations within the stated time periods, including by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses or permits will not be suspended and not subsequently be revoked in the future. If we are found to operate telecommunications equipment without an applicable license or permit, we could experience a significant disruption in our service or network operation, which could harm our business, financial condition, results of operations, cash flows or prospects.

We are, and may in the future be, involved in disputes and litigation with regulators, competitors and third parties.

We are party to lawsuits and other legal, regulatory antitrust proceedings and commercial disputes, the final outcome of which is uncertain and there can be no assurance that we will not be a party to additional proceedings in the future. Litigation and regulatory proceedings are inherently unpredictable. For more information on these disputes, see “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—A.7. Legal Proceedings” and Notes 25 and 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. An adverse outcome in, or any disposition of, these or other proceedings (including any that may be asserted in the future) could harm our business, financial condition, results of operations, cash flows or prospects.

We could be subject to tax claims that could harm our business.

Tax audits in the countries in which we operate are conducted regularly. We have been subject to substantial claims by tax authorities in Russia, Algeria, Egypt, Pakistan, Bangladesh, Ukraine, Kazakhstan, Armenia, Georgia, Uzbekistan, Kyrgyzstan, Tajikistan and Italy. These claims have resulted, and future claims may result, in additional payments, including interest, fines and other penalties, to the tax authorities.

Although we are permitted to challenge, in court, the decisions of tax inspectorates, there can be no assurance that we will prevail in our litigation with tax authorities. In addition, there can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles they have claimed against us for prior tax years, or on the basis of different tax principles, that additional taxes are owed by us for prior or future tax years, or that the relevant governmental authorities will not decide to initiate a criminal investigation and/or prosecution in connection with claims by tax inspectorates for prior tax years.

The adverse resolution of these or other tax matters that may arise could harm our business, financial condition and results of operations. For more information regarding tax claims, and their effects on our financial statements, see “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—A.7. Legal Proceedings” and Notes 25 and 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

On January 1, 2016, a new tax law became effective in Uzbekistan, pursuant to which mobile telecommunications companies are subject to income tax rates based on profitability levels (7.5% tax for profitability levels up to 20%, and 50% tax for profitability levels exceeding 20%) and the tax per subscriber was increased by 100%, resulting in an increase in the statutory tax rate from 7.5% for the year ended December 31, 2015 to 50.0% for the year ended December 31, 2016 and an effective tax rate of 53.3% for the year ended December 31, 2016, which negatively impacted our results in Uzbekistan. In Bangladesh, supplementary duty has been increased due to additional subnational tax from 3% to 5% with effect from June 2016 and a 1% surcharge was implemented on mobile services from March 9, 2016. The minimum tax rate has also been increased in Bangladesh from 0.5% to 0.75% with effect from January 2015. In Algeria, a new finance law in 2017 increased VAT from 7% to 19% on data services and from 17% to 19% on voice services, and also increased taxes on recharges from 5% to 7%. Such changes could have an adverse impact on our business, financial condition, results of operations or cash flows in these countries and on our group.

Moreover, as a result of the 2016 U.S. election and ongoing activity in the U.S. Congress relating to tax reform proposals, there is in particular a heightened possibility of significant changes to U.S. federal tax laws, which could affect our limited operations in the United States.

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

Tax audits may result in additional costs to our group if the relevant tax authorities conclude that entities of the group did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could harm our business, financial condition, results of operations, cash flows or prospects. Under such review the relevant tax authorities may conclude that we had significantly underpaid taxes relating to earlier periods, which could harm our business, financial condition, results of operations, cash flows or prospects.

In addition, in recent years, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. We have also been the subject of repeat complex and thematic tax audits in Kazakhstan, Tajikistan and Kyrgyzstan. For further information on tax audits, see “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—A.7. Legal Proceedings” and Notes 25 and 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Adverse decisions of tax authorities or changes in tax treaties, laws, rules or interpretations could have a material adverse effect on our business, results of operations, financial conditions or cash flows.

The tax laws and regulations in the Netherlands, our current resident state for tax purposes, may be subject to change and there may be changes in enforcement of tax law. Additionally, European and other tax laws and regulations are complex and subject to varying interpretations. We cannot be sure that our interpretations are accurate or that the responsible tax authority agrees with our views. If our tax positions are challenged by the tax authorities, we could incur additional tax liabilities, which could increase our costs of operations and have a material adverse effect on our business, financial condition or results of operations.

Within the Organisation for Economic Co-operation and Development (“OECD”) there is an initiative aimed at avoiding base erosion and profit shifting (“BEPS”) for tax purposes. This OECD BEPS project has resulted in further developments in other countries and in particular in the European Union. One of the developments is the agreement on the EU Anti-Tax Avoidance Directive (“ATAD”). All EU Member States must implement the minimum standards as set out in the ATAD. The implementation of these measures against tax avoidance in the legislation of the jurisdictions in which we do business could have a material adverse effect on us. For example, the implementation of the general interest limitation rule (Article 4 ATAD) could result in an increase of our tax liabilities as certain interest costs could no longer be deductible. Another development is the recently published proposal for a Council Directive on a Common Corporate Tax Base (“CCTB”) and the re-launch of the Common Consolidated Corporate Tax Base, first tabled in 2011. If enacted, these directives could also impact our tax position, either positively or negatively. For instance, under the proposed CCTB, our taxable result realized in each of the EU Member States will be calculated on the same basis in each of these EU Member States, irrespective of whether the national corporate income tax system differs from the CCTB (noting that Member States can opt to continue to have their own corporate income tax rate). Based on the draft wording of the CCTB, the CCTB participation exemption regime would be less favorable in comparison to the Dutch regime because a minimum of a 10% shareholding would be required, as compared to the current 5% under the Dutch regime. On the other hand, the CCTB potentially introduces a notional interest deduction on equity, which the current Dutch rules do not make available. As a result, it is difficult to assess the impact of the enactment of these directives on our business.

The Italy Joint Venture may be subject to a deferral or to a limitation of the deduction of interest expenses in Italy.

For taxpayers like the Italy Joint Venture, Italian tax law permits the deduction of some interest expense up to a specified limit. A further deduction of interest expense is permitted up to an additional threshold. The amount of unused interest expense deduction may be carried forward to future years. Based on these rules, the Italy Joint Venture currently is able to carry forward accrued and unused deductions to future fiscal years. Any future changes in current Italian tax laws or in their interpretation may have an adverse impact on the deductibility of interest expenses for the Italy Joint Venture which, in turn, could harm our business, financial condition, results of operations or prospects.

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

•	difficulty in complying with new or existing legislation and the terms of any notices or warnings received from the regulatory authorities in a timely manner;

•	adverse rulings by courts or government authorities resulting from a change in interpretation or inconsistent application of existing law;

•	significant additional costs and delays in implementing our global strategies and operating or business plans; and

•	a more challenging operating environment.

If we are found to be involved in practices that do not comply with applicable laws or regulations, we may be exposed to significant fines, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, any of which could harm our business, financial condition, results of operations, cash flows or prospects.

Laws restricting foreign investment could materially harm our business.

We could be materially harmed by existing laws restricting foreign investment or the adoption of new laws or regulations restricting foreign investment, including foreign investment in the telecommunications industry in Russia, Kazakhstan or other markets in which we operate. See “Exhibit 99.2—Regulation of Telecommunications.”

For example, in Russia, the Federal Law “On the Procedure for Foreign Investments in Business Entities of Strategic Importance for National Defense and State Security” (the “Russian Foreign Investment Law”), limits foreign investment in companies that are deemed to be strategic. Our subsidiary PJSC “Vimpel-Communications” (“PJSC VimpelCom”) is deemed to be a strategic enterprise under the Russian Foreign Investment Law. As a result, any acquisition by a foreign investor of direct or indirect control over more than 50.0% of its voting shares, or 25.0% in the case of a company controlled by a foreign government, requires the prior approval of the Government Commission on Control of Foreign Investment in the Russian Federation pursuant to the Russian Foreign Investment Law. Additionally, under Russian law, companies controlled by foreign governments are prohibited absolutely from acquiring control over strategic enterprises, and the Government Commission on Control of Foreign Investment in the Russian Federation, or the Federal Antimonopoly Service of the Russian Federation, the “FAS”, which administers application of the Russian Foreign Investment Law, has challenged acquisitions of our shares in the past. In Kazakhstan, according to the national security law, a foreign company cannot directly or indirectly own more than a 49% stake in a fixed-line business operator without the consent of the Kazakhstani government. As a result, our ability to obtain financing from foreign investors may be limited, should prior approval be refused, delayed or require foreign investors to comply with certain conditions, which could materially harm our business, financial condition, results of operations, cash flows or prospects.

Furthermore the Federal Assembly, as the national legislature of the Russian Federation, is currently considering a draft bill which would introduce restrictions on the ability of foreign investors to control audiovisual service providers operating in Russia. In particular, foreign ownership would be restricted to 20%, subject to certain exemptions, including that the restrictions would not apply to audiovisual service providers that qualify as a strategic enterprise under the Russian Foreign Investment Law. It is not yet certain if this draft bill will be adopted and, if adopted, which specific restrictions on foreign investments could apply to the audiovisual industry and the company itself. If adopted, and depending on the final terms, the bill may affect our Pay-TV and VEON messenger projects by imposing additional costs and/or jeopardizing revenue projections.

Risks Related to Our Markets

The international economic environment could cause our business to decline.

After late 2008, the economies in our markets were adversely affected by the international economic crisis, and economies in markets in which we operate continue to suffer. Among other things, the crisis led to a slowdown in gross domestic product growth, increase of inflation, devaluations of the currencies in Russia and other markets in which we operate and a decrease in commodity prices. In addition, because Russia, Kazakhstan and Algeria produce and export large amounts of oil, their economies are particularly vulnerable to fluctuations in the price of oil on the world market. Since June 2014, global oil prices have been falling and are currently at relatively low levels. The timing of a return to sustained economic growth and consistently positive economic trends is difficult to predict. The recessionary effects, debt crisis and euro crisis in Europe and low oil prices continue to pose potentially significant macroeconomic risks to our group.

Low oil prices, together with the impact of economic sanctions—including those promulgated by the United States, which restrict certain financial transactions and dealings, even by non-U.S. persons, involving certain industries and parties in Russia—and the significant devaluation of the ruble, have negatively impacted and continue to have an adverse effect on the Russian economy and economic outlook and may also negatively impact our ability to raise external financing, particularly if the sanctions are broadened. The current difficult economic environment and any future downturns in the economies of markets in which we operate or may operate in the future could diminish demand for our services, increase our costs, constrain our ability to retain existing customers and collect payments from them and prevent us from executing our strategies. Adverse economic conditions could also hurt our liquidity and prevent us from obtaining financing needed to fund our development strategy, to take advantage of future opportunities to respond to competitive pressures, to refinance existing indebtedness or to meet unexpected financial requirements, which could harm our business, financial condition, results of operations, cash flows or prospects.

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

A write-down recorded for tangible and intangible assets lowering their book values could impact certain covenants under our debt agreements, which could result in a deterioration of our financial condition, results of operations or cash flows. For further information on the impairment of tangible and intangible assets and recoverable amounts (particularly key assumptions and sensitivities), see Note 10 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Our operations may be adversely affected by ongoing developments in Russia and Ukraine.

The current situation in Russia and Ukraine, and the related responses of the United States, member states of the European Union, the European Union itself and certain other nations, have the potential to materially adversely affect our business in Russia and Ukraine where we have significant operations, which in turn could materially harm our financial condition, results of operations, cash flows or prospects.

In connection with the situation in Russia and Ukraine, the United States, the European Union, and a number of countries have imposed (i) sanctions that block the property of certain designated businesses, organizations and individuals, (ii) sectoral sanctions that prohibit certain types of transactions with specifically designated businesses operating in certain sectors of the Russian economy, currently including the financial services, energy, and defense sectors, and (iii) territorial sanctions restricting investment in and trade with Crimea. The U.S. and EU sanctions target entities owned and/or controlled by designated entities and individuals. Further, under the U.S. sanctions regime, even non-U.S. persons who engage in certain prohibited transactions may be exposed to secondary sanctions, such as the denial of certain privileges, including financing and contracting with U.S. persons or within the United States. In addition, the United States and the European Union have implemented certain export control restrictions related to Russia’s energy sector and military capabilities. Ukraine has also enacted sanctions with respect to certain Russian entities and individuals. Russia has responded with countermeasures to such international and Ukrainian restrictions and sanctions, currently including limiting the import of certain goods from the United States, the European Union, Ukraine and other countries, imposing visa bans on certain persons, and imposing restrictions on the ability of Russian companies to comply with sanctions imposed by other countries. Russia announced sanctions against Turkey in response to an incident involving Russian and Turkish military aircraft in November 2015, including imposing a ban on Russian companies hiring Turkish workers and the imposition of visa requirements, as of January 1, 2016. Such sanctions, export controls and/or other measures, including sanctions on additional persons or businesses (including vendors, joint venture and business partners, affiliates and financial institutions) imposed by the United States, the European Union, Ukraine, Russia, and/or other countries, could materially adversely affect our business, financial condition, results of operations, cash flows or prospects.

Ukraine has assigned a “temporary occupied territories” status to Crimea and an “anti-terrorist operation zone” status to certain Eastern Ukraine regions which are currently not under the Ukrainian government’s control, and has imposed certain restrictions and prohibitions on trade in goods and services in such territories. Our Ukrainian subsidiary, “Kyivstar” JSC, shut down its network in Crimea in 2014 as well as its network in certain parts of Eastern Ukraine in 2015 and, in each case, has written off the relevant assets. Under terms of its telecommunications licenses, “Kyivstar” JSC is obliged to provide services throughout Ukraine. “Kyivstar” JSC has notified the regulatory authorities that “Kyivstar” JSC has stopped providing services in these areas and has requested clarification from such authorities regarding telecommunications operations in such areas. Since September 2014, legislation has been in effect in Ukraine that authorizes the cancellation of telecommunications licenses for sanctioned parties. There can be no assurance that the escalation of the current situation will not lead to the cancellation or suspension of, or other actions under, certain or all of our Ukrainian telecommunications licenses, or other sanctions, which could have a material adverse effect on our business in Ukraine, which in turn could harm our business, financial condition, results of operations, cash flows or prospects.

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

Moreover, the instability in Crimea and Eastern Ukraine specifically, and in the region more generally, economic sanctions and related measures, and other geopolitical developments (including with respect to the current conflict and international interventions in Syria) could harm our business, financial condition, results of operations, cash flows or prospects. In particular, we could be materially adversely impacted by a continued decline of the Russian ruble against the U.S. dollar or the euro and the general economic performance of Russia.

Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

Most of our operations are in emerging markets. Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption and rapid reversal of political and economic policies on which we depend. Political and economic relations among the countries in which we operate are often complex and have resulted, and may in the future result, in conflicts, which could materially harm our business, financial condition, results of operations, cash flows or prospects. The economies of emerging markets are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. Turnover of political leaders or parties in emerging markets as a result of a scheduled election upon the end of a term of service or in other circumstances may also affect the legal and regulatory regime in those markets to a great extent than turnover in established countries. These developments could severely limit our access to capital and could materially harm the purchasing power of our customers and, consequently, our business.

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

Many of the emerging markets in which we operate are susceptible to significant social unrest or military conflicts. In some of the countries in which we operate, the local authorities may order our subsidiaries to temporarily shut down their entire network or part or all of our networks may be shut down due to actions relating to military conflicts or nationwide strikes. For example, in 2016, our subsidiary in Pakistan was ordered to shut down parts of its mobile network and services on a regular basis due to the security situation in the country. Governments or other factions, including those asserting authority over specific territories in areas of conflict, could make inappropriate use of the network, attempt to compel us to operate our network in conflict zones or disputed territories and/or force us to broadcast propaganda or illegal instructions to our customers or others (or face consequences for failure to do so). Forced shutdowns, inappropriate use of our network and/or compelling us to operate our network and/or broadcast propaganda or illegal instructions could materially harm our business, financial condition, results of operations, cash flows or prospects.

Investors should fully appreciate the significance of the risks involved in investing in an emerging markets company and are urged to consult with their own legal, financial and tax advisors.

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

In many countries in which we operate, the physical infrastructure, including transportation networks, power generation and transmission and communications systems, is in poor condition. In some of the countries in which we operate, including Ukraine, the physical infrastructure has been damaged by military conflict. In some of the countries in which we operate, including Russia, the public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our customers and will require us to make additional capital expenditures. In addition, continued growth in local, long distance and international traffic, including that generated by our customers, and development in the types of services provided may require substantial investment in public switched telephone networks. Any efforts to modernize infrastructure may result in increased charges and tariffs, potentially adding costs to our business. The deterioration of the physical infrastructure harms the economies of these countries, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. Further deterioration in the physical infrastructure in many of the countries in which we operate could harm our business, financial condition, results of operations, cash flows or prospects.

The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which we can conduct business and currency control requirements restrict activities in certain markets in which we have operations.

The banking and other financial systems in many countries in which we operate are not well developed or regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent applications. Such banking risk cannot be completely eliminated by diversified borrowing and conducting credit analyses. Uncertain banking laws may also limit our ability to attract future investment. A banking crisis in any of these countries or the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds could result in the loss of our deposits or negatively affect our ability to complete banking transactions in these countries, which could harm our business, financial condition and results of operations.

In addition, central banks and governments in the markets in which we operate may restrict or prevent international transfers or impose foreign exchange controls or other currency restrictions, which could prevent us from making payments, including the repatriation of dividends and payments to third party suppliers, particularly in Uzbekistan, Ukraine, Bangladesh and Pakistan. For more information on currency restrictions, see “Item 5—Operating and Financial Review and Prospects—Certain Ongoing Factors Affecting Our Financial Position and Results of Operations—Foreign Currency Controls and Currency Restrictions.” Furthermore, local banks have limitations on the amounts of loans that they can provide to single borrowers, which could limit the availability of functional currency financing in these countries. There can be no assurance that we will be able to obtain approvals under the foregoing restrictions or limitations, each of which could harm our business, financial condition, cash flows, results of operations and prospects.

Risks Related to the Ownership of our ADSs

Our ADS price may be volatile, and purchasers of ADSs could incur substantial losses.

Our ADS price may be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders of our ADSs may not be able to sell their ADSs at or above the price at which they purchase our ADSs. The market price for our ADSs may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	regulatory developments in the foreign countries where we operate;

•	developments or disputes concerning licenses or other proprietary rights;

•	the recruitment or departure of key personnel;

•	quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the industries in which we compete and issuance of new or changed securities analysts’ reports or recommendations;

•	the failure of securities analysts to cover our shares or changes in financial estimates by analysts;

•	investor perception of our company and of the industry in which we compete; and

•	general economic, political and market conditions.

The sale of shares could adversely affect the market price of our ADSs.

Telenor East’s issuance of exchangeable bonds, and subsequent exchanges of the existing and any future exchangeable bonds for VEON Ltd.’s ADSs, as well as our filing of a registration statement registering resale of VEON Ltd.’s ADSs deliverable upon exchange of the exchangeable bonds and/or any additional divestures by Telenor may negatively affect the market for VEON Ltd.’s ADSs. The sale of any of the VEON Ltd.’s shares on the public markets or the perception that such sales may occur, commonly called “market overhang,” may adversely affect the market for, and the market price of, VEON Ltd.’s ADSs.

Various factors may hinder the declaration and payment of dividends.

The payment of dividends is subject to the discretion of VEON Ltd.’s supervisory board and VEON Ltd.’s assets consist primarily of investments in its operating subsidiaries. For the financial year ended December 31, 2016, we intend to pay a dividend in the aggregate amount of US$23 cents per share, comprised of US$3.5 cents per share paid as an interim dividend in December 2016 and US$19.5 cents per share, with a record date of March 30, 2017 and which is intended to be paid on April 12, 2017. Various factors may cause the supervisory board to determine not to pay dividends or not to increase dividends from current levels. Such factors include VEON Ltd.’s financial condition, its earnings and equity free cash flow, its leverage, its capital requirements, contractual restrictions, legal proceedings and such other factors as VEON Ltd.’s supervisory board may consider relevant. For more information on our policy regarding dividends, see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—New dividend policy,” “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—A.8. Policy on Dividend Distributions,” “—Risks Related to Our Business—As a holding company, VEON Ltd. depends on the ability of its subsidiaries to pay dividends and therefore on the performance of its subsidiaries, and is affected by changes in exchange controls and currency restrictions in the countries in which its subsidiaries operate” and “—Risks Related to Our Business—Our strategic partnerships and relationships carry inherent business risks.”

Holders of our ADSs may not receive distributions on our common shares or any value for them if it is illegal or impractical to make them available to them.

The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on our common shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our common shares that their ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if such distribution consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, common shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available. These restrictions may materially reduce the value of the ADSs.

VEON Ltd. is a Bermuda company governed by Bermuda law, which may affect your rights as a shareholder or holder of ADSs.

VEON Ltd. is a Bermuda exempted company. As a result, the rights of VEON Ltd.’s shareholders are governed by Bermuda law and by VEON Ltd.’s bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In addition, holders of ADSs do not have the same rights under Bermuda law and VEON Ltd.’s bye-laws as registered holders of VEON Ltd.’s common shares. Substantially all of our assets are located outside the United States. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against VEON or its directors and executive officers based on civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, under the securities laws of those jurisdictions, or entertain actions in Bermuda under the securities laws of other jurisdictions.

As a foreign private issuer within the meaning of the Exchange Act and the rules of NASDAQ, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers. This may afford less protection to holders of our securities, and such holders may not receive corporate and company information and disclosure that they are accustomed to receiving or in a manner in which they are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we currently report periodic financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four business days of their occurrence. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of our shares by insiders means that holders of our securities will have less data in this regard than shareholders of U.S. companies that are subject to this part of the Exchange Act. As a result, holders of our securities may not have all the data that you are accustomed to having when making investment decisions with respect to domestic U.S. public companies.

Our ADSs are listed on the NASDAQ Global Select Market; however, as a Bermuda company, we are permitted to follow “home country practice” in lieu of certain corporate governance provisions under the NASDAQ listing rules that are applicable to a U.S. company. The primary difference between our corporate governance practices and the NASDAQ rules relates to NASDAQ listing rule 5605(b)(1), which provides that each U.S. company listed on Nasdaq must have a majority of independent directors, as defined in the NASDAQ rules. Bermuda law does not require that we have a majority of independent directors. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement, and we do not have a majority of independent directors, as defined in the NASDAQ rules. Accordingly, VEON Ltd.’s shareholders will not have the same protections as are afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements. For more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ listing rules, see “Item 16G—Corporate Governance.”

Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to shareholder meetings.

Holders of ADSs generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the equity shares represented by such holder’s ADSs. At our request, the depositary will mail to holders any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the common shares represented by ADSs. If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the common shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Based on a review of our register of members maintained in Bermuda, as of March 15, 2017 100% of our issued common shares were held of record by BNY (Nominees) Limited in the United Kingdom, as agent of The Bank of New York Mellon, for the purposes of our ADS program. As of March 15, 2017, 23 record holders of VEON Ltd.’s ADRs, holding an aggregate of 353,454,732 common shares (20.12%), were listed as having addresses in the United States. The regulatory and compliance costs to us under U.S. securities laws under such event may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.

ITEM 4.	Information on the Company

Overview

VimpelCom is rebranding to VEON and has changed its name to VEON, effective as of March 30, 2017. VEON is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VEON provides more than 200 million customers with voice, fixed broadband, data and digital services. VEON offers services to customers in 12 countries including Russia, Pakistan, Algeria, Uzbekistan, Ukraine, Bangladesh, Kazakhstan, Kyrgyzstan, Tajikistan, Armenia, Georgia and Laos. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands. As of December 31, 2016, we had 207.5 million mobile customers and 41,994 employees. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see “Item 5—Operating and Financial Review and Prospects.”

The Italy Joint Venture offers services to customers in Italy. It provides services under the “WIND” and “3” brands and had 31.3 million customers and 9,356 employees as of December 31, 2016.

Our rebranding to VEON seeks to reflect our aim to move from being considered solely a telecommunications company to being considered more broadly as a technology company. VEON is being used as the branding name for both the company and its new personal internet platform. Technology is continuing to revolutionize the way users communicate, travel, bank, shop, consume and are entertained. While other telecommunications companies have tried to respond to the digital challenge through acquiring technology companies, merging with media players or setting up incubators to host innovation, we have instead created our new VEON personal internet platform. It is built on the re-engineering of our legacy systems and data architecture, which will enable us to offer new, personalized and contextual services. We believe that it will ultimately eliminate or greatly reduce the comparatively inefficient bricks-and-mortar service model and replace it with a smooth, easy, fun, contextual and intuitive experience.

As part of our VEON rebranding, we aim to implement a digital vision and strategy, moving towards a technology company with an asset-light business model in comparison to the capital-intensive traditional telecommunications model. We aim to reduce our capital expenditure to revenue ratio and reduce our IT, capital expenditure and distribution costs. We have secured network sharing agreements and aim to reduce the assets on our balance sheet. In the future, we anticipate that we will own only the core assets needed to operate our business. For further information on our strategic disposal of assets see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Disposal of Non-Core Assets and Network and Tower Sharing Agreements.” We anticipate that we will invest approximately US$100 million per annum over the next five years as part of the rollout of our VEON brand, in the context of our group capital expenditure budget of over US$1.5 billion per year. For further information on our capital expenditures, please see “Item 5—Liquidity and Capital Resources—Further Liquidity and Capital Requirements.” We anticipate that we will finance the investments (or the VEON personal internet platform) with operational cash flow, cash on our balance sheet and external financing that we currently have in place.

The VEON personal internet platform integrates data analytics and artificial intelligence, with the aim of putting the user in control. With zero-rating as a fundamental component, as currently envisioned, VEON users will be able to use the VEON platform to stay connected for free, even when they are out of credit. We intend to work with music, transport, banking, e-commerce and other businesses, all of which will be integrated into a single personalized internet platform, VEON. We believe that these relationships, particularly those with local businesses in each of the countries in which we operate, will help grow those regional economies. We are also working through our technology landscape to deploy a fully digital end-to-end solution to benefit our customers. The digital stack and data management platform will be the core of our IT, while our network will become software defined, intelligent and dynamic. In addition, we have announced partnerships with STUDIO+, Deezer and MasterCard, which will integrate new services into the platform for VEON users.

VEON Ltd. is an exempted company limited by shares registered under the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. The VEON Group’s headquarters are located at Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands. Our telephone number is +31 20 797 7200. VEON Ltd. is registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations.

Our legal representative in the United States is Puglisi & Associates, 850 Library Ave, Suite 204, Newark, DE 19711 (+1 (30) 738 6680). Our agent for service of process in the United States is CT Corporation, 11 Eighth Avenue, New York, NY 10011 (+1 (212) 894 8400).

History and Development

Our predecessor PJSC VimpelCom (formerly OJSC “Vimpel-Communications”) was founded in 1992. Since then, VEON has a rich history of adapting to shifts in the marketplace. Prior to 2014, VEON focused on development and expansion throughout Russia and the CIS, then into Asia, Europe and Africa through a combination of organic growth and acquisitions. More recently, VEON has turned its focus to enhancing its operations in its core markets and investing in high-speed networks.

The most significant events in the development of our business include the following:

•	In November 1996, our predecessor PJSC VimpelCom became the first Russian company since 1903 to list shares on the New York Stock Exchange;

•

Telenor, Norway’s leading telecommunications company became a strategic partner in PJSC VimpelCom in December 1998 and the Alfa Group Consortium (“Alfa Group”) acquired strategic ownership interests in 2001;

•

VEON began its expansion into the CIS by acquiring local operators or entering into joint ventures with local partners in Kazakhstan (2004), Ukraine (2005), Tajikistan (2005), Uzbekistan (2006), Georgia (2006) and Armenia (2006);

•

In 2009 and 2010, Telenor ASA, the parent company of the Telenor Group, and Altimo Holdings & Investments Ltd. combined their ownership of PJSC VimpelCom and Ukrainian mobile operator “Kyivstar” under a new company called VimpelCom Ltd. The new headquarters were established in Amsterdam;

•

In 2011, VEON completed the acquisition of Wind Telecom S.p.A., an international provider of mobile and fixed-line telecommunications and internet services with operations in a number of countries including Italy, Algeria, Bangladesh and Pakistan;

•	On September 10, 2013, VEON Ltd. switched the listing of its ADSs to the NASDAQ Global Select Market from the New York Stock Exchange;

•

On January 30, 2015, VEON Ltd. completed the sale by its subsidiary GTH of a non-controlling 51% interest in Omnium Telecom Algérie (OTA) S.p.A. (“OTA”) to the Fonds National d’Investissement in Algeria;

•

In March 2015, WIND Telecomunicazioni S.p.A. (“WIND”) sold 90% of the shares of its wholly owned tower subsidiary, Galata S.p.A. (“Galata”) to Cellnex Telecom Terrestre SA, formerly named Abertis Telecom Terrestre SAU (“Cellnex”) and entered into tower services agreements with Galata; these agreements are now held by the Italy Joint Venture;

•

On July 1, 2016, Pakistan Mobile Communications Limited (“PMCL”) merged with Warid Telecom Pakistan LLC (“WTPL”) and Bank Alfalah Limited (“Bank Alfalah”), which resulted in the merger of our telecommunications businesses in Pakistan (a transaction we refer to as the “Pakistan Merger” in this Annual Report on Form 20-F);

•

In September 2016, Telenor East sold 163,875,000 of VEON Ltd.’s ADSs pursuant to an underwritten offering and also announced its intention to divest the remainder of its stake in VEON Ltd. In addition, Telenor East issued a US$1,000,000,000 0.25% bond due 2019, which is exchangeable for VEON Ltd.’s ADSs. See “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Telenor Share Sale and Exchangeable Bond Issuance;”

•

On November 5, 2016, we formed a joint venture holding company with Hutchison, through which we jointly own and operate our historical WIND and Hutchison’s historical 3 Italia telecommunications businesses in Italy. The companies were then merged in January 2017 (see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Italy Joint Venture” and Notes 6, 13 and 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F);

•	In February 2017, GTH completed a share buy-back for 10% of the total issued share capital of that company. In conjunction with the share buy-back, GTH cancelled listing of the global depositary receipts (“GDRs”) on the Official List of the Financial Conduct Authority and the trading of GDRs on the Main Market for Listed Securities of the London Stock Exchange on March 20, 2017. See “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—GTH Share Buy-Back and Cancellation of GDR Program;”

•	On February 27, 2017, we announced our new name “VEON,” which was approved by the shareholders on March 30, 2017; and

•

We expect to have a second listing of our common shares on Euronext Amsterdam, to broaden our European investor base, with potential inclusion in European indices and extended stock coverage. Such listing is expected to become effective in the second quarter of 2017.

Leadership

VEON has made changes in its management and board composition to focus on significant experience and expertise in compliance, transformation and digital.

During 2016 and 2017, as of the date of this Annual Report on Form 20-F, VEON made a number of strategic management appointments to lead the company in its next phase of development. New appointments included:

•	Kjell Morten Johnsen as Head of Major Markets and Chief Executive Officer of PJSC VimpelCom;

•	Mark MacGann as Group Chief External Affairs Officer; and

•	Joshua Drew as Acting Group Chief Compliance Officer.

The following people transitioned to new roles from existing positions within VEON:

•	Aamir Hafeez Ibrahim as Chief Executive Officer of Pakistan;

•	Jeffrey Hedberg as Group Chief People Officer;

•	Matthieu Galvani as Chief Executive Officer of Algeria; and

•	Enrique Aznar as Chief Values and Culture Transformation Officer.

In March 2017, Joshua Drew was appointed as Acting Group Chief Compliance Officer following the resignation of Daniel Chapman. He will report directly to Scott Dresser, Group General Counsel. Mr. Drew has been a key member of the legal team since July 2016, when he joined us from Hewlett-Packard Enterprise, where he spent over five years in global roles with responsibility for anti-corruption compliance and investigations. He is also a former federal prosecutor in the U.S., including time with the U.S. Department of Justice’s Fraud section, which has responsibility for FCPA enforcement. This appointment has been discussed with the Audit Committee (which oversees compliance with the DPA, the SEC Judgment and the Dutch Settlement Agreement), the independent compliance monitor, the DOJ and the SEC. We are currently in the process of appointing a permanent Group Chief Compliance Officer.

In addition, Stan Chudnovsky and Jørn P. Jensen joined the supervisory board, and Jørn Jensen replaced Trond Ø Westlie as chairman of the audit committee.

For more information on our directors and senior management, see “Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management” below.

Organizational Structure

VEON Ltd. is the holding company for a number of operating subsidiaries and holding companies in various jurisdictions. In the third quarter of 2015, we adopted a new regional structure, consisting of the three following business units, all of which report to our headquarters in Amsterdam:

•	Major Markets (Russia and the Italy Joint Venture);

•	Emerging Markets (which includes our operations in Pakistan, Algeria and Bangladesh); and

•	Eurasia (which includes our operations in Ukraine, Kazakhstan, Uzbekistan, Kyrgyzstan, Armenia, Tajikistan and Georgia).

Notwithstanding our new regional structure described above, we currently operate and manage VEON Ltd. on a geographical basis. In accordance with IFRS rules, this results in seven reportable segments. These segments are based on the different economic environments and varied stages of development across the geographical markets we serve, each of which requires different investment and marketing strategies.

Our reportable segments currently consist of the seven following segments:

•	Russia;

•	Pakistan (which was split out of the former “Africa & Asia” reportable segment);

•	Algeria;

•	Bangladesh (which was split out of the former “Africa & Asia” reportable segment);

•	Ukraine;

•	Uzbekistan (which was split out of the former “CIS” reportable segment); and

•	HQ (transactions related to management activities within the group).

Italy is no longer a reportable segment following the completion of the Italy Joint Venture. For more information, please see Notes 6, 13 and 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Italy Joint Venture” and “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture.”

We also provide customer numbers for “Others,” which includes all results of our operations in Kazakhstan, Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos.

From January 1, 2015 through June 30, 2016, management organized our business in eight reportable segments consisting of our seven current reporting segments and Kazakhstan. In the second quarter of 2016, management decided to no longer include Kazakhstan as a separate reportable segment due to the decreasing impact of operations in Kazakhstan on the overall business. As a result, the activities in Kazakhstan have been integrated into our Others category in this Annual Report on Form 20-F. Our annual consolidated financial statements for the years ended December 31, 2015 and December 31, 2014 included in this Annual Report on Form 20-F have been restated for this organizational change.

The table below sets forth our operating companies and significant subsidiaries, including those subsidiaries that hold our principal telecommunications licenses, and our percentage ownership interest, direct and indirect, in each subsidiary as of December 31, 2016. Unless otherwise indicated, our percentage ownership interest is identical to our voting power in each of the subsidiaries.

	Country of Incorporation	Percentage Ownership Interest (Direct and Indirect)
VimpelCom Amsterdam B.V.	Netherlands	100.0%
VimpelCom Holdings B.V.	Netherlands	100.0	%(1)
Wind Telecom S.p.A.	Italy	100	%(2)
PJSC “Vimpel-Communications” (“PJSC VimpelCom”)	Russia	100.0	%(3)
Golden Telecom Inc.	Delaware	100	%(4)
“Kyivstar” PJSC	Ukraine	100.0	%(5)
B.V. VimpelCom Finance S.à r.l.	Netherlands/Luxembourg	100.0	%(6)
VIP Kazakhstan Holding AG	Switzerland	75.0	%(7)
LLP “KaR-Tel”	Kazakhstan	75.0	%(8)
LLC “Tacom”	Tajikistan	98.0	%(9)
LLC “Unitel”	Uzbekistan	100.0	%(10)
LLC “Mobitel”	Georgia	80.0	%(11)
CJSC “Armenia Telephone Company”	Armenia	100.0	%(12)
Menacrest AG	Switzerland	99.9	%(13)
LLC “Sky Mobile”	Kyrgyzstan	50.1	%(14)
VimpelCom Lao Co. Ltd.	Lao PDR	78.0	%(15)
Weather Capital S.à r.l.	Luxembourg	100.0	%(16)
Weather Capital Special Purpose 1 S.A.	Luxembourg	100.0	%(17)
Global Telecom Holding S.A.E.	Egypt	51.9	%(18)
Oratel International Inc. Limited	Malta	100.0	%(19)
Moga Holding Limited	Malta	100.0	%(20)
Omnium Telecom Algérie (OTA) S.p.A.	Algeria	23.7	%(21)
Optimum Telecom Algeria S.p.A.	Algeria	23.7	%(22)
Pakistan Mobile Communications Limited	Pakistan	44.0	%(23)
Banglalink Digital Communications Limited	Bangladesh	51.9	%(24)
Wind Tre S.p.A.	Italy	50.0	%(25)

(1)	VimpelCom Amsterdam B.V. holds 100% directly.
(2)	VimpelCom Holdings B.V. holds 92.24% directly. Wind Telecom S.p.A. holds 7.76% of its own shares.
(3)	VimpelCom Holdings B.V. holds 100% minus one share directly. VEON Ltd. holds one share directly.
(4)	PJSC VimpelCom holds 100% directly and indirectly through a wholly owned Cypriot holding company and two Delaware holding companies.
(5)	VEON Ltd. holds 0.01% directly and VimpelCom Holdings B.V. holds 73.80% directly. “Kyivstar” JSC holds 26.19% of its own shares.
(6)	PJSC VimpelCom holds 100% directly.
(7)	B.V. VimpelCom Finance S.à r.l. holds 75.0% directly.
(8)	VIP Kazakhstan Holding AG holds 75.0% directly.
(9)	VimpelCom Holdings B.V. holds 98.0% indirectly through a wholly owned Swiss holding company.
(10)	PJSC VimpelCom holds 100% indirectly through wholly owned Dutch and BVI holding companies.
(11)	VimpelCom Holdings B.V. holds 80.0% indirectly through a number of wholly owned companies.
(12)	PJSC VimpelCom owns 100% directly.
(13)	B.V. VimpelCom Finance S.à r.l. holds 50.1% indirectly through a Swiss holding company and a Cypriot holding company.
(14)	Menacrest AG holds 100% directly.
(15)	B.V. VimpelCom Finance S.à r.l. holds 78.0% indirectly through a wholly owned Dutch holding company. The local shareholder of VimpelCom Lao Co. Ltd. is the government of the Lao People’s Democratic Republic.
(16)	VimpelCom Holdings B.V. holds 100% indirectly through a wholly owned Luxembourg holding company.
(17)	Weather Capital S.à r.l. owns 100% directly.
(18)	Weather Capital S.à r.l. holds 1.9% directly and Weather Capital Special Purpose 1 S.A. holds 50.00% directly.
(19)	Global Telecom Holding S.A.E. owns 100% directly and indirectly through a Maltese holding company.
(20)	Global Telecom Holding S.A.E. owns 100% directly and indirectly through a Maltese holding company.

(21)	Global Telecom Holding S.A.E. holds a controlling interest of 45.6% directly and indirectly through Oratel International Inc. Limited and Moga Holding Limited. The Algerian National Investment Fund, Fonds National d’Investissement, holds 51% directly in Omnium Telecom Algérie (OTA) S.p.A. and a local minority shareholder named Cevital S.p.A. holds directly the remaining 3.4%.
(22)	Omnium Telecom Algeria S.p.A. holds 99.99% directly.
(23)	As of July 1, 2016, Global Telecom Holding S.A.E. holds 84.7% of PMCL indirectly through two wholly owned Maltese subsidiaries and a nominee shareholder. See “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Pakistan Merger.”
(24)	Global Telecom Holding S.A.E. holds 99.99% indirectly through a wholly owned Maltese subsidiary.
(25)	VimpelCom Holdings B.V. owns 50.0% indirectly through two Luxembourg holding companies and one Italian holding company.

Description of Our Business

VEON, through its operating companies, provides customers with mobile and fixed-line telecommunications services in certain markets, which are described more fully below.

Our Mobile Telecommunications Businesses

The table below presents the primary mobile telecommunications services we offer to our customers and a breakdown of prepaid and postpaid subscriptions as of December 31, 2016.

Mobile Service Description	Russia	Pakistan		Algeria		Bangladesh	Ukraine	Uzbekistan	Others
Mobile telecommunications services under contract and prepaid plans for both corporate and consumer segments
—of which prepaid	89.1%	98.3%		92.2%		93.0%	90.0%	97.6%	—	(4)
—of which postpaid	10.9%	1.7	%(3)	7.8	%(3)	7.0%	10.0%	2.4%	—	(4)
Value added and call completion services(1)	Yes	Yes		Yes		Yes	Yes	Yes	Yes	(4)
National and international roaming services(2)	Yes	Yes		Yes		Yes	Yes	Yes	Yes	(4)
Wireless Internet access	Yes	Yes		Yes		Yes	Yes	Yes	Yes	(4)
Mobile financial services	Yes	Yes		Yes		Yes	Yes	Yes	No
Mobile bundles	Yes	Yes		No		Yes	Yes	Yes	Yes	(4)

(1)	Value added services include messaging services, content/infotainment services, data access services, location based services, media, and content delivery channels.
(2)	Access to both national and international roaming services allows our customers and customers of other mobile operators to receive and make international, local and long distance calls while outside of their home network.
(3)	Includes postpaid and hybrid (monthly fee with recharge possibility) customers.
(4)	For a breakdown of prepaid and postpaid subscriptions and a description of the mobile services we offer in Kazakhstan, Kyrgyzstan, Armenia, Tajikistan, Laos and Georgia, see “—Mobile Business in Others—Description of Mobile Services in Others.”

Mobile Business in Russia

Description—Mobile Business in Russia

In Russia, through our operating company PJSC VimpelCom and our “Beeline” brand, we primarily offer mobile telecommunications services to our customers under two types of payment plans: postpaid plans and prepaid plans. As of December 31, 2016, approximately 89.1% of our customers in Russia were on prepaid plans, representing 19% of our revenue in Russia, and approximately 10.9% of our customers in Russia were on postpaid plans, representing 81% of our revenue in Russia.

The table below presents the primary mobile telecommunications services we offer in Russia.

Service	Description

Voice Services	Includes airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad.

Roaming	As of December 31, 2016, we had active roaming agreements with 601 GSM networks in 214 countries in Europe, Asia, North America, South America, Australia and Africa. Additionally, we provided GPRS roaming with 486 networks, in 180 countries, and 4G/LTE roaming with 170 networks in 94 countries.

Roaming agreements generally state that the host operator bills PJSC VimpelCom, which PJSC VimpelCom pays, and then PJSC VimpelCom subsequently bills customers for the roaming services on the customer’s monthly bill.

Basic VAS Package	Caller-ID, voicemail, call forwarding, conference calling, call blocking and call waiting

Messaging Services	SMS, MMS and voice messaging (which allows customers to send pictures, audio and video to mobile phones and to e-mails), and mobile instant messaging

Content/infotainment services	Voice services (including referral services); content downloadable to telephone (including music, pictures, games and video); RBT and SMS services (including information services such as news, weather, entertainment chats and friend finder)

Mobile financial services	Mobile payment, banking card, trusted payment, banks notification and mobile insurance

Wireless Internet access	Access is offered through GPRS/EDGE, 3G/HSPA and 4G/LTE

Special wireless “Plug&Play” USB modems, which provide our customers with a convenient tool for internet access

Information and content services (such as weather forecasts or horoscopes)

Mobile television and video streaming

Google Play Carrier Billing (offering certain Google products and payment through a customer’s mobile account)

Apple Carrier Billing (offering App Store, iTunes and Apple products and payment through a customer’s mobile account)

Windows Phone Store Billing (offering Windows Phone Store products and payment through a customer’s mobile account)

Unstructured supplementary services data menu (a self-help and entertainment portal)

DSTK portal (a self-help and entertainment portal)

IVR portal (information and content services portal)

Service	Description
SMS services, Bee Number requests (information and content services provider)

Mobile portal (browsing, entertainment and information services provider)

SMS, voice and Unstructured Supplementary Service Data technology through which third party content is provided

M2M/IoT	M2M refers to direct communication between devices using any communications channel, including wired and wireless. M2M communication can range from industrial instrumentation, enabling a sensor or meter to communicate the data it records (such as temperature, inventory level, etc.) to application software. Such communication was originally accomplished by having a remote network of machines relay information back to a central hub for analysis, which would then be rerouted into a system like a personal computer. More recent M2M communication has changed into a system of networks that transmits data to personal appliances. The expansion of IP networks around the world has made M2M communication quicker and easier while using less power. These networks also allow new business opportunities for consumers and suppliers.

IoT is the internetworking of physical devices, vehicles (also referred to as “connected devices” and “smart devices”), buildings, and other items—embedded with electronics, software, sensors, actuators, and network connectivity that enable these objects to collect and exchange data.

We offer a M2M Control Center solution for all M2M/IoT verticals based on the global Cisco Jasper cloud solution. The product consists of special M2M SIM-cards, API, and a multi-functional web-interface.

Geo-positioning services	Beeline Business provides geo-positioning and compass service for fleet and assets management via GPS/GLONASS with special devices (trackers) or with smartphones and tablets. We intend to continue developing these services for more accurate geo-positioning and big data information and to create tasks and task management for end-users via mobile apps.

Corporate SMS services	We provide direct connection to SMS centers for large companies and aggregators. We continued with the project of reducing spam SMS messages received by our customers in 2016 and made significant progress, as the average number of spam SMS per month is below one, as of December 31, 2016.

Fixed Mobile Convergence	Beeline Business offers FMC services to corporate clients providing use of their mobile phone as an extension of their PBX. We provide these services in 76 cities in Russia.

Mobile Cloud Solutions	We are also continuing to develop our cloud product portfolio and there are several cloud solutions (such as MSO 365, Megaplan and 1C Counting) that we launched in 2015.

Service	Description
MVNO services	MVNO is a wireless communications services provider that does not own the wireless network infrastructure over which the MVNO provides services to its customers. An MVNO enters into a business agreement with a mobile network operator to obtain bulk access to network services at wholesale rates, and then sets retail prices independently. An MVNO may use its own customer service, billing support systems, marketing, and sales personnel, or it could employ the services of a mobile virtual network enabler (MVNE).

Since 2014, SIM TELECOM has sold our tariff plans for non-residents and expatriates in Russia under the SIM SIM brand. As part of the agreement, we acquired a 50.3% controlling interest in SIM TELECOM. SIM SIM is the first national MVNO within our network in Russia and it has launched new tariff plans and services (including translation, transportation and legal assistance services) for expatriates in Russia. In March 2016, we announced an agreement with SIM TELECOM to launch Russia’s first expatriate MVNO customer solution.

Mobile Bundles. Tiered data-plans provide smartphone customers with data, voice and SMS packages. In 2016, we focused on a new simplified tariff portfolio with competitive prices in combination with transparent services. In addition to Shared Data Services and Shared Everything Bundle Service, offering the option of multiple SIM cards for one account, in 2016 we launched the FMC proposal “All in one” for B2C prepaid subscribers combining FTTB internet and IPTV mobile services into one bundle.

Distribution.

Our primary sales channels in Russia consist of monobrand, multibrand and national partners. Monobrand channels constituted 18% of the channel mix as of December 31, 2016. The number of owned retail monobrand stores was 1,499 as of December 31, 2016, as compared to 1,455 owned retail monobrand stores as of December 31, 2015.

In the second quarter of 2016, we stopped the closure of certain franchise stores, which were due to close as a result of the difficult economic situation in Russia. In addition, a new franchise model was developed and launched. The “Plug&Play” franchise model represents a fully packaged solution, with a store opening process managed by PJSC VimpelCom.

As of December 31, 2016, the number of franchise stores was 2,069, compared to 2,044 as of December 31, 2015. As of December 31, 2016, we had 144 “Know How” stores, and 56 “Know How” stores in a new format of multibrand stores with regional dealers, compared to 117 “Know How” stores and 34 stores in a new format of multibrand stores as of December 31, 2015.

Additionally, in 2016, we reached an agreement with Svyaznoy, a national mobile retailer, focused on the distribution of complex products, such as tariff packages and fixed and mobile convergence. B2B agents were shifted to the B2C segment, creating a separate multibrand channel along with regional dealers and alternative retail. We also increased the number of regional dealers to manage this channel. Sales of tariff packages increased for all channels by 4%, reaching 11% in the sales mix.

We also reevaluated trade conditions in all channels in order to stimulate high quality sales in the B2C segment. Fixed salaries were shifted to trade commission arrangements, to motivate partners and salespeople through increased revenue-sharing. Additionally, we launched the “Need for sales 2.0” program, aimed at stimulating upsell (based on the value-based index).

Specialized customer care.

The Beeline brand continued to enhance customer service to improve its NPS and reduce the number of calls to call centers in 2016. The NPS is an indicator that correlates loyalty and growth levels. We implemented “clever customer segmentation” for B2C mobile clients in call centers, which allowed us to focus on the main customer segments from a business and service perspective. In addition, we carried out a root cause analysis of the reasons for calls to our call centers, which helped us to implement more than 100 initiatives in all our businesses (B2C, B2B and FTTB and IPTV) with the aim of providing our clients with better service. Several incentives were taken to transfer requests of our customers from traditional voice channels to digitalized text channels. The successful mobile self-service application for iOS, Android and WindowsPhone, which allows customers to manage all charged Beeline services, has been downloaded over 10 million times and the monthly active base doubled during 2016, reaching over 3 million active customers per month, as of December 31, 2016. The launch of a chat function with a customer service agent in our mobile application tripled our requests received through chat, to 450, 000 requests per month as of December 2016. Further steps towards digitalization include pilots of Visual IVR, a platform that guides inbound smartphone callers to a web-based support experience, thus personalizing the support journey for customers already on their way to an operator at a call center, and Bots, a software robot that converses in natural language, provides necessary information and answers clients’ questions like a call center operator. Apart from these pilots, all products go through usability and user acceptance tests (“UAT”) during the “analysis-design” stage before launch, to address any design or IT changes, which ensures their quality, transparency and functionality.

The customer experience team is involved in designing customer journeys and product notifications within the Business Support System scope, which is expected to be launched in 2017. Customer care tools (such as “Voice of Customer,” which is currently gathering feedback from clients in various channels) are being used in order to develop the Beeline network by highlighting “white spots” (areas with considerable amount of complaints on network quality and where tower construction is in demand). All these measures helped to raise NPS in 2015 and 2016 and increase the gap between us and our nearest competitor in Russia.

Competition—Mobile Business in Russia

According to Analysys Mason, there were approximately 257 million mobile customers in Russia as of December 31, 2016, compared to 251.4 million mobile customers as of December 31, 2015, representing a mobile penetration rate of approximately 177.2%, an increase from 172.4% as of December 31, 2015.

The following table shows our and our primary mobile competitors’ respective customer numbers in Russia as of December 31, 2016:

Operator	Customers (in millions)
MTS	79.6
MegaFon	75.6
PJSC VimpelCom	58.3
Tele2	41.4

Source: Analysys Mason.

Mobile Business in Pakistan

Description—Mobile Services in Pakistan

Pakistan is mainly a 2G market; however, 3G is growing following its launch in 2014. We operate in Pakistan through our operating company, Pakistan Mobile Communications Limited (“PMCL”) and our brand, “Jazz,” which is the historic Mobilink brand together with the newly merged Warid brand. See “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Pakistan Merger.” In 2016, PMCL had launched 3G services in over 350 towns and cities and 4G/LTE services in 30 cities.

In Pakistan, we offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2016, approximately 98.3% of our customers in Pakistan were on prepaid plans and approximately 1.7% of our customers in Pakistan were on postpaid plans.

The table below presents the primary mobile telecommunications services we offer in Pakistan.

Service	Description
Voice Services	Includes airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad

Basic VAS Package	Caller-ID, voicemail, call forwarding, conference calling, call blocking and call waiting

Messaging Services	SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail), and mobile instant messaging

Content/chat/infotainment services	Music; live audio streaming; infotainment services for religious, sports, comedy, quotes, news, weather and other content; and IVR Chat

Data access services	On GPRS, EDGE and 3G

RBT	Customized ring back tones

Mobile Financial Services)	Mobile payment, banking card, trusted payment, banks notification and mobile insurance

Roaming	In Pakistan, as of December 31, 2016, we had active roaming agreements with 287 GSM networks in 150 countries, covering a number of countries in Europe, Asia, North America, South America, Australia and Africa. Additionally, we provided GPRS roaming with 194 networks in 105 countries and CAMEL roaming through 61 networks in 42 countries. Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host’s network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer’s monthly bill.

Mobile Bundles. We offer bundled offers on 4G/LTE, 3G and 2G networks. In 2016, we focused on a technology agnostic mobile internet portfolio. Apart from pure internet bundles, we also provide hybrid bundles, which include voice and SMS and can be individually created according to customer needs.

Distribution. In Pakistan, we offer a portfolio of tariffs and products designed to cater to the needs of specific market segments, including mass-market customers, youth customers, personal contract customers, SOHOs (with one to five employees), SMEs (with six to 50 employees) and enterprises (with more than 50 employees). We offer corporate customers several postpaid plan bundles, which include on-net minutes, variable discounts for closed user groups and follow-up minutes based on bundle commitment. As of December 31, 2016, our sales channels in Pakistan include eight company stores, 21 business centers, a direct sales force of 208 employees, 350 exclusive franchise stores, 230 contractual direct-selling representatives, and over 212,000 non-exclusive third party retailers. For top-up, we offer prepaid scratch cards and electronic recharge options, which are distributed through the same channels. Jazz brand SIMs are sold through more than 30,000 retailers, supported by biometric verification devices.

Biometric verification. Following various terrorist attacks, the Government of Pakistan introduced Standard Operating Procedures (“SOP”) in 2015 requiring all mobile operators to re-verify their entire customer base through biometric verification, with the exception of SIM cards issued in the names of companies for use by employees. For our subsidiary in Pakistan, this involved the re-verification of more than 38 million SIM cards, and SIM cards that could not be verified had to be blocked by the operators. As a result of the re-verification, the Mobilink brand (now Jazz) lost customers, retaining 87% of its subscriber base.

Competition—Mobile Business in Pakistan

The following table shows our and our competitors’ respective customer numbers in Pakistan as of December 31, 2016:

Operator	Customers in Pakistan (in millions)
PMCL (“Jazz”) (Mobilink and Warid)	51.6
Telenor Pakistan	39.5
Zong	26.9
Ufone	18.6

Source: The Pakistan Telecommunication Authority for all companies except PMCL.

According to the PTA, there were approximately 136.5 million mobile customers in Pakistan as of December 31, 2016, compared to 125.9 million mobile customers as of December 31, 2015, representing a mobile teledensity of approximately 69.8%, an increase from 65.3% as of December 31, 2015.

Mobile Business in Algeria

Description—Mobile Business in Algeria

The mobile industry in Algeria has grown rapidly over the past ten years as a result of increased demand by individuals and newly-created private businesses and the expansion of the Algerian economy. Innovative services and declining tariffs have made mobile services more appealing to the mass-market customer segment, while advertising, marketing and distribution activities, as well as improved service quality and coverage, have led to increased public awareness of, and access to, the mobile telecommunications market.

We operate in Algeria through our operating company, Optimum, and our brand, “Djezzy.” In October 2016, Optimum launched 4G/LTE services in Algeria and, by the end of 2016, had expanded these services to 20 provinces (out of 48 wilayas (provinces)) across the country, including Algiers, and the largest provinces in terms of population. In Algeria, we generally offer our customers mobile telecommunications services under prepaid and postpaid plans. As of December 31, 2016, prepaid, postpaid and hybrid (a monthly fee with recharge possibility) customers represented approximately 92.2%, 3.0% and 4.8%, respectively, of our customers in Algeria.

OTA is owned 45.6% by our subsidiary, GTH, and 51% in a non-controlling interest by the Algerian National Investment Fund. The establishment of this partnership in January 2015 strengthened OTA’s position and prospects, with greater opportunities for our operations in Algeria. VEON Ltd. will continue to exercise operational control over OTA and, as a result, will continue to fully consolidate OTA, which holds 99.99% of Optimum. During the course of 2016, the operating company in Algeria changed from OTA to Optimum. Historical references to our operating company in Algeria have therefore been retained as OTA throughout this Annual Report on Form 20-F.

The table below presents the primary mobile telecommunications services we offer in Algeria.

Service	Description

Voice Services	Includes airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad

Roaming	Total extranet retail roaming revenues generated abroad by outgoing voice calls and extranet roaming retail subscription fees for all services

Wireless internet	Provided through GPRS, EDGE, 3G and 4G/LTE technology. Customers can use data services both as pay-per-use and through a bundle

Mobile financial services	P2P credit transfer and credit loan

Basic VAS Package	Caller-ID, call forwarding, conference calling, call blocking, and call waiting

Messaging Services	SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail), and mobile instant messaging

Content/chat/infotainment services	Sports related services, religious content, taxi applications and e-learning for customers

Data access services	On GPRS and EDGE, 3G and 4G/LTE

RBT	Customized ring back tones

Distribution. We sell our mobile telecommunications services through indirect channels (distributors) and through our “Djezzy” branded shops, with a total own “Djezzy” shops and indirect points of sales of 2,098 as of December 31, 2016, of which 95 are monobrand own shops rented, equipped, staffed and managed by Optimum, including 1,102 shops equipped with IT material and sales applications. Our nine exclusive national distributors cover all 48 wilayas (provinces) of Algeria and are distributing our products through over 70,000 points of sale, of which 57,000 are authorized to sell airtime and 13,000 of which are authorized to sell SIMs. As of December 31, 2016, we also had a pool of more than 100 agents in call centers, who focus on customer care, including retention, troubleshooting and handling complaints. This pool of agents combines a series of insourced and outsourced agents that are directly managed by Optimum in three languages (Arabic, French and Amazigh). We provide customer support for the Djezzy brand through our call centers, which are open 24 hours a day and seven days a week. During 2016, Optimum continued to enhance the quality of its customer service by auditing and addressing agent performance in several major cities, including Algiers, Oran, Constantine and Annaba.

Competition—Mobile Business in Algeria

The following table shows our and our competitors’ respective customer numbers in Algeria as of December 31, 2016:

Operator	Customers in Algeria (in millions)
Optimum (“Djezzy”)	16.3
Mobilis	15.5
Ooredoo	13.8

Source: Analysys Mason.

According to Analysys Mason, there were approximately 45.5 million mobile customers in Algeria as of December 31, 2016, compared to 44.4 million mobile customers as of December 31, 2015, representing a mobile penetration rate of approximately 110.8%, an increase from 110.1% as of December 31, 2015.

Customer growth in Algeria’s mobile market is expected to slow, and attention is expected to shift to maintaining or improving the average revenue per user, supported by data revenue growth after the commercial launch of 3G and 4G/LTE networks.

Mobile Business in Bangladesh

Description—Mobile Business in Bangladesh

Bangladesh is still primarily a 2G market; however, 3G is growing rapidly following the launch of 3G services in Bangladesh in October 2013. The expanding 3G network is expected to increase ARPU as the use of the internet grows, with improving data speed presenting a significant opportunity for mobile operators in Bangladesh to increase their market shares in significant urban centers.

We operate through our operating company, Banglalink Digital Communications Limited and our brand “banglalink” in Bangladesh. Recent revenue growth is mainly driven by data, while voice revenue has started to decline in Bangladesh.

The telecommunications market in Bangladesh is largely comprised of prepaid customers. As of December 31, 2016, approximately 93.0% of our customers in Bangladesh were on prepaid plans and approximately 7.0% were on postpaid plans.

The table below presents the primary mobile telecommunications services we offer in Bangladesh.

Service	Description
Voice Services	Includes airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad

Basic VAS Package	Call forwarding, conference calling, call blocking, call waiting, caller line identification presentation, call me back and voicemail missed call alert

Messaging Services	SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail) and mobile instant messaging

Content/chat/infotainment services	News alert service, sports related content, job alerts, music streaming, mobile TV, content download, religious content and agricultural helpline

RBT	Customized ring back tones

Wireless internet access	Provided through GPRS, EDGE and 3G technology. Customers can use data services both as pay-per-use and through a bundle

Roaming	In Bangladesh, we have active roaming agreements covering a number of countries in Europe, Asia, North America, South America, Australia and Africa. As of December 31, 2016, BDCL had active roaming agreements with 445 GSM networks in 165 countries and provided GPRS roaming with 328 networks in 121 countries, in addition to maritime roaming and in-flight roaming

Service	Description
with Emirates Airlines and Malaysian Airlines. Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host’s network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer’s monthly bill.

Mobile financial services	Provides convenient financial services like mobile-based utility bill payments, train ticketing, international remittance disbursements. Also, we partner with leading mobile financial service operators through providing Unstructured Supplementary Service Data and distribution network and Bangladesh Post Office to provide a mobile money order service

Distribution. As of December 31, 2016, our sales and distribution channels in Bangladesh included 10 company stores, a direct sales force of 76 enterprise sales managers and 88 zonal sales managers for mass market retail sales channels, 43 monobrand stores, 33,465 retail SIM outlets, 209,553 top-up selling outlets, online sales channels, and 600 banglalink brand service points. BDCL provides an i-top up service through mobile financial services. The banglalink brand provides customer support through its call center, which is open 24 hours a day and seven days a week. The banglalink brand also provides digital customer care support through the banglalink app and the “banglalink mela” Facebook page. The call center also includes a corporate customer service team that focuses on corporate customers and SMEs. Expansion of the call center is underway to ensure a high level of customer service as the customer base grows. BDCL has established credit control and collection teams to improve invoice recovery rates.

In order to stimulate mobile phones and smartphones penetration, we offer our customers a broad selection of handsets and internet-capable devices, which we source from a number of suppliers, in the case of purchase-sale models, and we offer banglalink branded internet through reverse-bundle model in device partners’ channels.

Competition—Mobile Business in Bangladesh

The following table shows our and our competitors’ respective customer numbers in Bangladesh as of December 31, 2016.

Operator	Customers in Bangladesh (in millions)
Grameenphone	58.0
Robi	33.8
BDCL (“banglalink”)	30.4
Teletalk	2.6

Source: Analysys Mason.

The mobile telecommunications market in Bangladesh is highly competitive. The top three mobile operators, Grameenphone, BDCL (“banglalink”) and Robi, collectively held approximately 91.2% of the mobile market in Bangladesh as of October 31, 2016, according to the Bangladesh Telecommunications Regulatory Commission. According to Analysys Mason, as of December 31, 2016, there were approximately 124.8 million customers in Bangladesh, representing a mobile penetration rate of approximately 75.7% compared to 133.2 million customers and a mobile penetration rate of 82.0% in 2015.

Mobile Business in Ukraine

Description—Mobile Business in Ukraine

We operate in Ukraine with our operating company “Kyivstar” JSC and our brand, “Kyivstar.” The Ukrainian mobile market operates on a 2G and 3G basis.

As of December 31, 2016, approximately 90.0% of our customers in Ukraine were on prepaid plans and approximately 10.0% of our customers in Ukraine were on postpaid plans.

The table below presents the primary mobile telecommunications services we offer in Ukraine.

Service	Description

Voice Services	Includes airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad

Basic VAS Package	Caller-ID; voicemail; call forwarding; conference calling; call blocking and call waiting

Messaging Services	SMS; MMS; voice messaging and SMS services (including information services such as news, weather, entertainment chats and friend finder)

Content/infotainment services	Voice services (including referral services); content downloadable to telephone (including music, pictures, games and video); and RBT

Mobile financial services	Mobile payment; banking card; trusted payment; banks notification and mobile insurance
Internet access	Access is offered through GPRS/EDGE and 3G

Roaming	As of December 31, 2016, the “Kyivstar” brand provided voice roaming on 465 networks in 197 countries, GPRS roaming on 398 networks in 165 countries and 3G roaming on 173 networks in 89 countries.

Distribution. “Kyivstar” JSC’s strategy is to maintain a leadership position by using the following distribution channels: distributors (43% of all connections), local chains (17%), national chains (16%), monobrand stores (11%), direct sales (7%) and active sales (6%). In order to avoid possible price pressure from core distributors, one of our strategic priorities is to invest in our own monobrand stores. As of December 31, 2016, the number of owned retail monobrand stores was 393 as compared to 366 stores as of December 31, 2015.

Mobile Bundles. “Kyivstar” JSC offers bundles including combinations of voice, SMS and MMS, mobile data and OTT services.

Competition—Mobile Business in Ukraine

The following table shows our and our primary mobile competitors’ respective customer numbers in Ukraine as of December 31, 2016:

Operator	Customers (in millions)
“Kyivstar” JSC	26.1
MTS Ukraine	20.9
Lifecell	9.2

Source: Analysys Mason.

“Kyivstar” JSC competes primarily with MTS Ukraine, operating under the Vodafone brand, which is 100% owned by MTS and operates a GSM900/1800 network in Ukraine. “Kyivstar” JSC also competes with Lifecell, as well as with Trimob, a 100% affiliate company of Ukrtelecom to provide services under a 3G license, and with other small CDMA operators.

According to Analysys Mason, as of December 31, 2016, there were approximately 59.2 million customers in Ukraine, representing a mobile penetration rate of approximately 136.5% compared to 59.2 million customers and a mobile penetration rate of 138.3% in 2015.

Mobile Business in Uzbekistan

Description of Mobile Business in Uzbekistan

In Uzbekistan, we operate through our operating company, LLC “Unitel,” and our brand, “Beeline.” We offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2016, approximately 97.6% of our customers in Uzbekistan were on prepaid plans and approximately 2.4% of our customers in Uzbekistan were on postpaid plans.

The table below presents the primary mobile telecommunications services we offer in Uzbekistan.

Service	Description
Voice Services	Includes airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad

Basic VAS Package	Caller-ID, voicemail, call forwarding, conference calling, call blocking and call waiting

Call Completion	GSM service that is provided by Unitel in 2G and 3G networks throughout Uzbekistan. Call duration for one session is limited for 40 minutes.

Messaging Services	SMS, MMS, voice messaging and SMS services (including information services such as news, weather, entertainment chats and friend finder)

Content/chat/infotainment services	Voice services (including referral services), content downloadable to telephone (including music, pictures, games and video), and RBT

Mobile financial services	Mobile payment, banking card, trusted payment, our own payment system “Beepul,” mobile transfer

Internet access	Access is offered through GPRS/EDGE/3G/4G/LTE networks. Our 3G/HSPA services were commercially launched in 2008, and the majority of the network was constructed in 2010. Our 4G/LTE services were commercially launched in 2014. Unitel was the first Mobile Operator who has provided 4G/LTE services.

Roaming	We have active roaming agreements covering a number of countries in Europe, Asia, North America, South America, Australia and Africa. As of December 31, 2016, we had active roaming agreements with 489 GSM networks in 185 countries and provided GPRS roaming with 380 networks in 162 countries and CAMEL roaming through 237 networks in 108 countries. Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host’s network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer’s monthly bill.

Mobile Bundles. We offer bundled tariff plans, which may differ by types or volume of traffic, duration (daily, weekly, and monthly), region or charge type. Currently, we provide data bundles consisting of different types of traffic volume, charge and duration and integrated bundles consisting of traditional voice with SMS and data traffic.

Distribution. In Uzbekistan, we offer a portfolio of tariffs and products for the prepaid system designed to cater to the needs of specific market segments, including mass-market customers, youth customers and high value contract customers. Further, we have the following four segments in our postpaid system: Large Accounts, Business to Government, SME and SOHO. We have own offices and monobrand own stores in an amount of 28 points of sale, exclusive stores in amount of 707 points of sale and multibrand stores in an amount of 1,348 points of sales.

Competition—Mobile Business in Uzbekistan

The following table shows our and our primary mobile competitors’ respective customers in Uzbekistan as of December 31, 2016:

Operator	Customers (in millions)
LLC “Unitel”	9.5
Ucell	9.1
UMS	1.6
UzMobile	0.7
Perfectum	0.3

Source: Analysys Mason.

According to Analysys Mason, as of December 31, 2016, there were approximately 21.2 million mobile customers in Uzbekistan, representing a mobile penetration rate of approximately 66.5% compared to 20.6 million customers and a mobile penetration rate of 65.4% in 2015. The relatively low mobile penetration rate is primarily caused by the single-SIM profile of most Uzbek mobile subscribers.

Mobile Business in Others

Description of Mobile Services in Others

In the countries in Others, we generally offer our customers mobile telecommunications services under prepaid and postpaid plans. As of December 31, 2016, we had the following percentages of prepaid and postpaid customers:

Payment Plan	Kazakhstan	Kyrgyzstan	Armenia	Tajikistan	Georgia	Laos
Prepaid	95.9%	96.5%	87.9%	99.9%	99.7%	97.0%
Postpaid	4.1%	3.5%	12.1%	0.03%	0.3%	3.0%

Call Completion and VAS. In the countries in Others, we offer the same call completion and VAS as in Russia (except for location based services).

Roaming. In the countries in Others, we have roaming arrangements with a number of other networks, which vary by country of our operation. The table below presents the material roaming agreements in each of the countries included in the Others category.

Country	Roaming Agreements (as of December 31, 2016)
Kazakhstan	Voice roaming on 595 networks in 191 countries

GPRS roaming on 470 networks in 162 countries

CAMEL roaming on 282 networks in 108 countries

Kyrgyzstan	Voice roaming on 423 networks in 128 countries

GPRS roaming on 236 networks in 90 countries

CAMEL roaming on 170 networks in 74 countries

Armenia	Voice roaming on 421 networks in 174 countries

GPRS roaming on 327 networks in 134 countries

CAMEL roaming on 222 networks in 103 countries

3G roaming on 278 networks in 122 countries

4G/LTE roaming on 15 networks in 13 countries

Tajikistan	3G roaming on 160 networks in 77 countries
Voice roaming on 212 networks in 88 countries
GPRS roaming on 192 networks in 83 countries

CAMEL roaming on 119 networks in 64 countries

Georgia	Voice roaming on 212 networks in 88 countries
GPRS roaming on 170 networks in 79 countries
CAMEL roaming on 120 networks in 60 countries

Laos	Voice roaming on 410 networks in 138 countries
GPRS roaming on 225 networks in 72 countries
CAMEL roaming on 50 networks in 25 countries

Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host’s network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer’s monthly bill.

Wireless Internet Services

We have promotional zero-zones for major local and international social networks in each of these countries to lower the entry barrier for new data users and stimulate consumption for existing ones. We also focus on smartphone penetration growth in each of these countries as the major source of effective demand for our mobile internet services.

Distribution—Mobile Business in Others

We distribute our products in Others through owned monobranded stores, franchises and other distribution channels. As of December 31, 2016, we had 227 total stores (monobranded, franchised and other distribution channels such as modules, multibrand, direct-delivery and electronic stores) in Kazakhstan, 67 stores in Kyrgyzstan, 76 stores in Armenia, 57 stores in Tajikistan, 36 stores in Georgia and 5 stores in Laos.

Competition—Mobile Business in Others

Kazakhstan

According to Analysys Mason, as of December 31, 2016, there were approximately 25.6 million customers in Kazakhstan, representing a mobile penetration rate of approximately 143.0%, compared to 25.9 million customers and a mobile penetration rate of approximately 147.1% in 2015. We held the second position in the market in 2016, according to Analysys Mason.

Kyrgyzstan

According to Analysys Mason, as of December 31, 2016, there were approximately 7.8 million customers in Kyrgyzstan, representing a mobile penetration rate of approximately 134.5%, compared to 7.6 million customers and a mobile penetration rate of approximately 132.7% in 2015. We held the second position in the market in 2016, according to Analysys Mason.

Armenia

According to Analysys Mason, as of December 31, 2016, there were approximately 3.6 million customers in Armenia, representing a mobile penetration rate of approximately 119.4%, compared to 3.6 million customers and a mobile penetration rate of approximately 120.0% in 2015. We held the second position in the market in 2016, according to Analysys Mason.

Tajikistan

According to Analysys Mason, as of December 31, 2016, there were approximately 9.8 million customers in Tajikistan, representing a mobile penetration rate of approximately 110.1%, compared to 10.5 million customers and a mobile penetration rate of approximately 120.5% in 2015. We held the fourth position in the market in 2016, according to Analysys Mason.

Georgia

According to Analysys Mason, as of December 31, 2016, there were approximately 5.4 million customers in Georgia, representing a mobile penetration rate of approximately 134.8%, compared to 5.4 million customers and a mobile penetration rate of approximately 136.1% in 2015. We held the third position in the market in 2016, according to Analysys Mason.

Laos

The Lao telecommunication market is strictly regulated by fixed price floors and limited promotion periods. The impact of these regulations has primarily been on VimpelCom Lao’s ability to offer customer-friendly priced services, such as promotions and discounts, in comparison to local competitors.

According to Analysys Mason, as of December 31, 2016, there were approximately 4.6 million customers in Laos, representing a mobile penetration rate of approximately 64.4%, compared to 4.7 million customers and a mobile penetration rate of approximately 66.4% in 2015. We held the fourth position in the market in 2016, according to Analysys Mason.

Our Fixed-line Telecommunications and Our Fixed-line Internet Business

We offer voice, data and internet services to corporations, operators and consumers using a metropolitan overlay network in major cities throughout Russia, Ukraine and Uzbekistan. In our fixed-line/mobile integrated business structure in Russia, Ukraine and Uzbekistan, fixed-line telecommunications use inter-city fiber optic and satellite-based networks.

In Armenia, our fixed-line business offers a wide range of services, including PSTN-fixed and IP telephony, internet, data transmission and network access, domestic and international voice termination and TCP/IP international transit, over our national networks. In Kazakhstan, the fixed-line business offers range of services for B2O, B2B and B2C segments.

In Pakistan, we offer internet and value added services (“VAS”) over a wide range of access media, covering major cities of Pakistan but we do not report customer numbers and other data on our fixed-line business in Pakistan, as we do with Russia, Ukraine and Uzbekistan, because the fixed-line business in Pakistan is not material to our overall business.

We do not offer fixed-line services in Algeria, Bangladesh, Kyrgyzstan, Tajikistan, Laos or Georgia.

The table below presents the primary fixed-line telecommunications services we offer to our customers as of December 31, 2016.

Fixed-Line Service Description	Russia	Pakistan	Ukraine	Uzbekistan	Other Countries
Business and Corporate Services, providing a wide range of telecommunications and information technology and data center services to companies and high-end residential buildings	Yes	Yes	Yes	Yes	Yes	(1)

Carrier and Operator Services, which provide consolidated management of our relationship with other carriers and operators. The two main areas of focus in this line of business are: (i) generating revenue by providing a specific range of telecommunications services to other mobile and fixed-line operators and ISPs in Russia and worldwide and (ii) optimizing costs and ensuring the quality of our long distance voice, internet and data services to and from customers of other telecommunications operators and service providers worldwide by means of interconnection agreements

	Yes	Yes	Yes	No	No

Consumer Internet Services, which provide fixed-line telephony, internet access and home phone services (on a VoIP and copper wire basis)	Yes	Yes	No	Yes	Yes	(1)

Consumer Voice Offerings	Yes	No	No	Yes	Yes	(1)

Corporate Voice Offerings, which provide fixed-line voice services, data services, VAS and connectivity services to corporate customers, including large corporate customers, SMEs and SOHOs	Yes	Yes	Yes	Yes	Yes	(1)

Internet and Data Services, which provide internet and data transmission services to both consumer and corporate customers	Yes	Yes	Yes	Yes	Yes	(1)

(1)	For a description of the fixed-line services we offer in Armenia and Kazakhstan, see “Item 4—Information on the Company—Description of Our Business—Fixed-line Business in Others.”

Fixed-line Business in Russia

Description of Fixed-line Services in Russia

Business Operations in Russia

In Russia, we provide a wide range of telecommunication and information technology and data center services, such as network access and hardware and software solutions, including configuration and maintenance, SaaS and an integrated managed service. We operate a number of competitive local exchange carriers that own and operate fully digital overlay networks in a number of major Russian cities. Our services cover all major population centers in Russia.

Our customers range from large multinational corporate groups and government clients to small and medium enterprises and high-end residential buildings in major cities throughout Russia.

The table below presents the primary fixed-line telecommunications services we offer to our customers in Russia as of December 31, 2016.

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

Dedicated Internet and Data Services	We provide our business customers with dedicated access to the internet through our access and backbone networks. We also offer traditional and high-speed data communications services to business customers who require wide area networks (“WANs”) to link geographically dispersed computer networks.

We also provide private line channels that can be used for both voice and data applications.

Leased Channels	We provide corporate clients with the ability to rent leased channels with different high speed capacities, which are dedicated lines of data transmission.

Intellectual and Value Added Services	Our company offers an increasing range of value added services, including toll free (800) numbers, virtual PSTN number, SIP connection, data center services, such as co-location, web hosting, audio conference, domain registration and corporate mail services. We also offer access to a variety of financial information services, including access to the Society for Worldwide Interbank Financial Telecommunication (“S.W.I.F.T.”) and all Russian stock exchanges.

Fixed-Line Services	Description
Fixed Corporate and Cloud Services	We offer to our corporate customers IPTV services, certain Microsoft Office packages (including SaaS), web-videoconferencing services (based on Cisco WebEx and TelePresence technologies) and sale, rental and technical support for telecommunications equipment. Our company is the first telecommunications operator in Russia authorized by Microsoft to resell cloud service MS Office 365.

In 2014, we launched a portal for cloud services on www.beeline.ru. The portal will be extended with other cloud services of third parties and with existing Beeline products.

Managed Services	We offer our corporate clients packages of integrated services that include fixed-line telephony and internet access, along with additional services such as virtual PBX, and security services, such as firewall, distributed denial of service protection and local area network. This product allows customers to access their systems from various locations.

We offer and deploy managed Wi-Fi networks (indoor and outdoor) on a client’s site (office, restaurant, shops etc.) based on IEEE 802.11b/g/n/ac wireless technology. We can offer VAS services such as SSID customization, first page customization, filtering, forwarding to the predefined page, advertisement allocation, statistic offering, and limitation of time and data level.

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

Voice Services. For international operators, we provide call termination to fixed-line and mobile destinations in Russia, Ukraine, Kazakhstan, Uzbekistan and Baltic states. For operators in Ukraine, Kazakhstan, Uzbekistan, we provide call termination to Russian and international fixed-line and mobile destinations. For Russian operators, we provide international, domestic, zonal and local voice call transmission services.

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

In 2016, we launched FMC product services in all branches in Russia. As of December 31, 2016 we had more than 500,000 FMC customers. FMC greatly increased MNP portations and decreased churn.

FTTB Operations

Currently the Beeline FTTB IPTV product is run in seven out of eight super-regions of Russia. We provide IPTV services in 135 cities in 35 regions of Russia, and as of December 31, 2016, we had more than 1.0 million IPTV customers.

Fixed-Line Residential Operations

xDSL Services. For xDSL services, we offer an unlimited tariff plan, and tariff plans that depend on connection speed.

Pay TV (cable TV) Services. We offer two tariff plans: “Social” for customers who need basic TV channels, which includes 10-15 TV channels, and “Commercial,” which includes 45-55 TV channels. As of December 31, 2016, we had more than 44,000 customers including both “Social” and “Commercial” customers.

Distribution—Fixed-Line Business in Russia

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

Wholesale Operations

For voice services, our main competitors are the long distance carriers Rostelecom, TransTelecom and OJSC “Multiregional TransitTelecom.” For voice services, our main competitors are the long distance carriers Rostelecom, TransTelecom and OJSC “Multiregional TransitTelecom.”

Residential and Fiber–To–The–Building (FTTB) Operations

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

Our main competitors in the fixed-line broadband market in Russia are Rostelecom, MTS and its subsidiaries, Avado, Err-Telecom, NetbyNet and various local home network providers. Competition is based primarily on network coverage, pricing plans, internet connection speed, services quality, customer service level, brand identity and a range of value added and other customer services offered.

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

Competition—Fixed-line Business in Pakistan

In Pakistan, our fixed-line business faces significant competition from other providers of fixed-line corporate services, carrier and operator services and consumer internet services. We believe that our main competitors for fixed-line corporate services are Pakistan Telecommunication Corporation, or “PTCL,” Multinet, Wateen, Supernet, Cybernet, Nexlinx and Nayatel. We believe that our main competitors for carrier and operator services are PTCL, Wateen, World Call, Wi-Tribe, and Telenor Pakistan. We believe that our main competitors for consumer internet services are PTCL, Wateen, World Call, Wi-Tribe and Qubee.

Fixed-line Business in Ukraine

Description of Fixed-line Services in Ukraine

Business Operations

We have constructed and own, as of December 31, 2016, a 43,822 kilometer fiber optic network, including 20,068 kilometers between cities, 14,848 kilometers inside cities, and 8,906 kilometers local FOL for FTTB, which is interconnected to the local PSTN in Kyiv, to other major metropolitan areas in Ukraine and to our gateway. We provide data and internet access services in almost all metropolitan cities in Ukraine.

Our fixed-line services include corporate internet access, VPN services, data center, contact center, fixed-line telephony and a number of VAS. Internet access services include connection to the internet via ADSL, symmetrical and Ethernet interfaces at speeds ranging from 256 kilobytes per second to 10 gigabytes per second. Fixed-line voice services are available in 30 major cities of Ukraine.

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

Consumer Operations

In Ukraine, we offer fixed-line and wireless internet services. We began providing fixed-line broadband services in Ukraine in 2008 and, as of December 31, 2016, provided services in 116 cities in Ukraine (excluding cities in Crimea and the ATO zone). In connection with these services, we have been engaged in a project to install FTTB for fixed-line broadband services in approximately 40,070 residential buildings in 116 cities, providing over 55,066 access points.

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

Wholesale Operations

For voice and data services, our main competitors are Datagroup, Ukrtelecom, and Farlep-Invest (Ucomline LLC).

Consumer Operations

Our residential marketing strategy is focused on attracting new customers. We offer several tariff plans, each one targeted at a different type of customer. During 2016, our consumer fixed-line internet services business was supported by below the line advertising, including a leaflets distribution, in areas where the service is provided.

In November 2016, we launched FMC (Fixed Mobile Convergence—charging subscribers who use both mobile and fixed fiber connect from a single account) for an increasing range of mobile users in our fixed-line broadband internet base.

We also offer a wide range of FTTB services tariffs for fixed-line broadband internet access targeted at different customer segments. We currently have four unlimited tariff plans with monthly fees, which offer different speeds up to 100 Mbps for active internet users. In addition, in 2015, we launched OTT TV services in partnership with Viasat.

Competition—Fixed-line Business in Ukraine

Business Operations

In the voice services market for business customers, we compete with Ukrtelecom, Datagroup, Vega, and a number of other small operators. We were the third largest B2B internet provider in the country as of December 31, 2016, according to management’s estimates. There is a high level of competition with more than 400 ISPs in Ukraine. Our main competitors in the corporate market for data services are also Ukrtelecom, Vega and Datagroup.

Wholesale Operations

In Ukraine, carrier and operator services market competitors include Datagroup, Ukrtelecom, and Vega.

Consumer Operations

Our main competitors for provision of consumer internet services in Ukraine are Volia and Ukrtelecom. From December 31, 2015 to December 31, 2016, we increased the number of our broadband customers in Ukraine (excluding customers in the ATO zone) by 0.4% from 808,477 to 811,910.

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

Residential and FTTB Operations

In Uzbekistan, we offer the same fixed-line broadband and wireless internet services as in Russia. For more information, see “—Fixed-line Business in Russia.”

Distribution—Fixed-line Business in Uzbekistan

One of our priorities in Uzbekistan is the development of ICT, which supports economic development in Uzbekistan. Our strategy includes maintaining our current market position by retaining our large corporate client customer base.

Competition—Fixed-line Business in Uzbekistan

We operate large independent fixed-line services in Uzbekistan, where we compete with the state-owned provider, Uztelecom, as well as East Telecom, Sarkor Telecom, Sharq Telecom, TPS and EVO. There is a high level of competition in the capital city of Tashkent, but the fixed-line internet market in most of the regions remains undeveloped.

Fixed-line Business in Others

Description of Fixed-line Services in Others

We offer certain fixed-line services in Kazakhstan and Armenia.

Business Operations

Kazakhstan. We focus on customer experience for large enterprises through offering high-quality services. Our main business clients are concentrated in the financial and oil and gas sectors, with a new focus on international companies. We provide the following services for corporate clients: high-speed internet access; local, long distance and international voice services over IP; local, intercity and international leased channels and IP VPN services; cloud services; and integrated corporate networks (including integrated network voice, data and other services). We use the following technologies: fiber optic lines (more than 25,000 buildings are covered by our FTTB network), wireless technologies, satellite technologies, and the TV-Everywhere platform (which is provided through the vendor, Computer Telephony Integration).

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

Residential and FTTB Operations

Kazakhstan. We offer the same fixed-line broadband and wireless internet services as in Russia. For more information, see “—Fixed-line Business in Russia.”

We have launched new products for Beeline subscribers, including OTT TV, which is available on smart phones, TVs, tablets and PCs. In addition, we have launched VAS such as “Forsage” (to allow FTTB subscribers to restore initial speeds according to their tariff plans), “Turbo” (to allow subscribers to exceed the speeds in their tariff plans), “Invite your friend” (to attract and retain subscribers by providing bonuses which can be used to make broadband payments) and “Moving” (to keep login and password details). We also update our offers to reflect seasonal campaigns.

Armenia. In Armenia, we offer PSTN-fixed and IP telephony services, as well as fixed-line broadband internet access based on ADSL and FTTB technologies, dial-up services and wireless internet access based on CDMA technology. In the fourth quarter of 2015, we launched FMC services and currently offer FMC bundles to subscribers (for example, fixed internet plus mobile voice plus mobile data).

Distribution—Fixed-line Business in Others

Kazakhstan. We are focusing on customer base and revenue growth, which we aim to promote by expanding our transport infrastructure, strengthening our position in the market, developing our sales efforts and data services.

Armenia. In Armenia, our strategy includes focusing on customer retention and ARPU growth by developing new services, including internet access through a fiber optic network with a guaranteed speed to corporate customers and government organizations.

Competition—Fixed-line Business in Others

Kazakhstan. We provide internet, data transmission and traffic termination services in Kazakhstan, where we believe we compete primarily with state-owned provider Kazakhtelecom, KazTransCom, TransTelecom (owned by Kazakhstan Temir Zholy, the national railway company), Astel (a leader in the provision of satellite services) and several other small local operators.

Armenia. We offer a broad spectrum of fixed-line services to government, corporate and private customers. There are more than 10 active operators in Armenia. We believe that the largest operators are U!Com and Rostelecom.

Interconnection Agreements

Our mobile and fixed-line businesses are dependent on interconnection services, which are required to complete calls that originate on our respective networks but terminate outside our respective networks, or that originate from outside our respective networks and terminate on our respective networks. In order to provide a local, domestic and international network, we have interconnection agreements in the markets in which we operate.

Russia. We have several interconnection agreements with mobile and fixed-line operators in Russia under which we provide traffic termination services. During 2016, we had the following MTRs in Russia: average cost per minute of national traffic 0.9413 RUB (approximately US$0.0155) and average price per minute of national traffic 0.9571 RUB (approximately US$0.0158), which was broadly stable as compared to the 2014 and 2015 historical periods.

Pakistan. We have several interconnection agreements with mobile and fixed-line operators in Pakistan and in the territories of Azad Jammu and Kashmir (“AJK”) and Gilgit-Baltistan (“GB”), under which we provide traffic termination services. Our MTR in 2016 was PKR 0.90/min (US$0.00865), which was broadly stable as compared to the 2014 and 2015 historical periods.

Algeria. We have several interconnection agreements with mobile, VoIP and fixed-line operators in Algeria under which we provide traffic termination services. In 2016, we had MTRs of 1 DZD ex-VAT/min (US$0.01) for voice termination and 2 DZD ex-VAT/SMS (US$0.02) for SMS termination. The national incoming interconnect rate increased for the year ended December 31, 2016 as compared to the year ended December 31, 2015, while the outgoing interconnect rate decreased over the same period. The movements in the historical MTRs for 2015 and 2014 have been favorable to our business, however, asymmetry continued to exist between OTA and other operators.

Bangladesh. We have several interconnection agreements with ICX, IGW, mobile operators, IPTSP and fixed-line operators in Bangladesh under which we provide traffic termination services. Our MTR in 2016 was BDT 0.22/min (US$0.003), which was broadly stable as compared to the 2014 and 2015 historical periods.

Ukraine. We have several interconnection agreements with mobile and fixed-line operators in Ukraine under which we provide traffic termination services. The following rates were effective in 2016 for termination of national traffic to a (regulated), which were broadly stable as compared to the 2014 and 2015 historical periods:

•	mobile network: 0.23 UAH/min (US$0.0085)

•	fixed network on intercity level: 0.23 UAH/min (US$0.0085)

•	fixed network on local level: 0.11 UAH/min (US$0.0040)

•	fixed network on city level: 0.02 UAH/min (US$0.0007)

Uzbekistan. We have several interconnection agreements with mobile and fixed-line operators in Uzbekistan under which we provide traffic termination services. The MTR for the 90% state owned mobile operator Uzbektelecom JSC Perfectum Mobile was 0.05 sums (local Uzbek currency, US$0.0000154) in 2016, which was broadly stable as compared to the 2014 and 2015 historical periods.

Others. We have several agreements with mobile and fixed-line operators in each of the countries in our Others category under which we provide traffic termination services.

Licenses

We hold the following licenses in each of the countries in which we operate for mobile and fixed-line services. For a description of the risks associated with our licenses, please see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law, regulations or license terms” and “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—Our licenses are granted for specified periods and they may not be extended or replaced upon expiration,” and “Item 3—Key Information—D. Risk Factors—Risks Related to the Industry—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially harm our business.”

Mobile Telecommunications Licenses in Russia

GSM Licenses

PJSC VimpelCom holds super-regional GSM licenses (GSM900, GSM1800, GSM900/1800 and 4G/LTE 1800 standards) for the following seven out of eight super-regions in Russia: Moscow, Central and Central Black Earth, North Caucasus, North-West, Siberia, Ural and Volga. These licenses will expire between September 2017 and April 2018, and we plan to file applications for renewal of all our licenses prior to their expiration.

PJSC VimpelCom does not currently hold a GSM super-regional license for the Far East super-region of Russia, but it holds GSM licenses in a number of regions of the Far East super-region. These licenses expire on various dates between 2019 and 2021, and we plan to file applications for renewal of all of our licenses prior to their expiration.

In addition to the seven super-regional GSM licenses, PJSC VimpelCom holds a GSM license for the Orenburg region, and in total, our GSM licenses cover approximately 97% of Russia’s population.

3G Licenses

PJSC VimpelCom holds one of three 3G licenses in Russia. PJSC VimpelCom has extended its license, which was due to expire in May 2017, until May 2022.

LTE 2600 Licenses:

PJSC VimpelCom holds 4G/LTE 2600 licenses in 32 subjects of Russia. The licenses expire on April 15, 2026 and we plan to apply for renewal of these licenses prior to their expiration.

4G/LTE License

In July 2012, PJSC VimpelCom was awarded a mobile license, a data transmission license, a voice transmission license and a telematic license for the provision of 4G/LTE services in Russia. These licenses allow PJSC VimpelCom to provide services using radio-electronic devices in Russia via networks that use 4G/LTE standard equipment within any of the following frequency bands: 735-742.5/776-783.5 MHz; 813.5-821/854.5-862 MHz; and 2550-2560/2670-2680 MHz. Certain channels allocated to us in accordance with the licenses have restrictions on their use. To remove restrictions, we have to perform certain organizational technical measures including, among others, radio frequency bands releasing spectrum conversion, refarming and reallocation between operators. The roll out of the 4G/LTE network is using a phased approach based on a pre-defined schedule pursuant to the requirements of the license.

Mobile Telecommunications Licenses in Pakistan

2G License

PMCL was awarded a 15-year 2G license in 1992. In 2007, PMCL renewed its 2G license for a further term of 15 years. As of December 31, 2016, PMCL had a balance of US$43.65 million to be paid to the PTA for the renewal of its 2G license. Such amount is payable in yearly installments of US$14.5 million, payable in December of each year, until December 2019. This 2G license does not entitle PMCL to provide services in AJK and GB.

3G License

In 2014, following a competitive auction process, PMCL was awarded a 15-year license to operate a nationwide 3G telecommunications network in Pakistan for an aggregate initial spectrum fee of US$300.9 million, which was paid at the time PMCL acquired the license. This 3G license does not entitle PMCL to provide services in AJK and GB. In 2006, PMCL was awarded a 15-year license to provide mobile telecommunications services in AJK and GB.

Further, Warid acquired a 15 year technology neutral license in 2004 for US$291 million. US$145.5 million was paid upfront while the rest was to be paid in ten equal annual installments starting with a four year grace period.

In addition, PMCL and its subsidiaries have other licenses, including LDI, WLL, local loop licenses, licenses to provide non-voice communication services, and licenses to provide class VAS in Pakistan, AJK and GB. The licensees must also pay annual fees to the PTA and make universal service fund contributions and/or research and development fund contributions, as applicable, in a total amount equal to a percentage of the licensees’ annual gross revenues (less certain allowed deductions) for such services.

License fees

Under the terms of its 2G and 3G licenses, as well as its license for services in AJK and GB, PMCL must pay annual fees to the PTA and make universal service fund contributions and/or research and development fund contributions, as applicable (not all of the foregoing are applicable to all licenses), in a total amount equal to 2.5% of PMCL’s annual gross revenues (less certain allowed deductions) for such services, supplemental to spectrum administrative fees.

PMCL’s total license fees (annual license fees plus revenue sharing) in Pakistan (excluding the yearly installments noted above) were US$27.1 million, US$21.1 million and US$20.7 million for the years ended December 31, 2016, 2015 and 2014, respectively. PMCL’s total spectrum administrative fee payments in Pakistan were US$1.0 million for each of the years ended December 31, 2016, 2015 and 2014.

Mobile Telecommunications Licenses in Algeria

2G License

In 2001, OTA was awarded a 15-year license to operate a 2G telecommunications network for an aggregate fee of approximately US$737 million. The license expired in 2016; however, renewal is automatic if the holder has satisfied all of the obligations under the license, which we have. The Autorité de Régulation de la Poste et des Télécommunications (“ARPT”) must provide the holder with a notice of non-renewal six months prior to the expiry of the license if it will not be renewed. We have not received such notice. The renewal has not been made official because the Ministry of Post, Information Technology and Communications (“MPTIC”) is currently reviewing the GSM license terms and will publish a decree renewing the license. We anticipate that the decree will not be published before the fourth quarter of 2017 and that the license will be issued on the same economic terms.

VSAT License

In 2003, OTA acquired a VSAT data-voice license for an aggregate fee of US$2.05 million and renewed the license in 2014 for an additional period of five years, at no additional cost.

3G License

In 2013, OTA was awarded a 15-year license to operate a 3G telecommunications network for an aggregate fee of approximately US$38 million, which was paid in full in 2013. Under the terms of its 3G license, OTA is required to pay an additional annual revenue sharing fee of 1% based on 3G revenues less interconnection costs.

4G/LTE License

In 2016, Optimum was awarded a 15-year license to operate a 4G/LTE telecommunications network for an aggregate fee of US$36 million (based on then-current exchange rates), which was paid in full in 2016. Under the terms of its 4G/LTE license, Optimum is required to pay an additional annual revenue sharing fee of 1% based on 4G/LTE revenues less interconnection costs.

License fees

Under the terms of its 2G, 3G, 4G/LTE and VSAT licenses, OTA is required to pay revenue sharing allocations to the Algerian government and contributions for:

•	The universal service fund (3% of revenues less interconnection costs);

•	Management of the numbering plan (0.2% of revenues less interconnection costs); and

•	Research, training and standardization (0.3% of revenues less interconnection costs).

OTA’s total license fees (spectrum charges plus revenue sharing) in Algeria were US$62.1 million, US$64.3 million and US$85.4 million for the years ended December 31, 2016, 2015 and 2014, respectively, of which US$25.9 million, US$29.2 million and US$30.9 million was related to spectrum charges, and US$36.2 million, US$35.1 million and US$54.5 million was related to revenue sharing, respectively, over the same periods.

Mobile Telecommunications Licenses in Bangladesh

2G License

In November 1996, BDCL was awarded a 15-year GSM license to establish, operate and maintain a digital mobile telephone network to provide 2G services throughout Bangladesh. The license was renewed in November 2011 for a further 15-year term.

3G License

In September 19, 2013, following a competitive auction process, BDCL was awarded a 15-year license to use 5 MHz of 3G spectrum, for which it paid a total cost of BDT 8,677.4 million (inclusive of 5% VAT) (US$111.6 million equivalent), including both a license acquisition fee and a spectrum assignment fee.

License fees

Under the terms of its 2G and 3G mobile licenses, BDCL is required to pay to the Bangladesh Telecommunication Regulatory Commission (“BTRC”) (i) an annual license fee of BDT 50.0 million (equivalent to US$0.6 million) for each mobile license; (ii) 5.5% of BDCL’s annual audited gross revenue, as adjusted pursuant to the applicable guidelines; and (iii) 1% of its annual audited gross revenue (payable to Bangladesh’s social obligation fund), as adjusted pursuant to the applicable guidelines. The annual license fees are payable in advance of each year, and the annual revenue sharing fees are each payable on a quarterly basis and reconciled at the end of each year.

BDCL’s total license fees (annual license fees plus revenue sharing) in Bangladesh were equivalent to US$41.68 million, US$40.6 million and US$37.1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

In addition to license fees, BDCL pays annual spectrum charges to the BTRC, calculated according to the size of BDCL’s network, its frequencies, the number of its customers and its bandwidth. The annual spectrum charges are payable on a quarterly basis and reconciled at the end of each year. BDCL’s annual spectrum charges were equivalent to US$9.8 million, US$9.9 million and US$9.1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Mobile Telecommunications Licenses in Ukraine

GSM Licenses

In Ukraine, “Kyivstar” JSC holds GSM900 and GSM1800 cellular licenses to provide telecommunications services throughout the territory of Ukraine. These licenses were received on October 5, 2011 for a term of 15 years each and will expire on October 5, 2026.

3G Licenses

On February 25, 2015, after an auction process, “Kyivstar” JSC was awarded one of three licenses to provide nationwide 3G services in the 2100 MHz band. The license was issued on April 1, 2015 and is valid for a period of 15 years (until April 1, 2030).

We have also obtained a range of national and regional radio frequency licenses for the use of radio frequency resources in the referred standards and in specified standards—RRL and WiMax. Our network covers approximately 98% of Ukraine’s population (except the Anti-Terrorist Operation (“ATO”) zone where “Kyivstar” JSC is not able to use and control its network).

Mobile Telecommunications Licenses in Uzbekistan

GSM900/1800, 3G and 4G/LTE

We hold a national license for GSM900/1800, 3G and 4G/LTE covering the entire territory of Uzbekistan. The most recent license was an extension granted in May 2016 for 15 years, is effective until August 7, 2031 and requires annual license fee payments.

Unitel LLC also has international communication services license valid until 2026 and for data transfer valid until 2019.

Mobile Telecommunications Licenses in the countries in Others

Country	Licenses (as of December 31, 2016)	License Expiration

Kazakhstan	License to provide mobile services (GSM900/1800, UMTS/WCDMA2100, 4G/LTE800/1800)	Unlimited

Kyrgyzstan	National license to use radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 796-801MHz/83-842MHz	September 28, 2025

	National license to use radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 791-796MHz/832-837MHz	December 27, 2026

	National license to use radio spectrum of 900 MHz, 1800 MHz and 2100 MHz for the entire territory of Kyrgyzstan (technology neutral)	October 30, 2019

	National license for electric communication service activity	Unlimited term

	National license for base station transmission	December 3, 2019

	National license for services on data traffic	Unlimited term

Armenia	Network operation license for the entire territory of Armenia	March 3, 2028

	National licenses to use radio spectrum of 900 MHz, 1800 MHz	March 3, 2023

Country	Licenses (as of December 31, 2016)	License Expiration
and 2100 MHz for the entire territory of Armenia (technology neutral)

Tajikistan	GSM900/1800 license, 3G license and data services license (with permission to use of 800 MHz frequency for 4G/LTE services) for the entire territory of Tajikistan, International call services license	May 12, 2019; July 13, 2020; and December 9, 2020, August 11, 2021 respectively

Georgia	GSM1800 10 MHz frequency licenses	February 1, 2030

	GSM900 5.49 MHz frequency licenses	February 1, 2030

	LTE 800 10 MHz frequency licenses	February 1, 2030

	10 MHz 3G frequency license	December 29, 2031

Laos	2G, 3G, WLL, ISP licenses for the entire territory of Laos	January 23, 2022 (2G and WLL); annual renewal (3G and ISP)

Licenses for Fixed-line Business in Russia

We have fixed-line, data and long distance licenses which are important to our fixed business in Russia, including licenses in respect of Local Communications Services (excluding local communications services using payphones and multiple access facilities, includes FMC), Local Communications Services using multiple access facilities (includes FMC), Leased Communications Circuits Services, Voice Communications Services in Data Transmission Networks (includes FMC), Telematic Services (includes FMC), Intra-zonal Communications Services, Data Transmission Services and Communications Services for the Purposes of Cable Broadcasting (includes FMC) in the main cities of Moscow, St. Petersburg, Ekaterinburg, Nizhny Novgorod, Khabarovsk, Novosibirsk, Rostov-on-Don and Krasnodar. These licenses will expire between October 4, 2017 and February 16, 2021. In addition, we have an International and National Communications Services license for the entire Russian Federation which will expire on December 13, 2019.

The following licenses expire in 2017:

•	Leased Communications Circuits Services in St. Petersburg (October 4, 2017); and

•	Data Transmission Services licenses in St. Petersburg, Nizhny Novgorod, Novosibirsk, Rostov-on-Don and Krasnodar (August 01, 2017).

We have filed, or will file, applications for renewal for all of our licenses that expire in 2017.

Licenses for Fixed-line Business in Ukraine

The table below sets forth the principal terms of the licenses which are important to our fixed-line business in Ukraine.

License Type	Region	Expiration Date
International communication	All of Ukraine	August 18, 2019
Long distance communication	All of Ukraine	August 18, 2019
Local communication	All of Ukraine	August 29, 2020

Licenses for Fixed-line Business in Uzbekistan

We have a fixed-line license valid until 2021, a data license valid until 2021 and long distance licenses which are valid until 2029. These licenses require the payment of annual fees and cover services including local, long distance and international communications, data transmission and internet.

Licenses for Fixed-line Business in Others

Kazakhstan. We have a long distance license which is important to our fixed business in Kazakhstan. This license has an unlimited term, no license fee and covers services including long distance and international connection, traffic termination and transit.

Armenia. We operate a nationwide fixed-line network in Armenia on the basis of a general (fixed and mobile) network operation license, expiring on March 3, 2028. We also have a license to use a 450MHz frequency band for the provision of fixed wireless voice telephony and broadband services in rural areas in Armenia, which expires on March 3, 2023.

Description of Operations of the Italy Joint Venture

As of November 5, 2016, VEON Ltd. owns a 50.0% share of the Italy Joint Venture. We account for the Italy Joint Venture using the equity method. We do not control the Italy Joint Venture. All information related to the Italy Joint Venture is the sole responsibility of the Italy Joint Venture’s management, and no information contained herein, including, but not limited to, the Italy Joint Venture’s financial and industry data, market projections and strategy, has been prepared by or on behalf of, or approved by, our management. VEON Ltd. is not making, and has not made, any written or oral representation or warranty, express or implied, of any nature whatsoever, with respect to any Italy Joint Venture information included in this Annual Report on Form 20-F, other than the financial information that is derived directly from our financial statements. For further information on the Italy Joint Venture and its accounting treatment, see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Italy Joint Venture” “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture” and Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Mobile Business in Italy

Mobile Telecommunications Services

The Italy Joint Venture primarily offers mobile telecommunications services under two types of payment plans: postpaid and prepaid, and markets its mobile, internet, fixed-line voice and data offerings by employing a multibrand strategy for the “WIND” and “3” brands in their respective markets.

Service	Description
Consumer Voice Offerings	The Italy Joint Venture’s consumer voice offerings are tailored to specific market segments, with a variety of option plans, extra telecommunications services and smart devices solutions.

WIND customers can choose between tied postpaid (Fiscal Code or professional with VAT) and untied prepaid portfolios, according to their needs and willingness to pay. The postpaid offer is mainly focused on the Magnum Portfolio for Fiscal Code, with bundles of unlimited minutes/SMS and gigabyte allowances based on customer needs. For professional customers with VAT, WIND offers the all-inclusive portfolio, with differentiation by minutes, SMS and gigabytes. Postpaid customers can also rely on discounts by acquiring the latest devices (smartphones, tablets, etc.) through installment payments.

For WIND, the untied range consists of three main pillars: all-inclusive with minutes, SMS and gigabytes included within the same offer; Noi Tutti, which is only a voice solution, and mobile broadband plans for data-heavy users. Additional gigabytes for all-inclusive bundles specifically targeting young people (under 30 years old) are available. WIND provides data-friendly users with the opportunity to manage their own account via digital channels such as the web, mobile apps and social networks.

Based on the market evolution on one hand and the increased focus on gigabytes on the other, WIND also fosters data consumption by providing customers with appealing and seasonal promotions (e.g. Giga Max limited edition, Ricarica Max). Moreover, WIND offers promotional activities throughout the year, with promotions to boost data usage as well as reward customers with unlimited on-net calls.

“3” offers three tariff plans on a weekly basis from the all-in brand to untied prepaid and to tied prepaid (on a monthly payment basis by credit card or bank account with a discount) that include a set amount of call minutes, SMSs and gigabytes of mobile internet access for a fixed fee. Tied customers with an all-in discounted option can add a smartphone to their offer starting from 0€/month, with a wide selection of smartphone for every budget. On the high value smartphone segment, “3” brand offers, with free prepaid and postpaid tariff plans and “all-in bundles” the chance to change their smartphone with a new one every year. Based on the market evolution on one hand and the increased focus on gigabytes on the other, “3” also fosters data consumption by providing customers with appealing and seasonal promotions.

Service	Description
Corporate Voice Offerings	The Italy Joint Venture provides corporate voice services to large corporate customers, SMEs and SOHOs, through its corporate voice offerings. For large corporate customers, who often solicit tenders for their mobile telephone requirements on a competitive basis, the Italy Joint Venture offers customized services tailored to their specific requirements.

For WIND SME clients, WIND offers a new mobile portfolio “Giga Smart Share,” which reinvents the value proposition with a disruptive product to address increasing needs in terms of data traffic, efficiency and flexibility. “Giga Smart Share” allows users to share the internet traffic in both multi-users and multi-device mode. Different data baskets and tariffs plans and additional options complete the portfolio.

For WIND SOHO customers, WIND offers more standardized products, such as all-inclusive tariff plans that offer customers a set amount of calling minutes, SMSs and gigabytes of mobile internet access for a fixed monthly fee. WIND also offers a variety of add-on options to its standard corporate voice offerings. As interest in apps is growing, with the aim of bringing greater mobility to business processes, WIND launched the Enterprise Mobility Services through strategic partnerships and vertical System Integrator agreements. Innovative digital services have also been developed for corporate customers allowing them to create a personalized website, a certified web mail and Mobile POS.

WIND and “3” offer SME and SOHO customers standardized products, such as all-inclusive tariff plans that offer customers a set amount of calling minutes, SMS and gigabytes of mobile internet access for a fixed monthly fee.

During 2016, several commercial campaigns were carried for “3” business customers during which prepaid tariff plans Unlimited and Unlimited Plus without smartphones were promoted. Moreover, in February 2016, a new offer Ufficio 3 was launched and in April 2016, it was supported by the extended version of Ufficio 3 Plus. These two offers aim to satisfy the needs of professional and small office customers through a combined solution for voice/data mobile.

Data and Value Added Service Offerings.	The Italy Joint Venture provides a variety of mobile data services and VAS for telephone and computer to its consumer and corporate customers. The Italy Joint Venture offers bundle options, suited for both prepaid and postpaid customers, which include minutes of voice traffic, SMS, and mobile internet browsing for a fixed fee.

Mobile Internet	Mobile customers can connect their mobile phones to the internet using GSM, GPRS, 3G or 4G/LTE technologies. WIND renewed its data portfolio with innovative options like the “Internet 5 Giga” and “Open-Internet 12 GB,” which allows data customers to share the total amount of the data bundle with family members.

Service	Description
“3” offers several different tariff data plans to fulfil the needs of every mobile internet user: untied prepaid plans for occasional or tablet users and tied prepaid offers (monthly payment by credit card or bank account) that include a Wi-Fi router and set amount of gigabytes for a fixed fee. Contract data plans include a Wi-Fi router and set amount of gigabytes, plus an overall advantage called “Night Free,” a special feature that allows customers unlimited data traffic free of charge every night from 0:00 to 8:00 am. Finally, “3” developed an innovative offer called “Express,” a single-use data SIM specially tailored for tourists that allows customer to buy a fixed amount of gigabytes and use them within a very long timeframe (3 months).

PC Mobile Internet	Mobile customers can connect their mobile phones to a computer to be used as a modem to browse the internet using GSM, GPRS, 3G or 4G/LTE technologies. In addition, the Italy Joint Venture’s customers can directly connect their PC to the internet using a dongle with a SIM card.

SMS and MMS	SMS offerings provide users with information such as news, sports, weather forecasts, horoscopes, finance and TV programming information, as well as a selection of games, ringtones, a chat service for customers as well as services specifically targeted at students. MMS provides multimedia (photo, video and sound) content, such as sports events, news, gossip and music.

Content and Innovative Services	WIND renewed its partnership with Google and Microsoft for carrier billing and enhanced roll out of mobile ticketing. WIND is continually improving the MyWind App and launched the Wind Talk App, an Instant Messaging App connected to the MyWind App with exclusive features of airtime, credit transfer, P2P, and direct Chat with its Customer Care and with its shops.

In 2014, WIND introduced a concept called “Digital Home & Life” in the main WIND store in Rome. In the store, as well as online, WIND’s customers can choose and buy new technological devices to interact with their smartphone and, within their house, to manage aspects of their life and home, such as wellness and entertainment.

At the beginning of November 2016, WIND released on both the Android and IOS digital stores, the new VEON app. The app is an innovative engagement platform that combines traditional communication features with the most innovative OTT services. The new app is available to everyone, but WIND’s customers have additional advantages in terms of free data traffic and other exclusive rewards such as one gigabyte as a free welcome, 100 megabytes per day, chat and calls without consuming traffic and a 10% discount on the current offer when registering a credit card.

The Italy Joint Venture is also continually improving and updating three main apps for former 3 customers under the “3” brand to offer the best user experience to its customers: Area Clienti 3, 3Mobility and MyWebFamily.

Service	Description
Area Clienti 3 is a Self Care app that allows “3” customers to verify phone credit and keep thresholds for voice and data traffic under control. Customers can also use the app to configure and customize their tariff plan by activating/deactivating additional options and services. The app also has a dedicated area for the Top Up feature and a control panel to manage VAS deactivation. Area Clienti 3 is also used as a main channel for upselling new offers dedicated to customers.

The 3Mobility App offers a simplified user interface to use the Mobile Ticketing service: through the app all “3” customers can purchase tickets for public transports (Bus, Metro, etc.), parking and ZTL using their phone credit or billing account. From the app, each customer can select the city where the service is available and get their ticket with one click. The ticket purchase is then confirmed by SMS.

MyWebFamily is an app dedicated to 3 Mobile Broadband customers that allows them to remotely manage Wi-Fi devices such as WebCube and WebPocket. Customers can keep data traffic and thresholds under control, check the internet connection of their Wi-Fi router and manage all attached devices (Tablet, PC, smartphones, etc.).

Roaming	The Italy Joint Venture’s mobile customers can use mobile services, including SMS, MMS and data services where available, while roaming in other countries. Roaming coverage outside Italy is provided through WIND’s roaming agreements with approximately 503 international operators in 220 countries as of December 31, 2016, as well as 3 Italia’s roaming agreements with approximately 491 international operators in 190 countries as of December 31, 2016.

Handset Offerings	The Italy Joint Venture offers its customers a broad selection of handsets and internet devices sourced from a number of suppliers. The Italian market is a predominantly prepaid market and, as a result, mobile operators generally have provided limited handset subsidies and only to higher value customers.

Distribution—Mobile Business in Italy

For corporate customers in Italy, the Italy Joint Venture uses different marketing strategies depending on the nature and size of a customer’s business. For large corporate customers and SMEs, the Italy Joint Venture’s marketing efforts are more customized and institutional in nature, and include one-on-one meetings and presentations, local presentations and presentations at exhibitions. For the SOHO market, the Italy Joint Venture advertises in the professional and general press and use airport billboards.

The Italy Joint Venture sells consumer mobile products and services, including SIM cards, scratch cards and handsets through a significant number of points of sale. As of December 31, 2016, the Italy Joint Venture had 153 owned stores and 496 exclusive franchised outlets both operating under the WIND name as well as 486 flagship stores and 717 franchising operating under the “3” name. During 2016, the Italy Joint Venture has also utilized 3,037 non-exclusive points of sale and 804 electronic chain store outlets both coming from the WIND point of sales infrastructure, as well as 5,350 other point of sale coming from the “3” point of sales infrastructure. The Italy Joint Venture also sells a portion of its consumer services online through its websites.

Customer experience is a strategic element of differentiation in the market for the Italy Joint Venture. Through the Customer Experience Development Function, the Italy Joint Venture aims to ensure the continuous improvement of customer satisfaction, developing a customer experience model with the fundamental support of all business functions. The model development is carried out using the Net Promoter System methodology. The NPS is an indicator that correlates loyalty and growth levels. NPS is now central to the Italy Joint Venture’s strategy; in addition to being measured periodically through market research, NPS is also used as a tool for continuous monitoring of customer perception when interacting with all of the Italy Joint Venture’s touch points. Using this measurement and through the mapping of all the phases of the customer journey, the Italy Joint Venture can better assess the level of customer satisfaction and implement improvement actions.

Competition—Mobile Business in Italy

The mobile telecommunication market in Italy in which the Italy Joint Venture operates is characterized by high levels of competition among service providers. The Italy Joint Venture expects this market to remain competitive in the near term, and competition may be exacerbated by further consolidation and globalization of the telecommunications industry. Additionally, in the second half of 2017, the French operator Iliad is expected to launch in the Italian market as a new mobile operator and as a beneficiary of the remedy package agreed with the European Commission for the completion of the Italy Joint Venture. In the Italian mobile telecommunications market, the Italy Joint Venture’s main competitors are Telecom Italia, operating under the “TIM” brand name, and Vodafone Italy, operating under the “Vodafone” brand name. Telecom Italia and Vodafone Italy have well established positions in the Italian mobile market. During 2016, Italian operators have continued to develop voice and data services offers with promotions, discounts, bundle upgrades and complementary services, with the intention of attracting new customers and maintaining established customers with advantages and/or discounts. The traffic cap in bundle offerings continued to increase over time, particularly in relation to internet navigation, while new value-added digital services were launched for both consumer (e.g. media) and professional users (e.g. business software and cloud services). The 4G/LTE network continued to be the core of the offerings of the major players and is frequently included in promotions. Innovative value added services continued to play an important role in operator strategies and were included in multimedia services offers, with a focus on M2M applications and IoT.

Telecom Italia, as the incumbent in the market, has the advantage of longstanding relationships with Italian customers. Vodafone Italy is well positioned in the market and is perceived as having a technologically advanced and reliable network in the market. According to Analysys Mason, the network operators in Italy offered mobile telecommunications services to approximately 85.9 million registered customers as of December 31, 2016, representing a mobile penetration rate of approximately 143.7% of the Italian population compared to 87.1 million customers and a mobile penetration rate of approximately 145.7% in 2015.

The following table shows the Italy Joint Venture’s and its principal competitors’ respective mobile customer numbers in Italy as of December 31, 2016:

Operator	Customers (in millions)
Italy Joint Venture (WIND plus 3 Italia)	31.3
Telecom Italia	30.6
Vodafone Italy	24.1

Source: Analysys Mason.

Mobile Telecommunications Licenses in Italy

GSM1800 and GSM900

The Italy Joint Venture has a license to provide mobile telephone services in Italy using digital GSM1800 and GSM900 technology. This license is due to expire on June 30, 2018. In the Italian Budget Law 2017, the

Italian government sets out the conditions and formal procedure to be followed by operators holding GSM spectrum rights of use wishing to extend such rights until December 31, 2029 and also obtain freedom to use such spectrum under a technology neutrality regime.

3G license

Both WIND and 3 Italia (now comprising the Italy Joint Venture) acquired 3G licenses in 2001, which were initially expected to expire in 2021, but were extended to December 2029. In light of the authorization received from the Italian Ministry of Economic Development (“MISE”) regarding the transfer of spectrum rights of use from WIND and 3 Italia to the French operator, Iliad as remedy taker in the completion of the Italy Joint Venture (7 blocks of 2x5MHz each in 900, 1800, 2100 and 2600MHz bands), the Italy Joint Venture will have to submit a request for the extension to the MISE for the 2100MHz spectrum rights of use from December 2021 to December 2029.

4G/LTE

WIND and 3 Italia have licenses for 4G/LTE spectrum rights of use in 800, 1800 and 2600 MHz bands. Such spectrum rights are due to expire in December 2029. Below is a list of the mobile access spectrum blocks, on a band by band basis, that will be held by the Italy Joint Venture once the release of spectrum to Iliad has been completed, which the Italy Joint Venture anticipates will be by 2019:

•	800 Band—2 blocks of 2x5 MHz

•	900 Band—2 blocks of 2x5 MHz

•	1800 Band—4 blocks of 2x5 MHz

•	2000 TDD Band 5+5 MHz

•	2100 Band—4 blocks of 2x5 MHz

•	2600 Band—4 blocks of 2x5 MHz

•	2600 TDD Band 15+15 MHz

Fixed-line Business in Italy

Description of Fixed-line Services in Italy

In Italy, the Italy Joint Venture offers a wide range of fixed-line voice and internet broadband services. The Italy Joint Venture offers these services to both consumer and corporate customers under the Infostrada brand (our fixed-line voice, broadband and data services brand in Italy).

The Italy Joint Venture’s fixed-line voice customer base in Italy consisted of approximately 2.7 million customers as of December 31, 2016. Its direct customers mainly comprise LLU customers.

The Italy Joint Venture offers voice and broadband internet services to direct customers by renting from Telecom Italia the “last mile” of the access network, which is disconnected from Telecom Italia equipment and connected to the Italy Joint Venture’s equipment in telephone exchanges. In the areas where the Italy Joint Venture does not have direct access to the network via LLU, customers can request wholesale services though the Italy Joint Venture, though the Italy Joint Venture no longer actively markets such wholesale services. In April 2016, WIND signed a strategic and commercial partnership with Enel Open Fiber (“EOF”) for the nationwide development of the ultra-broadband fixed-line network in Italy. In May 2016, the first customers were connected in Perugia throughout the EOF infrastructure with the possibility to reach up to 250 municipalities in the future.

Service	Description
Internet and Data Services	In the broadband access market in Italy, the Italy Joint Venture mainly offers its products directly through LLU and Fiber. The Italy Joint Venture offers broadband mainly to direct customers, so long as the line is ADSL or ADSL 2+ capable.

In 2016, the contract offer “Casa3” was launched, which is dedicated to the home internet customer, as a competitive alternative to DSL, that includes a custom designed, 3-branded Wi-Fi router (PocketCube), plus “Night Free” functionality.

The Italy Joint Venture also offers fixed-line voice and broadband services, both DSL and Fiber in Italy, through bundled offerings such as “All Inclusive” and “Absolute” packages, which for a fixed monthly fee, provide customers with a fixed-line voice service and unlimited connectivity to broadband. In addition, the Italy Joint Venture offers a discount to fixed-line customers who also are mobile subscribers with an All Inclusive postpaid or prepaid offer.

For LLU customers only, the Italy Joint Venture continues to offer the “ADSL Vera” concept that allows a variable maximum download speed up to 20 Mbps, depending on the quality of the copper network utilized, with no additional charges. For Fiber customers may access a speed of up to 100 megabytes.

For corporate customers, the Italy Joint Venture has developed several innovative and digital services such as Cloud including IaaS (Infrastructure as a Service), Data Center, and SaaS, characterized for being fast, simple and flexible.

Consumer Voice Offerings	Throughout Italy, the Italy Joint Venture provides traditional analog voice telephone service, or “PSTN access,” digital fixed-line telephone service, or “ISDN access,” and VAS, such as caller ID, voicemail, conference calls, call restriction, information services and call forwarding. However, an increasing number of customers in Italy subscribe to bundled fixed-line voice and internet broadband offerings.

The Italy Joint Venture provides PSTN, ISDN and VoIP fixed-line voice services, data services, VAS and connectivity services to corporate customers, including large corporate customers, SMEs and SOHOs.

For larger corporate customers, the Italy Joint Venture typically tailors its offers to the needs of the customer and, where applicable, to competitive bidding requirements. The Italy Joint Venture offers its large corporate customers direct access to its network through microwave links, direct fiber optic connections or, where the Italy Joint Venture does not offer direct access, via LLU, dedicated lines leased from Telecom Italia. The Italy Joint Venture also offers large corporate customers national toll free and shared toll. The Italy Joint Venture typically offers SME and SOHO customers off the shelf plans rather than bespoke offerings.

The Italy Joint Venture’s offerings are tailored for SOHO customers and include the “All Inclusive Business,” providing

Service	Description
unlimited calls to national fixed and mobile networks and unlimited internet access and the “WIND Impresa” offer, which provides 6 to 60 simultaneous voice calls on VoIP technology and a combined service for renting, running, and maintaining telephone switchboards. For SME customers, the Italy Joint Venture offers the “All Inclusive Aziende,” a VOIP and connectivity service with fiber up to 50 megabytes and the “Wind Smart Office,” small large and extra-large. The Virtual IP PBX offer provides 3/15 simultaneous calls to and from landline phones, fiber up to 50 megabytes and unlimited calls to all fixed and mobile national and international operators.

Distribution—Fixed-line Business in Italy

In Italy, the Italy Joint Venture markets its fixed-line voice, broadband and data services primarily through its “Infostrada” brand.

The main sales channels for fixed-line voice and broadband services are represented by the shops and the toll-free number “159.” In the internet access market for consumer customers, the “Infostrada” web portal is an important and growing distribution channel. The Italy Joint Venture utilize sales agencies, call centers and a direct sales force to target sales of fixed-line voice and internet services to corporate customers. In 2016, WIND, and subsequently the Italy Joint Venture, continued to adopt almost exclusively pull sales channels, which are more effective and efficient, in order to increase the fixed business marginality.

Competition—Fixed-line Business in Italy

In the Italian fixed-line voice market, the incumbent operator, Telecom Italia, maintains a dominant market position. Telecom Italia benefits from cost efficiencies inherent in its existing telecommunications infrastructure over which it provides its fixed-line coverage. As the main Italian telecommunications provider, Telecom Italia also benefits from corporate and public sector customers, coupled with recognition and familiarity. Swisscom and Vodafone have entered the fixed-line internet, voice and data markets by buying Fastweb S.p.A. and Tele2 (successively rebranded TeleTu), respectively. We expect that the fixed-line telecommunications market will remain competitive as a result of the presence of international competitors, with the introduction and growth of new technologies, products and services. During the 2016 year, operators have announced increasing speed in bundles, including digital services such as streaming video for consumer profiles and solutions supporting the digitalization of enterprises. Operators have continued the extension of the fiber optic network, with direct investment and with different agreements and partnerships. According to our internal estimates, four service providers, Telecom Italia, the Italy Joint Venture (with its fixed-line voice, broadband and data services brand Infostrada), Vodafone Italy and Fastweb accounted for approximately 94.5% of the total broadband fixed services actually accessed in the Italian market as of December 31, 2016.

Based on the Italy Joint Venture’s internal estimates, as of December 31, 2016, Telecom Italia had approximately 7.2 million broadband customers in Italy, representing a market share of approximately 48.6% of broadband retail connections, followed by FastWeb with approximately 2.4 million broadband customers, representing a market share of approximately 15.9% of broadband retail connections, the Italy Joint Venture with approximately 2.3 million active broadband customers, representing a market share of approximately 15.6% of broadband retail connections and by Vodafone, with approximately 2.1 million broadband customers representing a market share of approximately 14.3% of broadband retail connections. All other fixed-line operators had in the aggregate approximately 0.8 million broadband customers, representing a market share of approximately 5.5% of broadband retail connections.

Licenses—Fixed-line Business in Italy

In Italy, fixed-line services are provided pursuant to several 20-year licenses obtained from the Italian Ministry of Economic Development in 1998. Such licenses expire in 2018 and are renewable according to Code of Communication terms.

Research and Development—Italy

The Italy Joint Venture has been providing significant additional investment to drive development of Italy’s digital infrastructure, increasing reliability, coverage and speed. During 2016, WIND, and following the Italy Joint Venture transaction, the Italy Joint Venture continued to invest in research initiatives for new technologies and broadband services in both the fixed-line and mobile sectors, with a particular focus on “green” aspects and opportunities from the big data approach. WIND established a Financed Projects team in 2008 to monitor, study and test technological and business trends from a medium/long-term perspective, in cooperation with internal business and technology divisions, to follow the innovation opportunities aligned with WIND’s strategy. The team developed relationships with leading national and international universities and research institutions, co-sponsoring new ideas and participating in EU development initiatives. We do not separate our research and development spending in our accounts.

Mobile Telecommunications Equipment and Operations—Italy

The Italy Joint Venture has a tower services agreement with Galata for an initial term of 15 years for the provision of a broad range of services on the sites. As of December 31, 2016, the Italy Joint Venture owned 287 radio centers (for all of which it owns the towers and equipment rooms, and for approximately 120 out of 287, it also owns the land where the radio centers are located), 586 towers, approximately 1,800 towers on rented locations, excluding roof top sites, on which antennas for radio coverage are installed (considering also the effect of the Galata towers transaction), and approximately 1,000 other minor towers. For information regarding the sale of a majority stake of WIND Italy’s tower subsidiary, Galata, see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Disposal of Non-Core Assets and Network and Tower Sharing Agreements.”

Fixed-line Telecommunications Equipment and Operations—Italy

The Italy Joint Venture has an integrated network infrastructure providing high capacity transmission capabilities and extensive coverage throughout Italy. The Italy Joint Venture mobile and fixed-line networks are supported by over 34,997 kilometers of fiber optic cable backbone in Italy and 6,656 kilometers of fiber optic cable MANs, as of December 31, 2016. This network in Italy uses a common system platform, which is referred to as the “intelligent network,” for both our mobile and fixed-line networks.

As of December 31, 2016, the Italy Joint Venture had 1,938 LLU sites for direct customer connections (approximately 70% of the population is covered), and had interconnections with the incumbent operator in order to offer voice and data services to the rest of the population.

IP Network, based on MPLS hierarchical backbone and connected to main national and international operators, is developed in all of Italy and it is able to offer fixed and mobile broadband services to consumer and corporate customers.

The Italy Joint Venture internet network access is implemented by an all-IP network, with over 50 POPs, for direct (xDSL) and indirect internet access services, as well as VPN (xDSL, Fiber Optics). The IP nodes access network consists of 61 BRAS for consumer services and 84 Edge Routers for Business application, located in POPs to ensure optimal coverage of the national territory.

WIND has a commercial agreement with Metroweb and Enel Open Fiber to enable WIND to provide customers with access to “fiber to the home” technology. WIND began to offer high-speed services in fiber to the home technology in Milan in 2013 under a contract with Metroweb, where it marketed offers in fiber optic technology, which allows the end user to reach download speeds of up to 100 Mbps and upload speeds of up to 10 Mbps. During 2016, our “fiber to the home” service has been extended to Torino, Bologna and Perugia with the intent, in the next future, to cover other cities through leveraging on the agreement signed with Enel Open Fiber. In 2015, WIND also developed a commercial offer based on Fiber to the Cabinet technologies.

Regulatory

For a description of the material effects of government regulations on our main telecommunications businesses, see “Exhibit 99.2—Regulation of Telecommunications.”

Seasonality

Our mobile telecommunications business is subject to certain seasonal effects. Generally, revenue from our contract and prepaid tariff plans tends to increase during the December holiday season, and then decrease in January and February. Mobile revenue is also higher in the summer months, when roaming revenue increases significantly as customers tend to travel more during these months. Guest roaming revenue on our networks also tends to increase in the summer period. Our fixed-line telecommunications business is also subject to certain seasonal effects. Among the influencing factors is the number of working days in a given period, as well as periods of vacations. Generally, our revenue from our fixed-line telecommunications business is lower when there are fewer working days in a period or a greater number of customers are on vacation, such as during the December holiday season and in the summer months.

Research and Development

We are working to develop our digital interaction, and in 2016, opened software development centers in Amsterdam and London. These centers are focused primarily on developing the VEON internet platform. In addition, we are experimenting with a number of approaches to big data/analytics in order to facilitate data monetization across our operating companies.

We continue to move toward a high-speed broadband connection environment deploying new technologies in fixed-line and mobile networks. We are also introducing new network technologies aiming to improve customer experience, optimize network usage and increase investment efficiency, such as step-by-step migration to new Radio Access technologies and next generation architecture through NFV. We continue to implemented technologies to improve voice quality, such as TFO, TrFO, AMR, HD voice codecs and VoLTE. TFO and TrFO are technologies that remove voice transcoding operations during the call so the voice quality can be improved and resources in media gateways can be saved. AMR is a technology that dynamically adapts the coding rate to the radio conditions in order to deliver optimum voice quality. HD Voice is a set of high definition codecs that provides high-definition voice quality during the call. VoLTE is a technology that enables voice calls over 4G/LTE network with higher voice quality and lower call setup times. These technologies are being implemented in commercial networks in VEON Ltd.’s operational companies after testing to ensure the quality of the network. In addition, we are testing new technologies for Voice Over Wi-Fi, which will enable better indoor coverage for voice (and data) communication in our customer’s home and offices.

In the area of data services, we have successfully migrated all mobile data traffic in five countries to a virtualized technology, ZTE’s vEPC, which has proven to be a very stable technology that will bring substantial cost savings in operations and investments compared to legacy solutions for mobile data. For information on export and re-export controls on ZTE, see “Item 3—Key Information—D. Risk Factors—Risks Related to the Industry—We depend on third parties for certain services and products important to our business.” The introduction of network virtualization will continue in all countries of operation during 2017 based on procurement tender results achieved in 2016. It will then also include areas other than data services.

We are investing in radio access technologies that will ensure a high level of quality of our mobile broadband services in the future, such as 3G/HSPA+ and 4G/LTE, and we are rolling out Single-RAN network technology to optimize our investments and support multiple mobile communications standards on a single network and set of equipment. We have acquired new spectrum in several operating companies to boost our network capacity, enhance spectral efficiency and enable the launch of new Radio Access Networks Technologies, e.g. the 4G/LTE spectrum in 1800 MHz band in Russia, Algeria and other countries. We have also migrated old solutions for fixed wireless replacement to 4G/LTE solutions in the 450 MHz band in Armenia, which will give data services comparable to ADSL to customers that did not have the possibility to get internet connectivity before, in addition to provide superior 4G/LTE coverage at very low cost.

We have now launched 4G/LTE in all countries, except in Ukraine and Bangladesh where the regulators have not yet released any 4G/LTE spectrum. The 4G/LTE spectrum in those countries is expected to be released in 2017.

In Pakistan, we achieved 4G/LTE service to Jazz (previously Mobilink) customers through the acquisition of Warid and the subsequent merger of the networks. The merger also enabled 3G services to all Warid customers, who previously only had 2G and 4G/LTE service. The two networks, including all technologies (2G/3G/4G/LTE), were fully merged during 2016. With the merged network, we are now able to dismantle overlapping base stations and merge the core network nodes into a common network, achieving major savings in operational costs.

In Russia, we have signed a letter of intent with Huawei for the joint research and testing of technologies underlying 5G networks. Our cooperation with Huawei is intended to define the steps for the development of 5G “Beeline” networks as part of VEON’s strategy of digital transformation. In addition, it will assist Huawei in creating solutions which fully meet market requirements. Under the agreement, we expect that in the first quarter of 2017, we will test innovative LTE-U technology (LTE-Unlicensed) and LTE-Advanced Pro features, designed to improve the user experience with respect to data transmission. These studies will help develop new technologies and standards, and assist PJSC VimpelCom in creating a next generation of network, improve service quality and launch new digital services to its customers.

We have also signed a management services agreement with Huawei for full network maintenance outsourcing in Russia for five years. In addition, we are in the advanced stages of negotiating an agreement concerning network management with Nokia in Russia, which we expect to execute in the near term.

We are also developing the IoT in Russia. Throughout 2017, several companies in Russia expect to develop and test IoT technology, computer interaction (M2M), virtual radio and solutions for public safety. In addition, the parties have agreed to test a number of features to increase network speed and reduce network latency during data transmission.

For a discussion of research and development for the Italy Joint Venture, please see “—Description of Operations of the Italy Joint Venture—Research and Development—Italy.”

For a discussion of the risks associated with new technology, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to the Industry—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially harm our business.”

Property, Plant and Equipment

Information Technology

In June 2016, we entered into a US$1 billion long-term global software agreement with Ericsson. Under the agreement, Ericsson has agreed to develop, implement, and service over a seven year period, new software and cloud technologies across VEON’s customer-facing IT infrastructure. We continue to work closely with Ericsson on the timing and rollout of the development and implementation across the group. For a discussion of the risks associated with our dependence on third parties for certain services and products important to our business, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to the Industry— We depend on third parties for certain services and products important to our business.”

Mobile Telecommunications Equipment and Operations

Mobile Telecommunications Network Infrastructure

GSM, 3G and 4G/LTE Advanced technologies are based on “open 3GPP standards,” which means that standard compliant equipment from any supplier can be added to expand the initial network. Our GSM/GPRS/EDGE/3G/4G/LTE/LTE Advanced networks, which use mainly Ericsson, Huawei, Nokia Solutions and Networks, Cisco Systems and ZTE Corporation equipment, are integrated wireless networks of radio base station equipment, circuit and packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. We manage all major suppliers centrally to benefit from the group’s purchasing scale and monitor the commercial terms across the group. We select suppliers based mainly on compliance with technical and functional requirements and total cost, seeking to optimize network operations and provide the best value and experience to our customers.

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

During 2016, we entered into several agreements with other operators for radio network sharing, where we either share the passive equipment, physical site and towers, or active sharing, where we also combine the operation of the radio equipment and/or share spectrum with other operators. Network sharing brings not only substantial savings on site rentals and maintenance costs but also on investments in equipment for rollout of new base stations. In Russia, we have agreements with MTS and MegaFon in different regions and for different technology combinations, respectively. In August 2016, we have entered into a network sharing agreement with Kcell Joint Stock Company (“Kcell”) for the joint deployment of 4G/LTE services in Kazakhstan. The agreement aims to benefit customers without restricting competition between the two companies. The two mobile network operators will undertake joint planning of the combined network in order to generate greater cost efficiencies and a significantly accelerated roll-out of 4G/LTE across the country. The shared network will be managed by combined teams from Beeline Kazakhstan and Kcell.

For a discussion of the mobile telecommunications equipment and operations for the Italy Joint Venture, please see “—Description of Operations of the Italy Joint Venture—Mobile Telecommunications Equipment and Operations—Italy.”

Fixed-line Telecommunications Equipment and Operations

Russia

Our fixed infrastructure consists of two primary parts – our transport network and fixed core network.

Our transport network is designed and is continually developed to carry voice, data and internet traffic of mobile network, FTTB and our fixed-line customers. The main technologies in a transport network are fiber optics and microwave links. In some cases, satellites are used to provide connection with remote and hard-to-reach areas. Following and acquisition of fixed regional operators, we now have copper line connection, which we use in limited amounts for B2C services. Our fiber optics network consists of four parts designed for specific goals: international lines, domestic main lines, zonal and local.

International lines are located outside Russia and are designed to ensure connection with international operators and channels for our clients.

Main lines are the backbone of our fiber optics for Mobile, Fix and FTTB. Consisting of the Big European Ring (main fiber ring) and a few rings in the Central, Ural, Siberia and South and North Caucasus regions, the network connects the major cities in the Western part of Russia and the Eastern part up to and including Siberia. We also lease capacity from Rostelecom and TransTelecom to reach the Far-Eastern part of Russia, and our network extends to Yakutsk, Vladivostok and Sakhalin. Two chords links provide additional protection and capacity for the Big European Ring. The total length of our Intercity optical cable network is 63,195 kilometers. There are protected optical lines connecting Moscow and St. Petersburg, and which pass to Stockholm, London and Frankfurt. Two independent optical lines connect our optical networks in Russia and Ukraine. Three cross-boundary lines to Kazakhstan provide our connections to Kazakh, Uzbek and other Asian telecommunication operators. The active infrastructure of main lines is based on DWDM technology, with IP on top, and is organized into a single architecture called IP backbone. Zonal or intraregional transport networks connect our sites and sites in small towns and the countryside within each federal territory. We also have local fiber networks constructed in more than 220 cities, which are designed for multiservice traffic within city borders built on MEN technology. All of the networks are connected and share resources where required. The total length of our zonal and local fiber cables is 108,469 kilometers. Our primary vendors of active optical equipment are Cisco, Juniper, Huawei, Ciena and ECI. Microwave technology is mainly used to provide access to the final destination (base station or client). We use modern, high capacity (150+ Mbps) microwaves from leading telecommunication vendors such as Ericsson, Huawei, Nec, Aviat.

We use a three tiered architecture for our fixed core network (voice) to ensure correct and efficient traffic management and answer business demands: local, zonal and federal. The local voice networks are mainly used to provide telephony services for B2B customers and are in 189 cities. In an effort to minimize payments to incumbent local operators for voice transit and reduce traffic loop by direct connection with external mobile and fixed operators, we introduced zonal switches in 57 Russian regions (regional level).

Our federal transit network consists of six international transit exchanges, eight intercity communications transit exchanges installed in each of the federal districts of Russia, and connection points (access nodes) located in each region of Russia. We use this network to optimize our investments for serving of interregional and international traffic and to simplify architecture management, as well as realize our fixed operator federal license.

Ukraine

Our transport network is designed to provide a full range of telecommunications services for corporate and enterprise customers, including: Private Leasing Channel, voice, IP voice, L2VPN, IP VPN, and internet access. The information provided below does not include the Donetsk and Lugansk regions of Eastern Ukraine.

Our transport network is based on our optical cable network utilizing DWDM, SDH and IP/MPLS equipment. The DWDM and SDH networks connect all the main regional and mid-sized cities of Ukraine. All our DWDM and SDH optical networks are fully ring-protected (except for secondary towns) and can be self-healing which is necessary to prevent downtime of the transmission network. Our core IP/MPLS network is fully mesh-protected, meaning that the recovery mechanisms which provide different levels of protection or restoration against different failure modes are available for network uptime. It connects all the main regional cities of Ukraine. The total length of our fiber optic cables is 20,068 kilometers.

Our interregional and metro transport networks are based on our optical cable and microwave systems utilizing SDH, PDH, Ethernet and IP/MPLS technologies. We have deployed metro SDH and IP/MPLS optical networks in more than 116 cities of Ukraine. The total length of fiber cables constructed within cities is 23,754 kilometers.

As of December 31, 2016, we had constructed and owned a 43,822 kilometer fiber optic network, including 20,068 kilometers between cities, 14,848 kilometers inside cities, and 8,906 kilometers of local FOL for FTTB, which is connected to the local PSTN in Kyiv, to other major metropolitan areas in Ukraine, and to our gateway.

Uzbekistan

In Uzbekistan, we provide a wide range of fixed-line services, such as network access and hardware and software solutions, including configuration and maintenance. Our joint venture’s (Buzton) network provides international telephony and internet access through JSC Uzbektelecom. Buzton’s network consists of 95 nodes situated throughout Uzbekistan. We have our own basic fiber optic digital network in the cities of Tashkent, Zarafshan, and Uchkuduk, covering more than 485 kilometers with connection to 30,456 FTTB ports, and copper cables, providing services through 14,848 ADSL ports, that allow users to connect and to access services in nearly all regions of Uzbekistan. Our main line in Tashkent is based on fiber optic equipment.

Armenia

ArmenTel’s fixed-line infrastructure covers all districts of Armenia with a full set of equipment (international gateway, digital-analog exchanges, remote access telephone nodes, MSANs, internet protocol digital customer line access multiplexers, fiber and copper wire access networks, fiber optic backbone network and data access network). Its network consists of 221,008 ADSL ports, 2,015 buildings provided with FTTB fiber access and 167 Central Offices (telephone exchanges, MSANs, remote nodes), of which 130 are digital. ArmenTel also provides interconnection with international operators and national mobile operators in Armenia. ArmenTel’s CDMA Wireless Local Loop network is used to provide fixed-line telephone services to rural customers but it will be replaced by a 4G/LTE solution on a 450 MHz spectrum. After successful trials, the replacement launched during 2016.

Kazakhstan

Our subsidiaries TNS-Plus LLP and KaR-Tell LLP provide a wide range of fixed-line telecommunications services, including internet access, ADSL, FTTB, Wi-Fi, WiMax, VoIP, VPN and VSAT. TNS-Plus owns more than 13,000 kilometers of fiber optic main lines across Kazakhstan, which are based on Huawei SDH/DWDM equipment. As of December 31, 2016, we had approximately 260,000 customers connected via FTTB technology in Kazakhstan.

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

As of December 31, 2016, we had more than 2.1 million customers connected to our FTTB network in Russia. The network operates in 147 cities across Russia, 32 across Kazakhstan and three across Uzbekistan.

Italy Joint Venture

For a discussion of the fixed-line telecommunications equipment and operations for the Italy Joint Venture, please see “—Description of Operations of the Italy Joint Venture—Fixed-line Telecommunications Equipment and Operations—Italy.”

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

For a discussion of the risks associated with new technology, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to the Industry—Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our intellectual property rights will be adequate” and “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—New intellectual property laws or regulations may require us to invest substantial resources in compliance or may be unclear.”

Buildings

The primary elements of our material tangible fixed assets are our networks, as discussed above at “—Mobile Telecommunications Equipment and Operations” and “—Fixed-line Telecommunications Equipment and Operations.”

In Russia, we own five buildings consisting of approximately 26,000 square meters at 10, Ulitsa 8 Marta in Moscow. We use these buildings as an administrative office, technical center, warehouse and operating facility. In addition, we own five buildings on Lesnoryadsky Pereulok in Moscow, constituting approximately 15,360 square meters, which are used as an administrative office, warehouse and operating facility. These buildings also house the main switches for our Moscow 3G/GSM network and our main and reserve IT centers. We have other offices at 4, Krasnoproletarskaya Street, in the center of Moscow. These consist of two leased administrative buildings of approximately 30,000 square meters. We own a portion of a building in the center of Moscow on Ulitsa 1st Tverskaya Yamskaya consisting of approximately 3,000 square meters that we use as a customer service center, administrative and sales office. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

In Pakistan, our subsidiary PMCL owns a number of properties consisting of over 28,000 square meters in Karachi, Lahore, Faisalabad and Islamabad. These properties are used for PMCL’s operations and include data centers, office buildings and switching stations. PMCL also leases properties across Pakistan, AJK and GB, including its headquarters and BTS sites. In addition, Warid owns a number of properties totaling 21,686 square meters that are mostly used for MSCs, technical installations and data centers.

In Algeria, our subsidiary Optimum leases its headquarters, call center, transmission towers, sites for mobile switching centers and data centers and owns a small parcel of land used for a cable station in Ain Benian.

In Bangladesh, our subsidiary Banglalink does not own any material real property. Banglalink leases properties across Bangladesh, including its headquarters, call centers, towers, mobile switching centers and data centers.

In Ukraine, our subsidiary, “Kyivstar” JSC, owns a series of buildings consisting of 34,067 square meters at Degtyarivska, 53 in Kyiv. We use these buildings for offices, call centers, switching centers and a print center. In addition, we own a number of buildings throughout Ukraine consisting of over 62,258 square meters that we use as office space, switching centers, call centers, sales centers, date centers and storage units.

In Uzbekistan, we own 11 buildings consisting of approximately 25,951 square meters, which are used as administrative offices, technical centers and switching centers. In addition, we lease properties across Uzbekistan that we use for offices, sales centers, warehouses, archive centers, switching centers and parking.

Corporate Social Responsibility

We have a long-term corporate responsibility strategy, consisting of two main elements: maintaining the trust of our stakeholders by behaving in a responsible way, which is key to securing our “license to operate;” and adding tangible value to society through products, services and social investments, by recognizing the opportunities to leverage our technology, our commercial expertise, and the commitment of our employees. To further our goals, we launched our, “Make Your Mark” corporate responsibility program in 2014.

Our approach to the identification, management and evaluation of corporate responsibility is guided by three main factors:

•

Stakeholders: A range of stakeholders have legitimate concerns and expectations about how our company operates. By engaging with them, we understand and evaluate these issues and plan how best to improve our business. We follow a number of multi-stakeholder defined standards and guidelines. Our reporting meets Global Reporting Initiative (“GRI”) version 4 guidelines at the “core” level, follows the guidance in the AA1000 Accountability Principles Standard and is influenced by the guidance issued by the International Integrated Reporting Council (“IIRC”). Several of our markets have adopted International Organization for Standardization standards, and the social accountability standard;

•

Materiality: We prioritize these issues logically, by assessing the materiality of individual issues to our strategy and their importance to our stakeholders. Each material issue is scored against pre-defined criteria; and

•

Responsiveness: Having identified the priorities, we form our strategy and governance approach, take appropriate action and report on our progress through our corporate strategy framework overview. This overview includes analysis of the strategy elements and business principles, relevance to the business strategy, relevance to stakeholders and finally, a status summary. Within the corporate responsibility (“CR”) report, CR performance is disclosed periodically, which is used by the corporate responsibility team to determine the effectiveness of policy and design novel policy and management approaches.

Our corporate responsibility program is overseen by our corporate responsibility team, which reports to our Group Chief External Affairs Officer who, in turn, reports to the Chief Executive Officer. The team has access to the top operational committee for issue-by-issue decisions.

We are accountable to our stakeholders and customers through the publication of our annual Corporate Responsibility report, which is published each year.

We share periodic updates with internal stakeholders, including members of management, to inform them about key corporate responsibility related developments.

Disclosure of Activities under Section 13(r) of the Exchange Act

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Exchange Act, we are required to disclose whether we or any of our affiliates are knowingly engaged in certain activities, transactions or dealings relating to Iran or certain designated individuals or entities. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities—including non-U.S. entities that are not otherwise owned or controlled by U.S. entities or persons—and even when such activities were conducted in compliance with applicable law.

The following information is disclosed pursuant to Section 13(r) of the Exchange Act. None of these activities involved our U.S. affiliates.

•

Our Armenian subsidiary, ArmenTel, and Telecommunications Company of Iran, or “TCI,” an Iranian Government-owned company, have an agreement for the provision of voice services, which has been in place since 2003. Under the agreement, ArmenTel sent direct traffic to TCI and TCI sent both direct and transit traffic to ArmenTel. We (including ArmenTel) did not provide any telecommunications equipment or technology to TCI. However, in 2013 ArmenTel discontinued providing voice services under the agreement. During 2016, ArmenTel received traffic from TCI under the 2003 contract for voice services. The gross revenue received from these activities involving TCI was approximately US$370,407 and net profits were approximately US$275,537. During 2016, ArmenTel provided telecommunications services to the Embassy of Iran in Yerevan. The gross revenue for these services in 2016 was approximately US$28,000 and net profits were approximately US$24,000. ArmenTel intends to continue the services to the Embassy of Iran.

•

During 2001, our Russian subsidiary, PJSC VimpelCom, began providing telecommunications services, including mobile and fixed-line services, to the Embassy of Iran in Moscow. The gross revenue for these services in 2016 was approximately US$8,684 and net profits were approximately US$6,252. PJSC VimpelCom intends to continue the services to the Embassy of Iran.

•

During 2008, our Tajikistan subsidiary, LLC Tacom, began providing telecommunications services to the Embassy of Iran in Dushanbe. The gross revenue for these services in 2016 was approximately US$9,318 and net profits were approximately US$8,477. LLC Tacom intends to continue the services to the Embassy of Iran.

•

During 2014, our Kyrgyzstan subsidiary, Sky Mobile LLC, began providing mobile telecommunications services to the Embassy of Iran in Bishkek. The gross revenue for these services in 2016 was approximately US$1,140 and net profits were approximately US$524. Sky Mobile LLC intends to continue the services to the Embassy of Iran.

•

During 2016, our Algerian subsidiary, OTA and subsequently its wholly owned subsidiary, Optimum Telecom Algeria S.p.A. (“Optimum”), provided telecommunications services to the Embassy of Iran in Algiers. The gross revenue for these services in 2016 was approximately US$956 with net profits of approximately US$1,119. Optimum intends to continue the services to the Embassy of Iran.

•

We have active roaming agreements with GSM mobile network operators in various countries throughout the world, including with TCI, MTN Irancell, Taliya Mobile and Telecommunication Kish Company (also known as TKC KIFZO) and RighTel in Iran. TCI and MTN Irancell are owned or controlled by the Iranian Government, and our other roaming partners in Iran may be affiliated with the Iranian Government. Pursuant to our roaming agreements with these companies, our customers receive customary international roaming services on their networks, and their customers receive such services while roaming on our networks outside those countries. We intend to continue our roaming agreements with TCI, MTN Irancell, Taliya Mobile, TKC KIFZO and RighTel for the foreseeable future. During 2016, our gross revenue received from roaming arrangements with TCI, MTN Irancell and RighTel was approximately US$642,076, US$12,728 and US$1,340 respectively; net profits from roaming arrangements with TCI were US$567,445, and net losses from MTN Irancell and RighTel were approximately US$61,513 and US$4,289 respectively. During 2016, we received no gross revenue from roaming arrangements with Taliya Mobile and TKC KIFZO with no net profits.

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

Telenor subsidiaries were party to the following roaming agreements and interconnection agreements with Iranian telecommunication companies in 2016:

(1) Telenor Norge AS, a Norwegian subsidiary, has roaming agreements with Mobile Telecommunication Company of Iran (“MCI”) and MTN Irancell. During 2016, Telenor Norge AS recorded net revenue related to these roaming agreements of US$8,319.45 to MCI and net expenses of US$249,335.76 to MTN Irancell.

(2) Telenor Sverige AB, a Swedish subsidiary, has roaming agreements with MCI, MTN Irancell and Taliya Mobile. During 2016, Telenor Sverige AB recorded net revenues related to its roaming agreement with MCI of US$27,552.27, net expenses related to its roaming agreement with MTN Irancell of US$41,558.97 and net expenses related to its roaming agreement with Taliya Mobile of US$19,379.55.

(3) Telenor A/S, a Danish subsidiary, has roaming agreements with MCI and MTN Irancell. During 2016, Telenor A/S recorded net expenses related to its roaming agreement with MCI of US$35,434 and net expenses related to its roaming agreement with MTN Irancell of US$100,279.

(4) Telenor d.o.o. Beograd Omladinskih brigada 90, a Serbian subsidiary, has a roaming agreement with MCI. During 2016, Telenor d.o.o. Beograd Omladinskih brigada 90 recorded net revenues of US$1,584.27 related to this roaming agreement.

(5) Telenor Hungary Plc, a Hungarian subsidiary, has a roaming agreement with MCI. During 2016, Telenor Hungary Plc, recorded net revenues of US$23,066.44 related to this roaming agreement.

(6) Telenor Bulgaria EAD, a Bulgarian subsidiary, has a roaming agreement with MCI. During 2016, Telenor Bulgaria EAD recorded net revenues of US$12,541.30 related to this roaming agreement.

(7) DiGi.Com Bhd, a Malaysian subsidiary, has a roaming agreement with MCI. During 2016, DiGi.Com Bhd recorded net revenues of US$23,055.68 related to this roaming agreement.

(8) Telenor Pakistan (Private) Ltd., a Pakistani subsidiary, has roaming agreements with MCI, MTN Irancell and Taliya. During 2016, Telenor Pakistan (Private) Ltd. recorded net expenses of US$892.69 related to the roaming agreement with MCI and net revenue of US$21,225.52 related to the roaming agreement with MTN Irancell.

(9) Total Access Communications Plc. (“dtac”), a Thai subsidiary, has roaming agreements with MCI and MTN Irancell. During 2016, dtac recorded net expenses related to these roaming agreements of US$39.63 to MCI and US$11.17 to MTN Irancell.

(10) Telenor Global Services AS, a Norwegian subsidiary, has an interconnection agreement with Telecommunication Company of Iran, the parent company of MCI. During 2016, Telenor Global Services recorded net revenue of US$355,951.23 related to this interconnection agreement.

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

Basis of Presentation of Financial Results

Our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F include the accounts of VEON Ltd. and its consolidated subsidiaries. All inter-company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which we have significant influence, such as the Italy Joint Venture. Generally, this represents voting rights of at least 20.0% and not more than 50.0%.

From January 1, 2016 to November 5, 2016, we classified our Italian business unit as an asset held for sale and discontinued operation in our consolidated financial statements. In connection with this classification, VEON Ltd. no longer accounted for depreciation and amortization expenses of the Italian operation. The financial data for 2015 and 2014 reflects the classification of Italy as an asset held for sale and a discontinued operation. The intercompany positions were disclosed as related party transactions and balances. On November 5, 2016, the balance sheet of Italy was deconsolidated and an investment in a joint venture, in which VEON Ltd. has joint control, was recorded. Please refer to Notes 6, 13 and 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further information.

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

As of December 31, 2016, our reportable segments consist of the seven following segments:

•	Russia;

•	Pakistan;

•	Algeria;

•	Bangladesh;

•	Ukraine;

•	Uzbekistan; and

•	HQ (transactions related to management activities within the group).

Italy is no longer a reportable segment following the completion of the Italy Joint Venture. For more information, please see Notes 6, 13 and 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, “—Key Developments and Trends—Italy Joint Venture” and “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture.”

For historical periods prior to the year ended December 31, 2016, we reported an “HQ and Others” segment, comprised of our current “HQ” segment and our current “Others” category (which includes customer numbers in Kazakhstan, Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos). As of December 31, 2016, “Others” is no longer a reportable segment but only a reconciling column in our financial statements and therefore, we report revenue and Adjusted EBITDA for “Others” only as a reconciling line item between our seven reportable segments and our total revenue and Adjusted EBITDA. For comparability purposes, the financial data for the years ended December 31, 2015 and 2014 has been represented to show our revenue and Adjusted EBITDA in each of HQ and Others on a stand-alone basis, with Others including Kazakhstan, as discussed further below. We also include herein customer numbers for the “Others” category, which includes our customers in Kazakhstan, Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos.

From January 1, 2015 through June 30, 2016, management organized our business in eight reportable segments consisting of our seven current reporting segments, taking into account the change described above from “HQ and Others” to solely “HQ,” and Kazakhstan. In the second quarter of 2016, management decided to no longer include Kazakhstan as a separate reportable segment due to the decreasing impact of operations in Kazakhstan on the overall business and therefore we included Kazakhstan in the “Others” category for the year ended December 31, 2016, which is now reported separately from “HQ”. Our annual consolidated financial statements for the years ended December 31, 2015 and December 31, 2014 included in this Annual Report on Form 20-F have been restated for this organizational change such that Kazakhstan is included in the “Others” reconciling column for those years. Customer numbers for Kazakhstan are included in our “Others” category presented herein.

Key Developments and Trends

Customer and revenue growth

The mobile markets in Russia, Algeria, Ukraine, Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan and Italy have each reached mobile penetration rates exceeding 100.0%. As a result, we will focus less on customer market share growth and more on revenue market share growth in each of these markets. The key components of our growth strategy in these markets will be to increase our share of the high-value customer market, increase usage of data, improve customer loyalty and retain our customers.

The remaining mobile markets in which we operate, including Pakistan and Bangladesh, are still in a phase of customer growth with mobile penetration rates substantially lower than in our other markets. In these markets, our management expects revenue growth to come primarily from customer growth in the short-term and increasing usage of voice and data traffic in the medium term.

Our management expects revenue growth in our mobile business to come primarily from an increase in data revenue and the ability to upsell our customers, and in our fixed-line business from broadband, as well as business and corporate services.

New dividend policy

Our supervisory board approved a new dividend policy following the completion of the Italy Joint Venture, improved cash flows and stabilization of the macroeconomic environment. For the financial year ended December 31, 2016, we intend to pay a dividend in the aggregate amount of US$23 cents per share, comprised of US$3.5 cents per share paid as an interim dividend in December 2016 and US$19.5 cents per share, with a record date of March 30, 2017 and which is intended to be paid on April 12, 2017. Thereafter, we aim to pay a sustainable and progressive dividend based on the evolution of our equity free cash flow, which is defined as net cash flow from operating activities less net cash used in investing activities, as reported in our consolidated financial statements.

Strong competition in Russia

In Russia, we see continued signs of strong competition in the market, with pricing pressure on devices and increased data allowances, while the macro environment remains challenging. We are aiming to improve the customer proposition in Russia by focusing on customer service, offering integrated bundles including voice, text, and data, and introducing innovative products and services.

Italy Joint Venture

On August 6, 2015, VEON Ltd., which indirectly owned 100% of Wind Telecomunicazioni S.p.A. (“WIND”), together with its subsidiary VimpelCom Amsterdam B.V., and Hutchison, together with certain of its subsidiaries, entered into a contribution and framework agreement to form an equal joint venture holding company, the “Italy Joint Venture,” that would own and operate their telecommunications businesses in Italy. On September 1, 2016, the European Commission approved the 50/50 Italy Joint Venture of WIND and 3 Italia, and the French operator Iliad as an appropriate remedy taker. On October 24, 2016, VEON and Hutchison also received final approval from the Ministry of Economic Development (Ministero dello Sviluppo Economico) (“MISE”) in Italy for their 50/50 Italy Joint Venture to merge their mobile businesses. The transaction was completed on November 5, 2016.

Each of Hutchison and VEON Ltd. indirectly holds 50% of the shares in the Italy Joint Venture, and therefore, as a consequence of the completion, VEON no longer owns a majority interest or has control over the operations of WIND. Pursuant to the terms of a shareholders’ deed, no party may reduce its aggregate indirect holding in the Italy Joint Venture below 50% for the first year following completion. After the first year, either party may sell its shares in the Italy Joint Venture to third parties after offering a right of first offer to the other party. Once three years following the completion of the Italy Joint Venture have elapsed, each shareholder can invoke a buy/sell mechanism at any time.

The scale and financial strength of the combined business, characterized by strong spectrum assets, will enable the Italy Joint Venture to improve coverage, accelerate 4G/LTE mobile broadband rollout and provide greater reliability and enhanced download speeds to its customers. The Italy Joint Venture benefits from scale and synergies which are expected to unlock investment in Italy’s digital infrastructure. Further, its delivery of mobile broadband is expected to play an important part in supporting the Italian government’s goal in its Digital Italy Plan, which aims to achieve 85% take-up of 100 megabytes broadband coverage by 2020. The investment will also complement the Enel Open Fibre project, which is already supported by WIND. As of December 31, 2016, the Italy Joint Venture had 31.3 million mobile customers.

We account for the Italy Joint Venture using the equity method. We do not control the Italy Joint Venture. For further information on the basis of finance treatment of the Italy operations see Notes 6, 13 and 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F and “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture.”

Pakistan Merger

On November 26, 2015, WTPL (the parent company and majority shareholder of Warid), Bank Alfalah, International Wireless Communications Pakistan Limited (a wholly owned subsidiary of GTH) and Pakistan Mobile Communications Ltd (an indirect subsidiary of VEON, “PMCL”) entered into an agreement to merge their telecommunications businesses in Pakistan (the “Pakistan Merger”). WTPL and Bank Alfalah (together the “Dhabi Group Shareholders”) agreed to acquire approximately 15% of the shares of PMCL in exchange for the acquisition of 100% of the shares of Warid by PMCL.

On July 1, 2016, the transaction to merge PMCL and Warid was completed. Accordingly, PMCL holds 100% of Warid’s shares, and the Dhabi Group Shareholders have acquired 15% of the shares of PMCL, subject to potential post-completion adjustments against a pre-agreed formula.

Historically, Warid was in competition in Pakistan with subsidiaries of our shareholder, Telenor. Due to the structural and economic links between Telenor and VEON, the Competition Commission of Pakistan issued an order in 2011 and strengthened the order in 2016 following the merger, placing certain restrictions on the trading and sharing agreements between Telenor and the newly merged entity.

The historical Mobilink and Warid brands now operate on a joint basis under the “Jazz” brand. The combined entity now has a single board and management structure.

Over 50 million customers in Pakistan now benefit from high-speed mobile telecommunications and a best-in-class digital mobile network from the combined PMCL and Warid entity. It is expected that the combined entity will be the leading telecommunications provider of 2G, 3G and 4G/LTE services in Pakistan, providing higher quality national voice and data coverage, faster downloads, and a wider portfolio of products and services.

Disposal of Non-Core Assets and Network and Tower Sharing Agreements

As part of our strategy under our new VEON brand, we aim to move towards an asset-light network model through the disposal of non-core assets, potential sales of tower businesses and the sharing of networks.

On November 30, 2016, we exited the telecommunications market in Zimbabwe through the sale by GTH of Telecel International Limited to ZARNet (Private) Limited (“ZARNet”).

In March 2015, our wholly owned subsidiary, WIND Italy, sold 90% of the shares of its wholly owned towers subsidiary, Galata, to Cellnex. WIND Italy has a put option, and Cellnex has a call option, over the 10% of the share capital of Galata retained by WIND Italy. Through the historical WIND agreement, the Italy Joint Venture now has a tower services agreement with Galata for an initial term of 15 years for the provision of a broad range of services on the sites contributed to Galata by WIND Italy and the sites subsequently built by Galata hosting WIND Italy’s equipment.

In December 2014, our wholly owned subsidiary, PJSC VimpelCom, entered into an agreement with MTS for the joint planning, development and operation of 4G/LTE networks in 36 regions of Russia with an agreed extension of up to 41 regions. In December 2015, PJSC VimpelCom and MTS signed an amendment to the December 2014 agreement that provides for the sharing of 2600 MHz 4G/LTE frequencies in 20 of the 36 regions of Russia that were covered by the original 2014 agreement. In each of these regions, PJSC VimpelCom and MTS plan to share airwaves and radio frequency channels across all base stations that they jointly use pursuant to the 2014 agreement, and the amendment allows for further expansion of the list of regions covered by the agreement.

Similarly, in December 2015, PJSC VimpelCom entered into an agreement with MegaFon for the joint planning, development and operation of 4G/LTE networks in ten regions of Russia.

In August 2016, we have entered into a network sharing agreement with Kcell for the joint deployment of 4G/LTE services in Kazakhstan. For further information, see “Item 4—Information on the Company—Property, Plant and Equipment—Mobile Telecommunications Equipment and Operations—Site Procurement and Maintenance.”

Multi-Currency Term Loan and Revolving Facilities Agreement

On February 16, 2017, VEON Ltd. entered into a new multi-currency term loan and revolving facilities agreement (the “TL/RCF”) of up to US$2.25 billion for VimpelCom Holdings B.V. (“VIP Holdings”). The TL/RCF replaced the now cancelled US$1.8 billion revolving credit facility signed in 2014. The term loan facility has a five-year tenor and the revolving credit facility has an initial tenor of three years, with VIP Holdings having the right to request two one-year extensions to the tenor of the revolving credit facility, subject to lender consent. Several international banks have committed to the TL/RCF in an aggregate amount of US$2.108 billion. The TL/RCF includes an option to increase the amount of the facility up to the full amount of US$2.25 billion, which would consist of a term loan facility of US$562,500,000 and a revolving credit facility of US$1,687,500,000. VIP Holdings will have the option to make each drawdown under the facilities in either U.S. dollars or euros.

Telenor Share Sale and Exchangeable Bond Issuance

In September 2016, Telenor East sold 163,875,000 of VEON Ltd.’s ADSs pursuant to an underwritten offering. We did not receive any proceeds from the offering, and Telenor East’s sale of the ADSs did not result in dilution of our issued and outstanding shares. The ADSs were offered only by means of a prospectus and an accompanying prospectus supplement forming a part of the effective Registration Statement.

In addition, in a transaction outside the United States to non-US persons pursuant to Regulation S under the Securities Act, Telenor East issued a US$1,000,000,000 0.25% bond due 2019 that is exchangeable under certain conditions for up to a total at issuance of 204,081,633 of VEON Ltd.’s ADSs (subject to adjustment) at an exchange price representing a premium of 40% to the public offering price of the ADSs at the issue date.

Telenor East has announced its intention to divest the remainder of its stake in VEON Ltd.

Management Changes in Operating Companies

In 2016, we had management changes in key roles at several operating companies. On September 5, 2016 VEON accepted the resignation of Mikhail Slobodin as CEO of PJSC VimpelCom and appointed Kjell Johnsen, who leads VEON’s Major Markets, as Head of Russia. We also appointed a new CEO in Algeria and Aamir Ibrahim succeeded Jeffrey Hedberg as CEO in Pakistan following the Pakistan Merger and Mr. Hedberg’s new appointment as Group Chief People Officer. While we anticipate an integration period for these management changes, we believe that the new appointments will continue to drive the company’s transformation.

Biometric SIM verification in Bangladesh

In December 2015, the government of Bangladesh introduced biometric SIM verification, which is a mandated initiative that requires mobile phone operators to verify each customer using fingerprints in order to ensure authentic registration, proper accountability and increased security. This verification initiative has impacted revenue dynamics and customer growth across the market, resulted in 3.8 million SIM cards being blocked by Banglalink and may require additional funds and/or focus and resources on the part of BDCL’s or VEON Ltd.’s management.

GTH Share Buy-Back and Cancellation of GDR Program

In February 2017, our owned Egyptian subsidiary, GTH, completed a fixed price buy-back program to acquire up to 10% of the total issued share capital of GTH at a price per share of Egyptian pounds 7.90 and for a total consideration of up to Egyptian pounds 4.1 billion (the “Share Buy-Back”). GTH launched the Share Buy-Back primarily to maximize shareholder value, to reduce GTH’s share capital and as a supportive action to the cancellation of the listing of its GDRs on the Official List of the Financial Conduct Authority and the trading of GDRs on the Main Market for Listed Securities of the London Stock Exchange (the “GDR Listing”), in order to provide the holders of GDRs in GTH an opportunity to dispose of all or some of their GDRs prior to the cancellation of the GDR Listing, which was approved during the extraordinary general assembly meeting of the shareholders on February 6, 2017. As a result, the GDR Listing ceased on March 20, 2017. GTH will keep its single listing on the Egyptian Stock Exchange in Cairo. Upon ratification by the Egyptian Financial Supervisory Authority of the board minutes for the cancellation of the GDR program, our shareholding in GTH will increase to 57.7% from 51.9%.

Factors Affecting Comparability of Our 2016, 2015 and 2014 Financial Position and Results of Operations

Our comparability between the periods presented below was affected by the classification of Italy as an asset held for sale and a discontinued operation from January 1, 2016 to November 5, 2016 and its subsequent deconsolidation and the acquisition of an investment in a joint venture. For more information, please see Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, “—Key Developments and Trends—Italy Joint Venture” and “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture.”

On July 1, 2016, VEON Ltd., together with its subsidiary GTH, acquired 100% of the voting shares in Warid, a mobile telecommunications provider. VEON Ltd. consolidated Warid financials in the Pakistan segment starting from July 1, 2016, which affects comparability with previous periods. For more information regarding our acquisitions and dispositions, see “—Key Developments and Trends—Pakistan Merger” and Note 6 to our audited consolidated financial statements incorporated herein.

We do not provide comparable financial information for periods preceding the date on which we acquired, consolidated or commenced operations in a particular country or segment, or following the date of disposal unless required by IFRS applied by VEON Ltd.

In general, our selected operating and financial data, audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition or consolidation and therefore such acquisitions affect the comparability of data between periods.

In 2016, we reached resolutions with the SEC, the DOJ and the OM relating to previously disclosed investigations under the FCPA and relevant Dutch laws and paid fines and disgorgements to the SEC, the DOJ and the OM. All fines are paid and accounted for in 2016, though we anticipate some ongoing compliance costs going forward. For further details related to these agreements, please see “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—A.7. Legal Proceedings,” Notes 25 and 27 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA, the SEC Judgment and the Dutch Settlement Agreement, which may be significant” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We could be subject to criminal prosecution or civil sanction if we breach the DPA with the DOJ, the SEC Judgment or the Dutch Settlement Agreement, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation” in this Annual Report on Form 20-F.

Certain Ongoing Factors Affecting Our Financial Position and Results of Operations

Our financial position and results of operations for the three years ended December 31, 2016 as reflected in our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F have been influenced by the factors listed below. For a discussion of the key developments trends, commitments or events that are likely to have a material effect on our results of operation for the current financial year, see “—Key Developments and Trends.”

Economic trends

Our financial position and results of operations are affected by the economic conditions in the countries in which we operate, including a macroeconomic slowdown in Russia, Ukraine and other countries in 2014 and 2015. Low oil prices, together with the impact of economic sanctions – including those promulgated by the United States, which restrict certain financial transactions and dealings, even by non-U.S. persons, involving certain industries and parties in Russia and resulting from the current situation in Ukraine – and the significant devaluation of the ruble, negatively impacted the Russian economy and economic outlook. In both 2014 and 2015, the significant depreciation of the ruble against the U.S. dollar in particular negatively impacted our results of operations and resulted in a foreign currency exchange loss in 2014 and 2015. In addition, the significant devaluation of the Ukrainian hryvnia in 2015 (partly due to the National Bank of Ukraine’s decision in February 2015 to suspend its interventions to support the currency), the Algerian dinar in 2015, and the Kazakh tenge in 2015 (in the absence of a currency stabilization policy in Kazakhstan) negatively impacted revenues in our Ukraine and Algeria segments, and our historical Kazakhstan segment, respectively, and our results of operations in 2015. However, we have seen stabilization of most of the currencies and macroeconomic conditions in the countries in which we operate during 2016.

Inflation

Inflation affects the purchasing power of our mass market customers, as well as corporate clients. The values of the Russian, Ukrainian, Kazakh and Algerian currencies, for example, have declined significantly in response to political and economic issues since December 31, 2013, and, although the rates appeared to stabilize in some countries in 2016, they may continue to decline.

The table below shows the inflation rates for the years ended December 31, 2016, 2015 and 2014, and the source of the inflation rates.

	December 31,
Country	2016		2015		2014	Source
Russia	5.4%		12.9%		11.4%	The Russian Federal State Statistics Service
Pakistan	3.7%		3.2%		4.3%	The Pakistan Bureau of Statistics
Algeria	5.2	%(1)	4.4%		5.3%	The Central Bank of Algeria
Bangladesh	5.0%		6.1%		6.1%	The Central Bank of Bangladesh
Ukraine	12.4%		43.3%		24.9%	The State Statistics Committee of Ukraine
Uzbekistan	8.0%		9.1%		9.8%	The International Monetary Fund
Kyrgyzstan	(0.5	)%(2)	4.9	%(3)	10.5%	The International Monetary Fund
Armenia	(1.1)%		(0.1)%		4.6%	The National Statistical Service of the Republic of Armenia
Tajikistan	7.0%		11.7%		7.4%	The International Monetary Fund
Georgia	1.8%		4.9%		2.0%	The Ministry of Economic Development of the Republic of Georgia
Laos	2.5%		0.9%		2.4%	The Bank of the Lao People’s Democratic Republic
Kazakhstan	8.5%		13.6%		7.4%	The Agency of Statistics of the Republic of Kazakhstan

(1)	As at October 31, 2016.
(2)	As at November 30, 2016.
(3)	As at October 31, 2015.

For a discussion of the inflation rates for the Italy Joint Venture, please see “—Italy—Inflation.”

Please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility translation risks,” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Markets—The international economic environment could cause our business to decline.”

Foreign Currency Translation

Our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, using the current rate method of currency translation with the U.S. dollar as the reporting currency. The current rate method assumes that assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date; whereas revenue, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. We translate income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in accumulated other comprehensive income, a separate component of equity.

Our results of operations are affected by increases or decreases in the value of the U.S. dollar or our function currencies. A higher average exchange rate correlates to a weaker functional currency. We have listed below the relevant exchange rates for each of our countries of operation for the years ended December 31, 2016, 2015 and 2014. These should not be construed as a representation that such currency will in the future be convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates.

Russia

The national currency of Russia is the Russian ruble. We have determined that the functional currency for Russia is the Russian ruble. As of December 31, 2016, 2015 and 2014, the official Central Bank of Russia Russian ruble-U.S. dollar exchange rates were 60.66, 72.88 and 56.26 Russian rubles per U.S. dollar, respectively. During 2016, the average Russian ruble to U.S. dollar exchange rate was 10.0% higher than the average Russian ruble to U.S. dollar exchange rate during 2015. During 2015, the average Russian ruble-U.S. dollar exchange rate was 58.7% higher than the average Russian ruble-U.S. dollar exchange rate during 2014.

Pakistan

The national currency of Pakistan is the Pakistani rupee. We have determined that the functional currency for Pakistan is the Pakistani rupee. As of December 31, 2016, 2015 and 2014, the Pakistani rupee-U.S. dollar exchange rates were 104.37, 104.73 and 100.52 Pakistani rupee per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During the 2016, the average Pakistani rupee to U.S. dollar exchange rate was 1.9% higher than the average Pakistani rupee to U.S. dollar exchange rate during 2015. During 2015, the average Pakistani rupee-U.S. dollar exchange rate was 1.7% higher than the average Pakistani rupee-U.S. dollar exchange rate during 2014.

Algeria

The national currency of Algeria is the Algerian dinar. We have determined that the functional currency for Algeria is the Algerian dinar. As of December 31, 2016, 2015 and 2014, the Algerian dinar-U.S. dollar exchange rates were 110.40, 107.10 and 87.92 Algerian dinar per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2016, the average Algerian dinar to U.S. dollar exchange rate was 9.0% higher than the average Algerian dinar to U.S. dollar exchange rate during 2015. During 2015, the average Algerian dinar-U.S. dollar exchange rate was 24.5% higher than the average Algerian dinar-U.S. dollar exchange rate during 2014.

Bangladesh

The national currency of Bangladesh is the Bangladeshi taka. We have determined that the functional currency for Bangladesh is the Bangladeshi taka. As of December 31, 2016, 2015 and 2014, the Bangladeshi taka-U.S. dollar exchange rates were 78.92, 78.25 and 77.93 Bangladeshi taka per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2016, the average Bangladeshi taka to U.S. dollar exchange rate was 0.6% higher than the average Bangladeshi taka to U.S. dollar exchange rate during 2015. During 2015, the average Bangladeshi taka-U.S. dollar exchange rate was 0.5% higher than the average Bangladeshi taka-U.S. dollar exchange rate during 2014.

Ukraine

The national currency of Ukraine is the Ukrainian hryvnia. We have determined that the functional currency of our subsidiary in Ukraine is the Ukrainian hryvnia, as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. As of December 31, 2016, 2015 and 2014, the official National Bank of Ukraine (NBU) hryvnia-U.S. dollar exchange rates were 27.19, 24.00 and 15.77 Ukrainian hryvnia per U.S. dollar, respectively. During 2016, the average Ukrainian hryvnia to U.S. dollar exchange rate was 17.0% higher than the average Ukrainian hryvnia to U.S. dollar exchange rate during 2015. During 2015, the average Ukrainian hryvnia-U.S. dollar NBU exchange rate was 83.3% higher than the average Ukrainian hryvnia-U.S. dollar NBU exchange rate during 2014.

Uzbekistan

The national currency of Uzbekistan is the Uzbek som. Historically, the functional currency of our operations in Uzbekistan has been the U.S. dollar as opposed to the Uzbek som. During 2014, we concluded that the Uzbek som should be the functional currency for Uzbekistan as it more clearly reflects the economic substance of the underlying events and circumstances of the company. The change did not have material impact on our operations. The Uzbek som is not a convertible currency outside Uzbekistan. As of December 31, 2016, 2015 and 2014, the official Central Bank of the Republic of Uzbekistan som-U.S. dollar exchange rates were 3,231.48, 2,809.98 and 2,422.4 Uzbek som per U.S. dollar, respectively. During 2016, the average Uzbek som to U.S. dollar exchange rate was 15.5% higher than the average Uzbek som to U.S. dollar exchange rate during 2015. During 2015, the average Uzbek som-U.S. dollar exchange rate was 11.1% higher than the average Uzbek som-U.S. dollar exchange rate during 2014.

Other Countries

Kazakhstan

The national currency of the Republic of Kazakhstan is the Kazakh tenge. We have determined that the functional currency of our subsidiary in Kazakhstan is the Kazakh tenge, as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. As of December 31, 2016, 2015 and 2014, the official National Bank of Kazakhstan tenge-U.S. dollar exchange rates were 333.29, 339.47 and 182.35 Kazakh tenge per U.S. dollar, respectively. During 2016, the average Kazakh tenge to U.S. dollar exchange rate was 53.8% higher than the average Kazakh tenge to U.S. dollar exchange rate during 2015. During 2015, the average Kazakh tenge-U.S. dollar exchange rate was 24.1% higher than the average Kazakh tenge-U.S. dollar exchange rate during 2014.

Kyrgyzstan

The national currency of Kyrgyzstan is the Kyrgyz som. We have determined that the functional currency of our subsidiary in Kyrgyzstan is the Kyrgyz som, as it reflects the economic substance of the underlying events and circumstances of the company. The Kyrgyz som is not a convertible currency outside Kyrgyzstan. As of December 31, 2016, 2015 and 2014, the official National Bank of the Kyrgyz Republic Kyrgyz som-U.S. dollar exchange rates were 69.23, 75.90 and 58.89 Kyrgyz som per U.S. dollar, respectively. During 2016, the average Kyrgyz som to U.S. dollar exchange rate was 8.4% higher than the average Kyrgyz som to U.S. dollar exchange rate during 2015. During 2015, the average Kyrgyz som-U.S. dollar exchange rate was 20.2% higher than the average Kyrgyz som-U.S. dollar exchange rate during 2014.

Armenia

The national currency of Armenia is the Armenian dram. We have determined that the functional currency of our subsidiary in Armenia is the Armenian dram, as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. As of December 31, 2016, 2015 and 2014, the official Central Bank of Armenia Armenian dram-U.S. dollar exchange rates were 483.94, 483.75 and 474.97 Armenian drams per U.S. dollar, respectively. During 2016, the average Armenian dram to U.S. dollar exchange rate was 0.6% higher than the average Armenian dram to U.S. dollar exchange rate during 2015. During 2015, the average Armenian dram-U.S. dollar exchange rate was 14.9% higher than the average Armenian dram-U.S. dollar exchange rate during 2014.

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

Georgia

The national currency of Georgia is the Georgian lari. We have determined that the functional currency of our subsidiary in Georgia is the Georgian lari, as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. As of December 31, 2016, 2015 and 2014, the official National Bank of Georgia Georgian lari-U.S. dollar exchange rates were 2.65, 2.39, and 1.86 Georgian lari per U.S. dollar, respectively. During 2016, the average Georgian lari to U.S. dollar exchange rate was 4.3% higher than the average Georgian lari to U.S. dollar exchange rate during 2015. During 2015, the average Georgian lari-U.S. dollar exchange rate was 28.6% higher than the average Georgian lari-U.S. dollar exchange rate during 2014.

Laos

The national currency of Laos is the Lao kip. We have determined that the functional currency of our subsidiary in Laos is the Lao kip, as it reflects the economic substance of the underlying events and circumstances of the company. The Lao kip is not a convertible currency outside Laos. As of December 31, 2016, 2015 and 2014, Lao kip-U.S. dollar exchange rates were 8,184.00, 8,148.00 and 8,099.05 Lao kip per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2016, the average Lao kip to U.S. dollar exchange rate was 0.1% lower than the average Lao kip to U.S. dollar exchange rate during 2015. During 2015, the average Lao kip-U.S. dollar exchange rate was 1.0% higher than the average Lao kip-U.S. dollar exchange rate during 2014.

Italy Joint Venture

For a discussion of foreign currency translation for the Italy Joint Venture, please see “—Italy—Foreign Currency Translation.”

We have implemented a number of risk management activities to minimize currency risk and exposure in certain of the countries in which we, or the Italy Joint Venture operates, as further described in the section of this Annual Report on Form 20-F entitled “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

Foreign Currency Controls and Currency Restrictions

We face currency restrictions or local regulations that impact our ability to extract cash from some of our operating companies.

The official currency in Uzbekistan is not convertible outside Uzbekistan due to local government or banking regulations, delays and restrictions on exchange rates. In addition, currency restrictions have made it difficult to acquire equipment produced outside of Uzbekistan for use in building and maintaining the company’s telecommunications network. In December 2016, a draft Resolution of the President of Uzbekistan was introduced outlining reforms in currency control planned in 2017, including gradual introduction of free conversion of currency. However, it is not yet clear what the changes will be, and when they will be introduced.

In Ukraine, “Kyivstar” JSC cannot expatriate dividends to VEON Ltd. because of restrictions imposed by the National Bank of Ukraine in 2014 to regulate money, credit and currency in Ukraine. Although several of these restrictions were substantially softened and partially abolished in June 2016, several restrictions remain in place in order to prevent any negative impact of currency outflow on the financial market. For example, only dividends accrued in 2014-2015 may be distributed; the monthly amount subject to repatriation is limited to US$5.0 million (in equivalent); there is a detailed examination by the National Bank of Ukraine of all foreign currency purchases at the inter-bank currency market for more than US$50,000 equivalent; the purchase of currency (not to exceed US$50,000 equivalent) cannot be made earlier than on the third working day; there is a ban on the purchase of foreign currency if a client has a US$25,000 equivalent existing already on its accounts; and there is an obligatory sale of 65% of incomings in a foreign currency. For more information about risks related to currency exchange rate fluctuations, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk” and Notes 5 and 18 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

The banking system in Algeria is still in a period of improvement. The Central Bank has increased the controls on banks, imports (including the implementation of specific licenses for some products), and on the international transfers of funds. From October 2013, a special dispensation from the Bank of Algeria was required for importing 3G equipment and systems. The dispensation was granted in October 2013 and required prior approval from the ARPT and the MPTIC of the detailed lists of equipment and systems to be imported. In addition, there was a ban in place for our non-3G equipment and systems, which, together with the approval procedure for 3G equipment and systems, caused delays in our procurement process. However, the ban was lifted on January 28, 2015, and from that date, Optimum has been able to import equipment and exchange foreign currency.

In Bangladesh, strict foreign exchange regulations require regulatory approval before a company can engage in certain foreign exchange transactions.

Similarly, in Pakistan, foreign currency financing agreements must be registered with the State Bank of Pakistan, and if there is a default, any default interest payment may require regulatory approval. In addition, the State Bank of Pakistan’s approval is also required for hedging loans denominated in foreign currencies.

Tax

In the future, we expect that our results of operations may be affected by a new finance law in Algeria, coming into effect in 2017, which will increase VAT from 7% to 19% on data services and from 17% to 19% on voice services, and additionally, will increase taxes on recharges from 5% to 7%.

For more information on the regulatory environment in which we operate, see Exhibit 99.2—Regulation of Telecommunications.

Certain Performance Indicators

The following discussion analyzes certain operating data, including Adjusted EBITDA, mobile customers, mobile MOU, mobile ARPU, mobile data customers and fixed-line broadband customers that are not included in our financial statements. We provide this operating data because it is regularly reviewed by our management and our management believes it is useful in evaluating our performance from period to period as set out below. Our management believes that presenting information about Adjusted EBITDA, customers, mobile MOU, mobile ARPU and mobile data customers is useful in assessing the usage and acceptance of our mobile and broadband products and services. This operating data is unaudited.

Adjusted EBITDA

The following table shows our Adjusted EBITDA and Adjusted EBITDA margin for the years ended December 31, 2016, 2015 and 2014. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures.

	Year ended December 31,
	2016	2015(1)	2014(1)
	(in millions of U.S. dollars)
Other data:
Adjusted EBITDA(1)	3,232	2,875	5,560
Adjusted EBITDA margin(1)	36.4%	29.9%	41.2%

(1)	Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA and Adjusted EBITDA Margin.

A reconciliation of Adjusted EBITDA to profit/(loss) before tax for the years ended December 31, 2016, 2015 and 2014, is presented below.

	Year ended December 31,
	2016	2015	2014
	(in millions of U.S. dollars)
Adjusted EBITDA	3,232	2,875	5,560
Depreciation	(1,439)	(1,550)	(1,996)
Amortization	(497)	(517)	(647)
Impairment loss	(192)	(245)	(976)
Loss on disposals of non-current assets	(20)	(39)	(68)
Finance costs	(830)	(829)	(1,077)
Finance income	69	52	52
Other non-operating losses/(gains)	(82)	(42)	121
Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	48	14	(38)
Impairment of associates and joint ventures accounted for using the equity method	(99)	—	—
Net foreign exchange gain/(loss)	157	(314)	(556)
Profit/(loss) before tax	347	(595)	375

The following table shows our cash flows as of and for the years ended December 31, 2016, 2015 and 2014.

	As of and for the year ended December 31,
	2016	2015	2014
	(in millions of U.S. dollars)
Cash flow data:
Net cash from/(used in) operating activities	1,875	2,033	5,279
from continued operations	1,192	1,104	4,613
from discontinued operations	683	929	666
Net cash from/(used in) investing activities	(2,671)	(2,634)	(3,977)

from continued operations	(2,022)	(2,494)	(2,993)
from discontinued operations	(649)	(140)	(984)

Net cash from/(used in) before financing activities	(796)	(601)	1,302
Net cash from/(used in) financing activities	(126)	(1,439)	1,329
from continued operations	(106)	(732)	2,007
from discontinued operations	(20)	(707)	(678)

Mobile Customers

We offer both postpaid and prepaid services to mobile customers. As of December 31, 2016, the number of our mobile customers reached 207.5 million. Mobile customers are generally customers in the registered customer base as of a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems. The following table indicates our mobile customer figures in millions for the periods indicated:

	As of December 31,
	2016	2015	2014
Russia	58.3	59.8	57.2
Pakistan	51.6	36.2	38.5
Algeria	16.3	17.0	17.7
Bangladesh	30.4	32.3	30.8
Ukraine	26.1	25.4	26.2
Uzbekistan	9.5	9.9	10.6
Others(1)	15.3	15.7	16.1
Total number of mobile customers(2)	207.5	196.3	197.1

(1)	Includes operations in Kazakhstan, Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos for all periods. For a discussion of the treatment of our “Others” category and our operations in Kazakhstan for each of the periods discussed in this Annual Report on Form 20-F, please see “—Reportable Segments.”
(2)	The customer numbers for 2016, 2015 and 2014 have been adjusted to remove customers in operations that have been sold and exclude (i) the customers in our historical WIND business as of December 31, 2014 and 2015 and (ii) the customers in the new Italy Joint Venture as of December 31, 2016.

MOU

Mobile MOU measures the monthly average minutes of voice service use per mobile customer. We generally calculate mobile MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period.

The Algeria, Pakistan and Bangladesh segments for the years ended December 31, 2013 and 2012 measured mobile MOU based on billed minutes, which is calculated by the total number of minutes of usage for outgoing calls (and for Pakistan also includes minutes of usage generated from incoming revenue). This definition differs from the definition of MOU above. Mobile MOU in the Algeria, Pakistan and Bangladesh segments has been restated to use the group definition for the years ended December 31, 2016, 2015 and 2014.

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

Mobile Data Customers

Mobile data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/LTE/HSPA+ technologies. Our historical WIND business measures mobile data customers based on the number of active contracts signed and includes customers who have performed at least one mobile Internet event during the previous month. For Algeria, mobile data customers are 3G customers who have performed at least one mobile data event on the 3G network during the previous four months.

Fixed-Line Broadband Customers

Fixed broadband customers are fixed customers in the registered customer base who were engaged in a revenue generating activity using fixed broadband Internet access in the three-month period prior to the measurement date. In Russia and Ukraine, such activity includes monthly internet access using FTTB, xDSL and Wi-Fi technologies.

Recent Accounting Pronouncements

Please refer to Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F for a discussion of new accounting pronouncements not yet adopted by the company.

Results of Operations

Overview

Our total operating revenue was US$8,885 million for the year ended December 31, 2016, compared to US$9,606 million for the year ended December 31, 2015. Our operating profit was US$1,084 million for the year ended December 31, 2016, compared to US$524 million for the year ended December 31, 2015. The profit for the year attributable to the owners of the parent was US$2,328 million for the year ended December 31, 2016, compared to a loss of US$655 million for the year ended December 31, 2015. For a discussion of the material changes between periods, see “—Consolidated Results—Year Ended December 31, 2016 Compared to Year Ended December 31, 2015.”

We use the U.S. dollar as our reporting currency. The functional currencies of our group are the Russian ruble in Russia, the Pakistani rupee in Pakistan, the Algerian dinar in Algeria, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Kazakh tenge in the Republic of Kazakhstan, the Uzbek som in Uzbekistan, the Kyrgyz som in Kyrgyzstan, the Armenian dram in the Republic of Armenia, the U.S. dollar in Tajikistan, the Georgian lari in Georgia and the Lao kip in Laos. The functional currency of the Italy Joint Venture is the euro.

Due to the significant fluctuation of the non-U.S. dollar functional currencies against the U.S. dollar in the periods covered by this discussion and analysis, changes in our consolidated operating results in functional currencies differ from changes in our operating results in reporting currencies during some of these periods. In the following discussion and analysis, we have indicated our operating results in both reporting and functional currencies and the devaluation or appreciation of functional currencies where it is material to explaining our operating results. For more information about exchange rates relating to our functional currencies, see “—Certain Ongoing Factors Affecting Our Financial Position and Results of Operations—Foreign Currency Translation” below.

Consolidated results

The financial results for 2015 and 2014 reflect the classification of WIND as a discontinued operation. Our financial results for 2016 include the 10 months ended October 31, 2016 with WIND classified as a discontinued operation and the two months ended December 31, 2016 with the Italy Joint Venture accounted for as an equity investment.

	Year ended December 31,
	2016	2015(1)	2014(1)
	(in millions of U.S. dollars, except per share amounts and as indicated)
Consolidated income statements data:
Service revenue	8,553	9,313	13,200
Sale of equipment and accessories	184	190	218
Other revenue	148	103	68

Total operating revenue	8,885	9,606	13,486

Operating expenses
Service costs	1,769	1,937	2,931
Cost of equipment and accessories	216	231	252
Selling, general and administrative expenses	3,668	4,563	4,743
Depreciation	1,439	1,550	1,996
Amortization	497	517	647
Impairment loss	192	245	976
Loss on disposals of non-current assets	20	39	68
Total operating expenses	7,801	9,082	11,613

Operating profit	1,084	524	1,873
Finance costs	830	829	1,077
Finance income	(69)	(52)	(52)
Other non-operating losses/(gains)	82	42	(121)
Share of (profit) / loss of associates and joint ventures accounted for using the equity method	(48)	(14)	38
Impairment of associates and joint ventures accounted for using the equity method	99	—	—
Net foreign exchange (gain)/ loss	(157)	314	556
Profit/(loss) before tax	347	(595)	375

Income tax expense	635	220	598

(Loss)/profit for the year from continuing operations	(288)	(815)	(223)

Profit/(loss) after tax for the period from discontinued operations	920	262	(680)
Profit on disposal of discontinued operations, net of tax	1,788	—	—
Profit/(loss) after tax for the period from discontinued operations	2,708	262	(680)
Profit/(loss) for the year	2,420	(553)	(903)
Attributable to:
The owners of the parent (continuing operations)	(380)	(917)	33
The owners of the parent (discontinued operations)	2,708	262	(680)
Non-controlling interest	92	102	(256)

	2,420	(553)	(903)

Earnings/(loss) per share from continuing operations
Basic, (loss)/profit for the year attributable to ordinary equity holders of the parent	(0.22)	(0.52)	0.02
Diluted, (loss)/profit for the year attributable to ordinary equity holders of the parent	(0.22)	(0.52)	0.02
Earnings/(loss) per share from discontinued operations
Basic, (loss)/profit for the year attributable to ordinary equity holders of the parent	1.55	0.15	(0.39)
Diluted, (loss)/profit for the year attributable to ordinary equity holders of the parent	1.55	0.15	(0.39)
Weighted average number of common shares (millions)	1,749	1,748	1,748
Dividends declared per share	0.23	0.035	0.035

(1)	Certain comparative amounts have been reclassified to conform to the current period’s presentation. For more information, please refer to Note 8 of our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 7 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Segmentation of Total Operating Revenue (in millions of U.S. dollars)

	Year ended December 31,
	2016	2015	2014
	in millions of U.S. dollars
Russia(1)	4,097	4,583	7,428
Pakistan	1,295	1,014	1,010
Algeria	1,040	1,273	1,692
Bangladesh	621	604	563
Ukraine	586	622	1,062
Uzbekistan	663	711	718
HQ(2)	10	—	—
Others(3)	573	799	1,013

Total	8,885	9,606	13,486

(1)	Certain comparative amounts have been reclassified to conform to the current period’s presentation. For more information, please refer to Note 8 of our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.
(2)	HQ includes transactions related to management activities within the group, reported as a stand-alone segment for the year ended December 31, 2016 and restated as a separate segment for the years ended December 31, 2015 and 2014. For a discussion of the treatment of our “HQ” segment for each of the periods discussed in this Annual Report on Form 20-F, please see “—Reportable Segments.”
(3)	Beginning with the year ended December 31, 2016, “Others” is no longer a reportable segment and therefore is included herein for the year December 31, 2016 only as a reconciling category between our total revenue and the revenue of our seven reportable segments. For historical periods, “Others” has been included as a stand-alone segment for purposes of reconciliation with the historical “HQ and Others” segment data. For a discussion of the treatment of our “Others” segment and our operations in Kazakhstan for each of the periods discussed in this Annual Report on Form 20-F, please see “—Reportable Segments.”

Segmentation of Total Operating Revenue (as a percentage of total operating revenue)

	Year ended December 31,
	2016	2015	2014
	(percentage of total operating revenue)
Russia(1)	46%	48%	55%
Pakistan	15%	11%	7%
Algeria	12%	13%	13%
Bangladesh	7%	6%	4%
Ukraine	7%	6%	8%
Uzbekistan	7%	7%	5%
HQ(2)	0%	—	—
Others(3)	6%	8%	8%

(1)	Certain comparative amounts have been reclassified to conform to the current period’s presentation. For more information, please refer to Note 8 of our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.
(2)	HQ includes transactions related to management activities within the group. For a discussion of the treatment of our “HQ” segment for each of the periods discussed in this Annual Report on Form 20-F, please see “—Reportable Segments.”
(3)	Beginning with the year ended December 31, 2016, “Others” is no longer a reportable segment and therefore is included herein for the year December 31, 2016 only as a reconciling category between our total revenue and the revenue of our seven reportable segments. For historical periods, “Others” has been included as a stand-alone segment for purposes of reconciliation with the historical “HQ and Others” segment data. For a discussion of the treatment of our “Others” segment and our operations in Kazakhstan for each of the periods discussed in this Annual Report on Form 20-F, please see “—Reportable Segments.”

Segmentation of Adjusted EBITDA(1)

	Year ended December 31,
	2016	2015	2014
	(in millions of U.S. dollars)
Russia(2)	1,574	1,825	2,980
Pakistan	507	409	386
Algeria	547	684	857
Bangladesh	267	242	219
Ukraine	306	292	484
Uzbekistan	395	437	461
HQ(3)	(421)	(1,291)	(233)
Others(4)	57	277	406

Total	3,232	2,875	5,560

(1)	Adjusted EBITDA is a non-IFRS financial measure. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA. For the reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, in “Item 5—Certain Performance Indicators—Adjusted EBITDA” and Note 7 to our audited consolidated financial statements included herein.
(2)	Certain comparative amounts have been reclassified to conform to the current period’s presentation. For more information, please refer to Note 8 of our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.
(3)	HQ includes transactions related to management activities within the group. Adjusted EBITDA for the HQ segment consists of costs incurred in our HQ segment. For a discussion of the treatment of our “HQ” segment for each of the periods discussed in this Annual Report on Form 20-F, please see “—Reportable Segments.”
(4)	Beginning with the year ended December 31, 2016, “Others” is no longer a reportable segment and therefore is included herein for the year December 31, 2016 only as a reconciling category between our total Adjusted EBITDA and the Adjusted EBITDA our seven reportable segments. For historical periods, “Others” has been included as a stand-alone segment for purposes of reconciliation with the historical “HQ and Others” segment data. For a discussion of the treatment of our “Others” segment and our operations in Kazakhstan for each of the periods discussed in this Annual Report on Form 20-F, please see “—Reportable Segments.”

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Total Operating Revenue

Our consolidated total operating revenue decreased by 8% to US$8,885 million during 2016 compared to US$9,606 million during 2015 primarily due to a decrease of total operating revenue of 11% in Russia, 18% in Algeria, 6% in Ukraine and 7% in Uzbekistan, due to the decrease in the average exchange rate from ruble to the U.S. dollar in Russia in 2016 (despite the increase of the spot exchange rate at December 31, 2016 as compared to December 31, 2015) and due to the depreciation of functional currencies against the U.S. dollar in Algeria, Ukraine and Uzbekistan, offset by an increase of total operating revenue of 28% in Pakistan, due to double-digit growth in Mobilink coupled with the consolidation of Warid following July 1, 2016 and 3% in Bangladesh, each as described in greater detail below. The discussion of revenue by reportable segments includes intersegment revenue. Our management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a stand-alone basis.

Total Operating Expenses

Our consolidated total operating expenses decreased by 14% to US$7,801 million during 2016 compared to US$9,082 million during 2015. The decrease was primarily due to a US$900 million provision with respect to agreements with the SEC, DOJ and OM, included in operating expenses for the year ended December 31, 2015, that was not included in our consolidated total operating expenses for 2016. We also saw a decrease in service costs and cost of equipment and accessories of US$183 million, a decrease in impairment losses of US$53 million and a decrease in depreciation and amortization expenses of US$131 million for the year ended December 31, 2016 as compared to December 31, 2015.

Adjusted EBITDA

Our consolidated Adjusted EBITDA increased by 12% to US$3,232 million during 2016 compared to US$2,875 million during 2015, primarily due to a US$900 million provision with respect to agreements with the SEC, DOJ and OM, included in operating expenses for the year ended December 31, 2015, that was not included in our consolidated total operating expenses for 2016, which was partially offset by a decrease in revenue during 2016. Adjusted EBITDA is a non-IFRS financial measure. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA. For the reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, in “Item 5—Certain Performance Indicators—Adjusted EBITDA” and Note 7 to our audited consolidated financial statements included herein.

Depreciation and Amortization Expenses

Our consolidated depreciation and amortization expenses decreased by 6% to US$1,936 million in 2016 compared to US$2,067 million in 2015. The decrease was primarily the result of depreciation of our functional currencies against the U.S. dollar, partially offset by accelerated depreciation due to the equipment swap in Ukraine and Pakistan.

Impairment Loss

Our consolidated impairment loss decreased by 22% to US$192 million in 2016 compared to US$245 million in 2015. The impairment loss in 2016 primarily related to goodwill impairment in Kyrgyzstan of US$49 million; goodwill, property, equipment and intangible assets impairment in Tajikistan of US$76 million; property, equipment and intangible assets impairment in Georgia for US$29 million and a US$30 million impairment in connection with our transformation strategy and commitment to network modernization, including our plans for re-evaluating our existing network. The impairment loss in 2015 primarily related to goodwill impairment in Ukraine of US$51 million and in Armenia of US$44 million. For further information on our impairment loss, please see Note 10 of our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets decreased by 49% to US$20 million during 2016 compared to US$39 million during 2015, mainly due to relatively higher cash considerations received for assets sold.

Operating Profit

Our consolidated operating profit increased by 107% to US$1,084 million in 2016 compared to US$524 million in 2015 due to the decrease of a provision with respect to agreements with the SEC, DOJ and OM, included in operating expenses for the year ended December 31, 2015, that was not included in our consolidated total operating expenses for 2016, and lower operating expenses, partially offset by overall decrease in revenue.

Non-operating Profits and Losses

Finance Costs and Finance Income

Our consolidated finance costs were broadly stable and amounted to US$830 million in 2016 compared to US$829 million in 2015. Our finance income increased by 33% to US$69 million for the year ended December 31, 2016 compared to US$52 million for the year ended December 31, 2015, primarily due to increased interest from bank deposits.

Other Non-operating Losses/(Gains)

We recorded US$82 million in other non-operating losses during 2016 compared to US$42 million in losses during 2015, an increase of 95%. The change was primarily due to the negative fair value change of foreign exchange contracts by US$120 million in 2016, partially offset by the increased fair value of investments in financial assets by US$21 million and the increased fair value of embedded derivatives by US$12 million.

Shares of Loss/(Profit) of Associates and Joint Ventures Accounted for Using the Equity Method

We recorded a profit of US$48 million from our investments in associates and joint ventures in 2016 compared to a profit of US$14 million in 2015, an increase of 243%. This was mainly driven by profit from the Italy Joint Venture of US$59 million.

Impairment of Associates and Joint Ventures Accounted for Using the Equity Method

During 2016, an impairment of US$99 million was recorded in respect of the investment in Euroset, due to operational underperformance of the joint venture.

Net Foreign Exchange (Gain)/Loss

We recorded a gain of US$157 million from foreign currency exchange in 2016 compared to a loss of US$314 million from foreign currency exchange in 2015. This trend was primarily driven by the appreciation of the Russian ruble against the U.S. dollar in 2016 compared to the depreciation of the Russian ruble against the U.S. dollar in 2015.

Income Tax Expense

The statutory income tax rates during the years ended December 31, 2016 and 2015 for each country in which we operate were as follows:

	Year ended December 31,
	2016	2015
Russia	20.0%	20.0%
Pakistan	31.0%	32.0%
Algeria	26.0%	26.0%
Bangladesh	45.0%	45.0%
Ukraine	18.0%	18.0%
Uzbekistan*	50.0%	7.5%
Kazakhstan	20.0%	20.0%
Kyrgyzstan	10.0%	10.0%
Armenia	10.0%	20.0%
Georgia	15.0%	15.0%
Luxembourg	22.47%	22.47%
Netherlands	25.0%	25.0%
Tajikistan	24.0%	24.0%
Laos	20.0%	20.0%
Italy	27.5%	27.5%
Italy regional tax	3.9%	4.8%

*	effective tax rate in Uzbekistan is 53.3% due to additional subnational tax

Our consolidated income tax expense increased by 189% to US$635 million in 2016 compared to US$220 million in 2015. The increase in income taxes was primarily due to an increase in tax rate in Uzbekistan from 7.5% to 50% and higher profits in countries with higher nominal tax rates. Furthermore, the historical WIND business has tax losses, for which a deferred tax asset has been recognized of approximately US$95 million. As a result of the Italy Joint Venture, we will no longer be able to offset these losses against future profits of the Italy Joint Venture. As a consequence, the deferred tax asset of US$95 million was written down. In addition, in 2015 we decreased the provisions for future withholding taxes on intercompany dividends by US$200 million. For information regarding our income tax, see Note 11 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

(Loss)/profit for the year from continuing operations

In 2016, our consolidated loss for the period from continuing operations was US$288 million, compared to US$815 million of loss in 2015, primarily as a result of the US$900 million provision with respect to agreements with the SEC, DOJ and OM, included in operating expenses for the year ended December 31, 2015, that was not included in our consolidated total operating expenses for 2016, and for the other reasons described above. See “—Factors Affecting Comparability of Our 2016, 2015 and 2014 Financial Position and Results of Operations.”

Profit/(loss) for the year from discontinued operations

In 2016, our consolidated profit after tax for the period from discontinued operations, which is comprised primarily of our historical WIND operations in Italy, was US$2,708 million, compared to US$262 million of profit for the year ended December 31, 2015. The completion of the Italy Joint Venture transaction resulted in a non-cash gain on disposal of US$1,788 million, which is the difference between the book value of the deconsolidated Italian operations and the fair value of the investment in the new joint venture recorded on the balance sheet.

Profit for the Year Attributable to the Owners of the Parent

In 2016, the consolidated profit for the period attributable to the owners of the parent was US$2,328 million compared to a loss of US$655 million in 2015. The increase was mainly due to the gain recognized on the disposal of the discontinued operation and other factors as discussed above.

Profit for the Year Attributable to Non-controlling Interest

Our profit for the period attributable to non-controlling interest was US$92 million in 2016 compared to a profit of US$102 million, a decrease of 9.8%, in 2015 as a result of decreased profit for the year in Kazakhstan and Kyrgyzstan, partially offset by increased profit by Global Telecom Holding Group.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Total Operating Revenue

Our consolidated total operating revenue decreased by 29% to US$9,606 million during 2015 compared to US$13,486 million during 2014 primarily due to decreases of total operating revenue of 38% in Russia, 25% in Algeria and 41% in Ukraine, largely related to the depreciation of functional currencies against the U.S. dollar in 2015, as described in greater detail below. The discussion of revenue by reportable segments includes intersegment revenue. Our management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a stand-alone basis.

Total Operating Expenses

Our consolidated total operating expenses decreased by 22% to US$9,082 million during 2015 compared to US$11,613 million during 2014, and represented 95% and 86% of total operating revenue in 2015 and 2014, respectively. The decrease in absolute terms was primarily due to a decrease in service costs and cost of equipment and accessories of US$1,015 million, lower impairment losses by US$731 million and a decrease in depreciation and amortization expenses of US$576 million. Our service costs and cost of equipment and accessories was reclassified for the year ended December 31, 2015 to conform to the current period’s presentation. For more information, please refer to Note 8 of our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Such decreases in 2015 compared to 2014, were largely related to depreciation of functional currencies against the U.S. dollar in 2015, partially offset by recognized exceptional items in a total amount of US$1,051 million in 2015, including the US$900 million provision with respect to agreements with the SEC, DOJ and OM, included in operating expenses for the year ended December 31, 2015, and transformation costs of US$138 million related to our performance transformation program. In 2014, we recognized exceptional items in a total amount of US$65 million, mainly related to the closing of the sale by GTH, of a non-controlling 51% interest in OTA to the Fonds National d’Investissement.

Service Costs

Our consolidated service costs decreased by 34% to US$1,937 million during 2015 compared to US$2,931 million during 2014. As a percentage of consolidated total operating revenue, our service costs decreased to 20% during 2015 compared to 22% during 2014. The decrease in absolute terms was primarily due to decreased revenues related to currency devaluations of functional currencies against the U.S. dollar.

Cost of Equipment and Accessories

Our consolidated cost of equipment and accessories decreased by 8% to US$231 million in 2015 compared to US$252 million in 2014. This decrease was primarily due to a devaluation of functional currencies against the U.S. dollar.

Selling, General and Administrative Expenses

Our consolidated selling, general and administrative expenses decreased by 4% to US$4,563 million during 2015 compared to US$4,743 million during 2014. This decrease was primarily due to the depreciation of functional currencies against the U.S. dollar, partially offset by recognized exceptional items in a total amount of US$1,051 million in 2015, including the US$900 million Uzbekistan provision in connection with the investigations by the SEC, DOJ and OM and transformation costs of US$138 million related to our performance transformation program. In 2014, we recognized exceptional items in a total amount of US$65 million, mainly related to the closing of the Algeria Transaction. For more information about our provisions, see Note 25 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. As a percentage of consolidated total operating revenue, our consolidated selling, general and administrative expenses increased to 47% in 2015 compared to 35% in 2014, mainly due to the exceptional items mentioned above.

Adjusted EBITDA

Our consolidated adjusted EBITDA decreased by 48% to US$2,875 million during 2015 compared to US$5,560 million during 2014, primarily due to decreased revenues related to currency devaluations and the exceptional items mentioned above. Adjusted EBITDA is a non-IFRS financial measure. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA. For the reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, in “Item 5—Certain Performance Indicators—Adjusted EBITDA” and Note 7 to our audited consolidated financial statements included herein.

Depreciation and Amortization Expenses

Our consolidated depreciation and amortization expenses decreased by 22% to US$2,067 million in 2015 compared to US$2,643 million in 2014. The decrease was primarily the result of depreciation of our functional currencies against the U.S. dollar.

Impairment Loss

Our consolidated impairment loss was US$245 million in 2015 compared to US$976 million in 2014. The impairment loss in 2015 primarily related to impairment of obsolete network equipment in Pakistan of US$52 million, in Russia of US$28 million, obsolete network equipment and goodwill in Ukraine of US$66 million and impairment of goodwill in Armenia of US$44 million. The impairment loss in 2014 primarily related to impairment of goodwill and other assets related to Ukraine of US$767 million, in Pakistan of US$163 million, and goodwill and other assets in Laos, Georgia, Bangladesh, Burundi and Central African Republic of US$172 million which was partially offset by an impairment release as a result of the sale of our debt and equity interest in Wind Canada of US$110 million.

Loss on Disposals of Non-current Assets

Our consolidated loss on disposals of non-current assets decreased by 43% to US$39 million during 2015 compared to US$68 million during 2014, primarily due to depreciation of our functional currencies against the U.S. dollar.

Operating Profit

Our consolidated operating profit decreased to US$524 million in 2015 compared to US$1,873 million in 2014 due to an overall decrease in revenue and the exceptional items mentioned above, offset by lower impairment. Our consolidated operating profit as a percentage of total operating revenue in 2015 decreased to 5% compared to 14% in 2014.

Non-operating Profits and Losses

Finance Costs and Finance Income

Our consolidated finance costs decreased by 23% to US$829 million in 2015 compared to US$1,077 million in 2014, primarily due to a decrease in interest expense as a result of the redemption of certain bonds in April 2015 through a cash tender offer by VimpelCom Amsterdam B.V. that resulted in the repurchase of US$1,838 million of bonds, as well as lower U.S. dollar equivalents of ruble-denominated interest expenses as a result of the ruble depreciation. Our consolidated finance income remained at US$52 million in 2015.

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

Income Tax Expense

The statutory income tax rates during the years ended December 31, 2015 and 2014 for each country in which we operate were as follows:

	Year ended December 31,
	2015	2014
Russia	20.0%	20.0%
Pakistan	32.0%	33.0%
Algeria	26.0%	23.0%
Bangladesh	45.0%	45.0%
Ukraine	18.0%	18.0%
Uzbekistan	7.5%	8.0%
Kazakhstan	20.0%	20.0%
Kyrgyzstan	10.0%	10.0%
Armenia	20.0%	20.0%
Georgia	15.0%	15.0%
Luxembourg	22.47%	22.47%
Netherlands	25.0%	25.0%
Tajikistan	24.0%	25.0%
Laos	20.0%	20.0%
Italy	27.5%	27.5%
Italy regional tax	4.82%	4.55%

Our consolidated income tax expense decreased by 63% to US$220 million in 2015 compared to US$598 million in 2014. The decrease in income taxes was primarily due to a decrease in provisions for future withholding taxes on intercompany dividends booked in 2015. In addition, our income tax expenses were higher in 2014 due to the tax consequences relating to the sale by GTH of a non-controlling 51% interest in OTA to the Fonds National d’Investissement that were recorded in 2014.

For more information regarding income tax expenses please refer to Note 11 of our audited consolidated financial statements included herein.

(Loss)/profit for the year from continuing operations

In 2015, our consolidated loss for the year from continuing operations was US$815 million, compared to US$223 million of loss for 2014. The loss for the year ended December 31, 2015 was primarily attributable to exceptional items in total amount of US$1,051 million described above. See “—Key Developments and Trends—Investigations” and Note 25 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

(Loss)/profit after tax for the year from discontinued operations

In 2015, our consolidated profit after tax for the year from discontinued operations, which is comprised primarily of our historical WIND operations in Italy, was US$262 million, compared to US$680 million of loss for 2014. In functional currency terms, total operating revenue for WIND in Italy decreased by 4% in 2015 compared to 2014, primarily due to a decrease in our mobile revenues and a decrease in fixed-line revenues, attributable to a decline in voice volumes and a decrease in indirect customer base (subscribers who access WIND’s network through Telecom Italia’s network but who are managed commercially by WIND, including both corporate and consumer subscribers). The 2015 results were positively influenced by the net effect of WIND’s sale of 90% of the shares of its towers subsidiary, Galata, to Cellnex in the first quarter 2015 and a reduction in financial expenses resulting from refinancing activities carried out in 2014 and 2015.

Profit for the Year Attributable to the Owners of the Parent

In 2015, the consolidated loss for the year attributable to the owners of the parent was US$655 million compared to a loss of US$647 million in 2014. The movement was mainly due to an overall decrease in revenue and the exceptional items mentioned above.

Profit for the Year Attributable to Non-controlling Interest

Our profit for the year attributable to non-controlling interest was US$102 million in 2015 compared to a loss of US$256 million in 2014, mainly due to the profit recorded at the GTH level. This primarily relates to the Algerian results and the change in ownership that occurred during 2015.

Russia

Results of operations in US$

	Year ended December 31,			‘15 – ‘16	‘14 – ‘15
	2016	2015(1)	2014(1)	% change
	in millions of U.S. dollars (except as indicated)
Total operating revenue	4,097	4,583	7,428	(11)%	(38)%
Mobile service revenue	3,276	3,624	5,845	(10)%	(38)%
—of which FMC	23	—	—	—	—
—of which mobile data	778	719	1,003	8%	(28)%
Fixed-line service revenue	665	789	1,373	(16)%	(42)%
Sales of equipment, accessories and other	156	170	210	(8)%	(20)%
Operating expenses	2,523	2,758	4,448	(9)%	(38)%
Adjusted EBITDA	1,574	1,825	2,980	(14)%	(39)%
Adjusted EBITDA margin	38%	40%	40%	(1.4p.p. )	(0.3p.p. )

(1)	Certain comparative amounts have been reclassified to conform to the current period’s presentation. For more information, please refer to Note 8 of our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Results of operations in RUB

	Year ended December 31,			‘15 – ‘16	‘14 – ‘15
	2016	2015(1)	2014(1)	% change
	in millions of RUB (except as indicated)
Total operating revenue	273,003	277,241	280,765	(2)%	(1)%
Mobile service revenue	218,192	219,031	220,305	0%	(1)%
—of which FMC	1,496	—	—	—	—
—of which mobile data	51,773	43,581	38,065	19%	14%
Fixed-line service revenue	44,418	47,748	52,064	(7)%	(8)%
Sales of equipment, accessories and other	10,393	10,462	8,396	(1)%	25%
Operating expenses	168,213	167,096	168,830	1%	(1)%
Adjusted EBITDA	104,790	110,145	111,935	(5)%	(2)%
Adjusted EBITDA margin	38%	40%	40%	(1.3p.p. )	(0.1p.p. )

(1)	Certain comparative amounts have been reclassified to conform to the current period’s presentation. For more information, please refer to Note 8 of our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Certain Performance Indicators

	Year ended December 31,
	2016	2015(1)	2014(1)
Mobile
Customers in millions	58.3	59.8	57.2
ARPU in US$	4.6	5.1	8.6
ARPU in RUB	306	310	323
MOU in minutes	326	310	304
Mobile data customers	36.6	34.3	31.9
Fixed-Line
Broadband customers in millions	2.2	2.2	2.3

(1)	Comparative amounts in Russia for ARPU in RUB in 2015 and 2014 have been reclassified to conform to the current period’s presentation. For further information, please see Note 8 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Our total operating revenue in Russia decreased by 11% to US$4,097 million in 2016 compared to US$4,583 million in 2015 mainly due to the weakening of the average exchange rate from ruble to the U.S. dollar in 2016, particularly in the first half of the year. In functional currency terms, total operating revenue in Russia decreased by 2% due to decreased fixed-line service revenue, mainly driven by a change in B2B fixed-line contracts from U.S. dollar to ruble and lower B2C revenue. This was partially offset by an increase in mobile data revenue of 19% as a result of increased smart phone penetration, growth in mobile data customers, customer traffic growth and active bundle promotion. The increase in mobile data revenue was partially offset by lower voice and roaming revenue due to an average price per minute reduction as existing customers continued to migrate to the company’s current price plans. Mobile service revenue was stable, driven by strong growth in mobile data revenue.

Adjusted EBITDA

Our Russia Adjusted EBITDA decreased by 14% to US$1,574 million in 2016 compared to US$1,825 million in 2015, mainly due to the decrease in the average exchange rate from ruble to the U.S. dollar during 2016, particularly in the first half of the year. In functional currency terms, our Russia Adjusted EBITDA decreased by 5% in 2016 compared to previous year, primarily as a result of a revenue decrease, as discussed above, and negative foreign exchange effect on roaming and interconnect costs, which are incurred in U.S. dollars. Adjusted EBITDA is a non-IFRS financial measure. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA.

Certain Performance Indicators

As of December 31, 2016, we had approximately 58.3 million mobile customers in Russia, including 0.6 million FMC customers, representing a decrease of 3% from approximately 59.8 million mobile customers as of December 31, 2015, which we believe was due to the lower number of seasonal workers during 2016 as a result of the macroeconomic developments in the country and increased churn, reflecting the increased competition in the market.

In 2016, our mobile ARPU in Russia decreased by 10% to US$4.6 compared to US$5.1 in 2015, primarily as a result of foreign exchange effects. In functional currency terms, mobile ARPU in Russia decreased by 1%, due to lower voice and roaming revenue attributed to an average price per minute reduction as existing customers migrated to new price plans, partially offset by an increase in mobile data revenue.

In 2016, our mobile MOU in Russia increased by 5% to 326 minutes from 310 minutes in 2015, primarily as a result of on-net traffic growth caused by migration of customers to new offers and bundles.

As of December 31, 2016, we had approximately 36.6 million mobile data customers, representing an increase of 7% from approximately 34.3 million mobile data customers as of December 31, 2015. The increase was mainly due to the increased smartphone penetration in the customer base as a result of device promotions.

The fixed-line broadband customers are mainly represented by FTTB customers. As of December 31, 2016, we had approximately 2.2 million fixed-line customers in Russia, including 0.5 million FMC customers, compared to approximately 2.2 million fixed-line customers as of December 31, 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our total operating revenue in Russia decreased by 38% to US$4,583 million in 2015 compared to US$7,428 million in 2014 mainly due to depreciation of the ruble against the U.S. dollar, as nearly all revenue generated by our operations in Russia are denominated in rubles. In functional currency terms, total operating revenue in Russia decreased by 1% due to a targeted shift away from lower margin traffic-termination revenue. Despite the macroeconomic slowdown in Russia, mobile data revenue increased by 14% due to the trend of increased data use. Our Russia total operating revenue consists of both mobile and fixed-line services.

Mobile Revenue

Our total mobile operating revenue in Russia decreased by 38% to US$3,624 million in 2015 compared to US$5,845 million in 2014. In functional currency terms, total mobile operating revenue increased by 1.2%.

During 2015, we generated US$1,817 million of our Russia segment service revenue from mobile voice services (i.e., airtime charges from mobile postpaid and prepaid customers, including monthly contract fees and roaming fees and roaming fees received from other mobile services operators for providing roaming services to their customers), or 47.4% of the total mobile operating revenue in our Russia segment, compared to US$3,095 million, or 51.0% of the total mobile operating revenue in 2014. In U.S. dollars terms, our mobile voice services revenue in Russia decreased by 41.3%. In functional currency terms, it decreased by 5.7% due to a reduction in APPM, as existing customers migrated to new price plans.

During 2015, we generated US$1,224 million of our Russia segment service revenue from VAS, including data revenue, or 32.4% of the total mobile operating revenue in our Russia segment, compared to US$1,789 million, or 30.0% of the total mobile operating revenue in our Russia segment, in 2014. In U.S. dollars terms, the decrease was 31.7%, while in functional currency terms, our Russia segment service revenue from VAS, including data revenue, increased by 9.3% during 2015 compared to 2014, primarily due to increased data usage in line with the trend seen in 2015.

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

Our total mobile operating revenue in our Russia segment also included revenue from sales of equipment and accessories and other revenue. During 2015, revenue from sales of equipment and accessories and other revenue in Russia decreased by 19.1% to US$170 million, or 4.7% of the total mobile operating revenue in our Russia segment in 2015, from US$210 million, or 3.6% of the total mobile operating revenue in our Russia segment, in 2014. In functional currency terms, our Russia segment sales of equipment and accessories and other revenue increased by 29.8% during 2015 compared to 2014, primarily as a result of the active promotion of device sales.

Fixed-line Revenue

In 2015, our total operating revenue from our fixed-line services in Russia decreased by 44.8% to US$766 million compared to US$1,388 million in 2014. Our total operating revenue from fixed-line services in Russia in 2015 consisted of US$317 million generated from business operations, US$246 million generated from wholesale operations and US$203 million generated from residential and FTTB operations. In functional currency terms, our total operating revenue from our Russia fixed-line services decreased by 12.8% during 2015 compared to 2014, primarily due to a targeted shift away from lower margin traffic and the macroeconomic slowdown.

Adjusted EBITDA

Our Russia adjusted EBITDA decreased by 38.8% to US$1,825 million in 2015 compared to US$2,980 million in 2014. In functional currency terms, our Russia adjusted EBITDA decreased by 1.5%, primarily as a result of negative foreign exchange effect on roaming and interconnect costs. In functional currency terms, adjusted EBITDA margin in 2015 in our Russia segment was 39.6%, which is 0.1 percentage points below adjusted EBITDA margin in 2014. The decrease was primarily due to the negative effect of the depreciation of the ruble against the U.S. dollar. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA.

Certain Performance Indicators

As of December 31, 2015, we had approximately 59.8 million mobile customers in Russia, representing an increase of 4.5% compared to approximately 57.2 million mobile customers as of December 31, 2014. Our mobile customer growth in Russia in 2015 was mainly due to improved customer retention linked to product improvements, loyalty program developments and the promotion of new bundled price plans. We also strengthened our distribution channels through the roll out of owned monobranded stores, the acquisition of franchise stores and the growth of sales through Svyaznoy (a large independent handset retailer in Russia).

In 2015, our mobile ARPU in Russia decreased by 40.0% to US$5.1 compared to US$8.6 in 2014, primarily as a result of foreign exchange effects. In functional currency terms, mobile ARPU in Russia decreased by 4% in 2015 compared to 2014, due to lower voice and roaming revenue attributed to an APPM reduction as existing customers migrated to new price plans.

In 2015, our mobile MOU in Russia increased by 2% to 310 compared to 304 in 2014, primarily as a result of on-net traffic growth caused by migration of customers to the new offers and bundles.

The fixed-line broadband customers are mainly represented by FTTB customers. As of December 31, 2015, we had approximately 2.2 million fixed-line customers in Russia, compared to approximately 2.3 million fixed-line customers as of December 31, 2014. The decrease was primarily due to our strategy of focusing on profitable customers and therefore maximizing cash flow.

As of December 31, 2015, we had approximately 34.3 million mobile data customers in Russia, representing an increase of approximately 7.6% from the approximately 31.9 million mobile data customers as of December 31, 2014. The increase was mainly due to an improved churn rate.

Pakistan

Results of operations in US$

	Year ended December 31,			‘15 – ‘16	‘14 – ‘15
	2016	2015	2014	% change
	in millions of U.S. dollars (except as indicated)
Total operating revenue	1,295	1,014	1,010	28%	0%
Mobile service revenue	1,217	960	966	27%	(1)%
—of which mobile data	155	86	49	81%	76%
Sales of equipment, accessories and other	78	54	44	45%	22%
Operating expenses	788	605	624	30%	(3)%
Adjusted EBITDA	507	409	386	24%	6%
Adjusted EBITDA margin	39%	40%	38%	(1.2p.p. )	2.1p.p.

Results of operations in PKR

	Year ended December 31,			‘15 – ‘16	‘14 – ‘15
	2016	2015	2014	% change
	in billions of PKR (except as indicated)
Total operating revenue	136	104	102	30%	2%
Mobile service revenue	127	99	98	29%	1%
—of which mobile data	—	—	—	—	—
Sales of equipment, accessories and other	8	6	4	48%	24%
Operating expenses	83	62	63	33%	(1)%
Adjusted EBITDA	53	42	39	26%	8%
Adjusted EBITDA margin	39%	40%	38%	(1.2p.p. )	2.1p.p.

Certain Performance Indicators

	Year ended December 31
	2016	2015	2014
Mobile
Customers in millions	51.6	36.2	38.5
ARPU in US$	2.3	2.1	2.1
ARPU in PKR	241	219	214
MOU in minutes	628	623	433
Mobile data customers in millions	25.1	16.8	14.4

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

On July 1, 2016, VEON Ltd., together with its subsidiary GTH, acquired 100% of the voting shares in Warid, a mobile telecommunications provider. VEON Ltd. consolidated Warid financials in the Pakistan segment starting from July 1, 2016, which affects comparability with previous periods. For more information regarding our acquisitions and dispositions, see “—Key Developments and Trends—Pakistan Merger” and Note 6 to our audited consolidated financial statements incorporated herein.

Mobile Revenue

Our Pakistan total operating revenue increased by 28% to US$1,295 million in 2016 compared to US$1,014 million in 2015, primarily as a result of the Pakistan Merger on July 1, 2016. In functional currency terms, total operating revenue in Pakistan increased by 30% as a result of the Pakistan Merger and an increase in voice, interconnect, SMS and data revenues supported by customer growth. Our data revenue grew by 81% as a result of the Pakistan Merger, successful data monetization initiatives, data device promotions and 3G network expansion. In addition, mobile financial services revenue grew by 46% in functional currency terms in 2016 as compared to 2015 due to an increase in the number of transactions and an increase in sales by our agents. Our Pakistan segment sales of equipment and accessories and other revenue increased by 45%, primarily driven by network sharing activities.

Adjusted EBITDA

Our Adjusted EBITDA in Pakistan increased by 24% to US$507 million in 2016 compared to US$409 million in 2015. In functional currency terms, our Adjusted EBITDA increased by 26% in 2016 compared to the previous year, primarily due to the Pakistan Merger, higher revenue, as discussed above, performance transformation initiatives and a decrease in network costs. This increase was partially offset by integration costs. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA.

Certain Performance Indicators

As of December 31, 2016, we had approximately 51.6 million customers in Pakistan, representing an increase from 36.2 million customers as of December 31, 2015, primarily as a result of the Pakistan Merger in July 1, 2016 and simplification of tariffs, resulting in higher gross additions.

In 2016, our mobile ARPU in Pakistan increased by 8% to US$2.3 compared to US$2.1 in 2015. In functional currency terms, mobile ARPU in Pakistan increased in 2016 by 10% compared to 2015, mainly due to data revenue growth and changes in customer pricing.

In 2016, our mobile MOU in Pakistan increased 1% to 628 minutes from 623 minutes in 2015 as a result of the decrease in dual SIMs in the market following a SIM-verification process in Pakistan.

As of December 31, 2016, we had approximately 25.1 million mobile data customers in Pakistan, representing an increase of approximately 50% from the approximately 16.8 million mobile data customers as of December 31, 2015. The increase was mainly due to the Pakistan Merger on July 1, 2016, the 3G expansion and increased smartphone penetration in the customer base.

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

Adjusted EBITDA

Our Pakistan adjusted EBITDA increased by 5.9% to US$409 million in 2015 compared to US$386 million in 2014. In functional currency terms, our Pakistan adjusted EBITDA increased by 7.7% in 2015, primarily due to slightly higher revenue and lower service costs as a result of cost efficiency initiatives, mainly in procurement and utilities. In functional currency terms, adjusted EBITDA margin in 2015 in our Pakistan segment was 40.4%, which is 2.1 percentage points higher than adjusted EBITDA margin in 2014. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA.

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

In 2015, our mobile ARPU in Pakistan remained stable at US$2.1 (equal to 2014). In functional currency terms, mobile ARPU in Pakistan increased in 2015 by 3% compared to 2014 mainly due to the successful completion of the SIM re-verification process, which resulted in the disconnection of lower revenue customers.

In 2015, our mobile MOU in Pakistan increased 44.0% to 623 from 433 in 2014 as a result of the success of our bundle offers and network modernization completed in 2014, which substantially increased network capacity.

As of December 31, 2015, we had approximately 16.8 million mobile data customers in Pakistan, representing an increase of approximately 16.6% from the approximately 14.4 million mobile data customers as of December 31, 2014. The increase was mainly due to the 3G expansion and increased smartphone penetration in the customer base.

Algeria

Results of operations in US$

	Year ended December 31,			‘15 – ‘16	‘14 – ‘15
	2016	2015	2014	% change
	in millions of U.S. dollars (except as indicated)
Total operating revenue	1,040	1,273	1,692	(18)%	(25)%
Mobile service revenue	1,031	1,259	1,678	(18)%	(25)%
—of which mobile data	76	46	20	65%	131%
Sales of equipment, accessories and other	9	14	14	(36)%	2%
Operating expenses	493	589	835	(16)%	(29)%
Adjusted EBITDA	547	684	857	(20)%	(20)%
Adjusted EBITDA margin	53%	54%	51%	(1.1p.p. )	3.0p.p.

Results of operations in DZD

	Year ended December 31,			‘15 – ‘16	‘14 – ‘15
	2016	2015	2014	% change
	in billions of DZD (except as indicated)
Total operating revenue	114	128	136	(11)%	(6)%
Mobile service revenue	113	127	135	(11)%	(7)%
—of which mobile data	8	5	2	78%	185%
Sales of equipment, accessories and other	1	1	1	(31)%	28%
Operating expenses	54	59	68	(9)%	(13)%
Adjusted EBITDA	60	69	69	(13)%	0%
Adjusted EBITDA margin	53%	54%	50%	(1.2p.p. )	3.4p.p.

Certain Performance Indicators

	Year ended December 31
	2016	2015	2014
Mobile
Customers in millions	16.3	17.0	17.7
ARPU in US$	5.1	6.0	7.9
ARPU in DZD	562	603	639
MOU in minutes	332	369	371
Mobile data customers	7.0	4.1	1.3

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Our Algeria total operating revenue decreased by 18% to US$1,040 million in 2016 compared to US$1,273 million in 2015 partly due to the depreciation of the Algerian dinar against the U.S. dollar. In functional currency terms, total operating revenue in Algeria decreased by 11% due to a change in customer billing terms, the forced migration of customers from legacy tariffs, aggressive price competition and distribution challenges as compared to 2015. Our data revenue increased due to increased data usage in terms of amount of megabytes used and number of data users, primarily as a result of the revived 3G roll-out following the lifting of governmental restrictions in November 2015. Our segment sales of equipment and accessories and other revenue decreased by 36% due in part to the depreciation of the Algerian dinar against the U.S. dollar, partially offset by affordable device promotions launched during 2016. For a description of the risks associated with the current operating conditions in Algeria, see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—We operate in a highly regulated industry and are subject to a large variety of laws and extensive regulatory requirements” and “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.”

Adjusted EBITDA

Our Algeria Adjusted EBITDA decreased by 20% to US$547 million in 2016 compared to US$684 million in 2015. In functional currency terms, our Algeria Adjusted EBITDA decreased by 13% in 2016 compared to the previous year, primarily due to a decrease in total revenues, as discussed above, partially offset by a decrease in operating expenses due to commercial and other general and administrative expense cost optimization and headcount reduction as a result of our performance transformation program. In addition to the decrease in revenue, our Adjusted EBITDA in Algeria was negatively impacted by costs in relation to structural measures to improve performance and stabilize our customer base, including distribution transformation and monobrand roll-out, acceleration of our 4G/LTE network deployment and promotion of micro-campaigns with tailored services to increase satisfaction, data monetization activities and smartphone promotions, coupled with bundle offers. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA.

Certain Performance Indicators

Customers in our Algeria segment decreased to approximately 16.3 million as of December 31, 2016 compared to 17.0 million customers as of December 31, 2015. The 4% decrease was mainly due to the combined impact of historic 3G coverage shortfalls, changes in customer billing terms, forced migration and distribution challenges.

In 2016, our mobile ARPU in Algeria decreased by 15% to US$5.1 compared to US$6.0 in 2015. In functional currency terms, our mobile ARPU in Algeria decreased by 7%, mainly due to aggressive price competition and high-value customer churn.

In 2016, our mobile MOU in Algeria decreased by 10% to 332 minutes compared to 369 minutes in 2015. This decrease was due to high-value customer churn.

As of December 31, 2016, we had approximately 7.0 million mobile data customers in Algeria, representing an increase of approximately 69% from the approximately 4.1 million mobile data customers in Algeria as of December 31, 2015. The increase was mainly due to the rapid 3G expansion during the last twelve months.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Algeria total operating revenue decreased by 24.7% to US$1,273 million in 2015 compared to US$1,692 million in 2014 mainly due to the depreciation of the Algerian dinar against the U.S. dollar. In functional currency terms, total operating revenue in Algeria decreased by 6% due to aggressive price competition, device promotion by competitors and delays in the launch of OTA’s 3G network. Our Algeria total operating revenue consists of revenue from providing mobile services.

Mobile Revenue

In 2015, we generated US$1,041 million of our Algeria segment service revenue from mobile voice services (i.e., airtime charges from mobile contract and prepaid customers, including monthly contract fees and roaming fees, as well as roaming fees received from other mobile service operators for providing roaming services to their customers), or 81.7% of our total operating revenue in our Algeria segment, compared to US$1,442 million, or 85.2% of the total operating revenue in our Algeria segment, in 2014. In U.S. dollar terms, our mobile voice services revenue in Algeria decreased by 27.8% as a result of the depreciation of the Algerian dinar against the U.S. dollar. In functional currency terms, it decreased by 10.2% due to decreased voice ARPU resulting primarily from aggressive price competition.

In 2015, we generated US$99 million of our Algeria segment service revenue from interconnect fees, or 7.8% of the total operating revenue in our Algeria segment, compared to US$120 million, or 7.1% of the total operating revenue in our Algeria segment, in 2014. In U.S. dollar terms, our Algeria segment service revenue from interconnect fees decreased by 17.6%, while in functional currency terms, it increased by 3.1%, due to an increase in the MTRs set by the regulator in Algeria for Optimum from DZD 0.96 per minute to DZD 1.1 (approximately US$0.01 to US$0.011 as of December 31, 2015) per minute.

In 2015, we generated US$108 million of our Algeria segment service revenue from VAS, including data revenue, or 8.4% of the total operating revenue in our Algeria segment, compared to US$102 million, or 6.0% of the total operating revenue in our Algeria segment, in 2014. In U.S. dollar terms, our Algeria segment service revenue from VAS, including data revenue, increased by 5.1%, while in functional currency terms, it increased by 31.3%, due to increased data usage in terms of amount of megabytes used and number of data users (2.9 million users in 2015 compared with 0.8 million users in 2014).

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

Adjusted EBITDA

Our Algeria adjusted EBITDA decreased by 20.2% to US$684 million in 2015 compared to US$857 million in 2014. In functional currency terms, our Algeria adjusted EBITDA remained stable in 2015, primarily due to a decrease in total revenues (DZD 8,600 million (approximately US$86 million)), offset by a decrease in operating expenses (DZD 8,700 million (approximately US$87 million)) due to a one-off charge recorded in 2014 related to a provision for Cevital litigation of DZD 4,300 million (approximately US$53 million). In 2015, we recorded a one-off charge of DZD 120 million (approximately US$12 million) related to the performance transformation program, as well as a decrease in certain expenses such as personnel costs, security and billing in relation to operational improvements. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA.

Certain Performance Indicators

As of December 31, 2015, we had approximately 17.0 million customers in our Algeria segment, in comparison with 17.7 million customers as of December 31, 2014. The 3.9% decrease was mainly due to a reduction of high-value customers.

In 2015, our mobile ARPU in Algeria decreased by 23.8% to US$6.0 compared to US$7.9 in 2014. In functional currency terms, our mobile ARPU in Algeria decreased by 5.7%, mainly due to aggressive price competition.

In 2015, our mobile MOU in Algeria was mostly stable, slightly decreasing by 0.7% to 369 from 371 in 2014. This decrease was due to a slight decrease in total traffic (78.8 billion minutes in 2014 compared to 76.6 billion minutes in 2015) coupled with a slight decrease in average customer base (17.6 million in 2014 compared to 17.3 million in 2015).

We did not have broadband customers in Algeria as of December 31, 2015.

Bangladesh

Results of operations in US$

	Year ended December 31,			‘15 – ‘16	‘14 – ‘15
	2016	2015	2014	% change
	in millions of U.S. dollars (except as indicated)
Total operating revenue	621	604	563	3%	7%
Mobile service revenue	606	596	556	2%	7%
of which mobile data	63	42	23	50%	80%
Sales of equipment, accessories and other	15	8	7	76%	18%
Operating expenses	354	362	344	(2)%	5%
Adjusted EBITDA	267	242	219	10%	10%
Adjusted EBITDA margin	43%	40%	39%	3.0p.p.	1.1p.p.

Results of operations in BDT

	Year ended December 31,			‘15 – ‘16	‘14 – ‘15
	2016	2015	2014	% change
	in billions of BDT (except as indicated)
Total operating revenue	49	47	44	3%	8%
Mobile service revenue	48	46	43	2%	8%
—of which mobile data	5	3	2	51%	81%
Sales of equipment, accessories and other	1	1	1	77%	19%
Operating expenses	28	28	27	(2)%	6%
Adjusted EBITDA	21	19	17	11%	11%
Adjusted EBITDA margin	43%	40%	39%	3.0p.p.	1.1p.p.

Certain Performance Indicators

	Year ended December 31,
	2016	2015	2014
Mobile
Customers in millions	30.4	32.3	30.8
ARPU in US$	1.6	1.6	1.6
ARPU in BDT	126	122	120
MOU in minutes	312	306	197
Mobile data customers in million	14.9	14.0	12.2

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Our Bangladesh total operating revenue increased by 3% to US$621 million in 2016 compared to US$604 million in 2015. In functional currency terms, total operating revenue in Bangladesh increased by 3% due to an increase in voice revenue driven by higher MOU and a significant increase in data revenue. The increase was offset by the imposition of an incremental 2% supplementary duty on recharges from June 2016, which is in addition to the additional 1% surcharge from March 2016. The main operational focus during 2016 was the SIM re-verification process. This government-mandated initiative started in December 2015 and required each mobile phone operator to verify all customers using fingerprints in order to ensure authentic registration, proper accountability and enhanced security and resulted in 3.8 million SIM cards being blocked by Banglalink. This program contributed to a slowdown of acquisition activity across the market, which affected revenue trends in 2016. In functional currency terms, our segment service revenue from data increased by 51%, primarily driven by an increase in active data users and data usage as a result of expanding 3G coverage and smartphone penetration. In functional currency terms, our Bangladesh segment sales of equipment and accessories and other revenue increased by 77% primarily as a result of higher handset sales in order to increase smartphone penetration.

Adjusted EBITDA

Our Bangladesh Adjusted EBITDA increased by 10% to US$267 million in 2016 compared to US$242 million in 2015. In functional currency terms, our Bangladesh Adjusted EBITDA increased by 11% in 2016 compared to the same period in the previous year, primarily due to increased revenue, as discussed above, and the implementation of performance transformation initiatives, in particular headcount reduction and a decrease in commercial costs. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA.

Certain Performance Indicators

As of December 31, 2016, we had approximately 30.4 million customers in Bangladesh, representing a decrease from 32.3 million customers as of December 31, 2015, which was primarily due to an introduction of government mandated identity verification procedures at the end of 2015, which resulted in a slowdown of customer growth across the market and the blocking of unverified SIMs in 2016. For further information on the risks associated with SIM re-verification, see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.”

In 2016, our mobile ARPU in Bangladesh did not change and was US$1.6. In functional currency terms, mobile ARPU in Bangladesh increased in 2016 by 3% to BDT 126 compared to BDT 122 in 2015, mainly due to high growth in data revenue.

In 2016, our mobile MOU in Bangladesh increased 2% to 312 minutes from 306 minutes in 2015 mainly due to lower average price per minute, driven by aggressive competition.

As of December 31, 2016, we had approximately 14.9 million mobile data customers in Bangladesh, representing a decrease of approximately 7% from the approximately 14.0 million mobile data customers as of December 31, 2015. The decrease is due to the blocking of unverified SIMs, discussed above, while active data users increased mainly due to the 3G expansion and increased smartphone penetration.

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

In 2015, we generated US$86 million of our Bangladesh segment service revenue from VAS, including data revenue, or 14.2% of the total operating revenue in our Bangladesh segment, compared to US$60 million, or 10.6% of the total operating revenue in our Bangladesh segment, in 2014. In U.S. dollar terms, our Bangladesh segment service revenue from VAS, including data and messaging revenue, increased by 43.6%. In functional currency terms, it increased by 44.4%, primarily due to increased data usage derived from the banglalink brand’s 3G network, as our network coverage expanded in 2015.

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

Adjusted EBITDA

Our Bangladesh adjusted EBITDA increased by 10.5% to US$242 million in 2015 compared to US$219 million in 2014. In functional currency terms, our Bangladesh adjusted EBITDA increased by 11% in 2015, primarily due to increased revenue and reduced SIM tax from BDT 300 (approximately US$3.8) to BDT 100 (approximately US$1.3) per connection, which was partially offset by a provision of US$12 million for a disputed SIM replacement tax with the tax authorities, a bad debt provision of US$6 million mainly for Bangladesh Telecommunications Company Limited (government owned PSTN) and a provision of US$4 million related to the performance transformation program. In functional currency terms, the adjusted EBITDA margin in 2015 in our Bangladesh segment was 40.1%, which was 1.1 percentage points higher than the adjusted EBITDA margin in 2014. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA.

Certain Performance Indicators

As of December 31, 2015, we had approximately 32.3 million customers in Bangladesh, representing an increase from 30.8 million customers as of December 31, 2014, which was primarily due to our aggressive customer acquisition campaigns supported by competitive start-up offers.

In 2015, our mobile ARPU in Bangladesh was stable at US$1.6 compared to 2014. In functional currency terms, mobile ARPU in Bangladesh increased in 2015 by 1.6% compared to 2014 mainly due to high growth in data revenue.

In 2015, our mobile MOU in Bangladesh increased 56% to 306 from 197 in 2014 mainly due to the price elasticity impact of lower APPM driven by aggressive competition.

As of December 31, 2015, we had approximately 14.0 million mobile data customers in Bangladesh, representing an increase of approximately 14.6% from the approximately 12.2 million mobile data customers as of December 31, 2014. The increase was mainly due to the 3G expansion and increased smartphone penetration in the customer base.

Ukraine

Results of operations in US$

	Year ended December 31,			‘15 – ‘16	‘14 – ‘15
	2016	2015	2014	% change
	in millions of U.S. dollars (except as indicated)
Total operating revenue	586	622	1,062	(6)%	(41)%
Mobile service revenue	542	576	970	(6)%	(41)%
—of which mobile data	99	66	85	49%	(22)%
Fixed-line service revenue	41	45	89	(8)%	(50)%
Sales of equipment, accessories and other	3	1	3	46%	(28)%
Operating expenses	280	330	578	(15)%	(43)%
Adjusted EBITDA	306	292	484	5%	(40)%
Adjusted EBITDA margin	52%	47%	46%	5.3p.p.	1.4p.p.

Results of operations in UAH

	Year ended December 31,			‘15 – ‘16	‘14 – ‘15
	2016	2015	2014	% change
	in millions of UAH (except as indicated)
Total operating revenue	14,960	13,475	12,231	11%	10%
Mobile service revenue	13,851	12,475	11,190	11%	11%
—of which mobile data	2,522	1,442	984	75%	47%
Fixed-line service revenue	1,052	967	1,017	9%	(5)%
Sales of equipment, accessories and other	57	33	24	71%	35%
Operating expenses	7,149	7,143	6,705	0%	7%
Adjusted EBITDA	7,811	6,332	5,526	23%	15%
Adjusted EBITDA margin	52%	47%	45%	5.2p.p.	1.8p.p.

Certain Performance Indicators

	Year ended December 31,
	2016	2015	2014
Mobile
Customers in millions	26.1	25.4	26.2
ARPU in US$	1.7	1.8	3.1
ARPU in UAH	44	40	36
MOU in minutes	559	543	508
Mobile data customers (million)	11.2	12.0	11.1
Fixed-line
Broadband customers (millions)	0.8	0.8	0.8

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Our Ukraine total operating revenue decreased by 6% to US$586 million in 2016 compared to US$622 million in 2015, primarily due to the depreciation of the Ukrainian hryvnia against the U.S. dollar. In functional currency terms, our Ukraine total operating revenue in 2016 increased 11% compared to 2015 despite a challenging social, political and macroeconomic environment. The increase was primarily due to strong growth in mobile data revenue, as a result of continued 3G roll-out, increased smartphone penetration and data-oriented tariff plans. It was also driven by repricing initiatives for our mobile and fixed-line services; and increased fixed-line revenue as a result of improved quality of the customer base. This increase was partially offset by a decline in interconnection fees, as a result of a decrease in the volume of international incoming traffic, and a decrease in SMS messaging.

Adjusted EBITDA

Our Ukraine Adjusted EBITDA increased by 5% to US$306 million in 2016 compared to US$292 million in 2015. In functional currency terms, our Ukraine Adjusted EBITDA increased by 23% in 2016 compared to the previous year primarily due to higher revenues, as discussed above, and lower interconnect and technological maintenance costs, which were partially offset by an increase in frequency fees, roaming costs, inflation on rent and utilities and the negative effect of the depreciation of the hryvnia on our operating expenses, caused by higher roaming costs, denominated in U.S. dollars. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA.

Certain Performance Indicators

As of December 31, 2016, we had approximately 26.1 million mobile customers in Ukraine compared to 25.4 million mobile customers as of December 31, 2015, representing an increase of 3%, as a result of successful sales activities and improved churn following enhanced customer based management initiatives.

In 2016, our mobile ARPU in Ukraine decreased by 6% to US$1.7 compared to US$1.8 in 2015, primarily due to devaluation of the hryvnia. In functional currency terms, mobile ARPU in Ukraine increased in 2016 by 11% compared to 2015 mainly due to repricing initiatives and newly introduced tariffs.

In 2016, our mobile MOU in Ukraine increased by 3% to 559 from 543 in 2015, mainly due to higher on-net traffic.

As of December 31, 2016, we had approximately 0.8 million fixed-line broadband customers in Ukraine, which was broadly stable compared to December 31, 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Ukraine total operating revenue decreased by 41.4% to US$622 million in 2015 compared to US$1,062 million in 2014, primarily due to the depreciation of the Ukrainian hryvnia against the U.S. dollar. In functional currency terms, our Ukraine total operating revenue in 2015 was 10.2% higher compared to 2014, primarily due to increased international incoming call revenue and strong growth in mobile data revenue as a result of the launch of 3G, despite ongoing social unrest and the shutdown of networks in the ATO zone. Our Ukraine total operating revenue consists of revenue from providing mobile services as well as fixed-line services.

Mobile Revenue

In 2015, our revenue from mobile services in our Ukraine segment decreased by 40.6% to US$578 million compared to US$972 million during 2014, primarily due to the devaluation of the hryvnia by 52.2%.

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

In 2015, we generated US$139 million of our Ukraine segment service revenue from VAS including data revenue, or 24.1% of the total mobile operating revenue in our Ukraine segment, compared to US$211 million, or 21.7% of the total mobile operating revenue, in 2014. The 33.8% decrease in U.S. dollar terms in our service revenue from VAS including data revenue was primarily due to depreciation of the functional currency. In functional currency terms, our Ukraine segment service revenue from VAS including data revenue increased by 25.3% mainly due to strong growth in mobile data revenue as a result of 3G roll-out, active promotions of smartphones and data-oriented tariff plans.

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

Fixed-line Revenue

Our revenue from fixed-line services in Ukraine decreased by 50.1% to US$45 million in 2015 compared to US$89 million in 2014, primarily due to depreciation of national currency. In functional currency terms, our revenue from fixed-line services in Ukraine decreased by 5.2% mainly as a result of reduction in wholesale revenue.

Our revenue from fixed-line services in Ukraine in 2015 consisted of US$17 million generated from business operations, US$3 million generated from wholesale operations and US$24 million generated from residential and FTTB operations. Revenue from business operations decreased by 49.3% compared to US$34 million in 2014, revenue from wholesale operations decreased by 82.0% compared to US$16 million in 2014, and revenue from residential and FTTB operations decreased by 37.8% compared to US$39 million in 2014. In U.S. dollar terms the decrease was primarily due to national currency devaluation. In terms of functional currency, our revenue from business operations decreased by 4.1% driven by lower subscribers base. Revenue from wholesale operations decreased by 65.3% in terms of functional currency, primarily due to planned reduction in low margin transit traffic. Residential and FTTB performance increased by 17.7% in terms of functional currency, primarily due to a favorable FTTB re-pricing.

Adjusted EBITDA

Our Ukraine adjusted EBITDA decreased by 39.6% to US$292 million in 2015 compared to US$484 million in 2014. In functional currency terms, our Ukraine adjusted EBITDA increased by 14.6% in 2015 primarily due to higher revenues, mainly data and interconnect revenues, and lower interconnect costs, which was partially offset by an increase in frequency fees due to the 3G license, higher utility and rental costs, and a negative currency devaluation effect. In functional currency terms, adjusted EBITDA margin in our Ukraine segment in 2015 was 47.0%, which is 1.8 percentage points higher than in 2014. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA.

Certain Performance Indicators

As of December 31, 2015, we had approximately 25.4 million mobile customers in Ukraine, in comparison with approximately 26.2 million mobile customers as of December 31, 2014. The decrease of our customer base by 3.1% was mainly due to customer losses in the ATO zone.

In 2015, our mobile ARPU in Ukraine decreased by 41.0% to US$1.8 compared to US$3.1 in 2014 primarily due to national currency devaluation. In functional currency terms, mobile ARPU in Ukraine increased in 2015 by 10.8% compared to 2014 mainly due to mobile data revenue growth.

In 2015, our mobile MOU in Ukraine increased by 7.0% to 543 from 508 in 2014, mainly due to the decrease in number of subscribers with lower MOU predominantly in the Eastern part of the country.

As of December 31, 2015, we had approximately 0.8 million fixed-line broadband customers in Ukraine, compared to approximately 0.8 million as of December 31, 2014.

Uzbekistan

Results of operations in US$

	Year ended December 31,			‘15 – ‘16	‘14 – ‘15
	2016	2015	2014	% change
	in millions of U.S. dollars (except as indicated)
Total operating revenue	663	711	718	(7)%	(1)%
Mobile service revenue	659	704	710	(6)%	(1)%
—of which mobile data	129	136	132	(6)%	3%
Fixed-line service revenue	4	5	7	(15)%	(22)%
Sales of equipment, accessories and other	—	2	1	(86)%	19%
Operating expenses	268	274	257	(2)%	7%
Adjusted EBITDA	395	437	461	(10)%	(5)%
Adjusted EBITDA margin	60%	61%	64%	(1.9p.p. )	(2.7p.p. )

Results of operations in UZS

	Year ended December 31,			‘15 – ‘16	‘14 – ‘15
	2016	2015	2014	% change
	in billions of UZS (except as indicated)
Total operating revenue	1,967	1,829	1,662	8%	10%
Mobile service revenue	1,953	1,811	1,643	8%	10%
—of which mobile data	381	350	306	9%	14%
Fixed-line service revenue	13	13	16	(2)%	(14)%
Sales of equipment, accessories and other	1	4	3	(84)%	36%
Operating expenses	794	705	596	13%	18%
Adjusted EBITDA	1,173	1,124	1,066	4%	5%
Adjusted EBITDA margin	60%	61%	64%	(1.8p.p. )	(2.7p.p. )

Certain Performance Indicators

	Year ended December 31,
	2016	2015	2014
Mobile
Customers in millions	9.5	9.9	10.5
ARPU in US$	5.6	5.7	5.6
ARPU in UZS	16,664	14,709	13,038
MOU in minutes	615	528	522
Mobile data customers in millions	4.6	4.7	5.4

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Our 2016, our Uzbekistan total operating revenue decreased by 7% to US$663 million compared to US$711 million in 2015. In Uzbekistan, all of our tariff plans are denominated in U.S. dollars. In functional currency terms, our Uzbekistan total operating revenue increased by 8%, due to the depreciation of the Uzbek som. The decrease on a U.S. dollar basis, was primarily driven by a revamp of tariff plans by Unitel in order improve competitiveness in the new environment following the reentry of MTS to the market and the entry of a new operator, UzMobile. This was partially offset by increased fees derived from termination of calls from other operators’ networks and increased smartphone penetration and promotions.

Adjusted EBITDA

In 2016, our Uzbekistan Adjusted EBITDA decreased by 10% to US$395 million compared to US$437 million in 2015, primarily due to the decrease in revenue, as discussed above, and increased structural operating expenses. Structural operating expenses were affected by increased customer-based taxes, which doubled in 2016, and higher business costs. In functional currency terms, our Uzbekistan Adjusted EBITDA increased by 4% in 2016 compared to 2015 because of the devaluation of the Uzbek som. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA.

Certain Performance Indicators

As of December 31, 2016, we had approximately 9.5 million mobile customers in our Uzbekistan segment, representing a decrease of 4% compared to approximately 9.9 million mobile customers as of December 31, 2015. The decrease in our customer base in Uzbekistan was primarily due to the reentry of MTS to the market and the entry of a new operator, UzMobile.

In 2016, our mobile ARPU in Uzbekistan decreased by 1% to US$5.6 compared to US$5.7 in 2015. In functional currency terms, mobile ARPU in Uzbekistan increased by 13% to UZS16,664 in 2016 compared to UZS 14,709 in 2015 mainly because Beeline Uzbekistan price plans are denominated in U.S. dollars and the Uzbek som depreciated. We also had growth of data ARPU, driven by a higher data usage driven by increased smartphone penetration and promotions.

In 2016, our mobile MOU in Uzbekistan increased by 17% to 615 from 528 in 2015.

As of December 31, 2016, we had approximately 4.6 million mobile data customers in Uzbekistan compared to approximately 4.7 million mobile data customers as of December 31, 2015, representing a decrease of 2% mainly due to the reentry of MTS to the market and the entry of, UzMobile.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our Uzbekistan total operating revenue decreased by 1.0% to US$711 million in 2015 from US$718 million in 2014. In functional currency terms, our Uzbekistan total operating revenue increased by 10.0%. Our Uzbekistan total operating revenue consists of revenue from providing mobile services as well as fixed-line services.

Mobile Revenue

In our Uzbekistan segment, revenue from mobile services decreased by 0.8% to US$704 million in 2015 from US$710 million in 2014, due to the reentry of MTS to the market and the entry of a new operator UzMobile. In functional currency terms, our revenue from mobile services for the Uzbekistan segment increased by 9.3% due to Beeline Uzbekistan price plans denominated in U.S. dollars.

In 2015, we generated US$515 million of our service revenue from airtime charges in the Uzbekistan segment from mobile contract and prepaid customers, including monthly contract fees and roaming fees, and roaming fees received from other mobile service operators for providing roaming services to their customers, or 73.0% of the total mobile operating revenue in our Uzbekistan segment, compared to US$535 million, or 75.2% of the total mobile operating revenue, in 2014. The 3.8% decrease in U.S. dollar terms during 2015 compared to 2014 was attributable to the reentry of MTS to the market and the entry of a new operator UzMobile. While 6.9% increase in functional currency terms due to Beeline Uzbekistan price plans denominated in U.S. dollars.

In 2015, we generated US$33 million of our mobile service revenue from interconnect fees in our Uzbekistan segment, or 4.6% of the total mobile operating revenue in our Uzbekistan segment, compared to US$25 million, or 3.6% of the total mobile operating revenue in our Uzbekistan segment, in 2014. The 32% increase in U.S. dollar terms in 2015 compared to 2014 was due to the entry of one new mobile operator and the re-entry of another. Additionally, 30.2% increase in functional currency terms also due to Beeline Uzbekistan price plans denominated in U.S. dollars.

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

Fixed-line Revenue

Our Uzbekistan total operating revenue from fixed-line services decreased by 22.2% to US$5.3 million in 2015 from US$6.8 million in 2014. The decrease was primarily due to price competition from the main operator UzbekTelecom, resulting in decreased fixed-line customers for Beeline.

Adjusted EBITDA

Our Uzbekistan adjusted EBITDA decreased by 5.1% to US$437 million in 2015 compared to US$461 million in 2014. In functional currency terms, our Uzbekistan adjusted EBITDA increased by 5.4% in 2015 primarily due to an increase of revenue, which was attributable to the fact that Beeline Uzbekistan price plans were denominated in U.S. dollars. In functional currency terms, our Uzbekistan adjusted EBITDA margin was 61.5% in 2015, which was 2.7 percentage points lower than in 2014 primarily due to increase in tax per customer and legal costs. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA.

Certain Performance Indicators

As of December 31, 2015, we had approximately 9.9 million mobile customers in our Uzbekistan segment, representing a decrease of 5.5% from approximately 10.6 million mobile customers as of December 31, 2014. The decrease in our customer base in Uzbekistan was a result of the entry of one new mobile operator and the re-entry of another.

In 2015, our mobile ARPU in Uzbekistan increased by 1.5% to US$5.7 compared to 2014, while in functional currency terms, mobile ARPU in Uzbekistan increased in 2015 by 12.8% compared to 2014 mainly due to growth of data ARPU driven by a higher usage of data.

In 2015, our mobile MOU in Uzbekistan increased by 1.1% to 528 from 522 in 2014 primarily due to the launch of offers with free traffic in exchange for top-up commitment.

As of December 31, 2015, we had approximately 4.7 million data customers in Uzbekistan, consisting of approximately 4.7 million mobile data customers and an insignificant number of fixed-line data customers, compared to approximately 5.4 million mobile broadband customers and an insignificant number of fixed-line data customers as of December 31, 2014. The decrease was mainly due to the entry of one new mobile operator and the re-entry of another.

HQ

For historical periods prior to the year ended December 31, 2016, we reported an “HQ and Others” segment, comprised of our current “HQ” segment and the results of our current “Others” category. As of December 31, 2016, “Others” is no longer a reportable segment in our financial statements. Therefore, we have restated our results and analysis for the years ended December 31, 2015 and 2014 to reflect our new HQ segment.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Our HQ Adjusted EBITDA increased by US$870 million for the year ended December 31, 2016 compared to 2015 to negative US$421 million, from negative US$1,291 million, primarily due to the US$900 million provision with respect to agreements with the SEC, DOJ and OM, included in operating expenses for the year ended December 31, 2015, that was not included in our consolidated total operating expenses for 2016. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our HQ Adjusted EBITDA decreased by US$1,058 million for the year ended December 31, 2015 compared to the year ended December 31, 2014 to negative US$1,291 million in 2015, from negative US$233 million, primarily due to the US$900 million Uzbekistan provision with respect to agreements with the SEC, DOJ and OM, included in operating expenses for the year ended December 31, 2015, that was not included in our consolidated total operating expenses for 2014. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA.

Italy

Accounting Treatment

On November 5, 2016, we completed a transaction to form a joint venture holding company with Hutchison, through which we jointly own and operate our historical WIND and Hutchison’s historical 3 Italia telecommunications businesses in Italy. Italy is no longer a reportable segment. We account for the Italy Joint Venture using the equity method. However, financial and operational information for Italy is included in this Annual Report on Form 20-F because completion of the Italy Joint Venture occurred ten months into the 2016 financial year, and because the Italy Joint Venture is a significant part of our business.

All information related to the Italy Joint Venture is the sole responsibility of the Italy Joint Venture’s management, and no information contained herein, including, but not limited to, the Italy Joint Venture’s financial and industry data, market projections and strategy, has been prepared by or on behalf of, or approved by, our management. VEON Ltd. is not making, and has not made, any written or oral representation or warranty, express or implied, of any nature whatsoever, with respect to any Italy Joint Venture information included in this Annual Report on Form 20-F, other than the financial information that is derived directly from our financial statements.

From January 1, 2016 to November 5, 2016, we classified our Italian business unit as an asset held for sale and discontinued operation in our consolidated financial statements. In connection with this classification, VEON Ltd. no longer accounted for depreciation and amortization expenses of the Italian assets. The financial data for 2015 and 2014 reflects the classification of Italy as an asset held for sale and a discontinued operation. The intercompany positions were disclosed as related party transactions and balances. Under the transaction, VEON Ltd. contributed its entire shareholding in the operations in Italy, in exchange for a 50% interest in the newly formed Italy Joint Venture. As a result, the company does not control the Italy Joint Venture’s operations in Italy. Please refer to Notes 6, 13 and 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F for further information.

Included below is a comparison of the 10 months ended October 31, 2016 and 2015 and a comparison of the years ended December 31, 2015 and 2014, each accounting for WIND as a discontinued operation. For the effect of the two months ended December 31, 2016, for which we accounted the Italy Joint Venture as an equity investment, please see “—Consolidated results—Year Ended December 31, 2016 Compared to Year Ended December 31, 2015—Non-operating Profits and Losses—Shares of Loss/(Profit) of Associates and Joint Ventures Accounted for Using the Equity Method.” For more information, please see “—Key Developments and Trends—Italy Joint Venture” and Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

The Italy Joint Venture does not have any impact on VEON Ltd.’s current liquidity, as liquidity available at the level of the Italy Joint Venture is not available to VEON Ltd. due to covenants in debt agreements applicable to our historical WIND business, and now applicable to the Italy Joint Venture. The Italy Joint Venture results in a reduction of our net debt to Adjusted EBITDA, as neither the earnings nor the net debt of the Italy Joint Venture are included in the calculations or the determination of the covenant ratios.

Inflation

The inflation rates in Italy for the years ended December 31, 2016, 2015 and 2014, were 0.4%, 0.0% and (0.1)%, respectively.

Foreign Currency Translation

The functional currency of the Italy Joint Venture is the euro. As of December 31, 2016, 2015 and 2014, the euro-U.S. dollar exchange rates used by VEON Ltd. to translate our historic WIND results were 0.95, 0.92 and 0.83 euro per U.S. dollar respectively, as provided by Bloomberg Finance L.P. During 2016, the average euro to U.S. dollar exchange rate was 0.3% higher than the average euro to U.S. dollar exchange rate during 2015. During 2015, the average euro-U.S. dollar exchange rate was 19.5% higher than the average Euro-U.S. dollar exchange rate during 2014.

From November 5, 2016, the Italy Joint Venture has been deconsolidated and may use different exchange rates to report its results than those used by VEON Ltd.

Contractual Restrictions

The Italy Joint Venture is restricted from making dividend distributions and certain other payments to VEON Ltd. by existing covenants in the financing documents governing WIND’s secured debt, which restrictions now apply to the successor entity, the Italy Joint Venture.

Results of operations in US$

	10 months ended October 31,		Year ended December 31,		10 months ended October 31, 2015-2016	Year ended December 31, 2014-2015
	2016	2015	2015	2014	% change
	in millions of U.S. dollars (except as indicated)
Total operating revenue	4,135	4,034	4,913	6,155	2.5%	(20.2)%
Service revenue	3,701	3,726	4,450	5,537	(0.7)%	(19.6)%
Sales of equipment, accessories and other	434	308	463	618	41.2%	(25.1)%
Operating expenses	2,511	2,504	3,035	3,739	0.3%	(18.8)%
Adjusted EBITDA	1,624	1,530	1,878	2,416	6.1%	(22.3)%
Adjusted EBITDA margin	39%	38%	38%	39%	1 p.p.	(1.1 p.p. )

Results of operations in EUR

	10 months ended October 31,		Year ended December 31,		10 months ended October 31, 2015-2016	Year ended December 31, 2014-2015
	2016	2015	2015	2014	% change
	in millions of EUR (except as indicated)
Total operating revenue	3,708	3,616	4,428	4,633	2.6%	(4.4)%
Service revenue	3,319	3,339	4,008	4,167	(0.6)%	(3.8)%
Sales of equipment, accessories and other	389	277	420	466	40.6%	(10.0)%
Operating expenses	2,251	2,244	2,735	2,813	0.3%	(2.8)%
Adjusted EBITDA	1,457	1,372	1,693	1,820	6.2%	(7.0)%
Adjusted EBITDA margin	39%	38%	38%	39%	1 p.p.	(1.1 p.p. )

Certain Performance Indicators

	10 months ended October 31,		Year ended December 31,
	2016	2015	2015	2014
Mobile
Customers in millions	20.6	21.3	21.1	21.6
ARPU in US$(1)	12.8	12.5	12.5	14.6
ARPU in EUR(1)	11.5	11.2	11.3	11.3
MOU in minutes(2)	278	273	269	264
Mobile data customers in millions(3)	11.7	11.4	11.6	10.2
Fixed-line
Broadband customers in millions(4)	2.3	2.3	2.3	2.2

(1)	For our historical WIND business, ARPU is defined as the measure of the sum of mobile revenue in the period divided by the average number of mobile customers in the period (the average of each month’s average number of mobile customers (calculated as the average of the total number of mobile customers at the beginning of the month and the total number of mobile customers at the end of the month)) divided by the number of months in that period.
(2)	For our historical WIND business in Italy, we calculate mobile MOU as the sum of the total traffic (in minutes) in a certain period divided by the average number of customers for the period (the average of each month’s average number of customers (calculated as the average of the total number of customers at the beginning of the month and the total number of customers at the end of the month)) divided by the number of months in that period.
(3)

For the Italy Joint Venture for the year ended December 31, 2016 and for our historical WIND business for the years ended December 31, 2015 and 2014, prepaid mobile customers are counted in the customer base if they have activated a SIM card in the last 13 months (with respect to new customers) or if they have recharged their mobile telephone credit in the last 13 months and have not requested that their SIM card be deactivated and have not switched to another telecommunications operator via mobile number portability during this period (with respect to existing customers), unless a fraud event has occurred. Postpaid customers in Italy are counted in the customer base if they have an active contract unless a fraud event has occurred or the subscription is deactivated due to payment default or because they have requested and obtained through mobile number portability a switch to another telecommunications operator.
(4)	In Italy, we measure fixed-line broadband customers for our historical WIND business based on the number of active contracts signed.

Ten Months Ended October 31, 2016 Compared to 10 Months ended October 31, 2015 for our Historical WIND Business

WIND’s total operating revenue in Italy increased by 2.5% to US$4,135 million in the ten months ended October 31, 2016 compared to US$4,034 million in the ten months ended October 31, 2015 (in functional currency terms, the increase was 2.6%), mainly due to the increase in the sale of mobile telephone handsets of high-range terminals and increased interconnection traffic revenue mainly due to the increase in the incoming volume of mobile termination traffic, only partially offset by the general reduction of volume and unit tariffs of SMS and MMS based on market trends.

WIND’s total operating revenue from services was US$3,701 million in the ten months ended October 31, 2016, representing a decrease of 1% compared to US$3,726 million in the ten months ended October 31, 2015 (in functional currency terms, the decrease was 1%). The decrease was mainly due to the difficult macroeconomic situation and the contraction of the market, which was partially offset by WIND’s ability to maintain a stable mobile customer base and revenue from the development of new offers dedicated to internet navigation on mobile phones.

Adjusted EBITDA

WIND’s Adjusted EBITDA increased by 6.1% to US$1,624 million in the ten months ended October 31, 2016 compared to US$1,530 million in the ten months ended October 31, 2015 (in functional currency terms, the increase was 6.2%). In addition to the effects described on total operating revenues, the increase is the result of the solid performance in mobile coupled with cost control activities during the period, including savings initiatives in relation to commercial and human resources costs.

Certain Performance Indicators

As of October 31, 2016, we had approximately 20.6 million mobile customers in Italy in our historical WIND business, representing a decrease of 3.0% from approximately 21.3 million mobile customers as of October 31, 2015. The customer base decrease was in line with the overall market contraction and mainly due to a more rational approach to promotions offered in the period by the main three operators.

In the ten months ended October 31, 2016, WIND’s mobile ARPU in Italy increased by 3% in U.S. dollar terms as well as in functional currency terms.

In the ten months ended October 31, 2016, WIND’s mobile MOU in Italy increased by 1.8% to 278 minutes from 273 minutes in the ten months ended October 31, 2015, primarily as a result of the increased diffusion in the market of bundles including free minutes for a fixed fee.

As of October 31, 2016, WIND had approximately 11.7 million mobile data customers, representing an increase of 2.7% from approximately 11.4 million mobile data customers as of October 31, 2015. The increase was mainly due to the increased demand for data in mobility coupled with a higher diffusion of smartphones in the market.

The fixed-line broadband customers for WIND as of October 31, 2016, were approximately 2.3 million in Italy, which was stable as compared to October 31, 2015. The increase was primarily due to the increased demand in Italy for broadband connections.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014 for our Historical WIND Business

WIND’s Italy total operating revenue was US$4,913 million during 2015, representing a decrease of 20.2% compared to US$6,155 million in 2014. In functional currency terms, the total operating revenue decreased by 4.4%.

WIND’s total operating revenue from services was US$4,450 million in 2015, representing a decrease of 19.6% compared to US$5,537 million in 2014 (in functional currency terms, decreased by 3.8%). The decrease in service revenue was mainly due to a decrease in voice services as a result of the difficult macroeconomic situation and the contraction of the market.

In 2015, we generated US$3,847 million of our service revenue from mobile and fixed-line telecommunication services, including revenue from, among others, traffic, roaming revenue from our customers travelling abroad, fees and contributions from our mobile and fixed-line (including internet) businesses, or 86.5% of our service revenue, which decreased by 20.5% from US$4,837 million of revenue in 2014, or 87.4% of our service revenue, in 2014 (in functional currency terms, decreased by 4.8%). The decrease was mainly due to the difficult macroeconomic situation and the contraction of the market, which was partially offset by WIND’s ability to maintain a stable mobile customer base and revenue from the development of new offers dedicated to internet navigation on mobile phones.

In 2015, we generated US$422 million of our service revenue from interconnection traffic, relating to incoming calls from other operators’ networks to our mobile and fixed-line networks, or 9.5% of our service revenue, representing a decrease of 16.7% compared to US$506 million of revenue in 2014, or 9.1% of the total operating revenue from services in 2014 (in functional currency terms, decreased by 0.3%). The decrease was due to the effect of the reduction of unit tariffs only partially offset by an increase in mobile traffic volume and by an increase in interconnection traffic from VAS.

In 2015, we generated US$138 million of our service revenue from other types of services, which mainly relate to leased lines and access fees charged to telecommunications operators and penalties charged to mobile and fixed-line customers, or 3.1% of our service revenue, representing a decrease of 4.7% compared to US$145 million in 2014, or 2.6% of our service revenue. The decrease compared to 2014 is mainly due to the exchange rate impact.

In functional currency terms, service revenue from other types of services increased by 15.7% over 2014 mainly due to services provided to MVNOs.

WIND’s total operating revenue also included revenue from sales of equipment, mainly relating to the sale of SIM cards, mobile and fixed-line phones and related accessories. In 2015, revenue from sales of equipment was US$327 million, representing an increase of 8.9% from US$301 million in 2014, which was primarily due to the increase in the sale of high-range terminals. In functional currency terms, revenue from sales of equipment increased by 30.4%.

In 2015, WIND generated US$136 million from the settlement of commercial disputes and penalties charged to suppliers, representing a decrease of 57.3% from US$318 million in 2014. In functional currency terms, the decrease of 48.2% was mainly due to higher proceeds from a settlement recognized in 2014.

Adjusted EBITDA

WIND’s adjusted EBITDA decreased by 22.3% to US$1,878 million in 2015 from US$2,416 million in 2014 (in functional currency terms, the decrease was 7.0%); in addition to the effects described on total operating revenues, the decrease was due to higher costs 2015 related to the tower services agreement with Galata

(following the sale by WIND of 90% of the shares of Galata in 2015 and to certain restructuring costs related to organizational streamlining and optimization). In functional currency terms, adjusted EBITDA margin in 2015 was 37.9%, which is 1.1 percentage points lower than the adjusted EBITDA margin in 2014.

Certain Performance Indicators

As of December 31, 2015, WIND had approximately 21.1 million mobile customers in Italy representing a decrease of 2.2% from approximately 21.6 million customers as of December 31, 2014. Our mobile customer base decrease in 2015 was in line with overall market contraction and mainly due to lower gross additions in the market coming from the more rational approach to promotions offered in 2015 by the main three operators.

In 2015, mobile ARPU in Italy decreased to US$12.5 from US$14.6. The decrease was mainly a result of the depreciation of functional currency against US$. In functional currency terms ARPU was stable at EUR11.3.

In 2015, mobile MOU in Italy increased by 1.9% to 269 from 264 in 2014, primarily due to the increased diffusion in the market of bundles including free minutes for a fixed fee.

As of December 31, 2015, WIND had approximately 11.6 million mobile data customers in Italy, representing an increase of approximately 14.3% over the approximately 10.2 million mobile data customers as of December 31, 2014. The increase was mainly driven by the increased demand for data in mobility coupled with a higher diffusion of smartphones in the market.

As of December 31, 2015, WIND had approximately 2.3 million fixed-line broadband customers in Italy, representing an increase of approximately 3.1% over the approximately 2.2 million mobile broadband customers as of December 31, 2014. The increase was mainly driven by the increased demand in Italy for broadband connections.

Liquidity and Capital Resources

The data for 2015 and 2014 reflects the classification of WIND as a discontinued operation. The data for 2016 reflects 10 months of WIND classified as a discontinued operation and two months of WIND classified as an equity investment. For more information, please see “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture” and Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

The Italy Joint Venture does not have any impact on VEON Ltd.’s current liquidity, as liquidity available at the level of the Italy Joint Venture is not available to VEON Ltd. due to covenants in debt agreements. The Italy Joint Venture results in a reduction of our net debt to Adjusted EBITDA ratio, as neither the earnings nor the net debt of the Italy Joint Venture are included in the calculations or the determination of the covenant ratios.

Working Capital

As of December 31, 2016, we had negative working capital of US$2,007 million, compared to negative working capital of US$156 million as of December 31, 2015. Working capital is defined as current assets less current liabilities. The change in our working capital as of December 31, 2016 compared to December 31, 2015 was primarily due to increased current financial liabilities, mainly as a result of GTH Finance B.V.’s newly-issued senior notes; increased other liabilities, mainly due to the Pakistan Merger; decreased current financial assets, mainly due to maturing term deposits in banks; decreased cash and cash equivalents, mainly due to investments in property and equipment, and utilization of income tax advances against current income tax liabilities. This was partially offset by the decreased provision with the respect to the agreements with the SEC, DOJ and OM, increased trade and other receivables and an increase in other assets, mainly due to the Warid consolidation.

As of December 31, 2015, we had negative working capital of US$156 million, compared to negative working capital of US$938 million as of December 31, 2014. The change in our working capital as of December 31, 2015 compared to December 31, 2014 was mainly due to the classification of Italy as an asset held for sale and the additional provisions with respect to the agreements with the SEC, DOJ and OM and other legal costs.

Our working capital is monitored on a regular basis by management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our present requirements.

Consolidated Cash Flow Summary

The following table shows our cash flows as of and for the years ended December 31, 2016, 2015 and 2014 (in millions of U.S. dollars):

	As of and for the year ended December 31,
	2016	2015	2014
	(in millions of U.S. dollars)
Cash flow data:
Net cash from/(used in) operating activities	1,875	2,033	5,279
from continued operations	1,192	1,104	4,613
from discontinued operations	683	929	666
Net cash from/(used in) investing activities	(2,671)	(2,634)	(3,977)

from continued operations	(2,022)	(2,494)	(2,993)
from discontinued operations	(649)	(140)	(984)

Net cash from/(used in) before financing activities	(796)	(601)	1,302
Net cash from/(used in) financing activities	(126)	(1,439)	1,329
from continued operations	(106)	(732)	2,007
from discontinued operations	(20)	(707)	(678)

During the years ended December 31, 2016, 2015 and 2014, we generated positive cash flow from our operating activities and negative cash flow from investing activities. Cash flow used in financing activities was negative during 2016 and 2015 and positive during 2014. The negative cash flow from financing activities during 2016 was mainly due to dividends paid to non-controlling interests and dividends paid to equity holders of the parent. The negative cash flow from financing activities during 2015 was mostly due to repayment of existing borrowings during 2015, partially offset by cash flows from new loans and bonds issued during 2015 and proceeds received from the completion of the sale by GTH of a non-controlling 51% interest in OTA to the Fonds National d’Investissement. The positive cash flow from financing activities during 2014 was mostly due to an increase in cash flows from new loans and bonds issued during 2014, partially offset by repayments of our existing facilities and dividend payments to our shareholders and non-controlling interest.

Operating Activities

During 2016, net cash flows from operating activities decreased from US$2,033 million of net cash flows from operating activities during 2015 to US$1,875 million in 2016. The decrease in net cash flows from operating activities was primarily due to higher payments for the provision for losses, higher investment in working capital and decreased cash flows from discontinued operations, partially offset by increased operating profit and lower income tax payment.

The cash flow from our operating activities in 2016 was impacted primarily by the payment of US$795 million of fines and disgorgements in relation to agreements with the SEC, DOJ and OM, related legal costs of US$24 million as of December 31, 2016, and US$255 million cash outflow related to the performance transformation program.

During 2015, net cash flows from operating activities were US$2,033 million, a 61% decrease from the US$5,279 million of net cash flows from operating activities during 2014. The decrease in net cash flows from operating activities was primarily due to lower cash generated by our operations impacted by local currencies devaluation partially offset by lower interest paid during 2015. The cash flow from our operating activities in 2015 was impacted by the completion of the sale by GTH of a non-controlling 51% interest in OTA to the Fonds National d’Investissement, resulting in payments to the bank of Algeria of US$1.1 billion, payments to Cevital of US$50 million, and withholding tax of US$243 million related to the pre-closing dividend.

Investing Activities

Our investing activities included payments related to the purchase of equipment, frequency permissions and licenses, capitalized customer acquisition costs, software and other assets as a part of the ongoing development of our mobile networks and fixed-line business.

During 2016, our total payments for purchases of property and equipment, intangible assets, software and other assets were approximately US$1,651 million compared to US$2,207 million during 2015. The decrease was primarily due to decreased capital expenditures in Russia, functional currency depreciation against the U.S. dollar in Ukraine and decreased capital expenditures in Pakistan due to network modernization completed in 2015. This decrease was partially offset by prepayments for inventory made in Uzbekistan. In addition, we recorded a decrease from the disposal of discontinued operations of US$325 million, we received US$19 million from bank deposit accounts, paid US$87 million for purchased financial assets and recorded US$649 million of cash outflows from discontinued operations during 2016.

The cash flow from our investing activities in 2015 was impacted primarily by cash capital expenditures driven network investments, increased bank deposit accounts and cash receipts from investments in financial assets. During 2015, the cash flow from investing activities in the discontinued operations was positive due to net proceeds from the sale of towers in Italy.

During 2015, our total payments for purchases of property and equipment, intangible assets, software and other assets were approximately US$2,207 million compared to US$3,501 million during 2014. The decrease was primarily due to the local currencies’ devaluations against the U.S. dollar as the majority of the purchases are performed in local currencies. In addition, we have placed on deposit with financial institutions US$361 million and recorded US$140 million of cash outflows from discontinued operations during 2015. See also “—Acquisitions and Dispositions” below.

Acquisitions and Dispositions

For information regarding our acquisitions and dispositions, see Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Financing Activities

During 2016, we repaid approximately US$1,816 million of indebtedness and raised approximately US$1,882 million, which amounts exclude the financing activities in relation to our historical WIND operations in Italy. As of December 31, 2016, the principal amounts of our external indebtedness for bank loans, bonds, equipment financing and loans from others amounted to approximately US$10.5 billion, compared to US$9.5 billion as of December 31, 2015. The increase in the principal amounts of our external indebtedness is mainly the result of the issuance of US$1.2 billion of bonds by GTH Finance B.V.

During 2015, we repaid approximately US$4,840 million of indebtedness and raised approximately US$2,052 million, which amounts exclude the financing activities in relation to our historical WIND operations in Italy, following the classification of WIND as a discontinued operation in connection with the Italy Joint Venture. As of December 31, 2015, the principal amounts of our external indebtedness for bank loans, bonds, equipment financing, and loans from others amounted to approximately US$9.5 billion, compared to US$26.4 billion as of December 31, 2014. The decrease of the principal amounts of our external indebtedness is mainly the result of classifying our Italian operations as discontinued operations, the net repayment of indebtedness and foreign exchange revaluations.

During 2014, we repaid approximately US$3,765 million of indebtedness and raised approximately US$5,859 million, which amounts exclude the financing activities in relation to our historical WIND operations in Italy following the classification of WIND as a discontinued operation in connection with the Italy Joint Venture.

Information about our indebtedness is presented below. Many of the agreements relating to this indebtedness contain various covenants, including financial covenants relating to our financial performance or financial condition, as well as negative pledges, compliance with laws requirements, and restrictions on mergers, acquisitions and certain asset disposals, subject to agreed exceptions. In addition, certain of these agreements subject certain of our subsidiaries to restrictions on their ability to pay dividends, make loans or repay debts to us. Our financing agreements have various customary events of default which can be triggered by events including non-payment, breach of applicable covenants, loss of certain mobile licenses, non-payment cross-default, cross-acceleration, certain judgment defaults, certain material adverse events and certain insolvency events. Some of our financing agreements also contain “change of control” provisions that may allow the lenders to cancel the facility and/or to require us to make a prepayment if a person or group of persons (with limited exclusions) acquire beneficial or legal ownership of, or control over more than 50.0% of, the voting share capital, or in certain cases of VEON Ltd., ceases to control more than 50.0% of the borrower’s voting share capital.

On February 16, 2017, we entered into a new multi-currency term loan and revolving facilities agreement for up to US$2.25 billion for VimpelCom Holdings B.V., see “Item 5—Key Developments and Trends—Multi-Currency Term Loan And Revolving Facilities Agreement and Exhibit 2.6 to this Annual Report on Form 20-F.” For additional information on our outstanding indebtedness, please refer to the notes to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For information relating to our financing activities in 2016, and the period subsequent to December 31, 2016, see Note 18 and Note 28, respectively, to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For a description of some of the risks associated with certain of our indebtedness, please refer to the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to raise additional capital,” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—A disposition by one or both of our largest shareholders of their respective stakes in VEON Ltd. or a change in control of VEON Ltd. could harm our business.”

The following table provides a summary of our outstanding indebtedness with an outstanding principal balance exceeding US$30.0 million as of December 31, 2016, excluding indebtedness of the Italy Joint Venture.

Borrower	Type ofdebt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom Holdings B.V.	Notes	6.2546%	US$349	March 1, 2017	PJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	7.5043%	US$1,280	March 1, 2022	PJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	9.00%	US$198 (RUB 12,000)	February 13, 2018	PJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	5.20%	US$571	February 13, 2019	PJSC VimpelCom	None

VimpelCom Holdings B.V.	Notes	5.95%	US$983	February 13, 2023	PJSC VimpelCom	None

GTH Finance B.V.	Notes	6.25%	US$500	April 26, 2020	VimpelCom Holdings	None

GTH Finance B.V.	Notes	7.25%	US$700	April 26, 2023	VimpelCom Holdings	None

VimpelCom Amsterdam B.V.	Loan from China Development Bank Corp.	6 month LIBOR plus 3.30%	US$332	December 21, 2020	PJSC VimpelCom	None

VimpelCom Amsterdam B.V.	Loan from HSBC Bank plc	1.72%	US$191	July 31, 2022	EKN, PJSC VimpelCom	None

VimpelCom Amsterdam B.V.(1)	Loan from AO “Alfa-Bank”	1 month LIBOR plus 3.25%	US$500	April 17, 2017	VimpelCom Holdings	None

VimpelCom Amsterdam B.V.(2)	Loan from AO “Alfa-Bank”	1 month LIBOR plus 3.25%	US$500	May 3, 2017	VimpelCom Holdings	None

VimpelCom Amsterdam B.V.	Loan from ING Bank N.V.	6 month LIBOR plus 1.08%	US$78	October 16, 2023	EKN, VimpelCom Holdings	None

PJSC VimpelCom	Loan from VIP Finance Ireland Limited (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$499	April 30, 2018	None	None

PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.748%	US$651	February 2, 2021	None	None
PJSC VimpelCom	RUB denominated bonds	10.00%	US$248 (RUB 15,052)	March 8, 2022(3)	None	None

PJSC VimpelCom	RUB denominated bonds	11.90%	US$412 (RUB 25,000)	October 3, 2025(4)	None	None

PJSC VimpelCom	Loan from Sberbank	12.75%(5)	US$435 (RUB 26,357)	April 11, 2018	None	None

PJSC VimpelCom	Loan from Sberbank	12.75%(6)	US$92 (RUB 5,556)	May 29, 2017	None	None

PJSC VimpelCom	Loan from Sberbank	11.55%	US$495 (RUB 30,000)	June 29, 2018	None	None

PJSC VimpelCom	Loan from HSBC Bank plc, Nordea Bank AB (publ)	3 month MosPRIME plus 1.00%	US$38 (RUB2,278)	April 30, 2019	EKN	None

PMCL	Syndicated loan via MCB Bank Limited	6 month KIBOR plus 1.25%	US$48 (PKR5,000)	May 16, 2019	None	Certain assets of PMCL(7)

Borrower	Type ofdebt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security

PMCL	Loan from Habib Bank Limited	6 month KIBOR plus 1.15%	US$36 (PKR3,750)	May 16, 2019	None	Certain assets of PMCL(7)

PMCL	Loan from United Bank Limited	6 month KIBOR plus 1.10%	US$34 (PKR3,600)	May 16, 2021	None	Certain assets of PMCL(7)

PMCL	Sukuk Certificates	3 month KIBOR plus 0.88%	US$66 (PKR6,900)	December 22, 2019	None	Certain assets of PMCL(7)

PMCL	Loan from MCB Bank Limited	6 month KIBOR plus 0.80%	US$48 (PKR5,000)	December 23, 2020	None	Certain assets of PMCL(7)

PMCL	Loan from ING Bank N.V.	6 month LIBOR plus 1.90%	US$231	December 31, 2020	EKN	Certain assets of PMCL(7)

PMCL	Syndicated mark-up agreement via Habib Bank Limited	6.00%	US$60 (PKR6,268)	December 31, 2023	None	Certain assets of PMCL(7)

PMCL	Syndicated mark-up agreement via Habib Bank Limited	6.00%	US$40 (PKR4,154)	December 31, 2023	None	Certain assets of PMCL(7)

BDCL	Senior Notes	8.625%	US$300	May 6, 2019	None	None

OTA	Syndicated Loan Facility	Bank of Algeria Re-Discount Rate plus 2.00%	US$340 (DZD37,500)	September 30, 2019	None	Dividend assignment

Other loans, equipment financing and capital lease obligations	—	—	US$234	—	—	—

(1)	On March 29, 2017, we entered into an agreement to amend and extend this facility until October 17, 2017. Pursuant to this agreement, VimpelCom Holdings B.V. has replaced VimpelCom Amsterdam B.V. as the borrower and the guarantee from VimpelCom Holdings B.V. was terminated. In addition, VimpelCom Holdings B.V. granted AO “Alfa-Bank” the right to novate some of the principal amount of the facility to other lenders. On March 29, 2017, VimpelCom Holdings B.V. received confirmation that US$350 of the extended facility had been novated by AO “Alfa-Bank” to Sberbank.
(2)	We anticipate that we will enter into an agreement to amend and extend this facility prior to the maturity date.
(3)	These bonds were subject to an investor put option at March 17, 2017 which was exercised. For further information, see Note 28 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.
(4)	These bonds are subject to an investor put option at October 13, 2017.
(5)	The fixed interest rate applicable to these loans ranges from 9.0% to 14.0% depending on certain conditions set out in the agreements.
(6)	The fixed interest rate applicable to these loans ranges from 10.75% to 14.0% depending on certain conditions set out in the agreements.
(7)	Charges over moveable fixed assets, receivables, cash balances, investments, cash collections and book debts.

Cash and deposits subject to currency and contractual restrictions

As of December 31, 2016, the cash and deposit balances of VEON Group were equal to US$3,327 million. US$1,715 million (52% of total group cash and deposits) were denominated in U.S. dollars and approximately 80% of the U.S. dollar denominated cash is held in VEON Group headquarter entities.

As of December 31, 2016, the cash and deposits balances in Uzbekistan of US$727 million and Ukraine of US$3 million were restricted from repatriation due to local government or central bank regulations. As part of the closing of the transaction and settlement with the Algerian Government on January 30, 2015, the foreign exchange and import restrictions put in place by the Bank of Algeria against OTA on April 15, 2010 prohibiting the repatriation of cash balances in Algeria were lifted. Algerian foreign exchange regulations continue, however, to require strict regulatory approval before a company can engage in certain foreign exchange transactions. Bangladesh has similar requirements. For more information about the currency restrictions in our countries of operation, see “—Certain Ongoing Factors Affecting Our Financial Position and Results of Operations—Foreign

Currency Controls and Currency Restrictions,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—As a holding company, VEON Ltd. depends on the ability of its subsidiaries to pay dividends and therefore on the performance of its subsidiaries, and is affected by changes in exchange controls and currency restrictions in the countries in which its subsidiaries operate” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Markets—The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which we can conduct business and currency control requirements restrict activities in certain markets in which we have operations,” as well as Notes 21 and 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Certain of the agreements relating to our indebtedness subject our subsidiaries to restrictions on their ability to pay dividends, make loans or repay debts to us. For additional information on our indebtedness, please see “—Financing Activities” and the notes to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For a description of some of the risks associated with certain of our indebtedness, please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to raise additional capital.”

Earnings subject to indefinite investment

During 2016, we recorded a deferred tax liability of US$73 million relating to the tax effect of our undistributed profits that will be distributed in the foreseeable future, primarily in relation to our Russian, Algerian and Pakistani operations. The undistributed earnings of our foreign subsidiaries (outside the Netherlands) which are indefinitely invested and will not be distributed in the foreseeable future, amounted to approximately US$8,495 million as of December 31, 2016. For more information, please see Note 11 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Future Liquidity and Capital Requirements

Telecommunications service providers require significant amounts of capital to construct networks and attract customers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.

Our capital expenditures include purchases of new licenses, equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the noncurrent assets, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

During 2016, our capital expenditures were approximately US$1,741 million compared to approximately US$2,034 million in 2015, in each case, excluding capital expenditures in Italy. The decrease in capital expenditures was primarily due to functional currency depreciation against the U.S. dollar and efficiencies reached by the performance transformation program.

During 2015, our capital expenditures were approximately US$2,034 million compared to approximately US$3,229 million during 2014, excluding capital expenditures in Italy. The decrease in capital expenditures in 2015 compared to 2014 was primarily due to depreciation of functional currency against U.S. dollar.

The following is a reconciliation of capital expenditures (excluding licenses) to cash paid for purchase of property, plant and equipment and intangible assets for the periods presented.

	Year ended December 31,
	2016	2015	2014
Cash paid for purchase of property, plant and equipment and intangible assets	1,651	2,207	3,501
Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	90	(173)	(272)
Capital expenditures	1,741	2,034	3,229
Less capital expenditures in licenses	(148)	(255)	(396)
Capital expenditures (excluding licenses)	1,593	1,779	2,833

We expect that our capital expenditures in 2017 will mainly consist of the maintenance of our existing networks as well as the increase of capacity due to data traffic growth and 3G and 4G/LTE deployment, in particular in relation to the new 4G/LTE license in Algeria and integration expenditures due to the Pakistan Merger. For a discussion of our spending on research and development and our development of new technologies including our VEON personal internet platform, see “Item 4—Information on the Company—Research and Development” and “Item 4—Information on the Company—Overview.”

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

As of the date of this Annual Report on Form 20-F, we had an undrawn amount of US$2,417 million under existing credit facilities (excluding credit facilities in Italy). For more information on our existing undrawn credit facilities, please see Note 5 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Our management expects positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets. The actual amount of debt financing that we will need to raise will be influenced by our financing needs, the actual pace of traffic growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. For related risks, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to raise additional capital.”

Our future cash needs are subject to significant uncertainties. For instance, we are exposed to the impact of future exchange rates on our U.S. dollar denominated debt obligations and future requirements for U.S. dollar denominated capital expenditures, which are generally funded by functional currency cash flows of our subsidiaries. Remittances from our subsidiaries may also be restricted by local regulations or subject to material taxes when remitted. In addition, we have recently had material cash outflows with respect to the agreements with the SEC, DOJ and OM, and we expect to have material cash outflows in the short-term for our performance transformation program. Despite these uncertainties, we believe that our cash flows from operations and other sources of funds described above will be sufficient to meet our short-term and foreseeable long-term cash requirements.

Contractual Obligations

As of December 31, 2016, we had the following contractual obligations in relation to our continuing operations, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancellable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements. For information relating to our outstanding indebtedness subsequent to December 31, 2016, see Note 28 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations(1)
Bank loans and bonds(2)	11,984	3,330	3,578	1,821	3,255
Equipment financing(2)	770	199	319	197	55
Non-cancellable lease obligations	637	121	236	132	148
Purchase obligations(3)	1,187	721	466	—	—
Total	14,578	4,371	4,599	2,150	3,458

(1)	Debt payments could be accelerated upon violation of debt covenants.
(2)	Obligations for bank loans and bonds, equipment financing and loans from others represent anticipated future cash flows, including interest. For further information on interest rates on our long-term debt, see “—Financing Activities” above.
(3)	Purchase obligations primarily include our material contractual legal obligations for the future purchase of equipment and intangible assets.

Other than the debt obligations described under “—Financing Activities” and in Note 28 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, we have not had any material changes outside the ordinary course of our business in the specified contractual obligations.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Party Transactions

We have entered into transactions with related parties and affiliates. Please see the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

As of March 15, 2017, the members of our supervisory board were as follows:

Name	Age(1)	Position
Alexey M. Reznikovich	48	Chairman of supervisory board

Stan Chudnovsky	46	Director

Mikhail M. Fridman	52	Director

Gennady Gazin	52	Director

Andrei Gusev	44	Director

Gunnar Holt	62	Director

Sir Julian Horn-Smith	68	Director

Jørn P. Jensen	53	Director

Nils Katla	50	Director

(1)	As of March 15, 2017.

The members of our current supervisory board were elected at the August 5, 2016 annual general meeting of shareholders in accordance with our bye-laws and will serve until the next annual general meeting, unless any members are removed from office or their offices are vacated in accordance with our bye-laws.

As of March 31, 2017, the members of our management board were as follows:

Name	Age(1)	Position
Jean-Yves Charlier	53	Group Chief Executive Officer

Andrew Davies	51	Group Chief Financial Officer

Scott Dresser	49	Group General Counsel

Enrique Aznar	53	Chief Values and Culture Transformation Officer

Jeffrey Hedberg	55	Group Chief People Officer

Yogesh Malik	44	Group Chief Technology Officer

Alexander Matuschka	45	Group Chief Performance Officer

Christopher Schlaeffer	47	Chief Digital Officer

Erik Aas	50	Head of Bangladesh

Peter Chernyshov	48	Head of Ukraine

Jon Eddy	50	Head of Emerging Markets

Matthieu Galvani	47	Chief Executive Officer of Algeria

Mikhail Gerchuk	44	Head of Eurasia

Aamir Hafeez Ibrahim	48	Head of Pakistan

Kjell Morten Johnsen	49	Head of Major Markets and Chief Executive Officer of PJSC VimpelCom

Oleksandr Komarov	44	Head of Kazakhstan

(1)	As of March 15, 2017.

Supervisory Board

Alexey M. Reznikovich has been Chairman of the VEON Ltd. supervisory board since December 2012 and a director of VEON Ltd. since April 2010. He also serves as chairman of VEON Ltd.’s compensation committee. Mr. Reznikovich was a member of the board of directors of PJSC VimpelCom from May 2002 until April 2010. Mr. Reznikovich has served as Managing Partner of LetterOne Telecom since June 2014. Prior to joining LetterOne Telecom, he was Chief Executive Officer of LLC Altimo from April 2005 to May 2014 and Chief Executive Officer of Altimo Holdings & Investments Ltd. from June 2006 to May 2014. He has been a member of the supervisory board of the Alfa Group Consortium since 2002, with overall responsibility for business development and management supervision of the group’s assets. Mr. Reznikovich was a director of Golden Telecom from May 2007 until February 2008. In 2001, Mr. Reznikovich founded EMAX, a new business venture to develop internet centers in Russia and has been a director of EMAX and of CAFEMAX, an internet café chain, since February 2001. From December 1998 to 2000, Mr. Reznikovich was a partner at McKinsey & Co. Prior to his time at McKinsey, Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld in the United States. He graduated from the Economics Faculty of the Moscow State University and received an M.B.A. from Georgetown University in the United States and from INSEAD in France.

Stan Chudnovsky has been a director of VEON Ltd. since August 2016. Mr. Chudnovsky is Head of Product for Messaging at Facebook. Before joining Facebook, Mr. Chudnovsky was Vice President of Growth, Global Strategy and Special Operations at PayPal after a company he co-founded, IronPearl, was acquired. Prior to this, Mr. Chudnovsky was involved in the establishment of Tickle Inc., one of the first social media companies, and grew it to become one of the largest websites in the world by 2003. Mr. Chudnovsky has a strong background as an entrepreneur, having co-founded several other successful internet companies including Jiff, NFX, Ooga Labs, and Wonderhill. He has served on a number of corporate boards, including Goodreads and Zinch. Originally from Moscow, Mr. Chudnovsky earned engineering degrees in Russia.

Mikhail M. Fridman has been a director of VEON Ltd. since April 2010. Mr. Fridman was a member of the board of directors of PJSC VimpelCom from July 2001 until April 2010. He currently serves as a member of the board of directors of OJSC Alfa-Bank, as well as Chairman of the supervisory boards of the Alfa Group Consortium and LetterOne Holdings S.A. Mr. Fridman also serves as a member of the supervisory board of X5 Retail Group N.V. He is a member of the Public Chamber of the Russian Federation. Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Altimo and X5 Retail Group N.V. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal Metallurgical Works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.

Gennady Gazin has been an alternate director of VEON Ltd. since October 2014 and a director of VEON Ltd. since June 2015. Mr. Gazin is serving as a chairman of VEON Ltd.’s nominating and corporate governance committee and as a member of its finance and strategy committee and audit committee. He served as chairman of its special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities until its dissolution on August 3, 2016. Mr. Gazin currently serves as Director at Interpipe, a producer of pipes and railroad wheels; Director at GeoAlliance, an oil and gas production company; and Chairman of the Board at Genesis Philanthropy Group. From 2007 to 2012, Mr. Gazin served as CEO of EastOne, an international investment advisory group. Prior to EastOne, Mr. Gazin worked at McKinsey & Company’s New York and Moscow offices for 14 years, during which time he was an active member of the Telecommunications practice and also served as the Senior Partner responsible for McKinsey’s CIS practice. Mr. Gazin started his professional career as a systems and telecommunications engineer at Bell Communications Research/Tellcordia and General Dynamics in the USA. Mr. Gazin received a bachelor’s degree in Electrical Engineering from Cornell University in 1987, a master’s degree in Electrical Engineering from Stanford University in 1988 and an M.B.A. from the Wharton School of Business at the University of Pennsylvania in 1993.

Andrei Gusev has been a director of VEON Ltd. since April 2014. Mr. Gusev is serving as a chairman of VEON Ltd.’s finance and strategy committee and as a member of its nominating and corporate governance committee and compensation committee. Mr. Gusev is a senior partner at LetterOne Telecom (UK) LLP, joining in 2014, and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was Chief Executive Officer of X5 Retail Group N.V. from 2011 to 2012 and prior to that, from 2006 to 2010, served as its Director of Business Development and M&A. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received an M.B.A. from the Wharton School at the University of Pennsylvania in 2000 and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994.

Gunnar Holt has been a director of VEON Ltd. since June 2015. Mr. Holt is serving as a member of VEON Ltd.’s finance and strategy committee and audit committee. Mr. Holt has been a Senior Advisor at Telenor ASA since 2006 and previously served as a Group Finance Director. From 1995 to 1999, he worked at Aker ASA and Aker RGI ASA, serving as Executive Vice President and CFO. From 1986 to 1995, he held various leadership positions in the Aker Group, including Deputy President of Norwegian Contractors AS, Executive Vice President and Chief Financial Officer of Aker Oil and Gas Technology AS, President of Aker Eiendom AS, and Finance and Accounting Director of Aker Norcem AS. From 1978 to 1986, he served as Executive Officer and Special Advisor in the Norwegian Ministry of Petroleum and Energy. Mr. Holt holds a Doctor of Business Administration degree and Advanced Postgraduate Diploma in Management Consultancy from Henley Management Collage, Brunel University, in the United Kingdom; an MBA from the University of Queensland in Australia, and an M.B.A. in finance from the University of Wisconsin. He also received a Diplomøkonom from The Norwegian School of Management. Mr. Holt has served on a number of corporate boards.

Sir Julian Horn-Smith has been a director of VEON Ltd. since July 2014. Sir Julian served as a member of VEON Ltd.’s special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities until its dissolution on August 3, 2016. Sir Julian is active in the global telecommunications sector as a Senior Advisor to UBS Investment Bank, in London and Senior Advisor to CVC (Telecoms and Media). He also serves as an advisor to LetterOne. Sir Julian previously served as Senior Advisor to the Etisalat Group board from 2011 to 2014. Sir Julian was a member of the founding management team of Vodafone Group Plc. He retired from Vodafone in July 2006, where he held a number of senior positions, including Deputy Chief Executive Officer and member of the board. He currently serves as a member of the board of Digicel, a Caribbean and Pacific operator. Sir Julian is also Chairman of eBuilder, based in Sweden. He is a Pro Chancellor at Bath University and chairs the University’s School of Management Advisory Board. He is the Founder and Co-Chair of The TATLIDiL Conference (British and Turkish Conference). During his career in international telecommunications, Sir Julian has served as Chair of both the Mannesmann Supervisory and Management boards, as well as a Director on a number of company boards, including Lloyds Banking Group plc, Smiths Group, China Mobile, eAccess in Japan, De la Rue plc, Verizon Wireless and SFR in France. Sir Julian earned a Bachelor of Science in economics from University of London in 1970 and a Master of Science from University of Bath in the United Kingdom in 1979.

Jørn P. Jensen has been a director of VEON Ltd. since August 2016. Mr. Jensen has been a Director of Danske Bank A/S since March 2012 and has previously held senior roles, including Deputy Chief Executive Officer and Group Chief Financial Officer, at Carlsberg between 2000 and 2015. Mr. Jensen has served as a Member of the Committee on Corporate Governance in Denmark since 2012, and has previously served on a number of corporate boards, including DONG Energy A/S (2010 to 2015), Brightpoint Inc., Lauritzen Fonden/Vesterhavet A/S, and Royal Scandinavia A/S. Mr. Jensen received a Bachelor of Science in Economics from Copenhagen Business School in 1986, and a Master of Science in Economics and Business Administration from Copenhagen Business School in 1988.

Nils Katla has been a director of VEON Ltd. since June 2015. Mr. Katla is a member of VEON Ltd.’s nominating and corporate governance committee and compensation committee. Mr. Katla is a member of the Board of Directors for Telenor Hungary. Mr. Katla joined the Telenor Group in 2001 and has been responsible for growing Telenor’s Nordic and European positions, resulting in a number of acquisitions. He is currently serving as the Senior Vice President of Mergers & Acquisitions for Telenor ASA. From 2004 to 2007, he was a member of the Management Board of Telenor Norway. He has served on a number of Boards of Directors for Telenor Group companies. Before joining Telenor, Mr. Katla served as the Executive Vice President of the Consumer Division at Enitel from 2000 to 2001. He also headed the consumer division of TeliaSonera as the Senior Vice President from 1997 to 1999. He has also worked for McKinsey & Company from 1995 to 1997 and Arthur Andersen & Company (later Accenture) from 1990 to 1993. Mr. Katla holds a Master of Science degree in Computer Science and Telematics from the Norwegian Institute of Technology and an M.B.A. from INSEAD.

Management Board

Jean-Yves Charlier was appointed as Chief Executive Officer of VEON Ltd. by the VEON Ltd. supervisory board in April 2015. Prior to his appointment as Chief Executive Officer of VEON Ltd., he was the Chairman and Chief Executive Officer of SFR in France from 2012 until 2014. While at SFR he completed the demerger of SFR from Vivendi in a transaction with cable operator Numericable. From 2007 until 2012, Mr. Charlier was the Chief Executive Officer for Promethean, an interactive learning company, and, from 2004 until 2007, Mr. Charlier was the Chief Executive Officer of Colt, an alternative carrier. He started his career with Wang in France and also held senior executive positions with Equant and BT Global Services. Mr. Charlier has been on the board of several other listed companies including Activision Blizzard and Vivendi. He holds an M.B.A. from the Wharton Business School and a Bachelor of Arts in international business administration from the American College in Paris, France.

Andrew Davies joined VEON Ltd. in November 2013 as Chief Financial Officer. From November 2010 to October 2013, Mr. Davies was the Chief Financial Officer at Verizon Wireless. Prior to his appointment at Verizon Wireless, Mr. Davies held a number of senior financial roles within Vodafone Group, most recently as Chief Financial Officer of Vodafone India and Vodafone Turkey as well as positions in Vodafone UK and Vodafone Japan, from 2003 until 2010. Prior to joining Vodafone in 2003, Mr. Davies was Chief Financial Officer of Singlepoint (4U) from 2001, which was acquired by Vodafone in 2003, and also held positions with Honeywell Inc. and General Electric after starting his career with KPMG in 1987. Mr. Davies serves as a member of the board of various subsidiaries of VEON Ltd. Mr. Davies earned a Bachelor of Science degree in mathematics from Imperial College in London in 1987, is an Associate of the Royal College of Science and is a Fellow of the Institute of Chartered Accountants in England and Wales.

Scott Dresser was appointed as Group General Counsel, with effect from September 1, 2014. Mr. Dresser was also appointed a member of the Group Executive Board and the Group Management Board. Mr. Dresser was most recently Vice President of Global Strategic Initiatives at BirdLife International, a global conservation organization. Between 2006 and 2012, Mr. Dresser was with Virgin Media in the UK, including service as General Counsel, where he led its legal department and acted as principal liaison with VEON Ltd.’s Board of Directors, as well as being a member of its Executive Management Team. He also previously held positions in the United States at White Mountains RE Group (which is the operating company of White Mountains Insurance Group Ltd), in the role of Senior Vice President and Associate General Counsel from 2005-2006; as Senior Advisor for Legal and Financial Affairs for the International Global Conservation Fund (an international environmental conservation organization) from 2002-2005; and positions at Morgan, Lewis & Bockius LLP and at Lord Day & Lord, Barrett Smith. Mr. Dresser studied at the Vanderbilt University School of Law and University of New Hampshire, and was admitted to the Bar, in New York and Connecticut, in 1993. Mr. Dresser is on the advisory boards of BirdLife International and the Caucasus Nature Fund.

Enrique Aznar has been our Chief Values and Culture Transformation Officer since July 2016, prior to which he was our Group Chief Compliance Officer since August 2013, and he was appointed to the Management Board in October 2014. Prior to joining our company, Mr. Aznar was Head of Corporate Governance & Compliance—Chief Integrity Officer at Millicom International Cellular S.A., based in Luxembourg from 2011 until 2013; Chief Ethics & Compliance Officer at Nokia Siemens Networks, based in Helsinki from 2009 until 2011; Deputy General Counsel & Chief Compliance Officer for Europe, Middle East, and Africa for Tyco International from 2005 until 2009 and held different legal roles with Dell, Inc from 2000 to 2005, Freshfields from 1997 to 2000, Price Waterhouse from 1994 to 1997 and Arthur Andersen from 1989 to 1992. Enrique is a qualified lawyer in Spain, England and Wales. Mr. Aznar attended a Leadership Program at Stanford University in the United States in 2012. He earned a Business Management Program certificate (PDD Guildhall University (currently London Metropolitan University)) at IESE Business School in 2003, a Master of Arts in International & Comparative Business Law from London in 1993 and a Licenciatura en Derecho (Law Degree) from the University of Barcelona in 1988.

Jeffrey Hedberg has been Group Chief People Officer since November 2016 and Chief Executive Officer of Pakistan Mobile Communications Limited in Pakistan since July 2014. Previously, Mr. Hedberg worked at Boston Consulting Group from March 2013, where he was a Senior Advisor in the firm’s South Africa office and its Munich-based Technology, Media and Telecommunications Practice area. Mr. Hedberg served as a Private Equity Advisor from 2013 until 2014 and the Chief Operating Officer of Altech from 2011 to 2012. Mr. Hedberg served as CEO of Telekom South Africa from 2010 to 2011 and as CEO of Telkom’s Nigerian subsidiary, Multi-Links Nigeria in 2010. From 2006 to 2009, Mr. Hedberg was CEO of Cell C in South Africa. Mr. Hedberg was appointed CEO and Chairman of Deutsche Telekom USA in 2002 and from 1999 to 2002, he was Executive Vice President and Member of the Board of Management of Deutsche Telekom AG where he developed the strategy for the International Division. Prior to that, Mr. Hedberg served as Executive Vice President of Swisscom International from 1997 to 1998 and as Deputy Director from 1996 to 1997. Mr. Hedberg currently serves as a member of the board of directors of various subsidiaries of VEON Ltd., including Business & Communication Systems (Pvt) Ltd., LinkDotNet Telecom Limited, LinkdotNET Pakistan (Pvt) Ltd. and Waseela Microfinance Bank Limited. Mr. Hedberg received a Master’s degree in International Management from the University of Denver in 1992 and a Bachelor of Business Administration Degree from Northeastern University in 1985.

Yogesh Malik has served as Group Chief Technology Officer of VEON Ltd. since March 2014. Mr. Malik served as Chief Executive Officer of Uninor, an Indian mobile network operator majority owned by the Telenor Group, from May 2013 through November 2013 and prior to that, served in a variety of senior positions at Uninor from 2010, including COO covering the areas of Technology, Regulatory and Customer Care. Mr. Malik has also served as Head of Technology & Sourcing at Telenor Group headquarters in Norway, CTO of “Kyivstar” JSC in Ukraine and CTO of Grameenphone in Bangladesh. Prior to joining the Telenor Group, Mr. Malik worked for TIW, Tata/AT&T and Ericsson in various senior positions in a variety of countries. Mr. Malik has acted as the official spokesperson for the VEON Group and helped implement innovative technology to overhaul the group’s IT systems. Mr. Malik received an Engineering Degree in Electronics from MSU University, Baroda, India in 1993, and an Executive M.B.A. from IMD, Lausanne, Switzerland in 2008.

Alexander Matuschka has served as Group Chief Performance Officer since July 2015. Mr. Matuschka came to VEON from Nokia Networks, where he was Chief Transformation Officer from 2014 to 2015 and, previously, Chief Restructuring Officer from 2011 until 2014. Prior to joining Nokia, Mr. Matuschka gained extensive experience in in the automotive and machining industries with P&L responsibility in multiple areas, including restructuring, re-organization, procurement, logistics, supply chain management and lean manufacturing/assembly, including serving as the Interim Chief Operations Officer for ATU GmbH from 2010 until 2011 and Chief Executive Officer of EUROPART Holding GmbH from 2007 to 2009. Mr. Matuschka holds a business degree (Diplom-Kaufmann) in International Business Economy from International Business School Lippstadt in Germany and West Virginia University, USA.

Christopher Schlaeffer has served as Chief Digital Officer since January 2016, with responsibility for the development of new digital services and telecommunications propositions and for leading the Group’s global commercial functions. Mr. Schlaeffer joined VEON from his role as Founder and Chief Executive Officer of two tech startups in Berlin and London which he served from 2010 until 2015. Prior to that, Mr. Schlaeffer was with Deutsche Telekom for 12 years as the group’s Chief Product and Innovation Officer, Corporate Development Officer (with responsibility for Technology, IT, Innovation, R&D, and Venture Capital), Chief Strategy Officer and Chief Marketing Officer of the mobile division for T-Mobile International. He also served as a Member of the Executive Operating Board and played a key role in Deutsche Telekom’s transformation. Mr. Schlaeffer holds a Master’s degree from the Vienna University of Economics and is recognized as a “Young Global Leader” by the World Economic Forum.
Erik Aas has been Head of Bangladesh since December 2015. Mr. Aas previously served as the Chief Executive Officer of Pt AXIS Telekom from 2007 until 2014. From 1997 to 2007, Mr. Aas served in various senior executive roles for the Telenor Group, including as the Chief Executive Officer and Director of the Board of Grameenphone. Mr. Aas is the Chairman and Managing Director of Lakeview Invest AS and Lakeview Trading AS since September 2014. Mr. Aas attended the International Directors Programme from INSEAD from 2012 to 2013. Mr. Aas received an Executive M.B.A. from IMD, Switzerland in 2001 and graduated with a Master of Science degree for Civil Engineering from the Norwegian University of Science and Technology in 1991.

Peter Chernyshov has been Head of Ukraine since June 2014. From 2006 to 2014, Mr. Chernyshov held various leadership roles in Carlsberg Ukraine and Slavutich Brewery (part of the Carlsberg Group). From 1999 to 2006, Mr. Chernyshov occupied several positions in the companies of BBH (Baltic Beverage Holding, now part of the Carlsberg Group), working at different times in three countries: from 1999 to 2000 as the Business controller for Russian operations in the BBH HQ Stockholm, Sweden; from 2001 to 2002, as the CFO of BBH in Kiev, Ukraine; from 2003 to April 2006, as the CEO of Vena Breweries, Saint Petersburg and Chelyabinsk, Russia; and from August 2005 to April 2006, as Vice President, Finance at Baltika, Saint Petersburg, Russia. Mr. Chernyshov has served as member of the board of the American Chamber of Commerce (ACC) in Ukraine. Mr. Chernyshov received a Master’s degree in mathematics from Ural State University in 1990 and an M.B.A. from Kingston University Business School in 2001.

Jon Eddy has been Head of Emerging Markets since January 2016. Mr. Eddy has extensive experience in leadership positions in the telecommunications industry in emerging markets, especially in Asia. He joined VEON from dtac, Thailand’s second largest mobile operator, where he was Chief Executive Officer from 2011 until 2014. Jon has previously been Chief Executive Officer of Telenor Pakistan from 2008 to 2011, Chief Operating Officer at Maxis Mobile in Malaysia from 2007 until 2008, and Chief Technology Officer at Digi Telecom in Malaysia from 2002 until 2007. Mr. Eddy currently serves as chairman of the board of directors of various subsidiaries of VEON Ltd. He holds a Bachelor of Science degree in Electrical Engineering from Montana State University.

Matthieu Galvani has been Chief Executive Officer of VEON’s operations in Algeria, under the Djezzy brand since January 2016. Mr. Galvani has a deep knowledge of Algeria, with significant experience in senior executive roles in the industry and in the Middle East and North Africa. He was previously Chief Commercial Officer for VEON’s emerging markets, which serves 95 million customers in Algeria, Bangladesh and Pakistan. His previous roles include Chief Marketing & Communication Officer of KenCell in Kenya from 2000 to 2004; Chief Commercial Officer of OTA from 2005 to 2009; Chief Commercial Officer of Tunisie Telecom from 2009 to 2014, and Chief Commercial Officer of Zain in Saudi Arabia from 2014 to 2016. Mr. Galvani, a French national, holds a Master’s degree in Econometrics, and a post graduate degree in economics and energy from the University of Paris X.

Mikhail Gerchuk has been Head of Eurasia since October 2015. He served as Group Chief Commercial and Strategy Officer from July 2012 until October 2015, Acting Head of the former CIS Business Unit from February 2014 to January 2015, and Group Chief Commercial Officer from October 2011 to July 2012. Previously, Mr. Gerchuk served as Vice President and Chief Commercial Officer of MTS from December 2008 until October 2011, having joined MTS in August 2007 as the Group Marketing Director. At MTS, he also served on the boards of directors of Comstar, MGTS, MTS Ukraine and several other MTS subsidiaries. Prior to joining MTS, Mr. Gerchuk was Chief Commercial Officer at Vodafone Malta from 2006 to 2007. He held senior marketing positions at Vodafone Group, UK between 2002 and 2006, including Head of Voice Propositions between 2004 and 2006 and Senior Global Marketing Manager between 2002 and 2004. Mr. Gerchuk also worked as an Associate at Booz Allen Hamilton in London from 1999 to 2002 and, before that, as Category Marketing Manager at PepsiCo and Marketing Manager at Mars, Inc. Mr. Gerchuk has been recognized as a leading commercial director and a leading young figure in telecommunications. Mr. Gerchuk received an M.B.A. from INSEAD in 1999 and an M.A. in Economic Geography and English from Moscow State University in 1994.

Aamir Hafeez Ibrahim has been the Chief Executive Officer of our operations in Pakistan since July 2016. Prior to his position as CEO, Mr. Ibrahim was Mobilink’s Deputy CEO and Chief Commercial Officer. Mr. Ibrahim has over two decades of international experience as a senior executive across multiple industries and continents. Prior to joining Mobilink, he was the Senior Vice President for Telenor Group, where he led distribution initiatives across Asia. Mr. Ibrahim has also held senior leadership positions at Ford Motor Company, Jaguar & Land Rover. Mr. Ibrahim has extensive experience specifically in strategic marketing, sales and distribution, analytics, product development, government and regulatory management, business planning, M&A, public relations and crisis management. Mr. Ibrahim is a Pakistani native, with an undergraduate degree in Accounting from the University of Texas and an MBA from IMD in Switzerland. In 2012, he received an Advanced Management Program diploma from Harvard Business School. Mr. Ibrahim has lived and worked across multiple cultures and countries including Thailand, Pakistan, the UK, the United Arab Emirates, Switzerland and the United States.

Kjell Morten Johnsen has been VEON’s Head of Major Markets and Chief Executive Officer of VEON Russia (PJSC VimpelCom), with responsibility for the Group’s business in Russia and the Italy Joint Venture since August 2016. Mr. Johnsen joined VEON from Telenor, where he was head of Telenor Europe with previous roles as CEO of Telenor Serbia, as well as Senior Vice President and Head of Telenor Russia, Telenor Central & Eastern Europe. He was also a member of VEON Ltd.’s supervisory board from 2010 until 2015 and PJSC’s Board of Directors from 2007 to 2013. Prior to entering the telecommunications industry in 2000, Mr. Johnsen worked for Norsk Hydro in France and Ukraine, and Scandsea International in Norway and Russia. Mr. Johnsen, has an MBA from the Norwegian School of Economics and Business Administration, and has attended the University of Oslo, Norwegian School of Management, and Nord University Business School.

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

B. Compensation

We paid our directors and senior managers an aggregate amount of approximately US$75 million for services provided during 2016, including approximately US$37 million for short-term employee benefits and approximately US$34 million for long-term employee benefits.

For more information regarding our director and senior management compensation, including a description of applicable stock based and cash based plans, see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

C. Board Practices

VEON Ltd. is governed by our supervisory board currently consisting of nine directors. Our bye-laws provide that our supervisory board consists of at least seven and no more than thirteen directors, as determined by the supervisory board and subject to approval by a majority of the shareholders voting in person or by proxy at a general meeting.

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

The committees of our supervisory board consist of: an audit committee, a compensation committee, a nominating and corporate governance committee and a finance and strategy committee.

Our bye-laws provide that each member of the audit committee is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. The audit committee is primarily responsible for the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors. The audit committee also supervises activities related to the DPA, the SEC Judgment and the Dutch Settlement Agreement. The current members of our audit committee, Jørn Jensen (chairman), Gennady Gazin, Gunnar Holt, are expected to serve until our next annual general meeting.

Our compensation committee is responsible for approving the compensation of the directors, officers and employees of VEON Ltd. and its subsidiaries, our employee benefit plans, any equity compensation plans of VEON Ltd. and its subsidiaries, and any contract relating to a director, officer or shareholder of VEON Ltd. or any of our subsidiaries or their respective family members or affiliates. The current members of our compensation committee, Alexey Reznikovich (chairman), Andrei Gusev, Nils Katla, are expected to serve until our next annual general meeting.

Our nominating and corporate governance committee is responsible for coordinating the selection process for candidates to become directors and recommending such candidates to the supervisory board. The current members of our nominating and corporate governance committee, Gennady Gazin (chairman), Andrei Gusev, Nils Katla, are expected to serve until our next annual general meeting.

Our finance and strategy committee is responsible for reviewing financial transactions, policies, strategies and the capital structure of VEON Ltd. and its subsidiaries. The current members of our finance and strategy committee, Andrei Gusev (chairman), Gennady Gazin, Gunnar Holt, are expected to serve until our next annual general meeting.

Following notice of the investigations by the SEC, DOJ and OM, we established a special committee in March 2014 to oversee the internal investigation being conducted by VEON Ltd.’s external counsel and our response to the inquiries by various authorities. The special committee was dissolved on August 3, 2016, when it was determined by the supervisory board that the ongoing efforts of VEON Ltd. in relation to the DPA could be properly reviewed by the audit committee. The members of our special committee, Gennady Gazin (chairman) and Sir Julian Horn-Smith, served until the special committee was dissolved on August 3, 2016. For details related to the agreements related to the investigations by the SEC, the DOJ and the OM, please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA, the SEC Judgment and the Dutch Settlement Agreement, which may be significant,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We could be subject to criminal prosecution or civil sanction if we breach the DPA with the DOJ, the SEC Judgment or the Dutch Settlement Agreement, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation” and Note 25 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

D. Employees

The following chart sets forth the number of our employees as of December 31, 2016, 2015 and 2014, respectively:

	As of December 31,
	2016	2015	2014
Russia	23,622	29,255	27,935
Pakistan	4,589	6,361	8,959
Algeria	2,815	3,669	3,732
Bangladesh	1,319	2,194	2,428
Ukraine	2,484	2,945	4,116
Uzbekistan	1,234	1,241	1,388
HQ	709	345	149
Others(1)	5,222	6,311	6,500

Total(2)	41,994	52,321	55,207

(1)	The total employee numbers for 2015 and 2014 have been restated in Others because Kazakhstan is no longer a separate reportable segment and therefore it is included in Others for the years ended December 31, 2015 and 2014, which is consistent with its classification in Others for the year ended December 31, 2016.
(2)	The total employee numbers for 2016, 2015 and 2014 have been adjusted to remove employees in operations that have been sold and exclude (i) the employees in our historical WIND business as of December 31, 2015 and 2014 and (ii) the employees from the new Italy Joint Venture as of December 31, 2016.

From time to time, we also employ external staff, who fulfill a position at the company for a temporary period of less than twelve months. We do not consider these employees to constitute a significant percentage of our employee totals and have not included them above.

The following chart sets forth the number of our employees as of December 31, 2016, according to geographic location and our estimates of main categories of activities:

	As of December 31, 2016
Category of activity(1)	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan
Executive and senior management	10	10	8	9	11	11
Engineering, construction and information technology	4,529	948	789	498	1,001	300
Sales, marketing and other commercial operations	10,172	1,551	955	516	733	295
Finance, administration and legal	979	205	166	61	283	62
Customer service	5,658	812	465	115	138	291
Procurement and logistics	588	95	110	29	102	31
Other support functions	1,686	968	322	91	216	244

Total	23,622	4,589	2,815	1,319	2,484	1,234

(1)	A breakdown of employees by category of activity is not available for our HQ segment and Others category.

Our employees are represented by Unions or operate collective bargaining arrangements in Armenia, Algeria, Kyrgyzstan, Ukraine, as are the Italy Joint Venture’s employees. We consider relations with our employees to be generally good. In February 2016, BDCL experienced labor disruptions in connection with the implementation of our announced performance transformation program. Such disruptions have not had a significant impact on our operations. An application for the registration of a union within BDCL was rejected by the government authorities. A consequent notification has been made by UNI Global Union to the Dutch NCP and a process is ongoing. Please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may be adversely impacted by work stoppages and other labor matters.”

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

To our knowledge, as of March 15, 2017, Jean-Yves Charlier owned 497,756 of the Company’s ADSs, Jon Eddy owned 620,000 of the Company’s ADSs and Erik Aas owned 100,000 of the Company’s ADSs.

To our knowledge, as of March 15, 2017, none of the other supervisory or management board members held any Common Shares or ADSs. To our knowledge, as of March 15, 2017, none of our directors or senior managers held any options on the Company’s common shares.

For more information regarding share ownership, including a description of applicable stock based plans and options, see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of VEON Ltd. as of March 15, 2017 by each person who is known by us to beneficially own 5.0% or more of our issued and outstanding shares. As of March 15, 2017, we had 1,756,731,135 issued and outstanding common shares and zero convertible preferred shares issued and outstanding. None of our shareholders has different voting rights.

Shareholder	Number of VEON Ltd. Common Shares	Percent of VEON Ltd. Issued and Outstanding Shares
L1T VIP Holdings S.à r.l.(1)	840,625,001	47.9%
Telenor East Holding II AS(2)	416,703,840	23.7%
Stichting Administratiekantoor Mobile Telecommunications Investor(3)	145,947,562	8.3%

(1)	As reported on Schedule 13D, Amendment No. 19, filed on April 1, 2016, by L1T VIP Holdings S.à r.l. and LetterOne Investment Holdings S.A. with the SEC, L1T VIP Holdings S.à r.l. is the direct beneficial owner of 840,625,001 of VEON Ltd.’s common shares, representing approximately 47.9% of VEON Ltd.’s issued and outstanding shares. Each of L1T VIP Holdings S.à r.l. and LetterOne Investment Holdings S.A may be deemed the beneficial owner of 840,625,001 of VEON Ltd.’s common shares, representing approximately 47.9% of VEON Ltd.’s issued outstanding shares, held for the account of L1T VIP Holdings S.à r.l.
(2)	As reported on Schedule 13D, Amendment No. 36, filed on September 27, 2016, by Telenor East Holdings II AS, Telenor Mobile Holding AS and Telenor ASA (collectively, “Telenor”) with the SEC, Telenor is the direct beneficial owner of, and Telenor Mobile Holding AS and Telenor ASA may be deemed to be the beneficial owners of 416,703,840 of VEON Ltd.’s common shares. The common shares held by Telenor East represent approximately 23.7% of VEON Ltd.’s issued and outstanding shares.
(3)	As reported on Schedule 13G, filed on April 1, 2016, by Stichting Administratiekantoor Mobile Telecommunications Investor (“Stichting”) with the SEC, Stichting is the direct beneficial owner of 145,947,562 of VEON Ltd.’s common shares. As the holder of depositary receipts issued by Stichting, L1T VIP Holdings S.à r.l. is entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts, and indirectly of the 145,947,562 common shares represented by the depositary receipts. Stichting is a foundation incorporated under the laws of the Netherlands. The common shares held by Stichting represent approximately 8.3% of VEON Ltd.’s issued and outstanding shares.

Please see the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—A disposition by one or both of our largest shareholders of their respective stakes in VEON Ltd. or a change in control of VEON Ltd. could harm our business” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Litigation and disputes among our two largest shareholders and us could materially affect our business.”

As reported on Schedule 13D, Amendment No. 12, filed on April 23, 2013 by Altimo Coöperatief U.A. with the SEC, on April 16, 2013, Altimo Coöperatief U.A. paid to VEON Ltd. a conversion premium of US$1,392,644,220 (or US$10.835 per share), and Altimo Coöperatief U.A.’s 128,532,000 VEON Ltd. convertible preferred shares automatically converted into 128,532,000 VEON Ltd. common shares.

As reported on Schedule 13D, Amendment No. 14, filed on December 13, 2013 by Altimo Coöperatief U.A. with the SEC: Altimo Holdings & Investments Ltd. directly and indirectly owned 100% of the membership interests in Altimo Coöperatief U.A., Letterone Overseas Investments Limited directly owned a majority of the shares of Altimo Holdings & Investments Ltd., Letterone Holdings S.A. was the sole shareholder of Letterone Overseas Investments Limited, Roniju Holdings Limited directly owned a majority of the shares of Letterone Holdings S.A., Crown Finance Foundation was the sole shareholder of Roniju Holdings Limited and each such entity, in such respective capacity, may have been deemed to be the beneficial owner of 986,572,563 VEON Ltd. common shares.

As reported on Schedule 13D, Amendment No. 15, filed on February 19, 2014 by Altimo Coöperatief U.A. with the SEC, Letterone Overseas Investments Limited completed an acquisition of all of the shares in Altimo Holdings & Investments Ltd. held by the other shareholders of Altimo Holdings & Investments Ltd.

As reported on Schedule 13D, Amendment No. 16, filed on December 18, 2014 by Altimo Coöperatief U.A. with the SEC, on December 16, 2014, Roniju Holdings Limited completed an internal reorganization, and as part of that reorganization, the shares in Letterone Holdings S.A. owned by Roniju Holdings Limited (which constituted a controlling interest in Letterone Overseas Investments Limited and the indirect ownership of the 986,572,563 VEON Ltd. common shares) were transferred to three separate entities.

As reported on Schedule 13D, Amendment No. 17, filed on November 6, 2015 by Letterone Investment Holdings S.à r.l. with the SEC, Letterone Holdings S.A. and its affiliates engaged in an internal reorganization, and as part of that reorganization, 986,572,563 VEON Ltd. common shares were transferred by Altimo Coöperatief U.A. to L1T VIP Holdings on October 30, 2015.

As reported on Schedule 13D, Amendment No. 18, filed on November 12, 2015 by L1T VIP Holdings with the SEC, Letterone Holdings S.A. and its affiliates engaged in an internal reorganization, and as part of that reorganization, on November 11, 2015, all of the shares in Letterone Investment Holdings S.A. owned by Letterone Holdings S.A. (which constituted a controlling interest in L1T VIP Holdings and the indirect ownership of the 986,572,563 VEON Ltd. common shares) were transferred to six separate entities.

As reported on Schedule 13D, Amendment No. 19, filed on April 1, 2016 by L1T VIP Holdings S.à r.l. and Letterone Investment Holdings S.A. with the SEC, L1T VIP Holdings S.à r.l. transferred 145,947,562 of ADSs, representing rights with respect to 145,947,562 of VEON Ltd.’s common stock, to Stichting.

As reported on Schedule 13D, Amendment 34, filed on September 21, 2016 by Telenor East Holding II AS, Telenor Mobile Holding AS and Telenor ASA with the SEC, Telenor East Holding II AS sold 142,500,000 of ADSs in VEON Ltd. pursuant to an underwritten offering.

As reported on Schedule 13D, Amendment 36, filed on September 27, 2016 by Telenor East Holding II AS, Telenor Mobile Holding AS and Telenor ASA with the SEC, Telenor East Holding II AS sold 21,375,000 of ADSs in VEON Ltd. pursuant to an underwritten offering.

Based on a review of our register of members maintained in Bermuda, as of March 15, 2017 100% of our issued common shares were held of record by BNY (Nominees) Limited in the United Kingdom, as agent of The Bank of New York Mellon, for the purposes of our ADS program. As of March 15, 2017, 23 record holders of VEON Ltd.’s ADRs, holding an aggregate of 353,454,732 common shares (20.12%), were listed as having addresses in the United States.

B. Related Party Transactions

In addition to the transactions described below, VEON Ltd. has also entered into transactions with related parties as part of the ordinary course of business. These mainly relate to ordinary course telecommunications operations, such as interconnection, roaming, retail and management advisory services. Their terms vary according to the nature of the services provided thereunder. VEON Ltd. and certain of its subsidiaries may, from time to time, also enter into general services agreements relating to the conduct of business and financing transactions within the VEON Group.

For more information on our related party transactions, see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Related Party Transactions with Major Shareholders and their Affiliates

Related Party Transactions with Telenor East and its Affiliates

Offering of ADSs and Exchangeable Bond

In September 2016, Telenor East sold 163,875,000 of VEON Ltd.’s ADSs pursuant to an underwritten offering and further, announced its intention to divest the remainder of its stake in VEON Ltd. In addition, in a transaction outside the United States to non-US persons pursuant to Regulation S under the Securities Act, Telenor East issued a US$1,000,000,000 0.25% bond due 2019 that is exchangeable under certain conditions for up to a total at issuance of 204,081,633 of VEON Ltd.’s ADSs (subject to adjustment) at an exchange price representing a premium of 40% to the public offering price of the ADSs at the issue date. See “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Telenor Share Sale and Exchangeable Bond Issuance.”

Redemption of Telenor East Convertible Preferred Shares

As at April 1, 2016, pursuant to the terms of our bye-laws, the 305,000,000 preferred shares previously held by Telenor were compulsorily redeemed by VEON Ltd. at a redemption price of US$0.001 per share and are no longer outstanding.

Service Agreements

VEON Ltd. is a party to a service agreement with Telenor East, dated as of March 8, 2011, under which Telenor East renders to VEON Ltd. or its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor East and VEON Ltd. VEON Ltd. pays Telenor East US$1.5 million annually for the services.

A number of our operating companies have roaming agreements with the following mobile operators that are Telenor East affiliates: Grameenphone Limited (Bangladesh), Telenor Norge AS (Denmark), Telenor Magyarorszag Zrt. (Hungary), DiGi Telecommunications Sdn. Bhd. (Malaysia), Telenor (Montenegro), Telenor Pakistan (Pvt) Ltd. (Pakistan), Telekom d.o.o. (Serbia), Telenor Sverige AB (Sweden) and Total Access Communication Public Company Limited (dtac) (Thailand).

Related Party Transactions with LetterOne and its Affiliates

Service Agreements

VEON Ltd. is a party to a General Services Agreement with L1HS Corporate Advisor Limited, dated December 1, 2010, under which L1HS Corporate Advisor Limited renders to VEON Ltd. and its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by L1HS Corporate Advisor Limited and VEON Ltd. VEON Ltd. pays L1HS Corporate Advisor Limited annually US$1.5 million for the services. VEON is also party to a Consultancy Deed with L1HS Corporate Advisor Limited, dated August 21, 2013, under which L1HS Corporate Advisor Limited provides additional consultancy services to VEON Ltd. for which VEON Ltd. pays annually US$3.5 million. The General Services Agreement and Consultancy Deed were originally entered into by VEON Ltd. and Altimo Management Services Ltd., but the latter was replaced first by LetterOne Corporate Advisor Limited pursuant to a Deed of Assignment and Novation dated June 3, 2014, and later by LIHS Corporate Advisor Limited pursuant to a Deed of Novation and Amendment dated January 14, 2016.

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

VEON Ltd. Registration Rights Agreements

The Registration Rights Agreement, as amended, between VEON Ltd., Telenor East and certain of its affiliates, Altimo Holdings & Investments Ltd. and Altimo Coöperatief U.A. requires us to use our best efforts to effect a registration under the Securities Act, if requested by one of the shareholders party to the Registration Rights Agreement, of our securities held by such party in order to facilitate the sale and distribution of such securities. Pursuant to the Registration Rights Agreement, we have filed a registration statement on Form F-3 with the SEC using a “shelf” registration process. Under this shelf registration process, a selling shareholder may from time to time sell VEON Ltd. common shares, which may be represented by ADSs, in one or more offerings, upon the filing of one or more prospectus supplements or post effective amendments. As of the date of this report, we do not qualify as a well-known seasoned issuer (as such term is defined in Rule 405 under the Securities Act) and, as a result, we and any selling shareholders are currently unable to use automatic shelf registration for the resale of such securities.

In connection with a private offering by the Telenor East of US$1,000,000,000 in aggregate principal amount of 0.25 per cent bonds due 2019 (the “Bonds”) that are exchangeable under certain conditions for up to a total at issuance of 204,081,633 of VEON Ltd.’s ADSs (subject to adjustment) to non-US persons pursuant to Regulation S under the Securities Act, VEON Ltd. entered into a registration rights agreement, dated September 21, 2016 (the “New Registration Rights Agreement”) for the benefit of holders of the Bonds. Pursuant to the New Registration Rights Agreement, we filed a registration statement on Form F-3 with the SEC on September 30, 2016 using a “shelf” registration process, which Form F-3 was declared effective on October 13, 2016. The New Registration Rights Agreement requires us to use our commercially reasonable efforts to keep the shelf registration statement continuously effective under the Securities Act in order to permit the prospectus forming a part thereof to be usable by holders (subject to permitted suspension periods) for a period until the earliest of such time as all of the ADSs issuable or issued in exchange for or upon redemption of the Bonds have (i) been registered under the New Shelf Registration Statement and disposed of in accordance therewith, (ii) become eligible to be transferred without condition as contemplated by Rule 144 under the Securities Act, or any successor rule or regulation thereto that may be adopted by the SEC, or otherwise, no longer bear any restrictive legend and have become fungible with the VEON Ltd. ADSs issued under any VEON Ltd. ADS program or (iii) ceased to be outstanding.

Under these shelf registration processes, a selling shareholder may from time to time sell VEON Ltd. common shares, which may be represented by ADSs, in one or more offerings, upon the filing of one or more prospectus supplements or post effective amendments. As of the date of this report, we do not qualify as a well-known seasoned issuer (as such term is defined in Rule 405 under the Securities Act) and, as a result, we and any selling shareholders are currently unable to use automatic shelf registration for the resale of such securities.

Related Party Transactions with Joint Ventures and Associates

Euroset

PJSC VimpelCom has commercial contracts with Euroset, which became an associate in October 2008. In 2016, PJSC VimpelCom recognized US$4.1 million of revenue from Euroset primarily for mobile and fixed-line services and from the sale of equipment and accessories. PJSC VimpelCom accrued to Euroset certain expenses totaling US$18.7 million in 2016, primarily dealer commissions and bonuses for services for acquisition of new customers, customer care and receipt of customers’ payments.

We are evaluating our options in relation to Euroset, and we are in discussions with our joint venture partner, MegaFon, in this regard. There can be no assurance that any transaction will occur.

WIND

Following the classification of our operations in Italy as an asset held for sale and a discontinued operation from January 1, 2016 to November 5, 2016, the intercompany positions were disclosed as related party transactions and balances. Consequently, the outstanding balances and transactions occurred were treated as related party transactions during that period, mainly representing regular business activities, i.e., roaming and interconnect.

For a discussion of the contribution and framework agreement entered into to form the Italy Joint Venture and the Shareholders’ Deed and FinCo Shareholders’ Deed setting out the terms through which the Italy Joint Venture and its subsidiaries are owned, controlled, managed and financed, please see “Item 10—Additional Information —Material Contacts.”

Related Party Transactions with supervisory board and management board members

Compensation paid to the supervisory board and management board members is disclosed in “Item 6—Directors, Senior Management and Employees—B. Compensation.” During 2016 and through the date of this Annual Report, none of our supervisory board and management board members have been involved in any related party transactions with us.

ITEM 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and the financial statements referred to therein.

A.7. Legal Proceedings

For a discussion of legal or arbitration proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability, see Notes 25 (Provisions) and 27 (Risks, commitments, contingencies and uncertainties) to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. We cannot predict the outcome of the various claims and legal actions in which we are involved beyond the information included in our financial statements, including any fines or penalties that may be imposed, and such fines or penalties could be significant.

For information about certain risks related to current and potential legal proceedings, see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks.” Please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA, the SEC Judgment and the Dutch Settlement Agreement, which may be significant” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We could be subject to criminal prosecution or civil sanction if we breach the DPA with the DOJ, the SEC Judgment or Dutch Settlement Agreement, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation.”

A.8. Policy on Dividend Distributions

In February 2017, our supervisory board approved a dividend policy pursuant to which for the financial year ending December 31, 2016, we intend to pay a dividend in the aggregate amount of US$23 cents per share, comprised of US$3.5 cents per share paid as an interim dividend in December 2016 and US$19.5 cents per share, with a record date of March 30, 2017 and which is intended to be paid on April 12, 2017. The record date for our shareholders entitled to receive the final dividend payment has been set for March 30, 2017. We will make appropriate tax withholdings of up to 15% when the dividend is paid to our share depositary, The Bank of New York Mellon. Thereafter, we are committed to paying a sustainable and progressive dividend based on the evolution of the our equity free cash flow. Equity free cash flow shall be defined as net cash flow from operating activities less net cash used in investing activities, as reported in our consolidated financial statements.

The precise amount and timing of dividends for a particular year is subject to the approval of our supervisory board and compliance with the Companies Act and other applicable law.

Pursuant to Bermuda law, we are prohibited from declaring or paying a dividend if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due, or (b) the realizable value of our assets would, as a result of the dividend, be less than our liabilities. The supervisory board may, subject to our bye-laws and in accordance with the Companies Act, declare a dividend to be paid to the shareholders holding shares entitled to receive dividends, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in shares or other assets, including through the issuance of our shares or other securities, in which case the supervisory board may fix the value for distribution in specie of any assets, shares or securities. We are not required to pay interest on any unpaid dividend. In accordance with our bye-laws, dividends may be declared and paid in proportion to the amount paid up on each share. The holders of common shares are entitled to dividends if the payment of dividends is approved by the supervisory board. Convertible preferred shares, when and if issued, have no entitlement to dividends.

We cannot assure you we will continue to pay dividends on our common shares and ADSs in the future and any decision by VEON Ltd. not to pay dividends or to reduce dividend payments in the future could adversely affect the value of our common shares or ADSs. For more information regarding certain risks involved in connection with the recommendation and payment of dividends, please see “Item 10—Additional Information—B. Memorandum and Articles of Association—Dividends and Dividend Rights,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—As a holding company, VEON Ltd. depends on the ability of its subsidiaries to pay dividends and therefore on the performance of its subsidiaries, and is affected by changes in exchange controls and currency restrictions in the countries in which its subsidiaries operate” and “Item 3—Key Information—D. Risk Factors—Risks Related to the Ownership of Our ADSs—Various factors may hinder the declaration and payment of dividends.”

B.	Significant Changes

Other than as disclosed in this Annual Report on Form 20-F, there have not been any significant changes since the date of the audited consolidated financial statements included as part of this Annual Report on Form 20-F.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

A.4. Price History

The following table sets out, for the periods indicated, the reported high and low market quotations for our ADSs on the New York Stock Exchange for periods prior to September 10, 2013, when we switched the listing of our ADSs to the NASDAQ Global Select Market. Subsequent periods are based on NASDAQ Global Select Market quotations. Each of our ADSs represents one of our common shares.

	High		Low
Monthly
September 2016	US$	3.25	US$	3.33
October 2016	US$	3.51	US$	3.14
November 2016	US$	3.47	US$	3.23
December 2016	US$	3.98	US$	3.39
January 2017	US$	4.28	US$	3.93
February 2017	US$	4.39	US$	3.98
Quarterly
First Quarter 2015	US$	5.61	US$	3.43
Second Quarter 2015	US$	6.37	US$	4.95
Third Quarter 2015	US$	5.97	US$	4.09
Fourth Quarter 2015	US$	4.30	US$	3.01
First Quarter 2016	US$	4.26	US$	2.90
Second Quarter 2016	US$	4.22	US$	3.35
Third Quarter 2016	US$	4.48	US$	3.33
Fourth Quarter 2016	US$	3.98	US$	3.14
Annually
2012	US$	12.50	US$	7.23
2013	US$	14.55	US$	9.65
2014	US$	12.80	US$	3.29
2015	US$	6.37	US$	3.01
2016	US$	4.48	US$	2.90

B.	Plan of Distribution

Not required.

C.	Markets

Our ADSs are listed and traded on NASDAQ Global Select Market under the symbol “VEON.” NASDAQ Global Select Market is the principal trading market for the ADSs.

D.	Selling Shareholders

Not required.

E.	Dilution

Not required.

F.	Expenses of the Issue

Not required.

ITEM 10.	Additional Information

A.	Share Capital

Not required.

B. Memorandum and Articles of Association

We describe below the material provisions of our memorandum of association and bye-laws, certain provisions of Bermuda law relating to our organization and operation, and some of the terms of our share rights based on provisions of our memorandum of association, our current bye-laws, applicable Bermuda law and certain agreements relating to our shares. Although we believe that we have summarized the material terms of our memorandum of association and bye-laws, Bermuda legal requirements and our share capital, this summary is not complete and is qualified in its entirety by reference to our memorandum of association, our bye-laws and applicable Bermuda law. All references to our bye-laws herein, unless otherwise noted, are to Section B of our bye-laws, which were originally approved on April 20, 2010 by our shareholders and which were amended and again approved by our shareholders on September 25, 2013, and on March 30, 2017.

The affirmative vote of at least 75.0% of the shares voted at a shareholders meeting is required to approve amendments to our bye-laws.

General

VEON Ltd. is an exempted company limited by shares registered under the Companies Act on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. Our registration number with the Registrar of Companies in Bermuda is 43271. As set forth in paragraph 6 of our memorandum of association, VEON Ltd. was formed with unrestricted business objects. We are registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations.

Our bye-laws are split into two distinct sub-sets: Section A and Section B. Section A of our bye-laws were in effect until the October 4, 2009 shareholders agreement among VEON Ltd., Altimo Coöperatief U.A. and Telenor East Holding II AS in relation to VEON Ltd. (the “VEON Shareholders Agreement”) terminated on December 10, 2011. Termination of the VEON Shareholders Agreement caused Section B of our bye-laws to automatically come into force to the exclusion of Section A of our bye-laws. References to our bye-laws in the following sections of this Item 10 are to Section B of our bye-laws.

Issued Share Capital

As at December 31, 2016, the authorized share capital was divided into 2,759,171,830 common shares, par value US$0.001, and 305,000,000 convertible preferred shares, par value US$0.001, of which 1,756,731,135 common shares were issued and outstanding and zero convertible preferred shares were issued and outstanding. All issued and outstanding shares are fully paid.

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

•

receive dividends approved by the supervisory board (any dividend or other moneys payable in respect of a share which has remained unclaimed for seven years from the date when it became due for payment shall, if the supervisory board so resolves, be forfeited and cease to remain owing by VEON Ltd.);

•	in the event of our liquidation, receive a pro rata share of our surplus assets; and

•	exercise any other rights of a common shareholder set forth in our bye-laws and Bermuda law.

Convertible Preferred Shares

Except for treasury shares, each fully paid convertible preferred share, when and if issued, entitles its holder to:

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

As of the date of this Annual Report on Form 20-F, we have zero convertible preferred shares issued and outstanding. There are no sinking fund provisions attached to any of our shares. Holders of fully paid shares have no further liability to VEON Ltd. for capital calls.

All rights of any share of any class held in treasury are suspended and may not be exercised while the share is held by VEON Ltd. in treasury.

Shareholders’ Meetings

Shareholders’ meetings are convened and held in accordance with our bye-laws and Bermuda law. Registered holders of shares as of the record date for the shareholder meeting may attend and vote.

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

Quorum

Subject to the Companies Act and our bye-laws, at any general meeting, two or more persons present in person at the start of the meeting and having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50.0% plus one share of our total issued and outstanding shares at the relevant time will form a quorum for the transaction of business.

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

•

loans to any director, which require a resolution to be passed by shareholders representing not less than 90.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution; and

•

the discontinuation of VEON Ltd. to a jurisdiction outside Bermuda, which requires a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution.

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

Voting Rights of Common Shares

The holders of common shares, subject to the provisions of our bye-laws, are entitled to one vote per common share, except where cumulative voting applies when electing directors.

Voting Rights of Convertible Preferred Shares

The provisions of our bye-laws entitle the holders of convertible preferred shares (if and when issued) to one vote per convertible preferred share, voting together with the common shares as a single class, except where cumulative voting applies when electing directors.

Transfer Restrictions

For such time as all of our shares are fully paid and listed on NASDAQ (or another appointed exchange, as determined from time to time by the Bermuda Monetary Authority), there are no Bermuda law transfer restrictions applicable to the shares. Were any of our shares to not be fully paid, our bye-laws permit the supervisory board to decline to register a transfer. At such time as our shares cease to be listed on NASDAQ (or another appointed exchange, as determined from time to time by the Bermuda Monetary Authority), the Bermuda Exchange Control Act 1972 and associated regulations require that the prior consent of the Bermuda Monetary Authority be obtained for any transfers of shares.

Foreign Shareholders

Our bye-laws have no requirements or restrictions with respect to foreign ownership of our shares.

Supervisory Board and Management Board

VEON Ltd. is governed by our supervisory board currently consisting of nine directors.

The supervisory board generally delegates day-to-day management of our company to the management board which sub-delegates management to the CEO, subject to certain material business decisions that are reserved to the supervisory board. The management board consists of the CEO and other senior executives. The CEO has exclusive authority to identify and recommend our senior executives to the supervisory board for the supervisory board’s ratification.

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

The supervisory board has the power to borrow on VEON Ltd.’s behalf and delegates that authority to the management board, subject to the restrictions set forth in our bye-laws, which require that financing transactions, incurrence of indebtedness, guarantee or provision of security in excess of US$300 million still require the approval of the supervisory board.

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

In accordance with our bye-laws, dividends may be declared and paid in proportion to the amount paid up on each share. The holders of common shares are entitled to dividends if the payment of dividends is approved by the supervisory board. Convertible preferred shares (if and when issued) have no entitlement to dividends.

Dividends unclaimed for a period of seven years from the date of payment may be forfeited.

Our bye-laws and Bermuda law do not provide for pre-emptive rights of shareholders in respect of new shares issued by us.

There is no statutory regulation of the conduct of takeover offers and transactions under Bermuda law. However, our bye-laws provide that any person who, individually or together with any of its affiliates or any other members of a group, acquires beneficial ownership of any shares which, taken together with shares already beneficially owned by it or any of its affiliates or its group, in any manner, carry 50.0% or more of the voting rights of our issued and outstanding shares, must, within 30 days of acquiring such shares, make a general offer to all holders of shares to purchase their shares.

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

Liquidation Rights

If VEON Ltd. is wound up, the liquidator may, with the sanction of a resolution of the shareholders, divide among the shareholders in specie or in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may, with the same sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator thinks fit, but so that no shareholder may be compelled to accept any shares or other securities or assets on which there is any liability.

The holders of common shares, in the event of our winding-up or dissolution, are entitled to our surplus assets in respect of their holdings of common shares, pari passu and pro rata to the number of common shares held by each of them. Convertible preferred shares (if and when issued) do not entitle the holders thereof to any payment or distribution of surplus assets in the event of our winding-up or dissolution.

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

The Contribution and Framework Agreement, dated as of August 6, 2015, as amended, by and among VEON Ltd., VimpelCom Amsterdam B.V., Hutchison, Hutchison Europe Telecommunications S.à r.l. and Hutchison 3G Italy Investments S.à r.l., sets out the terms on which the parties will form the equal joint venture holding company to own and operate their telecommunication businesses in Italy. A copy of this agreement is included as Exhibit 4.4, to this Annual Report on Form 20-F.

The Shareholders’ Deed, dated as of August 6, 2015, as amended, by and among Hutchison 3G Italy Investments S.à r.l., VimpelCom Luxembourg Holdings S.à r.l., Hutchison Europe Telecommunications S.à r.l., VEON Ltd. and Hutchison, sets out the terms on which Hutchison 3G Italy Investments S.à r.l. and its subsidiaries are owned, controlled, managed and financed following the completion of the Italy Joint Venture. A copy of this agreement is included as Exhibit 4.5, to this Annual Report on Form 20-F. For more information regarding these agreements and the Italy Joint Venture, see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Italy Joint Venture.”

The FinCo Shareholders’ Deed, dated as of November 5, 2016, by and among VIP-CKH Ireland Limited, VimpelCom Luxembourg Holdings S.à r.l., Hutchison Europe Telecommunications S.à r.l., VEON Ltd. and Hutchison, sets out the terms on which VIP-CKH Ireland Limited is owned, controlled, managed and financed following the completion of the Italy Joint Venture. A copy of this agreement is included as Exhibit 4.6 to this Annual Report on Form 20-F. For more information regarding the Italy Joint Venture, see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Italy Joint Venture.”

D.	Exchange Controls

We have been designated by the Bermuda Monetary Authority as non-resident of Bermuda for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States or other non-Bermuda residents who are holders of our common shares.

For the purposes of Bermuda exchange control regulations, for such time as our ADSs remain listed on an appointed stock exchange (which includes the NASDAQ Global Select Market), there are no limitations on the issue and free transferability of our common shares or our ADSs representing common shares to and between non-residents of Bermuda for exchange control purposes. Certain issues and transfers of shares involving persons deemed resident in Bermuda for exchange control purposes may require the specific prior consent of the Bermuda Monetary Authority.

E.	Taxation

United States Federal Income Tax Considerations

The following summary describes certain material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our ADSs or common shares. This summary applies only to U.S. Holders that hold the ADSs or common shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and that have the U.S. dollar as their functional currency.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and, in some cases, proposed U.S. Treasury regulations, as well as judicial and administrative interpretations thereof, all as of the date of this Annual Report. All of the foregoing authorities are subject to change or differing interpretation, which change or differing interpretation could apply retroactively and could affect the tax consequences described below. The statements in this Annual Report are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	certain U.S. expatriates;

•	persons holding our ADSs or common shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own, or are treated as owning, 10% or more of our voting stock;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or common shares through partnerships or other pass-through entities

U.S. Holders of our ADSs or common shares are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local and non-U.S. tax consequences to them of the purchase, ownership and disposition of our ADSs or common shares.

As used herein, the term “U.S. Holder” means a beneficial owner of our ADSs or common shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner (or other owner) in an entity treated as a partnership for U.S. federal income tax purposes that holds our ADSs or common shares generally will depend on such partner’s (or other owner’s) status and the activities of the partnership. A U.S. Holder that is a partner (or other owner) in such a partnership should consult its tax advisor.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the common shares represented by the ADS. As a result, no gain or loss will generally be recognized upon an exchange of ADSs for common shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the creditabilities of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and us if as a result of such actions the holder of an ADS is not properly treated as the beneficial owner of underlying common shares.

Dividends and Other Distributions

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ADSs or common shares (including the amount of non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received (or deemed received), but only to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations.

Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are neither a passive foreign investment company (as discussed below) nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Under IRS authority, common shares, or ADSs representing such shares, generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our ADSs are. However, based on existing guidance, it is not entirely clear whether any dividends you receive with respect to the common shares will be taxed as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange for trading purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or common shares.

The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received by the depositary, in the case of ADSs, or by you, in the case of common shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. Any further gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount will be U.S. source ordinary income or loss.

The dividends will generally be foreign source and considered “passive category” income, and non-U.S. taxes withheld therefrom, if any, may be creditable against the U.S. Holder’s U.S. federal income tax liability, subject to applicable limitations. If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of the ADSs or Common Shares

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of the ADSs or common shares, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs or common shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or common shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of the ADSs or common shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

If the consideration received upon the sale or other disposition of the ADSs or common shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the sale or other disposition. A U.S. Holder may realize additional gain or loss upon the subsequent sale or disposition of such currency, which will generally be treated as U.S. source ordinary income or loss. If the ADSs or common shares, as applicable, are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such holder will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If the ADSs or common shares, as applicable, are not treated as traded on an established securities market, or the relevant U.S. Holder is an accrual basis taxpayer that does not elect to determine the amount realized using the spot rate on the settlement date, such U.S. Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition (as determined above) and the U.S. dollar value of the currency received translated at the spot rate on the settlement date.

A U.S. Holder’s initial tax basis in the ADSs or common shares generally will equal the cost of such ADSs or common shares, as applicable. If a U.S. Holder used foreign currency to purchase the ADSs or common shares, the cost of the ADSs or common shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If the ADSs or common shares, as applicable, are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such ADSs or common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Passive Foreign Investment Company Rules

We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (1) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ADSs or common shares, we would continue to be treated as a PFIC with respect to such investment unless (1) we cease to be a PFIC and (2) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a PFIC with respect to our most recently closed taxable year. This is a factual determination, however, that must be made annually after the close of each taxable year and is subject to uncertainty in several respects. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are considered a PFIC at any time that a U.S. Holder holds our ADSs or common shares, any gain recognized by the U.S. Holder on a sale or other disposition of our ADSs or common shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for our ADSs or common shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its ADSs or common shares exceeds 125% of the average of the annual distributions on our ADSs or common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our ADSs or common shares if VEON Ltd. is considered a PFIC.

If VEON Ltd. is considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our ADSs or common shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs or common shares and proceeds from the sale, exchange or redemption of our ADSs or common shares may be subject to information reporting to the IRS and possible U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct U.S. federal taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

Certain U.S. Holders who are individuals and certain entities may be required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) or otherwise report information relating to an interest in ADSs or common shares, subject to certain exceptions (including an exception for ADSs or common shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of our ADSs or common shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ADSS OR COMMON SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

Material Bermuda Tax Considerations

Under current Bermuda law, we are not subject to tax in Bermuda on our income or capital gains.

Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on any income or gains, that tax will not be applicable to us until March 31, 2035. This undertaking does not, however, prevent the imposition of any tax or duty on persons ordinarily resident in Bermuda or any property tax on property interests we may have in Bermuda. We pay an annual government fee in Bermuda based on our authorized share capital and share premium. The annual government fee applicable to us is currently US$8,360.

Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of our common shares or on any payments in respect of our common shares (except, in certain circumstances, to persons ordinarily resident in Bermuda).

Dutch Tax Considerations

This summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of our ADSs or our common shares and does not purport to describe every aspect of taxation that may be relevant to a particular holder. Tax matters are complex, and the tax consequences of the acquisition, ownership and disposal to a particular holder of ADSs or common shares will depend in part on such holder’s circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the acquisition, ownership and disposal to you, including the applicability and effect of Dutch tax laws.

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this summary the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary assumes that VEON Ltd. is organized, and that its business will be conducted, in the manner outlined in this Annual Report and Form 20-F. A change to such organizational structure or to the manner in which VEON Ltd. conducts its business may invalidate the contents of this summary, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Annual Report and Form 20-F. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

The summary in this Dutch tax considerations paragraph does not address your Dutch tax consequences if you are a holder of ADSs or common shares who:

(i)	may be deemed an owner of ADSs or common shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

(ii)	is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from ADSs or common shares;

(iii)	is an investment institution as defined in the Dutch Corporation Tax Act 1969;

(iv)	owns ADSs or common shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role; or

(v)	has a substantial interest in VEON Ltd. or a deemed substantial interest in VEON Ltd. for Dutch tax purposes. Generally, you hold a substantial interest if (a) you – either alone or, in the case of an individual, together with your partner or any of your relatives by blood or by marriage in the direct line (including foster-children) or of those of your partner for Dutch tax purposes – own or are deemed to own, directly or indirectly, ADSs or common shares representing 5.0% or more of the shares or of any class of shares of VEON Ltd., or rights to acquire, directly or indirectly, ADSs or common shares representing such an interest in the shares of VEON Ltd. or profit participating certificates relating to 5.0% or more of the annual profits or to 5.0% or more of the liquidation proceeds of VEON Ltd., or (b) your ADSs or common shares, rights to acquire ADSs or common shares or profit participating certificates in VEON Ltd. are held by you following the application of a non-recognition provision.

Taxes on income and capital gains

Non-resident individuals

If you are an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, you will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with your ADSs or common shares, except if:

(i)	you derive profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and your ADSs or common shares are attributable to such permanent establishment or permanent representative; or

(ii)	you derive benefits or are deemed to derive benefits from or in connection with ADSs or common shares that are taxable as benefits from miscellaneous activities performed in the Netherlands.

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

General

If you are neither resident nor deemed to be resident in the Netherlands, you will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of the execution and/or enforcement of the documents relating to the issue of ADSs or the performance by VEON Ltd. of its obligations under such documents or under the ADSs.

Dividend withholding tax

General

VEON Ltd. is generally required to withhold Dutch dividend withholding tax at a rate of 15.0% from dividends distributed by VEON Ltd., subject to possible relief under Dutch domestic law, the Treaty on the Functioning of the European Union or an applicable Dutch income tax treaty depending on a particular holder of ADSs’ or common shares individual circumstances.

The concept “dividends distributed by VEON Ltd.” as used in this Dutch tax considerations paragraph includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of repurchase or redemption of ADSs or common shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•

the par value of ADSs or common shares issued by VEON Ltd.to a holder of its ADSs or common shares or an increase of the par value of ADSs or common shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) VEON Ltd.’s shareholders have resolved in advance to make such repayment and (b) the par value of the ADSs or common shares concerned has been reduced by an equal amount by way of an amendment to its memorandum of association.

Gift and inheritance taxes

No Dutch gift tax or Dutch inheritance tax will arise with respect to an acquisition or deemed acquisition of ADSs or common shares by way of gift by, or upon the death of, a holder of ADSs or common shares who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift whilst not being a resident nor being a deemed resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of ADSs or common shares becomes a resident or a deemed resident in the Netherlands and dies within 180 days after the date of the gift.

For purposes of Dutch gift tax and Dutch inheritance tax, a gift of ADSs or common shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

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

As of December 31, 2016 and 2015, the largest currency exposure risks for the group were in relation to the Russian ruble, the euro, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia, the Kazakh tenge and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine and Uzbekistan and the Italy Joint Venture’s cash flows from operating activities are denominated in these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

We hold approximately 52% of our readily available cash (in U.S. dollars) at the group level in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and other currencies to manage part of this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia, Kazakh tenge or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Fluctuations in the value of the Russian ruble, euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia, Kazakh tenge or Uzbek som against the U.S. dollar could adversely affect VEON Ltd.’s financial condition and results of operations due to potential revaluation of U.S. dollar denominated indebtedness affecting net income through foreign exchange gain/loss.

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

The following table summarizes information, as of December 31, 2016, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, primarily represented by foreign currency denominated debt obligations:

	Aggregate nominal amount of total debt denominated in foreign currency outstanding as of December 31,					More than 5 years	Fair Value as of December 31, 2016
	2017	2018	2019	2020	2021
Total debt:
Fixed Rate (US$)	1,639	1,090	726	652	1	—	1,830
Average interest rate	7.8%	7.4%	7.3%	7.7%	0.0%	—
Fixed Rate (RUB)	198	—	—	—	—	—	196
Average interest rate	9.0%	—	—	—	—	—
Fixed Rate (other currencies)	27	27	19	11	—	—	21
Average interest rate	5.7%	5.7%	5.7%	5.7%	—	—
Variable Rate (US$)	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Variable Rate (other currencies)	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
	1,864	1,116	745	663	1	—	2,047

In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

As of December 31, 2016, the variable interest rate risk on the financing of our group was limited as 81% of the group’s total debt was fixed rate debt.

For more information on our market risks and financial risk management for derivatives and other financial instruments, see Notes 5 and 18 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

ITEM 12.	Description of Securities other than Equity Securities

A.	Debt Securities

Not required.

B.	Warrants and Rights

Not required.

C.	Other Securities

Not required.

D.	American Depositary Shares

D.3.	Fees paid by our ADS holders

The Bank of New York Mellon is the depositary for our ADSs. Our depositary collects its fees for delivery and surrender of ADSs directly from investors (or their intermediaries) depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by billing investors or by charging the book-entry system accounts of participants acting for them. According to our deposit agreement with our depositary, dated March 26, 2010 (the “Deposit Agreement”), holders of our ADSs may have to pay our depositary, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

For:	Persons depositing or withdrawing shares or ADS holders must pay to the depositary:
Issuance of ADRs, including issuances resulting from a distribution of our shares or rights or other property	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Any cash distribution to ADS holders	US$0.02 (or less) per ADS

Depositary service	US$0.02 (or less) per ADS per calendar year

Distribution of securities distributed to holders of deposited securities that are distributed to ADS holders	A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for ADS issuance

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when a shareholder deposits or withdraws shares	Registration or transfer fees

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary

Converting foreign currency to U.S. dollars	Expenses of the depositary

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the ADS depositary or its agents for servicing the deposited securities	As necessary

D.4.	Fees Payable by the Depositary to Us

Our depositary has agreed to reimburse us or pay us for:

•

certain maintenance costs for the ADS program, including expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls; and

•	certain investor relationship programs or special investor relations promotional activities.

In certain instances, our depositary has agreed to provide additional payments to us based on changes in certain conditions relating to the ADS facility and to waive certain fees and expenses.

From January 1, 2016 to December 31, 2016, the depositary reimbursed us or paid on our behalf approximately US$2.51 million for investor relationship programs or special investor relations promotional activities.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

An evaluation was carried out under the supervision of and with the participation of our management, including our Chief Executive Officer, or “CEO,” and Chief Financial Officer, or “CFO,” of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. These disclosure controls and procedures include our Disclosure Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure Review Committee also provides an additional verification of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation, our CEO and CFO have concluded that as of December 31, 2016, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of VEON Ltd.’s published consolidated financial statements under generally accepted accounting principles.

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

Our management has assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2016. In making its assessment, our management has utilized the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the

Treadway Commission and the Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act.

As a result of management’s assessment of our internal control over financial reporting as of December 31, 2016, management concluded that our internal control over financial reporting was effective.

(c) Attestation report Independent Registered Public Accounting Firm

PricewaterhouseCoopers Accountants N.V. (“PwC”), VEON Ltd.’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of VEON Ltd.’s internal controls over financial reporting as of December 31, 2016, a copy of which appears in Item 18.

(d) Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T.	Controls and Procedures

Not required.

ITEM 16.	[Reserved]

ITEM 16A.	Audit Committee Financial Expert

The supervisory board has determined that Jørn P. Jensen, a member of our audit committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Mr. Jensen is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Mr. Jensen’s experience, please see “Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management—Supervisory Board—Jørn P. Jensen.”

ITEM 16B.	Code of Ethics

Our group-wide Code of Conduct applies to all of VEON’s employees, officers and directors, including its principal executive officer, principal financial officer, and principal accounting officer. The Code of Conduct includes a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, that provides group-wide standards designed primarily to deter wrongdoing and promote honest and ethical conduct, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of violations and accountability for adherence to the code. Our Code of Conduct is available on our website at http://www.veon.com (information appearing on the website is not incorporated by reference into this annual report). We will disclose any amendment to the provisions of such code of ethics or any waiver, including any implicit waiver that our supervisory board may grant on our website at the same address.

ITEM 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers Accountants N.V. have served as our independent public accountants for the fiscal years ended December 31, 2016 and December 31, 2015, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Accountants N.V. and their member firms in 2016 and 2015.

	Year ended December 31,
	2016	2015
	(in millions of U.S. dollars)
Audit Fees	10.3	9.7
Audit-Related Fees	0.7	1.0
Tax Fees	0.3	0.2
All Other Fees	0.2	0.1

Total	11.5	11.0

Audit Fees

Audit Fees mainly consisted of fees for the audit of the consolidated financial statements as of and for the years ended December 31, 2016 and 2015, the review of quarterly consolidated financial statements and services provided in connection with regulatory and statutory filings, including comfort letters, consents and Sarbanes-Oxley Section 404 attestation services.

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

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required VEON Ltd. to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, VEON Ltd.’s audit committee pre-approves the engagement terms and fees of VEON Ltd.’s independent public accountant for audit and non-audit services, including tax services. VEON Ltd.’s audit committee pre-approved the engagement terms and fees of PricewaterhouseCoopers Accountants N.V. and its affiliates for all services performed for the fiscal year ended December 31, 2016.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.	Change in Registrant’s Certifying Accountant

None.

ITEM 16G.	Corporate Governance

We comply with the corporate governance rules applicable to foreign private issuers listed on the NASDAQ Global Select Market.

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

Disclosure of Third Party Director and Nominee Compensation

NASDAQ listing rule 5250(b)(3) provides that each U.S. company listed on NASDAQ must disclose the material terms of all agreements and arrangements between any director or nominee for director, and any person or entity other than the company, relating to compensation or other payment in connection with such person’s candidacy or service as a director of the company. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement, and some of our directors have agreements with persons or entities other than the company.

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

Executive Sessions

NASDAQ listing rule 5605(b)(2) requires that the independent directors, as defined in the NASDAQ rules, of a U.S. company listed on the NASDAQ Global Select Market meet at regularly scheduled executive sessions at which only such independent directors are present. Bermuda law does not impose any such requirement on VEON Ltd. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement and our internal corporate governance rules and procedures do not currently require independent directors to meet at regularly scheduled executive sessions.

Our board does not, however, include any members of our management, and, from time to time, the board has requested that management not be present for portions of board meetings in order to allow the board to serve as a more effective check on management.

Independent Director Oversight of Director Nominations

NASDAQ rule 5605(e)(1) requires that director nominees of U.S. listed companies are selected, or recommended for the board’s selection, either by (1) a majority of the board’s independent directors, as defined in the NASDAQ rules, in a vote in which only such independent directors participate or (2) a nominations committee composed solely of independent directors, as defined in the NASDAQ rules. Bermuda law does not impose any such requirement on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement regarding independent director oversight of director nominations. Our nominating and corporate governance committee is responsible for identifying and selecting candidates to serve as directors, but it is not composed solely of independent directors, as defined in the NASDAQ rules.

Compensation Committee

NASDAQ rule 5605(d)(2) requires that U.S. listed companies have a compensation committee with at least two members and composed entirely of independent directors, as defined in the NASDAQ rules. In addition, the NASDAQ rules require a U.S. listed company’s compensation committee to have a charter that meets the requirements of rule 5605(d)(1) and the responsibilities and authorities listed in rule 5605(d)(3). Bermuda law does not impose any such requirements on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirements described in this paragraph. However, our supervisory board has established a compensation committee, which currently comprises three directors and acts in an advisory capacity to our supervisory board with respect to compensation issues. The compensation committee is responsible for approving the compensation of the directors, officers and employees of VEON Ltd. and its subsidiaries, our employee benefit plans, any equity compensation plans of VEON Ltd. and its subsidiaries, and any contract relating to a director, officer or shareholder of VEON Ltd or any of our subsidiaries or their respective family members or affiliates.

We do not have a compensation committee composed solely of independent directors (as defined under the NASDAQ listing rules) because our internal corporate governance rules do not require us to have independent directors (as defined under NASDAQ rules). We believe the structure and responsibilities of our compensation committee are adequate to ensure that appropriate incentives are in place for our officers and employees, and the current members of our compensation committee are not officers or employees of VEON Ltd.

Audit Committee

NASDAQ rule 5605(c)(2)(A) requires that U.S. listed companies have an audit committee composed of at least three members, each of whom is an independent director, as defined in the NASDAQ rules. Bermuda law does not impose any such requirement on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement to have an audit committee with at least three members. However, our audit committee currently comprises three directors, all of whom meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act. The audit committee is primarily responsible for the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors.

Equity Compensation Plans

NASDAQ rule 5635(c) requires that U.S. listed companies give shareholders an opportunity to vote on all stock option or other equity compensation plans and material amendments thereto (with specific exceptions). Bermuda law does not impose any such requirement on VEON Ltd. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement, and no equity compensation plans have been submitted for approval by our shareholders.

ITEM 16H	Mine Safety Disclosure

Not required.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of this Item.

ITEM 18.	Financial Statements

ITEM 19.	Exhibits

List of Exhibits.

		Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith

1.1	Bye-laws of VEON Ltd. adopted on April 20, 2010 and Amended and Restated on March 30, 2017					*

1.2	Certificate of Incorporation, as amended, and Memorandum of Association					*

2.1	Form of Deposit Agreement (common shares) between VimpelCom Ltd. and The Bank of New York Mellon, as depositary	F-4	333-164770	4.1	2/8/2010

2.2	Registration Rights Agreement, dated as October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS	F-4	333-164770	2.3	2/8/2010

2.3	Assignment, Assumption and Amendment Agreement to the Registration Rights Agreement, dated as of November 27, 2013, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS, Telenor East Invest AS and Telenor East Holding II AS	13D	005-85442	99.1	12/5/2013

2.4	Assignment, Assumption and Second Amendment Agreement to the Registration Rights Agreement, dated as of September 21, 2016, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Letterone Investment Holdings S.A., L1T VIP Holdings S.à r.l., Telenor Mobile Communications AS and Telenor East Holding II AS	6-K	001-34694	4.1	26/9/2016

2.5	Registration Rights Agreement, dated as of September 21, 2016, by and among VimpelCom Ltd., Telenor East Holding and Morgan Stanley & Co. International plc, J.P. Morgan Securities plc, Citigroup Global Markets Limited and Credit Suisse Securities (Europe) Limited	6-K	001-34694	4.1	22/9/2016

Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith

2.6	Multicurrency Term and Revolving Facilities Agreement, dated as of February 16, 2017, by and among, inter alios, VimpelCom Holdings B.V. and Citibank Europe plc, UK Branch					*

4.1	Form of Indemnification Agreement	20-F	001-34694	4.5	6/30/2011

4.2	Executive Investment Plan	S-8	333-180368	4.3	3/27/2012

4.3	Director Investment Plan	S-8	333-183294	4.3	8/14/2012

4.4	Amendment and Restatement Deed relating to the Contribution and Framework Agreement, dated as of November 4, 2016, by and among VimpelCom Amsterdam B.V., VimpelCom Ltd., Hutchison Europe Telecommunications S.à r.l., CK Hutchison Holdings Limited and Hutchison 3G Italy Investments S.à r.l.(1)					*

4.5	Amendment and Restatement Deed relating to Shareholders’ Deed, dated as of November 4, 2016, by and among Hutchison 3G Italy Investments S.à r.l., VimpelCom Luxembourg Holdings S.à r.l., Hutchison Europe Telecommunications S.à r.l., VimpelCom Ltd. and CK Hutchison Holdings Limited					*

4.6	FINCO Shareholders’ Deed, dated as of November 5, 2016, by and among VIP-CKH Ireland Limited, VimpelCom Luxembourg Holdings S.à r.l, Hutchison Europe Telecommunications S.à r.l, VimpelCom Ltd and CK Hutchison Holdings Limited					*

8	List of Subsidiaries					*

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350					*

15.1	Consent of PricewaterhouseCoopers Accountants N.V.					*

99.1	Glossary of Telecommunications Terms					*

99.2	Regulation of Telecommunications					*

(1)	Confidential treatment has been granted for certain confidential portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. In accordance with Rule 24b-2, these confidential portions have been omitted from this exhibit and furnished separately to the Securities and Exchange Commission.

VEON Ltd. has not filed as exhibits instruments relating to long-term debt, under which the total amount of securities authorized does not exceed 10% of the total assets of VEON Ltd. and its subsidiaries on a consolidated basis. VEON Ltd. agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

VEON LTD.

By:	/s/ Jean-Yves Charlier
Name:	Jean-Yves Charlier
Title:	Chief Executive Officer

Date:	April 3, 2017

Consolidated financial statements

VEON Ltd.

(formerly VimpelCom Ltd.)

As at December 31, 2016 and 2015 and

For the three years ended

December 31, 2016

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of VEON Ltd. (formerly VimpelCom Ltd.) (“the Company”)

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of VEON Ltd. and its subsidiaries at 31 December 2016 and 31 December 2015, and the result of their operations and their cash flows for each of the three years in the period ended 31 December 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United Stated). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts an disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions an dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with the authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Amsterdam, 3 April 2017

PricewaterhouseCoopers Accountants N.V.

/s/ F.P. Izeboud RA, CPA

F.P. Izeboud RA, CPA

VEON Ltd.

Consolidated income statement

for the years ended December 31

	Note	2016	2015	2014
(In millions of U.S. dollars, except amounts per share)
Service revenues**		8,553	9,313	13,200
Sale of equipment and accessories		184	190	218
Other revenues / other income		148	103	68

Total operating revenues	8	8,885	9,606	13,486

Service costs**		1,769	1,937	2,931
Cost of equipment and accessories		216	231	252
Selling, general and administrative expenses*	9	3,668	4,563	4,743
Depreciation	16	1,439	1,550	1,996
Amortization	17	497	517	647
Impairment loss	10	192	245	976
Loss on disposals of non-current assets		20	39	68

Total operating expenses		7,801	9,082	11,613

Operating profit		1,084	524	1,873

Finance costs		830	829	1,077
Finance income		(69)	(52)	(52)
Other non-operating losses / (gains)	14	82	42	(121)
Share of (profit) / loss of associates and joint ventures accounted for using the equity method	13	(48)	(14)	38
Impairment of associates and joint ventures accounted for using the equity method	13	99	—	—
Net foreign exchange (gain) / loss		(157)	314	556

Profit / (loss) before tax		347	(595)	375

Income tax expense	11	635	220	598

Loss for the period from continuing operations		(288)	(815)	(223)

Profit / (loss) after tax for the period from discontinued operations	6	920	262	(680)
Gain on disposal of discontinued operations, net of tax	6	1,788	—	—

Profit / (loss) for the period from discontinued operations		2,708	262	(680)

Profit / (loss) for the period		2,420	(553)	(903)

Attributable to:
The owners of the parent (continuing operations)		(380)	(917)	33
The owners of the parent (discontinued operations)		2,708	262	(680)
Non-controlling interest	12	92	102	(256)

		2,420	(553)	(903)

Earnings / (loss) per share from continued operations
Basic and diluted, (loss) / profit for the period attributable to ordinary equity holders of the parent	15	($0.22)	($0.52)	$0.02
Earnings / (loss) per share from discontinued operations
Basic and diluted, profit / (loss) for the period attributable to ordinary equity holders of the parent	15	$1.55	$0.15	($0.39)
Total earnings / loss per share
Basic and diluted, profit / (loss) for the period attributable to ordinary equity holders of the parent		$1.33	($0.37)	($0.37)

*	Expenses have been presented based on the nature of the expense in the consolidated income statement other than Selling, general and administrative expenses, which has been presented based on the function of the expense.
**	Certain comparative amounts have been reclassified to conform to the current period presentation (Note 8).

Amounts for 2014 have been re-presented to reflect the reclassification of Italy as discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

VEON Ltd.

Consolidated statement of comprehensive income

for the years ended December 31

	Note	2016	2015	2014
(In millions of U.S. dollars)
Profit / (loss) for the period		2,420	(553)	(903)

Other comprehensive income
Items that may be reclassified to profit or loss
Net movement on cash flow hedges (net of tax of US$5, US$5 and US$5 for 2016, 2015 and 2014 respectively)	18	7	13	145
Foreign currency translation	23	85	(1,836)	(4,228)
Other		6	31	5
Items reclassified to profit or loss
Reclassification of accumulated foreign currency translation reserve to profit or loss on disposal of discontinued operation (net of tax US$0)	6	(259)	—	—
Reclassification of accumulated cash flow hedge reserve to profit or loss on disposal of discontinued operation (net of tax of US$7)	6	53	—	—

Other comprehensive loss for the period, net of tax		(108)	(1,792)	(4,078)

Total comprehensive profit / (loss) for the period		2,312	(2,345)	(4,981)

Attributable to:
The owners of the parent		2,233	(1,727)	(4,633)
Non-controlling interests		79	(618)	(348)

		2,312	(2,345)	(4,981)

The accompanying notes are an integral part of these consolidated financial statements.

VEON Ltd.

Consolidated statement of financial position

as at December 31

	Note	2016	2015
(In millions of U.S. dollars)
Assets
Non-current assets
Property and equipment	16	6,719	6,239
Intangible assets	17	2,257	2,224
Goodwill	10	4,696	4,223
Investments in associates and joint ventures	13	2,179	201
Deferred tax assets	11	343	150
Non-current income tax advance	11	25	28
Other financial assets	18	306	164
Other assets	19	118	105

Total non-current assets		16,643	13,334

Current assets
Inventories	20	125	104
Trade and other receivables	21	685	677
Other assets	19	439	334
Current income tax assets	11	169	259
Other financial assets	18	190	395
Cash and cash equivalents	22	2,942	3,614

Total current assets		4,550	5,383

Assets classified as held for sale	6	—	15,137

Total assets		21,193	33,854

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	23,24	5,960	3,765
Non-controlling interests	12	83	129

Total equity		6,043	3,894

Non-current liabilities
Financial liabilities	18	8,070	8,095
Provisions	25	148	350
Other liabilities	19	44	95
Deferred tax liabilities	11	331	404

Total non-current liabilities		8,593	8,944

Current liabilities
Trade and other payables		1,744	1,768
Other liabilities	19	1,236	1,039
Other financial liabilities	18	3,046	1,693
Current income tax payables	11	57	19
Provisions	25	474	1,020

Total current liabilities		6,557	5,539

Liabilities associated with assets held for sale	6	—	15,477

Total equity and liabilities		21,193	33,854

The accompanying notes are an integral part of these consolidated financial statements.

VEON Ltd.

Consolidated statement of changes in equity

for the years ended December 31

	Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Number of shares outstanding	Issued capital	Capital Surplus*	Other capital reserves*	Retained earnings	Foreign currency translation*	Total	Non- controlling interests	Total equity
As at January 1, 2016	1,749,004,648	2	12,753	667	(2,706)	(6,951)	3,765	129	3,894

Profit / (loss) for the period		—	—	—	2,328	—	2,328	92	2,420
Other comprehensive income		—	—	63	—	(158)	(95)	(13)	(108)

Total comprehensive income		—	—	63	2,328	(158)	2,233	79	2,312

Dividends declared (Note 24)		—	—	—	(61)	—	(61)	(106)	(167)
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control		—	—	23	—	—	23	(19)	4

As at December 31, 2016	1,749,004,648	2	12,753	753	(439)	(7,109)	5,960	83	6,043

*	Please refer to Note 23 for further description of the nature of the account

	Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Number of shares outstanding	Issued capital	Capital Surplus*	Other capital reserves*	Retained earnings	Foreign currency translation*	Total	Non- controlling interests	Total equity
As at January 1, 2015	1,748,598,146	2	12,746	84	(1,990)	(5,836)	5,006	(1,030)	3,976

Profit / (loss) for the period		—	—	—	(655)	—	(655)	102	(553)
Other comprehensive income		—	—	43	—	(1,115)	(1,072)	(720)	(1,792)

Total comprehensive income		—	—	43	(655)	(1,115)	(1,727)	(618)	(2,345)

Dividends declared		—	—	—	(61)	—	(61)	(188)	(249)
Sale of 51% shareholding in Omnium Telecom Algerie, net of tax of US$350 (Note 6)		—	—	644	—	—	644	1,607	2,251
Share-based payment transactions and exercise of stock options	406,502	—	7	(6)	—	—	1	—	1
Restructuring of the Company’s ownership in LLC “Sky Mobile” and LLP “KaR-Tel” (Note 6)		—	—	(98)	—	—	(98)	358	260

As at December 31, 2015	1,749,004,648	2	12,753	667	(2,706)	(6,951)	3,765	129	3,894

*	Please refer to Note 23 for further description of the nature of the account

The accompanying notes are an integral part of these consolidated financial statements.

VEON Ltd.

Consolidated statement of changes in equity (continued)

	Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Number of shares outstanding	Issued capital	Capital Surplus*	Other capital reserves*	Retained earnings	Foreign currency translation*	Total	Non- controlling interests	Total equity
As at January 1, 2014	1,748,243,739	2	12,732	(42)	(1,286)	(1,673)	9,733	(655)	9,078
Profit / (loss) for the period		—	—	—	(647)	—	(647)	(256)	(903)
Other comprehensive income		—	—	138	—	(4,124)	(3,986)	(92)	(4,078)

Total comprehensive income		—	—	138	(647)	(4,124)	(4,633)	(348)	(4,981)

Dividends declared		—	—	—	(58)	—	(58)	(21)	(79)
Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control		—	—	(7)	—	(39)	(46)	(10)	(56)
Exercise of stock options	354,407	—	7	(4)	—	—	3	—	3
Share-based payment transactions		—	7	(1)	1	—	7	—	7
Acquisition of non-controlling interest		—	—	—	—	—	—	4	4

As at December 31, 2014	1,748,598,146	2	12,746	84	(1,990)	(5,836)	5,006	(1,030)	3,976

*	Please refer to Note 23 for further description of the nature of the account

The accompanying notes are an integral part of these consolidated financial statements.

VEON Ltd.

Consolidated statement of cash flows

for the years ended December 31

(In millions of U.S. dollars)	Note	2016	2015	2014
Operating activities
(Loss) for the year from continuing operations		(288)	(815)	(223)
Tax expense	11	635	220	598
Profit / (loss) before tax		347	(595)	375

Non-cash adjustment to reconcile profit before tax to net cash flows:
Depreciation	16	1,439	1,550	1,996
Amortization	17	497	517	647
Impairment loss	10	192	245	976
Loss on disposals of non-current assets		20	39	68
Finance income		(69)	(52)	(52)
Finance costs		830	829	1,077
Other non-operating losses / (gains)	14	82	42	(121)
Share of loss / (profit) of associates and joint ventures accounted for using the equity method	13	(48)	(14)	38
Impairment of associates and joint ventures accounted for using the equity method	13	99	—	—
Net foreign exchange (gain) / loss		(157)	314	556
Movements in provisions and pensions		(645)	(185)	110
Working capital adjustments:
Changes in trade and other receivables and prepayments		(129)	(287)	(2)
Changes in inventories		(13)	(43)	15
Changes in trade and other payables		(107)	173	327
Interest paid		(789)	(807)	(1,002)
Interest received		63	49	47
Income tax paid		(420)	(671)	(442)
Net cash flows from operating activities of discontinued operations		683	929	666

Net cash flows from operating activities		1,875	2,033	5,279

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		15	18	22
Purchase of property, plant and equipment and intangible assets		(1,651)	(2,207)	(3,501)
Loans granted		—	(102)	(23)
Repayment of loans granted		—	101	110
Receipts from / (payments on) deposits		19	(361)	290
(Payments for) / receipts from investments in financial assets		(87)	74	38
Acquisition of subsidiaries, net of cash acquired	6	7	(17)	—
Proceeds from sale of shares in subsidiaries, net of cash disposed	6	(325)	—	69
Receipt of dividends		—	—	2
Net cash flow used in investing activities of discontinued operations		(649)	(140)	(984)

Net cash flows used in investing activities		(2,671)	(2,634)	(3,977)

Financing activities
Net proceeds from exercise of share options and purchase of treasury shares		—	2	3
Acquisition of non-controlling interest		(5)	(4)	—
Proceeds from borrowings, net of fees paid*		1,882	2,052	5,859
Repayment of borrowings		(1,816)	(4,840)	(3,765)
Proceeds from sale of non-controlling interest, net of fees paid		—	2,307	—
Dividends paid to equity owners of the parent	24	(61)	(61)	(71)
Dividends paid to non-controlling interests	24	(106)	(188)	(19)
Net cash flow used in financing activities of discontinued operations		(20)	(707)	(678)

Net cash flows generated from/(used in) financing activities		(126)	(1,439)	1,329

Net (decrease) / increase in cash and cash equivalents		(922)	(2,040)	2,631
Net foreign exchange difference		(64)	(374)	(743)
Opening balance of cash and cash equivalents of disposal group classified as held for sale		314	—	—
Cash and cash equivalents classified as held for sale		—	(314)	—
Cash and cash equivalents at beginning of period	22	3,614	6,342	4,454

Cash and cash equivalents at end of period**	22	2,942	3,614	6,342

*	Fees paid for borrowings were equal to US$31 (2015: US$6, 2014: US$56)
**	Refer to Note 22 for details regarding restricted cash balances.

Amounts for 2014 have been re-presented to reflect the classification of Italy as held for sale and discontinued operation.

The accompanying notes are an integral part of these consolidated financial statements.

1 General information

VEON Ltd. (“VEON”, the “Company”, and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.

The Company has changed its name from VimpelCom Ltd. to VEON Ltd., effective as of March 30, 2017.

The consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Share (“ADS”)) amounts and as otherwise indicated.

VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”).

Share information

As at December 31, 2016, the Company’s largest shareholders and the remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares
L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Telenor East Holding II AS (“Telenor”)	416,703,840	23.7%
Stichting Administratiekantoor Mobile Telecommunications Investor (“Stichting”)	145,947,562	8.3%
Free Float	353,454,732	20.1%

Total outstanding common shares	1,756,731,135	100%

Of which:
Shares held by the Company or its subsidiaries (“Treasury shares”)	7,726,487	0.4%

As at April 15, 2016, pursuant to the terms of the Company’s bye-laws, the 305,000,000 preferred shares held by Telenor had been redeemed by the Company at a redemption price of US$0.001 per share and are no longer outstanding.

On September 21, 2016 and September 27, 2016, Telenor completed the sale of 142,500,000 and 21,375,000 American Depositary Shares, respectively, in total representing approximately 9.3% of VEON’s total outstanding common shares. Further, on September 21, 2016, Telenor also issued a US$1 billion 0.25% 3-year bond that is guaranteed by the ultimate parent company of Telenor, Telenor ASA, and exchangeable under certain circumstances for up to a total of 204,081,633 ADS of VEON.

On March 31, 2016, LetterOne announced the transfer of 145,947,562 VEON ADS (representing approximately 8.3% of VEON’s total outstanding common shares) to Stichting Administratiekantoor Mobile Telecommunications Investor. However, LetterOne is entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such common shares.

For more information related to shares of VEON please refer to Notes 23, 24 and 26.

Nature of operations and principal activities

VEON earns revenues by providing telecommunication services through a range of traditional and broadband mobile and fixed-line technologies.

As at December 31, 2016, the Company operated telecommunications services in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Armenia, Tajikistan, Georgia, Kyrgyzstan and Laos, and in Italy via a 50/50 joint venture.

On November 5, 2016 VEON finalized the transaction of combining the operations in Italy into a new 50/50 joint venture with 3 Italia S.p.A. (“3 Italia”). Please refer to Note 6 for further details in respect of this transaction, as well as significant transactions affecting Pakistan and Zimbabwe.

During the year 2016, several local currencies demonstrated significant volatility against the U.S. dollar, which impacted the Group’s financial position and results of operations upon the translation of non-U.S. currency amounts into U.S. dollars for consolidation purposes. In particular, in U.S. dollar terms, the devaluation of local currencies caused a 8% decrease in total revenue for the Group during 2016 as compared with 2015. Please refer to Note 5 for further details regarding foreign currency sensitivities.

In addition, the foreign exchange rate used to translate the local currency in Uzbekistan into U.S. dollars for consolidation purposes is an official rate published by the Central Bank of the Republic of Uzbekistan. However, this exchange rate is not achievable in expatriating funds out of the country due to restrictions imposed by the local government. The net assets of our business in Uzbekistan represented US$910 of the net assets in the Company’s statement of financial position as at December 31, 2016 (US$891 as at December 31, 2015). However, if the Company applied the exchange rate implied by market transactions, rather than the exchange rate used to translate the local currency into U.S. dollars, the assets held in Uzbekistan would decrease significantly in U.S. dollar terms.

2 Basis of preparation of the consolidated financial statements

Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective at the time of preparing the consolidated financial statements and applied by VEON. The consolidated financial statements have been prepared on a historical cost basis, unless disclosed otherwise.

The preparation of these consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances (Note 3 and Note 4). The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, the income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.

Certain comparative amounts have been reclassified to conform to the current period presentation.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. Please refer to Note 12 for a list of significant subsidiaries.

Intercompany transactions, balances and unrealized gains or losses on transactions between Group companies are eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

When the Group ceases to consolidate a subsidiary due to loss of control, the related subsidiary’s assets (including goodwill), liabilities, non-controlling interest and other components of equity are de-recognized. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Any consideration received is recognized at fair value, and any investment retained is re-measured to its fair value and this fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest. Any resultant gain or loss is recognized in the income statement.

Foreign currency translation

The consolidated financial statements of the Group are presented in U.S. dollars. Each entity in the Group determines its own functional currency and amounts included in the financial statements of each entity are measured using that functional currency.

Upon consolidation, the assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date; whereas revenue, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. The income statement amounts are translated using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in other comprehensive income, a separate component of equity (i.e. cumulative translation adjustment).

3 Significant accounting policies that relate to the consolidated financial statements as a whole

Accounting policies are included in the relevant notes to these consolidated financial statements.

New accounting pronouncements not yet adopted by the Company

The following are significant and relevant new standards that are issued, but not yet effective, up to the date of the issuance of the Group’s financial statements, and which have not been early adopted by the Company:

•

IFRS 15, ‘Revenue from contracts with customers’ replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018. The primary impact on revenue reporting will be that when the Group sells subsidized devices together with airtime service agreements to customers, revenue allocated to equipment and recognized when control of the device passes to the customer will increase and revenue recognized as services are delivered will reduce. In addition, certain incremental costs incurred in acquiring a contract with a customer will be deferred in the consolidated statement of financial position and amortized as revenue is recognized under the related contract; this will generally lead to the later recognition of charges for some commissions payable to third party dealers and employees. The Group is continuing to assess the impact of IFRS 15, however, based on the analysis performed so far, the Company does not expect any material impact on revenue recognition due to currently existing product offering (i.e. pre-paid service offering). However, the Company does expect potential impact stemming from capitalization of costs incurred in acquiring a contract with a customer.

•

IFRS 9, ‘Financial instruments’ replaces the guidance in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding the classification and measurement of financial instruments. The standard is effective for accounting periods beginning on or after January 1, 2018. The Group has yet to assess the impact of IFRS 9, which may be material impact to the consolidated income statement and consolidated financial position upon adoption in 2018.

•

IFRS 16, ‘Leases’ replaces the guidance in IAS 17 ‘Leases’ whereby the most material impact will be the elimination of the distinction between “operating” and “finance” leases and the requirement to report all leases within the statement of financial position. The standard is effective for accounting periods beginning on or after January 1, 2019. The Group has yet to assess the impact of IFRS 16, which may be material to the consolidated income statement and consolidated financial position upon adoption in 2019.

4 Significant accounting judgments, estimates and assumptions

Revenue recognition

The Group’s revenue consists primarily of revenue from sale of telecommunications services and periodic subscriptions. The Group offers customers, via multiple element agreements (‘bundles’) or otherwise, a number of different services with different price plans, and provides discounts in various types and forms, often in connection with different campaigns, over the contractual or average customer relationship period. Determining the fair value of each deliverable can require complex estimates due to the nature of the goods and services provided. The Group also sells wholesale products to other operators and vendors in different countries and across borders. Management has to make estimates related to revenue recognition, relying to some extent on information from other third party operators regarding values of services delivered. Management also makes estimates for the final outcome in instances where the other parties dispute the amounts charged. Furthermore, management has to estimate the average customer relationship for revenue that is initially recognized as deferred revenue in the statement of financial position and thereafter recognized in the income statement over a future period, for example, revenue from connection fees. Management also applies judgment in evaluating gross or net presentation of revenue and associated fees. In this case, among others, the main factor is whether the Company is considered as the primary obligor in the transactions, and the extent of latitude in establishing prices.

See Note 8 for further information regarding revenue recognized by the Company.

Impairment of non-current assets

The Group has significant investments in property and equipment, intangible assets, goodwill and other investments.

Estimating recoverable amounts of assets and cash generating units (“CGUs”) must, in part, be based on management’s evaluations, including the determination of the appropriate CGUs, the relevant discount rate, estimation of future performance, the revenue-generating capacity of assets, timing and amount of future purchases of property and equipment, assumptions of future market conditions and the long-term growth rate into perpetuity (terminal value). In doing this, management needs to assume a market participant perspective. Changing the assumptions selected by management, in particular, the discount rate and growth rate assumptions used to estimate the recoverable amounts of assets, could significantly impact the Group’s impairment evaluation and hence results.

A significant part of the Group’s operations is in countries with emerging markets. The political and economic situation in these countries may change rapidly and recession may potentially have a significant impact on these countries. On-going recessionary effects in the world economy and increased macroeconomic risks impact our assessment of cash flow forecasts and the discount rates applied.

There are significant variations between different markets with respect to growth, mobile penetration, average revenue per user (“ARPU”), market share and similar parameters, resulting in differences in operating margins. The future development of operating margins is important in the Group’s impairment assessments, and the long-term estimates of these margins are highly uncertain. In particular, this is the case for emerging markets that are still not in a mature phase.

See Note 10 for further information regarding the results of impairment testing for goodwill and other non-current assets.

Investment in Italy Joint Venture

On August 6, 2015, VEON entered into an agreement with CK Hutchison Holdings to establish a joint venture under which they would jointly own and operate the 3 Italia and WIND businesses in Italy. The completion of the transaction resulted in the Company contributing the entire Wind Acquisition Holding Finance (“WAHF”) Group into VIP-CKH Luxembourg S.à.r.l in exchange for:

•

50% of the issued share capital of VIP-CKH Luxembourg S.à.r.l and its subsidiaries (which hold the combined businesses of WIND and 3 Italia and includes a EUR 5,114 million Shareholder Loan payable); and

•	a 50% investment in newly incorporated financing entity, VIP-CKH Ireland Limited (which includes the EUR 5,114 million Shareholder Loan receivable).

(together, the “Italy Joint Venture”).

Both joint arrangements are classified as joint ventures in accordance with IFRS 11 ‘Joint Arrangements’, based on the following:

•	The legal structure of the arrangement and the legal rights and obligations arise from the limited liability company, which grant equal shareholdings and profit rights to the shareholders;

•

The activities relevant for the purposes of determining control require unanimous consent from both shareholders, and the decisions to be made by the Board are deemed to be operational in nature to ensure smooth daily decisions.

In this context, it was also concluded that the investment in the two joint ventures shall be considered to be accounted for in the aggregate, rather than as two separate joint ventures. A key consideration in this determination was the shareholder agreement which stipulates that decisions about the activities of the joint ventures (including dividend distributions and shareholder loan repayments) require unanimous consent from both shareholders. This conclusion required substantial judgment as to the application of accounting guidance. Refer Note 6 and Note 13 for more details regarding the Company’s investment in the Italy Joint Venture.

Control over subsidiaries

Subsidiaries, which are those entities over which the Company is deemed to have control, are consolidated. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In certain circumstances, significant judgment is required to assess if the Company is deemed to have control over entities where the Company’s ownership interest does not exceed 50%. See Note 12 for further information regarding the Company’s subsidiaries.

Depreciation and amortization of non-current assets

Depreciation and amortization expenses are based on management estimates of useful life, residual value and amortization method of property and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. Technological developments are difficult to predict and our views on the trends and pace of development may change over time. Some of the assets and technologies, in which the Group invested several years ago, are still in use and provide the basis for new technologies. Significant estimates in the evaluation of useful lives for intangible assets include, but are not limited to, the estimated average customer relationship based on churn, the remaining license or concession period and the expected developments in technology and markets.

The useful lives of property and equipment and intangible assets are reviewed at least annually, taking into consideration the factors mentioned above and all other relevant factors. Estimated useful lives for similar types of assets may vary between different entities in the Group due to local factors such as growth rate, maturity of the market, historical and expected replacements or transfer of assets and quality of components used. The actual economic lives of intangible assets may be different than estimated useful lives, thereby resulting in a different carrying value of intangible assets with finite lives. We continue to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. A change in estimated useful lives is a change in accounting estimate, and depreciation and amortization charges are adjusted prospectively.

See Note 16 and Note 17 for further information regarding property and equipment and intangible assets respectively.

Deferred tax assets and uncertain tax positions

Deferred tax assets are recognized to the extent that it is probable that the assets will be realized. Significant judgment is required to determine the amount that can be recognized and depends foremost on the expected timing, level of taxable profits, tax planning strategies and the existence of taxable temporary differences. Estimates made relate primarily to losses carried forward in some of the Group’s foreign operations. When an entity has a history of recent losses, the deferred tax asset arising from unused tax losses is recognized only to the extent that there is convincing evidence that sufficient future taxable profit will be generated. Estimated future taxable profit is not considered such evidence unless that entity has demonstrated the ability by generating significant taxable profit for the current year or there are certain other events providing sufficient evidence of future taxable profit. New transactions and the introduction of new tax rules may also affect judgments due to uncertainty concerning the interpretation of the rules and any transitional rules.

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

See Note 11 and Note 27 for further information.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 18 for further information regarding financial assets and liabilities.

Provisions

The Group is involved in various legal proceedings, disputes and claims, including regulatory discussions related to the Group’s business, licenses, tax positions and investments, and the outcomes of these are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded for a matter that has not been previously recorded because it was not considered probable.

For certain operations in emerging markets, the Group is involved in various regulatory discussions. Management’s estimates relating to regulatory discussions in these countries involve a high level of uncertainty. See Note 25 and Note 27 for further information.

5 Financial risk management

The Group’s principal financial liabilities, other than derivatives, consist of loans and borrowings and trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group has trade and other receivables, and cash and short-term deposits that are derived directly from its operations. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes.

The Group is exposed to market risk, credit risk and liquidity risk.

The Company’s Management Board oversees the management of these risks. The Company’s Management Board is supported by the treasury department who advises on financial risks and the appropriate financial risk governance framework for the Company. The Finance and Strategy Committee provides assurance to the Company’s Management Board that the Group’s financial risk management activities are governed by appropriate policies and procedures, and that financial risks are identified, measured and managed in accordance with Group policies and the Group’s risk appetite. All derivative activities for risk management purposes are carried out by specialist teams with appropriate skills, experience and supervision.

The Group Chief Executive Officer, the Group Chief Financial Officer (“CFO”) and other senior management of the Company review and agree on policies for managing each of these risks, which are summarized below.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises interest rate risk and foreign currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. The Company manages its interest rate risk exposure by having a balanced portfolio of fixed and variable rate loans and borrowings and through hedging activities.

At December 31, 2016, after taking into account the effect of interest rate swaps, approximately 81% of the Company’s borrowings are at a fixed rate of interest (2015: 77%).

Interest rate sensitivity

The following table demonstrates the sensitivity to possible changes in interest rates on variable interest loans and borrowings, taking into account the related derivative financial instruments, cash and cash equivalents and current deposits. With all other variables held constant, the Company’s profit before tax is affected through the impact on floating rate borrowings while the Company’s equity is affected through the impact of a parallel shift of the yield curve on the fair value of derivatives to which cash flow hedge accounting is applied as follows:

	Increase / decrease in basis points	Effect on profit / (loss) before tax	Effect on other components of equity
2016
Algerian Dinar (“DZD”)	+100	(1)	—
Uzbek Som	+100	7	—
Pakistani Rupee (“PKR”)	+100	—	2
Ukrainian Hryvnia	+100	1	—
Other currencies	+100	2	—

Algerian Dinar	-100	1	—
Uzbek Som	-100	(7)	—
Pakistani Rupee	-100	—	(2)
Ukrainian Hryvnia	-100	(1)	—
Other currencies	-100	(2)	—

2015
US Dollar	+100	12	—
Algerian Dinar	+100	(1)	—
Uzbek Som	+100	8	—
Pakistani Rupee	+100	(1)	3
Other currencies	+100	1	—

US Dollar	-100	(12)	—
Algerian Dinar	-100	1	—
Uzbek Som	-100	(8)	—
Pakistani Rupee	-100	1	(3)
Other currencies	-100	(1)	—

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

The Company hedges part of its exposure to fluctuations on the translation into U.S. dollars of its foreign operations by holding net borrowings in foreign currencies, and can use foreign currency swaps and forwards for this purpose as well.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a possible change in exchange rates against the US dollar with all other variables held constant. Additional sensitivity changes to the indicated currencies are expected to be approximately proportionate. The table shows the effect on the Company’s profit before tax (due to changes in the value of monetary assets and liabilities, including non-designated foreign currency derivatives) and equity (due to the effect on the cash flow hedge reserve and/or effect on currency translation reserve for quasi equity loans). The Company’s exposure to foreign currency changes for all other currencies is not material.

	Change in foreign exchange rate against US$	Effect on profit / (loss) before tax	Effect on other components of equity
2016
Russian Ruble (“RUB”)	10% depreciation	(80)	30
Bangladeshi Taka	10% depreciation	(68)	—
Pakistani Rupee	10% depreciation	(30)	—
Kazakh Tenge (“KZT”)	10% depreciation	5	—
Uzbek Som	10% depreciation	(4)	(27)
Georgian Lari (“GEL”)	10% depreciation	(30)	—
Armenian dram	10% depreciation	18	—
Euro (“EUR”)	10% depreciation	(9)	—
Algerian Dinar	10% depreciation	(3)	—
Other currencies	10% depreciation	(5)	—

Russian Ruble	10% appreciation	84	(33)
Bangladeshi Taka	10% appreciation	75	—
Pakistani Rupee	10% appreciation	33	—
Kazakh Tenge	10% appreciation	(5)	—
Uzbek Som	10% appreciation	4	30
Georgian Lari	10% appreciation	33	—
Armenian dram	10% appreciation	(20)	—
Euro	10% appreciation	10	—
Algerian Dinar	10% appreciation	4	—
Other currencies	10% appreciation	5	—

2015
Russian Ruble	10% depreciation	(61)	27
Bangladeshi Taka	10% depreciation	(66)	—
Kazakh Tenge	10% depreciation	17	—
Uzbek Som	10% depreciation	(0)	(27)
Georgian Lari	10% depreciation	(26)	—
Algerian Dinar	10% depreciation	—	—
Other currencies	10% depreciation	11	—

Russian Ruble	10% appreciation	67	(30)
Bangladeshi Taka	10% appreciation	72	—
Kazakh Tenge	10% appreciation	(19)	—
Uzbek Som	10% appreciation	0	30
Georgian Lari	10% appreciation	29	—
Algerian Dinar	10% appreciation	—	—
Other currencies	10% appreciation	(9)	—

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily from trade receivables), and from its treasury activities, including deposits with banks and financial institutions, derivative financial instruments and other financial instruments. See Note 22 for further information on restrictions on cash balances.

Trade receivables consist of amounts due from customers for airtime usage and amounts due from dealers and customers for equipment sales. In certain circumstances, VEON requires deposits as collateral for airtime usage. In addition, VEON has introduced a prepaid service and equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VEON’s credit risk arising from the services the company provides to customers is mitigated to a large extent due to no less than 87.9% of its active customers being subscribed to a prepaid service as of December 31, 2016 (2015: 94%) and, accordingly, not giving rise to credit risk.

VEON’s credit risk arising from its trade receivables from dealers is mitigated due to the risk being spread across a large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers. The Company also has receivables from other local and international operators from interconnect and roaming services provided to their customers, as well as receivables from customers using fixed-line services, such as business services, wholesale services and services to residents. Receivables from other operators for roaming services are settled through clearing houses, which helps to mitigate credit risk in this regard.

VEON holds available cash in bank accounts, as well as other financial assets with financial institutions in countries where it operates. To manage credit risk associated with such asset holdings, VEON allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the credit worthiness of the banks with which it holds assets. In respect of financial instruments used by the Company’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by reference to, amongst others, the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s and CDS spreads of that counterparty. Counterparty credit limits are reviewed and approved by the Company’s CFO. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure.

Value Added Tax (“VAT”) is recoverable from tax authorities by offsetting it against VAT payable to the tax authorities on VEON’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable.

VEON issues advances to a variety of its vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors provide for equipment financing in respect of certain deliveries of equipment. VEON periodically reviews the financial position of vendors and their compliance with the contract terms.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2016 and 2015 is the carrying amount as illustrated in Note 18 and Note 21.

Liquidity risk

The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, debentures, preference shares, financial and operating leases. The Company’s policy is that not more than 35% of borrowings should mature in a single year. As at December 31, 2016, 27% (2015:

16%) of the Company’s debt will mature in less than one year based on the carrying value of bank loans, equipment financing and loans from others reflected in the financial statements. The Company assessed the concentration of risk with respect to refinancing its debt and concluded it to be low based on liquidity in the markets the Company has access to, and recent history of refinancing. The Company believes that access to sources of funding is sufficiently available and the Company’s policy is to diversify the funding sources where possible.

The Company had the following available Facilities as at the dates indicated below:

At December 31, 2016		Amounts in millions of transaction currency			US$ equivalent amounts
Facility	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
VimpelCom Amsterdam B.V.—Revolving Credit Facility*	March 2017	US$1,800	—	US$1,800	1,800	—	1,800
VimpelCom Holdings B.V.—Vendor Financing Facility China Development Bank	September 2018	RMB700 million	RMB149 million	RMB551 million	101	21	80
PSJC Vimpel Communications (“PJSC VimpelCom”)—Revolving Credit Facility Sberbank	May 2017	RUB15,000 million	—	RUB15,000 million	247	—	247
Optimum Telecom Algérie SpA—Term Loan Facility	December 2017	DZD32,000 million	—	DZD32,000 million	290	—	290

Total					2,438	21	2,417

*	VimpelCom Holdings B.V. has signed a new revolving credit facility subsequent to the reporting date. Refer to Note 28.

At December 31, 2015		Amounts in millions of transaction currency			US$ equivalent amounts
Facility	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
VimpelCom Amsterdam B.V.— Revolving Credit Facility	March 2017	US$1,800	—	US$1,800	1,800	—	1,800
VimpelCom Holdings B.V.— Vendor Financing Facility China Development Bank	September 2018	RMB700 million	—	RMB700 million	108	—	108
PJSC VimpelCom—Revolving Credit Facility Sberbank	May 2017	RUB15,000 million	—	RUB15,000 million	206	—	206
PJSC VimpelCom—Credit Facility Sberbank	March 2016	RUB30,000 million	—	RUB30,000 million	412	—	412
Pakistan Mobile Communications Limited—Islamic financing facility	December 2016	PKR16,000 million	PKR1,000 million	PKR15,000 million	153	10	143
Pakistan Mobile Communications Limited—Credit facility Habib Bank Limited	June 2016	PKR4,000 million	PKR500 million	PKR3,500 million	38	5	33
Optimum Telecom Algérie SpA —Term Loan Facility	December 2017	DZD32,000 million	—	DZD32,000 million	299	—	299

Total					3,016	15	3,001

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Payments related to variable interest rate financial liabilities and derivatives are included based on the interest rates applicable as at December 31, 2016 and December 31, 2015, respectively. The total amounts in the table differ from the carrying amounts as stated in Note 18 as the below table includes both notional amounts and interest while the carrying amounts are based on amongst others notional amounts, fair value adjustments and unamortized fees.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At December 31, 2016
Bank loans and bonds	3,330	3,578	1,821	3,255	11,984
Equipment financing	199	319	197	55	770
Derivative financial instruments—liabilities
—Gross cash inflows	(451)	—	—	—	(451)
—Gross cash outflows	495	2	—	—	497
Trade and other payables and dividend payables	1,744	—	—	—	1,744
Other financial liabilities	29	44	—	—	73
Warid non-controlling interest put option liability	—	—	290	—	290

Total financial liabilities	5,346	3,943	2,308	3,310	14,907

Related derivatives financial instruments—assets
—Gross cash inflows	(29)	—	—	—	(29)
—Gross cash outflows	27	—	—	—	27

Related derivative financial instruments—assets	(2)	—	—	—	(2)

Total financial liabilities net of derivative assets	5,344	3,943	2,308	3,310	14,905

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At December 31, 2015
Bank loans and bonds	1,970	4,242	1,520	3,254	10,986
Equipment financing	206	321	248	65	840
Derivative financial instruments—liabilities
—Gross cash inflows	—	—	—	—	—
—Gross cash outflows	3	4	1	—	8
Trade and other payables and dividend payables	1,768	—	—	—	1,768

Total financial liabilities	3,947	4,567	1,769	3,319	13,602

Related derivatives financial instruments—assets
—Gross cash inflows	(558)	(23)	—	—	(581)
—Gross cash outflows	531	22	—	—	553

Related derivative financial instruments—assets	(27)	(1)	—	—	(28)

Total financial liabilities net of derivative assets	3,920	4,566	1,769	3,319	13,574

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains at least a BB-/Ba3 credit rating, with an aim to improve this further, and to maintain healthy capital ratios in order to secure access to debt and capital markets at all times and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2016 and December 31, 2015. In February 2017, our Supervisory Board approved a dividend policy pursuant to which from 2016 the Company aims to pay a sustainable and progressive dividend based on the evolution of the Company’s equity free cash flow, which is defined as net cash flow from operating activities less net cash used in investing activities, as reported in the consolidated financial statements.

The Net Debt to Adjusted EBITDA ratio is an important measure used by the Company to assess its capital structure in light of maintaining a strong credit rating. Further, this ratio is included as a financial covenant in the credit facilities of VimpelCom Amsterdam B.V. and VimpelCom Holdings B.V.. Net Debt represents the amount of interest-bearing debt at amortized costs and guarantees given less cash and cash equivalents and current and non-current bank deposits adjusted for derivatives designated as hedges. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, amortization and impairment, loss on disposals of non-current assets, other non-operating losses and share of profit / (loss) of joint ventures. For reconciliation of Adjusted EBITDA to Profit before tax please refer to Note 7.

For most facilities entered into by VimpelCom Amsterdam B.V. and VimpelCom Holdings B.V., Net Debt will be calculated as Total Debt of VEON Ltd., VimpelCom Amsterdam B.V. and VimpelCom Holdings B.V. and its consolidated subsidiaries minus Cash and Cash Equivalent Investments of VimpelCom Holdings B.V. on a consolidated basis.

Adjusted EBITDA will be calculated at the VimpelCom Holdings B.V. on a consolidated basis and “pro-forma” adjusted for acquisitions and divestments of any business bought or sold during the relevant period. The required Net Debt to Adjusted EBITDA ratio is 3.5x. As at December 31, 2016 and 2015 the Net Debt to Adjusted EBITDA ratio was 2.1x and 1.4x, respectively.

For a discussion on how the Net Debt to Adjusted EBITDA ratio is calculated under the new multi-currency term and revolving facilities of up to US$2,250, entered into subsequent to the reporting date, please refer to Note 28.

Certain of the credit facilities of VimpelCom Amsterdam B.V. and VimpelCom Holdings B.V. also contain financial covenants with respect to the Net Debt to Adjusted EBITDA ratio relevant to the Company’s Russian subsidiary PJSC VimpelCom, which holds and/or guarantees a major part of the debt of the Company. The required ratio for PJSC VimpelCom is <3.5x (2015: <3.5x) in the relevant financings of VimpelCom Amsterdam B.V. and VimpelCom Holdings B.V.. As at December 31, 2016 and 2015 the Net Debt to Adjusted EBITDA ratio for PJSC VimpelCom was 3.1x and 2.6x, respectively. The ratio is calculated based on the consolidated financial statements of PJSC VimpelCom prepared under IFRS in Russian rubles as translated into U.S. Dollars.

6 Significant transactions

Accounting policies

Business combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group.

The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date. Determining the fair value of assets acquired and liabilities assumed requires the use of significant estimates and assumptions, among other items, including assumptions with respect to future cash inflows and outflows, discount rates and other characteristics of the asset or liability that a market participant would take into account when pricing the asset or liability at measurement date. The results of operations of acquired businesses are included in the consolidated financial statements from the date of acquisition.

For each business combination, VEON elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition costs are expensed as incurred in the income statement.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date.

The Group may enter into business combinations which include options (call, put, or a combination of both) over the shares of the non-controlling interest. The Group considers such options to assess possible implications on control, if any.

Transactions with non-controlling interests that do not result in loss of control

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

Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction or loss of control rather than through continuing use, and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale.

Assets and liabilities of a disposal group classified as held for sale are presented separately from the other assets and liabilities in the statement of financial position.

A discontinued operation is a component that is classified as held for sale and that represents a separate major line of business or geographical area of operations.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount in the income statement. All other notes to the financial statements include amounts for continuing operations, unless otherwise mentioned.

Transactions during 2016

Joint venture in Italy

The Company signed an agreement with Hutchison Europe Telecommunications Sarl, a wholly-owned subsidiary of CK Hutchison Holdings Ltd (“HET”), which indirectly owns 100% of Italian mobile operator 3 Italia, on August 6, 2015 to combine its operations in Italy with 3 Italia in a 50/50 joint venture. As a result of the expected loss of control from the agreement, the Company classified its operations in Italy as an asset held for sale and discontinued operation in the consolidated financial statements.

The transaction was successfully completed on November 5, 2016 following satisfaction of the necessary conditions precedent, which included receipt of approvals from the European Commission and the Italian

Ministry of Economic Development. In connection with these approvals, the Italy Joint Venture and its shareholders signed agreements with Iliad SA (“Iliad”) for the sale of spectrum and sites and an undertaking to provide other services including national roaming, to enable the French telecommunication operator to enter the Italian market.

Under the transaction, the Company contributed its entire shareholding in the operations in Italy, in exchange for a 50% interest in the newly-formed Italy Joint Venture and subject to customary working capital and net cash adjustments. As a result, the Company has lost control of its operation in Italy.

On completion of the transaction, the assets and liabilities of Italy were deconsolidated and an investment in joint venture, in which the Company has joint control, was recorded at fair value of EUR 1,897 million (US$2,113). The initial investment in the joint venture is based on a Level 3 fair value derived from a discounted cash flow model, incorporating the expected realization of synergies adjusted for market expectations and the impact of agreements entered into with Iliad, as described above. The key assumptions used in the discounted cash flow model are as follows:

November 5, 2016
Discount rate (functional currency)	6.88%
Average annual revenue growth rate during forecast period (functional currency)	(2.3)%
Terminal growth rate	0.5%
Average operating (EBITDA) margin during forecast period	35.7%
Average capital expenditure as a percentage of revenue	21%

The investment in the Italy Joint Venture is equity accounted from November 5, 2016, refer to Note 13 for further details regarding investments in joint ventures and associates.

The effect of the disposal of Italy for the current year is detailed below:

	Note	2016
Fair value of investment in joint venture	13	2,113
Cash consideration receivable*		28

Total consideration on disposal		2,141

Derecognition of assets classified as held for sale		15,974
Derecognition of liabilities classified as held for sale		(15,414)
Release cumulative other comprehensive income related to Italy		(207)

Gain on disposal of discontinued operations, net of tax		1,788

*	Cash consideration receivable relates to a Final Adjustment payable by HET to the Company based on contributed Working Capital and Net Cash.

From August 2015, Italy is no longer a reportable segment subsequent to its classification as a discontinued operation. The comparative information has been adjusted accordingly (Note 7). Transactions between the Group and its operation in Italy are disclosed as Related Party transactions and balances (Note 26).

Financial information related to the discontinued operation is set out below. Financial year 2016 includes 10 months of results for the Italy operations, compared with 12 months for financial years 2015 and 2014.

	Note	2016	2015	2014
Total operating revenues		4,135	4,913	6,155
Total operating expenses		(2,556)	(3,765)	(5,440)

Operating profit		1,579	1,148	715

Other (expenses) / income		(217)	(722)	(1,272)

Profit / (loss) before tax		1,362	426	(557)

Income tax (expense) / benefit		(442)	(164)	(123)

Profit / (loss) after tax for the period from discontinued operations		920	262	(680)

Acquisition in Pakistan

On November 26, 2015, International Wireless Communications Pakistan Limited and Pakistan Mobile Communications Ltd (“PMCL”), each indirect subsidiaries of the Company, signed an agreement with Warid Telecom Pakistan LLC and Bank Alfalah Limited, to combine their operations in Pakistan. On July 1, 2016, the transaction was closed and PMCL acquired 100% of the voting shares in Warid Telecom (Pvt) Limited (“Warid”) for a consideration of 15% of the shares in PMCL. As a result, the Company gained control over Warid.

VEON elected to measure the non-controlling interest in the acquiree at fair value.

The fair values of the identifiable assets and liabilities of Warid at the date of acquisition were:

Fair value recognized on acquisition
Non-current assets
Property and equipment	199
Intangible assets	201
Deferred tax assets	308
Other financial assets	2

Current assets
Inventories	1
Trade and other receivables	26
Other non-financial assets	23
Current income tax assets	17
Cash and cash equivalents	7

Non-current liabilities
Financial liabilities	(402)
Provisions	(6)
Other non-financial liabilities	(15)

Current liabilities
Trade and other payables	(113)
Other non-financial liabilities	(83)
Other financial liabilities	(45)

Total identifiable net assets at fair value	120
Purchase consideration	321

Goodwill resulting from the acquisition	201

Purchase consideration
Share issued by PMCL	274
Contingent consideration liability	47

Total consideration	321

Analysis of cash flows on acquisition
Net cash acquired with the subsidiary (included in cash flows from investing activities)	7

Net cash flow on acquisition	7

There have been no period adjustments to the provisional fair values of the assets acquired, liabilities assumed and consideration to date.

The goodwill of US$201 comprises the value of expected synergies arising from the acquisition. The goodwill recognized is deductible for income tax purposes.

The fair value of the trade receivables amounts to US$26. The gross amount of trade receivables is US$33, of which US$7 is expected not to be collected.

From the date of acquisition, Warid contributed US$161 of revenue and a loss of US$6 to loss before tax from continuing operations of the Group. If the combination had taken place at the beginning of the year, the contribution to revenue from continuing operations would have been US$313, and the contribution to the results before tax from continuing operations for the Group would have been a loss of US$37.

PMCL issued 679,604,049 ordinary shares as consideration for the 100% interest in Warid. The fair value of the shares is based on a Level 3 fair value derived from a discounted cash flow model, incorporating the expected realization of synergies adjusted for market expectations. The discount rate applied was 14.1% with a 4% percent terminal growth rate.

As part of the share purchase agreement, an earn-out payment has been agreed in the event that a tower transaction is effected by PMCL within four years from the acquisition date. The earn-out also applies if another telecommunications operator in Pakistan effects a tower transaction, provided the transaction meets certain parameters, in the same timeframe. The contingent consideration will be settled with a share transfer of PMCL shares. At the acquisition date, the fair value of the contingent consideration was estimated to be US$47 using a discounted cash flow technique.

There were no changes to the fair value of the contingent consideration since the acquisition date, other than the unwinding of discount.

The fair value of the non-controlling interest in PMCL related to the Warid acquisition has been estimated by applying a discounted cash flow technique.

As part of the acquisition agreement, the Company also agreed put-call options over the entire non-controlling interest, whereby the Company has the ability to call, and the non-controlling interest has the ability to put the entire non-controlling interest of PMCL. The options are exercisable four years from the acquisition date at the fair market value of the PMCL shares.

The put-call options over the non-controlling interest of PMCL are accounted for as a put-option redemption liability which is classified as a financial liability in the Company’s consolidated financial statements (Note 18). The put-option redemption liability is measured at the discounted redemption amount with a value of US$274 at the acquisition date. Interest over the put-option redemption liability will accrue until the options have been exercised or are expired. As a result, no non-controlling interest will be recognized over the non-controlling interest in PMCL in the Company’s consolidated financial statements.

Interest expense and foreign exchange loss over the option’s redemption liability amounted to US$21 and US$1 respectively, for the period ended December 31, 2016. In addition, PMCL declared dividends of US$7 attributable to the non-controlling interest of PMCL (Note 24), which has reduced the put-option redemption liability. As at December 31, 2016 the resulting carrying value of put-option redemption liability was US$290 (Note 18).

Following the acquisition of Warid, the legal merger of Mobilink and Warid occurred by way of a scheme of arrangement under Pakistani law as approved by a merger order of the Islamabad High Court dated December 15, 2016, whereby Warid merged into PMCL and (the former) ceased to exist. The court order provides for a merger effective date of July 1, 2016.

Acquisition of additional interest in 2Day Telecom LLP and KazEuroMobile LLP

On September 30, 2016 the Company acquired an additional interest of 16% in 2Day Telecom LLP, increasing its interest to 75%, for cash consideration of US$7. On the same date, the Company acquired an additional 24% interest in KazEuroMobile LLP for KZT 1, increasing its interest to 75%. The purpose of these transactions is to streamline the ownership structure of the Group. The transactions were accounted for through equity by increasing other capital reserves.

The transactions resulted in a decrease in equity attributable to the shareholders of the parent of US$9 and US$1 respectively.

Sale of operations in Zimbabwe

On November 18, 2015, the Company, together with its subsidiary Global Telecom Holding S.A.E (“GTH”), entered into an agreement with ZARNet (Private) Limited to sell its stake in Telecel International Limited for US$40. Telecel International Limited owns 60% of Telecel Zimbabwe (Pvt) Ltd. ZARNet is wholly owned by the Government of the Republic of Zimbabwe through the Ministry of Information & Communication Technology, Postal and Courier Services.

Due to constraints in ZARNet’s ability to pay the full US$40 outside of Zimbabwe, it was agreed that ZARNet will satisfy the purchase price consideration with US$21 cash (of which US$10 was received in 2015 and US$11 was received in 2016), and a US$19 Vendor Note payable in three years to Global Telecom Netherlands B.V., a subsidiary of GTH. Due to the currency restrictions in Zimbabwe, management have not included the Vendor Note in determining the result of the sale, as it is currently uncertain whether it will be recoverable.

The transaction closed on November 30, 2016, resulting in a gain of US$21.

Transactions of 2015

Sale of 51% shareholding in Omnium Telecom Algeria (OTA) and settlement of disputes with the Algerian State

On January 30, 2015, the Company and its subsidiary GTH completed the sale of a non-controlling 51% interests in Omnium Telecom Algeria S.p.A. (formerly known as Orascom Telecom Algérie S.p.A.) (“OTA”) to the Fonds National d’Investissement, the Algerian National Investment Fund (“FNI”), for a purchase consideration of US$2,643. The Company and the FNI have entered into a shareholders agreement which governs their relationship as shareholders in OTA going forward. The Company will continue to exercise operational control over OTA and, as a result, will continue to fully consolidate OTA.

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

At closing, GTH terminated its international arbitration against the Algerian State initiated on April 12, 2012 and the parties to the arbitration settled the arbitration and all claims relating thereto. At the same time, the foreign exchange and import restrictions put in place by the Bank of Algeria against OTA on April 15, 2010 were lifted, following the cash payment of the fine of DZD 99 billion (US$1,112) to the Algerian Treasury which resulted in a decrease of provisions in the current liabilities from December 31, 2014 by the same amount.

Prior to closing, OTA paid a dividend to its shareholders in the amount of US$1,862. Shortly prior to closing, OTA and its wholly-owned subsidiary Optimum Telecom Algerie S.p.A. established credit facilities with a syndicate of Algerian and international banks in an amount of DZD 82 billion (US$920), and immediately drew down DZD 50 billion (US$561). In addition to this, on June 11, 2015 OTA fully drew down under two new credit facilities with Credit Agricole Corporate and Investment Bank Algerie for an amount of DZD 2.2 billion (US$22) and with BNP Paribas El Djazair SPA and Natixis Algerie SPA for an amount of DZD 2.8 billion (US$29).

GTH and Cevital S.p.A. (“Cevital”), a non-controlling interest’s shareholder in OTA, amended their previously disclosed Framework Agreement. Pursuant to the amended Framework Agreement, following closing, Cevital continued to be a shareholder in OTA holding 3.43% of the share capital of OTA. At closing, the existing OTA shareholder arrangements to which Cevital was a party were terminated and Cevital dismissed all pending litigation against OTA in settlement for a dinar payment by OTA equating to US$50 plus Cevital’s entitled share of the US$1,862 pre-closing dividend paid by OTA to its shareholders.

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

No cash consideration was exchanged in connection with the above restructuring and the Company continues to control KaR-Tel and Sky Mobile subsequent to the transaction. The changes in ownership and termination of the put option were treated as an equity transaction with a non-controlling interest holder since VEON did not lose control of the subsidiaries, and resulted in a net decrease to parent equity of US$98 and increase to non-controlling interest of US$358. Following the completion of the restructuring, the portion of the deferred tax liabilities amounting to US$75 was credited to the income tax expense for the period.

7 Segment information

Management analyzes the Company’s operating segments separately due to the different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets or liabilities by operating segments.

Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment loss, loss on disposals of non-current assets, other non-operating losses and shares of profit / (loss) of associates and joint ventures (“Adjusted EBITDA”).

Subsequent to the transaction disclosed in Note 6, Italy is no longer a reportable segment. The comparative information has been adjusted accordingly.

In the second quarter of 2016, management decided to no longer include Kazakhstan as a separate reportable segment due to the decreasing impact of operations in Kazakhstan on the overall business. As a result, the activities in Kazakhstan have been integrated into Other. The comparative figures for the 2015 and 2014 periods set out in the tables below have been re-presented to reflect this change.

Reportable segments

Financial information by reportable segment for the three years ended December 31, 2016, is presented in the following tables. Inter-segment revenues are on an arm’s length basis in a manner similar to transactions with third parties. The segment data for acquired operations are reflected herein from the date of their respective acquisition.

Year ended December 31, 2016
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Uzbekistan	HQ	Other	Total Segments
Revenue
External customers	4,059	1,040	1,293	621	566	662	10	634	8,885
Inter-segment	38	—	2	—	20	1	—	(61)	—

Total revenue	4,097	1,040	1,295	621	586	663	10	573	8,885

Adjusted EBITDA	1,574	547	507	267	306	395	(421)	57	3,232

Other disclosures

Capital expenditures	663	201	215	137	106	174	27	218	1,741

Year ended December 31, 2015
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Uzbekistan	HQ	Other	Total Segments
Revenue
External customers*	4,528	1,273	1,014	604	592	710	—	885	9,606
Inter-segment	55	—	—	—	30	1	—	(86)	—

Total revenue	4,583	1,273	1,014	604	622	711	—	799	9,606

Adjusted EBITDA	1,825	684	409	242	292	437	(1,291)	277	2,875

Other disclosures

Capital expenditures	910	189	238	134	299	55	16	193	2,034

Year ended December 31, 2014
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Uzbekistan	HQ	Other	Total Segments
Revenue
External customers*	7,338	1,692	1,010	563	1,008	717	—	1,158	13,486
Inter-segment	90	—	—	—	54	1	—	(145)	—

Total revenue	7,428	1,692	1,010	563	1,062	718	—	1,013	13,486

Adjusted EBITDA	2,980	857	386	219	484	461	(233)	406	5,560

Other disclosures

Capital expenditures	1,559	415	651	178	138	79	12	197	3,229

*	Amounts have been re-presented to confirm with current year presentation, refer Note 8.

The following table provides the reconciliation of consolidated Adjusted EBITDA to consolidated income statement before tax for the three years ended December 31:

	2016	2015	2014
Total Segments Adjusted EBITDA	3,232	2,875	5,560

Depreciation	(1,439)	(1,550)	(1,996)
Amortization	(497)	(517)	(647)
Impairment loss	(192)	(245)	(976)
Loss on disposals of non-current assets	(20)	(39)	(68)
Finance costs	(830)	(829)	(1,077)
Finance income	69	52	52
Other non-operating (losses) / gains	(82)	(42)	121
Share of (loss) / profit of associates and joint ventures accounted for using the equity method	48	14	(38)
Impairment of associates and joint ventures accounted for using the equity method	(99)	—	—
Net foreign exchange gain / (loss)	157	(314)	(556)

Profit / (loss) before tax	347	(595)	375

Geographical information of non-current assets

The total of non-current assets (other than financial instruments and deferred tax assets, which are included in Other, along with consolidation eliminations), broken down by location of the assets, is shown in the following tables:

December 31, 2016
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Uzbekistan	HQ	Other	Total Segments
Non-current assets	7,717	2,324	2,169	1,104	556	509	38	2,312	16,729

December 31, 2015
	Russia	Algeria	Pakistan	Bangladesh	Ukraine	Uzbekistan	HQ	Other	Total Segments
Non-current assets	5,370	2,456	1,624	1,140	694	472	22	1,556	13,334

8 Revenue

The following table provides a breakdown of total operating revenue from external customers by mobile and fixed line for the three years ended December 31:

	2016	2015	2014
Mobile services	8,089	8,797	12,133
Fixed line services	796	809	1,353

Total revenue	8,885	9,606	13,486

Revenue recognition (accounting policy)

VEON generates revenue from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. Products and services may be sold separately or in bundled packages.

Generally, revenue for products is recorded when the equipment is sold or upon transfer of the associated risks and rewards, and revenue for services is recorded when the services are rendered. Revenue for bundled packages is recorded based on the relative fair value allocation of each component in the bundle.

Mobile services

Service revenue includes revenue from airtime charges from contract and prepaid customers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). VAS includes short messages, multimedia messages, caller number identification, call waiting, data transmission, mobile internet, downloadable content, mobile finance services, machine-to-machine and other services. The content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers and gross when the Company acts as the primary obligor of the transaction.

In 2016, the Group has aligned its practices for content revenue across the group, and re-presented the comparative periods 2015 and 2014 reducing revenue and operating costs for the periods. The impact of this refinement in policy was not material for any periods presented, and reduced the revenue and the operating costs by US$20 in 2016, US$19 in 2015 and US$31 in 2014. The net results, financial position and operating cash flows for these periods remained unaffected. The Company concluded that net presentation of the content revenue better reflected the actual nature and substance of the arrangements with content providers.

More specifically, the accounting for revenue sharing agreements and delivery of content depends on the analysis of the facts and circumstances surrounding these transactions, which will determine if the revenue is recognized gross or net.

Service revenue is generally recognized when the services (including VAS and roaming revenue) are rendered. Sales of prepaid cards, used as a method of cash collection, is accounted for as customer advances for future services and the respective revenue is deferred until the customer uses the airtime. Prepaid cards might not have expiration dates but are subject to statutory expiration periods, and unused prepaid balances are added to service revenue based on an estimate of the expected balance that will expire unused. VEON charges customers a fixed monthly fee for the use of certain services. Such fees are recognized as revenue in the respective month when earned.

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

Connection fees

VEON defers upfront telecommunications connection fees. The deferral of revenue is recognized over the estimated average customer life or the minimum contractual term, whichever is shorter. The Company also defers direct incremental costs related to connection fees for fixed line customers, in an amount not exceeding the revenue deferred.

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

Multiple elements agreements (“MEA”)

MEA are agreements under which VEON provides more than one service. Services / products may be provided or ‘bundled’ under different agreements or in groups of agreements which are interrelated to such an extent that, in substance, they are elements of one agreement. In the event of an MEA, each element is accounted for separately if it can be distinguished from the other elements and has a fair value on a standalone basis. The customer’s perspective is important in determining whether the transaction contains multiple elements or is just a single element arrangement. The relative fair value method is applied in determining the value to be allocated to each element of an MEA. Fair value is determined as the selling price of the individual item. If an item has not been sold separately by the Group yet, but is sold by other suppliers, the fair value is the price at which the items are sold by the other suppliers.

9 Selling, general and administrative expenses

Selling, general and administrative expenses consist of the following:

	2016	2015	2014
Network and IT costs	1,043	1,017	1,402
Personnel cost	775	848	1,122
Customer associated costs	822	860	1,190
Losses on receivables	58	51	53
Taxes, other than income taxes	244	227	295
Provisions related to the Algeria transaction	—	—	50
Other	726	1,560	631

Total	3,668	4,563	4,743

Included in Other for the period ended December 31, 2015, is the provision expense related to the Uzbekistan investigation (see Note 25 for further details).

Dealer commissions

Dealer commissions are expensed in the consolidated income statement when the services are provided unless they meet the definition of an asset. Dealer commissions are part of customer associated costs.

Operating lease expenses

The rental payable under operating leases is recognized as an operating lease expenses in the income statement on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of VEON’s benefit. No asset is capitalized. If the periodic payments or part of the periodic payments has been prepaid, the Company recognizes these prepayments in the statement of financial position as other non-financial assets.

Total operating lease expense recognized in the consolidated income statement amounted to US$408 (2015: US$385, 2014: US$557). Please refer to Note 27 for details regarding operating lease commitments.

Accounting policies (leases)

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards associated with ownership of the leased asset to VEON. All other leases are classified as operating leases. The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, or when the terms of the agreement are modified.

Finance leases

At the commencement of a finance lease term, VEON recognizes the assets and liabilities in its statement of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments as determined at the inception of the lease. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. If there is no interest rate in the lease, the Company’s incremental borrowing rate is used. Any initial direct costs of VEON related to the lease are added to the amount recognized as an asset.

Operating leases

The rental payable under operating leases is recognized as an operating lease expenses in the income statement on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of VEON’s benefit. No asset is capitalized. If the periodic payments or part of the periodic payments has been prepaid, the Company recognizes these prepayments in the statement of financial position as other non-financial assets.

10 Impairment

Accounting policies

Goodwill

Goodwill is recognized for the future economic benefits arising from net assets acquired that are not individually identified and separately recognized.

Goodwill is not amortized but is tested for impairment annually and as necessary when circumstances indicate that the carrying value may be impaired.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGUs. These budgets and forecast calculations are prepared for a period of five years. For longer periods, a long-term growth rate is applied in order to project future cash flows after the fifth year.

Impairment of assets

Property and equipment, and intangible assets are tested for impairment. The Company assesses, at the end of each reporting period, whether there are any indicators that an asset may be impaired. If there are such indicators (i.e. asset becoming idle, damaged or no longer in use), the Company estimates the recoverable amount of the asset.

Impairment losses of continuing operations are recognized in the income statement in a separate line item.

The impairment charge relates to the following:

	Note	2016	2015	2014
Property and equipment	10,16	100	150	—
Intangible assets	10,17	14	—	—
Goodwill	10	78	95	976

		192	245	976

Carrying amount of goodwill and cash-generating units

Goodwill acquired through business combinations has been allocated to CGUs for impairment testing as follows:

Year ended December 31, 2016
CGU	2016	Impairment	Acquisition	Translation adjustment	2015
Russia	2,312	—	—	388	1,924
Algeria	1,393	—	—	(42)	1,435
Pakistan	497	—	201	1	295
Kazakhstan	176	—	—	3	173
Kyrgyzstan	145	(49)	—	17	177
Uzbekistan	114	—	—	(17)	131
Armenia	59	—	—	—	59
Tajikistan	—	(21)	—	—	21
Others	—	(8)	—	—	8

Total	4,696	(78)	201	350	4,223

Year ended December 31, 2015
CGU	2015	Impairment	Acquisition	Translation adjustment	Classification as held for sale	2014**
Italy*	—	—	—	(452)	(4,381)	4,833
Russia	1,924	—	2	(568)	—	2,490
Ukraine	—	(51)	—	(24)	—	75
Algeria	1,435	—	—	(321)	—	1,756
Pakistan	295	—	—	(12)	—	307
Kazakhstan	173	—	—	(149)	—	322
Kyrgyzstan	177	—		(51)	—	228
Uzbekistan	131	—	—	(12)	—	143
Armenia	59	(44)	—	(1)	—	104
Tajikistan	21	—	—	—	—	21
Others	8	—	—	2	—	6

Total	4,223	(95)	2	(1,588)	(4,381)	10,285

*	Italy has been classified as held for sale and discontinued operation as at August 2015 (Note 6)
**	The 2014 balances for Italy and Algeria were decreased and increased, respectively, by US$54 to correct for a misallocation between the segments.

There were no changes to the methodology of goodwill allocation to CGUs.

The Company performed its annual goodwill impairment test as at October 1, 2016. The Company considers the relationship between market capitalization and its book value, changes in country risk premiums and significant decreases in the operating results of its CGUs versus budgeted amounts, among other factors, when reviewing for indicators of impairment on a quarterly basis. As at the impairment test date, the market capitalization of the Group was not below the book value of its equity. The Company further performed an assessment for the period between October 1, and December 31, 2016 for any adverse developments that could have negatively impacted the valuations.

The recoverable amounts of CGUs have been determined based on fair value less costs of disposal calculations, using cash flow projections from business plans approved in the first quarter of 2016 by the Group’s senior management. These plans were updated for subsequent changes in the actual performances as well as any changes in the existing networks, renewal of the telecom licenses, any restructurings and other business initiatives. To the extent the business initiatives would not be valued by the market due to their early stages, they were not included in the cash flow projections. The business plans cover a period of five years. The key assumptions and outcomes of the impairment test are discussed separately below.

Impairment losses

2016

During the 2016 annual impairment test, the Company concluded impairments for the CGUs Georgia and Kyrgyzstan in amounts of US$29 and US$49, respectively. The impairments were concluded largely due to lower operating performances in those countries. The recoverable amounts of US$53 and US$219, respectively, were determined based on a fair value less costs of disposal calculation using the latest cash flow projections (Level 3 fair value). The Company applied a post-tax discount rate of 10.3% and 14.5%, respectively.

For Georgia CGU, the carrying amount of goodwill was already nil prior to the impairment test. As such, the total amount of the impairment loss was allocated to the carrying amounts of property and equipment and intangible assets based on relative carrying value before the impairment as follows:

Account	Impairment loss
Property and equipment	16
Intangible assets	13

Total	29

In Q4 2016, the Company also concluded an impairment for CGU Tajikistan in an amount of US$88 due to negative cash flow outlook primarily driven by excessive tax levies. The impairment was allocated to all non-current and current assets, including goodwill:

Account	Impairment loss
Property and equipment	54
Intangible assets	1
Goodwill	21
Other assets*	12

Total	88

*	Other assets includes trade and other receivables and deferred tax assets. The impairments on these assets have been recognized on the income statement accounts relating to these assets, i.e. Selling, general and administrative expenses and Income tax expense.

Additionally, in connection with the rollout of the Company’s transformation strategy and commitment to network modernization, the Company has re-evaluated the plans for its existing network, including equipment purchased but not installed, and consequently recorded an impairment loss of US$30.

2015

In Q1 2015, due to higher weighted average cost of capital for Ukraine by 1.0% as compared to October 1, 2014, the Group recorded an impairment loss of US$51 in the Ukraine CGU. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections (Level 3 fair value). Due to the macroeconomic and geopolitical situation in the country, the Company applied higher post-tax discount factors for the first two years in the explicit period of 27.1% in 2015 and 20.4% in 2016, followed by normalized post-tax discount rate of 17.8% as at March 31, 2015.

Also, due to higher weighted average costs of capital for the CGU Armenia, an impairment was reported in Q1 2015 for the amount of US$44. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections (Level 3 fair value). The Company applied post-tax discount rate of 12.1% as at March 31, 2015.

Based on the annual goodwill impairment test as at October 1, 2015, there were no other impairment losses identified for these and other CGUs.

Several countries exhibited very limited headroom, and these are discussed in more details later in this Note.

Additionally, in connection with the rollout of the Company’s transformation strategy and commitment to network modernization, the Company has re-evaluated the plans for its existing network, including equipment purchased but not installed, and consequently recorded an impairment loss of US$150.

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

Other impairment concluded related to goodwill in Laos of US$34. The recoverable amounts were determined based on the fair value less costs of disposal calculations using the latest cash flow projections and a post-tax discount rate of 16.2% for Laos and 13.1% for other CGUs (Level 3 fair value).

In addition, the Company recorded an impairment for other non-current assets for the total amount of US$110, which was offset by an impairment reversal pertaining to the sale by VEON and GTH of all of our debt and equity interest in the Globalive group of companies in Canada in 2014.

Key assumptions

The key assumptions and inputs used by the Company in determining the recoverable amount are:

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

The discount rates used in the impairment test were initially determined in US$ based on the risk free rate for 20-year maturity bonds of the United States Treasury, adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific CGU relative to the market as a whole.

The equity market risk premium used was 5.5% (2015: 5.5%, 2014: 5.5%). The systematic risk, beta, represents the median of the raw betas of the entities comparable in size and geographic footprint with the ones of the Company (“Peer Group”).

The debt risk premium is based on the median of Standard & Poor’s long-term credit rating of the Peer Group.

The weighted average cost of capital is determined based on target debt-to-equity ratios representing the median historical five-year capital structure for each entity from the Peer Group.

The discount rate in functional currency of a CGU is adjusted for the long-term inflation forecast of the respective country in which the business operates, as well as the applicable country risk premium. Due to the current macroeconomic situation in Russia and Ukraine, the Company applied higher discount rates for the last quarter of 2016 and the year 2017.

Discount rate (functional currency)	2016	2015	2014
Russia*	9.7%	11.2%	11.2%
Ukraine*	17.2%	18.2%	16.8%
Algeria	9.8%	11.4%	10.8%
Pakistan	14.3%	15.7%	16.6%
Bangladesh	11.9%	13.4%	12.9%
Kazakhstan	12.4%	12.3%	11.4%
Kyrgyzstan	14.5%	14.2%	16.5%
Uzbekistan	15.4%	18.4%	10.2%
Armenia	12.0%	12.9%	11.7%
Georgia	10.3%	12.6%	13.1%
Tajikistan	n.a.	13.5%	12.7%

*	Due to the current macroeconomic situation in Russia and Ukraine, the Company applied higher discount rates for the last quarter of 2016 and the year 2017 as follows:
Russia: 12.7% (2016) and 10.7% (2017)
Ukraine: 26.9% (2016) and 23.0% (2017)

The revenue growth rates vary based on numerous factors, including size of market, GDP (Gross Domestic Product), foreign currency projections, traffic growth, market share and others.

Average annual revenue growth rate during forecast period (functional currency)	2016	2015	2014
Russia	2.4%	2.4%	1.2%
Ukraine	3.6%	3.9%	4.6%
Algeria	(0.8)%	(0.9%)	6.0%
Pakistan	7.6%	4.8%	6.1%
Bangladesh	6.4%	6.5%	9.6%
Kazakhstan	4.4%	3.5%	2.9%
Kyrgyzstan	(1.8)%	2.4%	2.7%
Uzbekistan	1.7%	1.7%	(3.6%)
Armenia	(2.8)%	(0.7%)	2.1%
Georgia	6.4%	6.5%	5.8%
Tajikistan	n.a.	(4.2%)	6.4%

Terminal growth rate is estimated based on a percentage that is lower than or equal to the country long-term inflation forecast, depending on the CGU.

Terminal growth rate	2016	2015	2014
Russia	1.0%	1.0%	1.0%
Ukraine	1.0%	3.0%	2.0%
Algeria	3.0%	4.0%	4.0%
Pakistan	4.0%	5.0%	6.0%
Bangladesh	4.7%	5.9%	5.7%
Kazakhstan	2.0%	3.0%	3.0%
Kyrgyzstan	2.5%	2.5%	3.0%
Uzbekistan	1.0%	2.0%	2.0%
Armenia	1.0%	2.0%	4.0%
Georgia	1.0%	3.0%	3.0%
Tajikistan	n.a.	2.0%	2.0%

The forecasted operating margin is based on the budget of the following year and assumes cost optimization initiatives which are part of on-going operations, as well as regulatory and technological changes known to date, such as telecommunication license issues and price regulation among others. Similarly, the capital expenditures are based on the budget of the following year and network roll-out plans.

Average operating (EBITDA) margin	2016	2015	2014
Russia	38.6%	44.1%	38.8%
Ukraine	44.9%	44.9%	45.1%
Algeria	50.8%	48.7%	52.3%
Pakistan	33.3%	39.2%	39.6%
Bangladesh	44.9%	41.2%	41.3%
Kazakhstan	43.6%	52.3%	47.1%
Kyrgyzstan	43.9%	54.1%	50.5%
Uzbekistan	58.2%	61.2%	56.3%
Armenia	37.8%	35.5%	35.9%
Georgia	25.7%	32.2%	22.8%
Tajikistan	n.a.	42.4%	47.9%

Average capital expenditure as a percentage of revenue	2016	2015	2014
Russia	15.9%	16.5%	17.5%
Ukraine	17.0%	19.1%	22.6%
Algeria	15.8%	16.3%	13.6%
Pakistan	14.3%	14.1%	20.9%
Bangladesh	14.6%	15.8%	17.8%
Kazakhstan	18.8%	20.3%	13.0%
Kyrgyzstan	17.0%	12.3%	14.1%
Uzbekistan	18.2%	16.3%	20.0%
Armenia	14.1%	11.8%	15.7%
Georgia	17.3%	16.4%	18.9%
Tajikistan	n.a.	13.6%	12.9%

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

		Potential impairment if an assumption changes by 1%
CGU	Headroom in USD	Discount Rate	Avg. growth rate	Avg. operating margin	Avg. CAPEX / Revenue	Terminal growth rate
Armenia	—	12	7	6	4	9

11 Income taxes

Accounting policies

Income taxes

Income tax expense represents the aggregate amount determined on the profit for the period based on current tax and deferred tax.

In circumstances where the tax relates to items that are charged to other comprehensive income or directly to equity, the tax is also charged respectively to other comprehensive income or directly to equity.

Uncertain tax positions

The Group’s policy is to comply with the applicable tax regulations in the jurisdictions in which its operations are subject to income taxes. The Group’s estimates of current income tax expense and liabilities are calculated assuming that all tax computations filed by the Company’s subsidiaries will be subject to a review or audit by the relevant tax authorities. The Company and the relevant tax authorities may have different interpretations of how regulations should be applied to actual transactions (refer Note 25 and Note 27, respectively, for further details regarding provisions recognized and risks and uncertainties). Such uncertain tax positions are accounted for in accordance with IAS 12 ‘Income Taxes’.

Deferred taxation

Deferred taxes are recognized using the liability method and thus are computed as the taxes recoverable or payable in future periods in respect of deductible or taxable temporary differences.

Income tax expense

Income tax expense consisted of the following for the years ended December 31:

Current tax	2016	2015	2014
Current year	615	712	601
Adjustments in respect of previous years	(3)	38	(40)

	612	750	561

Deferred tax
Origination / (reversal) of temporary difference	(217)	(782)	(52)
Changes in tax rates	(7)	24	(4)
Current year tax losses unrecognized	172	207	72
(De)recognition and utilization of previously unrecognized tax loss / tax credit	(15)	(23)	(12)
Expiration of tax losses	2	—	5
Derecognition of previously recognized tax losses	95	32	20
Write off / (reversal of write off) of deferred tax asset temporary differences	—	7	14
Adjustments of previous years	—	6	(15)
(Un)recognized other carry forwards	(7)	(1)	10
Other deferred tax effects	—	—	(1)

	23	(530)	37

Income tax expense	635	220	598

Any penalties or interests relating to income tax claims or litigations are included in the income tax line item.

The table below outlines the reconciliation between the statutory tax rate in the Netherlands (25%) and effective corporate income tax rates for the Group, together with the corresponding amounts:

Reconciliation between statutory and effective income tax:	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Profit / (loss) before tax from continued operations	347	(595)	375
Income tax expense / (benefit) computed on profit before taxes at statutory tax rate	87	(148)	94
Difference due to the effects of:
Different tax rates in different jurisdictions	152	(76)	(150)
Non-deductible expenses	89	320	481
Non-taxable income	(81)	(11)	(106)
Prior year adjustments	(3)	44	(54)
Change in recognition of deferred tax assets	247	230	3
Withholding taxes	62	(179)	262
Tax claims	59	5	97
Change in Income tax rate	(7)	28	(4)
Other	30	7	(25)

Income tax charge for the period	635	220	598

The effective tax rate amounts to 183.0% in 2016 (2015: 37.0%, 2014: 159.5%).

Explanatory notes to the effective tax rate

Different tax rates

US$152 adjustment is due to different tax rates of countries that are higher compared to the Dutch statutory tax rate of 25%. The US$152 mainly relates to Uzbekistan which has a profit before tax of US$339 and a statutory tax rate of 50%.

Permanent differences

The non-deductible expenses have an increasing effect on the effective tax rate (US$89).

The 2016 non-deductible expenses mainly relate to GTH (US$24), Pakistan (US$20) and Tajikistan (US$18). The main item of GTH non-deductible expenses in the amount of US$24 represents a legal provision due to the Iraqna case (refer to Note 25). The non-deductible expenses of US$20 within Pakistan mainly relate to permanent differences due to Final Tax Regime (“FTR”) on mobile financial services and site sharing expenses. The FTR is a final tax liability on source income arising from sales, contracts and import of goods and services. Therefore, expenses incurred in deriving such income are treated as non-deductible. For Tajikistan, the non-deductible expenses mainly relate to on charged intercompany expenses.

The 2015 non-deductible expenses mainly relate to the provision recognized regarding the Uzbekistan investigations (Note 25) being non-tax deductible (US$199 tax impact), non-deductible interest expenses recorded in Egypt and non-deductible impairment losses.

Change in recognition of deferred tax assets

In 2016, the effective tax rate was impacted by a US$247 change in recognition of deferred tax assets resulting mainly from tax losses for which no deferred tax asset was recognized in the Netherlands. Furthermore WIND Telecom SpA has tax losses for which a deferred tax assets had been recognized of US$95. As a result of the Italy Joint Venture we will no longer be able to offset these losses against future profits of our Italian operating company, as a consequence the deferred tax asset of US$95 was written down. At the same time, Bangladesh starts to be profit making and utilizing its tax losses. During 2016, the (positive) results of Bangladesh have been monitored closely. As there were sufficient arguments to start recognizing some of the deferred tax assets on losses, an amount of US$21 was recognized as at December 31, 2016.

In 2015, the effective tax rate was impacted by a US$220 change in recognition of deferred tax assets resulting mainly from tax losses for which no deferred tax asset was recognized in Georgia, Egypt and the Netherlands and a re-measurement of deferred tax asset on previous year tax losses in Luxembourg.

Withholding taxes

In 2016, the expense related to withholding taxes amounted to US$62. US$25 of such withholding taxes relate to amounts due as a result of a dividend from Russia of US$500 to be paid in 2017. The withholding tax on dividends at CIS level mainly relates to withholding taxes on a dividend from Kyrgyzstan that increased due to expected future dividend distributions during 2017. Furthermore, it is expected that Algeria and Pakistan will distribute dividends being subject to withholding tax in the foreseeable future resulting in an increase in accruals in 2016.

In 2015, the effect of withholding taxes on undistributed earnings resulted in a tax benefit of US$179. The amount includes a tax benefit of US$61 relating to a release of accrued Russian withholding taxes on dividends that will be distributed and a release of accrued withholding taxes for the Algerian capital gain taxes and distributed dividends (US$59).

Furthermore, the Company released the accrued withholding taxes on distribution of dividends from the former CIS region after the restructuring of Kar-tel and Sky-Mobile (US$75). The Company also accrued for withholding taxes on future distributions resulting in a net impact of US$58.

Prior year adjustments

The effect of prior year adjustments of US$3 decreased the effective tax rate and mainly relate to Luxembourg for an amount of US$3 due to adjustment in carry forward losses arising due to filing to annual tax return.

Tax claims

The tax claims relate to provisions for uncertain income tax positions (see Note 25).

Changes in income tax rates

Changes in income tax rates of US$7 decreased the effective tax rate. The nominal tax rate decreased in Pakistan (from 32% to 31% in 2016).

In 2015, the increase of the effective tax rate was mainly caused by the nominal tax rate increase in Uzbekistan (from 7.5% to 53% as from 2016).

Minimum taxes and other

US$30 mainly relates to recorded alternative minimum taxes (US$11) and tax credits (US$14) for Pakistan.

Deferred taxes

As at December 31, 2016 and December 31, 2015, the Group reported the following deferred tax assets and liabilities in the statement of financial position:

	December 31, 2016	December 31, 2015
Deferred tax assets	343	150
Deferred tax liabilities	(331)	(404)

Net deferred tax position	12	(254)

The following table shows the movements of the deferred tax assets and liabilities in 2016:

		Movements in Deferred taxes
	Opening balance	Net income statement movement	Changes in composition of the group	Other comprehensive income & Other	Currency translation	Tax rate changes	Ending balance
Property, plant and equipment, net	(499)	32	74	26	(54)	1	(420)
Intangible assets, net	(228)	32	(3)	37	(3)	(1)	(166)
Trade accounts receivable	21	13	—	(1)	(3)	—	30
Other assets	(5)	3	—	—	(1)	—	(3)
Provisions	23	3	3	(1)	1	—	29
Long-term debt	9	9	—	(1)	8	—	25
Accounts payable	71	8	—	1	14	—	94
Other liabilities	45	7	1	(2)	2	—	53
Other movements and temporary differences	20	—	—	1	1	—	23
Deferred subnational income taxes and other	(2)	1	(2)	2	—	—	(1)
Withholding tax on undistributed earnings	(45)	(26)	—	—	(2)	—	(73)

	(590)	82	73	62	(37)	—	(409)
Tax losses and other carry forwards*	2,613	(89)	233	(14)	(298)	(174)	2,270
Non recognized deferred tax assets on losses and credits*	(2,263)	—	—	(44)	311	174	(1,822)
Non recognized deferred tax assets on temporary differences	(14)	(16)	—		3	—	(27)

Net deferred tax position	(254)	(23)	306	4	(21)	—	12

*	The deferred tax movements in other comprehensive income for the period ended December 31, 2016 relates to non-recognized deferred tax asset on losses of US$3 for Wind Telecom S.p.A.

The movement in net deferred tax position mainly relates to recognition of losses for Pakistan due to the acquisition of Warid Telecom.

As at December 31, 2016, the amount of deductible temporary differences for which no deferred tax asset is recognized amounts to US$27 for Georgia.

The following table shows the movements of the deferred tax assets and liabilities in 2015:

		Movements in Deferred taxes
	Opening balance	Net income statement movement	Changes in composition of the group	Other comprehensive income & Other	Currency translation	Tax rate changes	Ending balance
Property, plant and equipment, net	(547)	(9)	(8)	—	95	(30)	(499)
Intangible assets, net	(774)	73	401	—	80	(8)	(228)
Trade accounts receivable	74	25	(80)	—	(6)	8	21
Other assets	303	(162)	(131)	—	(13)	(2)	(5)
Provisions	42	(5)	(21)	—	(8)	1	9
Long-term debt	(19)	24	19	—	(2)	1	23
Accounts payable	69	37	(18)	—	(25)	8	71
Other liabilities	84	(32)	—	—	(12)	5	45
Other movements and temporary differences	7	(3)	—	18	(2)	—	20
Deferred subnational income taxes and other	(6)	(10)	16	—	(2)	—	(2)
Withholding tax on undistributed earnings	(599)	540	—	—	14	—	(45)

	(1,366)	478	178	18	119	(17)	(590)
Tax losses and other carry forwards*	3,116	(72)	(384)	(20)	(20)	(7)	2,613
Non recognized deferred tax assets on losses and credits*	(2,646)	—	384	—	(1)	—	(2,263)
Non recognized deferred tax assets on temporary differences	(166)	153	—	—	(1)	—	(14)

Net deferred tax position	(1,062)	559	178	(2)	97	(24)	(254)

VEON recognizes a deferred tax asset for the carry forward of unused tax losses and other carry forwards to the extent that it is probable that the deferred tax asset will be utilized. The amount and expiry date of deductible temporary differences, unused tax losses and other carry forwards for which no deferred tax asset is recognized are as follows as at December 31, 2016:

Tax losses year of expiration	Recognized losses	Recognized DTA	Non-recognized losses	Non-recognized DTA
0 - 5 years	(47)	—	(1,016)	237
6 - 10 years	—	9	(2,148)	537
> 10 years	—	—	—	—
Indefinitely	(1,223)	402	(5,137)	1,003

Total	(1,270)	411	(8,301)	1,777

Other carry forwards year of expiration	Recognized credits	Recognized DTA	Non-recognized other carry forwards	Non-recognized DTA
0 - 5 years	(37)	37	—	—
6 - 10 years	—	—	—	—
> 10 years	—	—	—	—
Indefinitely	—	—	(187)	45

Total	(37)	37	(187)	45

The losses mainly relate to Luxembourg (US$5,126) and Dutch holding entities (US$2,148) of which US$80 of losses is recognized.

The following tables show the recognized and not recognized deferred income tax assets as at December 31, 2015 for comparison purposes:

Tax losses year of expiration	Recognized losses	Recognized DTA	Non-recognized losses	Non-recognized DTA
0 - 5 years	—	—	(2,217)	548
6 - 10 years	(32)	6	(1,290)	322
> 10 years	—	—	—	—
Indefinitely	(907)	308	(5,671)	1,340

Total	(939)	314	(9,178)	2,210

Other carry forwards year of expiration	Recognized credits	Recognized DTA	Non-recognized other carry forwards	Non-recognized DTA
0 - 5 years	(35)	35	—	—
6 - 10 years	—	—	—	—
> 10 years	—	—	—	—
Indefinitely	—	—	(193)	53

Total	(35)	35	(193)	53

VEON reports the tax effect of the existence of undistributed profits that will be distributed in the foreseeable future. The Company has a deferred tax liability of US$73 relating to the tax effect of the undistributed profits that will be distributed in the foreseeable future, primarily in relation to its Russian, Algerian and Pakistan operations.

At December 31, 2016, undistributed earnings of VEON’s foreign subsidiaries (outside the Netherlands) which are indefinitely invested and will not be distributed in the foreseeable future, amounted to US$8,495 (2015: US$8,239). Accordingly, no deferred tax liability is recognized for this amount of undistributed profits.

Taxes recorded outside the income statement

In 2015, the amount of current and deferred taxes reported outside of the income statement amounts to US$348 comprising of US$345 current tax charge and US$(3) deferred tax charge. The current tax charge mainly relates to the Algerian capital gain tax of US$428, out of which US$350 was recognized directly in equity (Note 6).

Non-current income tax assets

The Company reported both current and non-current income tax assets, totaling US$194. This mainly relates to advanced tax payments in Pakistan, Bangladesh and Ukraine which can only be offset against income tax liabilities in fiscal periods subsequent to 2016.

12 Investments in subsidiaries

Information about significant subsidiaries

Name of significant subsidiaries	Country of incorporation	Nature of the subsidiary	Ownership held by the Group (%)
			2016	2015
VimpelCom Amsterdam B.V.	Netherlands	Holding	100%	100%
Wind Telecom S.p.A.	Italy	Holding	100%	100%
VimpelCom Holdings B.V.	Netherlands	Holding	100%	100%
PJSC VimpelCom	Russia	Operating	100%	100%
“Kyivstar” PJSC	Ukraine	Operating	100%	100%
LLP “KaR-Tel”	Kazakhstan	Operating	75.0%	75.0%
LLC “Tacom”	Tajikistan	Operating	98.0%	98.0%
LLC “Unitel”	Uzbekistan	Operating	100%	100%
LLC “Mobitel”	Georgia	Operating	80.0%	80.0%
CJSC “ArmenTel”	Armenia	Operating	100%	100%
LLC “Sky Mobile” (see Note 6 for transaction description )	Kyrgyzstan	Operating	50.1%	50.1%
VimpelCom Lao Co. Ltd.	Lao PDR	Operating	78.0%	78.0%
Weather Capital S.à r.l.	Luxembourg	Holding	100%	100%
Weather Capital Special Purpose 1 S.A.	Luxembourg	Holding	100%	100%
Global Telecom Holding S.A.E	Egypt	Holding	51.9%	51.9%
Omnium Telecom Algérie S.p.A.*	Algeria	Operating	23.7%	23.7%
Optimum Telecom Algeria S.p.A.*	Algeria	Operating	23.7%	23.7%
Pakistan Mobile Communications Limited (see Note 6 for transaction description )	Pakistan	Operating	44.0%	51.9%
Banglalink Digital Communications Limited	Bangladesh	Operating	51.9%	51.9%
WIND Acquisition Holdings Finance S.p.A**	Italy	Holding	n/a	100%
WIND Retail S.r.l.**	Italy	Operating	n/a	100%
WIND Telecomunicazioni S.p.A.**	Italy	Operating	n/a	100%

*	The Group has concluded that it controls OmniumTelecom Algérie S.p.A and Optimum Telecom Algeria S.p.A even though its subsidiary, Global Telecom Holding S.A.E. owns less than 50% of the ordinary shares. This is because the Company can exercise operational control through a shareholders’ agreement. (Note 6)
**	Please refer to Note 13 for further description of investment in the Italy Joint Venture.

The company holds and controls its investments in Omnium Telecom Algérie S.p.A., Optimum Telecom Algeria S.p.A, Pakistan Mobile Communications Limited, Warid Telecom Limited and Banglalink Digital Communications Limited though its subsidiary Global Telecom Holding S.A.E. in which it holds a 51.9% interest as at December 31, 2016. The equity interest presented in the table above represents the economic rights available to the Company.

Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below:

Name of significant subsidiaries	Country of operation	Equity interest held by non-controlling interest in %
		2016	2015
LLP “KaR-Tel”	Kazakhstan	25.0%	25.0%
LLC “Sky Mobile”	Kyrgyzstan	49.8%	49.8%
Global Telecom Holding S.A.E. (comprising Pakistan, Bangladesh and Algeria)	Egypt	48.1%	48.1%
Omnium Telecom Algérie S.p.A.**	Algeria	76.3%	76.3%

Book values of material non-controlling interests
LLP “KaR-Tel”	Kazakhstan	253	241
LLC “Sky Mobile”	Kyrgyzstan	164	225
Global Telecom Holding S.A.E.	Egypt	(219)	(224)
Omnium Telecom Algérie S.p.A.**	Algeria	1,332	1,404

Profit/(loss) allocated to material non-controlling interests
LLP “KaR-Tel”	Kazakhstan	10	44
LLC “Sky Mobile”	Kyrgyzstan	(21)	40
Global Telecom Holding S.A.E.	Egypt	116	26
Omnium Telecom Algérie S.p.A.**	Algeria	141	132

The summarized financial information of these subsidiaries before inter-company eliminations is as follows:

Summarized income statement:

Year ended December 31, 2016	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A.**
Operating revenue	308	136	2,955	1,040
Operating expenses	(255)	(162)	(2,463)	(753)
Other costs / income	2	(12)	(213)	(33)

Profit / (loss) before tax	55	(38)	279	254
Income tax expense	(14)	(5)	(144)	(69)

Profit / (loss) for the year	41	(43)	135	185

Total comprehensive income	41	(43)	135	185

Attributed to non-controlling interest	10	(21)	116	141
Dividends paid to non-controlling interest	—	—	—	—

Year ended December 31, 2015	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A.**
Operating revenue	534	164	2,894	1,273
Operating expenses	(410)	(93)	(2,462)	(922)
Other costs / income	97	29	(364)	(72)

Profit / (loss) before tax	221	100	68	279
Income tax expense	(51)	(10)	(115)	(106)

Profit / (loss) for the year	170	90	(47)	173

Total comprehensive income	170	90	(47)	173

Attributed to non-controlling interest	44	40	26	132
Dividends paid to non-controlling interest	—	—	—	(57)

Year ended December 31, 2014	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A.**
Operating revenue	690	178	3,331	1,692
Operating expenses	(513)	(109)	(2,972)	(1,211)
Other costs / income	25	22	(758)	(30)

Profit / (loss) before tax	202	91	(399)	451
Income tax expense	(49)	(10)	(286)	(60)

Profit / (loss) for the year	153	81	(685)	391

Total comprehensive income	153	81	(685)	391

Attributed to non-controlling interest	49	23	(324)	194
Dividends paid to non-controlling interest	—	—	—	—

Summarized statement of financial position:

As at December 31, 2016	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A.**
Property and equipment	203	80	2,314	531
Intangible assets	91	14	1,356	394
Other non-current assets	205	147	2,268	1,417
Trade and other receivables	16	6	222	44
Cash and cash equivalents	29	33	606	309
Other current assets	64	3	337	84
Financial liabilities	—	—	(2,903)	(343)
Provisions	(7)	(15)	(396)	(28)
Other liabilities	(94)	(29)	(1,787)	(492)

Total equity	507	239	2,017	1,916

Attributed to equity holders of parent	254	75	2,236	584
Non-controlling interest	253	164	(219)	1,332

As at December 31, 2015	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A.**
Property and equipment	199	67	2,125	522
Intangible assets	11	11	1,358	493
Other non-current assets	183	178	1,770	1,538
Trade and other receivables	20	15	253	135
Cash and cash equivalents	136	45	508	402
Other current assets	79	75	406	76
Financial liabilities	(13)	—	(2,490)	(539)
Provisions	(7)	—	(374)	(31)
Other liabilities	(84)	(29)	(1,548)	(585)

Total equity	524	362	2,008	2,011

Attributed to equity holders of parent	283	137	2,232	607
Non-controlling interest	241	225	(224)	1,404

Summarized cash flow statement:

Year ended December 31, 2016	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A.**
Operating	99	58	1,077	446
Investing	(124)	45	(473)	(238)
Financing	(83)	(115)	(492)	(288)
Effect of exchange rate changes on cash and cash equivalents	1	(1)	(14)	(14)

Net increase / (decrease) in cash equivalents	(107)	(12)	98	(93)

Year ended December 31, 2015	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A.**
Operating	137	81	(339)	(706)
Investing	(363)	(65)	(823)	(201)
Financing	(110)	(88)	(1,032)	(1,270)
Effect of exchange rate changes on cash and cash equivalents	(5)	(3)	(151)	(153)

Net increase / (decrease) in cash equivalents	(341)	(75)	(2,345)	(2,330)

Year ended December 31, 2014	LLP “KaR-Tel”	LLC “Sky Mobile”	Global Telecom Holding S.A.E.	Omnium Telecom Algérie S.p.A.**
Operating	255	82	(362)	793
Investing	45	21	252	(393)
Financing	(72)	—	102	—
Effect of exchange rate changes on cash and cash equivalents	(14)	(2)	1	(317)

Net increase / (decrease) in cash equivalents	214	101	(7)	83

**	The amount of non-controlling interests presented for Omnium Telecom Algérie S.p.A. of 76.3% represents the non-controlling interests in Algeria of 54.5% and the non-controlling interests in the intermediate parent company in Egypt Global Telecom Holding S.A.E of 48.1%.

13 Investments in associates and joint ventures

Accounting policies

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

The Company assesses, at the end of each reporting period, whether there are any indicators that an investment in an associate or joint venture may be impaired. If there are such indicators (i.e. joint venture making losses), the Company estimates the recoverable amount of the joint venture after applying the equity method.

Significant joint ventures	Country of incorporation	Nature of entity	Ownership held by the Group (%)
			2016	2015
VIP-CKH Luxembourg S.à.r.l.*	Luxembourg	Holding	50%	—
VIP-CKH Ireland Limited*	Ireland	Financing	50%	—
Euroset Holding N.V. (“Euroset”)	Russia	Operating	50%	50%

*	Together, the Italy Joint Venture (see Note 4).

Investments in associates and joint ventures	2016	2015

Italy Joint Venture	2,053	—
Euroset	126	199
Other investments in associates and joint ventures	—	2

	2,179	201

Share of profit / (loss) of associates and joint ventures accounted for using the equity method	2016	2015	2014

Italy Joint Venture	59	—	—
Euroset	(10)	18	(8)
Other associates and joint ventures	(1)	(4)	(30)

	48	14	(38)

Italy Joint Venture

The Italy Joint Venture includes VIP-CKH Luxembourg S.à.r.l and its subsidiaries, which hold the combined businesses of Wind and 3 Italia, and the financing company VIP-CKH Ireland Limited.

On November 5, 2016, the Company completed the transaction with CK Hutchison to form a joint venture in Italy, combining their respective businesses. Refer to Note 4 for significant judgments made and Note 6 for further details regarding this transaction.

The information of the Italy Joint Venture disclosed below reflects the amounts presented in the financial statements of the relevant joint venture’s and not the Group’s share of those amounts. The information presented below has been amended to reflect adjustments made by the Company when using the equity method, including fair value adjustments and modifications for differences in accounting policy.

Income statement	2016*
Revenue	1,250
Operating expenses	(1,058)
Other (expenses) / income	(20)
Income tax expense	(54)

Profit for the period	118
Other comprehensive income	—

Total comprehensive income	118

*	Results are included from November 5, 2016, being the date the joint venture was formed.

Statement of financial position	December 31, 2016
Current assets	2,579
Non-current assets	17,469
Assets held for sale	53

Total assets	20,101

Current liabilities	(3,322)
Non-current liabilities	(12,673)

Total liabilities	(15,995)

Net assets	4,106

Reconciliation to carrying amounts
Company’s share (%)	50%
Company’s share of JV net assets	2,053

Carrying amount	2,053

Included in the balances reposted above are the following:
Cash and cash equivalents	666
Current financial liabilities*	186
Non-current financial liabilities*	12,409

*	Financial liabilities exclude trade and other payables and provisions.

Included within operating expenses is US$290 of depreciation and amortization expense. Included within Other (expenses) / income is US$68 of interest expense.

There were no dividends received from the Italy Joint Venture in 2016.

The Italy Joint Venture is restricted from making dividend distributions and certain other payments to VEON as a result of existing covenants in the financing documents, which govern the secured debt of the Italy Joint Venture.

Impairment of Euroset

In Q4 2016, due to operational underperformance of Euroset, the Company recorded an impairment of US$99. The recoverable amount of Euroset has been determined based on fair value less costs of disposal calculations, using the most recent cash flow projections.

Key assumptions	December 31, 2016
Discount rate (functional currency)	16.0%
Average annual revenue growth rate during forecast period (functional currency )	4.5%
Terminal growth rate	1.0%
Average operating (EBITDA) margin during forecast period	3.7%
Average capital expenditure as a percentage of revenue	0.4%

14 Other non-operating losses / (gains)

Other non-operating losses / (gains) consisted of the following for the years ended December 31:

	2016	2015	2014
Change of fair value of embedded derivative	(12)	—	—
Change of fair value of other derivatives	120	15	(114)
Ineffective portion of cash flow hedges	—	6	(7)
Gain on sale of financial assets	(21)	(4)	(2)
Early debt redemption fees		(4)	—
Other (gains) / losses	(5)	29	2

	82	42	(121)

The change in fair value of other derivatives mainly relates to derivatives in Russia (refer to Note 18).

15 Earnings per share

Earnings per common share for all periods presented has been determined by dividing profit available to common shareholders by the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

	Year ended December 31
Continuing operations	2016	2015	2014
	(In millions of U.S. dollars, except share amounts)
Numerator:
(Loss)/profit for the period attributable to the owners of the parent	(380)	(917)	33

Denominator:
Denominator for basic earnings per share—weighted average common shares outstanding (millions)	1,749	1,748	1,748

Effect of dilutive securities: Employee stock options (millions)	—	1	1
Denominator for diluted earnings per share—assumed conversions (millions)	1,749	1,749	1,749

Basic (loss) / earnings per share	($0.22)	($0.52)	$0.02

Diluted (loss) / earnings per share	($0.22)	($0.52)	$0.02

Employee stock options, representing 100,000 shares that are all out of the money as at December 31, 2016, were excluded in the computation of diluted EPS because inclusion of the options would have been antidilutive for the periods presented.

	Year ended December 31
Discontinued operations	2016	2015	2014
	(In millions of U.S. dollars, except share amounts)
Numerator:
(Loss) / profit for the period attributable to the owners of the parent	2,708	262	(680)

Denominator:
Denominator for basic earnings per share—weighted average common shares outstanding (millions)	1,749	1,748	1,748

Effect of dilutive securities: Employee stock options (millions)	—	1	1
Denominator for diluted earnings per share—assumed conversions (millions)	1,749	1,749	1,749

Basic (loss) / earnings per share	$1.55	$0.15	($0.39)

Diluted (loss) / earnings per share	$1.55	$0.15	($0.39)

16 Property and equipment

Property and equipment consisted of the following:

	Telecommunications equipment	Land, buildings and constructions	Office and measuring equipment	Other Equipment	Equipment not installed and assets under construction	Total
Cost
At January 1, 2015	17,354	561	1,227	417	1,502	21,061

Reclassification to AHFS*	(5,085)	—	(163)	(29)	(233)	(5,510)
Additions	342	9	40	2	1,486	1,879
Disposals	(1,126)	(28)	(148)	(7)	(8)	(1,317)
Transfer	1,403	34	806	(660)	(1,583)	—
Acquisitions	1	—	2	1	—	4
Translation adjustment	(2,821)	(153)	(341)	(34)	(245)	(3,594)

At December 31, 2015	10,068	423	1,423	(310)	919	12,523

Acquisition (Note 6)	116	10	39	—	34	199
Additions	62	7	19	2	1,322	1,412
Disposals	(444)	(9)	(30)	(3)	(22)	(508)
Transfer	1,153	9	(603)	655	(1,214)	—
Translation adjustment	1,137	21	109	18	(53)	1,232

At December 31, 2016	12,092	461	957	362	986	14,858

Depreciation and impairment
At January 1, 2015	(7,976)	(187)	(761)	(279)	(9)	(9,212)

Reclassification to AHFS*	1,921	—	99	25	—	2,045
Transfer	73	(3)	(680)	686	(90)	(14)
Depreciation charge for the year	(1,765)	(35)	(136)	(30)	—	(1,966)
Disposals	1,069	7	145	5	—	1,226
Impairment	(45)	(7)	—	(1)	(97)	(150)
Translation adjustment	1,502	46	241	(2)	—	1,787

At December 31, 2015	(5,221)	(179)	(1,092)	404	(196)	(6,284)

Divestment
Transfer	(17)	(1)	658	(637)	(3)	—
Depreciation charge for the year	(1,266)	(33)	(116)	(24)	—	(1,439)
Disposals	415	6	27	2	14	464
Impairment	(65)	(2)	(4)	(2)	(27)	(100)
Translation adjustment	(772)	(9)	(71)	(8)	80	(780)

At December 31, 2016	(6,926)	(218)	(598)	(265)	(132)	(8,139)

Net book value
At January 1, 2015	9,378	374	466	138	1,493	11,849
At December 31, 2015	4,847	244	331	94	723	6,239
At December 31, 2016	5,166	243	359	97	854	6,719

*	AHFS – Asset held for sale

Property and equipment pledged as security for bank borrowings amounts to US$1,029 as of December 31, 2016 (US$955 as of December 31, 2015) and primarily relate to securities for borrowings of PMCL (please refer to Note 18 for the details of borrowing).

Property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

•	Telecommunication equipment 3-20 years;

•	Buildings and constructions 10-50 years;

•	Office and measuring equipment 3-10 years; and

•	Other equipment 3-10 years.

Each asset’s residual value, useful life and method of depreciation is reviewed at the end of each financial year and adjusted prospectively, if necessary.

Depreciation charge from Italy for comparative periods

The depreciation charge for 2015 includes depreciation charges from the Italy segment of US$416 before the segment was classified as held for sale and discontinued operations.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time (longer than six months) to get ready for its intended use are capitalized as part of the cost of the respective qualifying assets. All other borrowing costs are expensed in the period incurred.

During 2016, VEON capitalized interest in the cost of property and equipment in the amount of US$5 (2015: US$9). In 2016, the capitalization rate was 10.3% (2015: 9.7%).

Change in estimate

During 2016 there were no other material change in estimates related to property and equipment other than the impairment described in Note 10 of US$100 (2015: US$150), and accelerated depreciation in Bangladesh, Pakistan and Ukraine pertaining to network modernization activities US$153 (2015: US$100 related to Pakistan network modernization activities).

Non-cash investing activities

In 2016, VEON acquired property and equipment in the amount of US$699 (2015: US$560), which was not paid for as at respective year end.

17 Intangible assets

The total gross carrying value and accumulated amortization of VEON’s intangible assets consisted of the following:

	Telecommunications licenses, frequencies and permissions	Software	Brands and trademarks	Customer relationships	Telephone line capacity	Other intangible assets	Total
Cost
At January 1, 2015	5,661	1,882	1,831	4,762	104	523	14,763

Acquisitions	1	—	—	—	—	13	14
Reclassification to AHFS*	(3,338)	(530)	(1,063)	(2,370)	—	(269)	(7,570)
Additions	235	288	—	38	—	78	639
Disposals	(128)	(478)	(1)	—	—	(34)	(641)
Transfer	4	1	—	—	—	(5)	—
Translation adjustment	(674)	(336)	(203)	(692)	(21)	(76)	(2,002)

At December 31, 2015	1,761	827	564	1,738	83	230	5,203

Acquisitions (Note 6)	70	1	30	100	—	—	201
Additions	164	176	—	—	—	(11)	329
Disposals	(16)	(63)	—	(6)	(13)	(2)	(100)
Transfer	—	11	—	—	(1)	(10)	—
Translation adjustment	38	86	(17)	21	6	(19)	115

At December 31, 2016	2,017	1,038	577	1,853	75	188	5,748

Amortization and impairment
At January 1, 2015	(1,571)	(1,221)	(397)	(3,756)	(88)	(13)	(7,046)

Reclassification to AHFS*	709	276	228	2,088	—	(125)	3,176
Amortization charge for the year	(269)	(227)	(70)	(274)	(6)	(37)	(883)
Disposals	128	473	1	—	—	34	636
Transfer	—	18	—	14	—	(32)	—
Translation adjustment	298	223	49	527	18	23	1,138

At December 31, 2015	(705)	(458)	(189)	(1,401)	(76)	(150)	(2,979)

Amortization charge for the year	(161)	(187)	(37)	(97)	(4)	(11)	(497)
Disposals	16	60	—	6	13	—	95
Impairment	(12)	(2)	—	—	—	—	(14)
Translation adjustment	(27)	(71)	7	(24)	(4)	23	(96)

At December 31, 2016	(889)	(658)	(219)	(1,516)	(71)	(138)	(3,491)

Net book value
At January 1, 2015	4,090	661	1,434	1,006	16	510	7,717
At December 31, 2015	1,056	369	375	337	7	80	2,224
At December 31, 2016	1,128	380	358	337	4	50	2,257

*	AHFS - Asset held for sale

Intangible assets acquired separately are measured initially at cost, and are subsequently measured at cost less accumulated amortization and impairment losses.

Intangible assets with a finite useful life are generally amortized with the straight-line method over the estimated useful life of the intangible asset.

The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least annually.

Additional information

As at December 31, 2016, no intangible assets were pledged as collateral and no assets have restrictions on title.

During 2016 and 2015, VEON did not capitalize any interest within the cost of intangible assets.

Non-cash investing activities

During 2016, VEON acquired intangible assets in the amount of US$194 (2015: US$105), which was not paid for as at respective year end.

Amortization charge from Italy for comparative periods

The amortization charge for 2015 includes amortization charges from the Italy segment of US$365 before the segment was classified as held for sale and discontinued operations.

18 Financial assets and liabilities

Financial assets

The Company holds the following financial assets as at December 31:

	2016	2015
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency interest rate exchange contracts	—	1
Foreign exchange contracts	2	15
Embedded derivatives in notes	12	—
Financial instruments at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	17
Available for sale financial instruments	71	45

Total financial instruments at fair value	85	78

Loans granted, deposits and other financial assets at amortized cost
Bank deposits	383	432
Interest receivable	2	1
Other investment	24	46
Other loans granted	2	2
Total loans granted, deposits and other financial assets	411	481

Total other financial assets	496	559

Total non-current	306	164
Total current	190	395

Financial liabilities

The Company has the following financial liabilities as at December 31:

	2016	2015
Financial instruments at fair value
Derivatives not designated as hedges
Foreign exchange contracts	29	1
Derivatives designated as cash flow hedges
Foreign exchange contracts	4	—
Interest rate exchange contracts	3	3
Contingent consideration	47	—

Total financial instruments at fair value	83	4

Other financial liabilities at amortized cost
Bank loans and bonds
Bank loans and bonds, principal	9,786	8,784
Interest accrued	169	176
Discounts, unamortized fees	66	83
Equipment financing
Equipment financing principal	703	760
Discounts, unamortized fees on equipment financing	(26)	(23)
Interest accrued on equipment financing	4	4
Put-option liability over non-controlling interest	290	—
Other financial liabilities	41	—

Total other financial liabilities at amortized cost	11,033	9,784

Total other financial liabilities	11,116	9,788

Total non-current	8,070	8,095
Total current	3,046	1,693

Bank loans and bonds

The Company has the following principal amounts outstanding for interest-bearing loans and bonds as at December 31:

Borrower	Type of Debt	Interest rate	Maturity	Currency	2016	2015	Guarantor
VIP Finance Ireland	Eurobonds	6.5-9.1%	2016-2021	US$	1,150	1,680	None
PJSC VimpelCom	Sberbank	12.75%	2017-2018	RUB	1,021	831	None
PJSC VimpelCom	Ruble Bonds	10.0-11.9%	2017	RUB	660	550	None
VimpelCom Holdings B.V.	Notes	5.2-7.5%	2017-2023	US$	3,183	3,183	PJSC VimpelCom
VimpelCom Holdings B.V.	Notes	9.0%	2018	RUB	198	165	PJSC VimpelCom
VimpelCom Amsterdam B.V.	Alfa Bank	1mLibor + 3.3%	2017	US$	1,000	1,000	None
GTH Finance B.V.	Notes	6.25%-7,25%	2020-2023	US$	1,200	—	VimpelCom Holdings B.V.
Banglalink Digital Communications Ltd.	Senior Notes	8.6%	2019	US$	300	300	None
Omnium Telecom Algeria SpA	Syndicated loan (Algeria)	Bank of Algeria re-discount rate + 2.0%	2019	DZD	340	467	None
	Other loans				734	608
	Total bank loans and bonds				9,786	8,784

	Less current portion				(2,683)	(1,342)
	Long-term portion of bank loans and bonds				7,103	7,442

Treasury events during 2016

Facility agreement with ING Bank N.V.

On January 29, 2016, VimpelCom Amsterdam B.V. signed a committed facility agreement with ING Bank N.V. for a U.S. dollar denominated Swedish export credit facility supported by Exportkreditnämnden (“EKN”), for a total principal amount of US$200. On March 7, 2016, the total principal amount available under the facility was partially cancelled in an amount of US$110. The purpose of the facility is to finance equipment and services provided to PJSC Kyivstar and PJSC “Vimpel-Communications” by Ericsson AB and its affiliates on a reimbursement basis. The committed facility bears interest at a rate of 6m LIBOR plus 1.08% per annum. The facility must be repaid in substantially equal semi-annual installments, with the final repayment on October 15, 2023. VimpelCom Holdings B.V. has guaranteed VimpelCom Amsterdam B.V.’s payment obligations under this facility.

On April 6, 2016, VimpelCom Amsterdam B.V. drew down the credit facility for the full remaining total principal amount of US$90. The total outstanding amount as at December 31, 2016 is US$78.

Draw down credit facility agreement with Sberbank of Russia

On December 30, 2015, PJSC VimpelCom entered into a credit facility agreement with Sberbank of Russia for the amount of RUB 30 billion (US$414) with an availability period until March 31, 2016. This facility bears interest at a rate of 11.55% per annum and matures on June 29, 2018.

The facility was fully drawn on March 31, 2016. The total outstanding amount as at December 31, 2016 is RUB 30 billion (US$495).

Senior Notes issued by GTH Finance B.V., guaranteed by VimpelCom Holdings B.V.

On April 26, 2016, GTH Finance B.V., a wholly owned subsidiary of the Company, issued US$500 6.25% Senior Notes due 2020 and US$700 7.25% Senior Notes due 2023, guaranteed by VimpelCom Holdings B.V. The proceeds of the offering were loaned to and used by GTH to repay, in part, the shareholder loan from VimpelCom Amsterdam B.V., and used by VimpelCom Amsterdam B.V. for general corporate purposes.

The total outstanding amount as at December 31, 2016 is US$1,200.

Pakistan Mobile Communications Ltd. financing

On June 30, 2016, PMCL drew down PKR 4 billion (US$38) under the syndicated facility with several banks entered into on December 3, 2015 for the amount of PKR 16 billion (US$152 as at December 3, 2015). This facility bears interest at 6 month Karachi Inter Bank Offer Rates (“KIBOR”) plus 0.8% per annum. Repayment will take place through periodic instalments between June 23, 2018 and December 23, 2020. The total outstanding amount as at December 31, 2016 is PKR 5 billion (US$48).

On June 29, 2016, PMCL drew down PKR 1.5 billion (US$14 as at June 29, 2016) under the credit facility with Habib Bank Limited entered into on December 7, 2015 for the total amount of PKR 4 billion (US$38 as at December 7, 2015). This facility bears interest at 6 month KIBOR plus 0.9% per annum. Repayment will take place through periodic instalments between June 22, 2018 and December 23, 2020. The total outstanding amount as at December 31, 2016 is PKR 2 billion (US$19).

On June 30, 2016 PMCL provided a loan to Warid Telecom Private Limited in the amount of PKR 8,545 million (US$82) to repay its external debt as part of the acquisition in Pakistan (Note 6). This facility bears interest at 6 month KIBOR plus 0.7% per annum. As at July 1, 2016 the loan became the intercompany and was eliminated upon consolidation of Warid (Note 6).

Warid debt

On July 1, 2016, the Group assumed the following debt facilities resulting from the acquisition of Warid (Note 6):

					2016
Lender	Type of Debt	Interest rate	Maturity	Currency	July 1	December 31
ING Bank N.V.	EKN vendor financing	6m Libor+1.9%	2020	US$	250	231
Habib Bank Limited	Syndicated term facilities	6.0%, 6m Kibor+1.0%	2023	PKR	110	107

					360	338

Hedging activities and derivatives

Financial instruments and hedging policy

The Company applies cash flow hedge accounting using financial instruments (usually derivatives) to mitigate some or all of the risk of a hedged item. Any gains or losses on the hedging instrument (generally a derivative) are initially recorded in other comprehensive income. The amount included in other comprehensive income is the lesser of the fair value of the hedging instrument and the hedged item. Where the hedging instrument has a fair value greater than the hedged item, the excess is recorded in profit or loss as ineffectiveness. Gains or losses deferred in other comprehensive income are reclassified to the income statement when the hedged item affects the income statement.

Any derivative instruments for which no hedge accounting is applied are recorded at fair value with any fair value changes recognized directly in profit or loss.

Derivative financial instruments

VEON uses derivative instruments, including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. The Company has designated a portion of its derivative contracts, which mainly relate to hedging the interest and foreign exchange risk of external debt, as formal hedges and applies hedge accounting on these derivative contracts.

All derivatives are accounted for at fair value through profit or loss, except for derivative instruments for which hedge accounting is applied. Cash flows from derivative instruments are reported in the statement of cash flows in the same line where the underlying cash flows of the hedged item are recorded.

Put options over non-controlling interest of a subsidiary are accounted for as financial liabilities in the Company’s consolidated financial statements. The put-option redemption liability is measured at the discounted redemption amount. Interest over the put-option redemption liability will accrue in line with the effective interest rate method, until the options have been exercised or are expired.

Embedded derivatives in notes

The Notes issued by the Company’s Bangladesh subsidiary, Banglalink Digital Communications Ltd. (“Banglalink”), include early repayment options. Accordingly, Banglalink can repay the debt at certain dates prior to the maturity date at agreed redemption prices. These embedded derivatives are accounted for as financial assets at fair value through profit or loss.

Foreign exchange contracts

VEON enters into short-term forward agreements with several banks in order to protect cash flows of its short-term financial and non-financial obligations denominated in US$ from adverse US$-RUB movements. As at December 31, 2016, the notional amount outstanding of these derivative contracts was US$451 (2015: US$490) with an average FX rate 66.11 (2015: 69.02).

Cross currency interest rate exchange contracts

The Company’s Pakistan subsidiary, PMCL, entered into several Cross-Currency Interest Rate Swap Agreements to reduce the volatility of cash flows on US$ denominated debt with current outstanding balances of US$7 (2015: US$14) to PKR 697 (2015: PKR 1,455), and related interest with maturities until December 15, 2017. Pursuant to these agreements, the Company’s Pakistan subsidiary pays floating interest rate of 6 month KIBOR minus 0.32% - 2.60%.

Interest rate swap contracts

The Company’s Pakistan subsidiary, PMCL, entered into several Interest Rate Swap Agreements to reduce the cash flow volatility due to variable debt interest payments. Pursuant to these agreements, Pakistan Mobile Communications Limited pays a fixed rate of 8.15% - 8.72% and receives KIBOR three- or six-month floating rate on an outstanding notional amount of PKR 16,483 as at December 31, 2016 (2015: PKR 19,400) , which will amortize until maturity along with the principal of the underlying debt. The swaps expire between May 16, 2019 and December 23, 2019.

Derivatives not designated as hedging instruments

The Company uses foreign currency denominated borrowings, foreign exchange swaps, options and forward currency contracts to manage its transaction exposures. These currency forward contracts are not designated as cash flow, fair value or net investment hedges and are entered into for periods consistent with currency transaction exposures, generally from one to six months. Although the derivatives have not been designated in a hedge relationship, they act as a commercial hedge and offset the underlying transaction when they occur.

Derivatives under hedge accounting

The Company uses cross currency interest rate swaps, interest rate swaps, foreign exchange forwards / swaps, options and zero cost collars to manage its exposure to variability in cash flows that is attributable to foreign exchange and interest rate risk to loans and borrowings. Most of these derivative contracts are either designated as cash flow or fair value hedges and are entered into for periods up to the maturity date of the hedged loans and borrowings.

The company applies cash flow hedge accounting to hedge the risk on future foreign currency cash flows and floating interest rate cash flows.

The Company’s hedge accounting is summarized below:

		At December 31, 2016			At December 31, 2015
	Risk being hedged	Nominal value	Fair value assets	Fair value liabilities	Nominal value	Fair value assets	Fair value liabilities
Cash flow hedge accounting
Cross currency interest rate exchange contracts	Currency	—	—	—	—	—	—
Interest rate exchange contracts	Interest	158	—	3	185	—	3
Foreign exchange contracts	Currency	73		4	298	17	—

No hedge accounting
Cross currency interest rate exchange contracts	Currency	7	—	—	14	1	—
Foreign exchange contracts	Currency	407	2	29	266	15	1

The following table shows the periods in which the cash flows of the derivatives, to which cash flow hedge accounting applies, are expected to occur:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At December 31, 2016
Cash flows	(9)	(2)	—	—	(11)
Cash flow hedge reserve*					(—)

*	Cash flow hedge reserve approximately US$300 thousand.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At December 31, 2015
Cash flows	13	(4)	(1)	—	8
Cash flow hedge reserve					2

Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are recognized in the consolidated financial statements as at December 31 (based on future cash flows discounted at current market rates), other than those with carrying amounts that are reasonable approximations of fair values:

	Carrying value		Fair value
	2016	2015	2016	2015
Financial assets
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency interest rate exchange contracts	—	1	—	1
Foreign exchange contracts	2	15	2	15
Embedded derivatives in notes	12	—	12	—
Financial instruments at fair value
Derivatives designated as cash-flow hedges
Foreign exchange contracts	—	17	—	17
Available for sale financial instruments	71	45	71	45

Total financial instruments at fair value, assets	85	78	85	78

Loans granted, deposits and other financial assets
Bank deposits	383	432	383	432
Interest receivable	2	1	2	1
Other investment	24	46	24	46
Other loans granted	2	2	2	2

Total loans granted, deposits and other financial assets	410	481	410	481

Total financial assets	496	559	496	559

Financial instruments at fair value
Derivatives not designated as hedges
Foreign exchange contracts	29	1	29	1
Derivatives designated as cash flow hedges
Foreign exchange contracts	4	—	4	—
Interest rate exchange contracts	3	3	3	3
Contingent consideration	47	—	47	—

Total financial instruments at fair value, liabilities	83	4	83	4

Total other financial liabilities at amortized cost	11,033	9,784	11,487	9,720

Total financial liabilities	11,116	9,788	11,570	9,724

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values were estimated based on quoted market prices for our bonds, derived from market prices or by using discounted cash flows under the agreement at the rate applicable for the instruments with similar maturity and risk profile.

The carrying amount of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their respective fair values.

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

Fair value hierarchy

As at December 31, 2016 and 2015, the Company recognized financial instruments at fair value in the statement of financial position.

The fair value hierarchy ranks fair value measurements based on the type of inputs used in the valuation; it does not depend on the type of valuation techniques used:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs are unobservable inputs for the asset or liability

The following table provides the disclosure of fair value measurements separately for each major class of assets and liabilities.

As at December 31, 2016 Description	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	2	—	2
Embedded derivatives in notes	—	12	—	12
Financial instruments at fair value			—
Available for sale financial instruments	—	42	29	71

Total financial assets at fair value	—	56	29	85

Assets for which fair values are disclosed
Loans granted, deposits and other financial assets
Bank deposits	—	383	—	383
Interest receivable	—	2	—	2
Other investment	—	24	—	24
Other loans granted	—	2	—	2

Total assets for which fair values are disclosed	—	410	—	410

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	29	—	29
Financial liabilities at fair value
Derivatives designated as cash flow hedges
Foreign exchange contract	—	4	—	4
Interest rate exchange contracts	—	3	—	3
Contingent consideration	—	—	47	47

Total financial liabilities at fair value	—	36	47	83

Liabilities for which fair values are disclosed
Financial liabilities at amortized cost	7,264	3,891	332	11,487

Total liabilities for which fair values are disclosed	7,264	3,891	332	11,487

As at December 31, 2015 Description	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Cross-currency and Interest rate exchange contracts	—	1	—	1
Foreign exchange contracts	—	15	—	15
Financial assets at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	17	—	17
Available for sale financial instruments	—	18	27	45

Total financial assets at fair value	—	51	27	78

Assets for which fair values are disclosed
Loans granted, deposits and other financial assets
Bank deposits	—	432	—	432
Interest receivable	—	1	—	1
Other investment	—	46	—	46
Other loans granted	—	2	—	2

Total assets for which fair values are disclosed	—	481	—	481

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	1	—	1
Financial liabilities at fair value
Derivatives designated as cash flow hedges
Interest rate exchange contracts	—	3	—	3

Total financial liabilities at fair value	—	4	—	4

Liabilities for which fair values are disclosed
Financial liabilities at amortized cost	5,658	4,062	—	9,720

Total liabilities for which fair values are disclosed	5,658	4,062	—	9,720

The reconciliation of movements relating to financial instruments classified in level 3 of the fair value hierarchy:

	As at Dec.31, 2015	Currency translation adjustment	Change in fair value reported in earnings	Change in fair value reported in other comprehensive income	Purchased /incurred	As at Dec.31, 2016
Financial instruments at fair value
Available for sale financial instruments	27	(3)	—	5	—	29

Total financial assets at fair value	27	(3)	—	5	—	29

Financial instruments at fair value
Contingent consideration	—	—	—	—	47	47

Total financial liabilities at fair value	—	—	—	—	47	47

	As at Dec.31, 2014	Currency translation adjustment	Change in fair value reported in earnings	Change in fair value reported in other comprehensive income	Purchased	Transferred to Level 2	As at Dec.31, 2015
Financial instruments at fair value through profit or loss
Derivatives not designated as hedges
Embedded derivatives in notes	8	—	—	—	—	(8)	—
Financial instruments at fair value
Available for sale financial instruments	22	(2)	—	7	—	—	27

Total financial assets at fair value	30	(2)	—	7	—	(8)	27

Transfers into and out of fair value hierarchy levels are recognized at the end of the reporting period (or the date of the event or change in circumstances that caused the transfer). On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between the Level 2 and Level 3. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations.

During the year ended December 31, 2016, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

During the year ended December 31, 2015, embedded derivative fair value measurements were transferred from Level 3 to Level 2 as the primary calculations used in the valuation of these instruments are based on market observable inputs such as forward curve data, discount factors, swaption volatilities and credit spreads.

There were no other movements for financial instruments measured at the fair value using unobservable inputs (Level 3) other than change of fair value and currency translation adjustment.

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

Several entities of the Group have entered into International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreements or equivalent documents with their counterparties, governing the derivative transactions entered into between these entities and their counterparties. Based on these documents, only in case of an Event of Default of either the entity or the counterparty, is it allowed to offset any derivative positions outstanding.

				Related amounts not set off in the consolidated statement of financial position
As at December 31, 2016	Gross amounts recognized	Gross amounts set off in the consolidated statement of financial position	Net amounts presented in the consolidated statement of financial position	Financial instruments	Cash collateral received	Net amount
Other financial assets (non-current)	306	—	306	—	—	306
Other financial liabilities (non-current)	8,070	—	8,070	—	—	8,070
Other financial assets (current)	190	—	190	—	—	190
Other financial liabilities (current)	3,047	(1)	3,046	—	—	3,046
Trade and other receivables	783	(98)	685	—	—	685
Trade and other payables	1,843	(99)	1,744	—	—	1,744

				Related amounts not set off in the consolidated statement of financial position
As at December 31, 2015	Gross amounts recognized	Gross amounts set off in the consolidated statement of financial position	Net amounts presented in the consolidated statement of financial position	Financial instruments	Cash collateral received	Net amount
Other financial assets (non-current)	164	—	164	—	—	164
Other financial liabilities (non-current)	8,095	—	8,095	—	—	8,095
Other financial assets (current)	395	—	395	—	—	395
Other financial liabilities (current)	1,693	—	1,693	—	—	1,693
Trade and other receivables	720	(43)	677	—	—	677
Trade and other payables	1,811	(43)	1,768	—	—	1,768

19 Other assets and liabilities

Other assets consisted of the following as at December 31:

	2016	2015
Advances to suppliers	21	3
Deferred costs related to connection fees	11	10
Indemnification assets	86	92

Other assets, non-current	118	105

	2016	2015
Advances to suppliers	203	162
Input value added tax	179	129
Prepaid taxes	26	21
Deferred costs related to connection fees	12	8
Other assets	19	14

Other assets, current	439	334

Other liabilities consisted of the following as at December 31:

	2016	2015
Long-term deferred revenue	14	15
Provision for pensions and other post-employment benefits	17	33
Other liabilities	13	47

Other liabilities, non-current	44	95

	2016	2015
Customer advances	234	231
Short-term deferred revenue	163	146
Customer deposits	156	80
Other taxes payable	365	268
Other payments to authorities	84	45
Due to employees	136	168
Other liabilities	98	101

Other liabilities, current	1,236	1,039

20 Inventories

Inventory is measured at the lower of cost and net-realizable value and carried at the weighted average cost basis.

Inventories consisted of the following as at December 31:

	2016	2015
Telephone handsets and accessories for sale	117	96
SIM-Cards	16	11
Other inventory	18	20
Inventory write-offs	(26)	(23)

Total	125	104

21 Trade and other receivables

Trade and other receivables are measured at amortized cost and include invoiced amounts less appropriate allowances for estimated uncollectible amounts.

Estimated uncollectible amounts are calculated based on the ageing of the receivable balances, payment history and other evidence of collectability. Receivable balances are written off when management deems them not to be collectible.

Trade and other receivables consisted of the following as at December 31:

	2016	2015
Trade accounts receivable, gross	769	724
Allowance for doubtful accounts	(160)	(182)

Trade accounts receivable, net	609	542
Other receivables	76	135

	685	677

As at December 31, 2016, trade receivables with a value of US$160 (2015: US$182) were impaired and, thus, fully provided for. See below the movements in the allowance for the impairment of receivables:

	2016	2015	2014
Balance as at January 1,	182	582	795
Acquisition of a subsidiary	9	1	—
Divestment of a subsidiary	(57)	—	—
Classified as held for sale	—	(386)	(4)
Allowance for doubtful debts	73	72	208
Recoveries	(5)	—	(7)
Accounts receivable written off	(44)	(24)	(292)
Foreign currency translation adjustment	2	(63)	(118)

Balance as at December 31,	160	182	582

As at December 31, 2016, the aging analysis of trade receivables is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			< 30 days	30–120 days	> 120 days
2016	609	371	86	81	71
2015	542	337	99	68	38

22 Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Cash and cash equivalents are comprised of cash at bank and on hand and highly liquid investments that are readily convertible to known amounts of cash, are subject to only an insignificant risk of changes in value and have an original maturity of less than three months.

Cash and cash equivalents consisted of the following items as at December 31:

	2016	2015
Cash at bank and on hand	1,707	1,644
Short-term deposits with original maturity of less than three months	1,235	1,970

Total cash and cash equivalents	2,942	3,614

Cash at bank earns interest at floating rates based on bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

The cash balances as at December 31, 2016 in Uzbekistan of US$347 (2015: US$495) and in Ukraine of US$3 (2015: US$4) are restricted due to local government or central bank regulations and therefore cannot currently be repatriated. In addition, US$372 (2015: US$255) of short and long terms deposit at financial institutions in Uzbekistan are also subject to the same restrictions.

Cash balances as at December 31, 2016 include investments in money market funds of US$578 (2015: US$1,174).

23 Issued capital and reserves

The details of common shares of the Company are as follows, as at December 31:

	2016	2015
Authorized common shares with a nominal value of US$0.001 per share	2,759,171,830	2,759,171,830
Of which:
Issued shares (Note 1)	1,756,731,135	1,756,731,135
Treasury shares	(7,726,487)	(7,726,487)

Outstanding shares	1,749,004,648	1,749,004,648

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares.

Each fully paid common share entitles its holder to:

•	participate in shareholder meetings;

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

As at December 31, 2016, there were no (2015: 305,000,000) VEON convertible preferred shares authorized and outstanding, with a nominal value of US$0.001 per share. The preference shares were convertible into VEON common shares at the option of the shareholder (Telenor) any time between October 15, 2013 and April 15, 2016 at a price based on the NASDAQ price of VEON ADSs. The redemption value of convertible preference shares were reflected in other financial liabilities in 2015. Each convertible preference share entitled its holder to one vote per convertible preferred share, voting together with the common shares as a single class, except where cumulative voting applied when electing directors. Convertible preferred shares did not have dividend rights. The holders of convertible preferred shares, in the event of our winding-up or dissolution, were not entitled to any payment or distribution in respect of our surplus assets.

As at April 15, 2016, pursuant to the terms of the Company’s bye-laws, the 305,000,000 preferred shares held by Telenor had been redeemed by the Company at a redemption price of US$0.001 per share and are no longer outstanding.

Nature and purpose of reserves

Other capital reserves

Other capital reserves are mainly used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration (Note 26), to record the accumulated impact of derivatives designated as cash flow hedges (Note 18) and recognize the results of transactions that do not result in a change of control with non-controlling interest (Note 6).

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. The decrease in the foreign currency reserve relates mainly to the strengthening of the US Dollar and the depreciation of emerging markets currencies in which VEON operates.

24 Dividends paid and proposed

Pursuant to Bermuda law, VEON is restricted from declaring or paying a dividend if there are reasonable grounds for believing that (a) VEON is, or would after the payment be, unable to pay its liabilities as they become due, or (b) the realizable value of VEON assets would, as a result of the dividend, be less than the aggregate of VEON liabilities.

On November 2, 2016, the Supervisory Board has approved and authorized the payment of an interim cash dividend relating to its 2016 results from its freely distributable reserves in the amount of US 3.5 cents per common share, representing a total dividend payment of US$61. The dividend was paid on December 7, 2016.

Subsequent to year end, VEON announced that the VEON Supervisory Board has approved a new dividend policy, refer Note 28 for further details.

In addition to the dividend paid on December 7, 2016 the Supervisory Board, on February 27, 2017, authorized a proposed cash dividend relating to its 2016 results from its freely distributable reserves in the amount of US 19.5 cents per common share, representing a total dividend payment of US 23 cents per common share.

On November 6, 2015 the Company announced that the Supervisory Board authorized the payment of a dividend of US 3.5 cents per ADS. The dividend was paid on December 7, 2015.

On November 11, 2014, the Supervisory Board authorized the payment of a dividend of US$3.5 cents per ADS. The dividend was paid on December 8, 2014.

The Company made appropriate tax withholdings of up to 15% when the dividends is paid to the Company’s ADS depositary, The Bank of New York Mellon.

Dividends declared to non-controlling interests

On June 22, 2016, Omnium Telecom Algeria S.p.A, a subsidiary of the Company, declared dividends to its shareholders which were paid on September 1, on September 2 and on September 6, 2016. The portion of dividends paid to the minority shareholders amounted to US$69.

On July 28, 2016, VimpelCom Kazakhstan Holding AG, a subsidiary of the Company, declared dividends to its shareholders which were paid on August 2, 2016. The portion of dividends paid to the minority shareholder amounted to US$18.

On September 1, 2016, TNS Plus LLP, a subsidiary of the Company, declared dividends to its shareholders which were paid on September 2, 2016. The portion of dividends paid to the minority shareholder amounted to US$18.

On November 18, 2016, PMCL, a subsidiary of the Company, declared divides to its shareholders. The portion of dividends paid to the minority shareholder amounted to US$7. At December 31, 2016, the dividends payable to minority interest is included in Trade and Other Payables.

On July 17, 2015 and August 17, 2015, VimpelCom Kazakhstan Holding AG and VimpelCom Kyrgyzstan Holding AG paid dividends to its shareholders whereby the portions paid to the minority shareholder amounted to US$104 and US$23 respectfully.

25 Provisions

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

The following table summarizes the movement in provisions for the years ended December 31, 2016 and 2015:

	Income taxes provisions	Tax provisions other than for income tax	Provision for decommissioning	Legal provisions	Other provisions	Total provisions
At January 1, 2015	353	60	190	44	1,248	1,895
Arising during the year	92	31	15	945	37	1,120
Utilized	(28)	—	(1)	(4)	(1,170)	(1,203)
Reclassification to HFS	(46)	—	(41)	(27)	(41)	(155)
Reclassification	21	(9)	1	3	(16)	—
Unused amounts reversed	(67)	(13)	(55)	(36)	(16)	(187)
Discount rate adjustment and imputed interest (change in estimates)	—	—	6	—	—	6
Translation adjustments and other	(43)	(4)	(28)	(6)	(25)	(106)
At December 31, 2015	282	65	87	919	17	1,370
Total non-current	164	29	87	70	—	350
Total current	118	36	—	849	17	1,020

At January 1, 2016	282	65	87	919	17	1,370
Acquisitions	—	—	5	1	—	6
Divestments	—	(3)	—	—	(1)	(4)
Arising during the year	67	63	1	75	45	251
Utilized	(21)	(24)	—	(821)	(30)	(896)
Unused amounts reversed	(13)	(5)	(1)	(16)	1	(34)
Discount rate adjustment and imputed interest (change in estimates)	—	—	1	—	—	1
Translation adjustments and other	(71)	—	5	(1)	(5)	(72)
At December 31, 2016	244	96	98	157	27	622
Total non-current	3	—	98	45	2	148
Total current	241	96	—	112	25	474

At December 31, 2016, legal provisions include the provision of US$66 in connection with the investigations relating to our business in Uzbekistan, and US$66 relating to GTH—Iraqna Litigation, as further discussed below.

During 2016, the Company also recorded provisions for a number of tax disputes in Pakistan and Bangladesh, including disputes relating to the supply of SIM cards.

The timing of payments in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty. Key assumptions and sources of uncertainty are discussed in Note 4.

Significant tax and legal proceedings are discussed in Note 27. Given the uncertainties inherent in such proceedings, there can be no guarantee that the ultimate outcome will be in line with VEON’s current view.

The Group has recognized a provision for decommissioning obligations associated with future dismantling of its towers in various jurisdictions.

Investigations by SEC/DOJ/OM

During the first quarter of 2016, the Company reached resolutions through agreements with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”) relating to the previously disclosed investigations under the U.S. Foreign Corrupt Practices Act (the “FCPA”) and relevant Dutch laws, pertaining to the Company’s business in Uzbekistan and prior dealings with Takilant Ltd. Pursuant to these agreements, the Company paid an aggregate amount of US$795 in fines and disgorgements to the SEC, the DOJ and the OM in the first quarter of 2016.

On February 18, 2016, the United States District Court for the Southern District of New York (the “District Court”) approved the agreements with the DOJ relating to charges that the Company and its subsidiary violated the anti-bribery, books-and-records and internal controls provisions of the FCPA. These agreements consisted of the deferred prosecution agreement (the “DPA”), entered into by VEON and the DOJ and a guilty plea by Unitel LLC (“Unitel”), a subsidiary of VEON operating in Uzbekistan. Under the agreements with the DOJ, VEON agreed to pay a total criminal penalty of US$230 to the United States, including US$40 in forfeiture.

In connection with the investigation by the OM, VEON and Silkway Holding BV, a wholly owned subsidiary of VEON, entered into a settlement agreement (the “Dutch Settlement Agreement”) related to anti-bribery and false books-and-records provisions of Dutch law. Pursuant to the Dutch Settlement Agreement, VEON agreed to pay criminal fines of US$230 and to disgorge a total of US$375, which was satisfied by the forfeiture to the DOJ of US$40, a disgorgement to the SEC of US$167.5 and a further payment to the OM of US$167.5 beyond the criminal fines.

VEON also consented to the entry of a judgment and incorporated consent (the “SEC Judgment”), which was approved by the District Court on February 22, 2016, relating to the SEC’s complaint against VEON, which charged violations of the anti-bribery, books-and-records and internal controls provisions of the FCPA. Pursuant to the SEC Judgment, VEON agreed to a judgment ordering disgorgement of US$375, to be satisfied by the forfeiture to the DOJ of US$40, the disgorgement to the OM of US$167.5, and a payment to the SEC of US$167.5, and imposing a permanent injunction against future violations of the U.S. federal securities laws.

The DPA, the guilty plea, the Dutch Settlement Agreement and the SEC Judgment comprise the terms of the resolution of the Company’s potential liabilities in the previously disclosed DOJ, SEC and OM investigations regarding VEON and Unitel.

All amounts to be paid under the DPA, the guilty plea, the Dutch Settlement Agreement and the SEC Judgment were paid in the first quarter of 2016 and were deducted from the already existing provision of US$900 recorded in the third quarter of 2015 and disclosed in the 2015 annual consolidated financial statements. The remaining provision of US$105 related to future direct and incremental expected legal fees associated with the resolutions. As of December 31, 2016, the Company had paid US$24 in legal fees utilizing this provision, and changed its estimate by reducing the provision by US$16 resulting in the remaining balance of the provision of US$66. The Company cannot currently estimate the magnitude of future costs to be incurred to comply with the DPA, the SEC Judgment and the Dutch Settlement Agreement, but these costs could be significant.

GTH—Iraqna Litigation

On November 19, 2012, Atheer Telecom Iraq Limited (“Atheer”, an affiliate of the Zain Group) initiated English High Court proceedings in London against Orascom Telecom Iraq Ltd. (“OTIL”) (a Maltese subsidiary of GTH) and GTH in relation to a dispute arising out of the sale by OTIL of its Iraqi mobile subsidiary, Iraqna, in 2007 to Atheer. Atheer’s claim is founded on the tax covenants in the underlying share purchase agreement (“Iraqna SPA”) between the parties. In particular, Atheer is seeking declarations from the Court that OTIL and GTH are liable to indemnify it in respect of three alleged tax liabilities: (i) a capital gains tax liability in the sum of Iraqi dinar (“IQD”) 219 billion (US$198), which Atheer claims is in respect of the transaction that formed the subject-matter of the Iraqna SPA; (ii) an income tax liability in the sum of IQD 96 billion (US$87) in respect of the years 2004-2007; and (iii) a withholding tax liability in the sum of IQD 7 billion (US$6). OTIL and GTH dispute these claims and are vigorously defending them.

The dispute was listed for trial on July 20, 2015. As a result of delays by Atheer in providing disclosure, occasioning the parties to amend their respective statements of case, the trial was adjourned to the week commencing November 14, 2016. Atheer’s amendments included withdrawing its claim for unjust enrichment in the amount of IQD 219 billion (US$198) and conceding that its contractual claims are capped at a total possible recovery of US$60.

The trial was heard November 14-18, 2016. On February 17, 2017, the court found GTH liable. Following a hearing on March 1, 2017, GTH and OTIL were ordered to pay Atheer the amounts of US$60, plus approximately US$8 in accrued interest, and an interim payment of GBP 1.25 million (US$2) for legal costs pending submission of a detailed schedule of costs by Atheer. The trial court judge denied GTH’s and OTIL’s request for leave to appeal and did not stay enforcement pending appeal. An application for Leave to Appeal the trial decision at the Court of Appeal was filed on March 22, 2017, and remains pending. The Company provided for the Court’s judgment including the related legal fees.

26 Related parties

As at December 31, 2016, the Company is primarily owned by two major shareholders, being LetterOne and Telenor. The Company has no ultimate controlling shareholder. See also Note 1 for details regarding changes in the ownership structure.

The following table provides the total amount of transactions that have been entered into with related parties and balances of accounts with them for the relevant financial periods:

	December 31, 2016	December 31, 2015
Revenue from LetterOne	—	2
Revenue from Telenor	60	51
Revenue from discontinued operations	68	60
Revenue from associates and joint ventures	19	6
Revenue from other related parties	—	6
Finance income from related parties	—	1

	148	126

Services from LetterOne	8	8
Services from Telenor	64	44
Services from discontinued operations	6	5
Services from associates and joint ventures	19	20
Services from other related parties	—	5
Finance costs to other related parties	—	1

	97	83

	December 31, 2016	December 31, 2015
Accounts receivable from Telenor	13	10
Accounts receivable from associates and joint ventures	24	8
Accounts receivable due from discontinued operations	—	84
Other assets due from RP	3	1

	40	103

Accounts payable to LetterOne	1	—
Accounts payable to Telenor	9	8
Accounts payable due to discontinued operations	—	146
Accounts payable due to associates and joint ventures	5	2

	15	156

Related Party Transactions with Major Shareholders and their Affiliates

Related Party Transactions with Telenor and its Affiliates

Service Agreements

VEON is a party to a service agreement with Telenor, dated March 8, 2011, under which Telenor renders to VEON or its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and VEON. VEON pays Telenor annually US$1.5 for the services.

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

Related Party Transactions with LetterOne and its Affiliates

Service Agreements

VEON is a party to a General Services Agreement with LetterOne Corporate Advisor Limited, dated December 1, 2010, under which LetterOne Corporate Advisor Limited renders to VEON and its affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by LetterOne Corporate Advisor Limited and VEON. VEON pays LetterOne Corporate Advisor Limited annually US$1.5 for the services. VEON is also party to a Consultancy Deed with LetterOne Corporate Advisor Limited, dated August 21, 2013, under which LetterOne Corporate Advisor Limited provides additional consultancy services to VEON for which VEON pays annually US$3.5. The General Services Agreement and Consultancy Deed were originally entered into by VEON and Altimo Management Services Ltd., but the latter was replaced first by LetterOne Corporate Advisor Limited pursuant to a Deed of Assignment and Novation dated June 3, 2014, and later by LIHS Corporate Advisor Limited pursuant to a Deed of Novation and Amendment dated January 14, 2016.

Related Party Transactions with Joint Ventures

Italy Joint Venture

VEON has commercial contracts with the newly established joint venture in Italy, largely relating to roaming and interconnect which are transacted at arm’s length and presented in the table above.

Euroset

PJSC VimpelCom has commercial contracts with Euroset, which became an associate in October 2008. In 2016 PJSC VimpelCom recognized US$4 (2015: US$5) of revenue from Euroset primarily for mobile and fixed line services and from the sale of equipment and accessories. PJSC VimpelCom accrued to Euroset certain expenses totaling US$19 (2015: US$20) in 2016, primarily dealer commissions and bonuses for services for acquisition of new customers, customer care and receipt of customers’ payments.

Balances and transactions from discontinued operations (Note 6)

Following the reclassification of the operations in Italy as an asset held for sale and discontinued operation, the intercompany positions between the continued and discontinued portions of the Group were are treated as Related Party mainly representing regular business activities, i.e. roaming and interconnect.

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

Compensation of key management personnel of the Company

Under the Company’s bye-laws, the Supervisory Board of the Company established the Compensation Committee (the “Compensation Committee”), which has the overall responsibility for approving and evaluating the compensation and benefit plans, policies and programs of the Company’s directors, officers and employees and for supervising the administration of the Company’s equity incentive plans and other compensation and incentive programs.

The Compensation Committee’s rules and competences are set forth in the Company’s Compensation Committee Charter, which forms part of the Company’s bye-laws adopted on April 20, 2010, as amended and restated on September 2, 2013.

The Compensation Committee adheres to the following objectives in setting out compensation policies for the group:

1.	To incentivize and reward individual and collective performance in a balanced and fair manner throughout the group;

2.	To set and communicate clear targets based on the group’s strategic priorities; and

3.	To unify and standardize the rules for incentives across the group’s headquarters in Amsterdam and its offices in London, Regional headquarters and Operational Companies (the “OpCos”).

The aim of the group’s compensation and benefit policies and incentive plans is to stimulate and reward leadership efforts that result in sustainable success, improve our local and global performance, build increased trust and sponsorship and support long-term value creation. The group’s compensation includes base salary, as well as short and long-term incentive schemes.

To ensure the overall competitiveness of the Company’s and the group’s pay levels, these levels are benchmarked against a peer group which consists of companies that are comparable in terms of size and scope, as listed on the NASDAQ stock exchange. The Compensation Committee regularly reviews the peer group to ensure that its composition is still appropriate. The composition of the peer group might be adjusted as a result of mergers or other corporate activities. The relative size of the Company and the group it belongs to is taken into account when determining whether the pay levels within the group are in line with the market-median levels.

Each year, the Compensation Committee conducts a scenario analysis, which includes the calculation and composition of the remuneration under different scenarios. The Compensation Committee concluded that the current policy has proven to function well in terms of a relationship between the strategic objectives and the chosen performance criteria and believes that the short and long-term incentive plans support this relationship.

The Company’s Short Term Incentive Scheme (the “STI Scheme”) provides cash pay-outs to participating employees based on the achievement of established Key Performance Indicators (“KPI”) over the period of one calendar year. KPIs are set every year at the beginning of the year and evaluated in the first quarter of the next year. The KPIs are partially based on the performance of the Company (or the affiliated entity employing the employee) and partially based on the performance of the individual. The target pay range is between 15% and 100% of the participant’s annual gross base salary.

To stimulate and reward leadership efforts that result in sustainable success, the Value-Growth Cash Based Long-Term Incentive Plan (the “LTI Plan”) has been designed for members of our recognized leadership community. The participants in the LTI Plan may receive cash payouts after the LTI Plan cycle, which is currently 42 months (e.g. January 1, 2014 to June 30, 2017 with a potential payout by Q4 of 2017 at the latest). The target pay aims at 50% to 100% of a participant’s annual gross base salary and since 2016 is based on the Total Shareholder Return (“TSR”) of the Company compared to peer companies in the markets in which we operate. The KPIs are based on the TSR evolution compared to peer companies in the markets in which we operate. This pay structure enables the Company to attract, incentivize and retain highly skilled senior management with highly valuable experience and backgrounds.

The Company furthermore considers from time to time new long term incentive plans, which may result in additional payouts not described above.

Executives of the Company may also be invited to participate in the Company’s Executive Investment Plan (the “Executive Investment Plan”), which provides for payment of a matching investment subject to satisfaction of KPIs determined by the Committee. Currently, there are no such plans active and the last plan expired in 2016 without matching investments being due.

Members of the Supervisory Board and Management Board of the Company are the key management personnel. The following table sets forth the total compensation paid to key management personnel:

	2016	2015	2014
Short-term employee benefits	37	36	26
Long-term employee benefits	34	27	19
Share-based payment transactions	—	3	2
Termination benefits	4	2	1

Total compensation paid to key management personnel	75	68	48

Each of our unaffiliated directors currently receives an annual retainer of EUR 150,000 (US$163 thousand). Each affiliated director receives an annual retainer of EUR 40,000 (US$43 thousand), and our current chairman of the Supervisory Board receives an additional annual retainer of EUR 4,000 (US$4 thousand). In addition, each unaffiliated director who serves on any official committees of our Supervisory Board receives additional annual compensation of EUR 30,000 (US$33 thousand) per committee (for serving as the head of any such committee) or EUR 25,000 (US$27 thousand) committee (for serving as a member of any such committee). In 2016 the chairman of the Nominating and Corporate Governance Committee was awarded an additional one-off discretionary compensation of EUR 345,000 (US$372 thousand). All of our directors are reimbursed for expenses incurred in connection with service as a member of our Supervisory Board. Currently, five of the Company’s directors are considered “affiliated directors” (as defined in the Company’s bye-laws) because they are affiliated with LetterOne or Telenor (or their affiliates). The remaining four directors are considered “unaffiliated directors”.

Members of our senior Management and Supervisory Board are eligible to participate in cash based long term incentive plans discussed below.

The following table sets forth the total compensation paid to the key management board members in 2016 (gross amounts in EUR and US$ equivalent):

	Group CEO Jean-Yves Charlier		Group CFO Andrew Davies		Group General Counsel Scott Dresser
	EUR	US$	EUR	US$	EUR	US$
Base salary (incl. holiday pay)	2,500,000	2,750,000	1,100,000	1,210,000	750,000	825,000
Bonus 2015 (STI)	2,130,000	2,343,000	850,000	935,000	460,000	506,000
Other	26,000	28,600			20,000	22,000

Total gross remuneration	4,656,000	5,121,600	1,950,000	2,145,000	1,230,000	1,353,000

2013-2015 Cash-based Long Term Incentive Plan

In 2013, a cash based long term incentive plan (“LTI Plan 2013”) was adopted for members of our recognized leadership team. Under the LTI Plan 2013, the target amount that can be earned during the three year performance period (2013-2015) was determined at the time of the grant. The actual amount that can be earned is subject to the attainment of KPIs, which KPIs were set at the grant date for the duration of the three year performance period and looked at business and strategic objectives such as EBITDA market share and revenue market share. The award vested in three annual tranches (2013, 2014 and 2015), assuming a full time participation in the plan as of January 1, 2013 up to and including 2015. All unvested tranches lapsed if the employment was terminated before the end of the performance period.

In 2015, EUR 3.6 million (US$4) was banked / paid in relation to amounts vested under the 2014 tranche. The total of target bonus amounts for the 2015 tranches was US$ nil, as the 2013-2015 Cash Based Long Term Incentive Plan was discontinued from January 1, 2015 and replaced by the Value Growth Cash Based Long Term Incentive Plan discussed below.

2014 - 2016 and 2015 - 2017 Value Growth Cash Based Long Term Incentive Plan

The 2014 - 2016 LTI award

In January 2015, a new cash based long term incentive plan was adopted for senior management, replacing the LTI Plan 2013. The first award that was launched under this new plan was the 2014 LTI award. Under the new LTI Plan, the 2014 awards are granted annually, the vesting of which is subject to the attainment of KPIs over a three and a half year (42 months) performance period (January 1, 2014 to June 30, 2017). The maximum target amount that may be earned under an award is determined at the time of the grant. The vesting of an award is subject to continued employment (except in limited “good leaver” circumstances) and to the Committee’s determination of the attainment of set KPIs after the relevant performance period (in the third quarter of 2017). The award was initially subject to the attainment of KPIs, generally with an equal or comparable weight, subject to individual discrepancies, that were business and strategy related, such as EBITDA market share and revenue market share and the TSR evolution compared to peer companies in the markets in which we operate for our OpCos. For our HQ, the amount of the award was based on TSR evolution compared to selected peer companies. In the course of 2016, the plan was modified in such way that also for our OpCos, the amount of the award also entirely depended on TSR. For participants joining after the start of a performance period and for participants leaving during the first three years of the performance period (in the LTI Plan referred to as “Qualifying Period”), vested awards will be subject to pro-rata reduction in accordance with the actual period of employment during this Qualifying Period. Awards may vest early upon the occurrence of certain corporate events relating to VEON Ltd., subject to the Committee’s determination of the attainment of KPIs at the time of the relevant event and a potential pro-rata reduction to reflect the early vesting.

The 2015 - 2017 LTI award

In January 2015, a new award was launched for senior management under the Value Growth Cash Based Long Term Incentive Plan, the vesting of which is subject to the attainment of KPIs over a three and a half year (42 months) performance period (January 1, 2015 to June 30, 2018 for the first awards). The KPIs are principally based on the TSR evolution compared to peer companies in the markets in which we operate. The Committee regularly reviews the peer group to ensure that its composition is still appropriate. The same principles as for the 2014-2016 LTI Plan apply. The pay-out is based on TSR evolution in the markets in which we operate.

As at December 31, 2016, the total target amount (all unvested) granted under the 2014 and 2015 awards of the 2014-2016 Cash Based Long Term Incentive Plan was US$22.

Director Cash Based Long Term Incentive Plan

In December 2014, our Supervisory Board approved a cash based Long Term Incentive Plan for our unaffiliated directors (the “Director LTI Plan”). Under the Director LTI Plan, awards are granted annually, covering a three year performance period (January 1, 2014 to December 31, 2016 for the first awards, with an additional performance measurement over the first six months of 2017 and, January 1, 2015 to June 30, 2018 for the second awards). The actual amount that may be earned under an award is determined on the basis of the annual retainer of the unaffiliated director and the actual payout to headquarters participants in the corresponding tranches of the Cash Based Long Term Incentive Plan (discussed above). For participants leaving before the end, or joining after the start, of a performance period, vested awards will be subject to pro-rata reduction, provided that the participant has served as an unaffiliated director for at least 12 months during the performance period. Awards may vest early upon the occurrence of certain corporate events relating to VEON Ltd., subject to the compensation committee’s determination of the attainment of KPIs at the time of the relevant event and a potential pro-rata reduction to reflect the early vesting.

As at December 31, 2016, the total amount granted under the 2014 and 2015 awards of the Director LTI Plan was EUR 0.9 million (US$1).

Short Term Incentive Plan

The Compensation Committee has approved the following key objectives for the STI Plan in 2017:

1.	To incentivize and reward individual and collective short-term performance in a balanced and fair manner throughout the Group;

2.	To set and communicate clear short-term targets based on the Group’s strategic priorities—in particular, execution of the digital agenda, new operating model and cultural transformation; and

3.	To unify and standardize the rules for short term incentives across the Group’s HQ (Amsterdam and London), Regional HQs and OpCos.

The Company’s Short Term Incentive Scheme (the “STI Scheme”) provides that the participating employees may receive cash payouts based on achievement of set KPIs over the period of one calendar year. KPIs are set every year at the beginning of the year and evaluated in the first quarter of the next year. The KPIs are partially based on the performance of the Company and partially based on the performance by the individual and look at business and strategic objectives of the Company. The KPIs relate to the financial and operational results of the Company (such as EBITDA and total operating revenue) as well as to individual targets that are agreed upon with the participant at the start of the performance period based on his or her specific role and activities. The weight of each KPI is decided on an individual basis. The target pay ranges between 15% and 100% of the annual gross base salary.

Pay-out of the STI award is scheduled in March of the year following the assessment year and is subject to continued active employment during the year of assessment (except in limited “good leaver” circumstances in which case there is a pro-rata reduction) and is also subject to a pro-rata reduction if the participant commenced employment after the start of the year of assessment.

Executive Investment Plan

Executives of the Company may also be invited to participate in the Company’s Executive Investment Plan (the “Executive Investment Plan”), which provides for payment of a matching investment subject to satisfaction of KPIs determined by the Committee. Currently, there are no such plans active and the last plan expired in 2016 without matching investments being due.

27 Risks, commitments, contingencies and uncertainties

Risks

Currency control risks

The imposition of currency exchange controls or other similar restrictions on currency convertibility in the countries in which VEON operates, including Ukraine and Uzbekistan, could limit VEON’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends from the respective countries. Any such restrictions could have a material adverse effect on VEON’s business, financial condition and results of operations. The continued success and stability of the economies of these countries will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms. Refer to Note 22 for further information regarding restricted cash.

Domestic and global economy risks

The Company has significant operations in Russia and Ukraine, which represents 52% and 36% of the Group’s revenues and assets excluding intercompany transactions and balances, respectively. Both countries are currently experiencing a period of significant political and macroeconomic volatility, the outcome of which cannot be predicted and could negatively affect the Company’s financial position, results of operations and business prospects.

While management believes it is taking the appropriate measures to support the sustainability of VEON’s business in the current circumstances, unexpected further deterioration in the areas could negatively affect the Company’s results and financial position in a manner not currently determinable.

Change in law and compliance risks

In the ordinary course of business, VEON may be party to various legal and tax proceedings, including as it relates to compliance with the rules of the telecom regulators in the countries in which VEON operates, competition law and anti-bribery and corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”). Non-compliance with such rules and laws may cause VEON to be subject to claims, some of which may relate to the developing markets and evolving fiscal and regulatory environments in which VEON operates. In the opinion of management, VEON’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than what is discussed in this Note, will not have a material effect upon the financial condition, results of operations or liquidity of VEON.

Tax risks

The tax legislation in the markets in which VEON operates is unpredictable and gives rise to significant uncertainties, which could complicate our tax planning and business decisions. Tax laws in many of the emerging markets in which we operate have been in force for a relatively short period of time as compared to tax laws in more developed market economies. Tax authorities in our markets are often somewhat less advanced in their interpretation of tax laws, as well as in their enforcement and tax collection methods.

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

Management believes that VEON has paid or accrued all taxes that are applicable. Where uncertainty exists, VEON has accrued tax liabilities based on management’s best estimate. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.

Commitments

Capital commitments for the future purchase of equipment and intangible assets are as follows as at December 31:

	2016	2015	2014*
Property, plant and equipment
Less than 1 year	689	382	290
Between 1 and 3 years	448	463	448
Between 3 and 5 years	—	224	448
Intangible assets
Less than 1 year	32	1	9
Between 1 and 3 years	18	11	—

Total	1,187	1,081	1,195

*	Excluding capital commitments of the Group’s operations in Italy as at December 31, 2014 of US$396.

Telecom Licenses Capital Commitments

VEON’s ability to generate revenue in the countries it operates is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses under GSM-900/1800 and “3G” (UMTS / WCDMA) mobile radiotelephony communications services and “4G” (LTE). Under the license agreements, operating companies are subject to certain commitments, such as territory or population coverage, level of capital expenditures, and number of base stations to be fulfilled within a certain timeframe. After expiration of the license, our operating companies might be subject to additional payments for renewals, as well as new license capital and other commitments.

In July 2012, PJSC VimpelCom was awarded a mobile license, a data transmission license, a voice transmission license and a telematic license for the provision of LTE services in Russia. The roll-out of the LTE network will occur through a phased approach based on a pre-defined schedule pursuant to the requirements of the license. The LTE services were launched in the middle of 2013 and offered in six regions in Russia by the end of the year. The services must be extended to a specific number of additional regions each year through to December 1, 2019 by when services must cover all of Russia. PJSC VimpelCom is required to comply with the following conditions among others under the terms of the license: (i) invest at least RUB 15 billion (US$224) in each calendar year, for which the Company continues to comply with to date in the construction of its federal LTE network until the network is completed, which must occur before December 1, 2019; (ii) provide certain data transmission services in all secondary and higher educational institutions in specified areas with population over 50 thousand; and (iii) provide interconnection capability to telecommunications operators that provide mobile services using virtual networks in any five regions in Russia not later than July 25, 2016. The latter requirement was fulfilled by PJSC VimpelCom within the required time.

Operating lease commitments

Operating lease commitments are as follows as at December 31:

	2016	2015	2014
Less than 1 year	121	60	209
Between 1 and 5 years	368	153	365
More than 5 years	148	66	200

Total	637	279	774

Operating lease commitments mainly relate to the lease of base station sites and office spaces. Operating leases can be renewed but may be subject to renegotiations with lessors.

Contingencies

VEON—Securities Class Action

On November 4, 2015, a class action lawsuit was filed in the United States against VEON and certain of its current and former officers by Charles Kux-Kardos, on behalf of himself and other investors in the Company alleging certain violations of the United States federal securities laws in connection with the Company’s public disclosures relating to its operations in Uzbekistan. On December 4, 2015, a second complaint was filed by Westway Alliance Corp. that asserts essentially the same claims in connection with essentially the same disclosures.

On April 27, 2016, the court consolidated the two actions and appointed Westway as lead plaintiff. On May 6, 2016, a motion for reconsideration was filed on the appointment of Westway as lead plaintiff and on September 26, 2016, the court affirmed the selection of Westway as the lead plaintiff. An amended complaint was filed on December 9, 2016. Briefing on VEON’s motion to dismiss the amended complaint will be completed by May 2017. No date has been set for any hearing, and the timing of the court’s resolution of the motion is unknown.

GTH—Licence Fees Tax Litigation

The Egyptian Tax Authority (“ETA”) conducted a review of GTH’s tax filings for the years 2000-2004. Following the review, in May 2010, the Internal Committee of the ETA assessed additional tax liabilities in the amount of approximately Egyptian pound (“EGP”) 2 billion (US$256) against GTH for these years. The basis for the assessment was that, according to the ETA, GTH’s investments in Algeria, Syria, Iraq, Tunisia and Sub-Saharan Africa during these years were actually license fees paid to foreign governments for which Egyptian withholding tax was due according to Egyptian tax laws.

GTH challenged the Internal Committee’s ETA’s assessment before the Appellate Committee of the ETA. On May 14, 2012, the Appellate Committee cancelled the Internal Committee’s assessment of EGP 2 billion (US$256) in part and reduced the assessed amount to EGP 323 million (US$41).

GTH agreed to pay the assessed amount of EGP 323 million (US$41) in instalments on a without prejudice basis, which it has satisfied, and also appealed the Appellate Committee’s decision to the North Cairo Court of First Instance. The ETA also challenged the Appellate Committee’s decision and is seeking to reinstitute its original assessment of EGP 2 billion (US$256) plus late payment interest. The proceedings remain ongoing before the court.

Separately, on January 18, 2016, GTH, through its tax advisors, received a demand from the ETA claiming an amount of EGP 429 million (US$55) in late payment interest on the Appellate Committee’s assessment of EGP 323 million (US$41). The demand threatened administrative seizure of GTH’s assets in the event of non-payment. On February 17, 2016, GTH filed an appeal in the Administrative Court to challenge the demand and intends to vigorously defend itself. On February 24, 2016, GTH received an updated demand from the ETA, which GTH objected to on March 24, 2016. On May 3, 2016, the ETA resent the same demand, which GTH again objected to on May 7, 2016.

GTH—Iraqi Profits and Dividends Tax Litigation

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

Separately, on January 18, 2016, GTH, through its tax advisors, received a demand from the ETA claiming an amount of EGP 235 million (US$30) assessed by the Appellate Committee together with late payment interest of EGP 258 million (US$33). The demand threatened administrative seizure of GTH’s assets in the event of non-payment. On February 17, 2016, GTH filed an appeal in the Administrative Court to challenge the demand and intends to vigorously defend itself. On February 24, 2016, GTH received an updated demand from the ETA claiming EGP 505 million (EGP 235 million principal plus EGP 270 million interest), which GTH objected to on March 24, 2016. On May 3, 2016, the ETA sent a new demand, which GTH objected to on May 7, 2016.

Tax year 2007

During the audit conducted by the ETA in 2011 in respect GTH’s tax filings for the year 2007, the ETA concluded that GTH owed additional corporate income tax of EGP 282 million (US$36) in respect of dividends distributed by Iraqna to OTIL in 2007. After GTH disputed the claim on the basis of the Iraq-Egypt double taxation treaty, the ETA referred the dispute to the Internal Committee, who upheld the ETA’s position. GTH appealed the Internal Committee’s decision to the Appeal Committee, where proceedings are ongoing.

VAT on Replacement SIMs

On April 1, 2012, the National Board of Revenue (“NBR”) issued a demand to Banglalink for BDT 7.74 billion (US$98 as of December 31, 2016) for unpaid SIM tax (VAT and supplementary duty). The NBR alleged that Banglalink evaded SIM tax on new SIM cards by issuing them as replacements. On the basis of 5 random SIM card purchases made by the NBR, the NBR concluded that all SIM card replacements issued by Banglalink between June 2009 and December 2011 (7,021,834 in total) were new SIM connections and subject to tax. Similar notices were sent to three other operators in Bangladesh. Banglalink and the other operators filed separate petitions in the High Court, which stayed enforcement of the demands.

In an attempt to assist the NBR in resolving the dispute, the Government ordered the NBR to form a Review Committee comprised of the NBR, the Commissioner of Taxes (“LTU”), Bangladesh Telecommunication Regulatory Commission (“BTRC”), AMTOB and the operators (including Banglalink). The Review Committee identified a methodology to determine the amount of unpaid SIM tax and, after analyzing 1,200 randomly selected SIM cards issued Banglalink, determined that only 4.83% were incorrectly registered as replacements. The Review Committee’s interim report was signed off by all the parties, however, the Convenor of the Review Committee reneged on the interim report and unilaterally published a final report that was not based on the interim report or the findings of the Review Committee. The operators objected to the final report.

The NBR Chairman and operators’ representative agreed that the BTRC would prepare further guidelines for verification of SIM users. Although the BTRC submitted its guidelines (under which Bangalink’s exposure was determined to be 8.5% of the original demand), the Convenor of the Review Committee submitted a supplementary report which disregarded the BTRC’s guidelines and assessed Banglalink’s liability for SIM tax to be BDT 7.62 billion (US$97 as of December 31, 2016). The operators refused to sign the supplementary report.

On May 18, 2015, Banglalink received an updated demand from the LTU claiming Banglalink had incorrectly issued 6,887,633 SIM cards as replacement SIM cards between June 2009 and December 2011 and required Banglalink to pay BDT 5.32 billion (US$67 as of December 31, 2016) in SIM tax. The demand also stated that interest may be payable. Similar demands were sent to the other operators.

On June 25, 2015, Banglalink filed an application to the High Court to stay the updated demand, and a stay was granted. On August 13, 2015, Banglalink filed its appeal against the demand before the Appellate Tribunal and deposited 10% of the amount demanded in order to proceed. The other operators also appealed their demands. On April 26, 2016, Banglalink presented its legal arguments and on September 28, 2016, the appeals of all the operators were heard together. The Appellate Tribunal has yet to make its decision, which decision can be appealed to the High Court. Banglalink and the operators continue to engage in discussions with the government in an attempt to resolve the dispute.

Catalyst Litigation

VEON Ltd. (the “Company”) is a defendant in an action brought in 2016 by The Catalyst Capital Group Inc. (“Catalyst”) for CAD$750 million alleging breach of contract in the Superior Court of Justice in Ontario, Canada (the “Court”). In 2014, Catalyst and the Company entered into an exclusivity agreement in connection with negotiations for the sale of the Company’s WIND Mobile business. Catalyst alleges that the Company and its financial advisor, UBS Securities Canada Inc., breached their exclusivity agreement obligations, which in turn enabled the sale of WIND Mobile to a consortium of other investors, who are also named co-defendants. The

Company and all co-defendants have filed motions to dismiss the claim, and those motions are scheduled to be heard in August 2017 and therefore remain pending with the Court. In addition, the Company has filed a Statement of Defence denying all allegations and intends to vigorously contest the matter.

KaR-Tel—Turkish Savings Deposit Insurance Fund Litigation

In 2005, the Savings Deposit Insurance Fund (the “SDIF”), a Turkish state agency responsible for collecting state claims arising from bank insolvencies, issued a payment order against KaR-Tel for Turkish Lira (“TRY”) 7.55 billion (US$2,588). The Payment Order was based on the SDIF’s claim against the Turkish Uzan Group, which the SDIF alleged was a debtor of T. Imar Bankasi, an insolvent Turkish bank. Two entities in the Uzan Group (the “Former Shareholders”) held a 60% equity interest in KaR-Tel until November 2003 when KaR-Tel redeemed the Former Shareholders’ equity interest pursuant to a decision of the Almaty City Court of June 6, 2003, which was confirmed by the Kazakhstan Supreme Court on July 23, 2003 (the “Kazakh Judgment”).

On October 20, 2009, KaR-Tel filed with the Sisli 3d Court of the First Instance in Istanbul an application for the recognition of the Kazakh Judgment in Turkey. Following a number of hearings and appeals, on January 30, 2013, the Supreme Court upheld earlier court decisions and confirmed the recognition of the Kazakh Judgment in Turkey.

On October 20, 2009, KaR-Tel also filed with the 4th Administrative Court of Istanbul (the “4th Administrative Court”) a petition asking the court to treat the recognition of the Kazakh Judgment as a court precedent and to suspend the enforcement proceedings in relation to the Order to Pay. On October 25, 2010, the 4th Administrative Court ruled that the Order to Pay was illegal and annulled it. The Court’s decision was appealed by the SDIF.

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

On April 26, 2016, the Chamber rejected the SDIF’s claim for correction and ruled in favor of KaR-Tel. No further appellate rights are available so the case is now fully concluded.

Contingent tax liabilities

Multinational groups of the size of VEON are exposed to varying degrees of uncertainty related to tax planning changes in tax law and periodic tax audits. VEON accounts for its income taxes on the basis of its own internal analyses, supported by external advice. VEON continually monitors its global tax position, and whenever uncertainties arise, VEON assesses the potential consequences and either accrues the liability or discloses a contingent liability in its financial statements, depending on the strength of the Company’s position and the resulting risk of loss.

Contingencies and uncertainties

In addition to the individual matters mentioned above, the Company is involved in other disputes, litigation and regulatory inquiries and investigations, both pending and threatened, in the ordinary course of its business. The total value of all other individual contingencies above US$5 other than disclosed above amounts to US$29. The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company. Furthermore, the Company believes it has provided for all probable liabilities arising in the ordinary course of its business.

For the ongoing matters described above, where the Company has concluded that the potential loss arising from a negative outcome in the matter cannot be estimated, the Company has not recorded an accrual for the potential loss. However, in the event a loss is incurred, it may have an adverse effect on the results of operations, liquidity, capital resources, or financial position of the Company.

28 Events after the reporting period

GTH share buyback

GTH bought back 524,569,062 ordinary shares from its shareholders for EGP 4.1 billion (US$258), for which the transaction settled on February 21, 2017. VEON did not take part in the share buyback. As a result of the share buyback, the Company’s interest in GTH will increase from 51.92% to 57.69% following the cancellation of the shares purchased in the share buyback. The cancellation of the 524,569,062 ordinary shares was approved at an extraordinary general meeting of GTH’s shareholders on March 19, 2017 and will take effect pending ratification by the Egyptian Financial Supervisory Authority of the minutes of the March 19, 2017 extraordinary general meeting. The increase of the Company’s interest in GTH will be accounted for directly in equity in the Q1 2017 interim financial statements.

New GTH Loan facility

GTH entered into an unsecured short-term loan agreement with Citi and ING Bank for a principal amount of US$200, on February 5, 2017. The loan agreement has an initial term of six months (the “Initial Term”), which is capable of being extended until December 15, 2017, and carries interest at a rate of LIBOR plus 4.00% per annum during the Initial Term (rising to LIBOR plus 5.00% per annum for the period from the expiry of the Initial Term to December 15, 2017 in the event the term of the loan agreement is extended), with two of the GTH’s fully owned subsidiaries (International Wireless Communications Pakistan Limited and Telecom Ventures Limited) acting as guarantors. Subject to the terms of the loan agreement, the loan amount will be used for funding the share buyback of GTH.

New dividend policy approved by supervisory board; final 2016 dividend of US 19.5 cents per ADS

On February 28, 2017, VEON Supervisory Board approved a new dividend policy following the Company’s completion of the Italy transaction, improvement of its cash flows and stabilization of the macro-economic environment in markets where the Company operates. For the financial year ending December 31, 2016, VEON intends to pay a dividend in the aggregate amount of US 23.0 cents per share comprised of US 3.5 cents per share paid as an interim dividend in December 2016 and US 19.5 cents per share as a final dividend. It is expected that the dividend will be paid on or about April 12, 2017. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon.

New multi-currency term and revolving facilities up to US$2,250

VimpelCom Holdings B.V. entered into a new multi-currency term and revolving facilities agreement (the “TL/RCF”) of up to US$2,250 on February 16, 2017. The TL/RCF replaces the existing US$1,800 revolving credit facility signed in 2014. The term facility has a five-year tenor and the revolving credit facility has an initial tenor of three years, with VimpelCom Holdings B.V. having the right to request two one-year extensions to the tenor of the revolving credit facility, subject to lender consent. Several international banks have committed to the TL/RCF in an aggregate amount of US$2,108. The TL/RCF includes an option to increase the amount of the facility up to the full amount US$2,250, which would consist of a term facility of US$562.5 and a revolving credit facility of US$1,687.5. VimpelCom Holdings B.V. will have the option to make each drawdown under the facilities in either US Dollars or Euros. Under this facilities agreement, the Net Debt to Adjusted EBITDA covenant ratio will be calculated on the basis of the consolidated financial statements of VEON Ltd. and “pro-forma” adjusted for acquisitions and divestments of any business bought or sold during the relevant period.

Dividends declared to non-controlling interests

On February 13, 2017, VimpelCom Kyrgyzstan Holding AG, a subsidiary of the Company, declared dividends to its shareholders which were paid on February 16, 2017. The portion of dividends paid to the minority shareholder amounted to US$55.

Volatility of local currencies

As at March 23, 2017 the main developments in currencies are depreciation of GEL, RUB and KZT against US$ of 7.8%, 4.4% and 5.3% respectively and depreciation of UZS against US$ of 8.3%.

Redemption of Ruble bonds

On March 2, 2017, PJSC VimpelCom announced the reset of the coupon rate on its 10% Ruble bonds with a principal amount of RUB 15,052 million (US$258) maturing on March 8, 2022. The new coupon rate of 7.00% per annum will be applicable for the next six coupon periods (i.e. next three years) and will reset on March 3, 2020. Following the reset of the coupon rate, a number of bondholders exercised their put options with respect to the Ruble bonds in aggregate principal amounts of RUB14,459 million (US$248) which was repaid on March 17, 2017. Subsequent to the settlement, the total outstanding amount of 7% Ruble bonds was RUB 597 million (US$10).

Sberbank Drawdown

On March 16, 2017 PJSC VimpelCom drew down RUB 4,000 million under its revolving credit facility with Sberbank. The drawdown matures on May 29, 2017.

Alfa-Bank credit facility amendment and extension

On March 29, 2017, VimpelCom Amsterdam B.V., as original borrower, and VimpelCom Holdings B.V., as new borrower, entered into an amendment agreement with respect to a US$500 million facility agreement with AO “Alfa-Bank,” as the original lender and agent, dated April 2, 2014. Pursuant to the amendment agreement, the tenor of this facility has been extended until October 17, 2017. Further, VimpelCom Holdings B.V. has replaced VimpelCom Amsterdam B.V. as the borrower, and the guarantee from VimpelCom Holdings B.V. was terminated. In addition, VimpelCom Holdings B.V. granted AO “Alfa-Bank” the right to novate some of the principal amount of the facility to other lenders. On March 29, 2017, VimpelCom Holdings B.V. received confirmation that US$350 of the extended facility had been novated by AO “Alfa-Bank” to Sberbank.

29 Condensed separate financial information of VEON Ltd.

Certain of the consolidated entities by VEON Ltd are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements. These restrictions are related to standard requirements to maintain debt service coverage ratios and currency control regulations imposed by local governments in some countries where the Company operates.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4- 08 (e) (3) “General Notes to Financial Statements” and Rule 5-04 (c) “What schedules are to be filed” and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as at December 31, 2015. Therefore, separate condensed financial statements of VEON Ltd. are presented.

The Company follows the accounting policies as described in Note 2 to the consolidated financial statements of VEON Ltd. and its subsidiaries with the exception of its investments in subsidiaries for which the Company uses the equity method of accounting.

The separate financial statements should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes thereto.

At December 31, 2016, VEON Ltd. had restricted net assets of US$1,840 (2015: US$2,731), or 29% (2015: 71%) of total net assets.

Condensed statement of financial position:

As at December 31

	2016	2015	2014
Non-current assets
Property and equipment	4	6	7
Intangible assets	39	16	9
Investments	6,499	5,270	5,575

Total non-current assets	6,542	5,292	5,591
Total current assets	349	171	116

Total assets	6,891	5,463	5,707

Equity	5,960	3,765	5,006
Non-current liabilities	655	561	561
Current liabilities	276	1,137	140

Total equity and liabilities	6,891	5,463	5,707

Condensed income statements:

for the years ended December 31

	2016	2015	2014
Selling, general and administrative expenses	(264)	(1,251)	(213)
Depreciation and amortization	(7)	(5)	(4)

Total operating expenses	(271)	(1,256)	(217)
Finance income and (costs)	(47)	8	5
Other non-operating income	83	18	2
Share in result of subsidiaries after tax	2,563	575	(437)
Total non-operating income and expenses	2,599	601	(430)

Loss for the year	2,328	(655)	(647)

Condensed statements of comprehensive income:

for the years ended December 31

	2016	2015	2014
Total comprehensive loss for the year, net of tax	2,233	(1,727)	(4,633)

Condensed statement of cash flows:

for the years ended December 31

	2016	2015	2014
Net cash flows from operating activities	(1,182)	(266)	(149)

Investing activities
Purchase of property, plant and equipment and intangible assets	(30)	(11)	(7)
Receipt of dividends	362	—	75
Repayments of share premiums	900	309	134

Net cash flows used in investing activities	1,232	298	202

Financing activities
Proceeds from borrowings net of fees paid	290	87	23
Repayment of borrowings	(290)	(37)	(10)
Dividends paid to equity owners of the parent	(61)	(61)	(71)
Share capital issued and paid	—	—	—

Net cash flows generated from/(used in) financing activities	(61)	(11)	(58)

Net increase (decrease) in cash and cash equivalents	(9)	21	(5)
Net foreign exchange difference	(4)	1	(1)
Cash and cash equivalents at beginning of period	39	17	23

Cash and cash equivalents at end of period	26	39	17

Amsterdam, March 31, 2017

VEON Ltd.