Form 20-F
period 2017-12-31
VEON Ltd.
filed 2018-03-15
CIK 1468091

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 1,756,731,135 common shares, US$0.001 nominal value.

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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

EXPLANATORY NOTE

        This Annual Report on Form 20-F includes audited consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015 prepared in accordance with International Financial Reporting Standards, or "IFRS," as issued by the International Accounting Standards Board, or "IASB," and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009. All references to our audited consolidated financial statements appearing in this Annual Report on Form 20-F are to the audited consolidated financial statements included in this Annual Report on Form 20-F.

        Effective March 30, 2017, we changed our name from VimpelCom Ltd. to VEON Ltd. References in this Annual Report on Form 20-F to "VEON" as well as references to "our company," "the company," "our group," "the group," "we," "us," "our" and similar pronouns, are references to VEON Ltd. as of March 30, 2017 and to VimpelCom Ltd. prior to March 30, 2017, an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone as of March 30, 2017 and to VimpelCom Ltd. alone prior to March 30, 2017.

        All section references appearing in this Annual Report on Form 20-F are to sections of this Annual Report on Form 20-F, unless otherwise indicated.

Presentation of Financial Information of the Italy Joint Venture

        We and CK Hutchison Holdings Limited ("Hutchison") jointly own and operate a joint venture holding company, VIP-CKH Luxembourg S.à.r.l, comprised of our former business, WIND Telecomunicazioni S.p.A. ("Historical WIND Business"), and Hutchison's former businesses in Italy ("H3G S.p.A."). We refer to this operation, which operates in Italy under the "3," "Wind," "Wind Tre Business" and "Infostrada" brands, as the "Italy Joint Venture" in this Annual Report on Form 20-F.

        We account for the Italy Joint Venture using the equity method of accounting. On November 5, 2016, we contributed our entire shareholding in our Historical WIND Business for a 50% interest in the Italy Joint Venture and thus do not control the Italy Joint Venture's operations. However, we include operational and certain limited financial information for the Italy Joint Venture in this Annual Report on Form 20-F, because the Italy Joint Venture is a significant part of our business.

        The consolidated financial data presented in this Annual Report on Form 20-F presents the Italy Joint Venture as an investment in associates and joint ventures, and accounts for the Italy Joint Venture in "Shares of (loss)/profit of associates and joint ventures." On November 5, 2016, the balance sheet of the Historical WIND Business was deconsolidated and an investment in a joint venture, in which we have joint control, was recorded. Prior to November 5, 2016 we classified the Historical WIND Business as an asset held for sale and a discontinued operation. Since January 1, 2017, management has included the Italy Joint Venture as a reportable segment due to its increased contribution to our overall financial results and position.

        In addition, we are filing the financial statements of the Italy Joint Venture as Exhibit 99.3 to this Annual Report on Form 20-F. Rule 3-09 of Regulation S-X provides that if a 50%-or-less-owned person accounted for by the equity method meets the first or third condition of the significant subsidiary tests set forth in Rule 1-02(w) of Regulation S-X, substituting 20% for 10%, separate financial statements for such 50%-or-less-owned person shall be filed. These financial statements shall be prepared in accordance with accounting principles generally accepted in the United States of America or IFRS as issued by IASB. The Italy Joint Venture met the significant subsidiary test described above for the year ending December 31, 2017 and, accordingly, we have included in this Annual Report on Form 20-F the required financial statements for the years ended December 31, 2017 and 2016, and the accompanying Notes to the financial statements, of VIP-CKH Luxembourg S.à.r.l, the holding company of the Italy Joint Venture, prepared in accordance with IFRS as issued by IASB. See "Exhibit 99.3—Consolidated financial statements of VIP-CKH Luxembourg S.à.r.l for the years ended December 31, 2017 and 2016." These statements and accompanying notes were required to be audited only for those fiscal years in which either the first or third condition of the significant subsidiary tests set forth in Rule 1-02(w) is met. The significance test is calculated as of the end of the fiscal year and for the fiscal year.

        All financial information related to the Italy Joint Venture is the responsibility of the Italy Joint Venture's management and has not been prepared or approved by our management.

Non-IFRS Financial Measures

Adjusted EBITDA

        Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as (loss)/profit before tax before depreciation, amortization, loss from disposal of non-current assets and impairment loss, financial expenses and costs, net foreign exchange gain/(loss) and share of associates and joint ventures. The measure includes certain non-operating losses and gains mainly represented by litigation provisions for all of its segments except for Russia. Our total Adjusted EBITDA includes certain reconciliation adjustments necessary because our Russia segment excludes certain expenses from its Adjusted EBITDA. As a result of the reconciliations, the total Adjusted EBITDA we present, which represents the Adjusted EBITDA of each of our reportable segments with the exception of the Italy Joint Venture, differs from the aggregation of Adjusted EBITDA of such reportable segments.

        For a reconciliation of Adjusted EBITDA to (loss)/profit before tax, the most directly comparable IFRS financial measure, for the years ended December 31, 2017, 2016 and 2015, see "Item 5—Operating and Financial Review and Prospects—Certain Performance Indicators—Adjusted EBITDA" and Note 7 to our audited consolidated financial statements.

        Our management uses Adjusted EBITDA as a supplemental performance measure and believes that Adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, our ability to fund discretionary spending and our ability to incur and service debt. In addition, the components of Adjusted EBITDA include the key revenue and expense items for which our operating managers are responsible and upon which their performance is evaluated. However, a limitation of Adjusted EBITDA's use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time.

        Adjusted EBITDA also assists management and investors by increasing the comparability of our performance against the performance of other telecommunications companies that provide EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating profit between periods. However, our Adjusted EBITDA results may not be directly comparable to other companies' reported EBITDA or OIBDA results due to variances and adjustments in the components of EBITDA (including our calculation of Adjusted EBITDA) or calculation measures.

Adjusted EBITDA Margin

        Adjusted EBITDA Margin is a non-IFRS financial measure. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total operating revenue, expressed as a percentage. For a description of how we calculate Adjusted EBITDA and a discussion of its limitations in evaluating our performance, see "—Adjusted EBITDA."

Functional currency financial measures

        In the discussion and analysis of our results of operations, we present certain financial measures in functional currency terms. These non-IFRS financial measures present our results of operations in local currency amounts and thus exclude the impact of translating such local currency amounts to U.S. dollars, our reporting currency. We analyze the performance of our reportable segments on a functional currency basis to increase the comparability of results between periods. Our management believes that evaluating their performance on a functional currency basis provides an additional and meaningful assessment of performance to our management and to investors. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, see "Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability of Financial Position and Results of Operations—Foreign Currency Translation" and Notes 2 and 4 to our audited consolidated financial statements.

Capital Expenditures

        In this Annual Report on Form 20-F, we present capital expenditures, which include purchases of new licenses, equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current assets, accounted for at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures. For more information on our capital expenditures, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements" and Note 7 to our audited consolidated financial statements.

Certain Performance Indicators

        In this Annual Report on Form 20-F, we present certain operating data, including number of mobile customers, mobile ARPU, number of mobile data customers and number of fixed-line broadband customers, which our management believes is useful in evaluating our performance from period to period and in assessing the usage and acceptance of our mobile and broadband products and services. These operating metrics are not included in our financial statements. For more information on each of these metrics, see "Item 5—Operating and Financial Review and Prospects—Certain Performance Indicators."

Market and Industry Data

        This Annual Report on Form 20-F contains industry, market and competitive position data that are based on the industry publications and studies conducted by third parties noted herein and therein, as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources. We also believe our internal research is reliable and the definition of our market and industry are appropriate, but neither such research nor these definitions have been verified by any independent source.

        Certain market and industry data in this Annual Report on Form 20-F is sourced from the report of Analysys Mason, dated March 14, 2018. Mobile penetration rate is defined as mobile connections divided by population. Population figures for the mobile penetration rates provided by Analysys Mason are sourced from the Economist Intelligence Unit. Mobile connections are on a three-month active basis such that any SIM card that has not been used for more than three months is excluded. Certain data for the year ended December 31, 2016 sourced by Analysys Mason in our 2016 Annual Report on

Form 20-F filed on April 3, 2017 could only be provided by Analysys Mason as estimates and have therefore been restated in this Annual Report on Form 20-F.

Glossary of Telecommunications Terms

        The discussion of our business and the telecommunications industry in this Annual Report on Form 20-F contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in "Exhibit 99.1—Glossary of Telecommunications Terms."

Trademarks

        We have proprietary rights to trademarks used in this Annual Report on Form 20-F which are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 20-F may appear without the "®" or "TM" symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report on Form 20-F is the property of its respective holder.

Other Information

        In this Annual Report on Form 20-F, references to (i) "U.S. dollars" and "US$" are to the lawful currency of the United States of America, (ii) "Russian rubles" or "RUB" are to the lawful currency of the Russian Federation, (iii) "Pakistani rupees" or "PKR" are to the lawful currency of Pakistan, (iv) "Algerian dinar" or "DZD" are to the lawful currency of Algeria, (v) "Bangladeshi taka" or "BDT" are to the lawful currency of Bangladesh, (vi) "Ukrainian hryvnia" or "UAH" are to the lawful currency of Ukraine, (vii) "Uzbek som" or "UZS" are to the lawful currency of Uzbekistan, (viii) "Kazakh tenge" is to the lawful currency of the Republic of Kazakhstan and (viii) "€," "EUR" or "euro" are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, references to "EU" are to the European Union, references to "LIBOR" are to the London Interbank Offered Rate, references to "EURIBOR" are to the Euro Interbank Offered Rate and references to "KIBOR" are to the Karachi Interbank Offered Rate.

        This Annual Report on Form 20-F contains translations of certain non-U.S. currency amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the relevant non-U.S. currency amounts actually represent such U.S. dollar amounts or could be converted, were converted or will be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from euro, Pakistani rupee, Algerian dinar and Bangladeshi taka amounts at the exchange rates provided by Bloomberg Finance L.P. and from Russian ruble, Ukrainian hryvnia, Kazakh tenge and Uzbek som amounts at official exchange rates, as described in more detail in "Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability of Financial Position and Results of Operations—Foreign Currency Translation."

Rounding

        Certain amounts and percentages that appear in this Annual Report on Form 20-F have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Annual Report on Form 20-F contains estimates and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this Annual Report on Form 20-F, may adversely affect our results as indicated in forward-looking statements. You should read this Annual Report on Form 20-F completely and with the understanding that our actual future results may be materially different and worse from what we expect.

        All statements other than statements of historical fact are forward-looking statements. The words "may," "might," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "seek," "believe," "estimate," "predict," "potential," "continue," "contemplate," "possible" and similar words are intended to identify estimates and forward-looking statements.

        Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

  •
  our plans to implement our strategic priorities;

  •
  our targets and strategic initiatives in the various countries in which we operate;

  •
  our ability to develop new revenue streams and achieve portfolio and asset optimizations, digitalize our business model, improve customer experience and optimize our capital structure;

  •
  our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;

  •
  our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

  •
  our expectations regarding our capital expenditures and operational expenditures in and after 2018 and our ability to meet our projected capital requirements;

  •
  our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the roll-out and benefits of 3G/4G/LTE/5G networks or other networks, broadband services and integrated products and services, such as FMC;

  •
  our ability to execute our business strategy successfully and to complete, and achieve the expected synergies from, our existing and future transactions, such as the Italy Joint Venture and our merger with Warid Telecom Pakistan LLC (the "Pakistan Merger");

  •
  our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;

  •
  our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;

  •
  our plans regarding marketing and distribution of our products and services, including customer loyalty programs;

  •
  our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

  •
  our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

  •
  possible adverse consequences resulting from our agreements announced on February 18, 2016 with the U.S. Securities and Exchange Commission ("SEC"), the U.S. Department of Justice ("DOJ"), and the Dutch Public Prosecution Service (Openbaar Ministerie) ("OM"), as well as any litigation or additional investigations related to or resulting from the agreements, any changes in company policy or procedure resulting from the review by the independent compliance monitor, the duration of the independent compliance monitor's review, and VEON Ltd.'s compliance with the terms of the resolutions with the DOJ, SEC, and OM; and

  •
  other statements regarding matters that are not historical facts.

        These statements are management's best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management's current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Annual Report on Form 20-F include:

  •
  risks relating to changes in political, economic and social conditions in each of the countries in which we operate (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

  •
  in each of the countries in which we operate, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and the taxation thereof, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

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

  •
  risks that the various regulatory agencies or other parties with whom we are involved in legal challenges, tax disputes or appeals, may not find in our favor;

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

  •
  risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate, including our ability to keep pace with technological change and evolving industry standards;

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

  •
  risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures, in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;

  •
  risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.'s status as a Bermuda company and a foreign private issuer; and

  •
  other risks and uncertainties as set forth in "Item 3—Key Information—D. Risk Factors."

        These factors and the other risk factors described in "Item 3—Key Information—D. Risk Factors" are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not required.

ITEM 3.    KEY INFORMATION

A. Selected Financial Data

        The following selected consolidated financial data as of and for each of the five years ended December 31, 2017, has been derived from our historical consolidated financial statements, which as of and for the years ended December 31, 2017, 2016, 2015 and 2014 have been audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, and as of and for the year ended December 31, 2013, have been audited by Ernst & Young Accountants LLP, an independent registered public accounting firm, except as noted below. The data should be read in conjunction with our audited consolidated financial statements and related notes and the financial information in "Item 5—Operating and Financial Review and Prospects."

        The data for 2015, 2014 and 2013 reflects the classification of our Historical WIND Business as a discontinued operation. The data for 2016 reflects 10 months of our Historical WIND Business classified as a discontinued operation and two months of the Italy Joint Venture classified as an equity investment. For more information, see "Explanatory Note—Presentation of Financial Information of the Italy Joint Venture" and Note 6 to our audited consolidated financial statements. For a discussion of certain factors affecting comparability of our financial position and results of operations across periods, see "Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability of Financial Position and Results of Operations."

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in millions of U.S. dollars, except per share amounts and as indicated)
Consolidated income statements data:
Service revenue	9,105	8,553	9,313	13,200	15,472
Sale of equipment and accessories	244	184	190	218	391
Other revenue	125	148	103	68	103

Total operating revenue	9,474	8,885	9,606	13,486	15,966

Operating expenses
Service costs	(1,879)	(1,769)	(1,937)	(2,931)	(3,595)
Cost of equipment and accessories	(260)	(216)	(231)	(252)	(438)
Selling, general and administrative expenses	(3,748)	(3,668)	(4,563)	(4,743)	(6,256)
Depreciation	(1,454)	(1,439)	(1,550)	(1,996)	(2,245)
Amortization	(537)	(497)	(517)	(647)	(808)
Impairment loss	(66)	(192)	(245)	(976)	(2,963)
Loss on disposals of non-current assets	(24)	(20)	(39)	(68)	(93)
Total operating expenses	(7,968)	(7,801)	(9,082)	(11,613)	(16,398)

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in millions of U.S. dollars, except per share amounts and as indicated)
Operating profit	1,506	1,084	524	1,873	(432)
Finance costs	(935)	(830)	(829)	(1,077)	(1,213)
Finance income	95	69	52	52	90
Other non-operating (losses)/gains	(97)	(82)	(42)	121	84
Share of (profit) / loss of associates and joint ventures	(412)	48	14	(38)	(159)
Impairment of associates and joint ventures accounted for using the equity method	(110)	(99)	—	—	—
Net foreign exchange (gain)/ loss	(71)	157	(314)	(556)	(12)
(Loss)/profit before tax	(24)	347	(595)	375	(1,642)

Income tax expense	(472)	(635)	(220)	(598)	(1,813)

(Loss) for the year from continuing operations	(496)	(288)	(815)	(223)	(3,455)

Profit/(loss) after tax for the period from discontinued operations	—	920	262	(680)	(633)
Profit on disposal of discontinued operations, net of tax	—	1,788	—	—	—
Profit/(loss) after tax for the period from discontinued operations	—	2,708	262	(680)	(633)
(Loss)/profit for the year	(496)	2,420	(553)	(903)	(4,088)
Attributable to:
The owners of the parent (continuing operations)	(483)	(380)	(917)	33	(1,992)
The owners of the parent (discontinued operations)	—	2,708	262	(680)	(633)
Non-controlling interest	(13)	92	102	(256)	(1,463)

	(496)	2,420	(553)	(903)	(4,088)

(Loss)/earnings per share from continuing operations
Basic, (loss)/profit for the year attributable to ordinary equity holders of the parent	(0.28)	(0.22)	(0.52)	0.02	(1.16)
Diluted, (loss)/profit for the year attributable to ordinary equity holders of the parent	(0.28)	(0.22)	(0.52)	0.02	(1.16)
Earnings/(loss) per share from discontinued operations
Basic, (loss)/profit for the year attributable to ordinary equity holders of the parent	—	1.55	0.15	(0.39)	(0.37)
Diluted, (loss)/profit for the year attributable to ordinary equity holders of the parent	—	1.55	0.15	(0.39)	(0.37)
Weighted average number of common shares (millions)	1,749	1,749	1,748	1,748	1,711
Dividends declared per share	0.28	0.23	0.035	0.035	1.24

	As of December 31,
	2017	2016	2015	2014	2013
	(in millions of U.S. dollars)
Consolidated balance sheet data:
Cash and cash equivalents	1,304	2,942	3,614	6,342	4,454
Working capital (deficit)(1)	(732)	(2,007)	(156)	(938)	(2,815)
Property and equipment, net	6,097	6,719	6,239	11,849	15,493
Intangible assets and goodwill	6,562	6,953	6,447	18,002	24,546
Total assets	19,521	21,193	33,854	41,042	49,874

Total liabilities	15,594	15,150	29,960	37,066	40,796

Total equity	3,927	6,043	3,894	3,976	9,078

(1)
Working capital (deficit) is calculated as current assets less current liabilities and is equivalent to net current assets.

SELECTED OPERATING DATA

        The following selected operating data as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 has been derived from internal company sources. The selected operating data set forth below should be read in conjunction with our audited consolidated financial statements and their related notes and "Item 5—Operating and Financial Review and Prospects."

	As of and for December 31,
	2017	2016	2015	2014	2013
Selected company operating data(1):
Mobile customers in millions
Russia	58.2	58.3	59.8	57.2	56.5
Pakistan	53.6	51.6	36.2	38.5	37.6
Algeria	15.0	16.3	17.0	17.7	17.6
Bangladesh	31.3	30.4	32.3	30.8	28.8
Ukraine	26.5	26.1	25.4	26.2	25.8
Uzbekistan	9.7	9.5	9.9	10.6	10.5
Others(2)	16.2	15.3	15.7	16.1	15.3
Total mobile customers(3)	210.5	207.5	196.3	197.1	192.1
Mobile ARPU (in U.S. dollars)(4)
Russia	5.5	4.6	5.1	8.6	10.6
Pakistan	2.2	2.3	2.1	2.1	2.3
Algeria	4.8	5.1	6.0	7.9	8.4
Bangladesh	1.5	1.6	1.6	1.6	1.5
Ukraine	1.8	1.7	1.8	3.1	4.7
Uzbekistan	4.4	5.6	5.7	5.6	5.3
Mobile data customers in millions
Russia	38.4	36.6	34.3	31.9	29.4
Pakistan	28.5	25.1	16.8	14.4	10.9
Algeria	7.2	7.0	4.1	1.3	0.5
Bangladesh	16.9	14.9	14.0	12.2	9.8
Ukraine	12.5	11.2	12.0	11.1	11.3
Uzbekistan	5.0	4.6	4.7	5.4	5.4
Others(2)	9.1	7.9	7.8	8.4	8.1
Total mobile data customers(3)	117.6	107.3	93.7	84.7	75.4
Fixed-line broadband customers in millions
Russia	2.2	2.2	2.2	2.3	2.3
Ukraine	0.8	0.8	0.8	0.8	—
Others(2)	0.3	0.3	0.4	0.2	0.3
Total broadband customers(3)	3.3	3.3	3.4	3.3	2.6

(1)
For information on how we calculate mobile customers, mobile ARPU, mobile data customers and fixed-line broadband customers, see "Item 5—Operating and Financial Review and Prospects—Certain Performance Indicators."

(2)
Customer numbers for Kazakhstan, Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos for all periods. For a discussion of the treatment of our "Others" category for each of the periods discussed in this Annual Report on Form 20-F, see "Item 5—Operating and Financial Review and Prospects—Reportable Segments."

(3)
The customer numbers for 2016, 2015, 2014 and 2013 have been adjusted to remove customers in operations that have been sold and exclude (i) the customers in our Historical WIND Business as of December 31, 2013, 2014 and 2015 and (ii) the customers in the new Italy Joint Venture as of December 31, 2016.

(4)
Data for "Others" is not presented because we do not collect data on mobile ARPU for the countries in our "Others" category. For a discussion of the treatment of our "Others" category for each of the periods discussed in this Annual Report on Form 20-F, see "Item 5—Operating and Financial Review and Prospects—Reportable Segments."

B.
Capitalization and Indebtedness

        Not required.

C.
Reasons for the Offer and Use of Proceeds

        Not required.

D.
Risk Factors

        The risks below relate to our company and our American Depositary Shares ("ADSs"). Before purchasing our ADSs, you should carefully consider all of the information set forth in this Annual Report on Form 20-F including, but not limited to, these risks.

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

        We have substantial amounts of indebtedness and debt service obligations. As of December 31, 2017, the outstanding principal amount of our external debt for bonds, bank loans, equipment financing, and other loans amounted to approximately US$11.1 billion. For more information regarding our outstanding indebtedness and debt agreements, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Consolidated Cash Flow Summary—Financing Activities."

        Agreements under which we borrow funds contain obligations, which include covenants that impose on us certain operating and financial restrictions. Some of these covenants relate to our financial performance or financial condition, such as levels or ratios of earnings, debt and assets and may prevent us or our subsidiaries from incurring additional debt. Failure to comply with these covenants may result in a default, which could increase the cost of securing additional capital, lead to the acceleration of our loans or result in the loss of any assets that secure the defaulted debts or to which our creditors otherwise have recourse. Such a default and acceleration of the obligations under one or more of these agreements (including as a result of cross-default or cross-acceleration) could have a material adverse effect on our business, financial condition, results of operations or prospects, and in particular on our liquidity and our shareholders' equity. In addition, covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations. For a discussion of agreements under which we borrow funds, see Note 17 to our audited consolidated financial statements.

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

Our strategic initiatives, including with respect to our digital agenda, may not be successfully implemented and the benefits we expect to achieve may not be realized.

        We continue to transform our business with the aim of reinventing our operations across all markets in which we operate. This transformation involves re-engineering fundamentals, working to revitalize the business and implementing a new digital model. There can be no assurance that our strategy will be successfully implemented in every respect and will not cause changes in our operational efficiencies or structure. In addition, the implementation of our strategic priorities could result in increased costs, conflicts with significant stakeholders, business interruptions and difficulty in recruiting and retaining key personnel. A failure to obtain the anticipated benefits of our performance transformation program, including revenue targets, cost optimization or a delay in the implementation of our transformation programs, could significantly affect our business, financial condition, results of operations, cash flows or prospects.

        As part of our initiative to implement a new digital model, we launched a new global personal internet platform in five markets in 2017 (the "VEON platform"). There can be no assurance that the VEON platform will generate the results we expect. Our success will depend on our ability to translate our experience and expertise with existing business models to these markets and overcoming any new or unforeseen obstacles, addressing legal and regulatory concerns previously not applicable to us, protecting our intellectual property rights, generating and sustaining user engagement and monetizing our new digital products. As a result of these challenges, there is a possibility that the VEON platform and our efforts to become a leading digital services provider will not be successful.

        We are also implementing various other initiatives to technologically and operationally modernize our core telecommunications business, including: developing new IT capabilities, self-care capacities, billing systems, customer relationship management systems, enterprise resource management systems, human capital management systems and enterprise performance management systems; implementing a "mobile first" operational model; and reducing and simplifying our IT cost base. There can be no assurance that this new strategy will generate the results we expect. We may experience implementation issues due to a lack of coordination or cooperation with our operating companies or third parties or otherwise encounter unforeseen issues, such as technological limitations, regulatory constraints or lack of customer engagement, that could frustrate our expectations regarding cost-optimization and process redesign or otherwise delay execution of these initiatives. As a result, our strategy to modernize our technological and digital business models may not be successful and our ambition to become an innovative telecommunications operator may not be achieved, which could adversely affect our business, financial condition, results of operations, cash flows or prospects.

We may not be able to raise additional capital, or we may only be able to raise additional capital at significantly increased costs.

        We may need to raise additional capital in the future, including through debt financing. If we incur additional indebtedness, the risks that we now face related to our indebtedness and debt service obligations could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness or we may not be able to borrow money within local or international capital markets on acceptable terms, or at all. We may also be impacted by conditions in local or international markets that make it difficult to raise capital or refinance existing debt.

        Our ability to raise additional capital may also be restricted by covenants in our financing agreements and our ability to raise additional capital or the cost of raising additional capital may be affected by any downgrade of our credit ratings, including for reasons outside our control, which may materially harm our business, financial condition, results of operations and prospects. In addition, the sanctions imposed by the United States, the European Union, and other countries in connection with developments in Russia and Ukraine, and additional sanctions which may be imposed in the future, may also negatively affect our ability to raise external financing, particularly if the sanctions are broadened. For more information on the sanctions imposed against Russia and Ukraine, see "Exhibit 99.2—Regulation of Telecommunications."

        If we are unable to raise additional capital or if the cost of raising additional capital significantly increases, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations, which could materially harm our business, financial condition, results of operations or prospects.

We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.

        A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars, Russian rubles and euro, including capital expenditures and borrowings, while a proportion of our revenue is denominated in currencies other than the U.S. dollar, the Russian ruble and the euro. Thus, declining values of local currencies against the U.S. dollar, the Russian ruble or the euro could make it more difficult for us to repay or refinance our debt, purchase equipment or services denominated in U.S. dollar, Russian ruble or euro. For example, the values of the Russian, Algerian, Ukrainian, Uzbekistani, Pakistani and Kazakh currencies have experienced significant volatility in recent years in response to certain political and economic issues, and may continue to decline. While our total operating revenue in U.S. dollar terms was favorably impacted in 2017 from foreign currency transactions and translations, future currency fluctuations and volatility may result in losses or otherwise negatively impact our results of operations. In addition, changes in exchange rates could also impact our ability to comply with covenants under our debt agreements. For more information about foreign currency translation, see "Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability of Financial Position and Results of Operations—Foreign Currency Translation," "Item 11—Quantitative and Qualitative Disclosures About Market Risk" and Notes 4 and 17 to our audited consolidated financial statements.

        Exchange rates may fluctuate if a government takes legislative or regulatory action with respect to its currency. For example, in 2017, the government of Uzbekistan announced the liberalization of its currency exchange rules and the resetting of the official exchange rate at 8,100 Uzbek som per U.S. dollar, which represented nearly a halving of the value of the Uzbek som to the U.S. dollar. The new official exchange rate has directly impacted our results by negative US$16 million, recognized as a net foreign exchange loss, and a movement in foreign currency translation reserve of negative US$420 million, recognized in our statement of other comprehensive income. Such exchange rate risks could harm our business, financial condition, results of operations or prospects. We cannot ensure that our existing or future hedging strategies will sufficiently hedge against these risks.

        The countries in which we operate have experienced periods of high levels of inflation, including certain cases of hyperinflation. Our profit margins could be harmed if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may be difficult with our mass market customers and our price sensitive customer base. Inflationary pressure in the countries where we have operations could materially harm our business, financial condition, results of operations, cash flows or prospects. "Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability of Financial Position and Results of Operations—Inflation."

As a holding company, VEON Ltd. depends on the performance of its subsidiaries and their ability to pay dividends, and may therefore be affected by changes in exchange controls and currency restrictions in the countries in which its subsidiaries operate.

        VEON Ltd. is a holding company and does not conduct any revenue-generating business operations of its own. Its principal assets are the direct and indirect equity interests it owns in its operating subsidiaries, and thus VEON Ltd. depends on cash dividends, distributions, loans or other transfers received from its subsidiaries to make dividend payments to its shareholders, including holders of ADSs, to repay debts, and to meet other obligations. The ability of its subsidiaries to pay dividends and make other transfers to VEON Ltd. depends on the success of their businesses and is not guaranteed.

        VEON Ltd.'s subsidiaries are separate and distinct legal entities. Any right that it has to receive any assets of, or distributions from, any subsidiary upon its bankruptcy, dissolution, liquidation or reorganization, or to realize proceeds from the sale of the assets of any subsidiary, will be junior to the claims of that subsidiary's creditors, including trade creditors. Furthermore, our ability to withdraw funds and dividends from our subsidiaries and operating companies may depend on the consent of our strategic partners where applicable.

        The ability of VEON Ltd.'s subsidiaries to pay dividends and make payments or loans to VEON Ltd., and to guarantee VEON Ltd.'s debt, will depend on their operating results and may be restricted by applicable covenants in debt agreements and corporate, tax and other laws and regulations, including restrictions on dividends, limitations on repatriation of cash and earnings and on the making of loans and repayment of debts, monetary transfer restrictions, and foreign currency exchange and related restrictions in certain agreements or certain jurisdictions in which VEON Ltd.'s subsidiaries operate or both. For more information on the legal and regulatory risks associated with our markets, see "—Legal and Regulatory Risks—We operate in uncertain judicial and regulatory environments."

        For more information on the restrictions on dividend payments, see "Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability of Financial Position and Results of Operations—Foreign Currency Controls and Currency Restrictions" and "—Risks Related to Our Markets—The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which we can conduct business and currency control requirements restrict activities in certain markets in which we have operations."

We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA, the SEC Judgment and the Dutch Settlement Agreement, which may be significant.

        VEON Ltd. is subject to a deferred prosecution agreement ("DPA") with the DOJ, a judgment entered by the United States District Court for the Southern District of New York related to an agreement with the SEC (the "SEC Judgment") and a settlement agreement with the OM (the "Dutch Settlement Agreement"). For more information, see Note 22 to our audited consolidated financial statements. In conjunction with the DPA and pursuant to the SEC Judgment, VEON Ltd. is required to retain, at its own expense, an independent compliance monitor. The independent compliance monitor was appointed in 2016. Pursuant to the DPA and the SEC Judgment, the term of the monitorship will continue until 2019, but may be terminated early or extended depending on certain circumstances, as ultimately determined and approved by the DOJ and the SEC. The monitor will assess and monitor our compliance with the terms of the DPA and the SEC Judgment by evaluating factors such as our corporate compliance program, internal accounting controls, recordkeeping and financial reporting policies and procedures. The monitor may recommend changes to our compliance program, policies, procedures, and internal accounting controls that we must adopt unless they are unduly burdensome or otherwise inadvisable, in which case we may propose alternatives, which the DOJ and the SEC may or may not accept.

        VEON Ltd. continues to incur costs in connection with compliance with the DPA, the SEC Judgment and the Dutch Settlement Agreement, including the ongoing obligations relating to the monitorship, costs of legal representation, our obligations to cooperate with the agencies regarding their investigations of other parties and the implementation of changes, if any, to its compliance program, internal controls, policies and procedures required by the monitor. We cannot fully predict the costs that we will incur associated with these matters. Such costs could be significant.

        Under the DPA and pursuant to the SEC Judgment, VEON Ltd. has obligations to implement and maintain, a compliance and ethics program designed to prevent and detect violations of the U.S. Foreign Corrupt Practices Act (the "FCPA") and other applicable anti-corruption laws throughout its operations. Further, VEON Ltd. must continue to review its existing internal accounting controls, policies, and procedures regarding compliance with the FCPA and other applicable anti-corruption laws. In connection with this review, we have adopted new or modified existing internal controls, policies, and procedures regarding compliance with the FCPA and other applicable anti-corruption laws. However, the implementation of such measures is ongoing, may continue to take significant management time and resources and remains subject to ongoing internal and external review.

We could be subject to criminal prosecution or civil sanction if we breach the DPA with the DOJ, the SEC Judgment or the Dutch Settlement Agreement, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation.

        Failure to comply with the terms of the DPA, whether such failure relates to alleged further improper payments, internal controls failures, or other matters of non-compliance, could result in criminal prosecution by the DOJ, including, but not limited to, for the charged conspiracy to violate the anti-bribery and the books and records provisions of the FCPA and violation of the internal controls provisions of the FCPA that were included in the information that was filed in connection with the DPA. Under such circumstances, the DOJ would be permitted to rely upon the admissions we made in the DPA and would benefit from our waiver of certain procedural and evidentiary defenses.

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

        Any criminal prosecution by the DOJ as a result of a breach of the DPA or civil or criminal penalties imposed as a result of noncompliance with the SEC Judgment could subject us to penalties and other costs, as well as third party and shareholder actions, that could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

        We may also face other potentially negative consequences relating to the investigations by and agreements with the DOJ, SEC and OM. The DPA, the SEC Judgment or the Dutch Settlement Agreement do not prevent these authorities from carrying out certain additional investigations with respect to the facts not covered in the agreements or in other jurisdictions, or do not prevent authorities in other jurisdictions from carrying out investigations into, or taking actions with respect to the issuance or renewal of our licenses or otherwise in relation to, these or other matters. Furthermore, the Norwegian Government has held parliamentary hearings concerning the investigations in the past, but further hearings are not scheduled or currently anticipated.

        Similarly, the agreements do not foreclose potential third party or additional shareholder litigation related to these matters. For example, a consolidated class action lawsuit has been filed in a U.S. district court against VEON Ltd. in relation to our prior disclosure regarding our operations in Uzbekistan, and relies upon the investigations by the DOJ, SEC and OM. We may incur significant costs in connection with this or future lawsuits. Any collateral investigations, litigation or other government or third party actions resulting from these or other matters could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

        In addition, any ongoing media and governmental interest in the prior investigations, the agreements and lawsuits, and any announced investigations and/or arrests of our former executive officers, could affect the perception of us and result in reputational harm to our company.

Efforts to merge with or acquire other companies or businesses, divest our companies, businesses or assets or to otherwise form strategic partnerships with third parties may divert management attention and resources away from our business operations and success with such efforts may subject us to additional liabilities or experience integration problems.

        We seek from time to time to merge with or acquire other companies or businesses, divest our companies or businesses or to form strategic partnerships through the formation of joint ventures or otherwise, for various strategic reasons, including to: outsource the management of our telecommunications tower sites; acquire more frequency spectrum, new technologies and service capabilities; network share; add new customers; increase market penetration; or expand into new markets. Our ability to successfully grow through acquisitions or strategic partnerships depends upon our ability to identify, negotiate, complete and integrate suitable companies and to obtain any necessary financing and the prior approval of any relevant regulatory bodies or courts. These efforts could divert the attention of our management and key personnel from our core business operations. As a result of any such merger, acquisition or strategic partnerships or failure of any anticipated merger, acquisition or strategic partnership to materialize (including any such failure caused by regulatory or third-party challenges), we may also experience:

  •
  difficulties in realizing expected synergies or integrating acquired companies, joint ventures or other forms of strategic partnerships, personnel, products, property and technologies into our existing business;

  •
  higher or unforeseen costs of integration or capital expenditure;

  •
  difficulties relating to the acquired or formed companies' or our partnerships' compliance with telecommunications licenses and permissions, compliance with laws, regulations and contractual obligations, ability to obtain and maintain favorable interconnect terms, frequencies and numbering capacity and ability to protect our intellectual property;

  •
  adverse market reactions stemming from competitive and other pressures;

  •
  difficulties in retaining key employees of the merged or acquired business or strategic partnerships who are necessary to manage our businesses;

  •
  difficulties in maintaining uniform standards, controls, procedures and policies throughout our businesses;

  •
  risks that different geographic regions present, such as currency exchange risks, developments in competition and regulatory, political, economic and social developments, which may, among other things, restrict our ability to maintain such strategic partnerships;

  •
  adverse customer reaction to the business combination; and

  •
  increased liability and exposure to contingencies that we did not contemplate at the time of the acquisition or strategic partnership.

        In addition, a merger, acquisition or strategic partnership could materially impair our operating results by causing us to incur debt or requiring us to amortize merger or acquisition expenses and merged or acquired assets. We may not be able to assess ongoing profitability and identify all actual or potential liabilities or issues of a business prior to an acquisition, merger or strategic partnership. If we merge with, acquire or form strategic partnerships with businesses or assets, which result in assuming unforeseen liabilities or which we have not obtained contractual protections or for which protection is not available, our business, financial condition, results of operations, cash flows or prospects could be adversely affected. As we investigate industry consolidation, our risks may increase. Our integration and consolidation of such businesses may also lead to changes in our operational efficiencies or structure. For more information about our acquisitions, see Note 5 to our audited consolidated financial statements.

        Further, we may seek to divest some of our businesses, including further divestitures of our tower businesses, but such divestitures may take longer than anticipated or may not happen at all. For example, we have agreed in principle to the sales of our Pakistan tower business and our Laos operations, but the closing of each of these transactions is subject to certain conditions. If these or other divestitures do not occur or closing takes longer than expected, this may result in less cash proceeds to the group and continued operations of non-core businesses that divert the attention of our management.

Integration of the Warid and Mobilink (now Jazz) brands is subject to significant uncertainties and risks.

        Although the Pakistan Merger was completed in 2016, there can be no assurance that we will not experience difficulties in further integrating the operations of Warid and Mobilink brands (now jointly operating under the Jazz brand), that we will fail to realize further synergies, that the integration process will not negatively affect our customer base, revenue or market share or that we will not incur higher than expected costs. In addition, the integration of the businesses in Pakistan continues to require substantial time and focus from management, which could adversely affect their ability to operate the businesses.

The Italy Joint Venture is subject to integration and performance risks.

        A portion of our operations is conducted through the Italy Joint Venture. Although the transaction closed on November 5, 2016, the Italy Joint Venture is subject to ongoing integration risks, which may affect its business or results of operations. In addition, a failure by the Italy Joint Venture to perform as anticipated or realize its business plans, due to intense competition, difficulties arising from its substantial indebtedness or any other factor, could in turn have a material adverse effect on our financial condition and results of operations. For example, as one of the structural remedies for the regulatory approval of the Italy Joint Venture, the European Commission required the entrance of a new competitor, Iliad, into the Italian market. The business plans and results of operations of the Italy Joint Venture could be adversely affected by the entrance of Iliad in the market, which is expected to occur within the first half of 2018.

Our strategic partnerships and relationships carry inherent business risks.

        We participate in strategic partnerships and joint ventures in a number of countries, including in Pakistan (PMCL), Kazakhstan (KaR-Tel LLP and TNS-Plus LLP), Algeria (OTA), Uzbekistan (Buzton), Kyrgyzstan (Sky Mobile LLC, Terra LLC), Georgia (Mobitel LLC), Tajikistan (Tacom LLC) and Laos (VimpelCom Lao Co., Ltd). We also own 50% of the Italy Joint Venture. In addition, in Algeria and

Laos, our local partners are either government institutions or directly related to the local government, which could increase our exposure to the risks described in "—Risks Related to Our Markets."

        We do not always have a controlling stake in our affiliated companies and even when we do, our actions with respect to these affiliated companies may be restricted to some degree by shareholders' agreements entered into with our strategic partners. If disagreements develop with our partners, or any existing disagreements are exacerbated, our business, financial condition, results of operations, cash flows or prospects may be harmed. Our ability to withdraw funds and dividends from these entities may depend on the consent of partners. Agreements with some of these partners include change of control provisions, put and call options and similar provisions, which could give other participants in these investments the ability to purchase our interests, compel us to purchase their interests or enact other penalties.

        For example, in respect of the Italy Joint Venture, with effect from November 5, 2019, each of VEON and our joint venture partner can serve a notice on the other offering to buy the other's shares at a stated price. The price is determined by the party serving the notice, and if the offer is rejected the rejecting shareholder is deemed to have agreed to buy the shares of the shareholder issuing the notice at the stated price. In Algeria, our partner can acquire the shares held by GTH at fair market value in various circumstances (including, generally, change in VEON's indirect control of OTA, insolvency of GTH or VEON or material breach of the shareholders' agreement by GTH), as well as under call option arrangements exercisable solely at its discretion between October 1, 2021 and December 31, 2021. Concurrently, GTH has a right to require our partner in Algeria to acquire its shares in various circumstances (including, generally, change of control of the Algerian National Investment Fund, material breach of the shareholders' agreement by the Algerian National Investment Fund, loss of VEON's ability to consolidate OTA, the taking of certain actions in Algeria against GTH or OTA, failure by OTA to pay a minimum dividend or imposition of certain tax assessments), as well as under put option arrangements exercisable solely at its discretion between July 1, 2021 and September 30, 2021. In Pakistan, we can potentially acquire the shares held by our partner in PMCL at fair market value with effect from July 1, 2020 (our partner has no corresponding right to acquire our shares).

        In addition, if one of our strategic partners becomes subject to investigation, sanctions or liability, we might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased possibility of a partner defaulting on obligations, or losing a partner with important insights in that region.

        If any of the above circumstances occur, or we otherwise determine that a partnership or joint venture is no longer yielding the benefits we expect to achieve, we may decide to unwind such initiative, which may result in significant transaction costs or an inferior outcome than was expected when we entered into such partnership or joint venture. For example, in July 2017, PJSC Vimpel-Communications ("PJSC VimpelCom"), a subsidiary of VEON Ltd., and PJSC MegaFon ("MegaFon") entered into an agreement to end their retail joint venture, Euroset Holding N.V. ("Euroset"). The transaction closed on February 22, 2018. Pursuant to the agreement, MegaFon acquired PJSC VimpelCom's 50% interest in Euroset and PJSC VimpelCom paid RUB 1.2 billion (US$21 million as of December 31, 2017) to acquire rights to 50% of Euroset's approximately 4,000 retail stores in Russia. For more information, see "Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions—Joint Ventures and Associates—Euroset."

A disposition by our largest shareholder of its stake in VEON Ltd. or a change in control of VEON Ltd. could harm our business.

        We derive benefits and resources from the participation of our largest shareholder, L1T VIP Holdings S.à r.l. ("LetterOne"), in our company such as industry expertise, management oversight and business acumen. Historically, we derived the same benefits from Telenor ASA ("Telenor"), which, in

September 2017, following completion of its share sale offering, indicated that the transaction would be the final divestment of Telenor's VEON Ltd. ADSs, as Telenor expects to use the balance of its remaining ADSs to exchange and/or redeem its exchangeable bond. See "Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders—Telenor Divestment." Should LetterOne undertake a divestment of its stake, we would be deprived of those benefits, which could harm our business, financial condition, results of operations, cash flows or prospects.

        In addition, our financing agreements generally have "change of control" provisions that may require us to make a prepayment if a person or group of persons (with limited exclusions) acquire beneficial or legal ownership of or control over more than 50.0% of our share capital. If such a change of control provision is triggered and we fail to agree with lenders on the necessary amendments to the loan documentation and then fail to make any required prepayment, it could trigger cross-default or cross-acceleration provisions of our other debt agreements, which could lead to our obligations being declared immediately due and payable. This could harm our business, financial condition, results of operations, cash flows or prospects.

Our strategic shareholder may pursue diverse development strategies, which may hinder our ability to expand or compete in certain regions.

        LetterOne is VEON Ltd.'s largest shareholder, beneficially owning approximately 47.9% of our issued and outstanding shares as of March 1, 2018. In addition, LetterOne is the holder of the depositary receipts issued by Stichting Administratiekantoor Mobile Telecommunications Investor ("Stichting"), which represents an additional 8.3% of VEON Ltd.'s issue and outstanding shares as of March 1, 2018, and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the common shares represented by the depositary receipts. Stichting, however, has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion, in accordance with the Conditions of Administration and Stichting's articles of association. For more information, see "Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders."

        As a result, LetterOne has some ability to influence the outcome of matters submitted to our shareholders for approval and, through our cumulative voting procedures, the election of members to our supervisory board or, alternatively, could enter into a shareholders' or similar agreement impacting the composition of our supervisory board. A new supervisory board could take corporate actions or block corporate decisions by VEON Ltd. with respect to capital structure, financings, dispositions, acquisitions and commercial transactions that might not be in the best interest of the minority shareholders or other security holders.

        At various times our strategic shareholders, including Telenor, have had different strategies from us and from one another and have engaged in litigation against one another and our company with respect to disagreements over strategy. We understand that LetterOne has an indirect minority interest in companies that compete with our subsidiaries in Ukraine, Kazakhstan and Georgia. It is possible that we will compete with LetterOne in other markets in the future.

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

        We regularly review and update our policies and procedures and internal controls which are primarily designed to provide reasonable assurance that we, our employees, representatives, agents, suppliers and other third parties comply with applicable law and our internal policies. In addition, we conduct, as appropriate, training of our employees and assessments of, and due diligence on, our representatives, agents, suppliers, customers and other third parties. However, there can be no assurance that such policies, procedures, internal controls, training and diligence will work effectively at all times or protect us against liability for actions of our employees, representatives, agents, suppliers, customers or other third parties.

        Furthermore, our reputation may be adversely impacted from any association, action or inaction which is perceived by stakeholders or customers to be inappropriate or unethical and not in keeping with the group's stated purpose and values. This reputational risk may arise in many different ways, including:

  •
  failure to act in good faith and in accordance with the group's values, code of conduct other policies and internal standards;

  •
  failure, real or perceived, to comply with the law or regulation, or association, real or implied, with illegal activity; Table of Contents

  •
  failures in corporate governance, management or technical systems;

  •
  association with controversial sectors, clients, transactions, projects, countries or governments;

  •
  association with controversial business decisions, including but not limited to, those relating to existing or new products, delivery channels, promotions/advertising, acquisitions, branch representation, sourcing/supply chain relationships, staff locations, or treatment of financial transactions; and

  •
  association with poor employment practices.

Our MFS and DFS offerings are complex and increase our exposure to fraud, money laundering and reputational risk.

        The provision of MFS and DFS is complex and involves regulatory and compliance requirements. It may involve cash handling, exposing us to risk that our customers engage in fraudulent activities, money laundering or terrorism financing, which in turn could result in potential liability and reputational damage. Any violation of anti-money laundering laws or regulations on our MFS or DFS networks could have a material adverse effect on our financial condition and results of operation. The regulations governing these services are new and evolving and, as they develop, regulations could become more onerous, impose additional reporting or controls or limit our flexibility to design new products, which may limit our ability to provide our services efficiently or at all.

        In addition, MFS and DFS each requires us to process sensitive personal consumer data (including, in certain instances, consumer names, addresses, credit and debit card numbers and bank account details) as part of our business, and therefore we must comply with strict data protection and privacy laws. For more information on risks associated with possible unauthorized disclosure of such personal data, see "—We are subject to an increasing amount of data privacy laws and regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations."

        Our MFS and DFS business requires us to maintain a certain level of systems availability, and failure to maintain agreed levels of service availability or to reliably process our customers' transactions due to performance, administrative or technical issues, system interruptions or other failures could result in a loss of revenues, violation of certain local banking regulations, payment of contractual or consequential damages, reputational harm, additional operating expenses in order to remediate any failures, and exposure to other losses and liabilities.

We may be adversely impacted by work stoppages and other labor matters.

        Although we consider our relations with our employees to be generally good, there can be no assurance that our operations will not be impacted by unionization efforts, strikes or other types of labor disputes or disruptions. For instance, the implementation of internal operational and team adjustments necessary to implement our continued strategy could result in employee dissatisfaction. We may also experience strikes or other labor disputes or disruptions in connection with social unrest or political events. See "—Risks Related to Our Markets." For a discussion of our employees represented by unions or collective bargaining agreements, see "Item 6—Directors, Senior Management and Employees—D. Employees." The ability to work can also be impacted due to natural disasters, civil unrest or security breaches/threats, making access to work places and management of systems difficult. Furthermore, work stoppages or slow-downs experienced by our customers or suppliers could result in lower demand for our services and products. In the event that we, or one or more of our customers or suppliers, experience a labor dispute or disruption, it could result in increased costs, negative media attention and political controversy, and harm our business, financial condition, results of operations, cash flows or prospects.

Our majority stake in an Egyptian public company and its mandatory tender offer for any and all outstanding shares which are not owned by VEON may expose us to legal and political risk and reputational harm.

        Our subsidiary in Egypt, Global Telecom Holding S.A.E. ("GTH"), is a public company listed on the Egyptian Stock Exchange and is therefore subject to corresponding laws and regulations, including laws and regulations for the protection of minority shareholder rights. In February 2017, GTH completed a share buy-back for 10% of the total issued share capital of GTH, and on March 20, 2017, cancelled its global depositary receipt listing on the Main Market for Listed Securities of the London Stock Exchange. Following ratification by the Egyptian Financial Supervisory Authority of the board minutes for the cancellation of the GDR program, our shareholding in GTH increased to 57.7% from 51.9%.

        On November 8, 2017, we submitted an application to the Egyptian Financial Regulatory Authority ("FRA") to approve a mandatory tender offer ("MTO") by VEON Holdings B.V. for any and all of the outstanding shares of GTH which are not owned by VEON (up to 1,997,639,608 shares, representing 42.31% of GTH's total shares). The MTO remains subject to approval by the Egyptian authorities. VEON has been in discussions with the authorities to resolve alleged, and disputed, technical disclosure breaches of the MTO rules by certain GTH shareholders (for which the failure to reach resolution could result in the initiation of criminal proceedings). Progress on this matter (including the potential for resolution) and the approval of the MTO have been held up by the authorities apparently in connection with unrelated historic GTH tax assessments. In addition, recently VEON has become aware that GTH has been named as a defendant in a case before the Cairo Economic Court filed in January 2018 by certain shareholders of GTH. This action seeks a court order against the FRA to suspend the MTO, to have the court appoint an expert to conduct an appraisal of the GTH share price proposed in the MTO, and directing the FRA to reject the MTO. The Cairo Economic Court dismissed the claim in February 2018 for lack of subject-matter jurisdiction. This decision is scheduled to be heard on appeal in April 2018 by the Summary Circuit Court of Appeals. We are considering all options and there can be no assurance that the MTO will proceed. See "Item 4—Information on the Company—Overview—Recent Developments—VEON Holdings B.V. submits cash tender offer in relation to GTH."

        GTH is the holding company for our assets in Algeria, Bangladesh and Pakistan. GTH has experienced and expects to continue to experience the risk of unpredictable and adverse government action and severe delays in obtaining necessary government approvals stemming from the political and economic conditions in Egypt. Furthermore, GTH is, and may in the future be, subject to significant tax claims under existing or new Egyptian tax law and this could expose GTH to increased tax liability. For more information on tax claims of the Egyptian authorities, see Note 26 to our audited consolidated financial statements.

Adoption of new accounting standards could affect reported results and financial position.

        Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operation. Accounting standardization bodies and other authorities may change accounting regulations that govern the preparation and presentation of our financial statements. Those changes could have a significant impact on the way we account for certain operations and present our financial position and operating income. In some instances, a modified standard or a new requirement with retroactive nature may have to be implemented, which requires us to restate previous financial statements.

        In particular, we are required to adopt the new accounting standards IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers, effective from January 1, 2018, and IFRS 16 Leases, effective for the financial years from January 1, 2019. The transitional impacts on total equity upon adoption of IFRS 9 and IFRS 15 as of January 1, 2018 are expected to result in a decrease of US$48 million and an increase of US$99 million, respectively. We have yet to assess the impact of IFRS 16, which may be material, to the consolidated income statement and consolidated financial position upon adoption in 2019. Such impact is under analysis as of the date of this Annual Report on Form 20-F. For more information on the implementation of new standards and interpretations issued, see Notes 2 and 3 to our audited consolidated financial statements.

Risks Related to the Industry

The telecommunications industry is highly capital intensive and requires substantial and ongoing expenditures of capital.

        The telecommunications industry is highly capital intensive, as our success depends to a significant degree on our ability to keep pace with new developments in technology, to develop and market innovative products and to update our facilities and process technology, which will require additional capital expenditures in the future. The amount and timing of our capital requirements will depend on many factors, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, and the status and timing of competitive developments.

        Although we regularly consider and take measures to improve our capital efficiency, including selling capital intensive segments of our business and entering into managed services and network sharing agreements with respect to towers and other assets, our levels of capital expenditure will remain significant. In addition, we may not be able to divest some of our businesses or assets as planned and the divestures we carry out could negatively impact our business. There could also be transitional or business continuity risks or both associated with these divestures that may impact our service levels and business targets. If we do not have sufficient resources from our operations to finance necessary capital expenditures, we may be required to raise additional debt or equity financing, which may not be available when needed or on terms favorable to us or at all. If we are unable to obtain adequate funds on acceptable terms, or at all, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could harm our business, financial condition, results of operations, cash flows or prospects. For more information on our future liquidity needs, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements."

Our revenue is often unpredictable, and our revenue sources are short-term in nature.

        Our primary source of revenue is from prepaid mobile customers, who we do not require to enter into long-term contracts. Therefore, we cannot be certain these customers will continue to use our services in the future. Revenue from postpaid mobile customers represents a small percentage of our total operating revenue and the contracts that are required to be signed by such customers can be cancelled with limited advance notice and without significant penalty. Because we incur costs based on our expectations of future revenue, the sudden loss of a large number of customers or a failure to accurately predict revenue could harm our business, financial condition, results of operations, cash flows or prospects. For a description of the key trends and developments with respect to our business, see "Item 5—Operating and Financial Review and Prospects—Key Developments and Trends."

We operate in highly competitive markets, which we expect to only become more competitive, and as a result may have difficulty expanding our customer base or retaining existing customers.

        The markets in which we operate are highly competitive in nature, and we expect that competition will continue to increase. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining and engaging our customers. As penetration rates increase in the markets in which we operate, we may have difficulty expanding our customer base. If customers find our products not to be useful, helpful, reliable or trustworthy or otherwise believe our competitors can offer better products, there are a number of other competitors in each of the markets in which we operate from which to buy such products. As new players enter our markets, such as Iliad in Italy, or existing competitors combine operations, which is being contemplated in Kazakhstan, maintaining our market positions will become more difficult. For more information on the competition in our markets, see "Item 4—Information on the Company."

        Each of the items discussed immediately below regarding increased competition could materially harm our business, financial condition, results of operations, cash flows or prospects:

  •
  we cannot assure you that our revenue will grow in the future, as competition puts pressure on our prices;

  •
  with the increasing pace of technological developments, including new digital technologies and regulatory changes impacting our industry, we cannot predict with certainty future business drivers and we cannot assure you that we will adapt to these changes at a competitive pace;

  •
  we may be forced to utilize more aggressive marketing schemes to retain existing customers and attract new ones that may include lower tariffs, handset subsidies or increased dealer commissions;

  •
  in more mature or saturated markets, such as Russia, there are limits on the extent to which we can continue to grow our customer base, and the continued growth in our business and results of operations will depend, in part, on our ability to extract greater revenue from our existing customers, including through the expansion of data services and the introduction of next generation technologies, which may prove difficult to accomplish;

  •
  we may be unable to deliver superior customer experience relative to our competitors or our competitors may reach customers more effectively through a better use of digital and physical distribution channels, which may negatively impact our revenue and market share;

  •
  as we expand the scope of our services, such as new networks and fixed-line residential and commercial broadband services, we may encounter a greater number of competitors that provide similar services;

  •
  the liberalization of the regulations in certain markets in which we operate could greatly increase competition;

  •
  competitors may operate more cost effectively or have other competitive advantages such as greater financial resources, market presence and network coverage, stronger brand name recognition, higher customer loyalty and goodwill, and more control over domestic transmission lines;

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

  •
  competitors may partner with OTT players to provide integrated customer experiences, and we may be unable to implement offers, products and technology to support our commercial partnerships; and

  •
  in markets where we do not have bundled offerings, our existing service offerings could become disadvantaged as compared to those offered by competitors who can offer bundled combinations of fixed-line, broadband, public Wi-Fi, TV and mobile.

We may be unable to develop additional sources of revenue in markets where the potential for additional growth of our customer base is limited.

        The mobile markets in Russia, Algeria, Ukraine, Kazakhstan, Kyrgyzstan, Armenia, Georgia and Italy have each reached mobile penetration rates exceeding 100%, according to Analysys Mason. Increasing competition, market saturation and technological development lead to the increased importance of data services in the Russian market and, to a lesser extent, the markets of other Commonwealth of Independent States ("CIS") countries. As a result, we will focus less on customer market share growth and more on revenue market share growth in each of these markets. The key components of our growth strategy in these markets will be to increase our share of the high-value customer market, increase usage of data and improve customer loyalty. If we fail to develop these additional sources of revenue, it could harm our business, financial condition, results of operations, cash flows or prospects.

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

        Further, we operate or are developing 3G, 4G/LTE networks and networks beyond 4G/LTE in some markets in which we operate. New network development requires significant capital expenditures and there can be no assurance that we will be able to develop 3G, 4G/LTE or other networks on commercially reasonable terms, that we will not experience delays in developing our networks or that we will be able to meet all of the license terms and conditions imposed by the countries in which we operate or that we will be granted such licenses at all. In addition, mobile penetration rates for 4G/LTE compatible devices may not currently support the cost of 4G/LTE development in certain markets, and such rates will need to increase to be commercially viable. If we experience substantial problems with our 3G or 4G/LTE services, or if we fail to introduce new services on a timely basis relative to our competitors, it may impair the success of such services, or delay or decrease revenue and profits and therefore may hinder recovery of our significant capital investments in 3G or 4G/LTE services as well as our growth.

Our brand, business, financial condition, results of operations and prospects may be harmed in the event of cyber-attacks or severe systems and network failures, or the perception of such attacks or failures, leading to the loss of integrity and availability of our telecommunications, digital and financial services and/or leaks of confidential information, including customer information.

        Our operations and business continuity depend on how well we protect and maintain our network equipment, information technology ("IT") systems and other assets. Due to the nature of the services we offer across our geographical footprint, we are exposed to cybersecurity threats that could negatively impact our business activities through service degradation, alteration or disruption. Cybersecurity threats could also lead to the compromise of our physical assets dedicated to processing or storing customer information, financial data and strategic business information, exposing this information to possible leakage, unauthorized dissemination and loss of confidentiality. These events could result in reputational harm, lawsuits against us by customers or other third parties, violations of data protection and telecommunications laws, adverse actions by telecommunications regulators and other authorities, loss of revenue from business interruption, loss of market share and significant additional costs. In addition, the potential liabilities associated with these events could exceed the cyber insurance coverage we maintain.

        Although we devote significant resources to the development and improvement of our IT and security systems, we remain vulnerable to cyber-attacks and IT and network failures and outages, due to factors including:

  •
  unauthorized access to customer and business information;

  •
  accidental alteration or destruction of information during processing due to human errors;

  •
  the spread of malicious software that compromises the confidentiality, integrity or availability of technology assets;

  •
  alteration of technology assets caused, accidentally or voluntarily, by employees or third parties;

  •
  accidental misuse of assets by users with possible degradation of both network services and available computing resources, such as denial-of-service;

  •
  malfunction of technology assets or services caused by obsolescence, wear or defects in design or manufacturing;

  •
  faults during standard or extraordinary maintenance procedures; and

  •
  unforeseen absence of key personnel.

        Although we have a structured vulnerability scanning process in place, there is also a possibility that we are not currently aware of certain key undisclosed vulnerabilities in our IT systems and other assets. In such an event, hackers or other cybercrime groups may exploit such vulnerabilities or may be able to cause harm more quickly than we are able to mitigate (zero-day exploits).

        From time to time we have experienced cyber-attacks of varying degrees to gain access to our computer systems and networks. As of the date of this Annual Report on Form 20-F, we have suffered minor cybersecurity incidents targeting our internal infrastructure that have been contained by the response teams, generating limited or negligible impacts, including WannaCry and NotPetya. In addition, we have suffered service disruption affecting some of our fixed-line DSL services, caused by botnets that compromised vulnerable customer equipment. Such attacks may be more successful in the future or may be persistent over long periods of time during which damage can remain undetected.

        If our services are affected by such attacks and this degrades our services, our products and services may be perceived as being vulnerable to cyber risk and the integrity of our data protection systems may be questioned. As a result, users and customers may curtail or stop using our products and services, and we may incur legal and financial exposure.

        In general, mobile operators are directly liable for actions of third parties to whom they forward personal data for processing. If severe customer data security breaches are detected, regulatory authorities could sanction our company, including suspending our operations for some time and levying fines and penalties. In some jurisdictions in which we operate, such as Russia, legislation is being implemented to establish a legal framework for preventing cyber-attacks. Our failure to comply with data protection and telecommunications laws and regulations, and our inability to operate the VEON platform, our fixed-line or wireless networks, as a result of cybersecurity threats may result in significant expense or loss of market shares. In addition, certain violations of data protection and telecommunications laws are criminal offenses in some countries, and can result in imprisonment or fines. These events, individually or in the aggregate, could harm our brand, business, financial condition, results of operations or prospects.

Our ability to profitably provide telecommunications services depends in part on the commercial terms of our interconnection agreements.

        Our ability to secure and maintain interconnection agreements with other wireless and local, domestic and international fixed-line operators on cost-effective terms is critical to the economic viability of our operations. Interconnection is required to complete calls that originate on our respective networks but terminate outside our respective networks, or that originate from outside our respective networks and terminate on our respective networks. A significant increase in our interconnection costs, or decrease in our interconnection rates, as a result of new regulations, commercial decisions by other fixed-line operators, increased inflation rates in the countries in which we operate or a lack of available line capacity for interconnection could harm our ability to provide services, which could in turn harm our business, financial condition, results of operations, cash flows or prospects. For more information, see "Item 4—Information on the Company—Interconnection Agreements."

Our existing equipment and systems may be subject to disruption and failure for various reasons, including the threat of terrorism, which could cause us to lose customers, limit our growth or violate our licenses.

        Our business depends on providing customers with reliability, capacity and security. Our technological infrastructure is vulnerable to damage or disruptions from other events, including natural disasters, military conflicts, power outages, terrorist acts, government shutdown orders, changes in government regulation, equipment or system failures, human error or intentional wrongdoings, such as breaches of our network or information technology security. For example, due to a severe monsoon season, our operations in Bangladesh in late 2017 experienced substantial network availability issues. In addition, we operate in countries which may have an increased threat of terrorism. An attack on or near our premises, equipment or points of sale could result in causalities, property damage, business interruption, legal liability and damage to our brand or reputation.

        Our business may also be disrupted by computer viruses or other technical or operational issues. We cannot be sure that our network and information technology systems will not be subject to such issues, or, if they are, that we will be able to maintain the integrity of our customers' data or that a virus or other technical or operational issues will not disrupt our network or systems and cause significant harm to our operations. For example, in recent years, we have experienced network service interruptions during installations of new software. In some regions, our equipment for provision of mobile services resides in a limited number of locations or buildings. Disruption to the security or operation of these locations or buildings could result in disruption of our mobile services in those regions. Moreover, the implementation of our transformation strategies may result in under-investments or failures in internal business processes, which may in turn result in greater vulnerability to technical or operational issues, including harm from failure to detect a virus.

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

        We rely on third parties for services and products important for our operations. We currently purchase the majority of our network-related equipment from a core number of suppliers, principally Ericsson, Huawei, Nokia Solutions and Networks, Cisco Systems and ZTE Corporation ("ZTE") although some of the equipment that we use is available from other suppliers. The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of switching equipment, radio access network solutions, base stations and other equipment on a timely basis. From time to time, we have experienced delays in receiving equipment. In addition, our business could be materially harmed if export and re-export restrictions impact our suppliers' ability to procure products, technology, or software that is necessary for the production and satisfactory delivery of the supplies and equipment that we source from third-party suppliers.

        Also, we may outsource all or a portion of construction, maintenance services, IT infrastructure hosting and network capabilities in certain markets in which we operate, such as Russia and Kazakhstan. The Italy Joint Venture also outsources a portion of its networks. For more information, see "Item 4—Information on the Company—Property, Plant and Equipment." As a result, the implementation of such initiatives, including our digital stack and data management platform, is dependent on third parties.

        Our business could be materially harmed if our agreements with third parties were to terminate or if negative developments (financial, legal, regulatory or otherwise) regarding such parties, or a dispute between us and such parties, causes the parties to no longer be able to deliver the required services on a timely basis or at all or otherwise fulfill their obligations under our agreements with them. If such events occur, we may attempt to renegotiate the terms of such agreements with the third parties, but there can be no assurance that the terms of such amended agreements will be more favorable to us than those of the original agreements.

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

Allegations of health risks related to the use of mobile telecommunications devices and base stations could harm our business.

        There have been allegations that the use of certain mobile telecommunications devices and equipment may cause serious health risks. The actual or perceived health risks of mobile devices or equipment could diminish customer growth, reduce network usage per customer, spark product liability lawsuits or limit available financing. In addition, the actual or perceived health risks may result in increased regulation of network equipment and restrictions on the construction of towers or other infrastructure. Each of these possibilities has the potential to seriously harm our business.

Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our intellectual property rights will be adequate.

        We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property, including our rights to certain domain names, as important to our continued success. For example, our widely recognized logos, such as "Beeline" (Russia, Kazakhstan, Uzbekistan, Armenia, Tajikistan, Georgia, Laos and Kyrgyzstan), "Kyivstar" (Ukraine), "Jazz" (Pakistan), "Djezzy" (Algeria) and "banglalink" (Bangladesh), have played an important role in building brand awareness for our services and products. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult.

        We are in the process of registering the VEON name, logo and certain taglines as trademarks in the jurisdictions in which we operate and other key territories. As of the date of this Annual Report on Form 20-F, we have achieved registration of the VEON name and logo in eight of the seventeen jurisdictions sought, with the remainder pending, and the taglines still pending grant in fifteen jurisdictions (and granted in two jurisdictions). The timeline and process required to obtain trademark registration can vary widely between jurisdictions. We have received third party objections to two of our applications and we are currently working to resolve these, but there can be no assurance that we will resolve them in a timely or satisfactory manner, or at all, which could affect our ability to roll out our VEON platform as anticipated.

        As we continue our digital transformation, we will need to ensure that we have adequate legal rights to the ownership or use of necessary source code and other intellectual property rights associated with our systems, products and services. For example, our VEON platform was developed initially using source code created in conjunction with third parties. We rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology and software, access to and use of source code and other necessary intellectual property. There can be no assurance that our efforts to protect our intellectual property rights will be successful. Our failure to protect our ownership and use rights to our source code and other intellectual property, including as the result of disputes with our contractual counterparties, could have a material adverse effect on our results of operations and financial condition.

        In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. As the number of convergent product offerings and overlapping product functions increase, the possibility of intellectual property infringement claims against us may increase. Any such litigation may result in substantial costs and diversion of resources, and adverse litigation outcomes could harm our business, financial condition, results of operations, cash flows or prospects. See "—Legal and Regulatory Risks—New intellectual property laws or regulations may require us to invest substantial resources in compliance or may be unclear."

We depend on our senior management and highly skilled personnel, and, if we are unable to retain or motivate key personnel, hire qualified personnel, or implement our strategic goals or corporate culture through our personnel, we may not be able to maintain our competitive position or to implement our business strategy.

        Our performance and ability to maintain our competitive position and to implement our business strategy is dependent in certain important respects on our global senior management team, highly skilled personnel and the level of continuity. In the markets in which we operate, competition for qualified personnel with relevant expertise is intense. There is sometimes limited availability of individuals with the requisite knowledge of the telecommunications industry, the relevant experience and, in the case of expatriates, the ability or willingness to accept work assignments in certain of these jurisdictions. We have experienced certain changes in key management positions in recent years.

        In addition, our compensation schemes may not always be successful in attracting new qualified employees and retaining and motivating our existing employees. The loss of any key personnel or an inability to attract, train, retain and motivate qualified members of senior management or highly skilled personnel could have an adverse impact on our ability to compete and to implement new business models and could harm our business, financial condition, results of operations, cash flows or prospects. In addition, we might not succeed in instilling our corporate culture and values in new or existing employees, which could delay or hamper the implementation of our strategic priorities.

        Our continued success is also dependent on our personnel's ability to adapt to rapidly changing environments and to perform in pace with our continuous innovations and industry developments. Although we devote significant attention to recruiting and training, there can be no assurance that our existing personnel will successfully be able to adapt to and support our strategic priorities. There is also a possibility that we are unable to attract qualified individuals with the requisite skills to implement our digital initiatives or other business strategies.

Legal and Regulatory Risks

We operate in a highly regulated industry and are subject to a large variety of laws and extensive regulatory requirements.

        As a global telecommunications company that operates in a number of markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. Mobile, internet, fixed-line, voice and data markets are all generally subject to extensive regulatory requirements, including strict licensing regimes, as well as anti-monopoly and consumer protection regulations. The applicable rules are generally subject to different interpretations and the relevant authorities may challenge the positions that we take. As we expand certain areas of our business and provide new services, such as MFS and the VEON platform, we may be subject to additional laws and regulations. See "—Risks Related to Our Business—Our MFS and DFS offerings are complex and increase our exposure to fraud, money laundering and reputational risk." Regulatory compliance may be costly and involve a significant expenditure of resources, thus negatively affecting our financial condition and results of operations.

        Regulations may be especially strict in the markets of those countries in which we are considered to hold a significant market position (Ukraine and Uzbekistan), a dominant market position (Russia and Kazakhstan) or are considered a dominant company (Kyrgyzstan). Our operations in Pakistan and Algeria previously held significant market player positions. In addition, certain of our practices may become subject to regulatory scrutiny from competition or data protection authorities, which may result in fines or other administrative penalties.

        Certain regulations may require us to reduce roaming prices and mobile and/or fixed-line termination rates, require us to offer access to our network to other operators, and result in the imposition of fines if we fail to fulfill our service commitments. For example, a regulation in the European Union has decreased end-user roaming charges in the European Union, and other jurisdictions in which we operate (including Russia, Kyrgyzstan and Armenia) are considering the regulation of roaming prices, which could negatively impact our roaming margins.

        In some countries, we are required to obtain approval for offers and advertising campaigns, which can delay our marketing campaigns and require restructuring of business initiatives. We may also be required to obtain approvals for certain acquisitions, reorganizations or other transactions, and failure to obtain such approvals may impede or harm our business and our ability to expand our operations. Laws and regulations in certain of the jurisdictions in which we operate oblige us to install surveillance, interception and data retention equipment to ensure that our networks are capable of allowing the government to monitor data and voice traffic on our networks.

        The nature of our business also subjects us to certain regulations regarding open internet access, or net neutrality. For example, on March 22, 2017, the Italian competition authority (Autorità Garante della Concorrenza e del Mercato, "AGCOM"), issued a notice to the Italy Joint Venture in relation to compliance with the EU Regulation 2015/2120 (the "open internet access regulation"), which regulates, among other things, traffic management practices in the European Union, including Italy. The Italy Joint Venture fully complied with AGCOM's notice on November 20, 2017. The Italy Joint Venture also appealed AGCOM's notice and subsequent clarifications issued by AGCOM. This appeal is currently pending before the Regional Administrative Court of Lazio. As we continue to expand our selection of digital offerings, net neutrality regulations will become more applicable to our operations, and thus we may have to incur significant costs in order to comply, or prove our compliance with, such regulations.

        We face risks and costs in each of the markets in which we operate and may be subject to additional regulations. Any failure on our part to comply with these laws and regulations can result in negative publicity, diversion of management time and effort, increased competitive and pricing pressure on our operations, significant liabilities, third party civil claims and other penalties or otherwise harm our business, financial condition, results of operations, cash flows or prospects.

        For more information on the regulatory environment in which we operate, see "Exhibit 99.2—Regulation of Telecommunications."

We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services.

        To establish and commercially launch mobile and fixed wireless telecommunications networks, we need to receive frequency allocations for bandwidths within the frequency spectrums in the regions in which we operate. There are a limited number of frequencies available for mobile operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate frequency allocation in each such market in order to maintain and expand our customer base. In addition, frequency allocations may be issued for periods that are shorter than the terms of our licenses, and such allocations may not be renewed in a timely manner, or at all. For instance, in Russia, we have previously been unable to obtain frequency allocations in an assigned frequency band for LTE network development and, in Bangladesh, currently are one of the largest operators, but until recently held a small amount of the frequency spectrum. In Italy, in 2018 there may be an auction of spectrums in the 700 MHz, 3600-3800 MHz, 26.5-27.5 GHz ranges related to, among others, the prospective offering of 5G services. In Pakistan, in 2019 the following spectrum will be up for renewal: 7.8MHz (paired) in 1800MHz band and 4.8MHz (paired) in the 900MHz band.

        We are also subject to the risk that government action impairs our frequency allocations or spectrum capacity. For example, in 2017, the government of Uzbekistan published a decision ordering the equitable reallocation amongst all telecommunications providers in the market, which will affect approximately half of the 900 MHz and 1800 MHz radio frequencies of our Uzbek subsidiary, Unitel LLC. The decision is expected to come into force on March 31, 2018, and, currently, we do not expect the reallocation to have a material impact on our business. In addition, in 2017, the Ministry of Information and Communications in Russia published for public consultation a draft order to increase annual spectrum fees by approximately 25% for the period between 2018-2021. The draft order has yet to be adopted.

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

We are subject to anti-corruption laws in multiple jurisdictions.

        We are subject to a number of anti-corruption laws, including the FCPA in the United States, the Bribery Act in the United Kingdom and the anti-corruption provisions of the Dutch Criminal Code in the Netherlands. Our failure to comply with anti-corruption laws applicable to us could result in penalties, which could harm our reputation and harm our business, financial condition, results of operations, cash flows or prospects. The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. The FCPA also requires public companies to maintain accurate books and records and devise a system of sufficient internal accounting controls. We regularly review and update our policies and procedures and internal controls designed to provide reasonable assurance that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. However, there are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. There can be no assurance that such policies or procedures or internal controls will work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire.

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

        We are subject to a variety of national and local laws and regulations in the countries in which we do business. These laws and regulations apply to many aspects of our business. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations, including revision in regulations for license/frequency allocation, could have an adverse impact on our business, financial condition, results of operations and prospects.

        For example, in some of the markets in which we operate SIM verification and re-verification initiatives have been implemented. In Pakistan, our subsidiary had to re-verify more than 38 million SIM cards in 2016, with operators blocking all SIM cards that could not be verified, and which resulted in a loss of customers representing approximately 13% of its customer base. In Bangladesh, the regulator initiated similar SIM re-verification requirements in 2016, which resulted in 3.8 million SIM cards being blocked by Banglalink, for which we may incur additional fees, and which may require additional time and/or resources from management at VEON and/or Banglalink. Similar actions have been introduced, or are being contemplated, in other markets in which we operate. In addition to customer losses, such requirements can result in claims from legitimate customers that are incorrectly blocked, fines, license suspensions and other liabilities for failure to comply with the requirements. To the extent re-verification and/or new verification requirements are imposed in the jurisdictions in which we operate, it could have an adverse impact on our business, financial condition, results of operations and prospects.

        In addition, many jurisdictions in which we operate have adopted data processing laws, which prohibit the collection and storage of personal data on servers located outside of the respective jurisdictions. Violation of these laws by an operator may lead to a seizure of the operator's database and equipment, impose administrative sanctions or implement a ban on the processing of personal data by such operator, which, in turn, could lead to the inability to provide services to customers. See "—We are subject to an increasing amount of data privacy laws and regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations."

        In certain jurisdictions in which we operate, the relevant regulator sets MTRs. If any such regulator sets MTRs that are lower for us than the MTRs of our competitors, our interconnection costs may be higher and our interconnection revenues may be lower, relative to our competitors. In Algeria, for example, the MTRs set by the regulator in 2017 are lower for Optimum Telecom Algeria S.p.A. ("Optimum") than for one of its competitors.

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

        For a discussion of certain regulatory developments and trends and the impact on our business, see "Exhibit 99.2—Regulation of Telecommunications."

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

        We currently, and as part of our VEON platform and other strategic priorities will continue to, host and provide a wide variety of services and products that enable users to engage in various online activities. The law relating to the liability of providers of these online services and products for the activities of their users is still unsettled in some jurisdictions. Claims may be threatened or brought against us for defamation, negligence, breaches of contract, copyright or trademark infringement, unfair competition, tort, including personal injury, fraud, or other grounds based on the nature and content of information that we use and store. In addition, we may be subject to domestic or international actions alleging that certain content we have generated, user generated content or third-party content that we have made available within our services violates applicable law.

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

Anti-terror legislation passed in Russia and other jurisdictions could result in additional operating costs and capital expenditures and may harm our business.

        Russian Federal Law No 374-FZ, dated July 6, 2016, amending anti-terrorism legislation imposed certain obligations on communication providers and organizers of information distribution (for example, OTT messengers), including, among others, the obligation to store information confirming the fact of receipt, transmission, delivery and/or processing of voice data, text messages, pictures, sounds, video or other communications (i.e., meta-data reflecting these communications) for a period of three years, as well as to store the contents of communications, including voice data, text messages, pictures, sounds, video or other communications for a period of up to six months (the latter requirement will come into force starting from July 1, 2018). In addition, in accordance with Federal Law No 374-FZ, communication providers and organizers of information distribution are obliged to supply to the investigation and prosecution authorities the information about the users and any other information "which is necessary for these authorities to achieve their statutory goals," and to provide to the investigation and prosecution authorities any information and codes necessary to decode the information. In addition, under local law, at the request of authorities, operators and OTT messengers will be required to block services for users whose personal data does not correspond to the data registered and stored by the relevant domestic operator. Failure to comply with these requirements may lead to administrative fines, impair our ability to operate and could impact the effectiveness of our licenses. In addition, Governmental Resolution No 743 dated July 31, 2014 was amended by Resolution No 21 dated January 18, 2018, which extends certain security obligations currently applicable to communication providers to organizers of information distribution (for example, OTT messengers), if required by the federal security services, such as implementing technical measures to communicate with the security services.

        Federal Law No 374-FZ entered into force on July 20, 2016. However, the most cost-intensive elements, particularly the requirement to store the content of voice and data communications for up to six months, are scheduled to enter into force from July 1, 2018. The practical effects of Federal Law No 374-FZ are still unclear, since implementing legislation is yet to be adopted. The implementation and support of measures to comply with the legislation could result in substantial costs for the design and production of specialized equipment and tools, as no currently commercially available products satisfy the requirements imposed by the new law. These costs are currently expected to be borne by telecommunications companies and organizers of information distribution and, together with diversion of management's attention and resources, could materially adversely affect our business and operations. We expect operators to compensate for losses through increased retail tariffs, which may, in turn, have a negative effect on demand for telecommunications services.

        Similar legislation has been implemented, or is being contemplated, in other markets in which we operate. Compliance with such measures may require substantial costs and management resources and conflict with our legal obligations in other countries. Failure to comply may lead to administrative fines, impair our ability to operate or cause reputational damage. In addition, compliance with any such obligations may prompt allegations related to data privacy or human rights concerns, which could in turn result in reputational harm or otherwise impact our ability to operate or our results of operations.

We operate in uncertain judicial and regulatory environments.

        In many of the emerging market countries where we operate, the application of the laws of any particular country is frequently unclear and may result in unpredictable outcomes or an otherwise uncertain judicial and regulatory environments in which to operate, which could result in:

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

  •
  significant additional costs and operational burdens that we are ordered to comply with on short notice;

  •
  delays in implementing our global strategies and business plans; and

  •
  a more challenging operating environment.

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

        In Russia, there are a number of laws regulating foreign investment. For example, the Federal Law "On the Procedure for Foreign Investments in Business Entities of Strategic Importance for National Defense and State Security" (the "Russian Foreign Investment Law"), limits foreign investment in companies that are deemed to be strategic. Our subsidiary PJSC VimpelCom is deemed to be a strategic enterprise under the Russian Foreign Investment Law. As a result, any acquisition by a foreign investor of direct or indirect control over more than 50% of its voting shares, or 25% in the case of a company controlled by a foreign government, requires the prior approval of the Government Commission on Control of Foreign Investment in the Russian Federation pursuant to the Russian Foreign Investment Law. In addition, the restrictions stipulated by the Federal Law dated July 27, 2006 No 149-FZ "On the Information, Information Technology and Protection of Information" affect the provision of audio-visual services by foreign entities and local companies with more than 20% of foreign investments or shares. Although these restrictions do not impact local companies operating as a strategic enterprise, such as PJSC VimpelCom, the implementation of this law could affect our VEON platform by imposing additional costs or jeopardizing revenue projections. Additionally, under Russian law, companies controlled by foreign governments are prohibited absolutely from acquiring control over strategic enterprises, and the Government Commission on Control of Foreign Investment in the Russian Federation, or the Federal Antimonopoly Service of the Russian Federation, the "FAS", which administers application of the Russian Foreign Investment Law, has challenged acquisitions of our shares in the past. Finally, while the latest draft of the implementing regulation for Federal Law 187-FZ "On the security of Russia's critical information infrastructure" does not contain provisions limiting the use of foreign contractors, initial drafts did include such provisions and it is possible that the regulation, once implemented, will include such provisions.

        In Kazakhstan, according to the national security law, a foreign company cannot directly or indirectly own more than a 49% stake in an entity that carries out telecommunications activities as an operator of long-distance or international communications or owns fixed communication lines without the consent of the Kazakhstan government. As a result, our ability to obtain financing from foreign investors may be limited, should prior approval be refused, delayed or require foreign investors to comply with certain conditions, which could materially harm our business, financial condition, results of operations, cash flows or prospects. Such laws may also hinder potential business combinations or transactions resulting in a change of control.

Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law, regulations or license terms.

        We are required to meet certain terms and conditions under our licenses (such as nationwide coverage, quality of service parameters and capital expenditure, including network build-out requirements), including meeting certain conditions established by the legislation regulating the communications industry. From time to time, we may be in breach of such terms and conditions. If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain or comply with permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, the applicable regulator could decide to levy fines, suspend, terminate or refuse to renew the license or permit. Such regulatory actions could adversely impact our ability to carry out divestitures in the relevant jurisdictions.

        The occurrence of any of these events could materially harm our ability to build out our networks in accordance with our plans, our ability to retain and attract customers, our reputation and our business, financial condition, results of operations, cash flows or prospects. For more information on our licenses and their related requirements, see "Item 4—Information on the Company—Licenses."

Our licenses are granted for specified periods and they may not be extended or replaced upon expiration.

        The success of our operations is dependent on the maintenance of our licenses to provide telecommunications services in the jurisdictions in which we operate. Most of our licenses are granted for specified terms, and there can be no assurance that any license will be renewed upon expiration. Some of our licenses will expire in the near term. For more information about our licenses, including their expiration dates, see "Item 4—Information on the Company—Licenses."

        These licenses and the frameworks governing their renewals are also subject to ongoing review by the relevant regulatory authorities. If renewed, our licenses may contain additional obligations, including payment obligations (which may involve a substantial renewal or extension fee), or may cover reduced service areas or scope of service. Furthermore, the governments in certain jurisdictions in which we operate may hold auctions (including auctions for the 4G/LTE spectrum or more advanced spectrums) in the future. If we are unable to maintain or obtain licenses for the provision of telecommunications services or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be materially harmed.

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

We are subject to an increasing amount of data privacy laws and regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations.

        We are subject to various data privacy laws and regulations that apply to the collection, use, storage, disclosure and security of personal information that identifies or may be used to identify an individual, such as names and contact information. Many countries have additional laws that regulate the processing, retention and use of communications data (both content and meta-data). These laws and regulations are subject to frequent revisions and differing interpretations and have generally become more stringent over time. Most of the jurisdictions where we operate have laws that restrict data transfers overseas unless certain criteria are met and/or are developing or implementing laws on data localization requiring data to be stored locally. These laws may restrict our flexibility to leverage our data and build new, or consolidate existing, technologies, databases and IT systems, limit our ability to use and share personal data, cause us to incur costs or require us to change our business practices in a manner adverse to our business, or conflict with other laws we are subject to, exposing us to regulatory risk. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices or in conflict with laws applicable to us in other countries in which we operate. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations.

        For example, in recent years, U.S. and European lawmakers and regulators have expressed heightened concern over the retention and interception of telecommunications data. As part of this initiative, the European Commission proposed a draft of the new ePrivacy Regulation on January 10, 2017. The current draft of the ePrivacy Regulation is going through the EU legislative process. When it comes into effect, it is expected to regulate the processing of electronic communications data carried out in connection with the provision and the use of publicly available electronic communications services to users in the European Union, regardless of whether the processing itself takes place in the European Union. Unlike the current ePrivacy Directive, the draft ePrivacy Regulation will likely apply to over-the-top service providers as well as traditional telecommunications service providers (including the requirements on data retention and interception and changes to restrictions on the use of traffic and location data). The Italy Joint Venture as well as VEON entities established in the European Union which process such electronic communications data are likely to be subject to this regime. The current draft of the ePrivacy Regulation also regulates the retention and interception of communications data as well as the use of location and traffic data for value added services, imposes stricter requirements on electronic marketing, and changes to the requirements for use of tracking technologies like cookies. This could broaden the exposure of our business lines based in the European Union to data protection liability, restrict our ability to leverage our data and increase the costs of running those businesses. The draft also extends the strict opt-in marketing rules with limited exceptions to business to business communications, and significantly increases penalties.

        In addition, the European Union will introduce a new data protection framework, the General Data Protection Regulation (GDPR), to replace the existing EU Data Protection Directive on May 25, 2018. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal data is processed, certain mandatory contractual provisions, stronger rights for data subjects, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities. The GDPR is applicable to companies that are established in the European Union, or companies that offer goods and services to, or monitor the behavior of, individuals within the European Union. While we believe that only our Italy Joint Venture, our VEON platform and a limited number of entities, including our Amsterdam and London-based headquarters and central operation entities that process data of individuals and entities within the European Union, will be subject to GDPR, our operations in other markets may also become subject to this law, under certain circumstances, if such operations involve the offering of goods or services to, or monitoring the behavior of, individuals in the European Union. There is also a possibility that the law will apply to a larger range of activities than we anticipate, impose more onerous compliance obligations or otherwise have a larger impact on our operations than we expect.

        Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards may result in governmental enforcement actions and investigations, blockage or limitation of our services in the European Union or offered to EU individuals, fines and penalties (for example, of up to 20,000,000 euros or up to 4% of the total worldwide annual turnover of the preceding financial year (whichever is higher) under the GDPR and draft ePrivacy Regulation) and litigation, including third party civil claims. If the third parties we work with violate applicable laws, contractual obligations or suffer a security breach, such violations may also put us in breach of our obligations under privacy laws and regulations and/or could in turn have a material adverse effect on our business. In addition, concerns regarding our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters could result in negative publicity and have an adverse effect on our reputation and business. For more information on GDPR, see "Exhibit 99.2—Regulation of Telecommunications—EU General Data Protection Regulation."

        In addition, in Russia, we are subject to certain data protection and other laws and regulation that establish two categories of information with corresponding levels of registration, disclosure and safeguards—state secret and other data (personal data of customers, correspondence privacy and information on rendered telecommunications services), and operators must implement the required level of data protection and law enforcement disclosures. See "Exhibit 99.2—Regulation of Telecommunications—Regulation of Telecommunications in Russia—Data Protection."

        For a discussion of other data protection laws and regulations to which we are subject, see "Exhibit 99.2—Regulation of Telecommunications."

We are, and may in the future be, involved in or associated with disputes and litigation with regulators, competitors and third parties.

        We are party to lawsuits and other legal, regulatory or antitrust proceedings and commercial disputes, the final outcome of which is uncertain and there can be no assurance that we will not be a party to additional proceedings in the future. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any disposition of, these or other proceedings (including any that may be asserted in the future) could harm our reputation and harm our business, financial condition, results of operations, cash flows or prospects. For more information on these disputes, see Notes 26 to our audited consolidated financial statements.

We could be subject to tax claims that could harm our business.

        Tax audits in the countries in which we operate are conducted regularly, and the outcomes of which may not be fair or predictable. We have been subject to substantial claims by tax authorities in Russia, Algeria, Egypt, Pakistan, Bangladesh, Ukraine, Kazakhstan, Armenia, Georgia, Uzbekistan, Kyrgyzstan, Tajikistan and Italy. These claims have resulted, and future claims may result, in additional payments, including interest, fines and other penalties, to the tax authorities.

        Although we are permitted to challenge, in court, the decisions of tax inspectorates, there can be no assurance that we will prevail in our litigation with tax authorities. In addition, there can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles they have claimed against us for prior tax years, or on the basis of different tax principles, that additional taxes, interest, fines and other penalties are owed by us for prior or future tax years, or that the relevant governmental authorities will not decide to initiate a criminal investigation or prosecution, or expand existing criminal investigations or prosecutions, in connection with claims by tax inspectorates, including with respect to individual employees and for prior tax years.

        The adverse resolution of these or other tax matters that may arise could harm our business, financial condition and results of operations. For more information regarding tax claims, and their effects on our financial statements, see Notes 26 to our audited consolidated financial statements.

Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.

        The tax systems in the markets in which we operate may be unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions, especially in emerging markets in which we operate, where there is significant uncertainty relating to the interpretation and enforcement of tax laws. Any additional tax liability imposed on us by tax authorities in this manner, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities' interpretations of the respective double tax treaties in effect, could harm our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. We may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax. For example, in Algeria, a new finance law in 2017 increased VAT from 7% to 19% on data services and from 17% to 19% on voice services, and also increased taxes on recharges from 5% to 7%. Such changes could have an adverse impact on our business, financial condition, results of operations or cash flows in these countries and on our group.

        Moreover, recently enacted U.S. tax legislation has significantly changed the U.S. federal income taxation of corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions, adopting elements of a territorial tax system and introducing new anti-base erosion provisions. Many of these changes are effective immediately, without any transition periods or grandfathering for existing transactions. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and Internal Revenue Service, any of which could lessen or increase certain adverse impacts of the legislation. Further, it is possible that non-U.S. taxing authorities will be reviewing current law for potential modifications in reaction to the implementation of the new U.S. tax legislation. While some of the changes made by the U.S. tax legislation may adversely affect us in one or more reporting periods and prospectively, other changes may be beneficial on a going forward basis. We continue to work with our tax advisors and auditors to determine the full impact that the recent U.S. tax legislation as a whole will have on us.

        The introduction of new tax laws or the amendment of existing tax laws, such as those relating to transfer pricing rules or the deduction of interest expenses in the markets in which we operate, may also increase the risk of adjustments being made by the tax authorities and, as a result, could have a material impact on our business, financial performance and results of operations.

Repeated tax audits and extension of liability beyond the limitation period may result in additional tax assessments.

        Tax declarations together with related documentation are subject to review and investigation by a number of authorities in many of the jurisdictions in which we operate, which are empowered to impose fines and penalties on taxpayers. Tax audits may result in additional costs to our group if the relevant tax authorities conclude that entities of the group did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could harm our business, financial condition, results of operations, cash flows or prospects. Under such review, the relevant tax authorities may conclude that we had significantly underpaid taxes relating to earlier periods, which could harm our business, financial condition, results of operations, cash flows or prospects.

        In Russia, for example, tax returns remain open and subject to inspection by tax or customs authorities for three calendar years immediately preceding the year in which the decision to conduct an audit is taken. Laws enacted in Russia in recent years increase the likelihood that our tax returns that were reviewed by tax authorities could be subject to further review or audit during or beyond the eligible three-year limitation period by a superior tax authority. In addition, in recent years, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies' use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated.

        We have also been the subject of repeat complex and thematic tax audits in Kazakhstan, Tajikistan and Kyrgyzstan which, in some instances, have resulted in payments made under protest pending legal challenges and/or to avoid the initiation or continuation of associated criminal proceedings.

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

        Within the Organisation for Economic Co-operation and Development ("OECD") there is an initiative aimed at avoiding base erosion and profit shifting ("BEPS") for tax purposes. This OECD BEPS project has resulted in further developments in other countries and in particular in the European Union. One of the developments is the agreement on the EU Anti-Tax Avoidance Directive ("ATAD"). All EU Member States must implement the minimum standards as set out in the ATAD. The implementation of these measures against tax avoidance in the legislation of the jurisdictions in which we do business could have a material adverse effect on us. For example, the implementation of the general interest limitation rule (Article 4 ATAD) could result in an increase of our tax liabilities as certain interest costs could no longer be deductible. Another development is the recently published proposal for a Council Directive on a Common Corporate Tax Base ("CCTB") and the re-launch of the Common Consolidated Corporate Tax Base, first tabled in 2011. If enacted, these directives could also impact our tax position, either positively or negatively. For instance, under the proposed CCTB, our taxable result realized in each of the EU Member States will be calculated on the same basis in each of these EU Member States, irrespective of whether the national corporate income tax system differs from the CCTB (noting that Member States can opt to continue to have their own corporate income tax rate). Based on the draft wording of the CCTB, the CCTB participation exemption regime would be less favorable in comparison to the Dutch regime because a minimum of a 10% shareholding would be required, as compared to the current 5% under the Dutch regime. On the other hand, the CCTB potentially introduces a notional interest deduction on equity, which the current Dutch rules do not make available. As a result, it is difficult to assess the impact of the enactment of these directives on our business, but such impact could have a material adverse effect on our business, financial condition or results of operations.

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

        Our operations are subject to macro-economic and political risks that are outside of our control. The current macroeconomic environment is highly volatile, and continuing instability in global markets has contributed to a challenging global economic environment in which to operate. As future developments are dependent upon a number of political and economic factors, we cannot accurately predict how long challenging conditions will exist or the extent to which the markets in which we operate may deteriorate. Unfavorable economic conditions may impact a significant number of our customers, including their spending patterns, both in terms of the products they subscribe for and usage levels. As a result, it may be more difficult for us to attract new customers, more likely that customers will downgrade or disconnect their services and more difficult for us to maintain ARPUs at existing levels. The difficult economic environment and any future downturns in the economies of markets in which we operate or may operate in the future could also increase our costs, prevent us from executing our strategies, hurt our liquidity, impair our ability to take advantage of future opportunities or to respond to competitive pressures, to refinance existing indebtedness or to meet unexpected financial requirements, all of which could harm our business, financial condition, results of operations, cash flows or prospects.

        As a global telecommunications company with operations in multiple markets, we may be adversely affected by a broad range of international economic developments. For example, the economies in our markets were adversely affected by the international economic crisis that began in the late 2000s, and some economies in markets in which we operate continue to suffer. Among other things, the crisis led to a slowdown in gross domestic product growth, increase of inflation, devaluations of the currencies in Russia and other markets in which we operate and a decrease in commodity prices. In addition, because Russia, Kazakhstan and Algeria produce and export large amounts of oil, their economies are particularly vulnerable to fluctuations in the price of oil on the world market. Our operations may also be affected by the ongoing issues in Europe relating to risks of deflation, sovereign debt levels and the suitability and stability of the euro.

        Adverse economic developments specific to a particular market in which we operate may also affect our operations. For example, in Russia, low oil prices, together with the impact of economic sanctions and the significant devaluation of the Russian ruble, have negatively impacted the Russian economy and economic outlook and may also negatively impact our ability to raise external financing, particularly if the sanctions are broadened. For more on sanctions affecting Russia and how it affects our operations, see "—Our operations may be adversely affected by ongoing developments in Russia and Ukraine."

        Deterioration of macroeconomic conditions in the countries in which we operate may also have certain accounting ramifications. For example, a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill. In addition, the possible developments as a result of a financial and economic crisis—related to, in particular, customer behavior, the reactions of our competitors in terms of offers, pricing or their response to new entrants, regulatory adjustments in relation to reductions in consumer prices and our ability to adjust costs and investments in keeping with possible changes in revenue—may adversely affect our forecasts and lead to a write-down in tangible and intangible assets. A write-down recorded for tangible and intangible assets lowering their book values could impact certain covenants under our debt agreements, which could result in a deterioration of our financial condition, results of operations or cash flows. For further information on the impairment of tangible and intangible assets and recoverable amounts (particularly key assumptions and sensitivities), see Note 10 to our audited consolidated financial statements.

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

        In connection with the situation in Russia and Ukraine, the United States, the European Union, and a number of countries have imposed (i) sanctions that block the property of certain designated businesses, organizations and individuals, (ii) sectoral sanctions that prohibit certain types of transactions with specifically designated businesses operating in certain sectors of the Russian economy, currently including the financial services, energy, and defense sectors, and (iii) territorial sanctions restricting investment in and trade with Crimea. The U.S. and EU sanctions target entities owned and/or controlled by designated entities and individuals. Further, under the U.S. sanctions regime, even non-U.S. persons who engage in certain prohibited transactions may be exposed to secondary sanctions, such as the denial of certain privileges, including financing and contracting with U.S. persons or within the United States. In addition, the United States and the European Union have implemented certain export control restrictions related to Russia's energy sector and military capabilities. Ukraine has also enacted sanctions with respect to certain Russian entities and individuals. Russia has responded with countermeasures to such international and Ukrainian restrictions and sanctions, currently including limiting the import of certain goods from the United States, the European Union, Ukraine and other countries, imposing visa bans on certain persons, and imposing restrictions on the ability of Russian companies to comply with sanctions imposed by other countries.

        Such sanctions, export controls and/or other measures, including sanctions on additional persons or businesses (including vendors, joint venture and business partners, affiliates and financial institutions) imposed by the United States, the European Union, Ukraine, Russia, and/or other countries, could materially adversely affect our business, financial condition, results of operations, cash flows or prospects. We are not able to predict further developments on this issue, including when these measures will cease to be in effect. In addition, there may be additions to the designated persons or business lists or other expansions of the U.S., EU and/or other sanctions that target Russia and restrict dealings related to Crimea in the future. As the United States government indicated in late 2017 that Crimea-related sanctions will remain in place until Ukraine has full control of the Crimean peninsula, it is possible that these sanctions will be in effect for the foreseeable future.

        Ukraine has assigned a "temporary occupied territories" status to Crimea and an "anti-terrorist operation zone" status to certain Eastern Ukraine regions which are currently not under the Ukrainian government's control, and has imposed certain restrictions and prohibitions on trade in goods and services in such territories. Our Ukrainian subsidiary, Kyivstar JSC ("Kyivstar"), shut down its network in Crimea in 2014 as well as its network in certain parts of Eastern Ukraine in 2015 and, in each case, has written off the relevant assets. Under terms of its telecommunications licenses, Kyivstar is obliged to provide services throughout Ukraine. Kyivstar has notified the regulatory authorities that Kyivstar has stopped providing services in these areas and has requested clarification from such authorities regarding telecommunications operations in such areas. Since September 2014, legislation has been in effect in Ukraine that authorizes the cancellation of telecommunications licenses for sanctioned parties. There can be no assurance that the escalation of the current situation will not lead to the cancellation or suspension of, or other actions under, certain or all of our Ukrainian telecommunications licenses, or other sanctions. These outcomes or other sanctions, including prohibitions and restrictions possible under draft legislation that could be passed by the Ukrainian parliament in early 2018, could have a material adverse effect on our business in Ukraine, which in turn could harm our business, financial condition, results of operations, cash flows or prospects.

        The situation in Crimea and Eastern Ukraine has resulted, and may in the future result, in damage or loss of assets, disruption of services, and regulatory issues which has, and may in the future, adversely impact our group. In addition, if there were an extended continuation or further increase in conflict in Crimea, Eastern Ukraine or in the region, it could result in further instability and/or worsening of the overall political and economic situation in Ukraine, Russia, Europe and/or in the global capital markets generally, which could adversely impact our group. Moreover, the instability in Crimea and Eastern Ukraine specifically, and in the region more generally, economic sanctions and related measures, and other geopolitical developments (including with respect to the current conflict and international interventions in Syria) could harm our business, financial condition, results of operations, cash flows or prospects. In particular, we could be materially adversely impacted by a decline of the Russian ruble against the U.S. dollar or the euro and the general economic performance of Russia.

        In addition, our operations may be adversely affected by potential U.S. sanctions against the Russian government in response to alleged meddling in the 2016 presidential election. Though the nature of such measures, if enacted, is not yet clear, the United States government may be contemplating extending the number of Russian officials and companies on its current sanctions list and banning the purchase of Russian treasury bonds. As the United States government is reportedly revisiting whether sanctions imposed in response to the situation in Russia and Ukraine were effective, it is possible that the new measures, if enacted, would be significantly more harmful to the Russian economy than those previously enacted. For example, the Russian ruble could decline against the U.S. dollar and euro, investment in Russia or trade with Russian companies may decrease substantially and the Russian government may experience difficulty raising money through the issuance of debt in the global capital markets. As we derive a significant portion of our revenue from our Russian operations, such measures, if enacted, could have a material adverse impact on our group.

Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

        Most of our operations are in emerging markets. Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption and rapid reversal of political and economic policies on which we depend. Political and economic relations among the countries in which we operate are often complex and have resulted, and may in the future result, in conflicts, which could materially harm our business, financial condition, results of operations, cash flows or prospects. The economies of emerging markets are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. Turnover of political leaders or parties in emerging markets as a result of a scheduled election upon the end of a term of service or in other circumstances may also affect the legal and regulatory regime in those markets to a greater extent than turnover in established countries. These developments could severely limit our access to capital and could materially harm the purchasing power of our customers and, consequently, our business.

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

        Many of the emerging markets in which we operate are susceptible to significant social unrest or military conflicts. Such events may create uncertain regulatory environments, which in turn could impact our compliance with license obligations and other regulatory approvals. In addition, in some of the countries in which we operate, the local authorities may order our subsidiaries to temporarily shut down their entire network or part or all of our networks may be shut down due to actions relating to military conflicts or nationwide strikes. For example, our subsidiary in Pakistan is ordered to shut down parts of its mobile network and services from time to time due to the security situation in the country. Governments or other factions, including those asserting authority over specific territories in areas of conflict, could make inappropriate use of the network, attempt to compel us to operate our network in conflict zones or disputed territories and/or force us to broadcast propaganda or illegal instructions to our customers or others (or face consequences for failure to do so). Forced shutdowns, inappropriate use of our network, compelling us to operate our network, or broadcast propaganda or illegal instructions could materially harm our business, financial condition, results of operations, cash flows or prospects.

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

        In many countries in which we operate, the physical infrastructure, including transportation networks, power generation and transmission and communications systems, is in poor condition. In some of the countries in which we operate the physical infrastructure has been damaged by military conflict, such as Ukraine. In some of the countries in which we operate, the public switched telephone networks have reached capacity limits and need modernization, such as Russia, which may inconvenience our customers and will require us to make additional capital expenditures. Some of the markets in which we operate are vulnerable to extreme weather, the occurrence of which could result in disruptions or damage to our networks.

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

        The banking and other financial systems in many countries in which we operate are not well developed or regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent applications. Such banking risk cannot be completely eliminated by diversified borrowing and conducting credit analyses. Uncertain banking laws may also limit our ability to attract future investment. A banking crisis in any of these countries affecting the capacity for financial institutions to lend or fulfill their existing obligations or the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds could result in the loss of our deposits, the inability to borrow or refinance existing borrowings or otherwise negatively affect our ability to complete banking transactions in these countries, which could harm our business, financial condition and results of operations.

        In addition, central banks and governments in the markets in which we operate may restrict or prevent international transfers or impose foreign exchange controls or other currency restrictions, which could prevent us from making payments, including the repatriation of dividends and payments to third party suppliers, particularly in Uzbekistan, Ukraine, Bangladesh and Pakistan. For more information on currency restrictions, see "Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability of Financial Position and Results of Operations—Foreign Currency Controls and Currency Restrictions." Furthermore, local banks have limitations on the amounts of loans that they can provide to single borrowers, which could limit the availability of functional currency financing and refinancing of existing borrowings in these countries. There can be no assurance that we will be able to obtain approvals under the foregoing restrictions or limitations, each of which could harm our business, financial condition, cash flows, results of operations and prospects.

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

  •
  the issuance of new shares (including by virtue of the redemption or exchange of the exchangeable bonds issued by Telenor East Holding II AS ("Telenor East")) or the perception that such issuances could occur;

  •
  regulatory developments in the foreign countries where we operate;

  •
  developments or disputes concerning licenses or other proprietary rights;

  •
  the recruitment or departure of key personnel;

  •
  quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;

  •
  market conditions in the industries in which we compete and issuance of new or changed securities analysts' reports or recommendations;

  •
  the failure of securities analysts to cover our shares or changes in financial estimates by analysts;

  •
  investor perception of our company and of the industry in which we compete; and

  •
  general economic, political and market conditions.

        Telenor East's issuance of exchangeable bonds, and subsequent exchanges of these exchangeable bonds for VEON Ltd.'s ADSs, as well as our filing of a registration statement registering resale of VEON Ltd.'s ADSs deliverable upon exchange of the exchangeable bonds may negatively affect the market for VEON Ltd.'s ADSs. The sale of any of the VEON Ltd.'s shares on the public markets or the perception that such sales may occur, commonly called "market overhang," may adversely affect the market for, and the market price of, VEON Ltd.'s ADSs.

Various factors may hinder the declaration and payment of dividends.

        The payment of dividends is subject to the discretion of VEON Ltd.'s supervisory board and VEON Ltd.'s assets consist primarily of investments in its operating subsidiaries. For the financial year ended December 31, 2017, we paid a dividend in the aggregate amount of US$28 cents per share, with a record date of March 5, 2018, on March 13, 2018. Various factors may cause the supervisory board to determine not to pay dividends or not to increase dividends from current levels. Such factors include VEON Ltd.'s financial condition, its earnings and equity free cash flow, its leverage, its capital requirements, contractual restrictions, legal proceedings and such other factors as VEON Ltd.'s supervisory board may consider relevant. For more information on our policy regarding dividends, see "Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—Policy on Dividend Distributions," "—Risks Related to Our Business—As a holding company, VEON Ltd. depends on the performance of its subsidiaries and their ability to pay dividends, and may therefore be affected by changes in exchange controls and currency restrictions in the countries in which its subsidiaries operate."

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

        VEON Ltd. is a Bermuda exempted company. As a result, the rights of VEON Ltd.'s shareholders are governed by Bermuda law and by VEON Ltd.'s bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In addition, holders of ADSs do not have the same rights under Bermuda law and VEON Ltd.'s bye-laws as registered holders of VEON Ltd.'s common shares. Substantially all of our assets are located outside the United States. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against VEON or its directors and executive officers based on civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States and the Netherlands, under the securities laws of those jurisdictions, or entertain actions in Bermuda under the securities laws of other jurisdictions.

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

        As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we currently report periodic financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four business days of their occurrence. In addition, we are exempt from the SEC's proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of our shares by insiders means that holders of our securities will have less data in this regard than shareholders of U.S. companies that are subject to this part of the Exchange Act. As a result, holders of our securities may not have all the data that you are accustomed to having when making investment decisions with respect to domestic U.S. public companies.

        Our ADSs are listed on the NASDAQ Global Select Market; however, as a Bermuda company, we are permitted to follow "home country practice" in lieu of certain corporate governance provisions under the NASDAQ listing rules that are applicable to a U.S. company. The primary difference between our corporate governance practices and the NASDAQ rules relates to NASDAQ listing rule 5605(b)(1), which provides that each U.S. company listed on Nasdaq must have a majority of independent directors, as defined in the NASDAQ rules. Bermuda law does not require that we have a majority of independent directors. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement. Accordingly, VEON's shareholders do not have the same protections as are afforded to shareholders of companies that are subject to all of NASDAQ corporate governance requirements. For more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ listing rules, see "Item 16G—Corporate Governance."

Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to shareholder meetings.

        Holders of ADSs generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the equity shares represented by such holder's ADSs. At our request, the depositary will mail to holders any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the common shares represented by ADSs. If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the common shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Based on a review of our register of members maintained in Bermuda, as of March 1, 2018, 69.9% of our issued and outstanding common shares were held of record by BNY (Nominees) Limited in the United Kingdom as custodian of The Bank of New York Mellon and 29.1% of our issued and outstanding common shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. and where ING Bank N.V. is acting as custodian of The Bank of New York Mellon, for the purposes of our ADS program. As of March 1, 2018, 22 record holders of VEON Ltd.'s ADRs, holding an aggregate of 498,849,387 common shares (representing approximately 28.4% of VEON Ltd.'s issued and outstanding shares), were listed as having addresses in the United States. The regulatory and compliance costs to us under U.S. securities laws under such event may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.

ITEM 4.    INFORMATION ON THE COMPANY

Overview

        VEON is a leading global provider of connectivity and internet services. Present in some of the world's most dynamic markets, VEON provides more than 240 million customers (including the Italy Joint Venture) with voice, fixed broadband, data and digital services. VEON currently offers services to customers in 12 countries: Russia, Italy (through our Italy Joint Venture), Pakistan, Algeria, Uzbekistan, Ukraine, Bangladesh, Kazakhstan, Kyrgyzstan, Tajikistan, Armenia and Georgia. Our business in Laos is currently classified as an asset held for sale. VEON's reporting structure is divided into three business units—Major markets (Russia and the Italy Joint Venture), Emerging Markets (Pakistan, Algeria and Bangladesh) and Eurasia (Ukraine, Uzbekistan, Kazakhstan, Kyrgyzstan, Tajikistan, Armenia and Georgia). We provide services under the "Beeline," "Kyivstar," "banglalink," "Jazz" and "Djezzy" brands. As of December 31, 2017, we had 39,938 employees. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see "Item 5—Operating and Financial Review and Prospects." In addition, the Italy Joint Venture provides services to customers in Italy under the "WIND" and "3" brands and had 29.5 million customers and 7,090 employees as of December 31, 2017.

        In 2017, we rebranded from VimpelCom to VEON, and launched the VEON platform in Russia, Ukraine, Georgia and Pakistan, after launching in Italy in 2016, to reflect our strategy to move from being solely a telecommunications company to a company leveraging new technology platforms with an asset-light business model. Technology is continuing to revolutionize the way users communicate, travel, bank, shop, consume and are entertained. We are focused on digitalizing our core telecommunications business model to ensure that our customers can transact with us online on all dimensions, with the aim of ultimately leading to increased customer satisfaction and a potentially lower cost structure for our business. Furthermore, our new VEON platform leverages the re-engineering of our legacy systems and data architecture, and enables us to offer new, personalized and contextual services. In 2018, we are prioritizing two strategic objectives within the organization: developing new digital services, including what we believe to be an industry-first BSS transformation, an integrated messaging and marketplace platform, and digitalizing the customer experience in our core telecommunications business.

        As part of this initiative, we are working through all layers of our technology landscape to deploy a fully digital end-to-end solution to benefit our customers. The new digital IT stack and data management platform are becoming the core of our IT, while we believe our network is becoming increasingly more virtualized, software defined, intelligent and dynamic. We are continuously future proofing our networks to prepare them for data growth and for new technologies, such as 5G. In addition, we have launched a significant re-engineering of our internal administrative systems and back-office processes in order to make our operations more agile and transparent.

        The VEON platform is about bringing together messaging services, content and a marketplace to provide a new personal internet platform particularly in emerging markets. With zero-rating as a fundamental component, VEON users will be able to use the VEON platform to stay connected for free, even when their data plans are out of credit. We work with partners from the music, transport, banking, e-commerce and other businesses, all of which are integrated into a single personalized internet platform. We believe that these revenue-share relationships, particularly those with local businesses in each of the countries in which we operate, will help grow business in those regions.

        As part of our initiative to digitalize the core telecommunications business, we intend to continue focusing on increasing our capital investment efficiency, including with respect to our IT, network, and distribution costs. We have secured network sharing agreements and intend to maintain our focus on achieving an asset-light business model, where we own only the core assets needed to operate our business.

        We anticipate combined operational expenditure and capital expenditure of approximately US$100 million per annum over the next four years as part of the rollout of the VEON platform. For further information on our capital expenditures, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements." We anticipate that we will finance the investments (or the VEON platform) with operational cash flow, cash on our balance sheet and external financing that we currently have in place.

        VEON Ltd. is an exempted company limited by shares registered under the Companies Act 1981 of Bermuda, as amended (the "Companies Act"), on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. Our headquarters are located at Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands. Our telephone number is +31 20 797 7200. VEON Ltd. is registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations.

        Our legal representative in the United States is Puglisi & Associates, 850 Library Ave, Suite 204, Newark, DE 19711 (+1 (30) 738 6680). Our agent for service of process in the United States is CT Corporation, 11 Eighth Avenue, New York, NY 10011 (+1 (212) 894 8400).

History

        Our predecessor PJSC VimpelCom (formerly OJSC "Vimpel-Communications") was founded in 1992. In November 1996, PJSC VimpelCom became the first Russian company since 1903 to list shares on the New York Stock Exchange, where we remained listed until 2013 when we switched our listing to the NASDAQ Global Select Market. In the early 2000s, we began our expansion into the CIS by acquiring local operators or entering into joint ventures with local partners in Kazakhstan (2004), Ukraine (2005), Tajikistan (2005), Uzbekistan (2006), Georgia (2006) and Armenia (2006). In 2009 and 2010, PJSC VimpelCom and Ukrainian mobile operator, Kyivstar, combined to create a new company, VimpelCom Ltd, and established its headquarters in Amsterdam.

        More recently, our expansion efforts have included transactions involving operations outside of CIS. In 2011, we completed the acquisition of Wind Telecom S.p.A., an international provider of mobile and fixed-line telecommunications and internet services with operations in a number of countries including Italy, Algeria, Bangladesh and Pakistan. On July 1, 2016, Pakistan Mobile Communications Limited ("PMCL") merged with Warid Telecom Pakistan LLC ("Warid"), which resulted in the merger of our telecommunications businesses in Pakistan (a transaction we refer to as the "Pakistan Merger" in this Annual Report on Form 20-F). On November 5, 2016, we formed the Italy Joint Venture with Hutchison, through which we jointly own and operate our Historical WIND Business and H3G S.p.A. in Italy. See "Explanatory Note—Presentation of Financial Information of the Italy Joint Venture" and Notes 5, 14 and 25 to our audited consolidated financial statements).

        On February 27, 2017, we announced our new name "VEON," which was approved by our shareholders on March 30, 2017. On April 4, 2017, VEON began trading on Euronext Amsterdam.

Recent Developments

VEON and MegaFon agree to end Euroset joint venture in Russia

        In July 2017, PJSC VimpelCom, a subsidiary of VEON Ltd., and MegaFon entered into an agreement ending their retail joint venture, Euroset. The transaction closed on February 22, 2018. Under the agreement, MegaFon acquired PJSC VimpelCom's 50% interest in Euroset and PJSC VimpelCom agreed to pay RUB 1.2 billion (US$21 million as of December 31, 2017), subject to certain adjustments, and has acquired rights to 50% of Euroset's approximately 4,000 retail stores in Russia. As a result of the transaction, PJSC VimpelCom has fully disposed of its interest in Euroset with all of its rights and obligations.

VEON Holdings B.V. submits cash tender offer in relation to GTH

        On November 8, 2017, VEON submitted an application to the Egyptian Financial Regulatory Authority ("FRA") to approve an MTO by VEON Holdings B.V. for any and all of the outstanding shares of GTH which are not owned by VEON (up to 1,997,639,608 shares, representing 42.31% of GTH's total shares). The MTO follows a share buyback in February 2017 that resulted in VEON's interest in GTH increasing from 51.92% to 57.69%. The MTO will be funded by cash on hand and/or the utilization of undrawn credit facilities. The proposed offer price under the MTO is EGP 7.90 per share. Any increase of VEON's interest in GTH will be accounted for directly in equity upon closing of the transaction. The MTO remains subject to approval by the FRA. VEON has been in discussions with the authorities to resolve alleged, and disputed, technical disclosure breaches of the MTO rules by certain GTH shareholders (for which the failure to reach resolution could result in the initiation of criminal proceedings). Progress on this matter (including the potential for resolution) and the approval of the MTO have been held up by the authorities apparently in connection with unrelated historic GTH tax assessments. In addition, recently VEON has become aware that GTH has been named as a defendant in a case before the Cairo Economic Court filed in January 2018 by certain shareholders of GTH. This action seeks a court order against the FRA to suspend the MTO, to have the court appoint an expert to conduct an appraisal of the GTH share price proposed in the MTO, and directing the FRA to reject the MTO. The Cairo Economic Court dismissed the claim in February 2018 for lack of subject-matter jurisdiction. This decision is scheduled to be heard on appeal in April 2018 by the

Summary Circuit Court of Appeals. We are considering all options and there can be no assurance that the MTO will proceed.

VEON and GTH sell their Pakistan tower business for US$940 million

        On August 30, 2017, VEON and GTH announced that their subsidiary in Pakistan, Jazz, signed an agreement for the sale of its tower business, with a portfolio of approximately 13,000 telecommunications towers, for approximately US$940 million, subject to certain adjustments, to Tanzanite Tower Private Limited, a tower operating company owned by edotco Group Sdn. Bhd. and Dawood Hercules Corporation. The completion of the transaction is subject to the satisfaction or waiver of certain conditions including receipt of customary regulatory approvals.

Spectrum reallocation in Uzbekistan

        On March 31, 2017, the Republican Radiofrequencies Council in Uzbekistan published a decision ordering the equitable reallocation amongst all telecommunications providers in the market, which will affect approximately half of the 900 MHz and 1800 MHz radio frequencies of our Uzbek subsidiary, Unitel LLC. The decision is expected to come into force on March 31, 2018, and, currently, we do not expect the reallocation to have a material impact on our business. The decision also grants tech neutrality in the 900 and 1800 MHz bands.

Liberalization of currency exchange rules in Uzbekistan

        In September 2017, the government of Uzbekistan announced the liberalization of its currency exchange rules and the resetting of the official exchange rate at 8,100 Uzbek som per U.S. dollar, which represented nearly a halving of the value of the Uzbek som to the U.S. dollar. On December 22, 2017, VEON announced that its subsidiary, PJSC VimpelCom, had successfully repatriated a net amount of approximately US$200 million from Unitel. The currency conversion to US$200 million resulted in a foreign currency exchange loss of approximately US$49 million. In addition, the Uzbek som results of Unitel are now being translated into U.S. dollars at a higher exchange rate.

4G/LTE licenses secured in Ukraine and Bangladesh

        Kyivstar secured 4G/LTE licenses and spectrum in two separate transactions in 2018. Following the auction held on January 31, 2018, Kyivstar acquired 15 MHz (paired) of contiguous frequency in the 2600 MHz band for UAH 0.9 billion (US$32 million as of December 31, 2017). In addition, on March 6, 2018, Kyivstar secured the following spectrum through auction in the 1800MHz band: 25MHz (paired) for UAH 1.325 billion (US$47 million as of December 31, 2017) and two lots of 5MHz (paired) for UAH 1.512 billion (US$54 million as of December 31, 2017).

        On February 13, 2018, Banglalink acquired a 4G/LTE license, allowing the company to launch a high-speed data network. In parallel, Banglalink also acquired 5.6 MHz paired spectrum in the 1800 MHz band and 5 MHz paired spectrum in the 2100 MHz band. The spectrum is technology neutral and allows Banglalink to double its 3G network capacity. Banglalink purchased the spectrum for US$308.6 million, excluding VAT, with an upfront payment of 60% payable in 30 days and the remaining 40% payable over four years. In addition, the company paid US$35 million, excluding VAT, to convert its existing spectrum holding in 900 MHz and 1800 MHz into technology neutral spectrum and US$1.2 million, excluding VAT, to acquire the 4G/LTE license. The investment is expected to be funded through locally available cash and local banking facilities.

VEON to sell Laos operations

        On October 27, 2017, VimpelCom Holding Laos B.V. ("VimpelCom Laos"), a subsidiary of the company, entered into a sale and purchase agreement for the sale of its operations in Laos to the Lao

People's Democratic Republic ("Government of Laos"). Under the agreement, VimpelCom Laos will transfer its 78% interest in VimpelCom Lao Co. Limited to the Government of Laos, the minority shareholder, in exchange for purchase consideration of US$22 million. The transaction is subject to customary closing conditions and is expected to be completed in the first half of 2018.

Leadership changes

        We have made changes in our management and board composition to focus on significant experience and expertise in compliance, transformation and digital. During 2017 and 2018, as of the date of this Annual Report on Form 20-F, new appointments have included Trond Westlie as Group Chief Financial Officer, Ursula Burns as Chairman of the Supervisory Board, Guy Laurence as director of the Supervisory Board, Jacky Simmonds as Group Chief People Officer and Alexander Pertsovsky as an alternate director for Alexey Reznikovich. The following people also transitioned to new roles from existing positions within VEON: Joshua Drew as Group Chief Compliance Officer; Jeffrey Hedberg as Chief Executive Officer of Italy; and Vasyl Latsanych as Chief Executive Officer of Russia. In addition, on February 15, 2018, Aamir Hafeez Ibrahim, Chief Executive Officer of Pakistan, and Peter Chernyshov, Chief Executive Officer of Ukraine, will now also serve as Head of Emerging Markets and Head of Eurasia, respectively. For more information on our directors and senior management, see "Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management" below.

Business Units and Reportable Segments

        VEON Ltd. is the holding company for a number of operating subsidiaries and holding companies in various jurisdictions. In the third quarter of 2015, we adopted a new regional structure, consisting of the three following business units, all of which report to our headquarters in Amsterdam: Major Markets (which includes our operations in Russia and the Italy Joint Venture); Emerging Markets (which includes our operations in Pakistan, Algeria, Bangladesh and Laos); and Eurasia (which includes our operations in Ukraine, Kazakhstan, Uzbekistan, Kyrgyzstan, Armenia, Tajikistan and Georgia).

        Notwithstanding our new regional structure described above, we currently operate and manage VEON on a geographical basis. In accordance with IFRS rules, this results in eight reportable segments. These segments are based on the different economic environments and varied stages of development across the geographical markets we serve, each of which requires different investment and marketing strategies. Our reportable segments currently consist of the following eight segments: Russia; the Italy Joint Venture; Pakistan; Algeria; Bangladesh; Ukraine; Uzbekistan; and HQ (transactions related to management activities within the group in Amsterdam and London). As of January 1, 2017, management has included the Italy Joint Venture as a reportable segment due to its increased contribution to our overall financial results and position. "Others" represents our operations in Kazakhstan, Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos as well as intercompany eliminations and costs relating to centrally managed operations monitored outside of VEON's headquarters. For more information on our reportable segments, see "Item 5—Operating and Financial Review and Prospects—Reportable Segments" and Notes 7 and 14 to our audited consolidated financial statements.

Subsidiaries

        The table below sets forth our significant subsidiaries, and our percentage ownership interest, direct and indirect, in each subsidiary as of December 31, 2017. Unless otherwise indicated, our percentage ownership interest is identical to our voting power in each of the subsidiaries.

Subsidiary*	Country of Incorporation	Percentage Ownership Interest (Direct and Indirect)
VEON Amsterdam B.V.	Netherlands	100%
VEON Holdings B.V.	Netherlands	100	%(1)
VEON Digital Amsterdam B.V.	Netherlands	100	%(1)
PJSC "Vimpel-Communications"*	Russia	100	%(2)
Golden Telecom, Inc.	USA	100	%(3)
"Kyivstar" JSC*	Ukraine	100	%(4)
VEON Eurasia S.à r.l.	Luxembourg	100	%(5)
VIP Kazakhstan Holding AG	Switzerland	75.0	%(6)
LLP "KaR-Tel"*	Kazakhstan	75.0	%(7)
VimpelCom (BVI) AG	Switzerland	100	%(8)
LLC "Tacom"*	Tajikistan	98.0	%(9)
Freevale Enterprises Inc.	British Virgin Islands	100	%(10)
Silkway Holding B.V.	Netherlands	100	%(11)
LLC "Unitel"*	Uzbekistan	100	%(12)
CJSC "VEON Armenia"*	Armenia	100	%(13)
VEON Luxembourg Holdings S.à r.l.	Luxembourg	100	%(14)
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	100	%(15)
VEON Luxembourg Finance S.A.	Luxembourg	100	%(16)
Global Telecom Holding S.A.E.	Egypt	57.7	%(17)
Oratel International Inc. Limited	Malta	57.7	%(18)
Moga Holding Limited	Malta	57.7	%(19)
Omnium Telecom Algérie S.p.A.	Algeria	26.3	%(20)
Optimum Telecom Algérie S.p.A.*	Algeria	26.3	%(21)
International Wireless Communications Pakistan Limited	Malta	57.7	%(22)
Telecom Management Group Limited	Malta	57.7	%(23)
Pakistan Mobile Communications Limited*	Pakistan	49.0	%(24)
Telecom Ventures Limited	Malta	57.7	%(25)
Banglalink Digital Communications Limited*	Bangladesh	57.7	%(26)
Wind Tre Italia S.p.A.	Italy	50.0	%(27)
Wind Tre S.p.A.*	Italy	50.0	%(28)

*
Denotes operating company.
(1)
VEON Amsterdam B.V. holds 100% directly.
(2)
VEON Holdings B.V. holds 100% minus one share directly. VEON Ltd. holds one share directly.
(3)
PJSC VimpelCom holds 100% directly and indirectly through a wholly owned Cypriot holding company.
(4)
VEON Ltd. holds 0.01% directly and VEON Holdings B.V. holds 73.80% directly. "Kyivstar" JSC holds 26.19% of its own shares.
(5)
PJSC VimpelCom holds 100% directly.
(6)
VEON Eurasia S.à r.l. holds 75.0% directly.
(7)
VIP Kazakhstan Holding AG holds 100% directly.
(8)
VEON Holdings B.V. holds 100% directly.
(9)
VimpelCom (BVI) AG holds 98.0% directly.
(10)
PJSC VimpelCom holds 100% directly.
(11)
PJSC VimpelCom holds 100% directly.

(12)
Freevale Enterprises Inc. holds 21% directly and Silkway Holding B.V. holds 79% directly.
(13)
PJSC VimpelCom owns 100% directly.
(14)
VEON Holdings B.V. owns 100% directly.
(15)
VEON Luxembourg Holdings S.à r.l. holds 100% directly.
(16)
VEON Luxembourg Finance Holdings S.à r.l. holds 100% directly.
(17)
VEON Luxembourg Finance Holdings S.à r.l. holds 2.13% directly and VEON Luxembourg Finance S.A. holds 55.56% directly.
(18)
Global Telecom Holding S.A.E. owns 100% directly and indirectly through three Maltese holding companies and a Luxembourg holding company.
(19)
Global Telecom Holding S.A.E. owns 100% directly and indirectly through three Maltese holding company and a Luxembourg holding company.
(20)
Global Telecom Holding S.A.E. holds a controlling interest of 45.57% directly and indirectly through Oratel International Inc. Limited and Moga Holding Limited. The Algerian National Investment Fund, Fonds National d'Investissement, holds 51% directly in Omnium Telecom Algérie S.p.A. and a local minority shareholder named Cevital S.p.A. holds directly the remaining 3.43%.
(21)
Omnium Telecom Algeria S.p.A. holds 99.99% directly.
(22)
Global Telecom Holding S.A.E. holds 100% directly and indirectly through three Maltese holding company and a Luxembourg holding company.
(23)
Global Telecom Holding S.A.E. holds 100% directly and indirectly through four Maltese holding company and a Luxembourg holding company.
(24)
Global Telecom Holding S.A.E. holds 85% of PMCL indirectly through two wholly owned Maltese subsidiaries and a nominee shareholder.
(25)
Global Telecom Holding S.A.E. holds 100% directly and indirectly through three Maltese holding company and a Luxembourg holding company.
(26)
Telecom Ventures Limited holds 99.99% directly.
(27)
VEON Holdings B.V. owns 50.0% indirectly through two Luxembourg holding companies.
(28)
Wind Tre Italia S.p.A. holds 100% directly.

Corporate Governance

        VEON Ltd. is governed by a supervisory board, which generally delegates management of the company to the management board. For more information, see "Item 6—Directors, Senior Management and Employees—C. Board Practices."

Description of Our Mobile Telecommunications Business

        VEON, through its operating companies, provides customers with mobile and fixed-line telecommunications services in certain markets, which are described more fully below.

        The table below presents the primary mobile telecommunications services we offer to our customers and a breakdown of prepaid and postpaid subscriptions as of December 31, 2017.

Mobile Service Description	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	Others
Value added and call completion services(1)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	(3)
National and international roaming services(2)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	(3)
Wireless Internet access	Yes	Yes	Yes	Yes	Yes	Yes	Yes	(3)
Mobile financial services	Yes	Yes	Yes	Yes	Yes	Yes	No
Mobile bundles	Yes	Yes	No	Yes	Yes	Yes	Yes	(3)

(1)
Value added services include messaging services, content/infotainment services, data access services, location based services, media, and content delivery channels.

(2)
Access to both national and international roaming services allows our customers and customers of other mobile operators to receive and make international, local and long distance calls while outside of their home network.

(3)
For a breakdown of prepaid and postpaid subscriptions and a description of the mobile services we offer in Kazakhstan, Kyrgyzstan, Armenia, Tajikistan, Laos and Georgia, see "—Mobile Business in Others."

Mobile Business in Russia

        In Russia, through our operating company PJSC VimpelCom and our "Beeline" brand, we primarily offer mobile telecommunications services to our customers under two types of payment plans: postpaid plans and prepaid plans. As of December 31, 2017, approximately 88.6% of our customers in Russia were on prepaid plans, representing 79.4% of our revenue in Russia, and approximately 11.4% of our customers in Russia were on postpaid plans, representing 20.6% of our revenue in Russia.

        The table below presents the primary mobile telecommunications services we offer in Russia.

Service	Description

Voice	Includes airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad.

Internet and data access	Access is offered through GPRS/EDGE, 3G/HSPA and 4G/LTE and special wireless "Plug&Play" USB modems.

Roaming	As of December 31, 2017, we had active roaming agreements with 612 GSM networks in 215 countries. Additionally, we provided GPRS roaming with 515 networks in 187 countries and 4G/LTE roaming with 198 networks in 103 countries.

Roaming agreements generally state that the host operator bills PJSC VimpelCom, which PJSC VimpelCom pays, and then PJSC VimpelCom subsequently bills customers for the roaming services on the customer's monthly bill.

VAS	Caller-ID, voicemail, call forwarding, conference calling, call blocking and call waiting.

Messaging	SMS (consumer and corporate), MMS and voice messaging (which allows customers to send pictures, audio and video to mobile phones and to e-mails), and mobile instant messaging.

Content/infotainment	Voice services (including referral services); content downloadable to telephone (including music, pictures, games and video); RBT; mobile cloud solutions; geo-positioning and compass service for fleet and assets management; and M2M control center solution for all M2M/IoT verticals.

Mobile financial services	Mobile payment, banking card, trusted payment, banks notification and mobile insurance.

Mobile bundles

        Tiered data-plans provide smartphone customers with data, voice and SMS packages. In 2017, we focused on a new simplified tariff portfolio with competitive prices in combination with transparent services. We provide a Shared Everything Bundle Service, offering the option of multiple SIM cards for one account, and an "all in one" FMC proposal for B2C prepaid customers, combining FTTB internet, IPTV and mobile services into one bundle. Beeline Business offers FMC services to corporate clients providing use of their mobile phone as an extension of their PBX. We provide these services throughout Russia. In addition, in 2017, we launched a new line of bundle price plans, which combines voice, data and SMS services, and provided free inbound calls to customers of new line bundles (being those customers who migrated to the new bundle price plan) throughout PJSC VimpelCom's network, with outbound calls being charged in the same way as the home region.

VEON platform

        The VEON platform, launched in Russia in 2017, offers Beeline customers the ability to communicate for free, even when out of credit, and provides third party products, offers, services and content.

Distribution

        Our primary sales channels in Russia consist of monobrand, multibrand and national partners. Monobrand channels constituted 25.9% of the channel mix as of December 31, 2017. The number of owned retail monobrand stores was 1,605 as of December 31, 2017, as compared to 1,499 owned retail monobrand stores as of December 31, 2016. As of December 31, 2017, the number of franchise stores was 2,084, compared to 2,041 as of December 31, 2016. As of December 31, 2017, we had 142 "Know How" stores, compared to 144 "Know How" stores as of December 31, 2016.

        In 2017, we increased the number of regional dealers and alternative retail. We also continue to cooperate with Svyaznoy, a national mobile retailer, focused on the distribution of complex products, such as tariff packages and fixed and mobile convergence. Sales of bundle price plans increased for B2C sales by 23%, reaching 82% in the sales mix.

        In 2017, we significantly increased the availability of call center live agents to our clients. Several incentives were taken to transfer requests of our customers from traditional voice channels to digitalized text and self-service channels. Our mobile self-service application for iOS and Android has been downloaded over 9.6 million times in 2017, and the monthly active base reached over 3.9 million active customers per month, as of December 31, 2017. The launch in March 2017 of ChatBot, a software robot that converses in natural language, provides necessary information and answers clients' questions like a call center operator in our mobile application and website, and helped us to reduce overall text channel load by more than two times as of December 31, 2017. The Beeline brand continued to enhance customer service to improve its net promoter score and to reduce its contact rate, an indicator that correlates contact numbers and customer base size.

        In July 2017, PJSC VimpelCom, a subsidiary of VEON Ltd., and MegaFon entered into an agreement ending their retail joint venture, Euroset. The transaction closed on February 22, 2018. See "Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions—Joint Ventures and Associates—Euroset."

Competition

        The following table shows our and our primary mobile competitors' respective customer numbers in Russia as of December 31, 2017:

Operator	Customers (in millions)
MTS	77.7
MegaFon	75.8
PJSC VimpelCom	58.2
Tele2	40.6

Source: Analysys Mason.

        According to Analysys Mason, there were approximately 254.3 million mobile customers in Russia as of December 31, 2017, compared to 255.6 million mobile customers as of December 31, 2016,

representing a mobile penetration rate of approximately 173.8% as of December 31, 2017, compared to a mobile penetration rate of approximately 174.5% as of December 31, 2016.

Mobile Business in Pakistan

        Pakistan is mainly a 2G market; however, 3G is growing following its launch in 2014, as well as 4G following its launch in 2017. We operate in Pakistan through our operating company, PMCL and our brand, "Jazz," which is the historic Mobilink brand together with the merged Warid brand. In 2017, PMCL launched 3G services in over 300 towns and cities and 4G/LTE services in 40 cities.

        In Pakistan, we offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2017, approximately 96.9% of our customers in Pakistan were on prepaid plans and approximately 3.1% of our customers in Pakistan were on postpaid plans.

        The table below presents the primary mobile telecommunications services we offer in Pakistan.

Service	Description

Voice	Includes airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad.

Internet and data access	On GPRS, EDGE, 3G and 4G/LTE.

Roaming	In Pakistan, as of December 31, 2017, we had active roaming agreements with 282 GSM networks in 155 countries. Additionally, we provided GPRS roaming with 221 networks in 131 countries and CAMEL roaming through 122 networks in 77 countries.

Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host's network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer's monthly bill.

VAS	Caller-ID, voicemail, call forwarding, conference calling, call blocking and call waiting.

Messaging	SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail), and mobile instant messaging.

Content/infotainment	Music; live audio streaming; infotainment services for religious, sports, comedy, quotes, news, weather and other content; RBT and IVR Chat.

Mobile financial services	Mobile payment, banking card, trusted payment, banks notification and mobile insurance.

Mobile bundles

        We offer bundled offers on 4G/LTE, 3G and 2G networks. We continue to focus on a technology agnostic mobile internet portfolio. Apart from pure internet bundles, we also provide hybrid bundles, which include voice and SMS and can be individually created according to customer needs.

VEON platform

        The VEON platform, launched in Pakistan in 2017, offers Jazz customers the ability to communicate for free, even when out of credit, and provides third party products, offers, services and content.

Distribution

        In Pakistan, we offer a portfolio of tariffs and products designed to cater to the needs of specific market segments, including mass-market customers, youth customers, personal contract customers, SOHOs (with one to five employees), SMEs (with six to 50 employees) and enterprises (with more than 50 employees). We offer corporate customers several postpaid plan bundles, which include on-net minutes, variable discounts for closed user groups and follow-up minutes based on bundle commitment. As of December 31, 2017, our sales channels in Pakistan included one company store, 24 business centers, a direct sales force of 870 employees, 406 exclusive franchise stores, and over 220,000 non-exclusive third party retailers. For top-up, we offer prepaid scratch cards and electronic recharge options, which are distributed through the same channels. Jazz brand SIMs are sold through more than 36,000 retailers, supported by biometric verification devices.

Biometric verification

        Following various terrorist attacks, the Government of Pakistan introduced Standard Operating Procedures in 2015 requiring all mobile operators to re-verify their entire customer base through biometric verification, with the exception of SIM cards issued in the names of companies for use by employees. For PMCL, this involved the re-verification of more than 38 million SIM cards, and SIM cards that could not be verified had to be blocked by the operators. As a result of the re-verification, the Mobilink brand (now Jazz) lost customers, retaining 88% of its customer base.

Competition

        The following table shows our and our competitors' respective customer numbers in Pakistan as of December 31, 2017:

Operator	Customers in Pakistan (in millions)
PMCL ("Jazz")	53.6
Telenor Pakistan	41.7
Zong	30.2
Ufone	19.0

Source: The Pakistan Telecommunications Authority for all companies except PMCL.

        According to the PTA, there were approximately 144.5 million mobile customers in Pakistan as of December 31, 2017, compared to 133.2 million mobile customers as of December 31, 2016, representing a mobile penetration rate of approximately 70.8% (Analysys Mason), an increase from 68.6% (Analysys Mason) as of December 31, 2016.

Mobile Business in Algeria

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

        We operate in Algeria through our operating company, Optimum, and our brand, "Djezzy." In October 2016, Optimum launched 4G/LTE services in Algeria and, by the end of 2017, had expanded these services to 28 provinces (out of 48 wilayas (provinces)) across the country, including Algiers, and the largest provinces in terms of population. In Algeria, we generally offer our customers mobile telecommunications services under prepaid and postpaid plans. As of December 31, 2017, prepaid, postpaid and hybrid (a monthly fee with recharge possibility) customers represented approximately 93%, 2% and 5%, respectively, of our customers in Algeria.

        Omnium Telecom Algérie S.p.A. ("OTA") is owned 45.57% by our subsidiary, GTH. The Algerian National Investment Fund holds 51% directly in OTA and a local minority shareholder, Cevital S.p.A., holds directly the remaining 3.43%. The establishment of this partnership in January 2015 strengthened OTA's position and prospects, with greater opportunities for our operations in Algeria. VEON Ltd. will continue to exercise operational control over OTA and, as a result, will continue to fully consolidate OTA, which holds 99.99% of Optimum. During the course of 2015, the operating company in Algeria changed from OTA to Optimum. Historical references to our operating company in Algeria have therefore been retained as OTA throughout this Annual Report on Form 20-F.

        The table below presents the primary mobile telecommunications services we offer in Algeria.

Service	Description

Voice	Includes airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad.

Internet and data access	Provided through GPRS, EDGE, 3G and 4G/LTE technology. Customers can use data services both as pay-per-use and through a bundle.

Roaming	As of December 31, 2017, we had active roaming agreements with 454 GSM networks in 158 countries. Additionally, we provided GPRS roaming with 302 networks in 93 countries, 3G roaming with 236 networks in 147 countries and 4G/LTE roaming with 39 networks in 26 countries.
Roaming agreements generally state that the host operator bills OTA, which OTA pays, and then OTA subsequently bills customers for the roaming services on the customer's bill.

VAS	Caller-ID, call forwarding, conference calling, call blocking, and call waiting.

Messaging	SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail), and mobile instant messaging.

Content/infotainment	Sports related services, religious content, taxi applications, RBT and e-learning for customers.

Mobile financial services	Peer-to-peer credit transfer and credit loan.

Distribution

        We sell our mobile telecommunications services through indirect channels (distributors) and through our Djezzy branded shops, totalling 71,735 own Djezzy shops and indirect points of sale as of December 31, 2017, of which 146 were monobrand own shops rented, equipped, staffed and managed by Optimum, including 146 shops equipped with IT material and sales applications. Our seven exclusive national distributors cover all 48 wilayas (provinces) of Algeria and are distributing our products through over 71,589 points of sale, of which 62,116 are authorized to sell airtime and 12,473 of which are authorized to sell SIMs. As of December 31, 2017, we also had a pool of more than 140 agents in call centers, who focus on customer care, including retention, troubleshooting and handling of complaints. This pool of agents combines a series of insourced and outsourced agents that are directly managed by Optimum in three languages (Arabic, French and Amazigh). We provide customer support for the Djezzy brand through our call centers, which are open 24 hours a day and seven days a week. During 2017, Optimum continued to enhance the quality of its customer service by auditing and addressing agent performance in several major cities, including Algiers, Oran, Constantine and Annaba.

Competition

        Growth in Algeria's mobile market is expected to slow, and attention is expected to shift to maintaining or improving ARPU, supported by data revenue growth after the commercial launch of 4G/LTE networks.

        The following table shows our and our competitors' respective customer numbers in Algeria as of December 31, 2017:

Operator	Customers in Algeria (in millions)
Mobilis	20.0
Optimum ("Djezzy")	15.0
Ooredoo	14.3

Source: Analysys Mason.

        According to Analysys Mason, there were approximately 49.3 million mobile customers in Algeria as of December 31, 2017, compared to 47.4 million mobile customers as of December 31, 2016, representing a mobile penetration rate of approximately 116.9%, an increase from 114.8% as of December 31, 2016.

Mobile Business in Bangladesh

        We operate through our operating company, Banglalink Digital Communications Limited ("BDCL") and our brand "banglalink" in Bangladesh. Following the launch of 3G services in Bangladesh in October 2013, the number of 3G customers has grown rapidly and in 2017, it surpassed the 2G customer count. On February 13, 2018, BDCL acquired a 4G/LTE license for US$1.2 million in order to launch a high-speed data network. The rollout of the 4G/LTE network is expected to increase ARPU as the use of the internet grows, with improving data speed presenting a significant opportunity for mobile operators in Bangladesh to increase their market shares in significant urban centers.

        The telecommunications market in Bangladesh is largely comprised of prepaid customers. As of December 31, 2017, approximately 93% of our customers in Bangladesh were on prepaid plans and approximately 7% were on postpaid plans.

        The table below presents the primary mobile telecommunications services we offer in Bangladesh.

Service	Description

Voice	Includes airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad.

Internet and data access	Provided through GPRS, EDGE and 3G technology. Customers can use data services both as pay-per-use and through a bundle.

Roaming	As of December 31, 2017, BDCL had active roaming agreements with 455 GSM networks in 165 countries and provided GPRS roaming with 350 networks in 121 countries, in addition to maritime roaming and in-flight roaming with Emirates Airlines and Malaysian Airlines. Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host's network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer's monthly bill.

VAS	Call forwarding, conference calling, call blocking, call waiting, caller line identification presentation, call me back and voicemail missed call alert.

Messaging	SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail) and mobile instant messaging.

Content/infotainment	News alert service, sports related content, job alerts, music streaming, mobile TV, content download, religious content, RBT and agricultural helpline.

Mobile financial services	Provides convenient financial services like mobile-based utility bill payments, train ticketing, international remittance disbursements. Also, we partner with leading mobile financial service operators through providing Unstructured Supplementary Service Data, SMS and distribution network to Bangladesh Post Office for their mobile money order service.

Distribution

        As of December 31, 2017, our sales and distribution channels in Bangladesh included 105 monobrand stores, a direct sales force of 61 enterprise sales managers and 121 zonal sales managers for mass market retail sales channels, 46,971 retail SIM outlets, 249,432 top-up selling outlets, online sales channels, and 1,915 banglalink brand service points. BDCL provides a top-up service through mobile financial services, ATMs, recharge kiosks, international top-up services, SMS top-up and Banglalink online recharge. The banglalink brand provides customer support through its contact center, which is open 24 hours a day and seven days a week. The contact center caters to a number of after-sales services to all customer segments with a special focus on a "self-care" app to empower customers and avoid customer reliance on call center agents. In order to stimulate mobile phones and smartphones penetration, we offer our customers a broad selection of handsets and internet-capable devices, which we source from a number of suppliers, in the case of purchase-sale models, and we offer banglalink branded internet through reverse-bundle model in device partners' channels.

Competition

        The mobile telecommunications market in Bangladesh is highly competitive. The following table shows our and our competitors' respective customer numbers in Bangladesh as of December 31, 2017.

Operator	Customers in Bangladesh (in millions)
Grameenphone	65.3
Robi	42.9
BDCL ("banglalink")	31.3
Teletalk	4.5

Source: BTRC for all companies except BDCL ("banglalink").

        The top three mobile operators, Grameenphone, banglalink and Robi, collectively held approximately 96.9% of the mobile market where the market consisted of approximately 145.1 million customers in Bangladesh as of December 31, 2017, compared to 126.4 million customers in 2016, according to the Bangladesh Telecommunication Regulatory Commission. According to Analysys Mason, as of December 31, 2017, a mobile penetration rate comprised approximately 86.8% compared to 76.7% in 2016.

Mobile Business in Ukraine

        We operate in Ukraine with our operating company "Kyivstar" JSC and our brand, "Kyivstar." The Ukrainian mobile market operates on a 2G and 3G basis. As of December 31, 2017, approximately 90% of our customers in Ukraine were on prepaid plans and approximately 10% of our customers in Ukraine were on postpaid plans. Kyivstar secured 4G/LTE licenses and spectrum in two separate transactions in 2018. Following the auction held on January 31, 2018, Kyivstar acquired 15 MHz (paired) of contiguous frequency in the 2600 MHz band for UAH 0.9 billion (US$32 million as of December 31, 2017). In addition, on March 6, 2018, Kyivstar secured the following spectrum through auction in the 1800MHz band: 25MHz (paired) for UAH 1.325 billion (US$47 million as of December 31, 2017) and two lots of 5MHz (paired) for UAH 1.512 billion (US$54 million as of December 31, 2017).

        The table below presents the primary mobile telecommunications services we offer in Ukraine.

Service	Description

Voice	Includes airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad.

Internet and data access	Access is offered through GPRS/EDGE and 3G.

Roaming	As of December 31, 2017, Kyivstar provided voice roaming on 463 networks in 188 countries, GPRS roaming on 400 networks in 164 countries and 3G roaming on 301 networks in 130 countries.

VAS	Caller-ID; voicemail; call forwarding; conference calling; call blocking and call waiting.

Messaging	SMS; MMS; voice messaging and SMS services (including information services such as news, weather, entertainment chats and friend finder).

Content/infotainment	Voice services (including referral services); content downloadable to telephone (including music, pictures, games and video); and RBT.

Mobile financial services	Mobile payment; banking card; trusted payment; banks notification and mobile insurance.

Mobile bundles

        Kyivstar offers bundles including combinations of voice, SMS and MMS, mobile data and OTT services.

VEON platform

        The VEON platform, launched in Ukraine in 2017, offers Kyivstar customers the ability to communicate for free, even when out of credit, and provides third party products, offers, services and content.

Distribution

        Kyivstar's strategy is to maintain a leadership position by using the following distribution channels: distributors (41% of all connections), local chains (20%), national chains (11%), monobrand stores (17%), direct sales (7%) and active sales (5%). In order to avoid possible price pressure from core distributors, one of our strategic priorities is to invest in our own monobrand stores. As of December 31, 2017, the number of owned retail monobrand stores was 417 as compared to 393 stores as of December 31, 2016.

Competition

        The following table shows our and our primary mobile competitors' respective customer numbers in Ukraine as of December 31, 2017:

Operator	Customers (in millions)
Kyivstar	26.5
"VF Ukraine" JSC	20.8
"lifecell" LLC	8.0

Source: Analysys Mason.

        Kyivstar competes primarily with "VF Ukraine" JSC, operating under the Vodafone brand, which is 100% owned by MTS and operates a GSM900/1800 network in Ukraine. Kyivstar also competes with "lifecell" LLC, as well as with Trimob LLC, a 100% affiliate company of Ukrtelecom to provide services under a 3G license, and with other small CDMA operators.

        According to Analysys Mason, as of December 31, 2017, there were approximately 58.2 million customers in Ukraine, representing a mobile penetration rate of approximately 137.4% compared to 59.0 million customers and a mobile penetration rate of 138.7% in 2016.

Mobile Business in Uzbekistan

        In Uzbekistan, we operate through our operating company, LLC "Unitel," and our brand, "Beeline." We offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2017, approximately 98.4% of our customers in Uzbekistan were on prepaid plans and approximately 1.6% of our customers in Uzbekistan were on postpaid plans.

        Our 3G/HSPA services were commercially launched in 2008, and the majority of the network was constructed in 2010. Our 4G/LTE services were commercially launched in 2014. Unitel was the first mobile operator to provide 4G/LTE services.

        The table below presents the primary mobile telecommunications services we offer in Uzbekistan.

Service	Description

Voice	Includes airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad. GSM service is provided by Unitel in 2G and 3G networks throughout Uzbekistan. Call duration for one session is limited for 40 minutes.

Internet and data access	Access is offered through GPRS/EDGE/3G/4G/LTE networks.

Roaming	As of December 31, 2017, we had active roaming agreements with 484 GSM networks in 185 countries and provided GPRS roaming with 387 networks in 164 countries and CAMEL roaming through 263 networks in 116 countries. Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host's network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer's monthly bill.

VAS	Caller-ID, voicemail, call forwarding, conference calling, call blocking and call waiting.

Messaging	SMS, MMS, voice messaging and SMS services (including information services such as news, weather, entertainment chats and friend finder).

Content/infotainment	Voice services (including referral services), content downloadable to telephone (including music, pictures, games and video), and RBT.

Mobile financial services	Card to card transfer, bank card payments, trusted payment, our own payment system "Beepul", mobile transfer, loyalty program.

Mobile bundles

        We offer bundled tariff plans, which may differ by types or volume of traffic, duration (daily, weekly, and monthly), region or charge type. Currently, we provide data bundles consisting of different types of traffic volume, charge and duration and integrated bundles consisting of traditional voice with SMS and data traffic.

Distribution

        In Uzbekistan, we offer a portfolio of tariffs and products for the prepaid system designed to cater to the needs of specific market segments, including mass-market customers, youth customers and high value contract customers. Further, we have the following four segments in our postpaid system: Large Accounts, Business to Government, SME and SOHO. As of December 31, 2017, our sales channels in Uzbekistan include 672 offices and monobrand stores, 644 exclusive stores and 1,125 multibrand stores.

Competition

        The following table shows our and our primary mobile competitors' respective customers in Uzbekistan as of December 31, 2017:

Operator	Customers (in millions)
LLC "Unitel"	9.7
Ucell	8.6
UMS	1.8
UzMobile	0.8
Perfectum	0.3

Source: Analysys Mason.

        According to Analysys Mason, as of December 31, 2017, there were approximately 21.3 million mobile customers in Uzbekistan, representing a mobile penetration rate of approximately 65.5% compared to 20.6 million customers and a mobile penetration rate of 64.3% in 2016. The relatively low mobile penetration rate is primarily caused by the single-SIM profile of most Uzbek mobile customers.

Mobile Business in Others

        In the countries in our "Others" category, we generally offer our customers mobile telecommunications services under prepaid and postpaid plans.

        On October 27, 2017, we entered into an agreement to sell our operations in Laos. For more information, see "—Overview—Recent Developments—VEON to sell Laos operations."

        As of December 31, 2017, we had the following percentages of prepaid and postpaid customers:

Payment Plan	Kazakhstan	Kyrgyzstan	Armenia	Tajikistan	Georgia	Laos
Prepaid	95.6%	96%	87.4%	99.9%	99.99%	96.4%
Postpaid	4.4%	4%	12.6%	0.1%	0.01%	3.6%

Call completion and VAS

        In the countries in our "Others" category, we offer the same call completion and VAS as in Russia (except for location based services).

3G and 4G/LTE

        We have launched 3G services in each of the countries in our "Others" category, we hold 4G/LTE licenses in Tajikistan, we hold technology neutral licenses in Kazakhstan, Kyrgyzstan, Armenia, Georgia and Laos, and we have launched 4G/LTE services in Kazakhstan, Kyrgyzstan, Armenia and Georgia.

Roaming

        In the countries in our "Others" category, we have roaming arrangements with a number of other networks, which vary by country of our operation. The table below presents the material roaming agreements in each of the countries included in our "Others" category.

Country	Roaming Agreements (as of December 31, 2017)
Kazakhstan	Voice roaming on 612 networks in 196 countries GPRS roaming on 487 networks in 171 countries CAMEL roaming on 301 networks in 113 countries
Kyrgyzstan	Voice roaming on 424 networks in 132 countries GPRS roaming on 250 networks in 99 countries CAMEL roaming on 185 networks in 83 countries
Armenia
Voice roaming on 435 networks in 179 countries
GPRS roaming on 344 networks in 139 countries
CAMEL roaming on 239 networks in 105 countries
3G roaming on 295 networks in 126 countries
4G/LTE roaming on 52 networks in 40 countries
Tajikistan	3G roaming on 154 networks in 87 countries Voice roaming on 193 networks in 93 countries GPRS roaming on 171 networks in 92 countries CAMEL roaming on 123 networks in 72 countries
Georgia	Voice roaming on 190 networks in 81 countries GPRS roaming on 180 networks in 70 countries CAMEL roaming on 123 networks in 59 countries
Laos	Voice roaming on 415 networks in 140 countries GPRS roaming on 241 networks in 80 countries CAMEL roaming on 60 networks in 35 countries

        Generally, each agreement with roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our customer while on the host's network. We pay the host operator for the roaming services and bill the amount due for the provision of roaming services on our customer's monthly bill.

Wireless internet services

        We have promotional zero-zones for major local and international social networks in each of these countries (other than Laos) to lower the entry barrier for new data users and stimulate consumption for existing ones. We also focus on smartphone penetration growth in each of these countries as the major source of effective demand for our mobile internet services.

VEON platform

        The VEON platform was launched in Georgia in 2017, and is yet to be adopted in the other countries in the "Others" category. The VEON platform offers our customers in Georgia the ability to communicate for free, even when out of credit, and provides third party products, offers, services and content.

Distribution

        We distribute our products in the countries in our "Others" category through owned monobranded stores, franchises and other distribution channels. As of December 31, 2017, we had 200 total stores in Kazakhstan (inlcuding 14,707 other points of sale), 6,487 stores in Kyrgyzstan, 77 stores in Armenia, 112 monobranded stores in Tajikistan (25 own shops and 87 franchises), 36 stores in Georgia and 16 stores in Laos (including approximately 3,200 other points of sale).

Competition

  Kazakhstan

        According to Analysys Mason, as of December 31, 2017, there were approximately 25.5 million customers in Kazakhstan, representing a mobile penetration rate of approximately 141.2%, compared to 25.4 million customers and a mobile penetration rate of approximately 142.5% in 2016. We held the second position in the market in 2017, according to Analysys Mason.

  Kyrgyzstan

        According to Analysys Mason, as of December 31, 2017, there were approximately 7.1 million customers in Kyrgyzstan, representing a mobile penetration rate of approximately 116.5%, compared to 7.1 million customers and a mobile penetration rate of approximately 117.6% in 2016. We held the first position in the market in 2017, according to Analysys Mason.

  Armenia

        According to Analysys Mason, as of December 31, 2017, there were approximately 3.6 million customers in Armenia, representing a mobile penetration rate of approximately 119.1%, compared to 3.6 million customers and a mobile penetration rate of approximately 117.5% in 2016. We held the second position in the market in 2017, according to Analysys Mason.

  Tajikistan

        According to Analysys Mason, as of December 31, 2017, there were approximately 8.6 million customers in Tajikistan, representing a mobile penetration rate of approximately 96.7%, compared to 9.3 million customers and a mobile penetration rate of approximately 106.7% in 2016. We held the fourth position in the market in 2017, according to Analysys Mason.

  Georgia

        According to Analysys Mason, as of December 31, 2017, there were approximately 5.6 million customers in Georgia, representing a mobile penetration rate of approximately 140.7%, compared to 5.4 million customers and a mobile penetration rate of approximately 135.9% in 2016. We held the third position in the market in 2017, according to Analysys Mason.

  Laos

        According to Analysys Mason, as of December 31, 2017, there were approximately 5.6 million customers in Laos, representing a mobile penetration rate of approximately 78.4%, compared to 5.2 million customers and a mobile penetration rate of approximately 74.7% in 2016. We held the third position in the market in 2017, according to Analysys Mason.

Description of Our Fixed-line Telecommunications and Internet Businesses

        We also offer fixed-lined telecommunications and internet services in Russia, Pakistan, Ukraine, Uzbekistan, Armenia and Kazakhstan. We do not offer fixed-line services in Algeria, Bangladesh, Kyrgyzstan, Tajikistan, Laos or Georgia.

        In Russia, Ukraine and Uzbekistan, we offer voice, data and internet services to corporations, operators and consumers using a metropolitan overlay network in major cities. Our fixed-line telecommunications use inter-city fiber optic and satellite-based networks.

        In Pakistan, we offer internet and value added services over a wide range of access media, covering major cities of Pakistan. However, we do not report customer numbers and other data on our fixed-line business in Pakistan, as we do with Russia, Ukraine and Uzbekistan, because the fixed-line business in Pakistan is not material to our overall business.

        In Armenia and Kazakhstan, the fixed-line business offers range of services for B2O, B2B and B2C segments. In Armenia, our fixed-line business further offers a range of services, including PSTN-fixed and IP telephony, internet, data transmission and network access, domestic and international voice termination, IPLC and TCP/IP international transit, over our national networks.

Fixed-line Business in Russia

        In Russia, we provide a wide range of telecommunications and information technology and data center services, such as network access and hardware and software solutions, including configuration and maintenance, SaaS and an integrated managed service. Our services cover all major population centers in Russia. We operate a number of competitive local exchange carriers that own and operate fully digital overlay networks in a number of major Russian cities. Our customers range from large multinational corporate groups and government clients to SMEs and high-end residential buildings in major cities throughout Russia.

        We provide local access services by connecting the customers' premises to our own fiber network, international and domestic long distance services and VSAT services to customers located in remote areas. We provide internet access to both corporate and consumer customers through backbone networks and private line channels. We also provide corporate clients with IP address services, the ability to rent leased channels with different high-speed capacities and remote access to corporate information, databases and applications. We offer and deploy managed Wi-Fi networks based on IEEE 802.11b/g/n/ac wireless technology.

        We also provide an increasing range of other services, including virtual PSTN number, xDSL services, session initiation protocol (SIP) connection, financial information services, data center services, such as co-location, web hosting, audio conference and domain registration services. We offer to our corporate customers IPTV services, virtual PBX, certain Microsoft Office packages (including SaaS), web-videoconferencing services and sale, rental and technical support for telecommunications equipment.

        We also provide Pay TV (cable TV) and IPTV services. As of December 31, 2017, we have more than 34,700 Pay TV customers and 1.11 million IPTV customers. In 2016, we launched FMC product services in all branches in Russia and we focused on further developing this in 2017. As of December 31, 2017, we had more than 877,390 FMC customers.

        Our carrier and operator services division in Russia provides a range of carrier and operator services, including voice, internet and data transmission over our own networks and roaming services. Within the VEON group, we have interconnection agreements with international global data network operators who provide a one-stop shop concept for worldwide data network services for multinational companies. Under these interconnection agreements, we provide MPLS-based IP VPN, local, domestic and international private lines, equipment and equipment maintenance in Russia. We also provide high-speed domestic and international channels to international and Russian operators to sell excess backbone network capacity.

Distribution

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

Competition

        Our fixed-line telecommunications business marketed as "Beeline Business" competes principally on the basis of convergent services and bundles, installation time, network quality, geographical network reach, customer service, range of services offered and price. We face significant competition from other service providers. For voice services, our main competitors are the long distance carriers Rostelecom, TransTelecom and OJSC "Multiregional TransitTelecom." For data services, our main competitors are the long distance carriers Rostelecom, TransTelecom and MegaFon. Our main competitors in the fixed-line broadband market in Russia are Rostelecom, MTS and its subsidiaries, Akado, ER-Telecom, NetbyNet and various local home network providers.

        In terms of end-user internet penetration, the consumer internet access business in Russia is saturated and end-user internet penetration is high. Competition for customers in Russia is intense and we expect it to increase in the future as a result of wider market penetration, consolidation of the industry, the growth of current operators and the appearance of new technologies, products and services. As a result of increasing competition, internet providers are utilizing new marketing efforts (for example, aggressive price promotions) in order to retain existing customers and attract new ones.

Fixed-line Business in Pakistan

        Our fixed-line business in Pakistan includes data, voice and VAS services over a wide range of access media, covering the major cities of Pakistan. The wired and wireless access services include FTTx, PMP (point to multipoint), point-to-point radios, VSAT, DSL & WiMax connecting more than 110 locations across Pakistan, providing data and voice connectivity to enterprise customers. The data services being provided to the enterprise customers include: dedicated internet access, VPN (virtual private networking), leased lines & fixed telephony.

        We also offer services to domestic and international carriers, which include domestic and international leased lines, domestic and international MPLS, and IP transit services through our access network. Our long-haul fiber optic network covers more than 9,000 kilometers and, supplemented by wired and wireless networks, is spread across the major cities of Pakistan.

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

Distribution

        We utilize a direct sales force in Pakistan for enterprise customers. This dedicated sales force has three channels dedicated to SMEs, large/key accounts and business-to-government. These channels are led by individual channel heads who further employ a team of regional sales managers in different regions, which are further supported by a sales force, including team leads and key account managers. There is also a centralized telesales executive team led by a manager and a dedicated sales force for customers that are engaged in reselling our services.

Competition

        In Pakistan, our fixed-line business faces significant competition from other providers of fixed-line corporate services, carrier and operator services and consumer internet services. We believe that our main competitors for fixed-line corporate services are Pakistan Telecommunication Company Limited, or "PTCL," Multinet, Wateen, Supernet, Cybernet, Nexlinx and Nayatel. We believe that our main competitors for carrier and operator services are PTCL, Wateen, World Call, Wi-Tribe, and Telenor Pakistan. We believe that our main competitors for consumer internet services are PTCL, Wateen, World Call, Wi-Tribe and Qubee.

Fixed-line Business in Ukraine

        In Ukraine, we offer fixed-line and wireless internet services. We provide data and internet access services in almost all metropolitan cities in Ukraine. We began providing fixed-line broadband services in Ukraine in 2008 and, as of December 31, 2017, provided services in 116 cities in Ukraine (excluding cities in Crimea and the ATO zone). In connection with these services, we have been engaged in a project to install FTTB for fixed-line broadband services in approximately 41,000 residential buildings in 116 cities, providing over 55,600 access points.

        Our fixed-line services include corporate internet access, VPN services, data center, contact center, fixed-line telephony and a number of VAS. Internet access services include connection to the internet via ADSL, symmetrical and Ethernet interfaces at speeds ranging from 256 kilobytes per second to 10 gigabytes per second. Fixed-line voice services are available in many of Ukraine's major cities.

        In November 2016, we launched FMC for an increasing range of mobile users in our fixed-line broadband internet base. We also offer a range of FTTB services tariffs for fixed-line broadband internet access targeted at different customer segments. We currently have 11 unlimited tariff plans with monthly fees, which offer different speeds up to 100 Mbps for active internet users. In addition, in 2015, we launched OTT TV services in partnership with Viasat.

        Our joint carrier and operator services division in Ukraine provides local, international and intercity long distance voice traffic transmission services to Ukrainian fixed-line and mobile operators on the basis of our proprietary domestic long-distance/ILD network, as well as IP transit and data transmission services through our own domestic and international fiber optic backbone and IP/MPLS data transmission network. We derive most of our carrier and operator services revenue in Ukraine from voice call termination services to our own mobile network and voice transit to other local and international destinations.

Distribution

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

Competition

        In the voice services market for business customers, we compete with Ukrtelecom, Datagroup, Farlep-Invest (Vega), and a number of other small operators. We were the third largest B2B internet provider in the country as of December 31, 2017, according to management's estimates. There is a high level of competition with more than 400 internet service providers in Ukraine. Our main competitors in the corporate market for data services are also Ukrtelecom, Farlep-Invest (Vega) and Datagroup. Our competitors for both the carrier and operator services and the voice and data services market include Datagroup, Ukrtelecom, and Farlep-Invest (Vega). Our main competitors for the provision of consumer internet services in Ukraine are Volia and Ukrtelecom. From December 31, 2016 to December 31, 2017, we increased the number of our broadband customers in Ukraine (excluding customers in the ATO zone) by 1% from 811,910 to 823,840.

Fixed-line Business in Uzbekistan

        In Uzbekistan, we provide a wide range of fixed-line services, such as network access, internet and hardware and software solutions, including configuration and maintenance. We provide the following services for corporate and individual business customers: high-speed internet access (including fiber optic lines and xDSL), telephony, and long distance and international long distance telephony on prepaid cards; telephone communication services, through our copper cable network and our modern digital fiber optic network; dedicated lines of data transmission; and dedicated line access and fixed-line mobile convergence.

        In Uzbekistan, we offer similar fixed-line broadband and wireless internet services as in Russia. See "—Fixed-line Business in Russia."

Distribution

        One of our priorities in Uzbekistan is the development of information and communications technology, which supports economic development in Uzbekistan. Our strategy includes maintaining our current market position by retaining our large corporate client customer base.

Competition

        We operate large independent fixed-line services in Uzbekistan, where we compete with the state-owned provider, Uztelecom, as well as East Telecom, Sarkor Telecom, Sharq Telecom, TPS and EVO. There is a high level of competition in the capital city of Tashkent, but the fixed-line internet market in most of the other regions remains undeveloped.

Fixed-line Business in Armenia

        Our subsidiary VEON Armenia provides a range of telecommunications services in Armenia, including PSTN-fixed and IP telephony, internet, data transmission and network access, domestic and international voice termination and TCP/IP international transit traffic services. We operate a nationwide network in Armenia and provide the following services for corporate and individual customers: local telephony services; international and domestic long distance services; broadband access services (including ADSL, VDSL, LTE 450 and fiber optic lines); and VoIP services.

        VEON Armenia is the Armenian incumbent operator offering countrywide wholesale services, such as leased line service and wholesale broadband services, as well as wholesale international voice termination and origination services for other local and international operators and service providers.

        We offer PSTN-fixed and IP telephony services, as well as fixed-line broadband internet access based on ADSL and FTTB technologies, dial-up services and wireless internet access based on CDMA technology. In 2015, we launched FMC bundles, offering fixed internet, fixed TV and mobile services.

In 2017, we received permission from the Public Services Regulatory Commission of Armenia to include fixed voice services in our FMC bundles, which we plan to roll out in 2018.

Distribution

        Our strategy includes focusing on customer retention and ARPU growth by developing new services, including internet access through a fiber optic network with a guaranteed speed to corporate customers and government organizations.

Competition

        We offer a broad range of fixed-line services to government, corporate and private customers. We believe we compete primarily with U!Com and Rostelcom in Armenia, which are primarily provide fixed internet and cable TV services.

Fixed-line Business in Kazakhstan

        We focus on customer experience for large enterprises through offering high-quality services. Our main business clients are concentrated in the financial and oil and gas sectors, with a new focus on international companies. We provide the following services for corporate clients: high-speed internet access; local, long distance and international voice services over IP; local, intercity and international leased channels and IP VPN services; cloud services; and integrated corporate networks (including integrated network voice, data and other services). We use the following technologies: fiber optic lines (approximately 20,715 buildings are covered by our FTTB network), wireless technologies, satellite technologies, and the TV-Everywhere platform (which is provided through the vendor, Computer Telephony Integration).

        In Kazakhstan, we offer similar fixed-line broadband and wireless internet services as in Russia. See "—Fixed-line Business in Russia." In 2017, we continued to increase our coverage and completed FTTB roll-out for an additional 459 buildings. We also updated the FMC product, by adding additional mobile bundles and video content from Amediateka. In addition, in October 2017 we launched an additional parental control service, which enables location services, and can limit access to internet sites and browsing time.

Distribution

        We are focusing on customer base and revenue growth, which we aim to promote by expanding our transport infrastructure, developing unique products, strengthening our position in the market and enhancing our sales efforts and data services.

Competition

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

Russia

        We have several interconnection agreements with mobile and fixed-line operators in Russia under which we provide traffic termination services. During 2017, our MTRs in Russia were broadly stable as compared to the 2016 and 2015 historical periods.

Pakistan

        We have several interconnection agreements with mobile and fixed-line operators in Pakistan and in the territories of Azad Jammu and Kashmir ("AJK") and Gilgit-Baltistan, under which we provide traffic termination services. Our MTRs in 2017 in Pakistan were broadly stable as compared to the 2015 and 2016 historical periods.

Algeria

        We have several interconnection agreements with mobile, VoIP and fixed-line operators in Algeria under which we provide traffic termination services. The national incoming interconnect rate decreased for the year ended December 31, 2017 as compared to the year ended December 31, 2016, and the outgoing interconnect rate also decreased over the same period. The movements in the historical MTRs for 2017, 2016 and 2015 have been favorable to our business, however, asymmetry continues to exist between OTA and one other operator.

Bangladesh

        We have several interconnection agreements with ICX, IGW, mobile operators, IPTSP and fixed-line operators in Bangladesh under which we provide traffic termination services. For international incoming calls, MTR in 2017 was broadly stable as compared to the 2016 and 2015 historical periods.

Ukraine

        We have several interconnection agreements with mobile and fixed-line operators in Ukraine under which we provide traffic termination services. The rates in 2017 for termination of national traffic to a mobile network and a fixed network on an intercity level decreased compared to the 2016 and 2015 historical periods.

Uzbekistan

        We have several interconnection agreements with mobile and fixed-line operators in Uzbekistan under which we provide traffic termination services. During 2017, our MTRs in Uzbekistan were broadly stable as compared to the 2016 and 2015 historical periods.

        On September 5, 2017, the State Committee of Uzbekistan on Privatization, Demonopolization and Development of Competition ("State Committee of Uzbekistan") issued an injunction requiring Unitel LLC to implement equal mobile termination rates for all national operators. Unitel LLC appealed this injunction and on January 15, 2018, the appellate division of the Tashkent administrative court ruled in favor of the State Committee of Uzbekistan. Unitel LLC is currently engaged in discussions with the State Committee of Uzbekistan, other relevant regulators and national operators regarding the implementation of the injunction. Unitel LLC is also involved in litigation with UMS and Ucell in relation to unpaid mobile termination rates.

Others

        We have several agreements with mobile and fixed-line operators in each of the countries in our "Others" category under which we provide traffic termination services.

Licenses

Mobile Telecommunications Licenses in Russia

  GSM

        PJSC VimpelCom holds super-regional GSM licenses (GSM900, GSM1800, GSM900/1800, UMTS 900 and 4G/LTE 1800 standards) for the following seven out of eight super-regions in Russia: Moscow, Central and Central Black Earth, North Caucasus, North-West, Siberia, Ural and Volga. These licenses will expire between April 2018 and November 2022, and we plan to file applications for renewal of all our licenses prior to their expiration. PJSC VimpelCom does not currently hold a GSM super-regional license for the Far East super-region of Russia, but it holds GSM licenses in a number of regions of the Far East super-region. These licenses expire on various dates between 2019 and 2022, and we plan to file applications for renewal of all of our licenses prior to their expiration.

        In addition to the seven super-regional GSM licenses, PJSC VimpelCom holds a GSM license for the Orenburg region, and in total, our GSM licenses cover approximately 97% of Russia's population.

  3G

        PJSC VimpelCom holds one of three 3G licenses in Russia. PJSC VimpelCom has extended its license until May 2022.

  4G/LTE

        In July 2012, PJSC VimpelCom was awarded a mobile license, a data transmission license, a voice transmission license and a telematic license for the provision of 4G/LTE services in Russia. These licenses allow PJSC VimpelCom to provide services using radio-electronic devices in Russia via networks that use 4G/LTE standard equipment within any of the following frequency bands: 735-742.5/776-783.5 MHz; 813.5-821/854.5-862 MHz; and 2550-2560/2670-2680 MHz. Certain channels allocated to us in accordance with the licenses have restrictions on their use. To remove restrictions, we have to perform organizational technical measure field tests. The rollout of the 4G/LTE network is using a phased approach based on a pre-defined schedule pursuant to the requirements of the license.

        PJSC VimpelCom holds the 4G/LTE 2600 licenses in 32 subjects of Russia. The licenses expire on April 15, 2026 and we plan to apply for renewal of these licenses prior to their expiration.

License fees

        PJSC VimpelCom must pay an annual fee for the use of radio frequency spectrum. This fees were RUB 4,288 million and RUB 4,210 million for the years ended December 31, 2017 and 2016, respectively. Under Federal Law No. 126 FZ "On Communication" and license terms, PJSC VimpelCom is required to make universal service fund contributions in the amount equal to 1.2% of corporate revenues from provided communications services. Universal service fund contributions were RUB 2,369 million and RUB 2,336 million for the years ended December 31, 2017 and 2016, respectively. PJSC VimpelCom is also subject to certain other license fees on a case-by-case basis.

Mobile Telecommunications Licenses in Pakistan

  2G

        PMCL was awarded a 15-year 2G license in 1992. In 2007, PMCL renewed its 2G license for a further term of 15 years. As of December 31, 2017, PMCL had a balance of US$43.5 million to be paid to the PTA for the renewal of its 2G license. Such amount is payable in yearly installments of US$14.5 million, payable in December of each year, until December 2019. PMCL has two 15-year licenses for provision of cellular mobile services in AJK and Gilgit-Baltistan.

        Further, Warid acquired a 15-year technology neutral license in 2004 for US$291 million. US$145.5 million was paid upfront while the rest is expected to be paid in ten equal annual installments starting with a four year grace period, with the last payment being in May 2018. This license is up for renewal in 2019.

  3G

        In 2014, following a competitive bidding process, PMCL was awarded a 15-year license to operate a nationwide 3G telecommunications network in Pakistan for an aggregate initial spectrum fee of US$300.1 million, which was paid at the time PMCL acquired the license.

        In addition, PMCL and its subsidiaries have other licenses, including LDI, WLL, local loop licenses, licenses to provide non-voice communication services, and licenses to provide class VAS in Pakistan, AJK and Gilgit-Baltistan. The licensees must also pay annual fees to the PTA and make universal service fund contributions and/or research and development fund contributions, as applicable, in a total amount equal to a percentage of the licensees' annual gross revenues (less certain allowed deductions) for such services.

  4G/LTE

        In June 2017, PCML was awarded a 15-year license to operate 4G/LTE (NGMS) telecommunications network in Pakistan for an aggregate initial spectrum fee of US$295 million and withholding tax of 10%, which was paid at the time PMCL acquired the license.

        Warid (now merged with Jazz) acquired a 15-year technology neutral license in 2004 for US$291 million. US$145.5 million was paid upfront while the rest is being paid in ten equal annual installments starting with a four year grace period (the last payment is due in May 2018). This license is up for renewal in 2019. The same license was amended in December 2014 by PTA to allow Warid for providing 4G/LTE services in Pakistan.

License fees

        Under the terms of its 2G, 3G and 4G/LTE licenses, as well as its license for services in AJK and Gilgit-Baltistan, PMCL must pay annual fees to the PTA and make universal service fund contributions and/or research and development fund contributions, as applicable (not all of the foregoing are applicable to all licenses), in a total amount equal to 2.5% of PMCL's annual gross revenues (less certain allowed deductions) for such services, supplemental to spectrum administrative fees.

        PMCL's total license fees (annual license fees plus revenue sharing) in Pakistan (excluding the yearly installments noted above) were US$26.7 million, US$27.1 million and US$21.1 million for the years ended December 31, 2017, 2016 and 2015, respectively. PMCL's total spectrum administrative fee payments in Pakistan were US$1.5 million, which includes Warid's spectrum, for the year ended December 31, 2017, and were US$1.0 million for each of the years ended December 31, 2016 and 2015, which excludes Warid's spectrum.

Mobile Telecommunications Licenses in Algeria

  2G

        In 2001, OTA was awarded a 15-year license to operate a 2G telecommunications network for an aggregate fee of approximately US$737 million. The license expired in 2016, but was renewed for a five-year period at no additional cost (Decree 17-195 of June 11, 2017).

  VSAT

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

License fees

        Under the terms of its 2G, 3G, 4G/LTE and VSAT licenses, OTA is required to pay revenue sharing allocations to the Algerian government and contributions for the universal service fund (3% of revenues less interconnection costs); management of the numbering plan (0.2% of revenues less interconnection costs); and research, training and standardization (0.3% of revenues less interconnection costs).

        OTA's total license fees in Algeria were US$61.8 million, US$62.1 million and US$69.4 million for the years ended December 31, 2017, 2016 and 2015, respectively, of which US$28.1 million, US$25.9 million and US$25.7 million was related to spectrum charges, and US$33.7 million, US$36.2 million and US$43.7 million were related mainly to contributions made to the Universal Services of Telecommunications fund and to the number plan management over the same periods.

Mobile Telecommunications Licenses in Bangladesh

  2G

        In November 1996, BDCL was awarded a 15-year GSM license to establish, operate and maintain a digital mobile telephone network to provide 2G services throughout Bangladesh. The license was renewed in November 2011 for a further 15-year term.

  3G

        In September 19, 2013, following a competitive auction process, BDCL was awarded a 15-year license to use 5 MHz of technology neutral spectrum in 2100MHz band for 15 years and was also awarded a 3G license, for which it paid a total cost of BDT 8,677.4 million (inclusive of 5% VAT) (US$105 million as of December 31, 2017), including both a license acquisition fee and a spectrum assignment fee.

  4G/LTE

        On February 13, 2018, BDCL acquired a 4G/LTE license for US$1.2 million. BDCL also acquired the right to use 10.6MHz technology neutral of spectrum in 1800MHz (5.6) and 2100MHz (5) for US$324 million including VAT (33.34% of the fee has been considered as tariff value for 15% VAT).

Banglalink also converted 15MHz of existing 2G spectrum for the remaining tenure of it for US$ 36.75 million.

License fees

        Under the terms of its 2G, 3G and 4G mobile licenses, BDCL is required to pay to the Bangladesh Telecommunication Regulatory Commission (i) an annual license fee of BDT 50.0 million (US$0.6 million as of December 31, 2017) for each mobile license; (ii) 5.5% of BDCL's annual audited gross revenue, as adjusted pursuant to the applicable guidelines; and (iii) 1% of its annual audited gross revenue (payable to Bangladesh's social obligation fund), as adjusted pursuant to the applicable guidelines. The annual license fees are payable in advance of each year, and the annual revenue sharing fees are each payable on a quarterly basis and reconciled at the end of each year.

        BDCL's total license fees (annual license fees plus revenue sharing) in Bangladesh were equivalent to US$34.7 million, US$41.7 million and US$40.6 million for the years ended December 31, 2017, 2016 and 2015, respectively.

        In addition to license fees, BDCL pays annual spectrum charges to the BTRC, calculated according to the size of BDCL's network, its frequencies, the number of its customers and its bandwidth. The annual spectrum charges are payable on a quarterly basis and reconciled at the end of each year. BDCL's annual spectrum charges were equivalent to US$9.0 million, US$9.8 million and US$9.9 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Mobile Telecommunications Licenses in Ukraine

  GSM

        In Ukraine, Kyivstar holds GSM900 and GSM1800 cellular licenses to provide telecommunications services throughout the territory of Ukraine. These licenses were received on October 5, 2011 for a term of 15 years each and will expire on October 5, 2026.

  3G

        On February 25, 2015, after an auction process, Kyivstar was awarded one of three licenses to provide nationwide 3G services in the 2100 MHz band. The license was issued on April 1, 2015 and is valid for a period of 15 years (until April 1, 2030).

        We have also obtained a range of national and regional radio frequency licenses for the use of radio frequency resources in the referred standards and in specified standards—radio-relay and WiMax.

        Our network coverage is (except the Anti-Terrorist Operation zone where Kyivstar is not able to use and control its network): 91.46% of the 2G network; 18.7% of the 3G network; 9,864 localities covered by 2G network; and 25,484 localities covered by 3G network.

  4G/LTE

        Kyivstar secured 4G/LTE licenses and spectrum in two separate transactions in 2018. Following the auction held on January 31, 2018, Kyivstar acquired 15 MHz (paired) of contiguous frequency in the 2600 MHz band for UAH 0.9 billion (US$32 million as of December 31, 2017). In addition, on March 6, 2018, Kyivstar secured the following spectrum through auction in the 1800MHz band: 25MHz (paired) for UAH 1.325 billion (US$47 million as of December 31, 2017) and two lots of 5MHz (paired) for UAH 1.512 billion (US$54 million as of December 31, 2017).

Mobile Telecommunications Licenses in Uzbekistan

        We hold a national license for GSM900/1800, 3G and 4G/LTE covering the entire territory of Uzbekistan. The most recent license was an extension granted in May 2016 for 15 years, is effective until August 7, 2031 and requires annual license fee payments.

        Unitel LLC also has international communication services license valid until 2026 and for data transfer valid until 2019.

Mobile Telecommunications Licenses in Others

Country	Licenses (as of December 31, 2017)	License Expiration

Kazakhstan	Mobile services (GSM900/1800, UMTS/WCDMA2100, 4G/LTE800/1800)	Unlimited term

Kyrgyzstan	Radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 796-801MHz/837-842MHz	September 28, 2025
	Radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 791-796MHz/832-837MHz	December 27, 2026
	Radio spectrum of 900 MHz, 1800 MHz and 2100 MHz for the entire territory of Kyrgyzstan (technology neutral)	October 30, 2019
	National license for electric communication service activity	Unlimited term
	National license for base station transmission	December 3, 2019
	National license for services on data traffic	Unlimited term

Armenia	Network operation for the entire territory of Armenia	March 3, 2028
	National licenses to use radio spectrum of 900 MHz, 1800 MHz and 2100 MHz for the entire territory of Armenia (technology neutral)	March 3, 2023

Tajikistan	GSM900/1800	May 12, 2019
	3G	July 13, 2020
	Data services (with permission to use of 800 MHz frequency for 4G/LTE services) for the entire territory of Tajikistan	December 9, 2020
	International call services	August 11, 2021

Georgia	GSM1800 10 MHz frequency	February 1, 2030
	GSM900 5.49 MHz frequency	February 1, 2030
	LTE 800 10 MHz frequency	February 1, 2030
	10 MHz 3G frequency	December 29, 2031

Laos	2G, for the entire territory of Laos	January 23, 2022
	3G, for the entire territory of Laos	January 23, 2022
	WLL, for the entire territory of Laos	January 23, 2022
	ISP	Annual renewal

Fixed-line Business Licenses in Russia

        We have fixed-line, data and long distance licenses which are important to our fixed business in Russia. These licenses will expire between April 17, 2018 and March 26, 2023.

        We have filed, or will file, applications for renewal for all of our licenses that expire in 2018, which include: local communications services in St. Petersburg (May 23, 2018) and Krasnodar (April 18, 2018); leased communications circuits services in Moscow (August 28, 2018), Ekaterinburg, Nizhny Novgorod, Novosibirsk, Rostov-on-Don (November 12, 2018) and Krasnodar (April 17, 2018; August 18, 2018; November 12, 2018); data transmission services in Ekaterinburg (July 05, 2018) and Krasnodar (April 17, 2018); voice communications services in data transmission networks in Ekaterinburg (July 05, 2018) and Krasnodar (April 18, 2018); and telematic services in Ekaterinburg (July 05, 2018).

        In addition, we have an International and National Communications Services license for the entire Russian Federation which will expire on December 13, 2019.

Fixed-line Business Licenses in Pakistan

        There are two main categories of licenses for provision of fixed line services in Pakistan. One type is Long Distance & International ("LDI") license and other is Local Loop ("LL") license. LDI License is meant for providing nationwide and international telecommunication services whereas LL license is for provision of services (fixed line and/or wireless local loop with limited mobility) within a telecom region for which license is awarded.

Fixed-line Business Licenses in Ukraine

        We have international, long-distance and local communication licenses in place in Ukraine. Our international communication license expires on August 18, 2019; our long-distance communication license expires on August 18, 2019 and our local communication license expires on August 29, 2020. Each of the foregoing licenses are valid throughout Ukraine.

Fixed-line Business Licenses in Uzbekistan

        We have a fixed-line license valid until 2021, a data license valid until 2021 and long distance licenses which are valid until 2029. These licenses require the payment of annual fees and cover services including local, long distance and international communications, data transmission and internet.

Fixed-line Business Licenses in Armenia

        We operate a nationwide fixed-line network in Armenia on the basis of a general (fixed and mobile) network operation license, expiring on March 3, 2028. We also have a license to use a 450MHz frequency band for the provision of fixed wireless voice telephony and broadband services in rural areas in Armenia, which expires on March 3, 2023.

Fixed-line Business Licenses in Kazakhstan

        We have a long distance license which is important to our fixed business in Kazakhstan. This license has an unlimited term, no license fee and covers services including long distance and international connection, traffic termination and transit.

Description of Operations of the Italy Joint Venture

        We do not control the Italy Joint Venture and therefore account for the Italy Joint Venture using the equity method and do not fully consolidate its results into our financial statements. We own a

50.0% share of the Italy Joint Venture with our joint venture partner, Hutchison. We include the following operational information for the Italy Joint Venture in this Annual Report on Form 20-F because we consider the Italy Joint Venture to be a significant part of our business. For more information, see "Explanatory Note—Presentation of Financial Information of the Italy Joint Venture" and notes 5, 14 and 25 to our audited consolidated financial statements for further information.

Mobile Business in Italy

        The Italy Joint Venture markets its mobile, internet, fixed-line voice and data offerings by employing a multibrand strategy for the "WIND" and "3" brands in their respective consumer markets together with the "WIND TRE BUSINESS" brand dedicated to the business segment. The Italy Joint Venture provides a variety of mobile data services and VAS for telephone and computer to its consumer and corporate customers.

        WIND customers can choose between tied and untied portfolios. The tied offers are both prepaid and postpaid offers that bind customers for a specified period and include penalties if the customer leaves during the agreed period. The untied offers are only prepaid and do not bind customers for a specified period but allow them to use prepaid credit they have on their SIM card. "3" customers can choose between tied and untied prepaid portfolios and tied postpaid. For "3", the tied and untied offer portfolios include certain all-inclusive packages that include a smartphone purchase and certain other packages.

        The Italy Joint Venture offers a variety of content and infotainment services. For example, the Italy Joint Venture has renewed its partnerships with Google and Microsoft for carrier billing (purchase of apps, games, music and other digital contents paying with phone credit) delivering several co-marketing initiatives with Google to encourage usage. In 2017, the Italy Joint Venture signed a partnership with Apple allowing payments via phone credit on iTunes, App Store, iBooks and Apple Music for both WIND and "3" customers. In 2017, "3" signed a partnership with Netflix, enabling "3" postpaid customers to have access to Netflix's on-demand entertainment streaming service, which is offered for free for the first three months on internet plans such as "3Cube".

Mobile bundles

        The Italy Joint Venture offers bundle options, suited for both prepaid and postpaid customers, which include minutes of voice traffic, SMS, and mobile internet browsing for a fixed fee. Specific bundles targeting younger and senior consumers are available. WIND provides data-friendly users with the opportunity to manage their own account via digital channels such as the web, mobile apps and social networks. In order to integrate the offer, WIND provides a selection of smartphones, tablets and new technological and interactive devices that can be purchased through installment payments and taking advantage of discounts.

VEON platform

        In November 2016, WIND released the VEON platform on both the Android and IOS digital stores. In July 2017, the Italy Joint Venture launched VEON 2.0, which introduces new functionalities, such as the channels functionality, whereby users can follow certain brands and receive news, promotions and offers. The app is available to everyone, but WIND's customers have additional advantages in terms of free data traffic and other rewards.

Distribution

        For corporate customers in Italy, the Italy Joint Venture uses different marketing strategies depending on the nature and size of a customer's business. For large corporate customers and SMEs, the Italy Joint Venture's marketing efforts are more customized and institutional in nature, and include one-on-one meetings and presentations, local presentations and presentations at exhibitions. For the SOHO market, the Italy Joint Venture advertises in the professional and general press and uses airport billboards. The Italy Joint Venture sells consumer mobile products and services, including SIM cards, scratch cards and handsets through a series of exclusive outlets, which as of December 31, 2017 consisted of 1,635 total sales points (689 WIND brand sales points and 946 "3" brand sales points). The non-exclusive Italy Joint Venture sales network consists of 3,715 multi-brand dealers spread throughout the country. The Italy Joint Venture also sells a portion of its consumer services online through its websites.

Competition

        The mobile telecommunications market in Italy in which the Italy Joint Venture operates is characterized by high levels of competition among service providers. Competition intensified during 2017 and the Italy Joint Venture expects this market to remain competitive in the near term, and competition may be exacerbated by further consolidation and globalization of the telecommunications industry. Additionally, in the first half of 2018, the French operator Iliad is expected to launch in the Italian market as a new mobile operator as a beneficiary of the remedy package agreed with the European Commission for the completion of the Italy Joint Venture.

        The following table shows the Italy Joint Venture's and its principal competitors' respective mobile customer numbers in Italy as of December 31, 2017:

Operator	Customers (in millions)
Telecom Italia	30.8
Italy Joint Venture	29.5
Vodafone Italy	22.4

Source: Telecom Italia, Italy Joint Venture and Vodafone Italy

        According to Analysys Mason, the network operators in Italy offered mobile telecommunications services to approximately 72.9 million registered customers as of December 31, 2017, representing a mobile penetration rate of approximately 122.0% of the Italian population compared to 81.7 million customers and a mobile penetration rate of approximately 136.6% in 2016.

Licenses

  GSM1800 and GSM900

        The Italy Joint Venture has a license to provide mobile telephone services in Italy using digital GSM1800 and GSM900 technology. This license is due to expire on June 30, 2018. In the Italian Budget Law 2017, the Italian government sets out the conditions and formal procedure to be followed by operators holding GSM spectrum rights of use wishing to extend such rights until December 31, 2029 and also obtain freedom to use such spectrum under a technology neutrality regime. The Italy Joint Venture is awaiting the related interministerial decree that concludes the procedure referred to in the aforementioned law.

  3G

        Both WIND and "3" acquired 3G licenses in 2001, which were initially expected to expire in 2021, but were extended to December 2029. In light of the authorization received from the Italian Ministry of Economic Development ("MISE") regarding the transfer of spectrum rights of use (7 blocks of 2x5MHz in 900, 1800, 2100 and 2600MHz bands) from WIND and "3" to the French operator, Iliad, the Italy Joint Venture will have to submit a request for the extension to the MISE for the 2100MHz spectrum rights of use from December 2021 to December 2029. The extension to December 2029 is subject to compliance with the provisions of the Ministry of Economic Development issued in October 2016 and the payment of contributions, payable for the years 2022 to 2029.

  4G/LTE

        WIND and "3" have licenses for 4G/LTE spectrum rights of use in 800, 1800 and 2600 MHz bands. Such spectrum rights are due to expire in December 2029. The following is a list of mobile access spectrum blocks, on a band-by-band basis, which will be held by the Italy Joint Venture once the spectrum release to Iliad is completed: 800 Band—2 blocks of 2x5 MHz; 900 Band—2 blocks of 2x5 MHz; 1800 Band—4 blocks of 2x5 MHz; 2000 TDD Band 5+5 MHz; 2100 Band—4 blocks of 2x5 MHz; 2600 Band—4 blocks of 2x5 MHz; and 2600 TDD Band 15+15 MHz. All the frequency blocks indicated and held by Wind Tre S.p.A. will be contiguous in the respective bands according to the provision of the Ministry of January 9, 2018 which provides for the reallocation in 1800 MHz and 2100 MHz spectrum.

  5G

        On September 22, 2017, MISE formalised the award to Wind Tre S.p.A. and Open Fiber S. p. A. of a provisional authorization, for a four-year duration, to carry out the 5G pre-commercial trials in the spectrum portion 3.6 - 3.8 GHz in area 2—Prato and L'Aquila.

Equipment and operations

        The Italy Joint Venture has a tower services agreement with Galata (a subsidiary of Cellnex) for an initial term of 15 years for the provision of a broad range of services on the sites. On July 4, 2017, the Italy Joint Venture sold all of its shares in Galata, which had comprised 10% of the shares of Galata, following the sale in March 2015 of 90% of its shares in Galata. As of December 31, 2017, the Italy Joint Venture owned 287 radio centers (for all of which it owns the towers and equipment rooms, and for approximately 12 out of 287 it also owns the land where the radio centers are located), 586 towers, approximately 5,400 towers on rented locations, excluding roof top sites, on which antennas for radio coverage are installed (considering also the effect of the Galata towers transaction), and approximately 1,000 other minor towers.

Fixed-line Business in Italy

        In Italy, the Italy Joint Venture offers a wide range of fixed-line voice and internet broadband services. The Italy Joint Venture offers these services to both consumer and corporate customers under the Infostrada brand (our fixed-line voice, broadband and data services brand in Italy). The Italy Joint Venture's fixed-line voice customer base in Italy consisted of approximately 2.7 million customers as of December 31, 2017.

        The Italy Joint Venture offers both DSL and Fiber through bundled offerings. For LLU customers only, the Italy Joint Venture continues to offer the ADSL Vera concept that allows a variable maximum download speed up to 20 Mbps. Both WIND and "3" launched two different offers in September 2017 in order to reinforce convergent positioning and address different target customers. For SME customers, the Italy Joint Venture offers a new fixed portfolio "Office", which offers mono and multi-lines, in ADSL, FTTC and FTTH. "Smart Office" offers a virtual IP PBX solution.

        Throughout Italy, the Italy Joint Venture provides PSTN, ISDN and VoIP fixed-line voice services, data services, VAS and connectivity services to corporate customers, including large corporate customers, SMEs and SOHOs. The Italy Joint Venture also offers large corporate customers national toll free and shared toll. The Italy Joint Venture's offerings are tailored for SOHO customers and include tariff plans with unlimited internet access, voice calls on VoIP technology and a combined service for renting, running, and maintaining telephone switchboards.

Distribution

        The distribution strategy is based on the concept of omnichannel (shops, web or telephone), following the needs of the customer who independently chooses the most appropriate sales channel. In terms of performance, the most important sales channel is retail (mono-brand and multi-brand stores) which, through integrated and converging offers, continue to grow in productivity. The Italy Joint Venture utilize sales agencies, call centers and a direct sales force to target sales of fixed-line voice and internet services to corporate customers.

Competition

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

Licenses

        Fixed-line services are provided pursuant to several 20-year licenses obtained from the Italian Ministry of Economic Development in 1998. Such licenses would have expired in 2018, but in December 2017, the Italy Joint Venture applied for the renewal of such licenses, and in January 2018 was granted a renewal until 2038.

Equipment and operations

        The Italy Joint Venture has an integrated network infrastructure providing high capacity transmission capabilities and extensive coverage throughout Italy. The Italy Joint Venture mobile and fixed-line networks are supported by over 35,926 kilometers of fiber optic cable backbone in Italy and 6,786 kilometers of fiber optic cable MANs, as of December 31, 2017. As of December 31, 2017, the Italy Joint Venture had 1,958 LLU sites for direct customer connections (approximately 70% of the population is covered).

        The Italy Joint Venture offers voice and broadband internet services to direct customers by renting from Telecom Italia the "last mile" of the access network. In the areas where the Italy Joint Venture does not have direct access to the network via LLU, customers can request wholesale services though the Italy Joint Venture. The Italy Joint Venture offers broadband mainly to direct customers, so long as the line is ADSL or ADSL 2+ capable. In April 2016, WIND signed a strategic and commercial partnership with Open Fiber ("OF") (formerly Enel Open Fiber) with the aim of re-enforcing its ability to offer ultra-broadband services in the fixed-line market. The Italy Joint Venture, during 2017, extended the original agreement, which was already active in 13 cities, to additional 258 Italian cities (for a total of 271). As of December 31, 2017, OF reached approximately 2.4 million of homes in Italy.

Regulatory

        For a description of certain laws and government regulations to which our main telecommunications businesses are subject, see "Exhibit 99.2—Regulation of Telecommunications."

Litigation Developments

        For a discussion of developments regarding legal or arbitration proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability, see Notes 22 (Provisions) and 26 (Risks, commitments, contingencies and uncertainties) to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

Property, Plants and Equipment

Information Technology

        We devote considerable resources to the development and improvement of our IT systems. As part of our continuous IT innovation process, we engage with third parties in order to develop and implement IT technologies across our infrastructure. In June 2016, we entered into a large-scale global software partnership with Ericsson. Under this partnership, Ericsson will develop, implement, and operate, over a seven-year period, new business support systems for the majority of our operating companies. Business support systems make up the core of our IT infrastructure and include billing, charging, care and provisioning systems.

        We have also implemented a threat and risk-based cyber security strategy, which we believe enables us to identify potential threats that may impact our business and, consequently, may aid us in the implementation of the requisite security measures to address such threats.

Intellectual Property

        We rely on a combination of trademarks, service marks and domain name registrations, copyright protection and contractual restrictions to establish and protect our technologies, brand name, logos, marketing designs and internet domain names. We have registered and applied to register certain trademarks and service marks in connection with our telecommunications and digital businesses in accordance with the laws of our operating companies. Our registered trademarks and service marks include our brand name, logos and certain advertising features. Our copyrights are principally in the area of computer software for service applications developed in connection with our mobile and fixed-line network platform, our VEON platform and for the language and designs we use in marketing and advertising our communication services. For a discussion of the risks associated with new technology, see "Item 3—Key Information—D. Risk Factors—Risks Related to the Industry—Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our intellectual property rights will be adequate" and "Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—New intellectual property laws or regulations may require us to invest substantial resources in compliance or may be unclear."

Buildings

        The primary elements of our material tangible fixed assets are our networks, as discussed in "—Mobile Telecommunications Equipment and Operations" and "—Fixed-line Telecommunications Equipment and Operations."

        The buildings housing our head offices in Amsterdam and London are leased. Our global headquarters activities are hosted in Amsterdam. Our London office covers strategic, commercial and digital activities.

        In Russia, we own a number of buildings in Moscow, including 26,517 square meters at 10, Ulitsa 8 Marta, 14,984 square meters on Lesnoryadsky Pereulok, a leased administrative building at 4, Krasnoproletarskaya Street and a portion of a building on Ulitsa 1st Tverskaya Yamskaya. We use these buildings for a variety of functions, including administrative officers, technical centers, warehouses, operating facilities, main switches for our networks and IT centers. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

        In Pakistan, our subsidiary PMCL owns a number of properties consisting of over 28,000 square meters in Karachi, Lahore, Faisalabad and Islamabad. These properties are used for PMCL's operations and include data centers, office buildings and switching stations. PMCL also owns bare land of 104,517 square meters and leases properties across Pakistan, AJK and Gilgit-Baltistan, including its headquarters and BTS sites. In addition, Warid owns a number of properties totaling 21,686 square meters that are mostly used for master switching centers, technical installations and data centers.

        In Ukraine, our subsidiary, "Kyivstar" JSC, owns a series of buildings consisting of 34,067 square meters at Degtyarivska, 53 in Kyiv. We use these buildings for offices, call centers, switching centers and a print center. In addition, we own a number of buildings throughout Ukraine consisting of over 62,258 square meters that we use as office space, switching centers, call centers, sales centers, data centers and storage units.

        In Uzbekistan, we own 13 buildings consisting of approximately 27,052 square meters, which are used as administrative offices, technical centers and switching centers. In addition, we lease properties across Uzbekistan that we use for offices, sales centers, warehouses, archive centers, switching centers and parking.

Telecommunications Equipment and Operations

Mobile network infrastructure

        GSM, 3G and 4G/LTE Advanced technologies are based on open 3GPP standards, which means that standard compliant equipment and software from any supplier can be added to expand the initial network. Our GSM/GPRS/EDGE/3G/HSPA/4G/LTE/LTE Advanced networks, which use mainly Ericsson, Huawei, ZTE, Nokia, Cisco Systems, are integrated wireless networks of radio base station equipment, circuit and packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. We manage all major suppliers centrally to benefit from the group's purchasing scale and monitor the commercial terms across the group. We select suppliers based mainly on compliance with technical and functional requirements and total cost.

        We enter into agreements for the location of base stations in the form of either leases or cooperation agreements that provide us with the use of certain spaces for our base stations and equipment. Under these leases or cooperation agreements, we typically have the right to use such property to place our towers and equipment shelters. We are also party to certain network managed services agreements to maintain our networks and infrastructure. For example, in 2017, in Russia we entered into agreements with Huawei Technologies Co. Ltd. and Nokia Solutions and Networks LLC,

covering managed services across Russia for optimized network planning, consolidation of outsourced managed services, network building, operations, support and maintenance.

        We also enter into agreements with other operators for radio network sharing, where we either share the passive equipment, physical site and towers or combine the operation of the radio equipment with other operators. Network sharing brings not only substantial savings on site rentals and maintenance costs but also on investments in equipment for the rollout of new base stations. In Russia, we have agreements with MTS and MegaFon in different regions and for different technology combinations, respectively. In Kazakhstan, we have a network sharing agreement with Kcell Joint Stock Company pursuant to which the two operators will undertake joint planning of a combined 4G/LTE network in order to generate greater cost efficiencies and a significantly accelerated roll-out of 4G/LTE across the country.

Fixed-lined infrastructure

        Our infrastructure in each of the countries in which we provide fixed-line services supports our mobile businesses as well as our fixed-line businesses.

        In Russia, our fixed infrastructure consists of two primary parts—our transport network and fixed core network. Our transport network is designed and is continually developed to carry voice, data and internet traffic of mobile network, FTTB and our fixed-line customers, of which the main technologies are fiber optics and microwave links. Our fiber optics network consists of international lines, domestic main lines, zonal and local. All of the networks are connected and share resources where required. Our primary vendors of active optical equipment are Cisco, Juniper, Huawei, Ciena and ECI. Microwave technology is mainly used to provide access to the final destination (base station or client). We use modern, high capacity (150+ Mbps) microwaves from leading telecommunications vendors such as Ericsson, Huawei, Nec and Aviat. We use a three tiered architecture for our fixed core network (voice) to ensure correct and efficient traffic management and answer business demands: local, zonal and federal. We are also rolling out FTTB networks. In Russia, where the local loop has not been unbundled and the quality of copper lines is generally poor, construction of fiber networks helps to create alternative high quality access to customers' residences. As of December 31, 2017, we had more than 2.2 million customers connected to our FTTB network in Russia, operating in 144 cities across Russia.

        In Ukraine, our transport network is designed to provide a full range of telecommunications services for corporate and enterprise customers, including private leasing channel, voice, IP voice, L2VPN, IP VPN, and internet access. Our transport network is based on our optical cable network utilizing DWDM, SDH and IP/MPLS equipment. The DWDM and SDH networks connect regional and mid-sized cities of Ukraine. All our DWDM and SDH optical networks are fully ring-protected (except for secondary towns) and can be self-healing. Our core IP/MPLS network is fully mesh-protected and connects all the main regional cities of Ukraine. As of December 31, 2017, the total length of our fiber optic cables is 44,415 kilometers, including 20,301 kilometers between cities, 15,194 kilometers inside cities, and 8,920 kilometers of local FOL for FTTB, which is connected to the local PSTN in Kyiv, to other major metropolitan areas in Ukraine, and to our gateway.

        In Uzbekistan, our joint venture's (Buzton) network provides international telephony and internet access through JSC Uzbektelecom. Buzton's network consists of 107 nodes situated throughout Uzbekistan. We have our own basic fiber optic digital network in the cities of Tashkent, Zarafshan, Samarqand, Bukhara, Navoiy and Uchkuduk, covering more than 426 kilometers with connection to 30,476 FTTB ports, and copper cables, providing services through 14,920 ADSL ports, that allow users to connect and to access services in nearly all regions of Uzbekistan. Our main line in Tashkent is based on fiber optic equipment.

        In Armenia, our fixed-line infrastructure covers all districts of Armenia with a full set of equipment, including international gateway, digital-analog exchanges, remote access telephone nodes, MSANs, internet protocol digital customer line access multiplexers, fiber and copper wire access networks, fiber optic backbone network and data access network. Our network consists of 210,000 ADSL ports, 10,656 VDSL ports, 2,033 buildings provided with FTTB fiber access and 167 Central Offices (telephone exchanges, MSANs, remote nodes), of which 141 are digital. VEON Armenia also provides interconnection with international operators and national mobile and fixed-line operators in Armenia. VEON Armenia's CDMA Wireless Local Loop network is used to provide fixed-line telephone services to rural customers but it will be replaced by a 4G/LTE solution on a 450 MHz spectrum.

        In Kazakhstan, our subsidiaries TNS-Plus LLP and KaR-Tell LLP provide a wide range of fixed-line telecommunications services, including internet access, ADSL, FTTB, Wi-Fi, WiMax, VoIP, VPN and VSAT. TNS-Plus owns more than 13,671 kilometers of fiber optic main lines across Kazakhstan, which are based on Huawei SDH/DWDM equipment. As of December 31, 2017, we had approximately 660,854 customers connected via FTTB technology across 29 cities in Kazakhstan.

Corporate Social Responsibility

        We have a long-term corporate responsibility strategy, consisting of two main elements: maintaining the trust of our stakeholders by behaving in a responsible and sustainable way, which represents our "license to operate" initiatives; and creating shared value in our communities through our products and services, which represents our "license to grow" initiatives. We are committed to investing in the markets in which we operate and continue to seek opportunities to leverage our technology, commercial expertise, and the commitment of our employees for the betterment of our communities.

        Our approach to the identification, management and evaluation of corporate responsibility is guided by three main factors:

  •
  Stakeholders: A range of stakeholders have legitimate concerns and expectations about how our company operates. By engaging with them, we understand and evaluate these issues and plan how best to improve our business. We follow a number of multi-stakeholder defined standards and guidelines. Our reporting meets Global Reporting Initiative standards at the "core" level, follows the guidance in the AA1000 Accountability Principles Standard and is influenced by the guidance issued by the International Integrated Reporting Council. Several of our markets have adopted International Organization for Standardization standards, and the social accountability standard;

  •
  Materiality: We prioritize these issues globally as well as logically, by assessing the materiality of individual issues to our strategy and their importance to our stakeholders. Each material issue is scored against pre-defined criteria; and

  •
  Responsiveness: Having identified the priorities, we form our strategy and governance approach, take appropriate action and report on our progress through our corporate strategy framework overview. This overview includes analysis of the strategy elements and business principles, relevance to the business strategy, relevance to stakeholders and finally, a status summary. Within our Corporate Citizenship, report, our corporate responsibility performance is disclosed periodically, which is used by the corporate responsibility team to determine the effectiveness of policy and design novel policy and management approaches.

        Our corporate responsibility program is overseen by our corporate responsibility team, which reports to our Group Chief Corporate & Public Affairs Officer who, in turn, reports to the Chief Executive Officer. The team has access to the top operational committee for issue-by-issue decisions.

        We are accountable to our stakeholders and customers through the publication of our annual Corporate Responsibility report, which is published each year. We also share periodic updates with internal stakeholders, including members of management, to inform them about key corporate responsibility related developments.

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

VEON

        The following information is disclosed pursuant to Section 13(r) of the Exchange Act. None of these activities involved our U.S. affiliates. VEON intends to continue these agreements.

  •
  We have active roaming agreements with GSM mobile network operators in various countries throughout the world, including with Telecommunications Company of Iran ("TCI"), MTN Irancell, Taliya Mobile and Telecommunications Kish Company (also known as TKC KIFZO) and RighTel in Iran. TCI and MTN Irancell are owned or controlled by the Iranian Government, and our other roaming partners in Iran may be affiliated with the Iranian Government. Pursuant to our roaming agreements with these companies, our customers receive customary international roaming services on their networks, and their customers receive such services while roaming on our networks outside those countries. During 2017, our gross revenue received from roaming arrangements with TCI, MTN Irancell and RighTel was US$489,726, US$25,817 and US$2,325 respectively. We recorded a net profit from roaming arrangements with TCI of US$442,222, and net losses with MTN Irancell and RighTel of US$171,104 and US$8,136, respectively. During 2017, we received no gross revenue from roaming arrangements with Taliya Mobile and TKC KIFZO with no net profits.

  •
  During 2003, our Armenian subsidiary, VEON Armenia, and TCI, an Iranian government-owned company, have an agreement for the provision of voice services. During 2017, VEON Armenia recorded gross revenue from these activities of US$326,110 and a net profit of US$242,476. During 2017, VEON Armenia also provided telecommunications services to the Embassy of Iran in Yerevan. The gross revenue for these services in 2017 was US$22,710 and net profits were US$22,710.

  •
  During 2001, our Russian subsidiary, PJSC VimpelCom, began providing telecommunications services, including mobile and fixed-line services, to the Embassy of Iran in Moscow. The gross revenue for these services in 2017 was approximately US$10,704 and service margin was approximately US$9,188.

  •
  During 2008, our Tajikistan subsidiary, LLC Tacom, began providing telecommunications services to the Embassy of Iran in Dushanbe. The gross revenue for these services in 2017 was approximately US$5,730 and net profits were US$5,157.

  •
  During 2014, our Kyrgyzstan subsidiary, Sky Mobile LLC, began providing mobile telecommunications services to the Embassy of Iran in Bishkek. The gross revenue for these services in 2017 was US$1,426 and net profits were US$1,426.

  •
  Our Algerian subsidiary, OTA, and subsequently its wholly owned subsidiary, Optimum, provided telecommunications services to the Embassy of Iran in Algiers. The gross revenue for these services in 2017 was US$1,181 with net profits of US$1,181.

Telenor

        Telenor may be deemed an affiliate based on its indirect share ownership in us through Telenor East. Telenor has provided us with the information included below relevant to Section 13(r) of the Exchange Act. This information relates solely to activities conducted by the Telenor group subsidiaries and does not relate to any activities conducted by us. We are not representing the accuracy or completeness of such information and undertake no obligation to correct or update this information.

        Various Telenor subsidiaries have entered into roaming agreements and interconnection agreements with Iranian telecommunications companies. Pursuant to those roaming agreements, the Telenor subsidiaries' customers are able to roam in the particular Iranian network (outbound roaming) and customers of such Iranian operators are able to roam in the relevant subsidiaries' network (inbound roaming). For outbound roaming, Telenor subsidiaries pay the relevant Iranian operator roaming fees for use of its network by Telenor subsidiaries' customers, and for inbound roaming the Iranian operator pays the relevant Telenor subsidiaries' roaming fees for use of its network by its customers.

        Telenor subsidiaries were party to the following roaming agreements and interconnection agreements with Iranian telecommunications companies in 2017, which Telenor and its subsidiaries intend to continue:

  •
  Telenor Global Services AS, a Norwegian subsidiary, has an interconnection agreement with Telecommunication Company of Iran, the parent company of Mobile Telecommunication Company of Iran ("MCI"). During 2017, Telenor Global Services recorded net expenses of US$922,297 related to this interconnection agreement.

  •
  Telenor Norge AS, a Norwegian subsidiary, has roaming agreements with MCI, MTN Irancell and Rightel. During 2017, Telenor Norge AS recorded net revenue related to these roaming agreements of €244 to MCI, net expenses of €17,234 to MTN Irancell and net expenses of €3,685 to Rightel.

  •
  Telenor Sverige AB, a Swedish subsidiary, has roaming agreements with MCI and MTN Irancell and Rightel. During 2017, Telenor Sverige AB recorded net expense related to its roaming agreement with MCI of €43,761, net expenses related to its roaming agreement with MTN Irancell of €13,952 and net expenses related to its roaming agreement with Rightel €6,820.

  •
  Telenor Pakistan (Private) Ltd., a Pakistani subsidiary, has roaming agreements with MCI and MTN Irancell. During 2017, Telenor Pakistan (Private) Ltd. recorded net expenses of €631 related to the roaming agreement with MCI and net revenue of US$50,018 related to the roaming agreement with MTN Irancell.

  •
  Telenor A/S, a Danish subsidiary, has roaming agreements with MCI, MTN Irancell and Rightel. During 2017, Telenor A/S recorded net revenue related to its roaming agreement with MCI of €4,963, net expenses related to its roaming agreement with MTN Irancell of €19,895 and net expenses related to Rightel of US$4,388.

  •
  Telenor d.o.o. Beograd Omladinskih brigada 90, a Serbian subsidiary, has a roaming agreement with MCI. During 2017, Telenor d.o.o. Beograd Omladinskih brigada 90 recorded net revenues of €6,408 related to this roaming agreement.

  •
  Telenor Hungary Plc, a Hungarian subsidiary, has a roaming agreement with MCI. During 2017, Telenor Hungary Plc, recorded net revenues of €15,713 related to this roaming agreement.

  •
  Telenor Bulgaria EAD, a Bulgarian subsidiary, has a roaming agreement with MCI. During 2017, Telenor Bulgaria EAD recorded net revenues of €4,541 related to this roaming agreement.

  •
  DiGi.Com Bhd, a Malaysian subsidiary, has a roaming agreement with MCI, MTN Irancell and Rightel. During 2017, DiGi.Com Bhd recorded net revenues of €17,042 related to MCI, net expenses of US$2,285 related to MTN Irancell and net revenues of US$327 related to Rightel.

  •
  Total Access Communications Plc, a Thai subsidiary, had no traffic with Iran operators during 2017.
ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes included in this Annual Report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in "Item 3—Key Information—D. Risk Factors."

Basis of Presentation of Financial Results

        Our audited consolidated financial statements set forth in this Annual Report on Form 20-F include the accounts of VEON Ltd. and its consolidated subsidiaries. All inter-company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which we have significant influence. Generally, this represents voting rights of at least 20.0% and not more than 50.0%.

        We and our subsidiaries paid taxes computed on income reported for local statutory tax purposes. We based this computation on local statutory tax rules, which differ substantially from IFRS. Certain items that are capitalized under IFRS are recognized under local statutory accounting principles as an expense in the year paid. In contrast, certain expenses reported in the financial statements prepared under IFRS are not tax deductible under local legislation. As a consequence, our effective tax rate was different under IFRS from the statutory rate.

Recent Accounting Pronouncements

        VEON Ltd. is required to adopt the new accounting standards IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers, effective from January 1, 2018, and IFRS 16 Leases, effective for the financial years from January 1, 2019. The transitional impacts on total equity upon adoption of IFRS 9 and IFRS 15 as of January 1, 2018 are expected to result in a decrease of US$48 million and an increase of US$99 million, respectively. We have yet to assess the impact of IFRS 16, which may be material, to the consolidated income statement and consolidated financial position upon adoption in 2019. Such impact is under analysis as of the date of this Annual Report on Form 20-F. For discussion on the impact this could have on our operations, see "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Adoption of new accounting standards could affect reported results and financial position." See Note 3 to our audited consolidated financial statements for a discussion of new accounting pronouncements not yet adopted by the company.

Reportable Segments

        We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.

        As of December 31, 2017, our reportable segments consist of the eight following segments: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, the Italy Joint Venture and HQ (transactions related to management activities within the group in Amsterdam and London). Since January 1, 2017, management has also included the Italy Joint Venture as a reportable segment due to its increased contribution to our overall financial results and position. We do not control the Italy Joint Venture and therefore account for the Italy Joint Venture using the equity method and do not fully consolidate its results into our financial statements. See "—Further Information Regarding the Results of Operations of the Italy Joint Venture" for certain limited financial information regarding the results of operations of the Italy Joint Venture, which we present because we consider the Italy Joint Venture to be a significant part of our business. For the financial statements of the Italy Joint Venture we have filed in this Annual Report on Form 20-F pursuant to Rule 3-09 of Regulation S-X, see "Exhibit 99.3—Consolidated financial statements of VIP-CKH Luxembourg S.à.r.l for the years ended December 31, 2017 and 2016." For more information on the financial presentation of the Italy Joint Venture, see "Explanatory Note—Presentation of Financial Information of the Italy Joint Venture" and notes 5, 14 and 25 to our audited consolidated financial statements.

        The "Others" category is not a reportable segment but only a reconciling between our eight reportable segments and our total revenue and Adjusted EBITDA. "Others" represents our operations in Kazakhstan, Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos as well as intercompany eliminations and costs relating to centrally managed operations monitored outside of VEON's headquarters. In October 2017, VEON announced the sale of its operations in Laos to the Government of the Lao People's Democratic Republic. Transfer of ownership of VEON's operations in Laos is subject to the satisfaction of certain conditions, including receipt of necessary corporate and regulatory approvals, and is expected to complete in 2018.

Key Developments and Trends

        The following key developments and trends reflect management's assessment of factors which are anticipated to have a material effect on the company's financial condition and results of operations. For a list of most important recent events in the development of our business, see "Item 4—Information on the Company—Overview—Key Developments."

Customer and revenue growth

        In 2017, our total operating revenue excluding currency impact increased by 4% while our mobile customer base increased 1% to 210.5 million as of December 31, 2017, compared to 207.5 million as of December 31, 2016. In 2018, we expect to continue to face challenging macroeconomic environments, particularly in Algeria, and intense competition in our markets. Nonetheless, despite very high penetration rates throughout our markets, we continue to see opportunities for revenue growth and to expand our customer base from increasing usage of data, content and other value added services.

VEON and GTH sell their Pakistan tower business for US$940 million

        On August 30, 2017, VEON and GTH announced that their subsidiary in Pakistan, Jazz, signed an agreement for the sale of its tower business, with a portfolio of approximately 13,000 telecommunications towers, for approximately US$940 million, subject to certain adjustments, to Tanzanite Tower Private Limited, a tower operating company owned by edotco Group Sdn. Bhd. and Dawood Hercules Corporation. The completion of the transaction is subject to the satisfaction or waiver of certain conditions including receipt of customary regulatory approvals.

Impact of currency regime developments in Uzbekistan

        In September 2017, the government of Uzbekistan announced the liberalization of its currency exchange rules and the resetting of the official exchange rate at 8,100 Uzbek som per U.S. dollar, which represented nearly a halving of the value of the Uzbek som to the U.S. dollar. On December 22, 2017, VEON announced that its subsidiary, PJSC VimpelCom, had successfully repatriated a net amount of approximately US$200 million from Unitel. The currency conversion to US$200 million resulted in a foreign currency exchange loss of approximately US$49 million. In addition, the Uzbek som results of Unitel are now being translated into U.S. dollars at a higher exchange rate.

New Group CFO and CEO of Russia

        During 2017 and 2018, we had changes to the composition of our board and to the group's key management roles.

        On September 15, 2017, the company announced that Trond Westlie would be joining VEON as Group Chief Financial Officer and that VEON's current Group CFO, Andrew Davies, decided to step down from his role after four successful years. Mr. Westlie is an experienced financial executive having been CFO of AP Moller-Maersk from 2010 to 2016 and CFO of Telenor ASA from 2005 to 2009. He previously served as a member of VEON's supervisory board and chairman of our audit and risk committee between July 2014 and August 2016. Mr. Westlie joined VEON on October 2, 2017 and assumed his duties as CFO on November 9, 2017. Mr. Davies will continue as a board member of the Italy Joint Venture.

        Vasyl Latsanych was appointed as Chief Executive Officer of our Russian operations, PJSC VimpelCom, effective January 10, 2018. Vasyl spent over 16 years in telecoms, most of which was with the MTS Group in a number of senior roles. His most recent role was as Group Vice President for Strategy and Marketing, where he was responsible for MTS's commercial and strategic initiatives and led a significant customer experience transformation, as well as digital development.

VEON to sell Laos operations

        On October 27, 2017, VimpelCom Laos, a subsidiary of the company, entered into a sale and purchase agreement for the sale of its operations in Laos to the Government of Laos. Under the agreement, VimpelCom Laos will transfer its 78% interest in VimpelCom Lao Co. Limited to the Government of Laos, the minority shareholder, in exchange for purchase consideration of US$22 million. The transaction is subject to customary closing conditions and is expected to be completed in the first half of 2018.

Factors Affecting Comparability of Financial Position and Results of Operations

        The comparability of our financial position and results among the periods presented below is affected by a number of factors. Our financial position and results of operations for the three years ended December 31, 2017 as reflected in our audited consolidated financial statements included in this Annual Report on Form 20-F have been influenced by various factors, including those listed below. For a discussion of the key developments and trends, commitments or events that are likely to have a material effect on our results of operation for the current financial year, see "—Key Developments and Trends." We may also be subject to certain fines or compliance costs that are paid and accounted for in a particular fiscal year in connection with certain legal or administrative proceedings. For more information on the regulatory environment in which we operate, see "Exhibit 99.2—Regulation of Telecommunications."

Pakistan Merger and Other Acquisitions and Dispositions

        We do not provide comparable financial information for periods preceding the date on which we acquired, consolidated or commenced operations in a particular country or segment, or following the date of disposal unless required by IFRS. In general, our selected operating and financial data, audited consolidated financial statements and related notes and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition or consolidation and therefore such acquisitions affect the comparability of data between periods.

        For example, the acquisition of 100% of Warid's voting shares by our subsidiary, GTH, and our subsequent consolidation of Warid's financials starting from July 1, 2016 has a particularly strong impact on comparability. For more information regarding our acquisitions and dispositions, see Note 5 to our audited consolidated financial statements incorporated herein.

Economic Trends

        As a global telecommunications company with operations in a number of markets, we are affected by a broad range of international economic developments. Unfavorable economic conditions may impact a significant number of our customers, including their spending patterns, both in terms of the products they subscribe for and usage levels. As a result, it may be more difficult for us to attract new customers, more likely that customers will downgrade or disconnect their services and more difficult for us to maintain ARPUs at existing levels. The current difficult economic environment and any future downturns in the economies of markets in which we operate or may operate in the future could also, among other things, increase our costs, prevent us from executing our strategies, hurt our liquidity or to meet unexpected financial requirements. For more information regarding economic trends and how they affect our operations, see "Item 3—Key Information—D. Risk Factors—Risks Related to Our Markets—The international economic environment could cause our business to decline."

Inflation

        Inflation affects the purchasing power of our mass market customers, as well as corporate clients. The Russian, Ukrainian, Kazakh, Uzbek and Algerian currencies, for example, have experienced significant inflation levels in recent years, which has caused the relative values of those currencies to decline. Although the inflation rates have broadly stabilized, economic and political developments may cause inflation rates to rise once again.

        The table below shows the inflation rates for the years ended December 31, 2017, 2016 and 2015, and the source of the inflation rates.

	December 31,
Country	2017	2016	2015	Source
Russia	2.5%	5.4%	12.9%	The Russian Federal State Statistics Service
Pakistan	4.6%	3.7%	3.2%	The Pakistan Bureau of Statistics
Algeria	4.6%	7.0%	4.4%	The National Statistics Office of Algeria
Bangladesh	5.8%	5.0%	6.1%	The Central Bank of Bangladesh
Ukraine	13.7%	12.4%	43.3%	The State Statistics Committee of Ukraine
Uzbekistan	12.7% (1)	8.0%	9.1%	The International Monetary Fund

(1)
As of October 31, 2017

Foreign Currency Translation

        Our audited consolidated financial statements are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with IAS 21, using the current rate method of currency translation with the U.S. dollar as the reporting currency. The functional currencies of our group are the Russian ruble in Russia, the Pakistani rupee in Pakistan, the Algerian dinar in Algeria, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Uzbek som in Uzbekistan.

        Our results of operations are affected by increases or decreases in the value of the U.S. dollar or our functional currencies. A higher average exchange rate correlates to a weaker functional currency. We have listed below the relevant exchange rates for each of our countries of operation for the years ended December 31, 2017, 2016 and 2015. These should not be construed as a representation that such currency will in the future be convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates.

        The table below shows functional currencies and official exchange rates as of December 31, 2017, 2016 and 2015 as well as comparison of average exchange rates for 2017 versus 2016 and 2016 versus 2015.

		Exchange rates as of December 31, local currency per one US$
					Average rate 2017 vs. 2016	Average rate 2016 vs. 2015
Country	Functional Currency	2017	2016	2015
Russia	Russian ruble—RUB	57.60	60.66	72.88	(13.0)%	10.0%
Pakistan	Pakistani rupee—PKR	110.70	104.37	104.73	0.6%	1.9%
Algeria	Algerian dinar—DZD	114.76	110.40	107.10	1.4%	9.0%
Bangladesh	Bangladeshi taka—BDT	82.69	78.92	78.25	3.1%	0.6%
Ukraine	Ukrainian hryvnia—UAH	28.07	27.19	24.00	4.1%	17.0%
Uzbekistan	Uzbek som—UZS	8,120	3,231	2,809	72.7%	15.5%

Foreign Currency Controls and Currency Restrictions

        We are subject to certain currency restrictions and local regulations that impact our ability to extract cash from some of our operating companies. For example, in Uzbekistan, in September 2017, the government of Uzbekistan liberalized the country's currency exchange rules and reset the official exchange rate at 8,100 Uzbek som per U.S. dollar, which represented nearly a halving of the value of the Uzbek som to the U.S. dollar. On December 22, 2017, VEON successfully repatriated US$200 million from Uzbekistan. There are certain other restrictions in place to prevent currency outflow in Uzbekistan, but we do not expect that they will have a material impact on our operations. For more information on the Uzbek government's recent decision to liberalize its currency, see "—Key Developments and Trends—Impact of Currency Regime Developments in Uzbekistan."

        In Ukraine, Kyivstar can only partially expatriate dividends to VEON Ltd. because of restrictions imposed by the National Bank of Ukraine in 2014 to regulate money, credit and currency in Ukraine. Although several of these restrictions were substantially softened and partially abolished, certain restrictions remain in place in order to prevent any negative impact of currency outflow on the financial market. However, we do not expect that these restrictions will have a material impact on our operations. For more information on how our operations can be affected by certain currency risks, see "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and translation risks."

        Our ability to extract cash from operating companies is also affected by certain regulatory hurdles and restrictions. For example, in some of our markets, strict foreign exchange regulations are in place and foreign currency financing agreements must be registered or approved by state authorities. In addition, some central banks closely control foreign exchange transactions and international transfers of funds. For more information on how our operations can be affected by certain regulatory controls and restrictions of foreign currencies, see "Item 3—Key Information—D. Risk Factors—Risks Related to our Markets—The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which we can conduct business and currency control requirements restrict activities in certain markets in which we have operations."

        For more information about risks related to currency exchange rate fluctuations, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk" and Notes 4 and 17 to our audited consolidated financial statements.

Tax

        Our results of operations are also impacted by changes with respect to the tax regimes to which we are subject. For example, we expect our results of operations to be affected by: (i) a new finance law in Algeria that came into effect in 2017 that increased VAT from 7% to 19% on data services and from 17% to 19% on voice services, and increased taxes on recharges from 5% to 7%; (ii) an increase in the corporate income tax rate in Uzbekistan up to 48%; and (iii) revised interpretations of SIM tax regulations in Bangladesh and Pakistan.

Certain Performance Indicators

        The following discussion analyzes certain operating data, including Adjusted EBITDA, mobile customers, mobile ARPU, mobile data customers and fixed-line broadband customers that are not included in our financial statements. We provide this operating data because it is regularly reviewed by our management. Our management believes it is useful in evaluating our performance from period to period and in assessing the usage and acceptance of our mobile and broadband products and services. This operating data is unaudited.

Adjusted EBITDA

        Adjusted EBITDA is a non-IFRS financial measure. We calculate Adjusted EBITDA as (loss)/profit before tax before depreciation, amortization, loss from disposal of non-current assets and impairment loss, financial expenses and costs, net foreign exchange gain/(loss) and share of associates and joint ventures. The measure includes certain non-operating losses and gains mainly represented by litigation provisions for all of its segments except for Russia. Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA. See "Explanatory Note—Non-IFRS Financial Measures—Adjusted EBITDA" for more information on how we calculate Adjusted EBITDA.

        The following table shows our Adjusted EBITDA and reconciliation of Adjusted EBITDA to (loss)/profit before tax, the most directly comparable IFRS financial measure, for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017	2016	2015
	(in millions of U.S. dollars)
Adjusted EBITDA	3,587	3,232	2,875
Depreciation	(1,454)	(1,439)	(1,550)
Amortization	(537)	(497)	(517)
Impairment loss	(66)	(192)	(245)
Loss on disposals of non-current assets	(24)	(20)	(39)
Finance costs	(935)	(830)	(829)
Finance income	95	69	52
Other non-operating (losses)/gains	(97)	(82)	(42)
Shares of (loss)/profit of associates and joint ventures	(412)	48	14
Impairment of associates and joint ventures accounted for using the equity method	(110)	(99)	—
Net foreign exchange (loss)/gain	(71)	157	(314)
(Loss) / profit before tax	(24)	347	(595)

Mobile Customers

        Mobile customers are generally customers in the registered customer base as of a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and FMC.

        The following table indicates our mobile customer figures in millions for the periods indicated:

	As of December 31,
	2017	2016	2015
Russia	58.2	58.3	59.8
Pakistan	53.6	51.6	36.2
Algeria	15.0	16.3	17.0
Bangladesh	31.3	30.4	32.3
Ukraine	26.5	26.1	25.4
Uzbekistan	9.7	9.5	9.9
Others(1)	16.2	15.3	15.7
Total number of mobile customers(2)	210.5	207.5	196.3

(1)
Includes operations in Kazakhstan, Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos for all periods. For a discussion of the treatment of our "Others" category for each of the periods discussed in this Annual Report on Form 20-F, see "—Reportable Segments."

(2)
The customer numbers for 2016 and 2015 have been adjusted to remove customers in operations that have been sold and exclude (i) the customers in our Historical WIND Business as of December 31, 2015 and (ii) the customers in the new Italy Joint Venture as of December 31, 2016.

Mobile ARPU

        Mobile ARPU measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue) by the average number of our mobile customers during the period and dividing by the number of months in that period.

        The following table indicates our mobile ARPU in US$ for the periods indicated:

	For the year ended December 31,
	2017	2016	2015
Russia	5.5	4.6	5.1
Pakistan	2.2	2.3	2.1
Algeria	4.8	5.1	6.0
Bangladesh	1.5	1.6	1.6
Ukraine	1.8	1.7	1.8
Uzbekistan	4.4	5.6	5.7

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

        The following table indicates our mobile data customer figures in millions for the periods indicated:

	As of December 31,
	2017	2016	2015
Russia	38.4	36.6	34.3
Pakistan	28.5	25.1	16.8
Algeria	7.2	7.0	4.1
Bangladesh	16.9	14.9	14.0
Ukraine	12.5	11.2	12.0
Uzbekistan	5.0	4.6	4.7
Others	9.1	7.9	7.8
Total number of mobile data customers	117.6	107.3	93.7

Fixed-Line Broadband Customers

        Fixed broadband customers are fixed customers in the registered customer base who were engaged in a revenue generating activity using fixed broadband Internet access in the three-month period prior to the measurement date. In Russia and Ukraine, such activity includes monthly internet access using FTTB, xDSL and Wi-Fi technologies.

        The following table indicates our fixed-line broadband customers in millions for the periods indicated:

	As of December 31,
	2017	2016	2015
Russia	2.2	2.2	2.2
Ukraine	0.8	0.8	0.8
Others	0.4	0.3	0.4
Total number of fixed-line broadband customers	3.4	3.3	3.4

Results of Operations

Consolidated results

        The financial results for 2015 reflect the classification of our Historical WIND Business as a discontinued operation. Our financial results for 2016 include the 10 months ended October 31, 2016 with our Historical WIND Business classified as a discontinued operation and the two months ended December 31, 2016 with the Italy Joint Venture accounted for as an equity investment. For the year ended December 31, 2017, the Italy Joint Venture is accounted for as an equity investment.

	Year ended December 31,
	2017	2016	2015
	(in millions of U.S. dollars, except per share amounts and as indicated)
Consolidated income statements data:
Service revenue	9,105	8,553	9,313
Sale of equipment and accessories	244	184	190
Other revenue	125	148	103

Total operating revenue	9,474	8,885	9,606

Operating expenses
Service costs	(1,879)	(1,769)	(1,937)
Cost of equipment and accessories	(260)	(216)	(231)
Selling, general and administrative expenses	(3,748)	(3,668)	(4,563)
Depreciation	(1,454)	(1,439)	(1,550)
Amortization	(537)	(497)	(517)
Impairment loss	(66)	(192)	(245)
Loss on disposals of non-current assets	(24)	(20)	(39)
Total operating expenses	(7,968)	(7,801)	(9,082)

Operating profit	1,506	1,084	524
Finance costs	(935)	(830)	(829)
Finance income	95	69	52
Other non-operating losses	(97)	(82)	(42)
Share of (loss) / gain of associates and joint ventures	(412)	48	14
Impairment of associates and joint ventures	(110)	(99)	—
Net foreign exchange (loss)/ gain	(71)	157	(314)
(Loss)/profit before tax	(24)	347	(595)

Income tax expense	(472)	(635)	(220)

Loss for the year from continuing operations	(496)	(288)	(815)

Profit after tax for the period from discontinued operations	—	920	262
Profit on disposal of discontinued operations, net of tax	—	1,788	—
Profit after tax for the period from discontinued operations	—	2,708	262
(Loss)/profit for the year	(496)	2,420	(553)
Attributable to:
The owners of the parent (continuing operations)	(483)	(380)	(917)
The owners of the parent (discontinued operations)	—	2,708	262
Non-controlling interest	(13)	92	102

	(496)	2,420	(553)

Loss per share from continuing operations
Basic, loss for the year attributable to ordinary equity holders	(0.28)	(0.22)	(0.52)
Diluted, loss for the year attributable to ordinary equity holders	(0.28)	(0.22)	(0.52)
Earnings per share from discontinued operations
Basic, profit for the year attributable to ordinary equity holders	—	1.55	0.15
Diluted, profit for the year attributable to ordinary equity holders	—	1.55	0.15
Weighted average number of common shares (millions)	1,749	1,749	1,748
Dividends declared per share	0.28	0.23	0.035

Total Operating Revenue

        The table below shows total operating revenue in each of our reportable segments, with the exception of the Italy Joint Venture, for the periods indicated.

	Year ended December 31,			Year ended December 31,
	2017	2016	2015	2017	2016	2015
	in millions of U.S. dollars			(percentage of total operating revenue)
Russia	4,729	4,097	4,583	50%	46%	48%
Pakistan	1,525	1,295	1,014	16%	15%	11%
Algeria	915	1,040	1,273	10%	12%	13%
Bangladesh	574	621	604	6%	7%	6%
Ukraine	622	586	622	7%	7%	6%
Uzbekistan	513	663	711	5%	7%	7%
HQ(1)	—	10	—	—	0%	—
Others(2)	596	573	799	6%	6%	8%

Total	9,474	8,885	9,606	100%	100%	100%

(1)
HQ includes transactions related to management activities within the group, reported as a stand-alone segment for the year ended December 31, 2017 and 2016 and restated as a separate segment for the year ended December 31, 2015. For a discussion of the treatment of our "HQ" segment for each of the periods discussed in this Annual Report on Form 20-F, see "—Reportable Segments."

(2)
Beginning with the year ended December 31, 2016, "Others" is no longer a reportable segment and therefore is included herein for the year December 31, 2016 only as a reconciling category between our total revenue and the revenue of our eight reportable segments. For historical periods, "Others" has been included as a stand-alone segment for purposes of reconciliation with the historical "HQ and Others" segment data. For a discussion of the treatment of our "Others" category for each of the periods discussed in this Annual Report on Form 20-F, see "—Reportable Segments."

        Our consolidated total operating revenue increased by 7% to US$9,474 million during 2017 compared to US$8,885 million during 2016 primarily as a result of the strengthening of the Russian ruble and full year of Warid consolidation. The increase was partially offset by a decrease in Uzbekistan due to the liberalization of its currency exchange rules resulting in a devaluation of local currency, a decrease in Algeria due to a difficult macroeconomic environment and strong competitive environment and a decrease in Bangladesh due to aggressive price competition in the market and network availability issues.

        Our consolidated total operating revenue decreased by 8% to US$8,885 million during 2016 compared to US$9,606 million during 2015 primarily due to a decrease of total operating revenue of 11% in Russia, 18% in Algeria, 6% in Ukraine and 7% in Uzbekistan, the decrease in the average exchange rate from the Russian ruble to the U.S. dollar in Russia in 2016 (despite the increase of the spot exchange rate at December 31, 2016 as compared to December 31, 2015) and the depreciation of functional currencies against the U.S. dollar in Algeria, Ukraine and Uzbekistan. The decrease was partially offset by an increase of total operating revenue of 28% in Pakistan, due to double-digit growth in Mobilink coupled with the consolidation of Warid following July 1, 2016 and 3% in Bangladesh.

        The discussion of revenue by reportable segments includes intersegment revenue. Our management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a stand-alone basis.

Adjusted EBITDA

        The table below shows for the periods indicated Adjusted EBITDA in each of our reportable segments, with the exception of the Italy Joint Venture. Adjusted EBITDA is a non-IFRS financial measure. For more information on how we calculate Adjusted EBITDA and for the reconciliation of Adjusted EBITDA to (loss)/profit before tax, the most directly comparable IFRS financial measure, for the years ended December 31, 2017, 2016 and 2015, see "Explanatory Note—Non-IFRS Financial Measures—Adjusted EBITDA" and Note 7 to our audited consolidated financial statements included herein.

	Year ended December 31,
	2017	2016	2015
	(in millions of U.S. dollars)
Russia	1,788	1,574	1,825
Pakistan	703	507	409
Algeria	426	547	684
Bangladesh	233	267	242
Ukraine	347	306	292
Uzbekistan	261	395	437
HQ(1)	(325)	(421)	(1,291)
Others(2)	154	57	277

Total	3,587	3,232	2,875

(1)
HQ includes transactions related to management activities within the group. Adjusted EBITDA for the HQ segment consists of costs incurred in our HQ segment. For a discussion of the treatment of our "HQ" segment for each of the periods discussed in this Annual Report on Form 20-F, see "—Reportable Segments."

(2)
Beginning with the year ended December 31, 2016, "Others" is no longer a reportable segment and therefore is included herein for the year December 31, 2016 only as a reconciling category between our total Adjusted EBITDA and the Adjusted EBITDA our eight reportable segments. For historical periods, "Others" has been included as a stand-alone segment for purposes of reconciliation with the historical "HQ and Others" segment data. For a discussion of the treatment of our "Others" category and our operations in Kazakhstan for each of the periods discussed in this Annual Report on Form 20-F, see "—Reportable Segments."

        Our total Adjusted EBITDA increased by 11% to US$ 3,587 million during 2017 compared to US$3,232 million during 2016, primarily due to the increase in total operating revenue discussed above partially offset by the increase in service costs and selling, general and administrative expenses.

        Our total Adjusted EBITDA increased by 12% to US$3,232 million during 2016 compared to US$2,875 million during 2015, primarily due to a US$900 million provision with respect to agreements with the SEC, DOJ and OM, included in operating expenses for 2015, that was not included in our consolidated total operating expenses for 2016. The increase was partially offset by a decrease in revenue during 2016.

Total Operating Expenses

        Our consolidated total operating expenses increased by 2% to US$7,968 million during 2017 compared to US$7,801 million during 2016. The increase was primarily due to increases in service costs and cost of equipment and accessories of US$154 million, in selling, general and administrative expenses of US$80 million as a result of increased personnel costs and in amortization expenses of US$40 million partially as a result of accelerated amortization of brand names in Pakistan and the acquisition of a 4G/LTE license in Pakistan in 2017. The increase was partially offset by a decrease in impairment losses of US$126 million.

        Our consolidated total operating expenses decreased by 14% to US$7,801 million during 2016 compared to US$9,082 million during 2015. The decrease was primarily due to a US$900 million provision with respect to agreements with the SEC, DOJ and OM, included in operating expenses for the year ended December 31, 2015, that was not included in our consolidated total operating expenses for 2016. We also saw decreases in service costs and cost of equipment and accessories of US$183 million, in impairment losses of US$53 million and a decrease in depreciation and amortization expenses of US$131 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015.

Depreciation expenses

        Our consolidated depreciation expenses increased by 1% to US$1,454 million in 2017 compared to US$1,439 million in 2016. The increase was primarily the result of appreciation of the Russian ruble.

        Our consolidated depreciation expenses decreased by 7% to US$1,439 million in 2016 compared to US$1,550 million in 2015. The decrease was primarily the result of depreciation of our functional currencies against the U.S. dollar, partially offset by accelerated depreciation due to the equipment swap in Ukraine and Pakistan.

Amortization expenses

        Our consolidated amortization expenses increased by 8% to US$537 million in 2017 compared to US$497 million in 2016 primarily due to the accelerated amortization of brand names in Pakistan and the acquisition of a 4G/LTE license in Pakistan in 2017.

        Our consolidated amortization expenses decreased by 4% to US$497 million in 2016 compared to US$517 million in 2015. The decrease was primarily the result of depreciation of our functional currencies against the U.S. dollar.

Impairment loss

        Our consolidated impairment amounted to US$66 million in 2017 primarily related to goodwill impairment in Armenia of US$34 million and in Kyrgyzstan of US$17 million and an asset impairment of US$15 million in connection with our transformation strategy and commitment to network modernization.

        Our consolidated impairment loss in 2016 amounted to US$192 million primarily related to goodwill impairment in Kyrgyzstan of US$49 million; goodwill, property, equipment and intangible assets impairment in Tajikistan of US$76 million; property, equipment and intangible assets impairment in Georgia for US$29 million and an asset impairment of US$30 million in connection with our transformation strategy and commitment to network modernization.

        The impairment loss in 2015 primarily related to goodwill impairment in Ukraine of US$51 million and in Armenia of US$44 million.

        For further information on our impairment loss, see Note 10 of our audited consolidated financial statements.

Loss on disposals of non-current assets

        Our consolidated loss on disposals of non-current assets amounted to US$24 million in 2017 compared to US$20 million in 2016. Our consolidated loss on disposals of non-current assets amounted to US$39 million in 2015. The disposal of non-current assets relates to the ongoing maintenance of network and ongoing network modernization projects.

Operating Profit

        Our consolidated operating profit increased by 39% to US$ 1,506 million in 2017 compared to US$1,084 million in 2016 due to the increase of total operating revenue partially offset by the increase of total operating expenses discussed above.

        Our consolidated operating profit increased by 107% to US$1,084 million in 2016 compared to US$524 million in 2015 due to one-off provision recorded with respect to agreements with the SEC, DOJ and OM, included in operating expenses for the year ended December 31, 2015.

Non-operating Profits and Losses

Finance costs

        Our consolidated finance costs increased by 13% to US$935 million in 2017 compared to US$830 million in 2016. The increase was mainly due the revaluation of the put option liability for Warid in Pakistan.

        Our consolidated finance costs were broadly stable and amounted to US$830 million in 2016 compared to US$829 million in 2015.

Finance income

        Our consolidated finance income increased by 38% to US$95 million in 2017 compared to US$69 million in 2016, primarily due to increased interest from bank deposits.

        Our consolidated finance income increased by 33% to US$69 million for the year ended December 31, 2016 compared to US$52 million for the year ended December 31, 2015, primarily due to increased interest from bank deposits.

Other non-operating losses

        We recorded US$97 million in other non-operating losses during 2017 compared to US$82 million in losses during 2016, an increase of 18%. The change was primarily due to early redemption fees of US$124 million recorded as part of the refinancing activities during 2017, partially offset by a decrease of losses from revaluation of fair value of derivative contracts in 2017.

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

Shares of (loss)/profit of associates and joint ventures

        We recorded a loss of US$412 million from our investments in associates and joint ventures in 2017 compared to a profit of US$48 million in 2016. For more information on the Italy Joint Venture, see "Explanatory Note—Presentation of Financial Information of the Italy Joint Venture."

        The decrease in the portion of the Italy Joint Venture's earnings/(losses) that represents our direct share, from a loss of US$390 million in 2017 to a profit of US$59 million in 2016, reflects: (i) a decline in mobile service revenue primarily due to aggressive competition, which resulted in a decreased customer base; (ii) accelerated depreciation of network assets related to a network modernization project; (iii) loss on early redemption of bonds; (iv) one-off integration costs of EUR 266 million and (v) a decline in mobile consumer premises equipment revenue primarily due to lower volume of gross additions and a more selective mobile customer scoring.

        In 2016, we recorded a profit of US$48 million from our investments in associates and joint ventures in 2016 compared to a profit of US$14 million in 2015. This was mainly driven by profit from the Italy Joint Venture of US$59 million.

	Year ended December 31,
	2017	2016	2015
	(in millions of U.S. dollars)
Italy Joint Venture	(390)	59	—
Euroset	(22)	(10)	18
Other	—	(1)	(4)

Total	(412)	48	14

        For further discussion of the results of operations our Italy Joint Venture, see "—Further Information Regarding the Results of Operations of the Italy Joint Venture."

Impairment of associates and joint ventures

        We recorded US$110 million in impairment of associates and joint ventures during 2017 compared to US$99 million during 2016. The impairments during both 2017 and 2016 were recorded in respect of the investment in Euroset, due to continued operational underperformance of the joint venture.

Net foreign exchange (loss)/gain

        We recorded a loss of US$71 million from foreign currency exchange in 2017 compared to a gain of US$157 million from foreign currency exchange in 2016. This was primarily driven by appreciation of Russian ruble and depreciation of Uzbek som, Bangladeshi taka and Pakistani rupee against the U.S. dollar in 2017.

        We recorded a gain of US$157 million from foreign currency exchange in 2016 compared to a loss of US$314 million from foreign currency exchange in 2015. This trend was primarily driven by the appreciation of the Russian ruble against the U.S. dollar in 2016 compared to the depreciation of the Russian ruble against the U.S. dollar in 2015.

Income Tax Expense

        The statutory income tax rates during the years ended December 31, 2017, 2016 and 2015 were as follows:

	Year ended December 31,
	2017	2016	2015
Russia	20.0%	20.0%	20.0%
Pakistan	30.0%	31.0%	32.0%
Algeria	26.0%	26.0%	26.0%
Bangladesh	45.0%	45.0%	45.0%
Ukraine	18.0%	18.0%	18.0%
Uzbekistan	50.0%	50.0%	7.5%
Uzbekistan subnational tax	3.3%	3.3%	3.3%
Luxembourg	27.08%	22.47%	22.47%
Netherlands	25.0%	25.0%	25.0%
Italy	24.0%	27.5%	27.5%
Italy regional tax	3.9%	3.9%	4.8%

        Our consolidated income tax expense decreased by 26% to US$472 million in 2017 compared to US$635 million in 2016. The decrease in income taxes was primarily driven by losses in Uzbekistan due to significant devaluation of Uzbek som (as a result of which a deferred tax asset has been recognized for this foreign exchange loss expected to be used within 4 years) and decreased incomes taxes in Russia due to additional losses resulting from revised tax return filings and one-off expenses.

        Our consolidated income tax expense increased by 189% to US$635 million in 2016 compared to US$220 million in 2015. The increase in income taxes was primarily due to an increase in tax rate in Uzbekistan from 7.5% to 50% and higher profits in countries with higher nominal tax rates. Furthermore, our Historical WIND Business has tax losses, for which a deferred tax asset has been recognized of approximately US$95 million. As a result of the Italy Joint Venture, we will no longer be able to offset these losses against future profits of the Italy Joint Venture. As a consequence, the deferred tax asset of US$95 million was written down. In addition, in 2015 we decreased the provisions for future withholding taxes on intercompany dividends by US$200 million.

        For information regarding our income tax, see Note 12 to our audited consolidated financial statements.

Loss for the year from continuing operations

        In 2017, our consolidated loss for the period from continuing operations was US$496 million, compared to US$288 million of loss in 2016, primarily as a result of a loss from the Italy Joint Venture, increased financial costs and net foreign exchange losses recognized during 2017, partially offset by increased operating profit and decreased income tax expenses.

        In 2016, our consolidated loss for the period from continuing operations was US$288 million, compared to US$815 million of loss in 2015, primarily as a result of the US$900 million provision with respect to agreements with the SEC, DOJ and OM, included in operating expenses for 2015, that was not included in our consolidated total operating expenses for 2016, and for the other reasons described above.

Profit for the year from discontinued operations

        In 2016, our consolidated profit after tax for the period from discontinued operations, which was comprised primarily of our Historical WIND Business, was US$2,708 million, compared to US$262 million of profit in 2015. The completion of the Italy Joint Venture transaction resulted in a non-cash gain on disposal of US$1,788 million, which was the difference between the book value of the deconsolidated Italian operations and the fair value of the investment in the new joint venture recorded on the balance sheet.

(Loss)/profit for the Year

        In 2017, the consolidated loss for the period was US$483 million compared to a profit of US$2,328 million in 2016. The change was mainly due to the gain recognized in 2016 on the disposal of the discontinued operation and other factors as discussed above.

        In 2016, the consolidated profit for the period was US$2,328 million compared to a loss of US$655 million in 2015. The increase was mainly due to the gain recognized in 2016 on the disposal of the discontinued operation and other factors as discussed above.

(Loss)/profit for the Year Attributable to Non-controlling Interest

        Our loss for the period attributable to non-controlling interest was US$13 million in 2017 compared to a profit of US$92 million in 2016 as a result of loss for the year recognized by GTH in 2017 as compared to a profit recognized by GTH in 2016.

        Our profit for the period attributable to non-controlling interest was US$92 million in 2016 compared to a profit of US$102 million, a decrease of 9.8%, in 2015 as a result of decreased profit for the year in Kazakhstan and Kyrgyzstan, partially offset by increased profit by GTH.

Russia

Results of operations in US$

	Year ended December 31,			'16 - '17	'15 - '16
in millions of U.S. dollars (except as indicated)	2017	2016	2015	% change
Total operating revenue	4,729	4,097	4,583	15%	(11)%
Mobile service revenue	3,843	3,276	3,624	17%	(10)%
—of which FMC	87	23	—	271%	—
—of which mobile data	1,012	778	719	30%	8%
Fixed-line service revenue	673	665	789	1%	(16)%
Sales of equipment, accessories and other	213	156	170	37%	(8)%
Operating expenses	2,941	2,523	2,758	17%	(9)%
Adjusted EBITDA	1,788	1,574	1,825	14%	(14)%
Adjusted EBITDA margin	38%	38%	40%	(0.6p.p.)	(1.4p.p.)

Results of operations in RUB

	Year ended December 31,			'16 - '17	'15 - '16
in millions of RUB (except as indicated)	2017	2016	2015	% change
Total operating revenue	275,887	273,003	277,241	1%	(2)%
Mobile service revenue	224,186	218,192	219,031	3%	0%
—of which FMC	5,064	1,496	—	238%	—
—of which mobile data	59,041	51,773	43,581	14%	19%
Fixed-line service revenue	39,271	44,418	47,748	–12%	(7)%
Sales of equipment, accessories and other	12,430	10,393	10,462	20%	(1)%
Operating expenses	171,545	168,213	167,096	2%	1%
Adjusted EBITDA	104,342	104,790	110,145	0%	(5)%
Adjusted EBITDA margin	38%	38%	40%	(0.6p.p.)	(1.3p.p.)

Certain Performance Indicators

	Year ended December 31,
	2017	2016	2015
Mobile
Customers in millions	58.2	58.3	59.8
Mobile ARPU in US$	5.5	4.6	5.1
Mobile ARPU in RUB	319	306	310
Mobile data customers	38.4	36.6	34.3
Fixed-Line
Broadband customers in millions	2.2	2.2	2.2

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Mobile revenue

        Our total operating revenue in Russia increased by 15% to US$4,729 million in 2017 compared to US$4,097 million in 2016 due to the strengthening of the Russian ruble.

        In functional currency terms, total operating revenue in Russia increased by 1% due to increases in service revenue and revenue from sale of equipment and accessories. The 14% growth of mobile data revenue is due to increased penetration of smartphones and customer migration to bundled tariff plans with higher data allowance. We also recorded increased MFS revenue and VAS revenue. This growth was partially offset by a decrease in mobile voice and fixed-line revenue. The mobile voice revenue decrease is due to substitution of voice calls by data-based services and customer migration to new data centric tariff plans. The fixed-line revenue decrease was driven by the reduction of low-marginal wholesale traffic, the effect of the strengthening of the Russian ruble on foreign currency contracts and growing penetration of FMC services in the customer base.

Adjusted EBITDA

        Our Russia Adjusted EBITDA increased by 14% to US$1,788 million in 2017 compared to US$1,574 million in 2016 due to the Russian ruble strengthening. In functional currency terms, our Russia Adjusted EBITDA was broadly stable in 2017.

Certain performance indicators

        As of December 31, 2017, we had 58.2 million mobile customers in Russia, including 0.8 million FMC customers, representing a decrease of 0.3% from 58.3 million mobile customers as of December 31, 2016, due to the temporary impact of distribution channels reorganization.

        In 2017, our mobile ARPU in Russia increased by 19% to US$5.5 compared to US$4.6 in 2016, primarily as a result of foreign exchange effects. In functional currency terms, mobile ARPU in Russia increased by 4%, due to continued efforts to simplify tariff plans, successful customer base management and increase in penetration of bundled offerings.

        As of December 31, 2017, we had 38.4 million mobile data customers, representing an increase of 5% from 36.6 million mobile data customers as of December 31, 2016. The increase was mainly due to the increased smartphone penetration in Russia.

        The fixed line broadband customers are mainly represented by FTTB customers. As of December 31, 2017, we had 2.2 million fixed line customers in Russia, including 0.8 million FMC customers, representing an increase of 3% from 2.2 million fixed-line customers as of December 31, 2016. The increase was a result of increased sales and churn improvement.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Mobile revenue

        Our total operating revenue in Russia decreased by 11% to US$4,097 million in 2016 compared to US$4,583 million in 2015 mainly due to the weakening of the average exchange rate from Russian ruble to the U.S. dollar in 2016, particularly in the first half of the year. In functional currency terms, total operating revenue in Russia decreased by 2% due to decreased fixed-line service revenue, mainly driven by a change in B2B fixed-line contracts from U.S. dollar to Russian ruble and lower B2C revenue. This was partially offset by an increase in mobile data revenue of 19% as a result of increased smartphone penetration, growth in mobile data customers, customer traffic growth and active bundle promotion. The increase in mobile data revenue was partially offset by lower voice and roaming revenue due to an average price per minute reduction as existing customers continued to migrate to the company's current price plans. Mobile service revenue was stable, driven by strong growth in mobile data revenue.

Adjusted EBITDA

        Our Russia Adjusted EBITDA decreased by 14% to US$1,574 million in 2016 compared to US$1,825 million in 2015, mainly due to the decrease in the average exchange rate from Russian ruble to the U.S. dollar during 2016, particularly in the first half of the year. In functional currency terms, our Russia Adjusted EBITDA decreased by 5% in 2016 compared to previous year, primarily as a result of a revenue decrease, as discussed above, and negative foreign exchange effect on roaming and interconnect costs, which are incurred in U.S. dollars.

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

Pakistan

        On July 1, 2016, VEON Ltd., together with its subsidiary GTH, acquired 100% of the voting shares in Warid, a mobile telecommunications provider. VEON Ltd. consolidated Warid financials in the Pakistan segment starting from July 1, 2016, which affects comparability among the periods provided below. For more information regarding our acquisitions and dispositions, see Note 5 to our audited consolidated financial statements incorporated herein.

Results of operations in US$

	Year ended December 31,			'16 - '17		'15 - '16
in millions of U.S. dollars (except as indicated)	2017	2016	2015	% change
Total operating revenue	1,525	1,295	1,014	18%		28%
Mobile service revenue	1,418	1,217	960	17%		27%
—of which mobile data	225	155	86	45%		81%
Sales of equipment, accessories and other	107	78	54	37%		45%
Operating expenses	822	788	605	4%		30%
Adjusted EBITDA	703	507	409	39%		24%
Adjusted EBITDA margin	46%	39%	40%	7.0p.	p.	(1.2p.	p.)

Results of operations in PKR

	Year ended December 31,			'16 - '17		'15 - '16
in millions of PKR (except as indicated)	2017	2016	2015	% change
Total operating revenue	160,679	135,602	104,181	18%		30%
Mobile service revenue	149,393	127,414	98,649	17%		29%
—of which mobile data	23,743	16,248	8,812	46%		84%
Sales of equipment, accessories and other	11,286	8,188	5,532	38%		48%
Operating expenses	86,583	82,539	62,137	5%		33%
Adjusted EBITDA	74,096	53,063	42,044	40%		26%
Adjusted EBITDA margin	46%	39%	40%	7.0p.	p.	(1.2p.	p.)

Certain Performance Indicators

	Year ended December 31,
	2017	2016	2015
Mobile
Customers in millions	53.6	51.6	36.2
Mobile ARPU in US$	2.2	2.3	2.1
Mobile ARPU in PKR	236	241	219
Mobile data customers in millions	28.5	25.1	16.8

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Mobile revenue

        In 2017, our Pakistan total operating revenue increased by 18% to US$1,525 million compared to US$1,295 million in 2016, as a result of the Pakistan Merger increased data revenues, supported by customer growth. In functional currency terms, our Pakistan total operating revenue increased by 18%.

Adjusted EBITDA

        Our Pakistan Adjusted EBITDA increased by 39% to US$703 million in 2017 compared to US$507 million in 2016 primarily due to the Pakistan Merger, higher revenue, synergy effect over operating expenses and a positive impact from a release of historic SIM tax accruals. In functional currency terms, our Pakistan Adjusted EBITDA increased by 40%.

Certain performance indicators

        As of December 31, 2017, we had 53.6 million customers in Pakistan, representing an increase of 4% from 51.6 million customers as of December 31, 2016, primarily driven by continued increase of customer acquisition combined with lower churn through focus on price simplicity and efficient distribution channel management.

        In 2017, our mobile ARPU in Pakistan was US$2.20, or PKR 236. Our 2016 mobile ARPU figures in Pakistan are not comparable as 2016 mobile ARPU consists of 6 months of Mobilink mobile ARPU and 6 months of Jazz, while 2017 mobile ARPU is derived only from Jazz figures.

        As of December 31, 2017, we had 28.5 million mobile data customers in Pakistan, representing an increase of 13% from 25.1 million mobile data customers as of December 31, 2016. The increase was due to customer base migration to bundled tariff plans and continued network expansion.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

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

Algeria

Results of operations in US$

	Year ended December 31,			'16 - '17		'15 - '16
in millions of U.S. dollars (except as indicated)	2017	2016	2015	% change
Total operating revenue	915	1,040	1,273	(12)%		(18)%
Mobile service revenue	898	1,031	1,259	(13)%		(18)%
—of which mobile data	113	76	46	55%		65%
Sales of equipment, accessories and other	17	9	14	80%		(36)%
Operating expenses	489	493	589	(1)%		(16)%
Adjusted EBITDA	426	547	684	(22)%		(20)%
Adjusted EBITDA margin	47%	53%	54%	(6.1p.	p.)	(1.1p.	p.)

Results of operations in DZD

	Year ended December 31,			'16 - '17		'15 - '16
in millions of DZD (except as indicated)	2017	2016	2015	% change
Total operating revenue	101,457	113,727	127,552	(11)%		(11)%
Mobile service revenue	99,588	112,706	126,078	(12)%		(11)%
—of which mobile data	12,586	8,006	4,648	57%		78%
Sales of equipment, accessories and other	1,869	1,021	1,474	83%		(31)%
Operating expenses	54,301	53,929	58,998	1%		(9)%
Adjusted EBITDA	47,156	59,798	68,554	(21)%		(13)%
Adjusted EBITDA margin	46%	53%	54%	(6.1p.	p.)	(1.2p.	p.)

Certain Performance Indicators

	Year ended December 31,
	2017	2016	2015
Mobile
Customers in millions	15.0	16.3	17.0
Mobile ARPU in US$	4.8	5.1	6.0
Mobile ARPU in DZD	529	562	603
Mobile data customers	7.2	7.0	4.1

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Mobile revenue

        Our Algeria total operating revenue decreased by 12% to US$915 million in 2017 compared to US$1,040 million in 2016 due to a difficult macroeconomic environment and strong competitive environment. Total operating revenue for the full year 2017 was also affected by a new finance law, effective from January 2017, which increased VAT from 7% to 19% on data services and from 17% to 19% on voice services, and increased taxes on recharges from 5% to 7%. These taxes and recharges were not passed on to customers. In addition, revenue was negatively affected by customer churn, caused by competitive pressure in the market. The competitive pressure also resulted in a rate decrease by Djezzy. Data revenue growth, however, remained strong due to higher usage and an increase in data customers as a result of the rollout of 3G and 4G/LTE networks.

        In functional currency terms, total operating revenue in Algeria decreased by 11%.

Adjusted EBITDA

        Our Algeria Adjusted EBITDA decreased by 22% to US$426 million in 2017 compared to US$547 million in 2016 primarily due to the decrease in total operating revenues, as discussed above, along with increased personnel costs.

        In functional currency terms, our Algeria Adjusted EBITDA decreased by 21%.

Certain performance indicators

        Customers in our Algeria segment decreased by 8% to 15.0 million as of December 31, 2017 compared to 16.3 million customers as of December 31, 2016. The decrease was mainly due to competitive pressure in the market.

        In 2017, our mobile ARPU in Algeria decreased by 7% to US$4.8 compared to US$5.1 in 2016. In functional currency terms, our mobile ARPU in Algeria decreased by 6%, mainly due to aggressive price competition and rate decrease by Djezzy.

        As of December 31, 2017, we had approximately 7.2 million mobile data customers in Algeria, representing an increase of 3% from the 7.0 million mobile data customers as of December 31, 2016. The increase was mainly due to the acceleration of 4G/LTE network deployment and increased smartphone penetration.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Mobile revenue

        Our Algeria total operating revenue decreased by 18% to US$1,040 million in 2016 compared to US$1,273 million in 2015 partly due to the depreciation of the Algerian dinar against the U.S. dollar. In functional currency terms, total operating revenue in Algeria decreased by 11% due to a change in customer billing terms, the required migration of customers from legacy tariffs, aggressive price competition and distribution challenges as compared to 2015. Our data revenue increased due to increased data usage in terms of amount of megabytes used and number of data users, primarily as a result of the revived 3G roll-out following the lifting of governmental restrictions in November 2015. Our segment sales of equipment and accessories and other revenue decreased by 36% due in part to the depreciation of the Algerian dinar against the U.S. dollar, partially offset by more affordable device promotions launched during 2016.

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

Certain performance indicators

        Customers in our Algeria segment decreased to approximately 16.3 million as of December 31, 2016 compared to 17.0 million customers as of December 31, 2015. The 4% decrease was mainly due to the combined impact of historic 3G coverage shortfalls, changes in customer billing terms, required migration and distribution challenges.

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

Bangladesh

Results of operations in US$

	Year ended December 31,			'16 - '17	'15 - '16
in millions of U.S. dollars (except as indicated)	2017	2016	2015	% change
Total operating revenue	574	621	604	(7)%	3%
Mobile service revenue	557	606	596	(8)%	2%
of which mobile data	78	63	42	25%	50%
Sales of equipment, accessories and other	17	15	8	15%	76%
Operating expenses	341	354	362	(3)%	(2)%
Adjusted EBITDA	233	267	242	(13)%	10%
Adjusted EBITDA margin	41%	43%	40%	(2.5p.p.)	3.0p.p.

Results of operations in BDT

	Year ended December 31,			'16 - '17	'15 - '16
in millions of BDT (except as indicated)	2017	2016	2015	% change
Total operating revenue	46,471	48,687	47,114	(5)%	3%
Mobile service revenue	45,072	47,506	46,448	(5)%	2%
—of which mobile data	6,308	4,909	3,247	29%	51%
Sales of equipment, accessories and other	1,399	1,181	666	18%	77%
Operating expenses	27,630	27,723	28,243	0%	(2)%
Adjusted EBITDA	18,841	20,964	18,871	(10)%	11%
Adjusted EBITDA margin	41%	43%	40%	(2.5p.p.)	3.0p.p.

Certain Performance Indicators

	Year ended December 31,
	2017	2016	2015
Mobile
Customers in millions	31.3	30.4	32.3
Mobile ARPU in US$	1.5	1.6	1.6
Mobile ARPU in BDT	121	126	122
Mobile data customers in million	16.9	14.9	14.0

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Mobile revenue

        Our Bangladesh total operating revenue decreased by 7% to US$574 million in 2017 compared to US$621 million in 2016. The main operational focus in 2017 was on restoring network availability and addressing the 3G gap vis-à-vis the competition, and on customer acquisition following the completion of the government-mandated SIM re-verification program. In 2017, total operating revenue in Bangladesh was impacted by aggressive price competition in the market and network availability.

        In functional currency terms, total operating revenue in Bangladesh decreased by 5%.

Adjusted EBITDA

        Our Bangladesh Adjusted EBITDA decreased by 13% to US$233 million in 2017 compared to US$267 million in 2016 due to lower revenue, as discussed above, and higher network costs, partially offset by lower personnel costs.

        In functional currency terms, our Bangladesh Adjusted EBITDA decreased by 10%.

Certain performance indicators

        Customers in our Bangladesh segment increased to 31.3 million as of December 31, 2017 compared to 30.4 million customers as of December 31, 2016. The 3% increase was mainly due to intensive acquisition and retention campaigns.

        In 2017, our mobile ARPU in Bangladesh decreased by 7% to US$1.5 as compared to 2016. In functional currency terms, mobile ARPU in Bangladesh decreased in 2017 by 4% mainly due to aggressive pricing in the market and lower traffic due to network availability.

        As of December 31, 2017, we had 16.9 million mobile data customers in Bangladesh, representing an increase of 13% from the 14.9 million mobile data customers as of December 31, 2016, mainly due to increased smart-phone penetration.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Mobile revenue

        Our Bangladesh total operating revenue increased by 3% to US$621 million in 2016 compared to US$604 million in 2015. In functional currency terms, total operating revenue in Bangladesh increased by 3% due to an increase in voice revenue driven by higher MOU and a significant increase in data revenue. The increase was partially offset by the imposition of an incremental 2% supplementary duty on recharges from June 2016, which is in addition to the additional 1% surcharge from March 2016. The main operational focus during 2016 was the SIM re-verification process. This government-mandated initiative started in December 2015 and required each mobile phone operator to verify all customers using fingerprints in order to ensure authentic registration, proper accountability and enhanced security and resulted in 3.8 million SIM cards being blocked by Banglalink. This program contributed to a slowdown of acquisition activity across the market, which affected revenue trends in 2016. In functional currency terms, our segment service revenue from data increased by 51%, primarily driven by an increase in active data users and data usage as a result of expanding 3G coverage and smartphone penetration. In functional currency terms, our Bangladesh segment sales of equipment and accessories and other revenue increased by 77% primarily as a result of higher handset sales in order to increase smartphone penetration.

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

Certain performance indicators

        As of December 31, 2016, we had approximately 30.4 million customers in Bangladesh, representing a decrease from 32.3 million customers as of December 31, 2015, which was primarily due to an introduction of government mandated identity verification procedures of the end of 2015, which resulted in a slowdown of customer growth across the market and the blocking of unverified SIMs in 2016.

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

Ukraine

Results of operations in US$

	Year ended December 31,			'16 - '17	'15 - '16
in millions of U.S. dollars (except as indicated)	2017	2016	2015	% change
Total operating revenue	622	586	622	6%	(6)%
Mobile service revenue	577	542	576	6%	(6)%
—of which mobile data	154	99	66	62%	49%
Fixed-line service revenue	43	41	45	3%	(8)%
Sales of equipment, accessories and other	2	3	1	20%	46%
Operating expenses	275	280	330	(1)%	(15)%
Adjusted EBITDA	347	306	292	13%	5%
Adjusted EBITDA margin	56%	52%	47%	3.4p.p.	5.3p.p.

Results of operations in UAH

	Year ended December 31,			'16 - '17	'15 - '16
in millions of UAH (except as indicated)	2017	2016	2015	% change
Total operating revenue	16,542	14,960	13,475	11%	11%
Mobile service revenue	15,338	13,851	12,475	11%	11%
—of which mobile data	4,103	2,429	1,442	69%	75%
Fixed-line service revenue	1,132	1,052	967	8%	9%
Sales of equipment, accessories and other	72	57	33	26%	71%
Operating expenses	7,321	7,149	7,143	2%	0%
Adjusted EBITDA	9,221	7,811	6,332	18%	23%
Adjusted EBITDA margin	56%	52%	47%	3.5p.p.	5.2p.p.

Certain Performance Indicators

	Year ended December 31,
	2017	2016	2015
Mobile
Customers in millions	26.5	26.1	25.4
Mobile ARPU in US$	1.8	1.7	1.8
Mobile ARPU in UAH	48	44	40
Mobile data customers (million)	12.5	11.2	12.0
Fixed-line
Broadband customers (millions)	0.8	0.8	0.8

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Mobile revenue

        Our Ukraine total operating revenue increased by 6% to US$622 million in 2017 compared to US$586 million in 2016. The increase was primarily due to strong growth in mobile service revenue, driven by successful commercial activities stimulated by the continued 3G roll-out and increased penetration of data-centric tariffs, continued strong growth of mobile data customers and data consumption. The increase was partially decreased by devaluation of Ukrainian hryvnia during 2017.

        In functional currency terms, our Ukraine total operating revenue in 2017 increased by 11%.

Adjusted EBITDA

        Our Ukraine Adjusted EBITDA increased by 13% to US$347 million in 2017 compared to US$306 million in 2016.

        In functional currency terms, our Ukraine Adjusted EBITDA increased by 18% in 2017 compared to the previous year, primarily due to higher revenues, as discussed above, and lower interconnection costs partially offset by the increase in roaming costs, commercial costs driven by higher customer acquisition and structural operating expenses, such as license and frequency fees.

Certain performance indicators

        As of December 31, 2017, we had approximately 26.5 million mobile customers in Ukraine compared to 26.1 million mobile customers as of December 31, 2016, representing an increase of 2%, as a result of increased gross additions and improved churn.

        In 2017, our mobile ARPU in Ukraine increased by 4% to US$1.8 compared to 2016. In functional currency terms, mobile ARPU in Ukraine increased in 2017 by 8% to UAH 48 compared to UAH 44 in 2016 driven by higher revenue as described above.

        As of December 31, 2017, we had 0.8 million fixed line broadband customers in Ukraine, which was broadly stable compared to December 31, 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Mobile revenue

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

Adjusted EBITDA

        Our Ukraine Adjusted EBITDA increased by 5% to US$306 million in 2016 compared to US$292 million in 2015. In functional currency terms, our Ukraine Adjusted EBITDA increased by 23% in 2016 compared to the previous year primarily due to higher revenues, as discussed above, and lower interconnect and technological maintenance costs, which were partially offset by an increase in frequency fees, roaming costs, inflation on rent and utilities and the negative effect of the depreciation of the Ukrainian hryvnia on our operating expenses, caused by higher roaming costs, denominated in U.S. dollars.

Certain performance indicators

        As of December 31, 2016, we had approximately 26.1 million mobile customers in Ukraine compared to 25.4 million mobile customers as of December 31, 2015, representing an increase of 3%, as a result of successful sales activities and improved churn following enhanced customer based management initiatives.

        In 2016, our mobile ARPU in Ukraine decreased by 6% to US$1.7 compared to US$1.8 in 2015, primarily due to devaluation of the Ukrainian hryvnia. In functional currency terms, mobile ARPU in Ukraine increased in 2016 by 11% compared to 2015 mainly due to repricing initiatives and newly introduced tariffs.

        As of December 31, 2016, we had approximately 0.8 million fixed-line broadband customers in Ukraine, which was broadly stable compared to December 31, 2015.

Uzbekistan

Results of operations in US$

	Year ended December 31,			'16 - '17	'15 - '16
in millions of U.S. dollars (except as indicated)	2017	2016	2015	% change
Total operating revenue	513	663	711	(23)%	(7)%
Mobile service revenue	509	659	704	(23)%	(6)%
—of which mobile data	128	152	136	(16)%	12%
Fixed-line service revenue	3	4	5	(26)%	(15)%
Sales of equipment, accessories and other	1	—	2	174%	(86)%
Operating expenses	252	268	274	(6)%	(2)%
Adjusted EBITDA	261	395	437	(34)%	(10)%
Adjusted EBITDA margin	51%	60%	61%	(8.7p.p.)	(1.9p.p.)

Results of operations in UZS

	Year ended December 31,			'16 - '17	'15 - '16
in billions of UZS (except as indicated)	2017	2016	2015	% change
Total operating revenue	2,342	1,967	1,829	19%	8%
Mobile service revenue	2,323	1,953	1,811	19%	8%
—of which mobile data	585	452	348	29%	30%
Fixed-line service revenue	15	13	13	14%	(2)%
Sales of equipment, accessories and other	4	1	4	484%	(84)%
Operating expenses	1,182	794	705	49%	13%
Adjusted EBITDA	1,160	1,173	1,124	(1)%	4%
Adjusted EBITDA margin	50%	60%	61%	(10.1p.p.)	(1.8p.p.)

Certain Performance Indicators

	Year ended December 31,
	2017	2016	2015
Mobile
Customers in millions	9.7	9.5	9.9
Mobile ARPU in US$	4.4	5.6	5.7
Mobile ARPU in UZS	20,126	16,664	14,709
Mobile data customers in millions	5.0	4.6	4.7

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Mobile revenue

        In 2017, our Uzbekistan total operating revenue decreased by 23% to US$513 million compared to US$663 million in 2016. In Uzbekistan, our tariff plans were pegged to the U.S. dollar until September 5, 2017. Since September 5, 2017, our tariff plans are denominated in UZS, which negatively impacted our total operating revenue. For further information, see "—Key Developments and Trends—Impact of currency regime developments in Uzbekistan."

        In functional currency terms, our Uzbekistan total operating revenue increased by 19%, mainly as a result of the increased tariffs in Uzbek som resulting from the appreciation of U.S. dollar against the local currency and successful marketing activities, together with increased mobile data revenue, interconnect services and value added services. Mobile data revenue increased by 29% during the period, driven by additional investment in 3G and LTE networks, data centric bundled offerings with increased smartphone penetration.

Adjusted EBITDA

        In 2017, our Uzbekistan Adjusted EBITDA decreased by 34% to US$261 million compared to US$395 million in 2016, primarily due to significant customer tax growth and local currency devaluation.

        In functional currency terms, in 2017, our Uzbekistan Adjusted EBITDA decreased by 1% compared to 2016, primarily due higher interconnect costs as a result of both higher off-net usage and a negative currency effect together with increases in content costs, commercial costs and structural opex, mainly due to higher taxes and other regulatory driven expenses.

Certain performance indicators

        As of December 31, 2017, we had 9.7 million mobile customers in our Uzbekistan segment compared to 9.5 million mobile customers as of December 31, 2016, which, on an unrounded basis was largely stable.

        In 2017, our mobile ARPU in Uzbekistan decreased by 22% to US$4.4 compared to US$5.6 in 2016. In functional currency terms, mobile ARPU in Uzbekistan increased by 21% to UZS 20,126 in 2017 compared to UZS 16,664 in 2016 mainly due to the reasons described above with respect to total operating revenue.

        As of December 31, 2017, we had 5.0 million mobile data customers in Uzbekistan compared to 4.6 million mobile data customers as of December 31, 2016, representing an increase of 10% primarily due to data network strengthening, increased penetration of smartphones and bundled offerings.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Mobile revenue

        Our 2016, our Uzbekistan total operating revenue decreased by 7% to US$663 million compared to US$711 million in 2015. In Uzbekistan, all of our tariff plans are denominated in U.S. dollars. In functional currency terms, our Uzbekistan total operating revenue increased by 8%, due to the depreciation of the Uzbek som. The decrease on a U.S. dollar basis, was primarily driven by a revamp of tariff plans by Unitel in order improve competitiveness in the new environment following the reentry of MTS to the market and the entry of a new operator, UzMobile. This was partially offset by increased fees derived from the termination of calls from other operators' networks and increased smartphone penetration and promotions.

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

        In 2016, our mobile ARPU in Uzbekistan decreased by 1% to US$5.6 compared to US$5.7 in 2015. In functional currency terms, mobile ARPU in Uzbekistan increased by 13% to UZS16,664 in 2016 compared to UZS 14,709 in 2015 mainly because Beeline Uzbekistan price plans are denominated in U.S. dollars and the Uzbek som depreciated. We also had growth in mobile data revenue, driven by a higher data usage driven by increased smartphone penetration and promotions.

        As of December 31, 2016, we had approximately 4.6 million mobile data customers in Uzbekistan compared to approximately 4.7 million mobile data customers as of December 31, 2015, representing a decrease of 2% primarily due to the reentry of MTS to the market and the entry of, UzMobile.

HQ

        Our HQ Adjusted EBITDA increased by 23% to negative US$325 million in 2017, compared to negative US$421 million in 2016, primarily due to lower performance transformation costs and a one-off gain of $106 million recognized due to an adjustment to a vendor agreement.

        Our HQ Adjusted EBITDA increased by US$870 million to negative US$421 million in 2016 compared to negative US$1,291 million in 2015, primarily due to the US$900 million provision with respect to agreements with the SEC, DOJ and OM, included in operating expenses for the year ended December 31, 2015, that was not included in our consolidated total operating expenses for 2016.

Further Information Regarding the Results of Operations of the Italy Joint Venture

        We present below certain supplemental information regarding the results of operations of the Italy Joint Venture because we consider the Italy Joint Venture to be a significant part of our business. For more information on the financial presentation of the Italy Joint Venture, see "Explanatory Note—Presentation of Financial Information of the Italy Joint Venture" and notes 5, 14 and 25 to our audited consolidated financial statements.

        The tables below set forth 100% of the financial data and certain performance indicators of the Italy Joint Venture for the years ended December 31, 2017 and 2016 and not only the 50% effective interest that is included in our consolidated financial statements through the equity method of accounting. For more information regarding each of the line items provided below, see the financial statements of the Italy Joint Venture, which we have filed in this Annual Report on Form 20-F pursuant to Rule 3-09 of Regulation S-X, "Exhibit 99.3—Consolidated financial statements of VIP-CKH Luxembourg S.à.r.l for the years ended December 31, 2017 and 2016" and the Notes thereto.

        The financial data of the Italy Joint Venture presented below for the year ended December 31, 2016 consists of: (i) the sum of the results of our Historical WIND Business and H3G S.p.A. prior to the merger of the two businesses on November 5, 2016 and (ii) the Italy Joint Venture's results from November 5, 2016 to December 31, 2016. The annual financial data of the Italy Joint Venture presented below for the year ended December 31, 2016 is unaudited.

Results of operations in EUR

	Year ended December 31,
			'16 - '17
		2016 (combined)
in millions of EUR (except as indicated)	2017		% change
Revenue (service and CPE/HS)	6,023	6,292	(4.3)%
Other revenue	159	183	(13.3)%
Total revenue	6,182	6,475	(4.5)%
EBITDA before integration costs	2,211	2,184	1.2%
Integration costs	(266)	(60)	—
EBITDA	1,945	2,124	(8.4)%
Depreciation & amortization and reversal of impairment losses/(impairment losses) on non-current assets	(3,357)	(3,301)	(1.7)%
Gains (losses) on disposal of non current assets	(2.0)	(1.7)	19.0%
EBIT	(1,414)	(1,179)	19.9%
Finance income and foreign exchange gains/(losses), net	121	489	(75.2)%
Finance expenses	(1,412)	(619)	—
EBT	(2,705)	(1,309)	—
Income Tax	85	(40)	—
Net Result	(2,620)	(1,349)	—

        The following supplemental analysis of results of operations for the year ended December 31, 2017 compared to the year ended December 31, 2016 is presented to enhance readers' understanding of the results of operations of the Italy Joint Venture for the most recent fiscal year.

Revenue

        The Italy Joint Venture's revenue decreased by 4% from EUR 6,292 million during the year ended December 31, 2016 to EUR 6,023 million during the year ended December 31, 2017, driven by a decrease in mobile service revenue and mobile consumer premises equipment ("CPE") revenue. The mobile service revenue decrease was primarily due to continuing aggressive competition in the market and the impact from the new EU roaming regulation. The mobile CPE revenue decrease was primarily due to lower volume of gross additions and a more selective mobile customer scoring.

        Mobile internet revenue increased by 13% from EUR 1,329 million during the year ended December 31, 2016 to EUR 1,508 million during the year ended December 31, 2017, driven by a stable data customer base, data ARPU growth and an increase in data usage to approximately 3.5 GB per customer per month. Fixed-line service revenue in 2017 was broadly stable as compared to 2016.

EBITDA

        EBITDA decreased by 8% from EUR 2,124 during the year ended December 31, 2016 to EUR 1,945 year-on-year in 2017 mainly due to the decrease in revenue and one-off integration costs of EUR 266 million, partially offset by operational synergies of EUR 167 million.

Depreciation & amortization

        The Italy Joint Venture's depreciation and amortization increased from EUR 3,301 million for the year ended December 31, 2016 to EUR 3,357 million for the year ended December 31, 2017 primarily due to accelerated depreciation of network assets related to a network modernization project and to be offered to Iliad and the write-offs of divested frequencies in 2016.

Finance Income

        Finance income decreased from EUR 489 million for the year ended December 31, 2016 to EUR 121 million for the year ended 31, 2017 primarily due to decreased positive derivatives fair market valuations as compared to 2016.

Finance expenses

        Finance expenses increased from EUR 619 million for the year ended December 31, 2016 to EUR 1,412 million for the year ended December 31, 2017, primarily due to accrued interest on financial liabilities outstanding as of December 31, 2017 and expenses incurred in connection with a refinancing transaction, consisting of call premia and derivatives unwinding.

Certain Performance Indicators

        The Italy Joint Venture's total mobile customers decreased by 5.8% from 31.3 million as of December 31, 2016 to 29.5 million as of December 31, 2017 due to continuing aggressive competition in the market, more selective mobile customer scoring and harmonization of customer base definition between the WIND and "3" brands.

        Fixed-line ARPU increased slightly from EUR 27.6 per month during the year ended December 31, 2016 to EUR 27.9 per month during the year ended December 31, 2017, driven by broadband high value customer base growth.

        Mobile ARPU and our fixed-line customer base were broadly stable in 2017 as compared to 2016.

Liquidity and Capital Resources

Working Capital

        We define working capital as current assets less current liabilities. Our working capital is monitored on a regular basis by management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our present requirements.

        As of December 31, 2017, we had negative working capital of US$732 million, compared to negative working capital of US$2,007 million as of December 31, 2016. The change in our working capital as of December 31, 2017 compared to December 31, 2016 was primarily due to decreased current financial liabilities as a result of repayment of borrowings; decreased trade and other payables, primarily as a result of payment for long-term assets; increased other current financial assets as a result of cash collateral placed with Citibank N.A. New York in connection with the MTO that is restricted in use. This was partially offset by decreased cash and cash equivalents and increased other current liabilities.

        As of December 31, 2016, we had negative working capital of US$2,007 million, compared to negative working capital of US$156 million as of December 31, 2015. The change in our working capital as of December 31, 2016 compared to December 31, 2015 was primarily due to increased current financial liabilities, mainly as a result of GTH Finance B.V.'s newly-issued senior notes; increased other liabilities, mainly due to the Pakistan Merger; decreased current financial assets, mainly due to maturing term deposits at banks; decreased cash and cash equivalents, mainly due to investments in property and equipment, and the utilization of income tax advances against current income tax liabilities. This was partially offset by the decreased provision with the respect to the agreements with the SEC, DOJ and OM, increased trade and other receivables and an increase in other assets, mainly due to the Warid consolidation.

Consolidated Cash Flow Summary

        The following table shows our cash flows as of and for the years ended December 31, 2017, 2016 and 2015 (in millions of U.S. dollars):

	As of and for the year ended December 31,
	2017	2016	2015
	(in millions of U.S. dollars)
Cash flow data:
Net cash from/(used in) operating activities	2,475	1,875	2,033
from continued operations	2,475	1,192	1,104
from discontinued operations	—	683	929
Net cash from/(used in) investing activities	(3,016)	(2,671)	(2,634)

from continued operations	(3,016)	(2,022)	(2,494)
from discontinued operations	—	(649)	(140)

Net cash from/(used in) financing activities	(733)	(126)	(1,439)
from continued operations	(733)	(106)	(732)
from discontinued operations	—	(20)	(707)

Operating activities

        During 2017, net cash flows from operating activities increased to US$2,475 million from US$1,875 million in 2016. The increase in net cash flows from operating activities was primarily due to lower payments related to provisions, lower investment in working capital and increased operating profit, partially offset by no cash inflow from discontinued operations in 2017 as compared to positive cash flow from discontinued operations in 2016.

        During 2016, net cash flows from operating activities decreased to US$1,875 million from US$2,033 million in 2015 The decrease in net cash flows from operating activities was primarily due to higher payments for the provision for losses, higher investment in working capital and decreased cash flows from discontinued operations, partially offset by increased operating profit and lower income tax payment. The cash flow from our operating activities in 2016 was impacted primarily by the payment of US$795 million of fines and disgorgements in relation to agreements with the SEC, DOJ and OM, related legal costs of US$24 million as of December 31, 2016, and US$255 million cash outflow related to the performance transformation program. The cash flow from our operating activities in 2015 was impacted by the completion of the sale by GTH of a non-controlling 51% interest in OTA to the Fonds National d'Investissement, resulting in payments to the bank of Algeria of US$1.1 billion, payments to Cevital of US$50 million, and withholding tax of US$243 million related to the pre-closing dividend.

Investing activities

        Our investing activities included payments related to the purchase of equipment, frequency permissions and licenses, capitalized customer acquisition costs, software and other assets as a part of the ongoing development of our mobile networks and fixed-line business. For information regarding our acquisitions and dispositions, see Note 5 to our audited consolidated financial statements.

        During 2017, our total payments for purchases of property and equipment, intangible assets, software and other assets were US$2,037 million compared to US$1,651 million during 2016. The increase was primarily due to increased capital expenditures in Pakistan as a result of full year consolidation of Warid, partially offset by decreased capital expenditures in Uzbekistan, Algeria and HQ. No cash flow from investing activities from discontinued operation was recorded in 2017. In addition, a cash balance of US$987 million was pledged as collateral for the MTO for the purchase of shares of GTH. For further details, see "Item 4—Information on the Company—Overview—Recent Developments—VEON Holdings B.V. submits cash tender offer in relation to GTH" and to the Notes 5 and 17 to our audited consolidated financial statements.

        During 2016, our total payments for purchases of property and equipment, intangible assets, software and other assets were approximately US$1,651 million compared to US$2,207 million during 2015. The decrease was primarily due to decreased capital expenditures in Russia, functional currency depreciation against the U.S. dollar in Ukraine and decreased capital expenditures in Pakistan due to network modernization completed in 2015. This decrease was partially offset by prepayments for inventory made in Uzbekistan. In addition, we recorded a decrease from the disposal of discontinued operations of US$325 million, we received US$19 million from bank deposit accounts, paid US$87 million for purchased financial assets and recorded US$649 million of cash outflows from discontinued operations during 2016. The cash flow from our investing activities in 2015 was impacted primarily by cash capital expenditures driven network investments, cash receipts from investments in financial assets, a deposit of US$361 million with financial institutions and US$140 million of cash outflows from discontinued operations.

Financing activities

        During 2017, we repaid US$5,948 million of indebtedness and raised approximately US$6,193 million. As of December 31, 2017, the principal amounts of our external indebtedness for bank loans, bonds, equipment financing and loans from others amounted to US$11.1 billion, compared to US$10.5 billion as of December 31, 2016. The increase in the principal amounts of our external indebtedness is mainly the result of foreign exchange revaluation, GTH share buyback and premiums paid to repurchase our bonds.

        During 2016, we repaid approximately US$1,816 million of indebtedness and raised approximately US$1,882 million. As of December 31, 2016, the principal amounts of our external indebtedness for bank loans, bonds, equipment financing and loans from others amounted to approximately US$10.5 billion, compared to US$9.5 billion as of December 31, 2015. The increase in the principal amounts of our external indebtedness is mainly the result of the issuance of US$1.2 billion of bonds by GTH Finance B.V.

        During 2015, we repaid approximately US$4,840 million of indebtedness and raised approximately US$2,052 million. As of December 31, 2015, the principal amounts of our external indebtedness for bank loans, bonds, equipment financing, and loans from others amounted to approximately US$9.5 billion.

        The following table provides a summary of our outstanding indebtedness with an outstanding principal balance as of December 31, 2017 and 2016.

						Principal amount outstanding (in millions of US$)
Borrower	Type of debt	Guarantor	Currency	Interest rate	Maturity	2017	2016
VEON Holdings	Loans	None	RUB	8.75% - 10.0%	2022	2,474	—
VEON Holdings	Notes	2016: PJSC VimpelCom 2017: None	US$	5.2% - 5.95%	2019 - 2023	1,554	1,554
VEON Holdings	Notes	None	US$	3,95% - 4,95%	2021 - 2024	1,500	—
VEON Holdings	Loans	None	EUR	3mEURIBOR + 1.9% - 2.75%	2022	752	—
VEON Holdings	Notes	PJSC VimpelCom	US$	7.5%	2022	628	1,629
VEON Holdings	Syndicated loan (RCF)	None	US$	1mLIBOR + 2.25%	2018	250	—
VIP Finance Ireland	Eurobonds	None	US$	7.748% - 9.1%	2018 - 2021	543	1,150
VEON Holdings	Notes	None	RUB	9.0%	2018	208	198
GTH Finance B.V.	Notes	VEON Holdings B.V.	US$	6.25% - 7.25%	2020 - 2023	1,200	1,200
PMCL	Loans	None	PKR	6mKIBOR + 0.35% - 0.8%	2020 - 2022	379	166
PMCL	Loan	Exportkreditnämnden (The Swedish Export Credit Agency)	US$	6mLIBOR + 1.9%	2020	212	231
Banglalink Digital Communications Ltd.	Senior Notes	None	US$	8.6%	2019	300	300
Omnium Telecom Algeria SpA	Syndicated loan	None	DZD	Bank of Algeria re-discount rate + 2.0%	2019	—	340
VEON Amsterdam	Loan	None	US$	1mLIBOR + 3.3%	2017	—	1,000
PJSC VimpelCom	Loan	None	RUB	12.75%	2017 - 2018	—	1,021
PJSC VimpelCom	Ruble Bonds	None	RUB	10.0% - 11.9%	2017	19	660
	Other loans					1,084	1,040

	Total bank loans and bonds					11,103	10,489

        Many of the agreements relating to this indebtedness contain various covenants, including financial covenants relating to our financial performance or financial condition, as well as negative pledges, compliance with laws requirements, and restrictions on mergers, acquisitions and certain asset disposals. In addition, certain of these agreements subject certain of our subsidiaries to restrictions on their ability to pay dividends, make loans or repay debts to us. Our financing agreements have various customary events of default which can be triggered by events including non-payment, breach of applicable covenants, loss of certain mobile licenses, non-payment cross-default, cross-acceleration, certain judgment defaults, certain material adverse events and certain insolvency events. Some of our financing agreements also contain "change of control" provisions that may allow the lenders to cancel the facility and/or to require us to make a prepayment if a person or group of persons (with limited exclusions) acquire beneficial or legal ownership of, or control over more than 50.0% of, the voting share capital, or in certain cases of VEON Ltd., ceases to control more than 50.0% of the borrower's voting share capital.

        For additional information on our outstanding indebtedness, see Note 17 to our audited consolidated financial statements. For information relating to our financing activities in 2017, and the period subsequent to December 31, 2017, see Note 17 and Note 27, respectively, to our audited consolidated financial statements. For a description of some of the risks associated with certain of our indebtedness, see "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital."

Cash and Deposits Subject to Currency and Contractual Restrictions

        As of December 31, 2017, our cash and deposit balances were equal to US$1,374 million. US$444 million (32% of total group cash and deposits) were denominated in U.S. dollars and approximately 55% of the U.S. dollar denominated cash was held in VEON's headquarter entities.

        In addition, as of December 31, 2017, funds worth US$987 million were pledged as a collateral for the MTO by VEON Holdings B.V. and therefore classified as restricted funds under other financial assets. For further details, see "Item 4—Information on the Company—Overview—Recent Developments—VEON Holdings B.V. submits cash tender offer in relation to GTH" and the Notes 5 and 17 to our audited consolidated financial statements.

        On September 2, 2017, the Government of Uzbekistan announced the liberalization of currency exchange rules, effective from September 5, 2017. The Central Bank of Uzbekistan set the official exchange rate of 8,100 Uzbek som per U.S. dollar, which represented nearly a halving of the value of the Uzbek som to the U.S. dollar. On December 22, 2017, VEON announced that its subsidiary, PJSC VimpelCom, had successfully repatriated a net amount of approximately US$200 million from Unitel.

        For more information about the currency restrictions in our countries of operation, see "—Factors Affecting Comparability of Financial Position and Results of Operations—Foreign Currency Controls and Currency Restrictions" and Notes 18 and 26 to our audited consolidated financial statements.

        For a description of certain risks associated with restrictions in our countries of operation relating to our ability to pay dividends, make loans or repay debts, see "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and translation risks," "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—As a holding company, VEON Ltd. depends on the performance of its subsidiaries and their ability to pay dividends, and may therefore be affected by changes in exchange controls and currency restrictions in the countries in which its subsidiaries operate" and "Item 3—Key Information—D. Risk Factors—Risks Related to Our Markets—The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which we can conduct business and currency control requirements restrict activities in certain markets in which we have operations."

Earnings Subject to Indefinite Investment

        During 2017, we recorded a deferred tax liability of US$116 million relating to the tax effect of our undistributed profits that will be distributed in the foreseeable future, primarily in relation to our Russian, Algerian and Pakistani operations. The undistributed earnings of our foreign subsidiaries (outside the Netherlands) which are indefinitely invested and will not be distributed in the foreseeable future, amounted to approximately US$6,833 million as of December 31, 2017. For more information, see Note 12 to our audited consolidated financial statements.

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

        During 2017, our capital expenditures remained stable with US$1,791 million in 2017 compared to US$1,741 million in 2016.

        During 2016, our capital expenditures were US$1,741 million compared to US$2,034 million in 2015, in each case, excluding capital expenditures in Italy. The decrease in capital expenditures was primarily due to functional currency depreciation against the U.S. dollar and efficiencies reached by the performance transformation program.

        We expect that our capital expenditures in 2018 will mainly consist of the maintenance of our existing networks as well as the increase of capacity due to data traffic growth and 3G and 4G/LTE deployment, in particular in relation to the new 4G/LTE license in Pakistan, Bangladesh and Ukraine and investments in fixed-line networks in Russia.

        Our management anticipates that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from: cash we currently hold; operating cash flows; export credit agency guaranteed financing; borrowings under bank financings, including credit lines currently available to us; syndicated loan facilities; and debt financings from international and local capital markets.

        Our management expects positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets. The actual amount of debt financing that we will need to raise will be influenced by our financing needs, the actual pace of traffic growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. See "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital" and "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to raise additional capital, or we may only be able to raise additional capital at significantly increased costs."

        We had an undrawn amount of US$2,185 million and US$2,330 million under existing credit facilities (excluding credit facilities in Italy Joint Venture) as of December 31, 2017 and March 1, 2018, respectively. For more information on our existing undrawn credit facilities, see Note 4 to our audited consolidated financial statements.

        Our future cash needs are subject to significant uncertainties. For instance, we are exposed to the impact of future exchange rates on our U.S. dollar denominated debt obligations and future requirements for U.S. dollar denominated capital expenditures, which are generally funded by functional currency cash flows of our subsidiaries. Remittances from our subsidiaries may also be restricted by local regulations or subject to material taxes when remitted. In addition, we have recently had material cash outflows with respect to the agreements with the SEC, DOJ and OM. Despite these uncertainties, we believe that our cash flows from operations and other sources of funds described above will be sufficient to meet our short-term and foreseeable long-term cash requirements.

Contractual Obligations

        As of December 31, 2017, we had the following contractual obligations in relation to our continuing operations, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancellable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements. For information relating to our outstanding indebtedness subsequent to December 31, 2017, see Note 27 to our audited consolidated financial statements.

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual Obligations(1)
Bank loans and bonds(2)	13,735	1,862	4,141	4,958	2,774
Non-cancellable lease obligations	466	70	151	78	167
Purchase obligations(3)	861	595	266	—	—
Total	15,062	2,527	4,558	5,036	2,941

(1)
Debt payments could be accelerated upon violation of debt covenants.

(2)
Obligations for bank loans and bonds, equipment financing and loans from others represent anticipated undiscounted future cash flows, including interest. For further information on interest rates on our long-term debt, see "—Consolidated Cash Flow Summary—Financing Activities."

(3)
Purchase obligations primarily include our material contractual legal obligations for the future purchase of equipment and intangible assets.

        Other than the debt obligations described in "—Consolidated Cash Flow Summary—Financing Activities" and in Note 27 to our audited consolidated financial statements, we have not had any material changes outside the ordinary course of our business in the specified contractual obligations.

Research and Development

        We now have the capacity to launch 4G/LTE in each of our reportable segments. We have acquired new spectrum in several operating companies to boost our network capacity, enhance spectral efficiency and enable the launch of new Radio Access Networks Technologies. For example, we have migrated old solutions for fixed wireless replacement to 4G/LTE solutions in the 450 MHz band in Armenia. In Russia, we are working closely with a number of vendors to undertake joint research and testing of technologies, with a focus on 5G, LTE Advanced Pro and LTE-unlicensed technology. For a discussion of the risks associated with new technology, see "Item 3—Key Information—D. Risk Factors—Risks Related to the Industry—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially harm our business."

Off-Balance Sheet Arrangements

        We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Party Transactions

        We have entered into transactions with related parties and affiliates. See "Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions" and Note 25 to our audited consolidated financial statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

        As of March 1, 2018, the members of our supervisory board were as follows:

Name	Age(1)	Position
Ursula Burns	59	Chairman of supervisory board
Stan Chudnovsky	47	Director
Mikhail M. Fridman	53	Director
Gennady Gazin	53	Director
Andrei Gusev	45	Director
Gunnar Holt	63	Director
Sir Julian Horn-Smith	69	Director
Jørn P. Jensen	53	Director
Guy Laurence	56	Director
Alexey Reznikovich	49	Director
Alexander Pertsovsky	49	Alternate Director (Alexey Reznikovich)

(1)
As of March 1, 2018.

        The members of our current supervisory board were elected at the July 24, 2017 annual general meeting of shareholders in accordance with our bye-laws and will serve until the next annual general meeting, unless any members are removed from office or their offices are vacated in accordance with our bye-laws.

        As of March 1, 2018, the members of our management board were as follows. On February 15, 2018, Jon Eddy and Mikhail Gerchuk stepped down from their roles as Head of Emerging Markets and Head of Eurasia, respectively.

Name	Age(1)	Position
Jean-Yves Charlier	54	Group Chief Executive Officer
Trond Odegard Westlie	56	Group Chief Financial Officer
Scott Dresser	50	Group General Counsel
Yogesh Malik	45	Group Chief Technology Officer
Mark MacGann	47	Group Chief Corporate & Public Affairs Officer
Christopher Schlaeffer	48	Group Chief Digital Officer
Jacky Simmonds	54	Group Chief People Officer
Joshua Drew	50	Group Chief Compliance Officer
Kjell Morten Johnsen	50	Head of Major Markets
Peter Chernyshov	49	Head of Eurasia & CEO of Ukraine
Aamir Hafeez Ibrahim	49	Head of Emerging Markets & CEO of Pakistan
Vasyl Latsanych	45	CEO of Russia
Matthieu Galvani	48	CEO of Algeria
Erik Aas	51	CEO of Bangladesh
Oleksandr Komarov	45	CEO of Kazakhstan

(1)
As of March 1, 2018.

Supervisory Board

        Ursula Burns has been Chairman of the VEON Ltd. supervisory board since July 2017. Ms. Burns is chairman of our compensation committee. Ms. Burns brings extensive international experience to the role having served as Chairman and Chief Executive Officer of Xerox Corporation (2009 - 2016). During her tenure as CEO, she helped the company transform from a global leader in document technology to the world's most diversified business services company serving enterprises and governments of all sizes. Most recently in 2016, she led Xerox through a successful separation into two independent, publicly traded companies. Ms. Burns also regularly appears on Fortune's and Forbes' list of the world's most powerful women, and is a board director of American Express, Nestlé, Exxon Mobile and Uber. U.S. President Barack Obama appointed Ms. Burns to help lead the White House national program on Science, Technology, Engineering and Math (STEM) from 2009-2016, and she served as chair of the President's Export Council from 2015-2016 after service as vice chair from 2010-2015.

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

        Mikhail M. Fridman has been a director of VEON Ltd. since April 2010. Mr. Fridman was a member of the board of directors of OJSC VimpelCom from July 2001 until April 2010. He currently serves as a member of the board of directors of JSC Alfa-Bank, ABH Holdings S.A as well as Chairman of the Supervisory Boards of the Alfa Group Consortium and Director of LetterOne Holdings SA and LetterOne Investment Holdings SA. Mr. Fridman also serves as a member of the Supervisory Board of X5 RETAIL GROUP N.V. and DEA Deutsche Erdoel A.G. He is a member of the Public Chamber of the Russian Federation. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal Metallurgical Works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986 and in 1989, together with his partners, founded the Alfa Group Consortium.

        Gennady Gazin has been an alternate director of VEON Ltd. since October 2014 and a director of VEON Ltd. since June 2015. Mr. Gazin is serving as chairman of VEON Ltd.'s nominating and corporate governance committee and as a member of our audit and risk committee. He served as chairman of its special committee overseeing the internal investigation and the company's response to the inquiries by various authorities until its dissolution on August 3, 2016. Mr. Gazin currently serves as an Affiliate Partner at Lindsay Goldberg, a New York based private equity firm; Director at GeoAlliance, an oil and gas production company; and Chairman of the Board at Genesis Philanthropy Group. From 2007 to 2012, Mr. Gazin served as CEO of EastOne, an international investment advisory group. Prior to EastOne, Mr. Gazin worked at McKinsey & Company's New York and Moscow offices for 14 years, during which time he was an active member of the Telecommunications practice and also served as the Senior Partner responsible for McKinsey's CIS practice. Mr. Gazin started his professional career as a systems and telecommunications engineer at Bell Communications Research/Tellcordia and General Dynamics in the USA. Mr. Gazin received a bachelor's degree in Electrical Engineering from Cornell University in 1987, a master's degree in Electrical Engineering from Stanford University in 1988 and an M.B.A. from the Wharton School of Business at the University of Pennsylvania in 1993.

        Andrei Gusev has been a director of VEON Ltd. since April 2014. Mr. Gusev is serving as chairman of VEON Ltd.'s finance committee and as a member of its nominating and corporate governance committee. Mr. Gusev is a senior partner at LetterOne Telecom (UK) LLP, joining in 2014, and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was Chief Executive Officer of X5 Retail Group N.V. from 2011 to 2012 and prior to that, from 2006 to 2010, served as its Director of Business Development and M&A. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received an M.B.A. from the Wharton School at the University of Pennsylvania in 2000 and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994.

        Gunnar Holt has been a director of VEON Ltd. since June 2015. Mr. Holt is serving as a member of VEON Ltd.'s audit and risk committee and of its nominating and corporate governance committee. Mr. Holt was a Senior Advisor at Telenor ASA from 2006 to 2017 and previously served as Group Finance Director. From 1995 to 1999, he worked at Aker ASA and Aker RGI ASA, serving as Executive Vice President and CFO. From 1986 to 1995, he held various leadership positions in the Aker Group, including Deputy President of Norwegian Contractors AS, Executive Vice President and Chief Financial Officer of Aker Oil and Gas Technology AS, President of Aker Eiendom AS, and Finance and Accounting Director of Aker Norcem AS. From 1978 to 1986, he served as Executive Officer and Special Advisor in the Norwegian Ministry of Petroleum and Energy. Mr. Holt holds a Doctor of Business Administration degree and Advanced Postgraduate Diploma in Management Consultancy from Henley Management Collage, Brunel University, in the United Kingdom; an M.B.A. from the University of Queensland in Australia, and an M.B.A. in finance from the University of Wisconsin. He also received a Diplomøkonom from The Norwegian School of Management. Mr. Holt has served on a number of corporate boards.

        Sir Julian Horn-Smith has been a director of VEON Ltd. since July 2014. Sir Julian served as a member of VEON Ltd.'s special committee overseeing the internal investigation and the company's response to the inquiries by various authorities until its dissolution on August 3, 2016. Sir Julian is active in the global telecommunications sector as a Senior Advisor to UBS Investment Bank, in London and Senior Advisor to CVC (Telecoms and Media). He also serves as an advisor to LetterOne. Sir Julian previously served as Senior Advisor to the Etisalat Group board from 2011 to 2014. Sir Julian was a member of the founding management team of Vodafone Group Plc. He retired from Vodafone in July 2006, where he held a number of senior positions, including Deputy Chief Executive Officer and member of the board. He currently serves as a member of the board of Digicel, a Caribbean and Pacific operator. Sir Julian is also Chairman of eBuilder, based in Sweden. He is a Pro Chancellor at Bath University and chairs the University's School of Management Advisory Board. He is the Founder and Co-Chair of The TATLIDiL Conference (British and Turkish Conference). During his career in international telecommunications, Sir Julian has served as Chair of both the Mannesmann Supervisory and Management boards, as well as a Director on a number of company boards, including Lloyds Banking Group plc, Smiths Group, China Mobile, eAccess in Japan, De la Rue plc, Verizon Wireless and SFR in France. Sir Julian earned a Bachelor of Science in economics from University of London in 1970 and a Master of Science from University of Bath in the United Kingdom in 1979.

        Jørn P. Jensen has been a director of VEON Ltd. since August 2016. Mr. Jensen is chairman of our audit and risk committee. In September 2017, Mr. Jensen was appointed as Chief Financial Officer of Dyson Ltd., and as a Director of various entities forming part of the Dyson Group. Mr. Jensen has been a Director of Danske Bank A/S since March 2012, and is also a Director of Green Mobility A/S. Mr. Jensen has previously held senior roles, including Deputy Chief Executive Officer and Group Chief Financial Officer, at Carlsberg between 2000 and 2015. Mr. Jensen has served as a Member of the Committee on Corporate Governance in Denmark since 2012, and has previously served on a number of corporate boards, including DONG Energy A/S (2010 to 2015), Brightpoint Inc., Lauritzen

Fonden/Vesterhavet A/S, and Royal Scandinavia A/S. Mr. Jensen received a Bachelor of Science in Economics from Copenhagen Business School in 1986, and a Master of Science in Economics and Business Administration from Copenhagen Business School in 1988.

        Guy Laurence has been a director of VEON Ltd. since July 2017. Mr. Laurence is serving as a member of VEON Ltd.'s compensation committee and of its finance committee. Mr. Laurence brings more than 30 years of global experience in telecommunications, media and pay television. Mr. Laurence was previously CEO at Rogers, a CDN$14bn telecoms and media group in Canada, and prior to that he worked at Vodafone for thirteen years holding several senior positions including CEO of Vodafone UK, operating in one of the most competitive and mature communications markets in the world, and CEO of Vodafone Netherlands. Mr. Laurence holds a number of directorships, including of Vodafone UK Ltd., Maple Leaf Sports & Entertainment, Chelsea FC plc and Chelsea Football Club Ltd.

        Alexey M. Reznikovich has been a director of VEON Ltd. since April 2010 and served as Chairman from December 2012 until July 2017. Mr. Reznikovich was a member of the board of directors of PJSC VimpelCom from May 2002 until April 2010. Mr Reznikovich has been a Member of the Board of Directors at Qvantel Oy from November 2017. Mr. Reznikovich served as Managing Partner of LetterOne Technology from June 2014 to September 2017. Prior to joining LetterOne Technology, he was Chief Executive Officer of LLC Altimo from April 2005 to May 2014 and Chief Executive Officer of Altimo Holdings & Investments Ltd. from June 2006 to May 2014. He has been a member of the supervisory board of the Alfa Group Consortium since 2002, with overall responsibility for business development and management supervision of the group's assets. Mr. Reznikovich was a director of Golden Telecom from May 2007 until February 2008. In 2001, Mr. Reznikovich founded EMAX, a new business venture to develop internet centers in Russia and has been a director of EMAX and of CAFEMAX, an internet café chain, since February 2001. From December 1998 to 2000, Mr. Reznikovich was a partner at McKinsey & Co. Prior to his time at McKinsey, Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld in the United States. He graduated from the Economics Faculty of the Moscow State University and received an M.B.A. from Georgetown University in the United States and from INSEAD in France.

        Alexander Pertsovsky has been an alternate director for Alexey Reznikovich of the VEON Ltd. supervisory board since January 2018. Mr. Pertsovsky is serving as a member of VEON Ltd.'s compensation committee. Mr. Pertsovsky joined LetterOne Technology in London on 1 January 2018 from Bank of America Merrill Lynch. At Bank of America Merrill Lynch, Mr. Pertsovsky served as the Country Executive for Russia & CIS since February 2013. Prior to that, Mr. Pertsovsky was at Renaissance Capital, which he joined in 2002 and oversaw the institutional securities business and our activities in Russia. He became Chief Executive Officer of Renaissance Capital in 2007. Mr. Pertsovsky holds an MS degree in Applied Mathematics from the Moscow Institute of Radio, Engineering and Automation. He also received an M.B.A. from Columbia University in 2002.

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

        Trond Odegard Westlie joined VEON on October 2, 2017 and assumed his duties as Chief Financial Officer following the release of quarterly results on November 9, 2017. Mr. Westlie is an experienced financial executive having been Chief Financial Officer of AP Moller-Maersk from 2010 through 2016 and Chief Financial Officer of Telenor from 2005 through 2009. Mr. Westlie previously served as a member of the VEON supervisory board and chairman of our audit and risk committee between July 2014 and August 2016.

        Scott Dresser was appointed as Group General Counsel, with effect from September 1, 2014. Mr. Dresser was most recently Vice President of Global Strategic Initiatives at BirdLife International, a global conservation organization. Between 2006 and 2012, Mr. Dresser was with Virgin Media in the UK, including service as General Counsel, where he led its legal department and acted as principal liaison with Virgin Media's Board of Directors, as well as being a member of its Executive Management Team. He also previously held positions in the United States at White Mountains RE Group (which is the operating company of White Mountains Insurance Group Ltd), in the role of Senior Vice President and Associate General Counsel from 2005-2006; as Senior Advisor for Legal and Financial Affairs for the International Global Conservation Fund (an international environmental conservation organization) from 2002-2005; and positions at Morgan, Lewis & Bockius LLP and at Lord Day & Lord, Barrett Smith. Mr. Dresser studied at the Vanderbilt University School of Law and University of New Hampshire, and was admitted to the Bar, in New York and Connecticut, in 1993. Mr. Dresser is on the advisory board of BirdLife International.

        Yogesh Malik has served as Group Chief Technology Officer of VEON Ltd. since March 2014. Mr. Malik served as Chief Executive Officer of Uninor, an Indian mobile network operator majority owned by the Telenor Group, from May 2013 through November 2013 and prior to that, served in a variety of senior positions at Uninor from 2010, including COO covering the areas of Technology, Regulatory and Customer Care. Mr. Malik has also served as Head of Technology & Sourcing at Telenor Group headquarters in Norway, CTO of "Kyivstar" JSC in Ukraine and CTO of Grameenphone in Bangladesh. Prior to joining the Telenor Group, Mr. Malik worked for TIW, Tata/AT&T and Ericsson in various senior positions in a variety of countries. Mr. Malik has acted as the official spokesperson for VEON and helped implement innovative technology to overhaul the group's IT systems. Mr. Malik received an Engineering Degree in Electronics from MSU University, Baroda, India in 1993, and an Executive M.B.A. from IMD, Lausanne, Switzerland in 2008.

        Mark MacGann was appointed Group Chief Corporate & Public Affairs Officer in November 2017. Mr. MacGann was most recently Senior Board Advisor and Head of Public Policy EMEA at Uber, and led the company's public policy organization across Europe, the Middle East and Africa, making a major contribution to Uber's pioneering development in dozens of countries and hundreds of cities internationally. In prior roles, Mr. MacGann led government affairs and public policy for the New York Stock Exchange in the aftermath of the financial crisis. His leadership transformed DIGITALEUROPE, the technology industry's largest trade body into a highly effective lobbying organization in Europe. In addition, Mr. MacGann previously headed global and regional government affairs functions at Alcatel, the global telecom technology provider; and during his tenure as Associate Partner in New York, London and Paris offices of the leading strategic advisory firm, Brunswick Group, he advised global telecom, media and technology players on major cross-border transactions. Mr. MacGann holds degrees in politics and economics from the Institut d'Etudes Politiques, France and Kingston University, London.

        Christopher Schlaeffer has served as Chief Commercial and Digital Officer since January 2016, with responsibility for the development of new digital services and telecommunications propositions and for leading our global brand and commercial functions as well. Mr. Schlaeffer joined VEON from his role as Founder and Chief Executive Officer of two tech startups in Berlin and London which he served from 2010 until today. Prior to that, Mr. Schlaeffer was with Deutsche Telekom for 12 years as the group's Chief Product and Innovation Officer, Corporate Development Officer (with responsibility for Technology, IT, Innovation, R&D, and Venture Capital), Chief Strategy Officer and Chief Marketing Officer of the mobile division for T-Mobile International. He also served as a Member of the Executive Operating Board and played a key role in Deutsche Telekom's transformation. Mr. Schlaeffer holds a Master's degree from the Vienna University of Economics and is recognized as a "Young Global Leader" by the World Economic Forum.

        Jacky Simmonds was appointed as VEON's Group Chief People Officer in October 2017. Ms. Simmonds has experience across a number of sectors including travel, tourism and aviation in over 25 years working as an HR Executive, bringing particular expertise in leading significant transformations of organizations to become more digitally enabled businesses. Ms. Simmonds regularly features in the annual list of the top ten Most Influential HR Practitioners in the United Kingdom. Ms. Simmonds will be responsible for managing and leveraging the talent and experience across VEON's operating markets as well as developing a strategy to build a world-class HR function across the group. Prior to joining VEON, Ms. Simmonds was Group People Director at easyJet plc where she focused on organizational change, updating the ways of working, employee engagement and talent development. She played a crucial role in helping it shape itself for further growth and scale in Europe. Before joining easyJet plc, Ms. Simmonds was Group HR Director at TUI Group for over five years. Ms. Simmonds is also a Non-Executive Director at Ferguson Plc, where she chairs the Remuneration Committee, and is a member of the Nominations and Audit Committee.

        Joshua Drew has been VEON's Group Chief Compliance Officer since October 2017. Mr. Drew joined VEON in July 2016 as Associate General Counsel and was appointed Acting Group Chief Compliance Officer in March 2017. In his role as VEON's Group Chief Compliance Officer, Mr. Drew is responsible for leading a team of compliance professionals across all of VEON's operating markets to establish and implement an effective compliance program, while also advising senior management and the Supervisory Board on core compliance, risk and governance issues. Prior to joining VEON, Mr. Drew was Vice President and Associate General Counsel for over five years at Hewlett-Packard Enterprise and Hewlett-Packard, with responsibility for investigations and anti-corruption compliance. Mr. Drew also previously served as a prosecutor with the U.S. Department of Justice for ten years. Mr. Drew has a B.A. from Wesleyan University and a J.D. from Northwestern University School of Law.

        Kjell Morten Johnsen has been VEON's Head of Major Markets, with responsibility for our business in Russia and the Italy Joint Venture since August 2016. Mr. Johnsen joined VEON from Telenor, where he was head of Telenor Europe with previous roles as CEO of Telenor Serbia, as well as Senior Vice President and Head of Telenor Russia, Telenor Central & Eastern Europe. He was also a member of VEON Ltd.'s supervisory board from 2010 until 2015 and PJSC's Board of Directors from 2007 to 2013. Prior to entering the telecommunications industry in 2000, Mr. Johnsen worked for Norsk Hydro in France and Ukraine, and Scandsea International in Norway and Russia. Mr. Johnsen, has an M.B.A. from the Norwegian School of Economics and Business Administration, and has attended the University of Oslo, Norwegian School of Management, and Nord University Business School.

        Peter Chernyshov has been Chief Executive Officer of Ukraine since June 2014 and Head of Eurasia since February 2018. From 2006 to 2014, Mr. Chernyshov held various leadership roles in Carlsberg Ukraine and Slavutich Brewery (part of the Carlsberg Group). From 1999 to 2006, Mr. Chernyshov occupied several positions in the companies of BBH (Baltic Beverage Holding, now part of the Carlsberg Group), working at different times in three countries: from 1999 to 2000 as the Business controller for Russian operations in the BBH HQ Stockholm, Sweden; from 2001 to 2002, as the CFO of BBH in Kiev, Ukraine; from 2003 to April 2006, as the CEO of Vena Breweries, Saint Petersburg and Chelyabinsk, Russia; and from August 2005 to April 2006, as Vice President, Finance at

Baltika, Saint Petersburg, Russia. Mr. Chernyshov has served as member of the board of the American Chamber of Commerce (ACC) in Ukraine. Mr. Chernyshov received a Master's degree in mathematics from Ural State University in 1990 and an M.B.A. from Kingston University Business School in 2001.

        Aamir Hafeez Ibrahim has been the Chief Executive Officer of our operations in Pakistan since July 2016 and Head of Emerging Markets since March 2018. Prior to his position as CEO, Mr. Ibrahim was Mobilink's Deputy CEO and Chief Commercial Officer. Mr. Ibrahim has over two decades of international experience as a senior executive across multiple industries and continents. Prior to joining Mobilink, he was the Senior Vice President for Telenor Group, where he led distribution initiatives across Asia. Mr. Ibrahim has also held senior leadership positions at Ford Motor Company, Jaguar & Land Rover. Mr. Ibrahim has extensive experience specifically in strategic marketing, sales and distribution, analytics, product development, government and regulatory management, business planning, M&A, public relations and crisis management. Mr. Ibrahim has an undergraduate degree in Accounting from the University of Texas and an MBA from IMD in Switzerland. In 2012, he received an Advanced Management Program diploma from Harvard Business School. Mr. Ibrahim has lived and worked across multiple cultures and countries including Thailand, Pakistan, the United Kingdom, the United Arab Emirates, Switzerland and the United States.

        Vasyl Latsanych has served as Chief Executive Officer of PJSC VimpelCom since January 10, 2018. Mr. Latsanych came to VEON from the MTS Group, where he held a number of senior roles, the most recent being Group Vice President for Strategy and Marketing. Mr. Latsanych also served on the board of directors of Sitronics Kasu, NVision Group, Medsi, SMM and several other MTS subsidiaries. Mr. Latsanych graduated from Lviv State Lysenko Institute in 1995, and received an Executive M.B.A. from the London Business School in 2001.

        Matthieu Galvani has been Chief Executive Officer of VEON's operations in Algeria, under the Djezzy brand since January 2016. Mr. Galvani has a deep knowledge of Algeria and emerging markets, with significant experience in senior executive roles in the industry and in the Middle East and North Africa. Mr. Galvani was previously Chief Commercial Officer for VEON's emerging markets, which serves 95 million customers in Algeria, Bangladesh and Pakistan. His previous roles include Chief Marketing Officer of Vivendi KenCell in Kenya from 2000 to 2004; Chief Commercial Officer of OTA from 2005 to 2009; Chief Commercial Officer of Tunisie Telecom from 2009 to 2014, and Chief Commercial Officer of Zain in Saudi Arabia from 2014 to 2016. Mr. Galvani, a French national, holds a Master's degree in Econometrics, and a post graduate degree in Energy Economics from the University of Paris X and the French Atomic Energy Agency (CEA).

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

Mr. Komarov received a degree in electronic devices engineering from the National Technical University of Ukraine 'Kyiv Polytechnic Institute' in 1995.

B. Compensation

        We paid our directors and senior managers an aggregate amount of approximately US$45 million for services provided during 2017, including approximately US$42 million for short-term employee benefits and approximately US$1 million for long-term employee benefits. For more information regarding our director and senior management compensation, including a description of applicable stock based and cash based plans, see Note 26 to our audited consolidated financial statements.

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

C. Board Practices

        VEON Ltd. is governed by our supervisory board, currently consisting of ten directors. Our bye-laws provide that our supervisory board consists of at least seven and no more than thirteen directors, as determined by the supervisory board and subject to approval by a majority of the shareholders voting in person or by proxy at a general meeting. We have not entered into any service contracts with any of our current directors providing for benefits upon termination of service.

        The supervisory board generally delegates management of our company to the management board which sub-delegates management to the CEO, subject to certain material business decisions that are reserved to the supervisory board. The management board consists of the CEO and other senior executives. The CEO has exclusive authority to identify and recommend our senior executives to the supervisory board for the supervisory board's approval.

        In the composition of our management and supervisory boards, we are committed to diversity of nationality, age, education, gender and professional background.

Group Executive Committee

        We have a group executive committee, which is a management advisory committee currently comprised of VEON Ltd.'s CEO, CFO, General Counsel, Chief Technology Officer, Group Chief Corporate & Public External Affairs Officer, Chief Digital Officer, Chief People Officer, Head of Major Markets, Head of Eurasia and Head of Emerging Markets. The group executive committee is focused on the management of the business affairs of VEON Ltd. and its subsidiaries as a whole, including execution of the group's competitive strategy, driving financial performance and overseeing and coordinating group-wide initiatives.

Committees of the Supervisory Board

        The committees of our supervisory board consist of: an audit and risk committee, a compensation committee, a nominating and corporate governance committee and a finance committee.

Audit and risk committee

        Our bye-laws provide that each member of the audit and risk committee is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. The audit and risk committee is primarily responsible for the following: the integrity of VEON Ltd.'s financial statements and its financial reporting to any governmental or regulatory body and the public; VEON Ltd.'s audit process; the qualifications, engagement, compensation, independence and performance of VEON Ltd.'s independent auditors, their conduct of the annual audit of the VEON Ltd.'s financial statements and their engagement to provide any other services; VEON Ltd.'s process for monitoring compliance with legal and regulatory requirements as well as VEON Ltd.'s corporate compliance codes and related guidelines, including the Code of Conduct; VEON Ltd.'s systems of enterprise risk management and internal controls; and VEON Ltd.'s compliance program. The audit and risk committee also supervises activities related to the DPA, the SEC Judgment and the Dutch Settlement Agreement, including but not limited to investigations and other disclosures required by the DPA and the SEC Judgment and our response to inquiries by the SEC, DOJ and OM. The current members of our audit and risk committee, Jørn Jensen (chairman), Gennady Gazin and Gunnar Holt, are expected to serve until our next annual general meeting.

        For details related to the agreements related to the investigations by the SEC, the DOJ and the OM, see Note 22 to our audited consolidated financial statements.

Compensation committee

        Our compensation committee is responsible for approving the compensation of the directors, officers and employees of VEON Ltd. and its subsidiaries, our employee benefit plans, any equity compensation plans of VEON Ltd. and its subsidiaries, and any contract relating to a director, officer or shareholder of VEON Ltd. or any of our subsidiaries or their respective family members or affiliates. The current members of our compensation committee, Ursula Burns (chairman), Alexander Pertsovsky, Guy Laurence, are expected to serve until our next annual general meeting.

Nominating and corporate governance committee

        Our nominating and corporate governance committee is responsible for coordinating the selection process for candidates to become directors and recommending such candidates to the supervisory board. The current members of our nominating and corporate governance committee, Gennady Gazin (chairman), Gunnar Holt and Andrei Gusev, are expected to serve until our next annual general meeting.

Finance committee

        Our finance committee is responsible for reviewing financial transactions, policies, strategies and the capital structure of VEON Ltd. and its subsidiaries. The current members of our finance committee, Andrei Gusev (chairman) and Guy Laurence, are expected to serve until our next annual general meeting.

D. Employees

        The following chart sets forth the number of our employees as of December 31, 2017, 2016 and 2015, respectively:

	As of December 31,
	2017	2016	2015
Russia(1)	22,031	23,668	29,255
Pakistan	4,175	4,603	6,361
Algeria	3,193	2,819	3,669
Bangladesh	1,178	1,326	2,194
Ukraine	2,656	2,502	2,945
Uzbekistan	1,333	1,240	1,241
HQ	640	566	345
Others(2)	4,732	5,270	6,311

Total(3)	39,938	41,994	52,321

(1)
In 2018, the total employee numbers in Russia are expected to increase by approximately 6,300 as a result of PJSC VimpelCom acquiring half of Euroset's retail stores. See "Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions—Joint Ventures and Associates—Euroset."

(2)
The total employee numbers for 2015 have been restated in our "Others" category because Kazakhstan is no longer a separate reportable segment and therefore it is included in our "Others" category for the year ended December 31, 2015, which is consistent with its classification in our "Others" category for the year ended December 31, 2016.

(3)
The total employee numbers for 2016 and 2015 have been adjusted to remove employees in operations that have been sold and exclude (i) the employees in our Historical WIND Business as of December 31, 2015 and (ii) the employees from the new Italy Joint Venture as of December 31, 2016.

        From time to time, we also employ external staff, who fulfill a position at the company for a temporary period of less than twelve months. We do not consider these employees to constitute a significant percentage of our employee totals and have not included them above.

        The following chart sets forth the number of our employees as of December 31, 2017, according to geographic location and our estimates of main categories of activities:

	As of December 31, 2017
Category of activity(1)	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan
Executive and senior management	14	18	11	14	13	20
Engineering, construction and information technology	1,772	742	821	343	1,025	320
Sales, marketing and other commercial operations	11,698	1,588	1,302	522	802	338
Finance, administration and legal	1,719	512	423	136	474	109
Customer service	5,213	530	405	95	113	293
Procurement and logistics	534	82	108	26	124	22
Other support functions	1,082	703	123	42	105	231

Total	22,031	4,175	3,193	1,178	2,656	1,333

(1)
A breakdown of employees by category of activity is not available for our HQ segment and our "Others" category.

        Our employees are represented by unions or operate collective bargaining arrangements in Armenia, Algeria, Kyrgyzstan, Ukraine, as are the Italy Joint Venture's employees. We consider relations with our employees to be generally good. In February 2016, BDCL experienced labor disruptions in connection with the implementation of our announced performance transformation program. Such disruptions have not had a significant impact on our operations. An application for the registration of a union within BDCL was rejected by the government authorities. A consequent notification has been made by UNI Global Union to the Dutch NCP and a process is ongoing. See "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may be adversely impacted by work stoppages and other labor matters."

E. Share Ownership

        To our knowledge, as of March 1, 2018, other than Mikhail Fridman, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. To our knowledge, Mr. Fridman has an indirect economic benefit in our shares held for the account of L1T VIP Holdings S.à r.l. ("L1T VIP Holdings") and, thus, may be considered under the definition of "beneficial owner" for purposes of this Annual Report on Form 20-F only, as a beneficial owner of the shares held for the account of L1T VIP Holdings. See "Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders."

        To our knowledge, as of March 1, 2018, Jean-Yves Charlier owned 497,756 of our ADSs, Ursula Burns owned 231,353 of our ADSs and Erik Aas owned 100,000 of our ADSs.

        To our knowledge, as of March 1, 2018, none of the other supervisory or management board members held any Common Shares or ADSs. To our knowledge, as of March 1, 2018, none of our directors or senior managers held any options on the company's common shares.

        For more information regarding share ownership, including a description of applicable stock based plans and options, see Note 25 to our audited consolidated financial statements.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        The following table sets forth information with respect to the beneficial ownership of VEON Ltd. as of March 1, 2018, by each person who is known by us to beneficially own 5.0% or more of our issued and outstanding shares. As of March 1, 2018, we had 1,756,731,135 issued and outstanding common shares and zero convertible preferred shares issued and outstanding. None of our shareholders has different voting rights. For a discussion of certain risks associated with our major shareholders, see "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—A disposition by our largest shareholder of its stake in VEON Ltd. or a change in control of VEON Ltd. could harm our business."

Name	Number of VEON Ltd. Common Shares	Percent of VEON Ltd. Issued and Outstanding Shares
L1T VIP Holdings S.à r.l.(1)	840,625,001	47.85%
Telenor East Holding II AS(2)	256,703,840	14.61%
Stichting Administratiekantoor Mobile Telecommunications Investor(3)	145,947,562	8.31%

(1)
As reported on Schedule 13D, Amendment No. 19, filed on April 1, 2016, by L1T VIP Holdings and LetterOne Investment Holdings S.A. with the SEC, L1T VIP Holdings is the direct beneficial owner of 840,625,001 of VEON Ltd.'s common shares, representing approximately 47.85% of VEON Ltd.'s issued and outstanding shares. Each of L1T VIP Holdings and LetterOne Investment Holdings S.A may be deemed the beneficial owner of 840,625,001 of VEON Ltd.'s common shares, representing approximately 47.85% of VEON Ltd.'s issued outstanding shares, held for the account of L1T VIP Holdings.

(2)
As reported on Schedule 13D, Amendment No. 40, filed on September 25, 2017, by Telenor East Holdings II AS, Telenor Mobile Holding AS and Telenor ASA with the SEC, Telenor is the direct beneficial owner of, and Telenor Mobile Holding AS and Telenor ASA may be deemed to be the beneficial owners of 256,703,840 of VEON Ltd.'s common shares. The common shares held by Telenor East represent approximately 14.61% of VEON Ltd.'s issued and outstanding shares.

(3)
As reported on Schedule 13G, filed on April 1, 2016, by Stichting with the SEC, Stichting is the direct beneficial owner of 145,947,562 of VEON Ltd.'s common shares. LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the 145,947,562 common shares represented by the depositary receipts. According to the conditions of administration entered into between Stichting and LetterOne ("Conditions of Administration") in connection with the transfer of 145,947,562 ADSs from LetterOne to Stichting on March 29, 2016, Stichting has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion, in accordance with the Conditions of Administration and Stichting's articles of association. Stichting is a foundation incorporated under the laws of the Netherlands. The common shares held by Stichting represent approximately 8.31% of VEON Ltd.'s issued and outstanding shares.

        Based on a review of our register of members maintained in Bermuda, as of March 1, 2018, a total of 1,228,276,403 common shares representing approximately 69.92% of VEON Ltd.'s issued and outstanding shares were held of record by BNY (Nominees) Limited in the United Kingdom as custodian of The Bank of New York Mellon for the purposes of our ADS program and a total of 510,912,045 common shares representing approximately 29.08% of VEON Ltd.'s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. and where ING Bank N.V. is acting as custodian of The Bank of New York Mellon, for the purposes of our ADS program, and a total of 17,542,687 common shares representing approximately 1.00% of VEON Ltd.'s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V., for the purposes of our common shares listed and tradable on Euronext Amsterdam. As of March 1, 2018, 22 record holders of VEON Ltd.'s ADRs, holding an aggregate of 498,849,387 common shares (representing approximately 28.40% of VEON Ltd.'s issued and outstanding shares), were listed as having addresses in the United States.

Changes in Percentage Ownership by Major Shareholders

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

        As reported on Schedule 13D, Amendment No. 19, filed on April 1, 2016 by L1T VIP Holdings and Letterone Investment Holdings S.A. with the SEC, L1T VIP Holdings transferred 145,947,562 of ADSs, representing rights with respect to 145,947,562 of VEON Ltd.'s common stock, to Stichting.

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

        As reported on Schedule 13D, Amendment 38, filed on April 12, 2017 by Telenor East Holding II AS, Telenor Mobile Holding AS and Telenor ASA with the SEC, Telenor East Holding II AS sold 70,000,000 of ADSs in VEON Ltd. pursuant to an underwritten offering.

        As reported on Schedule 13D, Amendment 40, filed on September 25, 2017 by Telenor East Holding II AS, Telenor Mobile Holding AS and Telenor ASA with the SEC, Telenor East Holding II AS sold 90,000,000 ADSs in VEON Ltd. pursuant to an underwritten offering.

Telenor Divestment

        Since September 2016, Telenor East Holding II AS has completed a series of offerings to divest its holdings of VEON's ADSs. Telenor has indicated that the September 2017 sale of VEON Ltd.'s ADSs was the final divestment by Telenor, as Telenor expects to use the balance of its remaining ADSs to exchange and redeem the outstanding exchangeable bond. For more information on Telenor's exchangeable bond, see "—B. Related Party Transactions—Major Shareholders and their Affiliates—Telenor."

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

        For more information on our related party transactions, see Note 26 to our audited consolidated financial statements.

Registration Rights Agreements

        The Registration Rights Agreement, as amended, between VEON Ltd., Telenor East and certain of its affiliates, Altimo Holdings & Investments Ltd. and Altimo Coöperatief U.A. requires us to use our best efforts to effect a registration under the Securities Act, if requested by one of the shareholders party to the Registration Rights Agreement, of our securities held by such party in order to facilitate the sale and distribution of such securities. Pursuant to the Registration Rights Agreement, we have filed a registration statement on Form F-3 with the SEC using a "shelf" registration process.

        Separately, in connection with a private offering by the Telenor East of US$1,000,000,000 in aggregate principal amount of 0.25 per cent bonds due 2019 (the "Bonds") that are exchangeable under certain conditions for up to a total at issuance of 204,081,633 of VEON Ltd.'s ADSs (subject to adjustment) to non-US persons pursuant to Regulation S under the Securities Act, VEON Ltd. entered into a registration rights agreement, dated September 21, 2016 (the "New Registration Rights Agreement") for the benefit of holders of the Bonds. Pursuant to the New Registration Rights Agreement, we filed a registration statement on Form F-3 with the SEC on September 30, 2016 using a "shelf" registration process, which Form F-3 was declared effective on October 13, 2016. The New Registration Rights Agreement requires us to use our commercially reasonable efforts to keep the shelf registration statement continuously effective under the Securities Act in order to permit the prospectus forming a part thereof to be usable by holders (subject to permitted suspension periods) for a period until the earliest of such time as all of the ADSs issuable or issued in exchange for or upon redemption of the Bonds have (i) been registered under the New Shelf Registration Statement and disposed of in accordance therewith, (ii) become eligible to be transferred without condition as contemplated by Rule 144 under the Securities Act, or any successor rule or regulation thereto that may be adopted by the SEC, or otherwise, no longer bear any restrictive legend and have become fungible with the VEON Ltd. ADSs issued under any VEON Ltd. ADS program or (iii) ceased to be outstanding.

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

Major Shareholders and their Affiliates

Telenor East

        In September 2016, Telenor East sold 163,875,000 of VEON Ltd.'s ADSs pursuant to an underwritten offering, in April 2017, Telenor East sold 70,000,000 of VEON Ltd.'s ADSs pursuant to an underwritten offering, and in September 2017, Telenor East sold 90,000,000 ADSs pursuant to an underwritten offering. In September 2016, in a transaction outside the United States to non-US persons pursuant to Regulation S under the Securities Act, Telenor East also issued a US$1,000,000,000 0.25% bond due 2019 that is exchangeable under certain conditions for up to a total at issuance of 204,081,633 of VEON Ltd.'s ADSs (subject to adjustment) at an exchange price representing a premium of 40% to the public offering price of the ADSs at the issue date.

        From March 2011 until December 2017, VEON Ltd. was a party to a service agreement with Telenor. Pursuant to the agreement, Telenor rendered to VEON Ltd. and its affiliates services related to telecommunications operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and VEON Ltd. VEON Ltd. paid Telenor US$1.5 million annually for the services. The agreement was terminated December 12, 2017 with effect from October 1, 2016.

        A number of our operating companies have roaming agreements with the following mobile operators that are Telenor affiliates: Telenor Sverige AB (Sweden); Telenor Norge AS (Norway); Telenor Denmark AS (Denmark); Telenor Serbia Ltd. (Serbia); Telenor d.o.o Podgorica (Montenegro); Telenor Magyarorszag Zrt. (Hungary); Telenor Bulgaria EAD (Bulgaria); Total Access Communication Public Company Limited (dtac) (Thailand); DiGi Telecommunications Sdn. Bhd. (Malaysia); Telenor Pakistan (Pvt) Ltd. (Pakistan); Telenor Myanmar Limited (Myanmar); Grameenphone Limited (Bangladesh).

LetterOne

        From December 2010 until March 2018, VEON Ltd. was a party to a General Services Agreement with L1HS Corporate Advisor Limited, part of the LetterOne Group, under which L1HS Corporate Advisor Limited rendered to VEON Ltd. and its affiliates services related to telecommunications operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by L1HS Corporate Advisor Limited and VEON Ltd. VEON Ltd. paid L1HS Corporate Advisor Limited annually US$1.5 million for the services. The agreement was terminated on December 12, 2017 with effect from March 12, 2018.

        From August 2013 until March 2018, VEON was also party to a Consultancy Deed with L1HS Corporate Advisor Limited, under which L1HS Corporate Advisor Limited provided additional consultancy services to VEON Ltd. for which VEON Ltd. paid US$3.5 million annually. The agreement was terminated on December 12, 2017 with effect from March 12, 2018.

Joint Ventures and Associates

Euroset

        In July 2017, PJSC VimpelCom, a subsidiary of VEON Ltd., and MegaFon entered into an agreement ending their retail joint venture, Euroset. The transaction closed on February 22, 2018. Under the agreement, MegaFon acquired PJSC VimpelCom's 50% interest in Euroset and PJSC VimpelCom agreed to pay RUB 1.2 billion (US$21 million as of December 31, 2017), subject to certain adjustments, and has acquired rights to 50% of Euroset's approximately 4,000 retail stores in Russia. As a result of the transaction, PJSC VimpelCom has fully disposed of its interest in Euroset with all of its rights and obligations.

WIND

        Following the classification of our operations in Italy as an asset held for sale and a discontinued operation from January 1, 2016 to November 5, 2016, the intercompany positions were disclosed as related party transactions and balances. Consequently, the outstanding balances and transactions occurred were treated as related party transactions during that period, mainly representing regular business activities, i.e., roaming and interconnect. For a discussion of the contribution and framework agreement entered into to form the Italy Joint Venture and the Shareholders' Deed and FinCo Shareholders' Deed setting out the terms through which the Italy Joint Venture and its subsidiaries are owned, controlled, managed and financed, see "Item 10—Additional Information—C. Material Contracts."

Supervisory Board and Management Board Members

        Compensation paid to the supervisory board and management board members is disclosed in "Item 6—Directors, Senior Management and Employees—B. Compensation."

        The company anticipates entering into an agreement with Guy Laurence under which he will provide certain consulting and advisory services relating to our digital offering. Under the agreement, Mr. Laurence would receive US$30,000 per year in compensation for his services. The initial term of the agreement is expected to be one year, while either party may terminate the agreement for any reason upon 30 days written notice.

        Except as specified above, during 2017 and through the date of this Annual Report on Form 20-F, none of our supervisory board and management board members have been involved in any related party transactions with us.

C. Interests of Experts and Counsel

        Not required.

ITEM 8.    FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        See "Item 18—Financial Statements" and the financial statements referred to therein.

Legal Proceedings

        For a discussion of legal or arbitration proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability, see Notes 22 (Provisions) and 26 (Risks, commitments, contingencies and uncertainties) to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

        We cannot predict the outcome of the various claims and legal actions in which we are involved beyond the information included in our financial statements, including any fines or penalties that may be imposed, and such fines or penalties could be significant. For information about certain risks related to current and potential legal proceedings, see "Item 3—Key Information—D. Risk Factors" and, in particular, "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We could be subject to criminal prosecution or civil sanction if we breach the DPA with the DOJ, the SEC Judgment or Dutch Settlement Agreement, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation."

Policy on Dividend Distributions

        In February 2018, our supervisory board approved a final dividend of US$17 cents per share, bringing total 2017 dividend to US$28 cents per share. The dividend, with a record date of March 5, 2018, was paid on March 13, 2018. The company will make appropriate tax withholdings of up to 15% when the dividend is paid to the company's share depositary, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, the final dividend of US$17 cents will be paid in euro.

        VEON is committed to paying a sustainable and progressive dividend based on the evolution of the company's equity free cash flow. The precise amount and timing of dividends for a particular year is subject to the approval of our supervisory board and compliance with the Companies Act and other applicable law.

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

        We cannot assure you we will continue to pay dividends on our common shares and ADSs in the future and any decision by VEON Ltd. not to pay dividends or to reduce dividend payments in the future could adversely affect the value of our common shares or ADSs. For more information regarding certain risks involved in connection with the recommendation and payment of dividends, see "Item 10—Additional Information—B. Memorandum and Articles of Association—Dividends and Dividend Rights," "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—As a holding company, VEON Ltd. depends on the performance of its subsidiaries and their ability to pay dividends, and may therefore be affected by changes in exchange controls and currency restrictions in the countries in which its subsidiaries operate" and "Item 3—Key Information—D. Risk Factors—Risks Related to the Ownership of Our ADSs—Various factors may hinder the declaration and payment of dividends."

Significant Changes

        Other than as disclosed in this Annual Report on Form 20-F, there have not been any significant changes since the date of the audited consolidated financial statements included as part of this Annual Report on Form 20-F.

ITEM 9.    THE OFFER AND LISTING

A. Offer and Listing Details

Price History

        The following table sets out, for the periods indicated, the reported high and low market quotations for our ADSs and for our common shares listed on Euronext Amsterdam. Each of our ADSs represents one of our common shares. We listed our ADSs on the NASDAQ Global Select Market on September 10, 2013. The ADSs were previously listed on the New York Stock Exchange. We listed on Euronext Amsterdam on April 4, 2017.

	NASDAQ				Euronext Amsterdam
	High		Low		High		Low
Monthly
September 2017	US$	4.40	US$	4.10	EUR	3.78	EUR	3.46
October 2017	US$	4.16	US$	3.84	EUR	3.60	EUR	3.34
November 2017	US$	4.13	US$	3.72	EUR	3.49	EUR	3.19
December 2017	US$	4.01	US$	3.75	EUR	3.70	EUR	3.17
January 2018	US$	4.01	US$	3.80	EUR	3.48	EUR	3.08
February 2018	US$	3.78	US$	2.89	EUR	3.18	EUR	2.42
Quarterly
First Quarter 2016	US$	4.26	US$	2.90	EUR	—	EUR	—
Second Quarter 2016	US$	4.22	US$	3.35	EUR	—	EUR	—
Third Quarter 2016	US$	4.48	US$	3.33	EUR	—	EUR	—
Fourth Quarter 2016	US$	3.98	US$	3.14	EUR	—	EUR	—
First Quarter 2017	US$	4.28	US$	3.93	EUR	—	EUR	—
Second Quarter 2017	US$	4.34	US$	3.68	EUR	3.99	EUR	3.38
Third Quarter 2017	US$	4.40	US$	3.89	EUR	3.78	EUR	3.40
Fourth Quarter 2017	US$	4.16	US$	3.72	EUR	3.70	EUR	3.17
Annually
2013(1)	US$	14.55	US$	7.23	EUR	—	EUR	—
2014	US$	12.80	US$	9.65	EUR	—	EUR	—
2015	US$	6.37	US$	3.29	EUR	—	EUR	—
2016	US$	4.48	US$	3.01	EUR	—	EUR	—
2017	US$	4.40	US$	3.68	EUR	3.99	EUR	3.17

(1)
New York Stock Exchange market quotations are included for the period prior to September 10, 2013.

B. Plan of Distribution

        Not required.

C. Markets

        Our ADSs are listed and traded on NASDAQ Global Select Market under the symbol "VEON." NASDAQ Global Select Market is the principal trading market for the ADSs.

        Our common shares are listed and traded on Euronext Amsterdam under the symbol "VEON."

        Under certain circumstances, holders of common shares listed on Euronext Amsterdam may convert such shares to ADSs listed on NASDAQ.

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

        Our bye-laws are split into two distinct sub-sets: Section A and Section B. Section A of our bye-laws were in effect until the October 4, 2009 shareholders agreement among VEON Ltd., Altimo Coöperatief U.A. and Telenor East Holding II AS in relation to VEON Ltd. (the "VEON Shareholders Agreement") terminated on December 10, 2011. Termination of the VEON Shareholders Agreement caused Section B of our bye-laws to automatically come into force to the exclusion of Section A of our bye-laws. References to our bye-laws in the following sections of this Item 10 are to Section B of our bye-laws.

Issued Share Capital

        As of December 31, 2017, the authorized share capital was US$3,064,171.83, divided into 2,759,171,830 common shares, par value US$0.001, and 305,000,000 convertible preferred shares, par value US$0.001, of which 1,756,731,135 common shares were issued and outstanding and zero convertible preferred shares were issued and outstanding. All issued and outstanding shares are fully paid.

        Subject to our bye-laws and to any shareholders' resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, our supervisory board has the power to issue any authorized but unissued shares on such terms and conditions as it may determine.

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

Shareholders' Meetings

        Shareholders' meetings are convened and held in accordance with our bye-laws and Bermuda law. Registered holders of shares as of the record date for the shareholder meeting may attend and vote.

Annual general meeting

        Our bye-laws and Bermuda law provide that our annual general meeting must be held each year at such time and place as the CEO or the supervisory board may determine.

        Convening the annual general meeting requires that 30 clear days' prior notice be given to each shareholder entitled to attend and vote at such annual general meeting. The notice must state the date, place and time at which the meeting is to be held, that the election of directors will take place and, as far as practicable, any other business to be conducted at the meeting.

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

        Convening a special general meeting requires that 30 clear days' notice be given to each shareholder entitled to attend and vote at such meeting. The notice must state the date, place and time at which the meeting is to be held and as far as possible any other business to be conducted at the meeting.

        Our bye-laws state that notice for all shareholders' meetings may be given by:

  •
  delivering such notice to the shareholder in person;

  •
  sending such notice by letter or courier to the shareholder's address as stated in the register of shareholders;

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

        If no instruction is received from a holder of our ADSs, the Depositary shall give a proxy to an individual selected by the supervisory board to vote the number of shares represented by the uninstructed ADSs at any shareholders' meeting. The supervisory board's proxy designee will then vote the shares in accordance with the votes of all other shares represented and voting at the meeting, excluding any votes of any security holder of the company beneficially owning more than five percent of the securities entitled to vote at the meeting.

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

Transfer Restrictions

        For such time as all of our common shares are fully paid and listed on NASDAQ, Euronext Amsterdam (or another appointed exchange, as determined from time to time by the Bermuda Monetary Authority), there are no Bermuda law transfer restrictions applicable to the shares. Were any of our shares to not be fully paid, our bye-laws permit the supervisory board to decline to register a transfer. At such time as our common shares cease to be listed on NASDAQ, Euronext Amsterdam (or another appointed exchange, as determined from time to time by the Bermuda Monetary Authority), the Bermuda Exchange Control Act 1972 and associated regulations require that the prior consent of the Bermuda Monetary Authority be obtained for any transfers of shares.

Foreign Shareholders

        Our bye-laws have no requirements or restrictions with respect to foreign ownership of our shares.

Supervisory Board and Management Board

        VEON Ltd. is governed by our supervisory board, currently consisting of ten directors.

        Subject to certain material business decisions that are reserved to the supervisory board, the supervisory board generally delegates day-to-day management of our company to the management board which sub-delegates management to the CEO, other than the approval of financial statements of our subsidiary group companies and appointment of auditors of our subsidiary group companies where the authority matrix in our bye-laws delegates this authority from the management board to the CEO and the CFO, acting jointly. The management board consists of the CEO and other senior executives, including the CFO. The CEO has exclusive authority to identify and recommend our senior executives to the supervisory board for the supervisory board's ratification.

        All directors are elected by our shareholders to the supervisory board through cumulative voting. Each voting share confers on its holder a number of votes equal to the number of directors to be elected. The holder may cast those votes for candidates in any proportion, including casting all votes for one candidate.

        Under our bye-laws, the amount of any fees or other remuneration payable to directors is determined by the supervisory board upon the recommendation of the compensation committee. We may repay to any director such reasonable costs and expenses as he may incur in the performance of his duties.
        The supervisory board has the power to borrow on VEON Ltd.'s behalf and delegates that authority to the management board, subject to the restrictions set forth in our bye-laws, including that financing transactions, incurrence of indebtedness, guarantee or provision of security that (i) (x) exceed US$300 million (as determined by the CFO and VEON Ltd.'s General Counsel) or (y) are not solely among subsidiary group companies, and (2) involve pledging or otherwise encumbering the shares of any subsidiary group company (or affiliate thereof) in indebtedness in amount greater than US$50 million in each case, as determined by the CFO and VEON Ltd.'s General Counsel, still require the approval of the supervisory board.

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

C. Material Contracts

        The Contribution and Framework Agreement, dated as of August 6, 2015, as amended, by and among VEON Ltd., VimpelCom Amsterdam B.V., Hutchison, Hutchison Europe Telecommunications S.à r.l. and Hutchison 3G Italy Investments S.à r.l., sets out the terms on which the parties will form the equal joint venture holding company to own and operate their telecommunications businesses in Italy. A copy of this agreement is incorporated by reference as Exhibit 4.4 to this Annual Report on Form 20-F.

        The Shareholders' Deed, dated as of August 6, 2015, as amended, by and among Hutchison 3G Italy Investments S.à r.l., VimpelCom Luxembourg Holdings S.à r.l., Hutchison Europe Telecommunications S.à r.l., VEON Ltd. and Hutchison, sets out the terms on which Hutchison 3G Italy Investments S.à r.l. and its subsidiaries are owned, controlled, managed and financed following the completion of the Italy Joint Venture. A copy of this agreement is incorporated by reference as Exhibit 4.5 to this Annual Report on Form 20-F.

        The FinCo Shareholders' Deed, dated as of November 5, 2016, by and among VIP-CKH Ireland Limited, VimpelCom Luxembourg Holdings S.à r.l., Hutchison Europe Telecommunications S.à r.l., VEON Ltd. and Hutchison, sets out the terms on which VIP-CKH Ireland Limited is owned, controlled, managed and financed following the completion of the Italy Joint Venture. A copy of this agreement is incorporated by reference as Exhibit 4.6 to this Annual Report on Form 20-F.

        For more information regarding the Italy Joint Venture, see "Explanatory Note—Presentation of Financial Information of the Italy Joint Venture."

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

        For the purposes of Bermuda exchange control regulations, for such time as our ADSs remain listed on an appointed stock exchange (which includes the NASDAQ Global Select Market) or our common shares remain listed on an appointed stock exchange (which includes Euronext Amsterdam), there are no limitations on the issue and free transferability of our common shares or our ADSs representing common shares to and between non-residents of Bermuda for exchange control purposes. Certain issues and transfers of shares involving persons deemed resident in Bermuda for exchange control purposes may require the specific prior consent of the Bermuda Monetary Authority.

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

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury regulations, as well as judicial and administrative interpretations thereof, all as of the date of this Annual Report on Form 20-F. All of the foregoing authorities are subject to change or differing interpretation, which change or differing interpretation could apply retroactively and could affect the tax consequences described below. The statements in this Annual Report on Form 20-F are not binding on the U.S. Internal Revenue Service (the "IRS") or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

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

  •
  persons that actually or constructively own, or are treated as owning, 10% or more of our stock by vote or value;

  •
  persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

  •
  persons subject to special tax accounting rules as a result of any item of gross income with respect to our ADSs or common shares being taken into account in an applicable financial statement;

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

        As used herein, the term "U.S. Holder" means a beneficial owner of our ADSs or common shares that, for U.S. federal income tax purposes, is or is treated as:

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

        The tax treatment of a partner (or other owner) in an entity treated as a partnership for U.S. federal income tax purposes that holds our ADSs or common shares generally will depend on such partner's (or other owner's) status and the activities of the partnership. A partnership and a U.S. Holder that is a partner (or other owner) in such a partnership should consult its tax advisor.

        The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the common shares represented by the ADS. As a result, no gain or loss will generally be recognized upon an exchange of ADSs for common shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and us if as a result of such actions the holder of an ADS is not properly treated as the beneficial owner of underlying common shares.

Dividends and other distributions

        Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ADSs or common shares (including the amount of non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder's gross income in the year received (or deemed received), but only to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations.

        Dividends received by certain non-corporate U.S. Holders (including individuals) may be "qualified dividend income," which is taxed at the lower applicable capital gains rate, provided that (1) either (a) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company (as discussed below) nor treated as such with respect to the U.S. Holder for our taxable year in which the dividend is paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Under IRS authority, common shares, or ADSs representing such shares, generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our ADSs are. However, based on existing guidance, it is not entirely clear whether any dividends you receive with respect to the common shares will be taxed as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange for trading purposes. If we are treated as a resident of The Netherlands for purposes of Dutch tax law, we may be eligible for the benefits of the income tax treaty between the United States and The Netherlands. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or common shares.

        The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of common shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. Any further gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount will be U.S. source ordinary income or loss.

        The dividends will generally be foreign source and considered "passive category" income, and non-U.S. taxes withheld therefrom, if any, may be creditable against the U.S. Holder's U.S. federal income tax liability, subject to applicable limitations. If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or other taxable disposition of the ADSs or common shares

        Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of the ADSs or common shares, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in such ADSs or common shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the ADSs or common shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of the ADSs or common shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

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

        A U.S. Holder's initial U.S. federal income tax basis in the ADSs or common shares generally will equal the cost of such ADSs or common shares, as applicable. If a U.S. Holder used foreign currency to purchase the ADSs or common shares, the cost of the ADSs or common shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If the ADSs or common shares, as applicable, are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such ADSs or common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Passive Foreign Investment Company rules

        We will be classified as a passive foreign investment company (a "PFIC") for any taxable year if either: (1) at least 75% of our gross income is "passive income" for purposes of the PFIC rules or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ADSs or common shares, we would continue to be treated as a PFIC with respect to such investment unless (1) we cease to be a PFIC and (2) the U.S. Holder has made a "deemed sale" election under the PFIC rules.

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

        If we are considered a PFIC at any time that a U.S. Holder holds our ADSs or common shares, any gain recognized by the U.S. Holder on a sale or other disposition of our ADSs or common shares, as well as the amount of any "excess distribution" (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder's holding period for our ADSs or common shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its ADSs or common shares exceeds 125% of the average of the annual distributions on our ADSs or common shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our ADSs or common shares if VEON Ltd. is considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our ADSs or common shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC described above. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark to market treatment would likely not be available with respect to any such subsidiaries.

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

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

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

Foreign account tax compliance

        Pursuant to Sections 1471 through 1474 of the Code and applicable Treasury Regulations (commonly referred to as "FATCA"), a "foreign financial institution" may be required to withhold a 30% U.S. tax on certain "passthru payments" (each as defined in the Code), unless certain information reporting requirements are met. Under current guidance, such withholding would only apply to passthru payments made after December 31, 2018. While the company does not expect that it should be treated as a foreign financial institution for purposes of FATCA, such withholding may apply to passthru payments made with respect to any ADSs or common shares held by or through such a foreign financial institution (such as an intermediary). U.S. Holders should consult their own tax advisors regarding the potential impact of FATCA on them.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD

CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ADSS OR COMMON SHARES UNDER THE INVESTOR'S OWN CIRCUMSTANCES.

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

Dutch Tax Considerations

        This summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of our ADSs or our common shares and does not purport to describe every aspect of taxation that may be relevant to a particular holder. Tax matters are complex, and the tax consequences of the acquisition, ownership and disposal to a particular holder of ADSs or common shares will depend in part on such holder's circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the acquisition, ownership and disposal to you, including the applicability and effect of Dutch tax laws.

        Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this summary the terms "the Netherlands" and "Dutch" are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary assumes that VEON Ltd. is organized, and that its business will be conducted, in the manner outlined in this Annual Report on Form 20-F. A change to such organizational structure or to the manner in which VEON Ltd. conducts its business may invalidate the contents of this summary, which will not be updated to reflect any such change.

        This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Annual Report on Form 20-F. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

        The summary in this Dutch tax considerations paragraph does not address your Dutch tax consequences if you are a holder of ADSs or common shares who:

  •
  may be deemed an owner of ADSs or common shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

  •
  is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from ADSs or common shares;

  •
  is an investment institution as defined in the Dutch Corporation Tax Act 1969;

  •
  owns ADSs or common shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;

  •
  has a substantial interest in VEON Ltd. or a deemed substantial interest in VEON Ltd. for Dutch tax purposes. Generally, you hold a substantial interest if (a) you—either alone or, in the case of an individual, together with your partner or any of your relatives by blood or by marriage in the direct line (including foster-children) or of those of your partner for Dutch tax purposes—own or are deemed to own, directly or indirectly, ADSs or common shares representing 5.0% or more of the shares or of any class of shares of VEON Ltd., or rights to acquire, directly or indirectly, ADSs or common shares representing such an interest in the shares of VEON Ltd. or profit participating certificates relating to 5.0% or more of the annual profits or to 5.0% or more of the liquidation proceeds of VEON Ltd., or (b) your ADSs or common shares, rights to acquire ADSs or common shares or profit participating certificates in VEON Ltd. are held by you following the application of a non-recognition provision; or

  •
  is a corporate entity or taxable as a corporate entity and who is resident or deemed to be resident of Aruba, Curacao or Sint Maarten for tax purposes.

Taxes on income and capital gains

  Non-resident individuals

        If you are an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, you will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with your ADSs or common shares, except if:

  •
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

  •
  you derive benefits or are deemed to derive benefits from or in connection with ADSs or common shares that are taxable as benefits from miscellaneous activities performed in the Netherlands.

  Non-resident corporate entities

        If you are a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporation tax, you will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with ADSs or common shares, except if:

  i.
  you derive profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative your ADSs or common shares are attributable; or

  ii.
  you derive profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise your ADSs or common shares are attributable.

  General

        If you are neither resident nor deemed to be resident in the Netherlands, you will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of the execution and/or enforcement of the documents relating to the issue of ADSs or common shares or the performance by VEON Ltd. of its obligations under such documents or under the ADSs or common shares.

Dividend withholding tax

  General

        VEON Ltd. is generally required to withhold Dutch dividend withholding tax at a rate of 15.0% from dividends distributed by VEON Ltd., subject to possible relief under Dutch domestic law, the Treaty on the Functioning of the European Union or an applicable Dutch income tax treaty depending on a particular holder of ADSs' or common shares individual circumstances.

        The concept "dividends distributed by VEON Ltd." as used in this Dutch tax considerations paragraph includes, but is not limited to, the following:

  •
  distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

  •
  liquidation proceeds and proceeds of repurchase or redemption of ADSs or common shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

  •
  the par value of ADSs or common shares issued by VEON Ltd.to a holder of its ADSs or common shares or an increase of the par value of ADSs or common shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

  •
  partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) VEON Ltd.'s shareholders have resolved in advance to make such repayment and (b) the par value of the ADSs or common shares concerned has been reduced by an equal amount by way of an amendment to its memorandum of association.

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

F. Dividends and Paying Agents

        Not required.

G. Statement by Experts

        Not required.

H. Documents on Display

        We file and submit reports and other information with the SEC. Any documents that we file and submit with the SEC may be read and copied at the SEC's public reference room at 100 F Street, NE, Washington, D.C. 20549. We file our annual reports on Form 20-F and submit our quarterly results and other current reports on Form 6-K.

I. Subsidiary Information

        Not required.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.

        As of December 31, 2017 and 2016, the largest currency exposure risks for the group were in relation to the Bangladeshi taka, the Russian ruble, the Georgian lari, the Pakistani rupee, the Uzbek som, the Algerian dinar, the Ukrainian hryvnia, the Kazakh tenge and the euro, because the majority of our cash flows from operating activities in Bangladesh, Russia, Georgia, Pakistan, Uzbekistan, Algeria, Ukraine, Kazakhstan and the Italy Joint Venture's cash flows from operating activities are denominated in these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

        We hold approximately 60% of our cash and bank deposits in U.S. dollars (including the deposit of 987 million serving as collateral for the MTO which is classified as other financial assets in our financial statements) in order to hedge against the risk of functional currency devaluation.

        To reduce balance sheet currency mismatches, we hold part of our debt in Russian ruble, Pakistani rupee and other currencies. Nonetheless, if the U.S. dollar value of the Bangladeshi taka, the Russian ruble, the Georgian lari, the Pakistani rupee, the Uzbek som, the Algerian dinar, the Ukrainian hryvnia, the Kazakh tenge or the euro were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness as well as could adversely affect our financial condition and results of operations.

        For more information regarding our translation of foreign currency-denominated amounts into U.S. dollars and our exposure to adverse movements in foreign currency exchange rates, see "Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability of Financial Position and Results of Operations—Foreign Currency Translation," "Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability of Financial Position and Results of Operations—Inflation" and Notes 2 and 4 to our audited consolidated financial statements.

        Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. For more information on risks associated with currency exchange rates, see "Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and translation risks."

        The following table summarizes information, as of December 31, 2017, regarding the maturity of the part of our debt for which the foreign exchange revaluation directly affects our reported profit or loss:

	Aggregate nominal amount of total debt denominated in foreign currency outstanding as of December 31,
						More than 4 years	Fair Value as of December 31, 2017
	2017	2018	2019	2020	2021
Total debt:
Fixed Rate (US$)	852	679	378	377	—	—	939
Average interest rate	8.3%	8.2%	7.8%	7.7%	—	—	—
Fixed Rate (RUB)	2,682	2,474	2,474	1,984	798	—	2,767
Average interest rate	9.5%	9.6%	9.6%	9.6%	9.5%	—	—
Fixed Rate (other currencies)	65	65	46	28	—	—	73
Average interest rate	5.7%	5.7%	5.7%	5.7%	—	—	—
Variable Rate (US$)	212	137	75	—	—	—	218
Average interest rate	3.7%	3.7%	3.7%	—	—	—	—
Variable Rate (EUR)	752	752	752	481	60	—	781
Average interest rate	2.6%	2.6%	2.6%	2.5%	1.9%	—	—
TOTAL	4,563	4,108	3,725	2,870	858	—	4,779

        In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

        As of December 31, 2017, the variable interest rate risk on the financing of our group was limited as 80% of the group's total debt was fixed rate debt (taking into account the effect of interest rate swaps).

        For more information on our market risks and financial risk management for derivatives and other financial instruments, see Notes 4 and 17 to our audited consolidated financial statements.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

        Not required.

B. Warrants and Rights

        Not required.

C. Other Securities

        Not required.

D. American Depositary Shares

Fees Payable by our ADS holders

        The Bank of New York Mellon is the depositary for our ADSs. Our depositary collects its fees for delivery and surrender of ADSs directly from investors (or their intermediaries) depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by billing investors or by charging the book-entry system accounts of participants acting for them. According to our amended and restated deposit agreement with our depositary, dated December 29, 2017, holders of our ADSs may have to pay our depositary, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

For:	Persons depositing or withdrawing shares or ADS holders must pay to the depositary:
Issuance of ADRs, including issuances resulting from a distribution of our shares or rights or other property	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Any cash distribution to ADS holders	US$0.05 (or less) per ADS
Depositary service	US$0.05 (or less) per ADS per calendar year
Distribution of securities distributed to holders of deposited securities that are distributed to ADS holders	A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for ADS issuance
Transfer and registration of shares on our share register to or from the name of the depositary or its agent when a shareholder deposits or withdraws shares	Registration or transfer fees
Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary
Converting foreign currency to U.S. dollars	Expenses of the depositary
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the ADS depositary or its agents for servicing the deposited securities	As necessary

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

        From January 1, 2017 to December 31, 2017, the depositary reimbursed us or paid on our behalf approximately US$2.5 million for investor relationship programs or special investor relations promotional activities.

 PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        An evaluation was carried out under the supervision of and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. These disclosure controls and procedures include our Disclosure Review Committee's review of the preparation of our Exchange Act reports. The Disclosure Review Committee also provides an additional verification of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation, our CEO and CFO have concluded that as of December 31, 2017, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of VEON Ltd.'s published consolidated financial statements under generally accepted accounting principles.

        There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the company's policies and procedures may deteriorate.

        Our management has assessed the effectiveness of our company's internal control over financial reporting as of December 31, 2017. In making its assessment, our management has utilized the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and the Securities and Exchange Commission's Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act.

        As a result of management's assessment of our internal control over financial reporting as of December 31, 2017, management concluded that our internal control over financial reporting was effective.

Attestation report Independent Registered Public Accounting Firm

        PricewaterhouseCoopers Accountants N.V. ("PwC"), VEON Ltd.'s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of VEON Ltd.'s internal controls over financial reporting as of December 31, 2017, a copy of which appears in Item 18.

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

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The supervisory board has determined that Jørn P. Jensen, a member of our audit and risk committee, is a "financial expert," as defined in Item 16A of Form 20-F. Mr. Jensen is "independent," as defined in Rule 10A-3 under the Exchange Act. For a description of Mr. Jensen's experience, see "Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management—Supervisory Board—Jørn P. Jensen."

ITEM 16B.    CODE OF ETHICS

        Our group-wide Code of Conduct ("Code") applies to all VEON employees, officers and directors, including its principal executive officer, principal financial officer, and principal accounting officer. The Code includes a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, that establishes group-wide principles designed to deter wrongdoing and promote truthful, honest and ethical conduct, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of violations and accountability for adherence to the Code. Our Code is available on our website at http://www.veon.com (information appearing on the website is not incorporated by reference into this Annual Report on Form 20-F). In 2017, we amended our Code to: emphasize our anti-bribery and anti-corruption commitment; update our committee references; reflect the inclusion of our "SpeakUp" channels, including anonymous reporting options and our non-retaliation policy; enhance the applicability of the Code to third parties; and revise the anti-money laundering section. We will disclose any further amendment to the provisions of the Code or any waiver, including any implicit waiver, that our supervisory board may grant on our website at the same address.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers Accountants N.V. have served as our independent public accountants for the fiscal years ended December 31, 2017 and December 31, 2016, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Accountants N.V. and their member firms in 2017 and 2016.

	Year ended December 31,
	2017	2016
	(in millions of U.S. dollars)
Audit Fees	11.2	10.3
Audit-Related Fees	1.1	0.7
Tax Fees	—	0.3
All Other Fees	—	0.2

Total	12.3	11.5

Audit Fees

        Audit Fees mainly consisted of fees for the audit of the consolidated financial statements as of and for the years ended December 31, 2017 and 2016, the review of quarterly consolidated financial statements and services provided in connection with regulatory and statutory filings, including comfort letters, consents and Sarbanes-Oxley Section 404 attestation services.

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

Other Services

        Other services include survey services and generic training, as well as agreed-upon procedures not related to accounting records and systems.

Audit Committee Pre-Approval Policies and Procedures

        The Sarbanes-Oxley Act of 2002 required VEON Ltd. to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, VEON Ltd.'s audit and risk committee pre-approves the engagement terms and fees of VEON Ltd.'s independent public accountant for audit and non-audit services, including tax services. VEON Ltd.'s audit and risk committee pre-approved the engagement terms and fees of PricewaterhouseCoopers Accountants N.V. and its affiliates for all services performed for the fiscal year ended December 31, 2017.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        None.

ITEM 16G.    CORPORATE GOVERNANCE

        We comply with the corporate governance rules applicable to foreign private issuers listed on the NASDAQ Global Select Market.

        We are permitted to follow "home country practice" in Bermuda in lieu of the provisions of NASDAQ's corporate governance rules, except that we are required to: (1) have a qualifying audit committee under NASDAQ listing rule 5605(c)(3); (2) ensure that our audit committee's members meet the independence requirement under NASDAQ listing rule 5605(c)(2)(A)(ii); and (3) comply with the voting rights requirements under NASDAQ listing rule 5640.

        In accordance with NASDAQ listing rule 5615(a)(3)(B), the following is a summary of the "home country practices" in Bermuda that we follow in lieu of the relevant NASDAQ listing rules.

Disclosure of Third Party Director and Nominee Compensation

        NASDAQ listing rule 5250(b)(3) provides that each U.S. company listed on NASDAQ must disclose the material terms of all agreements and arrangements between any director or nominee for director, and any person or entity other than the company, relating to compensation or other payment in connection with such person's candidacy or service as a director of the company. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement, and some of our directors have agreements with persons or entities other than the company.

Director Independence

        NASDAQ listing rule 5605(b)(1) provides that each U.S. company listed on NASDAQ must have a majority of independent directors, as defined in the NASDAQ rules. Bermuda law does not require that we have a majority of independent directors. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement.

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

Independent Director Oversight of Director Nominations

        NASDAQ rule 5605(e)(1) requires that director nominees of U.S. listed companies are selected, or recommended for the board's selection, either by (1) a majority of the board's independent directors, as defined in the NASDAQ rules, in a vote in which only such independent directors participate or (2) a nominations committee composed solely of independent directors, as defined in the NASDAQ rules. Bermuda law does not impose any such requirement on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement regarding independent director oversight of director nominations. Our nominating and corporate governance committee is responsible for identifying and selecting candidates to serve as directors.

Compensation Committee

        NASDAQ rule 5605(d)(2) requires that U.S. listed companies have a compensation committee with at least two members and composed entirely of independent directors, as defined in the NASDAQ rules. In addition, the NASDAQ rules require a U.S. listed company's compensation committee to have a charter that meets the requirements of rule 5605(d)(1) and the responsibilities and authorities listed in rule 5605(d)(3). Bermuda law does not impose any such requirements on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirements described in this paragraph. However, our supervisory board has established a compensation committee, which currently comprises three directors and acts in an advisory capacity to our supervisory board with respect to compensation issues. The compensation committee is responsible for approving the compensation of the directors, officers and employees of VEON Ltd. and its subsidiaries, our employee benefit plans, any equity compensation plans of VEON Ltd. and its subsidiaries, and any contract relating to a director, officer or shareholder of VEON Ltd or any of our subsidiaries or their respective family members or affiliates.

        Our internal corporate governance rules do not require us to have independent directors (as defined under NASDAQ rules). We believe the structure and responsibilities of our compensation committee are adequate to ensure that appropriate incentives are in place for our officers and employees, and the current members of our compensation committee are not officers or employees of VEON Ltd.

Audit Committee

        NASDAQ rule 5605(c)(2)(A) requires that U.S. listed companies have an audit committee composed of at least three members, each of whom is an independent director, as defined in the NASDAQ rules. Bermuda law does not impose any such requirement on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement to have an audit committee with at least three members. However, our audit and risk committee currently comprises three directors, all of whom meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act. The audit and risk committee is primarily responsible for the appointment, compensation, retention and oversight of the auditors, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors.

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

ITEM 18.    FINANCIAL STATEMENTS

        The financial information required by this item, together with the report of PricewaterhouseCoopers Accountants N.V., is set forth on pages F-1 through F-110.

ITEM 19.    EXHIBITS

		Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith
1.1	Bye-laws of VEON Ltd. adopted on April 20, 2010 and Amended and Restated on March 30, 2017	20-F	001-34694	1.1	4/03/2017
1.2	Certificate of Incorporation, as amended, and Memorandum of Association	20-F	001-34694	1.2	4/03/2017
2.1	Form of Deposit Agreement (common shares), as amended, between VEON Ltd. and The Bank of New York Mellon, as depositary	F-6	333-164781	1	12/22/2017
2.2	Registration Rights Agreement, dated as October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS	F-4	333-164770	2.3	2/8/2010
2.3	Assignment, Assumption and Amendment Agreement to the Registration Rights Agreement, dated as of November 27, 2013, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS, Telenor East Invest AS and Telenor East Holding II AS	13D	005-85442	99.1	12/5/2013
2.4	Assignment, Assumption and Second Amendment Agreement to the Registration Rights Agreement, dated as of September 21, 2016, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Letterone Investment Holdings S.A., L1T VIP Holdings S.à r.l., Telenor Mobile Communications AS and Telenor East Holding II AS	6-K	001-34694	4.1	9/26/2016

		Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith
2.5	Registration Rights Agreement, dated as of September 21, 2016, by and among VimpelCom Ltd., Telenor East Holding and Morgan Stanley & Co. International plc, J.P. Morgan Securities plc, Citigroup Global Markets Limited and Credit Suisse Securities (Europe) Limited	6-K	001-34694	4.1	9/22/2016
2.6	Multicurrency Term and Revolving Facilities Agreement, dated as of February 16, 2017, by and among, inter alios, VimpelCom Holdings B.V. and Citibank Europe plc, UK Branch	20-F	001-34694	2.6	4/03/2017
4.1	Form of Indemnification Agreement	20-F	001-34694	4.3	6/30/2011
4.2	Executive Investment Plan	S-8	333-180368	4.3	3/27/2012
4.3	Director Investment Plan	S-8	333-183294	4.3	8/14/2012
4.4	Amendment and Restatement Deed relating to the Contribution and Framework Agreement, dated as of November 4, 2016, by and among VimpelCom Amsterdam B.V., VimpelCom Ltd., Hutchison Europe Telecommunications S.à r.l., CK Hutchison Holdings Limited and Hutchison 3G Italy Investments S.à r.l.(1)	20-F	001-34694	4.4	4/03/2017
4.5	Amendment and Restatement Deed relating to Shareholders' Deed, dated as of November 4, 2016, by and among Hutchison 3G Italy Investments S.à r.l., VimpelCom Luxembourg Holdings S.à r.l., Hutchison Europe Telecommunications S.à r.l., VimpelCom Ltd. and CK Hutchison Holdings Limited	20-F	001-34694	4.5	4/03/2017
4.6	FINCO Shareholders' Deed, dated as of November 5, 2016, by and among VIP-CKH Ireland Limited, VimpelCom Luxembourg Holdings S.à r.l, Hutchison Europe Telecommunications S.à r.l, VimpelCom Ltd and CK Hutchison Holdings Limited	20-F	001-34694	4.6	04/03/2017
8	List of Subsidiaries					*

Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350					*
15.1	Consent of PricewaterhouseCoopers Accountants N.V. (VEON Ltd.)					*
15.2	Consent of PricewaterhouseCoopers SpA (Italy Joint Venture)					*
99.1	Glossary of Telecommunications Terms					*
99.2	Regulation of Telecommunications					*
99.3	Consolidated financial statements of VIP-CKH Luxembourg S.à.r.l for the years ended December 31, 2017 and 2016					*
101.INS	XBRL Instance Document(2)					*
101.SCH	XBRL Taxonomy Extension Schema(2)					*
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase(2)					*
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase(2)					*
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase(2)					*
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase(2)					*

(1)
Confidential treatment has been granted for certain confidential portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. In accordance with Rule 24b-2, these confidential portions have been omitted from this exhibit and furnished separately to the Securities and Exchange Commission.

(2)
The following materials from the our Annual Report on Form 20-F for the year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated income statement for the year ended December 31, 2017, 2016 and 2015; (ii) Consolidated statement of comprehensive income for the year ended December 31, 2017, 2016 and 2015; (iii) Consolidated statement of financial position for the year ended December 31, 2017 and 2016; (iv) Consolidated statement of changes in equity for the year ended December 31, 2017, 2016 and 2015; (v) Consolidated statement of cash flows for the year ended December 31, 2017, 2016 and 2015; and (vi) Notes to consolidated financial statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

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

VEON LTD.
By:	/s/ JEAN-YVES CHARLIER
	Name:	Jean-Yves Charlier
	Title:	Chief Executive Officer
	Date:	March 15, 2018

Consolidated financial statements

VEON Ltd.

As of December 31, 2017 and 2016 and
For the three years ended
December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: the Supervisory Board and Shareholders of VEON Ltd. ("the Company")

Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated statements of financial position of VEON Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated income statement, statement of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operation and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

        The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

        Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Definition and Limitations of Internal Control over Financial Reporting

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Amsterdam, March 15, 2018
PricewaterhouseCoopers Accountants N.V.

/s/ F.P. Izeboud RA, CPA

We have served as the Company's auditor since 2014.

CONSOLIDATED INCOME STATEMENT

for the year ended December 31

(In millions of U.S. dollars, except per share amounts)	Note	2017	2016	2015
Service revenues*		9,105	8,553	9,313
Sale of equipment and accessories		244	184	190
Other revenues		125	148	103

Total operating revenues	8	9,474	8,885	9,606

Service costs*		(1,879)	(1,769)	(1,937)
Cost of equipment and accessories		(260)	(216)	(231)
Selling, general and administrative expenses	9	(3,748)	(3,668)	(4,563)
Depreciation	15	(1,454)	(1,439)	(1,550)
Amortization	16	(537)	(497)	(517)
Impairment loss	10	(66)	(192)	(245)
Loss on disposals of non-current assets		(24)	(20)	(39)

Total operating expenses		(7,968)	(7,801)	(9,082)

Operating profit		1,506	1,084	524

Finance costs		(935)	(830)	(829)
Finance income		95	69	52
Other non-operating losses, net	11	(97)	(82)	(42)
Share of (loss) / profit of joint ventures and associates	14	(412)	48	14
Impairment of joint ventures and associates	14	(110)	(99)	—
Net foreign exchange (loss) / gain**		(71)	157	(314)

(Loss) / profit before tax		(24)	347	(595)

Income tax expense	12	(472)	(635)	(220)

Loss for the year from continuing operations		(496)	(288)	(815)

Profit after tax for the period from discontinued operations	5	—	920	262
Gain on disposal of discontinued operations, net of tax	5	—	1,788	—

Profit for the period from discontinued operations		—	2,708	262

(Loss) / profit for the period		(496)	2,420	(553)

Attributable to:
The owners of the parent (continuing operations)		(483)	(380)	(917)
The owners of the parent (discontinued operations)		—	2,708	262
Non-controlling interest		(13)	92	102

		(496)	2,420	(553)

Earnings / (loss) per share
Basic and diluted from continuing operations	6	$(0.28)	$(0.22)	$(0.52)
Basic and diluted from discontinued operations	6	$0.00	$1.55	$0.15
Basic and diluted for (loss) / profit attributable to ordinary equity holders of the parent	6	$(0.28)	$1.33	$(0.37)

*
Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 8 for further information.

**
Currency liberalization in Uzbekistan has had a significant impact on foreign currency translation of Uzbekistan operations, refer to Note 1 for further information.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31

(In millions of U.S. dollars)	Note	2017	2016	2015
(Loss) / profit for the period		(496)	2,420	(553)
Items that may be reclassified to profit or loss (net of tax, see Note 11)
Net movement on cash flow hedges	17	4	7	13
Share of other comprehensive loss of joint ventures	14	(12)	—	—
Foreign currency translation*	23	(638)	85	(1,836)
Other		(11)	6	31
Items reclassified to profit or loss (net of tax)
Reclassification of accumulated foreign currency translation reserve to profit or loss on disposal of discontinued operation (net of tax of US$ nil)	5	—	(259)	—
Reclassification of accumulated cash flow hedge reserve to profit or loss on disposal of discontinued operation (net of tax of US$7 for 2016)	5	—	53	—

Other comprehensive loss for the period, net of tax		(657)	(108)	(1,792)

Total comprehensive (loss) / income for the period, net of tax		(1,153)	2,312	(2,345)

Attributable to:
The owners of the parent		(1,060)	2,233	(1,727)
Non-controlling interests		(93)	79	(618)

		(1,153)	2,312	(2,345)

*
Currency liberalization in Uzbekistan has had a significant impact on foreign currency translation of Uzbekistan operations, refer to Note 1 for further information.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of December 31

(In millions of U.S. dollars)	Note	2017	2016
Assets
Non-current assets
Property and equipment	15	6,097	6,719
Intangible assets	16	2,168	2,257
Goodwill	10	4,394	4,696
Investments in joint ventures and associates	14	1,921	2,179
Deferred tax assets	12	272	343
Non-current income tax advance	12	28	25
Other financial assets	17	34	306
Other assets	19	199	118

Total non-current assets		15,113	16,643

Current assets
Inventories	21	72	125
Trade and other receivables	20	745	685
Other assets	19	394	439
Current income tax assets	12	230	169
Other financial assets	17	1,130	190
Cash and cash equivalents	18	1,304	2,942

Total current assets		3,875	4,550

Assets classified as held for sale	5	533	—

Total assets		19,521	21,193

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	23	4,352	5,960
Non-controlling interests		(425)	83

Total equity		3,927	6,043

Non-current liabilities
Financial liabilities	17	10,362	8,070
Provisions	22	116	148
Other liabilities	19	83	44
Deferred tax liabilities	12	376	331

Total non-current liabilities		10,937	8,593

Current liabilities
Trade and other payables		1,523	1,744
Other liabilities	19	1,346	1,236
Other financial liabilities	17	1,268	3,046
Current income tax payables	12	48	57
Provisions	22	422	474

Total current liabilities		4,607	6,557

Liabilities associated with assets held for sale	5	50	—

Total equity and liabilities		19,521	21,193

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2017

			Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
As of January 1, 2017		1,749,004,648	2	12,753	753	(439)	(7,109)	5,960	83	6,043

Loss for the period			—	—	—	(483)	—	(483)	(13)	(496)
Other comprehensive loss			—	—	(18)	—	(559)	(577)	(80)	(657)

Total comprehensive loss			—	—	(18)	(483)	(559)	(1,060)	(93)	(1,153)

Dividends declared	24		—	—	—	(536)	—	(536)	(168)	(704)
Share-based payment transactions		122,756	—	—	—	—	—	—	—	—
Changes in ownership interest in a subsidiary that do not result in a loss of control	5		—	—	(12)	—	—	(12)	(247)	(259)
Reallocation to legal reserve in Algeria			—	—	6	(6)	—	—	—	—

As of December 31, 2017		1,749,127,404	2	12,753	729	(1,464)	(7,668)	4,352	(425)	3,927

for the year ended December 31, 2016

			Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
As of January 1, 2016		1,749,004,648	2	12,753	667	(2,706)	(6,951)	3,765	129	3,894

Profit for the period			—	—	—	2,328	—	2,328	92	2,420
Other comprehensive income / (loss)			—	—	63	—	(158)	(95)	(13)	(108)

Total comprehensive income / (loss)			—	—	63	2,328	(158)	2,233	79	2,312

Dividends declared	24		—	—	—	(61)	—	(61)	(106)	(167)
Changes in ownership interest in a subsidiary that do not result in a loss of control			—	—	23	—	—	23	(19)	4

As of December 31, 2016		1,749,004,648	2	12,753	753	(439)	(7,109)	5,960	83	6,043

for the year ended December 31, 2015

			Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
As of January 1, 2015		1,748,598,146	2	12,746	84	(1,990)	(5,836)	5,006	(1,030)	3,976

(Loss) / profit for the period			—	—	—	(655)	—	(655)	102	(553)
Other comprehensive income / (loss)			—	—	43	—	(1,115)	(1,072)	(720)	(1,792)

Total comprehensive income / (loss)			—	—	43	(655)	(1,115)	(1,727)	(618)	(2,345)

Dividends declared			—	—	—	(61)	—	(61)	(188)	(249)
Sale of 51% shareholding in Omnium Telecom Algerie, net of tax of US$350	5		—	—	644	—	—	644	1,607	2,251
Share-based payment transactions and exercise of options		406,502	—	7	(6)	—	—	1	—	1
Restructuring of the Company's ownership in LLC "Sky Mobile" and LLP "KaR-Tel"	5		—	—	(98)	—	—	(98)	358	260

As of December 31, 2015		1,749,004,648	2	12,753	667	(2,706)	(6,951)	3,765	129	3,894

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31

(In millions of U.S. dollars)	Note	2017	2016	2015
Operating activities
(Loss) / profit before tax		(24)	347	(595)
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation	16	1,454	1,439	1,550
Amortization	17	537	497	517
Impairment losses	10	66	192	245
Loss on disposals of non-current assets		24	20	39
Finance costs		935	830	829
Finance income		(95)	(69)	(52)
Other non-operating losses, net	11	97	82	42
Share of loss / (profit) of joint ventures and associates	14	412	(48)	(14)
Impairment of joint ventures and associates	14	110	99	—
Net foreign exchange loss / (gain)		71	(157)	314
Changes in trade and other receivables and prepayments		(168)	(129)	(287)
Changes in inventories		54	(13)	(43)
Changes in trade and other payables		311	(107)	173
Changes in provisions and pensions		(119)	(645)	(185)
Interest paid	17	(834)	(789)	(807)
Interest received		89	63	49
Income tax paid	12	(445)	(420)	(671)
Net cash flow from operating activities of discontinued operations		—	683	929

Net cash flow from operating activities		2,475	1,875	2,033

Investing activities
Proceeds from sale of property and equipment and intangible assets		8	15	18
Purchase of property and equipment and intangible assets		(2,037)	(1,651)	(2,207)
Loans granted		(2)	—	(102)
Repayment of loans granted		—	—	101
(Payment on) / receipts from deposits	17	(898)	19	(361)
(Investment in) / redemption of financial assets		(99)	(87)	74
Acquisition of subsidiaries, net of cash acquired		—	7	(17)
Proceeds from sale of subsidiaries, net of cash disposed		12	(325)	—
Net cash flow used in investing activities of discontinued operations		—	(649)	(140)

Net cash flow used in investing activities		(3,016)	(2,671)	(2,634)

Net cash flow from operating activities		2,475	1,875	2,033

Net cash flow used in investing activities		(3,016)	(2,671)	(2,634)

Financing activities
Net proceeds from exercise of share options and purchase of treasury shares		—	—	2
Acquisition of non-controlling interests	5	(259)	(5)	(4)
Proceeds from borrowings, net of fees paid*	17	6,193	1,882	2,052
Repayment of borrowings	17	(5,948)	(1,816)	(4,840)
Dividends paid to owners of the parent	24	(518)	(61)	(61)
Dividends paid to non-controlling interests	24	(201)	(106)	(188)
Proceeds from sale of non-controlling interests, net of fees paid		—	—	2,307
Net cash flow used in financing activities of discontinued operations		—	(20)	(707)

Net cash flow used in financing activities		(733)	(126)	(1,439)

Net change in cash and cash equivalents		(1,274)	(922)	(2,040)
Net foreign exchange difference		(353)	(64)	(374)
Cash and cash equivalents classified as held for sale
at the beginning of period		—	314	—
at the end of the period		(11)	—	(314)
Cash and cash equivalents at beginning of period		2,942	3,614	6,342

Cash and cash equivalents at end of period**	18	1,304	2,942	3,614

*
Fees paid for borrowings amount to US$56, US$31 and US$6, respectively, for 2017, 2016 and 2015.

**
Refer to Note 18 for details regarding restricted cash balances.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

1 GENERAL INFORMATION

        VEON Ltd. ("VEON", the "Company", and together with its consolidated subsidiaries, the "Group") was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON's headquarters and the principal place of business are located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.

        The Company changed its name from VimpelCom Ltd. to VEON Ltd., effective as of March 30, 2017.

        The consolidated financial statements were authorized by the Supervisory Board for issuance on March 15, 2018. The Company has the ability to amend and reissue the consolidated financial statements.

        The consolidated financial statements are presented in United States dollars ("U.S. dollar" or "US$"). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares ("ADS")) amounts and as otherwise indicated.

        VEON's ADSs are listed on the NASDAQ Global Select Market ("NASDAQ"). From April 4, 2017, VEON's common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. ("Euronext Amsterdam").

Share information

        As of December 31, 2017, the Company's largest shareholders and remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares
L1T VIP Holdings S.à r.l. ("LetterOne")	840,625,001	47.9%
Telenor East Holding II AS ("Telenor")	256,703,840	14.6%
Stichting Administratiekantoor Mobile Telecommunications Investor *	145,947,562	8.3%
Free Float	513,454,732	29.2%

Total outstanding common shares	1,756,731,135	100%

Shares held by the Company or its subsidiaries ("Treasury shares")	7,603,731	0.4%

*
LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the 145,947,562 common shares represented by the depositary receipts. According to the conditions of administration entered into between Stichting and LetterOne ("Conditions of Administration") in connection with the transfer of 145,947,562 ADSs from LetterOne to Stichting on March 29, 2016, Stichting has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion, in accordance with the Conditions of Administration and Stichting's articles of association.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

1 GENERAL INFORMATION (Continued)

        In April and September 2017, Telenor sold, respectively, 70,000,000 and 90,000,000 common shares of VEON Ltd. in the form of ADSs listed on NASDAQ and common shares listed on Euronext Amsterdam pursuant to an underwritten offering. The Company did not receive any proceeds from the offering, and Telenor's sale of the ADSs and common shares did not result in dilution of the Company's issued and outstanding shares. The offering was made pursuant to the Company's shelf registration statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission (the "SEC") on May 23, 2014, as amended and most recently declared effective on April 20, 2016 (the "Registration Statement"). The ADSs and common shares were offered by means of a prospectus and accompanying prospectus supplement forming a part of the effective Registration Statement. Telenor has indicated that these transactions will be the final divestment of Telenor's VEON ADSs, as Telenor expects to use the balance of its remaining ADSs to exchange and/or redeem Telenor's exchangeable bond.

Nature of operations and principal activities

        VEON earns revenues by providing voice and data telecommunication services through a range of traditional and broadband mobile and fixed-line technologies. As of December 31, 2017, the Company operated telecommunications services in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Armenia, Tajikistan, Georgia, Kyrgyzstan and Laos, and in Italy via a 50/50 joint venture.

        During the year 2017, several local currencies demonstrated significant volatility against the U.S. dollar, which impacted the Company's financial position and results of operations following the translation of non-U.S. currency amounts into U.S. dollars for consolidation purposes. In particular, in U.S. dollar terms, the fluctuations of local currencies caused a 3% increase in total revenue for the Group during 2017, as compared to 2016.

        In addition, on September 2, 2017, the Government of Uzbekistan announced the liberalization of currency exchange rules, effective from September 5, 2017. The Central Bank of Uzbekistan set the official exchange rate at 8,100 Uzbek som ("UZS") per U.S dollar, a depreciation of 92%, resulting in a decrease in the value of net assets of the Uzbekistan operations in U.S. dollar terms. The effect of the foreign currency liberalization in Uzbekistan resulted in a loss of US$16 recognized in the Income statement (within 'Net foreign exchange gain / (loss)'), and a negative movement in foreign currency translation reserve of US$420, recognized in Other comprehensive income.

        In December 2017, the Company repatriated a net amount of approximately US$200 from Unitel LLC ("Unitel"), its wholly-owned subsidiary in Uzbekistan. The repatriation resulted in a foreign exchange loss of US$49.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

2 BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PREPARATION

        These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, effective at the time of preparing the consolidated financial statements and applied by VEON.

        The consolidated income statement has been presented based on the nature of the expense, other than 'Selling, general and administrative expenses', which has been presented based on the function of the expense.

        The consolidated financial statements have been prepared on a historical cost basis, unless disclosed otherwise. Certain comparative amounts have been reclassified to conform to the current period presentation.

BASIS OF CONSOLIDATION

        The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. Please refer to Note 13 for a list of significant subsidiaries.

        Intercompany transactions, balances and unrealized gains or losses on transactions between Group companies are eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group's accounting policies.

        When the Group ceases to consolidate a subsidiary due to loss of control, the related subsidiary's assets (including goodwill), liabilities, non-controlling interest and other components of equity are de-recognized. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss. Any consideration received is recognized at fair value, and any investment retained is re-measured to its fair value, and this fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest. Any resultant gain or loss is recognized in the income statement.

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

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

3 SIGNIFICANT ACCOUNTING POLICIES THAT RELATE TO THE CONSOLIDATED FINANCIAL STATEMENTS AS A WHOLE

        Accounting policies are included in the relevant notes to these consolidated financial statements.

        A number of new or amended standards became effective as of January 1, 2017. However, the Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

        As a result of amendments to IAS 7 'Statement of Cash Flows: Disclosure Initiative', the Group has provided disclosure regarding changes in liabilities arising from financing activities for the current period in Note 17.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS NOT YET ADOPTED BY THE GROUP

        The following section outlines significant and relevant new standards that are issued, but not yet effective, up to the date of the issuance of the Group's financial statements, and which have not been early adopted by the Company.

New accounting standards in 2018

        The following table presents the transitional impact that adoption of IFRS 9, 'Financial Instruments' ("IFRS 9") and IFRS 15, 'Revenue from contracts with customers' ("IFRS 15") is expected to have on the opening balance sheet of the Group, as of January 1, 2018. Further details regarding the impact of IFRS 9 and IFRS 15 can be found below.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

3 SIGNIFICANT ACCOUNTING POLICIES THAT RELATE TO THE CONSOLIDATED FINANCIAL STATEMENTS AS A WHOLE (Continued)

		Impact of IFRS 9		Impact of IFRS 15
	Opening balance sheet	Classification and measurement	Impairment	Revenue and contract costs	Adjusted opening balance sheet
Assets
Non-current assets
Investments in joint ventures and associates	1,921	(25)	(10)	40	1,926
Deferred tax assets	272	—	4	(12)	264
Other financial assets
Available for sale	18	(18)	—	—	—
Fair value through other comprehensive income	—	18	—	—	18
Other assets	199	—	—	93	292
Current assets
Trade and other receivables	745	—	(18)	—	727
Other financial assets
Available for sale	53	(53)	—	—	—
Fair value through other comprehensive income	—	53	—	—	53
Other assets	394	—	—	(8)	386
Equity
Equity attributable to equity owners of the parent	4,352	(25)	(18)	85	4,394
Non-controlling interests	(425)	—	(5)	14	(416)
Liabilities
Other liabilities (current)	1,346	—	—	(1)	1,345
Deferred tax liabilities	376	—	(1)	15	390

IFRS 15 'Revenue from contracts with customers'

        IFRS 15 replaces IAS 18 'Revenue' and IAS 11 'Construction contracts' and related interpretations. IFRS 15 addresses revenue recognition for contracts with customers as well as treatment of incremental costs incurred to obtain a contract with a customer, described in more detail below.

Revenue recognition

        Due to the nature of the Group's existing product offerings (i.e. prevailing pre-paid service offerings), as well as the Group's existing accounting policies (described in Note 8), the impact of IFRS 15 on revenue recognition by the Group will be immaterial, as shown in the table presented earlier in this Note.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

3 SIGNIFICANT ACCOUNTING POLICIES THAT RELATE TO THE CONSOLIDATED FINANCIAL STATEMENTS AS A WHOLE (Continued)

Costs of obtaining a contract with customer

        Under IFRS 15, certain incremental costs incurred in acquiring a contract with a customer ("contract costs"), which previously did not qualify for recognition as an asset under any of the other accounting standards, will be deferred in the consolidated statement of financial position. Such costs relate primarily to commissions paid to third-party dealers and will be amortized as revenue is recognized under the related contract, within the 'Selling, general and administrative expenses' line item within the income statement.

        The Group will apply the practical expedient available in IFRS 15 for contract costs for which the amortization would have been shorter than 12 months. Such costs relate primarily to commissions paid to third-party dealers upon top-up of prepaid credit by customers and sale of top-up cards.

        The expected impact of capitalizing contract costs upon implementation of IFRS 15 is shown in the table presented earlier in this Note.

Transition

        The standard is effective for annual periods beginning on or after January 1, 2018. The Group will adopt the standard using the modified retrospective approach, which means that the cumulative impact of the adoption will be recognized in retained earnings as of January 1, 2018 and that comparatives will not be restated.

        The impact that adoption of IFRS 15 is expected to have on the opening balance sheet of the Group, as of January 1, 2018, is shown in the table presented earlier in this Note.

IFRS 9 'Financial instruments'

        IFRS 9 replaces IAS 39 'Financial instruments: Recognition and Measurement' ("IAS 39"). IFRS 9 impacts the Group's classification and measurement of financial instruments, impairment of financial assets and hedge accounting, described in more detail below.

Classification and measurement

        The new standard requires the Company to assess the classification of financial assets on its balance sheets in accordance with the cash flow characteristics of the financial assets and the relevant business model that the Company has for a specific class of financial assets.

        IFRS 9 no longer has an "Available-for-sale" classification for financial assets. The new standard has different requirements for debt or equity financial assets.

        Debt instruments should be classified and measured either at:

  •
  Amortized cost, where the effective interest rate method will apply;

  •
  Fair value through other comprehensive income, with subsequent recycling to the income statement upon disposal of the financial asset; or

  •
  Fair value through profit or loss.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

3 SIGNIFICANT ACCOUNTING POLICIES THAT RELATE TO THE CONSOLIDATED FINANCIAL STATEMENTS AS A WHOLE (Continued)

        Investments in equity instruments, other than those to which consolidation or equity accounting apply, should be classified and measured either at:

  •
  Fair value through other comprehensive income, with no subsequent recycling to the income statement upon disposal of the financial asset; or

  •
  Fair value through profit or loss.

        The company will continue to initially measure financial assets at its fair value plus transaction cost upon initial recognition, except for financial assets measured at fair value through profit and loss, consistent with current practices. The majority of the financial assets classification will not be impacted by the transition to IFRS 9 on January 1, 2018. The reclassifications upon transition to IFRS 9 are shown in the table presented earlier in this Note.

Impairment (allowance for doubtful debt)

        IFRS 9 introduces the Expected Credit Loss model, which replaces the incurred loss model of IAS 39 whereby an allowance for doubtful debt was required only in circumstances where a loss event has occurred. By contrast, the Expected Credit Loss model requires the Company to recognize an allowance for doubtful debt on all financial assets carried at amortized cost (including, for example, 'Trade receivables'), as well as debt instruments classified as financial assets carried at fair value through other comprehensive income (for example, government bonds held for liquidity purposes), since initial recognition, irrespective whether a loss event has occurred.

        As a result, the allowance for doubtful debt of the Company will increase upon implementation of IFRS 9 on January 1, 2018. The expected impact of applying the Expected Credit Loss model is shown in the table presented earlier in this Note.

Hedge Accounting

        IFRS 9 allows for more possibilities for the Company to apply hedge accounting (for example, risk components of non-financial assets or liabilities may be designated as part of a hedging relationship). In addition, the requirements of the standard have been more closely aligned with the Company's risk management policies and hedge effectiveness will be measured prospectively.

Transition

        The Group will adopt the standard using the modified retrospective approach for classification and measurement and impairment. This means that the cumulative impact of the adoption will be recognized in retained earnings as of January 1, 2018 and that comparatives will not be restated.

        All hedge accounting relationships existing as of January 1, 2018 will be continued under IFRS 9.

        The Company will retrospectively adopt the cost of hedging approach for foreign currency basis spreads existing in cross-currency interest rate swaps used in a hedging relationship, the impact of which is immaterial to the consolidated financial results and position of the Group.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

3 SIGNIFICANT ACCOUNTING POLICIES THAT RELATE TO THE CONSOLIDATED FINANCIAL STATEMENTS AS A WHOLE (Continued)

IFRS 16, 'Leases'

        IFRS 16 replaces the IAS 17 Leases, the current lease accounting standard and will become effective on January 1, 2019. The new lease standard will require assets leased by the Company to be recognized on the statement of financial position of the Company with a corresponding liability. The Company is in the process of assessing the impact of IFRS 16 which is expected to have a material impact on the consolidated income statement and consolidated financial position upon adoption in 2019.

IFRIC 23 'Uncertainty over income tax treatments'

        The Interpretation clarifies the application of recognition and measurement requirements in IAS 12 'Income Taxes' when there is uncertainty over income tax treatments. The Group has yet to assess the impact of IFRIC 23, which may be material to the consolidated income statement and consolidated financial position upon adoption in 2019.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

        The preparation of these consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgements, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.

        The sources of uncertainty identified by the Group are described together with the applicable note, as follows:

Significant accounting judgement / source of estimation uncertainty	Described in
Revenue recognition	Note 8
Impairment of non-current assets	Note 10
Investment in Italy Joint Venture	Note 14
Control over subsidiaries	Note 13
Depreciation and amortization of non-current assets	Note 15 and Note 16
Deferred tax assets and uncertain tax positions	Note 12 and Note 22
Fair value of financial instruments	Note 17
Provisions	Note 22 and Note 26

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

4 FINANCIAL RISK MANAGEMENT

        The Group's principal financial liabilities, other than derivatives, consist of loans and borrowings and trade and other payables. The main purpose of these financial liabilities is to finance the Group's operations. The Group has trade and other receivables, and cash and short-term deposits that are derived directly from its operations. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes.

        The Group is exposed to market risk, credit risk and liquidity risk.

        The Company's Management Board oversees the management of these risks. The Company's Management Board is supported by the treasury department who advises on financial risks and the appropriate financial risk governance framework for the Company. The Finance and Strategy Committee provides assurance to the Company's Management Board that the Group's financial risk management activities are governed by appropriate policies and procedures, and that financial risks are identified, measured and managed in accordance with Group policies and the Group's risk appetite. All derivative activities for risk management purposes are carried out by specialist teams with appropriate skills, experience and supervision.

        The Group Chief Executive Officer ("CEO"), Group Chief Financial Officer ("CFO") and other senior management of the Company review and agree on policies for managing each of these risks, which are summarized below.

MARKET RISK

        Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises interest rate risk and foreign currency risk.

INTEREST RATE RISK

        Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's long-term debt obligations with floating interest rates. The Company manages its interest rate risk exposure through a portfolio of fixed and variable rate borrowings and hedging activities.

        At December 31, 2017, after taking into account the effect of interest rate swaps, approximately 80% of the Company's borrowings are at a fixed rate of interest (2016: 81%).

Interest rate sensitivity

        The following table demonstrates the sensitivity to possible changes in interest rates on variable interest loans and borrowings, taking into account the related derivative financial instruments, cash and cash equivalents and current deposits. With all other variables held constant, the Company's profit before tax is affected through the impact on floating rate borrowings while the Company's equity is affected through the impact of a parallel shift of the yield curve to the fair value of derivatives as follows:

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

4 FINANCIAL RISK MANAGEMENT (Continued)

	Effect on profit / (loss) before tax		Effect on other comprehensive income
Increase / decrease in basis points	+100	–100	+100	–100
2017
Euro	(7)	7	23	(24)
U.S. Dollar	3	(3)	(20)	21
Pakistani Rupee	(3)	3	1	(1)
Ukrainian Hryvnia	2	(2)	—	—
Other currencies	4	(4)	—	—
2016
Algerian Dinar	(1)	1	—	—
Uzbek Som	7	(7)	—	—
Pakistani Rupee	—	—	2	(2)
Ukrainian Hryvnia	1	(1)	—	—
Other currencies	2	(2)	—	—

FOREIGN CURRENCY RISK

        Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company's exposure to the risk of changes in foreign exchange rates relates primarily to the debt denominated in currencies other than the functional currency of the relevant entity, the Company's operating activities (predominantly capital expenditures at subsidiary level denominated in a different currency from the subsidiary's functional currency) and the Company's net investments in foreign subsidiaries.

        The Company manages its foreign currency risk by selectively hedging committed exposures.

        The Company hedges part of its exposure to fluctuations on the translation into U.S. dollars of its foreign operations by holding net borrowings in foreign currencies and can use foreign currency swaps and forwards for this purpose as well.

Foreign currency sensitivity

        The following table demonstrates the sensitivity to a possible change in exchange rates against the US dollar with all other variables held constant. Additional sensitivity changes to the indicated currencies are expected to be approximately proportionate. The table shows the effect on the Company's profit before tax (due to changes in the value of monetary assets and liabilities, including non-designated foreign currency derivatives) and equity (due to the effect on the cash flow hedge reserve and/or effect on currency translation reserve for quasi equity loans). The Company's exposure to foreign currency changes for all other currencies is not material.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

4 FINANCIAL RISK MANAGEMENT (Continued)

	Effect on profit / (loss) before tax		Effect on other comprehensive income
Change in foreign exchange rate against US$	10% depreciation	10% appreciation	10% depreciation	10% appreciation
2017
Russian Ruble	44	(48)	—	—
Bangladeshi Taka	(69)	76	—	—
Pakistani Rupee	(27)	30	—	—
Kazakh Tenge	4	(5)	—	—
Uzbek Som	(12)	13	—	—
Georgian Lari	(32)	35	—	—
Armenian dram	(0)	1	—	—
Euro	(18)	20	132	(145)
Algerian Dinar	(3)	3	—	—
Other currencies	0	(0)	—	—
2016
Russian Ruble	(80)	84	30	(33)
Bangladeshi Taka	(68)	75	—	—
Pakistani Rupee	(30)	33	—	—
Kazakh Tenge	5	(5)	—	—
Uzbek Som	(4)	4	(27)	30
Georgian Lari	(30)	33	—	—
Armenian dram	18	(20)	—	—
Euro	(9)	10	—	—
Algerian Dinar	(3)	4	—	—
Other currencies	(5)	5	—	—

CREDIT RISK

        Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily from trade receivables), and from its treasury activities, including deposits with banks and financial institutions, derivative financial instruments and other financial instruments. See Note 18 for further information on restrictions on cash balances.

        Trade receivables consist of amounts due from customers for airtime usage and amounts due from dealers and customers for equipment sales. In certain circumstances, VEON requires deposits as collateral for airtime usage. In addition, VEON has introduced a prepaid service and equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VEON's credit risk arising from the services the Company provides to customers is mitigated to a large extent due to the majority of its active customers being subscribed to a prepaid service as of December 31, 2017 and 2016, and accordingly not giving rise to credit risk.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

4 FINANCIAL RISK MANAGEMENT (Continued)

        VEON's credit risk arising from its trade receivables from dealers is mitigated due to the risk being spread across a large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers. The Company also has receivables from other local and international operators from interconnect and roaming services provided to their customers, as well as receivables from customers using fixed-line services, such as business services, wholesale services and services to residents. Receivables from other operators for roaming services are settled through clearing houses, which helps to mitigate credit risk in this regard.

        VEON holds available cash in bank accounts, as well as other financial assets with financial institutions in countries where it operates. To manage credit risk associated with such asset holdings, VEON allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the creditworthiness of the banks with which it holds assets. In respect of financial instruments used by the Company's treasury function, the aggregate credit risk the Group may have with one counterparty is limited by reference to, amongst others, the long-term credit ratings assigned for that counterparty by Moody's, Fitch Ratings and Standard & Poor's and CDS spreads of that counterparty. Counterparty credit limits are reviewed and approved by the Company's CFO. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty's failure.

        Value Added Tax ("VAT") is recoverable from tax authorities by offsetting it against VAT payable to the tax authorities on VEON's revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable.

        VEON issues advances to a variety of its vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors provide for equipment financing in respect of certain deliveries of equipment. VEON periodically reviews the financial position of vendors and their compliance with the contract terms.

        The Company's maximum exposure to credit risk for the components of the statement of financial position at December 31, 2017 and 2016 is the carrying amount as illustrated in Note 17, Note 18 and Note 20.

LIQUIDITY RISK

        The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, debentures, preference shares, financial and operating leases. The Company's policy is to create a balanced debt maturity profile. As of December 31, 2017, 10% of the Company's debt (2016: 27%) will mature in less than one year based on the carrying value of bank loans, equipment financing and loans from others reflected in the financial statements. The Company assessed the concentration of risk with respect to refinancing its debt and concluded it to be low based on liquidity in the markets the Company has access to, and recent history of refinancing. The Company believes that access to sources of funding is sufficiently available and the Company's policy is to diversify the funding sources where possible.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

4 FINANCIAL RISK MANAGEMENT (Continued)

Available facilities

        The Company had the following available facilities as of balance sheet date for the years indicated below:

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2017
VEON Holdings B.V.—Revolving Credit Facility*	Feb 2020	US$1,688	US$250	US$1,438	1,688	250	1,438
VEON Holdings B.V.—Term Loan Facility	May 2018	RUB 45,000 million	RUB 30,000 million	RUB 15,000 million	781	520	261
Banglalink Digital Communications Ltd.—Syndicated Term Loan Facility	Sep 2018	BDT 29,300 million	—	BDT 29,300 million	353	—	353
Pakistan Mobile Communications Limited—Syndicated Term Loan Facility	Jun 2018	PKR 26,750 million	PKR 17,000 million	PKR 9,750 million	242	154	88
Pakistan Mobile Communications Limited—Term Loan Facility	Jun 2018	PKR 10,000 million	PKR 5,000 million	PKR 5,000 million	90	45	45
2016
VEON Amsterdam B.V.—Revolving Credit Facility	March 2017	US$1,800	—	US$1,800	1,800	—	1,800
VEON Holdings B.V.—Vendor Financing Facility China Development Bank	September 2018	RMB 700 million	RMB 149 million	RMB 551 million	101	21	80
PJSC VimpelCom—Revolving Credit Facility Sberbank	May 2017	RUB 15,000 million	—	RUB 15,000 million	247	—	247
Optimum Telecom Algérie SpA—Term Loan Facility	December 2017	DZD 32,000 million	—	DZD 32,000 million	290	—	290

*
The facility amount of US$1,688 is available until February 2020. Subsequently a reduced facility amount of US$1,586 is available until February 2021.

Multi-currency term and revolving facilities of up to US$2,250

        VEON Holdings entered into a new multi-currency term and revolving facilities agreement (the "TL/RCF") of up to US$2,250 on February 16, 2017. The TL/RCF replaced the US$1,800 revolving credit facility signed in 2014. The term facility of US$562.5 has a five-year tenor and the revolving credit facility of US$1,585.5 had an initial tenor of three years, with VEON Holdings having the right to request two one-year extensions to the tenor of the revolving credit facility, subject to lender consent. On January 25, 2018 lenders for an aggregate commitment of US$1,586 confirmed one-year extension to February 2021.

        Under the TL/RCF, the Net Debt to Adjusted EBITDA covenant ratio will be calculated on the basis of the consolidated financial statements of VEON Ltd. and "pro-forma" adjusted for acquisitions and divestments of any business bought or sold during the relevant period.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

4 FINANCIAL RISK MANAGEMENT (Continued)

        During Q2 2017, VEON Holdings drew down EUR 527 million under the Term loan.

Banglalink BDT 29.3 billion facilities agreement

        On December 26, 2017 Banglalink has entered into a new floating rate term facilities agreement of BDT 29.3 billion (US$353), divided in two tranches. The first tranche of BDT 10.7 billion (US$129) has a three-year tenor and the second tranche BDT 18.6 billion (US$224) has a five-year tenor. The term facilities agreement includes an option to increase the amount of the facilities up to a total amount of BDT 40 billion.

Maturity profile

        The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments. Payments related to variable interest rate financial liabilities and derivatives are included based on the interest rates and foreign currency exchange rates applicable as of December 31, 2017 and December 31, 2016, respectively. The total amounts in the table differ from the carrying amounts as stated in Note 17 as the below table includes both undiscounted notional amounts and interest while the carrying amounts are measured using the effective interest method.

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
At December 31, 2017
Bank loans and bonds	1,862	4,141	4,958	2,774	13,735
Derivative financial liabilities
Gross cash inflows	(37)	(49)	(12)	—	(98)
Gross cash outflows	29	27	51	—	107
Trade and other payables	1,523	—	—	—	1,523
Other financial liabilities	—	62	—	—	62
Warid non-controlling interest put option liability	—	310	—	—	310

Total financial liabilities	3,377	4,491	4,997	2,774	15,639
Related derivatives financial assets
Gross cash inflows	(275)	—	—	—	(275)
Gross cash outflows	270	—	—	—	270

Related derivative financial assets	(5)	—	—	—	(5)

Total financial liabilities, net of derivative assets	3,372	4,491	4,997	2,774	15,634

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

4 FINANCIAL RISK MANAGEMENT (Continued)

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
At December 31, 2016
Bank loans and bonds	3,529	3,897	2,018	3,310	12,754
Derivative financial liabilities
Gross cash inflows	(451)	—	—	—	(451)
Gross cash outflows	495	2	—	—	497
Trade and other payables and dividend payables	1,744	—	—	—	1,744
Other financial liabilities	29	44	—	—	73
Warid non-controlling interest put option liability	—	—	290	—	290

Total financial liabilities	5,346	3,943	2,308	3,310	14,907
Related derivatives financial assets
Gross cash inflows	(29)	—	—	—	(29)
Gross cash outflows	27	—	—	—	27

Related derivative financial assets	(2)	—	—	—	(2)

Total financial liabilities, net of derivative assets	5,344	3,943	2,308	3,310	14,905

CAPITAL MANAGEMENT

        The primary objective of the Company's capital management is to ensure that it maintains healthy capital ratios in order to secure access to debt and capital markets at all times and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and significant changes were introduced in 2017 in order to move towards a holding company funding structure. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. Current credit ratings of the Company support its capital structure objectives.

        In February 2017, our Supervisory Board approved a dividend policy pursuant to which from 2017 the Company aims to pay a sustainable and progressive dividend based on the evolution of the Company's equity free cash flow, which is defined as net cash flow from operating activities less net cash used in investing activities, as reported in the consolidated financial statements. No other changes were made in the objectives, policies or processes for managing capital during the year ended on December 31, 2017.

        The Net Debt to Adjusted EBITDA ratio is an important measure used by the Company to assess its capital structure. Net Debt represents the amount of interest-bearing debt measured at amortized cost adjusted for derivatives designated in hedging relationship less cash and cash equivalents and bank deposits. Adjusted EBITDA is defined as last twelve months earnings before interest, tax, depreciation, amortization and impairment, loss on disposals of non-current assets, other non-operating losses and share of profit / (loss) of joint ventures. For reconciliation of Adjusted EBITDA to Profit / (loss) before tax, refer to Note 7.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

4 FINANCIAL RISK MANAGEMENT (Continued)

        Further, this ratio is included as a financial covenant in the credit facilities of the Company. For most of our credit facilities the Net Debt to Adjusted EBITDA ratio is calculated at consolidated level of either VEON Ltd. or VEON Holdings B.V. and is "pro-forma" adjusted for acquisitions and divestments of any business bought or sold during the relevant period. Under these credit facilities, the Company is required to maintain the Net Debt to Adjusted EBITDA ratio below 3.5x. As of December 31, 2017, the Company did not breach any covenants.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

5 SIGNIFICANT TRANSACTIONS

TRANSACTIONS IN 2017

Towers in Pakistan classified as held-for-sale

        On August 30, 2017, Pakistan Mobile Communications Limited ("PMCL"), a subsidiary of the Company, signed an agreement for the sale of its subsidiary, Deodar (Private) Limited ("Deodar") for approximately US$940, subject to customary closing adjustments, to Tanzanite Tower (Private) Limited ("Tanzanite"), a tower operating company owned by edotco Group Sdn. Bhd. ("edotco"), and Dawood Hercules Corporation ("Dawood").

        Deodar holds the tower business of PMCL, a portfolio of approximately 13,000 towers, and provides network tower services in Pakistan. As a result of this anticipated transaction, on June 30, 2017, the Company classified Deodar as a disposal group held-for-sale. The completion of the transaction is subject to the satisfaction or waiver of certain conditions including receipt of customary regulatory approvals.

        Following the classification as a disposal group held-for sale, the Company no longer accounts for depreciation and amortization expenses of Deodar assets.

        The assets and liabilities of Deodar classified as held for sale as of balance sheet date are presented below:

2017
Property and equipment	177
Goodwill	224
Deferred tax assets	64
Other non-current assets	2
Other current assets	44

Total assets held for sale	511

Non-current liabilities	(7)
Current liabilities	(28)

Total liabilities held for sale	(35)

        Included in the equity of the Group is cumulative other comprehensive income of US$(28) related to Deodar, which is classified as held for sale.

Global Telecom Holding S.A.E share buyback

        Global Telecom Holdings S.A.E ("GTH"), a subsidiary of the Company, bought back 524,569,062 ordinary shares from its shareholders for EGP 4.1 billion (US$259), which transaction settled on February 21, 2017. The Company did not take part in the share buyback. As a result of the share buyback, the Company's interest in GTH increased by 5.77% from 51.92% to 57.69%, resulting in a US$12 loss recognized directly in equity. The cancellation of the 524,569,062 ordinary shares was approved at an extraordinary general meeting of GTH's shareholders on March 19, 2017 and took effect on April 16, 2017 after ratification by the Egyptian Financial Supervisory Authority of the minutes of the March 19, 2017 extraordinary general meeting.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

5 SIGNIFICANT TRANSACTIONS (Continued)

Global Telecom Holding S.A.E mandatory tender offer

        On November 8, 2017, VEON submitted an application to the Egyptian Financial Supervisory Authority ("EFSA") to approve a mandatory tender offer ("MTO") by VEON Holdings B.V. for any and all of the outstanding shares of GTH which are not owned by VEON (up to 1,997,639,608 shares, representing 42.31% of GTH's total shares). The MTO will be funded by cash on hand and/or the utilization of undrawn credit facilities. The proposed offer price under the MTO is EGP 7.90 per share. Any increase of the Company's interest in GTH will be accounted for directly in equity upon closing of the transaction. The MTO is subject to EFSA approval.

        As of December 31, 2017, cash balances of US$987 are pledged as collateral for the Mandatory Tender Offer for the purchase of shares of GTH, refer to Note 17.

Exit from Euroset Holding N.V. Joint Venture

        On July 7, 2017, PJSC VimpelCom, a subsidiary of the Company, entered into a Framework Agreement with PJSC MegaFon ("MegaFon") to unwind their retail joint venture, Euroset Holding N.V. ("Euroset"). Under the agreement, MegaFon acquired PJSC VimpelCom's 50% interest in Euroset and PJSC VimpelCom paid RUB 1.25 billion (approximately US$20 and subject to possible completion adjustments) and acquired rights to 50% of Euroset's approximately 4,000 retail stores in Russia. The transaction was successfully completed subsequent to year end, on February 22, 2018.

        As a result of this anticipated transaction, the investment in the Euroset joint venture was classified as an asset held-for-sale on June 30, 2017. However, as a result of the impairment described in Note 14, the investment in Euroset had a carrying value of nil prior to reclassification as an asset held-for-sale.

Laos operations classified as held for sale

        On October 27, 2017, VimpelCom Holding Laos B.V. ("VimpelCom Laos"), a subsidiary of the Company, entered into a Sale and Purchase Agreement for the sale of its operations in Laos to the Lao People's Democratic Republic ("Government of Laos"). Under the agreement, VimpelCom Laos will transfer its 78% interest in VimpelCom Lao Co. Limited ("VIP Lao") to the Government of Laos, the minority shareholder, in exchange for purchase consideration of US$22. Although purchase consideration has been received (in two separate payments, on December 8, 2017 and February 22, 2018), the transaction remains subject to satisfaction of other closing conditions.

        As a result of this anticipated transaction, we classified our Laos business as an asset held for sale on June 30, 2017. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of VIP Lao assets.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

5 SIGNIFICANT TRANSACTIONS (Continued)

        The assets and liabilities of VIP Lao classified as held for sale as of balance sheet date are presented below:

2017
Property and equipment	15
Intangible assets	2
Current assets	5

Total assets held for sale	22

Non-current liabilities	(5)
Current liabilities	(10)

Total liabilities held for sale	(15)

        Included in the equity of the Group is cumulative other comprehensive income of nil and non-controlling interests of US$(5) related to Laos, which is classified as held for sale.

TRANSACTIONS IN 2016

Joint venture in Italy

        The Company signed an agreement with Hutchison Europe Telecommunications S.à r.l., a wholly-owned subsidiary of CK Hutchison Holdings Ltd ("HET"), which indirectly owns 100% of Italian mobile operator 3 Italia, on August 6, 2015 to combine its operations in Italy with 3 Italia in a 50/50 joint venture. As a result of the expected loss of control from the agreement, the Company classified its operations in Italy as an asset held for sale and discontinued operation in the consolidated financial statements.

        The transaction was successfully completed on November 5, 2016 following satisfaction of the necessary conditions precedent, which included receipt of approvals from the European Commission and the Italian Ministry of Economic Development. In connection with these approvals, the Italy Joint Venture and its shareholders signed agreements with Iliad SA ("Iliad") for the sale of spectrum and sites and an undertaking to provide other services including national roaming, to enable the French telecommunication operator to enter the Italian market.

        Under the transaction, the Company contributed its entire shareholding in the operations in Italy, in exchange for a 50% interest in the newly-formed Italy Joint Venture and subject to customary working capital and net cash adjustments. As a result, the Company has lost control of its operation in Italy.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

5 SIGNIFICANT TRANSACTIONS (Continued)

        On completion of the transaction, the assets and liabilities of Italy were deconsolidated and an investment in joint venture, in which the Company has joint control, was recorded at fair value of EUR 1,897 million (US$2,113). The initial investment in the joint venture is based on a Level 3 fair value derived from a discounted cash flow model, incorporating the expected realization of synergies adjusted for market expectations and the impact of agreements entered into with Iliad, as described above. The key assumption used in the discounted cash flow model are as follows:

Key assumptions	November 5, 2016
Discount rate (functional currency)	6.9%
Average annual revenue growth rate during forecast period (functional currency)	(2.3)%
Terminal growth rate	0.5%
Average operating (EBITDA) margin during forecast period	35.7%
Average capital expenditure as a percentage of revenue	21.0%

        The investment in the Italy Joint Venture is equity accounted from November 5, 2016, refer to Note 14 for further details regarding investments in joint ventures and associates.

        The effect of the disposal of Italy for the current year is detailed below:

	Note	2016
Fair value of investment in joint venture	14	2,113
Cash consideration receivable*		28

Total consideration on disposal		2,141
De-recognition of assets classified as held for sale		(15,974)
De-recognition of liabilities classified as held for sale		15,414
Release of cumulative other comprehensive income related to Italy		207

Gain on disposal of discontinued operations, net of tax		1,788

*
Cash consideration receivable relates to a Final Adjustment payable by HET to the Company based on contributed Working Capital and Net Cash.

        From August 2015, Italy is no longer a reportable segment subsequent to its classification as a discontinued operation. The comparative information has been adjusted accordingly (Note 7). Transactions between the Group and its operation in Italy are disclosed as Related Party transactions and balances (Note 25).

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

5 SIGNIFICANT TRANSACTIONS (Continued)

        Financial information related to the discontinued operation is set out below. Financial year 2016 includes 10 months of results for the Italy operations, compared with 12 months for financial year 2015.

	2016	2015
Total operating revenues	4,135	4,913
Total operating expenses	(2,556)	(3,765)

Operating profit	1,579	1,148

Other (expenses) / income	(217)	(722)

Profit / (loss) before tax	1,362	426

Income tax (expense) / benefit	(442)	(164)

Profit / (loss) after tax for the period from discontinued operations	920	262

Acquisition in Pakistan

        On November 26, 2015, International Wireless Communications Pakistan Limited and Pakistan Mobile Communications Ltd ("PMCL"), each indirect subsidiaries of the Company, signed an agreement with Warid Telecom Pakistan LLC and Bank Alfalah Limited, to combine their operations in Pakistan. On July 1, 2016, the transaction was closed and PMCL acquired 100% of the voting shares in Warid Telecom (Pvt) Limited ("Warid") for a consideration of 15% of the shares in PMCL. As a result, the Company gained control over Warid.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

5 SIGNIFICANT TRANSACTIONS (Continued)

        VEON elected to measure the non-controlling interest in the acquiree at fair value. The fair values of the identifiable assets and liabilities of Warid at the date of acquisition were:

2016
Non-current assets
Property and equipment	199
Intangible assets	201
Deferred tax assets	308
Other financial assets	2
Current assets
Inventories	1
Trade and other receivables	26
Other non-financial assets	23
Current income tax assets	17
Cash and cash equivalents	7
Non-current liabilities
Financial liabilities	(402)
Provisions	(6)
Other non-financial liabilities	(15)
Current liabilities
Trade and other payables	(113)
Other non-financial liabilities	(83)
Other financial liabilities	(45)

Total identifiable net assets at fair value	120
Purchase consideration	321

Goodwill resulting from the acquisition	201

Purchase consideration
Share issued by PMCL	274
Contingent consideration liability	47

Total purchase consideration	321

Analysis of cash flows on acquisition
Net cash acquired with the subsidiary (included in cash flows from investing activities)	7

Net cash flow on acquisition	7

        There have been no period adjustments to the provisional fair values of the assets acquired, liabilities assumed and consideration to date.

        The goodwill of US$201 comprises the value of expected synergies arising from the acquisition. The goodwill recognized is deductible for income tax purposes.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

5 SIGNIFICANT TRANSACTIONS (Continued)

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

        PMCL issued 679,604,049 ordinary shares as consideration for the 100% interest in Warid. The fair value of the shares is based on a Level 3 fair value derived from a discounted cash flow model, incorporating the expected realization of synergies adjusted for market expectations. The discount rate applied was 14.1% with a 4% terminal growth rate.

        As part of the share purchase agreement, an earn-out payment has been agreed in the event that a tower transaction is affected by PMCL within four years from the acquisition date. The earn-out also applies if another telecommunications operator in Pakistan effects a tower transaction, provided the transaction meets certain parameters, in the same timeframe. The contingent consideration will be settled with a share transfer of PMCL shares. At the acquisition date, the fair value of the contingent consideration was estimated to be US$47 using a discounted cash flow technique. There were no changes to the fair value of the contingent consideration since the acquisition date, other than the unwinding of discount.

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

        The put-call options over the non-controlling interest of PMCL are accounted for as a put-option redemption liability which is classified as a financial liability in the Company's consolidated financial statements (Note 17). The put-option redemption liability is measured at the discounted redemption amount with a value of US$274 at the acquisition date. Interest over the put-option redemption liability will accrue until the options have been exercised or are expired. As a result, no non-controlling interest will be recognized over the non-controlling interest in PMCL in the Company's consolidated financial statements.

        Interest expense and foreign exchange loss over the option's redemption liability amounted to US$21 and US$1, respectively, for the period ended December 31, 2016. In addition, PMCL declared dividends of US$7 attributable to the non-controlling interest of PMCL (Note 24), which has reduced the put-option redemption liability. As of December 31, 2016, the resulting carrying value of put-option redemption liability was US$290 (Note 17).

        Following the acquisition of Warid, the legal merger of Mobilink and Warid occurred by way of a scheme of arrangement under Pakistani law as approved by a merger order of the Islamabad High Court dated December 15, 2016, whereby Warid merged into PMCL and (the former) ceased to exist. The court order provides for a merger effective date of July 1, 2016.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

5 SIGNIFICANT TRANSACTIONS (Continued)

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

Sale of operations in Zimbabwe

        On November 18, 2015, the Company, together with its subsidiary GTH, entered into an agreement with ZARNet (Private) Limited to sell its stake in Telecel International Limited for US$40. Telecel International Limited owns 60% of Telecel Zimbabwe (Pvt) Ltd. ZARNet is wholly owned by the Government of the Republic of Zimbabwe through the Ministry of Information & Communication Technology, Postal and Courier Services.

        Due to constraints in ZARNet's ability to pay the full US$40 outside of Zimbabwe, it was agreed that ZARNet will satisfy the purchase price consideration with US$21 cash (of which US$10 was received in 2015 and US$11 was received in 2016), and a US$19 Vendor Note payable in three years to Global Telecom Netherlands B.V., a subsidiary of GTH. Due to the currency restrictions in Zimbabwe, management have not included the Vendor Note in determining the result of the sale, as it is currently uncertain whether it will be recoverable.

        The transaction closed on November 30, 2016, resulting in a gain of US$21.

ACCOUNTING POLICIES

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

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

5 SIGNIFICANT TRANSACTIONS (Continued)

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

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

6 EARNINGS PER SHARE

        Earnings per common share for all periods presented has been determined by dividing profit available to common shareholders by the weighted average number of common shares outstanding during the period.

        The following table sets forth the computation of basic and diluted earnings per share ("EPS") for continuing operations, for the years ended December 31:

Continuing operations (In millions of U.S. dollars, except share and per share amounts)	2017	2016	2015
Numerator:
(Loss) / profit for the period attributable to the owners of the parent	(483)	(380)	(917)
Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,749	1,749	1,748
Effect of dilutive securities: Employee stock options (in millions)	—	—	1

Denominator for diluted earnings per share (in millions)	1,749	1,749	1,749

Basic (loss) / earnings per share	$(0.28)	$(0.22)	$(0.52)
Diluted (loss) / earnings per share	$(0.28)	$(0.22)	$(0.52)

        The following table sets forth the computation of basic and diluted earnings per share ("EPS") for discontinued operations, for the years ended December 31:

Discontinued operations (In millions of U.S. dollars, except share and per share amounts)	2017	2016	2015
Numerator:
(Loss) / profit for the period attributable to the owners of the parent	—	2,708	262
Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,749	1,749	1,748
Effect of dilutive securities: Employee stock options (in millions)	—	—	1

Denominator for diluted earnings per share (in millions)	1,749	1,749	1,749

Basic (loss) / earnings per share	$0.00	$1.55	$0.15
Diluted (loss) / earnings per share	$0.00	$1.55	$0.15

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

7 SEGMENT INFORMATION

        Management analyzes the Company's operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets or liabilities by reportable segments.

        Management evaluates the performance of the Company's segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates ("Adjusted EBITDA").

        From the first quarter of 2017, management has included the Italy Joint Venture (see Note 14) as a separate reportable segment, due to its increased contribution to the Company's overall financial result and position.

        Financial information by reportable segment for the years ended December 31, 2017, 2016 and 2015, is presented in the following tables, with the exception of the Italy Joint Venture, for which financial information is presented in Note 7. Inter-segment transactions between operating segments are on an arm's length basis in a manner similar to transactions with third parties. The segment data for acquired operations are reflected herein from the date of their respective acquisition.

	External customers			Inter-segment			Total revenue
Revenue	2017	2016	2015*	2017	2016	2015	2017	2016	2015*
Russia	4,698	4,059	4,528	31	38	55	4,729	4,097	4,583
Pakistan	1,525	1,293	1,014	—	2	—	1,525	1,295	1,014
Algeria	914	1,040	1,273	1	—	—	915	1,040	1,273
Bangladesh	574	621	604	—	—	—	574	621	604
Ukraine	600	566	592	22	20	30	622	586	622
Uzbekistan	513	662	710	—	1	1	513	663	711
HQ	—	10	—	—	—	—	—	10	—
Other	650	634	885	(54)	(61)	(86)	596	573	799

Total segments	9,474	8,885	9,606	—	—	—	9,474	8,885	9,606

*
Amounts have been re-presented to conform with current year presentation, refer to Note 8.

	Adjusted EBITDA			Capital expenditures
Other disclosures	2017	2016	2015	2017	2016	2015
Russia	1,788	1,574	1,825	686	663	910
Pakistan	703	507	409	535	215	238
Algeria	426	547	684	129	201	189
Bangladesh	233	267	242	101	137	134
Ukraine	347	306	292	114	106	299
Uzbekistan	261	395	437	63	174	55
HQ	(325)	(421)	(1,291)	28	27	16
Other	154	57	277	135	218	193

Total segments	3,587	3,232	2,875	1,791	1,741	2,034

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

7 SEGMENT INFORMATION (Continued)

        The following table provides the reconciliation of consolidated Adjusted EBITDA to consolidated income statement before tax for the years ended December 31:

	2017	2016	2015
Total Segments Adjusted EBITDA	3,587	3,232	2,875
Depreciation	(1,454)	(1,439)	(1,550)
Amortization	(537)	(497)	(517)
Impairment losses	(66)	(192)	(245)
Loss on disposals of non-current assets	(24)	(20)	(39)
Finance costs	(935)	(830)	(829)
Finance income	95	69	52
Other non-operating losses, net	(97)	(82)	(42)
Share of (loss) / profit of joint ventures and associates	(412)	48	14
Impairment of joint ventures and associates	(110)	(99)	—
Net foreign exchange (loss) / (gain)	(71)	157	(314)

(Loss) / profit before tax	(24)	347	(595)

Geographical information of non-current assets

        The total of non-current assets (other than financial instruments, investments in subsidiaries and deferred tax assets, which are included in Other, along with consolidation eliminations), broken down by location of the assets, is shown in the following tables:

	2017	2016*
Russia	5,969	6,116
Pakistan	1,840	2,169
Algeria	2,151	2,324
Bangladesh	988	1,104
Ukraine	552	556
Uzbekistan	213	509
HQ	55	38
Other	3,345	3,827

Total segments	15,113	16,643

*
Amounts have been re-presented to conform with current year presentation.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

8 REVENUE

        VEON generates revenue from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. Products and services may be sold separately or in bundled packages.

        The following table provides a breakdown of total operating revenue from external customers by mobile and fixed line for the years ended December 31:

	2017	2016	2015
Mobile services	8,688	8,089	8,797
Fixed line services	786	796	809

Total revenue	9,474	8,885	9,606

ACCOUNTING POLICIES

        The following accounting policies have been applied for the Group for the current and comparative years. Refer to Note 3 for details regarding upcoming changes to revenue recognition and impact for the Group in future years.

        Generally, revenue for products is recorded when the equipment is sold or upon transfer of the associated risks and rewards, and revenue for services is recorded when the services are rendered. Revenue for bundled packages is recorded based on the relative fair value allocation of each component in the bundle.

Mobile services

        Service revenue includes revenue from airtime charges from contract and prepaid customers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services ("VAS"). VAS includes short messages, multimedia messages, caller number identification, call waiting, data transmission, mobile internet, downloadable content, mobile finance services, machine-to-machine and other services. The content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers and gross when the Company acts as the primary obligor of the transaction.

        In 2016, the Group aligned its practices for content revenue across the group and re-presented the comparative period of 2015. The impact of this refinement in policy was not material for any periods presented, reducing service revenue and service costs by US$19. The net results, financial position and operating cash flows for these periods remained unaffected. The Company concluded that net presentation of the content revenue better reflected the actual nature and substance of the arrangements with content providers.

        More specifically, the accounting for revenue sharing agreements and delivery of content depends on the analysis of the facts and circumstances surrounding these transactions, which will determine if the revenue is recognized gross or net.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

8 REVENUE (Continued)

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

Fixed-line services

        Revenue from traditional voice services and other service contracts is accounted for when the services are provided. Revenue from Internet services is measured primarily by monthly fees and internet-traffic volume which has not been included in monthly fees. Payments from customers for fixed-line equipment are not recognized as revenue until installation and testing of such equipment are completed and the equipment is accepted by the customer. Domestic Long Distance/International Long Distance and zonal revenue are recorded gross or net depending on the contractual arrangements with the end-users.

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

Multiple elements agreements ("MEA")

        MEA are agreements under which VEON provides more than one service. Services / products may be provided or 'bundled' under different agreements or in groups of agreements which are interrelated to such an extent that, in substance, they are elements of one agreement. In the event of an MEA, each element is accounted for separately if it can be distinguished from the other elements and has a fair value on a standalone basis. The customer's perspective is important in determining whether the transaction contains multiple elements or is just a single element arrangement. The relative fair value method is applied in determining the value to be allocated to each element of an MEA. Fair value is determined as the selling price of the individual item. If an item has not been sold separately by the Group yet, but is sold by other suppliers, the fair value is the price at which the items are sold by the other suppliers.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

8 REVENUE (Continued)

SOURCE OF ESTIMATION UNCERTAINTY

        The Group's revenue consists primarily of revenue from sale of telecommunications services and periodic subscriptions. The Group offers customers, via multiple element agreements ('bundles') or otherwise, a number of different services with different price plans, and provides discounts in various types and forms, often in connection with different campaigns, over the contractual or average customer relationship period. Determining the fair value of each deliverable can require complex estimates due to the nature of the goods and services provided. The Group also sells wholesale products to other operators and vendors in different countries and across borders. Management has to make estimates related to revenue recognition, relying to some extent on information from other third-party operators regarding values of services delivered. Management also makes estimates for the final outcome in instances where the other parties dispute the amounts charged. Furthermore, management has to estimate the average customer relationship for revenue that is initially recognized as deferred revenue in the statement of financial position and thereafter recognized in the income statement over a future period, for example, revenue from connection fees. Management also applies judgment in evaluating gross or net presentation of revenue and associated fees. In this case, among others, the main factor is whether the Company is considered as the primary obligor in the transactions, and the extent of latitude in establishing prices.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

9 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

        Selling, general and administrative expenses consisted of the following items for the years ended December 31:

	2017	2016	2015
Network and IT costs	1,185	1,043	1,017
Personnel costs	927	775	848
Customer associated costs	893	822	860
Losses on receivables	59	58	51
Taxes, other than income taxes	219	244	227
Other	465	726	1,560

Total selling, general and administrative expenses	3,748	3,668	4,563

        Included within "Other" for the year ended December 31, 2015, is the provision expense related to the Uzbekistan investigation (see Note 22 for further details).

        Included within "Other" for the year ended December 31, 2017, is a reduction of US$106 following the amendment of an agreement with a vendor, which resulted in certain payments to the Company.

        Total operating lease expense recognized in the consolidated income statement amounted to US$444 (2016: US$408, 2015: US$385). Please refer to Note 26 for details regarding operating lease commitments.

ACCOUNTING POLICIES

Dealer commissions

        Dealer commissions are expensed in the consolidated income statement when the services are provided unless they meet the definition of an asset. Dealer commissions are part of customer associated costs.

        The accounting treatment of certain dealer commissions by the Group will change upon adoption of IFRS 15 on January 1, 2018, refer to Note 3 for further details.

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

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

9 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Continued)

Operating lease expenses

        The rental payable under operating leases is recognized as an operating lease expenses in the income statement on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of VEON's benefit. No asset is capitalized. If the periodic payments or part of the periodic payments has been prepaid, the Company recognizes these prepayments in the statement of financial position as other non-financial assets.

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

        The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. If there is no interest rate in the lease, the Company's incremental borrowing rate is used. Any initial direct costs of VEON related to the lease are added to the amount recognized as an asset.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

10 IMPAIRMENT

        Property and equipment and intangible assets are tested regularly for impairment. The Company assesses, at the end of each reporting period, whether there exist any indicators that an asset may be impaired (i.e. asset becoming idle, damaged or no longer in use). If there are such indicators, the Company estimates the recoverable amount of the asset. Impairment losses of continuing operations are recognized in the income statement in a separate line item.

        Impairment losses relate to the following for the years ended 31 December:

	Note	2017	2016	2015
Property and equipment	15	15	100	150
Intangible assets	16	—	14	—
Goodwill		51	78	95

Total impairment loss		66	192	245

CASH-GENERATING UNITS

        Goodwill has been allocated to cash-generating units ("CGUs") as disclosed in the table below, for the years ended December 31. There were no changes to the methodology of goodwill allocation to CGUs.

Year ended December 31, 2017	2017	Impairment	Reclassification*	Translation adjustment	2016
Russia	2,434	—	—	122	2,312
Algeria	1,340	—	—	(53)	1,393
Pakistan	244	—	(237)	(16)	497
Kazakhstan	177	—	—	1	176
Kyrgyzstan	128	(17)	—	—	145
Uzbekistan	46	—	—	(68)	114
Armenia	25	(34)	—	—	59
Tajikistan	—	—	—	—	—
Others	—	—	—	—	—

Total	4,394	(51)	(237)	(14)	4,696

*
Reclassified to assets held-for-sale, see Note 5 for further information.

Year ended December 31, 2016	2016	Impairment	Acquisition	Translation adjustment	2015
Russia	2,312	—	—	388	1,924
Algeria	1,393	—	—	(42)	1,435
Pakistan	497	—	201	1	295
Kazakhstan	176	—	—	3	173
Kyrgyzstan	145	(49)	—	17	177
Uzbekistan	114	—	—	(17)	131
Armenia	59	—	—	—	59
Tajikistan	—	(21)	—	—	21
Others	—	(8)	—	—	8

Total	4,696	(78)	201	350	4,223

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

10 IMPAIRMENT (Continued)

        The Company performed its annual goodwill impairment test as of October 1, 2017. The Company considers the relationship between market capitalization and its book value, changes in country risk premiums and significant decreases in the operating results of its CGUs versus budgeted amounts, among other factors, when reviewing for indicators of impairment on a quarterly basis. As of the impairment test date, the market capitalization of the Group was not below the book value of its equity. The Company further performed an assessment for the period between October 1, and December 31, 2017 for any adverse developments that could have negatively impacted the valuations.

        The recoverable amounts of CGUs have been determined based on fair value less costs of disposal calculations, using cash flow projections from business plans prepared by management in the fourth final quarter of 2017. To the extent the business initiatives would not be valued by the market due to their early stages, they were not included in the cash flow projections. The business plans cover a period of five years. The key assumptions and outcomes of the impairment test are discussed separately below.

Impairment losses in 2017

	Armenia	Kyrgyzstan	Other	Total
Property and equipment	—	—	15	15
Goodwill	34	17	—	51

Total impairment loss	34	17	15	66

        During the 2017 annual impairment test, the Company recognized impairment losses in respect of the Armenia and Kyrgyzstan CGUs in amounts of US$34 and US$17, respectively, allocated to the existing carrying value of goodwill. The impairments were concluded largely due to lower cash flow outlook in those countries. The recoverable amounts of the Armenia and Kyrgyzstan CGUs of US$105 and US$209, respectively, were determined based on a fair value less costs of disposal calculation using the latest cash flow projections (Level 3 fair value). Details regarding key assumptions and inputs used by the Company are included later in this Note.

        Several countries exhibited limited headroom, and these are described later in this Note.

        Additionally, in connection with the rollout of the Company's transformation strategy and commitment to network modernization, the Company continuously re-evaluates the plans for its existing network, including equipment purchased but not installed, and consequently recorded an impairment loss of US$15.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

10 IMPAIRMENT (Continued)

Impairment losses in 2016

        Impairment losses in 2016 were allocated to current and non-current assets as follows:

	Georgia	Kyrgyzstan	Tajikistan	Other	Total
Property and equipment	16	—	54	30	100
Intangibles	13	—	1	—	14
Goodwill	—	49	21	8	78
Other assets*	—	—	12	—	12

Total impairment loss	29	49	88	38	204

*
Other assets include trade and other receivables and deferred tax assets. The impairments on these assets have been recognized on the income statement accounts relating to these assets, i.e. Selling, general and administrative expenses and Income tax expense.

        During the 2016 annual impairment test, the Company concluded impairments for the CGUs Georgia and Kyrgyzstan in amounts of US$29 and US$49, respectively. The impairments were concluded largely due to lower operating performances in those countries. The recoverable amounts of US$53 and US$219, respectively, were determined based on a fair value less costs of disposal calculation using the latest cash flow projections (Level 3 fair value). The Company applied a post-tax discount of 10.3% and 14.5%, respectively.

        For the Georgia CGU, the carrying amount of goodwill was already nil prior to the impairment test. As such, the total amount of the impairment loss was allocated to the carrying amounts of property and equipment and intangible assets based on relative carrying value before the impairment.

        In Q4 2016, the Company also concluded an impairment for CGU Tajikistan in an amount of US$88 due to negative cash flow outlook primarily driven by excessive tax levies. The impairment was allocated to all non-current and current assets, including goodwill.

        Additionally, in connection with the rollout of the Company's transformation strategy and commitment to network modernization, the Company has re-evaluated the plans for its existing network, including equipment purchased but not installed, and consequently recorded an impairment loss of US$30.

Impairment losses in 2015

        In Q1 2015, due to higher weighted average cost of capital for Ukraine by 1.0% as compared to October 1, 2014, the Group recorded an impairment loss of US$51 in the Ukraine CGU. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections (Level 3 fair value). Due to the macroeconomic and geopolitical situation in the country, the Company applied higher post-tax discount factors for the first two years in the explicit period of 27.1% in 2015 and 20.4% in 2016, followed by normalized post-tax discount rate of 17.8% as of March 31, 2015.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

10 IMPAIRMENT (Continued)

        Also, due to higher weighted average costs of capital for the CGU Armenia, an impairment was reported in Q1 2015 for the amount of US$44. The recoverable amount was determined based on a fair value less costs of disposal calculation using the latest cash flow projections (Level 3 fair value). The Company applied post-tax discount rate of 12.1% as of March 31, 2015.

        Based on the annual goodwill impairment test as of October 1, 2015, there were no other impairment losses identified for these and other CGUs.

        Additionally, in connection with the rollout of the Company's transformation strategy and commitment to network modernization, the Company has re-evaluated the plans for its existing network, including equipment purchased but not installed, and consequently recorded an impairment loss of US$150.

KEY ASSUMPTIONS

        The key assumptions and inputs used by the Company in determining the recoverable amount are as follows:

Assumption	Description
Discount rate

Discount rates are initially determined in US$ based on the risk-free rate for 20-year maturity bonds of the United States Treasury, adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific CGU relative to the market as a whole.

The equity market risk premium used was 6.0% (2016: 5.5%, 2015: 5.5%). The systematic risk, beta, represents the median of the raw betas of the entities comparable in size and geographic footprint with the ones of the Company ("Peer Group").

The debt risk premium is based on the median of Standard & Poor's long-term credit rating of the Peer Group.
The weighted average cost of capital is determined based on target debt-to-equity ratios representing the median historical five-year capital structure for each entity from the Peer Group.

The discount rate in functional currency of a CGU is adjusted for the long-term inflation forecast of the respective country in which the business operates, as well as the applicable country risk premium.

Projected revenue growth rates	The revenue growth rates vary based on numerous factors, including size of market, GDP (Gross Domestic Product), foreign currency projections, traffic growth, market share and others.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

10 IMPAIRMENT (Continued)

Assumption	Description
Projected average operating margin

The Company estimates operating margin based on Adjusted EBITDA divided by Total Operating Revenue for each CGU and each future year. The forecasted operating margin is based on the budget of the following year and assumes cost optimization initiatives which are part of on-going operations, as well as regulatory and technological changes known to date, such as telecommunication license issues and price regulation among others.

Average capital expenditure as a percentage of revenue

Capital expenditure ("CAPEX") is defined as purchases of property and equipment and intangible assets other than goodwill. The cash flow forecasts for capital expenditure are based on past experience and amounts budgeted for the following year(s) and include the network roll-outs plans and license requirements.

Projected license and spectrum payments

The cash flow forecasts for license and spectrum payments for each operating company for the initial five years include amounts for expected renewals and newly available spectrum. Beyond that period, a long-run cost of spectrum is assumed.

Long-term growth rate	A long-term growth rate into perpetuity is estimated based on a percentage that is lower than or equal to the country long-term inflation forecast, depending on the CGU.

        The table below shows key assumptions used in fair value less costs of disposal calculations.

	Discount rate (functional currency)			Average annual revenue growth rate during forecast period			Terminal growth rate
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Russia	10.6%	9.7%	11.2%	1.9%	2.4%	2.4%	1.0%	1.0%	1.0%
Ukraine	17.1%	17.2%	18.2%	3.9%	3.6%	3.9%	2.0%	1.0%	3.0%
Algeria	10.7%	9.8%	11.4%	1.0%	(0.8)%	(0.9)%	3.0%	3.0%	4.0%
Pakistan	15.0%	14.3%	15.7%	5.0%	7.6%	4.8%	4.0%	4.0%	5.0%
Bangladesh	12.7%	11.9%	13.4%	5.0%	6.4%	6.5%	4.6%	4.7%	5.9%
Kazakhstan	10.8%	12.4%	12.3%	3.2%	4.4%	3.5%	2.4%	2.0%	3.0%
Kyrgyzstan	15.5%	14.5%	14.2%	(1.5)%	(1.8)%	2.4%	3.5%	2.5%	2.5%
Uzbekistan	15.3%	15.4%	18.4%	6.9%	1.7%	1.7%	6.5%	1.0%	2.0%
Armenia	13.0%	12.0%	12.9%	(1.0)%	(2.8)%	(0.7)%	3.0%	1.0%	2.0%
Georgia	11.0%	10.3%	12.6%	5.6%	6.4%	6.5%	1.0%	1.0%	3.0%
Tajikistan	n.a.	n.a.	13.5%	n.a.	n.a.	(4.2)%	n.a.	n.a.	2.0%

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

10 IMPAIRMENT (Continued)

	Average operating margin			Average CAPEX as a percentage of revenue
	2017	2016	2015	2017	2016	2015
Russia	36.4%	38.6%	44.1%	15.7%	15.9%	16.5%
Ukraine	49.9%	44.9%	44.9%	15.6%	17.0%	19.1%
Algeria	46.2%	50.8%	48.7%	14.8%	15.8%	16.3%
Pakistan	43.6%	33.3%	39.2%	15.3%	14.3%	14.1%
Bangladesh	38.7%	44.9%	41.2%	14.3%	14.6%	15.8%
Kazakhstan	44.5%	43.6%	52.3%	17.9%	18.8%	20.3%
Kyrgyzstan	42.0%	43.9%	54.1%	16.4%	17.0%	12.3%
Uzbekistan	42.9%	58.2%	61.2%	14.1%	18.2%	16.3%
Armenia	29.7%	37.8%	35.5%	19.6%	14.1%	11.8%
Georgia	25.2%	25.7%	32.2%	23.3%	17.3%	16.4%
Tajikistan	n.a.	n.a.	42.4%	n.a.	n.a.	13.6%

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

		Potential impairment if an assumption changes by 1.0pp
CGU	Headroom	Discount rate	Average growth rate	Average operating margin	Average CAPEX / revenue	Terminal growth rate
Bangladesh	82	(33)	—	—	—	(17)
Uzbekistan	15	(9)	(3)	—	(1)	(7)
Georgia	9	—	—	—	—	—

ACCOUNTING POLICIES

Goodwill

        Goodwill is recognized for the future economic benefits arising from net assets acquired that are not individually identified and separately recognized.

        Goodwill is not amortized but is tested for impairment annually and as necessary when circumstances indicate that the carrying value may be impaired.

        The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company's CGUs. These budgets and forecast calculations are prepared for a period of five years. For longer periods, a long-term growth rate is applied to project future cash flows after the fifth year.

SOURCE OF ESTIMATION UNCERTAINTY

        The Group has significant investments in property and equipment, intangible assets, goodwill and other investments.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

10 IMPAIRMENT (Continued)

        Estimating recoverable amounts of assets and CGUs must, in part, be based on management's evaluations, including the determination of the appropriate CGUs, the relevant discount rate, estimation of future performance, the revenue-generating capacity of assets, timing and amount of future purchases of property and equipment, assumptions of future market conditions and the long-term growth rate into perpetuity (terminal value). In doing this, management needs to assume a market participant perspective. Changing the assumptions selected by management, in particular, the discount rate and growth rate assumptions used to estimate the recoverable amounts of assets, could significantly impact the Group's impairment evaluation and hence results.

        A significant part of the Group's operations is in countries with emerging markets. The political and economic situation in these countries may change rapidly and recession may potentially have a significant impact on these countries. On-going recessionary effects in the world economy and increased macroeconomic risks impact our assessment of cash flow forecasts and the discount rates applied.

        There are significant variations between different markets with respect to growth, mobile penetration, average revenue per user ("ARPU"), market share and similar parameters, resulting in differences in operating margins. The future development of operating margins is important in the Group's impairment assessments, and the long-term estimates of these margins are highly uncertain. This is particularly the case for emerging markets that are not yet in a mature phase.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

11 OTHER NON-OPERATING LOSSES, NET

        Other non-operating (losses) / gains consisted of the following for the years ended December 31:

	2017	2016	2015
Loss from early debt redemption	(124)	—	4
Change of fair value of embedded derivative	(6)	12	—
Change of fair value of other derivatives	(13)	(120)	(15)
Impairment loss of other financial assets	(20)	—	(1)
Gains relating to past acquisitions and divestments	70	—	—
Other (losses) / gains	(4)	26	(30)

Other non-operating losses, net	(97)	(82)	(42)

        Loss from early debt redemption relates to the settlement of the cash tender offer for certain outstanding debt securities, see Note 17 for further details.

        The change in fair value of other derivatives mainly relates to derivatives in Russia (refer to Note 17).

        Included in 'Gains relating to past acquisitions and divestments' is a net gain of US$45 pertaining to indemnification from a past business acquisition, and a gain of US$25 as a result of an increase in cash consideration receivable pertaining to the disposal of Italy operations in 2016.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

12 INCOME TAXES

        Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at reporting date, and any adjustment to tax payable in respect of previous years. Any penalties or interests relating to income tax claims or litigations are included within income tax expense.

        Income tax expense consisted of the following for the years ended December 31:

	2017	2016	2015
Current income taxes
Current year	397	615	712
Adjustments in respect of previous years	(28)	(3)	38

Total current income taxes	369	612	750
Deferred income taxes
Origination / reversal of temporary differences	(166)	(217)	(782)
Changes in tax rates	10	(7)	24
Current year tax losses unrecognized	153	172	207
Recognition / utilization of previously unrecognized tax losses or tax credits	—	(15)	(23)
Derecognition of previously recognized tax losses	—	95	32
Expiration of tax losses	—	2	—
Write off deferred tax assets	20	—	7
Adjustments in respect of previous years	86	—	6
Other	—	(7)	(1)

Total deferred tax expense	103	23	(530)

Income tax expense	472	635	220

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

12 INCOME TAXES (Continued)

EFFECTIVE TAX RATE

        The table below outlines the reconciliation between the statutory tax rate in the Netherlands (25%) and the effective income tax rates for the Group, together with the corresponding amounts, for the years ended December 31:

	2017	2016	2015
(Loss) / profit before tax from continued operations	(24)	347	(595)
Income tax benefit at statutory tax rate (25.0%)	(6)	87	(148)
Difference due to the effects of:
Different tax rates in different jurisdictions	(90)	152	(76)
Non-deductible expenses	216	89	320
Non-taxable income	(35)	(81)	(11)
Adjustments in respect of previous years	52	(3)	44
Movement in (un)recognized deferred tax assets	173	247	230
Withholding taxes	123	62	(179)
Tax claims	25	59	5
Change in income tax rate	10	(7)	28
Minimum taxes and other	4	30	7

Income tax expense	472	635	220

Effective tax rate	–1,966.7%	183.0%	–37.0%

EXPLANATORY NOTES TO THE EFFECTIVE TAX RATE

Different tax rates in different jurisdictions

        Certain jurisdictions in which VEON operates have income tax rates which are different to the Dutch statutory tax rate of 25%. In 2017 and 2015, the effective tax rate was positively impacted by taxable income recognized in jurisdictions in which income tax rates are lower than 25%. In 2016, the effective tax rate was negatively impacted by higher taxable income recognized in jurisdictions with higher income tax rates.

Non-deductible expenses

        In 2017, the Group incurred non-deductible expenses primarily in Luxembourg (US$96) and Russia (US$91), in respect of share of loss of joint ventures and associates and impairment of joint ventures and associates. In addition, GTH incurred non-deductible financial and business expenses (US$20).

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

12 INCOME TAXES (Continued)

        The 2016 non-deductible expenses mainly relate to GTH (US$24), and our operations in Pakistan (US$20) and Tajikistan (US$18). The main item of GTH non-deductible expenses in the amount of US$24 represents a legal provision due to the Iraqna case (refer to Note 22). The non-deductible expenses of US$20 within Pakistan mainly relate to permanent differences due to Final Tax Regime ("FTR") on mobile financial services and site sharing expenses. The FTR is a final tax liability on source income arising from sales, contracts and import of goods and services. Therefore, expenses incurred in deriving such income are treated as non-deductible. For Tajikistan, the non-deductible expenses mainly relate to on-charged intercompany expenses.

        The 2015 non-deductible expenses mainly relate to the provision recognized regarding the Uzbekistan investigations (Note 22) being non-tax deductible (US$199 tax impact), non-deductible interest expenses recorded in Egypt and non-deductible impairment losses.

Non-taxable income

        In 2017, the Group recognized a non-taxable gain pertaining to indemnification from a past business acquisition (see Note 11), which had a positive impact on the effective tax by US$17.

        In addition, the Group recognizes permanent differences for non-taxable income in Pakistan under the FTR.

Movement in (un)recognized deferred tax assets

        In 2017, the effective tax rate was impacted by tax losses for which no deferred tax asset was recognized, primary within holding entities in the Netherlands (US$109) and in GTH (US$35), as well as other subsidiaries across the Group (US$10).

        In addition, deferred tax assets of US$20 previously recognized within holding entities in Luxembourg were written off during the year.

        In 2016, the effective tax rate was impacted by a US$247 change in recognition of deferred tax assets resulting mainly from tax losses for which no deferred tax asset was recognized in the Netherlands. Furthermore, WIND Telecom SpA had tax losses for which a deferred tax asset had been recognized of US$95. As a result of the Italy Joint Venture we will no longer be able to offset these losses against future profits of our Italian operating company, as a consequence the deferred tax asset of US$95 was written down. At the same time, Bangladesh starts to be profit making and utilizing its tax losses. During 2016, the (positive) results of Bangladesh have been monitored closely. As there were sufficient arguments to start recognizing some of the deferred tax assets on losses, an amount of US$21 was recognized as of December 31, 2016.

        In 2015, the effective tax rate was impacted by a US$220 change in recognition of deferred tax assets resulting mainly from tax losses for which no deferred tax asset was recognized in Georgia, Egypt and the Netherlands and a re-measurement of deferred tax asset on previous year tax losses in Luxembourg.

Adjustments in respect of previous years

        In 2017, updated tax positions in respect of prior years for Bangladesh and Russia had the effect of increasing tax expense by a net amount of US$58.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

12 INCOME TAXES (Continued)

        In 2016, the effect of prior year adjustments of US$3 decreased the effective tax rate and mainly relate to Luxembourg for an amount of US$3 due to adjustment in carry forward losses arising due to filing to annual tax return.

        In 2015, the effect of prior year adjustments of US$44 increased the effective tax rate and mainly relate to the settlement with the Algerian government, resulting in a tax charge of US$24.

Withholding taxes

        In 2017, the expense related to withholding taxes amounted to US$123, of which US$53 relate to a dividend from the Company's wholly-owned subsidiary in Russia of US$1,060, which is expected to be paid in 2018. Furthermore, it is expected that Algeria and Pakistan will distribute dividends subject to withholding tax in the foreseeable future, resulting in an increase in accruals in 2017 by US$59, whilst the remaining amount relates primarily to withholding taxes in respect of subsidiaries within the Eurasia region.

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

Tax claims

        In 2017, tax claims relate primarily to increases in uncertain income tax positions in Russia and GTH, offset by a reversal in Tajikistan, resulting in a net impact on income tax expense of US$24 (see also Note 22).

Change in income tax rate

        In 2017, the effective tax rate of the Group was impacted by changes in tax rates, primarily a decrease in the nominal tax rate in Pakistan (from 31% to 30% in 2017), resulting in a total tax benefit of US$9.

        In 2016, changes in income tax rates of US$7 decreased the effective tax rate. The nominal tax rate decreased in Pakistan (from 32% to 31% in 2016).

        In 2015, the increase of the effective tax rate was mainly caused by the nominal tax rate increase in Uzbekistan (from 7.5% to 53% as from 2016).

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

12 INCOME TAXES (Continued)

DEFERRED TAXES

        The Group reported the following deferred tax assets and liabilities in the statement of financial position as of December 31:

	2017	2016
Deferred tax assets	272	343
Deferred tax liabilities	(376)	(331)

Net deferred tax position	(104)	12

        The following table shows the movements of the deferred tax assets and liabilities in 2017:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Changes in composition of the group	Other comprehensive & other	Currency translation	Tax rate changes	Closing balance
Property and equipment, net	(420)	(6)	—	(13)	(4)	—	(443)
Intangible assets, net	(166)	—	—	(4)	5	—	(165)
Trade receivables	30	19	—	(4)	(9)	—	36
Other assets	(3)	(12)	—	1	6	—	(8)
Provisions	29	3	—	(3)	4	—	33
Long-term debt	25	(6)	—	(7)	1	—	13
Accounts payable	94	38	—	28	(27)	—	133
Other liabilities	53	(27)	—	(33)	30	—	23
Other movements and temporary differences	23	(24)	—	—	—	—	(1)
Deferred subnational income taxes and other	(1)	2	—	4	(4)	—	1
Withholding tax on distributed earnings	(73)	(43)	—	1	(1)	—	(116)

	(409)	(56)	—	(30)	1	—	(494)
Tax losses and other balances carried forwards	2,270	(47)	—	197	(50)	—	2,370
Non-recognized deferred tax assets on losses and credits	(1,822)	—	—	(158)	—	—	(1,980)
Non-recognized deferred tax assets on temporary differences	(27)	—	—	27	—	—	—

Net deferred tax positions	12	(103)	—	36	(49)	—	(104)

        The movement in the net deferred tax position in 2017 primarily relates to WHT deferred liability on increased dividends from Pakistan and Russia.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

12 INCOME TAXES (Continued)

        The following table shows the movements of the deferred tax assets and liabilities in 2016:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Changes in composition of the group	Other comprehensive & other	Currency translation	Tax rate changes	Closing balance
Property and equipment, net	(499)	32	74	26	(54)	1	(420)
Intangible assets, net	(228)	32	(3)	37	(3)	(1)	(166)
Trade receivables	21	13	—	(1)	(3)	—	30
Other assets	(5)	3	—	—	(1)	—	(3)
Provisions	23	3	3	(1)	1	—	29
Long-term debt	9	9	—	(1)	8	—	25
Accounts payable	71	8	—	1	14	—	94
Other liabilities	45	7	1	(2)	2	—	53
Other movements and temporary differences	20	—	—	1	1	—	23
Deferred subnational income taxes and other	(2)	1	(2)	2	—	—	(1)
Withholding tax on distributed earnings	(45)	(26)	—	—	(2)	—	(73)

	(590)	82	73	62	(37)	—	(409)
Tax losses and other balances carried forwards*	2,613	(89)	233	(14)	(298)	(174)	2,270
Non-recognized deferred tax assets on losses and credits *	(2,263)	—	—	(44)	311	174	(1,822)
Non-recognized deferred tax assets on temporary differences	(14)	(16)	—	—	3	—	(27)

Net deferred tax positions	(254)	(23)	306	4	(21)	—	12

*
The deferred tax movements in other comprehensive income in 2016 relates to non-recognized deferred tax asset on losses of US$3 for Wind Telecom S.p.A.

        The movement in net deferred tax position mainly relates to recognition of losses for Pakistan due to the acquisition of Warid. As of December 31, 2016, the amount of deductible temporary differences for which no deferred tax asset was recognized amounted to US$27 for Georgia.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

12 INCOME TAXES (Continued)

        VEON recognizes a deferred tax asset for the carry forward of unused tax losses and other carry forwards to the extent that it is probable that the deferred tax asset will be utilized. The amount and expiry date of unused tax losses and other carry forwards for which no deferred tax asset is recognized are as follows:

As of December 31, 2017	0 - 5 years	6 - 10 years	More than 10 years	Indefinite	Total
Tax losses expiry
Recognized losses	(347)	(12)	—	(833)	(1,192)
Recognized DTA	85	3	—	234	322
Non-recognized losses	(420)	(2,639)	—	(6,396)	(9,455)
Non-recognized DTA	95	660	—	1,232	1,987

As of December 31, 2017	0 - 5 years	6 - 10 years	More than 10 years	Indefinite	Total
Other credits carried forwards expiry
Recognized credits	(68)	—	—	—	(68)
Recognized DTA	68	—	—	—	68
Non-recognized credits	—	—	—	—	—
Non-recognized DTA	—	—	—	—	—

As of December 31, 2016	0 - 5 years	6 - 10 years	More than 10 years	Indefinite	Total
Tax losses expiry
Recognized losses	(47)	—	—	(1,223)	(1,270)
Recognized DTA	—	9	—	402	411
Non-recognized losses	(1,016)	(2,148)	—	(5,137)	(8,301)
Non-recognized DTA	237	537	—	1,003	1,777
Other credits carried forwards expiry
Recognized credits	(37)	—	—	—	(37)
Recognized DTA	37	—	—	—	37
Non-recognized credits	—	—	—	(187)	(187)
Non-recognized DTA	—	—	—	45	45

        Losses mainly relate to our holding entities in Luxembourg (2017: US$6,532, 2016: US$5,126) and the Netherlands (2017: US$2,474, 2016: US$2,148), of which US$28 (2016: US$80) is recognized in the consolidated statement of financial position.

        VEON reports the tax effect of the existence of undistributed profits that will be distributed in the foreseeable future. The Company has a deferred tax liability of US$116 (2016: US$73) relating to the tax effect of the undistributed profits that will be distributed in the foreseeable future, primarily in relation to its Russian, Algerian and Pakistan operations.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

12 INCOME TAXES (Continued)

        At December 31, 2017, undistributed earnings of VEON's foreign subsidiaries (outside the Netherlands) which are indefinitely invested and will not be distributed in the foreseeable future, amounted to US$6,833 (2016: US$8,495). Accordingly, no deferred tax liability is recognized for this amount of undistributed profits.

TAXES RECORDED OUTSIDE THE INCOME STATEMENT

        In 2017, a current tax charge and a deferred tax benefit of US$6 and US$102, respectively, was reported outside of the income statement in respect of foreign exchange losses for intercompany loans between our subsidiaries in Uzbekistan and Russia, denominated in U.S. dollars, recognized directly in equity.

        In addition, the Company recorded a net deferred tax charge of nil in respect of cash flow hedge movements recognized directly in equity in 2017 (2016: US$5, 2015: US$5).

        In 2015, the amount of current and deferred taxes recorded outside of the income statement amounts to US$348 comprising of US$345 current tax charge and US$(3) deferred tax charge. The current tax charge mainly relates to the Algerian capital gain tax of US$428, of which US$350 was recognized directly in equity.

INCOME TAX ASSETS

        The Company reported both current and non-current income tax assets, totaling US$258 (2016: US$194). These tax assets mainly relate to advance tax payments in Pakistan, Bangladesh and Ukraine which can only be offset against income tax liabilities in fiscal periods subsequent to balance sheet date.

ACCOUNTING POLICIES

Income taxes

        Income tax expense represents the aggregate amount determined on the profit for the period based on current tax and deferred tax.

        In cases where the tax relates to items that are charged to other comprehensive income or directly to equity, the tax is also charged respectively to other comprehensive income or directly to equity.

Uncertain tax positions

        The Group's policy is to comply with the applicable tax regulations in the jurisdictions in which its operations are subject to income taxes. The Group's estimates of current income tax expense and liabilities are calculated assuming that all tax computations filed by the Company's subsidiaries will be subject to a review or audit by the relevant tax authorities. The Company and the relevant tax authorities may have different interpretations of how regulations should be applied to actual transactions (refer Note 22 and Note 26, respectively, for further details regarding provisions recognized and risks and uncertainties). Such uncertain tax positions are accounted for in accordance with IAS 12 'Income Taxes' or IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' depending on the type of tax in question.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

12 INCOME TAXES (Continued)

Deferred taxation

        Deferred taxes are recognized using the liability method and thus are computed as the taxes recoverable or payable in future periods in respect of deductible or taxable temporary differences between the tax bases of assets and liabilities and their carrying amounts in the Company's financial statements.

SOURCE OF ESTIMATION UNCERTAINTY

Deferred tax assets and uncertain tax positions

        Deferred tax assets are recognized to the extent that it is probable that the assets will be realized. Significant judgment is required to determine the amount that can be recognized and depends foremost on the expected timing, level of taxable profits, tax planning strategies and the existence of taxable temporary differences. Estimates made relate primarily to losses carried forward in some of the Group's foreign operations. When an entity has a history of recent losses, the deferred tax asset arising from unused tax losses is recognized only to the extent that there is convincing evidence that sufficient future taxable profit will be generated. Estimated future taxable profit is not considered such evidence unless that entity has demonstrated the ability by generating significant taxable profit for the current year or there are certain other events providing sufficient evidence of future taxable profit. New transactions and the introduction of new tax rules may also affect judgments due to uncertainty concerning the interpretation of the rules and any transitional rules.

        Uncertain tax positions are recognized when it is probable that a tax position will not be sustained, and the amount can be reliably measured. The expected resolution of uncertain tax positions is based upon management's judgment of the likelihood of sustaining a position taken through tax audits, tax courts and/or arbitration, if necessary. Circumstances and interpretations of the amount or likelihood of sustaining a position may change through the settlement process. Furthermore, the resolution of uncertain tax positions is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve.

        See also Note 26 for further information.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

13 INVESTMENTS IN SUBSIDIARIES

        The Company held investments in the significant subsidiaries for the years ended December 31 as detailed in the table below. The equity interest presented represents the economic rights available to the Company.

			Equity interest held by the Group
	Country of incorporation	Nature of subsidiary
Name of significant subsidiary			2017	2016
VEON Amsterdam B.V.	Netherlands	Holding	100%	100%
VEON Holdings B.V.	Netherlands	Holding	100%	100%
PJSC VimpelCom	Russia	Operating	100%	100%
JSC "Kyivstar"	Ukraine	Operating	100%	100%
LLP "KaR-Tel"	Kazakhstan	Operating	75.0%	75.0%
LLC "Tacom"	Tajikistan	Operating	98.0%	98.0%
LLC "Unitel"	Uzbekistan	Operating	100%	100%
LLC "VEON Georgia"	Georgia	Operating	80.0%	80.0%
CJSC "VEON Armenia"	Armenia	Operating	100%	100%
LLC "Sky Mobile"	Kyrgyzstan	Operating	50.1%	50.1%
VimpelCom Lao Co. Ltd.	Lao PDR	Operating	78.0%	78.0%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100%	100%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100%	100%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100%	100%
Global Telecom Holding S.A.E	Egypt	Holding	57.7%	51.9%
Omnium Telecom Algérie S.p.A.*	Algeria	Holding	26.3%	23.7%
Optimum Telecom Algeria S.p.A.*	Algeria	Operating	26.3%	23.7%
Pakistan Mobile Communications Limited	Pakistan	Operating	49.0%	44.0%
Banglalink Digital Communications Limited	Bangladesh	Operating	57.7%	51.9%
Wind Telecom S.p.A.**	Italy	Holding	—	100%

*
The Group has concluded that it controls Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A even though its subsidiary, Global Telecom Holding S.A.E. owns less than 50% of the ordinary shares. This is because the Company can exercise operational control through a shareholders' agreement.

**
On December 1, 2017, Wind Telecom S.p.A. merged into VEON Holdings.

        Pursuant to local laws and regulations and covenants in agreements relating to indebtedness, subsidiaries may be restricted from declaring or paying dividends to VEON.

        The company holds and controls its investments in Omnium Telecom Algérie S.p.A., Optimum Telecom Algeria S.p.A, Pakistan Mobile Communications Limited, Warid Telecom Limited and Banglalink Digital Communications Limited ("Banglalink") through its subsidiary GTH, in which it holds a 57.7% interest as of balance sheet date.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

13 INVESTMENTS IN SUBSIDIARIES (Continued)

MATERIAL PARTLY-OWNED SUBSIDIARIES

        Financial information of subsidiaries that have material non-controlling interests ("NCIs") is provided below:

	Equity interest held by NCIs		Book values of material NCIs		Profit / (loss) attributable to material NCIs
Name of significant subsidiary	2017	2016	2017	2016	2017	2016
LLP "KaR-Tel" ("Kar-Tel")	25.0%	25.0%	252	253	8	10
LLC "Sky Mobile" ("Sky Mobile")	49.8%	49.8%	167	164	3	(21)
Global Telecom Holding S.A.E ("GTH")	42.3%	48.1%	(778)	(219)	(40)	116
Omnium Telecom Algérie S.p.A. ("OTA")	73.7%	76.3%	1,235	1,332	100	141

        The summarized financial information of these subsidiaries before intercompany eliminations for the years ended December 31 are detailed below. Note that the amount of non-controlling interests presented for OTA of 73.7% represents the non-controlling interests in Algeria of 54.4% and the non-controlling interests in GTH, the intermediate parent company in Egypt, of 42.3%.

Summarized income statement

	Kar-Tel			Sky Mobile			GTH			OTA
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Operating revenue	348	308	534	108	136	164	3,015	2,955	2,894	915	1,040	1,273
Operating expenses	(296)	(255)	(410)	(97)	(162)	(93)	(2,384)	(2,463)	(2,462)	(703)	(753)	(922)
Other (expenses) / income	(7)	2	97	(2)	(12)	29	(450)	(213)	(364)	(27)	(33)	(72)

Profit / (loss) before tax	45	55	221	9	(38)	100	181	279	68	185	254	279
Income tax expense	(13)	(14)	(51)	(4)	(5)	(10)	(375)	(144)	(115)	(49)	(69)	(106)

Profit / (loss) for the year	32	41	170	5	(43)	90	(194)	135	(47)	136	185	173

Total comprehensive income / (loss)	32	41	170	5	(43)	90	(194)	135	(47)	136	185	173

Attributed to NCIs	8	10	44	3	(21)	40	(40)	116	26	100	141	132
Dividends paid to NCIs	—	—	—	—	—	—	116	—	—	82	—	(57)

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

13 INVESTMENTS IN SUBSIDIARIES (Continued)

Summarized statement of financial position

	Kar-Tel		Sky Mobile		GTH		OTA
	2017	2016	2017	2016	2017	2016	2017	2016
Property and equipment	184	203	79	80	2,028	2,314	517	531
Intangible assets	92	91	12	14	1,324	1,356	291	394
Other non-current assets	204	205	131	147	1,806	2,268	1,361	1,417
Trade and other receivables	22	16	6	6	250	222	31	44
Cash and cash equivalents	14	29	32	33	375	606	125	309
Other current assets	74	64	12	3	850	337	66	84
Financial liabilities	—	—	—	—	(3,072)	(2,903)	(128)	(343)
Provisions	(5)	(7)	(4)	(15)	(341)	(396)	(31)	(28)
Other liabilities	(84)	(94)	(22)	(29)	(1,876)	(1,787)	(400)	(492)

Total equity	501	507	246	239	1,344	2,017	1,832	1,916

Attributed to:
Equity holders of the parent	249	254	79	75	2,157	2,236	597	584
Non-controlling interests	252	253	167	164	(778)	(219)	1,235	1,332
Summarized statement of cash flows

	Kar-Tel			Sky Mobile			GTH			OTA
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Net operating cash flows	105	99	137	23	58	81	877	1,077	(339)	345	446	(706)
Net investing cash flows	(73)	(124)	(363)	(24)	45	(65)	(924)	(473)	(823)	(172)	(238)	(201)
Net financing cash flows	(48)	(83)	(110)	—	(115)	(88)	(157)	(492)	(1,032)	(350)	(288)	(1,270)
Effect of exchange rate changes on cash and cash equivalents	—	1	(5)	—	(1)	(3)	(18)	(14)	(151)	(7)	(14)	(153)

Net increase / (decrease) in cash equivalents	(16)	(107)	(341)	(1)	(13)	(75)	(222)	98	(2,345)	(184)	(94)	(2,330)

SIGNIFICANT ACCOUNTING JUDGEMENT

Control over subsidiaries

        Subsidiaries, which are those entities over which the Company is deemed to have control, are consolidated. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In certain circumstances, significant judgment is required to assess if the Company is deemed to have control over entities where the Company's ownership interest does not exceed 50%.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

14 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

        The Company held investments in the following joint ventures and associates for the years ended December 31:

			Equity interest held by the Group
	Country of incorporation	Nature of subsidiary
Name of significant joint venture			2017	2016
VIP-CKH Luxembourg S.à.r.l.*	Luxembourg	Holding	50%	50%
VIP-CKH Ireland Limited*	Ireland	Financing	50%	50%
Euroset Holding N.V. ("Euroset")	Russia	Operating	50%	50%

*
Together, the "Italy Joint Venture", see "Significant accounting judgement" below, in this Note 14).

        The following table provides aggregated financial information for the Group's joint ventures and associates:

	Italy Joint Venture	Euroset	Other	Total
As of January 1, 2015	—	237	28	265
Share of profit / (loss)	—	18	(4)	14
Reclassified to assets held for sale	—	—	(19)	(19)
Foreign currency translation	—	(56)	(3)	(59)

As of December 31, 2015	—	199	2	201

Acquisitions	2,113	—	—	2,113
Share of profit / (loss)	59	(10)	(1)	48
Impairment of Euroset	—	(99)	—	(99)
Foreign currency translation	(119)	36	(1)	(84)

As of December 31, 2016	2,053	126	—	2,179

Share of loss of joint ventures	(390)	(22)	—	(412)
Share of other comprehensive loss	(12)	—	—	(12)
Impairment of Euroset	—	(110)	—	(110)
Foreign currency translation	270	6	—	276

As of December 31, 2017	1,921	—	—	1,921

ITALY JOINT VENTURE

        The Italy Joint Venture includes VIP-CKH Luxembourg S.à r.l and its subsidiaries, which hold the combined businesses of Wind and 3 Italia, and the financing company VIP-CKH Ireland Limited. On November 5, 2016, the Company completed the transaction with CK Hutchison Holdings Ltd to form a joint venture in Italy, combining their respective businesses. Refer to Note 5 for further details.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

14 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

Summarized financial information

        The information of the Italy Joint Venture disclosed below reflects the amounts presented in the financial statements of the relevant joint venture and not the Group's share of those amounts, unless otherwise stated. The information presented below has been amended to reflect adjustments made by the Company when using the equity method, including fair value adjustments and modifications for differences in accounting policy.

Income statement and statement of comprehensive income	2017	2016*
Operating revenue	6,913	1,250
Operating expenses	(6,877)	(1,058)
Other expenses	(755)	(20)
Income tax expenses	(61)	(54)

Loss for the period	(780)	118
Other comprehensive loss	(24)	—

Total comprehensive loss	(804)	118

*
Results for 2016 are included from November 5, 2016, being the date the joint venture was formed.

        Included within 'Operating expenses' is depreciation and amortization expense of US$2,063 in 2017 (2016: US$290). Included within 'Other expenses' is interest expense of US$484 of interest expense (2016: US$68).

Statement of financial position	2017	2016*
Non-current assets	17,672	17,469
Current assets	2,782	2,579
Assets held for sale	289	53

Total assets	20,743	20,101
Non-current liabilities	(13,166)	(12,673)
Current liabilities	(3,729)	(3,322)
Liabilities relating to assets held for sale	(7)	—

Total liabilities	(16,902)	(15,995)

Net assets	3,841	4,106

Reconciliation to carrying amounts
Company's equity interest	50%	50%
Company's share of Italy Joint Venture net assets	1,921	2,053

Carrying amount	1,921	2,053
Included in the balances disclosed above are the following:
Cash and cash equivalents	743	666
Current financial liabilities*	(59)	(186)
Non-current financial liabilities*	(12,406)	(12,409)

*
Financial liabilities exclude trade and other payables and provisions.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

14 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

        There were no dividends received from the Italy Joint Venture in 2017 or 2016. The Italy Joint Venture is restricted from making dividend distributions and certain other payments to VEON as a result of existing covenants in the financing documents, which govern the secured debt of the Italy Joint Venture.

Segment information

        As disclosed in Note 7, the Italy Joint Venture is a separate reportable segment. Financial information for the years ended December 31 is presented below.

	2017	2016*
Revenue
External customers	6,912	1,250
Inter-segment	1	—

Total revenue	6,913	1,250

Adjusted EBITDA	2,131	482
Other disclosures
Capital expenditure	1,434	584

*
Results for 2016 are included from November 5, 2016, being the date the joint venture was formed.

        The following table provides a reconciliation of Adjusted EBITDA to (loss) / profit for the period for the Italy Joint Venture, for the years ended December 31.

	2017	2016*
Adjusted EBITDA	2,131	482
Depreciation and amortization	(2,063)	(290)
Impairment of non-current assets	(27)	—
Gain / (loss) on disposals of non-current assets	(4)	—
Net finance costs	(468)	(68)
Other non-operating (losses) / gains	(288)	48
Income tax expenses	(61)	(54)

(Loss) / profit for the period	(780)	118

*
Results for 2016 are included from November 5, 2016, being the date the joint venture was formed.

Refinancing of Wind Tre S.p.A.

        On October 24, 2017, the Italy Joint Venture, through its wholly-owned subsidiary, Wind Tre S.p.A ("Wind Tre"), entered into a senior facilities agreement with a group of 21 international banks consisting of a EUR 3.0 billion (approximately US$3.5 billion) five year term loan with interest based on a leverage grid (beginning at 2.0%) (the "Wind Tre Facility A"), and a EUR 400 million (approximately US$470) five year revolving credit facility with interest based on a leverage grid (beginning at 1.75%).

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

14 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

        On November 3, 2017, Wind Tre drew down the Wind Tre Facility A and issued EUR 5.6 billion (approximately US$6,516) and US$2.0 billion of senior secured notes, consisting of EUR 2.250 billion Senior Secured Floating Rate Notes due 2024, EUR 1.625 billion 2.625% Senior Secured Notes due 2023, EUR 1.750 billion 3.125% Senior Secured Notes due 2025 and US$2.0 billion 5.0% Senior Secured Notes due 2026 (collectively, the "Wind Tre Notes").

        Proceeds from the Wind Tre Facility A and Wind Tre Notes were used to repay outstanding amounts under Wind Tre then-existing senior term loan facility and repaid loans with Wind Tre's subsidiary, Wind Acquisition Finance S.A. ("WAF"), who then used the funds to repay all of WAF's senior secured and senior notes.

EUROSET

        In Q4 2016, due to operational underperformance of Euroset, the Company recorded an impairment of US$99. During Q2 2017, due to the continued operational underperformance of Euroset, the Company has revised its previous estimates and assumptions regarding Euroset's future cash flows. As a result, the Company impaired the remaining carrying value of the investment in Euroset.

        The recoverable amount of Euroset was determined using fair value less costs of disposal, based on a Level 3 fair value derived from a discounted cash flow model.

Key assumptions	Q2 2017	Q4 2016
Discount rate (functional currency)	13.4%	16.0%
Average annual revenue growth rate during forecast period (functional currency)	1.7%	4.5%
Terminal growth rate	0.0%	1.0%
Average operating (EBITDA) margin during forecast period	0.0%	3.7%
Average capital expenditure as a percentage of revenue	0.9%	0.4%

ACCOUNTING POLICIES

        The Company's investments in its associates and joint ventures are accounted for using the equity method. Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company's share of net profit after tax, other comprehensive income and equity of the associate or joint venture since the acquisition date.

        The Company assesses, at the end of each reporting period, whether there are any indicators that an investment in a Joint Venture may be impaired. If there are such indicators, the Company estimates the recoverable amount of the joint venture after applying the equity method.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

14 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (Continued)

SIGNIFICANT ACCOUNTING JUDGEMENT

Investment in Italy Joint Venture

        VEON holds an interest in:

  •
  50% of the issued share capital of VIP-CKH Luxembourg S.à r.l (which holds the combined businesses of WIND and 3 Italia and includes a EUR 5,114 million Shareholder Loan payable); and

  •
  a 50% investment in newly incorporated financing entity, VIP-CKH Ireland Limited (which includes the EUR 5,114 million Shareholder Loan receivable).

    (together, the "Italy Joint Venture").

        Both joint arrangements are classified as joint ventures in accordance with IFRS 11 'Joint Arrangements', based on the following:

  •
  The legal structure of the arrangement and the legal rights and obligations arise from the limited liability company, which grant equal shareholdings and profit rights to the shareholders;

  •
  The activities relevant for the purposes of determining control require unanimous consent from both shareholders.

        In this context, it was also concluded that the investment in the two joint ventures shall be considered to be accounted for in the aggregate, rather than as two separate joint ventures. A key consideration in this determination was the shareholder agreement which stipulates that decisions about the activities of the joint ventures (including dividend distributions and shareholder loan repayments) require unanimous consent from both shareholders. This conclusion required substantial judgment as to the application of accounting guidance. Refer Note 5 for more details regarding the Company's acquisition of its interest in the Italy Joint Venture.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

15 PROPERTY AND EQUIPMENT

        The following table summarizes the movement in property and equipment for the years ended December 31:

	Telecommunications equipment	Land, buildings and constructions	Office and other equipment	Equipment not installed and assets under construction	Total
Cost
As of January 1, 2016	10,068	423	1,113	919	12,523
Acquisition (Note 5)	116	10	39	34	199
Additions	62	7	21	1,322	1,412
Disposals	(444)	(9)	(33)	(22)	(508)
Transfer	1,153	9	52	(1,214)	—
Translation adjustment	1,137	21	127	(53)	1,232

As of December 31, 2016	12,092	461	1,319	986	14,858
Reclassified to assets held for sale (Note 5)	(662)	(1)	(5)	(7)	(675)
Additions	39	14	26	1,194	1,273
Disposals	(671)	(5)	(49)	(19)	(744)
Transfer	1,426	15	164	(1,605)	—
Translation adjustment	(284)	(2)	24	(37)	(299)

As of December 31, 2017	11,940	482	1,479	512	14,413

Accumulated depreciation and impairment
As of January 1, 2016	(5,221)	(179)	(688)	(196)	(6,284)
Transfer	(17)	(1)	21	(3)	—
Depreciation charge for the year	(1,266)	(33)	(140)	—	(1,439)
Disposals	415	6	29	14	464
Impairment	(65)	(2)	(6)	(27)	(100)
Translation adjustment	(772)	(9)	(79)	80	(780)

As of December 31, 2016	(6,926)	(218)	(863))	(132)	(8,139)
Reclassified to assets held for sale (Note 5)	478	—	3	1	482
Transfer	14	1	(17)	2	—
Depreciation charge for the year	(1,270)	(32)	(152)	—	(1,454)
Disposals	635	5	42	13	695
Impairment	(5)	—	—	(10)	(15)
Translation adjustment	131	2	(22)	4	115

As of December 31, 2017	(6,943)	(242)	(1,009)	(122)	(8,316)

Net book value
As of January 1, 2016	4,847	244	425	723	6,239
As of December 31, 2016	5,166	243	456	854	6,719
As of December 31, 2017	4,997	240	470	390	6,097

Non-cash investing activities

        In 2017, VEON acquired property and equipment in the amount of US$441 (2016: US$699), which was not paid for as of respective year end.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

15 PROPERTY AND EQUIPMENT (Continued)

Changes in estimates

        During 2017, there were no other material change in estimates related to property and equipment other than the impairment described in Note 10 of US$15 (2016: US$100), and accelerated depreciation in Pakistan, Ukraine and Bangladesh pertaining to network modernization activities US$74 (2016: US$153).

Additional information

        Property and equipment pledged as security for bank borrowings amounts to US$875 as of December 31, 2017 (2016: US$1,029), and primarily relate to securities for borrowings of PMCL (refer to Note 17 for details regarding amounts borrowed).

        During 2017, VEON capitalized interest in the cost of property and equipment in the amount of US$3 (2016: US$5). In 2017, the capitalization rate was 8.3% (2016: 10.3%).

ACCOUNTING POLICIES

        Property and equipment is stated at cost, net of any accumulated depreciation and accumulated impairment losses.

        Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Class of property and equipment	Useful life
Telecommunication equipment	3 - 20 years
Buildings and constructions	10 - 50 years
Office and other equipment	3 - 10 years

        Each asset's residual value, useful life and method of depreciation is reviewed at the end of each financial year and adjusted prospectively, if necessary.

Borrowing costs

        Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time (longer than six months) to get ready for its intended use are capitalized as part of the cost of the respective qualifying assets. All other borrowing costs are expensed in the period incurred.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

15 PROPERTY AND EQUIPMENT (Continued)

SOURCE OF ESTIMATION UNCERTAINTY

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

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

16 INTANGIBLE ASSETS

        The following table summarizes the movement in intangible assets for the years ended December 31:

	Telecommunications licenses, frequencies & permissions	Software	Brands and trademarks	Customer relationships	Other intangible assets	Total
Cost
As of January 1, 2016	1,761	827	564	1,738	313	5,203
Acquisition in Pakistan (Note 5)	70	1	30	100	—	201
Additions	164	176	—	—	(11)	329
Disposals	(16)	(63)	—	(6)	(15)	(100)
Transfer	—	11	—	—	(11)	—
Translation adjustment	38	86	(17)	21	(13)	115

As of December 31, 2016	2,017	1,038	577	1,853	263	5,748
Reclassified to assets held for sale (Note 5)	(8)	—	—	—	—	(8)
Additions	332	178	—	—	8	518
Disposals	(38)	(93)	—	—	(9)	(140)
Transfer	—	4	—	—	(4)	—
Translation adjustment	(110)	(25)	(25)	(44)	(21)	(225)

As of December 31, 2017	2,193	1,102	552	1,809	237	5,893

Accumulated amortization and impairment
As of January 1, 2016	(705)	(458)	(189)	(1,401)	(226)	(2,979)
Amortization charge for the year	(161)	(187)	(37)	(97)	(15)	(497)
Disposals	16	60	—	6	13	95
Impairment	(12)	(2)	—	—	—	(14)
Translation adjustment	(27)	(71)	7	(24)	19	(96)

As of December 31, 2016	(889)	(658)	(219)	(1,516)	(209)	(3,491)
Reclassified to assets held for sale	6	—	—	—	—	6
Amortization charge for the year	(160)	(206)	(83)	(75)	(13)	(537)
Disposals	37	91	—	—	8	136
Translation adjustment	69	22	12	37	21	161

As of December 31, 2017	(937)	(751)	(290)	(1,554)	(193)	(3,725)

Net book value
As of January 1, 2016	1,056	369	375	337	87	2,224
As of December 31, 2016	1,128	380	358	337	54	2,257
As of December 31, 2017	1,256	351	262	255	44	2,168

        On May 16, 2017, PMCL participated in an auction for the acquisition of additional 4G/LTE spectrum in Pakistan. PMCL was awarded 10 MHz paired spectrum in the 1800 MHz band for a total consideration of US$295 million, plus withholding tax of 10% representing payment of income tax in advance.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

16 INTANGIBLE ASSETS (Continued)

Non-cash investing activities

        During 2017, VEON acquired intangible assets in the amount of US$92 (2016: US$194), which was not paid for as of respective year end.

Changes in estimates

        During 2017, there were no other material change in estimates related to intangible assets other than accelerated amortization of US$45 pertaining to brands and trademarks in Pakistan.

Additional information

        As of December 31, 2017, no intangible assets were pledged as collateral and no assets have restrictions on title.

        During 2017 and 2016, VEON did not capitalize any interest within the cost of intangible assets.

ACCOUNTING POLICIES

        Intangible assets acquired separately are measured initially at cost and are subsequently measured at cost less accumulated amortization and impairment losses.

        Intangible assets with a finite useful life are generally amortized with the straight-line method over the estimated useful life of the intangible asset.

        The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least annually.

SOURCE OF ESTIMATION UNCERTAINTY

Depreciation and amortization of non-current assets

        Refer also to Note 15 for further details regarding source of estimation uncertainty.

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

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

17 FINANCIAL ASSETS AND LIABILITIES

        Set out below is the carrying value of the Company's financial instruments, together with a comparison, by class, of the carrying amounts and fair value of the Company's financial instruments that are recognized in the consolidated financial statements as of December 31, other than those with carrying amounts that are reasonable approximations of fair values. Details regarding how fair value is determined for each class of financial instruments is disclosed later in this Note.

FINANCIAL ASSETS

        The Company holds the following financial assets as of December 31:

	Carrying value		Fair value
Financial assets	2017	2016	2017	2016
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	5	2	5	2
Embedded derivatives in notes	5	12	5	12
Financial assets at fair value
Available for sale financial assets	71	71	71	71

Total financial assets at fair value	81	85	81	85

Loans granted, deposits and other financial assets
Bank deposits and interest accrued	70	385	70	385
Cash pledged as collateral*	998	—	998	—
Other investments	12	24	12	24
Other loans granted	3	2	3	2

Total loans granted, deposits and other financial assets	1,083	411	1,083	411

Total financial assets	1,164	496	1,164	496

Non-current	34	306
Current	1,130	190

*
As of December 31, 2017, cash balances of US$987 are pledged as collateral for the Mandatory Tender Offer for the purchase of shares of GTH, refer to Note 5 for further details.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

17 FINANCIAL ASSETS AND LIABILITIES (Continued)

FINANCIAL LIABILITIES

        The Company holds the following financial liabilities as of December 31:

	Carrying value		Fair value
Financial Liabilities	2017	2016	2017	2016
Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	29	—	29
Contingent consideration	49	47	49	47
Financial liabilities at fair value
Derivatives designated as net investment hedges
Cross currency interest rate exchange contracts	59	—	59	—
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	4	—	4
Interest rate exchange contracts	1	3	1	3

Total financial liabilities at fair value	109	83	109	83

Financial liabilities at amortized cost
Bank loans and bonds, principal	11,103	10,489	11,548	10,983
Interest accrued	129	173	130	173
Discounts, unamortized fees, hedge basis adjustment	(34)	40	—	—

Bank loans and bonds at amortized cost	11,198	10,702	11,678	11,156
Put-option liability over non-controlling interest	310	290	310	290
Other financial liabilities	13	41	13	41

Total financial liabilities at amortized cost	11,521	11,033	12,001	11,487

Total financial liabilities	11,630	11,116	12,110	11,570

Non-current	10,362	8,070
Current	1,268	3,046

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

17 FINANCIAL ASSETS AND LIABILITIES (Continued)

Bank loans and bonds

        The Company had the following principal amounts outstanding for interest-bearing loans and bonds at December 31:

						Principal amount outstanding
Borrower	Type of debt	Guarantor	Currency	Interest rate	Maturity	2017	2016
VEON Holdings	Loans	None	RUB	8.75% - 10.0%	2022	2,474	—
VEON Holdings	Notes	None (2016: PJSC VimpelCom)	US$	5.2% - 5.95%	2019 - 2023	1,554	1,554
VEON Holdings	Notes	None	US$	3.95% - 4.95%	2021 - 2024	1,500	—
VEON Holdings	Loans	None	EUR	3mEURIBOR + 1.9% - 2.75%	2022	752	—
VEON Holdings	Notes	PJSC VimpelCom	US$	7.5%	2022	628	1,280
VEON Holdings	Syndicated loan (RCF)	None	US$	1mLIBOR + 2.25%	2018	250	—
VEON Holdings	Notes	None	RUB	9.0%	2018	208	198
VEON Holdings	Notes	PJSC VimpelCom	US$	6.25%	2017	—	349
GTH Finance B.V.	Notes	VEON Holdings B.V.	US$	6.25% - 7.25%	2020 - 2023	1,200	1,200
VIP Finance Ireland	Eurobonds	None	US$	7.748% - 9.1%	2018 - 2021	543	1,150
PMCL	Loans	None	PKR	6mKIBOR + 0.35% - 0.8%	2020 - 2022	379	166
PMCL	Loans	EKN*	US$	6mLIBOR + 1.9%	2020	212	231
Banglalink	Senior Notes	None	US$	8.6%	2019	300	300
PJSC VimpelCom	Ruble Bonds	None	RUB	10.0% - 11.9%	2017	19	660
PJSC VimpelCom	Loans	None	RUB	12.75%	2017 - 2018	—	1,021
VEON Amsterdam	Loans	None	US$	1mLibor + 3.3%	2017	—	1,000
Omnium Telecom Algeria SpA	Syndicated loan	None	DZD	Bank of Algeria re-discount rate + 2.0%	2019	—	340
	Other loans					1,084	1,040

	Total bank loans and bonds					11,103	10,489

*
Exportkreditnämnden (The Swedish Export Credit Agency)

Termination of Guarantees

        On June 30, 2017, the guarantees issued by VEON Holdings under each of the RUB 12,000 million 9.00% notes due 2018 (the "RUB Notes"), the US$600 5.20% notes due 2019 (the "2019 Notes") and the US$1,000 5.95% notes due 2023 (the "2023 Notes", and together with the RUB Notes and the 2019 Notes, the "Notes"), issued by PJSC VimpelCom, were terminated. VEON Holdings exercised its option to terminate the guarantees pursuant to the terms of the trust deeds entered into in respect of the Notes, between VEON Holdings, PJSC VimpelCom and BNY Mellon Corporate Trustee Services Limited, each dated February 13, 2013 (together the "Trust Deeds"). The guarantees in respect of each of the Notes will continue to apply to VEON Holdings' obligation to redeem the Notes on exercise of the put option under each of the Trust Deeds until that put option has expired or been satisfied.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

17 FINANCIAL ASSETS AND LIABILITIES (Continued)

Reconciliation of cash flows from financing activities

Bank loans and bonds at amortized cost
Balance as of January 1, 2017	10,702
Cash flows
Proceeds from borrowings, net of fees paid	6,193
Repayment of borrowings	(5,948)
Interest paid	(834)
Non-cash movements
Interest accrued	774
Early redemption premium accrued*	168
Foreign currency translation	138
Other non-cash movements	5

Balance as of December 31, 2017	11,198

*
Early redemption premium accrued in respect of the settlement of the cash tender offer for certain outstanding debt securities, see below for further information. The amount accrued relates to the excess of purchase price over the principal amount outstanding, which, together with the release of unamortized debt issuance costs and unamortized fair value hedge basis adjustment, resulted in a loss from early debt redemption of US$124, recorded within "Other non-operating gains/losses" (refer to Note 11).

Issuance of New Notes and Cash Tender Offer for Certain Outstanding Debt Securities

        On May 30, 2017, VEON Holdings announced a cash tender offer (the "Offer") in respect of the outstanding (i) U.S.$1,000 9.125% Loan Participation Notes due 2018 issued by, but with limited recourse to, VIP Finance Ireland Limited (the "2018 Notes"), (ii) U.S.$1,000 7.748% Loan Participation Notes due 2021 issued by, but with limited recourse to, VIP Finance Ireland Limited (the "2021 Notes") and (iii) U.S.$1,500 7.5043% Guaranteed Notes due 2022 issued by VEON Holdings (the "2022 Notes" and together with the 2018 Notes and the 2021 Notes, the "Existing Notes").

        The aggregate principal amount accepted for repurchase was US$1,259, which was settled on or before June 29, 2017. The unamortized debt issuance costs and unamortized fair value hedge basis adjustment were released to the income statement at the date of the closing, which, together with the early redemption premium, resulted in a loss from early debt redemption of US$124, recorded within "Other non-operating gains/losses" (refer to Note 11).

        On June 16, 2017, VEON Holdings issued US$600 3.95% Senior Notes due 2021 and US$900 4.95% Senior Notes due 2024 (together, the "New Notes"). The net proceeds of the New Notes were used to finance the purchase of the Existing Notes and for general corporate purposes.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

17 FINANCIAL ASSETS AND LIABILITIES (Continued)

DERIVATIVES AND HEDGING ACTIVITIES

Financial instruments and hedging policy

        The Company applies cash flow hedge accounting using financial instruments (usually derivatives) to mitigate some or all of the risk of a hedged item. Any gains or losses on the hedging instrument (generally a derivative) are initially recorded in other comprehensive income. The amount included in other comprehensive income is the lesser of the fair value of the hedging instrument and the hedged item. Where the hedging instrument's change in fair value is greater than that of the hedged item, the excess is recorded in profit or loss as ineffectiveness. Gains or losses deferred in other comprehensive income are reclassified to the income statement when the hedged item affects the income statement.

        The Company also applies net investment hedge accounting to mitigate foreign currency risk related to the Company's foreign operations. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

        Any derivative instruments for which no hedge accounting is applied are recorded at fair value with any fair value changes recognized directly in profit or loss.

Derivative financial instruments

        VEON uses derivative instruments, including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. The Company has designated a portion of its derivative contracts, which mainly relate to hedging the interest and foreign exchange risk of external debt and net investments in foreign operations, as formal hedges and applies hedge accounting on these derivative contracts.

        Cash flows arising from derivative instruments for which hedge accounting is applied are reported in the statement of cash flows in the same line where the underlying cash flows of the hedged item are recorded.

        Put options over non-controlling interest of a subsidiary are accounted for as financial liabilities in the Company's consolidated financial statements. The put-option redemption liability is measured at the discounted redemption amount. Interest over the put-option redemption liability will accrue in line with the effective interest rate method, until the options have been exercised or are expired.

Embedded derivatives in Notes

        The Notes issued by the Company's Bangladesh subsidiary, Banglalink Digital Communications Ltd. ("Banglalink"), include early repayment options. Accordingly, Banglalink can repay the debt at certain dates prior to the maturity date at agreed redemption prices. These embedded derivatives are accounted for as financial assets at fair value through profit or loss.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

17 FINANCIAL ASSETS AND LIABILITIES (Continued)

Net investment hedge in foreign operations

        During the month of June 2017, the Group entered into several cross-currency swaps with several different banks, by exchanging a notional amount of US$600 for EUR 537 million for 4 years. The swaps mature June 16, 2021. These derivatives were subsequently designated as hedging instruments in a hedge of net investment in foreign operations in which the Italy joint-venture is the hedged item.

        Additionally, the Company designated term loans drawn during 2017, maturing in 2022, and with an aggregate, EUR-denominated principal amount of EUR 627 million as hedging instruments in a hedge of net investment in foreign operations in which the Italy joint-venture is the hedged item.

        Losses of US$125 recognized in 2017, relating to the net investment hedge are recognized in the "Foreign currency translation" line item within the consolidated statement of comprehensive income.

Interest rate swap contracts

        The Company's Pakistan subsidiary, PMCL, entered into several Interest Rate Swap Agreements to reduce the cash flow volatility due to variable debt interest payments. Pursuant to these agreements, Pakistan Mobile Communications Limited pays a fixed rate of 8.15% - 8.72% and receives KIBOR three- or six-month floating rate on an outstanding notional amount of PKR 10,350 million as of December 31, 2017 (2016: PKR 16,483 million), which will amortize until maturity along with the principal of the underlying debt. The swaps expire between May 16, 2019 and December 23, 2019.

Derivatives not designated as hedging instruments

        The Company uses foreign currency denominated borrowings, foreign exchange swaps, options and forward currency contracts to manage its transaction exposures. These currency forward contracts are not designated as cash flow, fair value or net investment hedges and are entered into for periods consistent with currency transaction exposures, generally from one to six months. Although the instruments have not been designated in a hedge relationship, they act as an economic hedge and offset the underlying transaction when they occur.

Derivatives under hedge accounting

        The Company uses cross currency interest rate swaps, interest rate swaps, foreign exchange forwards / swaps, options and zero cost collars to manage its exposure to variability in cash flows that is attributable to foreign exchange and interest rate risk to loans and borrowings. Most of these derivative contracts are either designated as cash flow, fair value or net investment hedges and are entered into for periods up to the maturity date of the hedged loans and borrowings.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

17 FINANCIAL ASSETS AND LIABILITIES (Continued)

        The following table sets out the Company's hedge accounting with derivatives as hedging items as of December 31:

		Nominal value		Fair value of assets		Fair value of liabilities
	Risk being hedged
		2017	2016	2017	2016	2017	2016
Cash flow hedge accounting
Interest rate exchange contracts	Interest	93	158	—	—	1	3
Foreign exchange contracts	Currency	—	73	—	—	—	4
Net investment hedge accounting
Cross currency interest rate exchange contracts	Currency	600	—	—	—	59	—
No hedge accounting applied
Cross currency interest rate exchange contracts	Currency	—	7	—	—	—	—
Foreign exchange contracts	Currency	283	407	5	2	—	29

        The following table shows the periods in which the cash flows of the derivatives, to which cash flow hedge accounting applies, are expected to occur:

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
As of December 31, 2017
Cash flows	(2)	(0)	—	—	(2)
Cash flow hedge reserve					2
As of December 31, 2016
Cash flows	(9)	(2)	—	—	(11)
Cash flow hedge reserve*					(0)

*
The balance of the Cash flow hedge reserve at December 31, 2016 amounted to approximately US$300 thousand.

FAIR VALUES

        The fair value of financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the balance sheet date. The fair values were estimated based on quoted market prices for our bonds, derived from market prices or by using discounted cash flows under the agreement at the rate applicable for the instruments with similar maturity and risk profile.

        The carrying amount of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their respective fair value.

        The fair value of derivative financial instruments is determined using present value techniques such as discounted cash flow techniques, Monte Carlo simulation and/or the Black-Scholes model. These valuation techniques are commonly used for valuations of derivatives. Observable inputs (Level 2) used in the valuation techniques include LIBOR, EURIBOR, swap curves, basis swap spreads, foreign exchange rates and credit default spreads of both counterparties and our own entities.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

17 FINANCIAL ASSETS AND LIABILITIES (Continued)

        The fair value of Available for sale financial assets are determined through comparison of various multiples and reference to market valuation of similar entities quoted in an active market. If information is not available, a discounted cash flow method is used.

        Fair value measurements for financial liabilities at amortized cost are based on quoted market prices, where available. If the quoted market price is not available, the fair value measurement is based on discounted expected future cash flows using a market interest rate curve, credit spreads and maturities.

SOURCE OF ESTIMATION UNCERTAINTY

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

FAIR VALUE HIERARCHY

        As of December 31, 2017 and 2016, the Group recognized financial instruments at fair value in the statement of financial position.

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

  •
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

  •
  Level 3: inputs are unobservable inputs for the asset or liability

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

17 FINANCIAL ASSETS AND LIABILITIES (Continued)

        The following table provides the disclosure of fair value measurements separately for each major class of assets and liabilities.

As of December 31, 2017	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	5	—	5
Embedded derivatives in notes	—	5	—	5
Financial assets at fair value
Available for sale financial assets	—	71	—	71

Total financial assets at fair value	—	81	—	81

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	—	—	—
Contingent consideration	—	—	49	49
Financial liabilities at fair value
Derivatives designated as net investment hedges
Cross currency interest rate exchange contracts	—	59	—	59
Derivatives designated as cash flow hedges
Interest rate exchange contracts	—	1	—	1

Total financial liabilities at fair value	—	60	49	109

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

17 FINANCIAL ASSETS AND LIABILITIES (Continued)

As of December 31, 2016	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	2	—	2
Embedded derivatives in notes	—	12	—	12
Financial assets at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	—	—	—
Available for sale financial assets	—	42	29	71

Total financial assets at fair value	—	56	29	85

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	29	—	29
Financial liabilities at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	4	—	4
Interest rate exchange contracts	—	3	—	3
Contingent consideration	—	—	47	47

Total financial liabilities at fair value	—	36	47	83

        The reconciliation of movements relating to financial instruments classified in Level 3 of the fair value hierarchy:

	Financial assets at fair value		Financial liabilities at fair value
	Available for sale	Total	Contingent consideration	Total
As of January 1, 2016	27	27	—	—
Change in fair value recognized in other comprehensive income	5	5	—	—
Purchased / incurred	—	—	47	47
Currency translation adjustments	(3)	(3)	—	—

As of December 31, 2016	29	29	47	47

Change in fair value recognized in the income statement	—	—	2	2
Change in fair value recognized in other comprehensive income	(9)	(9)	—	—
Impairment loss	(20)	(20)	—	—

As of December 31, 2017	—	—	49	49

        Transfers into and out of fair value hierarchy levels are recognized at the end of the reporting period (or the date of the event or change in circumstances that caused the transfer). On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between Level 2 and Level 3. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

17 FINANCIAL ASSETS AND LIABILITIES (Continued)

        During the years ended December 31, 2017 and December 31, 2016, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

        All impairment losses and changes in fair values of financial instruments are unrealized and are recorded in "Other non-operating losses" in the consolidated income statement or "Other" in the consolidated statement of comprehensive income.

OFFSETTING FINANCIAL ASSETS AND LIABILITIES

        For financial assets and liabilities subject to netting arrangements, each agreement between the Group and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities are settled on a gross basis.

        The major arrangements applicable for the Group are agreements with national and international interconnect operators and agreements with roaming partners.

        Several entities of the Group have entered into International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreements or equivalent documents with their counterparties, governing the derivative transactions entered into between these entities and their counterparties. These documents provide for set-off of outstanding derivative positions in the event of termination if an Event of Default of either entity or the counterparty occurs.

				Related amounts not set off in the statement of financial position
		Gross amounts set off in the statement of financial position	Net amounts presented in the statement of financial position
	Gross amounts recognized			Financial instruments	Cash collateral received	Net amount
As of December 31, 2017
Other financial assets (non-current)	34	—	34	—	—	34
Other financial liabilities (non-current)	10,362	—	10,362	—	—	10,362
Other financial assets (current)	1,130	—	1,130	—	—	1,130
Other financial liabilities (current)	1,268	—	1,268	—	—	1,268
Trade and other receivables	817	72	745	—	—	745
Trade and other payables	1,595	72	1,523	—	—	1,523
As of December 31, 2016
Other financial assets (non-current)	306	—	306	—	—	306
Other financial liabilities (non-current)	8,070	—	8,070	—	—	8,070
Other financial assets (current)	190	—	190	—	—	190
Other financial liabilities (current)	3,047	(1)	3,046	—	—	3,046
Trade and other receivables	783	(98)	685	—	—	685
Trade and other payables	1,843	(99)	1,744	—	—	1,744

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

18 CASH AND CASH EQUIVALENTS

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

        Cash and cash equivalents consisted of the following items as of December 31:

	2017	2016
Cash at banks and on hand	840	1,707
Short-term deposits with original maturity of less than three months	464	1,235

Total cash and cash equivalents	1,304	2,942

        Cash at bank earns interest at floating rates based on bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

        As of December 31, 2017, there were no restricted cash and cash equivalent balances.

        As of December 31, 2016, cash balances in Uzbekistan and Ukraine of US$347 and US$3, respectively, were restricted due to local government or central bank regulations and were therefore unable to be repatriated. In addition, short-term and long-term deposits at financial institutions in Uzbekistan of US$372 as of December 31, 2016 were also subject to the same restrictions.

        Cash balances as of December 31, 2017 include investments in money market funds of US$91 (2016: US$578).

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

19 OTHER ASSETS AND LIABILITIES

        Other assets consisted of the following items as of December 31:

	2017	2016
Other non-current assets
Advances to suppliers	15	21
Deferred costs related to connection fees	7	11
Indemnification assets	177	86

Total other non-current assets	199	118

Other current assets
Advances to suppliers	162	203
Input value added tax	181	179
Prepaid taxes	31	26
Deferred costs related to connection fees	12	12
Other assets	8	19

Total other current assets	394	439

        Other liabilities consisted of the following items as of December 31:

	2017	2016
Other non-current liabilities
Long-term deferred revenue	12	14
Provision for pensions and other post-employment benefits	54	17
Other liabilities	17	13

Total other non-current liabilities	83	44

Other current liabilities
Customer advances	228	234
Short-term deferred revenue	146	163
Customer deposits	189	156
Other taxes payable	427	365
Other payments to authorities	91	84
Due to employees	173	136
Other liabilities	92	98

Total other current liabilities	1,346	1,236

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

20 TRADE AND OTHER RECEIVABLES

        Trade and other receivables consisted of the following items as of December 31:

	2017	2016
Trade receivables, gross	788	769
Allowance for doubtful debt	(169)	(160)

Trade receivables, net	619	609
Other receivables	126	76

Total trade and other receivables	745	685

        As of December 31, 2017, trade receivables with a value of US$169 (2016: US$160) were impaired. See below the movements in the allowance for doubtful debt:

	2017	2016
Balance as of January 1	160	182
Acquisition of a subsidiary	—	9
Divestment of a subsidiary	—	(57)
Classified as held for sale	(1)	—
Allowance for doubtful debts	36	73
Recoveries	(9)	(5)
Accounts receivable written off	(13)	(44)
Foreign currency translation adjustment	(4)	2

Balance as of December 31	169	160

        The aging of trade receivables as of December 31 is shown below:

	2017	2016
Neither past due nor impaired	427	371
Past due but not impaired
Past due and impaired
Less than 30 days past due	101	86
Between 30 and 120 days past due	53	81
Greater than 120 days past due	38	71

Total trade receivables	619	609

ACCOUNTING POLICIES

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

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

21 INVENTORIES

        Inventories consisted of the following items as of December 31:

	2017	2016
Telephone handsets and accessories for sale	65	117
SIM-Cards	16	16
Other inventory	16	18
Inventory write-downs	(25)	(26)

Total inventories	72	125

ACCOUNTING POLICIES

        Inventory is measured at the lower of cost and net-realizable value and carried at the weighted average cost basis.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

22 PROVISIONS

        The following table summarizes the movement in provisions for the years ended December 31:

	Income tax provisions	Indirect tax provisions	Decommissioning provision	Legal provision	Other provisions	Total
Cost
As of January 1, 2016	282	65	87	919	17	1,370
Acquisitions	—	—	5	1	—	6
Divestments	—	(3)	—	—	(1)	(4)
Arising during the year	67	63	1	75	45	251
Utilized	(21)	(24)	—	(821)	(30)	(896)
Unused amounts reversed	(13)	(5)	(1)	(16)	1	(34)
Discount rate adjustment and imputed interest (change in estimate)	—	—	1	—	—	1
Translation adjustments and other	(71)	—	5	(1)	(5)	(72)

As of December 31, 2016	244	96	98	157	27	622

Current	3	—	98	45	2	148
Non-current	241	96	—	112	25	474
As of January 1, 2017	244	96	98	157	27	622
Arising during the year	57	28	5	28	26	144
Reclassified to assets held for sale	(1)	—	(11)	—	—	(12)
Utilized	(4)	(16)	(1)	(66)	(13)	(100)
Unused amounts reversed	(32)	(4)	(2)	(68)	(9)	(115)
Discount rate adjustment and imputed interest (change in estimate)	—	—	10	—	—	10
Translation adjustments and other	(6)	(6)	—	(2)	3	(11)

As of December 31, 2017	258	98	99	49	34	538

Non-current	—	—	99	16	1	116
Current	258	98	—	33	33	422

        At December 31, 2017, legal provisions include the provision of US$33 in connection with the investigations relating to our business in Uzbekistan (2016: US$66). This matter is further discussed below.

        During 2016, the Company also recorded provisions for a number of tax disputes in Pakistan and Bangladesh, including disputes relating to the supply of SIM cards, for which provisions remain at December 31, 2017.

        The timing of payments in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty. See "Sources of estimation uncertainty" below, in this Note 22, for assumptions and sources of uncertainty.

        Significant tax and legal proceedings are discussed in Note 26. Given the uncertainties inherent in such proceedings, there can be no guarantee that the ultimate outcome will be in line with VEON's current view.

        The Group has recognized a provision for decommissioning obligations associated with future dismantling of its towers in various jurisdictions.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

22 PROVISIONS (Continued)

Investigations by SEC / DOJ / OM

        During the first quarter of 2016, the Company reached resolutions through agreements with the U.S. Securities and Exchange Commission ("SEC"), the U.S. Department of Justice ("DOJ"), and the Dutch Public Prosecution Service (Openbaar Ministerie) ("OM") relating to the previously disclosed investigations under the U.S. Foreign Corrupt Practices Act (the "FCPA") and relevant Dutch laws, pertaining to the Company's business in Uzbekistan and prior dealings with Takilant Ltd. Pursuant to these agreements, the Company paid an aggregate amount of US$795 in fines and disgorgements to the SEC, the DOJ and the OM in the first quarter of 2016.

        On February 18, 2016, the United States District Court for the Southern District of New York (the "District Court") approved the agreements with the DOJ relating to charges that the Company and its subsidiary violated the anti-bribery, books-and-records and internal controls provisions of the FCPA. These agreements consisted of the deferred prosecution agreement (the "DPA"), entered into by VEON and the DOJ and a guilty plea by Unitel, a subsidiary of VEON operating in Uzbekistan. Under the agreements with the DOJ, VEON agreed to pay a total criminal penalty of US$230 to the United States, including US$40 in forfeiture.

        In connection with the investigation by the OM, VEON and Silkway Holding BV, a wholly owned subsidiary of VEON, entered into a settlement agreement (the "Dutch Settlement Agreement") related to anti-bribery and false books-and-records provisions of Dutch law. Pursuant to the Dutch Settlement Agreement, VEON agreed to pay criminal fines of US$230 and to disgorge a total of US$375, which was satisfied by the forfeiture to the DOJ of US$40, a disgorgement to the SEC of US$167.5 and a further payment to the OM of US$167.5 beyond the criminal fines.

        VEON also consented to the entry of a judgment and incorporated consent (the "SEC Judgment"), which was approved by the District Court on February 22, 2016, relating to the SEC's complaint against VEON, which charged violations of the anti-bribery, books-and-records and internal controls provisions of the FCPA. Pursuant to the SEC Judgment, VEON agreed to a judgment ordering disgorgement of US$375, to be satisfied by the forfeiture to the DOJ of US$40, the disgorgement to the OM of US$167.5, and a payment to the SEC of US$167.5, and imposing a permanent injunction against future violations of the U.S. federal securities laws.

        The DPA, the guilty plea, the Dutch Settlement Agreement and the SEC Judgment comprise the terms of the resolution of the Company's potential liabilities in the previously disclosed DOJ, SEC and OM investigations regarding VEON and Unitel.

        All amounts to be paid under the DPA, the guilty plea, the Dutch Settlement Agreement and the SEC Judgment were paid in the first quarter of 2016 and were deducted from the already existing provision of US$900 recorded in the third quarter of 2015 and disclosed in the 2015 annual consolidated financial statements. The remaining provision of US$105 related to future direct and incremental expected legal fees associated with the resolutions. In 2016, the Company paid US$24 in legal fees utilizing this provision and changed its estimate by reducing the provision to a balance of US$66 at the end of 2016.

        In 2017, the Company paid US$14 in legal fees utilizing this provision and changed its estimate by reducing the provision by US$19, resulting in a remaining provision of US$33 as of December 31, 2017. The Company cannot currently estimate the magnitude of future costs to be incurred to comply with the DPA, the SEC Judgment and the Dutch Settlement Agreement, but these costs could be significant.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

22 PROVISIONS (Continued)

GTH—IRAQNA Litigation

        On November 19, 2012, Atheer Telecom Iraq Limited ("Atheer"), an affiliate of the Zain Group, initiated English High Court proceedings in London against Orascom Telecom Iraq Ltd. ("OTIL") (a Maltese subsidiary of GTH) and GTH in relation to a dispute arising out of the sale by OTIL of its Iraqi mobile subsidiary, Iraqna, in 2007 to Atheer. Atheer's claim is founded on the tax covenants in the underlying share purchase agreement ("Iraqna SPA") between the parties. In particular, Atheer is seeking declarations from the Court that OTIL and GTH are liable to indemnify it in respect of three alleged tax liabilities: (i) a capital gains tax liability in the sum of Iraqi dinar ("IQD") 219 billion (US$183), which Atheer claims is in respect of the transaction that formed the subject-matter of the Iraqna SPA; (ii) an income tax liability in the sum of IQD 96 billion (US$80) in respect of the years 2004-2007; and (iii) a withholding tax liability in the sum of IQD 7 billion (US$6). OTIL and GTH dispute these claims and are vigorously defending them.

        The dispute was listed for trial on July 20, 2015. As a result of delays by Atheer in providing disclosure, occasioning the parties to amend their respective statements of case, the trial was adjourned to the week commencing November 14, 2016. Atheer's amendments included withdrawing its claim for unjust enrichment in the amount of IQD 219 billion (US$183) and conceding that its contractual claims are capped at a total possible recovery of US$60.

        The trial was heard November 14-18, 2016. On February 17, 2017, the court found GTH liable. Following a hearing on March 1, 2017, GTH and OTIL were ordered to pay Atheer the amounts of US$60, plus approximately US$8 in accrued interest, and an interim payment of GBP 1.25 million (US$2) for legal costs pending submission of a detailed schedule of costs by Atheer. The trial court judge denied GTH's and OTIL's request for leave to appeal and did not stay enforcement pending appeal. An application for Leave to Appeal the trial decision at the Court of Appeal was filed on March 22, 2017 and remains pending. The Company provided for the Court's judgment including the related legal fees.

        On June 6, 2017, the English Court of Appeal denied GTH's application for leave to appeal. With no further venue for appeal, the matter is now concluded and final, with no remaining provision recorded.

VAT on Replacement SIMs

June 2009 to December 2011

        On April 1, 2012, the National Board of Revenue ("NBR") issued a demand to Banglalink for BDT 7.74 billion (US$94) for unpaid SIM tax (VAT and supplementary duty). The NBR alleged that Banglalink evaded SIM tax on new SIM cards by issuing them as replacements. On the basis of 5 random SIM card purchases made by the NBR, the NBR concluded that all SIM card replacements issued by Banglalink between June 2009 and December 2011 (7,021,834 in total) were new SIM connections and subject to tax. Similar notices were sent to three other operators in Bangladesh. Banglalink and the other operators filed separate petitions in the High Court, which stayed enforcement of the demands.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

22 PROVISIONS (Continued)

        In an attempt to assist the NBR in resolving the dispute, the Government ordered the NBR to form a Review Committee comprised of the NBR, the Commissioner of Taxes ("LTU"), Bangladesh Telecommunication Regulatory Commission ("BTRC"), AMTOB and the operators (including Banglalink). The Review Committee identified a methodology to determine the amount of unpaid SIM tax and, after analyzing 1,200 randomly selected SIM cards issued Banglalink, determined that only 4.83% were incorrectly registered as replacements. The Review Committee's interim report was signed off by all the parties, however, the Convenor of the Review Committee reneged on the interim report and unilaterally published a final report that was not based on the interim report or the findings of the Review Committee. The operators objected to the final report.

        The NBR Chairman and operators' representative agreed that the BTRC would prepare further guidelines for verification of SIM users. Although the BTRC submitted its guidelines (under which Bangalink's exposure was determined to be 8.5% of the original demand), the Convenor of the Review Committee submitted a supplementary report which disregarded the BTRC's guidelines and assessed Banglalink's liability for SIM tax to be BDT 7.62 billion (US$92). The operators refused to sign the supplementary report.

        On May 18, 2015, Banglalink received an updated demand from the LTU claiming Banglalink had incorrectly issued 6,887,633 SIM cards as replacement SIM cards between June 2009 and December 2011 and required Banglalink to pay BDT 5.32 billion (US$64) in SIM tax. The demand also stated that interest may be payable. Similar demands were sent to the other operators.

        On June 25, 2015, Banglalink filed an application to the High Court to stay the updated demand, and a stay was granted. On August 13, 2015, Banglalink filed its appeal against the demand before the Appellate Tribunal and deposited 10% of the amount demanded in order to proceed. The other operators also appealed their demands. On April 26, 2016, Banglalink presented its legal arguments and on September 28, 2016, the appeals of all the operators were heard together

        The Bangladesh Appellate Tribunal rejected the appeal of Banglalink and all other operators on June 22, 2017. On July 11, 2017, Banglalink filed an appeal of the Appellate Tribunal's judgment with the High Court Division of the Supreme Court of Bangladesh.

July 2012 to June 2015

        On November 20, 2017 the LTU issued a final demand to Banglalink for BDT 1.69 billion (US$20) for unpaid tax on SIM card replacements issued by Banglalink between July 2012 and June 2015. On February 20, 2018, Banglalink filed its appeal against this demand before the Appellate Tribunal and deposited 10% of the amount demanded in order to proceed.

        The operators continue to engage in discussions with the government in an attempt to resolve the dispute. As of December 31, 2017, the Company has recorded a provision of US$11 (2016: US$11).

ACCOUNTING POLICIES

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

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

22 PROVISIONS (Continued)

SOURCE OF ESTIMATION UNCERTAINTY

Provisions

        The Group is involved in various legal proceedings, disputes and claims, including regulatory discussions related to the Group's business, licenses, tax positions and investments, and the outcomes of these are subject to significant uncertainty. Management evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount recorded for a matter that has not been previously recorded because it was not considered probable.

        For certain operations in emerging markets, the Group is involved in various regulatory discussions. Management's estimates relating to regulatory discussions in these countries involve a high level of uncertainty. See also Note 26 for further information.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

23 ISSUED CAPITAL AND RESERVES

        The following table details the common shares of the Company as of December 31:

	2017	2016
Authorized common shares (nominal value of US$0.001 per share)	2,759,171,830	2,759,171,830
Issued shares (see Note 1)	1,756,731,135	1,756,731,135
Treasury shares	(7,603,731)	(7,726,487)

Outstanding shares	1,749,127,404	1,749,004,648

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

        As of December 31, 2017 and 2016, there were no remaining VEON convertible preferred shares authorized and outstanding. The preferred shares, with a nominal value of US$0.001 per share, were convertible into VEON common shares at the option of the shareholder (Telenor) any time between October 15, 2013 and April 15, 2016 at a price based on the NASDAQ price of VEON ADSs. As of April 15, 2016, pursuant to the terms of the Company's bye-laws, the 305,000,000 preferred shares held by Telenor had been redeemed by the Company at a redemption price of US$0.001 per share and are no longer outstanding.

NATURE AND PURPOSE OF RESERVES

Other capital reserves

        Other capital reserves are mainly used to record the accumulated impact of derivatives designated as cash flow hedges (Note 17) and recognize the results of transactions that do not result in a change of control with non-controlling interest (Note 5).

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

23 ISSUED CAPITAL AND RESERVES (Continued)

Foreign currency translation reserve

        The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. The other comprehensive loss recognized within the foreign currency reserve was driven primarily by the strengthening of the US Dollar and the depreciation of emerging markets currencies in which VEON operates, particularly the depreciation of the Uzbek som (see Note 1). In addition, a loss of US$125 was recognized within the foreign currency reserve pertaining to the hedge of net investment in foreign operations (see Note 17).

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

24 DIVIDENDS PAID AND PROPOSED

        Pursuant to Bermuda law, VEON is restricted from declaring or paying a dividend if there are reasonable grounds for believing that (a) VEON is, or would after the payment be, unable to pay its liabilities as they become due, or (b) the realizable value of VEON assets would, as a result of the dividend, be less than the aggregate of VEON liabilities.

        In August 2017, the Supervisory Board approved the distribution of an interim gross dividend of US 11 cents per share for 2017, from the Company's freely distributable reserves, representing a total dividend payment of US$193. The dividend was paid on September 6, 2017.

        Subsequent to year end, the Company announced that the VEON Supervisory Board approved a final dividend for 2017, refer to Note 27 for further details.

        On November 2, 2016, the Supervisory Board approved and authorized the payment of an interim cash dividend relating to its 2016 results from its freely distributable reserves in the amount of US 3.5 cents per common share, representing a total dividend payment of US$61. The dividend was paid on December 7, 2016.

        In addition to the dividend paid on December 7, 2016 the Supervisory Board, on February 27, 2017, authorized a proposed cash dividend relating to its 2016 results from its freely distributable reserves in the amount of US 19.5 cents per common share, representing a total dividend payment of US$343. The dividend was paid on April 12, 2017.

        On November 6, 2015 the Company announced that the Supervisory Board authorized the payment of a dividend of US 3.5 cents per ADS. The dividend was paid on December 7, 2015.

        The Company made appropriate tax withholdings of up to 15% when the dividends are paid to the Company's ADS depositary, The Bank of New York Mellon.

DIVIDENDS DECLARED TO NON-CONTROLLING INTERESTS

        During the 2017 and 2016 years, certain subsidiaries of the Company declared dividends, of which a portion was paid or payable to non-controlling interests.

Name of subsidiary	Dividend declared	Dividend paid	Paid or payable to non- controlling interests
VIP Kazakhstan Holding AG	October 6, 2017	October 10, 2017	11
Omnium Telecom Algeria S.p.A	June 21, 2017	August 18, 2017	82
TNS Plus LLP	May 12, 2017	May 15, 2017	12
VIP Kyrgyzstan Holding AG	February 13, 2017	February 16, 2017	55
TNS Plus LLP	January 24, 2017	January 25, 2017	7
TNS Plus LLP	September 1, 2016	September 2, 2016	18
VIP Kazakhstan Holding AG	July 28, 2016	August 2, 2016	18
Omnium Telecom Algeria S.p.A	June 22, 2016	September 1, 2 and 6, 2016	69

        In 2017, PMCL, a subsidiary of the Company, declared dividends to its shareholders, of which US$54 (2016: US$7) was declared to the non-controlling interest holders of PMCL. Dividends declared to non-controlling interests reduces the principal amount of the put-option liability over non-controlling interest on the date of declaration. As of balance sheet date, an amount of US$26 (2016: US$7) remained payable to non-controlling interests.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

25 RELATED PARTIES

        The following table provides the total amount of transactions that have been entered into with related parties and their affiliates for the years ended December 31:

	2017	2016	2015
Revenue from related parties
LetterOne	—	—	2
Telenor	68	60	51
Discontinued operations	—	68	60
Joint ventures and associates	29	19	6
Other related parties	—	—	6
Finance income from related parties	—	—	1

	97	147	126

Services from related parties
LetterOne	6	8	8
Telenor	67	64	44
Discontinued operations	—	6	5
Joint ventures and associates	29	19	20
Other related parties	—	—	5
Finance costs to related parties	—	—	1

	102	97	83

        The following table provides the total balance of accounts with related parties and their affiliates at the end of the relevant period:

	2017	2016
Accounts receivable from related parties
Telenor	—	13
Joint ventures and associates	23	24
Other assets due from related parties	3	3

	26	40

Accounts payable to related parties
LetterOne	—	1
Telenor	—	9
Joint ventures and associates	5	5

	5	15

        As of December 31, 2017, the Company has no ultimate controlling shareholder. See also Note 1 for details regarding ownership structure.

RELATED PARTY TRANSACTIONS WITH TELENOR AND ITS AFFILIATES

        A number of our operating companies have roaming agreements with Telenor and its affiliates.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

25 RELATED PARTIES (Continued)

        As a result of changes to the composition of the Supervisory Board, announced on December 8, 2017, Telenor is no longer represented on VEON's Supervisory Board, and as such, Telenor and its affiliates are no longer considered to be a related party.

RELATED PARTY TRANSACTIONS WITH LETTERONE AND ITS AFFILIATES

        VEON was a party to a General Services Agreement with LetterOne Corporate Advisor Limited, dated December 1, 2010, under which LetterOne Corporate Advisor Limited renders to VEON and its affiliates services related to telecommunication operations. The General Services Agreement and Consultancy Deed were originally entered into by VEON and Altimo Management Services Ltd., but the latter was replaced first by LIHS Corporate Advisor Limited pursuant to a Deed of Novation and Amendment dated January 14, 2016.

        On December 12, 2017 VEON received a notice confirming termination of the agreement.

RELATED PARTY TRANSACTIONS WITH JOINT VENTURES AND ASSOCIATES

Italy Joint Venture

        VEON has commercial contracts with its joint venture in Italy, largely relating to roaming and interconnect which are transacted at arm's length and presented in the table above. In 2017, the Group recognized US$26 (2016: nil) of service revenue and US$1 (2016: nil) of service costs relating to these commercial contracts.

Euroset

        PJSC VimpelCom has commercial contracts with Euroset. In 2017, PJSC VimpelCom recognized US$3 (2016: US$4, 2015: US$5) of revenue from Euroset primarily for mobile and fixed line services and from the sale of equipment and accessories. PJSC VimpelCom accrued to Euroset certain expenses totaling US$28 in 2017 (2016: US$19, 2015: US$20), primarily dealer commissions and bonuses for services for acquisition of new customers, customer care and receipt of customers' payments.

RELATED PARTY BALANCES AND TRANSACTIONS WITH DISCONTINUED OPERATIONS

        Following the reclassification of the operations in Italy as an asset held for sale and discontinued operation, the intercompany positions between the continued and discontinued portions of the Group were treated as Related Party mainly representing regular business activities, i.e. roaming and interconnect.

COMPENSATION OF KEY MANAGEMENT PERSONNEL OF THE COMPANY

        Under the Company's bye-laws, the Supervisory Board of the Company established a Compensation Committee, which has the overall responsibility for approving and evaluating the compensation and benefit plans, policies and programs of the Company's directors, officers and employees and for supervising the administration of the Company's equity incentive plans and other compensation and incentive programs.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

25 RELATED PARTIES (Continued)

        The Compensation Committee's rules and competences are set forth in the Company's Compensation Committee Charter, which forms part of the Company's bye-laws adopted on April 20, 2010, as amended and restated on September 2, 2013.

        The Compensation Committee adheres to the following objectives in setting out compensation policies for the group:

  1.
  To incentivize and reward individual and collective performance in a balanced and fair manner throughout the group;

  2.
  To set and communicate clear targets based on the group's strategic priorities; and

  3.
  To unify and standardize the rules for incentives across the group's headquarters in Amsterdam and its offices in London, Regional headquarters and Operational Companies (the "OpCo's").

        The aim of the group's compensation and benefit policies and incentive plans is to stimulate and reward leadership efforts that result in sustainable success, improve our local and global performance, build increased trust and sponsorship and support long-term value creation. The group's compensation includes base salary, as well as short and long-term incentive schemes.

        To ensure the overall competitiveness of the Company's and the group's pay levels, these levels are benchmarked against a peer group which consists of companies that are comparable in terms of size and scope, as listed on the NASDAQ stock exchange. The Compensation Committee regularly reviews the peer group to ensure that its composition is still appropriate. The composition of the peer group might be adjusted as a result of mergers or other corporate activities. The relative size of the Company and the group it belongs to is taken into account when determining whether the pay levels within the group are in line with the market-median levels.

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

        Key Management Personnel ("KMPs") include members of the Supervisory Board and the Management Board of the Company. The following table sets forth the total compensation paid to KMPs:

	2017	2016*	2015*
Short-term employee benefits	42	37	36
Long-term employee benefits	1	—	—
Share-based payments	1	—	3
Termination benefits	1	4	2

Total compensation paid to key management personnel	45	41	41

*
Comparative amounts in respect of 'Long-term employee benefits' have been revised to conform to current period disclosure. Amounts shown for 'Long-term employee benefits' include amounts paid under the LTI Plan (see below) in respect of performance during previous years. Amounts disclosed in previous years for 'Long-term employee benefits' represented total nominal values of the grants covering multiple years.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

25 RELATED PARTIES (Continued)

        Members of our Supervisory Board and Management Board are eligible to participate in cash-based long-term incentive plans discussed below.

Compensation of Key Management Board Members

        The following table sets forth the total compensation paid to the key management board members in 2017 and 2016 (gross amounts in whole euros and whole US$ equivalents):

	Jean-Yves Charlier Group CEO		Andrew Davies Group CFO(iii)		Trond Westlie Group CFO(iii)		Scott Dresser Group General Counsel
	EUR	US$	EUR	US$	EUR	US$	EUR	US$
2017
Short-term employee benefits
Base salary(i)	2,500,000	2,819,125	1,125,000	1,268,606	375,000	422,869	925,000	1,043,076
Annual incentive(ii)	4,125,000	4,651,556	3,518,295	3,967,405	—	—	977,272	1,102,021
Other	91,916	103,649	1,284,248	1,448,182	5,400	6,089	31,186	35,166
Long-term employee benefits	—	—	—	—	—	—	—	—
Share-based payments	709,661	800,249	—	—	—	—	—	—
Termination benefits	—	—	250,000	281,912	—	—	—	—

Total gross remuneration	7,426,577	8,374,579	6,177,543	6,966,105	380,400	428,958	1,933,458	2,180,263

2016
Short-term employee benefits
Base salary(i)	2,500,000	2,750,000	1,100,000	1,210,000	—	—	750,000	825,000
Annual incentive(ii)	2,130,000	2,343,000	850,000	935,000	—	—	460,000	506,000
Other	26,000	28,600	—	—	—	—	20,000	22,000
Long-term employee benefits	—	—	—	—	—	—	—	—
Share-based payments	—	—	—	—	—	—	—	—
Termination benefits	—	—	—	—	—	—	—	—

Total gross remuneration	4,656,000	5,121,600	1,950,000	2,145,000	—	—	1,230,000	1,353,000

(i)
Base salary includes holiday and/or pension allowances pursuant to the terms of an individual's employment agreement.

(ii)
Annual Incentive includes amounts paid under the STI Scheme (see below) in respect of performance during the previous year, except for amounts shown for Andrew Davies during 2017, which also includes amounts paid under the STI Scheme in respect of performance during the current year.

(iii)
Andrew Davies stepped down from the role of Group CFO, and Trond Westlie commenced duties as newly appointed Group CFO on November 9, 2017.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

25 RELATED PARTIES (Continued)

Compensation of Supervisory Board Members

        The following table sets forth the total compensation paid to the key management board members in 2017 and 2016 (gross amounts in whole euros and whole US$ equivalents):

	Retainer		Committees		Other compensation		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Alexey M. Reznikovich
In whole euros	40,000	40,000	—	—	—	—	40,000	40,000
US$ equivalent	45,106	44,253	—	—	—	—	45,106	44,253
Stan Chudnovsky
In whole euros	193,918	60,870	—	—	—	—	193,918	60,870
US$ equivalent	218,672	67,342	—	—	—	—	218,672	67,342
Mikhail Fridman
In whole euros	40,000	40,000	—	—	—	—	40,000	40,000
US$ equivalent	45,106	44,253	—	—	—	—	45,106	44,253
Gennady Gazin
In whole euros	194,048	150,000	55,000	110,000	4,757	343,189	253,805	603,189
US$ equivalent	218,818	165,948	62,021	121,695	5,364	379,676	286,203	667,319
Andrei Gusev
In whole euros	40,000	40,000	—	—	—	—	40,000	40,000
US$ equivalent	45,106	44,253	—	—	—	—	45,106	44,253
Gunnar Holt
In whole euros	133,950	40,000	20,833	—	—	—	154,783	40,000
US$ equivalent	151,049	44,253	23,492	—	—	—	174,541	44,253
Sir Julian Horn-Smith
In whole euros	194,048	150,000	—	50,000	5,145	—	199,193	200,000
US$ equivalent	218,818	165,948	—	55,316	5,802	—	224,620	221,264
Jørn P. Jensen
In whole euros	195,538	60,870	30,000	—	—	937	225,538	61,807
US$ equivalent	220,498	67,342	33,829	—	—	1,037	254,327	68,379
Ursula Burns
In whole euros	436,213	—	12,500	—	1,517,500	—	1,966,213	—
US$ equivalent	491,896	—	14,096	—	1,711,209	—	2,217,201	—
Guy Laurence
In whole euros	110,619	—	20,833	—	1,250	—	132,702	—
US$ equivalent	124,740	—	23,492	—	1,410	—	149,642	—
Nils Katla
In whole euros	36,666	40,000	—	—	—	—	36,666	40,000
US$ equivalent	41,346	44,253	—	—	—	—	41,346	44,253
Morten Karlsen Sørby
In whole euros	—	23,913	—	—	—	665	—	24,578
US$ equivalent	—	26,455	—	—	—	736	—	27,191
Trond Ø Westlie
In whole euros	—	102,000	—	20,554	—	—	—	122,554
US$ equivalent	—	112,844	—	22,739	—	—	—	135,583

Total (in whole euros)	1,615,000	747,653	139,166	180,554	1,528,652	344,791	3,282,818	1,272,998

Total (US$ equivalent)	1,821,155	827,144	156,930	199,750	1,723,785	381,449	3,701,870	1,408,343

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

25 RELATED PARTIES (Continued)

Value growth cash-based long-term incentive plans

        To stimulate and reward leadership efforts that result in sustainable success, the Value-Growth Cash Based Long-Term Incentive Plan (the "LTI Plan") has been designed for members of our recognized leadership community. The participants in the LTI Plan may receive cash payouts after the end of each relevant award performance period. The vesting of each award is subject to continued employment (except in limited "good leaver" circumstances) of a specific Qualifying Period). For participants joining after the start, or leaving before the end of a Qualifying Period, vested awards will be subject to pro-rata reduction in accordance with the actual period of employment during this Qualifying Period. Awards may vest early upon the occurrence of certain corporate events relating to VEON Ltd., subject to the Committee's determination of the attainment of Key Performance Indicators ("KPIs") at the time of the relevant event and a potential pro-rata reduction to reflect the early vesting.

        The Company furthermore considers from time to time new long-term incentive plans, which may result in additional payouts not described above. The awards launched under the LTI Plan are detailed below.

        As of December 31, 2017, the total target amount (all unvested) granted for awards launched under the LTI Plan was equal to US$127 (2016: US$22). The carrying value of obligations under the LTI Plan as of December 31, 2017, was equal to US$58 (2016: US$3). Included within 'Selling, general and administrative expenses' for 2017 is an amount of US$55 (2016: US$3) relating to share-based payment expense under the LTI Plan.

2014 tranche

        In January 2015, a new award was launched for senior management under the LTI Plan ("2014 tranche"), the vesting of which is subject to the attainment of KPIs over a three and a half year (42 months) performance period (January 1, 2014 to June 30, 2017). The maximum target amount that may be earned under the 2014 tranche is determined at the time of the grant, and the vesting of the award was subject to the Committee's determination of the attainment of set KPIs after the relevant performance period (in the third quarter of 2017). For our OpCo's, the award was initially subject to the attainment of KPIs, generally with an equal or comparable weight, subject to individual discrepancies, that were business and strategy related, such as EBITDA market share and revenue market share and the Total Shareholder Return ("TSR") evolution of the Company compared to peer companies in the markets in which we operate. For HQ employees, the amount of the award was based solely on TSR evolution compared to selected peer companies. In the course of 2016, the plan was modified in such way that for our OpCo's, the amount of the award also entirely depended on TSR.

2015 tranche

        In March 2016, the 2015 tranche was granted to senior management, the vesting of which is subject to the attainment of KPIs over a three and a half year (42 months) performance period (January 1, 2015 to June 30, 2018). The KPIs are principally based on the TSR evolution compared to peer companies in the markets in which we operate. The Committee regularly reviews the peer group to ensure that its composition is still appropriate.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

25 RELATED PARTIES (Continued)

2016 tranche

        In October 2017, the 2016 tranche was granted to senior management, the vesting of which is subject to the attainment of KPIs over a three and a half year (42 months) performance period (January 1, 2016 to June 30, 2019). The KPIs are principally based on the TSR evolution compared to peer companies in the markets in which we operate. The Committee regularly reviews the peer group to ensure that its composition is still appropriate.

2017 tranche

        In October 2017, the 2017 tranche was granted to senior management, the vesting of which is subject to the attainment of KPIs over a three and a half year (42 months) performance period (January 1, 2016 to June 30, 2020). The KPIs for the 2017 tranche are based on an absolute share price performance target, in order to create a direct link between management focus and real return to shareholders.

Transformation Bonus Plan

        In August 2017, the Company introduced a Transformation Bonus Plan, which is designed to incentivize sustainable transformation and absolute shareholder value creation. The Transformation Bonus Plan is a one-time award, offered to senior management that are key to driving VEON's performance transformation program, with a performance period running from January 1, 2016 to December 31, 2018. The target payment aims at 400% of a participant's annual gross base salary, partially in cash and partially in shares of VEON, based on the achievement of established KPIs, vesting on December 31, 2018. The KPIs are based on the performance of VEON, comprising a Free Cash Flow target and a target volume-weighted average share price of VEON. The KPIs and payout structure will aid the VEON Group to fundamentally transform its business and evolve into a technology company.

Director cash-based long-term incentive plan

        In December 2014, our Supervisory Board approved a cash based Long Term Incentive Plan for our unaffiliated directors (the "Director LTI Plan"). Under the Director LTI Plan, awards are granted annually, covering a three-year performance period (January 1, 2014 to December 31, 2016 for the first awards, with an additional performance measurement over the first six months of 2017 and, January 1, 2015 to June 30, 2018 for the second awards). The actual amount that may be earned under an award is determined on the basis of the annual retainer of the unaffiliated director and the actual payout to headquarters participants in the corresponding tranches of the Cash Based Long Term Incentive Plan (discussed above). For participants leaving before the end, or joining after the start, of a performance period, vested awards will be subject to pro-rata reduction, provided that the participant has served as an unaffiliated director for at least 12 months during the performance period. Awards may vest early upon the occurrence of certain corporate events relating to VEON Ltd., subject to the compensation committee's determination of the attainment of KPIs at the time of the relevant event and a potential pro-rata reduction to reflect the early vesting.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

25 RELATED PARTIES (Continued)

Short Term Incentive Plan

        The Company's Short Term Incentive Scheme (the "STI Scheme") provides cash pay-outs to participating employees based on the achievement of established KPIs over the period of one calendar year. KPIs are set every year at the beginning of the year and evaluated in the first quarter of the next year. The KPIs are partially based on the financial and operational results (such as EBITDA and total operating revenue) of the Company, or the affiliated entity employing the employee, and partially based on individual targets that are agreed upon with the participant at the start of the performance period based on his or her specific role and activities. The weight of each KPI is decided on an individual basis.

        Pay-out of the STI award is scheduled in March of the year following the assessment year and is subject to continued active employment during the year of assessment (except in limited "good leaver" circumstances in which case there is a pro-rata reduction) and is also subject to a pro-rata reduction if the participant commenced employment after the start of the year of assessment.

Executive Investment Plan

        Executives of the Company may also be invited to participate in the Company's Executive Investment Plan (the "Executive Investment Plan"), which provides for payment of a matching investment subject to satisfaction of KPIs determined by the Committee. Currently, there are no such plans active and the last plan expired in 2016 without matching investments being due.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

26 RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

KEY RISKS

Change in law and compliance risks

        In the ordinary course of business, VEON may be party to various legal and tax proceedings, including as it relates to compliance with the rules of the telecom regulators in the countries in which VEON operates, competition law and anti-bribery and corruption laws, including the U.S. Foreign Corrupt Practices Act ("FCPA"). Non-compliance with such rules and laws may cause VEON to be subject to claims, some of which may relate to the developing markets and evolving fiscal and regulatory environments in which VEON operates. In the opinion of management, VEON's liability, if any, in all pending litigation, other legal proceeding or other matters, other than what is discussed in this Note, will not have a material effect upon the financial condition, results of operations or liquidity of VEON.

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

        Any sudden and unforeseen amendments of tax laws or changes in the tax authorities' interpretations of the respective tax laws and/or double tax treaties, could have a material adverse effect on our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period (e.g. introduction of transfer pricing rules, Controlled Foreign Operation ("CFC") legislation and more strict tax residency rules).

        Management believes that VEON has paid or accrued all taxes that are applicable. Where uncertainty exists, VEON has accrued tax liabilities based on management's best estimate. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.

Currency control risks

        The imposition of currency exchange controls or other similar restrictions on currency convertibility in the countries in which VEON operates could limit VEON's ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends from the respective countries. Any such restrictions could have a material adverse effect on VEON's business, financial condition and results of operations. The continued success and stability of the economies of these countries will be significantly impacted by their respective governments' continued actions with regard to supervisory, legal and economic reforms.

        Refer to Note 18 for further information regarding restricted cash.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

26 RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES (Continued)

COMMITMENTS

Capital commitments

        Capital commitments for the future purchase of equipment and intangible assets are as follows as of December 31:

	2017	2016
Property and equipment
Less than 1 year	555	689
Between 1 and 5 years	262	448
Intangible assets
Less than 1 year	40	32
Between 1 and 5 years	4	18

Total commitments	861	1,187

Telecom license capital commitments

        VEON's ability to generate revenue in the countries it operates is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses under GSM-900/1800 and "3G" (UMTS / WCDMA) mobile radiotelephony communications services and "4G" (LTE).

        Under the license agreements, operating companies are subject to certain commitments, such as territory or population coverage, level of capital expenditures, and number of base stations to be fulfilled within a certain timeframe. If we are found to be involved in practices that do not comply with applicable laws or regulations, we may be exposed to significant fines, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, any of which could harm our business, financial condition, results of operations, or cash flows.

        After expiration of the license, our operating companies might be subject to additional payments for renewals, as well as new license capital and other commitments.

        In July 2012, PJSC VimpelCom was awarded a mobile license, a data transmission license, a voice transmission license and a telematic license for the provision of LTE services in Russia. The roll-out of the LTE network will occur through a phased approach based on a pre-defined schedule pursuant to the requirements of the license. The LTE services were launched in the middle of 2013 and offered in six regions in Russia by the end of the year. The services must be extended to a specific number of additional regions each year through to December 1, 2019 by when services must cover all of Russia. PJSC VimpelCom is required to comply with the following conditions among others under the terms of the license: (i) invest at least RUB 15 billion (US$260) in each calendar year, for which the Company continues to comply with to date in the construction of its federal LTE network until the network is completed, which must occur before December 1, 2019; (ii) provide certain data transmission services in all secondary and higher educational institutions in specified areas with population over 50 thousand; and (iii) provide interconnection capability to telecommunications operators that provide mobile services using virtual networks in any five regions in Russia not later than July 25, 2016. The latter requirement was fulfilled by PJSC VimpelCom within the required time.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

26 RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES (Continued)

Operating lease commitments

        Operating lease commitments are as follows as of December 31:

	2017	2016
Less than 1 year	70	121
Between 1 and 5 years	229	368
More than 5 years	167	148

Total commitments	466	637

        Operating lease commitments mainly relate to the lease of base station sites and office spaces. Operating leases can be renewed but may be subject to renegotiations with lessors.

CONTINGENT LIABILITIES

VEON—Securities Class Action

        On November 4, 2015, a class action lawsuit was filed in the United States against VEON and certain of its current and former officers by Charles Kux-Kardos, on behalf of himself and other investors in the Company alleging certain violations of the United States federal securities laws in connection with the Company's public disclosures relating to its operations in Uzbekistan. On December 4, 2015, a second complaint was filed by Westway Alliance Corp. that asserts essentially the same claims in connection with essentially the same disclosures.

        On April 27, 2016, the court consolidated the two actions and appointed Westway as lead plaintiff. On May 6, 2016, a motion for reconsideration was filed on the appointment of Westway as lead plaintiff and on September 26, 2016, the court affirmed the selection of Westway as the lead plaintiff. An amended complaint was filed on December 9, 2016. Briefing on VEON's motion to dismiss the amended complaint was completed by May 2017.

        On September 19, 2017, the Court in the Southern District of New York rendered a decision granting in part VEON's motion to dismiss the Amended Complaint.

        On February 9, 2018, VEON filed its Answer and Affirmative Defenses to the allegations that remain in the Amended Complaint after the Court's September 19, 2017 Order. Motions to dismiss have been or will be filed by all the Individual Defendants by March 12, 2018. Plaintiff Westway has until April 13, 2018 to file any response(s) to the motions to dismiss. Reply briefing by the Individual Defendants are due to be filed by May 14, 2018. No date has been set for any hearing on the pending motions. The Company and the Individual Defendants intend to vigorously defend the action at all phases moving forward.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

26 RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES (Continued)

GTH—License Fees Tax Litigation

        The Egyptian Tax Authority ("ETA") conducted a review of GTH's tax filings for the years 2000-2004. Following the review, in May 2010, the Internal Committee of the ETA assessed additional tax liabilities in the amount of approximately Egyptian pound ("EGP") 2 billion (US$113) against GTH for these years. The basis for the assessment was that, according to the ETA, GTH's investments in Algeria, Syria, Iraq, Tunisia and Sub-Saharan Africa during these years were actually license fees paid to foreign governments for which Egyptian withholding tax was due according to Egyptian tax laws.

        GTH challenged the Internal Committee's ETA's assessment before the Appellate Committee of the ETA. On May 14, 2012, the Appellate Committee cancelled the Internal Committee's assessment of EGP 2 billion (US$113) in part and reduced the assessed amount to EGP 323 million (US$18).

        GTH agreed to pay the assessed amount of EGP 323 million (US$18) in instalments on a without prejudice basis, which it has satisfied, and also appealed the Appellate Committee's decision to the North Cairo Court of First Instance. The ETA also challenged the Appellate Committee's decision and is seeking to reinstitute its original assessment of EGP 2 billion (US$113) plus late payment interest. The proceedings remain ongoing before the court.

        Separately, on January 18, 2016, GTH, through its tax advisors, received a demand from the ETA claiming an amount of EGP 429 million (US$24) in late payment interest on the Appellate Committee's assessment of EGP 323 million (US$18). The demand threatened administrative seizure of GTH's assets in the event of non-payment. On February 17, 2016, GTH filed an appeal in the Administrative Court to challenge the demand and intends to vigorously defend itself. On February 24, 2016, GTH received an updated demand from the ETA, which GTH objected to on March 24, 2016. On May 3, 2016, the ETA resent the same demand, which GTH again objected to on May 7, 2016.

        On December 28, 2017, GTH was notified that administrative seizure orders had been issued against various banks used by GTH in Egypt. On January 14, 2018, GTH registered a contestation of the enforcement which suspended the operability of the seizure orders until the matter can be heard by the court.

GTH—Iraqi Profits and Dividends Tax Litigation

2005 Tax Year

        In March 2011, the ETA conducted an audit of GTH's tax filings for the year 2005. Following its review, the ETA concluded that income derived by OTIL from Iraqna ("OTIL-Iraqna Income") for that year should be included in GTH's tax return and taxed at 20%, and accordingly claimed additional corporate income tax of EGP 235 million (US$13). GTH challenged the ETA's claim before the Internal Committee of the ETA arguing that the OTIL-Iraqna Income should be fully exempt from Egyptian corporate income tax pursuant to the Iraq-Egypt double taxation treaty.

        On October 2, 2011, the Internal Committee ruled that the OTIL-Iraqna Income should be taxed at 20% in the amount of EGP 235 million (US$13) but that credit should be given for taxes paid by OTIL in Iraq. GTH's appeal to the Appellate Committee of the ETA was dismissed on August 1, 2015.

        On November 11, 2015, GTH appealed the Appellate Committee's decision to the Administrative Court where proceedings are ongoing.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

26 RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES (Continued)

        Separately, on January 18, 2016, GTH, through its tax advisors, received a demand from the ETA claiming an amount of EGP 235 million (US$13) assessed by the Appellate Committee together with late payment interest of EGP 258 million (US$15). The demand threatened administrative seizure of GTH's assets in the event of non-payment. On February 17, 2016, GTH filed an appeal in the Administrative Court to challenge the demand and intends to vigorously defend itself. On February 24, 2016, GTH received an updated demand from the ETA claiming EGP 505 million (EGP 235 million principal plus EGP 270 million interest), which GTH objected to on March 24, 2016. On May 3, 2016, the ETA sent a new demand, which GTH objected to on May 7, 2016.

        On December 28, 2017, GTH was notified that administrative seizure orders had been issued against various banks used by GTH in Egypt. On January 14, 2018, GTH registered a contestation of the enforcement which suspended the operability of the seizure orders until the matter can be heard by the court.

2007 Tax Year

        In addition, during the audit conducted by the ETA in 2011 in respect GTH's tax filings for the year 2007, the ETA concluded that GTH owed additional corporate income tax of EGP 282 million (US$16) in respect of dividends distributed by Iraqna to OTIL in 2007. After GTH disputed the claim on the basis of the Iraq-Egypt double taxation treaty, the ETA referred the dispute to the Internal Committee, who upheld the ETA's position. GTH appealed the Internal Committee's decision to the Appeal Committee, where proceedings are ongoing.

GTH—tax assessments on a deemed basis

        The Company has received assessments on deemed basis in respect of tax years 2012/2013 and 2014/2015. The Company has objected to these assessments, however the actual tax inspection for tax years 2012/2013 is ongoing and has not yet been concluded. An actual tax inspection for 2014/2015 is expected to start after the inspection for 2012/2013 is finalized.

Canadian action brought by the Catalyst Capital group Inc.

        VEON is a defendant in an action brought in 2016 by The Catalyst Capital Group Inc. ("Catalyst") for CAD 1.3 billion (US$1,034) alleging breach of contract in the Superior Court of Justice in Ontario, Canada. In 2014, Catalyst and the company entered into an exclusivity agreement in connection with negotiations for the sale of the company's WIND Mobile business. Catalyst alleges that the company and its financial advisor, UBS Securities Canada Inc., breached their exclusivity agreement obligations, which in turn enabled the sale of WIND Mobile to a consortium of other investors, who are also named co-defendants. The company filed a Statement of Defense denying all allegations and intends to vigorously contest the matter. VEON's motion to dismiss the claim (as well as motions of all other defendants) was heard August 16-18, 2017.

        A decision from the Court on the motion to dismiss is not expected before Q2 2018.

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

26 RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES (Continued)

Other contingencies and uncertainties

        In addition to the individual matters mentioned above, the Company is involved in other disputes, litigation and regulatory inquiries and investigations, both pending and threatened, in the ordinary course of its business. The total value of all other individual contingencies above US$5 other than disclosed above amounts to US$107 (2016: US$29). The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company. Furthermore, the Company believes it has provided for all probable liabilities arising in the ordinary course of its business.

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

Notes to the consolidated financial statements (Continued)

(in millions of U.S. dollars unless otherwise stated)

27 EVENTS AFTER THE REPORTING PERIOD

Acquisition of spectrum in Ukraine

        On January 31, 2018, the Company announced that its wholly-owned subsidiary in Ukraine, Kyivstar, secured one of three licenses to provide nationwide 4G/LTE services, subject to final regulatory approvals. Kyivstar will pay UAH 0.9 billion (US$32) for 2x15 MHz of contiguous frequency in the 2600 MHz band.

        In addition, on March 6, 2018, the Company announced that Kyivstar acquired the following spectrum in the 1800MHz band suitable for 4G/LTE:

  •
  25MHz (paired) at UAH 1.325 billion (US$47); and

  •
  two lots of 5MHz (paired) at UAH 1.512 billion (US$54).

Acquisition of additional spectrum and 4G/LTE License in Bangladesh

        On February 13, 2018, the Company announced that its wholly-owned subsidiary in Bangladesh, Banglalink, has been awarded technology neutral spectrum in the 1800 and 2100 MHz bands.

        Banglalink will pay a total of US$308.6 for the spectrum excluding VAT. An upfront payment of 60% for the spectrum will be payable in approximately 30 days with the remaining 40% payable over four years. In addition, Banglalink will pay US$35 to convert its existing spectrum holding in 900MHz and 1800MHz into technology neutral spectrum and US$1.2 to acquire the 4G/LTE license. The investment will be funded through locally available cash and by the BDT-denominated facility signed by Banglalink in December 2017, refer to Note 4 for further details.

Final 2017 Dividend of US 17 cents per share approved by Supervisory Board

        On February 22, 2018, the Company announced that the VEON Supervisory Board approved a final dividend of US 17 cents per share, bringing total 2017 dividend to US 28 cents per share. The record date for the Company's shareholders entitled to receive the final dividend payment was set for March 5, 2018 and the final dividend was paid on March 13, 2018. The Company made appropriate tax withholdings of up to 15% when the dividend was paid to the Company's share depositary, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, the final dividend of US 17 cents was paid in euro.

Federal Antimonopoly Service in Russia

        All commercial policies, including roaming prices, are subject to antitrust monitoring and control on an ongoing basis. On July 14, 2017, the Federal Antimonopoly Service in Russia ("FAS") issued an injunction requiring all telecom operators to abolish "intra-network roaming" surcharges. The surcharges are applied by operators to subscribers making and receiving calls when travelling outside of their home regions. On March 12, 2018, the FAS opened an investigation into the intra-network roaming tariffs applied by PJSC VimpelCom. PJSC VimpelCom is currently engaged in discussions with the FAS regarding compliance with its injunction.

Amsterdam, March 15, 2018
VEON Ltd.