Form 20-F
period 2018-12-31
VEON Ltd.
filed 2019-03-14
CIK 1468091

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018
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
____________________________________________________________________________

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
Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the Interntional Accounting Standards Board ☒	Other ☐
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐    Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐    No ☒

EXPLANATORY NOTE
This Annual Report on Form 20-F includes audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009. All references to our audited consolidated financial statements appearing in this Annual Report on Form 20-F are to the audited consolidated financial statements included in this Annual Report on Form 20-F (the "Audited Consolidated Financial Statements").
References in this Annual Report on Form 20-F to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd., an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone.
All section references appearing in this Annual Report on Form 20-F are to sections of this Annual Report on Form 20-F, unless otherwise indicated.
Presentation of Financial Information of the Italy Joint Venture
Following the sale in September 2018 of our 50% stake in the joint venture holding company, VIP CKH Luxembourg S.à.r.l, comprised of CK Hutchison Holdings Limited’s former businesses in Italy and our historical business in Italy, WIND Telecomunicazioni S.p.A. (the “Historical Wind Business”, and together with CK Hutchison Holdings Limited's former businesses, the “Italy Joint Venture”), the Italy Joint Venture is now classified as a discontinued operation and we no longer account for it using the equity method of accounting. The data for 2014 and 2015 reflects the classification of the Historical WIND Business as a discontinued operation. The data for 2016 reflects 10 months of our Historical WIND Business classified as a discontinued operation and 2 months of the Italy Joint Venture classified as a discontinued operation. The data for 2017 and 2018 reflects the classification of the Italy Joint Venture as a discontinued operation. For more information, see Note 10 — Significant Transactions to our Audited Consolidated Financial Statements.
Non-IFRS Financial Measures
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit / (loss) before tax from continuing operations before tax before depreciation, amortization, loss from disposal of non-current assets and impairment loss, financial expenses and costs, net foreign exchange gain/(loss) and share of associates and joint ventures.
For a reconciliation of Adjusted EBITDA to (loss)/profit before tax, the most directly comparable IFRS financial measure, for the years ended December 31, 2018, 2017 and 2016, see Note 2 — Segment Information to our Audited Consolidated Financial Statements.
Our management uses Adjusted EBITDA as a supplemental performance measure and believes that Adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, our ability to fund discretionary spending and our ability to incur and service debt. In addition, the components of Adjusted EBITDA include the key revenue and expense items for which our operating managers are responsible and upon which their performance is evaluated. However, a limitation of Adjusted EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time.
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

Adjusted EBITDA Margin
Adjusted EBITDA Margin is a non-IFRS financial measure. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total operating revenue, expressed as a percentage. For a description of how we calculate Adjusted EBITDA and a discussion of its limitations in evaluating our performance, see “—Adjusted EBITDA”.

Organic growth
Organic growth is a non-IFRS measure and reflects changes in revenue and Adjusted EBITDA. Organic growth excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions and the impact of the introduction of IFRS 16 in FY 2019.

Local currency financial measures
In the discussion and analysis of our results of operations, we present certain financial measures in local currency terms. These non-IFRS financial measures present our results of operations in local currency amounts and thus exclude the impact of translating such local currency amounts to U.S. dollars, our reporting currency. We analyze the performance of our reportable segments on a local currency basis to increase the comparability of results between periods. Our management believes that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to our management and to investors. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, see Item 5 — Operating and Financial Review and Prospects — Factors Affecting Comparability and Results of Operations — Foreign Currency Translation, — Liquidity and Capital Resources — Quantitative and Qualitative Disclosure and Note 18 — Financial Risk Management to our Audited Consolidated Financial Statements.
Capital Expenditures excluding licenses
In this Annual Report on Form 20-F, we present capital expenditures, which include equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current assets, accounted for at the earliest event of advance payment or delivery and excludes expenditures directly related to acquiring telecommunication licenses. Long-lived assets acquired in business combinations are not included in capital expenditures. For more information on our capital expenditures, see Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Future Liquidity and Capital Requirements and Note 2 — Segment Information to our Audited Consolidated Financial Statements.
Certain Performance Indicators
In this Annual Report on Form 20-F, we present certain operating data, including number of mobile customers, mobile ARPU and number of mobile data customers, which our management believes is useful in evaluating our performance from period to period and in assessing the usage and acceptance of our mobile and broadband products and services. These operating metrics are not included in our financial statements. For more information on each of these metrics, see Item 5 — Operating and Financial Review and Prospects — Certain Performance Indicators.
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
Certain market and industry data in this Annual Report on Form 20-F is sourced from the report of Analysys Mason, dated March 11, 2019. Mobile penetration rate is defined as mobile connections divided by population. Population figures for the mobile penetration rates provided by Analysys Mason are sourced from the Economist Intelligence Unit. Mobile connections are on a three-month active basis such that any SIM card that has not been used for more than three months is excluded. Certain data for the year ended December 31, 2017 sourced by Analysys Mason in our 2017 Annual Report on Form 20-F filed on March 15, 2018 could only be provided by Analysys Mason as estimates and have therefore been restated in this Annual Report on Form 20-F.
Glossary of Telecommunications Terms
The discussion of our business and the telecommunications industry in this Annual Report on Form 20-F contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in “Exhibit 99.1-Glossary of Telecommunications Terms.”
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

Other Information
In this Annual Report on Form 20-F, references to (i) “U.S. dollars” and “US$” are to the lawful currency of the United States of America, (ii) “Russian rubles” or “RUB” are to the lawful currency of the Russian Federation, (iii) “Pakistani rupees” or “PKR” are to the lawful currency of Pakistan, (iv) “Algerian dinar” or “DZD” are to the lawful currency of Algeria, (v) “Bangladeshi taka” or “BDT” are to the lawful currency of Bangladesh, (vi) “Ukrainian hryvnia” or “UAH” are to the lawful currency of Ukraine, (vii) “Uzbekistani som” or “UZS” are to the lawful currency of Uzbekistan, (viii) “Kazakh tenge” is to the lawful currency of the Republic of Kazakhstan and (viii) “€,” “EUR” or “euro” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, references to “EU” are to the European Union, references to “LIBOR” are to the London Interbank Offered Rate, references to “EURIBOR” are to the Euro Interbank Offered Rate and references to “KIBOR” are to the Karachi Interbank Offered Rate.
This Annual Report on Form 20-F contains translations of certain non-U.S. currency amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the relevant non-U.S. currency amounts actually represent such U.S. dollar amounts or could be converted, were converted or will be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from euro, Pakistani rupee, Algerian dinar and Bangladeshi taka amounts at the exchange rates provided by Bloomberg Finance L.P. and from Russian ruble, Ukrainian hryvnia, Kazakh tenge and Uzbekistani som amounts at official exchange rates, as described in more detail in Item 5 — Operating and Financial Review and Prospects — Factors Affecting Comparability and Results of Operations — Foreign Currency Translation, — Liquidity and Capital Resources — Quantitative and Qualitative Disclosure and Note18 — Financial Risk Management to our Audited Consolidated Financial Statements.
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
Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

•	our ability to implement and execute our strategic priorities successfully and to achieve the expected benefits from, our existing and future transactions;

•	our targets and strategic initiatives in the various countries in which we operate;

•	our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;

•	our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;

•	our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

•	our expectations regarding our capital and operational expenditures in and after 2019;

•	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

•
our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 3G, 4G/LTE and 5G networks or other networks, broadband services and integrated products and services, such as fixed-mobile convergence;

•	our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;

•	our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;

•	our plans regarding marketing and distribution of our products and services, including customer loyalty programs;

•	our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

•	our expectations regarding management changes;

•
possible adverse consequences resulting from our agreements announced on February 18, 2016 with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”), as well as any litigation or additional investigations related to or resulting from the agreements, any changes in company policy or procedure resulting from the review by the independent compliance monitor, the duration of the independent compliance monitor’s review, and VEON Ltd.’s compliance with the terms of its resolutions with the DOJ, SEC, and OM; and

•	other statements regarding matters that are not historical facts.
These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Annual Report on Form 20-F include:

•
risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

•
in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and the taxation thereof, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

•
risks related to the impact of export and re-export restrictions on our and our suppliers' ability to procure products, technology, or software necessary for the service, production and satisfactory delivery of supplies, support services, software, and equipment that we source from them — for example, in April 2018, the U.S. Department of Commerce issued, under the Export Administration Regulations, a Denial Order to ZTE Corporation (“ZTE”), an important third-party supplier, which prohibited, among other things, exports and re-exports of U.S. products, technology and software to and from ZTE and restricted our ability to receive certain services from ZTE, each of which could have led to service degradation and disruptions in certain markets, and in January 2019, the U.S. Department of Justice brought criminal charges against Huawei, another third-party supplier, alleging theft of trade secrets, violations of U.S. sanctions on Iran, and related bank and wire fraud;

•	risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, changes to our portfolio;

•
risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

•
risks that the adjudications by the various regulatory agencies or other parties with whom we are involved in legal challenges, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;

•
risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;

•
risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate and where laws are applicable to us, including our ability to keep pace with technological change and evolving industry standards;

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

•
risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;

•
risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;

•	risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and

•	other risks and uncertainties as set forth in Item 3D. Risk Factors.
These factors and the other risk factors described in Item 3D. Risk Factors are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not required.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The following selected consolidated financial data as of and for each of the five years ended December 31, 2018, has been derived from our historical consolidated financial statements, which as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 have been audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm. The data should be read in conjunction with our Audited Consolidated Financial Statements and related Notes and the financial information in Item 5 — Operating and Financial Review and Prospects.

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in millions of U.S. dollars, except per share amounts and as indicated)
Consolidated income statements data:
Service revenue	8,526	9,105	8,553	9,313	13,200
Sale of equipment and accessories	427	244	184	190	218
Other revenue	133	125	148	103	68
Total operating revenue	9,086	9,474	8,885	9,606	13,486

Operating expenses
Service costs	(1,701)	(1,879)	(1,769)	(1,937)	(2,931)
Cost of equipment and accessories	(415)	(260)	(216)	(231)	(252)
Selling, general and administrative expenses	(3,697)	(3,748)	(3,668)	(4,563)	(4,743)
Depreciation	(1,339)	(1,491)	(1,439)	(1,550)	(1,996)
Amortization	(495)	(537)	(497)	(517)	(647)
Impairment loss	(858)	(66)	(192)	(245)	(976)
Gain / (loss) on disposal of non-current assets	(57)	(26)	(20)	(39)	(68)
Gain / (loss) on sale of subsidiaries	30	—	—	—	—
Total operating expenses	(8,532)	(8,007)	(7,801)	(9,082)	(11,613)

Operating profit	554	1,467	1,084	524	1,873
Finance costs	(816)	(935)	(830)	(829)	(1,077)
Finance income	67	95	69	52	52
Other non-operating gain / (loss), net	(68)	(97)	(82)	(42)	121
Share of profit / (loss) of joint ventures and associates	—	(22)	(11)	14	(38)
Impairment of joint ventures and associates	—	(110)	(99)	—	—
Net foreign exchange gain / (loss)	15	(70)	157	(314)	(556)
Profit / (loss) before tax from continuing operations	(248)	328	288	(595)	375

Income tax expense	(369)	(472)	(635)	(220)	(598)

Profit / (loss) from continuing operations	(617)	(144)	(347)	(815)	(223)

Profit/(loss) after tax for the period from discontinued operations	(300)	(390)	979	262	(680)
Gain / (loss) on disposal of discontinued operations	1,279	—	1,788	—	—
Profit for the period from discontinued operations	979	(390)	2,767	262	(680)
Profit/(loss) for the year	362	(534)	2,420	(553)	(903)
Attributable to:
The owners of the parent (continuing operations)	(397)	(115)	(439)	(917)	33
The owners of the parent (discontinued operations)	979	(390)	2,767	262	(680)
Non-controlling interest	(220)	(29)	92	102	(256)
	362	(534)	2,420	(553)	(903)

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent:
From continued operations	($0.23)	($0.07)	($0.25)	($0.52)	$0.02
From discontinued operations	$0.56	($0.22)	$1.58	($0.52)	$0.02

Dividends declared per share	0.29	0.28	0.23	0.035	0.035

	As of December 31,
	2018	2017	2016	2015	2014
	(in millions of U.S. dollars)
Consolidated balance sheet data:
Cash and cash equivalents	1,808	1,314	2,942	3,614	6,342
Working capital (deficit)(1)	(1,316)	(716)	(2,007)	(156)	(938)
Property and equipment, net	4,932	6,237	6,719	6,239	11,849
Intangible assets and goodwill	5,670	6,786	6,953	6,447	18,002
Total assets	14,102	19,484	21,193	33,854	41,042
Total liabilities	11,323	15,594	15,150	29,960	37,066
Total equity	2,779	3,890	6,043	3,894	3,976

(1)	Working capital (deficit) is calculated as current assets less current liabilities and is equivalent to net current assets.
SELECTED OPERATING DATA
The following selected company operating data as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 has been derived from internal company sources. The selected company operating data set forth below should be read in conjunction with our Audited Consolidated Financial Statements and their related Notes. For information on how we calculate mobile customers, mobile data customers, and mobile ARPU, see Item 5 — Operating and Financial Review and Prospects — Certain Performance Indicators.

	As of and for the year ended December 31,
	2018	2017	2016	2015	2014
Mobile customers in millions
Russia	55.3	58.2	58.3	59.8	57.2
Pakistan	56.2	53.6	51.6	36.2	38.5
Algeria	15.8	15.0	16.3	17.0	17.7
Bangladesh	32.3	31.3	30.4	32.3	30.8
Ukraine	26.4	26.5	26.1	25.4	26.2
Uzbekistan	9.1	9.7	9.5	9.9	10.6

Mobile data customers in millions
Russia	36.8	38.4	36.6	34.3	31.9
Pakistan	33.0	28.5	25.1	16.8	14.4
Algeria	9.2	7.2	7.0	4.1	1.3
Bangladesh	19.6	16.9	14.9	14.0	12.2
Ukraine	14.8	12.5	11.2	12.0	11.1
Uzbekistan	5.5	5.0	4.6	4.7	5.4

Mobile ARPU (in U.S. dollars)
Russia	5.4	5.5	4.6	5.1	8.6
Pakistan	2.1	2.2	2.3	2.1	2.1
Algeria	4.3	4.8	5.1	6.0	7.9
Bangladesh	1.3	1.5	1.6	1.6	1.6
Ukraine	2.0	1.8	1.7	1.8	3.1
Uzbekistan	2.8	4.4	5.6	5.7	5.6

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
Market Risks
We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.
A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars and Russian rubles, including capital expenditures and borrowings, while a proportion of our revenue is denominated in currencies other than U.S. dollars and Russian rubles. Thus, declining values of local currencies against the U.S. dollar could make it more difficult for us to repay or refinance our debt, make dividend payments, purchase equipment or services denominated in U.S. dollars or Russian rubles. For example, the values of the Russian, Algerian, Ukrainian, Uzbek, Pakistani, Bangladeshi and Kazakh currencies have experienced significant volatility in recent years in response to certain political and economic issues, and may continue to decline. Our operating metrics, debt coverage metrics, as well as the value of our investments in U.S. dollar terms were negatively impacted in 2018 from foreign currency transactions and translations, and future currency fluctuations and volatility may result in additional losses or otherwise negatively impact our results of operations. In addition, changes in exchange rates could also impact our ability to comply with covenants under our debt agreements.
We cannot ensure that our existing or future hedging strategies will sufficiently hedge against exchange rate risks. Exchange rates may fluctuate if a government takes legislative or regulatory action with respect to its currency. Our exposure to exchange rate risks could lead to adverse developments which harm our business, financial condition, results of operations or prospects. For more information about foreign currency translation, see Item 5 — Operating and Financial Review and Prospects, Item 11 — Quantitative and Qualitative Disclosures About Market Risk and Note 18 — Financial Risk Management to our Audited Consolidated Financial Statements.
The countries in which we operate have also experienced periods of high levels of inflation, including certain cases of hyperinflation. Our profit margins could be harmed if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may be difficult with our mass market customers and our price sensitive customer base. Inflationary pressure in the countries where we have operations could materially harm our business, financial condition, results of operations, cash flows or prospects.
We may be unable to develop additional revenue market share in markets where the potential for additional growth of our customer base is limited.
Increasing competition, market saturation and technological development have led to the increased importance of data services in the markets in which we operate, including Russia, Commonwealth of Independent States (“CIS”) countries, Pakistan and Bangladesh. The mobile markets in Russia, Algeria, Ukraine, Kazakhstan, Kyrgyzstan, Armenia, and Georgia have each reached mobile penetration rates exceeding 100%, according to Analysys Mason. As a result, we are focusing increasingly on revenue market share growth in each of these markets. The key components of this growth strategy will be to increase our revenue market share by increasing data usage and improving customer loyalty. Failure to develop additional revenue market share could materially harm our business, financial condition, results of operations, cash flows or prospects. For more information on the competition we face in our markets, see “— We operate in highly competitive markets, which we expect to only become more competitive, and as a result may have difficulty expanding our customer base or retaining existing customers.” For more information on our growth strategy, see Item 4 — Information on the Company.

Our revenue is often unpredictable, and our revenue sources are short-term in nature.
Our primary source of revenue is from prepaid mobile customers who we do not require to enter into long-term contracts. Therefore, we cannot be certain these customers will continue to use our services in the future. Revenue from postpaid mobile customers represents a small percentage of our total operating revenue and the contracts that are required to be signed by such customers can be canceled with limited advance notice and without significant penalty. Because we incur costs based on our expectations of future revenue, the sudden loss of a large number of customers or a failure to accurately predict revenue could harm our business, financial condition, results of operations, cash flows or prospects. For a description of the key trends and developments with respect to our business, see Item 5 — Operating and Financial Review and Prospects — Key Developments During 2018.
We operate in highly competitive markets, which we expect to only become more competitive, and as a result may have difficulty expanding our customer base or retaining existing customers.
The markets in which we operate are highly competitive in nature, and we expect that competition will continue to increase. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining and engaging our customers. As penetration rates increase in the markets in which we operate, we may have difficulty expanding our customer base. If customers find our connectivity and internet services not to be valuable, reliable or trustworthy or otherwise believe competitors in our markets can offer better services, we may have difficulty retaining customers. In addition, as new players enter our markets or existing competitors combine operations, maintaining our market positions will become even more difficult. For more information on the competition in our markets, see Item 4.B — Business Overview.
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

•
as we expand the scope of our services, such as new networks, fixed-line residential and commercial broadband, digital financial and other services, we may encounter a greater number of competitors that provide similar services;

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
For example, with respect to our mobile services, while we continue deploying 2G, 3G and 4G/LTE networks, the industry is already well advanced in planning for the future deployment of 5G, which is expected to drive continued demand for data in the future.  We may require additional or supplemental licenses and spectrum to implement 5G technology or to upgrade our existing 2G, 3G and 4G/LTE networks to remain competitive, and we may be unable to acquire such licenses and spectrum on reasonable terms or at all. We may need to incur significant capital expenditures to acquire licenses, spectrum or infrastructure to offer new services to our customers or improve our current services.  In particular, the introduction of 5G services into our markets may draw additional entrants and require infrastructure capital expenditures for providers seeking to gain or maintain a competitive advantage.  As new technologies are developed or upgraded, such as advanced 4G and 5G systems, our equipment may need to be replaced or upgraded or we may need to rebuild our mobile network, in whole or in part. Technological change is also impacting the capabilities of the equipment our customers use, such as mobile handsets, and potential changes in this area may impact demand for our services in the future. Implementing new technologies requires substantial investment. However, there can be no guarantee that we will generate our expected return on any such investments.
If we experience substantial problems keeping pace with technological changes and evolving industry standards, it may impair our success with the provision of related services, or delay or decrease revenue and profits and therefore hinder recovery of any significant capital investments in such services, as well as our growth.
The international economic environment could cause our business to decline.
Our operations are subject to macro-economic and political risks that are outside of our control. The current macro-economic environment is highly volatile, and continuing instability in global markets has contributed to a challenging global economic environment in which we operate. As future developments are dependent upon a number of political and economic factors, we cannot accurately predict how long challenging conditions will exist or the extent to which the markets in which we operate may deteriorate. Unfavorable economic conditions may impact a significant number of our customers, including their spending patterns, both in terms of the products they subscribe for and usage levels. As a result, it may be more difficult for us to attract new customers, more likely that customers will downgrade or disconnect their services and more difficult for us to maintain ARPUs at existing levels. A difficult economic environment and any future downturns in the economies of markets in which we operate or may operate in the future could also increase our costs, including higher levels of taxation, prevent us from executing our strategies, hurt our liquidity, impair our ability to take advantage of future opportunities or to respond to competitive pressures, to refinance existing indebtedness or to meet unexpected financial requirements, all of which could harm our business, financial condition, results of operations, cash flows or prospects.
As a global telecommunications company with operations in multiple markets, we may be adversely affected by a broad range of adverse economic developments specific to a particular market in which we operate. For example, our operations in Pakistan may be impaired by the July 27, 2018 European Union listing of Pakistan as a "high risk third country" identified as presenting strategic deficiencies in its anti-money laundering and counter-terrorist financing regimes, and by the July 23, 2018 Financial Action Task Force listing of Pakistan as a jurisdiction requiring monitoring (so called "gray list") for strategic anti-money laundering and counter-terrorist financing deficiencies. In addition, our financial performance may be affected by ongoing issues in the European Union relating to risks of deflation, sovereign debt levels, the suitability and stability of the euro, and the planned exit of the United Kingdom from the European Union. Additionally, in Russia, the impact of economic sanctions and the significant devaluation of the Russian ruble, have negatively impacted the Russian economy and economic outlook, and may also negatively impact our ability to raise external financing, particularly if sanctions are broadened. Economic sanctions in the current macro-economic environment may also adversely affect our ability to operate. For instance, our key vendors and suppliers may be sanctioned themselves which could restrict our ability to process voice and data communications or mobile financial services. For more on sanctions affecting Russia and how they may affect our operations, see Geopolitical Risks — "Our operations may be adversely affected by ongoing developments in Russia and Ukraine."
Deterioration of macro-economic conditions in the countries in which we operate may also have certain accounting ramifications. For example, a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill. In addition, the possible developments as a result of a financial and economic crisis related to, in particular, customer behavior, the reactions of our competitors in terms of offers, pricing or their response to new entrants, regulatory adjustments in relation to reductions in consumer prices and our ability to adjust costs and investments in keeping with possible changes in revenue-may adversely affect our forecasts and lead to a write-down in tangible and intangible assets. A write-down recorded for tangible and intangible assets lowering their book values could impact certain covenants and provisions under our debt agreements, which could result in a deterioration of our financial condition, results of operations or cash flows. For further information on the impairment of tangible and intangible assets and recoverable amounts (particularly key assumptions and sensitivities), see Note 11 — Impairment of Assets to our Audited Consolidated Financial Statements. For a discussion of the risks associated with the market where we operate, see Geopolitical Risks — "Investors in emerging markets, where our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy."
Liquidity and Capital Risks
Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital.
We have substantial amounts of indebtedness and debt service obligations. As of December 31, 2018, the outstanding principal amount of our external debt for bonds, bank loans, and other borrowings amounted to approximately US$7.3 billion. For more information regarding our outstanding indebtedness and debt agreements, see Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Consolidated Cash Flow Summary — Financing Activities.
Agreements under which we borrow funds contain obligations, which include covenants or provisions that impose on us certain operating and financial restrictions. Some of these covenants relate to our financial performance or financial condition, such as levels or ratios of earnings, debt, equity and assets and may prevent us or our subsidiaries from incurring additional debt. Failure to comply with these covenants or provisions may result in a default, which could increase the cost of securing additional capital, lead to acceleration repayment of our indebtedness or result in the loss of any assets that secure the defaulted indebtedness or to which our creditors otherwise have recourse. Such a default or acceleration of the obligations under one or more of these agreements (including as a result of cross-default or cross-acceleration) could have a material adverse effect on our business, financial condition, results of operations or prospects, and in particular on our liquidity and our shareholders’ equity. In addition, covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations. For a discussion of agreements under which we borrow funds, see Note 16 — Financial Assets and Liabilities to our Audited Consolidated Financial Statements.
Aside from the risk of default, given our substantial amounts of indebtedness and limits imposed by our debt obligations, our business could suffer significant negative consequences such as the need to dedicate a substantial portion of our cash flows from operations to repayments of our debt, thereby reducing funds available for paying dividends, working capital, capital expenditures, acquisitions, joint ventures and other purposes necessary for us to maintain our competitive position and to maintain flexibility and resiliency in the face of general adverse economic or industry conditions.
We may not be able to raise additional capital, or we may only be able to raise additional capital at significantly increased costs.
We may need to raise additional capital in the future, including through debt financing. If we incur additional indebtedness, the risks that we now face related to our indebtedness and debt service obligations could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness or we may not be able to borrow money within local or international capital markets on acceptable terms, or at all. We may also be impacted by conditions or local legal requirements in local or international markets that make it difficult to raise capital or refinance existing debt. The departure of the United Kingdom from the European Union may cause disruption in our access to United Kingdom based lenders or increase the cost of capital available to us if our lenders have not completed their own restructurings in light of this.

Our ability to raise additional capital may also be restricted by covenants in our financing agreements and our ability to raise additional capital or the cost of raising additional capital may be affected by any downgrade of our credit ratings, including for reasons outside our control, which may materially harm our business, financial condition, results of operations and prospects. In addition, economic sanctions which may be imposed in the future by the United States, the United Nations, the European Union, and other countries, including in connection with developments in Russia and Ukraine, may also negatively affect our existing financing and our ability to raise future external financing, particularly if the sanctions are broadened. For more information on the sanctions imposed against Russia and Ukraine, see Exhibit 99.2 — Regulation of Telecommunications — Sanctions Regimes.
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
A change in control of VEON Ltd. could harm our business.
Our financing agreements across the VEON group generally have “change of control” provisions that may require us to make a prepayment if a person or group of persons (with limited exclusions) acquire beneficial or legal ownership of or control over more than 50.0% of our share capital. If such a change of control provision is triggered and we fail to agree with lenders on the necessary amendments to the loan documentation and then fail to make any required prepayment, it could trigger cross-default or cross-acceleration provisions of our other financing agreements, which could lead to our obligations being declared immediately due and payable. This could harm our business, financial condition, results of operations, cash flows or prospects.
Operational Risks
Our strategic initiatives may not be successfully implemented and the benefits we expect to achieve may not be realized.
We continue to transform our business with the aim of improving our operations across all markets in which we operate. This transformation is working to revitalize the business and implement new digital services. We are also implementing various other initiatives to technologically and operationally modernize our core telecommunications business, including: developing new IT capabilities, capacities enabling customers to manage their accounts and services independently ("self-care"), billing systems, customer relationship management systems, enterprise resource management systems, human capital management systems and enterprise performance management systems; and reducing and simplifying our IT cost base. There can be no assurance that this strategy will generate the results we expect. We may experience implementation issues due to a lack of coordination or cooperation with our operating companies or third parties or otherwise encounter unforeseen issues, such as technological limitations, regulatory constraints or lack of customer engagement, which could frustrate our expectations regarding cost-optimization and process redesign or otherwise delay execution of these initiatives. As a result, these directional improvements may not be successful, which could adversely affect our business, financial condition, results of operations, cash flows or prospects.
As a holding company, VEON Ltd. depends on the performance of its subsidiaries and their ability to pay dividends and may therefore be affected by changes in exchange controls and currency restrictions in the countries in which its subsidiaries operate.
VEON Ltd. is a holding company and does not conduct any revenue-generating business operations of its own. Its principal assets are the direct and indirect equity interests it owns in its operating subsidiaries, and thus VEON Ltd. depends on cash dividends, distributions, loans or other transfers received from its subsidiaries to make dividend payments to its shareholders, including holders of ADSs and ordinary shares, to service debt, and to meet other obligations. The ability of its subsidiaries to pay dividends and make other transfers to VEON Ltd. depends on the success of their businesses and is not guaranteed.
VEON Ltd.’s subsidiaries are separate and distinct legal entities. Any right that VEON Ltd. has to receive any assets of, or distributions from, any subsidiary upon its bankruptcy, dissolution, liquidation or reorganization, or to realize proceeds from the sale of the assets of any subsidiary, may be junior to the claims of that subsidiary’s creditors, including trade creditors. Furthermore, our ability to withdraw funds and dividends from our subsidiaries and operating companies may depend on the consent of our strategic partners where applicable.
The ability of VEON Ltd.’s subsidiaries to pay dividends and make payments or loans to VEON Ltd., and to guarantee VEON Ltd.’s debt, will depend on their operating results and may be restricted by applicable corporate, tax and other laws and regulations, including restrictions on dividends, limitations on repatriation of cash and earnings and on the making of loans and repayment of debts, monetary transfer restrictions, covenants in debt agreements, and foreign currency exchange and related restrictions in certain agreements or certain jurisdictions in which VEON Ltd.’s subsidiaries operate or both. For more information on the legal and regulatory risks associated with our markets, see Regulatory, Compliance and Legal Risks — “We operate in uncertain judicial and regulatory environments.”
For more information on the restrictions on dividend payments, see Note 18 — Financial Risk Management — Liquidity Risks — Currency Control Risks, Item 5 — Operating and Financial Review — Factors Affecting Comparability and Results of Operations — Foreign Currency Controls and Currency Restrictions, and Geopolitical Risks — “The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which we can conduct business and currency control requirements restrict activities in certain markets in which we have operations.”

Efforts to merge with or acquire other companies or businesses, divest our companies, businesses or assets or to otherwise invest into or form strategic partnerships with third parties may divert management attention and resources away from our business operations and success with such efforts may subject us to additional liabilities or experience integration problems.
We seek from time to time to merge with or acquire other companies or businesses, divest our companies or businesses or form strategic partnerships through the formation of joint ventures, investments or otherwise, for various strategic reasons, including to: simplify our corporate structure; pursue optimal competitive positions in markets in which we have operations; outsource the management of our telecommunications tower sites; acquire more frequency spectrum; acquire new technologies and service capabilities; network share; add new customers; increase market penetration; expand into new or enhance “non-telecommunications” services such as digital financial services; or expand into new markets.
Our ability to successfully grow through mergers, acquisitions, strategic partnerships or investments depends upon our ability to identify, negotiate the terms of, complete and integrate suitable businesses and to obtain any necessary financing and the prior approval of any relevant regulatory bodies. These efforts could divert the attention of our management and key personnel from our core business operations. As a result of any such merger, acquisition, strategic partnerships or investment or failure of any such transaction to materialize (including any such failure caused by regulatory or third-party challenges), we may also experience:

•
difficulties in realizing expected synergies or integrating acquired companies, joint ventures, investments or other forms of strategic partnerships, personnel, products, property and technologies into our existing business;

•	higher or unforeseen costs of integration or capital expenditure;

•
difficulties relating to the acquired or formed companies’ or our partnerships’ compliance with telecommunications licenses and permissions, compliance with laws, regulations and contractual obligations, ability to obtain and maintain favorable interconnect terms, frequencies and numbering capacity and ability to protect our intellectual property;

•	adverse market reactions stemming from competitive and other pressures;

•	difficulties in retaining key employees of the merged or acquired business or strategic partnerships who are necessary to manage the relevant businesses;

•	difficulties in maintaining uniform standards, controls, procedures and policies throughout our businesses;

•	other risks related to loss of full control of a merged business, or not having the ability to fully control an acquired business, strategic partnership or investment;

•
risks that different geographic regions present, such as currency exchange risks, competition, regulatory, political, economic and social developments, which may, among other things, restrict our ability to maintain such strategic partnerships;

•	adverse customer reaction to the business combination or divestiture; and

•	increased liability and exposure to contingencies that we did not contemplate at the time of the merger, acquisition, strategic partnership or investment, including tax liabilities.
In addition, a merger, acquisition, strategic partnership or investment could materially impair our operating results by causing us to incur debt or requiring us to amortize merger or acquisition expenses and merged or acquired assets. We may not be able to assess ongoing profitability and identify all actual or potential liabilities or issues of a business prior to a merger, acquisition, strategic partnership or investment. If we merge with, acquire, form strategic partnerships with, or invest into businesses or assets, which result in assuming unforeseen liabilities or which we have not obtained contractual protections or for which protection is not available, our business, financial condition, results of operations, cash flows or prospects could be adversely affected. As we investigate industry consolidation, our risks may increase. Our integration and consolidation of such businesses may also lead to changes in our operational efficiencies or structure. For more information about our recent transactions, see Note 10 — Significant Transactions to our Audited Consolidated Financial Statements.
From time to time, we may seek to divest some of our businesses, including divestitures of our tower businesses, but such divestitures may take longer than anticipated or may not happen at all. If these or other divestitures do not occur, close later than expected or do not deliver expected benefits, this may result in decreased cash proceeds to the group and continued operations of non-core businesses that divert the attention of our management. Further, our success with any divestiture is dependent on effectively and efficiently separating the divested asset or business and reducing or eliminating associated overhead costs. In some cases, we may agree to indemnify acquiring parties for certain liabilities arising from our former businesses. Failure to successfully implement or complete a divestiture could materially harm our business, financial condition, results of operations, cash flows or prospects.
Our strategic partnerships and relationships carry inherent business risks.
We participate in strategic partnerships and joint ventures in a number of countries, including in Pakistan (Pakistan Mobile Communications Limited, "PMCL"), Kazakhstan (KaR-Tel LLP and TNS-Plus LLP), Algeria (Omnium Telecom Algérie S.p.A., "OTA"), Uzbekistan (Joint Venture Buzton LLC), Kyrgyzstan (“Sky Mobile” LLC and Terra LLC), and Georgia (“VEON Georgia” LLC). In addition, in Algeria, our local partner is a government institution, which could increase our exposure to the risks discussed in — Geopolitical Risks.
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
For example, in Algeria, our partner can acquire the shares held by GTH at fair market value in various circumstances (including, generally, change in VEON’s indirect control of OTA, insolvency of GTH or VEON or material breach of the shareholders’ agreement by GTH), as well as under call option arrangements exercisable solely at its discretion between October 1, 2021 and December 31, 2021. Concurrently, GTH has a right to require our partner in Algeria to acquire its shares in various circumstances (including, generally, change of control of the Algerian National Investment Fund, material breach of the shareholders’ agreement by the Algerian National Investment Fund, loss of VEON’s ability to consolidate OTA, the taking of certain actions in Algeria against GTH or OTA, failure by OTA to pay a minimum dividend or imposition of certain tax assessments), as well as under put option arrangements exercisable solely at its discretion between July 1, 2021 and September 30, 2021. In Pakistan, we can potentially acquire the shares held by our partner in PMCL at fair market value with effect from July 1, 2020 (our partner has no corresponding right to acquire our shares).
If one of our strategic partners becomes subject to investigation, sanctions or liability, we might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased possibility of a partner defaulting on obligations or losing a partner with important insights in that region.
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
The telecommunications industry is highly capital intensive, as our success depends to a significant degree on our ability to keep pace with new developments in technology, to develop and market innovative products and to update our facilities and process technology, which will require additional capital expenditures in the future. The amount and timing of our capital requirements will depend on many factors, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, the status and timing of competitive developments, and certain regulatory requirements.
Although we regularly consider and take measures to improve our capital efficiency, including selling capital intensive segments of our business and entering into managed services and network sharing agreements with respect to towers and other assets, our levels of capital expenditure will remain significant. In addition, we may not be able to divest some of our businesses or assets as planned and the divestitures we carry out could negatively impact our business. There could also be transitional or business continuity risks or both associated with these divestitures that may impact our service levels and business targets. If we do not have sufficient resources from our operations to finance necessary capital expenditures, we may be required to raise additional debt or equity financing, which may not be available when needed or on terms favorable to us or at all. If we are unable to obtain adequate funds on acceptable terms, or at all, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could harm our business, financial condition, results of operations, cash flows or prospects. For more information on our future liquidity needs, see Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Future Liquidity and Capital Requirements.
Our brand, business, financial condition, results of operations and prospects may be harmed in the event of cyber-attacks or severe systems and network failures, or the perception of such attacks or failures, leading to the loss of integrity and availability of our telecommunications, digital and financial services and/or leaks of confidential information, including customer information.
Our operations and business continuity depend on how well we protect and maintain our network equipment, information technology (“IT”) systems and other assets. Due to the nature of the services we offer across our geographical footprint, we are exposed to cybersecurity threats that could negatively impact our business activities through service degradation, alteration or disruption. Cybersecurity threats could also lead to the compromise of our physical assets dedicated to processing or storing customer and employee information, financial data and strategic business information, exposing this information to possible leakage, unauthorized dissemination and loss of confidentiality. These events could result in reputational harm, lawsuits against us by customers, employees or other third parties, violations of data protection and telecommunications laws, adverse actions by telecommunications regulators and other authorities, an inability to operate our digital services or our wireless or fixed-line networks, loss of revenue from business interruption, loss of market share and significant additional costs. In addition, the potential liabilities associated with these events could exceed the cyber insurance coverage we maintain and certain violations of data protection and telecommunications laws (including as a result of data leakage) are administrative or criminal offenses in some countries, and can result in suspension of license, imprisonment or fines for the entity and/or the individuals.
Although we devote significant resources to the development and improvement of our IT and security systems, we remain vulnerable to cyber-attacks and IT and network failures and outages, due to factors including:

•	unauthorized usage of customer and business information performed by authorized users;

•	unauthorized access to customer and business information;

•	accidental alteration or destruction of information during processing due to human errors;

•	the spread of malicious software that compromises the confidentiality, integrity or availability of technology assets;

•	alteration of technology assets caused, accidentally or voluntarily, by employees or third parties;

•	accidental misuse of assets by users with possible degradation of both network services and available computing resources, such as denial-of-service;

•	malfunction of technology assets or services caused by obsolescence, wear or defects in design or manufacturing;

•	faults during standard or extraordinary maintenance procedures; and

•	unforeseen absence of key personnel.
Although we have a structured vulnerability scanning process in place within our security operations centers, there is also a possibility that we are not currently aware of certain undisclosed vulnerabilities in our IT systems and other assets. In such an event, hackers or other cybercrime groups may exploit such vulnerabilities or may be able to cause harm more quickly than we are able to mitigate (zero-day exploits).
From time to time we have experienced cyber-attacks of varying degrees to gain access to our computer systems and networks. As of the date of this Annual Report on Form 20-F, we have suffered minor cybersecurity incidents targeting our internal infrastructure that have been contained by the response teams, generating limited or negligible impacts, including WannaCry and NotPetya. In addition, we have identified unauthorized access to some of our network systems, possibly with the intention to capture information or manipulate the communications. Although we found no evidence that any such capture or manipulation was performed, we cannot guarantee that they did not take place, all such attempts will be successfully thwarted in the future or the impact of such attempts, if successful, would not be material to our business.
We have also suffered service disruption affecting some of our fixed-line DSL services, caused by botnets that compromised vulnerable customer equipment. Such attacks may be more successful in the future or may be persistent over long periods of time during which damage can remain undetected.
If our services are affected by such attacks and this degrades our services, our products and services may be perceived as being vulnerable to cyber risk and the integrity of our data protection systems may be questioned. As a result, users and customers may curtail or stop using our products and services, and we may incur litigation exposure, regulatory fines, penalties, reimbursement or other compensatory costs.
In general, mobile operators are directly liable for actions of third parties to whom they forward personal data for processing. If severe customer data security breaches are detected, regulatory authorities could sanction our company, including suspending our operations for some time and levying fines and penalties. In some jurisdictions in which we operate, such as Russia, legislation is being implemented to establish a legal framework for preventing cyber-attacks and protecting critical information infrastructure. For example, Russian telecommunications operators are obliged to take various measures to protect their information infrastructure, provide reliable data transmission channels and inform government agencies and partners about incidents on critical information infrastructure. In addition, a draft law (No. 608767-7) has been proposed in Russia and considered by the lower chamber of the Russian parliament aimed at preventing foreign cyber-attacks. If such draft law is adopted, Russian telecommunications operators may be required to adopt certain technological measures to ensure centralized management of internet traffic, the implications of which could have a material adverse effect on the functioning of our infrastructure, our business operations and costs.
Violation of these laws by an operator may lead to a seizure of the operator’s database and equipment, imposition of administrative sanctions (including in the form of fines, suspension of activities or revocation of license) or result in a ban on the processing of personal data by such operator, which, in turn, could lead to the inability to provide services to our customers. These events, individually or in the aggregate, could harm our brand, business, financial condition, results of operations or prospects.
Our ability to profitably provide telecommunications services depends in part on the terms of our interconnection agreements.
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
In certain jurisdictions in which we operate, the relevant regulator sets mobile termination rates ("MTRs"). If any such regulator sets MTRs that are lower for us than the MTRs of our competitors, our interconnection costs may be higher and our interconnection revenues may be lower, relative to our competitors. For example, in 2017 in Algeria the regulator set MTRs that were lower for our subsidiary Optimum Telecom Algeria S.p.A. than for one of its competitors, a situation which remained in place until November 1, 2018 when full MTR symmetry was introduced. For more information on our interconnection agreements, see Item 4.B — Business Overview.
Our existing equipment and systems may be subject to disruption and failure for various reasons, including the threat of terrorism, which could cause us to lose customers, limit our growth or violate our licenses.
Our business depends on providing customers with reliability, capacity and security. Our technological infrastructure is vulnerable to damage or disruptions from other events, including natural disasters, military conflicts, power outages, terrorist acts, government shutdown orders, changes in government regulation, equipment or system failures or an inability to access or operate such equipment or systems, human error or intentional wrongdoings, such as breaches of our network or information technology security. In addition, we operate in countries which may have an increased threat of terrorism. An attack on or near our premises, equipment or points of sale could result in causalities, property damage, business interruption, legal liability and damage to our brand or reputation.

Our business may also be disrupted by computer malware or other technical or operational issues. While we have implemented a cyber-security strategy for mitigating these risks, we cannot be sure that our network and information technology systems will not be subject to such issues, or, if they are, that we will be able to maintain the integrity of our customers’ data or that malware or other technical or operational issues will not disrupt our network or systems and cause significant harm to our operations. For example, in recent years, we have experienced network service interruptions during installations of new software. In some regions, our equipment for the provision of mobile services resides in a limited number of locations or buildings. Disruption to the security or operation of these locations or buildings could result in disruption of our mobile services in those regions. Moreover, the implementation of our transformation strategies may result in under-investments or failures in internal business processes, which may in turn result in greater vulnerability to technical or operational issues, including harm from failure to detect malware.
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
We rely on third parties for services and products important for our operations. We currently purchase the majority of our network-related equipment from a core number of suppliers, principally Ericsson, ZTE, Huawei, Nokia Solutions and Networks, and Cisco Systems although some of the equipment that we use is available from other suppliers. The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of switching equipment, radio access network solutions, base stations and other equipment on a timely basis. From time to time, we have experienced delays in receiving equipment. In addition, our business could be materially harmed due to export and re-export restrictions on our and our suppliers’ ability to procure products, technology, or software necessary for the service, production and satisfactory delivery of supplies, support services, and equipment that we source from them. For example, in April 2018, the U.S. Department of Commerce issued, under the Export Administration Regulations, a Denial Order to ZTE, an important third-party supplier, which prohibited, among other things, exports and re-exports of U.S. products, technology and software to and from ZTE and restricted our ability to receive certain services from ZTE; each of which could have led to service degradation and disruptions in certain markets. Also, in January 2019, the U.S. Department of Justice brought criminal charges against Huawei, alleging theft of trade secrets, violations of U.S. sanctions on Iran, and related bank and wire fraud. The repercussions of these indictments and any associated actions that the United States or other governments may take against Huawei could potentially have a material adverse impact on our operations in certain markets where we are reliant on Huawei equipment or services. Specifically, any restriction on Huawei’s ability to deliver equipment or services, or on our ability to receive such equipment or services, could adversely impact our business, the operation of our networks and our ability to comply with the terms of our operating licenses and local laws and regulations.
We also may outsource all or a portion of construction, maintenance services, IT infrastructure hosting and network capabilities in certain markets in which we operate, as we have partially done in Russia and Kazakhstan. For more information, see Item 4.D — Property, Plants and Equipment. As a result, the implementation of such initiatives, including our digital stack and data management platform, is dependent on third parties.
Our business could be materially harmed if our agreements with third parties were to terminate or if negative developments (financial, legal, regulatory or otherwise) regarding such parties, or a dispute between us and such parties, causes the parties to no longer be able to deliver the required services on a timely basis or at all or otherwise fulfill their obligations under our agreements with them. If such events occur, we may attempt to renegotiate the terms of such agreements with the third parties. For example, in February 2019, we announced a revised agreement with Ericsson to upgrade core IT systems in several countries with new digital business support systems (DBSS). For more information on this revised agreement, see Item 4.B — Business Overview — Information Technology. There can be no assurance that the terms of such amended agreements will be more favorable to us than those of the original agreements.
We rely on roaming partners to provide services to our customers while they are outside the countries in which we operate and on interconnect providers to complete calls that originate on our networks but terminate outside our networks, or that originate outside our networks and terminate on our networks. We also rely on handset providers to provide the equipment used on our networks. In addition, many of our mobile products and services are sold to customers through third party channels. The third-party retailers, agents and dealers that we use to distribute and sell products are not under our control and may stop distributing or selling our products at any time or may more actively promote the products and services of our competitors. Should this occur with particularly important retailers, agents or dealers, we may face difficulty in finding new retailers, sales agents or dealers that can generate the same level of revenue. Any negative developments regarding the third parties on which we depend could materially harm our business, financial condition, results of operations, cash flows or prospects.

Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our intellectual property rights will be adequate.
We regard our copyrights, service marks, trademarks, trade names, trade secrets and similar intellectual property, including our rights to certain domain names, as important to our continued success. For example, our widely recognized logos, such as “Beeline” (Russia, Kazakhstan, Uzbekistan, Armenia, Georgia and Kyrgyzstan), “Kyivstar” (Ukraine), “Jazz” (Pakistan), “Djezzy” (Algeria) and “banglalink” (Bangladesh), have played an important role in building brand awareness for our services and products. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult.
We are in the process of registering the VEON name and logo as trademarks in the jurisdictions in which we operate and other key territories. As of the date of this Annual Report on Form 20-F, we have achieved registration of the VEON name in thirteen of the seventeen jurisdictions sought (although in the European Union only in some classes), with the remainder pending. With respect to the logo, we have achieved registration in eleven of the seventeen jurisdictions sought (although in Bermuda only in some classes), with the remainder pending. The timeline and process required to obtain trademark registration can vary widely between jurisdictions.
As we continue our investment into a growing ecosystem of local digital services, we will need to ensure that we have adequate legal rights to the ownership or use of necessary source code and other intellectual property rights associated with our systems, products and services. For example, a number of platforms and non-connectivity services offered by VEON and its operations are developed using source code created in conjunction with third parties. We rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology and software, access to and use of source code and other necessary intellectual property. Although we endeavor to protect our rights, third parties may infringe or misappropriate our intellectual property. As the number of convergent product offerings and overlapping product functions increase, the possibility of intellectual property infringement claims against us may increase. Any such litigation may result in substantial costs and diversion of resources, and adverse litigation outcomes could harm our business, financial condition, results of operations, cash flows or prospects. We may have to litigate to enforce and protect our copyrights, trademarks, trade names, trade secrets and know-how or to determine their scope, validity or enforceability. In that event, we may be required to incur significant costs, and our efforts may not prove successful. The inability to secure or protect our intellectual property assets could have a material adverse effect on our business and our ability to compete.
For more information, see Regulatory, Compliance and Legal Risks — "New intellectual property laws or regulations may require us to invest substantial resources in compliance or may be unclear."
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
In addition, our compensation schemes may not always be successful in attracting new qualified employees and retaining and motivating our existing employees. The loss of any key personnel or an inability to attract, train, retain and motivate qualified members of senior management or highly skilled personnel could have an adverse impact on our ability to compete and to implement new business models and could harm our business, financial condition, results of operations, cash flows or prospects. In addition, we may not succeed in instilling our corporate culture and values in new or existing employees, which could delay or hamper the implementation of our strategic priorities.
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
To establish and commercially launch mobile and fixed wireless telecommunications networks, we need to receive frequency allocations for bandwidths within the frequency bands in the regions in which we operate. The availability of spectrum is limited, closely regulated and can be expensive, and we may not be able to obtain it from the regulator or third parties at all or at a price that we deem to be commercially acceptable given competitive conditions. There are a limited number of frequencies available for mobile operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate frequency allocation in each such market in order to maintain and expand our customer base. For instance, in Russia, we have previously been unable to obtain frequency allocations in an assigned frequency band for LTE network development and, in Bangladesh, currently we are one of the largest operators, but until recently held a small amount of the frequency spectrum. In addition, frequency allocations may be issued for periods that are shorter than the terms of our licenses, and such allocations may not be renewed in a timely manner, or at all. For example, in Pakistan, in May 2019 our licenses covering 8.8MHz (paired) in 1800MHz band and 4.8MHz (paired) in the 900MHz band will be up for renewal which is subject to the successful completion of the renewal process under a forthcoming PTA policy directive and license renewal framework.
We are also subject to the risk that government action impairs our frequency allocations or spectrum capacity. For example, in 2017, the government of Uzbekistan published a decision ordering the equitable reallocation amongst all telecommunications providers in the market, which has affected approximately half of the 900 MHz and 1800 MHz radio frequencies of our Uzbek subsidiary, Unitel LLC. The decision, which also granted tech neutrality in the 900 MHz and 1800 MHz bands, came into force on March 31, 2018. In addition, the Ministry of Digital Development, Communications and Mass Media of the Russian Federation (formerly, the Ministry of Telecom and Mass Communications of the Russian Federation) has published a number of regulations regarding frequency allocation, consolidation and conversation, and increase of spectrum fees.
If our frequencies are revoked or we are unable to renew our frequency allocations or obtain new frequencies to allow us to provide mobile or fixed wireless services on a commercially feasible basis, our network capacity and our ability to provide these services would be constrained and our ability to expand would be limited, which could harm our business, financial condition, results of operations, cash flows or prospects.
Our licenses are granted for specified periods and they may not be extended or replaced upon expiration.
The success of our operations is dependent on the maintenance of our licenses to provide telecommunications services in the jurisdictions in which we operate. Most of our licenses are granted for specified terms, and there can be no assurance that any license will be renewed upon expiration. Some of our licenses will expire in the near term. For more information about our licenses, including their expiration dates, see Item 4.B — Business Overview.
These licenses and the frameworks governing their renewals are also subject to ongoing review by the relevant regulatory authorities. If renewed, our licenses may contain additional obligations, including payment obligations (which may involve a substantial renewal or extension fee), or may cover reduced service areas or scope of service. Furthermore, the governments in certain jurisdictions in which we operate may hold auctions (including auctions of spectrum for the 4G/LTE or more advanced services such as 5G) in the future. If we are unable to maintain or obtain licenses for the provision of telecommunications services or more advanced services or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be materially harmed.
We may be subject to increases in payments for frequency allocations under the terms of some of our licenses.
Legislation in many countries in which we operate, including Russia and Pakistan, requires that we make payments for frequency spectrum usage. As a whole, the fees for all available frequency assignments, as well as allotted frequency bands for different mobile communications technologies, have been significant. Any significant increase in the fees payable for the frequencies that we use or for additional frequencies that we need could have a negative effect on our financial results. We expect that the fees we pay for radio-frequency spectrum, including radio-frequency spectrum renewals, could substantially increase in some or all of the countries in which we operate, and any such increase could harm our business, financial condition, results of operations, cash flows or prospects.

Regulatory, Compliance and Legal Risks
New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.
We are subject to a variety of national and local laws and regulations in the countries in which we do business. These laws and regulations apply to many aspects of our business. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages, including the revocation of our licenses. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards, additional obligations or more stringent laws or regulations, including revision in regulations for license/frequency allocation, could have an adverse impact on our business, financial condition, results of operations and prospects.
For example, in some of the markets in which we operate, SIM verification and re-verification initiatives have been implemented. In Pakistan, our subsidiary had to re-verify more than 38 million SIM cards in 2016, with operators blocking all SIM cards that could not be verified, and which resulted in a loss of customers representing approximately 13% of its customer base. Similar actions may be contemplated or introduced in other markets in which we operate. In addition to customer losses, such requirements can result in claims from legitimate customers that are incorrectly blocked, fines, license suspensions and other liabilities for failure to comply with the requirements. To the extent re-verification and/or new verification requirements are imposed in the jurisdictions in which we operate, it could have an adverse impact on our business, financial condition, results of operations and prospects.
In many jurisdictions in which we operate, data localization laws have been adopted which prohibit the collection of certain personal data through servers located outside of the respective jurisdictions. For example, in Russia, telecommunications operators are required to provide information to Russian investigative authorities and gradually install pre-approved equipment to ensure storage of metadata for six months and contents of communications for three years pursuant to Federal Law No 374-FZ (commonly referred to as the Yarovaya laws). Violation of these laws by an operator may result in fines, suspension of activities or license revocation. For more information on the Yarovaya laws, see — “Anti-terror legislation passed in Russia and other jurisdictions could result in additional operating costs and capital expenditures and may harm our business.”
For a discussion of certain regulatory developments and trends and the impact on our business, see Exhibit 99.2 — Regulation of Telecommunications.
We operate in uncertain judicial and regulatory environments.
In many of the emerging market countries where we operate, the application of the laws and regulations of any particular country is frequently unclear and may result in unpredictable outcomes, including:

•
restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for the use of /change to our frequency, receiving regulatory approvals of our tariffs plans and importing and certifying our equipment;

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

We are, and may in the future be, involved in, associated with, or otherwise subject to legal liability in connection with disputes and litigation with regulators, competitors and third parties.
We are party to lawsuits and other legal, regulatory or antitrust proceedings and commercial disputes, the final outcome of which is uncertain and there can be no assurance that we will not be a party to additional proceedings in the future. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any disposition of, these or other proceedings (including any that may be asserted in the future) could harm our reputation and harm our business, financial condition, results of operations, cash flows or prospects. For more information on these disputes, see Note 8 — Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.
In addition, we currently host and provide a wide variety of services and products that enable users to engage in various online activities. The law relating to the liability of providers of these online services and products for the activities of their users is still unsettled in some jurisdictions. Claims may be threatened or brought against us for defamation, negligence, breaches of contract, copyright or trademark infringement, unfair competition, tort, including personal injury, fraud, or other grounds based on the nature and content of information that we use and store. In addition, we may be subject to domestic or international actions alleging that certain content we have generated, user generated content or third-party content that we have made available within our services violates applicable law.
We also offer third-party products, services and content. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting, or providing access to them, even if we do not ourselves host, operate, provide, or provide access to, these products, services or content. Defense of any such actions could be costly and involve significant time and attention of our management and other resources, may result in monetary liabilities or penalties, and may require us to change our business in an adverse manner.
We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA, the SEC Judgment and the Dutch Settlement Agreement, which may be significant.
VEON Ltd. is subject to a deferred prosecution agreement ("DPA") with the U.S. Department of Justice ("DOJ"), a judgment entered by the United States District Court for the Southern District of New York related to an agreement with the SEC (the "SEC Judgment") and a settlement agreement with the OM (the "Dutch Settlement Agreement"). For more information, see Note 8 — Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements. In conjunction with the DPA and pursuant to the SEC Judgment, VEON Ltd. is required to retain, at its own expense, an independent compliance monitor. The independent compliance monitor was appointed in 2016. Pursuant to the DPA and the SEC Judgment, the term of the monitorship will continue into 2019, but may be terminated early or extended, as ultimately determined and approved by the DOJ and the SEC. The monitor will assess and monitor our implementation of an effective compliance program and compliance with the terms of the DPA and the SEC Judgment by evaluating factors such as our corporate compliance program, internal controls, recordkeeping and financial reporting policies and procedures. The monitor may recommend changes to our compliance program, policies, procedures, or internal controls that we must adopt unless they are unduly burdensome or otherwise inadvisable, in which case we may propose alternatives, which the DOJ and the SEC may or may not accept.
VEON Ltd. continues to incur costs in connection with compliance with the DPA, the SEC Judgment and the Dutch Settlement Agreement, including the ongoing obligations relating to the monitorship, costs of legal representation, our obligations to cooperate with the agencies regarding their investigations of other parties and the implementation of changes, if any, to our compliance program, internal controls, policies and procedures required by the monitor. We cannot fully predict the costs that we will incur associated with these matters, which could be significant.
Under the DPA and pursuant to the SEC Judgment, VEON Ltd. has obligations to implement and maintain across its operations a compliance and ethics program designed to prevent and detect violations of the U.S. Foreign Corrupt Practices Act (the “FCPA”) and other applicable anti-corruption laws. As part of its efforts, VEON Ltd. has adopted new or modified existing internal controls, policies, and procedures and must undertake ongoing review of its existing internal controls, policies, and procedures regarding compliance with the FCPA and other applicable anti-corruption laws. Implementation of its compliance and ethics program is ongoing, may continue to take significant management time and resources and remains subject to ongoing internal and external review.

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
Pursuant to the SEC Judgment, VEON Ltd. is permanently enjoined from committing or aiding and abetting any future violations of the anti-fraud, corrupt payments, books and records, reporting and internal control provisions of the federal securities laws and related SEC rules. Failure to comply with this injunction could result in the imposition of civil penalties, a new SEC enforcement action or referral to the DOJ for criminal prosecution, which could result in additional criminal penalties.
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
Similarly, the agreements do not foreclose potential third party or additional shareholder litigation related to these matters. For example, a consolidated class action lawsuit has been filed in a U.S. district court against VEON Ltd. in relation to our prior disclosure regarding our operations in Uzbekistan and relies upon the investigations by the DOJ, SEC and OM. We may incur significant costs in connection with this or future lawsuits. Any collateral investigations, litigation or other government or third party actions resulting from these or other matters could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.
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
We may be exposed to fraud or other misconduct committed by our employees, joint venture partners, representatives, agents, suppliers, customers or other third parties that could subject us to litigation, financial losses and fines or penalties imposed by governmental authorities, as well as affect our reputation. Such misconduct could include, but is not limited to, misappropriating funds, conducting transactions that are outside of authorized limits, engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities, including in exchange for personal benefit or gain or otherwise not complying with applicable laws or our internal policies and procedures. The risk of fraud or other misconduct could increase as we expand certain areas of our business.
We regularly review and update our policies and procedures and internal controls, which are designed to provide reasonable assurance that we and our employees comply with applicable laws and our internal policies. VEON Ltd. issued a Supplier Code of Conduct that we expect our representatives, agents, suppliers and other third parties to follow. In addition, we conduct risk-based training for our employees. However, there can be no assurance that such policies, procedures, internal controls and training will at all times prevent or detect misconduct and protect us from liability for actions of our employees, representatives, agents, suppliers, customers or other third parties.
In addition to legal and financial liability, our reputation may be adversely impacted by association, action or inaction that is perceived by stakeholders or customers to be inappropriate or unethical and not in keeping with the group’s stated purposes and values. This reputational risk may arise in many different ways, including, but not limited to:

•	failure to act in good faith and in accordance with the group’s values, Code of Conduct, other policies and internal standards;

•	failure, real or perceived, to comply with applicable laws or regulations, or association, real or perceived, with illegal activity;

•	failures in corporate governance, management or systems;

•	association with controversial practices, customers, transactions, projects, countries or governments;

•
association with controversial business decisions, including but not limited to, those relating to existing or new products, delivery channels, promotions/advertising, acquisitions, representation, sourcing/supply chain relationships, locations, or treatment of financial transactions; and

•	association with poor employment or human rights practices.
Our Mobile Financial Services ("MFS") offerings are complex and increase our exposure to fraud, money laundering and reputational risk.
The provision of MFS is complex and involves regulatory and compliance requirements. It may involve cash handling, exposing us to risk that our customers engage in fraudulent activities, money laundering or terrorism financing, which in turn could result in potential legal and financial liability and reputational damage. Violations of anti-money laundering laws, know-your-customer requirements or other regulations on our MFS networks could have material adverse effects on our financial condition and results of operations. The regulations governing these services are evolving and, as they develop, regulations could become more onerous, impose additional reporting or controls or limit our flexibility to rapidly deploy new products, which may limit our ability to provide our services efficiently or in the way originally envisioned.
In addition, MFS requires us to process personal consumer data (including, in certain instances, consumer names, addresses, credit and debit card numbers and bank account details) as part of our business, and therefore we must comply with strict data protection and privacy laws. For more information on risks associated with possible unauthorized disclosure of such personal data, see — "We collect and process sensitive customer data, and are therefore subject to an increasing amount of data privacy laws and regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations."
Our MFS business requires us to maintain a certain level of systems availability, and failure to maintain agreed levels of service availability or to reliably process our customers’ transactions due to performance, administrative or technical issues, system interruptions or other failures could result in a loss of revenue, violation of certain local banking regulations, payment of contractual or consequential damages, reputational harm, additional operating expenses to remediate any failures, and exposure to other losses and liabilities.
Our majority stake in an Egyptian public company may expose us to legal and political risk and reputational harm.
Our subsidiary in Egypt, Global Telecom Holding S.A.E. ("GTH"), is a public company listed on the Egyptian Stock Exchange and is therefore subject to corresponding laws and regulations, including laws and regulations for the protection of minority shareholder rights.
GTH is the holding company for our assets in Algeria, Bangladesh and Pakistan. We have experienced and expect to continue to experience the risk of unpredictable and adverse government action and severe delays in obtaining necessary government approvals stemming from the political and economic conditions in Egypt and the inconsistent and unpredictable application of laws and regulations. Furthermore, GTH is, and may in the future be, subject to significant tax claims under existing or new Egyptian tax law and this could expose GTH to increased tax liability, including unfounded or unfair tax claims. For more information on tax claims of the Egyptian authorities, see Note 8 — Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.
On February 10, 2019, we submitted an application to the Egyptian Financial Regulatory Authority to approve a mandatory tender offer (‘‘MTO’’) by VEON Holdings B.V. for the purchase of up to 1,997,639,608 shares of GTH, representing approximately 42.31% of GTH’s issued shares, at a price of EGP 5.30 per share. The MTO will be funded by cash on hand and/or the utilization of undrawn credit facilities.

We operate in a highly regulated industry and are subject to a large variety of laws and extensive regulatory requirements.
As a global telecommunications company that operates in a number of markets, we are subject to different and occasionally conflicting laws and regulations in each of and between the jurisdictions in which we provide services. Mobile, internet, fixed-line, voice, content and data markets are all generally subject to extensive regulatory requirements, including strict licensing regimes, as well as anti-monopoly and consumer protection regulations. The applicable rules are generally subject to different interpretations and the relevant authorities may challenge the positions that we take. As we expand certain areas of our business and provide new services, such as MFS and non-connectivity services, value-added and internet-based services, we may be subject to additional laws and regulations. For more on risks related to MFS, see — "Our Mobile Financial Services ("MFS") offerings are complex and increase our exposure to fraud, money laundering and reputational risk." Regulatory compliance may be costly and involve a significant expenditure of resources, thus negatively affecting our financial condition and results of operations.
Regulations may be especially strict in the markets of those countries in which we are considered to hold a significant market position (Ukraine, Pakistan and Uzbekistan), a dominant market position (Russia and Kazakhstan) or are considered a dominant company (Kyrgyzstan). Our operations in Algeria previously held a significant market player position. In addition, certain of our practices may become subject to regulatory scrutiny from competition or data protection authorities, which may result in fines or other administrative penalties.
Certain regulations may require us to reduce roaming prices and mobile and/or fixed-line termination rates, require us to offer access to our network to other operators, and result in the imposition of fines if we fail to fulfill our service commitments. For example, a regulation in the European Union has decreased end-user roaming charges there. In Russia, the legislator and regulators have compelled operators to reduce roaming prices in Russia and the CIS, and other jurisdictions in which we operate (including Russia, Kyrgyzstan, Kazakhstan, Armenia, Ukraine and Georgia) are considering the regulation of roaming prices, which could negatively impact our roaming margins.
In some countries, we are required to obtain approval for offers and advertising campaigns, which can delay our marketing campaigns and require restructuring of business initiatives. We may also be required to obtain approvals for certain acquisitions, reorganizations or other transactions, and failure to obtain such approvals may impede or harm our business and our ability to expand our operations or divest of non-strategic businesses or assets. Laws and regulations in certain of the jurisdictions in which we operate oblige us to install surveillance, interception and data retention equipment to ensure that our networks are capable of allowing the government to monitor data and voice traffic on our networks. The nature of our business also subjects us to certain regulations regarding open internet access, or net neutrality.
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
For more information on the regulatory environment in which we operate, see Exhibit 99.2 — Regulation of Telecommunications.
We are subject to anti-corruption laws in multiple jurisdictions.
We are subject to a number of anti-corruption laws, including the FCPA in the United States, the Bribery Act in the United Kingdom and the anti-corruption provisions of the Dutch Criminal Code in the Netherlands. Our failure to comply with anti-corruption laws applicable to us could result in penalties, which could harm our reputation and our business, financial condition, results of operations, cash flows or prospects. In addition to other provisions, the FCPA prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business and/or other benefits. The FCPA also requires public companies to maintain accurate books and records and devise a system of sufficient internal controls. We regularly review and update our policies and procedures and internal controls designed to provide reasonable assurance that we and our employees comply with the anti-corruption laws to which we are subject. We attempt to obtain assurances from distributors and other intermediaries, through contractual and other legal obligations, that they also will comply with anti-corruption laws applicable to us. However, these efforts to secure legal commitments are not always successful. There are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. There can be no assurance that such policies or procedures or internal controls will work effectively at all times or protect us against liability under anti-corruption or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire.

We operate in countries which pose elevated risks of corruption. An investigation into allegations of non-compliance or a finding of non-compliance with anti-corruption laws or other laws governing the conduct of business may subject us to administrative and other financial costs, reputational damage, criminal or civil penalties or other remedial measures, which could harm our business, financial condition, results of operations, cash flows or prospects, and may implicate the provisions of the DPA, the SEC Judgment, and the Dutch Settlement Agreement. For additional detail, see "— We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA, the SEC Judgment and the Dutch Settlement Agreement, which may be significant."
New intellectual property laws or regulations may require us to invest substantial resources in compliance or may be unclear.
Current and new intellectual property laws may affect the ability of companies, including us, to protect their innovations and defend against claims of intellectual property rights infringement. The costs of compliance with these laws and regulations are high and are likely to increase in the future. Claims have been, or may be threatened and/or filed against us for intellectual property infringement based on the nature and content in our products and services, or content generated by our users.
Anti-terror legislation passed in Russia and other jurisdictions could result in additional operating costs and capital expenditures and may harm our business.
Federal Law No 374-FZ (commonly referred to as the Yarovaya laws) amended anti-terrorism legislation and imposed certain obligations on communication providers, including, among others, the obligation to store information confirming the fact of receipt, transmission, delivery and/or processing of voice data, text messages, pictures, sounds, video or other communications (i.e., meta-data reflecting these communications) for a period of three years, as well as to store the contents of communications, including voice data, text messages, pictures, sounds, video or other communications for a period of up to six months. This requirement came into force on July 1, 2018. In addition, in accordance with Federal Law No 374-FZ, communication providers are obliged to supply information to the investigation and prosecution authorities about users and any other information “which is necessary for these authorities to achieve their statutory goals,” and to provide to the investigation and prosecution authorities any information and codes necessary to decode the information. In addition, under local law, operators are required to block services for users whose personal data does not correspond to the data registered and stored by the operator. Failure to comply may lead to administrative fines and could impact the effectiveness of our licenses. Most of the provisions of Federal Law No 374-FZ entered into force on July 20, 2016. However, the practical effects of Federal Law No 374-FZ are still unclear, since the implementing legislation does not provide sufficient detail. The implementation and support of measures to comply with the legislation led to substantial investments for the design of our IT systems in Russia, and the purchase of specialized equipment and tools. The Russian authorities require, among other things, the use of specific storage equipment (such as data storage, interception devices, fiberoptic cables and technical platforms). Total expenses may be quantifiable after all technical and administrative measures are completed. Government Decree No 445, dated April 12, 2018, established the progressive order of installation of required storage capacity under the new law. Technical requirements for the data storage systems under the new law are not fully clear and often subject to agreement with the authorities, so in the near future these requirements could necessitate additional investments to be compliant.
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
In Russia, there are a number of laws regulating foreign investment. For example, the Federal Law No. 57-FZ “On the Procedure for Foreign Investments in Business Entities of Strategic Importance for National Defense and State Security” (the “Russian Foreign Investment Law”) limits foreign investment in companies that are deemed to be strategic. Our subsidiary PJSC VimpelCom is deemed to be a strategic enterprise under the Russian Foreign Investment Law. As a result, any acquisition by a foreign investor of direct or indirect control over more than 50% of its voting shares, or 25% in the case of a company controlled by a foreign government and 5% in case the acquirer is from a jurisdiction that does not provide tax information, requires the prior approval of the Government Commission on Control of Foreign Investment in the Russian Federation pursuant to the Russian Foreign Investment Law. The Federal Antimonopoly Service of the Russian Federation, the “FAS”, which administers the application of the Russian Foreign Investment Law, has in the past challenged acquisitions of our shares by foreign investors. In addition, the restrictions stipulated by the Federal Law dated July 27, 2006 No 149-FZ “On the Information, Information Technology and Protection of Information” affect the provision of audio-visual services by foreign entities and local companies with more than 20% of foreign investments or shares. Finally, initial drafts of the implementing regulation for Federal Law 187-FZ “On the security of Russia’s critical information infrastructure” contained provisions limiting the use of foreign contractors. While the final adopted version of this regulation does not contain such limitations, we cannot guarantee that such limitations will not be introduced in the future.
In Kazakhstan, according to the national security law, a foreign company or individuals cannot directly or indirectly own more than a 49% stake in an entity that carries out telecommunications activities as an operator of long-distance or international communications or owns fixed communication lines without the consent of the Kazakhstan government, based on the opinion of Ministry of Information and Communication, as well as the consent of national security authorities. As a result, our ability to obtain financing from foreign investors may be limited, should prior approval be refused, delayed or require foreign investors to comply with certain conditions, which could materially harm our business, financial condition, results of operations, cash flows or prospects. Such laws may also hinder potential business combinations or transactions resulting in a change of control.
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
The occurrence of any of these events could materially harm our ability to build out our networks in accordance with our plans, our ability to retain and attract customers, our reputation and our business, financial condition, results of operations, cash flows or prospects. For more information on our licenses and their related requirements, see Item 4.B — Business Overview.
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
We also regularly receive notices from regulatory authorities in countries in which we operate warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. We have closed base stations on several occasions in order to comply with regulations and notices from regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended and subsequently revoked through court action. Although we look to take all necessary steps to comply with any license violations within the stated time periods, including by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses or permits will not be suspended and not subsequently be revoked in the future. If we are found to operate telecommunications equipment without an applicable license or permit, we could experience a significant disruption in our service or network operation, which could harm our business, financial condition, results of operations, cash flows or prospects.

We collect and process sensitive customer data, and are therefore subject to an increasing amount of data privacy laws and regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations.
We are subject to various, and at times conflicting, data privacy laws and regulations that apply to the collection, use, storage, disclosure and security of personal information that identifies or may be used to identify an individual, such as names and contact information. Many countries have additional laws that regulate the processing, retention and use of communications data (both content and metadata). These laws and regulations are subject to frequent revisions and differing interpretations and are becoming more stringent over time. Many of the jurisdictions where we operate have laws that restrict cross border data transfers unless certain criteria are met and/or are developing or implementing laws on data localization requiring data to be stored locally. These laws may restrict our flexibility to leverage our data and build new, or consolidate existing, technologies, databases and IT systems, limit our ability to use and share personal data, cause us to incur costs or require us to change our business practices in a manner adverse to our business, or conflict with other laws we are subject to, exposing us to regulatory risk. The stringent cross-border transfer rules in certain jurisdictions may also prohibit us from disclosing data to foreign authorities upon their request, which may generate conflicts with foreign authorities in a conflict of law scenario. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices or in conflict with laws applicable to us in other countries in which we operate. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations.
For example, in recent years, U.S. and European lawmakers and regulators have expressed heightened concern over the retention and interception of telecommunications data. The European Union has introduced a new data protection framework, the General Data Protection Regulation (GDPR), which came into effect on May 25, 2018. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal data is processed, certain mandatory contractual provisions, stronger rights for data subjects, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities. The GDPR is applicable to companies that are established in the European Union, or companies that offer goods and services to, or monitor the behavior of, individuals within the European Union. While we believe that the processing of personal data by only a limited number of entities, including our Amsterdam and London offices and central operating entities within the European Union, are subject to GDPR, our operations in other markets may also become subject to this regulation, under certain circumstances, e.g. if such operations involve the offering of goods or services to, or monitoring the behavior of, individuals in the European Union. Our operations in other markets may also become subject to this law, under certain circumstances, if such operations involve the offering of goods or services to, or monitoring the behavior of, individuals in the European Union. There is also a possibility that the law will apply to a larger range of activities than we anticipate, impose more onerous compliance obligations or otherwise have a larger impact on our operations than we expect.
The European Commission has also proposed a draft of the new ePrivacy Regulation on January 10, 2017. The current draft of the ePrivacy Regulation is going through the EU legislative process and is intended to replace the 2002/58 e-Privacy Directive. When it comes into effect, it is expected to regulate the processing of electronic communications data carried out in connection with the provision and the use of publicly available electronic communications services to users in the European Union, regardless of whether the processing itself takes place in the European Union. Unlike the current ePrivacy Directive, the draft ePrivacy Regulation will likely apply to over-the-top service providers as well as traditional telecommunications service providers (including the requirements on data retention and interception and changes to restrictions on the use of traffic and location data). VEON entities established in the European Union which process such electronic communications data are likely to be subject to this regime. The current draft of the ePrivacy Regulation also regulates the retention and interception of communications data as well as the use of location and traffic data for value added services, imposes stricter requirements on electronic marketing, and changes to the requirements for use of tracking technologies like cookies. This could broaden the exposure of our business lines based in the European Union to data protection liability, restrict our ability to leverage our data and increase the costs of running those businesses. The draft also significantly increases penalties.
Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards may result in governmental enforcement actions and investigations, blockage or limitation of our services in the European Union or offered to EU individuals, fines and penalties (for example, of up to 20,000,000 euro or up to 4% of the total worldwide annual turnover of the preceding financial year (whichever is higher) under the GDPR and draft ePrivacy Regulation) and litigation, including third party civil claims. If the third parties we work with violate applicable laws, contractual obligations or suffer a security breach, such violations may also put us in breach of our obligations under privacy laws and regulations and/or could in turn have a material adverse effect on our business. In addition, concerns regarding our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters could result in negative publicity and have an adverse effect on our reputation and business.

In addition, in Russia, we are subject to certain data protection and other laws and regulations that establish different categories of information with different corresponding levels of protection, permitted registration, disclosure and required safeguards. These categories include state secret information and other data, including personal data of our customers and of other persons (such as our employees and third-party supplies and other counter-parties), privacy of communications and information on rendered telecommunications services. In each case, the operators must implement the required level of data protection and cooperate with government authorities on law enforcement disclosures for state secrets and personal data of customers. The ability to disclose certain types of data to affiliates or governmental authorities may be substantially restricted. For a discussion of other telecommunications related data protection related laws and regulations to which we are subject, see Exhibit 99.2 — Regulation of Telecommunications — Sanctions Regimes.
We could be subject to tax claims that could harm our business.
Tax audits in the countries in which we operate are conducted regularly, and the outcomes of which may not be fair or predictable. We have been subject to substantial claims by tax authorities in Russia, Algeria, Egypt, Pakistan, Bangladesh, Ukraine, Kazakhstan, Armenia, Georgia, Uzbekistan, and Kyrgyzstan. These claims have resulted, and future claims may result, in additional payments, including interest, fines and other penalties, to the tax authorities.
Although we are permitted to challenge, in court, the decisions of tax inspectorates, there can be no assurance that we will prevail in our litigation with tax authorities. In addition, there can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles they have claimed against us for prior tax years, or on the basis of different or inconsistent tax principles, that additional taxes, interest, fines and other penalties are owed by us for prior or future tax years, or that the relevant governmental authorities will not decide to initiate a criminal investigation or prosecution, or expand existing criminal investigations or prosecutions, in connection with claims by tax inspectorates, including with respect to individual employees and for prior tax years.
The adverse resolution of these or other tax matters that may arise could harm our business, financial condition and results of operations. For more information regarding tax claims and tax provisions and liabilities and their effects on our financial statements, see Note 8 — Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.
Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.
The tax systems in the markets in which we operate may be unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions, especially in emerging markets in which we operate, where there is significant uncertainty relating to the interpretation and enforcement of tax laws. Any additional tax liability imposed on us by tax authorities in this manner, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities’ interpretations of the respective double tax treaties in effect, could harm our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. For example, Russia has increased value-added tax from 18% to 20% as of January 1, 2019 and introduced a new set of tax rules concerning so called “electronic services” that potentially could affect the tax burden of telecommunications companies. In addition, we may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.
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
The tax laws and regulations in the Netherlands, our current resident state for tax purposes, may be subject to change and there may be changes in the enforcement of tax law. Additionally, European and other tax laws and regulations are complex and subject to varying interpretations. We cannot be sure that our interpretations are accurate or that the responsible tax authority agrees with our views. If our tax positions are challenged by the tax authorities, we could incur additional tax liabilities, which could increase our costs of operations and have a material adverse effect on our business, financial condition or results of operations.
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
In Russia, for example, tax returns remain open and subject to inspection by tax or customs authorities for three calendar years immediately preceding the year in which the decision to conduct an audit is taken. Laws enacted in Russia in recent years increase the likelihood that our tax returns that were reviewed by tax authorities could be subject to further review or audit during or beyond the eligible three-year limitation period by a superior tax authority. In addition, in recent years, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. We have also been the subject of repeat complex and thematic tax audits in Kazakhstan and Kyrgyzstan which, in some instances, have resulted in payments made under protest pending legal challenges and/or to avoid the initiation or continuation of associated criminal proceedings. The outcome of these audits, including where the relevant tax authorities may conclude that we had significantly underpaid taxes relating to earlier periods, could harm our business, financial condition, results of operations, cash flows or prospects.
Geopolitical Risks
Violations of and changes to applicable sanctions and embargo laws may harm our business.
Authorities have imposed significant penalties for companies that fail to comply with the requirements of applicable sanctions and embargo laws and regulations. We are subject to certain sanctions and embargo laws and regulations of the United States, the United Nations, the European Union, and in certain other jurisdictions where we operate. Sanctions and embargo laws and regulations generally establish the scope of their own application, and applications can arise for a number of reasons and can differ greatly by jurisdiction. Such laws and regulations may be expanded, sometimes without notice, in a manner that could materially adversely affect our business, financial condition, results of operations, cash flows or prospects. Notwithstanding our policies and compliance controls, we may be found in the future to be in violation of applicable sanctions and embargo laws, particularly as the scope of such laws may be unclear and subject to discretionary interpretations by regulators, which may change over time. If we fail to comply with applicable sanctions or embargo laws and regulations, we could suffer severe operational, financial or reputational consequences. Moreover, certain of our financing arrangements include representations and covenants requiring compliance with or limitation of activities under sanctions and embargo laws and regulations of additional jurisdictions enumerated in the financing arrangements, as well as mandatory prepayment requirements in the event of a breach thereof. For a discussion of risks related to export and re-export restrictions, see Operational Risks — "We depend on third parties for certain services and products important to our business." For more information on sanctions and embargo laws and regulations applicable to us, see Exhibit 99.2 — Regulation of Telecommunications.
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
Beginning in 2014, in connection with the situation in Russia and Ukraine, the United States, the European Union, and a number of countries have imposed (i) sanctions that block the property of certain designated businesses, organizations and individuals, (ii) sectoral sanctions that prohibit certain types of transactions with specifically designated businesses operating in certain sectors of the Russian economy, currently including the financial services, energy, and defense sectors, and (iii) territorial sanctions restricting investment in and trade with Crimea. The U.S. and EU sanctions target entities owned and/or controlled by designated entities and individuals. Further, under the U.S. sanctions regime, even non-U.S. persons who engage in certain prohibited transactions may be exposed to secondary sanctions, such as the denial of certain privileges, including financing and contracting with U.S. persons or within the United States In addition, the United States and the European Union have implemented certain export control restrictions related to Russia’s energy sector and military capabilities. Ukraine has also enacted sanctions with respect to certain Russian entities and individuals. Russia has responded with countermeasures to such international and Ukrainian restrictions and sanctions, currently including enacting sanctions with respect to certain Ukrainian individuals and entities, limiting the import of certain goods from the United States, the European Union, Ukraine and other countries, imposing visa bans on certain persons, and imposing restrictions on the ability of Russian companies to comply with sanctions imposed by other countries.
Such sanctions, export controls and/or other measures, including sanctions on additional persons or businesses (including vendors, joint venture and business partners, affiliates and financial institutions) imposed by the United States, the European Union, Ukraine, Russia, and/or other countries, could materially adversely affect our business, financial condition, results of operations, cash flows or prospects. We are not able to predict further developments on this issue, including when these measures will cease to be in effect. There also may be additions to the designated persons or business lists or other expansions of the U.S., EU and/or other sanctions that target Russia and restrict dealings related to Crimea in the future. The U.S. government indicated in late 2017 that Crimea-related sanctions will remain in place until Ukraine has full control of the Crimean peninsula; it is possible that these sanctions will be in effect for the foreseeable future. The European Union also has twice extended its sanctions regime related to Crimea, first in June 2018 and then in December 2018.
Additionally, Ukraine assigned a “temporary occupied territories” status to Crimea and a “united forces operation” zone status to certain Eastern Ukraine regions which are currently not under the Ukrainian government’s control, and imposed certain restrictions and prohibitions on trade in goods and services in such territories. Our Ukrainian subsidiary, Kyivstar JSC (“Kyivstar”), shut down its network in Crimea in 2014 as well as its network in certain parts of Eastern Ukraine in 2015 and, in each case, has written off the relevant assets. Under terms of its telecommunications licenses, Kyivstar is obliged to provide services throughout Ukraine. Kyivstar has notified the regulatory authorities that Kyivstar has stopped providing services in these areas and has requested clarification from such authorities regarding telecommunications operations in such areas. Since September 2014, legislation has been in effect in Ukraine that authorizes the cancellation of telecommunications licenses for sanctioned parties. There can be no assurance that the escalation of the current situation will not lead to the cancellation or suspension of, or other actions under, certain or all of our Ukrainian telecommunications licenses, or other sanctions.
Tensions elevated between Russia and Ukraine when a coast guard incident occurred in the Kerch Strait on November 25, 2018. The day after the incident, the Ukrainian Parliament introduced martial law through three steps: (i) declared in 10 regions of the Ukraine bordering Russia, Belarus, and Moldova, (ii) in force for a period of 30 days, and (iii) possible introduction of restricting measuring of certain rights and freedoms of individuals and companies. In response, the United Nations and the European Union called for maximum restraint and de-escalation to reduce tensions through all available peaceful means. Martial law subsequently ended on December 26, 2018. The incident in the Kerch Strait and Ukrainian martial law did not have an immediate effect on the ordinary course of business of Kyivstar, but increased tensions between Russia and Ukraine and the continued imposition of sanctions, including prohibitions and restrictions on conducting business with certain individuals and entities, could have a material adverse effect on our businesses in Ukraine and Russia, which in turn could harm our business, financial condition, results of operations, cash flows or prospects.
The situation in Crimea, the Kerch Strait and Eastern Ukraine has resulted, and may in the future result, in damage or loss of assets, disruption of services, and regulatory issues which has, and may in the future, adversely impact our group. In addition, if there were an extended continuation or further increase in conflict in Crimea, the Kerch Strait and Eastern Ukraine or in the region, it could result in further instability and/or worsening of the overall political and economic situation in Ukraine, Russia, Europe and/or in the global capital markets generally, which could adversely impact our group. Moreover, the instability in Crimea and Eastern Ukraine specifically, and in the region more generally, economic sanctions and related measures, and other geopolitical developments could harm our business, financial condition, results of operations, cash flows or prospects. We could be materially adversely impacted by a decline of the Russian ruble against the U.S. dollar or the euro and the general economic performance of Russia. For example, the Russian ruble could decline against the U.S. dollar and euro, investment in Russia or trade with Russian companies may decrease substantially and the Russian government may experience difficulty raising money through the issuance of debt in the global capital markets. As we derive a significant portion of our revenue from our Russian operations, such measures, if enacted, could have a material adverse impact on our group. For a discussion of our foreign currency risk, see Market Risks — "We are exposed to foreign currency exchange loss and currency fluctuation and translation risks."
Our operations may be adversely affected by potential future sanctions both by the United States and by Russia, fueled by broader foreign policy considerations (e.g., increased tensions related to sanctions in Syria and Venezuela). In Russia, Draft Law No. 464757-7 was adopted in the first reading by the State Duma, but it is expected to undergo significant revision before the second reading is scheduled and following input from industry and business representatives. The draft law imposes two types of crimes: (i) criminal penalties on complying with sanctions against Russia if these actions (or inaction) result in restrictive measures on ordinary economic transactions or transactions by Russian citizens or by the Russian Federation, and (ii) criminal penalties for contributing to the imposition of sanctions against Russian private and public entities. In the United States, if it is determined that the Russian government interfered with a U.S. federal election, the Defending Elections from Threats by Establishing Redlines Act (the “DETER ACT”) of 2018, the Defending American Security from Kremlin Aggression Act ("DASKAA") of 2018, and other draft bills like it, would impose sanctions on a range of Russian persons and entities, including banks, energy companies, defense companies and entities in the intelligence sector, state-owned enterprises, Russian energy projects and sovereign debt, oligarchs, and senior government officials. We could be materially adversely impacted by the imposition of further sanctions. If further restrictions are levied on Russian banks, our existing and future ruble loans could be blocked and may require a change in our repayment terms. The sanctions imposed by the United States and the European Union in connection with the Ukraine crisis so far have had an adverse effect on the Russian economy. Tensions between Russia, the European Union and the United States have further increased recently, and there can be no assurance that the governments of the European Union and United States or other countries will not impose further sanctions on Russia.
Further confrontation in Ukraine and any escalation of tensions between Russia and the United States and/or the European Union related to the imposition of further sanctions, or continued uncertainty regarding the scope thereof, could have a prolonged adverse impact on the Russian economy. These impacts could be more severe than those experienced to date. In particular, should either the United States or the European Union expand their respective sanctions to include our suppliers or other counterparties, such an expansion could result in substantial legal and other compliance costs and risks on our business operations and could have a material adverse impact on our business, financial condition, results of operations or prospects.
For more information on sanctions regimes applicable to us, see Exhibit 99.2 — Regulation of Telecommunications — Sanctions Regimes.
Investors in emerging markets, where our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.
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
Further, the nature of much of the legislation in emerging markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal and regulatory systems in emerging markets, place the enforceability and, possibly, the constitutionality of laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. Any of these factors could affect our ability to enforce our rights under our licenses or our contracts, or to defend our company against claims by other parties.
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
In many countries in which we operate, the physical infrastructure, including transportation networks, power generation and transmission and communications systems, is in poor condition. In some of the countries in which we operate, such as Russia, the public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our customers and will require us to make additional capital expenditures. In addition, some of the markets in which we operate are vulnerable to extreme weather, the occurrence of which could result in disruptions or damage to our networks, or to military conflict that could damage our physical infrastructure, which has occurred for example in Ukraine.
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
In addition, central banks and governments in the markets in which we operate may restrict or prevent international transfers or impose foreign exchange controls or other currency restrictions, which could prevent us from making payments, including the repatriation of dividends and payments to third party suppliers. For more information on currency restrictions, see Note 18 — Financial Risk Management — Liquidity Risks — Currency Control Risks. Furthermore, local banks have limitations on the amounts of loans that they can provide to single borrowers, which could limit the availability of functional currency financing and refinancing of existing borrowings in these countries. There can be no assurance that we will be able to obtain approvals under the foregoing restrictions or limitations, each of which could harm our business, financial condition, cash flows, results of operations and prospects.

Other Risks
A disposition by our largest shareholder of its stake in VEON Ltd. could harm our business.
We derive benefits and resources from the participation of our largest shareholder, L1T VIP Holdings S.à r.l. (“LetterOne”), in our company such as industry expertise, management oversight and business acumen. Historically, we derived the same benefits from Telenor ASA (“Telenor”), which, announced in October 2015 its intention to fully divest its interest in VEON Ltd. ADSs, subject to market conditions. For additional information on Telenor's divestment, see Item 7.A — Major Shareholders — Telenor Divestment. Should LetterOne undertake a divestment of its stake, we would be deprived of those benefits, which could harm our business, financial condition, results of operations, cash flows or prospects.
Our largest shareholder may pursue diverse development strategies, which may hinder our ability to expand or compete in certain regions.
LetterOne is VEON Ltd.’s largest shareholder, beneficially owning approximately 47.9% of our issued and outstanding shares as of March 1, 2019. In addition, LetterOne is the holder of the depositary receipts issued by Stichting Administratiekantoor Mobile Telecommunications Investor (“Stichting”), which represents an additional 8.3% of VEON Ltd.’s issued and outstanding shares as of March 1, 2019, and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the common shares represented by the depositary receipts. Stichting, however, has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion, in accordance with the Conditions of Administration and Stichting’s articles of association. For more information, see Item 7.A — Major Shareholders.
As a result, LetterOne has some ability to influence the outcome of matters submitted to our shareholders for approval and, through our cumulative voting procedures, the election of members to our board or, alternatively, could enter into a shareholders’ or similar agreement impacting the composition of our board. A new board could take corporate actions or block corporate decisions by VEON Ltd. with respect to capital structure, financings, dispositions, acquisitions and commercial transactions that might not be in the best interest of the minority shareholders or other security holders.
At various times our shareholders, including LetterOne and Telenor, have had different strategies from us and from one another and have engaged in litigation against one another and our company with respect to disagreements over strategy. We understand that LetterOne has a minority interest in companies that compete with our subsidiary in Ukraine. In addition, we understand that Telenor has subsidiaries that compete with our subsidiaries in Pakistan and Bangladesh.
It is possible that we will compete with LetterOne and/or Telenor in other markets in the future.
We may be adversely impacted by work stoppages and other labor matters.
Although we consider our relations with our employees to be generally good, there can be no assurance that our operations will not be impacted by unionization efforts, strikes or other types of labor disputes or disruptions. For instance, employee dissatisfaction or labor disputes could result from the implementation of internal operational and team adjustments (which have recently included redundancies in our Amsterdam and London offices) necessary to implement our new operating model as part of our continued strategy and efforts to further reduce corporate costs. We may also experience strikes or other labor disputes or disruptions in connection with social unrest or political events. See “—Geopolitical Risks” for a discussion of our employees represented by works councils, unions or collective bargaining agreements, see Item 6.D — Directors, Senior Management and Employees — Employees. The ability to work can also be impacted due to natural disasters, civil unrest or security breaches/threats, making access to work places and management of systems difficult. Furthermore, work stoppages or slow-downs experienced by our customers or suppliers could result in lower demand for our services and products. In the event that we, or one or more of our customers or suppliers, experience a labor dispute or disruption, it could result in increased costs, negative media attention and political controversy, and harm our business, financial condition, results of operations, cash flows or prospects.
Adoption of new accounting standards could affect reported results and financial position.
Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Accounting standardization bodies and other authorities may change accounting regulations that govern the preparation and presentation of our financial statements. Those changes could have a significant impact on the way we account for certain operations and present our financial position and operating income. In some instances, a modified standard or a new requirement with retroactive nature may have to be implemented, which requires us to restate previous financial statements.

For example, effective on January 1, 2019, IFRS 16 replaced the IAS 17 Leases. The new lease standard requires assets leased by us to be recognized on our statement of financial position with a corresponding lease liability. The impact on our 2019 income statement will depend on the development in our lease portfolio throughout 2019, foreign exchange rates, and discount rates that are used to discount future lease payments. The expected impact on our 2019 income statement is projected to be an increase of approximately US$450 million in EBITDA and a decrease of approximately US$100 million in profit before tax. The expected impact on our 2019 statement of cash flows is projected to be an increase of approximately US$300 million in operating cash flow and a decrease of approximately US$300 million in financing cash flow. For more information on the impact of IFRS on our Audited Consolidated Financial Statements and on the implementation of new standards and interpretations issued, see Item 5 — Operating and Financial Review and Prospects — Key Developments During 2018 and Note 25 — Significant Accounting Policies to our Audited Consolidated Financial Statements.
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
Our ADS price may be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders of our ADSs may not be able to sell their ADSs at or above the price at which they purchase our ADSs. The market price for our ADSs may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	the issuance of new shares or the perception that such issuances could occur;

•	regulatory developments in the foreign countries where we operate;

•	developments or disputes concerning licenses or other proprietary rights;

•	the recruitment or departure of key personnel;

•	quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the industries in which we compete and issuance of new or changed securities analysts’ reports or recommendations;

•	the failure of securities analysts to cover our shares or changes in financial estimates by analysts;

•	investor perception of our company and of the industry in which we compete; and

•	general economic, political and market conditions.
Telenor's delivery of VEON Ltd. ADSs in full or partial redemption of the exchangeable bonds, which mature in September 2019 (see Item 7.B. — Related Party Transactions — Related Party Transactions — Major Shareholders and their Affiliates — Telenor East), or bondholder exchanges of these exchangeable bonds for ADSs, or any sale by Telenor of VEON Ltd. ADSs may negatively affect the market for VEON Ltd.’s ADSs. The sale of any VEON Ltd. ADSs on the public markets or the perception that such sales may occur, commonly called “market overhang,” may adversely affect the market for, and the market price of, VEON Ltd.’s ADSs.
Various factors may hinder the declaration and payment of dividends.
The payment of dividends is subject to the discretion of VEON Ltd.’s board and VEON Ltd.’s assets consist primarily of investments in its operating subsidiaries. For the financial year ended December 31, 2018, we paid a dividend in the aggregate amount of US$0.29 per share, comprised of a dividend of US$0.12 per share having a record date of August 14, 2018 and paid on August 21, 2018, and a dividend of US$0.17 per share having a record date of March 8, 2019 and a payment date of March 20, 2019. Various factors may cause the board to determine not to pay dividends or not to increase dividends from current levels. Such factors include VEON Ltd.’s financial condition, its earnings and equity free cash flow, the movement of the US dollar against VEON's local currencies, its leverage, its capital requirements, contractual restrictions, legal proceedings and other such factors as VEON Ltd.’s board may consider relevant. For more information on our policy regarding dividends, see Item 8.A — Consolidated Statements and Other Financial Information — Policy on Dividend Distributions and Operational Risks — "As a

holding company, VEON Ltd. depends on the performance of its subsidiaries and their ability to pay dividends, and may therefore be affected by changes in exchange controls and currency restrictions in the countries in which its subsidiaries operate.”
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
VEON Ltd. is a Bermuda company governed by Bermuda law, which may affect your rights as a shareholder or holder of ADSs, including your ability to enforce civil liabilities under U.S. securities laws.
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
Our ADSs are listed on the NASDAQ Global Select Market; however, as a Bermuda company, we are permitted to follow “home country practice” in lieu of certain corporate governance provisions under the NASDAQ listing rules that are applicable to a U.S. company. Accordingly, VEON’s shareholders do not have the same protections as are afforded to shareholders of companies that are subject to all of NASDAQ's corporate governance requirements. The primary difference between our corporate governance practices and the NASDAQ rules relates to NASDAQ listing rule 5605(b)(1), which provides that each U.S. company listed on Nasdaq must have a majority of independent directors, as defined in the NASDAQ rules. Bermuda law does not require that we have a majority of independent directors. Although our Board has determined that a majority of its members are independent, as a foreign private issuer, we are exempt from complying with this NASDAQ requirement. For more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ listing rules, see Item 16.G — Corporate Governance.

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
We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Based on a review of our register of members maintained in Bermuda, as of March 8, 2019, 69.9% of our issued and outstanding common shares were held of record by BNY (Nominees) Limited in the United Kingdom and 30.1% by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. in the Netherlands. As of March 8, 2019, 22 record holders of VEON Ltd.’s ADRs, holding an aggregate of 503,049,489 common shares (representing approximately 28.64% of VEON Ltd.’s issued and outstanding shares), were listed as having addresses in the United States. The regulatory and compliance costs to us under U.S. securities laws under such event may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON provides more than 210 million customers with voice, fixed broadband, data and digital services. VEON currently offers services to customers in 10 countries: Russia, Pakistan, Algeria, Uzbekistan, Ukraine, Bangladesh, Kazakhstan, Kyrgyzstan, Armenia and Georgia. VEON’s reportable segments currently consist of the following seven segments: Russia; Pakistan; Algeria; Bangladesh; Ukraine; Uzbekistan; and HQ (transactions related to management activities within the group in Amsterdam and London). We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands. As of December 31, 2018, we had 46,132 employees. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see Item 5 — Operating and Financial Review and Prospects.
Our predecessor PJSC VimpelCom (formerly OJSC “VimpelCom”) was founded in 1992. In 1996, we listed on the New York Stock Exchange, where we remained listed until 2013 when we moved our listing to the NASDAQ Global Select Market. In March 2017, VimpelCom rebranded to VEON and on April 4, 2017, VEON began trading its ordinary shares on Euronext Amsterdam.
In the early 2000s, we began an expansion into the Commonwealth of Independent States (CIS) by acquiring local operators or entering into joint ventures with local partners, including, but not limited to, in Kazakhstan (2004), Ukraine (2005), Uzbekistan (2006), Georgia (2006) and Armenia (2006). In 2009 and 2010, PJSC VimpelCom and Ukrainian mobile operator,

Kyivstar, combined to create our current company and established our headquarters in Amsterdam. Our expansion efforts have included transactions involving operations outside of CIS. In 2011, we completed the acquisition of Wind Telecom S.p.A., an international provider of mobile and fixed-line telecommunications and internet services with operations in a number of countries including Italy, Algeria, Bangladesh and Pakistan. On July 1, 2016, Pakistan Mobile Communications Limited (“PMCL”) merged with Warid Telecom Pakistan LLC (“Warid”), which resulted in the merger of our telecommunications businesses in Pakistan (a transaction we refer to as the “Pakistan Merger” in this Annual Report on Form 20-F).
In November 2016, the group combined its Italian mobile telecommunications business with that of CK Hutchison Holdings Ltd. in a joint venture company named Wind Tre. In July 2018, the group announced the sale of its 50% stake in Wind Tre to CK Hutchison Holdings Ltd. and an offer to acquire certain assets from GTH, a subsidiary of VEON which consolidates the group's operations in Algeria, Bangladesh and Pakistan. The sale of Wind Tre was completed in September 2018. In October 2018, our offer to acquire certain assets of GTH was withdrawn in light of events surrounding the Pakistani Rupee and the reaction to the offer by GTH minority shareholders, which suggested that approval would not have been forthcoming. Our endeavors to acquire the assets of GTH are still ongoing as evidenced by our submission of an application to the Egyptian Financial Regulatory Authority on February 10, 2019, to approve a mandatory tender offer ("MTO") by VEON Holdings B.V. for the purchase of up to 1,997,639,608 shares of GTH, representing approximately 42.31% of GTH’s issued shares, at a price of EGP 5.30 per share. The MTO will be funded by cash on hand and/or the utilization of undrawn credit facilities. For additional information on the MTO, see Note 23 — Events After the Reporting Period. In July 2018, the group set four immediate strategic priorities: to simplify the group’s structure, increase its operational focus on emerging markets, strengthen the group’s balance sheet and support the company’s current dividend policy. These two recent transactions represent important steps towards the group's strategic priorities.
Since 2016, the group has focused on investing in and deploying new digital capabilities to ensure that our customers can interact with us online and access new digital services, with the aim of ultimately increasing customer satisfaction while potentially realizing higher revenues and a lower cost structure for our business. At the core of this initiative are new IT platforms that are enabling our networks to become increasingly more virtualized, software defined, intelligent and dynamic. We are continuously future proofing our networks to prepare them for data growth and for new technologies, such as 5G. In addition, we currently in the process of re-engineering our internal administrative systems and back-office processes in order to make our operations more efficient and lean.
In February 2019, we made the decision to stop investing in the VEON platform, an early-stage digital interface for our customers that was deployed in certain markets and from which VEON took its name when it rebranded from VimpelCom in February 2017. This decision will enable us to redirect investment into a growing ecosystem of local digital services that will allow our customers to both self-manage their accounts and secure access to new digital services, including media streaming and mobile financial services ("MFS").
As part of our initiative to digitize our core telecommunications business, we intend to continue focusing on increasing our capital investment efficiency, including with respect to our IT, network, and distribution costs. We have secured network sharing agreements and intend to maintain our focus on achieving an asset-light business model in certain markets, where we own only the core assets needed to operate our business. For further information on our capital expenditures, see Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Future Liquidity and Capital Requirements. We anticipate that we will finance the investments with operational cash flow, cash on our balance sheet and external financing. For more information on our recent developments, see Item 5 — Operating and Financial Review and Prospects — Key Developments During 2018.
VEON Ltd. is an exempted company limited by shares registered under the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), on June 5, 2009, and our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. Our headquarters are located at Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands. Our telephone number is +31 20 797 7200. VEON Ltd. is registered with the Dutch Trade Register (registration number 34374835) as a company formally registered abroad (formeel buitenlandse kapitaalvennootschap), as this term is referred to in the Dutch Companies Formally Registered Abroad Act (Wet op de formeel buitenlandse vennootschappen), which means that we are deemed a Dutch resident company for tax purposes in accordance with applicable Dutch tax regulations. Our website is www.veon.com. The information presented on our website is not part of this Annual Report on Form 20-F.
Our legal representative in the United States is Puglisi & Associates, 850 Library Ave, Suite 204, Newark, DE 19711 (+1 (30) 738 6680). Our agent for service of process in the United States is CT Corporation, 11 Eighth Avenue, New York, NY 10011 (+1 (212) 894 8400). In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be accessed over the interest at http://www.sec.gov.
B. Business overview

Business Units and Reportable Segments
VEON Ltd. is the holding company for a number of operating subsidiaries and holding companies in various jurisdictions. We currently operate and manage VEON on a geographical basis. These segments are based on the different economic environments and varied stages of development across the geographical markets we serve, each of which requires different investment and marketing strategies. Our reportable segments currently consist of the following seven segments: Russia; Pakistan; Algeria; Bangladesh; Ukraine; Uzbekistan; and HQ (transactions related to management activities within the group in Amsterdam and London). “Others” represents our operations in Kazakhstan, Kyrgyzstan, Armenia, and Georgia as well as intercompany eliminations and costs relating to centrally managed operations monitored outside of VEON’s headquarters. For more information on our reportable segments, see Item 5 — Operating and Financial Review and Prospects — Reportable Segments and Note 2 — Segment Information to our Audited Consolidated Financial Statements.
Subsidiaries
The table below sets forth our significant subsidiaries as of December 31, 2018. The equity interest presented represents our ownership interest, direct and indirect. Our percentage ownership interest is identical to our voting power for each of the subsidiaries listed below.

Name of significant subsidiary	Country of incorporation	Nature of subsidiary	Percentage of ownership interest

VEON Amsterdam B.V.	Netherlands	Holding	100%
VEON Holdings B.V.	Netherlands	Holding	100%
PJSC VimpelCom	Russia	Operating	100%
JSC “Kyivstar”	Ukraine	Operating	100%
LLP “KaR-Tel”	Kazakhstan	Operating	75%
LLC “Unitel”	Uzbekistan	Operating	100%
LLC “VEON Georgia”	Georgia	Operating	80%
CJSC “VEON Armenia”	Armenia	Operating	100%
LLC “Sky Mobile”	Kyrgyzstan	Operating	50%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100%
Global Telecom Holding S.A.E	Egypt	Holding	58%
Omnium Telecom Algérie S.p.A.*	Algeria	Holding	26%
Optimum Telecom Algeria S.p.A.*	Algeria	Operating	26%
Pakistan Mobile Communications Limited	Pakistan	Operating	49%
Banglalink Digital Communications Limited	Bangladesh	Operating	58%
* The Group has concluded that it controls Omnium Telecom Algérie S.p.A, Optimum Telecom Algeria S.p.A and Pakistan Mobile Communications Limited even though its subsidiary, Global Telecom Holding S.A.E. owns less than 50% of the ordinary shares. This is because the Company can exercise operational control through the terms of a shareholders’ agreement.

VEON, through its operating companies, provides customers with mobile and fixed-line telecommunications services in certain markets, which are described more fully below.
Our mobile and fixed-line businesses are dependent on interconnection services. The table below presents the primary interconnection agreements that we have with mobile and fixed-line operators in Russia, Pakistan, Algeria, Bangladesh, Ukraine and Uzbekistan:

Russia
We have interconnection agreements with mobile and fixed-line operators in Russia. During 2018, we had the following MTRs in Russia: average cost per minute of national traffic 0.9258 RUB (US$ 0.0148) and average price per minute of national traffic 0.9750 RUB (US$ 0.0155), which were broadly stable as compared to the 2017 and 2016 historical periods.

Pakistan
In the territories of Pakistan and Azad Jammu and Kashmir (“AJK”) and Gilgit-Baltistan, we have several interconnection agreements with mobile and fixed-line operators. Our MTRs in 2018, at PKR 0.9 (US$0.0074), were the same as in 2017 and 2016 historical periods.

Algeria
We have interconnection agreements with mobile, VoIP and fixed-line operators. For the 2016-2017 period, the evolution of MTRs was favorable to our business despite an asymmetry with our competitors. For the 2017-2018 period, our MTR remained stable and the asymmetry was reduced both in scope (with one competitor instead of two benefitting from the asymmetry) and in value (the gap between MTRs was reduced). Furthermore, in the reference interconnection offer approved for the 2018-2019 period and introduced on November 1, 2018, the ARPCE imposed symmetrical MTRs for all three operators both for voice and SMS (respectively 0.95 DA for voice and 1.5 for SMS). These new rates are aligned with the ones Djezzy had in previous years.

Bangladesh
We have interconnection agreements with ICX, IGW, mobile operators, IPTSP and fixed-line operators. For international incoming calls, MTR in 2018 was reduced to BDT 0.14 (US$0.0017) as compared to the 2017 and 2016 historical periods. The international termination rate was changed, effective February 22, 2018, after which the maximum and minimum termination rates became US$ 0.025/min and US$ 0.0175/min, respectively. Revenue share is done on the minimum termination rate while respective MNO gets 22.5% of that amount. The domestic termination rate has been changed to BDT 0.14/min or US$0.0017/min (terminating MNO gets BDT 0.10 (US$0.0012) and ICX gets BDT 0.04 (US$0.0005)), effective August 14, 2018.

Ukraine
We have interconnection agreements with mobile and fixed-line operators. The rates in 2018 for termination of national traffic to a mobile network and a fixed network on an intercity level remained at level of the 2017 at 0.15 UAH/min (US$0.0055/min) and decreased compared to 2016 0.23 UAH/min (US$0.0090/min) historical periods.

Uzbekistan
We have interconnection agreements with mobile and fixed-line operators. Historically, MTR with state operator Uzmobile and small CDMA operator Perfectum was UZS 0.05, while MTR between other operators (UMS, Beeline, Ucell) was US$0.01. On September 5, 2017, the State Committee of Uzbekistan on Privatization, Demonopolization and Development of Competition (“State Committee of Uzbekistan”) issued an injunction requiring Unitel LLC to implement equal mobile termination rates for all national operators. Unitel LLC appealed this injunction and on January 15, 2018, the appellate division of the Tashkent administrative court ruled in favor of the State Committee of Uzbekistan. During 2018, Unitel LLC was engaged in discussions with the State Committee of Uzbekistan, other relevant regulators and national operators regarding the implementation of the injunction. Unitel LLC was also involved in litigation with UMS and Ucell in relation to unpaid mobile termination rates The courts supported Ucell and UMS, and through the course of 2018, MTR in the amount of UZS 0.05 was established by court decisions, applicable to UMS from September 1, 2017 (retroactively) and applicable to Ucell from September 11, 2018.

Description of Our Mobile Telecommunications Business
The table below presents the primary mobile telecommunications services we offer to our customers and a breakdown of prepaid and postpaid subscriptions as of December 31, 2018.

Mobile Service Description	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	Others(3)
Value added and call completion services (1)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
National and international roaming services(2)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Wireless Internet access	Yes	Yes	Yes	Yes	Yes(4)	Yes	Yes
Mobile financial services	Yes	Yes	Yes	Yes	Yes(5)	Yes	No/Yes(7)
Mobile bundles	Yes	Yes	Yes	Yes	Yes	Yes	Yes(6)

(1)	Value added services include messaging services, content/infotainment services, data access services, location based services, media, and content delivery channels.

(2)
Access to both national and international roaming services allows our customers and customers of other mobile operators to receive and make international, local and long-distance calls while outside of their home network.

(3)	For a description of the mobile services we offer in Kazakhstan, Kyrgyzstan, Armenia, and Georgia, see “—Mobile Business in Others.”

(4)	Includes 4G

(5)	Includes Smart Money (payment method for services via mobile phone)

(6)	Reflects mobile bundles provided in Armenia.

(7)	Reflects services offered in Armenia.

Mobile Business in Russia
In Russia, through our operating company PJSC VimpelCom and our “Beeline” brand, we primarily offer mobile telecommunications services to our customers under two types of payment plans: postpaid plans and prepaid plans. As of December 31, 2018, approximately 87.7% of our customers in Russia were on prepaid plans.
The table below presents a description of the primary mobile telecommunications services we offer in Russia.

Voice
• airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
Internet and Data Access
• GPRS/EDGE; 3G/HSPA; 4G/LTE; special wireless “Plug&Play” USB modems
Roaming
•
active roaming agreements with 704 GSM networks in 215 countries
•
GPRS roaming with 515 networks in 187 countries
•
4G/LTE roaming with 245 networks in 117 countries
•
roaming agreements generally state that the host operator bills PJSC VimpelCom for roaming services; PJSC VimpelCom pays these charges and then bills the customer for these services on a monthly basis

VAS
• caller-ID; voicemail; call forwarding; conference calling; call blocking and call waiting
Messaging
• SMS (consumer and corporate); MMS and voice messaging (allows customers to send pictures, audio and video to mobile phones and to e-mails); mobile instant messaging
Content/infotainment
•    voice services (including referral services); content downloadable to telephone (including music, pictures, games and video); RBT; mobile cloud solutions; geo-positioning and compass service for fleet and assets management; and M2M control center solution for all M2M/IoT verticals

Mobile financial services
• Mobile payment; banking card; trusted payment; banks notification; and mobile insurance

The table below presents a description of business licenses relevant to our mobile business in Russia. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
Super-regional GSM (GSM900, GSM1800, GSM900/1800, UMTS 900 and 4G/LTE 1800 standards)	Moscow, Central and Central Black Earth, North Caucasus, North-West, Siberia, Ural and Volga	September 2022- April 2023 (various dates)
GSM(1) (GSM900, GSM1800, GSM900/1800 and 4G/LTE 1800 standards)	Regions in the Far East super-region of Russia	2019 - 2025 (various dates)
	Orenburg region	June 2020
3G(2) (UMTS/LTE)	Nationwide	May 2022
4G(3) (LTE)	Nationwide(4)	July 2022
4G/LTE 2600	32 districts of Russia	April 2026

(1)	In total, our GSM licenses cover approximately 97% of Russia’s population.

(2)	PJSC VimpelCom holds one of three 3G licenses in Russia.

(3)
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

(4)	This includes 83 regions of Russia, except for Republic of Crimea and Sevastopol.

LICENSE FEES
PJSC VimpelCom must pay an annual fee for the use of radio frequency spectrum. These fees were RUB 5,508 million and RUB 4,288 million for the years ended December 31, 2018 and 2017, respectively. Under Federal Law No. 126 FZ “On Communication” and license terms, PJSC VimpelCom is required to make universal service fund contributions in the amount equal to 1.2% of corporate revenues from provided communications services. Universal service fund contributions were RUB 2,404 million and RUB 2,369 million for the years ended December 31, 2018 and 2017, respectively. PJSC VimpelCom is also subject to certain other license fees on a case-by-case basis.

Mobile bundles
Tiered data-plans provide smartphone customers with data, voice and SMS packages. In 2018, we continued to focus on a new simplified tariff portfolio with competitive prices in combination with transparent services. We provide a Shared Everything Bundle Service, offering the option of multiple SIM cards for one account, and an “all in one” FMC proposal for B2C prepaid customers, combining FTTB internet, IPTV and mobile services into one bundle. Beeline Business offers FMC services to corporate clients providing use of their mobile phone as an extension of their PBX. We provide these services throughout Russia. We terminated intranet roaming in Russia and launched new line bundles with unlimited calls among clients of the new line All is Mine and All in One, with unlimited access to social networks and with a price plan option to convert minutes and SMS, included in bundle package, to gigabytes and vice versa. Due to the market tendency to ease access to the internet in bundle packages, we also launched an unlimited bundle plan with unlimited traffic of mobile internet, minutes and SMS and an option to share the traffic of mobile internet with other devices via a connection to a mobile hotspot (via Wi-Fi).
Distribution
In August 2018, the integration of Euroset stores was completed with 1,540 Euroset stores being integrated and rebranded into Beeline monobrand stores, making us the second largest owner of monobrand stores in the Russian market. The number of owned retail monobrand stores was 3,073 as of December 31, 2018, as compared to 1,605 as of December 31, 2017. As of December 31, 2018, the number of franchise stores was 1,761, compared to 2,084 as of December 31, 2017. As of December 31, 2018, we had 143 “Know How” stores, compared to 142 as at December 31, 2017.
The increase in the number of our own stores also allowed us to increase the monobrand share in sales up to 50% as of December 31, 2018 (27% as of December 31, 2017). We continue to develop cooperation with other companies and have opened coffee shops, ATMs and post offices in our offices.
In addition, one of the main drivers of distribution development in 2018 was the development of financial services.
    In 2018, we significantly increased the availability of call center live agents to our clients, simplified a number of service procedures and business processes and improved overall customer care operational efficiency. Several initiatives were taken to transfer requests of our customers from traditional voice channels to digitalized text and self-service channels. Our mobile self-service application for iOS and Android has been downloaded over 9.7 million times in 2018, and the monthly active base reached over 5 million active customers per month, as of December 31, 2018. We continued to develop ChatBot, a software robot that converses in natural language, provides necessary information and answers clients’ questions like a call center operator in our mobile application and website, that helped us to automate up to 65% of clients’ requests. In 2018, we launched Voice Speech Recognition in IVR, a software that automatically allows the IVR system to understand inbound voice calls and smartly route clients’ requests to the right menu, that helped us to increase automation by 3 p.p. We expect to continue project roll out in 2019. The Beeline brand continued to enhance customer service to improve its net promoter score and to reduce its contact rate, an indicator that correlates contact numbers and customer base size. For more information on the Euroset integration, see Item 7.B — Related Party Transactions — Joint Ventures and Associates — Euroset.
Competition
The following table shows our and our primary mobile competitors’ respective customer numbers in Russia as of December 31, 2018:

Operator	Customers in Russia (in millions)
MTS	71.2
MegaFon	68.6
PJSC VimpelCom	52.7
Tele2	42.0

Source: Analysys Mason.

According to Analysys Mason, there were approximately 237 million mobile customers in Russia as of December 31, 2018, compared to 242.2 million mobile customers as of December 31, 2017, representing a mobile penetration rate of approximately 161.3% as of December 31, 2018, compared to approximately 164.7% as of December 31, 2017.
Mobile Business in Pakistan
In Pakistan, 3G is growing fast following its launch in 2014, as well as 4G/LTE following its launch in 2017. We operate in Pakistan through our operating company, PMCL and our brand, “Jazz,” which is the historic Mobilink brand together with the merged Warid brand. In 2018, PMCL provided 3G services in over 300 towns and cities and 4G/LTE services in 149 cities.
In Pakistan, we offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2018, approximately 96.7% of our customers in Pakistan were on prepaid plans.
The table below presents the primary mobile telecommunications services we offer in Pakistan.

Voice
• airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
Internet and data access
• GPRS, EDGE, 3G and 4G/LTE
Roaming
•    active roaming agreements with 315 GSM networks in 155 countries
•    GPRS roaming with 235 networks in 116 countries
•    CAMEL roaming through 109 networks in 67 countries
•    roaming agreements generally state that the host operator bills PMCL for the roaming services; PMCL pays these charges and then bills the customer for these services on a monthly basis

VAS
• caller-ID; voicemail; call forwarding; conference calling; call blocking and call waiting
Messaging
• SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail), and mobile instant messaging
Content/infotainment
• music; live audio streaming; infotainment services for religious, sports, comedy, quotes, news, weather and other content; RBT and IVR Chat
Mobile financial services
• mobile payment; banking card; trusted payment; banks notification; and mobile insurance

The table below presents a description of business licenses relevant to our mobile business in Pakistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License(1)(2)	Expiration
2G(3)	Nationwide	2022
	Nationwide	2019
3G	Nationwide	2029
4G/LTE (NGMS)	Nationwide	2032
	Nationwide	2019

(1)
Warid (now merged with Jazz) acquired a 15-year technology neutral license in 2004 for US$291 million. US$145.5 million was paid upfront with the remainder paid in ten equal annual installments starting with a four-year grace period, with the last payment made May 2018.  The same 2G license was amended in December 2014 by PTA to allow Warid to provide 4G/LTE services in Pakistan. Additionally, the National Accountability Bureau is currently conducting an investigation into certain former PTA and other officials, and have requested information from Jazz concerning Warid’s 2014 license amendment.  This license is up for renewal in May 2019 and subject to the successful completion of the renewal process under a forthcoming policy directive and license renewal framework to be provided by the PTA.

(2)
In addition, PMCL and its subsidiaries have other licenses, including LDI, WLL, local loop licenses, licenses to provide non-voice communication services, and licenses to provide class VAS in Pakistan, AJK and Gilgit-Baltistan. The licensees must also pay annual fees (0.5%) to the PTA and make universal service fund contributions (1.5%) and/or research and development fund contributions (0.5%), as applicable, in a total amount equal to a percentage of the licensees’ annual gross revenues (less certain allowed deductions) for such services.

(3)
In 2007, PMCL renewed its 2G license for a further term of 15 years. As of December 31, 2018, PMCL had a balance of US$14.5 million to be paid to the PTA for the renewal of its 2G license. Such amount is payable in yearly installments of US$14.5 million, payable in December of each year, until December 2019. PMCL has two 15-year licenses for provision of cellular mobile 2G services in AJK and Gilgit-Baltistan.

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
PMCL’s total license fees (annual license fees plus revenue sharing) in Pakistan (excluding the yearly installments noted above) were US$26.9 million, US$26.7 million, and US$27.1 million for the years ended December 31, 2018, 2017 and 2016, respectively. PMCL’s total spectrum administrative fee payments, including for Warid’s spectrum, were US$1.9 million, US$1.5 million, and US$1.0 million for the years ended December 31, 2018, 2017, and 2016, respectively.

Mobile bundles
We offer bundled offers on 2G, 3G and 4G/LTE. We continue to focus on a technology agnostic mobile internet portfolio, meaning same pricing across 2G, 3G and 4G/LTE technologies. Apart from pure internet bundles, we also provide hybrid bundles, which include voice and SMS and can be individually created according to customer needs.
Distribution
In Pakistan, we offer a portfolio of tariffs and products designed to cater to the needs of specific market segments, including mass-market customers, youth customers, personal contract customers, SOHOs (with one to five employees), SMEs (with six to 50 employees) and enterprises (with more than 50 employees). We offer corporate customers several postpaid plan bundles, which include on-net minutes, variable discounts for closed user groups and follow-up minutes based on bundle commitment. As of December 31, 2018, our sales channels in Pakistan included one company store, 19 business centers, a direct sales force of 602 employees looking after indirect sales channels, 403 exclusive franchise stores currently active and additional 104 monobrands outlets and over 215,000 non-exclusive third-party retailers. For top-up, we offer prepaid scratch cards and electronic recharge options, which are distributed through the same channels. Jazz brand SIMs are sold through more than 36,000 retailers, supported by biometric verification devices.
Competition
The following table shows our and our competitors’ respective customer numbers in Pakistan as of December 31, 2018:

Operator	Customers in Pakistan (in millions)
PMCL (“Jazz”)	56.2
Telenor Pakistan	43.8
Zong	32.4
Ufone	21.6

Source: The Pakistan Telecommunications Authority.
According to the PTA, there were approximately 154.0 million mobile customers in Pakistan as of December 31, 2018, compared to 144.5 million mobile customers as of December 31, 2017, representing a mobile penetration rate of approximately 74.5% compared to 70.8% as of December 31, 2017.
Mobile Business in Algeria
We operate in Algeria through our operating company, Optimum, and our brand, “Djezzy.” Optimum provides 4G/LTE services in Algeria in 28 provinces (out of 48 wilayas (provinces)) across the country, including Algiers, and the largest provinces in terms of population. In Algeria, we generally offer our customers mobile telecommunications services under prepaid and postpaid plans. As of December 31, 2018, prepaid, postpaid and hybrid (a monthly fee with recharge possibility) customers represented approximately 93%, 1% and 6%, respectively, of our customers in Algeria.
With respect to ownership of Omnium Telecom Algérie S.p.A. (“OTA”), GTH holds a controlling interest of 45.57% directly and indirectly through Oratel International Inc. Limited and Moga Holding Limited. The Algerian National Investment Fund holds 51% directly in OTA and a local minority shareholder, Cevital S.p.A., holds directly the remaining 3.43%. The establishment of this partnership in January 2015 strengthened OTA’s position and prospects, with greater opportunities for our operations in Algeria. VEON Ltd. exercises operational control over OTA and, as a result, fully consolidates OTA, which holds 99.99% of Optimum. In 2015, the operating company in Algeria changed from OTA to Optimum. Historical references to our operating company in Algeria have therefore been retained as OTA throughout this Annual Report on Form 20-F.
The table below presents the primary mobile telecommunications services we offer in Algeria.

Voice
• airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
Internet and data access
• GPRS, EDGE, 3G and 4G/LTE technology • data services available via pay-per-use and via a bundle
Roaming
•    active roaming agreements with 457 GSM networks in 158 countries
•    GPRS roaming with 314 networks in 119 countries
•    3G roaming with 247 networks in 111 countries
•    4G/LTE roaming with 48 networks in 27 countries.
•    roaming agreements generally state that the host operator bills OTA for roaming services; OTA pays these charges and then bills the customer for these services on a monthly basis

VAS
• caller-ID; call forwarding; conference calling; call blocking; and call waiting
Messaging
• SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail), and mobile instant messaging
Content/infotainment
•    mobile message notification service offering packages with various types of content (sports, news, food, culture) (SMS SCOOP); ring back tunes (RBT); e-learning for customers (iMadrassa); co-branding with VTC service app (Yassir)

Mobile financial services
• peer-to-peer credit transfer and credit loan

The table below presents a description of business licenses relevant to our mobile business in Algeria. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
2G(1)	Nationwide	2021
VSAT(2)	Nationwide	2019
3G(3)	Nationwide	2028
4G/LTE(4)	Nationwide	2031

(1)
In 2001, OTA was awarded a 15-year license to operate a 2G telecommunications network for an aggregate fee of approximately US$737 million. The license expired in 2016 and was renewed for a five-year period at no additional cost (Decree 17-195 of June 11, 2017).

(2)
In 2003, OTA acquired a VSAT data-voice license for an aggregate fee of US$2.05 million and renewed the license in 2014 for an additional period of five years, at no additional cost. This license expires in April 2019 and the renewal process is currently in progress.

(3)
In 2013, OTA was awarded a 15-year license to operate a 3G telecommunications network for an aggregate fee of approximately US$38 million, which was paid in full in 2013. Under the terms of its 3G license, OTA is required to pay an additional annual revenue sharing fee of 1% based on 3G revenues less interconnection costs.

(4)	Under the terms of its 4G/LTE license, Optimum is required to pay an additional annual revenue sharing fee of 1% based on 4G/LTE revenues less interconnection costs.

LICENSE FEES
Under the terms of its 2G, 3G, 4G/LTE and VSAT licenses, OTA is required to pay contributions for the universal service and environmental protection fund (3% of revenues less interconnection costs); management of the numbering plan (0.2% of revenues less interconnection costs); research, training and standardization (0.3% of revenues less interconnection costs) and license fees for 3G and 4G licenses (1% of revenue less interconnection costs).
OTA’s total license fees in Algeria were US$58.7 million, US$61.8 million, and US$62.1 million for the years ended December 31, 2018, 2017 and 2016, respectively, of which US$28.1 million, US$28.1 million, and US$25.9 million, respectively, was related to spectrum charges, and US$30.6 million, US$33.7 million, and US$36.2 million, respectively, was related mainly to contributions made to the Universal Services of Telecommunications fund and to the number plan management over the same periods.

Distribution
As of December 31, 2018, we sell our mobile telecommunications services through our 78,102 Djezzy branded shops, indirect channels (distributors), and indirect points of sale, of which 148 were monobrand own shops rented, equipped, staffed and managed by Optimum and equipped with IT material and sales applications. Our seven exclusive national distributors cover all 48 wilayas (provinces) of Algeria and are distributing our products through over 77,954 points of sale, of which all are authorized to sell airtime and 12,748 are authorized to sell SIMs. As of December 31, 2018, we also had a pool of more than 107 agents in call centers, who focus on customer care, including retention, troubleshooting and handling of complaints. This pool of agents combines a series of insourced and outsourced agents that are directly managed by Optimum in four languages (Arabic, French, Amazigh and English). We provide customer support for the Djezzy brand through our call centers, which are open 24 hours per day and seven days per week.
Competition
Growth in Algeria’s mobile market is expected to slow, and attention is expected to shift to maintaining or improving ARPU, supported by data revenue growth after the commercial launch of 4G/LTE networks.
The following table shows our and our competitors’ respective customer numbers in Algeria as of December 31, 2018:

Operator	Customers in Algeria (in millions)
Mobilis	21.1
Optimum (“Djezzy”)	15.8
Ooredoo	13.9

Source: Analysys Mason.
According to Analysys Mason, there were approximately 50.8 million mobile customers in Algeria as of December 31, 2018, compared to 49.0 million mobile customers as of December 31, 2017, representing a mobile penetration rate of approximately 118.7%, compared to 116.9% as of December 31, 2017.
Mobile Business in Bangladesh
We operate through our operating company, Banglalink Digital Communications Limited (“BDCL”) and our brand “banglalink” in Bangladesh. Following the launch of 3G services in Bangladesh in October 2013, the number of 3G customers has grown rapidly. On February 13, 2018, BDCL acquired a 4G/LTE license for US$1.2 million in order to launch a high-speed data network. The rollout of the 4G/LTE network is expected to increase ARPU as the use of the internet grows, with improving data speed presenting a significant opportunity for mobile operators in Bangladesh to increase their market shares in significant urban centers.
The telecommunications market in Bangladesh is largely comprised of prepaid customers. As of December 31, 2018, approximately 93% of our customers in Bangladesh were on prepaid plans.
The table below presents the primary mobile telecommunications services we offer in Bangladesh.

Voice
• airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
Internet and data access
• GPRS, EDGE, 3G and 4G/LTE technology • data services provided via pay-per-use and via a bundle
Roaming
•    active roaming agreements with 455 GSM networks in 165 countries
•    GPRS roaming with 350 networks in 121 countries
•    maritime roaming and in-flight roaming with Emirates Airlines and Malaysian Airlines
•    roaming agreements generally state that the host operator bills BDCL for roaming services; BDCL pays these charges and then bills the customer for these services on a monthly basis

VAS
• call forwarding; conference calling; call blocking; call waiting; caller line identification presentation; call me back; and voicemail missed call alert
Messaging
• SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail) and mobile instant messaging
Content/infotainment
• news alert service; sports related content; job alerts; music streaming; mobile TV; content download; religious content; RBT; and agricultural helpline
Mobile financial services
•    mobile-based utility bill payments; train ticketing; international remittance disbursements
•    Unstructured Supplementary Service Data, SMS and distribution network to Bangladesh Post Office for their mobile money order service

The table below presents a description of business licenses relevant to our mobile business in Bangladesh. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
2G(1)	Nationwide	2026
3G(2)	Nationwide	2028
4G/LTE(3)	Nationwide	2033

(1)
In November 1996, BDCL was awarded a 15-year GSM license to establish, operate and maintain a digital mobile telephone network to provide 2G services throughout Bangladesh. The license was renewed in November 2011 for a further 15-year term.

(2)
In September 19, 2013, following a competitive auction process, BDCL was awarded a 15-year license to use 5 MHz of technology neutral spectrum in 2100MHz band and was also awarded a 3G license, for which it paid a total cost of BDT 8,677.4 million (inclusive of 5% VAT), including both a license acquisition fee and a spectrum assignment fee.

(3)
On February 13, 2018, BDCL acquired a 4G/LTE license for US$1.2 million. BDCL also acquired the right to use 10.6MHz technology neutral of spectrum in 1800MHz (5.6) and 2100MHz (5) for US$324 million including VAT (33.34% of the fee has been considered as tariff value for 15% VAT). Banglalink also converted 15MHz of existing 2G spectrum for the remaining tenure of it for US$ 36.75 million.

LICENSE FEES
Under the terms of its 2G, 3G and 4G/LTE mobile licenses, BDCL is required to pay to the Bangladesh Telecommunication Regulatory Commission (i) an annual license fee of BDT 50.0 million (US$0.6 million as of December 31, 2018) for each mobile license; (ii) 5.5% of BDCL’s annual audited gross revenue, as adjusted pursuant to the applicable guidelines; and (iii) 1% of its annual audited gross revenue (payable to Bangladesh’s social obligation fund), as adjusted pursuant to the applicable guidelines. The annual license fees are payable in advance of each year, and the annual revenue sharing fees are each payable on a quarterly basis and reconciled at the end of each year.
BDCL’s total license fees (annual license fees plus revenue sharing) in Bangladesh were equivalent to US$46.4, US$34.7 million, and US$41.7 million for the years ended December 31, 2018, 2017 and 2016, respectively.
In addition to license fees, BDCL pays annual spectrum charges to the BTRC, calculated according to the size of BDCL’s network, its frequencies, the number of its customers and its bandwidth. The annual spectrum charges are payable on a quarterly basis and reconciled at the end of each year. BDCL’s annual spectrum charges were equivalent to US$11.0 million, US$9.0 million, and US$9.8 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Distribution
As of December 31, 2018, our sales and distribution channels in Bangladesh included 91 monobrand stores, a direct sales force of 55 enterprise sales managers and 124 zonal sales managers for mass market retail sales channels, 58,469 retail SIM outlets, 255,696 top-up selling outlets, online sales channels, and 3,206 banglalink brand service points. BDCL provides a top-up service through mobile financial services, ATMs, recharge kiosks, international top-up services, SMS top-up and banglalink online recharge. The banglalink brand provides customer support through its contact center, which is open 24 hours a day and seven days a week. The contact center caters to a number of after-sales services to all customer segments with a special focus on a “self-care” app to empower customers and avoid customer reliance on call center agents. In order to stimulate mobile phones and smartphones penetration, we offer our customers a broad selection of handsets and internet-capable devices, which we source from a number of suppliers, in the case of purchase-sale models, and we offer banglalink branded internet through reverse-bundle model in device partners’ channels.
Competition
The mobile telecommunications market in Bangladesh is highly competitive. The following table shows our and our competitors’ respective customer numbers in Bangladesh as of December 31, 2018.

Operator	Customers in Bangladesh (in millions)
Grameenphone	72.7
Robi Axiata	46.9
BDCL (“banglalink”)	32.3
Teletalk	3.9

Source: Bangladesh Telecommunication Regulatory Commission and for BDCL (“banglalink”) only, Analysys Mason.
The top three mobile operators, Grameenphone, banglalink and Robi Axiata, collectively held approximately 97.5% of the mobile market where the market consisted of approximately 156.9 million customers in Bangladesh as of December 31, 2018, compared to 145.1 million customers as of December 31, 2017, according to the Bangladesh Telecommunication Regulatory Commission. According to Analysys Mason, as of December 31, 2018, a mobile penetration rate comprised approximately 93.2% compared to 87.0% as of December 31, 2017.
Mobile Business in Ukraine
We operate in Ukraine with our operating company “Kyivstar” JSC and our brand, “Kyivstar.” The Ukrainian mobile market operates on a 2G, 3G and 4G/LTE basis. As of December 31, 2018, approximately 88% of our customers in Ukraine were on prepaid plans. Kyivstar secured 4G/LTE licenses and spectrum in two separate transactions in 2018.
The table below presents the primary mobile telecommunications services we offer in Ukraine.

Voice
• airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
Internet and data access
• GPRS/EDGE, 3G and 4G/LTE
Roaming
• active roaming agreements for 472 networks in 189 countries • GPRS roaming on 411 networks in 167 countries • 3G roaming on 313 networks in 133 countries • 4G/LTE roaming on 24 networks in 24 countries
Messaging
• SMS; MMS; voice messaging and SMS services (including information services such as news, weather, entertainment chats and friend finder)
Content/infotainment
• voice services (including referral services); content downloadable to telephone (including music, pictures, games and video); and RBT
Mobile financial services
• mobile payment; banking card; trusted payment; banks notification; mobile insurance; and Smart Money (payment method for services via mobile phone)

The table below presents a description of business licenses relevant to our mobile business in Ukraine. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
GSM900 and GSM1800(1)	Nationwide	October 5, 2026
3G(2)	Nationwide	April 1, 2030
4G/LTE(3)	Nationwide	July 1, 2033 (1800 MHz)
4G/LTE(3)	Nationwide	January 31, 2033 (2600 MHz)

(1)	Licenses were received on October 5, 2011 for a term of 15 years each.

(2)
The license was issued on April 1, 2015 for a term of 15 years. Services provided in the 2100 MHz band. We have also obtained a range of national and regional radio frequency licenses for the use of radio frequency resources in the referred standards and in specified standards— radio-relay and WiMax. Our network coverage is (except the Anti-Terrorist Operation zone where Kyivstar is not able to use and control its network): 91.46% of the 2G network; 18.7% of the 3G network; 9,864 localities covered by 2G network; and 25,484 localities covered by 3G network.

(3)
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

LICENSE FEES
In 2018, Kyivstar PJSC made spectrum and license payments as follows: 4G licenses - UAH 3.75 billion (paid to State Budget; annual fee for the use of radio frequency spectrum - UAH 1.02 billion (paid to State Budget); final stage of 3G spectrum conversion - UAH 231.7 million (paid to special users: Ministry of Defense of Ukraine, State Service for Special Communication and Information); EMC monitoring - UAH 154 million (paid to Ukrainian State Center of Radio Frequencies); and prolongation of existing 15 licenses on use of radio frequency spectrum - UAH 49.1 million (paid to State Budget).

Mobile bundles
Kyivstar offers bundles including combinations of voice, SMS and MMS, mobile data and OTT services.

Distribution
Kyivstar’s strategy is to maintain a leadership position by using the following distribution channels: distributors (39% of all connections), local chains (19%), national chains (11%), monobrand stores (18%), direct sales (8%) and active sales (5%).
Competition
The following table shows our and our primary mobile competitors’ respective customer numbers in Ukraine as of December 31, 2018:

Operator	Customers (in millions)
Kyivstar	26.3
“VF Ukraine” JSC	19.5
“lifecell” LLC	7.3

Source: Analysys Mason
Kyivstar competes primarily with “VF Ukraine” JSC, operating under the Vodafone brand, which is 100% owned by MTS and operates a GSM900/1800 and an LTE 1800/2600 network in Ukraine. Kyivstar also competes with “lifecell” LLC, as well as with Trimob LLC, a 100% affiliate company of Ukrtelecom to provide services under a 3G license, and with other small CDMA operators.
According to Analysys Mason, as of December 31, 2018, there were approximately 56.1 million customers in Ukraine, representing a mobile penetration rate of approximately 133.1% compared to 58.2 million customers and a mobile penetration rate of 137.4% as of December 31, 2017.
Mobile Business in Uzbekistan
In Uzbekistan, we operate through our operating company, LLC “Unitel,” and our brand, “Beeline.” We offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2018, approximately 98.3% of our customers in Uzbekistan were on prepaid plans.
Our 3G/HSPA services were commercially launched in 2008, and the majority of the network was constructed in 2010. Our 4G/LTE services were commercially launched in 2014. Unitel was the first mobile operator to provide 4G/LTE services.
The table below presents the primary mobile telecommunications services we offer in Uzbekistan.

Voice
•    airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
•    GSM service is provided in 2G and 3G networks; call duration for one session is limited for 40 minutes

Internet and data access
• GPRS/EDGE/3G/4G/LTE networks
Roaming
•    active roaming agreements with 485 GSM networks in 186 countries
•    GPRS roaming with 386 networks in 164 countries
•    CAMEL roaming through 272 networks in 120 countries
•    roaming agreements generally state that the host operator bills us for roaming services; we pay these charges and then bill the customer for these services on a monthly basis

VAS
• caller-ID; voicemail; call forwarding; conference calling; call blocking; and call waiting
Messaging
• SMS, MMS, voice messaging and SMS services (including information services such as news, weather, entertainment chats and friend finder)
Content/infotainment
• voice services (including referral services), content downloadable to telephone (including music, pictures, games and video), and RBT
Mobile financial services
• card-to-card transfer; bank card payments; trusted payment; our own payment system “Beepul”; mobile transfer; loyalty program

The table below presents a description of business licenses relevant to our mobile business in Uzbekistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
GSM900/1800(1)	Nationwide	August 7, 2031
3G(1)	Nationwide	August 7, 2031
4G/LTE(1)	Nationwide	August 7, 2031
International Communication Services License	Nationwide	2026
Data Transfer	Nationwide	2019/2020(2)
Inter-city communication services license	Nationwide	2026
TV broadcasting	Nationwide	2023

(1)	Requires annual license fee payments.

(2)	License for exploitation of data transfer network expires in August 2019, and license for design, construction and service provision of data transfer network expires in 2020.

Mobile bundles
We offer bundled tariff plans, which may differ by types or volume of traffic, duration (daily, weekly, and monthly), region or charge type. Currently, we provide data bundles consisting of different types of traffic volume, charge and duration and integrated bundles consisting of traditional voice with SMS and data traffic.
Distribution
In Uzbekistan, we offer a portfolio of tariffs and products for the prepaid system designed to cater to the needs of specific market segments, including mass-market customers, youth customers and high value contract customers. Further, we have the following four segments in our postpaid system: Large Accounts, Business to Government, SME and SOHO. As of December 31, 2018, our sales channels in Uzbekistan include 27 offices and monobrand stores, 632 exclusive stores and 1013 multibrand stores.

Competition
The following table shows our and our primary mobile competitors’ respective customers in Uzbekistan as of December 31, 2018:

Operator	Customers (in millions)
LLC "Unitel"	9.1
Ucell	7.3
UMS	2.6
UzMobile (Uzbektelecom)	2.9
Perfectum	0.4

Source: Analysys Mason.
According to Analysys Mason, as of December 31, 2018, there were approximately 22.3 million mobile customers in Uzbekistan, representing a mobile penetration rate of approximately 67.1% compared to 21.5 million customers and a mobile penetration rate of 65.5% in 2017.
Mobile Business in Others
In the countries in our “Others” category, we generally offer our customers mobile telecommunications services under prepaid and postpaid plans.
The “Others” category represents our operations in Kazakhstan, Kyrgyzstan, Armenia and Georgia. For information on reportable segments, see Item 5 — Operating and Financial Review and Prospects — Reportable Segments.
As of December 31, 2018, we had the following percentages of prepaid and postpaid customers:

Payment Plan	Kazakhstan	Kyrgyzstan	Armenia	Georgia
Prepaid	95.2%	95.7%	88.8%	100%
Postpaid	4.8%	4.3%	11.2%	0%

Voice
•    Standard voice services
• Prepaid and postpaid airtime charges from customers, including weekly and monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime usage when customers travel abroad.

Internet and Data Access
• 3G and 4G/LTE services in each of Kazakhstan, Kyrgyzstan, Armenia, and Georgia • technology neutral licenses in each of Kazakhstan, Kyrgyzstan, Armenia, and Georgia
Roaming
Kazakhstan	Voice: 553 networks in 193 countries
GPRS:463 networks in 149 countries
CAMEL: 326 networks in 132 countries
Kyrgyzstan	Voice: 428 networks in 132 countries
GPRS: 260 networks in 99 countries
4G/LTE: 49 networks in 34 countries
CAMEL: 198 networks in 86 countries
Armenia	Voice: 441 networks in 181 countries
GPRS: 354 networks in 138 countries
CAMEL: 249 networks in 110 countries
3G: 304 networks in 129 countries
4G/LTE: 81 networks in 55 countries
Georgia	Voice: 212 networks in 85 countries
GPRS: 163 networks in 73 countries
CAMEL: 127 networks in 59 countries
• roaming agreements generally state that the host operator bills for roaming services; we pay these charges and then bill the customer for these services (in some cases on a monthly basis)
VAS
• caller-ID; voicemail; call forwarding; conference calling; call blocking and call waiting
Messaging
• SMS, MMS, voice messaging and mobile instant messaging
Content/infotainment
•    SMS CPA, Voice CPA, RBT, voice services (including referral services), content downloadable to telephone (including music, pictures, games and video); access to radio or television broadcasting online or via mobile app

Mobile financial services
• balance transfer, trusted payment, mobile wallet

The table below presents a description of business licenses relevant to our mobile business in Others. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Country	Licenses (as of December 31, 2018)	Expiration
Kazakhstan	Mobile services (GSM900/1800, UMTS/WCDMA2100, 4G/LTE800/1800)	Unlimited term
Kyrgyzstan	Radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 796-801MHz/837-842MHz	September 2025
	Radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 791-796MHz/832-837MHz	December 2026
	Radio spectrum of 900 MHz, 1800 MHz and 2100 MHz for the entire territory of Kyrgyzstan (technology neutral)	October 2019
	National license for electric communication service activity	Unlimited term
	National license for base station transmission	December 2019
	National license for services on data traffic	Unlimited term
Armenia(1)	Network operation for the entire territory of Armenia	March 2028
	National licenses to use radio spectrum of 900 MHz, 1800 MHz and 2100 MHz for the entire territory of Armenia (technology neutral)	March 2023
Georgia	GSM1800 10 MHz frequency	February 2030
	GSM900 5.49 MHz frequency	February 2030
	LTE 800 10 MHz frequency	February 2030
	10 MHz 3G frequency	December 2031

(1)	The license is valid for both fixed/mobile operations countrywide
Wireless internet services
We have promotional zero-zones for major local and international social networks in each of these countries to lower the entry barrier for new data users and stimulate consumption for existing ones. We also focus on smartphone penetration growth in each of these countries as the major source of effective demand for our mobile internet services.
Distribution
We distribute our products in the countries in our “Others” category through owned monobranded stores, franchises and other distribution channels. As of December 31, 2018, we had 272 total stores in Kazakhstan (including 17,743 other points of sale), 63 stores in Kyrgyzstan (including 4743 other points of sale), 77 stores in Armenia, and 35 stores in Georgia.

Mobile customers and mobile penetration rate

The table below presents our total number of customers and the mobile penetration rate in each of the countries in our “Others” category as of December 31, 2018 and December 31, 2017.

	2018 (millions of customers)	Mobile Penetration	2017 (millions of customers)	Mobile Penetration
Kazakhstan	24.4	132.6%	25.5	140.2%
Kyrgyzstan	7.6	123.2%	7.4	121.5%
Armenia	3.7	126.8%	3.6	123.6%
Georgia	5.2	133.7%	5.6	143%

Source: Analysys Mason.

Description of Our Fixed-line Telecommunications
In Russia, Ukraine and Uzbekistan, we offer voice, data and internet services to corporations, operators and consumers using a metropolitan overlay network in major cities and fixed-line telecommunications using inter-city fiber optic and satellite-based networks. In Armenia and Kazakhstan, we offer a range of fixed-line business services for B2O, B2B and B2C segments. In Armenia, our fixed-line business further offers a range of services, including PSTN-fixed telephony, internet, data transmission and network access, domestic and international voice termination, IPLC and TCP/IP international transit, over our national networks. In Pakistan, we offer internet and value-added services over a wide range of access media, covering major cities of Pakistan. We do not offer fixed-line telecommunications services in Algeria, Bangladesh, Kyrgyzstan or Georgia.

Fixed-line Business in Russia
The table below presents a description of the fixed-line telecommunications services we offer in Russia.

Services
•    network access and hardware and software solutions, including configuration and maintenance, SaaS and an integrated managed service
•
local access services by connecting the customers’ premises to our own fiber network, international and domestic long-distance services and VSAT services to customers located in remote areas
•
internet access to both corporate and consumer customers through backbone networks and private line channels
•
IP address services, the ability to rent leased channels with different high-speed capacities and remote access to corporate information, databases and applications.
•
managed Wi-Fi networks based on IEEE 802.11b/g/n/ac wireless technology
•
virtual PSTN number, xDSL services, session initiation protocol (SIP) connection, financial information services, data center services, such as co-location, web hosting, audio conference and domain registration services
•
IPTV services (1.24 million customers), virtual PBX, certain Microsoft Office packages (including SaaS), web-videoconferencing services and sale, rental and technical support for telecommunications equipment
•
Pay TV (cable TV) (29,975 customers)
•
FMC product services (1,103,329 customers)
•
carrier and operator services, including voice, internet and data transmission over our own networks and roaming services
•
MPLS-based IP VPN, local, domestic and international private lines, equipment and equipment maintenance (under interconnection agreements with international global data network operators
•
high-speed domestic and international channels to international and Russian operators to sell excess backbone network capacity

Coverage
• all major population centers
Operations
• operate a number of competitive local exchange carriers that operate fully digital overlay networks in a number of major Russian cities
Customers
• large multinational corporate groups • government clients • SMEs • high-end residential buildings in major cities

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
Competition
Our fixed-line telecommunications business marketed as “Beeline Business” faces significant competition from other service providers and competes principally on the basis of convergent services and bundles, installation time, network quality, geographical network reach, customer service, range of services offered and price. The table below presents our competitors in the voice services, data services and fixed-line broadband markets in Russia.

Voice Services
• Rostelecom	• TransTelecom	• OJSC “Multiregional TransitTelecom”
Data Services
• Rostelecom	• TransTelecom	• MegaFon
Fixed-line Broadband
• Rostelecom • MTS and its subsidiaries	• Akado • ER-Telecom	• NetbyNet

In terms of end-user internet penetration, the consumer internet access business in Russia is saturated and end-user internet penetration is high. Competition for customers in Russia is intense, with internet providers utilizing new marketing efforts (for example, aggressive price promotions) in order to retain existing customers and attract new ones. We expect competition to increase in the future due to wider market penetration, consolidation of the industry, the growth of current operators and the appearance of new technologies, products and services.
Licenses
The table below presents a description of business licenses relevant to our fixed-line business in Russia and which expire in 2019. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
Local Communications Services	Krasnodar	December 31, 2019
Data Transmission Services	Moscow	April 17, 2019
	St.Petersburg	April 17, 2019
International and National Communications Services license	Russian Federation	December 13, 2019
Fixed-line Business in Pakistan
The table below presents a description of the fixed-line telecommunications services we offer in Pakistan.

Services
•    data, voice and VAS services over a wide range of access media, covering the major cities
•    data services being provided to the enterprise customers include: dedicated internet access, VPN (virtual private networking), leased lines & fixed telephony
•    domestic and international leased lines, domestic and international MPLS, and IP transit services through our access network[1]
•    high-speed internet access (including fiber optic lines)
•    telephony
•    telephone communication services, based on modern digital fiber optic network
•    dedicated lines of data transmission
•    dedicated line access and fixed-line mobile convergence

Coverage
• wired and wireless access services include FTTx, PMP (point to multipoint), point-to-point radios, VSAT, and WiMax connecting more than 150 locations across Pakistan
Operations
• long-haul fiber optic network covers more than 9,000 kilometers and, supplemented by wired and wireless networks
Customers
• enterprise customers • domestic and international carriers • corporate and individual business customers

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
Competition
In Pakistan, our fixed-line business faces significant competition from other providers of fixed-line corporate services, carrier and operator services and consumer internet services. The table below presents our competitors in the internet services, carrier and operator services and fixed-line broadband markets in Pakistan.

Internet Services
• PTCL • Wateen	• Wi-Tribe • Qubee	• World Call
Carrier and Operator Services
• PTCL • Wateen	• Wi-Tribe • Telenor Pakistan	• World Call
Fixed-line Broadband
• Pakistan Telecommunication Company Limited, or “PTCL” • Multinet • Wateen	• Cybernet • Nexlinx • Nayatel	• Supernet

Licenses

The table below presents a description of business licenses relevant to our fixed-line business in Pakistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
Long Distance & International (“LDI”)	Nationwide and International	2024
Local Loop (“LL”) (fixed line and/or wireless local loop with limited mobility)	Regional	2024

Fixed-line Business in Ukraine
The table below presents a description of the fixed-line telecommunications services we offer in Ukraine.

Services
•    data
•    broadband services
•    corporate internet access
•    Fixed-line: VPN services, data center, contact center, voice, fixed-line telephony and a number of VAS
•    Internet access services: ADSL, symmetrical and Ethernet interfaces at speeds ranging from 256 kilobytes per second to 10 gigabytes per second
•    FMC
•    FTTB services tariffs for fixed-line broadband internet access targeted at different customer segments

Coverage
•
provided services in 118 cities in Ukraine (excluding cities in Crimea and the ATO zone)
•
engaged in a project to install FTTB for fixed-line broadband services in approximately 41,400 residential buildings in 118 cities, providing over 56,500 access points

Our joint carrier and operator services division in Ukraine provides local, international and intercity long- distance voice traffic transmission services to Ukrainian fixed-line and mobile operators on the basis of our proprietary domestic long-distance/ILD network, as well as IP transit and data transmission services through our own domestic and international fiber optic backbone and IP/MPLS data transmission network. We derive most of our carrier and operator services revenue in Ukraine from voice call termination services to our own mobile network and voice transit to other local and international destinations.
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

Competition
There is a high level of competition with more than 400 internet service providers in Ukraine. The table below presents our competitors in the voice services, data services, carrier and operator services, voice and data services and retail internet services markets in Ukraine.

Voice Services(1), Data Services(2) and Voice Services
• Ukrtelecom	• Datagroup	• Farlep-Invest (Vega)
Retail Internet Services
• Ukrtelecom	• Volia

(1)	Voice services market for business customers only.

(2)	Data services for corporate market only.

Licenses
The table below presents a description of business licenses relevant to our fixed-line business in Ukraine. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
International Communication	Nationwide	August 18, 2019
Long-distance Communication	Nationwide	August 18, 2019
Local Communication	Nationwide	August 29, 2020

Fixed-line Business in Uzbekistan
The table below presents a description of the fixed-line telecommunications services we offer in Uzbekistan.

Services(1)
•    fixed-line services, such as network access
•    internet and hardware and software solutions, including configuration and maintenance
•    high-speed internet access (including fiber optic lines and xDSL)
•    telephony
•    long distance and international long-distance telephony on prepaid cards
•    telephone communication services, through our copper cable network and our modern digital fiber optic network
•    dedicated lines of data transmission
•    dedicated line access and fixed-line mobile convergence

Distribution
One of our priorities in Uzbekistan is the development of information and communications technology, which supports economic development in Uzbekistan. Our strategy includes maintaining our current market position by retaining our large corporate client customer base.
Competition
There is a high level of competition in the capital city of Tashkent, but the fixed-line internet market in most of the other regions remains undeveloped. The table below presents our competitors in the fixed-line services market in Uzbekistan.

Fixed-line Services
• Uztelecom • East Telecom • Sarkor Telecom	• Sharq Telecom • TPS • EVO

Licenses
The table below presents a description of business licenses relevant to our fixed-line business in Uzbekistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
Fixed-line	Nationwide	2021
Data	Nationwide	2021
Long-distance	Nationwide	2029
International	Nationwide	2029

Fixed-line Business in Armenia
The table below presents a description of the fixed-line telecommunications services we offer in Armenia.

Services
•    PSTN-fixed telephony
•    internet, data transmission and network access
•    domestic and international voice termination
•    TCP/IP international transit traffic services
•    local telephony services
•    international and domestic long distance services
•    broadband access services (including ADSL, VDSL, LTE 450 and fiber optic lines)
•    VoIP services
•    SIP telephony
•    wholesale services, such as leased line service and wholesale broadband services
•    wholesale international voice termination and origination services for other local and international operators and service providers
•    fixed-line broadband internet access based on ADSL and FTTB technologies
•    dial-up services and wireless internet access based on CDMA technology
•    FMC bundles, offering fixed internet, fixed TV and mobile services, and fixed voice services

Distribution
Our strategy includes focusing on customer retention and ARPU growth by developing new services, including internet access through a fiber optic network with a guaranteed speed to corporate customers and government organizations.
Competition
The table below presents our competitors in the fixed internet and cable TV services market in Armenia.

Fixed Internet and Cable TV Services
• U!Com • Rostelcom
Fixed-line Business in Kazakhstan
The table below presents a description of the fixed-line telecommunications services we offer in Kazakhstan.

Services(1)
•    high-speed internet access
•    local, long distance and international voice services over IP
•    local, intercity and international leased channels and IP VPN services
•    cloud services
•    integrated corporate networks (including integrated network voice, data and other services)
•    FMC product, including mobile bundles and video content from Amediateka
•    ADSL, FTTB, Wi-Fi, WiMax, VSAT

Distribution
We are focusing on customer base and revenue growth, which we aim to promote by expanding our transport infrastructure, developing unique products, strengthening our position in the market and enhancing our sales efforts and data services.
Competition
The table below presents our competitors in the fixed-line telecommunications services market in Kazakhstan.

Internet, Data Transmission and Traffic Termination Services
• Kazakhtelecom • KazTransCom	• TransTelecom (owned by Kazakhstan Temir Zholy, the national railway company) • Astel (a leader in the provision of satellite services)
Licenses
The table below presents a description of business licenses relevant to our fixed-line business in Kazakhstan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
Long-distance	Nationwide	Unlimited

Regulatory
For a description of certain laws and government regulations to which our main telecommunications businesses are subject, see Exhibit 99.2 — Regulation of Telecommunications.
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
Information Technology
We devote considerable resources to the maintenance, development and improvement of our IT systems. As part of our continuous IT innovation process, we engage with third parties in order to develop and implement IT technologies across our infrastructure. In June 2016 in partnership with Ericsson, we entered into a technology infrastructure agreement which was subsequently amended in July 2017 and February 2019. Under the current agreement, which reflects a reduction in scope from the prior agreements, Ericsson will upgrade our core IT systems with new digital business support systems (DBSS) using existing software from Ericsson which is currently deployed in certain of our operating companies.
We are also in the process of implementing our cyber security strategy, which we believe would enable us to identify potential threats that may impact our business and, consequently, may aid us in the implementation of the required security measures to address such threats.
Intellectual Property
We rely on a combination of trademarks, service marks and domain name registrations, copyright protection and contractual restrictions to establish and protect our technologies, brand name, logos, marketing designs and internet domain names. We have registered and applied to register certain trademarks and service marks in connection with our telecommunications and digital businesses in accordance with the laws of our operating companies. Our registered trademarks and service marks include our brand name, logos and certain advertising features. Our copyrights and know-how are principally in the area of computer software for service applications developed in connection with our mobile and fixed-line network platform, our internet platforms and non-connectivity service offerings and for the language and designs we use in marketing and advertising our communication services. For a discussion of the risks associated with new technology, see Item 3.D. Risk Factors — Operational Risks — "Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our intellectual property rights will be adequate” and — Regulatory, Compliance and Legal Risks — "New intellectual property laws or regulations may require us to invest substantial resources in compliance or may be unclear.”
Corporate Social Responsibility
We have a long-term corporate responsibility strategy, consisting of two main elements: maintaining the trust of our stakeholders by behaving in a responsible and sustainable way, which represents our “license to operate” initiatives; and creating shared value in our communities through our products and services, which represents our “license to grow” initiatives. We are committed to investing in the markets in which we operate and continue to seek opportunities to leverage our technology, commercial expertise, and the commitment of our employees for the betterment of our communities.
The Group Chief People Officer oversees the corporate responsibility program and corporate responsibility function. The corporate responsibility team has access to our management for issue-by-issue decisions.
Our approach to the identification, management and evaluation of corporate responsibility is guided by three main aspects:

•
Stakeholders: By engaging with our stakeholders, we understand their concerns and expectations, and we follow a number of stakeholder defined standards and guidelines. Our reporting meets Global Reporting Initiative standards at the “core” level, follows the guidance in the AA1000 Accountability Principles Standard and is influenced by International Integrated Reporting Council guidance. Several of our markets have adopted International Organization for Standardization standards, and the social accountability standard;

•
Materiality: Using pre-defined criteria, we prioritize globally as well as logically by assessing the materiality of individual opportunities against our strategy and their importance to our stakeholders; and

•
Accountability: We are accountable to our stakeholders and customers through the publication of our annual Sustainability Report. We also share periodic updates with internal stakeholders, including members of management, to inform them about key corporate responsibility-related developments and our corporate responsibility performance. As part of our reporting cycle, we assess the effectiveness of our corporate responsibility strategy and revise it when needed.

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
VEON does not have any subsidiaries, affiliates, other equity investments, assets, facilities or employees located in Iran, and VEON has made no capital investment in Iran. Except as specified below, VEON does not believe it has provided any products, equipment, software, technology, information, support or services into Iran, or had any agreements, arrangements, or other contacts with the government of Iran or entities owned or controlled by the government of Iran.
As is standard practice for global telecommunications companies, VEON, via certain non-U.S. subsidiaries, has wholesale roaming and interconnect arrangements with mobile and fixed line operators located in the majority of countries throughout the world, including Iran. These agreements allow VEON's customers to make and receive calls internationally, including when on other networks. In addition, a selection of VEON's non-U.S. subsidiaries also provide telecommunications services to embassies of Iran located in some of the countries in which VEON operates. Except as specified below, VEON intends to continue these activities.
VEON has roaming agreements with the following GSM mobile network operators in Iran which may be owned, controlled or otherwise affiliated with the government of Iran: Telecommunications Company of Iran (“TCI”), MTN Irancell, Taliya Mobile and RighTel. During 2018, our gross revenue received from roaming arrangements with TCI, MTN Irancell and RighTel was US$128,544, US$29,112 and US$4,193 respectively. We recorded a net profit from roaming arrangements with TCI of US$122,248, and net losses with MTN Irancell and RighTel of US$117,137 and US$64,678, respectively. During 2018, we received no gross revenue from roaming arrangements with Taliya Mobile with no net profits.
VEON has the following interconnect agreement with TCI. During 2003, our Armenian subsidiary, VEON Armenia, and TCI began an agreement for the provision of voice services. During 2018, VEON Armenia recorded gross revenue from these activities of US$632,863 with net profits of US$583,321. VEON may discontinue this activity.
VEON has the following agreements with Iranian embassies. During 2003, VEON Armenia began providing mobile and fixed-line telecommunications services to the Embassy of Iran in Yerevan. The gross revenue for these services in 2018 was US$18,000 and net profits were US$18,000. During 2001, our Russian subsidiary, PJSC VimpelCom, began providing telecommunications services, including mobile and fixed-line services, to the Embassy of Iran in Moscow. The gross revenue for these services in 2018 was US$12,596 with net profits of US$11,541. During 2013, our Pakistan subsidiary, Jazz, began providing mobile telecommunications services to the Embassy of Iran in Islamabad. The gross revenue for these services in 2018 was US$3,193 with net profits of US$3,193. During 2014, our Kyrgyzstan subsidiary, Sky Mobile LLC, began providing mobile telecommunications services to the Embassy of Iran in Bishkek. The gross revenue for these services in 2018 was US$441 with net profits of US$257. During 2009, our Algerian subsidiary, OTA, and subsequently its wholly owned subsidiary, Optimum, began providing mobile telecommunications services to the Embassy of Iran in Algiers. The gross revenue for these services in 2018 was US$1,049 with net profits of US$1,049. During 2007, our Bangladesh subsidiary, Bangalink, began providing telecommunications services to the Embassy of Iran in Dhaka. The gross revenue for these services in 2018 was US$215 with net loss of US$191.
Telenor
Telenor may be deemed an affiliate based on its indirect share ownership in us through Telenor East Holding II AS (“Telenor East”). Telenor has provided us with the information included below relevant to Section 13(r) of the Exchange Act. This information relates solely to activities conducted by the Telenor group subsidiaries and does not relate to any activities conducted by us. We are not representing the accuracy or completeness of such information and undertake no obligation to correct or update this information.
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
Telenor subsidiaries were party to the following roaming agreements and interconnection agreements with Iranian telecommunications companies in 2018, which Telenor and its subsidiaries intend to continue:

•
Telenor Global Services AS, a Norwegian subsidiary, has an interconnection agreement with Telecommunication Company of Iran, the parent company of Mobile Telecommunication Company of Iran (“MCI”). During 2018, Telenor Global Services recorded net expenses of US$81,813.30 related to this interconnection agreement.

•
Telenor Norge AS, a Norwegian subsidiary, has roaming agreements with MCI, MTN Irancell and Rightel. During 2018, Telenor Norge AS recorded net revenue related to these roaming agreements of €3,749.00 to MCI, net expenses of €2,704.00 to MTN Irancell and net expenses of €2,366.00 to Rightel.

•
Telenor Sverige AB, a Swedish subsidiary, has roaming agreements with MCI and MTN Irancell and Rightel. During 2018, Telenor Sverige AB recorded net expense related to its roaming agreement with MCI of €768.84, net expenses related to its roaming agreement with MTN Irancell of €23,890.05 and net expenses related to its roaming agreement with Rightel €11,770.68.

•
Telenor Pakistan (Private) Ltd., a Pakistani subsidiary, has roaming agreements with MCI and MTN Irancell. During 2018, Telenor Pakistan (Private) Ltd. recorded net expenses of €428.91 related to the roaming agreement with MCI and net revenue of US$72,455.31 related to the roaming agreement with MTN Irancell.

•
Telenor A/S, a Danish subsidiary, has roaming agreements with MCI, MTN Irancell and Rightel. During 2018, Telenor A/S recorded net revenue related to its roaming agreement with MCI of €38,768.00, net expenses related to its roaming agreement with MTN Irancell of €44,598.00 and net expenses related to Rightel of €8,133.00.

•
Telenor d.o.o. Beograd Omladinskih brigada 90, a Serbian subsidiary, has a roaming agreement with MCI. During 2018, Telenor d.o.o. Beograd Omladinskih brigada 90 recorded net revenues of €11,040.15 related to this roaming agreement.

•	Telenor Hungary Plc, a Hungarian subsidiary, has a roaming agreement with MCI. During 2018, Telenor Hungary Plc, recorded net revenues of €3,265.63 related to this roaming agreement.

•	Telenor Bulgaria EAD, a Bulgarian subsidiary, has a roaming agreement with MCI. During 2018, Telenor Bulgaria EAD recorded net revenues of €89.60 related to this roaming agreement.

•
DiGi.Com Bhd, a Malaysian subsidiary, has a roaming agreement with MCI, MTN Irancell and Rightel. During 2018, DiGi.Com Bhd recorded net revenues of €8,290.00 related to MCI, net expenses of US$8,874.76 related to MTN Irancell and net revenues of US$1.64 related to Rightel.

•	Total Access Communications Plc, a Thai subsidiary, had no traffic with Iran operators during 2018.
C. Organizational Structure
See — Business Overview.
D. Property, Plants and Equipment
Buildings
The buildings housing our offices in Amsterdam and London are leased. Our global headquarters activities are hosted in Amsterdam. Our London office at 15 Bonhill Street has been fully subleased since January 7, 2019, and our London-based staff now utilize a flexible office space located at a WeWork location at Devonshire Square in London. Our subsidiaries, including those in Russia, Pakistan, and Ukraine own property used for a variety of functions, including administrative offices, technical centers, data centers, warehouses, operating facilities, main switches for our networks and IT centers. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.
Telecommunications Equipment and Operations
The primary elements of our material tangible fixed assets are our networks.

Mobile network infrastructure
Our mobile networks, which use mainly Ericsson, ZTE, Huawei, Nokia, and Cisco equipment, are integrated wireless networks of radio base station equipment, circuit and packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. We have been centralizing strategic procurement to benefit from our purchasing scale. We select suppliers based mainly on compliance with technical and functional requirements and total cost.
We enter into agreements for the location of base stations in the form of either leases or cooperation agreements that provide us with the use of certain spaces for our base stations and equipment. Under these leases or cooperation agreements, we typically have the right to use such property to place our towers and equipment shelters. We are also party to certain network managed services agreements to maintain our networks and infrastructure. For example, in 2017, in Russia we entered into agreements with Nokia and Huawei, covering managed services across Russia for optimized network planning, consolidation of outsourced managed services, network building, operations, support and maintenance.
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

Fixed-lined infrastructure
Our infrastructure in Russia, Pakistan, Ukraine, Uzbekistan, Armenia and Kazakhstan, where we provide fixed-line services, supports our mobile businesses as well as our fixed-line businesses. Our infrastructure in these markets include: a transport network designed and continually developed to carry voice, data and internet traffic of mobile network, FTTB and our fixed-line customers using fiber optics and microwave links; and a transport network based on our optical cable network utilizing DWDM, SDH and IP/MPLS equipment with all DWDM and SDH optical networks being fully ring-protected (except for secondary towns).

For more information on our property, plants and equipment, see Note 12 — Property and Equipment to our Audited Consolidated Financial Statements.
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
BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our Audited Consolidated Financial Statements attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective at the time of preparing the consolidated financial statements and applied by VEON.
RECENT ACCOUNTING PRONOUNCEMENTS
For the description of the recent accounting pronouncements and a discussion of our accounting policies please refer to Note 25 — Significant Accounting Policies of our Audited Consolidated Financial Statements attached hereto. For more on the expected impact of the adoption of IFRS 16 on our results of operations and financial conditions, see — Recent Developments — IFRS 16 Impact.
REPORTABLE SEGMENTS
We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.

As of December 31, 2018, our reportable segments consist of the seven following segments: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan and HQ (transactions related to management activities within our group in Amsterdam and London).
The “Others” category is not a reportable segment but only a reconciling item between our seven reportable segments and our total revenue and Adjusted EBITDA. “Others” represents our operations in Kazakhstan, Kyrgyzstan, Armenia and Georgia, as well as intercompany eliminations and costs relating to other global operations and services.
KEY DEVELOPMENTS DURING 2018
Completion of the Sale of 50% Stake in the Italy Joint Venture to CK Hutchison

On July 3, 2018, VEON entered into an agreement with CK Hutchison Holdings Ltd. for the sale of its 50% stake in the Italy Joint Venture. On September 7, 2018, the transaction was completed, and VEON received EUR 2.45 billion (approximately USD 2.8 billion) in cash consideration. In closing the transaction, VEON recorded a net gain of USD 1,279 million in Q3 2018, which is reflected as profit from discontinued operations.
Debt Repayments

In Q4 2018, VEON used approximately US$1.3 billion in proceeds from the sale of its Italy Joint Venture, Wind Tre, to buy back and cancel VEON Holdings and PJSC VimpelCom USD bonds (US$1,147 million) and to pre-pay all outstanding amounts under its CCB euro loan (US$116 million). These debt repayments and currency swaps in Q3 2018 and Q4 2018 allowed VEON to significantly improve its currency mix of debt by reducing its exposure to euro-denominated debt to zero and increasing its Russian ruble debt exposure.
Ursula Burns Appointed as Chairman and Chief Executive Officer
Ursula Burns was appointed as Chairman and CEO of VEON on December 13, 2018. Ms. Burns has served as Chairman of the VEON Board of Directors since July 2017 and as Executive Chairman since March 2018, during which time she has successfully introduced a simplified corporate structure, including a leaner operating model along with an increased focus on emerging markets.
Board of Directors Approved 2018 Dividend of US$0.29 Per Share
In August 2018, VEON’s Board of Directors approved the distribution of an interim gross dividend of USD 0.12 per share for 2018. In February 2019, the Board approved a final dividend of US$0.17 per share, bringing total 2018 dividends to US$0.29 per share, in line with the group’s progressive dividend policy. The record date for the Company’s shareholders entitled to receive the final dividend payment was set for March 8, 2019. It is expected that the final dividend will be paid on March 20, 2019. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s share depositary, The Bank of New York Mellon. For ordinary shareholders via Euronext Amsterdam, the final dividend of US$0.17 will be paid in euro. VEON is committed to paying a sustainable and progressive dividend. A continuation of this progressive dividend policy is dependent on the evolution of the group’s equity free cash flow, including the development of the U.S. dollar exchange rate against VEON’s local currencies, see Item 8.A — Consolidated Statements and Other Financial Information — Policy on Dividend Distributions and Operational Risks.
Management Changes and Structure Update
VEON appointed Alex Kazbegi as Chief Strategy Officer, effective from February 18, 2019. Alex joined VEON’s Group Executive Committee and reports to Chairman and CEO Ursula Burns. VEON announced the promotion of Evgeniy Nastradin to CEO of Beeline Kazakhstan, effective from February 1, 2019, following the appointment of his predecessor Aleksandr Komarov as CEO of Kyivstar, VEON’s brand in Ukraine, on December 6, 2018. Sergey Afonin was promoted to CEO of Beeline Uzbekistan, effective from March 1, 2019.
Kjell Morten Johnsen has been appointed Group Chief Operating Officer, a role he had held on an interim basis since March 2018. To support VEON’s increased focus on emerging markets with a simplified flatter structure, all VEON’s operating companies will report directly to Kjell.

Christopher Schlaeffer, Group Chief Commercial & Digital Officer, departed VEON. Christopher joined at the start of 2016 to lead a newly created Digital function as well as the group’s commercial teams. VEON remains committed to investments in digital infrastructure and services across its footprint.

Mark MacGann, Group Chief Corporate & Public Affairs Officer, departed VEON. His teams were integrated into different relevant functions.

The new high-level structure has now been established as VEON continues to create a leaner HQ with clear accountability, while continuing our commitment to the highest standards of compliance and internal controls. This work is ongoing as VEON transitions to a more efficient operating model.

Revised Technology Infrastructure Partnership with Ericsson
VEON announced a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years and to release Ericsson from the development and delivery of the Full Stack Revenue Manager Solution. The parties have signed binding terms to vary the existing agreements and as a result VEON will receive US$350 million during the first half of 2019. This revised arrangement enables VEON to continue upgrading its IT infrastructure with new digital business support systems (DBSS) using existing software from Ericsson which is already deployed in certain operating companies within VEON. This upgrade is expected to support the creation of a more personalized, richer experience of VEON’s services for customers and, over time, reduce overall operating costs.
Yarovaya Laws Investments
On April 12, 2018, the Russian Government adopted implementing regulation regarding data storage requirements under Federal Law No 374-FZ of July 6, 2016. Telecom operators are required to store voice and SMS communications starting from July 1, 2018 and are required to store data communications from October 1, 2018. For more information on Yarovaya laws, see Item 3.D. Risk Factors — Regulatory, Compliance and Legal Risks — “Anti-terror legislation passed in Russia and other jurisdictions could result in additional operating costs and capital expenditures and may harm our business.”

Kyivstar and Banglalink Acquired Spectrum and 4G/LTE Licenses; VEON Now Launched 4G/LTE in All Operating Countries
In February and March 2018, VEON’s subsidiary in Ukraine, Kyivstar, acquired spectrum in the 2600MHz and 1800MHz bands suitable for 4G/LTE, for a total consideration of approximately USD 137 million. Following this acquisition, Kyivstar has the largest amount of contiguous spectrum in both the 1800MHz and 2600MHz bands, which enables the company to increase the geographical coverage of its high-speed data network in Ukraine, further strengthening its position as the market leader in the country.
In February 2018, Banglalink was awarded technology neutral spectrum in the 1800 and 2100 MHz bands. The spectrum allows Banglalink to double its 3G network capacity. In parallel, Banglalink also acquired a 4G/LTE license, allowing the company to launch a high-speed data network. The total investment amounted to approximately USD 309 million for the spectrum, excluding VAT. The company paid approximately USD 35 million excluding VAT to convert its existing spectrum holding in 900 MHz and 1800 MHz into technology neutral spectrum and approximately USD 1 million excluding VAT to acquire the 4G/LTE license.
With the launch of 4G/LTE in Ukraine and Bangladesh during the first quarter of 2018, VEON is now offering 4G/LTE services in all of its operating countries.

FY 2018 Reported Revenue and EBITDA Negatively Impacted by Currency Weakness and Euroset Integration
FY 2018 total revenue decreased by 4.1% year on year, or US$388 million, due to currency weakness of US$928 million, which diluted organic growth of 3.5% and the positive revenue impact from Euroset of 2.3%. FY 2018 Adjusted EBITDA declined by 8.8%, or US$314 million, primarily as a result of currency headwinds (US$386 million), the financial impact of Euroset integration (US$35 million) and the base effect of an adjustment to a vendor agreement (US$106 million) in Q3 2017.
Accounting Impairments

VEON recorded an accounting impairment totaling US$781 million, including Bangladesh for US$451 million and Algeria for US$125 million. These non-cash impairments were related to macroeconomic developments, an increase in the weighted average cost of capital and weakened operational performance.

Mandatory Tender Offers in Relation to Global Telecom Holdings S.A.E.
On April 2, 2018, VEON notified the Egyptian Financial Regulatory Authority (FRA) that, given the lapse of time and absence of approval, VEON was withdrawing the Mandatory Tender Offer ("MTO") filed on November 8, 2017, and did not intend to proceed with another MTO at that time. VEON had submitted an application to the FRA seeking approval for a MTO for any and all shares of GTH not owned by VEON. Cash in the amount of US$987 million, which was pledged as collateral for the MTO, has been released as of March 31, 2018.
Subsequently, on July 2, 2018, VEON submitted an offer to acquire the assets of GTH in Pakistan and Bangladesh for a gross consideration for the equity of US$2,550 million. On October 10, 2018, VEON terminated the offer due to events surrounding the Pakistani Rupee and the reaction to the offer by GTH minority shareholders, which suggested that approval would not have been forthcoming.
On February 10, 2019, VEON submitted a second MTO with the FRA for the purchase of up to 1,997,639,608 shares, representing 42.31% of GTH’s issued shares, at a price of EGP 5.30 per share. The proposed offer price represents a 45.8% premium over GTH’s average three months share price and 50.5% premium over GTH’s average six months share price, respectively, to February 7, 2019. As previously announced, VEON intends to take GTH private following the MTO.

VEON'S Agreement to Sell Pakistan Tower Business Terminated

On September 15, 2018, VEON’s agreement to sell the tower business of its subsidiary in Pakistan, Jazz, was terminated due to the parties failing to receive all required regulatory approvals and the extended long-stop date of September 14, 2018 having passed.

Exit From Euroset Holding N.V. Joint Venture
On July 7, 2017, PJSC VimpelCom, a subsidiary of the Company, entered into a Framework Agreement with PJSC MegaFon (“MegaFon”) to unwind their retail joint venture, Euroset Holding N.V. (“Euroset”). Under the agreement, MegaFon acquired PJSC VimpelCom’s 50% interest in Euroset and PJSC VimpelCom paid RUB 1.20 billion (approximately US$21 million) and acquired rights to 50% of Euroset’s approximately 4,000 retail stores in Russia. The transaction was successfully completed on February 22, 2018 and was accounted for as an asset acquisition, primarily the acquisition of contract-based intangible assets representing the right to use of retail stores.
Euroset Stores Integration and Rebranding into Beeline Monobrand Stores in Russia Completed

The nationwide integration of the Euroset stores under the single brand “Beeline” was completed in August 2018 and 1,540 Euroset stores have been integrated and rebranded into Beeline monobrand stores. The 9M 2018 integration impact on Adjusted EBITDA was RUB 2.2 billion (of which RUB 0.6 billion in Q3 2018) and Beeline expects continued negative impact on Adjusted EBITDA, totalling approximately RUB 3 billion in FY 2018, due to the timing difference between costs associated with running the stores and the anticipated revenue benefits.

IFRS 16 Impact

IFRS 16 replaces the IAS 17 Leases and became effective on January 1, 2019. The new lease standard requires assets leased by the Company to be recognized on the statement of financial position of the Company with a corresponding lease liability. The Company estimates the opening balance of the lease asset and lease liability to amount to approximately US$2 billion with no material impact on opening equity (i.e. an equal increase in assets and liabilities). The amount will be recorded in January 2019. The impact on our 2019 income statement will depend on the development in our lease portfolio throughout 2019, foreign exchange rates, and discount rates that are used to discount future lease payments. As a rule, lease expenses will no longer be recorded in the income statement from January 1, 2019. Instead, new depreciation and interest expenses will be recorded stemming from the newly recognized lease assets and lease liabilities. In addition, leasing expenses will no longer be presented as operating cash outflows in the statement of cash flows, but will be included as part of the financing cash outflow. Interest expenses from the newly recognized lease liability will be presented in the cash flow from operating activities. The expected impact on the group’s 2019 income statement is projected to be approximately US$450 million positive in EBITDA and approximately US$100 million negative in profit before tax. The expected impact on the group’s 2019 statement of cash flows is projected to be approximately US$300 million positive in operating cash flow and approximately US$300 million negative in financing cash flow. The impacts on income statement and cash flow assume no changes to leasing portfolio and no changes to foreign exchange and discount rates.
FACTORS AFFECTING COMPARABILITY AND RESULTS OF OPERATIONS
Pakistan Merger
On July 1, 2016, VEON Ltd., together with its subsidiary GTH, acquired 100% of the voting shares in Warid, a mobile telecommunications provider. VEON Ltd. consolidated Warid financials in the Pakistan segment starting from July 1, 2016, which affects comparability with previous periods.
Economic Trends
As a global telecommunications company with operations in a number of markets, we are affected by a broad range of international economic developments. Unfavorable economic conditions may impact a significant number of our customers, including their spending patterns, both in terms of the products they subscribe for and usage levels. As a result, it may be more difficult for us to attract new customers, more likely that customers will downgrade or disconnect their services and more difficult for us to maintain ARPUs at existing levels. The current difficult economic environment and any future downturns in the economies of markets in which we operate or may operate in the future could also, among other things, increase our costs, prevent us from executing our strategies, hurt our liquidity or to meet unexpected financial requirements. For more information regarding economic trends and how they affect our operations, see Item 3.D. Risk Factors — Market Risks —"The international economic environment could cause our business to decline."
Inflation

Inflation affects the purchasing power of our mass market customers, as well as corporate clients. The Russian, Ukrainian and Uzbekistani currencies, for example, have experienced significant inflation levels in recent years, which has caused the relative values of those currencies to decline. Although the inflation rates have broadly stabilized, economic and political developments may cause inflation rates to rise once again.

Foreign Currency Translation

Our audited consolidated financial statements are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with IAS 21, using the current rate method of currency translation with the U.S. dollar as the reporting currency. The functional currencies of our group are the Russian ruble in Russia, the Pakistani rupee in Pakistan, the Algerian dinar in Algeria, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Uzbekistani som in Uzbekistan.

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

In Ukraine, Kyivstar can only partially expatriate dividends to VEON Ltd. because of restrictions imposed by the National Bank of Ukraine in 2014 to regulate money, credit and currency in Ukraine. Although several of these restrictions were substantially softened and partially abolished, certain restrictions remain in place in order to prevent any negative impact of currency outflow on the financial market. However, we do not expect that these restrictions will have a material impact on our operations. For more information on how our operations can be affected by certain currency risks, see "Item 3—Key Information—D. Risk Factors—Market Risks—We are exposed to foreign currency exchange loss and currency fluctuation and translation risks."
CERTAIN PERFORMANCE INDICATORS
The following discussion provides a description of certain operating data that is not included in our financial statements. We provide this operating data because it is regularly reviewed by our management and our management believes it is useful in evaluating our performance from period to period as set out below. Our management believes that presenting information about Adjusted EBITDA, Adjusted EBITDA Margin, mobile customers, mobile ARPU and mobile data customers is useful in assessing the usage and acceptance of our mobile and broadband products and services. This operating data is unaudited.
For an explanation of how we calculate Adjusted EBITDA and Adjusted EBITDA Margin, please see Explanatory Note — Non-IFRS Financial Measures. For a description of how we define mobile customers, mobile data customers and ARPU, please see the discussion below.
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

RESULTS OF OPERATIONS

	Year ended December 31,
In millions of U.S. dollars	2018	2017*	2016*

Consolidated income statement data:
Service revenue	8,526	9,105	8,553
Sale of equipment and accessories	427	244	184
Other revenue	133	125	148
Total operating revenue	9,086	9,474	8,885

Service costs	(1,701)	(1,879)	(1,769)
Cost of equipment and accessories	(415)	(260)	(216)
Selling, general and administrative expenses	(3,697)	(3,748)	(3,668)
Depreciation	(1,339)	(1,491)	(1,439)
Amortization	(495)	(537)	(497)
Impairment (loss) / reversal	(858)	(66)	(192)
Gain / (loss) on disposals of non-current assets	(57)	(26)	(20)
Gain / (loss) on disposals of subsidiaries	30	-	-
Total operating expenses	(8,532)	(8,007)	(7,801)
Operating profit	554	1,467	1,084

Finance costs	(816)	(935)	(830)
Finance income	67	95	69
Other non-operating losses	(68)	(97)	(82)
Shares of loss of joint ventures and associates	-	(22)	(11)
Impairment of joint ventures and associates	-	(110)	(99)
Net foreign exchange gain	15	(70)	157
Profit / (loss) before tax	(248)	328	288
Income tax expense	(369)	(472)	(635)
Profit / (loss) from continuing operations	(617)	(144)	(347)
Profit/(loss) after tax for the period from discontinued operations	(300)	(390)	979
Gain / (loss) on disposal of discontinued operations	1,279	—	1,788
Profit / (loss) after tax from discontinued operations	979	(390)	2,767
Profit / (loss) for the period	362	(534)	2,420

Attributable to:
The owners of the parent (continuing operations)	(397)	(115)	(439)
The owners of the parent (discontinued operations)	979	(390)	2,767
Non-controlling interest	(220)	(29)	92
	362	(534)	2,420
* Prior year comparatives are represented following the classification of Italy Joint Venture as a discontinued operation and accrual of depreciation changes in Pakistan following the termination of the Deodar transaction.
The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments as well as our Others category. For more information regarding our segments, see Note 2 — Segment Information to our Audited Consolidated Financial Statements attached hereto.
TOTAL OPERATING REVENUE

	Year ended December 31,
In millions of U.S. dollars, includes intersegment revenue	2018	2017	2016

Russia	4,654	4,729	4,097
Pakistan	1,494	1,525	1,295
Algeria	813	915	1,040
Bangladesh	521	574	621
Ukraine	688	622	586
Uzbekistan	315	513	663
Others	601	596	583

Total operating revenue	9,086	9,474	8,885
During the years 2018, 2017 and 2016, we generated revenue from providing telecommunication services through mobile and fixed technologies, as well as selling equipment and accessories.
In 2018, our consolidated total operating revenue decreased by 4% year-on-year primarily due to a decrease of total operating revenue in Uzbekistan due to the translation effect into U.S. dollars as a result of the local currency liberalization in September 2017 resulting in a devaluation of local currency, decreased revenue in Algeria as a result of competitive price pressure in the market and the devaluation of local currency, in Russia due to devaluation of the Russian ruble, in Bangladesh due to continued price erosion and the devaluation of local currency.
In 2017, our consolidated total operating revenue increased by 7% to US$9,474 million compared to US$8,885 million in 2016, primarily as a result of the strengthening of the Russian ruble and full year of Warid consolidation. The increase was partially offset by a decrease in Uzbekistan due to the liberalization of its currency exchange rules resulting in a devaluation of local currency, a decrease in Algeria due to a difficult macroeconomic environment and strong competitive environment and a decrease in Bangladesh due to aggressive price competition in the market and network availability issues.
TOTAL OPERATING EXPENSES
In 2018, our consolidated total operating expenses increased by 7% year-on-year primarily due to the impairment loss of US$781 million related to Algeria, Bangladesh, Armenia, Georgia and Kyrgyzstan cash-generating units (“CGUs”) following a revised cash flow forecasts for those countries.
Our consolidated total operating expenses in 2017 increased by 3% to US$8,007 million compared to US$7,801 million during 2016. The increase was primarily due to increases in service costs and cost of equipment and accessories of US$154 million, in selling, general and administrative expenses of US$80 million as a result of increased personnel costs and in amortization expenses of US$40 million partially as a result of accelerated amortization of brand names in Pakistan and the acquisition of a 4G/LTE license in Pakistan in 2017. The increase was partially offset by a decrease in impairment losses of US$126 million.
ADJUSTED EBITDA

	Year ended December 31,
In millions of U.S. dollars	2018	2017	2016

Russia	1,677	1,788	1,574
Pakistan	714	703	507
Algeria	363	426	547
Bangladesh	183	233	267
Ukraine	387	347	306
Uzbekistan	136	261	395
HQ	(357)	(325)	(421)
Others	170	154	57
Total Adjusted EBITDA	3,273	3,587	3,232
In 2018, our total Adjusted EBITDA decreased by 9% year-on-year mainly due to a decreased service margin driven by a decrease in revenue, as discussed above.
In 2017, our total Adjusted EBITDA increased by 11% to US$ 3,587 million primarily due to the increase in total operating revenue discussed above partially offset by the increase in service costs and selling, general and administrative expenses.
For more information on how we calculate Adjusted EBITDA and for the reconciliation of Adjusted EBITDA to (loss) / profit before tax, the most directly comparable IFRS financial measure, for the years ended December 31, 2018, 2017 and 2016 please refer to Note 2 — Segment Information of our Audited Consolidated Financial Statements attached hereto.
OPERATING PROFIT
In 2018, our consolidated operating profit decreased to US$554 million compared to US$1,467 million in 2017 primarily due to the impairment loss of Algeria, Bangladesh, Armenia, Georgia and Kyrgyzstan and decreased service margin, partially offset by decreased depreciation expenses in Russia and Pakistan resulting from the devaluation of local currencies.
In 2017, our consolidated operating profit increased to US$1,467 million primarily due to increased service margin and decreased impairment losses compared to 2016.
NON-OPERATING PROFITS AND LOSSES
FINANCE COSTS
In 2018, our consolidated finance costs decreased by 13% year-on-year primarily due to lower average debt levels resulting from debt repayments.
In 2017, our consolidated finance costs increased by 13% to US$935 million. The increase was mainly due to the revaluation of the put option liability for Warid in Pakistan.
FINANCE INCOME
In 2018, our consolidated finance income decreased primarily due to lower average cash balances.
Our consolidated finance income increased by 38% to US$95 million in 2017 compared to 2016, primarily due to increased interest from bank deposits.
OTHER NON-OPERATING LOSSES
In 2018, the year-on-year change of other non-operating losses was mainly driven by lower early redemption fees of US$30 million in the year ended December 31, 2018 as compared to US$124 million in the year ended December 31, 2017 and further driven by gains relating to past acquisitions and divestments of US$70 million recorded in the year ended December 31, 2017.
In 2017, we recorded US$97 million in other non-operating losses compared to US$82 million of losses in 2016, an increase of 18%. The change was primarily due to early redemption fees of US$124 million recorded as part of the refinancing activities during 2017, partially offset by a decrease of losses from revaluation of fair value of derivative contracts in 2017.
SHARES OF LOSS OF JOINT VENTURES AND ASSOCIATES
As a result of the classification as assets held for sale and discontinued operation and subsequent sale of VEON’s 50% stake in our Italy Joint Venture, the results from our Italy Joint Venture were classified as profit / (loss) from discontinued operations and therefore we no longer reported any share of loss from joint ventures and associates during the year ended December 31, 2018. We recorded a loss of US$22 million from our investments in joint ventures and associates in 2017 and a loss of US$11 million in 2016 that both represent a share of the loss from the Euroset Joint Venture in Russia.
IMPAIRMENT OF JOINT VENTURES AND ASSOCIATES
In 2018, we recorded no impairment of joint ventures and associates during the year ended December 31, 2018. We recorded US$110 million and US$99 million of impairment related to associates and joint ventures during the year ended December 31, 2017 and year ended December 31, 2016, respectively, each in connection with the investment in Euroset.

NET FOREIGN EXCHANGE (LOSS)/GAIN
In 2018, we recorded a gain of US$15 million from foreign currency exchange in the year ended December 31, 2018 compared to a loss of US$70 million from foreign currency exchange in the year ended December 31, 2017. The change in net foreign exchange result was primarily attributable to higher foreign currency exchange gain related to the Warid non-controlling interest put option liability, non-recurrence of foreign currency exchange loss related to Uzbekistani som depreciation in 2017 and overall lower profit or loss exposure to the Russian ruble.
In 2017, we recorded a loss of US$70 million from foreign currency exchange compared to a gain of US$157 million from foreign currency exchange in 2016. This was primarily driven by appreciation of Russian ruble and depreciation of Uzbekistani som, Bangladeshi taka and Pakistani rupee against the U.S. dollar in 2017.
INCOME TAX EXPENSE
In 2018, our consolidated income tax expense decreased by 22% to US$369 million compared to US$472 million in 2017.
In 2017, our consolidated income tax expense decreased by 26% year-on-year to US$472 million.
For more information regarding the factors affecting our total income tax expenses, please refer to Note 9 — Income Taxes of our Audited Consolidated Financial Statements attached hereto.
PROFIT / (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS
In 2018, the year-on-year change of our profit / (loss) after tax from discontinued operations was primarily attributable to a gain of US$1,279 million from the sale of VEON’s 50% stake in the Italy Joint Venture.
In 2017, our profit / (loss) after tax from discontinued operations was attributable to VEON’s 50% stake in losses from the Italy Joint Venture that was sold in 2018.
In 2016, our consolidated profit / (loss) after tax for the period from discontinued operations was primarily comprised of a non-cash gain on disposal of our Historical WIND Business of US$1,788 million.
PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT FROM CONTINUING OPERATIONS
In 2018, the year-on-year change of our profit / (loss) for the period attributable to the owners of the parent from continuing operations was mainly due to decreased operating profit as discussed above driven by increased impairment loss.
In 2017, our consolidated loss for the period from continuing operations was US$115 million, compared to US$439 million of loss in 2016, primarily as a result of increased operating profit and decreased income tax expenses partially offset by increased financial costs and net foreign exchange losses recognized during 2017.
PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO NON CONTROLLING INTEREST
In 2018, the year-on-year increase of profit / (loss) for the period attributable to non controlling interest was mainly driven by the increase in net loss recognized by GTH in the year ended December 31, 2018.
In 2017, our loss for the period attributable to non-controlling interest was US$29 million compared to a profit of US$92 million in 2016 as a result of loss for the year recognized by GTH in 2017 as compared to a profit recognized by GTH in 2016.
RESULTS OF OUR REPORTABLE SEGMENTS
RUSSIA
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2018	2017	2016	‘17-18 % change	‘16-17 % change

Total operating revenue	4,654	4,729	4,097	-2%	15%
Mobile service revenue	3,679	3,843	3,276	-4%	17%
- of which fixed-mobile convergence (“FMC”)	126	87	23	46%	271%
- of which mobile data	996	1,012	778	-2%	30%
Fixed-line service revenue	566	673	665	-16%	1%
Sales of equipment, accessories and other	410	213	156	92%	37%
Operating expenses	2,977	2,941	2,523	1%	17%
Adjusted EBITDA	1,677	1,788	1,574	-6%	14%
Adjusted EBITDA margin	36.0%	37.8%	38.4%	-1.8pp	-0.6pp

RESULTS OF OPERATIONS IN RUB

	Year ended December 31,
In millions of RUB (except as indicated)	2018	2017	2016	‘17-18 % change	‘16-17 % change

Total operating revenue	291,539	275,887	273,003	6%	1%
Mobile service revenue	230,123	224,186	218,192	3%	3%
- of which FMC	7,942	5,064	1,496	57%	238%
- of which mobile data	62,259	59,041	51,773	5%	14%
Fixed-line service revenue	35,295	39,271	44,418	-10%	-12%
Sales of equipment, accessories and other	26,121	12,430	10,393	110%	20%
Operating expenses	186,822	171,545	168,212	9%	2%
Adjusted EBITDA	104,717	104,342	104,790	0%	0%
Adjusted EBITDA margin	35.9%	37.8%	38.4%	-1.9pp	-0.6pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2018	2017	2016	‘17-18 % change	‘16-17 % change

Mobile
Customers in millions	55.3	58.2	58.3	-5%	0%
Mobile data customers in millions	36.8	38.4	36.6	-4%	5%
ARPU in US$	5.4	5.5	4.6	-2%	19%
ARPU in RUB	336	319	306	5%	4%

TOTAL OPERATING REVENUE
Our total operating revenue in Russia decreased in 2018 by 2% year-on-year due to the devaluation of the Russian ruble.
In local currency terms, total operating revenue increased in 2018 by 6% year-on-year. This was primarily due to an increase of revenue from equipment sales resulting from growth of our mono-brand network and an increase of FMC revenue, which was partially offset by a decrease of fixed-line revenue due to transfer of traffic contracts from Russia to VEON Wholesale Services company, that centrally manages arrangements with international carriers and the devaluation of the Russian ruble.
Our total operating revenue in Russia increased in 2017 by 15% year-on-year to US$4,729 million due to the strengthening of the Russian ruble.
In local currency terms, total operating revenue in Russia increased in 2017 by 1% year-on-year due to increases in service revenue and revenue from sale of equipment and accessories. The 14% growth of mobile data revenue is due to increased penetration of smartphones and customer migration to bundled tariff plans with higher data allowance. We also recorded increased MFS revenue and VAS revenue. This growth was partially offset by a decrease in mobile voice and fixed-line revenue. The mobile voice revenue decrease is due to substitution of voice calls by data-based services and customer migration to new data centric tariff plans. The fixed-line revenue decrease was driven by the reduction of low-marginal wholesale traffic, the effect of the strengthening of the Russian ruble on foreign currency contracts and growing penetration of FMC services in the customer base.
ADJUSTED EBITDA
Our Russia Adjusted EBITDA decreased in 2018 by 6% year-on-year to US$1,677 million, primarily due to the devaluation of the Russian ruble, costs related to mono-brand distribution channel development and increased technical costs due to network growth, which were partially offset by increased device contribution margins.
In local currency terms, our Russia Adjusted EBITDA was broadly stable in 2018 year-on-year.
Our Russia Adjusted EBITDA increased by 14% to US$1,788 million in 2017 year-on-year due to the Russian ruble strengthening. In local currency terms, our Russia Adjusted EBITDA was broadly stable in 2017.
NUMBER OF CUSTOMERS
The number of mobile customers and the number of mobile data customers in Russia decreased in 2018 year-on-year in each case driven by a reduction in sales from inefficient alternative distribution channels, due to Beeline focusing on monobrand distribution.
As of December 31, 2017, we had 58.2 million mobile customers in Russia representing a decrease of 0.3% from 58.3 million mobile customers as of December 31, 2016, due to the impact of the reorganization of distribution channels.
As of December 31, 2017, we had 38.4 million mobile data customers, representing an increase of 5% year-on-year. The increase was mainly due to the increased smartphone penetration in Russia.
ARPU
Our mobile ARPU in Russia decreased by 2% year-on-year to US$5.4, mainly driven by an increase of ARPU in local currency that was fully offset by the devaluation of the Russian ruble. In local currency terms, mobile ARPU in Russia increased by 5% year-on-year to RUB 336 year-on-year mainly driven by increased data revenue per customer.
In 2017, our mobile ARPU in Russia increased by 19% to US$5.5 compared to US$4.6 in 2016, primarily as a result of foreign exchange effects. In local currency terms, mobile ARPU in Russia increased by 4%, due to continued efforts to simplify tariff plans, successful customer base management and increase in penetration of bundled offerings.
PAKISTAN
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2018	2017	2016	‘17-18 % change	‘16-17 % change

Total operating revenue	1,494	1,525	1,295	-2%	18%
Mobile service revenue	1,391	1,418	1,217	-2%	17%
- of which mobile data	311	225	155	38%	45%
Sales of equipment, accessories and other	103	107	78	-4%	37%
Operating expenses	780	822	788	-5%	4%
Adjusted EBITDA	714	703	507	1%	39%
Adjusted EBITDA margin	47.8%	46.1%	39.1%	1.7pp	7.0pp

RESULTS OF OPERATIONS IN PKR

	Year ended December 31,
In millions of PKR (except as indicated)	2018	2017	2016	‘17-18 % change	‘16-17 % change

Total operating revenue	181,722	160,679	135,602	13%	18%
Mobile service revenue	169,277	149,393	127,414	13%	17%
- of which mobile data	38,230	23,743	16,248	61%	46%
Sales of equipment, accessories and other	12,445	11,286	8,188	10%	38%
Operating expenses	94,911	86,583	82,539	10%	5%
Adjusted EBITDA	86,811	74,096	53,063	17%	40%
Adjusted EBITDA margin	47.8%	46.1%	39.1%	1.7pp	7.0pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2018	2017	2016	‘17-18 % change	‘16-17 % change

Mobile
Customers in millions	56.2	53.6	51.6	5%	4%
Mobile data customers in millions	33.0	28.5	25.1	16%	13%
ARPU in US$	2.1	2.2	2.3	-7%	-4%
ARPU in PKR	254	236	245	8%	-4%

TOTAL OPERATING REVENUE
In the year ended December 31, 2018, our Pakistan total operating revenue decreased by 2% year-on-year to US$1,494 million as a result of a devaluation of the local currency partially offset by revenue growth in local currency terms. In local currency terms, our Pakistan total operating revenue increased by 13% as a result of accelerated mobile data revenue growth of 61% year on year, and suspension of taxes collected from customers by mobile operators, which provided the market with additional revenue growth on account of higher usage by customers. The growth in data revenue was driven by the increase in data customers and increased data usage due to higher bundle penetration and continued data network expansion.
In 2017, our Pakistan total operating revenue increased by 18% to US$1,525 million compared to US$1,295 million in 2016, as a result of increased data revenues as a result of the merger with Warid Telecom Pakistan LLC, supported by customer growth. In local currency terms, our Pakistan total operating revenue increased by 18%.
ADJUSTED EBITDA
Our Pakistan Adjusted EBITDA increased by 1% year-on-year to US$714 million in the year ended December 31, 2018 driven by 13% revenue growth in local currency terms, partially offset by devaluation of the local currency and negative impact of sales tax disallowance related to a court decision in the country. In local currency terms, our Pakistan Adjusted EBITDA increased by 17% year-on-year.
In 2017, our Pakistan Adjusted EBITDA increased by 39% year-on-year to US$703 million due to the merger with Warid Telecom Pakistan LLC, higher revenue, synergy effect over operating expenses and a positive impact from a release of historic SIM tax accruals. In local currency terms, our Pakistan Adjusted EBITDA increased by 40%.
NUMBER OF CUSTOMERS
As of December 31, 2018, we had 56.2 million customers in Pakistan, representing an increase of 5% year-on-year driven primarily by a continued increase in customer acquisition combined with lower churn as a result of simplifying prices and more efficient distribution channel management, coupled with better customer retention. Number of mobile data customers increased in 2018 by 16% year-on-year primarily due to customer base migration to bundled tariff plans and 4G/LTE expansion.
As of December 31, 2017, we had 53.6 million customers in Pakistan, representing an increase of 4% from 51.6 million customers as of December 31, 2016, primarily driven by a continued increase of customer acquisition combined with lower churn through focus on price simplicity and efficient distribution channel management. The number of mobile data customers increased in 2017 by 13% year-on-year primarily due to customer base migration to bundled tariff plans and continued network expansion.
ARPU
In the year ended December 31, 2018, our mobile ARPU in Pakistan decreased by 7% year-on-year to US$2.1 driven by a devaluation of the local currency. In local currency terms, mobile ARPU in Pakistan increased by 8% year-on-year to PKR 254 driven by price increase for voice and data services.
In 2017, our mobile ARPU in Pakistan was US$2.2, or PKR 236. Our 2016 mobile ARPU figures in Pakistan are not comparable as 2016 mobile ARPU consists of six months of Mobilink mobile ARPU and six months of Jazz, while 2017 mobile ARPU is derived only from Jazz figures.
ALGERIA
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2018	2017	2016	‘17-18 % change	‘16-17 % change

Total operating revenue	813	915	1,040	-11%	-12%
Mobile service revenue	801	898	1,031	-11%	-13%
- of which mobile data	188	113	73	66%	55%
Sales of equipment, accessories and other	12	17	9	-31%	80%
Operating expenses	449	490	493	-8%	-1%
Adjusted EBITDA	363	426	547	-15%	-22%
Adjusted EBITDA margin	44.7%	46.5%	52.6%	-1.8pp	-6.1pp

RESULTS OF OPERATIONS IN DZD

	Year ended December 31,
In millions of DZD (except as indicated)	2018	2017	2016	‘17-18 % change	‘16-17 % change

Total operating revenue	94,773	101,457	113,727	-7%	-11%
Mobile service revenue	93,409	99,588	112,706	-6%	-12%
- of which mobile data	21,978	12,586	8,006	75%	57%
Sales of equipment, accessories and other	1,364	1,869	1,021	-27%	83%
Operating expenses	52,376	54,301	53,929	-4%	1%
Adjusted EBITDA	42,398	47,156	59,798	-10%	-21%
Adjusted EBITDA margin	44.7%	46.5%	52.6%	-1.7pp	-6.1pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2018	2017	2016	‘17-18 % change	‘16-17 % change

Mobile
Customers in millions	15.8	15.0	16.3	6%	-8%
Mobile data customers in millions	9.2	7.2	7.0	28%	3%
ARPU in US$	4.3	4.8	5.1	-9%	-7%
ARPU in DZD	504	529	562	-5%	-6%

TOTAL OPERATING REVENUE
Our Algeria total operating revenue decreased in 2018 by 11% year-on-year primarily due to decreased mobile ARPU as a result of competitive pressure in the market and the devaluation of local currency. Data revenue growth, however, remained strong due to higher usage and an increase in data customers as a result of the rollout of 3G and 4G/LTE networks. In local currency terms, total operating revenue in Algeria decreased by 7% year-on-year.
In 2017, our total operating revenue in Algeria decreased by 12% year-on-year to US$915 million due to a difficult macroeconomic environment and strong competitive environment. Total operating revenue for the full year 2017 was also affected by the 2017 finance law, effective from January 2017, which increased VAT from 7% to 19% on data services and from 17% to 19% on voice services, and increased taxes on recharges from 5% to 7%. These taxes and recharges were not passed on to customers. In addition, revenue was negatively affected by customer churn, caused by competitive pressure in the market. The competitive pressure also resulted in a rate decrease by Djezzy. Data revenue growth, however, remained strong due to higher usage and an increase in data customers as a result of the rollout of 3G and 4G/LTE networks.
In local currency terms, total operating revenue in 2017 in Algeria decreased by 11% year-on-year.
ADJUSTED EBITDA
In 2018, our Algeria Adjusted EBITDA decreased by 15% year-on-year primarily due to the decrease in total revenues, as discussed above, coupled with effects of the 2017 finance law described above and an increase of technology and personnel costs. In local currency terms, our Algeria Adjusted EBITDA decreased by 10% year-on-year.
In 2017, our Algeria Adjusted EBITDA decreased by 22% to US$426 million in 2017 compared to US$547 million in 2016, primarily due to the decrease in total operating revenues, as discussed above, along with increased personnel costs. In local currency terms, our Algeria Adjusted EBITDA decreased by 21%.
NUMBER OF CUSTOMERS
In 2018, our customer base in Algeria segment increased by 6% year-on-year driven by the success of new prepaid offers and supported by expanded distribution channels. Our mobile data customers in Algeria increased by 28% year-on-year mainly due to the acceleration of 3G and 4G/LTE networks deployment and increased smartphone penetration.
In 2017, the number of customers in our Algeria segment decreased by 8% to 15.0 million as of December 31, 2017 compared to 16.3 million customers as of December 31, 2016. The decrease was mainly due to competitive pressure in the market.
As of December 31, 2017, we had 7.2 million mobile data customers in Algeria, representing an increase of 3% year-on-year and was mainly due to the acceleration of 4G/LTE network deployment and increased smartphone penetration.
ARPU
In the year ended December 31, 2018, our mobile ARPU in Algeria decreased by 9% year-on-year to US$4.3 mainly due to continued and intense price competition and local currency devaluation. In local currency terms, our mobile ARPU in Algeria decreased by 5% year-on-year.
In 2017, our mobile ARPU in Algeria decreased by 7% to US$4.8 compared to US$5.1 in 2016. In local currency terms, our mobile ARPU in Algeria decreased by 6%, mainly due to aggressive price competition and rate decrease by Djezzy.
BANGLADESH
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2018	2017	2016	‘17-18 % change	‘16-17 % change

Total operating revenue	521	574	621	-9%	-7%
Mobile service revenue	504	557	606	-9%	-8%
- of which mobile data	87	78	63	11%	25%
Sales of equipment, accessories and other	17	17	15	0%	15%
Operating expenses	338	341	353	-1%	-3%
Adjusted EBITDA	183	233	267	-21%	-13%
Adjusted EBITDA margin	35.2%	40.6%	43.1%	-5.4pp	-2.5pp

RESULTS OF OPERATIONS IN BDT

	Year ended December 31,
In millions of BDT (except as indicated)	2018	2017	2016	‘17-18 % change	‘16-17 % change

Total operating revenue	43,653	46,471	48,687	-6%	-5%
Mobile service revenue	42,211	45,072	47,506	-6%	-5%
- of which mobile data	7,250	6,308	4,909	15%	29%
Sales of equipment, accessories and other	1,442	1,399	1,181	3%	18%
Operating expenses	28,306	27,630	27,723	2%	0%
Adjusted EBITDA	15,347	18,841	20,964	-19%	-10%
Adjusted EBITDA margin	35.2%	40.5%	43.1%	-5.4pp	-2.5pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2018	2017	2016	‘17-18 % change	‘16-17 % change

Mobile
Customers in millions	32.3	31.3	30.4	3%	3%
Mobile data customers in millions	19.6	16.9	14.9	16%	13%
ARPU in US$	1.3	1.5	1.6	-12%	-7%
ARPU in BDT	110	121	126	-9%	-4%

TOTAL OPERATING REVENUE
In 2018, our Bangladesh total operating revenue decreased by 9% year-on-year primarily due to continued price erosion and the devaluation of local currency. The market remains characterized by intense price competition. In local currency terms, total operating revenue in Bangladesh decreased by 6% year-on-year.
In 2017, our Bangladesh total operating revenue decreased by 7% to US$574 million in 2017 compared to US$621 million in 2016. The main operational focus in 2017 was on restoring network availability and addressing the 3G gap vis-à-vis the competition, and on customer acquisition following the completion of the government-mandated SIM re-verification program. In 2017, total operating revenue in Bangladesh was impacted by aggressive price competition in the market and network availability. In local currency terms, total operating revenue in Bangladesh decreased by 5%.
ADJUSTED EBITDA
In 2018, our Bangladesh Adjusted EBITDA decreased by 21% year-on-year due to lower revenue, as discussed above, and a significant increase of network-related costs along with increased personnel costs. In local currency terms, our Bangladesh Adjusted EBITDA decreased by 19% year-on-year.

In 2017, our Bangladesh Adjusted EBITDA decreased by 13% to US$233 million in 2017 compared to US$267 million in 2016 due to lower revenue, as discussed above, and higher network costs, partially offset by lower personnel costs. In local currency terms, our Bangladesh Adjusted EBITDA decreased by 10% year-on-year.
NUMBER OF CUSTOMERS
In 2018, the number of customers in our Bangladesh segment increased by 3% year-on-year to 32.3 million. The increase was mainly due to acquisition campaigns coupled with simplified offers. The number of mobile data customers increased by 16% year-on-year due to increased efforts to attract new customers, successful targeting of voice-only customers for data services and network expansion with the acquisition of additional spectrum and 4G/LTE license in the first quarter of 2018.
In 2017, the number of customers in our Bangladesh segment increased to 31.3 million as of December 31, 2017 compared to 30.4 million customers as of December 31, 2016. The 3% increase was mainly due to intensive acquisition and retention campaigns. In 2017, we had 16.9 million mobile data customers in Bangladesh, representing an increase of 13% year-on-year, mainly due to increased smart-phone penetration.
ARPU
In 2018, our mobile ARPU in Bangladesh decreased by 12% year-on-year to US$1.3 mainly due to aggressive pricing in the market and lower minutes of use ("MOU") due to increased OTT services usage. In local currency terms, mobile ARPU in Bangladesh decreased by 9% to BDT 110 year-on-year.
In 2017, our mobile ARPU in Bangladesh decreased by 7% to US$1.5 as compared to 2016. In local currency terms, mobile ARPU in Bangladesh decreased in 2017 by 4% mainly due to aggressive pricing in the market and lower traffic due to network availability.

UKRAINE
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2018	2017	2016	‘17-18 % change	‘16-17 % change

Total operating revenue	688	622	586	11%	6%
Mobile service revenue	641	577	542	11%	6%
- of which mobile data	263	154	95	71%	62%
Fixed-line service revenue	44	43	41	4%	3%
Sales of equipment, accessories and other	3	3	2	25%	20%
Operating expenses	301	276	280	9%	-1%
Adjusted EBITDA	387	347	306	12%	13%
Adjusted EBITDA margin	56.3%	55.7%	52.3%	0.5pp	3.4pp

RESULTS OF OPERATIONS IN UAH

	Year ended December 31,
In millions of UAH (except as indicated)	2018	2017	2016	‘17-18 % change	‘16-17 % change

Total operating revenue	18,719	16,542	14,960	13%	11%
Mobile service revenue	17,421	15,338	13,851	14%	11%
- of which mobile data	7,177	4,103	2,429	75%	69%
Fixed-line service revenue	1,206	1,132	1,052	7%	8%
Sales of equipment, accessories and other	93	72	57	28%	26%
Operating expenses	8,190	7,321	7,149	12%	2%
Adjusted EBITDA	10,529	9,221	7,811	14%	18%
Adjusted EBITDA margin	56.2%	55.7%	52.2%	0.5pp	3.5pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2018	2017	2016	‘17-18 % change	‘16-17 % change

Mobile
Customers in millions	26.4	26.5	26.1	-1%	2%
Mobile data customers in millions	14.8	12.5	11.2	18%	11%
ARPU in US$	2.0	1.8	1.7	11%	4%
ARPU in UAH	54	48	44	13%	8%

TOTAL OPERATING REVENUE
In 2018, our Ukraine total operating revenue increased by 11% year-on-year to US$688 million in the year ended December 31, 2018. The increase was primarily due to strong growth in mobile service revenue, driven by successful commercial activities stimulated by the continued 3G roll-out and increased penetration of data-centric tariffs, as well as the continued strong growth of mobile data customers and data consumption. The increase was partially offset by a continuous decrease of voice service revenue. In local currency terms, our Ukraine total operating revenue increased by 13% year-on-year.
In 2017, our Ukraine total operating revenue increased by 6% to US$622 million in 2017 compared to US$586 million in 2016. The increase was primarily due to strong growth in mobile service revenue, driven by successful commercial activities stimulated by the continued 3G roll-out and increased penetration of data-centric tariffs, continued strong growth of mobile data customers and data consumption. The increase was partially decreased by devaluation of Ukrainian hryvnia during 2017. In local currency terms, our Ukraine total operating revenue in 2017 increased by 11%.

ADJUSTED EBITDA
In 2018, our Ukraine Adjusted EBITDA increased by 12% year-on-year to US$387 million in the year ended December 31, 2018, primarily due to higher revenues, as discussed above. In local currency terms, our Ukraine Adjusted EBITDA increased by 14% year-on-year.
In 2017, our Ukraine Adjusted EBITDA increased by 13% to US$347 million in 2017 compared to US$306 million in 2016. In local currency terms, our Ukraine Adjusted EBITDA increased by 18% in 2017 compared to the previous year, primarily due to higher revenues, as discussed above, and lower interconnection costs partially offset by an increase in roaming costs, commercial costs driven by higher customer acquisition and structural operating expenses, such as license and frequency fees.
NUMBER OF CUSTOMERS
As of December 31, 2018, we had 26.4 million mobile customers in Ukraine representing a decrease of 1% year-on-year. The decrease was primarily a result of additional repricing and double-sim usage decline in the market. The number of our mobile data customers in Ukraine increased by 18% year-on-year mainly due to an increased sales focus on new and voice-only customers.
As of December 31, 2017, we had approximately 26.5 million mobile customers in Ukraine compared to 26.1 million mobile customers as of December 31, 2016, representing an increase of 2%, as a result of increased gross additions and improved churn.
ARPU
In the year ended December 31, 2018, our mobile ARPU in Ukraine increased by 11% to US$2.0 compared to the year ended December 31, 2017. In local currency terms, mobile ARPU in Ukraine increased in the year ended December 31, 2018 by 13% to UAH 54 compared to UAH 48 in the year ended December 31, 2017 driven by the factors affecting revenue described above.
In 2017, our mobile ARPU in Ukraine increased by 4% to US$1.8 compared to 2016. In local currency terms, mobile ARPU in Ukraine increased in 2017 by 8% to UAH 48 compared to UAH 44 in 2016 driven by higher revenue as described above.
UZBEKISTAN
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2018	2017	2016	‘17-18 % change	‘16-17 % change

Total operating revenue	315	513	663	-39%	-23%
Mobile service revenue	312	509	659	-39%	-23%
- of which mobile data	108	128	152	-16%	-16%
Fixed-line service revenue	2	3	4	-35%	-26%
Sales of equipment, accessories and other	0	1	0	-22%	174%
Operating expenses	178	252	268	-29%	-6%
Adjusted EBITDA	136	261	395	-48%	-34%
Adjusted EBITDA margin	43.3%	50.9%	59.6%	-7.6pp	-8.7pp

RESULTS OF OPERATIONS IN UZS

	Year ended December 31,
In millions of UZS (except as indicated)	2018	2017	2016	‘17-18 % change	‘16-17 % change

Total operating revenue	2,537,768	2,341,828	1,967,042	8%	19%
Mobile service revenue	2,516,756	2,323,177	1,953,182	8%	19%
- of which mobile data	871,670	585,059	452,160	49%	29%
Fixed-line service revenue	17,390	15,036	13,241	16%	14%
Sales of equipment, accessories and other	3,622	3,615	619	0%	484%
Operating expenses	1,439,916	1,181,702	793,775	22%	49%
Adjusted EBITDA	1,097,852	1,160,126	1,173,267	-5%	-1%
Adjusted EBITDA margin	43.3%	49.5%	59.6%	-6.3pp	-10.1pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2018	2017	2016	‘17-18 % change	‘16-17 % change

Mobile
Customers in millions	9.1	9.7	9.5	-6%	2%
Mobile data customers in millions	5.5	5.0	4.6	10%	10%
ARPU in US$	2.8	4.4	5.6	-38%	-22%
ARPU in UZS	22,177	20,126	16,664	10%	21%

TOTAL OPERATING REVENUE
In 2018, our Uzbekistan total operating revenue decreased by 39% year-on-year to US$315 million in the year ended December 31, 2018, primarily as a result of the liberalization of the currency exchange rules by the government of Uzbekistan and the resetting in September 2017 of the official exchange rate at 8,100 Uzbekistani som per U.S. dollar, which represented nearly a halving of the value of the Uzbekistani som to the U.S. dollar. In Uzbekistan, our tariff plans were pegged to the U.S. dollar until September 5, 2017. Since September 5, 2017, our tariff plans are denominated in Uzbekistani soms.
In local currency terms, our Uzbekistan total operating revenue in 2018 increased by 8% year-on-year, mainly as a result of the increased tariffs in Uzbekistani som and successful marketing activities, together with increased mobile data revenue. Mobile data revenue increased by 49% year-on-year in local currency terms, driven by the rollout of additional mobile data networks, increased smartphone and bundled offering penetration.
In 2017, our Uzbekistan total operating revenue decreased by 23% to US$513 million compared to US$663 million in 2016. In Uzbekistan, our tariff plans were pegged to the U.S. dollar until September 5, 2017. In local currency terms, our Uzbekistan total operating revenue increased by 19%, mainly as a result of the increased tariffs in Uzbekistani som resulting from the appreciation of U.S. dollar against the local currency and successful marketing activities, together with increased mobile data revenue, interconnect services and value added services. Mobile data revenue increased by 29%, driven by additional investment in 3G and LTE networks, data centric bundled offerings with increased smartphone penetration.
ADJUSTED EBITDA
In 2018, our Uzbekistan Adjusted EBITDA decreased by 48% year-on-year to US$136 million in the year ended December 31, 2018, primarily due to the currency regime developments discussed above.
In local currency terms, in the year ended December 31, 2018, our Uzbekistan Adjusted EBITDA decreased by 5% year-on-year, mainly driven by external factors such as the increase in customer tax, which doubled to UZS 4,000 per customer per month from January 1, 2018, increase of technology related costs and the negative impact of the reduction in mobile termination rates, which in each case was partially offset by the revenue increase in local currency terms discussed above.

In 2017, our Uzbekistan Adjusted EBITDA decreased by 34% to US$261 million compared to US$395 million in 2016, primarily due to significant customer tax growth and local currency devaluation. In local currency terms, in 2017, our Uzbekistan Adjusted EBITDA decreased by 1% compared to 2016, primarily due higher interconnect costs as a result of both higher off-net usage and a negative currency effect together with increases in content costs, commercial costs and structural opex, mainly due to higher taxes and other regulatory driven expenses.
NUMBER OF CUSTOMERS
As of December 31, 2018, the number of mobile customers in our Uzbekistan segment increased driven by a clean-up of non-active customers. The number of our mobile data customers in Uzbekistan increased in 2018 by 10% to 5.5 million, primarily due to a strengthening of the data network which allowed increased penetration of smartphones and bundled offerings.
As of December 31, 2017, we had 9.7 million mobile customers in our Uzbekistan segment compared to 9.5 million mobile customers as of December 31, 2016, which, on an unrounded basis was largely stable. We also had 5.0 million mobile data customers in 2017 in Uzbekistan representing an increase of 10% year-on-year primarily due to data network strengthening, increased penetration of smartphones and bundled offerings.
ARPU
In 2018, our mobile ARPU in Uzbekistan was US$2.8 compared to US$4.4 in 2017, representing a decrease of 38% year-on-year due to the currency regime developments discussed above. In local currency terms, mobile ARPU in Uzbekistan increased by 10% year-on-year, primarily for the reasons described above with respect to the increase in total operating revenue in local currency terms.
In 2017, our mobile ARPU in Uzbekistan decreased by 22% to US$4.4 compared to US$5.6 in 2016. In local currency terms, mobile ARPU in Uzbekistan increased by 21% to UZS 20,126 in 2017 compared to UZS 16,664 in 2016 mainly due to the reasons described above with respect to total operating revenue.
HQ
Our HQ Adjusted EBITDA was negative US$357 million in 2018, compared to negative US$325 million in 2017, primarily driven by the effect of one-off gain from vendor agreement of US$106 million recorded in 2017, partially offset by decreased personnel costs.
Our HQ Adjusted EBITDA was negative US$325 million in 2017, compared to negative US$421 million in 2016, primarily driven by performance transformation costs and a one-off gain of $106 million recognized due to an adjustment to a vendor agreement in 2017.
LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL
Working capital is defined as current assets less current liabilities.
As of December 31, 2018, we had negative working capital of US$1,316 million, compared to negative working capital of US$716 million as of December 31, 2017. The change was primarily due to long term borrowings becoming closer to their maturity and hence being reclassified as current liabilities, which was partly offset by increase of cash and cash equivalent holdings.
Our working capital is monitored on a regular basis by management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our present requirements.
In Algeria, under the terms of a shareholder agreement between Global Telecom Holding S.A.E., the Fonds National d'Investissement and others, our operating company may only distribute 42.5% of its net profit for a given financial year without receiving an approval from a qualified majority of its board. This effectively creates a restriction on the ability of Global Telecom Holding S.A.E. to freely distribute the accumulated retained earnings of our operating company in Algeria.

CONSOLIDATED CASH FLOW SUMMARY
For more details, see Consolidated Statement of Cash Flows in our Audited Consolidated Financial Statements.
OPERATING ACTIVITIES
In 2018, net cash flows from operating activities increased to US$2,515 million from US$2,475 million in 2017. The increase was mainly due to decreased investments in working capital (excluding cash and cash equivalent) and decreased interest payments, which was partially offset by a decrease of Adjusted EBITDA in 2018.
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
INVESTING ACTIVITIES
In 2018, our total payments for the purchase of property, equipment and intangible assets amounted to US$1,948 million compared to US$2,037 million in 2017. The decrease was primarily connected to different phasing in acquisitions of network equipment.
During the year ended December 31, 2018, we received US$2,830 million for the sale of our 50% stake in the Italy Joint Venture and US$1,034 million from deposit accounts, primarily relating to the US$987 million pledged as collateral for the Mandatory Tender Offer (“MTO”) that was withdrawn on April 2, 2018. For further information, please refer to Note 10 — Significant Transactions of our Audited Consolidated Financial Statements attached hereto.
During 2017, our total payments for purchases of property and equipment, intangible assets, software and other assets were US$2,037 million compared to US$1,651 million during 2016. The increase was primarily due to increased capital expenditures in Pakistan as a result of full year consolidation of Warid, partially offset by decreased capital expenditures in Uzbekistan, Algeria and HQ. No cash flow from investing activities from discontinued operation was recorded in 2017. In addition, a cash balance of US$987 million was pledged as collateral for the MTO for the purchase of shares of GTH. For further details, see Note 5 — Other Non-Operating Losses, Net and Note 16 — Financial Assets and Liabilities to our Audited Consolidated Financial Statements.
FINANCING ACTIVITIES
In 2018, net cash outflow used in financing activities was US$3,916 million compared to net cash outflow of US$733 million in 2017. The change of net cash flows from financing activities was mainly driven by the net repayment of borrowings during the year ended December 31, 2018.
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
INDEBTEDNESS
As of December 31, 2018, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$7,298 million, compared to US$11,103 million as of December 31, 2017. As of December 31, 2018, our debt includes overdrawn bank accounts related to cash-pooling program of US$17 million.
As of December 31, 2018, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (US$ mln)	Maturity date
VEON Holdings B.V.	Loan from Sberbank	10.0000%	RUB	95,000	1,367	19.05.2022
VEON Holdings B.V.	Loan from Alfa Bank	8.8%	RUB	17,500	252	30.08.2022
VEON Holdings B.V.	Loan from VTB	8.75%	RUB	30,000	432	30.08.2022
VEON Holdings B.V.	Notes	5.2000%	US$	571	571	13.02.2019
VEON Holdings B.V.	Notes	3.9500%	US$	600	600	16.06.2021
VEON Holdings B.V.	Notes	7.5043%	US$	417	417	01.03.2022
VEON Holdings B.V.	Notes	5.9500%	US$	529	529	13.02.2023
VEON Holdings B.V.	Notes	4.9500%	US$	533	533	17.06.2024
TOTAL VEON Holdings B.V.					4,701

GTH Finance B.V.	Notes	6.2500%	US$	500	500	26.04.2020
GTH Finance B.V.	Notes	7.2500%	US$	700	700	26.04.2023
TOTAL GTH Finance B.V.					1,200

PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	US$	262	262	02.02.2021
PJSC VimpelCom	Other PJSC VimpelCom				64
TOTAL PJSC VimpelCom					326

Pakistan Mobile Communications Limited	Sukuk Certificates	3 months KIBOR + 0.88%	PKR	2,300	16	20.12.2019
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.90%	PKR	2,667	19	23.12.2020
Pakistan Mobile Communications Limited	Loan from ING Bank N.V.	6 month LIBOR plus 1.9%	US$	137	137	31.12.2020
Pakistan Mobile Communications Limited	Loan from MCB Bank Limited	6 months KIBOR + 0.8%	PKR	10,667	76	23.12.2020
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.35%	PKR	5,463	39	29.06.2022
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6.2100%	PKR	4,848	35	31.12.2023
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	7.0300%	PKR	3,213	23	31.12.2023
Pakistan Mobile Communications Limited	Syndicated loan via MCB Bank Limited	6 months KIBOR + 0.35%	PKR	17,000	122	29.06.2022

Pakistan Mobile Communications Limited	Other Pakistan Mobile Communications Limited				74
TOTAL Pakistan Mobile Communications Limited					541

Banglalink Digital Communications Ltd.	Senior Notes	8.6250%	US$	300	300	06.05.2019
Banglalink Digital Communications Ltd.	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	9,092	109	24.12.2022
Banglalink Digital Communications Ltd.	Syndicated Loan Facility	Average bank deposit rate + 3.0%	BDT	3,140	37	24.12.2020
TOTAL Banglalink Digital Communications Ltd.					446

Optimum Telecom Algérie S.p.A.	Syndicated Loan Facility	Bank of Algeria Re-Discount Rate + 2.0% (floor 5.5%)	DZD	7,500	64	30.12.2019
TOTAL Optimum Telecom Algérie S.p.A.					64

Other entities	Cash-pool overdrawn accounts*				17
Other loans, equipment financing and lease obligations					3
Total VEON consolidated					7,298
* As of December 31, 2018, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by US$ 17 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt.
For additional information on our outstanding indebtedness, please refer to Note 16 — Financial Assets and Liabilities of our Audited Consolidated Financial Statements attached hereto. For a description of some of the risks associated with certain of our indebtedness, see “Item 3D. Risk Factors — Liquidity and Capital Risks — Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital.”
FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
Telecommunications service providers require significant amounts of capital to construct networks and attract customers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.
In 2018, our capital expenditures excluding licenses were US$1,415 million compared to US$1,460 million in 2017. The decrease in capital expenditures excluding licenses was primarily due to a decrease of capital expenditures in Pakistan, Algeria and Uzbekistan.
In 2017, our capital expenditures excluding licenses was US$1,460 million in 2017 compared to US$1,592 million in 2016.
We expect that our capital expenditures excluding licenses in 2019 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE and 3G networks in Russia, Algeria, Bangladesh, Pakistan and Ukraine. We expect that these expenditures will continue to be significant in 2019.
Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	Cash we currently hold;

•	Operating cash flows;

•	Export credit agency guaranteed financing;

•	Borrowings under bank financings, including credit lines currently available to us;

•	Syndicated loan facilities; and

•	Issuances of debt securities on local and international capital markets.
As of December 31, 2018, we had an undrawn amount of US$1,790 million under existing credit facilities.
Management expects that positive cash flows from our current operations will continue to provide us with internal sources of funds. The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets.
Our future cash needs are subject to significant uncertainties. For instance, we are exposed to the impact of future exchange rates on our U.S. dollar denominated debt obligations and future requirements for U.S. dollar denominated capital expenditures, which are generally funded by functional currency cash flows of our subsidiaries. Remittances from our subsidiaries may also be restricted by local regulations or subject to material taxes when remitted. In addition, we have recently had material cash outflows with respect to the agreements with the SEC, DOJ and OM. Despite these uncertainties, we believe that our cash flows from operations and other sources of funds described above will be sufficient to meet our short term and foreseeable long-term cash requirements.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
For information on quantitative and qualitative disclosures about market risk see Item 11 — Quantitative and qualitative disclosures about market risk.
CONTRACTUAL OBLIGATIONS
 As of December 31, 2017, we had the following contractual obligations:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Bank loans and bonds	1,697	3,866	2,642	579	8,784
Non-cancellable lease obligations	102	211	139	180	632
Purchase obligations	456	4	—	—	460

Total financial liabilities, net of derivative assets	2,255	4,081	2,781	759	9,876
For the description of the contractual obligations please refer to Note 4 — Selling, General and Administrative Expenses, Note 12 — Property and Equipment, Note 13 — Intangible Assets and Note 16 — Financial assets and liabilities of our Audited Consolidated Financial Statements attached hereto.
RESEARCH AND DEVELOPMENT
We now have the capacity to launch 4G/LTE in each of our reportable segments. We have acquired new spectrum in several operating companies to boost our network capacity, enhance spectral efficiency and enable the launch of new Radio Access Networks Technologies. For example, we have migrated old solutions for fixed wireless replacement to 4G/LTE solutions in the 450 MHz band in Armenia. In Russia, we are working closely with a number of vendors to undertake joint research and testing of technologies, with a focus on 5G, LTE Advanced Pro and LTE-unlicensed technology. For a discussion of the risks associated with new technology, see Item 3.D. Risk Factors — Market Risks — "Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially harm our business."

OFF-BALANCE SHEET ARRANGEMENTS
We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
RELATED PARTY TRANSACTIONS
We have entered into transactions with related parties and affiliates. See "Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions" and Note 22 — Related Parties to our Audited Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
As of March 1, 2019, our directors, their respective ages and positions were as follows:

Name	Age	Position
Ursula Burns	60	Chairman of Board of Directors
Guillaume Bacuvier	46	Director
Osama Bedier	43	Director
Mikhail M. Fridman	54	Director
Gennady Gazin	54	Director
Andrei Gusev	46	Director
Gunnar Holt	64	Director
Sir Julian Horn-Smith	70	Director
Robert Jan van de Kraats	58	Director
Guy Laurence	57	Director
Alexander Pertsovsky	50	Director
The members of our current board of directors were elected at the July 30, 2018 annual general meeting of shareholders in accordance with our bye-laws and will serve until the next annual general meeting, unless any members are removed from office or their offices are vacated in accordance with our bye-laws.
On July 30, 2018, we amended and restated our bye-laws to, among other things, eliminate our two-tier board structure. As a result, we have a board of directors and a management advisory committee known as the Group Executive Committee. The Group Executive Committee is currently comprised of VEON Ltd.’s Chief Executive Officer and Chairman, Chief Operating Officer, Chief Financial Officer, Group General Counsel, Chief Technology Officer, Chief People Officer, Chief Compliance Officer, and Chief Strategy Officer, as well as the Chief Executive Officers of each of Mobilink in Pakistan, of Kyivstar in Ukraine and of Beeline in Russia. The group executive committee is focused on the management of the business affairs of VEON Ltd. and its subsidiaries as a whole, including execution of the group’s competitive strategy, driving financial performance and overseeing and coordinating group-wide initiatives.
As of March 1, 2019, the members of our group executive committee, their respective ages and positions were as follows:

Name	Age	Position
Ursula Burns	60	Group Chief Executive Officer
Trond Odegard Westlie	57	Group Chief Financial Officer
Kjell Morten Johnsen	51	Group Chief Operations Officer
Scott Dresser	51	Group General Counsel
Joshua Drew	51	Group Chief Compliance Officer
Alex Kazbegi	56	Group Chief Strategy Officer
Yogesh Malik	46	Group Chief Technology Officer
Jacky Simmonds	55	Group Chief People Officer
Aamir Ibrahim	50	CEO Jazz (Pakistan)
Oleksandr Komarov	46	CEO Kyivstar (Ukraine)
Vasyl Latsanych	46	CEO VimpelCom Russia (Beeline Brand)
Board of Directors
Ursula Burns has served as the Chairman of the VEON Ltd. Board of directors since July 2017. In March 2018, Ursula Burns was appointed as Executive Chairman of the company, and in December 2018, Ursula Burns was appointed as Chairman and CEO of the company. Ms. Burns serves as Director of Exxon Mobil, Nestlé and Uber Technologies and has previously served as Chairman and Chief Executive Officer of Xerox Corporation, from 2010 to 2017 and 2009 to 2016, respectively. Ms. Burns was appointed by US President Barack Obama to help lead the White House national program on Science, Technology, Engineering and Math (STEM) from 2009 to 2016 and she served as chair of the President’s Export Council from 2015 to 2016 after service as vice chair from 2010 to 2015. She also provides leadership counsel to several other community, educational and non-profit organizations including the Ford Foundation, the Massachusetts Institute of Technology (MIT) Corporation, Cornell Tech Board of Overseers and the New York City Ballet among others. Ms. Burns is a member of the National Academy of Engineers and the American Academy of Arts and Sciences. Ms. Burns holds a master’s degree in mechanical engineering from Columbia University and a bachelor’s in mechanical engineering from Polytechnic Institute of New York University.
Guillaume Bacuvier has been a director of VEON Ltd. since July 2018. Mr. Bacuvier is serving as the chairman of VEON Ltd.'s compensation committee and as a member of its digital and innovation committee. Mr. Bacuvier has served as the Chief Executive Officer of Dunnhumby Limited, a global provider of customer data science, since 2017. From 2007 to 2017, Mr. Bacuvier held a number of senior positions at Google: Vice President of Advertising Solutions, EMEA (2015-2017); Managing Director, Products, Solutions & Innovations, Southern & Eastern Europe, Middle East & Africa (2011-2014); Director of Mobile Sales & Operations, Southern & Eastern Europe, Middle East and Africa (2010-2011); Head of Global Key Accounts, Technology (2007-2010); and Head of Industry Marketing, Technology EMEA (2006). Prior to Google, Mr. Bacuvier was with global mobile telecommunications provider Orange from 2005 to 2006 and with technology strategy consulting firm Booz Allen Hamilton from 1998 to 2005. Mr. Bacuvier holds an M.B.A from INSEAD-Europe Campus, a master’s degree in telecommunications from Telecom ParisTech and a bachelor’s degree from École Polytechnique de Paris.
Osama Bedier has been a director of VEON Ltd. since July 2018. Mr. Bedier is a member of VEON Ltd.'s digital and innovation committee. Mr. Bedier is the founder and Chief Executive Officer of Poynt, which develops and markets a credit card processing terminal for small businesses. Mr. Bedier also serves on the Boards of QIWI, WePay and PayRange. Prior to founding Poynt, Mr. Bedier served as the Vice President of Payments at Google from 2011 to 2013, where he created Google Wallet. Prior to Google, Mr. Bedier spent nine years running product and engineering at PayPal. He has also held engineering leadership roles at eBay, Gateway Computers and AT&T Wireless. Mr. Bedier holds a bachelor’s degree in computer science from University of California, Riverside.
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
Gennady Gazin has been an alternate director of VEON Ltd. since October 2014 and a director of VEON Ltd. since June 2015. Mr. Gazin is serving as chairman of VEON Ltd.’s nominating and corporate governance committee and as a member of its audit and risk committee. He served as chairman of its special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities until its dissolution on August 3, 2016. Mr. Gazin currently serves as an Affiliate Partner at Lindsay Goldberg, a New York based private equity firm; Director at GeoAlliance, an oil and gas production company; and Chairman of the Board at Genesis Philanthropy Group. From 2007 to 2012, Mr. Gazin served as CEO of EastOne, an international investment advisory group. Prior to EastOne, Mr. Gazin worked at McKinsey & Company’s New York and Moscow offices for 14 years, during which time he was an active member of the Telecommunications practice and also served as the Senior Partner responsible for McKinsey’s CIS practice. Mr. Gazin started his professional career as a systems and telecommunications engineer at Bell Communications Research/Tellcordia and General Dynamics in the USA. Mr. Gazin received a bachelor’s degree in Electrical Engineering from Cornell University in 1987, a master’s degree in Electrical Engineering from Stanford University in 1988 and an M.B.A. from the Wharton School of Business at the University of Pennsylvania in 1993.
Andrei Gusev has been a director of VEON Ltd. since April 2014. Mr. Gusev is serving as chairman of VEON Ltd.’s finance committee and as a member of its nominating and corporate governance committee. Mr. Gusev is a senior partner at LetterOne Telecom (UK) LLP, joining in 2014, and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was Chief Executive Officer of X5 Retail Group N.V. from 2011 to 2012 and prior to that, from 2006 to 2010, served as its Director of Business Development and M&A. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received an M.B.A. from the Wharton School at the University of Pennsylvania in 2000 and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994.
Gunnar Holt has been a director of VEON Ltd. since June 2015. Mr. Holt is serving as a member of VEON Ltd.’s audit and risk committee, of its finance committee and of its compensation committee. Mr. Holt was a Senior Advisor at Telenor ASA from 2006 to 2017 and previously served as Group Finance Director. From 1995 to 1999, he worked at Aker ASA and Aker RGI ASA, serving as Executive Vice President and CFO. From 1986 to 1995, he held various leadership positions in the Aker Group, including Deputy President of Norwegian Contractors AS, Executive Vice President and Chief Financial Officer of Aker Oil and Gas Technology AS, President of Aker Eiendom AS, and Finance and Accounting Director of Aker Norcem AS. From 1978 to 1986, he served as Executive Officer and Special Advisor in the Norwegian Ministry of Petroleum and Energy. Mr. Holt holds a Doctor of Business Administration degree and Advanced Postgraduate Diploma in Management Consultancy from Henley Management Collage, Brunel University, in the United Kingdom; an M.B.A. from the University of Queensland in Australia, and an M.B.A. in finance from the University of Wisconsin. He also received a Diplomøkonom from The Norwegian School of Management. Mr. Holt has served on a number of corporate boards.
Sir Julian Horn-Smith has been a director of VEON Ltd. since July 2014. Sir Julian is a member of VEON Ltd.'s nominating and corporate governance committee. Sir Julian served as a member of VEON Ltd.’s special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities until its dissolution on August 3, 2016. Sir Julian is active in the global telecommunications sector as a Senior Advisor to UBS Investment Bank, in London and Senior Advisor to CVC (Telecoms and Media). He also serves as an advisor to LetterOne. Sir Julian previously served as Senior Advisor to the Etisalat Group board from 2011 to 2014. Sir Julian was a member of the founding management team of Vodafone Group Plc. He retired from Vodafone in July 2006, where he held a number of senior positions, including Deputy Chief Executive Officer and member of the board. He currently serves as a member of the board of Digicel, a Caribbean and Pacific operator. Sir Julian is also Chairman of eBuilder, based in Sweden. He is a Pro Chancellor at Bath University and chairs the University’s School of Management Advisory Board. He is the Founder and Co-Chair of The TATLIDiL Conference (British and Turkish Conference). During his career in international telecommunications, Sir Julian has served as Chair of both the Mannesmann Supervisory and Management boards, as well as a Director on a number of company boards, including Lloyds Banking Group plc, Smiths Group, China Mobile, eAccess in Japan, De la Rue plc, Verizon Wireless and SFR in France. Sir Julian earned a Bachelor of Science in economics from University of London in 1970 and a Master of Science from University of Bath in the United Kingdom in 1979.
Mr. Robert Jan van de Kraats RA (Chartered Accountant) has been a director of VEON Ltd. since July 2018. He has served as the chairman of VEON Ltd.'s audit and risk committee. He was appointed as Chairman of the Board of TMF Group, a global provider of payroll, accounting, corporate secretarial and alternative investment services earlier this year. He has served as a non-executive director / supervisory board director with Royal Schiphol NV, an aviation company majority held by the Dutch state, since 2015 and OCI NV, a fertilizer and chemicals company, since 2014. In addition, he has served as an advisor to the Dutch Authority for the Financial Markets (AFM) and privately held retailer SuitSupply. He previously served as the Chief Financial Officer and a member of the Executive Board of Randstad Holding NV from 2001 to 2018, serving as the Vice Chairman of the Executive Board from 2006-2018, and was responsible for finance, information technology, shared service centers, merger and investor relations business functions. During his tenure at Randstad he also served as COO and was operationally responsible for businesses located in Japan India, China, Nordics, Argentina and Chile. He also previously served as a member of the Commission on Dutch Corporate Governance from 2013 to 2017, which designed a new corporate governance code for the Netherlands. He was a member of the supervisory boards of bank and insurance provider SNS Reaal from 2006 to 2013, financial services provider

SRLEV NV, and information and telecommunication services provider Ordina NV from 2004 to 2012. In addition, he served on the management board of Dutch credit insurance company NCM Holding NV (now Atradius) from 1999 to 2001 as Chief Financial Officer and Chief Operating Officer for a business line. He began his career in 1979 with Deloitte Dijker van Dien (now part of PwC). In 2007, he founded the Barcode for Life Foundation, an organization that supports research into DNA analysis in order to improve treatment of cancer.
Guy Laurence has been a director of VEON Ltd. since July 2017. Mr. Laurence is serving as the chairman of VEON Ltd.'s digital and innovation committee. Mr. Laurence brings more than 30 years of global experience in telecommunications, media and pay television. Mr. Laurence was previously CEO at Rogers, a CDN$14bn telecoms and media group in Canada, and prior to that he worked at Vodafone for thirteen years holding several senior positions including CEO of Vodafone UK, operating in one of the most competitive and mature communications markets in the world, and CEO of Vodafone Netherlands. Mr. Laurence holds a number of directorships, including of Vodafone UK Ltd., Maple Leaf Sports & Entertainment, Chelsea FC plc and Chelsea Football Club Ltd.
Alexander Pertsovsky has been a director of VEON Ltd. since July 2018. Mr. Pertsovsky is serving as a member of VEON Ltd.’s compensation committee. Mr. Pertsovsky joined LetterOne Technology in London on 1 January 2018 from Bank of America Merrill Lynch. At Bank of America Merrill Lynch, Mr. Pertsovsky served as the Country Executive for Russia & CIS since February 2013. Prior to that, Mr. Pertsovsky was at Renaissance Capital, which he joined in 2002 and oversaw the institutional securities business and our activities in Russia. He became Chief Executive Officer of Renaissance Capital in 2007. Mr. Pertsovsky holds an MS degree in Applied Mathematics from the Moscow Institute of Radio, Engineering and Automation. He also received an M.B.A. from Columbia University in 2002.
Group Executive Committee
Trond Odegard Westlie joined VEON in October 2017 and assumed his duties as Chief Financial Officer following the release of quarterly results in November 2017. Mr. Westlie is an experienced financial executive having been Chief Financial Officer of AP Moller-Maersk from 2010 through 2016 and Chief Financial Officer of Telenor from 2005 through 2009. Mr. Westlie previously served as a member of the VEON supervisory board and chairman of our audit and risk committee between July 2014 and August 2016.
Kjell Morten Johnsen has been VEON's Chief Operating Officer since March 2018, and prior to that, he served as VEON's Head of Major Markets, with responsibility for our business in Russia and the Italy Joint Venture since August 2016. Mr. Johnsen joined VEON from Telenor, where he was head of Telenor Europe with previous roles as CEO of Telenor Serbia, as well as Senior Vice President and Head of Telenor Russia, Telenor Central & Eastern Europe. He was also a member of VEON Ltd.'s supervisory board from 2010 until 2015 and PJSC's Board of Directors from 2007 to 2013. Prior to entering the telecommunications industry in 2000, Mr. Johnsen worked for Norsk Hydro in France and Ukraine, and Scandsea International in Norway and Russia. Mr. Johnsen, has an M.B.A. from the Norwegian School of Economics and Business Administration, and has attended the University of Oslo, Norwegian School of Management, and Nord University Business School.
Scott Dresser has served as appointed as VEON’s General Counsel since September 2014. Mr. Dresser was most recently Vice President of Global Strategic Initiatives at BirdLife International, a global conservation organization. Between 2006 and 2012, Mr. Dresser was with Virgin Media in the UK, including service as General Counsel, where he led its legal department and acted as principal liaison with Virgin Media's Board of Directors, as well as being a member of its Executive Management Team. He also previously held positions in the United States at White Mountains RE Group (which is the operating company of White Mountains Insurance Group Ltd), in the role of Senior Vice President and Associate General Counsel from 2005 to 2006. From 2002 to 2005, he served as Senior Advisor for Legal and Financial Affairs for the International Global Conservation Fund (an international environmental conservation organization) from 2002-2005, and prior to that, he held positions at Morgan, Lewis & Bockius LLP and at Lord Day & Lord, Barrett Smith. Mr. Dresser studied at the Vanderbilt University School of Law and University of New Hampshire, and was admitted to the Bar, in New York and Connecticut, in 1993. Mr. Dresser is on the advisory board of BirdLife International.
Joshua Drew has been VEON's Group Chief Compliance Officer since October 2017. Mr. Drew joined VEON in July 2016 as Associate General Counsel and was appointed Acting Group Chief Compliance Officer in March 2017. In his role as VEON's Group Chief Compliance Officer, Mr. Drew is responsible for leading a team of compliance professionals across all of VEON's operating markets to establish and implement an effective compliance program, while also advising senior management and the VEON board on core compliance, risk and governance issues. Prior to joining VEON, Mr. Drew was Vice President and Associate General Counsel for over five years at Hewlett-Packard Enterprise and Hewlett-Packard, with responsibility for investigations and anti-corruption compliance. Mr. Drew also previously served as a prosecutor with the U.S. Department of Justice for ten years. Mr. Drew has a B.A. from Wesleyan University and a J.D. from Northwestern University School of Law.

Alex Kazbegi was appointed as VEON Chief Strategy Officer in February 2019. Prior to joining VEON, Mr. Kazbegi was Head of Research and an equity analyst for Renaissance Capital from 2002. From 1995 to 2002, Mr. Kazbegi was an equity research analyst for Salomon Brothers. Mr. Kazbegi received an MA from Tbilisi State University, Physics Faculty in 1984, and he obtained a PhD in Physics from Tbilisi State University (in a joint project with Moscow State University) in 1993. Mr. Kazbegi obtained MBA from Tulane University in 1995.
Oleksandr Komarov has been CEO of Kyivstar in Ukraine since December 2018, and from July 2018 to December 2018, he served as interim CEO of Kyivstar. Mr. Komarov served as CEO of Beeline Kazakhstan from January 2016 to January 2019. Mr. Komarov served as the Chief Commercial Officer at Beeline Kazakhstan from July 2013 until 2016. Previously, Mr. Komarov served as the Chief Executive Officer of GroupM from 2007 to 2013, Acting Chief Executive Officer of MediaCom from 2009 to 2010, the Chief Executive Officer of Video International Advertising Group Kiev from 2006 to 2007 and the Chief Executive Officer of Adell Saatchi & Saatchi from 2004 to 2006. Mr. Komarov received an Executive M.B.A. from the Stockholm School of Economics in 2006 as well as a Postgraduate Diploma in Marketing from the Chartered Institute of Marketing in 2001.
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
Vasyl Latsanych has served as Chief Executive Officer of PJSC VimpelCom since January 2018. Mr. Latsanych came to VEON from the MTS Group, where he held a number of senior roles, the most recent being Group Vice President for Strategy and Marketing. Mr. Latsanych also served on the board of directors of Sitronics Kasu, NVision Group, Medsi, SMM and several other MTS subsidiaries. Mr. Latsanych graduated from Lviv State Lysenko Institute in 1995, and received an Executive M.B.A. from the London Business School in 2001.
Yogesh Malik joined VEON as its Group Chief Technology Officer in March 2014. Yogesh joined from Uninor, an Indian mobile network operator, where he was its Chief Executive Officer. Before becoming CEO at Uninor, he held a variety of senior positions including as Chief Operating Officer, covering the areas of Technology, Regulatory and Customer care. Yogesh has also held the positions of CTO with Grameenphone in Bangladesh, CTO with Kyivstar in Ukraine and as Head of Technology & Sourcing at Group level with Telenor. He has also worked for TIW, Tata/AT&T and Ericsson in the Czech Republic, Brazil, China and Canada in various senior positions. He is an Executive MBA graduate of IMD in Lausanne, Switzerland.
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
B. Compensation
We paid our directors and senior managers an aggregate amount of approximately US$35 million for services provided during 2018, including approximately US$33 million for short-term employee benefits and approximately US$2 million for termination benefits. For more information regarding our director and senior management compensation, including a description of applicable stock based and cash based plans, see Note 22 — Related Parties to our Audited Consolidated Financial Statements.
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
C. Board Practices
VEON Ltd. is governed by our board of directors, currently consisting of eleven directors. Our bye-laws provide that our board of directors consists of at least seven and no more than thirteen directors, as determined by the board of directors and subject to approval by a majority of the shareholders voting in person or by proxy at a general meeting. We have not entered into any service contracts with any of our current directors providing for benefits upon termination of service.
The board of directors has delegated to the CEO the power to manage the business and affairs of the company, subject to certain material business decisions reserved for the board of directors or shareholders. The CEO and his or her leadership team manage and operate the company on a day-to-day basis. The board of directors may appoint such senior executives as the board may determine.
In the composition of our board of directors and senior executives, we are committed to diversity of nationality, age, education, gender and professional background.
Committees of the Board of Directors
The committees of our board of directors consist of: an audit and risk committee, a compensation committee, a finance committee, a nominating and corporate governance committee and a digital and innovation committee.
Audit and risk committee
The charter of our audit and risk committee provides that each member of the audit and risk committee is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. The audit and risk committee is primarily responsible for the following: the integrity of VEON Ltd.’s financial statements and its financial reporting to any governmental or regulatory body and the public; VEON Ltd.'s audit process; the qualifications, engagement, compensation, independence and performance of VEON Ltd.'s independent auditors, their conduct of the annual audit of the VEON Ltd.'s financial statements and their engagement to provide any other services; VEON Ltd.’s process for monitoring compliance with legal and regulatory requirements as well as VEON Ltd.’s corporate compliance codes and related guidelines, including the Code of Conduct; VEON Ltd.’s systems of enterprise risk management and internal controls; and VEON Ltd.’s compliance program. The audit and risk committee also supervises activities related to the DPA, the SEC Judgment and the Dutch Settlement Agreement, including but not limited to investigations and other disclosures required by the DPA and the SEC Judgment and our response to inquiries by the SEC, DOJ and OM. The current members of our audit and risk committee, Robert Jan van de Kraats (chairman), Gennady Gazin and Gunnar Holt, are expected to serve until our next annual general meeting.
For details related to the agreements related to the investigations by the SEC, the DOJ and the OM, see Note 22 — Related Parties to our Audited Consolidated Financial Statements.
Compensation committee
Our compensation committee is responsible for assisting and advising the board of directors in discharging its responsibilities with respect to overseeing the performance, selection and compensation of the CEO and all other individuals whose appointment, reappointment or early termination of employment require Board approval under the company's bye-laws (including the members of the company's group executive committee and the chief executive officers of the company's significant operating subsidiaries). Our compensation committee also has overall responsibility for approving and evaluating company's director, executive and employee compensation and benefit plans. The committee advises the board of directors in relation to the company's overall culture and values program, including by periodically assessing the substance and effectiveness of the program and considering overall employee feedback and other measurements of effectiveness. In addition, the committee periodically evaluates the compensation of directors of the company (including the annual board retainer fee, any equity-related compensation or incentive plan participation and fees for service on the committees of the board of directors), taking into account the competitive landscape, the compensation of directors at other comparable companies and recommendations regarding best practices. The committee formulates recommendations to the board of directors regarding such director compensation and any adjustments in compensation and/or incentives that the committee considers appropriate. Such recommendations are reviewed by the nominating and corporate governance committee of the board of directors, and both committees jointly deliver to the board of directors such recommendations for consideration and approval. The current members of our compensation committee, Guillaume Bacuvier (chairman), Alexander Pertsovsky and Gunnar Holt, are expected to serve until our next annual general meeting.
Finance committee
Our finance committee is responsible for assisting and advising the board of directors in discharging its responsibilities with respect to its oversight of the business plan of the company, management of the capital structure of the company and its subsidiaries and the execution of certain material transactions. In doing so, the committee reviews with company management and gives advice or makes recommendations to the board of directors in relation to mergers and acquisitions transactions and divestitures, financing transactions, the incurrence of indebtedness, finance policies, dividends, material litigation, arbitration or other proceedings, and certain material and outside of the ordinary course business contracts. The current members of our finance committee, Andrei Gusev (chairman), Gennady Gazin and Guillaume Bacuvier, are expected to serve until our next annual general meeting.
Nominating and corporate governance committee
Our nominating and corporate governance committee is responsible for identifying and recommending to the board individuals qualified to serve as members of the board of directors, making recommendations to the board of directors concerning committee structure, membership and operations, developing, advising the board of directors on the adoption of and periodically reviewing a set of corporate governance practices applicable to the conduct of the company's business, and periodically conducting an evaluation of the board of directors and its committees. In addition, the committee reviews recommendations of the compensation committee of the board of directors regarding adjustments in director compensation, and both committees jointly deliver to the board of directors such recommendations for consideration and approval. The current members of our nominating and corporate governance committee, Gennady Gazin (chairman), Sir Julian Horn-Smith and Andrei Gusev, are expected to serve until our next annual general meeting.
Digital and innovation committee
Our digital and innovation committee is responsible for advising on, and overseeing, the development of the Company’s digital strategy and digital initiatives. The current members of our digital and innovation committee, Guy Laurence (chairman), Osama Bedier and Guillaume Bacuvier, are expected to serve until our next annual general meeting.
D. Employees
The following chart sets forth the number of our employees as of December 31, 2018, 2017 and 2016, respectively:

	As of December 31,
	2018	2017	2016
Russia	28,570	22,031	23,668
Pakistan	4,424	4,175	4,603
Algeria	2,866	3,193	2,819
Bangladesh	1,120	1,178	1,326
Ukraine	2,754	2,656	2,502
Uzbekistan	1,563	1,333	1,240
HQ	507	640	566
Others	4,328	4,732	5,270
Total(1)	46,132	39,938	41,994
(1) The total employee numbers have not been adjusted to remove employees in operations that have been sold.
From time to time, we also employ external staff, who fulfill a position at the company for a temporary period of less than twelve months. We do not consider these employees to constitute a significant percentage of our employee totals and have not included them above.
The following chart sets forth the number of our employees as of December 31, 2018, according to geographic location and our estimates of main categories of activities:

	As of December 31, 2018
Category of activity(1)	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan
Executive and senior management	25	19	13	9	16	22
Engineering, construction and information technology	2,026	707	730	352	1,240	381
Sales, marketing and other commercial operations	17,428	1,549	1,241	531	826	354
Finance, administration and legal	1,876	555	383	129	395	98
Customer service	5,562	446	349	37	111	391
Procurement and logistics	637	74	75	26	84	23
Other support functions	1,016	1,074	75	36	82	294
Total	28,570	4,424	2,866	1,120	2,754	1,563

(1)	A breakdown of employees by category of activity is not available for our HQ segment and our “Others” category.
A joint works council has been established at our Amsterdam headquarters, and it has consultation or approval rights in relation to a limited number of decisions affecting our employees working at this location. For VEON Wholesale Services BV ("VWS"), a separate works council was established and addresses management decisions that may affect the VWS workforce. The works councils may utilize legal remedies that can impact the timing of implementation of decisions at our Amsterdam headquarters or within VWS that are subject to consultation or approval by the works councils.
Our employees are represented by unions or operate collective bargaining arrangements in Armenia, Algeria, Kyrgyzstan and Ukraine. We consider relations with our employees to be generally good. In February 2016, BDCL experienced labor disruptions in connection with the implementation of our announced performance transformation program. Such disruptions have not had a significant impact on our operations. An application for the registration of a union within BDCL was rejected by the government authorities. A consequent notification was made by UNI Global Union to the Dutch NCP and a process is ongoing. For a discussion of risks related to labor matters, see Item 3.D. Risk Factors — Other Risks — "We may be adversely impacted by work stoppages and other labor matters."

E. Share Ownership
To our knowledge, as of March 1, 2019, other than Mikhail Fridman, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. To our knowledge, Mr. Fridman has an indirect economic benefit in our shares held for the account of L1T VIP Holdings S.à r.l. (“L1T VIP Holdings”) and, thus, may be considered under the definition of “beneficial owner” for purposes of this Annual Report on Form 20-F only, as a beneficial owner of the shares held for the account of L1T VIP Holdings. See Item 7.A. Major Shareholders.
To our knowledge, as of March 1, 2019, Ursula Burns owned 231,353 of our ADSs.
To our knowledge, as of March 1, 2019, none of the other board of director members held any Common Shares or ADSs. To our knowledge, as of March 1, 2019, none of our directors or senior managers held any options on the company’s common shares.
For more information regarding share ownership, including a description of applicable stock-based plans and options, see Note 22 — Related Parties to our Audited Consolidated Financial Statements.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of VEON Ltd. as of March 1, 2019, by each person who is known by us to beneficially own 5.0% or more of our issued and outstanding shares. As of March 1, 2019, we had 1,756,731,135 issued and outstanding common shares and zero convertible preferred shares issued and outstanding. None of our shareholders has different voting rights. For a discussion of certain risks associated with our major shareholders, see “Item 3.D. Risk Factors — Other Risks — "A disposition by our largest shareholder of its stake in VEON Ltd. or a change in control of VEON Ltd. could harm our business."

Name	Number of VEON Ltd. Common Shares	Percent of VEON Ltd. Issued and Outstanding Shares
L1T VIP Holdings S.à r.l.(1)	840,625,001	47.85
Telenor East Holding II AS (2)	256,703,840	14.61
Stichting Administratiekantoor Mobile Telecommunications Investor (3)	145,947,562	8.31

(1) As reported on Schedule 13D, Amendment No. 19, filed on April 1, 2016, by L1T VIP Holdings and LetterOne Investment Holdings S.A. with the SEC, L1T VIP Holdings is the direct beneficial owner of 840,625,001 of VEON Ltd.’s common shares, representing approximately 47.85% of VEON Ltd.’s issued and outstanding shares. Each of L1T VIP Holdings and LetterOne Investment Holdings S.A may be deemed the beneficial owner of 840,625,001 of VEON Ltd.’s common shares, representing approximately 47.85% of VEON Ltd.’s issued outstanding shares, held for the account of L1T VIP Holdings.
(2) As reported on Schedule 13D, Amendment No. 40, filed on September 25, 2017, by Telenor East Holdings II AS, Telenor Mobile Holding AS and Telenor ASA with the SEC, Telenor is the direct beneficial owner of, and Telenor Mobile Holding AS and Telenor ASA may be deemed to be the beneficial owners of 256,703,840 of VEON Ltd.’s common shares. The common shares held by Telenor East represent approximately 14.61% of VEON Ltd.’s issued and outstanding shares.

(3)
As reported on Schedule 13G, filed on April 1, 2016, by Stichting with the SEC, Stichting is the direct beneficial owner of 145,947,562 of VEON Ltd.’s common shares. LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the 145,947,562 common shares represented by the depositary receipts. According to the conditions of administration entered into between Stichting and LetterOne (“Conditions of Administration”) in connection with the transfer of 145,947,562 ADSs from LetterOne to Stichting on March 29, 2016, Stichting has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion, in accordance with the Conditions of Administration and Stichting’s articles of association. Stichting is a foundation incorporated under the laws of the Netherlands. The common shares held by Stichting represent approximately 8.31% of VEON Ltd.’s issued and outstanding shares.

Based on a review of our register of members maintained in Bermuda, as of March 8, 2019, a total of 1,228,276,403 common shares representing approximately 69.92% of VEON Ltd.’s issued and outstanding shares were held of record by BNY (Nominees) Limited in the United Kingdom as custodian of The Bank of New York Mellon for the purposes of our ADS program and a total of 502,690,061 common shares representing approximately 28.62% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. and where ING Bank N.V. is acting as custodian of The Bank of New York Mellon, for the purposes of our ADS program, and a total of 25,764,671 common shares representing approximately 1.47% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V., for the purposes of our common shares listed and tradable on Euronext Amsterdam. As of March 1, 2019, 22 record holders of VEON Ltd.’s ADRs, holding an aggregate of 503,049,489 common shares (representing approximately 28.64% of VEON Ltd.’s issued and outstanding shares), were listed as having addresses in the United States.

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
Telenor Divestment
Following Telenor's October 2015 announcement of its intention to fully divest its holdings in VEON Ltd. ADSs, Telenor completed a series of offerings and the issuance of a US$1.0 billion bond exchangeable for VEON Ltd. ADSs to divest its holdings. In September 2017, Telenor announced its intention to transfer the balance of its remaining ADSs pursuant to the outstanding exchangeable bond. For more information on Telenor’s exchangeable bond, see — Related Party Transactions-Major Shareholders and their Affiliates — Telenor.
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
For more information on our related party transactions, see Note 22 — Related Parties to our Audited Consolidated Financial Statements.
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
Separately, in connection with the issuance of the Telenor Exchangeable Bond (as defined below), VEON Ltd. entered into a registration rights agreement, dated September 21, 2016 (the “New Registration Rights Agreement”) for the benefit of holders of the Telenor Exchangeable Bonds. Pursuant to the New Registration Rights Agreement, we filed a registration statement on Form F-3 with the SEC on September 30, 2016 using a “shelf” registration process, which Form F-3 was declared effective on October 13, 2016. The New Registration Rights Agreement requires us to use our commercially reasonable efforts to keep the shelf registration statement continuously effective under the Securities Act in order to permit the prospectus forming a part thereof to be usable by holders (subject to permitted suspension periods) for a period until the earliest of such time as all of the ADSs issuable or issued in exchange for or upon redemption of the Bonds have (i) been registered under the New Shelf Registration Statement and disposed of in accordance therewith, (ii) become eligible to be transferred without condition as contemplated by Rule 144 under the Securities Act, or otherwise no longer bear any restrictive legend and have become fungible with the publicly traded VEON Ltd. ADSs or (iii) ceased to be outstanding.

    A holder of Telenor Exchangeable Bonds who receives ADSs in exchange for its bonds may from time to time sell VEON Ltd. ADSs, in one or more offerings, upon the filing of one or more prospectus supplements or post effective amendments.
Major Shareholders and their Affiliates
Telenor East
In September 2016, Telenor East sold 163,875,000 VEON Ltd. ADSs pursuant to an underwritten offering; in April 2017, Telenor East sold 70,000,000 VEON Ltd. ADSs pursuant to an underwritten offering; and in September 2017, Telenor East sold 90,000,000 VEON Ltd. ADSs pursuant to an underwritten offering. In September 2016, in a transaction outside the United States to non-US persons pursuant to Regulation S under the Securities Act, Telenor also issued a US$1.0 billion 0.25% bond due 2019 (the "Telenor Exchangeable Bond") that is exchangeable under certain conditions for up to a total (at issuance) of 204,081,633 of VEON Ltd. ADSs (subject to adjustment) at an exchange price representing a premium of 40% to the public offering price of the ADSs at the issue date.
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
Joint Ventures and Associates
Euroset
In July 2017, PJSC VimpelCom, a subsidiary of VEON Ltd., and MegaFon entered into an agreement ending their retail joint venture, Euroset. The transaction closed on February 22, 2018. Under the agreement, MegaFon acquired PJSC VimpelCom’s 50% interest in Euroset and PJSC VimpelCom agreed to pay RUB 1.2 billion (US$21 million as of December 31, 2017), subject to certain adjustments, and has acquired rights to 50% of Euroset’s approximately 4,000 retail stores in Russia. As a result of the transaction, PJSC VimpelCom has fully disposed of its interest in Euroset with all of its rights and obligations.
Board of Directors
Compensation paid to the board of directors is disclosed in Item 6.B — Compensation.
The company entered into an agreement with Guy Laurence under which he will provide certain consulting and advisory services relating to our digital offering. Under the agreement, Mr. Laurence received US$16,250 per year in compensation for his services. The term of the agreement concluded on July 30, 2018.
Except as specified above, during 2018 and through the date of this Annual Report on Form 20-F, none of our board of directors have been involved in any related party transactions with us.
C. Interests of Experts and Counsel
Not required.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See Item 18 — Financial Statements and the financial statements referred to therein.
Legal Proceedings
For a discussion of legal or arbitration proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability, see Note 8 — Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.
We cannot predict the outcome of the various claims and legal actions in which we are involved beyond the information included in our financial statements, including any damages awards, fines or penalties that may be imposed, and such damages awards, fines or penalties could be significant. For information about certain risks related to current and potential legal proceedings, see Item 3.D. Risk Factors — Regulatory, Compliance and Legal Risks.
Policy on Dividend Distributions
In February 2019, our board of directors approved a final dividend of US$0.17 per share, bringing total 2018 dividend payments to US$0.29 per share. The dividend has a record date of March 8, 2019, and a payment date of March 20, 2019. The company will make appropriate tax withholdings of up to 15% when the dividend is paid to the company’s share depositary, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, the final dividend of US$0.17 will be paid in euro.
VEON is committed to paying a sustainable and progressive dividend. A continuation of this progressive dividend policy is dependent on the evolution of the group’s equity free cash flow, including development of the US dollar exchange rate against VEON’s local currencies. The precise amount and timing of dividends for a particular year is subject to the approval of our board of directors and compliance with the Companies Act and other applicable law.
Pursuant to Bermuda law, we are prohibited from declaring or paying a dividend if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due, or (b) the realizable value of our assets would, as a result of the dividend, be less than our liabilities. The board of directors may, subject to our bye-laws and in accordance with the Companies Act, declare a dividend to be paid to the shareholders holding shares entitled to receive dividends, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in shares or other assets, including through the issuance of our shares or other securities, in which case the board of directors may fix the value for distribution in specie of any assets, shares or securities. We are not required to pay interest on any unpaid dividend. In accordance with our bye-laws, dividends may be declared and paid in proportion to the amount paid up on each share. The holders of common shares are entitled to dividends if the payment of dividends is approved by the board of directors.
We cannot assure you we will continue to pay dividends on our common shares and ADSs in the future and any decision by VEON Ltd. not to pay dividends or to reduce dividend payments in the future could adversely affect the value of our common shares or ADSs. For more information regarding certain risks involved in connection with the recommendation and payment of dividends, see Item 10.B. Memorandum and Articles of Association — Dividends and Dividend Rights, Item 3.D. Risk Factors — Operational Risks — "As a holding company, VEON Ltd. depends on the performance of its subsidiaries and their ability to pay dividends, and may therefore be affected by changes in exchange controls and currency restrictions in the countries in which its subsidiaries operate, and — Risks Related to the Ownership of Our ADSs — "Various factors may hinder the declaration and payment of dividends."
B. Significant Changes
Other than as disclosed in this Annual Report on Form 20-F, there have not been any significant changes since the date of the Audited Consolidated Financial Statements included as part of this Annual Report on Form 20-F.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Each of our ADSs represents one of our common shares. We listed our ADSs on the NASDAQ Global Select Market on September 10, 2013 and listed on Euronext Amsterdam on April 4, 2017.
B. Plan of Distribution
Not required.
C. Markets
Our ADSs are listed and traded on NASDAQ Global Select Market under the symbol “VEON.” NASDAQ Global Select Market is the principal trading market for the ADSs.
Our common shares are listed and traded on Euronext Amsterdam under the symbol “VEON.”
Under certain circumstances, holders of common shares listed on Euronext Amsterdam may convert such shares to ADSs listed on NASDAQ.
D. Selling Shareholders
Not required.
E. Dilution
Not required.
F. Expenses of the Issue
Not required.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not required.

B. Memorandum and Articles of Association
We describe below the material provisions of our memorandum of association and bye-laws, certain provisions of Bermuda law relating to our organization and operation, and some of the terms of our share rights based on provisions of our memorandum of association, our current bye-laws, applicable Bermuda law and certain agreements relating to our shares. Although we believe that we have summarized the material terms of our memorandum of association and bye-laws, Bermuda legal requirements and our share capital, this summary is not complete and is qualified in its entirety by reference to our memorandum of association, our bye-laws and applicable Bermuda law. All references to our bye-laws herein, unless otherwise noted, are to our amended and restated bye-laws, which were approved by our shareholders on July 30, 2018.
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
Issued Share Capital
As of December 31, 2018, the authorized share capital was US$1,849,190.67, divided into 1,849,190,667 common shares, par value US$0.001, of which 1,756,731,135 common shares were issued and outstanding. All issued and outstanding shares are fully paid.
Subject to our bye-laws and to any shareholders’ resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, our board of directors has the power to issue up to five percent of the total authorized capital of the company as common shares on such terms and conditions as the board of directors may determine; provided that this limitation does not apply to the issue of shares in connection with employee compensation awards approved by the board's compensation committee.
We may increase, divide, consolidate, change the currency or denomination of or reduce our share capital with the approval of our shareholders.
We may purchase our own shares for cancellation or acquire them as treasury shares in accordance with Bermuda law on such terms as the board of directors may determine.
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

•
have one vote on all issues voted upon at a shareholder meeting, except for the purposes of cumulative voting for the election of the board of directors, in which case each common share shall have the same number of votes as the total number of members to be elected to the board of directors and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates;

•
receive dividends approved by the board of directors (any dividend or other moneys payable in respect of a share which has remained unclaimed for six years from the date when it became due for payment shall, if the board of directors so resolves, be forfeited and cease to remain owing by VEON Ltd.);

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
Annual general meeting
Our bye-laws and Bermuda law provide that our annual general meeting must be held each year at such time and place as the CEO or the board of directors may determine.
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
Special general meeting
The CEO or the board of directors may convene a special general meeting whenever in their judgment such a meeting is necessary. The board of directors must, on the requisition in writing of shareholders holding not less than 10.0% of our paid up voting share capital, convene a special general meeting. Each special general meeting may be held at such time and place as the CEO or the board of directors may appoint.
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
Postponement or cancellation of general meeting
The board of directors may postpone or cancel any general meeting called in accordance with the bye-laws (other than a meeting requisitioned by shareholders) provided that notice of postponement or cancellation is given to each shareholder before the time for such meeting.
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
Voting Rights
Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act.
Subject to Bermuda law and our bye-laws, a resolution may only be put to a vote at a general meeting of any class of shareholders if:

•	it is proposed by or at the direction of the board of directors;

•	it is proposed at the direction of a court;

•	it is proposed on the requisition in writing of such number of shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Act or our bye-laws; or

•	the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.
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
If no instruction is received from a holder of our ADSs, the Depositary shall give a proxy to an individual selected by the board of directors to vote the number of shares represented by the uninstructed ADSs at any shareholders’ meeting. The board of directors’s proxy designee will then vote the shares in accordance with the votes of all other shares represented and voting at the meeting, excluding any votes of any security holder of the company beneficially owning more than five percent of the securities entitled to vote at the meeting.
Voting rights of common shares
The holders of common shares, subject to the provisions of our bye-laws, are entitled to one vote per common share, except where cumulative voting applies when electing directors.
Transfer Restrictions
For such time as all of our common shares are fully paid and listed on NASDAQ, Euronext Amsterdam (or another appointed exchange, as determined from time to time by the Bermuda Monetary Authority), there are no Bermuda law transfer restrictions applicable to our common shares. Were any of our common shares to not be fully paid, our bye-laws permit the board of directors to decline to register a transfer. At such time as our common shares cease to be listed on NASDAQ, Euronext Amsterdam (or another appointed exchange, as determined from time to time by the Bermuda Monetary Authority), the Bermuda Exchange Control Act 1972 and associated regulations require that the prior consent of the Bermuda Monetary Authority be obtained for any transfers of shares.
Foreign Shareholders
Our bye-laws have no requirements or restrictions with respect to foreign ownership of our shares.
Board of Directors
VEON Ltd. is governed by our board of directors, currently consisting of 11 directors.
Subject to certain material business decisions that are reserved to the board of directors, the board of directors generally delegates day-to-day management of our company to the CEO.
All directors are elected by our shareholders to the board through cumulative voting. Each voting share confers on its holder a number of votes equal to the number of directors to be elected. The holder may cast those votes for candidates in any proportion, including casting all votes for one candidate.

Under our bye-laws, the amount of any fees or other remuneration payable to directors is determined by the board of directors upon the joint recommendation of the compensation committee and the nominating and corporate governance committee. We may repay to any director such reasonable costs and expenses as he or she may incur in the performance of his or her duties.
There is no requirement for the members of our board of directors to own shares. A director who is not a shareholder will nevertheless be entitled to attend and speak at general meetings and at any separate meeting of the holders of any class of shares.
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
The board of directors may, subject to our bye-laws and in accordance with the Companies Act, declare a dividend to be paid to the shareholders holding shares entitled to receive dividends, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in shares or other assets, including through the issuance of our shares or other securities, in which case the board of directors may fix the value for distribution in specie of any assets, shares or securities. We are not required to pay interest on any unpaid dividend.
In accordance with our bye-laws, dividends may be declared and paid in proportion to the amount paid up on each share. The holders of common shares are entitled to dividends if the payment of dividends is approved by the board of directors.
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
Interested Party Transactions
The board of directors have the right to approve transactions with interested parties, subject to compliance with Bermuda law. Prior to approval by the board of directors, as the case may be, on such transaction, all interests must be fully disclosed.
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
C. Material Contracts
Sale and purchase agreement, dated July 3, 2018, by and among VEON Luxembourg Holdings, VEON Luxembourg Finance Holdings S.à R.L., VEON Ltd., Hutchison Europe Telecommunications S.à R.L., CK Hutchison Holdings Limited, VIP-CKH Luxembourg S.à R.L., VIP-CKH Ireland Limited, VEON Amsterdam B.V., and HET Investments, in connection with VEON Ltd.’s sale of its 50% equity stake in Wind Tre to CK Hutchison Holdings Ltd. A copy of this agreement is incorporated by reference as Exhibit 4.4 to this Annual Report on Form 20-F.
D. Exchange Controls
We have been designated by the Bermuda Monetary Authority as non-resident of Bermuda for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States or other non-Bermuda residents who are holders of our common shares or our ADSs representing common shares.
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

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, as well as judicial and administrative interpretations thereof, all as of the date of this Annual Report on Form 20-F. All of the foregoing authorities are subject to change or differing interpretation, which change or differing interpretation could apply retroactively and could affect the tax consequences described below. The statements in this Annual Report on Form 20-F are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion addresses only certain tax consequences to U.S. Holders and does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

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

Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) either (a) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company (as discussed below) nor treated as such with respect to the U.S. Holder for our taxable year in which the dividend is paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Under IRS authority, common shares, or ADSs representing such shares, generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our ADSs are. Based on existing guidance, it is not entirely clear whether any dividends you receive with respect to the common shares will be taxed as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange for trading purposes. However, if we are treated as a resident of The Netherlands for purposes of Dutch tax law, we may be eligible for the benefits of the income tax treaty between the United States and The Netherlands. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or common shares.

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

If the consideration received upon the sale or other disposition of the ADSs or common shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the sale or other disposition. A U.S. Holder may realize additional gain or loss upon the subsequent sale or disposition of such currency, which will generally be treated as U.S. source ordinary income or loss. If the ADSs or common shares, as applicable, are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If the ADSs or common shares, as applicable, are not treated as traded on an established securities market, or the relevant U.S. Holder is an accrual basis taxpayer that does not elect to determine the amount realized using the spot rate on the settlement date, such U.S. Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition (as determined above) and the U.S. dollar value of the currency received translated at the spot rate on the settlement date.

A U.S. Holder’s initial U.S. federal income tax basis in the ADSs or common shares generally will equal the cost of such ADSs or common shares, as applicable. If a U.S. Holder used foreign currency to purchase the ADSs or common shares, the cost of the ADSs or common shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If the ADSs or common shares, as applicable, are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such ADSs or common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

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

Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on any income or gains, that tax will not be applicable to us until March 31, 2035. This undertaking does not, however, prevent the imposition of any tax or duty on persons ordinarily resident in Bermuda or any property tax on real property interests we may have in Bermuda. We pay an annual government fee in Bermuda based on our authorized share capital and share premium. The annual government fee applicable to us is currently US$8,780.

Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of our common shares or ADSs representing common shares or on any payments in respect of our common shares or ADSs representing common shares (except, in certain circumstances, to persons ordinarily resident in Bermuda).

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

•
has a substantial interest in VEON Ltd. or a deemed substantial interest in VEON Ltd. for Dutch tax purposes. Generally, you hold a substantial interest if (a) you - either alone or, in the case of an individual, together with your partner or any of your relatives by blood or by marriage in the direct line (including foster-children) or of those of your partner for Dutch tax purposes - own or are deemed to own, directly or indirectly, ADSs or common shares representing 5.0% or more of the shares or of any class of shares of VEON Ltd., or rights to acquire, directly or indirectly, ADSs or common shares representing such an interest in the shares of VEON Ltd. or profit participating certificates relating to 5.0% or more of the annual profits or to 5.0% or more of the liquidation proceeds of VEON Ltd., or (b) your ADSs or common shares, rights to acquire ADSs or common shares or profit participating certificates in VEON Ltd. are held by you following the application of a non-recognition provision; or

•	is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curacao or Saint Martin.
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
In addition, the SEC maintains a website that contains information filed electronically, which can be accessed over the internet at http://www.sec.gov.
I. Subsidiary Information
Not required.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.

As of December 31, 2018, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia and the Uzbekistani som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine and Uzbekistan are denominated in each of these local currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

We hold approximately 53% of our cash and bank deposits in U.S. dollars in order to hedge against the risk of local currency devaluation.

To reduce balance sheet currency mismatches, we hold part of our debt in Russian ruble, Pakistani rupee and other currencies, as well as selectively enter into foreign exchange derivatives. Nonetheless, if the U.S. dollar value of the Bangladeshi taka, the Russian ruble, the Georgian lari, the Pakistani rupee, the Uzbekistani som, the Algerian dinar, the Ukrainian hryvnia or the Kazakh tenge were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness as well as could adversely affect our financial condition and results of operations.

In accordance with our policies, we do not enter into any treasury transactions of a speculative nature.

As of December 31, 2018, the interest rate risk on the financing of our group was limited as 91% of our group’s total debt was fixed rate debt.

For more information regarding our translation of foreign currency-denominated amounts into U.S. dollars and our exposure to adverse movements in foreign currency exchange rates, see Item 5 — Operating and Financial Review — Factors Affecting Comparability,— Net Foreign Exchange (Loss)/Gain and Note18 — Financial Risk Management to our Audited Consolidated Financial Statements.

Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. For more information on risks associated with currency exchange rates, see Item 3.D. Risk Factors — Market Risks — "We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.”

The following table summarizes information, as of December 31, 2018, regarding the maturity of the part of our debt for which the foreign exchange revaluation directly affects our reported profit or loss:

	Aggregate nominal amount of total debt denominated in foreign currency outstanding as of December 31,					Fair Value as of December 31,
	2018	2019	2020	2021	2022	2018
Total debt:
Fixed Rate (US$)	565	263	262	-	-	606
Average interest rate	8.3%	7.8%	7.7%	-	-	-
Fixed Rate (RUB)	2,051	2,051	1,645	661	-	2,408
Average interest rate	9.6%	9.6%	9.6%	9.5%	-	-
Variable Rate (US$)	137	106	37	-	-	136
Average interest rate	4.4%	4.4%	4.4%	-	-	-
TOTAL	2,754	2,420	1,944	661	-	2,790

In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

As of December 31, 2018, the variable interest rate risk on the financing of our group was limited as 91% of the group’s total debt was fixed rate debt (taking into account the effect of interest rate swaps).

For more information on our market risks and financial risk management for derivatives and other financial instruments, see Note 16 — Financial Assets and Liabilities and Note 18 — Financial Risk Management to our Audited Consolidated Financial Statements.

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

From January 1, 2018 to December 31, 2018, the depositary reimbursed us or paid on our behalf approximately US$2.5 million for investor relationship programs or special investor relations promotional activities.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
For a summary of the modifications made to our bye-laws in July 2018, see Item 10B. Memorandum and Articles of Association.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
An evaluation was carried out under the supervision of and with the participation of our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. These disclosure controls and procedures include our Disclosure Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure Review Committee also provides an additional verification of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation, our CEO and CFO have concluded that as of December 31, 2018, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2018. In making its assessment, our management has utilized the criteria set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and the Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act.

As a result of management’s assessment of our internal control over financial reporting as of December 31, 2018, management concluded that our internal control over financial reporting was effective.

Attestation report Independent Registered Public Accounting Firm
PricewaterhouseCoopers Accountants N.V. (“PwC”), VEON Ltd.’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of VEON Ltd.’s internal controls over financial reporting as of December 31, 2018, a copy of which appears in Item 18.

Changes in Internal Control Over Financial Reporting
There have been no changes in our internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The board of directors has determined that Robert Jan van de Kraats, a member of our audit and risk committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Mr. van de Kraats is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Mr. Kraats’s experience, see “Item 6-Directors, Senior Management and Employees-A. Directors and Senior Management-Board of Directors- Robert Jan van de Kraats.”
ITEM 16B. CODE OF ETHICS
Our group-wide Code of Conduct (“Code”) applies to all VEON employees, officers and directors, including its principal executive officer, principal financial officer, and principal accounting officer or controller. The Code includes a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our Code is available on our website at http://www.veon.com (information appearing on the website is not incorporated by reference into this Annual Report on Form 20-F). In 2018, we revised our Code to be more interactive (for employees) and written in a more clear, concise and user-friendly fashion. The fundamental nature of the new Code remains the same: aiming to deter wrongdoing and to promote honest and ethical conduct; full, fair, accurate, timely, and understandable disclosure; compliance with applicable laws, rules, and regulations; prompt internal reporting of violations of the Code; and accountability for adherence to the Code. We will disclose any further amendment to the provisions of the Code or any waiver, including any implicit waiver, that our board of directors may grant on our website at the same address.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers Accountants N.V. have served as our independent public accountants for the fiscal years ended December 31, 2018 and December 31, 2017, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Accountants N.V. and their member firms in 2018 and 2017.

	Year ended December 31,
	2018	2017
	(in millions of U.S. dollars)
Audit Fees	11.0	11.2
Audit-Related Fees	1.1	1.1
Tax Fees	—	—
All Other Fees	—	—
Total	12.1	12.3

Audit Fees
Audit Fees mainly consisted of fees for the audit of the consolidated financial statements as of and for the years ended December 31, 2018 and 2017, the review of quarterly consolidated financial statements and services provided in connection with regulatory and statutory filings, including comfort letters, consents and Sarbanes-Oxley Section 404 attestation services.

Audit-Related Fees
Audit-Related Fees are fees for assurance and related services which are reasonably related to the performance of audit or review and generally include audit and assurance services related to transactional offerings and reporting procedures and other agreed-upon services related to accounting and billing records.

Tax Fees
None.
All Other Fees
None.

Audit Committee Pre-Approval Policies and Procedures
The Sarbanes-Oxley Act of 2002 required VEON Ltd. to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, VEON Ltd.’s audit and risk committee pre-approves the engagement terms and fees of VEON Ltd.’s independent public accountant for audit and non-audit services, including tax services. VEON Ltd.’s audit and risk committee pre-approved the engagement terms and fees of PricewaterhouseCoopers Accountants N.V. and its affiliates for all services performed for the fiscal year ended December 31, 2018.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees
None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
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

Director Independence
NASDAQ listing rule 5605(b)(1) provides that each U.S. company listed on NASDAQ must have a majority of independent directors, as defined in the NASDAQ rules. Bermuda law does not require that we have a majority of independent directors. As a foreign private issuer, we are exempt from complying with this NASDAQ requirement. However, our board has determined that a majority of our directors are independent.

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

From time to time, however, the board has requested that management not be present for portions of board meetings in order to allow the board to serve as a more effective check on management.

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

Compensation Committee
NASDAQ rule 5605(d)(2) requires that U.S. listed companies have a compensation committee with at least two members and composed entirely of independent directors, as defined in the NASDAQ rules. In addition, the NASDAQ rules require a U.S. listed company’s compensation committee to have a charter that meets the requirements of rule 5605(d)(1) and the responsibilities and authorities listed in rule 5605(d)(3). Bermuda law does not impose any such requirements on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirements described in this paragraph. However, our board of directors has established a compensation committee, which currently comprises three directors and acts in an advisory capacity to our board of directors with respect to compensation issues. The compensation committee is responsible for approving the compensation of the directors, officers and employees of VEON Ltd. and its subsidiaries, our employee benefit plans, any equity compensation plans of VEON Ltd. and its subsidiaries, and any contract relating to a director, officer or shareholder of VEON Ltd or any of our subsidiaries or their respective family members or affiliates.

Our internal corporate governance rules and procedures do not require us to have independent directors (as defined under NASDAQ rules) on our compensation committee. We believe the structure and responsibilities of our compensation committee are adequate to ensure that appropriate incentives are in place for our officers and employees, and the current members of our compensation committee are not officers or employees of VEON Ltd.

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

ITEM 16H. MINE SAFETY DISCLOSURE
Not required.

PART III

ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS
The financial information required by this item, together with the report of PricewaterhouseCoopers Accountants N.V., is set forth on pages F-1 through F-68.

ITEM 19. Exhibits

Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith
1.1	Bye-laws of VEON Ltd. , Amended and Restated July 30, 2018					*
1.2	Certificate of Incorporation, as amended, and Memorandum of Association	20-F	001-34694	1.2	4/03/2017
2.1	Form of Deposit Agreement (common shares), as amended, between VEON Ltd. and The Bank of New York Mellon, as depositary	F-6	333-164781	1	12/22/2017
2.2	Registration Rights Agreement, dated as October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS	F-4	333-164770	2.3	2/8/2010
2.3	Assignment, Assumption and Amendment Agreement to the Registration Rights Agreement, dated as of November 27, 2013, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS, Telenor East Invest AS and Telenor East Holding II AS	13D	005-85442	99.1	12/5/2013
2.4	Assignment, Assumption and Second Amendment Agreement to the Registration Rights Agreement, dated as of September 21, 2016, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Letterone Investment Holdings S.A., L1T VIP Holdings S.à r.l., Telenor Mobile Communications AS and Telenor East Holding II AS	6-K	001-34694	4.1	9/26/2016
2.5	Registration Rights Agreement, dated as of September 21, 2016, by and among VimpelCom Ltd., Telenor East Holding and Morgan Stanley & Co. International plc, J.P. Morgan Securities plc, Citigroup Global Markets Limited and Credit Suisse Securities (Europe) Limited	6-K	001-34694	4.1	9/22/2016
2.6	Multicurrency Term and Revolving Facilities Agreement, dated as of February 16, 2017, by and among, inter alios, VimpelCom Holdings B.V. and Citibank Europe plc, UK Branch	20-F	001-34694	2.6	4/03/2017
4.1	Form of Indemnification Agreement	20-F	001-34694	4.3	6/30/2011
4.2	Executive Investment Plan	S-8	333-180368	4.3	3/27/2012
4.3	Director Investment Plan	S-8	333-183294	4.3	8/14/2012
4.4	Vimpelcom 2010 Stock Option Plan	S-8	333-166315	4.3	4/27/2010
4.5	VimpelCom 2000 Stock Option Plan	S-8	333-166315	4.4	4/27/2010
4.6
Sale and purchase agreement, dated July 3, 2018, by and among VEON Luxembourg Holdings, VEON Luxembourg Finance Holdings S.à R.L., VEON Ltd., Hutchison Europe Telecommunications S.à R.L., CK Hutchison Holdings Limited, VIP-CKH Luxembourg S.à R.L., VIP-CKH Ireland Limited, VEON Amsterdam B.V., and HET Investments, in connection with VEON Ltd.’s sale of its 50% equity stake in Wind Tre to CK Hutchison Holdings Ltd.
						*
8	List of Significant Subsidiaries					*
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350					*

15.1	Consent of PricewaterhouseCoopers Accountants N.V. (VEON Ltd.)	*
99.1	Glossary of Telecommunications Terms	*
99.2	Regulation of Telecommunications	*
101.INS	XBRL Instance Document(2)	*
101.SCH	XBRL Taxonomy Extension Schema(2)	*
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase(2)	*
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase(2)	*
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase(2)	*
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase(2)	*
____________________

(1)
The following materials from the our Annual Report on Form 20-F for the year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated income statement for the year ended December 31, 2018, 2017 and 2016; (ii) Consolidated statement of comprehensive income for the year ended December 31, 2018, 2017 and 2016; (iii) Consolidated statement of financial position for the year ended December 31, 2018 and 2017; (iv) Consolidated statement of changes in equity for the year ended December 31, 2018, 2017 and 2016; (v) Consolidated statement of cash flows for the year ended December 31, 2018, 2017 and 2016; and (vi) Notes to consolidated financial statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

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

VEON LTD.

By:    /s/ Ursula M. Burns
Name:    Ursula M. Burns
Title:    Chairman of the Board and Chief Executive Officer
Date:    March 14, 2019

Consolidated financial statements

VEON Ltd.
As of December 31, 2018 and
for the three years then ended

Report Of Independent Registered Public Accounting Firm

To: the Board of Directors and Shareholders of VEON Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of VEON Ltd. and its subsidiaries (“the Company”) as of December 31, 2018 and 2017, and the related consolidated income statement, statement of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operation and their cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Report Of Independent Registered Public Accounting Firm

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ F.P. Izeboud RA, CPA
PricewaterhouseCoopers Accountants N.V.
Amsterdam, the Netherlands
March 14, 2019

We have served as the Company’s auditor since 2014.

CONSOLIDATED INCOME STATEMENT

for the years ended December 31

	Note	2018	2017*	2016*
(In millions of U.S. dollars, except per share amounts)

Service revenue		8,526	9,105	8,553
Sale of equipment and accessories		427	244	184
Other revenue		133	125	148
Total operating revenue	3	9,086	9,474	8,885

Service costs		(1,701)	(1,879)	(1,769)
Cost of equipment and accessories		(415)	(260)	(216)
Selling, general and administrative expenses	4	(3,697)	(3,748)	(3,668)
Depreciation	12	(1,339)	(1,491)	(1,439)
Amortization	13	(495)	(537)	(497)
Impairment (loss) / reversal	11	(858)	(66)	(192)
Gain / (loss) on disposal of non-current assets		(57)	(26)	(20)
Gain / (loss) on disposal of subsidiaries	15	30	—	—
Total operating expenses		(8,532)	(8,007)	(7,801)

Operating profit		554	1,467	1,084

Finance costs		(816)	(935)	(830)
Finance income		67	95	69
Other non-operating gain / (loss), net	5	(68)	(97)	(82)
Share of profit / (loss) of joint ventures and associates		—	(22)	(11)
Impairment of joint ventures and associates		—	(110)	(99)
Net foreign exchange gain / (loss)		15	(70)	157
Profit / (loss) before tax from continuing operations		(248)	328	288

Income tax expense	9	(369)	(472)	(635)
Profit / (loss) for the period from continuing operations		(617)	(144)	(347)

Profit / (loss) after tax from discontinued operations	10	(300)	(390)	979
Gain / (loss) on disposal of discontinued operations	10	1,279	—	1,788
Profit for the period from discontinued operations		979	(390)	2,767
Profit / (loss) for the period		362	(534)	2,420

Attributable to:
The owners of the parent (continuing operations)		(397)	(115)	(439)
The owners of the parent (discontinued operations)		979	(390)	2,767
Non-controlling interest		(220)	(29)	92
		362	(534)	2,420

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent:
From continuing operations	20	($0.23)	($0.07)	($0.25)
From discontinued operations	20	$0.56	($0.22)	$1.58
Total	20	$0.33	($0.29)	$1.33

* Prior year comparatives are restated following the classification of Italy Joint Venture as a discontinued operation and retrospective recognition of depreciation charges in respect of Deodar (see Note 10).

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31

	Note	2018	2017*	2016*
(In millions of U.S. dollars)

Profit / (loss) for the period		362	(534)	2,420

Items that may be reclassified to profit or loss

Share of other comprehensive loss of joint ventures	10	(18)	(12)	—
Foreign currency translation		(819)	(637)	85
Other		(2)	(7)	13

Items reclassified to profit or loss

Accumulated share of other comprehensive income / (loss) of Italy Joint Venture	10	31	—	—
Accumulated foreign currency translation reserve	10	(79)	—	(259)
Accumulated cash flow hedge reserve		—	—	53

Other comprehensive income / (loss) for the period, net of tax		(887)	(656)	(108)

Total comprehensive income / (loss) for the period, net of tax		(525)	(1,190)	2,312

Attributable to:
The owners of the parent		(138)	(1,081)	2,233
Non-controlling interests		(387)	(109)	(79)
		(525)	(1,190)	2,312
* Prior year comparatives are restated following the retrospective recognition of depreciation charges in respect of Deodar (see Note 10).

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of December 31

	Note	2018	2017*
(In millions of U.S. dollars)

Assets
Non-current assets
Property and equipment	12	4,932	6,237
Intangible assets	13	1,854	2,168
Goodwill	14	3,816	4,618
Investments in joint ventures and associates		—	1,921
Deferred tax assets	9	197	336
Other assets	7	193	263
Total non-current assets		10,992	15,543

Current assets
Inventories		141	72
Trade and other receivables	6	577	755
Other financial assets	16	88	1,130
Other assets	7	479	648
Cash and cash equivalents	17	1,808	1,314
Total current assets		3,093	3,919

Assets classified as held for sale		17	22

Total assets		14,102	19,484

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	19	3,670	4,331
Non-controlling interests		(891)	(441)
Total equity		2,779	3,890

Non-current liabilities
Financial liabilities	16	6,567	10,362
Provisions	8	110	123
Deferred tax liabilities	9	180	376
Other liabilities	7	53	83
Total non-current liabilities		6,910	10,944

Current liabilities
Trade and other payables		1,432	1,544
Other financial liabilities	16	1,289	1,268
Provisions	8	398	422
Other liabilities	7	1,290	1,401
Total current liabilities		4,409	4,635

Liabilities associated with assets held for sale		4	15

Total equity and liabilities		14,102	19,484
* Prior year comparatives are restated following the retrospective reversal of reclassification of Deodar assets and liabilities as held for sale and retrospective recognition of depreciation charges in respect of Deodar (see Note 10).

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2018

			Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non-controlling interests	Total equity

As of December 31, 2017*		1,749,127,404	2	12,753	729	(1,486)	(7,667)	4,331	(441)	3,890
Adjustments arising due to new accounting standards	25	—	—	—	—	46	—	46	11	57
As of January 1, 2018		1,749,127,404	2	12,753	729	(1,440)	(7,667)	4,377	(430)	3,947

Profit / (loss) for the period		—	—	—	—	582	—	582	(220)	362
Other comprehensive income / (loss)		—	—	—	11	5	(736)	(720)	(167)	(887)
Total comprehensive income / (loss)		—	—	—	11	587	(736)	(138)	(387)	(525)

Dividends declared	21	—	—	—	—	(509)	—	(509)	(93)	(602)
Other		—	—	—	3	(50)	(13)	(60)	19	(41)
As of December 31, 2018		1,749,127,404	2	12,753	743	(1,412)	(8,416)	3,670	(891)	2,779

for the year ended December 31, 2017

			Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2017		1,749,004,648	2	12,753	753	(439)	(7,109)	5,960	83	6,043

Loss for the period *		—	—	—	—	(505)	—	(505)	(29)	(534)
Other comprehensive loss		—	—	—	(18)	—	(558)	(576)	(80)	(656)
Total comprehensive loss		—	—	—	(18)	(505)	(558)	(1,081)	(109)	(1,190)

Dividends declared	21	—	—	—	—	(536)	—	(536)	(168)	(704)
Share-based payment transactions		122,756	—	—	—	—	—	—	—	—
Changes in ownership interest in a subsidiary that do not result in a loss of control	15	—	—	—	(12)	—	—	(12)	(247)	(259)
Reallocation to legal reserve in Algeria		—	—	—	6	(6)	—	—	—	—
As of December 31, 2017*		1,749,127,404	2	12,753	729	(1,486)	(7,667)	4,331	(441)	3,890
* Prior year comparatives are restated following the retrospective recognition of depreciation charges in respect of Deodar (see Note 10).

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2016

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non-controlling interests	Total equity

As at January 1, 2016		1,749,004,648	2	12,753	667	(2,706)	(6,951)	3,765	129	3,894

Profit / (loss) for the period		—	—	—	—	2,328	—	2,328	92	2,420
Other comprehensive income		—	—	—	63	—	(158)	(95)	(13)	(108)
Total comprehensive income		—	—	—	63	2,328	(158)	2,233	79	2,312

Dividends declared	21	—	—	—	—	(61)	—	(61)	(106)	(167)
Changes in ownership interest in a subsidiary that do not result in a loss of control	15	—	—	—	23	—	—	23	(19)	4
As at December 31, 2016		1,749,004,648	2	12,753	753	(439)	(7,109)	5,960	83	6,043

CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31

(In millions of U.S. dollars)	Note	2018	2017*	2016*

Operating activities
Profit / (loss) before tax from continuing operations		(248)	328	288
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation, amortization and impairment loss / (reversal)		2,692	2,094	2,128
(Gain) / loss on disposal of non-current assets		57	26	20
(Gain) / loss on disposal of subsidiaries	15	(30)	—	—
Finance income		(67)	(95)	(69)
Finance costs		816	935	830
Other non-operating (gain) / loss, net	5	68	97	82
Share of loss and impairment of joint ventures and associates	10	—	132	110
Net foreign exchange (gain) / loss		(15)	70	(157)

Changes in trade and other receivables and prepayments		96	(168)	(129)
Changes in inventories		(88)	54	(13)
Changes in trade and other payables		274	311	(107)
Changes in provisions and pensions		40	(119)	(645)

Interest paid	16	(736)	(834)	(789)
Interest received		60	89	63
Income tax paid	9	(404)	(445)	(420)

Net cash flows from operating activities of discontinued operations		—	—	683

Net cash flows from operating activities		2,515	2,475	1,875

Investing activities
Purchase of property and equipment and intangible assets		(1,948)	(2,037)	(1,651)
Proceeds from sale of property and equipment and intangible assets		17	8	15
Proceeds from sale of Italy Joint Venture	10	2,830	—	—
Receipts from / (payment on) deposits	16	1,034	(898)	19
Receipts from / (investment in) financial assets		62	(101)	(87)
Acquisition of subsidiaries, net of cash acquired		—	—	7
Proceeds from sale of shares in subsidiaries, net of cash disposed		2	12	(325)

Net cash flows from investing activities of discontinued operations		—	—	(649)

Net cash flows from / (used in) investing activities		1,997	(3,016)	(2,671)

Financing activities
Acquisition of non-controlling interest		—	(259)	(5)
Proceeds from borrowings, net of fees paid **	16	807	6,193	1,882
Repayment of borrowings	16	(4,122)	(5,948)	(1,816)
Dividends paid to owners of the parent	21	(508)	(518)	(61)
Dividends paid to non-controlling interests	21	(93)	(201)	(106)

Net cash flows from financing activities of discontinued operations		—	—	(20)

Net cash flows from / (used in) financing activities		(3,916)	(733)	(126)

Net increase / (decrease) in cash and cash equivalents		596	(1,274)	(922)
Net foreign exchange difference		(119)	(354)	(64)
Classified as held for sale at the beginning of period		—	—	314
Classified as held for sale at the end of the period		—	—	—

Cash and cash equivalents at beginning of period		1,314	2,942	3,614

Cash and cash equivalents at end of period, net of overdraft	17	1,791	1,314	2,942
* Prior year comparatives are restated following the classification of Italy Joint Venture as a discontinued operation and retrospective recognition of depreciation charges in respect of Deodar (see Note 10).
** Fees paid for borrowings were US$64 (2017: US$56, 2016: US$31)

GENERAL INFORMATION ABOUT THE GROUP
1    General information
VEON Ltd. (“VEON”, the “Company”, and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business are located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.
VEON’s ADSs are listed on the NASDAQ Global Select Market and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).
VEON earns revenues by providing voice and data telecommunication services through a range of mobile and fixed-line technologies. As of December 31, 2018, the Company operated telecommunications services in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Armenia, Georgia and Kyrgyzstan. During 2018, VEON sold its operations in Tajikistan and Laos (see Note 15), as well as its 50% share in the Italy Joint Venture (see Note 10).
The consolidated financial statements were authorized by the Board of Directors for issuance on March 14, 2019. The Company has the ability to amend and reissue the consolidated financial statements.
The consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these Notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.
In these Notes to the consolidated financial statements, prior year comparatives are restated following the retrospective reversal of reclassification of Deodar assets and liabilities as held for sale and retrospective recognition of depreciation charges in respect of Deodar assets (see Note 10). In addition, the Italy Joint Venture was classified as a discontinued operation during the year, resulting in the reclassification of share of profit / (loss) of the Italy Joint Venture to ‘Profit / (loss) after tax from discontinued operations’ for the current and comparative periods.

OPERATING ACTIVITIES OF THE GROUP

2	SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets or liabilities by reportable segments.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses (“Capital expenditures”).
As of December 31, 2018, the Italy Joint Venture is no longer a reportable segment, due to its classification as a discontinued operation in June 2018 and subsequent sale.
Financial information by reportable segment for the periods ended December 31 is presented in the following tables. Inter-segment transactions between operating segments are made on terms which are comparable to transactions with third parties.

	External customers			Inter-segment			Total revenue
Revenue	2018	2017	2016	2018	2017	2016	2018	2017	2016

Russia	4,632	4,698	4,059	22	31	38	4,654	4,729	4,097
Pakistan	1,481	1,525	1,293	13	—	2	1,494	1,525	1,295
Algeria	810	914	1,040	3	1	—	813	915	1,040
Bangladesh	521	574	621	—	—	—	521	574	621
Ukraine	663	600	566	25	22	20	688	622	586
Uzbekistan	314	513	662	1	—	1	315	513	663
HQ	—	—	10	—	—	—	—	—	10
Others	665	650	634	(64)	(54)	(61)	601	596	573

Total segments	9,086	9,474	8,885	—	—	—	9,086	9,474	8,885

	Adjusted EBITDA			Capital expenditures excluding licenses
Other disclosures	2018	2017	2016	2018	2017*	2016*

Russia	1,677	1,788	1,574	742	667	643
Pakistan	714	703	507	199	240	215
Algeria	363	426	547	107	132	165
Bangladesh	183	233	267	93	101	137
Ukraine	387	347	306	115	98	104
Uzbekistan	136	261	395	39	63	174
HQ	(357)	(325)	(421)	11	31	24
Other	170	154	57	109	128	130

Total segments	3,273	3,587	3,232	1,415	1,460	1,592
* Prior period comparatives have been restated to exclude certain costs, such as cost to acquire telecommunication licenses.

The following table provides the reconciliation of consolidated Adjusted EBITDA to consolidated income statement before tax for the years ended December 31:

	2018	2017*	2016*

Total Segments Adjusted EBITDA	3,273	3,587	3,232

Depreciation	(1,339)	(1,491)	(1,439)
Amortization	(495)	(537)	(497)
Impairment (loss) / reversal	(858)	(66)	(192)
Gain / (loss) on disposal of non-current assets	(57)	(26)	(20)
Gain / (loss) on sale of subsidiaries	30	—	—
Finance costs	(816)	(935)	(830)
Finance income	67	95	69
Other non-operating gain / (loss), net	(68)	(97)	(82)
Share of loss of joint ventures and associates	—	(22)	(11)
Impairment of joint ventures and associates	—	(110)	(99)
Net foreign exchange gain / (loss)	15	(70)	157

Profit / (loss) before tax from continuing operations	(248)	328	288
Geographical information of non-current assets
The total of non-current assets (other than financial instruments, investments in subsidiaries and deferred tax assets, which are included in Other, along with consolidation eliminations), broken down by location of the assets, is shown in the following tables:

	2018	2017

Russia	4,794	5,969
Pakistan	1,661	2,270
Algeria	1,890	2,151
Bangladesh	773	988
Ukraine	748	552
Uzbekistan	211	213
HQ	17	55
Other	898	3,345

Total segments	10,992	15,543

3	OPERATING REVENUE
VEON generates revenue from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. Products and services may be sold separately or in bundled packages.
The effect of initially applying IFRS 15 on the Group’s revenue from contracts with customers is described in Note 25. Due to the transition method chosen in applying IFRS 15, comparative information has not been restated to reflect the new requirements.
Revenue from contracts with customers
The following table provides a breakdown of revenue from contracts with customers by mobile and fixed line for the years ended December 31:

	Mobile			Fixed line			Total revenue
	2018	2017	2016	2018	2017	2016	2018	2017	2016

Russia	4,085	4,053	3,430	569	676	667	4,654	4,729	4,097
Pakistan	1,494	1,525	1,295	—	—	—	1,494	1,525	1,295
Algeria	813	915	1,040	—	—	—	813	915	1,040
Bangladesh	521	574	621	—	—	—	521	574	621
Ukraine	644	581	545	44	41	41	688	622	586
Uzbekistan	313	510	659	2	3	4	315	513	663
HQ	—	—	—	—	—	10	—	—	10
Others	496	530	499	105	66	74	601	596	573

Total segments	8,366	8,688	8,089	720	786	796	9,086	9,474	8,885
Assets and liabilities arising from contracts with customers
The following table provides a breakdown of contract balances and capitalized customer acquisition costs.

	December 31, 2018	January 1, 2018
Contract balances
Receivables (billed)	673	780
Contract assets (unbilled)	43	18
Contract liabilities	(161)	(157)

Capitalized costs
Customer acquisition costs	83	93

ACCOUNTING POLICIES
The following accounting policies have been applied with effect from January 1, 2018, see Note 25 for further details.
Revenue from contracts with customers
Service revenue
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
Revenue for services with a fixed term, including fixed-term tariff plans and monthly subscriptions, is generally recognized over time, on a straight-line basis. For pay-as-you-use plans, in which the customer is charged based on actual usage, revenue is recognized over time, on a usage basis. Some tariff plans allow customers to rollover unused services to the following period. For these tariff plans, revenue is generally recognized over time, on a usage basis.
For contracts which include multiple service components (such as voice, text, data), revenue is allocated based on stand-alone selling price. The stand-alone selling price for these services is determined with reference the price charged per service under a pay-as-you-use plan to similar customers.
Upfront fees, including activation or connection fees, are recognized on a straight-line basis over the contract term. For contracts with an indefinite term (generally prepaid contracts), revenue from upfront fees is recognized over the average customer life.
Revenue from other operators, including interconnect and roaming charges, is recognized based on the price specified in the contract, net of any estimated retrospective volume discounts. Accumulated experience is used to estimate and provide for the discounts.
All service revenue is recognized over time.

Sale of equipment and accessories
Equipment and accessories are usually sold to customers on a stand-alone basis or together with service bundles. Where sold together with service bundles, revenue is allocated pro-rata, based on the stand-alone selling price of the equipment and the service bundle.
Revenue for mobile handsets and accessories is recognized when the equipment is sold to a network customer, or, if sold via an intermediary, when the intermediary has taken control of the device and the intermediary has no remaining right of return. Revenue for fixed-line equipment is not recognized until installation and testing of such equipment are completed and the equipment is accepted by the customer.
All revenue from sale of equipment and accessories is recognized at a point in time.
Contract balances
Receivables and contracts assets mostly relate to amounts due from other operators and postpaid customers. Contract assets, often referred to as ‘Accrued receivables’ are transferred to receivables when the rights become unconditional, which usually occurs when the Group issues an invoice to the customer.
Contract liabilities, often referred to as ‘Deferred revenue’, relate primarily to non-refundable cash received from prepaid customers for fixed-term tariff plans or pay-as-you-use tariff plans. Contract liabilities are presented as ‘Long-term deferred revenue’ and ‘Short-term deferred revenue’ in Note 7. All ‘Short-term deferred revenue’ amounts outstanding at the beginning of the year have been recognized as revenue during the year.
Customer acquisition costs
Certain incremental costs incurred in acquiring a contract with a customer (“customer acquisition costs”), are deferred in the consolidated statement of financial position, within 'Other assets' (see Note 7). Such costs generally relate to commissions paid to third-party dealers and are amortized on a straight-line basis over the average customer life, within ‘Selling, general and administrative expenses’.
The Group applies the practical expedient available for customer acquisition costs for which the amortization would have been shorter than 12 months. Such costs relate primarily to commissions paid to third-party dealers upon top-up of prepaid credit by customers and sale of top-up cards.
SOURCE OF ESTIMATION UNCERTAINTY
Average customer life
Management estimates the average customer life for revenue (such as upfront fees) from contracts with an indefinite term and for customer acquisition costs. The average customer life is calculated based on historical data, specifically churn rates for different customer segments (such as mobile and fixed line, prepaid and postpaid).

4	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses consisted of the following items for the years ended December 31:

	2018	2017	2016

Network and IT costs	1,176	1,185	1,043
Personnel costs	889	927	775
Customer associated costs	867	893	822
Losses on receivables	62	59	58
Taxes, other than income taxes	217	219	244
Other	486	465	726
Total selling, general and administrative expenses	3,697	3,748	3,668
Included within “Other” for the year ended December 31, 2017, is a reduction of US$106 following the amendment of an agreement with a vendor, which resulted in certain payments to the Company.
OPERATING LEASES
Total operating lease expense recognized in the consolidated income statement amounted to US$425 (2017: US$444, 2016: US$408).
Operating lease commitments mainly relate to the lease of base station sites and office spaces. Operating leases can be renewed but may be subject to renegotiations with lessors.
Operating lease commitments are as follows as of December 31:

	2018	2017

Less than 1 year	102	70
Between 1 and 3 years	211	151
Between 3 and 5 years	139	78
More than 5 years	180	167
Total commitments	632	466
ACCOUNTING POLICIES
Customer associated costs
Customer associated costs relate primarily to commissions paid to third-party dealers and marketing expenses. Certain dealer commissions are initially capitalized in the consolidated statement of financial position, see Note 3 for further details.
Operating leases
The following accounting policy has been applied for the Group for the current and comparative years. Refer to Note 25 for details regarding changes made to accounting for leases and impact for the Group in future years.
The rental payable under operating leases is recognized as an operating lease expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of VEON’s benefit. No asset is capitalized. If the periodic payments or part of the periodic payments has been prepaid, the Company recognizes these prepayments in the statement of financial position as other assets.

5	OTHER NON-OPERATING LOSSES, NET
Other non-operating (losses) / gains consisted of the following for the years ended December 31:

	2018	2017	2016

Loss from early debt redemption	(30)	(124)	—
Change of fair value of other derivatives	(58)	(13)	(120)
Impairment loss of other financial assets	(2)	(20)	—
Gains relating to past acquisitions and divestments	4	70	21
Other gains / (losses)	18	(10)	17
Other non-operating gain / (loss), net	(68)	(97)	(82)
Loss from early debt redemption in 2018 and 2017 relates to the settlement of the cash tender offer for certain outstanding debt securities, see Note 16 for further details.
Included in ‘Gains relating to past acquisitions and divestments’ in 2017 is a net gain of US$45 pertaining to indemnification from a past business acquisition, and a gain of US$25 as a result of an increase in cash consideration receivable pertaining to the disposal of Italy operations in 2016.

6	TRADE AND OTHER RECEIVABLES
Trade and other receivables consisted of the following items as of December 31:

	2018	2017	2016

Trade receivables (gross)*	716	798	769
Allowance for doubtful debt	(171)	(169)	(160)
Trade receivables (net)	545	629	609

Other receivables	32	126	76
Total trade and other receivables	577	755	685
* Includes contract assets (unbilled receivables), see Note 3 for further details

As of December 31, 2018, an impairment of US$171 (2017: US$169, 2016: US$160) is recorded against trade receivables. See below the movements in the allowance for doubtful debt:

	2018	2017	2016

Balance as of January 1 before IFRS 9 adjustment	169	160	182
Adjustment due to IFRS 9 (see Note 25)	14	—	—
Balance as of January 1 after IFRS 9 adjustment	183	160	182

Allowance for doubtful debts	47	36	73
Recoveries	(17)	(9)	(5)
Accounts receivable written off	(18)	(13)	(44)
Acquisitions and divestments of subsidiaries	—	—	(48)
Foreign currency translation adjustment	(15)	(4)	2
Other movements	(9)	(1)	—

Balance as of December 31	171	169	160
Set out below is the information about the Group’s trade receivables and contract assets using a provision matrix:

			Days past due
December 31, 2018	Contract assets	Current	< 30 days	Between 31 and 120 days	> 120 days	Total

Expected loss rate, %	0.2%	1.2%	9.6%	33.6%	81.5%
Trade receivables, gross	44	389	61	44	178	716
Expected credit losses	(1)	(5)	(6)	(15)	(144)	(171)

Trade receivables, net	43	384	55	29	34	545

			Days past due
January 1, 2018	Contract assets	Current	< 30 days	Between 31 and 120 days	> 120 days	Total

Expected loss rate, %	1.1%	1.3%	7.6%	27.6%	63.9%
Trade receivables, gross	18	371	92	87	230	798
Expected credit losses	—	(5)	(7)	(24)	(147)	(183)

Trade receivables, net	18	366	85	63	83	615

ACCOUNTING POLICIES
Trade and other receivables
Trade and other receivables are measured at amortized cost and include invoiced amounts less appropriate allowances for estimated uncollectible amounts.
Expected credit losses
The following accounting policy has been applied with effect from January 1, 2018, see Note 25 for further details.
The expected credit loss allowance (ECL) is recognized for all receivables measured at amortized cost or fair value through OCI with recycling at each reporting date. This means that an allowance for doubtful debt is recognized for all receivables even though there may not be objective evidence that the trade receivable has been impaired.
VEON applies the Simplified approach (i.e. provision matrix) for calculating a lifetime ECL for its trade and other receivables, including unbilled receivables (contract assets). The provision matrix is based on the historical credit loss experience over the life of the trade receivables and is adjusted for forward-looking estimates. Forward looking estimates include macro-economic factors such as GDP (for receivables due from legal entities) and unemployment rates (for receivables due from individual customers). The provision matrix is reviewed on a quarterly basis.

7	OTHER ASSETS AND LIABILITIES
Other assets consisted of the following items as of December 31:

	2018	2017
Other non-current assets
Customer acquisition costs (see Note 3)	83	—
Non-current income tax advances (see Note 9)	32	28
Other financial assets	58	34
Advances to suppliers	11	17
Deferred costs related to connection fees	6	7
Indemnification assets	3	177
Total other non-current assets	193	263

Other current assets
Advances to suppliers	151	162
Input value added tax	149	181
Current income tax assets (see Note 9)	112	230
Prepaid taxes	39	31
Deferred costs related to connection fees	8	12
Other assets	20	32
Total other current assets	479	648

Other liabilities consisted of the following items as of December 31:

	2018	2017
Other non-current liabilities
Long-term deferred revenue (see Note 3)	10	12
Pensions and other post-employment benefits	29	54
Other liabilities	14	17
Total other non-current liabilities	53	83

Other current liabilities
Short-term deferred revenue (see Note 3)	151	146
Customer advances	200	228
Customer deposits	192	189
Current income tax payables (see Note 9)	32	48
Other taxes payable	352	427
Other payments to authorities	86	91
Due to employees	198	173
Other liabilities	79	99
Total other current liabilities	1,290	1,401

8	PROVISIONS AND CONTINGENT LIABILITIES
PROVISIONS
The following table summarizes the movement in provisions for the years ended December 31:

	Income tax provisions	Non-income tax provisions	Decommi-ssioning provision	Legal provision	Other provisions	Total
Cost

As of January 1, 2017	244	96	98	157	27	622

Arising during the year	57	28	5	28	26	144
Reclassified to assets held for sale	(1)	—	(4)	—	—	(5)
Utilized	(4)	(16)	(1)	(66)	(13)	(100)
Unused amounts reversed	(32)	(4)	(2)	(68)	(9)	(115)
Discount rate adjustment and imputed interest (change in estimate)	—	—	10	—	—	10
Translation adjustments and other	(6)	(6)	—	(2)	3	(11)

As of December 31, 2017	258	98	106	49	34	545
Current	—	—	106	16	1	123
Non-current	258	98	—	33	33	422

As of January 1, 2018	258	98	106	49	34	545

Arising during the year	11	11	4	5	43	74
Reclassified to assets held for sale	(1)	(1)	(4)	—	—	(6)
Utilized	(6)	(11)	(1)	(2)	(15)	(35)
Unused amounts reversed	—	—	(2)	(8)	—	(10)
Transfer and reclassification	(65)	65	—	—	—	—
Discount rate adjustment and imputed interest (change in estimate)	—	—	8	—	—	8
Translation adjustments and other	(33)	(12)	(18)	—	(5)	(68)

As of December 31, 2018	164	150	93	44	57	508
Non-current	—	—	93	17	—	110
Current	164	150	—	27	57	398

Significant legal proceedings are discussed below, or in Note 9 for tax-related proceedings.
The timing of payments in respect of provisions is, with some exceptions, not contractually fixed and cannot be estimated with certainty. In addition, with respect to legal proceedings, given inherent uncertainties, there can be no guarantee that the ultimate outcome will be in line with VEON’s current expectations. See “Sources of estimation uncertainty” below for further details regarding assumptions and sources of uncertainty.
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
The DPA, the Unitel guilty plea, the Dutch Settlement Agreement and the SEC Judgment comprise the terms of the resolution of the Company’s potential liabilities in the previously disclosed DOJ, SEC and OM investigations regarding VEON and Unitel.
All amounts to be paid under the DPA, the Unitel guilty plea, the Dutch Settlement Agreement and the SEC Judgment were paid in the first quarter of 2016 and were deducted from the already existing provision of US$900 recorded in the third quarter of 2015 and disclosed in the 2015 annual consolidated financial statements. The remaining provision of US$105 as of December 31, 2015, related to future direct and incremental expected legal fees associated with the resolutions.
In 2018, the Company paid US$7 in legal fees (2017: US$14), utilizing this provision. The Company did not change its estimates in 2018, keeping the provision at US$26 as of December 31, 2018 (2017: US$33).
The Company cannot currently estimate the magnitude of future costs to be incurred to comply with the DPA, the SEC Judgment and the Dutch Settlement Agreement, but these costs could be significant.
CONTINGENT LIABILITIES
The Group had contingent liabilities as of December 31, 2018 as set out below.
VEON - Securities Class Action
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
On September 19, 2017, the Court in the Southern District of New York rendered a decision granting in part VEON’s motion to dismiss the Amended Complaint.
On February 9, 2018, VEON filed its Answer and Affirmative Defenses to the allegations that remain in the Amended Complaint after the Court’s September 19, 2017 Order.  Motions to dismiss were filed by all the individual defendants on February 9, 2018. On April 13, 2018, plaintiff dismissed its claims voluntarily against one of the individual defendants. On August 30, 2018, the Court granted the motions to dismiss by all of the individual defendants remaining in the action, and the time for appeal has now expired. On December 3, 2018, VEON requested permission from the Court to file a motion for judgment on the pleadings, arguing Westway lacked standing as a result of the September 19, 2017 order because it had not purchased any securities on or after the date of the earliest alleged misstatement.  That same day, Westway requested permission to file a Second Amended Complaint to add three additional named plaintiffs in an effort to cure this deficiency.  On December 6, 2018, VEON and Westway filed oppositions to each other’s applications.  The parties’ cross-applications remain pending with the Court. The Company intends to vigorously defend the action at all phases moving forward.
GTH - License Fees Tax Litigation
The Egyptian Tax Authority (“ETA”) conducted a review of Global Telecom Holding S.A.E (“GTH”) tax filings for the years 2000-2004. Following the review, in May 2010, the Internal Committee of the ETA assessed additional tax liabilities in the amount of approximately Egyptian pound (“EGP”) 2 billion (US$113) against GTH for these years. The basis for the assessment was that, according to the ETA, GTH’s investments in Algeria, Syria, Iraq, Tunisia and Sub-Saharan Africa during these years were actually license fees paid to foreign governments for which Egyptian withholding tax was due according to Egyptian tax laws.
On May 14, 2012, the Appellate Committee reduced the assessed amount to EGP 323 million (US$18).
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
On December 20, 2018 GTH submitted a settlement application to the Tax Settlement Committee to review this case.
Separately, on January 18, 2016, GTH, through its tax advisors, received a demand from the ETA claiming an amount of EGP 429 million (US$24) in late payment interest on the Appellate Committee’s assessment of EGP 323 million (US$18). The demand threatened administrative seizure of GTH’s assets in the event of non-payment. On February 17, 2016, GTH filed an appeal in the Administrative Court to challenge the demand and intends to vigorously defend itself.
GTH – Iraqi Profits and Dividends Tax Litigation
2005 Tax Year
In March 2011, the ETA conducted an audit of GTH’s tax filings for the year 2005. Following its review, the ETA concluded that income derived by TICL from Iraqna (“TICL-Iraqna Income”) for that year should be included in GTH’s tax return and taxed at 20%, and accordingly claimed additional corporate income tax of EGP 235 million (US$13). GTH challenged the ETA’s claim before the Internal Committee of the ETA arguing that the TICL-Iraqna Income should be fully exempt from Egyptian corporate income tax pursuant to the Iraq-Egypt double taxation treaty. On December 20, 2018 GTH submitted a settlement application to the Tax Settlement Committee to review this case
Separately, on January 18, 2016, GTH, through its tax advisors, received a demand from the ETA claiming an amount of EGP 235 million (US$13) assessed together with late payment interest of EGP 258 million (US$15). The demand threatened administrative seizure of GTH’s assets in the event of non-payment. On February 17, 2016, GTH filed an appeal in the Administrative Court to challenge the demand and intends to vigorously defend itself. On February 24, 2016, GTH received an updated demand from the ETA claiming EGP 505 million (EGP 235 million principal plus EGP 270 million interest), which GTH objected to.
On December 28, 2017, GTH was notified that administrative seizure orders had been issued against various banks used by GTH in Egypt. On January 14, 2018, GTH registered a contestation of the enforcement which suspended the operability of the seizure orders until the matter can be heard by the court.
2007 Tax Year
In addition, during the audit conducted by the ETA in 2011 in respect GTH’s tax filings for the year 2007, the ETA concluded that GTH owed additional corporate income tax of EGP 282 million (US$16) in respect of dividends distributed by Iraqna to OTIL in 2007. After GTH disputed the claim on the basis of the Iraq-Egypt double taxation treaty, the ETA referred the dispute to the Internal Committee, who upheld the ETA’s position. GTH appealed the Internal Committee’s decision to the Appeal Committee, which notified GTH of its decision to uphold the ETA's position on August 2, 2018.
On September 30, 2018, GTH appealed the Appellate Committee’s decision to the Administrative Court where proceedings are ongoing.
On December 20, 2018 GTH submitted a settlement application to the Tax Settlement Committee to review this case.
Canadian action brought by the Catalyst Capital group Inc.
VEON is a defendant in an action brought in 2016 by The Catalyst Capital Group Inc. (“Catalyst”) for CAD 1.3 billion (US$1,034) alleging breach of contract in the Superior Court of Justice in Ontario, Canada. In 2014, Catalyst and the company entered into an exclusivity agreement in connection with negotiations for the sale of the company’s WIND Mobile business. Catalyst alleges that the company and its financial advisor, UBS Securities Canada Inc., breached their exclusivity agreement obligations, which in turn enabled the sale of WIND Mobile to a consortium of other investors, who are also named co-defendants. The company filed a Statement of Defense denying all allegations and intends to vigorously contest the matter. VEON’s motion to dismiss the claim (as well as motions of all other defendants) was heard August 16-18, 2017.
On April 18, 2018, VEON’s motion was granted (as well as the motions of all the other defendants) and Catalyst’s claim was dismissed as an abuse of process. On May 18, 2018, Catalyst appealed the decision to the Ontario Court of Appeal. The appeal hearing was held on February 19-20, 2019. A decision remains pending.

VAT on Replacement SIMs
June 2009 to December 2011
On April 1, 2012, the National Board of Revenue (“NBR”) issued a demand to Banglalink for BDT 7.74 billion (US$94) for unpaid SIM tax (VAT and supplementary duty). The NBR alleged that Banglalink evaded SIM tax on new SIM cards by issuing them as replacements. On the basis of 5 random SIM card purchases made by the NBR, the NBR concluded that all SIM card replacements issued by Banglalink between June 2009 and December 2011 (7,021,834 in total) were new SIM connections and subject to tax. Similar notices were sent to three other operators in Bangladesh. Banglalink and the other operators filed separate petitions in the High Court, which stayed enforcement of the demands.
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
The NBR Chairman and operators’ representative agreed that the BTRC would prepare further guidelines for verification of SIM users. Although the BTRC submitted its guidelines (under which Bangalink’s exposure was determined to be 8.5% of the original demand), the Convenor of the Review Committee submitted a supplementary report which disregarded the BTRC’s guidelines and assessed Banglalink’s liability for SIM tax to be BDT 7.62 billion (US$92). The operators refused to sign the supplementary report.
On May 18, 2015, Banglalink received an updated demand from the LTU claiming Banglalink had incorrectly issued 6,887,633 SIM cards as replacement SIM cards between June 2009 and December 2011 and required Banglalink to pay BDT 5.32 billion (US$64) in SIM tax. The demand also stated that interest may be payable. Similar demands were sent to the other operators.
On June 25, 2015, Banglalink filed an application to the High Court to stay the updated demand, and a stay was granted. On August 13, 2015, Banglalink filed its appeal against the demand before the Appellate Tribunal and deposited 10% of the amount demanded in order to proceed. The other operators also appealed their demands. On May 26, 2016, Banglalink presented its legal arguments and on September 28, 2016, the appeals of all the operators were heard together
The Bangladesh Appellate Tribunal rejected the appeal of Banglalink and all other operators on June 22, 2017. On July 11, 2017, Banglalink filed an appeal of the Appellate Tribunal’s judgment with the High Court Division of the Supreme Court of Bangladesh.
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
Other contingencies and uncertainties
In addition to the individual matters mentioned above, the Company is involved in other disputes, litigation and regulatory inquiries and investigations, both pending and threatened, in the ordinary course of its business. The total value of all other individual contingencies above US$5 other than disclosed above amounts to US$68 (2017: US$107). The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company. Furthermore, the Company believes it has provided for all probable liabilities arising in the ordinary course of its business.
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
Contingent liabilities are possible obligations arising from past events, whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

SOURCE OF ESTIMATION UNCERTAINTY
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

9	INCOME TAXES
Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at reporting date, and any adjustment to tax payable in respect of previous years.
Income tax expense consisted of the following for the years ended December 31:

	2018	2017	2016

Current income taxes
Current year	477	397	615
Adjustments in respect of previous years	9	(28)	(3)
Total current income taxes	486	369	612

Deferred income taxes
Origination / reversal of temporary differences	(419)	(159)	(217)
Changes in tax rates	6	10	(7)
Current year tax losses unrecognized	283	146	172
Recognition / utilization of previously unrecognized tax losses or tax credits	(16)	—	(15)
Derecognition of previously recognized tax losses	—	—	95
Write off deferred tax assets	—	20	—
Adjustments in respect of previous years	28	86	—
Other	1	—	(5)
Total deferred tax expense	(117)	103	23

Income tax expense	369	472	635

EFFECTIVE TAX RATE
The table below outlines the reconciliation between the statutory tax rate in the Netherlands (25%) and the effective income tax rates for the Group, together with the corresponding amounts, for the years ended December 31:

	2018	2017	2016

Profit / (loss) before tax from continuing operations	(248)	328	288
Income tax benefit / (expense) at statutory tax rate (25.0%)	62	(82)	(72)

Difference due to the effects of:
Different tax rates in different jurisdictions	89	84	(152)
Non-deductible expenses	(120)	(117)	(89)
Non-taxable income	49	35	66
Adjustments in respect of previous years	(39)	(52)	3
Movement in (un)recognized deferred tax assets	(354)	(166)	(247)
Withholding taxes	45	(123)	(62)
Tax claims	(17)	(24)	(59)
Change in income tax rate	(6)	(10)	7
Minimum taxes and other	(78)	(17)	(30)

Income tax benefit / (expense)	(369)	(472)	(635)

Effective tax rate	-148.8%	143.9%	220.5%

EXPLANATORY NOTES TO THE EFFECTIVE TAX RATE

Reason	Explanation
Different tax rates in different jurisdictions
Certain jurisdictions in which VEON operates have income tax rates which are different to the Dutch statutory tax rate of 25%. Profitability in countries with higher tax rates (including Pakistan, Uzbekistan and Bangladesh) has a negative impact on the effective tax rate.

Non-deductible expenses
Impairment losses on property and equipment, intangible assets and goodwill are generally treated as non-deductible expenses for tax purposes, except where the impairment loss results in a change to a temporary difference. In 2018, impairment losses described in Note 11 had a negative impact on the effective tax rate, except for Bangladesh, where existing deferred tax liabilities on these assets had the effect of offsetting this impact.

Non-taxable income
The Group earns non-taxable income primarily in its holding companies, relating to gains on sale of subsidiaries, unrealized foreign exchange gains and certain income classified as non-taxable in accordance with the Final Tax Regime in Pakistan.

Adjustments in respect of previous years
The tax legislation in the markets in which VEON operates is unpredictable and gives rise to significant uncertainties (see ‘Sources of estimation uncertainty’ below).
The effect of prior year adjustments mainly related to updated tax positions in these countries.

Movement in (un)recognized deferred tax assets
Movements in recognized deferred tax assets are primarily caused by tax losses for which no deferred tax asset has been recognized.
This generally occurs in holding entities in the Netherlands (2018: $147, 2017: $112, 2016: $247) and in GTH (2018: $213, 2017: $49, 2016: $21).

Withholding taxes
Withholding taxes are recognized to the extent that dividends from foreign operations are expected to be paid in the foreseeable future.
In 2018, the cancellation of dividends in Pakistan resulted in a reversal of withholding tax liabilities equal to US$45. In previous years, expenses relating to withholding taxes were primarily influence by dividends expected from Russia, Algeria and Pakistan.

Tax claims	Tax claims relate primarily to increases in uncertain tax positions in GTH.
Change in income tax rate
Changes in tax rates impact the valuation of existing temporary differences.
The nominal tax rates in decreased Uzbekistan in 2018 and 2017, and also decreased in Pakistan in 2018 and 2016. Minimum taxes and other relate primarily to the recording of alternative minimum taxes in Pakistan.

Minimum taxes and other	Minimum taxes and other relate primarily to the recording of alternative minimum and local taxes in Pakistan.

DEFERRED TAXES
The Group reported the following deferred tax assets and liabilities in the statement of financial position as of December 31:

	2018	2017

Deferred tax assets	197	336
Deferred tax liabilities	(180)	(376)

Net deferred tax position	17	(40)
The following table shows the movements of the deferred tax assets and liabilities in 2018:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Changes in composition of the group	Other comprehensive & other	Currency translation	Closing balance

Property and equipment	(443)	126	—	(3)	45	(275)
Intangible assets	(165)	94	—	(2)	13	(60)
Trade receivables	36	(6)	—	3	(1)	32
Provisions	33	2	—	(5)	—	30
Accounts payable	133	7	—	(11)	(16)	113

Withholding tax on distributed earnings	(116)	70	—	(3)	(1)	(50)

Tax losses and other balances carried forwards	2,434	(191)	—	(19)	(51)	2,173
Non-recognized deferred tax assets	(1,980)	—	—	25	—	(1,955)

Other	28	15	—	(33)	(1)	9

Net deferred tax positions	(40)	117	—	(48)	(12)	17
The following table shows the movements of the deferred tax assets and liabilities in 2017:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Changes in composition of the group	Other comprehensive & other	Currency translation	Closing balance

Property and equipment	(420)	(6)	—	(13)	(4)	(443)
Intangible assets	(166)	—	—	(4)	5	(165)
Trade receivables	30	19	—	(4)	(9)	36
Provisions	29	3	—	(3)	4	33
Accounts payable	94	38	—	28	(27)	133

Withholding tax on distributed earnings	(73)	(43)	—	1	(1)	(116)

Tax losses and other balances carried forwards	2,270	(47)	—	261	(50)	2,434
Non-recognized deferred tax assets	(1,849)	—	—	(131)	—	(1,980)

Other	97	(67)	—	(35)	33	28

Net deferred tax positions	12	(103)	—	100	(49)	(40)

Unused tax losses and other credits carried forwards
VEON recognizes a deferred tax asset for unused tax losses and other credits carried forwards, to the extent that it is probable that the deferred tax asset will be utilized. The amount and expiry date of unused tax losses and other carry forwards for which no deferred tax asset is recognized are as follows:

As of December 31, 2018	0-5 years	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	(83)	—	—	(425)	(508)
Recognized DTA	17	—	—	146	163

Non-recognized losses	(968)	(2,421)	—	(6,346)	(9,735)
Non-recognized DTA	198	497	—	1,260	1,955

Other credits carried forwards expiry
Recognized credits	(55)	—	—	—	(55)
Recognized DTA	55	—	—	—	55

Non-recognized credits	—	—	—	—	—
Non-recognized DTA	—	—	—	—	—

As of December 31, 2017	0-5 years	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	(347)	(12)	—	(833)	(1,192)
Recognized DTA	85	3	—	234	322

Non-recognized losses	(420)	(2,639)	—	(6,396)	(9,455)
Non-recognized DTA	95	660	—	1,232	1,987

Other credits carried forwards expiry
Recognized credits	(68)	—	—	—	(68)
Recognized DTA	68	—	—	—	68

Non-recognized credits	—	—	—	—	—
Non-recognized DTA	—	—	—	—	—

Losses mainly relate to our holding entities in Luxembourg (2018: US$6,135; 2017: US$6,532) and the Netherlands (2018: US$2,762; 2017: US$2,474).
VEON reports the tax effect of the existence of undistributed profits that will be distributed in the foreseeable future. The Company has a deferred tax liability of US$50 (2017: US$116), relating to the tax effect of the undistributed profits that will be distributed in the foreseeable future, primarily in its Russian, Algerian and Pakistan operations.
As of December 31, 2018, undistributed earnings of VEON’s foreign subsidiaries (outside the Netherlands) which are indefinitely invested and will not be distributed in the foreseeable future, amounted to US$6,330 (2017: US$6,833). Accordingly, no deferred tax liability is recognized for this amount of undistributed profits.
TAXES RECORDED OUTSIDE THE INCOME STATEMENT
In 2018, the amount of current and deferred taxes reported outside of the income statement amounts to US$(69) comprising of US$(22) current tax charge and US$(47) deferred tax charge.

INCOME TAX ASSETS
The Company reported both current and non-current income tax assets, totaling US$144 (2017: US$258), see Note 7. These tax assets mainly relate to advance tax payments in Pakistan, Bangladesh and Ukraine which can only be offset against income tax liabilities in fiscal periods subsequent to balance sheet date.
ACCOUNTING POLICIES
Income taxes
Income tax expense represents the aggregate amount determined on the profit for the period based on current tax and deferred tax.
In cases where the tax relates to items that are charged to other comprehensive income or directly to equity, the tax is also charged respectively to other comprehensive income or directly to equity.
Uncertain tax positions
The Group’s policy is to comply with the applicable tax regulations in the jurisdictions in which its operations are subject to income taxes. The Group’s estimates of current income tax expense and liabilities are calculated assuming that all tax computations filed by the Company’s subsidiaries will be subject to a review or audit by the relevant tax authorities. The Company and the relevant tax authorities may have different interpretations of how regulations should be applied to actual transactions (refer below for details regarding risks and uncertainties).
Deferred taxation
Deferred taxes are recognized using the liability method and thus are computed as the taxes recoverable or payable in future periods in respect of deductible or taxable temporary differences between the tax bases of assets and liabilities and their carrying amounts in the Company’s financial statements.
SOURCE OF ESTIMATION UNCERTAINTY
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
Recoverability of deferred tax assets
Deferred tax assets are recognized to the extent that it is probable that the assets will be realized. Significant judgment is required to determine the amount that can be recognized and depends foremost on the expected timing, level of taxable profits, tax planning strategies and the existence of taxable temporary differences. Estimates made relate primarily to losses carried forward in some of the Group’s foreign operations. When an entity has a history of recent losses, the deferred tax asset arising from unused tax losses is recognized only to the extent that there is convincing evidence that sufficient future taxable profit will be generated. Estimated future taxable profit is not considered such evidence unless that entity has demonstrated the ability by generating significant taxable profit for the current year or there are certain other events providing sufficient evidence of future taxable profit. New transactions and the introduction of new tax rules may also affect judgments due to uncertainty concerning the interpretation of the rules and any transitional rules.
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
INVESTING ACTIVITIES OF THE GROUP

10	SIGNIFICANT TRANSACTIONS
Sale of Italy Joint Venture
On July 3, 2018, VEON entered into an agreement with CK Hutchison Holdings Ltd for the sale of its 50% stake in the Italy Joint Venture. The Italy Joint Venture included VIP-CKH Luxembourg S.à r.l and its subsidiaries, which hold the combined businesses of Wind and 3 Italia, and the financing company VIP-CKH Ireland Limited.
On September 7, 2018 the transaction was completed, and cash consideration was received in the amount of EUR 2,450 million (US$2,830).
The effect of the disposal is detailed below:

2018

Cash consideration received	2,830

Derecognition of assets classified as held for sale	(1,599)
Release cumulative share of other comprehensive income / (loss) of Italy Joint Venture	(31)
Release cumulative foreign currency translation reserve related to Italy Joint Venture *	79
Gain / (loss) on disposal of discontinued operations	1,279
* Included in the release of cumulative foreign currency translation reserve is an accumulated loss of US$80, arising from the release of the net investment hedge related to the Company’s investment in the Italy Joint Venture.
Following the classification as a disposal group held for sale, on June 30, 2018, the Company ceased accounting for the investment in the Italy Joint Venture using the equity method of accounting.
The table below provides the details of share of profit / (loss) and share of other comprehensive income / (loss) of the Italy Joint Venture for the following years:

Discontinued operations	2018	2017	2016

Share of profit / (loss) of Italy Joint Venture	(300)	(390)	59
Share of other comprehensive income / (loss) of Italy Joint Venture	(18)	(12)	—

Termination of Deodar sale
On September 15, 2018, VEON terminated the agreement for the sale of its subsidiary, Deodar, which was previously classified as a disposal group held for sale on June 30, 2017. The transaction was terminated due to the parties failing to receive all required regulatory approvals and the extended long-stop date of September 14, 2018 having passed. As a result of this termination, the Company amended prior periods presented in these consolidated financial statements to retrospectively recognize the depreciation charge that would have been recognized, had the disposal group not been classified as held for sale.
The following table shows the impact of the retrospective recognition of depreciation expense in profit or loss for the period ended December 31, 2017 and reversal of the reclassification of Deodar assets and liabilities as held for sale on VEON’s balance sheet as of December 31, 2017:

	Balance sheet as reported	Retrospective depreciation recorded in 2017	Reclassification	Adjusted balance sheet
Assets
Property and equipment	6,097	(37)	177	6,237
Goodwill	4,394	—	224	4,618
Deferred tax assets	272	—	64	336
Other non-current assets	199	—	2	201
Other current assets	2,443	—	44	2,487
Assets classified as held for sale	533	—	(511)	22

Equity
Equity attributable to equity owners of the parent	4,352	(21)	—	4,331
Equity of non-controlling interest	(425)	(16)	—	(441)

Liabilities
Non-current liabilities	10,937	—	7	10,944
Current liabilities	4,607	—	28	4,635
Liabilities associated with assets held for sale	50	—	(35)	15

Exit from Euroset Holding N.V. Joint Venture
On July 7, 2017, PJSC VimpelCom, a subsidiary of the Company, entered into a Framework Agreement with PJSC MegaFon (“MegaFon”) to unwind their retail joint venture, Euroset Holding N.V. (“Euroset”). Under the agreement, MegaFon acquired PJSC VimpelCom’s 50% interest in Euroset and PJSC VimpelCom paid RUB 1.20 billion (US$21) and acquired rights to 50% of Euroset’s approximately 4,000 retail stores in Russia. The transaction was completed on February 22, 2018 and was accounted for as an asset acquisition, primarily the acquisition of contract-based intangible assets (see Note 13) representing the right to use retail stores.
Withdrawal of mandatory tender offer in relation to Global Telecom Holding S.A.E
On April 2, 2018, VEON notified the Egyptian Financial Regulatory Authority (FRA) that, given the lapse of time and absence of FRA approval, VEON was withdrawing the Mandatory Tender Offer (MTO) filed on November 8, 2017, and did not intend to proceed with another MTO at that time. Cash in an amount of US$987, which had been pledged as collateral for the MTO, was released during the first quarter of 2018.
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

11	IMPAIRMENT OF ASSETS
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
Goodwill is tested for impairment annually (at October 1) or when circumstances indicate the carrying value may be impaired. The Company’s impairment test is primarily based on fair value less cost of disposal calculations (Level 3 in the fair value hierarchy) that use a discounted cash flow model, using cash flow projections from business plans prepared by management. The Company considers the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each cash-generating units (“CGU”) when reviewing for indicators of impairment in interim periods.
Impairment losses in 2018
In 2018, due to operational underperformance of its operations in Algeria, Armenia, Bangladesh, Georgia and Kyrgyzstan, the Company has revised its previous estimates and assumptions regarding the future cash flows of these CGU’s. As a result, the Company recorded an impairment of US$858 against the carrying values of these CGU’s as of September 30, 2018.

2018	Property and equipment	Intangible assets	Goodwill	Total impairment

Algeria	—	—	125	125
Armenia	46	10	25	81
Bangladesh	221	230	—	451
Georgia	31	19	—	50
Kyrgyzstan	—	—	74	74
Other	37	40	—	77
	335	299	224	858
For these CGU’s, impairment losses were allocated first to the existing carrying value of goodwill, and then subsequently to property and equipment and intangible assets based on relative carrying values.
Additionally, in regard with the Company’s commitment to network modernization, the Company continuously reevaluates the plans for its existing network, including equipment purchased but not installed and intangible assets, and consequently recorded an impairment loss of US$77.
Impairment losses in 2017
During the 2017 annual impairment test, the Company recognized impairment losses in respect of the subsidiaries in Armenia and Kyrgyzstan in amounts of US$34 and US$17, respectively, allocated to the existing carrying value of goodwill. The impairments were concluded largely due to lower cash flow outlook in those countries.

2017	Property and equipment	Goodwill	Total impairment

Armenia	—	34	34
Kyrgyzstan	—	17	17
Other	15	—	15
	15	51	66
Additionally, in connection with the rollout of the Company’s transformation strategy and commitment to network modernization, the Company continuously re-evaluates the plans for its existing network, including equipment purchased but not installed, and consequently recorded an impairment loss of US$15.
Impairment losses in 2016
During the 2016 annual impairment test, the Company concluded impairments for the CGUs Georgia and Kyrgyzstan in amounts of US$29 and US$49, respectively. The impairments were concluded largely due to lower operating performances in those countries. The recoverable amounts of US$49 and US$219, respectively, were determined based on a fair value less costs of disposal calculation using the latest cash flow projections (Level 3 fair value). The Company applied a post-tax discount of 10.3% and 14.5%, respectively.

For the Georgia CGU, the carrying amount of goodwill was already nil prior to the impairment test. As such, the total amount of the impairment loss was allocated to the carrying amounts of property and equipment and intangible assets based on relative carrying value before the impairment.

2016	Property and equipment	Intangible assets	Goodwill	Other assets*	Total impairment

Georgia	16	13	—	—	29
Kyrgyzstan	—	—	49	—	49
Tajikistan	54	1	21	12	88
Other	30	—	8	—	38
	100	14	78	12	204
* Other assets include trade and other receivables and deferred tax assets. Impairment of these assets has been recognized on the income statement accounts relating to these assets, i.e. Selling, general and administrative expenses and Income tax expense.
KEY ASSUMPTIONS
The recoverable amounts of CGUs have been determined based on fair value less costs of disposal calculations, using cash flow projections from business plans prepared by management.
The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGUs. These budgets and forecast calculations are prepared for a period of five years. A long-term growth rate is applied to project future cash flows after the fifth year.
The table below shows key assumptions used in fair value less costs of disposal calculations.

	Discount rate (local currency)			Average annual revenue growth rate during forecast period			Terminal growth rate
	2018	2017	2016	2018	2017	2016	2018	2017	2016

Russia	10.3%	10.6%	9.7%	1.1%	1.9%	2.4%	1.3%	1.0%	1.0%
Ukraine	16.3%	17.1%	17.2%	4.4%	3.9%	3.6%	4.0%	2.0%	1.0%
Algeria	11.1%	10.7%	9.8%	0.7%	1.0%	(0.8)%	0.9%	3.0%	3.0%
Pakistan	14.4%	15.0%	14.3%	3.5%	5.0%	7.6%	4.0%	4.0%	4.0%
Bangladesh	12.2%	12.7%	11.9%	0.6%	5.0%	6.4%	4.0%	4.6%	4.7%
Kazakhstan	8.4%	10.8%	12.4%	2.8%	3.2%	4.4%	1.1%	2.4%	2.0%
Kyrgyzstan	14.8%	15.5%	14.5%	2.8%	(1.5)%	(1.8)%	5.0%	3.5%	2.5%
Uzbekistan	13.1%	15.3%	15.4%	5.5%	6.9%	1.7%	6.3%	6.5%	1.0%
Armenia	12.5%	13.0%	12.0%	0.2%	(1.0)%	(2.8)%	0.8%	3.0%	1.0%
Georgia	10.6%	11.0%	10.3%	2.1%	5.6%	6.4%	3.0%	1.0%	1.0%

	Average operating margin			Average CAPEX as a percentage of revenue
	2018	2017	2016	2018	2017	2016

Russia	34.6%	36.4%	38.6%	19.8%	15.7%	15.9%
Ukraine	54.0%	49.9%	44.9%	16.3%	15.6%	17.0%
Algeria	44.0%	46.2%	50.8%	15.1%	14.8%	15.8%
Pakistan	47.9%	43.6%	33.3%	16.7%	15.3%	14.3%
Bangladesh	35.4%	38.7%	44.9%	14.9%	14.3%	14.6%
Kazakhstan	46.5%	44.5%	43.6%	17.7%	17.9%	18.8%
Kyrgyzstan	39.9%	42.0%	43.9%	17.2%	16.4%	17.0%
Uzbekistan	43.9%	42.9%	58.2%	16.2%	14.1%	18.2%
Armenia	23.6%	29.7%	37.8%	21.0%	19.6%	14.1%
Georgia	24.5%	25.2%	25.7%	23.8%	23.3%	17.3%

Assumption	Description
Discount rate
Discount rates are initially determined in US$ based on the risk-free rate for 20-year maturity bonds of the United States Treasury, adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific CGU relative to the market as a whole.
The equity market risk premium used was 5.4% (2017: 6.0%). The systematic risk, beta, represents the median of the raw betas of the entities comparable in size and geographic footprint with the ones of the Company (“Peer Group”).
The debt risk premium is based on the median of Standard & Poor’s long-term credit rating of the Peer Group.
The weighted average cost of capital is determined based on target debt-to-equity ratios representing the median historical five-year capital structure for each entity from the Peer Group.
The discount rate in functional currency of a CGU is adjusted for the long-term inflation forecast of the respective country in which the business operates, as well as applicable country risk premium.

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

Average capital expenditure as a percentage of revenue
Capital expenditure (“CAPEX”) is defined as purchases of property and equipment and intangible assets other than goodwill. The cash flow forecasts for capital expenditure are based on past experience and amounts budgeted for the following year(s) and include the network roll-outs plans and license requirements.

Projected license and spectrum payments
The cash flow forecasts for license and spectrum payments for each operating company for the initial five years include amounts for expected renewals and newly available spectrum. Beyond that period, a long-run cost of spectrum is assumed.

Long-term growth rate	A long‑term growth rate into perpetuity is estimated based on a percentage that is lower than or equal to the country long-term inflation forecast, depending on the CGU.
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

12	PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the years ended December 31:

Net book value	Telecomm-unications equipment	Land, buildings and constructions	Office and other equipment	Equipment not installed and assets under construction	Total

As of January 1, 2017	5,166	243	456	854	6,719

Additions	39	14	26	1,194	1,273
Disposals	(36)	—	(7)	(6)	(49)
Depreciation charge for the year	(1,307)	(32)	(152)	—	(1,491)
Impairment	(5)	—	—	(10)	(15)
Transfers	1,440	16	147	(1,603)	—
Reclassified to assets held for sale	(13)	(1)	(2)	(1)	(17)
Translation adjustment	(152)	—	2	(33)	(183)

As of December 31, 2017	5,132	240	470	395	6,237

Additions	52	8	14	1,173	1,247
Disposals	(51)	(2)	(10)	(5)	(68)
Depreciation charge for the year	(1,165)	(31)	(143)	—	(1,339)
Impairment	(280)	(10)	(8)	(37)	(335)
Transfers	979	22	136	(1,137)	—
Reclassified to assets held for sale	(15)	(1)	—	—	(16)
Translation adjustment	(644)	(24)	(66)	(60)	(794)

As of December 31, 2018	4,008	202	393	329	4,932
Cost	10,758	443	1,271	459	12,931
Accumulated depreciation and impairment	(6,750)	(241)	(878)	(130)	(7,999)

There were no material changes in estimates related to property and equipment in 2018 other than the impairment described in Note 11 of US$335 (2017: US$15).
During 2018, VEON acquired property and equipment in the amount of US$346 (2017: US$441), which were not paid for as of year-end.
Property and equipment pledged as security for bank borrowings amounts to US$750 as of December 31, 2018 (2017: US$875), and primarily relate to securities for borrowings of PMCL (refer to Note 16 for details regarding amounts borrowed).
COMMITMENTS
Capital commitments for the future purchase of equipment are as follows as of December 31:

	2018	2017

Less than 1 year	433	555
Between 1 and 5 years	4	262

Total commitments	437	817
Telecom license capital commitments
VEON’s ability to generate revenue in the countries it operates is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses under GSM-900/1800 and “3G” (UMTS / WCDMA) mobile radiotelephony communications services and “4G” (LTE).

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
ACCOUNTING POLICIES
Property and equipment is stated at cost, net of any accumulated depreciation and accumulated impairment losses.
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Class of property and equipment	Useful life
Telecommunication equipment	3 – 20 years
Buildings and constructions	10 – 50 years
Office and other equipment	3 – 10 years
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

13	INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets for the years ended December 31:

Net book value	Telecommuni-cation licenses, frequencies & permissions	Software	Brands and trademarks	Customer relationships	Other intangible assets	Total

As of January 1, 2017	1,128	380	358	337	54	2,257

Additions	332	178	—	—	8	518
Disposals	(1)	(2)	—	—	(1)	(4)
Amortization charge for the year	(161)	(206)	(83)	(75)	(12)	(537)
Transfer	—	4	—	—	(4)	—
Translation adjustment	(42)	(3)	(13)	(7)	(1)	(66)

As of December 31, 2017	1,256	351	262	255	44	2,168

Additions	526	171	—	—	20	717
Disposals	(6)	(1)	—	—	—	(7)
Amortization charge for the year	(176)	(179)	(74)	(54)	(12)	(495)
Impairment	(251)	(48)	—	—	—	(299)
Transfer	—	2	—	—	(2)	—
Translation adjustment	(154)	(32)	(10)	(24)	(10)	(230)

As of December 31, 2018	1,195	264	178	177	40	1,854
Cost	2,365	1,006	527	1,675	254	5,827
Accumulated amortization and impairment	(1,170)	(742)	(349)	(1,498)	(214)	(3,973)

During 2018, there were no material change in estimates related to intangible assets 2018 other than the impairment described in Note 11 of US$299 (2017: nil, 2016: US$14).
During 2018, VEON acquired intangible assets in the amount of US$100 (2017: US$92), which were not yet paid for as of year-end.
Acquisition of spectrum in Ukraine
In January 2018, the Company’s wholly-owned subsidiary in Ukraine, Kyivstar, secured one of three licenses to provide nationwide 4G/LTE services. All approvals and licenses were obtained, and company successfully launched 4G throughout Ukraine on 08.04.2018 at 2600 MHZ and on 01.07.2018 at 1800 Mhz.
Kyivstar has fulfilled all its current license obligations for 2600 MHz and 1800 MHz licenses required, some license obligations will arise in the future and will be fulfilled on ongoing basis. Kyivstar paid UAH 0.9 billion (US$32) for 15MHz (paired) of contiguous frequency in the 2600 MHz band.
In addition, in March 2018, Kyivstar was awarded the following spectrum in the 1800MHz band suitable for 4G/LTE:

•	25MHz (paired) at UAH 1.325 billion (US$47); and

•	two lots of 5MHz (paired) at UAH 1.512 billion (US$53).
Acquisition of additional spectrum and 4G/LTE License in Bangladesh
In February 2018, the Company’s wholly-owned subsidiary in Bangladesh, Banglalink, was awarded technology neutral spectrum in the 1800 and 2100 MHz bands.

Banglalink will pay a total of US$308.6 for the spectrum excluding VAT. An upfront payment of 60% for the spectrum was paid in February 2018, with the remaining 40% payable over 4 years. In addition, Banglalink has paid US$35 to convert its existing spectrum holding in 900MHz and 1800MHz into technology neutral spectrum and a fee of BDT 100 million (US$1.2) to acquire the 4G/LTE license.
COMMITMENTS
Capital commitments for the future purchase of intangible assets are as follows as of December 31:

	2018	2017

Less than 1 year	23	40
Between 1 and 5 years	—	4

Total commitments	23	44
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
SOURCE OF ESTIMATION UNCERTAINTY
Depreciation and amortization of non-current assets
Refer also to Note 12 for further details regarding source of estimation uncertainty.
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

14	GOODWILL
The movement in goodwill for the Group, per cash generating unit (“CGU”), consisted of the following as of December 31, 2018:

CGU	December 31, 2018	Impairment	Currency translation	December 31, 2017

Russia	2,018	—	(416)	2,434
Algeria	1,176	(125)	(39)	1,340
Pakistan	371	—	(97)	468
Kazakhstan	153	—	(24)	177
Kyrgyzstan	54	(74)	—	128
Uzbekistan	44	—	(2)	46
Armenia	—	(25)	—	25

Total	3,816	(224)	(578)	4,618

CGU	December 31, 2017	Impairment	Translation adjustment	December 31, 2016

Russia	2,434	—	122	2,312
Algeria	1,340	—	(53)	1,393
Pakistan	468	—	(29)	497
Kazakhstan	177	—	1	176
Kyrgyzstan	128	(17)	—	145
Uzbekistan	46	—	(68)	114
Armenia	25	(34)	—	59
Total	4,618	(51)	(27)	4,696
ACCOUNTING POLICIES
Goodwill is recognized for the future economic benefits arising from net assets acquired that are not individually identified and separately recognized. Goodwill is not amortized but is tested for impairment annually and as necessary when circumstances indicate that the carrying value may be impaired.

15	INVESTMENTS IN SUBSIDIARIES
The Company held investments in the material subsidiaries for the years ended December 31 as detailed in the table below. The equity interest presented represents the economic rights available to the Company.

			Equity interest held by the Group
Name of significant subsidiary	Country of incorporation	Nature of subsidiary	2018	2017

VEON Amsterdam B.V.	Netherlands	Holding	100%	100%
VEON Holdings B.V.	Netherlands	Holding	100%	100%
PJSC VimpelCom	Russia	Operating	100%	100%
JSC “Kyivstar”	Ukraine	Operating	100%	100%
LLP “KaR-Tel”	Kazakhstan	Operating	75%	75%
LLC “Unitel”	Uzbekistan	Operating	100%	100%
LLC “VEON Georgia”	Georgia	Operating	80%	80%
CJSC “VEON Armenia”	Armenia	Operating	100%	100%
LLC “Sky Mobile”	Kyrgyzstan	Operating	50%	50%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100%	100%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100%	100%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100%	100%
Global Telecom Holding S.A.E	Egypt	Holding	58%	58%
Omnium Telecom Algérie S.p.A.*	Algeria	Holding	26%	26%
Optimum Telecom Algeria S.p.A.*	Algeria	Operating	26%	26%
Pakistan Mobile Communications Limited	Pakistan	Operating	49%	49%
Banglalink Digital Communications Limited	Bangladesh	Operating	58%	58%
LLC “Tacom” **	Tajikistan	Operating	—	98%
VimpelCom Lao Co. Ltd. **	Lao PDR	Operating	—	78%

* The Group has concluded that it controls Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A even though its subsidiary, Global Telecom Holding S.A.E. owns less than 50% of the ordinary shares. This is because the Company can exercise operational control through terms of a shareholders’ agreement.
** During 2018, the Group sold its operations in Tajikistan and Laos, see below in this Note for further details.
Pursuant to local laws and regulations and covenants in agreements relating to indebtedness, subsidiaries may be restricted from declaring or paying dividends to VEON.

The company holds and controls its investments in Omnium Telecom Algérie S.p.A., Optimum Telecom Algeria S.p.A, Pakistan Mobile Communications Limited, Warid Telecom Limited and Banglalink Digital Communications Limited (“Banglalink”) through its subsidiary GTH, in which it holds a 57.7% interest as of balance sheet date.
GAIN ON SALE OF SUBSIDIARIES
During the second quarter of 2018, the Company sold its operations in Laos and Tajikistan to external parties, which were previously classified as disposal groups held for sale. The effect of the disposals is detailed below:

	Laos	Tajikistan	Other	Total

Net cash consideration received	22	—	—	22

Derecognition of assets classified as held for sale	(21)	(13)	—	(34)
Derecognition of liabilities classified as held for sale	13	25	10	48
Derecognition of non-controlling interests	(6)	—	—	(6)
Release cumulative other comprehensive income related to disposal group	1	(1)	—	—
Gain on disposal	9	11	10	30
Laos operations
On October 27, 2017, VimpelCom Holding Laos B.V. (“VimpelCom Laos”), a subsidiary of the Company, entered into a Sale and Purchase Agreement for the sale of its operations in Laos to the Lao People’s Democratic Republic (“Government of Laos”). Under the agreement, VimpelCom Laos transferred its 78% interest in VimpelCom Lao Co. Limited (“VIP Lao”) to the Government of Laos, the minority shareholder, on a debt-free basis, in exchange for a purchase consideration of US$22.
Purchase consideration was received in two separate payments, on December 8, 2017 and February 22, 2018. The sale of Laos was completed on May 3, 2018.
Tajikistan operations
On April 5, 2018, VEON Holdings B.V., a fully-owned subsidiary of the Company, signed an agreement with ZET Mobile Limited (“ZET”) for the sale of 100% of shares in its subsidiary, Vimpelcom (BVI) AG, which owns 98% of shares in Tacom LLC (“Tacom”). The remaining 2% interest in Tacom was owned by the shareholder of ZET. Under the agreement, ZET has indirectly acquired 98% of shares in Tacom.
The transaction was completed on June 8, 2018.
Other gains
In December 2018, the Group completed the liquidation of Ring Distribution Company S.A.E., one of its subsidiaries in Egypt, which resulted in a gain of US$10.
MATERIAL PARTLY-OWNED SUBSIDIARIES
Financial information of subsidiaries that have material non-controlling interests (“NCIs”) is provided below:

	Equity interest held by NCIs		Book values of material NCIs		Profit / (loss) attributable to material NCIs
Name of significant subsidiary	2018	2017	2018	2017	2018	2017

LLP “KaR-Tel” (“Kar-Tel”)	25.0%	25.0%	228	252	19	8
LLC “Sky Mobile” (“Sky Mobile”)	49.8%	49.8%	133	167	(32)	3
Global Telecom Holding S.A.E (“GTH”)	42.3%	42.3%	(1,190)	(793)	(217)	(40)
Omnium Telecom Algérie S.p.A. (“OTA”)	73.7%	73.7%	1,091	1,235	1	100

The summarized financial information of these subsidiaries before intercompany eliminations for the years ended December 31 are detailed below. Note that the amount of non-controlling interests presented for OTA of 73.7% represents the non-controlling interests in Algeria of 54.4% and the non-controlling interests in GTH, the intermediate parent company in Egypt, of 42.3%.
Summarized income statement

	Kar-Tel			Sky Mobile			GTH			OTA
	2018	2017	2016	2018	2017	2016	2018	2017*	2016	2018	2017	2016

Operating revenue	410	348	308	81	108	136	2,828	3,015	2,955	813	915	1,040
Operating expenses	(319)	(296)	(255)	(144)	(97)	(162)	(2,810)	(2,421)	(2,463)	(754)	(703)	(753)
Other (expenses) / income	6	(7)	2	—	(2)	(12)	(377)	(450)	(213)	(11)	(27)	(33)
Profit / (loss) before tax	97	45	55	(63)	9	(38)	(359)	144	279	48	185	254
Income tax expense	(20)	(13)	(14)	(1)	(4)	(5)	(124)	(375)	(144)	(47)	(49)	(69)
Profit / (loss) for the year	77	32	41	(64)	5	(43)	(483)	(231)	135	1	136	185

Total comprehensive income / (loss)	77	32	41	(64)	5	(43)	(483)	(231)	135	1	136	185
Attributed to NCIs	19	8	10	(32)	3	(21)	(204)	(56)	116	1	100	141

Dividends paid to NCIs	—	—	—	—	—	—	80	116	—	76	82	—

Summarized statement of financial position

	Kar-Tel		Sky Mobile		GTH		OTA
	2018	2017	2018	2017	2018	2017*	2018	2017

Property and equipment	192	184	76	79	1,652	2,166	498	517
Intangible assets	69	92	10	12	1,042	1,324	214	291
Other non-current assets	177	204	55	131	1,766	2,094	1,178	1,361
Trade and other receivables	13	22	3	6	263	260	48	31
Cash and cash equivalents	29	14	43	32	420	385	53	125
Other current assets	15	74	12	12	317	363	88	66
Financial liabilities	—	—	—	—	(2,938)	(3,072)	(63)	(128)
Provisions	(4)	(5)	(2)	(4)	(312)	(348)	(25)	(31)
Other liabilities	(85)	(84)	(19)	(22)	(1,690)	(1,865)	(355)	(400)

Total equity	406	501	178	246	520	1,307	1,636	1,832

Attributed to:
Equity holders of the parent	178	249	45	79	1,710	2,100	545	597
Non-controlling interests	228	252	133	167	(1,190)	(793)	1,091	1,235

Summarized statement of cash flows

	Kar-Tel			Sky Mobile			GTH			OTA
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016

Net operating cash flows	148	105	99	29	23	58	900	877	1,077	245	345	446
Net investing cash flows	(42)	(73)	(124)	(18)	(24)	45	(695)	(924)	(473)	(118)	(172)	(238)
Net financing cash flows	(90)	(48)	(83)	—	—	(115)	(110)	(157)	(492)	(193)	(350)	(288)
Effect of exchange rate changes on cash and cash equivalents	(3)	—	1	—	—	(1)	(60)	(18)	(14)	(5)	(7)	(14)
Net increase / (decrease) in cash equivalents	13	(16)	(107)	11	(1)	(13)	35	(222)	98	(71)	(184)	(94)
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

FINANCING ACTIVITIES OF THE GROUP

16	FINANCIAL ASSETS AND LIABILITIES
Set out below is the carrying value and fair value of the Company’s financial instruments as of December 31. Details regarding how fair value is determined for each class of financial instruments is disclosed later in this Note.
FINANCIAL ASSETS
The Company holds the following financial assets as of December 31:

	Carrying value		Fair value
Financial assets	2018	2017	2018	2017
Financial assets at fair value through profit or loss
Derivatives not designated as hedges	14	10	14	10
Derivatives designated as net investment hedges	45	—	45	—
Investments in debt instruments *	36	71	36	71
Other	3	—	3	—
	98	81	98	81

Financial assets at amortized cost
Cash pledged as collateral **	31	998	31	998
Other investments	17	85	17	85
	48	1,083	48	1,083

Total financial assets	146	1,164	146	1,164
Non-current	58	34
Current	88	1,130

* Investments in debt instruments relate primarily to government bonds and are measured at fair value through other comprehensive income (with recycling). Balances in the comparative year were classified as Available for sale financial asset, see Note 25 for further details.
** Amount in 2017 relates to the mandatory tender offer in relation to GTH, which was subsequently withdrawn, see Note 10 for further details.

FINANCIAL LIABILITIES
The Company holds the following financial liabilities as of December 31:

	Carrying value		Fair value
Financial Liabilities	2018	2017	2018	2017
Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges	65	—	65	—
Derivatives designated as net investment hedges	—	59	—	59
Contingent consideration	40	49	40	49
Other	2	1	2	1
	107	109	107	109

Financial liabilities at amortized cost
Principal amount outstanding	7,298	11,103	7,349	11,548
Interest accrued	81	129	81	130
Discounts, unamortized fees, hedge basis adjustment	(13)	(34)	—	—
Bank loans and bonds	7,366	11,198	7,430	11,678

Put-option liability over non-controlling interest	306	310	306	310
Other financial liabilities	77	13	77	13

	7,749	11,521	7,813	12,001

Total financial liabilities	7,856	11,630	7,920	12,110
Non-current	6,567	10,362
Current	1,289	1,268

Subsequent to the sale of the Italy Joint Venture, the Company entered into cross-currency interest rate swaps opposite to those originally used for hedging the Euro exposure (arising on the net investment in the joint venture) which resulted in locking-in the valuation of the original instruments. Although the opposite swaps were entered into with original counterparties, the transactions do not meet the criteria for set-off according to IFRS.
Bank loans and bonds
The Company had the following principal amounts outstanding for interest-bearing loans and bonds at December 31:

						Principal amount outstanding
Borrower	Type of debt	Guarantor	Currency	Interest rate	Maturity	2018	2017

VEON Holdings	Loans	None	RUB	8.75% - 10.0%	2022	2,051	2,474
VEON Holdings	Notes	None	US$	5.2% - 5.95%	2019 -2023	1,100	1,554
VEON Holdings	Notes	None	US$	3.95% - 4.95%	2021 - 2024	1,133	1,500
VEON Holdings	Loans	None	EUR	3mEURIBOR + 1.9% - 2.75%	2022	—	752
VEON Holdings	Notes	PJSC VimpelCom	US$	7.5%	2022	417	628
VEON Holdings	Syndicated loan (RCF)	None	US$	1mLIBOR + 2.25%	2018	—	250
VEON Holdings	Notes	None	RUB	9.0%	2018	—	208
GTH Finance B.V.	Notes	VEON Holdings B.V.	US$	6.25% - 7.25%	2020 -2023	1,200	1,200
VIP Finance Ireland	Eurobonds	None	US$	7.748% 2017: 7.748% - 9.1%	2021	262	543
PMCL	Loans	None	PKR	6mKIBOR + 0.35% - 0.8%	2020 -2022	256	379
PMCL	Loans	EKN *	US$	6mLIBOR + 1.9%	2020	137	212
Banglalink	Senior Notes	None	US$	8.6%	2019	300	300
Banglalink	Loans	None	BDT	Average bank deposit rate + 3.0% - 4.25%	2020 - 2022	146	—

	Other loans					296	1,103

	Total bank loans and bonds					7,298	11,103
* Exportkreditnämnden (The Swedish Export Credit Agency)
Termination of Guarantees
On June 30, 2017, the guarantees issued by VEON Holdings under each of the RUB 12,000 million 9.00% notes due 2018 (the “RUB Notes”), the US$600 5.20% notes due 2019 (the “2019 Notes”) and the US$1,000 5.95% notes due 2023 (the “2023 Notes”, and together with the RUB Notes and the 2019 Notes, the “Guaranteed Notes”), issued by PJSC VimpelCom, were terminated. VEON Holdings exercised its option to terminate the guarantees pursuant to the terms of the trust deeds entered into in respect of the Notes, between VEON Holdings, PJSC VimpelCom and BNY Mellon Corporate Trustee Services Limited, each dated February 13, 2013 (together the “Trust Deeds”).
Reconciliation of cash flows from financing activities

Bank loans and bonds at amortized cost	2018	2017

Balance as of January 1	11,198	10,702

Cash flows
Proceeds from borrowings, net of fees paid	807	6,193
Repayment of borrowings	(4,122)	(5,948)
Interest paid	(736)	(834)

Non-cash movements
Interest expense	738	774
Early redemption premium accrued *	44	168
Foreign currency translation	(573)	138
Other non-cash movements	10	5

Balance as of December 31	7,366	11,198
* Early redemption premium accrued in respect of the settlement of the cash tender offer for certain outstanding debt securities, see below for further information. The amount accrued relates to the excess of purchase price over the principal amount outstanding, which, together with the release of unamortized debt issuance costs and unamortized fair value hedge basis adjustment, resulted in a loss from early debt redemption of US$30 (2017: US$124), recorded within “Other non-operating gains/losses” (refer to Note 5).

Cash tender offer for certain outstanding bonds and modification of covenants
In November 2018, the Company commenced a cash tender offer in respect of (A) any and all of the outstanding (i) US$1,000 7.748% Loan Participation Notes due 2021 issued by, but with limited recourse to, VIP Finance Ireland Limited (the “2021 Notes”), (ii) US$1,500 7.5043% Guaranteed Notes due 2022 issued by VEON Holdings B.V. (the “2022 Notes”), (iii) US$1,000 5.95% Notes due 2023 issued by VEON Holdings B.V. (the “2023 Notes”, and together with the 2021 Notes and the 2022 Notes, the “Any and All Notes”), and (B) up to maximum tender consideration of US$400 of the US$900 4.950% Notes due 2024 issued by VEON Holdings B.V. (the “2024 Notes”, and together with the Any and All Notes, the “Notes”).
The aggregate principal amount of the Notes accepted for repurchase was US$1,147, which was settled on December 17, 2018 for the 2024 Notes, and on December 31, 2018 for the Any and All Notes. The unamortized debt issuance costs and unamortized fair value hedge basis adjustment were released to the income statement at the date of the closing, which, together with the early redemption premium, resulted in a loss from early debt redemption of US$30, recorded within “Other non-operating gains/losses” (refer to Note 5).
Simultaneously with the tender, the Company requested bondholders’ consent to amend or remove certain covenants contained in the Any and All Notes, including the negative pledge covenant. Supplemental trust deeds and an amendment agreement documenting those changes were executed on December 28, 2018.
Issuance of new notes and cash tender offer for certain outstanding debt securities
In May 2017, VEON Holdings commenced a cash tender offer in respect of the outstanding (i) US$1,000 9.125% Loan Participation Notes due 2018 issued by, but with limited recourse to, VIP Finance Ireland Limited (the “2018 Notes”), (ii) the 2021 Notes and (iii) the 2022 Notes (together with the 2018 Notes and the 2021 Notes, the “Existing Notes”).
The aggregate principal amount accepted for repurchase was US$1,259, which was settled in June 2017. The unamortized debt issuance costs and unamortized fair value hedge basis adjustment were released to the income statement at the date of the closing, which, together with the early redemption premium, resulted in a loss from early debt redemption of US$124, recorded within “Other non-operating gains/losses” (refer to Note 5).
In June 2017, VEON Holdings issued US$600 3.95% Senior Notes due 2021 and US$900 4.95% Senior Notes due 2024 (together, the “New Notes”). The net proceeds of the New Notes were used to finance the purchase of the Existing Notes and for general corporate purposes.
FAIR VALUES
The fair value of financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the balance sheet date. The fair values were estimated based on quoted market prices for our bonds, derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile.
The carrying amount of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their respective fair value.
The fair value of derivative financial instruments is determined using the discounted cash flows technique. Observable inputs (Level 2) used in the valuation techniques include LIBOR, EURIBOR, swap curves, basis swap spreads, foreign exchange rates and credit default spreads.
Fair value hierarchy
As of December 31, 2018 and 2017, the Group recognized financial instruments at fair value in the statement of financial position.
The fair value hierarchy ranks fair value measurements based on the type of inputs used in the valuation; it does not depend on the type of valuation techniques used:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: unobservable inputs are used for the asset or liability
As of December 31, 2018 and 2017, all financial assets or financial liabilities carried at fair value were measured based on Level 2 inputs, except for Contingent consideration, for which fair value is classified as Level 3.

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
During the years ended December 31, 2018 and 2017, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
The following table summarizes the movements relating to financial instruments classified as Level 3 in the fair value hierarchy for the years ended December 31, 2018 and 2017:

	Financial assets at fair value	Financial liabilities at fair value
	Investments in debt instruments	Contingent consideration

As of January 1, 2017	29	47

Impairment loss	(20)	—
Change in fair value recognized in other comprehensive income	(9)	—
Change in fair value recognized in the income statement	—	2

As of December 31, 2017	—	49

Change in fair value recognized in the income statement	—	(9)

As of December 31, 2018	—	40
All impairment losses and changes in fair values of financial instruments are unrealized and are recorded in “Other non-operating losses” in the consolidated income statement or “Other” in the consolidated statement of comprehensive income.
HEDGE ACCOUNTING
The following table sets out the Company’s hedging instruments designated as net investment hedges as of December 31:

Hedging instruments*	Designated rate	Excluded component	Hedged item	Currency	Aggregated designated nominal value of hedged items, million
					2018	2017
Cross currency interest rate swaps **	Forward	foreign currency basis spread	Italy Joint Venture	EUR	—	537 ***
Euro-denominated loans **	Spot	n/a	Italy Joint Venture	EUR	—	627
Foreign currency forward contracts	Forward	foreign currency basis spread	PJSC VimpelCom	RUB	68,639 ****	—

* Refer to Note 16 for information regarding the carrying amounts of the hedging instruments.
** Hedging relationships were terminated due to disposal of the hedged item. Refer to Note 10 for further details.
*** Exchanged to US$600 at maturity on June 16, 2021.
**** Hedging instruments have a weighted average term to maturity of 2 years as of December 31, 2018.
There is economic relationship between the hedged net investments and the hedging instruments because the hedged items create a translation risk that matches the foreign exchange risk of the hedging instruments. The hedge ratio for each of the above relationships was set at 1:1 as the underlying risk of the hedging instruments is identical to the hedged risk and the nominal value of hedging instruments has not exceeded the amounts of respective net investments. The hedge ineffectiveness might arise from:

•	the value of a net investment falling below the related designated nominal value of the hedging items, or

•	counterparties’ credit risk impacting the hedging item (where applicable) but not the hedged net investment.
During the periods covered by these consolidated financial statements, the value of ineffectiveness was immaterial for all hedging relationships.

Impact of hedge accounting on equity
The below table sets out the reconciliation of each component of equity and the analysis of other comprehensive income:

	Foreign currency translation reserve	Cost of hedging reserve

As of January 1, 2017	(7,109)	—

Foreign currency revaluation of the foreign operations and other	(433)	—
Effective portion of foreign currency revaluation of the hedging instruments *	(125)	—

As of December 31, 2017	(7,667)	—

Foreign currency revaluation of the foreign operations	(753)	—
Effective portion of foreign currency revaluation of the hedging instruments *	83	—
Change in fair value of foreign currency basis spreads	—	(4)
Amortization of time-period related foreign currency basis spreads	—	5
Net investment hedge amount reclassified to profit or loss – sale of Italy Joint Venture	80	4
Disposal of subsidiaries – reclassification to profit or loss	(159)	—

As of December 31, 2018	(8,416)	5
* Amounts represent the changes in fair value of the hedging financial instruments and closely approximate the changes in value of the hedged items used to recognize hedge ineffectiveness.

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

				Related amounts not set off in the statement of financial position
	Gross amounts recognized	Gross amounts set off in the statement of financial position	Net amounts presented in the statement of financial position	Financial instruments	Cash collateral received	Net amount

As of December 31, 2018
Other financial assets (non-current)	58	—	58	—	—	58
Other financial liabilities (non-current)	6,567	—	6,567	—	—	6,567

Other financial assets (current)	88	—	88	—	—	88
Other financial liabilities (current)	1,289	—	1,289	—	—	1,289

Trade and other receivables	617	(40)	577	—	—	577
Trade and other payables	1,472	(40)	1,432	—	—	1,432

As of December 31, 2017
Other financial assets (non-current)	34	—	34	—	—	34
Other financial liabilities (non-current)	10,362	—	10,362	—	—	10,362

Other financial assets (current)	1,130	—	1,130	—	—	1,130
Other financial liabilities (current)	1,268	—	1,268	—	—	1,268

Trade and other receivables	817	(72)	745	—	—	745
Trade and other payables	1,595	(72)	1,523	—	—	1,523

ACCOUNTING POLICIES
Put options over non-controlling interest
Put options over non-controlling interest of a subsidiary are accounted for as financial liabilities in the Company’s consolidated financial statements. The put-option redemption liability is measured at the discounted redemption amount. Interest over the put-option redemption liability will accrue in line with the effective interest rate method, until the options have been exercised or are expired.
Derivative contracts
VEON enters into derivative contracts, including swaps and forward contracts, to manage certain foreign currency and interest rate exposures. Any derivative instruments for which no hedge accounting is applied are recorded at fair value with any fair value changes recognized directly in profit or loss. Although some of the derivatives entered into by the Company have not been designated in hedge accounting relationships, they act as economic hedges and offset the underlying transactions when they occur.

Hedges of a net investment
The Company applies net investment hedge accounting to mitigate foreign currency translation risk related to the Company’s investments in foreign operations. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income within the “Foreign currency translation” line item. Where the hedging instrument’s foreign currency retranslation is greater (in absolute terms) than that of the hedged item, the excess amount is recorded in profit or loss as ineffectiveness. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation. Cash flows arising from derivative instruments for which hedge accounting is applied are reported in the statement of cash flows within the line item where the underlying cash flows of the hedged item are recorded.
SOURCE OF ESTIMATION UNCERTAINTY
Fair value of financial instruments
Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flows model. The inputs to these models are taken from observable markets, but when this is not possible, a degree of judgment is required in establishing fair values. The judgments include considerations regarding inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

17	CASH AND CASH EQUIVALENTS
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
Cash and cash equivalents consisted of the following items as of December 31:

	December 31, 2018	December 31, 2017

Cash and cash equivalents at banks and on hand	756	850
Cash equivalents with original maturity of less than three months	1,052	464
Cash and cash equivalents	1,808	1,314
Less overdrafts	(17)	—
Cash and cash equivalents, net of overdrafts, as presented in the consolidated statement of cash flows	1,791	1,314
Cash at bank earns interest at floating rates based on bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.
The imposition of currency exchange controls or other similar restrictions on currency convertibility in the countries in which VEON operates could limit VEON’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends from the respective countries. As of December 31, 2018, there were no restricted cash and cash equivalent balances (2017: nil).
Cash balances include investments in money market funds of US$349 (2017: US$91).
As of December 31, 2018, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$17 (2017: US$ nil). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as financial liabilities within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.

18	FINANCIAL RISK MANAGEMENT
The Group’s principal financial liabilities consist of loans and borrowings and trade and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group has trade and other receivables, cash and short-term deposits that are derived directly from its operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Company’s Board of Directors manages these risks with support of the treasury function, who proposes the appropriate financial risk governance framework for the Group, identifies and measures financial risks and suggests mitigating actions. The Company’s Board of Directors, supported by its Finance Committee, approves the financial risk management framework and oversees its enforcement.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises interest rate risk and foreign currency risk.
INTEREST RATE RISK
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations. The Company manages its interest rate risk exposure through a portfolio of fixed and variable rate borrowings and hedging activities.
As of December 31, 2018, after taking into account the effect of interest rate swaps, approximately 91% of the Company’s borrowings are at a fixed rate of interest (2017: 80%).
The Group is exposed to possible changes in interest rates on variable interest loans and borrowings, partially mitigated through related derivative financial instruments, cash and cash equivalents and current deposits. With all other variables held constant, the Company’s profit before tax is affected through changes in the floating rate of borrowings while the Company’s equity is affected through the impact of a parallel shift of the yield curve on the fair value of hedging derivatives. An increase or decrease of 100 basis points in interest rates would have an immaterial impact on the Company’s income statement and other comprehensive income.
FOREIGN CURRENCY RISK
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the debt denominated in currencies other than the functional currency of the relevant entity, the Company’s operating activities (predominantly capital expenditures at subsidiary level denominated in a different currency from the subsidiary’s functional currency) and the Company’s net investments in foreign subsidiaries.
The Company manages its foreign currency risk by selectively hedging committed exposures.
The Company hedges part of its exposure to fluctuations on the translation into U.S. dollars of its foreign operations by holding the borrowings in foreign currencies or by foreign exchange swaps and forwards. During the periods covered by these financial statements, the Company used cross currency interest rate swaps and foreign exchange forwards to mitigate foreign currency translation risk related to the Company’s net investments in the Italy Joint Venture and PJSC VimpelCom.
Foreign currency sensitivity
The following table demonstrates the sensitivity to a possible change in exchange rates against the US dollar with all other variables held constant. Additional sensitivity changes to the indicated currencies are expected to be approximately proportionate. The table shows the effect on the Company’s profit before tax (due to changes in the value of monetary assets and liabilities, including foreign currency derivatives) and equity (due to application of hedge accounting or existence of quasi equity loans). The Company’s exposure to foreign currency changes for all other currencies is not material.

	Effect on profit / (loss) before tax		Effect on other comprehensive income
Change in foreign exchange rate against US$	10% depreciation	10% appreciation	10% depreciation	10% appreciation

2018
Euro	(2)	3	—	—
Russian Ruble	(32)	35	70	(77)
Bangladeshi Taka	(76)	83	—	—
Pakistani Rupee	(19)	20	—	—
Georgian Lari	(34)	37	—	—
Other currencies	—	—	—	—

2017
Euro	(18)	20	132	(145)
Russian Ruble	44	(48)	—	—
Bangladeshi Taka	(69)	76	—	—
Pakistani Rupee	(27)	30	—	—
Georgian Lari	(32)	35	—	—
Other currencies	(11)	12	—	—

CREDIT RISK
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily from trade receivables), and from its treasury activities, including deposits with banks and financial institutions, derivative financial instruments and other financial instruments. See Note 17 for further information on restrictions on cash balances.
Trade receivables consist of amounts due from customers for airtime usage and amounts due from dealers and customers for equipment sales. VEON’s credit risk arising from the services the Company provides to customers is mitigated to a large extent due to the majority of its active customers being subscribed to a prepaid service as of December 31, 2018 and 2017, and accordingly not giving rise to credit risk. For postpaid services, in certain circumstances, VEON requires deposits as collateral for airtime usage. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms.
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
VEON holds available cash in bank accounts, as well as other financial assets with financial institutions in countries where it operates. To manage credit risk associated with such asset holdings, VEON allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the creditworthiness of the banks with which it holds assets. In respect of financial instruments used by the Company’s treasury function, the aggregate credit risk the Group may have with one counterparty is managed by reference to, amongst others, the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s and CDS spreads of that counterparty. Counterparty credit limits are reviewed and approved by the Company’s CFO. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure.
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
The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2018 and 2017 is the carrying amount as illustrated in Note 7, Note 16 and Note 17.

LIQUIDITY RISK
The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, debentures, preference shares and lease arrangements. The Company’s policy is to create a balanced debt maturity profile. As of December 31, 2018, 17% of the Company’s debt (2017: 10%) will mature in less than one year based on the carrying value of bank loans, bonds and other borrowings reflected in the financial statements. The Company assessed the concentration of risk with respect to refinancing its debt and concluded it to be low based on liquidity in the markets the Company has access to, and recent history of refinancing. The Company believes that access to sources of funding is sufficiently available and the Company’s policy is to diversify the funding sources where possible.
Available facilities
The Company had the following available facilities as of balance sheet date for the years indicated below:

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2018
VEON Holdings B.V. – Revolving Credit Facility	Feb 2022	US$1,688*	—	US$1,688	1,688	—	1,688
Pakistan Mobile Communications Limited - Syndicated Term Loan Facility	Jun 2019	PKR 26,750	PKR 17,000	PKR 9,750	191	122	69
Pakistan Mobile Communications Limited - Term Loan Facility	Jun 2019	PKR 10,000	PKR 5,463	PKR 4,537	72	39	33

* Facility amount of US$1,688 is available until February 2020. Subsequently a reduced facility amount of US$1,586 is available until February 2021 and further reduced facility amount of US$1,382 is available until February 2022

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2017
VEON Holdings B.V. – Revolving Credit Facility *	Feb 2021	US$1,688	US$250	US$1,438	1,688	250	1,438
VEON Holdings B.V. – Term Loan Facility	May 2018	RUB 45,000	RUB 30,000	RUB 15,000	781	520	261
Banglalink Digital Communications Ltd. – Syndicated Term Loan Facility	Sep 2018	BDT 29,300	—	BDT 29,300	353	—	353
Pakistan Mobile Communications Limited - Syndicated Term Loan Facility	Jun 2018	PKR 26,750	PKR 17,000	PKR 9,750	242	154	88
Pakistan Mobile Communications Limited - Term Loan Facility	Jun 2018	PKR 10,000	PKR 5,000	PKR 5,000	90	45	45

* Facility amount of US$1,688 is available until February 2020. Subsequently a reduced facility amount of US$1,586 is available until February 2021.

Maturity profile
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Payments related to variable interest rate financial liabilities and derivatives are included based on the interest rates and foreign currency exchange rates applicable as of December 31, 2018 and 2017, respectively. The total amounts in the table differ from the carrying amounts as stated in Note 16 as the below table includes both undiscounted principal amounts and interest while the carrying amounts are measured using the effective interest rate method.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At December 31, 2018
Bank loans and bonds	1,697	3,866	2,642	579	8,784
Derivative financial liabilities
Gross cash inflows	(368)	(54)	—	—	(422)
Gross cash outflows	394	68	—	—	462
Trade and other payables	1,425	—	—	—	1,425
Other financial liabilities	—	62	—	—	62
Warid non-controlling interest put option liability	—	306	—	—	306
Total financial liabilities	3,148	4,248	2,642	579	10,617

Related derivatives financial assets
Gross cash inflows	(300)	(610)	(330)	—	(1,240)
Gross cash outflows	286	634	354	—	1,274
Related derivative financial assets	(14)	24	24	—	34

Total financial liabilities, net of derivative assets	3,134	4,272	2,666	579	10,651

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At December 31, 2017
Bank loans and bonds	1,862	4,141	4,958	2,774	13,735
Derivative financial liabilities
Gross cash inflows	(37)	(49)	(12)	—	(98)
Gross cash outflows	29	27	51	—	107
Trade and other payables	1,523	—	—	—	1,523
Other financial liabilities	—	62	—	—	62
Warid non-controlling interest put option liability	—	310	—	—	310
Total financial liabilities	3,377	4,491	4,997	2,774	15,639

Related derivatives financial assets
Gross cash inflows	(275)	—	—	—	(275)
Gross cash outflows	270	—	—	—	270
Related derivative financial assets	(5)	—	—	—	(5)

Total financial liabilities, net of derivative assets	3,372	4,491	4,997	2,774	15,634

CAPITAL MANAGEMENT
The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios, so as to secure access to debt and capital markets at all times and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. Current credit ratings of the Company support its capital structure objectives. There were no changes made in the Company’s objectives, policies or processes for managing capital during 2018.
VEON is committed to paying a sustainable and progressive dividend. A continuation of this progressive dividend policy is dependent on the evolution of the Group’s equity free cash flow, including development of the U.S. dollar exchange rate against the Company's functional currencies.
The Net Debt to Adjusted EBITDA ratio is an important measure used by the Company to assess its capital structure. Net Debt represents the principal amount of interest-bearing debt less cash and cash equivalents and bank deposits. Adjusted EBITDA is defined as last twelve months earnings before interest, tax, depreciation, amortization and impairment, loss on disposals of non-current assets, other non-operating losses and share of profit / (loss) of joint ventures. For reconciliation of Adjusted EBITDA to Profit / (loss) before tax, refer to Note 2.
Further, this ratio is included as a financial covenant in the credit facilities of the Company. For most of our credit facilities the Net Debt to Adjusted EBITDA ratio is calculated at consolidated level of VEON Ltd. and is “pro-forma” adjusted for acquisitions and divestments of any business bought or sold during the relevant period. Under these credit facilities, the Company is required to maintain the Net Debt to Adjusted EBITDA ratio below 3.5x. The Company has not breached any financial covenants during the periods ended.

19	ISSUED CAPITAL AND RESERVES
The following table details the common shares of the Company as of December 31:

	2018	2017

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,670	2,759,171,830

Issued shares	1,756,731,135	1,756,731,135
Treasury shares	(7,603,731)	(7,603,731)
Outstanding shares	1,749,127,404	1,749,127,404
On July 30, 2018, the Annual General Meeting approved to cancel 909,981,160 of authorized unissued common shares with par value USD 0.001. Following the cancellation, the authorized share capital of the Company has become US$1,849,190.67 divided into 1,849,190,670 common shares of par value USD 0.001 each, of which 1,756,731,135 are common shares in issue and fully paid. The rights of holders of issued shares are unaffected by the proposed reduction of authorized share capital.
The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares.
As of December 31, 2018, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares

L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Telenor East Holding II AS (“Telenor”)	256,703,840	14.6%
Stichting Administratiekantoor Mobile Telecommunications Investor *	145,947,562	8.3%
Free Float	513,454,732	29.6%
Shares held by the Company or its subsidiaries (“Treasury shares”)	(7,603,731)	(0.40)%
Total outstanding common shares	1,749,127,404	100%

* LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the 145,947,562 common shares represented by the depositary receipts. According to the conditions of administration entered into between Stichting and LetterOne (“Conditions of Administration”) in connection with the transfer of 145,947,562 ADSs from LetterOne to Stichting on March 29, 2016, Stichting has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion, in accordance with the Conditions of Administration and Stichting’s articles of association.

Nature and purpose of reserves
Other capital reserves are mainly used to recognize the results of transactions that do not result in a change of control with non-controlling interest (see Note 15). The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries, net of any related hedging activities (see Note 16).

20	EARNINGS PER SHARE
Earnings per common share for all periods presented has been determined by dividing profit available to common shareholders by the weighted average number of common shares outstanding during the period.
The following table sets forth the computation of basic and diluted earnings per share (“EPS”) for continuing operations, for the years ended December 31:

Continuing operations	2018	2017	2016

(In millions of U.S. dollars, except share and per share amounts)

Numerator:
Profit / (loss) for the period attributable to the owners of the parent	(397)	(115)	(439)

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,749	1,749	1,749
Denominator for diluted earnings per share (in millions)	1,749	1,749	1,749

Basic (loss) / earnings per share	($0.23)	($0.07)	($0.25)
Diluted (loss) / earnings per share	($0.23)	($0.07)	($0.25)
The following table sets forth the computation of basic and diluted earnings per share (“EPS”) for discontinued operations, for the years ended December 31:

Discontinued operations	2018	2017	2016

(In millions of U.S. dollars, except share and per share amounts)

Numerator:
Profit / (loss) for the period attributable to the owners of the parent	979	(390)	2,767

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,749	1,749	1,749
Denominator for diluted earnings per share (in millions)	1,749	1,749	1,749

Basic (loss) / earnings per share	$0.56	($0.22)	$1.58
Diluted (loss) / earnings per share	$0.56	($0.22)	$1.58

21	DIVIDENDS PAID AND PROPOSED
Pursuant to Bermuda law, VEON is restricted from declaring or paying a dividend if there are reasonable grounds for believing that

(a)	VEON is, or would after the payment be, unable to pay its liabilities as they become due, or

(b)	the realizable value of VEON assets would, as a result of the dividend, be less than the aggregate of VEON liabilities.
Following table provides an overview of the dividends announced by VEON for years 2018 and 2017:

Description	Dividends declared	Payment date	Dividends, US$ cents per share

Final for 2018	February 25, 2019	Expected March 20, 2019	17
Interim for 2018	August 2, 2018	August 20, 2018	12

Final for 2017	February 22, 2018	March 13, 2018	17
Interim for 2017	August 3, 2017	September 6, 2017	11

The Company make appropriate tax withholdings of up to 15% when the dividends are being paid to the Company’s share depositary, The Bank of New York Mellon.
DIVIDENDS DECLARED TO NON-CONTROLLING INTERESTS
During the 2018 and 2017 years, certain subsidiaries of the Company declared dividends, of which a portion was paid or payable to non-controlling interests.

Name of subsidiary	Dividend declared	Dividend paid	Paid or payable to non-controlling interests

Omnium Telecom Algeria S.p.A	June 21, 2018	August 29, 2018	76
TNS Plus LLP	April 19, 2018	August 29, 2018	2
Rascom CJSC	June 27, 2018	July 24, 2018	2
TNS Plus LLP	April 19, 2018	April 23, 2018	11

VIP Kazakhstan Holding AG	October 6, 2017	October 10, 2017	11
Omnium Telecom Algeria S.p.A	June 21, 2017	August 18, 2017	82
TNS Plus LLP	May 12, 2017	May 15, 2017	12
VIP Kyrgyzstan Holding AG	February 13, 2017	February 16, 2017	55
TNS Plus LLP	January 24, 2017	January 25, 2017	7

In 2018, PMCL, a subsidiary of the Company, declared dividends to its shareholders, of which US$11 (2017: US$54) was declared to the non-controlling interest holders of PMCL. Dividends declared to non-controlling interests reduces the principal amount of the put-option liability over non-controlling interest on the date of declaration. As of December 31, 2018, an amount of US$7 (2017: US$26) remained payable to non-controlling interests.

ADDITIONAL INFORMATION

22	RELATED PARTIES
As of December 31, 2018, the Company has no ultimate controlling shareholder. See also Note 19 for details regarding ownership structure.
Since December 8, 2017, VEON does not consider Telenor group to be related party. The transactions with Telenor include roaming operations between our operating companies and Telenor and its affiliates.
VEON was a party to a General Services Agreement with LetterOne Corporate Advisor Limited, dated December 1, 2010, under which LetterOne Corporate Advisor Limited renders to VEON and its affiliates services related to telecommunication operations. On December 12, 2017 VEON received a notice confirming termination of the agreement.
As a result of the completion of the sale transaction of the 50% stake in the Italy Joint Venture and the transaction to unwind the retail joint venture, Euroset Holding N.V., VEON Group is no longer considering these entities to be a related party to the Group (see Note 10).
COMPENSATION TO DIRECTORS AND SENIOR MANAGERS OF THE COMPANY
The following table sets forth the total compensation paid to our directors and senior managers:

	2018	2017	2016

Short-term employee benefits	33	42	37
Long-term employee benefits	—	1	—
Share-based payments	—	1	—
Termination benefits	2	1	4
Total compensation to directors and senior management *	35	45	41
*The number of directors and senior managers vary from year to year. Amounts disclosed in previous years for ‘Long-term employee benefits’ represented total nominal values of the grants covering multiple years.
Under the Company’s bye-laws, the Board of Directors of the Company established a Compensation Committee, which has the overall responsibility for approving and evaluating the compensation and benefit plans, policies and programs of the Company’s directors, officers and employees and for supervising the administration of the Company’s equity incentive plans and other compensation and incentive programs.

Compensation of Key Senior Managers
The following table sets forth the total compensation paid to the key senior managers in 2018 and 2017 (gross amounts in whole euro and whole US$ equivalents):

	Ursula Burns		Jean-Yves Charlier		Trond Westlie		Andrew Davies		Kjell Johnsen		Scott Dresser
	Group CEO and Chairman(iii)		Former Group CEO (iv)		Group CFO(v)		Former Group CFO(v)		Group COO		Group General Counsel
	EUR	US$	EUR	US$	EUR	US$	EUR	US$	EUR	US$	EUR	US$
2018
Short-term employee benefits
Base salary(i)	4,602,902	5,429,871	1,902,600	2,244,426	1,500,000	1,769,494	—	—	1,425,000	1,681,019	1,233,333	1,454,917
Annual incentive(ii)	—	—	7,717,900	9,104,518	127,313	150,186	—	—	—	—	405,899	478,824
Other	104,645	123,446	489,070	576,938	21,695	25,593	—	—	70,442	83,098	927,489	1,094,124
Long-term employee benefits	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payments	—	—	—	—	—	—	—	—	—	—	—	—
Termination benefits	—	—	1,340,278	1,581,076	—	—	—	—	—	—	—	—
Total gross remuneration	4,707,547	5,553,317	11,449,848	13,506,958	1,649,008	1,945,273	—	—	1,495,442	1,764,117	2,566,721	3,027,865

2017
Short-term employee benefits
Base salary(i)	—	—	2,500,000	2,819,125	375,000	422,869	1,125,000	1,268,606	—	—	925,000	1,043,076
Annual incentive(ii)	—	—	4,125,000	4,651,556	—	—	3,518,295	3,967,405	—	—	977,272	1,102,021
Other	—	—	91,916	103,649	5,400	6,089	1,284,248	1,448,182	—	—	31,186	35,166
Long-term employee benefits	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payments	—	—	709,661	800,249	—	—	—	—	—	—	—	—
Termination benefits	—	—	—	—	—	—	250,000	281,912	—	—	—	—
Total gross remuneration	—	—	7,426,577	8,374,579	380,400	428,958	6,177,543	6,966,105	—	—	1,933,458	2,180,263
(i) Base salary includes holiday and/or pension allowances pursuant to the terms of an individual’s employment agreement.
(ii) Annual Incentive includes amounts paid under the short-term incentive in respect of performance during the previous year, except for amounts shown for Jean-Yves Charlier during 2018, which also Andrew Davies during 2017, which also includes amounts paid under the STI Scheme in respect of performance during the current year.
(iii) Includes total compensation paid to Ursula Burns in respect of her roles as Chairman of the VEON Ltd. board of directors through March 26, 2018, Executive Chairman and Chairman of the VEON Ltd. board of directors from March 27, 2018 to December 11, 2018, and as newly appointed Group CEO and Chairman of the VEON Ltd. board of directors from December 12, 2018.
(iv) Jean-Yves Charlier stepped down from the role of Group CEO on March 27, 2018.
(v)Andrew Davies stepped down from the role of Group CFO, and Trond Westlie commenced duties as newly appointed Group CFO on November 9, 2017.

Compensation of Board of Directors
The following table sets forth the total compensation paid to the members of the Board of Directors members in 2018 and 2017 (gross amounts in whole euro and whole US$ equivalents):

	Retainer		Committees		Other compensation		Total
	2018	2017	2018	2017	2018	2017	2018	2017

Guillaume Bacuvier
In whole euro	105,000	—	21,000	—	—	—	126,000	—
US$ equivalent	123,869	—	24,774	—	—	—	148,643	—
Osama Bedier
In whole euro	105,000	—	10,500	—	—	—	115,500	—
US$ equivalent	123,869	—	12,387	—	—	—	136,256	—
Ursula Burns
In whole euro *	—	436,213	—	12,500	—	1,517,500	—	1,966,213
US$ equivalent *	—	491,896	—	14,096	—	1,711,209	—	2,217,201
Stan Chudnovsky
In whole euros	145,833	193,918	—	—	—	—	145,833	193,918
US$ equivalent	172,039	218,672	—	—	—	—	172,039	218,672
Mikhail Fridman
In whole euro	40,000	40,000	—	—	—	—	40,000	40,000
US$ equivalent	47,188	45,106	—	—	—	—	47,188	45,106
Gennady Gazin
In whole euro	250,000	194,048	65,500	55,000	—	4,757	315,500	253,805
US$ equivalent	294,925	218,818	77,270	62,021	—	5,364	372,195	286,203
Andrei Gusev
In whole euro	40,000	40,000	—	—	—	—	40,000	40,000
US$ equivalent	47,188	45,106	—	—	—	—	47,188	45,106
Gunnar Holt
In whole euro	250,000	133,950	50,000	20,833	—	—	300,000	154,783
US$ equivalent	294,925	151,049	58,985	23,492	—	—	353,910	174,541
Sir Julian Horn-Smith
In whole euro	250,000	194,048	10,500	—	—	5,145	260,500	199,193
US$ equivalent	294,925	218,818	12,387	—	—	5,802	307,312	224,620
Nils Katla
In whole euro	—	36,666	—	—	—	—	—	36,666
US$ equivalent	—	41,346	—	—	—	—	—	41,346
Jørn P. Jensen
In whole euro	163,333	195,538	—	30,000	—	—	163,333	225,538
US$ equivalent	192,684	220,498	—	33,829	—	—	192,684	254,327
Robert Jan van de Kraats
In whole euro	105,000	—	12,600	—	—	—	117,600	—
US$ equivalent	123,869	—	14,864	—	—	—	138,733	—
Guy Laurence
In whole euro	250,000	110,619	41,600	20,833	16,250	1,250	307,850	132,702
US$ equivalent	294,925	124,740	49,076	23,492	19,170	1,410	363,171	149,642
Alexander Pertsovsky
In whole euro	40,000	—	—	—	—	—	40,000	—
US$ equivalent	47,188	—	—	—	—	—	47,188	—
Alexey M. Reznikovich
In whole euro	—	40,000	—	—	—	—	—	40,000
US$ equivalent	—	45,106	—	—	—	—	—	45,106
Total (in whole euro)	1,744,166	1,615,000	211,700	139,166	16,250	1,528,652	1,972,116	3,282,818
Total (US$ equivalent)	2,057,594	1,821,155	249,743	156,930	19,170	1,723,785	2,326,507	3,701,870
* Ursula Burns was appointed Group CEO and Chairman of the VEON Ltd. board of directors on December 12, 2018. Accordingly, her total compensation for 2018 has been included in the section “Compensation of Key Senior Managers” above.

Members of our Board of Directors are eligible to participate in a value growth cash-based long-term incentive plan discussed below.

Value growth cash-based long-term incentive plan
To stimulate and reward leadership efforts that result in sustainable success, the value growth cash-based long-term incentive plan (the “LTI Plan”) has been designed for members of our recognized leadership community. The participants in the LTI Plan may receive cash payouts after the end of each relevant award performance period. The vesting of each award is subject to continued employment (except in limited “good leaver” circumstances) of a specific Qualifying Period. For participants joining after the start, or leaving before the end of a Qualifying Period, vested awards will be subject to pro-rata reduction in accordance with the actual period of employment during this Qualifying Period. Awards may vest early upon the occurrence of certain corporate events relating to VEON Ltd., subject to the Compensation Committee’s determination of the attainment of Key Performance Indicators (“KPIs”) at the time of the relevant event and a potential pro-rata reduction to reflect the early vesting.
As of December 31, 2018, the total target amount (all unvested) granted for awards launched under the LTI Plan was equal to US$107 (2017: US$127). The carrying value of obligations under the LTI Plan as of December 31, 2018, was equal to US$35 (2017: US$58). Included within ‘Selling, general and administrative expenses’ for 2018 is a gain of US$18 (2017: expense of US$43) relating to share-based payments under the LTI Plan. The awards launched under the LTI Plan are detailed below.

Tranche	Grant date	Performance period	KPIs based on	Other information
2015 Tranche	March 2016	January 1, 2015 to June 30, 2018 (42 months)	TSR evolution compared to peer companies in the markets in which VEON operates	The Compensation Committee regularly reviews the peer group to ensure that its composition is still appropriate.
2016 Tranche	October 2017	January 1, 2016 to June 30, 2019 (42 months)	TSR evolution compared to peer companies in the markets in which VEON operates	The Compensation Committee regularly reviews the peer group to ensure that its composition is still appropriate.
2017 Tranche	October 2017	January 1, 2017 to June 30, 2020 (42 months)	Absolute share price performance target	KPIs designed to create a direct link between management focus and real return to shareholders.
2018 Tranche	July 2018	July 1, 2017 to December 31, 2020 (42 months)	Absolute share price performance target	KPIs designed to create a direct link between management focus and real return to shareholders.

Short Term Incentive Scheme
The Company’s Short Term Incentive (“STI”) Scheme provides cash pay-outs to participating employees based on the achievement of established KPIs over the period of one calendar year. KPIs are set every year at the beginning of the year and evaluated in the first quarter of the next year. The KPIs are partially based on the financial and operational results (such as EBITDA and total operating revenue) of the Company, or the affiliated entity employing the employee, and partially based on individual targets that are agreed upon with the participant at the start of the performance period based on his or her specific role and activities. The weight of each KPI is decided on an individual basis.
Pay-out of the STI award is scheduled in March of the year following the assessment year and is subject to continued active employment during the year of assessment (except in limited “good leaver” circumstances in which case there is a pro-rata reduction) and is also subject to a pro-rata reduction if the participant commenced employment after the start of the year of assessment. Pay-out of the STI award is dependent upon final approval by the Compensation Committee.

23	EVENTS AFTER THE REPORTING PERIOD
Final 2018 Dividend of US 17 cents per share approved by Board of Directors
On February 25, 2019, the Company announced that the VEON’s Board of Directors approved a final dividend of US 17 cents per share, bringing total 2018 dividends to US 29 cents per share, in line with the Group’s progressive dividend policy. The record date for the Company’s shareholders entitled to receive the final dividend payment has been set for March 8, 2019. It is expected that the final dividend will be paid on March 20, 2019. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s share depositary, The Bank of New York Mellon. For ordinary shareholders via Euronext Amsterdam, the final dividend of US 17 cents will be paid in euro.
Revised technology infrastructure partnership with Ericsson
On February 25, 2019, the Company announced a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years and to release Ericsson from the development and delivery of the Full Stack Revenue Manager Solution. This revised arrangement enables VEON to continue upgrading IT infrastructure with new digital business support systems (DBSS) using existing software from Ericsson which is already deployed in certain operating companies within VEON. The parties have signed binding terms to vary the existing agreements and as a result VEON will receive US$350 during the first half of 2019.
Mandatory tender offer application in relation to Global Telecom Holding S.A.E.
On February 10, 2019, VEON submitted an application to the Egyptian Financial Regulatory Authority (the “FRA”) to approve a mandatory tender offer (“MTO”) by VEON Holdings B.V. for any and all of the outstanding shares of GTH which are not owned by VEON (up to 1,997,639,608 shares, representing approximately 42.31% of GTH’s issued shares). The MTO will be funded by cash on hand and/or the utilization of undrawn credit facilities. The proposed offer price under the MTO is EGP 5.30 per share. The MTO is currently being reviewed by the FRA and will commence when FRA approval is granted. Any increase of the Company’s interest in GTH will be accounted for directly in equity upon closing of the transaction.

24	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
BASIS OF PREPARATION
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective at the time of preparing the consolidated financial statements and applied by VEON.
The consolidated income statement has been presented based on the nature of the expense, other than ‘Selling, general and administrative expenses’, which has been presented based on the function of the expense.
The consolidated financial statements have been prepared on a historical cost basis, unless otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period presentation.
BASIS OF CONSOLIDATION
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. Please refer to Note 15 for a list of significant subsidiaries.
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
Upon consolidation, the assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date; whereas revenue, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. Foreign currency translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in other comprehensive income and accumulated within a separate component of equity.

25	SIGNIFICANT ACCOUNTING POLICIES
SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The preparation of these consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, as well as estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgements, estimates and assumptions affects the amounts reported in these consolidated financial statements. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
The sources of uncertainty identified by the Group are described together with the applicable Note, as follows:

Significant accounting judgement / source of estimation uncertainty	Described in
Revenue recognition	Note 3
Deferred tax assets and uncertain tax positions	Note 8 and Note 9
Provisions	Note 8
Impairment of non-current assets	Note 11
Control over subsidiaries	Note 15
Depreciation and amortization of non-current assets	Note 12 and Note 13
Fair value of financial instruments	Note 16
CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES
Accounting policies are included as relevant in the Notes to these consolidated financial statements. A number of new or amended standards became effective as of January 1, 2018. As a result, the Company has amended its accounting policies accordingly.
The following table presents the transitional impact that adoption of IFRS 9, ‘Financial Instruments’ (“IFRS 9”) and IFRS 15, ‘Revenue from contracts with customers’ (“IFRS 15”) had on the opening balance sheet of the Group, as of January 1, 2018. Further details regarding the impact of IFRS 9 and IFRS 15 can be found below.

	December 31, 2017*	Impact of IFRS 9		Impact of IFRS 15
		Classification and measurement	Impairment	Revenue and customer acquisition costs	January 1, 2018

Assets
Non-current assets
Investments in joint ventures and associates	1,921	(25)	(10)	38	1,924
Deferred tax assets	336	—	2	(12)	326
Other financial assets
Available for sale	18	(18)	—	—	—
Fair value through other comprehensive income	—	18	—	—	18
Other assets	263	—	—	93	356

Current assets
Trade and other receivables
Trade and other receivables, gross	924	—	—	—	924
Allowance for doubtful debt	(169)	—	(14)		(183)

Other financial assets
Available for sale	53	(53)	—	—	—
Fair value through profit or loss		20			20
Fair value through other comprehensive income	—	33	—	—	33
Other assets	418	—	—	(4)	414

Equity
Equity attributable to equity owners of the parent	4,331	(25)	(16)	87	4,377
Non-controlling interests	(441)	—	(4)	15	(430)

Liabilities
Other liabilities (current)	1,353	—	—	(1)	1,352
Deferred tax liabilities	376	—	(2)	14	388

* Opening balance sheet numbers are represented following retrospective reversal of reclassification of Deodar assets and liabilities as held for sale and retrospective recognition of depreciation charges in respect of Deodar (Note 10)

IFRS 15 ‘Revenue from contracts with customers’
IFRS 15 replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. IFRS 15 addresses revenue recognition for contracts with customers as well as treatment of incremental costs incurred to obtain a contract with a customer, described in more detail below.
Revenue recognition
Due to the nature of the Group’s existing product offerings (i.e. prevailing pre-paid service offerings), as well as the Group’s accounting policies applied prior to January 1, 2018, the impact of IFRS 15 on revenue recognition by the Group was immaterial, as shown in the table presented earlier in this Note.
Costs of obtaining a contract with customer
Under IFRS 15, certain incremental costs incurred in acquiring a contract with a customer (“customer acquisition costs”), which previously did not qualify for recognition as an asset under any of the other accounting standards, are deferred in the consolidated statement of financial position.
The impact of capitalizing customer acquisition costs upon implementation of IFRS 15 is shown in the table earlier in this Note.
Transition
The standard is effective for annual periods beginning on or after January 1, 2018. The Group has adopted the standard using the modified retrospective approach, which means that the cumulative impact of the adoption has been recognized in retained earnings as of January 1, 2018 and that comparatives have not been restated.
The impact that adoption of IFRS 15 has had on the opening balance sheet of the Group, as of January 1, 2018, is shown in the table presented earlier in this Note. The impact that adoption of IFRS 15 has had on the Group’s profit / (loss) for 2018, if compared to accounting policies that were applied in previous years, was immaterial.
IFRS 9 ‘Financial instruments’
IFRS 9 replaces IAS 39 ‘Financial instruments: Recognition and Measurement’ (“IAS 39”). IFRS 9 impacts the Group’s classification and measurement of financial instruments, impairment of financial assets and hedge accounting, described in more detail below.
Classification and measurement
The new standard requires the Company to assess the classification of financial assets on its balance sheets in accordance with the cash flow characteristics of the financial assets and the relevant business model that the Company has for a specific class of financial assets.
IFRS 9 no longer has an “Available-for-sale” classification for financial assets. The new standard has different requirements for debt or equity financial assets.
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
The Company continues to initially measure financial assets at its fair value plus transaction cost upon initial recognition, except for financial assets measured at fair value through profit and loss, consistent with current practices. The classification for the majority of financial assets has not been impacted by the transition to IFRS 9 on January 1, 2018. The reclassifications upon transition to IFRS 9 are shown in the table presented earlier in this Note.
Impairment (allowance for doubtful debt)
IFRS 9 introduces the Expected Credit Loss model, which replaces the incurred loss model of IAS 39 whereby an allowance for doubtful debt was required only in circumstances where a loss event has occurred. By contrast, the Expected Credit Loss model requires the Company to recognize an allowance for doubtful debt on all financial assets carried at amortized cost (including, for example, ‘Trade receivables’), as well as debt instruments classified as financial assets carried at fair value through other comprehensive income (for example, government bonds held for liquidity purposes), since initial recognition, irrespective whether a loss event has occurred.
As a result, the allowance for doubtful debt of the Company has increased upon implementation of IFRS 9 on January 1, 2018. The impact of applying the Expected Credit Loss model is shown in the table earlier in this Note.
Hedge Accounting
IFRS 9 allows for more possibilities for the Company to apply hedge accounting (for example, risk components of non-financial assets or liabilities may be designated as part of a hedging relationship). In addition, the requirements of the standard have been more closely aligned with the Company’s risk management policies and hedge effectiveness will be measured prospectively.
Transition
The Group has adopted the standard using the modified retrospective approach for classification and measurement and impairment. This means that the cumulative impact of the adoption has been recognized in retained earnings as of January 1, 2018 and that comparatives are not restated.
All hedge accounting relationships existing as of January 1, 2018 have been continued under IFRS 9.
The Company has retrospectively adopted the cost of hedging approach for foreign currency basis spreads existing in cross-currency interest rate swaps used in a hedging relationship, the impact of which is immaterial to the consolidated financial results and position of the Group.
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS NOT YET ADOPTED BY THE GROUP
IFRIC 23 ‘Uncertainty over income tax treatments’
The Interpretation clarifies the application of recognition and measurement requirements in IAS 12 ‘Income Taxes’ when there is uncertainty over income tax treatments. The Group has assessed the impact of IFRIC 23, which will not be material to the consolidated financial statements of the Group upon adoption in 2019.
IFRS 16 ‘Leases’
IFRS 16 replaces IAS 17 Leases, the current lease accounting standard and will become effective on January 1, 2019. The new lease standard will require assets leased by the Company to be recognized on the statement of financial position of the Company with a corresponding liability.
During 2018, the Group has performed a detailed impact assessment of IFRS 16. In summary the impact of IFRS 16 adoption is expected to be, as follows:

	December 31, 2018	Impact of IFRS 16	January 1, 2019
Assets
Non-current assets
Property and equipment
Property and equipment	4,932	(71)	4,861
Right-of-use assets	—	2,023	2,023
Intangible assets	1,854	(15)	1,839
Goodwill	3,816	—	3,816
Deferred tax assets	197	—	197
Other financial assets	193	(1)	192
Total non-current assets	10,992	1,936	12,928

Current assets
Trade and other receivables	577	(61)	516
Other current assets	2,516	—	2,516
Total current assets	3,093	(61)	3,032

Assets classified as held for sale	17	4	21

Total assets	14,102	1,879	15,981

Equity
Equity attributable to equity owners of the parent	3,670	(3)	3,667
Non-controlling interest	(891)	(1)	(892)
Total equity	2,779	(4)	2,775

Non-current liabilities
Financial liabilities	6,567	(45)	6,522
Provisions	110	—	110
Lease liabilities	—	1,638	1,638
Deferred tax liabilities	180	—	180
Other liabilities	53	(9)	44
Total non-current liabilities	6,910	1,584	8,494

Current liabilities
Trade and other payables	1,432	(54)	1,378
Other financial liabilities	1,289	(6)	1,283
Lease liabilities	—	361	361
Provisions	398	(3)	395
Other liabilities	1,290	(3)	1,287
Total current liabilities	4,409	295	4,704

Liabilities associated with assets held for sale	4	4	8

Total equity and liabilities	14,102	1,879	15,981
The Company, as a lessee, will recognize a right-of-use asset and a lease liability on the lease commencement date.
Upon initial recognition the right of use asset is measured as the amount equal to initially measure lease liability adjusted for lease prepayments, initial direct cost, lease incentives and the discounted estimated asset retirement obligation. Subsequently the right of use assets will be measured at cost net of any accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the shorter estimated useful lives of the right-of-use assets or the lease term.
The lease liability is measured upon initial recognition at the present value of the future lease and related fixed services payments over the lease term, discounted with the interest rate implicit to the lease or Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Subsequently lease liabilities are measured at amortized cost using the effective interest rate method.
Right-of-use assets and lease liabilities will be remeasured subsequently if one of the following events occurs:

•	Change in lease price due to indexation or rate which has become effective in reporting period

•	Modifications to the lease contract

•	Reassessment of the lease term
Leases which are short term in nature (less than 12 months including extension options) and leases of low value items will continue to be expensed in the Income Statement as incurred.
Transition
The Company will adopt IFRS 16 on the date the standard becomes effective, January 1, 2019. The Group will adopt the standard using the modified retrospective approach. This means that the cumulative impact of the adoption will be recognized in retained earnings as of January 1, 2019 and that comparatives will not be restated.
The Group will use the following practical expedients when adopting IFRS 16 on its effective date:

•
to apply IFRS 16 only to contracts that were previously assessed as leases in accordance with the previous IFRS standards (IAS 17 Leases and IFRIC 4 Determining whether and Arrangement contains a Lease)

•	to apply a single discount rate to a portfolio of leases with reasonably similar characteristics as permitted by IFRS 16

•	to exclude initial direct cost from the measurement of if the right-of-use asset as at January 1, 2019.

•	Application of the Group onerous contract provision process as the impairment assessment of right-of-use assets upon transition.
The weighted-average incremental rate applied to lease liabilities expected to be recognized on January 1, 2019 is 9.62%.
Carrying values of property and equipment and financial liabilities related to finance leases as of December 31, 2018 will be reclassified to right-of-use assets and lease liabilities, respectively on January 1, 2019. These carrying values related to finance leases will not be remeasured at the transition date.
Significant judgments upon adoption IFRS 16
Lease term judgments: IFRS 16 requires the Company to assess the lease term as the non-cancelable lease term in line with the lease contract together with the period for which the Company has extension options which the Company is reasonably certain to exercise and the periods for which the Company has termination options for which the Company is not reasonably certain to exercise those termination options.
A significant portion of the lease contracts included within Company’s lease portfolio includes lease contracts which are extendable through mutual agreement between VEON and the lessor or lease contracts which are cancelable by the Company on immediately or on short notice. In assessing the lease term for the adoption of IFRS 16, the Company concluded that these cancelable future lease periods should be included within the lease term, which represents an increase to the future lease payments used in determining the lease liability upon initial recognition. The reasonably certain period used to determine the lease term is based on facts and circumstances related to the underlying leased asset and lease contracts.
The following table reconciles the Company’s operating lease commitments as of December 31, 2018, to the lease liabilities expected to be recognized upon initial application of IFRS 16 on January 1, 2019.

US$

Operating lease commitments as of December 31, 2018 (see Note 4)	632
Increase in lease commitments of cancellable leases included in reasonably certain lease term	1,846
Use of IFRS 16 practical expedients (old lease accounting continues for exceptions)	(4)
Leases commencing subsequent to transition date committed to as of December 31, 2018	(47)
Accruals included in the lease liability calculation	59
Other	22
Total undiscounted lease payments which are reasonably certain	2,508

Discounting effect using incremental borrowing rate	(559)
IAS 17 finance lease liabilities recognized on balance sheet as of December 31, 2018 (discounted)	54

Expected IFRS 16 Lease liability recognized on balance sheet as of January 1, 2019	2,003

Expected IFRS 16 lease liability presented as
Non-current	1,638
Current	361
Liabilities associated with assets held for sale	4
2,003

Amsterdam, March 14, 2019
VEON Ltd.