Form 20-F
period 2019-12-31
VEON Ltd.
filed 2020-03-13
CIK 1468091

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
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

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, or ADSs, each representing one common share	VEON	NASDAQ Global Select Market
Common shares, US$0.001 nominal value		NASDAQ Global Select Market*
____________________________________________________________________________

*	Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.
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
Yes ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Yes ☐    No ☒

EXPLANATORY NOTE
This Annual Report on Form 20-F includes audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017 prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009. All references to our audited consolidated financial statements appearing in this Annual Report on Form 20-F are to the audited consolidated financial statements included in this Annual Report on Form 20-F (the “Audited Consolidated Financial Statements”).
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
For a reconciliation of Adjusted EBITDA to (loss)/profit before tax, the most directly comparable IFRS financial measure, for the years ended December 31, 2019, 2018 and 2017, see Note 2 — Segment Information to our Audited Consolidated Financial Statements.
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

Local currency financial measures
In the discussion and analysis of our results of operations, we present certain financial measures in local currency terms. These non-IFRS financial measures present our results of operations in local currency amounts and thus exclude the impact of translating such local currency amounts to U.S. dollars, our reporting currency. We analyze the performance of our reportable segments on a local currency basis to increase the comparability of results between periods. Our management believes that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to our management and to investors. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, see Item 5 — Operating and Financial Review and Prospects — Factors Affecting Comparability and Results of Operations —

Foreign Currency Translation, Item 11 — Quantitative and Qualitative Disclosures About Market Risk and Note 17 — Financial Risk Management to our Audited Consolidated Financial Statements.
Capital expenditures excluding licenses
In this Annual Report on Form 20-F, we present capital expenditures, which include equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current assets, accounted for at the earliest event of advance payment or delivery and excludes expenditures directly related to acquiring telecommunication licenses. Long-lived assets acquired in business combinations are not included in capital expenditures. For the periods beginning after December 31, 2018, right-of-use (ROU) assets are not included in capital expenditures, following the adoption of IFRS 16 on January 1, 2019. For more information on our capital expenditures, see Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Future Liquidity and Capital Requirements and Note 2 — Segment Information to our Audited Consolidated Financial Statements.
Net Debt

Net Debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term notional debt and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that Net Debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net Debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position.
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
Certain market and industry data in this Annual Report on Form 20-F is sourced from the report of Analysys Mason, dated March 10, 2020. Mobile penetration rate is defined as mobile connections divided by population. Population figures for the mobile penetration rates provided by Analysys Mason are sourced from the Economist Intelligence Unit. Mobile connections are on a three-month active basis such that any SIM card that has not been used for more than three months is excluded.
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

Other Information
In this Annual Report on Form 20-F, references to (i) “U.S. dollars”, USD and “US$” are to the lawful currency of the United States of America, (ii) “Russian rubles” or “RUB” are to the lawful currency of the Russian Federation, (iii) “Pakistani rupees” or “PKR” are to the lawful currency of Pakistan, (iv) “Algerian dinar” or “DZD” are to the lawful currency of Algeria, (v) “Bangladeshi taka” or “BDT” are to the lawful currency of Bangladesh, (vi) “Ukrainian hryvnia” or “UAH” are to the lawful currency of Ukraine, (vii) “Uzbekistani som” or “UZS” are to the lawful currency of Uzbekistan, (viii) “Kazakh tenge” is to the lawful currency of the Republic of Kazakhstan and (viii) “€,” “EUR” or “euro” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, references to “EU” are to the European Union, references to “LIBOR” are to the London Interbank Offered Rate, references to “EURIBOR” are to the Euro Interbank Offered Rate and references to “KIBOR” are to the Karachi Interbank Offered Rate.
This Annual Report on Form 20-F contains translations of certain non-U.S. currency amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the relevant non-U.S. currency amounts actually represent such U.S. dollar amounts or could be converted, were converted or will be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from euro, Pakistani rupee, Algerian dinar and Bangladeshi taka amounts at the exchange rates provided by Bloomberg Finance L.P. and from Russian ruble, Ukrainian hryvnia, Kazakh tenge and Uzbekistani som amounts at official exchange rates, as described in more detail in Item 5 - Operating and Financial Review and Prospects - Factors Affecting Comparability and Results of Operations - Foreign Currency Translation, Item 11 - Quantitative and Qualitative Disclosures About Market Risk and Note 17 - Financial Risk Management to our Audited Consolidated Financial Statements.
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
Our estimates and forward-looking statements may be influenced by various factors, including, without limitation:

•	our ability to implement and execute our strategic priorities successfully and to achieve the expected benefits from, our existing and future transactions;

•	our targets and strategic initiatives in the various countries in which we operate;

•	our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;

•	our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;

•	our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

•	our expectations regarding our capital and operational expenditures in and after 2020;

•	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

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
These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Annual Report on Form 20-F include, without limitation:

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

•
risks related to the impact of export controls on our and important third-party suppliers’ ability to procure goods, software or technology necessary for the services we provide to our customers, particularly on the production and delivery of supplies, support services, software, and equipment that we source from these suppliers — for example, in April 2018, the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) issued an Export Administration Regulation (“EAR”) Denial Order to ZTE Corporation (“ZTE”) which prohibited, among other things, exports, re-exports and in-country transfers of goods, software and technology (collectively, “Items”), each of which could have led to service degradation and disruptions in certain markets, and in May and August 2019, BIS added Huawei Technologies Company Ltd. and 114 of its affiliates (collectively, “Huawei”) to its “Entity List”, prohibiting companies globally from directly or indirectly exporting, re-exporting or in-country transferring all Items subject to the EAR to Huawei and procuring Items from Huawei when they have reason to know that the Items were originally procured by Huawei in violation of U.S. law;

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not required.
ITEM 3. KEY INFORMATION

A. Selected Financial Data
The following selected consolidated financial data as of and for each of the five years ended December 31, 2019, has been derived from our historical consolidated financial statements, which as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 have been audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm. The data should be read in conjunction with our Audited Consolidated Financial Statements and related Notes and the financial information in Item 5 — Operating and Financial Review and Prospects.
Consolidated income statement data

	Year ended December 31,
	2019	2018	2017	2016	2015

Service revenues	8,240	8,526	9,105	8,553	9,313
Sale of equipment and accessories	465	427	244	184	190
Other revenues / other income	158	133	125	148	103
Total operating revenues	8,863	9,086	9,474	8,885	9,606

Service costs	(1,554)	(1,701)	(1,879)	(1,769)	(1,937)
Cost of equipment and accessories	(479)	(415)	(260)	(216)	(231)
Selling, general and administrative expenses	(2,965)	(3,697)	(3,748)	(3,668)	(4,563)
Other operating gain / (loss)	350	—	—	—	—
Depreciation	(1,652)	(1,339)	(1,491)	(1,439)	(1,550)
Amortization	(394)	(495)	(537)	(497)	(517)
Impairment (loss) / reversal	(108)	(858)	(66)	(192)	(245)
Gain / (loss) on disposal of non-current assets	(43)	(57)	(26)	(20)	(39)
Gain / (loss) on disposal of subsidiaries	1	30	—	—	—

Operating profit	2,019	554	1,467	1,084	524

Finance costs	(892)	(816)	(935)	(830)	(829)
Finance income	53	67	95	69	52
Other non-operating gain / (loss)	21	(68)	(97)	(82)	(42)
Share of profit / (loss) of joint ventures and associates	—	—	(22)	(11)	14
Impairment of joint ventures and associates	—	—	(110)	(99)	—
Net foreign exchange gain / (loss)	(20)	15	(70)	157	(314)
Profit / (loss) before tax	1,181	(248)	328	288	(595)

Income tax expense	(498)	(369)	(472)	(635)	(220)
Profit / (loss) from continuing operations	683	(617)	(144)	(347)	(815)

Profit / (loss) after tax from discontinued operations	—	(300)	(390)	979	262
Gain / (loss) on disposal of discontinued operations	—	1,279	—	1,788	—
Profit / (loss) for the period	683	362	(534)	2,420	(553)

Attributable to:
The owners of the parent (continuing operations)	621	(397)	(115)	(439)	(917)
The owners of the parent (discontinued operations)	—	979	(390)	2,767	262
Non-controlling interest	62	(220)	(29)	92	102
	683	362	(534)	2,420	(553)

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent:
From continuing operations	$0.36	$(0.23)	$(0.07)	$(0.25)	$(0.52)
From discontinued operations	$—	$0.56	$(0.22)	$1.58	$(0.52)
Total	$0.36	$0.33	$(0.29)	$0.23	$0.035

	As of December 31,
	2019	2018	2017	2016	2015
	(in millions of U.S. dollars)
Consolidated balance sheet data:
Cash and cash equivalents	1,250	1,808	1,314	2,942	3,614
Working capital (deficit)(1)	(3,269)	(1,316)	(716)	(2,007)	(156)
Property and equipment, net	7,340	4,932	6,237	6,719	6,239
Intangible assets and goodwill	5,688	5,670	6,786	6,953	6,447
Total assets	16,059	14,102	19,484	21,193	33,854
Total liabilities	13,839	11,323	15,594	15,150	29,960
Total equity	2,220	2,779	3,890	6,043	3,894

(1)	Working capital (deficit) is calculated as current assets less current liabilities and is equivalent to net current assets.
SELECTED OPERATING DATA
The following selected company operating data as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 has been derived from internal company sources. The selected company operating data set forth below should be read in conjunction with our Audited Consolidated Financial Statements and their related Notes. For information on how we calculate mobile customers, mobile data customers, and mobile ARPU, see Item 5 — Operating and Financial Review and Prospects — Certain Performance Indicators.

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
Mobile customers in millions
Russia	54.6	55.3	58.2	58.3	59.8
Pakistan	60.5	56.2	53.6	51.6	36.2
Algeria	14.6	15.8	15	16.3	17
Bangladesh	33.6	32.3	31.3	30.4	32.3
Ukraine	26.2	26.4	26.5	26.1	25.4
Uzbekistan	8.1	9.1	9.7	9.5	9.9
Kazakhstan	10.2	9.9	9.8	9	9.5

Mobile data customers in millions
Russia	35.5	36.8	38.4	36.6	34.3
Pakistan	38.8	33	28.5	25.1	16.8
Algeria	8.8	9.2	7.2	7	4.1
Bangladesh	21.5	19.6	16.9	14.9	14
Ukraine	16.9	14.8	12.5	11.2	12
Uzbekistan	5.2	5.5	5	4.6	4.7
Kazakhstan	6.9	6.3	5.7	4.9	5

Mobile ARPU (in U.S. dollars)
Russia	5.3	5.4	5.5	4.6	5.1
Pakistan	1.7	2.1	2.2	2.3	2.1
Algeria	4.2	4.3	4.8	5.1	6
Bangladesh	1.3	1.3	1.5	1.6	1.6
Ukraine	2.6	2	1.8	1.7	1.8
Uzbekistan	2.4	2.8	4.4	5.6	5.7
Kazakhstan	3.1	3	3	2.7	4.4

B. Capitalization and Indebtedness
Not required.
C. Reasons for the Offer and Use of Proceeds
Not required.
D. Risk Factors
The risks below relate to our company and our American Depositary Shares (“ADSs”). Before purchasing our ADSs, you should carefully consider all of the information set forth in this Annual Report on Form 20-F including, but not limited to, these risks.
In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management currently deems immaterial. Our business, financial condition or results of operations or prospects could be materially adversely affected by any of these risks, causing the trading price of our securities to decline and you to lose all or part of your investment.
Market Risks
We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.
A significant amount of our costs, expenditures and liabilities, including capital expenditures and borrowings, is denominated in U.S. dollars and Russian rubles, while a proportion of our revenue is denominated in currencies other than U.S. dollars and Russian rubles. Thus, declining values of local currencies against the U.S. dollar could make it more difficult for us to repay or refinance our debt, make dividend payments, comply with covenants under our debt agreements or purchase equipment or services denominated in U.S. dollars or Russian rubles. For example, the values of the Russian, Algerian, Ukrainian, Uzbek, Pakistani, Bangladeshi and Kazakh currencies have experienced significant volatility in recent years in response to certain political and economic issues, and may continue to decline.
Our existing and future hedging strategies may not adequately protect us from exchange rate risks. Our operating metrics, debt coverage metrics, as well as the value of our investments in U.S. dollar terms have been negatively impacted in recent years by foreign currency transactions and translations. Such future currency fluctuations and volatility may result in additional losses or otherwise negatively impact our results of operations despite our ongoing efforts to better match the currency mix of our debt and derivatives with the currencies of our operations.
Our hedging strategies may further prove ineffective if, for example, exchange rates fluctuate in response to legislative or regulatory action by a government with respect to its currency, which could lead to adverse developments that harm our business, financial condition, results of operations or prospects. In addition, the countries in which we operate have historically experienced periods of high levels of inflation, including certain cases of hyperinflation. Our profit margins could be harmed if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may be difficult with our mass market and price-sensitive customer base. For more information about foreign currency translation and associated risks, see Item 5 — Operating and Financial Review and Prospects, Item 11 — Quantitative and Qualitative Disclosures About Market Risk and Note 17 — Financial Risk Management to our Audited Consolidated Financial Statements.
We may be unable to develop additional revenue market share in markets where the potential for additional growth of our customer base is limited.
Increasing competition, market saturation and technological development have led to the increased importance of data services in the markets in which we operate, including Russia, Commonwealth of Independent States (“CIS”) countries, Pakistan and Bangladesh. The mobile markets in Russia, Algeria, Ukraine, Kazakhstan, Kyrgyzstan, Armenia, and Georgia have each reached mobile penetration rates exceeding 100%, according to Analysys Mason. As a result, we have become increasingly focused on revenue market share growth in each of these markets. The key components of this strategy are to increase data usage and improve customer loyalty. However, we cannot guarantee that these initiatives will be successful, particularly in markets where the potential for additional growth of our customer base is limited. Failure to develop additional revenue market share could materially harm our business, financial condition, results of operations, cash flows or prospects. For more information on the competition we face in our markets, see “— We operate in highly competitive markets, which we expect to only become more competitive, and as a result may have difficulty expanding our customer base or retaining existing customers.” For more information on our growth strategy, see Item 4 — Information on the Company.

Our revenue is often unpredictable, and our revenue sources are short-term in nature.
Our primary source of revenue comes from prepaid mobile customers whom we do not require to enter into long-term contracts. Therefore, we cannot be certain these customers will continue to use our services in the future. Revenue from postpaid mobile customers represents a small percentage of our total operating revenue and the contracts that are required to be signed by such customers can be canceled with limited advance notice and without significant penalty. Because we incur costs based on our expectations of future revenue, the sudden loss of a large number of customers or a failure to accurately predict revenue could harm our business, financial condition, results of operations, cash flows or prospects. For a description of the key trends and developments with respect to our business, see Item 5 — Operating and Financial Review and Prospects — Key Developments During 2019.
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

•
in more mature or saturated markets, such as Russia, there are limits on the extent to which we can continue to grow our customer base, and the continued growth of our business and results of operations will depend, in part, on our ability to extract greater revenue from our existing customers, including through the expansion of data services and the introduction of next generation technologies, which may prove difficult to accomplish;

•
we may be unable to deliver better customer experience relative to our competitors or our competitors may reach customers more effectively through better use of digital and physical distribution channels, which may negatively impact our revenue and market share;

•
as we expand the scope of our services, such as new networks, fixed-line residential and commercial broadband, Mobile Financial Services ("MFS") and Digital Financial Services ("DFS") offerings and other services, we may encounter a greater number of competitors that provide similar services;

•	the liberalization of the regulations in certain markets in which we operate could greatly increase competition;

•
competitors may operate more cost-effectively or have other competitive advantages such as greater financial resources, market presence and network coverage, stronger brand name recognition, higher customer loyalty and goodwill, and more control over domestic transmission lines;

•
competitors, particularly current and former state-controlled telecommunications service providers, may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders;

•	current or future relationships among our competitors and third parties may restrict our access to critical systems and resources;

•	new competitors or alliances among competitors could rapidly acquire significant market share, and we may not be able to form similar relationships to capitalize on such opportunities;

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
We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive position and, in turn, materially harm our business.
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
For example, with respect to our mobile services, while we continue deploying mobile networks such as 4G/LTE, in some markets the industry is already well advanced in planning for the future deployment of 5G, which is expected to drive continued demand for data in the future.  If our licenses and spectrum are not appropriate or sufficient to address changing technology, we may require additional or supplemental licenses and spectrum to implement 5G technology or to upgrade our existing 2G, 3G and 4G/LTE networks to remain competitive, and we may be unable to acquire such licenses and spectrum on reasonable terms or at all. We may need to incur significant capital expenditures to acquire licenses, spectrum or infrastructure to offer new services to our customers or improve our current services.  In particular, the introduction of 5G services into our markets may draw additional entrants and require infrastructure capital expenditures for providers seeking to gain or maintain a competitive advantage.  As new technologies are developed or upgraded, such as advanced 4G/LTE and 5G systems, our equipment may need to be replaced or upgraded or we may need to rebuild our mobile network, in whole or in part. Technological change is also impacting the capabilities of the equipment our customers use, such as mobile handsets, and potential changes in this area may impact demand for our services in the future. Implementing new technologies requires substantial investment. However, there can be no guarantee that we will generate our expected return on any such investments.
If we experience substantial problems keeping pace with technological changes and evolving industry standards, it may impair our success with the provision of related services, increase our costs or delay or decrease revenue and profits and therefore hinder recovery of any significant capital investments in such services, as well as our growth.
The international economic environment could cause our business to decline.
Our operations are subject to macro-economic and political risks that are outside of our control. The current macro-economic environment is volatile, and recent levels of instability in global markets has contributed to the challenging global economic environment in which we operate. As future developments are dependent upon a number of political and economic factors, we cannot accurately predict how long challenging conditions will exist or the extent to which the markets in which we operate may deteriorate. Unfavorable economic conditions may impact a significant number of our current and potential customers’ spending patterns, in terms of both the products they subscribe for and usage levels. As a result, it may be more difficult for us to attract new customers, more likely that customers will downgrade or disconnect their services and more difficult for us to maintain ARPUs at existing levels. A difficult international economic environment and any future downturns in the economies of markets in which we operate or may operate in the future, including as a result of the recent tariff disputes between the United States and China, or such downturns in the international economic environment in general could also increase our costs (for example, by precipitating higher levels of taxation), prevent us from executing our strategies, hurt our liquidity, or impair our ability to take advantage of future opportunities, to respond to competitive pressures, to refinance existing indebtedness or to meet unexpected financial requirements, all of which could harm our business, financial condition, results of operations, cash flows or prospects.
Our financial performance may be affected by ongoing issues in the European Union relating to risks of deflation, sovereign debt levels, the suitability and stability of the euro, including the withdrawal of the United Kingdom from the European Union. Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period during which it will continue its ongoing and complex negotiations with the European Union relating to the future trading relationship between the parties.

Significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal.
As a result of the coronavirus or other similar outbreaks or adverse public health developments, our operations, and those of our customers and suppliers, may experience delays or disruptions, such as difficulty obtaining components and temporary suspension of operations. In addition, our financial condition and results of operations could be adversely affected to the extent that coronavirus or any other epidemic or outbreak harms the economies in which we operate. Furthermore, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect our operating results. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, share price and cost of capital.

As a global telecommunications company with operations in multiple markets, we may be adversely affected by a broad range of adverse economic developments specific to a particular market in which we operate. For example, our operations in Pakistan may be impaired by the July 2018 listings by the European Union and the Financial Action Task Force of Pakistan as a “high risk third country” and a jurisdiction requiring monitoring for strategic anti-money laundering and counter-terrorist financing deficiencies. Since July 2018, the Financial Action Task Force has continued to vote to keep Pakistan on the list of jurisdictions requiring monitoring, with its last vote in February 2020.
International economic sanctions and export controls may also adversely affect our ability to operate. In anticipation of the United Kingdom leaving the European Union, the United Kingdom created a new sanctions enforcement agency, the Office of Financial Sanctions Implementation (“OFSI”). In October 2019, OFSI announced a fine against a telecommunications carrier for violations of U.K. sanctions. Also, in the U.S., Congress enacted the Export Controls Act of 2018 (“ECA”) with the principal purpose to enhance protection of U.S. technology resources by imposing greater restrictions on the transfer to non-U.S. individuals and companies, particularly through exports to China, of certain key foundational and emerging technologies and cyber-security considered critical to U.S. national security. The ECA has broadened the scope of U.S. export controls policy to protect a wider range of national security interests, including telecommunications technology, against perceived challenges presented by China. In 2019, the U.S. added Huawei Technologies Co., Ltd and several other Chinese technology and telecommunications companies to its export controls “Entity List”, which restricts what U.S. technology, equipment or software can be exported, re-exported or transferred to listed companies.

In Russia, the impact of economic sanctions and the significant devaluation of the Russian ruble, have negatively impacted the Russian economy and economic outlook, and may also negatively impact our ability to raise external financing. Our operations may also be adversely affected by potential future sanctions by the United States targeting Russia, fueled by broader foreign policy considerations. Throughout 2019, the United States launched stronger sanctions against Russia designed to address increased tensions in foreign conflicts (e.g., in Syria and Venezuela), proliferation of chemical and biological weapons, tensions related to alleged election interference and Russia’s involvement in European energy flows. The United States included sanctions from the Protecting Europe’s Energy Security Act of 2019 in the 2020 National Defense Authorization Act (“NDAA”), which threatens asset freezes against companies involved in building the Russian natural gas pipelines to Europe: North Stream 2 and TurkStream. In addition, the U.S. Congress previously introduced the Defending Elections from Threats by Establishing Redlines Act (the “DETER ACT”) of 2018, the Defending American Security from Kremlin Aggression Act (“DASKAA”), and other bills like it that would impose sanctions on a range of Russian persons and entities, including banks, energy companies, defense companies and entities in the intelligence sector, state-owned enterprises, Russian energy projects and sovereign debt, oligarchs, and senior government officials. We could be materially adversely impacted by the imposition of further sanctions. Further confrontation in Ukraine and any escalation of tensions between Russia and the United States and/or the European Union related to the imposition of further sanctions, or continued uncertainty regarding the scope thereof, could have a prolonged adverse impact on the Russian economy. These impacts could be more severe than those experienced to date. In particular, should either the United States or the European Union expand their respective sanctions to include our suppliers or other counterparties, such an expansion could result in substantial legal and other compliance costs and risks on our business operations and could have a material adverse impact on our business, financial condition, results of operations or prospects. If further restrictions are levied on Russian banks, our existing and future Russian ruble loans could be blocked and may require a change in our repayment terms. The sanctions imposed by the United States and the European Union in connection with the Ukraine crisis so far have had an adverse effect on the Russian economy. Tensions between Russia, the European Union and the United States have further increased recently, and there can be no assurance that the governments of the European Union and United States or other countries will not impose further sanctions on Russia. For more on sanctions affecting Russia and how they may affect our operations, see Geopolitical Risks - “Our operations may be adversely affected by ongoing developments in Russia and Ukraine” and Exhibit 99.2 - Regulation of Telecommunications - Sanctions Regimes.

Deterioration of macro-economic conditions in the countries in which we operate may also have certain accounting ramifications. For example, a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill. In addition, the possible consequences of a financial and economic crisis related to, in particular, customer behavior, the reactions of our competitors in terms of offers and pricing or their responses to new entrants, regulatory adjustments in relation to reductions in consumer prices and our ability to adjust costs and investments in keeping with possible changes in revenue, may adversely affect our forecasts and lead to a write-down of tangible and intangible assets. A write-down recorded for tangible and intangible assets lowering their book values could impact certain covenants and provisions under our debt agreements, which could result in a deterioration of our financial condition, results of operations or cash flows. For further information on the impairment of tangible and intangible assets and recoverable amounts (particularly key assumptions and sensitivities), see Note 11 - Impairment of Assets to our Audited Consolidated Financial Statements. For a discussion of the risks associated with the market where we operate, see Geopolitical Risks - “Investors in emerging markets, where our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks as well as risks related to fluctuations in the global economy.”
Liquidity and Capital Risks
Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital.
We have substantial amounts of indebtedness and debt service obligations. As of December 31, 2019, the outstanding principal amount of our external debt for bonds, bank loans, and other borrowings amounted to approximately US$7.5 billion. In addition to these borrowings, we also have lease liabilities amounting to US$2.1 billion. For more information regarding our outstanding indebtedness and debt agreements, see Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness.
Agreements under which we borrow funds contain obligations, which include covenants or provisions that impose on us certain operating and financial restrictions. Some of these covenants relate to our financial performance or financial condition, such as levels or ratios of earnings, debt, equity and assets and may prevent us or our subsidiaries from incurring additional debt. Failure to comply with these covenants or provisions may result in a default, which could increase the cost of securing additional capital, lead to accelerated repayment of our indebtedness or result in the loss of any assets that secure the defaulted indebtedness or to which our creditors otherwise have recourse. Such a default or acceleration of the obligations under one or more of these agreements (including as a result of cross-default or cross-acceleration) could have a material adverse effect on our business, financial condition, results of operations or prospects, and in particular on our liquidity and our shareholders’ equity. In addition, covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations. For a discussion of agreements under which we borrow funds, see Note 15 — Investments, Debt and Derivatives to our Audited Consolidated Financial Statements.
Aside from the risk of default, given our substantial amounts of indebtedness and the limits imposed by our debt obligations, our business could suffer significant negative consequences such as the need to dedicate a substantial portion of our cash flows from operations to repayment of our debt, thereby reducing funds available for paying dividends, working capital, capital expenditures, acquisitions, joint ventures and other purposes necessary for us to maintain our competitive position, flexibility and resiliency in the face of general adverse economic or industry conditions.
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
Our ability to raise additional capital, and the cost of raising additional capital, may also be affected by any downgrade of our credit ratings, which may happen for reasons outside our control and could materially harm our business, financial condition, results of operations and prospects. In addition, economic sanctions which may be imposed in the future by the United States, the United Nations, the European Union, or other countries or organizations, including in connection with developments in Russia and Ukraine, may also negatively affect our existing financing and our ability to secure future external financing, particularly if the sanctions are broadened. For more information on the sanctions imposed against Russia and Ukraine, see Exhibit 99.2 — Regulation of Telecommunications — Sanctions Regimes. Furthermore, the potential elimination of the LIBOR benchmark or any other benchmark, changes in the manner of administration of any benchmark, or actions by regulators or law enforcement agencies could result in changes to the manner in which EURIBOR or LIBOR is determined, which could require an adjustment to the terms and conditions, or result in other consequences, in respect of any of our current or future debt linked to such benchmark.
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
A change in control of VEON Ltd. could harm our financial condition and business.
Our financing agreements across the VEON group generally have “change of control” provisions that may require us to make a prepayment if a person or group of persons (with limited exclusions) acquire beneficial or legal ownership of or control over more than 50.0% of our share capital. If such a change of control provision is triggered and we fail to agree necessary amendments to our bond and loan documentation and then fail to make any required prepayment, it could trigger cross-default or cross-acceleration provisions of our other financing agreements, which could lead to our obligations being declared immediately due and payable. A change of control could also impact other contracts and relationships with third parties and may require a renegotiation or reorganization of certain contracts or undertakings. This could harm our business, financial condition, results of operations, cash flows or prospects.
Operational Risks
Our strategic initiatives may not be successfully implemented and the benefits we expect to achieve may not be realized.
We continue to transform our business with the aim of improving our operations across all markets in which we operate. This transformation is working to expand our growth opportunities beyond traditional voice and access data provision into new digitally-enabled services. We are also developing new IT capabilities, including local platforms that enable our customers to manage their accounts and services independently (“self-care”), digital applications (e.g. TV, music, financial services), billing systems, customer relationship management systems, enterprise resource management systems, human capital management systems and enterprise performance management systems; and reducing and simplifying our IT cost base. There can be no assurance that this strategy will generate the results we expect. We may experience implementation issues due to a lack of coordination or cooperation with our operating companies or third parties, significant change in key personnel or otherwise encounter unforeseen issues, such as technological limitations, regulatory constraints or lack of customer engagement, which could frustrate our expectations regarding cost-optimization and process redesign or otherwise delay or hinder execution of these initiatives. As a result, these directional improvements may not be successful, which could adversely affect our business, financial condition, results of operations, cash flows or prospects.
As a holding company, VEON Ltd. depends on the performance of its subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd. and may therefore be affected by a variety of local legal or regulatory changes, including changes in exchange controls and currency restrictions in the countries in which its subsidiaries operate.
VEON Ltd. is a holding company and does not conduct any revenue-generating business operations of its own. Its principal assets are the direct and indirect equity interests it owns in its operating subsidiaries, and thus VEON Ltd. depends on cash dividends, distributions, loans or other transfers received from its subsidiaries to make dividend payments to its shareholders, including holders of ADSs and ordinary shares, and to meet other obligations. The ability of its subsidiaries to pay dividends and make other transfers to VEON Ltd. depends on the success of their businesses and is not guaranteed.
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
The ability of VEON Ltd.’s subsidiaries to pay dividends and make payments or loans to VEON Ltd., and to guarantee the VEON group’s debt, will depend on their operating results and may be restricted by applicable corporate, tax and other laws and regulations, including restrictions on dividends, limitations on repatriation of cash and earnings and on the making of loans and repayment of debts, monetary transfer restrictions, covenants in debt agreements, and foreign currency exchange and related restrictions in certain agreements or certain jurisdictions in which VEON Ltd.’s subsidiaries operate or both. For more information on the legal and regulatory risks associated with our markets, see Regulatory, Compliance and Legal Risks — “We operate in uncertain judicial and regulatory environments.”
For more information on the restrictions on dividend payments, see Geopolitical Risks — “The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in these countries with which we can conduct business and currency control requirements restrict activities in certain markets in which we have operations.”
Initiatives to merge with or acquire other companies or businesses, divest our companies, businesses or assets or to otherwise invest in or form strategic partnerships with third parties may divert management attention and resources away from our underlying business operations, and such efforts may not yield the benefits that were expected, or subject us to additional liabilities and higher costs from integration efforts or otherwise.
We seek from time to time to merge with or acquire other companies or businesses, divest our companies or businesses or form strategic partnerships through investments, the formation of joint ventures or otherwise, for various strategic reasons, including to: simplify our corporate structure; pursue optimal competitive positions in markets in which we have operations; divest certain operations, business lines or assets, including infrastructure assets; acquire more frequency spectrum; acquire new technologies and service capabilities; share our networks or infrastructure; add new customers; increase market penetration; expand into new or enhance “non-telecommunications” services such as digital financial services, banking or digital content; and expand into new markets.
Our ability to implement successful mergers, acquisitions, strategic partnerships or investments depends upon our ability to identify, evaluate, negotiate the terms of, complete and integrate suitable businesses and to obtain any necessary financing and the prior approval of any relevant regulatory bodies. These efforts could divert the attention of our management and key personnel from our underlying business operations. Following any such merger, acquisition, strategic partnerships or investment or failure of any such transaction to materialize (including any such failure caused by regulatory or third-party challenges), we may experience:

•	difficulties in realizing expected synergies and investment returns from acquired companies, joint ventures, investments or other forms of strategic partnerships;

•	unsuccessful integration of personnel, products, property and technologies into our existing business;

•	higher or unforeseen costs of integration or capital expenditure (including the time and resources of our personnel required to successfully integrate any combined businesses);

•
difficulties relating to the acquired or formed companies’ or our partnerships’ compliance with telecommunications or other regulatory licenses and permissions, compliance with laws, regulations and contractual obligations, ability to obtain and maintain favorable interconnect terms, frequencies and numbering capacity and ability to protect our intellectual property;

•	adverse market reactions stemming from competitive and other pressures;

•	difficulties in retaining key employees of the merged or acquired business or strategic partnerships who are necessary to manage the relevant businesses;

•	difficulties in maintaining uniform standards, controls, procedures and policies throughout our businesses;

•	risks related to loss of full control of a merged business, or not having the ability to adequately control and manage an acquired business, strategic partnership or investment;

•
risks that different geographic regions present, such as currency exchange risks, competition, regulatory, political, economic and social developments, which may, among other things, restrict our ability to successfully capitalize on our acquisition, merger, joint venture or investment;

•	adverse customer reaction to the business acquisition or combination; and

•	increased liability and exposure to contingencies that we did not contemplate at the time of the merger, acquisition, strategic partnership or investment, including tax liabilities.

In addition, a merger, acquisition, strategic partnership or investment could materially impair our operating results by causing us to incur debt or requiring us to amortize merger or acquisition expenses and merged or acquired assets. We may not be able to assess ongoing profitability and identify all actual or potential liabilities or issues of a business prior to a merger, acquisition, strategic partnership or investment. If we merge with, acquire, form strategic partnerships with, or invest in businesses or assets and it results in assuming unforeseen liabilities or we have not obtained contractual protections or such protection is not available, our business, financial condition, results of operations, cash flows or prospects could be adversely affected. As we investigate industry consolidation, our risks may increase. Our integration and consolidation of such businesses may also lead to changes in our operational efficiencies or structure. For more information about our recent transactions, see Note 10 - Significant Transactions to our Audited Consolidated Financial Statements.
From time to time, we may seek to divest some of our businesses, including divestitures of operations in certain markets, infrastructure or business lines, but such divestitures may take longer than anticipated or may not happen at all. If these or other divestitures do not occur, close later than expected or do not deliver expected benefits, this may result in decreased cash proceeds to the group and continued operations of non-core businesses that divert the attention of our management. Our success with any divestiture is dependent on effectively and efficiently separating the divested asset or business and reducing or eliminating associated overhead costs which may prove difficult or costly for us. There could also be transitional or business continuity risks or both associated with these divestitures that may impact our service levels and business targets. Further, in some cases, we may agree to indemnify acquiring parties for certain liabilities arising from our former businesses. Failure to successfully implement or complete a divestiture could materially harm our business, financial condition, results of operations, cash flows or prospects.
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
We do not always have a controlling stake in our affiliated companies and even when we do, our actions with respect to these affiliated companies may be restricted to some degree by shareholders’ agreements entered into with our strategic partners. In addition, our ability to withdraw funds and dividends from these entities may depend on the consent of partners. If disagreements develop with our partners, or any existing disagreements are exacerbated, our business, financial condition, results of operations, cash flows or prospects may be harmed.
For example, in Algeria, our partner can acquire the shares held by GTH at fair market value in various circumstances (including, generally, change in VEON’s indirect control of OTA, insolvency of GTH or VEON or material breach of the shareholders’ agreement by GTH), as well as under call option arrangements exercisable solely at its discretion between October 1, 2021 and December 31, 2021. Concurrently, GTH has a right to require our partner in Algeria to acquire its shares in various circumstances (including, generally, change of control of the Algerian National Investment Fund, material breach of the shareholders’ agreement by the Algerian National Investment Fund, loss of VEON’s ability to consolidate OTA, the taking of certain actions in Algeria against GTH or OTA, failure by OTA to pay a minimum dividend or imposition of certain tax assessments), as well as under put option arrangements exercisable solely at its discretion between July 1, 2021 and September 30, 2021. Additionally, in Pakistan, we can potentially acquire (and our partner could require us to acquire) the shares held by our partner in PMCL at fair market value with effect from July 1, 2020 (our partner has no corresponding right to acquire our shares).
If one of our strategic partners becomes subject to investigation, sanctions or liability, or does not act in accordance with our standards, we might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased possibility of a partner defaulting on obligations or losing a partner with important insights in that region.
If any of the above circumstances occur, or we otherwise determine that a partnership or joint venture is no longer yielding the benefits we expect to achieve, we may decide to unwind such initiative, which may result in significant transaction costs or an inferior outcome than was expected when we entered into such partnership or joint venture.
We depend on third parties for certain services and equipment, infrastructure and other products important to our business.
We rely on third parties to provide services and products important for our operations. We currently purchase the majority of our network-related equipment from a core number of suppliers, principally Ericsson, ZTE, Huawei, Nokia Solutions and Networks, and Cisco Systems. The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of switching equipment, radio access network solutions, base stations and other services and products on a timely basis. From time to time, we have experienced delays in receiving equipment, installation of equipment, and maintenance services.
Our business could be materially impacted by disruptions to our core suppliers’ businesses or supply chains, due to developments such as significant geopolitical events, changes in law or regulation, public health issues (such as the coronavirus), and export and re-export restrictions on our and our suppliers’ ability to procure goods, software or technology necessary for the service, production and satisfactory delivery of the supplies, support services, and equipment that we source from them. For example, in April 2018, the U.S. Department of Commerce issued, under the U.S. Export Administration Regulations (“EAR”), a Denial Order to ZTE, an important third-party supplier, which prohibited, among other things, exports and re-exports of U.S. goods, software or technology to and from ZTE, and restricted, over the period of the Denial Order, our ability to receive certain services and products from ZTE, each of which could have led to service degradation and disruptions in certain markets. Only after ZTE entered into a settlement agreement and paid a civil penalty of $1 billion dollars to U.S. authorities in July 2018, was the Denial Order terminated and restrictions on ZTE lifted. ZTE still faces a series of stringent requirements including the appointment of a compliance monitor for a period of at least 10 years. During the Denial Order period, we had to replace or transition certain services and products to other core suppliers. Also, in May and August 2019, the U.S. Department of Commerce added Huawei and 114 of its affiliates to its “Entity List”, prohibiting companies globally from directly or indirectly exporting, re-exporting or transferring (in-country) all items subject to the EAR to Huawei and procuring items from Huawei when they know or have reason to know that the items were originally procured by Huawei in violation of the EAR. The U.S. Department of Commerce also issued a Temporary General License which authorizes, upon certain conditions, exports, re-exports and transfers of certain items to Huawei which would have otherwise been prohibited by Entity List restrictions. Further restrictions on Huawei could potentially have a material adverse impact on our operations in certain markets where we are reliant on Huawei equipment or services. Specifically, any restriction on Huawei’s ability to deliver equipment or services, or on our ability to receive such equipment or services, could adversely impact our business, the operation of our networks and our ability to comply with the terms of our operating licenses and local laws and regulations.

We have and may continue to outsource all or a portion of construction, maintenance services, IT infrastructure hosting and network capabilities in certain markets in which we operate. For example, our digital stacks and data management platforms are dependent on third parties. We have also partially implemented outsourcing initiatives in a number of markets including Russia and Kazakhstan. For more information on such initiatives, see Item 4.D - Property, Plants and Equipment. Our business could be materially harmed if our agreements with third parties were to terminate, if our partners experience certain negative developments (financial, legal, regulatory or otherwise), or a dispute between us and such parties occurs, causing the parties to no longer be able to deliver the required services on a timely basis or at all or otherwise fulfill their obligations under our agreements with them. If such events occur, we may attempt to renegotiate the terms of such agreements with the third parties. For example, in February 2019, we entered into a revised agreement with Ericsson to upgrade core IT systems in several countries with new digital business support systems (DBSS). For more information on this revised agreement, see Item 4.B - Business Overview - Information Technology. There can be no assurance that the terms of such amended agreements will be more favorable to us than those of the original agreements. For more information, see Item 4.D — Property, Plants and Equipment. As a result, the implementation of such initiatives, including our digital stacks and data management platforms, is dependent on third parties.
We also depend on third parties, including software providers and service providers, for our day-to-day business operations. For example, we rely on roaming partners to provide services to our customers while they are outside the countries in which we operate and on interconnect providers to complete calls that originate on our networks but terminate outside our networks, or that originate outside our networks and terminate on our networks. Certain roaming partners have been targeted by sanctions restrictions which has required us to conduct further diligence on certain partners and change or terminate certain roaming relationships. We also rely on handset providers to provide the equipment used on our networks. Many of our mobile products and services are sold to customers through third party channels. These third-party retailers, agents and dealers that we use to distribute and sell products are not under our control and may stop distributing or selling our products at any time or may more actively promote the products and services of our competitors. Should this occur with particularly important retailers, agents or dealers, we may face difficulty in finding new retailers, sales agents or dealers that can generate the same level of revenue. Any negative developments regarding the third parties on which we depend could materially harm our business, financial condition, results of operations, cash flows or prospects.
The telecommunications industry is highly capital intensive and requires substantial and ongoing expenditures of capital.
The telecommunications industry is highly capital intensive. Our success depends to a significant degree on our ability to keep pace with new developments in technology, to develop and market innovative products and to update our facilities and process technology, which will require additional capital expenditures in the future. The amount and timing of our capital requirements will depend on many factors, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, the status and timing of competitive developments, and certain regulatory requirements.
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
Cyber-attacks and other cybersecurity threats may lead to compromised or inaccessible telecommunications, digital and financial services and/or leaks or unauthorized processing of confidential information, and perceptions of such threats may cause customers to lose confidence in our services.
Our operations and business continuity depend on how well we protect and maintain our network equipment, information technology (“IT”) systems and other assets. Due to the nature of the services we offer across our geographical footprint, we are exposed to cybersecurity threats that could negatively impact our business activities through service degradation, alteration or disruption. Cybersecurity threats could also lead to the compromise of our physical assets dedicated to processing or storing customer and employee information, financial data and strategic business information, exposing this information to possible leakage, unauthorized dissemination and loss of confidentiality. These events could result in reputational harm, lawsuits against us by customers, employees or other third parties, violations of data protection and telecommunications laws, adverse actions by telecommunications regulators and other authorities, an inability to operate our digital services or our wireless or fixed-line networks, loss of revenue from business interruption, loss of market share or significant additional costs. In addition, the potential liabilities associated with these events could exceed the cyber insurance coverage we maintain and certain violations of data protection and telecommunications laws (including as a result of data leakage) are administrative or criminal offenses in some countries, and can result in suspension of operating licenses, imprisonment or fines for the entity and/or the individuals involved.
Although we devote significant resources to the development and improvement of our IT and security systems, we are and will continue to remain vulnerable to cyber-attacks and other cybersecurity threats that could lead to compromised or inaccessible telecommunications, digital and financial services and/or leaks or unauthorized processing of confidential information, including customer information. Our systems are vulnerable to harmful viruses and the spread of malicious software that could compromise the confidentiality, integrity or availability of technology assets. In addition, unauthorized users or hackers may access and process the customer and business information we hold, or authorized users may improperly process such data. Such risks are inherent in our business operations and we will never be able to fully insulate ourselves from these risks. Our systems will remain vulnerable to attacks by third parties who are able to thwart the safeguards we have in place with tactics that are unforeseen or prove to be too sophisticated. Moreover, we may experience cyber-attacks and IT and network failures and outrages due to factors under our control, such as malfunction of technology assets or services caused by obsolescence, wear or defects in design or manufacturing, faults during standard or extraordinary maintenance procedures, unforeseen absence of key personnel, and the inability to protect our systems from phishing attacks.
From time to time, we have experienced cyber-attacks of varying degrees to gain access to our computer systems and networks. As of the date of this Annual Report on Form 20-F, we have suffered various cybersecurity incidents, including WannaCry and NotPetya attacks, which targeted our internal infrastructure but were contained by our response teams and generated limited or negligible impacts. In addition, we have identified unauthorized access to some of our network systems, possibly with the intention to capture information or manipulate the communications. Although we found no evidence that any such capture or manipulation was performed, we cannot guarantee that they did not take place, that all such attempts will be successfully thwarted in the future or that the impact of such attempts, if successful, would not be material to our business. We have also experienced an incident in which a subsidiary’s collection of fixed-line customer information containing historical personal data was publicly leaked. Such incidents may reoccur and be more significant in the future. There is also a possibility that we are not currently aware of certain undisclosed vulnerabilities in our IT systems and other assets. In such an event, hackers or other cybercrime groups may exploit such vulnerabilities or may be able to cause harm more quickly than we are able to mitigate (zero-day exploits).
Our business is also subject to disruption by computer malware or other technical or operational issues. While we have implemented a cyber-security strategy for mitigating these risks, we cannot be sure that our network and information technology systems will not be subject to such issues, or, if they are, that we will be able to maintain the integrity of our customers’ and employees’ data or that malware or other technical or operational issues will not disrupt our network or systems and cause significant harm to our operations. For example, in recent years, we have experienced infections by malware, advanced persistent threats, and network service interruptions during installations of new software. In some regions, our equipment for the provision of mobile services resides in a limited number of locations or buildings. Disruption to the security or operation of these locations or buildings could result in disruption of our mobile services in those regions. Moreover, the implementation of our transformation strategies may result in under-investments or failures in internal business processes, which may in turn result in greater vulnerability to technical or operational issues, including harm from failure to detect malware.
If our services are affected by such attacks and malware and this degrades our services, our products and services may be perceived as being vulnerable to cyber risk and the integrity of our data protection systems may be questioned. As a result, users and customers may curtail or stop using our products and services, and we may incur litigation exposure, regulatory fines, penalties, reimbursement or other compensatory costs.
Our equipment and systems are subject to disruption and failure for various reasons which could cause us to lose customers, limit our growth, violate our licenses or reduce the confidence of our customers in our ability to securely hold their personal data.
Our business depends on providing customers with reliability, capacity and security. Our technological infrastructure is vulnerable to damage or disruptions from other events, including natural disasters, military conflicts, power outages, terrorist acts, riots, government shutdown orders, changes in government regulation, equipment or system failures or an inability to access or operate such equipment or systems, human error or intentional wrongdoings, such as breaches of our network, cyber-attacks or any other types of information technology security threats. For example, we may experience network or technology failures or a leak or unauthorized processing of confidential customer data if our technology assets are altered, damaged, destroyed or misused, by employees, third parties or users, either intentionally or due to human error. In addition, as we operate in countries which may have an increased threat of terrorism and military conflict, incidents on or near our premises, equipment or points of sale could result in causalities, property damage, business interruption, legal liability and damage to our brand or reputation.
Interruptions of services could harm our reputation and reduce the confidence of our customers to hold their personal data, and consequently impair our ability to obtain and retain customers and could lead to a violation of the terms of our licenses, each of which could materially harm our business. In addition, the potential liabilities associated with these events could exceed the business interruption insurance we maintain.
Our ability to profitably provide telecommunications services depends in part on the terms of our interconnection agreements and access to third-party owned infrastructure and networks.
Our ability to secure and maintain interconnection agreements with other wireless and local, domestic and international fixed-line operators on cost-effective terms is critical to the economic viability of our operations. Our ability to secure and maintain interconnection agreements with other wireless and local, domestic and international fixed-line operators and, upon access to infrastructure, networks and connections that are owned or controlled by third parties, on cost-effective terms is critical to the economic viability of our operations. The countries in which we operate have a limited number of international cable connections providing access to internet, data service and call interconnection. Outages, disconnections or restrictions to access affecting these international connections can have a significant impact on our ability to offer services and data connectivity to our customers. Interconnection is required to complete calls that originate on our respective networks but terminate outside our respective networks, or that originate from outside our respective networks and terminate on our respective networks. In certain jurisdictions in which we operate, the relevant regulator sets mobile termination rates (“MTRs”). If any such regulator sets MTRs that are lower for us than the MTRs of our competitors, our interconnection costs may be higher and our interconnection revenues may be lower, relative to our competitors. For example, in 2017 in Algeria the regulator set MTRs that were lower for our subsidiary Optimum Telecom Algeria S.p.A. than for one of its competitors. MTR symmetry was introduced in November 2018, and MTR asymmetry was subsequently re-introduced in October 2019. A significant increase in our interconnection costs, or decrease in our interconnection rates, as a result of new regulations, commercial decisions by other fixed-line operators, increased inflation rates in the countries in which we operate or a lack of available line capacity for interconnection could harm our ability to provide services, which could in turn harm our business, financial condition, results of operations, cash flows or prospects. For more information on our interconnection agreements, see Item 4.B — Business Overview.
Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our intellectual property rights will be adequate.
We regard our copyrights, service marks, trademarks, trade names, trade secrets, know-how and similar intellectual property, including our rights to certain domain names, as important to our continued success. For example, our widely recognized logos, such as “VEON”, “Beeline” (Russia, Kazakhstan, Uzbekistan, Armenia, Georgia and Kyrgyzstan), “Kyivstar” (Ukraine),

“Jazz” (Pakistan), “Djezzy” (Algeria) and “banglalink” (Bangladesh), have played an important role in building brand awareness for our services and products. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult.
We are in the process of registering, and maintaining and defending the registration of, the VEON name and logo as trademarks in the jurisdictions in which we operate and other key territories, along with our other key trademarks and tradenames, logos and designs. As of the date of this Annual Report on Form 20-F, we have achieved registration of the VEON name in thirteen of the seventeen jurisdictions sought (although in only certain classes in the European Union), with the remaining four pending. With respect to the logo, we have achieved registration in thirteen of the seventeen jurisdictions sought (although in only certain classes in the European Union and Bermuda), with the remaining four pending. The timeline and process required to obtain trademark registration can vary widely between jurisdictions.
As we continue our investment into a growing ecosystem of local digital services, we will need to ensure that we have adequate legal rights to the ownership or use of necessary source code, content, and other intellectual property rights associated with our systems, products and services. For example, a number of platforms and non-connectivity services offered by VEON and its operations are developed using source code created in conjunction with third parties. We rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology and software, access to and use of source code and other necessary intellectual property. Third parties may infringe or misappropriate our intellectual property. As the number of convergent product offerings, such as JazzCash or Beeline TV, and overlapping product functions increase, the possibility of intellectual property infringement claims against us may increase. Any such litigation may result in substantial costs and diversion of resources, and adverse litigation outcomes could harm our business, financial condition, results of operations, cash flows or prospects. We may have to litigate to enforce and protect our copyrights, trademarks, trade names, trade secrets and know-how or to determine their scope, validity or enforceability. In that event, we may be required to incur significant costs, and our efforts may not prove successful. The inability to secure or protect our intellectual property assets could have a material adverse effect on our business and our ability to compete.
In addition, new intellectual property laws or regulations may require us to invest substantial resources or may be unclear. Current and new intellectual property laws may affect the ability of companies, including us, to protect their innovations and defend against claims of intellectual property rights infringement. The costs of compliance with these laws and regulations are high and are likely to increase in the future.  Claims have been, or may be threatened and/or filed against us for intellectual property infringement based on the nature and content in our products and services, or content generated by our users.
We depend on our senior management and highly skilled personnel, and, if we are unable to retain or motivate key personnel, hire qualified personnel, or implement our strategic goals or corporate culture through our personnel, we may not be able to maintain our competitive position or to implement our business strategy.
Our performance and ability to maintain our competitive position and to implement our business strategy is dependent in certain important respects on our global senior management team, highly skilled personnel and their level of continuity. In the markets in which we operate, competition for qualified personnel with relevant expertise is intense. There is sometimes limited availability of individuals with the requisite knowledge of the telecommunications industry, the relevant experience and, in the case of expatriates, the ability or willingness to accept work assignments in certain of the jurisdictions in which we operate. We have experienced certain changes in key management positions in recent years.
The loss of any key personnel or an inability to attract, train, retain and motivate qualified members of senior management or highly skilled personnel could have an adverse impact on our ability to compete and to implement new business models and could harm our business, financial condition, results of operations, cash flows or prospects. In addition, we may not succeed in instilling our corporate culture and values in new or existing employees, which could delay or hamper the implementation of our strategic priorities, or our compensation schemes may not always be successful in attracting new qualified employees and retaining and motivating our existing employees.
Our success is also dependent on our personnel’s ability to adapt to rapidly changing environments and to perform in pace with our continuous innovations and industry developments. Although we devote significant attention to recruiting and training, there can be no assurance that our existing personnel will successfully be able to adapt to and support our strategic priorities. There is also a possibility that we are unable to attract qualified individuals with the requisite skills to implement our digital initiatives or other business strategies.

We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services, and are subject to risk that government action results in requiring us to transfer our existing spectrum allocations.
To establish and commercially launch mobile and fixed wireless telecommunications networks, we need to receive frequency allocations for bandwidths within the frequency bands in the regions in which we operate. The availability of spectrum is limited, closely regulated and can be expensive, and we may not be able to obtain it from the regulator or third parties at all or at a price that we deem to be commercially acceptable given competitive conditions or without the imposition of certain service obligations, which could be burdensome. There are a limited number of frequencies available for mobile operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate frequency allocation in each such market in order to maintain and expand our customer base. In the past, we have experienced difficulties in obtaining adequate frequency allocation in some of the markets in which we operate. For instance, in Russia, we have previously been unable to obtain frequency allocations in an assigned frequency band for LTE network development and, in Bangladesh, while we are currently one of the largest operators, we until recently held a disproportionately small amount of the frequency spectrum. In addition, frequency allocations may be issued for periods that are shorter than the terms of our licenses, and such allocations may not be renewed in a timely manner, or at all.
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
We may also be subject to increases in fee payments for frequency allocations under the terms of some of our licenses or to obtain new licenses.
Legislation in many countries in which we operate, including Russia and Pakistan, requires that we make payments for frequency spectrum usage. As a whole, the fees for all available frequency assignments, as well as allotted frequency bands for different mobile communications technologies, have been significant. For example, in Pakistan, the PTA issued a license renewal decision on July 22, 2019 requiring payment of an aggregate price of approximately US$450 million, a price which we are currently disputing in the Islamabad High Court. Any significant increase in the fees payable for the frequencies that we use or for additional frequencies that we need could have a negative effect on our financial results. We expect that the fees we pay for radio-frequency spectrum, including radio-frequency spectrum renewals, could substantially increase in some or all of the countries in which we operate, and any such increase could harm our business, financial condition, results of operations, cash flows or prospects.
If our frequency allocations are limited, we are unable to renew our frequency allocations or obtain new frequencies to allow us to provide mobile or fixed wireless services on a commercially feasible basis, our network capacity and our ability to provide these services would be constrained and our ability to expand would be limited, which could harm our business, financial condition, results of operations, cash flows or prospects.
Regulatory, Compliance and Legal Risks
New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.
We are subject to a variety of national and local laws and regulations in the countries in which we do business. These laws and regulations apply to many aspects of our business. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages, including the revocation of our licenses. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards, additional obligations or more stringent laws or regulations, including revision in regulations for license and frequency allocation and changes in foreign policy or trade restrictions and regulations (such as those resulting from recent tariff disputes between the United States and China) could have an adverse impact on our business, financial condition, results of operations and prospects.
For example, in some of the markets in which we operate, SIM verification and re-verification initiatives have been implemented. In Pakistan, our subsidiary was required to re-verify more than 38 million SIM cards in 2016, with operators blocking all SIM cards that could not be verified. This resulted in a loss of approximately 13% of its customer base. In addition, the Pakistan Prevention of Electronic Crimes Act of 2016 introduced sentencing and heavy fines for certain traditional marketing activities, thus directly impacting how we conduct our business. Similar actions may be contemplated or introduced in other markets in which we operate. In addition to customer losses, such requirements can result in claims from legitimate customers who are incorrectly blocked, fines, license suspensions and other liabilities for failure to comply with the requirements. To the extent re-verification and/or new verification requirements are imposed in the jurisdictions in which we operate, it could have an adverse impact on our business, financial condition, results of operations and prospects.
Many jurisdictions in which we operate have seen the adoption of data localization and protection laws that prohibit the collection of certain personal data through servers located outside of the respective jurisdictions. For example, in Russia, telecommunications operators are required to provide information to Russian investigative authorities and gradually install pre-approved equipment to ensure storage of metadata for three years and contents of communications for six months pursuant to Federal Law No 374-FZ (commonly referred to as the Yarovaya laws). Violation of these laws by an operator may result in fines, suspension of activities or license revocation. For more information on the Yarovaya laws, see “Anti-terror legislation passed in Russia and other jurisdictions could result in additional operating costs and capital expenditures and may harm our business.”
In some jurisdictions in which we operate legislation is being implemented to establish a legal framework for preventing cyber-attacks and protecting critical information infrastructure. For example, Russian telecommunications operators are obliged to take various measures to protect their information infrastructure, provide reliable data transmission channels and inform government agencies and partners about incidents on critical information infrastructure. In addition, Federal Law No. 90-FZ “On certain amendments to the Federal Law ‘On communications’ and Federal Law ‘On information, information technologies and information protection’” (commonly referred to as the RuNet law) was adopted in Russia in 2019. The RuNet law is aimed at the development of an autonomous system that can support the operation of the internet in Russia in the event of disconnection from the global network and allow the Russian government to centralize, control and restrict data traffic in case of certain emergencies as may be determined by the Russian authorities. The provisions of the RuNet law impose a number of obligations that aim to ensure the centralization and control over data traffic on a broad range of persons. Telecommunications operators, including us, are required to, among other things, install counter-threat equipment to be provided by the Russian authorities, participate in trainings and file certain notifications to the Russian authorities. We are in the process of ensuring compliance with these requirements. However, the application of the RuNet law may, among other things, reduce the data transfer speed significantly, adversely affect the functioning of our infrastructure and business operations, restrict the use of or result in interruption of certain services, and trigger material costs.

For a discussion of certain regulatory developments and trends and their impact on our business, see Exhibit 99.2 - Regulation of Telecommunications.
We operate in uncertain judicial and regulatory environments, which may result in unanticipated outcomes that harm our business.
In many of the emerging market countries where we operate, the application of the laws and regulations of any particular country is frequently unclear and may result in unpredictable outcomes, including:

•
restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for the use of changes to our frequency, receiving regulatory approvals of our tariffs plans and importing and certifying our equipment;

•
significant additional costs, including fines and penalties, operational burdens and other difficulties associated with not complying in a timely manner, or at all, with new or existing legislation or the terms of any notices or warnings received from the telecommunications and other regulatory authorities; and

•	adverse rulings or audit findings by courts or government authorities resulting from a change in interpretation or inconsistent application of existing law, each of which may cause delays in implementing our strategies and business plans and create a more challenging operating environment. If we are found to be involved in practices that do not comply with applicable laws or regulations, we may be exposed to significant fines, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, any of which could harm our business, financial condition, results of operations, cash flows or prospects.
We are, and may in the future be, involved in, associated with, or otherwise subject to legal liability in connection with disputes and litigation with regulators, competitors and third parties.
We are party to a number of lawsuits and other legal, regulatory or antitrust proceedings and commercial disputes, the final outcome of which is uncertain. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any disposition of, these or other proceedings, including any that may be asserted in the future, could harm our reputation and have an adverse impact on our business, financial condition, results of operations, cash flows or prospects. For more information on these disputes, see Note 8 - Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.
In addition, we currently host and provide a wide variety of services and products that enable users to engage in various online activities. The law relating to the liability of providers of these online services and products for the activities of their users is still unsettled in some jurisdictions. Claims may be threatened or brought against us for defamation, negligence, breaches of contract, copyright or trademark infringement, unfair competition, tort, including personal injury, fraud, or other grounds based on the nature and content of information that we use and store. In addition, we may be subject to domestic or international actions alleging that certain content we have generated, user-generated content or third-party content that we have made available within our services violates applicable law.
We may also be subject to claims concerning certain third-party products, services or content we provide by virtue of our involvement in marketing, branding, broadcasting, or providing access to them, even if we do not ourselves host, operate, provide, or provide access to, these products, services or content. Defense of any such actions could be costly and involve significant time and attention of our management and other resources, may result in monetary liabilities or penalties, and may require us to change our business in an adverse manner.
We may not be able to detect and prevent fraud or other misconduct by our employees, joint venture partners, representatives, agents, suppliers, customers or other third parties.
We may be exposed to fraud or other misconduct committed by our employees, joint venture partners, representatives, agents, suppliers, customers or other third parties that could subject us to litigation, financial losses and fines or penalties imposed by governmental authorities, and affect our reputation. Such misconduct could include, but is not limited to, misappropriating funds, conducting transactions that are outside of authorized limits, engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities, including in exchange for personal benefit or gain or otherwise not complying with applicable laws or our internal policies and procedures. The risk of fraud or other misconduct could increase as we expand certain areas of our business.
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
In addition to legal and financial liability, our reputation may be adversely impacted by association, action or inaction that is perceived by stakeholders or customers to be inappropriate or unethical and not in keeping with the group’s stated purposes and values. Reputational risk may arise in many different ways, including, but not limited to any real or perceived:

•	failure to act in good faith and in accordance with the group’s values, Code of Conduct, other policies, procedures, and internal standards;

•	failure to comply with applicable laws or regulations, or association, real or perceived, with illegal activity;

•	failures in corporate governance, management or systems;

•	association with controversial practices, customers, transactions, projects, countries or governments;

•
association with controversial business decisions, including but not limited to, those relating to existing or new products, delivery channels, promotions/advertising, acquisitions, representation, sourcing/supply chain relationships, locations, or treatment of financial transactions; or

•	association with poor employment or human rights practices.
Our Mobile Financial Services (“MFS”) and Digital Financial Services (“DFS”) offerings are complex and increase our exposure to fraud, money laundering and reputational risk.
MFS and DFS offerings are complex and subject to regulatory and compliance requirements. They may involve cash handling or other value transfers, exposing us to risk that our customers or business partners engage in fraudulent activities, money laundering or terrorism financing. Violations of anti-money laundering and counter-terrorist financing laws, know-your-customer rules, and customer name screening and monitoring requirements or other regulations on our MFS/DFS networks could have material adverse effects on our financial condition and results of operations and result in legal and financial liability or reputational damage. The regulations governing these services are evolving and, as they develop, regulations could become more onerous, impose additional controls, reporting or disclosure obligations, or limit our flexibility to rapidly deploy new products, which may limit our ability to provide our services efficiently or in the way originally envisioned.
In addition, as our MFS and DFS offerings require us to process personal consumer data (such as, consumer names, addresses, credit and debit card numbers and bank account details), we must comply with strict data privacy and consumer protection laws. For more information on risks associated with possible unauthorized disclosure of such personal data, see - “We collect and process sensitive customer data, and are therefore subject to an increasing amount of data privacy laws and regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations.”
Our MFS and DFS businesses also require us to maintain availability of our systems and platforms, and failure to maintain agreed levels of service availability or to reliably process our customers’ transactions due to performance, administrative or technical issues, system interruptions or other failures could result in a loss of revenue, violation of certain local banking regulations, payment of contractual or consequential damages, reputational harm, additional operating expenses to remediate any failures, or exposure to other losses and liabilities.
Mobilink Microfinance Bank Limited, a wholly owned subsidiary of the Company owned through Global Telecom Holding SAE, carries on a microfinance banking business and provides certain MFS, DFS and traditional banking services in Pakistan under license granted by the State Bank of Pakistan and is subject to regulation by the State Bank of Pakistan.  State Bank regulations and banking laws are subject to change from time to time, including with respect to capitalization requirements and Global Telecom Holding SAE may be required to increase the capitalization of Mobilink Bank from time to time and may be required to inject funds to cover any losses that the bank suffers.  Mobilink Bank’s activities may expose it or the group to a risk of liability under banking compliance laws, including, for example, anti-money laundering and counter-terrorist financing regulations.
Our majority stake in an Egyptian company may expose us to legal and political risk and reputational harm.
Our subsidiary in Egypt, Global Telecom Holding S.A.E. (“GTH”), is an Egyptian private company and is therefore subject to corresponding laws and regulations.
GTH is the holding company for our assets in Algeria and certain assets in Pakistan. We have experienced and expect to continue to experience the risk of unpredictable and adverse government action and severe delays in obtaining necessary government approvals stemming from the political and economic conditions in Egypt and the inconsistent and unpredictable application of laws and regulations. Furthermore, although GTH entered into a tax settlement agreement with the Egyptian tax authorities for certain historic periods, GTH may in the future be subject to significant unfounded or unfair tax claims for other tax periods, or under existing or new Egyptian tax law. For more information on tax claims of the Egyptian authorities, see Note 8 — Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.
We operate in a highly regulated industry and are subject to a large variety of laws and extensive regulatory requirements.
As a global telecommunications company, we are subject to different and occasionally conflicting laws and regulations in each of and between the jurisdictions in which we operate. Mobile, internet, fixed-line, voice, content and data markets generally are subject to extensive regulatory requirements, including strict licensing regimes, as well as antitrust and consumer protection regulations. Regulations may be especially strict in those countries in which we are considered to hold a significant market position (Ukraine, Pakistan and Uzbekistan), a dominant market position (Russia and Kazakhstan) or are considered a dominant company (Kyrgyzstan). The applicable rules are generally subject to different interpretations and the relevant authorities may challenge the positions that we take. As we expand certain areas of our business and provide new services, such as MFS, DFS, banking, digital content, other non-connectivity services, or value-added and internet-based services, we may be subject to additional laws and regulations. For more on risks related to MFS and DFS, see - "Our Mobile Financial Services ("MFS") and Digital Financial Services ("DFS") offerings are complex and increase our exposure to fraud, money laundering and reputational risk." Regulatory compliance may be costly and involve a significant expenditure of resources, thus negatively affecting our financial condition and results of operations.
Certain regulations may require us to reduce retail prices, roaming prices or mobile and/or fixed-line termination rates, require us to offer access to our network to other operators, or result in the imposition of fines if we fail to fulfill our service commitments. In some countries, we are required to obtain approval for offers and advertising campaigns, which can delay our marketing campaigns and require restructuring of business initiatives. We may also be required to obtain approvals for certain acquisitions, reorganizations or other transactions, and failure to obtain such approvals may impede or harm our business and our ability to adjust our operations or acquire or divest of businesses or assets. Laws and regulations in some jurisdictions oblige us to install surveillance, interception and data retention equipment to ensure that our networks are capable of allowing the government to monitor data and voice traffic on our networks. The nature of our business also subjects us to certain regulations regarding open internet access or net neutrality.
Regulatory requirements impact our business operations and may affect our financial performance. We face regulatory risks and costs in each of the markets in which we operate and may be subject to additional regulations in future. Any failure on our part to comply with these laws and regulations can result in negative publicity, diversion of management time and effort, increased competitive and pricing pressure on our operations, significant liabilities, third party civil claims and other penalties or otherwise harm our business, financial condition, results of operations, cash flows or prospects.
For more information on the regulatory environment in which we operate, see Exhibit 99.2 — Regulation of Telecommunications.
We are subject to anti-corruption laws in multiple jurisdictions.
We operate in countries which pose elevated risks of corruption and are subject to a number of anti-corruption laws, including the US Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act and the anti-corruption provisions of the Dutch Criminal Code in the Netherlands. An investigation into allegations of non-compliance or a finding of non-compliance with anti-corruption laws or other laws governing the conduct of business may subject us to administrative and other financial costs, reputational damage, criminal or civil penalties or other remedial measures, which could harm our business, financial condition, results of operations, cash flows or prospects. Anti-corruption laws generally prohibit companies and their intermediaries from promising, offering or giving a financial or other advantage to someone for the purpose of improperly obtaining or retaining business or rewarding improper performance of a function. The FCPA further requires US issuers to maintain accurate books and records and devise a system of sufficient internal controls. We regularly review and update our policies and procedures and internal controls designed to provide reasonable assurance that we and our employees comply with the anti-corruption laws to which we are subject, although we cannot guarantee that these efforts will be successful.
We attempt to obtain assurances from distributors and other intermediaries, through contractual and other legal obligations, that they also will comply with anti-corruption laws applicable to them and to us. However, these efforts to secure legal commitments are not always successful. There are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. There can be no assurance that such policies or procedures or internal controls will work effectively at all times or protect us against liability under anti-corruption or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire.

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
Anti-terror legislation passed in Russia and other jurisdictions could result in additional operating costs and capital expenditures.
Federal Law No 374-FZ (the “Yarovaya law”) amended anti-terrorism legislation and imposed certain obligations on communication providers, including a requirement to store information evidencing receipt, transmission, delivery and/or processing of voice data, text messages, pictures, sounds, videos or meta-data reflecting these communications for a period of three years and a requirement to store the contents of such communications for a period of up to six months. This requirement came into force on July 1, 2018 for voice traffic and on October 1, 2018 for data traffic. In addition, the Yarovaya law requires communication providers to supply information to investigation and prosecution authorities about users and any other information “which is necessary for these authorities to achieve their statutory goals” including any information and codes necessary to decode the information. Furthermore, under other local Russian law, operators are required to block services for users whose personal data does not correspond to the data registered and stored by the operator. Failure to comply with this law may lead to administrative fines and could impact the effectiveness of our licenses. The implementation and support of measures to comply with the legislation led to substantial investments for the design of our IT systems in Russia and the purchase of specialized equipment and tools. The Russian authorities require, among other things, the use of specific storage equipment (such as data storage, interception devices, fiberoptic cables and technical platforms). We estimate that total Yarovaya law-related expenditures will be RUB 45 billion over five years starting from 2018. Although the Yarovaya-law-related investment plans are progressing in alignment with legal requirements, it is possible that in the future the Russian Government will adopt additional requirements in this area which will lead to additional expenditures or otherwise necessitate additional investments to be compliant.
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
We could be materially harmed by new or existing laws restricting foreign investment. For example, in Russia, there are a number of laws regulating foreign investment. Federal Law No. 57-FZ “On the Procedure for Foreign Investments in Business Entities of Strategic Importance for National Defense and State Security” (the “Russian Foreign Investment Law”) limits foreign investment in companies that are deemed to be strategic. Our Russian subsidiary, PJSC VimpelCom, is deemed to be a strategic enterprise under the Russian Foreign Investment Law. As a result, any acquisition by a foreign investor of direct or indirect control over more than 50% of its voting shares, or 25% in the case of a company controlled by a foreign government, requires the prior approval of the Government Commission on Control of Foreign Investment in the Russian Federation. The Federal Antimonopoly Service of the Russian Federation (the “FAS”) which administers the application of the Russian Foreign Investment Law, has in the past challenged acquisitions of our shares by foreign investors. In addition, Federal Law dated July 27, 2006 No. 149-FZ “On the Information, Information Technology and Protection of Information” affects the provision of audio-visual services by foreign entities and local companies with more than 20% of foreign investments or shares. Furthermore, initial drafts of the implementing regulation for Federal Law 187-FZ “On the security of Russia’s critical information infrastructure” contain provisions limiting the use of foreign contractors. While the final adopted version of this regulation does not contain such limitations, we cannot guarantee that such limitations will not be introduced in the future.
In Kazakhstan, according to the national security law, a foreign company or individual cannot directly or indirectly own more than a 49% stake in an entity that carries out telecommunications activities as an operator of long-distance or international communications or owns fixed communication lines without the consent of the Kazakhstan government.
Such laws may hinder potential business combinations or transactions resulting in a change of control or our ability to obtain financing from foreign investors should prior approval be refused, delayed or require foreign investors to comply with certain conditions, which could materially harm our business, financial condition, results of operations, cash flows or prospects.

Our licenses are granted for specific periods and may be suspended, revoked or not extended or replaced upon expiration and we may be fined or penalized for alleged violations of law, regulations or license terms.
The success of our operations is dependent on the maintenance of our licenses to provide telecommunications services in the jurisdictions in which we operate. Most of our licenses are granted for specified terms, and there can be no assurance that any license will be renewed upon expiration. Some of our licenses will expire in the near term. For more information about our licenses, including their expiration dates, see Item 4.B — Business Overview. These licenses and the frameworks governing their renewals are subject to ongoing review by the relevant regulatory authorities. If renewed, our licenses may contain additional obligations, including payment obligations (which may involve a substantial renewal or extension fee), or may cover reduced service areas or scope of service. Furthermore, the governments in certain jurisdictions in which we operate may hold auctions (including auctions of spectrum for the 4G/LTE or more advanced services such as 5G) in the future. If we are unable to maintain or obtain licenses for the provision of telecommunications services or more advanced services or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be materially harmed.
We are required to meet certain terms and conditions under our licenses (such as nationwide coverage, quality of service parameters and capital expenditure, including network build-out requirements), including meeting certain conditions established by the legislation regulating the communications industry. From time to time, we may be in breach of such terms and conditions. If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain or comply with permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, the applicable regulator could decide to levy fines, suspend, terminate or refuse to renew the license or permit. Such regulatory actions could adversely impact our ability to carry on our business in the current or planned manner or to carry out divestitures in the relevant jurisdictions.

The occurrence of any of these events could materially harm our ability to build out our networks in accordance with our plans, our ability to retain and attract customers, our reputation and our business, financial condition, results of operations, cash flows or prospects. For more information on our licenses and their related requirements, see Item 4.B - Business Overview.
It may not be possible for us to procure in a timely manner, or at all, the permissions and registrations required for our base stations.
The laws of the countries in which we operate generally prohibit the operation of telecommunications equipment without a relevant permit from the appropriate regulatory body. Due to complex regulatory procedures, it is frequently not possible for us to procure in a timely manner, or at all, the permissions and registrations required for our base stations, including construction permits and registration of our title to land plots underlying our base stations, or to amend or maintain the permissions in a timely manner when it is necessary to change the location or technical specifications of our base stations. At times, there can be a number of base stations or other communications facilities and other aspects of our networks for which we are awaiting final permission to operate for indeterminate periods. This problem may be exacerbated if there are delays in issuing necessary permits.
We also regularly receive notices from regulatory authorities in countries in which we operate warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. We have closed base stations on several occasions in order to comply with regulations and notices from regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended and subsequently revoked through court action. Although we look to take all necessary steps to comply with any license violations within the stated time periods, including by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses or permits will not be suspended or revoked in the future. If we are found to operate telecommunications equipment without an applicable license or permit, we could experience a significant disruption in our service or network operation, which could harm our business, financial condition, results of operations, cash flows or prospects.

We collect and process personal data, and are therefore subject to an increasing number of data privacy laws and regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations.
We are subject to various, and at times conflicting, data privacy laws and regulations that apply to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual, such as names and contact information, IP addresses, (e-mail) correspondence, call detail records and browsing history. Many countries have additional laws that regulate the processing, retention and use of communications data, including metadata. These laws and regulations are subject to frequent revisions and differing interpretations and are becoming more stringent over time.
In general, mobile operators are directly liable for actions of third parties to whom they forward personal data for processing. If severe personal data security breaches are detected, regulatory authorities could sanction our company, including suspending our operations for some time and levying fines and penalties. Violation of these laws by an operator may lead to a seizure of the operator’s database and equipment, imposition of administrative sanctions (including in the form of fines, suspension of activities or revocation of license) or result in a ban on the processing of personal data by such operator, which, in turn, could lead to the inability to provide services to our customers. The occurrence of any of the aforementioned events, individually or in the aggregate, could harm our brand, business, financial condition, results of operations or prospects.

Many of the jurisdictions in which we operate have laws that restrict cross border data transfers unless certain criteria are met and/or are developing or implementing laws on data localization requiring data to be stored locally. These laws may restrict our flexibility to leverage our data and build new, or consolidate existing, technologies, databases and IT systems, limit our ability to use and share personal data, cause us to incur costs, require us to change our business practices in a manner adverse to our business or conflict with other laws we are subject to, exposing us to regulatory risk. The stringent cross-border transfer rules in certain jurisdictions may also prohibit us from disclosing data to foreign authorities upon their request, which may generate a scenario where it is not possible for us to comply with both laws. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. We are subject to a variety of data protection regulations. For example, the European Union introduced a data protection framework, the General Data Protection Regulation (GDPR), which came into effect on May 25, 2018. The GDPR implements more stringent operational requirements for processors and controllers of personal data. The GDPR is applicable to companies that are established in the European Union, or companies that offer goods and services to, or monitor the behavior of, individuals within the European Union. The GDPR is also still applicable for the United Kingdom during its transition out of the European Union, from January 31, 2020 to December 31, 2020. While we believe that the processing of personal data by only a limited number of entities, including our Amsterdam and London offices and central operating entities within the European Union and the United Kingdom, are subject to GDPR, our operations in other markets may also become subject to this regulation, under certain circumstances, e.g. if such operations involve the offering of goods or services to, or monitoring the behavior of, individuals in the European Union and the United Kingdom. In addition, in Russia and certain other jurisdictions in our footprint, we are subject to certain data protection and other laws and regulations that establish different categories of information with different corresponding levels of protection, permitted registration, disclosure and required safeguards. These categories include state secret information and other data, including personal data of our customers and of other persons (such as our employees and third-party supplies and other counter-parties), privacy of communications and information on rendered telecommunications services. In each case, the operators must implement the required level of data protection and cooperate with government authorities on law enforcement disclosures for state secrets and personal data of customers. The ability to disclose certain types of data to affiliates or governmental authorities may be substantially restricted. For a discussion of other telecommunications related data protection related laws and regulations to which we are subject, see Exhibit 99.2 - Regulation of Telecommunications - Sanctions Regimes.

The laws and regulations regarding data privacy may become more stringent over time. For example, the European Commission has also proposed a draft of the new ePrivacy Regulation on January 10, 2017. The current draft of the ePrivacy Regulation is going through the EU legislative process and is intended to replace the 2002/58 e-Privacy Directive. When it comes into effect, it is expected to regulate the processing of electronic communications data carried out in connection with the provision and the use of publicly available electronic communications services to users in the European Union, regardless of whether the processing itself takes place in the European Union. Unlike the current ePrivacy Directive, the draft ePrivacy Regulation will likely apply to over-the-top service providers as well as traditional telecommunications service providers (including the requirements on data retention and interception and changes to restrictions on the use of traffic and location data). VEON entities established in the European Union which process such electronic communications data are likely to be subject to this regime. The current draft of the ePrivacy Regulation also regulates the retention and interception of communications data as well as the use of location and traffic data for value added services, imposes stricter requirements on electronic marketing, and changes to the requirements for use of tracking technologies like cookies. This could broaden the exposure of our business lines based in the European Union to data protection liability, restrict our ability to leverage our data and increase the costs of running those businesses. The draft also significantly increases penalties.

Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards may result in governmental enforcement actions and investigations, blockage or limitation of our services, fines and penalties. If the third parties we work with violate applicable laws, contractual obligations or suffer a security breach, such violations may also put us in breach of our obligations under privacy laws and regulations and/or could in turn have a material adverse effect on our business. In addition, concerns regarding our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters could result in negative publicity and have an adverse effect on our reputation and business.
We could be subject to tax claims and repeated tax audits that could harm our business.
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
Tax audits in the countries in which we operate are conducted regularly, but their outcomes may not be fair or predictable. We have been subject to substantial claims by tax authorities in Russia, Algeria, Egypt, Pakistan, Bangladesh, Ukraine, Kazakhstan, Armenia, Georgia, Uzbekistan, and Kyrgyzstan. These claims have resulted, and future claims may result, in additional payments, including interest, fines and other penalties, to the tax authorities.
There can be no assurance that we will prevail in litigation with tax authorities and that the tax authorities will not claim that additional taxes, interest, fines and other penalties are owed by us for prior or future tax years, or that the relevant governmental authorities will not decide to initiate a criminal investigation or prosecution, or expand existing criminal investigations or prosecutions, in connection with claims by tax inspectorates, including those relating to individual employees and for prior tax years. In Russia, for example, tax returns remain open and subject to inspection by tax or customs authorities for three calendar years immediately preceding the year in which the decision to conduct an audit is taken. Laws enacted in Russia in recent years increase the likelihood that our tax returns that were reviewed by tax authorities could be subject to further review or audit during or beyond the eligible three-year limitation period by a superior tax authority. We have also been the subject of repeat complex and thematic tax audits in Kazakhstan and Kyrgyzstan, which, in some instances, have resulted in payments made under protest pending legal challenges and/or to avoid the initiation or continuation of associated criminal proceedings. The outcome of these audits, including where the relevant tax authorities may conclude that we had significantly underpaid taxes relating to earlier periods, could harm our business, financial condition, results of operations, cash flows or prospects.
The adverse or delayed resolution of tax matters could harm our business, financial condition and results of operations. For more information regarding tax claims and tax provisions and liabilities and their effects on our financial statements, see Note 8 - Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.
Changes in tax treaties, laws, rules or interpretations could have a material adverse effect on our business, and the unpredictable tax systems in the markets in which we operate give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.
The introduction of new tax laws or the amendment of existing tax laws could have a material adverse impact on our business, financial performance and results of operations. Our business decision take into account certain taxation scenarios, which could be prove to be untrue in the event of an adverse decisions by tax authorities or changes in tax treaties, laws, rules or interpretations. For example, we are vulnerable to changes in tax laws, regulations and interpretations in the Netherlands, our current resident state for tax purposes, including the enforcement of tax law. Additionally, as European and other tax laws and regulations are complex and subject to varying interpretations, we cannot be sure that our interpretations are accurate or that the responsible tax authority agrees with our views. If our tax positions are challenged by the tax authorities, we could incur additional tax liabilities, which could increase our costs of operations and have a material adverse effect on our business, financial condition or results of operations. The introduction of new tax laws or the amendment of existing tax laws, such as those relating to transfer pricing rules or the deduction of interest expenses in the markets in which we operate, may also increase the risk of adjustments being made by the tax authorities and, as a result, could have a material adverse impact on our business, financial performance and results of operations. For example, within the Organisation for Economic Co-operation and Development (“OECD”) there is an initiative aimed at avoiding base erosion and profit shifting (“BEPS”) for tax purposes. This OECD BEPS project has resulted in further developments in other countries and in particular in the European Union. One of the developments is the agreement on the EU Anti-Tax Avoidance Directive (“ATAD”). All EU Member States must implement the minimum standards as set out in the ATAD. The implementation of these measures against tax avoidance in the legislation of the jurisdictions in which we do business could have a material adverse effect on us.

These considerations are compounded by the fact that the interpretation and enforcement of tax laws in the emerging markets in which we operate tend to be unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions. Any additional tax liability imposed on us by tax authorities in this manner, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities’ interpretations of the respective double tax treaties in effect, could harm our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. For example, Russia has increased value-added tax from 18% to 20% as of January 1, 2019 and introduced a new set of tax rules concerning so called “electronic services” that potentially could affect the tax burden of telecommunications companies. In addition, in recent years, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Furthermore, we may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.
Geopolitical Risks
Violations of and changes to applicable sanctions and embargo laws may harm our business.
Authorities have imposed significant penalties for companies that fail to comply with the requirements of applicable sanctions and embargo laws and regulations. We are subject to certain sanctions and embargo laws and regulations of the United States, the United Nations, the European Union, the United Kingdom and the jurisdictions in which we operate. Sanctions and embargo laws and regulations generally establish the scope of their own application, and applications can arise for a number of reasons and can differ greatly by jurisdiction. The scope of such laws and regulations may be expanded, sometimes without notice, in a manner that could materially adversely affect our business, financial condition, results of operations, cash flows or prospects. Notwithstanding our policies and compliance controls, we may be found in the future to be in violation of applicable sanctions and embargo laws, particularly as the scope of such laws may be unclear and subject to discretionary interpretations by regulators, which may change over time. If we fail to comply with applicable sanctions or embargo laws and regulations, we could suffer severe operational, financial or reputational consequences. Moreover, certain of our financing arrangements include representations and covenants requiring compliance with or limitation of activities under sanctions and embargo laws and regulations of certain additional jurisdictions, the breach of which may trigger mandatory prepayment requirements in the event of a breach thereof. For a discussion of risks related to export and re-export restrictions, see Operational Risks - “We depend on third parties for certain services and products important to our business.” For more information on sanctions and embargo laws and regulations applicable to us, see Exhibit 99.2 — Regulation of Telecommunications.
Our operations may be adversely affected by ongoing developments in Russia and Ukraine.
The current situation in Russia and Ukraine, and the related responses of the United States, member states of the European Union, the European Union itself, the United Kingdom and certain other nations, have the potential to materially adversely affect our business in Russia and Ukraine where we have significant operations.
Beginning in 2014, in connection with the situation in Russia and Ukraine, the United States, the European Union, and a number of other countries have imposed sanctions that block the property of certain designated businesses, organizations and individuals, prohibit certain types of transactions with specifically designated businesses operating in certain sectors of the Russian economy, currently including the financial services, energy and defense sectors and restrict investment in and trade with Crimea. Under the U.S. sanctions regime, even non-U.S. persons who engage in certain prohibited transactions may be exposed to secondary sanctions, such as the denial of certain privileges, including financing and contracting with U.S. persons or within the United States. In addition, the United States and the European Union have implemented certain export control restrictions related to Russia’s energy sector and military capabilities. Ukraine has also enacted sanctions with respect to certain Russian entities and individuals. Russia has responded to such international and Ukrainian restrictions and sanctions with countermeasures such as enacting sanctions with respect to certain Ukrainian individuals and entities, limiting the import of certain goods from the United States, the European Union, Ukraine and other countries, imposing visa bans on certain persons and imposing restrictions on the ability of Russian companies to comply with sanctions imposed by other countries. Tensions elevated between Russia and Ukraine when a coast guard incident occurred in the Kerch Strait on November 25, 2018. In response, the United States, the European Union and Ukraine each enacted new rounds of sanctions against Russia in March 2019. In April and December 2019, Russia also introduced additional sanctions against Ukraine, such as banning certain imports and exports between the two countries.
Such sanctions, export controls and/or other measures, including sanctions on additional persons or businesses (including vendors, joint venture and business partners, affiliates and financial institutions), could materially adversely affect our business, financial condition, results of operations, cash flows or prospects. Increased tensions between Russia and Ukraine and the continued

imposition of sanctions and export controls, including prohibitions and restrictions on conducting business with certain individuals and entities, could have a material adverse effect on our businesses in Ukraine and Russia, which in turn could harm our business, financial condition, results of operations, cash flows or prospects.
Our business operations in Ukraine have been affected by the dispute. Ukraine assigned a “temporary occupied territories” status to Crimea and a “united forces operation” zone status to certain eastern Ukraine regions which are currently not under the Ukrainian government’s full control, and imposed certain restrictions and prohibitions on trade in goods and services in such territories. Our Ukrainian subsidiary, Kyivstar JSC (“Kyivstar”), shut down its network in Crimea in 2014 as well as its network in certain parts of Eastern Ukraine in 2015 and, in each case, has written off the relevant assets. Under the terms of its telecommunications licenses, Kyivstar is obliged to provide services throughout Ukraine. Kyivstar has notified the regulatory authorities that Kyivstar has stopped providing services in these areas and has requested clarification from such authorities regarding telecommunications operations in such areas. Since September 2014, legislation has been in effect in Ukraine that authorizes the cancellation of telecommunications licenses for sanctioned parties. There can be no assurance that the escalation of the current situation will not lead to the cancellation or suspension of, or other actions under, certain or all of our Ukrainian telecommunications licenses, or other sanctions.
Recently, Russia and Ukraine have signaled a mutual interest in peace in eastern Ukraine. In December 2019, the Russian and Ukrainian presidents met in Paris for face-to-face peace talks and committed to a comprehensive cease-fire and a release of conflict-related detainees. Although recent peace talks aim to reduce the conflict between Russia and Ukraine, the situation in eastern Ukraine and Crimea remains fragile, and may in the future result in damage or loss of assets, disruption of services and regulatory issues which has, and may in the future, adversely impact our group. We are not able to predict further developments on this issue, including when these measures will cease to be in effect. There also may be additions to the designated persons or business lists or other expansions of the U.S., EU and/or other sanctions that target Russia and restrict dealings related to Crimea in the future. The U.S. government stated in early 2020 that Crimea-related sanctions will remain in place until military aggression leading to the loss of civilian lives fully stops in the region. It is possible that these sanctions will be in effect for the foreseeable future. The European Union also extended certain sanctions related to Russia and Crimea in March 2019, June 2019 and December 2019. If there were an extended continuation or further increase in conflict in Crimea or in eastern Ukraine, it could result in further instability and/or worsening of the overall political and economic situation in Ukraine, Russia, Europe and/or in the global economy and capital markets generally. This instability could harm our business, financial condition, results of operations, cash flows or prospects. We could also be materially adversely impacted by a decline of the Russian ruble against the U.S. dollar or the euro and the general economic performance of Russia, by, for example, the decline of the Russian ruble against the U.S. dollar and euro, investment in Russia or trade with Russian companies decreasing substantially and the Russian government experiencing difficulty raising money through the issuance of debt in the global capital markets. For a discussion of our foreign currency risk, see Market Risks - “We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.” As we derive a significant portion of our revenue from our Russian and Ukrainian operations, such developments and measures could have a material adverse impact on our group.
Investors in emerging markets, where our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks, as well as risks related to fluctuations in the global economy.
Most of our operations are in emerging markets. Investors should fully appreciate the significance of the risks involved in investing in an emerging markets company and are urged to consult with their own legal, financial and tax advisors. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption and rapid reversal of political and economic policies on which we depend. Political and economic relations among the countries in which we operate are often complex and have resulted, and may in the future result, in conflicts, which could materially harm our business, financial condition, results of operations, cash flows or prospects. The economies of emerging markets are also vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. Turnover of political leaders or parties in emerging markets as a result of a scheduled election upon the end of a term of service or in other circumstances may also affect the legal and regulatory regime in those markets to a greater extent than turnover in established countries. Any of these developments could severely limit our access to capital and could materially harm the purchasing power of our customers and, consequently, our business.
Such events may create uncertain regulatory environments, which in turn could impact our compliance with license obligations and other regulatory approvals. The nature of much of the legislation in emerging markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal and regulatory systems in emerging markets place the enforceability and, possibly, the constitutionality of laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. Any of these factors could affect our ability to enforce our rights under our licenses or our contracts, or to defend our company against claims by other parties.
Many of the emerging markets in which we operate are susceptible to significant social unrest or military conflicts. The local authorities may order our subsidiaries to temporarily shut down their entire network or part or all of our networks may be shut down due to actions relating to military conflicts or nationwide strikes. For example, our subsidiary in Pakistan is ordered to shut down parts of its mobile network and services from time to time due to the security situation in the country. Governments or other factions, including those asserting authority over specific territories in areas of conflict, could make inappropriate use of the network, attempt to compel us to operate our network in conflict zones or disputed territories and/or force us to broadcast propaganda or illegal instructions to our customers or others (and threaten consequences for failure to do so). Forced shutdowns, inappropriate use of our network or being compelled to operate our network in conflict zones or broadcast propaganda/illegal instructions could materially harm our business, financial condition, results of operations, cash flows or prospects.
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
In many countries in which we operate, the physical infrastructure, including transportation networks, power generation and transmission and communications systems, is in poor condition. In some of the countries in which we operate, such as Russia, the public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our customers and will require us to make additional capital expenditures. In addition, some of the markets in which we operate are vulnerable to extreme weather, the occurrence of which could result in disruptions or damage to our networks, or to military conflict which could result in damage our physical infrastructure.
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
The banking systems in many countries in which we operate remain underdeveloped, there are a limited number of creditworthy banks in certain of these countries with which we can conduct business, and currency control requirements restrict activities in certain markets in which we have operations.
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
In addition, central banks and governments in the markets in which we operate may restrict or prevent international transfers or impose foreign exchange controls or other currency restrictions, which could prevent us from making payments, including the repatriation of dividends and payments to third party suppliers. For more information on currency restrictions, see Note 17 — Financial Risk Management — Liquidity Risks — Currency Control Risks. Furthermore, banks have limitations on the amounts of loans that they can provide to single borrowers, which could limit the availability of functional currency financing and refinancing of existing borrowings in these countries. There can be no assurance that we will be able to obtain approvals under the foregoing restrictions or limitations, each of which could harm our business, financial condition, cash flows, results of operations or prospects.
Other Risks
A disposition by our largest shareholder of its stake in VEON Ltd. could harm our business.
We derive benefits and resources from the participation of our largest shareholder, L1T VIP Holdings S.à r.l. (“LetterOne”), in our company such as industry expertise, management oversight and business acumen. Historically, we derived the same benefits from Telenor ASA (“Telenor”), until it fully divested its interest in VEON Ltd. ADSs in November 2019. For additional information on Telenor’s divestment, see Item 7.A — Major Shareholders. Should LetterOne undertake a divestment of its stake, we would be deprived of those benefits, which could harm our business, financial condition, results of operations, cash flows or prospects.
Our largest shareholder may pursue diverse development strategies, which may hinder our ability to expand or compete in certain regions.
LetterOne is VEON Ltd.’s largest shareholder, beneficially owning approximately 47.85% of our issued and outstanding shares as of March 1, 2020. In addition, LetterOne is the holder of the depositary receipts issued by Stichting Administratiekantoor Mobile Telecommunications Investor (“Stichting”), which represents an additional 8.31% of VEON Ltd.’s issued and outstanding shares as of March 1, 2020, and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the common shares represented by the depositary receipts. Stichting, however, has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion, in accordance with the Conditions of Administration and Stichting’s articles of association. For more information, see Item 7.A — Major Shareholders.
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
At various times our shareholders, including LetterOne, have had different strategies from us and from one another and have engaged in litigation against our company with respect to disagreements over strategy. In addition, we understand that LetterOne has a minority interest in companies that compete with our subsidiary in Ukraine.
Our business may be adversely impacted by work stoppages and other labor matters.
Although we consider our relations with our employees to be generally good, there can be no assurance that our operations will not be impacted by unionization efforts, strikes or other types of labor disputes or disruptions. For instance, employee dissatisfaction or labor disputes could result from the implementation of internal operational and team adjustments (which have recently included, and are expected to include redundancies in our Amsterdam and London offices) necessary to implement our new operating model as part of our continued strategy and efforts to further reduce corporate costs. We may also experience strikes or other labor disputes or disruptions in connection with social unrest or political events. For a discussion of our employees represented by works councils, unions or collective bargaining agreements, see Item 6.D — Directors, Senior Management and Employees — Employees. The ability to work can also be impacted due to natural disasters, civil unrest or security breaches/threats, making access to work places and management of systems difficult. Furthermore, work stoppages or slow-downs experienced by our customers or suppliers could result in lower demand for our services and products. In the event that we, or one or more of our customers or suppliers, experience a labor dispute or disruption, it could result in increased costs, negative media attention and political controversy, and harm our business, financial condition, results of operations, cash flows or prospects.
Adoption of new accounting standards could affect reported results and financial position.
Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Accounting standardization bodies and those who interpret the accounting standards, the SEC, and our independent registered public accounting firm may change accounting regulations that govern the preparation and presentation of our financial statements or amend or even reverse their previous interpretations or positions on how various standards should be applied. Those changes may be difficult to predict and could have a significant impact on the way we account for certain operations and present our financial position and operating income. In some instances, a modified standard or a new requirement with retroactive nature may have to be implemented, which requires us to restate previous financial statements, or otherwise impact how we prepare and report our financial statements.
For more information on the impact of IFRS on our Audited Consolidated Financial Statements and on the implementation of new standards and interpretations issued, see Item 5 — Operating and Financial Review and Prospects — Key Developments During 2019 and Note 24 — Significant Accounting Policies to our Audited Consolidated Financial Statements.
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
Our ADS price may be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders of our ADSs may not be able to sell their ADSs at or above the price at which they purchase our ADSs. The market price for our ADSs may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	the issuance of new shares or sales of shares by major shareholders or the perception that such issuances or sales could occur;

•	regulatory developments in the foreign countries in which we operate;

•	developments or disputes concerning licenses or other proprietary rights;

•	the recruitment or departure of key personnel;

•	quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the industries in which we compete and issuance of new or changed securities analysts’ reports or recommendations;

•	the failure of securities analysts to cover our shares or changes in financial estimates by analysts;

•	investor perception of our company and of the industry in which we compete; and

•	general economic, political and market conditions.
Various factors may hinder the declaration and payment of dividends.
The payment of dividends is subject to the discretion of VEON Ltd.’s board and VEON Ltd.’s assets consist primarily of investments in its operating subsidiaries. For the financial year ended December 31, 2019, we paid a dividend in the aggregate amount of US$0.28 per share, comprised of a dividend of US$0.13 per share having a record date of August 14, 2019 and paid on August 22, 2019, and a dividend of US$0.15 per share having a record date of February 27, 2020 and paid on March 5, 2020. Various factors may cause the board to determine not to pay dividends or not to increase dividends from current levels. Such factors include VEON Ltd.’s financial condition, its earnings and equity free cash flow, the movement of the U.S. dollar against VEON’s local currencies, its leverage, its capital requirements, contractual restrictions, legal proceedings and other such factors as VEON Ltd.’s board may consider relevant. For more information on our policy regarding dividends, see Item 8.A — Consolidated Statements and Other Financial Information — Policy on Dividend Distributions and Operational Risks — “As a holding company, VEON Ltd. depends on the performance of its subsidiaries and their ability to pay dividends, and may therefore be affected by changes in exchange controls and currency restrictions in the countries in which its subsidiaries operate.”
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
VEON Ltd. is a Bermuda exempted company. As a result, the rights of VEON Ltd.’s shareholders are governed by Bermuda law and by VEON Ltd.’s bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In addition, holders of ADSs do not have the same rights under Bermuda law and VEON Ltd.’s bye-laws as registered holders of VEON Ltd.’s common shares. As substantially all of our assets are located outside the United States, it may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against VEON or its directors and executive officers based on civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, such as the United States and the Netherlands, under the securities laws of those jurisdictions, or entertain actions in Bermuda under the securities laws of other jurisdictions.
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
As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we currently report periodic financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four business days of their occurrence. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of our shares by insiders means that holders of our securities will have less data in this regard than shareholders of U.S. companies that are subject to this part of the Exchange Act. As a result, holders of our securities may not have all the data that they are accustomed to having when making investment decisions with respect to domestic U.S. public companies.
While our ADSs are listed on the NASDAQ Global Select Market, as a Bermuda company, we are permitted to follow “home country practice” in lieu of certain corporate governance provisions under the NASDAQ listing rules that are applicable to a U.S. company. Accordingly, VEON’s shareholders do not have the same protections as are afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements. The primary difference between our corporate governance practices and the NASDAQ rules relates to NASDAQ listing rule 5605(b)(1), which provides that each U.S. company listed on Nasdaq must have a majority of independent directors, as defined in the NASDAQ rules. Bermuda law does not require that we have a majority of independent directors and, as a foreign private issuer, we are exempt from complying with this NASDAQ requirement. For more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ listing rules, see Item 16.G — Corporate Governance.
Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to shareholder meetings.
Holders of ADSs generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the equity shares represented by such holders’ ADSs. At our request, the depositary will mail to holders any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the common shares represented by ADSs. If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the common shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
We could cease to be considered a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Based on a review of our register of members maintained in Bermuda, as of March 1, 2020, 69.92% of our issued and outstanding common shares were held of record by BNY (Nominees) Limited in the United Kingdom and 30.08% by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. in the Netherlands. As of March 1, 2020, 21 record holders of VEON Ltd.’s ADRs, holding an aggregate of 755,028,329 common shares (representing approximately 42.98% of VEON Ltd.’s issued and outstanding shares), were listed as having addresses in the United States. In the event that we lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON provides 212 million customers with voice, fixed broadband, data and digital services. VEON currently offers services to customers in 10 countries: Russia, Pakistan, Algeria, Uzbekistan, Ukraine, Bangladesh, Kazakhstan, Kyrgyzstan, Armenia and Georgia. VEON’s reportable segments currently consist of the following seven segments: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan and Kazakhstan. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands. As of December 31, 2019 we had 46,492 employees. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see Item 5 — Operating and Financial Review and Prospects.
Our predecessor PJSC VimpelCom (formerly OJSC “VimpelCom”) was founded in 1992. In 1996, VimpelCom listed on the New York Stock Exchange, where it remained listed until 2013 when VimpelCom moved its listing to the NASDAQ Global Select Market. In March 2017, VimpelCom rebranded to VEON and on April 4, 2017, VEON began trading its ordinary shares on Euronext Amsterdam.
In the early 2000s, we began an expansion into the Commonwealth of Independent States (CIS) by acquiring local operators or entering into joint ventures with local partners, including, but not limited to, in Kazakhstan (2004), Ukraine (2005), Uzbekistan (2006), Armenia (2006) and Georgia (2006). In 2009 and 2010, PJSC VimpelCom and Ukrainian mobile operator, Kyivstar, combined, and we subsequently established our headquarters in Amsterdam. Our expansion efforts have included transactions involving operations outside of CIS. In 2011, we completed the acquisition of Wind Telecom S.p.A., an international provider of mobile and fixed-line telecommunications and internet services with operations in Italy, through Wind Telecom, and in Algeria, Bangladesh and Pakistan, through GTH (previously known as Orascom Telecom Holding S.A.E.).
In November 2016, the group combined its Italian mobile telecommunications business with that of CK Hutchison Holdings Ltd. in a joint venture company named Wind Tre. In July 2018, the group announced the sale of its 50% stake in Wind Tre to CK Hutchison Holdings Ltd. which was completed in September 2018. In July 2019, VEON Holdings B.V. (“VEON”) launched a mandatory tender offer (“MTO”) to purchase the shares of GTH, a subsidiary of VEON which consolidates the group’s operations in Algeria, Bangladesh and Pakistan. At the close of the MTO in August 2019, VEON held approximately 98.24% of GTH’s total outstanding shares. VEON subsequently embarked on a comprehensive restructuring of GTH, including a successful offer to acquire substantially all of GTH’s operating assets in Algeria, Pakistan and Bangladesh following the delisting of GTH from the Egyptian Exchange in September 2019.
In September 2019, we announced a new strategy framework at the Group level including a commitment to boost long-term growth beyond traditional connectivity services. The strategy framework set out how VEON plans to drive value from three business pillars: its fundamental mobile and fixed line connectivity services and the drive of 4G adoption; a portfolio of new services built around digital technologies with the active involvement of big data and artificial intelligence; and future assets which seeks to identify, acquire and develop ‘’know-how” and technologies that open up adjacent growth opportunities.
As part of our initiative to digitize our core telecommunications business, we intend to continue focusing on increasing our capital investment efficiency, including with respect to our IT, network, and distribution costs. We have secured network sharing agreements and intend to maintain our focus on achieving an asset-light business model in certain markets, where we own only the core assets needed to operate our business. For further information on our capital expenditures, see Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Future Liquidity and Capital Requirements. We anticipate that we will finance the investments with operational cash flow, cash on our balance sheet and external financing. For more information on our recent developments, see Item 5 — Operating and Financial Review and Prospects — Key Developments During 2019.
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
Our legal representative in the United States is Puglisi & Associates, 850 Library Ave, Suite 204, Newark, DE 19711 (+1 (30) 738 6680). Our agent for service of process in the United States is CT Corporation, 11 Eighth Avenue, New York, NY 10011 (+1 (212) 894 8400). In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.
B. Business overview
Business Units and Reportable Segments
VEON Ltd. is the holding company for a number of operating subsidiaries and holding companies in various jurisdictions. We currently operate and manage VEON on a geographical basis. These segments are based on the different economic environments and varied stages of development across the geographical markets we serve, each of which requires different investment and marketing strategies. Our reportable segments currently consist of the following seven segments: Russia, representing our “cornerstone” market; Pakistan, Ukraine, Uzbekistan and Kazakhstan, representing our “growth engines”; and Algeria and Bangladesh, representing our “frontier markets”. We also present our results of operations for our “Other and eliminations” and “HQ” although these are not reportable segments. “Other and eliminations” represents our results of operations in Kyrgyzstan, Armenia and Georgia, as well as intercompany eliminations and reconciles between our seven reportable segments and our total revenue and Adjusted EBITDA. “HQ” represents transactions related to management activities within the group in Amsterdam, London and Luxembourg and costs relating to centrally managed operations. See Item 5 — Operating and Financial Review and Prospects — Reportable Segments and Note 2 - Segment information to our Audited Consolidated Financial Statements for further details.
Subsidiaries
The table below sets forth our significant subsidiaries as of December 31, 2019. The equity interest presented represents our ownership interest, direct and indirect. Our percentage ownership interest is identical to our voting power for each of the subsidiaries listed below.

Name of significant subsidiary	Country of incorporation	Nature of subsidiary	Percentage of ownership interest

VEON Amsterdam B.V.	Netherlands	Holding	100.0%
VEON Holdings B.V.	Netherlands	Holding	100.0%
PJSC VimpelCom	Russia	Operating	100.0%
JSC “Kyivstar”	Ukraine	Operating	100.0%
LLP “KaR-Tel”	Kazakhstan	Operating	75.0%
LLC “Unitel”	Uzbekistan	Operating	100.0%
LLC “VEON Georgia”	Georgia	Operating	80.0%
CJSC “VEON Armenia”	Armenia	Operating	100.0%
LLC “Sky Mobile”	Kyrgyzstan	Operating	50.1%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100.0%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100.0%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100.0%
Global Telecom Holding S.A.E.	Egypt	Holding	99.5%
Omnium Telecom Algérie S.p.A.*	Algeria	Holding	45.4%
Optimum Telecom Algérie S.p.A.*	Algeria	Operating	45.4%
Pakistan Mobile Communications Limited	Pakistan	Operating	85.0%
Banglalink Digital Communications Limited	Bangladesh	Operating	100.0%
* The Group has concluded that it controls Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A, See Significant Accounting Judgments in Note 14 of the Audited Consolidated Financial Statements for further details.

VEON, through its operating companies, provides customers with mobile and fixed-line telecommunications services in certain markets, which are described more fully below.
Our mobile and fixed-line businesses are dependent on interconnection services. The table below presents certain of the primary interconnection agreements that we have with mobile and fixed-line operators in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan and Kazakhstan:

Russia
We have interconnection agreements with mobile and fixed-line operators in Russia. During 2019, we had the following MTRs in Russia: average cost per minute of national traffic 0.9367 RUB (US$ 0.0145) and average price per minute of national traffic 0.9861 RUB (US$ 0.0152), which were broadly stable as compared to the 2018 and 2017 historical periods.

Pakistan
In the territories of Pakistan and Azad Jammu and Kashmir (“AJK”) and Gilgit-Baltistan, we have several interconnection agreements with mobile and fixed-line operators. Our MTRs in 2018 and 2019, were at PKR 0.9 (US$0.00739) and PKR 0.8 (US$0.0053), respectively, and in 2020 it is PKR 0.70 (US$0.00452).

Algeria
We have interconnection agreements with mobile, VoIP and fixed-line operators. For the 2016-2017 period, the evolution of MTRs was favorable to our business despite an asymmetry with our competitors. For the 2017-2018 period, our MTR remained stable and the asymmetry was reduced both in scope (with one competitor instead of two benefitting from the asymmetry) and in value (the gap between MTRs was reduced). In the reference interconnection offer approved for the 2018-2019 period, the ARPCE imposed symmetrical MTRs for all three operators both for voice and SMS (respectively 0.95 DA for voice and 1.5 for SMS). In the last Reference Interconnect Offer (2019-2020), Autorité de Régulation de la Poste et des Communications Electroniques  (the “ARPCE”) returned to the asymmetry for voice MTR (0.95, 0.74, and 0.67 for Ooredoo, Mobilis, and DJEZZY, respectively) while maintaining symmetry for SMS (1.5 DA).

Bangladesh
We have interconnection agreements with interconnection exchange (ICX) operators, international gateway (IGW) operators, mobile operators, internet protocol telephony service providers (IPTSPs) and fixed-line operators. The international termination rate was changed, effective February 14, 2020, after which the minimum termination rates became US$ 0.006/min. IGW conducts revenue sharing based on the minimum international call termination rate, of which 22.5% is shared with MNOs.  The domestic termination rate has been changed to BDT 0.14/min or US$0.0017/min (terminating MNO gets BDT 0.10 (US$0.0012) and ICX gets BDT 0.04 (US$0.0005)), effective August 14, 2018.

Ukraine
We have interconnection agreements with various mobile and fixed-line operators. Effective January 1, 2019, MTR rates in Ukraine were reduced from UAH 0.15/min (US$ 0.0057) to UAH 0.12/min (US$0.0046).  IMTR rates remain at current rate EUR 0.10/min.

Uzbekistan
We have interconnection agreements with various mobile and fixed-line operators. On September 5, 2017, the State Committee of Uzbekistan on Privatization, Demonopolization and Development of Competition (“State Committee of Uzbekistan”) issued an injunction requiring Unitel LLC to implement equal mobile termination rates for all national operators.  Unitel LLC unsuccessfully challenged this injunction in Uzbek Courts. Our MTR for 2019 was UZS 0.05/minute as established by the court decision.

Kazakhstan
We have interconnection agreements with mobile and fixed-line operators. Our MTR for 2019 for local mobile operators was 5.60 KZT/min. (VAT including approximately US$0.0148; regulated) and 14.80 KZT/minute (VAT including approximately US$0.0391) for fixed-line operators.

Description of Our Mobile Telecommunications Business
The table below presents the primary mobile telecommunications services we offer to our customers and a breakdown of prepaid and postpaid subscriptions as of December 31, 2019.

Mobile Service Description	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	Kazakhstan	Others(3)
Value added and call completion services (1)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
National and international roaming services(2)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Wireless Internet access	Yes	Yes	Yes	Yes	Yes(4)	Yes	Yes	Yes
Mobile financial services	Yes	Yes	Yes	Yes	Yes(5)	Yes	Yes	No/Yes(7)
Mobile bundles	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes(6)

(1)	Value added services include messaging services, content/infotainment services, data access services, location based services, media, and content delivery channels.

(2)
Access to both national and international roaming services allows our customers and customers of other mobile operators to receive and make international, local and long-distance calls while outside of their home network.

(3)	For a description of the mobile services we offer in Kyrgyzstan, Armenia, and Georgia, see “—Mobile Business in Others.”

(4)	Includes 4G

(5)	Includes Smart Money (payment method for services via mobile phone)

(6)	Reflects mobile bundles provided in Armenia and Kyrgyzstan.

(7)	Reflects services offered in Armenia and Kyrgyzstan.

Mobile Business in Russia
In Russia, through our operating company PJSC VimpelCom and our “Beeline” brand, we primarily offer mobile telecommunications services to our customers under two types of payment plans: postpaid plans and prepaid plans. As of December 31, 2019, approximately 87.2% of our customers in Russia were on prepaid plans.
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
• GPRS/EDGE; 3G/HSPA; 4G/LTE; special wireless “Plug&Play” USB modems
Roaming
• active roaming agreements with 706 GSM networks in 214 countries
• GPRS roaming with 606 networks in 189 countries
• 4G/LTE roaming with 325 networks in 133 countries
•    roaming agreements generally state that the host operator bills PJSC VimpelCom for roaming services; PJSC VimpelCom pays these charges and then bills the customer for these services on a monthly basis

VAS
• caller-ID; voicemail; call forwarding; conference calling; missed call notification (via text); call blocking and call waiting
Messaging
• SMS (consumer and corporate); MMS and voice messaging (allows customers to send pictures, audio and video to mobile phones and to e-mails); mobile instant messaging
Content/infotainment
•    voice services (including referral services); content downloadable to telephone (including music, pictures, games and video); RBT; mobile cloud solutions; geo-positioning and compass service for fleet and assets management; and M2M control center solution for all M2M/IoT verticals, Smart TV services, including Beeline TV

Mobile financial services
• Mobile payment; banking card; trusted payment; loans repayments; remittances; banks notification; and mobile insurance

The table below presents a description of business licenses relevant to our mobile business in Russia. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
Super-regional GSM (GSM900, GSM1800, GSM900/1800, UMTS 900 and 4G/LTE 1800 standards)	Moscow, Central and Central Black Earth, North Caucasus, North-West, Siberia, Ural and Volga	September 2022- April 2023 (various dates)
GSM(1) (GSM900, GSM1800, GSM900/1800 and 4G/LTE 1800 standards)	Regions in the Far East super-region of Russia	2021 - 2025 (various dates)
	Orenburg region	June 2020
	Irkutsk region	2021 (various dates)
3G(2) (UMTS/LTE)	Nationwide(4)	May 2022
4G(3) (LTE)	Nationwide(4)	July 2022
4G/LTE 2600	32 districts of Russia	April 2026

(1)	In total, our GSM licenses cover approximately 97% of Russia’s population.

(2)	PJSC VimpelCom holds one of three 3G licenses in Russia.

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

LICENSE FEES
PJSC VimpelCom must pay an annual fee for the use of radio frequency spectrum. These fees were RUB 3,946 million and RUB 5,508 million for the years ended December 31, 2019 and 2018, respectively. Under Federal Law No. 126 FZ “On Communication” and license terms, PJSC VimpelCom is required to make universal service fund contributions in the amount equal to 1.2% of corporate revenues from provided communications services. Universal service fund contributions were RUB 2,345 million and RUB 2,404 million for the years ended December 31, 2019 and 2018, respectively. PJSC VimpelCom is also subject to certain other license fees on a case-by-case basis.

Mobile bundles
Our tiered data plans provide smartphone customers with data, voice and SMS packages. In 2019, we continued to focus on a simplified tariff portfolio with competitive prices in combination with transparent services. The penetration of unlimited tariffs across the Beeline subscriber base over the past year has increased by more than four times due to the demand for unlimited mobile internet as well as the results of the large-scale modernization of the Beeline network. We also note the continued popularity of calls within the network due to the migration of customers to family offers, which are “shared everything” bundle services that offers the option of multiple SIM cards for one account and allow subscribers to save on the cost of mobile communications without limiting other key features of their plans. In light of this trend, we simplified our tariff portfolio by allowing unlimited calls within the Beeline network while maintaining popular communication and entertainment services for customers who seek to economize by sharing their service packages with family members.
Distribution
In 2019, we sought to optimize the number of our stores by closing unprofitable locations. The number of owned retail monobrand stores was 2,849 as of December 31, 2019, compared to 3,073 as of December 31, 2018. As of December 31, 2019, the number of franchise stores was 1,678, compared to 1,761 as of December 31, 2018. As of December 31, 2019, we had 134 “Know How” stores, compared to 143 as of December 31, 2018. The total number of owned retail monobrand stores as of December 31, 2019 was 4,661 stores as compared to 4,961 stores as of December 31, 2018. We continued our partnership programs to increase the number of the joint stores with coffee shops, post offices and ATMs.
    In 2019, we maintained high availability of live agents at call centers, simplified a number of service procedures and business processes and endeavored to improve overall customer care, operational efficiency and customer experience. Several initiatives were launched to transition our customer care functions from traditional voice channels to digitalized text and self-service channels. Our mobile self-service application for iOS and Android was downloaded approximately 14 million times in 2019, and the monthly active base of the MyBeeline platform reached 10.1 million active customers per month as of December 31, 2019. Additionally, in December 2019 we launched a new service communication channel in pilot mode and began offering support for WhatsApp, the most popular messenger in Russia, with the aim of digitizing our customers' experiences. We continued to develop ChatBot, a software robot that converses in natural language, provides necessary information and answers clients’ questions as a call center operator in our mobile application and website, which helped to automate up to 70% of clients’ requests. In 2019, we also completed the roll out of Voice Speech Recognition in interactive voice response (IVR), a software that automatically allows the IVR system to understand inbound voice calls and route clients’ requests to the right menu.
The updated Beeline TV service, which was launched in May 2018, gained traction in 2019 as the audience exceeded 1 million users. A key feature of the updated service is the OTT mode, allowing a subscriber of any mobile and fixed telecom operator can use the service on both their mobile devices and at home. The Beeline TV multi-platform service provides access to more than 300 TV channels with the ability to view the archive of programs and films from leading Russian and Hollywood film studios and the ability to subscribe to films and TV shows from certain partners.
Competition
The following table shows our and our primary mobile competitors’ respective customer numbers in Russia as of December 31, 2019:

Operator	Customers in Russia (in millions)
MTS	71.7
MegaFon	68.7
PJSC VimpelCom	52.0
Tele2	44.2

Source: Analysys Mason.

According to Analysys Mason, there were approximately 239.1 million mobile customers in Russia as of December 31, 2019, compared to 239.4 million mobile customers as of December 31, 2018, representing a mobile penetration rate of approximately 161.9% as of December 31, 2019, compared to approximately 161.9% as of December 31, 2018.
Mobile Business in Pakistan
In Pakistan, customers continued to migrate to 4G/LTE following its launch in 2017. We operate in Pakistan through our operating company, PMCL and our brand, “Jazz,” which is the historic Mobilink brand together with the merged Warid brand. In 2019, PMCL provided 3G services in over 300 towns and cities and 4G/LTE services in 228 cities.
In Pakistan, we offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2019, approximately 96.8% of our customers in Pakistan were on prepaid plans.
The table below presents the primary mobile telecommunications services we offer in Pakistan.

Voice
• airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
Internet and data access
• GPRS, EDGE, 3G and 4G/LTE
Roaming
• active roaming agreements with 326 GSM networks in 148 countries
• GPRS roaming with 248 networks in 116 countries
• CAMEL roaming through 122 networks in 67 countries
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
Messaging
• SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail), and mobile instant messaging
Content/infotainment
• ecosystem of digital services: mobile TV, music and live audio streaming, video streaming, mobile magazine, sports (including cricket), mega deals
Mobile financial services(1)
• mobile payment; banking card; trusted payment; banks notification; and mobile insurance

(1)
Mobilink Microfinance Bank Limited (“Mobilink Bank”), our wholly owned subsidiary owned through Global Telecom Holding SAE, carries on a microfinance banking business and provides certain MFS, DFS and traditional banking services (including the granting of microfinance loans, provision of credit, payment and transfer services and a variety of other banking services)  in Pakistan under license granted by the State Bank of Pakistan and is subject to regulation by the State Bank of Pakistan.  In partnership with Jazz, Mobilink Bank offers mobile wallets and payment services under the brand “Jazz Cash”.

The table below presents a description of business licenses relevant to our mobile business in Pakistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License(1)(3)	Expiration
2G(3)	Nationwide	2022
	Nationwide	2019 (2)
3G	Nationwide	2029
4G/LTE (NGMS)	Nationwide	2032
	Nationwide	2019 (2)

(1)
Warid (now merged with Jazz) acquired a 15-year technology neutral license in 2004 for US$291 million. US$145.5 million was paid upfront with the remainder paid in ten equal annual installments starting with a four-year grace period, with the last payment made May 2018.  The same 2G license was amended in December 2014 by the Pakistan Telecommunication Authority (“PTA”) to allow Warid to provide 4G/LTE services in Pakistan. Additionally, the National Accountability Bureau is currently conducting an investigation into certain former PTA and other officials, and has requested information from Jazz concerning Warid’s 2014 license amendment while the investigation is ongoing.

(2)
The ex-Warid license renewal was due in May 2019. Pursuant to directions from the Islamabad High Court, the PTA issued a license renewal decision on July 22, 2019 requiring payment of US$39.5 million per MHz for 900 MHz spectrum and US$29.5 million per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately US$450 million (excluding advance tax of 10%). On August 17, 2019, Jazz appealed the PTA’s order to the Islamabad High Court. On August 21, 2019, the Islamabad High Court suspended the PTA’s order pending the outcome of the appeal  and subject to Jazz making payment in the form of security (under protest) as per the options given in the PTA’s order. In September 2019, Jazz deposited approximately US$225 million in order to maintain its appeal in the Islamabad High Court regarding the PTA’s underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit.  The deposit is recorded as a non-current financial assets in the statement of financial position. The next hearing date before the Islamabad High Court is April 9, 2020

(3)
In addition, PMCL and its subsidiaries have other licenses, including LDI, WLL, local loop licenses, licenses to provide non-voice communication services, and licenses to provide class VAS in Pakistan, AJK and Gilgit-Baltistan. The licensees must also pay annual fees (0.5%) to the PTA and make universal service fund contributions (1.5%) and/or research and development fund contributions (0.5%), as applicable, in a total amount equal to a percentage of the licensees’ annual gross revenues (less certain allowed deductions) for such services.

(4)
In 2007, PMCL renewed its 2G license for a further term of 15 years. As of December 31, 2019, PMCL had paid its outstanding balance of US$14.5 million to the PTA for the renewal of its 2G license (paid on December 5, 2019). This amount had been payable in yearly installments of US$14.5 million, payable in December of each year, until December 2019. PMCL has two 15-year licenses for provision of cellular mobile 2G services in AJK and Gilgit-Baltistan.

LICENSE FEES
Under the terms of its 2G, 3G and 4G/LTE licenses, as well as its license for services in AJK and Gilgit-Baltistan, PMCL must pay annual fees to the PTA and make universal service fund contributions and/or research and development fund contributions, as applicable (not all of the foregoing are applicable to all licenses), in a total amount equal to 2.5% of PMCL’s annual gross revenues (less certain allowed deductions) for such services, in addition to spectrum administrative fees.

PMCL’s total license fees (annual license fees plus revenue sharing) in Pakistan (excluding the yearly installments noted above) were US$24.7 million, US$26.9 million, and US$26.7 million for the years ended December 31, 2019, 2018 and 2017, respectively. PMCL’s total spectrum administrative fee payments, including for Warid’s spectrum, were US$1.6 million, US$1.9 million, and US$1.5 million for the years ended December 31, 2019, 2018, and 2017, respectively.

Mobile bundles
We continue to focus on a technology agnostic mobile internet portfolio, meaning same pricing across 2G, 3G and 4G/LTE technologies. n Pakistan, we offer a portfolio of tariffs and products designed to cater to the needs of specific market segments, including mass-market customers, youth customers, personal contract customers, SOHOs (with one to three employees), SMEs (with four to 249 employees) and enterprises (with more than 249 employees). We offer corporate customers several postpaid plan bundles, which include on-net minutes, variable discounts for closed user groups and follow-up minutes based on bundle commitment.
Distribution
As of December 31, 2019, our sales channels in Pakistan included one company store, 21 business centers, a direct sales force of 183 employees looking after indirect sales channels, 399 exclusive franchise stores currently active and additional 102 monobrands outlets and over 217,389 non-exclusive third-party retailers. For top-up, we offer prepaid scratch cards and electronic recharge options, which are distributed through the same channels. Jazz brand SIMs are sold through more than 40,431 retailers, supported by biometric verification devices.

Competition
The following table shows our and our competitors’ respective customer numbers in Pakistan as of December 31, 2019 :

Operator	Customers in Pakistan (in millions)
PMCL (“Jazz”)	60.5
Telenor Pakistan	45.7
Zong	35.8
Ufone	23.4

Source: The Pakistan Telecommunications Authority.
According to the PTA, there were approximately 165.4 million mobile customers in Pakistan as of December 31, 2019, compared to 154.0 million mobile customers in Pakistan as of December 31, 2018, representing a mobile penetration rate of approximately 78.2% compared to 74.5% as of December 31, 2018.
Mobile Business in Algeria
We operate in Algeria through our operating company, Optimum, and our brand, “Djezzy.” Optimum provides 4G/LTE services in Algeria in 28 of 48 provinces across the country, including Algiers, and the largest provinces in terms of population. In Algeria, we generally offer our customers mobile telecommunications services under prepaid and postpaid plans. As of December 31, 2019, prepaid, postpaid and hybrid (a monthly fee with recharge possibility) represented approximately 86%, 4% and 10%, respectively, of the revenue generated by all our customers in Algeria.
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
Roaming
• active roaming agreements with 458 GSM networks in 158 countries
• GPRS roaming with 316 networks in 119 countries
• 3G roaming with 250 networks in 109 countries
• 4G/LTE roaming with 73 networks in 39 countries
• GPRS, EDGE, 3G and 4G/LTE technology
• roaming agreements generally state that the host operator bills OTA for roaming services; OTA pays these charges and then bills the customer for these services on a monthly basis
VAS
• caller-ID; call forwarding; conference calling; call blocking; call waiting; beep call; verso+; collect SMS; VMS vocal message service; A2P; and short code third party services
Messaging
• SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail), and mobile instant messaging
Content/infotainment
•    mobile message notification service offering packages with various types of content (sports, news, food, culture) (SMS SCOOP); ring back tunes (RBT); co-branding with VTC service app (Yassir); game portal

Mobile financial services
• peer-to-peer credit transfer and credit loan
The table below presents a description of business licenses relevant to our mobile business in Algeria. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
2G(1)	Nationwide	2021
VSAT(2)	Nationwide	2019
3G(3)	Nationwide	2028
4G/LTE(4)	Nationwide	2031

(1)
In 2001, OTA was awarded a 15-year license to operate a 2G telecommunications network for an aggregate fee of approximately US$737 million. The license expired in 2016 and was renewed for a five-year period at no additional cost (Decree 17-195 of June 11, 2017).

(2)
In 2003, OTA acquired a VSAT data-voice license for an aggregate fee of US$2.05 million and renewed the license in 2014 for an additional period of five years, at no additional cost. This license expired in April 2019, and, a new license agreement was signed in September 2019 between Optimum, ARPCE and MPT, with publication of the executive decree finalizing the renewal expected by December 2020.

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

LICENSE FEES
Under the terms of its 2G, 3G, 4G/LTE and VSAT licenses, OTA is required to pay contributions for the universal service and environmental protection fund (3% of revenues); management of the numbering plan (0.2% of revenues less interconnection costs); research, training and standardization (0.3% of revenues less interconnection costs); license fees for 3G and 4G licenses (1% of revenue less interconnection costs; and a new tax (0.5% of revenues excluding VSAT) introduced in the 2018 Finance Law.
OTA’s total license fees in Algeria were US$65.1 million, US$62.6 million, and US$61.8 million for the years ended December 31, 2019, 2018 and 2017, respectively, of which US$27.8 million, US$28.1 million, and US$28.1 million, respectively, was related to spectrum charges, and US$37.3(1) million, US$34.5 million, and US$33.7 million, respectively, was related mainly to contributions made to the Universal Services of Telecommunications fund and to the number plan management over the same periods.

(1)
Reflects a change of the universal services tax calculation rule, from a calculation base of 3% of total revenue less interconnection cost to a calculation base of 3% of total revenue, with retroactivity on 2018 (impact of US$2.2 million of 2018 reported on 2019).

Distribution
As of December 31, 2019, we sell our mobile telecommunications services through our 82,437 shops, indirect channels (distributors), and indirect points of sale, of which 124 were monobrand shops rented, equipped, staffed and managed by Optimum and equipped with IT material and sales applications. Our seven exclusive national distributors cover all 48 wilayas (provinces) of Algeria and are distributing our products through over 82,313 points of sale, of which all are authorized to sell airtime and 14,444 are authorized to sell SIMs. As of December 31, 2019, we also had a pool of more than 99 agents in call centers, who focus on customer care, including retention, troubleshooting and handling of complaints. This pool of insourced agents are directly managed by Optimum in three languages (Arabic, French, and Amazigh). We provide customer support for the Djezzy brand through our call centers, which are open 24 hours per day and seven days per week.
Competition
Growth in Algeria’s mobile market is expected to slow, and attention is expected to shift to maintaining or improving ARPU, supported by data revenue growth after the commercial launch of 4G/LTE networks.
The following table shows our and our competitors’ respective customer numbers in Algeria as of December 31, 2019:

Operator	Customers in Algeria (in millions)
Mobilis	21.6
Optimum (“Djezzy”)	14.6
Ooredoo	12.6

Source: Analysys Mason.
According to Analysys Mason, there were approximately 48.8 million mobile customers in Algeria as of December 31, 2019, compared to 51.3 million mobile customers as of December 31, 2018, representing a mobile penetration rate of approximately 112.3%, compared to 120.4% as of December 31, 2018.
Mobile Business in Bangladesh
We operate through our operating company, Banglalink Digital Communications Limited (“BDCL”) and our brand “banglalink” in Bangladesh. On February 19, 2018, BDCL acquired a 4G/LTE license for US$1.2 million in order to launch a high-speed data network. Following the rollout of the 4G/LTE network, the number of data customers has grown rapidly, which positively affects ARPU as the use of the internet grows, with improving data speed presenting a significant opportunity for mobile operators in Bangladesh to increase their market shares in significant urban centers.
The telecommunications market in Bangladesh is largely comprised of prepaid customers. As of December 31, 2019, approximately 94% of our customers in Bangladesh were on prepaid plans.
The table below presents the primary mobile telecommunications services we offer in Bangladesh.

Voice
• airtime charges from mobile postpaid and prepaid customers, including voice packs and mixed bundles
Internet and data access
• GPRS, EDGE, 3G and 4G/LTE technology
• data services provided via pay-per-use and via a bundle
Roaming
• active roaming agreements with 400 GSM networks in 145 countries
• GPRS roaming with 301 networks in 115 countries
• maritime roaming and in-flight roaming
• roaming agreements generally state that the host operator bills BDCL for roaming services; BDCL pays these charges and then bills the customer for these services on a monthly basis
VAS
• call forwarding; conference calling; call blocking; call waiting; caller line identification presentation; call me back; and voicemail missed call alert
Messaging
• SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail) and mobile instant messaging
Content/infotainment
• news alert service; sports related content; job alerts; music streaming; mobile TV; content download; religious content; and RBT
Mobile financial services
• SMS and data network is provided to Bangladesh Post Office for their Mobile Money Order service

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

(3)
On February 13, 2018, BDCL acquired a 4G/LTE license for US$1.2 million. BDCL also acquired the right to use 10.6 MHz technology neutral of spectrum in 1800 MHz (5.6) and 2100 MHz (5) for US$323 million including VAT (33.34% of the fee has been considered as tariff value for 15% VAT). Banglalink also converted 15MHz of existing 2G spectrum for US$37.01 million.

LICENSE FEES
Under the terms of its 2G, 3G and 4G/LTE mobile licenses, BDCL is required to pay to the Bangladesh Telecommunication Regulatory Commission (i) an annual license fee of BDT 50.0 million (US$0.6 million as of December 31, 2019) for each mobile license; (ii) 5.5% of BDCL’s annual audited gross revenue, as adjusted pursuant to the applicable guidelines; and (iii) 1% of its annual audited gross revenue (payable to Bangladesh’s social obligation fund), as adjusted pursuant to the applicable guidelines. The annual license fees are payable in advance of each year, and the annual revenue sharing fees are each payable on a quarterly basis and reconciled at the end of each year.

BDCL’s total license fees (annual license fees plus revenue sharing) in Bangladesh were equivalent to US$36.9 million, US$34.7 million, and US$38.6 million for the years ended December 31, 2019, 2018 and 2017, respectively.

In addition to license fees, BDCL pays annual spectrum charges to the BTRC, calculated according to the size of BDCL’s network, its frequencies, the number of its customers and its bandwidth. The annual spectrum charges are payable on a quarterly basis and reconciled at the end of each year. BDCL’s annual spectrum charges were equivalent to US$11.8 million, US$11.8 million, and US$9.08 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Distribution
As of December 31, 2019, our sales and distribution channels in Bangladesh included 85 monobrand stores, a direct sales force of 71 enterprise sales managers and 174 zonal sales managers for mass market retail sales channels, 50,857 retail SIM outlets, 257,228 top-up selling outlets, online sales channels, and 4,485 key retail outlets. BDCL provides a top-up service through mobile financial services, ATMs, recharge kiosks, international top-up services, SMS top-up and banglalink online recharge. The banglalink brand provides customer support through its contact center, which is open 24 hours a day and seven days a week. The contact center caters to a number of after-sales services to all customer segments with a special focus on a “self-care” app to empower customers and avoid customer reliance on call center agents. In order to stimulate mobile phones and smartphones’ penetration, we offer banglalink branded internet through reverse-bundle model in device partners’ channels.
Competition
The mobile telecommunications market in Bangladesh is highly competitive. The following table shows our and our competitors’ respective customer numbers in Bangladesh as of December 31, 2019.

Operator	Customers in Bangladesh (in millions)
Grameenphone	76.5
Robi Axiata	49.0
BDCL (“banglalink”)	33.6
Teletalk	4.9

Source: Bangladesh Telecommunication Regulatory Commission and, for BDCL (“banglalink”) only, Analysys Mason.
The top three mobile operators, Grameenphone, banglalink and Robi Axiata, collectively held approximately 97.0% of the mobile market where the market consisted of approximately 165.6 million customers in Bangladesh as of December 31, 2019, compared to 156.9 million customers as of December 31, 2018, according to the Bangladesh Telecommunication Regulatory Commission. According to Analysys Mason, as of December 31, 2019, a mobile penetration rate comprised approximately 100.1% compared to 96.1% as of December 31, 2018.
Mobile Business in Ukraine
We operate in Ukraine with our operating company “Kyivstar” JSC and our brand, “Kyivstar.” The Ukrainian mobile market operates on a 2G, 3G and 4G/LTE basis. As of December 31, 2019, approximately 86% of our customers in Ukraine were on prepaid plans. Kyivstar secured 4G/LTE licenses and spectrum in two separate transactions in 2018.
The table below presents the primary mobile telecommunications services we offer in Ukraine.

Voice
• airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
Internet and data access
• GPRS/EDGE, 3G and 4G/LTE
Roaming
• active roaming agreements for 493 networks in 189 countries
• GPRS roaming on 431 networks in 167 countries
• 3G roaming on 316 networks in 133 countries
• 4G/LTE roaming on 75 networks in 56 countries
Messaging
• SMS; MMS; voice messaging and SMS services (including information services such as news, weather, entertainment chats and friend finder)
Content/infotainment
• voice services (including referral services); content downloadable to telephone (including music, pictures, games and video); mobile TV and RBT
Mobile financial services
• mobile payment; banking card; trusted payment; banks notification; mobile insurance; and Smart Money (payment method for services via mobile phone)

The table below presents a description of business licenses relevant to our mobile business in Ukraine. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
GSM900 and GSM1800(1)	Nationwide	October 5, 2026(4)
3G(2)	Nationwide	April 1, 2030
4G/LTE(3)	Nationwide	July 1, 2033 (1800 MHz)
4G/LTE(3)	Nationwide	January 31, 2033 (2600 MHz)

(1)	Licenses were received on October 5, 2011 for a term of 15 years each.

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

(4)
The date is valid for licenses to provide telecommunications services. Due to the changes to legislation that came into force on December 24, 2019, extensions and renewals of these licenses will not be required in future. The licenses for the radio frequency resource in 900 MHz are currently (as of February 27, 2020) being re-issued as part of a government project on 900 MHz redistribution and refarming as a way to introduce 4G (LTE) into 900 MHz. As a result of this project, Kyivstar returned 12.5 MHz and received back on average across the country 11.9 MHz, out of which 6.2 MHz was provided with technological neutrality license conditions.

LICENSE FEES
In 2019, Kyivstar PJSC made spectrum and license payments as follows: annual fee for the use of radio frequency spectrum - UAH 991 million (paid to the State Budget); EMC monitoring - UAH 226.3 million (paid to Ukrainian State Center of Radio Frequencies); and an extension of existing licenses and acquisition of new licenses (13 licenses in all) on use of radio frequency spectrum and fixed line services - UAH 23.1 million (paid to the State Budget).

Mobile bundles
Kyivstar offers bundles including combinations of voice, SMS and MMS, mobile data and OTT services.

Distribution
Kyivstar’s strategy is to maintain a leadership position by using the following distribution channels: distributors (36% of all connections), local chains (16%), national chains (9%), monobrand stores (21%), direct sales (11%) and active sales (7%).
Competition
The following table shows our and our primary mobile competitors’ respective customer numbers in Ukraine as of December 31, 2019:

Operator	Customers (in millions)
Kyivstar	26.2
“VF Ukraine” JSC	19.6
“lifecell” LLC	7.4

Source: Analysys Mason
Kyivstar competes primarily with “VF Ukraine” JSC, operating under the Vodafone brand, which is 100% owned by Bakcell LLC (NEQSOL Holding international group of companies) and operates a GSM900/1800 and an LTE 1800/2600 network in Ukraine. Kyivstar also competes with “lifecell” LLC, which is 100% owned by Turkcell, as well as with Trimob LLC, a 100% affiliate company of Ukrtelecom to provide services under a 3G license, and with other small CDMA operators.
According to Analysys Mason, as of December 31, 2019, there were approximately 56.2 million customers in Ukraine, representing a mobile penetration rate of approximately 134.3 % compared to 56.3 million customers and a mobile penetration rate of 134.0% as of December 31, 2018.
Mobile Business in Uzbekistan
In Uzbekistan, we operate through our operating company, LLC “Unitel,” and our brand, “Beeline.” We offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2019, approximately 98.0% of our customers in Uzbekistan were on prepaid plans.
Our 3G/HSPA services were commercially launched in 2008, and the majority of the network was constructed in 2010. Our 4G/LTE services were commercially launched in 2014. Unitel was the first mobile operator to provide 4G/LTE services.
The table below presents the primary mobile telecommunications services we offer in Uzbekistan.

Voice
• airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
• GSM service is provided in 2G and 3G networks; call duration for one session is limited to 40 minutes
Internet and data access
• GPRS/EDGE/3G/4G/LTE networks
Roaming
• active roaming agreements with 487 GSM networks in 186 countries
• GPRS roaming with 392 networks in 164 countries
• CAMEL roaming through 287 networks in 123 countries
• roaming agreements generally state that the host operator bills us for roaming services; we pay these charges and then bill the customer for these services on a monthly basis
VAS
• caller-ID; voicemail; call forwarding; conference calling; call blocking; and call waiting
Messaging
• SMS and voice messaging
Content/infotainment
•    voice services (including referral services), content downloadable to telephone (including music, pictures, games and video), RBT, SMS content services (including information services such as news, weather, entertainment chats and friend finder) and proprietary digital content services (including Beeline TV and Beeline music)

Mobile financial services
• proprietary payment system “Beepul” (including card-to-card transfer); bank card payments; and trusted payment
The table below presents a description of business licenses relevant to our mobile business in Uzbekistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
GSM900/1800(1)	Nationwide	August 7, 2031
3G(1)	Nationwide	August 7, 2031
4G/LTE(1)	Nationwide	August 7, 2031
International Communication Services License	Nationwide	2026
Data Transfer	Nationwide	Unlimited/June 2020(2)
Inter-city communication services license	Nationwide	2026
TV broadcasting	Nationwide	2023

(1)	Requires annual license fee payments.

(2)	License for exploitation of the data transfer network does not have a fixed term, and license for design, construction and service provision of data transfer network expires in June 2020.

LICENSE FEES
In 2019, Unitel LLC made payments for spectrum and licenses with the following split: the annual fee for use of radio frequency spectrum in the total amount of US$3,246,693 and renewal of existing licenses (7 licenses in total) in the total amount of US$3,239,835 paid to the state budget of Ministry for Development of Information Technologies and Communications.

Mobile bundles
We offer bundled tariff plans, which may differ by types or volume of traffic, duration (daily, weekly, fortnightly, and monthly), and region or charge type. Currently, we provide data only bundles consisting of different types of traffic volume, charge and duration and integrated bundles consisting of traditional voice with SMS and data traffic, including digital services.
Distribution
In Uzbekistan, we offer a portfolio of tariffs and products for the prepaid system designed to cater to the needs of specific market segments, including mass-market customers, youth customers and high value contract customers. Further, we have the following four segments in our postpaid system: Large Accounts, Business to Government, SME and SOHO. As of December 31, 2019, our sales channels in Uzbekistan include 27 offices and monobrand stores, 594 exclusive stores and 1,112 multibrand stores.
Competition
The following table shows our and our primary mobile competitors’ respective customers in Uzbekistan as of December 31, 2019:

Operator	Customers (in millions)
LLC “Unitel”	8.1
Ucell	7.1
UzMobile (Uzbektelecom)	4.8
UMS	3.0
Perfectum	0.3

Source: Analysys Mason.
According to Analysys Mason, as of December 31, 2019, there were approximately 23.3 million mobile customers in Uzbekistan, representing a mobile penetration rate of approximately 70.1% compared to 22.2 million customers and a mobile penetration rate of 67.7% in 2018.
Mobile Business in Kazakhstan
In Kazakhstan, we operate as Beeline Kazakhstan, the country’s largest independent mobile operator. As of December 31, 2019, approximately 94.6% of our customers in Kazakhstan were on prepaid plans.
The table below presents the primary mobile telecommunications services we offer in Kazakhstan.

Voice
• Standard voice services
•
Prepaid and postpaid airtime charges from customers, including weekly and monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime usage when customers travel abroad

Internet and data access
• 3G and 4G/LTE service
• technology neutral licenses
Roaming
• Voice roaming with 561 networks in 191 countries
• 4G/LTE roaming with 174 networks in 77 countries
• GPRS roaming with 472 networks in 152 countries
• CAMEL roaming through 351 networks in 137 countries
• roaming agreements generally state that the host operator bills us for roaming services; we pay these charges and then bill the customer for these services on a monthly basis
VAS
•    caller-ID; voicemail; call forwarding; call blocking; trusted payment; receiving party pays (RPP); callback services; mobile transfer (transferring funds from the balance of one subscriber to the balance of another)

Messaging
• SMS; display of Beeline account balance information
Content/infotainment
• Brand Content (including Yandex, ZVOOQ, Book.beeline.kz, Viktorina, RBT) • Non-Brand (including Voice CPA, Content), SMS inform, free phone
Mobile financial services
• proprietary payment system “Beepul” (including card-to-card transfer); bank card payments; and trusted payment
The table below presents a description of business licenses relevant to our mobile business in Kazakhstan.

Licenses (as of December 31, 2019)	Expiration
Mobile services (GSM900/1800, UMTS/WCDMA2100, 4G/LTE800/1800)	Unlimited term

(1)	License received on August 24, 1998.

(2)	KaR-Tel has permission to use of spectrum in 800 MHz, 900 MHz, 1800 MHz and 2100 MHz for mobile services and in 2.5-2.6 GHz, 3.3-3.5 GHz, and 5,5 GHz for wireless access to internet (WLL).

(3)
Upfront payments in US$ are: 800 MHz (US$62,691,378) in 2016, 900 MHz (US$67,500,000) in 1998, 1800 MHz (US$10,958,904) for 4G in 2016, 2G (US$20,783,107) in 2008, and 2100 MHz (US$34,106,412) in 2010.

LICENSE FEES
Under the Kazakhstan tax code, in 2019 KaR-Tel was required to pay: (i) an annual fee for the use of radio frequency spectrum amounting to KZT 5,632,286,663 for mobile and KZT 141,685,472.30 for a wireless local loop (WLL); and (ii) a mobile services provision payment amounting to 1.3992% of corporate revenues from provided communications services, which totaled KZT 1,743,099,899.

Mobile bundles
Our suite of integrated bundles is designed for active data-users. We focus on data services, such as unlimited access to popular resources: social networks, instant messaging and video hosting. In 2019, we switched to a 4-week billing cycle and launched a service enabling the exchange of extra minutes for gigabytes. In 2020, we expect to launch a paid family option allowing several numbers to exist on a single account. All bundles work with a mixed payment system: they automatically switch to daily payment if the current balance is insufficient for full payment. The penetration of bundles into the active base is 90%.
Distribution
We distribute our products in the countries in Kazakhstan through owned monobranded stores, franchises and other distribution channels. As of December 31, 2019, we had 145 total stores in Kazakhstan (including 20,151 other points of sale, such as electronics stores).

Competition
The following table shows our and our primary mobile competitors’ respective customers in Kazakhstan as of December 31, 2019:

Operator	Customers (in millions)
Beeline Kazakhstan	10.4
Telia Company (Kcell)	8.2
Tele2/Altel	7.3

Source: Analysys Mason.
According to Analysys Mason, as of December 31, 2019, there were approximately 26.0 million mobile customers in Kazakhstan, representing a mobile penetration rate of approximately 139.0% compared to 26.1 million customers and a mobile penetration rate of 141.4% in 2018.
Mobile Business in Others
In the countries in our “Others” category, we generally offer our customers mobile telecommunications services under prepaid and postpaid plans.
The “Others” category represents our operations in Kyrgyzstan, Armenia and Georgia. For information on reportable segments, see Item 5 — Operating and Financial Review and Prospects — Reportable Segments.
As of December 31, 2019, we had the following percentages of prepaid and postpaid customers:

Payment Plan	Kyrgyzstan	Armenia	Georgia
Prepaid	95.4%	87.5%	100%
Postpaid	4.6%	12.5%	—%

Voice
• Standard voice services
•    Prepaid and postpaid airtime charges from customers, including weekly and monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime usage when customers travel abroad.

Internet and Data Access
• 3G and 4G/LTE services in each of Kyrgyzstan, Armenia, and Georgia
• technology neutral licenses in each of Kyrgyzstan, Armenia, and Georgia
Roaming
Kyrgyzstan	Voice: 429 networks in 130 countries
GPRS: 260 networks in 99 countries
4G/LTE: 49 networks in 34 countries
CAMEL: 198 networks in 86 countries
Armenia	Voice: 439 networks in 184 countries
GPRS: 361 networks in 139 countries
CAMEL: 271 networks in 113 countries
3G: 312 networks in 131 countries
4G/LTE: 143 networks in 82 countries
Georgia	Voice: 230 networks in 92 countries
GPRS: 209 networks in 83 countries
CAMEL: 167 networks in 67 countries
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

Country	Licenses (as of December 31, 2019)	Expiration
Kyrgyzstan	Radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 796-801MHz/837-842MHz	September 2025
	Radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 791-796MHz/832-837MHz	December 2026
	Radio spectrum of 900 MHz, 1800 MHz and 2100 MHz for the entire territory of Kyrgyzstan (technology neutral)	October 2024
	National license for electric communication service activity	Unlimited term
	National license for base station transmission	December 2024
	National license for services on data traffic	Unlimited term
Armenia(1)	Network operation for the entire territory of Armenia	March 2028
	National licenses to use radio spectrum of 900 MHz, 1800 MHz and 2100 MHz for the entire territory of Armenia (technology neutral)	March 2023 April 2029 June 2029
Georgia	GSM1800 10 MHz frequency	February 2030
	GSM900 5.49 MHz frequency	February 2030
	LTE 800 10 MHz frequency	February 2030
	10 MHz 3G frequency	December 2031

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
Distribution
We distribute our products in the countries in our “Others” category through owned monobranded stores, franchises and other distribution channels. As of December 31, 2019, we had 71 stores in Kyrgyzstan (including 5072 other points of sale), 78 stores in Armenia, and 35 stores in Georgia.

Mobile customers and mobile penetration rate

The table below presents our total number of customers and the total mobile penetration rate for all operators in each of the countries in our “Others” category as of December 31, 2019 and December 31, 2018.

	2019 (millions of customers)	Mobile Penetration	2018 (millions of customers)	Mobile Penetration
Kyrgyzstan	2.3	126.8%	2.6	121.5%
Armenia	0.9	127.6%	1.0	125.9%
Georgia	1.4	134.8%	1.3	133.2%

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
• managed Wi-Fi networks based on IEEE 802.11b/g/n/ac wireless technology
•    virtual PSTN number, xDSL services, session initiation protocol (SIP) connection, financial information services, data center services, such as co-location, web hosting, audio conference and domain registration services

•    IPTV services (1.45 million customers), virtual PBX, certain Microsoft Office packages (including SaaS), web-videoconferencing services and sale, rental and technical support for telecommunications equipment

• Pay TV (cable TV) (25,591 customers)
• OTT TV (TVE)
• FMC product services (1,334,834 customers)
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
Coverage
• all major population centers
• 40 regions of Russia (175 cities covered by FTTB network), including FVNO projects
Operations
• operate a number of competitive local exchange carriers that operate fully digital overlay networks in a number of major Russian cities
Customers
• FTTB and FMC
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

Voice Services
• Rostelecom	• TransTelecom	• OJSC “Multiregional TransitTelecom”
Data Services
• Rostelecom	• TransTelecom	• MegaFon
Fixed-line Broadband
• Rostelecom	• Akado	• NetbyNet
• MTS and its subsidiaries	• ER-Telecom

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
Licenses
The table below presents a description of business licenses relevant to our fixed-line business in Russia and which expire in 2020. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
Local Communications Services	Krasnodar	October 1, 2020
Leased Communications Circuits Services	St. Petersburg	June 8, 2020
Intra-zone Communication Services	Krasnodar	December 12, 2020
Telematic Services	Krasnodar	September 14, 2020
	Moscow	November 21, 2020
	St. Petersburg	November 21, 2020
Data Transmission Services License	Krasnodar	September 14, 2020
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
Coverage
• wired and wireless access services include FTTx, PMP (point to multipoint), point-to-point radios, VSAT, and WiMax connecting more than 225 locations across Pakistan
Operations
• long-haul fiber optic network covers more than 10,000 kilometers and, supplemented by wired and wireless networks
Customers
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

Internet Services
• PTCL	• Wi-Tribe	• World Call
• Wateen
Carrier and Operator Services
• PTCL	• Wi-Tribe	• World Call
• Wateen	• Telenor Pakistan
Fixed-line Broadband
• Pakistan Telecommunication Company Limited, or “PTCL”	• Cybernet	• Supernet
• Multinet	• Nexlinx
• Wateen	• Nayatel

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
• FTTB services tariffs for fixed-line broadband internet access targeted at different customer segments
Coverage
• provided services in 122 cities in Ukraine (excluding cities in Crimea and the ATO zone)
• engaged in a project to install FTTB for fixed-line broadband services in approximately 42,131 residential buildings in 122 cities, providing over 58,158 access points
Our joint carrier and operator services division in Ukraine provides local, international and intercity long- distance voice traffic transmission services to Ukrainian fixed-line and mobile operators on the basis of our proprietary domestic long-distance/ILD network, as well as IP transit and data transmission services through our own domestic and international fiber optic backbone and IP/MPLS data transmission network. We derive most of our carrier and operator services revenue in Ukraine from voice call termination services to our own mobile network and voice transit to other local and international destinations.

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

Licenses
Following recent legislative changes, including the changes to the Law “On Telecommunications” made in 2019 by the Ukrainian Parliament, state licensing of fixed-line telecommunications services is now abolished. Accordingly, our fixed-line business in Ukraine no longer requires licensing in order to operate. Licensing of radio frequency resource (RFR) use remains unchanged.
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

Fixed-line Services
• Uztelecom	• Sharq Telecom
• East Telecom	• TPS
• Sarkor Telecom	• EVO
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
• Session Initiated Protocol telephony
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

Fixed Internet and Cable TV Services
• U!Com
• Rostelcom

Licenses
The table below presents a description of business licenses relevant to our fixed-line business in Armenia. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
Fixed communication	Nationwide	2028
Fixed wireless access (450 MHz (LTE450))	Regional	2023
Fixed-line Business in Kazakhstan
The table below presents a description of the fixed-line telecommunications services we offer in Kazakhstan.

Services
• high-speed internet access
• local, long distance and international voice services over IP
• local, intercity and international leased channels and IP VPN services
• cloud services
• integrated corporate networks (including integrated network voice, data and other services)
• FMC product, including mobile bundles and video content from Amediateka and IVI
• ADSL, FTTB, Wi-Fi, WiMax, VSAT
Distribution
We are focusing on customer base and revenue growth, which we aim to promote by expanding our transport infrastructure, developing unique products, strengthening our position in the market and enhancing our sales efforts and data services.
Competition
The table below presents our competitors in the fixed-line telecommunications services market in Kazakhstan.

Internet, Data Transmission and Traffic Termination Services
• Kazakhtelecom	• TransTelecom (owned by Kazakhstan Temir Zholy, the national railway company)
• KazTransCom	• Astel (a leader in the provision of satellite services)
Licenses
The table below presents a description of business licenses relevant to our fixed-line business in Kazakhstan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
Long-distance and International	Nationwide	Unlimited
Regulatory
For a description of certain laws and government regulations to which our main telecommunications businesses are subject, see Exhibit 99.2 — Regulation of Telecommunications.
The voice, data and connectivity services we provide may also expose us to sanctions and embargo laws and regulations of the United States, the United Nations, the European Union, the United Kingdom and the jurisdictions in which we operate. In addition, as a global telecommunications company, we have roaming and interconnect arrangements with mobile and fixed-line operators located in the majority of countries throughout the world, including in countries where certain sanctions restrictions may be imposed. For a discussion of the sanctions regimes we are subject to, including the risks related to such exposure, see Item 3.D. Risk Factors - Geopolitical Risks - " Violations of and changes to applicable sanctions and embargo laws may harm our business”.

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
Information Technology
We devote considerable resources to the maintenance, development and improvement of our IT systems. As part of our continuous IT innovation process, we engage with third parties in order to develop and implement IT technologies across our infrastructure. In June 2016 in partnership with Ericsson, we entered into a technology infrastructure agreement which was subsequently amended in July 2017 and February 2019. Under the current agreement, which reflects a reduction in scope from the prior agreements, Ericsson will upgrade our core IT systems with new digital business support systems (DBSS) using software from Ericsson and will manage the new systems under the managed services agreement. The new Ericsson DBSS system has already been launched in three of our operations: Georgia, Algeria, and Bangladesh.
We are also in the process of implementing our cyber security strategy, which we believe will enable us to better identify potential threats that may impact our business and, consequently, may aid us in the implementation of the required security measures to address such threats.
Intellectual Property
We rely on a combination of trademarks, service marks and domain name registrations, copyright protection and contractual restrictions to establish and protect our technologies, brand name, logos, marketing designs and internet domain names. We have registered and applied to register certain trademarks and service marks in connection with our telecommunications and digital businesses in accordance with the laws of our operating companies. Our registered trademarks and service marks include our brand name, logos and certain advertising features. Our copyrights and know-how are principally in the area of computer software for service applications developed in connection with our mobile and fixed-line network platform, our internet platforms and non-connectivity service offerings and for the language and designs we use in marketing and advertising our communication services. For a discussion of the risks associated with new technology, see Item 3.D. Risk Factors — Operational Risks — “Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our intellectual property rights will be adequate” and — Regulatory, Compliance and Legal Risks — “New intellectual property laws or regulations may require us to invest substantial resources in compliance or may be unclear.”
Corporate Social Responsibility
The Group Chief Strategy Officer oversees the corporate responsibility program and function, and the corporate responsibility team confers with our management in connection with executing its duties.
We have a long-term corporate responsibility strategy, consisting of two main elements: maintaining the trust of our stakeholders by behaving in a responsible and sustainable manner, reflected in our “license to operate” initiatives, and by creating shared value in our communities through our products and services, reflected in our “license to grow” initiatives. We are committed to investing in the markets in which we operate and continue to seek opportunities to leverage our technology, commercial expertise and the commitment of our employees for the betterment of our communities.
Our group annual sustainability report meets Global Reporting Initiative standards at the “core” level, follows the guidance in the AA1000 Accountability Principles Standard and is influenced by International Integrated Reporting Council guidance.
The annual sustainability report has obtained a “reasonable” level of assurance in various “subject matters” to meet the requirements of the International Standard on Assurance Engagements (ISAE) 3000 (revised). For the AA1000 Principles, our assurance engagement was planned and performed to meet the requirements of a Type 1 “moderate level” of assurance as defined by AA1000 Assurance Standard (AA1000AS) 2008.

As part of our reporting cycle, we assess the effectiveness of our corporate responsibility strategy and revise it when needed.
    Our approach to the identification, management and evaluation of corporate responsibility is guided by three main principles:

•	Stakeholders: By engaging with our stakeholders, we understand their concerns and expectations, and we follow a number of stakeholder-defined standards and guidelines;

•	Materiality: Using pre-defined criteria, we prioritize by assessing individual opportunities against our strategy and their importance to our stakeholders; and

•
Accountability: We are accountable to our stakeholders through the publication of our annual Sustainability Report. We also share periodic updates with internal stakeholders, including members of management, to inform them about key corporate responsibility-related developments and our corporate responsibility performance.

In November 2019, we were recognized as among the most transparent companies in the Netherlands by the Dutch Transparency Benchmark (Transparantiebenchmark). More than 480 of the largest companies in the Netherlands were assessed for the Dutch Transparency Benchmark by the Dutch Ministry of Economic Affairs and Climate Policy, and VEON improved its ranking from 449 in 2011 to 32 in 2019. Furthermore, among technology-focused companies in the Netherlands, VEON ranked fourth.
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
As is standard practice for global telecommunications companies, VEON, via certain non-U.S. subsidiaries, has wholesale roaming and interconnect arrangements with mobile and fixed line operators located in the majority of countries throughout the world, including Iran. These agreements allow VEON’s customers to make and receive calls internationally, including when on other networks. In addition, a selection of VEON’s non-U.S. subsidiaries also provide telecommunications services to embassies of Iran located in some of the countries in which VEON operates. VEON intends to continue these agreements.
VEON’s non-U.S. subsidiaries have roaming agreements with the following GSM mobile network operators in Iran which may be owned, controlled or otherwise affiliated with the government of Iran: Telecommunications Company of Iran (“TCI”), MTN Irancell, Taliya Mobile and RighTel. During 2019, our gross revenue received from roaming arrangements with TCI, MTN Irancell and RighTel was approximately US$95,443, US$24,330 and US$2,091 respectively. We recorded an approximate net profit from roaming arrangements with TCI of US$38,335, and approximate net losses with MTN Irancell and RighTel of US$55,141 and US$145,344, respectively. During 2019, we received no gross revenue from roaming arrangements with Taliya Mobile with no net profits.
VEON’s Armenian subsidiary, VEON Armenia, began an agreement with TCI for the provision of voice services in 2003. During 2019, VEON Armenia recorded an approximate gross revenue from these activities of US$99,469 with net profits of US$75,553.
VEON’s Russian subsidiary, PJSC VimpelCom, began providing mobile services to Iran Air in 2019. During 2019, the approximate gross revenue and net profits for these services was US$452. VEON may discontinue this activity in compliance with applicable law.

VEON’s non-U.S. subsidiaries have the following agreements with Iranian embassies. During 2003, VEON Armenia began providing mobile and fixed-line telecommunications services to the Embassy of Iran in Yerevan. The approximate gross revenue and net profits for these services in 2019 was US$15,000. During 2001, our Russian subsidiary, PJSC VimpelCom, began providing telecommunications services, including mobile and fixed-line services, to the Embassy of Iran in Moscow. The approximate gross revenue and net profits for these services in 2019 was US$20,127 and US$19,035, respectively. During 2013, our Pakistan subsidiary, Jazz, began providing mobile telecommunications services to the Embassy of Iran in Islamabad. The approximate gross revenue and net profits for these services in 2019 was US$4,272. During 2004, our Kyrgyzstan subsidiary, Sky Mobile LLC, began providing mobile telecommunications services to the Embassy of Iran in Bishkek. The approximate gross revenue and net profits for these services in 2019 was US$499 and US$354, respectively. During 2009, our Algerian subsidiary, OTA, and subsequently its wholly owned subsidiary, Optimum, began providing mobile telecommunications services to the Embassy of Iran in Algiers. The approximate gross revenue and net profits for these services in 2019 was US$479. During 2007, our Bangladesh subsidiary, Banglalink, began providing telecommunications services to the Embassy of Iran in Dhaka. The approximate gross revenue and net profits for these services in 2019 was US$6. During 2018, our Uzbekistan subsidiary, Buzton, began providing telecommunications services to the Embassy of Iran in Tashkent. The approximate gross revenue for these services was US$222 with net profits of US$45.
Telenor
Prior to its divestment of its interests in VEON Ltd. ADSs in November 2019, Telenor may have been deemed an affiliate based on its indirect share ownership in us through Telenor East Holding II AS (“Telenor East”). Telenor has provided us with the information included below relevant to Section 13(r) of the Exchange Act. This information relates solely to activities conducted by the Telenor group subsidiaries and does not relate to any activities conducted by us. We are not representing the accuracy or completeness of such information and undertake no obligation to correct or update this information.
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
Telenor subsidiaries were party to the following roaming agreements and interconnection agreements with Iranian telecommunications companies in 2019, which Telenor and its subsidiaries intend to continue:

•
Telenor Global Services AS, a Norwegian subsidiary, has an interconnection agreement with Telecommunication Company of Iran, the parent company of Mobile Telecommunication Company of Iran (“MCI”). During 2019, Telenor Global Services recorded net revenue of US$803,907.78 related to this interconnection agreement.

•
Telenor Norge AS, a Norwegian subsidiary, has roaming agreements with MCI, MTN Irancell and Rightel. During 2019, Telenor Norge AS recorded net revenue related to these roaming agreements of €2,047.25 to MCI, net expenses of €4,611.45 to MTN Irancell and net expenses of €1,056.33 to Rightel.

•
Telenor Sverige AB, a Swedish subsidiary, has roaming agreements with MCI and MTN Irancell and Rightel. During 2019, Telenor Sverige AB recorded net expense related to its roaming agreement with MCI of €875.91, net expenses related to its roaming agreement with MTN Irancell of €11,155.20 and net expenses related to its roaming agreement with Rightel €8,583.08.

•
Telenor Pakistan (Private) Ltd., a Pakistani subsidiary, has roaming agreements with MCI and MTN Irancell. During 2019, Telenor Pakistan (Private) Ltd. recorded net expenses of €95.75 related to the roaming agreement with MCI and net revenue of US$54,597.57 related to the roaming agreement with MTN Irancell.

•
Telenor A/S, a Danish subsidiary, has roaming agreements with MCI, MTN Irancell and Rightel. During 2019, Telenor A/S recorded net revenue related to its roaming agreement with MCI of €10.52, net expenses related to its roaming agreement with MTN Irancell of €6,758.26 and net expenses related to Rightel of €5,111.32.

•
Telenor d.o.o. Beograd Omladinskih brigada 90, a Serbian subsidiary, has a roaming agreement with MCI. During 2019, Telenor d.o.o. Beograd Omladinskih brigada 90 recorded net expenses of €649.10 related to this roaming agreement.

•	Telenor Hungary Plc, a Hungarian subsidiary, has a roaming agreement with MCI. During 2019, Telenor Hungary Plc, recorded a balance of €0 related to this roaming agreement.

•	Telenor Bulgaria EAD, a Bulgarian subsidiary, has a roaming agreement with MCI. During 2019, Telenor Bulgaria EAD recorded net revenues of €1462.48 related to this roaming agreement.

•
DiGi.Com Bhd, a Malaysian subsidiary, has a roaming agreement with MCI, MTN Irancell and Rightel. During 2019, DiGi.Com Bhd recorded net expenses of €5,620.14 related to MCI, net expenses of US$50.29 related to MTN Irancell and net revenues of US$9.85 related to Rightel.

•	Total Access Communications Plc, a Thai subsidiary, had no traffic with Iran operators during 2019.
C. Organizational Structure
See — Business Overview.
D. Property, Plants and Equipment
Buildings
The buildings housing our offices in Amsterdam and London are leased. Our global headquarters activities are hosted in Amsterdam, and we have subleased a portion of our Amsterdam office as of February 2020. Our London office at 15 Bonhill Street has been fully subleased since January 2019, and our London-based staff now utilize a space located at 13 Hannover Square, London W1S 1HN. Our subsidiaries, including those in Russia, Pakistan, and Ukraine, both own and lease property used for a variety of functions, including administrative offices, technical centers, data centers, warehouses, operating facilities, main switches for our networks and IT centers. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.
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
We enter into agreements for the location of base stations in the form of either leases or cooperation agreements that provide us with the use of certain spaces for our base stations and equipment. Under these leases or cooperation agreements, we typically have the right to use such property to place our towers and equipment shelters. We are also party to certain network managed services agreements to maintain our networks and infrastructure. For example, in Russia we have entered into agreements with Nokia and Huawei, covering managed services across Russia for optimized network planning, consolidation of outsourced managed services, network building, operations, support and maintenance.
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

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For discussion related to our financial condition, changes in financial condition, and the results of operations for 2018 compared to 2017, refer to Item 5-Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which was filed with the United States Securities and Exchange Commission on March 14, 2019, except with respect to discussion related to the performance of our Kazakhstan segment and cash and deposits subject to currency and contractual restrictions, which can be found below under Results of Operations-Kazakhstan and Liquidity and Capital Resources-Indebtedness-Cash and Deposits Subject to Currency and Contractual Restrictions, respectively.

The following discussion and analysis should be read in conjunction with our Audited Consolidated Financial Statements and the related Notes included in this Annual Report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in ”Item 3—Key Information—D. Risk Factors.”
OVERVIEW

VEON is a leading global provider of connectivity and internet services, headquartered in Amsterdam. Present in some of the world’s most dynamic markets, VEON provides approximately 212 million customers with voice, fixed broadband, data and digital services. VEON, through its operating companies, offers services to customers in 10 countries: Russia, Pakistan, Algeria, Uzbekistan, Ukraine, Bangladesh, Kazakhstan, Kyrgyzstan, Armenia and Georgia. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories.
REPORTABLE SEGMENTS
We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
As of December 31, 2019, our reportable segments consist of the following seven segments: Russia, representing our “cornerstone” market; Pakistan, Ukraine, Uzbekistan and Kazakhstan, representing our “growth engines”; and Algeria and Bangladesh, representing our “frontier markets”.
We also present our results of operations for our “Other and eliminations” and “HQ” although these are not reportable segments. “Other and eliminations” represents our results of operations in Kyrgyzstan, Armenia and Georgia, as well as intercompany eliminations and reconciles between our seven reportable segments and our total revenue and Adjusted EBITDA. “HQ” represents transactions related to management activities within the group in Amsterdam, London and Luxembourg and costs relating to centrally managed operations.
BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our Audited Consolidated Financial Statements attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective at the time of preparing the consolidated financial statements and applied by VEON.
RECENT ACCOUNTING PRONOUNCEMENTS
For the description of the recent accounting pronouncements and a discussion of our accounting policies please refer to Note 24 — Significant Accounting Policies of our Audited Consolidated Financial Statements attached hereto. For more details on the impact of the adoption of IFRS 16 on our results of operations and financial conditions, see — Recent Developments — IFRS 16 Impact.

KEY DEVELOPMENTS DURING 2019
Issuance of US$700 Million Senior Notes
On October 9, 2019, VEON Holdings issued US$700 million 4.00% senior unsecured notes due 2025 (the “Notes”). VEON Holdings has used the net proceeds of the Notes primarily to refinance drawings on the revolving credit facility used to fund the mandatory tender offer for GTH and for general corporate purposes.
VEON’s Free Float Increased to 43.8% After Telenor’s Sale of VEON Shares
On November 22, 2019, Telenor East Holding II AS (“Telenor”) announced the sale of the remaining balance of their shares in VEON. Telenor held approximately 157 million of VEON Ltd.’s shares, representing approximately 8.9% of VEON’s total outstanding equity, and this transaction was in line with Telenor’s previously announced intention to fully divest its holdings in VEON. With this sale, the free float of the VEON Group increased from approximately 29.6% to 43.8%. This transaction followed a sale of 100,000,000 common shares in March 2019 and earlier offerings by Telenor in September 2016, April 2017 and September 2017.

VEON’s Successful Mandatory Tender Offer in Relation to GTH
On February 10, 2019, VEON submitted a public mandatory cash tender offer (“MTO”) with the Egyptian Financial Regulatory Authority for the purchase of up to 1,997,639,608 shares, representing 42.31% of GTH’s issued shares, at a price of EGP 5.30 per share. The proposed offer price represented a 45.8% premium over GTH’s average three month share price and 50.5% premium over GTH’s average six month share price, respectively, to February 7, 2019.

On August 13, 2019, VEON completed the purchase of 1,914,322,110 shares, representing approximately 40.55% of GTH’s issued shares, in connection with the MTO, which commenced on July 2, 2019. The total price for the purchase of such shares was EGP 5.08. Following the completion of the MTO and as a result of further purchases by GTH, as of September 30, 2019, VEON and GTH hold approximately 98.94% of GTH’s total outstanding equity. The MTO was funded by a combination of cash on hand and utilization of undrawn credit facilities.
The transactions represent a purchase of non-controlling interests without a change of control. Consequently, the difference between the book value of non-controlling interests acquired and cash paid were recorded directly within ‘Other capital reserves’ in the Consolidated Statement of Equity.
Restructuring of GTH
Following the successful completion of the MTO, VEON continued with the restructuring of GTH, which included the successful delisting of GTH’s shares from the Egyptian Exchange and the approval of VEON’s offer to acquire substantially all of the operating assets of GTH, both of which occurred on September 9, 2019.
Following that approval, VEON completed the intragroup transfers of Jazz, Banglalink and Med Cable. The intragroup transfers for the remainder of GTH’s operating assets, including Djezzy and Mobilink are continuing. The operating assets of GTH had previously been, and will continue to be, fully consolidated within the balance sheet of the VEON Group, and as such, there is no material impact on these consolidated financial statements stemming from these asset transfers.
Monitor Certifies VEON’s Compliance Program
On October 31, 2019, VEON announced that the Deferred Prosecution Agreement (“DPA”) that VEON entered into with the U.S. Department of Justice (“DOJ”) on February 18, 2016 had concluded and the DOJ filed a motion to dismiss the criminal information. This marks the conclusion of the compliance monitorship, conducted in connection with the DPA and VEON’s settlement with the U.S. Securities and Exchange Commission. On February 26, 2020, the court granted the motion to dismiss with prejudice and closed the case.

Pakistan License Renewal
The ex-Warid license renewal was due in May 2019. Pursuant to directions from the Islamabad High Court, the Pakistan Telecommunication Authority (“PTA”) issued a license renewal decision on July 22, 2019 requiring payment of US$40 million per MHz for 900 MHz spectrum and US$30 million per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately US$450 million (excluding applicable taxes of approximately 13%). On August 17, 2019, Jazz appealed the PTA’s order to the Islamabad High Court and is now awaiting a date to be scheduled for the hearing. On August 23, 2019, the Islamabad High Court suspended the PTA’s order pending the outcome of the appeal and subject to Jazz making payment in the form of security (under protest) pending resolution of the appeal as per the options given in the PTA’s order. In September 2019, Jazz deposited 50% of the disputed license renewal fee (approximately US$225 million) in order to maintain its appeal in the Islamabad High Court regarding the PTA’s underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit.

New Strategy Framework
In September 2019, VEON announced a new Strategy Framework, supporting a new long-term vision to empower customer ambitions through guiding choices and connecting customers with resources that match their lifestyle and business needs. VEON also announced the formation of VEON Ventures, a new division tasked with identifying future assets with the potential to scale the Group’s existing products and services or offer adjacent revenue opportunities.

VEON Announced New Dividend Policy and Approved 2019 Dividend of US$0.28 Per Share
In September 2019, VEON announced a new dividend policy, which targets paying at least 50% of prior year equity free cash flow after licenses in dividends to shareholders. Dividend payments will always remain subject to review by VEON’s Board of Directors, taking into account medium-term investment opportunities and the Group’s capital structure.

In line with this dividend policy, VEON’s Board of Directors has approved the distribution of a final dividend of US$0.15 per share for the year ended December 31, 2019 which VEON plans to make with a record date of February 27, 2020. For ordinary shareholders at Euronext Amsterdam, the final dividend of US$0.15 will be paid in euro.

This final dividend of US$0.15 per share, together with the US$0.13 per share declared at the interim period brings the total dividend payment for the year ended December 31, 2019 to US$0.28 per share, which represents approximately 70% of 2019 equity free cash flow after licenses. We believe this demonstrates the commitment of the company to return cash to shareholders while managing an appropriate level of Net Debt/EBITDA at the Group level.

EBITDA was Boosted by Exceptional Income of USD 350 Million in Q1 2019
VEON announced in February 2018 a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years and to release Ericsson from the development and delivery of the Full Stack Revenue Manager Solution. As a result of this arrangement, VEON recorded exceptional income of USD 350 million from Ericsson as EBITDA in Q1 2019.
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
RECENT DEVELOPMENTS
US$300 Million Tap Issuance of Existing Senior Notes

On January 14, 2020, VEON Holdings B.V. issued US$300 million in senior unsecured notes due in 2025, to be consolidated and form a single series with the US$700 million 4.00% senior notes due in 2025 issued by VEON Holdings on October 9, 2019. VEON Holdings intends to use the net proceeds of the tap issuance to refinance certain existing outstanding debt and address upcoming debt maturities and for general corporate purposes.

Management Changes

On February 13, 2020, VEON announced the appointment of Sergi Herrero and Kaan Terzioğlu as co-Chief Executive Officers, effective from March 1, 2020. Ursula Burns, who was appointed as Chairman in July 2017 and CEO in December 2018, will remain as VEON’s Chairman.

Kaan and Sergi will jointly drive performance in the Group, with complementary focus areas. Kaan will lead on VEON’s core telecommunication services and oversee operations in Russia, Kazakhstan, Uzbekistan, Kyrgyzstan and Georgia. Sergi will lead on building new ventures, digital products, partnerships and oversee operations in Pakistan, Ukraine, Algeria, Bangladesh and Armenia.
The co-CEOs will chair their respective local boards, with the exception of Algeria. The role of the boards is to foster growth, monitor progress and oversee operations in each of VEON’s operating companies.

VEON Group announced that Vasyl Latsanych is stepping down as CEO of VEON’s operations in Russia. Vasyl joined VEON as CEO of Beeline Russia in January 2018 and will step down at the end of June this year. We will announce his successor in due course.

IFRS 16 Impact

The Company adopted IFRS 16 on the date the standard became effective, January 1, 2019. The Group adopted the standard using the modified retrospective approach. This means that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2019 and that comparatives were not restated.
Carrying values of property and equipment and financial liabilities related to finance leases as of December 31, 2018 were reclassified to right-of-use assets and lease liabilities, respectively on January 1, 2019. These carrying values related to finance leases were not remeasured at the transition date.
FACTORS AFFECTING COMPARABILITY AND RESULTS OF OPERATIONS
Economic Trends
As a global telecommunications company with operations in a number of markets, we are affected by a broad range of international economic developments. Unfavorable economic conditions may impact a significant number of our customers, including their spending patterns, both in terms of the products they subscribe for and usage levels. As a result, it may be more difficult for us to attract new customers, more likely that customers will downgrade or disconnect their services and more difficult for us to maintain mobile ARPUs at existing levels. The current difficult economic environment and any future downturns in the economies of markets in which we operate or may operate in the future could also, among other things, increase our costs, prevent us from executing our strategies, hurt our liquidity or prevent us to meet unexpected financial requirements. For more information regarding economic trends and how they affect our operations, see Item 3.D. Risk Factors — Market Risks —“The international economic environment could cause our business to decline.”
Inflation

Inflation affects the purchasing power of our customers (both retail and corporate). The Russian, Ukrainian and Uzbekistani currencies, for example, have experienced significant inflation levels in recent years, which has caused the relative values of those currencies to decline. Although the inflation rates have broadly stabilized, economic and political developments may cause inflation rates to rise once again.

Foreign Currency Translation

Our audited consolidated financial statements are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with IAS 21, using the current rate method of currency translation with the U.S. dollar as the reporting currency. Our results of operations are affected by increases or decreases in the value of the U.S. dollar or our functional currencies. A higher average exchange rate correlates to a weaker functional currency. The functional currencies of our group are the Russian ruble in Russia, the Pakistani rupee in Pakistan, the Algerian dinar in Algeria, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Uzbekistani som in Uzbekistan, the Kazakhstani tenge in Kazakhstan.

CERTAIN PERFORMANCE INDICATORS
The following discussion provides a description of certain operating data that is not included in our financial statements. We provide this operating data because it is regularly reviewed by our management and our management believes it is useful in evaluating our performance from period to period as set out below. Our management believes that presenting information about Adjusted EBITDA, Adjusted EBITDA Margin, mobile customers, mobile ARPU, mobile data customers, capital expenditures excluding licenses and local currency financial measures is useful in assessing the usage and acceptance of our mobile and broadband products and services. This operating data is unaudited.
For an explanation of how we calculate Adjusted EBITDA and Adjusted EBITDA Margin, please see Explanatory Note — Non-IFRS Financial Measures. For a description of how we define mobile customers, mobile data customers, mobile ARPU, capital expenditures excluding licenses and local currency financial measures please see the discussion below.
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

RESULTS OF OPERATIONS

	Year ended December 31,
In millions of U.S. dollars	2019	2018	2017

Consolidated income statement data:
Service revenues	8,240	8,526	9,105
Sale of equipment and accessories	465	427	244
Other revenues / other income	158	133	125
Total operating revenues	8,863	9,086	9,474

Service costs	(1,554)	(1,701)	(1,879)
Cost of equipment and accessories	(479)	(415)	(260)
Selling, general and administrative expenses	(2,965)	(3,697)	(3,748)
Other operating gain / (loss)	350	—	—
Depreciation	(1,652)	(1,339)	(1,491)
Amortization	(394)	(495)	(537)
Impairment (loss) / reversal	(108)	(858)	(66)
Gain / (loss) on disposal of non-current assets	(43)	(57)	(26)
Gain / (loss) on disposal of subsidiaries	1	30	—

Operating profit	2,019	554	1,467

Finance costs	(892)	(816)	(935)
Finance income	53	67	95
Other non-operating gain / (loss)	21	(68)	(97)
Share of profit / (loss) of joint ventures and associates	—	—	(22)
Impairment of joint ventures and associates	—	—	(110)
Net foreign exchange gain / (loss)	(20)	15	(70)
Profit / (loss) before tax	1,181	(248)	328

Income tax expense	(498)	(369)	(472)
Profit / (loss) from continuing operations	683	(617)	(144)

Profit / (loss) after tax from discontinued operations	—	(300)	(390)
Gain / (loss) on disposal of discontinued operations	—	1,279	—
Profit / (loss) for the period	683	362	(534)

Attributable to:
The owners of the parent (continuing operations)	621	(397)	(115)
The owners of the parent (discontinued operations)	—	979	(390)
Non-controlling interest	62	(220)	(29)
	683	362	(534)
The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 2 — Segment Information to our Audited Consolidated Financial Statements attached hereto.

Total Operating Revenue

	Year ended December 31,
In millions of U.S. dollars, includes intersegment revenue	2019	2018	2017

Our cornerstone

Russia	4,481	4,654	4,729

Our growth engines

Pakistan	1,321	1,494	1,525
Ukraine	870	688	622
Kazakhstan	486	441	416
Uzbekistan	258	315	513

Our frontier markets

Algeria	775	813	915
Bangladesh	537	521	574
Other and eliminations	135	160	180

Total segments	8,863	9,086	9,474
In 2019, our consolidated total operating revenue decreased by 2% year-on-year primarily due to decreased revenue in Russia and Pakistan in both cases due to devaluation of local currencies and due to an impact of regulatory changes in Pakistan.
Adjusted EBITDA

In millions of U.S. dollars	Year ended December 31,
	2019	2018	2017

Our cornerstone

Russia	1,957	1,677	1,788

Our growth engines

Pakistan	669	714	703
Ukraine	572	387	347
Kazakhstan	270	206	180
Uzbekistan	136	136	261

Our frontier markets

Algeria	354	363	426
Bangladesh	222	183	233
Other and eliminations	312	(34)	(26)

HQ	(277)	(359)	(325)

Total segments	4,215	3,273	3,587
In 2019, our total Adjusted EBITDA increased by 29% year-on-year mainly due to one-off vendor payment at HQ level (please refer to Note 10 — Significant transactions of our Audited Consolidated Financial Statements), decreased HQ costs and increased EBITDA in our Russia and Ukraine segments primarily due to adoption of IFRS 16 .
For more information on how we calculate Adjusted EBITDA and for the reconciliation of Adjusted EBITDA to (loss) / profit before tax, the most directly comparable IFRS financial measure, for the years ended December 31, 2019, 2018 and 2017 please refer to Note 2 — Segment Information of our Audited Consolidated Financial Statements attached hereto.

The following table provides the details that the adoption of IFRS 16 had on Adjusted EBITDA for the year ended December 31, 2019 for each operating segment:

	Adjusted EBITDA pre-IFRS 16	Impact of IFRS 16	Adjusted EBITDA post-IFRS 16
Our cornerstone
Russia	1,622	335	1,957

Our growth engines
Pakistan	622	47	669
Ukraine	548	24	572
Kazakhstan	253	17	270
Uzbekistan	132	4	136

Our frontier markets
Algeria	320	34	354
Bangladesh	182	40	222
Other and eliminations	302	10	312

HQ	(277)	—	(277)

Total segments	3,704	511	4,215
Operating Profit
In 2019, our consolidated operating profit increased to US$2,019 million compared to US$554 million in 2018 primarily due to increased EBITDA as described above and lower impairment losses as compared to 2018. For more information on impairment losses, please refer to Note 11 of our Audited Consolidated Financial Statements attached hereto.
Non-Operating Profits And Losses
Finance Costs
In 2019, our consolidated finance costs increased by 9% year-on-year primarily due to the fact that a reduction of finance costs resulting from a decrease in bank loans and bonds was more than offset by interest expense resulting from adoption of IFRS 16 starting from January 1, 2019.
Finance Income
In 2019, our consolidated finance income decreased by 21% to US$53 million primarily due to lower average cash balances.
Other Non-Operating Gain/ Loss
For the year ended December 31, 2019, we recorded an other non-operating gain of US$21 million, as compared to a non-operating loss of US$68 million for the year ended December 31, 2018. The change was mainly driven by lower loss from derivatives and no early redemption fees in 2019 compared to 2018.
Net Foreign Exchange (Loss)/Gain
In 2019, we recorded a loss of US$20 million from net foreign exchange result in the year ended 2019. The deterioration of net foreign exchange result by US$35 million compared to 2018 resulted primarily from lower gains related to the Warid non-controlling interest put option liability and higher depreciation of Georgian lari and Bangladeshi taka in 2019 compared to 2018.
Income Tax Expense
In 2019, our consolidated income tax expense increased by 35% to US$498 million compared to US$369 million in 2018.
For more information regarding the factors affecting our total income tax expenses, please refer to Note 9 — Income Taxes of our Audited Consolidated Financial Statements attached hereto.
Profit / (Loss) After Tax From Discontinued Operations
In 2019, we did not record a profit or loss after tax from discontinued operations compared to a gain of US$1,279 million year ended December 31, 2018 from the sale of VEON’s 50% stake in the Italy Joint Venture. There were no discontinued operations in 2019.
Profit / (Loss) For The Period Attributable To The Owners Of The Parent From Continuing Operations
In 2019, the year-on-year change of our profit / (loss) for the period attributable to the owners of the parent from continuing operations was mainly due to an increase in operating profit as discussed above.
Profit / (Loss) For The Period Attributable To Non-Controlling Interest
In 2019, the year-on-year change of profit / (loss) for the period attributable to non-controlling interest was mainly driven by an increase in operating profit as described above.

RESULTS OF OUR REPORTABLE SEGMENTS
RUSSIA
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2019	2018	2017	‘18-19 % change	‘17-18 % change

Total operating revenue	4,481	4,654	4,729	-4%	-2%
Mobile service revenue	3,485	3,679	3,843	-5%	-4%
- of which fixed-mobile convergence (“FMC”)	151	126	87	20%	46%
- of which mobile data	972	996	1012	-2%	-2%
Fixed-line service revenue	539	566	673	-5%	-16%
Sales of equipment, accessories and other	457	410	213	12%	92%
Operating expenses	2,523	2,977	2,941	-15%	1%
Adjusted EBITDA	1,957	1,677	1,788	17%	-6%
Adjusted EBITDA margin	43.7%	36.0%	37.8%	7.6pp	-1.8pp

RESULTS OF OPERATIONS IN RUB

	Year ended December 31,
In millions of RUB (except as indicated)	2019	2018	2017	‘18-19 % change	‘17-18 % change

Total operating revenue	289,875	291,539	275,887	-1%	6%
Mobile service revenue	225,555	230,123	224,186	-2%	3%
- of which FMC	9,788	7,942	5,064	23%	57%
- of which mobile data	62,894	62,259	59,041	1%	5%
Fixed-line service revenue	34,850	35,295	39,271	-1%	-10%
Sales of equipment, accessories and other	29,470	26,121	12,430	13%	110%
Operating expenses	163,177	186,822	171,545	-13%	9%
Adjusted EBITDA	126,698	104,717	104,342	21%	0%
Adjusted EBITDA margin	43.7%	35.9%	37.8%	7.8pp	-1.9pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2019	2018	2017	‘18-19 % change	‘17-18 % change

Mobile
Customers in millions	54.6	55.3	58.2	-1%	-5%
Mobile data customers in millions	35.5	36.8	38.4	-3%	-4%
ARPU in US$	5.3	5.4	5.5	-2%	-2%
ARPU in RUB	340	336	319	1%	5%

TOTAL OPERATING REVENUE
Our total operating revenue in Russia decreased in 2019 by 4% year-on-year due to the devaluation of the Russian ruble.
In local currency terms, total operating revenue was broadly stable year-on-year compared to 2018.

ADJUSTED EBITDA
Our Russia Adjusted EBITDA increased in 2019 by 16% year-on-year to US$1,957 million, primarily due to the capitalization of lease costs upon adoption of IFRS 16 on January 1, 2019. In addition, the increase was impacted by savings in structural operating expenses, including savings in commercial costs, lower spectrum costs and the reversal of certain provisions, which was partially offset by the devaluation of the Russian ruble. Excluding impact of IFRS 16, Adjusted EBITDA would have decreased by 3%.
In local currency terms, our Russia Adjusted EBITDA increased by 21 % in 2019 year-on-year.
NUMBER OF CUSTOMERS
The number of mobile customers and the number of mobile data customers in Russia decreased in 2019 year-on-year in each case driven by a reduction in sales through the alternative distribution channels following the expansion of Beeline monobrand stores.
ARPU
Our mobile ARPU in Russia decreased by 2% year-on-year to US$5.3, mainly driven by devaluation of Russian ruble. In local currency terms ARPU in Russia increased by 1 % mainly due to broader stability in revenue during 2019 as stated above. At the same time our business faces challenges related to market pricing structure and the effectiveness of its distribution.
PAKISTAN
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2019	2018	2017	‘18-19 % change	‘17-18 % change

Total operating revenue	1,321	1,494	1,525	-12%	-2%
Mobile service revenue	1,228	1,391	1,418	-12%	-2%
- of which mobile data	370	311	225	19%	38%
Sales of equipment, accessories and other	92	103	107	-10%	-4%
Operating expenses	652	780	822	-17%	-5%
Adjusted EBITDA	669	714	703	-6%	2%
Adjusted EBITDA margin	50.7%	47.8%	46.1%	2.9pp	1.7pp

RESULTS OF OPERATIONS IN PKR

	Year ended December 31,
In millions of PKR (except as indicated)	2019	2018	2017	‘18-19 % change	‘17-18 % change

Total operating revenue	197,605	181,722	160,679	9%	13%
Mobile service revenue	183,760	169,277	149,393	9%	13%
- of which mobile data	55,517	38,230	23,743	45%	61%
Sales of equipment, accessories and other	13,844	12,445	11,286	11%	10%
Operating expenses	97,531	94,911	86,583	3%	10%
Adjusted EBITDA	100,074	86,811	74,096	15%	17%
Adjusted EBITDA margin	50.6%	47.8%	46.1%	2.9pp	1.7pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2019	2018	2017	‘18-19 % change	‘17-18 % change

Mobile
Customers in millions	60.5	56.2	53.6	8%	5%
Mobile data customers in millions	38.8	33.0	28.5	18%	16%
ARPU in US$	1.7	2.1	2.2	-17%	-7%
ARPU in PKR	261	254	236	3%	8%

TOTAL OPERATING REVENUE
In the year ended December 31, 2019, our Pakistan total operating revenue decreased by 12% year-on-year to US$1,321 million as a result of a devaluation of the local currency. In local currency terms, our Pakistan total operating revenue increased by 8% as a result of continuing mobile data revenue growth of 45% year on year, which was partially offset due to the impact of regulatory changes. The growth in data revenue was driven by the growth in data customers and increased data usage due to higher bundle penetration and continued data network expansion.
ADJUSTED EBITDA
Our Pakistan Adjusted EBITDA decreased by 6% year-on-year to US$669 million in the year ended December 31, 2019, driven by devaluation of the Pakistani rupee and partially offset by the impact of the introduction of IFRS 16. In local currency terms, Pakistan Adjusted EBITDA growth was 15% mainly due to positive development in total revenue as stated above as well as savings in structural operating expenses on year on year basis.
NUMBER OF CUSTOMERS
As of December 31, 2019, we had 60.5 million customers in Pakistan, representing an increase of 8% year-on-year driven primarily by a continued growth in mobile data customers, which grew 18% year on year due to bundled tariff plans and 4G/LTE expansion coupled with increase in customer acquisition, lower churn as a result of simplifying prices and more efficient distribution channel management.
ARPU
In the year ended December 31, 2019, our mobile ARPU in Pakistan decreased by 17 % year-on-year to US$1.7 driven by a devaluation of the local currency. In local currency terms, mobile ARPU in Pakistan increased by 3% year-on-year to PKR 261 driven by a one-off tax impact, an increase in usage and several price monetization initiatives.
ALGERIA
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2019	2018	2017	‘18-19 % change	‘17-18 % change

Total operating revenue	775	813	915	-5%	-11%
Mobile service revenue	769	801	898	-4%	-11%
- of which mobile data	232	188	113	23%	66%
Sales of equipment, accessories and other	5	12	17	-54%	-31%
Operating expenses	421	449	490	-6%	-8%
Adjusted EBITDA	354	363	426	-3%	-15%
Adjusted EBITDA margin	45.7%	44.7%	46.5%	1.0pp	-1.8pp

RESULTS OF OPERATIONS IN DZD

	Year ended December 31,
In millions of DZD (except as indicated)	2019	2018	2017	‘18-19 % change	‘17-18 % change

Total operating revenue	92,513	94,773	101,457	-2%	-7%
Mobile service revenue	91,870	93,409	99,588	-2%	-6%
- of which mobile data	27,665	21,978	12,586	26%	75%
Sales of equipment, accessories and other	643	1,364	1,869	-53%	-27%
Operating expenses	50,241	52,376	54,301	-4%	-4%
Adjusted EBITDA	42,272	42,398	47,156	0%	-10%
Adjusted EBITDA margin	45.7%	44.7%	46.5%	1.0pp	-1.7pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2019	2018	2017	‘18-19 % change	‘17-18 % change

Mobile
Customers in millions	14.6	15.8	15.0	-8%	6%
Mobile data customers in millions	8.8	9.2	7.2	-5%	28%
ARPU in US$	4.2	4.3	4.8	-3%	-10%
ARPU in DZD	501	504	529	-1%	-5%

TOTAL OPERATING REVENUE
Our Algeria total operating revenue decreased in 2019 by 5% year-on-year primarily due to decreased mobile ARPU as a result of price competition in both voice and data service and the devaluation of the local currency. Data revenue growth remained strong due to higher usage and an increase in data customers as a result of the rollout of the 4G/LTE network. In functional currency terms, total operating revenue in Algeria decreased by 2% year-on-year.
ADJUSTED EBITDA
In 2019, our Algeria Adjusted EBITDA decreased by 3% year-on-year primarily due to a decrease in total revenues, as discussed above, coupled with an increase in technology and commercial costs offset by capitalization of leasing expenses upon the adoption of IFRS 16. In local currency terms, our Algeria Adjusted EBITDA decreased by 0.3% year-on-year.
NUMBER OF CUSTOMERS
In 2019, our customer base in Algeria segment decreased by 8% to 14.6 million year-on-year driven by higher churn rate that also impacted the mobile data customers resulting in the decrease of mobile data customer base by 5% on year on year basis.
ARPU
In the year ended December 31, 2019, our mobile ARPU in Algeria decreased by 3% year-on-year to US$4.2 mainly due to continued and intense price competition in both voice and data services and local currency devaluation. In local currency terms, our mobile ARPU in Algeria decreased by 1% year-on-year.

BANGLADESH
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2019	2018	2017	‘18-19 % change	‘17-18 % change

Total operating revenue	537	521	574	3%	-9%
Mobile service revenue	525	504	557	4%	-10%
- of which mobile data	109	87	78	26%	11%
Sales of equipment, accessories and other	11	17	17	-35%	0%
Operating expenses	314	338	341	-7%	-1%
Adjusted EBITDA	222	183	233	21%	-21%
Adjusted EBITDA margin	41.4%	35.2%	40.6%	6.3pp	-5.4pp

RESULTS OF OPERATIONS IN BDT

	Year ended December 31,
In millions of BDT (except as indicated)	2019	2018	2017	‘18-19 % change	‘17-18 % change

Total operating revenue	45,284	43,653	46,471	4%	-6%
Mobile service revenue	44,332	42,211	45,072	5%	-6%
- of which mobile data	9,194	7,250	6,308	27%	15%
Sales of equipment, accessories and other	952	1,442	1,399	-34%	3%
Operating expenses	26,522	28,306	27,630	-6%	3%
Adjusted EBITDA	18,762	15,347	18,841	22%	-19%
Adjusted EBITDA margin	41.4%	35.2%	40.5%	6.3pp	-5.4pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2019	2018	2017	‘18-19 % change	‘17-18 % change

Mobile
Customers in millions	33.6	32.3	31.3	4%	3%
Mobile data customers in millions	21.5	19.6	16.9	10%	16%
ARPU in US$	1.3	1.3	1.5	1%	-12%
ARPU in BDT	112	110	121	1%	-9%

TOTAL OPERATING REVENUE
In 2019, our Bangladesh total operating revenue increased by 3% year-on-year primarily due to an acceleration of service revenue growth following spectrum acquisition and enhanced network availability, along with the continued expansion of Banglalink’s distribution footprint. In local currency terms, total operating revenue in Bangladesh increased by 4% year-on-year.
ADJUSTED EBITDA
In 2019, our Bangladesh Adjusted EBITDA increased by 21% year-on-year due to increased revenue, as discussed above, and the impact of IFRS 16 adoption as of January 1, 2019. Excluding impact of IFRS 16, Adjusted EBITDA would have decreased by 1%. In local currency terms, our Bangladesh Adjusted EBITDA increased by 22% year-on-year.

NUMBER OF CUSTOMERS
In 2019, the number of customers in our Bangladesh segment increased by 4% year-on-year to 33.6 million. The increase was mainly due to improved distribution and network quality. The number of mobile data customers increased by 10% year-on-year due to increased efforts to attract new customers, successful targeting of voice-only customers for data services and network expansion.
ARPU
In 2019, our mobile ARPU in Bangladesh increased by 0.5% and remained broadly the same year-on-year with 2018 at US$1.3. In local currency terms, mobile ARPU in Bangladesh increased by 9% year-on-year to BDT 112.
UKRAINE
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2019	2018	2017	‘18-19 % change	‘17-18 % change

Total operating revenue	870	688	622	26%	11%
Mobile service revenue	812	641	577	27%	11%
- of which mobile data	421	263	154	60%	71%
Fixed-line service revenue	52	44	43	18%	4%
Sales of equipment, accessories and other	5	3	3	59%	25%
Operating expenses	298	301	276	-1%	9%
Adjusted EBITDA	572	387	347	48%	12%
Adjusted EBITDA margin	65.7%	56.3%	55.7%	9.5pp	0.5pp

RESULTS OF OPERATIONS IN UAH

	Year ended December 31,
In millions of UAH (except as indicated)	2019	2018	2017	‘18-19 % change	‘17-18 % change

Total operating revenue	22,392	18,719	16,542	20%	13%
Mobile service revenue	20,903	17,421	15,338	20%	14%
- of which mobile data	10,847	7,177	4,103	51%	75%
Fixed-line service revenue	1,350	1,206	1,132	12%	7%
Sales of equipment, accessories and other	139	93	72	50%	28%
Operating expenses	7,709	8,190	7,321	-6%	12%
Adjusted EBITDA	14,683	10,529	9,221	39%	14%
Adjusted EBITDA margin	65.6%	56.2%	55.7%	9.3pp	0.5pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2019	2018	2017	‘18-19 % change	‘17-18 % change

Mobile
Customers in millions	26.2	26.4	26.5	-1%	-1%
Mobile data customers in millions	16.9	14.8	12.5	15%	18%
ARPU in US$	2.6	2.0	1.8	28%	11%
ARPU in UAH	66	54	48	21%	13%

TOTAL OPERATING REVENUE
In 2019, our Ukraine total operating revenue increased by 26% year-on-year to US$870 million in the year ended December 31, 2019. The increase was primarily due to continued strong growth in mobile service revenue, driven by successful commercial activities stimulated by the continued 3G roll-out and increased penetration of data-centric tariffs. In local currency terms, our total operating in Ukraine revenue increased by 20% year-on-year.
ADJUSTED EBITDA
In 2019, our Ukraine Adjusted EBITDA increased by 48% year-on-year to US$572 million in the year ended December 31, 2019, primarily due to higher revenues, as discussed above, and lower service costs and capitalization of leasing costs upon the adoption of IFRS 16. In local currency terms, our Ukraine Adjusted EBITDA increased by 39% year-on-year.
NUMBER OF CUSTOMERS
As of December 31, 2019, we had 26.2 million mobile customers in Ukraine representing a decrease of 1% year-on-year. The decrease was a result of demographic trends in Ukraine and the reduction in multi SIM users. The number of our mobile data customers in Ukraine increased by 15% year-on-year mainly due to an increased 4G/LTE user penetration.
ARPU
In the year ended December 31, 2019, our mobile ARPU in Ukraine increased by 28% to US$2.6 compared to the year ended December 31, 2018. In local currency terms, mobile ARPU in Ukraine increased in the year ended December 31, 2019 by 21% to UAH 66 compared to UAH 54 in the year ended December 31, 2018 driven by increase 4G/LTE penetration.
KAZAKHSTAN
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2019	2018	2017	‘18-19 % change	‘17-18 % change

Total operating revenue	486	441	416	10%	6%
Mobile service revenue	378	363	339	4%	7%
- of which mobile data	157	115	97	36%	19%
Fixed-line service revenue	66	73	75	-9%	-3%
Sales of equipment, accessories and other	41	4	1	859%	216%
Operating expenses	216	234	236	-8%	-1%
Adjusted EBITDA	270	206	180	31%	15%
Adjusted EBITDA margin	55.6%	46.8%	43.2%	8.9pp	3.6pp

RESULTS OF OPERATIONS IN KZT

	Year ended December 31,
In millions of KZT (except as indicated)	2019	2018	2017	‘18-19 % change	‘17-18 % change

Total operating revenue	186,039	151,798	135,613	23%	12%
Mobile service revenue	144,925	125,125	110,621	16%	13%
- of which mobile data	59,986	39,789	31,650	51%	26%
Fixed-line service revenue	25,423	25,228	24,547	1%	3%
Sales of equipment, accessories and other	15,691	1,446	446	985%	225%
Operating expenses	82,586	80,679	77,067	2%	5%
Adjusted EBITDA	103,454	71,119	58,546	46%	22%
Adjusted EBITDA margin	55.6%	46.9%	43.2%	8.8pp	3.7pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2019	2018	2017	‘18-19 % change	‘17-18 % change

Mobile
Customers in millions	10.2	9.9	9.8	3%	2%
Mobile data customers in millions	6.9	6.3	5.7	10%	11%
ARPU in US$	3.1	3.0	3.0	2%	2%
ARPU in KZT	1,192	1,051	972	14%	8%

TOTAL OPERATING REVENUE
In 2019, our Kazakhstan total operating revenue increased by 10% year on year to US$486 million as compared to US$441 million in 2018, primarily due to growth in mobile data revenue and higher ARPU during the year, partially offset by a devaluation of the local currency. In local currency terms, our total operating revenue in Kazakhstan increased by 23%.
In 2018, our Kazakhstan total operating revenue was US$441 million as compared to US$416 million in 2017 showing a growth of 6% year on year, primarily due to mobile data growth and consistent performance of fixed line operations, partially offset by a devaluation of the local currency. In local currency terms, our total operating revenue in Kazakhstan increased by 12%.
ADJUSTED EBITDA
In 2019, our Kazakhstan Adjusted EBITDA increased by 31% year-on-year to US$270 million in the year ended December 31, 2019, primarily due to higher revenues, as discussed above, and decreased operating costs driven by capitalization of leasing costs upon the adoption of IFRS 16. In local currency terms, our Kazakhstan Adjusted EBITDA increased by 46% year-on-year.
In 2018, our Kazakhstan Adjusted EBITDA increased by 15% to US$206 million compared to US$108 million in 2017. In local currency terms, our Kazakhstan Adjusted EBITDA increased by 22% in 2018 compared to the previous year, primarily due to higher revenues, as discussed above, and decreased operating expenses.
NUMBER OF CUSTOMERS
As of December 31, 2019, we had 10.2 million mobile customers in Kazakhstan representing an increase of 3% year-on-year. The increase was a result of the improvements in the quality of sales and Beeline Kazakhstan’s value proposition in the market. The number of our mobile data customers in Kazakhstan increased by 10% year-on-year mainly due to an increase in 4G/LTE user penetration.
As of December 31, 2018, we had 9.9 million mobile customers in Kazakhstan compared to 9.8 million mobile customers as of December 31, 2017, representing an increase of 2%.
ARPU
In the year ended December 31, 2019, our mobile ARPU in Kazakhstan increased by 2% to US$3.1 compared to the year ended December 31, 2018. In local currency terms, mobile ARPU in Kazakhstan increased in the year ended December 31, 2019 by 14% to KZT 1,192 compared to KZT 1,051 in the year ended December 31, 2018 driven by an increase in 4G/LTE user penetration.
In 2018, our mobile ARPU in Kazakhstan increased by 2% to US$3.0 compared to 2017. In local currency terms, mobile ARPU in Kazakhstan increased in 2018 by 8% to KZT 1,051 compared to KZT 972 in 2017.

UZBEKISTAN
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2019	2018	2017	‘18-19 % change	‘17-18 % change

Total operating revenue	258	315	513	-18%	-39%
Mobile service revenue	255	312	509	-18%	-39%
- of which mobile data	120	108	128	11%	-16%
Fixed-line service revenue	2	2	3	-30%	-35%
Sales of equipment, accessories and other	1	0	1	143%	-22%
Operating expenses	122	178	252	-32%	-29%
Adjusted EBITDA	136	136	261	0%	-48%
Adjusted EBITDA margin	52.8%	43.3%	50.9%	9.5pp	-7.6pp

RESULTS OF OPERATIONS IN UZS

	Year ended December 31,
In millions of UZS (except as indicated)	2019	2018	2017	‘18-19 % change	‘17-18 % change

Total operating revenue	2,275,256	2,537,768	2,341,828	-10%	8%
Mobile service revenue	2,251,950	2,516,756	2,323,177	-11%	8%
- of which mobile data	1,059,616	871,670	585,060	22%	49%
Fixed-line service revenue	13,229	17,390	15,036	-24%	16%
Sales of equipment, accessories and other	10,077	3,622	3615	178%	0%
Operating expenses	1,071,233	1,439,916	1,181,702	-26%	22%
Adjusted EBITDA	1,204,023	1,097,852	1,160,126	10%	-5%
Adjusted EBITDA margin	52.9%	43.3%	49.5%	9.7pp	-6.3pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2019	2018	2017	‘18-19 % change	‘17-18 % change

Mobile
Customers in millions	8.1	9.1	9.7	-11%	-6%
Mobile data customers in millions	5.2	5.5	5.0	-7%	10%
ARPU in US$	2.4	2.8	4.4	-12%	-38%
ARPU in UZS	21,390	22,177	20,126	-4%	10%

TOTAL OPERATING REVENUE
In 2019, our Uzbekistan total operating revenue decreased by 18% year-on-year to US$258 million in the year ended December 31, 2019, primarily as a result of the negative impact from the reduction in mobile termination rates and the introduction of the 15% excise tax. In local currency terms, operating revenue decreased by 10% year on year.
ADJUSTED EBITDA
In 2019, our Adjusted EBITDA in Uzbekistan was broadly stable with 2018 . In local currency terms, Adjusted EBITDA increased by 10% primarily due to IFRS 16 impact and structurally lower structural operating expenditures.

NUMBER OF CUSTOMERS
As of December 31, 2019, the number of mobile customers in our Uzbekistan segment decreased by 11% to 8.1 million. The decrease was the result of our strategic focus on high value customers.

ARPU
In 2019, our mobile ARPU in Uzbekistan was US$2.4 compared to US$2.8 in 2018, representing a decrease of 12% year-on-year due to decreased voice ARPU partially offset by increased data ARPU. In local currency terms, mobile ARPU in Uzbekistan decreased by 4% year-on-year.
LIQUIDITY AND CAPITAL RESOURCES
Working Capital
Working capital is defined as current assets less current liabilities.
As of December 31, 2019, we had negative working capital of US$3,269 million, compared to negative working capital of US$1,316 million as of December 31, 2018. The change was primarily due to long-term borrowings becoming closer to their maturity and hence being reclassified as current liabilities and lower cash and cash equivalent balances and changes in lease liabilities upon adoption new lease accounting standard and derivatives in 2019.
Our working capital is monitored on a regular basis by management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our present requirements.
In Algeria, under the terms of a shareholder agreement between Global Telecom Holding S.A.E., the Fonds National d’Investissement and others, our operating company may only distribute 42.5% of its net profit for a given financial year without receiving an approval from a qualified majority of its board. This effectively creates a restriction on the ability of Global Telecom Holding S.A.E. to freely distribute the accumulated retained earnings of our operating company in Algeria.
Consolidated Cash Flow Summary

(In millions of U.S. dollars)	2019	2018	2017

Net cash flows from operating activities	2,949	2,515	2,475

Net cash flows from / (used in) investing activities	(1,888)	1,997	(3,016)

Net cash flows from / (used in) financing activities	(1,639)	(3,916)	(733)

Net increase / (decrease) in cash and cash equivalents	(578)	596	(1,274)
Net foreign exchange difference	(9)	(119)	(354)
Cash and cash equivalents at beginning of period	1,791	1,314	2,942

Cash and cash equivalents at end of period, net of overdraft	1,204	1,791	1,314
For more details, see Consolidated Statement of Cash Flows in our Audited Consolidated Financial Statements.
In 2019, net cash flows from operating activities increased to US$2,949 million from US$2,515 million in 2018. The increase was mainly due to higher profit in 2019 resulting in increase of Adjusted EBITDA and decreased investments in working capital (excluding cash and cash equivalent).
For the year ended December 31, 2019, we recorded an outflow of US$1,888 million from investing activities, compared to an inflow of US$1,997 million in 2018, as a result of our receipt of US$2,830 million for the sale of our 50% stake in the Italy Joint Venture and US$1,034 million from deposit accounts primarily relating to the US$987 million pledged as collateral for the Mandatory Tender Offer (“MTO”) that was withdrawn on April 2, 2018. Our total payments for the purchase of property, equipment and intangible assets amounted to US$1,683 million compared to US$1,948 million in 2018. The decrease was primarily a result of different phasing in acquisitions of network equipment. During the year ended December 31, 2019, overall investing activities cash flow represents, besides the investment in property, plant, equipment as explained above, reduced inflow from deposits and the fact that in 2018 we received US$2,830 million for the sale of our 50% stake in the Italy Joint Venture and US$1,034 million from deposit accounts.

In 2019, net cash outflow for financing activities was US$1,639 million compared to net cash outflow of US$3,916 million in 2018. The change of net cash flows used for financing activities was mainly driven by a lower repayment of debt on a net basis.
Indebtedness
As of December 31, 2019, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$7,519 million, compared to US$7,298 million as of December 31, 2018. As of December 31, 2019, our debt includes overdrawn bank accounts related to cash-pooling program of US$46 million.
As of December 31, 2019, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (US$ mln)	Maturity date
VEON Holdings B.V.	Loan from SberBank	10.0000%	RUB	95,000	1,535	19.05.2022
VEON Holdings B.V.	Loan from Alfa Bank	8.8000%	RUB	17,500	283	30.08.2022
VEON Holdings B.V.	Loan from VTB	8.7500%	RUB	30,000	485	30.08.2022
VEON Holdings B.V.	Notes	3.9500%	USD	600	600	16.06.2021
VEON Holdings B.V.	Notes	7.5043%	USD	417	417	01.03.2022
VEON Holdings B.V.	Notes	5.9500%	USD	529	529	13.02.2023
VEON Holdings B.V.	Notes	4.9500%	USD	533	533	17.06.2024
VEON Holdings B.V.	Notes	4.0000%	USD	700	700	09.04.2025
VEON Holdings B.V.	Cash-pool overdrawn accounts				1
TOTAL VEON Holdings B.V.					5,083

GTH Finance B.V.	Notes	6.2500%	USD	500	500	26.04.2020
GTH Finance B.V.	Notes	7.2500%	USD	700	700	26.04.2023
TOTAL GTH Finance B.V.					1,200

PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	USD	262	262	02.02.2021
PJSC VimpelCom	Other				17
TOTAL PJSC VimpelCom					279

PMCL	Loan from Habib Bank Limited	6 months KIBOR + 0.90%	PKR	1,333	9	15.12.2020
PMCL	Loan from ING Bank N.V.	6 months LIBOR + 1.9%	USD	75	75	15.12.2020
PMCL	Loan from MCB Bank Limited	6 months KIBOR + 0.8%	PKR	5,333	34	15.12.2020
PMCL	Loan from Habib Bank Limited	6 months KIBOR + 0.35%	PKR	8,333	54	15.06.2022
PMCL	Syndicated Loan Facility	6 months KIBOR	PKR	3,879	25	15.12.2023
PMCL	Syndicated Loan Facility	6 months KIBOR	PKR	2,413	16	15.12.2023
PMCL	Syndicated Loan Facility	6 months KIBOR + 0.35%	PKR	21,396	138	15.06.2022
PMCL	Syndicated Loan Facility	6 months KIBOR + 0.75%	PKR	15,885	102	02.09.2026

PMCL	Islamic Financing Facility	6 months KIBOR + 0.75%	PKR	2,963	19	02.09.2026
PMCL	Other				22
TOTAL Pakistan Mobile Communications Limited					494

Banglalink	Syndicated Loan Facility	3 months LIBOR + 2.5%	USD	300	300	25.04.2020
Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	8,135	96	24.12.2022
Banglalink	Syndicated Loan Facility	Average bank deposit rate + 3.0%	BDT	1,744	20	24.12.2020
TOTAL Banglalink Digital Communications Ltd.					416

Other entities	Cash-pool overdrawn accounts and other				47
Total VEON consolidated					7,519

For additional information on our outstanding indebtedness, please refer to Note 15 — Investments, Debt and Derivatives of our Audited Consolidated Financial Statements attached hereto. For a description of some of the risks associated with certain of our indebtedness, see “Item 3D. Risk Factors — Liquidity and Capital Risks — Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital.”
Cash Subject to Currency and Contractual Restrictions
The Company performed a test on the restricted net assets of consolidated subsidiaries and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2019. As of December 31, 2019, VEON Ltd. had restricted net assets of 58%, compared to 22% in 2018, of total net assets. This was primarily due to the purchase of 41% of GTH’s issued shares, which had the effect of decreasing our shareholder’s equity and thus increasing the share of restricted assets proportional to the amount of shareholder’s equity.

Accordingly, separate condensed financial statements of VEON Ltd. have been prepared, in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X and presented within Note 25 — Condensed Separate Financial Information of VEON of our Audited Consolidated Financial Statements attached hereto.
FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
Telecommunications service providers require significant amounts of capital to construct networks and attract customers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.
In 2019, our capital expenditures excluding licenses and right of use assets were US$1,741 million compared to US$1,415 million in 2018. The increase in capital expenditures excluding licenses and right of use assets was primarily due to an increase of capital expenditures in Russia, Ukraine and Kazakhstan.
We expect that our capital expenditures excluding licenses in 2020 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE and 3G networks in Russia, Algeria, Bangladesh, Pakistan and Ukraine. We expect that these expenditures will continue to be significant in 2020.
Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will come from:
•Cash we currently hold;
•Operating cash flows;

•Export credit agency guaranteed financing;
•Borrowings under bank financings, including credit lines currently available to us;
•Syndicated loan facilities; and
•Issuances of debt securities on local and international capital markets.
As of December 31, 2019, we had an undrawn amount of US$1,950 million under existing credit facilities.
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
Our future cash needs are subject to significant uncertainties. For instance, we are exposed to the impact of future exchange rates on our U.S. dollar denominated debt obligations and future requirements for U.S. dollar denominated capital expenditures, which are generally funded by local currency cash flows of our subsidiaries. Remittances from our subsidiaries may also be restricted by local regulations or subject to material taxes when remitted. Despite these uncertainties, we believe that our cash flows from operations and other sources of funds described above will be sufficient to meet our short term and foreseeable long-term cash requirements.
Below is the reconciliation of Capital expenditures excluding licenses to cash flows used to Purchase of property, plant and equipment and intangible assets:

	2019	2018	2017

Capital expenditures excluding licenses (refer to Note 2 of the Audited Consolidated Financial Statements)	1,741	1,415	1,460
Adjusted for
Additions of licenses	50	526	332
Additions of right-of-use assets	158	—	—
Difference in timing between accrual and payment for capital expenditures	(266)	7	245

Purchase of property, plant and equipment and intangible assets	1,683	1,948	2,037
Quantitative And Qualitative Disclosures About Market Risk
For information on quantitative and qualitative disclosures about market risk see Item 11 — Quantitative and Qualitative Disclosures About Market Risk.
Contractual Obligations
 As of December 31, 2019, we had the following contractual obligations:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Bank loans and bonds	2,100	3,909	2,009	794	8,812
Lease liabilities	581	920	728	420	2,649
Purchase obligations	677	19	—	—	696

Total financial liabilities, net of derivative assets	3,358	4,848	2,737	1,214	12,157
For the description of the contractual obligations please refer to Note 4 — Selling, General and Administrative Expenses, Note 12 — Property and Equipment, Note 13 — Intangible Assets & Goodwill and Note 15 — Investments, Debt and Derivatives of our Audited Consolidated Financial Statements attached hereto.

RESEARCH AND DEVELOPMENT
We now have the capacity to launch 4G/LTE in each of our reportable segments. We have acquired new spectrum in several operating companies to boost our network capacity, enhance spectral efficiency and enable the launch of new Radio Access Networks Technologies. For example, in Russia, we are working closely with a number of vendors to undertake joint research and testing of technologies, with a focus on 5G, LTE Advanced Pro and LTE-unlicensed technology. For a discussion of the risks associated with new technology, see Item 3.D. Risk Factors — Market Risks — “Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially harm our business.”
OFF-BALANCE SHEET ARRANGEMENTS
We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
RELATED PARTY TRANSACTIONS
We have entered into transactions with related parties and affiliates. See “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 21 — Related Parties to our Audited Consolidated Financial Statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
As of March 1, 2020, our directors, their respective ages and positions were as follows:

Name	Age	Position
Ursula Burns	61	Chairman of Board of Directors
Guillaume Bacuvier	47	Director
Osama Bedier	44	Director
Mikhail M. Fridman	55	Director
Gennady Gazin	55	Director
Andrei Gusev	47	Director
Gunnar Holt	65	Director
Sir Julian Horn-Smith	71	Director
Robert Jan van de Kraats	59	Director
Guy Laurence	58	Director
Alexander Pertsovsky	51	Director
The members of our current board of directors were elected at the June 18, 2019 annual general meeting of shareholders in accordance with our bye-laws and will serve until the next annual general meeting, unless any members are removed from office or their offices are vacated in accordance with our bye-laws.
On July 30, 2018, we amended and restated our bye-laws to, among other things, eliminate our two-tier board structure. As a result, we have a board of directors and a management advisory committee known as the group executive committee. The group executive committee is currently comprised of VEON Ltd.’s co-Chief Executive Officers, Deputy Chief Financial Officer, Group General Counsel, Chief Technology Officer, Chief People Officer, Chief Compliance Officer, and Chief Strategy Officer, as well as the Chief Executive Officers of each of Mobilink in Pakistan, of Kyivstar in Ukraine and of Beeline in Russia. The group executive committee is focused on the management of the business affairs of VEON Ltd. and its subsidiaries as a whole, including execution of the group’s competitive strategy, driving financial performance and overseeing and coordinating group-wide initiatives.
As of March 1, 2020, the members of our group executive committee, their respective ages and positions were as follows:

Name	Age	Position
Kaan Terzioğlu	51	Group Chief Executive Officer
Sergi Herrero	38	Group Chief Executive Officer
Murat Kirkgöz	45	Group Deputy Chief Financial Officer
Scott Dresser	52	Group General Counsel
Joshua Drew(1)	52	Group Chief Compliance Officer
Alex Kazbegi	57	Group Chief Strategy Officer
Yogesh Malik(2)	47	Group Chief Technology Officer
Jacky Simmonds(3)	56	Group Chief People Officer
Aamir Ibrahim	51	CEO Jazz (Pakistan)
Oleksandr Komarov	48	CEO Kyivstar (Ukraine)
Vasyl Latsanych(4)	47	CEO VimpelCom Russia (Beeline Brand)
(1) As of March 31, 2020, Mr. Drew will be departing the Company.
(2) As of June 30, 2020, Mr. Malik will be departing the Company.
(3) As of March 31, 2020, Ms. Simmonds will be departing the Company.
(4) As of June 30, 2020, Mr. Latsanych will be departing the Company.
Board of Directors
Ursula Burns has served as the Chairman of the VEON Ltd. Board of directors since July 2017 and served as CEO of the company from December 2018 until February 2020. Ms. Burns has served as Director of Exxon Mobil since 2012, and Nestlé and Uber Technologies since 2017 and previously served as a director of Xerox Corporation from 2007 to 2017, as Chairman of its Board of Directors from 2010-2017 and as its Chief Executive Officer from 2009 to 2016, respectively. Ms. Burns was appointed by U.S. President Barack Obama to help lead the White House national program on Science, Technology, Engineering and Math (STEM) from 2009 to 2016. Ms. Burns also served as chair of the President’s Export Council from 2015 to 2016 as well as vice chair from 2010 to 2015. She also provides leadership counsel to several other community, educational and non-profit organizations including the Ford Foundation, the Massachusetts Institute of Technology (MIT) Corporation, Cornell Tech Board of Overseers and the New York City Ballet among others. Ms. Burns is a member of the National Academy of Engineers and the American Academy of Arts and Sciences. Ms. Burns holds a master’s degree in mechanical engineering from Columbia University and a bachelor’s degree in mechanical engineering from Polytechnic Institute of New York University.
Guillaume Bacuvier has been a director of VEON Ltd. since July 2018. Mr. Bacuvier is serving as the chairman of VEON Ltd.’s compensation committee and as a member of its digital and innovation committee. Mr. Bacuvier has served as the Chief Executive Officer of Dunnhumby Limited, a global provider of customer data science, since 2017. From 2007 to 2017, Mr. Bacuvier held a number of senior positions at Google: Vice President of Advertising Solutions, EMEA (2015-2017); Managing Director, Products, Solutions & Innovations, Southern & Eastern Europe, Middle East & Africa (2011-2014); Director of Mobile Sales & Operations, Southern & Eastern Europe, Middle East and Africa (2010-2011); Head of Global Key Accounts, Technology (2007-2010); and Head of Industry Marketing, Technology EMEA (2006). Prior to Google, Mr. Bacuvier was with global mobile telecommunications provider Orange from 2005 to 2006 and with technology strategy consulting firm Booz Allen Hamilton from 1998 to 2005. Mr. Bacuvier holds an M.B.A from INSEAD-Europe Campus, a master’s degree in telecommunications from Telecom ParisTech and a bachelor’s degree from École Polytechnique de Paris.
Osama Bedier has been a director of VEON Ltd. since July 2018. Mr. Bedier is a member of VEON Ltd.’s digital and innovation committee. Mr. Bedier is the founder and Chief Executive Officer of Poynt, which develops and markets a credit card processing terminal for small businesses. Mr. Bedier also serves on the Boards of QIWI, WePay and PayRange. Prior to founding Poynt, Mr. Bedier served as the Vice President of Payments at Google from 2011 to 2013, where he created Google Wallet. Prior to Google, Mr. Bedier spent nine years running product and engineering at PayPal. He has also held engineering leadership roles at eBay, Gateway Computers and AT&T Wireless. Mr. Bedier holds a bachelor’s degree in computer science from University of California, Riverside.
Mikhail M. Fridman has been a director of VEON Ltd. since April 2010. Mr. Fridman was a member of the board of directors of OJSC VimpelCom from July 2001 until April 2010. He currently serves as the Chairman of the Supervisory Board of the Alfa Group Consortium and a member of the board of directors of JSC Alfa-Bank since 1994, ABH Holdings S.A. since 2015, LetterOne Holdings SA since 2013, LetterOne Investment Holdings SA since 2015 and LetterOne Core Investments SARL since 2019. Mr. Fridman also has served as a member of the Supervisory Board of X5 RETAIL GROUP N.V. since 2006. He is a member of the Public Chamber of the Russian Federation. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal

Metallurgical Works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986 and in 1989, together with his partners, founded the Alfa Group Consortium.
Gennady Gazin has served as a director of VEON Ltd. since June 2015, and served as an alternate director of VEON Ltd. from October 2014 until his appointment as a director. Mr. Gazin is serving as chairman of VEON Ltd.’s nominating and corporate governance committee and as a member of its audit and risk committee and its finance committee. He served as chairman of its special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities until its dissolution on August 3, 2016. Mr. Gazin has served as an Affiliate Partner at Lindsay Goldberg, a New York based private equity firm, since 2015; Chairman of the Board at Genesis Philanthropy Group since 2014; and a member of the advisory board of LetterOne Technology LLP since 2015 and DVO Private Equity since 2018. From 2007 to 2012, Mr. Gazin served as CEO of EastOne, an international investment advisory group. Prior to EastOne, Mr. Gazin worked at McKinsey & Company’s New York and Moscow offices for 14 years, during which time he was an active member of the Telecommunications practice and also served as the Senior Partner responsible for McKinsey’s CIS practice. Mr. Gazin started his professional career as a systems and telecommunications engineer at Bell Communications Research/Tellcordia and General Dynamics in the USA. Mr. Gazin received a bachelor’s degree in Electrical Engineering from Cornell University in 1987, a master’s degree in Electrical Engineering from Stanford University in 1988 and an M.B.A. from the Wharton School of Business at the University of Pennsylvania in 1993.
Andrei Gusev has been a director of VEON Ltd. since April 2014. Mr. Gusev is serving as chairman of VEON Ltd.’s finance committee and as a member of its nominating and corporate governance committee. Mr. Gusev is a senior partner at LetterOne Technology (UK) LLP, joining in 2014, and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was Chief Executive Officer of X5 Retail Group N.V. from 2011 to 2012 and prior to that, from 2006 to 2010, served as its Director of Business Development and M&A. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received an M.B.A. from the Wharton School at the University of Pennsylvania in 2000 and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994.
Gunnar Holt has been a director of VEON Ltd. since June 2015. Mr. Holt is serving as a member of VEON Ltd.’s audit and risk committee, finance committee and compensation committee. Mr. Holt was a Senior Advisor at Telenor ASA from 2006 to 2017 and previously served as Group Finance Director. From 1995 to 1999, he worked at Aker ASA and Aker RGI ASA, serving as Executive Vice President and CFO. From 1986 to 1995, he held various leadership positions in the Aker Group, including Deputy President of Norwegian Contractors AS, Executive Vice President and Chief Financial Officer of Aker Oil and Gas Technology AS, President of Aker Eiendom AS, and Finance and Accounting Director of Aker Norcem AS. From 1978 to 1986, he served as Executive Officer and Special Advisor in the Norwegian Ministry of Petroleum and Energy. Mr. Holt holds a Doctor of Business Administration degree and Advanced Postgraduate Diploma in Management Consultancy from Henley Management College, Brunel University, in the United Kingdom; an M.B.A. from the University of Queensland in Australia, and an M.B.A. in finance from the University of Wisconsin. He also received a Diplomøkonom from The Norwegian School of Management. Mr. Holt has served on a number of corporate boards.
Sir Julian Horn-Smith has been a director of VEON Ltd. since July 2014. Sir Julian is a member of VEON Ltd.’s nominating and corporate governance committee. Sir Julian served as a member of VEON Ltd.’s special committee overseeing the internal investigation and the company’s response to the inquiries by various authorities until its dissolution on August 3, 2016. Sir Julian is active in the global telecommunications sector as a Senior Advisor to UBS Investment Bank, in London and Senior Advisor to CVC (Telecoms and Media). He also serves as an advisor to LetterOne. Sir Julian previously served as Senior Advisor to the Etisalat Group board from 2011 to 2014. Sir Julian was a member of the founding management team of Vodafone Group Plc. He retired from Vodafone in July 2006, where he held a number of senior positions, including Deputy Chief Executive Officer and member of the board. He currently serves as a member of the board of Digicel, a Caribbean and Pacific operator. Sir Julian is also Chairman of eBuilder, based in Sweden. He is a Pro Chancellor at Bath University and chairs the University’s School of Management Advisory Board. He is the Founder and Co-Chair of The TATLIDiL Conference (British and Turkish Conference). During his career in international telecommunications, Sir Julian has served as Chair of both the Mannesmann Supervisory and Management boards, as well as a Director on a number of company boards, including Lloyds Banking Group plc, Smiths Group, China Mobile, eAccess in Japan, De la Rue plc, Verizon Wireless and SFR in France. Sir Julian earned a Bachelor of Science in economics from University of London in 1970 and a Master of Science from University of Bath in the United Kingdom in 1979.
Mr. Robert Jan van de Kraats RA (Chartered Accountant) has been a director of VEON Ltd. since July 2018. He has serves as the chairman of VEON Ltd.’s audit and risk committee. He was appointed as Chairman of the Board of TMF Group, a global provider of payroll, accounting, corporate secretarial and alternative investment services earlier this year. He has served as a non-executive director / supervisory board director with Royal Schiphol NV, an aviation company majority held by the Dutch state, since 2015 and OCI NV, a fertilizer and chemicals company, since 2014. In addition, he has served as an advisor to the Dutch Authority for the Financial Markets (AFM) and privately held retailer SuitSupply. He previously served as the Chief Financial

Officer and a member of the Executive Board of Randstad Holding NV from 2001 to 2018, serving as the Vice Chairman of the Executive Board from 2006 to 2018, and was responsible for finance, information technology, shared service centers, merger and investor relations business functions. During his tenure at Randstad he also served as COO and was operationally responsible for businesses located in Japan, India, China, Nordics, Argentina and Chile. He also previously served as a member of the Commission on Dutch Corporate Governance from 2013 to 2017, which designed a new corporate governance code for the Netherlands. He was a member of the supervisory boards of bank and insurance provider SNS Reaal from 2006 to 2013, financial services provider SRLEV NV, and information and telecommunication services provider Ordina NV from 2004 to 2012. In addition, he served on the management board of Dutch credit insurance company NCM Holding NV (now Atradius) from 1999 to 2001 as Chief Financial Officer and Chief Operating Officer for a business line. He began his career in 1979 with Deloitte Dijker van Dien (now part of PwC). In 2007, he founded the Barcode for Life Foundation, an organization that supports research into DNA analysis in order to improve treatment of cancer.
Guy Laurence has been a director of VEON Ltd. since July 2017. Mr. Laurence is serving as the chairman of VEON Ltd.’s digital and innovation committee. Mr. Laurence brings more than 30 years of global experience in telecommunications, media and pay television. Mr. Laurence was previously CEO at Rogers, a CDN$14bn telecoms and media group in Canada, and prior to that he worked at Vodafone for thirteen years holding several senior positions including CEO of Vodafone UK, operating in one of the most competitive and mature communications markets in the world, and CEO of Vodafone Netherlands. Mr. Laurence holds a number of directorships, including of Vodafone UK Ltd., Maple Leaf Sports & Entertainment, Chelsea FC plc and Chelsea Football Club Ltd.
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
Group executive committee
Kaan Terzioğlu has served as Group co-Chief Executive Officer since March 2020. Previously, he served as a joint Chief Operating Officer of VEON Ltd. since November 2019, and as a member of the VEON Ltd. Board of Directors from June 2019 until November 2019. Mr. Terzioğlu was Turkcell’s Chief Executive Officer from April 2015 until March 2019. Mr. Terzioğlu is the recipient of the 2019 Outstanding Contribution Award to Mobile Industry in Turkey. He has served as a member of the Board of Directors of Digicel, a Caribbean and Pacific telecommunications operator, since July 2019, and is currently on the board of the GSMA Foundation focusing on “Mobile Communications for Development”. He served on the GMSA board, the leading international mobile communication organization, for three consecutive terms and on the advisory board of the World Economic Forum Center for Fourth Industrial Revolution. Mr. Terzioğlu also served as a board member for “Turkey’s Car” Initiative and was the chairman of the Mobile Telecommunications Operators Association (m-TOD). From 2012 to 2015, Mr. Terzioğlu served as a member of the board of directors at Akbank, Aksigorta A.Ş., Teknosa Iç ve Diş Ticaret A.Ş. and Carrefoura A.Ş. From 1999 to 2012, he held global managerial roles at Cisco offices located in Brussels, London and San Jose. Mr. Terzioğlu began his professional life at Arthur Andersen Turkey, and later undertook several roles on information technologies at Arthur Andersen in the United States, Belgium and Turkey. Mr. Terzioğlu graduated from the Department of Business Administration at Boğaziçi University.
Sergi Herrero has served as Group co-Chief Executive Officer since March 2020. Previously he served as Chief Operating Officer of VEON Ventures since September 2019. Prior to joining VEON, Mr. Herrero was Facebook’s Global Director of Payments and Commerce Partnerships where he has overseen the launch and growth of payment and commerce capabilities for Messenger, WhatsApp and Instagram. He also led the deployment of Charitable Giving, the scaling and optimization of the Facebook Ads payments business and drove the expansion of the platform's global marketplace. Before joining Facebook in 2014, he held several senior roles in technology, banking and consulting. Mr. Herrero holds Spanish nationality and was awarded a MSc in Telecommunications Management from Spain's Ramon Llull University, in addition to an earlier undergraduate degree in Electrical Engineering.

Murat Kirkgöz has served as Group Deputy Chief Financial Officer since July 2019. He joined VEON in December 2016 as Chief Financial Officer Eurasia. Prior to joining VEON, he served as Group CFO in Turk Telekom between 2012 to 2016, where he held a leading role in its business transformation becoming the largest integrated telecom operator in Turkey. He has 18 years of finance and telecom experience under various roles in several telecom operators (Aria, Avea, Oger Telecom, TurkTelekom). Murat holds a BS degree in Mechanical engineering from Bogazici University in Turkey.

Scott Dresser has served as VEON’s General Counsel since September 2014. Prior to joining VEON, Mr. Dresser was most recently Vice President of Global Strategic Initiatives at BirdLife International, a global conservation organization. Between 2006 and 2012, Mr. Dresser was with Virgin Media in the UK, including serving as General Counsel, where he led its legal department and acted as principal liaison with Virgin Media’s Board of Directors, as well as being a member of its Executive Management Team. He also previously held positions in the United States at White Mountains RE Group (which is the operating company of White Mountains Insurance Group Ltd), in the role of Senior Vice President and Associate General Counsel from 2005 to 2006. From 2002 to 2005, he served as Senior Advisor for Legal and Financial Affairs for the International Global Conservation Fund (an international environmental conservation organization), and prior to that, he held positions at Morgan, Lewis & Bockius LLP and at Lord Day & Lord, Barrett Smith. Mr. Dresser studied at the Vanderbilt University School of Law and University of New Hampshire, and was admitted to the Bar, in New York and Connecticut, in 1993. Mr. Dresser is on the advisory board of BirdLife International.
Joshua Drew has been VEON’s Group Chief Compliance Officer since October 2017. Mr. Drew joined VEON in July 2016 as Associate General Counsel and was appointed Acting Group Chief Compliance Officer in March 2017. In his role as VEON’s Group Chief Compliance Officer, Mr. Drew is responsible for leading a team of compliance professionals across all of VEON’s operating markets to establish and implement an effective compliance program, while also advising senior management and the VEON board on core compliance, risk and governance issues. Prior to joining VEON, Mr. Drew was Vice President and Associate General Counsel for over five years at Hewlett-Packard Enterprise and Hewlett-Packard, with responsibility for investigations and anti-corruption compliance. Mr. Drew also previously served as a prosecutor with the U.S. Department of Justice for ten years. Mr. Drew has a B.A. from Wesleyan University and a J.D. from Northwestern University School of Law.
Alex Kazbegi was appointed as Chief Strategy Officer of VEON in February 2019. Prior to joining VEON, Mr. Kazbegi was Head of Research and an equity analyst for Renaissance Capital from 2002. From 1995 to 2002, Mr. Kazbegi was an equity research analyst for Salomon Brothers. Mr. Kazbegi received an MA from Tbilisi State University, Physics Faculty in 1984, and a PhD in Physics from Tbilisi State University (in a joint degree program with Moscow State University) in 1993. Mr. Kazbegi obtained an MBA from Tulane University in 1995.
Oleksandr Komarov has served as CEO of Kyivstar in Ukraine since December 2018, previously serving as interim CEO of Kyivstar from July 2018 to December 2018. In addition, Mr. Komarov served as CEO of Beeline Kazakhstan from January 2016 to January 2019 and as the Chief Commercial Officer of Beeline Kazakhstan from July 2013 until 2016. Previously, Mr. Komarov served as the Chief Executive Officer of GroupM from 2007 to 2013, Acting Chief Executive Officer of MediaCom from 2009 to 2010, the Chief Executive Officer of Video International Advertising Group Kiev from 2006 to 2007 and the Chief Executive Officer of Adell Saatchi & Saatchi from 2004 to 2006. Mr. Komarov received an Executive M.B.A. from the Stockholm School of Economics in 2006 as well as a Postgraduate Diploma in Marketing from the Chartered Institute of Marketing in 2001.
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
Vasyl Latsanych has served as Chief Executive Officer of PJSC VimpelCom since January 2018. Mr. Latsanych came to VEON from the MTS Group, where he held a number of senior roles, the most recent being Group Vice President for Strategy and Marketing. Mr. Latsanych also served on the board of directors of Sitronics Kasu, NVision Group, Medsi, SMM and several other MTS subsidiaries. Mr. Latsanych graduated from Lviv State Lysenko Institute in 1995, and received an Executive M.B.A. from the London Business School in 2013.
Yogesh Malik has served as the Group Chief Technology Officer of VEON since March 2014. Yogesh joined from Uninor, an Indian mobile network operator, where he was its Chief Executive Officer. Before becoming CEO at Uninor, he held a variety of senior positions including as Chief Operating Officer, covering the areas of Technology, Regulatory and Customer care. Yogesh has also held the positions of CTO with Grameenphone in Bangladesh, CTO with Kyivstar in Ukraine and as Head of Technology & Sourcing at Group level with Telenor. He has also worked for TIW, Tata/AT&T and Ericsson in the Czech Republic, Brazil, China and Canada in various senior positions. He holds an engineering degree in electronics from MSU University Baroda and is an Executive MBA graduate of IMD in Lausanne, Switzerland.

Jacky Simmonds was appointed as VEON’s Group Chief People Officer in October 2017. Ms. Simmonds has experience across a number of sectors including travel, tourism and aviation in over 25 years working as an HR Executive, bringing particular expertise in leading significant transformations of organizations to become more digitally enabled businesses. Ms. Simmonds is regularly featured in the annual list of the top ten Most Influential HR Practitioners in the United Kingdom. Ms. Simmonds is responsible for managing and leveraging the talent and experience across VEON’s operating markets as well as developing a strategy to build a world-class HR function across the group. Prior to joining VEON, Ms. Simmonds was Group People Director at easyJet plc where she focused on organizational change, updating the ways of working, employee engagement and talent development. She played a crucial role in helping it shape itself for further growth and scale in Europe. Before joining easyJet plc, Ms. Simmonds was Group HR Director at TUI Group for over five years. Ms. Simmonds is also a Non-Executive Director at Ferguson Plc, where she chairs the Remuneration Committee, and is a member of the Nominations and Audit Committee.
B. Compensation
We paid our directors and senior managers an aggregate amount of approximately US$51 million for services provided during 2019, related to short-term employee benefits. For more information regarding our director and senior management compensation, including a description of applicable stock based and cash based plans, see Note 21 — Related Parties to our Audited Consolidated Financial Statements.
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
The board of directors has delegated to the co-CEOs the power to manage the business and affairs of the company, subject to certain material business decisions reserved for the board of directors or shareholders. The co-CEOs and their leadership team manage and operate the company on a day-to-day basis. The board of directors may appoint such other senior executives as the board may determine.
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
Audit and risk committee
The charter of our audit and risk committee provides that each committee member is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. The audit and risk committee is primarily responsible for the following: the integrity of the company’s financial statements and its financial reporting to any governmental or regulatory body and the public; the company’s audit process; the qualifications, engagement, compensation, independence and performance of the company’s independent auditors, their conduct of the annual audit of the company’s financial statements and their engagement to provide any other services; VEON Ltd.’s process for monitoring compliance with legal and regulatory requirements as well as the company’s corporate compliance codes and related guidelines, including the Code of Conduct; the company’s systems of enterprise risk management and internal controls; and the company’s compliance program. The current members of our audit and risk committee, Robert Jan van de Kraats (chairman), Gennady Gazin and Gunnar Holt, are expected to serve until our next annual general meeting.
Compensation committee
Our compensation committee is responsible for assisting and advising the board of directors in discharging its responsibilities with respect to overseeing the performance, selection and compensation of the CEO and all other individuals whose appointment, reappointment or early termination of employment require Board approval under the company’s bye-laws (including the members of the company’s group executive committee and the chief executive officers of the company’s significant operating subsidiaries). Our compensation committee also has overall responsibility for approving and evaluating company’s director, executive and employee compensation and benefit plans. The committee advises the board of directors in relation to the company’s overall culture and values program, including by periodically assessing the substance and effectiveness of the program and considering overall employee feedback and other measurements of effectiveness. In addition, the committee periodically evaluates the compensation of directors of the company (including the annual board retainer fee, any equity-related compensation or incentive plan participation and fees for service on the committees of the board of directors), taking into account the competitive landscape, the compensation of directors at other comparable companies and recommendations regarding best practices. The committee formulates recommendations to the board of directors regarding such director compensation and any adjustments in compensation and/or incentives that the committee considers appropriate. Such recommendations are reviewed by the nominating and corporate governance committee of the board of directors, and both committees jointly deliver to the board such recommendations for consideration and approval. The current members of our compensation committee, Guillaume Bacuvier (chairman), Gunnar Holt and Alexander Pertsovsky, are expected to serve until our next annual general meeting.
Finance committee
Our finance committee is responsible for assisting and advising the board of directors in discharging its responsibilities with respect to its oversight of the business plan of the company, management of the capital structure of the company and its subsidiaries and the execution of certain material transactions. In doing so, the committee reviews with company management and gives advice or makes recommendations to the board of directors in relation to mergers and acquisitions transactions and divestitures, financing transactions, the incurrence of indebtedness, finance policies, dividends, material litigation, arbitration or other proceedings, and certain material and outside of the ordinary course business contracts. The current members of our finance committee, Andrei Gusev (chairman), Gennady Gazin and Gunnar Holt, are expected to serve until our next annual general meeting.
Nominating and corporate governance committee
Our nominating and corporate governance committee is responsible for identifying and recommending to the board individuals qualified to serve as members of the board of directors, making recommendations to the board of directors concerning committee structure, membership and operations, developing, advising the board of directors on the adoption of and periodically reviewing a set of corporate governance practices applicable to the conduct of the company’s business, and periodically conducting an evaluation of the board of directors and its committees. In addition, the committee reviews recommendations of the compensation committee of the board of directors regarding adjustments in director compensation, and both committees jointly deliver to the board of directors such recommendations for consideration and approval. The current members of our nominating and corporate governance committee, Gennady Gazin (chairman), Andrei Gusev and Sir Julian Horn-Smith, are expected to serve until our next annual general meeting.
Digital and innovation committee
Our digital and innovation committee is responsible for advising on, and overseeing, the development of the Company’s digital strategy and digital initiatives. The current members of our digital and innovation committee, Guy Laurence (chairman), Guillaume Bacuvier and Osama Bedier, are expected to serve until our next annual general meeting.
D. Employees
The following chart sets forth the number of our employees as of December 31, 2019, 2018 and 2017, respectively:

	As of December 31,
	2019	2018	2017
Russia	28,003	28,570	22,031
Pakistan	4,325	4,424	4,175
Algeria	2,781	2,866	3,193
Bangladesh	1,200	1,120	1,178
Ukraine	3,527	2,754	2,656
Uzbekistan	1,594	1,563	1,333
Kazakhstan(1)	2,142	—	—
HQ	286	507	640
Others	2,634	4,328	4,732
Total	46,492	46,132	39,938
(1) The number of employees in Kazakhstan for the years ended December 31, 2018 and 2017 were included in “Others.” For the year ended December 31, 2019, as Kazakhstan is a reportable segment, the total number of employees in Kazakhstan is reported separately as of December 31, 2019.
From time to time, we also employ external staff, who fulfill a position at the company for a temporary period. We do not consider these employees to constitute a significant percentage of our employee totals and have not included them above.

The following chart sets forth the number of our employees as of December 31, 2019, according to geographic location and our estimates of main categories of activities:

	As of December 31, 2019
Category of activity(1)	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	Kazakhstan
Executive and senior management	24	21	12	8	14	21	14
Engineering, construction and information technology	1,964	739	756	361	1,218	410	942
Sales, marketing and other commercial operations	17,072	2,476	1,189	586	923	382	781
Finance, administration and legal	1,999	525	377	143	440	122	194
Customer service	5,366	240	339	38	766	386	73
Procurement and logistics	664	65	72	24	87	26	47
Other support functions	914	259	36	40	79	247	91
Total	28,003	4,325	2,781	1,200	3,527	1,594	2,142

(1)	A breakdown of employees by category of activity is not available for our HQ segment and our “Others” category.
A joint works council has been established at our Amsterdam headquarters, and it has consultation or approval rights in relation to a limited number of decisions affecting our employees working at this location. For VEON Wholesale Services BV (“VWS”), a separate works council was established and addresses management decisions that may affect the VWS workforce. The works councils may utilize legal remedies that can impact the timing of implementation of decisions at our Amsterdam headquarters or within VWS that are subject to consultation or approval by the works councils.
Our employees are represented by unions or operate collective bargaining arrangements in Armenia, Algeria, Kyrgyzstan and Ukraine. We consider relations with our employees to be generally good. In February 2016, BDCL experienced labor disruptions in connection with the implementation of our announced performance transformation program. Such disruptions have not had a significant impact on our operations. An application for the registration of a union within BDCL was rejected by the government authorities and subsequent litigation is ongoing. A consequent notification was made by UNI Global Union to the Dutch NCP and the NCP has issued a final statement. For a discussion of risks related to labor matters, see Item 3.D. Risk Factors — Other Risks — “Our business may be adversely impacted by work stoppages and other labor matters.”
E. Share Ownership
To our knowledge, as of March 1, 2020 other than Mikhail Fridman, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. To our knowledge, Mr. Fridman has an indirect economic benefit in our shares held for the account of L1T VIP Holdings S.à r.l. (“L1T VIP Holdings”) and, thus, may be considered under the definition of “beneficial owner” for purposes of this Annual Report on Form 20-F only, as a beneficial owner of the shares held for the account of L1T VIP Holdings. See Item 7.A. Major Shareholders.
To our knowledge, as of March 1, 2020, Ursula Burns owned 231,353 of our ADSs.
    To our knowledge, as of March 13, 2020, Kaan Terzioğlu owned 400,000 of our ADSs.

To our knowledge, as of March 1, 2020, none of the other board of director members held any Common Shares or ADSs. To our knowledge, as of March 1, 2020, none of our directors or senior managers held any options to acquire the company’s common shares.
For more information regarding share ownership, including a description of applicable stock-based plans and options, see Note 21 — Related Parties to our Audited Consolidated Financial Statements.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of VEON Ltd. as of March 1, 2020, by each person who is known by us to beneficially own 5.0% or more of our issued and outstanding shares. As of March 1, 2020, we had 1,756,731,135 issued and outstanding common shares. None of our shareholders has different voting rights. For a discussion of certain risks associated with our major shareholders, see “Item 3.D. Risk Factors — Other Risks — “A disposition by our largest shareholder of its stake in VEON Ltd. or a change in control of VEON Ltd. could harm our business.”

Name	Number of VEON Ltd. Common Shares	Percent of VEON Ltd. Issued and Outstanding Shares
L1T VIP Holdings S.à r.l.(1)	840,625,001	47.85
Stichting Administratiekantoor Mobile Telecommunications Investor (2)	145,947,562	8.31

(1) As reported on Schedule 13D, Amendment No. 20, filed on September 13, 2019, by L1T VIP Holdings S.à r.l. (“L1T”), Letterone Core Investments S.à r.l. (“LCIS”) and Letterone Investment Holdings S.A. (“LetterOne”) with the SEC, L1T is the direct beneficial owner of 840,625,001 common shares. LCIS is the sole shareholder of L1T, and LetterOne is the sole shareholder of LCIS and, in such capacity, each of L1T, LCIS and LetterOne may be deemed to be the beneficial owner of the 840,625,001 common shares held for the account of L1T. Each of L1T, LCIS and LetterOne is a Luxembourg company, with its principal business to function as a holding company.

(2)
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

Based on a review of our register of members maintained in Bermuda, as of March 1, 2020, a total of 1,228,276,403 common shares representing approximately 69.92% of VEON Ltd.’s issued and outstanding shares were held of record by BNY (Nominees) Limited in the United Kingdom as custodian of The Bank of New York Mellon for the purposes of our ADS program and a total of 512,738,378 common shares representing approximately 29.19% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. and where ING Bank N.V. is acting as custodian of The Bank of New York Mellon, for the purposes of our ADS program, and a total of 15,716,354 common shares representing approximately 0.89% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V., for the purposes of our common shares listed and tradable on Euronext Amsterdam. As of March 1, 2020, 21 record holders of VEON Ltd.’s ADRs, holding an aggregate of 755,028,329 common shares (representing approximately 42.98% of VEON Ltd.’s issued and outstanding shares), were listed as having addresses in the United States.
Changes in Percentage Ownership by Major Shareholders
As reported on Schedule 13D, Amendment 43, filed on November 25, 2019 by Telenor East Holding II AS, Telenor Mobile Holding AS and Telenor ASA with the SEC, on November 22, 2019, Telenor East Holding sold 156,703,840 of VEON Ltd. common stock, in the form of ADSs, at a price per share of US$2.31, representing all of Telenor East Holding’s remaining interest in VEON Ltd. The sale resulted in net proceeds to Telenor East Holding of approximately US$362 million. This transaction represented approximately 8.9% of the total outstanding common stock and Telenor East Holding’s final exit from VEON Ltd. Please also see Schedule 13D, Amendment 38, filed on April 12, 2017 by Telenor East Holding II AS, Telenor Mobile Holding AS and Telenor ASA with the SEC, reporting a sale by Telenor East Holding II AS of 70,000,000 of ADSs in VEON Ltd. pursuant to an underwritten offering and Schedule 13D, Amendment 40, filed on September 25, 2017 by Telenor East Holding II AS, Telenor Mobile Holding AS, and Telenor ASA with the SEC, reporting a sale by Telenor East Holding II AS of 90,000,000 ADSs in VEON Ltd. pursuant to an underwritten offering.
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
For more information on our related party transactions, see Note 21 — Related Parties to our Audited Consolidated Financial Statements.

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
Separately, in connection with the issuance of US$1,000,000,000 in aggregate principal amount of 0.25% exchangeable bonds due 2019, exchangeable for VEON Ltd. ADSs (the “Telenor Exchangeable Bond”) by Telenor East Holding II AS, VEON Ltd. entered into a registration rights agreement, dated September 21, 2016 (the “New Registration Rights Agreement”) for the benefit of holders of the Telenor Exchangeable Bonds. Following Telenor’s divestment of its interest in VEON Ltd. ADSs in November 2019, the New Registration Rights Agreement is no longer effective.
Major Shareholders and their Affiliates
LetterOne
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
In March 2020, VimpelCom Holdings B.V., an indirect wholly-owned subsidiary of VEON Ltd., increased the size of its existing facility with JSC Alfa-Bank to RUB 30 billion (US$468 million as of December 18, 2019). The outstanding amount under the facility, originally entered into in 2017, was RUB 17.5 billion (US$ 304 million) as of December 31, 2017, RUB 17.5 billion (US$252 million) as of December 31, 2018, and RUB 17.5 billion (US$283 million) as of December 31, 2019.
During 2019 and through the date of this Annual Report on Form 20-F, none of our board of directors have been involved in any related party transactions with us.
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
Policy on Dividend Distributions
In September 2019, VEON announced a new dividend policy, which targets paying at least 50% of prior year equity free cash flow after licenses in dividends to shareholders. Dividend payments will always remain subject to review by VEON's board of directors, taking into account medium-term investment opportunities and the group's capital structure. The group’s internal target is to keep Net Debt/EBITDA at around 2.0x (2.4x post-IFRS 16).
In February 2020, our board of directors approved a final dividend of US$0.15 per share, bringing our total 2019 dividend payments to US$0.28 per share. The dividend has a record date of February 27, 2020 and a payment date of March 5, 2020. The company will make appropriate tax withholdings of up to 15% when the dividend is paid to the company’s share depositary, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, the final dividend of US$0.15 will be paid in euros.
This final dividend of US$0.15 per share, together with the US$0.13 per share declared at the interim period, brings the total dividend payments for the year ended December 31, 2019 to US$0.28 per share, which represents approximately 70% of 2019 equity free cash flow after licenses. We believe this demonstrates the commitment of the company to return cash to shareholders while managing an appropriate level of Net Debt/EBITDA at the group level.
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
We cannot assure you we will continue to pay dividends on our common shares and ADSs in the future and any decision by VEON Ltd. not to pay dividends or to reduce dividend payments in the future could adversely affect the value of our common shares or ADSs. For more information regarding certain risks involved in connection with the recommendation and payment of dividends, see Item 10.B. Memorandum and Articles of Association — Dividends and Dividend Rights, Item 3.D. Risk Factors — Operational Risks — “As a holding company, VEON Ltd. depends on the performance of its subsidiaries and their ability to pay dividends, and may therefore be affected by changes in exchange controls and currency restrictions in the countries in which its subsidiaries operate, and — Risks Related to the Ownership of Our ADSs — “Various factors may hinder the declaration and payment of dividends.”
B. Significant Changes
Other than as disclosed in this Annual Report on Form 20-F, there have not been any significant changes since the date of the Audited Consolidated Financial Statements included as part of this Annual Report on Form 20-F.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Each of our ADSs represents one of our common shares. We listed our ADSs on the NASDAQ Global Select Market on September 10, 2013 and listed our common shares on Euronext Amsterdam on April 4, 2017.
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
D. Selling Shareholders
Not required.
E. Dilution
Not required.
F. Expenses of the Issue
Not required.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not required.
B. Memorandum and Articles of Association
We describe below the material provisions of our memorandum of association and bye-laws, certain provisions of Bermuda law relating to our organization and operation, and some of the terms of our share rights based on provisions of our memorandum of association, our bye-laws, applicable Bermuda law and certain agreements relating to our shares. Although we believe that we have summarized the material terms of our memorandum of association and bye-laws, Bermuda legal requirements and our share capital, this summary is not complete and is qualified in its entirety by reference to our memorandum of association, our bye-laws and applicable Bermuda law. All references to our bye-laws herein, unless otherwise noted, are to our amended and restated bye-laws, which were approved by our shareholders on July 30, 2018.
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
Issued Share Capital
As of December 31, 2019, the authorized share capital was US$1,849,190.67, divided into 1,849,190,667 common shares, par value US$0.001, of which 1,756,731,135 common shares were issued and outstanding. All issued and outstanding shares are fully paid.
Subject to our bye-laws and to any shareholders’ resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, our board of directors has the power to issue up to five percent of the total authorized capital of the company as common shares on such terms and conditions as the board of directors may determine; provided that this limitation does not apply to the issue of shares in connection with employee compensation awards approved by the board’s compensation committee.
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
If no instruction is received from a holder of our ADSs, the Depositary shall give a proxy to an individual selected by the board of directors to vote the number of shares represented by the uninstructed ADSs at any shareholders’ meeting. The board of directors’ proxy designee will then vote the shares in accordance with the votes of all other shares represented and voting at the meeting, excluding any votes of any security holder of the company beneficially owning more than five percent of the securities entitled to vote at the meeting.
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
Subject to certain material business decisions that are reserved to the board of directors, the board of directors generally delegates day-to-day management of our company to our co-CEOs.
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
Not required.
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

The following discussion addresses only certain tax consequences to U.S. Holders and does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	certain U.S. expatriates;

•	persons holding our ADSs or common shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own, or are treated as owning, 10% or more of our stock by vote or value;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ADSs or common shares being taken into account in an applicable financial statement;

•	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or common shares through partnerships or other pass-through entities.

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

    The tax treatment of a partner (or other owner) in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our ADSs or common shares generally will depend on such partner’s (or other owner’s) status and the activities of the partnership. A partnership and a U.S. Holder that is a partner (or other owner) in such a partnership should consult its tax advisor.

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

Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) either (a) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company (as discussed below) nor treated as such with respect to the U.S. Holder for our taxable year in which the dividend is paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Under IRS authority, common shares, or ADSs representing such shares, generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our ADSs are. Based on existing guidance, it is not entirely clear whether any dividends you receive with respect to the common shares will be taxed as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange for trading purposes. However, if we are treated as a resident of The Netherlands for purposes of Dutch tax law, we may be eligible for the benefits of the income tax treaty between the United States and The Netherlands. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or common shares.

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

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ADSS OR COMMON SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

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

As of December 31, 2019, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia and the Uzbekistani som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine and Uzbekistan are denominated in each of these local currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

We hold approximately 47% of our cash and bank deposits in U.S. dollars in order to hedge against the risk of local currency devaluation.

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

For more information regarding our translation of foreign currency-denominated amounts into U.S. dollars and our exposure to adverse movements in foreign currency exchange rates, see Item 5 — Operating and Financial Review — Factors Affecting Comparability — Net Foreign Exchange (Loss)/Gain and Note 17 — Financial Risk Management to our Audited Consolidated Financial Statements.

Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. For more information on risks associated with currency exchange rates, see Item 3.D. Risk Factors — Market Risks — “We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.”

The following table summarizes information, as of December 31, 2019, regarding the maturity of the part of our bank loans and bonds for which the foreign exchange revaluation directly affects our reported profit or loss:

	Aggregate nominal amount of bank loans and bonds denominated in foreign currency outstanding as of December 31,					Fair Value as of December 31,
	2019	2020	2021	2022	2023	2019
Total debt:
Fixed Rate (in US$ millions)	262	262	—	—	—	287
Average interest rate	7.75%	7.75%	—	—	—
Variable Rate (in US$ millions)	375	—	—	—	—	379
Average interest rate	4.31%	—	—	—	—
TOTAL	637	262	—	—	—	667

As of December 31, 2019, the variable interest rate risk on the financing of our group was limited as 91% of the group’s bank loans and bonds portfolio was fixed rate debt.

For more information on our market risks and financial risk management for derivatives and other financial instruments, see Note 15 — Investments, Debt and Derivatives and Note 17 — Financial Risk Management to our Audited Consolidated Financial Statements.
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

For:	Persons depositing or withdrawing shares or ADS holders must pay to the depositary:
Issuance of ADSs, including issuances resulting from a distribution of our shares or rights or other property	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Any cash distribution to ADS holders	US$0.05 (or less) per ADS
Depositary service	US$0.05 (or less) per ADS per calendar year
Distribution of securities distributed to holders of deposited securities that are distributed to ADS holders	A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for ADS issuance
Transfer and registration of shares on our share register to or from the name of the depositary or its agent when a shareholder deposits or withdraws shares	Registration or transfer fees
Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary
Converting foreign currency to U.S. dollars	Expenses of the depositary
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the ADS depositary or its agents for servicing the deposited securities	As necessary

Under certain circumstances, holders may convert their ADSs to common shares listed on Euronext Amsterdam. Holders of VEON common share are not subject to the fees payable by ADS holders set forth above.

Fees Payable by the Depositary to Us
Our depositary has agreed to reimburse us or pay us for certain maintenance costs for the ADS program, including expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls.

In certain instances, our depositary has agreed to waive certain fees and expenses.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
For a summary of the modifications made to our bye-laws in July 2018, see Item 10B. Memorandum and Articles of Association.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
An evaluation was carried out under the supervision of and with the participation of our management, including our co-Chief Executive Officers (“co-CEOs”) and Deputy Chief Financial Officer (“Deputy CFO”) of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. These disclosure controls and procedures include our Disclosure Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure Review Committee also provides an additional verification of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation, our co-CEOs and Deputy CFO have concluded that as of December 31, 2019, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our co-CEOs and Deputy CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2019. In making its assessment, our management has utilized the criteria set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and the Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act.

As a result of management’s assessment of our internal control over financial reporting as of December 31, 2019, management concluded that our internal control over financial reporting was effective.

Attestation report Independent Registered Public Accounting Firm
PricewaterhouseCoopers Accountants N.V. (“PwC”), VEON Ltd.’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of VEON Ltd.’s internal controls over financial reporting as of December 31, 2019, a copy of which appears in Item 18.

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
ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The board of directors has determined that Robert Jan van de Kraats, a member of our audit and risk committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Mr. van de Kraats is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Mr. van deKraats’s experience, see “Item 6-Directors, Senior Management and Employees-A. Directors and Senior Management-Board of Directors- Robert Jan van de Kraats.”
ITEM 16B. CODE OF ETHICS
Our group-wide Code of Conduct (“Code”) applies to all VEON employees, officers and directors, including its principal executive officer, principal financial officer, and principal accounting officer or controller. The Code includes a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our Code is available on our website at http://www.veon.com (information appearing on the website is not incorporated by reference into this Annual Report on Form 20-F). The fundamental principles of the Code are: to deter wrongdoing and to promote honest and ethical conduct; full, fair, accurate, timely, and understandable disclosure; compliance with applicable laws, rules, and regulations; prompt internal reporting of violations of the Code; and accountability for adherence to the Code. When required, we will disclose on our website at the same address any amendment to or waiver of the Code, including any implicit waiver, that our board of directors may grant.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers Accountants N.V. have served as our independent public accountants for the fiscal years ended December 31, 2019 and December 31, 2018, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Accountants N.V. and their member firms in 2019 and 2018.

	Year ended December 31,
	2019	2018
	(in millions of U.S. dollars)
Audit Fees	9.9	11.0
Audit-Related Fees	1.3	1.1
Tax Fees	—	—
All Other Fees	—	—
Total	11.2	12.1

Audit Fees
Audit Fees mainly consisted of fees for the audit of the consolidated financial statements as of and for the years ended December 31, 2019 and 2018, the review of quarterly consolidated financial statements and services provided in connection with regulatory and statutory filings, including comfort letters, consents and Sarbanes-Oxley Section 404 attestation services.

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
None.
All Other Fees
None.

Audit Committee Pre-Approval Policies and Procedures
The Sarbanes-Oxley Act of 2002 required VEON Ltd. to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, VEON Ltd.’s audit and risk committee pre-approves the engagement terms and fees of VEON Ltd.’s independent public accountant for audit and non-audit services, including tax services. VEON Ltd.’s audit and risk committee pre-approved the engagement terms and fees of PricewaterhouseCoopers Accountants N.V. and its affiliates for all services performed for the fiscal year ended December 31, 2019.
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
ITEM 18. FINANCIAL STATEMENTS
The financial information required by this item, together with the report of PricewaterhouseCoopers Accountants N.V., is set forth on pages F-1 through F-67.

ITEM 19. Exhibits

Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith
1.1	Bye-laws of VEON Ltd., Amended and Restated July 30, 2018	20-F	001-34694	1.1	3/14/2019
1.2	Certificate of Incorporation, as amended, and Memorandum of Association	20-F	001-34694	1.2	4/03/2017
2.1	Form of Deposit Agreement (common shares), as amended, between VEON Ltd. and The Bank of New York Mellon, as depositary	F-6	333-164781	1	12/22/2017
2.2	Registration Rights Agreement, dated as October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS	F-4	333-164770	2.3	2/8/2010
2.3	Assignment, Assumption and Amendment Agreement to the Registration Rights Agreement, dated as of November 27, 2013, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS, Telenor East Invest AS and Telenor East Holding II AS	13D	005-85442	99.1	12/5/2013
2.4	Assignment, Assumption and Second Amendment Agreement to the Registration Rights Agreement, dated as of September 21, 2016, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Letterone Investment Holdings S.A., L1T VIP Holdings S.à r.l., Telenor Mobile Communications AS and Telenor East Holding II AS	6-K	001-34694	4.1	9/26/2016
2.5	Multicurrency Term and Revolving Facilities Agreement, dated as of February 16, 2017, by and among, inter alios, VimpelCom Holdings B.V. and Citibank Europe plc, UK Branch	20-F	001-34694	2.6	4/03/2017
2.6	Description of Securities Registered Under Section 12 of the Exchange Act					*
4.1	Form of Indemnification Agreement	20-F	001-34694	4.3	6/30/2011
4.2	Executive Investment Plan	S-8	333-180368	4.3	3/27/2012
4.3	Director Investment Plan	S-8	333-183294	4.3	8/14/2012
4.4	Vimpelcom 2010 Stock Option Plan	S-8	333-166315	4.3	4/27/2010
4.5	VimpelCom 2000 Stock Option Plan	S-8	333-166315	4.4	4/27/2010
8	List of Significant Subsidiaries					*
12.1	Certification of Co-CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
12.2	Certification of Co-CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
12.3	Certification of Deputy CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
13.1	Certification of Co-CEOs and Deputy CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350					*
15.1	Consent of PricewaterhouseCoopers Accountants N.V. (VEON Ltd.)					*
99.1	Glossary of Telecommunications Terms					*
99.2	Regulation of Telecommunications					*
101.INS	XBRL Instance Document(1)					*
101.SCH	XBRL Taxonomy Extension Schema(1)					*

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase(1)	*
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase(1)	*
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase(1)	*
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase(1)	*
____________________

(1)
The following materials from the our Annual Report on Form 20-F for the year ended December 31, 2019, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated income statement for the year ended December 31, 2019, 2018 and 2017; (ii) Consolidated statement of comprehensive income for the year ended December 31, 2019, 2018 and 2017; (iii) Consolidated statement of financial position for the year ended December 31, 2019 and 2018; (iv) Consolidated statement of changes in equity for the year ended December 31, 2019, 2018 and 2017; (v) Consolidated statement of cash flows for the year ended December 31, 2019, 2018 and 2017; and (vi) Notes to consolidated financial statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

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

VEON LTD.

By:    /s/ Kaan Terzioğlu
Name:    Kaan Terzioğlu
Title:    Co-Chief Executive Officer
Date:    March 13, 2020

By:    /s/ Sergi Herrero
Name:    Sergi Herrero
Title:    Co-Chief Executive Officer
Date:    March 13, 2020

Consolidated financial statements

VEON Ltd.
As of December 31, 2019 and
for the three years then ended

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of VEON Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of VEON Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated income statement, statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 and Note 24 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.
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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments.

The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill impairment assessment - Algerian cash-generating unit

As described in Notes 11 and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance was $3,959 million at December 31, 2019, and the amount of goodwill associated with the Algerian cash-generating unit was $1,167 million. Management conducts an impairment test as of October 1 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired.
Potential impairment is identified by comparing the recoverable value, in particular the fair value less cost of disposal, of a cash-generating unit to its carrying value. Fair value is estimated by management using a discounted cash flow model. In estimating the fair value of the Algerian cash-generating unit, management uses assumptions relating to the discount rate, projected revenue growth rates, projected average operating margin, average capital expenditures, projected license and spectrum payments, and long-term growth rates.

The principal consideration for our determination that performing procedures relating to the valuation of goodwill for the Algerian cash-generating unit is a critical audit matter is the application of significant judgment by management when developing the fair value measurement of the cash-generating unit. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s significant assumptions, which include, amongst others, the discount rate, projected revenue growth rates, projected average operating margin, average capital expenditures, projected license and spectrum payments, and long-term growth rates. In addition, the audit effort involved the use of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Algerian cash-generating unit. These procedures also included, amongst others, testing the completeness, accuracy and relevance of underlying data used in the model, assessing the appropriateness of management’s identification of the cash-generating unit, and retrospectively reviewing the prior year estimate to the current year actual results. Evaluating the composition of management’s future cash flow forecasts included consideration of (i) the current and past performance of the Algerian cash-generating unit, (ii) the consistency with external market and industry data, and (iii) the corroboration of strategic initiatives in Algeria with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and significant assumptions.
The recognition of uncertain tax positions

As described in Note 9 to the consolidated financial statements, the Company recorded provisions of $117 million at December 31, 2019 related to uncertain tax positions. Given the unpredictable tax legislation in the markets in which it operates, the Company’s estimate of tax liabilities may differ from the interpretations by relevant tax authorities of how regulations should be applied to actual transactions. Judgement is required by management in determining the likelihood of sustaining a tax position and the probability of future cash outflows as a result of the settlement process, given the unpredictability and enforcement methods of the relevant tax authorities.

The principal considerations for our determination that performing procedures relating to the recognition of uncertain tax positions is a critical audit matter are the application of significant judgments made by management when assessing the probability of future cash outflows. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s estimation uncertainty, which include, amongst others, the likelihood of sustaining a tax position as a result of a settlement process. In addition, the audit effort involved the use of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing the effectiveness of controls over the timely identification of local tax laws, regulations, and judicial decisions, controls over the timely recognition of the liability for uncertain taxes, controls over the completeness of the tax provisions, and controls over the review of required disclosures. These procedures also included, amongst others, (i) testing the information used in the calculation of the liability for uncertain tax positions, including evaluating correspondence with tax authorities and assessing the outcomes of court decisions from competitors for industry-wide issues; (ii) testing the calculation of the liability for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes of each uncertain tax position; (iv) evaluating the status and results of tax audits with the relevant tax authorities; and (v) assessing the adequacy of the disclosures in the financial statements. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are probable of being sustained and the amount of potential benefit to be realized, the application of relevant tax laws, and estimated interest and penalties.

/s/ W. J. van der Molen RA
PricewaterhouseCoopers Accountants N.V.
Amsterdam, the Netherlands
March 13, 2020

We have served as the Company’s auditor since 2014.

CONSOLIDATED INCOME STATEMENT

for the years ended December 31

	Note	2019	2018	2017
(In millions of U.S. dollars, except per share amounts)

Service revenues		8,240	8,526	9,105
Sale of equipment and accessories		465	427	244
Other revenues / other income		158	133	125
Total operating revenues	3	8,863	9,086	9,474

Service costs		(1,554)	(1,701)	(1,879)
Cost of equipment and accessories		(479)	(415)	(260)
Selling, general and administrative expenses	4	(2,965)	(3,697)	(3,748)
Other operating gain / (loss)	10	350	—	—
Depreciation	12	(1,652)	(1,339)	(1,491)
Amortization	13	(394)	(495)	(537)
Impairment (loss) / reversal	11	(108)	(858)	(66)
Gain / (loss) on disposal of non-current assets		(43)	(57)	(26)
Gain / (loss) on disposal of subsidiaries		1	30	—

Operating profit		2,019	554	1,467

Finance costs		(892)	(816)	(935)
Finance income		53	67	95
Other non-operating gain / (loss)	5	21	(68)	(97)
Share of profit / (loss) of joint ventures and associates		—	—	(22)
Impairment of joint ventures and associates		—	—	(110)
Net foreign exchange gain / (loss)		(20)	15	(70)
Profit / (loss) before tax		1,181	(248)	328

Income tax expense	9	(498)	(369)	(472)
Profit / (loss) from continuing operations		683	(617)	(144)

Profit / (loss) after tax from discontinued operations	10	—	(300)	(390)
Gain / (loss) on disposal of discontinued operations	10	—	1,279	—
Profit / (loss) for the period		683	362	(534)

Attributable to:
The owners of the parent (continuing operations)		621	(397)	(115)
The owners of the parent (discontinued operations)		—	979	(390)
Non-controlling interest		62	(220)	(29)
		683	362	(534)

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent:
From continuing operations	19	$0.36	($0.23)	($0.07)
From discontinued operations	19	$0.00	$0.56	($0.22)
Total	19	$0.36	$0.33	($0.29)

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31

	Note	2019	2018 *	2017
(In millions of U.S. dollars)

Profit / (loss)		683	362	(534)

Items that may be reclassified to profit or loss
Share of other comprehensive income / (loss) of Italy Joint Venture		—	(18)	(12)
Foreign currency translation		49	(819)	(637)
Other	15	26	(7)	(7)

Items reclassified to profit or loss
Reclassification of accumulated foreign currency translation reserve to profit or loss	10	—	(79)	—
Reclassification of accumulated share of other comprehensive income / (loss) of Italy Joint Venture to profit or loss	10	—	31	—
Other	15	(19)	5	—

Other comprehensive income / (loss) for the period, net of tax		56	(887)	(656)

Total comprehensive income / (loss) for the period, net of tax		739	(525)	(1,190)

Attributable to:
The owners of the parent		733	(138)	(1,081)
Non-controlling interests		6	(387)	(109)
		739	(525)	(1,190)
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 23 for further details.

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of December 31

	Note	2019	2018 *
(In millions of U.S. dollars)

Assets
Non-current assets
Property and equipment	12	7,340	4,932
Intangible assets	13	5,688	5,670
Investments and derivatives	15	235	58
Deferred tax assets	9	134	197
Other assets	7	163	135
Total non-current assets		13,560	10,992

Current assets
Inventories		169	141
Trade and other receivables	6	628	577
Investments and derivatives	15	82	88
Current income tax assets	9	16	112
Other assets	7	354	367
Assets held for sale		—	17
Cash and cash equivalents	16	1,250	1,808
Total current assets		2,499	3,110

Total assets		16,059	14,102

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	18	1,226	3,670
Non-controlling interests		994	(891)
Total equity		2,220	2,779

Non-current liabilities
Debt and derivatives	15	7,759	6,567
Provisions	8	138	110
Deferred tax liabilities	9	141	180
Other liabilities	7	33	53
Total non-current liabilities		8,071	6,910

Current liabilities
Trade and other payables		1,847	1,624
Debt and derivatives	15	2,585	1,289
Provisions	8	222	234
Current income tax payables	9	102	196
Other liabilities	7	1,012	1,066
Liabilities held for sale		—	4
Total current liabilities		5,768	4,413

Total equity and liabilities		16,059	14,102
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 23 for further details.

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2019

			Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of December 31, 2018		1,749,127,404	2	12,753	743	(1,412)	(8,416)	3,670	(891)	2,779
Adjustments due to new accounting standards	24	—	—	—	—	(3)	—	(3)	(1)	(4)
As of January 1, 2019		1,749,127,404	2	12,753	743	(1,415)	(8,416)	3,667	(892)	2,775

Profit / (loss) for the period		—	—	—	—	621	—	621	62	683
Other comprehensive income / (loss)		—	—	—	6	1	105	112	(56)	56
Total comprehensive income / (loss)		—	—	—	6	622	105	733	6	739

Dividends declared	20	—	—	—	—	(525)	—	(525)	(108)	(633)
Changes in ownership interest in a subsidiary that do not result in a loss of control	10	—	—	—	(2,594)	—	—	(2,594)	1,986	(608)
Other		—	—	—	(42)	(12)	(1)	(55)	2	(53)
As of December 31, 2019		1,749,127,404	2	12,753	(1,887)	(1,330)	(8,312)	1,226	994	2,220

for the year ended December 31, 2018

			Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of December 31, 2017		1,749,127,404	2	12,753	729	(1,486)	(7,667)	4,331	(441)	3,890
Adjustments due to new accounting standards		—	—	—	—	46	—	46	11	57
As of January 1, 2018		1,749,127,404	2	12,753	729	(1,440)	(7,667)	4,377	(430)	3,947

Profit / (loss) for the period		—	—	—	—	582	—	582	(220)	362
Other comprehensive income / (loss)		—	—	—	11	5	(736)	(720)	(167)	(887)
Total comprehensive income / (loss)		—	—	—	11	587	(736)	(138)	(387)	(525)

Dividends declared	20	—	—	—	—	(509)	—	(509)	(93)	(602)
Other		—	—	—	3	(50)	(13)	(60)	19	(41)
As of December 31, 2018		1,749,127,404	2	12,753	743	(1,412)	(8,416)	3,670	(891)	2,779

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2017

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2017		1,749,004,648	2	12,753	753	(439)	(7,109)	5,960	83	6,043

Profit / (loss) for the period		—	—	—	—	(505)	—	(505)	(29)	(534)
Other comprehensive income		—	—	—	(18)	—	(558)	(576)	(80)	(656)
Total comprehensive income		—	—	—	(18)	(505)	(558)	(1,081)	(109)	(1,190)

Dividends declared	20	—	—	—	—	(536)	—	(536)	(168)	(704)
Share-based payment transactions		122,756	—	—	—	—	—	—	—	—
Changes in ownership interest in a subsidiary that do not result in a loss of control		—	—	—	(12)	—	—	(12)	(247)	(259)
Reallocation to legal reserve in Algeria		—	—	—	6	(6)	—	—	—	—
As of December 31, 2017		1,749,127,404	2	12,753	729	(1,486)	(7,667)	4,331	(441)	3,890

* Certain of the consolidated entities by VEON Ltd. are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements, refer to Note 25 for further details.

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31

(In millions of U.S. dollars)	Note	2019	2018	2017

Operating activities
Profit / (loss) before tax from continuing operations		1,181	(248)	328
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		2,154	2,692	2,094
(Gain) / loss on disposal of non-current assets		43	57	26
(Gain) / loss on disposal of subsidiaries		(1)	(30)	—
Finance costs		892	816	935
Finance income		(53)	(67)	(95)
Other non-operating (gain) / loss		(21)	68	97
Share of loss and impairment of joint ventures and associates		—	—	132
Net foreign exchange (gain) / loss		20	(15)	70

Changes in trade and other receivables and prepayments		(224)	96	(168)
Changes in inventories		(28)	(88)	54
Changes in trade and other payables		52	274	311
Changes in provisions, pensions and other		106	40	(119)

Interest paid	15	(714)	(736)	(834)
Interest received		58	60	89
Income tax paid		(516)	(404)	(445)

Net cash flows from operating activities		2,949	2,515	2,475

Investing activities
Purchase of property, plant and equipment and intangible assets		(1,683)	(1,948)	(2,037)
Payments on deposits		(922)	(32)	(1,165)
Receipts from deposits		698	1,066	267
Proceeds from sale of Italy Joint Venture		—	2,830	—
Receipts from / (investment in) financial assets		(9)	62	(101)
Other proceeds from investing activities, net		28	19	20

Net cash flows from / (used in) investing activities		(1,888)	1,997	(3,016)

Financing activities
Proceeds from borrowings, net of fees paid *	15	2,610	807	6,193
Repayment of debt	15	(2,978)	(4,122)	(5,948)
Acquisition of non-controlling interest	10	(613)	—	(259)
Dividends paid to owners of the parent	20	(520)	(508)	(518)
Dividends paid to non-controlling interests	20	(138)	(93)	(201)

Net cash flows from / (used in) financing activities		(1,639)	(3,916)	(733)

Net increase / (decrease) in cash and cash equivalents		(578)	596	(1,274)
Net foreign exchange difference		(9)	(119)	(354)
Cash and cash equivalents at beginning of period		1,791	1,314	2,942

Cash and cash equivalents at end of period, net of overdraft	16	1,204	1,791	1,314
* Fees paid for borrowings were US$23 (2018: US$64, 2017: US$56)

The accompanying notes are an integral part of these consolidated financial statements

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
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of mobile and fixed-line technologies, as well as selling equipment and accessories.
VEON’s American Depository Shares (“ADSs”) are listed on the NASDAQ Global Select Market and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).
The consolidated financial statements were authorized by the Board of Directors for issuance on March 13, 2020. The Company has the ability to amend and reissue the consolidated financial statements.
The consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these Notes, U.S. dollar amounts are presented in millions, except for share and per share (or ADS) amounts and as otherwise indicated.
Major developments during the year ended December 31, 2019
On January 1, 2019, the Company adopted a new accounting standard – IFRS 16 Leases – using the modified retrospective approach. This means that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2019 and comparatives were not restated. For further details please refer to Note 24.
In February 2019, the Company announced a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years. The parties have signed binding terms to vary the existing agreements and as a result, VEON received US$350 during the first half of 2019. For further details please refer to Note 10.
In August 2019, VEON completed the purchase of 1,914,322,110 shares, representing approximately 40.55% of issued shares of Global Telecom Holding S.A.E. ("GTH"). For further details please refer to Note 10.
In October 2019, the Company issued its US$700 4% senior unsecured notes ("Notes") due in 2025. The net proceeds of the offering have been used primarily to refinance certain existing outstanding debt and address upcoming debt maturities, including drawings on the revolving credit facility used to fund the mandatory tender offer for GTH, and for general corporate purposes. For further details please refer to Note 15.
On October 31, 2019, VEON announced that the Deferred Prosecution Agreement (“DPA”), that VEON entered into with the US Department of Justice in February 2016 concluded. This marks the conclusion of the compliance monitorship, conducted in connection with the DPA and VEON’s settlement with the US Securities and Exchange Commission. For further details please refer to Note 8.
In November 2019, Telenor, one of the Company's main shareholders, announced the sale of the balance of their shares in the VEON Group. Telenor held approximately 157 million shares, representing approximately 8.9% of VEON’s total outstanding equity. With this sale, the free float of the VEON Group has increased from approximately 34.9% to 43.8%. For further details please refer to Note 18.

OPERATING ACTIVITIES OF THE GROUP

2	SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. All the segments are grouped and analyzed as three main markets - our cornerstone, our growth engines and our frontier markets - representing the Company's strategy and capital allocation framework.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX excl. licenses and ROU”). Management does not analyze assets or liabilities by reportable segments.
As of January 1, 2019, the Company adopted the new accounting standard IFRS 16 Leases. Accordingly, operating lease expenses are no longer recorded in the income statement but are instead considered in recording a lease liability in the statement of financial position. The Company applied a modified retrospective approach, which means that prior period comparatives were not restated. Refer to Note 24 for more details. As a result, Adjusted EBITDA in 2019 is not comparable to Adjusted EBITDA in 2018 and 2017.
As of December 31, 2019, management decided to include Kazakhstan as a separate reportable segment due to the increased impact of Kazakhstan operations on the overall business (previously presented within 'Other'). In addition, management decided to show the financial impact of HQ from operating companies. Comparative figures for 2018 and 2017 have been adjusted to reflect this change.
Financial information by reportable segment for the periods ended December 31 is presented in the following tables. Inter-segment transactions between segments are not material, and are made on terms which are comparable to transactions with third parties.

	Total revenue			Adjusted EBITDA			CAPEX excl licenses and ROU
	2019	2018	2017	2019	2018	2017	2019	2018	2017

Our cornerstone
Russia	4,481	4,654	4,729	1,957	1,677	1,788	976	742	667

Our growth engines
Pakistan	1,321	1,494	1,525	669	714	703	213	199	240
Ukraine	870	688	622	572	387	347	156	115	98
Kazakhstan	486	441	416	270	206	180	108	66	75
Uzbekistan	258	315	513	136	136	261	53	39	63

Our frontier markets
Algeria	775	813	915	354	363	426	108	107	132
Bangladesh	537	521	574	222	183	233	82	93	101
Other and eliminations	135	160	180	312	(34)	(26)	38	43	53

HQ	—	—	—	(277)	(359)	(325)	7	11	31

Total segments	8,863	9,086	9,474	4,215	3,273	3,587	1,741	1,415	1,460

The following table provides the reconciliation of consolidated Adjusted EBITDA to consolidated income statement before tax for the years ended December 31:

	2019	2018	2017

Total Segments Adjusted EBITDA	4,215	3,273	3,587

Depreciation	(1,652)	(1,339)	(1,491)
Amortization	(394)	(495)	(537)
Impairment (loss) / reversal	(108)	(858)	(66)
Gain / (loss) on disposal of non-current assets	(43)	(57)	(26)
Gain / (loss) on sale of subsidiaries	1	30	—
Finance costs	(892)	(816)	(935)
Finance income	53	67	95
Other non-operating gain / (loss), net	21	(68)	(97)
Share of loss of joint ventures and associates	—	—	(22)
Impairment of joint ventures and associates	—	—	(110)
Net foreign exchange gain / (loss)	(20)	15	(70)

Profit / (loss) before tax from continuing operations	1,181	(248)	328
Geographical information of non-current assets
The total of non-current assets (other than financial instruments, investments in subsidiaries and deferred tax assets, which are included in 'HQ and eliminations' along with consolidation eliminations), broken down by location of the assets, is shown in the following tables:

	2019	2018

Our cornerstone
Russia	6,797	4,794

Our growth engines
Pakistan	1,662	1,661
Ukraine	1,022	748
Kazakhstan	554	458
Uzbekistan	217	212

Our frontier markets
Algeria	1,926	1,890
Bangladesh	855	773
Other and eliminations	499	438

HQ	28	18

Total segments	13,560	10,992

3	OPERATING REVENUE
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. Products and services may be sold separately or in bundled packages.
Revenue from contracts with customers
The following table provides a breakdown of revenue from contracts with customers by mobile and fixed line for the years ended December 31:

	Mobile			Fixed			Total revenue
	2019	2018	2017	2019	2018	2017	2019	2018	2017

Our cornerstone
Russia	3,938	4,085	4,053	543	569	676	4,481	4,654	4,729

Our growth engines
Pakistan	1,321	1,494	1,525	—	—	—	1,321	1,494	1,525
Ukraine *	818	644	581	52	44	41	870	688	622
Kazakhstan	419	368	341	67	73	75	486	441	416
Uzbekistan	256	313	510	2	2	3	258	315	513

Our frontier markets
Algeria	775	813	915	—	—	—	775	813	915
Bangladesh	537	521	574	—	—	—	537	521	574
Other and eliminations	76	128	189	59	32	(9)	135	160	180

HQ	—	—	—	—	—	—	—	—	—

Total segments	8,140	8,366	8,688	723	720	786	8,863	9,086	9,474
* Includes other revenue of US$6 for 2019 (2018: nil, 2017: nil)

Assets and liabilities arising from contracts with customers

The following table provides a breakdown of contract balances and capitalized customer acquisition costs.

	December 31, 2019	December 31, 2018

Contract balances
Receivables (billed)	748	672
Contract assets (unbilled)	38	44
Contract liabilities	(243)	(361)

Capitalized costs
Customer acquisition costs	101	83

ACCOUNTING POLICIES
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
Revenue for services with a fixed term, including fixed-term tariff plans and monthly subscriptions, is recognized on a straight-line basis over time. For pay-as-you-use plans, in which the customer is charged based on actual usage, revenue is recognized on a usage basis. Some tariff plans allow customers to rollover unused services to the following period. For such tariff plans, revenue is generally recognized on a usage basis.

For contracts which include multiple service components (such as voice, text, data), revenue is allocated based on stand-alone selling price. The stand-alone selling price for these services is usually determined with reference to the price charged per service under a pay-as-you-use plan to similar customers.
Upfront fees, including activation or connection fees, are recognized on a straight-line basis over the contract term. For contracts with an indefinite term (for example, prepaid contracts), revenue from upfront fees is recognized over the average customer life.
Revenue from other operators, including interconnect and roaming charges, is recognized based on the price specified in the contract, net of any estimated retrospective volume discounts. Accumulated experience is used to estimate and provide for the discounts.
All service revenue is recognized over time.
Sale of equipment and accessories
Equipment and accessories are usually sold to customers on a stand-alone basis, or together with service bundles. Where sold together with service bundles, revenue is allocated pro-rata, based on the stand-alone selling price of the equipment and the service bundle.
The vast majority of equipment and accessories sales pertain to mobile handsets and accessories. Revenue for mobile handsets and accessories is recognized when the equipment is sold to a customer, or, if sold via an intermediary, when the intermediary has taken control of the device and the intermediary has no remaining right of return. Revenue for fixed-line equipment is not recognized until installation and testing of such equipment are completed and the equipment is accepted by the customer.
All revenue from sale of equipment and accessories is recognized at a point in time.
Contract balances
Receivables and contracts assets mostly relate to amounts due from other operators and postpaid customers. Contract assets, often referred to as ‘Accrued receivables,’ are transferred to Receivables when the rights become unconditional, which usually occurs when the Group issues an invoice to the customer.
Contract liabilities, often referred to as ‘Deferred revenue’, relate primarily to non-refundable cash received from prepaid customers for fixed-term tariff plans or pay-as-you-use tariff plans. Contract liabilities are presented as ‘Long-term deferred revenue’, ‘Short-term deferred revenue’ and ‘Customer advances’ in Note 7. All current contract liabilities outstanding at the beginning of the year have been recognized as revenue during the year.
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
The Group applies the practical expedient available for customer acquisition costs for which the amortization would have been shorter than 12 months. Such costs relate primarily to commissions paid to third-parties upon top-up of prepaid credit by customers and sale of top-up cards.
SOURCE OF ESTIMATION UNCERTAINTY
Average customer life
Management estimates the average customer life for revenue (such as upfront fees) from contracts with an indefinite term and for customer acquisition costs. The average customer life is calculated based on historical data, specifically churn rates for different customer segments (such as mobile and fixed line, prepaid and postpaid).

4	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses consisted of the following items for the years ended December 31:

	2019	2018	2017

Network and IT costs	791	1,176	1,185
Personnel costs	875	889	927
Customer associated costs	720	867	893
Losses on receivables	66	62	59
Taxes, other than income taxes	158	217	219
Other	355	486	465
Total selling, general and administrative expenses	2,965	3,697	3,748
LEASES
On January 1, 2019, the Company adopted IFRS 16 Leases. The Company applied a modified retrospective approach, which means that prior period comparatives were not restated. For further details please refer to Note 24.
Lease expenses are no longer recorded in the income statement but are instead considered in recording a lease liability in the statement of financial position, except for short-term leases and leases for low value items which are immediately expensed as incurred. Total operating lease expense recognized in accordance with IAS 17 Leases in the consolidated income statement, primarily within "Network and IT costs", amounted to US$425 in 2018 and US$444 in 2017.
ACCOUNTING POLICIES
Customer associated costs
Customer associated costs relate primarily to commissions paid to third-party dealers and marketing expenses. Certain dealer commissions are initially capitalized in the consolidated statement of financial position and subsequently amortized within "Customer associated costs", see Note 3 for further details.

5	OTHER NON-OPERATING GAIN / (LOSS)
Other non-operating gains / (losses) consisted of the following for the years ended December 31:

	2019	2018	2017

Loss from early debt redemption	—	(30)	(124)
Change of fair value of other derivatives	(17)	(58)	(13)
Other gains / (losses)	38	20	40
Other non-operating gain / (loss), net	21	(68)	(97)
Included in ‘Other gains / (losses)' in 2019 is a net gain of US$41 pertaining to the Company's hedging activities and money market funds revaluation results.

6	TRADE AND OTHER RECEIVABLES
Trade and other receivables consisted of the following items as of December 31:

	2019	2018	2017

Trade receivables (gross)*	786	716	798
Expected credit losses	(176)	(171)	(169)
Trade receivables (net)	610	545	629

Other receivable, net of expected credit losses allowance	18	32	126
Total trade and other receivables	628	577	755
* Includes contract assets (unbilled receivables), see Note 3 for further details
As of December 31, 2019, an allowance for expected credit losses of US$176 (2018: US$171, 2017: US$169) is recorded against trade receivables. See below the movements in the allowance for expected credit losses:

	2019	2018	2017

Balance as of January 1	171	169	160

Adjustment due to new accounting standards	—	14	—
Accruals for expected credit losses	66	47	36
Recoveries	(8)	(17)	(9)
Accounts receivable written off	(31)	(18)	(13)
Reclassification	(24)	—	—
Foreign currency translation adjustment	2	(15)	(4)
Other movements	—	(9)	(1)

Balance as of December 31	176	171	169
Set out below is the information about the Group’s trade receivables (including contract assets) using a provision matrix:

			Days past due
December 31, 2019	Contract assets	Current	< 30 days	Between 31 and 120 days	> 120 days	Total

Expected loss rate, %	1.1%	1.6%	4.9%	36.5%	86.9%
Trade receivables	38	446	82	52	168	786
Expected credit losses	—	(7)	(4)	(19)	(146)	(176)

Trade receivables, net	38	439	78	33	22	610

			Days past due
December 31, 2018	Contract assets	Current	< 30 days	Between 31 and 120 days	> 120 days	Total

Expected loss rate, %	0.2%	1.2%	9.6%	33.6%	81.5%
Trade receivables	44	389	61	44	178	716
Expected credit losses	(1)	(5)	(6)	(15)	(144)	(171)

Trade receivables, net	43	384	55	29	34	545

ACCOUNTING POLICIES
Trade and other receivables
Trade and other receivables are measured at amortized cost and include invoiced amounts less appropriate allowances for estimated uncollectible amounts.
Expected credit losses
The expected credit loss allowance (ECL) is recognized for all receivables measured at amortized cost at each reporting date. This means that an allowance for doubtful debt is recognized for all receivables even though there may not be objective evidence that the trade receivable has been impaired.
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

7	OTHER ASSETS AND LIABILITIES
Other assets consisted of the following items as of December 31:

	2019	2018 *

Other non-current assets
Customer acquisition costs (see Note 3)	101	83
Tax advances (non-income tax)	30	32
Other non-financial assets	32	20
Total other non-current assets	163	135

Other current assets
Advances to suppliers	111	151
Input value added tax	158	149
Prepaid taxes	45	39
Other assets	40	28
Total other current assets	354	367
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 23 for further details.

Other liabilities consisted of the following items as of December 31:

	2019	2018 *

Other non-current liabilities
Long-term deferred revenue (see Note 3)	18	10
Other liabilities	15	43
Total other non-current liabilities	33	53

Other current liabilities
Taxes payable (non-income taxes)	411	352
Short-term deferred revenue (see Note 3)	161	151
Customer advances (see Note 3)	64	200
Other payments to authorities	97	86
Due to employees	197	198
Other liabilities	82	79
Total other current liabilities	1,012	1,066
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 23 for further details.

8	PROVISIONS AND CONTINGENT LIABILITIES
PROVISIONS
The following table summarizes the movement in provisions for the years ended December 31:

	Non-income tax provisions	Decom-missioning provision	Legal provision	Other provisions	Total *

As of January 1, 2018	98	106	49	34	287

Arising during the year	11	4	5	43	63
Reclassified to assets held for sale	(1)	(4)	—	—	(5)
Utilized	(11)	(1)	(2)	(15)	(29)
Unused amounts reversed	—	(2)	(8)	—	(10)
Transfer and reclassification	65	—	—	—	65
Discount rate adjustment and imputed interest (change in estimate)	—	8	—	—	8
Translation adjustments and other	(12)	(18)	—	(5)	(35)

As of December 31, 2018	150	93	44	57	344
Non-current	—	93	17	—	110
Current	150	—	27	57	234

As of January 1, 2019	150	93	44	57	344

Arising during the year	79	28	3	70	180
Utilized	(105)	(1)	(6)	(51)	(163)
Unused amounts reversed	(4)	—	(15)	—	(19)
Transfer and reclassification	5	5	(1)	(2)	7
Discount rate adjustment and imputed interest (change in estimate)	—	8	—	—	8
Translation adjustments and other	1	5	1	(4)	3

As of December 31, 2019	126	138	26	70	360
Non-current	—	138	—	—	138
Current	126	—	26	70	222
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 23 for further details.

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
Settlement of GTH Taxes
In June 2019, GTH reached agreement with the Egyptian Tax Authority ("ETA") to settle tax liabilities of GTH and its Egyptian subsidiaries for a total amount of US$136 (the "GTH Tax Settlement"). The GTH Tax Settlement is in respect of tax liabilities of GTH and its Egyptian subsidiaries for the tax years 2000 through 2018 was settled following payments made in June 2019 and September 2019. As a result of the GTH Tax Settlement, the Group recorded an increase in non-income tax provisions of US$27, recorded in 'Selling, general and administrative expenses' in the consolidated income statement, and an increase in income tax liabilities of US$29, recorded in 'Income tax expenses' in the consolidated income statement (refer Note 9).
Investigations by SEC / DOJ / OM
During the first quarter of 2016, the Company reached resolutions through agreements with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”) relating to the previously disclosed investigations under the U.S. Foreign Corrupt Practices Act (the “FCPA”) and relevant Dutch laws. On February 18, 2016, the United States District Court for the Southern District of New York (the “District Court”) approved the agreements with the DOJ relating to charges that the Company and its subsidiary violated the anti-bribery, books-and-records and internal controls provisions of the FCPA. These agreements consisted of the deferred prosecution agreement (the “DPA”), entered into by VEON and the DOJ and a guilty plea by Unitel, a subsidiary of VEON operating in Uzbekistan. VEON also agreed to oversight by an independent compliance monitor to promote continued, and regular, compliance enhancements across the Company and its subsidiaries. On October 31, 2019, VEON announced that the DPA had concluded and the DOJ filed a motion to dismiss the criminal information in the District Court, marking the conclusion of the compliance monitorship required by the DPA and VEON’s settlement with the US Department of Justice and Securities and Exchange Commission. On February 26, 2020, the District Court granted the motion to dismiss with prejudice and closed the case.
In 2019, the Company paid US$6 in legal fees (2018: US$7), utilizing this provision. The Company has revised its estimates in respect of this provision, with a reduction of US$10 leading to a remaining provision of US$10 as of December 31, 2019 (2018: US$26).
CONTINGENT LIABILITIES
The Group had contingent liabilities as of December 31, 2019 as set out below.
VEON - Securities Class Action
On November 4, 2015, a class action lawsuit was filed in the United States against VEON and certain of its then current and former officers by Charles Kux-Kardos, on behalf of himself and other investors in the Company alleging certain violations of the U.S. federal securities laws in connection with the Company’s public disclosures relating to its operations in Uzbekistan. On December 4, 2015, a second complaint was filed by Westway Alliance Corp. that asserts essentially the same claims in connection with essentially the same disclosures.
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
On February 9, 2018, VEON filed its Answer and Affirmative Defenses to the allegations that remain in the Amended Complaint after the Court’s September 19, 2017 Order. Motions to dismiss were filed by all the individual defendants on February 9, 2018. On April 13, 2018, plaintiff dismissed its claims voluntarily against one of the individual defendants. On August 30, 2018, the Court granted the motions to dismiss by all of the individual defendants remaining in the action, and the time for appeal has now expired. On May 17, 2019, VEON filed a motion for judgment on the pleadings, arguing that Westway lacked standing as a result of the September 19, 2017 order because it had not purchased any securities on or after the date of the earliest alleged misstatement. On May 21, 2019, the Rosen Law Firm submitted a letter to the Court on behalf of Boris Lvov seeking a pre-motion conference for leave to file a motion to intervene and substitute Lvov as lead plaintiff. On May 24, 2019, Westway filed a letter opposing Mr. Lvov’s request, and VEON filed a letter taking no position. Westway filed its opposition to VEON’s motion on June 17, 2019, and VEON filed its reply papers on June 28, 2019. The Court’s ruling on VEON’s motion for judgment on the pleadings is pending. The Company intends to vigorously defend the action at all phases of the proceedings.
Canadian action brought by the Catalyst Capital Group Inc.
VEON was a defendant in an action brought in 2016 by The Catalyst Capital Group Inc. (“Catalyst”) for CAD 1.3 billion (US$1,034) alleging breach of contract in the Superior Court of Justice in Ontario, Canada.
On April 18, 2018, the Superior Court dismissed Catalyst’s claim as an abuse of process. On May 2, 2019, the Ontario Court of Appeal upheld the dismissal. On November 14, 2019, the Supreme Court of Canada denied Catalyst’s application for leave to appeal the dismissal. There is no further avenue of appeal and Catalyst’s claim is fully terminated. All defendants, including VEON, were awarded legal costs for each level of proceedings.
VAT on Replacement SIMs
SIM Cards Issued June 2009 to December 2011
On April 1, 2012, the National Board of Revenue (“NBR”) issued a demand to Banglalink Digital Communications Limited (“Banglalink”) for BDT 7.74 billion (US$94) for unpaid SIM tax (VAT and supplementary duty). The NBR alleged that Banglalink evaded SIM tax on new SIM cards by issuing them as replacements. On the basis of 5 random SIM card purchases made by the NBR, the NBR concluded that all SIM card replacements issued by Banglalink between June 2009 and December 2011 (7,021,834 in total) were new SIM connections and subject to tax. Similar notices were sent to three other operators in Bangladesh. Banglalink and the other operators filed separate petitions in the High Court, which stayed enforcement of the demands.
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
The Bangladesh Appellate Tribunal rejected the appeal of Banglalink and all other operators on June 22, 2017. On July 11, 2017, Banglalink filed an appeal of the Appellate Tribunal’s judgment with the High Court Division of the Supreme Court of Bangladesh. An appeal hearing is not yet scheduled.
SIM Cards Issued July 2012 to June 2015
On November 20, 2017, the LTU issued a final demand to Banglalink for BDT 1.69 billion (US$20) for unpaid tax on SIM card replacements issued by Banglalink between July 2012 and June 2015. On February 20, 2018, Banglalink filed its appeal against this demand before the Appellate Tribunal and deposited 10% of the amount demanded in order to proceed. By its judgment dated February 10, 2020, the Appellate Tribunal rejected Banglalink’s appeal. Banglalink can appeal the decision to the High Court Division within 90 days of the judgment.The operators continue to engage in discussions with the government in an attempt to resolve the dispute. As of December 31, 2019, the Company has recorded a provision of US$11 (2018: US$11). Hearings took place on March 19, 2019 and April 23, 2019. Further appeal hearings are not yet scheduled.
Dispute concerning sale of Telecel Globe Limited
Global Telecom Holding S.A.E. (“GTH”) and Niel Natural Resources Investments S.A. ("Niel") entered into a Share Purchase Agreement on March 28, 2013, as amended from time to time (the “SPA”) in relation to the proposed purchase by Niel of GTH's majority stake in Telecel Globe Limited ("Telecel") and telecommunications operations in the Central African Republic and Burundi. The parties subsequently entered into three amendments to the original SPA between April and August 2013 due to Niel’s failure to timely close the intended transaction. Pursuant to the terms of the amendments, the parties extended the Longstop Date each time in exchange for payments of deposits by Niel. As Niel ultimately failed to close the intended transaction, the deposits paid to GTH were not refunded, which was in accordance with the terms of the SPA which is no longer in force. GTH completed the sale of Telecel in October 2014, to another purchaser for consideration less than had been agreed with Niel.
During 2019, Niel commenced an arbitration at the London Court of International Arbitration (“LCIA”) in relation to the deposit monies retained by GTH and, in the Dutch courts, obtained an ex parte order attaching funds on GTH’s bank accounts in The Netherlands and other pre-award security. Niel consented to the partial lifting of this Dutch court order as to the bank accounts and certain other pre-award security on December 3, 2019. On July 5, 2019, the Tribunal granted GTH’s application for security for costs, pursuant to which Niel deposited GBP 250,000 in escrow with the LCIA. Niel filed its Statement of Claim on July 25, 2019; GTH filed its Statement of Defence and Cross-Claim on September 5, 2019; Niel filed its Statement of Reply and Defence to Cross-Claims on October 1, 2019; GTH filed its Statement of Reply to the Defence to Cross-Claims on October 14, 2019. A hearing is scheduled for September 2020.
On February 27, 2020, Niel joined GTH as a party to its claim originally lodged against the FRA and Prime Minister of Egypt in the Egyptian administrative courts on September 5, 2019. Niel is contesting the FRA’s approval of the GTH delisting and sale of assets to VEON Holdings B.V. to avoid any interference with Niel’s ability to enforce a potential award against GTH. On November 16, 2019, the court referred the case to the State Commissioner (a preparatory unit within the administrative court). The next hearing date before the state commissioner is April 6, 2020.
GTH plans to continue vigorously contesting Niel’s arbitration claims and otherwise defending against all proceedings and actions in relation to the dispute with Niel.

Other contingencies and uncertainties
In addition to the individual matters mentioned above, the Company is involved in other disputes, litigation and regulatory inquiries and investigations, both pending and threatened, in the ordinary course of its business. The Company’s dispute with the Pakistan Telecommunication Authority over its license renewal in Pakistan, explained in Note 15 below, is an example of such a matter. The total value of all other individual contingencies that are able to be quantified and are above US$5, other than disclosed above, amounts to US$69 (2018: US$68). The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company. Furthermore, the Company believes it has provided for all probable liabilities arising in the ordinary course of its business.
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
Income tax payable
Current income tax payable consisted of the following items as of December 31:

	2019	2018

Current tax payable	36	32
Uncertain tax provisions	66	164
Total income tax payable	102	196
The decrease in uncertain tax provisions during the year was primarily due to tax payments made to Egyptian Tax Authority in relation to GTH tax liabilities, as mentioned in the explanatory notes to the effective tax rate below, and in Note 8. The balance of uncertain tax provisions is shown net of income tax assets which can be utilized to offset future tax charges should they arise, resulting in a reduction of the current period provision by US$51 (gross amount of US$117).
Income tax assets
The Company reported both current and non-current income tax assets, totaling US$16 (2018: US$112).
These tax assets mainly relate to advance tax payments in our operating companies which can only be offset against income tax liabilities in that relevant jurisdiction, in fiscal periods subsequent to balance sheet date.
Income tax expense
Income tax expense consisted of the following for the years ended December 31:

	2019	2018	2017

Current income taxes
Current year	495	477	397
Adjustments in respect of previous years	5	9	(28)
Total current income taxes	500	486	369

Deferred income taxes
Movement of temporary differences and losses *	(36)	(152)	(13)
Changes in tax rates	(1)	6	10
Changes in recognized deferred tax assets	39	—	20
Adjustments in respect of previous years	3	28	86
Other	(7)	1	—
Total deferred tax expense	(2)	(117)	103

Income tax expense	498	369	472
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 23 for further details.

Effective tax rate
The table below outlines the reconciliation between the statutory tax rate in the Netherlands (25%) and the effective income tax rates for the Group, together with the corresponding amounts, for the years ended December 31:

	2019	2018	2017

Profit / (loss) before tax from continuing operations	1,181	(248)	328
Income tax benefit / (expense) at statutory tax rate (25.0%)	(295)	62	(82)

Difference due to the effects of:
Different tax rates in different jurisdictions	20	89	84
Non-deductible expenses	(90)	(120)	(117)
Non-taxable income	5	49	35
Adjustments in respect of previous years	(49)	(39)	(52)
Movements in recognized deferred tax assets	(13)	(354)	(166)
Withholding taxes	(50)	45	(123)
Uncertain tax positions	6	(17)	(24)
Change in income tax rate	1	(6)	(10)
Other	(33)	(78)	(17)

Income tax benefit / (expense)	(498)	(369)	(472)

Effective tax rate	42.2%	-148.8%	143.9%

Explanatory notes to the effective tax rate

Reason	Explanation
Different tax rates in different jurisdictions
Certain jurisdictions in which VEON operates have income tax rates which are different to the Dutch statutory tax rate of 25%. Profitability in countries with higher tax rates (including Pakistan, Algeria and Bangladesh) has a negative impact on the effective tax rate.

Non-deductible expenses
The Group incurs certain expenses which are non-deductible in the relevant jurisdiction. In 2019, as in previous years, such expenses include impairment losses (unless resulting in a change in temporary differences), certain non-income tax charges(i.e. minimum tax regimes) and some intra-group expenses (i.e. interest on internal loans).

Non-taxable income	The Group earns non-taxable income primarily in its holding companies, primarily relating to intra-group interest income and certain other income which is non-taxable in the relevant jurisdiction.
Adjustments in respect of previous years	The effect of prior year adjustments mainly relates to updated tax positions.
Movements in recognized deferred tax assets
Movements in recognized deferred tax assets are primarily caused by tax losses and other credits for which no deferred tax asset has been recognized.
This primarily occurs in holding entities in the Netherlands (2019: $42, 2018: $147, 2017: $112) and in GTH (2019: $43, 2018: $213, 2017: $49).

Withholding taxes
Withholding taxes are recognized to the extent that dividends from foreign operations are expected to be paid in the foreseeable future.
In 2019, similar to previous years, expenses relating to withholding taxes were primarily influenced by dividends expected from Russia, Algeria and Pakistan.

Uncertain tax positions
The tax legislation in the markets in which VEON operates is unpredictable and gives rise to significant uncertainties (see ‘Sources of estimation uncertainty’ below). Movements in uncertain tax positions stem from such uncertainties.

Change in income tax rate	Changes in tax rates impact the valuation of existing temporary differences. The nominal tax rates decreased in Pakistan in 2019, 2018 and 2017, and in Uzbekistan in 2018.
Other
In 2019, the Group recorded an increase in income tax liabilities of US$29 as a result of the settlement with the Egyptian Tax Authority for outstanding tax liabilities for GTH. Refer to Note 8 for further details.
In previous years, other tax expense primarily related to the recording of alternative minimum and local taxes in Pakistan.

Deferred taxes
The Group reported the following deferred tax assets and liabilities in the statement of financial position as of December 31:

	2019	2018

Deferred tax assets	134	197
Deferred tax liability	(141)	(180)

Net deferred tax position	(7)	17
The following table shows the movements of net deferred tax positions in 2019:

		Movements in deferred taxes
	Opening balance	Net income statement movement	Other movements	Closing balance

Property and equipment	(275)	5	(18)	(288)
Intangible assets	(60)	22	—	(38)
Trade receivables	32	16	(1)	47
Provisions	30	2	(1)	31
Accounts payable	113	11	32	156

Withholding tax on undistributed earnings	(50)	(2)	—	(52)

Tax losses and other balances carried forwards	2,173	(68)	(79)	2,026
Non-recognized deferred tax assets	(1,955)	—	61	(1,894)

Other	9	12	(16)	5

Net deferred tax positions	17	(2)	(22)	(7)

The following table shows the movements of net deferred tax positions in 2018:

		Movements in deferred taxes
	Opening balance	Net income statement movement	Other movements	Closing balance

Property and equipment	(443)	126	42	(275)
Intangible assets	(165)	94	11	(60)
Trade receivables	36	(6)	2	32
Provisions	33	2	(5)	30
Accounts payable	133	7	(27)	113

Withholding tax on undistributed earnings	(116)	70	(4)	(50)

Tax losses and other balances carried forwards	2,434	(191)	(70)	2,173
Non-recognized deferred tax assets	(1,980)	—	25	(1,955)

Other	28	15	(34)	9

Net deferred tax positions	(40)	117	(60)	17

Unused tax losses and other credits carried forwards
VEON recognizes a deferred tax asset for unused tax losses and other credits carried forwards, to the extent that it is probable that the deferred tax asset will be utilized. The amount and expiry date of unused tax losses and other carry forwards for which no deferred tax asset is recognized are as follows:

As of December 31, 2019	0-5 years	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	—	—	—	(280)	(280)
Recognized DTA	—	—	—	73	73

Non-recognized losses	(1,292)	(1,645)	—	(6,486)	(9,423)
Non-recognized DTA	279	357	—	1,258	1,894

Other credits carried forwards expiry
Recognized credits	(13)	(46)	—	—	(59)
Recognized DTA	13	46	—	—	59

Non-recognized credits	—	—	—	(143)	(143)
Non-recognized DTA	—	—	—	31	31

As of December 31, 2018	0-5 years	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	(83)	—	—	(425)	(508)
Recognized DTA	17	—	—	146	163

Non-recognized losses	(968)	(2,421)	—	(6,346)	(9,735)
Non-recognized DTA	198	497	—	1,260	1,955

Other credits carried forwards expiry
Recognized credits	(30)	(25)	—	—	(55)
Recognized DTA	30	25	—	—	55

Non-recognized credits	—	—	—	—	—
Non-recognized DTA	—	—	—	—	—

Losses mainly relate to our holding entities in Luxembourg (2019: US$6,052; 2018: US$6,135) and the Netherlands (2019: US$2,937; 2018: US$2,762).
VEON reports the tax effect of the existence of undistributed profits that will be distributed in the foreseeable future. The Company has a deferred tax liability of US$52 (2018: US$50), relating to the tax effect of the undistributed profits that will be distributed in the foreseeable future, primarily in its Russian, Algerian and Pakistan operations.
As of December 31, 2019, undistributed earnings of VEON’s foreign subsidiaries (outside the Netherlands) which are indefinitely invested and will not be distributed in the foreseeable future, amounted to US$6,194 (2018: US$6,330). Accordingly, no deferred tax liability is recognized for this amount of undistributed profits.

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
Management believes that VEON has paid or accrued all taxes that are applicable. Where uncertainty exists, VEON has accrued tax liabilities based on management’s best estimate. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax. The potential financial effect of such tax contingencies are disclosed in Note 8, unless not practicable to do so.
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
Uncertain tax positions
Uncertain tax positions are recognized when it is probable that a tax position will not be sustained, and the amount can be reliably measured. The expected resolution of uncertain tax positions is based upon management’s judgment of the likelihood of sustaining a position taken through tax audits, tax courts and/or arbitration, if necessary. Circumstances and interpretations of the amount or likelihood of sustaining a position may change through the settlement process. Furthermore, the resolution of uncertain tax positions is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. In 2019, VEON adopted IFRC 23 'Uncertainty over income tax treatments', refer Note 24 for further details.

INVESTING ACTIVITIES OF THE GROUP

10	SIGNIFICANT TRANSACTIONS
SIGNIFICANT TRANSACTIONS IN 2019
Mandatory tender offer for shares of GTH
In August 2019, VEON completed the purchase of 1,914,322,110 shares, representing approximately 40.55% of GTH’s issued shares, in connection with its Mandatory Tender Offer (“MTO”) which had commenced in July 2019. The total price for the purchase of such shares was EGP 9,725 million (approximately US$587), reflecting the offer price per share of EGP 5.08. Following the completion of the MTO and as a result of further purchases by GTH, as of December 31, 2019, VEON and GTH hold approximately 99.54% of GTH's total outstanding equity. The MTO was funded by a combination of cash on hand and utilization of undrawn credit facilities (refer to Note 15 for further details).
These transactions represent a purchase of non-controlling interests ("NCI") without a change of control. Consequently, the difference between the book value of NCI (negative value of US$1,986) and the cost of acquisition (US$608) was recorded directly within ‘Other capital reserves’ in the statement of changes in equity (loss of US$2,594).
Following the successful completion of the MTO, VEON continued with the restructuring of GTH, which included successful delisting of GTH’s shares from the Egyptian Exchange and the approval by GTH shareholders of VEON’s offer to acquire substantially all of the operating assets of GTH, both of which occurred on September 9, 2019.
Following that approval, VEON completed the intragroup transfers of Jazz, Banglalink and Med Cable. The intragroup transfer for Djezzy and Mobilink Bank are continuing. The operating assets of GTH had previously been, and will continue to be, fully consolidated within the balance sheet of the VEON Group, and as such, there is no material impact on these consolidated financial statements stemming from these asset transfers.
Revised technology infrastructure partnership with Ericsson
In February 2019, the Company announced a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years and to release Ericsson from the development and delivery of the Full Stack Revenue Manager Solution. This revised arrangement enables VEON to continue upgrading IT infrastructure with new digital business support systems (DBSS) using existing software from Ericsson which is already deployed in certain operating companies within VEON. The parties signed binding terms to vary the existing agreements and as a result VEON received US$350 during the first half of 2019, which was recorded within ‘Other operating gain / (loss)‘ in the income statement.

Termination of network sharing in Kazakhstan
In April 2019, the Group received a settlement amount of US$38 from Kcell Joint Stock Company (“Kcell”), related to the termination of the network sharing agreement between Kcell and our subsidiary in Kazakhstan. This amount has been recorded in "Other income" within the consolidated income statement.

SIGNIFICANT TRANSACTIONS IN 2018 AND 2017
Sale of Italy Joint Venture
In July 2018, VEON entered into an agreement with CK Hutchison Holdings Ltd for the sale of its 50% stake in the Italy Joint Venture. In September 2018 the transaction was completed, and cash consideration was received in the amount of EUR 2,450 million (US$2,830).
Share of profit / (loss) of the Italy Joint Venture for 2018 and 2017 was reclassified to “Profit / (loss) after tax from discontinued operations.” The effect of the disposal is detailed below:

2018

Cash consideration received	2,830

Derecognition of assets classified as held for sale	(1,599)
Release cumulative share of other comprehensive income / (loss) of Italy Joint Venture	(31)
Release cumulative foreign currency translation reserve related to Italy Joint Venture *	79
Gain / (loss) on disposal of discontinued operations	1,279
Exit from Euroset Holding N.V. Joint Venture
In July 2017, PJSC VimpelCom, a subsidiary of the Company, entered into a Framework Agreement with PJSC MegaFon (“MegaFon”) to unwind their retail joint venture, Euroset Holding N.V. (“Euroset”). Under the agreement, MegaFon acquired PJSC VimpelCom’s 50% interest in Euroset and PJSC VimpelCom paid RUB 1.2 billion (US$21) and acquired rights to 50% of Euroset’s approximately 4,000 retail stores in Russia. The transaction was completed in February 2018 and was accounted for as an asset acquisition, primarily the acquisition of contract-based intangible assets representing the right to use retail stores.

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
Goodwill is tested for impairment annually (at October 1) or when circumstances indicate the carrying value may be impaired. The Company’s impairment test is primarily based on fair value less cost of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management. The Company considers the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each cash-generating units (“CGU”) when reviewing for indicators of impairment in interim periods.
Impairment losses in 2019
During the third quarter of 2019, due to operational underperformance of its operations in Kyrgyzstan, the Company revised its previous estimates and assumptions regarding the future cash flows of the Kyrgyzstan CGU. Based on a recoverable value of US$42, the Company recorded an impairment of US$90 against the carrying value of the CGU. The impairment loss for Kyrgyzstan was allocated first to the existing carrying value of goodwill (US$54) and then subsequently to property and equipment (US$33) and intangible assets (US$3), based on relative carrying values.
Additionally, in regard with the Company’s commitment to network modernization, the Company continuously re-evaluates the plans for its existing network, primarily with respect to equipment purchased but not installed, and consequently recorded an impairment loss of US$18.
Impairment losses in 2018 and 2017
Due to operational performance of operating companies, in 2018 and 2017, respectively, the Company recorded an impairment of US$858 and US$66 as shown below. Impairment losses were allocated first to the existing carrying value of goodwill, and then subsequently to property and equipment and intangible assets based on relative carrying values.

	Property and equipment	Intangible assets	Goodwill	Total impairment

2018
Algeria	—	—	125	125
Armenia	46	10	25	81
Bangladesh	221	230	—	451
Georgia	31	19	—	50
Kyrgyzstan	—	—	74	74
Other	37	40	—	77
	335	299	224	858

2017
Armenia	—	—	34	34
Kyrgyzstan	—	—	17	17
Other	15	—	—	15
	15	—	51	66
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

The table below shows key assumptions used in fair value less costs of disposal calculations.

	Discount rate (local currency)			Average annual revenue growth rate during forecast period			Terminal growth rate
	2019	2018	2017	2019	2018	2017	2019	2018	2017

Russia	9.1%	10.3%	10.6%	1.4%	1.1%	1.9%	1.6%	1.3%	1.0%
Ukraine	14.6%	16.3%	17.1%	5.6%	4.4%	3.9%	3.2%	4.0%	2.0%
Algeria	10.4%	11.1%	10.7%	1.0%	0.7%	1.0%	1.0%	0.9%	3.0%
Pakistan	14.5%	14.4%	15.0%	3.9%	3.5%	5.0%	2.7%	4.0%	4.0%
Bangladesh	11.4%	12.2%	12.7%	3.2%	0.6%	5.0%	3.3%	4.0%	4.6%
Kazakhstan	9.2%	8.4%	10.8%	5.3%	2.8%	3.2%	3.3%	1.1%	2.4%
Kyrgyzstan	14.1%	14.8%	15.5%	1.6%	2.8%	(1.5)%	5.0%	5.0%	3.5%
Uzbekistan	14.5%	13.1%	15.3%	4.1%	5.5%	6.9%	6.0%	6.3%	6.5%
Armenia	11.4%	12.5%	13.0%	(1.0)%	0.2%	(1.0)%	3.0%	0.8%	3.0%
Georgia	9.6%	10.6%	11.0%	3.6%	2.1%	5.6%	3.0%	3.0%	1.0%

	Average operating margin			Average CAPEX excl licenses and ROU as a percentage of revenue
	2019	2018	2017	2019	2018	2017

Russia	34.7%	34.6%	36.4%	19.9%	19.8%	15.7%
Ukraine	59.9%	54.0%	49.9%	18.8%	16.3%	15.6%
Algeria	42.6%	44.0%	46.2%	12.5%	15.1%	14.8%
Pakistan	47.3%	47.9%	43.6%	17.2%	16.7%	15.3%
Bangladesh	36.0%	35.4%	38.7%	15.4%	14.9%	14.3%
Kazakhstan	49.9%	46.5%	44.5%	20.0%	17.7%	17.9%
Kyrgyzstan	31.4%	39.9%	42.0%	26.9%	17.2%	16.4%
Uzbekistan	51.4%	43.9%	42.9%	19.4%	16.2%	14.1%
Armenia	23.9%	23.6%	29.7%	23.0%	21.0%	19.6%
Georgia	28.9%	24.5%	25.2%	22.0%	23.8%	23.3%

Assumption	Description
Discount rate
Discount rates are initially determined in US dollars based on the risk-free rate for 20-year maturity bonds of the United States Treasury, adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific CGU relative to the market as a whole.
The equity market risk premium used was 5.6% (2018: 5.4%, 2017: 6.0%). The systematic risk, beta, represents the median of the raw betas of the entities comparable in size and geographic footprint with the ones of the Company (“Peer Group”).
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
Projected average operating margin
The Company estimates operating margin based on pre-IFRS 16 Adjusted EBITDA divided by Total Operating Revenue for each CGU and each future year. The forecasted operating margin is based on the budget of the following year and assumes cost optimization initiatives which are part of on-going operations, as well as regulatory and technological changes known to date, such as telecommunication license issues and price regulation among others.

Average CAPEX excl licenses and ROU as a percentage of revenue
CAPEX excl licenses and ROU is defined as purchases of property and equipment and intangible assets other than licenses and goodwill. The cash flow forecasts for capital expenditure are based on past experience and amounts budgeted for the following year(s) and include the network roll-outs plans and license requirements.

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

SENSITIVITY TO CHANGES IN ASSUMPTIONS
The following table illustrates the CGU with limited headroom and potential impairment that would need to be recorded if certain key parameters would adversely change by one percentage point within both the explicit forecast and terminal periods. Any additional adverse changes in the key parameters by more than one percentage point would increase the amount of impairment exposure approximately proportionally.

CGU	Headroom	Discount rate	Average growth rate	Average operating margin	Average CAPEX excl licenses and ROU / revenue	Terminal growth rate

Algeria	102	(45)	(80)	—	—	(5)
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

12	PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the years ended December 31:

Net book value	Telecomm-unications equipment	Land, buildings and constructions	Office and other equipment	Equipment not installed and assets under construction	Right-of-use assets	Total

As of January 1, 2018	5,132	240	470	395	—	6,237

Additions	52	8	14	1,173	—	1,247
Disposals	(51)	(2)	(10)	(5)	—	(68)
Depreciation charge for the year	(1,165)	(31)	(143)	—	—	(1,339)
Impairment	(280)	(10)	(8)	(37)	—	(335)
Transfers	979	22	136	(1,137)	—	—
Reclassified to assets held for sale	(15)	(1)	—	—	—	(16)
Translation adjustment	(644)	(24)	(66)	(60)	—	(794)

As of December 31, 2018	4,008	202	393	329	—	4,932

Adjustment due to IFRS 16	(71)	—	—	—	2,023	1,952
Additions	80	—	8	1,453	158	1,699
Disposals	(36)	(1)	(6)	(7)	(35)	(85)
Depreciation charge for the year	(1,032)	(33)	(139)	—	(448)	(1,652)
Impairment	(30)	(1)	(3)	(17)	—	(51)
Transfers	1,210	29	131	(1,370)	—	—
Modifications of right-of-use assets	—	—	—	—	141	141
Translation adjustment	177	20	33	28	146	404

As of December 31, 2019	4,306	216	417	416	1,985	7,340
Cost	11,799	493	1,467	563	2,472	16,794
Accumulated depreciation and impairment	(7,493)	(277)	(1,050)	(147)	(487)	(9,454)

There were no material changes in estimates related to property and equipment in 2019 other than the impairment described in Note 11 of US51 (2018: US$335).
During 2019, VEON acquired property and equipment in the amount of US$480 (2018: US$346), which were not paid for as of year-end.
Property and equipment pledged as security for bank borrowings amounts to US$652 as of December 31, 2019 (2018: US$750), and primarily relate to securities for borrowings of Pakistan Mobile Communications Limited ("PMCL").
The following table summarizes the movement in the net book value of right-of-use assets ("ROU") for the year ended December 31:

Net book value	ROU - Telecommunications Equipment	ROU - Land, Buildings and Constructions	ROU - Office and Other Equipment	Total

As of January 1, 2019	1,601	415	7	2,023

Additions	142	16	—	158
Disposals	(27)	(6)	(2)	(35)
Depreciation charge for the year	(306)	(140)	(2)	(448)
Impairment	—	—	—	—
Transfers	18	(18)	—	—
Modifications and reassessments	94	47	—	141
Translation adjustment	116	30	—	146

As of December 31, 2019	1,638	344	3	1,985
Cost	1,980	487	5	2,472
Accumulated depreciation and impairment	(342)	(143)	(2)	(487)

COMMITMENTS
Capital commitments for the future purchase of equipment are as follows as of December 31:

	2019	2018

Less than 1 year	677	433
Between 1 and 5 years	19	4

Total commitments	696	437
Capital commitments arising from telecommunications licenses
VEON’s ability to generate revenue in the countries it operates is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses for GSM-900/1800, “3G” (UMTS / WCDMA) mobile radiotelephony communications services and “4G” (LTE).
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
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The useful of life of VEON's assets generally fall within the following ranges:

Class of property and equipment	Useful life
Telecommunication equipment	3 – 20 years
Buildings and constructions	10 – 50 years
Office and other equipment	3 – 10 years
Right-of-use assets	Equivalent lease term
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

13	INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets for the years ended December 31:

Net book value	Telecommuni-cation licenses, frequencies & permissions	Software	Brands and trademarks	Customer relationships	Other intangible assets	Goodwill	Total

As of January 1, 2018	1,256	351	262	255	44	4,618	6,786

Additions	526	171	—	—	20	—	717
Disposals	(6)	(1)	—	—	—	—	(7)
Amortization charge for the year	(176)	(179)	(74)	(54)	(12)	—	(495)
Impairment	(251)	(48)	—	—	—	(224)	(523)
Transfer	—	2	—	—	(2)	—	—
Translation adjustment	(154)	(32)	(10)	(24)	(10)	(578)	(808)

As of December 31, 2018	1,195	264	178	177	40	3,816	5,670

Adjustment due to IFRS 16	—	—	—	—	(15)	—	(15)
Additions	50	177	—	—	12	—	239
Disposals	—	—	—	—	(2)	—	(2)
Amortization charge for the year	(159)	(155)	(30)	(42)	(8)	—	(394)
Impairment	(3)	—	—	—	—	(54)	(57)
Transfer	—	8	—	—	(8)	—	—
Translation adjustment	17	22	1	7	3	197	247

As of December 31, 2019	1,100	316	149	142	22	3,959	5,688
Cost	2,395	1,157	499	1,716	210	3,959	9,936
Accumulated amortization and impairment	(1,295)	(841)	(350)	(1,574)	(188)		(4,248)

During 2019, there were no material change in estimates related to intangible assets other than the impairment described in Note 11 of US$57 (2018: US$523, 2017: US$51).

During 2019, VEON acquired intangible assets in the amount of US$148 (2018: US$100), which were not yet paid for as of year-end.
GOODWILL
During the year, the movement in goodwill for the Group, per CGU, consisted of the following:

CGU	December 31, 2019	Impairment	Currency translation	December 31, 2018

Russia	2,265	—	247	2,018
Algeria	1,167	—	(9)	1,176
Pakistan	335	—	(36)	371
Kazakhstan	154	—	1	153
Kyrgyzstan	—	(54)	—	54
Uzbekistan	38	—	(6)	44

Total	3,959	(54)	197	3,816

CGU	December 31, 2018	Impairment	Translation adjustment	December 31, 2017

Russia	2,018	—	(416)	2,434
Algeria	1,176	(125)	(39)	1,340
Pakistan	371	—	(97)	468
Kazakhstan	153	—	(24)	177
Kyrgyzstan	54	(74)	—	128
Uzbekistan	44	—	(2)	46
Armenia	—	(25)	—	25

Total	3,816	(224)	(578)	4,618
COMMITMENTS
Capital commitments for the future purchase of intangible assets are as follows as of December 31:

	2019	2018

Less than 1 year	77	23
Between 1 and 5 years	5	—

Total commitments	82	23
ACCOUNTING POLICIES
Intangible assets acquired separately are carried at cost less accumulated amortization and impairment losses.
Intangible assets with a finite useful life are generally amortized with the straight-line method over the estimated useful life of the intangible asset. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least annually.
Goodwill is recognized for the future economic benefits arising from net assets acquired that are not individually identified and separately recognized. Goodwill is not amortized but is tested for impairment annually and as necessary when circumstances indicate that the carrying value may be impaired, see Note 11 for further details.
SOURCE OF ESTIMATION UNCERTAINTY
Refer also to Note 12 for further details regarding source of estimation uncertainty.
Depreciation and amortization of non-current assets
Significant estimates in the evaluation of useful lives for intangible assets include, but are not limited to, the estimated average customer relationship based on churn, the remaining license or concession period and the expected developments in technology and markets.
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

14	INVESTMENTS IN SUBSIDIARIES
The Company held investments in material subsidiaries for the years ended December 31 as detailed in the table below. The equity interest presented represents the economic rights available to the Company.

			Equity interest held by the Group
Name of significant subsidiary	Country of incorporation	Nature of subsidiary	2019	2018

VEON Amsterdam B.V.	Netherlands	Holding	100.0%	100.0%
VEON Holdings B.V.	Netherlands	Holding	100.0%	100.0%
PJSC VimpelCom	Russia	Operating	100.0%	100.0%
JSC “Kyivstar”	Ukraine	Operating	100.0%	100.0%
LLP “KaR-Tel”	Kazakhstan	Operating	75.0%	75.0%
LLC “Unitel”	Uzbekistan	Operating	100.0%	100.0%
LLC “VEON Georgia”	Georgia	Operating	80.0%	80.0%
CJSC “VEON Armenia”	Armenia	Operating	100.0%	100.0%
LLC “Sky Mobile”	Kyrgyzstan	Operating	50.1%	50.1%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100.0%	100.0%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100.0%	100.0%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100.0%	100.0%
Global Telecom Holding S.A.E	Egypt	Holding	99.5%	57.7%
Omnium Telecom Algérie S.p.A.*	Algeria	Holding	45.4%	26.3%
Optimum Telecom Algeria S.p.A.*	Algeria	Operating	45.4%	26.3%
Pakistan Mobile Communications Limited	Pakistan	Operating	85.0%	49.0%
Banglalink Digital Communications Limited	Bangladesh	Operating	100.0%	57.7%

* The Group has concluded that it controls Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A, see 'Significant accounting judgments' below for further details.
Following the completion of the MTO and further purchases by GTH, VEON has increased its shareholding in GTH to 99.54% and consequently its indirect equity interest in its operating companies in Algeria, Pakistan and Bangladesh, refer Note 10 for further details.
MATERIAL PARTLY-OWNED SUBSIDIARIES
Financial information of subsidiaries that have material non-controlling interests (“NCIs”) is provided below:

	Equity interest held by NCIs		Book values of material NCIs		Profit / (loss) attributable to material NCIs
Name of significant subsidiary	2019	2018	2019	2018	2019	2018

LLP “KaR-Tel” (“Kar-Tel”)	25.0%	25.0%	232	228	27	19
LLC “Sky Mobile” (“Sky Mobile”)	49.9%	49.9%	79	133	(44)	(32)
Global Telecom Holding S.A.E (“GTH”)	0.5%	42.3%	853	(1,190)	75	(204)
Omnium Telecom Algérie S.p.A. (“OTA”)	54.4%	73.7%	871	1,091	55	1

The summarized financial information of these subsidiaries before intercompany eliminations for the years ended December 31 are detailed below.

Summarized income statement

	Kar-Tel			Sky Mobile			GTH			OTA
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017

Operating revenue	461	410	348	63	81	108	2,051	2,828	3,015	775	813	915
Operating expenses	(319)	(319)	(296)	(150)	(144)	(97)	(1,595)	(2,810)	(2,421)	(621)	(754)	(703)
Other (expenses) / income	(6)	6	(7)	(1)	—	(2)	947 *	(377)	(450)	(17)	(11)	(27)
Profit / (loss) before tax	136	97	45	(88)	(63)	9	1,403	(359)	144	137	48	185
Income tax expense	(29)	(20)	(13)	—	(1)	(4)	(136)	(124)	(375)	(36)	(47)	(49)
Profit / (loss) for the year	107	77	32	(88)	(64)	5	1,267	(483)	(231)	101	1	136

Total comprehensive income / (loss)	107	77	32	(88)	(64)	5	1,267	(483)	(231)	101	1	136
Attributed to NCIs	27	19	8	(44)	(32)	3	75	(204)	(56)	55	1	100

Dividends paid to NCIs	—	—	—	—	—	—	95	80	116	69	76	82

* Included within Other (expenses) / income for GTH is a gain of US$1,262 relating to the intragroup transfer of Jazz, Banglalink and Med Cable, refer to Note 10 for further details.

Summarized statement of financial position

	Kar-Tel		Sky Mobile		GTH *		OTA
	2019	2018	2019	2018	2019	2018	2019	2018
Property and equipment	271	192	50	76	608	1,652	600	498
Intangible assets	86	69	5	10	160	1,042	158	214
Other non-current assets	185	177	3	55	2,797	1,766	1,187	1,178
Trade and other receivables	18	13	4	3	146	263	34	48
Cash and cash equivalents	39	29	21	43	165	420	67	53
Other current assets	12	15	18	12	97	317	42	88
Debt and derivatives	(63)	—	(7)	—	(1,375)	(2,938)	(134)	(63)
Provisions	(6)	(4)	(1)	(2)	(70)	(312)	(22)	(25)
Other liabilities	(119)	(85)	(24)	(19)	(585)	(1,690)	(334)	(355)

Total equity	423	406	69	178	1,943	520	1,598	1,636

Attributed to:
Equity holders of the parent	191	178	(10)	45	1,090	1,710	727	545
Non-controlling interests	232	228	79	133	853	(1,190)	871	1,091

* The total equity of GTH attributed to non-controlling interests includes the total equity which is attributed to non-controlling interests of OTA, GTH’s subsidiary.

Summarized statement of cash flows

	Kar-Tel			Sky Mobile			GTH			OTA
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017

Net operating cash flows	199	148	105	17	29	23	691	900	877	305	245	345
Net investing cash flows	(84)	(42)	(73)	(15)	(18)	(24)	(529)	(695)	(924)	(84)	(118)	(172)
Net financing cash flows	(104)	(90)	(48)	(24)	—	—	(395)	(110)	(157)	(205)	(193)	(350)
Net foreign exchange difference	—	(3)	—	—	—	—	(23)	(60)	(18)	(1)	(5)	(7)
Net increase / (decrease) in cash equivalents	11	13	(16)	(22)	11	(1)	(256)	35	(222)	15	(71)	(184)
SIGNIFICANT ACCOUNTING JUDGMENTS
Control over subsidiaries
Subsidiaries, which are those entities over which the Company is deemed to have control, are consolidated. In certain circumstances, significant judgment is required to assess if the Company is deemed to have control over entities where the Company’s ownership interest does not exceed 50%. The Group has concluded that it controls Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A even though its subsidiary, Global Telecom Holding S.A.E. owned less than 50% of the ordinary shares. This is because the Company can exercise operational control through terms of a shareholders’ agreement.

FINANCING ACTIVITIES OF THE GROUP

15	INVESTMENTS, DEBT AND DERIVATIVES
INVESTMENTS AND DERIVATIVE ASSETS
The Company holds the following investments and derivatives as of December 31:

	Carrying value
	2019	2018

At fair value through profit or loss
Derivatives not designated as hedges	11	14
Derivatives designated as net investment hedges	—	45
Investments in debt instruments *	34	36
Other	—	3
	45	98

At amortized cost
Security deposits and cash collateral	256	31
Other investments	16	17
	272	48

Total investments and derivatives	317	146
Non-current	235	58
Current	82	88

* Investments in debt instruments relate to government bonds or bills and are measured at fair value through other comprehensive income (with recycling).
Security deposits
The ex-Warid license renewal was due in May 2019. Pursuant to directions from the Islamabad High Court, the Pakistan Telecommunication Authority (“PTA”) issued a license renewal decision on July 22, 2019 requiring payment of US$40 per MHz for 900 MHz spectrum and US$30 per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately US$450 (excluding applicable taxes of approximately 13%). On August 17, 2019, Jazz appealed the PTA’s order to the Islamabad High Court. On August 21, 2019, the Islamabad High Court suspended the PTA’s order pending the outcome of the appeal and subject to Jazz making payment in the form of security (under protest) as per the options given in the PTA’s order.
In September 2019, Jazz deposited approximately US$225 in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit. The deposit is recorded as a financial investment asset within the statement of financial position and is presented as "Payments on deposits" within the statement of cash flows. The Islamabad High Court has not yet scheduled a hearing date.

DEBT AND DERIVATIVES
The Company holds the following outstanding debt and derivatives as of December 31:

	Carrying value
	2019	2018

At fair value through profit or loss
Derivatives not designated as hedges	52	65
Derivatives designated as net investment hedges	161	—
Contingent consideration	41	40
Other	—	2
	254	107

At amortized cost
Principal amount outstanding	7,519	7,298
Interest accrued	79	81
Discounts, unamortized fees, hedge basis adjustment	(10)	(13)
Bank loans and bonds	7,588	7,366

Lease liabilities	2,083	—
Put-option liability over non-controlling interest	342	306
Other financial liabilities	77	77
	10,090	7,749

Total debt and derivatives	10,344	7,856
Non-current	7,759	6,567
Current	2,585	1,289

Bank loans and bonds
The Company had the following principal amounts outstanding for interest-bearing loans and bonds at December 31:

						Principal amount outstanding
Borrower	Type of debt	Guarantor	Currency	Interest rate	Maturity	2019	2018

VEON Holdings	Loans	None	RUB	8.75% to 10.0%	2022	2,303	2,051
VEON Holdings	Notes	None	US$	5.2% to 5.95%	2019 - 2023	529	1,100
VEON Holdings	Notes	None	US$	3.95% to 4.95%	2021 - 2024	1,133	1,133
VEON Holdings	Notes	PJSC VimpelCom	US$	7.50%	2022	417	417
VEON Holdings	Notes	None	US$	4.00%	2025	700	—
GTH Finance B.V.	Notes	VEON Holdings	US$	6.25% to 7.25%	2020 -2023	1,200	1,200
PJSC VimpelCom, via VIP Finance Ireland	Eurobonds	None	US$	7.75%	2021	262	262
PMCL	Loans	None	PKR	6mKIBOR + 0.35% to 0.8%	2020 -2022	226	256
PMCL	Loan	EKN *	US$	6mLIBOR + 1.9%	2020	75	137
PMCL	Loan	None	PKR	6mKIBOR + 0.75%	2026	121	—
Banglalink	Loan	None	US$	3mLIBOR + 2.50%	2020	300	—
Banglalink	Notes	None	US$	8.63%	2019	—	300
Banglalink	Loans	None	BDT	Average bank deposit rate + 3.0% to 4.25%	2020 - 2022	116	146

	Other bank loans and bonds					137	296

	Total bank loans and bonds					7,519	7,298
* Exportkreditnämnden (The Swedish Export Credit Agency)

SIGNIFICANT CHANGES IN DEBT AND DERIVATIVES
Reconciliation of cash flows from financing activities

	Bank loans and bonds	Lease liabilities	Total

Balance as of January 1, 2018	11,198	—	11,198

Cash flows
Proceeds from borrowings, net of fees paid	807	—	807
Repayment of debt	(4,122)	—	(4,122)
Interest paid	(736)	—	(736)

Non-cash movements
Interest and fee accruals	738	—	738
Early redemption premium accrued *	44	—	44
Foreign currency translation	(573)	—	(573)
Other non-cash movements	10	—	10

Balance as of December 31, 2018	7,366	—	7,366

Adjustment due to new accounting standards	—	1,999	1,999

Balance as of January 1, 2019	7,366	1,999	9,365

Cash flows
Proceeds from borrowings, net of fees paid	2,610	—	2,610
Repayment of debt	(2,612)	(366)	(2,978)
Interest paid	(566)	(148)	(714)

Non-cash movements
Interest and fee accruals	599	178	777
Lease additions, disposals, impairment and modifications	—	262	262
Foreign currency translation	193	158	351
Other non-cash movements	(2)	—	(2)

Balance as of December 31	7,588	2,083	9,671
* Early redemption premium accrued in respect of the settlement of the cash tender offer for certain outstanding debt securities. The amount accrued relates to the excess of purchase price over the principal amount outstanding, which, together with the release of unamortized debt issuance costs and unamortized fair value hedge basis adjustment, resulted in a loss from early debt redemption of US$30 in 2018.
VEON Holdings BV new notes
In October 2019, VEON Holdings issued US$$700 4.00% senior unsecured notes due 2025. The net proceeds of the notes issued have been used primarily to refinance drawings on the revolving credit facility used to fund the MTO for GTH.

Pakistan Mobile Communications Limited new bilateral term facility

In June 2019, PMCL entered into a bilateral secured PKR 14,369 million (approximately US$92) term facility with a local bank. The facility has a tenor of 7 years and bears interest at 6-month KIBOR increased by a margin of 0.75% per annum. The security is based on terms comparable with PMCL's existing debt.

Pakistan Mobile Communications Limited new syndicated term facility and Islamic facility

In June 2019, PMCL entered into a secured syndicated term facility and an Islamic financing facility for a joint amount of up to PKR 45,000 million (approximately US$287) and a period of up to 7 years. The cost of both facilities corresponds to 6-month KIBOR increased by a margin of 0.75% per annum. The security is based on terms comparable with PMCL's existing debt.

Banglalink Digital Communications Limited new syndicated term facility agreement

In April 2019, Banglalink entered into a new US$300 syndicated term facility agreement with several international banks. The facility is guaranteed by VEON Holdings for nil consideration. The facility has a tenor of 12 months with extension options for another 24 months upon agreement with the lenders, and was used to refinance the principal amount of Banglalink’s US$300 bond that matured in May 2019.
Lease liabilities
On January 1, 2019, the Company adopted IFRS 16 Leases, for further details please refer to Note 24. In 2019, interest in respect of lease liabilities is presented in "Finance costs" within the consolidated income statement.

FAIR VALUES
As of December 31, 2019, the carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table at the beginning of this note, with the exception of:

•	'Bank loans and bonds, including interest accrued', for which fair value is equal to US$7,887 (2018: US$7,430); and

•	'Lease liabilities', for which fair value has not been determined.

As of December 31, 2019 and December 31, 2018, all of the Group's financial instruments carried at fair value in the statement of financial position were measured based on Level 2 inputs, except for the Contingent consideration, for which fair value is classified as Level 3.
All movements in Contingent consideration in the years ended December 31, 2019 and 2018 relate to changes in fair value, which are unrealized, and are recorded in “Other non-operating gain / (loss)” within the consolidated income statement.
Fair values are estimated based on quoted market prices for our bonds, derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile. Observable inputs (Level 2) used in valuation techniques include interbank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads.
On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations. During the years ended December 31, 2019 and 2018, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
HEDGE ACCOUNTING
The following table sets out the Company’s hedging instruments designated as net investment hedges as of December 31:

Hedging instruments *	Designated rate	Excluded component	Hedged item	Currency	Aggregated designated nominal value of hedged items, million
					2019		2018
Foreign currency forward contracts	Forward	foreign currency basis spread	PJSC VimpelCom	RUB	88,220	**	68,639	**

* Refer to the Debt and Derivatives section above in this Note for information regarding the carrying amounts of the hedging instruments.
** Hedging instruments have a weighted average term to maturity of 1 year as of December 31, 2019 (2018: 2 years ).
There is an economic relationship between the hedged net investments and the hedging instruments due to the translation risk inherent in the hedged items that matches the foreign exchange risk of the hedging instruments. The hedge ratio for each of the above relationships was set at 1:1 as the underlying risk of the hedging instruments is identical to the hedged risk and the nominal value of hedging instruments has not exceeded the amounts of respective net investments. Hedge ineffectiveness might arise from:

•	the value of a net investment falling below the related designated nominal value of the hedging instrument, or

•	counterparties’ credit risk impacting the hedging instrument but not the hedged net investment.
During the periods covered by these consolidated financial statements, the amount of ineffectiveness was immaterial.

Impact of hedge accounting on equity
The below table sets out the reconciliation of each component of equity and the analysis of other comprehensive income (all of which are attributable to the equity owners of the parent):

	Foreign currency translation reserve	Cost of hedging reserve **

As of January 1, 2018	(7,667)	—

Foreign currency revaluation of the foreign operations and other	(753)	—
Effective portion of foreign currency revaluation of the hedging instruments *	83	—
Change in fair value of foreign currency basis spreads	—	(4)
Amortization of time-period related foreign currency basis spreads	—	5
Net investment hedge amount reclassified to profit or loss – sale of Italy Joint Venture	80	4
Disposal of subsidiaries – reclassification to profit or loss	(159)	—

As of December 31, 2018	(8,416)	5

Foreign currency revaluation of the foreign operations	332	—
Effective portion of foreign currency revaluation of the hedging instruments *	(228)	—
Change in fair value of foreign currency basis spreads	—	23
Amortization of time-period related foreign currency basis spreads	—	(19)

As of December 31, 2019	(8,312)	9
* Amounts represent the changes in fair value of the hedging instruments and closely approximate the changes in value of the hedged items used to recognize hedge ineffectiveness.
** Movements in the cost of hedging reserve are included within "Other" in respective section of statement of other comprehensive income

ACCOUNTING POLICIES AND SOURCES OF ESTIMATION UNCERTAINTY

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

Fair value of financial instruments

All financial assets and liabilities are measured at amortized cost, except those which are measured at fair value as presented within this Note.
Where the fair value of financial assets and liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including discounted cash flows models. The inputs to these models are taken from observable markets, but when this is not possible, a degree of judgment is required in establishing fair values. The judgments include considerations regarding inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
Measurement of lease liabilities
Lease liabilities are measured upon initial recognition at the present value of the future lease and related fixed services payments over the lease term, discounted with the country specific incremental borrowing rate as the rate implicit in the lease is generally not available. Subsequently lease liabilities are measured at amortized cost using the effective interest rate method.
A significant portion of the lease contracts included within Company’s lease portfolio includes lease contracts which are extendable through mutual agreement between VEON and the lessor, or lease contracts which are cancelable by the Company immediately or on short notice. The Company includes these cancelable future lease periods within the lease term, which increases the future lease payments used in determining the lease liability upon initial recognition. VEON's determination of the lease term is based on facts and circumstances related to the underlying leased asset and lease contracts.

16	CASH AND CASH EQUIVALENTS
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
Cash and cash equivalents consisted of the following items as of December 31:

	2019	2018

Cash and cash equivalents at banks and on hand	932	756
Cash equivalents with original maturity of less than three months	318	1,052
Cash and cash equivalents	1,250	1,808
Less overdrafts	(46)	(17)
Cash and cash equivalents, net of overdrafts, as presented in the consolidated statement of cash flows	1,204	1,791
Cash at bank earns interest at floating rates based on bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.
The imposition of currency exchange controls or other similar restrictions on currency convertibility in the countries in which VEON operates could limit VEON’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends from the respective countries. As of December 31, 2019, there were no restricted cash and cash equivalent balances (2018: nil).
Cash balances include investments in money market funds of US$155 (2018: US$349), which are carried at fair value through profit or loss with gains presented within ‘Other non-operating gain / (loss)’ within the consolidated income statement.
As of December 31, 2019, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$46 (2018: US$17). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as debt and derivatives within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.

17	FINANCIAL RISK MANAGEMENT
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
INTEREST RATE RISK
The Company is exposed to the risk of changes in market interest rates primarily due to the its long-term debt obligations. The Company manages its interest rate risk exposure through a portfolio of fixed and variable rate borrowings and hedging activities.
As of December 31, 2019, after taking into account the effect of interest rate swaps, approximately 91% of the Company’s borrowings are at a fixed rate of interest (2018: 91%).
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
The Company hedges part of its exposure to fluctuations on the translation into U.S. dollars of its foreign operations by holding the borrowings in foreign currencies or by foreign exchange swaps and forwards. During the periods covered by these financial statements, the Company used foreign exchange forwards to mitigate foreign currency translation risk related to the Company’s net investment in PJSC VimpelCom.
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

	Effect on profit / (loss) before tax		Effect on other comprehensive income
Change in foreign exchange rate against US$	10% depreciation	10% appreciation	10% depreciation	10% appreciation

2019
Euro	(2)	3	—	—
Russian Ruble	(9)	11	119	(145)
Bangladeshi Taka	(27)	30	—	—
Pakistani Rupee	(10)	11	—	—
Georgian Lari	(36)	39	—	—
Other currencies (net)	(1)	2	—	—

2018
Euro	(2)	3	—	—
Russian Ruble	(32)	35	70	(77)
Bangladeshi Taka	(76)	83	—	—
Pakistani Rupee	(19)	20	—	—
Georgian Lari	(34)	37	—	—
Other currencies (net)	—	—	—	—

CREDIT RISK
The Company is exposed to credit risk from its operating activities (primarily from trade receivables), and from its treasury activities, including deposits with banks and financial institutions, derivative financial instruments and other financial instruments. See Note 16 for further information on restrictions on cash balances.
Trade receivables consist of amounts due from customers for airtime usage and amounts due from dealers and customers for equipment sales. VEON’s credit risk arising from the services the Company provides to customers is mitigated to a large extent due to the majority of its active customers being subscribed to a prepaid service as of December 31, 2019 and 2018, and accordingly not giving rise to credit risk. For postpaid services, in certain circumstances, VEON requires deposits as collateral for airtime usage. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms.
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
The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2019 and 2018 is the carrying amount as illustrated in Note 15, Note 16 and Note 17.

LIQUIDITY RISK
The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bonds, bank overdrafts, bank loans and lease contracts. The Company’s policy is to create a balanced debt maturity profile. As of December 31, 2019, 21% of the Company’s debt (2018: 17%) will mature in less than one year based on the carrying value of bank loans, bonds and other borrowings reflected in the financial statements. The Company assessed the concentration of risk with respect to refinancing its debt and concluded it to be low based on liquidity in the markets the Company has access to, and recent history of refinancing. The Company believes that access to sources of funding is sufficiently available and the Company’s policy is to diversify the funding sources where possible.
Available facilities
The Company had the following available facilities as of December 31:

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2019
VEON Holdings B.V. – Revolving Credit Facility	Feb 2022	US$1,688 *	—	US$1,688	1,688	—	1,688
PMCL - Syndicated Term Facility and Islamic Finance Facility	Mar 2020	PKR 45,000	PKR 15,885	PKR 29,115	291	103	188
PMCL - Term Facility	Sep 2020	PKR 14,369	PKR 2,963	PKR 11,406	93	19	74

* Facility amount of US$1,688 is available until February 2020. Subsequently a reduced facility amount of US$1,586 is available until February 2021 and further reduced facility amount of US$1,382 is available until February 2022

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2018
VEON Holdings B.V. – Revolving Credit Facility	Feb 2022	US$1,688	—	US$1,688	1,688	—	1,688
PMCL - Syndicated Term Loan Facility	Jun 2019	PKR 26,750	PKR 17,000	PKR 9,750	191	122	69
PMCL - Term Loan Facility	Jun 2019	PKR 10,000	PKR 5,463	PKR 4,537	72	39	33

* Facility amount of US$1,688 is available until February 2020. Subsequently a reduced facility amount of US$1,586 is available until February 2021.

Maturity profile
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Payments related to variable interest rate financial liabilities and derivatives are included based on the interest rates and foreign currency exchange rates applicable as of December 31, 2019 and 2018, respectively. The total amounts in the table differ from the carrying amounts as stated in Note 15 as the below table includes both undiscounted principal amounts and interest while the carrying amounts are measured using the effective interest rate method.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
As of December 31, 2019
Bank loans and bonds	2,100	3,909	2,009	794	8,812
Lease liabilities	581	920	728	420	2,649
Derivative financial liabilities
Gross cash inflows	(1,150)	(378)	—	—	(1,528)
Gross cash outflows	1,311	483	—	—	1,794
Trade and other payables	1,847	—	—	—	1,847
Other financial liabilities	41	77	—	—	118
Warid non-controlling interest put option liability	342	—	—	—	342
Total financial liabilities	5,072	5,011	2,737	1,214	14,034

Related derivatives financial assets
Gross cash inflows	(273)	—	—	—	(273)
Gross cash outflows	262	—	—	—	262
Related derivative financial assets	(11)	—	—	—	(11)

Total financial liabilities, net of derivative assets	5,061	5,011	2,737	1,214	14,023

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
As of December 31, 2018
Bank loans and bonds	1,697	3,866	2,642	579	8,784
Derivative financial liabilities
Gross cash inflows	(368)	(54)	—	—	(422)
Gross cash outflows	394	68	—	—	462
Trade and other payables *	1,624	—	—	—	1,624
Other financial liabilities	—	62	—	—	62
Warid non-controlling interest put option liability	—	306	—	—	306
Total financial liabilities	3,347	4,248	2,642	579	10,816

Related derivatives financial assets
Gross cash inflows	(300)	(610)	(330)	—	(1,240)
Gross cash outflows	286	634	354	—	1,274
Related derivative financial assets	(14)	24	24	—	34

Total financial liabilities, net of derivative assets	3,333	4,272	2,666	579	10,850
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 23 for further details.

CAPITAL MANAGEMENT
The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios, so as to secure access to debt and capital markets at all times and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. Current credit ratings of the Company support its capital structure objectives. In September 2019, VEON announced a revised dividend policy that targets paying at least 50% of prior year Equity Free Cash Flow after licenses. There were no other changes made in the Company’s objectives, policies or processes for managing capital during 2019.
The Net Debt to Adjusted EBITDA ratio is an important measure used by the Company to assess its capital structure. Net Debt represents the principal amount of interest-bearing debt less cash and cash equivalents and bank deposits. Adjusted EBITDA is defined as last twelve months earnings before interest, tax, depreciation, amortization and impairment, loss on disposals of non-current assets, other non-operating losses and share of profit / (loss) of joint ventures. For reconciliation of Adjusted EBITDA to Profit / (loss) before tax, refer to Note 2. VEON's internal target is to keep Net Debt to Adjusted EBITDA at around 2.0x on the basis of the so called "GAAP freeze" principle, i.e. under the IAS 17 framework, which is equivalent to 2.4x on the post-IFRS 16 basis.
Further, this ratio is included as a financial covenant in the credit facilities of the Company. For most of our credit facilities the Net Debt to Adjusted EBITDA ratio is calculated at consolidated level of VEON Ltd. and is “pro-forma” adjusted for acquisitions and divestments of any business bought or sold during the relevant period. Under these credit facilities, the Company is required to maintain the Net Debt to Adjusted EBITDA ratio below 3.5x (on the basis of the so called "GAAP freeze" principle). The Company has not breached any financial covenants during the period covered by these financial statements.

18	ISSUED CAPITAL AND RESERVES
The following table details the common shares of the Company as of December 31:

	2019	2018

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,670	1,849,190,670

Issued shares, including 7,603,731 shares held by a subsidiary of the Company	1,756,731,135	1,756,731,135

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares.
As of December 31, 2019, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares

L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Stichting Administratiekantoor Mobile Telecommunications Investor *	145,947,562	8.3%
Free Float, including 7,603,731 shares held by a subsidiary of the Company	770,158,572	43.8%
Total outstanding common shares	1,756,731,135	100.0%

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
Telenor sale of shares
During 2019 Telenor East Holding II AS (“Telenor”), in a number of transactions, sold its whole shareholding in VEON Ltd. The transactions are in line with Telenor’s previously announced intention to fully divest its holding in VEON. The free float of the VEON Group has increased from approximately 29.6% to 43.8%.
Nature and purpose of reserves
Other capital reserves are mainly used to recognize the results of transactions that do not result in a change of control with non-controlling interest (see Note 14). The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries, net of any related hedging activities (see Note 15).

19	EARNINGS PER SHARE
Earnings per common share for all periods presented has been determined by dividing profit available to common shareholders by the weighted average number of common shares outstanding during the period.
The following table sets forth the computation of basic and diluted earnings per share for continuing operations, for the years ended December 31:

Continuing operations	2019	2018	2017
(In millions of U.S. dollars, except share and per share amounts)

Numerator:
Profit / (loss) for the period attributable to the owners of the parent	621	(397)	(115)

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,749	1,749	1,749
Denominator for diluted earnings per share (in millions)	1,749	1,749	1,749

Basic (loss) / earnings per share	$0.36	($0.23)	($0.07)
Diluted (loss) / earnings per share	$0.36	($0.23)	($0.07)
The following table sets forth the computation of basic and diluted earnings per share for discontinued operations, for the years ended December 31:

Discontinued operations	2019	2018	2017

(In millions of U.S. dollars, except share and per share amounts)

Numerator:
Profit / (loss) for the period attributable to the owners of the parent	—	979	(390)

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,749	1,749	1,749
Denominator for diluted earnings per share (in millions)	1,749	1,749	1,749

Basic (loss) / earnings per share	$0.00	$0.56	($0.22)
Diluted (loss) / earnings per share	$0.00	$0.56	($0.22)

20	DIVIDENDS PAID AND PROPOSED
Pursuant to Bermuda law, VEON is restricted from declaring or paying a dividend if there are reasonable grounds for believing that

(a)	VEON is, or would after the payment be, unable to pay its liabilities as they become due, or

(b)	the realizable value of VEON assets would, as a result of the dividend, be less than the aggregate of VEON liabilities.
Following table provides an overview of the dividends announced by VEON for years 2019 and 2018:

Description	Dividends declared	Dividends paid	Dividends, US$ cents per share

Final for 2019	February 2020	Expected March 2020	15
Interim for 2019	August 2019	August 2019	13

Final for 2018	February 2019	March 2019	17
Interim for 2018	August 2018	August 2018	12

The Company makes appropriate tax withholdings of up to 15% when the dividends are being paid to the Company’s share depositary, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, dividends are paid in euro.
DIVIDENDS DECLARED TO NON-CONTROLLING INTERESTS
During the 2019, 2018 and 2017 years, certain subsidiaries of the Company declared dividends, of which a portion was paid or payable to non-controlling interests.

Name of subsidiary	Dividend declared	Dividend paid	Paid or payable to non-controlling interests

Omnium Telecom Algeria S.p.A	June 2019	September 2019	69
VIP Kazakhstan Holding AG	January 2019	January 2019	24
TNS Plus LLP	April 2019	April 2019	12
Rascom CJSC	June 2019	August 2019	3
Total for 2019			108

Omnium Telecom Algeria S.p.A	June 2018	August 2018	76
TNS Plus LLP	April 2018	April 2018	11
TNS Plus LLP	April 2018	August 2018	2
Rascom CJSC	June 2018	July 2018	2
Buzton LLC	July 2018	September 2018	2
Total for 2018			93

VIP Kazakhstan Holding AG	October 2017	October 2017	11
Omnium Telecom Algeria S.p.A	June 2017	August 2017	82
TNS Plus LLP	May 2017	May 2017	12
VIP Kyrgyzstan Holding AG	February 2017	February 2017	55
TNS Plus LLP	January 2017	January 2017	8
Total for 2017			168
In 2019, PMCL, a subsidiary of the Company, declared dividends to its shareholders, of which US$24 (2018: US$11, 2017: US$54) was declared to non-controlling shareholders of PMCL. Dividends declared to non-controlling interests of PMCL reduces the principal amount of the put-option liability over non-controlling interest on the date of declaration. As of December 31, 2019, there is no remaining amount payable to non-controlling interests (2018: US$7, 2017: US$26).

ADDITIONAL INFORMATION

21	RELATED PARTIES
As of December 31, 2019, the Company has no ultimate controlling shareholder. See also Note 18 for details regarding ownership structure.
COMPENSATION TO DIRECTORS AND SENIOR MANAGERS OF THE COMPANY
The following table sets forth the total compensation paid to our directors and senior managers, who are considered to be key management of the company:

	2019	2018	2017

Short-term employee benefits	48	33	42
Long-term employee benefits	—	—	1
Share-based payments	3	—	1
Termination benefits	—	2	1
Total compensation to directors and senior management *	51	35	45
* The number of directors and senior managers vary from year to year. Amounts disclosed in previous years for ‘Long-term employee benefits’ represented total nominal values of the grants covering multiple years. Total compensation paid to directors and senior management approximates the amount charged in the consolidated income statement for that year.
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
Compensation of Key Senior Managers
The following table sets forth the total remuneration expense and compensation paid to the key senior managers in 2019 and 2018 (gross amounts in whole euro and whole US$ equivalents):

In whole euros	Ursula Burns	Jean-Yves Charlier	Trond Westlie	Murat Kirkgoz	Kjell Johnsen	Kaan Terzioglu	Sergi Herrero	Scott Dresser
	Group CEO	Group CEO	Group CFO(v)	Deputy Group CFO(v)	Group COO(vi)	Joint Group COO(vi)	Joint Group COO(vi)	Group General Counsel
2019
Short-term employee benefits
Base salary(i)	5,500,000	—	1,500,000	264,500	1,250,000	220,500	342,036	1,300,000
Annual incentive(ii)	10,461,000	—	1,455,216	211,713	4,184,355	472,151	514,460	2,258,882
Other(iii)	1,146,503	—	24,100	35,750	46,857	105,999	1,560,229	29,100
Long-term employee benefits	—	—	—	—	—	—	—	—
Share-based payments(iv)	—	—	64,842	8,242	(828,047)	—	—	(697,504)
Termination benefits	—	—	—	—	—	—	—	—
Total remuneration expense	17,107,503	—	3,044,158	520,205	4,653,165	798,650	2,416,725	2,890,478

2019
Short-term employee benefits
Base salary(i)	5,500,000	—	1,500,000	264,500	1,250,000	220,500	342,036	1,300,000
Annual incentive(ii)	5,472,400	—	1,412,613	—	3,766,855	—	—	2,470,653
Other(iii)	1,146,503	—	24,100	35,750	46,857	105,999	1,560,229	29,100
Long-term employee benefits	—	—	—	—	—	—	—	—
Share-based payments	2,791,290	—	—	—	—	—	—	—
Termination benefits	—	—	—	—	—	—	—	—
Total remuneration paid	14,910,193	—	2,936,713	300,250	5,063,712	326,499	1,902,265	3,799,753

2018
Short-term employee benefits
Base salary(i)	4,602,902	1,902,600	1,500,000	—	1,425,000	—	—	1,233,333
Annual incentive(ii)	—	7,717,900	127,313	—	—	—	—	405,899
Other(iii)	104,645	489,070	21,695	—	70,442	—	—	927,489
Long-term employee benefits	—	—	—	—	—	—	—	—
Share-based payments	—	—	—	—	—	—	—	—
Termination benefits	—	1,340,278	—	—	—	—	—	—
Total remuneration paid	4,707,547	11,449,848	1,649,008	—	1,495,442	—	—	2,566,721

In whole US dollars	Ursula Burns	Jean-Yves Charlier	Trond Westlie	Murat Kirkgoz	Kjell Johnsen	Kaan Terzioglu	Sergi Herrero	Scott Dresser
	Group CEO	Group CEO	Group CFO(v)	Deputy Group CFO(v)	Group COO(vi)	Joint Group COO(vi)	Joint Group COO(vi)	Group General Counsel
2019
Short-term employee benefits
Base salary(i)	6,155,568	—	1,678,791	296,027	1,398,993	246,782	382,805	1,454,952
Annual incentive(ii)	11,707,890	—	1,628,669	236,948	4,683,106	528,429	575,781	2,528,128
Other(iii)	1,283,159	—	26,973	40,011	52,442	118,633	1,746,199	32,569
Long-term employee benefits	—	—	—	—	—	—	—	—
Share-based payments(iv)	—	—	72,571	9,224	(926,745)	—	—	(780,642)
Termination benefits	—	—	—	—	—	—	—	—
Total remuneration expense	19,146,617	—	3,407,004	582,210	5,207,796	893,844	2,704,785	3,235,007

2019
Short-term employee benefits
Base salary(i)	6,155,568	—	1,678,791	296,027	1,398,993	246,782	382,800	1,454,952
Annual incentive(ii)	6,124,678	—	1,580,988	—	4,215,842	—	—	2,765,140
Other(iii)	1,283,160	—	26,973	40,011	52,442	118,633	1,746,175	32,569
Long-term employee benefits	—	—	—	—	—	—	—	—
Share-based payments	3,123,996	—	—	—	—	—	—	—
Termination benefits	—	—	—	—	—	—	—	—
Total remuneration paid	16,687,402	—	3,286,752	336,038	5,667,277	365,415	2,128,975	4,252,661

2018
Short-term employee benefits
Base salary(i)	5,429,871	2,244,426	1,769,494	—	1,681,019	—	—	1,454,917
Annual incentive(ii)	—	9,104,518	150,186	—	—	—	—	478,824
Other(iii)	123,446	576,938	25,593	—	83,098	—	—	1,094,124
Long-term employee benefits	—	—	—	—	—	—	—	—
Share-based payments	—	—	—	—	—	—	—	—
Termination benefits	—	1,581,076	—	—	—	—	—	—
Total remuneration paid	5,553,317	13,506,958	1,945,273	—	1,764,117	—	—	3,027,865
(i) Base salary includes holiday and/or pension allowances pursuant to the terms of an individual’s employment agreement.
(ii) Annual incentive expense includes amounts accrued under the short-term incentive in respect of performance during the current year, while annual incentive paid includes amounts paid under the short-term incentive in respect of performance during the previous year.
(iii) Other includes certain allowances and support (for example, relocation support).
(iv) Share-based payments expense relates to amounts accrued under the value growth cash-based multi-year incentive plans, see below for further details.
(v) Trond Westlie stepped down from the role of Group CFO on September 30, 2019. Meanwhile, Murat Kirkgoz commenced duties as Deputy Group CFO on August 1, 2019.
(vi) Kjell Johnsen stepped down from the role of Group COO on Noveember 1, 2019. Sergi Herrero and Kaan Terzioglu assumed their roles on September 2, 2019 and November 1, 2019, respectively.

Compensation of Board of Directors
The following table sets forth the total remuneration expense to the members of the Board of Directors members in 2019 and 2018 (gross amounts in whole euro and whole US dollar equivalents):

	Retainer		Committees		Other compensation		Total
In whole euros	2019	2018	2019	2018	2019	2018	2019	2018

Guillaume Bacuvier	250,000	105,000	53,909	21,000	—	—	303,909	126,000
Osama Bedier	250,000	105,000	25,000	10,500	—	—	275,000	115,500
Ursula Burns *	—	—	5,952	—	—	—	5,952	—
Stan Chudnovsky	—	145,833	—	—	—	—	—	145,833
Mikhail Fridman	40,000	40,000	—	—	—	—	40,000	40,000
Gennady Gazin	250,000	250,000	80,000	65,500	—	—	330,000	315,500
Andrei Gusev	40,000	40,000	—	—	750,000	—	790,000	40,000
Gunnar Holt	250,000	250,000	69,643	50,000	—	—	319,643	300,000
Sir Julian Horn-Smith	250,000	250,000	25,000	10,500	—	—	275,000	260,500
Jørn P. Jensen	—	163,333	—	—	—	—	—	163,333
Robert Jan van de Kraats	250,000	105,000	30,000	12,600	—	—	280,000	117,600
Guy Laurence	250,000	250,000	30,000	41,600	—	16,250	280,000	307,850
Alexander Pertsovsky	40,000	40,000	—	—	—	—	40,000	40,000
Kaan Terzioglu	92,708	—	9,063	—	—	—	101,771	—
Total compensation	1,962,708	1,744,166	328,567	211,700	750,000	16,250	3,041,275	1,972,116

	Retainer		Committees		Other compensation		Total
In whole US dollars	2019	2018	2019	2018	2019	2018	2019	2018

Guillaume Bacuvier	279,799	123,869	60,335	24,774	—	—	340,134	148,643
Osama Bedier	279,799	123,869	27,980	12,387	—	—	307,779	136,256
Ursula Burns *	—	—	6,661	—	—	—	6,661	—
Stan Chudnovsky	—	172,039	—	—	—	—	—	172,039
Mikhail Fridman	44,768	47,188	—	—	—	—	44,768	47,188
Gennady Gazin	279,799	294,925	89,536	77,270	—	—	369,335	372,195
Andrei Gusev	44,768	47,188	—	—	839,396	—	884,164	47,188
Gunnar Holt	279,799	294,925	77,944	58,985	—	—	357,743	353,910
Sir Julian Horn-Smith	279,799	294,925	27,980	12,387	—	—	307,779	307,312
Jørn P. Jensen	—	192,684	—	—	—	—	—	192,684
Robert Jan van de Kraats	279,799	123,869	33,576	14,864	—	—	313,375	138,733
Guy Laurence	279,799	294,925	33,576	49,076	—	19,170	313,375	363,171
Alexander Pertsovsky	44,768	47,188	—	—	—	—	44,768	47,188
Kaan Terzioglu	103,758	—	10,143	—	—	—	113,901	—
Total compensation	2,196,655	2,057,594	367,731	249,743	839,396	19,170	3,403,782	2,326,507
* Ursula Burns was appointed Group CEO and Chairman of the VEON Ltd. board of directors on December 12, 2018. Accordingly, her total compensation for 2019 and 2018 has been included in the section “Compensation of Key Senior Managers” above, except for payments received in respect of her role on Board Committees.
Members of our Board of Directors are eligible to participate in a value growth cash-based long-term incentive plan discussed below.

Value growth cash-based multi-year incentive plans
To stimulate and reward leadership efforts that result in sustainable success, value growth cash-based multi-year incentive plan (“LTI Plans”) were designed for members of our recognized leadership community.  The participants in the LTI Plans may receive cash payouts after the end of each relevant award performance period.  For senior management, vesting is based on the attainment of certain Key Performance Indicators (“KPIs”) based on an absolute share price performance target.  For the Company’s chairman and CEO, vesting is based on total return per share, and may be exercised by the participant at any time during a defined exercise period, subject to the Company’s insider trading policy.
As of December 31, 2019, the total target amount (all unvested) granted for awards launched under the LTI Plan was equal to US$67 (2018: US$107). The carrying value of obligations under the LTI Plan as of December 31, 2019, was equal to US$9 (2018: US$35). Included within ‘Selling, general and administrative expenses’ for 2019 is a gain of US$25 (2018: gain of US$18) relating to share-based payments under the LTI Plan.
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

22	EVENTS AFTER THE REPORTING PERIOD

New credit facility

On March 10, 2020, VEON Holdings B.V. amended and restated the existing facility with JSC Alfa-Bank, increasing its size and utilization from RUB 17.5 billion to RUB 30 billion. Following this amendment and restatement, the final maturity of this facility has been set to March 10, 2025.

GTH bonds repayment

On February 24, 2020, GTH Finance B.V., the Company’s subsidiary, repaid at par the US$500 6.25% bonds finally maturing April 26, 2020.
Final 2019 dividend of US 15 cents per share approved by Board of Directors
On February 14, 2019, the Company announced that the VEON’s Board of Directors approved a final dividend of US 15 per share for 2019 bringing total 2019 dividends to US 28 cents per share, in line with the Group's dividend policy. The record date for the Company's shareholders entitled to receive the final dividend payment has been set for February 27, 2020. It is expected that the final dividend will be paid in March 2020. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s share depositary, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, the final dividend of US 15 cents per share will be paid in euro.
US$300 tap issuance of existing senior notes

On January 14, 2020, VEON Holdings B.V., the Company's wholly-owned subsidiary, issued US$300 in senior unsecured notes due in 2025, to be consolidated and form a single series with the US$700 4.00% senior notes due in 2025 issued by VEON Holdings B.V. on October 9, 2019. VEON intends to use the net proceeds of the tap issuance to refinance certain existing outstanding debt and address upcoming debt maturities and for general corporate purposes.

23	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
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
Certain comparative amounts have been reclassified to conform to the current period presentation. Specifically, the following 2018 balances were reclassified in the consolidated statement of financial position:

•	Goodwill of US$3,816 is now presented within Intangible assets (previously within Goodwill);

•	Income tax provision of US$164 is now presented within Current income tax payable (previously within current Provisions);

•	Certain customer advances of US$192 is now presented within current Trade and other payables (previously within current Other liabilities);

•	Investments and derivatives (non-current) of US$58 is now presented separately (previously within non-current Other assets);

•	Current income tax assets of US$112 is now presented separately (previously within current Other assets);

•	Current income tax payable of US$196 is now presented separately (previously within current Other liabilities).

BASIS OF CONSOLIDATION
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. Please refer to Note 14 for a list of significant subsidiaries.
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
Upon consolidation, the assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date; whereas income and expenses are generally translated into U.S. dollars at historical monthly average exchange rates. Foreign currency translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in other comprehensive income and accumulated within a separate component of equity.

24	SIGNIFICANT ACCOUNTING POLICIES
SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The preparation of these consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, as well as estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in these consolidated financial statements. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
The sources of uncertainty identified by the Group are described together with the applicable Note, as follows:

Significant accounting judgment / source of estimation uncertainty	Described in
Revenue recognition	Note 3
Deferred tax assets and uncertain tax positions	Note 9
Provisions	Note 8
Impairment of non-current assets	Note 11
Control over subsidiaries	Note 14
Depreciation and amortization of non-current assets	Note 12 and Note 13
Fair value of financial instruments	Note 15
Measurement of lease liabilities	Note 15
NEW STANDARDS AND INTERPRETATIONS
Not yet adopted by the Group
Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2019 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on VEON financial statements in current or future reporting periods or on foreseeable future transactions.
Adopted in 2019
IFRIC 23 ‘Uncertainty over income tax treatments’
The interpretation clarifies the application of recognition and measurement requirements in IAS 12 ‘Income Taxes’ when there is uncertainty over income tax treatments. The Group has assessed the impact of IFRIC 23, which was not material to the financial statements of the Group upon adoption in 2019.
IFRS 16 ‘Leases’
IFRS 16 replaced IAS 17 Leases, the former lease accounting standard and became effective on January 1, 2019. Under the new lease standard, assets leased by the Company are being recognized on the statement of financial position of the Company with a corresponding liability.
In 2018, the Group has performed a detailed impact assessment of IFRS 16 and the impact on its adoption was as follows:

	December 31, 2018	Impact of IFRS 16	January 1, 2019
Assets
Non-current assets
Property and equipment
Property and equipment	4,932	(71)	4,861
Right-of-use assets	—	2,023	2,023
Intangible assets	1,854	(15)	1,839
Goodwill	3,816	—	3,816
Deferred tax assets	197	—	197
Other assets	193	(1)	192
Total non-current assets	10,992	1,936	12,928

Current assets
Trade and other receivables	577	(61)	516
Other current assets	2,516	—	2,516
Total current assets	3,093	(61)	3,032

Assets classified as held for sale	17	4	21

Total assets	14,102	1,879	15,981

Equity
Equity attributable to equity owners of the parent	3,670	(3)	3,667
Non-controlling interest	(891)	(1)	(892)
Total equity	2,779	(4)	2,775

Non-current liabilities
Debt and derivatives	6,567	(45)	6,522
Provisions	110	—	110
Lease liabilities	—	1,638	1,638
Deferred tax liabilities	180	—	180
Other liabilities	53	(9)	44
Total non-current liabilities	6,910	1,584	8,494

Current liabilities
Trade and other payables	1,432	(54)	1,378
Debt and derivatives	1,289	(6)	1,283
Lease liabilities	—	361	361
Provisions	398	(3)	395
Other liabilities	1,290	(3)	1,287
Total current liabilities	4,409	295	4,704

Liabilities associated with assets held for sale	4	4	8

Total equity and liabilities	14,102	1,879	15,981
The Company, as a lessee, recognizes a right-of-use asset and a lease liability on the lease commencement date.
Upon initial recognition, the right of use asset is measured as the amount equal to initially measure lease liability adjusted for lease prepayments, initial direct cost, lease incentives and the discounted estimated asset retirement obligation. Subsequently the right of use assets is measured at cost net of any accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the shorter estimated useful lives of the right-of-use assets or the lease term.
The lease liability was measured upon initial recognition at the present value of the future lease and related fixed services payments over the lease term, discounted with the country specific incremental borrowing rate. Subsequently lease liabilities are measured at amortized cost using the effective interest rate method.
Right-of-use assets and lease liabilities will be remeasured subsequently if one of the following events occurs:

•	Change in lease price due to indexation or rate which has become effective in reporting period

•	Modifications to the lease contract

•	Reassessment of the lease term
Leases of non-core assets and not related to the main operating activities of the Group, which are short-term in nature (less than 12 months including extension options) and leases of low-value items are expensed in the income statement as incurred.
Transition
The Company adopted IFRS 16 on the date the standard becomes effective, January 1, 2019. The Group adopted the standard using the modified retrospective approach. This means that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2019 and that comparatives were not restated.
The Group used the following practical expedients when adopting IFRS 16 on its effective date:

•
IFRS 16 applied only to contracts that were previously assessed as leases in accordance with the previous IFRS standards (IAS 17 Leases and IFRIC 4 Determining whether and Arrangement contains a Lease);

•	a single discount rate applied to a portfolio of leases with reasonably similar characteristics as permitted by IFRS 16;

•	initial direct cost was excluded from the measurement of the right-of-use asset as of January 1, 2019;

•	the Group's onerous contract provision process used as the impairment assessment of right-of-use assets upon transition.
The weighted-average incremental rate applied to lease liabilities recognized on January 1, 2019 was 9.62%.
Carrying values of property and equipment and financial liabilities related to finance leases as of December 31, 2018 were reclassified to right-of-use assets and lease liabilities, respectively on January 1, 2019. These carrying values related to finance leases were not remeasured at the transition date.
Significant judgments upon adoption IFRS 16
IFRS 16 requires the Company to assess the lease term as the non-cancelable lease term in line with the lease contract together with the period for which the Company has extension options which the Company is reasonably certain to exercise and the periods for which the Company has termination options for which the Company is not reasonably certain to exercise those termination options.
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
The following table reconciles the Company’s operating lease commitments as of December 31, 2018, to the lease liabilities recognized upon initial application of IFRS 16 on January 1, 2019.

US$

Operating lease commitments as of December 31, 2018 (see Note 4)	632
Increase in lease commitments of cancelable leases included in reasonably certain lease term	1,846
Use of IFRS 16 practical expedients (old lease accounting continues for exceptions)	(4)
Leases commencing subsequent to transition date committed to as of December 31, 2018	(47)
Accruals included in the lease liability calculation	59
Other	22
Total undiscounted lease payments which are reasonably certain	2,508

Discounting effect using incremental borrowing rate	(559)
IAS 17 finance lease liabilities recognized on balance sheet as of December 31, 2018 (discounted)	54

IFRS 16 Lease liability recognized on balance sheet as of January 1, 2019	2,003

IFRS 16 lease liability presented as
Non-current	1,638
Current	361
Liabilities associated with assets held for sale	4
2,003

25 CONDENSED SEPARATE FINANCIAL INFORMATION OF VEON
Certain of the consolidated entities by VEON Ltd. are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements.
Regulation S-X requires that condensed financial information of the registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries means that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.
The Company performed a test on the restricted net assets of consolidated subsidiaries and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2019. As of December 31, 2019, VEON Ltd. had restricted net assets of 58%, compared to 22% in 2018, of total net assets. This was primarily due to the purchase of 41% of GTH’s issued shares, which had the effect of decreasing our shareholder’s equity and thus increasing the share of restricted assets proportional to the amount of shareholder’s equity. Accordingly, separate condensed financial statements of VEON Ltd. have been prepared, in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X.
The separate condensed financial statements should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes thereto.
The separate condensed financial statements have been prepared in accordance with Title 9 of Book 2 of the Dutch Civil Code. In accordance with the provisions of Article 362, paragraph 8, Title 9 of Book 2 of the Dutch Civil Code the accounting policies used are the same as those explained in the Notes to the Consolidated Financial Statements, prepared under IFRS, except for the accounting policy disclosed below.
Subsidiaries
Subsidiaries are all entities (including intermediate subsidiaries) over which the Company has control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. Subsidiaries are recognized from the date on which control is transferred to the Company or its intermediate holding entities. They are derecognized from the date that control ceases.
Investments in subsidiaries are measured at net asset value. Net asset value is based on the measurement of assets, provisions and liabilities and determination of profit based on the principles applied in the consolidated financial statements. If the valuation of a subsidiary based on the net asset value is negative, it will be stated at nil. If and insofar as the Company can be held fully or partially liable for the debts of the subsidiary or has the firm intention of enabling the participation to settle its debts, a provision is recognized for this.
Newly acquired subsidiaries are initially recognized on the basis of the fair value of their identifiable assets and liabilities at the acquisition date.
For subsequent valuations, the principles that apply for these financial statements are used.
The amount by which the carrying amount of the subsidiary has changed since the previous financial statements as a result of the net result achieved by the subsidiary is recognized in the income statement.
Condensed statement of financial position:
As of December 31

	2019	2018	2017
Non-current assets
Intangible assets	10	9	37
Tangible fixed assets	15	4	7
Financial fixed assets	1,152	3,590	4,236
Total non-current assets	1,177	3,603	4,280
Total current assets	393	435	394

Total assets	1,570	4,038	4,674

Equity	1,226	3,670	4,331
Total liabilities	344	368	343

Total equity and liabilities	1,570	4,038	4,674

Condensed income statement:
for the years ended December 31

	2019	2018	2017
Selling, general and administrative expenses	(160)	(240)	(177)
Other operating gains	350	—	—
Recharged expenses to group companies	21	47	60

Operating (loss) / profit	211	(193)	(117)
Finance income and (costs)	6	4	—
Share in result of subsidiaries after tax	404	771	(387)
Income tax	—	—	(1)
Total non-operating income and expenses	410	775	(388)

Profit / (loss) for the year	621	582	(505)
Condensed statements of comprehensive income:
for the years ended December 31

	2019	2018	2017
Total comprehensive loss for the year, net of tax	733	(138)	(1,081)
Condensed statement of cash flows:
for the years ended December 31

	2019	2018	2017

Net cash flows from operating activities	(213)	23	(313)

Investing activities
Receipt of dividends	—	571	1,392
Receipt of capital surplus from a subsidiary	650	—	—
Other cash flows from investing activities	101	(76)	(17)
Net cash flows used in investing activities	751	495	1,375

Financing activities
Proceeds from borrowings net of fees paid	—	—	606
Repayment of borrowings	—	—	(1,168)
Dividends paid to equity owners of the parent	(522)	(505)	(518)
Share capital issued and paid	—	—	—

Net cash flows generated from/(used in) financing activities	(522)	(505)	(1,080)

Net increase (decrease) in cash and cash equivalents	16	13	(18)
Net foreign exchange difference	—	1	(3)
Cash and cash equivalents at beginning of period	19	5	26
Cash and cash equivalents at end of period	35	19	5

 As of December 31, 2019, 2018 and 2017 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Amsterdam, March 13, 2020
VEON Ltd.