Form 20-F
period 2020-12-31
VEON Ltd.
filed 2021-03-15
CIK 1468091

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
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

Scott Dresser Group General Counsel Claude Debussylaan 88,1082 MD, Amsterdam, the Netherlands Tel: +31 20 797 7200

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person) Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, or ADSs, each representing one common share	VEON	NASDAQ Global Select Market
Common shares, US$0.001 nominal value		NASDAQ Global Select Market *
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
Indicate by check mark whether the registrant has fi led a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
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
Yes ☐    No ☒

EXPLANATORY NOTE
    This Annual Report on Form 20-F includes audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018 prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009. All references to our audited consolidated financial statements appearing in this Annual Report on Form 20-F are to the audited consolidated financial statements included in this Annual Report on Form 20-F (the “Audited Consolidated Financial Statements”).
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
    For a reconciliation of Adjusted EBITDA to profit / (loss) before tax, the most directly comparable IFRS financial measure, for the years ended December 31, 2020, 2019 and 2018, see Note 2 — Segment Information to our Audited Consolidated Financial Statements.
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
Capital expenditures excluding licenses and right-of-use assets
    In this Annual Report on Form 20-F, we present capital expenditures, which include equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current assets, accounted for at the earliest event of advance payment or delivery and excludes both expenditures directly related to acquiring telecommunication licenses and the recognition of right-of-use assets. Long-lived assets acquired in business combinations are not included in capital expenditures. For the periods beginning after December 31, 2018, right-of-use (ROU) assets are not included in capital expenditures, following the adoption of IFRS 16 on January 1, 2019. For more information on our capital expenditures, see Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Future Liquidity and Capital Requirements and Note 2 — Segment Information to our Audited Consolidated Financial Statements.
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
    Certain market and industry data in this Annual Report on Form 20-F is sourced from the report of Omdia, dated March 4, 2021. Mobile penetration rate is defined as mobile connections divided by population. Population figures for the mobile penetration rates provided by Omdia are sourced from the United Nations. Mobile connections are on a three-month active basis such that any SIM card that has not been used for more than three months is excluded. Other market and industry data has been sourced from cited governmental bodies.
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
    Our estimates and forward-looking statements may be influenced by various factors, including, without limitation:
•our ability to implement and execute our strategic priorities successfully and to achieve the expected benefits from, our existing and future transactions;
•our assessment of the impact of the COVID-19 pandemic on our operations and financial condition;

•our targets and strategic initiatives in the various countries in which we operate;
•our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;
•our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;
•our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;
•our expectations regarding our capital and operational expenditures in and after 2021;
•our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;
•our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 3G, 4G/LTE and 5G networks or other networks, broadband services and integrated products and services, such as fixed-mobile convergence, and digital services in the areas of financial technology, digital advertising and entertainment;

•our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;
•our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;
•our plans regarding marketing and distribution of our products and services, including customer loyalty programs;
•our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;
•our expectations regarding management changes; and
•other statements regarding matters that are not historical facts.

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not required.
ITEM 3. KEY INFORMATION

A. Selected Financial Data
    The following selected consolidated financial data as of and for each of the five years ended December 31, 2020, has been derived from our historical consolidated financial statements, which as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 have been audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm. The data should be read in conjunction with our Audited Consolidated Financial Statements and related Notes and the financial information in Item 5 — Operating and Financial Review and Prospects.
Consolidated income statement data

	Year ended December 31,
	2020	2019	2018	2017	2016

Service revenues	7,471	8,240	8,526	9,105	8,553
Sale of equipment and accessories	392	465	427	244	184
Other revenues / other income	117	158	133	125	148
Total operating revenues	7,980	8,863	9,086	9,474	8,885

Other operating income	5	350	—	—	—

Service costs	(1,508)	(1,554)	(1,701)	(1,879)	(1,769)
Cost of equipment and accessories	(382)	(479)	(415)	(260)	(216)
Selling, general and administrative expenses	(2,641)	(2,965)	(3,697)	(3,748)	(3,668)
Depreciation	(1,576)	(1,652)	(1,339)	(1,491)	(1,439)
Amortization	(343)	(394)	(495)	(537)	(497)
Impairment (loss) / reversal	(785)	(108)	(858)	(66)	(192)
Gain / (loss) on disposal of non-current assets	(37)	(43)	(57)	(26)	(20)
Gain / (loss) on disposal of subsidiaries	(78)	1	30	—	—

Operating profit	635	2,019	554	1,467	1,084

Finance costs	(683)	(892)	(816)	(935)	(830)
Finance income	23	53	67	95	69
Other non-operating gain / (loss)	111	21	(68)	(97)	(82)
Share of profit / (loss) of joint ventures and associates	—	—	—	(22)	(11)
Impairment of joint ventures and associates	—	—	—	(110)	(99)
Net foreign exchange gain / (loss)	(60)	(20)	15	(70)	157
Profit / (loss) before tax from continuing operations	26	1,181	(248)	328	288

Income tax expense	(342)	(498)	(369)	(472)	(635)
Profit / (loss) from continuing operations	(316)	683	(617)	(144)	(347)

Profit / (loss) after tax from discontinued operations	—	—	(300)	(390)	979
Gain / (loss) on disposal of discontinued operations	—	—	1,279	—	1,788
Profit / (loss) for the period	(316)	683	362	(534)	2,420

Attributable to:
The owners of the parent (continuing operations)	(349)	621	(397)	(115)	(439)
The owners of the parent (discontinued operations)	—	—	979	(390)	2,767
Non-controlling interest	33	62	(220)	(29)	92
	(316)	683	362	(534)	2,420

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent:
From continuing operations	$(0.20)	$0.36	$(0.23)	$(0.07)	$(0.25)
From discontinued operations	$—	$—	$0.56	$(0.22)	$1.58
Total	$(0.20)	$0.36	$0.33	$(0.29)	$1.33

	As of December 31,
	2020	2019	2018	2017	2016
	(in millions of U.S. dollars)
Consolidated balance sheet data:
Cash and cash equivalents	1,594	1,250	1,808	1,314	2,942
Working capital (deficit)(1)	(1,560)	(3,269)	(1,316)	(716)	(2,007)
Property and equipment, net	6,879	7,340	4,932	6,237	6,719
Intangible assets and goodwill	4,152	5,688	5,670	6,786	6,953
Total assets	14,551	16,059	14,102	19,484	21,193
Total liabilities	13,538	13,839	11,323	15,594	15,150
Total equity	1,013	2,220	2,779	3,890	6,043
(1)    Working capital (deficit) is calculated as current assets less current liabilities and is equivalent to net current assets.
SELECTED OPERATING DATA
    The following selected company operating data as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 has been derived from internal company sources. The selected company operating data set forth below should be read in conjunction with our Audited Consolidated Financial Statements and their related Notes. For information on how we calculate mobile customers, mobile data customers, and mobile ARPU, see Item 5 — Operating and Financial Review and Prospects — Certain Performance Indicators.

	As of and for the year ended December 31,
	2020	2019	2018	2017	2016
Mobile customers in millions
Russia	49.9	54.6	55.3	58.2	58.3
Pakistan	66.4	60.5	56.2	53.6	51.6
Ukraine	25.9	26.2	26.4	26.5	26.1
Kazakhstan	9.5	10.2	9.9	9.8	9
Uzbekistan	6.8	8.1	9.1	9.7	9.5
Algeria	14.1	14.6	15.8	15	16.3
Bangladesh	33.2	33.6	32.3	31.3	30.4

Mobile data customers in millions
Russia	32.9	35.5	36.8	38.4	36.6
Pakistan	44	38.8	33	28.5	25.1
Ukraine	17.1	16.9	14.8	12.5	11.2
Kazakhstan	7.2	6.9	6.3	5.7	4.9
Uzbekistan	4.8	5.2	5.5	5	4.6
Algeria	9.2	8.8	9.2	7.2	7
Bangladesh	19.9	18.9	19.6	16.9	14.9

Mobile ARPU (in U.S. dollars)
Russia	4.6	5.3	5.4	5.5	4.6
Pakistan	1.5	1.7	2.1	2.2	2.3
Ukraine	2.8	2.6	2	1.8	1.7
Kazakhstan	3.3	3.1	3	3	2.7
Uzbekistan	2.2	2.4	2.8	4.4	5.6
Algeria	4.0	4.2	4.3	4.8	5.1
Bangladesh	1.3	1.3	1.3	1.5	1.6

B. Capitalization and Indebtedness
Not required.

C. Reasons for the Offer and Use of Proceeds
Not required.

D. Risk Factors
The risks and uncertainties described below are not the only ones we face. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In addition, you should consider the interrelationship and compounding effects of two or more risks occurring simultaneously.

Risk Factor Summary
The following summarizes the principal risks that could adversely affect our business, operations and financial results. Before purchasing our American Depositary Shares (“ADSs”), you should carefully consider all of the information set forth in this Annual Report on Form 20-F including, but not limited to, these risks. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management currently deems immaterial. Our business, financial condition or results of operations or prospects could be materially adversely affected by any of these risks, causing the trading price of our securities to decline and you to lose all or part of your investment.
•risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;
•in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and taxation, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions, data privacy, anti-money laundering, antitrust, national security and lawful interception and their official interpretation by governmental and other regulatory bodies and courts;
•risks related to the impact of export controls, sanctions, international trade regulation, customs and technology regulation, on our ability, and the ability of important third-party suppliers to procure goods, software or technology necessary to provide services to our customers, particularly services related to the production and delivery of supplies, support services, software, and equipment sourced from these suppliers – for example, between April and July 2018, the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) imposed a Denial Order against ZTE Corporation (“ZTE”) under the Export Administration Regulations (“EAR”) which prohibited transactions with ZTE during this time that involved goods, software or technology subject to the EAR and could have led to service degradation and disruption in certain markets, and in May and August 2019, and August 2020, BIS added Huawei Technologies Company Ltd. and 152 of its affiliates (collectively, “Huawei”) to its “Entity List”, which prohibits companies globally from directly or indirectly exporting, reexporting or in-country transferring goods, software, and technology that is subject to the EAR to Huawei and from procuring such items from Huawei when they have reason to know of any underlying U.S. export control violations in connection with those items;
•risks related to the ongoing COVID-19 pandemic, such as adverse impacts on our financial performance resulting from lockdown restrictions, changes in customer trends and the broader macroeconomic impact of the pandemic on our countries of operation;
•risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, changes to our portfolio of operating companies, product and technology offerings, development of networks and customer services;
•risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

•risks that the adjudications by the various regulatory agencies or other parties with whom we are involved in legal challenges, license and regulatory disputes, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;
•risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, access to additional bands of spectrum required to meet demand for existing products and service offerings or additional spectrum required from new products and services and new technologies, availability of line capacity, fiber capacity, international gateway access, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;
•risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate and where laws are applicable to us, including our ability to keep pace with technological changes and evolving industry standards;
•risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;
•risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, satisfying closing conditions for new transactions, obtaining regulatory approvals, implementing remedies, and assuming related liabilities;
•risks associated with data protection, data breaches, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;
•risks related to the ownership of our ADSs, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and
•other risks and uncertainties as set forth in Item 3D. Risk Factors.
For a more complete discussion of the material risks facing our business, see below.

Market Risks

We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.
A significant amount of our costs, expenditures and liabilities, including capital expenditures and borrowings, is denominated in U.S. dollars and Russian rubles, while a proportion of our revenue is denominated in currencies other than U.S. dollars and Russian rubles. Thus, declining values of local currencies against the U.S. dollar could make it more difficult for us to repay or refinance our debt, make dividend payments, comply with covenants under our debt agreements or purchase equipment or services denominated in U.S. dollars, and may also impact our ability to support one jurisdiction with reserves from another jurisdiction. For example, the values of the Russian, Algerian, Ukrainian, Uzbek, Pakistani, Bangladeshi and Kazakh currencies have experienced significant volatility in recent years in response to certain political and economic issues, and may continue to decline.
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

We may be unable to develop additional revenue market share in markets where the potential for additional growth of our customer base is limited and customers may demand new services, technologies and increased access, which may require significant capital expenditures.

     Increasing competition, market saturation and technological development have led to the increased importance of data services and access to next generation technologies such as 4G/LTE in the markets in which we operate, including Russia, Commonwealth of Independent States (“CIS”) countries, Pakistan and Bangladesh and the provision of such technologies and services requires significant capital investment in spectrum and network presenting a risk that we cannot keep up with the demands of our customers. The mobile markets in Russia, Algeria, Ukraine, Kazakhstan, Kyrgyzstan and Georgia have each reached mobile penetration rates exceeding 100%, according to Omdia and publicly available government sources. As a result, we have become increasingly focused on revenue market share growth in each of these markets. The key components of this strategy are to increase data usage and improve customer loyalty. However, we cannot guarantee that these initiatives will be successful, particularly in markets where the potential for additional growth of our customer base is limited. Failure to develop additional revenue market share could materially harm our business, financial condition, results of operations, cash flows or prospects. For more information on the competition we face in our markets, see “— We operate in highly competitive markets, which we expect to only become more competitive, and as a result may have difficulty expanding our customer base or retaining existing customers.” For more information on our growth strategy, see Item 4 — Information on the Company.

Our revenue is often unpredictable, and our revenue sources are short-term in nature.
    Our primary source of revenue comes from prepaid mobile customers whom we do not require to enter into long-term contracts. Therefore, we cannot be certain these customers will continue to use our services in the future. Revenue from postpaid mobile customers represents a small percentage of our total operating revenue and the contracts that are required to be signed by such customers can be canceled with limited advance notice and without significant penalty. Because we incur costs based on our expectations of future revenue, the sudden loss of a large number of customers or a failure to accurately predict revenue could harm our business, financial condition, results of operations, cash flows or prospects. For example, following the outbreak of COVID-19 and lockdown restrictions imposed across our countries of operations, our revenue projections were frustrated as material disruption to our retail operations resulted in store closures, impacting gross connections and airtime sales. Restrictions on travel resulted in a significant decline in roaming revenues and the loss of migrant customers from our subscriber base, particularly in Russia. The impact of such was only partially offset by increases in fixed line revenue, as lockdowns encouraged home working and schooling. For a description of the key trends and developments with respect to our business, including further discussion of the impact of COVID-19 on our operations and financial performance, see Item 5 — Operating and Financial Review and Prospects — Key Developments During 2020.

We operate in highly competitive markets, which we expect only to become more competitive, and as a result may have difficulty expanding our customer base or retaining existing customers.
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
Each of the items discussed immediately below regarding increased competition could materially harm our business, financial condition, results of operations, cash flows or prospects:
•we cannot assure you that our revenue will grow in the future, as competition puts pressure on prices;
•with the increasing pace of technological developments, including new digital technologies and regulatory changes impacting our industry, we cannot predict with certainty future business drivers and we cannot assure you that we will adapt to these changes at a competitive pace;
•we may be forced to utilize more aggressive marketing schemes to retain existing customers and attract new ones that may include lower tariffs, handset subsidies or increased dealer commissions;

•in more mature or saturated markets, there are limits on the extent to which we can continue to grow our customer base, and the continued growth of our business and results of operations will depend, in part, on our ability to extract greater revenue from our existing customers, including through the expansion of data services and the introduction of next generation technologies, which may prove difficult to accomplish;
•we may be unable to deliver better customer experience relative to our competitors or our competitors may reach customers more effectively through better use of digital and physical distribution channels, which may negatively impact our revenue and market share;
•as we expand the scope of our services, such as new networks, fixed-line residential and commercial broadband, Mobile Financial Services ("MFS") and Digital Financial Services ("DFS") offerings, streaming content and other services, we may encounter a greater number of competitors that provide similar services;
•the liberalization of the regulations in certain markets in which we operate could greatly increase competition;
•competitors may operate more cost-effectively or have other competitive advantages such as greater financial resources, market presence and network coverage, stronger brand name recognition, higher customer loyalty and goodwill, and more control over domestic transmission lines;
•competitors, particularly current and former state-controlled telecommunications service providers, may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders;
•current or future relationships among our competitors and third parties may restrict our access to critical systems and resources;
•new competitors or alliances among competitors could rapidly acquire significant market share, and we may not be able to form similar relationships to capitalize on such opportunities;
•reduced demand for our core services of voice, messaging and data and the development of services by application developers (commonly referred to as OTT players) could significantly impact our future profitability;
•competition from OTT players offering similar functionality to us may increase, including digital providers offering VOIP calling, internet messaging and other digital services which compete with our telecommunications services; further our competitors may partner with such OTT players to provide integrated customer experiences, and we may be unable to implement offers, products and technology to compete with the offerings of our telecommunications competitors or to support our commercial partnerships; and

•our existing service offerings could become disadvantaged as compared to those offered by competitors who can offer bundled combinations of fixed-line, broadband, public Wi-Fi, TV and mobile.

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
    For example, with respect to our mobile services, while we continue deploying mobile networks such as 4G/LTE, in some markets the industry is already well advanced in planning for the future deployment of 5G, which is expected to drive continued demand for data in the future.  If our licenses and spectrum are not appropriate or sufficient to address changing technology, we may require additional or supplemental licenses and spectrum to implement 5G technology or to upgrade our existing 2G, 3G and 4G/LTE networks to remain competitive, and we may be unable to acquire such licenses and spectrum on reasonable terms or at all. We may need to incur significant capital expenditures to acquire licenses, spectrum or infrastructure to offer new services to our customers or improve our current services.  In particular, the introduction of 5G services into our markets may draw additional entrants and require infrastructure capital expenditures for providers seeking to gain or maintain a competitive advantage.  As new technologies are developed or upgraded, such as advanced 5G systems and next generation technologies, our equipment may need to be replaced or upgraded or we may need to rebuild our mobile network, in whole or in part. Technological change is also impacting the capabilities of the equipment our customers use, such as mobile handsets, and potential changes in this area may impact demand for our services in the future. Implementing new technologies requires substantial investment. However, there can be no guarantee that we will generate our expected return on any such investments.
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
Our operations are subject to macro-economic and political risks that are outside of our control. The current macro-economic environment is volatile, and recent levels of instability in global markets has contributed to the challenging global economic environment in which we operate. As future developments are dependent upon a number of political and economic factors, we cannot accurately predict how long challenging conditions will exist or the extent to which the markets in which we operate may deteriorate. Unfavorable economic conditions may impact a significant number of our current and potential customers’ spending patterns, in terms of both the products they subscribe for and usage levels. As a result, it may be more difficult for us to attract new customers, more likely that customers will downgrade or disconnect their services and more difficult for us to maintain ARPUs at existing levels. A difficult international economic environment and any future downturns in the economies of markets in which we operate or may operate in the future, or such downturns in the international economic environment in general could also increase our costs (for example, by precipitating higher levels of taxation), prevent us from executing our strategies, hurt our liquidity, or impair our ability to take advantage of future opportunities, to respond to competitive pressures, to refinance existing indebtedness or to meet unexpected financial requirements, all of which could harm our business, financial condition, results of operations, cash flows or prospects.
Our financial performance may be affected by ongoing issues in the European Union relating to risks of deflation, sovereign debt levels, the suitability and stability of the euro, including the withdrawal of the United Kingdom from the European Union. Our financial performance may be affected by ongoing issues in the European Union relating to risks of deflation, sovereign debt levels, the suitability and stability of the euro, including the withdrawal of the United Kingdom from the European Union following the expiry of the transition period on December 31, 2020.

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

Our financial performance has also been affected since the COVID-19 outbreak and the restrictions imposed by governments across our countries of operation. Following the introduction of lockdown measures, we saw a significant impact on roaming revenues which largely disappeared in the second quarter of 2020, while the travel restrictions further saw a market reduction in the migrant workforce which is traditionally a source of a large subscriber base in Russia. Network traffic patterns were also impacted as people worked from home, and this required some adjustments to our network deployment plans. As a result of the continued outbreak of COVID-19 and restrictions imposed in our countries of operation, or other similar outbreaks or adverse public health developments, our operations, and those of our customers and suppliers, may experience delays or disruptions, such as difficulty obtaining components and temporary suspension of operations, and our financial condition and results of operations could be adversely affected.

    International economic sanctions and export controls may also adversely affect our ability to operate. In anticipation of the United Kingdom leaving the European Union, the United Kingdom created a new sanctions enforcement agency, the Office of Financial Sanctions Implementation (“OFSI”). In October 2019, OFSI announced a fine against a telecommunications carrier for violations of U.K. sanctions. Also, in the U.S., Congress enacted the Export Controls Act of 2018 (“ECA”) which aims to enhance protection of U.S. technology resources by imposing greater restrictions on the transfer to non-U.S. individuals and companies, particularly through exports to China, of certain key foundational and emerging technologies and cyber-security considered critical to U.S. national security. In recent months, the Department of Commerce has also broadened the scope of U.S. export controls measures to protect a wider range of national security interests, including telecommunications technology, against perceived challenges presented by China.

    In Russia, the impact of economic sanctions and the significant devaluation of the Russian ruble have negatively impacted the Russian economy and economic outlook, and may also negatively impact our ability to raise external financing. Our operations may also be adversely affected by potential future sanctions by the United States targeting Russia, fueled by broader foreign policy considerations. Throughout 2020, the United States launched stronger sanctions against Russia designed to address increased tensions in foreign conflicts (e.g., in Syria and Venezuela), proliferation of chemical and biological weapons, tensions related to alleged election interference and Russia’s impact on European energy security. The United States included sanctions from the Protecting Europe’s Energy Security Act of 2019 in the 2020 National Defense Authorization Act (“NDAA”), which threatens asset freezes against companies involved in building the Russian natural gas pipelines to Europe: North Stream 2 and TurkStream. In addition, the U.S. Congress has considered passing new laws that would impose sanctions on a range of Russian persons and entities, including banks, energy companies, defense companies and entities in the intelligence sector, state-owned enterprises, Russian energy projects and sovereign debt, oligarchs, and senior government officials. We could be materially adversely impacted by the imposition of further sanctions. Further confrontation in Ukraine and any escalation of tensions between Russia and the United States and/or the European Union related to the imposition of further sanctions, or continued uncertainty regarding the scope thereof, could have a prolonged adverse impact on the Russian economy. These impacts could be more severe than those experienced to date. In particular, should either the United States or the European Union expand their respective sanctions to include our suppliers or other counterparties, such an expansion could result in substantial legal and other compliance costs and risks on our business operations and could have a material adverse impact on our business, financial condition, results of operations or prospects. If further restrictions are levied on Russian banks, our existing and future Russian ruble loans could be blocked both in relation to our ability to draw them and our ability to service them and may require a change in our repayment terms. The sanctions imposed by the United States and the European Union in connection with the Ukraine crisis so far have had an adverse effect on the Russian economy. Tensions between Russia, the European Union and the United States have further increased recently, and there can be no assurance that the governments of the European Union and United States or other countries will not impose further sanctions on Russia. For more on sanctions affecting Russia and how they may affect our operations, see Geopolitical Risks - “Our operations may be adversely affected by ongoing developments in Russia and Ukraine” and Exhibit 99.2 - Regulation of Telecommunications - Sanctions Regimes.
Deterioration of macro-economic conditions in the countries in which we operate may also have certain accounting ramifications. A significant difference between the actual performance of our operating companies and the forecasted projections for revenue, Adjusted EBITDA or CAPEX could require us to write down the value of the goodwill, particularly in Russia and Algeria which have significant goodwill balances. In addition, the possible consequences of a financial and economic crisis related to, in particular, customer behavior, the reactions of our competitors in terms of offers and pricing or their responses to new entrants, regulatory adjustments in relation to reductions in consumer prices and our ability to adjust costs and investments in keeping with possible changes in revenue, may also adversely affect our forecasts and lead to a write-down of tangible and intangible assets, including goodwill. Also, significant adverse developments in our share price, and the resulting decrease in our market capitalization may also adversely impact our accounting presentation and lead to a write-down to our goodwill balances.
A write-down recorded for tangible and intangible assets resulting in a lowering of their book values could impact certain covenants and provisions under our debt agreements, which could result in a deterioration of our financial condition, results of operations or cash flows.
For further information on the impairment of tangible and intangible assets and recoverable amounts (particularly key assumptions and sensitivities), see Note 10 - Impairment of Assets to our Audited Consolidated Financial Statements. For a discussion of the risks associated with the markets where we operate, see Geopolitical Risks - “Investors in emerging markets, where our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks as well as risks related to fluctuations in the global economy.”

Liquidity and Capital Risks

Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital.
We have substantial amounts of indebtedness and debt service obligations. As of December 31, 2020, the outstanding principal amount of our external debt for bonds, bank loans, and other borrowings amounted to approximately US$7.7 billion. In addition to these borrowings, we also have lease liabilities amounting to US$1.9 billion. For more information regarding our outstanding indebtedness and debt agreements, see Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness.
Agreements under which we borrow funds contain obligations, which include covenants or provisions that impose on us certain operating and financial restrictions. Some of these covenants relate to our financial performance or financial condition, including balance sheet solvency, such as levels or ratios of earnings, debt, equity and assets and may prevent us or our subsidiaries from incurring additional debt. Failure to comply with these covenants or provisions may result in a default, which could increase the cost of securing additional capital, lead to accelerated repayment of our indebtedness or result in the loss of any assets that secure the defaulted indebtedness or to which our creditors otherwise have recourse. Such a default or acceleration of the obligations under one or more of these agreements (including as a result of cross-default or cross-acceleration) could have a material adverse effect on our business, financial condition, results of operations or prospects, and in particular on our liquidity and our shareholders’ equity. In addition, covenants in our debt agreements could restrict our liquidity and our ability to expand or finance our future operations. For a discussion of agreements under which we borrow funds, see Note 15 — Investments, Debt and Derivatives to our Audited Consolidated Financial Statements.

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
We may need to raise additional capital in the future, including through debt financing. If we incur additional indebtedness, the risks that we now face related to our indebtedness and debt service obligations could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness or we may not be able to borrow money within local or international markets on acceptable terms, or at all. We may also be impacted by conditions or local legal requirements in local or international markets that make it difficult to raise capital, refinance existing debt or to service existing indebtedness. As more of our debt is denominated in local currencies, it may become more difficult to support one jurisdiction with reserves from another jurisdiction.
Our ability to raise additional capital, and the cost of raising additional capital, may also be affected by any downgrade of our credit ratings, which may happen for reasons outside our control and could materially harm our business, financial condition, results of operations and prospects. In addition, economic sanctions which may be imposed in the future by the United States, the United Nations, the European Union, or other countries or organizations, including in connection with developments in Russia and Ukraine, may also negatively affect our existing financing and our ability to service it and our ability to secure future external financing, particularly if the sanctions are broadened. For more information on the sanctions imposed against Russia and Ukraine, see Exhibit 99.2 — Regulation of Telecommunications — Sanctions Regimes. Furthermore, the announced restrictions on use of and future elimination of the LIBOR benchmark, expected from June 2023 for U.S. dollar LIBOR and December 2021 for other currencies, or any other benchmark, changes in the manner of administration of any benchmark, or actions by regulators or law enforcement agencies could result in changes to the manner in which EURIBOR or LIBOR is determined, which could require an adjustment to the terms and conditions, or result in other consequences, in respect of any of our current or future debt linked to such benchmark.
If we are unable to raise additional capital in the market in which we want to raise it, or at all, or if the cost of raising additional capital significantly increases, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations, which could materially harm our business, financial condition, results of operations or prospects.

A change in control of VEON Ltd. could harm our financial condition and business.
Our financing agreements across the VEON group generally have “change of control” provisions that may require us to make a prepayment if a person or group of persons (with limited exclusions) directly or indirectly acquire beneficial or legal ownership of or control over more than 50.0% of our share capital or the ability to appoint a majority of directors to our board. If such a change of control provision is triggered and we fail to agree necessary amendments to our bond or loan documentation and then fail to make any required prepayment, it could trigger cross-default or cross-acceleration provisions of our other financing agreements, which could lead to our obligations being declared immediately due and payable. A change of control could also impact other contracts and relationships with third parties and may require a renegotiation or reorganization of certain contracts or undertakings. This could harm our business, financial condition, results of operations, cash flows or prospects.

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
VEON Ltd. is a holding company and does not conduct any revenue-generating business operations of its own. Its principal assets are the direct and indirect equity interests it owns in its operating subsidiaries, and thus VEON Ltd. depends on cash dividends, distributions, loans or other transfers received from its subsidiaries to make dividend payments to its shareholders and service interest and principal payments in respect of its indebtedness, including holders of ADSs and ordinary shares, and to meet other obligations. The ability of its subsidiaries to pay dividends and make other transfers to VEON Ltd. depends on the success of their businesses and is not guaranteed.

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

Our ability to implement successful mergers, acquisitions, strategic partnerships or investments depends upon our ability to identify, evaluate, negotiate the terms of, complete and integrate suitable businesses and to obtain any necessary financing and the prior approval of any relevant regulatory bodies. These efforts could divert the attention of our management and key personnel from our underlying business operations. Following any such merger, acquisition, strategic partnerships or investment or failure of any such transaction to materialize (including any such failure caused by regulatory or third-party challenges), we may experience:
•difficulties in realizing expected synergies and investment returns from acquired companies, joint ventures, investments or other forms of strategic partnerships;
•unsuccessful integration of personnel, products, property and technologies into our existing business;

•higher or unforeseen costs of integration or capital expenditures (including the time and resources of our personnel required to successfully integrate any combined businesses);
•difficulties relating to the acquired or formed companies’ or our partnerships’ compliance with telecommunications or other regulatory licenses and permissions, compliance with laws, regulations and contractual obligations, ability to obtain and maintain favorable interconnect terms, frequencies and numbering capacity and ability to protect our intellectual property;
•adverse market reactions stemming from competitive and other pressures;
•difficulties in retaining key employees of the merged or acquired business or strategic partnerships who are necessary to manage the relevant businesses;
•difficulties in maintaining uniform standards, controls, procedures and policies throughout our businesses;
•risks related to loss of full control of a merged business, or not having the ability to adequately control and manage an acquired business, strategic partnership or investment;
•risks that different geographic regions present, such as currency exchange risks, competition, regulatory, political, economic and social developments, which may, among other things, restrict our ability to successfully capitalize on our acquisition, merger, joint venture or investment;
•adverse customer reaction to the business acquisition or combination; and
•increased liability and exposure to contingencies that we did not contemplate at the time of the merger, acquisition, strategic partnership or investment, including tax liabilities.
In addition, a merger, acquisition, strategic partnership or investment could materially impair our operating results by causing us to incur debt or requiring us to amortize merger or acquisition expenses and merged or acquired assets. We may not be able to assess ongoing profitability and identify all actual or potential liabilities or issues of a business prior to a merger, acquisition, strategic partnership or investment. If we merge with, acquire, form strategic partnerships with, or invest in businesses or assets and it results in assuming unforeseen liabilities or we have not obtained contractual protections or such protection is not available, our business, financial condition, results of operations, cash flows or prospects could be adversely affected. As we investigate industry consolidation, our risks may increase. Our integration and consolidation of such businesses may also lead to changes in our operational efficiencies or structure. For more information about our recent transactions, see Note 9 - Significant Transactions to our Audited Consolidated Financial Statements.
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
We participate in strategic partnerships and joint ventures in a number of countries, including in Pakistan (Pakistan Mobile Communications Limited, "PMCL"), Kazakhstan (KaR-Tel LLP and TNS-Plus LLP), Algeria (Omnium Telecom Algérie S.p.A., "OTA"), Uzbekistan (Joint Venture Buzton LLC), Kyrgyzstan (“Sky Mobile” LLC and Terra LLC), Georgia (“VEON Georgia” LLC) and Singapore (a minority holding in Shopup Pte. Ltd.). In addition, in Algeria, our local partner is a government institution, which could increase our exposure to the risks discussed in — Geopolitical Risks.
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
For example, in Algeria, our partner can acquire the shares held by GTH at fair market value in various circumstances (including, generally, change in VEON’s indirect control of OTA, insolvency of GTH or VEON or material breach of the shareholders’ agreement by GTH), as well as under call option arrangements exercisable solely at its discretion between October 1, 2021 and December 31, 2021. Concurrently, GTH has a right to require our partner in Algeria to acquire its shares in various circumstances (including, generally, change of control of the Algerian National Investment Fund, material breach of the shareholders’ agreement by the Algerian National Investment Fund, loss of VEON’s ability to consolidate OTA, the taking of certain actions in Algeria against GTH or OTA, failure by OTA to pay a minimum dividend or imposition of certain tax assessments), as well as under put option arrangements exercisable solely at its discretion between July 1, 2021 and September 30, 2021. In September 2020, in Pakistan, our partner the Dhabi Group, exercised its put option to sell us, at fair value (based on a mechanism established under the applicable shareholders’ agreement), its 15% shareholding in PMCL, the operating company of our subsidiary Jazz. Completion of the transfer remains subject to the conclusion of the contractual transfer mechanics with the Dhabi Group, and once completed, VEON will indirectly own 100% of PMCL.
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
We rely on third parties to provide services and products important for our operations. We currently purchase the majority of our network-related equipment from a core number of suppliers, principally Ericsson, Huawei, Nokia, Cisco and ZTE. The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of core and transmission telecommunications equipment, fiber, switching equipment, radio access network solutions, base stations and other services and products on a timely basis. From time to time, we have experienced delays in receiving equipment, installation of equipment, and maintenance services. Delivery of equipment can be delayed by new and existing telecommunications regulations, customs regulations and governmental investigations or enforcement actions. Our vendors’ ability to deliver on key network and IT projects can be affected by global events such as pandemics, as we saw in the recent COVID-19 pandemic, by trade tensions and new regulations.

    Our business could be materially impacted by disruptions to our core suppliers’ businesses or supply chains, due to developments such as significant geopolitical events, changes in law or regulation, public health issues (such as the coronavirus), and export and re-export restrictions that affect our and our suppliers’ ability to procure goods, software or technology necessary for the service, production and satisfactory delivery of the supplies, support services, and equipment that we source from them. For example, in May and August 2019, the U.S. Department of Commerce added Huawei and 114 of its affiliates to its “Entity List”, prohibiting companies globally from directly or indirectly exporting, re-exporting or transferring (in-country) all items subject to the EAR to Huawei and procuring items from Huawei when they know or have reason to know that the items were originally procured by Huawei in violation of the EAR. Further restrictions adopted by the United States, or any other applicable jurisdiction, on Huawei could potentially have a material adverse impact on our operations in certain markets where we are reliant on Huawei equipment or services. Specifically, any restriction on Huawei’s ability to deliver equipment or services, or on our ability to receive such equipment or services, could adversely impact our business, the operation of our networks and our ability to comply with the terms of our operating licenses and local laws and regulations.

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
We also depend on third parties, including software providers and service providers, for our day-to-day business operations. For example, we rely on roaming partners to provide services to our customers while they are outside the countries in which we operate and on interconnect providers to complete calls that originate on our networks but terminate outside our networks, or that originate outside our networks and terminate on our networks. Certain roaming partners have been targeted by sanctions restrictions which has led us to change or terminate certain roaming relationships. We also rely on handset providers to provide the equipment used on our networks. Many of our mobile products and services are sold to customers through third party channels. These third-party retailers, agents and dealers that we use to distribute and sell products are not under our control and may stop distributing or selling our products at any time or may more actively promote the products and services of our competitors. Should this occur with particularly important retailers, agents or dealers, we may face difficulty in finding new retailers, sales agents or dealers that can generate the same level of revenue. Any negative developments regarding the third parties on which we depend could materially harm our business, financial condition, results of operations, cash flows or prospects.

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
    Each of our subsidiaries is responsible for managing cybersecurity risks locally, including all operational preventive, detective and response capabilities, and as a group our operations and business continuity depend on how well these subsidiaries collectively protect and maintain our network equipment, information technology (“IT”) systems and other assets. Due to the nature of the services we offer across our geographical footprint, we are exposed to cybersecurity threats that could negatively impact our business activities through service degradation, alteration or disruption, including a risk of unauthorized access to our systems, networks and data by third parties, whether private or state-sponsored, utilizing unidentified existing or new weaknesses, flaws or backdoors into network or IT systems. Cybersecurity threats could also lead to the compromise of our physical assets dedicated to processing or storing customer and employee information, financial data and strategic business information, exposing this information to possible leakage, unauthorized dissemination and loss of confidentiality. These events could result in reputational harm, lawsuits against us by customers, employees or other third parties, violations of data protection and telecommunications laws, adverse actions by telecommunications regulators and other authorities, an inability to operate our digital services or our wireless or fixed-line networks, loss of revenue from business interruption, loss of market share or significant additional costs. In addition, the potential liabilities associated with these events could exceed the cyber insurance coverage we maintain and certain violations of data protection and telecommunications laws (including as a result of data leakage) are administrative or criminal offenses in some countries, and can result in suspension of operating licenses, imprisonment or fines for the entity and/or the individuals involved.

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
From time to time, we have experienced cyber-attacks of varying degrees to gain access to our computer systems and networks. As of the date of this Annual Report on Form 20-F, we have suffered various cybersecurity incidents, which targeted our internal infrastructure but were contained by our response teams and generated limited or negligible impacts. In addition, we have identified unauthorized access to some of our network systems, possibly with the intention to capture information or manipulate the communications. Although we found no evidence that any such capture or manipulation was performed, we cannot guarantee that they did not take place, that all such attempts will be successfully thwarted in the future or that the impact of such attempts, if successful, would not be material to our business. There is also a possibility that we are not currently aware of certain undisclosed vulnerabilities in our IT systems and other assets. In such an event, hackers or other cybercrime groups (whether private or state-sponsored) may exploit such vulnerabilities, weaknesses or unidentified backdoors (including previously unidentified designed weaknesses embedded into network or IT equipment allowing access by private or government actors) or may be able to cause harm more quickly than we are able to mitigate (zero-day exploits).
Our business is also subject to disruption by computer malware or other technical or operational issues. Although our subsidiaries have implemented cyber-security strategies for mitigating these risks, we cannot be sure that our network and information technology systems will not be subject to such issues, or, if they are, that we will be able to maintain the integrity of our customers’ and employees’ data or that malware or other technical or operational issues will not disrupt our network or systems and cause significant harm to our operations. For example, in recent years, we have experienced infections by malware, advanced persistent threats, and network service interruptions during installations of new software. In some regions, our equipment for the provision of mobile services resides in a limited number of locations or buildings. Disruption to the security or operation of these locations or buildings could result in disruption of our mobile services in those regions. Moreover, the implementation of our transformation strategies may result in under-investments or failures in internal business processes, which may in turn result in greater vulnerability to technical or operational issues, including harm from failure to detect malware.
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
Our ability to secure and maintain interconnection agreements with other wireless and local, domestic and international fixed-line operators and, upon access to infrastructure, networks and connections that are owned or controlled by third parties and governments, on cost-effective terms is critical to the economic viability of our operations. The countries in which we operate have a limited number of international cable connections providing access to internet, data service and call interconnection and such international connections may be controlled by national governments that may seek to control or restrict access from time to time or impose conditions on pricing and availability which may impact our access and the competitiveness of our pricing. Outages, disconnections or restrictions, including governmental, to access affecting these international connections can have a significant impact on our ability to offer services and data connectivity to our customers. Interconnection is required to complete calls that originate on our respective networks but terminate outside our respective networks, or that originate from outside our respective networks and terminate on our respective networks. In certain jurisdictions in which we operate, the relevant regulator sets mobile termination rates (“MTRs”). If any such regulator sets MTRs that are lower for us than the MTRs of our competitors, our interconnection costs may be higher and our interconnection revenues may be lower, relative to our competitors. Moreover, even in cases of equal MTRs on the market for all players, the lowered MTR significantly impacts our revenues on a particular market. A significant increase in our interconnection costs, or decrease in our interconnection rates, as a result of new regulations, commercial decisions by other fixed-line operators, increased inflation rates in the countries in which we operate or a lack of available line capacity for interconnection could harm our ability to provide services, which could in turn harm our business, financial condition, results of operations, cash flows or prospects. For more information on our interconnection agreements, see Item 4.B — Business Overview.

Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our intellectual property rights will be adequate.
We regard our copyrights, service marks, trademarks, trade names, trade secrets, know-how and similar intellectual property, including our rights to certain domain names, as important to our continued success. For example, our widely recognized logos, such as “VEON”, “Beeline” (Russia, Kazakhstan, Uzbekistan, Georgia and Kyrgyzstan), “Kyivstar” (Ukraine), “Jazz” (Pakistan), “Djezzy” (Algeria) and “banglalink” (Bangladesh), have played an important role in building brand awareness for our services and products. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult.
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
As we continue our investment into a growing ecosystem of local digital services, we will need to ensure that we have adequate legal rights to the ownership or use of necessary source code, content, and other intellectual property rights associated with our systems, products and services. For example, a number of platforms and non-connectivity services offered by VEON and its operating companies are developed using source code created in conjunction with third parties. We rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology and software, access to and use of source code and other necessary intellectual property. Third parties may infringe or misappropriate our intellectual property. As the number of convergent product offerings, such as JazzCash or Beeline TV, and overlapping product functions increase, the possibility of intellectual property infringement claims against us may increase. Any such litigation may result in substantial costs and diversion of resources, and adverse litigation outcomes could harm our business, financial condition, results of operations, cash flows or prospects. We may have to litigate to enforce and protect our copyrights, trademarks, trade names, trade secrets and know-how or to determine their scope, validity or enforceability. In that event, we may be required to incur significant costs, and our efforts may not prove successful. The inability to secure or protect our intellectual property assets could have a material adverse effect on our business and our ability to compete.
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
Current and new intellectual property laws may affect the ability of companies, including us, to effectively protect their innovations and defend against claims of intellectual property rights infringement. The costs of compliance with these laws and regulations are high and are likely to increase in the future. Claims have been, or may be threatened and/or filed against us for intellectual property infringement based on the nature and content in our products and services, or content generated by our users.

We depend on our senior management and highly skilled personnel, and, if we are unable to retain or motivate key personnel, hire qualified personnel, or implement our strategic goals or corporate culture through our personnel, we may not be able to maintain our competitive position or to implement our business strategy.

Our performance and ability to maintain our competitive position and to implement our business strategy is dependent in certain important respects on our global senior management team, highly skilled personnel and their level of continuity. In the markets in which we operate, competition for qualified personnel with relevant expertise is intense. There is sometimes limited availability of individuals with the requisite knowledge of the telecommunications and the digital services industries, the relevant experience and, in the case of expatriates, the ability or willingness to accept work assignments in certain of the jurisdictions in which we operate. We have experienced in recent years, and may continue to experience, certain changes in key management.
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
    Our success is also dependent on our personnel’s ability to adapt to rapidly changing environments and to perform in pace with continuous innovations and industry developments. We also may, from time to time, make adjustments or changes to our operating and governance model and there is a risk in such instances that our personnel and the overall organization may not effectively adapt. Although we devote significant attention to recruiting and training, there can be no assurance that our existing personnel will successfully be able to adapt to and support our strategic priorities. There is also a possibility that we are unable to attract qualified individuals with the requisite skills to implement our digital initiatives or other business strategies.

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
Legislation in many countries in which we operate, including Russia and Pakistan, requires that we make payments for frequency spectrum usage. As a whole, the fees for all available frequency assignments, as well as allotted frequency bands for different mobile communications technologies, have been significant. For example, in Pakistan, the PTA issued a license renewal decision on July 22, 2019 requiring payment of an aggregate price of approximately US$450 million, a price which we are currently disputing in the Islamabad High Court, where the most recent hearing on this matter was concluded on March 1, 2021 and a judgment is now pending. Any significant increase in the fees payable for the frequencies that we use or for additional frequencies that we need could have a negative effect on our financial results. We expect that the fees we pay for radio-frequency spectrum, including radio-frequency spectrum renewals, could substantially increase in some or all of the countries in which we operate, and any such increase could harm our business, financial condition, results of operations, cash flows or prospects.
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
In many of the emerging market countries where we operate, the application of the laws and regulations of any particular country is frequently unclear and may result in unpredictable outcomes, including:
•restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for the use of changes to our frequency, receiving regulatory approvals of our tariffs plans and importing and certifying our equipment;

•significant additional costs, including fines and penalties, operational burdens and other difficulties associated with not complying in a timely manner, or at all, with new or existing legislation or the terms of any notices or warnings received from the telecommunications and other regulatory authorities; and
•adverse rulings or audit findings by courts or government authorities resulting from a change in interpretation or inconsistent application of existing law, each of which may cause delays in implementing our strategies and business plans and create a more challenging operating environment. If we are found to be involved in practices that do not comply with applicable laws or regulations, we may be exposed to significant fines, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, any of which could harm our business, financial condition, results of operations, cash flows or prospects.
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
    In some jurisdictions in which we operate legislation is being implemented to establish a legal framework for preventing cyber-attacks and protecting critical information infrastructure. For example, Russian telecommunications operators are obliged to take various measures to protect their information infrastructure, provide reliable data transmission channels and inform government agencies and partners about incidents on critical information infrastructure. In addition, Federal Law No. 90-FZ “On certain amendments to the Federal Law ‘On communications’ and Federal Law ‘On information, information technologies and information protection’” (commonly referred to as the RuNet law) was adopted in Russia in 2019. The RuNet law is aimed at the development of an autonomous system that can support the operation of the internet in Russia in the event of disconnection from the global network and allow the Russian government to centralize, control and restrict data traffic in case of certain emergencies as may be determined by the Russian authorities. The provisions of the RuNet law impose a number of obligations that aim to ensure the centralization and control over data traffic on a broad range of persons. Telecommunications operators, including us, are required to, among other things, install counter-threat equipment to be provided by the Russian authorities, participate in trainings and file certain notifications to the Russian authorities. We are in the process of ensuring compliance with these requirements. However, the application of the RuNet law may, among other things, reduce the data transfer speed significantly, adversely affect the functioning of our infrastructure and business operations, restrict the use of or result in interruption of certain services, and trigger material costs. Most of the provisions of the RuNet law and subordinate legislation entered into force between November 1, 2019 and May 11, 2020. On December 30, 2020, the Russian government decree “On licensing of activities in the field of communication services” introduced a new license requirement: ensuring the implementation of requirements related to the stability, security and integrity of the internet. The new provisions came into force on January 1, 2021. The implementation and support of measures to comply with the legislation may lead to substantial investments.

    For a discussion of certain regulatory developments and trends and their impact on our business, see Exhibit 99.2 - Regulation of Telecommunications.

We are, and may in the future be, involved in, associated with, or otherwise subject to legal liability in connection with disputes and litigation with regulators, competitors and third parties.

We are party to a number of lawsuits and other legal, regulatory or antitrust proceedings and commercial disputes, the final outcome of which is uncertain. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any disposition of, these or other proceedings, including any that may be asserted in the future, could harm our reputation and have an adverse impact on our business, financial condition, results of operations, cash flows or prospects. For more information on these disputes, see Note 7 - Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.
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
We may not be able to detect and prevent fraud or other misconduct by our employees, joint venture partners, non-controlled subsidiaries, representatives, agents, suppliers, customers or other third parties.

We may be exposed to fraud or other misconduct committed by our employees, joint venture partners, representatives, agents, suppliers, customers or other third parties undertaking actions on our behalf that could subject us to litigation, financial losses and fines or penalties imposed by governmental authorities, and affect our reputation. Such misconduct could include, but is not limited to, misappropriating funds, conducting transactions that are outside of authorized limits, engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities, including activities in exchange for personal benefit or gain or activities that otherwise do not complying with applicable laws or our internal policies and procedures. The risk of fraud or other misconduct could increase as we expand certain areas of our business.
We regularly review and update our policies and procedures and internal controls, which are designed to provide reasonable assurance that we and our employees comply with applicable laws and our internal policies. VEON Ltd. issued a Business Partner Code of Conduct that we expect our representatives, agents, suppliers and other third parties to follow. In addition, we conduct risk-based training for our employees. However, are no guarantees that such policies, procedures, internal controls and training will, at all times, prevent or detect misconduct and protect us from liability arising from actions of our employees, representatives, agents, suppliers, customers or other third parties.

In addition to legal and financial liability, our reputation may be adversely impacted by association, action or inaction that is perceived by stakeholders or customers to be inappropriate or unethical and not in keeping with the group’s stated purposes and values. Reputational risk may arise in many different ways, including, but not limited to any real or perceived:
•failure to act in good faith and in accordance with the group’s values, Code of Conduct, other policies, procedures, and internal standards;
•failure to comply with applicable laws or regulations or association, real or perceived, with illegal activity;

•failure in corporate governance, management or systems;
•association with controversial practices, customers, transactions, projects, countries or governments;
•association with controversial business decisions, including but not limited to, those relating to existing or new products, delivery channels, promotions/advertising, acquisitions, representation, sourcing/supply chain relationships, locations, or treatment of financial transactions; or
•association with poor employment or human rights practices.

Our Mobile Financial Services (“MFS”) and Digital Financial Services (“DFS”) offerings are complex and increase our exposure to fraud, money laundering, reputational and regulatory risk.
MFS and DFS offerings are complex and subject to regulatory requirements which can be different from regulatory requirements of a telecommunications business. They may involve cash handling or other value transfers, exposing us to risk that our customers or business partners engage in fraudulent activities, money laundering or terrorism financing. Violations of anti-money laundering and counter-terrorist financing laws, know-your-customer rules, and customer name screening and monitoring requirements or other regulations applicable to our MFS/DFS offerings could have material adverse effects on our financial condition and results of operations and result in legal and financial liability or reputational damage. The regulations governing these services are evolving and, as they develop, regulations could become more onerous, impose additional controls, reporting or disclosure obligations, or limit our flexibility to rapidly deploy new products, which may limit our ability to provide our services efficiently or in the way originally envisioned.
In addition, because our MFS and DFS offerings require us to process personal data (such as, consumer names, addresses, credit and debit card numbers and bank account details), we must comply with strict data privacy and consumer protection laws. For more information on risks associated with possible unauthorized disclosure of such personal data, see - “We collect and process sensitive customer data, and are therefore subject to an increasing amount of data privacy laws and regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations.”
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
    Mobilink Microfinance Bank Limited, a wholly owned subsidiary of the company, carries on a microfinance banking business and provides certain MFS, DFS and traditional banking services in Pakistan under license granted by the State Bank of Pakistan and is subject to regulation by the State Bank of Pakistan.  State Bank regulations and banking laws are subject to change from time to time, including with respect to capitalization requirements and we may be required to increase the capitalization of Mobilink Bank from time to time and may be required to inject funds to cover any losses that the bank suffers.  Mobilink Bank’s activities may expose it or the group to a risk of liability under banking and financial services compliance laws, including, for example, anti-money laundering and counter-terrorist financing regulations.

Our majority stake in an Egyptian company may expose us to legal and political risk and reputational harm.
Our subsidiary in Egypt, Global Telecom Holding S.A.E. (“GTH”), is an Egyptian private company and is therefore subject to corresponding laws and regulations.
    GTH is the holding company for our assets in Algeria. We have experienced and expect to continue to experience the risk of unpredictable and adverse government action stemming from the political and economic conditions in Egypt and the inconsistent and unpredictable application of laws and regulations. Furthermore, although GTH entered into a tax settlement agreement with the Egyptian tax authorities for certain historic periods, GTH may in the future be subject to significant unfounded or unfair tax claims for other tax periods, or under existing or new Egyptian tax law. For more information on tax claims of the Egyptian authorities, see Note 7 — Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.

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
We operate in countries which pose elevated risks of corruption and are subject to a number of anti-corruption laws, including the US Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act, the anti-corruption provisions of the Dutch Criminal Code in the Netherlands and local laws in the jurisdictions in which we operate. An investigation into allegations of non-compliance or a finding of non-compliance with anti-corruption laws or other laws governing the conduct of business may subject us to administrative and other financial costs, reputational damage, criminal or civil penalties or other remedial measures, which could harm our business, financial condition, results of operations, cash flows or prospects. Anti-corruption laws generally prohibit companies and their intermediaries from promising, offering or giving a financial or other things of value or advantage to someone for the purpose of improperly influencing a matter or obtaining or retaining business or rewarding improper conduct. The FCPA further requires US issuers to maintain accurate books and records and a system of sufficient internal controls. We regularly review and update our policies and procedures and internal controls to provide reasonable assurance that we and our personnel comply with the anti-corruption laws to which we are subject, although we cannot guarantee that these efforts will be successful.
We maintain a Business Partner Code of Conduct and attempt to obtain assurances from distributors and other intermediaries, through contractual and other legal obligations, that they also will comply with anti-corruption laws applicable to them and to us. However, these efforts to secure legal commitments are not always successful. There are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. There can be no assurance that such policies or procedures or internal controls will work effectively at all times or protect us against liability under anti-corruption or other laws for actions taken by our personnel, distributors and other intermediaries with respect to our business or any businesses that we may acquire. Our Business Partner Code of Conduct is available on our website at http://www.veon.com (information appearing on the website is not incorporated by reference into this Annual Report on 20-F.

In addition, as previously disclosed, the Deferred Prosecution Agreement (“DPA”) that VEON entered into with the U.S. Department of Justice (“DOJ”) on February 18, 2016 has concluded and the criminal charges that had been deferred by the DPA have been dismissed. Since concluding the DPA, we have provided, and may in the future provide, updates on certain internal investigations related to potential misconduct to the U.S. authorities. In the event that any of these matters lead to governmental investigations or proceedings, it could have a material adverse impact on our business and results of operations.

Anti-terror legislation passed in Russia and other jurisdictions could result in additional operating costs and capital expenditures.
    Federal Law No 374-FZ (the “Yarovaya law”) amended anti-terrorism legislation and imposed certain obligations on communication providers, including a requirement to store information evidencing receipt, transmission, delivery and/or processing of voice data, text messages, pictures, sounds, videos or meta-data reflecting these communications for a period of three years and a requirement to store the contents of such communications for a period of up to six months. This requirement came into force on July 1, 2018 for voice traffic and on October 1, 2018 for data traffic. In addition, the Yarovaya law requires communication providers to supply information to investigation and prosecution authorities about users and any other information “which is necessary for these authorities to achieve their statutory goals” including any information and codes necessary to decode the information. Furthermore, under other local Russian law, operators are required to block services for users whose personal data does not correspond to the data registered and stored by the operator. Failure to comply with this law may lead to administrative fines and could impact the effectiveness of our licenses. The implementation and support of measures to comply with the legislation led to substantial investments for the design of our IT systems in Russia and the purchase of specialized equipment and tools. The Russian authorities require, among other things, the use of specific storage equipment (such as data storage, interception devices, fiberoptic cables and technical platforms). We estimate that total Yarovaya law-related expenditures will be RUB 45 billion (US$609 million) over five years starting from 2018. Although the Yarovaya-law-related investment plans are progressing in alignment with legal requirements, it is possible that in the future the Russian Government will adopt additional requirements in this area which will lead to additional expenditures or otherwise necessitate additional investments to be compliant.
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
We could be materially harmed by new or existing laws restricting foreign investment. For example, in Russia, there are a number of laws regulating foreign investment. Federal Law No. 57-FZ “On the Procedure for Foreign Investments in Business Entities of Strategic Importance for National Defense and State Security” (the “Russian Foreign Investment Law”) limits foreign investment in companies that are deemed to be strategic. Our Russian subsidiary, PJSC VimpelCom, is deemed to be a strategic enterprise under the Russian Foreign Investment Law. As a result, any acquisition by a foreign investor of direct or indirect control over more than 50% of its voting shares, or 25% in the case of a company controlled by a foreign government, requires the prior approval of the Government Commission on Control of Foreign Investment in the Russian Federation. The Federal Antimonopoly Service of the Russian Federation (the “FAS”) which administers the application of the Russian Foreign Investment Law, has in the past challenged acquisitions of our shares by foreign investors. In addition, Federal Law dated July 27, 2006 No. 149-FZ “On the Information, Information Technology and Protection of Information” affects the provision of audio-visual services by foreign entities and local companies with more than 20% of foreign investments or shares. Furthermore, implementing regulation for Federal Law 187-FZ “On the security of Russia’s critical information infrastructure” contains provisions requiring that the subjects of critical information infrastructure make the transition to the preferential use of Russian software by January 1, 2024 and make the transition to the preferential use of Russian telecommunications equipment and radio-electronic products by January 1, 2025, both of which may require substantial investments or materially harm our business.
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

    Many of the jurisdictions in which we operate have laws that restrict cross border data transfers unless certain criteria are met and/or are developing or implementing laws on data localization requiring data to be stored locally. These laws may restrict our flexibility to leverage our data and build new, or consolidate existing, technologies, databases and IT systems, limit our ability to use and share personal data, cause us to incur costs, require us to change our business practices in a manner adverse to our business or conflict with other laws we are subject to, exposing us to regulatory risk. The stringent cross-border transfer rules in certain jurisdictions may also prohibit us from disclosing data to foreign authorities upon their request, which may generate a scenario where it is not possible for us to comply with both laws. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. We are subject to a variety of data protection regulations. For example, the European Union introduced a data protection framework, the General Data Protection Regulation (GDPR), which came into effect on May 25, 2018. The GDPR implements more stringent operational requirements for processors and controllers of personal data. The GDPR is applicable to companies that are established in the European Union, or companies that offer goods and services to, or monitor the behavior of, individuals within the European Union. The GDPR is also still applicable for the United Kingdom following its withdrawal from the European Union December 31, 2020. While we believe that the processing of personal data by only a limited number of entities, including our Amsterdam and London offices and central operating entities within the European Union and the United Kingdom, are subject to GDPR, our operations in other markets may also become subject to this regulation, under certain circumstances, e.g. if such operations involve the offering of goods or services to, or monitoring the behavior of, individuals in the European Union and the United Kingdom. In addition, in Russia and certain other jurisdictions in our footprint, we are subject to certain data protection and other laws and regulations that establish different categories of information with different corresponding levels of protection, permitted registration, disclosure and required safeguards. These categories include state secret information and other data, including personal data of our customers and of other persons (such as our employees and third-party supplies and other counter-parties), privacy of communications and information on rendered telecommunications services. In each case, the operators must implement the required level of data protection and cooperate with government authorities on law enforcement disclosures for state secrets and personal data of customers. The ability to disclose certain types of data to affiliates or governmental authorities may be substantially restricted. For a discussion of other telecommunications related data protection related laws and regulations to which we are subject, see Exhibit 99.2 - Regulation of Telecommunications - Sanctions Regimes.

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
Tax audits in the countries in which we operate are conducted regularly, but their outcomes may not be fair or predictable. We have been subject to substantial claims by tax authorities in Russia, Algeria, Egypt, Pakistan, Bangladesh, Ukraine, Kazakhstan, Georgia, Uzbekistan, and Kyrgyzstan. These claims have resulted, and future claims may result, in additional payments, including interest, fines and other penalties, to the tax authorities.
There can be no assurance that we will prevail in litigation with tax authorities and that the tax authorities will not claim that additional taxes, interest, fines and other penalties are owed by us for prior or future tax years, or that the relevant governmental authorities will not decide to initiate a criminal investigation or prosecution, or expand existing criminal investigations or prosecutions, in connection with claims by tax inspectorates, including those relating to individual employees and for prior tax years. In Russia, for example, tax returns remain open and subject to inspection by tax or customs authorities for three calendar years immediately preceding the year in which the decision to conduct an audit is taken. Laws enacted in Russia in recent years increase the likelihood that our tax returns that were reviewed by the Russian tax authorities could be subject to further review or audit during or beyond the eligible three-year limitation period by a superior Russian tax authority. We have also been the subject of repeat complex and thematic tax audits in Kyrgyzstan, Russia and Pakistan, which, in some instances, have resulted in payments made under protest pending legal challenges and/or to avoid the initiation or continuation of associated criminal proceedings. The outcome of these audits, including where the relevant tax authorities may conclude that we had significantly underpaid taxes relating to earlier periods, could harm our business, financial condition, results of operations, cash flows or prospects.

The adverse or delayed resolution of tax matters could harm our business, financial condition and results of operations. For more information regarding tax claims and tax provisions and liabilities and their effects on our financial statements, see Note 7 - Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.

Changes in tax treaties, laws, rules or interpretations could have a material adverse effect on our business, and the unpredictable tax systems in the markets in which we operate give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.
The introduction of new tax laws or the amendment of existing tax laws could have a material adverse impact on our business, financial performance and results of operations. Our business decision take into account certain taxation scenarios, which could be proven to be untrue in the event of an adverse decisions by tax authorities or changes in tax treaties, laws, rules or interpretations. For example, we are vulnerable to changes in tax laws, regulations and interpretations in the Netherlands, our current resident state for tax purposes, including the enforcement of tax law. Additionally, as European and other tax laws and regulations are complex and subject to varying interpretations, we cannot be sure that our interpretations are accurate or that the responsible tax authority agrees with our views. If our tax positions are challenged by the tax authorities, we could incur additional tax liabilities, which could increase our costs of operations and have a material adverse effect on our business, financial condition or results of operations. The introduction of new tax laws or the amendment of existing tax laws, such as those relating to transfer pricing rules or the deduction of interest expenses in the markets in which we operate, may also increase the risk of adjustments being made by the tax authorities and, as a result, could have a material adverse impact on our business, financial performance and results of operations. For example, within the Organisation for Economic Co-operation and Development (“OECD”) there is an initiative aimed at avoiding base erosion and profit shifting (“BEPS”) for tax purposes. This OECD BEPS project has resulted in further developments in other countries and in particular in the European Union. One of the developments is the agreement on the EU Anti-Tax Avoidance Directive (“ATAD”). All EU Member States must implement the minimum standards as set out in the ATAD. The implementation of these measures against tax avoidance in the legislation of the jurisdictions in which we do business could have a material adverse effect on us.
These considerations are compounded by the fact that the interpretation and enforcement of tax laws in the emerging markets in which we operate tend to be unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions. Any additional tax liability imposed on us by tax authorities in this manner, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities’ interpretations of the respective double tax treaties in effect, could harm our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. For example, Russia has recently initiated renegotiation of certain tax treaties, including the treaties with Luxembourg and the Netherlands, the latter of which is still under negotiation. In addition, in recent years, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. Furthermore, we may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.

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
Authorities have imposed significant penalties on companies that fail to comply with the requirements of applicable sanctions and embargo laws and regulations. We are subject to certain sanctions and embargo laws and regulations of the United States, the United Nations, the European Union, the United Kingdom and the jurisdictions in which we operate. Sanctions and embargo laws and regulations generally establish the scope of their own application, which arise for different reasons and can vary greatly by jurisdiction. The scope of such laws and regulations may be expanded, sometimes without notice, in a manner that could materially adversely affect our business, financial condition, results of operations, cash flows or prospects. Additionally, countries (such as China) have also adopted sanctions countermeasures that may impact our future ability to ensure our suppliers’ compliance with these laws. Notwithstanding our policies and compliance controls, we may be found in the future to be in violation of applicable sanctions and embargo laws, particularly as the scope of such laws may be unclear and subject to discretionary interpretations by regulators, which may change over time. If we fail to comply with applicable sanctions or embargo laws and regulations, we could suffer severe operational, financial or reputational consequences. Moreover, certain of our financing arrangements include representations and covenants requiring compliance with or limitation of activities under sanctions and embargo laws and regulations of certain additional jurisdictions, the breach of which may trigger defaults or cross-defaults of mandatory prepayment requirements in the event of a breach thereof. For a discussion of risks related to export and re-export restrictions, see Operational Risks - “We depend on third parties for certain services and products important to our business.” For more information on sanctions and embargo laws and regulations applicable to us, see Exhibit 99.2 — Regulation of Telecommunications.

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
Since 2014, in connection with the situation in Russia and Ukraine, the United States, the European Union, and a number of other countries have imposed sanctions that block the property of certain designated businesses, organizations and individuals, prohibit certain types of transactions with designated businesses operating in certain sectors of the Russian economy and restrict investment in and trade with Crimea. Under the U.S. sanctions regime, even non-U.S. persons who engage in certain prohibited transactions may be exposed to sanctions, such as the denial of certain privileges, including those relating to financing and contracting with U.S. persons or within the United States. In addition, the United States and the European Union have implemented certain export control restrictions related to Russia’s energy sector and military capabilities. Ukraine has also enacted sanctions with respect to certain Russian entities and individuals. Russia has responded to these sanctions with countermeasures, including sanctions with respect to certain Ukrainian individuals and entities, restricting imports of certain goods from the United States, the European Union, Ukraine and other countries, imposing visa bans on certain individuals and restricting Russian companies from complying with sanctions imposed by other countries.
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
Our business operations in Ukraine have been affected by the dispute. Ukraine assigned a “temporary occupied territories” status to Crimea and a “united forces operation” zone status to certain eastern Ukraine regions which are currently not under the Ukrainian government’s full control, and imposed certain restrictions and prohibitions on trade in goods and services in such territories. Our Ukrainian subsidiary, Kyivstar JSC (“Kyivstar”), shut down its network in Crimea in 2014 as well as its network in certain parts of Eastern Ukraine in 2015 and, in each case, has written off the relevant assets. Under the terms of its telecommunications licenses, Kyivstar is obliged to provide services throughout Ukraine. Kyivstar has notified the regulatory authorities that Kyivstar has stopped providing services in Crimea and certain parts of Eastern Ukraine and has requested clarification from such authorities regarding telecommunications operations in such areas. Since September 2014, legislation has been in effect in Ukraine that authorizes the cancellation of telecommunications licenses for sanctioned parties. There can be no assurance that the escalation of the current situation will not lead to the cancellation or suspension of, or other actions under, certain or all of our Ukrainian telecommunications licenses, or other sanctions.
    Recently, Russia and Ukraine have signaled a mutual interest in peace in eastern Ukraine. In December 2019, the Russian and Ukrainian presidents met in Paris for face-to-face peace talks and committed to a comprehensive cease-fire and a release of conflict-related detainees. Although recent peace talks aim to reduce the conflict between Russia and Ukraine, the situation in eastern Ukraine and Crimea remains fragile, and may in the future result in damage or loss of assets, disruption of services and regulatory issues which has, and may in the future, adversely impact our group. We are not able to predict further developments on this issue, including when these measures will cease to be in effect. There also may be additions to the designated persons or business lists or other expansions of sanctions by the United States, the European Union, and/or other countries that target Russia and restrict dealings related to Crimea in the future. The U.S. government stated in early 2020 that Crimea-related sanctions will remain in place until military aggression leading to the loss of civilian lives fully stops in the region. It is possible that these sanctions will be in effect for the foreseeable future. The European Union also extended certain sanctions related to Russia and Crimea in March 2019, June 2019 and December 2019. If there were an extended continuation or further increase in conflict in Crimea or in eastern Ukraine, it could result in further instability and/or worsening of the overall political and economic situation in Ukraine, Russia, Europe and/or in the global economy and capital markets generally. This instability could harm our business, financial condition, results of operations, cash flows or prospects. We could also be materially adversely impacted by a decline of the Russian ruble against the U.S. dollar or the euro and the general economic performance of Russia, by, for example, the decline of the Russian ruble against the U.S. dollar and euro, investment in Russia or trade with Russian companies decreasing substantially and the Russian government experiencing difficulty raising money through the issuance of debt in the global capital markets. For a discussion of our foreign currency risk, see Market Risks - “We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.” As we derive a significant portion of our revenue from our Russian and Ukrainian operations, such developments and measures could have a material adverse impact on our group.

The physical infrastructure in many countries in which we operate is in poor condition and further deterioration in the physical infrastructure could harm our business.
In many countries in which we operate, the physical infrastructure, including transportation networks, power generation and transmission and communications systems, is in poor condition. In some of the countries in which we operate, such as Russia, the public switched telephone networks have reached capacity limits and need modernization, which may create inconvenience for our customers and will require us to make additional capital expenditures. In addition, some of the markets in which we operate are vulnerable to extreme weather, the occurrence of which could result in disruptions or damage to our networks, or to military conflict which could result in damage our physical infrastructure.

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
The banking and other financial systems in many countries in which we operate are less developed or regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent applications. Such banking risk cannot be completely eliminated by diversified borrowing and conducting credit analyses. Uncertain banking laws may also limit our ability to attract future investment. A banking crisis in any of these countries affecting the capacity for financial institutions to lend or fulfill their existing obligations or the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds could result in the loss of our deposits, the inability to borrow or refinance existing borrowings or otherwise negatively affect our ability to complete banking transactions in these countries, which could harm our business, financial condition and results of operations.

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

General Risk Factors

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
LetterOne is VEON Ltd.’s largest shareholder, beneficially owning approximately 47.85% of our issued and outstanding shares as of March 1, 2021. In addition, LetterOne is the holder of the depositary receipts issued by Stichting Administratiekantoor Mobile Telecommunications Investor (“Stichting”), which represents an additional 8.31% of VEON Ltd.’s issued and outstanding shares as of March 1, 2021, and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the common shares represented by the depositary receipts. Stichting, however, has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion, in accordance with the Conditions of Administration and Stichting’s articles of association. For more information, see Item 7.A — Major Shareholders.
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

Adoption of new accounting standards and regulatory reviews could affect reported results and financial position.
Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Accounting standard-setting bodies, including the International Accounting Standards Board, the U.S. Securities and Exchange Commission (the "SEC") and the Dutch Authority for the Financial Markets (the "AFM"), may change accounting regulations that govern the preparation and presentation of our financial statements, and those who interpret the accounting standards, including the SEC, the AFM and our independent registered public accounting firm, may amend or even reverse their previous interpretations or positions on how various standards should be applied. Those changes may be difficult to predict and could have a significant impact on the way we account for certain operations and present our financial position and operating income. In some instances, a modified standard, an outcome from a regulatory review or new requirement may have to be implemented with retrospective effect, which requires us to restate previous financial statements, or may otherwise impact how we prepare and report our financial statements, and may impact our future financial covenants in our debt documents.
For more information on the impact of IFRS on our Audited Consolidated Financial Statements and on the implementation of new standards and interpretations issued, see Item 5 — Operating and Financial Review and Prospects — Key Developments During 2020 and Note 24 — Significant Accounting Policies to our Audited Consolidated Financial Statements.

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
Our ADS price may be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders of our ADSs may not be able to sell their ADSs at or above the price at which they purchase our ADSs. The market price for our ADSs may be influenced by many factors, including:
•the success of competitive products or technologies;
•the issuance of new shares or sales of shares by major shareholders or the perception that such issuances or sales could occur;
•regulatory developments in the foreign countries in which we operate;
•developments or disputes concerning licenses or other proprietary rights;
•the recruitment or departure of key personnel;
•quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;
•market conditions in the industries in which we compete and issuance of new or changed securities analysts’ reports or recommendations;
•the failure of securities analysts to cover our shares or changes in financial estimates by analysts;
•investor perception of our company and of the industry in which we compete; and
•general economic, political and market conditions.

Various factors may hinder the declaration and payment of dividends.
The payment of dividends is subject to the discretion of VEON Ltd.’s board and VEON Ltd.’s assets consist primarily of investments in its operating subsidiaries. For the financial year ended December 31, 2020, we paid no dividend. Various factors may cause the board to determine not to pay dividends or not to increase dividends. Such factors include VEON Ltd.’s financial condition, its earnings and equity free cash flow, the movement of the U.S. dollar against VEON’s local currencies, its leverage, its capital requirements, contractual restrictions, legal proceedings and other such factors as VEON Ltd.’s board may consider relevant. For more information on our policy regarding dividends, see Item 8.A — Consolidated Statements and Other Financial Information — Policy on Dividend Distributions and Operational Risks — “As a holding company, VEON Ltd.

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
    We could cease to be considered a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Based on a review of our register of members maintained in Bermuda, as of March 1, 2021, a total of 1,228,276,403 common shares representing approximately 69.92% of VEON Ltd.’s issued and outstanding common shares were held of record by BNY (Nominees) Limited in the United Kingdom as custodian of The Bank of New York Mellon for the purposes of our ADS program and a total of 515,226,176 common shares representing approximately 29.33% of VEON Ltd.’s issued and outstanding common shares were held of record by by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. in the Netherlands. As of March 1, 2021, 21 record holders of VEON Ltd.’s ADRs, holding an aggregate of 758,028,329 common shares (representing approximately 43.15% of VEON Ltd.’s issued and outstanding shares), were listed as having addresses in the United States. In the event that we lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON provides more than 210 million customers with voice, fixed broadband, data and digital services. VEON currently offers services to customers in 9 countries: Russia, Ukraine, Pakistan, Kazakhstan, Algeria, Uzbekistan, Bangladesh, Kyrgyzstan and Georgia. VEON’s reportable segments currently consist of the following seven segments: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan and Kazakhstan. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands. As of December 31, 2020, we had 43,639 employees. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see Item 5 — Operating and Financial Review and Prospects.
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
In November 2016, the group combined its Italian mobile telecommunications business with that of CK Hutchison Holdings Ltd. in a joint venture company named Wind Tre. In July 2018, the group announced the sale of its 50% stake in Wind Tre to CK Hutchison Holdings Ltd. which was completed in September 2018. In July 2019, VEON Holdings B.V. launched a mandatory tender offer (“MTO”) to purchase the shares of GTH, a subsidiary of VEON which consolidates the group’s operations in Algeria, Bangladesh and Pakistan. At the close of the MTO in August 2019, VEON held approximately 98.24% of GTH’s total outstanding shares. VEON subsequently embarked on a comprehensive restructuring of GTH, including a successful offer to acquire substantially all of GTH’s operating assets in Algeria, Pakistan and Bangladesh following the delisting of GTH from the Egyptian Exchange in September 2019. In late 2020, we sold our operating subsidiary in Armenia.
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
As part of our initiative to digitize our core telecommunications business, ensuring we address 4G penetration levels across the group is vital as 4G services remain a core enabler of our digital strategy. We intend to continue focusing on increasing our capital investment efficiency, including with respect to our IT, network, and distribution costs. We have secured network sharing agreements and intend to maintain our focus on achieving an asset-light business model in certain markets, where we own only the core assets needed to operate our business. For further information on our capital expenditures, see Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Future Liquidity and Capital Requirements. We anticipate that we will finance the investments with operational cash flow, cash on our balance sheet and external financing. For more information on our recent developments, see Item 5 — Operating and Financial Review and Prospects — Key Developments During 2020.

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
    Our legal representative in the United States is Puglisi & Associates, 850 Library Ave, Suite 204, Newark, DE 19711 (+1 (302) 738 6680). Our agent for service of process in the United States is CT Corporation, 11 Eighth Avenue, New York, NY 10011 (+1 (212) 894 8400). In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.

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
Our reportable segments currently consist of the following seven segments: Russia, representing our “cornerstone” market; Pakistan, Ukraine, Uzbekistan and Kazakhstan, representing our “growth engines”; and Algeria and Bangladesh, representing our “frontier markets”. We also present our results of operations for “Other frontier markets” as well as “HQ and eliminations” separately, although these are not reportable segments. “Other frontier markets” represents our operations in Kyrgyzstan, Armenia and Georgia. “HQ and eliminations” represents transactions related to management activities within the group in Amsterdam, London and Luxembourg and costs relating to centrally managed operations and reconciles the results of our reportable segments and our total revenue and Adjusted EBITDA.
See Item 5 — Operating and Financial Review and Prospects — Reportable Segments and Note 2 - Segment information to our Audited Consolidated Financial Statements for further details.
Subsidiaries
    The table below sets forth our significant subsidiaries as of December 31, 2020. The equity interest presented represents our ownership interest, direct and indirect. Our percentage ownership interest is identical to our voting power for each of the subsidiaries listed below.

Name of significant subsidiary	Country of incorporation	Nature of subsidiary	Percentage of ownership interest

VEON Amsterdam B.V.	Netherlands	Holding	100.0%
VEON Holdings B.V.	Netherlands	Holding	100.0%
PJSC VimpelCom	Russia	Operating	100.0%
JSC “Kyivstar”	Ukraine	Operating	100.0%
LLP “KaR-Tel”	Kazakhstan	Operating	75.0%
LLC “Unitel”	Uzbekistan	Operating	100.0%
LLC “VEON Georgia”	Georgia	Operating	80.0%
LLC “Sky Mobile”	Kyrgyzstan	Operating	50.1%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100.0%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100.0%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100.0%
Global Telecom Holding S.A.E.	Egypt	Holding	99.6%
Omnium Telecom Algérie S.p.A.*	Algeria	Holding	45.4%
Optimum Telecom Algérie S.p.A.*	Algeria	Operating	45.4%
Pakistan Mobile Communications Limited	Pakistan	Operating	85.0%
Banglalink Digital Communications Limited	Bangladesh	Operating	100.0%

* The Group has concluded that it controls Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A, See Significant Accounting Judgments in Note 13 of the Audited Consolidated Financial Statements for further details.

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

    Our mobile and fixed-line businesses are dependent on interconnection services. The table below presents certain of the primary interconnection agreements that we have with mobile and fixed-line operators in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan and Kazakhstan:

Russia	We have interconnection agreements with mobile and fixed-line operators in Russia. During 2020, we had the following MTRs in Russia: average cost per minute of national traffic at 0.9483 RUB (US$ 0.0131) and average price per minute of national traffic at 0.9827 RUB (US$ 0.0136), which were broadly stable as compared to average cost per minute at 0.9480 RUB (US$ 0.0147) and average price per minute of national traffic at 0.9861 RUB (US$ 0.0152) in 2019 and average cost per minute at 0.9258 RUB (US$ 0.0148) and average price per minute of national traffic at 0.9750 RUB (US$ 0.0156) in 2018.

Pakistan	In the territories of Pakistan and Azad Jammu and Kashmir (“AJK”) and Gilgit-Baltistan, we have several interconnection agreements with mobile and fixed-line operators. Our MTRs in 2018 and 2019, were at PKR 0.9 (US$0.00739) and PKR 0.8 (US$0.0053), respectively, and in 2020 it was PKR 0.70 (US$0.00452).

Algeria
We have interconnection agreements with mobile, VoIP and fixed-line operators. For the 2016-2017 period, the evolution of MTRs was favorable to our business despite an asymmetry with our competitors. For the 2017-2018 period, our MTR remained stable and the asymmetry was reduced both in scope (with one competitor instead of two benefitting from the asymmetry) and in value (the gap between MTRs was reduced). In the reference interconnection offer approved for the 2018-2019 period, Autorité de Régulation de la Poste et des Communications Electroniques the (ARPCE) imposed symmetrical MTRs for all three operators for both voice and SMS (respectively DZD 0.95 for voice and DZD 1.5 for SMS). In the previous reference interconnect offer (2019-2020), the ARPCE returned to asymmetry for voice MTR (DZD 0.95, DZD 0.74, and DZD 0.67 for Ooredoo, Mobilis, and DJEZZY, respectively) while maintaining symmetry for SMS (DZD 1.5 ). In the last reference interconnection offer (2020-2021), symmetry was again applied for both voice (DZD 0.68 /min) and SMS (DZD 1.5).

Bangladesh
We have interconnection agreements with interconnection exchange (ICX) operators, international gateway (IGW) operators, mobile operators, internet protocol telephony service providers (IPTSPs) and fixed-line operators. The international termination rate was changed with effect from February 14, 2020, following which the minimum termination rates became US$ 0.006/min. Henceforth, IGW operators share 22.5% of international call termination revenue with mobile operators based on the minimum international call termination rate. The domestic termination rate was changed, with effect from August 14, 2018, to BDT 0.14/min or US$0.0017/min (terminating mobile operator gets BDT 0.10 (US$0.0012) and ICX gets BDT 0.04 (US$0.0005).

Ukraine
We have interconnection agreements with various mobile and fixed-line operators. As of December 31, 2020, in Ukraine, the effective MTR was UAH 0.12/min (US$0.0043) as well as effective IMTR equaled US$ 0.048/min.

Uzbekistan	We have interconnection agreements with various mobile and fixed-line operators. On September 5, 2017, the State Committee of Uzbekistan on Privatization, Demonopolization and Development of Competition (“State Committee of Uzbekistan”) issued an injunction requiring Unitel LLC to implement equal mobile termination rates for all national operators. Unitel LLC unsuccessfully challenged this injunction in Uzbek Courts. Our MTR for 2020 was UZS 0.05/minute as established by the court decision.
Kazakhstan
We have interconnection agreements with mobile and fixed operators. Our MTR for 2020 for local mobile operators was 5.60 KZT/min.($0.0132, inclusive of VAT) and for fixed operators was 14.80 KZT/min ($0.0351, inclusive of VAT).

Description of Our Mobile Telecommunications Business
The table below presents the primary mobile telecommunications services we offer to our customers and a breakdown of prepaid and postpaid subscriptions as of December 31, 2020.

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
(3)    For a description of the mobile services we offer in Kyrgyzstan and Georgia, see “—Mobile Business in Others.”
(4)    Includes 4G
(5)    Includes Smart Money (payment method for services via mobile phone)
(6)    Reflects mobile bundles provided in Kyrgyzstan.
(7)    Reflects services offered in Kyrgyzstan.

Mobile Business in Russia
    In Russia, through our operating company PJSC VimpelCom and our “Beeline” brand, we primarily offer mobile telecommunications services to our customers under two types of payment plans: postpaid plans and prepaid plans. As of December 31, 2020, approximately 87.9% of our customers in Russia were on prepaid plans.
    The table below presents a description of the primary mobile telecommunications services we offer in Russia.

Voice
•airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
Internet and Data Access
•GPRS/EDGE; 3G/HSPA; 4G/LTE; special wireless “Plug&Play” USB modems
Roaming
•active roaming agreements with 706 GSM networks in 214 countries
•GPRS roaming with 606 networks in 189 countries
•4G/LTE roaming with 325 networks in 133 countries
•roaming agreements generally state that the host operator bills PJSC VimpelCom for roaming services; PJSC VimpelCom pays these charges and then bills the customer for these services on a monthly basis

VAS
•caller-ID; voicemail; call forwarding; conference calling; missed call notification (via text); call blocking and call waiting
Messaging
•SMS (consumer and corporate); MMS and voice messaging (allows customers to send pictures, audio and video to mobile phones and to e-mails); mobile instant messaging
Content/infotainment
•voice services (including referral services); content downloadable to telephone (including music, pictures, games and video); RBT; mobile cloud solutions; geo-positioning and compass service for fleet and assets management; and M2M control center solution for all M2M/IoT verticals, Smart TV services, including Beeline TV

Mobile financial services
•Mobile payment; banking card; trusted payment; loans repayments; remittances; banks notification; and mobile insurance

    The table below presents a description of business licenses relevant to our mobile business in Russia. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
Super-regional GSM (GSM900, GSM1800, GSM900/1800, UMTS 900 and 4G/LTE 1800 standards)	Moscow, Central and Central Black Earth, North Caucasus, North-West, Siberia, Ural and Volga	September 2022- April 2023 (various dates)
GSM(1) (GSM900, GSM1800, GSM900/1800 and 4G/LTE 1800 standards)	Regions in the Far East super-region of Russia	2021 - 2025 (various dates)
	Orenburg region	June 2025
	Irkutsk region	2021 (various dates)
3G(2) (UMTS/LTE)	Nationwide(4)	May 2022
4G(3) (LTE)	Nationwide(4)	July 2022
4G/LTE 2600	32 districts of Russia	April 2026
(1)In total, our GSM licenses cover approximately 97% of Russia’s population.
(2)PJSC VimpelCom holds one of three 3G licenses in Russia.
(3)In July 2012, PJSC VimpelCom was awarded a mobile license, a data transmission license, a voice transmission license and a telematic license for the provision of 4G/LTE services in Russia. These licenses allow PJSC VimpelCom to provide services using radio-electronic devices in Russia via networks that use 4G/LTE standard equipment within any of the following frequency bands: 735-742.5/776-783.5 MHz; 813.5-821/854.5-862 MHz; and 2550-2560/2670-2680 MHz. Certain channels allocated to us in accordance with the licenses have restrictions on their use. To remove restrictions, we have to perform organizational technical measure field tests. The rollout of the 4G/LTE network is using a phased approach based on a pre-defined schedule pursuant to the requirements of the license.
(4)This includes 83 regions of Russia, except for Republic of Crimea and Sevastopol.

LICENSE FEES
PJSC VimpelCom must pay an annual fee for the use of radio frequency spectrum. These fees were RUB 3,952 million and RUB 3,946 million for the years ended December 31, 2020 and 2019, respectively. Under Federal Law No. 126 FZ “On Communication” and license terms, PJSC VimpelCom is required to make universal service fund contributions in the amount equal to 1.2% of corporate revenues from provided communications services. Universal service fund contributions were RUB 2,152 million and RUB 2,345 million for the years ended December 31, 2020 and 2019, respectively. PJSC VimpelCom is also subject to certain other license fees on a case-by-case basis.

Mobile bundles
    In 2020, we have kept our focus on product lines from a customer needs perspective, simplifying offers and maintaining competitive prices in combination with transparent conditions. In October 2020, a new product “Svyaz Z” was launched. There is no similar product in the market and the offering is based on conscious consumption – packages of internet, minutes and SMS are unlimited; there is no monthly subscription fee; and customers determine the level of internet, minutes and SMS service and related options they will consume. The tariff plan is managed within the MyBeeline app. We also continued to attract customers to our shared bundle product and сonvergence offers.

Distribution
    In 2020, we sought to optimize the number of our stores by closing unprofitable locations. Compared to December 31, 2019, as of December 31, 2020 the number of owned retail monobrand stores was 2,284 compared to 2,849; the number of franchise stores was 1,666 compared to 1,678; the number of “Know How” stores was 94 compared to 134; and the total number of owned retail monobrand stores was 4,044 stores compared to 4,661. We continued on the same course as in 2019 to increase the efficiency of retail stores and have closed a total of 872 stores over the last two years, which include own offices and franchise. We have no immediate plans to close further retail stores and expect the rising trend of online sales to positively affect the overall market and enable a more balanced and cost-efficient distribution footprint with fewer retail points in the future.

    In 2020, we maintained high availability of live agents at call centers, simplified a number of service procedures and business processes, and endeavored to improve overall customer care, operational efficiency and customer experience. In addition, several initiatives have been launched to continue the transition of our customer care functions from traditional voice channels to digitalized text and self-service channels. Notably, we have launched a project focused on dynamic Interactive Voice Response (IVR) FTTB structures where these structures have been built according to the principles of simplifying communication by text, rejecting unpopular and ineffective parts, checking customer data and offering only relevant services. We also launched Digital Code, an identification method by which a client receives a one-time password to perform a service operation. More than 500 clients connected using Digital Code in December 2020 and January 2021. Furthermore, our mobile self-service application for iOS and Android was downloaded approximately 16.2 million times in 2020, and the monthly active base of the MyBeeline platform reached 11.5 million active customers per month as of December 2020. We continued to develop ChatBot, a software robot that converses in natural language and provides necessary information and answers client questions as a call center operator in our mobile application and website.

Competition
    The following table shows our and our primary mobile competitors’ respective customer numbers in Russia as of December 31, 2020:

Operator	Customers in Russia (in millions)
MTS	78.0
MegaFon	75.8
PJSC VimpelCom	49.9
Tele2	45.9

Source: Omdia.
    According to Omdia, there were approximately 249.6 million mobile customers in Russia as of December 31, 2020, compared to 253.5 million mobile customers as of December 31, 2019, representing a mobile penetration rate of approximately 174.7%, compared to approximately 177.2% as of December 31, 2019.

Mobile Business in Pakistan
    In Pakistan, customers continued to migrate to 4G/LTE following its launch in 2017. We operate in Pakistan through our operating company, PMCL and our brand, “Jazz,” which is the historic Mobilink brand together with the merged Warid brand. In 2020, PMCL provided 3G services in over 300 towns and cities and 4G/LTE services in 243 cities.

    In Pakistan, we offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2020, approximately 97.1% of our customers in Pakistan were on prepaid plans.

    The table below presents the primary mobile telecommunications services we offer in Pakistan.

Voice
•airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
Internet and data access
•GPRS, EDGE, 3G and 4G/LTE
Roaming
•active roaming agreements with 319 GSM networks in 148 countries
•GPRS roaming with 246 networks in 116 countries
•CAMEL roaming through 125 networks in 70 countries
•LTE roaming through 55 networks in 40 countries
•roaming agreements generally state that the host operator bills PMCL for the roaming services; PMCL pays these charges and then bills the customer for these services on a monthly basis
VAS
•caller-ID; voicemail; call forwarding; missed call alert; credit balance; balance share; conference calling; call blocking and call waiting
Messaging
•SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail), and mobile instant messaging
Content/infotainment
•ecosystem of digital services: mobile TV, music and live audio streaming, video streaming, mobile magazine, sports (including cricket), mega deals, games
Mobile financial services(1)
•mobile payment; banking card; trusted payment; banks notification; and mobile insurance

(1)    Mobilink Microfinance Bank Limited (“Mobilink Bank”), our wholly owned subsidiary, carries on a microfinance banking business and provides certain MFS, DFS and traditional banking services (including the granting of microfinance loans, provision of credit, payment and transfer services and a variety of other banking services)  in Pakistan under license granted by the State Bank of Pakistan and is subject to regulation by the State Bank of Pakistan.  In partnership with Jazz, Mobilink Bank offers mobile wallets and payment services under the brand “JazzCash”.

    The table below presents a description of business licenses relevant to our mobile business in Pakistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License(1)(3)	Expiration
2G(4)	Nationwide	2022
	Nationwide	2019 (2)
3G	Nationwide	2029
4G/LTE (NGMS)	Nationwide	2032
	Nationwide	2019 (2)

(1)Warid (now merged with Jazz) acquired a 15-year technology neutral license in 2004 for US$291 million. US$145.5 million was paid upfront with the remainder paid in ten equal annual installments starting with a four-year grace period, with the last payment made May 2018.  The same 2G license was amended in December 2014 by the Pakistan Telecommunication Authority (“PTA”) to allow Warid to provide 4G/LTE services in Pakistan. Additionally, the National Accountability Bureau is currently conducting an investigation into certain former PTA and other officials, and has requested information from Jazz concerning Warid’s 2014 license amendment while the investigation is ongoing.
(2)The ex-Warid license renewal was due in May 2019. Pursuant to directions from the Islamabad High Court, the PTA issued a license renewal decision on July 22, 2019 requiring payment of US$40 million per MHz for 900 MHz spectrum and US$29.5 million per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately US$450 million (excluding applicable taxes of approximately 13%). On August 17, 2019, Jazz appealed the PTA’s order to the Islamabad High Court. On August 21, 2019, the Islamabad High Court suspended the PTA’s order pending the outcome of the appeal and subject to Jazz making payment in the form of security (under protest) as per the options given in the PTA’s order. In September 2019 and May 2020, Jazz deposited approximately US$225 million and US$58 million, respectively, in order to maintain its appeal in the Islamabad High Court regarding the PTA’s underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit. The most recent hearing on this matter was concluded before the Islamabad High Court on March 1, 2021 and a judgment is now pending.
(3)In addition, PMCL and its subsidiaries have other licenses, including LDI, WLL, TTP, local loop licenses, licenses to provide non-voice communication services, and licenses to provide class VAS in Pakistan, AJK and Gilgit-Baltistan. The licensees must also pay annual fees (0.5%) to the PTA and make universal service fund contributions (1.5%) and/or research and development fund contributions (0.5%), as applicable, in a total amount equal to a percentage of the licensees’ annual gross revenues (less certain allowed deductions) for such services.
(4)In 2007, PMCL renewed its 2G license for a further term of 15 years. As of December 31, 2020, PMCL had paid its outstanding balance of US$14.5 million to the PTA for the renewal of its 2G license (paid on December 5, 2019). This amount had been payable in yearly installments of US$14.5 million, payable in December of each year, until December 2019. PMCL has two 15-year licenses for provision of cellular mobile 2G services in AJK and Gilgit-Baltistan.

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

PMCL’s total license fees (annual license fees plus revenue sharing) in Pakistan (excluding the yearly installments noted above) were US$23.7 million, US$24.7 million and US$26.9 million for the years ended December 31, 2020, 2019 and 2018, respectively. PMCL’s total spectrum administrative fee payments, including for Warid’s spectrum, were US$2.1 million, US$1.6 million and US$1.9 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Mobile bundles
    We continue to focus on a technology agnostic mobile internet portfolio, meaning same pricing across 2G, 3G and 4G/LTE technologies. n Pakistan, we offer a portfolio of tariffs and products designed to cater to the needs of specific market segments, including mass-market customers, youth customers, personal contract customers, SOHOs (with one to three employees), SMEs (with four to 249 employees) and enterprises (with more than 249 employees). We offer corporate customers several postpaid plan bundles, which include on-net minutes, variable discounts for closed user groups and follow-up minutes based on bundle commitment. We also offer dedicated account management to large corporates and 24x7 business helpline for support.

Distribution
    As of December 31, 2020, our sales channels in Pakistan included one company store, 21 business centers, a direct sales force of 183 employees looking after indirect sales channels, 407 exclusive franchise stores currently active and over 200,000 non-exclusive third-party retailers. For top-up, we offer prepaid scratch cards and electronic recharge options, which are distributed through the same channels. Jazz brand SIMs are sold through more than 43,101 retailers, supported by biometric verification devices.

Competition
    The following table shows our and our competitors’ respective customer numbers in Pakistan as of December 31, 2020 :

Operator	Customers in Pakistan (in millions)
PMCL (“Jazz”)	66.4
Telenor Pakistan	47.6
Zong	38.6
Ufone	23.1

Source: The Pakistan Telecommunications Authority.
    According to the PTA, there were approximately 175.6 million mobile customers in Pakistan as of December 31, 2020, compared to 165.4 million mobile customers in Pakistan as of December 31, 2019, representing a mobile penetration rate of approximately 82.3% compared to 78.2% as of December 31, 2019.

Mobile Business in Algeria
    We operate in Algeria through our operating company, Optimum, and our brand, “Djezzy.” Optimum provides 4G/LTE services in Algeria in 45 of 48 provinces across the country, including Algiers, and the largest provinces in terms of population. In Algeria, we generally offer our customers mobile telecommunications services under prepaid and postpaid plans. As of December 31, 2020, prepaid, postpaid and hybrid (a monthly fee with recharge possibility) represented approximately 86%, 3% and 11%, respectively, of the revenue generated by all our customers in Algeria.
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

Voice
•airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
Internet and data access
•GPRS, EDGE, 3G and 4G/LTE technology
•data services available via pay-per-use and via a bundle
Roaming
•active roaming agreements with 466 GSM networks in 158 countries
•GPRS roaming with 331 networks in 119 countries
•3G roaming with 271 networks in 112 countries
•4G/LTE roaming with 93 networks in 47 countries
•GPRS, EDGE, 3G and 4G/LTE technology
•roaming agreements generally state that the host operator bills OTA for roaming services; OTA pays these charges and then bills the customer for these services on a monthly basis
VAS
•caller-ID; call forwarding; conference calling; call blocking; call waiting; beep call; verso+; collect SMS; VMS vocal message service; A2P; and short code third party services
Messaging
•SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail), and mobile instant messaging
Content/infotainment
•mobile message notification service offering packages with various types of content (sports, news, food, culture) (SMS SCOOP); ring back tunes (RBT); co-branding with VTC service app (Yassir); game portal; QUIZ game (Instawin)

Mobile financial services
•peer-to-peer credit transfer and credit loan
    The table below presents a description of business licenses relevant to our mobile business in Algeria. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
2G(1)	Nationwide	2021
VSAT(2)	Nationwide	2024
3G(3)	Nationwide	2028
4G/LTE(4)	Nationwide	2031

(1)In 2001, OTA was awarded a 15-year license to operate a 2G telecommunications network for an aggregate fee of approximately US$737 million. The license expired in 2016 and was renewed for a five-year period at no additional cost (Decree 17-195 of June 11, 2017).

(2)In 2003, OTA acquired a VSAT data-voice license for an aggregate fee of US$2.05 million and renewed the license in 2014 for an additional period of five years, at no additional cost. This license expired in April 2019, and, a new license agreement was signed in September 2019 between Optimum, ARPCE and MPT, with publication of the executive decree finalizing the renewal on March 31, 2020.

(3)In 2013, OTA was awarded a 15-year license to operate a 3G telecommunications network for an aggregate fee of approximately US$38 million, which was paid in full in 2013. Under the terms of its 3G license, OTA is required to pay an additional annual revenue sharing fee of 1% based on 3G revenues less interconnection costs.

(4)Under the terms of its 4G/LTE license, Optimum is required to pay an additional annual revenue sharing fee of 1% based on 4G/LTE revenues less interconnection costs.

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
OTA’s total license fees in Algeria were US$59.9 million, US$65.1 million, and US$62.6 million for the years ended December 31, 2020, 2019 and 2018, respectively, of which US$28.0 million, US$27.8 million, and US$28.1 million, respectively, was related to spectrum charges, and US$31.9 million, US$37.3 million(1), and US$34.5 million, respectively, was related mainly to contributions made to the Universal Services of Telecommunications fund and to the number plan management over the same periods.

(1)     Reflects a change of the universal services tax calculation rule, from a calculation base of 3% of total revenue less interconnection cost to a calculation base of 3% of total revenue, with retroactivity in 2018 (with an impact of US$2.2 million reported in 2019).

Distribution
    As of December 31, 2020, we sell our mobile telecommunications services through our 87,429 shops, via both direct and indirect channels, of which 111 were monobrand shops rented, equipped, staffed and managed by Optimum and equipped with IT material and sales applications. Our seven exclusive national distributors cover all 48 wilayas (provinces) of Algeria and are distributing our products through over 87,318 points of sale, of which all are authorized to sell airtime and 15,809 are authorized to sell SIMs. As of December 31, 2020, we also had a pool of more than 87 agents in a call centers directly managed by Optimum providing customer care services, including retention, troubleshooting and handling of complaints.

Competition
    Growth in Algeria’s mobile market is expected to slow, and attention is expected to shift to maintaining or improving ARPU, supported by data revenue growth after the commercial launch of 4G/LTE networks.
    The following table shows our and our competitors’ respective customer numbers in Algeria as of December 31, 2020:

Operator	Customers in Algeria (in millions)
Mobilis	18.7
Optimum (“Djezzy”)	14.1
Ooredoo	12.3

Source: Omdia.
    According to Omdia, there were approximately 45.2 million mobile customers in Algeria as of December 31, 2020, compared to 45.7 million mobile customers as of December 31, 2019, representing a mobile penetration rate of approximately 105.1%, compared to 107.8% as of December 31, 2019.

Mobile Business in Bangladesh
    We operate through our operating company, Banglalink Digital Communications Limited (“BDCL”) with our brand “banglalink” in Bangladesh. On February 19, 2018, BDCL acquired a 4G/LTE license for US$1.2 million in order to launch a high-speed data network. Following the rollout of 4G/LTE network, BDCL’s data customers as well as data usage have grown rapidly, which contributed to an increase in BDCL’s data revenue and ARPU.

     The telecommunications market in Bangladesh is largely comprised of prepaid customers. As of December 31, 2020, approximately 94% of our customers were on prepaid plans.

    The table below presents the primary mobile telecommunications services we offer in Bangladesh.

Voice
•voice telephony to postpaid and prepaid customers through voice packs and mixed bundles
Internet and data access
•GPRS, EDGE, 3G and 4G/LTE technology
•data services provided via pay-per-use and via bundles
Roaming
•active roaming agreements with 400 GSM networks in 145 countries
•GPRS roaming with 301 networks in 115 countries
•maritime roaming and in-flight roaming
•roaming agreements generally state that the host operator bills BDCL for roaming services; BDCL pays these charges and subsequently bills the customer for these services on a monthly basis
VAS
•call forwarding; conference calling; call blocking; call waiting; caller line identification presentation; call me back; and voicemail missed call alert
Messaging
•SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail) and mobile instant messaging
Content/infotainment
•news alert service; sports related content; job alerts; music streaming; mobile TV; content download; religious content; and RBT
Mobile financial services
•SMS and data network is provided to Bangladesh Post Office for their Mobile Money Order service

    The table below presents a description of business licenses relevant to our mobile business in Bangladesh. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
2G(1)	Nationwide	2026
3G(2)	Nationwide	2028
4G/LTE(3)	Nationwide	2033

(1)In November 1996, BDCL was awarded a 15-year GSM license to establish, operate and maintain a digital mobile telephone network to provide 2G services throughout Bangladesh. The license was renewed in November 2011 for a further 15-year term.
(2)In September 19, 2013, following a competitive auction process, BDCL was awarded a 15-year license to use 5 MHz of technology neutral spectrum in 2100MHz band and was also awarded a 3G license, for which it paid a total cost of BDT 8,677.4 million (inclusive of 5% VAT), including both a license acquisition fee and a spectrum assignment fee.
(3)On February 19, 2018, BDCL acquired a 4G/LTE license for US$1.2 million. BDCL also acquired the right to use 10.6 MHz technology neutral of spectrum in 1800 MHz (5.6) and 2100 MHz (5) for US$323 million including VAT (33.34% of the fee has been considered as tariff value for 15% VAT). Banglalink also converted 15MHz of existing 2G spectrum for US$37.01 million.

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

BDCL’s total license fees (annual license fees plus revenue sharing) in Bangladesh were equivalent to US$ 36.8 million, US$36.9 million, and US$34.7 million for the years ended December 31, 2020, 2019, and 2018, respectively. In addition to license fees, BDCL pays annual spectrum charges to the BTRC, calculated according to the size of BDCL’s network, its frequencies, the number of its customers and its bandwidth. The annual spectrum charges are payable on a quarterly basis and reconciled at the end of each year.

BDCL’s annual spectrum charges were equivalent to US$10.3 million, US$11.8 million, and US$11.8 million for the years ended December 31, 2020, 2019, and 2018, respectively.

Distribution
    As of December 31, 2020, our sales and distribution channels in Bangladesh included 85 monobrand stores, a direct sales force of 58 enterprise sales managers and 165 zonal sales managers (for mass market retail sales), 54,026 retail SIM outlets, 275,047 top-up selling outlets, online sales channels, and 4,340 key retail outlets. We provide a top-up service through mobile financial services, ATMs, recharge kiosks, international top-up services, SMS top-up and the banglalink online recharge system. We provide customer support through our contact center, which operates 24 hours a day and seven days a week. The contact center caters to a number of after-sales services to all customer segments with a special focus on a “self-care” app to empower customers and avoid customer reliance on call center agents. In order to stimulate data usage and smartphone penetration, we offer banglalink branded internet through reverse-bundle model via device partners’ channels.

Competition
    The mobile telecommunications market in Bangladesh is highly competitive. The following table shows our and our competitors’ respective customer numbers in Bangladesh as of December 31, 2020.

Operator	Customers in Bangladesh (in millions)
Grameenphone	79.0
Robi Axiata	50.9
BDCL (“banglalink”)	35.3
Teletalk	4.9

Source: Bangladesh Telecommunication Regulatory Commission.
    According to the Bangladesh Telecommunication Regulatory Commission, the top three mobile operators, Grameenphone, Robi Axiata and Banglalink, collectively held approximately 97.1% of the mobile market which consisted of approximately 170.1 million customers as of December 31, 2020, compared to 165.6 million customers as of December 31, 2019. According to Omdia, as of December 31, 2020, a mobile penetration rate comprised approximately 98.3% compared to 97.2% as of December 31, 2019.

Mobile Business in Ukraine
    We operate in Ukraine with our operating company “Kyivstar” JSC and our brand, “Kyivstar.” The Ukrainian mobile market operates on a 2G, 3G and 4G/LTE basis. As of December 31, 2020, approximately 85% of our customers in Ukraine were on prepaid plans. Kyivstar secured 4G/LTE licenses and spectrum in two separate transactions in 2018.

    The table below presents the primary mobile telecommunications services we offer in Ukraine.

Voice
•airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
Internet and data access
•GPRS/EDGE, 3G and 4G/LTE
Roaming
•active roaming agreements for 495 networks in 189 countries
•GPRS roaming on 432 networks in 167 countries
•3G roaming on 319 networks in 133 countries
•4G/LTE roaming on 100 networks in 67 countries
Messaging
•SMS;voice messaging and SMS services (including information services such as news, weather, entertainment chats and friend finder)
Content/infotainment
•voice services (including referral services); content downloadable to telephone (including music, pictures, games and video); mobile TV and RBT
Mobile financial services
•mobile payment; banking card; trusted payment; banks notification; mobile insurance; and Smart Money (payment method for services via mobile phone)

    The table below presents a description of business licenses relevant to our mobile business in Ukraine. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
GSM900 and GSM1800(1)	Nationwide	October 5, 2026(4)
3G(2)	Nationwide	April 1, 2030
4G/LTE(3)	Nationwide	July 1, 2033 (1800 MHz)
4G/LTE(3)	Nationwide	January 31, 2033 (2600 MHz)
4G/LTE(5)	25 Regions (excl. Crimea & Sevastopol)	July 1, 2040 (900 MHz)

(1)Licenses were received on October 5, 2011 for a term of 15 years each.
(2)The license was issued on April 1, 2015 for a term of 15 years. Services provided in the 2100 MHz band. We have also obtained a range of national and regional radio frequency licenses for the use of radio frequency resources in the referred standards and in specified standards— radio-relay and WiMax. Our network coverage is (except the Anti-Terrorist Operation zone where Kyivstar is not able to use and control its network): 91.46% of the 2G network; 18.7% of the 3G network; 9,864 localities covered by 2G network; and 25,484 localities covered by 3G network.
(3)Kyivstar secured 4G/LTE licenses and spectrum in two separate transactions in 2018. Following the auction held on January 31, 2018, Kyivstar acquired 15 MHz (paired) of contiguous frequency in the 2600 MHz band for UAH 0.9 billion (approximately US$32 million). In addition, on March 6, 2018, Kyivstar secured the following spectrum through auction in the 1800MHz band: 25MHz (paired) for UAH 1.325 billion (approximately US$47 million) and two lots of 5MHz (paired) for UAH 1.512 billion (approximately US$54 million).
(4)The date is valid for licenses to provide telecommunications services. Due to the changes to legislation that came into force on December 24, 2019, extensions and renewals of these licenses will not be required in future.
(5)The licenses for the radio frequency resource in 900 MHz re-issued (1 July 2020) as part of a government project on 900 MHz redistribution and refarming as a way to introduce 4G (LTE) into 900 MHz. As a result of this project, Kyivstar returned 12.5 MHz and received back on average across the country 11.9 MHz, out of which 6.2 MHz was provided with technological neutrality license conditions.

LICENSE FEES
In 2020, Kyivstar PJSC made spectrum and license payments as follows: annual fee for the use of radio frequency spectrum - UAH 976 million (paid to the State Budget); EMC and monitoring - UAH 255.2 million (paid to Ukrainian State Center of Radio Frequencies); and an extension of existing licenses and acquisition of new licenses including within the framework of refarming project for implementation of LTE-900 (13 licenses in all) on use of radio frequency spectrum - UAH 350,5 million (paid to the State Budget).

Mobile bundles
     Kyivstar offers bundles including combinations of voice, SMS, mobile data and OTT services.

Distribution
    Kyivstar’s strategy is to maintain a leadership position by using the following distribution channels: distributors (37% of all connections), local chains (14%), national chains (8%), monobrand stores (23%), direct sales (12%) and active sales (7%).
Competition
    The following table shows our and our primary mobile competitors’ respective customer numbers in Ukraine as of December 31, 2020:

Operator	Customers (in millions)
Kyivstar	25.9
“VF Ukraine” JSC	19.6
“lifecell” LLC	8.0

Source: Omdia

    Kyivstar competes primarily with “VF Ukraine” JSC, operating under the Vodafone brand, which is 100% owned by Bakcell LLC (NEQSOL Holding international group of companies) and operates a GSM900/1800 and an LTE 1800/2600/900 network in Ukraine. Kyivstar also competes with “lifecell” LLC, which is 100% owned by Turkcell, as well as with Trimob LLC, a 100% affiliate company of Ukrtelecom to provide services under a 3G license, and with other small CDMA operators.
    According to Omdia, as of December 31, 2020, there were approximately 54.8 million customers in Ukraine, representing a mobile penetration rate of approximately 125.4% compared to 55.0 million customers and a mobile penetration rate of 125.3% as of December 31, 2019.

Mobile Business in Uzbekistan
    In Uzbekistan, we operate through our operating company, LLC “Unitel,” and our brand, “Beeline.” We offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2020, approximately 97.0% of our customers in Uzbekistan were on prepaid plans.
    Our 3G/HSPA services were commercially launched in 2008, and the majority of the network was constructed in 2010. Our 4G/LTE services were commercially launched in 2014. Unitel was the first mobile operator to provide 4G/LTE services.

    The table below presents the primary mobile telecommunications services we offer in Uzbekistan.

Voice
•airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
•GSM service is provided in 2G and 3G networks; call duration for one session is limited to 40 minutes
Internet and data access
•GPRS/EDGE/3G/4G/LTE networks
Roaming
•active roaming agreements with 492 GSM networks in 186 countries
•GPRS roaming with 399 networks in 163 countries
•CAMEL roaming through 302 networks in 125 countries
•roaming agreements generally state that the host operator bills us for roaming services; we pay these charges and then bill the customer for these services on a monthly basis
VAS
•caller-ID; voicemail; call forwarding; conference calling; call blocking; and call waiting
•the process of implementation of two-step verification for VAS subscriptions (the “double yes” program) began in December 2020 and is part of the transparency policy for all of Beeline users

Messaging
•SMS and voice messaging
Content/infotainment
•Beeline Games (more than 1000 mobile games), Beeline Press (more than 200 periodicals), and partnership project with Bookmate (online service for books and audiobooks); Beeline Club 2.0 (loyalty program available via app, online, USSD. universal virtual discount and cashback card); virtual cashback; and My Beeline app

Mobile financial services
•proprietary payment system “Beepul” (including card-to-card transfer); bank card payments; trusted payment; and M-commerce

    The table below presents a description of business licenses relevant to our mobile business in Uzbekistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
GSM900/1800(1)	Nationwide	August 7, 2031
3G(1)	Nationwide	August 7, 2031
4G/LTE(1)	Nationwide	August 7, 2031
International Communication Services License	Nationwide	2026
Data Transfer	Nationwide	Unlimited/Unlimited(2)
Inter-city communication services license	Nationwide	2026
TV broadcasting	Nationwide	2023

(1)Requires annual license fee payments.
(2)License for exploitation of the data transfer network does not have a fixed term, and the license for design, construction and service provision of data transfer network was renewed in June 2020 with an unlimited term.

LICENSE FEES
In 2020, Unitel LLC made payments for spectrum and licenses with the following split: the annual fee for use of radio frequency spectrum in the total amount of US$6,062,848 and renewal of existing licenses (7 licenses in total) in the total amount of US$2,992,720 paid to the state budget of Ministry for Development of Information Technologies and Communications.

Mobile bundles
    We offer bundled tariff plans, which may differ by types or volume of traffic, duration (daily, weekly, fortnightly, and monthly), and region or charge type. Currently, we provide data only bundles consisting of different types of traffic volume, charge and duration and integrated bundles consisting of traditional voice with SMS and data traffic, including digital services.
Distribution
    In Uzbekistan, we offer a portfolio of tariffs and products for the prepaid system designed to cater to the needs of specific market segments, including mass-market customers, youth customers and high value contract customers. Further, we have the following four segments in our postpaid system: large accounts, business to government, SME and SOHO. As of December 31, 2020, our sales channels in Uzbekistan include 28 owned offices, 562 exclusive stores and 1,934 multibrand stores.

Competition
    The following table shows our and our primary mobile competitors’ respective customers in Uzbekistan as of December 31, 2020:

Operator	Customers (in millions)
LLC “Unitel”	6.8
Ucell	5.0
UzMobile (Uzbektelecom)	4.2
UMS	2.8
Perfectum	0.4

Source: Omdia
    According to Omdia, as of December 31, 2020, there were approximately 19.2 million mobile customers in Uzbekistan, representing a mobile penetration rate of approximately 60.4% compared to 22.6 million customers and a mobile penetration rate of 72.0% as of December 31, 2019.

Mobile Business in Kazakhstan
    In Kazakhstan, we operate as Beeline Kazakhstan, the country’s largest independent mobile operator. As of December 31, 2020, approximately 93.6% of our customers in Kazakhstan were on prepaid plans.

    The table below presents the primary mobile telecommunications services we offer in Kazakhstan.

Voice
•Standard voice services
•Prepaid and postpaid airtime charges from customers, including weekly and monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime usage when customers travel abroad

Internet and data access
•3G and 4G/LTE service
•technology neutral licenses
Roaming
•Voice roaming with 571 networks in 195 countries
•4G/LTE roaming with 251 networks in 94 countries
•GPRS roaming with 486 networks in 156 countries
•CAMEL roaming through 423 networks in 167 countries
•roaming agreements generally state that the host operator bills us for roaming services; we pay these charges and then bill the customer for these services on a monthly basis
VAS
•caller-ID; voicemail; call forwarding; call blocking; trusted payment; mobile transfer (transferring funds from the balance of one subscriber to the balance of another)
Messaging
•SMS; display of Beeline account balance information
Content/infotainment
•Brand Content (including Yandex, ZVOOQ, Book.beeline.kz, Viktorina, RingBack Tone (RBT), Press, SeZim, Beeline.Music, NoStress, MySafety, Traditional, Engster, Fitness)
•SMS inform, free phone (Voice CPA)

Mobile financial services
•mobile payments (including Kazeuromobile and Woopay payment organizations •mobile transfers (including Sim2Sim, Sim2Card, Sim2IBAN, Sim2ATM, Sim2post) •bank card payments •trusted payment •Google DCB

    The table below presents a description of business licenses relevant to our mobile business in Kazakhstan.

Licenses (as of December 31, 2020)	Expiration
Mobile services (GSM900/1800, UMTS/WCDMA2100, 4G/LTE800/1800)	Unlimited term

•License received on August 24, 1998.
•KaR-Tel has permission to use of spectrum in 800 MHz, 900 MHz, 1800 MHz and 2100 MHz for mobile services and in 2.5-2.6 GHz, 3.3-3.5 GHz, and 5,5 GHz for wireless access to internet (WLL).
•Upfront payments in US$ are: 800 MHz (US$62,691,378) in 2016, 900 MHz (US$67,500,000) in 1998, 1800 MHz (US$10,958,904) for 4G in 2016, 2G (US$20,783,107) in 2008, and 2100 MHz (US$34,106,412) in 2010.

LICENSE FEES
Under the Kazakhstan tax code, in 2020 KaR-Tel was required to pay: (i) an annual fee for the use of radio frequency spectrum amounting to KZT 5,948,967,486 for mobile and KZT 193,909,866 for a wireless local loop (WLL); and (ii) a mobile services provision payment amounting to 1.3992% of corporate revenues from provided communications services, which totaled KZT 1,998,605,531.

Mobile bundles
    Our suite of integrated bundles is designed for active internet-users. We focus on data services, such as unlimited access to popular resources: social networks, instant messaging and video hosting. Our tariffs include many useful functions for free: exchange of minutes to GB and vice versa, the ability to share the rest of the packages with friends and family. We have added free access to mobile TV with popular movies and TV series to all tariffs. Our family option allows customers to join groups of up to 5 people and economize. In 2021, we will continue to develop internet services and mobile gaming. We will release a tariff constructor, where customers can customize a tariff according to their needs. All bundles work with a mixed payment system: they automatically switch to daily payment if the current balance is insufficient for full payment. The penetration of bundles into the active base is 87.5%.

Distribution
    We distribute our products in the countries in Kazakhstan through owned monobranded stores, franchises and other distribution channels. As of December 31, 2020, we had 69 total stores in Kazakhstan (including 9,000 other points of sale and 466 electronics stores).

Competition
    The following table shows our and our primary mobile competitors’ respective customers in Kazakhstan as of December 31, 2020:

Operator	Customers (in millions)
Beeline Kazakhstan	9.54
Kcell	8.01
Tele2/Altel	6.7

Source: Ministry of National Economy of the Republic of Kazakhstan, Statistics Committee, Agency for strategic planning and reforms of the Republic of Kazakhstan, Beeline Kazakhstan data and Kcell Q4 2020 public disclosure.

    According to Ministry of National Economy of the Republic of Kazakhstan, Statistics Committee and other data sources noted above, as of December 31, 2020, there were approximately 24.3 million mobile customers in Kazakhstan, representing a mobile penetration rate of approximately 129.0% compared to 25.7 million customers and a mobile penetration rate of 138% in 2019.

Mobile Business in Others
    In the countries in our “Others” category, we generally offer our customers mobile telecommunications services under prepaid and postpaid plans.
    The “Others” category represents our operations in Kyrgyzstan and Georgia. For information on reportable segments, see Item 5 — Operating and Financial Review and Prospects — Reportable Segments.
    As of December 31, 2020, we had the following percentages of prepaid and postpaid customers:

Payment Plan	Kyrgyzstan	Georgia
Prepaid	94.9%	100%
Postpaid	5.1%	—

Voice
•Standard voice services
•Prepaid and postpaid airtime charges from customers, including weekly and monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime usage when customers travel abroad.

Internet and Data Access
•3G and 4G/LTE services in each of Kyrgyzstan and Georgia
•technology neutral licenses in each of Kyrgyzstan and Georgia
Roaming
Kyrgyzstan	Voice: 434 networks in 130 countries
GPRS: 279 networks in 102 countries
4G/LTE:108 networks in 58 countries
CAMEL: 210 networks in 88 countries
Georgia	Voice: 242 networks in 93 countries
GPRS: 218 networks in 83 countries
CAMEL: 171 networks in 67 countries
•roaming agreements generally state that the host operator bills for roaming services; we pay these charges and then bill the customer for these services (in some cases on a monthly basis)
VAS
•caller-ID; voicemail; call forwarding; conference calling; call blocking and call waiting
Messaging
•SMS, MMS, voice messaging and mobile instant messaging
Content/infotainment
•SMS CPA, Voice CPA, RBT, voice services (including referral services), content downloadable to telephone (including music, pictures, games and video); access to radio or television broadcasting online or via mobile app

Mobile financial services
•balance transfer, trusted payment, mobile wallet

    The table below presents a description of business licenses relevant to our mobile business in Others. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Country	Licenses (as of December 31, 2020)	Expiration
Kyrgyzstan	Radio spectrum of 2600 MHz for the certain territory of Kyrgyzstan (technology neutral) 2530-2550MHz/2650-2670MHz	February 2030
	Radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 796-801MHz/837-842MHz	September 2025
	Radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 791-796MHz/832-837MHz	December 2026
	Radio spectrum of 900 MHz, 1800 MHz and 2100 MHz for the entire territory of Kyrgyzstan (technology neutral)	October 2024
	National license for electric communication service activity	Unlimited term
	National license for base station transmission	December 2024
	National license for services on data traffic	Unlimited term
	Radio spectrum for one site (transmission)	May 2023
Georgia	GSM1800 10 MHz frequency	February 2030
	GSM900 5.49 MHz frequency	February 2030
	LTE 800 10 MHz frequency	February 2030
	10 MHz 3G frequency	December 2031

Wireless internet services
    We have promotional zero-zones for major local and international social networks in each of these countries to lower the entry barrier for new data users and stimulate consumption for existing ones. We also focus on smartphone penetration growth in each of these countries as the major source of effective demand for our mobile internet services.

Distribution
    We distribute our products in the countries in our “Others” category through owned monobranded stores, franchises and other distribution channels. As of December 31, 2020, we had 76 stores in Kyrgyzstan (including 5969 other points of sale) and 28 stores in Georgia.

Mobile customers and mobile penetration rate

    The table below presents our total number of customers and the total mobile penetration rate for all operators in each of the countries in our “Others” category as of December 31, 2020 and December 31, 2019.

	2020 (millions of customers)	Mobile Penetration	2019 (millions of customers)	Mobile Penetration
Kyrgyzstan	2.5	123.6%	2.6	124.7%
Georgia	1.3	116%	1.3	134.8%

Source: Omdia; and the Georgian National Communications Commission.

Description of Our Fixed-line Telecommunications
    In Russia, Ukraine and Uzbekistan, we offer voice, data and internet services to corporations, operators and consumers using a metropolitan overlay network in major cities and fixed-line telecommunications using inter-city fiber optic and satellite-based networks. In Kazakhstan, we offer a range of fixed-line business services for B2O, B2B and B2C segments. In Pakistan, we offer internet and value-added services over a wide range of access media, covering major cities of Pakistan. We do not offer fixed-line telecommunications services in Algeria, Bangladesh, Kyrgyzstan or Georgia.

Fixed-line Business in Russia

The table below presents a description of the fixed-line telecommunications services we offer in Russia.

Services
•network access and hardware and software solutions, including configuration and maintenance, SaaS and an integrated managed service
•local access services by connecting the customers’ premises to our own fiber network, international and domestic long-distance services and VSAT services to customers located in remote areas
•internet access to both corporate and consumer customers through backbone networks and private line channels
•IP address services, the ability to rent leased channels with different high-speed capacities and remote access to corporate information, databases and applications.
•managed Wi-Fi networks based on IEEE 802.11b/g/n/ac wireless technology
•virtual PSTN number, xDSL services, session initiation protocol (SIP) connection, financial information services, data center services, such as co-location, web hosting, audio conference and domain registration services

•IPTV services (1.88 million customers), virtual PBX, certain Microsoft Office packages (including SaaS), web-videoconferencing services and sale, rental and technical support for telecommunications equipment

•Pay TV (cable TV) (21,842 customers)
•OTT TV (TVE)
•FMC product services (1,534,131 customers)
•carrier and operator services, including voice, internet and data transmission over our own networks and roaming services
•MPLS-based IP VPN, local, domestic and international private lines, equipment and equipment maintenance (under interconnection agreements with international global data network operators
•high-speed domestic and international channels to international and Russian operators to sell excess backbone network capacity
Coverage
•all major population centers
•40 regions of Russia (189 cities covered by FTTB network), including FVNO projects (10 cities)
Operations
•operate a number of competitive local exchange carriers that operate fully digital overlay networks in a number of major Russian cities
Customers
•FTTB and FMC
•large multinational corporate groups
•government clients
•SMEs
•high-end residential buildings in major cities

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

Voice Services
•Rostelecom	•TransTelecom	•OJSC “Multiregional TransitTelecom”
Data Services
•Rostelecom	•TransTelecom	•MegaFon
Fixed-line Broadband
•Rostelecom	•Akado	•NetbyNet
•MTS and its subsidiaries	•ER-Telecom

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
Licenses
    The table below presents a description of business licenses relevant to our fixed-line business in Russia and which expire in 2021. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
Local Communications Services	Moscow	August 30, 2021
	Yekaterinburg	February 16, 2026
	Khabarovsk	October 31, 2021
	Krasnodar	October 1, 2021
Leased Communications Circuits Services	St. Petersburg	June 8, 2021; July 5, 2021; October 4, 2021
	Moscow	July 5, 2021; November 9, 2021
	Nizhny Novgorod	July 5, 2021
	Khabarovsk	July 5, 2021
	Novosibirsk	July 5, 2021
	Rostov	July 5, 2021
	Krasnodar	July 5, 2021
Local Communication Services	Moscow	September 21, 2021
	St. Petersburg	September 21, 2021
Intra-zone Communication Services	Krasnodar	February 16, 2026, December 12, 2021
	Moscow	October 24, 2021
	St. Petersburg	October 24, 2021
	Yekaterinburg	February 16, 2026
	Nizhny Novgorod	February 16, 2026
	Khabarovsk	February 16, 2026
	Novosibirsk	February 16, 2026
	Rostov	February 16, 2026
Telematic Services	Krasnodar	May 06, 2021; September 14, 2021; November 17, 2021
	Yekaterinburg	May 6, 2021
	Nizhny Novgorod	May 6, 2021
	Khabarovsk	May 6, 2021
	Novosibirsk	May 6, 2021
	Rostov	May 6, 2021
	Moscow	April 26, 2021; May 06, 2021; November 21, 2021
	St. Petersburg	May 06, 2021; November 21, 2021
Data Transmission Services License	Krasnodar	September 14, 2021
	Moscow	March 15 2026; April 26, 2026
Communications Services for the Purposes	Krasnodar	August 27, 2021

Fixed-line Business in Pakistan
The table below presents a description of the fixed-line telecommunications services we offer in Pakistan.

Services
•data, voice and VAS services over a wide range of access media, covering more than 225 locations, including all the major cities
•data services being provided to the enterprise customers include: dedicated internet access, VPN (virtual private networking), leased lines & fixed telephony
•domestic and international leased lines, domestic and international MPLS, and IP transit services through our access network[1]
•high-speed internet access (including fiber optic lines)
•telephony
•telephone communication services, based on modern digital fiber optic network
•dedicated lines of data transmission
•dedicated line access and fixed-line mobile convergence
Coverage
•wired and wireless access services include FTTx, PMP (point to multipoint), point-to-point radios, VSAT and Microwave links connecting more than 225 locations across Pakistan
Operations
•long-haul fiber optic network covers more than 10,000 kilometers and, supplemented by wired and wireless networks
Customers
•enterprise customers
•domestic and international carriers
•corporate and individual business customers

Distribution
    We utilize a direct sales force in Pakistan for enterprise customers. This dedicated sales force has three channels dedicated to SMEs, large/key accounts and business-to-government. These channels are led by individual channel heads who further employ a team of regional sales managers in different regions, which are further supported by a sales force, including team leads and key account managers. There is also a centralized telesales executive team led by a manager who upsells through targeted campaigns.

Competition
    In Pakistan, our fixed-line business faces significant competition from other providers of fixed-line corporate services, carrier and operator services and consumer internet services. The table below presents our competitors in the internet services, carrier and operator services and fixed-line broadband markets in Pakistan.

Internet Services
•PTCL	•Transworld	•World Call
•Wateen	•Cybernet	•Multinet
Carrier and Operator Services
•PTCL	•Transworld	•World Call
•Wateen	•Telenor Pakistan
Fixed-line Broadband
•Pakistan Telecommunication Company Limited, or “PTCL”	•Cybernet	•Supernet
•Multinet	•Nexlinx
•Wateen	•Nayatel

Licenses

The table below presents a description of business licenses relevant to our fixed-line business in Pakistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
Long Distance & International (“LDI”)	Nationwide and International	2024
Local Loop (“LL”) (fixed line and/or wireless local loop with limited mobility)	Regional	2024
Telecom Tower Provider (“TTP”)	Nationwide	2032

Fixed-line Business in Ukraine
The table below presents a description of the fixed-line telecommunications services we offer in Ukraine.

Services
•data
•broadband services
•corporate internet access
•Fixed-line: VPN services, data center, contact center, voice, fixed-line telephony and a number of VAS
•Internet access services: ADSL, symmetrical and Ethernet interfaces at speeds ranging from 256 kilobytes per second to 10 gigabytes per second
•FMC
•FTTB services tariffs for fixed-line broadband internet access targeted at different customer segments
Coverage
•provided services in 125 cities in Ukraine (excluding cities in Crimea and the ATO zone)
•engaged in a project to install FTTB for fixed-line broadband services in approximately 42,779 residential buildings in 125 cities, providing over 59,288 access points

Our joint carrier and operator services division in Ukraine provides local, international and intercity long- distance voice traffic transmission services to Ukrainian fixed-line and mobile operators on the basis of our proprietary domestic long-distance/ILD network, as well as IP transit and data transmission services through our own domestic and international fiber optic backbone and IP/MPLS data transmission network. We derive most of our carrier and operator services revenue in Ukraine from voice call termination services to our own mobile network and voice transit to other local and international destinations.
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
Competition
    There is a high level of competition with more than 2000 internet service providers in Ukraine. According to NCCIR, the National Regulatory Authority, as of September 30, 2020, Kyivstar leads the fixed broadband market with 1.1 million customers, which corresponds to 15.3% market share.

Voice Services(1), Data Services(2) and Voice Services
•Ukrtelecom	•Data Group	•Farlep-Invest (Vega)
Retail Internet Services
•Ukrtelecom	•Volia
Top 5 ISPs (market share)(3)
•Kyivstar (15.3%)	•Ukrtelecom (14.8%)	•Volia (9.4%)
•Freenet (2.1%)	•Data Group (2.1%)

(1)Voice services market for business customers only.
(2)Data services for corporate market only.
(3)Source: National Regulatory Authority - NCCIR

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

Services(1)
•fixed-line services, such as network access
•internet and hardware and software solutions, including configuration and maintenance
•high-speed internet access (including fiber optic lines and xDSL)
•telephony
•long distance and international long-distance telephony on prepaid cards
•telephone communication services, through our copper cable network and our modern digital fiber optic network
•dedicated lines of data transmission
•dedicated line access and fixed-line mobile convergence

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

Fixed-line Services
•Uztelecom	•Sharq Telecom
•East Telecom	•TPS
•Sarkor Telecom	•EVO

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

Services
•high-speed internet access
•local, long distance and international voice services over IP
•local, intercity and international leased channels and IP VPN services
•cloud services, BeeTV, Internet of things (IoT)
•integrated corporate networks (including integrated network voice, data and other services)
•FMC product, including mobile bundles and video content from Amediateka and IVI, and additional sim-cards for family
•ADSL, FTTB, Wi-Fi, WiMax, VSAT, GPON, WTTX

Distribution
    We are focusing on customer base and revenue growth, which we aim to promote by expanding our transport infrastructure, developing unique products, strengthening our position in the market and enhancing our sales efforts and data services, and Fixed Virtual Network Operator (FVNO) activity.

Competition
    The table below presents our competitors in the fixed-line telecommunications services market in Kazakhstan.

Internet, Data Transmission and Traffic Termination Services
•Kazakhtelecom	•TransTelecom (owned by Kazakhstan Temir Zholy, the national railway company)
•KazTransCom	•Astel (a leader in the provision of satellite services)
•Alma TV

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
    The voice, data and connectivity services we provide may also expose us to sanctions and embargo laws and regulations of the United States, the United Nations, the European Union, the United Kingdom and the jurisdictions in which we operate. In addition, as a global telecommunications company, we have roaming and interconnect arrangements with mobile and fixed-line operators located in the majority of countries throughout the world, including in countries that are the target of certain sanctions restrictions. For a discussion of the sanctions regimes we are subject to, including the risks related to such exposure, see Item 3.D. Risk Factors - Geopolitical Risks - " Violations of and changes to applicable sanctions and embargo laws may harm our business”.

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

In 2020, these trends were less pronounced due to the outbreak of COVID-19 and the associated lockdown restrictions imposed by governments across the world. Roaming revenues were significantly lower as compared to normal years, while we saw a pick-up in usage of our fixed-line services due to work-from-home conditions and travel restrictions. However, going forward we expect the seasonal trends described above to continue.

Information Technology
We devote considerable resources to the maintenance, development and improvement of our IT systems. As part of our continuous IT innovation process, we engage with third parties in order to develop and implement IT technologies across our infrastructure. In June 2016 in partnership with Ericsson, we entered into a technology infrastructure agreement which was subsequently amended in July 2017 and February 2019. Under the current agreement, which reflects a reduction in scope from the prior agreements, Ericsson will upgrade our core IT systems with new digital business support systems (DBSS) using software from Ericsson and will manage the new systems under the managed services agreement. The new Ericsson DBSS system has already been launched in four of our operations: Georgia, Algeria, Kyrgyzstan and Bangladesh.

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

    Our group Sustainability Report and group Integrated Annual Report meet Global Reporting Initiative standards at the “core” level, follow the guidance in the AA1000 Accountability Principles Standard and are influenced by International Integrated Reporting Council guidance.
    The group Sustainability Report and the group Integrated Annual Report have obtained a “limited” level of assurance in various “subject matters” to meet the requirements of the International Standard on Assurance Engagements (ISAE) 3000 (revised). For the AA1000 Principles, our assurance engagement was planned and performed to meet the requirements of a Type 1 “moderate level” of assurance as defined by AA1000 Assurance Standard (AA1000AS) 2008.
    As part of our reporting cycle, we assess the effectiveness of our corporate responsibility strategy and revise it when needed.
    Our approach to the identification, management and evaluation of corporate responsibility is guided by three main principles:
•Stakeholders: By engaging with our stakeholders, we understand their concerns and expectations, and we follow a number of stakeholder-defined standards and guidelines;
•Materiality: Using pre-defined criteria, we prioritize by assessing individual opportunities against our strategy and their importance to our stakeholders; and
•Accountability: We are accountable to our stakeholders through the publication of our Integrated Annual Report. We also share periodic updates with internal stakeholders, including members of management, to inform them about key corporate responsibility-related developments and our corporate responsibility performance.
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
We are committed to mitigating the Group’s carbon footprint and the rollout network energy-efficiency measures, which will contribute to a low-carbon economy, as well as offer us the potential to reduce our operating costs over time. We continue to upgrade existing diesel- and petrol-powered units with more energy-efficient, hybrid and renewable-energy-powered network equipment and, where practical, increase the number of Base Transceiver Stations (BTS) situated outside to reduce the energy use involved in keeping them cool. In some markets we share tower capacity with other operators, which has had a direct positive impact on our energy consumption and our environmental footprint. We keep abreast of local environmental legislation and strive to reduce the environmental impact of our operations through responsible use of natural resources and by reducing waste and emissions.
VEON’s carbon dioxide (CO2) emissions decreased from 0.24 tonnes per terabyte in 2019 to 0.1 tonnes in 2020, a 58% decrease. The decrease was largely a result of a significant increase in data traffic carried across our networks during 2020 due to COVID-19 lockdowns, with the increased data load requiring a lesser increase in energy.
Our operating companies continued to developing innovative solutions to reduce energy intensity, such as powering telephone exchange stations on solar energy, installing state-of the-art on-grid photovoltaic systems and carrying out trainings on renewable energy solutions to ensure stakeholders are aware of its carbon- and cost-saving benefits. Across our organization, we continued working on reducing the carbon footprint of our offices, with initiatives ranging from switching to LED lighting.

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
    As is standard practice for global telecommunications companies, VEON, via certain non-U.S. subsidiaries, has wholesale roaming and interconnect arrangements with mobile and fixed line operators located in the majority of countries throughout the world, including Iran. These agreements allow VEON’s customers to make and receive calls internationally, including when on other networks. In addition, a selection of VEON’s non-U.S. subsidiaries also provide telecommunications services to embassies of Iran located in some of the countries in which VEON operates. VEON intends to continue these agreements, all which comply with applicable U.S. sanctions laws and available general licenses authorizing the receipt and transmission of telecommunications involving Iran.
    VEON’s non-U.S. subsidiaries have roaming agreements with the following GSM mobile network operators in Iran which may be owned, controlled or otherwise affiliated with the government of Iran: Telecommunications Company of Iran (“TCI”), MTN Irancell, Taliya Mobile and RighTel. During 2020, our gross revenue received from roaming arrangements with TCI, MTN Irancell and RighTel was approximately US$11,835, US$13,500 and US$80 respectively. We recorded an approximate net profit from roaming arrangements with TCI and MTN Irancell of US$11,559 and US$11,728, respectively, and approximate net losses with RighTel of US$6,852. During 2020, we received no gross revenue from roaming arrangements with Taliya Mobile with no net profits.
    VEON’s Armenian subsidiary, VEON Armenia, began an agreement with TCI for the provision of voice services in 2003. Also in 2003, VEON Armenia began providing mobile and fixed-line telecommunications services to the Embassy of Iran in Yerevan. The approximate gross revenue and net profits for these services in 2020 was US$9,094 and US$8,559, respectively. In October 2020, VEON divested VEON Armenia to an Armenia telecommunications company, and therefore will not be continuing these activities.
    VEON’s Russian subsidiary, PJSC VimpelCom, began providing mobile services to Iran Air in 2019. During 2020, the approximate gross revenue for these services was US$561. VEON has discontinued this business in October 2020.
    VEON’s non-U.S. subsidiaries have the following agreements with Iranian embassies. During 2001, PJSC VimpelCom, began providing telecommunications services, including mobile and fixed-line services, to the Embassy of Iran in Moscow. The approximate gross revenue for these services in 2020 was US$19,177. During 2013, our Pakistan subsidiary, Jazz, began providing mobile telecommunications services to the Embassy of Iran in Islamabad. The approximate net profits for these services in 2020 was US$2,989. During 2004, our Kyrgyzstan subsidiary, Sky Mobile LLC, began providing mobile telecommunications services to the Embassy of Iran in Bishkek. The approximate gross revenue and net profits for these services in 2020 was US$443 and US$379, respectively. During 2009, our Algerian subsidiary, OTA, and subsequently its wholly owned subsidiary, Optimum, began providing mobile telecommunications services to the Embassy of Iran in Algiers. The approximate gross revenue and net profits for these services in 2020 was US$676 and US$548, respectively. During 2007, our Bangladesh subsidiary, Banglalink, began providing telecommunications services to the Embassy of Iran in Dhaka. The approximate and net profits for these services in 2020 was US$140. During 2018, our Uzbekistan subsidiary, Buzton, began providing telecommunications services to the Embassy of Iran in Tashkent. Buzton discontinued this activity in December 2020. The approximate gross revenue for these services was US$588 with net profits of US$513.

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

Fixed-lined infrastructure
    Our infrastructure in Russia, Pakistan, Ukraine, Uzbekistan and Kazakhstan, where we provide fixed-line services, supports our mobile businesses as well as our fixed-line businesses. Our infrastructure in these markets include: a transport network designed and continually developed to carry voice, data and internet traffic of mobile network, FTTB and our fixed-line customers using fiber optics and microwave links; and a transport network based on our optical cable network utilizing DWDM, SDH and IP/MPLS equipment with all DWDM and SDH optical networks being fully ring-protected (except for secondary towns).

For more information on our property, plants and equipment, see Note 11 — Property and Equipment to our Audited Consolidated Financial Statements.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For discussion related to our financial condition, changes in financial condition, and the results of operations for 2019 compared to 2018, refer to Item 5 — Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the United States Securities and Exchange Commission on March 13, 2020.

The following discussion and analysis should be read in conjunction with our Audited Consolidated Financial Statements and the related Notes included in this Annual Report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in Item 3—Key Information—D. Risk Factors.

OVERVIEW

    VEON is a leading global provider of connectivity and internet services, headquartered in Amsterdam. Present in some of the world’s most dynamic markets, VEON provides more than 210 million customers with voice, fixed broadband, data and digital services. VEON, through its operating companies, offers services to customers in several countries: Russia, Pakistan, Ukraine, Kazakhstan, Uzbekistan, Algeria, Bangladesh, Kyrgyzstan and Georgia. We provide services under the “Beeline,” “Jazz,” “Kyivstar,” “banglalink” and “Djezzy” brands.
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
    As of December 31, 2020, our reportable segments consist of the following segments: Russia, representing our “cornerstone” market; Pakistan, Ukraine, Kazakhstan and Uzbekistan, representing our “growth engines”; and Algeria and Bangladesh, representing our “frontier markets”.
    We also present our results of operations for “Other frontier markets” as well as “HQ and eliminations” separately, although these are not reportable segments. “Other frontier markets” represents our operations in Kyrgyzstan, Armenia and Georgia. In October 2020, VEON concluded an agreement for the sale of its operating subsidiary in Armenia; refer to Note 9 — Significant transactions in our Audited Consolidated Financial Statements attached hereto for further details.
“HQ and eliminations” represents transactions related to management activities within the group in Amsterdam, London and Luxembourg and costs relating to centrally managed operations and reconciles the results of our reportable segments and our total revenue and Adjusted EBITDA.

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

KEY DEVELOPMENTS DURING 2020
COVID-19
The global outbreak of COVID-19 and associated containment and mitigation measures implemented worldwide have had a sustained impact on our operations and financial performance.
The second quarter saw the full impact on our operations of the lockdowns imposed across our markets in response to COVID-19. This resulted in material disruption to our retail operations following store closures, impacting gross connections and airtime sales. Restrictions on travel resulted in a significant decline in roaming revenues and the loss of migrant customers from our subscriber base, particularly in Russia.
Although VEON’s operations remained impacted by lockdown measures throughout the second half of the year, all operations saw a recovery in the performance as our local businesses continue building resilience to the restrictions related to COVID-19. Demand for our data services remains strong, enabling us to continue to grow our data revenues. We also experienced a shift in data traffic from mobile to fixed networks as lockdowns encouraged remote working and home schooling alongside a greater use of devices through our domestic broadband services.
An increase in demand for hard currencies, in part due to COVID-19, resulted in the devaluation of exchange rates in the countries in which VEON operates. As such, during the year ended December 31, 2020, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, decreased significantly, with a corresponding loss of US$623 million recorded against the foreign currency translation reserve in Other Comprehensive Income.
Our management has taken appropriate measures to keep our personnel safe and secure. As of the date of these financial statements, other than as described above, we have not observed any particular material adverse impacts to our business, financial condition, and results of operations. The group liquidity is sufficient to fund the business operations for at least another 12 months.
Partnership with MasterCard
In May 2020, VEON announced a partnership between JazzCash and payment technology leader Mastercard that strengthens the payments ecosystem for merchants and customers in Pakistan. More than 7 million customers and merchants use JazzCash every month, making it Pakistan’s leading digital wallet. The partnership with Mastercard allows merchants to accept digital payments from customers, digitize their supply chain, and move to cashless operations. In a first for Pakistan, merchants and consumers who sign up for JazzCash wallet will be able to benefit from a wide range of Mastercard’s digital solutions and capabilities to pay for orders and services via all digital channels as well as make online payments in a fast, safe and convenient manner. JazzCash customers will also have access to Mastercard’s virtual and branded debit cards that can be used in 55,000 points of sale and ATMs in Pakistan, in addition to JazzCash merchants and e-commerce sites.
Exercise of put option for 15% stake in Pakistan Operations
In September 2020, the Dhabi Group exercised its put option to sell us its 15% shareholding in Pakistan Mobile Communications Limited ("PMCL"), the operating company of Pakistan’s leading mobile operator, Jazz. VEON updated the fair value of its put option liability following the completion of an independent valuation process which determined a fair value for the shareholding of US$273 million. Completion of the transfer remains subject to the conclusion of the contractual transfer mechanics with the Dhabi Group. Once completed, VEON will indirectly own 100% of PMCL.
Beeline Kazakhstan signed Network Sharing Partnership
In October 2020, VEON announced that its operating company in Kazakhstan, which provides services under the Beeline brand, entered into a network sharing partnership that unites the nation’s three mobile telecom providers in the delivery of high-speed internet to rural communities. The agreement brings Beeline together with Kcell and Tele2 in support of the nation’s 250+ project, which aims to extend high-speed internet to all villages with a population of 250 or more. Once complete, the project will see almost 1,000 rural settlements with a combined population of 600,000 offered 3G and 4G connections by all three operators.
The 250+ initiative, the infrastructure deployment for which started immediately, enables rural residents to receive mobile services on competitive terms and select a service provider of their choice. In turn, each mobile operator will enjoy equal access to the shared network.
VEON acquired strategic stake in ShopUp in Bangladesh
In October 2020, VEON joined Sequoia Capital India and Flourish Ventures as investors in ShopUp, Bangladesh’s leading full-stack B2B commerce platform for small businesses, becoming ShopUp’s first strategic corporate investor.
The investment of approximately US$8 million, in exchange for a 13.5% stake, is expected to enable VEON to support ShopUp’s fast-growing digital ecosystem for micro, small and medium-sized enterprises, which form a vital backbone of Bangladesh’s economy, as well as provide opportunities for developing mobile financial services for ShopUp’s users.
Agreement concluded for the sale of Armenian operations
In October 2020, VEON concluded an agreement for the sale of CJSC “VEON Armenia”, VEON’s operating subsidiary in Armenia, to Team LLC for a consideration of US$51 million. Accordingly the net carrying value of assets amounting US$33 million were de-recognized along with reclassification of cumulative foreign currency translation reserve of US$96 million to profit and loss, resulting in the net loss of US$78 million.
Beeline Russia completed coverage of all Moscow metro stations with 4G and expanded 4G coverage in Moscow
In December 2020, VEON announced that Beeline Russia achieved 100% 4G coverage and enabled its customers to access high-speed internet at all stations of the Moscow metro, as well as in most of the adjacent tunnels. The milestone reflects Beeline’s ongoing efforts to improve the quality of 4G connectivity and offers Beeline customers the ability to stay in touch, listen to music and stream content in good quality whilst underground.
In January 2021, VEON announced that Beeline Russia completed a large-scale project to improve the quality and availability of mobile internet in Moscow. The project included the redistribution of the 2100 frequency range from 3G to 4G and an expansion in the frequency range used in the 4G network from 30 to 45 MHz. This has enabled an increase in the average speed of mobile internet by up to 30%, with peak speeds now reaching up to 350 Mbit/sec.
Financing activities
In January 2020, VEON Holdings B.V. ("VEON Holdings") issued US$300 million in senior unsecured notes due in 2025, to be consolidated and form a single series with the US$700 million 4.00% senior notes due in 2025 issued by VEON Holdings in October 2019. VEON Holdings used the net proceeds of the tap issuance to refinance certain existing outstanding debt, address upcoming debt maturities and for general corporate purposes.

In April 2020, VEON Holdings announced the establishment of a US$ 6.5 billion (or the equivalent thereof in other currencies) Global Medium Term Note program for the issuance of bonds (the "MTN Program"). In connection with the establishment of the MTN Program, VEON prepared a base offering memorandum, which was approved by the Luxembourg Stock Exchange, in order to enable bonds issued under the MTN Program to be admitted to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market of the Luxembourg Stock Exchange. In June, September and November 2020, VEON Holdings issued senior unsecured notes of RUB20 billion (US$288 million), RUB10 billion (US$135 million) and US$1.25 billion, respectively, under the MTN Program, maturing in June 2025, September 2025 and November 2027, respectively. The use of proceeds of the Notes is being used to finance certain investments in subsidiaries, to refinance certain outstanding indebtedness of the Issuer, and for general corporate purposes.
In April 2020, Banglalink extended the maturity of its US$300 million syndicated loan by an additional two years to 2022. Following this extension, VEON, via a wholly-owned subsidiary, acquired the loan from the original lenders, leading to an effective extinguishment of this debt for the VEON Group.
In June 2020, VEON entered into a new RUB 100 billion (approximately US$1.5 billion) bilateral term loan agreement with Sberbank. The loan was used to refinance and extend the maturity of the existing loan between Sberbank and VEON Holdings, as well as to provide additional funds for general corporate purposes.
In July 2020, VEON refinanced its existing RUB 30 billion (approximately US$422 million) bilateral term loan agreement with VTB Bank. This refinancing extended the maturity and reduced the cost of the existing loan between VTB Bank and VEON.
In December 2020, VEON completed the optional early redemption of all of its outstanding US$600 million 3.95% Senior Notes due June 2021 (the "2021 Notes") pursuant to Condition 5.3 of the 2021 Notes. The 2021 Notes were redeemed in full at a redemption price equal to 101.00% of the principal amount thereof, plus accrued and unpaid interest and additional amounts due thereon.
In December 2020, VEON’s operating company in Ukraine, Kyivstar, signed three bilateral unsecured loan agreements with Raiffeisen Bank Aval Joint Stock Company ("Raiffeisen"), Joint Stock Company Alfa-Bank ("Alfa-Bank") and Joint Stock Company OTP Bank ("OTP"), for an aggregate amount of UAH 4.1 billion (approximately US$146 million). The loan agreement with Raiffeisen has a 5-year term, and the loan agreements with Alfa-Bank and OTP have a 3-year term.
Similarly, VEON’s subsidiary in Kazakhstan, KaR-Tel, has signed a bilateral unsecured loan agreement with Forte Bank JSC for KZT 10 billion (approximately US$25 million), which has a 3-year term. Both Kyivstar and KaR-Tel will continue to monitor the local debt markets for further borrowing opportunities, in line with VEON’s strategy to improve its capital structure via long-term borrowings in local currencies.
Changes to Board of Directors and Senior Management
On February 13, 2020, VEON announced the appointment of Sergi Herrero and Kaan Terzioğlu as co-Chief Executive Officers, effective from March 1, 2020. Ursula Burns, who was appointed as Chairman in July 2017 and CEO in December 2018, remained as VEON’s Chairman before stepping down on June 1, 2020. Gennady Gazin was appointed as Chairman of VEON on 1 June 2020.
One of the co-CEOs chairs each VEON local board, with the exception of Algeria. The role of the boards is to foster growth, monitor progress and oversee operations in each of VEON’s operating companies.
On April 3, 2020, VEON announced the appointment of Alexander Torbakhov as Chief Executive Officer of Beeline Russia, effective from April 6, following Vasyl Latsanych stepping down from the role earlier in the year.
On April 6, 2020, VEON announced the appointment of Serkan Okandan as Group Chief Financial Officer (CFO), effective from May 1, 2020.
On April 28, 2020, VEON announced that Erwan Gelebart has been appointed as CEO for JazzCash effective May 18, 2020.
On June 1, 2020 VEON announced the results of the elections conducted at its Annual General Meeting of Shareholders. Shareholders elected five new members to the company’s board of directors, Hans Holger Albrecht, Mariano De Beer, Peter Derby, Amos Genish and Stephen Pusey, as well as seven previously serving directors: Osama Bedier, Mikhail M. Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Robert Jan van de Kraats and Alexander Pertsovsky.
Following the election of the directors, Gennady Gazin was appointed as Chairman of VEON’s board of directors, effective June 1, 2020.

VEON appointed Yaroslav Glazunov and Leonid Boguslavsky on October 28, 2020 and January 15, 2021, respectively, to the company’s board of directors. Mr. Glazunov is a managing partner at Spencer Stuart International based in Moscow and has been in the global leadership advisory business for 20 years, focusing on CEO succession, efficiency and performance. Mr. Boguslavsky is the founder of RTP Global, an early-stage venture capital firm with a strong track record of investing in technology, and is considered a pioneer of IT and internet tech investment.
VEON Co-CEO Kaan Terzioğlu Elected to Serve on GSMA Board of Directors
On November 16, 2020, VEON announced that Kaan Terzioğlu was elected to the Board of Directors of the GSMA, the mobile industry’s leading global organization that brings together more than 750 operators and nearly 400 ecosystem companies. Kaan Terzioğlu’s appointment was confirmed among those of 26 industry leaders elected to the GSMA’s Board for a two-year term, each of whom will serve the mobile industry’s leading global body from January 2021 to December 2022.
Appointment of Chief Internal Audit and Compliance Officer
In October 2020, Joop Brakenhoff was appointed to the position of Chief Internal Audit & Compliance Officer. He reports to the co-CEOs and also has a reporting line to the Chairman of the Audit & Risk Committee.
RECENT DEVELOPMENTS
VEON enters into a US$1,250 million multi-currency revolving credit facility agreement
In March 2021, VEON entered into a new multi-currency revolving credit facility agreement (the "RCF") of US$1,250 million. The RCF replaces the revolving credit facility signed in February 2017, which is now cancelled. The RCF has an initial tenor of three years, with the company having the right to request two one-year extensions, subject to lender consent. International banks from Asia, Europe and the US have committed to the RCF. The new RCF caters for USD LIBOR cessation with the secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York agreed as the replacement risk free rate with credit adjustment spreads agreed for interest periods with a one month, three month and six month tenor. SOFR will apply to interest periods commencing on and from October 31, 2021 (or earlier if USD LIBOR is no longer published or ceases to be representative prior to that date). The company will have the option to make each drawdown in either U.S. dollars or euro.
VEON subsidiary Banglalink successfully acquires 9.4MHz in spectrum auction
In March 2021, Banglalink, the Company's wholly-owned subsidiary in Bangladesh, acquired 4.4MHz spectrum in the 1800MHz band and 5MHz spectrum in 2100MHz band following successful bids at an auction held by the BTRC. The newly acquired spectrum will see Banglalink increase its total spectrum holding from 30.6MHz to 40MHz. Banglalink will invest approximately BDT 10 billion (US$115) to purchase the spectrum.
Appointment of CEO of Beeline Uzbekistan
In March 2021, we announced the appointment of Andrzej Malinowski to the vacant position of CEO of Beeline Uzbekistan, with effect from March 15, 2021. Mr. Malinowski joins from Beeline Georgia, where he has held the position of CEO. Lasha Tabidze has been appointed as Mr. Malinowski’s successor at Beeline Georgia, who previously held the joint position of Chief Operating Officer and Chief Commercial Officer of Beeline Georgia. A candidate for the Beeline Uzbekistan role had been previously announced but Beeline Uzbekistan was unable to finalize the employment of this candidate.
Shareholders trading on NASDAQ no longer subject to annual depository fee
From January 1, 2021 holders of VEON American Depositary Shares ("ADSs") trading on NASDAQ will no longer be subject to any cash dividend fee or depository service fee of any kind. ADS holders will continue to be subject to the normal issuance and cancellation fees.
No final dividend declared by the VEON for FY2020
The VEON Group will not be paying a dividend for FY2020.

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

CERTAIN PERFORMANCE INDICATORS
    The following discussion provides a description of certain operating data that is not included in our financial statements. We provide this operating data because it is regularly reviewed by our management and our management believes it is useful in evaluating our performance from period to period as set out below. Our management believes that presenting information about Adjusted EBITDA, Adjusted EBITDA Margin, mobile customers, mobile ARPU, mobile data customers, capital expenditures (excluding licenses and right-of-use assets) and local currency financial measures is useful in assessing the usage and acceptance of our mobile and broadband products and services. This operating data is unaudited.
    For an explanation of how we calculate Adjusted EBITDA, Adjusted EBITDA Margin, capital expenditures (excluding licenses and right-of-use assets) and local currency financial measures, please see Explanatory Note — Non-IFRS Financial Measures. For a description of how we define mobile customers, mobile data customers and mobile ARPU, please see the discussion below.
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

RESULTS OF OPERATIONS

	Year ended December 31,
In millions of U.S. dollars	2020	2019	2018

Consolidated income statement data:
Service revenues	7,471	8,240	8,526
Sale of equipment and accessories	392	465	427
Other revenues / other income	117	158	133
Total operating revenues	7,980	8,863	9,086

Other operating income	5	350	—

Service costs	(1,508)	(1,554)	(1,701)
Cost of equipment and accessories	(382)	(479)	(415)
Selling, general and administrative expenses	(2,641)	(2,965)	(3,697)
Depreciation	(1,576)	(1,652)	(1,339)
Amortization	(343)	(394)	(495)
Impairment (loss) / reversal	(785)	(108)	(858)
Gain / (loss) on disposal of non-current assets	(37)	(43)	(57)
Gain / (loss) on disposal of subsidiaries	(78)	1	30

Operating profit	635	2,019	554

Finance costs	(683)	(892)	(816)
Finance income	23	53	67
Other non-operating gain / (loss)	111	21	(68)
Net foreign exchange gain / (loss)	(60)	(20)	15
Profit / (loss) before tax from continuing operations	26	1,181	(248)

Income tax expense	(342)	(498)	(369)
Profit / (loss) from continuing operations	(316)	683	(617)

Profit / (loss) after tax from discontinued operations	—	—	(300)
Gain / (loss) on disposal of discontinued operations	—	—	1,279
Profit / (loss) for the period	(316)	683	362

Attributable to:
The owners of the parent (continuing operations)	(349)	621	(397)
The owners of the parent (discontinued operations)	—	—	979
Non-controlling interest	33	62	(220)
	(316)	683	362

    The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 2 — Segment Information to our Audited Consolidated Financial Statements attached hereto.

Total Operating Revenue

	Year ended December 31,
In millions of U.S. dollars, includes intersegment revenue	2020	2019	2018

Our cornerstone
Russia	3,819	4,481	4,654

Our growth engines
Pakistan	1,233	1,321	1,494
Ukraine	933	870	688
Kazakhstan	479	486	441
Uzbekistan	198	258	315

Our frontier markets
Algeria	689	775	813
Bangladesh	537	537	521
Other frontier markets	125	172	201

Other
HQ and eliminations	(33)	(37)	(41)

Total segments	7,980	8,863	9,086

    In 2020, our consolidated total operating revenue decreased by 10.0% year-on-year primarily due to the devaluation of currencies across all the countries in which we operate. Revenue fell on the back of significant disruption of retail operations faced by our operating companies, following store closures, which resulted in lower gross connections, device sales and airtime sales and a decline in roaming revenues. In particular, Russia and Pakistan revenues decreased compared to the prior year in local currency terms. These declines were partially offset by strong performance in Ukraine and Kazakhstan. For further details, please refer to “Reports of our reportable segments” below.
Operating Profit
    In 2020, our consolidated operating profit decreased to US$635 million compared to US$2,019 million in 2019 primarily due to an impairment loss of US$785 million in respect of our operations in Russia and Kyrgyzstan, refer to Note 10 — Impairment Losses of our audited consolidated financial statements attached hereto). Furthermore, reduced revenue as described above also contributed to year-on-year reduction in operating profit.

Non-Operating Profits And Losses
Finance Costs
    In 2020, our consolidated finance costs decreased by 23.4% year-on-year primarily due to an updated fair valuation of the put option liability on completion of the independent valuation process triggered by the exercise of put option by the Dhabi Group and lower interest charges on loans driven by a combination of lower average cost of debt across most countries and by a depreciation of the Russian ruble.
Finance Income
    In 2020, our consolidated finance income decreased by 56.6% to US$23 million primarily due to lower cash and deposit balances and partially due to currency devaluation on cash and deposits in the local currencies of our operating companies.
Other Non-Operating Gain / (Loss)
    In 2020, we recorded an other non-operating gain of US$111 million, as compared to a non-operating gain of US$21 million in 2019. The driver for this increase related to one-off non-operating gains in 2020 as follows: (1) a revaluation of contingent consideration liability; and (2) a gain upon reaching a settlement in connection with the dispute concerning the sale of Telecel Globe Limited. For more information on these items please refer to Note 15 and Note 7 respectively of our Audited Consolidated Financial Statements attached hereto.

Net Foreign Exchange Gain / (Loss)
    In 2020, we recorded a loss of US$60 million from the net foreign exchange result for the year ended 2020. The year-on-year change was primarily due to depreciation of the currencies of countries in which VEON operates compared to the US dollar, which had a negative impact on profit or loss upon translation of US dollar-denominated monetary liabilities, such as trade payables and debt.
Income Tax Expense
    In 2020, our consolidated income tax expense decreased by 31.3% to US$342 million compared to US$498 million in 2019.
    For more information regarding the factors affecting our total income tax expenses, please refer to Note 8 — Income Taxes of our Audited Consolidated Financial Statements attached hereto.
Profit / (Loss) For The Period Attributable To The Owners Of The Parent From Continuing Operations
    In 2020, the year-on-year change of our profit / (loss) for the period attributable to the owners of the parent from continuing operations was mainly due to a decrease in operating profit as discussed above.
Profit / (Loss) For The Period Attributable To Non-Controlling Interest
    In 2020, the year-on-year decrease in profit / (loss) for the period attributable to non-controlling interest was mainly driven by a decrease in operating profit for our operations in Algeria.
Adjusted EBITDA

In millions of U.S. dollars	Year ended December 31,
	2020	2019	2018

Our cornerstone
Russia	1,504	1,957	1,677

Our growth engines
Pakistan	612	669	714
Ukraine	630	572	387
Kazakhstan	265	270	206
Uzbekistan	68	136	136

Our frontier markets
Algeria	302	354	363
Bangladesh	228	222	183
Other frontier markets	22	63	54

Other
HQ and eliminations	(177)	(28)	(447)

Total segments	3,454	4,215	3,273

In 2020, our total Adjusted EBITDA decreased by 18.1% year-on-year mainly due to lower revenues as discussed above as well as the recognition of a one-off gain of US$350 million in 2019 relating to a revised agreement with Ericsson to upgrade the IT systems of VEON’s operating companies. The decrease was partially offset by lower general and administrative costs.
For more information on how we calculate Adjusted EBITDA and for the reconciliation of consolidated profit / (loss) before tax from continuing operations, the most directly comparable IFRS financial measure, to Adjusted EBITDA, for the years ended December 31, 2020, 2019 and 2018 please refer to table below.

In millions of U.S. dollars	2020	2019	2018

Profit / (loss) before tax from continuing operations	26	1,181	(248)

Depreciation	1,576	1,652	1,339
Amortization	343	394	495
Impairment loss / (reversal)	785	108	858
(Gain) / loss on disposal of non-current assets	37	43	57
(Gain) / loss on disposal of subsidiaries	78	(1)	(30)
Finance costs	683	892	816
Finance income	(23)	(53)	(67)
Other non-operating (gain) / loss	(111)	(21)	68
Net foreign exchange (gain) / loss	60	20	(15)

Total Segments Adjusted EBITDA	3,454	4,215	3,273

RESULTS OF OUR REPORTABLE SEGMENTS

RUSSIA
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2020	2019	2018		‘19-20 % change		‘18-19 % change

Total operating revenue	3,819	4,481	4,654		-14.8%		-3.7%
Mobile service revenue	2,917	3,485	3,679		-16.3%		-5.3%
- of which fixed-mobile convergence (“FMC”)	164	151	126		8.6%		19.8%
- of which mobile data	919	972	996		-5.5%		-2.4%
Fixed-line service revenue	523	539	566		-3.0%		-4.8%
Sales of equipment, accessories and other	379	457	409		-17.1%		11.7%
Operating expenses	2,319	2,523	2,977		-8.1%		-15.3%
Adjusted EBITDA	1,504	1,957	1,677		-23.1%		16.7%
Adjusted EBITDA margin	39.4%	43.7%	36.0%	-4.3	pp	7.7	pp

RESULTS OF OPERATIONS IN RUB

	Year ended December 31,
In millions of RUB (except as indicated)	2020	2019	2018		‘19-20 % change		‘18-19 % change

Total operating revenue	274,480	289,875	291,539		-5.3%		-0.6%
Mobile service revenue	209,527	225,555	230,123		-7.1%		-2.0%
- of which FMC	11,796	9,788	7,942		20.5%		23.2%
- of which mobile data	66,071	62,894	62,259		5.1%		1.0%
Fixed-line service revenue	37,657	34,850	35,295		8.1%		-1.3%
Sales of equipment, accessories and other	27,296	29,470	26,121		-7.4%		12.8%
Operating expenses	167,009	163,177	186,822		2.3%		-12.7%
Adjusted EBITDA	107,775	126,698	104,717		-14.9%		21.0%
Adjusted EBITDA margin	39.3%	43.7%	35.9%	-4.4	pp	7.8	pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2020	2019	2018	‘19-20 % change	‘18-19 % change

Mobile
Customers in millions	49.9	54.6	55.3	-8.6%	-1.3%
Mobile data customers in millions	32.9	35.5	36.8	-7.3%	-3.5%
ARPU in US$	4.6	5.3	5.4	-13.2%	-1.9%
ARPU in RUB	333.0	340.0	336.0	-2.1%	1.2%

TOTAL OPERATING REVENUE
    In 2020 our total operating revenue in Russia decreased by 14.8% (in USD terms) and by 5.3% (in local currency terms) year-on-year. Mobile service revenue was negatively impacted by a lower customer base as well as reduced roaming revenues due to travel restrictions. Meanwhile, fixed-service revenue showed strong positive performance as customers relied more heavily on fixed-line data at home due to lockdown restrictions.
ADJUSTED EBITDA
    In 2020, our Russia Adjusted EBITDA decreased by 23.1% (in USD terms) and by 14.9% (in local currency terms) year-on-year , primarily due to lower revenues as stated above, as well as an increase in structural operating expenses related to increased network investments and higher interconnection costs due to the increased ratio of off-net traffic.

NUMBER OF CUSTOMERS
    As of December 31, 2020, we had 49.9 million mobile customers in Russia representing a decrease of 8.6% year-on-year, the decrease which was primarily due to customer perceptions on network quality, as well as a reduction in sales through alternate distribution channels and loss of migrant customers from our subscriber base due to travel and lockdown restrictions. Mobile data customers also observed a decrease of 7.3% year-on-year.
ARPU
    Our mobile ARPU in Russia decreased by 13.2% (in USD terms) and by 2.1% (in local currency terms) year-on-year, mainly driven by lower revenues stemming from reduced activity.

PAKISTAN
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2020	2019	2018		‘19-20 % change		‘18-19 % change

Total operating revenue	1,233	1,321	1,494		-6.7%		-11.6%
Mobile service revenue	1,134	1,229	1,391		-7.7%		-11.6%
- of which mobile data	426	370	311		15.1%		19.0%
Sales of equipment, accessories and other	99	92	103		7.6%		-10.7%
Operating expenses	620	652	780		-4.9%		-16.4%
Adjusted EBITDA	612	669	714		-8.5%		-6.3%
Adjusted EBITDA margin	49.6%	50.6%	47.8%	-1.0	pp	2.8	pp

RESULTS OF OPERATIONS IN PKR

	Year ended December 31,
In millions of PKR (except as indicated)	2020	2019	2018		‘19-20 % change		‘18-19 % change

Total operating revenue	199,280	197,604	181,722		0.8%		8.7%
Mobile service revenue	183,367	183,760	169,277		-0.2%		8.6%
- of which mobile data	68,965	55,517	38,230		24.2%		45.2%
Sales of equipment, accessories and other	15,913	13,844	12,445		14.9%		11.2%
Operating expenses	100,092	97,531	94,911		2.6%		2.8%
Adjusted EBITDA	99,188	100,074	86,811		-0.9%		15.3%
Adjusted EBITDA margin	49.8%	50.6%	47.8%	-0.8	pp	2.8	pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2020	2019	2018	‘19-20 % change	‘18-19 % change

Mobile
Customers in millions	66.4	60.5	56.2	9.8%	7.7%
Mobile data customers in millions	44.0	38.8	33.0	13.4%	17.6%
ARPU in US$	1.5	1.7	2.1	-11.8%	-19.0%
ARPU in PKR	239.0	261.0	254.0	-8.4%	2.8%

TOTAL OPERATING REVENUE
    In 2020, our Pakistan total operating revenue decreased by 6.7% (in USD terms) mainly due to the devaluation of the local currency. In local currency terms, revenue increased by 0.8% as a result of strong mobile data revenue supported by an expansion of the 4G network in 2020, which also led to overall customer base expansion by 9.8% in 2020.

ADJUSTED EBITDA
    In 2020 our Pakistan Adjusted EBITDA decreased by 8.5% (in USD terms) and by 0.9% (in local currency terms) when compared with 2019, which was primarily attributable to the classification of certain costs for the ex-Warid license paid in the form of security (under protest) as service costs in 2020, compared to prior year amortization of licenses below EBITDA. This impact was offset by the reversal of a provision, with an impact on Adjusted EBITDA of PKR 8.6 billion (USD 52 million) in the third quarter of 2020.
NUMBER OF CUSTOMERS
In 2020, we had 66.4 million mobile customers in Pakistan, representing an increase of 9.8% year-on-year driven primarily by growth in mobile data customers, which increased by 13.4% year-on-year. The increase arose on the back of our continued expansion of our data network in Pakistan.
ARPU
    In 2020, our mobile ARPU in Pakistan decreased by 11.8% (in USD terms) and by 8.4% (in local currency terms), mainly driven by reduced activity from the lockdown measures implemented in Pakistan, as described above.

UKRAINE
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2020	2019	2018		‘19-20 % change		‘18-19 % change

Total operating revenue	933	870	688		7.2%		26.5%
Mobile service revenue	869	812	641		7.0%		26.7%
- of which mobile data	489	421	263		16.2%		60.1%
Fixed-line service revenue	59	52	44		13.5%		18.2%
Sales of equipment, accessories and other	5	6	3		-16.7%		100.0%
Operating expenses	303	298	301		1.7%		-1.0%
Adjusted EBITDA	630	572	387		10.1%		47.8%
Adjusted EBITDA margin	67.5%	65.7%	56.3%	1.8	pp	9.4	pp

RESULTS OF OPERATIONS IN UAH

	Year ended December 31,
In millions of UAH (except as indicated)	2020	2019	2018		‘19-20 % change		‘18-19 % change

Total operating revenue	25,158	22,392	18,720		12.4%		19.6%
Mobile service revenue	23,418	20,903	17,421		12.0%		20.0%
- of which mobile data	13,191	10,847	7,177		21.6%		51.1%
Fixed-line service revenue	1,602	1,350	1,206		18.7%		11.9%
Sales of equipment, accessories and other	138	139	93		-0.7%		49.5%
Operating expenses	8,181	7,709	8,190		6.1%		-5.9%
Adjusted EBITDA	16,979	14,683	10,529		15.6%		39.5%
Adjusted EBITDA margin	67.5%	65.6%	56.2%	1.9	pp	9.4	pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2020	2019	2018	‘19-20 % change	‘18-19 % change
Mobile
Customers in millions	25.9	26.2	26.4	-1.1%	-0.8%
Mobile data customers in millions	17.1	16.9	14.8	1.2%	14.2%
ARPU in US$	2.8	2.6	2.0	7.7%	30.0%
ARPU in UAH	75.0	66.0	54.0	13.6%	22.2%

TOTAL OPERATING REVENUE
    In 2020, our Ukraine total operating revenue increased by 7.2% (in USD terms) and by 12.4% (in local currency terms) year-on-year. The change was primarily due to strong growth in mobile data consumption owing to strong 4G adoption on the back of our continued focus on 4G connectivity and digitalizing solutions for customers. Fixed-line revenue also grew year on year as customers continued to draw on fixed-line data at home as described above.
ADJUSTED EBITDA
    In 2020, our Ukraine Adjusted EBITDA increased by 10.1% (in USD terms) and by 15.6% (in local currency terms) year-on-year, primarily due to solid revenue performance and lower service costs and commercial costs. This was offset partially by the increase in structural operating expenses when compared with the previous year.
NUMBER OF CUSTOMERS
    As of December 31, 2020, we had 25.9 million mobile customers in Ukraine representing a decrease of 1.1% year-on-year. The decrease was a result of increased churn rate and lower gross additions owing to the closure of stores as a result of lockdown measures, as well as a reduction in multi-SIM users in the market and demographic trends in Ukraine. Our mobile data customers observed an increase of 1.2% year-on-year.
ARPU
    In 2020, our mobile ARPU in Ukraine increased by 7.7% (in USD terms) and by 13.6% (in local currency terms) year on year, primarily due to usage growth during the year as described above.

KAZAKHSTAN
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2020	2019	2018		‘19-20 % change		‘18-19 % change

Total operating revenue	479	486	441		-1.4%		10.2%
Mobile service revenue	392	379	363		3.4%		4.4%
- of which mobile data	199	157	115		26.8%		36.5%
Fixed-line service revenue	78	66	73		18.2%		-9.6%
Sales of equipment, accessories and other	9	41	5		-78.0%		720.0%
Operating expenses	214	216	234		-0.9%		-7.7%
Adjusted EBITDA	265	270	206		-1.9%		31.1%
Adjusted EBITDA margin	55.3%	55.6%	46.7%	-0.3	pp	8.9	pp

RESULTS OF OPERATIONS IN KZT

	Year ended December 31,
In millions of KZT (except as indicated)	2020	2019	2018		‘19-20 % change		‘18-19 % change

Total operating revenue	197,775	186,039	151,799		6.3%		22.6%
Mobile service revenue	161,873	144,925	125,125		11.7%		15.8%
- of which mobile data	82,383	59,986	39,789		37.3%		50.8%
Fixed-line service revenue	32,198	25,423	25,228		26.6%		0.8%
Sales of equipment, accessories and other	3,704	15,691	1,446		-76.4%		985.1%
Operating expenses	88,403	82,586	80,679		7.0%		2.4%
Adjusted EBITDA	109,373	103,454	71,119		5.7%		45.5%
Adjusted EBITDA margin	55.3%	55.6%	46.9%	-0.3	pp	8.7	pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2020	2019	2018	‘19-20 % change	‘18-19 % change

Mobile
Customers in millions	9.5	10.2	9.9	-6.9%	3.0%
Mobile data customers in millions	7.2	6.9	6.3	4.3%	9.5%
ARPU in US$	3.3	3.1	3.0	6.5%	3.3%
ARPU in KZT	1,364.0	1,192.0	1,051.0	14.4%	13.4%

TOTAL OPERATING REVENUE
    In 2020, our Kazakhstan total operating revenue decreased by 1.4% (in USD terms) and increased by 6.3% (in local currency terms) year-on-year. The increase in local currency terms was primarily due to strong demand for our data services (specifically, growth of our 4G user base facilitated through an expansion of our 4G network). Revenue from fixed-line services was also strong, as the popularity of our convergent products contributed to a larger customer base. These increases were partially offset by the impact of higher revenues in 2019 stemming from compensation received in relation to termination of a network sharing agreement with Kcell.
ADJUSTED EBITDA
    In 2020, our Kazakhstan Adjusted EBITDA decreased by 1.9% in (USD terms) and increased by 5.7% (in local currency terms) year-on-year, primarily due to higher revenues as described above that was offset partially by the increased personnel costs, certain non-income taxes and technology expenses.
NUMBER OF CUSTOMERS
    As of December 31, 2020, we had 9.5 million mobile customers in Kazakhstan representing an decrease of 6.9% year-on-year. The decrease was mainly due to post IMEI registration barriers resulting in lower gross additions. The number of mobile data customers increased by 4.3% mainly due to improved bundle offers and data services.
ARPU
    In 2020, our mobile ARPU in Kazakhstan increased by 6.5% (in USD terms) and by 14.4% (in local currency terms) year on year, primarily due to data usage growth.

UZBEKISTAN
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2020	2019	2018		‘19-20 % change		‘18-19 % change

Total operating revenue	198	258	315		-23.3%		-18.1%
Mobile service revenue	196	255	312		-23.1%		-18.3%
- of which mobile data	111	120	108		-7.5%		11.1%
Fixed-line service revenue	1	2	2		-50.0%		0.0%
Sales of equipment, accessories and other	1	1	1		0.0%		0.0%
Operating expenses	130	122	178		6.6%		-31.5%
Adjusted EBITDA	68	136	136		-50.0%		0.0%
Adjusted EBITDA margin	34.3%	52.7%	43.2%	-18.4	pp	9.5	pp

RESULTS OF OPERATIONS IN UZS

	Year ended December 31,
In millions of UZS (except as indicated)	2020	2019	2018		‘19-20 % change		‘18-19 % change

Total operating revenue	1,985,465	2,275,256	2,537,768		-12.7%		-10.3%
Mobile service revenue	1,966,778	2,251,950	2,516,756		-12.7%		-10.5%
- of which mobile data	1,114,049	1,059,616	871,670		5.1%		21.6%
Fixed-line service revenue	11,489	13,229	17,390		-13.2%		-23.9%
Sales of equipment, accessories and other	7,198	10,077	3,622		-28.6%		178.2%
Operating expenses	1,307,334	1,071,233	1,439,916		22.0%		-25.6%
Adjusted EBITDA	679,613	1,204,023	1,097,852		-43.6%		9.7%
Adjusted EBITDA margin	34.2%	52.9%	43.3%	-18.7	pp	9.6	pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2020	2019	2018	‘19-20 % change	‘18-19 % change

Mobile
Customers in millions	6.8	8.1	9.1	-16.0%	-11.0%
Mobile data customers in millions	4.8	5.2	5.5	-7.7%	-5.5%
ARPU in US$	2.2	2.4	2.8	-8.3%	-14.3%
ARPU in UZS	21,758	21,390	22,177	1.7%	-3.5%

TOTAL OPERATING REVENUE
    In 2020, our Uzbekistan total operating revenue decreased by 23.3% (in USD terms) and by 12.7% (in local currency terms) year-on-year, primarily due to lower subscriber base impacted by a new excise duty and IMEI registration implementation as well as weaker business activity due to COVID-19 restrictions.
ADJUSTED EBITDA
    In 2020, our Adjusted EBITDA in Uzbekistan decreased by 50.0% (in USD terms) and by 43.6% (in local currency terms) year on year, primarily due to reduced revenues as described above as well as increased structural operating expenses.

NUMBER OF CUSTOMERS
    As of end of 2020, the number of mobile customers in our Uzbekistan segment decreased by 16.0% to 6.8 million. The decrease was the result of a strategic focus on high value customers resulting in higher churn rate. The number of our mobile data customers also decreased by 7.7% year-on-year.

ARPU
    In 2020, our mobile ARPU in Uzbekistan decreased by 8.3% (in USD terms) and increased by 1.7% (in local currency terms) year on year, primarily due to the strategic focus on high value customers as described above.

ALGERIA
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2020	2019	2018		‘19-20 % change		‘18-19 % change

Total operating revenue	689	775	813		-11.1%		-4.7%
Mobile service revenue	685	771	801		-11.2%		-3.7%
- of which mobile data	260	232	188		12.1%		23.4%
Sales of equipment, accessories and other	4	4	12		0.0%		-66.7%
Operating expenses	387	421	449		-8.1%		-6.2%
Adjusted EBITDA	302	354	363		-14.7%		-2.5%
Adjusted EBITDA margin	43.8%	45.7%	44.6%	-1.9	pp	1.1	pp

RESULTS OF OPERATIONS IN DZD

	Year ended December 31,
In millions of DZD (except as indicated)	2020	2019	2018		‘19-20 % change		‘18-19 % change

Total operating revenue	87,201	92,513	94,773		-5.7%		-2.4%
Mobile service revenue	86,661	91,870	93,409		-5.7%		-1.6%
- of which mobile data	32,890	27,665	21,978		18.9%		25.9%
Sales of equipment, accessories and other	540	643	1,364		-16.0%		-52.9%
Operating expenses	48,954	50,241	52,376		-2.6%		-4.1%
Adjusted EBITDA	38,282	42,272	42,398		-9.4%		-0.3%
Adjusted EBITDA margin	43.9%	45.7%	44.7%	-1.8	pp	1.0	pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2020	2019	2018	‘19-20 % change	‘18-19 % change

Mobile
Customers in millions	14.1	14.6	15.8	-3.4%	-7.6%
Mobile data customers in millions	9.2	8.8	9.2	4.5%	-4.3%
ARPU in US$	4.0	4.2	4.3	-4.8%	-2.3%
ARPU in DZD	502.0	501.0	504.0	0.2%	-0.6%

TOTAL OPERATING REVENUE
    In 2020, our Algeria total operating revenue decreased by 11.1% (in USD terms) and by 5.7% (in local currency terms) year-on-year, primarily due to lower subscriber base in an aggressively competitive market and the negative impact of a change in the Mobile Termination Rate (MTR), as well as the economic slowdown due to the COVID-19 pandemic. Data revenue growth remained strong due to higher usage as a result of 4G rollout.
ADJUSTED EBITDA

    In 2020, our Algeria Adjusted EBITDA decreased by 14.7% (in USD terms) and by 9.4% (in local currency terms) year-on-year primarily due to the decrease in total revenue as described above, with operating expenses remaining relatively stable.
NUMBER OF CUSTOMERS
    As of December 31, 2020, our customer base in Algeria segment decreased by 3.4% to 14.1 million year-on-year driven by the overall economic slowdown as a result of the pandemic. Mobile data customers showed a growth of 4.5% year on year mainly due to 4G roll out and increased demand for data.

ARPU
    In 2020, our mobile ARPU in Algeria decreased by 4.8% (in USD terms) and increased by 0.2% (in local currency terms) year-on-year. The stable performance in local currency terms resulted from growth due to pricing and a more high-value customer base, offset by lower consumption due to a general economic slowdown as described above.

BANGLADESH
RESULTS OF OPERATIONS IN US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2020	2019	2018		‘19-20 % change		‘18-19 % change

Total operating revenue	537	537	521		0.0%		3.1%
Mobile service revenue	527	525	504		0.4%		4.2%
- of which mobile data	133	109	87		22.0%		25.3%
Sales of equipment, accessories and other	10	12	17		-16.7%		-29.4%
Operating expenses	310	314	338		-1.3%		-7.1%
Adjusted EBITDA	228	222	183		2.7%		21.3%
Adjusted EBITDA margin	42.5%	41.3%	35.1%	1.2	pp	6.2	pp

RESULTS OF OPERATIONS IN BDT

	Year ended December 31,
In millions of BDT (except as indicated)	2020	2019	2018		‘19-20 % change		‘18-19 % change

Total operating revenue	45,601	45,284	43,653		0.7%		3.7%
Mobile service revenue	44,726	44,332	42,211		0.9%		5.0%
- of which mobile data	11,286	9,194	7,250		22.8%		26.8%
Sales of equipment, accessories and other	875	952	1,442		-8.1%		-34.0%
Operating expenses	26,286	26,522	28,306		-0.9%		-6.3%
Adjusted EBITDA	19,315	18,762	15,347		2.9%		22.3%
Adjusted EBITDA margin	42.4%	41.4%	35.2%	1.0	pp	6.2	pp

SELECTED PERFORMANCE INDICATORS

	Year ended December 31,
	2020	2019	2018	‘19-20 % change	‘18-19 % change

Mobile
Customers in millions	33.2	33.6	32.3	-1.2%	4.0%
Mobile data customers in millions	19.9	18.9	19.6	5.3%	-3.6%
ARPU in US$	1.3	1.3	1.3	0.0%	0.0%
ARPU in BDT	111.0	112.0	110.0	-0.9%	1.8%

TOTAL OPERATING REVENUE

    In 2020, our Bangladesh total operating revenue was at par with prior year in USD terms and observed a slight growth of 0.7 % in local currency terms. Overall, the negative impact of the pandemic crisis was offset by consistent performance in the acceleration of service revenue growth following spectrum acquisition and enhanced network availability along with the continued expansion of Banglalink’s distribution footprint.
ADJUSTED EBITDA
    In 2020, our Bangladesh Adjusted EBITDA increased by 2.7% (in USD terms) and by 2.9% (in local currency terms) year-on-year. This was mainly due to consistent performance on revenue and operational savings, which was partially offset by the increase in minimum tax rates adversely impacting operating expenses.
NUMBER OF CUSTOMERS
    As of December 31, 2020, the number of mobile customers in our Bangladesh segment decreased by 1.2% year-on-year to 33.2 million. This was primarily due to higher churn rate when compared with last year. Our mobile data customers also saw an increase of 5.3% year-on-year.
ARPU
    In 2020, our mobile ARPU in Bangladesh remained stable in both USD and local currency terms when compared with last year.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital
    Working capital is defined as current assets less current liabilities.
    As of December 31, 2020, we had negative working capital of US$1,560 million, compared to negative working capital of US$3,269 million as of December 31, 2019. The change was primarily due to decrease in short term borrowings and other liabilities and increase in cash position when compared to last year.
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

Consolidated Cash Flow Summary

(In millions of U.S. dollars)	2020	2019	2018

Net cash flows from operating activities	2,443	2,949	2,515
Net cash flows from / (used in) investing activities	(1,910)	(1,888)	1,997
Net cash flows from / (used in) financing activities	(103)	(1,639)	(3,916)

Net increase / (decrease) in cash and cash equivalents	430	(578)	596

Net foreign exchange difference	(48)	(9)	(119)

Cash and cash equivalents at beginning of period	1,204	1,791	1,314

Cash and cash equivalents at end of period, net of overdraft **	1,586	1,204	1,791
    For more details, see Consolidated Statement of Cash Flows in our Audited Consolidated Financial Statements.
    In 2020, net cash flows from operating activities decreased to US$2,443 million from US$2,949 million in 2019. The decrease was mainly due to a one off cash inflow of US$350 million in 2019 relating to revised arrangement with Ericsson and lower revenues during 2020 when compared with last year.

    For the year ended December 31, 2020, we recorded an outflow of US$1,910 million from investing activities, compared to an outflow of US$1,888 million in 2019, this increase reflects the continued high levels network investments in Russia, this was offset by increased cash outflows in 2019 relating to the amounts pledged as collateral for the Mandatory Tender Offer (MTO) with respect to acquisition of non-controlling interests in GTH. Our total payments for the purchase of property, equipment and intangible assets amounted to US$1,778 million compared to US$1,683 million in 2019.
    In 2020, net cash outflow for financing activities was US$103 million compared to net cash outflow of US$1,639 million in 2019. The change of net cash flows used for financing activities was mainly driven by significant financing and refinancing activities in 2020, compared to the previous year.

Indebtedness
    As of December 31, 2020, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$7,678 million, compared to US$7,519 million as of December 31, 2019. As of December 31, 2020, our debt includes overdrawn bank accounts related to our cash-pooling program of US$8 million.
    As of December 31, 2020, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date

VEON Holdings B.V.	Loan from Sberbank	7.35%	RUB	30,000	406	06.03.2024
VEON Holdings B.V.	Loan from Sberbank	CBR Key Rate + 2.2%	RUB	37,500	508	06.03.2023
VEON Holdings B.V.	Loan from Sberbank	CBR Key Rate + 2.2%	RUB	12,500	169	06.03.2023
VEON Holdings B.V.	Loan from Alfa Bank	7.50%	RUB	30,000	406	03.11.2025
VEON Holdings B.V.	Loan from VTB	CBR Key Rate + 1.85%	RUB	30,000	406	07.09.2025
VEON Holdings B.V.	Notes	3.38%	USD	1,250	1,250	11.25.2027
VEON Holdings B.V.	Notes	7.50%	USD	417	417	03.01.2022
VEON Holdings B.V.	Notes	5.95%	USD	529	529	02.13.2023
VEON Holdings B.V.	Notes	4.95%	USD	533	533	06.17.2024
VEON Holdings B.V.	Notes	4.00%	USD	1,000	1,000	04.09.2025
VEON Holdings B.V.	Notes	7.25%	USD	700	700	04.26.2023
VEON Holdings B.V.	Notes	6.30%	RUB	20,000	271	06.18.2025
VEON Holdings B.V.	Notes	6.50%	RUB	10,000	135	09.11.2025
VEON Holdings B.V.	Cash-pool overdrawn accounts				1
VEON Holdings B.V. Total					6,731
PJSC VimpelCom	VIP Finance Ireland (i)	7.75%	USD	262	262	02.02.2021
PJSC VimpelCom	Other PJSC VimpelCom				9
PJSC VimpelCom Total					271
PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.35%	PKR	5,000	31	06.15.2022
PMCL	Syndicated Loan Facility	6M KIBOR	PKR	2,909	18	12.15.2023
PMCL	Syndicated Loan Facility	6M KIBOR	PKR	1,810	11	12.15.2023
PMCL	Syndicated Loan Facility	6M KIBOR + 0.35%	PKR	12,837	80	06.15.2022
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	33,848	211	09.02.2026
PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.55%	PKR	10,000	62	09.02.2026
PMCL	Other				11
Pakistan Mobile Communications Limited Total					424
Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	6,341	75	09.24.2022
Banglalink	Syndicated Loan Facility	Average bank deposit rate + 3.0%	BDT	436	5	03.24.2021
Other					8
Banglalink Digital Communications Ltd. Total					88
PJSC Kyivstar	Loan from Alfa Bank	NBU Key rate + 3.00%	UAH	1,480	52	12.14.2023
PJSC Kyivstar	Loan from OTP Bank	10.15%	UAH	1,000	35	12.22.2023
PJSC Kyivstar	Loan from Raiffeisen Bank	11.00%	UAH	1,400	50	11.26.2025
PJSC Kyivstar	Loan from Alfa Bank	NBU Key rate + 3.00%	UAH	120	4	02.08.2021
PJSC Kyivstar Total					141

Other entities	Cash-pool overdrawn accounts and other				23

					7,678
(i) Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)

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
Cash Subject to Currency and Contractual Restrictions
The company performed a test on the restricted net assets of consolidated subsidiaries and concluded the restricted net assets exceed 25% of the consolidated net assets of the company as of December 31, 2020. The company is subject to the legal restrictions to distribute accumulated profits from Algeria by virtue of a local shareholding agreement (i.e. it is allowed only to distribute 42.5% of current year profit), and the rest is restricted. As of December 31, 2020, VEON Ltd. had restricted net assets of 390%, compared to 58% in 2019, of total net assets. The relative increase in restricted net asset was primarily due to the impairment of our Russia and Kyrgyzstan CGU’s, as well as the devaluation of exchange rates in the countries in which VEON operates, thus lowering the book value of the company’s consolidated net assets compared to an unchanged share of the restricted assets. The restricted net assets in Algeria have no implications on the company’s ability to pay dividends.

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
    In 2020, our capital expenditures excluding licenses and right of use assets were US$1,889 million compared to US$1,741 million in 2019. This was primarily due to investments in our networks in Russia, Pakistan, Ukraine and Bangladesh.
    We expect that our capital expenditures excluding licenses and right-of-use assets in 2021 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE and 3G networks in Russia, Algeria, Bangladesh, Pakistan and Ukraine. We expect that these expenditures will continue to be significant in 2021.
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
    As of December 31, 2020, we had an undrawn amount of US$1,625 million under existing credit facilities. For additional information on our outstanding indebtedness, please refer to Note 17 — Financial Risk Management of our Audited Consolidated Financial Statements attached hereto.
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
    Below is the reconciliation of Capital expenditures excluding licenses and ROU to cash flows used to Purchase of property, plant and equipment and intangible assets:

	2020	2019	2018

Capital expenditures *	1,889	1,741	1,415
Adjusted for:
Additions of licenses	53	50	526
Difference in timing between accrual and payment for capital expenditures	(164)	(108)	7

Purchase of property, plant and equipment and intangible assets	1,778	1,683	1,948
* Excluding licenses and right-of-use assets, refer to Note 2 — Segment information of the Audited Consolidated Financial Statements

Quantitative And Qualitative Disclosures About Market Risk
    For information on quantitative and qualitative disclosures about market risk see Item 11 — Quantitative and Qualitative Disclosures About Market Risk.

Contractual Obligations
     As of December 31, 2020, we had the following contractual obligations:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Bank loans and bonds	842	3,803	3,123	1,408	9,176
Lease liabilities	525	896	639	239	2,299
Purchase obligations	778	19	—	—	797

Total financial liabilities, net of derivative assets	2,145	4,718	3,762	1,647	12,272
    For the description of the contractual obligations please refer to Note 11 — Property and Equipment, Note 12 — Intangible Assets & Goodwill, Note 15 — Investments, Debt and Derivatives and Note 17 — Financial Risk Management of our Audited Consolidated Financial Statements attached hereto.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management
    As of March 1, 2021, our directors, their respective ages, positions, dates of appointment and assessment of independence were as follows:

Name	Age	Position	First Appointed	Independent
Gennady Gazin	56	Chairman of Board of Directors	2020 (as Chairman); 2015 (as member)	☒
Hans Holger Albrecht	57	Director	2020	☒
Osama Bedier	45	Director	2018	☒
Leonid Boguslavsky	69	Director	2021	☒
Peter Derby	60	Director	2020	☒
Mikhail M. Fridman	56	Director	2010
Amos Genish	60	Director	2020	☒
Yaroslav Glazunov	41	Alternate Director (Alexander Pertsovsky)	2020
Andrei Gusev	48	Director	2014
Gunnar Holt	66	Director	2015	☒
Robert Jan van de Kraats	60	Director	2018	☒
Alexander Pertsovsky	52	Director	2018
Steve Pusey	59	Director	2020	☒

    The board of directors consists of twelve members, nine of whom we deem to be independent. In analyzing the independence of the members of the board of directors for this purpose, we are guided by the NASDAQ listing rules, the rules promulgated by the SEC and the Dutch Corporate Governance Code, as if those rules applied to us.
All members of the board of directors are elected by our shareholders through a cumulative voting process. Nominations to the board of directors are managed by its nominating and corporate governance committee, which is led by Peter Derby, whom we deem to be an independent member of the board of directors. The nominating and corporate governance committee looks to ensure that the membership of the board of directors consists of individuals with sufficiently diverse and independent backgrounds. All members of the board of directors possess relevant industry experience and have additionally been selected to provide the requisite experience required of the committees of our board of directors.
The members of our current board of directors, with the exception of Mr. Glazunov and Mr. Boguslavsky, were elected at the June 1, 2020 annual general meeting of shareholders in accordance with our bye-laws. Mr. Glazunov was appointed as an alternate director for Alexander Pertsovsky on October 27, 2020. Mr. Boguslavsky was appointed as a director on January 15, 2021 to fill the casual vacancy created when Mariano de Beer stepped down in December 2020. All members of our board of directors, including Mr. Glazunov and Mr. Boguslavsky, will serve until the next annual general meeting, unless any members are removed from office or their offices are vacated in accordance with our bye-laws. Alternate directors will be summoned to act as regular directors in a temporary or permanent manner in case of absence, vacancy or demise.
On July 30, 2018, we amended and restated our bye-laws to, among other things, eliminate our two-tier board structure. As a result, we have a board of directors and a management advisory committee known as the group executive committee.
Our bye-laws empower the board of directors to direct the management of the business and affairs of the group, and require that the board of directors approves important matters including, among others, the annual budget and audited accounts, organizational or reporting changes to the management structure, significant transactions and changes to share capital or other significant actions. Additionally, under Bermuda law, the board of directors has the right to require that any matter come to the board of directors for approval and any member of the board of directors may bring forward an item for the agenda of the board of directors, which helps to ensure that the board of directors provides appropriate oversight over group matters.
The group executive committee is currently comprised of VEON Ltd.’s co-Chief Executive Officers, Group Chief Financial Officer, Group General Counsel, Group Chief Internal Audit & Compliance Officer, and the Chief Strategy Officer. The group executive committee is focused on the management of the business affairs of VEON Ltd. and its subsidiaries as a whole, including execution of the group’s competitive strategy, driving financial performance and overseeing and coordinating group-wide initiatives. On an annual basis, our group executive committee, audit and risk committee and board of directors define our risk profile for the categories of risk we encounter in operating our business, which are then integrated into our business through global policies and procedures.
    As of March 1, 2021, the members of our group executive committee, their respective ages, positions and dates of appointment were as follows:

Name	Age	Position	First Appointed
Kaan Terzioğlu	52	Group Chief Executive Officer	March 2020 (as co-CEO)
Sergi Herrero	38	Group Chief Executive Officer	March 2020 (as co-CEO)
Serkan Okandan	50	Group Chief Financial Officer	May 2020
Scott Dresser	53	Group General Counsel	September 2014
Alex Kazbegi(1)	58	Group Chief Strategy Officer	February 2019
Joop Brakenhoff	55	Group Chief Internal Audit & Compliance Officer	July 2020
(1) Alex Kazbegi will be stepping down from his role as Group Chief Strategy Officer effective March 31, 2021. His replacement will be announced in due course.

Board of Directors
    Gennady Gazin (Chairman of Board of Directors) has served as the Chairman of the VEON Ltd. Board of directors since June 2020 and a director of the company since June 2015 and we deem Mr. Gazin to be an independent director. Mr. Gazin is a member of VEON Ltd.’s nominating and corporate governance committee and its finance committee. Mr. Gazin has served as an Affiliate Partner at Lindsay Goldberg, a New York based private equity firm, since 2015; Chairman of the Board at Genesis Philanthropy Group since 2014; and a member of the advisory board of LetterOne Technology LLP since 2015 and DVO Private Equity since 2018. From 2007 to 2012, Mr. Gazin served as CEO of EastOne, an international investment advisory group. Prior to EastOne, Mr. Gazin worked at McKinsey & Company’s New York and Moscow offices for 14 years, during which time he was an active member of the Telecommunications practice and also served as the Senior Partner responsible for McKinsey’s CIS practice. Mr. Gazin started his professional career as a systems and telecommunications engineer at Bell Communications Research/Tellcordia and General Dynamics in the USA. Mr. Gazin received a bachelor’s degree in Electrical Engineering from Cornell University in 1987, a master’s degree in Electrical Engineering from Stanford University in 1988 and an M.B.A. from the Wharton School of Business at the University of Pennsylvania in 1993.
Hans Holger Albrecht (Director) has been a director of VEON Ltd. since June 2020 and we deem Mr. Albrecht to be an independent director. Mr. Albrecht is a member of VEON Ltd.’s compensation and talent committee and digital committee. He has served as the Chairman of the supervisory board of Scout24 AG, a publicly listed operator of online marketplaces in several industries, since 2018. In addition, Mr. Albrecht has served as a member of the boards of directors of Norwegian mobile network operator Ice Group AS since 2015 and German cable provider Tele Columbus AG since 2019. Mr. Albrecht has also served as a member of the digital advisory board of German retail bank Deutsche Postbank since 2016. Mr. Albrecht has been the Chief Executive Officer of Deezer Group since 2015, a French online music streaming service. Mr. Albrecht was the President and Chief Executive Officer of Millicom International Cellular S.A., a telecom and media group offering digital services to over 50 million customers in Africa and Latin America, from 2012-2015, and Modern Times Group MTG AB, a publicly traded Swedish digital entertainment company, from 1998 to 2012. Mr. Albrecht holds a doctorate from Ruhr-Universitat Bochum in Germany and a master of law from the University of Freiburg.
Osama Bedier (Director) has been a director of VEON Ltd. since July 2018 and we deem Mr. Bedier to be an independent director. Mr. Bedier is a member of VEON Ltd.’s digital committee. Mr. Bedier is the founder of Poynt, a credit card processing terminal developed and marketed for small businesses, which was acquired by GoDaddy in February 2021. Mr. Bedier now leads the Commerce Division of GoDaddy. Mr. Bedier also serves on the Board of RS2. Prior to founding Poynt, Mr. Bedier served as the Vice President of Payments at Google from 2011 to 2013, where he created Google Wallet. Prior to Google, Mr. Bedier spent nine years running product and engineering at PayPal. He has also held engineering leadership roles at eBay, Gateway Computers and AT&T Wireless.
Leonid Boguslavsky (Director) has been a director of VEON Ltd. since January 2021 and we deem Mr. Boguslavsky to be an independent director. Mr. Boguslavsky is a member of VEON Ltd.’s digital committee. Mr. Boguslavsky is an entrepreneur, scientist and venture capitalist and founder of RTP Global (formerly known as ru-Net), which since 2000 has focused on investments in early-stage start-ups across the globe. He was a managing partner at PricewaterhouseCoopers (PwC) from 1997 to 2001. Mr. Boguslavsky has served as a Member of the Board of Directors of JSC “AC Rus Media” since 2019; Member of the Board of Directors of Sberbank PJSC since 2017; Member of the Board of Directors of Super League Holdings Pte. LTD (Singapore) since 2016; and Chairman of the Board of Ivi.ru LLC since 2012. Mr. Boguslavsky graduated from the Moscow Institute of Transport Engineering (MIIT) in 1973, majoring in Computer Science and Applied Mathematics.

Peter Derby (Director) has been a director of VEON Ltd. since June 2020 and we deem Mr. Derby to be an independent director. Mr. Derby is serving as the chairman of VEON Ltd.’s nominating and corporate governance committee and as a member of the audit and risk committee. He currently serves as Managing Partner of investment management company, Concinnity Advisors LP, which he founded in 2007. From 2018 to 2011, Mr. Derby was a portfolio manager at Diamondback Advisors NY, LLC. From 2003 to 2005, Mr. Derby served as the Managing Executive for Operations and Management for the U.S. SEC. In 1989, he participated in the founding of DialogBank, the first private Russian bank to receive an international banking license, where he served as Chairman of the Board from 1997 to 1998 and as President and CEO from 1991 to 1997. Mr. Derby also founded the first Russian investment firm in 1991, Troika Dialog. He began his career in banking and finance with roles at Chase Manhattan Bank and later at National Westminster Bank. Mr. Derby received a bachelor’s degree in accounting, finance and international finance from New York University in 1983.
    Mikhail M. Fridman (Director) has been a director of VEON Ltd. since April 2010 and we deem Mr. Fridman to be a non-independent director. Mr. Fridman was a member of the board of directors of OJSC VimpelCom from July 2001 until April 2010. He currently serves as the Chairman of the Supervisory Board of the Alfa Group Consortium and a member of the board of directors of JSC Alfa-Bank since 1994, ABH Holdings S.A. since 2015, LetterOne Holdings SA since 2013, LetterOne Investment Holdings SA since 2015 and LetterOne Core Investments SARL since 2019. Mr. Fridman also has served as a member of the Supervisory Board of X5 RETAIL GROUP N.V. since 2006. He is a member of the Public Chamber of the Russian Federation. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal Metallurgical Works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986 and in 1989, together with his partners, founded the Alfa Group Consortium.
Amos Genish (Director) has served as a director of VEON Ltd. since June 2020 and we deem Mr. Genish to be an independent director. Mr. Genish is serving as chairman of VEON Ltd.’s telecommunications committee and is a member of its digital committee. currently serves on the board of representatives of music video and entertainment services distributor VEVO LLC, and has served as Chairman of the Board of Israeli on-demand mobility company Gett since 2019. He has also served as the Senior Partner and the Head of Digital Retail at Brazilian investment bank BTG Pactual since 2019. Previously, Mr. Genish served on the board of directors of the Brazilian publicly listed bank Itau Unibanco Holding S.A. from 2017 to 2019. Mr. Genish also served as the Chief Executive Officer of Telecom Italia from 2017 to 2018, the Chief Convergence Officer of French mass media conglomerate Vivendi in 2017, and the Chief Executive Officer of the Vivo division of telecommunications group Telefonica Brasil from 2015 to 2016. Mr. Genish co-founded and served as the Chief Executive Officer of Brazilian telecommunications company Global Village Telecom from 1999 to 2015. He started his career at KPMG in Israel. Mr. Genish received a bachelor’s degree in accounting and economics from Tel Aviv University in 1986.
Yaroslav Glazunov (Alternate Director for Alexander Pertsovsky) has been a director of VEON Ltd. since October 2020 and we deem Mr. Glazunov to be a non-independent director. Mr. Glazunov is serving as chairman of VEON Ltd.’s compensation and talent committee and is a member of its nominating and corporate governance committee. Mr. Glazunov joined Korn Ferry in January 2021 as a senior client partner. Prior to joining Korn Ferry, Mr. Glazunov was a managing partner at Spencer Stuart International and a partner at Heidrick & Struggles in Moscow. Mr. Glazunov has been in the leadership advisory global business for 20 years focusing on CEO succession, efficiency and performance and has worked with corporate boards and founders of companies in Europe, India and Russia. He holds a master's degree in management from Plekhanov University. He previously completed a leadership program at INSEAD in Fontainebleau, France, and an executive program at Singularity University in Silicon Valley, California.
    Andrei Gusev (Director) has been a director of VEON Ltd. since April 2014 and we deem Mr. Gusev to be a non-independent director. Mr. Gusev is serving as chairman of VEON Ltd.’s finance committee and as a member of its nominating and corporate governance committee. Mr. Gusev is a senior partner at LetterOne Technology (UK) LLP, joining in 2014, and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was Chief Executive Officer of X5 Retail Group N.V. from 2011 to 2012 and prior to that, from 2006 to 2010, served as its Director of Business Development and M&A. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received an M.B.A. from the Wharton School at the University of Pennsylvania in 2000 and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994.
    Gunnar Holt (Director) has been a director of VEON Ltd. since June 2015 and we deem Mr. Holt to be an independent director. Mr. Holt is serving as a member of VEON Ltd.’s audit and risk committee, finance committee and compensation and talent committee. Mr. Holt was a Senior Advisor at Telenor ASA from 2006 to 2017 and previously served as Group Finance Director. From 1995 to 1999, he worked at Aker ASA and Aker RGI ASA, serving as Executive Vice President and CFO. From 1986 to 1995, he held various leadership positions in the Aker Group, including Deputy President of Norwegian Contractors AS, Executive Vice President and Chief Financial Officer of Aker Oil and Gas Technology AS, President of Aker Eiendom AS, and Finance and Accounting Director of Aker Norcem AS. From 1978 to 1986, he served as Executive Officer and Special Advisor in the Norwegian Ministry of Petroleum and Energy. Mr. Holt holds a Doctor of

Business Administration degree and Advanced Postgraduate Diploma in Management Consultancy from Henley Management College, Brunel University, in the United Kingdom; an M.B.A. from the University of Queensland in Australia, and an M.B.A. in finance from the University of Wisconsin. He also received a Diplomøkonom from The Norwegian School of Management. Mr. Holt has served on a number of corporate boards.
Mr. Robert Jan van de Kraats (Director) RA (Chartered Accountant) has been a director of VEON Ltd. since July 2018 and we deem Mr. Jan van de Kraats to be an independent director. On February 16, 2021, Mr. Jan van de Kraats was appointed as director liaison for matters related to investor relations. He serves as the chairman of VEON Ltd.’s audit and risk committee. He was appointed as Chairman of the Board of TMF Group, a global provider of payroll, accounting, corporate secretarial and alternative investment services earlier this year. He has served as a non-executive director / supervisory board director with Royal Schiphol NV, an aviation company majority held by the Dutch state, since 2015 and OCI NV, a fertilizer and chemicals company, since 2014. In addition, he has served as an advisor to the Dutch Authority for the Financial Markets (AFM) and privately held retailer SuitSupply. He previously served as the Chief Financial Officer and a member of the Executive Board of Randstad Holding NV from 2001 to 2018, serving as the Vice Chairman of the Executive Board from 2006 to 2018, and was responsible for finance, information technology, shared service centers, merger and investor relations business functions. During his tenure at Randstad he also served as COO and was operationally responsible for businesses located in Japan, India, China, Nordics, Argentina and Chile. He also previously served as a member of the Commission on Dutch Corporate Governance from 2013 to 2017, which designed a new corporate governance code for the Netherlands. He was a member of the supervisory boards of bank and insurance provider SNS Reaal from 2006 to 2013, financial services provider SRLEV NV, and information and telecommunication services provider Ordina NV from 2004 to 2012. In addition, he served on the management board of Dutch credit insurance company NCM Holding NV (now Atradius) from 1999 to 2001 as Chief Financial Officer and Chief Operating Officer for a business line. He began his career in 1979 with Deloitte Dijker van Dien (now part of PwC). In 2007, he founded the Barcode for Life Foundation, an organization that supports research into DNA analysis in order to improve the treatment of cancer.
Mr. Alexander Pertsovsky (Director) has been a director of VEON Ltd. since July 2018 and we deem Mr. Pertsovsky to be a non-independent director. Mr. Pertsovsky is serving as a member of VEON Ltd.’s compensation and talent committee. Mr. Pertsovsky joined LetterOne Technology in London on January 1, 2018 from Bank of America Merrill Lynch, where he serves as Vice Chairman since November 2020 and served as Managing Partner until October 2020. At Bank of America Merrill Lynch, Mr. Pertsovsky served as the Country Executive for Russia & CIS since February 2013. Prior to that, Mr. Pertsovsky was at Renaissance Capital, which he joined in 2002 and oversaw the institutional securities business and our activities in Russia. He became Chief Executive Officer of Renaissance Capital in 2007. Mr. Pertsovsky holds an MS degree in Applied Mathematics from the Moscow Institute of Radio, Engineering and Automation. He also received an M.B.A. from Columbia University in 2002.
Steve Pusey (Director) has been a director of VEON Ltd. since June 2020 and we deem Mr. Pusey to be an independent director. He serves as a member of VEON Ltd.’s telecommunications committee. Mr. Pusey has served on the boards of directors of publicly listed British multinational energy and services company Centrica PLC and publicly listed US cybersecurity company FireEye, Inc. since 2015. In addition, Mr. Pusey has also served on the board of directors of digital product engineering services provider GlobalLogic, Inc, since 2016, Accedian Networks, Inc., a US developer of network communication and application monitoring software and hardware, since 2017 and Canadian middleware manufacturer Solace Systems, Inc. since 2018. Mr. Pusey has served as a senior adviser to Bridge Growth Partners, an American private equity fund that invests in technology and financial services companies, since 2017. Mr. Pusey previously served on the board of directors of British global semiconductor and software design company ARM Holdings PLC from 2015 to 2016. In addition, Mr. Pusey served as the Group Chief Technology Officer of Vodafone Group PLC from 2006 to 2015. Mr. Pusey held positions of increasing seniority at Nortel Networks from 1982 to 2006, culminating in his appointment as President, Europe of Nortel Networks UK Ltd. in 2005. Mr. Pusey began his career as an apprentice at British Telecom Plc in 1977.
Group executive committee
    Kaan Terzioğlu has served as Group co-Chief Executive Officer since March 2020. Previously, he served as a joint Chief Operating Officer of VEON Ltd. since November 2019, and as a member of the VEON Ltd. Board of Directors from June 2019 until November 2019. Mr. Terzioğlu was Turkcell’s Chief Executive Officer from April 2015 until March 2019. Mr. Terzioğlu is the recipient of the global 2019 Outstanding Contribution Award to Mobile Industry from the GSMA. He has served as a member of the Board of Directors of Digicel since July 2019, a Caribbean and Pacific telecommunications operator, since July 2019, and is currently on the board of the GSMA Foundation focusing on “Mobile Communications for Development” as well as several international institutions and organizations. He served on the GMSA board, the leading international mobile communication organization, for three consecutive terms and on the advisory board of the World Economic Forum Center for Fourth Industrial Revolution. Mr. Terzioğlu also served as a board member for “Turkey’s Car” Initiative and was the chairman of the Mobile Telecommunications Operators Association (m-TOD). From 2012 to 2015, Mr. Terzioğlu served as a member of the board of directors at Akbank, Aksigorta A.Ş., Teknosa Iç ve Diş Ticaret A.Ş. and

Carrefoura A.Ş. From 1999 to 2012, he held global managerial roles at Cisco offices located in Brussels, London and San Jose. Mr. Terzioğlu began his professional life at Arthur Andersen Turkey, and later undertook several roles on information technologies at Arthur Andersen from 1990 to 1998 in the United States, Belgium and Turkey. Mr. Terzioğlu graduated from the Department of Business Administration at Boğaziçi University.
    Sergi Herrero has served as Group co-Chief Executive Officer since March 2020. Previously he served as Chief Operating Officer of VEON Ventures since September 2019. Prior to joining VEON, Mr. Herrero was Facebook’s Global Director of Payments and Commerce Partnerships where he has overseen the launch and growth of payment and commerce capabilities for Messenger, WhatsApp and Instagram. He also led the deployment of Charitable Giving, the scaling and optimization of the Facebook Ads payments business and drove the expansion of the platform's global marketplace. Before joining Facebook in 2014, he held several senior roles in technology, banking and consulting. Mr. Herrero was awarded an MSc in Telecommunications Management from Spain's Ramon Llull University, in addition to an earlier undergraduate degree in Electrical Engineering.
    Serkan Okandan has served as VEON’s Group Chief Financial Officer since May 2020. Prior to joining VEON, Mr. Okandan had been Group CFO at the Etisalat Group since 2012, and prior to joining Etisalat Group, was Group CFO at Turkcell. During his twenty years at the Etisalat Group and Turkcell, telecommunications providers in the Middle East, Eastern Europe, Asia and Africa, he held senior management and board positions of subsidiaries in Ukraine and Pakistan. Mr. Okandan is a graduate of the Faculty of Economics and Administrative Sciences at Bosphorus University in Istanbul, Turkey.
    Scott Dresser has served as VEON’s General Counsel since September 2014. Prior to joining VEON, Mr. Dresser was most recently Vice President of Global Strategic Initiatives at BirdLife International, a global conservation organization. Between 2006 and 2012, Mr. Dresser was with Virgin Media in the UK, including serving as General Counsel, where he led its legal department and acted as principal liaison with Virgin Media’s Board of Directors, as well as being a member of its Executive Management Team. He also previously held positions in the United States at White Mountains RE Group (which is the operating company of White Mountains Insurance Group Ltd), in the role of Senior Vice President and Associate General Counsel from 2005 to 2006. From 2002 to 2005, he served as Senior Advisor for Legal and Financial Affairs for the International Global Conservation Fund (an international environmental conservation organization), and prior to that, he was an attorney at Morgan, Lewis & Bockius LLP and at Lord Day & Lord, Barrett Smith. Mr. Dresser studied at Vanderbilt University School of Law and University of New Hampshire. He is currently a member of the Bar in New York and Connecticut where he was admitted in 1993. Mr. Dresser is on the advisory board of BirdLife International.
    Alex Kazbegi has served as VEON’s Chief Strategy Officer of VEON since February 2019. He will be stepping down from this role effective March 31, 2021. Prior to joining VEON, Mr. Kazbegi was Head of Research and was an equity analyst for Renaissance Capital since 2002. From 1995 to 2002, Mr. Kazbegi was an equity research analyst for Salomon Brothers (now Citi). Mr. Kazbegi received an MA from Tbilisi State University, Physics Faculty in 1984, and a PhD in Physics from Tbilisi State University (in a joint degree program with Moscow State University) in 1993. Mr. Kazbegi obtained an MBA from Tulane University in 1995.
Joop Brakenhoff Joop Brakenhoff has served as VEON’s Group Chief Internal Audit & Compliance Officer since July 2020. Mr. Brakenhoff joined VEON in January 2019 and, until assuming his current role, served as VEON’s Head of Internal Audit. Prior to joining VEON, he was head of Global Audit at Heineken International from 2010 to 2018. From 2002 to 2010, Mr. Brakenhoff held senior audit roles at Royal Ahold, prior to which he was Chief Financial Officer of Burg Industries B.V. Mr. Brakenhoff started his career at KPMG in 1985 where he worked for nine years in a variety of audit roles. Mr. Brakenhoff is a graduate of NIVRA Amsterdam and is a certified public accountant (CPA).

B. Compensation
In order to ensure alignment with the long-term interests of the company’s shareholders, the compensation and talent committee periodically evaluates the compensation of the company’s board of directors directors taking into account the competitive landscape, the compensation of directors at other comparable companies and recommendations regarding best practices. Following review by the nominating and corporate governance committee, both the compensation and talent committee and the nominating and corporate governance committee make recommendations to the board of directors on compensation of the board of directors.
We incurred remuneration expense in respect of our directors and senior managers in an aggregate amount of approximately US$40 million for services provided during 2020. For more information regarding our director and senior management compensation, see Note 21 — Related Parties to our Audited Consolidated Financial Statements.

To stimulate and reward leadership efforts that result in sustainable success, value growth cash-based multi-year incentive plan (“Incentive Plans”) were designed for members of our recognized leadership community. The participants in the Incentive Plans may receive cash payouts after the end of each relevant award performance period.
Vesting is based on the attainment of certain Key Performance Indicators (“KPIs”), such as absolute share price, total return per share or value growth of certain VEON businesses. Options may be exercised by the participant at any time during a defined exercise period, subject to the Company’s insider trading policy.
The Company’s Short Term Incentive (“STI”) Scheme provides cash pay-outs to participating employees based on the achievement of established KPIs over the period of one calendar year. KPIs are set every year at the beginning of the year and evaluated in the first quarter of the next year. The KPIs are partially based on the financial and operational results (such as total operating revenue, EBITDA and equity free cash flow) of the Company, or the affiliated entity employing the employee, and partially based on individual targets that are agreed upon with the participant at the start of the performance period based on his or her specific role and activities. The weight of each KPI is decided on an individual basis.
Pay-out of the STI award is scheduled in March of the year following the assessment year and is subject to continued active employment during the year of assessment (except in limited “good leaver” circumstances in which case there is a pro-rata reduction) and is also subject to a pro-rata reduction if the participant commenced employment after the start of the year of assessment. Pay-out of the STI award is dependent upon final approval by the compensation and talent committee.
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

C. Board Practices
VEON Ltd. is governed by our board of directors, currently consisting of twelve directors. Our bye-laws provide that our board of directors consists of at least seven and no more than thirteen directors, as determined by the board of directors and subject to approval by a majority of the shareholders voting in person or by proxy at a general meeting. We have not entered into any service contracts with any of our current directors providing for benefits upon termination of service.
    The board of directors has delegated to the co-CEOs the power to manage the business and affairs of the company, subject to certain material business decisions reserved for the board of directors or shareholders, within the framework of our new governance model announced in the third quarter of 2020. The co-CEOs and their leadership team manage and operate the company on a day-to-day basis. The board of directors may appoint such other senior executives as the board may determine.
Under the new governance model, our board of directors and the co-CEOs have delegated to each VEON operating company considerable authority to operate their businesses. A Group Authority Matrix and updated policy framework has also been implemented, establishing clear decision making parameters and other requirements. Specifically, each operating company is accountable for operating its own business subject to oversight by their respective operating company boards and our board of directors; and they are also obligated to operate in accordance with Group policy and controls framework. The new governance model forms the cornerstone of governance and delegation of authority across the Group.
The board of directors has established a number of committees to support it in fulfilling its oversight and governance duties. These charters set out the purpose, membership, meeting requirement, authorities and responsibilities of the committees.

On an annual basis, our group executive committee, audit and risk committee and board of directors define our risk profile for the categories of risk we encounter in operating our business, which are then integrated into our business through global policies and procedures.
    In the composition of our board of directors and senior executives, we are committed to diversity of nationality, age, education, gender and professional background. In March 2021, we implemented a diversity and inclusion policy to formalize our commitment to diversity and inclusion at the board of directors’ level and throughout the organization.

Committees of the Board of Directors
    The committees of our board of directors consist of: an audit and risk committee, a compensation and talent committee, a finance committee, a nominating and corporate governance committee, a telecommunications committee and a digital committee. Our board of directors and committees meet at least quarterly. In 2020, our board of directors met 11 times, the audit and risk committee met 8 times, the compensation and talent committee met 11 times, the finance committee met 14 times, the nominating and corporate governance committee met 6 times, and telecommunications committee met 7 times, and the digital committee met 3 times. Each director who served on our board of directors during 2020 attended at least 94% of the meetings of the board of directors and committees on which he or she served that were held during his or her tenure on our board.

Audit and risk committee
    The charter of our audit and risk committee provides that each committee member is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. The audit and risk committee is primarily responsible for the following: the integrity of the company’s financial statements and its financial reporting to any governmental or regulatory body and the public; the company’s audit process; the qualifications, engagement, compensation, independence and performance of the company’s independent auditors, their conduct of the annual audit of the company’s financial statements and their engagement to provide any other services; VEON Ltd.’s process for monitoring compliance with legal and regulatory requirements as well as the company’s corporate compliance codes and related guidelines, including the Code of Conduct; the company’s systems of enterprise risk management and internal controls; and the company’s compliance program. The current members of our audit and risk committee, Robert Jan van de Kraats (chairman), Gunnar Holt and Peter Derby, are expected to serve until our next annual general meeting.
Compensation and talent committee
    Our compensation and talent committee is responsible for assisting and advising the board of directors in discharging its responsibilities with respect to overseeing the performance, selection and compensation of the CEO and all other individuals whose appointment, reappointment or early termination of employment require Board approval under the company’s bye-laws (including the members of the company’s group executive committee and the chief executive officers of the company’s operating subsidiaries). Our compensation and talent committee also has overall responsibility for approving and evaluating company’s director, executive and employee compensation and benefit plans. The committee advises the board of directors in relation to the company’s overall culture and values program, including by periodically assessing the substance and effectiveness of the program and considering overall employee feedback and other measurements of effectiveness. In addition, the committee periodically evaluates the compensation of directors of the company (including the annual board retainer fee, any equity-related compensation or incentive plan participation and fees for service on the committees of the board of directors), taking into account the competitive landscape, the compensation of directors at other comparable companies and recommendations regarding best practices. The committee formulates recommendations to the board of directors regarding such director compensation and any adjustments in compensation and/or incentives that the committee considers appropriate. Such recommendations are reviewed by the nominating and corporate governance committee of the board of directors, and both committees jointly deliver to the board such recommendations for consideration and approval. Finally, the compensation and talent committee evaluates the company’s programs, priorities, and progress for recruiting, staffing, developing talent, motivating and retaining competent CEO and senior executives (and potential successors) for present and future company needs, including succession planning. The current members of our compensation and talent committee, Yaroslav Glazunov (chairman), Gunnar Holt and Hans Holger Albrecht, are expected to serve until our next annual general meeting.

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
Nominating and corporate governance committee
    Our nominating and corporate governance committee is responsible for identifying and recommending to the board individuals qualified to serve as members of the board of directors, making recommendations to the board of directors concerning committee structure, membership and operations, developing, advising the board of directors on the adoption of and periodically reviewing a set of corporate governance practices applicable to the conduct of the company’s business, and periodically conducting an evaluation of the board of directors and its committees. In addition, the committee reviews recommendations of the compensation and talent committee of the board of directors regarding adjustments in director compensation, and both committees jointly deliver to the board of directors such recommendations for consideration and approval. The current members of our nominating and corporate governance committee, Peter Derby (chairman), Gennady Gazin and Yaroslav Glazunov, are expected to serve until our next annual general meeting.
Telecommunications committee
Our telecommunications committee is responsible for oversight of the operations and business strategy of the company’s telecommunications business, including the operational and technological capabilities associated with that strategy. The current members of our telecommunications committee, Amos Genish (chairman), Andrei Gusev and Steve Pusey, are expected to serve until our next annual general meeting.
Digital committee
    Our digital committee is responsible for advising on, and overseeing, the development of the company’s digital strategy and digital initiatives. The current members of our digital committee, Hans Holger Albrecht (chairman), Osama Bedier, Leonid Boguslavsky and Amos Genish, are expected to serve until our next annual general meeting.

D. Employees
The following chart sets forth the number of our employees as of December 31, 2020, 2019 and 2018, respectively:

	As of December 31,
	2020	2019	2018
Russia	26,453	28,003	28,570
Pakistan	4,539	4,325	4,424
Algeria	2,747	2,781	2,866
Bangladesh	1,137	1,200	1,120
Ukraine	3,628	3,527	2,754
Uzbekistan	1,604	1,594	1,563
Kazakhstan(1)	2,521	2,142	—
HQ	187	286	507
Others	824	2,634	4,328
Total	43,639	46,492	46,132

(1) The number of employees in Kazakhstan for the year ended December 31, 2018 was included in “Others.” Subsequently, Kazakhstan became a reportable segment and so for the years ended December 31, 2020 and 2019, the total number of employees in Kazakhstan is reported separately..

From time to time, we also employ external staff, who fulfill a position at the company for a temporary period. We do not consider these employees to constitute a significant percentage of our employee totals and have not included them above.

    The following chart sets forth the number of our employees as of December 31, 2020, according to geographic location and our estimates of main categories of activities:

	As of December 31, 2020
Category of activity(1)	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	Kazakhstan
Executive and senior management	20	21	12	8	15	21	12
Engineering, construction and information technology	2,393	785	764	352	1,354	420	1,161
Sales, marketing and other commercial operations	15,131	2,734	1,182	552	902	383	935
Finance, administration and legal	1,961	514	356	124	430	132	218
Customer service	5,253	253	335	35	760	367	83
Procurement and logistics	660	70	67	25	65	32	46
Other support functions	1,035	162	31	41	102	249	66
Total	26,453	4,539	2,747	1,137	3,628	1,604	2,521
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
    Our employees are represented by unions or operate collective bargaining arrangements in Algeria, Kyrgyzstan and Ukraine. We consider relations with our employees to be generally good. In February 2016, BDCL experienced labor disruptions in connection with the implementation of our announced performance transformation program. Such disruptions have not had a significant impact on our operations. An application for the registration of a union within BDCL was rejected by the government authorities and subsequent litigation is ongoing. A consequent notification was made by UNI Global Union to the Dutch NCP and the NCP has issued a final statement. For a discussion of risks related to labor matters, see Item 3.D. Risk Factors — Other Risks — “Our business may be adversely impacted by work stoppages and other labor matters.”

E. Share Ownership
To our knowledge, as of March 1, 2021 other than Mikhail Fridman, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. To our knowledge, Mr. Fridman has an indirect economic benefit in our shares held for the account of L1T VIP Holdings S.à r.l. (“L1T VIP Holdings”) and, thus, may be considered under the definition of “beneficial owner” for purposes of this Annual Report on Form 20-F only, as a beneficial owner of the shares held for the account of L1T VIP Holdings. See Item 7.A. Major Shareholders.
    To our knowledge, as of March 1, 2021, Kaan Terzioğlu owned 600,000 of our ADSs.

    To our knowledge, as of March 1, 2021, none of the other board of director members held any Common Shares or ADSs. To our knowledge, as of March 1, 2021, none of our directors or senior managers held any options to acquire the company’s common shares.
    For more information regarding share ownership, including a description of applicable stock-based plans and options, see Note 21 — Related Parties to our Audited Consolidated Financial Statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders
    The following table sets forth information with respect to the beneficial ownership of VEON Ltd. as of March 1, 2021, by each person who is known by us to beneficially own 5.0% or more of our issued and outstanding shares. As of March 1, 2021, we had 1,756,731,135 issued and outstanding common shares. None of our shareholders has different voting rights. For a discussion of certain risks associated with our major shareholders, see “Item 3.D. Risk Factors — Other Risks — “A disposition by our largest shareholder of its stake in VEON Ltd. or a change in control of VEON Ltd. could harm our business.”

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
    Based on a review of our register of members maintained in Bermuda, as of March 1, 2021, a total of 1,228,276,403 common shares representing approximately 69.92% of VEON Ltd.’s issued and outstanding shares were held of record by BNY (Nominees) Limited in the United Kingdom as custodian of The Bank of New York Mellon for the purposes of our ADS program and a total of 515,226,176 common shares representing approximately 29.33% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. and where ING Bank N.V. is acting as custodian of The Bank of New York Mellon, for the purposes of our ADS program, and a total of 13,228,556 common shares representing approximately 0.75% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V., for the purposes of our common shares listed and tradable on Euronext Amsterdam. As of March 1, 2021, 21 record holders of VEON Ltd.’s ADRs, holding an aggregate of 758,028,329 common shares (representing approximately 43.15% of VEON Ltd.’s issued and outstanding shares), were listed as having addresses in the United States.

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

B. Related Party Transactions
In addition to the transactions described below, VEON Ltd. has also entered into transactions with related parties as part of its day to day operations. These mainly relate to ordinary course telecommunications operations, such as interconnection, roaming, retail and management advisory services, as well as development of new products and services. Their terms vary according to the nature of the services provided thereunder. VEON Ltd. and certain of its subsidiaries may, from time to time, also enter into general services agreements relating to the conduct of business and financing transactions within the VEON group.
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
    Mikhail M. Fridman, a director of VEON Ltd., serves as Chairman of the Supervisory Board of the Alfa Group Consortium and has been a member of the board of directors of JSC Alfa-Bank since 1994. In March 2020, VEON Holdings B.V., an indirect wholly-owned subsidiary of VEON Ltd., increased the size of its existing facility with JSC Alfa-Bank to RUB 30 billion (US$406 million as of December 31, 2020). The outstanding amount under the facility, originally entered into in 2017, was RUB 17.5 billion (US$304 million) as of December 31, 2017, RUB 17.5 billion (US$252 million) as of December 31, 2018, and RUB 17.5 billion (US$283 million) as of December 31, 2019. In June, September and November 2020, VEON Holdings B.V. issued senior unsecured notes of RUB20 billion (US$288 million), RUB10 billion (US$135 million) and US$1.25 billion, respectively, under the MTN Program, maturing in June 2025, September 2025 and November 2027, respectively. The Alfa Group participated in the aforementioned June issuance as an underwriter. In December 2020, VEON’s operating company in Ukraine, Kyivstar, signed a bilateral unsecured 3-year term loan agreement with Joint Stock Company Alfa-Bank for UAH 1,700 million, of which UAH 1,480 million (US$52 million) was outstanding at December 31, 2020. The Alfa Group also participates in our US$1.25 billion RCF, which we entered into on March 9, 2021, following their purchase of a 10% interest in the syndication.

In January 2021, the company entered into an agreement with Alexander Pertsovsky, former member of the board of directors, under which he will provide certain consulting and advisory services relating to strategic transactions in Russia. Under the agreement, Mr. Pertsovsky receives a fixed annual fee of €240,000 in compensation for his services, as well as the potential for a discretionary success fee (subject to approval by our board of directors). The initial term of the agreement is one year, though either party may terminate the agreement for any reason upon 30 days written notice.

    Except as specified above, during 2020 and through the date of this Annual Report on Form 20-F, none of our board of directors have been involved in any material related party transactions with us.

C. Interests of Experts and Counsel
    Not required.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information
    See Item 18 — Financial Statements and the financial statements referred to therein.

Legal Proceedings
For a discussion of legal or arbitration proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability, see Note 7 — Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.
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

Policy on Dividend Distributions
    In September 2019, VEON announced a new dividend policy, which targets paying at least 50% of prior year equity free cash flow after licenses or spectrum payments in dividends to shareholders. Dividend payments will always remain subject to review by VEON's board of directors, taking into account medium-term investment opportunities and the group's capital structure. Key to this is the group’s internal target is to keep Net Debt/EBITDA at around 2.4x (2.0x pre-IFRS 16).

In February 2021, VEON announced that it would not be paying a dividend for the year ended December 31, 2020.
In February 2020, our board of directors approved a final dividend of US$0.15 per share, bringing our total 2019 dividend payments to US$0.28 per share. The dividend had a record date of February 27, 2020 and a payment date of March 5, 2020. The company made appropriate tax withholdings of up to 15% when the dividend is paid to the company’s share depositary, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, the final dividend of US$0.15 was paid in euros. This final dividend of US$0.15 per share, together with the US$0.13 per share declared at the interim period, brought the total dividend payments for the year ended December 31, 2019 to US$0.28 per share, which represented approximately 70% of 2019 equity free cash flow after licenses and demonstrated the commitment of the company to return cash to shareholders while managing an appropriate level of Net Debt/EBITDA at the group level.
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
Issued Share Capital
    As of December 31, 2020, the authorized share capital was US$1,849,190.67, divided into 1,849,190,667 common shares, par value US$0.001, of which 1,756,731,135 common shares were issued and outstanding. All issued and outstanding shares are fully paid.
    Subject to our bye-laws and to any shareholders’ resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, our board of directors has the power to issue up to five percent of the total authorized capital of the company as common shares on such terms and conditions as the board of directors may determine; provided that this limitation does not apply to the issue of shares in connection with employee compensation awards approved by the board’s compensation and talent committee.
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
    Except for treasury shares, each fully paid common share entitles its holder to:
•participate in shareholder meetings;
•have one vote on all issues voted upon at a shareholder meeting, except for the purposes of cumulative voting for the election of the board of directors, in which case each common share shall have the same number of votes as the total number of members to be elected to the board of directors and all such votes may be cast for a single candidate or may be distributed between or among two or more candidates;
•receive dividends approved by the board of directors (any dividend or other moneys payable in respect of a share which has remained unclaimed for six years from the date when it became due for payment shall, if the board of directors so resolves, be forfeited and cease to remain owing by VEON Ltd.);
•in the event of our liquidation, receive a pro rata share of our surplus assets; and
•exercise any other rights of a common shareholder set forth in our bye-laws and Bermuda law.
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
    Our bye-laws state that notice for all shareholders’ meetings may be given by:
•delivering such notice to the shareholder in person;
•sending such notice by letter or courier to the shareholder’s address as stated in the register of shareholders;
•transmitting such notice by electronic means in accordance with directions given by the shareholder; or
•accessing such notice on our website.
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
    Subject to Bermuda law and our bye-laws, a resolution may only be put to a vote at a general meeting of any class of shareholders if:
•it is proposed by or at the direction of the board of directors;
•it is proposed at the direction of a court;
•it is proposed on the requisition in writing of such number of shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Act or our bye-laws; or
•the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.
In addition to those matters required by Bermuda law or by the NASDAQ rules to be approved by a simple majority of shareholders at any general meeting, the following actions require the approval of a simple majority of the votes cast at any general meeting:
•any sale of all or substantially all of our assets;
•the appointment of an auditor; and
•removal of directors.
    Any question proposed for the consideration of the shareholders at any general meeting may be decided by the affirmative votes of a simple majority of the votes cast, except for:
•whitewash procedure for mandatory offers, which requires the affirmative vote of a majority of the shareholders voting in person or by proxy at a general meeting, excluding the vote of the shareholder or shareholders in question and their affiliates;
•voting for directors, which requires directors to be elected by cumulative voting at each annual general meeting;
•changes to our bye-laws, which require a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;
•any merger, consolidation, amalgamation, conversion, reorganization, scheme of arrangement, dissolution or liquidation, which requires a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution;
•loans to any director, which require a resolution to be passed by shareholders representing not less than 90.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution; and

•the discontinuation of VEON Ltd. to a jurisdiction outside Bermuda, which requires a resolution to be passed by shareholders representing not less than 75.0% of the total voting rights of the shareholders who vote in person or by proxy on the resolution.
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
Transfer Restrictions
    For such time as our common shares are fully paid and our ADSs listed on the NASDAQ Stock Market Inc., or our common shares are listed on Euronext Amsterdam (or another appointed exchange, as determined from time to time by the Bermuda Monetary Authority), there are no Bermuda law transfer restrictions applicable to our common shares. Were any of our common shares to not be fully paid, our bye-laws permit the board of directors to decline to register a transfer. At such time as our ADSs cease to be listed on the NASDAQ Stock Market Inc., or our common shares cease to be listed on Euronext Amsterdam (or another appointed exchange, as determined from time to time by the Bermuda Monetary Authority), the Bermuda Exchange Control Act 1972 and associated regulations require that the prior consent of the Bermuda Monetary Authority be obtained for any transfers of shares.

Foreign Shareholders
    Our bye-laws have no requirements or restrictions with respect to foreign ownership of our shares.
Board of Directors
    VEON Ltd. is governed by our board of directors, currently consisting of 12 directors.
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
    Under our bye-laws, the amount of any fees or other remuneration payable to directors is determined by the board of directors upon the recommendation of the compensation and talent committee. We may repay to any director such reasonable costs and expenses as he or she may incur in the performance of his or her duties.
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
    For the purposes of Bermuda exchange control regulations, for such time as our ADSs remain listed on an appointed stock exchange (which includes the NASDAQ Stock Market Inc.) or our common shares remain listed on an appointed stock exchange (which includes Euronext Amsterdam), there are no limitations on the issue and free transferability of our common shares or our ADSs representing common shares to and between non-residents of Bermuda for exchange control purposes. Certain issues and transfers of shares involving persons deemed resident in Bermuda for exchange control purposes may require the specific prior consent of the Bermuda Monetary Authority.

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
    The following discussion addresses only certain tax consequences to U.S. Holders and does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•banks and certain other financial institutions;
•regulated investment companies;
•real estate investment trusts;
•insurance companies;
•broker-dealers;
•traders that elect to mark to market;
•tax-exempt entities;
•persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;
•certain U.S. expatriates;
•persons holding our ADSs or common shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;
•persons that actually or constructively own, or are treated as owning, 10% or more of our stock by vote or value;
•persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to our ADSs or common shares being taken into account in an applicable financial statement;
•persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•persons holding ADSs or common shares through partnerships or other pass-through entities.

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

    As used herein, the term “U.S. Holder” means a beneficial owner of our ADSs or common shares that, for U.S. federal income tax purposes, is or is treated as:

•an individual who is a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
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

    The summary in this Dutch tax considerations paragraph does not address your Dutch tax consequences if you are a holder of ADSs or common shares who:

•may be deemed an owner of ADSs or common shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;
•is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from ADSs or common shares;
•is an investment institution as defined in the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969);
•owns ADSs or common shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role which is taxed as employment income in the Netherlands;
•has a substantial interest in VEON Ltd. or a deemed substantial interest in VEON Ltd. for Dutch tax purposes. Generally, you hold a substantial interest if (a) you - either alone or, in the case of an individual, together with your partner or any of your relatives by blood or by marriage in the direct line (including foster-children) or of those of your partner for Dutch tax purposes - own or are deemed to own, directly or indirectly, ADSs or common shares representing 5.0% or more of the shares or of any class of shares of VEON Ltd., or rights to acquire, directly or indirectly, ADSs or common shares representing such an interest in the shares of VEON Ltd. or profit participating certificates relating to 5.0% or more of the annual profits or to 5.0% or more of the liquidation proceeds of VEON Ltd., or (b) your ADSs or common shares, rights to acquire ADSs or common shares or profit participating certificates in VEON Ltd. are held by you following the application of a non-recognition provision; or
•is an entity resident of Aruba, Curacao or Sint Maarten and has an enterprise which is carried on through a permanent establishment or a permanent representative on Bonaire, Sint Eustatius or Saba and the ADSs or common shares are attributable to such permanent establishment or permanent representative.

Taxes on income and capital gains

    Non-resident individuals

    If you are an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, you will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with your ADSs or common shares, except if:

iyou derive profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and your ADSs or common shares are attributable to such permanent establishment or permanent representative; or
iiyou derive benefits or are deemed to derive benefits from or in connection with ADSs or common shares that are taxable as benefits from miscellaneous activities performed in the Netherlands; or
iiiyou are, other than by way of securities entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the ADSs or common shares are attributable.
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

i.you derive profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative your ADSs or common shares are attributable; or
ii.you derive profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise your ADSs or common shares are attributable.
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

Dividend withholding tax
    General
    VEON Ltd. is generally required to withhold Dutch dividend withholding tax at a rate of 15.0% from dividends distributed by VEON Ltd., subject to possible relief under Dutch domestic law or an applicable Dutch income tax treaty depending on a particular holder of ADSs’ or common shares individual circumstances.

    The concept “dividends distributed by VEON Ltd.” as used in this Dutch tax considerations paragraph includes, but is not limited to, the following:

•distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;
•liquidation proceeds and proceeds of repurchase or redemption of ADSs or common shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;
•the par value of ADSs or common shares issued by VEON Ltd.to a holder of its ADSs or common shares or an increase of the par value of ADSs or common shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and
•partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) VEON Ltd.’s shareholders have resolved in advance to make such repayment and

(b) the par value of the ADSs or common shares concerned has been reduced by an equal amount by way of an amendment to its memorandum of association.

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

    As of December 31, 2020, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia, the Kazakh tenge and the Uzbekistani som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in each of these local currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

    We hold approximately 74% of our cash and bank deposits in U.S. dollars in order to hedge against the risk of local currency devaluation.

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

    For more information regarding our translation of foreign currency-denominated amounts into U.S. dollars and our exposure to adverse movements in foreign currency exchange rates, see Item 5 — Operating and Financial Review and Prospects — Factors Affecting Comparability — Net Foreign Exchange (Loss)/Gain and Note 17 — Financial Risk Management to our Audited Consolidated Financial Statements.

    Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. For more information on risks associated with currency exchange rates, see Item 3.D. Risk Factors — Market Risks — “We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.”

    The following table summarizes information, as of December 31, 2020, regarding the maturity of the part of our bank loans and bonds for which the foreign exchange revaluation directly affects our reported profit or loss:

	Aggregate nominal amount of bank loans and bonds denominated in foreign currency outstanding as of December 31,					Fair Value as of December 31,
	2020	2021	2022	2023	2024	2020
Total debt:
Fixed Rate (in US$ millions)	809	547	439	100	609	816
Average interest rate	6.82%	6.72%	6.73%	6.63%	6.39%
Variable Rate (in US$ millions)	8	—	—	—	—	8
Average interest rate	3.45%	—	—	—	—
TOTAL	817	547	439	100	609	824

    As of December 31, 2020, the variable interest rate risk on the financing of our group was limited as 79% of the group’s bank loans and bonds portfolio was fixed rate debt.

    For more information on our market risks and financial risk management for derivatives and other financial instruments, see Note 15 — Investments, Debt and Derivatives and Note 17 — Financial Risk Management to our Audited Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities
    Not required.

B. Warrants and Rights
    Not required.

C. Other Securities
    Not required.
D. American Depositary Shares
Fees Payable by our ADS holders
    The Bank of New York Mellon is the depositary for our ADSs. Our depositary collects its fees for delivery and surrender of ADSs directly from investors (or their intermediaries) depositing shares or surrendering ADSs for the purpose of withdrawal. According to our amended and restated deposit agreement with our depositary, dated October 27, 2020, holders of our ADSs no longer have to pay our depositary any cash distribution or depositary service fees. Other fees or charges are set forth in the table below.

For:	Persons depositing or withdrawing shares or ADS holders must pay to the depositary:
Issuance of ADSs, including issuances resulting from a distribution of our shares or rights or other property	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Any cash distribution to ADS holders	—
Depositary service	—
Distribution of securities distributed to holders of deposited securities that are distributed to ADS holders	A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for ADS issuance
Transfer and registration of shares on our share register to or from the name of the depositary or its agent when a shareholder deposits or withdraws shares	Registration or transfer fees
Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary
Converting foreign currency to U.S. dollars	Expenses of the depositary
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the ADS depositary or its agents for servicing the deposited securities	As necessary

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
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
    An evaluation was carried out under the supervision of and with the participation of our management, including our co-Chief Executive Officers (“co-CEOs”) and Group Chief Financial Officer (“GCFO”) of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. These disclosure controls and procedures include our Disclosure Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure Review Committee also provides an additional verification of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation, our co-CEOs and GCFO have concluded that as of December 31, 2020, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our co-CEOs and GCFO, as appropriate, to allow timely decisions regarding required disclosure.

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

    Our management has assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2020. In making its assessment, our management has utilized the criteria set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and the Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act.

    As a result of management’s assessment of our internal control over financial reporting as of December 31, 2020, management concluded that our internal control over financial reporting was effective.
Attestation report Independent Registered Public Accounting Firm
    PricewaterhouseCoopers Accountants N.V. (“PwC”), VEON Ltd.’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of VEON Ltd.’s internal controls over financial reporting as of December 31, 2020, a copy of which appears in Item 18.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
    The board of directors has determined that Robert Jan van de Kraats, chair of our audit and risk committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Mr. van de Kraats is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Mr. van de Kraats’s experience, see “Item 6-Directors, Senior Management and Employees-A. Directors and Senior Management-Board of Directors- Robert Jan van de Kraats.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers Accountants N.V. have served as our independent public accountants for the fiscal years ended December 31, 2020 and December 31, 2019, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Accountants N.V. and their member firms in 2020 and 2019.

	Year ended December 31,
(In millions of U.S. dollars)	2020	2019

Audit Fees	9.9	9.9
Audit-Related Fees	1.1	1.3
Tax Fees	—	—
All Other Fees	0.1	—
Total	11.1	11.2

Audit Fees
    Audit Fees mainly consisted of fees for the audit of the consolidated financial statements as of and for the years ended December 31, 2020 and 2019, the review of quarterly consolidated financial statements and services provided in connection with regulatory and statutory filings, including Sarbanes-Oxley Section 404 attestation services.

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
    None.
All Other Fees
    None.
Audit Committee Pre-Approval Policies and Procedures
    The Sarbanes-Oxley Act of 2002 required VEON Ltd. to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, VEON Ltd.’s audit and risk committee pre-approves the engagement terms and fees of VEON Ltd.’s independent public accountant for audit and non-audit services, including tax services. VEON Ltd.’s audit and risk committee pre-approved the engagement terms and fees of PricewaterhouseCoopers Accountants N.V. and its affiliates for all services performed for the fiscal year ended December 31, 2020.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees
    None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
    None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
    None.

ITEM 16G. CORPORATE GOVERNANCE
VEON is committed to delivering high standards of corporate governance, both now and in the future. Our governance structure is designed to promote integrity in everything we do and we are committed to responsible and effective governance as a core element of our culture.

VEON appreciates the importance of good corporate governance in supporting the delivery of our strategy. We also recognize our duties to comply with the requirements of our ultimate parent company, a Bermuda corporation listed on NASDAQ and Euronext Amsterdam. We aspire to implement best practice in corporate governance as appropriate to our company structure and operating model. Our governance structure reinforces integrity by providing appropriate oversight over the decisions we make and the actions we take.

Accordingly, the company has adopted corporate governance practices and bye-laws which establish clear rules of governance, ranging from matters requiring approval of the company’s shareholders and members of its board of directors, conflict of interest requirements, and director and management duties and obligations.

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

Director Independence
    NASDAQ listing rule 5605(b)(1) provides that each U.S. company listed on NASDAQ must have a majority of independent directors, as defined in the NASDAQ rules. Bermuda law does not require that we have a majority of independent directors. Although as a foreign private issuer we are exempt from complying with this NASDAQ requirement, we do currently have a majority of independent directors as defined in the NASDAQ rules.

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
Compensation and Talent Committee
    NASDAQ rule 5605(d)(2) requires that U.S. listed companies have a compensation committee with at least two members and composed entirely of independent directors, as defined in the NASDAQ rules. In addition, the NASDAQ rules require a U.S. listed company’s compensation committee to have a charter that meets the requirements of rule 5605(d)(1) and the responsibilities and authorities listed in rule 5605(d)(3). Bermuda law does not impose any such requirements on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirements described in this paragraph. However, our board of directors has established a compensation and talent committee, which currently comprises three directors, two of whom are independent as defined in the NASDAQ rules, and acts in an advisory capacity to our board of directors with respect to compensation and talent issues. The compensation and talent committee is responsible for approving the compensation of the directors and officers of VEON Ltd. and the CEOs of our operating companies, employee benefit plans and any equity compensation plans of VEON Ltd.
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

ITEM 19. Exhibits

Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith
1.1	Bye-laws of VEON Ltd., Amended and Restated July 30, 2018	20-F	001-34694	1.1	3/14/2019
1.2	Certificate of Incorporation, as amended, and Memorandum of Association	20-F	001-34694	1.2	4/03/2017
2.1	Form of Deposit Agreement (common shares), as amended, between VEON Ltd. and The Bank of New York Mellon, as depositary	F-6	333-164781	1	12/22/2017
2.2	Registration Rights Agreement, dated as October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS	F-4	333-164770	2.3	2/8/2010
2.3	Assignment, Assumption and Amendment Agreement to the Registration Rights Agreement, dated as of November 27, 2013, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS, Telenor East Invest AS and Telenor East Holding II AS	13D	005-85442	99.1	12/5/2013
2.4	Assignment, Assumption and Second Amendment Agreement to the Registration Rights Agreement, dated as of September 21, 2016, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Letterone Investment Holdings S.A., L1T VIP Holdings S.à r.l., Telenor Mobile Communications AS and Telenor East Holding II AS	6-K	001-34694	4.1	9/26/2016
2.5	Description of Securities Registered Under Section 12 of the Exchange Act	20-F	001-34694	2.6	03/14/2020
4.1	Form of Indemnification Agreement					*
4.2	Executive Investment Plan	S-8	333-180368	4.3	3/27/2012
4.3	Director Investment Plan	S-8	333-183294	4.3	8/14/2012
4.4	Vimpelcom 2010 Stock Option Plan	S-8	333-166315	4.3	4/27/2010
4.5	VimpelCom 2000 Stock Option Plan	S-8	333-166315	4.4	4/27/2010
8	List of Significant Subsidiaries					*
12.1	Certification of Co-CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
12.2	Certification of Co-CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
12.3	Certification of Deputy CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
13.1	Certification of Co-CEOs and Deputy CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350					*
15.1	Consent of PricewaterhouseCoopers Accountants N.V. (VEON Ltd.)					*
99.1	Glossary of Telecommunications Terms					*
99.2	Regulation of Telecommunications					*
101.INS	XBRL Instance Document(1)					*
101.SCH	XBRL Taxonomy Extension Schema(1)					*
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase(1)					*
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase(1)					*

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase(1)	*
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase(1)	*
____________________

(1)     The following materials from the our Annual Report on Form 20-F for the year ended December 31, 2020, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated income statement for the year ended December 31, 2020, 2019 and 2018; (ii) Consolidated statement of comprehensive income for the year ended December 31, 2020, 2019 and 2018; (iii) Consolidated statement of financial position for the year ended December 31, 2020 and 2019; (iv) Consolidated statement of changes in equity for the year ended December 31, 2020, 2019 and 2018; (v) Consolidated statement of cash flows for the year ended December 31, 2020, 2019 and 2018; and (vi) Notes to consolidated financial statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

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
Date:     March 15, 2021

By:        /s/ Sergi Herrero
Name: Sergi Herrero
Title:     Co-Chief Executive Officer
Date:     March 15, 2021

Consolidated financial statements

VEON Ltd.
As of December 31, 2020 and
for the three years then ended

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of VEON Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of VEON Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statements, statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle
As discussed in Note 2 and Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in the prior year.

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

Valuation of goodwill – Russia and Algeria cash-generating units

As described in Notes 10 and 12 to the consolidated financial statements, the Company’s consolidated goodwill balance amounts to $2,682 million at December 31, 2020, and the amount of goodwill associated with the Russia and Algeria cash-generating units was $1,131 million and $1,053 million, respectively. The Company conducts an annual impairment test as of September 30, or when circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the recoverable value, in particular the fair value less cost of disposal, of a cash-generating unit to its carrying value. The annual goodwill impairment test for 2020 resulted in an impairment charge of $723 million in the Russia cash-generating unit and headroom of $75 million in the Algeria cash-generating unit. Fair value is estimated by management using a discounted cash flow model. In estimating the fair value of the cash-generating units, management uses assumptions relating to the discount rate as well as the projected revenue growth rate, projected operating margin, projected capital expenditure, and the related terminal rates.

The principal consideration for our determination that performing procedures relating to the valuation of goodwill for the Russia and Algeria cash-generating units is a critical audit matter is the application of significant judgment by management when developing the fair value measurement of the cash-generating units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s significant assumptions related to the discount rate as well as the projected revenue growth rate, projected operating margin, projected capital expenditure, and the related terminal rates. In addition, the audit effort involved the use of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Russia and Algeria cash-generating units. These procedures also included, among others, testing the completeness, accuracy and relevance of underlying data used in the models, and assessing the appropriateness of management’s identification of the cash-generating units. Evaluating the composition of management’s future cash flow forecasts and corresponding assumptions included consideration of (i) the current and past performance of the Russia and Algeria cash-generating units, (ii) the consistency with external market and industry data, (iii) the corroboration of strategic initiatives in Russia and Algeria with evidence obtained in other areas of the audit, and (iv) assessing the adequacy of disclosures in the financial statements. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and significant assumptions.

Valuation of “uncertain income tax positions” and “non-income tax provisions”

As described in Notes 7 and 8 to the consolidated financial statements, the Company recorded provisions of $155 million related to uncertain income tax positions and $86 million related to non-income tax provisions at December 31, 2020. Given that the tax legislation in the markets in which the Company operates is unpredictable and gives rise to significant uncertainties, the Company’s estimate of tax liabilities may differ from interpretations by the relevant tax authorities as to how regulations should be applied to actual transactions. Judgment is therefore required by management to determine whether it is probable that an uncertain income tax position will not be sustained and to estimate the amounts in the range of most likely outcomes. Judgment is also required by management in determining the degree of probability of an unfavorable outcome for non-income tax claims and the ability of management to make a reasonable estimate of the amount of loss.

The principal considerations for our determination that performing procedures relating to the valuation of “uncertain income tax positions” and “non-income tax provisions” is a critical audit matter are the application of significant judgments made by management when (i) assessing the likelihood that an uncertain income tax treatment is accepted by a tax authority and estimating the effect of the uncertainty, and (ii) determining the degree of probability of an unfavorable non-income tax outcome and the ability to make a reasonable estimate of the amount of loss. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s estimation uncertainty, which included, among others, assessing facts and circumstances and interpretations of uncertain income tax treatments which support management’s judgments in the likelihood of sustaining an income tax position with the tax authorities and estimating the effect of the uncertainty based on the application of relevant tax laws as well as the likelihood of an unfavorable outcome for non-income tax claims and the reasonableness of the estimated amount of cash outflow. In addition, the audit effort involved the use of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing the effectiveness of controls over the timely identification of new or changes in existing local tax laws, regulations, and judicial decisions, controls over the timely recognition of the liability for “uncertain income taxes” and “non-income tax provisions” and controls over the review of required disclosures. These procedures also included, among others (i) testing the information used in the calculation of the liability for “uncertain income tax positions” and “non-income tax provisions”, including evaluating correspondence with tax authorities and assessing the outcomes of court decisions for industry-wide issues; (ii) testing the calculation and underlying estimates of the liability for “uncertain income tax positions” and “non-income tax provisions” by jurisdiction, including management’s assessment of the technical merits of uncertain income tax positions as well as the technical merits of non-income tax claims; (iii) testing management’s assessment of both the identification of “uncertain income tax positions” and “non-income tax claims” and possible outcomes; (iv) evaluating the status and results of tax audits with the relevant tax authorities; and (v) assessing the adequacy of the disclosures in the financial statements. Professionals with specialized skill and knowledge were used to assist in the evaluation of the measurement of the Company’s “uncertain income tax positions” and “non-income tax provisions”, including evaluating the reasonableness of management’s assessment of whether uncertain income tax positions are probable of being sustained and the amount of potential benefit to be realized, evaluating the reasonableness of management’s assessment of the probability of an unfavorable outcome of the non-income tax claim and the reasonableness of the estimated amount of loss, the application of relevant tax laws, and estimated interest and penalties.

/s/ W. J. van der Molen RA
PricewaterhouseCoopers Accountants N.V.
Amsterdam, the Netherlands
March 15, 2021

We have served as the Company’s auditor since 2014.

CONSOLIDATED INCOME STATEMENT
for the years ended December 31

	Note	2020	2019	2018
(In millions of U.S. dollars, except per share amounts)

Service revenues		7,471	8,240	8,526
Sale of equipment and accessories		392	465	427
Other revenues / other income		117	158	133
Total operating revenues	3	7,980	8,863	9,086

Other operating income	9	5	350	—

Service costs		(1,508)	(1,554)	(1,701)
Cost of equipment and accessories		(382)	(479)	(415)
Selling, general and administrative expenses	4	(2,641)	(2,965)	(3,697)
Depreciation	11	(1,576)	(1,652)	(1,339)
Amortization	12	(343)	(394)	(495)
Impairment (loss) / reversal	10	(785)	(108)	(858)
Gain / (loss) on disposal of non-current assets		(37)	(43)	(57)
Gain / (loss) on disposal of subsidiaries	9	(78)	1	30

Operating profit		635	2,019	554

Finance costs		(683)	(892)	(816)
Finance income		23	53	67
Other non-operating gain / (loss)	14	111	21	(68)
Net foreign exchange gain / (loss)		(60)	(20)	15
Profit / (loss) before tax from continuing operations		26	1,181	(248)

Income tax expense	8	(342)	(498)	(369)
Profit / (loss) from continuing operations		(316)	683	(617)

Profit / (loss) after tax from discontinued operations	9	—	—	(300)
Gain / (loss) on disposal of discontinued operations	9	—	—	1,279
Profit / (loss) for the period		(316)	683	362

Attributable to:
The owners of the parent (continuing operations)		(349)	621	(397)
The owners of the parent (discontinued operations)		—	—	979
Non-controlling interest		33	62	(220)
		(316)	683	362

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent:
From continuing operations	19	($0.20)	$0.36	($0.23)
From discontinued operations	19	$0.00	$0.00	$0.56
Total	19	($0.20)	$0.36	$0.33

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31

	Note	2020	2019	2018
(In millions of U.S. dollars)

Profit / (loss)		(316)	683	362

Items that may be reclassified to profit or loss
Foreign currency translation		(623)	49	(819)
Share of other comprehensive income / (loss) of Italy Joint Venture		—	—	(18)
Other		1	26	(7)

Items reclassified to profit or loss
Reclassification of accumulated foreign currency translation reserve to profit or loss upon disposal of foreign operation	9	96	—	(79)
Reclassification of accumulated share of other comprehensive income / (loss) of Italy Joint Venture to profit or loss	9	—	—	31
Other	15	(15)	(19)	5

Other comprehensive income / (loss) for the period, net of tax		(541)	56	(887)

Total comprehensive income / (loss) for the period, net of tax		(857)	739	(525)

Attributable to:
The owners of the parent		(800)	733	(138)
Non-controlling interests		(57)	6	(387)
		(857)	739	(525)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of December 31

	Note	2020	2019
(In millions of U.S. dollars)

Assets
Non-current assets
Property and equipment	11	6,879	7,340
Intangible assets	12	4,152	5,688
Investments and derivatives	15	305	235
Deferred tax assets	8	186	134
Other assets	6	179	163
Total non-current assets		11,701	13,560

Current assets
Inventories		111	169
Trade and other receivables	5	572	628
Investments and derivatives	15	165	82
Current income tax assets	8	73	16
Other assets	6	335	354
Cash and cash equivalents	16	1,594	1,250
Total current assets		2,850	2,499

Total assets		14,551	16,059

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	18	163	1,226
Non-controlling interests		850	994
Total equity		1,013	2,220

Non-current liabilities
Debt and derivatives	15	8,832	7,759
Provisions	7	141	138
Deferred tax liabilities	8	127	141
Other liabilities	6	28	33
Total non-current liabilities		9,128	8,071

Current liabilities
Trade and other payables		1,977	1,847
Debt and derivatives	15	1,224	2,585
Provisions	7	151	222
Current income tax payables	8	175	102
Other liabilities	6	883	1,012
Total current liabilities		4,410	5,768

Total equity and liabilities		14,551	16,059

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2020

			Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2020		1,749,127,404	2	12,753	(1,887)	(1,330)	(8,312)	1,226	994	2,220

Profit / (loss) for the period		—	—	—	—	(349)	—	(349)	33	(316)
Other comprehensive income / (loss)		—	—	—	(10)	(4)	(437)	(451)	(90)	(541)
Total comprehensive income / (loss)		—	—	—	(10)	(353)	(437)	(800)	(57)	(857)

Dividends declared	20	—	—	—	—	(262)	—	(262)	(87)	(349)
Other		—	—	—	(1)	26	(26)	(1)	—	(1)
As of December 31, 2020		1,749,127,404	2	12,753	(1,898)	(1,919)	(8,775)	163	850	1,013

for the year ended December 31, 2019

			Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of December 31, 2018		1,749,127,404	2	12,753	743	(1,412)	(8,416)	3,670	(891)	2,779
Adjustments due to new accounting standards		—	—	—	—	(3)	—	(3)	(1)	(4)
As of January 1, 2019		1,749,127,404	2	12,753	743	(1,415)	(8,416)	3,667	(892)	2,775

Profit / (loss) for the period		—	—	—	—	621	—	621	62	683
Other comprehensive income / (loss)		—	—	—	6	1	105	112	(56)	56
Total comprehensive income / (loss)		—	—	—	6	622	105	733	6	739

Dividends declared	20	—	—	—	—	(525)	—	(525)	(108)	(633)
Changes in ownership interest in a subsidiary that do not result in a loss of control	9	—	—	—	(2,594)	—	—	(2,594)	1,986	(608)
Other		—	—	—	(42)	(12)	(1)	(55)	2	(53)
As of December 31, 2019		1,749,127,404	2	12,753	(1,887)	(1,330)	(8,312)	1,226	994	2,220

* Certain of the consolidated entities by VEON Ltd. are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements, refer to Note 25 for further details.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2018

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of December 31, 2017		1,749,127,404	2	12,753	729	(1,486)	(7,667)	4,331	(441)	3,890
Adjustments due to new accounting standards		—	—	—	—	46	—	46	11	57
As of January 1, 2018		1,749,127,404	2	12,753	729	(1,440)	(7,667)	4,377	(430)	3,947

Profit / (loss) for the period		—	—	—	—	582	—	582	(220)	362
Other comprehensive income		—	—	—	11	5	(736)	(720)	(167)	(887)
Total comprehensive income		—	—	—	11	587	(736)	(138)	(387)	(525)

Dividends declared	20	—	—	—	—	(509)	—	(509)	(93)	(602)
Others		—	—	—	3	(50)	(13)	(60)	19	(41)
As of December 31, 2018		1,749,127,404	2	12,753	743	(1,412)	(8,416)	3,670	(891)	2,779

* Certain of the consolidated entities by VEON Ltd. are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements, refer to Note 25 for further details.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31

(In millions of U.S. dollars)	Note	2020	2019	2018

Operating activities
Profit / (loss) before tax from continuing operations		26	1,181	(248)
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		2,704	2,154	2,692
(Gain) / loss on disposal of non-current assets		37	43	57
(Gain) / loss on disposal of subsidiaries		78	(1)	(30)
Finance costs		683	892	816
Finance income		(23)	(53)	(67)
Other non-operating (gain) / loss		(111)	(21)	68
Net foreign exchange (gain) / loss		60	20	(15)

Changes in trade and other receivables and prepayments		(107)	(224)	96
Changes in inventories		40	(28)	(88)
Changes in trade and other payables		94	52	274
Changes in provisions, pensions and other		(29)	106	40

Interest paid	15	(644)	(714)	(736)
Interest received		23	58	60
Income tax paid		(388)	(516)	(404)

Net cash flows from operating activities		2,443	2,949	2,515

Investing activities
Purchase of property, plant and equipment and intangible assets		(1,778)	(1,683)	(1,948)
Payments on deposits		(142)	(922)	(32)
Receipts from deposits		69	698	1,066
Proceeds from sale of Italy Joint Venture		—	—	2,830
Receipts from / (investment in) financial assets		(89)	(9)	62
Other proceeds from investing activities, net		30	28	19

Net cash flows from / (used in) investing activities		(1,910)	(1,888)	1,997

Financing activities
Proceeds from borrowings, net of fees paid *	15	4,621	2,610	807
Repayment of debt	15	(4,376)	(2,978)	(4,122)
Acquisition of non-controlling interest	9	(1)	(613)	—
Dividends paid to owners of the parent	20	(259)	(520)	(508)
Dividends paid to non-controlling interests		(88)	(138)	(93)

Net cash flows from / (used in) financing activities		(103)	(1,639)	(3,916)

Net increase / (decrease) in cash and cash equivalents		430	(578)	596
Net foreign exchange difference		(48)	(9)	(119)
Cash and cash equivalents at beginning of period		1,204	1,791	1,314

Cash and cash equivalents at end of period, net of overdraft **	16	1,586	1,204	1,791
* Fees paid for borrowings were US$29 (2019: US$23, 2018: US$64)
** Overdrawn amount was US$8 (2019: US$46)

The accompanying notes are an integral part of these consolidated financial statements.

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
The consolidated financial statements were authorized by the Board of Directors for issuance on March 15, 2021. The Company has the ability to amend and reissue the consolidated financial statements.
The consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these Notes, U.S. dollar amounts are presented in millions, except for share and per share (or ADS) amounts and as otherwise indicated.
Major developments during the year ended December 31, 2020
Financing activities
In July 2020, VEON successfully refinanced its existing RUB30 billion (US$422) bilateral term loan agreement with VTB Bank. For further details, refer to Note 15.
In June 2020, VEON Holdings B.V. entered into a new RUB bilateral term loan agreement with Sberbank for a total amount of RUB100 billion (US$1,450), which was used to refinance the existing Sberbank facilities. For further details please refer to Note 15.
In April 2020, VEON established a Global Medium Term Note program for the issuance of bonds in multiple currencies, with a limit equivalent to US$6,500. In June, September and November 2020, VEON issued senior unsecured notes of RUB20 billion (US$288), RUB10 billion (US$135), and US$1.25 billion respectively, under the program. For further details, refer to Note 15.
Coronavirus outbreak
The global outbreak of COVID-19 and associated containment and mitigation measures implemented worldwide have had a sustained impact on our operations and financial performance.
The second quarter saw the full impact on our operations of the lockdowns imposed across our markets in response to COVID-19. This resulted in material disruption to our retail operations following store closures, impacting gross connections and airtime sales. Restrictions on travel resulted in a significant decline in roaming revenues and the loss of migrant customers from our subscriber base, particularly in Russia.
Although VEON’s operations remained impacted by lockdown measures throughout the second half of the year, all operations saw a recovery in the performance as our local businesses continue building resilience to the restrictions related to COVID-19. Demand for our data services remains strong, enabling us to continue to grow our data revenues. We also experienced a shift in data traffic from mobile to fixed networks as lockdowns encouraged remote working and home schooling alongside a greater use of devices through our domestic broadband services.
An increase in demand for hard currencies, in part due to COVID-19, resulted in the devaluation of exchange rates in the countries in which VEON operates. As such, during the year ended December 31, 2020, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, decreased significantly, with a corresponding loss of US$623 recorded against the foreign currency translation reserve in Other Comprehensive Income.
Our management has taken appropriate measures to keep our personnel safe and secure. As of the date of these financial statements, other than as described above, we have not observed any particular material adverse impacts to our business, financial condition, and results of operations. The group liquidity is sufficient to fund the business operations for at least another 12 months.
Other developments
In October 2020, VEON concluded an agreement for the sale of its operating subsidiary in Armenia, to Team LLC for a consideration of US$51. For further details please refer to Note 9.
In September 2020, the Dhabi Group exercised its put option to sell us its 15% shareholding in Pakistan Mobile Communications Ltd ("PMCL"), the Company’s subsidiary in Pakistan. For further details please refer to Note 15.
In the third quarter of 2020, VEON recorded impairment losses in respect of its operations in Russia and Kyrgyzstan of US$723 and US$64, respectively. For further details please refer to Note 10.

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
In 2019, the Company adopted the new accounting standard IFRS 16 Leases. Accordingly, operating lease expenses are no longer recorded in the income statement but are instead considered in recording a lease liability in the statement of financial position. The Company applied a modified retrospective approach, which means that prior period comparatives were not restated. As a result, Adjusted EBITDA in 2020 and 2019 is not comparable to Adjusted EBITDA in 2018.
In 2020, the Company has chosen to present results from remaining operating segments in ‘Other frontier markets’, separately to ‘HQ and eliminations’. Prior year comparatives have been adjusted to conform to current year presentation.
Financial information by reportable segment for the periods ended December 31 is presented in the following tables. Inter-segment transactions between segments are not material, and are made on terms which are comparable to transactions with third parties.

	Total revenue			Adjusted EBITDA			CAPEX excl licenses and ROU
	2020	2019	2018	2020	2019	2018	2020	2019	2018

Our cornerstone
Russia	3,819	4,481	4,654	1,504	1,957	1,677	1,017	976	742

Our growth engines
Pakistan	1,233	1,321	1,494	612	669	714	249	213	199
Ukraine	933	870	688	630	572	387	179	156	115
Kazakhstan	479	486	441	265	270	206	119	108	66
Uzbekistan	198	258	315	68	136	136	52	53	39

Our frontier markets
Algeria	689	775	813	302	354	363	95	108	107
Bangladesh	537	537	521	228	222	183	126	82	93
Other frontier markets	125	172	201	22	63	54	33	38	43

Other
HQ and eliminations	(33)	(37)	(41)	(177)	(28)	(447)	19	7	11

Total segments	7,980	8,863	9,086	3,454	4,215	3,273	1,889	1,741	1,415

The following table provides the reconciliation of consolidated Profit / (loss) before tax from continuing operations to Adjusted EBITDA for the years ended December 31:

	2020	2019	2018

Profit / (loss) before tax from continuing operations	26	1,181	(248)

Depreciation	1,576	1,652	1,339
Amortization	343	394	495
Impairment loss / (reversal)	785	108	858
(Gain) / loss on disposal of non-current assets	37	43	57
(Gain) / loss on disposal of subsidiaries	78	(1)	(30)
Finance costs	683	892	816
Finance income	(23)	(53)	(67)
Other non-operating (gain) / loss	(111)	(21)	68
Net foreign exchange (gain) / loss	60	20	(15)

Total Segments Adjusted EBITDA	3,454	4,215	3,273

3    OPERATING REVENUE
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. Products and services may be sold separately or in bundled packages.
Revenue from contracts with customers
The table below provides a breakdown of revenue from contracts with customers for the years ended December 31. In 2020, the Company has presented ‘Service revenue’ (Mobile and Fixed) separately from ‘Sale of equipment and accessories’ and ‘Other revenue’, for each reportable segment. Prior year comparatives have been adjusted to conform to current year presentation.

	Service revenue						Sale of Equipment and accessories			Other revenue			Total revenue
	Mobile			Fixed
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018

Our cornerstone
Russia	2,917	3,485	3,679	523	539	566	366	446	396	13	11	13	3,819	4,481	4,654

Our growth engines
Pakistan	1,134	1,229	1,391	—	—	—	11	6	8	88	86	95	1,233	1,321	1,494
Ukraine	869	812	641	59	52	44	—	—	—	5	6	3	933	870	688
Kazakhstan	392	379	363	78	66	73	7	2	4	2	39	1	479	486	441
Uzbekistan	196	255	312	1	2	2	—	—	—	1	1	1	198	258	315

Our frontier markets
Algeria	685	771	801	—	—	—	4	2	4	—	2	8	689	775	813
Bangladesh	527	525	504	—	—	—	—	1	5	10	11	12	537	537	521
Other frontier markets	102	135	159	19	27	32	4	8	10	—	2	—	125	172	201

Other
HQ and eliminations	(31)	(37)	(41)	—	—	—	—	—	—	(2)	—	—	(33)	(37)	(41)

Total segments	6,791	7,554	7,809	680	686	717	392	465	427	117	158	133	7,980	8,863	9,086

Assets and liabilities arising from contracts with customers

The following table provides a breakdown of contract balances and capitalized customer acquisition costs.

	December 31, 2020	December 31, 2019

Contract balances
Receivables (billed)	728	748
Contract assets (unbilled)	41	38
Contract liabilities	(233)	(243)

Capitalized costs
Customer acquisition costs	128	101

ACCOUNTING POLICIES
Revenue from contracts with customers
Service revenue
Service revenue includes revenue from airtime charges from contract and prepaid customers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). VAS includes short messages, multimedia messages, caller number identification, call waiting, data transmission, mobile internet, downloadable content, mobile finance services, machine-to-machine and other services. The content revenue relating to VAS is presented net of related costs when the VEON’s performance obligation is to arrange the provision of the services by another party (VEON acts as an agent), and gross when VEON is primarily responsible for fulfilling the obligation to provide such services to the customer.

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
For contracts which include multiple service components (such as voice, text, data), revenue is allocated based on stand-alone selling price of each performance obligation. The stand-alone selling price for these services is usually determined with reference to the price charged per service under a pay-as-you-use plan to similar customers.
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
Contract liabilities, often referred to as ‘Deferred revenue’, relate primarily to non-refundable cash received from prepaid customers for fixed-term tariff plans or pay-as-you-use tariff plans. Contract liabilities are presented as ‘Long-term deferred revenue’, ‘Short-term deferred revenue’ and ‘Customer advances’ in Note 6. All current contract liabilities outstanding at the beginning of the year have been recognized as revenue during the year.
Customer acquisition costs
Certain incremental costs incurred in acquiring a contract with a customer (“customer acquisition costs”), are deferred in the consolidated statement of financial position, within 'Other assets' (see Note 6). Such costs generally relate to commissions paid to third-party dealers and are amortized on a straight-line basis over the average customer life, within ‘Selling, general and administrative expenses’.
The Group applies the practical expedient available for customer acquisition costs for which the amortization would have been shorter than 12 months. Such costs relate primarily to commissions paid to third-parties upon top-up of prepaid credit by customers and sale of top-up cards.
SOURCE OF ESTIMATION UNCERTAINTY
Average customer life
Management estimates the average customer life for revenue (such as upfront fees) from contracts with an indefinite term and for customer acquisition costs. The average customer life is calculated based on historical data, specifically churn rates which are impacted by relevant country or market characteristics, customer demographic and the nature and terms of the product (such as mobile and fixed line, prepaid and postpaid).

4    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses consisted of the following items for the years ended December 31:

	2020	2019	2018

Network and IT costs	797	791	1,176
Personnel costs	815	875	889
Customer associated costs	653	720	867
Losses on receivables	62	66	62
Taxes, other than income taxes	57	158	217
Other	257	355	486
Total selling, general and administrative expenses	2,641	2,965	3,697
In 2020, our subsidiary in Pakistan recorded a gain of PKR8.6 billion (US$52) in ‘Taxes, other than income taxes’, relating to the reversal of a non-income tax provision. Refer to Note 7 for further details.
LEASES
On January 1, 2019, the Company adopted IFRS 16 Leases. The Company applied a modified retrospective approach, which means that prior period comparatives were not restated.
Lease expenses are no longer recorded in the income statement but are instead considered in recording a lease liability in the statement of financial position (see Note 15), except for short-term leases and leases for low value items which are immediately expensed as incurred. Total operating lease expense recognized in accordance with IAS 17 Leases in the consolidated income statement, primarily within "Network and IT costs", amounted to US$425 in 2018.
ACCOUNTING POLICIES
Customer associated costs
Customer associated costs relate primarily to commissions paid to third-party dealers and marketing expenses. Certain dealer commissions are initially capitalized in the consolidated statement of financial position and subsequently amortized within "Customer associated costs", see Note 3 for further details.

5    TRADE AND OTHER RECEIVABLES
Trade and other receivables consisted of the following items as of December 31:

	2020	2019

Trade receivables (gross)*	769	786
Expected credit losses	(198)	(176)
Trade receivables (net)	571	610

Other receivable, net of expected credit losses allowance	1	18
Total trade and other receivables	572	628
* Includes contract assets (unbilled receivables), see Note 3 for further details
The following table summarizes the movement in the allowance for expected credit losses for the years ended December 31:

	2020	2019

Balance as of January 1	176	171

Accruals for expected credit losses	62	66
Recoveries	(7)	(8)
Accounts receivable written off	(16)	(31)
Reclassification	—	(24)
Foreign currency translation adjustment	(17)	2

Balance as of December 31	198	176
Set out below is the information about the Group’s trade receivables (including contract assets) using a provision matrix:

			Days past due
	Contract assets	Current	< 30 days	Between 31 and 120 days	> 120 days	Total

December 31, 2020
Expected loss rate, %	1.0%	1.3%	13.6%	40.7%	92.6%
Trade receivables	41	468	44	27	189	769
Expected credit losses	—	(6)	(6)	(11)	(175)	(198)

Trade receivables, net	41	462	38	16	14	571

December 31, 2019
Expected loss rate, %	1.1%	1.6%	4.9%	36.5%	86.9%
Trade receivables	38	446	82	52	168	786
Expected credit losses	—	(7)	(4)	(19)	(146)	(176)

Trade receivables, net	38	439	78	33	22	610
ACCOUNTING POLICIES
Trade and other receivables
Trade and other receivables are measured at amortized cost and include invoiced amounts less expected credit losses.
Expected credit losses
The expected credit loss allowance (“ECL”) is recognized for all receivables measured at amortized cost at each reporting date. This means that an ECL is recognized for all receivables even though there may not be objective evidence that the trade receivable has been impaired.
VEON applies the simplified approach (i.e. provision matrix) for calculating a lifetime ECL for its trade and other receivables, including unbilled receivables (contract assets). The provision matrix is based on the historical credit loss experience over the life of the trade receivables and is adjusted for forward-looking estimates if relevant. The provision matrix is reviewed on a quarterly basis.

6    OTHER ASSETS AND LIABILITIES
Other assets consisted of the following items as of December 31:

	2020	2019

Other non-current assets
Customer acquisition costs (see Note 3)	128	101
Tax advances (non-income tax)	33	30
Other non-financial assets	18	32
Total other non-current assets	179	163

Other current assets
Advances to suppliers	91	111
Input value added tax	159	158
Prepaid taxes	43	45
Other assets	42	40
Total other current assets	335	354

Other liabilities consisted of the following items as of December 31:

	2020	2019

Other non-current liabilities
Long-term deferred revenue (see Note 3)	17	18
Other liabilities	11	15
Total other non-current liabilities	28	33

Other current liabilities
Taxes payable (non-income tax)	372	411
Short-term deferred revenue (see Note 3)	158	161
Customer advances (see Note 3)	58	64
Other payments to authorities	95	97
Due to employees	168	197
Other liabilities	32	82
Total other current liabilities	883	1,012

7    PROVISIONS AND CONTINGENT LIABILITIES
PROVISIONS
The following table summarizes the movement in provisions for the years ended December 31:

	Non-income tax provisions	Decommi-ssioning provision	Legal provision	Other provisions	Total

As of January 1, 2019	150	93	44	57	344

Arising during the year	79	28	3	70	180
Utilized	(105)	(1)	(6)	(51)	(163)
Unused amounts reversed	(4)	—	(15)	—	(19)
Transfer and reclassification	5	5	(1)	(2)	7
Discount rate adjustment and imputed interest (change in estimate)	—	8	—	—	8
Translation adjustments and other	1	5	1	(4)	3

As of December 31, 2019	126	138	26	70	360
Non-current	—	138	—	—	138
Current	126	—	26	70	222

As of January 1, 2020	126	138	26	70	360

Arising during the year	24	10	—	1	35
Utilized	(48)	(1)	—	(22)	(71)
Unused amounts reversed	(10)	—	(3)	(6)	(19)
Transfer and reclassification	—	—	—	—	—
Discount rate adjustment and imputed interest (change in estimate)	—	9	—	—	9
Translation adjustments and other	(6)	(15)	(1)	—	(22)

As of December 31, 2020	86	141	22	43	292
Non-current	—	141	—	—	141
Current	86	—	22	43	151
The timing of payments in respect of provisions is, with some exceptions, not contractually fixed and cannot be estimated with certainty. In addition, with respect to legal proceedings, given inherent uncertainties, there can be no guarantee that the ultimate outcome will be in line with VEON’s current expectations.
See ‘Sources of estimation uncertainty’ below in this Note 7 for further details regarding assumptions and sources of uncertainty. For further details regarding risks associated with income tax and non-income tax positions, please refer to ‘Sources of estimation uncertainty’ in Note 8.
In 2020, as a result of a change in estimate, Pakistan Mobile Communications Limited ("PMCL") reversed a non-income tax provision of PKR11.2 billion (US$68), of which PKR8.6 billion (US$52) was recorded as a gain in Selling, general and administration expenses.
The Group has recognized a provision for decommissioning obligations associated with future dismantling of its towers in various jurisdictions.
CONTINGENT LIABILITIES
The Group had contingent liabilities as of December 31, 2020 as set out below.
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
On February 9, 2018, VEON filed its Answer and Affirmative Defenses to the allegations that remain in the Amended Complaint after the Court’s September 19, 2017 Order. Motions to dismiss were filed by all the individual defendants on February 9, 2018. On April 13, 2018, plaintiff dismissed its claims voluntarily against one of the individual defendants. On August 30, 2018, the Court granted the motions to dismiss by all of the individual defendants remaining in the action, and the time for appeal has now expired. On May 17, 2019, VEON filed a motion for judgment on the pleadings, arguing that Westway lacked standing as a result of the September 19, 2017 order because it had not purchased any securities on or after the date of the earliest alleged misstatement. On May 21, 2019, the Rosen Law Firm submitted a letter to the Court on behalf of Boris Lvov seeking a pre-motion conference for leave to file a motion to intervene and substitute Lvov as lead plaintiff. On May 24, 2019, Westway filed a letter opposing Mr. Lvov’s request, and VEON filed a letter taking no position. Westway filed its opposition to VEON’s motion on June 17, 2019, and VEON filed its reply papers on June 28, 2019. On April 17, 2020, the Court denied Westway's motion and ordered VEON's motion to proceed. On March 31, 2020, VEON’s motion for judgment on the pleadings was denied without prejudice. Westway filed its Second Amended Complaint on April 14, 2020, adding three additional named plaintiffs and allegations that VEON lacked adequate internal controls as of the start date of the Alleged Class Period and had a duty to disclose that fact to investors no later than December 4, 2010. On May 15, 2020, VEON filed a motion to dismiss the Second Amended Complaint.
On March 11, 2021, the Court granted VEON’s motion to dismiss the Second Amended Complaint, holding that VEON had no duty to disclose information concerning its internal controls as of the start date of the Alleged Class Period, and that Westway therefore lacked standing to bring any claims against VEON as Lead Plaintiff or otherwise. The Court ordered that the Lead Plaintiff selection process be reopened, and that any motions for appointment as Lead Plaintiff be filed by April 8, 2021. The Company intends to vigorously defend the action at all phases of the proceedings.

VAT on Replacement SIMs
SIM Cards Issued June 2009 to December 2011
On April 1, 2012, the National Board of Revenue (“NBR”) issued a demand to Banglalink Digital Communications Limited (“Banglalink”) for BDT 7.74 billion (US$91) for unpaid SIM tax (VAT and supplementary duty). The NBR alleged that Banglalink evaded SIM tax on new SIM cards by issuing them as replacements. On the basis of 5 random SIM card purchases made by the NBR, the NBR concluded that all SIM card replacements issued by Banglalink between June 2009 and December 2011 (7,021,834 in total) were new SIM connections and subject to tax. Similar notices were sent to three other operators in Bangladesh. Banglalink and the other operators filed separate petitions in the High Court, which stayed enforcement of the demands.
In an attempt to assist the NBR in resolving the dispute, the Government ordered the NBR to form a Review Committee comprised of the NBR, the Commissioner of Taxes (“LTU”), Bangladesh Telecommunication Regulatory Commission (“BTRC”), Association of Mobile Telecom Operators of Bangladesh (“AMTOB”) and the operators (including Banglalink). The Review Committee identified a methodology to determine the amount of unpaid SIM tax and, after analyzing 1,200 randomly selected SIM cards issued Banglalink, determined that only 4.83% were incorrectly registered as replacements. The Review Committee’s interim report was signed off by all the parties, however, the Convenor of the Review Committee reneged on the interim report and unilaterally published a final report that was not based on the interim report or the findings of the Review Committee. The operators objected to the final report.
The NBR Chairman and operators’ representative agreed that the BTRC would prepare further guidelines for verification of SIM users. Although the BTRC submitted its guidelines (under which Bangalink’s exposure was determined to be 8.5% of the original demand), the Convenor of the Review Committee submitted a supplementary report which disregarded the BTRC’s guidelines and assessed Banglalink’s liability for SIM tax to be BDT 7.62 billion (US$90). The operators refused to sign the supplementary report.
On May 18, 2015, Banglalink received an updated demand from the LTU claiming Banglalink had incorrectly issued 6,887,633 SIM cards as replacement SIM cards between June 2009 and December 2011 and required Banglalink to pay BDT 5.32 billion (US$63) in SIM tax. The demand also stated that interest may be payable. Similar demands were sent to the other operators.
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
The Bangladesh Appellate Tribunal rejected the appeal of Banglalink and all other operators on June 22, 2017. On July 11, 2017, Banglalink filed an appeal of the Appellate Tribunal’s judgment with the High Court Division of the Supreme Court of Bangladesh. The appeal is pending.
SIM Cards Issued July 2012 to June 2015
On November 20, 2017, the LTU issued a final demand to Banglalink for BDT 1.69 billion (US$20) for unpaid tax on SIM card replacements issued by Banglalink between July 2012 and June 2015. On February 20, 2018, Banglalink filed its appeal against this demand before the Appellate Tribunal and deposited 10% of the amount demanded in order to proceed. By its judgment dated February 10, 2020, the Appellate Tribunal rejected Banglalink’s appeal. Banglalink appealed to the High Court Division. Before hearing the appeal, the Court suo moto took up as a preliminary question whether, based on new law, the matter is subject to an appeal or an application for revision. On March 2, 2021, the Court determined that an application for revision is the correct procedure and dismissed the appeal. Banglalink will file an appeal before the Appellate Division and is obligated to deposit 10% of the disputed amount in order to continue its challenge. As of December 31, 2020, the Company has recorded a provision of US$11 (2019: US$11).
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
During 2019, Niel commenced legal activities in relation to the deposit monies retained by GTH. For further details, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.
In June 2020, a settlement agreement was reached between GTH and Niel, which was subject to Niel’s satisfaction of certain conditions precedent, whereby GTH would pay US$9 to Niel to resolve all claims and counterclaims at issue in the dispute, as well as associated proceedings brought by Niel in the Netherlands and Egypt. The US$41 remainder of the value deferred on the balance sheet was released to profit and loss, within 'Other non-operating gain / (loss)'.
In November 2020, the conditions of the settlement agreement were met and the settlement payment of US$9 from GTH to Niel was made.

Other contingencies and uncertainties
In addition to the individual matters mentioned above, the Company is involved in other disputes, litigation and regulatory inquiries and investigations, both pending and threatened, in the ordinary course of its business. The Company’s dispute with the Pakistan Telecommunication Authority over its license renewal in Pakistan, explained in Note 15 below, is an example of such a matter. The total value of all other individual contingencies that are able to be quantified and are above US$5, other than disclosed above, amounts to US$484 (2019: US$69). Due to the high level of estimation uncertainty, as described in ‘Source of estimation uncertainty’ in this Note 7 and in Note 8, it is not practicable for the Company to reliably estimate the financial effect for certain contingencies and therefore no financial effect has been included within the preceding disclosure. The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company. Furthermore, the Company believes it has provided for all probable liabilities arising in the ordinary course of its business.
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

8    INCOME TAXES
Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at reporting date, and any adjustment to tax payable in respect of previous years.
Income tax payable
Current income tax payable consisted of the following items as of December 31:

	2020	2019

Current tax payable	30	36
Uncertain tax provisions	145	66
Total income tax payable	175	102
The balance of uncertain tax provisions is shown net of income tax assets which can be utilized to offset future tax charges should they arise, resulting in a reduction of the current period provision by US$10 (2019: US$51), with the gross amount being US$155 (2019: US$117).
VEON is involved in a number of disputes, litigation and regulatory proceedings in the ordinary course of its business, pertaining to income tax claims. The total value of these individual contingencies that are able to be quantified amounts to US$112. Due to the high level of estimation uncertainty, as described in ‘Source of estimation uncertainty’ disclosed below in this Note 8, it is not practicable for the Company to reliably estimate the financial effect for certain contingencies and therefore no financial effect has been included within the preceding disclosure. The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company, however we note that an unfavorable outcome of some or all of the specific matters could have a material adverse impact on results of operations or cash flows for a particular period. This assessment is based on our current understanding of relevant facts and circumstances. As such, our view of these matters is subject to inherent uncertainties and may change in the future. For further details on with respect to VEON’s uncertain tax provisions and tax risks, please refer to the ‘Accounting policies’ and ‘Source of estimation uncertainty’ disclosed below in this Note 8.
Income tax assets
The Company reported current income tax assets of US$73 (2019: US$16).
These tax assets mainly relate to advance tax payments in our operating companies which can only be offset against income tax liabilities in that relevant jurisdiction, in fiscal periods subsequent to balance sheet date.
Income tax expense
Income tax expense consisted of the following for the years ended December 31:

	2020	2019	2018

Current income taxes
Current year	404	495	477
Adjustments in respect of previous years	(1)	5	9
Total current income taxes	403	500	486

Deferred income taxes
Movement of temporary differences and losses	(72)	(36)	(152)
Changes in tax rates	—	(1)	6
Changes in recognized deferred tax assets	2	39	—
Adjustments in respect of previous years	9	3	28
Other	—	(7)	1
Total deferred tax expense / (benefit)	(61)	(2)	(117)

Income tax expense	342	498	369

Effective tax rate
The table below outlines the reconciliation between the statutory tax rate in the Netherlands (25%) and the effective income tax rates for the Group, together with the corresponding amounts, for the years ended December 31:

	2020	2019	2018	Explanatory notes

Profit / (loss) before tax from continuing operations	26	1,181	(248)
Income tax benefit / (expense) at statutory tax rate (25%)	(7)	(295)	62

Difference due to the effects of:
Different tax rates in different jurisdictions	(28)	20	89	Certain jurisdictions in which VEON operates have income tax rates which are different to the Dutch statutory tax rate of 25%. Profitability in countries with higher tax rates (including Pakistan, Algeria and Bangladesh) has a negative impact on the effective tax rate.
Non-deductible expenses	(210)	(90)	(120)	The Group incurs certain expenses which are non-deductible in the relevant jurisdiction. In 2020, as in previous years, such expenses include impairment losses (unless resulting in a change in temporary differences), certain non-income tax charges (i.e. minimum tax regimes) and some intra-group expenses (i.e. interest on internal loans).
Non-taxable income	37	5	49
The Group earns certain income which is non-taxable in the relevant jurisdiction. In 2020, non-taxable income included the revaluation of contingent consideration liability, as well as a gain relating to the settlement in connection with the dispute concerning the sale of Telecel Globe Limited. For further details, refer to Note 15 and Note 7, respectively.

Adjustments in respect of previous years	(3)	(49)	(39)	The effect of prior year adjustments mainly relates to updated tax positions.
Movements in (un)recognized deferred tax assets	(89)	(13)	(354)
Movements in (un)recognized deferred tax assets are primarily caused by tax losses and other credits for which no deferred tax asset has been recognized. This primarily occurs in holding entities in the Netherlands (2020: US$101, 2019: US$42, 2018: US$147) and in GTH (2020: nil, 2019: US$43, 2018: US$213.

Withholding taxes	(56)	(50)	45	Withholding taxes are recognized to the extent that dividends from foreign operations are expected to be paid in the foreseeable future. In 2020, similar to previous years, expenses relating to withholding taxes were primarily influenced by dividends expected from Russia, Algeria and Pakistan.
Uncertain tax positions	(1)	6	(17)	The tax legislation in the markets in which VEON operates is unpredictable and gives rise to significant uncertainties (see ‘Source of estimation uncertainty’ below). Movements in uncertain tax positions stem from such uncertainties. The impact of movements in uncertain tax positions is presented net of any corresponding deferred tax assets recognized.
Change in income tax rate	—	1	(6)	Changes in tax rates impact the valuation of existing temporary differences. The nominal tax rates did not change in our operating jurisdictions in 2020. Nominal tax rate changes occurred in Pakistan in 2019 and 2018 and Uzbekistan in 2018.
Other	15	(33)	(78)
In 2019, the Group recorded an increase in income tax liabilities of US$29 as a result of the settlement with the Egyptian Tax Authority for outstanding tax liabilities for GTH. Refer to Note 7 for further details.

Income tax benefit / (expense)	(342)	(498)	(369)

Effective tax rate	1,315.4%	42.2%	-148.8%

Deferred taxes
The Group reported the following deferred tax assets and liabilities in the statement of financial position as of December 31:

	2020	2019

Deferred tax assets	186	134
Deferred tax liabilities	(127)	(141)

Net deferred tax position	59	(7)
The following table shows the movements of net deferred tax positions in 2020:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Other movements	Closing balance

Property and equipment	(288)	(23)	37	(274)
Intangible assets	(38)	19	5	(14)
Trade receivables	47	1	(5)	43
Provisions	31	1	(4)	28
Accounts payable	156	7	(23)	140

Withholding tax on undistributed earnings	(52)	(8)	—	(60)

Tax losses and other balances carried forwards	2,026	113	82	2,221
Non-recognized deferred tax assets	(1,894)	(46)	(85)	(2,025)

Other	5	(3)	(2)	—

Net deferred tax positions	(7)	61	5	59

The following table shows the movements of net deferred tax positions in 2019:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Other movements	Closing balance

Property and equipment	(275)	5	(18)	(288)
Intangible assets	(60)	22	—	(38)
Trade receivables	32	16	(1)	47
Provisions	30	2	(1)	31
Accounts payable	113	11	32	156

Withholding tax on undistributed earnings	(50)	(2)	—	(52)

Tax losses and other balances carried forwards	2,173	(68)	(79)	2,026
Non-recognized deferred tax assets	(1,955)	—	61	(1,894)

Other	9	12	(16)	5

Net deferred tax positions	17	(2)	(22)	(7)

Unused tax losses and other credits carried forwards
VEON recognizes a deferred tax asset for unused tax losses and other credits carried forwards, to the extent that it is probable that the deferred tax asset will be utilized. The amount and expiry date of unused tax losses and other carry forwards for which no deferred tax asset is recognized are as follows:

As of December 31, 2020	0-5 years	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	—	(107)	—	(172)	(279)
Recognized DTA	—	27	—	49	76

Non-recognized losses	(1,546)	(1,006)	—	(6,660)	(9,212)
Non-recognized DTA	387	252	—	1,272	1,911

Other credits carried forwards expiry
Recognized credits	(19)	(102)	—	—	(121)
Recognized DTA	19	102	—	—	121

Non-recognized credits	—	—	—	(492)	(492)
Non-recognized DTA	—	—	—	115	115

As of December 31, 2019	0-5 years	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	—	—	—	(280)	(280)
Recognized DTA	—	—	—	73	73

Non-recognized losses	(1,292)	(1,645)	—	(6,486)	(9,423)
Non-recognized DTA	279	357	—	1,258	1,894

Other credits carried forwards expiry
Recognized credits	(13)	(46)	—	—	(59)
Recognized DTA	13	46	—	—	59

Non-recognized credits	—	—	—	(143)	(143)
Non-recognized DTA	—	—	—	31	31

Losses mainly relate to our holding entities in Luxembourg (2020: US$6,285; 2019: US$6,052) and the Netherlands (2020: US$2,659; 2019: US$2,937).
VEON reports the tax effect of the existence of undistributed profits that will be distributed in the foreseeable future. The Company has a deferred tax liability of US$60 (2019: US$52), relating to the tax effect of the undistributed profits that will be distributed in the foreseeable future, primarily in its Russian, Algerian and Pakistan operations.
As of December 31, 2020, undistributed earnings of VEON’s foreign subsidiaries (outside the Netherlands) which are indefinitely invested and will not be distributed in the foreseeable future, amounted to US$5,241 (2019: US$6,194). Accordingly, no deferred tax liability is recognized for this amount of undistributed profits.

ACCOUNTING POLICIES
Income taxes
Income tax expense represents the aggregate amount determined on the profit for the period based on current tax and deferred tax. In cases where the tax relates to items that are charged to other comprehensive income or directly to equity, the tax is also charged respectively to other comprehensive income or directly to equity.
Uncertain tax positions
The Group’s policy is to comply with the applicable tax regulations in the jurisdictions in which its operations are subject to income taxes. The Group’s estimates of current income tax expense and liabilities are calculated assuming that all tax computations filed by the Company’s subsidiaries will be subject to a review or audit by the relevant tax authorities. Uncertain tax positions are generally assessed individually, using the most likely outcome method. The Company and the relevant tax authorities may have different interpretations of how regulations should be applied to actual transactions (refer below for details regarding risks and uncertainties)
Deferred taxation
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
Management believes that VEON has paid or accrued all taxes that are applicable. Where uncertainty exists, VEON has accrued tax liabilities based on management’s best estimate. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax. The potential financial effect of such tax contingencies are disclosed in Note 7 and above in this Note 8, unless not practicable to do so.
Uncertain tax positions
Uncertain tax positions are recognized when it is probable that a tax position will not be sustained. The expected resolution of uncertain tax positions is based upon management’s judgment of the likelihood of sustaining a position taken through tax audits, tax courts and/or arbitration, if necessary. Circumstances and interpretations of the amount or likelihood of sustaining a position may change through the settlement process. Furthermore, the resolution of uncertain tax positions is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve.
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

INVESTING ACTIVITIES OF THE GROUP

9    SIGNIFICANT TRANSACTIONS
SIGNIFICANT TRANSACTIONS IN 2020
Sale of Armenian operations
In October 2020, VEON concluded an agreement for the sale of its operating subsidiary in Armenia, to Team LLC for a consideration of US$51. Accordingly the net carrying value of assets amounting US$33 were derecognized along with reclassification of cumulative foreign currency translation reserve of US$96 to profit and loss, resulting in the net loss of US$78.
GTH restructuring
In 2020, VEON continued the restructuring of Global Telecom Holding S.A.E. (“GTH”) which commenced in 2019 (see further details below), with the intragroup transfer of Mobilink Bank and GTH Finance B.V. completed in March and April 2020, respectively. As the operating assets of GTH had previously been, and will continue to be, fully consolidated within the balance sheet of the VEON Group, there was no material impact on these consolidated financial statements stemming from these intragroup transfers. The intragroup transfer for Djezzy is continuing.
SIGNIFICANT TRANSACTIONS IN 2019 AND 2018
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
These transactions represent a purchase of non-controlling interests ("NCI") without a change of control. Consequently, the difference between the book value of NCI (negative value of US$1,986) and the cost of acquisition (US$608) was recorded directly within ‘Other capital reserves’in the statement of changes in equity (loss of US$2,594).
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
Revised technology infrastructure partnership with Ericsson
In February 2019, the Company announced a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years and to release Ericsson from the development and delivery of the Full Stack Revenue Manager Solution. This revised arrangement enables VEON to continue upgrading IT infrastructure with new digital business support systems (DBSS) using existing software from Ericsson which is already deployed in certain operating companies within VEON. The parties signed binding terms to vary the existing agreements and as a result VEON received US$350 during the first half of 2019. The settlement amount was recorded in the income statement within ‘Other operating income’.
Termination of network sharing in Kazakhstan
In April 2019, the Group received a settlement amount of US$38 from Kcell Joint Stock Company (“Kcell”), related to the termination of the network sharing agreement between Kcell and our subsidiary in Kazakhstan. This amount has been recorded in "Other revenue/other income" within the consolidated income statement.
Sale of Italy Joint Venture
In July 2018, VEON entered into an agreement with CK Hutchison Holdings Ltd for the sale of its 50% stake in the Italy Joint Venture. In September 2018 the transaction was completed, and cash consideration was received in the amount of EUR 2,450 (US$2,830).
Share of profit / (loss) of the Italy Joint Venture for 2018 and 2017 was reclassified to “Profit / (loss) after tax from discontinued operations.”
The effect of the disposal is detailed below:

2018

Cash consideration received	2,830
Derecognition of assets classified as held for sale	(1,599)
Release cumulative share of other comprehensive income / (loss) of Italy Joint Venture	(31)
Release cumulative foreign currency translation reserve related to Italy Joint Venture	79
Gain / (loss) on disposal of discontinued operations	1,279

10    IMPAIRMENT OF ASSETS
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
Goodwill is tested for impairment annually (at September 30) or when circumstances indicate the carrying value may be impaired. Refer to Note 12 for an overview of the carrying value of goodwill per cash-generating unit (“CGU”). The Company’s impairment test is primarily based on fair value less cost of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management. The Company considers the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods. In addition to the above, the Company also considered the impact of COVID-19 when reviewing for indicators of impairment (refer to Note 1).
Impairment losses in 2020
In recent years, Beeline Russia has seen a decline in its subscriber and revenue market share on the back of competitive pressures in the market, which have impacted both revenues and profitability. This underperformance has negatively impacted the fair value of our Russian business, and over time has eroded the existing headroom over the book value of the business. The impact of a weaker Russian ruble, along with ongoing COVID lockdowns and associated travel restrictions, have had a negative impact on consumer spending, which weakened particularly during the third quarter of 2020. Together with a slower than anticipated recovery in Beeline’s ARPU, which has in turn impacted our future projected revenue, a revision to our previous estimates has been deemed necessary.
Based on these revisions, VEON recorded an impairment of US$723 against the carrying value of goodwill in Russia in the third quarter of 2020. The recoverable amount of the CGU of US$3,001 was determined based on fair value less costs of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management.
Also in the third quarter of 2020, due to the unstable political environment and uncertainties arising with respect to the recoverability of our operating assets in Kyrgyzstan, VEON has fully impaired the carrying value of all operating assets of Kyrgyzstan. As a result, the Company recorded a total impairment loss of US$64.
Additionally, in regard with the Company’s commitment to network modernization, the Company continuously re-evaluates the plans for its existing network, primarily with respect to equipment purchased but not installed, and consequently recorded an impairment loss of US$5.

	Property and equipment	Intangible assets	Goodwill	Other	Total impairment
2020
Russia	—	—	723	—	723
Kyrgyzstan	38	8	—	18	64
Other	5	—	—	(7)	(2)
	43	8	723	11	785
Impairment losses in 2019 and 2018
Due to operational performance of operating companies and the Company’s continuous re-evaluation of its equipment purchased but not installed, in 2019 and 2018 the Company recorded an impairment of US$108 and US$858, respectively. Impairment losses were allocated first to the existing carrying value of goodwill, and then subsequently to property and equipment and intangible assets based on relative carrying values.

	Property and equipment	Intangible assets	Goodwill	Total impairment
2019
Kyrgyzstan	33	3	54	90
Other	18	—	—	18
	51	3	54	108

2018
Algeria	—	—	125	125
Armenia	46	10	25	81
Bangladesh	221	230	—	451
Georgia	31	19	—	50
Kyrgyzstan	—	—	74	74
Other	37	40	—	77
	335	299	224	858

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
The tables below show key assumptions used in fair value less costs of disposal calculations for CGUs with material goodwill or those CGUs for which an impairment has been recognized.
Discount rates
Discount rates are initially determined in US dollars based on the risk-free rate for 20-year maturity bonds of the United States Treasury, adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific CGU relative to the market as a whole.
The equity market risk premium and small capitalization premium is sourced from independent market analysts. The systematic risk, beta, represents the median of the raw betas of the entities comparable in size and geographic footprint with the ones of the Company (“Peer Group”). The debt risk premium is based on the median of Standard & Poor’s long-term credit rating of the Peer Group. The weighted average cost of capital is determined based on target debt-to-equity ratios representing the median historical five year capital structure for each entity from the Peer Group.
The discount rate in functional currency of a CGU is adjusted for the long-term inflation forecast of the respective country in which the business operates, as well as applicable country risk premium.

	Discount rate (local currency)
	2020	2019	2018

Russia	10.1%	9.1%	10.3%
Algeria	11.6%	10.4%	11.1%
Pakistan	18.2%	14.5%	14.4%
Bangladesh	—	—	12.2%
Kazakhstan	10.3%	9.2%	8.4%
Kyrgyzstan *	—	14.1%	14.8%
Uzbekistan	13.8%	14.5%	13.1%
Armenia	—	—	12.5%
Georgia	—	—	10.6%

* In 2020, VEON fully impaired the carrying value of all operating assets of Kyrgyzstan, therefore discount rate was not determined
Revenue growth rates
The revenue growth rates during the forecast period vary based on numerous factors, including size of market, GDP (Gross Domestic Product), foreign currency projections, traffic growth, market share and others. A long‑term growth rate into perpetuity is estimated based on a percentage that is lower than or equal to the country long-term inflation forecast, depending on the CGU.

	Average annual revenue growth rate during forecast period			Terminal growth rate
	2020	2019	2018	2020	2019	2018

Russia	4.3%	1.4%	1.1%	1.8%	1.6%	1.3%
Algeria	4.3%	1.0%	0.7%	1.0%	1.0%	0.9%
Pakistan	9.7%	3.9%	3.5%	5.8%	2.7%	4.0%
Bangladesh	—	—	0.6%	—	—	4.0%
Kazakhstan	5.3%	5.3%	2.8%	3.1%	3.3%	1.1%
Kyrgyzstan *	—	1.6%	2.8%	—	5.0%	5.0%
Uzbekistan	3.2%	4.1%	5.5%	5.1%	6.0%	6.3%
Armenia	—	—	0.2%	—	—	0.8%
Georgia	—	—	2.1%	—	—	3.0%

* In 2020, VEON fully impaired the carrying value of all operating assets of Kyrgyzstan, therefore revenue growth rates were not determined

Operating margin
The Company estimates operating margin based on pre-IFRS 16 Adjusted EBITDA divided by Total Operating Revenue for each CGU and each future year. The forecasted operating margin is based on the budget and forecast calculations and assumes cost optimization initiatives which are part of on-going operations, as well as regulatory and technological changes known to date, such as telecommunication license issues and price regulation among others.

	Average operating margin during the forecast period			Terminal period operating margin
	2020	2019	2018	2020	2019	2018

Russia	31.2%	34.7%	34.6%	35.7%	34.5%	34.7%
Algeria	39.9%	42.6%	44.0%	40.4%	43.1%	45.0%
Pakistan	42.0%	47.3%	47.9%	44.6%	47.3%	49.1%
Bangladesh	—	—	35.4%	—	—	35.7%
Kazakhstan	49.5%	49.9%	46.5%	50.0%	50.1%	46.7%
Kyrgyzstan *	—	31.4%	39.9%	—	33.0%	39.0%
Uzbekistan	34.0%	51.4%	43.9%	34.0%	52.4%	44.1%
Armenia	—	—	23.6%	—	—	23.4%
Georgia	—	—	24.5%	—	—	25.6%

* In 2020, VEON fully impaired the carrying value of all operating assets of Kyrgyzstan, therefore operating margin assumptions were not determined

CAPEX
CAPEX is defined as purchases of property and equipment and intangible assets excluding licenses, goodwill and right-of-use assets. The cash flow forecasts for capital expenditures are based on the budget and forecast calculations and include the network roll-outs plans and license requirements.
The cash flow forecasts for license and spectrum payments for each operating company for the initial five years include amounts for expected renewals and newly available spectrum. Beyond that period, a long-run cost of spectrum is assumed. Payments for right-of-use assets are considered in the operating margin as described above.

	Average CAPEX as a percentage of revenue during the forecast period			Terminal period CAPEX as a percentage of revenue
	2020	2019	2018	2020	2019	2018

Russia	27.9%	19.9%	19.8%	21.0%	18.5%	15.0%
Algeria	15.2%	12.5%	15.1%	14.0%	12.0%	14.0%
Pakistan	19.6%	17.2%	16.7%	18.9%	17.1%	14.0%
Bangladesh	—	—	14.9%	—	—	12.0%
Kazakhstan	19.8%	20.0%	17.7%	19.0%	19.5%	17.0%
Kyrgyzstan *	—	26.9%	17.2%	—	20.0%	15.0%
Uzbekistan	21.4%	19.4%	16.2%	21.0%	20.1%	16.2%
Armenia	—	—	21.0%	—	—	14.0%
Georgia	—	—	23.8%	—	—	14.0%

* In 2020, VEON fully impaired the carrying value of all operating assets of Kyrgyzstan, therefore CAPEX assumptions were not determined

SENSITIVITY TO CHANGES IN ASSUMPTIONS
The following table illustrates the potential additional impairment for the Russia CGU and the potential impairment or remaining headroom for the Algeria CGU if certain key parameters would adversely change by one percentage point within both the explicit forecast and terminal periods ('+/- 1.0 pp'), as well as the change in key assumptions required in order for the recoverable amount of the CGU to be equal to its book value ('Break-even').
Any additional adverse changes in the key parameters by more than one percentage point would increase the amount of impairment exposure approximately proportionally.

	Russia			Algeria
Sensitivity analysis	Assumption used *	+/- 1.0 pp	Break-even **	Assumption used *	+/- 1.0 pp	Break-even

Discount rate	10.1%	11.1%	10.1%	11.6%	12.6%	12.2%
Change in key assumption	0.0 pp	1.0 pp	0.0 pp	0.0 pp	1.0 pp	0.6 pp
Headroom / (impairment)	—	(473)	—	75	(44)	—

Average annual revenue growth rate	3.9%	2.9%	3.9%	3.8%	2.8%	2.9%
Change in key assumption	0.0 pp	(1.0) pp	0.0 pp	0.0 pp	(1.0) pp	(0.9) pp
Headroom / (impairment)	—	(250)	—	75	(12)	—

Average operating margin	32.0%	31.0%	32.0%	40.0%	39.0%	38.7%
Change in key assumption	0.0 pp	(1.0) pp	0.0 pp	0.0 pp	(1.0) pp	(1.3) pp
Headroom / (impairment)	—	(375)	—	75	19	—

Average CAPEX / revenue	26.8%	27.8%	26.8%	15.0%	16.0%	16.4%
Change in key assumption	0.0 pp	1.0 pp	0.0 pp	0.0 pp	1.0 pp	1.4 pp
Headroom / (impairment)	—	(380)	—	75	22	—

* Combined average based on explicit forecast period of five years (2021-2025) and terminal period (2026), excludes intervening period of 2020
** Following the recognition of an impairment loss in the third quarter of 2020, the book value of the Russia CGU is equal to its recoverable amount. As such, the 'break-even' assumptions for the Russia are equivalent to the Assumptions used.

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

11    PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the years ended December 31:

Net book value	Telecomm-unications equipment	Land, buildings and constructions	Office and other equipment	Equipment not installed and assets under construction	Right-of-use assets		Total

As of January 1, 2019	3,937	202	393	329	2,023		6,884

Additions	80	—	8	1,453	299	*	1,840	*
Disposals	(36)	(1)	(6)	(7)	(35)		(85)
Depreciation charge for the year	(1,032)	(33)	(139)	—	(448)		(1,652)
Impairment	(30)	(1)	(3)	(17)	—		(51)
Transfers	1,210	29	131	(1,370)	—		—
Translation adjustment	177	20	33	28	146		404

As of December 31, 2019	4,306	216	417	416	1,985		7,340

Additions	47	2	32	1,626	446		2,153
Disposals	(50)	(5)	(10)	(12)	(14)		(91)
Depreciation charge for the year	(1,009)	(28)	(123)	—	(416)		(1,576)
Impairment	(28)	(1)	(2)	(7)	(5)		(43)
Transfers	1,282	5	111	(1,396)	(2)		—
Translation adjustment	(498)	(30)	(57)	(59)	(260)		(904)

As of December 31, 2020	4,050	159	368	568	1,734		6,879
Cost	10,893	377	1,330	687	2,526		15,813
Accumulated depreciation and impairment	(6,843)	(218)	(962)	(119)	(792)		(8,934)

* Prior year comparatives have been re-presented to conform with current year presentation.
There were no material changes in estimates related to property and equipment in 2020 other than the impairment described in Note 10 of US$43 (2019: US$51) and lease term reassessments in Russia and Ukraine (included in ‘Additions’) which had the effect of increasing right-of-use assets by US$181. Please refer to Note 15 for more information regarding Source of estimation uncertainty for lease terms.
During 2020, VEON acquired property and equipment in the amount of US$601 (2019: US$480), which were not paid for as of year-end.
Property and equipment pledged as security for bank borrowings amounts to US$865 as of December 31, 2020 (2019: US$652), and primarily relate to securities for borrowings of PMCL.

The following table summarizes the movement in the net book value of right-of-use assets ("ROU") for the year ended December 31:

Net book value	ROU - Telecommunications Equipment	ROU - Land, Buildings and Constructions	ROU - Office and Other Equipment	Total

As of January 1, 2019	1,601	415	7	2,023

Additions	236	63	—	299
Disposals	(27)	(6)	(2)	(35)
Depreciation charge for the year	(306)	(140)	(2)	(448)
Impairment	—	—	—	—
Transfers	18	(18)	—	—
Translation adjustment	116	30	—	146

As of December 31, 2019	1,638	344	3	1,985

Additions	339	102	5	446
Disposals	(14)	—	—	(14)
Depreciation charge for the year	(309)	(105)	(2)	(416)
Impairment	(1)	(4)	—	(5)
Transfers	—	(2)	—	(2)
Translation adjustment	(217)	(42)	(1)	(260)

As of December 31, 2020	1,436	293	5	1,734
Cost	2,021	496	9	2,526
Accumulated depreciation and impairment	(585)	(203)	(4)	(792)

COMMITMENTS
Capital commitments for the future purchase of equipment are as follows as of December 31:

	2020	2019

Less than 1 year	747	677
Between 1 and 5 years	19	19

Total commitments	766	696

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
SOURCE OF ESTIMATION UNCERTAINTY
Depreciation and amortization of non-current assets
Depreciation and amortization expenses are based on management estimates of useful life, residual value and amortization method of property and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. Technological developments are difficult to predict and our views on the trends and pace of developments may change over time. Some of the assets and technologies in which the Group invested several years ago are still in use and provide the basis for new technologies.
The useful lives of property and equipment and intangible assets are reviewed at least annually, taking into consideration the factors mentioned above and all other relevant factors. Estimated useful lives for similar types of assets may vary between different entities in the Group due to local factors such as growth rate, maturity of the market, historical and expected replacements or transfer of assets and quality of components used. Estimated useful life for right-of-use assets is directly impacted by the equivalent lease term, refer to Note 15 for more information regarding Source of estimation uncertainty for lease terms.

12    INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets for the years ended December 31:

Net book value	Telecommuni-cation licenses, frequencies & permissions	Software	Brands and trademarks	Customer relationships	Other intangible assets	Goodwill	Total

As of January 1, 2019	1,195	264	178	177	25	3,816	5,655

Additions	50	177	—	—	12	—	239
Disposals	—	—	—	—	(2)	—	(2)
Amortization charge for the year	(159)	(155)	(30)	(42)	(8)	—	(394)
Impairment	(3)	—	—	—	—	(54)	(57)
Transfer	—	8	—	—	(8)	—	—
Translation adjustment	17	22	1	7	3	197	247

As of December 31, 2019	1,100	316	149	142	22	3,959	5,688

Additions	53	188	3	5	5	13	267
Disposals	—	(6)	—	—	—	—	(6)
Amortization charge for the year	(139)	(159)	(23)	(15)	(7)	—	(343)
Impairment	(5)	(3)	—	—	—	(723)	(731)
Transfer	—	6	—	—	(6)	—	—
Translation adjustment	(88)	(41)	(12)	(16)	1	(567)	(723)

As of December 31, 2020	921	301	117	116	15	2,682	4,152
Cost	2,170	1,041	457	1,530	148	4,845	10,191
Accumulated amortization and impairment	(1,249)	(740)	(340)	(1,414)	(133)	(2,163)	(6,039)

During 2020, there were no material change in estimates related to intangible assets other than the impairment described in Note 10 of US$731 (2019: US$57).
During 2020, VEON acquired intangible assets in the amount of US$56 (2019: US$49), which were not yet paid for as of year-end.
GOODWILL
During the year, the movement in goodwill for the Group, per CGU, consisted of the following:

CGU	December 31, 2020	Impairment	Translation adjustment	Addition	December 31, 2019

Russia	1,131	(723)	(424)	13	2,265
Algeria	1,053	—	(114)	—	1,167
Pakistan	324	—	(11)	—	335
Kazakhstan	140	—	(14)	—	154
Uzbekistan	34	—	(4)	—	38

Total	2,682	(723)	(567)	13	3,959

CGU	December 31, 2019	Impairment	Translation adjustment	December 31, 2018

Russia	2,265	—	247	2,018
Algeria	1,167	—	(9)	1,176
Pakistan	335	—	(36)	371
Kazakhstan	154	—	1	153
Kyrgyzstan	—	(54)	—	54
Uzbekistan	38	—	(6)	44

Total	3,959	(54)	197	3,816

COMMITMENTS
Capital commitments for the future purchase of intangible assets are as follows as of December 31:

	2020	2019

Less than 1 year	31	77
Between 1 and 5 years	—	5

Total commitments	31	82

ACCOUNTING POLICIES
Intangible assets acquired separately are carried at cost less accumulated amortization and impairment losses.
Intangible assets with a finite useful life are generally amortized with the straight-line method over the estimated useful life of the intangible asset. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least annually and fall within the following ranges:

Class of intangible asset	Useful life
Telecommunications licenses, frequencies and permissions	3 - 20 years
Software	3 - 10 years
Brands and trademarks	3 - 15 years
Customer relationships	10 - 21 years
Other intangible assets	4 - 10 years
Goodwill is recognized for the future economic benefits arising from net assets acquired that are not individually identified and separately recognized. Goodwill is not amortized but is tested for impairment annually and as necessary when circumstances indicate that the carrying value may be impaired, see Note 10 for further details.
SOURCE OF ESTIMATION UNCERTAINTY
Refer also to Note 11 for further details regarding source of estimation uncertainty.
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

13    INVESTMENTS IN SUBSIDIARIES
The Company held investments in material subsidiaries for the years ended December 31 as detailed in the table below. The equity interest presented represents the economic rights available to the Company.

			Equity interest held by the Group
Name of significant subsidiary	Country of incorporation	Nature of subsidiary	2020	2019

VEON Amsterdam B.V.	Netherlands	Holding	100.0%	100.0%
VEON Holdings B.V.	Netherlands	Holding	100.0%	100.0%
PJSC VimpelCom	Russia	Operating	100.0%	100.0%
JSC “Kyivstar”	Ukraine	Operating	100.0%	100.0%
LLP “KaR-Tel”	Kazakhstan	Operating	75.0%	75.0%
LLC “Unitel”	Uzbekistan	Operating	100.0%	100.0%
LLC “VEON Georgia”	Georgia	Operating	80.0%	80.0%
CJSC “VEON Armenia”	Armenia	Operating	—%	100.0%
LLC “Sky Mobile”	Kyrgyzstan	Operating	50.1%	50.1%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100.0%	100.0%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100.0%	100.0%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100.0%	100.0%
Global Telecom Holding S.A.E	Egypt	Holding	99.6%	99.5%
Omnium Telecom Algérie S.p.A.*	Algeria	Holding	45.4%	45.4%
Optimum Telecom Algeria S.p.A.*	Algeria	Operating	45.4%	45.4%
Pakistan Mobile Communications Limited	Pakistan	Operating	85.0%	85.0%
Banglalink Digital Communications Limited	Bangladesh	Operating	100.0%	100.0%

* The Group has concluded that it controls Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A, see 'Significant accounting judgments' below for further details.
The Company is subject to legal restrictions to distribute accumulated profits from Algeria by virtue of local shareholding agreement (i.e. it is allowed only to distribute 42.5% of current year profit), and the rest is restricted.
MATERIAL PARTLY-OWNED SUBSIDIARIES
Financial information of subsidiaries that have material non-controlling interests (“NCIs”) is provided below:

	Equity interest held by NCIs		Book values of material NCIs		Profit / (loss) attributable to material NCIs
Name of significant subsidiary	2020	2019	2020	2019	2020	2019

LLP “KaR-Tel” (“Kar-Tel”)	25.0%	25.0%	97	106	26	27
Omnium Telecom Algérie S.p.A. (“OTA”)	54.4%	54.4%	783	871	43	55

The summarized financial information of these subsidiaries before intercompany eliminations for the years ended December 31 are detailed below.
Summarized income statement

	Kar-Tel			OTA
	2020	2019	2018	2020	2019	2018

Operating revenue	446	461	410	689	775	813
Operating expenses	(316)	(319)	(319)	(564)	(621)	(754)
Other (expenses) / income	4	(6)	6	(17)	(17)	(11)
Profit / (loss) before tax	134	136	97	108	137	48
Income tax expense	(28)	(29)	(20)	(29)	(36)	(47)
Profit / (loss) for the year	106	107	77	79	101	1

Total comprehensive income / (loss)	106	107	77	79	101	1
Attributed to NCIs	26	27	19	43	55	1

Dividends paid to NCIs	—	—	—	46	69	76

Summarized statement of financial position

	Kar-Tel		OTA
	2020	2019	2020	2019

Property and equipment	276	271	492	600
Intangible assets	94	86	116	158
Other non-current assets	162	185	1,071	1,187
Trade and other receivables	21	18	31	34
Cash and cash equivalents	37	39	67	67
Other current assets	31	12	50	42
Debt and derivatives	(75)	(63)	(102)	(134)
Provisions	(6)	(6)	(23)	(22)
Other liabilities	(152)	(119)	(267)	(334)

Total equity	388	423	1,435	1,598

Attributed to:
Equity holders of the parent	291	317	652	727
Non-controlling interests	97	106	783	871

Summarized statement of cash flows

	Kar-Tel			OTA
	2020	2019	2018	2020	2019	2018

Net operating cash flows	184	199	148	211	305	245
Net investing cash flows	(88)	(84)	(42)	(102)	(84)	(118)
Net financing cash flows	(97)	(104)	(90)	(103)	(205)	(193)
Net foreign exchange difference	(2)	—	(3)	(5)	(1)	(5)
Net increase / (decrease) in cash equivalents	(3)	11	13	1	15	(71)

SIGNIFICANT ACCOUNTING JUDGMENTS
Control over subsidiaries
Subsidiaries, which are those entities over which the Company is deemed to have control, are consolidated. In certain circumstances, significant judgment is required to assess if the Company is deemed to have control over entities where the Company’s ownership interest does not exceed 50%. The Group has concluded that it controls Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A even though its subsidiary, Global Telecom Holding S.A.E. owned less than 50% of the ordinary shares. This is because the Company can exercise operational control through terms of a shareholders’ agreement. Our partner in Algeria can acquire our shares at fair market value under call option arrangements exercisable solely at its discretion between October 1, 2021 and December 31, 2021. Concurrently, we have a right to require our partner in Algeria to acquire our shares under put option arrangements exercisable solely at our discretion between July 1, 2021 and September 30, 2021. Both option arrangements did not have any impact on our ability to consolidate Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A.

FINANCING ACTIVITIES OF THE GROUP

14    OTHER NON-OPERATING GAIN / (LOSS)
Other non-operating gains / (losses) consisted of the following for the years ended December 31:

	2020	2019	2018

Ineffective portion of hedging activities *	15	20	8
Change of fair value of other derivatives	6	(17)	(58)
Gain /(loss) from money market funds *	12	21	—
Loss from early debt redemption	—	—	(30)
Other gains / (losses)	78	(3)	12
Other non-operating gain / (loss), net	111	21	(68)

* Prior year comparatives have been re-presented to conform with current year presentation.

Included in ‘Other gains / (losses)' in 2020 is a gain of US$41 relating to the revaluation of contingent consideration liability, as well as a gain of US$41 relating to the settlement in connection with the dispute concerning the sale of Telecel Globe Limited. For further details, refer to Note 15 and Note 7, respectively.

15    INVESTMENTS, DEBT AND DERIVATIVES
INVESTMENTS AND DERIVATIVE ASSETS
The Company holds the following investments and derivatives as of December 31:

	Carrying value
	2020	2019

At fair value
Derivatives not designated as hedges	20	11
Derivatives designated as net investment hedges	3	—
Investments in debt instruments *	75	34
Other	8	—
	106	45

At amortized cost
Security deposits and cash collateral	325	256
Other investments	39	16
	364	272

Total investments and derivatives	470	317
Non-current	305	235
Current	165	82

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
In September 2019, Jazz deposited approximately US$225 in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit. The deposit is recorded as a non-current financial asset in the statement of financial position.
In May, 2020 a further US$57 was paid under protest, presented within 'Receipts from / (payment on) deposits' in the statement of cash flows. The most recent hearing on this matter was concluded before the Islamabad High Court on March 1, 2021 and a judgment is now pending.

DEBT AND DERIVATIVES
The Company holds the following outstanding debt and derivatives as of December 31:

	Carrying value
	2020	2019

At fair value
Derivatives not designated as hedges	52	52
Derivatives designated as net investment hedges	1	161
Contingent consideration	—	41
	53	254

At amortized cost
Principal amount outstanding	7,678	7,519
Interest accrued	85	79
Discounts, unamortized fees, hedge basis adjustment	(5)	(10)
Bank loans and bonds	7,758	7,588

Lease liabilities	1,912	2,083
Put-option liability over non-controlling interest	273	342
Other financial liabilities	60	77
	10,003	10,090

Total debt and derivatives	10,056	10,344
Non-current	8,832	7,759
Current	1,224	2,585
Bank loans and bonds
The Company had the following principal amounts outstanding for interest-bearing loans and bonds at December 31:

						Principal amount outstanding
Borrower	Type of debt	Guarantor	Currency	Interest rate	Maturity	2020	2019

VEON Holdings	Loans	None	RUB	8.75% to 10.0%	2022	—	2,303
VEON Holdings	Loans	None	RUB	7.35% to 7.50%	2024-2025	812	—
VEON Holdings	Loans	None	RUB	CBR Key Rate + 1.85% to 2.20%	2023-2025	1,083	—
VEON Holdings	Notes	None	US$	5.95%	2023	529	529
VEON Holdings	Notes	None	US$	3.95% to 4.95%	2024	533	1,133
VEON Holdings	Notes	PJSC VimpelCom	US$	7.50%	2022	417	417
VEON Holdings	Notes	None	US$	3.38%	2027	1,250	—
VEON Holdings	Notes	None	US$	7.25%	2023	700	—
VEON Holdings	Notes	None	RUB	6.30% to 6.50%	2025	406	—
VEON Holdings	Notes	None	US$	4.00%	2025	1,000	700
GTH Finance B.V.	Notes	VEON Holdings	US$	6.25% to 7.25%	2020-2023	—	1,200
PJSC VimpelCom, via VIP Finance Ireland	Eurobonds	None	US$	7.75%	2021	262	262
PMCL	Loans	None	PKR	6mKIBOR + 0.35%	2022	111	192
PMCL	Loans	None	PKR	6mKIBOR + 0.8%	2020	—	34
PMCL	Loan	EKN *	US$	6mLIBOR + 1.9%	2020	—	75
PMCL	Loan	None	PKR	6mKIBOR + 0.55%	2026	273	121
PMCL	Loan	None	PKR	6mKIBOR	2023	29	41
Banglalink	Loan	None	US$	3mLIBOR + 2.50%	2020	—	300
Banglalink	Loans	None	BDT	Average bank deposit rate +3.0% to 4.25%	2021-2022	80	116
PJSC Kyivstar	Loans	None	UAH	NBU Key rate + 3.00%	2021-2023	56	—
PJSC Kyivstar	Loans	None	UAH	10.15% to 11.00%	2023-2025	85	—

	Other bank loans and bonds					52	96

	Total bank loans and bonds					7,678	7,519
* Exportkreditnämnden (The Swedish Export Credit Agency)

SIGNIFICANT CHANGES IN DEBT AND DERIVATIVES
Reconciliation of cash flows from financing activities

	Bank loans and bonds	Lease liabilities	Total

Balance as of January 1, 2019	7,366	1,999	9,365

Cash flows
Proceeds from borrowings, net of fees paid	2,610	—	2,610
Repayment of debt	(2,612)	(366)	(2,978)
Interest paid	(566)	(148)	(714)

Non-cash movements
Interest and fee accruals	599	178	777
Lease additions, disposals, impairment and modifications	—	262	262
Foreign currency translation	193	158	351
Other non-cash movements	(2)	—	(2)

Balance as of December 31, 2019	7,588	2,083	9,671

Cash flows
Proceeds from borrowings, net of fees paid	4,621	—	4,621
Repayment of debt	(4,054)	(322)	(4,376)
Interest paid	(494)	(150)	(644)

Non-cash movements
Interest and fee accruals	546	156	702
Lease additions, disposals, impairment and modifications	—	432	432
Foreign currency translation	(398)	(286)	(684)
Other non-cash movements	(51)	—	(51)

Balance as of December 31, 2020	7,758	1,913	9,671

FINANCING ACTIVITIES IN 2020
Optional early redemption of US$600 million 3.95% Senior notes due June 2021
In December 2020, VEON Holdings B.V. completed optional early redemption of all of its outstanding US$600 million 3.95% Senior Notes due June 2021, pursuant to Condition 5.3 of the 2021 Notes. The Notes were redeemed in full at a redemption price equal to 101.00% of the principal amount thereof, plus accrued and unpaid interest and additional amounts due thereon.
Financing activities in Ukraine
In December 2020, VEON's operating company in Ukraine, Kyivstar, signed three bilateral unsecured loan agreements with Raiffeisen Bank Aval Joint Stock Company (“Raiffeisen”), Joint Stock Company Alfa-Bank (“Alfa-Bank”) and Joint Stock Company OTP Bank (“OTP”), for an aggregate amount of UAH4.1 billion (US$146). The loan agreement with Raiffeisen has a 5-year term with a fixed interest rate of 11.00%, and the loan agreements with Alfa-Bank and OTP each have a 3-year term with a floating rate equal to NBU Key Rate + 3.00% and a fixed interest rate of 10.15% respectively.
Exercise of 15% PMCL put option
In September 2020, the Dhabi Group exercised its put option to sell us its 15% shareholding in PMCL, the Company’s subsidiary in Pakistan. VEON updated the fair value of its put option liability following the completion of an independent valuation process which determined a fair value for the shareholding of US$273, resulting in a gain of US$59 recorded in ‘Finance costs’ within the Consolidated Income Statement. Completion of the transfer remains subject to the conclusion of the contractual transfer mechanics with the Dhabi Group. Once the transaction is completed, VEON will indirectly own 100% of PMCL.
Global Medium Term Note program
In April 2020, VEON Holdings B.V. established a Global Medium Term Note program for the issuance of bonds (the "MTN Program"), with a program limit of US$6,500, or the equivalent thereof in other currencies. In June, September and November 2020, VEON Holdings B.V. issued senior unsecured notes of RUB20 billion (US$288), RUB10 billion (US$135) and US$1.25 billion, respectively, under the MTN Program, maturing in June 2025, September 2025 and November 2027.

Refinancing of loan agreement with VTB
In July 2020, VEON Holdings B.V. successfully refinanced its existing RUB30 billion (US$422), bilateral term loan agreement with VTB Bank. This refinancing extended the final maturity of the existing loan between VTB Bank and VEON Holdings B.V. to July 2025 and amended the interest cost from a fixed rate of 8.75% to floating rate equal to CBR Key Rate + 1.85 p.p.
Refinancing of loan agreement with Sberbank
In June 2020, VEON Holdings B.V. entered into a new RUB bilateral term loan agreement with Sberbank. The agreement comprises four facilities for a total amount of RUB100 billion (US$1,450) with final maturity dates ranging between two and four years. Shortly after the agreement was signed, VEON Holdings B.V. fully utilized three facilities for a total amount of RUB87.5 billion (US$1,281) and used the proceeds to prepay all outstanding amounts under the Sberbank term facilities agreement signed in May 2017.

In July 2020, VEON drew down the remaining RUB12.5 billion available under the facility agreement. Subsequently, in September 2020, VEON repaid one of the facilities of RUB20 billion, originally maturing in June 2022, in full with no fees. The repaid facility cannot be re-borrowed.
Contingent consideration
In 2015, International Wireless Communications Pakistan Limited and Pakistan Mobile Communications Ltd (“PMCL”), each indirect subsidiaries of the Company, signed an agreement with Warid Telecom Pakistan LLC and Bank Alfalah Limited, to combine their operations in Pakistan. In July 2016, the transaction was closed and PMCL acquired 100% of the voting shares in Warid Telecom (Pvt) Limited (“Warid”) for a consideration of 15% of the shares in PMCL. As a result, VEON gained control over Warid.

As part of the share purchase agreement, an earn-out payment was agreed in the event that a tower transaction is effected by PMCL within four years from the acquisition date. The earn-out would also apply if another telecommunications operator in Pakistan effects a tower transaction, provided the transaction meets certain parameters, in the same timeframe. The contingent consideration would be settled with a transfer of PMCL shares.
As of June 2020, the probability of completion of a tower deal in Pakistan prior to the relevant deadline, upon which contingent consideration would be paid, became remote. As a result, the fair value of Contingent consideration was revised downwards to zero, with a corresponding gain of US$41 recognized in the consolidated income statement.
Extension and extinguishment of Banglalink syndicated loan
In April 2020, Banglalink Digital Communications Limited, a wholly-owned subsidiary, extended the maturity of its US$300 syndicated loan by an additional two years to 2022. Following this extension, VEON Digital Amsterdam B.V., the Company's wholly-owned subsidiary, acquired the loan from the original lenders, leading to extinguishment of this financial liability within VEON's consolidated financial statements. No material transactional costs were incurred.
Drawdowns under the Revolving Credit Facility
In March 2020, VEON Holdings B.V., the Company's wholly-owned subsidiary, executed two drawdowns under its existing revolving credit facility for an aggregate amount of US$600. Although these drawdowns are short-term in nature, VEON Holdings B.V. has an enforceable right to roll them over until final maturity date of the facility in February 2022. All outstanding drawdowns under this facility have been fully repaid during June 2020 (US$100) and July 2020 (US$500). In March 2021, VEON entered into a new multi-currency revolving credit facility agreement, refer to Note 22 for further details.
Refinancing of RUB debt - AO "Alfa-Bank"
In March 2020, VEON Holdings B.V. amended and restated the existing facility with AO "Alfa-Bank", increasing its size and utilization from RUB17.5 billion to RUB30 billion (US$165). Following this amendment and restatement, the final maturity of this facility has been set to March 2025.
GTH bonds prepayment
In February 2020, GTH Finance B.V., the Company’s subsidiary, repaid at par the US$500 6.25% bonds, originally maturing April, 2020.
US$300 tap issuance of existing senior notes
In January 2020, VEON Holdings B.V., issued US$300 in senior unsecured notes due 2025, which are consolidated and form a single series with the US$700 4.00% senior notes due in 2025 issued by VEON Holdings B.V. in October 2019. VEON used the net proceeds of the tap issuance to refinance certain existing outstanding debt.

FINANCING ACTIVITIES IN 2019
VEON Holdings BV new notes
In October 2019, VEON Holdings issued US$700 4.00% senior unsecured notes due 2025. The net proceeds of the notes issued have been used primarily to refinance drawings on the revolving credit facility used to fund the MTO for GTH.

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

FAIR VALUES
As of December 31, 2020, the carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table at the beginning of this note, with the exception of:

•'Bank loans and bonds, including interest accrued', for which fair value is equal to US$8,031 (2019: US$7,887); and
•'Lease liabilities', for which fair value has not been determined.

As of December 31, 2020 and December 31, 2019, all of the Group's financial instruments carried at fair value in the statement of financial position were measured based on Level 2 inputs, except for the Contingent consideration, for which fair value is classified as Level 3.
All movements in Contingent consideration in the years ended December 31, 2020 and 2019 relate to changes in fair value, which are unrealized, and are recorded in “Other non-operating gain / (loss)” within the consolidated income statement.
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
On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations. During the years ended December 31, 2020 and 2019, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
HEDGE ACCOUNTING
The following table sets out the Company’s hedging instruments designated as net investment hedges as of December 31:

Hedging instruments *	Designated rate	Excluded component	Hedged item	Currency	Aggregated designated nominal value of hedged items, million
					2020		2019

Foreign currency forward contracts	Forward	foreign currency basis spread	PJSC VimpelCom	RUB	26,758	**	88,220	**

* Refer to the Debt and Derivatives section above in this Note for information regarding the carrying amounts of the hedging instruments.
** Hedging instruments have a weighted average term to maturity of 1 year as of December 31, 2020 (2019: 1 year ).
There is an economic relationship between the hedged net investments and the hedging instruments due to the translation risk inherent in the hedged items that matches the foreign exchange risk of the hedging instruments. The hedge ratio for each of the above relationships was set at 1:1 as the underlying risk of the hedging instruments is identical to the hedged risk and the nominal value of hedging instruments has not exceeded the amounts of respective net investments. Hedge ineffectiveness might arise from:
•the value of a net investment falling below the related designated nominal value of the hedging instrument, or
•counterparties’ credit risk impacting the hedging instrument but not the hedged net investment.
During the periods covered by these consolidated financial statements, the amount of ineffectiveness was immaterial.
During 2020, the fair values of the Company’s derivatives designated as net investment hedges increased due to depreciation of the Russian ruble, resulting in a US$178gain recorded against the foreign currency translation reserve. This gain partially offset the translation loss related to our foreign operations described in Note 1.

Impact of hedge accounting on equity
The below table sets out the reconciliation of each component of equity and the analysis of other comprehensive income (all of which are attributable to the equity owners of the parent):

	Foreign currency translation reserve	Cost of hedging reserve **

As of January 1, 2019	(8,416)	5

Foreign currency revaluation of the foreign operations and other	332	—
Effective portion of foreign currency revaluation of the hedging instruments *	(228)	—
Change in fair value of foreign currency basis spreads	—	23
Amortization of time-period related foreign currency basis spreads	—	(19)

As of December 31, 2019	(8,312)	9

Foreign currency revaluation of the foreign operations	(615)	—
Effective portion of foreign currency revaluation of the hedging instruments *	178	—
Change in fair value of foreign currency basis spreads	—	7
Amortization of time-period related foreign currency basis spreads	—	(15)
Other movements in foreign currency translation reserve	(26)	—

As of December 31, 2020	(8,775)	1
* Amounts represent the changes in fair value of the hedging instruments and closely approximate the changes in value of the hedged items used to recognize hedge ineffectiveness.
** Movements in the cost of hedging reserve are included within "Other" in respective section of statement of other comprehensive income.

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
A significant portion of the lease contracts included within Company’s lease portfolio includes lease contracts which are extendable through mutual agreement between VEON and the lessor, or lease contracts which are cancellable by the Company immediately or on short notice. The Company includes these cancellable future lease periods within the assessed lease term, which increases the future lease payments used in determining the lease liability upon initial recognition.
The Company continuously assesses whether a revision of lease terms is required due to a change in management judgment regarding, for example, the exercise of extension and/or termination options. VEON's determination of the lease term is based on facts and circumstances related to the underlying leased asset and lease contracts.

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
Cash and cash equivalents consisted of the following items as of December 31:

	2020	2019

Cash and cash equivalents at banks and on hand	694	932
Cash equivalents with original maturity of less than three months	900	318
Cash and cash equivalents	1,594	1,250
Less overdrafts	(8)	(46)
Cash and cash equivalents, net of overdrafts, as presented in the consolidated statement of cash flows	1,586	1,204
Cash at bank earns interest at floating rates based on bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.
The imposition of currency exchange controls or other similar restrictions on currency convertibility in the countries in which VEON operates could limit VEON’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends from the respective countries. As of December 31, 2020, there were no restricted cash and cash equivalent balances (2019: nil).
Cash balances include investments in money market funds of US$543 (2019: US$155), which are carried at fair value through profit or loss with gains presented within ‘Other non-operating gain / (loss)’ within the consolidated income statement.
As of December 31, 2020, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$8 (2019: US$46). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as debt and derivatives within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.

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
As of December 31, 2020, approximately 79% of the Company’s borrowings are at a fixed rate of interest (2019: 91%).
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

	Effect on profit / (loss) before tax		Effect on other comprehensive income
Change in foreign exchange rate against US$	10% depreciation	10% appreciation	10% depreciation	10% appreciation

2020
Russian Ruble	35	(39)	32	(39)
Bangladeshi Taka	(30)	33	—	—
Pakistani Rupee	(4)	4	—	—
Georgian Lari	(36)	40	—	—
Other currencies (net)	8	(9)	4	(4)

2019
Russian Ruble	(9)	11	119	(145)
Bangladeshi Taka	(27)	30	—	—
Pakistani Rupee	(10)	11	—	—
Georgian Lari	(36)	39	—	—
Other currencies (net)	(4)	5	—	—

CREDIT RISK
The Company is exposed to credit risk from its operating activities (primarily from trade receivables), and from its treasury activities, including deposits with banks and financial institutions, derivative financial instruments and other financial instruments. See Note 16 for further information on restrictions on cash balances.
Trade receivables consist of amounts due from customers for airtime usage and amounts due from dealers and customers for equipment sales. VEON’s credit risk arising from the services the Company provides to customers is mitigated to a large extent due to the majority of its active customers being subscribed to a prepaid service as of December 31, 2020 and 2019, and accordingly not giving rise to credit risk. For postpaid services, in certain circumstances, VEON requires deposits as collateral for airtime usage. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms.
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
The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2020 and 2019 is the carrying amount as illustrated in Note 5, Note 15, Note 16 and within this Note 17.

LIQUIDITY RISK
The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bonds, bank overdrafts, bank loans and lease contracts. The Company’s policy is to create a balanced debt maturity profile. As of December 31, 2020, 5% of the Company’s debt (2019: 21%) will mature in less than one year based on the carrying value of bank loans, bonds and other borrowings reflected in the financial statements. The Company assessed the concentration of risk with respect to refinancing its debt and concluded it to be low based on liquidity in the markets the Company has access to, and recent history of refinancing. The Company believes that access to sources of funding is sufficiently available and the Company’s policy is to diversify the funding sources where possible.
Available facilities
The Company had the following available facilities as of December 31:

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2020
VEON Holdings B.V. – Revolving Credit Facility *	Feb 2022	US$1,585 *	—	US$1,585	1,585	—	1,585
PMCL - Term Facility	Sep 2021	PKR 14,369	PKR 9,999	PKR 4,370	90	62	28
Kartel - Term Facility	Nov 2023	KZT 10,000	KZT 5,000	KZT 5,000	24	12	12

* Facility amount of US$1,586 is available until February 2021. Subsequently, a reduced facility amount of US$1,382 is available until February 2022. In March 2021, VEON entered into a new multi-currency revolving credit facility agreement, refer to Note 22 for further details.

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2019
VEON Holdings B.V. – Revolving Credit Facility *	Feb 2022	US$1,688	—	US$1,688	1,688	—	1,688
PMCL - Syndicated Term Facility and Islamic Finance Facility	Mar 2020	PKR 45,000	PKR 15,885	PKR 29,115	291	103	188
PMCL - Term Facility	Sep 2020	PKR 14,369	PKR 2,963	PKR 11,406	93	19	74

* Facility amount of US$1,688 is available until February 2020. Subsequently a reduced facility amount of US$1,586 is available until February 2021. In March 2021, VEON entered into a new multi-currency revolving credit facility agreement, refer to Note 22 for further details.

Maturity profile
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Payments related to variable interest rate financial liabilities and derivatives are included based on the interest rates and foreign currency exchange rates applicable as of December 31, 2020 and 2019, respectively. The total amounts in the table differ from the carrying amounts as stated in Note 15 as the below table includes both undiscounted principal amounts and interest while the carrying amounts are measured using the effective interest rate method.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
As of December 31, 2020
Bank loans and bonds	842	3,803	3,123	1,408	9,176
Lease liabilities	525	896	639	239	2,299
Derivative financial liabilities
Gross cash inflows	(228)	—	—	—	(228)
Gross cash outflows	237	—	—	—	237
Trade and other payables	1,977	—	—	—	1,977
Other financial liabilities	—	60	—	—	60
Warid non-controlling interest put option liability	273	—	—	—	273
Total financial liabilities	3,626	4,759	3,762	1,647	13,794

Related derivatives financial assets
Gross cash inflows	152	—	—	—	152
Gross cash outflows	(149)	—	—	—	(149)
Related derivative financial assets	3	—	—	—	3

Total financial liabilities, net of derivative assets	3,629	4,759	3,762	1,647	13,797

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
As of December 31, 2019
Bank loans and bonds	2,100	3,909	2,009	794	8,812
Lease liabilities	581	920	728	420	2,649
Derivative financial liabilities
Gross cash inflows	(1,150)	(378)	—	—	(1,528)
Gross cash outflows	1,311	483	—	—	1,794
Trade and other payables *	1,847	—	—	—	1,847
Other financial liabilities	41	77	—	—	118
Warid non-controlling interest put option liability	342	—	—	—	342
Total financial liabilities	5,072	5,011	2,737	1,214	14,034

Related derivatives financial assets
Gross cash inflows	(273)	—	—	—	(273)
Gross cash outflows	262	—	—	—	262
Related derivative financial assets	(11)	—	—	—	(11)

Total financial liabilities, net of derivative assets	5,061	5,011	2,737	1,214	14,023

CAPITAL MANAGEMENT
The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios, so as to secure access to debt and capital markets at all times and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. Current credit ratings of the Company support its capital structure objectives. Since 2019, VEON’s dividend policy targets paying at least 50% of prior year Equity Free Cash Flow after licenses. There were no changes made in the Company’s objectives, policies or processes for managing capital during 2020.
The Net Debt to Adjusted EBITDA ratio is an important measure used by the Company to assess its capital structure. Net Debt represents the principal amount of interest-bearing debt less cash and cash equivalents and bank deposits. Adjusted EBITDA is defined as last twelve months earnings before interest, tax, depreciation, amortization and impairment, loss on disposals of non-current assets, other non-operating losses and share of profit / (loss) of joint ventures. For reconciliation of ‘Profit / (loss) before tax from continuing operations’ to ‘Adjusted EBITDA,’ refer to Note 2. VEON's internal target is to keep Net Debt to Adjusted EBITDA at around 2.0x on the basis of the so called "GAAP freeze" principle, i.e. under the IAS 17 framework, which is equivalent to 2.4x on the post-IFRS 16 basis.
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

18    ISSUED CAPITAL AND RESERVES
The following table details the common shares of the Company as of December 31:

	2020	2019

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,667	1,849,190,667

Issued shares, including 7,603,731 shares held by a subsidiary of the Company	1,756,731,135	1,756,731,135

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. All issued shares are fully paid-up.
As of December 31, 2020, the Company’s largest shareholders and remaining free float are as follows:

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
Nature and purpose of reserves
Other capital reserves are mainly used to recognize the results of transactions that do not result in a change of control with non-controlling interest (see Note 13). The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries, net of any related hedging activities (see Note 15).

19    EARNINGS PER SHARE
Earnings per common share for all periods presented has been determined by dividing profit available to common shareholders by the weighted average number of common shares outstanding during the period.
The following table sets forth the computation of basic and diluted earnings per share for continuing operations, for the years ended December 31:

Continuing operations	2020	2019	2018
(In millions of U.S. dollars, except share and per share amounts)

Numerator:
Profit / (loss) for the period attributable to the owners of the parent	(349)	621	(397)

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,749	1,749	1,749
Denominator for diluted earnings per share (in millions)	1,749	1,749	1,749

Basic (loss) / earnings per share	($0.20)	$0.36	($0.23)
Diluted (loss) / earnings per share	($0.20)	$0.36	($0.23)
The following table sets forth the computation of basic and diluted earnings per share for discontinued operations, for the years ended December 31:

Discontinued operations	2020	2019	2018

(In millions of U.S. dollars, except share and per share amounts)

Numerator:
Profit / (loss) for the period attributable to the owners of the parent	—	—	979

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,749	1,749	1,749
Denominator for diluted earnings per share (in millions)	1,749	1,749	1,749

Basic (loss) / earnings per share	$0.00	$0.00	$0.56
Diluted (loss) / earnings per share	$0.00	$0.00	$0.56

20    DIVIDENDS PAID AND PROPOSED
Pursuant to Bermuda law, VEON is restricted from declaring or paying a dividend if there are reasonable grounds for believing that
(a)VEON is, or would after the payment be, unable to pay its liabilities as they become due, or
(b)the realizable value of VEON assets would, as a result of the dividend, be less than the aggregate of VEON liabilities.
There were no dividends declared by VEON in respect of the year 2020. The following table provides an overview of dividends announced by VEON in respect of the year 2019:

	Dividends declared	Dividends paid	Dividends, US$ cents per share

Final for 2019	February 2020	March 2020	15
Interim for 2019	August 2019	August 2019	13

The Company makes appropriate tax withholdings of up to 15% when the dividends are being paid to the Company’s share depository, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, dividends are paid in euro.
DIVIDENDS DECLARED TO NON-CONTROLLING INTERESTS
During 2020, 2019 and 2018, certain subsidiaries of the Company declared dividends, of which a portion was paid or payable to non-controlling interests as shown in the table below:

Name of subsidiary	2020	2019	2018

Omnium Telecom Algeria S.p.A	45	69	76
VIP Kazakhstan Holding AG	24	24	—
TNS Plus LLP	16	12	13
Other	2	3	4
Total dividends declared to non-controlling interests	87	108	93

In 2020, PMCL, a subsidiary of the Company, declared dividends to its shareholders, of which US$25 (2019: US$24, 2018: US$11) was declared to non-controlling shareholders of PMCL. Dividends declared to non-controlling interests of PMCL reduces the principal amount of the put-option liability over non-controlling interest on the date of declaration. As of December 31, 2020, there is no remaining amount payable to non-controlling interests (2019: none, 2018: US$7).

ADDITIONAL INFORMATION

21    RELATED PARTIES
As of December 31, 2020, the Company has no ultimate controlling shareholder. See also Note 18 for details regarding ownership structure.
COMPENSATION TO DIRECTORS AND SENIOR MANAGERS OF THE COMPANY
The following table sets forth the total compensation paid to our directors and senior managers, who are considered to be key management of the company:

	2020	2019	2018

Short-term employee benefits	35	48	33
Long-term employee benefits	1	—	—
Share-based payments	—	3	—
Termination benefits	4	—	2
Total compensation to directors and senior management *	40	51	35
* The number of directors and senior managers vary from year to year. Total compensation paid to directors and senior management approximates the amount charged in the consolidated income statement for that year.
Under the Company’s bye-laws, the Board of Directors of the Company established a compensation and talent committee, which has the overall responsibility for approving and evaluating the compensation and benefit plans, policies and programs of the Company’s directors, officers and employees and for supervising the administration of the Company’s equity incentive plans and other compensation and incentive programs.
Compensation of Key Senior Managers
The following table sets forth the total remuneration expense to the key senior managers in 2020 and 2019 (gross amounts in whole euro and whole US$ equivalents). For further details on compensation and changes to key senior managers, please refer to the Explanatory notes below.

In whole euros	Kaan Terzioglu	Sergi Herrero	Ursula Burns	Serkan Okandan	Trond Westlie	Murat Kirkgoz	Kjell Johnsen	Scott Dresser	Alex Kazbegi	Joop Brakenhoff
	Group Co-CEO	Group Co-CEO	Group CEO	Group CFO	Group CFO	Deputy Group CFO	Group COO	Group General Counsel	Chief Strategy Officer	Chief Internal Audit & Compliance Officer
2020
Short-term employee benefits
Base salary	1,323,000	1,181,368	1,162,750	864,000	16,810	211,600	—	1,300,000	553,500	224,100
Annual incentive	930,418	769,643	540,984	525,730	—	80,302	—	2,300,000	338,378	147,813
Other	439,657	2,158,022	554,328	297,341	212,631	40,360	299,333	24,100	104,124	39,908
Long-term employee benefits	76,366	706,925	—	—	—	—	—	—	—	—
Share-based payments	88,056	58,707	111,403	76,316	(217,080)	(7,954)	(217,080)	(65,526)	—	8,775
Termination benefits	—	—	—	—	—	—	—	—	—	—
Total remuneration expense *	2,857,497	4,874,665	2,369,465	1,763,387	12,361	324,308	82,253	3,558,574	996,002	420,596

2019
Short-term employee benefits
Base salary	220,500	342,036	5,500,000	—	1,500,000	264,500	1,250,000	1,300,000	394,795	—
Annual incentive	472,151	514,460	10,461,000	—	1,455,216	211,713	4,184,355	2,258,882	700,000	—
Other	105,999	1,560,229	1,146,503	—	24,100	35,750	46,857	29,100	677,662	—
Long-term employee benefits	—	—	—	—	—	—	—	—	—	—
Share-based payments	—	—	—	—	64,842	8,242	(828,047)	(697,504)	—	—
Termination benefits	—	—	—	—	—	—	—	—	—	—
Total remuneration expense	798,650	2,416,725	17,107,503	—	3,044,158	520,205	4,653,165	2,890,478	1,772,457	—
* Total remuneration expense for 2020 excludes accrued payroll taxes of EUR9 million (US$10) recorded in ‘Selling, general and administrative expenses’ incurred by the Company pertaining to payments made to Ursula Burns, Kjell Johnson.

In whole US dollars	Kaan Terzioglu	Sergi Herrero	Ursula Burns	Serkan Okandan	Trond Westlie	Murat Kirkgoz	Kjell Johnsen	Scott Dresser	Alex Kazbegi	Joop Brakenhoff
	Group Co-CEO	Group Co-CEO	Group CEO	Group CFO	Group CFO	Deputy Group CFO	Group COO	Group General Counsel	Chief Strategy Officer	Chief Internal Audit & Compliance Officer
2020
Short-term employee benefits
Base salary	1,508,380	1,346,902	1,325,676	985,064	19,165	241,250	—	1,482,157	631,057	255,501
Annual incentive	1,060,789	877,486	616,787	599,396	—	91,554	—	2,622,278	385,792	168,525
Other	501,262	2,460,406	632,001	339,005	242,425	46,015	341,276	27,477	118,714	45,500
Long-term employee benefits	87,066	805,980	—	—	—	—	—	—	—	—
Share-based payments	100,394	66,933	127,013	87,009	(247,497)	(9,069)	(247,497)	(74,708)	—	10,005
Termination benefits	—	—	—	—	—	—	—	—	—	—
Total remuneration expense *	3,257,891	5,557,707	2,701,477	2,010,474	14,093	369,750	93,779	4,057,204	1,135,563	479,531

2019
Short-term employee benefits
Base salary	246,782	382,805	6,155,568	—	1,678,791	296,027	1,398,993	1,454,952	441,852	—
Annual incentive	528,429	575,781	11,707,890	—	1,628,669	236,948	4,683,106	2,528,128	783,436	—
Other	118,633	1,746,199	1,283,159	—	26,973	40,011	52,442	32,569	758,435	—
Long-term employee benefits	—	—	—	—	—	—	—	—	—	—
Share-based payments	—	—	—	—	72,571	9,224	(926,745)	(780,642)	—	—
Termination benefits	—	—	—	—	—	—	—	—	—	—
Total remuneration expense	893,844	2,704,785	19,146,617	—	3,407,004	582,210	5,207,796	3,235,007	1,983,723	—
* Total remuneration expense for 2020 excludes accrued payroll taxes of EUR9 million (US$10) recorded in ‘Selling, general and administrative expenses’ incurred by the Company pertaining to payments made to Ursula Burns, Kjell Johnson.
Explanatory notes
Base salary includes any holiday allowances pursuant to the terms of an individual’s employment agreement. Annual incentive expense includes amounts accrued under the short-term incentive in respect of performance during the current year, as well as any special recognition bonus. Other short-term employee benefits include certain allowances (for example, pension allowance or reimbursement of certain losses etc.) and support (for example, relocation support).
Share-based payments expense relates to amounts accrued under the value growth cash-based multi-year incentive plans, see below for further details.
Changes in Key Senior Managers
Ursula Burns stepped down as Group CEO with effect from March 1, 2020. Sergi Herrero and Kaan Terzioğlu were appointed as Co-CEOs with effective from March 1, 2020, having previously served as Joint COOs since September 2, 2019 and November 1, 2019, respectively.
On May 1, 2020, Serkan Okandan joined VEON as Group CFO. Trond Westlie stepped down from the role of Group CFO on September 30, 2019. Murat Kirkgoz served as Deputy Group CFO from August 1, 2019 to April 30, 2020.
Kjell Johnsen stepped down from the role of Group COO on November 1, 2019.
The Key Senior Managers of VEON include Group (co-)CEOs, Group CFO, Group COO and Group General Counsel. In addition to the Key Senior Managers disclosed, VEON has also voluntarily disclosed other senior managers. Alex Kazbegi was appointed Group Chief Strategy Officer effective from February 18, 2019, and Joop Brakenhoff was appointed Group Chief Internal Audit & Compliance Officer, effective July 1, 2020.

Compensation of Board of Directors
The following table sets forth the total remuneration expense to the members of the Board of Directors members in 2020 and 2019 (gross amounts in whole euro and whole US dollar equivalents). For details on changes in Board of Directors, please refer to explanations below.

	Retainer		Committees		Other compensation		Total
In whole euros	2020	2019	2020	2019	2020	2019	2020	2019

Hans Holger Albrecht	204,167	—	72,917	—	—	—	277,084	—
Guillaume Bacuvier	105,114	250,000	23,125	53,909	—	—	128,239	303,909
Osama Bedier	308,333	250,000	68,750	25,000	—	—	377,083	275,000
Ursula Burns	323,864	—	—	5,952	—	—	323,864	5,952
Mariano De Beer	204,167	—	87,500	—	—	—	291,667	—
Peter Derby	204,167	—	87,500	—	—	—	291,667	—
Mikhail Fridman	60,417	40,000	—	—	—	—	60,417	40,000
Gennady Gazin	629,167	250,000	33,333	80,000	—	—	662,500	330,000
Amos Genish	204,167	—	87,500	—	—	—	291,667	—
Yaroslav Glazunov	13,350	—	—	—	—	—	13,350	—
Andrei Gusev	60,417	40,000	—	—	500,000	750,000	560,417	790,000
Gunnar Holt	308,333	250,000	118,750	69,643	—	—	427,083	319,643
Sir Julian Horn-Smith	105,114	250,000	10,511	25,000	—	—	115,625	275,000
Robert Jan van de Kraats	308,333	250,000	85,417	30,000	—	—	393,750	280,000
Guy Laurence	104,167	250,000	12,500	30,000	—	—	116,667	280,000
Alexander Pertsovsky	47,917	40,000	—	—	—	—	47,917	40,000
Steve Pusey	204,167	—	58,333	—	—	—	262,500	—
Kaan Terzioglu	—	92,708	—	9,063	—	—	—	101,771
Total compensation	3,395,361	1,962,708	746,136	328,567	500,000	750,000	4,641,497	3,041,275

	Retainer		Committees		Other compensation		Total
In whole US dollars	2020	2019	2020	2019	2020	2019	2020	2019

Hans Holger Albrecht	232,775	—	83,134	—	—	—	315,909	—
Guillaume Bacuvier	119,843	279,799	26,365	60,335	—	—	146,208	340,134
Osama Bedier	351,537	279,799	78,383	27,980	—	—	429,920	307,779
Ursula Burns	369,244	—	—	6,661	—	—	369,244	6,661
Mariano De Beer	232,775	—	99,761	—	—	—	332,536	—
Peter Derby	232,775	—	99,761	—	—	—	332,536	—
Mikhail Fridman	68,883	44,768	—	—	—	—	68,883	44,768
Gennady Gazin	717,326	279,799	38,004	89,536	—	—	755,330	369,335
Amos Genish	232,775	—	99,761	—	—	—	332,536	—
Yaroslav Glazunov	15,221	—	—	—	—	—	15,221	—
Andrei Gusev	68,883	44,768	—	—	570,060	839,396	638,943	884,164
Gunnar Holt	351,537	279,799	135,389	77,944	—	—	486,926	357,743
Sir Julian Horn-Smith	119,843	279,799	11,984	27,980	—	—	131,827	307,779
Robert Jan van de Kraats	351,537	279,799	97,386	33,576	—	—	448,923	313,375
Guy Laurence	118,763	279,799	14,252	33,576	—	—	133,015	313,375
Alexander Pertsovsky	54,631	44,768	—	—	—	—	54,631	44,768
Steve Pusey	232,775	—	66,507	—	—	—	299,282	—
Kaan Terzioglu	—	103,758	—	10,143	—	—	—	113,901
Total compensation	3,871,123	2,196,655	850,687	367,731	570,060	839,396	5,291,870	3,403,782

Changes in Board of Directors
Ursula Burns was appointed Group CEO and Chairman of the VEON Ltd. board of directors on December 12, 2018. Accordingly, her total compensation for 2019 and until March 1, 2020, has been included in the section “Compensation of Key Senior Managers” above, except for payments received in respect of her role on Board Committees. Ursula Burns stepped down as Group CEO on March 1, 2020, and later stepped down as Chairman on June 1, 2020.

On June 1, 2020 VEON announced the results of the elections conducted at its Annual General Meeting of Shareholders. Shareholders elected five new members to the Company’s Board of Directors, Hans Holger Albrecht, Mariano De Beer, Peter Derby, Amos Genish and Stephen Pusey, as well as seven previously serving directors: Osama Bedier, Mikhail M. Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Robert Jan van de Kraats and Alexander Pertsovsky.
Following the election of the directors, Gennady Gazin was appointed as Chairman of VEON’s Board of Directors, effective June 1, 2020.
Value growth cash-based multi-year incentive plans
To stimulate and reward leadership efforts that result in sustainable success, value growth cash-based multi-year incentive plan (“Incentive Plans”) were designed for members of our recognized leadership community. The participants in the Incentive Plans may receive cash payouts after the end of each relevant award performance period.
Vesting is based on the attainment of certain Key Performance Indicators (“KPIs”), such as absolute share price, total return per share or value growth of certain VEON businesses. Options may be exercised by the participant at any time during a defined exercise period, subject to the Company’s insider trading policy.
Short Term Incentive Scheme
The Company’s Short Term Incentive (“STI”) Scheme provides cash pay-outs to participating employees based on the achievement of established KPIs over the period of one calendar year. KPIs are set every year at the beginning of the year and evaluated in the first quarter of the next year. The KPIs are partially based on the financial and operational results (such as total operating revenue, EBITDA and equity free cash flow) of the Company, or the affiliated entity employing the employee, and partially based on individual targets that are agreed upon with the participant at the start of the performance period based on his or her specific role and activities. The weight of each KPI is decided on an individual basis.
Pay-out of the STI award is scheduled in March of the year following the assessment year and is subject to continued active employment during the year of assessment (except in limited “good leaver” circumstances in which case there is a pro-rata reduction) and is also subject to a pro-rata reduction if the participant commenced employment after the start of the year of assessment. Pay-out of the STI award is dependent upon final approval by the compensation and talent committee.

22    EVENTS AFTER THE REPORTING PERIOD
VEON enters into a US$1,250 multi-currency revolving credit facility agreement
In March 2021, VEON successfully entered into a new multi-currency revolving credit facility agreement (the “RCF”) of US$1,250. The RCF replaces the revolving credit facility signed in February 2017, which is now cancelled. The RCF has an initial tenor of three years, with the Company having the right to request two one-year extensions, subject to lender consent. International banks from Asia, Europe and the US have committed to the RCF. The new RCF caters for USD LIBOR cessation with the secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York agreed as the replacement risk free rate with credit adjustment spreads agreed for interest periods with a one month, three months and six month tenor. SOFR will apply to interest periods commencing on and from October 31, 2021 (or earlier if USD LIBOR is no longer published or ceases to be representative prior to that date). The Company will have the option to make each drawdown in either U.S. dollars or euro.
VEON subsidiary Banglalink successfully acquires 9.4MHz in spectrum auction
In March 2021, Banglalink, the Company's wholly-owned subsidiary in Bangladesh, acquired 4.4MHz spectrum in the 1800MHz band and 5MHz spectrum in 2100MHz band following successful bids at an auction held by the BTRC. The newly acquired spectrum will see Banglalink increase its total spectrum holding from 30.6MHz to 40MHz. Banglalink will invest approximately BDT 10 billion (US$115) to purchase the spectrum.

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
The sources of uncertainty identified by the Group are described together with the applicable Note, as follows:

Significant accounting judgment / source of estimation uncertainty	Described in
Revenue recognition	Note 3
Deferred tax assets and uncertain tax positions	Note 8
Provisions and contingent liabilities	Note 7
Impairment of non-current assets	Note 10
Control over subsidiaries	Note 13
Depreciation and amortization of non-current assets	Note 11 and Note 12
Fair value of financial instruments	Note 15
Measurement of lease liabilities	Note 15

NEW STANDARDS AND INTERPRETATIONS
Not yet adopted by the Group
Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on VEON financial statements in current or future reporting periods or on foreseeable future transactions.
Adopted in 2020
A number of new and amended standards became effective as of January 1, 2020, which did not have a material impact on VEON financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.
In May 2020, the IASB issued an amendment to IFRS 16 'Leases', providing an option to apply a practical expedient in respect of accounting for certain rent concessions arising as a direct consequence of COVID-19, such as rent holidays and temporary rent reductions. Under this amendment, which became effective in 2020, lessees are exempted from having to consider whether these rent concessions are lease modifications. The Group has chosen not to apply the practical expedient available, and will therefore account for any rent concessions as lease modifications.

25 CONDENSED SEPARATE FINANCIAL INFORMATION OF VEON LTD
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
The Company performed a test on the restricted net assets of consolidated subsidiaries and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2020. As of December 31, 2020, VEON Ltd. had restricted net assets of 390%, compared to 58% in 2019, of total net assets. The Company is subject to legal restrictions to distribute accumulated profits from Algeria by virtue of local shareholding agreement (i.e. it is allowed only to distribute 42.5% of current year profit), and the rest is restricted. The relative increase in restriction was primarily due to the impairment of our Russia and Kyrgyzstan CGU’s (refer to Note 10), as well as the devaluation of exchange rates in the countries in which VEON operates (refer to Note 1), thus lowering the book value of consolidated net assets of the Company relative to an unchanged share of the restricted assets. Accordingly, separate condensed financial statements of VEON Ltd. have been prepared, in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X. The restricted net assets in Algeria have no implications on the Company’s ability to pay dividends.
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
The ‘Equity’ and ‘Profit / (loss) for the year’ shown in the separate condensed financial statements below are equal to the ‘Equity’ and ‘Profit / (loss) for the year’ which are attributable to the owners of the parent within the Company’s consolidated financial statements.
Subsidiaries
Subsidiaries are all entities (including intermediate subsidiaries) over which the Company has control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. Subsidiaries are recognized from the date on which control is transferred to the Company or its intermediate holding entities. They are de-recognized from the date that control ceases.
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
Newly acquired subsidiaries are initially recognized on the basis of the fair value of their identifiable net assets at the acquisition date. For subsequent valuations, the principles that apply for these financial statements are used.
The amount by which the carrying amount of the subsidiary has changed since the previous financial statements as a result of the net result achieved by the subsidiary is recognized in the income statement.
Condensed statement of financial position:
As of December 31

	2020	2019	2018
Non-current assets
Intangible assets	8	10	9
Tangible fixed assets	8	15	4
Financial fixed assets	138	1,152	3,590
Total non-current assets	154	1,177	3,603
Total current assets	320	393	435

Total assets	474	1,570	4,038

Equity	163	1,226	3,670
Total liabilities	311	344	368

Total equity and liabilities	474	1,570	4,038

Condensed income statement:
for the years ended December 31

	2020	2019	2018
Selling, general and administrative expenses	(101)	(160)	(240)
Other operating gains	—	350	—
Recharged expenses to group companies	3	21	47

Operating (loss) / profit	(98)	211	(193)
Finance income and (costs)	(2)	6	4
Share in result of subsidiaries after tax	(249)	404	771
Income tax	—	—	(1)
Total non-operating income and expenses	(251)	410	774

Profit / (loss) for the year	(349)	621	581

Condensed statements of comprehensive income:
for the years ended December 31

	2020	2019	2018
Total comprehensive (loss) / profit for the year, net of tax	(800)	733	(138)

Condensed statement of cash flows:
for the years ended December 31

	2020	2019	2018

Net cash flows from operating activities	(13)	(213)	23

Investing activities
Receipt of dividends	—	—	571
Receipt of capital surplus from a subsidiary	317	650	—
Other cash flows from investing activities	—	101	(76)
Net cash flows used in investing activities	317	751	495

Financing activities
Proceeds from borrowings net of fees paid	—	—	—
Repayment of borrowings	—	—	—
Dividends paid to equity owners of the parent	(260)	(522)	(505)
Share capital issued and paid	—	—	—

Net cash flows generated from/(used in) financing activities	(260)	(522)	(505)

Net increase (decrease) in cash and cash equivalents	44	16	13
Net foreign exchange difference	—	—	1
Cash and cash equivalents at beginning of period	35	19	5
Cash and cash equivalents at end of period	79	35	19

As of December 31, 2020, 2019 and 2018 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Amsterdam, March 15, 2021
VEON Ltd.