Form 20-F
period 2021-12-31
VEON Ltd.
filed 2022-04-29
CIK 1468091

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
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

Victor Biryukov Group General Counsel Claude Debussylaan 88,1082 MD, Amsterdam, the Netherlands Tel: +31 20 797 7200

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
Yes ☐    No ☒

EXPLANATORY NOTE
    This Annual Report on Form 20-F includes audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009. All references to our audited consolidated financial statements appearing in this Annual Report on Form 20-F are to the audited consolidated financial statements included in this Annual Report on Form 20-F (the “Audited Consolidated Financial Statements”).
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
Non-IFRS Financial Measures
Adjusted EBITDA
    Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit / (loss) before tax from continuing operations, before depreciation, amortization, loss from disposal of non-current assets and impairment loss, financial expenses and costs, net foreign exchange gain/(loss) and share of associates and joint ventures.
    For a reconciliation of Adjusted EBITDA to profit / (loss) before tax, the most directly comparable IFRS financial measure, for the years ended December 31, 2021, 2020 and 2019, see Note 2—Segment Information to our Audited Consolidated Financial Statements.
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
Adjusted EBITDA Margin
    Adjusted EBITDA Margin is a non-IFRS financial measure. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total operating revenue, expressed as a percentage. For a description of how we calculate Adjusted EBITDA and a discussion of its limitations in evaluating our performance, see —Adjusted EBITDA above.
Local currency financial measures
    In the discussion and analysis of our results of operations, we present certain financial measures in local currency terms. These non-IFRS financial measures present our results of operations in local currency amounts and thus exclude the impact of translating such local currency amounts to U.S. dollars, our reporting currency. We analyze the performance of our reportable segments on a local currency basis to increase the comparability of results between periods. Our management believes that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to our management and to investors. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, see Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations—Foreign Currency Translation, Item 11—Quantitative and Qualitative Disclosures About Market Risk and Note 18—Financial Risk Management to our Audited Consolidated Financial Statements.
Capital expenditures (excluding licenses and right-of-use assets)
    In this Annual Report on Form 20-F, we present capital expenditures (excluding licenses and right-of-use assets), which include equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current assets, accounted for at the earliest event of advance payment or delivery and excludes both expenditures directly related to acquiring telecommunication licenses and the recognition of right-of-use assets. Our management believes that presenting capital expenditures excluding licenses and the recognition of right-of-use assets provides a more meaningful assessment of total capital expenditure, particularly for comparative purposes to prior periods, due to the volatility of license payments and recognition of right-of-use assets period-over-period. Long-lived assets acquired in business combinations are not included in capital expenditures (excluding licenses and right-of-use assets). For the periods beginning after December 31, 2018, right-of-use (ROU) assets are not included in capital expenditures (excluding licenses and right-of-use assets), following the adoption of IFRS 16 on January 1, 2019. For more information on our capital expenditures (excluding licenses and right-of-use assets), see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements and Note 2—Segment Information to our Audited Consolidated Financial Statements.
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
Certain Performance Indicators
    In this Annual Report on Form 20-F, we present certain operating data, including number of mobile customers, mobile ARPU and number of mobile data customers, which our management believes is useful in evaluating our performance from period to period and in assessing the usage and acceptance of our mobile and broadband products and services. For more information on each of these metrics, see Item 5—Operating and Financial Review and Prospects—Certain Performance Indicators.
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
    Certain market and industry data in this Annual Report on Form 20-F is sourced from the report of GSMA, dated April 19, 2022. Mobile penetration rate is defined as mobile connections divided by population. Population figures for the mobile penetration rates provided by GSMA are sourced from the United Nations. Mobile connections are on a three-month active basis such that any SIM card that has not been used for more than three months is excluded. Other market and industry data has been sourced from cited governmental bodies.
Glossary of Telecommunications Terms
    The discussion of our business and the telecommunications industry in this Annual Report on Form 20-F contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1—Glossary of Telecommunications Terms.

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
Other Information
    In this Annual Report on Form 20-F, references to (i) “U.S. dollars”, USD and “US$” are to the lawful currency of the United States of America, (ii) “Russian rubles” or “RUB” are to the lawful currency of the Russian Federation, (iii) “Pakistani rupees” or “PKR” are to the lawful currency of Pakistan, (iv) “Bangladeshi taka” or “BDT” are to the lawful currency of Bangladesh, (v) “Ukrainian hryvnia” or “UAH” are to the lawful currency of Ukraine, (vi) “Uzbekistani som” or “UZS” are to the lawful currency of Uzbekistan, (vii) “Kazakh tenge” or “KZT” is to the lawful currency of the Republic of Kazakhstan, and (viii) “€,” “EUR” or “euro” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, references to “EU” are to the European Union, references to “LIBOR” are to the London Interbank Offered Rate, references to “EURIBOR” are to the Euro Interbank Offered Rate and references to “KIBOR” are to the Karachi Interbank Offered Rate.
    This Annual Report on Form 20-F contains translations of certain non-U.S. currency amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the relevant non-U.S. currency amounts actually represent such U.S. dollar amounts or could be converted, were converted or will be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from euro, Pakistani rupee, Algerian dinar and Bangladeshi taka amounts at the exchange rates provided by Bloomberg Finance L.P. and from Russian ruble, Ukrainian hryvnia, Kazakh tenge and Uzbekistani som amounts at official exchange rates, as described in more detail in Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations—Foreign Currency Translation, Item 11—Quantitative and Qualitative Disclosures About Market Risk and Note 18—Financial Risk Management to our Audited Consolidated Financial Statements. For a discussion of risks related to foreign currency fluctuation and translation, see Item 3.D.—Risk Factors—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing conflict between Russia and Ukraine.
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
    Our estimates and forward-looking statements may be influenced by various factors, including, without limitation:
•the ongoing conflict between Russia and Ukraine, including: the adverse impact on the economic conditions and outlook of Russia and Ukraine; the effect of sanctions on our supply chain, ability to transact with key counterparties and obtain financing; the resulting volatility in the Russia and Ukrainian local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer from as a result of the conflict; and its impact on our liquidity, financial condition and our ability to operate as a going concern, among numerous other consequences;
•developments in the international economic and geopolitical environment;
•our ability to generate sufficient cash flow and raise additional capital to meet our debt service obligations, our expectations regarding working capital, the servicing and repayment of our indebtedness and ability to satisfy our projected capital requirements;
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
•further adverse developments relating to the COVID-19 pandemic;
•our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;
•potential cyber-attacks or other cybersecurity threats, which may compromise confidential information or render our services inaccessible;
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

•adverse legislative, regulatory and judicial developments which frustrate our profitability and ability to operate in our geographies;
•our plans regarding marketing and distribution of our products and services, including customer loyalty programs;
•our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;
•our ability to retain key personnel; and
•other risks discussed in this Annual Report on Form 20-F.
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

A. [RESERVED]
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
Risk Factor Summary
The following summarizes the principal risks that could adversely affect our business, operations and financial results. Before purchasing our American Depositary Shares (“ADSs”), you should carefully consider all of the information set forth in this Annual Report on Form 20-F including, but not limited to, the risks set forth in this Item 3.D. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management currently deems immaterial. Our business, financial condition or results of operations or prospects could be materially adversely affected by any of these risks, causing the trading price of our securities to decline and you to lose all or part of your investment.
•risks relating to the ongoing conflict between Russia and Ukraine, such as its adverse impact on the economic conditions and outlook of Russia and Ukraine; physical damage to property, infrastructure and assets; the effect of sanctions and export controls on Russia and counter-sanctions enacted by Russia, in each case, on our supply chain, the ability to transact with key counterparties, obtain financing and the ability to operate our business; the resulting volatility in the Russia ruble and Ukrainian hryvnia; our ability to operate and maintain our infrastructure; reputational harm we may suffer as a result of the conflict and geographical location of our operations; and its impact on our liquidity, financial condition and our ability to operate as a going concern;
•risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and raise additional indebtedness, our ability to comply with the covenants in our financing agreements, the ability of our subsidiaries to make dividend payments, our ability to upstream cash from our subsidiaries, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;
•risks relating to foreign currency exchange loss and other fluctuation and translation-related risks;
•risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us, such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;
•risks related to the impact of export controls, international trade regulation, customs and technology regulation, on the macroeconomic environment, our operations, our ability, and the ability of key third-party suppliers to procure goods, software or technology necessary to provide services to our customers, particularly services related to the production and delivery of supplies, support services, software, and equipment sourced from these suppliers;
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

•risks related to the ongoing COVID-19 pandemic, and other potential public health events, contagions and diseases, such as adverse impacts on our financial performance resulting from lockdown restrictions or dangerous, new variants;
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
•risks that the adjudications, administrative or judicial decisions in respect of legal challenges, license and regulatory disputes, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;
•risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including demand for and market acceptance of our products and services, laws regulating the ability to provide goods and services to governmental customers, regulatory uncertainty regarding our licenses, regulatory uncertainty regarding our product and service offerings and approvals or consents required from governmental authorities in relation thereto, frequency allocations and numbering capacity, constraints on our spectrum capacity, access to additional bands of spectrum required to meet demand for existing products and service offerings or additional spectrum required from new products and services and new technologies, availability of line capacity, fiber capacity, international gateway access, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;
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
•risks related to the ownership of our ADSs, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and
•other risks and uncertainties as set forth in this Item 3D—Risk Factors.
For a more complete discussion of the material risks facing our business, see below.
Market Risks
The ongoing conflict between Russia and Ukraine is having, and will continue to have, a significant impact on our business, financial condition, results of operations, cash flows and prospects.
The ongoing conflict between Russia and Ukraine, and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, countermeasure sanctions by Russia and other legal and regulatory measures, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all the foregoing, have negatively impacted and will continue to negatively impact our results and operations in Russia and Ukraine, and may affect our results and operations in the other countries in which we operate. Specifically, the ongoing conflict has had a marked impact on the economies of Russia and Ukraine. See Item 5—Operating and Financial Review and Prospects—Recent Developments—The Conflict Between Russia and Ukraine. Our operations in Russia and Ukraine represented approximately 51% and 14% of our revenue for the year ended December 31, 2021.

In Russia, economic conditions and outlook have deteriorated significantly since the beginning of the conflict. We expect our results of operations in Russia on a U.S. dollar basis to be lower for the foreseeable future compared to results prior to the onset of the conflict, largely due to the volatility of the Russian ruble. For example, the Central Bank of Russia exchange rates of the Russian ruble to U.S. dollar was 74.3 on December 31, 2021 and depreciated to 120.4 as of March 11, 2022 and appreciated to 81.3 as of April 15, 2022. See —We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the conflict between Russia and Ukraine. Annual inflation in Russia accelerated to 9.15% in February 2022, compared to 5.17% in February 2021. In response to accelerating inflation and the depreciation of the Russian ruble, on February 28, 2022, the CBR increased its key interest rate from 9.5% to 20.0%, which was subsequently reduced to 17.0%, effective on April 11, 2022. Due to these monetary policy changes and the anticipated decline in the Russian economy, the domestic financial and banking markets may experience periodic shortages of liquidity in the domestic money market. Lower money supply and higher funding costs may cause banks to cut their lending programs and decrease exposure limits and become significantly more risk averse. These factors could negatively affect the Russian banking sector as a whole and contribute to the worsening of economic conditions in the corporate sector, as well as lower household spending across various retail sectors of the economy. See—The international economic environment, geopolitical developments and unexpected global events could cause our business to decline for a more detailed discussion on how this could affect our business.
The ongoing conflict between Russia and Ukraine, and related economic sanctions and export control actions against Russia have also led to a surge in certain commodity prices, including wheat, oil and gas, which may have an effect on our customers and their spending patterns. As of March 8, 2022, several countries, including the United States, announced sanctions on oil and gas exports from Russia, while the United Kingdom announced a phase out of Russian oil imports by the end of 2022, all of which is expected to further negatively impact the Russian economy and cause fossil fuel prices to increase. If additional countries were to impose further sanctions on fossil fuel exports from Russia, or the existing sanctions were accelerated or tightened, the price increases for related products would be exacerbated, which could cause further strain on our customers. Rising fuel prices also make it more expensive for us to power our networks and operations. Furthermore, the Russian economy is also expected to be significantly affected as result of many U.S. and other multi-national businesses across a variety of industries indefinitely suspending their operations and pausing all commercial activities in Russia. These corporate boycotts have resulted in supply chain disruptions and unavailability or scarcity of certain raw materials, goods and services in Russia, which may in turn have a spillover effect on the wider Russian economy, which could negatively impact our business. As a result of the above, unemployment rates in Russia have risen significantly, and could rise further if the conditions mentioned above are sustained. This could cause affected customers to downgrade or disconnect their services, and make it more difficult for us to maintain ARPUs and subscriber numbers at existing levels within Russia.
In the current climate, whether in connection with such sanctions or otherwise, the possibility of a sovereign debt default in Russia cannot be excluded. On April 6, 2022, the Russian Ministry of Finance announced that it had attempted to pay interest on certain U.S. dollar bonds in U.S. dollars, but was unable to do so when the U.S. Treasury Department did not grant approval for a dollar payment through the U.S. correspondent bank. As a result the interest payment was made in rubles, though the terms of the bonds do not contain provisions allowing payment in another currency. The Credit Derivatives Determinations Committee of ISDA ruled on April 20, 2022 that such failure to pay interest in U.S. dollars is a potential default (which would mature into a default 30 days after the required interest payment date if payment has not been paid in U.S. dollars prior to the end of such grace period). Standard & Poor’s Credit Market Services Europe Limited (“Standard & Poor’s”) downgraded its credit rating of the Russian Federation to “selective default” following the missed U.S. dollar payment. Even prior to the April 6, 2022 announcement, the credit rating of the Russian Federation had been downgraded by each of Fitch Ratings CIS Limited (“Fitch”), Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s, as a result of the negative impact on the Russian economy from the new international sanctions imposed on Russia and the economic isolation by parts of the international business community, as well as countermeasures introduced by the Russian government. Each of these agencies subsequently withdrew their Russia ratings following the EU prohibition on providing credit ratings to entities established in the Russian Federation. While we cannot predict the effects of a sovereign default, on the Russian economy, such effects could be pronounced and prolonged.
As of April 15, 2022, it is estimated by the United Nations High Commissioner of Refugees that approximately 4.85 million people have fled Ukraine and the country has sustained significant damage to infrastructure and assets. If the ongoing conflict persists, we could lose a percentage of our customer base in Ukraine if Ukrainian refugees choose to relocate permanently outside of Ukraine and switch to local providers. This could have a significant impact on their use and spending on our services. We have been and will also incur additional expenditures to maintain and repair our mobile and fixed-line telecommunications infrastructure in Ukraine as a result of any damage inflicted on our infrastructure due to the ongoing conflict, as well as for security, increased energy costs and related operational and capital expenditures.
In addition, our ability to provide services in Ukraine may be impaired if we are unable to maintain key personnel within Ukraine or our infrastructure within Ukraine is significantly damaged or destroyed. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel to other geographies and add new locations, as appropriate. Our business continuity plans are designed to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations. Our crisis management procedures, business continuity plans, and disaster recovery capabilities may not be effective at preventing or mitigating the effects of prolonged or multiple crises, such as civil unrest, military conflict and a pandemic in a concentrated geographic area. The current events in the regions where we operate in Ukraine and where we derive a significant amount of our business may pose security risks to our people, our facilities, our operations, and infrastructure, such as utilities and network services, and the disruption of any or all of them could significantly affect our business, financial conditions and results of operations, and cause volatility in the price of our securities. Due to the nature of the conflict, we cannot assess with certainty whether such events are likely to occur, and such events may happen suddenly and without warning.
International economic sanctions may also adversely affect our ability to operate in Russia, Ukraine or elsewhere. Many jurisdictions including the United States, the United Kingdom and the European Union have passed new legislation and implemented new sanctions designations that are far more expansive than those previously imposed, targeting additional banks, individuals and key sectors in and related to Russia. Among other measures, the United Kingdom has imposed sectoral sanctions on transferable securities and money-market instruments, restrictions on correspondent banking relationships, and the provision of certain financial services, and has also introduced a new designation capability under its Russia sanctions regime on the basis of which anyone who is or has been involved in obtaining a benefit from or supporting the Russian government can become a designated party and subject to sanctions, which among other things, includes persons who carry on business of economic significance, or in a sector of strategic significance, to the government of Russia. The imposition of U.S., EU and UK sectoral and blocking sanctions against certain Russian financial institutions has affected our ability to continue to engage with them, and if a broader range of Russian financial institutions were to be targeted by sanctions, that would affect our ability to continue to engage with those financial institutions in the context of existing and new loan financings, commercial agreements, and bonds and may require us to make a change in our repayment terms, to exercise our prepayment options, or to make a mandatory prepayment, which could require that we seek authorization from the relevant regulatory authorities and relevant lenders or investors and we may be unable to obtain such authorizations. See —Liquidity and Capital Risks—We may not be able to raise additional capital, or we may only be able to raise additional capital at significantly increased costs. In addition, given the international composition of our board of directors and senior management, these sectoral and blocking sanctions have required us to make certain adjustments to our corporate governance framework. Such measures could make it more difficult for us to transact with key counterparties in Russia.
In addition, Ukraine has also introduced new measures in response to the ongoing conflict with Russia, which include local banking and capital restrictions that prohibit our Ukrainian subsidiary from making any interest or dividend payments to us and requiring government approval for the payment of foreign vendors, and other restrictive measures that target companies that have Russian affiliations, such as the increase of taxes by 150% on our Ukrainian subsidiary as we have operations in Russia. Furthermore, the government of Russia has introduced countermeasure sanctions, which, together with any such future measures, could make it more difficult for our Russian subsidiaries to transact with parties outside Russia, or with parties whose shareholders or controlling persons are outside Russia, and could subject our legal entities and employees in Russian and/or Ukraine to restrictions or liabilities, including capital controls, international funds transfer restrictions, asset freezes, nationalization measures or other restrictive measures. See —Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks for a discussion on the introduction of nationalization laws in Ukraine.
If further sanctions issued by the United States, the United Kingdom or the European Union impact our suppliers or other counterparties, this could result in substantial legal and other compliance costs and risks to our business operations and could harm our business, financial condition, results of operations or prospects. Furthermore, while we have not been named as, and have concluded that we are otherwise not, the target of the European Union’s or the United Kingdom’s sanctions as a consequence of L1T VIP Holdings S.à r.l. (“LetterOne”) being a 47.85% shareholder in VEON (as of April 15, 2022), it cannot be ruled out that VEON or LetterOne could become the target of future sanctions legislation or executive orders, which would materially adversely affect our operations, access to capital and price of our securities. For example, we might be unable to conduct business with persons or entities subject to the jurisdiction of the relevant sanctions regimes, including international financial institutions and rating agencies, transact in U.S. dollars, raise funds from international capital markets, acquire equipment from international suppliers or access assets held abroad. Moreover, if we become subject to U.S., EU or UK sanctions, investors subject to the jurisdiction of an applicable sanctions regime may become restricted in their ability to sell, transfer or otherwise deal in or receive payments with respect to our securities. We are also aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with certain countries, which, if implemented, could limit the liquidity of our securities and thereby have an adverse impact on their value.

The legislative sanctions imposed are more complex and comprehensive than any such measures to date, and are evolving on a daily basis. We are not able to predict further developments on this issue, including those that could affect our operations in Russia, Ukraine or elsewhere, nor can we predict when sanctions targeting Russia imposed by the United States, the United Kingdom, the European Union and/or other countries as a result of Russia’s involvement in the ongoing conflict might be lifted. There may be additions to the restricted parties lists (which could include VEON or certain of our counterparties) or other expansions of sanctions by the United States, the United Kingdom, the European Union and/or other countries that target Russia and restrict dealings with businesses operating in Russia, as well as related to Russian-occupied areas of Ukraine in the future. The interpretation and enforcement of these new sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to significant uncertainties, which could complicate our business decisions. For example, to protect U.S. foreign policy and national security interests, the U.S. government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-U.S. persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the U.S. financial system at all. These secondary sanctions could be imposed on us or any of our subsidiaries if they were to engage in activity that the U.S. government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties.
In addition to economic sanctions, our business operations could be adversely affected by export controls imposed as a result of the ongoing conflict between Russia and Ukraine. For example, the United States imposed sweeping new export control restrictions on Russia’s ability to obtain goods, software and technology subject to U.S. export control jurisdiction, including a broad array of foreign-made items, that were previously not subject to U.S. export control jurisdiction. This could have an adverse impact on our ability to maintain and/or improve our infrastructure and adversely impact the availability and quality of our services and therefore have a material adverse effect on our operations and results of operation.
As a leading telecommunications provider in each of Russia and Ukraine, we have been adversely impacted by the ongoing conflict. While we are still assessing the extent of the impact on our operations and financial performance, as long as the conflict is ongoing, we expect a deterioration of our performance in Ukraine, which will be exacerbated as the conflict continues. In Russia, the ongoing conflict between Russia and Ukraine and related sanctions will have an impact on our operations, including as a result of the volatility of the Russian ruble and the CBR key interest rate. If there is an extended continuation or further increase in the ongoing conflict between Russia and Ukraine, it could result in further instability and/or worsening of the overall political and economic situation in Ukraine, Russia, Europe and/or in the global economy and capital markets generally. These are highly uncertain times and it is not possible to predict with precision how certain developments will impact our results and operations, nor is it possible to execute comprehensive contingency planning in Ukraine due to the ongoing conflict and inherent danger in the country. The discussion above attempts to surmise how prolongation or escalation of the conflict, expansion of current sanctions, the imposition of new and broader sanctions, an inability for us to transact with key suppliers and counterparties, difficulties for us to access and service financing, and the severe depreciation of, and restrictions on, the Russian ruble, could have a material impact on our results and operations. We cannot assure you that risks related to the conflict are limited to those described in this Annual Report on Form 20-F.
Our independent auditors have included an emphasis of matter paragraph on going concern in their opinion as a result of the effects of the ongoing conflict between Russia and Ukraine.
The consolidated financial statements included in this Annual Report on Form 20-F have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. Due to the unknown duration and extent of the ongoing conflict between Russia and Ukraine and the uncertainty of further sanctions in response to the ongoing conflict that may be imposed, there are material uncertainties related to events or conditions that may cast significant doubt on our ability to continue as a going concern. These material uncertainties relate to our ability to maintain our financial and non-financial debt covenants and positive equity levels, potential new sanctions and export controls imposed by the United States, European Union, and the United Kingdom that could further impact our liquidity position and ability to attract new financing or our ability to source relevant network equipment from vendors, as well as potential new counter-sanctions imposed by Russia that could materially impact Russia’s supply chain stability as well VEON’s financial performance as a whole. After evaluating the uncertainties mentioned above and other conditions and events discussed in Note 24—Basis of Preparation of the Consolidated Financial Statements to our Audited Consolidated Financial Statements in the aggregate, our independent registered public accounting firm, in its report on our consolidated financial statements as of and for the year ended December 31, 2021, has stated that there is substantial doubt about our ability to continue as a going concern. Although we have taken a number of measures to protect our liquidity and cash provisions, given the uncertainty and exogenous nature of the ongoing conflict between Russia and Ukraine and potential for future imposed sanctions as well as potential new counter-sanctions, and the given the possible future imposition of external administration over our Russian and Ukrainian operations in particular, we have concluded that a material uncertainty remains related to events or conditions that may cast significant doubt on our ability to continue as a going concern, such that we may be unable to realize our assets and discharge our liabilities in the normal course of business. See Note 24—Basis of Preparation of the Consolidated Financial Statements to our Audited Consolidated Financial Statements for our disclosure on going concern.
We have recognized substantial impairment charges, and may in the future, recognize material impairment charges.
We have in the past recognized substantial impairment charges, and may in the future recognize material impairment charges as a result of the impact of the ongoing conflict between Russia and Ukraine and/or from the write down of the value of goodwill, particularly in Russia, which has a significant goodwill balance. As of the date of this Annual Report on Form 20-F, as a result of the factors discussed under —The ongoing conflict between Russia and Ukraine is having, and will continue to have, a significant impact on our business, financial condition, results of operations, cash flows and prospects, we anticipate that the ongoing conflict between Russia and Ukraine may have a material impact on our operations and business plans in Russia and Ukraine. Over the next few months, we will be undertaking an assessment of the need and amount of potential impairment charges, which is not as of yet determinable due to a number of factors, including the fluidity of the current situation and our ability to obtain relevant data required to build a business plan given the ongoing conflict and associated uncertainties. We anticipate that we will report material impairment charges with respect to assets in Ukraine and/or Russia during 2022. If there is a significant improvement in the current underlying conditions, including a lasting resolution of the ongoing conflict, this will enable positive adjustments to our business plans. We are still gathering the necessary data and we are not able at this time to estimate the amount or range of this potential impairment charge to the profit and loss statement. It is possible these impairment charges may rise to a level as to require additional analysis to determine the true value of assets as outlined in the provisions of our debt agreements and in the worst case scenario, when the true value of assets is lower than the liabilities, could require early repayments of our long term debt. See Note 24—Basis of Preparation of the Consolidated Financial Statements to our Audited Consolidated Financial Statements for a more detailed discussion on the possible impact of a material impairment charge.
In addition, a significant difference between the actual performance of our operating companies and the forecasted projections for revenue, adjusted EBITDA or capital expenditure could require us to write down the value of goodwill, particularly in Russia, which had a goodwill balance of approximately US$1 billion as of December 31, 2021. See Note 13—Intangible Assets to our Audited Consolidated Financial Statements for a further discussion. The possible consequences of a financial and economic crisis in relation to, in particular, customer behavior, the reactions of our competitors in terms of offers and pricing or their responses to new entrants, regulatory adjustments in relation to reductions in consumer prices and our ability to adjust costs and investments in keeping with possible changes in revenue may also adversely affect our forecasts and lead to a write-down of tangible and intangible assets, including goodwill. A write-down recorded for tangible and intangible assets resulting in a lowering of their book values could impact certain covenants and provisions under our debt agreements, which could result in a deterioration of our financial condition. See —The international economic environment, geopolitical developments and unexpected global events could cause our business to decline for a discussion on how the ongoing conflict between Russia and Ukraine has impacted, and could continue to impact on our Russian subsidiary’s weighted average cost of capital.
For further information on the impairment of tangible and intangible assets and recoverable amounts (particularly key assumptions and sensitivities), see Note 11—Impairment of Assets to our Audited Consolidated Financial Statements. For a discussion of the risks associated with the markets where we operate, see —The international economic environment, geopolitical developments and unexpected global events could cause our business to decline, —Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks, and —The ongoing conflict between Russia and Ukraine is having, and will continue to have, a significant impact on our business, financial condition, results of operations, cash flows and prospects.

We have suffered reputational harm as a result of the ongoing conflict between Russia and Ukraine.
On February 28, 2022, the European Union imposed sanctions on Mikhail Fridman and Petr Aven, and on March 15, 2022, the United Kingdom imposed sanctions on then LetterOne shareholders, Mr. Fridman, Mr. Aven, Alexey Kuzmichev and German Khan, and the European Union additionally designated Mr. Khan and Mr. Kuzmichev (collectively, and with Mr. Aven and Mr. Fridman, the “Designated Persons”). Mr. Fridman resigned from VEON’s board of directors effective February 28, 2022. None of the other Designated Persons were members of the Board of Directors. We understand, based on a letter provided by LetterOne, a 47.85% shareholder in VEON, that Mr. Fridman and Mr. Aven are shareholders in LetterOne (approximately 37.86% and 12.13%, respectively) and that Mr. Khan and Mr. Kuzmichev are no longer shareholders in LetterOne.
We have not been named as, and have concluded that we are otherwise not, the target of the European Union’s or the United Kingdom’s sanctions, including as a consequence of LetterOne being a 47.85% shareholder in VEON. However, as a result of the association of Designated Persons with our largest shareholder, we have suffered reputational harm. In addition, as VEON is perceived by some as having undue exposure to Russia, we have experienced difficulties in transacting with certain key suppliers, business partners and other key counterparties at the Group level, and we cannot rule out the possibility that we may not be able to appoint an auditing firm for the audit of our financial statements for the year ended December 31, 2022. This could have an adverse effect on our ability to obtain financing to meet our capital needs or service our debt, or to access our existing cash held in third-party bank accounts or to access committed amounts under credit facilities, and could lead to a delisting of our securities. We have to date noted an unwillingness among certain of our business partners to continue to do business with us, which could be further exacerbated if current conditions continue and which could affect our prospects to engage in new business initiatives with existing or potential future business partners. Moreover, many multinational companies and firms, including certain of our service providers, partners and suppliers, have chosen of their own accord to cease transacting with all Russia-based or Russia affiliated companies (i.e., self-imposed sanctions), including our Russia-based operating subsidiary, as a result of the ongoing conflict between Russia and Ukraine. To the extent that the ongoing conflict between Russia and Ukraine continues or further escalates, the list of companies and firms refusing to transact with Russia-based companies may continue to grow.
Such actions have the equivalent effect, insofar as the ability to transact with such companies is concerned, as if the Russia-based companies were the target of government-imposed sanctions. Finally, the price of securities have suffered significant volatility in recent months as a result of exposure, and perceived exposure to the ongoing conflict between Russia and Ukraine. The inability to conduct business with key suppliers, business partners and other key counterparties could have a material adverse impact on our business, financial condition, results of operations, cash flows or prospects and price of our securities.
We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing conflict between Russia and Ukraine.
A significant amount of our costs, expenditures and liabilities, including capital expenditures and borrowings, is denominated in U.S. dollars and Russian rubles, while our operating revenue is denominated in Russian rubles, Ukrainian hryvnia and other local currencies. In general, declining values of local currencies against the U.S. dollar and Russian rubles make it more difficult for us to repay or refinance our debt, make dividend payments, comply with covenants under our debt agreements or purchase equipment or services denominated in U.S. dollars or Russian rubles, and may impact our ability to exchange cash reserves in one currency for use in another jurisdiction for capital expenditures, operating costs and debt servicing. See —Operational Risks—As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers. Our operating metrics, debt coverage metrics and the value of some of our investments in U.S. dollar terms have been negatively impacted in recent years, and will be negatively impacted in the current period by foreign currency transactions and translations. More broadly, future currency fluctuations and volatility may result in losses or otherwise negatively impact our results of operations despite our efforts to better align the currency mix of our debt and derivatives with the currencies of our operations.
    The value of the Russian ruble has experienced significant volatility following the outbreak of conflict between Russia and Ukraine and such volatility may continue for the foreseeable future, particularly if the scope and severity of sanctions are maintained or increased. For example, the Central Bank of Russia exchange rates of the Russian ruble to U.S. dollar was 74.3 on December 31, 2021 and depreciated to 120.4 as of March 11, 2022 and appreciated to 81.3 as of April 15, 2022. When the Russian ruble depreciates against the U.S. dollar in a given period, the results of our Russian business expressed in U.S. dollars will be lower period-on-period, even assuming consistent Russian ruble revenue across the periods. In addition to the direct effect of sanctions on the Russian ruble, we could be materially adversely impacted by a decline in the value of the Russian ruble against the U.S. dollar due to the decline of the general economic performance of Russia, investment in Russia or trade with Russian companies decreasing substantially, the Russian government experiencing difficulty raising money through the issuance of debt in the global capital markets or as a result of a technical or actual default on Russian sovereign debt. Depreciation of the Russian ruble may be sustained over a long period of time due to rising inflation levels in Russia as well. Although this would have a positive impact on our local currency results in Russia, such gains could be offset by a corresponding depreciation of the Russian ruble in U.S. dollar terms. In addition, a significant depreciation of the Russian ruble could also negatively affect our leverage ratio and equity balances, which would have an impact on certain covenants and provisions under our debt agreements. See —Liquidity and Capital Risks—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition for a further discussion on this risk.
In addition to the Russian ruble, the values of the Pakistani rupee, Ukrainian hryvnia, Kazakh tenge, Algerian dinar, and Uzbekistani som have experienced significant volatility in recent years in response to certain political and economic issues, and such volatility may continue and result in depreciation of these currencies against the U.S. dollar. For example, as a result of the ongoing conflict between Russia and Ukraine, the National Bank of Ukraine has fixed the Ukrainian hryvnia against the U.S. dollar and there is a 10-20% gap between this set exchange rate and the unofficial exchange rate. Other countries in which we operate have recently experienced periods of high levels of inflation, such as Pakistan and Uzbekistan during 2020. Our profit margins in those countries could be harmed as well if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, manifested in inflationary increases in salary, wages, benefits and other administrative costs, which may be difficult with our mass market and price-sensitive customer base.
To counteract the effects of the aforementioned risks, we engage in certain hedging strategies. However, our hedging strategies may prove ineffective if, for example, exchange rates fluctuate in response to legislative or regulatory action by a government with respect to its currency. In addition, following the onset of the conflict between Russia and Ukraine, fewer counterparties are willing to transact in Russian rubles, particularly following the sanctioning of the Russian central bank and Russia’s exclusion from the international SWIFT payments system, and as a result, our ability to hedge our exposure to Russian ruble exchange rate risk has been less effective. For more information about our foreign currency translation and associated risks, see Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations, Item 11—Quantitative and Qualitative Disclosures About Market Risk and Note 18—Financial Risk Management to our Audited Consolidated Financial Statements.
The international economic environment, geopolitical developments and unexpected global events could cause our business to decline.
As a global telecommunications company operating in a number of emerging markets, our operations are subject to macroeconomic risks, geopolitical developments and unexpected global events that are outside of our control. Unfavorable economic conditions in the markets in which we operate may have a direct negative impact on the financial condition of our customers, which in turn will affect a significant number of our current and potential customers’ spending patterns, in terms of both the products they subscribe for and usage levels. During such downturns, it may be more difficult for us to grow our business, either by attracting new customers or by increasing usage levels among existing customers, and it may be more likely that customers will downgrade or disconnect their services, making it more difficult for us to maintain ARPUs and subscriber numbers at existing levels. In addition to the potential impact on revenue, ARPUs, cash flow and liquidity, such economic downturns may also impact our ability to decrease our costs, execute our strategies, take advantage of future opportunities, respond to competitive pressures, refinance existing indebtedness or meet unexpected financial requirements.
The ongoing conflict between Russia and Ukraine, related sanctions and similar measures against Russia and Russia-based entities, and the effect of such developments on the Russian and Ukrainian economies (and other economies that are closely tied to the Russian economy), will affect our operations and financial condition in 2022, and will likely continue to have a significant impact for the foreseeable future. In addition, the increasing price of fossil fuels and rising inflation rates are expected to have broader adverse effects on many of the economies in which we operate and may result in recessionary periods and lower corporate investment, which, in turn, could lead to economic strain on our business and on current and potential customers. Sustained high levels of inflation or hyperinflation in Russia would create significant imbalances in the Russian economy and undermine any efforts the government is taking to create conditions that support economic growth in the wake of the conflict with Ukraine, which would have an adverse impact on our results of operations. For example, it has had, and may have in the future, an impact on our Russian subsidiary’s weighted average cost of capital, which could result in potential impairment of our cash generating units in Russia. See —Market Risks—We have recognized, and may in the future, recognize substantial impairment charges for a further discussion on potential impairment risks. Outside of the ongoing conflict between Russia and Ukraine, we are exposed to other geopolitical and diplomatic developments that involve the countries in which we operate, such as the current political upheaval in Pakistan following the no-confidence vote that resulted in the removal of

Pakistan’s then prime minister Imran Khan from office, as well as those which do not involve our countries of operation but have a knock-on effect on our business. For example, heightened tensions between the major economies of the world, such as the U.S. and China, can have an adverse effect on the economies in which we operate, and therefore an adverse impact on our results of operation, financial condition and prospects.
In addition, other adverse economic developments in the markets in which we operate have adversely affected us in recent years. For example, lockdown restrictions imposed by governments during the height of the COVID-19 pandemic adversely impacted our financial performance and results of operations. Our total revenue for the six months ended June 30, 2020 was 9.0% lower compared to the six months ended June 30, 2019, mainly due to the effect of the COVID-19 pandemic. Following the introduction of lockdown measures in response to COVID-19, we also experienced a reduction in roaming revenue, which largely disappeared in the second quarter of 2020. Travel restrictions that were imposed in certain of the countries in which we operate resulted in a reduction in migrant workforce, which has traditionally been a source of a large subscriber base in Russia. Network traffic patterns were also impacted as people worked from home, which required some adjustments to our network deployment plans. In addition, the COVID-19 pandemic caused delays and disruptions in our supply chain due to difficulty in obtaining components, temporary suspensions of operations, including in factories and disruption to logistic services. Correspondingly, the COVID-19 pandemic also adversely impacted demand, which was partly caused by a deterioration of confidence and expectations, negative income and wealth effects. Accordingly, there was a substantial deterioration in financial markets in 2020, unprecedented drops in commodity prices, a sudden slowdown in commercial activity and strong restrictions on transportation and travel. While lockdown restrictions have eased around the world since vaccines have become available, many governments respond to surges in case numbers or the emergence of new variants by re-imposing lockdown and travel restrictions. The uncertainty surrounding the ongoing COVID-19 pandemic, both in terms of new variants and surges and government responses thereto, continues to impact our ability to accurately predict our financial performance. Furthermore, the ongoing conflict between Russia and Ukraine could have a similar or more severe impact on our business, financial condition, results of operations, cash flows or prospects. Going forward, other adverse global developments, such as wars, terrorist attacks, natural disasters, and pandemics, may have a similar impact on us.
Our financial performance may also be affected by macroeconomic issues more broadly, including risks of inflation, deflation, stagflation, recessions, sovereign debt levels and the stability of currencies across our key markets and globally. Following stimulative monetary policies by central banks and increased government spending to combat the adverse economic effects of COVID-19 and associated lockdowns, many countries across the world are experiencing high levels of inflation and lower corporate profits, causing increased uncertainty about the near-term macroeconomic outlook as central bank interest rates are being raised to combat the high inflation. This, combined with increased energy prices, supply shortages resulting from logistical difficulties arising from the COVID-19 pandemic and the ongoing conflict between Russia and Ukraine, may adversely impact our customers’ discretionary spending, which could, in turn, affect their usage levels of our products or their ability to pay for our services.
Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks.
Our operations are located in the world’s emerging markets. Investors should fully appreciate the significance of the risks involved in investing in an emerging markets company and are urged to consult with their own legal, financial and tax advisors. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption and the rapid reversal of political and economic policies. The political and economic relations of our countries of operation are often complex and have resulted, and may in the future result, in conflicts, which could materially harm our business, financial condition, results of operations, cash flows or prospects. The outbreak of the conflict between Russia and Ukraine is an illustration of this.
The economies of emerging markets are also vulnerable to market downturns and economic slowdowns in the global economy. As has happened in the past, a slowdown in the global economy or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. In addition, turnover of political leaders or parties in emerging markets as a result of a scheduled election upon the end of a term of service or in other circumstances may also affect the legal and regulatory regime in those markets to a greater extent than turnover in developed countries. Any of these developments could severely limit our access to capital and could materially harm the purchasing power of our customers and, consequently, our business. Such events could also create uncertain regulatory environments, which, in turn, could impact our compliance with license obligations and other regulatory approvals. The nature of much of the legislation in emerging markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal and regulatory systems in emerging markets place the enforceability and, possibly, the constitutionality of laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. Any of these factors could affect our ability to enforce our rights under our licenses or our contracts, or to defend our company against claims by other parties. See —Regulatory, Compliance and Legal Risks—The telecommunications industry is a highly regulated industry and we are subject to an extensive variety of laws and operate in uncertain judicial and regulatory environments, which may result in unanticipated outcomes that could harm our business for a more detailed discussion on our regulatory environment.
Many of the emerging markets in which we operate are susceptible to significant social unrest or military conflicts. For example, over the past several years, Russia has been involved in conflicts, both economic and military, involving neighboring and distant states. On several occasions, this resulted in deterioration of relations between Russia and other countries, including the United States and various countries in Europe. Changes in government policy, other government actions and political risks could adversely affect our operations and the value of investments in Russia. Shifts in governmental policy and regulation in the Russian Federation are less predictable than in many Western countries, and could disrupt political, economic, social, regulatory and business processes and environments. Russian authorities have been reported to sometimes apply policies selectively and arbitrarily, including through withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions, asset freezes, seizures or confiscations, regulatory measures, and civil actions. Federal and local governmental entities have, in the past, used common defects in share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and/or to void transactions, which may be seen as being influenced by political or business considerations. Some observers have noted that takeovers of major private sector companies by state controlled companies following tax, environmental and other challenges in recent years may reflect a shift in official policy in favor of state control at the expense of individual or private ownership, at least where large enterprises are concerned. This has, in turn, resulted in significant fluctuations in the market price of Russian securities and had a negative impact on foreign investments in the Russian economy, over and above any recent general market dislocations. Any similar actions by the Russian authorities which result in a further negative effect on investor confidence in Russia’s business and legal environment could have a further adverse impact on the Russian securities market and prices of Russian securities or securities issued or backed by Russian entities.
In addition, our ability to provide service in Ukraine following the onset of the conflict with Russia has been impacted due to power outages, disruption to traffic volumes and damage to our infrastructure. Similarly, our subsidiary in Pakistan has also been ordered to shut down parts of its mobile network and services from time to time due to the security situation in the country, and our operations and services in Kazakhstan were affected during the riots in January 2022. Local authorities may order our subsidiaries to temporarily shut down part or all of our networks due to actions relating to military conflicts or nationwide strikes. See—The ongoing conflict between Russia and Ukraine is having, and will continue to have, a significant impact on our business, financial condition, results of operations, cash flows and prospects for a detailed discussion on the impact that the ongoing conflict between Russia and Ukraine has and could have on our business.
Furthermore, governments or other factions, including those asserting authority over specific territories in areas of conflict, could make inappropriate use of our networks, attempt to compel us to operate our network in conflict zones or disputed territories and/or force us to broadcast propaganda or illegal instructions to our customers or others (and threaten consequences for failure to do so). Forced shutdowns or broadcasts, inappropriate use of our network or being compelled to operate our network in conflict zones could materially harm our business, financial condition, results of operations, cash flows or prospects.
The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency, which could materially adversely affect the investment environment in the countries in which we operate. Social instability in the countries in which we operate, coupled with difficult economic conditions, could lead to increased support for centralized authority, a rise in nationalism and potential nationalizations or expropriations by governments. These sentiments and adverse economic conditions could lead to restrictions on foreign ownership of companies in the telecommunications industry or nationalization, expropriation or other seizure of certain assets or businesses. In most of the countries in which we operate, there is relatively little experience in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, and we may not receive adequate compensation if in the future the governments decide to nationalize or expropriate some or all of our assets. In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict. Our key infrastructure and assets located within Ukraine may be seized or subject appropriation should Russian forces obtain control of the regions within Ukraine where those assets are situated and therefore may have a significant adverse effect on our ability to operate in Ukraine. As part of the measures that Ukraine is considering in response to the ongoing conflict with Russia, amendments to the nationalization law (the “Nationalization Law”) in Ukraine have been published and are awaiting signature by the President of Ukraine (“Nationalization Law Amendments”). The Nationalization Law Amendments extends the definition of “residents” whose property in Ukraine (owned directly or indirectly) can be seized under the Nationalization Law to include property owned by the Russian state, Russian citizens, other nationals with a very close relationship to Russia, residing or having a main place of business in Russia, or legal entities operating in Ukraine whose founder or ultimate beneficial owner is the Russian state or are controlled or managed by any of the individuals identified above. In addition, we cannot rule out the possibility that Russia might also consider enacting a similar nationalization law in response to Ukraine’s Nationalization Law Amendments or to sanctions imposed by the international community. Such measures, if adopted and applied in relation to either our Ukrainian or Russian subsidiary, or both, could lead to the involuntary deconsolidation of our Ukrainian and/or Russian operations, which would have a material adverse impact on our business, financial condition, results of operations, cash flows and prospects.
Our revenue performance can be unpredictable by nature, as a large majority of our customers have not entered into long-term fixed contracts with us.
    Our primary source of revenue comes from prepaid mobile customers, who are not required to enter into long-term fixed contracts, and we cannot be certain that these customers will continue to use our services and at the usage levels we expect. Revenue from postpaid mobile customers represents a small percentage of our total operating revenue and such customers can cancel our postpaid contracts with limited advance notice and without significant penalty. For example, the marked economic impact in Ukraine associated with the conflict with Russia has adversely impacted our gross connections, airtime sales, and roaming revenue from customers in Ukraine. The ramifications of the Russia-Ukraine conflict may become more severe and the extent of such ramifications cannot be known at this time as the conflict is ongoing. Furthermore, as we incur costs based on our expectations of future revenue, the sudden loss of a large number of customers or a failure to accurately predict revenue in a given market could harm our business, financial condition, results of operations, cash flows or prospects.
In addition, following the outbreak of COVID-19 in February 2020 and the resulting lockdown restrictions imposed by governments across all of our countries of operations, our revenue projections for the first quarter of 2020 did not reflect actual revenue, and we had to change our fiscal year 2020 guidance as a result. This was partly due to store closures, which had an impact on our gross connections and airtime sales and restrictions on travel, which caused a significant decline in roaming revenue and the loss of migrant worker customers from our subscriber base, particularly in Russia. The impact of this was only partially offset by increases in fixed line revenue, as lockdown restrictions encouraged home working and schooling.
For a description of the key trends and developments with respect to our business, including further discussion of the impact of the conflict between Russia and Ukraine and the COVID-19 pandemic on our operations and financial performance, see Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations.
We operate in highly competitive markets, which we expect only to become more competitive, and as a result may have difficulty expanding our customer base or retaining existing customers.
The markets in which we operate are highly competitive in nature, and we expect that competition will continue to increase. Competition may be intensified by further consolidation of or strategic alliances amongst our competitors, as well as new entrants in our markets. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining and engaging our customers. If our customers do not find our connectivity and internet services valuable, reliable or trustworthy, or otherwise believe competitors in our markets can offer better services, we may have difficulty retaining and engaging customers. see Item 4.B— Business Overview.
Each of the items discussed immediately below regarding increased competition could materially harm our business, financial condition, results of operations, cash flows or prospects:
•we cannot assure you that our revenue will grow in the future, as competition puts downward pressure on the prices we offer to our customers;
•with the increasing pace of technological developments, including new digital technologies and regulatory changes impacting our industry, we cannot predict future business drivers with certainty and we cannot assure you that we will adapt to these changes at a competitive pace, see —We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive position and, in turn, materially harm our business;
•we may be forced to utilize more aggressive marketing schemes to retain existing customers and attract new ones that may include lower tariffs, handset subsidies or increased dealer commissions;
•in more mature or saturated markets, there are limits on the extent to which we can continue to grow our customer base, and the continued growth of our business and results of operations will depend, in part, on our ability to extract greater revenue from our existing customers, including through the expansion of data services and the introduction of next generation technologies, which may prove difficult to accomplish, see —We may be unable to develop additional revenue market share in markets where the potential for additional growth of our customer base is limited and we may incur significant capital expenditures as our customers demand new services, technologies and increased access;
•we may be unable to deliver better customer experience relative to our competitors or our competitors may reach customers more effectively through better use of digital and physical distribution channels, which may negatively impact our market share;
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
•competition from OTT players offering similar functionality to us may increase, including digital providers offering VOIP calling, internet messaging and other digital services which compete with our telecommunications services; further, our competitors may partner with such OTT players to provide integrated customer experiences, and we may be unable to implement offers, products and technology to compete with the offerings of our telecommunications competitors or to support our commercial partnerships;
•our existing service offerings could become disadvantaged as compared to those offered by competitors who can offer bundled combinations of fixed-line, broadband, public Wi-Fi, TV and mobile;
•our customers in countries outside of Russia may, as a result of the ongoing conflict in Russia and Ukraine, choose to migrate to local competitors that do not have a connection to Russia; and
•as a result of the unfavorable economic circumstances in Russia or other countries, our customers may opt for lower cost offerings by our competitors over our products.

We may be unable to develop additional revenue market share in markets where the potential for additional growth of our customer base is limited and we may incur significant capital expenditures as our customers demand new services, technologies and increased access.
     Increasing competition, market saturation and technological development have led to the increased importance of data services and access to next generation technologies such as 4G/LTE in the markets in which we operate, including Russia, Commonwealth of Independent States (“CIS”) countries, Pakistan and Bangladesh. The provision of such technologies and services requires significant capital investment in spectrum and network presenting a risk that we cannot keep up with the demands of our customers. In addition, the mobile markets in Russia, Ukraine, Kazakhstan, Kyrgyzstan and Georgia have each reached mobile penetration rates exceeding 100%, according to GSMA and publicly available government sources. As a result, we have become increasingly focused on revenue market share growth in each of these markets. The key components of this strategy are to increase 4G/LTE penetration rates, data usage and improve customer loyalty. However, we cannot guarantee that these initiatives will be successful, particularly in markets where the potential for additional growth of our customer base is limited. Failure to develop additional revenue market share could materially harm our business, financial condition, results of operations, cash flows or prospects. For more information on the competition we face in our markets, see — We operate in highly competitive markets, which we expect to only become more competitive, and as a result may have difficulty expanding our customer base or retaining existing customers. For more information on our growth strategy, see Item 4—Information on the Company.
We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive position and, in turn, materially harm our business.
The telecommunications industry is characterized by rapidly evolving technology, industry standards and service demands, which may vary by country or geographic region. Accordingly, our future success will depend on our ability to effectively anticipate and adapt to the changing technological landscape and the resulting regulations. It is possible that the technologies or equipment we use today will become obsolete or subject to competition from new generation technologies for which we may be unable to deploy, or obtain the appropriate license, in a timely manner or at all.
    For example, while we continue deploying mobile networks such as 4G/LTE, in certain markets the telecommunications industry as a whole is already well advanced in planning for the future deployment of 5G, which is expected to drive continued demand for data in the future. If our licenses and spectrum are not appropriate or sufficient to address changing technology, we may require additional or supplemental licenses and spectrum to implement 5G technology or to upgrade our existing 2G, 3G and 4G/LTE networks to remain competitive, and we may be unable to acquire such licenses and spectrum on reasonable terms or at all. Technological change is also impacting the capabilities of equipment our customers use, such as mobile handsets, and potential changes in this area may impact demand for our services in the future. Implementing new technologies requires substantial investment and there can be no guarantee that we will generate our expected return on any such investments.
    If we are not able to effectively anticipate or adapt to these technological changes in the telecommunications market or to otherwise compete in a timely and cost-effective manner, we could lose customers, fail to attract new customers, experience lower ARPU or incur substantial or unanticipated costs and investments in order to maintain our customer base, all of which could materially affect our business, financial condition, results of operations, cash flows or prospects.
Banking and other financial systems in many of our countries of operation remain underdeveloped and currency control requirements in certain countries restrict our activities, including as a result of the ongoing conflict between Russia and Ukraine.
The banking and other financial systems in our countries of operation are underdeveloped and/or underregulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent application. Uncertain banking laws may also limit our ability to attract future investment in these countries. Such banking risk cannot be completely eliminated by diversified borrowing and conducting credit analyses. In addition, underdeveloped banking and financial systems are more susceptible to a banking crisis, which would affect the capacity for financial institutions to lend or fulfill their existing obligations, or lead to the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds, and could result in the loss of our deposits, the inability to borrow or refinance existing borrowings or otherwise negatively affect our ability to complete banking transactions in these countries.
In addition, the central banks and governments in the markets in our countries of operation may also restrict or prevent international transfers, or impose foreign exchange controls or other currency restrictions, which could prevent us from making payments, including the paying dividends and third party suppliers. For example, on February 28, 2022, Russian President

Vladimir Putin signed an order (the order “On the Application of Special Economic Measures in Connection With the Unamicable Actions of the U.S. and the Adjoining Foreign States and International Organizations”) restricting certain cross-border currency transactions. For more information on currency restrictions, see Note 18—Financial Risk Management—Liquidity Risks to our Audited Consolidated Financial Statements. Furthermore, banks have limitations on the amounts of loans that they can provide to single borrowers, which could limit the availability of local currency financing and refinancing of existing borrowings in these countries. There can be no assurance that we will be able to obtain approvals under the foregoing restrictions or limitations, which could harm our business, financial condition, cash flows, results of operations or prospects..
Liquidity and Capital Risks
Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition.
We have substantial amounts of indebtedness and debt service obligations. As of December 31, 2021, the outstanding principal amount of our external debt for bonds, bank loans, and other borrowings amounted to approximately US$7.6 billion. In addition to these borrowings, we also have lease liabilities amounting to US$2.7 billion. For more information regarding our outstanding indebtedness and debt agreements, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.
Some of the agreements under which we borrow funds contain covenants or provisions that impose certain operating and financial restrictions on us, including balance sheet solvency, such as levels or ratios of earnings, debt, equity and assets and may prevent us or our subsidiaries from incurring additional debt. Devaluations of the currencies of our key markets, would make it more difficult to comply with certain of these ratios, for example, since our earnings are in local currency, while some of our debt is denominated in U.S. dollars. In addition, capital controls and other restrictions, asset freezes, including limitations on payment of dividends or international funds transfers may be imposed in Russia, along with punitive taxes and penalties targeted at certain foreign entities which may also impact our liquidity or ability to comply with certain of the above mentioned ratios. Involuntary deconsolidation of either of our Russian or Ukrainian operations or both would also make it more difficult or impossible to comply with certain of these ratios. See —Market Risks—Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks for a further discussion of the risk of deconsolidation. Failure to comply with these covenants or provisions may result in a default, which could increase the cost of securing additional capital, lead to accelerated repayment of our indebtedness or result in the loss of any assets that secure the defaulted indebtedness or to which our creditors otherwise have recourse. Such a default or acceleration of the obligations under one or more of these agreements (including as a result of cross-default or cross-acceleration) could have a material adverse effect on our business, financial condition, results of operations or prospects, and in particular on our liquidity and our shareholders’ equity. In addition, covenants in certain of our debt agreements could restrict our liquidity and our ability to expand or finance our future operations. For a discussion of agreements under which we borrow funds, see Note 16—Investments, Debt and Derivatives to our Audited Consolidated Financial Statements. Aside from the risk of default, given our substantial amounts of indebtedness and the limits imposed by our debt obligations, our business could suffer significant negative consequences such as the need to dedicate a substantial portion of our cash flows from operations to the repayment of our debt, thereby reducing funds available for paying dividends, working capital, capital expenditures, acquisitions, joint ventures and other purposes necessary for us to maintain our competitive position, flexibility and resiliency in the face of general adverse economic or industry conditions.
Following the onset of the conflict between Russia and Ukraine, our ability to generate cash to service our indebtedness has been materially impaired, due to expected lower revenues in Ukraine, the volatility of the Russian ruble and tightened currency controls within Russia and Ukraine. On April 13, 2022, VEON announced that it had approximately US$1.3 billion of cash held at the level of its HQ in Amsterdam, which was deposited with international banks and fully accessible at HQ, with approximately US$700 million available under its RCF. In addition, VEON’s operating companies had a total cash position equivalent to over US$500 million. As of the date of this Annual Report on Form 20-F, VEON Holdings B.V. is in the process of drawing down the remaining committed amounts under the RCF, with a portion of the related utilization request having been received as of such date. Once the drawdown is complete, the RCF will be fully drawn. The proceeds of this drawing will be used for general corporate purposes. Despite our current liquidity levels, there can be no assurance that our existing cash balances and revolving credit lines, together with cash generation made available to the Group level, will be sufficient over the medium term to service our existing indebtedness, including to address our upcoming bond maturities in February 2023 and April 2023. In addition, we may have technical difficulty transferring cash to our Russian and Ukrainian operations to service their loan repayments, if required. See —Operational Risks—As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers. For a discussion of our current liquidity profile in the wake of the ongoing conflict between Russia and Ukraine, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.
Furthermore, there is no assurance that we will be able to service our debt obligations when due. For example, as a result of current or future economic sanctions affecting Russian banks and decreased availability of the Russian ruble on international markets, we might be required to refinance part or all of our existing Russian ruble loans or bonds, which could have a material impact on our liquidity. Following the designation of VTB Bank as a sanctioned entity by the United States and the United Kingdom, we repaid our RUB 30 billion seven year term loan with VTB Bank on March 9, 2022. If we are unable to meet our debt obligations, including debt obligations that are accelerated as a results of sanctions, or if we fail to comply with the financial and other covenants contained in the agreements governing such debt obligations, we may as a consequence be required to refinance all or part of our debt, which may necessitate selling important strategic assets at unfavorable prices in order to meet such refinancing requirements, or entering into restructuring negotiations with our creditors. For example, these highly uncertain times and it is not possible to predict with precision how certain developments will impact our liquidity position, our financial covenants and non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels. A continued deterioration in the results or operations of our operating companies could trigger certain financial covenants or non-financial provisions in our debt agreements, requiring accelerated repayment, potentially triggering a cross-default across all debt facilities and the RCF and negatively impact our liquidity. We may also be impacted by conditions or local legal requirements in local or international markets that could make it more difficult to refinance existing debt or service our existing debt obligations. In addition, there can be no assurance that any assets which we could be required to dispose of can be sold or that, if sold, the timing of such sale and the amount of proceeds realized from such sale will be acceptable. If such contingencies develop and we are unsuccessful in these efforts, we may not have sufficient cash to meet our obligations.
We may not be able to raise additional capital, or we may only be able to raise additional capital at significantly increased costs.
We may need to raise additional capital in the future, including through debt financing. If we incur additional indebtedness, the risks that we now face related to our indebtedness and debt service obligations could increase. See—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition above.
Our ability to raise additional capital, and the cost of raising additional capital, may also be affected by a further downgrade or withdrawal of our credit rating, which may happen for reasons outside our control and could materially harm our business, financial condition, results of operations and prospects. In March 2022, following the onset of the conflict between Russia and Ukraine, Fitch revised VEON’s credit rating from “BBB-“ to “B+” and S&P revised VEON’s credit rating from “BB+” to “CCC+” following a downgrade of the Russian sovereign rating as a result of the ongoing conflict between Russia and Ukraine. S&P withdrew VEON’s rating in April 2022. Following these downgrades and withdrawal, the terms of any additional capital raised in the near future will likely be on terms less favorable than our existing financing arrangements, both in terms of interest rate, financial covenants and restrictive covenants.
In addition, economic sanctions that have been imposed in connection with the conflict between Russia and Ukraine, have also negatively affected our existing financing arrangements, such as our multi-currency revolving credit facility (the “RCF”) in particular with Russian banks. In March 2022, commitments of two Russia-based banks under the RCF were cancelled as it is no longer possible for them to fund drawings under the RCF given the recently introduced Russian currency controls. As a result, the commitments under the RCF will be reduced from US$1,250 million to US$1,055 million. Economic sanctions could affect our ability to service our debt obligations, and our ability to secure future external financing. Our ability to secure future external financing may also be affected by an unwillingness of non-Russian banks, finance providers and debt investors to transact with, provide loans or purchase bonds of entities with significant exposure to Russia and/or significant indirect share ownership by Russian entities or individuals. See —Market Risks—We have suffered reputation harm as a result of the ongoing conflict between Russia and Ukraine. Furthermore, two of our group-level loans with Sberbank and Alfa Bank respectively, totaling RUB 90 billion in total, were novated to PJSC VimpelCom. This resulted in the release of the former borrower (VEON Finance Ireland DAC) and the former guarantor (VEON Holdings BV) from their obligations. See Item 5—Operating and Financial Review and Prospects—Recent Developments for a further discussion of the novation of the Sberbank and Alfa Bank RUB loans.
If we are unable to raise additional capital in the market in which we want to raise it, or at all, or if the cost of raising additional capital significantly increases, as is the case when central banks raise benchmark interest rates, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations. For example, as a result of the ongoing conflict between Russia and Ukraine, the Central Bank of Russia increased key policy interest rates to 20% from 9.5% on February 28, 2022, which was subsequently reduced to 17.0%, effective on April 11, 2022, and any further increase in interest rates would have an impact on our Russian subsidiary’s weighted average cost of capital, which could result in potential impairment of our cash generating units in Russia. See Item 5—Market Risks—We have recognized, and may in the future, recognize substantial impairment charges for a further discussion on potential impairment risks.
A change in control of VEON Ltd. could require us to prepay certain indebtedness.
Our financing agreements across the VEON group generally have “change of control” provisions that may require us to make a prepayment if a person or group of persons (with limited exclusions) directly or indirectly acquire beneficial or legal ownership of or control over more than 50.0% of our share capital or the ability to appoint a majority of directors to our board. If such a change of control provision is triggered, and we fail to agree necessary amendments to any given loan documentation, then the prepayment provision will be triggered under such loan. Failure to make any such required prepayment could trigger cross-default or cross-acceleration provisions of our other financing agreements, which could lead to our obligations being declared immediately due and payable. A change of control could also impact other contracts and relationships with third parties and may require a renegotiation or reorganization of certain contracts or undertakings.
Operational Risks
As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers.
VEON Ltd. is a holding company and does not conduct any revenue-generating business operations of its own. Its principal assets are the direct and indirect equity interests it owns in its operating subsidiaries, and as a result, VEON Ltd. depends on cash dividends, distributions, loans or other transfers received from its subsidiaries to make dividend payments to its shareholders, including holders of ADSs and ordinary shares, and service interest and principal payments in respect of the indebtedness incurred at its intermediate holding companies, and to meet other obligations. The ability of its subsidiaries to pay dividends and make other transfers to VEON Ltd. is not guaranteed, as it depends on the success of their businesses and may be restricted by applicable corporate, tax and other laws and regulations. Such restrictions include restrictions on dividends, limitations on repatriation of cash and earnings and on the making of loans and repayment of debts, monetary transfer restrictions, covenants in our financing agreements, and foreign currency exchange controls and related restrictions in certain agreements or certain jurisdictions in which VEON Ltd.’s subsidiaries operate or both. Capital controls and other restrictions, asset freezes, including limitations on payment of dividends or international funds transfers may be imposed in Russia, along with punitive taxes and penalties targeted at certain foreign entities, which may impact our ability to receive loan repayments, dividends and distributions from Russia.
Similarly, at times our local operating subsidiaries depend on support received from us through cash generated in other jurisdictions or through debt incurred at the Group-level to make capital expenditures, service debt or to meet other obligations. The ability of an operating subsidiary to receive from, or make a transfer to, another Group entity can be limited by cash restrictions imposed by governments or restrictions in private contracts. The inability to make payments and/or transfer funds within the Group could limit or prohibit the payment of cash dividends, distributions, the repayment of indebtedness or payment of debt servicing obligations and thus could result in a default under any such instruments.
The ongoing conflict between Russia and Ukraine has impaired our ability to make cash transfers into and out of both Russia and Ukraine. In Russia, this is due to many of our entities’ countries of incorporation being considered to be an “unfavorable jurisdiction” by the Russian state. We have also encountered difficulties exchanging currency into Russian rubles for our Russian operations due to sanctions and other restrictions imposed on the Russian banking system. For example, certain Russian banks have been removed from the SWIFT payment messaging system which facilitates transfers of funds between financial institutions and across borders. As the effects of current and any future sanctions continue to put downward pressure on the Russian economy, see —Market Risks—The international economic environment, geopolitical developments and unexpected global events could cause our business to decline, there is the possibility that the Russian government could implement orders prohibiting the transfer of foreign currency, or even Russian rubles, from entities within Russia to entities outside of Russia. In Ukraine, capital controls introduced by the National Bank of Ukraine prohibit our Ukrainian subsidiary from making any interest or dividend payments to us and transferring foreign currency to entities outside of Ukraine.

Furthermore, VEON Ltd.’s ability to withdraw funds and dividends from our subsidiaries and operating companies may depend on the consent of our strategic partners, where applicable, as well as the tax regimes and treaties between the Netherlands and the local jurisdictions in which we operate.
For more information on the legal and regulatory risks associated with our markets and restrictions on dividend payments, see—Regulatory, Compliance and Legal Risks—The telecommunications industry is a highly regulated industry and we are subject to an extensive variety of laws and operate in uncertain judicial and regulatory environments, which may result in unanticipated outcomes that could harm our business and—Market Risks—Banking and other financial systems in many of our countries of operation remain underdeveloped and currency control requirements in certain countries restrict our activities, including as a result of the ongoing conflict between Russia and Ukraine, respectively.
We are exposed to cyber-attacks and other cybersecurity threats that may lead to compromised or inaccessible telecommunications, digital and financial services and/or leaks or unauthorized processing of confidential information, and perceptions of such threats may cause customers to lose confidence in our services.
    Due to the nature of the services we offer across our geographical footprint, we are exposed to cybersecurity threats that could negatively impact our business activities through service degradation, alteration or disruption, including a risk of unauthorized access to our systems, networks and data by private or state-sponsored third parties through exploiting unidentified existing or new weaknesses or flaws in our network or IT systems or disruption by computer malware or other technical or operational issues. Cybersecurity threats could also lead to the compromise of our physical assets dedicated to processing or storing customer, employee, financial data and strategic business information, which would result in exposing this information to possible leakage, unauthorized dissemination and loss of confidentiality.
As each of our operating subsidiaries is responsible for managing their own cybersecurity risks and putting in place all operational preventive, detective and response capabilities, our operations and business continuity is dependent on how well these subsidiaries collectively protect and maintain our network equipment, information technology (“IT”) systems and other assets. Although we devote significant resources to the development and improvement of our IT and security systems, we are and will continue to remain vulnerable to cyber-attacks and other cybersecurity threats that could lead to compromised or inaccessible telecommunications, digital and financial services and/or leaks or unauthorized processing of confidential information, including customer information. Our systems are vulnerable to harmful viruses and the spread of malicious software that could compromise the confidentiality, integrity or availability of technology assets. In addition, unauthorized users or hackers may access and process the customer and business information we hold, or authorized users may improperly process such data. Such risks are inherent in our business operations and we will never be able to fully insulate ourselves from these risks. Our systems will remain vulnerable to attacks by third parties who are able to thwart the safeguards we have in place with tactics that are unforeseen or prove to be too sophisticated, and our systems in Russia and Ukraine may be particularly vulnerable to these attacks given the ongoing conflict.
Moreover, we may experience cyber-attacks and IT and network failures and outrages due to factors under our control, such as malfunction of technology assets or services caused by obsolescence, wear or defects in design or manufacturing, faults during standard or extraordinary maintenance procedures, unforeseen absence of key personnel, and the inability to protect our systems from phishing attacks. There is also a possibility that we are not currently aware of certain undisclosed vulnerabilities in our IT systems, processes and other assets. In such an event, hackers or other cybercrime groups (whether private or state-sponsored) may exploit such vulnerabilities, weaknesses or unidentified backdoors (including previously unidentified designed weaknesses embedded into network or IT equipment allowing access by private or government actors) or may be able to cause harm more quickly than we are able to mitigate (zero-day exploits). Although our subsidiaries have implemented cyber-security strategies for mitigating these risks, we cannot be sure that our network and information technology systems will not be subject to such issues, or, if they are, that we will be able to maintain the integrity of our customers’ and employees’ data or that malware, other technical or operational issues or human error will not disrupt our network or systems and cause significant harm to our operations. For example, in August 2021, certain personal data held by our Russian operations was inadvertently made public due to human error. We have been monitoring the darknet to ensure no information was published, which to date has not occurred, and have been working on mitigation measures to prevent such cases in the future. In addition, from time to time, we experience cyber-attacks of varying degrees to gain access to our computer systems and networks. As of April 15, 2022, we have suffered various cybersecurity incidents, which targeted our internal infrastructure but were contained by our response teams and generated limited or negligible impacts. In addition, we have identified unauthorized access to some of our network systems, possibly with the intention to capture information or manipulate the communications. Although we found no evidence that any such capture or manipulation was performed, we cannot guarantee that they did not take place, that all such attempts will be successfully thwarted in the future or that the impact of such attempts, if successful, would not be material to our business. We have also experienced infections by malware, advanced persistent threats, and network service interruptions during installations of new software. In some of countries of operation, our equipment for the provision of mobile services resides in a limited number of locations or buildings, and disruption to the security or operation of these locations or buildings could result in disruption of our mobile services in those regions. Moreover, the implementation of our business transformation strategies may result in under-investments or failures in internal business processes, which may in turn result in greater vulnerability to technical or operational issues, including harm from failure to detect malware.
Furthermore, due to the ongoing conflict between Russia and Ukraine, there is an increased risk of cyber-attacks or cybersecurity incidents that could either directly or indirectly impact our operations. Any attempts by cyber attackers to disrupt our services or systems, if successful, could harm our business, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brands. Following the onset of the ongoing conflict between Russia and Ukraine, as of the date of this Annual Report on Form 20-F, there have been an increasing number of cyber-attacks on our Russian operations, which have caused service disruptions in certain instances. Our insurance coverage may not be sufficient to cover significant expenses and losses related to such cyber-attacks and cybersecurity incidents.
The occurrence of any of the foregoing events could result in reputational harm, lawsuits, violations of applicable laws, adverse regulatory actions, an inability to operate our digital services or our wireless or fixed-line networks, loss of revenue from business interruption or significant additional costs. As a result of this, our customers may curtail or stop using our products and services, which could harm our business, financial condition, results of operations, cash flows or prospects. In addition, the potential liabilities associated with the occurrence of any of these events could exceed the cyber insurance coverage we maintain and certain violations of applicable laws (including as a result of data leakage) could result in the suspension of operating licenses, imprisonment or fines for the entity and/or the individuals involved.
Our equipment and systems are subject to disruption and failure for various reasons, including as a result of the ongoing conflict in Russia and Ukraine, which could cause us to lose customers, limit our growth, violate our licenses or reduce the confidence of our customers in our ability to securely hold their personal data.
Our technological infrastructure and other property is vulnerable to damage or disruptions from numerous events. These include natural disasters, extreme weather and other environmental conditions, military conflicts, power outages, terrorist acts, riots, government shutdown orders, changes in government regulation, equipment or system failures or an inability to access or operate such equipment or systems, human error or intentional wrongdoings, such as breaches of our network, cyber-attacks or any other types of information technology security threats. For example, we may experience network or technology failures, or a leak or unauthorized processing of confidential customer data, if our technology assets are altered, damaged, destroyed or misused by employees, third parties or other users, either intentionally or due to human error. In addition, as we operate in countries which may have an increased threat of terrorism and military conflict, incidents on or near our premises, equipment or points of sale could result in causalities, property damage, business interruption, legal liability and damage to our brand or reputation. For example, while we have not sustained major damage to our assets in Ukraine thus far as a result of the ongoing conflict between Russia and Ukraine, there can be no assurance that our Ukrainian network will not sustain additional damage that cannot be repaired in a timely manner as the conflict continues.
Interruptions of services due to disruption or failure of our equipment and systems could harm our reputation and reduce the confidence of our customers to provide them with reliable services and hold their personal data. As a result, this could impair our ability to obtain and retain customers and could lead to a violation of the terms of our licenses, each of which could materially harm our business. In addition, the potential liabilities associated with these events could exceed the business interruption insurance we maintain.
We depend on third parties for certain services and equipment, infrastructure and other products important to our business.
We rely on third parties to provide services and products important for our operations. For example, we currently purchase the majority of our network-related equipment from a core number of suppliers, such as Ericsson, Huawei, Nokia, Cisco and ZTE. The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of core and transmission telecommunications equipment, fiber, switching equipment, radio access network solutions, base stations and other services and products on a timely basis. From time to time, we have experienced delays in receiving equipment, installation of equipment, and maintenance services, due to factors such as new and existing telecommunications regulations, customs regulations and governmental investigations or enforcement actions. If this is the case, we may experience temporary service interruptions or service quality problems. As we seek to execute our “infrastructure” strategy and sell our tower assets, as we have done in Russia in December 2021, we will become more exposed to risks associated with our network service partners, including their ability to adequately maintain the tower infrastructure and provide use of it to us through network service agreements.

Since the onset of the conflict between Russia and Ukraine, certain of our business partners have expressed hesitancy or unwillingness to continue to do business with us and concern regarding our ability to perform our existing business contracts. Several existing and prospective business partners have declined to conduct business with us and others may do so in the future. For further discussion, see —Market Risks —The ongoing conflict between Russia and Ukraine is having, and will continue to have, a significant impact on our business, financial condition, results of operations, cash flows and prospects. For a further discussion of how the ongoing conflict between Russia and Ukraine will affect our ability to transact with our suppliers, see —Market Risks—The international economic environment and geopolitical developments could cause our business to decline. Furthermore, even if an entity is not formally subject to sanctions, customers and business partners of such entity may decide to reevaluate or cancel projects with such entity for reputational or other reasons. As result of the ongoing conflict between Russia and Ukraine, various U.S. and other multi-national businesses across a number of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. Depending on the extent and breadth of sanctions, export controls and other measures that may be imposed in connection with the conflict in Ukraine, our business, financial condition and results of operations could be materially and adversely affected.
We do not have direct operational or financial control over our key suppliers and have limited influence with respect to the manner in which these key suppliers conduct their businesses. Our business, including key network and IT projects, could be materially impacted by disruptions to our key suppliers’ businesses or supply chains, due to factors, such as significant geopolitical events, changes in law or regulation, the introduction of restrictions to curb epidemics or pandemics, as seen in the current COVID-19 pandemic, trade tensions and export and re-export restrictions. Any of these factors could affect our suppliers’ ability to procure goods, software or technology necessary for the service, production and satisfactory delivery of the supplies, support services, and equipment that we source from them. For example, in May and August 2019, the U.S. Department of Commerce added Huawei and 114 of its affiliates to its “Entity List”, prohibiting companies globally from directly or indirectly exporting, re-exporting or transferring (in-country) all items subject to U.S. export control jurisdiction to Huawei without authorization and procuring items from Huawei when they know or have reason to know that the items were originally procured by Huawei in violation of U.S. export control regulations. This development continues to be a factor in the management of our supply chain. Further restrictions adopted by the United States, or any other applicable jurisdiction, on Huawei could potentially have a material adverse impact on our operations in certain markets where we are reliant on Huawei equipment or services. Specifically, any restriction on Huawei’s ability to deliver equipment or services, or on our ability to receive such equipment or services, could adversely impact our business, the operation of our networks and our ability to comply with the terms of our operating licenses and local laws and regulations. In addition, if the United States were to impose similar export control restrictions on Russian entities as a result of the ongoing conflict between Russia and Ukraine, that could impact the supply of items critical to the telecommunications sector in Russia and adversely impact our business, the operation of our networks and our ability to comply with the terms of our operating licenses and local laws and regulations.
We have and may continue to outsource all or a portion of construction, maintenance services, IT infrastructure hosting and network capabilities in certain markets. For example, our digital stacks and data management platforms are dependent on third parties and we have also entered into outsourcing initiatives in a number of our countries of operation, including Russia and Kazakhstan. As a result, our business could be materially harmed if our agreements with third parties were to terminate, if our partners experience certain negative developments (financial, legal, regulatory or otherwise), if they become unwilling or unable to service our businesses in Russia, Ukraine or elsewhere, or a dispute between us and such parties occurs, which causes our suppliers to be unable to fulfill their obligations under our agreements with them on a timely basis, or at all. If such events occur, we may attempt to renegotiate the terms of such agreements with the third parties, as we did with Ericsson in February 2019. For more information on this revised agreement, see Item 4.B—Business Overview—Information Technology. There can be no assurance that the terms of such amended agreements will be more favorable to us than those of the original agreements. For more information, see Item 4.D —Property, Plants and Equipment. We also depend on third parties, including software providers and service providers, for our day-to-day business operations. Many of our mobile products and services are sold to customers through third party channels. These third-party retailers, agents and dealers that we use to distribute and sell products are not under our control and may stop distributing or selling our products at any time or may more actively promote the products and services of our competitors. Should this occur with particularly important retailers, agents or dealers, we may face difficulty in finding new retailers, sales agents or dealers that can generate the same level of revenue. In addition, mobile handset providers are at times subject to supply constraints, particularly when there is high demand for a particular handset or when there is a shortage of components.
We cannot assure you that our suppliers will continue to provide services and products to us at attractive prices or that we will be able to obtain such services and products in the future from these or other suppliers on the scale and within the time frames we require, if at all. If our suppliers are unable to provide us with adequate services and products or provide them in a timely manner, our ability to attract customers or offer attractive product offerings could be negatively affected, which in turn could materially harm our business, financial condition, results of operations, cash flows or prospects.

Our business depends on our ability to effectively implement our strategic initiatives and if they are not successfully implemented, the benefits we expect to achieve may not be realized.
The success of our business depends, to a large extent, on our ability to effectively implement our corporate and operational strategies. We continue to transform our business with the aim of improving our operations across all our markets of operation. In September 2019, we announced a strategy framework comprising of three vectors: infrastructure, digital operator and ventures. As part of this strategy, we are focusing on growing customer engagement and retention and through expanding our growth opportunities beyond traditional voice and access data provision into new digitally-enabled services. We are also developing new IT capabilities, including local platforms that enable our customers to manage their accounts and services independently (“self-care”), digital applications (e.g. TV, music, financial services), billing systems and customer relationship management systems in order to improve customer engagement. We have also been focused on identifying, acquiring and developing “know-how” and technologies that open up adjacent growth opportunities, and updating our networks, developing enterprise resource management systems, human capital management systems and enterprise performance management systems, and reducing and simplifying our IT cost base. In addition, we recently implemented a distributed governance model that empowers its operating companies with the authority and accountability to manage their operations subject to certain limits and a framework to allow our operating companies to operate more efficiently and capitalize on local insight.
We cannot assure you that we will be able to implement this strategy or any future strategies fully, within our estimated budget and/or on time, or that it will generate the results we expect. We may experience implementation issues due to a lack of coordination or cooperation with our operating companies or third parties, significant change in key personnel, economic and logistical effects of the ongoing conflict between Russia and Ukraine, or otherwise encounter unforeseen issues, such as technological limitations, regulatory constraints or lack of customer engagement, which could frustrate our expectations regarding cost-optimization and process redesign or otherwise delay or hinder execution of these initiatives. Any inability on our part to implement our current and future strategies effectively could adversely affect our business, financial condition, results of operations, cash flows or prospects.
In addition, the onset of the ongoing conflict between Russia and Ukraine has disrupted our strategic plans in the short-term and diverted management’s attention from such initiatives while focusing on the impact the ongoing conflict has had on our business. In addition, management’s attention may be diverted from operations in other countries, if it continues to focus on our operations in Russia and Ukraine. We may also have to divert and/or hold funds at the Group-level to respond to maintenance capital expenditure requirements in Ukraine and Russia instead of being able to incur strategic and growth-related capital expenditures in the other countries where we have operations. The diversion of management’s attention or funds and resulting disruption to our strategic plans could adversely affect our business, financial condition, results of operations, cash flows or prospects.
Our strategic partnerships and relationships carry inherent business risks.
We participate in strategic partnerships and joint ventures in a number of countries, including telecommunications providers in Kazakhstan (KaR-Tel LLP and TNS-Plus LLP), Algeria (Omnium Telecom Algérie S.p.A., "OTA"), Uzbekistan (Joint Venture Buzton LLC), and Kyrgyzstan (“Sky Mobile” LLC and Terra LLC) as well as an e-commerce platform in Bangladesh, which is held by a parent company in Singapore (a minority holding in Shopup Pte. Ltd.). We do not always have a controlling stake in our affiliated companies and even when we do, our actions with respect to these affiliated companies may be restricted by the shareholders’ agreements entered into with our strategic partners and our ability to withdraw funds and dividends from or exit our investment in these entities may depend on the consent and cooperation of our partners. For example, on July 1, 2021, we exercised our put option in Algeria to sell the entirety of our stake in our Algerian subsidiary to the Algerian National Investment Fund, Fonds National d’Investissement (“FNI”). The exercise of the option initiated a process under which a third party valuation has been undertaken to determine the fair market value at which the transfer is to take place. Under the terms of the shareholders’ agreement with the FNI, the transaction is expected to be completed in the second quarter of 2022 for a sale price of US$682 million. If disagreements develop, or any existing disagreements are exacerbated, this might result in a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.
In addition, we do not have direct control over the conduct of our strategic partners. If any of them become the subject of an investigation, sanctions or liability, or does not act in accordance with our standards of conduct, our reputation and business might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased possibility of a partner defaulting on obligations or losing a partner with important insights in that region. In addition, some of the businesses for which we are not a controlling shareholder operate in highly-regulated markets, such as ShopUp, and as a result we cannot ensure that these business remain compliant with intellectual property, licensing and content restrictions. We could also determine that a partnership or joint venture no longer yields the benefits that we expected to achieve and may decide to exit such initiative, which may result in significant transaction costs or an inferior outcome than was expected when we entered into the partnership or joint venture. For a discussion of how the ongoing conflict between Russia and Ukraine could affect our ability to transact with strategic partners and joint ventures, see —Market Risks—The international economic environment and geopolitical developments could cause our business to decline.
We depend on our senior management, board of directors, and highly skilled personnel, and, if we are unable to retain or motivate key personnel, hire qualified personnel, or implement our strategic goals or corporate culture through our personnel, we may not be able to maintain our competitive position or to implement our business strategy.
Our performance and ability to maintain our competitive position and to implement our business strategy is dependent on the continuity of our global senior management team and highly skilled personnel. Competition for qualified personnel in our markets of operation with relevant expertise is intense, and there can be a limited availability of individuals with the requisite knowledge and relevant experience of the telecommunications and digital services industries and, in the case of expatriates, the ability or willingness to accept work assignments in certain of the jurisdictions in which we operate. We have experienced in recent years, and may continue to experience, certain changes in key management and our board of directors. The ongoing conflict between Russia and Ukraine, including any adverse publicity relating to us, may make it more difficult for us to attract and retain key talent, including senior management, both at the Group-level and also within our key markets.
Furthermore, we may not succeed in instilling our corporate culture and values in our personnel, which could delay or hamper the implementation of our strategic priorities, or our compensation schemes may not always be successful in attracting, retaining and motivating our personnel. Our success is also dependent on our personnel’s ability to adapt to rapidly changing environments and to perform in line with continuous innovations and industry developments. We also may, from time to time, make adjustments or changes to our operating and governance model and there is a risk in such instances that our personnel may not adapt effectively. Although we devote significant attention to recruiting, training and instilling new personnel with our corporate values and culture, there can be no assurance that our existing personnel will successfully be able to adapt to and support our strategic priorities.
The loss of any members of our senior management or our key personnel or an inability to attract, train, retain and motivate qualified members of senior management or highly skilled personnel could have an adverse impact on our ability to compete and to implement our business strategy, which could have a significant impact on our business, financial condition, results of operations, cash flows or prospects.
The telecommunications industry is highly capital intensive and requires substantial and ongoing expenditures of capital.
Our business is highly capital intensive and requires significant amounts of cash to improve and maintain our networks. The physical infrastructure in our countries of operation, including transportation networks, power generation and transmission and communications systems is in poor condition. Supply chain issues arising from the geopolitical developments in Russia and Ukraine, from restrictions enacted as a result of the COVID-19 pandemic, or from other issues, including but not limited to export control regulation and other regulation, may result in significant increases to our costs, capital expenditures or inability to access equipment and technology required for business continuity or expansion. For example, in Russia, public switched telephone networks have reached capacity limits and are in need of modernization, which may create connectivity issues for our customers and as a result, will require us to make additional capital expenditures if there is continued traffic growth and development in the services provided. Our success also depends to a significant degree on our ability to keep pace with new developments in technology, to develop and market innovative products and to update our facilities and process technology, which will require additional capital expenditures in the future.
We cannot provide any assurance that our business will generate sufficient cash flows from operations to enable us to fund our capital expenditures or investments. The amount and timing of our capital requirements will depend on many factors over which we have little or no control, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, the status and timing of competitive developments, and certain regulatory requirements. For example, if network usage develops faster than we anticipate, we may require greater capital investments in shorter time frames than originally anticipated and we may not have the resources to make such investments.
Furthermore, the ongoing conflict between Russia and Ukraine creates uncertainty regarding our capital expenditure plans as we need to retain more flexibility to maintain our infrastructure in Ukraine and respond to the conflict as it develops further. Since the onset of the conflict, a material portion of our uncommitted capital expenditure plans throughout the Group have been delayed. See —Market Risks—The ongoing conflict between Russia and Ukraine is having, and will continue to have, a significant impact on our business, financial condition, results of operations, cash flows and prospects. and —Market

Risks—We have suffered reputational harm as a result of the ongoing conflict between Russia and Ukraine. For example, a decline in gross connections and lower than expected ARPU due to the swift decline in the Russian and Ukrainian economies and the Russian ruble will severely limit our ability to fund capital expenditures in Russia and Ukraine. In Russia, as a result of sanctions and other restrictions affecting the Russian ruble, we may not be able to fund these expenditures from cash generated in other countries or to apply the proceeds from foreign financings to Russian capital expenditures. If that is the case, we may need to access capital from local Russian banks or deplete our Russian ruble-denominated cash reserves. In Ukraine, we have already made expenditures, and as the ongoing conflict continues, may need to spend a significant amount of capital, to repair or replace infrastructure and other systems to ensure consistency of our services.
Although we regularly consider and take measures to improve our capital efficiency, including selling capital intensive segments of our business and entering into managed services and network sharing agreements with respect to towers and other assets, our levels of capital expenditure will remain significant. If we do not have sufficient resources from our operations to finance necessary capital expenditures or we are unable to access funds sufficient to finance necessary capital expenditures, we may be required to raise additional debt or equity financing, which may not be available when needed or on terms favorable to us or at all. See —Liquidity and Capital Risks—We may not be able to raise additional capital, or we may only be able to raise additional capital at significantly increased costs for a further discussion. We cannot assure you that we will generate sufficient cash flows in the future to meet our capital expenditure needs, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could have a material adverse impact on our business, financial condition, results of operations, cash flows or prospects. For more information on our future liquidity needs, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements.
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
As part of our business strategy, we seek from time to time to merge with or acquire other companies or businesses, divest our companies or businesses, form strategic partnerships through investments, the formation of joint ventures or otherwise, for various strategic reasons, including to: simplify our corporate structure; pursue optimal competitive positions in markets in which we have operations; divest certain operations, business lines or assets, including infrastructure and tower assets; acquire more frequency spectrum; acquire new technologies and service capabilities; share our networks or infrastructure; add new customers; increase market penetration; expand into new or enhance “non-telecommunications” services such as digital financial services, banking or digital content; and expand into new markets.
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
•unsuccessful integration of personnel, products, property and technologies of the acquired business or assets;
•higher or unforeseen costs of integration or capital expenditures (including the time and resources of our personnel required to successfully integrate any combined businesses);
•adverse changes in our operating efficiencies and structure;
•difficulties relating to the combined business’s compliance with telecommunications or other regulatory licenses and permissions, compliance with laws, regulations and contractual obligations, ability to obtain and maintain favorable commercial terms, and ability to optimize and protect our assets (including spectrum and intellectual property);
•adverse market reactions stemming from competitive and other pressures;

•difficulties in retaining key employees of the merged or acquired business or strategic partnerships who are necessary to manage the relevant businesses;
•risks related to loss of full control of a merged business, or not having the ability to adequately control and manage an acquired business, strategic partnership or investment, including disagreements or difference in strategy with joint venture partners;
•risks that different geographic regions present, such as currency exchange risks, competition, regulatory, political, economic and social developments, which may, among other things, restrict our ability to successfully capitalize on our acquisition, merger, joint venture or investment;
•adverse customer reaction to the business acquisition or combination;
•increased liability and exposure to unforeseen contingencies and liabilities that we did not contemplate at the time of the merger, acquisition, strategic partnership or investment, including tax liabilities or claims by the counterparty or regulator related to the transaction, for which we may not have obtained contractual protections; and
•a material impairment of our operating results by causing us to incur debt or requiring us to amortize merger or acquisition expenses and merged or acquired assets.
For more information about our recent transactions, see Note 9—Significant Transactions to our Audited Consolidated Financial Statements.
From time to time, we may also seek to divest some of our businesses, including divestitures of operations in certain markets, infrastructure or business lines. Such divestitures may take longer than anticipated or may not happen at all. If these or other divestitures do not occur, close later than expected or do not deliver expected benefits, this may result in decreased cash proceeds and continued operations of non-core businesses that divert the attention of our management. Our success with any divestiture is dependent on effectively and efficiently separating the divested asset or business and reducing or eliminating associated overhead costs which may prove difficult or costly for us. There could also be transitional or business continuity risks or both associated with these divestitures that may impact our service levels and business targets. Furthermore, in some cases, we may agree to indemnify acquiring parties for certain liabilities arising from our former businesses. For example, following the sale of our mobile network towers in Russia in 2021, as part of our “infrastructure” strategy, we may incur increased operating costs in accessing tower and network infrastructure in Russia and are exposed to increased counterparty risks, as our network service provider may not fulfil their obligations under our service agreement or perform the necessary maintenance of the tower infrastructure. Failure to successfully implement or complete a divestiture could also materially harm our business, financial condition, results of operations, cash flows or prospects.
We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services or be required to transfer our existing spectrum allocations, which would have a negative impact on our growth.
We are dependent on access to adequate frequency allocation within the right spectrum bands in each of our markets in order to launch mobile and fixed wireless telecommunications networks and maintain and expand our customer base. However, the availability of spectrum is limited, closely regulated and can be expensive, and we may not be able to obtain the frequency allocations we need from the relevant regulator or third party, without the imposition of burdensome service obligations or incurring commercially unreasonable costs given that the interest from various parties frequently exceeds available spectrum.
In the past, we have experienced difficulties in obtaining adequate frequency allocation in some of the markets in which we operate. For example, we had previously been unable to obtain frequency allocations in an assigned frequency band for the development of our LTE network in Russia, and until March 2021, had held a disproportionately small amount of the available spectrum in Bangladesh given the size of our operations. In addition, we are also vulnerable to government action that impairs our frequency allocations. For example, the government of Uzbekistan ordered the equitable reallocation amongst all telecommunications providers in the market, which has affected approximately half of the 900 MHz and 1800 MHz radio frequencies of our Uzbek subsidiary, Unitel LLC, which came into effect in 2018. Frequency allocations may also be issued for periods that are shorter than the terms of our licenses to provide telecommunications services in our countries of operation, and such allocations may not be renewed in a timely manner, or at all. In the event that we are unable to acquire sufficient frequency allocations in each of our countries of operations to support the growth of our customer base and products, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected.

We may also be subject to increases in fee payments for frequency allocations under the terms of some of our licenses or to obtain new licenses.
Legislation in many countries in which we operate, including Russia and Pakistan, requires that we make payments for frequency spectrum usage. The fees for all available frequency assignments, as well as allotted frequency bands for different mobile communications technologies, are significant. For example, in Pakistan, the PTA issued a license renewal decision on July 22, 2019 requiring payment of an aggregate price of approximately US$450 million, a decision which is currently under appeal in the Pakistan Supreme Court, even though the license renewal was signed under protest on October 18, 2021.
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
Our ability to profitably provide telecommunications services depends in part on the terms of our interconnection agreements and access to third-party owned infrastructure and networks, over which we have no direct control.
Our ability to provide high quality telecommunications services depends on our ability to secure and maintain interconnection and roaming agreements with other mobile and fixed-line operators and access to infrastructure, networks and connections that are owned or controlled by third parties and governments. Interconnection is required to complete calls that originate on our respective networks but terminate outside our respective networks, or that originate from outside our respective networks and terminate on our respective networks. While we have interconnection agreements in place with other operators, we do not have direct control over the quality of their networks and the interconnection and roaming services they provide. Outages, disconnections or restrictions, including governmental, to access affecting these international connections can have a significant impact on our ability to offer services and data connectivity to our customers. In addition, certain roaming partners have been targeted by sanctions restrictions, which has led us to change or terminate certain roaming relationships, and as a result of the ongoing conflict between Russia and Ukraine, there is a possibility that certain of our partners could choose to terminate their roaming relationships with us. See —Market Risks—The international economic environment, geopolitical developments and unexpected global events could cause our business to decline. Any difficulties or delays in interconnecting with other networks and services, or the failure of any operator to provide reliable interconnection or roaming services to us on a consistent basis, could result in a loss of customers or a decrease in traffic, which would reduce our revenues and harm our business, financial condition, results of operations, cash flows or prospects. For more information on our interconnection agreements, see Item 4.B —Business Overview.
Securing these interconnection and roaming agreements and access on cost-effective terms is critical to the economic viability of our operations. Our countries of operation have a limited number of international cable connections providing access to internet, data service and call interconnection and such international connections may be controlled by national governments that may seek to control or restrict access from time to time or impose conditions on pricing and availability which may impact our access and the competitiveness of our pricing. In certain of the markets in which we operate, the relevant regulator sets mobile termination rates (“MTRs”), which are fees for access and interconnection that mobile operators charge for calls terminating on their respective networks. If any such regulator sets MTRs that are lower for us than the MTRs of our competitors, our interconnection costs may be higher and our interconnection revenues may be lower, relative to our competitors. Moreover, even in cases of equal MTRs on the market for all players, the lowered MTR significantly impacts our revenue on a particular market. A significant increase in our interconnection costs, or decrease in our interconnection rates, as a result of new regulations, commercial decisions by other operators, increased inflation rates in the countries in which we operate or a lack of available line capacity for interconnection could harm our ability to provide services, which could in turn harm our business, financial condition, results of operations, cash flows or prospects.
The loss of important intellectual property rights, as well as third-party claims that we have infringed on their intellectual property rights could significantly harm our business.
We regard our copyrights, service marks, trademarks, trade names, trade secrets, know-how and similar intellectual property, including our rights to certain domain names, as important to our continued success. For example, our widely recognized logos, such as “VEON”, “Beeline” (Russia, Kazakhstan, Uzbekistan, Georgia and Kyrgyzstan),

“Kyivstar” (Ukraine), “Jazz” (Pakistan), “Djezzy” (Algeria) and “Banglalink” (Bangladesh), have played an important role in building brand awareness for our services and products. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and the enforcement of court decisions is difficult. In addition, as we continue our investment into a growing ecosystem of local digital services and execute our “digital operator” strategy, we will need to ensure that we have adequate legal rights to the ownership or use of necessary source code, content, and other intellectual property rights associated with our systems, products and services. For example, a number of platforms and non-connectivity services we offer are developed using source code created in conjunction with third parties. Even though we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology and software, access to and use of source code and other necessary intellectual property, third parties may still infringe or misappropriate our intellectual property. We may be required to bring claims against third parties in order to protect our intellectual property rights, and we may not succeed in protecting such rights. As a result, we may not be able to use intellectual property that is material to the operation of our business.
    We are in the process of registering, and maintaining and defending the registration of, the VEON name and logo as trademarks in the jurisdictions in which we operate and other key territories, along with our other key trademarks and tradenames, logos and designs. As of March 1, 2022, we have achieved registration of the VEON name in thirteen of the seventeen jurisdictions sought (although in only certain classes in the European Union), with the remaining four pending. With respect to the logo, we have achieved registration in thirteen of the seventeen jurisdictions sought (although in only certain classes in the European Union and Bermuda), with the remaining four pending. The timeline and process required to obtain trademark registration can vary widely between jurisdictions.
In addition, as the number of convergent product offerings, such as JazzCash, Toffee TV, Tamasha and Beeline TV, and overlapping product functions increase as we execute our “ventures” and “digital operator” strategies, the possibility of intellectual property infringement claims against us may correspondingly increase. Producers and distributors of content face potential liability for negligence, copyright and trademark infringement and other claims based on the nature and content of materials, such as morality laws in Bangladesh and Pakistan. As we expand our offerings of these services, our ability to provide our customers with content depends on obtaining various rights from third parties on terms acceptable to us.
Current and new intellectual property laws may affect our ability to protect our innovations and defend against third-party claims of intellectual property rights infringement. The costs of compliance with these laws and regulations are high and are likely to increase in the future. Claims have been, or may be threatened and/or filed against us for intellectual property infringement based on the nature and content in our products and services, or content generated by our users. Any such claims or lawsuits, whether with or without merit, could result in substantial costs and diversion of resources, could cause us to cease offering or licensing services and products that incorporate the challenged intellectual property, or could require us to develop non-infringing products or services, if feasible, which could divert the attention and resources of our technical and management personnel. We cannot assure you that we would prevail in any litigation related to infringement claims against us. A successful claim of infringement against us could result in us being required to pay significant damages, cease the development or sale of certain products and services that incorporate the challenged intellectual property, obtain licenses from the holders of such intellectual property which may not be available on commercially reasonable terms, or otherwise redesign those products to avoid infringing upon others’ intellectual property rights, any of which could have a significant impact on our business and our ability to compete.
Regulatory, Compliance and Legal Risks
The telecommunications industry is a highly regulated industry and we are subject to an extensive variety of laws and operate in uncertain judicial and regulatory environments, which may result in unanticipated outcomes that could harm our business.
Our operations are subject to different and occasionally conflicting laws and regulations in each of and between the jurisdictions in which we operate, which could result in market uncertainty and the lack of clear criteria. Regulatory compliance may be costly and involve a significant expenditure of resources, thus negatively affecting our financial condition. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards, additional obligations or more stringent laws or regulations, could result in significant additional costs, including fines and penalties, operational burdens and other difficulties associated with not complying in a timely manner, or at all, with new or existing legislation or the terms of any notices or warnings received from the telecommunications and other regulatory authorities. In addition, the application of the laws and regulations of any particular country is frequently unclear and may result in adverse rulings or audit findings by courts or government authorities resulting from a change in interpretation or inconsistent application of existing law. As a result of the ongoing conflict between Russia and Ukraine, these risks are compounded in those jurisdictions, as there is a risk that laws and regulations affecting telecommunications companies operating in those jurisdictions may be changed dramatically and in ways that are adverse to our operations and results. For a further discussion on the ongoing conflict between Russia and Ukraine and its impact on our business, see —Market Risks—The ongoing conflict between Russia and Ukraine is having, and will continue to have, an adverse impact on our business, financial condition, results of operations, cash flows and prospects. For a discussion on the risks associated with operating in emerging markets, see —Market Risks—Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks.
Mobile, internet, fixed-line, voice, content and data markets generally are subject to extensive regulatory requirements, such as strict licensing regimes, antitrust and consumer protection regulations. Our ability to provide our mobile services is dependent on obtaining and maintaining the relevant licenses. These licenses are limited in time and subject to renewal. While we are confident in our ability to obtain renewals upon request, we may not reliably predict the financial and other conditions at which such renewals will be granted. See—Our licenses are granted for specific periods and may be suspended, revoked or we may be unable to extend or replace these licenses upon expiration and we may be fined or penalized for alleged violations of law, regulations or license terms. In addition, regulations may be especially strict in those countries in which we are considered to hold a significant market position (Ukraine, Pakistan and Uzbekistan), a dominant market position (Russia and Kazakhstan) or are considered a dominant company (Kyrgyzstan). The applicable rules are generally subject to different interpretations and the relevant authorities may challenge the positions that we take, resulting in unpredictable outcomes such as restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for the use of changes to our frequency, receiving regulatory approvals of our tariffs plans and importing and certifying our equipment.
As we expand certain areas of our business and provide new services, such as MFS, DFS, banking, digital content, other non-connectivity services, or value-added and internet-based services, we may be subject to additional laws and regulations. For more on risks related to MFS and DFS, see —Our MFS and DFS offerings are complex and increase our exposure to fraud, money laundering and reputational risk.
In addition, certain regulations may require us to reduce retail prices, roaming prices or MTR and/or fixed-line termination rates, require us to offer access to our network to other operators, or result in the imposition of fines if we fail to fulfill our service commitments. In some of our countries of operation, we are required to obtain approval for offers and advertising campaigns, which can delay our marketing campaigns and require restructuring of business initiatives. We may also be required to obtain approvals for certain acquisitions, reorganizations or other transactions, and failure to obtain such approvals may impede or harm our business and our ability to adjust our operations or acquire or divest of businesses or assets. Laws and regulations in some jurisdictions oblige us to install surveillance, interception and data retention equipment to ensure that our networks are capable of allowing the government to monitor data and voice traffic on our networks. For example, in Russia, telecommunications operators are required to provide information to Russian investigative authorities and gradually install pre-approved equipment to ensure storage of metadata for three years and contents of communications for six months pursuant to Federal Law No 374-FZ (commonly referred to as the Yarovaya laws). Violation of these laws by an operator may result in fines, suspension of activities or license revocation. See—Anti-terror legislation passed in Russia and other jurisdictions could result in additional operating costs and capital expenditures for a discussion of the impact of the Yarovaya laws on our business. The nature of our business also subjects us to certain regulations regarding open internet access or net neutrality.
Regulatory requirements and compliance with such regulations may be costly and involve a significant expenditure of resources, which could impact our business operations and may affect our financial performance. We face regulatory risks and costs in each of the markets in which we operate and may be subject to additional regulations in future. In particular, our ability to compete effectively in existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which we are subject, or extend such restrictions and obligations to new services and markets, or otherwise withdraw or adopt regulations, which may cause delays in implementing our strategies and business plans and create a more challenging operating environment. Furthermore, our ability to introduce new products and services may also be affected if we do not accurately predict how existing or future laws, regulations or policies would apply to such products and services, which could prevent us from realizing a return on our investment in their development. Any failure on our part to comply with existing or new laws and regulations can result in negative publicity, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, diversion of management time and effort, increased competitive and pricing pressure on our operations, significant fines and liabilities, third party civil claims, and other penalties or otherwise harm our business, financial condition, results of operations, cash flows or prospects.

For more information on the regulatory environment in which we operate, certain regulatory developments and trends and their impact on our business, see Exhibit 99.2—Regulation of Telecommunications.
Violations of and changes to applicable sanctions and embargo laws, including export control restrictions, may harm our business.
Various governmental authorities have imposed significant penalties on companies that fail to comply with the requirements of applicable sanctions and embargo laws and regulations, as well as export control restrictions. We are subject to certain sanctions and embargo laws and regulations and export control restrictions of the United States, the United Nations, the European Union, the United Kingdom and the jurisdictions in which we operate, including those that have been imposed in response to the ongoing conflict between Russia and Ukraine. Sanctions and embargo and export control laws and regulations generally establish the scope of their own application, which arise for different reasons and can vary greatly by jurisdiction.
The scope of such laws and regulations may be expanded, sometimes without notice, in a manner that could materially adversely affect our business, financial condition, results of operations, cash flows or prospects. For example, in the United States, Congress enacted the Export Controls Act of 2018 (“ECA”) which aims to enhance protection of U.S. technology resources by imposing greater restrictions on the transfer to non-U.S. individuals and companies, particularly through exports to China, of certain key foundational and emerging technologies and cyber-security considered critical to U.S. national security. In recent years, the Department of Commerce has also broadened the scope of U.S. export controls measures to protect a wider range of national security interests, including telecommunications technology, against perceived challenges presented by China, and has introduced heightened export restrictions targeting parties identified as military end-users and military intelligence end-users, including parties in Russia and China. This has had an effect on our ability to procure certain supplies for our business and transact with certain business partners. In response to these developments, countries, such as China, have also adopted sanctions countermeasures that may impact our future ability to ensure our suppliers’ compliance with these laws.
Our recent unsponsored listings on MOEX and the St. Petersburg Stock Exchange (“SPB Exchange”) also exposes us to increased risk that designated individuals and entities may buy, sell or otherwise transact with VEON Ltd.’s shares, as there are certain brokers in the Russian market that are currently designated entities and certain brokers do not have policies against providing services to designated individuals or entities. Further, in March 2022, the U.S. government imposed expansive new export control restrictions on Russia’s ability to obtain goods, software and technology subject to U.S. export control jurisdiction, including a broad array of foreign-made items that were previously not subject to U.S. export control jurisdiction. These restrictions apply to items critical to the telecommunications sector and could have an adverse impact on our ability to maintain and/or improve our infrastructure and adversely impact the availability and quality of our services in Russia and therefore have a significant impact on our operations and results of operation.
Notwithstanding our policies and compliance controls, we may be found in the future to be in violation of applicable sanctions and embargo laws, particularly as the scope of such laws, including those recently imposed following the Russia-Ukraine conflict, may be unclear and subject to discretionary interpretations by regulators, which may change over time. If we fail to comply with applicable sanctions or embargo laws and regulations, we could suffer severe operational, financial or reputational consequences. Moreover, certain of our financing arrangements include representations and covenants requiring compliance with or limitation of activities under sanctions and embargo laws and regulations of certain additional jurisdictions, the breach of which may trigger defaults or cross-defaults of mandatory prepayment requirements in the event of a breach thereof. For a discussion of risks related to export and re-export restrictions, see—Operational Risks—We depend on third parties for certain services and equipment, infrastructure and other products important to our business.
We could be subject to tax claims and repeated tax audits that could harm our business.
Tax declarations together with related documentation are subject to review and investigation by a number of authorities in many of the jurisdictions in which we operate, which are empowered to impose fines and penalties on taxpayers. Tax audits may result in additional costs to our group if the relevant tax authorities conclude that an entity of our group did not satisfy their relevant tax obligations in any given year. Such audits may also impose additional burdens on us by diverting the attention of management resources.
Tax audits in the countries in which we operate are conducted regularly, but their outcomes may not be fair or predictable. In the past, we have been subject to substantial claims by tax authorities in Russia, Algeria, Egypt, Pakistan, Bangladesh, Ukraine, Kazakhstan, Georgia, Uzbekistan, and Kyrgyzstan. These claims have resulted, and future claims may result, in additional payments, including interest, fines and other penalties, to the tax authorities.

There can be no assurance that we will prevail in litigation with tax authorities and that the tax authorities will not claim that additional taxes, interest, fines and other penalties are owed by us for prior or future tax years, or that the relevant governmental authorities will not decide to initiate a criminal investigation or prosecution, or expand existing criminal investigations or prosecutions, in connection with claims by tax inspectorates, including those relating to individual employees and for prior tax years. We have been the subject of repeat complex and thematic tax audits in Kyrgyzstan, Russia and Pakistan, which, in some instances, have resulted in payments made under protest pending legal challenges and/or to avoid the initiation or continuation of associated criminal proceedings. The outcome of these audits or the adverse or delayed resolution of other tax matters, including where the relevant tax authorities may conclude that we had significantly underpaid taxes relating to earlier periods, could harm our business, financial condition, results of operations, cash flows or prospects.
For more information regarding tax claims and tax provisions and liabilities and their effects on our financial statements, see Note 7—Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.
Changes in tax treaties, laws, rules or interpretations could significantly adversely affect on our business, and the unpredictable tax systems in the markets in which we operate give rise to significant uncertainties and risks that could complicate our tax and business decisions.
The introduction of new tax laws or the amendment of existing tax laws, such as those relating to transfer pricing rules or the deduction of interest expenses in the markets in which we operate, may also increase the risk of adjustments being made by the tax authorities and, as a result, could have a material adverse impact on our business, financial condition, results of operations, cash flows or prospects. For example, within the Organization for Economic Co-operation and Development (“OECD”) there is an initiative aimed at avoiding base erosion and profit shifting (“BEPS”) for tax purposes. This OECD BEPS project has resulted in further developments in other countries and in particular in the European Union.
Our business decisions take into account certain taxation scenarios, which could be proven to be untrue in the event of an adverse decisions by tax authorities or changes in tax treaties, laws, rules or interpretations. For example, we are vulnerable to changes in tax laws, regulations and interpretations in the Netherlands, our current resident state for tax purposes, and in our other countries of operation.
These considerations are compounded by the fact that the interpretation and enforcement of tax laws in the emerging markets in which we operate tend to be unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions. Any additional tax liability imposed on us by tax authorities in this manner, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities’ interpretations of the respective double tax treaties in effect, could harm our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. For example, as a result of the termination of the double tax treaty between Russia and the Netherlands that became effective on December 31, 2021, Russian interest withholding tax increased from 0% to 20% on our existing intercompany loans between our Dutch and Russian entities. We have incurred costs and diverted personnel resources to reduce the impact of this increase in withholding tax on our financing operations. Furthermore, we may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.
The tax laws and regulations in our jurisdictions of operation are complex and subject to varying interpretations and degrees of enforcement, we cannot be sure that our interpretations are accurate or that the responsible tax authority agrees with our views. If our tax positions are challenged by the tax authorities or if there are any unforeseen changes in applicable tax laws, we could incur additional tax liabilities, which could increase our costs of operations and significantly harm our business, financial condition, results of operations, cash flows or prospects.
Laws restricting foreign investment could materially harm our business.
In recent years, an increasing number of jurisdictions have introduced rules restricting foreign investment or have strengthened existing rules, and our business could be materially harmed by such new or existing laws.
The Russian government has historically placed limitations on the ability of foreign persons to own and invest in companies that operate in Russia, and such restrictions have already and will continue to be increased as the ongoing conflict between Russia and Ukraine continues. For a discussion of the recently-enacted sanctions, see Item 5—Operating and Financial Review and Prospects—Recent Developments—The Conflict Between Russia and Ukraine. For a discussion of the laws already enacted affecting foreign investment, see Exhibit 99.2—Regulation of Telecommunications—Regulation of Telecommunications

in Russia—Other, including the Deoffshorization Law, where since VEON Ltd. is incorporated in Bermuda (which is considered an “offshore” jurisdiction for purposes of the Deoffshorization Law), our operating subsidiary in Russia is prohibited from participating in new state and municipal procurement procedures in Russia.
There is also a law restricting foreign investment in Kazakhstan. The national security law of Kazakhstan states that a foreign company or individual cannot directly or indirectly own more than a 49% stake in an entity that carries out telecommunications activities as an operator of long-distance or international communications or owns fixed communication lines without the consent of the Ministry of Digital Development, Innovation and Aerospace Industry and national security authorities in Kazakhstan. For more information, see Exhibit 99.2—Regulation of Telecommunications—Regulation of Telecommunications in Kazakhstan.
The existence of such laws that restrict foreign investment could hinder potential business combinations or transactions resulting in a change of control, or our ability to obtain financing from foreign investors should prior regulatory approval be refused, delayed or require foreign investors to comply with certain conditions, which could materially harm our business, financial condition, results of operations, cash flows or prospects.
New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.
As a telecommunications operator, with DFS, MFS, banking, digital content and other non-connectivity offerings, we are subject to a variety of national and local laws and regulations in the countries in which we do business. These laws and regulations apply to many aspects of our business. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages, including the revocation of some of our licenses. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards, additional obligations or more stringent laws or regulations, including revision in regulations for license and frequency allocation and changes in foreign policy or trade restrictions and regulations (including in all respects in Russia or in Ukraine as a consequence of the ongoing conflict between Russia and Ukraine) could have a significant adverse impact on our business, financial condition, results of operations, cash flows or prospects.
For example, in some of the markets in which we operate, SIM verification and re-verification initiatives have been implemented, which could result in the loss of some of our customer base in a particular market. In addition to customer losses, such requirements can result in claims from legitimate customers who are incorrectly blocked, fines, license suspensions and other liabilities for failure to comply with the requirements. To the extent re-verification and/or new verification requirements are imposed in the jurisdictions in which we operate, it could have an adverse impact on our business, financial condition, results of operations and prospects.    In addition, many jurisdictions in which we operate have seen the adoption of data localization and protection laws that prohibit the collection of certain personal data through servers located outside of the respective jurisdictions.
    In some jurisdictions in which we operate legislation is being implemented to establish a legal framework for preventing cyber-attacks and protecting critical information infrastructure. For example, Russian telecommunications operators are obliged to take various measures to protect their information infrastructure, provide reliable data transmission channels and inform government agencies and partners about incidents on critical information infrastructure. In addition, Federal Law No. 90-FZ “On certain amendments to the Federal Law ‘On communications’ and Federal Law ‘On information, information technologies and information protection’” (commonly referred to as the RuNet law) was adopted in Russia in 2019. The RuNet law is aimed at the development of an autonomous system that can support the operation of the internet in Russia in the event of disconnection from the global network and allow the Russian government to centralize, control and restrict data traffic in case of certain emergencies as may be determined by the Russian authorities. The provisions of the RuNet law impose a number of obligations that aim to ensure the centralization and control over data traffic on a broad range of persons. Telecommunications operators, including us, are required to, among other things, install counter-threat equipment to be provided by the Russian authorities, participate in trainings and file certain notifications to the Russian authorities. We are currently in the process of ensuring compliance with these requirements. However, the application of the RuNet law may, among other things, reduce the data transfer speed significantly, adversely affect the functioning of our infrastructure and business operations, restrict the use of or result in interruption of certain services, and trigger material costs. Most of the provisions of the RuNet law and subordinate legislation entered into force between November 1, 2019 and May 11, 2020. On December 30, 2020, the Russian government decree “On licensing of activities in the field of communication services” introduced a new license requirement: ensuring the implementation of requirements related to the stability, security and integrity of the internet. The new provisions came into force on January 1, 2021. The implementation and support of measures to comply with the legislation may lead to substantial investments.

    For a discussion of certain regulatory developments and trends and their impact on our business, see Exhibit 99.2—Regulation of Telecommunications.
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
Such misconduct could include, but is not limited to, misappropriating funds, conducting transactions that are outside of authorized limits, engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities, including activities in exchange for personal benefit or gain or activities that otherwise do not complying with applicable laws or our internal policies and procedures. The risk of fraud or other misconduct could increase as we expand certain areas of our business. See—Our MFS and DFS offerings are complex and increase our exposure to fraud, money laundering, reputational and regulatory risk below for further discussion of this increased risk.
In addition to any potential legal and financial liability, our reputation may also be adversely impacted by association, action or inaction that is either real or perceived by stakeholders or customers to be inappropriate or unethical. Reputational risk may arise in many different ways, including, but not limited to any real or perceived:
•failure to act in good faith and in accordance with our values, Code of Conduct, other policies, procedures, and internal standards;
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
We regularly review and update our policies and procedures and internal controls, which are designed to provide reasonable assurance that we and our personnel comply with applicable laws and our internal policies. We have also issued a Business Partner Code of Conduct that we expect our representatives, agents, suppliers and other third parties to follow and conduct risk-based training for our personnel. However, there can be no assurance that such policies, procedures, internal controls and training will, at all times, prevent or detect misconduct and protect us from liability arising from actions of our employees, representatives, agents, suppliers, customers or other third parties.
We are subject to anti-corruption laws in multiple jurisdictions.
We operate in countries which pose elevated risks of corruption and are subject to a number of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act, the anti-corruption provisions of the Dutch Criminal Code in the Netherlands and local laws in the jurisdictions in which we operate. An investigation into allegations of non-compliance or a finding of non-compliance with anti-corruption laws or other laws governing the conduct of business may subject us to administrative and other financial costs, reputational damage, criminal or civil penalties or other remedial measures, which could significantly harm our business, financial condition, results of operations, cash flows or prospects. Anti-corruption laws generally prohibit companies and their intermediaries from promising, offering or giving a financial or other things of value or advantage to someone for the purpose of improperly influencing a matter or obtaining or retaining business or rewarding improper conduct. The FCPA further requires issuers, including foreign issuers with securities registered on a U.S. stock exchange to maintain accurate books and records and a system of sufficient internal controls. We regularly review and update our policies and procedures and internal controls to provide reasonable assurance that we and our personnel comply with the applicable anti-corruption laws, although we cannot guarantee that these efforts will be successful.

We maintain a Business Partner Code of Conduct and attempt to obtain assurances from distributors and other intermediaries, through contractual and other legal obligations, that they also will comply with anti-corruption laws applicable to them and to us. However, these efforts to secure legal commitments are not always successful. There are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. There can be no assurance that such policies or procedures or internal controls will work effectively at all times or protect us against liability under anti-corruption or other laws for actions taken by our personnel, distributors and other intermediaries with respect to our business or any businesses that we may acquire. Our Business Partner Code of Conduct is available on our website at http://www.veon.com.
In addition, as previously disclosed, the Deferred Prosecution Agreement (“DPA”) that VEON entered into with the U.S. Department of Justice (“DOJ”) on February 18, 2016 has concluded and the criminal charges that had been deferred by the DPA have been dismissed. Since concluding the DPA, we have provided, and may in the future provide, updates on certain internal investigations related to potential misconduct to the U.S. authorities. In the event that any of these matters lead to governmental investigations or proceedings, it could lead to reputational harm and have a material adverse impact on our business, financial condition, results of operations, cash flows or prospects.
Our MFS and DFS offerings are complex and increase our exposure to fraud, money laundering, reputational and regulatory risk.
MFS and DFS offerings are complex and subject to regulatory requirements which are different from the traditional regulatory requirements of a telecommunications business. They may involve cash handling or other value transfers, exposing us to the risk that our customers or business partners engage in fraudulent activities, money laundering or terrorism financing. Violations of anti-money laundering and counter-terrorist financing laws, know-your-customer rules, and customer name screening and monitoring requirements or other regulations applicable to our MFS/DFS offerings could result in legal and financial liability or reputational damage and harm our business, financial condition, results of operations, cash flows or prospects. The regulations governing these services are evolving and, as they develop, regulations could become more onerous, impose additional controls, reporting or disclosure obligations, or limit our flexibility to rapidly deploy new products, which may limit our ability to provide our services efficiently or in the way originally envisioned. In addition, as we seek to execute our “ventures” strategy, we may seek to expand our MFS and DFS offerings, thereby compounding our exposure to such risks.
For example, Mobilink Bank in Pakistan carries on a microfinance banking business and provides certain MFS, DFS and traditional banking services in Pakistan under a license that was granted by the State Bank of Pakistan and is subject to regulation by the State Bank of Pakistan. Such regulations and banking laws are subject to change from time to time, including with respect to capitalization requirements and we may be required to increase the capitalization of Mobilink Bank from time to time and may be required to inject funds to cover any losses that the bank suffers. Mobilink Bank’s activities may expose us to a risk of liability under banking and financial services compliance laws, including, for example, anti-money laundering and counter-terrorist financing regulations.
    In addition, because our MFS and DFS offerings require us to process personal data (such as, consumer names, addresses, credit and debit card numbers and bank account details), we must comply with strict data privacy and consumer protection laws. For more information on the risks associated with possible unauthorized disclosure of such personal data, see—We collect and process sensitive customer data, and are therefore subject to an increasing amount of data privacy laws and regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations.
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

We collect and process sensitive personal data, and are therefore subject to an increasing number of data privacy laws and regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations.
We are subject to various, and at times conflicting, data privacy laws and regulations that apply to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual, such as names and contact information, IP addresses, (e-mail) correspondence, call detail records and browsing history. Many countries have additional laws that regulate the processing, retention and use of communications data, including both content and metadata. These laws and regulations are subject to frequent revisions and differing interpretations and are becoming more stringent over time.
We are subject to numerous data protection regulations. For example, in Russia and certain other jurisdictions in which we operate, we are subject to other data protection laws and regulations that establish different categories of information such as state secrets and personal data of our customers, which have different corresponding levels of protection, permitted registration, disclosure and required safeguards. In each case, we are required to implement the appropriate level of data protection and cooperate with government authorities on law enforcement disclosures for state secrets and personal data of our customers. In our operating jurisdictions, new laws and regulations may be introduced subjecting us to more rigorous and stringent data protection or privacy requirements which may result in increased compliance costs and business risks or potential liability and exposure to fines and sanctions. In addition, the European Union introduced a data protection framework, the General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018 and is still applicable in the United Kingdom following its withdrawal from the European Union on December 31, 2020. While we believe that the processing of personal data by a limited number of our entities, including our Amsterdam and London offices and central operating entities within the European Union and the United Kingdom, are subject to GDPR, our operations in other markets, such as in Ukraine, may also become subject to this regulation. For example, if such operations involve the offering of goods or services to, or monitoring the behavior of, individuals in the European Union and the United Kingdom or if other markets align their data privacy requirements to those of the GDPR. Laws and regulations may also become more stringent over time. For example, the current draft of the EU ePrivacy Regulation is expected to be expanded to regulate the processing of electronic communications data carried out in connection with the provision and the use of publicly available electronic communications services to users in the European Union, regardless of whether the processing itself takes place in the European Union. This could broaden the exposure of our business to data protection liability, restrict our ability to leverage our data and increase our costs. For a discussion of other telecommunications related data protection related laws and regulations that affects our business, see Exhibit 99.2—Regulation of Telecommunications.
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
Furthermore, the laws and regulations regarding data privacy may become more stringent over time. For example, the European Commission has also proposed a draft of the new ePrivacy Regulation on January 10, 2017. The current draft of the ePrivacy Regulation is going through the EU legislative process and is intended to replace the 2002/58 e-Privacy Directive. When it comes into effect, it is expected to regulate the processing of electronic communications data carried out in connection with the provision and the use of publicly available electronic communications services to users in the European Union, regardless of whether the processing itself takes place in the European Union. Unlike the current ePrivacy Directive, the draft ePrivacy Regulation will likely apply to OTT service providers as well as traditional telecommunications service providers (including the requirements on data retention and interception and changes to restrictions on the use of traffic and location data). Our entities established in the European Union, which process such electronic communications data are likely to be subject to this regime. The current draft of the ePrivacy Regulation also regulates the retention and interception of communications data as well as the use of location and traffic data for value added services, imposes stricter requirements on electronic marketing, and changes to the requirements for use of tracking technologies, such as cookies. This could broaden the exposure of our business lines based in the European Union to data protection liability, restrict our ability to leverage our data and increase the costs of running those businesses. The draft law also significantly increases penalties for non-compliance.

Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards may result in governmental enforcement actions and investigations, blockage or limitation of our services, fines and penalties. In general, mobile operators are directly liable for actions of third parties to whom they forward personal data for processing. If the third parties we work with violate applicable laws, contractual obligations or suffer a security breach, such violations may also put us in breach of our obligations under privacy laws and regulations and/or could in turn have a material adverse effect on our business. In addition, concerns regarding our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters could result in negative publicity and have an adverse effect on our reputation. Violation of these data privacy laws and regulations may lead to a seizure of our database and equipment, imposition of administrative sanctions (including in the form of fines, suspension of activities or revocation of license) or result in a ban on the processing of personal data, which, in turn, could lead to the inability to provide services to our customers. The occurrence of any of the aforementioned events, individually or in the aggregate, could harm our brand, business, financial condition, results of operations, cash flows or prospects.
Anti-terror legislation passed in Russia and other jurisdictions could result in additional operating costs and capital expenditures.
    Russian Federal Law No 374-FZ (the “Yarovaya law”) amended anti-terrorism legislation and imposed certain obligations on communication providers, including, among others, a requirement to store certain communications information for a specified period of time. This requirement came into force on July 1, 2018 for voice traffic and on October 1, 2018 for data traffic. Failure to comply with the Yarovaya law may lead to administrative fines and could impact our licenses. The implementation and support of measures to comply with the legislation led to substantial investments for the design of our IT systems in Russia and the purchase of specialized equipment and tools, as the Russian authorities required, among other things, the use of specific storage equipment. We estimate that total Yarovaya law-related expenditures will be RUB 45 billion over five to seven years starting from 2018. Although the Yarovaya-law-related investment plans are progressing in alignment with legal requirements, it is possible that in the future the Russian government will adopt additional requirements, which will lead to additional expenditures or otherwise necessitate additional investments to be compliant. For more information on the Yarovaya Law, see Exhibit 99.2—Regulation of Telecommunications—Russia
    Similar legislation has been implemented, or is being contemplated, in our other countries of operation. Compliance with such measures may require substantial costs and management resources and conflict with our legal obligations in other countries. Failure to comply may lead to administrative fines, impair our ability to operate or cause reputational damage. In addition, compliance with any such obligations may prompt allegations related to data privacy or human rights concerns, which could in turn result in reputational harm or otherwise impact our ability to operate or our business, financial condition, results of operations, cash flows or prospects.
We are, and may in the future be, involved in, associated with, or otherwise subject to legal liability in connection with disputes and litigation with regulators, competitors and third parties, which when concluded, could have an adverse impact on our business.
We are party to a number of lawsuits and other legal, regulatory or antitrust proceedings and commercial disputes, the final outcome of which are uncertain and inherently unpredictable. We may also be subject to claims concerning certain third-party products, services or content we provide by virtue of our involvement in marketing, branding, broadcasting or providing access to them, even if we do not ourselves host, operate, provide, or provide access to, these products, services or content. In addition, we currently host and provide a wide variety of services and products that enable users to engage in various online activities. The law relating to the liability of providers of these online services and products for the activities of their users is still unsettled in some jurisdictions. Claims may be threatened or brought against us for defamation, negligence, breaches of contract, copyright or trademark infringement, unfair competition, tort, including personal injury, fraud or other grounds based on the nature and content of information that we use and store. In addition, we may be subject to domestic or international actions alleging that certain content we have generated, user-generated content or third-party content that we have made available within our services violates applicable law.
Any such disputes or legal proceeding, whether with or without merit, could be expensive and time consuming, and could divert the attention of our senior management. Any adverse outcome in these or other proceedings, including any that may be asserted in the future, could harm our reputation and have an adverse impact on our business, financial condition, results of operations, cash flows or prospects. We cannot assure you what the ultimate outcome of any particular dispute or legal proceeding will be. For more information on current disputes, see Note 7—Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.

Our licenses are granted for specific periods and may be suspended, revoked or we may be unable to extend or replace these licenses upon expiration and we may be fined or penalized for alleged violations of law, regulations or license terms.
The success of our operations is dependent on the maintenance of our licenses to provide telecommunications services in the jurisdictions in which we operate. Most of our licenses are granted for specified terms, and there can be no assurance that any license will be renewed upon expiration. Some of our licenses will expire in the near term. For more information about our licenses, including their expiration dates, see Item 4.B —Business Overview. These licenses and the frameworks governing their renewals are subject to ongoing review by the relevant regulatory authorities. If renewed, our licenses may contain additional obligations, including payment obligations (which may involve a substantial renewal or extension fee), or may cover reduced service areas or scope of service. Furthermore, the governments in certain jurisdictions in which we operate may hold auctions (including auctions of spectrum for the 4G/LTE or more advanced services, such as 5G) in the future. If we are unable to maintain or obtain licenses for the provision of telecommunications services or more advanced services, or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be materially harmed. We are required to meet certain terms and conditions under our licenses (such as nationwide coverage, quality of service parameters and capital expenditure, including network build-out requirements), including meeting certain conditions established by the legislation regulating the communications industry. From time to time, we may be in breach of such terms and conditions. If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain or comply with permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, the applicable regulator could decide to levy fines, suspend, terminate or refuse to renew the license or permit. Such regulatory actions could adversely impact our ability to continue operating our business in the current or planned manner or to carry out divestitures in the relevant jurisdictions.
The occurrence of any of these events could materially harm our ability to build out our networks in accordance with our plans, our ability to retain and attract customers, our reputation and our business, financial condition, results of operations, cash flows or prospects. For more information on our licenses and their related requirements, see Item 4.B—Business Overview. For a discussion of the risks related to operating in emerging markets, see —Market Risks—Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks.
It may not be possible for us to procure in a timely manner, or at all, the permissions and registrations required for our base stations.
Our mobile network is supported by numerous base station transmission systems. Given the multitude of regulations that govern such equipment and the various permits required to operate our base stations, it is frequently not possible for us to procure in a timely manner, or at all, the permissions and registrations required for our base stations, including construction permits and registration of our title to land plots underlying our base stations, or to amend or maintain the permissions in a timely manner when it is necessary to change the location or technical specifications of our base stations. For a discussion of the risks associated with the export controls that have been enacted as a result of the ongoing conflict between Russia and Ukraine and how this could impact our ability to update and maintain our equipment and infrastructure, see —Operational Risks—We depend on third parties for certain services and equipment, infrastructure and other products important to our business. As a result, there could be a number of base stations or other communications facilities and other aspects of our networks for which we are awaiting final permission to operate for indeterminate periods.
We also regularly receive notices from regulatory authorities in countries in which we operate warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. In the past, we have closed base stations on several occasions in order to comply with regulations and notices from regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended and subsequently revoked through court action. Although we look to take all necessary steps to comply with any license violations within the stated time periods, including by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses or permits will not be suspended or revoked in the future.
If we are found to operate telecommunications equipment without an applicable license or permit, we could experience a significant disruption in our service or network operation, which could harm our business, financial condition, results of operations, cash flows or prospects.

Our Egyptian holding company may expose us to legal and political risk and reputational harm.
Our subsidiary in Egypt, Global Telecom Holding S.A.E. (“GTH”), is an Egyptian private company and is subject to corresponding laws and regulations. Although GTH is no longer operating any business activities and GTH entered into a tax settlement agreement with the Egyptian tax authorities for certain historic periods, GTH may in the future be subject to further dubious or unfounded tax claims for other tax periods under existing or new Egyptian tax law or upon winding up or liquidation. The winding up of GTH and its subsidiaries may take some time and may expose the Company to costs and expenses or liabilities. In particular, GTH still has a large number of private investors holding less than 0.5% of GTH’s share capital and they may subject VEON Ltd. or GTH to claims in the future and may delay the winding up or liquidation of GTH.
Regulatory developments and government action on climate change issues may drive medium-to-long term increases in our operational costs.
Our business operations and financial condition are subject to regulatory developments and government action on climate change. Governments across the world are responding to climate change by adopting ambitious climate policies as public awareness of and concern about climate change continues to grow. Government climate policies include the enactment of circular economy regulations, regulating greenhouse gas (“GHG”) emissions, carbon pricing and increasing energy and fuel costs. Increased fuel and energy prices and taxes and pricing of GHG emissions could make it more expensive for us to power our networks and operations, and may also result in our being subject to carbon emission taxation directly for our limited carbon emissions as a telecommunications operator, which would drive medium-to-long term increases in our operational costs. In addition, there are initial capital costs that we will have to incur as we transition towards the use of renewable energy across our operations.
There could also be medium-to-long term increases in our operational costs due to changing levels of precipitation, increased severity and frequency of storms and other weather events, extreme temperatures and rising sea levels, which could cause potential damage to vital infrastructure and utilities. Increased risk of flooding to low-lying facilities and infrastructure due to longer-term increases in precipitation patterns could increase operating costs to maintain and/or repair facilities and network equipment. Decreased precipitation and rising and extreme temperatures could generate drought conditions that could create an increased burden to local power and water resources, which are required to operate our cooling infrastructure. In addition, these climate change impacts could also result in drops in productivity or increased operational costs for our suppliers, which in turn may be passed on to us, which could harm our business, financial condition, results of operations, cash flows or prospects.
General Risk Factors
Adoption of new accounting standards and regulatory reviews could affect reported results and financial position.
Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Accounting standard-setting bodies, including the International Accounting Standards Board may change accounting regulations that govern the preparation and presentation of our financial statements, and those who interpret the accounting standards, including the U.S. Securities and Exchange Commission (the “SEC”), the Dutch Authority for the Financial Markets (the “AFM”), and our independent registered public accounting firm may amend or even reverse their previous interpretations or positions on how various accounting standards should be applied. Those changes may be difficult to predict and could have a significant impact on the way we account for certain operations and present our financial position and operating income. In some instances, a modified standard or interpretation thereof, an outcome from a unfavorable regulatory review relating to our financial reporting or new requirement may have to be implemented with retrospective effect, which requires us to restate or make other changes to our previously issued financial statements and such circumstances may involve the identification of one or more significant deficiencies or material weaknesses in our internal control over financial reporting, or may otherwise impact how we prepare and report our financial statements, and may impact future financial covenants in our financing documents. For example, we were engaged in a comment letter process with the AFM regarding our financial statements as of and for the six and three-month periods ended June 30, 2020 in which the AFM indicated that our goodwill impairment tests may have been applied incorrectly and that an additional goodwill impairment charge may be necessary, which concluded in December 2021. While the outcome of this particular process did not require us to restate previously issued financial statements or result in other changes to our goodwill impairment testing being imposed, there can be no assurance that the AFM will not raise new comments on our financial statements in the future that will be resolved without adverse consequences.

For more information on the impact of IFRS on our Audited Consolidated Financial Statements and on the implementation of new standards and interpretations issued, see Note 25—Significant Accounting Policies to our Audited Consolidated Financial Statements.
Our business may be adversely impacted by work stoppages and other labor matters.
    Although we consider our relations with our employees to be generally good, there can be no assurance that our operations will not be impacted by unionization efforts, strikes or other types of labor disputes or disruptions. For instance, employee dissatisfaction or labor disputes could result from the implementation of cost savings initiatives, which included redundancies in our Amsterdam and London offices most recently in 2021. We may also experience strikes or other labor disputes or disruptions in connection with social unrest or political events. For a discussion of our employees represented by works councils, unions or collective bargaining agreements, see Item 6.D—Employees.
Work stoppages could also occur due to natural disasters, civil unrest (including potential dissatisfaction with regards to our response to the ongoing conflict between Russia and Ukraine) or security breaches/threats, such as due to the ongoing conflict between Russia and Ukraine, which would make access to work places and management of our systems difficult and may mean that we are not able to timely or cost effectively meet the demands of our customers. Furthermore, work stoppages or slow-downs experienced by our customers or suppliers could result in lower demand for our services and products. In the event that we, or one or more of our customers or suppliers, experience a labor dispute or disruption, it could result in increased costs, negative media attention and political controversy, which could harm our business, financial condition, results of operations, cash flows or prospects.
Risks Related to the Ownership of our ADSs
The price of our ADSs may be volatile, and holders of ADSs could incur substantial losses.
Volatility in the market price of our ADSs may prevent holders of our ADSs from selling their ADSs at or above the price at which they purchased our ADSs. The trading price for our ADSs may be subject to wide price fluctuations in response to many factors, including:
•adverse geopolitical and macroeconomic developments, including caused by the ongoing conflict between Russia and Ukraine;
•involuntary deconsolidation of our operations in Russia and/or Ukraine;
•breach or default of the covenants in our financing agreements;
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
•ratings downgrades;
•investor perception of our company and of the industry in which we compete, as well as of the countries in which we operate; and

•other general economic, political and market conditions.
These and other factors, including the other factors listed in this Item 3.D—Risk Factors might cause the market price of our ADSs to fluctuate substantially, which might limit or prevent holders of our ADSs from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, in recent years, the stock market has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, including at the outset of the COVID-19 pandemic and in connection with the ongoing conflict between Russia and Ukraine.
Various factors may hinder the declaration and payment of dividends.
The payment of dividends is subject to the discretion of our board and VEON Ltd.’s assets consist primarily of investments in its operating subsidiaries. For the years ended December 31, 2021 and 2020, we did not pay a dividend. Various factors may cause our board to determine not to pay dividends or not to increase dividends. Such factors include our financial condition and prospects, our earnings, shareholders equity and equity free cash flow, the movement of the U.S. dollar against our local currencies, such as the Russian ruble, our leverage, our capital requirements, contractual and currency restrictions, the economic outlook of markets in which we operate, legal proceedings and other such factors as our board may consider relevant. For more information on our policy regarding dividends, see Item 8.A—Consolidated Statements and Other Financial Information—Policy on Dividend Distributions and —Operational Risks—As a holding company with a number of operating subsidiaries, we depend on the performance of its subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers.
Holders of our ADSs may not receive distributions on our common shares or any value for them if it is illegal or impractical to make them available to them.
The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on our common shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our common shares that their ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs, if such distribution consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, common shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for the depositary to make them available, including in the case of sanctioned holders. These restrictions may materially reduce the value of the ADSs.
Our ADSs and common shares represented by ADSs trade on more than one market and this may result in increased volatility and price variations between such markets.
Our ADSs trade on both NASDAQ and the SPB Exchange and our common shares trade on Euronext Amsterdam and MOEX. Trading in our securities on these markets occurs in different currencies (U.S. dollars on NASDAQ and SPB Exchange, euro on Euronext Amsterdam and Russian rubles on MOEX) and at different times as a result of different time zones, trading days and public holidays in the United States, the Netherlands and Russia. The trading prices of our securities on these markets may differ due to these and other factors, including the inability of market participants to take advantage of arbitrage opportunities and price differentials arising between the trading venues.
The liquidity in our securities may be limited. Listing of our ADSs and common shares on multiple trading venues and convertibility of our ADSs into common shares may further contribute to the split of liquidity split between NASDAQ, the SPB Exchange, Euronext Amsterdam, MOEX, and any other venues where our securities may be admitted to trading. This may impair your ability to sell your ADSs at the time you wish to sell them or at a price that you consider reasonable. Our securities are completely fungible between the markets or can be made fungible via deposit and cancellation procedures as set out in the deposit agreement. As a result, any decrease in the trading price of our ADSs or common shares on one of these markets could cause a decrease in the trading price of our securities on the other markets.

VEON Ltd. is a Bermuda incorporated exempt company that, while headquartered in the Netherlands with its principal place of business in Amsterdam, is governed by Bermuda law, which may affect your rights as a shareholder or holder of ADSs, including your ability to enforce civil liabilities under U.S. securities laws.
VEON Ltd. is a Bermuda incorporated exempted company. As a result, the rights of VEON Ltd.’s shareholders are governed by Bermuda law and by its bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In addition, holders of ADSs do not have the same rights under Bermuda law and VEON Ltd.’s bye-laws as registered holders of VEON Ltd.’s common shares. As substantially all of our assets are located outside the United States, it may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against VEON Ltd. or its directors and executive officers based on civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, such as the United States and the Netherlands, under the securities laws of those jurisdictions, or entertain actions in Bermuda under the securities laws of other jurisdictions.
As a foreign private issuer within the meaning of the rules of NASDAQ, we are subject to different NASDAQ governance standards than domestic U.S. issuers, which may afford less protection to holders of our ADSs.
As a Bermuda incorporated exempt company with ADSs listed on the NASDAQ Global Select Market, we are permitted to follow “home country practice” in lieu of certain corporate governance provisions under the NASDAQ listing rules that are applicable to a U.S. company. Accordingly, VEON’s shareholders do not have the same protections as are afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements. Certain corporate governance practices in Bermuda, may differ significantly from the NASDAQ corporate governance listing standards. For more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ listing rules, see Item 16.G—Corporate Governance.
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
    We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations.
The rules governing the information that foreign private issuers are required to disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we currently report periodic financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four business days of their occurrence. In addition, we are exempt from the SEC’s proxy rules and proxy statements that we distribute are not subject to review by the SEC and Section 16 of the Exchange Act regarding sales of our shares by insiders.
In the future, we could cease to be considered a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and a majority of our directors or management are U.S. citizens or residents. Based on a review of our register of members maintained in Bermuda, as of April 15, 2022, a total of 1,228,276,403 common shares representing approximately 69.92% of VEON Ltd.’s issued and outstanding shares were held of record by BNY (Nominees) Limited in the United Kingdom as custodian of The Bank of New York Mellon for the purposes of our ADS program and a total of 511,889,772 common shares representing approximately 29.14% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. and where ING Bank N.V. is acting as custodian of The Bank of New York Mellon, for the purposes of our ADS program, and a total of 16,564,960 common shares representing approximately 0.94% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V., for the purposes of our common shares listed and tradable on Euronext Amsterdam. As of April 15, 2022, 23 record holders of VEON Ltd.’s ADRs, holding an aggregate of 763,528,329 common shares (representing approximately 43.46% of VEON Ltd.’s issued and outstanding shares), were listed as having addresses in the United States. In the event that we lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer.
Our ADSs may no longer qualify for listing on the NASDAQ Global Select Market, in which case we would seek a transfer to the NASDAQ Capital Market.
On April 7, 2022, we received notification from the Listing Qualifications Department of NASDAQ that, as a result of failing to meet the minimum bid price of $1.00 for 30 consecutive business days, our ADSs are not in compliance with the continued listing standards of the NASDAQ Global Select Market. Under the relevant listing rules, we have 180 calendar days from the date of notice, or until October 4, 2022, to achieve compliance. If we have failed to achieve compliance (generally measured as 10 consecutive business days of meeting the minimum bid price of $1.00), then we may be eligible for an additional 180 calendar days to achieve compliance. While we are monitoring and will continue to monitor the closing bid price of our ADSs, and may, if appropriate, consider available options to regain compliance with the minimum bid price requirement, such as a reverse stock split. However, we cannot assure you that we will regain compliance with the minimum bid price requirement or secure a second period of 180 calendar days to regain compliance or maintain compliance with other NASDAQ listing requirements.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON currently provides more than 220 million customers with voice, fixed broadband, data and digital services. VEON currently offers services to customers in several countries: Russia, Ukraine, Pakistan, Kazakhstan, Algeria, Uzbekistan, Bangladesh, Kyrgyzstan and Georgia. VEON’s reportable segments currently consist of the following six segments: Russia, Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We provide services under the “Beeline,” “Kyivstar,” “Banglalink,” “Jazz” and “Djezzy” brands. As of December 31, 2021, we had 44,585 employees. For a breakdown of total revenue by category of activity and geographic segments for each of the last three financial years, see Item 5—Operating and Financial Review and Prospects.
Our predecessor PJSC VimpelCom (formerly OJSC “VimpelCom”) was founded in 1992. In 1996, VimpelCom listed on the New York Stock Exchange, where it remained listed until 2013 when VimpelCom moved its listing to the NASDAQ Global Select Market. In March 2017, VimpelCom rebranded to VEON and on April 4, 2017, VEON began trading its ordinary shares on Euronext Amsterdam.
In the early 2000s, we began an expansion into the Commonwealth of Independent States (CIS) by acquiring local operators or entering into joint ventures with local partners, including, but not limited to, in Kazakhstan (2004), Ukraine (2005), Uzbekistan (2006), Armenia (2006) and Georgia (2006). In 2009 and 2010, PJSC VimpelCom and Ukrainian mobile operator, Kyivstar, combined, and we subsequently established our headquarters in Amsterdam. Our expansion efforts have included transactions involving operations outside of CIS. In 2011, we completed the acquisition of Wind Telecom S.p.A., an international provider of mobile and fixed-line telecommunications and internet services with operations in Italy, through Wind Telecom, and in Algeria, Bangladesh and Pakistan, through Global Telecom Holding (GTH, previously known as Orascom Telecom Holding S.A.E.).
In November 2016, the group combined its Italian mobile telecommunications business with that of CK Hutchison Holdings Ltd. in a joint venture company named Wind Tre. In July 2018, the group announced the sale of its 50% stake in Wind Tre to CK Hutchison Holdings Ltd. which was completed in September 2018. In July 2019, VEON Holdings B.V. launched a mandatory tender offer (“MTO”) to purchase the shares of GTH, a subsidiary of VEON which consolidated the group’s operations in Algeria, Bangladesh and Pakistan. At the close of the MTO in August 2019, VEON held approximately 98.24% of GTH’s total outstanding shares. VEON subsequently embarked on a comprehensive restructuring of GTH, including a successful offer to acquire substantially all of GTH’s operating assets in Algeria, Pakistan and Bangladesh following the delisting of GTH from the Egyptian Exchange in September 2019. In late 2020, we sold our operating subsidiary in Armenia. In March 2021, the group successfully completed its acquisition of the 15% minority stake in PMCL, its Pakistan operating business, from the Dhabi Group for US$273 million. In July 2021, VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algérie SpA, which owns Algerian mobile network operator, Djezzy, to the Algerian National Investment Fund, Fonds National d’Investissement (FNI). Following the exercise of the put option for our stake in Algeria on July 1, 2021, the Algerian business has, in line with the IFRS 5 requirements, become a discontinued operation, and accounted for as “Asset held for sale.” The result is that the Algerian operations do not contribute to both the comparison base and the actual reported numbers of VEON, without any change in the net economic value of this business.
     In late 2019, we announced a new strategic framework at the Group level to boost long-term growth beyond traditional connectivity services. This is laid out over three vectors: “Infrastructure” - its fundamental mobile and fixed line connectivity services and the drive of 4G adoption; “Digital Operator” - a portfolio of new services built around digital technologies with the active involvement of big data and artificial intelligence; and “Ventures” - future assets which seeks to identify, acquire and develop ‘’know-how” and technologies that open up adjacent growth opportunities. As part of our initiative to digitize our core telecommunications business, ensuring we address 4G penetration levels across the group is vital as 4G services remain a core enabler of our digital strategy. We intend to continue focusing on increasing our capital investment efficiency, including with respect to our IT, network, and distribution costs. We have secured network sharing agreements and intend to maintain our focus on achieving an asset-light business model in certain markets, where we own only the core assets needed to operate our business. For further information on our capital expenditures, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Liquidity and Capital Requirements. We anticipate that we will finance the investments with operational cash flow, cash on our balance sheet and external financing. For more information on our recent developments, see Item 5—Operating and Financial Review and Prospects—Key Developments During 2021 and Item 5—Operating and Financial Review and Prospects—Recent Developments.

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
Our reportable segments currently consist of the following six geographic segments: Russia, Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Luxembourg and costs relating to centrally managed operations and reconciles the results of our reportable segments and our total revenue and Adjusted EBITDA. See Item 5—Operating and Financial Review and Prospects—Reportable Segments and Note 2—Segment Information to our Audited Consolidated Financial Statements for further details.
This Item 4—Information on the Company provides a description of our business that is current as of December 31, 2021, but is not updated to reflect the uncertainty of our business operations and prospects in Russia and Ukraine in light of the ongoing conflict. Important aspects of our business operations are subject to change, including licensing, our product offering, our market position and contractual arrangements with governments and key third parties. For a further discussion on the potential impact of the ongoing conflict between Russia and Ukraine on our business, see Item 3.D. Risk Factors and Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations—The Conflict between Russia and Ukraine.
Subsidiaries
    The table below sets forth our significant subsidiaries as of December 31, 2021. The equity interest presented represents our ownership interest, direct and indirect. Our percentage ownership interest is identical to our voting power for each of the subsidiaries listed below.

Name of significant subsidiary	Country of incorporation	Nature of subsidiary	Percentage of ownership interest
VEON Amsterdam B.V.	Netherlands	Holding	100.0%
VEON Holdings B.V.	Netherlands	Holding	100.0%
PJSC VimpelCom	Russia	Operating	100.0%
JSC “Kyivstar”	Ukraine	Operating	100.0%
LLP “KaR-Tel”	Kazakhstan	Operating	75.0%
LLC “Unitel”	Uzbekistan	Operating	100.0%
LLC “VEON Georgia”	Georgia	Operating	100.0%
VEON Finance Ireland Designated Activity Company	Ireland	Holding	100.0%
LLC “Sky Mobile”	Kyrgyzstan	Operating	50.1%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100.0%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100.0%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100.0%
Global Telecom Holding S.A.E.	Egypt	Holding	99.6%
Omnium Telecom Algérie S.p.A.*	Algeria	Holding	45.6%
Optimum Telecom Algérie S.p.A.*	Algeria	Operating	45.6%
Pakistan Mobile Communications Limited	Pakistan	Operating	100.0%
Banglalink Digital Communications Limited	Bangladesh	Operating	100.0%
* The Group has concluded that it controls Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A, See Significant Accounting Judgments in Note 14—Investments in Subsidiaries of the Audited Consolidated Financial Statements for further details. For discussion of our Algeria interests as a discontinued operation see Note 10—Held for Sale and Discontinued Operations of the Audited Consolidated Financial Statements.
    VEON, through its operating companies, provides customers with mobile and fixed-line telecommunications services in certain markets, which are described more fully below.
    Our mobile and fixed-line businesses are dependent on interconnection services. The table below presents certain of the primary interconnection agreements that we have with mobile and fixed-line operators in Russia, Pakistan, Ukraine, Kazakhstan, Uzbekistan, and Bangladesh:

Russia
We have interconnection agreements with mobile and fixed-line operators in Russia. During 2021, we had the following MTRs in Russia: average cost per minute of national traffic at RUB 0.9541 and average price per minute of national traffic at RUB 0.9853, which were broadly stable as compared to average cost per minute at RUB 0.9483 and average price per minute of national traffic at RUB 0.9827 in 2020 and average cost per minute at RUB 0.9480 and average price per minute of national traffic at RUB 0.9861 in 2019.

Pakistan	In the territories of Pakistan and Azad Jammu and Kashmir (“AJK”) and Gilgit-Baltistan, we have several interconnection agreements with mobile and fixed-line operators. Our MTRs in 2019 and 2020, were at PKR 0.8 and PKR 0.7, respectively, and in 2021 it was PKR 0.70.
Bangladesh
We have interconnection agreements with interconnection exchange (“ICX”) operators, international gateway (“IGW”) operators, mobile operators, internet protocol telephony service providers (“IPTSPs”) and fixed-line operators. The international termination rate was changed with effect from February 14, 2020, following which the minimum termination rates became US$ 0.006/min. Henceforth, IGW operators share 22.5% of international call termination revenue with mobile operators based on the minimum international call termination rate. The domestic termination rate was changed, with effect from August 14, 2018, to BDT 0.14/min (terminating mobile operator receives BDT 0.10 and ICX receives BDT 0.04). In July 2020, the BTRC imposed asymmetric mobile termination rates on SMP operators.

Ukraine	We have interconnection agreements with various mobile and fixed-line operators. As of December 31, 2021, in Ukraine, the effective MTR was UAH 0.10/min and effective IMTR equaled US$ 0.053/min.
Uzbekistan
We have interconnection agreements with various mobile and fixed-line operators. On September 5, 2017, the State Committee of Uzbekistan on Privatization, Demonopolization and Development of Competition (“State Committee of Uzbekistan”) issued an injunction requiring Unitel LLC to implement equal mobile termination rates for all national operators. Unitel LLC unsuccessfully challenged this injunction in the Uzbek courts. Our MTR for 2021 was UZS 0.05/minute as established by the court decision.

Kazakhstan
We have interconnection agreements with mobile and fixed operators. Our MTR for 2021 for local mobile operators was KZT 5.60/min and for fixed operators was KZT 14.80/min, except for those with Kazakh telecom. For Kazakhtelecom, our MTR is KZT 16.66/min and our IMTR is KZT 53.76/min.

Description of Our Mobile Telecommunications Business
The table below presents the primary mobile telecommunications services we offer to our customers and a breakdown of prepaid and postpaid subscriptions as of December 31, 2021.

Mobile Service Description	Russia	Pakistan	Bangladesh	Ukraine	Uzbekistan	Kazakhstan	Others(3)
Value added and call completion services (1)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
National and international roaming services(2)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Wireless Internet access	Yes	Yes	Yes	Yes(4)	Yes	Yes	Yes
Mobile financial services	Yes	Yes	Yes	Yes(5)	Yes	Yes	Yes(6)
Mobile bundles	Yes	Yes	Yes	Yes	Yes	Yes	Yes(7)

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
(4)    Includes 4G.
(5)    Includes Smart Money (payment method for services via mobile phone).
(6)    Only reflects services offered in Kyrgyzstan.
(7)    Only reflects mobile bundles provided in Kyrgyzstan.

Mobile Business in Russia
    In Russia, through our operating company PJSC VimpelCom and our “Beeline” brand, we primarily offer mobile telecommunications services to our customers under two types of payment plans: postpaid plans and prepaid plans. As of December 31, 2021, approximately 86.8% of our customers in Russia were on prepaid plans.
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
•GPRS/EDGE; 3G/HSPA; 4G/LTE; special wireless “Plug&Play” USB modems
Roaming
•active roaming agreements with 700 GSM networks in 213 countries
•GPRS roaming with 647 networks in 195 countries
•4G/LTE roaming with 441 networks in 157 countries
•roaming agreements generally state that the host operator bills PJSC VimpelCom for roaming services; PJSC VimpelCom pays these charges and then bills the customer for these services on a monthly basis

VAS
•caller-ID; voicemail; call forwarding; conference calling; missed call notification (via text); call blocking and call waiting
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

Services	License	Expiration
Super-regional GSM (GSM900, GSM1800, GSM900/1800, UMTS 900 and 4G/LTE 1800 standards)	Moscow, Central and Central Black Earth, North Caucasus, North-West, Siberia, Ural and Volga	September 2022- April 2023 (various dates)
GSM(1) (GSM900, GSM1800, GSM900/1800 and 4G/LTE 1800 standards)	Regions in the Far East super-region of Russia	2024 - 2027 (various dates)
	Orenburg region	June 2025
	Irkutsk region	2026 (various dates)
3G(2) (UMTS/LTE)	Nationwide(4)	May 2022
4G(3) (LTE)	Nationwide(4)	July 2022
4G/LTE 2600	32 districts of Russia	April 2026

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
(4)This includes 83 regions of Russia.

LICENSE FEES
PJSC VimpelCom must pay an annual fee for the use of radio frequency spectrum. These fees were RUB 3,794 million and RUB 3,952 million for the years ended December 31, 2021 and 2020, respectively. Under Federal Law No. 126 FZ “On Communication” and license terms, PJSC VimpelCom is required to make universal service fund contributions in the amount equal to 1.2% of corporate revenues from provided communications services. Universal service fund contributions were RUB 2,138 million and RUB 2,152 million for the years ended December 31, 2021 and 2020, respectively. PJSC VimpelCom is also subject to certain other license fees on a case-by-case basis.

Mobile bundles
    In 2021, our products focused on the needs of our customers by simplifying offers and maintaining competitive prices with transparent conditions. In October 2021, we released a new product “Your Decision,” which allowed subscribers to purchase telecommunication and non-telecommunication services and customize their tariff, which is managed in the My Beeline app. The features of our new customizable tariff include unlimited access to messengers and unlimited use of certain popular streaming television, video and music services. This product was part of a rebranding exercise - “On your side,” which intends to convey the idea that we are ready to provide our customers with our support and assistance in achieving their goals through the speed and convenience of our services and products. In addition, in the fourth quarter of 2021, we also updated our bundle tariffs and removed unlimited data in all our tariffs and switched from a daily write-off to a “smart” (monthly) write-off for our customers. We also continued to attract customers through shared bundle product and convergence offers.
Distribution
    In 2021, we optimized the number of our stores by closing unprofitable locations. Compared to December 31, 2020, as of December 31, 2021 the number of owned retail monobrand stores was 2,184 compared to 2,284; the number of franchise stores was 1,544 compared to 1,658; the number of “Know How” stores was 80 compared to 94; and the total number of owned retail monobrand stores was 3,808 stores compared to 4,036. We have continued to increase the efficiency of retail stores and have closed more than 1,100 stores over the last three years.
    In 2021, we were able to maintain high availability for our high ARPU generating customers in all of our contact centers, while also simplifying a number of service procedures and business processes, which we believed helped to improve the quality of our customer service. We were able to achieve this through the launch of various initiatives, such as the launch of several remote contact centers that provides us with staffing flexibility, text messenger support in several regions, the continued development of self-service systems, and the enhancement of our interactive voice responses to encourage the conversion from traditional voice channels to digital text and self-service systems.

Competition
    The following table shows our and our primary mobile competitors’ respective customer numbers in Russia as of December 31, 2021:

Operator	Customers in Russia (in millions)
MTS	80.4
MegaFon	74.4
PJSC VimpelCom	49.4
Tele2	47.5

Source: Operators’ reports, GSMA.
    According to GSMA, there were approximately 265.6 million mobile cellular customers in Russia as of December 31, 2021, compared to approximately 257.1.4 million mobile cellular customers as of December 31, 2020, representing a mobile cellular penetration rate of approximately 182.1%, compared to approximately 176.2% as of December 31, 2020.
Mobile Business in Pakistan
    We operate in Pakistan through our operating company, Pakistan Mobile Communication Limited (“PMCL”) and our brand, “Jazz,” which is the historic Mobilink brand together with the merged Warid brand. In 2021, customers continued to migrate to 4G/LTE services following its launch in 2017 and PMCL provided 3G services in over 300 towns and cities and 4G/LTE services in 263 cities.
    In Pakistan, we offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2021, approximately 97.2% of our customers in Pakistan were on prepaid plans.
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

Services	License(1)(3)	Expiration
2G(4)	Nationwide	2022
	Nationwide	2034 (2)
3G	Nationwide	2029
4G/LTE (NGMS)	Nationwide	2032
	Nationwide	2019 (2)

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
(2)The ex-Warid license renewal was due in May 2019. Pursuant to directions from the Islamabad High Court, the PTA issued a license renewal decision on July 22, 2019 requiring payment of US$40 million per MHz for 900 MHz spectrum and US$29.5 million per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately US$450 million (excluding applicable taxes of approximately 13%). On August 17, 2019, Jazz appealed the PTA’s order to the Islamabad High Court. On August 21, 2019, the Islamabad High Court suspended the PTA’s order pending the outcome of the appeal and subject to Jazz making payment in the form of security (under protest) as per the options given in the PTA’s order. In September 2019, May 2020, and May 2021 Jazz deposited approximately US$225 million, US$58 million, and US$51.5 million respectively, in order to maintain its appeal in the Islamabad High Court regarding the PTA’s underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit. The appeal in Islamabad High Court was dismissed on July 19, 2021 upholding the PTA order. The Islamabad High Court order has been challenged in the Supreme Court. Last hearing in this regard was conducted on November 25, 2021. The matter has been adjourned and next date of hearing is awaited. The ex-Warid 2019 license was renewed by signing under protest on October 18, 2021.
(3)In addition, PMCL and its subsidiaries have other licenses, including LDI, WLL, TTP, local loop licenses, licenses to provide non-voice communication services, and licenses to provide class VAS in Pakistan, AJK and Gilgit-Baltistan. The licensees must also pay annual fees (0.5%) to the PTA and make universal service fund contributions (1.5%) and/or research and development fund contributions (0.5%), as applicable, in a total amount equal to a percentage of the licensees’ annual gross revenues (less certain allowed deductions) for such services..
(4)In 2007, PMCL renewed its 2G license for a further term of 15 years. As of December 31, 2020, PMCL had paid its outstanding balance of US$14.5 million to the PTA for the renewal of its 2G license (paid on December 5, 2019). This amount had been payable in yearly installments of US$14.5 million, payable in December of each year, until December 2019. PMCL has one 15-year license for provision of cellular mobile 2G services in AJK and Gilgit-Baltistan.

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

PMCL’s total license fees (annual license fees plus revenue sharing) in Pakistan (excluding the yearly installments noted above) were US$24.6 million, US$23.7 million, and US$24.7 million for the years ended December 31, 2021, 2020 and 2019, respectively. PMCL’s total spectrum administrative fee payments, including for Warid’s spectrum, were US$1.7 million, US$1.9 million and US$1.6 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Mobile bundles
    We continue to focus on a technology agnostic mobile internet portfolio, which means that we offer the same pricing across our 2G, 3G and 4G/LTE technologies. In Pakistan, we offer a portfolio of tariffs and products designed to cater to the needs of specific market segments, including mass-market customers, youth customers, personal contract customers, SOHOs (with one to three employees), SMEs (with four to 249 employees) and enterprises (with more than 249 employees). We offer corporate customers several postpaid plan bundles, which include on-net minutes, variable discounts for closed user groups and follow-up minutes based on bundle commitment. In addition to our core products and services, we have also started developing and offering digital solutions and products to our corporate customers, as well as offering dedicated account management to our large corporate customers and a 24x7 business support helpline.
Distribution
    As of December 31, 2021, our sales channels in Pakistan included 10 business centers, a direct sales force of 550 employees looking after indirect sales channels, 430 exclusive franchise stores currently active and over 199,000 non-exclusive third-party retailers. For top-up services, we offer prepaid scratch cards and electronic recharge options, which are distributed through the same channels. As of December 31, 2021, Jazz brand SIMs are sold through more than 47,650 retailers, supported by biometric verification devices.

Competition
    The following table shows our and our competitors’ respective customer numbers in Pakistan as of December 31, 2021:

Operator	Customers in Pakistan (in millions)
PMCL (“Jazz”)	72.6
Telenor Pakistan	49.5
Zong	42.3
Ufone	22.7

Source: The Pakistan Telecommunications Authority.
    According to the PTA, there were approximately 187.1 million mobile customers in Pakistan as of December 31, 2021, compared to approximately 175.6 million mobile customers in Pakistan as of December 31, 2020, representing a mobile penetration rate of approximately 85.9% compared to approximately 82.3% as of December 31, 2020.
Mobile Business in Ukraine
    We operate in Ukraine with our operating company “Kyivstar” JSC and our brand, “Kyivstar.” The Ukrainian mobile market operates on a 2G, 3G and 4G/LTE basis. As of December 31, 2021, approximately 82% of our customers in Ukraine were on prepaid plans. Kyivstar secured 4G/LTE licenses and spectrum in two separate transactions in 2018.
    The table below presents the primary mobile telecommunications services we offer in Ukraine.

Voice
•airtime charges from mobile postpaid and prepaid customers, including monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime charges when customers travel abroad
Internet and data access
•GPRS/EDGE, 3G and 4G/LTE
Roaming
•active roaming agreements for 497 networks in 189 countries
•GPRS roaming on 439 networks in 167 countries
•3G roaming on 331 networks in 131 countries
•4G/LTE roaming on 140 networks in 83 countries
Messaging
•SMS; voice messaging and SMS services (including information services such as news, weather, entertainment chats and friend finder)
Content/infotainment
•voice services (including referral services); content downloadable to telephone (including music, pictures, games and video); mobile TV and RBT
Mobile financial services
•mobile payment; banking card; trusted payment; banks notification; mobile insurance; and Smart Money (payment method for services via mobile phone)
    The table below presents a description of business licenses relevant to our mobile business in Ukraine. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration, however the spectrum needs of our operations and intentions may change.

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
(3)Kyivstar secured 4G/LTE licenses and spectrum in two separate transactions in 2018. Following the auction held on January 31, 2018, Kyivstar acquired 15 MHz (paired) of contiguous frequency in the 2600 MHz band for UAH 0.9 billion). In addition, on March 6, 2018, Kyivstar secured the following spectrum through auction in the 1800MHz band: 25MHz (paired) for UAH 1.325 billion and two lots of 5MHz (paired) for UAH 1.512 billion.
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

LICENSE FEES
In 2021, Kyivstar PJSC made spectrum and license payments as follows: annual fee for the use of radio frequency spectrum - UAH 961.1 million (paid to the State Budget); EMC and monitoring - UAH 290.3 million (paid to Ukrainian State Center of Radio Frequencies); and an extension of existing licenses and acquisition of new licenses including within the framework of refarming project for implementation of LTE-900 (13 licenses in all) on use of radio frequency spectrum - UAH 350.5 million (paid to the State Budget).

Kyivstar has a range of regional and national licenses for the use of radio frequency resources in both radio-relay and WiMax standards. Our network coverage was as follows: 2G network – 27,518 localities (91.46% of territory controlled by Ukrainian state as of December 31, 2021); 3G network – 7,686 localities (18.7% of territory controlled by Ukrainian state as of December 31, 2021); and 4G network - 16,675 localities (68% of territory controlled by Ukrainian state as of December 31, 2021).
Mobile bundles
     Kyivstar offers bundles including combinations of voice, SMS, mobile data, OTT services and swappable benefits (telecommunications and non-telecommunications).
Distribution
    Kyivstar’s strategy is to maintain a leadership position by using the following distribution channels: distributors (33% of all connections), monobranded stores (24%), local chains (16%), direct sales (11%), active sales (8%) and national chains (7%).
Competition
    The following table shows our and our primary mobile competitors’ respective customer numbers in Ukraine as of September 30, 2021:

Operator	Customers (in millions)
Kyivstar	26.3
“VF Ukraine” JSC	19.0
“lifecell” LLC	8.9

Source: National Commission for the State Regulation of Communication and Informatization (“NCCIR”)

    According to GSMA, as of December 31, 2021, there were approximately 55.2 million customers in Ukraine, representing a mobile penetration rate of approximately 127.5% compared to approximately 54.2 million customers and a mobile penetration rate of approximately 124.3% as of December 31, 2020.
Mobile Business in Kazakhstan
    In Kazakhstan, we operate as Beeline Kazakhstan, the country’s largest independent mobile operator. As of December 31, 2021, approximately 91.9% of our customers in Kazakhstan were on prepaid plans.
    The table below presents the primary mobile telecommunications services we offer in Kazakhstan.

Voice
•standard voice services
•VoLTE services
•prepaid and postpaid airtime charges from customers, including weekly and monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime usage when customers travel abroad

Internet and data access
•3G and 4G/LTE service
•technology neutral licenses
Roaming
•voice roaming with 577 networks in 195 countries
•4G/LTE roaming with 285 networks in 107 countries
•3G roaming with 413 networks in 139 countries
•GPRS roaming with 499 networks in 160 countries
•CAMEL roaming through 429 networks in 168 countries
•roaming agreements generally state that the host operator bills us for roaming services; we pay these charges and then bill the customer for these services on a monthly basis
VAS
•caller-ID; voicemail; call forwarding; call blocking; trusted payment; mobile transfer (transferring funds from the balance of one subscriber to the balance of another)
•SMS inform, free phone (Voice CPA)
Messaging
•SMS; display of Beeline account balance information
Content/infotainment
•Brand Content (including Yandex, ZVOOQ, Book.beeline.kz, Viktorina, RingBack Tone (RBT), Press, SeZim, Beeline.Music, NoStress, MySafety, Traditional, Engster, Fitness)
Mobile financial services
•mobile payments (including Kazeuromobile and Woopay payment organizations
•mobile transfers (including Sim2Sim, Sim2Card, Sim2IBAN, Sim2ATM, Sim2post)
•digital wallet, card “Simply”
•trusted payment
•Google DCB

    The table below presents a description of business licenses relevant to our mobile business in Kazakhstan.

Licenses (as of December 31, 2021)	Expiration
Mobile services (GSM900/1800, UMTS/WCDMA2100, 4G/LTE800/1800)(1)(2)(3)	Unlimited term

1.License received on August 24, 1998.
2.KaR-Tel has permission to use spectrum in 800 MHz, 900 MHz, 1800 MHz and 2100 MHz for mobile services and in 2.5-2.6 GHz, 3.3-3.5 GHz, and 5.5 GHz for wireless access to internet (WLL).
3.Upfront payments in US$ are: 800 MHz (US$62,691,378) in 2016, 900 MHz (US$67,500,000) in 1998, 1800 MHz (US$10,958,904) for 4G in 2016, 2G (US$20,783,107) in 2008, and 2100 MHz (US$34,106,412) in 2010.

LICENSE FEES
Under the Kazakhstan tax code, in 2021 KaR-Tel was required to pay: (i) an annual fee for the use of radio frequency spectrum amounting to KZT 1,247,232,473 for mobile and KZT 224,736,182 for a wireless local loop (WLL); and (ii) a mobile services provision payment amounting to 1.3992% of corporate revenues from provided communications services, which totaled KZT 2,248,250,484.

Mobile bundles
     Our bundles are designed for active mobile data users and we have different options for our customers from data bundles, to customized and family plans. We also promote data services with unlimited access to popular resources: social networks, instant messaging, video hosting, allowance exchange and data package sharing with friends. In 2022, we plan to focus on the promotion of our own digital products and the development of subscription projects for our customers and customers on other networks. All of our bundles are billed using a mixed payment system and there is an automatic switch to a daily payment schedule if there is an insufficient balance in the customer’s account for full payment. In addition, from time to time, we run promotions to encourage early and on time payments, such as by offering to double the customer’s monthly allowance or allowing the rollover of unused data to the following month. As of December 31, 2021, the penetration of bundles into our active base is 87.1%.
Distribution
    We distribute our products in Kazakhstan through owned monobranded stores, franchises and other distribution channels. As of December 31, 2021, we had 57 total stores in Kazakhstan, as well as 8,052 other points of sale and 632 electronics stores).
Competition
    The following table shows our and our primary mobile competitors’ respective customers in Kazakhstan as of December 31, 2021:

Operator	Customers (in millions)
Beeline Kazakhstan	9.9
Kcell	8.0
Tele2/Altel	6.6

Source: Ministry of National Economy of the Republic of Kazakhstan, Statistics Committee, Agency for strategic planning and reforms of the Republic of Kazakhstan, Beeline Kazakhstan data and Kcell Q4 2021 public disclosure.
According to the Ministry of National Economy of the Republic of Kazakhstan, Statistics Committee and other data sources noted above, as of December 31, 2021, there were approximately 24.5 million mobile customers in Kazakhstan, representing a mobile penetration rate of approximately 128.7% compared to approximately 24.3 million customers and a mobile penetration rate of approximately 129.0% in 2020.
Mobile Business in Uzbekistan
    In Uzbekistan, we operate through our operating company, LLC “Unitel,” and our brand, “Beeline.” We offer our customers mobile telecommunications services under postpaid and prepaid plans. As of December 31, 2021, approximately 97.7% of our customers in Uzbekistan were on prepaid plans.
    Our 3G/HSPA services were commercially launched in 2008, and the majority of the network was constructed in 2010. Our 4G/LTE services were commercially launched in 2014. Unitel was the first mobile operator in Uzbekistan to provide 4G/LTE services.

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
Internet and data access
•GPRS/EDGE/3G/4G/LTE networks
Roaming
•active roaming agreements with 492 GSM networks in 186 countries
•GPRS roaming with 404 networks in 163 countries
•CAMEL roaming through 306 networks in 126 countries
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
Messaging
•SMS and voice messaging
Content/infotainment
•Beeline Games (more than 1000 mobile games), Beeline Press (more than 200 periodicals), and partnership project with Bookmate (online service for books and audiobooks); Beeline Club 2.0 (loyalty program available via app, online, USSD, universal virtual discount and cashback card); virtual cashback; and My Beeline app

Mobile financial services
•proprietary payment system “Beepul” (including card-to-card transfer); bank card payments; trusted payment; and M-commerce
    The table below presents a description of business licenses relevant to our mobile business in Uzbekistan. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

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

LICENSE FEES
In 2021, Unitel LLC made payments for spectrum and licenses with the following split: the annual fee for use of radio frequency spectrum in the total amount of US$4,667,659.63 and renewal of existing licenses (7 licenses in total) in the total amount of US$3,235,067.76 paid to the state budget of Ministry for Development of Information Technologies and Communications.

Mobile bundles
    We offer bundled tariff plans, which may differ by types or volume of traffic, duration (daily and monthly), and region or charge type. Currently, we provide data only bundles consisting of different types of traffic volume, charge and duration and integrated bundles consisting of traditional voice with SMS and data traffic.
Distribution
    In Uzbekistan, we offer a portfolio of tariffs and products for the prepaid system designed to cater to the needs of specific market segments, including mass-market customers, youth customers and high value contract customers. In addition, we have the following four segments in our postpaid system: large accounts, business to government, SME and SOHO. As of December 31, 2021, our sales channels in Uzbekistan include 32 owned offices, 650 exclusive stores and 2,350 multi-brand stores.
Competition
    The following table shows our and our primary mobile competitors’ respective customers in Uzbekistan as of December 31, 2021:

Operator	Customers (in millions)
LLC “Unitel”	7.1
Ucell	10.7
UzMobile (Uzbektelecom)	8.6
UMS	3.4
Perfectum	0.1

Source: GSMA
    According to GSMA, as of December 31, 2021, there were approximately 29.9 million mobile customers in Uzbekistan, representing a mobile penetration rate of approximately 89.7% compared to approximately 27.6 million customers and a mobile penetration rate of approximately 84.0% as of December 31, 2020.
Mobile Business in Bangladesh
    We operate through our operating company, Banglalink Digital Communications Limited (“BDCL” or “Banglalink”) with our brand “banglalink” in Bangladesh. On February 19, 2018, BDCL acquired a 4G/LTE license for US$1.2 million in order to launch a high-speed data network. Following the rollout of the 4G/LTE network, BDCL’s data customers as well as data usage have grown rapidly, which has contributed to an increase in BDCL’s data revenue and ARPU. As of December 31, 2021, Banglalink had a 4G population coverage of 69.0% and is recognized by Ookla Speedtest as the nation’s fastest 4G network provider.
     The telecommunications market in Bangladesh is largely comprised of prepaid customers. As of December 31, 2021, approximately 94.4% of our customers were on prepaid plans.

    The table below presents the primary mobile telecommunications services we offer in Bangladesh.

Voice
•voice telephony to postpaid and prepaid customers through voice packs and mixed bundles
Internet and data access
•GPRS, EDGE, 3G and 4G/LTE technology
•data services provided via pay-per-use and via bundles
Roaming
•active roaming agreements with 304 GSM networks in 164 countries
•GPRS roaming with 204 networks in 126 countries
•maritime roaming and in-flight roaming
•roaming agreements generally state that the host operator bills BDCL for roaming services; BDCL pays these charges and subsequently bills the customer for these services on a monthly basis
VAS
•call forwarding; conference calling; call waiting; caller line identification presentation; voicemail; and missed call alert
Messaging
•SMS, MMS (which allows customers to send pictures, audio and video to mobile phones and to e-mail) and mobile instant messaging
Content/infotainment
•news alert service; sports related content; job alerts; music streaming; mobile TV; content download; religious content; and RBT
Mobile financial services
•SMS and data network is provided to Bangladesh Post Office for their Electronic Money Transfer Service (EMTS)
    The table below presents a description of business licenses relevant to our mobile business in Bangladesh. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
2G(1)	Nationwide	2026
3G(2)	Nationwide	2028
4G/LTE(3)(4)(5)	Nationwide	2033

(1)In November 1996, BDCL was awarded a 15-year GSM license to establish, operate and maintain a digital mobile telephone network to provide 2G services throughout Bangladesh. The license was renewed in November 2011 for a further 15-year term.
(2)In September 19, 2013, following a competitive auction process, Banglalink was awarded a 15-year license to use 5 MHz of technology neutral spectrum in the 2100MHz band and was also awarded a 3G license, for which it paid a total cost of BDT 8,677.4 million (inclusive of 5% VAT), including both a license acquisition fee and a spectrum assignment fee.
(3)On February 19, 2018, Banglalink acquired a 4G/LTE license for US$1.2 million. Banglalink also acquired the right to use 10.6 MHz technology neutral spectrum in the 1800 MHz (5.6) and 2100 MHz bands for US$323 million including VAT (33.34% of the fee has been considered as tariff value for 15% VAT). Banglalink also converted 15MHz of existing 2G spectrum for US$37.01 million into 4G spectrum..
(4)In March 2021, Banglalink acquired the right to use 4.4 MHz of technology neutral spectrum in the 1800 MHz band and 5 MHz technology neutral spectrum in the 2100 MHz band effective from April 9, 2021.
(5)The BTRC is planning on carrying out an auction of further technology neutral spectrum in the 2.3 GHz and 2.6 GHz bands by the first quarter of 2022. The BTRC intends to release this spectrum to enhance 4G data speed, which could be used at a later date to deploy 5G technology.

LICENSE FEES
Under the terms of its 2G, 3G and 4G/LTE mobile licenses, Banglalink is required to pay to the Bangladesh Telecommunication Regulatory Commission (i) an annual license fee of BDT 50.0 million (US$0.6 million as of December 31, 2021) for each mobile license; (ii) 5.5% of Banglalink’s annual audited gross revenue, as adjusted pursuant to the applicable guidelines; and (iii) 1% of its annual audited gross revenue (payable to Bangladesh’s social obligation fund), as adjusted pursuant to the applicable guidelines. The annual license fees are payable in advance of each year, and the annual revenue sharing fees are each payable on a quarterly basis and reconciled at the end of each year.

Banglalink’s total license fees (annual license fees plus revenue sharing) in Bangladesh were equivalent to US$38.6 million, US$36.8 million, and US$36.9 million for the years ended December 31, 2021, 2020, and 2019, respectively. In addition to license fees, Banglalink pays annual spectrum charges to the BTRC, calculated according to the size of BDCL’s network, its frequencies, the number of its customers and its bandwidth. The annual spectrum charges are payable on a quarterly basis and reconciled at the end of each year. The BTRC has recently started to revise the formula for annual spectrum charges with the intention to apply a single formula to calculate the charge for all of the different licenses. A proposal has been sent to the PTD for approval.

BDCL’s annual spectrum charges were equivalent to US$ 13.7 million, US$10.3 million, and US$11.8 million for the years ended December 31, 2021, 2020, and 2019, respectively.

Distribution
    As of December 31, 2021, our sales and distribution channels in Bangladesh included 85 monobrand stores, a direct sales force of 58 enterprise sales managers and 165 zonal sales managers (for mass market retail sales), 60,060 retail SIM outlets, 298,979 top-up selling outlets, online sales channels, and 1,052 key retail outlets. We provide a top-up service through mobile financial services, ATMs, recharge kiosks, international top-up services, SMS top-up and the Banglalink online recharge system. We provide customer support through our contact center, which operates 24 hours a day and seven days a week. The contact center caters to several after-sales services to all customer segments with a special focus on a “self-care” app to empower customers and avoid customer reliance on call center agents. In order to stimulate data usage and smartphone penetration, we offer banglalink branded internet through reverse-bundle model via device partners’ channels.
Competition
    The mobile telecommunications market in Bangladesh is highly competitive. The following table shows our and our competitors’ respective customer numbers in Bangladesh as of December 31, 2021.

Operator	Customers in Bangladesh (in millions)
Grameenphone	83.5
Robi Axiata	53.7
Banglalink	37.2
Teletalk	6.7

Source: Bangladesh Telecommunication Regulatory Commission.
    According to the Bangladesh Telecommunication Regulatory Commission, the top three mobile operators, Grameenphone, Robi Axiata and Banglalink, collectively held approximately 96.3% of the mobile market which consisted of approximately 174.4 million customers as of December 31, 2021, compared to approximately 170.1 million customers as of December 31, 2020. According to GSMA, as of December 31, 2021, Bangladesh had a mobile penetration rate of approximately 107.0% compared to 101.6% as of December 31, 2020.
Mobile Business in Others
    In the countries in our “Others” category, we generally offer our customers mobile telecommunications services under prepaid and postpaid plans.
    The “Others” category represents our operations in Kyrgyzstan and Georgia. For information on reportable segments, see Item 5—Operating and Financial Review and Prospects—Reportable Segments.
    As of December 31, 2021, we had the following percentages of prepaid and postpaid customers:

Payment Plan	Kyrgyzstan	Georgia
Prepaid	93.7%	100%
Postpaid	6.3%	—
The table below presents the primary mobile telecommunications services we offer in Kyrgyzstan and Georgia.

Voice
•standard voice services
•prepaid and postpaid airtime charges from customers, including weekly and monthly contract fees for a predefined amount of voice traffic and roaming fees for airtime usage when customers travel abroad.

Internet and Data Access
•3G and 4G/LTE services in each of Kyrgyzstan and Georgia
•technology neutral licenses in each of Kyrgyzstan and Georgia
Roaming
Kyrgyzstan	Voice: 439 networks in 130 countries
GPRS: 292 networks in 105 countries
4G/LTE:179 networks in 75 countries
CAMEL: 223 networks in 92 countries
Georgia	Voice: 243 networks in 91 countries
GPRS: 225 networks in 84 countries
CAMEL: 173 networks in 67 countries
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

    The table below presents a description of business licenses relevant to our mobile business in Kyrgyzstan and Georgia. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Country	Licenses (as of December 31, 2021)	Expiration
Kyrgyzstan	Radio spectrum of 2600 MHz for the certain territory of Kyrgyzstan (technology neutral) 2530-2550MHz/2650-2670MHz	February 2030
	Radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 796-801MHz/837-842MHz	September 2025
	Radio spectrum of 800 MHz for the entire territory of Kyrgyzstan (technology neutral) 791-796MHz/832-837MHz	December 2026
	Radio spectrum of 900 MHz, 1800 MHz and 2100 MHz for the entire territory of Kyrgyzstan (technology neutral)	October 2024
	National license for electric communication service activity	Unlimited term
	National license for base station transmission	December 2024
	National license for services on data traffic	Unlimited term
	Radio spectrum for one site (transmission)	May 2023
	Radio spectrum of 2360 - 2400 MHz (technology TDD) for Bishkek city	October 2031
Georgia	GSM1800 10 MHz frequency	February 2030
	GSM900 5.49 MHz frequency	February 2030
	LTE 800 10 MHz frequency	February 2030
	10 MHz 3G frequency	December 2031

Wireless internet services
    We have promotional zero-zones for major local and international social networks in each of these countries to lower the entry barrier for new data users and stimulate consumption for existing ones. We also focus on smartphone penetration growth in each of these countries as the major source of effective demand for our mobile internet services. In 2022, we are aiming to focus on improving network capacity in the north of Kyrgyzstan and completed spectrum refarming in the south of Kyrgyzstan.
Distribution
    We distribute our products in Kyrgyzstan and Georgia through owned monobranded stores, franchises and other distribution channels. As of December 31, 2021, we had 81 stores in Kyrgyzstan (as well as 6,648 other points of sale) and 41 stores in Georgia (28 own monobranded stores and 13 franchises).
Mobile customers and mobile penetration rate
    The table below presents our total number of customers and the total mobile penetration rate for all operators in each of the countries in each of Kyrgyzstan as of December 31, 2021 and December 31, 2020 and Georgia as of October 31, 2021 and December 31, 2020.

	2021 (millions of customers)	Mobile Penetration	2020 (millions of customers)	Mobile Penetration
Kyrgyzstan(1)	10.6	160.2%	10.2	156.9%
Georgia(2)	1.3	138.0%	1.3	116%

(1)    Source: GSMA.
(2)    Source: Georgian National Communications Commission as of October 31, 2021 and December 31, 2020, respectively.
Description of Our Fixed-line Telecommunications
    In Russia, Ukraine and Uzbekistan, we offer voice, data and internet services to corporations, operators and consumers using a metropolitan overlay network in major cities and fixed-line telecommunications using inter-city fiber optic and satellite-based networks. In Kazakhstan, we offer a range of fixed-line business services for B2O, B2B and B2C segments. In Pakistan, we offer internet and data connectivity services over a wide range of access media, covering major cities of Pakistan. We do not offer fixed-line telecommunications services in Bangladesh, Kyrgyzstan or Georgia.

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
•managed Wi-Fi networks based on IEEE 802.11b/g/n/ac wireless technology
•virtual PSTN number, xDSL services, session initiation protocol (SIP) connection, financial information services, data center services, such as co-location, web hosting, audio conference and domain registration services

•IPTV and TVE services (for FTTB/FMC users, 2.1 million customers), virtual PBX, certain Microsoft Office packages (including SaaS), web-videoconferencing services and sale, rental and technical support for telecommunications equipment

•Pay TV (cable TV) (approximately 19,500 customers)
•OTT TV (TVE)
•FMC product services (1,674,021 customers)
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
Coverage
•all major population centers
•40 regions of Russia (189 cities covered by FTTB network), including FVNO projects (18 cities)
Operations
•operate a number of competitive local exchange carriers that operate fully digital overlay networks in a number of major Russian cities
Customers
•FTTB and FMC
•large multinational corporate groups
•government clients
•SMEs
•high-end residential buildings in major cities
Distribution
    We use a direct sales force, operating both with fixed-line and mobile customers and supported by specialists in technical sales support, marketing, customer service and end-user training. In addition, we employ a team of regional sales managers and a dedicated sales force in each of our regional branch offices, as well as having sales incentive plans with our regional partners.
Competition
    Our fixed-line telecommunications business faces significant competition from other service providers and competes principally on the basis of convergent services and bundles, installation time, network quality, geographical network reach, customer service, range of services offered and price.
The table below presents our competitors in the voice services, data services and fixed-line broadband markets in Russia.

Voice Services
•Rostelecom	•TransTelecom	•OJSC “Multiregional TransitTelecom” (acquired by MTS in 2021)
Data Services
•Rostelecom	•TransTelecom	•MegaFon
Fixed-line Broadband
•Rostelecom	•ER-Telecom	•MTS
•MegaFon
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
Licenses
    The table below presents a description of business licenses relevant to our fixed-line business in Russia. Unless noted otherwise, we plan to apply for renewal of these licenses prior to their expiration.

Services	License	Expiration
Leased Communications Circuits Services	St. Petersburg	October 4, 2022
Telematic Services	Krasnodar	August 1, 2022
	Nizhny Novgorod	August 1, 2022
	Khabarovsk	August 1, 2022
	Novosibirsk	August 1, 2022
	Rostov	August 1, 2022
	St. Petersburg	August 1, 2022
Data Transmission Services License	Krasnodar	August 1, 2022
	St. Petersburg	August 1, 2022
	Nizhny Novgorod	August 1, 2022
	Novosibirsk	August 1, 2022
	Rostov	August 1, 2022
Communications Services for the Purposes of Cable Broadcasting	Krasnodar	December 6, 2022
	Moscow	December 6, 2022
	St. Petersburg	December 6, 2022
	Yekaterinburg	December 6, 2022
	Khabarovsk	December 6, 2022
	Nizhny Novgorod	December 6, 2022
	Novosibirsk	December 6, 2022
	Rostov	December 6, 2022
Fixed-line Business in Pakistan
The table below presents a description of the fixed-line telecommunications services we offer in Pakistan.

Services
•data and voice services over a wide range of access media, covering more than 225 locations, including all the major cities
•data services being provided to the enterprise customers include: dedicated internet access, VPN (virtual private networking), leased lines & fixed telephony
•domestic and international leased lines, domestic and international MPLS, and IP transit services through our access network
•high-speed internet access (including fiber optic lines)
•telephony
•telephone communication services, based on modern digital fiber optic network
•dedicated lines of data transmission
•dedicated line access and fixed-line mobile convergence
Coverage
•wired and wireless access services include FTTx, PMP (point to multipoint), point-to-point radios, VSAT and Microwave links connecting more than 225 locations across Pakistan
Operations
•long-haul fiber optic network covers more than 13,000 kilometers and, supplemented by wired and wireless networks
Customers
•enterprise customers
•domestic and international carriers
•corporate and individual business customers
Distribution
    We utilize a direct sales force in Pakistan for enterprise customers. This dedicated sales force has three channels dedicated to SMEs, large/key accounts and business-to-government. These channels are led by individual channel heads who further employ a team of regional sales managers in different regions, which are further supported by a sales force, including team leads and key account managers. Keeping in view the growing shift towards digitization we have enabled a new sales team specifically targeting all digital solutions led by a Digital Sales head. There is also a centralized telesales executive team led by a manager who upsells through targeted campaigns.
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
•FTTB services tariffs for fixed-line broadband internet access targeted at different customer segments
Coverage
•provided services in 126 cities in Ukraine (excluding cities in Crimea and the ATO zone)
•engaged in a project to install FTTB for fixed-line broadband services in approximately 43,486 residential buildings in 125 cities, providing over 60,442 access points
Our joint carrier and operator services division in Ukraine provides local, international and intercity long-distance voice traffic transmission services to Ukrainian fixed-line and mobile operators on the basis of our proprietary domestic long-distance/ILD network, as well as IP transit and data transmission services through our own domestic and international fiber optic backbone and IP/MPLS data transmission network. We derive most of our carrier and operator services revenue in Ukraine from voice call termination services to our own mobile network and voice transit to other local and international destinations.
Distribution
    Our company emphasizes high customer service quality and reliability for its corporate large accounts while at the same time focusing on the development of its SME offerings. We sell to corporate customers through a direct sales force and various alternative distribution channels such as IT servicing organizations and business center owners, and to SME customers through dealerships, direct sales, own retail and agent networks. We use a customized pricing model for large accounts which includes service or tariff discounts, volume discounts, progressive discount schemes and volume lock pricing. We use standardized and campaign-based pricing for SME customers. Our residential marketing strategy is focused on attracting new customers. We offer several tariff plans, each one targeted at a different type of customer. In addition, we have been able to benefit from cross-selling our products. As of December 31, 2021, our penetration of fixed-mobile convergence (“FMC”) in fixed broadband was 75%, due to a high level of migration of mobile customers to FMC.
Competition
    There is a high level of competition with more than 3,000 internet service providers in Ukraine. According to the NCCIR, as of September 30, 2021, Kyivstar led the fixed broadband market with 1.2 million customers, which corresponds to a 14.5% market share. The table below presents our competitors in Ukraine in the services indicated.

Voice Services(1) and Data Services(2)
•Ukrtelecom	•Data Group	•Farlep-Invest (Vega)
Retail Internet Services
•Kyivstar	•Ukrtelecom	•Data Group and Volia
Top 5 ISPs (market share)(3)
•Kyivstar (14.5%)	•Ukrtelecom (10.6%)	•Data Group and Volia (9.6%)
•Freenet (2.0%)	•Lanet (1.2%)

(1)Voice services market for business customers only.
(2)Data services for corporate market only.
(3)Source: NCCIR as of September 30, 2021
Licenses
Following legislative changes, including the changes to the Law “On Telecommunications” made in 2019 by the Ukrainian Parliament, state licensing of fixed-line telecommunications services has now been abolished. Accordingly, our fixed-line business in Ukraine no longer requires licensing in order to operate. However, licensing of radio frequency resource (RFR) use remains unchanged.
Fixed-line Business in Kazakhstan
The table below presents a description of the fixed-line telecommunications services we offer in Kazakhstan.

Services
•high-speed internet access
•local, long distance and international voice services over IP
•local, intercity and international leased channels and IP VPN services
•cloud services, BeeTV, Internet of things (IoT)
•integrated corporate networks (including integrated network voice, data and other services)
•FMC product, including mobile bundles and video content from Amediateka and IVI, and additional SIM cards for family
•ADSL, FTTB, Wi-Fi, WiMax, VSAT, GPON, WTTX
Distribution
    We are focusing on customer base and revenue growth, which we aim to promote by expanding our transport infrastructure, developing unique products, strengthening our position in the market and enhancing our sales efforts and data services, and Fixed Virtual Network Operator (FVNO) activity.
Competition
    The table below presents our competitors in the fixed-line telecommunications services market in Kazakhstan.

Internet, Data Transmission and Traffic Termination Services
•Kazakhtelecom	•TransTelecom (owned by Kazakhstan Temir Zholy, the national railway company)
•KazTransCom, Jusan mobile (Kcell own a 20% share)	•Astel (a leader in the provision of satellite services)
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

Services
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
Coverage
•provided services in Tashkent and other regions such as Navoi, Smarkand, Uchkuduk and Zaravshan
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

Services	License	Expiration
Fixed-line, long distance and international	Nationwide	Unlimited
Data	Nationwide	Unlimited

Regulatory
    For a description of certain laws and government regulations to which our main telecommunications businesses are subject, see Exhibit 99.2—Regulation of Telecommunications.
    The voice, data and connectivity services we provide may also expose us to sanctions and embargo laws and regulations of the United States, the United Nations, the European Union, the United Kingdom and the jurisdictions in which we operate. In addition, as a global telecommunications company, we have roaming and interconnect arrangements with mobile and fixed-line operators located in the majority of countries throughout the world, including in countries that are the target of certain sanctions restrictions. For a discussion of the sanctions regimes we are subject to, including the risks related to such exposure, see Item 3.D—Risk Factors—Regulatory, Compliance and Legal Risks—Violations of and changes to applicable sanctions and embargo laws, including export control restrictions, may harm our business.
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

In 2021, these trends were less pronounced due to the COVID-19 pandemic, which resulted in associated restrictions imposed by governments across the world that impacted international travel and led to an increase in remote working arrangements, as well as disruption to supply chains. Roaming revenues were significantly lower as compared to normal years, while we saw a pick-up in usage of our fixed-line services due to work-from-home conditions and travel restrictions. However, going forward we expect the seasonal trends described above to continue.
Information Technology
As part of the execution of our digital operator strategy, in 2021, we devoted considerable resources to the maintenance, development and improvement of our IT systems. For example, in 2021, we completed the enhancement of the digital business support systems (“DBSS”) of our operating companies in Pakistan and Ukraine, and completed the DBSS modernization across Algeria, Bangladesh, Pakistan, Ukraine, Georgia and Kyrgyzstan. DBSS enhancements are currently ongoing in Russia, Uzbekistan and Kazakhstan.
The enhancement of our IT capabilities optimizes the experience of our customers as they use our core services, and also enables our operators to offer IT and big data / artificial intelligence-based products as a part of their B2B portfolios. Our portfolio of advance IT/big data services includes data-driven marketing (AdTech), scoring models, geo-analytics, video/audio analytics, cyber security as a service, private industrial networks, integration and cloud infrastructure services. Key developments in this area in 2021 include Beeline Russia’s acquisition of a majority stake in OTM, a major AdTech provider in Russia and the 100% acquisition of IBS DataFort, a cloud IT infrastructure provider. Jazz, our operating company in Pakistan, completed and unveiled Pakistan’s largest Tier III certified data center on January 25, 2022, which serves the business needs of our Pakistan operations, as well as the broader business community in Pakistan.
    Cybersecurity and compliance with data protection regulations remain our key priorities. We have established a Group-wide horizontal experience exchange mechanism to share best practices in cybersecurity as well as cross-operating companies alarm channels enabling us to respond to cyber threats of global scale. Our updated cybersecurity policy came into effect on January 1, 2021, requiring each of our operating companies to meet international best practice standards including ISO 27001. In addition to the onboarding of fully dedicated cyber security teams, each operating company has appointed a chief cyber security officer to ensure operational focus and consistency of our cyber security function.

Intellectual Property
We rely on a combination of trademarks, service marks and domain name registrations, copyright protection and contractual restrictions to establish and protect our technologies, brand name, logos, marketing designs and internet domain names. We have registered and applied to register certain trademarks and service marks in connection with our telecommunications and digital businesses in accordance with the laws of our operating companies. Our registered trademarks and service marks include our brand name, logos and certain advertising features. Our copyrights and know-how are principally in the area of computer software for service applications developed in connection with our mobile and fixed-line network platform, our internet platforms and non-connectivity service offerings and for the language and designs we use in marketing and advertising our communication services. For a discussion of the risks associated with new technology, see Item 3.D.—Risk Factors—Operational Risks—The loss of important intellectual property rights as well as third-party claims that we have infringed on their intellectual property rights could significantly harm our business.
Sustainability
    The Group Head of Corporate Strategy, Communications and Investor Relations oversees the corporate sustainability program and confers with our management in connection with executing its duties.
    Our approach to sustainability goes beyond corporate philanthropy, and is centered around the idea of using technology to empower communities. The approach consists of two important elements: our “license to grow” and our “license to operate” initiatives, and reflects our desire to forge valuable partnerships that benefit all our stakeholders. The first element, our license to grow initiative, is supported by our digital entrepreneurship and digital skills and literacy programs, which help us to contribute long-term socioeconomic value to the communities we serve. Through promoting digital inclusion and creating new opportunities for participants, these programs also contribute to the demand for digital products and services, which in turn creates new opportunities for our business. In parallel, the second element of our approach to sustainability, the license to operate initiative is focused on efforts aimed at improving and sustaining our global operations. It emphasizes services that provide long-term benefits to the societies we operate in, as well as good corporate citizenship, ethical behavior and operational performance. VEON is committed to creating social and business value by making impactful investments that help create new services, partnerships and forums, which in turn enable and empower the people we serve across our markets.
    Our Integrated Annual Report 2020 describes this approach to sustainability and meets Global Reporting Initiative standards at the “core” level, follow the guidance in the AA1000 Accountability Principles Standard and is influenced by International Integrated Reporting Council guidance. The Integrated Annual Report 2020 has also obtained a “limited” level of assurance in various “subject matters” to meet the requirements of the International Standard on Assurance Engagements (ISAE) 3000 (revised). For the AA1000 Principles, our assurance engagement was planned and performed to meet the requirements of a Type 1 “moderate level” of assurance as defined by AA1000 Assurance Standard (AA1000AS) 2008.
    As part of our reporting cycle, we assess the effectiveness of our sustainability strategy and revise it when needed.
    Our approach to the identification, management and evaluation of sustainability is guided by three main principles:
•Stakeholders: By engaging with our stakeholders, we understand their concerns and expectations, and we follow a number of stakeholder-defined standards and guidelines;
•Materiality: Using pre-defined criteria, we prioritize materiality by assessing individual opportunities against our strategy and their importance to our stakeholders; and
•Accountability: We are accountable to our stakeholders through the publication of our Integrated Annual Report. We also share periodic updates with internal stakeholders, including members of management, to inform them about key sustainability-related developments and our sustainability performance.
    MSCI ESG Ratings rated VEON 'BBB' in its most recent assessment of our resilience to long-term environmental, social and governance risks. The assessment, dated April 2022, cited our performance in corporate governance as a particular area of strength relative to its industry peers. We are also proud to be a member of the GSM Association’s (GSMA) climate action taskforce and are planning to align with the organization’s goal of achieving net-zero GHG emissions for the industry by 2050. By taking this step, we are working towards setting climate action targets for our business that help our industry meet its emissions objectives.

Our support for the GSMA’s ambitions corresponds with a variety of existing initiatives to reduce the energy intensity of our business. We are committed to mitigating our carbon footprint and the rollout of network energy-efficiency measures, which will contribute to a low-carbon economy as well as offer us the potential to reduce our operating costs over time. We continue to upgrade existing diesel- and petrol-powered units with more energy-efficient, hybrid and renewable energy-powered network equipment and, where practical, increase the number of base transceiver stations situated outside to reduce the energy use involved in keeping them cool. In some markets we share tower capacity with other operators, which has had a direct positive impact on our energy consumption and our environmental footprint. We keep abreast of local environmental legislation and strive to reduce the environmental impact of our operations through responsible use of natural resources and by reducing waste and emissions.
Our operating companies continue to develop innovative solutions to reduce energy intensity, such as powering telephone exchange stations on solar energy, installing state-of the-art on-grid photovoltaic systems and carrying out training on renewable energy solutions to ensure stakeholders are aware of our carbon- and cost-saving benefits. Across our organization, we continued working on reducing the carbon footprint of our offices, with a variety of initiatives including switching to LED lighting. Additionally, our recent decision to encourage home-working as a permanent change to our HR policy at our Amsterdam headquarters will enable us to make an additional contribution to reducing the carbon footprint of our headquarters function.
EU Taxonomy Regulation
As of 2021, we started applying the EU Taxonomy regulation (EU) 2020/852 of the European Parliament and of the Council on the establishment of a framework to facilitate sustainable investment.
After a thorough review, we concluded that our core economic activities are not covered by the Climate Delegated Act and consequently are Taxonomy-non-eligible. It is therefore concluded that VEON Group with its core business activities is not identified as a relevant source of GHG emissions under the EU Taxonomy regime.
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
    We do not have any subsidiaries, affiliates, other equity investments, assets, facilities or employees located in Iran, and we have made no capital investment in Iran. Except as specified below, we do not believe we have provided any products, equipment, software, technology, information, support or services into Iran, or had any agreements, arrangements, or other contacts with the government of Iran or entities owned or controlled by the government of Iran.
    As is standard practice for global telecommunications companies, we have, via certain non-U.S. subsidiaries, wholesale roaming and interconnect arrangements with mobile and fixed line operators located in the majority of countries throughout the world, including Iran. These agreements allow our customers to make and receive calls internationally, including when our customers are on other networks. In addition, a selection of our non-U.S. subsidiaries also provide telecommunications services to Iranian embassies located in certain of our countries of operation. We intend to continue these agreements in compliance with applicable U.S. sanctions laws.
    Our non-U.S. subsidiaries have roaming agreements with the following GSM mobile network operators in Iran which may be owned, controlled or otherwise affiliated with the government of Iran: Telecommunications Company of Iran (“TCI”), MTN Irancell, and RighTel. During 2021, our gross revenue received from roaming arrangements with TCI, MTN Irancell and RighTel was approximately US$20,576, US$1,225 and US$9,256 respectively. We recorded an approximate net profit from roaming arrangements with TCI of US$8,294, and approximate net losses with MTN Irancell and RighTel of US$213,432 and US$24,445.
    Our non-U.S. subsidiaries have the following agreements with Iranian embassies. During 2001, PJSC VimpelCom, began providing telecommunications services, including mobile and fixed-line services, to the Embassy of Iran in Moscow. The approximate gross revenue for these services in 2021 was US$11,810. During 2013, our Pakistan subsidiary, Jazz, began providing mobile telecommunications services to the Embassy of Iran in Islamabad. The approximate gross revenue for these services in 2021 was US$2,489. During 2004, our Kyrgyzstan subsidiary, Sky Mobile LLC, began providing mobile telecommunications services to the Embassy of Iran in Bishkek. The approximate gross revenue and net profits for these services in 2021 was US$396 and US$389, respectively. During 2009, our then subsidiary in Algeria, OTA, and subsequently its wholly owned subsidiary, Optimum Telecom Algérie S.p.A., began providing mobile telecommunications services to the Embassy of Iran in Algiers. The approximate gross revenue and net profit for these services in 2021 was US$391 and US$328, respectively. During 2007, our Bangladesh subsidiary, Banglalink, began providing telecommunications services to the Embassy of Iran in Dhaka. The approximate and net profit for these services in 2021 was US$64.
On April 15, 2021, the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) designated Pozitiv Teknolodzhiz, AO (“Positive Technologies”) on the Specially Designated Nationals and Blocked Persons List (the “SDN List”) pursuant to Executive Order 14024, “Blocking Property with Respect to Specified Harmful Foreign Activities of the Government of the Russian Federation,” and Executive Order 13382, “Blocking Property of Weapons of Mass Destruction Proliferators and Their Supporters.” Following the sanctions designation, VEON identified that its joint ventures/strategic partnerships in Pakistan (Pakistan Mobile Communications Limited or “PMCL”) and Kazakhstan (Kar-Tel LLP) and its subsidiary in Russia (PJSC VimpelCom) had relationships with either Positive Technologies or its affiliate PT Global Solutions Limited (“PT Global”). These relationships involved Positive Technologies/PT Global either providing cybersecurity assessment services to, or receiving telecommunications services from, these VEON entities. The telecommunications customer services transactions with Positive Technologies/PT Global since the designation have resulted in aggregate revenue of approximately $33,805, and aggregate profit of approximately $26,030. These activities with Positive Technologies/PT Global were in compliance with applicable laws, including sanctions regulations administered by OFAC, as well as PJSC VimpelCom’s legal obligations under Russian law to provide certain telecommunications services.
C. Organizational Structure
See — Business Overview.
D. Property, Plants and Equipment
Buildings
    The buildings housing our offices in Amsterdam and London are leased. Our global headquarters activities are hosted in Amsterdam, and we have subleased parts of our Amsterdam office since February 2020. Our London office at 15 Bonhill Street, London EC2A 4DN has been fully subleased since January 2019, and our London-based staff now utilize an alternative space located in central London. Our subsidiaries, including those in Russia, Pakistan, and Ukraine, both own and lease property used for a variety of functions, including administrative offices, technical centers, data centers, warehouses, operating facilities, main switches for our networks and IT centers. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.
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
Since late 2019, as part of our “infrastructure” strategy, we have been focused on optimizing our tower portfolio by selling certain mobile tower assets and concurrently entering into lease arrangements with the buyer for the same assets, thereby monetizing our assets base while increasing operating costs. See Item 5—Operating and Financial Review and Prospects—Key Developments during 2021—Agreement between VEON and Service Telecom regarding the sale of its Russian tower assets.
    For the mobile network structure that we do not own, we enter into agreements for the location of base stations in the form of either leases or cooperation agreements that provide us with the use of certain spaces for our base stations and equipment. Under these leases or cooperation agreements, we typically have the right to use such property to place our towers and equipment shelters. We are also party to certain network managed services agreements to maintain our networks and infrastructure.
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
For more information on our property, plants and equipment, see Note 12—Property and Equipment to our Audited Consolidated Financial Statements.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For discussion related to our financial condition, changes in financial condition, and the results of operations for 2020 compared to 2019, refer to Item 5—Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the United States Securities and Exchange Commission on March 15, 2021, excluding the discussion related to the adjustments to our Consolidated Income Statement, Consolidated Statement of Cash Flows and capital expenditures that have been made following the classification of Algeria as a discontinued operation (see Note 10—Held for Sale and Discontinued Operations in our Audited Consolidated Financial Statements), which is discussed in this Item 5.
The following discussion and analysis should be read in conjunction with our Audited Consolidated Financial Statements and the related Notes included in this Annual Report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements due to numerous factors, including the risks discussed in Item 3D. Risk Factors.
Overview
    VEON is a leading global provider of connectivity and internet services, headquartered in Amsterdam. Present in some of the world’s most dynamic markets, VEON currently provides more than 220 million customers with voice, fixed broadband, data and digital services. VEON, through its operating companies, offers services to customers in several countries: Russia, Pakistan, Ukraine, Kazakhstan, Uzbekistan, Algeria, Bangladesh, Kyrgyzstan and Georgia. We provide services under the “Beeline,” “Jazz,” “Kyivstar,” “banglalink” and “Djezzy” brands.
    VEON generates revenue from the provision of voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment, infrastructure and accessories.
Reportable Segments
    We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
    As of December 31, 2021, our reportable segments consist of the following segments: Russia, Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. Following the exercise of the put option for our stake in Algeria on July 1, 2021, the Algerian business has, in line with the IFRS 5 requirements, become a discontinued operation, and accounted for as an “Asset held for sale.” Refer to Note 9—Significant Transactions in our Audited Consolidated Financial Statements attached hereto for further details. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Luxembourg and costs relating to centrally managed operations and reconciles the results of our reportable segments and our total revenue and Adjusted EBITDA. For more information on our reportable segments, refer to Note 2—Segment Information in our Audited Consolidated Financial Statements attached hereto for further details.
Basis of Presentation of Financial Results
    Our Audited Consolidated Financial Statements attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective at the time of preparing the Audited Consolidated Financial Statements and applied by VEON.
Critical Accounting Estimates
    For a discussion of our accounting policies please refer to Note 25—Significant Accounting Policies of our Audited Consolidated Financial Statements attached hereto.
Key Developments for the year ended December 31, 2021
Shareholders trading on NASDAQ no longer subject to annual depository fee
From January 1, 2021, holders of VEON American Depositary Shares ("ADSs") trading on NASDAQ are no longer subject to any cash dividend fee or depository service fee of any kind. ADS holders will continue to be subject to the normal issuance and cancellation fees.
VEON completes the acquisition of minority shareholding in Pakistan Mobile Communications Limited
In March 2021, VEON successfully concluded the acquisition of the 15% minority stake in Pakistan Mobile Communications Limited ("PMCL"), the operating company of Pakistan’s leading mobile operator, Jazz, from the Dhabi Group for USD 273 million.
This transaction follows the Dhabi Group’s exercise of its put option announced on September 28, 2020 and gives VEON 100% ownership of PMCL. This simplifies and streamlines the Group’s governance over its Pakistani assets and enables VEON to capture the full value of this growing business, including future dividends paid by PMCL. The transaction is presented within 'Acquisition of non-controlling interest' within the Consolidated Statement of Cash Flows.
VEON subsidiary Banglalink successfully acquires 9.4MHz in spectrum auction
In March 2021, Banglalink, the Company's wholly-owned subsidiary in Bangladesh, acquired 4.4MHz spectrum in the 1800MHz band and 5MHz spectrum in 2100MHz band following successful bids at an auction held by the Bangladesh Telecommunication Regulatory Commission (“BTRC”). The newly acquired spectrum will see Banglalink increase its total spectrum holding from 30.6MHz to 40MHz. Banglalink total investment will amount to BDT 10 billion (US$115 million equivalent) to purchase the spectrum.
VEON completes the acquisition of majority shareholding in OTM
In June 2021, VEON successfully acquired a majority stake in OTM, a technology platform for automating and planning online advertising purchases in Russia. VEON's investments in OTM will significantly strengthen Beeline's position in the advertising technology market and enable VEON to expand OTM's operations into other markets served by VEON’s mobile operators. The acquisition builds on VEON’s ongoing transformation into a digital operator.
VEON announced the exercise of its put option to sell its stake in Djezzy
On July 1, 2021, VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algérie SpA ("Omnium") to the Algerian National Investment Fund, Fonds National d’Investissement ("FNI"). Omnium owns Algerian mobile network operator, Djezzy. The exercise of the option initiates a process under which a third-party valuation will be undertaken to determine the fair market value at which the transfer shall take place. Under the terms of the shareholders’ agreement with FNI, the transaction is expected to be completed in the second quarter of 2022 for a sale price of US$682 million.
Agreement between VEON and Service Telecom regarding the sale of its Russian tower assets
On September 5, 2021, the Company and VEON Holdings B.V., a subsidiary of the Company, signed an agreement for the sale of its mobile network towers in Russia to Service Telecom Group of Companies LLC ("Service Telecom"). The sale reflects VEON's continued focus on active portfolio management and the pursuit of opportunities to realize the value of its infrastructure portfolio. On December 1, 2021, VEON announced the successful conclusion of the sale of its Russian tower assets to Service-Telecom for RUB 70.65 billion (US$957 million equivalent), paving the way for the establishment of a long-term partnership pursuant to a master tower agreement that has been entered into between PJSC VimpelCom and Service Telecom.
VEON aligns executive compensation with total shareholder returns

On December 7, 2021, VEON announced a new incentive plan for its Group executive leadership. The purpose of the new compensation scheme is to reward long-term value creation and ensure the alignment of management and shareholder interests.

Management changes
In April 2021, VEON announced changes to its leadership structure. Co-CEO Sergi Herrero, who joined the company in September 2019, stepped down as co-CEO effective June 30, 2021. Kaan Terzioglu continues in his role as CEO of VEON Ltd. with overall responsibility for corporate matters and the Group’s general operations.
In addition, in April 2021, VEON announced the appointment of two new members of the Group’s leadership team. Alex Bolis joined VEON as Group Head of Corporate Strategy, Communications and Investor Relations while Dmitry Shvets joined as Group Head of Portfolio and Performance Management, a new role that includes oversight of VEON’s Performance Management and M&A teams. Mr. Bolis joined VEON on April 1, 2021 and Mr. Shvets on April 15, 2021.
On August 17, 2021, VEON announced the appointment of Michael Schulz as VEON’s Group Chief People Officer.
On October 21, 2021, VEON announced that its Group General Counsel, Scott Dresser, would be leaving VEON effective on December 31, 2021.
On December 18, 2021, VEON announced that Victor Biryukov had been appointed as its Group General Counsel effective January 1, 2022, succeeding Scott Dresser.
Board of Director changes
In June 2021, VEON Ltd. announced the results of the elections conducted at its Annual General Meeting of Shareholders. Shareholders elected three new members to the Company’s Board of Directors: Vasily Sidorov, Irene Shvakman and Sergi Herrero, who previously served as co-CEO of VEON. Shareholders also elected nine previously serving directors: Hans-Holger Albrecht, Leonid Boguslavsky, Mikhail Fridman, Gennady Gazin, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Stephen Pusey and Robert Jan van de Kraats.
On July 15, 2021, VEON announced that Stephen Pusey decided to step down from its Board of Directors.
See —Recent Developments below for further information on changes to our Board of Directors in 2022.
Financing activities
In March 2021, VEON Holdings B.V. successfully entered into a new multi-currency revolving credit facility agreement of US$1,250 million. The RCF replaced the revolving credit facility signed in February 2017, which was cancelled. The RCF has an initial tenor of three years, with VEON having the right to request two one-year extensions, subject to lender consent. International banks from Asia, Europe and the United States have committed to the RCF. The new RCF caters for USD LIBOR cessation with the secured overnight financing rate ("SOFR") administered by the Federal Reserve Bank of New York agreed as the replacement risk free rate with credit adjustment spreads agreed for interest periods with a one month, three month and six month tenor. SOFR will apply to interest periods commencing on and from October 31, 2021. VEON will have the option to make each drawdown in either U.S. dollars or euro.
In March 2021, PMCL successfully entered into a new PKR 15 billion (US$98 million equivalent) syndicated facility with MCB Bank as agent and PKR 5 billion (US$33 million equivalent) bilateral term loan facility with United Bank Limited. Both these floating rate facilities have a tenor of seven years.
In March 2021, VEON Holdings B.V. successfully amended and restated its existing RUB 30 billion (US$396 million equivalent) bilateral term loan agreement with Alfa Bank and increased the total facility size to RUB 45 billion (US$594 million equivalent), by adding a new floating rate tranche of RUB 15 billion (US$198 million equivalent). The new tranche has a five year term. In April 2021, the proceeds from Alfa Bank new tranche of RUB15 billion (US$198 million equivalent) were used to early repay RUB 15 billion (US$198 million equivalent) of loans from Sberbank, originally maturing in June 2023.
In June 2021, PMCL secured a PKR 50 billion (US$320 million equivalent) syndicated credit facility from a banking consortium led by Habib Bank Limited. This ten year facility will be used to finance the company’s ongoing 4G network rollouts and technology upgrades, as well as to address upcoming maturities.
In September 2021, VEON Holdings B.V. issued senior unsecured notes of RUB 20 billion (US$273 million equivalent), maturing in September 2026. The notes were issued under its existing Global Medium Term Note Program with a Program limit of US$6.5 billion, or the equivalent thereof in other currencies. The proceeds were used for early repayment of RUB 20 billion (US$273 million equivalent) of outstanding loans to Sberbank that were originally maturing in June 2023.
In December 2021, VEON Finance Ireland Designated Activity Company signed a RUB 45 billion (US$612 million equivalent) Term Facilities Agreement with Alfa Bank which includes a RUB 30 billion (US$408 million equivalent) fixed rate tranche and a RUB 15 billion (US$204 million equivalent) floating rate tranche, both with a maturity date of December 2026. The facilities are guaranteed by VEON Holdings B.V. The proceeds from the Alfa Bank facilities have been used to finance intercompany loans to PJSC VimpelCom. See —Recent Developments—Novation of Loans for a discussion of the novation of this loan in 2022.
In December 2021, VEON Finance Ireland Designated Activity Company signed a RUB 45 billion (US$611 million equivalent) Term Facility Agreement with Sberbank with a floating rate. The maturity date of the facility is December 2026 and it is guaranteed by VEON Holdings B.V. The proceeds from the Sberbank facility have been used to finance an intercompany loan to PJSC VimpelCom. See —Recent Developments—Novation of Loans for a discussion of the novation of this loan in 2022.
In December 2021, VEON Holdings B.V. repaid RUB 45 billion (USD611 million equivalent) of outstanding loans to Alfa Bank, comprising of a RUB 30 billion loan (US$407 million equivalent) originally maturing in March 2025 and a RUB 15 billion (US$204 million equivalent) loan originally maturing in March 2026.
In December 2021, VEON Holdings B.V. repaid RUB 45 billion (US$612 million equivalent) of outstanding loans to Sberbank, comprising of a RUB 15 billion (US$204 million equivalent) loan originally maturing in June 2023 and a RUB 30 billion (US$408 million equivalent) loan originally maturing in June 2024.
VEON concludes comment letter process with the AFM
On November 25, 2020, we received a letter from the AFM asserting that the goodwill impairment tests for the cash-generating units in Russia and Algeria had not been applied correctly in the first half of 2020 because our goodwill impairment tests did not take into account all aspects that market participants would take into account in determining the fair value less cost of disposal. The AFM comment process began in November 2020, when we received an initial comment letter from the AFM seeking additional information regarding our goodwill impairment testing performed in the first half of 2020 as disclosed in the 2020 Interim Financial Report. The AFM had asserted that they did not agree with our assumptions regarding the discount rate and projected cash flows used in our discounted cash flow model.
We responded to these requests from the AFM during 2020 and 2021 and met several times with the AFM to discuss our goodwill impairment testing. We maintained that our goodwill impairment tests were performed correctly and that no re-performance of the past impairment tests is necessary. These discussions with the AFM have now been resolved without a restatement of previously issued financial statements or other changes to our goodwill impairment testing being imposed.

Recent Developments after year end 2021
Karen Linehan joins VEON board as a non-executive director
On January 5, 2022, VEON announced the appointment of Karen Linehan to the Board of Directors as a non-executive director, following the resignation of Steve Pusey in 2021.
VEON announces its intention to establish a new parent holding company in the United Kingdom
On February 3, 2022, VEON announced its intention to move its group parent company to the United Kingdom, with the introduction of a newly formed UK incorporated public limited company (the “new UK Parent Company”) as the top holding company of the VEON Group. It is expected that the new UK Parent Company will replace VEON Ltd. as the VEON Group’s ultimate parent company by way of a Bermuda court-approved scheme of arrangement. VEON has since suspended all activities related to the previously proposed re-domiciliation of VEON Ltd. to the United Kingdom and will continue to consider the optimal corporate structure for the Group.
The Conflict between Russia and Ukraine
In response to the ongoing conflict between Russia and Ukraine, the United States, European Union (including individual E.U. member states), the United Kingdom, as well as other countries (such as, Japan, Canada, Switzerland) have imposed wide-ranging economic sanctions and trade restrictions which have targeted individuals and entities, as well as large swaths of the Russian (and Belarussian) economy. The United States, the European Union and the United Kingdom have also imposed sanctions on a number of individuals and entities from both Russia and Belarus (including many Russian and Belarussian financial institutions), including measures that prohibit dealings with these individuals and entities and/or freezing their assets and measures that prohibit dealing with newly issued securities or extending credit to designated entities and, in the case of the United Kingdom, persons connected with Russia. In addition, certain Russian banks have been removed from the SWIFT payment messaging system, which facilitates transfers of funds between financial institutions and across borders. In addition to economic sanctions, the United States, the European Union and the United Kingdom have expanded export and import prohibitions on items destined for or from Russia or Belarus, including, among other things, restrictions on the export to or for use in Russia certain commodities, critical-industry software and technology, iron and steel products, and luxury goods. Ukraine has also enacted sanctions with respect to certain Russian entities and individuals, such as MOEX on which VEON Ltd.’s shares are listed and traded on an unsponsored basis. The sanctions and trade restrictions have been frequently updated as events have unfolded and are subject to ongoing change.
Furthermore, as a response to the new sanctions Russia recently introduced a number of counter-sanctions and measures aimed at stabilizing domestic financial markets. These, among others, include new restrictions related to capital and foreign exchange controls, restrictions on lending to foreign (non-Russian) persons, restrictions on foreign persons’ transactions with Russian securities and real estate, and limitations on export and import of certain goods into and outside Russia. The introduction of certain of these measures may significantly harm our business. For example, we are limited in our ability to pay and receive dividends, including interest payments on intercompany loans and dividends from our subsidiary PJSC VimpelCom, we may also be limited in issuing or repaying intra-group loans, completing corporate restructurings or planned M&A transactions. Moreover, new Russian counter-sanctions may affect our ability to service our indebtedness towards non-Russian creditors as Russian counter-sanctions introduce new rules related to debt repayment towards foreign creditors.
As of the date on this Annual Report on Form 20-F, the conflict between Russia and Ukraine is still ongoing. For a discussion of the potential impact of the conflict on our business, see Item 3.D—Risk Factors and —Factors Affecting Comparability and Results of Operations—The Conflict Between Russia and Ukraine.
Mikhail Fridman steps down from VEON board
On March 1, 2022, VEON announced the resignation of Mikhail Fridman from the Board of Directors, effective from February 28, 2022.
Liquidity and financing update
On March 2, 2022, VEON announced that as of February 27, 2022, it had approximately US$2.1 billion of cash and deposits, including US$1.5 billion of U.S. dollars and euro-denominated cash and deposits held at the level of its HQ in Amsterdam. The HQ cash and deposits are held in bank accounts, money market funds and on-demand deposits at a diversified group of international banks from the European Union, the United States and Japan. In addition, VEON utilized US$430 million under its RCF on February 28, 2022 to repay the principal and accrued interest of its US$417 million notes due March 1, 2022.
On March 11, 2022, a subsidiary of VEON prepaid its RUB 30 billion interest-bearing loan with VTB Bank, which had been entered into on February 17, 2021, in accordance with its terms, and the facility was cancelled. The repayment and cancellation was in compliance with applicable sanctions. In February 2022, VEON requested a one-year extension to the RCF, which was approved by eight lenders, and in March 2022, commitments of two Russia-based banks under the RCF were cancelled as it is no longer possible for them to fund drawings under the RCF given the recently introduced Russian currency controls. As a result, the commitments under the RCF will be reduced from US$1,250 million to US$1,055 million.
On April 13, 2022, VEON announced that it had approximately US$1.3 billion of cash held at the level of its HQ in Amsterdam, which was deposited with international banks and fully accessible at HQ, with approximately US$700 million available under its RCF. In addition, VEON’s operating companies had a total cash position equivalent to over US$500 million. As of the date of this Annual Report on Form 20-F,VEON Holdings B.V. is in the process of drawing down the remaining committed amounts under the RCF, with a portion of the related utilization request having been received as of such date. Once the drawdown is complete, the RCF will be fully drawn. The proceeds of this drawing will be used for general corporate purposes.
In February 2022, PMCL fully utilized the remaining PKR 40 billion that it had available under its existing line of credit and in April 2022, PMCL entered into a PKR 40 billion syndicated loan with a ten year maturity and Banglalink entered into a BDT 12 billion syndicated loan with a five year maturity. In addition, in April, Kyivstar prepaid a UAH 1,350 million loan with JSC CitiBank, prepaid a portion of a UAH 1,677 million loan with Alfa Bank (UAH 1,003 million) and prepaid a portion of a UAD 1,275 million loan with JSC Credit Agricole (UAH 940 million prepaid).
Robert Jan van de Kraats steps down from VEON Board
On March 8, 2022, VEON announced the resignation of Robert Jan van de Kraats from the Board of Directors, effective from March 7, 2022.

U.S., EU and UK Sanctions not applicable to VEON
On March 15, 2022 and April 13, 2022, we announced our conclusion that, on the basis of information available to us, VEON is not the subject of any sanctions imposed by the United States, the European Union or the United Kingdom. Bermuda adopts UK sanctions by operation of law.
VEON has no ultimate controlling shareholder. As disclosed in this Annual Report on Form 20-F, LetterOne holds 47.85% of our common and voting shares. Mr. Mikhail Fridman and Mr. Peter Aven, upon whom sanctions have been imposed on by the European Union and the United Kingdom, hold in the aggregate a less than 50% interest in the LetterOne group, the ultimate shareholding entity of LetterOne, and both have stepped down from the LetterOne group board. All of our shareholders have identical voting rights. None have ‘special’ voting rights (either through the bye-laws or as a matter of agreement between VEON and any shareholder). On the basis of public filings, there are no agreements in place between LetterOne and any other shareholders relating to the voting of VEON shares, and neither Mr. Fridman nor Mr. Aven directly or indirectly own any voting interests in VEON shares or ADSs outside of their interest in LetterOne. As we announced on 1 March 2022, Mr. Fridman stepped down as a director of VEON effective 28 February 2022. Mr. Aven is not a director of VEON or of any company within our Group.
Michiel Soeting joins the VEON Board as a non-executive Director
On March 16, 2022, VEON announced the appointment of Michiel Soeting to the Board of Directors as a non-executive director and Chairman of the Audit and Risk Committee, following the resignation of Robert Jan van de Kraats on March 7, 2022.
VEON confirms notification from NASDAQ on minimum share price requirement
On April 12, 2022, VEON confirmed that on 7 April 2022 VEON received notification from the Listing Qualifications Department of NASDAQ that VEON is not in compliance with the minimum bid price requirement set forth in NASDAQ’s Listing Rule 5550(a)(2). This does not impact current NASDAQ listing and trading, and VEON will evaluate options to return to compliance.

Spectrum Acquisition in Bangladesh and Pakistan
On March 31, 2022, Banglalink acquired new spectrum for a fee o US$205 million payable in installments over eleven years, which doubles its spectrum holding in Bangladesh. Banglalink acquired 40 MHz of spectrum from the 2300 MHz band. On April 12, 2022, Jazz signed a 4G license renewal with the PTA for a fee of US$486 million for 15 years, of which 50% has been settled, and the remaining amount will be paid in five equal annual installments.
Novation of Loans
As a result of current economic sanctions affecting Russian banks, in April 2022, VEON novated two group-level loans, with Sberbank and Alfa Bank respectively, and totaling RUB 90 billion, to PJSC VimpelCom. This resulted in the release of the former borrower, VEON Finance Ireland DAC and the former guarantor, VEON Holdings B.V. from their obligations. In addition, the novation of these loans has allowed VEON to ensure that the majority of the Group’s RUB liabilities are held within Russia and as such are matched to the market where RUB revenues are generated, enabling further review of the capital structure of PJSC VimpelCom.
First Quarter 2022 Trading Update
On April 28, 2022, VEON announced a trading update for the first quarter period ended March 31, 2022 (unaudited), including selected financial and operational details.
Factors Affecting Comparability and Results of Operations
The Conflict Between Russia and Ukraine
The conflict between Russia and Ukraine has had a significant impact on our business. As the conflict commenced in February 2022 and is ongoing, we anticipate that our future results of operations will be adversely impacted and not comparable to past results of operations due to the volatility in foreign currency exchange rates, the potential loss of some customers in Ukraine, the impact of sanctions and export control restrictions and numerous other factors. While we are still assessing the extent of the impact on our operations and financial performance, as long as the conflict is ongoing, we expect a deterioration of our performance in Ukraine, which will be exacerbated as the conflict continues. In Russia, the ongoing conflict between Russia and Ukraine and related sanctions will have an impact on our operations, including as a result of the volatility of the Russian ruble. See Item 3.D. Risk Factors—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing conflict between Russia and Ukraine. The legislative sanctions imposed, coupled with self-imposed restrictions by multinational companies and service providers unwilling to conduct business in Russia, are more complex and comprehensive than any such measures to date, and are evolving on a daily basis. We are not able to predict further developments on this issue, including those that could affect our operations in Russia, Ukraine or elsewhere, nor can we predict when sanctions targeting Russia imposed by the United States, the United Kingdom, the European Union and/or other countries as a result of Russia’s involvement in the ongoing conflict might be lifted.
These are highly uncertain times and it is not possible to predict with precision how certain developments will impact our results and operations, nor our ability to execute comprehensive contingency planning in Ukraine due to the ongoing conflict and inherent danger in the country. For a discussion of the potential impact of the conflict on our business, see Item 3.D—Risk Factors.
Foreign Currency Translation
    Our Audited Consolidated Financial Statements are presented in U.S. dollars and in accordance with IAS 21, using the current rate method of currency translation with the U.S. dollar as the reporting currency. Our results of operations are affected by increases or decreases in the value of the U.S. dollar or our functional currencies. A higher average exchange rate will correlate to a weaker functional currency. The functional currencies of our group are the Russian ruble in Russia, the Pakistani rupee in Pakistan, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine, the Uzbekistani som in Uzbekistan, and the Kazakhstani tenge in Kazakhstan. See Item 11—Quantitative and Qualitative Disclosures about Market Risk for a further discussion. For a discussion on risks associated with foreign currency translations related to the ongoing conflict between Russia and Ukraine see Item 3.D—Risk Factors.

Economic Trends
    As a global telecommunications company with operations in a number of markets, we are affected by a broad range of international economic developments. Unfavorable economic conditions may impact a significant number of our customers, which includes their spending patterns, both in terms of the products they subscribe for and usage levels. As a result, it may be more difficult for us to attract new customers, more likely that customers will downgrade or disconnect their services and more difficult for us to maintain mobile ARPUs at existing levels. Therefore, downturns in the economies of markets in which we operate or may operate in the future could also, among other things, increase our costs, prevent us from executing our business strategies, hurt our liquidity or prevent us to meet unexpected financial requirements. For example, the COVID-19 pandemic has significantly affected our results of operations as it had various adverse impacts on supply and demand and caused a substantial deterioration in financial markets in 2020, unprecedented drops in commodity prices, a sudden slowdown in commercial activity and strong restrictions on transportation and travel. Following the introduction of lockdown measures, we saw a significant impact on roaming revenues, while travel restrictions that were imposed in certain of our countries of operation further saw a market reduction in the migrant workforce, which has traditionally been a source of a large subscriber base in Russia. The ongoing conflict between Russia and Ukraine, related sanctions and similar measures against Russia and Russia-based entities, and the effect of such developments on the Russian and Ukrainian economies will significantly affect our operations and financial condition in 2022, and will likely continue to have a significant impact for the foreseeable future. In addition, the increasing price for fossil fuels and rising inflation rates, are expected to have broader adverse effects on many of the economies in which we operate and may result in recessionary periods and lower corporate investment, which, in turn, could lead to economic strain on our business and on current and potential customers. Sustained high levels of inflation or hyperinflation in Russia would create significant imbalances in the Russian economy and undermine any efforts the government is taking to create conditions that support economic growth in the wake of the conflict with Ukraine, which would have an adverse impact on our results of operations. For more information regarding economic trends and how they affect our operations, see Item 3.D—Risk Factors—Market Risks.
Acquisitions, Dispositions and Divestitures
    From time to time, we undertake acquisitions, dispositions and divestitures, which may affect comparability across periods and our results of operations. Our decision to engage in such transactions will be opportunistic and subject to market conditions. Consummation of such transactions may have an effect on comparability of our results of operations and financial condition across certain periods as changes to our asset base and revenue streams will be reflected in our financial statements. For example, on July 1, 2021, we exercised our put option in Algeria to sell the entirety of our stake in our Algerian subsidiary to the Algerian National Investment Fund, Fonds National d’Investissement. In line with the requirements of IFRS 5, the Algerian business has become a discontinued operation, and was accounted for as an “Asset held for sale” commencing in the third quarter of 2021. As a result, the Algerian operations do not contribute to the comparison base or our actual reported numbers, without any change in the net economic value of this business. Furthermore, in December 2021, we concluded the sale of our network of approximately 15,400 mobile network towers in Russia to Service-Telecom for RUB 70.65 billion. We received a payment of RUB 64.4 billion at closing, and the balance of certain deferred amounts will be due and payable over the next three years, which allowed us to record a US$225 million gain including tax benefits for the year ended December 31, 2021.
Execution of Business Strategies and Initiatives
In September 2019, we announced a strategy framework comprising of three vectors: infrastructure, digital operator and ventures. See Item 4A—History and Development of the Company for further information on what this strategic framework entails, and in the first quarter of 2021, we initiated a cost efficiency program called Project Optimum to cultivate a mindset of continuous efficiency building and an improvement of actual costs. Although it is our objective that such initiatives improve our results of operation and financial profile, no assurance can be given that such effects will be achieved in the time frame indicated or at all.
Changes in Tax Regimes
Changes in tax regimes have the potential to affect our business and results of operations. For example, as a result of the termination of the double tax treaty between Russia and the Netherlands that became effective on December 31, 2021, the withholding tax rate applicable to profit distributions from Russia to the Netherlands increased from 5% to 15%, which contributed to restrictions on the distributable profits at VEON Ltd. For a further discussion of the risks relating to VEON Ltd.’s ability to withdraw funds and dividends from our subsidiaries and operating companies, see Item 3.D—Risk Factors—Operational Risks—As a holding company, VEON Ltd. depends on the performance of its subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd.

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
    For an explanation of how we calculate Adjusted EBITDA, Adjusted EBITDA Margin, capital expenditures (excluding licenses and right-of-use assets), and local currency financial measures, please see Explanatory Note—Non-IFRS Financial Measures. For a description of how we define mobile customers, mobile data customers and mobile ARPU, please see the discussion below.
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

Results of Operations

	Year ended December 31,
In millions of U.S. dollars	2021	2020*	2019*

Consolidated income statement data:
Service revenues	7,147	6,786	7,472
Sale of equipment and accessories	508	388	463
Other revenues	133	117	154
Total operating revenues	7,788	7,291	8,089

Other operating income	4	4	350

Service costs	(1,393)	(1,334)	(1,366)
Cost of equipment and accessories	(487)	(378)	(476)
Selling, general and administrative expenses	(2,579)	(2,432)	(2,736)
Depreciation	(1,545)	(1,432)	(1,512)
Amortization	(308)	(310)	(333)
Impairment (loss) / reversal	(20)	(784)	(108)
Gain / (loss) on disposal of non-current assets	(17)	(36)	(44)
Gain / (loss) on disposal of subsidiaries	101	(78)	1

Operating profit	1,544	511	1,865

Finance costs	(690)	(673)	(876)
Finance income	16	23	52
Other non-operating gain / (loss)	34	111	21
Net foreign exchange gain / (loss)	4	(54)	(18)
Profit / (loss) before tax from continuing operations	908	(82)	1,044

Income tax expense	(258)	(313)	(462)
Profit / (loss) from continuing operations	650	(395)	582

Profit / (loss) after tax from discontinued operations	151	79	101
Profit / (loss) for the period	801	(316)	683

Attributable to:
The owners of the parent (continuing operations)	605	(384)	576
The owners of the parent (discontinued operations)	69	35	45
Non-controlling interest	127	33	62
	801	(316)	683
*Prior year comparatives for the years ended December 31, 2020 and 2019 are adjusted following the classification of Algeria as a discontinued operation (see Note 10–Held for Sale and Discontinued Operations in our Audited Consolidated Financial Statements).
Total Operating Revenue

	Year ended December 31,
In millions of U.S. dollars, includes intersegment revenue	2021	2020	2019

Russia	3,950	3,819	4,481
Pakistan	1,408	1,233	1,321
Ukraine	1,055	933	870
Kazakhstan	569	479	486
Uzbekistan	194	198	258
Bangladesh	564	537	537
Others	81	125	172
HQ and eliminations	(33)	(33)	(36)

Total	7,788	7,291	8,089
    For the year ended December 31, 2021, our consolidated total operating revenue increased to US$7,788 million as compared to US$7,291 million for the year ended December 31, 2020. This was an increase of 6.8% primarily due to higher mobile data and fixed revenue in Russia, higher mobile data revenue in Pakistan that was driven by increased 4G penetration and an increase in our data customer base, continued growth in mobile data revenue in Ukraine, Bangladesh and Kazakhstan, and an increase in financial services revenue in Kazakhstan and Pakistan. For further details, please refer to —Reports of our reportable segments below.
For the year ended December 31, 2020, our consolidated total operating revenue decreased to US$7,291 million as compared to US$8,809 million for the year ended December 31, 2019. This was a decrease of 17.2% primarily due to the devaluation of currencies across all the countries in which we operate. Revenue fell on the back of significant disruption of retail operations faced by our operating companies, following store closures, which resulted in lower gross connections, device sales and airtime sales and a decline in roaming revenues. In particular, Russia and Pakistan revenues decreased compared to the prior year in local currency terms. These declines were partially offset by strong performance in Ukraine and Kazakhstan. For further details, please refer to Item 5—Operating and Financial Review and Prospects—Results of our Reportable Segments in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on March 15, 2021.
Operating Profit
    For the year ended December 31, 2021, our consolidated operating profit increased to US$1,544 million as compared to US$511 million for the year ended December 31, 2020 primarily due to growth in operating revenue as described above as well as an impairment loss of US$784 million booked in 2020 in respect of our operations in Russia and Kyrgyzstan. For more information, refer to Note 11—Impairment of Assets to our Audited Consolidated Financial Statements attached hereto.
    For the year ended December 31, 2020, our consolidated operating profit decreased to US$511 million compared to US$1,865 million for the year ended December 31, 2019 primarily due to an impairment loss of US$785 million in respect of our operations in Russia and Kyrgyzstan, refer to Note 10—Impairment of Assets of our audited consolidated financial statements attached to our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on March 15, 2021. Furthermore, reduced consolidated total operating revenue as described above also contributed to a year-on-year reduction in operating profit.
Non-Operating Profits And Losses
Finance Costs
    For the year ended December 31, 2021, our consolidated finance costs were US$690 million as compared to US$673 million for the year ended December 31, 2020. This was an increase of 2.5% that was primarily driven by an increase in borrowings.
For the year ended December 31, 2020, our consolidated finance costs were US$673 million as compared to US$876 million for the year ended December 31, 2019. This was a decrease of 23.2% primarily due to an updated fair valuation of the put option liability on completion of the independent valuation process triggered by the exercise of put option by the Dhabi Group and lower interest charges on loans driven by a combination of lower average cost of debt across most countries and by a depreciation of the Russian ruble.
Finance Income
    For the year ended December 31, 2021, our consolidated finance income was US$16 million as compared to US$23 million for the year ended December 31, 2020. This was a decrease of 30.4% that was primarily due to lower short-term deposit balances held in our accounts.
For the year ended December 31, 2020, our consolidated finance income was US$23 million as compared to US$52 million. This was a decrease of 55.8% primarily due to lower cash and deposit balances and partially due to currency devaluation on cash and deposits in the local currencies of our operating companies.
Other Non-Operating Gain / (Loss)
    For the year ended December 31, 2021, we recorded an other non-operating gain of US$34 million as compared to a non-operating gain of US$111 million for the year ended December 31, 2020. This change was mainly driven by a one-off non-operating gain in 2020 in relation to a revaluation of contingent consideration liability, and another one-off non-operating gain upon reaching a settlement in connection with the dispute concerning the sale of Telecel Globe Limited.

For the year ended December 31, 2020, we recorded an other non-operating gain of US$111 million as compared to a non-operating gain of US$21 million for the year ended December 31, 2019. The driver for this increase related to one-off non-operating gains in 2020 as follows: (1) a revaluation of contingent consideration liability; and (2) a gain upon reaching a settlement in connection with the dispute concerning the sale of Telecel Globe Limited. For more information on these items please refer to Note 16—Investments, Debt and Derivatives and Note 7—Provisions and Contingent Liabilities, respectively of our audited consolidated financial statements attached to our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on March 15, 2021.
Net Foreign Exchange Gain / (Loss)
    For the year ended December 31, 2021, we recorded a net foreign exchange gain of US$4 million as compared to a net foreign exchange loss of US$54 million for the year ended December 31, 2020. This change was primarily due to the stabilization of the value of the Russian ruble against the U.S. dollar, which was partially offset by the impact of the deterioration in the value of the Pakistani rupee against the U.S. dollar in 2021. For a discussion of risks related to foreign currency fluctuation and translation, see Item 3.D—Risk Factors—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing conflict between Russia and Ukraine.
For the year ended December 31, 2020, we recorded a loss net foreign exchange loss of US$54 million as compared to a net foreign exchange loss of US$18 million for the year ended December 31, 2019. The change was primarily due to depreciation of the currencies of countries in which VEON operates compared to the US dollar, which had a negative impact on profit or loss upon translation of U.S. dollar-denominated monetary liabilities, such as trade payables and debt.
Income Tax Expense
    For the year ended December 31, 2021, our consolidated income tax expense decreased by 17.6% to US$258 million as compared to US$313 million for the year ended December 31, 2020. For more information regarding the factors affecting our total income tax expenses, please refer to Note 8—Income Taxes of our Audited Consolidated Financial Statements attached hereto.
For the year ended December 31, 2020, our consolidated income tax expense decreased by 32.3% to US$313 million compared to US$462 million in 2019. For more information regarding the factors affecting our total income tax expenses, please refer to Note 8—Income Taxes of our audited consolidated financial statements attached to our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the US Securities and Exchange Commission on March 15, 2021.
Profit / (Loss) after Tax from Discontinued Operations
For the year ended December 31, 2021, we recorded a profit after tax from discontinued operations of US$151 million as compared to a profit after tax from discontinued operations of US$79 million for the year ended December 31, 2020. The increase was mainly due to an increase in service revenue as curfew measures resulting from the COVID-19 pandemic were lifted in Algeria and the repositioning of the business toward the Algerian youth market with a dedicated digital-centric platform. For a discussion of the sale of our Algeria operations, please refer to Note 10 — Held for sale and discontinued operations of our Audited Consolidated Financial Statements attached hereto.
For the year ended December 31, 2020, we recorded a profit after tax from discontinued operations of US$79 million as compared to a profit after tax from discontinued operations of US$101 million for the year ended December 31, 2019. The decrease was mainly due to a lower subscriber base in an aggressively competitive market and the negative impact of a change in the mobile termination rate as well as the economic slowdown in Algeria due to the COVID-19 pandemic. For a discussion of the sale of our Algeria operations, please refer to Note 10 — Held for sale and discontinued operations of our Audited Consolidated Financial Statements attached hereto.
Profit / (Loss) For The Period Attributable To The Owners Of The Parent From Continuing Operations
    For the year ended December 31, 2021, we recorded a profit attributable to the owners of the parent from continuing operations of US$605 million as compared to a loss attributable to the owners of the parent from continuing operations of US$384 million in 2020, that was mainly due to an increase in operating profit as discussed above.

For the year ended December 31, 2020, we recorded a loss attributable to the owners of the parent from continuing operations of US$384 million as compared to a profit attributable to the owners of the parent from continuing operations of US$576 million in 2019, that was mainly due to a decrease in operating profit in 2020 as compared to 2019 as discussed above.
Profit / (Loss) For The Period Attributable To Non-Controlling Interest
    For the year ended December 31, 2021, we recorded a profit attributable to non-controlling interest of US$127 million as compared to a profit of US$33 million for the year ended December 31, 2020, which was mainly driven by an increase in operating profit of our discontinued operations in Algeria.
For the year ended December 31, 2020, we recorded a profit attributable to non-controlling interest of US$33 million as compared to a profit of US$62 million for the year ended December 31, 2020, which was mainly driven by a decrease in operating profit for our discontinued operations in Algeria.
Adjusted EBITDA

In millions of U.S. dollars	Year ended December 31,
	2021	2020	2019

Russia	1,476	1,504	1,957
Pakistan	643	612	669
Ukraine	704	630	572
Kazakhstan	307	265	270
Uzbekistan	89	68	136
Bangladesh	235	228	222
Others	41	22	63
HQ and eliminations	(162)	(178)	(28)

Total	3,333	3,151	3,861
    For the year ended December 31, 2021, our total Adjusted EBITDA was US$3,333 million as compared to US$3,151 million for the year ended December 31, 2020. This was an increase of 5.8% that was mainly due to higher operating revenue as discussed above, as well as lower marketing costs and a favorable change in the tax regime in Bangladesh, which was partially offset by an increase in advisory costs in Pakistan and Bangladesh and local currency devaluation against the U.S. dollar in 2021.
For the year ended December 31, 2020, our total Adjusted EBITDA was US$3,151 million as compared to US$3,861 million for the year ended December 31, 2019. This was a decrease of 18.4% mainly due to lower revenues as discussed above as well as the recognition of a one-off gain of US$350 million in 2019 relating to a revised agreement with Ericsson to upgrade the IT systems of VEON’s operating companies. The decrease was partially offset by lower general and administrative costs.
For more information on how we calculate Adjusted EBITDA and for the reconciliation of consolidated profit / (loss) before tax from continuing operations, the most directly comparable IFRS financial measure, to Adjusted EBITDA, for the years ended December 31, 2021, 2020 and 2019, please refer to table below.

In millions of U.S. dollars	2021	2020	2019

Profit / (loss) before tax from continuing operations	908	(82)	1,044

Depreciation	1,545	1,432	1,512
Amortization	308	310	333
Impairment loss / (reversal)	20	784	108
(Gain) / loss on disposal of non-current assets	17	36	44
(Gain) / loss on disposal of subsidiaries	(101)	78	(1)
Finance costs	690	673	876
Finance income	(16)	(23)	(52)
Other non-operating (gain) / loss	(34)	(111)	(21)
Net foreign exchange (gain) / loss	(4)	54	18

Total Adjusted EBITDA	3,333	3,151	3,861

Results of our Reportable Segments

Russia
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2021	2020	2019		‘20-21 % change		‘19-20 % change

Total operating revenue	3,950	3,819	4,481		3.4%		-14.8%
Mobile service revenue	2,916	2,917	3,485		—%		-16.3%
- of which fixed-mobile convergence (“FMC”)	179	164	151		9.1%		8.6%
- of which mobile data	948	919	972		3.2%		-5.5%
Fixed-line service revenue	552	523	539		5.5%		-3.0%
Sales of equipment, accessories and other	482	379	457		27.2%		-17.1%
Operating expenses	2,478	2,319	2,523		6.9%		-8.1%
Adjusted EBITDA	1,476	1,504	1,957		-1.9%		-23.1%
Adjusted EBITDA margin	37.4%	39.4%	43.7%	-2.0	pp	-4.3	pp

Results of Operations in RUB

	Year ended December 31,
In millions of RUB (except as indicated)	2021	2020	2019		‘20-21 % change		‘19-20 % change

Total operating revenue	290,749	274,480	289,875		5.9%		-5.3%
Mobile service revenue	214,657	209,527	225,555		2.4%		-7.1%
- of which FMC	13,163	11,796	9,788		11.6%		20.5%
- of which mobile data	69,831	66,071	62,894		5.7%		5.1%
Fixed-line service revenue	40,648	37,657	34,850		7.9%		8.1%
Sales of equipment, accessories and other	35,444	27,296	29,470		29.9%		-7.4%
Operating expenses	182,374	167,009	163,177		9.2%		2.3%
Adjusted EBITDA	108,660	107,775	126,698		0.8%		-14.9%
Adjusted EBITDA margin	37.4%	39.3%	43.7%	-1.9	pp	-4.4	pp

Selected Performance Indicators

	Year ended December 31,
	2021	2020	2019	‘20-21 % change	‘19-20 % change

Mobile
Customers in millions	49.4	49.9	54.6	-1.0%	-8.6%
Mobile data customers in millions	34.5	32.9	35.5	4.9%	-7.3%
ARPU in US$	4.9	4.6	5.3	6.5%	-13.2%
ARPU in RUB	359.0	333.0	340.0	7.8%	-2.1%

Total Operating Revenue
    For the year ended December 31, 2021, our total operating revenue in Russia increased by 3.4% (in USD terms) and by 5.9% (in local currency terms) as compared to the year ended December 31, 2020. Local currency growth was primarily attributable to higher device and accessories sales, increased demand for mobile data leading to an increase in mobile data revenue, continued growth in our B2B business and an increase in fixed line revenues due to the expansion of our broadband customer base in Russia.
Adjusted EBITDA
    For the year ended December 31, 2021, our Russia Adjusted EBITDA decreased by 1.9% (in USD terms) and increased by 0.8% (in local currency terms) as compared to the year ended December 31, 2020. Local currency growth was primarily due to an increase in total operating revenue and a decrease in marketing cost, which was partially offset by an increase in personnel costs following a return to regular operations after various COVID-19 related lockdowns and additional headcount due to the acquisitions of OTM and Westcall.

Number of Mobile Customers
    As of December 31, 2021, we had 49.4 million mobile customers in Russia representing a decrease of 1.0% as compared to December 31, 2020. The decrease was primarily due to customer perceptions of network quality, as well as a reduction in sales through alternate distribution channels and loss of migrant customers from our subscriber base due to COVID-19 related travel and lockdown restrictions.
Mobile ARPU
    Our mobile ARPU in Russia increased by 6.5% (in USD terms) and by 7.8% (in local currency terms) for the year ended December 31, 2021 as compared to the year ended December 31, 2020, which was mainly driven by the increase in mobile data customers of 4.9% over this period that corresponded to an increase in mobile data revenue. The increase in mobile data customers was in line with our focus on improving the quality of our customer base.

Pakistan
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2021	2020	2019		‘20-21 % change		‘19-20 % change

Total operating revenue	1,408	1,233	1,321		14.2%		-6.7%
Mobile service revenue	1,285	1,134	1,229		13.3%		-7.7%
- of which mobile data	534	426	370		25.4%		15.1%
Sales of equipment, accessories and other	123	99	92		24.2%		7.6%
Operating expenses	765	620	652		23.4%		-4.9%
Adjusted EBITDA	643	612	669		5.1%		-8.5%
Adjusted EBITDA margin	45.7%	49.6%	50.6%	-3.9	pp	-1.0	pp

Results of Operations in PKR

	Year ended December 31,
In millions of PKR (except as indicated)	2021	2020	2019		‘20-21 % change		‘19-20 % change

Total operating revenue	228,927	199,280	197,604		14.9%		0.8%
Mobile service revenue	208,923	183,367	183,760		13.9%		-0.2%
- of which mobile data	86,977	68,965	55,517		26.1%		24.2%
Sales of equipment, accessories and other	20,004	15,913	13,844		25.7%		14.9%
Operating expenses	124,360	100,092	97,531		24.2%		2.6%
Adjusted EBITDA	104,567	99,188	100,074		5.4%		-0.9%
Adjusted EBITDA margin	45.7%	49.8%	50.6%	-4.1	pp	-0.8	pp

Selected Performance Indicators

	Year ended December 31,
	2021	2020	2019	‘20-21 % change	‘19-20 % change

Mobile
Customers in millions	72.6	66.4	60.5	9.3%	9.8%
Mobile data customers in millions	50.9	44.0	38.8	15.7%	13.4%
ARPU in US$	1.5	1.5	1.7	0.0%	-11.8%
ARPU in PKR	248.0	239.0	261.0	3.8%	-8.4%

Total Operating Revenue
    For the year ended December 31, 2021, our Pakistan total operating revenue increased by 14.2% (in USD terms) and 14.9% (in local currency terms), as compared to the year ended December 31, 2020, which was mainly due to an increase in our customer base of 9.3% over this period and increased 4G penetration that generated a growth in mobile data revenue. This increase in our customer base supported higher device sales and we also benefited from strong growth in digital financial services in 2021.
Adjusted EBITDA
For the year ended December 31, 2021, our Pakistan Adjusted EBITDA increased by 5.1% (in USD terms) and by 5.4% (in local currency terms), as compared to the year ended December 31, 2020, which was primarily attributable to higher gross margins in 2021, strong growth in our customer base and customer engagement, and the change in classification of certain costs for the ex-Warid license paid in the form of security (under protest) from service costs in 2020 to amortization of licenses in 2021.
Number of Mobile Customers

As of December 31, 2021, we had 72.6 million mobile customers in Pakistan, representing an increase of 9.3% as compared to December 31, 2020, which was driven primarily by growth in our mobile data customers, which increased by 15.7% over the same period. The increase was mainly due to the continued expansion of our 4G data network in Pakistan.
Mobile ARPU
    For the year ended December 31, 2021, our mobile ARPU in Pakistan was unchanged as compared to 2020 (in USD terms) due to devaluation of the PKR against USD and increased by 3.8% (in local currency terms), which was mainly driven by the increase in mobile data customers as discussed above.

Ukraine
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2021	2020	2019		‘20-21 % change		‘19-20 % change

Total operating revenue	1055	933	870		13.1%		7.2%
Mobile service revenue	980	869	812		12.8%		7.0%
- of which mobile data	590	489	421		20.7%		16.2%
Fixed-line service revenue	68	59	52		15.3%		13.5%
Sales of equipment, accessories and other	6	5	6		20.0%		-16.7%
Operating expenses	351	303	298		15.8%		1.7%
Adjusted EBITDA	704	630	572		11.7%		10.1%
Adjusted EBITDA margin	66.7%	67.5%	65.7%	-0.8	pp	1.8	pp

Results of Operations in UAH

	Year ended December 31,
In millions of UAH (except as indicated)	2021	2020	2019		‘20-21 % change		‘19-20 % change

Total operating revenue	28,748	25,158	22,392		14.3%		12.4%
Mobile service revenue	26,712	23,418	20,903		14.1%		12.0%
- of which mobile data	16,092	13,191	10,847		22.0%		21.6%
Fixed-line service revenue	1,859	1,602	1,350		16.0%		18.7%
Sales of equipment, accessories and other	176	138	139		27.5%		-0.7%
Operating expenses	9,556	8,181	7,709		16.8%		6.1%
Adjusted EBITDA	19,196	16,979	14,683		13.1%		15.6%
Adjusted EBITDA margin	66.8%	67.5%	65.6%	-0.7	pp	1.9	pp

Selected Performance Indicators

	Year ended December 31,
	2021	2020	2019	‘20-21 % change	‘19-20 % change
Mobile
Customers in millions	26.2	25.9	26.2	1.2%	-1.1%
Mobile data customers in millions	18.5	17.1	16.9	8.2%	1.2%
ARPU in US$	3.1	2.8	2.6	10.7%	7.7%
ARPU in UAH	85.0	75.0	66.0	13.3%	13.6%

Total Operating Revenue
    For the year ended December 31, 2021, our Ukraine total operating revenue increased by 13.1% (in USD terms) and by 14.3% (in local currency terms) as compared to the year ended December 31, 2020. The change was primarily due to strong growth in mobile data consumption due to 4G adoption by customers as a result of our continued focus on 4G connectivity and migration to data-centric tariffs, as well as an increase in B2B revenue as we promoted new digital solutions for our business customers. Fixed line revenue also increased in 2021 as customers continued to consume fixed line data at home and as we focused on rolling out fiber-to-the-building services.
Adjusted EBITDA
    For the year ended December 31, 2021, our Ukraine Adjusted EBITDA increased by 11.7% (in USD terms) and by 13.1% (in local currency terms) as compared to the year ended December 31, 2020, primarily due to the increase in our total operating revenue as discussed above, which was partially offset by higher technology and personnel costs compared to 2020.

Number of Mobile Customers
    As of December 31, 2021, we had 26.2 million mobile customers in Ukraine representing an increase of 1.2% year-on-year. This was primarily due to growth in our mobile data customers, which increased by 8.2% as compared to 2020.
Mobile ARPU
    For the year ended December 31, 2021, our mobile ARPU in Ukraine increased by 10.7% (in USD terms) and by 13.3% (in local currency terms) for the year ended December 31, 2020, primarily due to the growth in mobile data consumption during 2021 as described above.
Kazakhstan
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2021	2020	2019		‘20-21 % change		‘19-20 % change

Total operating revenue	569	479	486		18.8%		-1.4%
Mobile service revenue	459	392	379		17.1%		3.4%
- of which mobile data	265	199	157		33.2%		26.8%
Fixed-line service revenue	91	78	66		16.7%		18.2%
Sales of equipment, accessories and other	19	9	41		111.1%		-78.0%
Operating expenses	262	214	216		22.4%		-0.9%
Adjusted EBITDA	307	265	270		15.8%		-1.9%
Adjusted EBITDA margin	54.0%	55.3%	55.6%	-1.3	pp	-0.3	pp

Results of Operations in KZT

	Year ended December 31,
In millions of KZT (except as indicated)	2021	2020	2019		‘20-21 % change		‘19-20 % change

Total operating revenue	242,509	197,775	186,039		22.6%		6.3%
Mobile service revenue	195,583	161,873	144,925		20.8%		11.7%
- of which mobile data	113,045	82,383	59,986		37.2%		37.3%
Fixed-line service revenue	38,676	32,198	25,423		20.1%		26.6%
Sales of equipment, accessories and other	8,250	3,704	15,691		122.7%		-76.4%
Operating expenses	111,449	88,403	82,586		26.1%		7.0%
Adjusted EBITDA	131,060	109,373	103,454		19.8%		5.7%
Adjusted EBITDA margin	54.0%	55.3%	55.6%	-1.3	pp	-0.3	pp

Selected Performance Indicators

	Year ended December 31,
	2021	2020	2019	‘20-21 % change	‘19-20 % change

Mobile
Customers in millions	9.9	9.5	10.2	4.2%	-6.9%
Mobile data customers in millions	7.9	7.2	6.9	9.7%	4.3%
ARPU in US$	3.9	3.3	3.1	18.2%	6.5%
ARPU in KZT	1,671.0	1,364.0	1,192.0	22.5%	14.4%

Total Operating Revenue
    For the year ended December 31, 2021, our Kazakhstan total operating revenue increased by 18.8% (in USD terms) and increased by 22.6% (in local currency terms) as compared to the year ended December 31, 2020, primarily due to strong demand for our mobile data services that also supported the strong growth in sale of equipment and an increase in demand for our digital services. This strong demand was attributable to the increase of our 4G customers accounting for 63.5% of our customer base as at December 31, 2021, largely due to an expansion to our 4G network. Fixed line services revenue grew mainly as a result of the growth in our broadband customer base, which was partially attributable to the popularity of our convergent product offers, which included fixed line services products.
Adjusted EBITDA
    For the year ended December 31, 2021, our Kazakhstan Adjusted EBITDA increased by 15.8% in (USD terms) and increased by 19.8% (in local currency terms) as compared to the year ended December 31, 2020, primarily due to higher total operating revenue as described above. This increase was partially offset by increased technology costs, marketing spend, and general and administrative costs as well as the adjustment that was made to discount the US$ 6 million gain that was recorded related to a government grant for radio frequency taxes.
Number of Mobile Customers
    As of December 31, 2021, we had 9.9 million mobile customers in Kazakhstan representing an increase of 4.2% as compared to December 31, 2020, primarily driven by growth in mobile data customers, which increased by 9.7% over this period as a result of improved mobile data services and the expansion of our 4G network.
Mobile ARPU
    For the year ended December 31, 2021, our mobile ARPU in Kazakhstan increased by 18.2% (in USD terms) and by 22.5% (in local currency terms) as compared to the year ended December 31, 2020, which was primarily due to the rise in the demand for mobile data due to the growth in our 4G customer base and digital services.
Uzbekistan
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2021	2020	2019		‘20-21 % change		‘19-20 % change

Total operating revenue	194	198	258		-2.0%		-23.3%
Mobile service revenue	193	196	255		-1.5%		-23.1%
- of which mobile data	122	111	120		9.9%		-7.5%
Fixed-line service revenue	0.89	1	2		-11.0%		-50.0%
Sales of equipment, accessories and other	0.36	1	1		-64.0%		0.0%
Operating expenses	105	130	122		-19.2%		6.6%
Adjusted EBITDA	89	68	136		30.9%		-50.0%
Adjusted EBITDA margin	45.9%	34.3%	52.7%	11.6	pp	-18.4	pp

Results of Operations in UZS

	Year ended December 31,
In millions of UZS (except as indicated)	2021	2020	2019		‘20-21 % change		‘19-20 % change

Total operating revenue	2,056,545	1,985,465	2,275,256		3.6%		-12.7%
Mobile service revenue	2,043,366	1,966,778	2,251,950		3.9%		-12.7%
- of which mobile data	1,298,999	1,114,049	1,059,616		16.6%		5.1%
Fixed-line service revenue	9,404	11,489	13,229		-18.1%		-13.2%
Sales of equipment, accessories and other	3,774	7,198	10,077		-47.6%		-28.6%
Operating expenses	1,112,252	1,307,334	1,071,233		-14.9%		22.0%
Adjusted EBITDA	944,432	679,613	1,204,023		39.0%		-43.6%
Adjusted EBITDA margin	45.9%	34.2%	52.9%	11.7	pp	-18.7	pp

Selected Performance Indicators

	Year ended December 31,
	2021	2020	2019	‘20-21 % change	‘19-20 % change

Mobile
Customers in millions	7.1	6.8	8.1	4.4%	-16.0%
Mobile data customers in millions	5.7	4.8	5.2	18.8%	-7.7%
ARPU in US$	2.3	2.2	2.4	4.5%	-8.3%
ARPU in UZS	24,217.0	21,758.0	21,390.0	11.3%	1.7%

Total Operating Revenue
    For the year ended December 31, 2021, our Uzbekistan total operating revenue decreased by 2.0% (in USD terms) as compared to the year ended December 31, 2020 primarily due to currency devaluation, and increased by 3.6% (in local currency terms) as compared to the year ended December 31, 2020, which was primarily due to an increased demand for mobile data that corresponded with an increase of 16.6% to mobile data revenue over the period, a decrease in excise rates from 15% to 10% and the entry into new contracts with higher tariff rates.
Adjusted EBITDA
    For the year ended December 31, 2021, our Adjusted EBITDA in Uzbekistan increased by 30.9% (in USD terms) and by 39.0% (in local currency terms) as compared to the year ended December 31, 2020, mainly due to the recording of a one-off non income tax provision in the third quarter of 2020 and efficient cost management in 2021.
Number of Mobile Customers
    As of December 31, 2021, the number of mobile customers in Uzbekistan increased by 4.4% to 7.1 million. This increase was primarily driven by growth in our mobile data customers which increased by 18.8% as compared to December 31, 2020, which was mainly due to the continued expansion of our 4G network in Uzbekistan.
Mobile ARPU
    For the year ended December 31, 2021, our mobile ARPU in Uzbekistan increased by 4.5% (in USD terms) and 11.3% (in local currency terms) as compared to December 31, 2020, which was primarily attributable to growth in our mobile data customers base and focus on high value customers.

Bangladesh
Results of Operations in US$

	Year ended December 31,
In millions of U.S. dollars (except as indicated)	2021	2020	2019		‘20-21 % change		‘19-20 % change

Total operating revenue	564	537	537		5.0%		0.0%
Mobile service revenue	553	527	525		4.9%		0.4%
- of which mobile data	160	133	109		20.3%		22.0%
Sales of equipment, accessories and other	10	10	12		0.0%		-16.7%
Operating expenses	329	310	314		6.1%		-1.3%
Adjusted EBITDA	235	228	222		3.1%		2.7%
Adjusted EBITDA margin	41.7%	42.5%	41.3%	-0.8	pp	1.2	pp

Results of Operations in BDT

	Year ended December 31,
In millions of BDT (except as indicated)	2021	2020	2019		‘20-21 % change		‘19-20 % change

Total operating revenue	47,941	45,601	45,284		5.1%		0.7%
Mobile service revenue	47,050	44,726	44,332		5.2%		0.9%
- of which mobile data	13,647	11,286	9,194		20.9%		22.8%
Sales of equipment, accessories and other	891	875	952		1.8%		-8.1%
Operating expenses	27,975	26,286	26,522		6.4%		-0.9%
Adjusted EBITDA	19,966	19,315	18,762		3.4%		2.9%
Adjusted EBITDA margin	41.6%	42.4%	41.4%	-0.8	pp	1.0	pp

Selected Performance Indicators

	Year ended December 31,
	2021	2020	2019	‘20-21 % change	‘19-20 % change

Mobile
Customers in millions	35.1	33.2	33.6	5.7%	-1.2%
Mobile data customers in millions	22.1	19.9	18.9	11.1%	5.3%
ARPU in US$	1.3	1.3	1.3	0.0%	0.0%
ARPU in BDT	115.0	111.0	112.0	3.6%	-0.9%

Total Operating Revenue
    For the year ended December 31, 2021, our Bangladesh total operating revenue increased by 5.0% (in USD terms) and by 5.1% (in local currency terms) as compared to the year ended December 31, 2020. This was primarily due to an increase in mobile data revenue, which can be attributed to personalized data offers that increased our 4G user base and the demand for data, as well as an increase in voice and interconnect revenue.
Adjusted EBITDA
    For the year ended December 31, 2021, our Bangladesh Adjusted EBITDA increased by 3.1% (in USD terms) and by 3.4% (in local currency terms) as compared to the year ended December 31, 2020. This was mainly due to the increase in mobile data revenue and change in minimum tax regime, which was partially offset by a slight increase in marketing, personnel and technology costs.
Number of Mobile Customers
    As of December 31, 2021, the number of mobile customers in Bangladesh increased by 5.7% to 35.1 million as compared to December 31, 2020. This was primarily driven by growth in mobile data customers, which increased by 11.1% as compared to 2020, which was primarily due to our continued investment in the 4G network and focus on growing our 4G user base.
Mobile ARPU
    For the year ended December 31, 2021, our mobile ARPU in Bangladesh remained stable in USD terms and increased by 3.6% in local currency terms as compared to December 31, 2020. This was primarily driven by growth in mobile data and voice revenue and described above.
Liquidity and Capital Resources
Working Capital
    As of December 31, 2021, we had negative working capital of US$830 million, compared to negative working capital of US$1,560 million as of December 31, 2020. Working capital is defined as current assets less current liabilities. The change was primarily due to an increase in cash and cash equivalents as compared to 2020, due to the proceeds received from the sale of our tower assets in Russia.
    Our working capital is monitored on a regular basis by management. Our management expects to repay our debt, as it becomes due, from our operating cash flows or refinanced through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our present requirements. For a further discussion of our liquidity profile and in the impact of the conflict between Russia and Ukraine, see —Future Liquidity and Capital Requirements.
In Algeria, under the terms of a shareholder agreement between Global Telecom Holding S.A.E., the Fonds National d’Investissement and others, our operating company may only distribute 42.5% of its net profit for a given financial year without receiving an approval from a qualified majority of its board. This effectively creates a restriction on the ability to freely distribute the accumulated retained earnings of our operating company in Algeria.
The consolidated financial statements included in this Annual Report on Form 20-F have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. As such, the consolidated financial statements included in this Annual Report on Form 20-F do not include any adjustments that might result from an inability to continue as a going concern. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material. See Item 3D Risk Factors—Market Risks—Our independent auditors have included an emphasis of matter paragraph on going concern in their opinion as a result of the effects of the ongoing conflict between Russia and Ukraine for a further discussion on our going concern disclosure that has been included in the consolidated financial statements included in this Annual Report on Form 20-F.
Consolidated Cash Flow Summary

(In millions of U.S. dollars)	2021	2020*	2019*

Net cash flows from operating activities from continuing operations	2,376	2,231	2,643
Net cash flows from operating activities from discontinued operations	263	212	305
Net cash flows from / (used in) investing activities from continuing operations	(1,067)	(1,764)	(1,789)
Net cash flows from / (used in) investing activities from discontinued operations	(114)	(102)	(84)
Net cash flows from / (used in) financing activities from continuing operations	(676)	(33)	(1,483)
Net cash flows from / (used in) financing activities from discontinued operations	(68)	(70)	(156)

Net increase / (decrease) in cash and cash equivalents	714	474	(564)

Net foreign exchange difference	(23)	(51)	(8)

Cash and cash equivalents at beginning of period	1,661	1,238	1,810

Cash and cash equivalents at end of period, net of overdraft	2,239	1,661	1,238
*Prior year comparatives for the years ended December 31, 2020 and 2019 are adjusted following the classification of Algeria as a discontinued operation (see Note 10–Held for Sale and Discontinued Operations in our Audited Consolidated Financial Statements).
For more details, see Consolidated Statement of Cash Flows in our Audited Consolidated Financial Statements.

Operating Activities
For the year ended December 31, 2021, net cash flows from operating activities increased to US$2,376 million from US$2,231 million for the year ended December 31, 2020. The increase was primarily attributable to higher group EBITDA and an improvement in working capital as compared to 2020.
For the year ended December 31, 2020, net cash flows from operating activities decreased to US$2,231 million from US$2,643 million for the year ended December 31, 2019. The decrease was mainly due to a one off cash inflow of US$350 million in 2019 relating to a revised arrangement with Ericsson and lower revenues during 2020 when compared with 2019.
Investing Activities
    For the year ended December 31, 2021, net cash outflow from investing activities was US$1,067 million compared to net cash outflow of US$1,764 million for the year ended December 31, 2020. This decrease was primarily due to the proceeds received from the sale of our tower assets in Russia. Our total payments for the purchase of property, equipment and intangible assets amounted to US$1,796 million in 2021 compared to US$1,677 million in 2020 due to an acceleration in our investments in our 4G networks.
For the year ended December 31, 2020, we recorded an outflow of US$1,764 million from investing activities, compared to an outflow of US$1,789 million for the year ended December 31, 2019. This decrease reflects the reclassification of amounts pledged as collateral for the Mandatory Tender Offer (MTO) with respect to the acquisition of non-controlling interests in GTH as a discontinued operation, which was offset by the continued high levels network investments in Russia. Our total payments for the purchase of property, equipment and intangible assets amounted to US$1,677 million in 2020 compared to US$1,582 million in 2019.
Financing Activities
    For the year ended December 31, 2021, net cash outflow from financing activities was US$676 million compared to net cash outflow of US$33 million for the year ended December 31, 2020. The higher net cash outflows for financing activities in 2021 was mainly driven by higher lease payments and the acquisition of non-controlling interests in PMCL. The lower cash outflow from financing activities for 2020 was mainly driven by the higher net inflows from bank loans and bonds, which was partially offset by dividends paid to VEON shareholders and non-controlling interests.
For the year ended December 31, 2020, net cash outflow for financing activities was US$33 million compared to net cash outflow of US$1,483 million for the year ended December 31, 2019. The change of net cash flows used for financing activities was mainly driven by significant financing and refinancing activities in 2020, compared to the previous year.

Indebtedness
    As of December 31, 2021, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$7,595 million, compared to US$7,678 million as of December 31, 2020. As of December 31, 2021, our debt includes overdrawn bank accounts related to our cash-pooling program of US$13 million.
    As of December 31, 2021, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date

VEON Holdings B.V.	Notes	7.50%	USD	417	417	03.01.2022
VEON Holdings B.V.	Notes	5.95%	USD	529	529	02.13.2023
VEON Holdings B.V.	Notes	7.25%	USD	700	700	04.26.2023
VEON Holdings B.V.	Notes	4.95%	USD	533	533	06.16.2024
VEON Holdings B.V.	Notes	4.00%	USD	1,000	1,000	04.09.2025
VEON Holdings B.V.	Notes	6.30%	RUB	20,000	269	06.18.2025
VEON Holdings B.V.	Loan from VTB	CBR Key Rate + 1.85%	RUB	30,000	404	07.09.2025
VEON Holdings B.V.	Notes	6.50%	RUB	10,000	135	09.11.2025
VEON Holdings B.V.	Notes	8.13%	RUB	20,000	269	09.16.2026
VEON Holdings B.V.	Notes	3.38%	USD	1,250	1,250	11.25.2027
VEON Holdings B.V. Total					5,506

VEON Finance Ireland DAC	Loan from Sberbank	CBR Key Rate + 1.9%	RUB	45,000	605	12.22.2026
VEON Finance Ireland DAC	Loan from Alfa Bank	10.10%	RUB	30,000	404	12.23.2026
VEON Finance Ireland DAC	Loan from Alfa Bank	CBR Key Rate + 2.15%	RUB	15,000	202	12.23.2026
VEON Finance Ireland DAC					1,211

PMCL	Syndicated Loan Facility	6M KIBOR + 0.35%	PKR	4,279	24	06.15.2022
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	33,848	191	09.02.2026
PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.55%	PKR	14,369	81	09.02.2026
PMCL	Loan from United Bank Limited	3M KIBOR + 0.55%	PKR	5,000	28	05.18.2028
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	15,000	85	05.18.2028
PMCL	Syndicated Loan Facility	3M KIBOR + 0.88%	PKR	10,000	57	07.05.2031
PMCL	Other				33
Pakistan Mobile Communications Limited Total					499

PJSC Kyivstar	Loan from Alfa Bank	NBU Key Rate + 3%	UAH	1,677	61	12.14.2023
PJSC Kyivstar	Loan from OTP Bank	10.15%	UAH	1,250	46	12.22.2023
PJSC Kyivstar	Loan from JSC Credit Agricole Bank	NBU Key Rate + 3.5%	UAH	1,275	47	02.29.2024
PJSC Kyivstar	Loan from JSC CitiBank	Treasury Bill Rate + 3%	UAH	1,350	50	03.15.2024
PJSC Kyivstar	Loan from Raiffeisen Bank	11.00%	UAH	1,400	51	11.26.2025
PJSC Kyivstar	Others				1
PJSC Kyivstar Total					256

Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	3,948	46	09.24.2022
Banglalink Digital Communications Ltd. Total					46
Other entities	Cash-pool overdrawn accounts and other				77

Total VEON					7,595
We may from time to time seek to purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

The following table reflects our financial liabilities, net of derivative assets, classified further by maturity date, as of December 31, 2021.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Bank loans and bonds	1,050	3,200	3,652	1,393	9,295
Lease liabilities	545	1,111	763	751	3,170
Purchase obligations	767	62	—	—	829

Total financial liabilities, net of derivative assets	2,362	4,373	4,415	2,144	13,294
For further discussion of these contractual obligations, please refer to Note 12—Property and Equipment, Note 13—Intangible Assets, Note 16— Investments, Debt and Derivatives and Note 18—Financial Risk Management of our Audited Consolidated Financial Statements attached hereto. We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
For additional information on our outstanding indebtedness, please refer to Note 16 — Investments, Debt and Derivatives of our Audited Consolidated Financial Statements attached hereto. For a description of some of the risks associated with certain of our indebtedness, see Item 3D Risk Factors—Liquidity and Capital Risks—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition.
Cash Subject to Currency and Contractual Restrictions
We performed a test on the restricted net assets of consolidated subsidiaries and concluded the restricted net assets exceed 25% of the consolidated net assets of the company as of December 31, 2021. We are subject to the legal restrictions to distribute accumulated profits from Algeria by virtue of a local shareholding agreement (i.e. it is allowed only to distribute 42.5% of current year profit), and the rest is restricted. As of December 31, 2021, VEON Ltd. had restricted net assets of 102%, compared to 390% in 2020, of total net assets. The relative change in restricted net asset was primarily due to the impairment of our Russia and Kyrgyzstan CGUs in 2020, as well as the devaluation of exchange rates in the countries in which VEON operates, thus lowering the book value of the company’s consolidated net assets compared to an unchanged share of the restricted assets. The restricted net assets in Algeria have no implications on the company’s ability to pay dividends.
Accordingly, separate condensed financial statements of VEON Ltd. have been prepared, in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X and presented within Note 26—Condensed Separate Financial Information of VEON Ltd. of our Audited Consolidated Financial Statements attached hereto.
Following the onset of the conflict between Russia and Ukraine, our ability to exchange U.S. dollars and other currencies into Russian rubles was adversely impacted due to certain restrictions imposed on Russian financial institutions, Russian counter-measures and the instability of the Russian financial sector in general. For more information on these risks, see Item 3.D—Risk Factors—Operational Risks—As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers.
Future Liquidity and Capital Requirements
    Telecommunications service providers require significant amounts of capital to construct networks and attract customers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.
    In 2021, our capital expenditures (excluding licenses and right-of-use assets) were US$1,825 million compared to US$1,794 million in 2020 and US$1,633 million in 2019. The increase in 2021 was primarily due to investments in high-speed data networks in Russia, Pakistan, Ukraine and Kazakhstan, and the increase in 2020 was primarily due to investments in our networks in Russia, Pakistan, Ukraine and Bangladesh.

    While our medium-term plan for capital expenditures (excluding licenses and right-of-use assets) is to invest in high-speed data networks to continue to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia, Pakistan, Ukraine and Bangladesh, and upgrade of our 3G networks in Bangladesh, the ongoing conflict in Russia and Ukraine has caused us to reconsider our capital outlay to ensure we have sufficient liquidity for maintenance capital expenditures and other key operational spend while at the same time servicing our indebtedness. As a result, capital expenditures that are more discretionary in nature may be put on hold until the impact of the ongoing conflict between Russia and Ukraine, and particularly its effects on our liquidity and financial profile, becomes more certain.
    Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will continue to come from:
•cash we currently hold;
•operating cash flows;
•proceeds of assets classified as held for sale;
•borrowings under syndicated bank financings, including credit lines currently available to us and issuances of debt securities on local and international capital markets.
    Following the onset of the conflict between Russia and Ukraine, our ability to generate cash to service our indebtedness has been materially impaired, due to expected lower revenues in Ukraine, the significant volatility of the Russian ruble and tightened currency controls within Russia and Ukraine. The availability of external financing depends on many factors, including, but not limited to, the success of our operations, contractual restrictions, the financial position of international and local banks, the willingness of international and local banks to lend to our companies and the liquidity and strength of international and local capital markets. Due to the adverse impact the ongoing conflict between Russia and Ukraine has had on us, including our credit ratings downgrade, the terms of such external financing may be less favorable than our existing financing, including due to the reputational harm we have suffered. See Item 3.D. Risk Factors—Market Risks—We have suffered reputational harm as a result of the ongoing conflict between Russia and Ukraine.
As of December 31, 2021, we had an undrawn amount of US$1,479 million under existing credit facilities, of which US$ 1,250 million under VEON Holdings B.V.’s revolving credit facility. For additional information on our outstanding indebtedness, please refer to Note 18 — Financial Risk Management of our Audited Consolidated Financial Statements attached hereto. On April 13, 2022, VEON announced that it had approximately US$1.3 billion of cash held at the level of its headquarters (“HQ”) in Amsterdam, which was deposited with international banks and fully accessible at HQ, with approximately US$700 million available under its RCF. In addition, VEON’s operating companies had a total cash position equivalent to over US$500 million. As of the date of this Annual Report on Form 20-F, VEON Holdings B.V. is in the process of drawing down the remaining committed amounts under the RCF, with a portion of the related utilization request having been received as of such date. Once the drawdown is complete, the RCF will be fully drawn. The proceeds of this drawing will be used for general corporate purposes. However, there can be no assurance that our existing cash balances and revolving credit lines will be sufficient over time to service our existing indebtedness, including to address our upcoming bond maturities in February 2023 and April 2023. See Item 3.D—Risk Factors—Liquidity and Capital Risks—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition.
    Our future cash needs are subject to further significant uncertainties. For instance, we are exposed to the impact of future exchange rates on our U.S. dollar denominated debt obligations and future requirements for U.S. dollar denominated capital expenditures, which are generally funded by local currency cash flows of our subsidiaries. See Item 3.D. Risk Factors—Market Risks — We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the conflict between Russia and Ukraine. In addition, remittances from our subsidiaries may be restricted by local regulations or subject to material taxes when remitted, as discussed above.
While we currently have sufficient liquidity to satisfy our current obligations at least over the next twelve months, our independent auditors have included an emphasis of matter paragraph in their Independent Auditor’s Report as a result of the effects of the ongoing conflict between Russia and Ukraine. See Item 3.D—Risk Factors—Market Risks—Our independent auditors have included an emphasis of matter paragraph on going concern in their opinion as a result of the effects of the ongoing conflict between Russia and Ukraine and Note 24—Basis of Preparation of the Consolidated Financial Statements for our going concern disclosure.

    Below is the reconciliation of capital expenditures (excluding licenses and right-of-use assets) to cash flows used to Purchase of property, plant and equipment and intangible assets:

	2021	2020	2019

Capital expenditures (excluding licenses and right-of-use assets) *	1,825	1,794	1,633
Adjusted for:
Additions of licenses	482	53	38
Difference in timing between accrual and payment for capital expenditures (excluding licenses and right-of-use assets)	(511)	(170)	(89)

Purchase of property, plant and equipment and intangible assets	1,796	1,677	1,582
*Prior year comparatives for the years ended December 31, 2020 and 2019 are adjusted following the classification of Algeria as a discontinued operation (see Note 10—Assets Held for Sale and Discontinued Operations of our Audited Consolidated Financial Statements)
* Refer to Note 2—Segment information of the Audited Consolidated Financial Statements
Quantitative And Qualitative Disclosures About Market Risk
    For information on quantitative and qualitative disclosures about market risk, see Item 11—Quantitative and Qualitative Disclosures About Market Risk.
Research and Development
    We now have the capacity to launch 4G/LTE services in each of our reportable segments. We have acquired new spectrum in several operating companies to boost our network capacity, enhance spectral efficiency and enable the launch of new radio access networks technologies. For example, in Russia, we are working closely with a number of vendors to undertake joint research and testing of technologies, with a focus on 5G, LTE Advanced Pro and LTE-unlicensed technology. For a discussion of the risks associated with new technology, see Item 3.D—Risk Factors—Market Risks—We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive position and, in turn, materially harm our business.
Related Party Transactions
    We have entered into transactions with related parties and affiliates. See Item 7.B—Related Party Transactions and Note 22—Related Parties to our Audited Consolidated Financial Statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management
    As of April 15, 2022, our directors, their respective ages, positions, dates of appointment and assessment of independence were as follows:

Name	Age	Position	First Appointed	Independent
Gennady Gazin	57	Chairman of Board of Directors	2020 (as Chairman); 2015 (as member)	☒
Hans Holger Albrecht	58	Director	2020	☒
Leonid Boguslavsky	70	Director	2021	☒
Yaroslav Glazunov	42	Director	2020
Andrei Gusev	49	Director	2014
Sergi Herrero	41	Director	2021
Gunnar Holt	67	Director	2015	☒
Karen Linehan	63	Director	2021	☒
Irene Shvakman	54	Director	2021	☒
Vasily Sidorov	51	Director	2021	☒
Michiel Soeting	59	Director	2022	☒
    The board of directors of VEON (“Board of Directors”) consists of eleven members, eight of whom we deem to be independent. In analyzing the independence of the members of the Board of Directors for this purpose, we are guided by the NASDAQ listing rules, the rules promulgated by the SEC and the Dutch Corporate Governance Code, as if those rules applied to us.
All members of the Board of Directors are elected by our shareholders through a cumulative voting process. Nominations to the board of directors are managed by its nominating and corporate governance committee (“NCGC”), which is led by Gunnar Holt, whom we deem to be an independent member of the Board of Directors. The NCGC looks to ensure that the membership of the Board of Directors consists of individuals with sufficiently diverse and independent backgrounds, who possess experience, knowledge, and expertise most relevant to our strategic priorities and challenges. All members of the board of directors possess relevant industry experience and have additionally been selected to provide the requisite experience required of the committees of our Board of Directors.
The members of our current Board of Directors, with the exception of Ms. Linehan and Mr. Soeting, were elected at the June 10, 2021 annual general meeting of shareholders in accordance with our bye-laws. Ms. Linehan was appointed as a director on January 5, 2022 to fill the casual vacancy created when Steve Pusey stepped down from the Board of Directors in July 2021. Mikhail M. Fridman stepped down from the Board of Directors, effective on February 28, 2022. Mr. Soeting was appointed on March 16, 2022 to fill the vacancy created when Robert-Jan van de Kraats stepped down from the Board of Directors in March 2022. All members of our Board of Directors, including Ms. Linehan and Mr. Soeting, will serve until the next annual general meeting, unless any members are removed from office or their offices are vacated in accordance with our bye-laws. Alternate directors will be summoned to act as regular directors in a temporary or permanent manner in case of absence, vacancy or demise.
On July 30, 2018, we amended and restated our bye-laws to, among other things, eliminate our two-tier board structure. As a result, we have a board of directors and a management advisory committee known as the Group Executive Committee (“GEC”).
Our bye-laws empower the Board of Directors to direct the management of VEON Ltd.’s business and affairs, and require that the Board of Directors approves important matters including, among others, the annual budget and audited accounts, organizational or reporting changes to the management structure, significant transactions and changes to share capital or other significant actions. Additionally, under Bermuda law, the Board of Directors has the right to require that any matter come to the Board of Directors for approval and any member of the Board of Directors may bring forward an item for the agenda of the Board of Directors, which helps to ensure that the Board of Directors provides appropriate oversight over our matters.
The GEC is currently comprised of the Group Chief Executive Officer, the Group Chief Financial Officer, the Group General Counsel, the Group Chief People Officer, the Group Chief Internal Audit & Compliance Officer, the Group Head of Corporate Strategy, Communications and Investor Relations, the Group Head of Portfolio Management and the Chief Executive

Officer, VEON Ventures. The GEC is focused on the management of the business affairs of VEON Ltd. and its subsidiaries as a whole, including execution of our competitive strategy, driving financial performance and overseeing and coordinating Group-wide initiatives. On an annual basis, the GEC, the audit and risk committee (the “Audit and Risk Committee”) and the Board of Directors define our risk profile for the categories of risk we encounter in operating our business, which are then integrated into our business through global policies and procedures.
    As of April 15, 2022, the members of our GEC, their respective ages, positions and dates of appointment were as follows:

Name	Age	Position	First Appointed
Kaan Terzioğlu	53	Group Chief Executive Officer	March 2020 (as co-CEO)
Serkan Okandan	51	Group Chief Financial Officer	May 2020
Victor Biryukov	46	Group General Counsel	January 2022
Michael Schulz	55	Group Chief People Officer	July 2021
Joop Brakenhoff	56	Group Chief Internal Audit & Compliance Officer	July 2020
Alex Bolis	61	Group Head of Corporate Strategy, Communications and Investor Relations	April 2021
Dmitry Shvets	49	Group Head of Portfolio Management	April 2021
Khairil Abdullah	50	Chief Executive Officer, VEON Ventures	March 2022

Board of Directors
    Mr. Gennady Gazin (Chairman of Board of Directors) has served as the Chairman of the VEON Ltd. Board of Directors since June 2020 and a director of the company since June 2015. We deem Mr. Gazin to be an independent director. Mr. Gazin is a member of the NCGC and the Audit and Risk Committee, and served as a member of the finance committee (the “Finance Committee”) until June 2021. Mr. Gazin has served as the chairman of the board at Genesis Philanthropy Group since 2014, a member of the advisory board of DVO Private Equity since 2018, a member of the board of Greenscreens.ai since 2018, a member of the board of Zibra.ai since 2021, and a member of the board of PAWA.ai since 2021. Previously, Mr. Gazin served as an affiliate partner at Lindsay Goldberg, a New York based private equity firm, from 2015 until December 2020, a member of the board of Geo-Alliance Oil-Gas Public Ltd. from May 2010 until September 2019, a member of the advisory board of LetterOne Technology LLP from 2015 until May 2020, and a member of the investment committee of the Russia Kazakhstan Nano Technology Fund from November 2012 until 2018. From 2007 to 2012, Mr. Gazin served as the chief executive officer of EastOne, an international investment advisory group. Prior to EastOne, Mr. Gazin worked at McKinsey & Company’s New York and Moscow offices for 14 years, during which time he was an active member of the telecommunications practice and also served as the senior partner responsible for McKinsey’s CIS practice. Mr. Gazin is also the Chairman of Friends of Babyn Yar, a Ukrainian Holocaust memorial center. He started his professional career as a systems and telecommunications engineer at Bell Communications Research/Tellcordia and General Dynamics in the United States. Mr. Gazin received a Bachelor’s degree in electrical engineering from Cornell University in 1987, a Master’s degree in electrical engineering from Stanford University in 1988 and an M.B.A. from the Wharton School of Business at the University of Pennsylvania in 1993.
Mr. Hans Holger Albrecht (Director) has been a director of VEON Ltd. since June 2020 and we deem him to be an independent director. Mr. Albrecht is a member of the compensation and talent committee (the “CTC”) and is the Chairman of the digital and innovation committee (the “Digital Committee”). Mr. Albrecht has served as the chairman of the supervisory board of Scout24 AG, a publicly listed operator of online marketplaces in several industries, since 2018. Starting in 2022, Mr. Albrecht serves as the chairman of the board of Storytel, one of the world’s largest subscribed audiobook and e-book streaming services. Mr. Albrecht was the chief executive officer of Deezer Group, a French online music streaming service from 2015 to July 2021 and continues to serve as a member of its board starting in 2022. Mr. Albrecht holds a Doctorate from Ruhr-Universitat Bochum in Germany and a Master of Law from the University of Freiburg.
Mr. Leonid Boguslavsky (Director) has been a director of VEON Ltd. since January 2021 and we deem him to be an independent director. Mr. Boguslavsky is a member of Digital Committee. Mr. Boguslavsky is an entrepreneur, scientist and venture capitalist and founder of RTP Global (formerly known as ru-Net), which since 2000 has focused on investments in early-stage start-ups across the globe. Mr. Boguslavsky was a managing partner at PricewaterhouseCoopers from 1997 to 2001. Mr. Boguslavsky has served as a member of the board of directors of JSC “AC Rus Media” since 2019, a member of the board of directors of Sberbank PJSC between 2017 and 2021, a member of the board of directors of Super League Holdings Pte. LTD (Singapore) since 2016, and the chairman of the board of Ivi.ru LLC since 2012. Mr. Boguslavsky graduated from the Moscow Institute of Transport Engineering (MIIT) in 1973, majoring in computer science and applied mathematics.
Mr. Yaroslav Glazunov (Director) has been a director of VEON Ltd. since October 2020 and we deem him to be a non-independent director. Mr. Glazunov serves as the Chairman of the CTC and is a member of the NCGC. Mr. Glazunov has been in the global leadership advisory business for over 20 years focusing on chief executive officer succession, efficiency and performance and has worked with corporate boards and founders of companies in Europe, India and Russia. Since 2021, Mr. Glazunov is a partner and managing director for the Russia and CIS practice of Korn Ferry, a global organizational consulting company. Mr. Glazunov holds a Master’s degree in management from Plekhanov University. He previously completed a leadership program at INSEAD in Fontainebleau, France, and an executive program at Singularity University in Silicon Valley, California, United States.
Mr. Andrei Gusev (Director) has been a director of VEON Ltd. since April 2014 and we deem Mr. Gusev to be a non- independent director. He is the Chairman of the Finance Committee. Mr. Gusev is a senior partner at LetterOne Technology (UK) LLP, joining in 2014, and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was chief executive officer of X5 Retail Group N.V. from 2011 to 2012 and prior to that, from 2006 to 2010, served as its director of business development and M&A. From 2001 to 2005, Mr. Gusev served as managing director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received an MBA from the Wharton School at the University of Pennsylvania in 2000 and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994.
Mr. Sergi Herrero (Director) has been a director of VEON Ltd. since June 2021 and we deem Mr. Herrero to be a non- independent director. He is a member of the Digital Committee. Mr. Herrero joined VEON in September 2019 to lead

VEON Ventures and later served as co-Chief Executive Officer from March 2020 to June 2021. Prior to joining VEON, Mr. Herrero served as global director of payments and commerce partnerships at Facebook, where he helped to build and expand Facebook’s successful payments and commerce business. Previously, Mr. Herrero held senior executive positions at the financial services company Square and the French bank BNP-Paribas. Mr. Herrero currently serves as mentor at Endeavor, the world’s leading community of high impact entrepreneurs. He also serves as venture advisor at THCAP, an early-stage venture capital fund, and as senior advisor at Ripplewood, an American private equity firm. Mr. Herrero holds a Bachelor of Science in electrical engineering and a Master of Science in telecommunication management, both from Ramon Llull University in Barcelona. He also completed a program in angel investing and venture capital at Stanford University.
Mr. Gunnar Holt (Director) has served as a director of VEON Ltd. since June 2015 and we deem him to be an independent director. He is the Chairman of the NCGC and a member of the Finance Committee. Mr. Holt was a senior advisor at Telenor ASA from 2006 to 2017 and previously served as group finance director. From 1995 to 1999, he worked at Aker ASA and Aker RGI ASA, serving as executive vice president and chief financial officer. From 1986 to 1995, he held various leadership positions in the Aker Group, including deputy president of Norwegian Contractors AS, executive vice president and chief financial officer of Aker Oil and Gas Technology AS, president of Aker Eiendom AS, and finance and accounting director of Aker Norcem AS. From 1978 to 1986, he served as executive officer and special advisor in the Norwegian Ministry of Petroleum and Energy. Mr. Holt has served on a number of corporate boards. Mr. Holt holds a Doctor of Business Administration degree and Advanced Postgraduate Diploma in Management Consultancy from Henley Management College, Brunel University, in the United Kingdom, an MBA from the University of Queensland in Australia; and an MBA in finance from the University of Wisconsin. He also received a Diplomøkonom Degree from The Norwegian School of Management.
Ms. Karen Linehan (Director) has been a director of VEON Ltd. since January 2022 and we deem her to be an independent director. She is a member of the Audit and Risk Committee and the NCGC. Ms. Linehan retired at the end of 2021 as the executive vice president and general counsel of Sanofi, a CAC 40 global pharmaceutical company, and as a member of the supervisory boards of Sanofi Aventis Deuschland GmbH and Euroapi, which are both Sanofi subsidiaries. From 2022, Ms. Linehan serves as a board member, chairwoman of the audit committee and member of the appointment, compensation and RSE committee of Aelis Farma SA, a French biotech company. She also serves as a board member and member of the audit committee of CNH Industrial N.V. since April 2022 and is an independent board member of GARDP North America Inc. (Global Antibiotic Research and Development Partnership), a non-profit organization that develops new treatments for drug-resistant infections. Ms. Linehan graduated from Georgetown University with Bachelor of Arts and Juris Doctorate degrees. Prior to practicing law, Ms. Linehan served on the Congressional Staff of the Speaker of the U.S. House of Representatives from September 1977 to August 1986.
    Ms. Irene Shvakman (Director) has been a director of VEON Ltd. since June 2021 and we deem her to be an independent director. She is a member of the CTC and the Digital Committee. Ms. Shvakman is co-founder and chairwoman of Revo Technologies and has more than 25 years of experience in fintech, financial services and technology development. Since 2017, Ms. Shvakman has served on the board of directors of MTS Bank PJSC, prior to which she was a senior partner at McKinsey & Company, where she advised top executives at leading banks, insurers, and regulators across emerging markets on strategy, organization and performance transformation. Ms. Shvakman holds an MBA from Harvard Business School and a Bachelor of Science in Biochemistry from Brown University in the United States. Since 2020, Ms. Shvakman serves as a member of the European Advisory Board of Harvard Business School.
Mr. Vasily Sidorov (Director) has been a director of VEON Ltd. since June 2021 and we deem Mr. Sidorov to be an independent director. He is a member of the Audit and Risk Committee and the Finance Committee. Mr. Sidorov has over 25 years’ experience in top management and non-executive directorship roles in telecoms, digital and other industries. His executive roles include president and chief executive officer of MTS from 2003-2006, chief financial officer of Svyazinvest (Russia) in 1997-2000, and first VP for finance and investments at Sistema-Telecom (Russia) in 2000-2003. He was also a key investor and founder of a number of telecoms-related businesses and non-executive director at a number of technology ventures. Mr. Sidorov has also served on boards of large public and non-public corporations, such as Russian Railways (from 2012 to 2018), Aeroflot (from 2013 to 2020) and Russian Post (from 2019 to 2020). He is currently a principal venture capital, private equity and special situations investor in Russia, Continental Europe and the United States, as well as in several frontier markets. Mr. Sidorov serves as a member of the Board of AS RUS MEDIA, publisher of Forbes Russia, since 2018.
Mr. Michiel Soeting (Director) has been a director of VEON Ltd. since March 2022 and we deem Mr. Soeting to be an independent director. He is the Chairman of the Audit and Risk Committee. Mr. Soeting has 32 years of experience with KPMG, one of the leading audit firms worldwide. While at KPMG, he worked in key locations in the EMEA, ASPAC and the Americas regions, becoming KMPG partner in 1998 and leading some of its largest global advisory and audit clients, including BHP Group, Equinor, LafargeHolcim, Philips Electronics, RD Shell, and Wolters Kluwer. From 2008, Mr. Soeting served as a Global Head of the KPMG Energy and Natural Resources (ENR) Sector, and as a Global Chairman of the KPMG ENR Board.

From 2009 to 2014, he was also a member of the KPMG Global Markets Steering Committee. From 2012 to 2014, Mr. Soeting served as a member of the European Resource Efficiency Platform of the European Commission. From 2019, Mr. Soeting has taken on various oversight roles, in particular, as a member of the Advisory Board of Parker College of Business of Georgia Southern University in the United States and, from January 2021, as a member of the Board of Governors of Reed’s Foundation in the United Kingdom. Mr. Soeting graduated from Vrije University of Amsterdam, the Netherlands as a Chartered Accountant and completed there his Doctoral studies in Economics. He holds an MBA from Georgia Southern University in the United States. Mr. Soeting is also a qualified Chartered Accountant in the United Kingdom.
Group Executive Committee
    Mr. Kaan Terzioğlu has served as VEON’s Chief Executive Officer since June 30, 2021, and has overall responsibility for corporate matters and our general operations. He was previously the co-Chief Executive Officer from March 2020 to June 2021. Previously, he served as a joint Chief Operating Officer from November 2019, and as a member of the Board of Directors from June 2019 until November 2019. Mr. Terzioğlu was Turkcell’s chief executive officer from April 2015 until March 2019. He serves as a member of the Board of Directors of Digicel since July 2019. Mr. Terzioğlu is a member of the GSMA Board, the leading international association of the mobile communication industry. He also serves on the board of the GSMA Foundation, which focuses on the role of mobile communications industry to support sustainable development. In 2019, Mr Terzioglu was the recipient of GSMA’s “Outstanding Contribution to the Mobile Industry” award. Mr Terzioglu started his professional life in 1989 at Arthur Andersen Turkey and later took on management roles in Arthur Andersen United States and Belgium. In 1999, he joined CISCO, where he served as Managing Director of Technology Marketing, and later as the Vice President for Central and Eastern Europe. Between 2012 and 2015, he served as a Board member of several Turkish companies in banking, insurance, retail, technology and pharmaceuticals industries. Mr Terzioglu holds a BA in Business Administration from Boğaziçi University of Turkey.
    Mr. Serkan Okandan has served as VEON’s Group Chief Financial Officer since May 2020. Mr. Okandan brings more than 25 years’ experience to VEON, including as group chief financial officer at the Etisalat Group and Turkcell, telecommunications providers in the Middle East, Eastern Europe, Asia and Africa. During his time at the Etisalat Group and Turkcell, Mr. Okandan also held senior management and board positions of subsidiaries in Asia, Africa and the Middle East, including Morocco, Nigeria and Saudi Arabia, Ukraine and Pakistan. Mr. Okandan is a graduate of the Faculty of Economics and Administrative Sciences at Bosphorus University in Istanbul, Turkey.
    Mr. Victor Biryukov has served as VEON’s Group General Counsel since January 2022. From February 2017 to December 2021, Mr. Biryukov served as vice president for legal, government relations and compliance and a member of the management board of Beeline Russia, VEON’s operating company in Russia. Prior to joining Beeline Russia, Mr. Biryukov served as general counsel of Access Industries for Russia and CIS, managing director for Legal Affairs of Brunswick Rail Managements and a board member of a number of large Russian companies. Mr. Biryukov holds a Law degree from Moscow State Institute of International Relations, and a Masters of Law degree from Northwestern University. He is also a graduate of Harvard Business School’s General Management Program.
    Mr. Michael Schulz has served as VEON’s Group Chief People Officer since July 2021. Prior to joining VEON, Mr. Schulz was chief people and culture officer of Puma Energy and worked closely with the company’s board of directors as a member of its group executive committee. Prior to Puma Energy, he led the human resources function for two of Petrofac plc’s global oil & gas services businesses, its turn-key facilities business as well as its engineering services business as senior vice president of human resources, based in Dubai. Mr. Schulz was previously legal counsel for BRAAS, a subsidiary of Redland plc and had a wide-ranging career at Lafarge (now Holcim) following the company’s acquisition of Redland in 1997, including the role of legal counsel in Germany, vice president of organizational effectiveness in Paris and vice president of human resources for Middle East and North Africa, based in Cairo. Mr. Schulz graduated from the University Bayreuth, Bavaria, with a degree in law. He also specialized in parallel in organizational psychology and business finance. He holds an MSc equivalent in law from the State of Rhineland Palatine.
    Mr. Joop Brakenhoff has served as VEON’s Group Chief Internal Audit and Compliance Officer since July 2020. Mr. Brakenhoff joined VEON as the Head of Internal Audit in January 2019. Prior to this, he was at Heineken International, where he was the head of global audit. Mr. Brakenhoff has also held senior financial and internal audit roles at Royal Ahold, prior to which he was chief financial officer of Burg Industries B.V. and head of internal audit at Heerema International. Mr. Brakenhoff started his career at KPMG in 1985 where he worked for nine years in a variety of audit roles. Mr. Brakenhoff is a Chartered Accountant (registeraccountant) of the Royal Netherlands Institute of Chartered Accountants (NBA) and a Certified Operational Auditor.

Mr. Alex Bolis has served as VEON’s Group Head of Corporate Development, Communications and Investor Relations since April 2021. Mr. Bolis has over 20 years’ senior management experience in finance, telecommunications and investor relations. Following a 12 year career in investment banking specializing in securities, treasury and derivatives, Mr. Bolis spent 21 years at Telecom Italia S.p.A. where he held the roles of group treasurer, head of investor relations and strategic advisor to the chief executive officer, as well as serving as a board member for a number of the company’s subsidiaries. Mr. Bolis has also served as an advisor in investor relations and shareholder services to listed companies and holds a variety of professional affiliations, including memberships of the Italian Association of Financial Analysts and Italy’s NedCommunity. Mr. Bolis received a degree in Economics and Business Administration from LUISS University, Rome. He has also completed London Business School’s senior executive program and Assogestioni & Assonime’s induction program for board members and statutory auditors, and is an Italian registered CPA (revisore legale).
Mr. Dmitry Shvets has served as VEON’s Group Head of Portfolio Management since April 2021. His role includes oversight of VEON’s performance management and merger and acquisition teams. Mr. Shvets has a private equity background, most recently as head of Russia and CIS for TPG Capital, where he focused on the operational performance of TPG’s portfolio companies and investing activities. Mr. Shvets has management consulting experience from McKinsey and held a senior management role leading a large operational transformation programme in metals and mining. He also has prior experience in channel management, pricing and distribution in the FMCG industry. Mr. Shvets graduated from Moscow State Institute of International Relations with Honors and holds an MBA from Goizueta Business School of Emory University.
Mr. Khairil Abdullah has served as the Chief Executive Officer of VEON Ventures since March 2022. Prior to joining VEON, Mr. Abdullah was chief executive officer of Axiata Digital Services, a member of the Axiata Group, a leading mobile operator in South East Asia. While at Axiata Digital Services, he built and operated successful digital businesses in data, artificial intelligence, fintech and system integration, while securing attractive venture capital opportunities and relevant external funding. Prior to arriving at the Axiata Group in 2012 as group chief marketing and operations officer, Mr. Abdullah was at Bain & Company for 15 years, becoming a partner in the Tech, Media and Telecommunications practice for South East Asia. He graduated from the University of Cambridge with a BA and Masters in Engineering and holds an MBA from INSEAD.
B. Compensation
In order to ensure alignment with the long-term interests of the company’s shareholders, the CTC periodically evaluates the compensation of the company’s Board of Directors and the GEC taking into account the competitive landscape, the compensation of directors at other comparable companies and recommendations regarding best practices. Following review by the NCGC both the CTC and the NCGC make recommendations to the board of directors on compensation of the Board of Directors and the GEC.
We incurred remuneration expense in respect of our directors and senior managers in an aggregate amount of approximately US$55 million for services provided during 2021. For more information regarding our director and senior management compensation, see Note 22—Related Parties to our Audited Consolidated Financial Statements.
To stimulate and reward leadership efforts that result in sustainable success, value growth cash-based multi-year incentive plans (“Incentive Plans”) were designed for members of our recognized leadership community. The participants in the Incentive Plans may receive cash payouts or share awards after the end of each relevant award performance period. The Short Term Incentive (“STI”) Scheme provides cash pay-outs to participating employees based on the achievement of established Key Performance Indicators (“KPIs”) over the period of one calendar year. KPIs are set every year at the beginning of the year and evaluated in the first quarter of the next year. The KPIs are partially based on our financial and operational results (such as total operating revenue, EBITDA and equity free cash flow), or the affiliated entity employing the employee, and partially based on individual targets that are agreed upon with the participant at the start of the performance period based on his or her specific role and activities. The weight of each KPI is decided on an individual basis, and pay-out of the STI award is dependent upon final approval by the CTC. The STI Scheme for the GEC has been revised to a 50 : 50 shares / cash scheme, which is effective for the year 2022. Vesting of certain of our share awards are based on the attainment of certain KPIs, such as absolute share price, total return per share or value growth of certain VEON businesses. Options may be exercised by the participant at any time during a defined exercise period, subject to the Company’s insider trading policy. See Note 22—Related Parties to our Audited Consolidated Financial Statements for further details of our various Incentive Plans.

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
C. Board Practices
VEON Ltd. is governed by our Board of Directors, currently consisting of 11 directors. Our bye-laws provide that our Board of Directors consists of at least seven and no more than 13 directors, as determined by the Board of Directors and subject to approval by a majority of the shareholders voting in person or by proxy at a general meeting. We have not entered into any service contracts with any of our current directors providing for benefits upon termination of service.
The Board of Directors has delegated to the Chief Executive Officer (the “CEO”) the power to manage the business and affairs of the company, subject to certain material business decisions reserved for the board of directors or shareholders, within the framework of our new governance model announced in the third quarter of 2020. The CEO and his leadership team manage and operate the company on a day-to-day basis. The Board of Directors may appoint such other senior executives as the Board may determine.
Under the new governance model, our Board of Directors and the CEO have delegated to each VEON operating company considerable authority to operate their businesses. A Group Authority Matrix and updated policy framework has also been implemented, establishing clear decision making parameters and other requirements. Specifically, each operating company is accountable for operating its own business subject to oversight by their respective operating company boards and our board of directors; and they are also obligated to operate in accordance with Group policy and controls framework. The new governance model forms the cornerstone of governance and delegation of authority across the Group.
The Board of Directors has established a number of committees to support it in fulfilling its oversight and governance duties. These charters set out the purpose, membership, meeting requirement, authorities and responsibilities of the committees.
On an annual basis, our GEC, the Audit and Risk Committee and the Board of Directors define our risk profile for the categories of risk we encounter in operating our business, which are then integrated into our business through global policies and procedures.
    In the composition of our Board of Directors and senior executives, we are committed to diversity of nationality, age, education, gender and professional background. In March 2021, we implemented a diversity and inclusion policy to formalize our commitment to diversity and inclusion at the Board of Directors’ level and throughout the organization.
On August 6, 2021, the SEC approved the NASDAQ Stock Market’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for NASDAQ-listed companies. Pursuant to the amended listing standards, we, as a foreign private issuer, are required to have at least two diverse Board members (including at least one Board member who self-identifies as female) or explain the reasons for not meeting this objective, starting with a phase-in during 2023 (at least one diverse Board member) that lasts until 2025 (at least two diverse Board members). Furthermore, a Board of Directors diversity matrix is required to be included in the Annual Report on Form 20-F, containing certain demographic and other information regarding members of the Board of Directors. The Board of Directors’ diversity matrix as of April 15, 2022 is set out below.

Country of Principal Executive Offices	The Netherlands
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Board members	11

Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose
Directors	2	7	0	2

Part II: Demographic Background
	Yes	No	Did not Disclose
Underrepresented Individual in Home Country Jurisdiction	3	6	2
LGBTQI+	0	9	2
Committees of the Board of Directors
    The committees of our board of directors consist of: the Audit and Risk Committee, CTC, Finance Committee, NCGC and Digital and Innovation Committee. Our Board of Directors and committees meet at least quarterly. In 2021, our Board of Directors met ten times, the Audit and Risk committee met eight times, the CTC met four times, the Finance Committee met 19 times, the NCGC met twelve times, the Digital Committee met nine times, and the Telecommunications Committee met seven times. Each director who served on our Board of Directors during 2021 attended at least 90% of the meetings of the Board of Directors and committees on which he or she served that were held during his or her tenure on our Board.
Audit and Risk Committee
    The charter of our Audit and Risk Committee provides that each committee member is required to satisfy the requirements of Rule 10A-3 under the Exchange Act and the rules and regulations thereunder as in effect from time to time. The Audit and Risk Committee is primarily responsible for the following: the integrity of the company’s financial statements and its financial reporting to any governmental or regulatory body and the public; the company’s audit process; the qualifications, engagement, compensation, independence and performance of the company’s independent auditors, their conduct of the annual audit of the company’s financial statements and their engagement to provide any other services; VEON Ltd.’s process for monitoring compliance with legal and regulatory requirements as well as the company’s corporate compliance codes and related guidelines, including the Code of Conduct; the company’s systems of enterprise risk management and internal controls; and the company’s compliance program. The current members of the Audit and Risk Committee, Michiel Soeting (chairman), Gennady Gazin, Karen Linehan and Vasily Sidorov, are expected to serve until our next annual general meeting.
Compensation and Talent Committee
    The CTC is responsible for assisting and advising the Board of Directors in discharging its responsibilities with respect to overseeing the performance, selection and compensation of the CEO and all other individuals whose appointment, reappointment or early termination of employment require Board approval under the company’s bye-laws (including the members of the company’s group executive committee and the chief executive officers of the company’s operating subsidiaries). The CTC also has overall responsibility for approving and evaluating company’s director, executive and employee compensation and benefit plans. The CTC advises the Board of Directors in relation to the company’s overall culture and values program, including by periodically assessing the substance and effectiveness of the program and considering overall employee feedback and other measurements of effectiveness. In addition, the CTC periodically evaluates the compensation of the members of the Board of Directors (including the annual board retainer fee, any equity-related compensation or incentive plan participation and fees for service on the committees of the Board of Directors), taking into account the competitive landscape, the compensation of directors at other comparable companies and recommendations regarding best practices. The CTC formulates recommendations to the Board of Directors regarding such director compensation and any adjustments in compensation and/or incentives that the CTC considers appropriate. Such recommendations are reviewed by the NCGC, and both committees jointly deliver to the board such recommendations for consideration and approval. Finally, the CTC evaluates the company’s programs, priorities, and progress for recruiting, staffing, developing talent, motivating and retaining competent

CEO and senior executives (and potential successors) for present and future company needs, including succession planning. The current members of the CTC, Yaroslav Glazunov (chairman), Hans Holger Albrecht and Irene Shvakman, are expected to serve until our next annual general meeting.
Finance Committee
    The Finance Committee is responsible for assisting and advising the Board of Directors in discharging its responsibilities with respect to its oversight of our business plan, management of our capital structure and the execution of certain material transactions. In doing so, the Finance Committee reviews with our management and gives advice or makes recommendations to the Board of Directors in relation to mergers and acquisitions transactions and divestitures, financing transactions, the incurrence of indebtedness, finance policies, dividends, material litigation, arbitration or other proceedings, and certain material and outside of the ordinary course business contracts. The current members of the Finance Committee, Andrei Gusev (chairman), Gunnar Holt and Vasily Sidorov, are expected to serve until our next annual general meeting.
Nominating and Corporate Governance Committee
    The NCGC is responsible for identifying and recommending to the Board individuals qualified to serve as members of the Board of Directors, making recommendations to the Board of Directors concerning committee structure, membership and operations, developing and advising the Board of Directors on the adoption of and periodically reviewing a set of corporate governance practices applicable to the conduct of our business, and periodically conducting an evaluation of the Board of Directors and its committees. In addition, the NCGC reviews recommendations of the CTC regarding adjustments in director compensation, and both committees jointly deliver to the Board of Directors such recommendations for consideration and approval. The current members of the NCGC, Gunnar Holt (chairman), Gennady Gazin, Yaroslav Glazunov and Karen Linehan, are expected to serve until our next annual general meeting.
Digital and Innovation Committee
    The Digital and Innovation Committee is responsible for advising on, and overseeing, the development of our digital strategy and digital initiatives. The current members of the Digital and Innovation Committee, Hans Holger Albrecht (chairman), Sergi Herrero, Leonid Boguslavsky and Irene Shvakman, are expected to serve until our next annual general meeting.
Telecommunications Committee
The Telecommunications Committee was responsible for oversight of the operations and business strategy of our telecommunications business, including the operational and technological capabilities associated with that strategy. The Telecommunications Committee was discontinued in June 2021 and its activities assumed by the Board of Directors and the board of directors of our operating companies.

D. Employees
The following chart sets forth the number of our employees as of December 31, 2021, 2020 and 2019, respectively:

	As of December 31,
	2021	2020	2019
Russia	28,235	26,453	28,003
Pakistan	5,091	4,539	4,325
Bangladesh	1,128	1,137	1,200
Ukraine	3,794	3,628	3,527
Uzbekistan	1,555	1,604	1,594
Kazakhstan	3,868	2,521	2,142
HQ	116	187	286
Others	799	824	2,634
Total*	44,586	40,893	43,711
* Total number of employees does not include employees in our Algeria operations, which has been classified as a discontinued operation.
From time to time, we also employ external staff, who fulfill a position at the company for a temporary period. We do not consider these employees to constitute a significant percentage of our employee totals and have not included them above.
The following chart sets forth the number of our employees as of December 31, 2021, according to geographic location and our estimates of main categories of activities:

	As of December 31, 2021
Category of activity(1)	Russia	Pakistan	Ukraine	Kazakhstan	Uzbekistan	Bangladesh
Executive and senior management	21	24	18	13	12	8
Engineering, construction and information technology	5,027	804	1,469	1,281	430	344
Sales, marketing and other commercial operations	14,799	3,130	964	1,501	352	552
Finance, administration and legal	2,020	541	444	231	146	123
Customer service	4,915	250	775	660	370	35
Procurement and logistics	471	76	65	53	35	23
Other support functions	982	266	59	129	210	43
Total	28,235	5,091	3,794	3,868	1,555	1,128

(1) A breakdown of employees by category of activity is not available for our HQ segment and our “Others” category.
    We have established a joint works council (“Joint Works Council”) for VEON Ltd, VEON Holdings B.V., VEON Amsterdam B.V., and VEON Central Procurement B.V. at our Amsterdam headquarters, and it has consultation or approval rights in relation to a limited number of decisions affecting our employees working at this location. As of December 31, 2021, we had a separate works council for VEON Wholesale Services B.V. (“VWS”) that addresses management decisions that may affect the VWS workforce, and we are currently working to integrate the VWS works council into the Joint Works Council. Once integrated, the Joint Works Council may utilize legal remedies that can impact the timing of implementation of decisions at our Amsterdam headquarters or within VWS that are subject to consultation or approval by the Joint Works Council.
    Our employees are represented by unions or operate collective bargaining arrangements in Kyrgyzstan and Ukraine. We consider relations with our employees to be generally good. For a discussion of risks related to labor matters, see Item 3.D. Risk Factors —General Risk Factors—Our business may be adversely impacted by work stoppages and other labor matters.

E. Share Ownership
To our knowledge, as of April 15, 2022, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. See Item 7.A.—Major Shareholders.
    To our knowledge, as of April 15, 2022, Kaan Terzioğlu owned 900,000 of our ADSs and/or Common Shares. In addition, in 2021, Kaan Terzioğlu, Serkan Okandan, Dmitry Shvets, Alex Bolis, Joop Brakenhoff, and Michael Schulz were granted one-off share awards of 1,549,800, 444,343, 191,429, 128,572, 393,236, and 291,429, respectively. These one-off share awards were granted in order to compensate GEC members for the initial loss of cash due to the introduction of 50% shares into the STI scheme effective in 2022, and were subject to finalization of the incentive plan rules that occurred on February 24, 2022 and are subject to an up to two year vesting period.
To our knowledge, as of April 15, 2022, Yaroslav Glazunov owned 68,500 of our ADSs. In addition, Gennady Gazin and Hans-Holger Albrecht were awarded 1,224,086 and 1,360,095 ADSs, respectively in July 2021, subject to the finalization of our incentive plan rules that occurred on February 24, 2022, as an annual pro-rata time based award that will vest on June 10, 2022.
To our knowledge, as of April 15, 2022, apart from what has been disclosed above, no other members of the Board of Director owned any ADSs or Common Shares. To our knowledge, as of April 15, 2022, none of our directors or senior managers held any options to acquire our common shares.
    For more information regarding share ownership, including a description of applicable stock-based plans and options, see Note 22—Related Parties to our Audited Consolidated Financial Statements.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
    The following table sets forth information with respect to the beneficial ownership of VEON Ltd. as of April 15, 2022, by each person who is known by us to beneficially own 5.0% or more of our issued and outstanding shares. As of April 15, 2022, we had 1,756,731,135 issued and outstanding common shares. None of our shareholders has different voting rights.

Name	Number of VEON Ltd. Common Shares	Percent of VEON Ltd. Issued and Outstanding Shares
L1T VIP Holdings S.à r.l.(1)	840,625,001	47.85%
Stichting Administratiekantoor Mobile Telecommunications Investor (2)	145,947,562	8.30%
Exor N.V.	89,174,902	5.10%

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
(2) As reported on Schedule 13G, filed on April 1, 2016, by Stichting Administratiekantoor Mobile Telecommunications Investor (the “Stichting” with the SEC, the Stichting is the direct beneficial owner of 145,947,562 of VEON Ltd.’s common shares. LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts and, indirectly, of the 145,947,562 common shares represented by the depositary receipts. Based on information provided by the Stichting and public filings, (i) the Stichting is a legal foundation established under Dutch law solely for non-for-profit purposes with no beneficial owners in respect of equity held by the Stichting; (ii) the Stichting has no owners/shareholders; (iii) the Stichting holds title in VEON’s equity and votes and disposes of it in the sole discretion of its board and is exclusively controlled by its board; and (iv) the articles of association and the Conditions of Administration of the Stichting provide that the board members are fully independent from VEON, and LetterOne, its shareholders and any of their affiliates. Although LetterOne is contractually entitled to the economic benefits of the depositary receipts and, indirectly, of the common shares represented by the depositary receipts held by the Stichting (e.g., dividend payments, other distributions and sale proceeds), LetterOne has no control over voting or disposition of such equity. The common shares held by Stichting represent approximately 8.31% of VEON Ltd.’s issued and outstanding shares.
    Based on a review of our register of members maintained in Bermuda, as of April 15, 2022, a total of 1,228,276,40 common shares representing approximately 69.92% of VEON Ltd.’s issued and outstanding shares were held of record by BNY (Nominees) Limited in the United Kingdom as custodian of The Bank of New York Mellon for the purposes of our ADS program and a total of 511,889,772 common shares representing approximately 29.14% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. and where ING Bank N.V. is acting as custodian of The Bank of New York Mellon, for the purposes of our ADS program, and a total of 16,564,960 common shares representing approximately 0.94% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V., for the purposes of our common shares listed and tradable on Euronext Amsterdam. As of April 15, 2022, 23 record holders of VEON Ltd.’s ADRs, holding an aggregate of 763,528,329 common shares (representing approximately 43.46% of VEON Ltd.’s issued and outstanding shares), were listed as having addresses in the United States.

Changes in Percentage Ownership by Major Shareholders
    As reported on Schedule 13G, filed with the SEC on March 14, 2022 by Exor N.V., Exor N.V. bought 89,174,902 of VEON Ltd. common stock, in the form of ADSs. This transaction represented approximately 5.1% of the total outstanding common stock of VEON Ltd.
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
For more information on our related party transactions, see Note 22—Related Parties to our Audited Consolidated Financial Statements.
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
    Mikhail M. Fridman, a former director of VEON Ltd., served as the Chairman of the Supervisory Board of the Alfa Group Consortium and was a member of the board of directors of JSC Alfa-Bank, until February 28, 2022. In September 2021, VEON Holdings B.V. issued senior unsecured notes of RUB 20 billion, under its global medium term note program, maturing in September 2026, and the Alfa Group participated in the issuance as an underwriter. In December 2021, VEON Finance Ireland Designated Activity Company, an indirect wholly-owned subsidiary of VEON Ltd., concluded a loan facility with JSC Alfa-Bank of RUB 45 billion, which was subsequently novated to PJSC VimpelCom. See Item 5 Operating and Financial

Review and Prospects—Recent Developments—Novation of Loans for more details on the novation of the loan. The Alfa Group also participated in our RCF, which we entered into on March 9, 2021, following their purchase of a 10% interest in the syndication, which was cancelled in March 2022. See Item 5 Operating and Financial Review and Prospects—Recent Developments—Liquidity Update for more details.

In January 2021, VEON Ltd. entered into an agreement with Alexander Pertsovsky, a former member of the Board of Directors, under which he will provide certain consulting and advisory services relating to strategic transactions in Russia. Under the agreement, Mr. Pertsovsky receives a fixed annual fee of €240,000 in compensation for his services, as well as the potential for a discretionary success fee (subject to approval by the Board of Directors). The initial term of the agreement was for one year, which was then extended through to June 2022, although either party may terminate the agreement for any reason upon 30 days written notice. The agreement was terminated by VEON Ltd. in March 2022.
Except as specified above, during 2021 and through the date of this Annual Report on Form 20-F, none of our Board of Directors have been involved in any material related party transactions with us.
C. Interests of Experts and Counsel
    Not required.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
    See Item 18—Financial Statements and the financial statements referred to therein.
Legal Proceedings
For a discussion of legal or arbitration proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability, see Note 7—Provisions and Contingent Liabilities to our Audited Consolidated Financial Statements.
    We cannot predict the outcome of the various claims and legal actions in which we are involved beyond the information included in our financial statements, including any damages awards, fines or penalties that may be imposed, and such damages awards, fines or penalties could be significant. For information about certain risks related to current and potential legal proceedings, see Item 3.D—Risk Factors—Regulatory, Compliance and Legal Risks.
Policy on Dividend Distributions
    Our current dividend policy targets paying at least 50% of prior year equity free cash flow after licenses in dividends to shareholders. Dividend payments will always remain subject to review by VEON's board of directors, taking into account medium-term investment opportunities and our capital structure, where the limit set by our dividend policy is a net debt/EBITDA ratio of 2.4x.
In February 2021 and 2022, we announced that we would not be paying a dividend for the years ended December 31, 2020 and 2021, respectively. See Note 21—Dividends Paid and Proposed to our Audited Consolidated Financial Statements.
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
    We cannot assure you we will continue to pay dividends on our common shares and ADSs in the future and any decision by VEON Ltd. not to pay dividends or to reduce dividend payments in the future could adversely affect the value of our common shares or ADSs. For more information regarding certain risks involved in connection with the recommendation and payment of dividends, see Item 10.B—Memorandum and Articles of Association—Dividends and Dividend Rights, Item 3.D—Risk Factors—Operational Risks—As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers and Item 3.D—Risk Factors—Risks Related to the Ownership of Our ADSs—Various factors may hinder the declaration and payment of dividends.
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
In April 2017, our common shares were listed on Euronext Amsterdam and are currently trading on the regulated market of Euronext Amsterdam under the symbol “VEON.”
In May 2017, our ADSs were listed on the SPB Exchange on an unsponsored and unsolicited basis and are currently trading in the unquoted part of the list of SPB Exchange under the symbol “VEON.”
In November 2021, our common shares were listed on MOEX on an unsponsored and unsolicited basis and are currently trading in the Level 3 quotation list of MOEX under the symbol “VEON-RX”.
Under certain circumstances, holders of common shares listed on Euronext Amsterdam and MOEX may convert such shares to ADSs listed on NASDAQ and SPB Exchange.
D. Selling Shareholders
    Not required.
E. Dilution
    Not required.
F. Expenses of the Issue
    Not required.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
    Not required.

B. Memorandum and Articles of Association
We describe below the material provisions of our memorandum of association and bye-laws, certain provisions of Bermuda law relating to our organization and operation, and some of the terms of our share rights based on provisions of our memorandum of association, our bye-laws, applicable Bermuda law and certain agreements relating to our shares. Although we believe that we have summarized the material terms of our memorandum of association and bye-laws, Bermuda legal requirements and our share capital, this summary is not complete and is qualified in its entirety by reference to our memorandum of association, our bye-laws and applicable Bermuda law. All references to our bye-laws herein, unless otherwise noted, are to our amended and restated bye-laws, which were approved by our shareholders on June 10, 2021.
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
Issued Share Capital
    As of December 31, 2021, the authorized share capital was US$1,849,190.67, divided into 1,849,190,667 common shares, par value US$0.001, of which 1,756,731,135 common shares were issued and outstanding. All issued and outstanding shares are fully paid. See Note 19 — Issued Capital and Reserves to our Audited Consolidated Financial Statements
    Subject to our bye-laws and to any shareholders’ resolution to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, our board of directors has the power to issue up to five percent of the total authorized capital of the company as common shares on such terms and conditions as the board of directors may determine; provided that this limitation does not apply to the issue of shares in connection with employee compensation awards approved by the CTC.
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
    Except for treasury shares, each fully paid common share entitles its registered holder to:
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
    Convening the annual general meeting requires that 30 clear days’ prior notice be given to each registered shareholder entitled to attend and vote at such annual general meeting. The notice must state the date, place and time at which the meeting is to be held, that the election of directors will take place and, as far as practicable, any other business to be conducted at the meeting.
    Under Bermuda law and our bye-laws, shareholders may, at their own expense (unless the company otherwise resolves), require a company to: (a) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly propose for consideration at the next annual general meeting; and (b) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (1) any number of shareholders representing not less than 5.0% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (2) not less than 100 registered shareholders.
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
•it is proposed on the requisition in writing of such number of shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Act or our bye-laws; or
•the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the business of the meeting.
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
    Our bye-laws require voting on any resolution at any meeting of the shareholders to be conducted by way of a poll vote. Except where cumulative voting is required for the election of directors, each person present and entitled to vote at a meeting of the shareholders shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot or, in the case of a general meeting at which one or more shareholders are present by electronic means, in such manner as the chairman of the meeting may direct. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.
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
Voting Rights of Common Shares
    The registered holders of common shares, subject to the provisions of our bye-laws, are entitled to one vote per common share, except where cumulative voting applies when electing directors.
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
    Subject to certain material business decisions that are reserved to the board of directors, the board of directors generally delegates day-to-day management of our company to our CEO.

    All directors are elected by our shareholders to the board through cumulative voting. Each voting share confers on its holder a number of votes equal to the number of directors to be elected. The holder may cast those votes for candidates in any proportion, including casting all votes for one candidate.
    Under our bye-laws, the amount of any fees or other remuneration payable to directors is determined by the board of directors upon the recommendation of the CTC. We may repay to any director such reasonable costs and expenses as he or she may properly incur in the performance of his or her duties.
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
    There is no statutory regulation of the conduct of takeover offers and transactions under Bermuda law. However, our bye-laws include mandatory offer provisions, which provide that any person who, individually or together with any of its affiliates or any other members of a group, acquires beneficial ownership of any shares which, taken together with shares already beneficially owned by it or any of its affiliates or its group, in any manner, carry 50.0% or more of the voting rights of our issued and outstanding shares, must, within 30 days of acquiring such shares, make a general offer to all holders of shares to purchase their shares.
Interested Party Transactions
    The Board of Directors have the right to approve transactions with interested parties, subject to compliance with Bermuda law and our bye-laws. Prior to consideration by the Board of Directors, to determine whether, on such transaction, the arrangements with the interested party may be approved, all interests must be fully disclosed at the earliest opportunity.
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
Dividend Withholding Tax
General
    VEON Ltd. is generally required to withhold Dutch dividend withholding tax at a rate of 15.0% from dividends distributed by VEON Ltd., possibly subject to relief under Dutch domestic law or an applicable Dutch income tax treaty depending on a particular holder of ADSs’ or common shares individual circumstances.
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
•the par value of ADSs or common shares issued by VEON Ltd. to a holder of its ADSs or common shares or an increase of the par value of ADSs or common shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and
•partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) VEON Ltd.’s shareholders have resolved in advance to make such repayment and (b) the par value of the ADSs or common shares concerned has been reduced by an equal amount by way of an amendment to its memorandum of association.
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
As of December 31, 2021, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia, the Kazakh tenge and the Uzbekistani som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in each of these local currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.
    We hold approximately 53% of our cash and bank deposits in U.S. dollars in order to hedge against the risk of local currency devaluation, in addition at December 31, 2021 we had RUB 30 billion of USD forwards outstanding to hedge part of our RUB cash balance against depreciation of the Russian ruble against the U.S. dollar.
    To reduce balance sheet currency mismatches, we hold part of our debt in Russian ruble, Pakistani rupee, Ukrainian hryvnia and other currencies, as well as selectively enter into foreign exchange derivatives. Nonetheless, if the U.S. dollar value of the Bangladeshi taka, the Russian ruble, the Pakistani rupee, the Uzbekistani som, the Algerian dinar, the Ukrainian hryvnia or the Kazakh tenge were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness as well as could adversely affect our financial condition and results of operations.
    In accordance with our policies, we do not enter into any treasury transactions of a speculative nature.
    For more information regarding our translation of foreign currency-denominated amounts into U.S. dollars and our exposure to adverse movements in foreign currency exchange rates, see Item 5—Operating and Financial Review and Prospects—Factors Affecting Comparability and Results of Operations—Foreign Currency Translation and Note 18—Financial Risk Management to our Audited Consolidated Financial Statements.
    Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. For more information on risks associated with currency exchange rates, including those associated with the ongoing conflict between Russia and Ukraine, see Item 3.D. Risk Factors—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing conflict between Russia and Ukraine.
    The following table summarizes information, as of December 31, 2021, regarding the maturity of the part of our bank loans and bonds for which the foreign exchange revaluation directly affects our reported profit or loss:

	Aggregate nominal amount of bank loans and bonds denominated in foreign currency outstanding as of December 31,					Fair Value as of December 31,
	2021	2022	2023	2024	2025	2021
Total debt:
Fixed Rate (in US$ millions)	348	348	297	824	269	338
Average interest rate	9.38%	9.38%	9.36%	9.26%	9.66%
Variable Rate (in US$ millions)	—	—	—	—	—	—
Average interest rate	—	—	—	—	—
TOTAL	348	348	297	824	269	338

    As of December 31, 2021, the variable interest rate risk on the financing of our group was limited as 75% of the group’s bank loans and bonds portfolio was fixed rate debt.
    For more information on our market risks and financial risk management for derivatives and other financial instruments, see Note 16—Investments, Debt and Derivatives and Note 18—Financial Risk Management to our Audited Consolidated Financial Statements.
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
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
    An evaluation was carried out under the supervision of and with the participation of our management, including our Group Chief Executive Officer (“GCEO”) and Group Chief Financial Officer (“GCFO”) of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. These disclosure controls and procedures include our Disclosure and Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure and Review Committee also provides an additional verification of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation, our GCEO and GCFO have concluded that as of December 31, 2021, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our GCEO and GCFO, as appropriate, to allow timely decisions regarding required disclosure.
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
    There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error, the circumvention or overriding of the controls and procedures, and reasonable resource constraints. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the company’s policies and procedures may deteriorate.
    Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making its assessment, our management has utilized the criteria set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and the Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act.
    As a result of management’s assessment of our internal control over financial reporting as of December 31, 2021, our management concluded that our internal control over financial reporting was effective.
Attestation report Independent Registered Public Accounting Firm
    PricewaterhouseCoopers Accountants N.V. (“PwC”), VEON Ltd.’s independent registered public accounting firm, has audited and issued an attestation report on the effectiveness of VEON Ltd.’s internal controls over financial reporting as of December 31, 2021, a copy of which appears in Item 18.

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
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
    The Board of Directors has determined that Michiel Soeting, chair of our Audit and Risk Committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Mr. Soeting is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Mr. Soeting’s experience, see Item 6.A Directors and Senior Management—Board of Directors—Michiel Soeting.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers Accountants N.V. (PCAOB ID: 1395) have served as our independent public accountants for the fiscal years ended December 31, 2021 and December 31, 2020, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Accountants N.V. and their member firms in 2021 and 2020.

	Year ended December 31,
(In millions of U.S. dollars)	2021	2020

Audit Fees	10.9	9.9
Audit-Related Fees	0.2	1.1
Tax Fees	—	—
All Other Fees	0.1	0.1
Total	11.2	11.1

Audit Fees
    Audit Fees mainly consisted of fees for the audit of the consolidated financial statements as of and for the years ended December 31, 2021 and 2020, the review of quarterly consolidated financial statements and services provided in connection with regulatory and statutory filings, including Sarbanes-Oxley Section 404 attestation services.
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
    None.
All Other Fees
    None.
Audit Committee Pre-Approval Policies and Procedures
    The Sarbanes-Oxley Act of 2002 required VEON Ltd. to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, VEON Ltd.’s audit and risk committee pre-approves the engagement terms and fees of VEON Ltd.’s independent public accountant for audit and non-audit services, including tax services. VEON Ltd.’s audit and risk committee pre-approved the engagement terms and fees of PricewaterhouseCoopers Accountants N.V. and its affiliates for all services performed for the fiscal year ended December 31, 2021.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
    None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
    None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
    None.
ITEM 16G. CORPORATE GOVERNANCE
VEON is committed to delivering high standards of corporate governance. Our governance structure is designed to promote integrity in everything we do and we are committed to responsible and effective governance as a core element of our culture.
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
We are a “foreign private issuer” under applicable U.S. federal securities laws. We comply with the corporate governance rules applicable to foreign private issuers listed on the NASDAQ Global Select Market. As a result, we are permitted to follow “home country practice” in Bermuda in lieu of the provisions of NASDAQ’s corporate governance rules, except that we are required to: (1) have a qualifying audit committee under NASDAQ listing rule 5605(c)(3); (2) ensure that our audit committee’s members meet the independence requirement under NASDAQ listing rule 5605(c)(2)(A)(ii); and (3) comply with the voting rights requirements under NASDAQ listing rule 5640.
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
Director Independence
    NASDAQ listing rule 5605(b)(1) provides that each U.S. company listed on NASDAQ must have a majority of independent directors, as defined in the NASDAQ rules. Bermuda law does not require that we have a majority of independent directors. Although as a foreign private issuer we are exempt from complying with this NASDAQ requirement, we currently have a majority of independent directors as defined in the NASDAQ rules.
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
Independent Director Oversight of Director Nominations
    NASDAQ rule 5605(e)(1) requires that director nominees of U.S. listed companies are selected, or recommended for the board’s selection, either by (1) a majority of the board’s independent directors, as defined in the NASDAQ rules, in a vote in which only such independent directors participate or (2) a nominations committee composed solely of independent directors, as defined in the NASDAQ rules. Bermuda law does not impose any such requirement on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirement regarding independent director oversight of director nominations. The NCGC, which is responsible for identifying and selecting candidates to serve as directors, is not completely comprised of independent directors.
Compensation and Talent Committee
    NASDAQ rule 5605(d)(2) requires that U.S. listed companies have a compensation committee with at least two members and composed entirely of independent directors, as defined in the NASDAQ rules. In addition, the NASDAQ rules require a U.S. listed company’s compensation committee to have a charter that meets the requirements of rule 5605(d)(1) and the responsibilities and authorities listed in rule 5605(d)(3). Bermuda law does not impose any such requirements on VEON Ltd. As a foreign private issuer, we are exempt from complying with the NASDAQ requirements described in this paragraph. However, our board of directors has established a compensation and talent committee, which currently comprises three directors, two of whom are independent as defined in the NASDAQ rules, and acts in an advisory capacity to our board of directors with respect to compensation and talent issues. The CTC is responsible for approving the compensation of the directors and officers of VEON Ltd. and the CEOs of our operating companies, employee benefit plans and any equity compensation plans of VEON Ltd.
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
ITEM 16H. MINE SAFETY DISCLOSURE
    Not required.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
    Not required.

PART III

ITEM 17. FINANCIAL STATEMENTS
    We have responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS
    The financial information required by this item, together with the report of PricewaterhouseCoopers Accountants N.V., is set forth on pages F-1 through F-67.

ITEM 19. EXHIBITS

Incorporated by Reference
Number	Description of Exhibit	Form	File No.	Exhibit	Date	Filed Herewith
1.1	Bye-laws of VEON Ltd., Amended and Restated June 10, 2021	20-F	001-34694	1.1		*
1.2	Certificate of Incorporation, as amended, and Memorandum of Association	20-F	001-34694	1.2	04/03/2017
2.1	Form of Deposit Agreement (common shares), as amended, between VEON Ltd. and The Bank of New York Mellon, as depositary	F-6	333-164781	1	12/22/2017
2.2	Registration Rights Agreement, dated as October 4, 2009, between and among VimpelCom Ltd., Eco Telecom Limited, Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS and Telenor East Invest AS	F-4	333-164770	2.3	2/8/2010
2.3	Assignment, Assumption and Amendment Agreement to the Registration Rights Agreement, dated as of November 27, 2013, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Telenor Mobile Communications AS, Telenor East Invest AS and Telenor East Holding II AS	13D	005-85442	99.1	12/5/2013
2.4	Assignment, Assumption and Second Amendment Agreement to the Registration Rights Agreement, dated as of September 21, 2016, by and among VimpelCom Ltd., Altimo Holdings & Investments Ltd., Altimo Coöperatief U.A., Letterone Investment Holdings S.A., L1T VIP Holdings S.à r.l., Telenor Mobile Communications AS and Telenor East Holding II AS	6-K	001-34694	4.1	9/26/2016
2.5	Description of Securities Registered Under Section 12 of the Exchange Act	20-F	001-34694	2.6	03/14/2020
4.1	Form of Indemnification Agreement	20-F	001-34694	4.1	3/15/2021
4.2	Executive Investment Plan	S-8	333-180368	4.3	3/27/2012
4.3	Director Investment Plan	S-8	333-183294	4.3	8/14/2012
4.4	Vimpelcom 2010 Stock Option Plan	S-8	333-166315	4.3	4/27/2010
4.5	VimpelCom 2000 Stock Option Plan	S-8	333-166315	4.4	4/27/2010
8	List of Significant Subsidiaries					*
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241					*
13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350					*
15.1	Consent of PricewaterhouseCoopers Accountants N.V. (VEON Ltd.)					*
99.1	Glossary of Telecommunications Terms					*
99.2	Regulation of Telecommunications					*
101.INS	XBRL Instance Document(1)					*
101.SCH	XBRL Taxonomy Extension Schema(1)					*
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase(1)					*
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase(1)					*
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase(1)					*
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase(1)					*

____________________

(1)     The following materials from the our Annual Report on Form 20-F for the year ended December 31, 2021, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated income statement for the year ended December 31, 2021, 2020 and 2019; (ii) Consolidated statement of comprehensive income for the year ended December 31, 2021, 2020 and 2019; (iii) Consolidated statement of financial position for the year ended December 31, 2021 and 2020; (iv) Consolidated statement of changes in equity for the year ended December 31, 2021, 2020 and 2019; (v) Consolidated statement of cash flows for the year ended December 31, 2021, 2020 and 2019; and (vi) Notes to consolidated financial statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

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

VEON LTD.

By:    /s/ Kaan Terzioğlu
Name: Kaan Terzioğlu
Title:    Chief Executive Officer
Date:     April 29, 2022

F-143

Consolidated financial statements

VEON Ltd.
As of December 31, 2021 and
for the three years then ended

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of VEON Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of VEON Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated income statement and statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 24 to the consolidated financial statements, the Company has been negatively impacted and will continue to be negatively impacted by the consequences of the Russian government’s invasion of Ukraine (the ongoing conflict between Russia and Ukraine), which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 24. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Valuation of goodwill – Russia cash-generating unit

As described in Notes 11 and 13 to the consolidated financial statements, the Company’s consolidated goodwill balance amounts to $1,542 million at December 31, 2021, and the amount of goodwill associated with the Russia cash-generating unit was $1,084 million. The Company conducts an annual impairment test as of September 30, or when circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the recoverable value, in particular the fair value less cost of disposal, of a cash-generating unit to its carrying value. Based on the annual goodwill impairment test for 2021, no impairment charge was recorded. Fair value is estimated by management using a discounted cash flow model. In estimating the fair value of the cash-generating units, management uses assumptions relating to the discount rate as well as the projected revenue growth rate, projected operating margin, projected capital expenditure, and the related terminal rates.

The principal consideration for our determination that performing procedures relating to the valuation of goodwill for the Russia cash-generating unit is a critical audit matter is the application of significant judgment by management when developing the fair value measurement of the cash-generating unit. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s significant assumptions related to the discount rate as well as the projected revenue growth rate, projected operating margin, projected capital expenditure, and the related terminal rates. In addition, the audit effort involved the use of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Russia cash-generating unit. These procedures also included, among others, testing the completeness, accuracy and relevance of underlying data used in the models, and assessing the appropriateness of management’s identification of the cash-generating unit. Evaluating the composition of management’s future cash flow forecasts and corresponding assumptions included consideration of (i) the current and past performance of the Russia cash-generating unit, (ii) the consistency with external market and industry data, (iii) the corroboration of strategic initiatives in Russia with evidence obtained in other areas of the audit, and (iv) assessing the adequacy of disclosures in the financial statements. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and significant assumptions.

Valuation of “uncertain income tax positions” and “non-income tax provisions”

As described in Notes 7 and 8 to the consolidated financial statements, the Company recorded provisions of $158 million related to uncertain income tax positions and $88 million related to non-income tax at December 31, 2021. Given that the tax legislation in the markets in which the Company operates is unpredictable and gives rise to significant uncertainties, the Company’s estimate of tax liabilities may differ from interpretations by the relevant tax authorities as to how regulations should be applied to actual transactions. Judgment is therefore required by management to determine whether it is probable that an uncertain income tax position will not be sustained and to estimate the amounts in the range of most likely outcomes. Judgment is also required by management in determining the degree of probability of an unfavorable outcome for non-income tax claims and the ability of management to make a reasonable estimate of the amount of loss.

The principal considerations for our determination that performing procedures relating to the valuation of “uncertain income tax positions” and “non-income tax provisions” is a critical audit matter are the application of significant judgment by management when (i) assessing the likelihood that an uncertain income tax treatment is accepted by a tax authority and estimating the effect of the uncertainty, and (ii) determining the degree of probability of an unfavorable non-income tax outcome and the ability to make a reasonable estimate of the amount of loss. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s estimation uncertainty, which included, among others, assessing facts and circumstances and interpretations of uncertain income tax treatments which support management’s judgments in the likelihood of sustaining an income tax position with the tax authorities and estimating the effect of the uncertainty based on the application of relevant tax laws as well as the likelihood of an unfavorable outcome for non-income tax claims and the reasonableness of the estimated amount of cash outflow. In addition, the audit effort involved the use of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing the effectiveness of controls over the timely identification of new or changes in existing local tax laws, regulations, and judicial decisions, controls over the timely recognition of the liability for “uncertain income tax positions” and “non-income tax provisions” and controls over the review of required disclosures. These procedures also included, among others (i) testing the information used in the calculation of the liability for “uncertain income tax positions” and “non-income tax provisions”, including evaluating correspondence with tax authorities and assessing the outcomes of court decisions for industry-wide issues; (ii) testing the calculation and underlying estimates of the liability for “uncertain income tax positions” and “non-income tax provisions” by jurisdiction, including management’s assessment of the technical merits of uncertain income tax positions as well as the technical merits of non-income tax claims; (iii) testing management’s assessment of both the identification of “uncertain income tax positions” and “non-income tax provisions” and possible outcomes; (iv) evaluating the status and results of tax audits with the relevant tax authorities; and (v) assessing the adequacy of the disclosures in the financial statements. Professionals with specialized skill and knowledge were used to assist in the evaluation of the measurement of the Company’s “uncertain income tax positions” and “non-income tax provisions”, including evaluating the reasonableness of management’s assessment of whether uncertain income tax positions are probable of being sustained and the amount of potential benefit to be realized, evaluating the reasonableness of management’s assessment of the probability of an unfavorable outcome of the non-income tax claims and the reasonableness of the estimated amount of loss, the application of relevant tax laws, and estimated interest and penalties.

Sale and leaseback of Russian tower assets

As described in Note 9 to the consolidated financial statements, the Company completed the sale of its direct subsidiary, National Tower Company (NTC), to Service Telecom Group of Companies LLC for $945 million. Under the terms of the deal, Russia, an operating segment of the Company, entered into a long-term lease agreement with NTC under which Russia will lease space on NTC’s portfolio of towers for a period of eight years, with up to ten optional renewal periods of eight years each. In their assessment of the transaction, the Company deemed NTC to be a subset of its Russia cash-generating unit and, as such, allocated goodwill to NTC on a relative fair value basis. The Company applied sale and leaseback guidance under IFRS 16 and recognized a gain on sale of subsidiary of $101 million. As a result of the subsequent lease agreement, Russia recognized right-of-use assets of $101 million representing the proportional fair value of assets retained with respect to the book value of assets sold and lease liabilities of $718 million, as well as a proportionate amount of goodwill, with respect to the portion of cash generating assets retained through the lease, of $168 million.

The principal considerations for our determination that performing procedures relating to the sale and leaseback of Russian tower assets is a critical audit matter are (i) the significant judgments by management in determining the appropriate accounting to reflect the sale of the NTC subsidiary and the leaseback of the tower assets, including the assessment of the subsequent lease agreement and the determination of the appropriate lease term; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s accounting for and disclosure of the sale and leaseback of the tower assets and the identification of each unit of account within the transaction.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to accounting for the sale of the NTC subsidiary and the leaseback of the tower assets. These procedures also included, among others, (i) reading the purchase and lease agreements with Service Telecom Group of Companies LLC; (ii) evaluating management’s assessment of transfer of control; (iii) evaluating management’s assessment of goodwill allocation and relative fair value method applied; (iv) evaluating management’s identification of each unit of account within the transaction; and (v) evaluating management’s application of sale and leaseback guidance and the resulting accounting for and disclosure of the right-of-use assets and related lease liabilities, including the assessment of the applied lease term.

/s/ W. J. van der Molen RA
PricewaterhouseCoopers Accountants N.V.
Amsterdam, the Netherlands
April 29, 2022

We have served as the Company’s auditor since 2014.

CONSOLIDATED INCOME STATEMENT
for the years ended December 31

	Note	2021	2020*	2019*
(In millions of U.S. dollars, except per share amounts)

Service revenues		7,147	6,786	7,472
Sale of equipment and accessories		508	388	463
Other revenues		133	117	154
Total operating revenues	3	7,788	7,291	8,089

Other operating income	9	4	4	350

Service costs		(1,393)	(1,334)	(1,366)
Cost of equipment and accessories		(487)	(378)	(476)
Selling, general and administrative expenses	4	(2,579)	(2,432)	(2,736)
Depreciation	12	(1,545)	(1,432)	(1,512)
Amortization	13	(308)	(310)	(333)
Impairment (loss) / reversal	11	(20)	(784)	(108)
Gain / (loss) on disposal of non-current assets		(17)	(36)	(44)
Gain / (loss) on disposal of subsidiaries	9	101	(78)	1

Operating profit		1,544	511	1,865

Finance costs		(690)	(673)	(876)
Finance income		16	23	52
Other non-operating gain / (loss)	15	34	111	21
Net foreign exchange gain / (loss)		4	(54)	(18)
Profit / (loss) before tax from continuing operations		908	(82)	1,044

Income tax expense	8	(258)	(313)	(462)
Profit / (loss) from continuing operations		650	(395)	582

Profit / (loss) after tax from discontinued operations	10	151	79	101
Profit / (loss) for the period		801	(316)	683

Attributable to:
The owners of the parent (continuing operations)		605	(384)	576
The owners of the parent (discontinued operations)		69	35	45
Non-controlling interest		127	33	62
		801	(316)	683

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent:
From continuing operations	20	$0.35	($0.22)	$0.33
From discontinued operations	20	$0.04	$0.02	$0.03
Total	20	$0.39	($0.20)	$0.36

*Prior year comparatives for the years ended December 31, 2020 and 2019 are adjusted following the classification of Algeria as a discontinued operation (see Note 10)
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31

	Note	2021	2020	2019
(In millions of U.S. dollars)

Profit / (loss)		801	(316)	683

Items that may be reclassified to profit or loss
Foreign currency translation	9	(200)	(623)	49
Other		—	1	26

Items reclassified to profit or loss
Reclassification of accumulated foreign currency translation reserve to profit or loss upon disposal of foreign operation	9	—	96	—
Other	16	(3)	(15)	(19)

Other comprehensive income / (loss) for the period, net of tax		(203)	(541)	56

Total comprehensive income / (loss) for the period, net of tax		598	(857)	739

Attributable to:
The owners of the parent		513	(800)	733
Non-controlling interests		85	(57)	6
		598	(857)	739

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of December 31

	Note	2021	2020
(In millions of U.S. dollars)

Assets
Non-current assets
Property and equipment	12	6,717	6,879
Intangible assets	13	3,244	4,152
Investments and derivatives	16	99	305
Deferred tax assets	8	228	186
Other assets	6	216	179
Total non-current assets		10,504	11,701

Current assets
Inventories		111	111
Trade and other receivables	5	690	572
Investments and derivatives*	16	86	90
Current income tax assets	8	70	73
Other assets	6	344	335
Cash and cash equivalents*	17	2,252	1,669
Total current assets		3,553	2,850

Assets classified as held for sale	10	1,864	—

Total assets		15,921	14,551

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	19	586	163
Non-controlling interests		919	850
Total equity		1,505	1,013

Non-current liabilities
Debt and derivatives	16	9,404	8,832
Provisions	7	87	141
Deferred tax liabilities	8	115	127
Other liabilities	6	36	28
Total non-current liabilities		9,642	9,128

Current liabilities
Trade and other payables*		2,031	1,946
Debt and derivatives*	16	1,242	1,255
Provisions	7	109	151
Current income tax payables	8	228	175
Other liabilities	6	773	883
Total current liabilities		4,383	4,410

Liabilities associated with assets held for sale	10	391	—

Total equity and liabilities		15,921	14,551
* Certain comparative amounts have been reclassified, refer to Note 24 for further details.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2021

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2021		1,749,127,404	2	12,753	(1,898)	(1,919)	(8,775)	163	850	1,013

Profit / (loss) for the period		—	—	—	—	674	—	674	127	801
Other comprehensive income / (loss)		—	—	—	(1)	(2)	(158)	(161)	(42)	(203)
Total comprehensive income / (loss)		—	—	—	(1)	672	(158)	513	85	598

Dividends declared	21	—	—	—	—	—	—	—	(89)	(89)
Acquisition of non-controlling interest		—	—	—	(76)	—	—	(76)	69	(7)
Acquisition of subsidiary	9	—	—	—	(16)	—	—	(16)	6	(10)
Other		—	—	—	1	1	—	2	(2)	—
As of December 31, 2021		1,749,127,404	2	12,753	(1,990)	(1,246)	(8,933)	586	919	1,505

for the year ended December 31, 2020

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of January 1, 2020		1,749,127,404	2	12,753	(1,887)	(1,330)	(8,312)	1,226	994	2,220

Profit / (loss) for the period		—	—	—	—	(349)	—	(349)	33	(316)
Other comprehensive income / (loss)		—	—	—	(10)	(4)	(437)	(451)	(90)	(541)
Total comprehensive income / (loss)		—	—	—	(10)	(353)	(437)	(800)	(57)	(857)

Dividends declared	21	—	—	—	—	(262)	—	(262)	(87)	(349)
Other		—	—	—	(1)	26	(26)	(1)	—	(1)
As of December 31, 2020		1,749,127,404	2	12,753	(1,898)	(1,919)	(8,775)	163	850	1,013

* Certain of the consolidated entities of VEON Ltd. are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements, refer to Note 26 for further details.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31, 2019

			Attributable to equity owners of the parent
(In millions of U.S. dollars, except for share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit *	Foreign currency translation	Total	Non-controlling interests	Total equity

As of December 31, 2018		1,749,127,404	2	12,753	743	(1,412)	(8,416)	3,670	(891)	2,779
Adjustments due to new accounting standards		—	—	—	—	(3)	—	(3)	(1)	(4)
As of January 1, 2019		1,749,127,404	2	12,753	743	(1,415)	(8,416)	3,667	(892)	2,775

Profit / (loss) for the period		—	—	—	—	621	—	621	62	683
Other comprehensive income		—	—	—	6	1	105	112	(56)	56
Total comprehensive income		—	—	—	6	622	105	733	6	739

Dividends declared	21	—	—	—	—	(525)	—	(525)	(108)	(633)
Changes in ownership interest in a subsidiary that do not result in a loss of control	9	—	—	—	(2,594)	—	—	(2,594)	1,986	(608)
Others		—	—	—	(42)	(12)	(1)	(55)	2	(53)
As of December 31, 2019		1,749,127,404	2	12,753	(1,887)	(1,330)	(8,312)	1,226	994	2,220

* Certain of the consolidated entities of VEON Ltd. are restricted from remitting funds in the form of cash dividends or loans by a variety of regulations, contractual or local statutory requirements, refer to Note 26 for further details.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31

(In millions of U.S. dollars)	Note	2021	2020*	2019*

Operating activities
Profit / (loss) before tax from continuing operations		908	(82)	1,044
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		1,873	2,526	1,953
(Gain) / loss on disposal of non-current assets		17	36	44
(Gain) / loss on disposal of subsidiaries		(101)	78	(1)
Finance costs		690	673	876
Finance income		(16)	(23)	(52)
Other non-operating (gain) / loss		(34)	(111)	(21)
Net foreign exchange (gain) / loss		(4)	54	18

Changes in trade and other receivables and prepayments		(259)	(17)	(158)
Changes in inventories		(7)	39	(28)
Changes in trade and other payables		202	38	(13)
Changes in provisions, pensions and other		(1)	(35)	97

Interest paid	16	(619)	(640)	(708)
Interest received		16	23	58
Income tax paid		(289)	(328)	(466)

Net cash flows from operating activities from continuing operations		2,376	2,231	2,643
Net cash flows from operating activities from discontinued operations		263	212	305

Investing activities
Purchase of property, plant and equipment and intangible assets		(1,796)	(1,677)	(1,582)
Receipts from / (Payments) on deposits		(58)	(72)	(222)
Receipts from / (Investment in) financial assets****		(78)	(45)	(11)
Proceeds from sales of share in subsidiaries, net of cash	9	861	36	—
Other proceeds from investing activities, net		4	(6)	26

Net cash flows from / (used in) investing activities from continuing operations		(1,067)	(1,764)	(1,789)
Net cash flows from / (used in) investing activities from discontinued operations		(114)	(102)	(84)

Financing activities
Proceeds from borrowings, net of fees paid **	16	2,090	4,621	2,610
Repayment of debt	16	(2,466)	(4,351)	(2,891)
Acquisition of non-controlling interest	16	(281)	(1)	(613)
Dividends paid to owners of the parent	21	—	(259)	(520)
Dividends paid to non-controlling interests		(19)	(43)	(69)

Net cash flows from / (used in) financing activities from continuing operations		(676)	(33)	(1,483)
Net cash flows from / (used in) financing activities from discontinued operations		(68)	(70)	(156)

Net increase / (decrease) in cash and cash equivalents		714	474	(564)
Net foreign exchange difference		(23)	(51)	(8)
Cash and cash equivalents classified as discontinued operations/held for sale at the end of period		(113)	—	—
Cash and cash equivalents at beginning of period****		1,661	1,238	1,810

Cash and cash equivalents at end of period, net of overdraft ***	17	2,239	1,661	1,238
* Prior year comparatives for the years ended December 31, 2020 and 2019 are adjusted following the classification of Algeria as a discontinued operation (see note 10)
** Fees paid for borrowings were US$32 (2020: US$29, 2019: US$23)
*** Overdrawn amount was US$13 (2020: US$8)
**** Certain comparative amounts have been reclassified ,refer to Note 24 for further details.

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
VEON’s American Depository Shares (“ADSs”) are listed on the NASDAQ Global Select Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).
The consolidated financial statements were authorized by the Board of Directors for issuance on April 29, 2022. The Company has the ability to amend and reissue the consolidated financial statements.
The consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these Notes, U.S. dollar amounts are presented in millions, except for share and per share (or ADS) amounts and as otherwise indicated.
Due to the ongoing conflict between Russia and Ukraine, material uncertainties have been identified that may cast significant doubt on the Company’s ability to continue as a going concern which are discussed in detail in Note 24 of these consolidated financial statements.
Major developments during the year ended December 31, 2021
Financing activities
In March 2021, VEON successfully entered into a new multi-currency revolving credit facility agreement (the “RCF”) of US$1.25 billion. The RCF replaced the revolving credit facility signed in February 2017, which is now cancelled. For further details, refer to Note 16.
In March 2021, VEON successfully amended and restated its existing RUB30 billion (US$396), bilateral term loan agreement with Alfa Bank by adding a new floating rate tranche of RUB15 billion (US$198). For further details please refer to Note 16.
In March 2021, PMCL successfully entered into a new PKR 15 billion (US$98) syndicated facility with MCB Bank as agent and PKR 5  billion (US$33), bilateral term loan facility with United Bank Limited. Both facilities have a tenor of seven years.
In April 2021, the proceeds from Alfa Bank new tranche of RUB 15 billion (US$198) were used to early repay RUB 15 billion (US$198) of loans from Sberbank, originally maturing in June 2023.

In June 2021, PMCL secured a PKR 50 billion (US$320) syndicated credit facility from a banking consortium led by Habib Bank Limited. This ten years facility will be used to finance the company’s ongoing 4G network rollouts and technology upgrades, as well as to address upcoming maturities.

In September 2021, VEON Holdings B.V. issued senior unsecured notes of RUB 20 billion (US$273), maturing in September 2026. The notes were issued under the Global Medium Term Note Programme established in April 2020 (the “GMTN Programme”) and proceeds were used for the early repayment of RUB 20 billion (US$273) of outstanding loans to Sberbank that were originally maturing in June 2023.

In December 2021, VEON Finance Ireland Designated Activity Company signed a RUB 45 billion (US$612) Term Facilities Agreement with Alfa Bank which includes a RUB 30 billion (US$408) fixed rate tranche and a RUB 15 billion (US$204) floating rate tranche, both with a maturity date of December 2026. The facilities are guaranteed by VEON Holdings B.V.. The proceeds from the Alfa Bank facilities have been used to finance intercompany loans to PJSC Vimpel-Com.

In December 2021, VEON Finance Ireland Designated Activity Company signed a RUB 45 billion (US$611) Term Facility Agreement with Sberbank with a floating rate. Maturity date of the facility is December 2026 and it is guaranteed by VEON Holdings B.V.. The proceeds from the Sberbank facility have been used to finance an intercompany loan to PJSC Vimpel-Com.

In December 2021, VEON Holdings B.V. repaid RUB 45 billion (US$611) of outstanding loans to Alfa Bank, comprising of a RUB 30 billion loan (US$407) originally maturing in March 2025 and a RUB 15 billion (US$204) loan originally maturing in March 2026.

In December 2021, VEON Holdings B.V. repaid RUB 45 billion (US$612) of outstanding loans to Sberbank, comprising of a RUB 15 billion (US$204) loan originally maturing in June 2023 and a RUB 30 billion (US$408) loan originally maturing in June 2024.

Other developments
In March 2021, VEON successfully concluded the acquisition of the 15% minority stake in PMCL from the Dhabi Group for US$273. For further details please refer to Note 16.
In March 2021, VEON's operating company in Bangladesh acquired spectrum following successful bids at an auction held by the BTRC. For further details please refer to Note 9.

In September 2021, VEON's operating company in Pakistan recognized the ex-Warid license. For further details please refer to Note 9.
Exercised Put option to sell entirety stake in Omnium Telecom Algerie SpA

On July 1, 2021, VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algerie SpA (Algeria" to the Fonds National d'Investissement (FNI). Omnium owns Algerian mobile network operator, Djezzy. Under the terms of the Shareholders' Agreement, the transaction is expected to be completed in 2022.

The Company classified its operations in Algeria as held-for-sale and discontinued operations. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of Algeria assets. The results for Algeria in the consolidated income statements and the consolidated statements of cash flows for 2021, 2020 and 2019 have been presented separately (see Note 10 Held for Sale and Discontinued Operations).

Agreement between VEON and Service Telecom regarding the sale of its Russian tower assets

On September 5, 2021, the Company and VEON Holdings B.V., a subsidiary of the Company, signed an agreement for the sale of its direct subsidiary, National Tower Company ("NTC"), with Service Telecom Group of Companies LLC, (“ST”), which was completed on December 1, 2021 (see Note 9 Significant Transactions).

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
Reportable segments consist of Russia, Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ and eliminations” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia and “HQ and eliminations” represents transactions related to management activities within the group.
Financial information by reportable segment for the periods ended December 31 is presented in the following tables. Inter-segment transactions are not material and are made on terms which are comparable to transactions with third parties.

	Total revenue			Adjusted EBITDA			CAPEX excl licenses and ROU
	2021	2020	2019	2021	2020	2019	2021	2020	2019

Russia	3,950	3,819	4,481	1,476	1,504	1,957	1,019	1,017	976
Pakistan	1,408	1,233	1,321	643	612	669	318	249	213
Ukraine	1,055	933	870	704	630	572	203	179	156
Kazakhstan	569	479	486	307	265	270	134	119	108
Uzbekistan	194	198	258	89	68	136	34	52	53
Bangladesh	564	537	537	235	228	222	89	126	82
Others	81	125	172	41	22	63	25	33	38
HQ and eliminations	(33)	(33)	(36)	(162)	(178)	(28)	3	19	7

Total	7,788	7,291	8,089	3,333	3,151	3,861	1,825	1,794	1,633

The following table provides the reconciliation of consolidated Profit / (loss) before tax from continuing operations to Adjusted EBITDA for the years ended December 31:

	2021	2020	2019

Profit / (loss) before tax from continuing operations	908	(82)	1,044

Depreciation	1,545	1,432	1,512
Amortization	308	310	333
Impairment loss / (reversal)	20	784	108
(Gain) / loss on disposal of non-current assets	17	36	44
(Gain) / loss on disposal of subsidiaries	(101)	78	(1)
Finance costs	690	673	876
Finance income	(16)	(23)	(52)
Other non-operating (gain) / loss	(34)	(111)	(21)
Net foreign exchange (gain) / loss	(4)	54	18

Total Adjusted EBITDA	3,333	3,151	3,861

3    OPERATING REVENUE
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. Products and services may be sold separately or in bundled packages.
Revenue from contracts with customers
The table below provides a breakdown of revenue from contracts with customers for the years ended December 31. In 2020, the Company presented ‘Service revenue’ (Mobile and Fixed) separately from ‘Sale of equipment and accessories’ and ‘Other revenue’, for each reportable segment.

	Service revenue						Sale of Equipment and accessories			Other revenue			Total revenue
	Mobile			Fixed
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019

Russia	2,916	2,917	3,485	552	523	539	472	366	446	10	13	11	3,950	3,819	4,481
Pakistan	1,285	1,134	1,229	—	—	—	18	11	6	105	88	86	1,408	1,233	1,321
Ukraine	980	869	812	68	59	52	—	—	—	7	5	6	1,055	933	870
Kazakhstan	459	392	379	91	78	66	17	7	2	2	2	39	569	479	486
Uzbekistan	193	196	255	1	1	2	—	—	—	—	1	1	194	198	258
Bangladesh	553	527	525	—	—	—	—	—	1	11	10	11	564	537	537
Others	81	102	135	—	19	27	—	4	8	—	—	2	81	125	172
HQ and eliminations	(15)	(31)	(34)	(17)	—	—	1	—	—	(2)	(2)	(2)	(33)	(33)	(36)

Total	6,452	6,106	6,786	695	680	686	508	388	463	133	117	154	7,788	7,291	8,089

Assets and liabilities arising from contracts with customers

The following table provides a breakdown of contract balances and capitalized customer acquisition costs.

	December 31, 2021	December 31, 2020

Contract balances
Receivables (billed)	789	728
Receivables (unbilled)	49	41
Contract liabilities	(232)	(233)

Capitalized costs
Customer acquisition costs	149	128

ACCOUNTING POLICIES
Revenue from contracts with customers
Service revenue
Service revenue includes revenue from airtime charges from contract and prepaid customers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). VAS includes short messages, multimedia messages, caller number identification, call waiting, data transmission, mobile internet, downloadable content, mobile finance services, machine-to-machine and other services. The content revenue relating to VAS is presented net of related costs when VEON’s performance obligation is to arrange the provision of the services by another party (VEON acts as an agent), and gross when VEON is primarily responsible for fulfilling the obligation to provide such services to the customer.
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
All service revenue is recognized over time as services are rendered.
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
Contract balances
Receivables and contract assets mostly relate to amounts due from other operators and postpaid customers. Contract assets, often referred to as ‘Unbilled receivables,’ are transferred to Receivables when the rights become unconditional, which usually occurs when the Group issues an invoice to the customer.
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
Customer acquisition costs
Certain incremental costs incurred in acquiring a contract with a customer (“customer acquisition costs”) are deferred in the consolidated statement of financial position, within 'Other assets' (see Note 6). Such costs generally relate to commissions paid to third-party dealers and are amortized on a straight-line basis over the average customer life within ‘Selling, general and administrative expenses’.
The Group applies the practical expedient available for customer acquisition costs for which the amortization would have been shorter than 12 months. Such costs relate primarily to commissions paid to third parties upon top-up of prepaid credit by customers and sale of top-up cards.
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

4    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses consisted of the following items for the years ended December 31:

	2021	2020	2019

Network and IT costs	764	727	723
Personnel costs	792	750	808
Customer associated costs	654	602	658
Losses on receivables	28	56	54
Taxes, other than income taxes	81	55	153
Other	260	242	340
Total selling, general and administrative expenses	2,579	2,432	2,736
In 2020, our subsidiary in Pakistan recorded a gain of PKR8.6 billion (US$52) in ‘Taxes, other than income taxes’, relating to the reversal of a non-income tax provision. Refer to Note 7 for further details.
LEASES
On January 1, 2019, the Company adopted IFRS 16 Leases. The Company applied a modified retrospective approach, which means that prior period comparatives were not restated.

Short-term leases and leases for low value items are immediately expensed as incurred and are immaterial in the aggregate.
ACCOUNTING POLICIES
Customer associated costs
Customer associated costs relate primarily to commissions paid to third-party dealers and marketing expenses. Certain dealer commissions are initially capitalized in the consolidated statement of financial position and subsequently amortized within "Customer associated costs", see Note 3 for further details.

5    TRADE AND OTHER RECEIVABLES
Trade and other receivables consisted of the following items as of December 31:

	2021	2020

Trade receivables (gross)*	838	769
Expected credit losses**	(159)	(225)
Trade receivables (net)	679	544

Other receivable, net of expected credit losses allowance	11	28
Total trade and other receivables	690	572
* Includes contract assets (unbilled receivables), see Note 3 for further details
** Certain comparative amounts have been reclassified, refer to Note 24 for further details.

The following table summarizes the movement in the allowance for expected credit losses for the years ended December 31:

	2021	2020

Balance as of January 1	225	198

Accruals for expected credit losses	35	76
Recoveries	(9)	(13)
Accounts receivable written off	(28)	(17)
Reclassification as held for sale	(56)	—
Foreign currency translation adjustment	(4)	(19)
Other movements	(4)	—

Balance as of December 31	159	225
Set out below is the information about the Group’s trade receivables (including contract assets) using a provision matrix:

			Days past due
	Contract assets	Current	< 30 days	Between 31 and 120 days	> 120 days	Total

December 31, 2021
Expected loss rate, %	0.0%	1.8%	3.6%	33.3%	95.7%
Trade receivables	49	550	56	45	138	838
Expected credit losses	—	(10)	(2)	(15)	(132)	(159)

Trade receivables, net	49	540	54	30	6	679

December 31, 2020
Expected loss rate, %	1.0%	1.3%	13.6%	88.9%	100.0%
Trade receivables	41	468	44	27	189	769
Expected credit losses	—	(6)	(6)	(24)	(189)	(225)

Trade receivables, net	41	462	38	3	—	544
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

6    OTHER ASSETS AND LIABILITIES
Other assets consisted of the following items as of December 31:

	2021	2020

Other non-current assets
Customer acquisition costs (see Note 3)	149	128
Tax advances (non-income tax)	33	33
Other non-financial assets	34	18
Total other non-current assets	216	179

Other current assets
Advances to suppliers	102	91
Input value added tax	160	159
Prepaid taxes	24	43
Other assets	58	42
Total other current assets	344	335

Other liabilities consisted of the following items as of December 31:

	2021	2020

Other non-current liabilities
Long-term deferred revenue (see Note 3)	20	17
Other liabilities	16	11
Total other non-current liabilities	36	28

Other current liabilities
Taxes payable (non-income tax)	318	372
Short-term deferred revenue (see Note 3)	154	158
Customer advances (see Note 3)	58	58
Other payments to authorities	52	95
Due to employees	153	168
Other liabilities	38	32
Total other current liabilities	773	883

7    PROVISIONS AND CONTINGENT LIABILITIES
PROVISIONS
The following table summarizes the movement in provisions for the years ended December 31:

	Non-income tax provisions	Decommi-ssioning provision	Legal provision	Other provisions	Total

As of January 1, 2020	126	138	26	70	360

Arising during the year	24	10	—	1	35
Utilized	(48)	(1)	—	(22)	(71)
Unused amounts reversed	(10)	—	(3)	(6)	(19)
Transfer and reclassification	—	—	—	—	—
Discount rate adjustment and imputed interest (change in estimate)	—	9	—	—	9
Translation adjustments and other	(6)	(15)	(1)	—	(22)

As of December 31, 2020	86	141	22	43	292
Non-current	—	141	—	—	141
Current	86	—	22	43	151

As of January 1, 2021	86	141	22	43	292

Arising during the year	19	31	4	13	67
Utilized	(12)	(1)	—	—	(13)
Unused amounts reversed	1	(19)	(1)	(58)	(77)
Reclassification as held for sale	—	(69)	(12)	—	(81)
Transfer and reclassification	—	—	—	—	—
Discount rate adjustment and imputed interest (change in estimate)	—	7	—	—	7
Translation adjustments and other	(6)	(3)	1	9	1

As of December 31, 2021	88	87	14	7	196
Non-current	—	87	—	—	87
Current	88	—	14	7	109
The timing of payments in respect of provisions is, with some exceptions, not contractually fixed and cannot be estimated with certainty. In addition, with respect to legal proceedings, given inherent uncertainties, the ultimate outcome may differ from VEON’s current expectations.
See ‘Source of estimation uncertainty’ below in this Note 7 for further details regarding assumptions and sources of uncertainty. For further details regarding risks associated with income tax and non-income tax positions, please refer to ‘Source of estimation uncertainty’ in Note 8.
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
CONTINGENT LIABILITIES
The Group had contingent liabilities as of December 31, 2021 as set out below.
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
On March 11, 2021, the Court granted VEON’s motion to dismiss the Second Amended Complaint, holding that VEON had no duty to disclose information concerning its internal controls as of the start date of the Alleged Class Period, and that Westway therefore lacked standing to bring any claims against VEON as Lead Plaintiff or otherwise. The Court ordered that the Lead Plaintiff selection process be reopened, and that any motions for appointment as Lead Plaintiff be filed by April 8, 2021. On April 8, 2021, two parties filed motions for appointment as Lead Plaintiff. At this stage of the suit, the claim remains unquantified. The Company intends to vigorously defend the action at all phases of the proceedings.

VAT on Replacement SIMs
SIM Cards Issued June 2009 to December 2011

On April 1, 2012, the National Board of Revenue (“NBR”) issued a demand to Banglalink Digital Communications Limited (“Banglalink”) for BDT 7.74 billion (US$90) for unpaid SIM tax (VAT and supplementary duty). The NBR alleged that Banglalink evaded SIM tax on new SIM cards by issuing them as replacements. On the basis of 5 random SIM card purchases made by the NBR, the NBR concluded that all SIM card replacements issued by Banglalink between June 2009 and December 2011 (7,021,834 in total) were new SIM connections and subject to tax. Similar notices were sent to three other operators in Bangladesh. Banglalink and the other operators filed separate petitions in the High Court, which stayed enforcement of the demands.
In an attempt to assist the NBR in resolving the dispute, the Government ordered the NBR to form a Review Committee comprised of the NBR, the Commissioner of Taxes (“LTU”), Bangladesh Telecommunication Regulatory Commission (“BTRC”), Association of Mobile Telecom Operators of Bangladesh (“AMTOB”) and the operators (including Banglalink). The Review Committee identified a methodology to determine the amount of unpaid SIM tax and, after analyzing 1,200 randomly selected SIM cards issued by Banglalink, determined that only 4.83% were incorrectly registered as replacements. The Review Committee’s interim report was signed off by all the parties, however, the Convenor of the Review Committee reneged on the interim report and unilaterally published a final report that was not based on the interim report or the findings of the Review Committee. The operators objected to the final report.
The NBR Chairman and operators’ representative agreed that the BTRC would prepare further guidelines for verification of SIM users. Although the BTRC submitted its guidelines (under which Banglalink’s exposure was determined to be 8.5% of the original demand), the Convenor of the Review Committee submitted a supplementary report which disregarded the BTRC’s guidelines and assessed Banglalink’s liability for SIM tax to be BDT 7.62 billion (US$89). The operators refused to sign the supplementary report.
On May 18, 2015, Banglalink received an updated demand from the LTU claiming Banglalink had incorrectly issued 6,887,633 SIM cards as replacement SIM cards between June 2009 and December 2011 and required Banglalink to pay BDT 5.32 billion (US$62) in SIM tax. The demand also stated that interest may be payable. Similar demands were sent to the other operators.
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
SIM Cards Issued July 2012 to June 2015

On November 20, 2017, the LTU issued a final demand to Banglalink for BDT 1.69 billion (US$20) for unpaid tax on SIM card replacements issued by Banglalink between July 2012 and June 2015. On February 20, 2018, Banglalink filed its appeal against this demand before the

Appellate Tribunal and deposited 10% of the amount demanded in order to proceed. By its judgment dated February 10, 2020, the Appellate Tribunal rejected Banglalink’s appeal. Banglalink appealed to the High Court Division. Before hearing the appeal, the Court suo moto took up as a preliminary question whether, based on new law, the matter is subject to an appeal or an application for revision. On March 2, 2021, the Court determined that an application for revision is the correct procedure and dismissed the appeal. Banglalink filed an appeal before the Appellate Division and the appeal is pending for hearing. If the Appellate Division rejects the appeal, then Banglalink will be obligated to deposit 10% of the disputed amount in order to continue its challenge.
As of December 31, 2021, the Company has recorded a provision, for the cases discussed above of, US$11 (2020: US$11).
Other contingencies and uncertainties
In addition to the individual matters mentioned above, the Company is involved in other disputes, litigation and regulatory inquiries and investigations, both pending and threatened, in the ordinary course of its business. The Company’s dispute with the Pakistan Telecommunication Authority over its license renewal in Pakistan, explained in Note 16 below, is an example of such a matter. The total value of all other individual contingencies that are able to be quantified and are above US$5, other than disclosed above and in Note 8, amounts to US$442 (2020: US$484). Due to the high level of estimation uncertainty, as described in ‘Source of estimation uncertainty’ in this Note 7 and in Note 8, the Company is unable to make a reliable estimate of the financial effect for certain contingencies and therefore no financial effect has been included within the preceding disclosure. The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company. Furthermore, the Company believes it has provided for all probable liabilities.
For the ongoing matters described above, where the Company has concluded that the potential loss arising from a negative outcome in the matter cannot be reliably estimated, the Company has not recorded an accrual for the potential loss. However, in the event a loss is incurred, it may have an adverse effect on the results of operations, liquidity, capital resources, or financial position of the Company.

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
Income tax payable
Current income tax payable consisted of the following items as of December 31:

	2021	2020

Current tax payable	70	30
Uncertain tax provisions	158	145
Total income tax payable	228	175
The 2020 balance of uncertain tax provisions is shown net of income tax assets which can be utilized to offset future tax charges should they arise, resulting in an increase of the prior period provision by US$10, with the gross amount being US$155. No such adjustment is required in 2021.
VEON is involved in a number of disputes, litigation and regulatory proceedings in the ordinary course of its business, pertaining to income tax claims. The total value of these individual contingencies that are able to be quantified amounts to US$158 (2020: US$175). Due to the high level of estimation uncertainty, as described in ‘Source of estimation uncertainty’ disclosed below in this Note 8, it is not practicable for the Company to reliably estimate the financial effect for certain contingencies and therefore no financial effect has been included within the preceding disclosure. The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company, however we note that an unfavorable outcome of some or all of the specific matters could have a material adverse impact on results of operations or cash flows for a particular period. This assessment is based on our current understanding of relevant facts and circumstances. As such, our view of these matters is subject to inherent uncertainties and may change in the future. For further details with respect to VEON’s uncertain tax provisions and tax risks, please refer to the ‘Accounting policies’ and ‘Source of estimation uncertainty’ disclosed below.
Income tax assets
The Company reported current income tax assets of US$70 (2020: US$73).
These tax assets mainly relate to advance tax payments in our operating companies which can only be offset against income tax liabilities in that relevant jurisdiction, in fiscal periods subsequent to the balance sheet date.
Income tax expense
Income tax expense consisted of the following for the years ended December 31:

	2021	2020	2019

Current income taxes
Current year	300	374	439
Adjustments in respect of previous years	43	(1)	5
Total current income taxes	343	373	444

Deferred income taxes
Movement of temporary differences and losses*	(65)	(71)	(16)
Changes in tax rates	—	—	(1)
Changes in recognized deferred tax assets	—	2	39
Adjustments in respect of previous years	(22)	9	3
Other	2	—	(7)
Total deferred tax expense / (benefit)	(85)	(60)	18

Income tax expense	258	313	462
*In 2021, a tower sale and subsequent lease transaction took place for which a deferred tax asset of US$146 was recorded in relation to the lease liability and a deferred tax liability of US$23 was recorded in relation to the Right of Use asset.

Effective tax rate
The table below outlines the reconciliation between the statutory tax rate in the Netherlands (25%) and the effective income tax rates for the Group, together with the corresponding amounts, for the years ended December 31:

	2021	2020	2019	Explanatory notes

Profit / (loss) before tax from continuing operations	908	(82)	1,044
Income tax benefit / (expense) at statutory tax rate (25%)	(227)	21	(261)

Difference due to the effects of:
Different tax rates in different jurisdictions	7	(28)	21	Certain jurisdictions in which VEON operates have income tax rates which are different to the Dutch statutory tax rate of 25%. Profitability in countries with lower tax rates (i.e. Russia, Ukraine) has a positive impact on the effective tax rate, partially
				offset with profitability in countries with higher rate (i.e. Pakistan, Bangladesh).
Non-deductible expenses	(44)	(209)	(90)
The Group incurs certain expenses which are non-deductible in the relevant jurisdictions. In 2021, such expenses mainly include intra-group expenses (i.e. interest on internal loans), certain non-income tax charges (i.e. minimum tax regimes) and other. In 2020, as in previous years, such expenses include impairment losses (unless resulting in a change in temporary differences), certain non-income tax charges (i.e. minimum tax regimes) and intra-group expenses (i.e. interest on internal loans).

Non-taxable income	198	37	5
The Group earns certain income which is non-taxable in the relevant jurisdiction. In
2021, non-taxable income included gain from sale of NTC Tower company. In 2020, non-taxable income included the revaluation of contingent consideration liability, as well as a gain relating to the settlement in connection with the dispute concerning the sale of Telecel Globe Limited. For further details, refer to Note 16 and Note 7, respectively.

Adjustments in respect of previous years	(21)	(3)	(49)
In 2021, adjustments mainly relates to corrections in prior year filings in Pakistan, as part of the Alternative Dispute Resolution Committee (“ADRC”) process. The effect of prior years’ adjustments relates to various updated tax positions.

Movements in (un)recognized deferred tax assets	(76)	(89)	(13)
Movements in (un)recognized deferred tax assets are primarily caused by tax losses and other credits for which no deferred tax asset has been recognized. This primarily occurs in holding entities in the Netherlands (2021: US$73, 2020: US$101, 2019: US$42) and in GTH (2021: US$(5)), 2020: US$—, 2019: US$43.

Withholding taxes	(73)	(56)	(50)	Withholding taxes are recognized to the extent that dividends from foreign operations are expected to be paid in the foreseeable future. In 2021, similar to previous years, expenses relating to withholding taxes were primarily influenced by dividends from
				Pakistan, Russia, Ukraine, Algeria and Uzbekistan.
Uncertain tax positions	(21)	(1)	6	The tax legislation in the markets in which VEON operates is unpredictable and gives rise to significant uncertainties (see ‘Source of estimation uncertainty’ below). During
2021, provisions were made for disputes in Russia, Italy. The impact of movements in uncertain tax positions is presented net of any corresponding deferred tax assets
				recognized.
Change in income tax rate	—	—	1	Changes in tax rates impact the valuation of existing temporary differences. The nominal tax rate as of 2022 will change in the Netherlands, however, this had no
				significant impact. Nominal tax rate changes occurred in Pakistan in 2019.
Other	(1)	15	(32)
In 2019, the Group recorded an increase in income tax liabilities of as a result of the settlement with the Egyptian Tax Authority for outstanding tax liabilities for GTH. Refer to Note 7 for further details.

Income tax benefit / (expense)	(258)	(313)	(462)

Effective tax rate	28.4%	-381.7%	44.3%

Deferred taxes
The Group reported the following deferred tax assets and liabilities in the statement of financial position as of December 31:

	2021	2020

Deferred tax assets	228	186
Deferred tax liabilities	(115)	(127)

Net deferred tax position	113	59

The following table shows the movements of net deferred tax positions in 2021:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Held for sale	Other movements	Closing balance

Property and equipment	(274)	125	7	42	(100)
Intangible assets	(14)	33	19	(2)	36
Trade receivables	43	7	(15)	(3)	32
Provisions	28	2	(6)	(7)	17
Accounts payable	140	7	(23)	(34)	90

Withholding tax on undistributed earnings	(60)	(39)	—	1	(98)

Tax losses and other balances carried forwards	2,221	35	—	(64)	2,192
Non-recognized deferred tax assets	(2,025)	(88)	—	49	(2,064)

Other	—	3	—	5	8

Net deferred tax positions	59	85	(18)	(13)	113
In 2021, a tower sale and subsequent lease transaction took place for which a deferred tax asset of US$146 was recorded in relation to the lease liability and a deferred tax liability of US$23 was recorded in relation to the Right of Use asset.

The following table shows the movements of net deferred tax positions in 2020:

		Movement in deferred taxes
	Opening balance	Net income statement movement	Other movements	Closing balance

Property and equipment	(288)	(23)	37	(274)
Intangible assets	(38)	19	5	(14)
Trade receivables	47	1	(5)	43
Provisions	31	1	(4)	28
Accounts payable	156	7	(23)	140

Withholding tax on undistributed earnings	(52)	(8)	—	(60)

Tax losses and other balances carried forwards	2,026	113	82	2,221
Non-recognized deferred tax assets	(1,894)	(46)	(85)	(2,025)

Other	5	(4)	(1)	—

Net deferred tax positions	(7)	60	6	59

Unused tax losses and other credits carried forwards
VEON recognizes a deferred tax asset for unused tax losses and other credits carried forwards, to the extent that it is probable that the deferred tax asset will be utilized. The amount and expiry date of unused tax losses and other carry forwards for which no deferred tax asset is recognized are as follows:

As of December 31, 2021	0-5 years	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	(15)	—	—	(174)	(189)
Recognized DTA	3	—	—	50	53

Non-recognized losses	—	—	(707)	(8,553)	(9,260)
Non-recognized DTA	—	—	131	1,796	1,927

Other credits carried forwards expiry
Recognized credits	(2)	(73)	—	—	(75)
Recognized DTA	2	73	—	—	75

Non-recognized credits	—	—	—	(567)	(567)
Non-recognized DTA	—	—	—	137	137

As of December 31, 2020	0-5 years	6-10 years	More than 10 years	Indefinite	Total

Tax losses expiry
Recognized losses	—	(107)	—	(172)	(279)
Recognized DTA	—	27	—	49	76

Non-recognized losses	(1,546)	(1,006)	—	(6,660)	(9,212)
Non-recognized DTA	387	252	—	1,272	1,911

Other credits carried forwards expiry
Recognized credits	(19)	(102)	—	—	(121)
Recognized DTA	19	102	—	—	121

Non-recognized credits	—	—	—	(492)	(492)
Non-recognized DTA	—	—	—	115	115

Losses mainly relate to our holding entities in Luxembourg (2021: US$6,431; 2020: US$6,285) and the Netherlands (2021: US$2,360; 2020: US$2,659).
VEON reports the tax effect of the existence of undistributed profits that will be distributed in the foreseeable future. The Company has a deferred tax liability of US$98 (2020: US$60), relating to the tax effect of the undistributed profits that will be distributed in the foreseeable future, primarily in its Russian, Ukrainian and Pakistan operations.
As of December 31, 2021, undistributed earnings of VEON’s foreign subsidiaries (outside the Netherlands) which are indefinitely invested and will not be distributed in the foreseeable future, amounted to US$7,404 (2020: US$5,241). Accordingly, no deferred tax liability is recognized for this amount of undistributed profits.

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
SOURCE OF ESTIMATION UNCERTAINTY
Tax risks
The tax legislation in the markets in which VEON operates is unpredictable and gives rise to significant uncertainties, which could complicate our tax planning and business decisions. Tax laws in many of the emerging markets in which we operate have been in force for a relatively short period of time as compared to tax laws in more developed market economies. Tax authorities in our markets are often less advanced in their interpretation of tax laws, as well as in their enforcement and tax collection methods.
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

INVESTING ACTIVITIES OF THE GROUP

9    SIGNIFICANT TRANSACTIONS
SIGNIFICANT TRANSACTIONS IN 2021
Agreement between VEON and Service Telecom regarding the Sale of its Russian tower assets
On September 5, 2021, the Company and VEON Holdings B.V., a subsidiary of the Company, signed an agreement for the sale of its direct subsidiary, NTC, with Service Telecom Group of Companies LLC, ST, for RUB 70,650 (US$945). The transaction was subject to regulatory approvals which was obtained on November 12, 2021, and consummation of other customary closing conditions which were completed on December 1, 2021. Under the terms of the deal, Russia, an operating segment of the Company, entered into a long-term lease agreement with NTC under which Russia will lease space upon NTC's portfolio of 15,400 towers for a period of 8 years, with up to ten optional renewal periods of 8 years each. Under the same agreement, an additional 5,000 towers are committed to be leased. The lease agreement was signed on October 15, 2021.

On September 5, 2021, the Company classified NTC as a disposal group held-for-sale, including goodwill allocated of US$215 to NTC from Russia based on its relative fair values as NTC is a subset of the Russia CGU. Following the classification as disposal group held-for-sale, the Company did not account for depreciation and amortization expenses of NTC assets.

On December 1, 2021, upon completion of the sale agreement with ST, control of NTC was transferred to ST. As a result of applying sale and leaseback accounting principles to the lease agreement under the terms of the deal, the Company recognized a gain on sale of subsidiary of US$101 and Russia recognized right-of-use assets of US$101 representing the proportional fair value of assets retained with respect to book value of assets sold and lease liabilities of US$718 based on an 8 year lease term, which are at market rates, as well as a proportionate amount of goodwill, with respect to the portion of cash generating assets retained through the lease, of US$168. A portion of goodwill was also retained within Russia as assets held-for-sale for future sites to be sold under the agreement, refer to Note 10.

The following table shows the assets and liabilities disposed of relating to NTC on December 1, 2021:

2021
Property and equipment	264
Goodwill	222
Other current assets	24
Total assets disposed	510

Non-current liabilities	127
Current liabilities	23
Total liabilities disposed	150

Lease commitments for the additional 5,000 towers to be leased in the duration of the lease term at December 31, 2021 are US$263. For further details on the total commitments at December 31, 2021, refer to Note 12.

VEON subsidiary Banglalink successfully acquires 9.4MHz in spectrum auction
In March 2021, Banglalink, the Company's wholly-owned subsidiary in Bangladesh, acquired 4.4MHz spectrum in the 1800MHz band and 5MHz spectrum in 2100MHz band following successful bids at an auction held by the Bangladesh Telecommunication Regulatory Commission (BTRC). The newly acquired spectrum will see Banglalink increase its total spectrum holding from 30.6MHz to 40MHz. Banglalink total investment will amount to BDT 10 billion (US$115) to purchase the spectrum.

VEON completes the acquisition of majority shareholding in OTM

In June 2021, VEON successfully acquired a majority stake of 67% in OTM (a technology platform for the automation and planning of online advertising purchases in Russia) for US$16.

PMCL Warid License Capitalization

The ex-Warid license renewal was due in May 2019. Pursuant to directions from the Islamabad High Court, the Pakistan Telecommunication Authority (“PTA”) issued a license renewal decision on July 22, 2019 requiring payment of US$40 per MHz for 900 MHz spectrum and US$30 per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately US$450 (excluding applicable taxes of approximately 13%). On August 17, 2019, Jazz appealed the PTA’s order to the Islamabad High Court. On August 21, 2019, the Islamabad High Court suspended the PTA’s order pending the outcome of the appeal and subject to Jazz making payment in the form of security (under protest) as per the options given in the PTA’s order. As a result, PMCL deposited US$326 including the initial 50% payment of license as well as subsequent installments in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal.

On July 19, 2021, Islamabad High Court dismissed Jazz's appeal. Based on the dismissal of appeal by the court, subsequent legal opinion obtained and acceptance of the total license price, the license was recognized amounting US$384, net of service cost liability of US$65. Consequently, the security deposit balance of US$326 was also adjusted. Subsequently, on October 18, 2021 PMCL and PTA signed the license document.

SIGNIFICANT TRANSACTIONS IN 2020 AND 2019
Sale of Armenian operations
In October 2020, VEON concluded an agreement for the sale of its operating subsidiary in Armenia, to Team LLC for a consideration of US$51. Accordingly the net carrying value of assets amounting US$33 was derecognized along with reclassification of cumulative foreign currency translation reserve of US$96 to profit and loss, resulting in the net loss of US$78.
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
Significant movements in exchange rates
An increase in demand for hard currencies, in part due to the coronavirus outbreak, resulted in the devaluation of exchange rates in the countries in which VEON operates. As such, in 2020, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, decreased significantly, with a corresponding loss of US$623 recorded against the foreign currency translation reserve in the Statement of Comprehensive Income.
Mandatory tender offer for shares of GTH
In August 2019, VEON completed the purchase of 1,914,322,110 shares, representing approximately 40.55% of GTH’s issued shares, in connection with its Mandatory Tender Offer (“MTO”) which had commenced in July 2019. The total price for the purchase of such shares was EGP 9,725 million (approximately US$587), reflecting the offer price per share of EGP 5.08. Following the completion of the MTO and as a result of further purchases by GTH, as of December 31, 2019, VEON and GTH hold approximately 99.54% of GTH's total outstanding equity. The MTO was funded by a combination of cash on hand and utilization of undrawn credit facilities (refer to Note 16 for further details).
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

10    HELD FOR SALE AND DISCONTINUED OPERATIONS

The following table provides the details over assets and liabilities classified as held-for-sale as of December 31, 2021:

	Assets held-for-sale	Liabilities held-for-sale
Algeria	1,846	391
Other individual assets	18	—
Total assets and liabilities held for sale	1,864	391

Exercised Put option to sell entirety stake in Omnium Telecom Algerie SpA

On July 1, 2021 VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algerie SpA (Algeria) to the Fonds National d'Investissement (FNI). Omnium owns Algerian mobile network operator, Djezzy. Under the terms of the Shareholders' Agreement, the transaction is expected to be completed in Q2 2022 for a sale price of US$682.

The Company classified its operations in Algeria as a held-for-sale and discontinued operations. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of Algeria assets as of July 01, 2021. The results for Algeria in the consolidated income statements and the consolidated statements of cash flows for 2021, 2020 and 2019 have been presented separately.

There were no triggering events indicating any impairment or decline in the fair value of Algeria subsequent to its measurement as held for sale and discontinued operation. As such, the net assets of Algeria are presented at lower of cost and fair value less costs to sell.

The following table shows the profit/(loss) and other comprehensive income relating to Algeria operations for the period ended December 31, 2021:

Income statement and statement of comprehensive income	2021	2020

Operating revenue	659	689
Operating expenses	(470)	(564)
Other expenses	(17)	(17)
Profit / (loss) before tax for the period	172	108
Income tax benefit / (expense)	(21)	(29)
Profit / (loss) after tax for the period	151	79

Other comprehensive income / (loss)*	(68)	(157)
Total comprehensive income / (loss)	83	(78)

*Other comprehensive income is relating to the foreign currency translation.

The following table shows the assets and liabilities classified as held-for-sale relating to Algeria as of December 31, 2021:

2021
Property and equipment	527
Intangible assets excl. goodwill	111
Goodwill	1,001
Deferred tax assets	35

Other current assets	172
Total assets held for sale	1,846

Non-current liabilities	106
Current liabilities	285
Total liabilities held for sale	391

Net assets of the discontinued operations of Algeria includes US$667 relating to cumulative currency translation losses as of December 31, 2021, which will be recycled through the consolidated income statement upon the completion of the sale.

ACCOUNTING POLICIES

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction or loss of control rather than through continuing use, and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Assets and liabilities of a disposal group classified as held for sale are presented separately from the other assets and liabilities in the statement of financial position without restating the prior period comparatives.

A discontinued operation is a component that is classified as held for sale and that represents a separate major line of business or geographical area of operations. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount in the income statement and cash flow statement with in operating, investing and financing activities. All other notes to the financial statements include amounts for continuing operations, unless otherwise mentioned.

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
Goodwill is tested for impairment annually (at September 30) or when circumstances indicate the carrying value may be impaired. Refer to Note 13 for an overview of the carrying value of goodwill per cash-generating unit (“CGU”). The Company’s impairment test is primarily based on fair value less cost of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management. The Company considers the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods.
Impairment losses in 2021

	Property and equipment	Intangible assets	Goodwill	Other	Total impairment
2021
Kyrgyzstan	12	5	—	2	19
Russia	(7)	—	—	—	(7)
Other	8	—	—	—	8
	13	5	—	2	20
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

	Property and equipment	Intangible assets	Goodwill	Other	Total impairment
2019
Kyrgyzstan	33	3	54	—	90
Other	18	—	—	—	18
	51	3	54	—	108

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
The equity market risk premium is sourced from independent market analysts. The systematic risk, beta, represents the median of the raw betas of the entities comparable in size and geographic footprint with the ones of the Company (“Peer Group”). The debt risk premium is based on the median of Standard & Poor’s long-term credit rating of the Peer Group. The weighted average cost of capital is determined based on target debt-to-equity ratios representing the median historical five year capital structure for each entity from the Peer Group.
The discount rate in functional currency of a CGU is adjusted for the long-term inflation forecast of the respective country in which the business operates, as well as applicable country risk premium.

	Discount rate (local currency)
	2021	2020	2019

Russia	9.3%	10.1%	9.1%
Algeria**	—%	11.6%	10.4%
Pakistan	14.7%	18.2%	14.5%
Kazakhstan	9.4%	10.3%	9.2%
Kyrgyzstan *	—	—%	14.1%
Uzbekistan	11.8%	13.8%	14.5%

* In 2020, VEON fully impaired the carrying value of all operating assets of Kyrgyzstan, therefore discount rate was not determined
**In 2021 no parameters were estimated for Algeria as it was classified as held for sale and discontinued operation, please refer to Note 10
Revenue growth rates
The revenue growth rates during the forecast period vary based on numerous factors, including size of market, GDP (Gross Domestic Product), foreign currency projections, traffic growth, market share and others. A long‑term growth rate into perpetuity is estimated based on a percentage that is lower than or equal to the country long-term inflation forecast, depending on the CGU.

	Average annual revenue growth rate during forecast period			Terminal growth rate
	2021	2020	2019	2021	2020	2019

Russia	4.6%	4.3%	1.4%	1.6%	1.8%	1.6%
Algeria**	—%	4.3%	1.0%	—%	1.0%	1.0%
Pakistan	6.4%	9.7%	3.9%	5.5%	5.8%	2.7%
Kazakhstan	6.6%	5.3%	5.3%	1.0%	3.1%	3.3%
Kyrgyzstan *	—	—%	1.6%	—	—%	5.0%
Uzbekistan	3.7%	3.2%	4.1%	3.0%	5.1%	6.0%

* In 2020, VEON fully impaired the carrying value of all operating assets of Kyrgyzstan, therefore revenue growth rates were not determined
**In 2021 no parameters were estimated for Algeria as it was classified as held for sale and discontinued operation, please refer to Note 10
Operating margin
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

	Average operating margin during the forecast period			Terminal period operating margin
	2021	2020	2019	2021	2020	2019

Russia	33.1%	31.2%	34.7%	35.5%	35.7%	34.5%
Algeria**	—%	39.9%	42.6%	—%	40.4%	43.1%
Pakistan	43.4%	42.0%	47.3%	42.0%	44.6%	47.3%
Kazakhstan	48.8%	49.5%	49.9%	47.0%	50.0%	50.1%
Kyrgyzstan *	—	—%	31.4%	—	—%	33.0%
Uzbekistan	40.9%	34.0%	51.4%	34.0%	34.0%	52.4%

* In 2020, VEON fully impaired the carrying value of all operating assets of Kyrgyzstan, therefore operating margin assumptions were not determined
**In 2021 no parameters were estimated for Algeria as it was classified as held for sale and discontinued operation, please refer to Note 10

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

	Average CAPEX as a percentage of revenue during the forecast period			Terminal period CAPEX as a percentage of revenue
	2021	2020	2019	2021	2020	2019

Russia	25.5%	27.9%	19.9%	21.0%	21.0%	18.5%
Algeria**	—%	15.2%	12.5%	—%	14.0%	12.0%
Pakistan	22.0%	19.6%	17.2%	20.0%	18.9%	17.1%
Kazakhstan	19.9%	19.8%	20.0%	20.0%	19.0%	19.5%
Kyrgyzstan *	—	—%	26.9%	—	—%	20.0%
Uzbekistan	20.2%	21.4%	19.4%	21.0%	21.0%	20.1%

* In 2020, VEON fully impaired the carrying value of all operating assets of Kyrgyzstan, therefore CAPEX assumptions were not determined
**In 2021 no parameters were estimated for Algeria as it was classified as held for sale and discontinued operation, please refer to Note 10

SOURCE OF ESTIMATION UNCERTAINTY
The Group has significant investments in property and equipment, intangible assets, and goodwill.
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

12    PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the years ended December 31:

Net book value	Telecomm-unications equipment	Land, buildings and constructions	Office and other equipment	Equipment not installed and assets under construction	Right-of-use assets	Total

As of January 1, 2020	4,306	216	417	416	1,985	7,340

Additions	47	2	32	1,626	446	2,153
Disposals	(50)	(5)	(10)	(12)	(14)	(91)
Depreciation charge for the year	(1,009)	(28)	(123)	—	(416)	(1,576)
Impairment	(28)	(1)	(2)	(7)	(5)	(43)
Transfers	1,282	5	111	(1,396)	(2)	—
Translation adjustment	(498)	(30)	(57)	(59)	(260)	(904)

As of December 31, 2020	4,050	159	368	568	1,734	6,879

Additions	50	3	18	1,559	712	2,342
Disposals*	(198)	(1)	(5)	(7)	(100)	(311)
Depreciation charge for the year	(990)	(22)	(124)	—	(409)	(1,545)
Reclassification as held for sale	(367)	(6)	(9)	(42)	(80)	(504)
Impairment	(12)	—	(2)	3	(2)	(13)
Transfers	1,428	16	182	(1,619)	(2)	5
Translation adjustment	(101)	2	(6)	(11)	(20)	(136)

As of December 31, 2021	3,860	151	422	451	1,833	6,717
Cost	11,233	374	1,428	553	2,864	16,452
Accumulated depreciation and impairment	(7,373)	(223)	(1,006)	(102)	(1,031)	(9,735)

*This includes disposal of NTC as explained in Note 9.
There were no material changes in estimates related to property and equipment in 2021 other than the impairment described in Note 11 of US$13 (2020: US$43) and lease term reassessments in Russia (included in ‘Additions’) which had the effect of increasing right-of-use assets by US$171. Please refer to Note 16 for more information regarding Source of estimation uncertainty for lease terms.
During 2021, VEON acquired property and equipment in the amount of US$726 (2020: US$601), which were not paid for as of year-end.
Property and equipment pledged as security for bank borrowings amounts to US$919 as of December 31, 2021 (2020: US$865), and primarily relate to securities for borrowings of PMCL.

The following table summarizes the movement in the net book value of right-of-use assets ("ROU") for the year ended December 31:

Net book value	ROU - Telecommunications Equipment	ROU - Land, Buildings and Constructions	ROU - Office and Other Equipment	Total

As of January 1, 2020	1,638	344	3	1,985

Additions	339	102	5	446
Disposals	(14)	—	—	(14)
Depreciation charge for the year	(309)	(105)	(2)	(416)
Impairment	(1)	(4)	—	(5)
Transfers	—	(2)	—	(2)
Translation adjustment	(217)	(42)	(1)	(260)

As of December 31, 2020	1,436	293	5	1,734

Additions	642	65	5	712
Disposals	(100)	—	—	(100)
Depreciation charge for the year	(320)	(86)	(3)	(409)
Reclassification as held for sale	(71)	(9)	—	(80)
Impairment	—	(2)	—	(2)
Transfers	(4)	2	—	(2)
Translation adjustment	(16)	(3)	(1)	(20)

As of December 31, 2021	1,567	260	6	1,833
Cost	2,334	518	12	2,864
Accumulated depreciation and impairment	(767)	(258)	(6)	(1,031)

COMMITMENTS
Capital commitments for the future purchase of equipment are as follows as of December 31:

	2021	2020

Less than 1 year	709	747
Between 1 and 5 years	62	19
More than 5 years	198	—

Total commitments	969	766
The above table for 2021 includes future lease commitments relating to the lease agreements between Russia and NTC (Less than 1 year: US$4, Between 1 and 5 years: US$61 and More than 5 years: US$198). For further details on this transaction, refer to Note 9 (Agreement between VEON and Service Telecom regarding the Sale of its Russian tower assets).
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
Where applicable, the Company has applied sale and leaseback accounting principles, whereas the right-of-use asset arising from the leaseback is measured at the proportion of the previous carrying amount of the asset that relates to the right of use retained by VEON. Accordingly, VEON recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor.

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
The useful lives of property and equipment and intangible assets are reviewed at least annually, taking into consideration the factors mentioned above and all other relevant factors. Estimated useful lives for similar types of assets may vary between different entities in the Group due to local factors such as growth rate, maturity of the market, historical and expected replacements or transfer of assets and quality of components used. Estimated useful life for right-of-use assets is directly impacted by the equivalent lease term, refer to Note 16 for more information regarding Source of estimation uncertainty for lease terms.

13    INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets for the years ended December 31:

Net book value	Telecommuni-cation licenses, frequencies & permissions	Software	Brands and trademarks	Customer relationships	Other intangible assets	Goodwill	Total

As of January 1, 2020	1,100	316	149	142	22	3,959	5,688

Additions	53	188	3	5	5	13	267
Disposals	—	(6)	—	—	—	—	(6)
Amortization charge for the year	(139)	(159)	(23)	(15)	(7)	—	(343)
Impairment	(5)	(3)	—	—	—	(723)	(731)
Transfer	—	6	—	—	(6)	—	—
Translation adjustment	(88)	(41)	(12)	(16)	1	(567)	(723)

As of December 31, 2020	921	301	117	116	15	2,682	4,152

Additions	482	184	—	1	29	14	710
Disposals*	(1)	(1)	—	—	1	(51)	(52)
Amortization charge for the year	(162)	(135)	8	(15)	(4)	—	(308)
Reclassification as held for sale	(34)	(9)	(73)	—	—	(1,034)	(1,150)
Impairment	(4)	(1)	—	—	—	—	(5)
Transfer	40	11	(39)	—	(6)	(7)	(1)
Translation adjustment	(40)	—	1	(2)	1	(62)	(102)

As of December 31, 2021	1,202	350	14	100	36	1,542	3,244
Cost	2,455	1,014	240	687	102	3,539	8,037
Accumulated amortization and impairment	(1,253)	(664)	(226)	(587)	(66)	(1,997)	(4,793)

*This includes disposal of NTC as explained in Note 9.
During 2021, there were no material change in estimates related to intangible assets other than the impairment described in Note 11 of US$5 (2020: US$731).
During 2021, VEON acquired intangible assets in the amount of US$171 (2020: US$56), which were not yet paid for as of year-end.
Additions for the period include capitalization of ex-Warid license in Pakistan amounting to US$384, please refer to Note 9 for further information.
GOODWILL
During the year, the movement in goodwill for the Group, per CGU, consisted of the following:

CGU*	December 31, 2021	Impairment	Translation adjustment	Addition	Reclassification as held for sale	Disposal	Other	December 31, 2020

Russia**	1,084	—	(10)	14	—	(51)	—	1,131
Algeria	—	—	(19)	—	(1,034)	—	—	1,053
Pakistan	287	—	(30)	—	—	—	(7)	324
Kazakhstan	136	—	(4)	—	—	—	—	140
Uzbekistan	35	—	1	—	—	—	—	34

Total	1,542	—	(62)	14	(1,034)	(51)	(7)	2,682

CGU	December 31, 2020	Impairment	Translation adjustment	Addition	December 31, 2019

Russia	1,131	(723)	(424)	13	2,265
Algeria	1,053	—	(114)	—	1,167
Pakistan	324	—	(11)	—	335
Kazakhstan	140	—	(14)	—	154
Uzbekistan	34	—	(4)	—	38

Total	2,682	(723)	(567)	13	3,959
* There is no goodwill allocated to the CGUs of Ukraine, Bangladesh, Kyrgyzstan or Georgia
** In 2021, VEON acquired a majority stake in OTM, a technology platform for the automation and planning of online advertising and IBS DataFort, a cloud IT infrastructure provider in Russia.
COMMITMENTS
Capital commitments for the future purchase of intangible assets are as follows as of December 31:

	2021	2020

Less than 1 year	58	31

Total commitments	58	31

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

			Equity interest held by the Group
Name of significant subsidiary	Country of incorporation	Nature of subsidiary	2021	2020

VEON Amsterdam B.V.	Netherlands	Holding	100.0%	100.0%
VEON Holdings B.V.	Netherlands	Holding	100.0%	100.0%
PJSC VimpelCom	Russia	Operating	100.0%	100.0%
JSC “Kyivstar”	Ukraine	Operating	100.0%	100.0%
LLP “KaR-Tel”	Kazakhstan	Operating	75.0%	75.0%
LLC “Unitel”	Uzbekistan	Operating	100.0%	100.0%
LLC “VEON Georgia”	Georgia	Operating	100.0%	80.0%
VEON Finance Ireland Designated Activity Company	Ireland	Holding	100.0%	—%
LLC “Sky Mobile”	Kyrgyzstan	Operating	50.1%	50.1%
VEON Luxembourg Holdings S.à r.l.	Luxembourg	Holding	100.0%	100.0%
VEON Luxembourg Finance Holdings S.à r.l.	Luxembourg	Holding	100.0%	100.0%
VEON Luxembourg Finance S.A.	Luxembourg	Holding	100.0%	100.0%
Global Telecom Holding S.A.E	Egypt	Holding	99.6%	99.6%
Omnium Telecom Algérie S.p.A.*	Algeria	Holding	45.6%	45.4%
Optimum Telecom Algeria S.p.A.*	Algeria	Operating	45.6%	45.4%
Pakistan Mobile Communications Limited	Pakistan	Operating	100.0%	85.0%
Banglalink Digital Communications Limited	Bangladesh	Operating	100.0%	100.0%

* The Group has concluded that it controls Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A, see 'Significant accounting judgments' below for further details.
The Company is subject to legal restrictions to distribute accumulated profits from Algeria by virtue of local shareholding agreement (i.e. it is allowed only to distribute 42.5% of current year profit), and the rest is restricted. Further restrictions on dividend distributions relate to withholding tax in respect of dividends mainly from Russia, Kazakhstan and Uzbekistan. The total amount of dividend restrictions amounts to US$ 1 billion (PY: US$525 million). The increase as compared to prior year relates mainly to the increase of the withholding tax from 5% to 15% for dividends from Russia to the Netherlands.

MATERIAL PARTLY-OWNED SUBSIDIARIES

Financial information of subsidiaries that have material non-controlling interests (“NCIs”) is provided below:

	Equity interest held by NCIs		Book values of material NCIs		Profit / (loss) attributable to material NCIs
Name of significant subsidiary	2021	2020	2021	2020	2021	2020

LLP “KaR-Tel” (“Kar-Tel”)	25.0%	25.0%	96	97	29	26
Omnium Telecom Algérie S.p.A. (“OTA”)	54.4%	54.4%	732	783	29	43

The summarized financial information of these subsidiaries before intercompany eliminations for the years ended December 31 are detailed below.

Summarized income statement

	Kar-Tel			OTA
	2021	2020	2019	2021	2020	2019

Operating revenue	529	446	461	658	689	775
Operating expenses	(370)	(316)	(319)	(567)	(564)	(621)
Other (expenses) / income	(9)	4	(6)	(16)	(17)	(17)
Profit / (loss) before tax	150	134	136	75	108	137
Income tax expense	(32)	(28)	(29)	(21)	(29)	(36)
Profit / (loss) for the year	118	106	107	54	79	101

Total comprehensive income / (loss)	118	106	107	54	79	101
Attributed to NCIs	29	26	27	29	43	55

Dividends paid to NCIs	—	—	—	(43)	46	69

Summarized statement of financial position

	Kar-Tel		OTA
	2021	2020	2021	2020

Property and equipment	300	276	442	492
Intangible assets	213	233	1,100	1,168
Other non-current assets	28	23	35	18
Trade and other receivables	29	21	31	31
Cash and cash equivalents	46	37	113	67
Other current assets	33	31	28	50
Debt and derivatives	(102)	(75)	(122)	(102)
Provisions	(6)	(6)	(37)	(23)
Other liabilities	(158)	(152)	(250)	(267)

Total equity	383	388	1,340	1,434

Attributed to:
Equity holders of the parent	287	291	608	651
Non-controlling interests	96	97	732	783

Summarized statement of cash flows

	Kar-Tel			OTA
	2021	2020	2019	2021	2020	2019

Net operating cash flows	231	184	199	263	211	305
Net investing cash flows	(106)	(88)	(84)	(114)	(102)	(84)
Net financing cash flows	(114)	(97)	(104)	(99)	(103)	(205)
Net foreign exchange difference	(1)	(2)	—	(5)	(5)	(1)
Net increase / (decrease) in cash equivalents	10	(3)	11	45	1	15

SIGNIFICANT ACCOUNTING JUDGMENTS
Control over subsidiaries
Subsidiaries, which are those entities over which the Company is deemed to have control, are consolidated. In certain circumstances, significant judgment is required to assess if the Company is deemed to have control over entities where the Company’s ownership interest does not exceed 50%. The Group has concluded that it controls Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A even though its subsidiary, Global Telecom Holding S.A.E. owned less than 50% of the ordinary shares. This is because the Company can exercise operational control through terms of a shareholders’ agreement. Our partner in Algeria can acquire our shares at fair market value under call option arrangements exercisable solely at its discretion between October 1, 2021 and December 31, 2021. Concurrently, we have a right to require our partner in Algeria to acquire our shares under put option arrangements exercisable solely at our discretion between July 1, 2021 and September 30, 2021. On July 1, 2021 VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algerie SpA (Algeria) to the Fonds National d'Investissement (FNI). Both option arrangements did not have any impact on our ability to consolidate Omnium Telecom Algérie S.p.A and Optimum Telecom Algeria S.p.A.

FINANCING ACTIVITIES OF THE GROUP

15    OTHER NON-OPERATING GAIN / (LOSS)
Other non-operating gains / (losses) consisted of the following for the years ended December 31:

	2021	2020	2019

Ineffective portion of hedging activities	3	15	20
Change of fair value of other derivatives	(4)	6	(17)
Gain /(loss) from money market funds	7	12	21
Loss from early debt redemption	—	—	—
Other gains / (losses)	28	78	(3)
Other non-operating gain / (loss), net	34	111	21

Included in ‘Other gains / (losses)' in 2021 a gain of US$21 relating to the fair value adjustment of Shop-up and a US$3 write off of certain payables.

Included in ‘Other gains / (losses)' in 2020 is a gain of US$41 relating to the revaluation of contingent consideration liability, as well as a gain of US$41 relating to the settlement in connection with the dispute concerning the sale of Telecel Globe Limited.

16    INVESTMENTS, DEBT AND DERIVATIVES
INVESTMENTS AND DERIVATIVES
The Company holds the following investments and derivatives assets as of December 31:

	Carrying value
	2021	2020

At fair value
Derivatives not designated as hedges	—	20
Derivatives designated as net investment hedges	—	3
Other investments	37	8
	37	31

At amortized cost
Security deposits and cash collateral	49	325
Other investments	99	39
	148	364

Total investments and derivatives	185	395
Non-current	99	305
Current	86	90

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
In May, 2020 a further US$57 was paid under protest, presented within 'Receipts from / (payment on) deposits' in the statement of cash flows. The most recent hearing on this matter was concluded before the Islamabad High Court on March 1, 2021.
On July 19, 2021, Islamabad High Court dismissed Jazz's appeal. Based on the dismissal of appeal by the court, subsequent legal opinion obtained and acceptance of the total license price, the license was recognized and accordingly the security deposit balance of was also adjusted against the license fee payable.

DEBT AND DERIVATIVES
The Company holds the following outstanding debt and derivatives liabilities as of December 31:

	Carrying value
	2021	2020

At fair value
Derivatives not designated as hedges	4	52
Derivatives designated as net investment hedges	4	1
	8	53

At amortized cost
Principal amount outstanding	7,595	7,678
Interest accrued	86	85
Discounts, unamortized fees, hedge basis adjustment	(15)	(5)
Bank loans and bonds	7,666	7,758

Lease liabilities	2,667	1,912
Put-option liability over non-controlling interest	16	273
Other financial liabilities*	289	91
	10,638	10,034

Total debt and derivatives	10,646	10,087
Non-current	9,404	8,832
Current	1,242	1,255

.*Certain comparative amounts have been reclassified, refer to Note 24 for further details.
Bank loans and bonds
The Company had the following principal amounts outstanding for interest-bearing loans and bonds at December 31:

						Principal amount outstanding
Borrower	Type of debt	Guarantor	Currency	Interest rate	Maturity	2021	2020

VEON Holdings	Loans	None	RUB	7.35% to 7.50%	2021	—	812
VEON Holdings	Loans	None	RUB	CBR key rate + 2.20%	2021	—	677
VEON Holdings	Notes	PJSC VimpelCom	US$	7.50%	2022	417	417
VEON Holdings	Notes	None	US$	5.95% to 7.25%	2023	1,229	1,229
VEON Holdings	Notes	None	US$	4.95%	2024	533	533
VEON Holdings	Loan	None	RUB	CBR key rate + 1.85%	2025	404	406
VEON Holdings	Notes	None	US$	4.00%	2025	1,000	1,000
VEON Holdings	Notes	None	RUB	6.30% to 6.50%	2025	404	406
VEON Holdings	Notes	None	RUB	8.13%	2026	269	—
VEON Holdings	Notes	None	US$	3.38%	2027	1,250	1,250
VEON Finance Ireland DAC	Loans	VEON Holdings	RUB	CBR key rate + 1.90% to 2.15%	2026	807	—
VEON Finance Ireland DAC	Loan	VEON Holdings	RUB	10.10%	2026	404	—
PJSC VimpelCom, via VIP Finance Ireland	Notes	None	US$	7.75%	2021	—	262
PMCL	Loans	None	PKR	6M KIBOR +0.35%	2022	24	80
PMCL	Loans	None	PKR	6M KIBOR + 0.55%	2026	272	273
PMCL	Loan	None	PKR	3M KIBOR + 0.55%	2028	28	—
PMCL	Loan	None	PKR	6M KIBOR + 0.55%	2028	85	—
PMCL	Loan	None	PKR	3M KIBOR + 0.88%	2031	57	—
PJSC Kyivstar	Loan	None	UAH	NBU Key rate + 3.00%	2023	61	56
PJSC Kyivstar	Loan	VEON Holdings	UAH	NBU Key rate + 3.50%	2024	47	—
PJSC Kyivstar	Loan	VEON Holdings	UAH	Treasury Bill Rate + 3.00%	2024	50	—
PJSC Kyivstar	Loans	None	UAH	10.15% to 11.00%	2023-2025	97	85
Banglalink	Loans	None	BDT	Average bank deposit rate + 4.25%	2022	46	80

	Other bank loans and bonds					111	112

	Total bank loans and bonds					7,595	7,678

SIGNIFICANT CHANGES IN DEBT AND DERIVATIVES
Reconciliation of cash flows from financing activities

	Bank loans and bonds	Lease liabilities	Total

Balance as of January 1, 2020	7,588	2,083	9,671

Cash flows
Proceeds from borrowings, net of fees paid	4,621	—	4,621
Repayment of debt	(4,054)	(297)	(4,351)
Interest paid	(494)	(146)	(640)
Repayment of debt relating to Algeria discontinued operations	—	(25)	(25)
Interest paid relating to Algeria discontinued operations	—	(4)	(4)

Non-cash movements
Interest and fee accruals	546	156	702
Lease additions, disposals, impairment and modifications	—	432	432
Foreign currency translation	(398)	(286)	(684)
Other non-cash movements	(51)	—	(51)

Balance as of December 31, 2020	7,758	1,913	9,671

Cash flows
Proceeds from borrowings, net of fees paid	2,090	—	2,090
Repayment of debt	(2,129)	(337)	(2,466)
Interest paid	(472)	(147)	(619)

Non-cash movements
Interest and fee accruals	513	144	657
Lease additions, disposals, impairment and modifications	—	1,224	1,224
Held for sale - Note 10	—	(122)	(122)
Foreign currency translation	(68)	(8)	(76)
Other non-cash movements	(26)	—	(26)

Balance as of December 31, 2021	7,666	2,667	10,333
FINANCING ACTIVITIES 2021
Acquisition of minority stake in PMCL
In March 2021, VEON successfully concluded the acquisition of the 15% minority stake in Pakistan Mobile Communications Limited ("PMCL"), its operating company in Pakistan, from the Dhabi Group for US$273. This transaction follows the Dhabi Group’s exercise of its put option in September 2020 and gives VEON 100% ownership of PMCL. The transaction is presented within 'Acquisition of non-controlling interest' within the Consolidated Statement of Cash Flows.

VEON entered into a US$1,250 multi-currency revolving credit facility agreement

In March 2021, VEON successfully entered into a new multi-currency revolving credit facility agreement (the “RCF”) of US$1,250. The RCF replaced the revolving credit facility signed in February 2017, which is now cancelled. The RCF has an initial tenor of three years, with VEON having the right to request two one year extensions, subject to lender consent. International banks from Asia, Europe and the US have committed to the RCF. The new RCF caters for USD LIBOR cessation with the secured overnight financing rate ("SOFR") administered by the Federal Reserve Bank of New York USA agreed as the replacement risk free rate with credit adjustment spreads agreed for interest periods with a one month, three months and six months tenor. SOFR will apply to interest periods commencing on and from October 31, 2021. VEON will have the option to make each drawdown in either U.S. dollars or euro.

PMCL enters into PKR 20 billion (US$131) loan facilities

In March 2021, PMCL successfully entered into a new PKR 15 billion (US$98) syndicated facility with MCB Bank as agent and PKR 5 billion (US$33) bilateral term loan facility with United Bank Limited. Both these floating rate facilities have a tenor of seven years.

VEON increases facility with Alfa Bank

In March 2021, VEON successfully amended and restated its existing RUB 30 billion (US$396) bilateral term loan agreement with Alfa Bank and increased the total facility size to RUB 45 billion (US$594), by adding a new floating rate tranche of RUB 15 billion (US$198). The new tranche has a five years term. In April 2021, the proceeds from Alfa Bank new tranche of RUB15 billion (US$198) were used to early repay RUB 15 billion (US$198) of loans from Sberbank, originally maturing in June 2023.

PMCL secures syndicated credit facility

In June 2021, PMCL secured a PKR 50 billion (US$320) syndicated credit facility from a banking consortium led by Habib Bank Limited. This ten years facility will be used to finance the company’s ongoing 4G network rollouts and technology upgrades, as well as to address upcoming maturities.

Global Medium Term Note Programme

In September 2021, VEON Holdings B.V. issued senior unsecured notes of RUB 20 billion (US$273), maturing in September 2026. The notes were issued under its existing Global Medium Term Note Programme with a Programme limit of US$6.5 billion, or the equivalent thereof in other currencies. The proceeds were used for early repayment of RUB 20 billion (US$273) of outstanding loans to Sberbank that were originally maturing in June 2023.

Loan agreement Alfa Bank

In December 2021, VEON Finance Ireland Designated Activity Company signed a RUB 45 billion (US$612) Term Facilities Agreement with Alfa Bank which includes a RUB 30 billion (US$408) fixed rate tranche and a RUB 15 billion (US$204) floating rate tranche, both with a maturity date of December 2026. The facilities are guaranteed by VEON Holdings B.V.. The proceeds from the Alfa Bank facilities have been used to finance intercompany loans to PJSC Vimpel-Com.

Loan agreement Sberbank

In December 2021, VEON Finance Ireland Designated Activity Company signed a RUB 45 billion (US$611) Term Facility Agreement with Sberbank with a floating rate. Maturity date of the facility is December 2026 and it is guaranteed by VEON Holdings B.V.. The proceeds from the Sberbank facility have been used to finance an intercompany loan to PJSC Vimpel-Com.

Alfa Bank loans repayment

In December 2021, VEON Holdings B.V. repaid RUB 45 billion (US$611) of outstanding loans to Alfa Bank, comprising of a RUB 30 billion loan (US$407) originally maturing in March 2025 and a RUB 15 billion (US$204) loan originally maturing in March 2026.

Sberbank loans repayment

In December 2021, VEON Holdings B.V. repaid RUB 45 billion (US$612) of outstanding loans to Sberbank, comprising of a RUB 15 billion (US$204) loan originally maturing in June 2023 and a RUB 30 billion (US$408) loan originally maturing in June 2024.

FINANCING ACTIVITIES IN 2020
Optional early redemption of US$600 million 3.95% Senior notes due June 2021
In December 2020, VEON Holdings B.V. completed optional early redemption of all of its outstanding US$600 3.95% Senior Notes due June 2021, pursuant to Condition 5.3 of the 2021 Notes. The Notes were redeemed in full at a redemption price equal to 101.00% of the principal amount thereof, plus accrued and unpaid interest and additional amounts due thereon.
Financing activities in Ukraine
In December 2020, VEON's operating company in Ukraine, Kyivstar, signed three bilateral unsecured loan agreements with Raiffeisen Bank Aval Joint Stock Company (“Raiffeisen”), Joint Stock Company Alfa Bank (“Alfa Bank”) and Joint Stock Company OTP Bank (“OTP”), for an aggregate amount of UAH4.1 billion (US$146). The loan agreement with Raiffeisen has a 5-year term with a fixed interest rate of 11.00%, and the loan agreements with Alfa Bank and OTP each have a 3-year term with a floating rate equal to NBU Key Rate + 3.00% and a fixed interest rate of 10.15% respectively.
Exercise of 15% PMCL put option
In September 2020, the Dhabi Group exercised its put option to sell us its 15% shareholding in PMCL, the Company’s subsidiary in Pakistan. VEON updated the fair value of its put option liability following the completion of an independent valuation process which determined a fair value for the shareholding of US$273, resulting in a gain of US$59 recorded in ‘Finance costs’ within the Consolidated Income Statement. During 2021, the transaction was completed and VEON indirectly owns 100% of PMCL.
Global Medium Term Note Programme
In April 2020, VEON Holdings B.V. established a Global Medium Term Note Programme for the issuance of bonds (the "GMTN Programme"), with a programme limit of US$6,500, or the equivalent thereof in other currencies. In June, September and November 2020, VEON Holdings B.V. issued senior unsecured notes of RUB20 billion (US$288), RUB10 billion (US$135) and US$1.25 billion, respectively, under the GMTN Programme, maturing in June 2025, September 2025 and November 2027.

Refinancing of loan agreement with VTB
In July 2020, VEON Holdings B.V. successfully refinanced its existing RUB30 billion (US$422), bilateral term loan agreement with VTB Bank. This refinancing extended the final maturity of the existing loan between VTB Bank and VEON Holdings B.V. to July 2025 and amended the interest cost from a fixed rate of 8.75% to floating rate equal to CBR Key Rate + 1.85%.
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
Refinancing of RUB debt - AO "Alfa Bank"
In March 2020, VEON Holdings B.V. amended and restated the existing facility with AO "Alfa Bank", increasing its size and utilization from RUB17.5 billion to RUB30 billion (US$165). Following this amendment and restatement, the final maturity of this facility has been set to March 2025.
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

FAIR VALUES
As of December 31, 2021, the carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table at the beginning of this note, with the exception of:

•'Bank loans and bonds, including interest accrued', for which fair value is equal to US$7,709 (2020: US$8,031); and
•'Lease liabilities', for which fair value has not been determined.

As of December 31, 2021 and December 31, 2020, all of the Group's financial instruments carried at fair value in the statement of financial position were measured based on Level 2 inputs, except for the Contingent consideration, for which fair value is classified as Level 3.
All movements in Contingent consideration in the years ended December 31, 2021 and 2020 relate to changes in fair value, which are unrealized, and are recorded in “Other non-operating gain / (loss)” within the consolidated income statement.
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
On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations. During the years ended December 31, 2021 and 2020, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
HEDGE ACCOUNTING
The following table sets out the Company’s hedging instruments designated as net investment hedges as of December 31:

Hedging instruments *	Designated rate	Excluded component	Hedged item	Currency	Aggregated designated nominal value of hedged items, million
					2021		2020

Foreign currency forward contracts	Forward	foreign currency basis spread	PJSC VimpelCom	RUB	6,986	**	26,758	**

* Refer to the Debt and Derivatives section above in this Note for information regarding the carrying amounts of the hedging instruments.
** Hedging instruments have a weighted average term to maturity of less than 1 year as of December 31, 2021 (2020: 1 year ).
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
During 2021, the Company recorded a loss of US$(18) on derivatives designated as net investment hedge.

Impact of hedge accounting on equity
The below table sets out the reconciliation of each component of equity and the analysis of other comprehensive income (all of which are attributable to the equity owners of the parent):

	Foreign currency translation reserve	Cost of hedging reserve **

As of January 1, 2020	(8,312)	9

Foreign currency revaluation of the foreign operations and other	(615)	—
Effective portion of foreign currency revaluation of the hedging instruments *	178	—
Change in fair value of foreign currency basis spreads	—	7
Amortization of time-period related foreign currency basis spreads	—	(15)
Other movements in foreign currency translation reserve	(26)	—

As of December 31, 2020	(8,775)	1

Foreign currency revaluation of the foreign operations	(140)	—
Effective portion of foreign currency revaluation of the hedging instruments *	(18)	—
Change in fair value of foreign currency basis spreads	—	2
Amortization of time-period related foreign currency basis spreads	—	(3)
Other movements in foreign currency translation reserve	—	—

As of December 31, 2021	(8,933)	—
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
A significant portion of the lease contracts included within Company’s lease portfolio includes lease contracts which are extendable through mutual agreement between VEON and the lessor, or lease contracts which are cancellable by the Company immediately or on short notice. The Company includes these cancellable future lease periods within the assessed lease term, which increases the future lease payments used in determining the lease liability upon initial recognition, except when it is not reasonably certain at the commencement of the lease that these will be exercised.
The Company continuously assesses whether a revision of lease terms is required due to a change in management judgment regarding, for example, the exercise of extension and/or termination options. When determining whether an extension option is not reasonably certain to be exercised, VEON considers all relevant facts and circumstances that creates an economic incentive to exercise the extension option, or not to exercise a termination option, such as strategic plans, future technology changes, and various economic costs and penalties.

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
Cash and cash equivalents consisted of the following items as of December 31:

	2021	2020

Cash and cash equivalents at banks and on hand	1,485	694
Cash equivalents with original maturity of less than three months*	767	975
Cash and cash equivalents**	2,252	1,669
Less overdrafts	(13)	(8)
Cash and cash equivalents, net of overdrafts, as presented in the consolidated statement of cash flows	2,239	1,661
*Certain comparative amounts have been reclassified, refer to Note 24 for further details.
** Cash and cash equivalents include an amount of US$98 relating to banking operations in Pakistan.
Cash at bank earns interest at floating rates based on bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.
The imposition of currency exchange controls or other similar restrictions on currency convertibility in the countries in which VEON operates could limit VEON’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends from the respective countries. As of December 31, 2021 US$71 (DZD) equivalent was considered restricted and included in cash and cash equivalent balances, as it was pending completion of local regulatory processes and approvals. The amounts were paid out of Algeria on March 24, 2022 and received in the bank. (2020: nil).
Cash balances include investments in money market funds of US$397 (2020: US$543), which are carried at fair value through profit or loss with gains presented within ‘Other non-operating gain / (loss)’ within the consolidated income statement.
As of December 31, 2021, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$13 (2020: US$8). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as debt and derivatives within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.

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
INTEREST RATE RISK
The Company is exposed to the risk of changes in market interest rates primarily due to the its long-term debt obligations. The Company manages its interest rate risk exposure through a portfolio of fixed and variable rate borrowings.
As of December 31, 2021, approximately 75% of the Company’s borrowings are at a fixed rate of interest (2020: 79%).
The Group is exposed to possible changes in interest rates on variable interest loans and borrowings, partially mitigated through cash and cash equivalents and current deposits. With all other variables held constant, the Company’s profit before tax is affected through changes in the floating rate of borrowings while the Company’s equity is affected through the impact of a parallel shift of the yield curve on the fair value of hedging derivatives. An increase or decrease of 100 basis points in interest rates would have an immaterial impact on the Company’s income statement and other comprehensive income.
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

	Effect on profit / (loss) before tax		Effect on other comprehensive income
Change in foreign exchange rate against US$	10% depreciation	10% appreciation	10% depreciation	10% appreciation

2021
Russian Ruble	18	(25)	9	(10)
Bangladeshi Taka	(30)	33	—	—
Pakistani Rupee	(3)	4	—	—
Georgian Lari	(37)	41	—	—
Other currencies (net)	(7)	7	—	—

2020
Russian Ruble	35	(39)	32	(39)
Bangladeshi Taka	(30)	33	—	—
Pakistani Rupee	(4)	4	—	—
Georgian Lari	(36)	40	—	—
Other currencies (net)	8	(9)	4	(4)

CREDIT RISK
The Company is exposed to credit risk from its operating activities (primarily from trade receivables), and from its treasury activities, including deposits with banks and financial institutions, derivative financial instruments and other financial instruments. See Note 17 for further information on restrictions on cash balances.
Trade receivables consist of amounts due from customers for airtime usage and amounts due from dealers and customers for equipment sales. VEON’s credit risk arising from the services the Company provides to customers is mitigated to a large extent due to the majority of its active customers being subscribed to a prepaid service as of December 31, 2021 and 2020, and accordingly not giving rise to credit risk. For postpaid services, in certain circumstances, VEON requires deposits as collateral for airtime usage. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms.
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
The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2021 and 2020 is the carrying amount as illustrated in Note 5, Note 16, Note 17 and within this Note 18.

LIQUIDITY RISK
The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bonds, bank overdrafts, bank loans and lease contracts. The Company’s policy is to create a balanced debt maturity profile. As of December 31, 2021, 7% of the Company’s debt (2020: 5%) will mature in less than one year based on the carrying value of bank loans, bonds and other borrowings reflected in the financial statements. The Company assessed the concentration of risk with respect to refinancing its debt and concluded it to be low based on liquidity in the markets the Company has access to, and recent history of refinancing, except for the additional risks identified in Note 24. The Company believes that access to sources of funding is sufficiently available and the Company’s policy is to diversify the funding sources where possible.
Available facilities
The Company had the following available facilities as of December 31:

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2021
VEON Holdings B.V. – Revolving Credit Facility	Feb 2024	US$1,250	—	US$1,250	1,250	—	1,250
PMCL - Term Facility	Jun 2022	PKR 50,000	PKR 10,000	PKR 40,000	283	57	226
TNS -Plus LLC - Term Facilities*	Oct 2023	KZT 4,000	KZT 2,783	KZT 1,217	9	6	3

* Facility amount of US$ 0.3 is available until October 2025.

	Amounts in millions of transactional currency				US$ equivalent amounts
	Final availability period	Facility amount	Utilized	Available	Facility amount	Utilized	Available
2020
VEON Holdings B.V. – Revolving Credit Facility *	Feb 2022	US$1,586*	—	US$1,586	1,586	—	1,586
PMCL - Syndicated Term Facility and Islamic Finance Facility	Sep 2021	PKR 14,369	PKR 9,999	PKR 4,370	90	62	28
PMCL - Term Facility	Nov 2023	PKR 10,000	PKR 5,000	PKR 5,000	24	12	12

* Facility amount of US$1,586 is available until February 2021. Subsequently a reduced facility amount of US$1,382 was available until March 2021. In March 2021, VEON entered into a new multi-currency revolving credit facility agreement,

Maturity profile
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Payments related to variable interest rate financial liabilities and derivatives are included based on the interest rates and foreign currency exchange rates applicable as of December 31, 2021 and 2020, respectively. The total amounts in the table differ from the carrying amounts as stated in Note 16 as the below table includes both undiscounted principal amounts and interest while the carrying amounts are measured using the effective interest rate method.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
As of December 31, 2021
Bank loans and bonds	1,050	3,200	3,652	1,393	9,295
Lease liabilities	545	1,111	763	751	3,170
Derivative financial liabilities
Gross cash inflows	—	—	—	—	—
Gross cash outflows	8	—	—	—	8
Trade and other payables*	2,031	—	—	—	2,031
Other financial liabilities	120	144	21	15	300
Put option liability over non-controlling interest	16	—	—	—	16
Total financial liabilities	3,770	4,455	4,436	2,159	14,820

Related derivatives financial assets
Gross cash inflows	—	—	—	—	—
Gross cash outflows	—	—	—	—	—
Related derivative financial assets	—	—	—	—	—

Total financial liabilities, net of derivative assets	3,770	4,455	4,436	2,159	14,820
* Certain comparative amounts have been reclassified, refer to Note 24 for further details.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
As of December 31, 2020
Bank loans and bonds	842	3,803	3,123	1,408	9,176
Lease liabilities	525	896	639	239	2,299
Derivative financial liabilities
Gross cash inflows	(228)	—	—	—	(228)
Gross cash outflows	237	—	—	—	237
Trade and other payables*	1,946	—	—	—	1,946
Other financial liabilities	—	60	—	—	60
Warid non-controlling interest put option liability	273	—	—	—	273
Total financial liabilities	3,595	4,759	3,762	1,647	13,763

Related derivatives financial assets
Gross cash inflows	152	—	—	—	152
Gross cash outflows	(149)	—	—	—	(149)
Related derivative financial assets	3	—	—	—	3

Total financial liabilities, net of derivative assets	3,598	4,759	3,762	1,647	13,766
* Certain comparative amounts have been reclassified, refer to Note 24 for further details.

CAPITAL MANAGEMENT
The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios, so as to secure access to debt and capital markets at all times and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. In September 2019, VEON announced a dividend policy that targets paying at least 50% of prior year Equity Free Cash Flow after licenses while Company’s Net Debt to Adjusted EBITDA ratio below 2.4x. See the paragraph below for more information on how the Company’s Net Debt to Adjusted EBITDA ratio is calculated. Dividend payments remain subject to the review by the Company’s Board of Directors of medium-term investment opportunities and the Company’s capital structure. There were no changes made in the Company’s objectives, policies or processes for managing capital during 2021.

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
Further, this ratio is included as a financial covenant in the credit facilities of the Company. For most of our credit facilities the Net Debt to Adjusted EBITDA ratio is calculated at consolidated level of VEON Ltd. and is “pro-forma” adjusted for acquisitions and divestments of any business bought or sold during the relevant period. Under these credit facilities, the Company is required to maintain the Net Debt to Adjusted EBITDA ratio at or below 3.75x (on the basis of the so called "GAAP freeze" principle). The Company has not breached any financial covenants during the period covered by these financial statements.

19    ISSUED CAPITAL AND RESERVES
The following table details the common shares of the Company as of December 31:

	2021	2020

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,667	1,849,190,667

Issued shares, including 7,603,731 shares held by a subsidiary of the Company	1,756,731,135	1,756,731,135

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. All issued shares are fully paid-up.
As of December 31, 2021, the Company’s largest shareholders and remaining free float are as follows:

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
The following table sets forth the computation of basic and diluted earnings per share for continuing operations, for the years ended December 31:

Continuing operations	2021	2020	2019
(In millions of U.S. dollars, except share and per share amounts)

Numerator:
Profit / (loss) for the period attributable to the owners of the parent	605	(384)	576

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,749	1,749	1,749
Denominator for diluted earnings per share (in millions)	1,753	1,749	1,749

Basic (loss) / earnings per share	$0.35	($0.22)	$0.33
Diluted (loss) / earnings per share	$0.35	($0.22)	$0.33
The following table sets forth the computation of basic and diluted earnings per share for discontinued operations, for the years ended December 31:

Discontinued operations	2021	2020	2019

(In millions of U.S. dollars, except share and per share amounts)

Numerator:
Profit / (loss) for the period attributable to the owners of the parent	69	35	45

Denominator:
Weighted average common shares outstanding for basic earnings per share (in millions)	1,749	1,749	1,749
Denominator for diluted earnings per share (in millions)	1,753	1,749	1,749

Basic (loss) / earnings per share	$0.04	$0.02	$0.03
Diluted (loss) / earnings per share	$0.04	$0.02	$0.03

21    DIVIDENDS PAID AND PROPOSED
Pursuant to Bermuda law, VEON is restricted from declaring or paying a dividend if there are reasonable grounds for believing that
(a)VEON is, or would after the payment be, unable to pay its liabilities as they become due, or
(b)the realizable value of VEON assets would, as a result of the dividend, be less than the aggregate of VEON liabilities.
There were no dividends declared by VEON in respect of the year 2021 and 2020. The following table provides an overview of dividends announced by VEON in respect of the year 2019:

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
DIVIDENDS DECLARED TO NON-CONTROLLING INTERESTS
During 2021, 2020 and 2019, certain subsidiaries of the Company declared dividends, of which a portion was paid or payable to non-controlling interests as shown in the table below:

Name of subsidiary	2021	2020	2019

Omnium Telecom Algeria S.p.A	44	45	69
VIP Kazakhstan Holding AG	27	24	24
TNS Plus LLP	8	16	12
Other	10	2	3
Total dividends declared to non-controlling interests	89	87	108
In 2020, PMCL, a subsidiary of the Company, declared dividends to its shareholders, of which US$25 (2019: US$24) was declared to non-controlling shareholders of PMCL. Dividends declared to non-controlling interests of PMCL reduces the principal amount of the put-option liability over non-controlling interest on the date of declaration.

ADDITIONAL INFORMATION

22    RELATED PARTIES
As of December 31, 2021, the Company has no ultimate controlling shareholder. See also Note 19 for details regarding ownership structure.
COMPENSATION TO DIRECTORS AND SENIOR MANAGERS OF THE COMPANY
The following table sets forth the total compensation to our directors and senior managers, who are considered to be key management of the company:

	2021	2020	2019

Short-term employee benefits	39	35	48
Long-term employee benefits	—	1	—
Share-based payment*	9	—	3
Termination benefits	7	4	—
Total compensation to directors and senior management**	55	40	51
*Share-based payment in 2021 represent the expense under the Deferred Shares Plan and Long-Term Incentive Plan, see further details below.

** The number of directors and senior managers vary from year to year. Total compensation paid to directors and senior management approximates the amount charged in the consolidated income statement for that year with the exception of the share-based payment in 2021.

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

Compensation of Key Senior Managers
The following table sets forth the total remuneration expense to the key senior managers in 2021 and 2020 (gross amounts in whole euro and whole US$ equivalents). For further details on compensation and changes to key senior managers, please refer to the Explanatory notes below.

In whole euros	Kaan Terzioglu	Sergi Herrero	Ursula Burns	Serkan Okandan	Trond Westlie	Murat Kirkgoz	Kjell Johnsen	Scott Dresser	Alex Kazbegi	Joop Brakenhoff	Alex Bolis	Dmitry Shvets	Michael Schulz
	Group CEO	Group Co-CEO	Group CEO	Group CFO	Group CFO	Deputy Group CFO	Group COO	Group General Counsel	Group Chief Strategy Officer	Group Chief Internal Audit & Compliance Officer	Group Head of Corporate Development, Communications and Investor Relations	Group Head of Portfolio Management	Group Chief People Officer
2021
Short-term employee benefits
Base salary	1,323,000	628,199	—	1,296,000	—	—	—	1,300,000	143,100	540,000	272,448	365,854	237,741
Annual incentive	1,695,094	623,036	—	1,192,320	—	—	—	1,300,000	128,437	496,800	239,754	372,351	197,107
Other	205,350	5,512,172	—	1,276,225	—	—	—	1,013,859	143,936	96,600	77,000	11,271	27,862
Long-term employee benefits	166,518	(144,764)	—	—	—	—	—	—	—	—	—	—	—
Share-based payments	2,158,098	(60,701)	(103,954)	1,066,672	—	(26,417)	—	277,390	—	467,471	330,726	491,760	469,127
Termination benefits	—	2,936,759	—	—	—	—	—	2,625,000	579,675	—	—	—	—
Total remuneration expense *	5,548,060	9,494,701	(103,954)	4,831,217	—	(26,417)	—	6,516,249	995,148	1,600,871	919,928	1,241,236	931,837

2020
Short-term employee benefits
Base salary	1,323,000	1,181,368	1,162,750	864,000	16,810	211,600	—	1,300,000	553,500	224,100	—	—	—
Annual incentive	930,418	769,643	540,984	525,730	—	80,302	—	2,300,000	338,378	147,813	—	—	—
Other	439,657	2,158,022	554,328	297,341	212,631	40,360	299,333	24,100	104,124	39,908	—	—	—
Long-term employee benefits	76,366	706,925	—	—	—	—	—	—	—	—	—	—	—
Share-based payments	88,056	58,707	111,403	76,316	(217,080)	(7,954)	(217,080)	(65,526)	—	8,775	—	—	—
Termination benefits	—	—	—	—	—	—	—	—	—	—	—	—	—
Total remuneration expense *	2,857,497	4,874,665	2,369,465	1,763,387	12,361	324,308	82,253	3,558,574	996,002	420,596	—	—	—

* Total remuneration expense for 2021 excludes accrued payroll taxes of EUR-3 million (US$-3) (2020: EUR9 million (US$10) recorded in ‘Selling, general and administrative expenses’ incurred by the Company pertaining to payments made to Ursula Burns (2020: Ursula Burns and Kjell Johnsen).

In whole US dollars	Kaan Terzioglu	Sergi Herrero	Ursula Burns	Serkan Okandan	Trond Westlie	Murat Kirkgoz	Kjell Johnsen	Scott Dresser	Alex Kazbegi	Joop Brakenhoff	Alex Bolis	Dmitry Shvets	Michael Schulz
	Group CEO	Group Co-CEO	Group CEO	Group CFO	Group CFO	Deputy Group CFO	Group COO	Group General Counsel	Group Chief Strategy Officer	Group Chief Internal Audit & Compliance Officer	Group Head of Corporate Development, Communications and Investor Relations	Group Head of Portfolio Management	Group Chief People Officer
2021
Short-term employee benefits
Base salary	1,564,015	742,676	—	1,532,096	—	—	—	1,536,825	169,169	638,373	322,081	433,078	281,051
Annual incentive	2,003,894	736,572	—	1,409,528	—	—	—	1,536,825	151,835	587,303	283,431	440,768	233,014
Other	242,759	6,516,660	—	1,508,718	—	—	—	1,198,557	170,158	114,198	91,027	13,342	32,938
Long-term employee benefits	196,853	(171,144)	—	—	—	—	—	—	—	—	—	—	—
Share-based payments	2,551,245	(71,763)	(122,891)	1,260,991	—	(31,230)	—	327,923	—	552,631	390,975	582,119	554,589
Termination benefits	—	3,471,927	—	—	—	—	—	3,103,204	685,276	—	—	—	—
Total remuneration expense *	6,558,766	11,224,928	(122,891)	5,711,333	—	(31,230)	—	7,703,334	1,176,438	1,892,505	1,087,514	1,469,307	1,101,592

2020
Short-term employee benefits
Base salary	1,508,380	1,346,902	1,325,676	985,064	19,165	241,250	—	1,482,157	631,057	255,501	—	—	—
Annual incentive	1,060,789	877,486	616,787	599,396	—	91,554	—	2,622,278	385,792	168,525	—	—	—
Other	501,262	2,460,406	632,001	339,005	242,425	46,015	341,276	27,477	118,714	45,500	—	—	—
Long-term employee benefits	87,066	805,980	—	—	—	—	—	—	—	—	—	—	—
Share-based payments	100,394	66,933	127,013	87,009	(247,497)	(9,069)	(247,497)	(74,708)	—	10,005	—	—	—
Termination benefits	—	—	—	—	—	—	—	—	—	—	—	—	—
Total remuneration expense *	3,257,891	5,557,707	2,701,477	2,010,474	14,093	369,750	93,779	4,057,204	1,135,563	479,531	—	—	—
* Total remuneration expense for 2021 excludes accrued payroll taxes of EUR-3 million (US$-3) (2020: EUR9 million (US$10) recorded in ‘Selling, general and administrative expenses’ incurred by the Company pertaining to payments made to Ursula Burns (2020: Ursula Burns and Kjell Johnsen).
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
Share-based payment expense relates to amounts related to the long-term incentive scheme and the deferred shared plan as well as amounts accrued under the value growth cash-based multi-year incentive plans, see below for further details.
Changes in Key Senior Managers
Ursula Burns stepped down as Group CEO with effect from March 1, 2020. Sergi Herrero and Kaan Terzioğlu were appointed as Group Co-CEOs with effective from March 1, 2020, having previously served as Joint Group COOs since September 2, 2019 and November 1, 2019, respectively. Sergi Herrero stepped down from the role of Group Co-CEO on June 30, 2021 and Kaan Terzioğlu has continued his role as Group CEO.
On May 1, 2020, Serkan Okandan joined VEON as Group CFO. Trond Westlie stepped down from the role of Group CFO on September 30, 2019 and Murat Kirkgoz served as Deputy Group CFO from August 1, 2019 to April 30, 2020.
Kjell Johnsen stepped down from the role of Group COO on November 1, 2019, Alex Kazbegi stepped down from the role of Group Chief Strategy Officer on March 31, 2021, and Scott Dresser stepped down from the role of Group General Counsel on December 31, 2021.
In addition, Joop Brakenhoff was appointed Group Chief Internal Audit & Compliance Officer, effective July 1, 2020, Alex Bolis was appointed Group Head of Corporate Strategy, Communications and Investor Relations, effective April 1, 2021, Dmitry Shvets was appointed Group Head of Portfolio and Performance Management, effective April 15, 2021, and Michael Schulz was appointed Group Chief People Officer, effective July 1, 2021.

Compensation of Board of Directors
The following table sets forth the total remuneration expense to the members of the Board of Directors members in 2021 and 2020 (gross amounts in whole euro and whole US dollar equivalents). For details on changes in Board of Directors, please refer to explanations below.

	Retainer		Committees		Other compensation		Total
In whole euros	2021	2020	2021	2020	2021	2020	2021	2020

Hans Holger Albrecht	487,500	204,167	136,458	72,917	1,098,610	—	1,722,568	277,084
Guillaume Bacuvier	—	105,114	—	23,125	—	—	—	128,239
Osama Bedier	155,556	308,333	44,444	68,750	—	—	200,000	377,083
Ursula Burns	—	323,864	—	—	—	—	—	323,864
Mariano De Beer	—	204,167	—	87,500	—	—	—	291,667
Peter Derby	155,556	204,167	66,667	87,500	—	—	222,223	291,667
Mikhail Fridman	75,000	60,417	—	—	—	—	75,000	60,417
Gennady Gazin	842,708	629,167	57,292	33,333	1,971,749	—	2,871,749	662,500
Amos Genish	155,556	204,167	66,667	87,500	—	—	222,223	291,667
Yaroslav Glazunov	75,000	13,350	—	—	—	—	75,000	13,350
Andrei Gusev	75,000	60,417	—	—	—	500,000	75,000	560,417
Gunnar Holt	350,000	308,333	150,000	118,750	—	—	500,000	427,083
Sir Julian Horn-Smith	—	105,114	—	10,511	—	—	—	115,625
Robert Jan van de Kraats	350,000	308,333	125,000	85,417	—	—	475,000	393,750
Guy Laurence	—	104,167	—	12,500	—	—	—	116,667
Alexander Pertsovsky	—	47,917	—	—	—	—	—	47,917
Steve Pusey	189,583	204,167	53,125	58,333	—	—	242,708	262,500
Leonid Boguslavsky	335,417	—	23,958	—	—	—	359,375	—
Sergi Herrero	195,417	—	13,958	—	—	—	209,375	—
Irene Shvakman	195,115	—	27,874	—	—	—	222,989	—
Vasily Sidorov	195,115	—	111,494	—	—	—	306,609	—
Total compensation	3,832,523	3,395,361	876,937	746,136	3,070,359	500,000	7,779,819	4,641,497

	Retainer		Committees		Other compensation		Total
In whole US dollars	2021	2020	2021	2020	2021	2020	2021	2020

Hans Holger Albrecht	576,323	232,775	161,321	83,134	1,298,776	—	2,036,420	315,909
Guillaume Bacuvier	—	119,843	—	26,365	—	—	—	146,208
Osama Bedier	183,898	351,537	52,542	78,383	—	—	236,440	429,920
Ursula Burns	—	369,244	—	—	—	—	—	369,244
Mariano De Beer	—	232,775	—	99,761	—	—	—	332,536
Peter Derby	183,898	232,775	78,813	99,761	—	—	262,711	332,536
Mikhail Fridman	88,665	68,883	—	—	—	—	88,665	68,883
Gennady Gazin	996,250	717,326	67,730	38,004	2,331,001	—	3,394,981	755,330
Amos Genish	183,898	232,775	78,813	99,761	—	—	262,711	332,536
Yaroslav Glazunov	88,665	15,221	—	—	—	—	88,665	15,221
Andrei Gusev	88,665	68,883	—	—	—	570,060	88,665	638,943
Gunnar Holt	413,770	351,537	177,330	135,389	—	—	591,100	486,926
Sir Julian Horn-Smith	—	119,843	—	11,984	—	—	—	131,827
Robert Jan van de Kraats	413,770	351,537	147,775	97,386	—	—	561,545	448,923
Guy Laurence	—	118,763	—	14,252	—	—	—	133,015
Alexander Pertsovsky	—	54,631	—	—	—	—	—	54,631
Steve Pusey	224,125	232,775	62,804	66,507	—	—	286,929	299,282
Leonid Boguslavsky	396,530	—	28,323	—	—	—	424,853	—
Sergi Herrero	231,022	—	16,502	—	—	—	247,524	—
Irene Shvakman	230,665	—	32,952	—	—	—	263,617	—
Vasily Sidorov	230,665	—	131,808	—	—	—	362,473	—
Total compensation	4,530,809	3,871,123	1,036,713	850,687	3,629,777	570,060	9,197,299	5,291,870

Explanatory notes
In 2021, equity-settled awards were granted to Group Chairman Gennady Gazin (1,224,086) and Group Digital and Innovation Committee Chairman Hans-Holger Albrecht (1,360,095). The share awards will vest on June 10, 2022 and the shares are subject to a holding period through to July 16, 2023. The fair value of these awards were determined using the Black-Scholes Model and an expense of US$2 was incurred as of December 31, 2021 which is included in other compensation.

Changes in Board of Directors
Ursula Burns was appointed Group CEO and Chairman of the VEON Ltd. board of directors on December 12, 2018. Accordingly, her total compensation through March 1, 2020, has been included in the section “Compensation of Key Senior Managers” above, except for payments received in respect of her role on Board Committees. Ursula Burns stepped down as Group CEO on March 1, 2020, and later stepped down as Chairman on June 1, 2020.
On June 1, 2020, VEON announced the results of the elections conducted at its Annual General Meeting of Shareholders. Shareholders elected five new members to the Company’s Board of Directors, Hans-Holger Albrecht, Mariano De Beer, Peter Derby, Amos Genish and Stephen Pusey, as well as seven previously serving directors: Osama Bedier, Mikhail Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Robert Jan van de Kraats and Alexander Pertsovsky. Following the election of the directors, Gennady Gazin was appointed as Chairman of VEON’s Board of Directors, effective June 1, 2020 and on October 28, 2020, Yaroslav Glazunov was appointed as an alternate director for Alexander Pertsovsky.
On June 10, 2021, VEON announced the results of the elections conducted at its Annual General Meeting of Shareholders. Shareholders elected three new members to the Company’s Board of Directors, Vasily Sidorov, Irene Shvakman and Sergi Herrero, as well as nine previously serving directors: Hans-Holger Albrecht, Leonid Boguslavsky, Mikhail Fridman, Gennady Gazin, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Stephen Pusey and Robert Jan van de Kraats. Stephen Pusey stepped down as a director from the Company’s Board of Directors on July 15, 2021.
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
Deferred Share Plan
In 2021, equity-settled awards were granted to certain key senior managers and directors under the Deferred Shares Plan (“DSP”), which are subject to a two years vesting period from the grant date. The fair value of the awards were determined using the Black-Scholes Model and an expense of US$5 was incurred as of December 31, 2021.

Long Term Incentive Scheme
In 2021, equity-settled awards were granted to certain key senior managers under the Long-Term Incentive Plan (“LTIP”), which are subject to a three years vesting period from the date of the grant as well as a performance condition in line with shareholder interests. The fair value of the awards were determined using the Black-Scholes Model and an expense of US$4 was incurred as of December 31, 2021.

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
ACCOUNTING POLICIES
Equity-settled share-based payments are measured at the grant date fair value, which is expensed over the vesting period, taking into account expected forfeitures and performance conditions, if any, with a corresponding increase in equity.

Cash-settled share-based payments are measured at the grant date fair value and recorded as a liability. The Company remeasures the fair value of the liability at the end of each reporting period until the date of settlement, with any changes in fair value recognized in the income statement.

Other short-term benefits not related to share-based payments are expensed in the period when services are received.

23    EVENTS AFTER THE REPORTING PERIOD
Ongoing conflict between Russia and Ukraine

As of April 29, 2022, the conflict between Russia and Ukraine remains ongoing. Please refer to Note 24 for further details.

Financing activities

In February 2022, VEON Holdings B.V. repaid RUB 30 billion (US$396) of outstanding loans to VTB Bank originally maturing in July 2025.

In February 2022, VEON Finance Ireland DAC signed a RUB 30 billion (US$400) Term Facility Agreement with VTB Bank with a floating rate. This facility is guaranteed by VEON Holding B.V. and has a Maturity of February 2029. The proceeds from this facility will be used for general corporate purposes, including the financing of intercompany loans to PJSC VimpelCom.

In February 2022, the maturity of the revolving credit facility (RCF) was extended one year until March 2025.

In February 2022, VEON Holdings B.V. has drawn US$430 under the RCF. The outstanding balance can be rolled over until maturity in 2025.

In February 2022, VEON Holdings B.V. repaid the 7.50% Note of US$417 which became due in March 2022.

In February 2022, Jazz, a subsidiary of the Company in Pakistan, fully utilized the remaining PKR 40 billion (US$222) available under their line of credit.

In March 2022, VEON Finance Ireland DAC prepaid a RUB 30 billion (US$259) Term Facility Agreement with VTB Bank in accordance with its terms, and the facility has been cancelled.

In March 2022, Alfa Bank (US$125 commitment) and Raiffeisen Bank Russia (US$70 commitment) notified the Agent under the RCF that as a result of new Russian currency regulations following a presidential decree, they could no longer participate in the RCF. As a result, their available commitments were cancelled and the total available credit under the RCF reduced from US$1,250 to US$1,055.

In April 2022, the drawn portion from Alfa Bank under the RCF (US$43) was repaid. The drawn portion from Raiffeisen Bank Russia (US$24) is to be repaid by the end of May 2022.

In April 2022, VEON novated two group-level loans, with Sberbank and Alfa Bank respectively, and totaling RUB 90 billion (US$1,070), to PJSC VimpelCom, with the former borrower, VEON Finance Ireland DAC and the former guarantor, VEON Holdings B.V., having been released from their obligations.

In March 2022, Kyivstar, a subsidiary of the Company in Ukraine, prepaid a UAH 1,350 million (US$46) loan with JSC CitiBank, prepaid a portion of a UAH 1,677 million loan with Alfa Bank (UAH 1,003 million (US$34) repaid), and in April 2022 prepaid a portion of a UAH 1,275 million loan with JSC Credit Agricole (UAH 940 million (US$32) repaid).

In April 2022, Jazz signed a PKR 40 billion (US$220) syndicated loan with a 10 year maturity.

In April 2022, Banglalink, a subsidiary of the Company in Bangladesh, signed a BDT 12 billion (US$139) syndicated loan with a five years maturity.

As of April 29, 2022, VEON Holdings B.V. is in the process of drawing down the remaining committed amounts under the RCF, with a portion of the related utilization request having been received as of such date. Once the drawdown is complete, the RCF will be fully drawn. The proceeds of this drawing will be used for general corporate purposes.

Other developments

On March 31, 2022, Banglalink acquired new spectrum for a fee of US$205 payable in installments over eleven years, doubling its spectrum holding in Bangladesh. Banglalink acquired 40 MHz of spectrum from the 2,300 MHz band.

On April 12, 2022, Jazz signed a 4G license renewal with the PTA for a fee of PKR 45 billion (US$486) for fifteen years, of which 50% has been settled, and the remaining amount will be paid in five equal annual installments.

Changes to Board of Directors

On January 5, 2022, VEON announced the appointment of Karen Linehan to the Board of Directors as a non-executive director, following the resignation of Steve Pusey in 2021.

On March 1, 2022, VEON announced the resignation of Mikhail Fridman from the Board of Directors, effective from February 28, 2022.

On March 8, 2022, VEON announced the resignation of Robert Jan van de Kraats from the Board of Directors, effective from March 7, 2022.

On March 16, 2022, VEON announced the appointment of Michiel Soeting to the Board of Directors as a non-executive director and Chairman of the Audit and Risk Committee, following the resignation of Robert Jan van de Kraats on March 7, 2022.

Notification from NASDAQ on Minimum Share Price Requirement

On April 12, 2022, VEON confirmed that on April 7, 2022 VEON received notification from the Listing Qualifications Department of NASDAQ that VEON is not in compliance with the minimum bid price requirement set forth in NASDAQ’s Listing Rule 5550(a)(2). This does not impact current NASDAQ listing and trading, and VEON will evaluate options to return to compliance.

VEON announced its intention to establish a new parent holding company in the United Kingdom

On February 3, 2022, VEON announced its intention to move its group parent company to the United Kingdom, with the introduction of a newly formed UK incorporated public limited company (the “new UK Parent Company”) as the top holding company of the VEON Group. It was expected that the new UK Parent Company would replace VEON Ltd. as the VEON Group’s ultimate parent company by way of a Bermuda court-approved scheme of arrangement. VEON has since suspended all activities related to the previously proposed re-domiciliation of VEON Ltd. to the United Kingdom and will continue to consider the optimal corporate structure for the Group..

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
Certain comparative amounts have been reclassified. Specifically, the following December 31, 2020 balances were reclassified in the consolidated statement of financial position:
• Short term investments for treasury bills shorter than three months maturity relating to micro finance bank operations of US$75 is now presented in cash and cash equivalents. Accordingly the cash flow movement of US$39 (2019:US$15) relating to treasury bills has also been presented as cash and cash equivalent.

• Short term portion of license fee payable of US$31 is now presented as other financial liabilities within current debt and derivative liabilities.

• Expected credit losses relating to other trade receivables of US$27 presented as other receivables, is now presented as expected credit losses trade and receivable.

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
Ongoing conflict between Russia and Ukraine
As of April 29, 2022, hostilities continue in Ukraine. One third of our total subscribers are in Ukraine and Russia, where they are supported by 32,000 employees. VEON’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel to other geographies and add new locations, as appropriate. As of April 29, 2022, most of our Ukraine subsidiary’s employees remain in the country. As of April 15, 2022, millions of people have fled Ukraine and the country has sustained significant damage to infrastructure and assets.

If the ongoing conflict persists, we could lose a percentage of our customer base in Ukraine. If Ukrainian refugees choose to relocate permanently outside of Ukraine and switch to local providers, this could have a significant impact on their use and spending on our services. We have been and also will incur additional expenditures to maintain and repair our mobile and fixed-line telecommunications infrastructure in Ukraine as a result of any damage inflicted on our infrastructure due to the ongoing conflict, as well as for security, increased energy costs, and related operational and capital expenditures. In addition, our ability to provide services in Ukraine may be impaired if we are unable to maintain key personnel within Ukraine and/or our infrastructure within Ukraine is significantly damaged or destroyed.

In response to the events in Ukraine, the United States, European Union (and individual EU member states) and, the United Kingdom, as well as other countries have imposed wide-ranging economic sanctions and trade restrictions which have targeted individuals and entities as well as large aspects of the Russian economy, including freezing the assets of Russia’s central bank, other Russian financial institutions, and individuals, removing selected Russian banks from the Swift banking system, and curbing certain products exported to Russia. Furthermore, as a response to the imposed sanctions, Russia recently introduced a number of counter-sanctions aimed at stabilizing domestic financial markets. These, among others, include restrictions related to capital and foreign exchange controls, restrictions on lending to foreign (non-Russian) persons, restrictions on foreign persons’ transactions with Russian securities and real estate, and limitations on export and import of certain goods into and outside Russia.

The ongoing conflict between Russia and Ukraine, and the sanctions imposed by the various jurisdictions, counter sanctions and other legal and regulatory measures, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all the foregoing, have negatively impacted and will continue to negatively impact our operations and results in Russia and Ukraine, and may affect our operations and results in the other countries in which we operate.

The conflict has resulted in the following events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:

•The current events in the regions where we operate in Ukraine and where we derive a significant amount of our business may pose security risks to our people, our facilities, our operations, and infrastructure, such as utilities and network services, and the disruption of any or all of them could significantly affect our business, financial conditions and results of operations in Ukraine, and cause volatility in the value of our securities. The conflict has also had a marked impact on the economies of Russia and Ukraine. Currently, a significant majority of Ukraine’s network infrastructure is operating effectively and disruptions in service are limited to specific areas where the conflict is most intense.

• We anticipate that we will report material impairment charges with respect to assets in Ukraine and/or Russia during 2022. If there is a significant improvement in the current underlying conditions, including a lasting resolution of the ongoing conflict, this will enable positive adjustments to our business plans. We are still gathering the necessary data and we are not able at this time to estimate the amount or range of this potential impairment charge to the profit and loss statement. It is possible these impairment charges may rise to a level as to require additional analysis to determine the true value of assets as outlined in the provisions of our debt agreements and in the worst scenario, when the true value of assets is lower than the liabilities, could require early repayments of our long term debt. The conflict is considered a non-adjusting subsequent event in accordance with IAS 10, Events after the reporting period, and as such, any impairment charge reported in 2022 does not impact the valuation of our assets and operations as of December 31, 2021. While the financial performance of Ukraine has been significantly impacted in 2022, our operations in Ukraine represents 14% of our revenue for the year ended December 31, 2021 and as such, there is no significant impact to group’s financial performance as a whole. Further, there are no interdependencies of Ukraine’s operations with the other operating segments.

•In Russia, macroeconomic conditions and outlook have deteriorated significantly since the beginning of the conflict. We expect our results of operations in Russia on a U.S. dollar basis to be lower for the foreseeable future compared to results prior to the onset of the conflict, largely due to the volatility of the Russian ruble.

•As of April 29, 2022, the Company has concluded that neither VEON Ltd. nor any of its subsidiaries is subject to any sanctions imposed by the United States, European Union (and individual EU member states) and, the United Kingdom. However, the interpretation and enforcement of these new sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions. For example, to protect US foreign policy and national security interests, the US government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-US persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the US financial system at all. These secondary sanctions could be imposed on the Company or any of the Company’s subsidiaries if they were to engage in activity that the US government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties. The broad nature of the financial sanctions targeted at the Russian financial system, including several banks that have historically provided funding to the Company, along with comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine may therefore have a material impact on the Company’s operations and business plans in Russia and Ukraine.

•Based on the current state of affairs, the Company currently has sufficient liquidity to satisfy our current obligations at least over the next twelve months from the issuance of the financial statements without the needs of additional financing. Our current liquidity forecast assumes the completion of the anticipated sale of our business in Algeria as disclosed in Note 10, the remaining availability of the revolving credit facility, and no early repayments of our long-term debt. The Company also expects to meet its financial covenants as required by our debt agreements during the same period. However, these are highly uncertain times and it is not possible to predict with precision how certain developments will impact our liquidity position, our financial covenants and non-

financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels. A continued deterioration in the results or operations of our operating companies could trigger certain financial covenants or non-financial provisions in our debt agreements, requiring accelerated repayment, potentially triggering a cross-default across all debt facilities and the revolving credit facility and negatively impact our liquidity. We may also be impacted by conditions or local legal requirements in international markets that could make it more difficult to service our existing debt obligations or refinance existing debt. Should we not realize the assumptions behind our liquidity forecast, we may not have sufficient liquidity to continue to operate as outlined above. If we are unable to raise additional capital in the market in which we want to raise it, or at all, or if the cost of raising additional capital significantly increases, as is the case when central banks raise benchmark interest rates, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations.

•In response to the geopolitical and economic situation in both Ukraine and Russia, there is a risk of either country imposing external administration over foreign companies or assets. For example, there are laws under review by the Ukrainian government regarding nationalization of property and assets in Ukraine with association to the Russian Federation. Such measures, if adopted and applied in relation to either our Ukrainian or Russian subsidiary, or both, could lead to the involuntary deconsolidation of our Ukrainian and/or Russian operations. Additionally, the United States imposed sweeping export control restrictions on Russia’s ability to obtain goods, software and technology subject to U.S. export control jurisdiction, including a broad array of foreign-made items, that were previously not subject to U.S. export control jurisdiction. This could have an adverse impact on our ability to maintain and/or improve our infrastructure and adversely impact the availability and quality of our services and therefore have a material adverse effect on our operations and results of operation. In the event of future imposed laws and regulations as a result of the ongoing conflict between Russia and Ukraine, our business, the operation of our networks, our supply chain stability of items critical to the telecommunications sector in Russia, and our ability to comply with the terms of our operating licenses and local laws and regulations could be materially adversely impacted.

Management’s actions to address these events and conditions are as follows:

•We have implemented business continuity plans to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations in Ukraine and Russia.

•The Company has performed sensitivities on the volatility of the Russian ruble with respect to the impact on our financial results and does not expect fluctuations to have a significant impact. In the normal course of business, the Company manages its foreign currency risk by selectively hedging committed exposures and hedges part of its exposure to fluctuations on the translation into U.S. dollars of its foreign operations by holding the borrowings in foreign currencies or by foreign exchange swaps and forwards. Refer to Note 18 for additional details.

•Management is actively monitoring any new developments in applicable sanctions to ensure that we are in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance. As a result of current economic sanctions affecting Russian banks, we repaid our RUB 30 billion seven year term loan with VTB Bank on March 9, 2022 and two of our group-level loans with Sberbank and Alfa Bank respectively, totaling RUB 90 billion in total, were novated to PJSC VimpelCom, within the Russia operating segment, in April 2022. This resulted in the release of the former borrower (VEON Finance Ireland DAC) and the former guarantor (VEON Holdings BV) from their obligations. In addition, the novation of these loans has allowed VEON to ensure that the majority of the Group’s RUB liabilities are held within Russia and as such are matched to the market where RUB revenues are generated, enabling further review of the capital structure of PJSC VimpelCom.

•Management actively monitors the Company’s liquidity position, our financial and non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels and should they reach a level considered at-risk, management will take actions to ensure our liquidity position is sufficient and our financial covenants and non-financial provisions in our debt agreements are met. In the event a default provision within our debt agreements is triggered, VEON is in regular communication with its relevant lenders and has an obligation to notify them of any default that occurs and is continuing to occur. Should this occur, VEON will proactively and promptly respond to queries from lenders on the relevant covenant breach and initiate negotiations with lenders should the need arise.

•Management is actively monitoring any new developments in new laws and regulations to ensure that we are in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance. The United States imposed sweeping new export control restrictions on Russia’s ability to obtain goods, software and technology subject to U.S. export control jurisdiction, including a broad array of foreign-made items, that were previously not subject to U.S. export control jurisdiction. This could have an adverse impact on our ability to maintain and/or improve our infrastructure and adversely impact the availability and quality of our services and therefore will negatively impact our operations and results of operation in Russia. The Company is currently developing contingency plans to maximize the use of existing equipment in order to minimize the impact on our operations and results while also analyzing the potential for applying for licenses in order to permit continued procurement of goods, software and technology subject to U.S. export control jurisdiction.

The accompanying consolidated financial statements have been prepared on a going concern basis. In accordance with International Accounting Standards (“IAS”) 1, Presentation of Financial Statements, the Company has determined that the aforementioned conditions and events, considered in the aggregate, may cast significant doubt about the Company’s ability to continue as a going concern for at least twelve months after the date these consolidated financial statements were authorized for issuance. Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing conflict and potential future imposed sanctions as well as potential new counter-sanctions, and given the possible future imposition of external administration over our Russian and Ukrainian operations in particular, management concluded that a material uncertainty remains related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards.

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
The sources of uncertainty identified by the Group are described together with the applicable Note, as follows:

Significant accounting judgment / source of estimation uncertainty	Described in
Revenue recognition	Note 3
Deferred tax assets and uncertain tax positions	Note 8
Provisions and contingent liabilities	Note 7
Impairment of non-current assets	Note 11
Control over subsidiaries	Note 14
Depreciation and amortization of non-current assets	Note 12 and Note 13
Fair value of financial instruments	Note 16
Sale and lease back transactions	Note 12
Measurement of lease liabilities	Note 16

NEW STANDARDS AND INTERPRETATIONS
Adopted in 2021
During 2021, the IASB issued an amendment to IFRS 16 'Leases', providing an option to apply a practical expedient in respect of accounting for certain rent concessions arising as a direct consequence of COVID-19, such as rent holidays and temporary rent reductions. Under this amendment, which became effective in 2021, lessees are exempted from having to consider whether these rent concessions are lease modifications. The Group has chosen not to apply the practical expedient available, and will therefore account for any rent concessions as lease modifications

Not yet adopted by the Group
Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on VEON financial statements in current or future reporting periods or on foreseeable future transactions.

26 CONDENSED SEPARATE FINANCIAL INFORMATION OF VEON LTD
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
The Company performed a test on the restricted net assets of consolidated subsidiaries and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2021. As of December 31, 2021, VEON Ltd. had restricted net assets of 102%, compared to 390% in 2020, of total net assets. The Company is subject to legal restrictions to distribute accumulated profits from Algeria by virtue of local shareholding agreement (i.e. it is allowed only to distribute 42.5% of current year profit), and the rest is restricted. The relative change in restriction was primarily due to the impairment of our Russia and Kyrgyzstan CGU’s (refer to Note 11) in 2020, as well as the devaluation of exchange rates in the countries in which VEON operates (refer to Note 1), thus lowering the book value of consolidated net assets of the Company relative to an unchanged share of the restricted assets. Accordingly, separate condensed financial statements of VEON Ltd. have been prepared, in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X. The restricted net assets in Algeria have no implications on the Company’s ability to pay dividends.
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
Condensed statement of financial position:
As of December 31

	2021	2020	2019
Non-current assets
Intangible assets	6	8	10
Tangible fixed assets	3	8	15
Financial fixed assets	690	138	1,152
Total non-current assets	699	154	1,177
Total current assets	119	320	393

Total assets	818	474	1,570

Equity	586	163	1,226
Total liabilities	232	311	344

Total equity and liabilities	818	474	1,570

Condensed income statement:
for the years ended December 31

	2021	2020	2019
Selling, general and administrative expenses	(86)	(101)	(160)
Other operating gains	—	—	350
Recharged expenses to group companies	(11)	3	21

Operating (loss) / profit	(97)	(98)	211
Finance income and (costs)	2	(2)	6
Share in result of subsidiaries after tax	773	(249)	404
Income tax	(4)	—	—
Total non-operating income and expenses	772	(251)	410

Profit / (loss) for the year	674	(349)	621

Condensed statements of comprehensive income:
for the years ended December 31

	2021	2020	2019
Total comprehensive (loss) / profit for the year, net of tax	—	(800)	733

Condensed statement of cash flows:
for the years ended December 31

	2021	2020	2019

Net cash flows from operating activities	(27)	(13)	(213)

Investing activities
Receipt of dividends	—	—	—
Receipt of capital surplus from a subsidiary	(1)	317	650
Other cash flows from investing activities	3	—	101
Net cash flows used in investing activities	2	317	751

Financing activities
Proceeds from borrowings net of fees paid	—	—	—
Repayment of borrowings	—	—	—
Dividends paid to equity owners of the parent	—	(260)	(522)
Share capital issued and paid	—	—	—

Net cash flows generated from/(used in) financing activities	—	(260)	(522)

Net increase (decrease) in cash and cash equivalents	(25)	44	16
Net foreign exchange difference	—	—	—
Cash and cash equivalents at beginning of period	79	35	19
Cash and cash equivalents at end of period	54	79	35

As of December 31, 2021, 2020 and 2019 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Amsterdam, April 29, 2022
VEON Ltd.